Form 20-F
period 2009-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2011-07-01
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(translation of registrant’s name into English)

Federative Republic of Brazil

(jurisdiction of incorporation or organization)

Avenida Presidente Vargas, 409 – 9th floor, Edifício Herm. Stoltz – Centro, CEP 20071-003, Rio de Janeiro, RJ, Brazil

(address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	New York Stock Exchange

Common Shares, no par value*	New York Stock Exchange

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class B Preferred Share	New York Stock Exchange

Preferred Shares, no par value*	New York Stock Exchange

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009 was:

905,023,527	Common Shares
146,920	Class A Preferred Shares
227,186,643	Class B Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12-b-2 of the Exchange Act.

Large accelerated filer  ☒    Accelerated filer  ☐    Non accelerated filer  ☐

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

- ii -

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, unless otherwise indicated or the context otherwise requires, all references to “we”, “our”, “ours”, “us” or similar terms refer to Centrais Elétricas Brasileiras S.A. – Eletrobras and its consolidated subsidiaries.

We maintain our books and records in reais. Our audited consolidated financial statements for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 as included in this annual report, have been prepared in accordance with generally accepted accounting principles in the United States or U.S. GAAP.

We have not included the balance sheet data as of December 31, 2006 and 2005 because we concluded that we could not provide the restated amounts without unreasonable effort and expense.

Restatement of financial statements for the years ended December 31, 2008 and 2007

During the process of preparing our financial statements as of and for the year ended December 31, 2009, we concluded that certain line items should properly have been accounted for differently in the previously issued financial statements included in our 2008 20-F as of and for the years ended December 31, 2008 and 2007. These line items and the resulting impact of the restatements in prior periods are described below. Further, the effects of the reclassification are fully described in Note 3 to our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, beginning on page F-1.

Leasing agreements

We concluded that certain contracts related to the purchase of energy should properly be characterized as leasing contracts under the terms of EITF (Emerging Issues Task Force)—001/18. Previously, we treated these as contracts for the purchase of energy and did not classify these leasing contracts as “fixed assets”. These contracts will now be classified as finance leases under Financial Accounting Standards Board Codification (ASC) Topic 840, Leases, because, in substance, they represent contracts to purchase energy plants. The conclusion is based on the fact that (i) the energy plants that generate the energy purchased by us will be transferred to us at no cost at the end of the contract, and (ii) the duration of these contracts represents the major part of the useful life of these plants.

Accordingly, we now recognize the acquisition of these energy plants and the respective financing as if these contracts had been recognized as finance leases since the date of inception. As a result, we now also recognize the respective depreciation over the useful life of these plants and the impact of the respective financing through payment installments.

Each finance lease is capitalized at the lease’s commencement as the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges. The corresponding rental obligations, net of finance charges, are included within financial liabilities. The interest component of the finance cost is recorded on the income statement over the lease period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease contract period.

Fixed assets

Through Eletronuclear, we operate two nuclear power plants, Angra I and Angra II. In addition, during the second half of 2009, we recommenced construction of a new nuclear plant, called Angra III, after construction was halted since September 1982. However, we continued to capitalize the interest related to the financing of this project during the period that the plant was not under construction. The amount of capitalized interest during this period was R$1,273.8 million, which we wrote-off against retained earnings. Additionally, we recorded R$6.3 million and R$8.6 million against financial expenses in our income statements for the years ended December 31, 2006 and December 31, 2007 and 2008, respectively.

In addition, we recorded in 2007 an asset and corresponding liability related to the expansion of the Tucuri hydroelectric plant by Eletronorte in 2007. The related assets are not eligible for capitalization, and, as a consequence, we recorded the write-off of the related asset and liability and corresponding depreciation incurred during this period.

Investments in affiliates

As of December 31, 2009 and 2008, we were a non-controlling shareholder in 36 of our investments. Except for CTEEP, which represents approximately 30% of our investments as of December 31, 2009, no other investment individually represented more than 5% of such balance for the year. We had accounted for some of these investments, where we held over 20% of the voting capital or the equivalent, under the equity method based on financial statements prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”).

Our management had initially assessed that differences between BR GAAP and U.S. GAAP are immaterial. During the process of preparing our financial statements as of and for the year ended December 31, 2009, we performed a more detailed analysis and concluded that although our interest in the fair value of these investments represented more than 20% of their capital, we did not exercise significant influence over their management as we were not able to obtain financial statements from them prepared in accordance with U.S. GAAP.

We no longer account for such investments under the equity method. We now record these investments as available for sale securities, meaning that we recognize these investments at their publicly quoted market price (when available) and under the cost basis when readily determinable fair value information is not available. In addition, we reassessed the value of certain investments previously accounted for under the cost basis. Values of investments with publicly quoted market prices were measured based on the fair value against comprehensive income. Subsequent changes in fair values are recognized in “Other Comprehensive Income”. All dividends received from these investments are recognized as income when received.

We believe that our restated policy provides a more transparent disclosure and fair presentation of our consolidated financial statements under U.S. GAAP. As of December 31, 2009 and 2008, these investments amounted to R$6,608.1 million and R$5,898.3 million, respectively.

Financial Investments

On February 16, 2006, we entered into an agreement with the shareholders of InvestCo, with the aim to explore the energy concession of UHE Luiz Eduardo Magalhães with a consortium formed by the Rede Group, EDP Energias do Brasil, CEB and CMS Energy. The InvestCo shareholders were Rede Lajeado Energia S.A., CEB Lajeado S.A., EDP Lajeado S.A. and Paulista Lejeado Energia S.A. According to the terms of this agreement, we exchanged with the Rede Group our InvestCo preferred shares for the Rede Group’s preferred shares in InvestCo’s holding company. Further, we entered into an agreement with the InvestCo shareholders to acquire securities with fixed dividends, representing 10% of InvestCo shareholders’ annual profits. These securities provide that payments of these additional dividends should be made concurrently with the payment of regular dividends. These securities have a nominal amount of R$652.5 million, which will be converted into preferred shares with no voting rights in October 2032. Though previously we recognized this nominal amount of these convertible securities, we concluded that these securities should be recognized at fair value by discounting cash flow based on ASC 325. Accordingly, we recorded a fair value adjustment in the amount of R$569.0 million under “accumulated losses” for the year ended December 31, 2007 and we recorded R$7.2 million under “financial expenses” in the income statement for the year ended December 31, 2008.

Exclusive Funds

We have investments in an exclusive fund that partly comprises bonds issued by the Brazilian Government that have a maturity of over 90 days. We formerly classified these bonds as cash equivalents. However, we now concluded that the original maturity of these bonds is properly determined by reference to the stated term of the bonds or the timeframe for excercising any put option, and not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise. Accordingly, we now classify these bonds as securities, and as a result, the cash flows for the years ended December 31, 2008 and 2007 were restated.

Interpretation

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

Terms contained within this annual report have the following meanings:

•

Eletrobras Amazonas Energia, or Amazonas Energia: Amazonas Energia S.A., a distribution company wholly owned by Eletrobras and operating in the state of Amazonas. Amazonas Energia was formed in 2008 as a result of the merger between Ceam and Manaus Energia S.A.;

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

•

Ceam: Eletrobras Amazonas Energia, a distribution company that used to operate in the state of Amazonas. In March 2008, Ceam merged with Manaus Energia S.A. The resulting entity is Amazonas Energia S.A.;

•	CGE: Câmara de Gestão da Crise de Energia Elétrica, the Brazilian Energy Crisis Management Committee;

•	Eletrobras CGTEE, or CGTEE: Companhia de Geração Térmica de Energia Elétrica, a generation subsidiary of Eletrobras;

•	CMN: Conselho Monetario Nacional, the highest authority responsible for Brazilian monetary and financial policy;

•	CNEN: Comissão Nacional de Energia Nuclear S.A., the Brazilian national commission for nuclear energy;

•	CNPE: Conselho Nacional de Política Energética, the advisory agency to the President of the Republic of Brazil for the formulation of policies and guidelines in the Energy sector;

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

•	Eletrobras Distribuição Roraima, or Distribuição Roraima: Boa Vista Energia S.A., a distribution company operating in the state of Roraima (Boa Vista);

•

Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts;

•	Distributor: an entity supplying electrical energy to a group of customers by means of a distribution network;

•	DNAEE: Departamento National de Águas e Energia Elétrica, the Brazilian national department of water and electrical energy;

•	Electricity Regulatory Law: Law No. 10,848 (Lei do Novo Modelo do Setor Elétrico), enacted on March 15, 2004, and which regulates the operations of companies in the electricity industry;

•	Eletrobras Distribuição Alagoas, or Distribuição Alagoas:Companhia Energética de Alagoas, a distribution company operating in the state of Alagoas (Ceal);

•	Cepel: Centro de Pesquisas de Energia Elétrica, a research center of the Brazilian electric sector;

•	Eletrobras Distribuição Piauí, or Distribuição Piauí: Companhia Energética de Piauí, a distribution company operating in the state of Piauí (Cepisa);

•	Eletrobras Distribuição Rondônia, or Distribuição Rondônia: Centrais Elétricas de Rondônia, a distribution company operating in the state of Rondônia (Ceron);

•	Eletrobras Chesf, or Chesf: Companhia Hidro Elétrica do São Francisco, a generation and transmission subsidiary of Eletrobras;

•	Eletrobras Distribuição Acre, or Distribuição Acre: Companhia de Eletricidade de Acre, a distribution company operating in the state of Acre (Eletroacre);

•	Eletrobras: Centrais Elétricas Brasileiras S.A. – Eletrobras;

•	Eletrobras Eletronorte, or Eletronorte: Centrais Elétricas do Norte do Brasil S.A., a generation and transmission subsidiary of Eletrobras;

•	Eletrobras Eletronuclear, or Eletronuclear: Eletrobras Termonuclear S.A., a generation subsidiary of Eletrobras;

•	Eletrobras Eletropar, or Eletropar: Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. – LightPar);

•	Eletrobras Eletrosul, or Eletrosul: Eletrosul Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	Eletrobras Furnas, or Furnas: Furnas Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	Energy charge: the variable charge for purchases or sales based on actual electricity consumed;

•	Environmental Crimes Act: Law No. 9,605, dated February 12, 1998;

•	Final consumer (end user): a party who uses electricity for its own needs;

•	FND: Fundo National do Desestatização, the national privatization fund;

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

Selected financial data for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from our audited consolidated financial statements.

We have not included the balance sheet data as of December 31, 2006 and 2005 because we concluded that we could not provide the restated amounts without unreasonable effort and expense.

Consolidated Balance Sheet Information

	At December 31,
	2009	2008	2007
		(Restated)(1)	(Restated)(1)
	(R$ thousands)
Assets
Current assets:
Cash and cash equivalents	8,183,224	5,593,569	3,388,028
Cash restricted	1,341,719	734,386	830,065
Accounts receivable, net	4,732,434	4,991,458	4,488,721
Financial investments	7,622,640	7,439,509	4,257,676
Deferred regulatory assets	2,155	25,124	240,154
Loans and financings receivable	1,351,995	1,463,667	1,268,583
Recoverable taxes	1,035,622	1,741,195	1,966,532
Materials and supplies	865,187	767,283	647,775
Sundry debtors	590,826	388,920	439,869
Fuel consumption account	375,558	554,748	365,366
Compensation rights	946,212	516,766	179,460
Prepaid charges	88,176	76,874	70,395
Fair value of derivatives	227,540	52,640	295,886
Judicial deposits	57,150	172,593	196,362
Nuclear fuel inventories	365,213	323,604	286,315
Other current assets	504,612	1,048,965	423,908

	28,330,263	25,891,301	19,345,095

Property, plant and equipment, net	74,434,654	78,624,207	75,447,965

Investments in affiliates	9,456,471	8,103,288	8,034,861

	At December 31,
	2009	2008	2007
		(Restated)(1)	(Restated)(1)
	(R$ thousands)
Non-current assets:
Deferred regulatory assets	17,913,832	23,609,493	18,199,826
Accounts receivable, net	1,762,580	2,293,343	2,201,203
Loans and financings receivable	3,922,946	4,354,362	4,716,675
Judicial deposits	1,457,100	919,377	743,804
Financial investments	687,291	262,171	976,717
Deferred income and social contribution taxes	2,724,569	1,333,323	1,907,465
Stored nuclear fuel and supplies	755,434	725,142	657,188
Recoverable taxes	1,941,084	1,345,725	949,962
Fuel consumption account	1,074,402	572,279	500,511
Fair value of derivatives	228,020	40,050	296,134
Compensation rights	1,842,309	4,312,809	590,025
Other	478,038	828,559	818,223

	34,787,605	40,596,633	32,557,733

Total assets	147,008,995	153,215,429	135,385,653

(1)	Restatement relates to changes in treatment of certain investments in affiliates, leasing agreements, Capitalized interests in fixed assets and other operating revenues from non-consolidated affiliated entities. See Note 3 to our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, beginning on page F-1.

	At December 31,
	2009	2008	2007
		(Restated)(1)	(Restated)(1)
	(R$ thousands)
Liabilities and shareholders’ equity
Current liabilities:
Suppliers	2,918,898	1,925,416	1,903,243
Taxes payable	1,257,182	2,075,726	1,955,794
Loans and financing	1,348,641	2,664,233	2,186,783
Compulsory loan	12,941	85,205	96,709
Federal treasury credits	76,036	72,236	58,150
Fuel consumption account	923,535	670,482	515,419
Employee post-retirement benefits	50,726	44,980	37,972
Shareholders’ remuneration and dividends	2,871,209	1,716,616	585,667
Remuneration and reimbursement	1,264,046	923,344	444,225
Research and development	221,973	269,062	343,010
Fees as per regulations	914,839	1,174,963	820,311
Estimated obligations	1,040,360	693,444	527,120
Deferred revenue from embedded derivative	40,050	296,134	480,588
Finance lease obligations	108,827	104,984	122,041
Other	326,610	439,086	864,724

	13,375,874	13,155,911	10,941,756
Long-term liabilities:
Taxes payable	980,201	1,616,694	1,312,444
Deferred income and social contribution taxes	1,502,229	1,240,848	1,261,848
Loans and financing	25,532,934	29,892,516	22,327,043
Compulsory loan	127,358	129,866	202,375
Federal treasuary credits	1,344,571	2,854,201	726,989
Fuel consumption account	908,832	1,432,982	1,373,638
Employee post-retirement benefits	3,326,006	4,132,733	2,304,711
Anticipated energy sales	978,980	1,018,488	1,056,761
Global reversal reserve	7,656,946	7,193,770	6,769,011
Decommissioning of nuclear power plants	323,327	266,168	191,327
Deferred revenue from embedded derivative	228,020	40,050	296,134
Advances for future capital increase	4,712,825	4,287,353	3,811,625
Finance lease obligations	1,639,448	1,686,523	1,549,446
Contingencies provision	4,066,556	4,453,361	3,973,240
Shareholders’ remuneration and dividends	7,697,579	9,336,858	8,300,832

Other long-term liabilities	2,809,555	746,627	753,878

	63,835,366	68,875,676	52,238,062

Shareholders’ equity:
Capital stock	26,156,567	26,156,567	24,235,829

	At December 31,
	2009	2008	2007
		(Restated)(1)	(Restated)(1)
	(R$ thousands)
Additional paid-in capital	25,750,918	29,587,464	29,446,426
Appropriated retained earnings	19,486,518	19,522,580	17,499,537
Accumulated losses	(4,267,456)	(5,847,198)	(5,351,648)
Accumulated other comprehensive income (loss)	2,483,744	(38,451)	2,013,899

	69,610,291	69,380,962	67,884,043

Non-controlling interest in subsidiaries	187,463	349,518	388,553
Total liabilities and shareholders’ equity	147,008,995	153,215,429	135,385,653

(1)	Restatement relates to changes in treatment of certain investments in affiliates, leasing agreements, capitalized interests in fixed assets and other operating revenues from non-consolidated affiliated entities. See Note 3 to our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, beginning on page F-1.

Consolidated Income Statement

	At December 31,
	2009	2008	2007	2006	2005
		(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
	(R$ thousands)
Net operating revenues:
Electricity sales	27,099,094	31,615,696	26,778,542	23,025,800	21,303,390
Other operating revenues	1,577,550	993,180	760,840	896,233	577,434
Taxes on revenues	(2,552,021)	(2,449,417)	(2,009,813)	(851,440)	(730,923)
Regulatory charges on revenues	(1,292,859)	(1,191,673)	(1,260,043)	(931,463)	(787,008)

Total net operating revenues	24,831,764	28,967,786	24,269,526	22,139,130	(20,362,893)

Operating costs and expenses:
Electricity purchased for resale	(2,688,397)	(5,685,215)	(3,276,345)	(2,109,968)	(1,790,429)
Fuel for electric power production	(742,372)	(1,158,856)	(820,780)	(888,564)	(453,001)
Use of basic transmission network	(1,270,463)	(1,101,220)	(951,599)	(911,241)	(763,879)
Depreciation and amortization	(3,476,954)	(3,808,989)	(3,067,167)	(3,432,168)	(3,331,276)
Payroll and related charges/third-party services/material and supplies	(7,115,042)	(6,047,795)	(5,409,535)	(4,750,611)	(4,466,962)
Deferred loss from ITAIPU	(395,026)	(405,793)	(432,318)	1,790,799	2,670,775
Operating provisions	(2,401,250)	(773,860)	(796,273)	(410,475)	(860,969)
Donations and contributions	(237,872)	(217,913)	(198,990)	(196,904)	(177,003)
Remuneration and reimbursement	(1,806,482)	(1,722,240)	(1,677,902)	(1,794,922)	(1,661,350)
Impairment	(266,293)	(770,231)	(899,508)	—	—
Other operating costs and expenses	(888,064)	(686,621)	(1,791,089)	(1,588,554)	(1,617,249)

Total operating costs and expenses	(21,288,214)	(22,378,733)	(19,321,506)	(15,601,388)	(13,457,805)

Financial income (expenses), net	(6,056,298)	4,796,592	(3,344,234)	(5,699,646)	(4,906,924)

Income (loss) before income taxes and social contribution	(2,512,748)	11,385,645	1,603,786	838,096	1,998,165

Income taxes and social contribution	974,190	(3,383,720)	(896,410)	(567,540)	(1,062,891)
Current	1,083,337	(2,766,506)	(2,037,796)	(1,299,509)	(1,643,169)
Deferred	(109,148)	(617,214)	1,141,386	731,969	580,278
Net income (loss) attributable to non-controlling interest in subsidiaries	(94,927)	(12,833)	15,786	66,833	9,514
Net income (loss) attributable to the Company’s stockholders	(1,633,485)	7,989,092	723,163	270,557	935,274
Net income (loss) for the year	(1,538,558)	8,001,925	707,377	337,390	944,788

Weighted average number of shares outstanding:
Common	905,023,527	905,023,527	905,023,527	905,023,527	905,023,527
Preferred A	146,920	146,920	146,920	146,920	146,920
Preferred B	227,186,643	227,186,643	224,328,055	224,328,055	224,328,055

	1,132,357,090	1,132,357,090	1,129,498,502	1,129,498,502	1,129,498,502

(1)	Restatement relates to changes in treatment of certain investments in affiliates, leasing agreements, capitalized interests in fixed assets and other operating revenues from non-consolidated affiliated entities. See Note 3 to our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, beginning on page F-1.

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

The following table sets out our declared dividends for the periods indicated:

	Year
	2009(1)	2008(1)	2007(1)(2)
	(R$)
Common Shares	0.40	1.48	0.40
Class A Preferred Shares	2.17	2.17	2.02
Class B Preferred Shares	1.63	1.63	1.51

(1)	Interest on own capital.
(2)	Adjusted to reflect reverse stock split.

The following table sets forth a summary of dividends/interest on own capital declared per share for the periods presented, both at the time declared and as adjusted for our 500:1 reverse stock split effected in 2007.

Dividend per Share

	Declared				Paid(2)
	On 12/31/2005		Equivalent on 08/20/2007(1)		On 06/28/2006		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.00033824150	0.00014450442	0.16912075000	0.07225221088	0.00036052899	0.00016194816	0.18026449500	0.08097407915
Preferred A	0.00343314543	0.00146671741	1.71657271500	0.73335870252	0.00365936304	0.00164377102	1.82968152000	0.82188550894
Preferred B	0.00257485907	0.00110003805	1.28742953500	0.55001902636	0.00277236098	0.00124533329	1.38618049000	0.62266664720

	Declared				Paid(2)
	On 12/31/2006		Equivalent on 08/20/2007(1)		On 06/15/2007		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.00026403571	0.00012349659	0.13201785500	0.06174829514	0.00027872570	0.00014595261	0.13936285000	0.07297630518
Preferred A	0.00403899462	0.00188914622	2.01949731000	0.94457311038	0.00426370961	0.00223265938	2.13185480500	1.11632968791
Preferred B	0.00302924597	0.00141685967	1.51462298500	0.70842983396	0.00319778221	0.00167449453	1.59889110500	0.83724726659

	Declared				Paid(2)
	On 12/31/2007		Equivalent on 08/20/2007(1)		On 04/30/2008(3)		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.40155520020	0.22670084130	0.40155520020	0.22670084130	0.41587767968	0.24648985282	0.41587767968	0.24648985282
Preferred A	2.01949731106	1.14012155539	2.01949731106	1.14012155539	2.09152777855	1.23964424997	2.09152777855	1.23964424997
Preferred B	1.51462298231	0.85509116599	1.51462298231	0.85509116599	1.56864583289	0.92973318687	1.56864583289	0.92973318687

	Declared				Paid(2)
	On 12/31/2008		Equivalent on 08/20/2007(1)		On 12/21/2009(3)		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	1.484883733	0.635380288	1.484883733	0.635380288	1.548692924	0.662684178	1.548692924	0.662684178
Preferred A	2.174044374	0.930271448	2.174044374	0.930271448	2.267468532	0.970247553	2.267468532	0.970247553
Preferred B	1.630533280	0.697703586	1.630533280	0.697703586	1.703562217	0.728952596	1.703562217	0.728952596

	Declared		Paid
	On 12/31/2009		On 05/18/2010(3)
	R$	U.S.$	R$	U.S.$
Common	0.409663154	0.713305484	0.422548776	0.757249661
Preferred A	2.174044375	3.785446066	2.242427174	4.018653739
Preferred B	1.6305332814	2.839084549	1.681820380	3.013990303

(1)	Adjusted to reflect the reverse stock split.
(2)	Adjusted by Selic rate variation.
(3)	General Stockholders Meeting.

Exchange Controls and Foreign Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and since then, the real/U.S. dollar exchange rate has fluctuated considerably. Until early 2003, the value of the real declined relative to the U.S. dollar and then began to stabilize. The real appreciated against the U.S. dollar in 2004-2007. In 2008, as a result of the worsening of the global financial and economic crisis the real depreciated 31.9% against the U.S. dollar, and on December 31, 2008 the exchange rate of the real in relation to the U.S. dollar was R$2.34 per U.S.$1.00. In 2009, the real appreciated 25.5% against the U.S. dollar, due to improved economic conditions in Brazil. In the past, the Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian Government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. We cannot assure that the real will not depreciate substantially or continue to appreciate against the U.S. dollar in the near future.

The following table sets forth the period end, average, high and low selling rates published by the Central Bank expressed in reais per U.S.$ for the periods and dates indicated.

	Reais per U.S. Dollar
Year Ended	Period-end	Average(1)	Low	High
December 31, 2005	2.3407	2.4341	2.1633	2.7621
December 31, 2006	2.1380	2.1771	2.0586	2.3711
December 31, 2007	1.7713	1.9483	1.7325	2.1556
December 31, 2008	2.3370	1.8374	1.5593	2.5004
December 31, 2009	1.7412	1.9905	1.7024	2.4218
December 31, 2010	1.6662	1.7593	1.6554	1.8811

(1)	Represents the average of month-end rates beginning with December of the previous period through last month of period indicated.

The following table sets forth the period end, high and low commercial market/foreign exchange market selling rates published by the Central Bank expressed in reais per U.S.$ for the periods and dates indicated.

	Reais per U.S. Dollar
Month	Period-end	Average	Low	High
December 2010	1.6662	1.6934	1.6662	1.7117
January 2011	1.6734	1.6749	1.6510	1.6912
February 2011	1.6612	1.6680	1.6612	1.6776
March 2011	1.6287	1.6591	1.6287	1.6757
April 2011	1.5733	1.5864	1.5654	1.6194
May 2011	1.5799	1.6134	1.5747	1.6339
June 2011 (through June 27, 2011)	1.5969	1.5895	1.5744	1.6108

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

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL. These concessions range in duration from 20 to 35 years. Our concession agreements with the earliest expiration dates are due to expire in 2015 and have already been renewed once (see “Item 4.B, Business Overview—Generation—Concessions”), except for Serra da Mesa and Corumbá I, which expire in May 2011 and November 2014, respectively. We have requested renewal for Serra da Mesa and, as of December 31, 2009, were awaiting approval from ANEEL. In our generation business, these concessions (expiring in 2015 or prior) represent approximately 32% of our total installed capacity as of December 31, 2009, and 86.8% and 37.4% of such capacity of our subsidiaries Eletrobras Chesf and Eletrobras Furnas, respectively. For a further discussion of Chesf and Furnas, see “Item 4, Information on the Company—Organizational Structure”. Presently, Law No. 10.848 of 2004 only permits concessions to be renewed once. However, there are working groups in place examining proposals for a change in this law. If the law is not changed, we would be unable to renew certain concessions and would have to take part in auctions for these concessions again. If we are unable to renew any of our concessions and were unable to gain any of the auctions for these concessions, we would lose the business derived from these concessions, which would adversely affect our financial condition and results of operations.

We are controlled by the Brazilian Government, the current policies and priorities of which directly affect our operations and may conflict with interests of our investors.

The Brazilian Government, as our controlling shareholder, has pursued (and may continue to pursue) some of its macroeconomic and social objectives through us using principally Brazilian Government funds, which we administer. These funds are the RGR Fund, the CCC Account and the CDE Account.

The Brazilian Government also has the power to appoint eight out of the 10 members of our Conselho de Administração (or Board of Directors) and, through them, a majority of the executive officers responsible for our day-to-day management. Additionally, the Brazilian Government currently holds the majority of our voting shares. Consequently, the Brazilian Government has the majority of votes at our shareholders’ meeting, which empowers it to approve most matters prescribed by law, including the following: (i) the partial or total sale of the shares of our subsidiaries; (ii) increase of our capital stock through a subscription of new shares; (iii) our dividend distribution policy, as long as it complies with the minimum divididend distribution regulated by law; (iv) issuances of securities in the domestic market and internationally; (v) corporate split-offs and mergers; (vi) swaps of our shares or other securities; and (vi) redemption of shares of different classes, independent from approval by holders of the shares and classes that are subject to redemption. Our operations impact the commercial, industrial and social development promoted by the Brazilian Government. The Brazilian Government has in the past and may in the future require us to make investments, incur costs or engage in transactions (which may include, for example, requiring us to make acquisitions) that may not be consistent with our objective of maximizing our profits.

We are subject to rules limiting borrowing by public sector companies and may not be able to obtain sufficient funds to complete our proposed capital expenditure programs.

Our current budget anticipates capital expenditures of approximately R$10.2 billion in 2011. We cannot assure you that we will be able to finance our proposed capital expenditure programs from either our cash flow or external resources. Moreover, as a state controlled company, we are subject to certain rules limiting our indebtedness and investments and must submit our proposed annual budgets, including estimates of the amounts of our financing requirements and sources of our financing, to the Ministry of Planning, Budget and Management and the Brazilian Congress for approval. Thus, if our operations do not fall within the parameters and conditions established by such rules and the Brazilian Government, we may have difficulty in obtaining the necessary financing authorizations, which could create difficulties in raising funds. If we are unable to obtain such funds, our ability to invest in capital expenditures for expansion and maintenance may be adversely impacted, which would materially adversely affect the execution of our growth strategy, particularly large scale projects such as the construction of the new nuclear plant, Angra III, the development of the Belo Monte hydroelectric complex and the continuing construction of the Jirau and Santo Antônio hydroelectric plants.

If many of our assets were deemed assets dedicated to providing an essential public service, they would not be available for liquidation in the event of bankruptcy and could not be subject to attachment to secure a judgment.

On February 9, 2005, the Brazilian Government enacted Law No. 11,101, or the New Bankruptcy Law. The New Bankruptcy Law, which came into effect on June 9, 2005, governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the debt reorganization judicial proceeding known as concordata (reorganization) for judicial recovery and extrajudicial recovery. The New Bankruptcy Law provides that its provisions do not apply to government owned and mixed capital companies (such as Eletrobras). However, the Brazilian Federal Constitution establishes that mixed capital companies, such as Eletrobras, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Accordingly it is unclear whether or not the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the New Bankruptcy Law would apply to us. For a further description about the New Bankruptcy Law, please see “Item 4.B, Business Overview—The Effects of the New Bankruptcy Law on Us.”

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

We may be liable if there is a nuclear accident involving our subsidiary Eletrobras Eletronuclear.

Our subsidiary Eletronuclear, as an operator of two nuclear power plants, is subject to strict liability under Brazilian law for damages in the event of a nuclear accident. The Vienna Convention on Civil Liability for Nuclear Accidents (or the Vienna Convention) became binding in Brazil in 1993. The Vienna Convention provides that an operator of a nuclear installation, such as Eletronuclear, in a jurisdiction which has adopted legislation implementing the Vienna Convention, will be strictly liable for damages in the event of a nuclear accident (except as covered by insurance). Eletronuclear is regulated by several federal and state agencies. As of December 31, 2009, Eletronuclear’s Angra I and Angra II plants were insured for an aggregate amount of US$171 million in the event of a nuclear accident (see “Item 4.B, Business Overview—Generation—Nuclear Plants”). We cannot assure that this coverage will be sufficient in the event of a nuclear accident. Accordingly, any nuclear accident may have a material adverse effect on our financial condition and results of operations.

In addition to the liability for damages in the event of a nuclear accident, Eletronuclear has acquired insurance to cover operational risks due to potential equipment failure, in the amount of US$500 million for each unit.

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

Our distribution companies operate under challenging market conditions and historically, in the aggregate, have incurred losses.

Our distribution activities are carried out in the northern and northeastern regions of Brazil, representing 11.0% of our consolidated net income. The northern and northeastern regions of Brazil are the poorest regions in the country, and our distribution subsidiaries incur a lot of commercial losses due to illegal connections, as well as relatively high levels of default by consumers in those regions. Historically, in the aggregate, our distribution subsidiaries have incurred losses which have adversely affected our consolidated result. In May 2008, we implemented a new management structure for our distribution activities. As a result, several measures have been taken in order to reduce the commercial losses, and to renegotiate debts due by consumers in default with our distribution subsidiaries. However, we cannot be certain that such measures will succeed, and that the losses suffered by our distribution subsidiaries will be substantially reduced. We also cannot be certain that the conditions in the market where theses subsidiaries operate will not deteriorate. Therefore, our electrical power distribution subsidiaries may incur losses, and may continue to adversely affect our financial condition and the results of our operations.

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or our court rulings that have proven to be unfavorable. As of December 31, 2009, we provisioned a total aggregate amount of approximately R$4,152 million in respect of our legal proceedings of which R$150 million related to tax claims, R$2,670 million related to civil claims and R$1,248 million related to labor claims. (See “Item 8.A—Consolidated Financial Statements and Other Information—Litigation”).

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

Our business is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena. Additionally, we and our subsidiaries are liable to third parties for losses and damages caused by any failure to provide generation, transmission and distribution services.

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

The Brazilian currency has experienced high degrees of volatility in the past. The Brazilian Government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms, including sudden devaluation, small periodic devaluation during which the occurrence of the changes varied from daily to monthly, floating exchange market systems, exchange controls and parallel exchange market. From time to time, there was a significant degree of fluctuation between the U.S. dollar and the Brazilian real and other currencies. On December 31, 2009, the exchange rate between the real and the dollar was R$1.7412 to U.S.$1.00.

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

On December 31, 2009, approximately 86.5% of our consolidated indebtedness, which totalled R$23,257 million, was denominated in foreign currencies, of which R$22,327 million (or approximately 96%) was denominated in U.S. dollars, and approximately R$18,140 million of such foreign indebtedness, or 78.0% of such foreign indebtedness related to Itaipu indebtedness.

Inflation, and the Brazilian Government’s measures to curb inflation, may contribute significantly to economic uncertainty in Brazil and materially adversely impact our operating results.

Brazil has historically experienced high rates of inflation. Inflation and some of the Brazilian Government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Since the introduction of the real in 1994, Brazil’s rate of inflation has been substantially lower than in previous periods. However, inflationary pressures persist, and policies adopted to contain inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty.

Brazil may experience high levels of inflation in the future. Inflationary cost pressures may lead to further government intervention, including the introduction of policies that could adversely affect our business, financial condition, results of operations and prospects.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and by the risk of other emerging economies.

Adverse events in the Brazilian economy and in market conditions of other emerging markets, especially in Latin America, may adversely affect the market prices of securities issued by Brazilian companies. Even if economic conditions in these countries differ considerably from economic conditions prevailing in Brazil, investors’ reactions to events in those countries may have a negative effect on the market prices of securities of Brazilian issuers. Crisis in other emerging countries may reduce investor demand for securities of Brazilian issuers, including securities issued by us. This may negatively affect the market price of our shares. In addition, it may make it more difficult for us to access the international capital markets and to obtain financing on acceptable terms in the future.

The Brazilian economy is also affected by general global economic conditions, particularly those in the United States. For instance, the stock prices on BM&FBOVESPA have historically been vulnerable to interest rate fluctuations in the United States, as well as to fluctuation in the main U.S. stock indices.

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

In 2004, the Brazilian Government enacted the Electricity Regulatory Law, a far-reaching piece of legislation that provides the framework for regulation of the electricity sector in Brazil. Among other changes, the new legislation determines (i) modification of the rules regarding the purchase and sale of electric power between generation companies and distribution companies; (ii) new rules for the auction of generation companies; (iii) creation of the Electric Power Commercialization Chamber (“CCEE”) and new divisional bodies; and (iv) modifications to the responsibilities of Energy and Mining Ministry and ANEEL. We have aligned our business within this framework. However, the constitutionality of the Electricity Regulatory Law is being challenged in the Brazilian Supreme Court. The Supreme Court has not yet issued a final ruling in this case although it recently agreed to deny a request to suspend the effectiveness of the Electricity Regulatory Law while the challenge is pending. If the Supreme Court were to hold that the Electricity Regulatory Law is unconstitutional, this would result in significant uncertainty in Brazil as to the appropriate regulatory framework for the electricity sector, which could materially adversely affect the operation of our business. Moreover, we have no way of predicting the terms of any alternative framework for the regulation of electricity in Brazil. We would likely face costs in re-aligning our business to meet the requirements of any such framework, which would materially adversely affect our financial condition and results of operations.

We could be penalized by ANEEL for failing to comply with the terms of our concession agreements and we may not recover the full value of our investment in the event that any of our concession agreements are terminated.

We carry out our generation, transmission and distribution activities in accordance with concession agreements with the Brazilian Government through ANEEL. The length of such concessions vary from 30 to 35 years. ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements. Depending on the extent of the non-compliance, these penalties could include substantial fines (in some cases up to two per cent of our gross revenues in the fiscal year immediately preceding the assessment) and restrictions on our operations. For example, on May 22, 2010, our subsidiary Eletrobras Furnas received a R$53,700 fine from ANEEL, as a result of ANEEL determining that there were two malfunctions in the protection system of the Itaberá and Ivaiporã substations, which led to power outages and disruption in generation on November 10, 2009. ANEEL may also terminate our concessions prior to their due date in the event that we fail to comply with their provisions, are declared bankrupt or are dissolved, or in the event that ANEEL determines that such termination would serve the public interest (see “Item 4.B, Business Overview—Generation—Concessions”).

As of December 31, 2009, we believe we were in compliance with all material terms of our concession agreements. However, we cannot assure you that we will not be penalized by ANEEL for a future breach of our concession agreements or that our concessions will not be terminated in the future. In the event that ANEEL were to terminate any of our concessions before their expiration date, the compensation we recover for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment and, accordingly, could have a material adverse affect on our financial condition and results of operations.

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

We are affected by hydrological conditions and our results of operations could be affected.

Hydrological conditions could adversely affect our operations. For example, hydrological conditions that result in a low supply of electricity in Brazil could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. The most recent period of extremely low rainfall in a large portion of Brazil was in the years immediately prior to 2001, and as a result, the Brazilian Government instituted a program to reduce electricity consumption from June 1, 2001 to February 28, 2002. A recurrence of unfavorable hydrological conditions that result in a reduced supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity consumption. It is possible that prolonged periods of rain scarcity could adversely affect our financial condition and the results of operations in the future. Our generation capacity could also be affected by events such as floods which might damage our installations. This may in turn materially adversely affect our financial condition and results of operations.

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

As a result, we currently lack in-depth internal expertise with U.S. GAAP. At the date of this annual report, we use a third party consultancy firm to assist us in preparing U.S. GAAP financial statements. If we are unable to develop this expertise internally or through external hires, we may face challenges in certain areas such as making the assessments required by U.S. GAAP in consolidating the results of our operating subsidiaries. Our inability to file this annual report until June 2011 is related to our lack of U.S. GAAP expertise. We intend, in the future annual reports on Form 20-F, to include financial statements prepared in accordance with International Financial Reporting

Standards, or IFRS. If we are unable to train, hire and retain the appropriate personnel, our ability to prepare U.S. GAAP financial statements in a consistent and timely manner might be jeopardized.

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

Under the Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net income for the preceding fiscal year, with holders of preferred shares having priority of payment. Our by-laws require us to pay holders of our preferred shares annual dividends equal to the greater of 8% (in the case of our class “A” preferred shares (subscribed on June 23, 1969) and 6% (in the case of our class “B” preferred shares (subscribed on June 24, 1969), calculated by reference to the capital stock portion of each type and class of stock. The priority minimum dividend payable to holders of our preferred shares must be paid whenever there is a net profit or, in the event of losses in that year, whenever a reserve of profits is available. If our net income is negative or insufficient in a fiscal year, our management may recommend at the annual shareholders’ meeting in respect of that year that the payment of the mandatory dividend should not be made.

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

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. At December 31, 2009, we control approximately 37.0% of the installed power generating capacity within Brazil. Through our subsidiaries, we are also responsible for approximately 61.0% of the installed transmission capacity above 230 kV in Brazil. Our revenues principally derive from:

•	the generation of electricity and its sale to electricity distribution companies and free consumers;

•	the transmission of electricity on behalf of other electricity concessionaires;

•	the distribution of electricity to end consumers; and

•	financial revenues derived from debt service payments received from Itaipu.

For the year ended December 31, 2009, we derived 76.5%, 16.6% and 6.9% of our net revenue from our electricity generation, transmission and distribution on businesses, respectively. For the year ended December 31, 2009, our net revenues were R$25,408 million, compared to R$28,968 million and R$24,270 million in 2008 and 2007, respectively.

A. History and Development

General

We were established on June 11, 1962 as a mixed capital company with limited liability and unlimited duration. We are subject to Brazilian Corporate Law. Our executive offices are located at Avenida Presidente Vargas, 409, 13th Floor, Edifício Herm. Stolz, CEP 20071-003 Rio de Janeiro, RJ, Brazil. Our telephone number is +55 21 2514 6331. Our legal name is Centrais Elétricas Brasileiras S.A. – Eletrobras and our commercial name is Eletrobras.

Capital Expenditures

Our capital expenditure in 2009, 2008 and 2007 was R$4,391.5 million, R$3,877.6 million and R$3,104.3 million, respectively. The following table shows capital expenditures with respect to generation, transmission and distribution activities.

Year ended December 31,	Generation	Transmission	Distribution	Other(1)	Total
2009	2,301.3	1,275.5	518.3	296.4	4,391.5
2008	2,018.8	1,189.9	383.8	285.2	3,877.6
2007	1,284.3	1,287.9	331.8	200.3	3,104.3

(1)	Environment, research and infrastructure.

The following table shows capital expenditures by reference to specific projects over the same periods.

	Year ended December 31,
Principal Capital Expenditure Projects	2009	2008	2007
	(R$ millions)
Generation
Upgrading HPU Eletrobras Furnas – Furnas	39.8	61.4	45.3
Upgrading HPU Luiz Carlos Barreto – Furnas	101.9	73.2	92.1
TPU Santa Cruz – Furnas	0.002	3.1	—
Angra I, II and III – Eletrobras Eletronuclear	—	283.6	222.3
TPU Camaçari – Eletrobras Chesf	0.012	0.013	—
Expansion HPU Tucuruí First/Second Phases – Eletrobras Eletronorte	9.7	20.4	77.2
Irrigation of lots at Itaparica	145.8	134.1	—
Irrigation of lots at Luiz Gonzaga Powerplant – Chesf	—	—	109.5

	Year ended December 31,
Principal Capital Expenditure Projects	2009	2008	2007
	(R$ millions)
Implementation of Belo Monte Plant –Eletronorte	—	—	—
Implementation of HPU Simplício Complex	609.6	491.2	265.3
Implementation of HPU Batalhas (former Paulistas)	213.0	95.8	18.4
Implementation of TPU Candiota III.	401.4	389.6	126.8
Implementation of HPU São Bernardo Complex	21.6	4.9	3.1
Implementation of HPU Passo São João Complex	152.4	124.8	27.1
Implementation of steam generators from TPU Angra I	231.5	4.6	76.4
Implementation of Mauá Powerplant and associated systems	152.5	43.4	—
Expansion Thermal Generation Capacity in Manaus	18.0	92.2	—
Other	204.1	196.5	220.8

Total	2,301.3	2,018.8	1,284.3

Transmission
Improvement of the transmission system RJ/ES	81.8	61.5	52.8
Improvement of the transmission system SP/MG	95.1	81.7	28.4
Improvement of the transmission system GO/MT/DF	37.6	24.3	82.8
Transmission system maintenance RJ	—	—	—
Transmission system maintenance (Furnas)	—	68.6	—
Northeast Transmission system maintenance	—	74.5	—
Implementation of the transmission system Ouro Preto/Vitória	10.4	—	—
Implementation of the Northeast System	—	—	234.9
Improvement of the Northeast transmission System	179.3	153.9	—
Implementation of the Northern transmission System	35.9	91.5	—
Expansion of the Northeast System	138.5	118.7	61.4
Expansion of the Southern System	196.7	153.6	228.1
Expansion of the transmission system HPU Tucuruí/MA	—	30.7	61.9
Expansion of the transmission system AC/RO	5.5	—	128.4
Transmission system in Pará/Tucuruí	—	—	77.2
Mato Grosso system	—	4.1	—
Interconnection Brazil/Uruguai – Rivera	—	—	—
Implementation of the transmission system Tijuco Preto Itapeti-northeastern – SP	15.1	14.5	35.3
Other	479.6	312.3	296.7

Total	1,275.5	1,189.9	1,287.9

Distribution
“Luz para Todos” program	336.2	208.5	224.8
Other	182.1	175.3	107.0

Total	518.3	383.8	331.8

Other
Environmental quality	41.5	29.7	9.0
Research	17.9	28.1	18.3
Infrastructure	237.0	227.3	173.0

Total	296.4	285.1	200.3

Total	5,190.3	3,877.6	3,104.3

B. Business Overview

Strategy

Our principal strategic objectives are to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector. In order to achieve these objectives, our principal strategies are as follows:

•

expand and improve efficiency in our core business lines of generation, transmission and distribution. Our business has historically been focused on both our core operations in the Brazilian generation, transmission and distribution markets and on our former role as lender to third parties, including historically to our subsidiaries. Since the advent of privatization in our industry, the opportunities to consolidate our role as lender have diminished because many of our former subsidiaries were privatized and we are no longer permitted to act as lender to those companies or any other third party. Accordingly, we have adopted a strategy of focusing on our core operations of generation, transmission and distribution. This involves particular focus on maximizing opportunities arising from the auction process, set out in the Electricity Regulatory Law, for sales of electricity to distribution companies. By focusing on generation, transmission and distribution, we believe that we will be able to maximize profits by improving efficiency in our existing infrastructure and capitalizing on opportunities arising from new infrastructure such as new power units and transmission lines. Our Programa de Ações Estratégicas do Sistema Eletrobras (Strategic Action Program or PAE) for 2009 - 2012, includes the strategic target of adding 34,675 MW of generation capacity and 10,386km of transmission lines to the Interconnected power system by 2012;

•	with respect to distribution, we adopted a renewed strategy in 2008 for management of the distribution companies and are seeking to continue to improve their operational efficiency;

•

enhance the value of our brand by maintaining high corporate governance standards, including our listing on BM&FBOVESPA’s Level 1, the registration with the SEC and listing on the NYSE. We have listed on and, as of December 31, 2009, were in compliance with the requirements of BM&FBOVESPA’s Level 1 segment, which establishes corporate governance standards that we must comply with (see “Item 9.C, The Offer and Listing—Markets”). We believe that improving our corporate governance standards yet further is a key component of our overall objectives to achieve growth, profitability and market share because of the positive effect these standards have for our brand, both domestically and internationally. As part of this, we have already begun the process of establishing the controls and procedures required by the Sarbanes-Oxley Act of 2002. In addition, we have signed up to the United Nations Global Compact, the world’s largest corporate responsibility initiative, we are members of the BM&FBOVESPA’s ISE Corporate Sustainability Index and aim to achieve membership of Dow Jones Sustainability Index. We believe that both membership of these initiatives and registration with organizations that are known to have governance standards that are among the most stringent in the world will enable us to significantly raise our global profile. Our PAE includes the strategic target of complying with the corporate governance standards of the more stringent Level 2 segment of the BM&FBOVESPA by 2012. We are aiming to construct a competitive company that emphasizes social and environmental responsibility together with development and quality of life for our employees. In order to maintain our present market share, we are continually focused on improving the performance of our investments including by diversifying our portfolio of equity investments, restructuring our subsidiaries and expanding into international markets; and

•

selectively, identify growth opportunities in certain international markets. As of December 31, 2009, in accordance with our PAE, we were conducting feasibility studies for investments in countries that neighbor Brazil, among others, Argentina and Peru, for hydroelectric power plants to generate up to 18,000 MW and for up to 11,000 km of transmission lines. Our strategic aim is to generate new energy that can be added to the Interconnected power system and to integrate certain electrical power systems in the Americas. In order that we can achieve sustained growth, we believe that certain international electricity markets offer opportunities and we plan to selectively identify opportunities these markets for the future. We believe that our registration with the SEC and listing on the NYSE is a key component of this strategy because of the positive effect we believe it will have on our perception among potential business partners and investors in the United States and elsewhere.

Generation

Our principal activity is the generation of electricity. Net revenues (including financial revenues at holding company level) from generation represented 81.7%, 86.3% and 79.0% of our total net revenues in the years ended December 31, 2009, 2008 and 2007, respectively. Through our subsidiaries and Itaipu we control approximately 37% of Brazil’s total installed generation capacity. Including Itaipu, our power plants generated 37%, 50.5% and 52.3% of the total electricity generated in Brazil in 2009, 2008 and 2007, respectively.

Pursuant to Law No. 5,899, of July 5, 1973, and Decree 4,550, of December 27, 2002, Eletrobras must sell all energy produced by Itaipu to distribution companies in the Southern, Southeastern and Midwestern regions in Brazil (see “Item 5, Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Performance—Itaipu”).

We had an installed capacity of 39,453 MW at December 31, 2009, 39,402 MW at December 31, 2008 and 38,567 MW at December 31, 2007. The increase in capacity over these periods reflects continuous growth. At December 31, 2009, December 31, 2008 and December 31, 2007, Brazil had an installed capacity in the Interconnected power system of 96,597 MW, 92,495 MW and 89,792 MW, of which approximately, 80%, 81% and 82% was hydroelectric, respectively.

Concessions

We operate under the following concessions granted by ANEEL for our generation businesses:

Concessions	State	Type of Plant	Installed Capacity (MW)	End of Concession	Began Service
Eletrobras CGTEE
São Jerônimo	Rio Grande do Sul	Thermal	20.00	July 7, 2015	April 1953
Presidente Médici	Rio Grande do Sul	Thermal	446.00	July 7, 2015	January 1974
Nutepa	Rio Grande do Sul	Thermal	24.00	July 7, 2015	February 1968
Eletrobras Chesf
Funil(1)	Bahia	Hydroelectric	30.00	July 7, 2015	March 1962
Pedra(1)	Bahia	Hydroelectric	20.00	July 7, 2015	April 1978
Araras	Ceará	Hydroelectric	4.00	July 7, 2015	February 1967
Curemas	Bahia	Hydroelectric	3.52	November 25, 2024	January 1957
Paulo Afonso Complex and Moxotó (Apolônio Sales)	Bahia	Hydroelectric	4,280.00	October 2, 2015	January 1955
Sobradinho	Bahia	Hydroelectric	1,050.30	February 9, 2022	April 1979
Luiz Gonzaga	Pernambuco	Hydroelectric	1,479.60	October 3, 2015	February 1988
Boa Esperança	Piauí/Maranhão	Hydroelectric	237.30	October 10, 2015	January 1970
Xingó	Sergipe/Alagoas	Hydroelectric	3,162.00	October 2, 2015	April 1994
Camaçari	Bahia	Thermal	360.00	August 10, 2027	February 1979
Eletrobras Eletronorte
Rio Acre	Acre	Thermal	45.49	Indefinite	April 1994
Rio Branco II	Acre	Thermal	32.75	Indefinite	April 1981
Rio Branco I	Acre	Thermal	18.65	Indefinite	February 1988
Electron (TG)	Amazonas	Thermal	121.11	Indefinite	June 2005
Santana	Amapá	Thermal	178.10	Indefinite	January 1993
Rio Madeira	Rondônia	Thermal	119.35	Indefinite	April 1968
Coaracy Nunes	Amapá	Hydroelectric	76.95	July 8, 2015	April 1975
Tucurui	Pará	Hydroelectric	8,370.00	July 11, 2024	April 1984
Samuel	Rondônia	Hydroelectric	216.75	September 14, 2029	March 1989
Curuá-Una(2)	Pará	Hydroelectric	30.30	July 27, 2028	December 2005(3)
Senador Arnon Paulo Alfonso de Mello	Roraima	Thermal	85.92	Indefinite
Eletrobras Eletronuclear(4)
Angra I	Rio de Janeiro	Nuclear	657.00	Indefinite	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	Indefinite	September 2000
Eletrobras Furnas
Corumbá I	Goiás	Hydroelectric	375.00	November 29, 2014	April 1997
Serra da Mesa(5)	Goiás	Hydroelectric	1,275.00	May 7, 2011	April 1998
Furnas	Minas Gerais	Hydroelectric	1,216.00	July 7, 2015	March 1963
Itumbiara	Minas Gerais	Hydroelectric	2,082.00	February 26, 2020	February 1980
Marimbondo	São Paulo	Hydroelectric	1,440.00	March 7, 2017	April 1975

Peixoto (Mascarenhas de Morais)	Minas Gerais	Hydroelectric	476.00	October 31, 2023	April 1956
Porto Colômbia	Minas Gerais	Hydroelectric	320.00	March 16, 2017	March 1973
Manso	Mato Grosso	Hydroelectric	212.00	February 9, 2035	October 2000
Funil(1)	Rio de Janeiro	Hydroelectric	216.00	July 7, 2015	April 1969
Estreito	São Paulo	Hydroelectric	1,050.00	July 7, 2015	January 1969
Campos(6)	Rio de Janeiro	Thermal	30.00	July 27, 2007	April 1968
Santa Cruz	Rio de Janeiro	Thermal	932.00	July 7, 2015	March 1967
Peixe Angical(7)	Tocantins	Hydroelectric	452.00	November 6, 2036	June 2006
Baguari(7)	Minas Gerais	Hydroelectric	140.0	August 2041	October 2009
Itaipu(8)

Concessions	State	Type of Plant	Installed Capacity (MW)	End of Concession	Began Service
Itaipu Binacional	Paraná	Hydroelectric	14,000.00	Not applicable	—
Manaus Energia
Aparecida	Amazonas	Thermal	192.00	Indefinite	February 1984
Mauá	Amazonas	Thermal	467.60	Indefinite	April 1973
Balbina	Amazonas	Hydroelectric	250.00	March 1, 2027	January 1989
Under Construction
Simplício	Rio de Janeiro		334.00	August 2041	December 2010
Batalha	Minas Gerais/Goiás		53.00	August 2041	May 2011

(1)	Approval for the renovation of the environmental licences of both Funil and Pedra has been requested but the licences have not yet been granted. However, this does not affect the operations at either plant.
(2)	As of December 31, 2009, Eletronorte did not have an operating license in respect of Curuá-Una and was operating the plant under a temporary authorization granted by CEMA.
(3)	This plant was transferred from Celpa to Eletronorte in December 2005 as payment for outstanding debts owed by Celpa to Eletronorte relating to sales of energy.
(4)	The nuclear plants are authorized to operate for 40 years from the date on which they commenced operations. A few years prior to this due expiration date, each applicable nuclear energy company may request an extension of its respective permit from CNEN. In order to obtain an extension, CNEN may request the replacement of certain equipment. For example, in the case of Angra I, CNEN requested the replacement of a steam generator following our request to extend the permit by 20 years.
(5)	Pending ANEEL’s decision regarding Eletrobras Furnas’ request for renewal of May 5, 2008.
(6)	This plant is not operational.
(7)	Peixe Angical and Baguari are Special Purpose Entities in which we hold an ownership interest of 40% and 15%, respectively.
(8)	Itaipu is not subject to concessions (the Itaipu Treaty expires in 2023). We own 50% of Itaipu Binacional.

Source: internal sources.

Types of Plant

Hydroelectric power plants accounted for 93.0% of our total power generated in 2009, compared to 92.1% in 2008 and 93.7% in 2007.

We also generate electricity through our thermal and nuclear plants. Thermal plants accounted for 1.6% of our total power generated in 2009, compared to 1.8% in 2008 and 1.0% in 2007. Nuclear plants accounted for 5.4% of our total power generated in 2009, compared to 6.1% in 2008 and 5.3% in 2007.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours, broken down by type of plant:

	Year Ended December 31,
	2009	2008	2007
	(MWh)
Type of plant:
Hydroelectric(1)	224,511,387	211,485,963	218,305,510
Thermal	3,809,229	4,128,403	2,440,890
Nuclear	12,975,088	14,003,775	12,365,398

Total	241,295,704	229,618,141	233,111,798

(1)	Including Itaipu

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

At December 31, 2009, we owned and operated 29 hydroelectric plants; in addition, we hold a 50% interest in Itaipu, the other 50% of which is owned by a Paraguayan governmental entity and participations in the Peixe

Angical (40%) and Baguari (15%) plants. The ONS is solely responsible for determining, in any year, how much electricity each of our plants should generate. At December 31, 2009, the total installed capacity of our hydroelectric plants was 39,453 MW (including 50% of Itaipu). The following tables set out information with respect to hydroelectric plants owned by us at December 31, 2009 and for the year then ended:

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Hydroelectric plants:
Curuá-Una(3)	30	24	—
Peixoto (Mascarenhas de Morais)	476	295	1956
Curemas	3,520	2	1957
Paulo Afonso complex and Moxotó	4,279	2,225	1957
Funil (Eletrobras Chesf)	30	15.50	1962
Eletrobras Furnas	1,216	598	1963
Araras	4	2	1967
Funil (Eletrobras Furnas)	216	121	1969
Estreito	1,050	495	1969
Boa Esperança	237.3	143	1970
Porto Colômbia	320	185	1973
Coaracy Nunes(3)	76.95	—	1975
Marimbondo	1,440	726	1975
Pedra	20	7.20	1978
Sobradinho	1,050	531	1979
Luiz Gonzaga	1,479	959	1979
Itumbiara	2,082	1,015	1980
Tucurui complex	8,370	4,140	1984
Samuel(3)	216.75	—	1989
Balbina(3)	250	—	1989
Xingó	3,162	2,139	1994
Corumbá I	375	209	1997
Serra da Mesa(4)	1,275	671	1998
Manso(4)	212	92	2000
Peixe Angical(5)	452	271	2006
Piloto	2.0	—	1949
Baguari(7)	140	80	2009
Itaipu(6)	14,000	8,577

(1)	The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.
(2)	Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected power system, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.
(3)	The Balbina, Curuá-Una, Samuel and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(4)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(5)	We own 40% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of each plant.
(6)	We own 50% of the Itaipú plant. Figures in this table refer to the entire capacity/utilization of each plant.
(7)	We own 15% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of each plant.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Hydroelectric plants:
Funil (Eletrobras Chesf)	135,780	102,177	75.3
Pedra	63,072	50,680	80.4
Araras	17,520	0.01	0.0
Curemas	17,520	11,138	63.6
Paulo Afonso complex and Moxotó	19,491,000	17,110,208	87.8
Sobradinho	4,651,560	4,255,605	91.5
Luiz Gonzaga	8,400,840	7,925,856	94.3
Boa Esperança	1,256,680	1,379,329	110.1
Xingó	18,737,640	19,104,166	102.0
Coaracy Nunes(2)	—	543,449	—
Tucurui complex	36,266,400	41,433,235	114.2

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Samuel	746,440	910,700	—
Corumbá I	1,830,840	2,057,722	112.4
Curuá-Una(2)	210,240	249,986	118.9
Serra da Mesa(3)	2,847,876	1,501,504	52.7
Furnas	5,238,480	6,299,714	120.3
Itumbiara	8,891,400	7,160,018	80.5
Marimbondo	6,359,760	8,287,679	130.3
Peixoto (Mascarenhas de Morais)	2,584,200	3,097,153	119.8
Porto Colômbia	1,620,600	2,253,052	139.0
Manso(3)	564,144	537,983	95.4
Funil (Eletrobras Furnas)	1,059,960	1,144,929	108.0
Estreito	4,336,200	4,968,381	114.6
Peixe Angical(4)	949,584	866,265	91.2
Balbina(2)	—	1,593,775	—

Baguari(6)	55,188	14,875	27.0

Total	126,328,924	132,859,579	95.1	(5)

(1)	Excluding Itaipu, which is owned equally by Brazil and Paraguay.
(2)	The Balbina, Curuá-Una, and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(3)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to our participation only.
(4)	We own 40% of the Peixe Angical plant. Figures in this table refer to our participation only.
(5)	This percentage is based on the average operational utilization.
(6)	We own 15% of the Baguari plant. Figures in this table refer to our participation only.

See “—Concessions” for information on the hydroelectric power plants operated by Eletrobras Chesf, Eletrobras Eletronorte and Eletrobras Furnas.

Hydroelectric utilities in Brazil are required to pay royalty fees to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$1,806 million in 2009, compared to R$1,722 million in 2008 and R$1,678 million in 2007. These fees are recorded as operating costs in our financial statements.

During 2007, 2008 and 2009, our subsidiaries acquired concessions for the construction of 19 new hydroelectric power plants, information on which is set out in the table below:

	Installed Capacity	Investment	Construction begins or began	Service begins (1)
	(MW)	(R$ millions)
New plants:
Barra do Rio Chapéu	15	84.0	September 2008	December 2010
Passo São João	77.1	310.0	November 2007	December 2010
Mauá	361	950.0	2008	2011
Dardanelos	261.0	700.0	2007	2011
Batalha	52.5	619.1	2008	2011
Simplício	337.7	2,199.1	2007	November 2010
São Domingos	48	227.0	August 2009	January 2012
Santo Antônio	3,150	13,795.5	2008	2012
Jirau	3,300	10,000		2013

(1)	Estimated dates based on current timetable.

HPU Simplício and Paulistas (Batalha) will be operated only by Furnas. Dardanelos will be operated by our subsidiaries Chesf and Eletronorte in association with partners (see “—Lending and Financing Activities—Equity Participation”).

The other new plants will be operated solely by our subsidiary Eletrobras Eletrosul other than the Mauá plant, which will be jointly operated by our subsidiary Eletrobras Eletrosul and by Companhia Paranaense de Energia S.A. –

Copel, a third party. We intend to finance these plants from cashflow from operations, and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies.

Thermal Plants

At December 31, 2009, we owned and operated 15 thermal plants. In addition, we hold a 49% interest in the Serra do Navio plant. Thermal plants include coal and oil power generation units. The total installed capacity of our thermal plants was 3,069 MW at December 31, 2009, compared to 3,061 MW at December 31, 2008 and 2,406 MW at December 31, 2007.

The following table sets out information regarding our thermal plants at December 31, 2009 and for the year ended:

	Installed Capacity	Generated Energy	Assured Energy(1)
	(MW)	(MWh)	(MWh)
Thermal plants:
P. Médici (Candiota)	446.00	900,483	2,203,140
S. Jerônimo (Candiota)	20.00	44,700	110,376
Nutepa (Candiota)	24.00	0.0	53,436
Santa Cruz	932.00	1,314	4,344,960
Campos	30.00	0.0	183,960
Camaçari	346.80	16,835	2,013,048
Electron	120.00	12,193	—
Rio Madeira	119.40	7,475	—
Santana	178.10	577,719	—
RioBranco I	18.60	4	—
RioBranco II	31.80	8	—
Rio Acre	45.49	3,904	—
Mauá	467.60	1,846,011	—
Senador Arnon Farias de Mello	85.92	0.0	—
Aparecida	192.00	339,047	—
Serra do Navio(2)	11.40	121,500

Total	3,069.10	3,809,229	8,908,920

(1)	Assured Energy is only determined in respect of plants from the Interconnected power system, but not the Isolated system. Most of our thermal plants are part of the Isolated system.
(2)	We own 49% of the Serra do Navio plant. Figures in this table refer to our participation only.

In December 2005, our subsidiary Eletrobras CGTEE was granted authorization to begin construction on an extension of the Candiota thermal plant. This extension will increase the installed capacity of the Candiota thermal plant by 350 MW and will require an investment of approximately R$939 million. Construction on this extension began in July 2006 and commercial operation commenced in January 2011.

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

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$2,993 million for 2009, compared to R$3,437 million for 2008 and R$2,272 million in 2007. We record these amounts net of the CCC Account reimbursements.

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

Reimbursements increased to 77% of fuel costs in 2009, compared to a range of 45% – 55% of fuel costs in 2008 and 72% – 91% in 2007, due to the effects of Law No. 12,111, promulgated on 2009, which caused some changes to the reimbursements made through the CCC Account. Thermal plants in the isolated, non-integrated grids are scheduled to receive reimbursements for fuel costs through 2022.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year Ended December 31,
	2009	2008	2007
	(R$ thousands)
Type of fuel
Coal	68,445	58,335	75,914
Light oil	2,658,571	3,082,049	1,984,395
Heavy oil	21,434	57,898	25,713
Gas	3,483	68	40
Uranium	241,471	239,142	185,980

Total	2,993,405	3,437,492	2,272,042

	Year Ended December 31,
	2009	2008	2007
Type of fuel
Coal (tons)	1,227,931	1,221,677	1,844,381
Light oil (litres)	606,616,506	778,940,810	586,038,884
Heavy oil (tons)	24,512	35,785	23,425
Gas (m3)	4,134,612	82,943	58,815
Uranium (quantity of elements)	96	56	88

Nuclear Plants

Nuclear power plants represent a relatively costly source of electricity for us. The Brazilian Government, however, has a special interest in the continuing existence of nuclear power plants in Brazil and is required by law to maintain ownership and control over these plants. Accordingly, we expect to continue to own 99.8% of Eletrobras Eletronuclear.

Through Eletronuclear, we operate two nuclear power plants, Angra I, with an installed capacity of 657 MW, representing approximately 1.7% of our total installed capacity and Angra II, with 1,350 MW, representing approximately 3.5% of our total installed capacity. In addition, Eletronuclear started the construction of a new nuclear plant, called Angra III, during the second half of 2009. The construction is estimated to take between 3 and 5.5 years. On March 5, 2009, IBAMA issued an installation licence to Eletronuclear with a validity of 6 years and on March 9, 2009, CNEN issued a partial construction licence to Eletronuclear. Once constructed, we estimate that Angra III will have an installed capacity of 1,350 MW and that the cost of its construction will be approximately R$8 billion.

The following table sets out information regarding our nuclear plants at December 31, 2009 and for the year then ended:

	Installed Capacity	Generated Energy	Assured Energy(1)	Began Service(2)
	(MW)	(MWh)	(MWh)
Nuclear plant:
Angra I	657	2,821,495	3,215,000	January 1, 1985
Angra II	1,350	10,153,593	9,706,000	September 1, 2000

Total	2,007	12,975,088	12,921,000

(1)	For our nuclear plants, assured energy is not limited by ONS or any other regulatory body.
(2)	Commercial operation in: Angra I – January, 1985 and Angra II – September, 2000.

The installed capability of Angra I is 657 MW. We estimate that Angra I will be operating at 85% capacity in 2010 in line with industry standards. Accordingly, the assured energy of Angra I will be 4.64 GWh/yr.

With respect to Angra II, its installed capacity is 1,350 MW (nominal power). We also estimate that Angra II will be operating at 85% capacity in 2010 in line with industry standards. Accordingly, the assured energy of Angra II will be 9.54 GWh/yr.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras – INB, a Brazilian Government-owned company responsible for processing uranium used in nuclear plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract; Eletrobras Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletronuclear (and the previous owner of Angra I – Eletrobras Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. High-level nuclear waste (spent nuclear fuel) is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II commenced at the same time as the operations began at these two units in 1985 and 2000, respectively. The amount of this provision is supported by a technical report of a work group by Eletronuclear created in 2001. In relation to Angra I, the estimated decommissioning cost is U.S.$307 million and in relation to Angra II, the estimated decommissioning cost is U.S.$426 million. The economic useful life of the plants was estimated to be 40 years. Eletronuclear makes monthly pro rata provisions for the estimated decommissioning costs of Angra I and Angra II.

The electricity generated by Eletronuclear is sold to our subsidiary Furnas at a regulated price determined by the MME. This regulated price reflects Eletronuclear’s production costs. However, in on-selling this electricity to distribution companies, Furnas is required to participate in the public auction process, in which other generation companies in a pool provide bids that reflect the maximum cost of electricity each is willing to supply and the distribution companies pay a price equal to an average of all these bids. As a result of this auction process, the price that Furnas sells in the auction is higher than that it paid to Eletronuclear for the corresponding electricity. Historically, however, the reverse has been true and we recorded consolidated losses in respect of electricity generated by Eletronuclear. We analyzed different measures to reduce these losses if this situation re-occurs, including replacing Furnas in the supply chain described above with Eletrobras itself, which is not required to sell electricity only pursuant to the auction process.

Sales of Electricity Generated

We sold approximately R$18,853 million of electricity generated (net of electricity purchased for resale and VAT and other taxes) in 2009, compared to R$20,277 million in 2008 and R$16,536 million in 2007. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. We own certain distribution companies that operate in the northern and northeastern regions of Brazil and we sell a relatively small portion of the electricity we generate to these distribution companies, which does not give rise to revenues in our generation segment as discussed in “—Distribution”.

We sell the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions we served in the periods presented:

	Year Ended December 31,
	2009		2008		2007
	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)
Type of sale:
Through auctions and initial contracts (energy charge)	9,332,486	103,134,869	8,393,914	102,031,134	7,822,678	98,004,823
Through free market agreements or bilateral contracts (energy charge)	4,255,331	62,965,388	4,799,554	58,983,373	3,273,962	46,026,916
Itaipu	6,710,772	91,239,063	10,927,053	94,344,524	7,555,634	90,620,003

Total	20,298,589	257,339,320	24,120,521	255,359,032	18,652,274	234,651,742

The table below shows a summary of the amount of electricity that we have sold through auction sales:

	Year Ended December 31,
	2007	2008	2009	2010
Capacity Average (MW):
1st Auction	11,003	11,003	11,003	11,003
2nd Auction	—	644	644	644
3rd Auction	—	—	—	—
4th Auction	—	—	396	396
5th Auction	180	180	180	180

Total	11,183	11,827	12,223	12,223
Energy (MWh) per year	97,963,080	103,604,520	107,073,480	107,073,480
Average tariff (R$/MWh)	58.49	63.73	64.77	64.77
Estimated revenues (R$ thousands)	5,729,860	6,602,716	6,935,149	6,935,149

With respect to supply contracts, the amount that we receive from each sale is determined on the basis of a “capacity charge”, an “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). Our purchases of Itaipu electricity, and our sales of Itaipu electricity to distributors, are paid for on the basis of a capacity charge (including a charge for transmission paid to Eletrobras Furnas). Our sales of electricity (through our subsidiaries Eletrobras Chesf and Eletrobras Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, as discussed in “The Brazilian Power Industry—Regulation under the Electricity Regulatory Law”, invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Transmission

Transmission of Electricity

Revenues in our transmission segment are fixed by ANEEL, which sets a fixed transmission revenue fee each year. Net revenues (including financial revenues at holding company level) from transmission represented 16.6% of our total net revenues in 2009, compared to 14.2% in 2008 and 15.9% in 2007. The electricity that we generate is transported through Brazil’s tension transmission network, with 59,596 km of transmission lines belonging to us above 138 kV at December 31, 2009, compared to 56,862 in 2008 and 55,942 km at December 31, 2007. Including our partnerships with private companies in SPCs/Consortia we have approximately 59,000 Km above 138 KV in operation at December 31, 2009. (For further information, see “—Lending Activities-Equity Participation”). In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 750 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. There is one Interconnected power system in Brazil that links the northern and northeastern regions to the south and southeast regions. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout the Interconnected power system.

Transmission Concessions

Our transmission operations are carried out pursuant to the following concessions granted by ANEEL (excluding transmission operations carried out through any SPEs):

	Total length	Voltage Levels	Average age of operation	Average years remaining of concession
	(km)	(kV)	(years)
Eletrobras Furnas	19,255.50	69 – 750	31.13	5.00
Eletrobras Chesf	18,588.42	69 – 500	35.34	5.72
Eletrobras Eletrosul	9,408.1	69 – 500	26.77	5.52
Eletrobras Eletronorte	9,481.37	69 – 500	23.50	5.51
Amazonas Energia	859.61	69 – 230	11.90	Not applicable

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected power system. A national transmission grid provides generators with access to customers in all regions. Eletrobras Furnas and Eletronorte built the first north-south transmission system linking the northern and southern regions of Brazil, which consists of approximately 1,250 km of 500 kV transmission lines and which began operation in 1998. A second north-south transmission system, the construction of which was funded by the private sector, began operation in 2004. The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage at December 31, 2009:

	750 kV	600 kV(DC)(1)	525/500 kV	345 kV	230 kV	138 kV	132/25 kV	Total
Company:
Eletrobras Chesf	—	—	5,121.5	—	12,567.5	383.9	425.5	18,588.4
Eletronorte(2)	—	—	3,236.1	—	5,446.9	955.6	202.8	9,481.4
Eletrosul	—	—	2,586.5	—	4,911.7	1,841.2	68.7	9,408.1
Furnas	2,698.0	1,612.0	4,549.0	6,078.5	1,949.0	2,204.0	165	19,255.5

Amazonas Energia	—	—	—	—	364.9	—	494.7	575.7

Total	2,698.0	1,612.0	15,493.1	6,078.5	25,330.0	5,384.7	1,356.7	57,953.0

(1)	DC means direct current.
(2)	The total figure does not include the 13,8kV transmission lines.
(3)	This table does not include transmission lines owned by SPEs in which we participate. Had such transmission lines been included, the total would be 59.890 Km.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 kV in Brazil that we were responsible for at December 31, 2009, considering our participations in SPEs:

	750 kV	600 kV(DC)(1)	500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	100.00	100.00	51.01	—	67.95	70.54	61.00
Others	0.00	0.00	48.49	100.00	32.05	29.46	39.00

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)	DC means direct current.

Except in relation to a small portion of transmission lines of Eletronorte located in the isolated system, the transmission lines in the Interconnected power system are totally integrated.

As of December 31, 2009, we owned approximately 61.0% of all transmission lines in Brazil (230 kV and above) and, as a result, received fees from companies that transmit electricity on these lines. Gross revenues from transmission were R$4,209 million in 2009, compared to R$4,101 million in 2008 and R$3,852 million in 2007. As a generation company, we must also pay a tariff in respect of our transmission of electricity over those transmissions that we do not own. Taking into account all transmission lines in Brazil (230 kV and above), this means we pay a tariff in respect of 39.0% of all transmission lines in Brazil.

We believe that losses of electricity in the transmission system in Brazil have historically been, and as of December 31, 2009, were, approximately 16% of all electricity transmitted in the system, compared to approximately 8% in the international transmission systems.

We operate as part of an integrated and coordinated national electricity system for Brazil. The Concessions Law authorizes us to begin to charge fees for the use of our transmission system by other electricity companies; we will be able to charge fees once ANEEL promulgates the regulations.

Through Eletrobras Furnas, we charge a tariff (approximately R$3,515.59 per MW/month as of December 31, 2009) for the transmission of electricity generated by Itaipu and purchased for resale. The transmission charge for the power Itaipu generates is used to compensate Eletrobras Furnas, which owns the applicable transmission line, for making its transmission system available for the exclusive use of plant-connection installations. This system comprises the 765 kV Itaipu / Ivaiporã and the 600 kV DC Itaipu / Ibiúna transmission lines that are not part of the Basic Network.

Expansion of Transmission Activities

Our main transmission companies took part in a planning initiative relating to the expansion of the PAE 2009/2012 (Programa de Ações Estratégicas) transmission network through the Regional Transmission Study Group (GET), which is responsible for such transmission expansion initiatives at a regional level. In addition, our transmission companies took part in the regional networks and plant integration studies.

PAE initiatives, included, among others, studies on the integration of the Belo Monte hydroelectric plant, focusing on alternative means of transmission to allow for the distribution of electric power from the Belo Monte plant to the northern, northeastern and southeastern regions of Brazil.

In 2009, we created an integrated electric power transmission network connecting the Rio Madeira, Santo Antônio and Jirau electrical plants to the Brazilian national power grid, covering a distance of approximately 2,500 km across Brazil.

Distribution

Distribution of Electricity

Our distribution activities constitute a relatively small proportion of our overall operations. Net revenues (including financial revenues at holding company level), from distribution represented 11.0% of our total net revenues in 2009, compared to 8.7% in 2008 and 15.4% in 2007.

Distribution Companies

The following companies in our group undertake distribution activities pursuant to distribution concessions granted by ANEEL:

•

Eletrobras Eletronorte, which distributes power directly to industrial consumers through its wholly owned subsidiary known as Boa Vista Energia S.A. This company distributes electricity to the city of Boa Vista. Eletrobras Eletronorte’s distribution concession ends on July 7, 2015;

•	Eletrobras Amazonas Energia, which distributes electricity to the city of Manaus, in the state of Amazonas, pursuant to a concession that ends on July 7, 2015;

•	Eletrobras Distribuição Alagoas, which distributes electricity in the state of Alagoas pursuant to a concession that ends on July 12, 2015;

•	Eletrobras Distribuição Piauí, which distributes electricity in the state of Piauí pursuant to a concession that ends on July 12, 2015;

•	Eletrobras Distribuição Rondônia, which distributes electricity in the state of Rondônia pursuant to a concession that ends on July 12, 2015; and

•	Eletrobras Distribuição Acre, which distributes electricity in the state of Acre pursuant to a concession that ends on July 12, 2015.

Each of Distribuição Alagoas, Distribuição Piauí, Distribuição Rondônia and Distribuição Acre was previously owned by the individual Brazilian state in which each respective company operated. Companhia Energética de Roraima, which is owned by the state of Roraima, transferred the assets and liabilities pertaining to the city of Boa Vista to a newly formed company to be controlled by Eletronorte, Boa Vista. We first made equity investments in these companies in 1996 with the objective of improving their financial condition and preparing them for privatization. Amazonas Energia was created in 2008 as a result of the merger between Ceam and Manaus Energia S.A.; Ceam was also previously owned by the Brazilian state in which it operated and we also made an investment in Ceamin 1996 with the objective of improving its financial condition and preparing it for privatization.

Amazonas Energia, Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia, Boa Vista and Eletrobras Distribuição Acre operate in particularly challenging market conditions – the North and Northeastern regions of Brazil are among the very poorest regions in the country. One of our principal continuing challenges in respect of these companies is reducing the amount of commercial losses (principally being the theft of electricity) and customer defaults that these companies suffer from. We are attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

Management Structure for our Distribution Activities

In May of 2008 we introduced a new management structure for our distribution activities. Until May 2008, we managed our investment in Amazonas Energia, Distribuição Alagoas, Amazonas Energia, Distribuição Piauí, Distribuição Rondônia, Boa Vista and Distribuição Acre through the Comitê Gestor das Empresas Federais de Distribuição (a management committee) which focused on, among other things, proposing financial strategies and targets to improve the financial condition of these companies.

Pursuant to the new structure, this management committee no longer exists. The new structure involves one executive officer at the Eletrobras level, currently Mr. Marcus Aurélio Madureira da Silva, acting as chief executive officer of each of the companies involved in distribution. Each of the companies involved in distribution will then have the same chief financial officer, engineering director, commercial director and regulatory director, in each case appointed by the chief executive officer of these distribution companies.

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

System Performance

The following table sets forth information concerning our electricity losses for our distribution companies, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
Technical losses	9.1%	9.0%	10.6%
Commercial losses	21.6%	22.9%	21.9%
Total electricity losses	30.7%	31.9%	32.5%

Outages:
Frequency of outages per customer per year (number of outages)	35.0	33.9	40.4
Duration of outages per customer per year (in hours)	37.2	34.0	36.6
Average response time (in minutes)	146.7	111.9	111.1

Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for our distribution business were 30.7% of energy generated and bought in the year ended December 31, 2009 compared to 31.9% of energy generated and bought in the year ended December 31, 2008 and 32.5% of energy generated and bought in the year ended December 31, 2007.

Reducing the level of commercial losses in the distribution companies presents a continuing challenge to us. Commercial losses at these companies have averaged approximately 21.6% of electricity generated and sold over recent periods. We are attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

The following table sets out information regarding total losses in our distribution segment recorded by distribution company:

	Year Ended December 31,
	2009	2008	2007
	(percentages)
Company:
Eletrobras Distribuição Alagoas	31.34	30.00	30.76
Ceam	—	—	41.60
Eletrobras Distribuição Piauí	35.47	36.14	38.46
Eletrobras Distribuição Rondônia	31.54	43.54	34.68
Eletrobras Distribuição Acre	26.20	26.19	26.42
Eletrobras Amazonas Energia	42.70	38.70	37.20
Eletrobras Distribuição Roraima	17.09	16.52	18.28
Power Outages

With respect to the Interconnected power system, we aim to respond to repair requests within one and a half to two and a half hours, depending on the scale and nature of the problem. Our average response time in the Interconnected power system in 2009 was 2.43 hours. The following table sets forth our average response time, in hours, to repair requests in the Interconnected power system:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Company:
Distribuição Alagoas	1.97	1.88
Distribuição Piauí	2.88	2.35

Average	2.43	2.12

With respect to distribution operations in the Isolated system, we aim to respond to repair requests within half an hour to two hours, depending on the scale and nature of the problem. Our average response time in the Isolated system in 2009 was 2.43 hours. The following table sets forth our average response time, in hours, to repair requests in the Isolated system:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Company:
Distribuição Acre	4.92	1.24
Distribuição Rondônia	1.42	1.10
Amazonas Energia	2.60	3.94
Eletrobras BoaVista Energia	0.77	0.68

Average	2.43	1.74

Customers

The following table sets forth our total distribution of electricity in terms of MWh and gross revenues, by type of user, for the periods indicated:

	Year Ended December 31,
	2009		2008		2007
	(R$ millions)	(MWh)	(R$ millions)	(MWh)	(R$ millions)	(MWh)
Distribution to:
State utilities	236	1,337,877	241	1,197,321	344	1,257,567
Industrial	479	2,433,128	597	2,615,189	796	2,480,276
Residential	1,009	4,030,471	1,068	3,680,389	1,382	3,507,657

	Year Ended December 31,
	2009		2008		2007
	(R$ millions)	(MWh)	(R$ millions)	(MWh)	(R$ millions)	(MWh)
Commercial	615	2,387,589	659	2,203,290	839	2,092,267
Other	252	1,236,566	291	1,212,918	387	1,339,216

Total	2,591	11,425,631	2,856	10,909,107	3,746	10,676,983

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

At December 31, 2009, 2008 and 2007, customers in default represented an average of 13.6% (not including Eletrobras Distribuição Acre), 20.6% and 21.4% of annual revenues, respectively. These default rates have generally remained stable over recent years and we do not expect to see material changes in these default rates in the foreseeable future.

Purchase of Electricity for Distribution

We purchased 12,942 GWh of electricity for distribution in 2009, compared to 12,789 GWh in 2008 and 14,681 GWh in 2007. Our distribution companies purchase electricity in the public auction process from a pool of generation companies that provide bids setting out the maximum price at which they will supply electricity. After all bids are received, the average price of all bids is calculated and this is the price that we pay for the electricity. The purchase is made from all generation companies that provided bids.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of those subsidiaries are no longer in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. We still have some loans outstanding with distribution companies that have now been privatized. We had outstanding loans in relation to these companies of R$5,274 million at December 31, 2009, compared to R$5,818 million at December 31, 2008 and R$5,985 million at December 31, 2007. We had interest income of R$515 million on such loans in 2009, compared to R$700 million in 2008 and R$1,586 million in 2007. Our biggest debtors from our lending activities were Duke Energy Brasil and AES Tiete S.A., with R$491 million and R$971 million outstanding at December 31, 2009, R$610 million and R$1,212 million outstanding at December 31, 2008 and R$1,013 million and R$1,293 million outstanding at December 31, 2007, respectively.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the international capital markets. At December 31, 2009 long-term debt on an unconsolidated basis was R$4,872 million, compared to R$3,966 million at December 31, 2008 and R$1,577 million at December 31, 2007, with the majority of our foreign currency debt (approximately 81% for the three periods) denominated in U.S. dollars. Further details of our borrowings are set out in “Item 5.B, Liquidity and Capital Resources—Cash Flows”.

The average interest expense with respect to our financing activities for 2009 was 5.65%, compared to 6.40% for 2008 and 7.03% for 2007.

In addition, we utilize borrowings from the RGR Fund, which we administer, to on-lend to our subsidiaries and other electricity companies. See “Item 5, Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Performance—Our role in administering Brazilian Government Programs”. At December 31, 2009, December 31, 2008 and December 31, 2007, we incur interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of 1.0% to 2.0% on funds which we on-lend to subsidiaries and other entities.

Equity Participation

We act as a minority participant in private sector generation and transmission companies and joint ventures. We are also authorized to issue guarantees for those companies in which we participate as an equity investor. We are constantly considering investments in a number of such companies, focusing primarily on those in line with our strategy of building on our core businesses of generation and transmission (see “Item 7.B, Related Party Transactions”).

The current participations that we have are in private sector generation and transmission companies and joint ventures. Participation is determined primarily on merit and profitability criteria based on our managerial controls. The table below shows an estimate of the total amount of our investments in transmission and generation companies:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation	Amount of Investment
			(in R$ millions)
Transmission

Interligação Elétrica do Madeira S.A.	600 kV transmission line of 2,375 km:	Chesf (24.5%) Furnas (24.5%)	2,976

	Porto Velho

Norte Brasil Transmissora de Energia S.A.	600kV Transmission Line of 2,375 km:	Eletronorte (24.5%) Eletrosul (24.5%)	1,788

	SE Coletora – Araraquara 2, Porto Velho

Estação Transmissora de Energia S.A.	500/±600 kV Conversion and Inversion Station 01	Eletronorte (24.5%) Eletrosul (24.5%)	1,428

Manaus Transmissora de Energia S.A.	500 kV Transmission Line of 375 km:	Chesf (19.5%) Eletronorte (30%)	1,380

	Oriximiná/Itacoatiara; 500 kV Transmission Line of 212km:

	Itacoatiara/Cariri

STN – Sistema de Transmissão Nordeste S.A.(2)	500 kV Transmission Line of 546 km:	Chesf (49%)	516

	Teresina-Sobral-Fortaleza

Intesa – Integração de Energia S/A(2)	500 kV Transmission Line of 695 km:	Chesf (12%), Eletronorte (37%)	500

	Colinas-Miracema-Gurupí-Peixe Nova-Serra da Mesa 2

Porto Velho Transmissora de Energia S.A.	230 kV transmission lines of 17 km: 500/230 kV SE Coletora Porto Velho	Eletrosul (100%)	517

Ártemis – Transmissora de Energia S.A.(2)	525 kV Transmission Line of 376 km:	Eletrosul (49%)	310

	S. Santiago-Ivaporã-Cascavel

Transenergia Renovável	230 kV Transmission Line of 125 Km: Jataí – Mineiros	Furnas (49%)	279

	Mineiros – Morro Velho

Brasnorte Transmissora de Energia S.A.(2)	230kV Transmission Lines of 402 km: Jauru-Juba-C2; LT Maggi-Nova Mutum	Eletronorte (49.7%)	238

Rs Energia – Empresa de Transmissãao de Energia do Rio Grande do Sul S.A.(2)	525 kV Transmission Line of 274 km: Campos Novos-Pólo	Eletrosul (100%)	363

Companhia Transleste de Transmissão S.A.(2)	345 kV Transmission Line of 139 km:	Furnas (24%)	127

	Montes Claros-Irapé

Amazônia Eletronorte Transmissora de Energia S.A. – Aete(2)	230 kV Transmission Line of 193 km: Coxipó-Cuiabá-Rondonópolis SE Seccionadora Cuiabá	Eletronorte (49%)	116

Etau – Empresa de Transmissão do Alto Uruguai(2) S.A.	240 kV Transmission Line of 174 km: Campos Novos-Barra Grande-Lagoa Vermelha-Santa Marta	Eletrosul (27.4%)	116

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation	Amount of Investment
Uirapuru Transmissora de Energia S.A.(2)	525 kV Transmission Line of 122 km: Ivaiporã-Londrina	Eletrosul (49%)	107

Companhia Transudeste de Transmissão S.A.(2)	345 kV Transmission Line of 144 km: Itutinga-Juiz de Fora	Furnas (25%)	87

Companhia Transirapé de Transmissão S.A.(2)	345 kV Transmission Line of 61 Km: Irapé-Araçuaí	Furnas (24.5%)	73

Companhia Centroeste de Minas S.A.	345 kV Transmission Line of 75 Km: Eletrobras Furnas-Pimenta II	Furnas (49%)	49

Linha Verde Transmissora de Energia S.A.	230 kV Transmission Line of 987 Km: Samuel-Ariquelmes-Ji-Paraná-Pimenta Bueno-Vilhena-Jauru	Eletronorte (49.0%)	412

Rio Branco Transmissora de Energia S.A.	230 kV Transmission Line of 487 Km: Porto Velho-Abunã-Rio Branco	Eletronorte (49.0%)	238

Transmissora Matogrossens de Energia S.A.	500 kV Transmission Line of 348 Km: Jauru - Cuiabá	Eletronorte (49.0%)	240

Transenergia São Paulo S.A.	Itatiba Substation, 500 kV	Furnas (49.0%)	73

Transenergia Goiás S.A	230 kV Transmission Line of 188 Km: Serra da Mesa-Niquelândia-Barro Alto	Furnas (49.0%)	70

Consórcio Goiás Transmissão	500 kV Transmission Line of 193 Km: Rio Verde Norte –Trindade. and 230 kV Transmission Line of 66 Km: Xavantes-Trindade-Carajás and SE Trindade	Furnas (49.0%)	357

Consórcio MGE Transmissão	500 kV Transmission Line of 248 Km: Mesquita-Viana 2. and 345 kV transmission line of 10 Km: Viana – Viana 2 and SE Viana 2	Furnas (49.0%)	251

TDG—Transmissora Delmiro Gouveia S.A.	230 kV Transmission Line of 96 Km: São Luiz II – São Luiz III and SE Pecém and SE Aquiraz II	Chesf (49.0%)	245

Caldas Novas Transmissão S.A.	SE Corumbá 345/138 KV – 2 x 75 MVA	Furnas (49.9%)	26

Generation

Madeira S.A.	HPU Santo Antonio	Furnas (39%)	13,795

Energia Sustentável do Brasil	HPU Jirau with 3300MW	Chesf (20%)	11,056

		Eletrosul (20%)

Chapecoense S.A.(1)	HPU Foz do Chapecó with 855 MW	Furnas (40%)	2,643

Enerpeixe S.A.(2)	HPU Peixe Angical with 452 MW	Furnas (40%)	2,068

Consórcio Energético Cruzeiro do Sul S.A.	HPU Mauá with 362 MW	Eletrosul (49%)	1,215

Serra de Facão Participação S.A.	HPU Serra do Facão with 210 MW	Furnas (49.5%)	944

Energetica Águas da Pedra S.A.–EAPSA (Aripuanã; Água Das Pedras)	HPU Dardanelos with 261 MW	Chesf (24.5%), Eletronorte (24.5%)	761

Baguari Geração de Energia Elétrica S.A.(2)	HPU Baguari with 140 MW	Furnas (30.6%)	535

Retiro Baixo Energética S.A.	HPU Retiro Baixo 49%	Furnas (49%)	389

AMAPARI Energia S.A.(2)	TPU Serra do Navio and Small HPU Capivara	Eletronorte (49%)	84

Norte Energia S.A.	HPU Belo Monte	Electrobras (15%) Eletronorte (20%) Chesf (15%)	25,000

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation	Amount of Investment
Consórcio Brasil dos Ventos	Usinas Eólicas Aratuá 1, Miassaba 3, Rei dos Ventos 1 e 3	Eletronorte (24.5%) Furnas (24.5%)	708

Consórcio Teles Pires Energia Eficiente	HPU Teles Pires	Eletrosul (24.5%) Furnas (24.5%)	3,724

Eólica Cerro Chato I, II e III S.A.	Parque Eólico Coxilha Negra	Eletrosul (90.0%)	405

(1)	Furnas’ participation in SPE Foz do Chapecó S.A. is held indirectly via its investment in SPE Chapecoense Geração S.A. in which Furnas holds 49%.
(2)	SPEs conducting operations.

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

International Activities

As of December 31, 2009, we did not operate internationally. However, as part of our strategy we continue to explore certain international electricity markets and selectively identify opportunities in these markets for the future. Our aim is to generate new energy that can be added to the Interconnected power system and to integrate certain electrical power systems in the Americas. As part of our internationalization plan, we have established a representative office in Lima, Peru in order to comply with Peruvian rules, which provide that concessions may only be granted to companies that maintain a local representative office. This office will also provide a permanent connection between us and partners in Peru.

Profit Sharing and Pension Plans

Our collective bargaining agreement establishes a profit-sharing plan based on the achievement of targets. Such targets are established annually in May of each year following negotiation with the labor unions and the approval of the Brazilian Government. For 2009, 2008 and 2007, we paid R$207 million, R$177 million and R$160 million, respectively, to our employees by way of profit-sharing (on holding company level only, we paid R$27 million in 2009, compared to R$23 million in 2008 and R$18 million in 2007).

Eletrobras has established a pension fund, Fundação Eletrobras de Seguridade Social—ELETROS (or Eletros), a private, not-for-profit, legal entity with the intention of providing pension benefits to employees to supplement the Brazilian Government retirement benefits. As of December 31, 2009, the ONS and Cepel were also participants of Eletros. Each of the other companies within the Eletrobras system have their own pension fund. In 2009, we made contributions to Eletros of R$59.4 million, compared to R$19.9 million in 2008 and R$12 million in 2007.

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

As of December 31, 2009, our subsidiary Eletrobras Eletronuclear operated two nuclear power plants in the State of Rio de Janeiro, Angra I and Angra II. Because Eletronuclear initiated its activities before the enactment of an environmental legislation, Angra I was licensed by CNEN under the nuclear and environmental regulations in effect at that time. A study group formed by the Federal Public Attorney’s Office, CNEN, the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (or IBAMA), the Fundação Estadual de Engenharia do Meio Ambiente (or FEEMA), Eletronuclear and Eletrobras was established to prepare a Termo de Ajustamento de Conduta (a Term of Adjustment or TAC) according to which the guidelines for the environmental licensing update procedure should be established. Angra II has obtained all the environmental licenses necessary for its operations, but the Federal Public Attorney’s Office challenged its renewal, which it conditioned upon the compliance with a TAC and according to which Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Until these obligations are accomplished IBAMA, ANEEL and CNEN should abstain from issuing any definitive licenses or authorizations for the operation of Angra II. An assessment comprising the accomplishments of the TAC was issued by IBAMA to the Public Attorney in June 2006. Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil. See “Item 3.D, Risk

Factors—Risks Relating to Our Company—We may be liable if there is a nuclear accident involving our subsidiary Eletrobras Eletronuclear”.

Energy Conservation

Over the past 20 years, the Brazilian Government has implemented a number of actions directed to energy conservation on the electricity sector. The Brazilian Government normally finances these actions and we administer them. The most important project in this area is the Procel.

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

The Brazilian Power Industry

General

On November 24, 2010, the Ministry of Mines and Energy (“MME”) approved a ten-year expansion plan (Plano Decenal de Expansão de Energia Elétrica or PDEE 2010-2019) which established the criteria for expanding the Brazilian electricity system in connection with the markets for electricity distribution, generation and transmission in the period between 2010 and 2019.

The PDEE 2010-2019 aims at expanding the Sistema Interligado Nacional (Brazilian Interconnected System or SIN) through a program that shall guide the future government acts and provide accurate signal to all agents in the Brazilian electricity industry for the purpose of ensuring the electricity supply on a sustainable basis in relation to the environment, the reduction of general costs including the social-environmental and operational costs, and the efficient allocation of investments, serving as basis for moderate fees in the future.

The studies carried out in the PDEE include a planning for the next ten years and are subject to annual reviews which take into account, among other aspects, changes in the forecast for the growth of electricity consumption and the re-evaluations of the economical and operational feasibility of the generation projects, as well as the estimations regarding the expansion of transmission lines.

Pursuant to the PDEE studies, in December 2007, considering the existing generation park, the international interfaces in use, and the share of electricity of Itaipu imported from Paraguay; Brazil had an installed capacity of 107,251 GW, out of which approximately 71.2% corresponded to hydroelectric generation, 21.347% to thermal generation (natural gas, oil, biomass, and mineral coal), 2.007% to nuclear power, 0.2% to eolic energy and 6.8% to the electricity imported by the SIN.

Currently, the SIN is divided into four electric sub-systems: South-East/Center-West, South, North-East and North. One of the goals of the PDEE is to complete the integration of the isolated systems of Manaus-Macapá, into the North sub-systems by November 2011.

In addition to the SIN, there are also the isolated systems, i.e., those systems that do not make part of the SIN and are generally located in the Northern and North-Eastern regions of Brazil, and have as sole source of energy the electricity generated by coal-fired and oil-fuelled thermal plants which are extremely pollutants and have a generation cost three to four times higher than, for instance, a hydro-electric power station. The CCC account was introduced by article 13, III of Law No 5899, of July 5, 1973, with the purpose of generating financial reserves payable to distribution companies and to some generation companies (all of which must make annual contributions to the CCC Account) in order to cover some of the costs of the operation of thermoelectric plants in the event of adverse hydrological conditions, and also of subsidizing the electricity generated by the “isolated systems” in order to allow consumers of the isolated systems to bear charges for electricity equivalent to the charges borne by consumers served by hydraulic generation. There is currently a significant discrepancy between charges paid by consumers in the Northern and Northeastern regions when compared to what is charged from the Southern/South-Eastern Region consumers. Therefore, interconnecting the isolated systems to the SIN would ultimately offer a more moderate charge to the end consumer and will tend to make the charge prices among the several different Brazilian regions to converge.

With the purpose of promoting a significant reduction of the CCC account of the isolated systems, the PDEE further intends to integrate the isolated systems to the SIN. Such integration would be carried out through the construction of the transmission lines of Jauru/Vilhena (230kV), Tucuruí/Manaus (Cariri) (500kV) and Jurapari/Macapá (230kV), within the shortest term possible, given that the preliminary analysis for implementing the integration project has already been concluded.

In addition to the integration of the isolated systems, the PDEE also provides for the expansion of the electricity generation through the improvement of the generation capacity, defined by the PDEE as the execution of a set of works aimed at enhancing the capacity and efficiency while modernizing the already existing power plants, what should not represent a lot in terms of ensured power but would contribute to meet the increase in the highest level expected of electricity demand.

In December 2009, according to ANEEL, the total installed electricity generation capacity in Brazil was 106,573 MW. Pursuant to PDEE, Brazil’s total installed power generation capacity is projected to increase to 154.8 GW by 2017, of which 117.5 GW (75.9%) is projected to be hydroelectric and 37.3 GW (24.1%) to be thermoelectric and from other sources.

As of December 31, 2009, we controlled approximately 37.0% of the installed power generating capacity within Brazil and were responsible for approximately 61.0% of the installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. In 2009, non Eletrobras system companies had approximately 63.0% and 95.5% of the market for generation and distribution activities, in terms of total capacity and customers, respectively, and approximately 39.0% of the transmission market, in terms of length of transmission lines. The remainder of the market is held by several companies including Cemig, Copel, Tractebel, CPFL, Duke and Brasil Energia. Certain of these companies have entered into joint venture arrangements in the past.

In net revenue terms, we believe we are the largest generation and transmission company in Brazil. We principally compete for generation and transmission businesses through a competitive auction process.

In 2009, according to the Empresa de Pesquisa Energética (the Energetic Research Company or EPE), total electricity consumption in Brazil reached 388,204 GWh, exceeding total consumption in 2008 by (1.1)% and representing slower growth than Brazil’s GDP growth rate of (0.2)% for the same period. Electricity consumption in Brazil in 2008 was 392,769 GWh according to EPE, which represented a 3.78% increase compared to the total consumption of 378,362 GWh in 2007.

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

•

The Brazilian Government enacted Law No. 8,987 on February 13, 1995 as amended by Law No. 11,196 of November 21, 2005 and Law No. 11,445 of January 5, 2007 (or the Concessions Law) and Law No. 9,074 on July 7, 1995, as amended (or the Power Concessions Law), that together: (i) required that all concessions for the provision of energy related services be granted through public bidding processes; (ii) gradually allowed certain electricity consumers with significant demand, designated “free consumers”, to purchase electricity directly from suppliers holding a concession, permission or authorization; (iii) provided for the creation of generation entities (or Independent Power Producers) which, by means of a concession, permission or authorization, may generate and sell, for their own account and at their own risk, all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others; (iv) granted free consumers and electricity suppliers open access to all distribution and transmission systems; and (v) eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW (the so called Pequenas Centrais Hidrelétricas – PCHs) although an authorization or permission from ANEEL or MME is required, as the case may be;

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

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to MME or to ANEEL, as representatives of the Brazilian Government, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, while permissions and authorizations may be revoked at any time at the discretion of the MME, following consultation with ANEEL. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion. Accordingly, we cannot provide any assurances that the concessions will be extended.

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

Penalties

Law No. 9,427 of December 26, 1996, as amended, enacted by the Brazilian Government and ANEEL’s regulation govern the imposition of sanctions against the agents of the electricity sector and classify the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2% of the revenue (net of value-added tax and services tax) of the concessionaire in the 12-month period preceding any assessment notice. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval including the following:

•	entering into certain related party transactions;

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

We operated approximately 61% of the high-voltage transmission networks in Brazil, at December 31, 2009.

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

•	Restrictions on certain activities of distributors, so as to ensure that they focus only on their core business to guarantee more efficient and reliable services to captive consumers;

•	Elimination of self-dealing, to provide an incentive to distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties; and

•	Respect for contracts executed prior to the Electricity Regulatory Law, in order to provide stability to transactions carried out before its enactment.

The Electricity Regulatory Law also excludes us and our subsidiaries from the National Privatization Program, which is a program created by the Brazilian Government in 1990 with a view to promote the privatization process of state-owned companies.

Challenges to the Constitutionality of the Electricity Regulatory Law

As of December 31, 2009, the Electricity Regulatory Law was being challenged on constitutional grounds before the Brazilian Supreme Court. The Brazilian Government moved to dismiss the lawsuits arguing that the constitutional challenges were moot because they related to a provisional measure that had already been converted into law. However, on August 4, 2004, the Brazilian Supreme Court denied the Brazilian Government’s motion and decided to hear the lawsuits and rule on their merits. A final decision on this matter is subject to majority vote of the 11 justices, provided that a quorum of at least eight justices must be present. To date, the Brazilian Supreme Court has not reached a final decision and we do not know when such a decision may be reached. The Brazilian Supreme Court ruled by six votes to four to deny the provisional measure requested to suspend the effects of the Electricity Regulatory Law until the final decision on the case has been made; however, a final decision remains pending. Therefore, the Electricity Regulatory Law was in force as of December 31, 2009. Regardless of the Supreme Court’s final decision, certain portions of the Electricity Regulatory Law relating to restrictions on distributors performing activities unrelated to the distribution of electricity, including sales of energy by distributors to free consumers and the elimination of self-dealing are expected to remain in full force and effect.

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

The Free Market

The Free Market covers freely negotiated electricity sales between generation concessionaires, Independent Power Producers, self-generators, energy traders, importers of energy and free consumers. The Free Market also includes existing bilateral contracts between generators and distributors until they expire. Upon expiration, new contracts must be entered into in accordance with the Electricity Regulatory Law guidelines. Most of our existing contracts have now expired although Eletrobras CGTEE has some that will continue until 2012.

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

Electric Energy Trading Convention

ANEEL Resolutions No. 109, of October 26, 2004 and No. 210, of February 24, 2006, govern the Convenção de Comercialização de Energia Elétrica (the Electric Energy Trading Convention) which regulates the organization and functioning of the CCEE and the electric energy trading conditions and defines, among others: (i) the rights and obligations of CCEE Agents; (ii) the penalties to be imposed on defaulting agents; (iii) the means of dispute resolution; (iv) trading rules in the Regulated and Free Markets; and (v) the accounting and clearing process for short-term transactions.

National Electrical System Operator

Resolution No. 173 of November 30, 2005 established a provision for the system service charge, Encargo de Serviço do Sistema (or ESS), which began in January 2006 and includes price and fee readjustments for distribution concessionaires that are part of the Sistema Interligado Nacional (the National Interconnected Grid). This charge is based on the estimates made by the ONS, up to October 31 of each year.

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

In accordance with paragraph one, Article 31 of the Electricity Regulatory Law, we and our subsidiaries Eletrobras Furnas, Eletrobras Chesf, Eletrobras Eletronorte, Eletrobras Eletrosul and Eletrobras CGTEE were excluded from the National Privatization Program. Accordingly, we are subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution No. 278/2000, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector.

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

Fuel Consumption Account

Distribution companies, and generation companies that sell directly to final consumers, must contribute to the Conta de Consumo de Combustível (the Fuel Consumption Account or CCC Account). The CCC Account was created in 1973 to generate financial reserves to cover elevated costs associated with the increased use of thermoelectric energy plants, in the event of a rainfall shortage, given the higher marginal operating costs of thermoelectric energy plants compared to hydroelectric energy plants. In February 1998, the Brazilian Government provided for the phasing out of the CCC Account. Subsidies from the CCC Account have been phased out over a three-year period beginning in 2003 for thermoelectric energy plants constructed prior to February 1998 and belonging to the Interconnected power system. Thermoelectric plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian Government established that subsidies from the CCC Account would continue to be paid to those thermoelectric plants located in isolated regions for a period of 20 years in order to promote generation of electricity in those regions.

Financial Compensation for the Use of Hydrological Resources

Holders of concessions and authorizations for the exploration of hydroelectric resources in Brazil must pay fees to Brazilian states and municipalities for the use of hydrological resources. Such amounts are based on the amount of electricity generated by each utility and are paid to the states and municipalities where the plant or the plant’s reservoir is located pursuant to Resolution 67 of February 23, 2001.

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

The Effects of the New Bankruptcy Law on Us

On February 9, 2005, the Brazilian Government enacted Law No. 11,101, or the New Bankruptcy Law. The New Bankruptcy Law, which came into effect on June 9, 2005, governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the debt reorganization judicial proceeding known as concordata (reorganization) for judicial recovery and extrajudicial recovery. The New Bankruptcy Law provides that its provisions do not apply to government owned and mixed capital companies. However, the Brazilian Federal Constitution establishes that mixed capital companies, such as Eletrobras, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labour and tax matters. Therefore it is unclear whether or not the provisions in connection with judicial and extrajudicial recovery and liquidation proceedings of the New Bankruptcy Law would apply to us.

Judicial Recovery

In order to request judicial recovery, a debtor must fulfill the following requirements: (i) conduct its business in a regular manner for more than two years; (ii) not be bankrupt (or, in the event that the debtor was bankrupt in the past, then all obligations arising therefrom must have been declared extinguished by a judgment not subject to appeal); (iii) not have been granted a judicial recovery or special judicial recovery in the five or eight years prior to its request, respectively; and (iv) not have been convicted of (or not have a controlling partner or manager who has been convicted of) a bankruptcy crime. All claims in existence at the time of the request for judicial recovery are subject to such procedure (including potential claims), except for claims of tax authorities, creditors acting as fiduciary owners of real or personal properties, lessors, owners or committed sellers of real estate, including for real estate developments, or owners under sale agreements with a title retention clause (paragraph 3 of Article 49 of the New Bankruptcy Law). The judicial recovery can be implemented by means of one or more of the following transactions, amongst others (i) the granting of special terms and conditions for the payment of the debtor’s obligations; (ii) spin-off, merger, transformation of the company, incorporation of a wholly-owned subsidiary or the assignment of quotas or shares; (iii) transfer of corporate control; (iv) partial or total replacement of the debtor’s management, as well as the granting to its creditors the right to independently appoint management and the power of veto; (iv) capital increase; (v) leasing of its premises; (vi) reduction in wages, compensation of hours and reduction of the workday, by means of collective bargaining; (vi) payment in kind or the renewal of the debtor’s debts; (vii) creation of a company composed of creditors; (viii) partial sale of assets; (ix) equalisation of the debtor’s financial charges; (x) constitution of an usufruct on the company; (xi) shared management of the company; (xii) issuance of securities; and (xiii) creation of a special purpose company for purposes of receiving the debtor’s assets.

Extrajudicial Recovery

The New Bankruptcy Law also created the extrajudicial recovery mechanism, by means of which a debtor who meets the requirements for the judicial recovery (as outlined above) may propose and negotiate with its creditors an extrajudicial recovery plan, which must be submitted to the court for approval. Once approved, such a plan will constitute a valid means of enforcement. The extrajudicial recovery is not applicable, however, to any claims relating to labour- or workplace related accidents, as well as to any claims excluded from judicial recovery. In addition, the request for court approval of an extrajudicial recovery plan will does not impose a moratorium on the rights, suits and enforcement proceedings of creditors not subject to such plan, and those creditors will still be able to request the debtor’s bankruptcy.

Liquidation

The New Bankruptcy Law changed the order in which claims are classified in the context of liquidation proceedings to the following order, which is set out in order of priority: (i) labour claims in general (limited to a maximum amount of 150 times the minimum monthly Brazilian wage per creditor) and labour claims related to indemnification for workplace accidents; (ii) claims of secured creditors (limited to the amount of the guarantee); (iii) tax claims (except for tax fines); (iv) personal claims enjoying special privileges (as defined in other statutes); (v) personal claims enjoying general privileges (among others, unsecured creditors who have provided goods or services to the debtor during its judicial recovery and creditors who are so defined in other statutes); (vi) unsecured debts (creditors not provided for in the preceding items, labour creditors whose claims exceed the 150-minimum monthly wages limitation, and creditors whose claims exceed the amount of their respective guarantees); (vii) contractual fines and monetary fines arising from the disobedience of statutes; and (viii) subordinated debts (as provided for by law or in an agreement, and creditors who are partners or managers of the debtor company but not in the context of a labour relationship). The New Bankruptcy Law establishes that only a creditor claiming for an amount in excess of 40 times the minimum monthly Brazilian wage can commence liquidation proceedings. However, it is permitted for creditors to commence a class action in order to comply with the minimum amount mentioned above. The New Bankruptcy Law also extended (i) the time period in which a debtor must present its defense in connection with a request for its bankruptcy from 24 hours to ten days, and (ii) the suspension period during which no assets may be sold or liquidated from 60 to 90 days (from either the date of filing the bankruptcy petition, the request for judicial recovery or from the date of the first protest of a note due to its non-payment by the company).

C. Organizational Structure

We operate our distribution, generation and transmission activities in Brazil through the following twelve regional subsidiaries:

•	Itaipu, the world’s largest hydroelectric plant in volume of energy generated, in which we and a Paraguayan governmental entity (ANDE) each hold a 50% interest;

•	Eletrobras Eletrosul, which engages in transmission activities in the state of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná;

•	Eletrobras Distribuição Piauí, which engages in distribution activities in the state of Piauí;

•	Eletrobras Distribuição Alagoas, which engages in distribution activities in the state of Alagoas

•	Eletrobras Distribuição Rondônia, which engages in distribution activities in the state of Rondônia;

•	Eletrobras Eletronorte, which engages in generation, transmission and limited distribution activities, in the north and part of the midwest regions of Brazil;

•	Eletrobras Chesf, which engages in generation, transmission in the northeast region of Brazil;

•	Eletrobras Furnas, which engages in generation and transmission activities, in the southeast and part of the midwest regions of Brazil;

•	Eletrobras Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II and is planning to construct a third;

•	Eletrobras CGTEE, which owns and operates thermal plants in the south region of Brazil;

•	Eletrobras Distribuição Acre, which engages in distribution activities in the state of Acre; and

•

Eletrobras Amazonas Energia, which engages in generation and distribution in the State of Amazonas. Prior to May 31, 2008 it was a subsidiary of Eletronorte but is now directly owned by Eletrobras. Amazonas Energia now also operates in the interior of the State of Amazonas that was, until March, 2008, operated by Ceam, which used to be directly held by Eletrobras, but no longer exists as a standalone operating company.

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

The following organizational chart shows, in summary form, our corporate structure as of the date of this report (we also had at that date minority shareholdings in 20 state utility companies throughout Brazil, not indicated in this chart):

AMR-307569

Note: IC stands for installed capacity and TL stands for transmission line.

On February 22, 2008 we announced that the Board of Directors of our subsidiary Eletrobras Eletrosul resolved to purchase majority shares in Empresa de Transmissão de Energia de Santa Catarina S.A. – SC Energia and Empresa de Transmissão de Energia do Rio Grande do Sul S.A. RS Energia, each of which is a company that focuses on the transmission of electricity. The acquisitions were approved by ANEEL and, as a result of this acquisition, we have improved our transmission capacity in the southern region of Brazil.

D. Property, Plant and Equipment

Our principal properties consist of hydroelectric generation plants and transmission networks which are located all over Brazil. The book value of our total property, plant and equipment at December 31, 2009, December 31, 2008 and December 31, 2007 was R$74,435 million, R$78,585 million and R$75,448 million, respectively. The generation of energy from our generation plants is responsible for approximately 50.5% of energy generated in Brazil and the operation of our transmission network represents approximately 61% of the transmission capacity of Brazil. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

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

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. Our revenues principally derive from:

•

the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2009, 2008 and 2007 accounted for R$18.1 billion or 79.9%, R$22.8 billion or 78.6% and R$17.2 billion or 70.8% of our total net revenues, respectively;

•	the transmission of electricity, which in 2009, 2008 and 2007 accounted for R$4.2 billion or 16.6%, R$4.0 billion or 13.8%, and R$3.6 billion or 15.2% of our total net revenues, respectively; and

•

the distribution of electricity to end consumers, which in 2009, 2008 and 2007 accounted for R$1.8 billion or 11.0%, R$1.5 billion or 5.2% and R$2.9 billion or 11.9% of our total net revenues, respectively.

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

Principal Factors Affecting our Financial Performance

Brazilian Macroeconomic Conditions

We are affected by conditions in the Brazilian economy. The macroeconomic scenario in Brazil has been characterized by an elevated dynamism and a consistent trajectory of the inflation indices. The exchange rate, however, has been volatile. Except for the year of 2009, which was highly affected by the global financial crisis, the activity level of the Brazilian economy has improved in the past years. In 2007, the Brazilian GDP grew 5.4% according to the Instituto Brasileiro de Geografia e Estatística (IBGE). Such percentage was 1.7 points above the domestic GDP in previous year. In 2007, the inflation rate, as measured by IPCA, was 4.5%, which allowed for a reduction of the Selic rate to 11.25%.

The year of 2008 was characterized by the negative effects of the global financial crisis caused by the U.S. financial system. The main impact of such crisis on the Brazilian economy was the disappearance of the expectations for the economic activity in 2009 and 2010. The change in the expectations for the year of 2009 triggered the increase of capital costs of third parties, exchange devaluation, decrease of prices in the stock market, and reduction of the industrial production.

Nevertheless, the crisis did not affect significantly the growth rate of the economy, which was by 5.1% in 2008. Inflation, as measured by IPCA, was 5.9% for the year ended on December 31, 2008. Such percentage was within the target established by the Central Bank, which ranges between 2.5% and 6.5%. The reason why the inflation rate stayed within such range is because the Central Bank increased the base interest rate in 2008 from 11.25% to 13.75%.

In 2009, the Brazilian economy showed certain resistance to the effects of the crisis. Even so, the Brazilian economy ended the year in a level of economic growth close to zero, influenced by the weak performance of the industrial sector. Additionally, macroeconomic conditions and a stable economy allowed the Central Bank to focus again on the reduction of interest rates. The Selic rate reached its lowest level, equivalent to 8.7% since July 2009. Similarly, the real appreciated 34.2% against the U.S. dollar throughout the year of 2009. The international reserves, according to the Central Bank were above US$200.0 billion (being US$239.1 billion as of December 31, 2009), demonstrating a significant boost compared to 2008, according to the Central Bank.

In 2010, the macroeconomic indices improved and Central Bank’s Focus report, issued on May 28, 2010, projected a GDP growth of 6.47% for 2010.

Our only embedded derivative contracts relate to the contracts between Eletrobras Eletronorte and ALBRAS – Aluminio Brasileiro S.A. (an aluminum producer in the north of Brazil), or ALBRAS, for the supply of electricity to ALBRAS. However, in July 2007, our Board of Executive Officers approved the implementation of a foreign currency hedging policy to use derivative contracts to reduce exposure to foreign currency variations. Pursuant to this policy, the amount to be hedged per year is decided on a rolling basis, and there are no fixed amounts stipulated.

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the periods indicated:

	Year Ended December 31,
	2009		2008		2007
GDP growth rate		(0.2)%		5.1%		5.40%
Inflation (IGP-M)		(1.71%)		9.81%		7.75%
Inflation (IPCA)		4.31%		5.90%		4.46%
Appreciation (depreciation) of the real vs. the U.S. dollar		25.5%		(31.93)%		17.15%
Period-end exchange rate – U.S.$1.00	R$	1.741	R$	2.3370	R$	1.7713
Average exchange rate – U.S.$1.00	R$	1.997	R$	1.8374	R$	1.9483

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

While Itaipu produces a large amount of electricity (accounting for 35.45% of the electricity that we sold in 2009, compared to 37.08% in 2008 and 38.6% in 2007), the Itaipu treaty requires that sales of Itaipu electricity be made on a no-profit basis, with no net effect on our results of operations.

In order to effect the “no profit” requirement, profits from the sale of Itaipu electricity are credited in subsequent periods to residential and rural consumers of electricity through the Interconnected power system through their electricity bills (thus reducing our revenues from electricity sales) and losses are taken into account by ANEEL in calculating tariffs for electricity in subsequent periods (thus increasing our revenues from electricity sales). Profits to be subsequently credited to consumers are recorded on our balance sheet as current liabilities under “Reimbursement rights” and losses to be subsequently billed are recorded as current assets under “Reimbursement rights”.

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

Pursuant to Law No. 11,480/2007, we were able to apply an “adjustment factor” to any financial contracts entered into between us and Itaipu and any credit assignments entered into between us and the Brazilian Federal Treasury prior to December 31, 2007. The aim of this “adjustment factor” was to offset the impact of the rate of inflation in the United States on the U.S. dollar payments. Accordingly, this “adjustment factor” measures the rate of inflation by reference to the consumer price index (CPI) and another index which tracks changes in industry prices. This law was repealed and Decree No. 6,265 of November 22, 2007 came into force which determines that a rate equivalent to the previous “adjustment factor” is to be passed on to consumers on an annual basis. For our 2008 financial year, we started recording any gains or losses made with respect to the U.S. rate of inflation as part of our line item “Net Operating Revenue – Electricity Sales”.

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

However, because pursuant to the Itaipu treaty the operation of Itaipu is not permitted to have any net effect on our operating results, any loss or gain incurred as a result of any appreciation or depreciation of the U.S. dollar against the real, among other things, will subsequently be compensated for by the tariffs we charge to our residential and rural consumers. In our income statement, the effects of Itaipu on the line items described above are netted out and recorded in the line item “Deferred loss from Itaipu”. Until that compensation takes place, the accumulated results of profits or losses from Itaipu operations, net of compensation through tariff adjustments, is carried on our balance sheet as a current asset under “Reimbursement rights”.

Eletrobras Eletronorte

For many years our subsidiary Eletronorte was used as a vehicle for the development of Brazil’s northern region, functioning in some ways as a development agency. In particular, it has supplied electricity pursuant to supply contracts at prices which did not cover its costs. We began to re-negotiate these supply contracts, which are principally with companies in the aluminum smelting industry, in 2004 with the aim of revising the tariffs to cover Eletronorte’s operating costs and gradually pay off its debts. Eletronorte entered into a contract on May 11, 2004 to sell electricity to ALBRAS to provide electrical energy for ALBRAS’ industrial operations, priced on the basis of the international aluminum price. This contract came into effect from June 1, 2004. ALBRAS may terminate the contract with two years’ notice if they elect to discontinue production or start using their own resources for power generation. ALBRAS is not required to pay any amounts related to termination. The total term of this contract is 20 years and the contract includes an energy prepayment of R$1.2 billion. See Note 27 to our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, beginning on page F-1.

One of the main sources of income of Eletrobras Eletronorte comes from the Hydroelectric plant of Samuel, whose initial concession expired in September 2009. On July 18, 2006, Eletronorte requested to ANEEL the extension of such concession, which was extended on March 11, 2010 for another 20 years, subject to the execution of the new concession agreement.

For 2009 the net gains attributable to Eletronorte amounted to R$304 million, compared to losses of R$2,425 million in 2008 and losses of R$542 million in 2007. The significant increase in the Eletronorte’s losses in 2008 was largely due to impairments. We provisioned our impairments in the amount of R$770 million in compliance with FAS 144.

Regulated Distribution Tariffs

For 2009, 7.8% of our net revenues were derived from the distribution of electricity. The distribution companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated and adjusted by ANEEL only in accordance with the process set out in “Item 4.B Business Overview—The Brazilian Power Industry—Distribution Tariffs”.

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

Impairment

In accordance with SFAS No. 144 “Accounting for the impairment or Disposal of Long-Lived Assets” we analyze the recoverability of the book value of our assets annually, and as and when required. If we find evidence that an asset might not be recoverable, we estimate the chances of its recoverability. When the residual accounting value of the asset exceeds the recoverable value of such asset, we revaluate the asset downwards, with such resulting amount being known as an impairment. This impairment is then recognized as income for the period. If it is not possible to estimate the recoverable amount of an individual asset, we estimate the probability of recovery of the business unit to which such asset belongs. When using this technique, we discount the estimated future cash flows to present value based on a discounted rate before tax which reflects the market conditions, current money value and specific risks related to such asset group. The recoverable value of an asset is reviewed periodically.

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

Employee Benefits

We sponsor a defined benefit pension plan that covers almost all of our employees. The actuarial liabilities related to this plan are accounted for in accordance with ASC 715, “Compensation-Retirement Benefits” and are valued by an independent actuary. In addition, we and some of our subsidiaries have also established post-retirement health care plans and subsidize whole-life insurance premiums for “Post-retirement Benefits other than Pensions”. Estimates of the evolution of medical attendance costs, and biometrical and economical hypotheses, as well as historical information on incurred expenses and employees’ contributions are also taken into consideration.

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

Derivatives

In accordance with ASC 815, “Derivative and Hedging”, we accounted for derivatives at fair value based on market standard valuation techniques of mark-to-market. We calculate the close-out value of each derivative at maturity based on: (i) the current spot rate; (ii) the domestic interest rate for Brazilian reais quoted for future inter-bank deposits; and (iii) the domestic interest rate for U.S. dollars, the coupon rate. We then compare the result of this calculation with the price negotiated for each derivative, enabling us to estimate a future gain or loss, which we discount to present value by using the fixed interest rate for Brazilian reais quoted for future inter-bank deposits. Any gains or losses are recorded as financial income or expenses, respectively, for the period.

Recovery Costs for Environmental Damage

We incur certain costs to reduce the impact that our operational activities have on the environment. These costs includes those for decommissioning, which involves a series of measures to safely discontinue the operations of our nuclear facilities (Angra I and Angra II) with the objective of reducing residual radioactivity levels. We apply ASC 410, “Asset Retirement and Environmental Obligations”, in accounting for these costs. ASC 410 requires entities to record the fair value of a legal obligation for an asset retirement obligation in the period in which it is incurred. When a new legal obligation is incurred, the entity is required to capitalize the costs of the obligation by increasing the carrying amount of the related long-lived asset. The obligation is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. For example, in the case of nuclear decommissioning, ASC 410 requires us to record the full fair value of the decommissioning obligation and a corresponding asset, which will then be depreciated over the remaining expected service lives of each plant’s generating units. Our management must exercise considerable judgment in exercising this policy and the following factors are relevant in such decision-making: (i) our estimates must cover costs that are incurred over a long period of time and so our management must consider inherent uncertainties such as changes in laws and the level of nature of our operations; and (ii) ASC 410 requires that we assume the probabilities of projected cash flows and long-term positions in relation to inflation and then determine the credit adjusted to interest rate without risk and premiums on market risks not applicable to operations. In addition, possible changes in estimates may give rise to a significant impact on net income because these costs are discounted to present value over a long period of time.

Taxes on Income

We account for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 provides that we recognize the effects of deferred tax losses and temporary differences in our consolidated financial statements. We recognize a valuation allowance when we believe there is a higher probability that we will not fully recover tax credits in future. This requires us to carry out estimates on our current tax exposure and assess the temporary differences resulting from the different treatment given to certain items for tax and accounting purposes. These differences give rise to deferred asset and liability taxes, which are presented in our consolidated balance sheet. Accordingly, we assess the probability that our deferred tax credits will be recovered from future taxable income. In the event that we believe that such recovery will not be probable, we recognize a valuation allowance and also recognize a tax expense in our income statement. Any reduction of the valuation allowance leads to recognition of a tax benefit in our income statement. Determination of our provision for income tax or deferred asset and liability income taxes requires significant estimates and judgments by our management. For each future tax credit, we assess the probability that the related tax asset will not be recovered in whole or in part.

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

Additionally, we are subject to two federal taxes imposed on the gross revenues of corporate entities: the Program of Social Integration (Programa de Integração Social) – PIS/PASEP and Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social) – COFINS.

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

Fuel for Electric Energy Production

The cost of fuel is a significant component of our operating expenses, however, a large proportion of these costs (on average, over the periods under discussion, approximately 90% of fuel costs) is subsequently reimbursed from the CCC Account.

Use of Basic Transmission Network

These costs represent charges for transmission of energy over the power lines of third parties.

Depreciation and Amortization

This represents depreciation and amortization for our property, plant and equipment. We record property, plant and equipment at construction or acquisition cost, as applicable, less accumulated depreciation calculated based on the straight-line method, at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs that extend the useful lives of the related assets are capitalized, while other routine costs are charged to our result of operations. Interest relating to debt obtained from third parties incurred during the construction period is capitalized. The amounts for the years ended December 31, 2008 and 2007 were restated due to changes in the treatment of certain leases. The effects of those changes are fully described in Note (3) to our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, beginning on page F-1.

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

Taxes

This reflects our obligation to pay ICMS (VAT), PIS/PASEP and COFINS taxes and regulatory charges on revenues.

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

Interest and Fines

This reflects expenses we incur as a result of interest payments in respect of the financing of Eletrobras and its controlled companies with third parties as well as potential penalties for late payments.

Donations and Contributions

This reflects expenses relating to investments in new information technology and research and development, as well as investments in cultural programs and sponsorships.

Other Operating Costs

Our other operating costs comprise a number of miscellaneous costs that we incur as part of our day-to-day operations. The most significant components are: (i) costs of leasing goods such as generation units for the Isolated System; (ii) telecommunication costs representing primarily costs incurred for telephone and internet services; (iii) and insurance costs, including insurance for our facilities and property; (iv) taxes payable to ANEEL; and (v) costs of disposal of assets, primarily transformers. The amounts for the years ended December 31, 2008 and

2007 were restated due to changes in the treatment of certain leases. The effects of those changes are fully described in Note 3 to our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, beginning on page F-1.

Financial Income (Expenses), Net

Financial Income

This reflects interest income and commissions we receive from loans we made in accordance with the provisions of Brazilian law that permitted us to act as lender to certain public utility companies (see “Item 4.B, Business Overview—Lending and Financing Activities”). The amounts for the years ended December 31, 2008 and 2007 were restated due to changes in the treatment of certain leases. The effects of those changes are fully described in Note 3 to our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, beginning on page F-1.

Financial Expenses

This principally reflects payments of dividends to our shareholders, financial income, financial expenses, foreign exchange and monetary gain (loss) and fair value of derivatives. The amounts for the years ended December 31, 2008 and 2007 were restated due to changes in the treatment of certain leases. The effects of those changes are fully described in Note 3 to our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, beginning on page F-1.

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

A. Operating Results

The following table shows our revenues and operating expenses as a percentage of net operating revenues:

	Year Ended December 31,
	2009	2008	2007
		(Restated)(1)	(Restated)(1)
Revenues
Electricity sales:
Distribution	10.4%	5.2%	11.9%
Generation	81.7%	78.6%	70.8%
Transmission	17.0%	13.8%	15.2%
Other operating revenues	6.4%	3.4%	3.1%
Taxes on revenues	(10.3)%	(8.41)%	(8.3)%
Regulatory charges on revenues	(5.2)%	(4.1)%	(5.3)%

Net operating revenues	100.0%	100.0%	100.0%
Expenses
Operating expenses	(85.7)%	(77.3)%	(79.4)%
Financial expenses, net	(24.4)%	16.6%	(13.6)%
Income before income taxes and minority interests	(10.1)%	39.3%	6.6%
Income taxes	3.9%	(11.7)%	(3.7)%
Minority interests	(0.4)%	0.0%	0.1%

Net income	(6.6)%	27.6%	3.0%

(1)	Restatement relates to changes in treatment of certain investments in affiliates, leasing agreements, capitalized interests in fixed assets and other operating revenues from non-consolidated affiliated entities. See Note 3 to our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, beginning on page F-1.

Consolidated Results

This section is an overview of our consolidated results of operations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2009 decreased R$3,559 million, or 12.2%, to R$24,832 million compared to R$28,968 million in 2008. This decrease was due to a decrease of R$4,691 million, or 18.8%, in revenues from our generation segment due to the “adjustment factor” as further described in “—Principal Factors Affecting our Financial Performance—Itaipu” and the fact that the spot rate for electricity was unusually high in 2008, returning to lower levels in 2009, partially offset by:

•	an increase of R$447 million in revenues not specifically attributed to our distribution, generation or transmission segments and, accordingly, recorded as part of our “corporate” segment;

•

an increase of R$269 million, or 10.6%, in revenues from our distribution segment, primarily due to a change in the tariff mix of electricity sold, which was partially offset by the fact that Eletrobras Amazonas Energia reversed provisions following a favorable decision by the courts in respect of a dispute with ANEEL over sales taxes; and

•	an increase of R$108 million, or 2.6%, in revenues from our transmission segment, primarily due to an adjustment which increased the fixed transmission tariff set by the Brazilian Government in 2009.

Net operating revenues for 2008 increased R$4,698 million, or 19.4%, to R$28,968 million compared to R$24,270 million in 2007. This increase was due to:

•

an increase of R$5,596 million, or 32.5%, in revenues from our generation segment resulting from an increase in the average price of electricity, and a slight increase in volume of electricity generated;

•	an increase of R$333 million, or 9.2%, in revenues from our transmission segment, primarily due to an increase in the Brazilian Government-set fee for transmission; and

•	an increase of R$125 million, or 22.5% in revenues not specifically attributed to our distribution, generation or transmission segments and, accordingly, recorded as part of our “corporate” segment.

partially offset by a decrease of R$1,356 million, or 47.0%, in revenues from our distribution segment, primarily due to a decrease in the revenues from electricity sales.

Operating Costs and Expenses

Operating costs and expenses for 2009 decreased R$1,091 million, or 4.9%, to R$21,288 million in 2009 from R$22,379 million in 2008. As a percentage of net operating revenues, operating costs and expenses increased to 87.3% in 2009, compared to 77.3% in 2008. The primary drivers of the decrease in operating costs and expenses were:

•

a R$2,689 million, or 47.3%, decrease in electricity purchased for resale to R$2,996 million in 2009 from R$5,685 million in 2008, affecting our generation segment, due to the “adjustment factor” as further described in “—Principal Factors Affecting our Financial Performance—Itaipu” (which offset the impact of the rate of inflation on U.S. dollar - denominated payments) and the fact that the spot rate for electricity was unusually high in 2008, returning to more common levels in 2009;

•

a R$11 million, or 2.7%, decrease in the deferred loss from Itaipu to an expense of R$395 million in 2009 from an expense of R$406 million in 2008, principally due to the fact that tariff adjustments reflected deferred loss from Itaipu for earlier periods.

•

a R$332 million, or 8.7%, decrease in depreciation and amortization costs to R$3,477 million in 2009 from R$3,809 million in 2008, particularly due to the replacement of a number of assets in service in 2009, which had an impact on the rate applied to our expenses in relation to depreciation;

•

a R$417 million, or 36.0%, decrease in fuel for electric power production costs to R$742 million in 2009 from R$1,159 million in 2008, as a result of ONS requiring less electricity from our thermal plants, thereby resulting in decreased fuel costs in our generation segment; and

•

a 100.0% decrease in impairments to R$0.0 million in 2009 from R$770 million in 2008, as no impairments were recorded in 2009, whilst impairments relating to our Samuel hydroelectric plant and part of our Candiota thermal plant were in 2008.

partially offset by:

•

a R$2,018 million, or 260.9%, increase in operating provisions to R$2,793 million in 2009 from R$774 million in 2008, largely due to a provision of R$576 million being made at holding company level to account for the reversal of the provision by Amazonas Energia mentioned above as the court ruling in favor of Amazonas Energia is subject to appeal and a provision made at the holding company level to account for probable losses incurred by the distribution companies;

•

a R$539 million, or 78.5%, increase in other operating costs and expenses, to R$1,225 million in 2009 from R$687 million in 2008, principally due to the fact that Amazonas Energia was able to claim a significant amount of ICMS credits in 2008, which it was not able to do in 2009;

•

a R$1,505 million, or 24.9%, increase in payroll and related charges to R$7,553 million in 2009, from R$6,048 million in 2008, particularly affecting our generation and transmission segments, due to an increase in incentive payments to certain employees as an inducement for early retirement, together with an increase in the number of employees;

•

a R$169 million, or 15.4%, increase in expenses related to the use of the basic transmission network to R$1,270 million in 2009 from R$1,101 million in 2008 due to an increased use of third party transmission lines and an increase in costs associated with the use of third party transmission lines; and

•

a R$84 million, or 4.9%, increase in remuneration and reimbursements to R$1,806 million in 2009 from R$1,722 million in 2008, particularly affecting our generation segment as more energy was generated in certain hydroelectric plants, which are located in parts of Brazil where a royalty payment (Compensação Financeira de Recursos Hídricos) is due to the relevant municipalities.

Operating costs and expenses for 2008 increased R$3,057 million, or 15.8%, to R$22,379 million in 2008 from R$19,322 million in 2007. As a percentage of net operating revenues, operating costs and expenses decreased to 77.3% in 2008, compared to 79.6% in 2007. The primary drivers of this increase were:

•	a R$2,409 million, or 73.5%, increase in electricity purchased for resale, particularly affecting our generation segment, due to the fact that the spot rate for electricity was unusually high in 2008;

•

a R$638 million, or 11.8%, increase in payroll and related charges, particularly affecting our generation and transmission segments, due to an increase in the number of employees, an increase in incentive payments to certain employees as an inducement for early retirement, as well as an increase in average salaries;

•

a R$149 million, or 15.7%, increase in costs for the use of basic transmission network due to an increased use of third party transmission lines and an increase in costs associated with the use of third party transmission lines;

•

a R$338 million, or 41.2%, increase in fuel for electric power production costs as a result of ONS requiring more electricity from our thermal plants, thereby resulting in increased fuel costs in our generation segment; and

•	a R$742 million, or 24.2%, increase in depreciation and amortization costs, particularly due to an increased number of assets in service in 2008.

partially offset by a R$1,104 million, or 61.6, decrease in other operating costs and expenses, to R$687 million in 2008 from R$1,791 million in 2007, principally due to the fact that Amazonas Energia was able to claim a significant amount of ICMS credits in 2008.

Financial Income (Expenses), Net

Financial income (expenses), net was an expense of R$6,056 million in 2009 compared to income of R$4,797 million in 2008. This was mainly due to the U.S. dollar/real exchange rate variation relating to Itaipu, which was positive in 2008 and negative in 2009.

Financial income (expenses), net was an income in 2008 of R$4,797 million compared to an expense of R$3,344 million in 2007. This was mainly due to the U.S. dollar/real exchange rate variation relating to Itaipu, which was negative in 2007 and positive in 2008.

Income Taxes and Social Contribution

We recorded a credit of R$974 million for 2009 and an expense of R$3,384 million for 2008 in income taxes and social contribution. This change was largely due to the fact that variations in the U.S. dollar/real exchange rate affected our financial results significantly, which led to a decrease in our pre-tax profit, and therefore our 2009 income tax and social contribution expense, which did not offset our deferred tax credits.

Income taxes and social contribution increased R$2,488 million, or 277.7%, to R$3,384 million in 2008 from R$896 million in 2007. This change was largely due to the fact that variations in the U.S. dollar/real exchange rate increased our pre-tax profit in 2008.

Non-Controlling Interest

Non-controlling interest increased R$82 million, or 639.7%, to an expense of R$95 million in 2009 from an expense of R$13 million in 2008, due to adjustments in interests relating to our subsidiaries and affiliates.

Non-controlling interest was an expense of R$13 million in 2008 and revenue of R$16 million in 2007, due to adjustments in interests relating to our subsidiaries and affiliates.

Net Income

As a result of the factors discussed above, we recorded a net loss in 2009 of R$1,633 million and income of R$7,989 million in 2008.

As a result of the factors discussed above, our net income for 2008 increased R$7,266 million or 1,005.0% to R$7,989 million in 2008 from R$723 million in 2007.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment remained stable with a slight increase of R$20 million, or 1.3%, to R$1,549 million in 2009 from R$1,530 million in 2008 due to the factors set forth below.

Net operating revenues for the distribution segment decreased R$1,356 million, or 47.0%, to R$1,530 million in 2008 from R$2,886 million in 2007 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$269 million, or 10.6%, to R$2,793 million in 2009 from R$2,525 million in 2008. This increase was due to an increase in the total volume of electricity sold to 11,425,631 MWh in 2009 from 10,909,107 MWh in 2008 and an increase in the average price of electricity sold due to an increased tariff rate.

Electricity sales decreased R$1,221 million, or 32.6%, to R$2,525 million in 2008 from R$3,746 million in 2007. This decrease was due to a decrease in the average price of electricity sold due to a decreased tariff rate, despite a 2.2% increase in the volume of electricity sold to 10,909,107 MWh in 2008 from 10,676,983 MWh in 2007.

Other Operating Revenues

Other operating revenues increased R$3.2 million, or 48.6%, to R$10.4 million in 2009 from R$7 million in 2008.

Other operating revenues increased R$2 million, or 40.0%, to R$7 million in 2008 from R$5 million in 2007.

Taxes on Revenues

Taxes on revenues increased R$34 million, or 4.2%, to R$856 million in 2009 from R$821 million in 2008. This increase was because we had less tax-exempt consumers during the period and due to a fluctuation on taxes relating to the volume of consumption of low-voltage customers.

Taxes on revenues increased R$147 million, or 21.8%, to R$821 million in 2008 from R$674 million in 2007. This increase, despite a decrease in revenues, was because we had fewer tax-exempt consumers during the period and due to a fluctuation on taxes relating to the volume of consumption of low-voltage customers, as well as an increase in the rate of PIS/PASEP and COFINS taxes in 2008.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$15 million, or 8.5%, to R$196 million in 2009 from R$181 million in 2008. This was largely due to the overall increase in revenues for the distribution segment.

Regulatory charges on revenues decreased R$10 million, or 5.2%, to R$181 million in 2008 from R$191 million in 2007. This was due to the overall decrease in revenues for the distribution segment.

Operating Costs and Expenses

Operating costs and expenses for distribution increased R$523 million, or 30.1%, to R$2,263 million in 2009 from R$1,739 million in 2008. The primary components of this increase were:

•

a R$198 million, or 210.6%, increase in operating provisions to R$292 million in 2009 from R$94 million in 2008. This increase was largely due to a provision made at the holding company level to account for probable losses projected to be incurred by the distribution companies;

•

a R$44 million, or 15.4%, increase in the use of basic transmission network to R$327 million in 2009 from R$283 million in 2008. This was due to an increased use of transmission lines and an increase in costs associated with the use of third party transmission lines; and

•

a R$14 million, or 18.4%, increase in payroll and related charges to R$90 million in 2009 from R$76 million in 2008. This was due to an increase in incentive payments to certain employees as an inducement for early retirement, together with an increase in salaries.

Operating costs and expenses for distribution increased R$76 million, or 4.6%, to R$1,739 million in 2008 from R$1,664 million in 2007. The primary component of this increase was that our expenses related to electricity purchased for resale increased R$115 million, or 11.0%, to R$1,157 million in 2008 from R$1,042 million in 2007 was principally due to the U.S. dollar/real exchange rate variation relating to Itaipu, which was negative in 2007 and positive in 2008. This was partially offset by a decrease of R$97 million, or 61.8%, in other operating costs and expenses, to R$60 million in 2008 from R$157 million in 2007, principally due to the fact that Amazonas Energia was able to claim a significant amount of ICMS credits in 2008, which it was not able to do in 2007.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment decreased R$4,767 million, or 20.9%, to R$18,033 million in 2009 from R$22,799 million in 2008 due to the factors set forth below.

Net operating revenues for the generation segment increased R$5,596 million, or 32.5%, to R$22,799 million in 2008 from R$17,203 million in 2007 due to the factors set forth below.

Electricity Sales

Electricity sales decreased R$4,691 million in 2009, or 18.8%, to R$20,299 million in 2009 from R$24,990 million in 2008. This decrease was largely due to the “adjustment factor” as further described in “—Principal Factors Affecting our Financial Performance—Itaipu” (which offset the impact of the rate of inflation of U.S. dollar – denominated payments) and the fact that the spot rate for electricity was unusually high in 2008, returning to lower levels in 2009 despite of an increase of 0.8% in the volume of electricity sold to 257,339,321 MWh in 2009 from 255,359,031 MWh in 2008.

Electricity sales increased R$5,810 million in 2008, or 30.3%, to R$24,990 million in 2008 from R$19,180 million in 2007. This increase was due to an increase of 8.8% in the volume of electricity sold to 255,359,031 MWh in 2008 from 234,651,742 MWh in 2007 and the fact that the spot rate for electricity was unusually high in 2008.

Other Operating Revenues

Other operating revenues for generation increased R$51 million, or 44.3%, to R$166 million in 2009 from R$115 million in 2008. This increase was largely due to the fact that a larger proportion of other companies in the northeastern region of Brazil hired Eletrobras Eletronorte to service and maintain their electricity assets.

Other operating revenues for generation increased R$39 million, or 51.3%, to R$115 million in 2008 from R$76 million in 2007. This increase was primarily due to the fact that a larger proportion of other companies in the northeastern region of Brazil hired Eletrobras Eletronorte to service and maintain their electricity assets.

Taxes on Revenues

Taxes on revenues increased R$68 million, or 4.2%, to R$1,696 million in 2009 from R$1,628 million in 2008, primarily due to an increase in other operating revenues.

Taxes on revenues increased R$292 million, or 21.9%, to R$1,628 million in 2008 from R$1,336 million in 2007, primarily due to an increase in revenues from electricity sales and other operating revenues, as well as an increase in the rate of PIS/PASEP and COFINS taxes in 2008.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$58 million, or 8.5%, to R$735 million in 2009 from R$677 million in 2008. This increase is mainly due to the fact that our contributions to the CCC Account increased.

Regulatory charges on revenues decreased R$39 million, or 5.4%, to R$677 million in 2008 from R$716 million in 2007. This decrease is mainly due to the fact that we received less reimbursements from the CCC Account.

Operating Costs and Expenses

Operating costs and expenses for generation decreased R$2,487 million, or 15.4%, to R$13,697 million in 2009 from R$16,184 million in 2008. The primary components of this decrease were:

•

a R$195 million, or 8.7%, decrease in depreciation and amortization to R$2,041 million in 2009 from R$2,236 million in 2008, particularly due to the replacement of a number of assets in service in 2009, which had an impact on the rate applied to our expenses in relation to depreciation;

•	a R$416 million, or 36.0%, decrease in costs of fuel for electric power production to R$742 million in 2009 from R$1,159 million in 2008, due to the decreased use of our thermal plants; and

•

a decrease in expenses related to impairments as we recorded less impairment expenses in 2009 amounting only to R$266 million while recording impairment expenses of R$738 million in 2008 relating to our Samuel hydroelectric plant and part of our Candiota thermal plant were in 2008.

partially offset by:

•

a R$657 million, or 17.7%, increase in payroll and related charges to R$4,379 million in 2009 from R$3,722 million in 2008. This was due to an increase in incentive payments to certain employees as an inducement for early retirement, together with an increase in salaries;

•

a R$131 million, or 29.5%, increase in other operating costs to R$575 million in 2009 from R$444 million in 2008. This increase was due to our receipt of a fiscal credit based on the operation of the isolated system in 2008;

•

a R$126 million, or 15.4%, increase in the costs of use of basic transmission network to R$943 million in 2009 from R$818 million in 2008. This was due to an increased use of third party transmission lines and an increase in costs associated with the use of third party transmission lines; and

•

a R$84 million, or 4.9%, increase in remuneration and reimbursements to R$1,806 million in 2009 from R$1,722 million in 2008. This increase was due to the fact that certain of our hydroelectric plants generated more energy, including those located in parts of Brazil where a royalty payment (Compensação Financeira de Recourses Hidrícos) is due to the relevant municipalities.

Operating costs and expenses for generation increased R$2,700 million, or 20.0%, to R$16,184 million in 2008 from R$13,484 million in 2007. The primary components of this increase were:

•

payroll and related charges increased R$393 million, or 11.8%, to R$3,722 million in 2008 from R$3,329 million in 2007. This was due to an increase in incentive payments to certain employees as an inducement for early retirement, together with an increase in salaries and number of employees;

•

a R$111 million, or 15.7%, increase in the costs of use of basic transmission network to R$818 million in 2008 from R$707 million in 2007. This was due to an increased use of third party transmission lines and an increase in costs associated with the use of third party transmission lines;

•

a R$26 million decrease in the deferred loss from Itaipu to R$406 million in 2008 from R$432 million in 2007, principally due to the U.S. dollar/real exchange rate variation relating to Itaipu, which was negative in 2007 and positive in 2008;

•	a R$338 million, or 41.2%, increase in costs of fuel for electric power production to R$1,159 million in 2008 from R$821 million in 2007, due to an increased use of our thermal plants; and

•	a R$435 million, or 24.2%, increase in depreciation and amortization to an expense of R$2,236 million in 2008 from R$1,801 million in 2007, as a result of an increase of assets in service in 2008.

partially offset by:

•	operating provisions decreased R$12 million, or 2.8%, to R$411 million in 2008 from R$423 million in 2007. The 2008 amount was consistent with the 2007 amount;

•

other operating costs and expenses decreased R$716 million, or 61.7%, to R$444 million in 2008 from R$1,160 million in 2007. This decrease was due to the fact that Eletrobras Amazonas Energia was able to claim a significant amount of ICMS credits in 2008; and

•

electricity purchased for resale increased R$2,294 million, or 102.7%, to R$4,528 million in 2008 from R$2,234 million in 2007. This was principally due to the spot rate for electricity was unusually high in 2008.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased R$163 million, or 4.1%, to R$4,119 million in 2009 from R$3,956 million in 2008 due to the factors set forth below.

Net operating revenues for the transmission segment increased R$333 million, or 9.2%, to R$3,956 million in 2008 from R$3,623 million in 2007 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$108 million, or 2.6%, to R$4,209 million in 2009 from R$4,101 million in 2008 as a result of an inflation adjustment to the fixed transmission tariff set by the Brazilian Government.

Electricity sales increased R$249 million, or 6.5%, to R$4,101 million in 2008 from R$3,852 million in 2007 as a result of an inflation adjustment to the fixed transmission tariff set by the Brazilian Government and the operation of new transmission lines in 2008.

Other Operating Revenues

Other operating revenues increased R$83 million, or 44.1%, to R$271 million in 2009 from R$189 million in 2008. This increase was primarily driven by the fact that a larger proportion of other companies in the northeastern region of Brazil hired Eletrobras Eletronorte to service and maintain their electricity assets.

Other operating revenues increased R$65 million, or 52.4%, to R$189 million in 2008 from R$124 million in 2007. This increase was primarily driven by the fact that a larger proportion of other companies in the northeastern region of Brazil hired Eletronorte to service and maintain their electricity assets.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$28 million, or 8.5%, to R$362 million in 2009 from R$334 million in 2008 due to the increase in revenues for the year.

Regulatory charges on revenues decreased R$19 million, or 5.4%, to R$334 million in 2008 from R$353 million in 2007. Despite an increase in revenues, regulatory charges on revenues decreased, as these charges are not calculated on our total revenues but are instead calculated with reference to certain line items, such as research and development, which decreased in 2008.

Operating Costs and Expenses

Operating costs and expenses for transmission increased by R$374 million, or 10.7%, to R$3,881 million in 2009 from R$3,507 million in 2008. The primary component of the change was:

•

a R$310 million, or 17.6%, increase in payroll and related charges to R$2,068 million in 2009 from R$1,758 million in 2008, principally as a result of an increase in incentive payments to certain employees as an inducement for early retirement, together with an increase in salaries;

•	a R$188 million, or 211.2%, increase in operating provisions to R$277 million in 2009 from R$89 million in 2008 due to an increase in contingencies; and

partially offset by:

•

a R$130 million, or 8.7%, decrease in depreciation and amortization costs to R$1,363 million in 2009 from R$1,493 million in 2008, particularly due to the replacement of a number of assets in service in 2009, which had an impact on the rate applied to our expenses in relation to depreciation.

Operating costs and expenses for transmission increased R$292 million, or 9.1%, to R$3,507 million in 2008 from R$3,215 million in 2007. The primary component of the change was:

•

an increase in depreciation and amortization costs of R$290 million, or 24.1%, to R$1,493 million in 2008 from R$1,203 million in 2007, primarily as a result of foreign currency variations relating to Itaipu; and

•

an increase in payroll and related charges of R$186 million, or 11.8%, to R$1,758 million in 2008 from R$1,572 million in 2007, principally as a result of an increase in incentive payments to certain employees as an inducement for early retirement, together with an increase in salaries and number of employees.

B. Liquidity and Capital Resources

Our principal sources of liquidity derive from the cash generated by our operations and from loans received from various sources, including the RGR Fund (established to compensate electricity concessionaires for uncompensated expenses when the concessions ended and described more fully in “—Principal Factors Affecting our Financial Performance—Our Role in Administering Brazilian Government Programs”), loans from third parties, including certain international agencies, and realizations of various investments we have made with Banco do Brasil S.A., with whom we are required by law to deposit any surplus cash assets. In addition, on July 23, 2009 we issued US$1 billion 6.875% notes due in 2019.

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

From time to time, we consider potential new investment opportunities and we may finance such investments with cash generated by our operations, loans, the international capital markets, capital increases or other sources of funding that may be available at the relevant time. At present we have the ability to fund up to R$ 3 billion of capital expenditure out of existing resources without recourse to the capital markets. Those funds represent a portion of the revenues we have generated from our sales of electricity and the interest we have received from our lending activities.

Cash Flows

The following table summarizes our net cash flows for the periods presented:

	Year Ended December 31,
	2009	2008	2007
		(Restated)	(Restated)
	(in R$ thousands)
Net Cash Flows:
Provided by operating activities	6,060,973	10,054,604	7,281,679
Provided by (used in) investing activities	(5,315,309)	699,169	(2,798,079)
Provided by (used in) financing activities	1,843,991	(8,548,232)	(6,312,657)

Total	2,589,655	(2,205,541)	(1,829,057)

Cash Flow from Operating Activities

Our cash flows from operating activities primarily result from:

•	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices; and

•	deferred regulatory assets, primarily representing the cash effect of the accumulated results of profits or losses from Itaipu operations, net of compensation through tariff adjustments.

Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

Cash Flows from Investing Activities

Our cash flows from investing activities primarily reflect:

•	restricted investments, being the surplus cash we are required to either deposit with Banco do Brasil S.A. (or in certain other investments issued by the Brazilian Government);

•	investment acquisitions, being partnerships we enter into with third parties in the private sector in relation to the operation of new plants; and

•	acquisitions of fixed assets, being primarily investments in equipment necessary for operational activities.

In 2009, our cash flows from investing activities decreased R$6,014 million from income of R$699 million in 2008 to an expense of R$5,315 million in 2009, as variations in the U.S. dollar/real exchange rate relating to Itaipu strongly affected our valuation of property, plant and equipment, which had an effect on our cash flows as any revaluation of property, plant and equipment has to be reflected in our cash flows.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily reflect interest income we receive from short-term and long-term loans made to non-affiliated companies that operate in the Brazilian electricity sector.

In 2009, our cash flows used in financing activities increased R$10,392 million, from an expense of R$8,548 million in 2008 to income of R$1,844 million in 2009, as we paid less to the RGR Fund in 2009. For further information on the RGR Fund, see “Item 4.B, Business Overview—Lending and Financing Activities—Sources of Funds”.

Relationship between Appropriated Retained Earnings and Cash Flows

At December 31, 2009, our balance sheet reflected retained reserves of R$19.5 billion, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration (see “Item 8.A, Consolidated Financial Statements and Other Information—Policy on dividend distribution”).

Capital Expenditure

In the last five years, we have invested an average of R$3,716.9 billion per year in capital projects. Approximately 45% was invested in our generation segment, 39% in our transmission segment and the balance in our distribution segment and other investments.

Our core business is the generation, transmission and distribution of energy and we intend to invest heavily in these segments in the next years.

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

C. Research and Development, Patents and Licenses

Research and Development

Our research and planning activities are carried out by Cepel, a non-profit entity created in 1974 with the objective of supporting the technological development of the Brazilian electricity sector. We are the primary sponsor of Cepel and participate in coordinating environmental planning and energy conservation programs. Cepel’s clients are our operating subsidiaries (including Itaipu and Eletrobras Eletronuclear) and other Brazilian and foreign electric utilities. Cepel’s activities aim to achieve high quality standards and productivity in the electricity sector through technological research and development. Cepel has a network of laboratories to undertake its activities, and maintains technical co-operation agreements with several international electric energy research and development institutions. Cepel prioritizes strategic and structuring projects, with its activities concentrated in five departments:

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

Patents and Licenses

Among others, we have registered “Eletrobras” as a trademark with the Instituto Nacional de Propriedade Industrial – INPI. Further, Cepel has nineteen patents registered with the INPI relating to equipment and manufacturing processes.

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

•

revenues from third parties for maintenance of facilities: although the core of our business will remain the generation and transmission segments, we have successfully increased our revenues in recent periods by using our expertise to provide maintenance services for other companies in our industry. Our subsidiary Eletrobras Eletronorte has been the key conduit for this. We expect this trend to continue, thereby improving our financial position; and

•

an increasing focus on environmental, health and safety concerns: there is a trend in Brazil and globally towards increasing concerns for the protection of the environment. This impacts us in various ways, including dealing with social and political issues that may arise when we seek to construct new facilities (particularly in remote areas of Brazil) and reduced carbon emission targets from facilities that rely on fossil fuel. One of the key challenges for us will be to balance these environmental concerns against the growth of our business, as these concerns naturally can increase cost pressures. There is also an increasing trend in Brazil towards more stringent health and safety requirements with respect to operating permits for our facilities, which similarly imposes cost pressure challenges on our business.

E. Off-Balance Sheet Arrangements

None of our off-balance sheet arrangements are of the type with respect to which we are required to provide disclosure pursuant to item 5.E of Form 20-F.

F. Contractual Obligations

We set out below, on a segment basis, our long-term debt, long-term purchase obligations and long-term sale obligations for the periods presented:

	Payments due by period at December 31, 2009
	(in R$ thousands)
	2011	2012	2013	2014	2015 and after
Long-term debt obligations:
Generation	1,028,510	1,334,297	1,209,623	1,175,034	11,338,285
Transmission	587,720	762,455	691,213	671,448	6,479,020
Distribution	16,326	21,179	19,200	18,651	179.973

Total	1,632,556	2,117,931	1,920,037	1,865,134	17,997,277

	Payments due by period at December 31, 2009
	(in R$ millions)
	2010	2011	2012	2013	2014 and after
Long-term purchase obligations:
Generation	413.3	417.0	425.9	425.2	256.1
Transmission	—	—	—	—	—
Distribution	1,974.4	2,178.9	2,432.7	2,490.6	12,646.9

Total	2,387.7	2,595.9	2,858.6	2,915.8	12,903

Our leasing obligations are set as follows, as of December 31, 2009:

Leasing obligations:	As of December 31, 2009
(in R$ millions)
No later than one year	122.0
Later than one year	1,549.4

Total	1,671.4

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors and Senior Management

We are managed by our Conselho de Administração (or Board of Directors), composed of up to ten members, and by our Diretoria (or Board of Executive Officers), which currently consists of six members. Our by-laws also provide for a permanent Conselho Fiscal (or Fiscal Council), which is made up of six members. Pursuant to our by-laws, all members of our Board of Directors, Board of Executive Officers and Fiscal Council must be Brazilian citizens.

Board of Directors

The members of our Board of Directors are elected at the general shareholders meeting for a renewable term of three years. However, on April 28, 2005, our shareholders approved an amendment to our by-laws pursuant to which the term of office of each member of our Board of Directors will decrease from three years to one year. In accordance with Law No. 3,890 – A of April 25, 1961, this amendment is subject to approval in the form of a Presidential decree, which is pending at the date of this annual report. Pursuant to Brazilian corporate law, the members of our Board of Directors must be shareholders of the company. As our majority shareholder, the Brazilian Government has the right to appoint eight members of our Board of Directors, of which seven are appointed by the MME and one by the Ministério do Estado do Planejamento, Orçamento e Gestão (the Planning, Budget and Management Ministry). The minority shareholders have the right to elect one member, and the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member. Currently, our Board of Directors is composed of nine members. One of the members of the Board of Directors is appointed as Chairman.

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

Name	Position
Márcio Pereira Zimmermann	Chairman
Maurício Muniz Barreto de Carvalho	Director
Virginia Parente de Barros	Director
Lindemberg de Lima Bezerra	Director
Wagner Bittencourt de Oliveira	Director
José Antonio Corrêa Coimbra	Director
Arlindo Magno de Oliveira	Director
José da Costa Carvalho Neto	Director

Márcio Pereira Zimmermann – Chairman and Board Member: Mr. Zimmermann has a degree in electrical engineering from the Universidade Católica of the State of Rio Grande do Sul and a masters degree in Electrical Engineering from the Pontifícia Universidade Católica of Rio de Janeiro. Mr. Zimmermann was Engineering Director of Eletrobras and Research and Development Director of Cepel. Mr. Zimmermann is currently Executive Secretary of the Ministry of Mines and Energy, having previously been the Secretary of Energy Planning and Development of the Ministry of Mines and Energy.

Maurício Muniz Barreto de Carvalho – Board Member: Mr. Carvalho holds a Masters degree in Public Administration and Urban Planning and a Bachelors degree in Public Administration from Fundação Getúlio Vargas (FGV). Mr. Carvalho served as Principal of the Escola Nacional de Administração Pública (ENAP), in the areas of Administration and Finance and Managers and Servers Development from 1999 to 2002. In 2003, he was head of the Monitoring, Evaluation, Audit and Capacitation Board of the Ministry of Education, where he subsequently served as head of the Educational Inclusion Programs Board. Mr. Carvalho served as Special Advisor for the Presidency from 2003 to 2004. He was then nominated Deputy Assistant Chief of Articulation and Monitoring of the Civil House of the Presidency, where he was responsible for articulating government action and monitor strategic projects. Appointed to office in May 2011, he currently serves as the Secretary of the Growth Acceleration Program (Programa de Aceleração do Crescimento – PAC).

Virginia Parente de Barros: Ms. Barros holds a Post-PhD in Energy with focus on regulation from the Universidade de São Paulo—USP; a PhD in Finance and Economics from Fundação Getúlio Vargas de São Paulo, a masters degree in Business Administration from Universidade Federal da Bahia; and a bachelor degree in

Economics from Universidade de Brasília. She has over 12 years of experience as an executive working for investment banks, both foreign and domestic, such as Chemical Bank (former J.P. Morgan Chase), BankBoston, Unibanco and Banco Votorantim, among others. Lately, as a professor at USP, she has been involved in lecturing, researching and continued education, including activities consulting in Finance, Economics, Public Administration, and Regulation in energy, environment, and energy politics and security. Finally, Ms. Barros is the president of Comite Estratégico de Energia da Câmara de Comércio Brasil-Estados Unidos (AMCHAM) and a member of the Executive Board of Sociedade Brasileira de Planejamento Energético (SBPE), which consists of several universities and energy research centers.

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

José Antonio Corrêa Coimbra – Board Member: Mr. Coimbra holds a degree in Civil Engineering from Universidade Federal do Pará with a Master Degree in Engineering Production from Universidade Federal de Santa Catarina. Mr. Coimbra is currently Head of Office of the Minister of Mines and Energy and has several papers published in Brazil and abroad. In the Eletrobras group Mr. Coimbra was Director of Engineering of Eletronorte, having worked at that company from 1977 until 2005. Mr. Coimbra is also a member of the Board of Directors of Eletronorte and already had the same position in Cepel.

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

José da Costa Carvalho Neto – Board Member: Electrical Engineer and Master in Electrical Engineering by the Federal University of Minas Gerais, José da Costa Carvalho Neto was the Deputy Secretary of Mines and Energy of Minas Gerais, in 1987, and was the Chairman of Companhia Energética de Minas Gerais (Cemig) between July 1998 and January 1999. Also at Cemig, where he started as a trainee in 1966, he was Chief Distribution Officer, from 1991 to 1997, and held the offices of Superintendent, Department and Division Manager. He was a professor in Power Plants subject at Pontifical Catholic University-MG, from 1970 up to 1977. At private enterprise, he held the offices of CEO of Arcadis Logos Energia, Member of the Board of Directors of Logos Engenharia and Enerconsult and Director of Orteng Equipamentos e Sistemas.

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

The members of our current Board of Executive Officers were appointed by our Board of Directors and their names and titles are set out below:

Name	Position
José da Costa Carvalho Neto	Chief Executive Officer
Armando Casado de Araújo	Chief Financial Officer and Investor Relations Officer
Valter Luiz Cardeal de Souza	Generation Officer
Miguel Colasuonno	Administrative Officer
Marcos Aurélio Madureira da Silva	Distribution Officer
José Antonio Muniz Lopes	Transmission Officer

Mr. José da Costa Carvalho Neto – Chief Executive Officer: See “ – Board of Directors”.

Mr. Armando Casado de Araújo – Chief Financial Officer and Investor Relations Officer: Mr. Araújo holds a degree in Business Administration from Faculdade de Ciências Exatas, Administrativas e Sociais de Brasília, and has completed several post-graduate courses in Finance. In addition, he has over 30 years of experience in the domestic electric power sector. He worked for Eletrobras Eletronorte as Budget Superintendent from 1977. He was appointed president of the company Integração Transmissão de Energia S.A. He works at Eletrobras since June 2008 when he became the assistant to and substitute of the Chief Financial Officer.

Mr. Valter Luiz Cardeal de Souza – Generation Officer: Mr. Souza is an electrical and electronic engineer, with a degree from the Pontifícia Universidade Católica of Rio Grande do Sul, specializing in energy engineering as well as in production engineering. Mr. Souza has been Engineering Director of Eletrobras since January 14, 2003. He has been active in the electricity sector for over thirty-two years as an employee of Companhia Estadual de Energia Elétrica S.A. (CEEE) where, since 1971, he has undertaken important technical and management functions as director in the areas of generation, transmission and distribution. At the Departamento Nacional de Águas e Energia Elétrica (DNAEE), he was Assistant Executive to the General Manager, Coordinator for the Department of Construction and Application of Electric Energy and Coordinator and Substitute Director for the Department of Finance and Economics. Mr. Souza also holds the position of President of the board of directors of Eletrobras Eletronorte and Eletrobras CGTEE.

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

Mr. Marcos Aurélio Madureira da Silva – Distribution Officer: Mr. da Silva holds a degree in electrical engineering and has completed post-graduate courses in business administration and economics engineering. He was an employee of Companhia Energética de Minas Gerais S.A. – CEMIG, where he was a Distribution Officer from 1998 to 2010. He has also acted as Operations and Commercial Officer of Energisa Soluções.

Mr. José Antonio Muniz Lopes – Transmission Officer: Mr. Lopes holds a degree in Electrical Engineering from the Universidade Federal de Pernambuco. He is an expert in the Brazilian electricity sector in which he has worked for more than 30 years. Mr. Lopes was appointed Chief Executive Officer of Eletrobras on March 6, 2008. On March 4, 2008 Extraordinary General Stockholders Meeting he was elected member of the Board of Directors. Mr. Lopes has held several executive positions in companies in the Eletrobras group, such as Chief Executive Officer and Director of Planning and Engineering at Eletrobras Eletronorte from 1996 to 2003, Chief Executive Officer, Managing Director and Chief Financial Officer at Eletrobras Chesf from 1992 to 1993 and Chief Executive Officer at Eletrobras from March 2008 to February 2011. Mr. Lopes was also Deputy Director of the National Department of Energy Development – DNDE of the Ministry of Mines and Energy, where he also served at the Executive Secretary.

B. Compensation

The compensation of our Board of Directors, Board of Executive Officers and Fiscal Council is determined by our shareholders at the Ordinary Shareholders’ Meeting held within the first four months of the financial year. That compensation may also include a profit sharing amount at the discretion of our shareholders.

For 2009, 2008 and 2007 the aggregate compensation paid to our Directors, Officers and members of the Fiscal Council (including that paid by our subsidiaries and Itaipu, except for the distribution companies) was R$18,045,473.42, R$17,790,523.59 and R$22,216,802.54, respectively. The total aggregate profit-share paid to our officers (including that paid by our subsidiaries and Itaipu) was R$2,146,930.79 for 2009, R$1,693,096.97 for 2008 and R$1,762,341.27 for 2007. The Board of Executive Officers is responsible for apportioning the compensation among its members, the members of the Board of Directors and the Fiscal Council. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits.

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

The current members of our Fiscal Council, set out in the table below, and respective alternates were elected on the general shareholders meeting held on June 16, 2011. Their terms of office are due to end at the ordinary shareholder meeting scheduled for April 2012.

Member	Alternate
Jarbas Raimundo de Aldano Matos	Jairez Elói de Souza Paulista
Danilo de Jesus Vieira Furtado	Ricardo de Paula Monteiro
Charles Carvalho Guedes	Leila Przytyk
Ana Lucia de Paiva Lorena Freitas	Rodrigo Magela Pereira

D. Employees

At December 31, 2009, we had a total of 27,610 employees (including 50% of those employed by Itaipu) compared to 27,075 and 21,899 employees as at December 31, 2008 and 2007, respectively. Eletrobras itself, excluding Itaipu and other subsidiaries, had 1,224 employees as at December 31, 2009. For the past five years we have not experienced any strikes or other form of work stoppage that have affected our operations or had a significant impact on our results.

As a mixed capital company, we cannot hire employees without a public contest. A public contest involves us placing advertisements in the Brazilian press for open positions and inviting applicants to sit an examination. The last public contests took place in 2007 and 2010, as a result of which we hired approximately 425 and 35 new employees, respectively. The average tenure of our employees is 42 years.

The following table sets out the number of employees by tenure:

Composition of Employees by Tenure

As of	Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
December 31, 2009	8,208	2,321	1,193	2,034	5,701	8,153	27,610
December 31, 2008	7,573	2,076	1,114	3,466	5,089	7,757	27,075

The following table sets out the number of employees, by department:

Department	Number of Employees at December 31, 2009	Number of Employees at December 31, 2008
Field	16,440	16,271
Administrative	11,171	10,804

Total	27,610	27,075

The difference between the number of employees at December 31, 2008 and December 31, 2007 is due to the inclusion of our distribution companies in Eletrobras’ core business.

Although we are not allowed to hire outsourced employees, our subsidiaries Eletrobras Eletronorte, Eletrobras Eletronuclear and Eletrobras Furnas employ 3,377 outsourced employees in order to comply with the rules established by the Brazilian Government during the national privatization plan.

The following table sets out the number of outsourced employees at Eletrobras Eletronorte, Eletrobras Eletronuclear and Eletrobras Furnas:

Subsidiary	Number of Outsourced Employees at December 31, 2009	Number of Outsourced Employees at December 31, 2008
Eletronorte	653	678
Eletronuclear	—	—
Furnas	1,676	1,723

Total	2,329	2,401

The majority of our employees are members of unions. The main unions that represent our employees are Federação Nacional dos Urbanitários, Federação Nacional dos Engenheiros, Federação Interestadual de Sindicatos de Engenheiros, Federação Nacional de Secretárias e Secretários, Federação Brasileira dos Administradores, Sindicato dos Trabalhadores nas Indústrias de Energia Elétrica de São Paulo, Sindicato dos Eletricitários de Eletrobras Furnas e DME and Sindicato dos Eletricitários do Norte e Noroeste Fluminense. Our relationship with our employees is regulated by collective bargaining agreements executed with these unions and the Associação dos Empregados da Eletrobras and renegotiated in May each year. This agreement is applicable only to employees of Eletrobras itself. Each of our subsidiaries negotiate their own collective bargaining agreement, on an annual basis, with their respective unions.

E. Share Ownership

No member of our Fiscal Council holds any of our shares. The following tables show current ownership of our shares by members of our Board of Directors and Board of Executive officers:

Board of Directors

Name:	Number of Common Shares held
Virginia Parente de Barros	300
Lindemberg de Lima Bezerra	1
Wagner Bittencourt de Oliveira	3
Marcio Pereira Zimmermann	10
José Antonio Corrêa Coimbra	1
Arlindo Magno de Oliveira	100
José da Costa Carvalho Neto	100
Maurício Muniz Barreto de Carvalho	2

Board of Executive Officers

Name:	Number of Common Shares held
José da Costa Carvalho Neto	100

Name:	Number of Common Shares held
José Antonio Muniz Lopes	1
Marcos Aurélio Madureira da Silva	—
Valter Luiz Cardeal de Souza	—
Miguel Colasuono	—
Armando Casado de Araújo	—

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

At December 31, 2009, the aggregate amount of our outstanding capital stock was R$26,156,567,211.64, consisting of 905,023,527 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 227,186,643 outstanding class “B” preferred shares. This represented 79.92%, 0.01% and 20.6% of our aggregate outstanding capital stock respectively. This reflects the 500:1 reverse stock split we effected on August 20, 2007.

At December 31, 2009, we had 63,617 beneficial and four registered holders of ADSs representing common shares and 34,901 beneficial and three registered holders of ADSs representing preferred shares.

The following tables show information relating to beneficial ownership in our common and preferred shares at December 31, 2009 and December 31, 2008:

At December 31, 2009

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	470,656,241	52.00%			712	0.00%	470,656,953	41.56%
BNDES Participações S.A.	190,757,950	21.08%			18,691,102	8.22%	209,449,052	18.50%
FND	45,621,589	5.04%					45,621,589	4.03%
FGHAB	1,000,000	0.11%					1,000,000	0.09%
FGI					8,750,000	3.84%	8,750,000	0.77%
FGO					5,849,700	2.57%	5,849,700	0.52%
Treasury shares					36,023	0.02%	36,023	0.00%
Others	196,987,747	21.77%	146,920	100.00%	193,859,106	85.33%	390,993,773	34.53%
Cleared through CBLC	133,613,431	14.76%	84,741	57.68%	129,100,946	56.83%	262,799,118	23.21%
Resident	59,348,280	6.56%	84,741	57.68%	49,932,566	21.98%	109,365,587	9.66%
Non Resident	67,630,140	7.47%			76,029,520	33.47%	143,659,660	12.69%
ADR Program	6,635,011	0.73%			3,138,860	1.38%	9,773,871	0.86%
Others	63,374,316	7.00%	62,179	42.32%	64,758,160	28.50%	128,194,655	11.32%
Resident	3,631,484	0.40%	62,152	42.30%	35,227,273	15.51%	38,920,909	3.44%
ADR Program	59,715,103	6.60%			29,526,885	13.00%	89,241,988	7.88%
Non Resident	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%
Total	905,023,527		146,920		227,186,643		1,132,357,090

At December 31, 2008

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)	(%)	(number)	(%)	(number)	(%)
Brazilian Government	488,656,241	53.99	—	—	35,191,714	15.49	523,847,955
BNDES Participações S.A.	133,757,950	14.78	—	—	—	—	133,757,950
Fundo Nacional de Desenvolvimento	45,621,589	5.04	—	—	—	—	45,621,589
Fundo Garantidor de Public-Private Partnerships	40,000,000	4.42	—	—	—	—	40,000,000
Cleared through CBLC:
Depositary Receipt Program	69,298,867	7.66	—	—	33,438,069	14.72	102,736,936
Other shares cleared through CBLC	127,622,120	14.10	84,505	57.52	116,399,928	51.23	244,106,553
Others	66,760	0.01	62,415	45.48	42,156,932	18.56	42,286,107

Total	905,023,527	100.00	146,920	100.00	227,186,643	100.00	1,132,357,090

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

There are also certain contractual arrangements in place between Eletrobras Eletronuclear and Eletrobras Furnas for the sale and purchase of energy produced by Eletrobras Eletronuclear, which are more closely described in “Item 4.B, Information on the Company—Business Overview Nuclear Plants”.

We believe our transactions with related parties are conducted on market terms.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 3.A, Key Information—Selected Financial Data” and “Item 18, Financial Statements”.

Litigation

As of December 31, 2009, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or our court rulings that have proven to be unfavorable. As of December 31, 2009, we provisioned a total aggregate amount of approximately R$4,066 million in respect of our legal proceedings, of which R$188 million related to tax claims, R$2,631 million related to civil claims and R$1,248 million related to labor claims.

Environmental Proceedings

As of December 31, 2009, we were involved in administrative proceedings regarding infractions of environmental legislation. Usually, these proceedings consist of notices of infringement imposing fines for non-accomplishment of environmental guidelines, damage to wildlife or the operation of power plants without environmental licenses. The most significant cases are the proceedings involving the Furnas generation plants of Itumbiara and Corumbá. The penalties applied total approximately R$20 million without considering daily fines, monetary adjustments and the terms of embargo. Furnas presented a defense challenging such penalties and as of such date, was awaiting a decision from the environmental authorities. We have not established a provision in respect of this matter, because we do not make provisions for administrative proceedings.

We were also involved in judicial claims of an environmental nature as of December 31, 2009. Ordinarily these constitute challenges to the environmental license proceedings of our facilities or requests for indemnification for damages arising from the installation or operation of hydroelectric plants.

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

In 2002 and 2003, two associations of the community of Cabeço brought independent class actions regarding environmental damages caused by Eletrobras Chesf. The Cabeço community is located in a river island in the estuary of the São Francisco River. Both alleged that the hydroelectric plants disturbed the normal flow of the river and resulted in a decline in fishing activity and the gradual disappearance of the river island. Both class actions are still in a preliminary phase and the monetary compensation requested is R$100 million in each case. Because the risk of loss was deemed only reasonably possible, no provision has been set up.

Labor Proceedings

As of December 31, 2009, we were party to a number of labor proceedings brought by our employees, former employees and employees of some of our service providers against us. Most of those proceedings relate to overtime compensation and its reflexes, salary equalization, pension payments and payment of rescisory amounts.

In connection with successive attempts by the Brazilian Government to curb Brazil’s high inflation rates, Brazilian companies have in the past been required by law to disregard in each year part of the inflation for that year when calculating wage increases for its employees. Like most other Brazilian companies, we have been defendants in lawsuits brought before labor courts by labor unions or individual employees seeking compensation for lost wages resulting from the implementation of the Brazilian Government’s anti-inflationary plans, specially: (i) the plan implemented in 1987 by the then Minister of Finance, Luiz Carlos Bresser Pereira (the Bresser Plan); (ii) the plan implemented in early 1989 (the Summer Plan); and (iii) the plan implemented in 1990 by the then President, Fernando Collor de Melo (the Collor Plan). Some of the collective lawsuits brought against us in respect to such plans have been definitively decided by the Federal Supreme Court in our favor. As of December 31, 2009, there were still individual lawsuits in process pending judgment, which, however, we do not view as material. As of December 31, 2009, there were few material labor contingencies, and the possibility of loss on the lawsuits is, for most lawsuits, considered as possible by our legal advisors.

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

We made available to eligible customers upon the first and second conversion of credits from the compulsory loan approximately 42.5 billion class “B” preferred shares and upon the third conversion of credits from the compulsory loan, about 27.2 billion class “B” preferred shares. In addition, our shareholders approved on April 30, 2008 the issuance of additional preferred shares to eligible customers at book value in repayment of our remaining compulsory loans. If additional shares are issued in the future and the book value of such shares is less than their market value, the value of existing shareholders’ shares may be subject to dilution. On December 31, 2008, we recorded approximately R$107 million for debts of the compulsory loan that had not yet been converted, which, at any time, by decision of our shareholders, may be refunded to industrial consumers, through issuing class “B” preferred shares, in accordance with the proceedings described above.

As of December 31, 2009, consumers have filed 4,163 lawsuits against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. Of those lawsuits, 377 have been decided against us and are currently at the execution phase. The total amount involved in these lawsuits is unadjusted for monetary correction and required expert assessment to be estimated with accuracy. The lawsuits already decided against us amount to approximately R$988 million. In the course of execution proceedings, we have been required to pledge some of our assets, consisting mainly of preferred shares held by us in other electricity sector companies. We have provisioned R$1.3 billion to cover losses arising from unfavorable decisions on these lawsuits as of December 31, 2009.

We are also involved in approximately 3,540 lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “obrigações da Eletrobras”. However, we believe we have no further liability in respect of these bonds because they have an expiration date for presentation and this date has now passed.

Tax Proceedings

Eletrobras Furnas/COFINS – PASEP – FINSOCIAL

In 2001, we received notifications of infringement related to FINSOCIAL, COFINS and PASEP taxes as a result of the exclusion from the calculation basis of certain on lendings and transport of energy from Itaipu, over a period of ten years. The amount of the claims was R$1,200 million (adjusted for inflation from an original figure of R$792 million). On June 12, 2008, with the issuance of precedent No. 8 by the Federal Supreme Court, the period to challenge the payment of such taxes were reduced from ten to five years and, consequently, the amount of the claims decreased to R$227 million.

We have made a provision of R$83.4 million as of December 31, 2009, following the recommendations of our legal advisors. We have not provisioned the remaining R$145.2 million because we consider the chances of a decision favorable to us possible.

Eletrobras Eletronorte/ ICMS

Eletronorte is a defendant in a number of tax administrative proceedings brought mainly by the tax authorities of the state of Rondônia (Secretaria de Estado de Finanças de Rondônia) as Eletronorte has recorded ICMS credits for the purchase of fuel for the operation of its thermal plants. The tax authorities have applied a fine of 200% over the amount of tax credits recorded by Eletronorte. Eletronorte is questioning the administrative proceedings in the courts, as based on opinions of its legal advisers. Eletronorte understands that it acted correctly in recording these ICMS credits. The total amount of the claim at December 31, 2009, is approximately R$1.3 billion. The judicial proceedings are at an early stage and Eletronorte has recorded a provision of R$ 18 million for this matter.

Civil Proceedings

Arbitration – EPE – Empresa Produtora de Energia Ltda.

On November 26, 2007, Empresa Produtora de Energia Ltda. (or EPE) started an arbitration procedure against Eletrobras Furnas at the Câmara de Mediação e Arbitragem de São Paulo (the Mediation and Arbitration Tribunal of São Paulo) as a result of the termination by Eletrobras Furnas of an energy purchase agreement, due to the inability of EPE to deliver the volume of electricity contracted. It is not possible to precisely determine the amount of the claim since it will depend on the evaluation of an expert to be appointed by an arbitration panel. A final decision is still pending. We have not made any provision in respect of this amount because we consider the risk of a favorable decision to be possible.

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

In northern Brazil, Eletrobras Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plants of Balbina, in the state of Amazonas, and Tucuruí, in the state of Pará. The 28 lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. The total amount involved, which is fully provisioned, is approximately R$510 million. Recently, however, the Ministério Público Federal found new evidence that the lands belonged to the Federal Republic, not to the State of Amazonas, which is the main argument being made by the plaintiff in these proceedings. The Brazilian Government has joined Eletronorte in the proceedings involving the Balbina hydroelectric plant.

From the 232 original lawsuits related to the Tucuruí expropriation, only four were still active as of December 31, 2009. Eletronorte has been awarded the other 228 lawsuits and expects the same result to the proceedings still in course. We have not established any provision in connection with the remaining lawsuits.

Mendes Jr.

As of December 31, 2009, Eletrobras Chesf was involved in significant litigation proceedings with Mendes Jr., a Brazilian construction contractor. Chesf and Mendes Jr. entered into an agreement in 1981 providing for certain construction work to be performed by Mendes Jr. The agreement, as amended, further provided that, in the event of delays in payments due by Chesf to Mendes Jr., Mendes Jr. would be entitled to default interest at the rate of 1.0% per month, plus indexation to take account of inflation. During the performance of the work, payments by Chesf were delayed and Chesf subsequently paid default interest at the rate of 1.0%, plus indexation, on such delayed payments. Mendes Jr. alleged that as it had been required to fund itself in the market in order not to interrupt the construction work, it was entitled to be reimbursed in respect of such funding at market interest rates, which were much higher than the contractual default interest rate.

The lower court judge dismissed Mendes Jr.’s claims and Mendes Jr. appealed to the Appellate Court of the State of Pernambuco (or the Appellate Court). The Appellate Court reinstated Mendes Jr.’s claims and ultimately declared Chesf liable to reimburse Mendes Jr.’s funding costs in respect of the delayed payments at market rates, plus legal fees of 20.0% of the amount of the dispute, with the total being indexed at market rates until the actual payment date. Chesf’s appeal from the Appellate Court’s order to the Federal Superior Court (or STJ) was dismissed on jurisdictional grounds. Mendes Jr. then filed a second lawsuit in a state court in Pernambuco to order Chesf to pay for the actual losses incurred by Mendes Jr., and to determine the amount payable. In the enforcement proceedings, the lower court ruled in favor of Mendes Jr., but the Appellate Court ruled in favor of Chesf, annulling the lower court’s judgment in the enforcement proceedings. Mendes Jr. appealed this ruling of the Appellate Court to the STJ and to the Federal Supreme Court, which were rejected. At the same time, the Brazilian Government also requested the STJ to permit the Government to participate in the proceedings as Chesf’s assistant. In December 1997, the STJ decided that: (i) the second proceedings should be recommenced from the trial court phase; (ii) the Brazilian Government should participate in the proceedings as Chesf’s assistant; and (iii) the second proceedings should be heard before the Federal Courts instead of the State Courts to which it was originally submitted. The second proceedings were restarted in the Federal Courts to determine the final amount to be paid by Chesf to Mendes Jr. An expert was called to determine the amount of the claim, and had his finding challenged by Chesf. As a consequence, the court decided to reject the expert’s opinion but fixed the criteria which should be applied to determine the amount due. Mendes Jr. has appealed, requesting that the court require Chesf to pay the amount determined by the expert. Chesf and the Brazilian Government have also appealed, requesting that the lawsuit should be terminated since there is no evidence Mendes Jr. obtained loans to conclude the construction. On February 25, 2010, the Regional Federal Court of the 5th Region held the appeals filed by Chesf and the Brazilian Government and ruled the lawsuit had no merit. The initial amount pleaded by the plaintiffs was of approximately R$ 7 billion (not considering inflation). As of December 31, 2009, we had no provisions related to this matter.

Xingó Plant “K Factor” Litigation

As of December 31, 2009, Chesf was also involved in litigation with the consortium responsible for building the Xingó plant (or the Xingó Consortium). In connection with building the Xingó plant, Chesf and the Xingó Consortium entered into a construction agreement that was amended in 1988 to provide that an additional inflation adjustment (referred to as the “K factor”) be added to certain monetary correction payments required to be made by Eletrobras Chesf to the Xingó Consortium under the agreement. This amendment resulted in payments by Chesf to the Xingó Consortium that were higher than the payments that the original Request For Proposal (or RFP) for this project indicated would be paid to the successful bidder.

In 1994, Chesf unilaterally ceased applying the K factor to its payments to the Xingó Consortium (and consequently reduced its payments to the Xingó Consortium to the amount that Chesf would have had to pay if the K factor had not been applied to such payments) and filed a lawsuit against the Xingó Consortium seeking reimbursement for the additional amounts paid pursuant to the K factor adjustment, claiming that the use of an indexation system more favorable to the Xingó Consortium than the one originally provided for by the RFP was illegal under public bidding rules. The Xingó Consortium also filed a lawsuit against Chesf requiring full payment of the amounts due applying the K factor. Chesf’s lawsuit was rejected and Xingó Consortium’s lawsuit was decided favourably to the plaintiff, ordering Chesf to pay the amounts corresponding to the application of the K factor. Chesf and the Brazilian Government, which is acting as the first assistant on the lawsuit, have appealed to the STJ and decision is pending. Chesf has provisioned R$387.9 million in relation to this proceeding as of December 31, 2009 as it considers the risk of an unfavorable decision probable.

Chesf—Fazenda Aldeia Litigation

Suit for damages to be paid for the 14,400 hectares of land at Fazenda Aldeia filed at Sento Sé District by the trustees of the estate of Aderson Moura de Souza and his wife (Lawsuit 0085/1993). The lower court decision considered the request groundful and sentenced Chesf to pay R$50 million, corresponding to the principal amount plus interest and monetary restatement. As of December 31, 2008, Chesf filed an appeal with Court of Justice of the State of Bahia.

ITAMON

As of December 31, 2009, Itaipu was involved in three lawsuits with ITAMON - Construções Industriais Ltda., a partnership created by a consortium of construction companies. Itaipu and ITAMON entered into an agreement in 1980 providing for construction work to be performed by ITAMON in relation to Itaipu’s hydroelectric plant. ITAMON brought three lawsuits alleging breach of contract by Itaipu, which have purportedly caused an unreasonable economic burden to ITAMON.

ITAMON is asking for: (i) Itaipu to bear the costs of an increase in the income tax incurred during that period, which negatively impacted the amount to be received by ITAMON under the contract; (ii) adjustments in the price of the contract to reflect inflation for the period that Itaipu was in delay of payments; and (iii) the payment of certain amounts in addition to the contract price as a result of the performance of extraordinary services outside the scope of the contract. The estimated amount for the claims is R$60 million, R$60 million and R$128 million, respectively. Itaipu has fully provisioned the amounts in relation to the three proceedings as of December 31, 2009, as it considered the risk of an unfavorable decision probable.

For further information on our legal proceedings, see Note 21 to our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007, beginning on page F-1.

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

The following table sets out our dividends for the periods indicated:

	Year
	2009	2008	2007 (1)(2)
Common Shares	0.41	1.48	0.40
Class A Preferred Shares	2.17	2.17	2.02
Class B Preferred Shares	1.63	1.63	1.51

(1)	Interest on own capital.
(2)	Adjusted by the reverse stock split proportion.

At December 31, 2009, our balance sheet carried appropriated retained earnings of R$ 19,487 billion.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Offer and Listing Details – Common Shares

Our common shares commenced trading on the Brazilian stock exchanges on September 7, 1971. The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2005 (*)	22.35	14.45	0.672
2006 (*)	29.94	19.15	0.980
2007 (*)	29.08	21.00	1.180
2008 (*)	31.25	19.64	1.338
2009 (*)	38.75	24.07	1.102
2010 (*)	42.00	21.00	1.141

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20, 2007.

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2007 (*)	25.84	21.00	1.146
Second Quarter 2007 (*)	29.08	22.15	1.344
Third Quarter 2007	29.00	21.95	1.173
Fourth Quarter 2007	27.50	22.58	1.038
First Quarter 2008	27.80	20.64	1.169
Second Quarter 2008	30.95	23.95	1.355
Third Quarter 2008	31.25	22.36	1.477
Fourth Quarter 2008	29.50	19.64	1.340
First Quarter 2009	28.06	24.07	0.949
Second Quarter 2009	29.69	25.25	1.211
Third Quarter 2009	30.80	26.64	0.985
Fourth Quarter 2009	38.75	24.75	1.273
First Quarter 2010	42.00	23.25	1.610
Second Quarter 2010	26.57	21.86	1.136
Third Quarter 2010	23.25	21.00	0.810

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
Fourth Quarter 2010	26.05	21.08	1.033
First Quarter 2011	24.68	22.13	1.229

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20, 2007.

Source:	São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
December 2010	23.75	21.76	0.762
January 2011	23.87	22.13	1.281
February 2011	23.50	22.40	1.292
March 2011	24.68	23.14	1.119
April 2011	25.40	22.90	1.310
May 2011	22.85	22.15	0.970
June 2011 (through June 27, 2011)	22.31	20.34	1.210

Source: São Paulo Stock Exchange.

In the United States, our common shares trade in the form of ADSs. The following table sets forth the reported high and low closing sale prices for our ADSs representing common shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (common shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
December 2010	14.31	13.11	0.474
January 2011	14.40	13.19	0.840
February 2011	14.28	13.63	0.681
March 2011	15.51	14.24	0.855
April 2011	16.24	14.82	0.894
May 2011	14.47	13.98	0.971
June 2011 (through June 27, 2011)	14.46	12.80	1.840

Source: New York Stock Exchange.

Offer and Listing Details – Preferred Shares

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2005 (*)	21.50	13.50	1.476
2006 (*)	28.29	19.25	1.200
2007 (*)	28.95	20.60	1.266
2008 (*)	27.60	18.61	1.338
2009 (*)	33.90	22.30	1.000
2010 (*)	35.19	24.67	0.790

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20, 2007.

Source:	São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2007 (*)	24.29	20.60	1.144
Second Quarter 2007 (*)	28.95	22.25	1.350
Third Quarter 2007	28.80	21.18	1.299
Fourth Quarter 2007	27.00	22.35	1.271
First Quarter 2008	27.45	21.20	1.272
Second Quarter 2008	27.50	23.95	1.300
Third Quarter 2008	27.60	19.47	1.366
Fourth Quarter 2008	27.60	18.61	1.412
First Quarter 2009	26.26	22.75	0.938
Second Quarter 2009	28.80	24.29	1.088
Third Quarter 2009	27.00	24.06	0.878
Fourth Quarter 2009	33.90	22.30	1.102
First Quarter 2010	35.19	28.30	0.978
Second Quarter 2010	32.56	25.91	0.751
Third Quarter 2010	27.71	24.67	0.714
Fourth Quarter 2010	30.72	24.70	0.723
First Quarter 2011	30.62	26.73	0.943

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20, 2007.

Source:	São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
December 2010	28.00	26.00	0.486
January 2011	28.74	26.73	0.857
February 2011	30.26	26.84	1.274
March 2011	30.62	29.24	0.711
April 2011	31.46	28.61	0.610
May 2011	28.91	27.96	0.611
June (through June 27, 2011)	28.62	25.97	0.688

Source:	São Paulo Stock Exchange.

In the United States, our Class B preferred shares trade in the form of ADSs. The following table sets forth the reported high and low closing sale prices for our ADSs representing Class B preferred shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (Class B preferred shares)		Average Daily Trading Volume
	High	Low
			(shares)
December 2010	17.75	15.63	0.183
January 2011	17.32	16.20	1.301
February 2011	18.08	16.35	0.295
March 2011	19.34	17.81	0.222
April 2011	19.95	18.71	0.169
May 2011	18.29	17.56	0.203
June 2011 (through June 27, 2011)	18.54	16.44	0.515

Source:	New York Stock Exchange.

We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the BM&FBOVESPA.

On August 20, 2007, we effected a 500:1 reverse stock split. As a result, as of December 31, 2009, our capital stock was comprised of a total of 1,132, 357,090 shares, of which 905,023,527 are common shares, 146,920 are class “A” preferred shares and 227,186,643 are class “B” preferred shares.

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

If these requirements are met, foreign investors will be eligible to trade directly on the Brazilian stock exchanges or on organized over-the-counter markets. These rules extend favorable tax treatment to all foreign investors investing pursuant to these rules. See “Item 10.E, Taxation”. These regulations contain certain restrictions on the offshore transfer of the title of the securities, except in the case of corporate reorganizations effected abroad by a foreign investor.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the Bolsa de Valores Mercadorias e Futuros de São Paulo (the São Paulo Stock Exchange or BM&FBOVESPA). The Rio de Janeiro Stock Exchange trades only Brazilian federal, state and municipal public debt or carries out privatization auctions. Stocks and bonds are traded exclusively on the BM&FBOVESPA. At December 31, 2009, we had approximately 22,109 record holders.

Our ADRs are listed on the NYSE. On December 31, 2009, we had 63,617 beneficial and four registered holders of ADSs representing common shares, 34,901 beneficial and three registered holders of ADSs representing preferred shares.

Trading, Settlement and Clearance

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the Comissão de Valores Mobiliários (the “CVM”), which was granted regulatory authority over the stock exchanges and securities markets by Brazilian Law No. 6,385, enacted on December 7, 1976 (“Brazilian Securities Law”) and Brazilian Law No. 6,404, enacted on December 15, 1976 (“Brazilian Corporate Law”), and also by Conselho Monetário Nacional (the “CMN”) and the Central Bank which possesses, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

The Brazilian securities markets are governed by the Brazilian Securities Law and the Brazilian Corporate Law, as well as regulations issued by the CVM, the Central Bank and the CMN. These laws and regulations provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation and protection of minority shareholders. On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002. The CVM has also issued several instructions regarding disclosure requirements, namely, Instructions No. 361 and No. 400 for the regulation of public offerings, Instruction No. 380 for the regulation of internet offerings and Instruction No. 381 for the regulation of independent auditors. Instruction No. 480 for the regulation of registry of security issuers admitted to negotiation in regulated markets in Brazil, and Instruction No. 481 for the regulation of information and public request of proxy for shareholders meeting. Instruction No. 480 also requests that publicly held companies disclose a reference form (Formulário de Referência) which maintains a permanently updated file containing relevant information on the issuer, and supplementary offer notes will be added to it at each new public offer. We believe we are currently in accordance with all applicable Brazilian corporate governance standards.

Under the Brazilian Corporate Law, a company is either public, a companhia aberta, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchange markets, including the BM&FBOVESPA, or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the BM&FBOVESPA, a company must apply for registration with the BM&FBOVESPA and the CVM and is subject to regulatory requirements and disclosure requirements.

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

Trading on the BM&FBOVESPA

In 2000, the trading activities of shares in Brazil were reorganized through the execution of memoranda of understanding by the Brazilian regional stock exchanges. Under the memoranda, all Brazilian shares are publicly traded exclusively on the São Paulo Stock Exchange – BOVESPA (Bolsa de Valores de São Paulo – BOVESPA).

BOVESPA used to be a not-for-profit entity owned by its member brokerage firms. In 2008, BOVESPA was converted into a Brazilian publicly-held company and renamed BM&FBOVESPA, as a result of a merger between BOVESPA and the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias e Futuros – BM&F). BM&FBOVESPA is currently the most important Brazilian institution to intermediate equity market transactions and it is the only securities, commodities and futures exchange in the country. Trading on such exchange is carried out by member brokerage firms.

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

Although all of the outstanding shares of a listed company may be traded on the BM&FBOVESPA, fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

In order to reduce volatility, the BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes, one hour or a longer period whenever specified indices of the BM&FBOVESPA fall below the limits of 10%, 15% and 20% respectively, in relation to the index levels for the previous trading session.

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

Corporate Governance Practices

In 2000, the BM&FBOVESPA introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado, aimed at fostering a secondary market for securities issued by

Brazilian companies listed on the BM&FBOVESPA, by prompting these companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders. Recently, the BM&FBOVESPA has revised the Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado rules in two occasions. The first round of amendments to the Novo Mercado rules became effective on February 6, 2006, and the first round of amendments to Levels 1 and 2 of Differentiated Corporate Governance Practices became effective on February 10, 2006. The second and most recent round of amendments to the Novo Mercado rules and the Levels 1 and 2 of Differentiated Corporate Governance Practices became effective on May 10, 2011.

As of the effective date, in order to become a Nivel 1 (Level 1) company, in addition to the obligations imposed by applicable law, an issuer must agree to: (i) ensure that shares representing at least 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions made by its controlling shareholders, members of its board of directors and its officers involving securities issued by the issuer; (v) submit any existing shareholders’ agreements and stock option plans to the BM&FBOVESPA; (vi) make a schedule of corporate events available to its shareholders; (vii) elaborate and disclose a securities trading policy applicable to the company, its controlling shareholders, board members and management, as well as the members of other statutory bodies of the company with technical and consultancy functions; (viii) elaborate and disclose a code of conduct establishing the values and principles that shall serve as a guidelines for the company’s activities and relationship with the management, staff, service providers and other entities and individuals affected by the company; and (ix) prohibit holding dual positions as Chairman and Chief Executive Officer (or primary executive officer) of the company.

To become a Nivel 2 (Level 2) company, in addition to the obligations imposed by applicable law, an issuer must agree, among other things, to: (i) comply with all of the listing requirements for Level 1 companies; (ii) grant tag-along rights for all of its shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares; (iii) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (a) any change of the company into another corporate entity; (b) any merger, consolidation or spin-off of the company; (c) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder; (d) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase; (e) appointment of an expert to ascertain the fair value of the company’s shares in connection with any deregistration and delisting tender offer from Level 2; and (f) any changes to these voting rights, which will prevail as long as the agreement for adhesion to the Level 2 segment with the BM&FBOVESPA is in effect; (iv) have a board of directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent, with a term limited to two years; (v) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or IFRS; (vi) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), if it elects to delist from the Level 2 segment; (vii) adhere exclusively to the rules of the BM&FBOVESPA Arbitration Chamber for resolution of disputes between the company and its investors; (viii) cause the Board of Directors to elaborate and disclose a previous and justified opinion in relation to any and all public offers for the acquisition of shares issued by the company analyzing, among other aspects, the impacts of the offer on the company’s and shareholders’ interests, as well as on the liquidity of the shares issued by the company, and containing a final and justified recommendation for the acceptance or rejection of the offer by the shareholders; and (ix) not to include in the company’s by-laws provisions that (a) restrict the number of votes of a shareholder or of a group of shareholders to percentages below 5% (five per cent) of the voting shares, except for the cases of denationalization or of limits imposed by the laws and regulations applicable to the company; and, except as otherwise provided by the law or regulations (b) require a qualified quorum for matters that shall be submitted to the general shareholders’ meeting, or (c) restrict the exercise of a favorable vote by shareholders or burden shareholders that vote in favor of a suppression or change of by-laws provisions.

To be listed in the Novo Mercado segment of the BM&FBOVESPA, an issuer must meet all of the requirements described above under Level 1 and Level 2, in addition to issuing only common (voting) shares.

On September 26, 2006 we entered into an agreement with the BM&FBOVESPA to list our preferred shares on the Level 1 segment, effective on the date immediately after the date of publication of the announcement in Brazil of the listing, pursuant to which we agreed to comply, and continue to be compliant with all of the requirements of a Level 1 listing.

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

In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:

•

appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and procedures with the Central Bank and the CVM. If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;

•	complete the appropriate foreign investor registration form;

•	through its representative, register itself as a foreign investor with the CVM and register the investment with the Central Bank;

•	appoint a representative in Brazil for taxation purposes;

•	obtain a taxpayer identification number from the Brazilian federal tax authorities—Receita Federal (the Brazilian Internal Revenue); and

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

Although Brazilian law does not have a similar requirement, Novo Mercado and Level 2 rules require that listed companies have a board of directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent pursuant to the different criteria defined in the regulations (such as absence of material relationship between a director and the listed company or the controlling shareholder). The Level 1 segment of BM&FBOVESPA in which we are listed only requires the board to be comprised of minimum of three members and does not require any participation by independent directors and, therefore, under Brazilian law and the rules of the Level 1, neither our Board of Directors nor our management is required to test the independence of directors before their election to the board. Nevertheless, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, as well as the Level 1 segment of BM&FBOVESPA, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected to management. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. Brazilian law does not have a similar requirement.

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

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. Although applicable Brazilian law does not have a similar requirement, we have adopted corporate governance guidelines which are set forth in the Code of Corporate Governance Practices of Eletrobras (“Código das Práticas de Governança Corporativa da Eletrobras”). Additionally, we have also adopted and observe a disclosure policy, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement but in 2010 we have introduced the Ethics Code of Eletrobras Companies (“Código de Ética Único das Empresas Eletrobras”) which provides for the ethical principles to be observed by all the members of the board of directors, executive officers, employees, outsourced staff, service providers, trainees and young apprentices.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Brazilian law does not have a similar requirement.

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

History of our Capital Stock

In 2009, our share capital maintained the same amount as 2008 of R$26,157 million.

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

Preferred Shares

Our preffered shares have different attributes to our common shares as the holders of our preferred shares are not entitled to vote at annual or special shareholders’ general meetings but have preferential a right to reimbursement of capital, distribution of dividends and priority on insolvency. Our preferred shares cannot be converted into common shares.

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

The Fiscal Council meets once a month.

Disclosure Obligations

Our disclosure obligations are determined by the Manual de Divulgação e Uso de Informações Relevantes e Política de Negociação de Valores Mobiliários de Emissão da Eletrobras (Guide to Disclosure and Use of Relevant Information and Policy for the Negotiation of Securities issued by Eletrobras), a copy of which is available on our website. Information found at this website is not incorporated by reference into this annual report.

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

Material Brazilian Tax Considerations

The following discussion is a summary of the material Brazilian tax considerations regarding the acquisition, ownership and disposition of our shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Resident Holder). The discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below. The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil.

Introduction

Pursuant to Brazilian law, foreign investors may invest in the shares under Resolution No. 2,689.

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

Pursuant to Resolution No. 2,689, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) register as a foreign investor with the Brazilian securities commission and register the foreign investment with the Central Bank; (iv) appoint a representative in Brazil for Taxation purposes; and (v) obtain a taxpayer identification number from the Brazilian federal tax Authorities. For more details about the requirements to be met in order to qualify as foreign investor under Resolution No. 2,689, see “Item 9, C. Investment in our Preferred Shares by Non Residents of Brazil”.

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

Income tax

For purposes of Brazilian taxation, there are two types of Non-Resident Holders of our shares or ADSs: (i) Non-Resident Holders that are not resident or domiciled in a “Tax Haven” jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of our shares, are registered before the Central Bank and the CVM being able to invest in

Brazil in accordance with Resolution No. 2,689; and (ii) other Non-Resident Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investor that are located in Tax Haven. The investors mentioned in item (i) above are subject to a favorable tax regime in Brazil, as described below.

Dividends. Dividends, including dividends in kind, paid by us to the depository in respect of the shares underlying the ADSs or to a Non-Resident Holder in respect of our shares currently are not be subject to Brazilian income withholding tax, to the extent that such amounts are related to profits generated as of January 1, 1996. Dividends relating to profits generated prior to December 31, 1995 may be subject to Brazilian withholding tax at variable rates, according to the tax legislation applicable to each corresponding year.

Capital Gains. As a general rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount realized on the disposition of the units and the respective acquisition cost. Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

(a) sale of ADS

Gains realized outside Brazil by a Non-Resident Holder on the disposition of ADSs to another Non-Resident Holder are not subject to Brazilian tax. However, according to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, the gains recognized on the disposition of assets located in Brazil by a Non-Resident Holder, whether to other Non-Resident Holders or Brazilian holders, may become subject to taxation in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market, considering the general and unclear scope of such provisions as well as the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil. It is important to note, however, that even if ADSs were considered assets located in Brazil, investors which are resident in non-Tax Haven locations could apply for exemption of capital gain tax according to article 81 of Law No. 8,981/95.

(b) Conversion of shares into ADS

The deposit of our shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of investors domiciled in a Tax Haven, if the acquisition cost of the shares or the amount otherwise previously registered with the Central Bank as a foreign investment in the preferred or common shares is lower than: (i) the average price per preferred or common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (ii) if no preferred or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the shares calculated as set forth above will be considered to be a capital gain. Although there is no clear regulatory guidance, such taxation should not apply to the case of Non-Resident Holders registered under Resolution No. 2,689 which are not located in a Tax Haven, which are currently tax exempt from income tax in such transaction.

(c) Conversion of ADS into shares

Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No. 2689/00, which will entitle them to the tax treatment referred above.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a registered holder.

(d) Common and Preferred shares negotiated in Brazil

Capital gains realized by Non-Resident Holder on the disposition of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•

are subject to the withholding income tax at a zero percent rate, when realized by a Non-Resident Holder that (a) has registered its investment in Brazil before the Central Bank (“Registered Holder”), (b) has appointed a representative in Brazil and (c) is not resident in a Tax Haven; and

•

are subject to income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder (including a Non-Resident Holder who qualifies under Law 4,131/62) and gains earned by Tax Haven residents that are Registered Holders. In this case, a withholding income tax of 0.005% over the sale price shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which and can be later offset against any income tax due on the capital gain and which will be withheld by the Non-Resident Holder’s tax representative in Brazil.

Any other gains realized on the disposition of units that are not carried out on the Brazilian stock exchange:

•	are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not a Tax Haven resident, no matter if a Registered Holder or not; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven resident, no matter if a Registered Holder or not.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain and which will be withheld by the Non-Resident Holder’s tax representative in Brazil. The Non-Resident Holder will not need to file a Brazilian tax return with the Brazilian tax authorities.

The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation. There can be no assurance that the current preferential treatment for holders of ADSs and Non-Resident Holders of preferred or common shares under Resolution No. 2,689 will continue or will not be changed in the future.

Any exercise of preemptive rights relating to the preferred or common shares or ADSs will not be subject to Brazilian withholding income tax. Any gain on the sale or assignment of preemptive rights relating to shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of shares.

Distributions of Interest Attributable to Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on own capital and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and, as from 1997, social contribution on net profits, as far as certain limits are observed. Such interest is limited to the daily pro rata variation of the TJLP as determined by the Central Bank from time to time and the amount of deduction cannot exceed the greater of:

•

50% of the net income (after the deduction of any allowance for social contribution taxes on net profits but before taking into account such distribution and any deductions for corporate income tax) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves.

Distributions of interest on own capital in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or Non-Resident Residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of shareholders domiciled in a Tax Haven (i.e., a country where there is no income tax or where income tax is below 20% or where local legislation imposes restrictions on disclosure regarding the shareholder composition or investment ownership), and shall be deductible by us as long as the payment of a distribution of interest is approved by our shareholders. These distributions may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend. If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, no additional amounts would be required to be paid by the Company. The distribution of interest on owner capital may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on owner capital instead of by means of dividends.

Discussion on Low or Nil Tax Jurisdictions

On June 24, 2008, Law 11,727 was enacted establishing the concept of a “privileged tax regime”. Under this new law, a “privileged tax regime” is considered to apply to a jurisdiction that meets any of the following requirements: (1) it does not tax income or taxes income at a maximum rate lower than 20%; (2) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (3) it does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions.

Although the interpretation of the current Brazilian tax legislation could lead to the conclusion that the above-mentioned concept of “privileged tax regime” should apply only for the purposes of Brazilian transfer pricing rules, it is unclear whether such concept would also apply to investments carried out in the Brazilian financial and capital markets for purposes of this law. There is no judicial guidance as to the application of Law No. 11,727 of June 24, 2008 and, accordingly, we are unable to predict whether the Brazilian Internal Revenue Service or the Brazilian courts may decide that the “privileged tax regime” concept shall be applicable to deem a Non-Resident Holder as a Tax Haven resident when carrying out investments in the Brazilian financial and capital markets. In the event that the “privileged tax regime” concept is interpreted to be applicable to transactions carried out in the Brazilian financial and capital markets, this tax law would accordingly result in the imposition of taxation on a Non-Resident Holder that meets the privileged tax regime requirements in the same manner and to the same extent applicable to a Tax Haven resident.

Distributions of interest on shareholder’s equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank of Brazil.

Moreover, Provisional Measure No. 472, of December 15, 2009, recently converted into Law No. 12,249 of June 11, 2010, applied the privileged tax regime concept to other income remitted abroad. Although the concept of privileged tax regime should not affect the tax treatment of a Non-Resident Holder described above, it is not certain whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of “privileged tax regime” will extend such a concept to the tax treatment of a Non-Resident Holder described above.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange”, triggered by the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

Pursuant to Decree No. 6,306/07, amended by Decrees No. 6,339/08, 6,445/08, 6,391/08, 6,453/08, 6,556/08, 6,613/08, 6,983/09, 7,011/09, 7,232/10, 7,330/10, 7,412/10, 7,454/11, 7,456/11 and 7,457/11, IOF/Exchange may be levied on foreign exchange transactions, affecting either or both the inflow or outflow of investments. The IOF rates are set by the Brazilian executive branch, and the highest applicable rate is 25%.

The rate of IOF/Exchange tax imposed on foreign exchange transactions carried out by a foreign investor for the purpose of investing in the financial and capital markets may vary from time to time as defined by the government and the rates may be different based on the type of investment as well as the time in which such investment is maintained in Brazil. The inflow of foreign funds for the purchase of shares under Resolution No. 2,689 is subject to 2% IOF/Exchange. The acquisition of ADS is not subject to IOF/Exchange. IOF/Exchange rate is zero in the outflow of foreign investment. However, the inflow of funds derived from the ADS cancelation for purposes of investing in shares is subject to a 2% rate of IOF/Exchange.

Tax on Transactions involving Bonds and Securities (IOF/Bonds Tax)

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax”. Currently, the rate of IOF/Bonds Tax applicable to transactions involving common or preferred shares is zero, although the Brazilian government may increase such rate at any time, up to 1.5% per day, but only in respect to future transactions.

The conversion of shares into ADRs or units into ADSs was not taxable before November 17, 2009. Following the enactment of Decree No. 7,011 of November 18, 2009, these transactions started to be taxed by the IOF/Bonds Tax at the rate of 1.5% over the transaction value (obtained by multiplying the number of shares/units converted by its closing price at the day before the conversion, or, in the case no negotiation was made on that day, by the last closing price available).

Other Relevant Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or ADSs by a Non-Resident Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of our shares or ADSs.

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

A Non-Resident Holder of our shares may experience delays in effecting such action, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the Non-Resident Holder.

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

Distributions on Shares or ADSs

The gross amount of distributions made to you of cash or property with respect to your shares or ADSs, before reduction for any Brazilian taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to applicable limitations, including holding period limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders of ADSs in taxable years beginning before January 1, 2013, will be taxable at a maximum rate of 15.0%. U.S. Holders, in particular U.S. Holders of shares, should consult their own tax advisors regarding the implications of this legislation in their particular circumstances.

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

Backup Withholding and Information Reporting

In general, dividends on our shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of shares or ADSs, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the holder: (i) establishes, if required to do so, that it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and has not lost its exemption from backup withholding has occurred.

You can credit amounts withheld under these rules against your United States Federal income tax liability, or obtain a refund of such amounts that exceed your United States Federal income tax liability, provided that the required information is furnished to the IRS.

Recent legislation has introduced new reporting requirements for certain U.S. Holders. The penalty for failing to comply with these, or existing, reporting requirements can be significant. You should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of their ownership or disposition of ADSs or preferred shares in light of your particular circumstances.

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

Interest Rate Risks

Apart from a loan of U.S.$300 million linked to the LIBOR rate, we do not have any debt that is directly linked to variable interest rates, at December 31, 2009 we had R$28,717 million of indebtedness. Variations in interest rates may impact inflation and, accordingly, we are indirectly subject to changes in interest rates that may increase the cost of financing.

At December 31, 2009, 100.0% of our total indebtedness of R$5,376 million denominated in reais was indexed to the IGP-M or another inflation index. As a result, our exposure to Brazilian inflation risk was R$5,376 million at December 31, 2009. Each 1.0% variation in the IGP-M rate or any other inflation index would have an impact of R$53 million on our net income.

Exchange Rate Risks

At December 31, 2009, approximately 49.9% of our total consolidated indebtedness of R$28,717 million was denominated in foreign currencies. Of this foreign currency denominated indebtedness, R$14,320 million, or approximately 96.0% was denominated in U.S. dollars (and of which R$18,141 million, or approximately 81.3% was indebtedness of Itaipu).

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

In 2008, we entered into short-term derivative contracts, which expired in December 2008. As of December 31, 2009, we did not have any derivative contracts outstanding and we were not proposing to enter into derivative contracts providing leverage or credit protection. Our general strategy is to focus on protection from currency fluctuations. However, as of such date, we were considering broadening our hedging policy to cover others market risks, such as interest rates and indices, as well as embedded derivatives.

As a result, our actual exposure to U.S. dollar exchange rate risk in an unconsolidated basis was R$ 9.7 billion at December 31, 2009. Each 1.0% variation in the U.S. dollar/Brazilian real exchange rate would have an impact of R$97 million on our net income.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.D. American Depositary Shares

Fees payable by the holders of our ADSs

J.P. Morgan Chase Bank, N.A. serves as the depositary for both of our common and preferred ADSs. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADR holders are required to pay the depositary: (i) an annual fee of US$0.02 per ADS for administering the ADR program and (ii) amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below:

Depositary Action	Associated fee

Issuance, delivery, reduction, cancellation or surrender of ADSs	US$ 5.00 per 100 ADSs

Any cash distribution to registered ADS holders	US$0.02 (or less) per ADSs

Transfer rates (to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed)	U.S.$1.50 per ADR or ADRs

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR program. From January 1 to December 31, 2009, our depositary bank reimbursed us the amount of US$2.3 million.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the our disclosure controls and procedures, as of the year ended December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities and Exchange Act of 1934, as amended, were not effective as of December 31, 2009, due to the material weaknesses our internal control over financial reporting as described below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.” Based on this assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were:

1. We did not maintain effective internal controls over financial reporting based on the COSO criteria. The following material weaknesses related to our controls over financial reporting were identified: (a) we did not maintain an effective control environment, specifically: (i) control deficiencies were not remediated in a timely manner; and (ii) we did not adequately define responsibility with respect to our internal controls over financial reporting and the necessary lines of communication throughout the organization; (b) we did not adequately perform a risk assessment to identify risks so as to ensure that effective controls were adequately designed and implemented that would prevent and detect material misstatements to our financial statements; (c) we did not adequately design and maintain effective information technology policies, including those related to segregation of duties, security and access (grant and monitor) to our financial application programs and data.

2. We did not maintain effective design and operating controls over the completeness and accuracy of period-end financial reporting. Specifically, we did not maintain effective review and monitoring processes and documentation relating to the recording of recurring and non-recurring journal entries.

3. We did not maintain effective design and operating controls to ensure the completeness and accuracy of the judicial deposits and legal lawsuits or performed periodic review/update of them, including the update of expected losses for accrual purposes.

4. We did not maintain effective design and operating controls to ensure the completeness and accuracy or review/monitoring of the post-retirement benefit plans (pension plans) sponsored by us, including detailed review of the actuarial assumptions, reconciliation between actuarial valuation reports and accounting records, as well as cash flows from contribution payments.

5. We did not adequately design and maintain effective design and operating controls at Itaipu with respect to its accounting for property, plant and equipment, specifically, to ensure the completeness, accuracy and validation of its fixed asset acquisitions.

6. We did not maintain effective design and operating controls to ensure the appropriate review/monitoring related to the preparation of our U.S. GAAP financial statements and disclosures. These control deficiencies resulted in audit adjustments for the year ended December 31, 2009 and in the restatement of prior years’ financial statements and respective disclosures. In addition, we did not have internal accounting staff with adequate U.S. GAAP knowledge to supervise and review the accounting process and did not maintain effective controls over the financial reporting process due to insufficient internal personnel with sufficient accounting knowledge, experience and training in the application of U.S. GAAP and did not implement an adequate supervisory review of the accounting process to ensure the financial statements and disclosures were prepared in accordance with U.S. GAAP.

Notwithstanding management’s assessment that our disclosure controls and procedures were not effective and that there were material weaknesses as identified above, we believe that our financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

The effectiveness of the internal control over financial reporting, as of December 31, 2009, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report beginning on page F-1 of the financial statements to this Form 20-F.

Remediation of Material Weakness

In order to remedy the material weakness related to our internal controls over financial reporting, we plan on improving it through communication and training with the business areas of the Eletrobras companies. The communication plan provides for the creation of leaders of internal controls in the business areas, and establishment of targets for the managers of such areas. The Universidade Corporativa offers courses on risks and internal control. Additionally, we plan on organizing seminars at the companies and establishing plans of action for business managers together with our management aiming at reducing the deficiencies.

In order to remedy the material weakness related to the control over completeness and accuracy of period-end financial reporting and period-end close, we have adopted a process of review and approval of reports of the entries performed by every business area. In terms of access to our computer systems, we have already completed an analysis of the systems which maintain separation between our departments and we have eliminated the problems discovered in 2009. We have also redesigned our user profiles to use SAP as we implemented this system.

Regarding the remediation of the material weakness related to completeness and accuracy of the judicial proceedings, as of December 2009, the accounting departments of our subsidiaries (other than Furnas) have included all judicial proceedings in their reportson lawsuits. We are in discussion with our legal department and the legal department of Eletrobras Furnas in order to adopt the same procedure.

In respect of the material weakness related to the control of the post-retirement benefit plans (pension plans) sponsored by us and administered by a third-party plan administrator, we are in the process of creating a system of internal controls to avoid future reliance on the SAS 70 report from the thirty-party plan administrator.

We had discussions with Itaipu and once appointed will discuss with the external auditors of Itaipu the most effective ways to remedy the material weakness related to Itaipu.

Regarding the material weakness related to our U.S. GAAP accounting, starting as of and for the year ended December 31, 2010, we are preparing our consolidated annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) and no longer prepare our consolidated annual financial statements in accordance with U.S. GAAP.

(c) Changes in Internal Control over Financial Reporting

Other than as set forth above, there have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2009.

(d) Attestation Report of the Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated June 30, 2011, on the effectiveness of the internal control over financial reporting as of December 31, 2009, see “Item 18. Financial Statements”.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Charles Carvalho Guedes, a member of our Fiscal Council, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Fiscal Council, see “Item 6. Directors, Senior Management and Employees C. Board Practices—Fiscal Council.”

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

The following table sets forth by category of service the total fees for services provided to Eletrobras by PricewaterhouseCoopers Auditores Independentes and BDO Trevisan Auditores Independentes, respectively, during the fiscal years ended December 31, 20091 and 20082.

	2009[1]	2008[2]
	(R$)
Audit Fees	5,000,000.00	705,483.61
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	5,000,000.00	705,483.61

Audit Fees

Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes and BDO Trevisan Auditores Independentes, respectively, in connection with the audit of our annual financial statements and internal controls, interim reviews of our quarterly financial information comfort letters, procedures related to the audit of income tax provisions in connection with the audit and the review of our financial statements.

Audit-Related Fees

No audit-related fees were paid to PricewaterhouseCoopers Auditores Independentes or BDO Trevisan Auditores Independentes, our prior auditors, for the fiscal years ended December 31, 2009 and 2008.

Tax Fees

No tax fees were paid to PricewaterhouseCoopers Auditores Independentes or BDO Trevisan Auditores Independentes, our prior auditors, for the fiscal years ended December 31, 2009 and 2008.

All Other Fees

No other fees were paid to PricewaterhouseCoopers Auditores Independentes or BDO Trevisan Auditores Independentes, our prior auditors, for the fiscal years ended December 31, 2009 and 2008.

Pre-Approval Policies and Procedures

On April 27, 2005, we adopted a code of ethics that applies to all our employees, including our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to directors and other officers. The objective of this code is: (i) to reduce the possibility of the misinterpretation of ethical principles as a result of subjective, personal interpretation; (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests; (iii) to provide a standard for our internal and external relationships with our shareholders, investors, clients, employees, partners, suppliers, service providers, labor unions, competitors and society, the government and the communities in which we operate; and (iv) to ensure that daily concerns with efficiency, competitiveness and profitability do not override ethical behavior. Our code of ethics is available free of charge by requesting a copy from our Investor Relations Department at the following address: Avenida Presidente Vargas, 409, 9th Floor, Edifício Herm. Stolz, CEP 20071-003 Rio de Janeiro, RJ, Brazil; telephone: +55 21 2514 6331 or +55 21 2514 6333; fax: +55 21 2514 5964; and e-mail: invest@eletrobras.com.

[1]	2009 fiscal year auditing performed by Pricewaterhouse Coopers Auditores Independentes.
[2]	2008 fiscal year auditing performed by BDO Trevisan Auditores Independentes.

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 27, 2009, our board of directors approved the engagement of PricewaterhouseCoopers Auditores Independentes as our independent registered accounting firm for the year ended December 31, 2009. Our board of directors determined not to renew the engagement of BDO Trevisan Auditores Independentes as it determined that for the next five years all of our subsidiaries should be audited by the same independent registered accounting firm. BDO Trevisan Auditores Independentes was prevented from fulfilling this function as it had already served 2 out of the 5 years permitted by Article 31 of CVM Instruction No. 308/99.

The report of BDO Trevisan Auditores Independentes on our financial statements as of and for the year ended December 31, 2008 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

We requested that BDO Trevisan Auditores Independentes furnish us with a letter addressed to the SEC stating whether or not BDO Trevisan Auditores Independentes agrees with the above statements. A copy of the letter from BDO Trevisan Auditores Independentes is attached as Exhibit 16.1 to this annual report.

ITEM 16G.	CORPORATE GOVERNANCE

See “Item 9.C, Markets—Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18, Financial Statements”.

ITEM 18.	FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1.

ITEM 19.	Exhibits

1.1	By-Laws of Centrais Elétricas Brasileiras S.A. – Eletrobras (English translation), incorporated herein by reference from our Annual Report on Form 20-F, filed on July 1, 2009, file No 001-34129.

2.1	Amended and Restated Deposit Agreement dated August 13, 2007 between Centrais Elétricas Brasileiras S.A. – Eletrobras and J.P.Morgan Chase Bank, N.A., incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

2.2	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

4.1	Itaipu treaty signed by Brazil and Paraguay – Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

16.1	Auditor’s Letter Regarding Change in External Auditor

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

	By:	/s/ JOSÉ DA COSTA CARVALHO NETO
	Name:	José da Costa Carvalho Neto
	Title:	Chief Executive Officer

Date: June 30, 2011	By:	/s/ ARMANDO CASADO DE ARAÚJO
	Name:	Armando Casado de Araújo
	Title:	Chief Financial Officer

Consolidated Financial Statements

Centrais Elétricas Brasileiras S.A. -

ELETROBRAS and Subsidiaries

December 31, 2009, 2008 and 2007

with Report of Independent Auditors

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

AND SUBSIDIARIES

Consolidated financial statements

December 31, 2009, 2008 and 2007

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

Eletrobras—Centrais Elétricas Brasileiras S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, consolidated cash flow statements, consolidated statements of changes in equity and consolidated statements of comprehensive income (loss) present fairly, in all material respects, the financial position of Eletrobras S.A. and its subsidiaries at December 31, 2009 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), because material weaknesses in internal control over financial reporting existed as of that date, related to the following: (i) lack of an effective internal control environment, considering that internal control deficiencies were not remediated in a timely manner, the Company did not adequately define responsibility with respect to its internal controls over financial reporting and the necessary lines of communication throughout the organization, the Company did not adequately perform a risk assessment to identify risks so as to ensure that effective controls were adequately designed and implemented that would prevent and detect material misstatements to its financial statements, and the Company did not adequately design and maintain effective information technology policies, including those related to segregation of duties, security and granting and monitoring access to its financial application programs and data; (ii) lack of effective review and monitoring processes and documentation relating to the recording of recurring and non-recurring journal entries; (iii) lack of effective controls to ensure the completeness/accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes; (iv) lack of effective controls to ensure the completeness/accuracy or the review/monitoring of the postretirement benefits plans (pension plans) sponsored by the Company, including detailed review of the actuarial assumptions, reconciliation between actuarial valuation reports and accounting records, as well as the cash flow for the contribution payments; (v) lack of effective controls at the Itaipu Binacional Business Unit with respect to its accounting for property, plant and equipment, and (vi) lack of effective controls to ensure the appropriate review/monitoring related to the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (USGAAP) and related disclosures and insufficient complement of internal personnel with a sufficient level of accounting knowledge in USGAAP. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying “Management’s Report on Internal Control over Financial Reporting”. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for those financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rio de Janeiro, June 30, 2011

PricewaterhouseCoopers

Auditores Independentes

/s/ PricewaterhouseCoopers

Auditores Independentes

BDO Auditores Independentes Rua 7 de Setembro, 71 15º e 21º floors - Downtown Rio de Janeiro - RJ - Brazil 20050-005 Tel.: +55 (21) 2509-9627 Fax.: +55 (21) 2221-1395 www.bdobrazil.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Centrais Elétricas Brasileiras S.A. – ELETROBRÁS

1	We have audited the accompanying consolidated balance sheets of Centrais Elétricas Brasileiras S.A. – ELETROBRÁS and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financing reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financing reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centrais Elétricas Brasileiras S.A. – ELETROBRÁS and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

4	As discussed in Note 3 to the financial statements, the 2008 and 2007 financial statements have been restated for the correction of a misstatement.

BDO Auditores Independentes

/s/ BDO Auditores Independentes

Rio de Janeiro, Brazil

June 30, 2009, except for Notes 2.v), 2.z) and 3, which reporting date is March 31, 2011.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
AND SUBSIDIARIES

Consolidated balance sheets

December 31, 2009 and 2008

(In thousands of Brazilian reais)

	Note	2009	2008

			(Restated)1
Assets
Current assets
Cash and cash equivalents	4	8,183,224	5,593,569
Cash restricted	5	1,341,719	734,386
Accounts receivable, net	6	4,732,434	4,991,458
Financial Investments	7	7,662,640	7,439,509
Deferred regulatory assets	10	2,155	25,124
Loans and financings receivable	11	1,351,995	1,463,667
Recoverable taxes	12	1,035,622	1,741,195
Materials and supplies		865,187	767,283
Sundry debtors		590,826	388,920
Fuel consumption account		375,558	554,748
Compensation right		946,212	516,766
Prepaid charges		88,176	76,874
Fair value of derivatives		227,540	52,640
Judicial deposits		57,150	172,593
Nuclear fuel inventories	8	365,213	323,604
Other current assets		504,612	1,048,965

		28,330,263	25,891,301

Property, plant and equipment, net	14	74,434,654	78,624,207

Investments in affiliates	13	9,456,471	8,103,288

Non-current assets
Deferred regulatory assets	10	17,913,832	23,609,493
Accounts receivable, net	6	1,762,580	2,293,343
Loans and financings receivable	11	3,922,946	4,354,362
Judicial deposits		1,457,100	919,377
Financial Investments	7	687,291	262,171
Deferred income and social contribution taxes	9	2,724,569	1,333,323
Stored nuclear fuel and supplies	8	755,434	725,142
Recoverable taxes	12	1,941,084	1,345,725
Fuel consumption account		1,074,402	572,279
Fair Value of Derivatives	27a	228,020	40,050
Compensation rights		1,842,309	4,312,809
Other non-current assets		478,038	828,559

		34,787,605	40,596,633

Total assets		147,008,994	153,215,429

	Note	2009	2008

			(Restated)1
Liabilities and shareholders’ equity
Current liabilities
Suppliers		2,918,898	1,925,416

Taxes payable	17	1,257,182	2,075,726
Loans and financing	15	1,348,641	2,664,233
Compulsory loan	22	12,941	85,205
Federal treasury credits	18	76,036	72,236
Fuel consumption account		923,535	670,482
Employee post-employment benefits	20	50,726	44,980
Shareholders’ remuneration and dividends	24	2,871,209	1,716,616
Remuneration and reimbursement		1,264,046	923,344
Research and development		221,973	269,062
Fees as per regulations		914,839	1,174,963
Estimated obligations		1,040,360	693,444
Deferred revenue from embeded derivative		40,050	296,134
Finance leases obligations	16	108,827	104,984
Other current liabilities		326,610	439,086

		13,375,874	13,155,911
Long-term liabilities
Taxes payable	17	980,201	1,616,694
Deferred income and social contribution taxes	9	1,502,229	1,240,848
Loans and financing	15	25,532,934	29,892,516
Compulsory loan	22	127,358	129,866
Federal treasury credits	18	1,344,571	2,854,201
Fuel consumption account		908,832	1,432,982
Employee post-retirement benefits	20	3,326,006	4,132,733
Anticipated Energy Sell		978,980	1,018,488
Global reversal reserve	31	7,656,946	7,193,770
Decommissioning of nuclear power plants	19	323,327	266,168
Deferred revenue from embedded derivative	27a	228,020	40,050
Advances for future capital increase	23	4,712,825	4,287,353
Finance leases obligations	16	1,639,448	1,686,523
Contingencies provision	21	4,066,556	4,453,361
Shareholders’ remuneration and dividends		7,697,579	9,336,858
Other long-term liabilities		2,809,555	746,627

		63,835,366	70,329,039

Shareholders’ equity
Capital stock	24a	26,156,567	26,156,567
Additional paid-in capital		25,750,918	26,100,436
Appropriated retained earnings		19,486,518	19,522,580

Accumulated losses		(4,267,456)	(2,299,573)
Accumulated other comprehensive income (loss)	3(y)(i)	2,483,744	(38,451)

Total Company Shareholders’ equity		69,610,291	69,441,559
Non-Controlling interest in subsidiaries		187,463	288,921

Total liabilities and shareholders’ equity		147,008,995	153,215,429

1	See Note 3

The accompanying notes are an integral part of the consolidated financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

AND SUBSIDIARIES

Consolidated income statements

Years ended December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais, except for the earnings per thousand of share)

	Note	2009	2008	2007

			(Restated)1	(Restated)1
Consolidated Income Statement
Net operating revenues
Electricity Sales		27,099,094	31,615,696	26,778,542
Other operating revenues		1,577,550	993,180	760,840
Taxes on revenues		(2,552,021)	(2,449,417)	(2,009,813)
Regulatory charges on revenues		(1,292,859)	(1,191,673)	(1,260,043)

Total net operating revenues		24,831,764	28,967,786	24,269,526

Operating costs and expenses
Electricity purchased for resale	25a	(2,688,397)	(5,685,215)	(3,276,345)
Fuel for electric power production	25d	(742,372)	(1,158,856)	(820,780)
Use of basic transmission network		(1,270,463)	(1,101,220)	(951,599)
Depreciation and amortization	14	(3,476,954)	(3,808,989)	(3,067,167)
Payroll and related charges/ Third-party services/ Material and supplies	25b	(7,115,042)	(6,047,795)	(5,409,535)
Deferred loss from ITAIPU		(395,026)	(405,793)	(432,318)
Operating provisions	25c	(2,401,250)	(773,860)	(796,273)
Donations and contributions		(237,872)	(217,913)	(198,990)
Remuneration and reimbursement		(1,806,482)	(1,722,240)	(1,677,902)
Impairment		(266,293)	(770,231)	(899,508)
Other operating costs and expenses		(888,064)	(686,621)	(1,791,089)

Total operating costs and expenses		(21,288,214)	(22,378,733)	(19,321,506)

Financial income (expenses), net	26	(6,056,298)	4,796,592	(3,344,234)

Income (loss) before income taxes and social contribution		(2,512,748)	11,385,645	1,603,786

Income taxes and social contribution
Current	9a	1,083,337	(2,766,506)	(2,037,796)

Deferred	9a	(109,148)	(617,214)	1,141,386

		974,190	(3,383,720)	(896,410)
Net (loss) income for the year		(1,538,558)	8,001,925	707,377

Net (loss) income attributable to non-controlling interest in subsidiaries		(94,927)	(12,833)	15,786

Net (loss) income attributable to the Company’ shareholders		(1,633,485)	7,989,092	723,163

Less priority preferred shares dividends		(315,142)	(315,142)	(289,059)
Preferred A		(272)	(272)	(252)
Preferred B		(314,870)	(314,870)	(288,807)

Remaining (loss) net income to be equally allocated to common and preferred shares		(1,948,627)	7,673,950	434,103
Denominator
Weighted-average outstanding shares
Common		905,023,527	905,023,527	905,023,527
Preferred A		146,920	146,920	146,920
Preferred B		227,186,643	227,186,643	224,328,055

		1,132,357,090	1,132,357,090	1,129,498,502

1	See Note 3

The accompanying notes are an integral part of the consolidated financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

AND SUBSIDIARIES

Consolidated statements of changes in shareholders’ equity

Years ended December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

	2009	2008	2007

		(restated)1	(restated)1
Capital stock
Preferred
Balance, beginning of year	6,737,222	6,737,222	6,737,222

Balance, end of year	6,737,222	6,737,222	6,737,222

Common
Balance, beginning of year	19,419,345	17,498,607	17,498,607
Transfer from unappropriated retained earnings	-	1,920,738	-

Balance, end of year	19,419,345	19,419,345	17,498,607

	26,156,567	26,156,567	24,235,829

Additional paid-in capital
Balance, beginning of year	25,750,918	25,609,880	25,609,880
Capital increases	-	141,038	-

Balance, end of year	25,750,918	25,750,918	25,609,880

Appropriated retained earnings
Profit reserves
Balance, beginning of year	19,522,580	17,499,537	16,632,738
Transfer from unappropriated retained earnings	-	2,361,937	866,799
Transfer to capital stock	-	1,920,738	-
Other transfers	(36,062)	1,581,738	-

Balance, end of year	19,486,518	19,522,580	17,499,537

Accumulated losses
Balance, beginning of year	(2,299,573)	(1,782,220)	(1,534,203)
Net income attributable to Company shareholders’	(1,633,485)	7,989,092	723,162
Transfer to appropriated retained earnings	(36,062)	(2,361,937)	(866,799)
Dividends and interest on capital attributable to Company shareholders’	(298,336)	(1,865,573)	(538,104)
Unrealized holdings, gains (losses) arising during the year	-	(2,226,585)	(2,015,745)
Reclassification adjustment for (gains) losses included in OCI	-	(2,052,350)	2,449,469

Balance, end of year	(4,267,456)	(2,299,573)	(1,782,220)

Accumulated other comprehensive income (loss)
Balance, beginning of year	(38,451)	2,013,899	(435,570)
Adjustments from years	2,522,195	(2,052,350)	2,449,469

Balance, end of year	2,483,744	(38,451)	2,013,899

Adjustment invesments	3,579,320	2,331,022	2,449,469
Adjustment from conversion	(15,043)	-	-
Pension Plan	(1,080,533)	(2,369,473)	(435,570)

Accumulated other comprehensive income	2,483,744	(38,451)	2,013,899

Non-controlling interest in subsidiaries
Balance, beginning of year	288,921	307,118	293,956
Net income (loss) alocated to non-controlling	(94,927)	(12,833)	15,786
Dividends paid	(6,531)	(5,364)	(2,624)
Balance, end of year	187,463	288,921	307,118

Shareholders’ equity at end of year	69,797,754	69,380,962	67,884,043

Consolidated statements of comprehensive Income

Years ended December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

	2009	2008	2007

Net (loss) income for the year	(1,633,485)	7,989,092	723,163

Other comprehensive income
Unrealized Gain (loss) in Investments available for sale	1,248,298	(115,532)	2,449,469
Surplus (deficit) due to Pension Plan Accrual	1,288,940	(1,936,818)	—
Adjustment from conversion	(15,043)

Total comprehensive Income for the year	888,710	5,936,742	3,172,632

The accompanying notes are an integral part of the consolidated financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

AND SUBSIDIARIES

Consolidated statements of cash flow

Years ended December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

	2009	2008	2007

		(restated)1	(restated)1
Net (loss) income for the year	(1,538,558)	8,001,925	707,377
Adjustments to reconcile net income to net cash provided by Operating activities
Depreciation and amortization	3,476,954	3,808,989	3,067,167
Exchange variations on loans, net	3,603,064	(6,955,744)	2,211,975
Operating provisions	2,401,250	773,860	(796,273)
Provision for supplementary pension plan	315,833	(10,029)	175,230
Profit sharing to employees	207,482	176,817	(159,926)
Financial charges dividends payable	1,467,632	1,599,504	1,370,808
Itaipu’s income to offset	395,026	405,793	432,818
Deferred income taxes and social contribution	(974,190)	3,383,720	814,447
Regulatory Asset/Liabilitity	784,895	(1,338,020)	(287,746)
Others	(739,099)	(564,129)	(507,729)

Decrease (increase) in assets
Accounts receivable	1,352,053	(228,451)	(2,667,350)
Material and suppliers	(97,904)	(119,508)	77,843
Recoverable taxes	110,214	(170,426)	98,874
Derivatives of assets	(362,870)	499,330	(416,280)
Compensantion rights	(429,446)	(337,306)	97,802
Other current assets	357,266	(4,184,175)	4,830,931
Other non-current assets	(175,598)	926,801	(430,098)

Increase (decrease) in liabilities
Compulsory loan	(74,772)	(84,013)	(100,859)
Accounts payable	993,482	22,173	(253,065)
Taxes and contributions payable	(2,169,567)	(307,169)	(2,237,764)
Contingencies provision	(386,806)	480,121	(445,615)
Pension plan liabilities	(800,981)	1,835,030	1,583,494
Federal treasury credits	(1,505,830)	2,141,298	(274,208)
Remuneration and reimbursement	340,702	479,119	295,560
Derivatives liabilities	(68,114)	(440,538)	231,578
Other current liabilities	180,281	176,453	653,222
Other non-current liabilities	(506,499)	95,912	(806,320)

Cash provided by operating activities	6,060,973	10,054,604	7,281,679

Acquisition of investments in affiliates	(1,161,036)	(740,928)	900,294
Acquisition of property, plant and equipment	(4,998,588)	(4,107,586)	(3,521,642)
Loans and financing receivable provided to affiliates	(561,732)	(1,062,135)	-
Loans and financing received from affiliates	1,256,263	5,902,297	-
Acquisition of intangible assets	(176,532)	(15,091)	-
Receipt of return on investment in companies	1,359,579	744,213	-
Cash restricted	(607,333)	95,679	184,179
Payment of judicial deposits	(431,924)	(23,453)	(341,224)
Others	5,994	(93,827)	(19,686)

Cash flow provided by (used in) investing activities	(5,315,309)	699,169	(2,798,079)

Long-term loans and financing obtained	3,114,730	2,999,503	1,503,372
Payment of loans and financing – principal	(797,337)	(1,066,550)	(1,463,326)
Payments of financing obligations	(1,058,099)	(8,661,237)	(3,682,839)
Payment of shareholders’ remunerations and dividends	(1,132,677)	(1,224,532)	(751,127)
Receivable of financing obligations	574,508	69,666	(807,126)
Payment of refinancing - taxes and contributions – principal	(97,480)	(96,501)	(129,505)
Received from Global Reversion Reserve (RGR)	825,548	(65,256)	875,571
Paid to Global Reversal Reserve (RGR) obligations	(945,791)	(202,838)	(1,023,672)
Payment of leasing installments	(43,232)	(26,062)	(20,537)
Others	1,403,821	(274,425)	(813,468)

Cash flow provided by (used in) financing activities	1,843,991	(8,548,232)	(6,312,657)

Increase (decrease) in cash and cash equivalents	2,589,655	2,205,541	(1,829,057)
Cash and cash equivalents at beginning of year	5,593,569	3,388,028	5,217,085

Cash and cash equivalents at end of year	8,183,224	5,593,569	3,388,028

Cash paid for
Interest	1,058,099	729,702	1,895,067
Income taxes and social contribution	907,258	742,210	1,282,137

1	See Note 3

The accompanying notes are an integral part of the consolidated financial statements.

F-10

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.	The Company and its operations

ELETROBRAS is a publicly-traded company headquartered at Setor Comercial Norte, Quadra 4, Bloco B - 100, sala 203 - Asa Norte, Brasília (Federal District), with shares traded on the São Paulo - Brazil, New York - United States of America and Madrid - Spain, stock markets. The objective of ELETROBRAS is to conduct studies, projects, construction and operation of electric power plants, transmission and distribution lines, as well as the underlying commercializing operations arising therefrom. Also, ELETROBRAS’ activities consist of assisting the Ministry of Mining and Energy in designing the country’s policy for the electric energy sector; granting loans and financing, providing guarantees, locally or abroad, as well as acquiring debentures of companies and holders of public electric power services under ELETROBRAS control; granting loans and guarantees, locally or abroad, for technical and scientific research institutions under ELETROBRAS control; promoting and supporting research in the power sector in connection with the generation, transmission and distribution of electric power as well as studies involving the exploitation of watershed for various purposes; contributing to the education of technical staff and qualified workers required by the Brazilian electric power sector through specialized training programs or assistance to national educational institutions or by providing scholarships or signing agreements with foreign institutions that promote the development of specialized technical personnel; and technically and administratively cooperating with companies in which it holds interests and with the agency of the Ministry of Mining and Energy.

The Company is responsible for managing sectoral resources represented by RGR (Global Reversion Reserve), CDE (Energy Development Account), UBP (Use of Public Assets), CCC (Fuel Consumption Account), which finance the Federal Government programs LUZ PARA TODOS (Universalization of the Access to Electric Power), RELUZ (National Program for Efficient Public Lighting) and PROCEL (National Electric Power Preservation Program) and the fossil fuels used in the isolated power generating systems.

.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.	The Company and its operations (Continued)

ELETROBRAS also manages PROINFA (Incentive Program for Alternative Sources of Electric Power), a program of the Federal Government that aims to enhance the diversification of the Brazilian energy model and search for regional solutions based on renewable electric power sources produced by independent agents, available input and applicable technology, ELETROBRAS is entitled to buy and resell the energy thus produced until 2026.

ELETROBRAS is the majority stockholder of Furnas Centrais Elétricas S.A. - FURNAS, Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE, Companhia Hidro-Elétrica do São Francisco - CHESF, ELETROSUL Centrais Elétricas S.A., Eletrobras Termonuclear S.A. - ELETRONUCLEAR, Companhia de Geração Térmica de Energia Elétrica - CGTEE, Amazonas Energia S.A. (previously called Manaus Energia S.A.), ELETROACRE, CEAL, CEPISA and CERON. The basic function of these companies is the generation, transmission and distribution of electric power.

ELETROBRAS is also the controlling stockholder of Eletrobras Participações S.A. - ELETROPAR, and is participant in the shared management and the responsible agent for the commercialization of the electric power generated by ITAIPU BINACIONAL, under the International Agreement between the Federal Governments of Brazil and Paraguay.

The Company indirectly holds control of the company Boa Vista Energia S.A., controlled by ELETRONORTE, who operate in the distribution of electric power in the State of Roraima.

ELETROBRAS system plants’ total installed capacity, considering ITAIPU BINACIONAL and ELETRONUCLEAR corresponds to approximately 39,453 MW, and electric power generation is based on the following assumptions:

a)	Existence of periods, both during the day and over a year time span, where energy demand is higher or lower vis-à-vis the plant or generation system capabilities;

b)	Existence of periods when operation of machinery is halted for preventive or corrective maintenance; and

c)	Water availability in the river where it is located,

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.	The Company and its operations (Continued)

Electric power production at the plants is the responsibility of the Electric Power Operation Planning and Programming, which provides for annual-to-hourly-through-daily time spans and details, as determined by ONS - the National Electric System Operator, ONS determines the volumes and the sources of generation required to meet, the country’s demand in an optimized manner, based on factors including water levels for our hydroelectric plants, generation capacity and cost and the feasibility of transmission through the interconnected system.

	River (*)	Capacity in MW (*)	End of concession

Operating
UHE FURNAS	Grande	1,216	July 2015
UHE Estreito	Grande	1,050	July 2015
UHE Marimbondo	Grande	1,440	March 2017
UHE Itumbiara	Paranaíba	2,082	February 2020
UHE Serra da Mesa	Tocantins	618	May 2011
UHE Luiz Gonzaga	São Francisco	1,479	October 2015
UHE Xingo	São Francisco	3,162	October 2015
UHE Sobradinho	São Francisco	1,050	February 2022
UHE Tucuruí	Tocantins	8,370	July 2024
UHE Complexo Paulo Afonso	São Francisco	3,880	October 2015
UTE Santa Cruz	-	932	July 2015
Other generation concessions	-	5,166	Until 2035

In construction
Simplício	Paraíba do Sul	334	August 2041
Baguari	Doce	140	August 2041
Batalha	São Marcos	53	August 2041

		30,972

(*)   Unaudited,

The transmission capacity of ELETROBRAS system is as follows:

	Lines (Km) (*)	Substations (*)	End of concession

Furnas	19,348	47	July 2015
Eletronorte	10,374	59	July 2015
CHESF	18,939	83	June 2037
Eletrosul	10,369	36	July 2015
Amazonas	860	22	July 2015

	59,890	247

(*)   Unaudited,

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.	The Company and its operations (Continued)

The eletric energy distribution of ELETROBRAS system is as follows:

Company	Geographic region	Cities assisted (*)	Concession term

Eletroacre	State of Acre	25	2015
Ceron	State of Rondônia	52	2015
Ceal	State of Alagoas	102	2015
Cepisa	State of Piauí	224	2015
Amazonas Energia	State of Manaus	62	2015
Boa Vista	State of Roraima	1	2015

(*) Unaudited

The Company’s consolidated subsidiaries include the following:

Ownership percentage
Subsidiaries	2009

Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE	99.03%
Companhia Hidroelétrica do São Francisco S.A. - CHESF	99.45%
Furnas Centrais Elétricas S.A. - FURNAS	99.54%
Amazonas Energia S.A.	100% (c)
Boavista Energia S.A.	100% (b)

Companhia de Geração Térmica de Energia Elétrica - CGTEE	99.94%
Eletrobrás Termonuclear S.A. - ELETRONUCLEAR	99.81%
ITAIPU BINACIONAL	50% (d)

ELETROSUL Centrais Elétricas S.A. - ELETROSUL	99.71%
SC Energia	100% (e)
RS Energia	100% (e)

Companhia Energética do Piauí S.A. - CEPISA	98.56%
Companhia Energética de Alagoas S.A. - CEAL	75.16%
Centrais Elétricas de Rondônia S.A. - CERON	99.96%
Companhia de Eletricidade do Acre S.A - ELETROACRE	93.29%
FIDC FURNAS I	100% (a)
FIDC FURNAS II	100% (a)

Eletrobras Participações S.A. - ELETROPAR	81.61%

Note (a):   Indirect interest though FURNAS.

Note (b):   Indirect interest through ELETRONORTE.

Note (c):   Previously called Manaus Energia S.A.

Note (d):   Joint venture owned equally by ELETROBRAS and ANDE.

Note (e):   Indirect interest through ELETROSUL.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.	The Company and its operations (Continued)

„	Centrais Elétricas do Norte do Brasil S.A. (“ELETRONORTE”) - Its principal activities are the generation, transmission and commercialization of electric power, with operations in the geographical area covered by the Brazilian States of Acre, Amapá, Maranhão, Mato Grosso, Pará, Rondônia, Roraima and Tocantins, Beginning in 2003, with the gradual elimination of its supply contracts - known as initial contracts - at the rate of 25% per annum, ELETRONORTE started to serve also other geographical areas in Brazil.

ELETRONORTE has a wholly-owned subsidiary Boa Vista Energia S.A. - that operates in the electric power distribution business in the Brazilian State of Roraima.

„	Companhia Hidroelétrica do São Francisco S.A. (“CHESF”) - Its main activities are the generation and transmission of electric power, The company’s largest market is located in northeastern Brazil, especially in the Brazilian States of Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará and Piauí, Beginning in 2003, with the gradual elimination of its supply contracts- initial contracts - at the rate of 25% per annum, CHESF started to serve also other geographical areas in Brazil.

„	Furnas Centrais Elétricas S.A. (“FURNAS”) - Its principal activities are the generation, transmission and commercialzation of electric power, with operations in the geographic area covered by the Brazilian Federal District and the Brazilian States of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso and Tocantins.

„	Companhia de Geração Térmica de Energia Elétrica S.A. (“CGTEE”) - Its principal activity is the generation of electric power through means other than hydroelectric power, with operations in the southern region of Brazil.

„	Amazonas Energia S.A. - Its principal activity is the generation and distribution of electric power in the Brazilian State of Amazonas.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.	The Company and its operations (Continued)

„	Eletrobras Termonuclear S.A. (“ELETRONUCLEAR”) - Its main activities are the construction and operation of nuclear power plants, the generation of electric power produced thereby and the rendering of related engineering services, ELETRONUCLEAR has developed activities in connection with the operation of the Angra I and Angra II nuclear power plants, as well as with the construction of Angra III, The energy generated by ELETRONUCLEAR is sold through FURNAS.

„	Itaipu Binacional (“ITAIPU BINACIONAL”) is a joint venture owned equally by ELETROBRAS and ANDE - Administración Nacional de Eletricidad (a company owned by the Government of Paraguay), It was created by an international treaty entered into by the governments of Brazil and Paraguay, which establishes the overall terms and conditions that apply to ITAIPU BINACIONAL, ELETROBRAS is responsible for acquiring and reselling its share (50%) of the electric power generated by ITAIPU BINACIONAL.

ITAIPU BINACIONAL is entitled to full tax exemption in both countries, in accordance with the terms of the international treaty.

ITAIPU’s BINACIONAL shareholders’ equity (“equity investment at risk”) is not sufficient to allow it to fund its activities, Consequently, it needs financial support from ELETROBRAS and the Brazilian Federal Government (ELETROBRAS’ majority shareholder), Of ITAIPU’s BINACIONAL debt, 42% is financed by ELETROBRAS (which obtains those funds from the Brazilian Treasury and/or from international banks, with a guarantee from the Brazilian Treasury), 56% by the Brazilian Treasury and 1% by other creditors, The guarantors of the ELETROBRAS debt relating to Itaipu are the Brazilian Treasury and the Brazilian Federal Government.

In addition, even though ELETROBRAS is responsible for commercializing its share (50%) of the electric power generated by ITAIPU BINACIONAL, historically the Company has been responsible for the consumption of about 96% of all the electric power generated by ITAIPU BINACIONAL.

Based on the reasons discussed above, ITAIPU BINACIONAL has been included in the consolidated financial statements of ELETROBRAS, in accordance with ASC-810.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.	The Company and its operations (Continued)

„	ELETROSUL Centrais Elétricas S.A. (“ELETROSUL”) - Its main activity is the transmission of electric power over a transmission system extending over 8,165 Km of lines, with 36 substations located in the Brazilian States of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná.

Since February 2009, ELETROSUL has wholly-owned subsidiaries SC Energia and RS Energia that operates in the electric power transmission business in the Brazilian States of Santa Cantarina and Rio Grande do Sul, respectively.

„	Companhia Energética do Piauí S.A. (“CEPISA”) holds a concession to provide electric power distribution in the Brazilian State of Piauí, and is part of the Brazilian National Privatization Plan,

„	Companhia Energética de Alagoas S.A. (“CEAL”) holds a concession to provide electric power distribution in the Brazilian State of Alagoas, and it is part of the Brazilian National Privatization Plan.

„	Centrais Elétricas de Rondônia S.A. (“CERON”) holds a concession to provide electric power distribution in the Brazilian State of Rondônia, and it is part of the Brazilian National Privatization Plan.

„	Companhia de Eletricidade do Acre S.A. (“ELETROACRE”) holds a concession to provide electric power distribution in the Brazilian State of Acre, and it is part of the Brazilian National Privatization Plan.

„	Eletrobras Participações S.A. (“ELETROPAR”) holds minority interests in the following concessionaires of electric power distribution: AES Eletropaulo Metropolitana de Eletricidade de São Paulo S.A. - AES ELETROPAULO, Energias do Brasil S.A. - ENERGIAS DO BRASIL, Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP, Empresa Metropolitana de Águas e Energia S.A. - EMAE and CPFL Energia S.A. - CPFL Energia.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.	The Company and its operations (Continued)

„	Empresa de Transmissão de Energia do Rio Grande do Sul S.A. (“RS ENERGIA”) was organized on December 20, 2005, as a Special Purpose Company (SPE), for the construction, operation and maintenance of the 525 kV transmission line, from Campos Novos ( State of Santa Catarina) - to Nova Santa Rita (State of Rio Grande do Sul), under a concession granted for the term of 30 years by the Federal Government through ANEEL, Construction of the sub-stations was concluded and the voltage control reactors of Nova Santa Rita Sub-Station were integrated with the Basic Network on December 16, 2007, for the commercial operation to be started on May 11, 2009.

„	Empresa de Transmissão de Energia de Santa Catarina S.A. (“SC ENERGIA”) was organized on October 8, 2004, as a Special Purpose Company (SPE), for the construction, operation and maintenance of the 525 KV transmission line, from Campos Novos to Blumenau (both in the State of Santa Catarina), under a concession granted for the term of 30 years, granted by the Federal Government through ANEEL, The transmission line became operational in September 2006.

„	Credit Assignment Investment Fund - (“FDIC Furnas I and II”) used credit assignments to borrow money to finance its investment program, Two investment funds were created (FURNAS I and FURNAS II) with joint liability of FURNAS for the payment of credit rights, collateralized by the contractual assignment of credit rights and other contractual rights.

2.	Summary of main accounting practices

In preparing these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. The Company’s financial statements include various estimates for,among others, (i) the recoverability of deferred regulatory assets, (ii) valuation allowances for accounts receivable and deferred tax assets, (iii) the useful lives of property, plant and equipment, (iv) provisions necessary for contingent losses, (v) estimates of employee post-retirement benefit obligations, and (vi) the fair value of derivatives.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

a)	Basis of preparation of the consolidated financial statement

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from accounting practices adopted in Brazil as applied by ELETROBRAS in its statutory financial statements, which are prepared and filed in accordance with the Brazilian Securities Commission (“CVM”).

In addition, ELETROBRAS maintains its accounts as prescribed by the National Electric Energy Agency - ANEEL, responsible for defining the specific accounting practices and procedures for the Brazilian electric energy sector. These procedures are adopted by electricity public utility concessionaires in recording their operations, to allow the regulatory agency to carry out its regulatory and inspection prerogatives established by legislation applicable to electricity public utility services.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (i) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (ii) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with ASC 810 “Consolidation”. Intercompany accounts and transactions are eliminated. The entities included in the consolidated financial statements are set forth in Note 1.

c)	Assets and liabilities denominated in foreign currencies or subject to indexation

Assets and liabilities denominated in foreign currencies relate principally to financing and are translated into Brazilian reais at the official exchange rates reported by the Brazilian Central Bank - BACEN, at each balance sheet date. Transactions denominated in Brazilian reais and contractually or legally subject to indexation are restated at the balance sheet date by applying the respective inflation index. Foreign currency exchange and monitory variation gains and losses are recognized on accrual basis in the income statement corresponding tothe relevant year.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

d)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

e)	Restricted cash

Restricted cash consists mainly of investments that are legally restricted to capital expenditures and subsidies to thermoelectric operations and the ones that do not fall under the three months period threshold as described in the preceding item.

f)	Accounts receivable

Accounts receivable are stated at realizable values and include (i) amounts billed to customers, including when, applicable, late fees, and (ii) accrued revenues relating to unbilled energy supplied to customers as of the balance sheet date, as well as those negotiated within the Câmara de Comercialização de Energia Elétrica - CCEE (Electric Power Chamber of Commerce).

Allowance for doubtful accounts is established by management in an amount considered sufficient to net probable future loss related to uncollectable accounts, and according to a comprehensive analysis that takes into consideration the following factors:

i.	Residential consumers overdue for more than 90 days;
ii.	Commercial consumers overdue for more than 180 days;
iii.	Industrial, rural, government agencies, public lighting and public utility consumers overdue for more than 360 days;
iv.	Individual analysis for each consumer,including:

„	management’s experience of actual losses on consumers;
„	existence of collateral guarantees;
„	analysis of renegotiated debts (current and overdue amounts) and;
„	analysis of insolvent or bankrupt customers,

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

g)	Financial Investments

Financial Investments have been substantially classified by the Company as held to maturity, based upon intended strategies with respect to such securities.

The financial investments classified as held to maturity are long term in nature as the investments are not expected to be sold or otherwise liquidated until the maturity date. These securities are recorded at amortized cost.

h)	Deferred regulatory assets

Deferred regulatory assets are in accordance with the criteria set forth in ASC-980, Accounting for the Effects of Certain Types of Regulation, including the following:

ITAIPU recoverable costs

For local financial statements purposes, ITAIPU BINACIONAL records the accumulated results as a regulatory asset or liability, because that amount will be recovered through future tariffs. For U.S GAAP purposes, the net amount is also considered recoverable costs to be deferred under ASC-980, and it is recorded as a separate line item in the consolidated balance sheet.

i)	Recoverable taxes

Taxes on revenues consists of Impostos Sobre Circularização de Mercadorias e Serviços - ICMS (Value Added Tax - VAT), a sales tax charged on gross revenues. The company is subject to different VAT rates in the different states it operates, with the rate of VAT ranging from 7% to 27%. The company is not liable for any taxes on our revenues from transmission, in accordance with applicable regulation.

The VAT (ICMS) taxes are not cumulative and amounts paid related to this tax in the acquisition of products and/or services can be offset when these products and services are sold, which means a tax credit is generated when the product or service is purchased made and offset upon sale to the final customer.

The amounts relating to the VAT (ICMS) taxes are presented in the Current Assets and Current liabilities because they refer to the balances related to different companies and different states and accordingly, the local law does not permit a presentation of net amounts. The counterpart of these accounts is filed as Taxes on Revenues in the Income Statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

i)	Recoverable taxes (Continued)

Other taxes on revenues consist of Programa de Integração Social - PIS and Contribuição para o Financiamento da Seguridade Social - COFINS, which the rates are 1.65% and 7.6%, respectively.

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

The monthly amortization of operational expenses is step through the unit of production method taking into account the energy actually generated monthly in comparison to the total energy calculated for each fuel element.

k)	Investments in Affiliates

In February 2007, FASB issued ASC 320, “Investments in Debt and Equity Securities” (“ASC 320”). ASC 320 requires that at acquisition, an entity shall classify equity securities into trading securities, available for sale securities or held-tomaturity and it also permits entities to measure investments in debt and equity securities at fair value when there is readily determinable fair value information.

Accordingly, investments in affiliates are classified as available for sale securities. These investments are recognized at their publicly quoted market price, when available and under cost basis as per ASC 325 – “Cost method investments when readily determinable fair value information is not available.

The fair value of a cost-method investment is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. The Company determined, that it is not practicable to estimate the fair value of these investments because a quoted market price is not available and the cost of obtaining an independent valuation appears excessive considering the materiality of the instruments to the entity.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

l)	Property, plant and equipment

Property, plant and equipment is stated at acquisition and construction cost, restated to reflect price-level changes through December 31, 1997, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to results of operations.

The net results of disposals of fixed assets are recorded as part of operating income. Interest relating to debt obtained from third parties incurred during the construction period is capitalized and other financing charges, excluding foreign exchange losses, incurred during the during the construction period on third-party financing are also capitalized, and in accordance with ASC-835 “Capitalization of interest cost”.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable from operating earnings on an undiscounted cash flow basis. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows.

When management detemines that the carrying value of property, plant and equipment may not be recoverable, any impairment loss, is measured based on a projected discounted cash flow method using a discounted rate determined to be commem rate with the risk inherent in the company’s current business model.

The subsidiary ELETRONUCLEAR is contractually obligated to dismantle its nuclear power plants at the end of their useful lives, The Company adopted ASC 410, “Asset Retirement and Environmental Obligations”(“ ASC 410”) in 2003. Under ASC 410, the fair value of asset retirement obligations is recorded as liability on a discounted cash flow basis when incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets, on average 40 years. Over time, the amounts recognized as liabilities will be accreted through earnings for the change in their present value until the related assets are retired or sold. Whenever changes in the amount of estimated decommissioning cost are identified, the accrual is adjusted.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

l)	Property, plant and equipment (Continued)

The Company has the responsibility to operate certain equipments from the Brazilian Federal Government and from electric energy consumers related to the Company’s operations incorporated as fixed assets to be used exclusively for capital investments in the electric energy network. These fixed assets are recorded as a reduction of the related property, plant and equipment. The operating of this equipment does not impact on our income statement or shareholders’ equity.

m)	Income tax and social contribution

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach for current and deferred taxes recognition. The tax effects of tax losses carry forwards and temporary differences have been calculated considering the enacted tax rates for the purpose of recording deferred income tax. Brazilian tax losses carry forwards have no expiration date, though offset is restricted to 30% of annual taxable income.

We review the ability to utilize deferred tax assets annually and establish a valuation allowance using a “more likely than not” criterion, based on historical and projected future taxable income, and the expected timing of the reversals of existing temporary differences.

This interpretation provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not that the Company will be able to utilize the deffered tax asset. The Company adopted this Interpretation effective January 1, 2007.

n)	Loans and financing receivable

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

Loans and financing receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and financing receivables comprise of loans and financing to affiliated companies and are stated at amortized cost using the effective yield interest method. Interest income plus monetary or foreign currency exchange variation are recorded on an accrual basis and are added to the principal amount of the loan in each period.

o)	Compulsory Loan payable

The Compulsory Loan was established by Law No. 4.156/62 to fund the expansion of the national electric power system but was suspended in 1993. The loan was initially repaid by all consumers through their respective electric power bills; in later years, the loan was repaid only from amounts collected from certain industrial consumers.

The balance of the related liabilities comprises the funds collected, net of repayments, and increased by an interest rate of (6% p.a., plus monetary variation based on the IPCA-E). These liabilities are scheduled to mature from 2009 to 2015, wich wil be paid to consumers through litigation process.

p)	Leasing agreements

The leases are classified as finance leases when the terms of the lease transfer substantially the risks and rewards of ownership to the lessee. All other leases are classified as operating leases, Payments made in an operating lease are recorded as income on a straight-line basis during the period of the lease.

Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included within financial liabilities. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the usefull life of the asset and the lease contract period.

q)	Employees’ benefit plans

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The Company and certain subsidiaries sponsor defined-benefit or hybrid pension plans covering substantially all of their employees. Pension plan assets and obligations and their net impacts on the balance sheets are accounted in accordance with ASC 715, “Compensation – Retirement Benefits” (“ASC 715”), In addition, the Company and some of its subsidiaries have also established post-retirement health care plans and subsidize whole-life insurance premiums for retirees. Both benefits are accounted for in accordance with ASC 715.

Disclosures related to the benefit plans are made in accordance with ASC 718 “Compensation-Stock Compensation” (“ASC 718”), ASC 505-50 “Equity-Based Payments to Non-Employees” (“ASC 505-50”).

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

q)	Employees’ benefit plans (Continued)

SFAS 158 - Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (“SFAS 158”), and ASC 715. The Company adopted this Interpretation effective January 1, 2007.

Under Brazilian law, employees are generally entitled to one month of vacation per year .This provision is calculated based on each employee`s compensation and benefits up the balance sheet date, plus related payroll taxes.

r)	Commitments and contingencies

The Company records provisions for contingencies when the loss is considered to be probable, based on the opinion of internal and external legal counsel, and can be reasonably estimated.

s)	Revenues, costs and expenses

Revenues, costs and expenses are recognized on an accrual basis when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, rates have been fixed or are determinable, and ability to collect is reasonably certain regardless of when cash is received.

Revenues from the sale of electricity generation are recorded based upon the output delivered provided at rates as specified under contract terms or prevailing regulatory rates. Electricity distribution sales to final customers are recognized when power is Provided. Billings for these sales are made on a monthly basis, and unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and accrued at month.

Differences between estimated and actual unbilled revenues, which generally are not significant, are recognized in the following month.

Electricity sales to the interconnected power system are recorded when earned and are billed monthly. Revenues received by the Company from other concessionaires using its basic transmission network are recognized in the month that the network services are provided to the other concessionaires. Services rendered include connection fees and other related services; the revenues are recognized when the services are provided.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

s)	Revenues, costs and expenses (Continued)

Taxes on revenue consist of (i) “VAT” (ICMS), a state tax due on sales to final consumers, which is billed to the consumers, wich and recorded as part of gross revenues; (ii) COFINS; (iii) PIS-PASEP social contribution tax on revenues; and (iv) an emergency capacity charge. The Company deducts these taxes from gross revenues.

t)	Other comprehensive income (loss)

Other comprehensive income (loss) is represented by unrealized gains and losses from marketable securities classified as available for sale and adjustments to minimum pension plan liabilities.

u)	Earnings per shares

Due to the fact that the preferred and common shareholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The Company applies an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends declared as required by the Company’s by-laws and participation rights in undistributed earnings calculated in accordance with the rights to dividends of each class of shares as discussed on Note 25 f.

In accordance with ASC 260 “Earnings per Share” (“ASC 260”), ELETROBRAS discloses earnings per one hundred shares, as this is the minimum number that can be traded on BOVESPA.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

v)	Segment information

The Company operates in the electric energy generation, transmission and distribution segments, as well as a corporate segment as required by ASC 280 “Segment Reporting” (“ASC 280”). The respective breakdown of information is included in Note 28.

w)	Accounting for derivatives

Derivative financial instruments are recorded based on their fair values as assets or liabilities in the accompanying balance sheets, and corresponding changes in fair value are recognized in the consolidated income statements for the period. Hedge accounting has not been applied to any of the Company’s derivative financial instruments, See note 27 a and b, Financial Instruments and Derivatives.

x)	Fair value measurements

Effective January 1, 2009, the Company implemented ASC 820, “Fair Value Measurements and Discolures” (“ASC 820”) for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually).

ASC 820 requires disclosures that categorize assets and liabilities measured at fair value on a recurring basis into one of three different levels. Level 1 includes quoted prices in active markets for identical assets or liabilities. Level 2 includes third pary valuations other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs; and Level 3 includes valuations for the asset or liability reflecting our assumptions about pricing based on market participants, where no third-party valuations are avalilable.

y)	Recent accounting pronouncements

Earnings per share – Amendments to section 260-10-S99 (SEC Update)

This Codification Update represents technical corrections to Topic 260-10-S99, Earnings per Share, based on EITF Topic D-53. Computation of Earnings Per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock and EITF Topic D-42. The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

z)	Recent accounting pronouncements

Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives

Question have arisen in practice about the intended breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 of the FASB Accounting Standards Codification. It is clear that the transfer of credit risk that is only in the form of subordination of one financial instrument to another (thereby redistributing credit risk) is an embedded derivative feature that should not be subject to potential bifurcation and separate accounting under paragraph 815-10-15-11 and Section 815-15-25. There is some ambiguity in practice about what paragraph 815-15-15-8 means and whether other embedded credit derivative features, including those in some collateralized debt obligations and synthetic collateralized debt obligations, are subject to the application of paragraph 815-10-15-11 and Section 815-15-25.

All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk is not only in the form of subordination of one financial instrument to another will be affected by the amendments in this Update because the amendments clarify that the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 does not apply to such contracts. The Company does not expect relevant impacts on its consolidated financial statements arising from this update.

Accounting Standards Update (ASU) 2010-29 Disclosure of Supplementary Pro Forma Information for Business Combinations a consensus of the FASB Emerging Issues Task Force. The objective of this Update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The impact of this statement will occur for business combinations for which the acquisition date is on or after January 1, 2011. The Company does not expect any impact from this update. The Company does not expect relevant impacts on its consolidated financial statements arising from this update.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

a.a)	Recent accounting pronouncements (Continued)

Accounting Standards Update (ASU) 2010-25 Plan Accounting – Defined Contribution Pension Plan (Topic 962) amendments in this update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Company does not expect relevant impacts on its consolidated financial statements arising from this update.

Accounting Standards Update (ASU) 2010-20 Receivables (Topic 310) improves the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses.

Accounting Standards Update (ASU) 2010-18 Receivables (Topic 310) clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30, which provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. The Company does not expect relevant impacts on its consolidated financial statements arising from this update.

Accounting Standards Update (ASU) 2010-11 Derivatives and Hedging (Topic 815) clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The Company does not expect major changes to the reported financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

a.a)	Recent accounting pronouncements (Continued)

ASU 2010-10 Consolidation (Topic 810) defers the effective date of the amendments to the consolidation requirements made by FASB Statement 167 to a reporting entity’s interest in certain types of entities and clarifies other aspects of the Statement 167 amendments. As a result of the deferral, a reporting entity will not be required to apply the Statement 167 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This update also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the Update also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest. The Company is currently assessing the potential impacts of this pronouncement.

ASU 2010-09 Subsequent Events (Topic 855) addresses both the interaction of the requirements of Topic 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The amendments in this Update have the potential to change reporting by both private and public entities, however, the nature of the change may vary depending on facts and circumstances. The Company is currently assessing the potential impacts of this pronouncement

ASU 2010-06 Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 and are expected to provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The Company does not expect relevant impacts on fair value information currently disclosed.

ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs, Transferor imposed constraints on transferees whose sole purpose is to engage in securitization or asset backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

a.a)	Recent accounting pronouncements (Continued)

The ASU also clarifies the Topic 860 sale accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. The Company is currently assessing the potential impacts of this pronouncement.

ASU 2009-17 amends the Variable Interest Entity (VIE) Subsections of ASC Subtopic 810-10, Consolidation — Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE, The ASU requires kick out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The Company is currently assessing the potential impacts of this pronouncement.

Accounting Standards Update (ASU) 2009-08 Earning per share issued by the FASB provides additional guidance related to calculation of earnings per share. This guidance amends ASC 260.

Codification

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No, 2009-01 in June 2009. This Update, also issued as FASB Statement of Financial Accounting Standards (SFAS) No, 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” is effective for financial statements issued after September 15, 2009, Update 2009-01 requires that the FASB’s Accounting Standards Codification (ASC) become the sole source of authoritative U,S, generally accepted accounting principles recognized by the FASB for nongovernmental entities. The Codification is meant to simplify user access to all authoritative GAAP by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure, All previous level (a)-(d) US GAAP standards issued by a standard setter is superseded, Level (a)-(d) US GAAP refers to the previous.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Summary of main accounting practices (Continued)

a.a)	Recent accounting pronouncements (Continued)

accounting hierarchy, All other accounting literature not included in the Codification is nonauthoritative.

Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts, Instead, it will issue Accounting Standards Updates. The Board will not consider Accounting Standards Updates as authoritative in their own right, Accounting Standards Updates will serve only to update the Codification.

3.	Restatement and reclassification

Restatement of financial statements for the years ended December 31,2008 and 2007.

During the process of preparing the financial statements for the year ended December 31, 2009, the Company concluded that certain errors were identified in the previously issued financial statements for the years ended December 31, 2008 and 2007. The adjustments in prior periods are described below.

i)	Leasing agreements

The Company identified an error on the accounting treatment of certain contracts related to purchase of energy.

In reassessing these contracts, management concluded that such contracts represent leasing contracts under the terms of EITF Issue No. 01-8, Determining Whether an Arrangement is a Lease (EITF 01-8). EITF 01-8 provides guidance in determining whether an arrangement should be considered a lease subject to the requirements of ASC 840 – Leases. EITF 01-8 states that the evaluation of whether an arrangement contains a lease within the scope of ASC 840 should be based on the substance of the arrangement. Up to now leases were not registered in Fixed Assets.

The Company concluded that these energy purchase contracts should be classified as capital leases in accordance with ASC 840 as, in substance, they represent contracts to purchase the energy plants. The conclusion is based on the fact that (1) the energy plants that generate the energy purchased by the Company will be transferred to the Company at no cost at the end of the contract, and (2) the duration of these contracts represents the major part of the useful life of these plants.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

3.	Restatement and reclassification (Continued)

i)	Leasing agreements (Continued)

Accordingly, the acquisition of these energy plants and the respective financing are recognized as if these contracts had been recognized as capital lease since the date of inception. Thus, the Company also recognized the respective depreciation over the usefull life of these plants and the impact of the respective financing, including interest based on the effective interest method and related amortization of this liability through payments of the installments.

Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included within financial liabilities. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the usefull life of the asset and the lease contract period.

ii)	Fixed Assets

Through Eletronuclear, the Company operates two nuclear power plants, Angra I and Angra II. In addition, the Company had planned to start construction of a new nuclear plant, called Angra III in the second half of 2009. This plant started to be constructed approximately ten years ago, however the construction was suspend in September 1982. In the second half of 2009 after the required licenses have been issued the reconstruction was restarted. However, the interest related to financing of this project continued to be capitaliased during the period that the plant was not under construction. The amount of capitalized interest during this period was R$ 1,273,796. The Company wrote-off this amount. The capitalized interest against retained earnings as of December 31, 2007, and R$6,254 and R$8,604 against financial expense in income statement for the year ended December 31, 2008 and 2007.

In addition the Company recorded in 2007 an asset and corresponding liability related to the Tucuri hydroelectric plant by Eletronorte which is related to the expansion of the plant. The related assets are not eligible for capitalization and as a consequence the Company recorded the write-off of the related asset and liability and corresponding depreciation incurred during this period.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

iii)	Investments in affiliates

At December 31, 2009 and 2008, the Company was a non-controlling shareholder in 36 affiliates. Except for CTEEP and InvestCo., which represent approximately 30% and 20%, respectively, of the investment in affiliates as of December 31, 2009, no other affiliate individually represents more than 5% of such balance for the year. The Company had accounted for these investments in affiliates under the equity method based on financial statements prepared in accordance with the accounting practices adopted in Brazil (the “BRGAAP”).

Management had initially assessed differences from BRGAAP to U.S. GAAP to be immaterial. During the process of preparing the financial statements for the year ended December 31, 2009, the Company performed a more detailed analysis and concluded that such differences may be material. Though Company’s interest in these affiliates represents more than 20% of their capital, the Company does not have significant influence on their management as it does not have influence sufficient to require preparation of or have access to their financial statements prepared in accordance with U.S. GAAP.

Considering the facts described above, the Company reviewed its initial assessment, concluding that, such investments are no longer accounted for under equity method. The total balance of investment in investees formerly accounted for under equity method was R$ 5,648,132 as of December 31, 2008. Gains on results of affiliated companies amounted to R$ 665,533 and R$ 740,153 on the year ended December 31, 2008 and 2007.

ASC 320, “Investments in Debt and Equity Securities” (“ASC 320”) requires that at acquisition, an entity shall classify equity securities into trading securities, available for sale securities or held-to-maturity and permits entities to measure investments in debt and equity securities at fair value when there is readily determinable fair values.

Accordingly, investments in affiliates are classified as available for sale securities. These investments are recognized at their publicly quoted market price, when available and under cost basis as per ASC 325 – “Cost method investments when readily determinable fair value information is not available”.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

3.	Restatement and reclassification (Continued)

iii)	Investments in affiliates (Continued)

For the purposes of the consolidated financial statements as of December 31, 2009, these investments are recorded in accordance with ASC 320. Management concluded that these investments are not held-to-maturity or trading. Consequently, these investments have been classified as available for sale securities. The Company recognized these investments at their publicly quoted market price, when available. According to ASC 325 – “Cost method investments”, management has determined that investments that have no readily determinable fair value should be accounted for under cost basis.

The Company believes that applying ASC 320 for recognition of these investments provides a more transparent disclosure and fair presentation of its consolidated financial statements. As of December 31, 2009 and 2008, these investments amounted to R$9,456,471 and R$8,103,288, respectively.

Subsequent changes in fair values are recognized in “Other Comprehensive Income”. All dividends received from these investments are recognized as income when received.

In addition to that, the Company also reassessed the value of certain investments previously accounted for under cost basis. For the ones that have publicly quoted market prices, measurement was made based on the fair value against comprehensive income.

iv)	Financial Investments

On February 16, 2006, the Company entered into an agreement with the shareholders of InvestCo, an affiliate investee for the purpose of jointly exploring the energy concession of UHE Luiz Eduardo Magalhães with the Rede Group, EDP Energias do Brasil, CEB and CMS Energy. The shareholders of InvestCo are Rede Lajeado Energia S.A., CEB Lajeado S.A., EDP Lajeado S.A. and Paulista Lejeado Energia S.A (the Rede Group Investees). According to the agreement, the Company exchanged its preferred shares in investCo by preferred share of the Rede Group Investees in 2006.

In connecton with the restructuring of the Rede Group Investees described above, the Company entered into an agreement for acquring securites with fixed dividends, representing 10% of Rede Group Investees’ annual profits. The payment of these additional dividends will be performed with the payment of the regular dividends. These securities have nominal amount of R$652,575 which will be converted into preferred shares, with no voting rights, in October 2032. Previously these convertible securities had been recognized by this nominal amount. The Company concluded that this agreement should be recognized at fair value based on ASC 325 through discounted cash flow. Therefore, the Company recorded a fair value adjustement in the amount of R$ 569,037 to Accumulated losses in stockholder´s equity in 2007 and R$ 7,159 in financial expense in income statement for the year ended December 31, 2008.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

v)	Exclusive funds

The Company has investments in an exclusive fund that due to legislation are maintained in a public federal bank.

Part of the assets of this exclusive fund is comprised by titles issued by the Brazilian Government that have a original maturity longer than 90 days. In a new assessment the Company concluded that the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise. Therefore, if the investor must rely on the marketplace or any third party to provide liquidity, not the issuer, the securities should not be classified as cash equivalents; instead they should be classified as securities in accordance with ASC 320–10.

As a result part of the assets previously classified as cash and cash equivalents were reclassified and as a consequence the cash flows for the years ended December 31, 2008 and 2007 were restated.

The balance sheet and income statement impacts as a result of these adjustments are shown bellow:

	Reference	As originally presented	Adjustment	As restated
Effects on the balance sheet for the year ended at December 31, 2007
Cash and cash equivalents	(v)	7,645,704	(4,257,676)	3,388,028
Financial Investments	(v)	976,717	4,257,676	5,234,393
Property, plant and equipment, net	(ii)	75,379,549	68,416	75,447,965
Lease contracts	(i)	-	1,886,296	1,886,296
Capitalized interest - Angra III	(ii)	1,273,976	(1,273,976)	-
Capitalized interest - Tucuruí indemnities	(ii)	337,654	(337,654)	-
Capitalized interest - Angra II	(ii)	127,508	(127,508)	-
Others	(ii)	78,741	(78,741)	-
Investments in affiliates	(iii)	4,822,629	3,212,232	8,034,861
Accounted for under fair value	(iii)	2,972,602	3,176,543	6,149,145
Accounted for under cost basis	(iii)	1,850,027	35,688	1,885,715
Deferred income and social contribution taxes		1,989,428	(1,343,811)	645,617
Shareholders’ equity		67,629,592	254,451	67,884,043

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Reference	As originally presented	Adjustment	As restated
Accumulated earnings/(losses)		(3,444,621)	(1,907,027)	(5,351,648)
Accumulated other comprehensive income		(496,132)	2,510,031	2,013,899

Effects on the balance sheet for the year ended at December 31, 2008
Cash and cash equivalents	(v)	13,033,078	(7,439,509)	5,593,569
Financial Investments	(v)(iv)	1,001,908	6,699,772	7,701,680
Property, plant and equipment, net	(ii)	78,635,566	(11,359)	78,624,207
Lease contracts	(i)		1,837,887	1,837,887
Capitalized interest - Angra III	(ii)	1,280,230	(1,280,230)	-
Capitalized interest - Tucuruí indemnities	(ii)	330,901	(330,901)	-
Capitalized interest - Angra II	(ii)	159,374	(159,374)	-
Others	(ii)	78,741	(78,741)	-
Investments in affiliates	(iii)	5,648,132	2,455,156	8,103,288
Accounted for under fair value	(iii)	3,102,453	2,795,839	5,898,292
Accounted for under cost basis	(iii)	2,545,679	(340,683)	2,204,996
Deferred income and social contribution taxes		1,293,304	(1,200,829)	92,475
Shareholders’ equity		70,548,278	(1,167,316)	69,380,962
Accumulated earnings/(losses)		(3,637,429)	(1,337,856)	(2,299,573)
Accumulated other comprehensive income		(1,627,328)	(1,588,877)	(38,451)
Effects on the income statement for the year ended at December 31, 2007
Net operating revenues	(vi)	25,160,049	(890,523)	24,269,526
Operating costs and expenses		(9,677,915)	1,543,314	(8,134,601)
Electricity purchased for resale	(i)	(3,904,204)	627,859	(3,276,345)
Depreciation and amortization	(i)	(2,851,031)	(216,136)	(3,067,167)
Taxes – PASEP/COFINS	(vi)	(1,131,591)	1,131,591	-
Other operating costs and expenses	(i)	(1,791,089)	-	(1,791,089)
Financial expenses, net		(3,581,591)	237,357	(3,344,234)
Income before tax and social contribution		713,638	1,780,671	1,603,786
Gains on results of affiliated companies		740,153	(740,153)	-
Reversal of equity results of affiliated companies	(iii)	740,153	(740,153)	-
Income taxes and social contribution		(814,447)	(81,963)	(896,410)
Net income for the year		655,130	68,032	723,162
Basic and diluted earnings per thousand shares:
Common (R$)		0.40	0.02	0.42
Preferred A (R$)		2.02	-	2.02
Preferred B		1.51	-	1.51

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Effects on the income statement for the year ended at December 31, 2008
Net operating revenues	(vi	)	30,231,329	(1,263,543)	28,967,786
Operating costs and expenses			(11,810,400)	1,629,575	(10,180,825)
Electricity purchased for resale	(i	)	(5,956,745)	271,530	(5,685,215)
Depreciation and amortization	(i	)	(3,729,214)	(79,775)	(3,808,989)
Taxes – PASEP/COFINS	(vi	)	(1,464,809)	1,464,809	-
Other operating costs and expenses			(659,632)	(26,989)	(686,621)
Financial expenses, net	(i	)	5,115,466	(318,874)	4,796,592
Income before income taxes and social contribution			11,338,487	1,310,701	11,385,645
Gains on results of affiliated companies			665,533	(665,533)	-
Reversal of equity results of affiliated companies	(iii	)	665,533	(665,533)	-
Recognition of dividends received	(iii	)	-	-	-
Income tax and social contribution			(3,423,739)	40,019	(3,383,720)
Net income for the year			8,567,447	(578,355)	7,989,092
Basic and diluted earnings per thousand shares:
Common (R$)			1.48	7.00	8.48
Preferred A (R$)			2.17	(0.32)	1.85
Preferred B			1.63	(0.24)	1.39

vi)	Reclassifications

To enable an adequate comparision with the 2008 and 2007 financial statements, certain assets and liabilities were reclassified, as well as some lines in the income statement. There is no impact on the Company’s net income related to these reclassifications for the year ended December 31, 2008 and 2007. The main reclassification relates to PIS-PASEP/COFINS (see note 2(s)) from “operating costs and expenses” to Taxes on Revenues”.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	December 31,
	2009	2008

Cash and bank accounts	275,779	169,328
Financial investments	7,907,445	5,424,241

	8,183,224	5,593,569

The short-term investments are represented by money market funds held with Banco do Brasil S.A. (a bank controlled by the Brazilian Federal Government), in accordance with Decree-Law No. 1,290, of December 3, 1973 and amendments arising from Resolution No. 2,917, of December 19, 2001 from the Brazilian Central Bank - BACEN, which set new investment mechanisms applicable to companies under indirect federal administration.

Liquid cash short-term investments are represented by off-market investment funds, whose targeted yields are based on the average SELIC benchmark interest rate.

5.	Restricted cash

Restricted cash is composed of:

	December 31,
	2009	2008

Fuel consumption account - CCC (a)	475,565	156,354
PROINFA (b)	720,657	426,897
Commercialization of ITAIPU BINACIONAL’s energy	145,497	151,135

Total	1,341,719	734,386

a) Fuel consumption account

According to ANEEL Resolution No. 20, of February 3, 1999 the electric power distribution concessionaires are required to pay amounts defined by ANEEL to support the cost of fuel used in the generation of thermoelectric power in the Brazilian energy system, ELETROBRAS is responsible for managing these resources, which application is also defined by ANEEL. As a consequence, the Company records as assets, in contra entry of liabilities, all the funds available (committed bank account) and outstanding expenses not yet settled by the concession holders.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

5.	Restricted cash (Continued)

b) PROINFA

ELETROBRAS is responsible for the management of PROINFA, a Brazilian Federal Government program aimed at diversifying the Brazilian energy matrix while seeking regional solutions through the use of renewable electric power sources, by economically using available resources and applicable technologies. ELETROBRAS has the right to purchase the energy that PROINFA produces through 2026, These amounts refers principally to anticipated operational cash flow.

6.	Accounts receivable, net

	December 31,
	2009	2008

Customers and energy distributors	5,438,475	5,155,284
Accounts receivable renegotiated	2,066,400	2,876,945
CCEE trading	474,986	308,646
Proinfa	84,663	39,530
Regulatory assets	35,717	86,891
Eletricity grid usage	291,547	364,472

	8,391,788	8,831,768
Allowance for doubtful accounts	(1,896,774)	(1,546,967)

Total	6,495,014	7,284,801
(-) Current	(4,732,434)	(4,991,458)

Non-current	1,762,580	2,293,343

No single customer has accounted for more than 10% of total revenues in any year.

The receivables relating to consumers and resellers are presented by their probable realizable value.

a)	Accounts receivable renegotiated

Renegotiated credits are formalized by means of agreements for payment of the accumulated debts in installments by the debtors, with bear interest and monetary adjustments and fixed terms for the repayment the principal and the charges, and they are considered recoverable by the Company’s Management, highlighting the following:

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

6.	Accounts receivable, net (Continued)

a)	Accounts receivable renegotiated (Continued)

Derived from electricity transferred to CELG

In 2003, ELETROBRAS renegotiated credits derived from the transfer of energy from ITAIPU BINACIONAL to CELG, assigned by FURNAS to ELETROBRAS, in the amount of R$ 392,021. The repackaging assumes the realization of these credits upon direct transfer by the distributor’s collector financial institution, of 3,34% of its monthly gross billing. The installments have an estimated term of 216 months for their total discharge, starting in January 2004, and are indexed by the US dollar variation.

The balance on December 31, 2009 corresponds to R$ 140,554 (December 31, 2008 - R$ 244,924), of which R$ 97,106 are recorded in non-current assets (December 31, 2008 - R$ 181,307).

Similarly, in December 2003, FURNAS renegotiated the amount of R$ 378,938 relating to credits of its own energy, indexed monthly by the IGP-M and with interests of 1% per month, the term for payment being estimated in 216 months, The monthly payment amounts to 2.56% of CELG’s gross billing and is backed by a linked bank account guarantee, and the debt balance on December 31, 2009 corresponds to R$ 243,235 (December 31, 2008 - R$ 310,557), of which R$ 222,554 are recorded under non-current assets (December 31, 2008 - R$ 286,097), Part of the receivables securitization, amounting to R$ 258,000, is assigned to the Receivables Securitization Fund (FIDC) - FURNAS II.

Rollover of states debt

In accordance with the Program for Financial Improvement of the Public Sector, implemented by Law No. 8,727/93, the subsidiary FURNAS signed a credit assignment with the Union, to reschedule CELG debts existing at that time, relating to energy purchase, to be paid in 240 months, starting in April 1994. The credits are indexed based on IGP-M, with annual interest of 11%, amounting to R$ 641,004 on December 31, 2009 (December 31, 2009 - R$ 727,184).

The subsidiary ELETROSUL, by means of the same financial improvement program, holds credits with the union indexed by IGP-M, with annual interests of 12.68%, amounting to R$ 641,004 on December 31, 2009 (December 31, 2008 - R$ 676,230), of which R$ 490,718 are recorded under non-current assets

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

(December 31, 2008 - R$ 547,831), to be paid in 240 months, starting on April 1994, as a result of the subsidiary’s rights assumption with electricity state concessionaries.

The legislation in force foresees that if the 20 year-term expires and the balance to be received still remains, the financing may be extended for another 10 years, This hypothesis is likely to occur, since the union transfers only the resources actually received from the States which, in turn, are limited by law to the levels of commitment of their revenues.

b)	Transactions with CCEE (Electric Power Chamber of Commerce)

The amounts related to the operations practiced within the scope of CCEE are recorded based on information made available by the CCEE.

The operations carried out in 2009 generated, for ELETROBRAS and its subsidiaries, a net credit of R$ 51,056.

The subsidiary FURNAS maintains credits amounting to R$ 293,560, related to electricity trading in the scope of the MAE, concerning the period from September 2000 to September 2002, whose financial settlement is suspended due to the concession of restraining orders in lawsuits proposed by electricity distribution concessionaires against ANEEL and MAE, now known as CCEE, Given the uncertainty of its realization, the Company maintains Allowances for Doubtful Accounts, at an amount equivalent to the total credit, established in 2007.

According to the standards established in the Electricity Sector General Agreement, the resolution of these disputes would imply a new examination, which would be the object of settlement between the parties without CCEE’s intervention, In this sense, it is the Administration’s intention to maintain negotiations, with ANEEL’s and CCEE’s participation, aiming at restructuring credits, so as to enable a negotiated solution for its settlement.

c)	Sale of the electricity generated by ITAIPU BINACIONAL

The Law No. 10,438 of April 26, 2002, obligated ELETROBRAS to acquire all electricity generated by ITAIPU BINACIONAL to be consumed in Brazil, and the trading of this electricity.

Therefore, in the 2009, the equivalent of 83,848 GWh was sold, the energy supply tariff (purchase) practiced by ITAIPU BINACIONAL was US$ 22.60/KW and the sale tariff was US$ 25.03/KW.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The results from the trading of ITAIPU BINACIONAL’S electricity, in accordance with Decree 4,550 of December 27, 2002, observing the amendments introduced by Decree 6,265 of November 22, 2007, are as follows:

•

If positive, it will be allocated, by means of prorating to the individual consumer, through a bonus credit in the consumers’ electricity bills of the Brazilian Interconnected Electric System, for the residential and rural classes with monthly consumption lower than 350 kWh ; and

•	If negative, it is incorporated by ANEEL in the calculation of the sale tariff of electricity contracted in the year subsequent to the formation of the result.

In the fiscal year of 2009, the activity had a surplus of R$ 40,418, and the resulting obligation is included in the item ‘Reimbursement Rights’.

d)	Electricity trading - PROINFA

The electricity trading within the scope of PROINFA (Brazilian Renewable Energy Incentive Program) generated a positive net result in 2009 of R$ 377,133 (December 31, 2008 - R$ 35,643), not causing any effect on the net result of ELETROBRAS’ for the year, This amount was included under the item ‘Reimbursement Rights’.

e)	Allowance for doubtful accounts

The subsidiaries establish and maintains allowances, in compliance with ANEEL rules, based on the analysis of the constant amounts included in the overdue accounts receivable and the history of losses, the amount of which is deemed by the Subsidiaries’ Managements as sufficient to cover eventual losses on the realization of these assets, The balance on December 31, 2009 is R$ 1,896,774 (December 31, 2008 - R$ 1,546,967), being composed as follows:

	December 31,
	2009	2008

RTE - Extraordinary Tariff Adjustment (Free Energy - Loss of Revenue and Portion A)	37,016	66,998

Consumers and resellers
Companhia Energética do Amapá (Amapá’s Energy Company)	727,425	566,283
Others	320,564	98,461

	1,047,989	664,744

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Distributors’ consumers	518,209	521,665
CCEE (Electricity Trading Chamber) - Short-term Energy	293,560	293,560

	1,896,774	1,546,967

6.	Accounts receivable, net (Continued)

For tax purposes, the surplus provision established in relation to the provisions of Law No. 9,430/1996 has been added to the taxable income for purposes of the Income Tax - IRPJ and, also, the calculation basis for the social contribution on the net income – CSLL.

7.	Financial Investments

Financial investiments are described as below:

	December 31,
	2009	2008

Notes issued by the Brazilian Government
CFT-E1 (a)	225,176	208,761
NTN-P (b)	186,223	254,481
LTN (c)	222,116	656,666
LFT (d)	7,403,319	6,313,410
Partnership income (e)	149,818	165,441
Beneficiary parties	157,685	90,697

Other	5,595	12,224

Total	8,349,932	7,701,680

Current	7,662,640	7,439,509

Non-Current	687,291	262,171

a)	CFT-E1 (National Treasury Certificate) - Public securities with remuneration equivalent to the IGP-M variation, interest-free, with a redemption date fixed as of August 2012, The parent company maintains a provision for market value adjustment on the reference date of December 31, 2009, amounting to R$ 84,728 (December 31, 2008 - R$ 105,465), determined based on discounts practices in the capital market and presented as reducing the respective asset.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

7.	Financial Investments (Continued)

b)	NTN-P (National Treasury Notes) - Public securities received as payment for transfer of share investments in the scope of the National Privatization Program - PND, These securities have a remuneration equivalent to the variation in the Referential Rate - TR, disclosed by the Brazilian Central Bank, with an interest rate of 6% per annum (p.a.) on the updated value with a redemption date fixed as of February 2012.

c)	LTN (National Treasury Bills) – Public securities used by the Treasury like resource instrument.

d)	LFT (National Financial Bills) - Public Securities with remuneration equivalent to the variation of the SELIC rate, basic interest rate of the economy. LFT is a kind of loan of the National Treasury of Brazil. There assets are classified as trading.

e)	Partnership income - consist of yield from joint investments, i,e, average yield equivalent to the change in General Market Price Index (“IGP-M”) plus interest ranging from 12% to 13% p,a, on contributed capital, as shown below:

	December 31,

	2009	2008

EATE	41,327	49,353
Tanguará	73,320	64,620
Elejor	35,171	16,226
Other	-	35,243

	149,818	165,442

8.	Nuclear fuel inventories

Nuclear fuel used in Angra I and Angra II plants comprise elements produced with metal alloys and uranium.

Initially, the uranium ore and services necessary for its manufacturing are acquired and classified in Non-Current Assets - long-term receivables in the account “Nuclear Fuel Inventory”, After concluding the manufacturing process, the portion related to the consumption estimated for the 12 subsequent months is classified in current assets, under “Storeroom”.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The monthly payment in operating expenses is proportional, considering the monthly energy effectively generated regarding the total energy estimated for each fuel element, and the company makes periodic inventories and assessments of nuclear fuel elements which have undergone the electricity generation process and are stored at a used fuel warehouse.

Below is the breakdown on December 31, 2009, of the nuclear fuel inventory for the operations of the thermonuclear power plants UTN Angra I and UTN Angra II:

	R$

	December 31,

	2009	2008

Current assets
Stored material	40,579	36,161
Nuclear fuel inventories	324,634	287,443

	365,213	323,604

Non-current assets
Nuclear fuel inventories
Uranium concentrate	111,199	104,442
Ready elements	239,771	146,736
Stored material	267,303	259,213
Services - nuclear fuel	137,161	214,751

	755,434	725,142

	1,120,647	1,048,746

The amount of R$ 365,213 (December 31, 2008 - R$ 323,064) is also recorded as Current Consolidated Assets under materials and supplies, referring to nuclear fuel inventories.

9.	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax, The statutory composite enacted tax rate applicable in the periods presented is 34%, represented by a 25% federal income tax rate plus a 9% social contribution rate.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory rate.

ASC 740, Income Taxes provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

examination. The Company adopted this Interpretation effective January 1, 2007. The adoption did not have a material impact on ELETROBRAS’ consolidated financial statements.

The Company and its subsidiaries file tax returns in Brazil. The statute of limitations is generally five years. Therefore, we consider tax inspections through 2002 to be completed. The Company classifies interest on income tax related balances as interest expense or interest income and classifies tax related penalties as operating expenses. At January 1, 2007, the Company had no material accrued interest and penalties payable.

a)	Income tax reconciliation

The amounts reported as income tax expense in the financial statements are reconciled to the statutory rates as follows:

	Year ended December, 31

	2009	2008 (restated)	2007 (restated)

Income (loss) before income taxes and social contribution	(2,714,667)	11,385,645	1,603,786
Tax income (expense) at statutory rates - 34%	922,987	(3,871,119)	(545,287)
Adjustments to derive effective tax rate:
Tax benefit on interest on own capital	(252,113)	(583,187)	(239,185)
Tax benefit – CHESF	(163,153)	(343,251)	-
Other permanent differences (i)	575,616	2,031,051	2,822,268

Tax income (expense) in the statements of operations	1,083,337	(2,766,506)	2,037,796

Brazilian companies are permitted to pay interest on their own capital in lieu of dividends. The calculation is based on the shareholders’ equity amounts prepared in accordance with accounting principles adopted in Brazil. The interest rate applied may not exceed the long-term interest rate determined by the Brazilian Central Bank and interest paid may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves. The amount of interest on own capital is deductible for income tax purposes. Accordingly, as opposed to a payment of dividends, the benefit to the Company is a reduction in its income taxes payable equivalent to the statutory tax rate applied to such amount, Income tax is withheld from the payment of such amount to shareholders at the rate of 15%.

b)	Deferred income and social contribution taxes

As of December 31, 2009 and 2008, the deferred tax balances have been computed using a rate of 34%, which is the rate expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

December 31,
2009	2008

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Deferred income and social contribution taxes - assets	2,639,952	1,293,404
Temporary Differences	(1,414,292)	(1,200,929)
Final deferred income and social contribution taxes – assets	2,724,569	1,333,323
Final deferred income and social contribution taxes – liabilities	(1,498,909)	(1,240,848)

Net deferred tax	1,225,660	92,475

The Company has certain tax incentives related to the application of part of the income tax payable each year on projects located in certain areas of Brazil. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

9.	Income taxes (Continued)

c)	Analysis of deferred tax balances

Tax loss carryforwards have no expiration date. However, annual compensation is limited to 30% of the total loss amount.

Effective January 1, 2007, the Company adopted ASC 740, “Income Taxes” (“ASC 740”).The interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is “more likely” than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the “more likely than not” recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the “more likely than not” threshold. The benefit to be recognized is the largest amount that is more likely than not to be realized upon ultimate settlement.

As a result of ASC 740, the Company has accruded aproximately R$ 26,875 as a result of unrecognized tax benefits at its subsidiary CERON. The Company will recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The subsidiaries ELETRONORTE, ELETRONUCLEAR and Amazonas Energia presented negative tax losses amounting to R$ 2,710,518 at December 31, 2009 (R$ 2,660,168 at December 31, 2008). Based on the results presented by those subsidiaries in the past 2 years, and on the Company’s Management expectations

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

of the income generation by those subsidiaries in the future, no deferred tax asset was recorded.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

10.	Deferred regulatory assets and reimbursement right

	December 31,
	2009	2008

ITAIPU BINACIONAL recoverable costs	17,913,234	23,603,738
General agreement of electricity sector	2,753	30,879

Total	17,915,987	23,634,617
(-) Current	(2,155)	(25,124)

Non-current	17,913,832	23,609,493

Itaipu Recoverable Costs

I)	Refers to accumulated results from ITAIPU BINACIONAL which is considered recoverable costs to be deferred under (“SFAS 71”), since this amount will be recovered through future tariffs

The recoverability of the regulatory asset is guaranteed based on the terms of the treaty, Considering the fact that the period of the treaty is up to 2023, the recovery is based on the costs that will be incurred up to that date on a cash basis. As a major portion of the costs is debt service, the related recovery will follow the period of the payment terms of the related debt. The realization of this asset depends on the achievement in the future of the assumptions defined in the Itaipu treaty, dated April 26, 1973 and the estimation of the future cash flow.

The Company believes that for accounting purposes this treatment of ITAIPU BINACIONAL meets the requirements of SFAS 71, because of the following:

i.	ITAIPU BINACIONAL has its own governing board empowered by statute (treaty) to establish rates that bind customers;

ii.	The treaty which regulates ITAIPU’s BINACIONAL operation and the exhibits to that treaty establish that the tariff charged must cover the service cost of electricity, so the operation is designed to recover the costs of providing the regulated services or products.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

10.	Deferred regulatory assets and reimbursement rights (Continued)

iii.	In Brazil, the Federal Government and the regulatory agencies are responsible for planning the Brazilian energy system. This strategic planning considers ITAIPU’s BINACIONAL generation capacity as well as the need to recover its investments and costs within the period that the ITAIPU BINACIONAL treaty is effective (up to 2023). At present, there are no anticipated changes in levels of demand and considering the current scenario it is unlikely that the demand for energy generated by ITAIPU BINACIONAL will decrease. Regarding competition, currently there are no other companies that would be capable of producing at the same capacity levels as ITAIPU BINACIONAL. Tariff planning is established at levels which enable the recoverability of its costs, which will be charged to and received from consumers. Historically the tariffs charged have been collected; and

iv.	It is likely that future income, in an amount at least equal to the capitalized costs, which are the bases of ITAIPU’s BINACIONAL tariffs, will be recovered.

II)	Values Resulting from ITAIPU BINACIONAL’s Electricity Commercialization

Supported by Law No. 11,480/2007, the adjustment factor from the financial agreements executed with ITAIPU BINACIONAL and from the credit assignment agreement executed with the National Treasury as of 2007 was excluded, while guaranteeing full maintenance of ELETROBRAS receivables flow.

As a result, Decree 6265 of November 22, 2007 was enacted with a view to regulating the commercialization of ITAIPU BINACIONAL’s electricity, defining the factor to be applied in the sale tariff, creating a regulatory asset related to the factor verified annually, corresponding to the annual adjustment factor removed from the financing to be annually included in the sale tariff as from 2008.

Therefore, as of 2008, the factor deriving from the annual adjustment factor removal has been included in the sale tariff of power generated by ITAIPU BINACIONAL, whose amounts are annually defined by means of a joint ministerial ordinance of the Ministries of Finance and of Mines and Energy. The sale tariff effective in 2009 includes the amount corresponding to US$ 214,989 thousand, ratified by the ordinance MME/MF 398/2008.

The balance of Regulatory Assets deriving from the commercialization of ITAIPU BINACIONAL’s electricity, represented by the item Deferred Regulatory Assets,

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

10.	Deferred regulatory assets and reimbursement rights (Continued)

under Non-Current Assets, amounts to R$ 1,842,309 corresponding to US$ 1,058,069 thousand (December 31, 2008 - R$ 4,312,809, corresponding to US$ 1,845,447 thousand).

The methodology to compute the Regulatory Asset was regulated by the joint ministerial ordinance MME/MF 313/2007, December 11, 2007.

11.	Loans and financing receivables

The financing and loans granted are classified as financial assets, held to maturity. These financings and loans and their respective charges are appropriated up to the balance sheet date and are restated according to the contractual monetary adjustment or foreign exchange rates.

The market value of these assets are equivalent to their book value.

The financing and loans granted are made with ELETROBRAS’ own funds, in addition to sector funds, foreign funds obtained by means of international development agencies, financial institutions, as well as those arising from the offering of securities on the international financial market.

All the financing and loans are supported by formal agreements executed with borrowers. The amounts receivable are mostly repayable in monthly installments, with an average term of ten (10) years, and an average interest rate, weighed by the portfolio balance, of 6,91% p.a.

The financing and loans granted with a currency adjustment clause, account for nearly 52% of the total portfolio. Those providing for adjustment based on indexes that represent domestic price-levels account for 19% of the portfolio balance.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

11.	Loans and financing receivable (Continued)

Such resources have been granted to several companies in the energy industry, as follows:

	December 31,

	2009				2008

	Annual average rate	Current	Non- current	Total	Annual average rate	Current	Non-current	Total

CEMIG	6.22%	57,957	343,741	401,698	6.76%	65,479	403,565	469,044
COPEL	8.39%	6,139	88,512	94,651	10.21%	4,977	67,142	72,119
CEEE	8.01%	1,739	20,033	21,772	9.33%	66,865	30,085	96,950
DUKE	10.00%	128,642	362,530	491,171	10.00%	171,066	439,233	610,299
AES Tietê	10.00%	254,171	716,276	970,447	10.00%	229,478	982,694	1,212,172
AES Eletropaulo	10.48%	394,841	513	395,355	10.01%	392,337	-	392,337
Tractebel	12.00%	33,146	10,796	43,942	12.00%	30,318	41,114	71,432
CELPE	6.00%	17,937	62,286	80,224	6.00%	18,040	77,957	95,997
CEMAR	5.94%	30,220	363,860	394,080	5.09%	27,506	317,532	345,038
CESP	9.36%	31,845	201,823	233,668	9.36%	29,286	235,273	264,559
Other		586,942	1,752,576	2,339,518		545,990	1,759,767	2,305,757
Allowance for doubtful acounts		(192,232)	-	(192,232)		(117,675)	-	(117,675)

Total		1,351,997	3,922,946	5,274,943		1,463,667	4,354,362	5,818,029

I)	Credits with AES-Eletropaulo - Lawsuit

In 1989, ELETROBRAS brought before the court an ordinary lawsuit against Eletropaulo, aiming to receive credits arising from financings not paid on their respective deadlines, according to advanced criteria in the articles and established conditions.

After the deed went through the legal channels, in April 1999, a verdict was issued ordering Eletropaulo to pay the amount financed and not complied with. Subsequently, the verdict was confirmed to be “res-judicata”, meaning that Eletropaulo lodged no appeal at the first-level court decision. A writ of execution was then proposed by ELETROBRAS before the Fifth Civil Court of Rio de Janeiro, determining the payment.

However, in January 1998, the partial division of Eletropaulo’s assets took place, resulting in three distinct companies - EMAE - Empresa Metropolitana de Águas e Energia S.A. EPTE - Empresa Paulista de Transmissão de Energia S.A. and EBE - Empresa Brasileira de Energia S.A., where as Eletropaulo - Eletricidade de São Paulo S.A. changed its trade name to Eletropaulo Metropolitana Eletricidade de São Paulo S.A.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

11.	Loans and financing receivable (Continued)

Eletropaulo questioned the illegitimacy of the Partial Division Protocol. This was refused, and it was determined that the verdict would continue. In December 2003, an Interlocutory Appeal was lodged by Eletropaulo, requiring the suspension of the decision determining the continuation of the execution. This appeal was accepted under the assumption that Eletropaulo would not be eligible to meet the executive demand and instead it would be CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (formerly EPTE), pursuant to the above mentioned protocol.

Extraordinary and Special Appeals were filed by ELETROBRAS, contesting the judgment of Eletropaulo’s appeal, affirming that the execution should go on and contesting Eletropaulo’s defense for an injunction procedure by the debtor with no exceptions. From this decision, Eletropaulo obtained declaration injunctions, subsequently a Regulatory Appeal and, eventually, divergence injunctions whose final decision was disclosed in November 2007, rejecting Electropaulo’s appeal. After exhausting all possible appeals at the appellate court, Eletropaulo appealed to the Supreme Federal Court – STF. The STF rejected the appeal in March 2008.

In light of the judicial process, ELETROBRAS’ Management considers the realization of the credit as certain.

These credits, on December 31, 2009, amounted to R$ 395,355 (December 31, 2008 - R$ 392,337), based on the original conditions of the agreements with Eletropaulo, recorded in the accounting records, which, if adjusted by the indexes used by the courts, would amount to R$ 1,183,515 (December 31, 2008 - R$ 1,061,329). The Company’s Management has not recorded the amount of the adjustment as the criteria differ from those contractually agreed upon and the process has not concluded.

II)	Allowance for doubtful accounts - PCLD

The Company recognizes allowances for doubtful accounts of R$ 192,232 (December 31, 2008 - R$ 117,675) corresponding to the principal and the servicing of the debt of defaulting companies. The amount of these provisions is determined to be sufficient by the Company’s Management to cover losses with these assets, based on the portfolio trend analysis.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

12.	Recoverable taxes

Recoverable taxes are composed as follows:

	December 31,
	2009	2008

Current income and social contribution taxes:	1,536,217	1,582,316
VAT	873,869	853,510
Other	566,620	651,094

Total	2,976,706	3,086,920
(-) Current	(1,035,622)	(1,741,195)

Non-current	1,941,084	1,345,725

I)	Recoverable ICMS (VAT), PIS/PASEP and COFINS (Other) on Fuel Purchase

In order to reimburse the concessionaire companies of the Public Utility Electric Energy Service that have thermal generation operations using the Isolated System, Law No. 10,833/2003, amending Law No. 8,631/1993, established the Fuel Consumption Account - CCC would reflect these reimbursements for 2004, and partially account for these reimbursements for 2005 through 2008.

Through Normative Resolution 303/2008, ANEEL established methodologies and procedures for determining the ICMS amount recorded as a cost arising from the purchase of fuel, as well as determining the ICMS amount recorded as a cost arising from the purchase of fuel, as well as the liabilities to be reimbursed to CCC-ISOL by the beneficiary agents who received ICMS amounts of reimbursement in excess of the effective cost who received ICMS amounts of reimbursement superior to the effective cost incurred with this tax.

The Directive Release 2.775/2008 - SFF/ANEEL regulates, among other issues inherent to the closing of the 2008 Financial Statements from Electricity Public Utility concessionaires, the refund to the Fuel Consumption Account - CCC of amounts corresponding to PIS/PASEP and COFINS credits applied to the fuel acquired for electricity generation under the non-cumulative system from 2004 through 2008.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

12.	Recoverable taxes (Continued)

Prior to 2007, the management of subsidiary Amazonas Energia believed that the fuel acquired for electricity generation purposes subsidized by CCC was not entitled to PIS/PASEP and COFINS credits. In 2008, the subsidiary’s management, determined it should recognize the credit over all the company’s fuel oil acquisitions during the period determined by ANEEL, computing a tax credit of R$ 498,171 and recognizing this in non-current assets.

In order to avoid potential risks of losing these credits recognized under Laws No. 10,637/2002 and No. 10,833/2003, the subsidiary’s Management, guided by its legal counsel, filed a lawsuit in court against the Federal Government to suspend the statute of limitations period.

The utilization of recognized tax credits is subject to future operations that originate debits which according to the subsidiary’s management, will occur even assuming the replacement of fuel oil with natural gas as input in the electricity generation and the entry of Manaus into the National Interconnected System - SIN, Law No. 12,111/09 allows for protection from increases in fuel purchase taxes where distribution will commence within four years and.

II)	PIS/PASEP and COFINS unconstitutionality

The Federal Supreme Court - STF declared the unconstitutionality of paragraph 1 of Article 3 of Law No. 9,718/98, which increased the PIS/PASEP and COFINS calculation basis and created, at that time, a new concept of billing. It covered the total revenues earned by the legal entity, regardless of the type of activity and the accounting classification adopted. The new billing concept was determined to be unconstitutional and has been amended.

Based on the Brazilian National Tax Code - CTN, ELETROBRAS system companies seek to recover their credit rights and the refund of the amount overpaid as a result of the unconstitutional increase of these contributions. As of the date of these financial statements, there was no final decision on this issue. Accordingly, Eletrobras has not recognized only potential tax credits for PIS/PASEP and COFINS which are still being determined.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

13.	Investments

	December 31,
	2009	2008 (restated)
Investments

Cost of acquisition
EATE	68,000	68,000
ITIQUIRA	41,339	41,339
TANGARÁ	27,284	27,284
EPTE	13,800	13,800
GUASCOR	3,300	3,300
ELEJOR	10,000	10,000
INAMBARI	13,792	-
ENERPEIXE (XII)	350,763	350,763
STN (I)	97,020	97,020
Artemis (II)	68,912	64,976
SC Energia	69,005	69,005
RS Energia	73,492	73,492
Uirapuru (III)	19,600	19,600
ETAU (IV)	9,568	9,841
Transleste (XIII)	11,896	11,896
Transirapé (XV)	5,474	5,474
Transudeste (XIV)	7,500	7,500
Centroeste de Minas (XIX)	16,060	6,514
Chapecoense	259,545	270,855
Intesa (VIII)	75,905	75,905
Amazonia – AETE (VII)	21,300	21,300
Energética Aguas de Pedra (IX)	123,969	123,969
Serra do Facão (XVI)	137,484	273,713
Retiro Baixo Energética (XVII)	99,920	67,188
Baguari Energia (XVIII)	79,225	61,925
Brasnorte (XI)	89,009	39,600
Amapari (X)	41,423	41,423
Energia Sustentável (V)	411,486	100,004
Estação Transmissora de Energia (VI)	208,786	-
CDSA	11,801	11,801

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

CER	102,	102
CEA	20	20
EEB	3	3
Other	381,611	237,385

	2,848,394	2,204,996

For a discussion of the restatement of our investments, see Note 3(ii)

	December 31,
	2009	2008 (restated)
Investments

Quoted market prices
CEEE-GT	499,490	480,596
CEEE-D	380,244	932,871
EMAE	209,163	93,706
CEMAT	319,520	245,272
CTEEP	2,820,116	2,276,138
CELPA	339,716	289,540
CEMAR	622,598	398,427
CESP	181,872	88,378
CELESC	145,593	144,786
AES TIETE	604,743	449,025
COELCE	163,746	119,359
CELPE	52,687	34,909
COPEL	55,873	33,677
ENERGISA	68,359	208,620
ELETROPAULO	72,300	53,439
ENERGIAS DO BRASIL	16,615	11,192
CPFL ENERGIA	30,077	25,682
CELG	276	287
DUKE	15,895	7,979
CEB	9,193	4,411

	6,608,077	5,898,292

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

9,456,471	8,103,288

As of January 1, 2008, ELETROBRAS adopted ASC No. 825 – “Financial Instruments” (“ASC 825”) for the valuation of the Company investments in affiliates (See Note 3a).

ELETROBRAS has several legal proceedings within the judiciary at various stages of trial, where it is the defendant (See Note 21), in which assets representing 9.57% of its total investment portfolio have been offered as guarantees, as follows:

	Investment balance		Guarantee %		Guarantee amount
Affiliate	2009	2008 (restated)	2009	2008 (restated)	2009	2008 (restated)

CTEEP	2,820,116	2,276,138	88.93%	91.71%	2,507,929	2,087,446
EMAE	209,163	93,706	100%	100%	209,163	93,706
CESP	181,872	88,378	95.82%	95.82%	174,270	84,684
AES TIETE	604,743	44,025	89.22%	89.19%	539,552	39,266
COELCE	163,746	119,359	100%	100%	163,746	119,359
DUKE	15,895	79,790	62.48%	62.48%	9,931	49,853
CEMAT	319,520	245,272	86.64%	86.64%	276,832	212,504
CEB	9,193	4,411	50%	50%	4,597	2,206
CELPA	339,716	289,540	5.31%	96.99%	18,039	280,825
CELPE	52,687	34,909	70.32%	71.55%	37,049	24,977
CELESC	145,593	144,786	15.24%	15.24%	22,188	22,065
CEEE-GT	499,490	480,596	87.39%	87.39%	436,504	419,993

	5,361,734	3,900,910			4,399,801	3,436,883

Over the past few years, ELETROBRAS signed investments in projects in partnership with the private sector, where the Company is the non-controlling shareholder, holding preferred shares. The purpose of these undertakings is to operate in the area of electric energy generation and transmission.

Similarly, considering the needs of investment expansion in the energy sector, in line with the intention of the Federal Government to attract new capital as per Law No. 10438/2002, ELETROBRAS subsidiary companies also hold non-controlling ordinary interest in electricity service companies accounted for under cost method.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

13.	Investments (Continued)

I.	STN - It refers to a special purpose company created by CHESF and by the Technical Company of Electrical Engineering - Alusa, to explore the granting of a transmission line of 546 km, 500 KV, in the stretches Teresina (PI) - Sobral and Fortaleza (CE). The capital of the company Sistema de Transmissão Nordeste is divided according to the following proportion: Alusa, 51% and CHESF, 49%. The project was concluded in December 2005 and commercial operation started in January, 2006.

II.	Artemis Transmissora de Energia - A Company whose objective is exploring transmission lines of 525 KV, connecting Salto Santiago to Ivaiporã and Ivaiporã to Cascavel D’Oeste. The subsidiary ELETROSUL holds 49% of the capital stock shares. The operations started in October 2005.

III.	Uirapuru Transmissora de Energia - It refers to a special purpose company, established in 2004 to construct, operate and maintain 120 km of a 525 KV transmission line, Ivaiporã (PR) - Londrina (PR), with a concession for 30 years, ELETROSUL holds 49% of the shares representing Uirapuru capital stock, leaving Cymi Holding S.A, with 51%. The transmission line started to operate in 2006.

IV.	ETAU - Empresa Transmissora do Alto Uruguay -It refers to a special purpose company established to construct, operate and maintain 187 km of a 230 KV transmission line, Campos Novos (SC) - Barra Grande (SC) - Lagoa Vermelha (RS) - Santa Marta (RS), with a concession for 30 years, ELETROSUL holds 27.4% of ETAU capital stock shares, leaving the companies Terna Participações S.A, with 52.6%, DME Energética Ltda, with 10%, and Companhia Estadual de Energia Elétrica - CEEE with 10%. The transmission line started to operate in 2005.

V.	Energia Sustentável do Brasil It refers to a special purpose company whose objective is the exploration of the concession and commercializing the energy from Jirau Hydroelectric Plant, on the Rio Madeira (RO), with a capacity of 3.300 MW, and estimated operation beginning in 2013, ELETROBRAS System holds 40% of the company’s capital (CHESF - 20% and ELETROSUL - 20%), together with the companies Suez Energy South America Participações Ltda, (50.1%) and Camargo Corrêa S.A, Investimentos em Infraestrutura S.A, (9.9%). The concession period of the project is 35 years.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

13.	Investments (Continued)

VI.	Estação Transmissora de Energia - It refers to a special purpose company whose objective is the construction, implementation, operation, and maintenance of the Electricity Transmission Public Utility of the Basic Network Interconnected System, consisting of the station Refiticadora No. 1 with alternating current/direct current, and of the Inverter Station No. 1 with direct current/alternating current, 600/500 KV - 2,950 MW, with a concession for 35 years, ELETROBRAS System holds 49% of the capital stock shares (ELETROSUL holds 24.5% and ELETRONORTE holds 24.5%), leaving. Andrade Gutierrez Participações with 25.5% and Abengoa Concessões Brasil Holding S.A, with 25.5%.

VII.	Amazônia Eletronorte Transmissora de Energia - It refers to a special purpose company established for the construction, operation and maintenance of 2 transmission lines of 230 KV - Coxipó (MT) - Cuiabá (MT), with a length of 25 km, and Cuiabá (MT) - Rondonópolis (MT) with a length of 168 km, which started its operations in August, 2005, ELETRONORTE holds 49% of AETE’S capital stock.

VIII.

Intesa - Integração Transmissora de Energia It refers to a special purpose company established for the construction, implementation, operation, and maintenance of Electricity Transmission Line at 500KV, in the stretches Colinas - Serra da Mesa 2, 3rd circuit, with a concession for 30 years, The capital of Intesa is divided as follows: ELETROBRAS System, with 49% (CHESF - 12% and ELETRONORTE - 37%) and Brasil Energia Private Equity Investment Fund - FIP, with 51%, Intesa’s commercial operations began in 2008.

IX.	Energética Águas da Pedra - It refers to a special purpose company based in Aripuanã Consortium, which was relating to contracts of energy from new projects, with subsequent granting for HEP Dardanelos implementation, under the Regulated Contracting Environment, ELETROBRAS System holds a share of 49% (CHESF - 24.50% and ELETRONORTE - 24.50%) together with Neoenergia S.A, which holds 51%, The power plant will be implemented in Rio Aripuanã, located in northern Mato Grosso State, with power of 261 MW and total average power ensured of 154.9 MW. The first machines are estimated to start operating in 2011, and average of 147 MW was commercialized for the period between 2011 and 2041, with a concession for 35 years.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

13.	Investments (Continued)

X.	Amapari Energia - Special Purpose Company established in 2007 in a partnership between MPX Energia S.A., and ELETRONORTE, which aims to establish itself as an Electricity Independent Producer (PIE), with initial installed capacity of 23.33 MW. This is a diesel oil thermal power station (TPS) in the city of Serra do Navio, State of Amapá. ELETRONORTE holds a share of 49% and MPX Energia a share of 51%.

XI.	Brasnorte Transmissora de Energia - It refers to a special purpose company established in 2007 aiming to explore the granting of Juba - Jauru Transmission Line, 230 KV, with extension of 129 km; Maggi - Nova Mutum Transmission Line, 230 KV, extension of 273 km; Juba Substation, 230/138 KV and Maggi Substation, 230/138 KV. ELETRONORTE holds a capital stock share of 49.71%, Terna Participações S.A, of 38.70% and Bimetal Ind. e Com. de Produtos Metalúrgicos Ltda. of 11.62%.

XII.	Enerpeixe - It refers to a special purpose company called Enerpeixe S.A., whose objective is the construction and operation of HPE Peixe Angical, located on the Tocantins River, whose generation capacity is 452 MW. FURNAS holds 40% of the capital stock, and operations started on May 2006.

XIII.	Transleste - It refers to a special purpose company established in 2003, with the objective to implement and operate, for a period of 30 years, the transmission line connecting Montes Claros (MG) to Irapé (MG), at 345 KV of voltage and with extension of 150 km, The subsidiary FURNAS holds 24% of the capital stock. The transmission line started to operate in 2005.

XIV.	Transudeste - This company was established in 2004 with the objective to implement and exploit, for a period of 30 years, the transmission line connecting Itutinga (MG) to Juiz de Fora (MG), at 345 KV of voltage and with an extension of 140 km. The subsidiary FURNAS holds 25% of the capital stock. The transmission line started to operate in 2007.

XV.	Transirapé - It is a society established in 2004 with the objective of constructing, operating and maintaining the Irapé (MG) - Araçuaí (MG) electricity transmission line facilities, at the voltage of 230 KV, with 65 km of extension. The subsidiary FURNAS holds 24.5% of the capital stock. The transmission line started to operate on May 2007.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

13.	Investments (Continued)

XVI.	Serra do Facão - It refers to a special purpose company established with the objective of constructing and operating the HPE Serra do Facão, with installed power of 210 MW, located on the São Marcos River in the State of Goiás. FURNAS holds 29.5% of the shares. The first machine is estimated to start operating in May 2010.

XVII.	Retiro Baixo - It refers to a special purpose company, called Retiro Baixo Energética S.A, established to implement and manage the HEP Retiro Baixo, with installed power of 82 MW, located on the Paraopeba River, in the Minas Gerais municipalities of Curvelo and Pompeu. FURNAS holds 49% of the capital stock and the works began in March, 2007. The commercial operation of the first machine started in 2009.

XVIII.	Baguari Energia - It is a special purpose company established to implement and exploit the HEP Baguari, located on the Doce River, in the State of Minas Gerais, with a capacity of 140 MW and with activities estimated to begin in 2009. FURNAS holds 30.61% of the capital stock and the investment balance on December 31, 2009 is fully registered as advance for future capital increase.

XIX.	Centroeste de Minas - It is a company established in 2004 with the objective to implement and exploit, for a period of 30 years, the transmission line connecting FURNAS (MG) to Pimenta (MG), at 345 KV of voltage and with extension of 75 km. The subsidiary FURNAS holds 49% of the capital stock.

ELETROPAR holds a non-controlling interest of 49% of Eletronet S.A., -ELETRONET capital stock, performing as a representative of the interests of ELETROBRAS subsidiaries that assign electricity with ELETRONET, which is responsible for the transfer of business yields to the mentioned ceding companies, and it is entitled to a management fee and the refund of its expenses on account of such business.

ELETROPAR, as of September 20, 2002, took over the management of ELETRONET, due to the default of the majority shareholder AES Bandeirante Empreendimentos Ltda. to provide the monetary adjustment of the capital stock 4th portion.

In 2003, the Board of Directors of ELETRONET decided to declare the company’s bankruptcy, since all possibilities of keeping it as a going concern had been exhausted, and there was no prospect of a definitive solution.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

13.	Investments (Continued)

At the Extraordinary General Meeting of ELETRONET held in April, 2003, the shareholders approved the declaration of the company’s bankruptcy with a temporary restraining order on the continuation of its business and the management was authorized to take the appropriate legal measures.

In May 2003, ELETRONET requested the judicial branch of the State of Rio de Janeiro for the declaration of its bankruptcy with a temporary restraining order on the continuation of its business. The 5th Corporate Court decreed bankruptcy as requested. Thus, ELETRONET continued operating under the administration of the judicial branch.

In June 2006, ELETROPAR and the bankrupt Eletronet S.A., received extrajudicial notifications from the ceding companies, unilaterally terminating the agreement signed with ELETROPAR in 1999, and respective addenda, which set forth the conditions for the latter to transfer to ELETRONET the right to access and use cables and infrastructure, as well as to be refunded for 50% of the costs incurred in managing this structure. However, we point out that this termination does not comprise the credits receivable corresponding to the reimbursements due and charged until December 31, 2006.

The ceding companies, based on contractual provisions, requested, among other things: a) to be vested in the possession of assets comprising the infrastructure implemented to provide telecommunication services; b) to exercise the right of claiming the optical cables; and c) to maintain the basic services of the Brazilian electricity transmission integrated system, as well as the non-interruption of services provided by ELETRONET’s employees.

On the same date the ceding companies filed a petition at the 5th Corporate Court of the District of Rio de Janeiro requesting an injunction, which was definitively granted on January 14, 2008, only pending for its effectiveness the release of R$ 380,000 thousand in the checking account of the bankrupt Eletronet S.A. Being the amount determined by the court expert. In view of this decision, the ceding companies LT Bandeirantes Empreendimentos Ltda. (successor of AES Bandeirantes Empreendimentos Ltda. and partner of ELETROPAR in ELETRONET), and the bankrupt estate of Eletronet S.A. filed an interlocutory appeal.

It is worth mentioning the opinion of the 5th Bankrupt Estates Prosecutor Office, dated May 9, 2007, page 4,781 of the bankruptcy records, declaring that there is no indication

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

13.	Investments (Continued)

of bankruptcy crime in the adjudication of the bankruptcy, and accordingly, in addition to the lapse of the punitive claim on May 15, 2007, it was not necessary to start a legal investigation.

II)	Guarantees

The sums of guarantees by the Company in favor of the subsidiaries are described below:

		December 31,

		2009	2008

Eletrosul/Chesf	HEP Jirau	7,273,395	-
Eletrosul	HEP Mauá	364,834	-
Eletrosul	HEP Passo São João	183,330	183,330
Furnas/Eletronorte	HEP Santo Antonio	6,638,593	-
Furnas	HEP Simplício	1,034,410	1,034,410
Eletronorte	Substation Miranda II	47,531	-
CGTEE	CCEE Operations	12,500	-

		15,554,593	1,217,740

III)	In October, ELETROBRAS’s Board of Directors approved the Company’s equity interest in Centrales Hidroelétricas de Centroamérica - CHC, with the purpose of preparing and developing the feasibility studies and the basic project of HEP TUMARIN, in Nicaragua.

This operation is dependent on the determination of the value regarding the rights and obligations to be used by Construtora Queiroz Galvão for the payment of its shares, and to whether Construtora Queiroz Galvão and CHC will accept the stipulated value. Should the amount estimated by the aforementioned audit be lower than the one informed by Construtora Queiroz Galvão, the latter will make a cash transfer of the additional amount for the payment of shares.

ELETROBRAS will hold a 50% share in CHC’s capital.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

14.	Property, plant and equipment

Property, plant and equipment consists of the following:

	December 31, 2009

	Annual depreciation Rate	Cost

		In service	In progress	Accumulated Depreciation	Total

Generation
Hydroelectric	2% - 5%	70,248,645	4,751,409	(42,545,099)	32,454,955
Nuclear	2% - 5%	7,398,956	3,671,654	(2,409,798)	8,660,812
Thermoelectric 1	2% - 5%	5,911,729	1,113,765	(2,248,219)	4,777,275

		83,559,330	9,536,828	(47,203,116)	45,893,042
Transmission	2% - 5%	38,742,972	6,428,928	(18,057,939)	27,113,961
Distribution	2% - 5%	652,448	569,200	(461,979)	759,669
Administration	4% - 20%	349,444	18,645	(240,272)	127,817
Others		540,166	-	-	540,166

Total		123,844,360	16,553,601	(65,963,306)	74,434,654

1	The for thermoelectric generation are recorded as finance leases. For more information see Note 3(y)(i).

	December 31, 2008 (restated)

	Annual depreciation Rate	Cost

		In service	In progress	Accumulated Depreciation	Total

Generation
Hydroelectric	2% - 5%	79,592,026	4,458,542	(43,014,809)	41,035,759
Nuclear	2% - 5%	6,106,360	3,964,040	(2,066,615)	8,003,785
Thermoelectric 1	2% - 5%	4,787,114	149,210	(861,587)	4,074,737

		90,485,500	8,571,792	(45,943,011)	53,114,281
Transmission	2% - 5%	33,328,655	4,690,764	(15,445,999)	22,573,420
Distribution	2% - 5%	3,771,652	752,283	(2,487,774)	2,036,161
Administration	4% - 20%	808,353	427,959	(335,967)	900,345

Total		128,394,160	14,442,798	(64,212,751)	78,624,207

1	The restatement relates to finance leases for thermoelectric generation as further described in Note 3.

Depreciation for the years ended December 31, 2009, 2008 and 2007 totalled R$ 3,476,954, R$ 3,808,989 and R$ 3,067,167, respectively.

The Company incurred interest costs of R$ 332,594, R$ 563,632 and R$ 664,077 for the years ended December 31, 2009, 2008 and 2007, of which R$ 722,480, R$ 254,717 and R$ 458,384 were capitalized, respectively.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

14.	Property, plant and equipment (Continued)

According to the Decree No. 41,019 of February 26th, 1957, the Company’s power generation, transmission and distribution assets may not be retired, disposed of, transferred, sold or mortgaged without the prior authorization of ANEEL. The proceeds received from the disposal of assets must be deposited in a restricted bank account and used in the purchase of other concession assets.

Additionally, the Company cannot use the assets relating to the electric power utility concession contract as collateral.

I)	Extension of Hydroelectric Power Plant Samuel - HEP Samuel concession:

Decree No. 83,975 of September 14th, 1979, granted Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE the concession for the use of hydraulic electricity of a stretch of the Jamari River, in the city of Porto Velho, State of Rondônia, with a 30-year term of effectiveness, which expired in September 2009.

On July 18th, 2006, ELETRONORTE submitted to ANEEL the request to extend the concession of HEP Samuel and the consequent execution of the concession agreement.

On March 11th, 2010, the HEP Samuel concession was extended for another twenty years. This extension depends on the execution of the contract between ELETRONORTE and ANEEL.

II)	Recoverable values of long-lived assets

The Company’s Management and its subsidiaries annually analyze the recoverability of the book value of their assets, or whenever any circumstances indicate such need. These reviews have indicated no need to recognize further impairment losses except for CEAL, CERON, CGTEE, AMAZONAS ENERGIA, ELETRONORTE and Boavista Energia. Below we can find the imparment description for 2009 and 2008:

Year	Amount	Description

2009	266,293	Related to distribution companies that belongs to Eletrobras system
		649,253 is related to UHE Samuel
2008	770,231	28,207 is related to distribution companies
		92,771 is related to UTE Candiota

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

15.	Loans and financing

	2009

			Principal		2008

	Annual average rate	Interest Amount	Current portion	Long-term	Total	Maturity	Guarantee

Foreign currency
Banco Interamericano de Desenvolvimento - BID	5.32%	3,659	32,397	242,977	418,571	2006 to 2018	Guaranteed by Federal Government
Credit Suisse	6.87%	59,421	-	1,741,200	-		-
Comitê Andino de Fomento – CAF	3.97%	22,040	-	1,205,446	1,646,240		-
Kreditanstalt fur Wiederaufbau – KFW	3.87%	183	23,811	52,205	155,588		Guaranteed by Federal Government
Dresdner Bank	6.25%	775	23,810	48,458	140,954		Guaranteed by Federal Government
Dresdner Bank	7.75%	3,984	-	522,360	706,447		-
Exim Bank	2.15%	1,654	41,288	309,651	542,348		Guaranteed by Federal Government
Others	-	15,489	3,942	761,549	525,168		-

		107,206	125,248	4,883,845	4,135,316

Others
Federal Treasury - ITAIPU BINACIONAL	4.1% to 8.49%	3,342	694,463	17,443,069	25,148,146	2006 to 2013	-

		3,342	694,463	17,443,069	25,148,146

		110,548	819,711	22,326,914	29,283,462

Local currency
Credit Rights Investment Fund (“FDIC”)	1.38%, 1.8% and Selic	-	71,672	-	311,907	2006 to 2010	Credit rights
Others		52,517	294,192	3,206,020	2,961,380

		52,517	365,863	3,206,020	3,273,287

Total		163,065	1,185,574	25,532,934	32,556,749

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

15.	Loans and financing (Continued)

ELETROBRAS’s liabilities include loan agreements executed between ELETROBRAS and multilateral agencies, such as IDB, KFW and EXIMBANK, which are guaranteed by the federal government. These agreements contain standard covenants applicable to agreements with multilateral agencies. These clauses are usually agreed upon in negotiations with these entities.

In the A/B Loan agreements of syndicated loan between CAF and commercial banks, ELETROBRAS has covenants typically practiced in the market, some of which are in relation to the following: existence of corporate guarantees, change of corporate control, compliance with licenses and authorizations, and restriction to significant disposal of assets. There are no contracts with financial ratio clauses in ELETROBRAS’ liabilities.

ELETROBRAS performed the following fund raising operations, during the year 2009:

a) In 2009, the Company issued an US$ 1,000,000 bond in the international stock market. The securities were issued for a period of 10 years maturing on July 30, 2019, fully redeemable upon maturity, and subject to semi-annual interest at 6.875% per annum (p.a.), offering a 7.0% p.a. yield to investors who purchased these bonds at the issue date. The issue price was 99,112% of the face value, with 60% of the offerings being from the United States, 30% from Europe and 10% from Asia.

The funds obtained from this foreign operation represent the fund to finance the subsidiaries, aiming to ensure compliance with the ELETROBRAS System investment program.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

15.	Loans and financing (Continued)

b)	Negotiations are being held with other multilateral agencies, such as the European Investment Bank and the French Development Agency, with a view to obtaining new lines of credit.

Composition of foreign financings by currency:

	December 31,

Currency	2009	2008

US$	22,326,886	27,233,620
EURO	232,572	1,464,173
YEN	697,715	585,669

Total	23,257,173	29,283,462

▶ Maturities of long-term financing:

The long-term portion at December 31, 2009 becomes due in the following years:

2011	1,632,556
2012	2,117,930
2013	1,920,037
2014	1,865,134
2015 and thereafter	17,997,276

25,532,934

As of December 31, 2009 and 2008, the Company had met all the requirements set forth by its loan and financing agreements.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

16.	Finance leases obligations

	December 31,

	2009	2008 (restated)1

Local currency
Energy generation equipment	1,748,275	1,791,507

Total	1,748,275	1,791,507
(-) Current	108,827	104,984

Non-current	1,639,448	1,686,523

1	For a discussion of the restatement relating to finance leases, see Note 3(y)(i).

The minimum payments under finance leases are classified as follows:

	December 31,

	2009	2008

No later than 1 year	108,827	104,984
More than 1 year and no later than 5 years	544,056	532,312
Later than 1 year	1,095,392	1,154,211

Non-current	1,748,275	1,791,507

The lease term is for a period of 20 years, starting substantially in 2005.

All the equipment leased are related to the energy generation process, and are allocated to the subsidiary Amazonas Energia.

17.	Taxes payable

	December 31,

	2009	2008

Income and social contribution taxes	576,243	1,978,891
PASEP and COFINS	134,952	224,778
ICMS (VAT)	104,623	139,704
PAES	1,044,830	1,087,837
Others	376,734	261,210

Total	2,237,383	3,692,420
(-) Current	(1,257,182)	(2,075,726)

Non-current	980,201	1,616,694

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

a) Special Installment Program - PAES

The subsidiaries FURNAS, ELETROSUL, ELETRONORTE, Amazonas Energia and CEAL opted for refinancing their taxes liabilities. The financing term is limited to 180 months and the outstanding balance is adjusted by the long-term interest rate (“TJLP”) and SELIC.

The debt related to the Special Installment Program - PAES on December 31, 2009, is R$ 1,044,830.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

17.	Taxes payable (Continued)

b)	Tax Incentives - SUDENE

The Provisional Measure 2199-14 of August 24, 2001, amended by Law No. 11,196 of November 21, 2005, authorizes the northeast region companies with projects in the infrastructure sector deemed by the Executive Branch as priority for the regional development, to reduce their income tax for the purposes of investments in installation, expansion, modernization, or diversification projects.

In 2008, the subsidiary CHESF obtained the right to reduce by 75% its income tax, calculated based on the operating profit, as defined. This incentive was granted until 2017.

This year, the tax incentives mentioned above amounted to R$ 163,153 (R$ 343,251 on December 31, 2008), recorded in the income for the year as a reduction of income tax.

18.	Federal treasury credits

	December 31,

	2009		2008

	Current	Non-current	Current	Non-current

Loan for acquisition of CEEE	68,720	287,646	62,231	362,601
Reimbursment Obligations	-	1,033,265	-	2,450,772
Others	7,316	23,660	10,005	40,828

	76,036	1,344,571	72,236	2,854,201

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

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

According to Law No. 10,308/2001, ELETRONUCLEAR is legally responsible for the initial deposits of waste arising from the decommissioning of Angra I and Angra II and, accordingly, it bears the costs of this obligation. Under the provisions of Law No. 10,308/2001, CNEN is responsible for and bears the costs of implementing the intermediate and final deposits of waste. Therefore, these costs are not included in the calculation of the liabilities resulting from the decommissioning of thermonuclear plants, though the costs for the storage of the waste are, Article 18 of the above-mentioned Law establishes that intermediate and final waste storage services will have their respective costs reimbursed to CNEN by the depositors, according to a table approved by CNEN Advisory Commission to be in force starting on the first business day following the publication on the Federal Official Gazette.

When Angra II starting operations in 2000, new studies on decommissioning costs were conducted on the basis of estimates applicable to a set of 17 US plants and 10 European, Canadian and Japanese plants which are at different decommissioning stages, as well as criteria set by the US NRC - Nuclear Regulatory Commission. These criteria were used in studies of plants similar to the Brazilian ones, including a specific study conducted at the Krisko plant, which is considered as Angra I’s twin sister.

Angra I’s and Angra II’s decommissioning cost is estimated at US$ 197,816 thousand and US$ 240,000,000, and the end of the plants’ useful lives is forecast for December 2024 and August 2040, respectively.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

19.	Decommissioning of Nuclear Power Plant (Continued)

In 2007, the Company’s Management reviewed and adjusted the values, besides defining parameters and regulations for setting up the necessary financial reserves to cover the plant decommissioning costs. Therefore, the adjusted costs are US$ 307,000 thousand and US$ 426,000 thousand for Angra I and Angra II, respectively. The useful economic live of the plants was set to be 40 years. As a result of that revaluation, total obligation changed from US$ 437,816 thousand to US$ 733,000 thousand.

On December 31, 2009, the fair value in accordance with ASC 410 liabilities related to Angra I and Angra II was R$ 323,327. The changes in the referred provision are as follows:

	Angra I	Angra II	Total

December 31, 2007	135,870	55,457	191,327
Accretion	13,240	497	13,738
Exchange variation	43,393	17,711	61,104
December 31, 2008	192,503	73,665	266,168
Accretion	68,264	56,753	125,017
Exchange variation	(49,077)	(18,781)	(67,858)

December 31, 2009	211,690	111,637	323,327

The amounts recorded as liabilities incurred with decommissioning thermonuclear plants are estimated and will be revised through the economic lives of the plants, considering technological advances and with the aim of allocating the costs to be incurred with their deactivation to the respective accrual period.

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

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

19.	Decommissioning of Nuclear Power Plant (Continued)

ELETRONUCLEAR has already built a Waste Management Center - CGR for the storage of low and medium activity wastes, located in Angra dos Reis, State of Rio de Janeiro.

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

Decommissioning costs include services referring to the removal, transportation and final disposal of low and medium activity waste generated during the decommissioning program. It also includes the removal and transportation of the used fuel elements to be stored at a place established by CNEN. However, these costs do not include the services of subsequent intermediate and final storage of those fuel elements.

These latter costs are not considered because there are no procedures, technical regulations, or specific legislation for the long-term storage of used fuel elements. The used fuel may be recycled in the future through reprocessing techniques, as currently followed in countries such as France and Japan. That might generate enough funds to pay for the costs of the final storage of the resulting high activity waste.

Given the specific characteristics of a thermonuclear plant operation and maintenance, whenever the estimated decommissioning costs change, due to new studies applying more advanced technology, the decommissioning quotas must be changed accordingly, and the liabilities can be adjusted to the new scenario.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Post-employment Benefits

The following table shows the companies (sponsors) belonging to the ELETROBRÁS group and their postemployment defined benefits valued under ASC-715 Compensation. According to Brazilian law qualified pension trust funds are legally separated from the sponsoring companies.

Types of postemployment benefits by sponsor of the ELETROBRÁS Group

Segment (sponsor)	Pension trust fund	Pension Plan	Other postretirement benefits

			Life insurance	Medical plan
ELETROBRÁS	ELETROS	X	X
ELETRONORTE	PREVINORTE	X	X	X
CHESF	FACHESF	X	X
ELETROSUL	ELOS	X		X
ELETRONUCLEAR	NUCLEOS/REAL GRANDEZA	X	X	X
FURNAS	REAL GRANDEZA	X	X
CGTEE	ELETROCEE	X
CEAL	FACEAL	X	X	X
CEPISA	FACEPI	X
ITAIPU BRAZIL	FIBRA	X	X	X
ITAIPU PARAGUAY	CAJA	X	X	X

Due to the decentralized structure of the Eletrobrás Group, each segment (ELETROBRÁS, ITAIPU Brazil, ITAIPU Paraguay, ELETRONORTE, FURNAS, ELETRONUCLEAR, CHESF, ELETROSUL, CGTEE, CEPISA and CEAL) sponsors its own package of employee benefits. In this context, there is a wide array of defined postemployment benefits provided by the Group. As a whole, the Group provides for current and future retirees and their beneficiaries:

▶ Immediate and vested deferred last-survivor life annuities;

▶ Medical, dental and pharmacy benefits; and

▶ Whole life insurance.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

On the next pages, the consolidated results are disclosed according to SFAS 132R as amended by SFAS 158. The measurement date for each year is December, 31st. The fair value of pension plan assets was also measured as of December 31st of each corresponding year. The assets used in the calculation for US GAAP purpose are net of accounts payable, other funds not available to pay pension benefits and outstanding debt contracts of the sponsoring companies that were recorded as pension plan assets for local accounting purposes. All amounts are presented in thousands of Brazilian Reais.

Table 1 presents a summary of consolidated results for both Pension Benefits and Other Postemployment Benefits.

	December 31,
Table 1 - Summary of Results – Employee Benefits – Eletrobrás Group	2009	2008	2007

_ Accrued Pension Obligation (SFAS 87)	(2,321,835)	(2,716,609)	(1,082,103)
_ Complement due to Outstanding Employer Debts for Pension Funding		-	-
_ Accrued Benefit Obligation – Other Postemployment Benefits (SFAS 106)	(1,054,902)	(1,124,772)	(1,260,580)
Net amount recognized as postemployment benefit liability	(3,376,737)	(3,841,381)	(2,342,684)
_ Current liability (unfunded OPEB of next period)	(50,726)	(44,980)	(37,972)
_ Non-current liability	(3,326,011)	(3,796,401)	(2,304,711)

_ Charge to AOCI upon adopting SFAS 158 – Pension Benefits	1,197,586	2,425,349	402,318
_ Charge to AOCI upon adopting SFAS 158 – Other Postemployment Benefits	(117,053)	(55,876)	258,086
Net amount recognized in Accumulated Other Comprehensive Income	1,080,533	2,369,473	660,404

Net periodic benefit cost – Pension Benefits	514,436	125,825	243,641
Net periodic benefit cost – Other Postemployment Benefits	141,215	141,782	154,235
Total net periodic benefit cost	655,651	267,606	397,876

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

a.1)	Disclosure of Pension Benefits

Table 2a - Consolidated Results of Pension Benefits – Change in PBO

Change in projected benefit obligation	2009	2008	2007

Projected benefit obligation at beginning of year	17,063,731	15,863,257	14,578,981
Service cost	172,748	270,270	241,814
Interest cost	1,632,745	1,634,663	1,360,312
Contributions to defined contribution account balances	-	-	47,983
Actuarial (gain)/loss	626,185	390,519	697,559
Curtailments	-	-	(29,767)
Settlements	-	-	(146,261)
Obligation increase due to new plan and plan amendments	-	-	22,557
Postretirement indemnity disregard	-	-	-
Gross benefits paid	(991,627)	(855,167)	(727,329)
Inclusion of Itaipu Paraguay into consolidated results	-	-	-
Other adjustments	84,218	(239,811)	(182,593)

Projected benefit obligation at end of year	18,588,000	17,063,731	15,863,257

Table 2b - Consolidated Results of Pension Benefits – Change in Plan Assets

Change in plan assets	2009	2008	2007

Fair value of plan assets at beginning of year	14,347,122	14,781,153	12,348,812
Actual return on plan assets	3,239,724	166,678	2,690,255
Employer contributions	579,109	582,819	634,507
Employee contributions	156,898	98,221	123,426
Gross benefits paid	(991,627)	(855,167)	(727,329)
Asset increase due to new plan	-	-	-
Settlements	-	-	(189,151)
Other adjustments	(110,787)	(426,583)	(99,367)

Fair value of plan assets at end of year	17,220,439	14,347,122	14,781,153

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

a.1)	Disclosure of Pension Benefits (Continued)

Table 2c - Consolidated Results of Pension Benefits – (A)PPC

	2009	2008	2007

(Accrued)/ prepaid pension cost at end of year
Projected benefit obligation at end of year	(18.588.000)	(17.063.731)	(15.863.257)
Fair value of plan assets at end of year	17.220.439	14.347.122	14.781.153

(Unfunded)/funded status at end of year	(1.367.561)	(2.716.609)	(1.082.103)

Table 2d - Consolidated Results of Pension Benefits – AOCI

Amounts recognized in Accumulated Other Comprehensive Income after adoption of SFAS 158	2009	2008	2007

Recognition of net actuarial (loss)/gain	(1,146,128)	(2,354,446)	(321,186)
Recognition of prior service (cost)/income	(51,458)	(70,903)	(85,173)
Recognition of transition obligation	-	-	-
Special termination benefit plan	-	-	4,041

Total amount recognized in AOCI upon adopting SFAS 158	(1,197,586)	(2,425,349)	(402,318)

Table 2e - Consolidated Results of Pension Benefits – NPPC

Net periodic pension cost	2009	2008	2007

Service cost (net of expected employee contributions)	51,598	172,049	151,607
Interest cost	1,632,745	1,634,663	1,360,312
Expected return on assets	(1,348,754)	(1,652,271)	(1,305,253)
Amortization of transition obligation (asset)	-	-	-
Amortization of prior service cost	14,564	14,270	(3,895)
Amortization of actuarial (gain)/loss	164,283	(42,887)	40,871

Total net periodic pension cost	514,436	125,825	243,641

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

a.1)	Disclosure of Pension Benefits (Continued)

Table 3 - Rollforward of (Accrued) Prepaid Pension Cost

Rollforward of (Accrued) Prepaid Pension Cost	2009	2008	2007

(Accrued) Prepaid benefit cost at beginning of year	(2.716.609)	(1.082.103)	(2.230.169)
Net periodic pension (cost)/income	(514.436)	(125.825)	(243.641)
Employer contributions	579.109	582.819	634.507
Recognition of actuarial gain (loss) upon SFAS 158	1.143.226	(1.918.998)	786.080
Recognition of prior service cost upon SFAS 158	21.213	14.270	(81.380)
Foreign exchange effect due to Itaipu Paraguay	124.656	(166.305)	83.226
Other adjustments	(4.721)	(20.467)	(30.726)

(Accrued) prepaid benefit cost at end of year	(1.367.561)	(2.716.609)	(1.082.103)

a.2)	Pension Benefits – Balance Sheet Recognition

Table 4a summarizes the balance sheet recognition of pension benefits under US GAAP while Table 4b presents the results by segment as of December 31, 2009.

Table 4a - Balance Sheet Recognition of Pension Benefit Obligation

	December 31,

Pension Benefits – Balance Sheet Recognition	2009	2008	2007

US GAAP pension liability (see table 2c/2d)	(1,367,561)	(2,716,609)	(1,082,103)
Outstanding employer's debt contract	(1,471,710)	(1,970,064)	(1,732,006)
Recorded liability in US GAAP balance sheet	(2,321,835)	(2,716,609)	(1,082,103)

Table 4b - Break-down of recorded US GAAP liability by segment as of December 31, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Total US GAAP net pension (liability) asset	Outstanding employer's debt contract	Recorded (liability) asset in US GAAP balance sheet
Eletrobrás	(152.624)	-	(152.624)
Eletronorte	42.399	(6.363)	(6.363)
Chesf	(19.388)	(371.800)	(371.800)
Eletrosul	43.608	(26.162)	(26.162)
Eletronuclear	(125.322)	-	(125.322)
Furnas	(515.991)	(854.490)	(854.490)
CGTEE	21.112	-	21.112
Itaipu Brazil	(24.724)	(85.620)	(85.620)
Itaipu Paraguay	(564.651)	(3.922)	(564.651)
Ceal	50.539	(33.398)	(33.398)
Cepisa	(122.519)	(89.957)	(122.519)

Total	(1.367.561)	(1.471.710)	(2.321.835)

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

b)	Disclosure of Other Postemployment Benefits (OPEB) – consolidated results and balance sheet recognition

Table 5a - Consolidated Results OPEB – APBO and (A)PBC

OPEB	2009	2008	2007

APBO at beginning of year	1,124,772	1,260,580	1,222,547
Service cost	32,029	41,709	32,486
Interest cost	112,424	123,416	104,993
Actuarial (gain)/loss	(170,612)	(372,861)	(7,071)
Gross benefit paid	(44,079)	(41,337)	(35,389)
Plan Amendments	-	-	(3,323)
Other adjustments	368	113,265	(53,663)

APBO at end of year	1,054,902	1,124,772	1,260,580

	2009	2008	2007

(Accrued)/ prepaid pension cost at end of year
Projected benefit obligation at end of year	(1,054,902)	(1,124,772)	(1,260,580)
Fair value of plan assets at end of year	-	-	-

(Unfunded)/funded status at end of year	(1,054,902)	(1,124,772)	(1,260,580)

Table 5b - Consolidated Results OPEB – NPBC

OPEB – Net Periodic Benefit Cost	2009	2008	2007

Service cost (net of employee contributions)	25,353	33,610	32,486
Interest cost	112,424	123,416	104,993
Expected return on assets	-	1,491	-
Amortization of transition obligation (asset)	-	-	-
Amortization of prior service cost	(270)	(270)	-
Amortization of actuarial (gain)/loss	3,708	(16,465)	16,755

Net periodic benefit cost	141,215	141,782	154,235

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

b)	Disclosure of Other Postemployment Benefits (OPEB) – consolidated results and balance sheet recognition (Continued)

Table 5c - Consolidated Results OPEB – AOCI

Amounts recognized in Accumulated Other Comprehensive Income upon adopting SFAS 158	2009	2008	2007

Recognition of net actuarial loss/(gain)	(114,270)	(52,823)	262,281
Recognition of prior service cost	(2,783)	(3,053)	(3,323)
Recognition of transition obligation	-	-	-
Special Termination Benefit Plan (under FAS 88 rules)	-	-	(872)

Total amount recognized in AOCI upon adopting SFAS 158	(117,053)	(55,876)	258,086

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

c)	Valuation assumptions

The following valuation assumptions were used when determining the Defined Benefit Obligations and the Net Periodic Benefit Costs under SFAS 87 and SFAS 106.

Table 6 - Valuation assumptions by segment as of December 31, 2009

Actuarial assumptions	2009(1)
Discount rate	9.725%
Expected return on plan assets	9.725%
Annual inflation rate	4.50%
Future salary increases	6.59%
Health care cost trend rate (leveled rate) (2)	5.55%
Capacity Factor	98.00%
Turnover rate	none
Mortality table (healthy lives)	AT-83
Disabled mortality table	AT-83
Disability table	Light-Forte

(1) As a consequence of Eletrobras control, the actuarial and financial assumptions adopted for 2008 were the same for all companies presented.

(2) Not all companies sponsor a medical plan. This assumption was adopted when applicable.

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

d)     Additional information as required by SFAS 132r

The following tables present SFAS 132r’s complementary disclosure requirements by segment as of December 31, 2009.

Table 7a - Pension Benefits - Complementary Disclosure under SFAS 132r

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Pension Benefits as of December 31, 2009

	Pensions Benefits

	Eletrobrás	CGTEE	CHESF	Eletrosul	Eletronuclear (Nucleos)	Furnas and Eletronuclear (RG)	Eletronorte	Itaipu Brazil	Itaipu Paraguay	CEAL	CEPISA	Eletrobrás Consolidated

Change in Projected Benefit Obligation
Projected benefit obligation at beginning of year	1,990,397	161,875	3,511,890	665,675	1,283,677	6,341,799	325,716	1,578,395	1,115,648	88,659	-	17,063,731
Service cost	9,988	3,252	17,705	10,917	30,753	59,477	1,547	32,679	6,287	143	-	172,748
Interest cost	179,465	15,607	351,391	62,987	121,109	611,607	28,298	147,253	106,470	8,558	-	1,632,745
Contributions (DC Plan - account balance)	-	-	-	-	-	-	-	-	-	-	-	-
Exclusion of defined contribution accounting balances	-	-	-	-	-	-	-	-	-	-	-	-
Actuarial (gain)/loss	369,302	(21,911)	(61,172)	62,064	(74,776)	174,575	(19,421)	73,279	(130,707)	(2,333)	257,285	626,185
Curtailments	-	-	-	-	-	-	-	-	-	-	-	-
Settlements	-	-	-	-	-	-	-	-	-	-	-	-
Obligation increase due to new plan and plan amendments	-	-	-	-	-	-	-	-	-	-	-	-
Gross benefit paid	(214,649)	(4,883)	(212,695)	(24,348)	(26,284)	(349,842)	(22,117)	(84,396)	(37,986)	(6,468)	(7,959)	(991,627)
Other adjustments	-	-	1	-	(1)	84,217	1	(0)	0	-	-	84,218
Projected benefit obligation at end of year	2,334,503	153,940	3,607,120	777,295	1,334,478	6,921,833	314,024	1,747,210	1,059,712	88,559	249,326	18,588,000

Change in Plan Assets
Fair value of plan assets at beginning of year	2,045,821	131,889	2,820,923	686,895	947,234	5,198,824	325,442	1,452,119	616,911	121,064	-	14,347,122
Actual return on plan asset	307,122	44,836	612,206	138,598	246,196	1,266,913	49,584	301,304	124,708	24,197	124,060	3,239,724
Exclusion of defined contribution accounting balances	-	-	-	-	-	-	-	-	-	-	-	-
Employer contributions	24,601	1,605	318,976	10,799	32,015	121,365	1,092	31,366	26,414	170	10,706	579,109
Plan participants´ contributions	18,984	1,605	48,322	8,959	9,995	29,953	2,422	22,093	14,430	135	-	156,898
Gross benefit paid	(214,649)	(4,883)	(212,695)	(24,348)	(26,284)	(349,842)	(22,117)	(84,396)	(37,986)	(6,468)	(7,959)	(991,627)
Settlements	-	-	-	-	-	-	-	-	-	-	-	-
Other adjustments	-	-	-	-	-	138,629	-	0	(249,416)	-	-	(110,787)
Fair value of plan assets at end of year	2,181,879	175,052	3,587,732	820,903	1,209,156	6,405,842	356,423	1,722,486	495,061	139,098	126,807	17,220,439

(Accrued) prepaid benefit cost at end of year
Funded status at end of year	(152,624)	21,112	(19,388)	43,608	(125,322)	(515,991)	42,399	(24,724)	(564,651)	50,539	(122,519)	(1,367,561)
Unrecognized net actuarial (gain)/loss	-	-	-	-	-	-	-	-	-	-	-	-
Unrecognized prior service cost	-	-	-	-	-	-	-	-	-	-	-	-
Unrecognized net transition obligation (asset)	-	-	-	-	-	-	-	-	-	-	-	-
(Accrued) prepaid benefit cost at end of year	(152,624)	21,112	(19,388)	43,608	(125,322)	(515,991)	42,399	(24,724)	(564,651)	50,539	(122,519)	(1,367,561)

20.	Employee Postemployment Benefits (Continued)

d)	Additional information as required by SFAS 132r (Continued)

Table 7b - Pension Benefits - Complementary Disclosure SFAS 132r (Continued)

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Pension Benefits as of December 31st 2009

	Eletrobrás	CGTEE	Chesf	Eletrosul	Eletronuclear (Nucleos)	Furnas and Eletronuclear (RG)	Eletronorte	Itaipu Brazil	Itaipu Paraguay	Ceal	Cepisa	Eletrobrás Consolidated

Components of net periodic benefit cost
Service cost (net of employee contributions)	4,578	1,647	(9,783)	1,958	22,578	27,992	177	10,586	(8,143)	8	-	51,598
Interest cost	179,465	15,607	351,391	62,987	121,109	611,607	28,298	147,253	106,470	8,558	-	1,632,745
Expected return on assets	(195,031)	(13,284)	(262,863)	(67,938)	(101,724)	(459,034)	(31,426)	(122,515)	(71,404)	(23,535)	-	(1,348,754)
Amortization of transition obligation (asset)	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of prior service cost	12,745	-	-	-	1,819	-	-	-	-	-	-	14,564
Amortization of actuarial (gain)/loss	-	5,326	70,253	-	14,581	67,964	(3)	-	8,095	(1,933)	-	164,283

Total net periodic benefit cost	1,757	9,296	148,998	(2,993)	58,363	248,529	(2,954)	35,324	35,018	(16,902)	-	514,436

Table	7c - Pension Benefits - Complementary Disclosure SFAS 132r (Continued)

		Pension Benefits as of December 31st 2009

		Eletrobrás	CGTEE	Chesf	Eletrosul	Eletronuclear (Nucleos)	Furnas and Eletronuclear (RG)	Eletronorte	Itaipu Brazil	Itaipu Paraguay	Ceal	Cepisa

Expected Cash Flows
Employer Contributions - 2010 (expected)		15,415	2,879	324,751	11,143	16,924	58,902	1,270	22,157	22,720	128	1,941
Expected Benefit Payments
	2010	135,634	4,944	243,161	30,865	51,133	396,066	22,556	87,356	41,089	6,505	12,352
	2011	136,419	5,032	251,636	29,941	58,535	413,511	22,997	91,014	45,257	6,505	13,845
	2012	137,397	5,124	261,343	27,743	67,011	434,846	23,446	95,409	51,249	6,505	15,042
	2013	138,969	5,230	270,014	28,911	74,829	454,236	23,949	100,318	57,633	6,505	16,433
	2014	140,757	5,501	277,372	30,634	82,973	472,648	24,383	108,263	64,527	6,505	17,587
	2015 – 2019	906,310	39,028	1,460,758	205,774	510,255	2,675,841	123,833	644,169	429,260	33,177	100,759

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

d) Additional information as required by SFAS 132r (Continued)

Table 8a - OPEB - Complementary Disclosure SFAS 132r

	Other Postretirement Benefits as of December 31 2009
	Other Postretirement Benefits
	Eletrobrás	CGTEE	Chesf	Eletrosul	Eletronuclear (Nucleos)	Furnas and Eletronuclear (RG)	Eletronorte	Itaipu Brazil	Itaipu Paraguay	Ceal	Cepisa	Eletrobrás Consolidated
Change in Projected Benefit Obligation
Projected benefit obligation at beginning of year	52,288	-	139,178	3,689	60,265	116,824	54,925	369,636	327,967	-	-	1,124,772
Service cost	552	-	1,479	187	2,591	1,718	1,527	8,051	15,924	-	-	32,029
Interest cost	5,469	-	13,020	371	5,097	12,220	4,481	44,785	26,981	-	-	112,424
Actuarial (gain)/loss	(29,266)	-	(59,960)	(676)	16,545	8,018	(22,620)	(74,118)	(27,388)	18,853	-	(170,612)
Gross benefit paid	-	-	(2,941)	(397)	(1,560)	(2,450)	(185)	(14,405)	(22,141)	-	-	(44,079)
Other adjustments	-	-	(1)	(1)	1	-	370	(1)	(0)	-	-	368
Projected benefit obligation at end of year	29,043	-	90,775	3,173	82,939	136,330	38,498	333,948	321,343	18,853	-	1,054,902

(Accrued) prepaid benefit cost at end of year
Funded status at end of year	(29,043)	-	(90,775)	(3,173)	(82,939)	(136,330)	(38,498)	(333,948)	(321,343)	(18,853)	-	(1,054,902)
Unrecognized net actuarial (gain)/loss	-	-	-	-	-	-	-	-	-	-	-	-
Unrecognized prior service cost	-	-	-	-	-	-	-	-	-	-	-	-
Unrecognized net transition obligation (asset)	-	-	-	-	-	-	-	-	-	-	-	-
(Accrued) prepaid benefit cost at end of year	(29,043)	-	(90,775)	(3,173)	(82,939)	(136,330)	(38,498)	(333,948)	(321,343)	(18,853)	-	(1,054,902)

Total US GAAP net benefit (liability) asset	(29,043)	-	(90,775)	(3,173)	(82,939)	(136,330)	(38,498)	(333,948)	(321,343)	(18,853)	-	(1,054,902)

Table 8b - OPEB - Complementary Disclosure SFAS 132r (Continued)

	Other Postretirement Benefits as of December 31st 2009
	Eletrobrás	CGTEE	Chesf	Eletrosul	Eletronuclear (Nucleos)	Furnas and Eletronuclear	Eletronorte	Itaipu Brazil	Itaipu Paraguay	Ceal	Cepisa	Eletrobrás Consolidated
Components of net periodic benefit cost
Service cost (net of employee contributions)	552	-	(1,880)	187	1,742	(750)	1,527	8,051	15,924	-	-	25,353
Interest cost	5,469	-	13,020	371	5,097	12,220	4,481	44,785	26,981	-	-	112,424
Expected return on assets	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of Transition obligation (asset)	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of Prior service cost	-	-	-	(270)	-	-	-	-	-	-	-	(270)
Amortization of Actuarial (gain)/loss	(2,766)	-	6,075	-	940	(8,743)	10,185	(10,608)	8,625	-	-	3,708

Total net periodic benefit cost	3,255	-	17,215	288	7,779	2,727	16,193	42,228	51,530	-	-	141,215

CENTRAIS ELÉTRICAS BRASILEIRAS S,A, - ELETROBRAS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

d)	Additional information as required by SFAS 132 R (Continued)

Table 8c - OPEB - Complementary Disclosure SFAS 132 R (Continued)

		Other Postretirement Benefits as of December 31st 2009

		Eletrobrás	CGTEE	Chesf	Eletrosul	Eletronuclear (Nucleos)(1)	Furnas and Eletronuclear	Eletronorte	Itaipu Brazil	Itaipu Paraguay	Ceal	Cepisa

Expected Cash Flows
Employer Contributions - 2010 (expected)		-	-	-	-	-	-	-	-	-	-	-
Expected Benefit Payments
	2010	826	-	4,434	306	1,896	3,130	2,013	15,339	21,235	1,547	-
	2011	826	-	4,410	485	1,918	3,147	2,087	15,472	21,274	1,563	-
	2012	826	-	4,411	702	1,940	3,166	2,165	15,622	21,317	1,578	-
	2013	826	-	4,409	708	1,964	3,189	2,250	15,895	21,348	1,594	-
	2014	826	-	4,396	824	1,988	3,216	2,343	16,075	21,346	1,610	-
	2015 - 2019	6,381	-	21,471	8,721	10,348	16,872	13,437	87,732	106,847	8,294	-
(1) Expected Benefit Payments for medical assintance
1 - Percentage Point Deviation		-	-	-	1,212	24,647	41,387	8,431	59,188	42,409	-	-
Effect on total of service cost
1 - Percentage Point Deviation		-	-	-	83	1,696	2,847	580	2,958	708	-	-
Effect on total of interest cost
1 - Percentage Point Deviation		-	-	-	127	2,578	4,329	882	5,756	4,124	-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds

e.1) ELETROBRAS

The fair value of plan assets is R$ 2,181,879 and R$ 2,045,821 at the end of 2009 and 2008, respectively. The expected long term rate of return on these plan assets was 9.725% in 2009 and 10.46% in 2008.

	Target Allocation	Percentage of Plan Assets at Year End
Asset category	2010	2009	2008
Equity securities	7.9%	7.9%	20.0%
Fixed Income	83.8%	83.8%	72.0%
Real estate	3.4%	3.4%	4.0%
Other	4.9%	4.9%	4.0%
Total	100.0%	100.0%	100.0%

By Brazilian Law, equity securities target allocation ranges from 0% to 10%, real estate target allocation ranges from 0% to 4%, loans target allocation ranges from 0% to 15% and fixed income target allocation ranges from 85% to 100%.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.2) ELETRONORTE

The fair value of plan assets is R$ 356,423 and R$ 325,442 at the end of 2009 and 2008, respectively. The expected long term rate of return on these plan assets was 9.725% in 2009 and 10.46% in 2008.

	Target Allocation	Percentage of Plan Assets at Year End
Asset category	2010	2009	2008

Equity securities	10.9%	10.9%	6.0%
Fixed Income	82.0%	82.0%	86.0%
Real estate	3.1%	3.1%	5.0%
Other	4.1%	4.1%	3.0%

Total	100.1%	100.0%	100.0%

By Brazilian Law, equity securities target allocation ranges from 0% to 10%, real estate target allocation ranges from 0% to 4%, loans target allocation ranges from 0% to 15% and fixed income target allocation ranges from 85% to 100%.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e. 3) CHESF

The fair value of plan assets is R$ 3,587,732 and R$ 2,820,923 at the end of 2009 and 2008, respectively. The expected long term rate of return on these plan assets was 9.725% in 2009 and 10.46% in 2008.

	Target Allocation	Percentage of Plan Assets at Year End
Asset category	2010	2009	2008

Equity securities	20.6%	20.6%	19.0%
Fixed Income	73.1%	73.1%	76.0%
Real estate	1.0%	1.0%	1.0%
Other	5.3%	5.3%	4.0%

Total	100.0%	100.0%	100.0%

By Brazilian Law, equity securities target allocation ranges from 0% to 10%, real estate target allocation ranges from 0% to 4%, loans target allocation ranges from 0% to 15% and fixed income target allocation ranges from 85% to 100%.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.4)	ELETROSUL

The fair value of plan assets is R$ 820,903 and R$ 686,895 at the end of 2009 and 2008, respectively. The expected long term rate of return on these plan assets was 9.725% in 2009 and 10.46% in 2008.

	Target Allocation	Percentage of Plan Assets at Year End
Asset category	2010	2009	2008

Equity securities	10.6%	10.6%	8.0%
Fixed Income	83.8%	83.8%	86.0%
Real estate	2.1%	2.1%	2.5%
Other	3.5%	3.5%	3.5%

Total	100.0%	100.0%	100.0%

By Brazilian Law, equity securities target allocation ranges from 0% to 10%, real estate target allocation ranges from 0% to 4%, loans target allocation ranges from 0% to 15% and fixed income target allocation ranges from 85% to 100%.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.5)	ELETRONUCLEAR

The fair value of plan assets for these plans is R$ 1,209,156 and R$ 947,234 at the end of 2009 and 2008, respectively. The expected long term rate of return on these plan assets was 9.725% in 2009 and 10.46% in 2008.

	Target Allocation	Percentage of Plan Assets at Year End
Asset category	2010	2009	2008

Equity securities	2.6%	2.6%	17.0%
Fixed Income	91.0%	91.0%	78.0%
Real estate	2.9%	2.9%	3.0%
Other	3.5%	3.5%	2.0%

Total	100.0%	100.0%	100.0%

By Brazilian Law, equity securities target allocation ranges from 0% to 10%, real estate target allocation ranges from 0% to 4%, loans target allocation ranges from 0% to 15% and fixed income target allocation ranges from 85% to 100%.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.6) FURNAS (Pension Benefits and Other Postretirement Benefits) and ELETRONUCLEAR (only participants of Real Grandeza Pension Plan including in Pension Benefits)

The fair value of plan assets is R$ 6,405,842 and R$ 5,198,824 at the end of 2009 and 2008, respectively. The expected long term rate of return on these plan assets was 9.725% in 2009 and 10.46% in 2008.

	Target Allocation	Percentage of Plan Assets at Year End
Asset category	2010	2009	2008

Equity securities	1.4%	1.4%	21.0%
Fixed Income	92.0%	92.0%	72.0%
Real estate	3.0%	3.0%	3.0%
Other	3.6%	3.6%	4.0%

Total	100.0%	100.0%	100.0%

By Brazilian Law, equity securities target allocation ranges from 0% to 10%, real estate target allocation ranges from 0% to 4%, loans target allocation ranges from 0% to 15% and fixed income target allocation ranges from 85% to 100%.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.7) CGTEE

The fair value of plan assets is R$ 175,052 and R$ 131,889 at the end of 2009 and 2008, respectively. The expected long term rate of return on these plan assets was 9.725% in 2009 and 10.46% in 2008.

	Target Allocation	Percentage of Plan Assets at Year End
Asset category	2010	2009	2008

Equity securities	31.0%	31.0%	29.0%
Fixed Income	64.8%	64.8%	69.0%
Real estate	1.2%	1.2%	1.0%
Other	3.0%	3.0%	1.0%

Total	100.0%	100.0%	100.0%

By Brazilian Law, equity securities target allocation ranges from 0% to 10%, real estate target allocation ranges from 0% to 4%, loans target allocation ranges from 0% to 15% and fixed income target allocation ranges from 85% to 100%.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.8) ITAIPU BRAZIL

The fair value of plan assets is R$ 1,722,486 and R$ 1,448,265 at the end of 2009 and 2008, respectively. The expected long term rate of return on these plan assets was 9.725% in 2009 and 10.46% in 2008.

	Target Allocation	Percentage of Plan Assets at Year End
Asset category	2010	2009	2008
Equity securities	24.8%	24.8%	29.0%
Fixed Income	71.0%	71.0%	67.0%
Real estate	1.6%	1.6%	1.0%
Other	2.7%	2.7%	3.0%
Total	100.0%	100.0%	100.0%

By Brazilian Law, equity securities target allocation ranges from 0% to 10%, real estate target allocation ranges from 0% to 4%, loans target allocation ranges from 0% to 15% and fixed income target allocation ranges from 85% to 100%.

e.9) ITAIPU PARAGUAY

The fair value of plan assets for these plans is R$ 495,061 and R$ 616,911 at the end of 2009 and 2008, respectively. The expected long term rate of return on these plan assets was 9.725% in 2009 and 6.00% in 2008.

	Target Allocation	Percentage of Plan Assets at Year End
Asset category	2010	2009	2008
Equity securities	33.9%	33.9%	n/a
Fixed Income	34.0%	34.0%	n/a
Real estate	12.4%	12.4%	n/a
Other	19.8%	19.8%	n/a
Total	100.0%	100.0%

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.10) CEAL

The fair value of plan assets for these plans is R$ 139,098 and R$ 121,064 at the end of 2009 and 2008, respectively. The expected long term rate of return on these plan assets was 9.725% in 2009 and 10.46% in 2008.

	Target Allocation	Percentage of Plan Assets at Year End
Asset category	2010	2009	2008
Equity securities	16.9%	16.9%	11.7%
Fixed Income	76.9%	76.9%	82.7%
Real estate	0.0%	0.0%	5.5%
Other	6.2%	6.2%	0.1%
Total	100.0%	100.0%	100.0%

By Brazilian Law, equity securities target allocation ranges from 0% to 10%, real estate target allocation ranges from 0% to 4%, loans target allocation ranges from 0% to 15% and fixed income target allocation ranges from 85% to 100%.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20.	Employee Postemployment Benefits (Continued)

e) Asset allocation and description of investment strategies of pension funds (Continued)

e.11) CEPISA

The fair value of plan assets is R$ 126,807 at the end of 2009. The expected long term rate of return on these plan assets was 9.725% in 2009.

This is the first year of recognition of pension benefit costs for CEPISA. Thus the asset allocation for 2008 is not available.

	Target Allocation	Percentage of Plan Assets at Year End
Asset category	2010	2009
Equity securities	0.0%	0.0%
Fixed Income	94.1%	94.1%
Real estate	2.7%	2.7%
Other	3.2%	3.2%
Total	100.0%	100.0%

By Brazilian Law, equity securities target allocation ranges from 0% to 10%, real estate target allocation ranges from 0% to 4%, loans target allocation ranges from 0% to 15% and fixed income target allocation ranges from 85% to 100%.

21.	Commitments and contingencies

There are several lawsuits at different stages of trial against ELETROBRAS and its controlled companies. In accordance with guidelines of ASC 450 Contingencies, the Company classifies lawsuits against the Company according to the loss risk, based on the opinion of its legal advisors, as follows:

▶	For lawsuits for which an unfavorable outcome is considered probable, provisions are recorded;

▶	For lawsuits for which an unfavorable outcome is considered possible, the related information is disclosed in Notes to the financial statements; and

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

▶	For lawsuits for which an unfavorable outcome is considered remote, only the information deemed immaterial by management is disclosed in the Notes to the financial statements.

ELETROBRAS and its subsidiaries are parties involved in several lawsuits, mainly labor and civil, which are at various stages of trial. The Company’s Management, according to ASC 450 adopts the procedure of classifying the lawsuits filed against the Company by risk of loss, based on the opinion of its legal counsels, as follows:

▶	provisions are made for the lawsuits with a probable unfavorable outcome for the Company;

▶	for the lawsuits with a resonably possible unfavorable outcome for the Company, the corresponding information is disclosed in explanatory Notes; and

▶	for the lawsuits with a remote unfavorable outcome for the Company, only the information that at Management’s discretion is deemed as significant for the full understanding of the Financial Statements is disclosed in the explanatory Notes.

Therefore, in order to cover losses, provisions for contingencies are made, as stated above, and deemed by the Management of the Company and subsidiaries, and by their legal counsels, to be sufficient to cover losses in lawsuits of any nature, in this fiscal year, with the following composition:

	December 31,
	2009	2008

Labor claims	1,248,456	1,244,589
Tax claims	187,552	230,000
Civil claims	2,630,548	2,978,772

Total	4,066,556	4,453,361

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

I)	Lawsuits against the Company and its subsidiary companies rated as probable losses

1.	Civil lawsuits

1.1.	Company

The provision for civil contingencies iof the Company, in the amount of R$ 1,311,445 (December 31, 2008 - R$ 1,328,244), refers to Compulsory Loan-related lawsuits, taken on behalf of ELETROBRAS starting in 1978, with monetary restatement criteria different from those established in the specific law.

Those actions should not be confused with those filed claiming the redemption of the currently unenforceable Bearer Bonds issued in association with the compulsory loan.

The proceedings challenge the method of calculating the monetary restatement determined under the law which governs the compulsory loan, which was used for adjustment of credits taken starting in 1978.

Those credits have been fully paid by ELETROBRAS through conversions into shares as defined in the 72nd, 82nd, and 142nd extraordinary meetings of ELETROBRAS.

With approximately 4,000 lawsuits under way, and at different stages, ELETROBRAS management estimates, with guidance from legal counsel, that the average settlement term for the lawsuits will be eight to ten years.

In the judgment rendered on August 12, 2009 regarding compulsory loan credits, the appeals filed by ELETROBRAS were partially granted by the Superior Court of Justice. The credits of the 1st and 2nd conversions were considered to have expired. The SELIC rate on the principal amount was also considered non-applicable, bearing interest only as from the summons date and the conversion of the referred to credits was made at the share book value.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

I)	Lawsuits against the Company and its subsidiary companies rated as probable losses (Continued)

1.	Civil lawsuits (Continued)

1.1.	Company (Continued)

As a result of the judgment, the assumptions behind the determination of the value of the provision were revised. The Company Management now recognizes a provision in the amount of R$ 1,311,445, corresponding to a 100% of expected losses.

1.2.	Controlled companies

1.2.1.	CHESF

As of December 31, 2009, Eletrobras Chesf was involved in significant litigation proceedings with Mendes Jr., a Brazilian construction contractor. Chesf and Mendes Jr. entered into an agreement in 1981 providing for certain construction work to be performed by Mendes Jr. The agreement, as amended, further provided that, in the event of delays in payments due by Chesf to Mendes Jr., Mendes Jr. would be entitled to default interest at the rate of 1.0% per month, plus indexation to take account of inflation. During the performance of the work, payments by Chesf were delayed and Chesf subsequently paid default interest at the rate of 1.0%, plus indexation, on such delayed payments. Mendes Jr. alleged that as it had been required to fund itself in the market in order not to interrupt the construction work, it was entitled to be reimbursed in respect of such funding at market interest rates, which were much higher than the contractual default interest rate.

The lower court judge dismissed Mendes Jr.’s claims and Mendes Jr. appealed to the Appellate Court of the State of Pernambuco (or the Appellate Court). The Appellate Court reinstated Mendes Jr.’s claims and ultimately declared Chesf liable to reimburse Mendes Jr.’s funding costs in respect of the delayed payments at market rates, plus legal fees of 20.0% of the amount of the dispute, with the total being indexed at

1.2.1. CHESF (Continued)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

market rates until the actual payment date. Chesf’s appeal from the Appellate Court’s order to the Federal Superior Court (or STJ) was dismissed on jurisdictional grounds. Mendes Jr. then filed a second lawsuit in a state court in Pernambuco to order Chesf to pay for the actual losses incurred by Mendes Jr., and to determine the amount payable. In the enforcement proceedings, the lower court ruled in favor of Mendes Jr., but the Appellate Court ruled in favor of Chesf, annulling the lower court’s judgment in the enforcement proceedings. Mendes Jr. appealed this ruling of the Appellate Court to the STJ and to the Federal Supreme Court, which were rejected. At the same time, the Brazilian Government also requested the STJ to permit the Government to participate in the proceedings as Chesf’s assistant. In December 1997, the STJ decided that: (i) the second proceedings should be recommenced from the trial court phase; (ii) the Brazilian Government should participate in the proceedings as Chesf’s assistant; and (iii) the second proceedings should be heard before the Federal Courts instead of the State Courts to which it was originally submitted. The second proceedings were restarted in the Federal Courts to determine the final amount to be paid by Chesf to Mendes Jr. An expert was called to determine the amount of the claim, and had his finding challenged by Chesf. As a consequence, the court decided to reject the expert’s opinion but fixed the criteria which should be applied to determine the amount due. Mendes Jr. has appealed, requesting that the court require Chesf to pay the amount determined by the expert. Chesf and the Brazilian Government have also appealed, requesting that the lawsuit should be terminated since there is no evidence Mendes Jr. obtained loans to conclude the construction. On February 25, 2010, the Regional Federal Court of the 5th Region held the appeals filed by Chesf and the Brazilian Government and ruled the lawsuit had no merit. The initial amount pleaded by the plaintiffs was of approximately R$ 7 billion (not considering inflation). Based in the opinion of our legal department as of December 31, 2009, we had no provisions related to this matter.

Suit for damages to be paid for the 14,400 hectares of land at Fazenda Aldeia filed at Sento Sé District by the trustees of the estate of Aderson Moura de Souza and his wife (Lawsuit 0085/1993). The lower court decision considered the request groundful and sentenced Chesf to pay R$50 million, corresponding to the principal amount plus interest and

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

monetary restatement. As of December 31, 2008, Chesf filed an appeal with Court of Justice of the State of Bahia.

1.2.2.	CGTEE

a) The civil contingencies of that subsidiary company refer mainly to disputes with suppliers, whose probable loss according to the Company’s legal advisors corresponded to R$ 3,692 on December 31, 2009 (R$ 270 on December 31, 2008).

b) The subsidiary was served a notice by CEEE-D for payment of amounts arising from transfer of CGTEE to ELETROBRAS, due to spin-off of CEEE, This proceeding amounts to R$ 3,650 and, based on the legal counsel’s opinion, the likelihood of loss was considered probable as from the third quarter of 2009, due to changes in the progress of the proceeding.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

I)	Lawsuits against the Company and its subsidiary companies rated as probable losses (Continued)

1.	Civil lawsuits (Continued)

1.2.	Controlled companies (Continued)

1.2.3.	ELETRONORTE

There are several civil suits claiming indemnification for losses arising from late payment to suppliers and eminent domain of areas flooded by hydroelectric power plant reservoirs. Losses are estimated at R$ 518,511 (R$ 650,339 on December 31,2008), the likelihood of such losses is assessed as probable.

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

In northern Brazil, Eletrobras Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plants of Balbina, in the state of Amazonas, and Tucuruí, in the state of Pará. The 28 lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. The total amount involved, which is fully provisioned, is approximately R$183 million. Recently, however, the Ministério Público Federal found new evidence that the lands belonged to the Federal Republic, not to the State of Amazonas, which is the main argument being made by the plaintiff in these proceedings. The Brazilian Government has joined Eletronorte in the proceedings involving the Balbina hydroelectric plant.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

From the 232 original lawsuits related to the Tucuruí expropriation, only four were still active as of December 31, 2009. Eletronorte has been awarded the other 228 lawsuits and expects the same result to the proceedings still in course. We have not established any provision in connection with the remaining lawsuits.

1.2.4.	FURNAS

On November 26, 2007, Empresa Produtora de Energia Ltda. (or EPE) started an arbitration procedure against Eletrobras Furnas at the Câmara de Mediação e Arbitragem de São Paulo (the Mediation and Arbitration Tribunal of São Paulo) as a result of the termination by Eletrobras Furnas of an energy purchase agreement, due to the inability of EPE to deliver the volume of electricity contracted. It is not possible to precisely determine the amount of the claim since it will depend on the evaluation of an expert to be appointed by an arbitration panel. A final decision is still pending. We have not made any provision in respect of this amount because we consider the risk of a favorable decision to be possible.

1.2.5.	ITAIPU

As of December 31, 2009, Itaipu was involved in three lawsuits with ITAMON - Construções Industriais Ltda., a partnership created by a consortium of construction companies. Itaipu and ITAMON entered into an agreement in 1980 providing for construction work to be performed by ITAMON in relation to Itaipu’s hydroelectric plant. ITAMON brought three lawsuits alleging breach of contract by Itaipu, which have purportedly caused an unreasonable economic burden to ITAMON.

ITAMON is asking for: (i) Itaipu to bear the costs of an increase in the income tax incurred during that period, which negatively impacted the amount to be received by ITAMON under the contract; (ii) adjustments in the price of the contract to reflect inflation for the period that Itaipu was in delay of payments; and (iii) the payment of certain amounts in addition to the contract price as a result of the performance of extraordinary services outside the scope of the contract. The estimated amount for the claims is R$60 million, R$60 million and R$128 million, respectively. Itaipu has fully provisioned the amounts in relation to the three proceedings as of December 31, 2009, as it considered the risk of an unfavorable decision probable.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2.	Labor lawsuits

2.1.	Company

a) The Company has set up a provision of R$ 6,130 (R$ 88,574 in 2008) to face possible losses regarding labor contingencies.

2.2.	Controlled companies

2.2.1.	FURNAS

a) Compensation of engineers

The Union of Engineers of the State of Rio de Janeiro filed labor actions claiming the recovery of salary differences caused by a change in the base date of the raise in the compensation of that company’s engineers, Currently, the proceedings are in the process of being terminated. The estimated and recorded amount is R$ 82,301 (R$ 83,436 on December 31, 2008).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

I)	Lawsuits against the Company and its subsidiary companies rated as probable losses (Continued)

2.	Labor lawsuits (Continued)

2.2.	Controlled companies (Continued)

2.2.1.	FURNAS

b) Bonuses for hazardous working conditions

Various lawsuits were filed claiming hazardous working conditions . Under the assumption that extra pay due to full hazard pay should be paid to all employees who provide services in the electricity field and not proportionally based on the employees time spent in the hazardous area. The estimated amount to cover possible losses as of December 31, 2009 is R$ 82,110 (R$ 62,597 on December 31, 2008).

c) Retirement complementary benefit

An amount of R$ 61,905 (R$ 58,808 on December 31, 2008) refers to supplementary retirement benefits for equivalence with the earnings of active employees.

d) Sundry actions

As of December 31, 2009, a provision of R$ 162,759 (R$ 149,776 on December 31, 2008) was kept to cover various civil and labor lawsuits filed against the Company.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

I)	Lawsuits against the Company and its subsidiary companies rated as probable losses (Continued)

2.	Labor lawsuits (Continued)

2.2.	Controlled companies (Continued)

2.2.2.	CHESF

The contingencies in the labor area of CHESF are chiefly composed of actions referring to bonuses for hazardous working conditions, overtime, jointly contributions to the FACHESF pension fund, and termination amounts arising from the delinquency of third party companies. The main ones are described below:

a) An action is in progress at the Regional Labor Court of the State of Bahia, filed by the Union of Electric Sector Workers of Bahia, seeking the payment to the employees of Gerência Regional de Paulo Afonso - GRP, city of Paulo Afonso – State of Bahia, the difference in salary caused by the application of Decree-Law no, 1971 and of the annual increase in the value of bonuses for hazardous working conditions, estimated at R$ 7,500. The Company filed an appeal with the Superior Labor Court (“TST”) which was denied. CHESF was condemned to pay the amount. The payout has begun and an amount of R$ 3,700 was paid to a significant part of the employees. An amount of R$ 3,800 remains to be paid. On March 31, 2009, the execution began and the credit was partially objected. On September 30, 2009, the proceeding was still being calculated by the Court for subsequent judgment of the stay of execution, for adjustment of the debt. On December 31, 2009, the stays of execution were deemed invalid, and CHESF filed an interlocutory appeal with the Regional Labor Court of the 5th Region.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

I)	Lawsuits against the Company and its subsidiary companies rated as probable losses (Continued)

2.	Labor lawsuits (Continued)

2.2.	Controlled companies (Continued)

2.2.2.	CHESF (Continued)

b) An action was filed with the 8th Labor Court of Fortaleza - State of Ceará by the Union of Electricity Sector Workers of the State of Ceará - SINDELETRO, aiming to achieve the refund of losses incurred by the employees of Gerência Regional Norte - GRN (Ceará and Rio Grande do Norte), stemming from the cancellation of transportation services, which had an estimated value of R$ 6,000. The request for the transportation to be resumed was granted in a partial judgment and the Company is complying. The Union has asked for complementary transportation services and a daily fine to be applied against the Company, CHESF challenged the claim. The Labor Judge, after a hearing held on August 23, 2005 for presentation of the arguments of CHESF, changed his previous judgment, determining the re-establishment of the transportation services only to the extent previously provided, Still in the same decision, the parameters for the settlement of the decision were established and the labor credit was reduced to R$ 1,300. The Trial Labor Court of the city of Fortaleza is processing the judgment, and rendered a final and unappeasable decision after the initial deposit of the principal amount was made, at December 31, 2009 the amounts to claimants and legal charges were being authorized for payment.

c) An action was filed with the 4th Labor Court of Recife - State of Pernambuco by the Union of the Workers of Urban Industries of the State of Pernambuco (URBANITÁRIOS) representing 460 employees who work in Recife, seeking payment of hazardous working conditions extra pay on all amounts of salary, which corresponds to R$ 4,000. Due to the principle of lis alibi pendens, the Judge of the Trial Court excluded from the proceeding 300 of the represented employees and judged the claim groundless. The Union filed an ordinary appeal with the Labor Court of the 6th Region which was granted.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

I)	Lawsuits against the Company and its subsidiary companies rated as probable losses (Continued)

2.	Tax Lawsuits (Continued)

2.2.	Controlled companies (Continued)

2.2.2.	CHESF (Continued)

The claim was then sent for analysis of an expert. As of June 30, 2008, the expert analysis had been completed and the court determined the value of the action as R$ 3,300. According to the calculations of the Company’s legal counselors, the debt amounts to R$ 2,900 and the difference will be challenged through motion for stay of execution. As of December 31, 2009, the motions for stay of execution filed by CHESF were pending judgment for the adjustment of the debt.

2.2.3.	ELETRONORTE

The controlled company is involved in some labor disputes and has recognized a provision of R$ 154,601 (R$ 132,724 on December 31, 2008) for possible claims.

2.2.4.	CGTEE

Judicial deposits refer to amounts required to give continuity to labor claims, including labor claims filed by employees of former Companhia Estadual de Energia Elétrica – CEEE.

Based on the opinion of its legal advisors, the Company maintains a provision in the amount of R$ 11,479 as of December 31, 2009 (R$ 11,491 at December 31, 2008) to cover probable losses that could require Company participation in the payment thereof, for which the Company made judicial deposits of R$ 2,011 as of December 31, 2009 (R$ 1,778 at December 31, 2008).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

I)	Lawsuits against the Company and its subsidiary companies rated as probable losses (Continued)

2.	Labor lawsuits (Continued)

2.2.	Controlled companies (Continued)

2.2.4.	CGTEE (Continued)

Adventitious liabilities arising from labor claims by CEEE employees transferred to the company, filed until August 11, 1997, the date of CEEE’s corporate restructuring, with a definitive unfavorable outcome for the company, leading to the obligation to pay the amounts resulting from said definitive ruling, will be fully borne by CEEE-D or CEEE-GT.

In addition, the Company provided 18 vehicles belonging to its fleet as guarantee in connection with execution proceedings related to labor claims, of which the carrying amount was R$ 318.

3.	Tax Lawsuits

3.1.	Controlled companies

3.1.1.	FURNAS

a) The Company, based on the latest decisions of the Federal Revenue Service, recognized a provision of tax contingencies of R$ 89,318, for PASEP/COFINS applicable on the exclusion of the Global Reversion Reserve Quota (“RGR”) from the tax basis for the periods between October 1995 to September 2000 and October 2005 to March 2007. The difference of R$ 195,187 refers to other exclusions from the mentioned tax basis, not judged yet, where there are chances of a favorable result to FURNAS, according to the understanding of its legal counsel.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

I)	Lawsuits against the Company and its subsidiary companies rated as probable losses (Continued)

3.	Tax Lawsuits (Continued)

3.1.	Controlled companies (Continued)

3.1.1.	FURNAS (Continued)

b) Assessment of deficiencies - FINSOCIAL, COFINS, and PASEP

Provision for risks involving tax claims. The main claim recorded in this group consists of questions about the notice of delinquency served on FURNAS on May 3, 2001 regarding Finsocial, Cofins and Pasep for the restated amount of R$ 1,098,900 thousand (historical R$ 791,796 thousand), in connection with exclusions from the calculation bases involving mainly the transfer and transportation of ITAIPU Binacional energy for a ten-year period.

These notices of delinquency were additional to those served in 1999 for a five-year audit period for R$ 615,089 thousand, which had been subject matter of membership in Refis on March 1, 2000, and transferred on July 31, 2003 to Paes.

On June 12, 2008, in connection with State Decision No. 8 handed down by the Federal Supreme Court , the period for collection of notices of delinquency was reduced to 5 (five) years, and the restated amount of R$ 1,098,900 thousand decreased to R$ 241,441 thousand.

Based on the latest decisions recently announced, the Brazilian IRS set up a provision for tax risks for R$ 80,842 thousand regarding Pasep / Cofins levied on the exclusion of the RGR calculation bases for the periods June 1996 to September 2000 and October 2005 to March 2007. The R$ 165,795 thousand difference consists of other exclusions of the aforesaid calculation bases, still awaiting a judgment, with likelihood of a favorable outcome for FURNAS, according to its legal department views.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1.	Commitments and contingencies (Continued)

I)	Lawsuits against the Company and its subsidiary companies rated as probable losses (Continued)

3.	Labor lawsuits (Continued)

3.1.	Controlled companies (Continued)

3.1.2.	ELETRONORTE

a) The controlled company is involved in some actions involving ICMS (State VAT) and has recognized a provision of R$ 17,811 (R$ 53,033 on December 31, 2008) to cover losses assessed as probable.

3.1.3.	CHESF

a) The subsidiary is involved in lawsuits for the cancellation of assessments of deficiency and for request of a refund of credits (PIS/PASEP, COFINS), among others. The Company has set up a provision of R$ 10,279 (December 31, 2008 - R$ 8,770).

II)	Lawsuits against the Company and its subsidiary companies rated as possible losses

1.	Civil lawsuits

1.1.	Controlled companies

1.1.1.	CHESF

a) Two indemnity actions were brought against CHESF by the Consortium formed by CBPO/CONSTRAN/Mendes Júnior claiming the payment of additional financial compensation, due to the delayed payment of invoices under the Xingó Hydroelectric Power Plant construction contract. One of these actions, filed in June 1999, referred to invoices issued after April 1990 and the other, filed in May 2000, referred to invoices issued prior to April 1990. The plaintiffs’ claims were restricted to the existence of an alleged right to financial compensation, the determination of the respective amounts of compensation being postponed to the end of the suit.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

II)	Lawsuits against the Company and its subsidiary companies rated as possible losses (Continued)

1.	Civil lawsuits (Continued)

1.1.	Controlled companies (Continued)

1.1.1.	CHESF (Continued)

The Company challenged the claims and requested that the Federal Revenue Service to be included in the action and that the proceeding to be transferred to one of the courts of the Federal Justice in the State of Pernambuco, The Consortium filed a motion addressing the request of the inclusion of the Brazilian Federal Government in the proceeding.

After presentation of the expert’s testimony and additional explanations, a hearing was held in August 2005. It was determined to delay the presentation of the closing arguments until October 17, 2005. At present, the proceedings have been concluded and there will probably be clearance of encumbrances in the process for judgment rendering purposes. As of December 31, 2009, court records remained concluded for judgment rendering.

b) A public civil action filed against the Company by Associação Comunitária do Povoado do Cabeço e Adjacências (Community Association of the Town of Cabeço and Surrounding Areas), in the State of Sergipe, corresponding to R$ 100,000, with the 2nd Federal Court of Sergipe. It aims at financial compensation for alleged environmental damages caused to the fishermen of Cabeço, resulting from the construction of the Xingó Hydroelectric Power Plant.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

II)	Lawsuits against the Company and its subsidiary companies rated as possible losses (Continued)

1.	Civil lawsuits (Continued)

1.1.	Controlled companies (Continued)

1.1.1.	CHESF (Continued)

The action was filed with a federal court on June 27, 2002, and was challenged within the legally established period. After a series of events which have not affected the claim, on August 31, 2005, a judge determined to include the Brazilian Federal Government, IBAMA (Brazilian Institute of the Environment), IMA-AL (Environment Institute of the State of Alagoas), CRA-BA (Regional Administration Council of the State of Bahia), and ADEMA-SE (State Environment Administration of the State of Sergipe) in the lawsuit, ordering the delivery and service of the summons to those entities.

As of September 30, 2005, the company was waiting for service of process to take place. On September 30, 2006, the case was sent to the Judge under advisement, after the entrance in the docket of CHESF’s new defenders. On December 31, 2006, the proceeding was suspended by a decision of the Judge, awaiting judgment of the interlocutory appeal filed by the originator of the lawsuit with Federal Court of Appeals of the 5th Region. No judgment has been rendered on the appeal.

The co-parties of CHESF (the Brazilian Federal Government, IBAMA, IMA-AL, CRA-BA and ADEMA-SE) have already been summoned. On September 12, 2007, the judge issued a pretrial order with the following contents: “Await information on the final and unappeasable decision of the appeal, which should be communicated to CHESF.” Considering that the interlocutory appeal CHESF filed was refused, the company filed a motion for resettlement against the decision, which, as of March 31, 2008 had not yet been ruled on.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007
(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

II)	Lawsuits against the Company and its subsidiary companies rated as possible losses (Continued)

1.	Civil lawsuits (Continued)

1.1.	Controlled companies (Continued)

1.1.1.	CHESF (Continued)

A public civil action was also filed against controlled company CHESF, in the district of Brejo Grande/SE, involving R$100 million, with the same claims of the action referred to above, but abandoned by the plaintiff in February 2005. The latest proceeding was performed in November 2007, when the judge determined that the Public Prosecution Office had failed to present its arguments regarding the civil action. As of March 31, 2008, the action remained stalled with no position from the Public Prosecution Office. As of June 30, 2008, the judge from Brejo Grande District issued a decision recognizing the inability of the State Justice to handle the case and determining that the case records should be sent to the Federal Justice. As of September 30, 2008, these case records were with IBAMA, On December 31, 2008, IBAMA had not yet returned the records. As of February 19, 2009, this proceeding has been submitted to a Federal Court of Justice and has been considered related to another similar proceeding that had already been submitted and pending judgment, they both are being heard together.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

II)	Lawsuits against the Company and its subsidiary companies rated as possible losses (Continued)

1.	Civil lawsuits (Continued)

1.1.	Controlled companies (Continued)

1.1.1.	CHESF (Continued)

On June 13, 2008, a pretrial order of the judge ordered the summoning of the Brazilian Federal Government and of IBAMA, as well as the summoning of the author of the suit to discuss the terms of the action. As of September 30, 2006, the case records were with IBAMA. As of December 31, 2008, the subsidiary was waiting for the conciliation hearing, set up for February 19, 2009. As the hearing did not take place on that date, the judge ordered new orders for the continuation of the proceeding In this hearing the judge became aware of existence of a judicial proceeding with similar objective that was pending judgment by the Civil Court of Brejo Grande/Sergipe State and that had been submitted to a Federal Court of Justice, and thus assigned to that jurisdiction, In view of this, the judge decided to acknowledge the relation between the two proceedings, which thus started to be heard together as of said date. A new hearing was then scheduled for May 14, 2009 in order to conclude on the nature of the procedural evidence to be obtained, including the conducting of an expert examination, In this hearing, the judge established the term of 3 months for the parties to present questions for expert examination purposes. A hearing was scheduled for September 15, 2009 to establish expert examination subject matter, thus CHESF had to present a draft Reference Term for this purpose. This document is being prepared by the Company’s specialized professionals, together with its outside counsel. On September 30, 2009, the in-charge judge postponed the hearing scheduled for September 15, 2009 to October 22, 2009. In this hearing, the judge scheduled another hearing for March 2, 2010, in order to appoint the expert examiner and establish the term for duration of the expert examination.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

According to the opinion of Company’s legal counselors, the risk of an unfavorable outcome for those actions is possible, but the loss amount is not known.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

II)	Lawsuits against the Company and its subsidiary companies rated as possible losses (Continued)

1.	Civil lawsuits (Continued)

1.1.	Controlled companies (Continued)

1.1.2.	CEAL

The Urban Industries Labor Union in the State of Alagoas, in the position of legal substitute, filed a labor claim on behalf of Companhia Energética de Alagoas – CEAL’s employees, in order to receive alleged salary differences arising from the “Bresser Economic Plan”,

The claim was granted the Second Conciliation and Judgment Board of Maceió –State of Alagoas, and the decision was ratified by the Regional Labor Court of the 19th Region, through a definitive unappeasable ruling.

However, in executing the ruling, the 2nd Labor Court of Maceió considered that there should be no limitation based on the salary raise base date of the professional category, which would highly encumber execution.

The case is considered to involve a possibly unfavorable outcome, since judgment of the limitation to the salary raise base date of the professional category will take place during the execution phase, since according to OJ/TST (SDI I) No. 262, “limitation to salary raise base date of the professional category does not affect res judicata, in the execution phase, of the ruling to pay salary differences stemming from economic plans”.

The Federal Government filed an opposition prior to judgment, claiming acknowledgement of in lidity of the ruling handed down by the 2nd Labor Court of Maceió, which makes the ruling against CEAL invalid.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

III)	Lawsuits against the Company and its controlled companies rated as remote losses

1.	Civil lawsuits

1.1.	Company

ELETROBRAS has been named as a defendant in an action filed by the Brazilian Association of the Consumers of water and Electric Power—ASSOBRAEE with the 17th Federal Court in Brasília. The plaintiff claims that the market value of ELETROBRAS’ shares should be the price of the stocks issued for paying compulsory loan credits, instead of the book value currently set as parameter for the issue. The amount claimed totals R$ 2,397,003, and according to legal advisors, the chance of an unfavorable outcome is remote.

ELETROBRAS is also a party to other lawsuits whose purpose is the redemption of the Bearer Bonds issued by the Company in connection with the compulsory loan issuend between 1964 and 1976, Pursuant to the provisions of article 4, paragraph 11 of Law No. 4.156/62 and article 1 of Decree No. 20,910/32, these obligations are unenforceable.

The Company’s management, supported by its legal counselors, considers that the possibility of an unfavorable outcome for ELETROBRAS in these ongoing lawsuits is remote, considering that case law on the issue is unanimous on the statute of limitations period for the right to claim redemption of the obligations issued for the compulsory loan and the unenforceability of these notes (See note 23).

1.2.	Controlled companies

1.2.1.	CHESF

Despite being considered by CHESF’s legal counselors as a remote risk of loss, there is a collection action filed by the company Mendes Júnior, engaged for the UHE Itaparica construction, claiming for indemnification of alleged financial losses caused by the delayed payment of invoices on the part of the controlled company.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

III)	Lawsuits against the Company and its controlled companies rated as remote losses

1.	Civil lawsuits (Continued)

1.2.	Controlled companies (Continued)

1.2.1.	CHESF (Continued)

Said collection lawsuit is based on the Declaratory Action found valid for the purposes of establishing the existence of a Mendes Júnior’s credit against CHESF, thus ensuring financial refunding.

After the decision of the Superior Court of Justice to not recognize the special appeal filed by Construtora Mendes Júnior, and confirm the decision of the 2nd Civil Chamber of the Federal Court of Pernambuco, which annulled the decision and determined the remand of the case records to one of Pernambuco’s lower courts, the lawsuit was sent to the 12th Federal Court for new expert work and the rendering of a new decision.

The expert work report was presented and in reply to CHESF’S question stated “based on an analysis of Mendes Junior’s accounting records, it is impossible to confirm that in the periods of delayed invoice payment, Mendes Junior actually raised funds in the money market, specifically for funding the Itaparica construction works”. This answer was confirmed by the analysis made by CHESF’S Technical Assistant, which included a detailed examination of Mendes Junior’s financial statements. Based on these results, CHESF requested the suit to be considered totally groundless.

The Federal Public Prosecution Office presented its request to nullify the action and, on the merits of the case, requested the suit to be considered groundless.

The suit was considered valid in part, according to a decision issued on March 8, 2008.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

III)	Lawsuits against the Company and its controlled companies rated as remote losses

1.	Civil lawsuits (Continued)

1.2.	Controlled companies (Continued)

1.2.1.	CHESF (Continued)

Mendes Júnior filed an appeal for clarification of the sentence, requesting the total approval of the report prepared by the Official Expert. The Federal Public Prosecution Office filed a request for the judgment to be considered entirely groundless. The appeals filed by Mendes Júnior and Federal Public Prosecution Office were rejected by the Judge of the 12th Federal Court.

CHESF and the Federal Government, both filed appeals for clarification, which were granted by the Judge. The judgment clarified some of the prior decision’s points on the assessment of a possible debt owed by CHESF to Mendes Júnior. This sentence clarified the point that determines that, on the assessment of a possible debt owed by CHESF to Mendes Júnior, any and all payments of the principal, and any and all financial compensations paid by CHESF, according to the contract, must be discounted.

CHESF appealed the decision requesting the suit to be considered entirely groundless, since this collection suit required Mendes Júnior to prove that it raised funds specifically for funding the Itaparica construction work, because of the delayed payment of some invoices on the part of CHESF, and in amounts above the late payment fines paid by CHESF, in order to be entitled to any financial compensation, according to the Declaratory Action previously mentioned. The financial expenses incurred with such funding would have exceeded total additions paid by CHESF as a result of such delays. As of December 31, 2008, the Brazilian Federal Government, CHESF and Mendes Júnior, had already filed appeals, and the period established for the Public Prosecution Office to present its arguments is in progress. The Federal Prosecutor’s Office issued a favorable opinion as to acceptance of the CHESF appeal.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

III)	Lawsuits against the Company and its controlled companies rated as remote losses

1.	Civil lawsuits (Continued)

1.2.	Controlled companies (Continued)

1.2.1.	CHESF (Continued)

Appeals were brought for judgment on May 7, 2009 by the 1st Panel of Judges of the Federal Court of Appeals, but due to an insufficient quorum, the judgment was postponed until May 14, 2009. The Reviewing Court Judge requested examination of the court records and the proceeding was withdrawn from judgment. As of December 31, 2009, the proceeding remained in this status.

On February 25, 2010, the appeals of CHESF, the Federal Government and Federal Prosecutor’s Office were granted by the 1st Panel of Judges of the Federal Court of Appeals of the 5th Region, whereas the Mendes Junior appeal was dismissed. The corresponding decision was published on March 8, 2010.

Considering the information presented in the suit, we believe that Mendes Júnior has not taken any loan to specifically finance Itaparica’s construction (or at least, not in the amounts stated). Also, considering the calculations already made by CHESF, and that, according to the court decision, all the benefits granted to Mendes Júnior during the execution of the contract must be compensated; CHESF’S legal counsel supports the Company Management’s position and considers the probability of unfavorable outcome remote.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

21.	Commitments and contingencies (Continued)

IV)	Corporate guarantees

During 2009, ELETROBRAS issued a corporate guarantee to its Special Purpose Entities, in connection with ELETROBRAS strategy to expand and develop energy generation, transmission and distribution in Brazil.

Based on the FIN 45 - Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” the Company’s Management calculated an amount related to the possible cost that could arise if those affiliates honor their financial obligations, and so the Company would have execute the corporate guarantee (R$ 80,429 on 2009 and R$ 18,046 on 2008).

22.	Compulsory loan

The electricity consumption Compulsory Loan, enacted by Law No. 4.156/1962 with the objective of generating funds for the expansion of the Brazilian energy sector, was annulled by Law No. 7,181 of December 20, 1983, which defined the date of December 31, 1993 as the final date for collection.

In the first phase of the Compulsory Loan program, began with the enactment of Decree-Law No. 1,512/1976, the lenders included various classes of energy consumers and the credits were represented by bearer bonds issued by ELETROBRAS.

In the second phase, starting with provisions contained in the mentioned Decree-law, the Compulsory Loan in question was charged only to industries with monthly energy consumption exceeding 2,000 kWh, and the credits were no longer represented by bearer bonds, but only recorded in book entry form by ELETROBRAS.

The remaining Compulsory Loan balance, after the 4th conversion into shares on April 30, 2008, relating to the 1988-2004 credits, is recorded as both current and non-current liabilities, maturing as of 2008, and accruing annual interest of 6%, plus monetary adjustment based on the IPCA-E variation and amounts, as of December 31, 2009 to R$ 12,941 are current liabilities (December 31, 2008 – R$ 85,205), and R$ 127,358 are non-current liabilities(December 31, 2008 – R$ 129,866).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

22.	Compulsory loan (Continued)

I)	Bearer bonds issued by ELETROBRAS

The bearer bonds issued as a result of the Compulsory Loan program are not marketable securities, are not traded on stock exchanges, are not quoted and are unenforceable, Thus, ELETROBRAS management clarifies that the Company does not have outstanding debentures.

The issue of these bonds was a legal imposition and not a decision of ELETROBRAS. Likewise, this was not the wish of the bondholders, but they had to comply with a legal duty by force of Law No. 4,156/1962. The provisions of Law No. 6,404/1976 and Law No. 6,385/1976 do not apply to these bonds.

The Brazilian Securities Commission’s Board decision rendered in the administrative proceeding CVM RJ 2005/7230, filed by holders of these bonds, affirms verbatim that “the bonds issued by ELETROBRAS as a result of Law No. 4,156/1962 may not be deemed as securities.”

CVM also stated that there is neither irregularity in the procedures adopted by ELETROBRAS concerning the reporting of its financial statements referring to these bonds, nor in the reporting of lawsuits seeking the redemption of these bonds.

In addition, the unenforceability of these bearer bonds was reinforced by decisions of the Superior Court of Justice, which reiterated the understanding that they became time-barred and they cannot be used as guarantee of tax foreclosures.

Therefore, Bearer Bonds issued in the first phase of this compulsory loan, as resolved by the Brazilian Securities Commission—CVM, cannot be considered as debentures, In addition, by force of provisions in Article 4, paragraph 11 of Law No. 4,156/1962 and Article 1 of Decree No. 2,0910/1932, they are unenforceable, a condition confirmed in newsletter 344 of the Superior Court of Justice—STJ, mentioning that these bonds cannot be used as guarantee of tax foreclosures, since they are not liquid and they are not debentures.

As a result, the liabilities related to the Compulsory Loan represent the residual credits established between 1988 and 1994 from industrial consumers with consumption exceeding 2,000 kW/h, referring to the second phase of this

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Compulsory Loan program, as well as interest not claimed related to these credits.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

23.	Advances for future capital increase

Advances received from the controlling shareholder (4,712,825 – 2009, 4,287,353 – 2008) and to be allocated to capital on an irrevocable basis are adjusted by the SELIC rate, according to Decree No. 2,673/1998:

24.	Shareholders’ equity

a) Capital stock

The Company’s capital stock on December 31, 2009 is R$ 26,156,567 (December 31, 2008 - R$ 26,156,567) in shares without par value. The preferred shares are not entitled to vote and are not convertible into common shares, however, they have priority in capital reimbursement and dividend distribution at annual rates of 8% for Class ‘A’ shares (subscribed until June 23, 1969) and 6% for Class ‘B’ shares (subscribed as from June 24, 1969), calculated over capital corresponding to each class of share.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24.	Shareholders’ equity (Continued)

a) Capital stock (Continued)

The capital stock is represented by 1,132,357,090 book-entry shares and is organized according to main shareholders and by classes of share, as follows:

Number of thousands of shares – 2009
	Common		Preferred			Total capital
Shareholder	Number	%	A Series	B Series	%	Number	%

Brazilian Government	470,656,241	52.00	—	712	0,00	470,656,953	41,56

BNDESPAR	190,757,950	21.08	—	18,691,102	8,22	209,449,052	18,50

National Development Fund	45,621,589	5.04	—	—	—	45,621,589	4,03

FGP	1,000,000	0.11	—	—	—	1,000,000	0,09

FGI	—	—	—	8,750,000	3,85	8,750,000	0,77

FGO	—	—	—	5,849,700	2,57	5,849,700	0,52

Treasury Shares	—	—	—	36,023	0,02	36,023	0,00

Others	196,987,747	21.77	146,920	193,859,106	85,34	390,993,773	34,53

	905,023,527	100.00	146,920	227,186,643	100,00	1,132,357,090	100,00

Number of thousands of shares – 2008
	Common		Preferred			Total capital
Shareholder	Number	%	A Series	B Series	%	Number	%

Brazilian Government	488,656,241	53.99	—	35,191,714	15,48	523,847,955	46,26

BNDESPAR	133,757,950	14.78	—	—	—	133,757,950	11,81

National Development Fund	45,621,589	5.04	—	—	—	45,621,589	4,03

FGP	40,000,000	4.42	—	—	—	40,000,000	3,53

Others	196,987,747	21.77	146,920	191,994,929	84,52	389,129,596	34,37

	905,023,527	100.00	146,920	227,186,643	100,00	1,132,357,090	100,00

Out of the total of 390,993,773 shares held by non-controlling shareholders, 242,707,277 shares, i.e., 62.06% are owned by non-resident investors, equaling 134,007,983 Common shares, 27 Class ‘A’ Preferred shares and 108,699,267 Class ‘B’ preferred shares.

Out of the total participation of shareholders domiciled abroad, 66,350,114 Common shares and 32,665,745 Class ‘B’ preferred shares are held in custody, backing the American Depositary Receipts Program—ADRs, On December 31,

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2009, the book value is per share equaled R$ 67.20 (December 31, 2008 – R$ 75.61).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24.	Shareholders’ equity (Continued)

b) Capital reserves

The following describes certain reserves that are included in shareholders’ equity:

▶  Compensation for shortfalls in equity participation - CRC

This refers to differences identified between the return on investment generated by the actual rates and that recorded based on the rates established by the Federal Government up to 1993, in order to institute the rate parity in the sector.

▶  Share issue premium

Represents the stock subscription premium, construed to be the amount paid by shares subscriber in excess of the corresponding par value and the portion of the issue price of shares with no par value in excess of the amount established for capital formation.

▶  Special Decree Law 54.936/64

Reserve set up upon correction of translation of the original amount of property, plant and equipment of electricity public utility concessionaires in November 1964.

▶  Update of opening balance in 1978

Reserve derived from monetary adjustment of property, plant and equipment before Decree Law No. 1.598, dated December 26, 1977.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24.	Shareholders’ equity (Continued)

b) Capital reserves (Continued)

▶  Reverse share split

A 500 (five hundred) for 1 (one) reverse split of the same type of shares representing the Company’s capital, with capital being therefore represented by 1,132,357,090 book-entry shares with no par value, 905,023,527 of which are common shares, 146,920 are preferred class A shares, and 227,186,643 are preferred class B shares. The Company’s capital value remains unchanged.

ELETROBRAS shares, via ADR level 1, are being traded at the rate of 1 ADR for 500 shares, and at the same rate of 500 shares on the Latin American Stock Exchange (LATIBEX).

▶  Update of compulsory loan of 1987

The Compulsory Loan was introduced in order to expand and improve the Brazilian electricity sector. The credits from the Compulsory Loan program were updated by reference to the annual variation of the Special Amplified Consumer Price Index - IPCA-E, plus interest of 6% per year, paid through electricity distribution concessionaires by compensation in electricity bills.

In 1998, part of the reserve was converted into capital, encompassing the credits set up in the period 1978 to 1988.

▶  Fiscal incentive reserve - FINOR, FINAM and others

Reserve resulting from fiscal incentives destined for the Amazon region and Brazil’s Northeast, areas in which subsidiaries CHESF and ELETRONORTE operate.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24.	Shareholders’ equity (Continued)

c) Appropriated retained earnings

Brazilian Law and the Company’s by-laws require that certain appropriations be made from retained earnings to reserve accounts annually, The purpose and basis of appropriation to such reserves are as follows:

▶   Legal profit reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

▶   Statutory profit reserve

In accordance with the Company’s by-laws, 50% of net income should be appropriated to the investment reserve and 1% to the reserve for studies and projects. The statutory reserves—Investments and Studies and Projects are limited, respectively, to 75% and 2% of the capital.

d) Unappropriated retained earnings (accumulated losses)

This balance represents retained earnings determined in accordance with U,S, GAAP after (i) the allocation of the amount for legal profit reserve (when required) as described in Note 24 (b); (ii) allocation or transfer to or from other reserves as described in Note 24 (b); and (iii) dividends and interest on its own capital in lieu of dividends as described in Note 24 (e).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24.	Shareholders’ equity (Continued)

e) Dividends and interest on own capital

The Company’s by-laws establish minimum compulsory dividends of 25% of statutory net income adjusted in accordance with corporate law, Preferred Class “A” and Class “B” shares have priority with respect to receipt of an annual dividend up to an amount equivalent to 8% and 6%, respectively, of the book value of the shares. As of January 1, 1996 amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid R$ 741,509 (in June 2010) in dividends (historical amounts) for the year ended December 31, 2009 (R$ 1,715,254 and R$ 703,486 for the year ended December 31, 2008 and 2007, respectively). No withholding tax is payable on distributions of dividends made since January 1, 1996.

Brazilian corporations are permitted to earn interest on its own capital, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank (“BACEN”). Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves, Interest on its own capital is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9.249/95.

On December 31, 2009, the Company recorded the minimum mandatory dividend, pursuant Law No. 6.404/76, in the amount of R$ 40,500 (R$ 1,457,418 in 2008),.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24.	Shareholders’ equity (Continued)

e) Dividends and interest on own capital (Continued)

In accordance with the Company’s by-law and pursuant Law No. 6.404/76, the minimum mandatory dividend and the remuneration proposed to shareholders’ are calculated based on the Company’s statutory books. The dividends and the interest on its own capital are paid on dates established at General Shareholders’ Meetings. The Shareholders’ General Meetings held on April 30, 2010; April 30, 2009; and April 30, 2008, approved the remuneration proposed to shareholders for the year ended December 31, 2009, 2008 and 2007, respectively, Shareholders’ remuneration was restated for dates between December 31 to the initial date of payment, according to the variation in the SELIC rate.

The amount of shareholders’ remuneration recorded as current liabilities is also comprised unclaimed amounts relating to previous years, as the well as Company’s undistributed earnings and dividends payable by its subsidiaries to third parties, as follows:

	December 31,
	2009	2008

Current liabilities
Minimum compulsory dividends	40,500	1,457,418
Unclaimed dividends from prior years	219,153	198,968
Subsidiaries’ dividends payable to third parties	45,697	60,230
Dividends from prior years	2,565,859	-

	2,871,209	1,716,616

Non Current liabilities
Shareholders’ remuneration and dividends	7,697,579-	9,336,858

	10,568,788	11,053,474

The undistribute earnings were recorded, initially, in 1979 and has been increasing throughout the 80’s and 90’s due to the unavailability of sufficient financial resources to ensure the payment of all dividends to the shareholders of common stock and at the same time to promote investment in the generation and transmission of energy.

In 2009, based on the cash position, the Company’s Board of Directors decided to pay Undistributed Dividends Special Reserve balance in four annual installments, starting in the year 2010. This decision was announced in january, 2010.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24.	Shareholders’ equity (Continued)

e) Dividends and interest on own capital (Continued)

The amount of R$ 10,263,438 for dividends undistributed in the years 1979, 1980, 1981, 1982, 1983, 1984, 1989, 1996, and 1998, was reclassified as a current liabilities amounting to R$ 2,565,859, to be paid in 2010, and as a non-current liabilities amounting to R$ 7,697,579, to be paid in instalments from 2011 to 2013.

Individuals and companies part of the ELETROBRAS shareholders board on January 29, 2010, will be entitled to receive the aforementioned payment .

According to ELETROBRAS Bylaws, the outstanding liability will continue to be paid in accordance with the SELIC rate until the date of the effective payment of each installment, with the incidence of withholding tax, in compliance with the legislation in effect.

The balance outstanding of shareholders’ remuneration, stated under current liabilities, includes the amount of R$ 219,153 (December 31, 2008 - R$ 198,958) related to remunerations not claimed for 2006, 2007 and 2008. The remuneration related to 2005 and previous years became time-barred, according to the Company’s Bylaws.

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

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24.	Shareholders’ equity (Continued)

f) Basic and diluted earnings per share (Continued)

Basic and diluted earnings per share amounts have been calculated as follows:

	2009	2008 (restated) ¹	2007 (restated) ¹
Net income for the year	(1,633,485)	7,989,092	723,162

Less priority preferred shares dividends	(315,142)	(315,142)	(340,070)
Preferred A	(272)	(272)	(297)
Preferred B	(314,870)	(314,870)	(339,773)

Remaining net income to be equally allocated to common and preferred shares	(1,948,627)	7,673,950	383,092

Denominator
Weighted-average outstanding shares
Common	905,023,527	905,023,527	905,023,527
Preferred A	146,920	146,920	146,920
Preferred B	227,186,643	227,186,643	224,328,055

	1,132,357,090	1,132,357,090	1,129,498,502

Earnings per thousand shares (basic and diluted)
Common	(2.15)	8.48	0.48
Preferred A	(1.85)	1.85	1.72
Preferred B	(1.39)	1.39	1.29

¹	For a further discussion of the restatement of certain amounts reflected in our shareholder’s equity, see Note 3(y).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

25.	Operating costs and expenses

Operating costs and expenses consist of the following:

a)	Electricity purchased for resale

This account refers to the Company’s costs for the acquisition of electric power from other energy companies (hydraulic, thermal, etc,) to provide services to its customers. For the year ended as of December 31, 2009, the cost of purchased energy totaled R$ 2,688,397 (R$ 5,685,215 and R$ 3,276,345 for the years ended at December 31, 2008 and 2007, respectively).

The subsidiary FURNAS has contracts to purchase energy generated by third parties, including related parties, whose acquisition prices have increased at rates higher than those obtained by the Company at energy auctions. This situation has led to a reduction in the Company’s operating margin, whose management is seeking to obtain from the parent company and regulatory agencies the elimination of the impacts caused by the imbalance.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

25.	Operating costs and expenses (Continued)

b) Payroll and related charges/ third-party services/ material and supplies

	Year ended December 31,

	2009	2008	2007

Third-party services	1,729,519	1,580,527	1,397,405
Materials and supplies	287,655	271,624	233,513
Payroll	5,097,868	4,195,644	3,778,617

	7,115,042	6,047,795	5,409,535

c) Operating provisions

	Year ended December 31,

	2009	2008	2007

Contingencies	277,192	345,273	208,753
Doubtful accounts	555,274	316,042	435,570
Marketable Securities	—	—	(9,188)
Provision for environment cost	108,020	35,599	—
Employees postemployment benefits(1)	1,271,779	—	—
Others	188,988	78,946	161,138

	2,401,254	773,860	796,273

(1)	includes the pension plan of Itaipu in 2009, which is offset in “Deferred loss from Itaipu”

d) Fuel for electric power production

This	refers to the acquisition cost of fuels used in the generation of thermoelectric energy, as follows:

▶	Oil: used in the generation of thermoelectric energy mainly in the country regions outside the Interconnected System, such as the Northern region (Isolated System),

▶	Charcoal: used in thermoelectric power plants such as UTE Candiota of Companhia de Geração Térmica de Energia Elétrica (CGTEE),

▶	Uranium: nuclear fuel used in the energy generation at the Angra I and Angra II power plants.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

25.	Operating costs and expenses (Continued)

d)	Fuel for electric power production (Continued)

For the year ended at December 31, 2009, the cost of fuel totaled R$ 742,372 (R$ 1,158,856 and R$ 820,780 for the years ended at December 31, 2008 and 2007, respectively).

Provisional Executive Order Nº. 466, enacted on July 30, 2009 and signed into Law No, 12,111, of December 9, 2009, amended the whole mechanism for subvention of stand-alone systems. The CCC subvention, which in the past subsidized only fuel costs, will start reimbursing the amount of the difference between the total cost of electric power and the valuation of the related amount of electric power with respect to the average cost of power and energy sold in the ACR Regulated Contract Famework of the National Interconnected System (SIN).

The total cost of electric power generation in the Stand-alone Systems must include the following costs:

I - Contract of energy and associated power;

II - Generation to supply the electric power distribution public service;

III - Acquisition of fuels;

IV - Charges and taxes; and

V - Investments made.

The total cost of generation also includes other costs associated with electric power service provision in remote regions of the Stand-alone Systems, characterized by large dispersion of consumers and absence of economies of scale, according to the regulation.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

26.	Financial income (expenses), net

Financial income (expense) consists of the following:

	Year ended December 31
	2009	2008 (restated) ¹	2007 (restated) ¹

Financial income	1,963,731	2,912,134	3,237,214
Financial expenses	(2,311,580)	(18,046)	(2,104,848)
Shareholders’ remuneration monetary restatement	(1,467,632)	(1,599,504)	(1,370,808)
Foreign exchange and monetary gain (loss)	(3,603,064)	3,952,350	(2,630,983)
Derivatives gain (loss)	(424,282)	(58,792)	(712,166)
Leasing	(213,470)	(391,550)	237,357

	(6,056,297)	4,796,592	(3,344,234)

¹ For a discussion of our 2007 and 2008 financial statements, see Note 3(y)

27.	Financial instruments and derivatives

a)	Embedded derivatives

The Company entered into long-term contracts to provide electrical energy for three of its main clients in Brazil. These long-term contracts were pegged to the international aluminum price (LME—London Metal Exchange) as the underlying asset for purposes of calculating the monthly values of the contracts, Under the terms of the contract, the electrical energy price adjustment related to the LME is an embedded derivative as defined by ASC 815. The Company’s Management classify these embedded derivatives as level two in accordance with the ASC 820 valuation framework.

Albras has made an advanced-payment in a total amount of R$ 1,200,000.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

27.	Financial instruments and derivatives (Continued)

a)	Embedded derivatives (Continued)

The prepayment schedule was as follows:

	R$
Year	Contracted disbursements	Actual disbursements

2004	300,000	300,000
2005	500,000	500,000
2006	250,000	250,000
2007	150,000	150,000

Total	1,200,000	1,200,000

	R$

Year	Receipts	Payments	Balance

2004	300,000	(15,968)	284,032
2005	500,000	(29,201)	470,799
2006	250,000	(29,979)	220,021
2007	150,000	(32,900)	117,100
2008	-	(35,686)	(35,686)
2009	-	(37,944)	(37,944)

Total	1,200,000	(181,678)	1,018,322

Current liabilities (other)			39,292

Non-current liabilities (other)			979,030

According to ASC 815 – “Derivative and Hedging” notes, the Company recognized all derivative instruments, including embedded derivative, as asset/liabilities at fair value. The related unrealized gain (loss) on such derivative instrument is recorded as long-term liabilities, on a mark-to-market basis.

The details of the contracts are as follows:

Contract dates
Client	Initial	Maturity	Average megawatt volumes

Albrás	07/01/2004	12/31/2024	750 MW - until 12/31/2006 800 MW - from 01/01/2007
Alcoa	07/01/2004	12/31/2024	From 304,92 MW to 328 MW
BHP	07/01/2004	12/31/2024	From 353,08 MW to 492 MW

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

27.	Financial instruments and derivatives (Continued)

a)	Embedded derivatives (Continued)

These contracts include a “cap and floor band” related to the price of the aluminum quoted at London Metal Exchange (LME). The LME “cap and floor band” price is limited to US$ 2,773,21/t and US$ 1,450/t, respectively.

As of December 31, 2009, the Company recorded a derivative asset based on the fair value calculation in the amount of R$ 455,560. The derivative gain is deferred on the balance sheet. See below the amount recorded by contract:

Client	2009	2008	2007

Albrás	237,860	39,250	308,540
Alcoa	124,780	30,630	162,480
BHP	92,920	22,810	121,000

Total	455,560	92,690	592,020

The Company had no other derivative instruments in the years presented.

b)	Derivatives

1.	Policy

In 2009, the Company’s Exchange Hedge Policy, approved in 2007, was reviewed and had its scope broadened, comprehending, besides currency spreads, any financial risks that may be identified.

In this context, ELETROBRAS’ Financial Hedge Policy was approved. The objective of the current policy is to pursue the mitigation of exposure to market variables that may have an impact on the assets and liabilities of the Company and its subsidiaries, thus reducing the undesirable fluctuation effects of these variables in the financial statements. This said, the aforementioned policy aims at having the Company’s results faithfully reflect its real operational performance and having its projected cash flow present less volatility.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

27.	Financial instruments and derivatives (Continued)

b) Derivatives (Continued)

1.	Policy (Continued)

Along with the hedging policy, the creation of a Financial Hedge Committee, with the purpose of financial management, was approved, having its the main function as determining hedging strategies and instruments to be presented to ELETROBRAS’ Board of Executive Officers.

Taking into account the different forms of hedging the hedge of the gaps available to the Company, the policy enlists a scale of priorities, focusing on structural solutions. Financial derivatives will only be used to complementarily and aimed exclusively at protecting the indexed assets and liabilities of the company and its subsidiaries that present any spread, and may not be characterized as financial leverage or operation of credit concession to third parties.

2.	Objectives and strategies

In 2008, in the scope of the former Exchange Hedge Policy, operations with derivatives were carried out so as to mitigate a small portion of the active spreads in foreign currencies. The Company used Non-Deliverable Forwards - NDFs amounting to US$ 280,000, matching the maturity of the derivatives with the dates of indebtedness receipt from the jointly-controlled subsidiary ITAIPU BINACIONAL.

In the scope of the current policy, on the other hand, the Company has been developing studies and discussing, through the Financial Hedge committee, the execution of interest rate swaps, aimed at neutralizing the volatility of the fundraising agreements entered into at Libor. The expectation is that these operations be carried out throughout 2011.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

27.	Financial instruments and derivatives (Continued)

b) Derivatives (Continued)

2.	Objectives and strategies (Continued)

Besides the Libor swapping operation, exchange hedge strategies were analyzed in 2009 and are being implemented, focusing on structural solutions, in line with the Financial Hedge Policy. Thus, in 2009, US$ 1,000,000 were raised through the issuance of bounds in the international market and new external fundraising opportunities are being analyzed as an important instrument for mitigating the active exposures to foreign currencies, In the scope of this strategy, not only the spread’s total amount is being taken into account in the structuring of new fundraising, but also its arrangement with the passing of time, aiming to hedge both the principal and the cash flow amounts.

3.	Risks

Operations with derivatives, when carried out in the over-the-counter market, present relevant counterpart risks. With the intention of mitigating this risk, ELETROBRAS established a standard regarding the register of financial institutions for purposes of execution of operations with derivatives. This standard defines criteria regarding size, rating and expertise in the derivatives market, so that the institutions that may carry out operations with ELETROBRAS can be selected.

Moreover, the Company has developed an exposure control methodology for the registered companies, which defines the limits to the volume of operations to be carried out with each one of them.

The Company strives for all operations with derivatives it carries out to be fit into the hedge accounting concept, thus ratifying the sole and exclusive intention of realizing hedge with such positions. Such measure puts the risk of settlement spreads in hedge positions against their respective objects, since the financial flows of both will always match.

In 2009, guarantee limits criteria started being discussed, and will be implemented as from 2010, which will be a previous condition for the execution of any operation of this kind, so as to reduce the counterpart risk exposure in operations with derivatives.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

27.	Financial instruments and derivatives (Continued)

b) Derivatives (Continued)

4.	Breakdown of the derivative portfolio

On December 31, 2009, there were no portfolio derivative financial instruments. Likewise, there were no operations with derivatives in the period ending on this date.

c) Management of funds

ELETROBRAS’ and subsidiaries’ investments are largely represented by long-term loans and financing as well as investments in concession holders of public electric power services.

The loans and financing granted are related to ELETROBRAS function as the financing agent of the Brazilian electricity sector and are remunerated based on the average rate of 6,91% p.a. (9,73% p.a. in 2008).

Under the Company’s by-laws, ELETROBRAS may only grant financing to concession holders of public electric power services at the market rate. The market rate (or the Company’s opportunity cost of capital) is defined by it, taking into account the risk premium compatible with sector activities. If it is not possible to seek alternatives other than the electricity sector itself, the present value of these loans corresponds to their book value.

The main accounts included in non-current liabilities are loans and financing, the Compulsory Loan and the Global Reversion Reserve (“RGR”).

Loans and financing comprise financing by international agencies - BID, BIRD, CAF etc. It is therefore not feasible to discount these loans at rates other than those stipulated in the Brazilian loan agreement. Other loans are obtained at international rates, and their carrying value approximates fair value.

The Compulsory Loan was extinguished by Law No. 7.181, of December 20, 1993, which established December 31, 1993 as the last date for collection, ELETROBRAS currently manages the proceeds of the Compulsory Loan, which are indexed according to the IPCA-E variation and remunerated at a rate of 6% p.a., with fixed redemption dates. Given the restrictions on the investment, the fair value of these loans can not be reasonable estimated.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

27.	Financial instruments and derivatives (Continued)

d) Foreign currency risk

The Company has a relevant spread between assets and liabilities indexed to foreign currencies, especially the US dollar, derived mainly from financing agreements with the subsidiary ITAIPU BINACIONAL, which provokes exposure to financial risks that cause its financial statements and cash flows to be volatile, Furthermore, there is exposure to the Libor interest rate, related to external fundraising agreements. In addition to the already mentioned risks, there are others of little relevance deriving from agreements granted and obtained.

Loans and financing granted: loans and financing granted refer to the financing of the Brazilian electricity sector, bearing average interest of 6,91% p.a. (December 31, 2008 - 9,73% p.a.).

Financing is restricted to public electricity utility concessionaires, thus, the market rate (or the Company’s opportunity cost of capital) is defined by it, taking into account the risk premium compatible with sector activities. If it is not possible to seek alternatives other than the electricity sector itself, the present value of these loans corresponds to their book value.

At the closing of the fiscal year, the Company had 809 loans and financing agreements, amounting to R$28,717,335 (December 31, 2008 - R$42,234,271), as follows:

Currency	US$	%	R$
US dollar	8,224,463	49.87	14,320,436
IGP-M	3,087,772	18.72	5,376,429
Real	4,862,394	29.48	8,466,400
Yen	233,048	1.41	405,783
EURO	85,163	0.52	148,285

Total	16,492,840	100.00	28,717,333

Loans and financing obtained:

In liabilities, it is worth emphasizing the loans and financing obtained with financial institutions, especially from abroad, and the Sector Funds, specifically the Global Reversion Reserve - RGR, The market values of loans and financing obtained are equivalent to their book values.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

27.	Financial instruments and derivatives (Continued)

The financing raised is comprised of loans contracted with international multilateral agencies - IDB, IBRD, CAF, and it is not feasible to discount them at a rate different from that established for Brazilian debt. Other loans are raised at international rates, where the book value approximates the present value.

Eletrobras ended 2009 with 12 liability agreements, including loans, financing and bonuses, amounting to R$5,101,994 (December 31st, 2008 - R$4,158,111), as follows:

Currency	US$ (equivalent)%		R$
US dollar	2,641,947	90,16%	4,600,158
EURO	85,713	2,93%	149,243
Yen	202,500	6,91%	352,593

Total	2,930,160	100,00	5,101,994

	2009

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	8,183,224	-	8,183,224
Accounts receivable, net	-	6,495,014	-	6,495,014
Fair Value of derivatives	455,560	-	-	455.560
Loans and financings receivable	-	5,274,941	-	5,274,941
Cost of acquisition	-	2,848,394	-	2,848,394

Total	455,560	22,801,573		23,257,133

Liabilities:
Suppliers	-	2,918,898	-	2,918,898
Loans and financing	-	26,881,575	-	26,881,575
Derivatives	308,120	-	-	308,120

Total	308,120	26,881,575	-	27,189,695

Regarding investments in pension plan, see plan assets allocation in note 20(e). Investments in equity securities are classified as level 1. Investments in fixed income are classified as level 2.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

28.	Segment information

The Company’s business segments are currently defined as follows:

Generation

Engages in ventures involving energy and power plant operations, with its generation complex having hydraulic, thermal, thermonuclear and other power plants, aimed at producing electric power primarly for domestic supply. The generation of electricity at its hydroelectric, thermal and nuclear power plants, the company sells to both distribution companies and directly to end consumers.

Transmission

Constructs and operates transmission lines with a view to transferring large volumes of electricity from the generating facilities to the distribution system, thereby interconnecting the several country regions via a national grid.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

28.	Segment information (Continued)

Distribution

Explores the construction and operation of electric power distribution networks in urban centers intended for end consumers. Today ELETROBRAS owns seven energy distributors (Boa Vista Energia, Amazonas Energia, Companhia Energética de Alagoas S.A. - CEAL, Companhia Energética do Piauí S.A. - CEPISA, Companhia de Eletricidade do Acre -ELETROACRE and Centrais Elétricas de Rondônia S.A. - CERON).

Corporate

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans for non-active participants.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control are included.

The main criteria used to record the results and assets by business segments are summarized as follows:

▶	Net operating revenues: considered to be the revenues from sales to third parties, plus revenues between the business segments, based on internal transfer prices.

▶	Costs and expenses: includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

28.	Segment information (Continued)

The following tables presents the Company’s assets and results by segments:

	December 31, 2009
	Corporate	Distribution	Generation	Transmission	Total
Net operating revenues
Electricity sales	-	2,793,212	20,298,589	4,209,399	27,301,200
Other operating revenues	1,129,362	10,355	165,889	271,493	1,141,409
Taxes on revenues	-	(855,644)	(1,696,378)		(2,552,021)
Regulatory charges on revenues	-	(196,188)	(734,726)	(361,945)	(1,292,859)

Total net operating revenues	1,129,362	1,549,1630	18,033,374	4,119,398	25,408,301

Operating costs and expenses
Electricity purchased for resale	-	(1,148,292)	(1,540,104)	-	(2,688,397)
Fuel for electric power production	-	-	(742,372)	-	(742,372)
Use of basic transmission network	-	(327,045)	(943,418)	-	(1,270,463)
Depreciation and amortization	(10,672)	(61,887)	(2,041,199)	(1,363,196)	(3,476,954)
Payroll and related charges	(578,127)	(89,880)	(4,379,097)	(2,067,938)	(7,115,042)
Deferred losses from ITAIPU			(395,026)		(395,026)
Operating provisions	(557,839)	(291,898)	(1,274,399)	(277,114)	(2,401,250)
Donations e contributions	(237,872)	-	-	-	(237,872)
Remuneration and reimbursement	-	-	(1,806,482)	-	(1,806,482)
Impairment		(266,293)			(266,293)
Others	(62,555)	(77,800)	(574,526)	(173,183)	(888,064)

Total operating costs and expenses	(1,447,066)	(2,263,095)	(13,696,623)	(3,881,432)	(21,288,215)

Financial income (expenses), net	1,667,153	(157,834)	(7,538,396)	(27,221)	(6,056,298)

Income (loss) before income taxes	1,349,451	(871,298)	(3,201,643)	210,746	(2,512,748)

Income taxes
Current	432,573	(813,147)	783,349	680,562	1,083,337
Deferred	(43,582)	(81,926)	(78,924)	(68,568)	(109,148)

	388,989	(731,222)	704,425	611,993	974,188

Net income (loss) for the year	1,738,440	(1,602,250)	(2,497,219)	822,739	(1,538,560)

Net income (loss) attributable to non-controlling interest in subsidiaries	(94,927)	-	-	-	(94,927)

Net income (loss) attributable to the Company ‘stockholders	1,643,513	(1,602,250)	(2,497,219)	822,739	(1,633,486)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

28.	Segment information (Continued)

	December 31, 2008 (restated)
	Corporate	Distribution	Generation	Transmission	Total
Net operating revenues
Electricity sales	-	2,524,586	24,989,775	4,101,334	31,615,696
Other operating revenues	682,226	7,185	115,095	188,675	993,180
Taxes on revenues	-	(821,242)	(1,628,174)	0	(2,449,417)
Regulatory charges on revenues	-	(180,833)	(677,223)	(333,617)	(1,191,673)

Total net operating revenues	682,226	1,529,695	22,799,473	3,956,392	28,967,786

Operating costs and expenses
Electricity purchased for resale	-	(1,157,155)	(4,528,060)	-	(5,685,216)
Fuel for electric power production	-	-	(1,158,856)	-	(1,158,856)
Use of basic transmission network	-	(283,478)	(817,742)	-	(1,101,220)
Depreciation and amortization	(11,691)	(67,797)	(2,236,125)	(1,493,376)	(3,808,989)
Payroll and related charges	(491,409)	(76,398)	(3,722,238)	(1,757,750)	(6,047,795)
Deferred loss from ITAIPU BINACIONAL	-	-	(405,793)	-	(405,793)
Operating provisions	(179,777)	(94,071)	(410,705)	(89,307)	(773,860)
Donations e contributions	(217,913)	-	-	-	(217,913)
Remuneration and reimbursement	-	-	(1,722,240)	-	(1,722,240)
Impairment	-	-	(737,552)	(32,679)	(770,230)
Others	(48,365)	(60,152)	(444,204)	(133,900)	(686,621)

Total operating costs and expenses	(949,155)	(1,739,051)	(16,183,516)	(3,507,011)	(22,378,734)

Financial income (expenses), net	(1,320,386)	125,005	5,970,415	21,559	4,796,592

Income before income taxes	(1,587,315)	(84,352)	12,586,372	470,940	11,385,644

Income taxes
Current	(1,104,657)	2,076,524	(2,000,431)	(1,737,943)	(2,766,506)
Deferred	(246,451)	463,277	(446,301)	(387,739)	(617,214)

					(3,383,720)

Non-controlling interest in subsidiaries		-	-	-	(12,833)

Net income for the year	(2,951,257)	2,455,449	10,139,639	(1,654,742)	7,989,092

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

28.	Segment information (Continued)

	December 31, 2007 (restated)1
	Corporate	Distribution	Generation	Transmission	Total
Net operating revenues
Electricity sales	-	3,746,428	19,179,985	3,852,129	26,778,542
Other operating revenues	556,745	4,716	75,542	123,837	760,840
Taxes on revenues	-	(673,851)	(1,335,961)	-	(2,009,813)
Regulatory charges on revenues	-	(191,208)	(716,077)	(352,757)	(1,260,043)

Total net operating revenues	556,745	2,886,083	17,203,489	3,623,209	24,269,527

Operating costs and expenses
Electricity purchased for resale	-	(1,042,065)	(2,234,280)	-	(3,276,345)
Fuel for electric power production	-	-	(820,780)	-	(820,780)
Use of basic transmission network	-	(244,962)	(706,637)	-	(951,599)
Depreciation and amortization	(9,414)	(54,953)	(1,800,627)	(1,202,532)	(3,067,167)
Payroll and related charges	(439,547)	(68,335)	(3,329,408)	(1,572,244)	(5,409,535)
Deferred loss from ITAIPU BINACIONAL	-	-	(432,318)	-	(432,318)
Operating provisions	(184,984)	(96,796)	(422,600)	(91,893)	(796,273)
Donations e contributions	(198,990)	-	-	-	(198,990)
Remuneration and reimbursement	-	-	(1,677,903)	-	(1,677,903)
Impairment		-	(899,509)	-	(899,509)
Others	(126,272)	(157,078)	(1,159,551)	(348,188)	(1,791,089)

Total operating costs and expenses	(959,207)	(1,663,829)	(13,483,613)	(3,214,858)	(19,321,507)

Financial income (expenses), net	676,539	(64,209)	(3,945,527)	(11,036)	(3,344,234)
Income before income taxes	274,076	1,158,045	(225,651)	397,315	1,603,785

Income taxes
Current	(1,522,347)	2,861,695	(982,055)	(2,395,089)	(2,037,796)
Deferred	1,675,709	(3,149,987)	(20,712)	2,636,376	1,141,376

	153,363	(288,292)	(1,002,767)	241.286	(896,410)

Non-controlling interest in subsidiaries	15,786	-	-	-	15,786

Net income for the year	443,225	869,753	(1,228,418)	638,062	723,162

1	The restatement for 2008 is further described in Note 3(y).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

29.	Commitments

The Company has outstanding contractual obligations and commitments which include the construction of plants and energy supplies (electricity auction contracts).

a)	Existing energy

ELETRONORTE did not sell any energy in auctions in 2006 for long-term energy supply, However, it is worth emphasizing the Existing Electricity Auctions held in April 2005 and December 2006. At the first auction, the company sold 90 MW for delivery starting in 2008, for an eight-year term, for R$ 83,47/MWh, obtaining total revenues of R$ 526,823, that is, R$ 65,853 per year. At the second auction, the company sold 50 MW for delivery , starting in 2007, also for a term of eight years, for R$ 105,00/MWh, obtaining total revenues of R$ 367,720, that is, R$ 45,965 per year. This allowed the company to accomplish its sale strategy, aimed at having all of its assured power contracted while maintaining UHE Tucuruí remuneration.

This year the Company increased its short-term energy sales, obtaining sales performance of approximately 188,846 MW and R$ 254,815 in revenues.

During 2006, FURNAS has successfully participated in several bids for energy sale to end-consumers and traders, under the Free Contracting Ambience (ACL), becoming one of the main agents in this segment.

b)	New energy

By means of an energy auction organized by ANEEL concerning new ventures, in accordance with the rules set forth by Law 10,848 of March 15, 2004, regulated by Decree No. 5.163 of July 30, 2004, ELETROSUL obtained authorization to build and operate the hydroelectric plants mentioned below, and it also sold the energy to be generated by said plants under the Regulated Contracted Ambience - ACR:

i)	UHE Passo São João, with 77 MW capacity, traded an average 37 MW for R$ 113,22/MWh, to be supplied in the period from January 2010 to December 2040, at an auction held in 2005.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

29.	Commitments (Continued)

b)	New energy (Continued)

ii)	UHE Mauá, with 362 MW capacity, traded an average 197,7 MW for R$ 112,96/MWh, supplied in the period from January 2011 to December 2041, at an auction held in 2006. This plant was acquired in a partnership with COPEL, which holds 51% of this venture, organized as a consortium.

30.	Related Parties Transactions

The transactions of Eletrobras with its subsidiaries and special-purpose entities are carried out at prices and under conditions compatible with those practiced in the market. Among the main operations that took place with related parties, highlighted are the loans and financing granted which were established under market conditions and/or according to specific laws. Other operations were also made under normal market conditions.

As shown in Note 3, the Company does not have share-based remuneration.

Also, there are no operations with individuals deemed as related parties, except for shareholders.

	ASSETS	LIABILITIES	RESULT
Northeast Transmission System

Permanent shareholding	111,389	-	-

Interest on capital/dividends receivable	9,672	-	-
Suppliers	-	1,142	-
Revenue from services rendered	-	-	1,663
Equity in the results	-	-	18,213
Grid usage charge	-	-	(10,225)

	121,061	1,142	9,651
Cepel
Operational expenses	-	-	(9,438)

			(9,438)
Intesa	-	-	-
Permanent shareholding	86,245	-	-
Equity Result	10,085	-	-
Suppliers	-	1,396	-
Equity in the results	-	-	5,279

	96,330	1,396	(5,279)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Águas da Pedra
Permanent shareholding	123,421	-	-
Equity in the results	-	-	(549)

	123,421	-	(549)
Sustainable Energy
Permanent shareholding	202,388	-	-
Equity in the results	-	-	(2,034)

	202,388	-	(2,034)
Manaus Transmission
Permanent shareholding	172	-	-

	172	-	-
Manaus Construction
Permanent shareholding	1,938	-	-

	1,938	-	-
Madeira Electric Interconnection
Permanent shareholding	50,567	-	-

	50,567	-	-
Fachesf
Suppliers	-	3,306	-
Regular Contribution	-	10,617	-
Actuarial contracts	-	196,913	(131,151)
Operational expenses	-	-	(43,269)

	-	210,836	(174,420)

	ASSETS	LIABILITIES	RESULT
Enerpeixe
Accounts receivable	137	-	-
Consumers and resellers	517	-	-
Interest on capital/dividends receivable	7,310	-	-
Permanent shareholding	460,770	-	-
Revenues from Electricity grid usage	-	-	4,343
Revenue from services rendered	-	-	5,390
Financial income	-	-	47,121

	468,734	-	56,854
Transleste
Permanent shareholding	15,096	-	-
Suppliers	-	121	-
Financial income	-	-	2,917
Electricity grid usage charges	-	-	(1,129)

	15,096	121	1,788
Transudeste
Accounts receivable	21	-	-
Permanent shareholding	10,350	-	-
Suppliers	-	75	-
Financial income	-	-	1,850
Electricity grid usage charges	-	-	(700)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	10,371	75	1,150
Transirapé
Permanent shareholding	7,551	51	-
Financial income	-	-	1,521
Electricity grid usage charges	-	-	(482)

	7,551	51	(1,039)
Centroeste
Advance for future capital increase	16,035	-	-
Permanent shareholding	25	-	-

	16,060	-	-
Baguari
Advance for future capital increase	79,225	-	-
Revenue from services rendered	-	-	177

	79,225	-	177
Retiro Baixo
Advance for future capital increase	99,920	-	-

	99,920	-	-
Serra Facão
Accounts receivable	4	-	-
Advance for future capital increase	61,899	-	-
Permanent shareholding	75,586	-	-
Revenue from services rendered	-	-	2,729

	137,489	-	2,729
Chapecoense
Advance for future capital increase	43,331	-	-
Permanent shareholding	216,214	-	-
Revenue from services rendered	-	-	3,346

	259,545	-	3,346
Madeira Energia
Permanent shareholding	39	-	-
Revenue from services rendered	-	-	7,328

	39	-	7,328
Inambari
Permanent shareholding	7,003	-	-

	7,003	-	-
Transenergia
Advance for future capital increase	3,920	-	-

	3,920	-	-
Real Grandeza
Contracts for actuarial debts	-	753,334	-
Maintainer’s regular contribution	-	-	9,935
Administrative expenses contribution	-	-	2,528

		753,334	12,463

	ASSETS	LIABILITIES	RESULT

ETAU
Accounts receivable	7	-	-
Permanent shareholding	12,485	-	-
Interest on capital/dividends receivable	4,409	-	-
Other revenues	-	-	17
Revenue from services rendered	-	-	85
Equity in the results	-	-	4,682

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	16,901	-	4,784
Artemis
Accounts receivable	433	-	-
Interest on capital/dividends receivable	5,846	-	-
Permanent shareholding	72,226	-	-
Other revenues	-	-	50
Revenue from services rendered	-	-	5,162
Equity in the results	-	-	9,117

	78,505	-	14,329
Uirapuru
Accounts receivable	4,270	-	-
Permanent shareholding	22,522	-	-
Interest on capital/dividends receivable	2,205	-	-
Financial income	-	-	327
Revenue from services rendered	-	-	2,010
Equity in the results	-	-	3,822
Other revenues	-	-	12

	28,997	-	6,171
ESBR
Permanent shareholding	202,421	-	-
Shareholding expenses	-	-	(3,321)

	202,421	-	(3,321)
Fundação Elos
Regular Contribution	-	-	-
Actuarial contracts	-	35,416	(9,646)

	-	35,416	(9,646)
Norte Brasil
Permanent shareholding	30,062	-	-
Shareholding expenses	-	-	(318)

	30,062	-	(318)
Transmission Station
Permanent shareholding	208,786	-	-
Shareholding expenses	-	-	(240)

	208,786	-	(240)
Porto Velho
Permanent shareholding	18,333	-	-
Advance for future capital increase	27,063	-	-
Shareholding expenses	-	-	(47)

	45,396	-	(47)
Brasnorte
Permanent shareholding	89,009	-	-
Suppliers	-	93	-

	89,009	93	-
Amapari
Permanent shareholding	41,533	-	-
Equity in the results	(1,974)	-	-
Revenues from Equity	-	-	(1,864)

	39,559	-	(1,864)
AETE
Interest on capital/Dividends receivable	(14,171)	199	-
Permanent shareholding	21,300	-	-
Equity in the results	21,040	-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Revenues from Equity	-	-	7,149

	28,169	199	7,149
Previnorte
Social Security Contributions	-	3,902	-
Actuarial expenses	-	-	(27,045)

	-	3,902	(27,045)
Transmissora Matogrossense
Permanent shareholding	735	-	-

	735	-	-
Nucleos
Actuarial agreements Cons, Debt	-	26,050	-
Actuarial provision pension plan	-	108,862	-
Maintainer’s regular contribution	-	-	6,365
Post-employment actuarial provision, insurance and health	-	-	2,258

	-	134,912	8,623
Itaipu

	ASSETS	LIABILITIES	RESULT
Fibra
Suppliers	-	-	-
Accounts payable	-	28,854	-
Regular contribution	-	2,043	-
Actuarial expenses	-	-	(17,465)
Actuarial provision	-	186,962	-
Financial expense	-	-	(3,023)

	-	217,859	(20,488)
Cajubi
Regular Contribution	-	4,484	-
Actuarial expenses	-	155,636	(17,862)

	-	160,120	(17,862)

Remuneration of Key Personnel

	December 31,
	2009	2008
Remuneration of Directors and Executive	16,435	16,863
Salaries and social charges	4,167	4,479
Other benefits	2,424	3,296

TOTAL	23,026	24,638

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

31.	Global Reversion Reserve (RGR)

ELETROBRAS is responsible for managing the Global Reversion Reserve (“RGR”), a fund created with a view to covering expenses incurred by the Federal Government with the payment of indemnities referring to the reversal of public electric power concessions, RGR’s resources are invested in the Brazilian electricity sector financing, improvement of the service and the National Electric Power Preservation Program - PROCEL, besides financing the programs RELUZ and LUZ PARA TODOS and the Incentive Program for Alternative Sources of Electric Power – PROINFA.

The Global Reversion Reserve is funded by contributions from the concession holders of the public electric power service, which provide a quota for the reversal and expropriation of electric power services equivalent to 2,5% of the amount invested by concession and permission holders, limited to 3% of gross annual revenues. The quota value is computed as part of the service cost.

The concessionaires deposit their annual quotas for the Global Reversion Reserve in twelve equal parts, up to the last business day of each month, in a bank account created for this specific purpose, ELETROBRAS manages the Global Reversal Reserve in compliance with Law No. 5.655/71 and subsequent amendments.

Accordingly, the RGR funds are used in specific investment projects, as follows:

a)	Providing financing to the concession and permission holders as well as to rural electrification cooperatives with a view to expanding electric power distribution services (especially in rural and low-income areas) and to developing an energy saving program.

b)	Investing in installations for power generation using renewable energy (wind, solar, biomass) as well as small hydroelectric power plants and thermoelectric power plants in association with small hydroelectric power plants.

c)	Specific investment projects for studies involving inventory and feasibility of potential water resources.

d)	Investing in the implementation of power generators up to 5,000 kW, intended exclusively for public services in communities using an isolated electric power system.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

31. Global Reversion Reserve (RGR) (Continued)

e)	Incentive Program for Alternative Sources of Electric Power - PROINFA, created by Law No. 10.438 of April 26, 2002 and reviewed by Law No. 10.762 of November 11, 2003, the objective of which is to diversify the Brazilian energetic matrix and seek regional solutions through the use of renewable energy sources based on the economic use of available input and applicable technology. The goal is to increase the share of electric power produced through those sources by implementing 3,300 MW of capacity.

f)	For the National Program for Efficient Public Lighting (RELUZ), with investments to be made by ELETROBRAS estimated at about R$ 2 billion that aims at rendering efficient 5 million points of public lighting and install one million more in Brazil. The program expects to cover up to 96% of the potential of energy saving of the national network of public lighting, currently consisting of 13 points of public lighting.

g)	For the National Program for Energy Conservation (PROCEL), a federal government program implemented in December 1985 aimed at energy saving both in production and consumption, helping to improve the quality of products and services, reducing the environmental impact and encouraging job creation.

The reserve bears interest of 5% p.a.The funds withdrawn as of December 31, 2009 total R$ 7,656,946 (December 31, 2008 - R$ 7,193,770).

ELETROBRAS is also responsible for managing the Use of Public Assets – UBP’s sectoral resources set-up with contributions from the Independent Electric Power Producers (PIE), also intended for expansion and improvement of the electric system.

Additionally, under the managerial responsibility of ELETROBRAS is the Conta de Desenvolvimento Energético - CDE (Energetic Development Account), a federal fund aimed at promoting energy development from alternative sources in the areas assisted by the interlinked system, and financing the universalization of the public electric power service. The Fund is valid for 25 years, starting in 2004, and is comprised of payments for the use of public assets and fines charged by ANEEL to concessionaires, permit-holders and other entities authorized to explore the electricity service, whose financial operations do not affect the Company’s financial statements.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

32.	Other information

2009
	Balance at the beginning of period	Charge to Cost and Expenses	Balance at the end of the period

Allowance for doubtful accounts - Accounts Receivable	7,284,801	(789,787)	6,495,014
Allowance for doubtful accounts - Loans and Financing Receivable	5,818,029	(543,088)	5,274,941
Allowance for doubtful accounts - Deferred Regulatory Assets	23,634,617	(5,718,630)	17,915,987
Commitments and Contingencies	4,453,361	(386,805)	4,066,556
Impairment	770,231	226,295	996,526
Decomissioning of Nuclear Power Plant	266,168	57,159	323,327

Total	42,227,207	(7,154,856)	35,072,351

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2008
	Balance at the beginning of period	Charge to Cost and Expenses	Balance at the end of the period
Allowance for doubtful accounts - Accounts Receivable	6,689,924	594,877	7,284,801
Allowance for doubtful accounts - Loans and Financing Receivable	5,985,258	(167,229)	5,818,029
Allowance for doubtful accounts - Deferred Regulatory Assets	18,439,980	5,194,637	23,634,617
Commitments and Contingencies	3,973,240	480,121	4,453,361
Impairment	730,233	39,998	770,231
Decomissioning of Nuclear Power Plant	191,327	74,841	266,168

Total	36,009,962	6,217,245	42,227,207

2007
	Balance at the beginning of period	Charge to Cost and Expenses	Balance at the end of the period
Allowance for doubtful accounts - Accounts Receivable	1,341,336	5,348,588	6,689,924
Allowance for doubtful accounts - Loans and Financing Receivable	51,629	5,933,629	5,985,258
Allowance for doubtful accounts - Deferred Regulatory Assets	351,988	18,087,992	18,439,980
Commitments and Contingencies	3,527,626	445,614	3,973,240
Impairment	715,296	14,937	730,233
Decomissioning of Nuclear Power Plant	204,620	(13,293)	191,327

Total	6,192,495	29,817,467	36,009,962

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

33.	Subsequent events

33.	Subsequent events (Continued)

a)	Belo Monte

The Belo Monte project will be built by a special purpose private entity, in which Eletrobras and its subsidiaries will hold a minority interest of 49,98%, as announced at the time of the auction. This company has been incorporated, thus, subject to the confidentiality agreement among shareholders.

Eletrobras’ cash flows for this project will correspond to its interest in the capital of the aforementioned company, and subject to Aneel’s concession.

Similarly to other projects under construction or those Eletrobras holds interest, their information will be properly included in the quarterly information and annual reports.

b)	CAF US$ 500 million

In 2010, we hereby inform our shareholders and the market in general that Eletrobras signed, a contract relating to a syndicated loan, of the type A/B Loan, in the amount of US$ 500 million with the Corporacion Andina de Fomento (CAF). Part A of the loan, in the amount of US$ 125 million will be funded directly by CAF. Part B of the loan, in the amount of US$ 375 million, will be syndicated by five banks—Banco Bilbao Vizcaya Argentaria, S.A., New York Branch, Banco Santander S.A., HSBC Bank USA, National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd. New York Branch and Sumitomo Mitsui Banking Corporation, New York Branch. The transaction has a maturity period of 10 years for Part A, and 7 years for Part B.

This US$ 500 million will be incorporated into the Subsidiaries’ Financing Fund which was established in 2007 with the aim of providing the funds necessary for the development of energy generation and transmission projects, as well as investments in renewable sources of energy included in the Investment Program of Eletrobras.

c)	Cymi Holding

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

In compliance with Letter BM&FBOVESPA, ref. GAE/CREM 118/11, transcribed below, which requests, in relation to Market Announcement dated January 31, 2011, that the Company inform if “… the acquisition of shares held by Cymi Holding S.A. representing 51% of the share capital of Artemis Transmissora de Energia S.A. and 51% of the share capital of Uirapuru Transmissora de Energia S.A. by its subsidiary Eletrosul Centrais Elétricas S.A. will result in the right of withdrawal by Eletrobras shareholders, as stipulated in article 256 of Law 6,404/76, as amended by Law 10303/01”, we hereby inform the Shareholders and the market in general that:

Eletrosul is a privately held corporation, whose main activity is the generation and transmission of electric energy. It may associate itself in Brazil, or abroad, with or without control, for the constitution of consortia and participations in societies which are directly or indirectly involved in the production or transmission of electric energy, under a concession grant or an authorization.

Therefore, considering Article 256 of Law 6404/76, and considering the purchase was effected by a closed capital company, in exercise of its statutory principles, Eletrobras understands that such investment does not require a General Shareholders Meeting, and consequently, the right of withdrawal does not exist.

d)	Teles Pires Hydroelectric Power Plant:

On January 19, 2011 special purpose company Companhia Hidroelétrica Teles Pires was created for the building, generation and maintenance of the Teles Pires Hydroelectric Power Plant, Eletrosul holds a 24,5% equity interest, whilst Furnas Centrais Elétricas S.A. holds 24,50%, Neoenergia S.A. holds 50,1% and Odebrecht Participações S.A. holds 0,90%.

e)	– Interconnection of Manaus with SIN:

The interconnection of the region with the National Interconnected System (SIN) through the building of the Tucuruí-Manaus 500 kV Transmission Line is due by 2012, The federal government project budgeted at R$ 3,340,000 will directly benefit, or through side roads, towns such as Urucará, Itapiranga, Silves, São Sebastião do Uatumã, Parintins, Maués, Barreirinha, Boa Vista do Ramos, Nova Olinda do Norte, Itacoatiara, as far as the Cariri substation in the region of Manaus.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

AND SUBSIDIARIES

Notes to the consolidated financial statements (Continued)

December 31, 2009, 2008 and 2007

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

f)	Equity capital increase

As of September 29, 2010 Eletrobras was authorized to increase its equity capital by subscribing for shares, using the amount equivalent to Future Capital Contributions (AFAC in Portuguese). The Board of Directors, through a resolution of June 29, 2010 and through the 155th Special General Meeting of Eletrobras, of January 11, 2011, approved the capital increase of R$ 5,148,764, considering the private subscription of shares for holders of common shares and Class “B” preferred shares, resulting in the issuance of 220,277,010 new shares, held as follows: 182,026,770 common shares (ON) and 38,250,240 Class “B” preferred shares. The subscription of Class “A” preferred shares, considering that they could only be subscribed until June 1969, pursuant to paragraph 1, Article 8, of Eletrobras articles of incorporation, Such increase has been validated by the 157th Special General Meeting of Eletrobras, held on March 16, 2011, increasing equity capital from R$ 26,156,567 to R$ 31,305,331, comprising 1,087,050,297 common shares, 146,920 Class “A” preferred shares and 265,436,883 Class “B” preferred shares, all with no par value. The shares issued in connection with the aforesaid subscription will be remunerated with the same value of dividends per share, to be approved at the 51th Annual General Meeting.

g)	–Itaipu energy tariff

Brazil’s Federal Senate approved on May 11, 2011 a Legislative Decree Bill authorizing the Brazilian government to increase from nearly US$ 120 million to US$ 360 million per annum the amount Brazil pays for energy from Itaipu, regarding the portion not used by Paraguay, with impacts on the charge passed on to the consumer and therefore without impacts on the Company’s results.