Form 20-F
period 2010-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2011-10-17
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Avenida Presidente Vargas, 409 – 9th floor, Edifício Herm. Stoltz – Centro, CEP 20071-003, Rio de Janeiro, RJ, Brazil

(address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	New York Stock Exchange

Common Shares, no par value*	New York Stock Exchange

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class B Preferred Share	New York Stock Exchange

Preferred Shares, no par value*	New York Stock Exchange

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010 was:

1,087,050,297	Common Shares
146,920	Class A Preferred Shares
265,436,883	Class B Preferred Shares

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

U.S. GAAP  ☐    IFRS  ☒    Other  ☐

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

We prepare our consolidated annual financial statements in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements are the first Eletrobras financial statements to be prepared in compliance with IFRS. IFRS 1 - “First-time Adoption of International Reporting Standards” has been applied in preparing these financial statements. Until December 31, 2009, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). US GAAP differs in certain respects from IFRS. When preparing our 2010 consolidated IFRS financial statements, management has amended certain accounting, valuation and consolidation methods in the US GAAP financial statements to comply with IFRS. The comparative figures in respect of 2009 have been restated to reflect these adjustments. Reconciliations and descriptions of the effect of the transition from US GAAP to IFRS are set out in Note 6 to the consolidated financial statements.

For example, in our financial statements as of and for the year ended December 31, 2009 included in our form 20-F for the year ended December 31, 2009, prepared in accordance with US GAAP, we concluded that we did not exercise significant influence over any of our non-consolidated affiliated entities, as we requested and were not able to obtain financial information prepared in accordance with US GAAP from these entities. In connection with our financial statements prepared in compliance with IFRS as of and for the year ended December 31, 2010, however, we requested that those affiliated entities provide financial information prepared in compliance with IFRS, and those entities provided the information to us. As those entities provided all of the financial information we requested in 2010, we determined that we exerted significant influence on them, and applied the equity pick-up method for those associates in 2010 and for the corresponding prior year.

The last consolidated financial statements available under US GAAP which were filed with the United States Securities and Exchange Commission were those for the year ended December 31, 2009.

In this annual report, the term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian Government” refers to the federal government of Brazil. The term “Central Bank” refers to the Central Bank. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States of America.

All references in this annual report to numbers of our common and preferred shares reflect the 1-for-500 reverse stock split which took place on August 20, 2007.

Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

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

•

Concessionaires or concessionaire companies: companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987 (dated February 1995) and Law No. 9,074 (the Power Sector Law, dated July 7, 1995) (together, the “Concessions Laws”);

•

Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts;

•	Distributor: an entity supplying electrical energy to a group of customers by means of a distribution network;

•	DNAEE: Departamento National de Águas e Energia Elétrica, the Brazilian national department of water and electrical energy;

•	Electricity Regulatory Law: Law No. 10,848 (Lei do Novo Modelo do Setor Elétrico), enacted on March 15, 2004, and which regulates the operations of companies in the electricity industry;

•	Eletrobras Distribuição Alagoas, or Distribuição Alagoas: Companhia Energética de Alagoas, a distribution company operating in the State of Alagoas (Ceal);

•	Cepel: Centro de Pesquisas de Energia Elétrica, a research center of the Brazilian electric sector;

•	Eletrobras: Centrais Elétricas Brasileiras S.A. – Eletrobras;

•	Eletrobras Chesf, or Chesf: Companhia Hidro Elétrica do São Francisco, a generation and transmission subsidiary of Eletrobras;

•	Eletrobras Distribuição Acre, or Distribuição Acre: Companhia de Eletricidade de Acre, a distribution company operating in the State of Acre (Eletroacre);

•	Eletrobras Distribuição Piauí, or Distribuição Piauí: Companhia Energética de Piauí, a distribution company operating in the State of Piauí (Cepisa);

•	Eletrobras Distribuição Rondônia, or Distribuição Rondônia: Centrais Elétricas de Rondônia, a distribution company operating in the State of Rondônia (Ceron);

•	Eletrobras Distribuição Roraima, or Distribuição Roraima, formally known as Boa Vista Energia S.A., a distribution company operating in the city of Boa Vista, in the State of Roraima;

•	Eletrobras Eletronorte, or Eletronorte: Centrais Elétricas do Norte do Brasil S.A., a generation and transmission subsidiary of Eletrobras;

•	Eletrobras Eletronuclear, or Eletronuclear: Eletrobras Termonuclear S.A., a generation subsidiary of Eletrobras;

•	Eletrobras Eletropar, or Eletropar: Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. – LightPar);

•	Eletrobras Eletrosul, or Eletrosul: Eletrosul Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	Eletrobras Furnas, or Furnas: Furnas Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	Energy charge: the variable charge for purchases or sales based on actual electricity consumed;

•	Environmental Crimes Act: Law No. 9,605, dated February 12, 1998;

•	Final consumer (end user): a party who uses electricity for its own needs;

•	FND: Fundo National do Desestatização, the national privatization fund;

•

Free consumers: customers that were connected to the system after July 8, 1995 and have a contracted demand above 3 MW at any voltage level; or customers that were connected to the system prior to July 8, 1995 and have a contracted demand above 3 MW at voltage level higher than or equal to 69 kV;

•	Gigawatt ( GW): one billion watts;

•	Gigawatt hour ( GWh): one gigawatt of power supplied or demanded for one hour, or one billion watt hours;

•	High voltage: a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs);

•	Hydroelectric plant or hydroelectric facility or hydroelectric power unity (HPU): a generating unit that uses water power to drive the electric generator;

•	IGP-M: Indice Geral de Precos-Mercado, the Brazilian general market price index, similar to the retail price index;

•	INB: Indústrias Nucleares Brasileiras, a Brazilian Government-owned company responsible for processing uranium used as power to provide electricity at Angra I and Angra II Nuclear Plants;

•	Installed capacity: the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer;

•	Interconnected Power System: systems or networks for the transmission of energy, connected together by means of one or more links (lines and/or transformers);

•	Isolated system: generation facilities in the North of Brazil not connected to the national transmission grid;

•	Itaipu: Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay;

•	Kilowatt (kW): 1,000 watts;

•	Kilowatt Hour (kWh): one kilowatt of power supplied or demanded for one hour;

•	Kilovolt (kV): one thousand volts;

•	Megawatt (MW): one million watts;

•	Megawatt hour (MWh): one megawatt of power supplied or demanded for one hour, or one million watt hours;

•	Mixed capital company: pursuant to Brazilian Law No. 6,404 of December 15, 1976, a company with public and private sector shareholders, but controlled by the public sector;

•	MME: Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy;

•	MRE: Mercado Regulado de Energia, the Brazilian Energy Regulated Market;

•	National Environmental Policy Act: Law No. 6,938, dated August 31, 1981;

•	Northeast region: the States of Alagoas, Bahia, Ceará, Maranhão, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe;

•	ONS: Operador Nacional do Sistema, the national system operator;

•	Power Sector Law: Law No. 9,074 of July 7, 1997;

•	Procel: Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electrical energy conservation program;

•	Proinfa: Programa de Incentivo as Fontes Alternativas de Energia, the program for incentives to develop alternative energy sources;

•

RGR Fund: Reserva Global de Reversão, a fund we administer, funded by consumers and providing compensation to all concessionaires for non-renewal or expropriation of their concessions used as source of funds for the expansion and improvement of the electrical energy sector;

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition or results of operations and the impact of future plans and strategies. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•	general economic, regulatory, political and business conditions in Brazil and abroad;

•	interest rate fluctuations, inflation and the value of the real in relation to the U.S. dollar;

•	changes in volumes and patterns of customer electricity usage;

•	competitive conditions in Brazil’s electricity generation, transmission and distribution markets;

•	the effects of competition;

•	our level of debt;

•	the likelihood that we will receive payment in connection with account receivables;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

•	our financing and capital expenditure plans;

•	our ability to serve our customers on a satisfactory basis;

•	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters;

•	our ability to execute our business strategy, including our growth strategy;

•	adoption of measures by the granting authorities in connection with our concession agreements;

•	changes in other laws and regulations, including, among others, those affecting tax and environmental matters;

•	future actions that may be taken by the Brazilian Government, our controlling shareholder;

•	the outcome of our tax, civil and other legal proceedings; and

•	other risk factors as set forth under “Item 3.D, Risk Factors”.

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

A. Selected Financial Data

Consolidated Balance Sheet Information

	At December 31,
	2010	2009
	(R$ thousands)
Assets
Current
Cash and cash equivalents	9,220,169	8,617,294
Restricted cash	2,058,218	1,341,719
Marketable securities	6,774,073	7,662,640
Accounts receivable	4,016,006	3,102,079
Financial assets of concession agreements	726,507	715,720
Financial asset - Itaipu	997,015	854,656
Financings and loans	1,359,269	1,926,193
Fuel consumption account - CCC	3,041,484	877,833
Investments remuneration	178,604	78,726
Taxes recoverable	1,825,905	1,326,933
Reimbursement rights	324,451	221,519
Other debtors	478,367	602,731
Warehouse (storeroom)	378,637	350,470
Stock of nuclear fuel	297,972	324,634
Prepaid expenses	40,418	58,765
Financial instruments	283,220	227,540
Other	805,631	511,774

	32,805,946	28,801,226

Non-current
Long term assets
Financings and loans	8,300,171	9,839,828
Accounts receivable	1,470,215	1,431,080
Marketable securities	769,905	687,188
Stock of nuclear fuel	799,556	755,434
Financial assets of concession agreements	24,995,625	22,352,103
Financial asset - Itaipu	15,648,087	16,744,836
Deferred tax assets	4,338,682	4,493,223
Escrow deposits	1,750,678	1,521,317
Fuel consumption account – CCC	1,156,926	1,173,580
Financial instruments	297,020	228,020
Other	889,931	766,145

	60,416,796	59,992,754
Advances for corporate shares	7,141	4,001

	At December 31,
	2010	2009
	(R$ thousands)
	60,423,937	59,996,755
Investments	4,724,647	5,288,107
Fixed assets	46,682,498	41,597,605
Intangible
Concession contracts	932,509	991,879
Other	1,331,463	1,032,804

	53,671,117	48,910,395

Total assets	146,901,000	137,708,376

	At December 31,
	2010	2009
	(R$ thousands)
Liabilities and shareholders’ equity
Current
Borrowings	1,868,465	1,115,275
Compulsory loan	16,925	13,675
Suppliers	5,165,765	3,079,614
Advances from clients	341,462	63,400
Taxes and social contributions	1,102,672	963,365
Fuel consumption account – CCC	2,579,546	923,535
Shareholders’ remuneration	3,424,520	3,214,450
National Treasury credits	92,770	76,036
Estimated liabilities	772,071	672,214
Reimbursement obligations	759,214	857,001
Complementary pension plans	330,828	351,149
Provision for contingencies	257,580	252,708
Regulatory fees	584,240	589,433
Leasing	120,485	108,827
Financial instruments	237,209	40,050
Other	715,757	949,113

	18,369,509	13,269,845
Non-current
Borrowings	31,269,971	28,392,542
National Treasury credits	250,485	311,306
Compulsory loan	141,425	127,358
Taxes and social contributions	1,217,649	1,273,890
Shareholders’ remuneration	5,601,077	7,697,579
Provision for decommission	375,968	323,326
Advances from clients	928,653	978,980
Fuel consumption account – CCC	1,876,598	1,344,380
Provision for contingencies	3,901,289	3,528,917
Complementary pension plans	2,066,702	1,992,012
Provision for unfunded liabilities on subsidiaries	1,694,547	1,639,448
Leasing	834,215	761,131
Concessions payable	5,173,856	4,712,825
Advances for future capital increase	303,331	228,020
Financial instruments	2,365,315	1,747,768

Other	58,001,081	55,059,482

Shareholders’ equity
Capital stock	26,156,567	26,156,567
Capital reserves	26,048,342	26,048,342
Profit reserves	16,804,851	19,009,668
Retained earnings	—	(3,345,744)
Asset valuation adjustment	163,335	179,427
Additional proposed dividend	753,201	370,755
Other comprehensive income	377,818	827,491
Non-controlling shareholders’ interest	226,296	132,543

	70,530,410	69,379,049
Total liabilities and shareholders’ equity	146,901,000	137,708,376

Consolidated Income Statement

	As of and for the year ended December 31,
	2010		2009
	(R$ thousands)
Net operating revenue		26,749,402		23,140,905
Operating expenses
Goods, supplies and services		7,370,713		6,486,218
Profit sharing for employees and management		296,270		284,534
Electricity purchased for reselling		4,315,084		3,581,396
Fuel for electricity production		743,761		756,285
Use of the grid		1,353,839		1,263,408
Remuneration and indemnification		1,087,341		1,188,032
Depreciation and amortization		1,592,476		1,624,246
Construction		2,953,484		1,723,960
Operating provisions		1,529,549		2,140,406
Itaipu’s income to offset		441,057		669,675
Donations and contributions		261,006		237,978
Other		1,063,205		704,447

		23,007,785		20,660,585

Operating income before the financial result		3,741,617		2,480,320

Financial result
Financial revenue
Revenues from interest, commissions and fees		781,872		1,035,487
Revenue from financial investments		1,537,435		1,464,782
Arrears surcharge on electricity		393,987		228,145
Monetary restatement		616,141		356,023
Other financial revenues		44,856		736,765

Financial expenses
Debt charges		(1,675,821)		(1,758,473)
Leasing charges		(332,449)		(213,470)
Charges on shareholders’ resources		(1,298,647)		(1,468,713)
Exchange rate variations		(431,497)		(4,018,643)

		(364,123)		(3,638,097)

Result/(loss) before participation in associates and other investments		3,377,494		(1,157,777)

Result of participation in associates and other investments		669,755		1,571,032

Income before income tax and social contribution		4,047,249		413,255

Income tax		(1,074,605)		635,875
Social contribution on the net income		(419,659)		201,010

Net income of the year		2,552,985		1,250,140

Attributable to controlling shareholders		2,247,913		911,467
Attributable to non-controlling shareholders		305,072		338,673

Net income per share	R$	2.25	R$	1.10

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

The following table sets out our declared dividends for the periods indicated:

	Year
	2010(1)	2009(1)	2008(1)(2)
	(R$)
Common Shares	0.83	0.41	1.48
Class A Preferred Shares	2.17	2.17	2.17
Class B Preferred Shares	1.63	1.63	1.63

(1)	Interest on own capital.
(2)	Adjusted to reflect reverse stock split.

The following table sets forth a summary of dividends/interest on own capital declared per share for the periods presented, both at the time declared and as adjusted for our 500:1 reverse stock split effected in 2007.

Dividend per Share

	Declared				Paid(2)
	On 12/31/2006		Equivalent on 08/20/2007(1)		On 06/28/2007		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.00026403571	0.00012349659	0.13201785500	0.06174829514	0.00027872570	0.00014595261	0.13936285000	0.07297630518
Preferred A	0.00403899462	0.00188914622	2.01949731000	0.94457311038	0.00426370961	0.00223265938	2.13185480500	1.11632968791
Preferred B	0.00302924597	0.00141685967	1.51462298500	0.70842983396	0.00319778221	0.00167449453	1.59889110500	0.83724726659

	Declared				Paid(2)
	On 12/31/2007		Equivalent on 08/20/2007(1)		On 06/15/2008		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.40155520020	0.22670084130	0.40155520020	0.22670084130	0.41587767968	0.24648985282	0.41587767968	0.24648985282
Preferred A	2.01949731106	1.14012155539	2.01949731106	1.14012155539	2.09152777855	1.23964424997	2.09152777855	1.23964424997
Preferred B	1.51462298231	0.85509116599	1.51462298231	0.85509116599	1.56864583289	0.92973318687	1.56864583289	0.92973318687

	Declared				Paid(2)
	On 12/31/2008		Equivalent on 08/20/2007(1)		On 04/30/2009(3)		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	1.484883733	0.635380288	1.484883733	0.635380288	1.548692924	0.662684178	1.548692924	0.662684178
Preferred A	2.174044374	0.930271448	2.174044374	0.930271448	2.267468532	0.970247553	2.267468532	0.970247553
Preferred B	1.630533280	0.697703586	1.630533280	0.697703586	1.703562217	0.728952596	1.703562217	0.728952596

	Declared		Paid		Declared		Paid
	On 12/31/2009		On 05/18/2010		On 12/31/2010		On 06/29/2011
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.409663154	0.713305484	1.548692924	0.662684178	0.832245170	1.386686902	0.877358220	1.380084480
Preferred A	2.174044375	3.785446066	2.267468532	0.970247553	2.174043683	3.622391585	2.291890859	3.605144321
Preferred B	1.6305332814	2.839084549	1.703562217	0.728952596	1.630533280	2.716794551	1.718918690	2.703859099

(1)	Adjusted to reflect the reverse stock split.
(2)	Adjusted by Selic rate variation.
(3)	General Stockholders Meeting.

Exchange Controls and Foreign Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and since then, the real/U.S. dollar exchange rate has fluctuated considerably. Until early 2003, the value of the real declined relative to the U.S. dollar and then began to stabilize. The real appreciated against the U.S. dollar in 2004-2007. In 2008, as a result of the worsening of the global financial and economic crisis the real depreciated 31.9% against the U.S. dollar, and on December 31, 2008 the exchange rate of the real in relation to the U.S. dollar was R$2.34 per U.S.$1.00. In 2009, the real appreciated 25.5% against the U.S. dollar, due to improved economic conditions in Brazil. In 2010, the real appreciated 4.3% against the U.S. dollar. In the past, the Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the

Brazilian Government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. We cannot assure that the real will not depreciate substantially or continue to appreciate against the U.S. dollar in the near future.

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

	Reais per U.S. Dollar
Month	Period-end	Average	Low	High
December 2010	1.6662	1.6934	1.6662	1.7117
January 2010	1.6734	1.6749	1.6510	1.6912
February 2011	1.6612	1.6680	1.6612	1.6776
March 2011	1.6287	1.6591	1.6287	1.6757
April 2011	1.5733	1.586	1.5654	1.6194
May 2011	1.5799	1.6134	1.5747	1.6339
June 2011	1.5611	1.5870	1.5730	1.6108
July 2011	1.5563	1.5639	1.5345	1.5828
August 2011	1.5872	1.5970	1.5551	1.6334
September 2011	1.8544	1.7498	1.6040	1.9016

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Company

Some of our concessions are due to expire in 2015 and renewal of these concessions is not guaranteed; if we are unable to renew those concessions our results of operations would be materially adversely affected.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL. These concessions range in duration from 20 to 35 years. Our concession agreements with the earliest expiration dates are due to expire in 2015 and have already been renewed once (see “Item 4.B, Business Overview—Generation—Concessions”), except for Corumbá I which expires in November 2014 and has not been previously renewed. Our concession agreement for Itumbiara, which expires in February 2020, and Corumbá I have contractual provisions allowing renewal of the concession since they have not been previously renewed. On May 10, 2011, ANEEL dismissed our request for extension of the concession period for our Xingó plant. Eletrobras Furnas requested the renewal for a period of twenty-nine years of Serra da Mesa three years ago in accordance with the timeframe established by law. ANEEL has completed its review of this process and has issued a recommendation to the MME in favor of the renewal of the Serra da Mesa concession. As of the date of this report, we were awaiting approval from the MME. In our generation business, concessions expiring in 2015 or before represent approximately 30.2% of our total installed capacity as of December 31, 2010, and 86.8% and 35.5% of the installed capacity of our subsidiaries Eletrobras Chesf and Eletrobras Furnas, respectively. For a further discussion of Eletrobras Chesf and Eletrobras Furnas, see “Item 4, Information on the Company Organizational Structure”. Presently, Law No. 10.848 of 2004 only permits concessions to be renewed once. However, we formed working groups in 2010, which are currently examining proposals to amend in this law. If the law is not amended, we would be unable to renew certain concessions and would have to take part in auctions for these concessions again. If we are unable to renew any of our concessions and were unable to successfully bid for the concessions in any of the auctions for these concessions, we would lose the business derived from these concessions, which would adversely affect our financial condition and results of operations.

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

The Brazilian Government also has the power to appoint eight out of the 10 members of our Conselho de Administração (or Board of Directors) and, through them, a majority of the executive officers responsible for our day-to-day management. Additionally, the Brazilian Government currently holds the majority of our voting shares. Consequently, the Brazilian Government has the majority of votes at our shareholders’ meetings, which empowers it to approve most matters prescribed by law, including the following: (i) the partial or total sale of the shares of our subsidiaries; (ii) increase of our capital stock through a subscription of new shares; (iii) our dividend distribution policy, as long as it complies with the minimum dividend distribution regulated by law; (iv) issuances of securities in the domestic market and internationally; (v) corporate spin-offs and mergers; (vi) swaps of our shares or other securities; and (vii) the redemption of different classes of our shares, independent from approval by holders of the shares and classes that are subject to redemption. Our operations impact the commercial, industrial and social development promoted by the Brazilian Government. The Brazilian Government has in the past and may in the future require us to make investments, incur costs or engage in transactions (which may include, for example, requiring us to make acquisitions) that may not be consistent with our objective of maximizing our profits.

We are subject to rules limiting borrowing by public sector companies and may not be able to obtain sufficient funds to complete our proposed capital expenditure programs.

Our current budget anticipates capital expenditures of approximately R$10 billion in 2011. We cannot assure you that we will be able to finance our proposed capital expenditure programs from either our cash flow or external resources. Moreover, as a state controlled company, we are subject to certain rules limiting our indebtedness and investments and must submit our proposed annual budgets, including estimates of the amounts of our financing requirements and sources of our financing, to the Ministry of Planning, Budget and Management and the Brazilian Congress for approval. Thus, if our operations do not fall within the parameters and conditions established by such rules and the Brazilian Government, we may have difficulty in obtaining the necessary financing authorizations, which could create difficulties in raising funds. If we are unable to obtain such funds, our ability to invest in capital expenditures for expansion and maintenance may be adversely impacted, which would materially adversely affect the execution of our growth strategy, particularly large scale projects such as the construction of the new nuclear plant, Angra III, the development of the Belo Monte hydroelectric complex and the continuing construction of the Jirau and Santo Antônio hydroelectric plants.

We own a number of subsidiaries whose performance significantly influences our results.

We conduct our business mainly through our operating subsidiaries, including Eletrobras Eletronorte, Eletrobras CGTEE, Eletrobras Eletronuclear, Eletrobras Chesf, Eletrobras Furnas and Eletrobras Eletrosul and through Itaipu. Our ability to meet our financial obligations is therefore related in part to the cash flow and earnings of those subsidiaries and the distribution or other transfer of those earnings to us in the form of dividends, loans or other advances and payment. Some of our subsidiaries are, or may in the future be, subject to loan agreements that require that any indebtedness of these subsidiaries to us be subordinate to the indebtedness under those loan agreements. Our subsidiaries are separate legal entities. Any right we may have to receive assets of any subsidiary or other payments upon its liquidation or reorganization will be effectively subordinated to the claims of that subsidiary’s creditors (including tax authorities, trade creditors and lenders to such subsidiaries), except to the extent that we are a creditor of that subsidiary, in which case our claims would still be subordinated to any security interest in the assets of that subsidiary and indebtedness of that subsidiary senior to that held by us.

The amounts we receive from the Fuel Consumption Account may decrease.

The Brazilian Government introduced the Fuel Consumption Account, or CCC Account, in 1973. The purpose of the CCC Account is to generate financial reserves payable to distribution companies and some generation companies (all of which must make annual contributions to the CCC Account) to cover some of the costs of the operation of thermoelectric plants in the event of adverse hydrological conditions. Although the Brazilian Government has announced that the CCC Account is to be gradually phased out, we (together with other companies in our industry) continue to receive reimbursements from that account. In recent periods, the amounts we have received as reimbursements from the CCC Account have exceeded our contributions to that account. However, we cannot assure you that we will continue to receive reimbursements from the CCC Account (in amounts that exceed our contributions or at all), and any decrease in the amounts we receive may materially adversely affect our financial condition and results of operations.

If any of our assets were deemed assets dedicated to providing an essential public service, they would not be available for liquidation in the event of our bankruptcy and could not be subject to attachment to secure a judgment.

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

We believe that a substantial portion of our assets, including our generation assets, our transmission network and our limited distribution network, would be deemed by Brazilian courts to be related to providing an essential public service. Accordingly, these assets would not be available for liquidation in the event of our bankruptcy or available for attachment to secure a judgment. In either case, these assets would revert to the Brazilian Government pursuant to Brazilian law and the terms of our concession agreements. Although the Brazilian Government would in such circumstances be under an obligation to compensate us in respect of the reversion of these assets, we cannot assure you that the level of compensation received would be equal to the market value of the assets and, accordingly, our financial condition and results of operations may be affected.

We may be liable for damages, subject to further regulation and have difficulty obtaining financing if there is a nuclear accident involving our subsidiary Eletrobras Eletronuclear.

Our subsidiary Eletrobras Eletronuclear, as an operator of two nuclear power plants, is subject to strict liability under Brazilian law for damages in the event of a nuclear accident. The Vienna Convention on Civil Liability for Nuclear Accidents (or the Vienna Convention) became binding in Brazil in 1993. The Vienna Convention provides that an operator of a nuclear installation, such as Eletrobras Eletronuclear, in a jurisdiction which has adopted legislation implementing the Vienna Convention, will be strictly liable for damages in the event of a nuclear accident (except as covered by insurance). Eletrobras Eletronuclear is regulated by several federal and state agencies. As of December 31, 2010, Eletrobras Eletronuclear’s Angra I and Angra II plants were insured for an aggregate amount of U.S.$171 million in the event of a nuclear accident (see “Item 4.B, Business Overview—Generation—Nuclear Plants”). In addition to the liability for damages in the event of a nuclear accident, Eletrobras Eletronuclear has acquired insurance to cover operational risks due to potential equipment failure, in the amount of U.S.$500 million for each unit. We cannot assure that this coverage will be sufficient in the event of a nuclear accident. Accordingly, any nuclear accident may have a material adverse effect on our financial condition and results of operations.

The incident at the Fukushima Dai-ichi Nuclear Power Plant in Japan in March 2011 and Germany’s subsequent announcement in May 2011 that it will no longer rely on nuclear power by the year 2022 could lead to more stringent safety regulations of nuclear power plants and a trend toward reliance on non-nuclear power. If global public sentiment continues to favor tougher regulations for nuclear power or a trend towards non-nuclear power, our ability to finance and profitably expand our nuclear power operations could be materially adversely affected.

We do not have alternative supply sources for the key raw materials that our thermal and nuclear plants use.

Our thermal plants operate on coal and/or oil and our nuclear plants operate on processed uranium. In each case, we are entirely dependent on third parties for the provision of these raw materials. In the event that supplies of these raw materials become unavailable for any reason, we do not have alternative supply sources and, therefore, the ability of our thermal and/or nuclear plants, as applicable, to generate electricity would be materially adversely affected, which may materially adversely affect our financial condition and results of operations.

Our distribution companies operate under challenging market conditions and historically, in the aggregate, have incurred losses.

Our distribution activities are carried out in the northern and northeastern regions of Brazil, representing 10.89% of our consolidated net revenue as of December 31, 2010. The northern and northeastern regions of Brazil are the poorest regions in the country, and our distribution subsidiaries incur significant commercial losses due to illegal connections, as well as relatively high levels of default by consumers in those regions. Historically, in the aggregate, our distribution subsidiaries have incurred losses which have adversely affected our consolidated results of operations. In May 2008, we implemented a new management structure for our distribution activities. As a result, several measures have been taken in order to reduce the commercial losses, and to renegotiate debts due by consumers in default with our distribution subsidiaries. However, we cannot be certain that such measures will succeed, and that the losses suffered by our distribution subsidiaries will be substantially reduced. We also cannot be certain that the conditions in the market where theses subsidiaries operate will not deteriorate.

In addition, the tariffs we charge for sales of electricity to customers are determined by ANEEL pursuant to concession agreements and to Brazilian law, which establish mechanisms that permit adjustment periodically. ANEEL determines the level of any adjustment by analyzing the costs of each distribution company and their weighted average cost of capital, or WACC. We believe that the third tariff review cycle for energy distribution companies may result in a WACC below the 9.95% set in the second tariff review cycle, due to macroeconomic indicators and other factors that are beyond our control. Given that the macroeconomic indicators of Brazil have improved in the recent past, the new WACC could lead to lower energy costs while other costs remain stable. Therefore, our electrical power distribution subsidiaries may incur losses, and may continue to adversely affect our financial condition and results of our operations.

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2010, we provisioned a total aggregate amount of approximately R$4,159 million in respect of our legal proceedings, of which R$282 million were related to tax claims, R$2,982 million were related to civil claims and R$895 million were related to labor claims. (See “Item 8.A—Consolidated Financial Statements and Other Information—Litigation”).

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

Our insurance covers only part of the losses that we may incur. We maintain insurance in amounts that we believe to be adequate to cover damages to our plants caused by fire, general third-party liability for accidents and operational risks. If we are unable to renew our insurance policies from time to time or losses or other liabilities occur that are not covered by insurance or that exceed our insurance limits, we could be subject to significant unexpected additional losses.

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

We do not have an established history of preparing IFRS financial statements and we lack in-depth internal expertise on IFRS.

Historically, our financial statements have been prepared in accordance with accounting practices adopted in Brazil and in accordance with U.S. GAAP for the purposes of our 20F filing, the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (or Brazilian Institute of Independent Accountants) and the standards and procedures of the CVM. We do not have IFRS financial data for any period prior to the year ended December 31, 2009.

As a result, we currently lack in-depth internal expertise with IFRS. As of the date of this annual report, we use a third party consultancy firm to assist us in preparing IFRS financial statements. If we are unable to develop this expertise internally or through external hires, we may face challenges in certain areas such as making the assessments required by IFRS in consolidating the results of our operating subsidiaries. If we are unable to train, hire and retain the appropriate personnel, our ability to prepare IFRS financial statements in a consistent and timely manner might be jeopardized.

If we are unable to remedy the material weaknesses in our internal controls, the reliability of our financial reporting and the preparation of our financial statements may be materially adversely affected.

Pursuant to SEC regulations, our management, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of our disclosure controls and procedures, including the effectiveness of our internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a result of our management’s evaluation of the effectiveness of our disclosure, controls and procedures in 2010, our management determined that these controls and procedures were not effective due to material weaknesses in our internal controls over financial reporting. These material weaknesses included our lack of design and maintenance of effective operating controls over:

•

financial reporting based criteria established by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, including: internal control deficiencies not remedied in a timely manner; lack of adequately defined responsibility with respect to our internal controls over financial reporting and the necessary lines of communication; lack of adequate performance of an assessment to ensure effectively defined and implemented controls to prevent and detect material misstatements to our financial statements; lack of adequate design and maintenance of effective information technology policies, including those related to segregation of duties, security and access (grant and monitor) to our financial application programs and data;

•	completeness and accuracy of period-end financial reporting, specifically relating to the recording of recurring and non-recurring journal entries;

•	the completeness and accuracy of information regarding judicial deposits and periodic reviews and updates of this information, including updates of expected losses for accrual purposes;

•

the completeness and accuracy and the review and monitoring of post-retirement benefit plans (pension plans) sponsored by us, including the failure to perform a detailed review of the actuarial assumptions, reconciliation between actuarial valuation reports and accounting records, as well as cash flows from contribution payments;

•	Itaipu’s accounting for property, plant and equipment, specifically, to ensure the completeness, accuracy and validation of its fixed asset acquisitions;

•	the completeness, accuracy, validity and valuation of the purchase of and payments for goods and services by Eletrobras Furnas due to changes related to the implementation of new software;

•

the completeness and accuracy of changes in transmission services revenue associated with the adjustment factor related to the availability of the transmission lines not included in the fixed transmission revenue fee (Receita Annual Permitida); and

•

the appropriate review and monitoring related to the preparation of our IFRS financial statements and disclosures, including lack of internal accounting staff with adequate knowledge of IFRS to supervise and review the accounting process.

In response to these findings by our management, we have begun to implement steps to remedy each of these material weaknesses. In the event we are unable to remedy these material weaknesses, the reliability of our financial reporting and the preparation of our financial statements may be materially adversely affected, which may materially adversely affect our company and our reputation.

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

The Brazilian currency has experienced high degrees of volatility in the past. The Brazilian Government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms, including sudden devaluation, small periodic devaluation during which the occurrence of the changes varied from daily to monthly, floating exchange market systems, exchange controls and parallel exchange market. From time to time, there was a significant degree of fluctuation between the U.S. dollar and the Brazilian real and other currencies. On December 31, 2010, the exchange rate between the real and the dollar was R$1.6662 to U.S.$1.00.

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

On December 31, 2010, approximately 43.0% of our consolidated indebtedness, which equals R$13,891 million as of such date, was denominated in foreign currencies, of which R$13,474 million (or approximately 97.0%) was denominated in U.S. dollars, and approximately R$8.3 billion of such foreign indebtedness, or 60.0% of such foreign indebtedness related to Itaipu indebtedness.

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

In 2004, the Brazilian Government enacted the Electricity Regulatory Law, a far reaching piece of legislation that provides the framework for regulation of the electricity sector in Brazil. Among other changes, the new legislation (i) modifies the rules regarding the purchase and sale of electric power between generation companies and distribution companies; (ii) established new rules for the auction of generation companies; (iii) created the Electric Power Commercialization Chamber (“CCEE”) and new divisional bodies; and (iv) modified the responsibilities of the Energy and Mining Ministry and ANEEL. We have aligned our business within this framework. However, the constitutionality of the Electricity Regulatory Law is being challenged in the Brazilian Supreme Court. The Supreme Court has not yet issued a final ruling in this case although it recently agreed to deny a request to suspend the effectiveness of the Electricity Regulatory Law while the challenge is pending. If the Supreme Court were to hold that the Electricity Regulatory Law is unconstitutional, this would result in significant uncertainty in Brazil as to the appropriate regulatory framework for the electricity sector, which could materially adversely affect the operation of our business. Moreover, we have no way of predicting the terms of any alternative framework for the regulation of electricity in Brazil. We would likely face costs in re aligning our business to meet the requirements of any such framework, which would materially adversely affect our financial condition and results of operations.

We could be penalized by ANEEL for failing to comply with the terms of our concession agreements and we may not recover the full value of our investment in the event that any of our concession agreements are terminated.

We carry out our generation, transmission and distribution activities in accordance with concession agreements we execute with the Brazilian Government through ANEEL. The length of such concessions varies from 20 to 35 years. ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements. Depending on the extent of the non compliance, these penalties could include substantial fines (in some cases up to two per cent of our gross revenues in the fiscal year immediately preceding the assessment), restrictions on our operations, intervention or termination of the concession. For example, on May 22, 2010, our subsidiary Eletrobras Furnas received a R$53,700 fine from ANEEL, as a result of ANEEL determining that there were two malfunctions in the protection system of the Itaberá and Ivaiporã substations that led to power outages and disruption in generation on November 10, 2009. ANEEL may also terminate our concessions prior to their due date in the event that we fail to comply with their provisions, are declared bankrupt or are dissolved, or in the event that ANEEL determines that such termination would serve the public interest (see “Item 4.B, Business Overview—Generation—Concessions”).

As of December 31, 2010, we believe we were in compliance with all material terms of our concession agreements. However, we cannot assure you that we will not be penalized by ANEEL for a future breach of our concession agreements or that our concessions will not be terminated in the future. In the event that ANEEL were to terminate any of our concessions before their expiration date, the compensation we recover for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment and, accordingly, could have a material adverse affect on our financial condition and results of operations.

Our generation, transmission and distribution activities are regulated and supervised by the Brazilian Government. Our business could be adversely affected by any regulatory changes or by termination of the concessions prior to their expiration dates, and any indemnity payments for the early terminations may be less than the full amount of our investments.

According to Brazilian law, ANEEL has the authority to regulate and supervise the generation, transmission and distribution activities of electrical energy concessionaries, such as us and our subsidiaries, including in relation to investments, additional expenses, tariffs and the passing of costs to customers, among other matters. Regulatory changes in the electrical energy sector are hard to predict and may have a material adverse impact on our financial condition and results of operations.

Concessions may be terminated early through expropriation and/or forfeiture. Granting authorities may expropriate concessions in the interest of the public as expressly provided for by law, in which case granting authorities carry out the service during the concession period. A granting authority may declare the forfeiture of concessions after ANEEL or MME conduct an administrative procedure and declare that the concessionaire (a) did not provide proper service for more than 30 consecutive days and did not present any acceptable alternative to ANEEL or to ONS, or failed to comply with the applicable law or regulation; (b) lost the technical, financial or economic conditions necessary to provide the service properly; and/or (c) did not comply with the fines charged by the granting authority.

Penalties are set forth in ANEEL Resolution No. 63, of May 12, 2004, and include warnings, substantial fines (in certain cases up to 2.0% of the revenue for the fiscal year immediately preceding the evaluation), restrictions on the concessionaire’s operations, intervention or termination of the concession.

We may contest any expropriation or forfeiture and will be entitled to receive compensation for our investments in expropriated assets that have not been fully amortized or depreciated. However, the indemnity payments may not be sufficient to fully recover our investments, which could materially adversely affect our financial condition and results of operations.

We are subject to strict safety, health and environmental laws and regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

Our operations are subject to comprehensive federal, state and local safety, health and environmental legislation as well as supervision by agencies of the Brazilian Government that are responsible for the implementation of such laws. Among other things, these laws require us to obtain environmental licenses for the construction of new facilities or the installation and operation of new equipment required for our business. The rules are complex and may change over time, making our ability to comply with the applicable requirements more difficult or even impossible, thereby precluding our continuing or future generation, transmission and distribution operations. For example, the Ministry of Environment required us to fulfill 33 steps related to health and safety and the environment in order to receive a permit for operation of our Madeira river project. We see increasing health and safety requirements as a trend in our industry. Moreover, private individuals, non-governmental organizations and the public have certain rights to commence legal proceedings to obtain injunctions to suspend or cancel the licensing process. In addition, Brazilian Government agencies could take enforcement action against us for any failure to comply with applicable laws. Such enforcement action could include, among other things, the imposition of fines, revocation of licenses and suspension of operations. Such failures may also result in criminal liability, irrespective of our strict liability to perform environmental remediation and to indemnify third parties for environmental damage. We cannot accurately predict the effect that compliance with enhanced environmental, health or safety regulations may have on our business. If we do not secure the appropriate permits, our growth strategy will be significantly adversely affected, which may materially adversely affect our results of operations and our financial condition.

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

The construction, expansion and operation of facilities and equipment for the generation, transmission and distribution of electricity involve many risks, including:

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

We do not have insurance coverage for some of these risks, particularly for those related to weather conditions. If we experience any of these or other unforeseen risks, we may not be able to generate, transmit and distribute electricity in amounts consistent with our projections, which may have a material adverse effect on our financial condition and results of operations.

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

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2010, we controlled approximately 37.0% of the installed power generating capacity within Brazil. Through our subsidiaries, we are also responsible for approximately 55.5% of the installed transmission capacity above 230 kV in Brazil. Our revenues derive mainly from:

•	the generation of electricity and its sale to electricity distribution companies and free consumers;

•	the transmission of electricity on behalf of other electricity concessionaires; and

•	the distribution of electricity to end consumers.

For the year ended December 31, 2010, we derived 67.0%, 22.0% and 10.9% of our net revenue from our electricity generation, transmission and distribution businesses, respectively. For the year ended December 31, 2010, our net revenues were R$26,749 million, compared to R$23,141 million for the year ended December 31, 2009.

A. History and Development

General

We were established on June 11, 1962 as a mixed capital company with limited liability and unlimited duration. We are subject to Brazilian Corporate Law. Our executive offices are located at Avenida Presidente Vargas, 409, 13th Floor, Edifício Herm. Stolz, CEP 20071 003 Rio de Janeiro, RJ, Brazil. Our telephone number is +55 21 2514 6331. Our legal name is Centrais Elétricas Brasileiras S.A. – Eletrobras and our commercial name is Eletrobras.

Capital Expenditures

In the last five years, we have invested an average of R$4.1 billion per year in capital projects. Approximately 47.9% was invested in our generation segment, 34.1% in our transmission segment and the balance in our distribution segment and other investments.

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

According to the EPE 10 Year Plan, it is estimated that Brazil will have 142,202 km of transmission lines and 171,138 MW of installed generation capacity by 2020. These investments will represent approximately R$220 billion. As the current largest player in the market, we expect to participate in the majority of these new investments. In accordance with the EPE 10 Year Plan, we believe that over the next ten years we will invest an average of approximately R$22 billion per year. For these investments, we expect to use the funding derived from our net cash flow as well as from accessing national and international capital markets and through bank financing.

Our capital expenditures in 2009 and 2010 were $5,262.0 million and R$6,256.0 million, respectively.

B. Business Overview

Strategy

Our main strategic objectives are to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector. In order to achieve these objectives, our main strategies are as follows:

•

Expand and improve efficiency in our generation, transmission and distribution businesses. Our business has historically been focused on both our core operations in the Brazilian generation, transmission and distribution markets and on our former role as lender to third parties, including historically to our subsidiaries. Since the advent of privatization in our industry, the opportunities to consolidate our role as lender have diminished because many of our former subsidiaries were privatized and we are no longer permitted to act as lender to those companies or any other third party. Accordingly, we have adopted a strategy of focusing on our core operations of generation, transmission and distribution. This strategy involves a particular focus on maximizing opportunities arising from the auction process, set out in the Electricity Regulatory Law, for the sale of electricity to distribution companies. By focusing on generation, transmission and distribution, we believe that we will be able to maximize profits by improving efficiency in our existing infrastructure and capitalizing on opportunities arising from new infrastructure such as new power units and transmission lines. Our Programa de Ações Estratégicas do Sistema Eletrobras (Strategic Action Program or PAE) for 2009-2012 includes the strategic target of increasing generation capacity by 6,459 MW and increasing transmission lines to the Interconnected Power System by 10,386 km by 2012. In addition, we plan to invest R$7 billion in our transmission segment from 2011 until 2013.

•

Renewed strategy for distribution business. With respect to our distribution business, as part of the PAE, we adopted a renewed strategy in 2008 for the management of our distribution companies and are seeking to continue to improve their operational efficiency. In 2008, we reorganized the governance and management of our distribution companies (except Eletrobras Amazonas Energia) so that each company would have the same members in their respective Boards of Directors and the same CEO. Initially, the new administration focused on improving each company’s quality of service and increasing its total income. We standardized our processes and policies in order to make our distribution business more efficient and to centralize the purchase of material and services and negotiations with debtors. Although we have already made substantial progress in terms of efficiency, we intend to continue to improve our policies to further reduce any commercial and technical losses with a view to improving the financial position of these subsidiaries. We believe that we will be able to achieve our operational efficiency goals by 2013 or 2014. For further information about our distribution companies, please see “Business—Distribution—Distribution Companies.”

•

We seek to maintain high corporate governance standards and to promote sustainability in order to enhance the value of our brand. Our common shares are listed on the BM&FBOVESPA’s Level 1 segment and on the NYSE. As a result of these listings, we are required to comply with numerous regulations, and we believe that by complying with these regulations we will maintain high corporate governance standards. Our current corporate governance standards are included in the PAE, the audit and administration manuals, the internal regulations of the Board of Directors and Audit Committee and our by-laws. We believe that improving our corporate governance standards will help us to achieve growth, profitability and increased market share as a result of the positive effect these standards have for our brand, both domestically and internationally. As part of this strategy, we have already begun the process of establishing the controls and procedures required by the Sarbanes Oxley Act of 2002. In addition, we are a signatory to the United Nations Global Compact, the world’s largest corporate responsibility initiative, and are a member of the BM&FBOVESPA’s ISE Corporate Sustainability Index. We are currently amending our by-laws so that we will be compliant with the BM&FBOVESPA’s Level 2 segment, which has stricter corporate governance standards. We are also aiming to obtain membership in the Dow Jones Sustainability Index. We believe that both membership in these initiatives and registration with organizations that are known to have governance standards that are among the most stringent in the world will enable us to significantly raise our global profile. In order to manage and promote all of these initiatives we have developed a ten-year Strategic Corporate Plan (Plano Corporativo Estratégico). We strive to continue to be a competitive company that emphasizes social and environmental responsibility and sustainability together with the development and quality of life for our employees. Our goal is to be the largest global enterprise providing clean energy by 2020, while maintaining our competitive rates of return. In order to maintain our present market share, we are continually focused on improving the performance of our investments, including by diversifying our portfolio of equity investments, restructuring our subsidiaries and expanding into international markets.

•

Selectively identify growth opportunities in certain international markets. In accordance with our PAE, we are conducting feasibility studies for investments in neighboring countries, including, Argentina, Colombia, Peru and Uruguay. Our strategic goal is to generate new energy that can be added to the Interconnected Power System and to integrate certain electrical power systems in the Americas. In order to achieve sustained growth, we believe that certain international electricity markets offer opportunities and we plan to selectively identify opportunities in these markets in the future. We may also identify and pursue growth opportunities outside of South America, including renewable energy projects.

Generation

Our principal activity is the generation of electricity. Net revenues (including financial revenues at the holding company level) from generation represented 67.0% and 69.2% of our total net revenues in the years ended December 31, 2010 and 2009, respectively. Including Itaipu, our power plants generated 44.7%, 51.6% and 49.4% of the total electricity generated in Brazil in 2010, 2009 and 2008, respectively.

Pursuant to Law No. 5,899, of July 5, 1973, and Decree 4,550, of December 27, 2002, Eletrobras must sell all energy produced by Itaipu to distribution companies in the Southern, Southeastern and Midwestern regions in Brazil (see “Item 5, Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Performance—Itaipu”).

We had an installed capacity of 42,080 MW as of December 31, 2010 (including the 350 MW capacity of Candiota III, which is in operation since January 3, 2011), 39,453 MW as of December 31, 2009 and 39,402 MW as of December 31, 2008. The increase in capacity over these periods reflects continuous growth. Additionally, we have approximately 10,000 MW in planned projects throughout Brazil until 2015, which are currently under construction, and we have begun feasibility studies for an additional approximately 20,000 MW.

Concessions

As of December 31, 2010, we operated under the following concessions/authorizations granted by ANEEL for our generation businesses:

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin
Eletrobras CGTEE
São Jerônimo	Rio Grande do Sul	Thermal	20.00	July 7, 2015	April 1953
Presidente Médici	Rio Grande do Sul	Thermal	446.00	July 7, 2015	January 1974
Nutepa	Rio Grande do Sul	Thermal	24.00	July 7, 2015	February 1968
Candiota III	Rio Grande do Sul	Thermal	350.0	January 2041	January 2011
Eletrobras Chesf
Funil(1)	Bahia	Hydroelectric	30.00	July 7, 2015	March 1962
Pedra(1)	Bahia	Hydroelectric	20.01	July 7, 2015	April 1978
Araras	Ceará	Hydroelectric	4.00	July 7, 2015	February 1967
Curemas	Bahia	Hydroelectric	3.52	November 25, 2024	January 1957
Paulo Afonso Complex and Moxotó (Apolônio Sales)	Bahia	Hydroelectric	4,280.00	October 2, 2015	January 1955
Sobradinho	Bahia	Hydroelectric	1,050.30	February 9, 2022	April 1979
Luiz Gonzaga	Pernambuco	Hydroelectric	1,479.60	October 3, 2015	February 1988
Boa Esperança	Piauí/Maranhão	Hydroelectric	237.30	October 10, 2015	January 1970
Xingó	Sergipe/Alagoas	Hydroelectric	3,162.00	October 2, 2015	April 1994
Piloto	Bahia	Hydroelectric	2.0	July 7, 2015	February 1949
Camaçari	Bahia	Thermal	346.80	August 10, 2027	February 1979
Eletrobras Eletronorte
Rio Acre	Acre	Thermal	45.49	Indefinite	April 1994
Rio Branco II	Acre	Thermal	31.80	Indefinite	February 1988
Rio Branco I	Acre	Thermal	18.65	Indefinite	February 1988
Electron (TG)	Amazonas	Thermal	120.00	Indefinite	June 2005
Santana	Amapá	Thermal	60.00	Indefinite	January 1993
Rio Madeira	Rondônia	Thermal	119.35	Indefinite	April 1968
Coaracy Nunes	Amapá	Hydroelectric	76.95	July 8, 2015	January 1975
Tucurui	Pará	Hydroelectric	8,370.00	July 11, 2024	November 1984
Samuel	Rondônia	Hydroelectric	216.75	September 14, 2029	January 1989
Curuá-Una(2)	Pará	Hydroelectric	30.30	July 27, 2028	July 1977
Senador Arnon Afonso Farias	Roraima	Thermal	85.99	Indefinite	—
Serra do Navio(6)	Amapá	Thermal	23.30	May 20, 2037	November 2008
Eletrobras Eletronuclear(3)
Angra I	Rio de Janeiro	Nuclear	640.00	Indefinite	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	Indefinite	September 2000

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin
Eletrobras Furnas
Corumbá I	Goiás	Hydroelectric	375.00	November 29, 2014	April 1997
Serra da Mesa(4)	Goiás	Hydroelectric	1,275.00	May 7, 2011	April 1998
Eletrobras Furnas	Minas Gerais	Hydroelectric	1,216.00	July 7, 2015	March 1963
Itumbiara	Minas Gerais/Goiás	Hydroelectric	2,082.00	February 26, 2020	February 1980
Marimbondo	São Paulo/Minas Gerais	Hydroelectric	1,440.00	March 7, 2017	April 1975
Peixoto (Mascarenhas de Moraes)	Minas Gerais	Hydroelectric	476.00	October 31, 2023	April 1956
Porto Colômbia	Minas Gerais	Hydroelectric	320.00	March 16, 2017	March 1973
Manso	Mato Grosso	Hydroelectric	212.00	February 9, 2035	October 2000
Funil(1)	Minas Gerais	Hydroelectric	216.00	July 7, 2015	April 1969
Estreito	São Paulo	Hydroelectric	1,050.00	July 7, 2015	January 1969
Campos(5)	Rio de Janeiro	Thermal	30.00	Extension	April 1968
Santa Cruz	Rio de Janeiro	Thermal	932.00	July 7, 2015	March 1967
Peixe Angical(6)	Tocantins	Hydroelectric	452.00	November 6, 2036	June 2006
Baguari(6)	Minas Gerais	Hydroelectric	140.0	August 2041	November 2009
Retiro Baixo(6)	Minas Gerais	Hydroelectric	82.0	August 2041	March 2010
Foz do Chapecó(6)	Rio Grande do Sul	Hydroelectric	855.0	November 2036	August 2010
Serra do Facão(6)	Goiás	Hydroelectric	212.5	November 2036	October 2010
Itaipu(7)
Itaipu Binacional	Paraná	Hydroelectric	14,000.00	Not applicable	—
Eletrobras Amazonas Energia
Aparecida	Amazonas	Thermal	251.50	Indefinite	February 1984
Mauá	Amazonas	Thermal	711.40	Indefinite	April 1973
Balbina	Amazonas	Hydroelectric	277.50	March 1, 2027	January 1989
UT CO Cidade Nova	Amazonas	Thermal	20.0	Indefinite	August 2008
UT AS São Jorge	Amazonas	Thermal	50.0	Indefinite	February 2008
UT FO Flores	Amazonas	Thermal	80.0	Indefinite	August 2008
UTE Iranduba	Amazonas	Thermal	50.0	Indefinite	November 2010
UTE Distrito	Amazonas	Thermal	40.0	Indefinite	October 2010
Electron (TG)	Amazonas	Thermal	120.0	Indefinite	June 2005
Others	Amazonas	Thermal	597.1	Indefinite	—
Under Construction Suitable Plants
Simplício	Rio de Janeiro/ Minas Gerais	Hydroelectric	333.70	August 2041	August 2011
Batalha	Minas Gerais/Goiás	Hydroelectric	52.50	August 2041	May 2012
Candiota III	Rio Grande do Sul	Thermal	350.0	January 2024	January 2010
Passo São João	Rio Grande do Sul	Hydroelectric	77.0	August 2041	January 2012
São Domingos	Mato Grosso do Sul	Hydroelectric	48.0	December 2037	February 2012
Barra do Rio Chapéu	Santa Catarina	Small Hydroelectric Central	15.0	December 2035	March 2012
João Borges	Santa Catarina	Small Hydroelectric Central	19.0	December 2035	March 2012
Angra III	Rio de Janeiro	Nuclear	1,405	Indefinite	December 2015
Special Purpose Vehicle
Dardanelos	Mato Grosso	Hydroelectric	261.0	July 2042	Not yet defined
Jirau	Rondônia	Hydroelectric	3,300.0	August 2043	January 2013
Santo Antônio	Rondônia	Hydroelectric	3,150.0	June 2043	December 2011
Mauá(8)	Paraná	Hydroelectric	361.0	July 2042	January 2012
Belo Monte	Pará	Hydroelectric	11,233.00	August 2044	February 2015
São Pedro do Lago	Bahia	Wind	28.80	February 2046	January 2013
Pedra Branca	Bahia	Wind	28.80	February 2046	January 2013
Sete Gameleiras	Bahia	Wind	28.80	February 2046	January 2013
Miassaba 3	Rio Grande do Norte	Wind	50.4	August 2045	March 2012
Teles Pires	Mato Grosso/Pará	Hydroelectric	1,820.0	March 2045	January 2015
Rei dos Ventos 1	Rio Grande do Norte	Wind		December 2045	May 2011
Rei dos Ventos 3	Rio Grande do Norte	Wind	48.6	December 2045	November 2011
Cerro Chato I	Rio Grande do Sul	Wind	30.0	August 2045	November 2011
Cerro Chato II	Rio Grande do Sul	Wind	30.0	August 2045	September 2011
Cerro Chato III	Rio Grande do Sul	Wind	30.0	August 2045	May 2011

(1)	Approval for the renovation of the environmental licences of both Funil and Pedra has been requested but the licences have not yet been granted. However, this does not affect the operations at either plant.
(2)	This plant was transferred from Celpa to Eletrobras Eletronorte in December 2005 as payment for outstanding debts owed by Celpa to Eletrobras Eletronorte relating to sales of energy.
(3)	The nuclear plants are authorized to operate for 40 years from the date on which they commenced operations. A few years prior to this due expiration date, each applicable nuclear energy company may request an extension of its respective permit from CNEN. In order to obtain an extension, CNEN may request the replacement of certain equipment. For example, in the case of Angra I, CNEN requested the replacement of a steam generator following our request to extend the permit by 20 years.
(4)	Pending MME’s approval.
(5)	This plant is not operational.

(6)	Serra do Navio, Peixe Angical, Baguari, Retiro Baixo, Foz do Chapecó and Serra do Facão are special purpose entities in which we hold an ownership interest of 49.0%, 40.0%, 15.0%, 49.0%, 49.5% and 40.0%, respectively. Figures in this table refer to the total capacity of each plant.
(7)	Itaipu does not operate pursuant to a concession but rather the Itaipu Treaty that expires in 2023. We own 50.0% of Itaipu Binacional.
(8)	This plant is owned by the Cruzeiro do Sul Energetic Consortium, in which Eletrobras Eletrosul holds a 49.0% ownership interest.

Source: internal sources.

Types of Plants

Hydroelectric power plants accounted for 91.0% of our total power generated in 2010, compared to 93.1% in 2009 and 92.1% in 2008.

We also generate electricity through our thermal and nuclear plants. Thermal plants accounted for 2.8% of our total power generated in 2010, compared to 1.6% in 2009 and 1.8% in 2008. Nuclear plants accounted for 6.3% of our total power generated in 2010, compared to 5.4% in 2009 and 6.1% in 2008.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours, broken down by type of plant:

	Year Ended December 31,
	2010(2)	2009	2008
	( MWh)
Type of plant:
Hydroelectric(1)	209,030,648	224,511,387	211,485,963
Thermal	6,369,683	3,809,229	4,128,403
Nuclear	14,543,807	12,975,088	14,003,775

Total	229,944,139	241,295,704	229,618,141

(1)	Including Itaipu.
(2)	Does not consider energy generated by SPEs in which we hold equity interests.

Hydroelectric Plants

Hydroelectric plants are our most cost-efficient source of electricity, although efficiency is significantly dependent on meteorological factors, such as the level of rainfall. Based on our experience with both types of plants, we believe construction costs for hydroelectric plants are higher than for thermal plants; however, the average useful life of hydroelectric plants is longer. We use our hydro-powered plants to provide the bulk of our primary and back-up electricity generated during peak periods of high demand. During periods of rapid change in supply and demand, hydroelectric plants also provide greater production flexibility than our other forms of electric generation because we are able to instantly increase (or decrease) output from these sources, in contrast to thermal or nuclear facilities where there is a time lag while output is adjusted.

As of December 31, 2010, we owned and operated 29 hydroelectric plants; in addition, we hold a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity and participations in the Peixe Angical (40.0%), Serra do Facão (49.5%), Retiro Baixo (49.0%), Foz do Chapecó (40.0%) and Baguari (31.0%) plants. The ONS is solely responsible for determining, in any year, how much electricity each of our plants should generate. As of December 31, 2010, the total installed capacity of our hydroelectric plants was 35,591 MW (including 50.0% of Itaipu and our participations in the SPEs referred to above). The following tables set out information with respect to hydroelectric plants owned by us as of December 31, 2010 and for the year then ended:

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Hydroelectric plants:
Curuá-Una(3)	30	24	1977
Peixoto (Mascarenhas de Morais)	476	295	1973
Curemas	3,520	1,9	1957
Paulo Afonso complex and Moxotó	4,279.6	2,225	1957
Funil (Eletrobras Chesf)	30	14,73	1962
Eletrobras Furnas	1,216	598	1963

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Araras	4	—	1967
Funil (Eletrobras Furnas)	216	121	1969
Estreito	1,050	495	1969
Boa Esperança	237,3	143	1970
Porto Colômbia	320	185	1973
Coaracy Nunes(3)	76,95	—	1975
Marimbondo	1,440	726	1975
Pedra	20	6,84	1978
Sobradinho	1,050	531	1979
Luiz Gonzaga	1,479	959	1979
Itumbiara	2,082	1,015	1980
Tucurui complex	8,370	4,238	1984
Samuel(3)	216,75	73,54	1989
Balbina(3)	277,5	—	1989
Xingó	3,162	2,139	1994
Corumbá I	375	209	1997
Serra da Mesa(4)	1,275	671	1998
Manso(4)	212	92	2000
Peixe Angical(5)	452	271	2006
Piloto	2,0	—	1949
Baguari(7)	140	80	2009
Retiro Baixo (8)	82	38,5	2010
Serra do Facão (9)	212,6	182,4	2010
Foz do Chapecó (10)	855	432,0	2010
Itaipu(6)	14,000	8,577	1985

(1)	The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.
(2)	Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.
(3)	The Balbina, Curuá-Una, Samuel and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(4)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(5)	We own 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.
(6)	We own 50.0% of the Itaipú plant. Figures in this table refer to the entire capacity/utilization of the plant.
(7)	We own 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.
(8)	We own 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.
(9)	We own 49.5% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.
(10)	We own 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	( MWh)		(%)
Hydroelectric plants:
Funil (Eletrobras Chesf)	129,034.8	59,159	45.85
Pedra	59,918.4	14,597	24.36
Araras	0	0	0
Curemas	16,644	9,615	57.77
Paulo Afonso complex and Moxotó	19,491,000	15,254,603	78.26
Sobradinho	4,651,560	3,731,236	80.21
Luiz Gonzaga	8,400,840	6,945,757	82.68
Boa Esperança	1,252,680	1,269,022	101.3
Xingó	18,737,640	16,872,824	90.05
Coaracy Nunes(2)	—	589,195	0
Tucurui complex	37,131,099,6	38,070,713	102.53
Samuel	819,410,4	733,170	89.48
Corumbá I	1,830,840	1,581,024	86.36
Curuá-Una(2)	217,686	252,350	115.92
Serra da Mesa(3)	2,848,459	3,083,610	108.26

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	( MWh)		(%)
Eletrobras Furnas	5,238,480	6,212,664	118.60
Itumbiara	8,891,400	8,362,897	94.06
Marimbondo	6,359,760	7,579,033	119.17
Peixoto (Mascarenhas de Morais)	2,584,200	3,112,813	120.46
Porto Colômbia	1,620,600	2,075,035	128.04
Manso(3)	564,144	475,942	84.37
Funil (Eletrobras Furnas)	1,059,960	1,264,924	119.34
Estreito	4,336,200	4,601,170	106.11
Balbina(2)	—	909,290	—

Total	126,241,556	123,060,643	97.5	(5)

(1)	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.
(2)	The Balbina, Curuá-Una, and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(3)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to our participation only.
(4)	We own 40.0% of the Peixe Angical plant. Figures in this table refer to our participation only.
(5)	This percentage is based on the average operational utilization.

See “—Concessions” for information on the hydroelectric power plants operated by Eletrobras Chesf, Eletrobras Eletronorte and Eletrobras Furnas.

Hydroelectric utilities in Brazil are required to pay royalty fees to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$1,071 million in 2010, compared to R$1,244 million in 2009 and R$1,243 million in 2008. These fees are recorded as operating costs in our financial statements.

Our subsidiaries have acquired concessions for the construction of 10 new hydroelectric power plants, information regarding these new plants is set out in the table below:

	Installed Capacity	Construction began	Service begins(1)
	(MW)
New plants:
Barra do Rio Chapéu	15.0	October 2008	March 2012
Passo São João	77.1	November 2007	January 2012
Mauá	361.0	July 2008	January 2012
Dardanelos(2)	261.0	July 2007	2011
Batalha	52.5	June 2008	May 2012
Simplício	337.7	March 2007	August 2011
São Domingos	48.0	August 2009	January 2012
Santo Antônio	3,150.0	September 2008	December 2012
Jirau	3,300.0	February 2009	January 2013
Belo Monte	11,233	March 2011	February 2015
João Borges	19.0	June 2010	March 2012

(1)	Estimated dates based on current timetable.
(2)	This plant is complete, however, its operation is pending the completion of a transmission line leading to it.

HPU Simplício and Paulistas (Batalha) will be operated only by Eletrobras Furnas. Dardanelos will be operated by our subsidiaries Eletrobras Chesf and Eletrobras Eletronorte in association with partners (see “—Lending and Financing Activities—Equity Participation”).

The other new plants will be operated solely by our subsidiary Eletrobras Eletrosul other than the Mauá plant, which will be jointly operated by our subsidiary Eletrobras Eletrosul and by Companhia Paranaense de Energia S.A. – Copel, a third party. We intend to finance these plants from cash flow from operations, and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies.

On August 19, 2011, IBAMA granted Companhia Hidrelétrica Teles Pires an installation license for the construction of UHE Teles Pires on the Teles Pires river. The plant’s dam will be located between the States of Mato Grosso and Pará. Companhia Hidrelétrica Teles Pires is a SPE whose main shareholders are Neoenergia (50.1%), holding company of Grupo Neoenergia, Eletrobras Eletrosul (24.5%), Eletrobras Furnas (24.5%) and Odebrecht Participações e Investimentos (0.9%). These companies form the Teles Pires Energia Eficiente consortium.

Thermal Plants

As of December 31, 2010, we owned and operated 119 thermal plants. In addition, we hold a 49.0% interest in the Serra do Navio plant. Thermal plants include coal and oil power generation units. The total installed capacity of our thermal plants was 4,150 MW as of December 31, 2010, compared to 3,069 MW as of December 31, 2009 and 3,061 MW as of December 31, 2008.

The following table sets out information regarding our thermal plants as of December 31, 2010 and for the year ended:

	Installed Capacity	Generated Energy(2)	Assured Energy(1)
	(MW)	(MWh)	(MWh)
Thermal plants:
P. Médici (Candiota)	446.00	842,800	2,203,140
S. Jerônimo (Candiota)	20.00	45,399	110,376
Nutepa (Candiota)	24.00	0.0	53,436
Santa Cruz	932.00	3,299	6,421,080
Campos	30.00	0.0	183,960
Camaçari	346.80	5,484	2,013,048
Electron	60	238,585	—
Rio Madeira	119.35	0	—
Santana	60.00	664,206	—
RioBranco I	18.65	0	—
RioBranco II	31.80	0	—
Rio Acre	45.49	13,529	—
Mauá	711.4	2,025,097	—
Senador Arnon Farias de Mello	85.99	0.0	—
Aparecida	251.5	656,215	—
Cidade Nova	20.0	81,504	—
São Jorge	50.0	196,252	—
Flores	80.0	485,767	—
Distrito	40.0	54,093	—
Iranduba	50.0	8,159	—
Others in the Isolated System	597.1	1,049,294	—

Total	4,138.1	6,369,683	10,985,040

(1)	Assured Energy is only determined in respect of plants from the Interconnected Power System, but not the Isolated system. Most of our thermal plants are part of the Isolated system.
(2)	Generated Energy does not include energy generated through our participations in SPEs.

In December 2005, our subsidiary Eletrobras CGTEE was granted authorization to begin construction on an extension of the Candiota thermal plant. This extension has increased the installed capacity of the Candiota thermal plant by 350 MW and will require an investment of approximately R$939 million. Construction on this extension began in July 2006 and commercial operation commenced in January 2011.

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

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$744 million for 2010, compared to R$756 million for 2009, which are reimbursed to us from the CCC Account in accordance with Law No. 12,111.

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

Each of Eletrobras Furnas, Eletrobras Chesf, CGTEE and Eletrobras Eletronorte receives CCC Account reimbursement for its thermal plant fuel costs, thereby reducing the operating costs of each of their plants. We administer the CCC Account. Reimbursements from the CCC Account for the fuel costs of thermal plants connected to the Basic Network are being phased out in conjunction with the development of a competitive wholesale market. In the event of a complete phase out of the CCC Account, we will have to bear the entire operating costs of our thermal plants.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year Ended December 31,
	2010	2009	2008
	(R$ thousands)
Type of fuel
Coal	68,435	68,445	58,335
Light oil	2,346,923	2,658,571	3,082,049
Heavy oil	38,329	21,434	57,898
Gas	2,160	3,483	68
Uranium	270,842	241,471	239,142

Total	2,726,689	2,993,405	3,437,492

	Year Ended December 31,
	2010	2009	2008
Type of fuel
Coal (tons)	1,142,228	1,227,931	1,221,677
Light oil (litres)	611,848,980	606,616,506	778,940,810
Heavy oil (tons)	28,865,267	24,512	35,785
Gas (m3)	2,155	4,134,612	82,943
Uranium (quantity of elements)	100	96	56

Nuclear Plants

Nuclear power plants represent a relatively costly source of electricity for us. The Brazilian Government, however, has a special interest in the continuing existence of nuclear power plants in Brazil and is required by law to maintain ownership and control over these plants. Accordingly, we expect to continue to own 99.8% of Eletrobras Eletronuclear.

Through Eletrobras Eletronuclear, we operate two nuclear power plants, Angra I, with an installed capacity of 640 MW, representing approximately 1.52% of our total installed capacity and Angra II, with 1,350 MW, representing approximately 3.21% of our total installed capacity (not considering Itaipu). In addition, Eletrobras Eletronuclear started the construction of a new nuclear plant, called Angra III, during the second half of 2009. The construction is estimated to take between 3 and 5.5 years. On March 5, 2009, IBAMA issued an installation license to Eletrobras Eletronuclear with a validity of 6 years and on March 9, 2009, CNEN issued a partial construction license to Eletrobras Eletronuclear. Once constructed, we estimate that Angra III will have an installed capacity of 1,405 MW and that the cost of its construction will be approximately R$9.9 billion.

The following table sets out information regarding our nuclear plants as of December 31, 2010 and for the year then ended:

	Installed Capacity	Generated Energy	Assured Energy(1)	Began Service(2)
	(MW)	(MWh)	(MWh)
Nuclear plant:
Angra I	640	4,263,041	3,215,000	January 1, 1985
Angra II	1,350	10,280,767	9,706,000	September 1, 2000

Total	1,990	14,543,807	12,921,000

(1)	For our nuclear plants, assured energy is not limited by ONS or any other regulatory body.
(2)	Commercial operation in: Angra I – January, 1985 and Angra II – September, 2000.

The installed capacity of Angra I is 640 MW. We estimate that Angra I will be operating at 85.0% capacity in 2010 in line with industry standards. Accordingly, the assured energy of Angra I will be 4,765 GWh/yr.

With respect to Angra II, its installed capacity is 1,350 MW (nominal power). We also estimate that Angra II will be operating at 85.0% capacity in 2010 in line with industry standards. Accordingly, the assured energy of Angra II will be 10,052 GWh/yr.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras – INB, a Brazilian Government-owned company responsible for processing uranium used in nuclear plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract; Eletrobras Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletrobras Eletronuclear (and the previous owner of Angra I – Eletrobras Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. High-level nuclear waste (spent nuclear fuel) is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II commenced at the same time as the operations began at these two units in 1985 and 2000, respectively. The amount of this provision is supported by a technical report of a work group by Eletrobras Eletronuclear created in 2001. In relation to Angra I, the estimated decommissioning cost is U.S.$307 million and in relation to Angra II, the estimated decommissioning cost is U.S.$426 million. The economic useful life of the plants was estimated to be 40 years. Eletrobras Eletronuclear makes monthly pro rata provisions for the estimated decommissioning costs of Angra I and Angra II.

The electricity generated by Eletrobras Eletronuclear is sold to our subsidiary Eletrobras Furnas at a regulated price determined by the MME. This regulated price reflects Eletrobras Eletronuclear’s production costs. However, in on-selling this electricity to distribution companies, Eletrobras Furnas is required to participate in the public auction process, in which other generation companies in a pool provide bids that reflect the maximum cost of electricity each is willing to supply and the distribution companies pay a price equal to an average of all these bids. As a result of this auction process, the price that Eletrobras Furnas sells in the auction is higher than that it paid to Eletrobras Eletronuclear for the corresponding electricity. Historically, however, the reverse has been true and we recorded consolidated losses in respect of electricity generated by Eletrobras Eletronuclear. We analyzed different measures to reduce these losses if this situation re-occurs, including replacing Eletrobras Furnas in the supply chain described above with Eletrobras itself, which is not required to sell electricity only pursuant to the auction process. Eletrobras Eletronuclear is awaiting the implementation of Law No. 12,111 of December 9, 2009, which will set out the new criteria for the sale of electricity from Angra I and Angra II.

Sales of Electricity Generated

We sold approximately R$14,573 million of electricity generated (net of electricity purchased for resale and VAT and other taxes) in 2010, compared to R$13,410 million in 2009. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. We own certain distribution companies that operate in the northern and northeastern regions of Brazil and we sell a relatively small portion of the electricity we generate to these distribution companies, which does not give rise to revenues in our generation segment as discussed in “—Distribution.”

We sell the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions we served in the periods presented:

	Year Ended December 31,
	2010		2009
	(R$ thousands)	( MWh)	(R$ thousands)	( MWh)
Type of sale:
Through auctions and initial contracts (energy charge)	7,028,630	117,050,494	7,764,867	103,134,869
Through free market agreements or bilateral contracts (energy charge)	4,356,180	65,792,556	3,540,545	62,965,388
Itaipu	8,203,198	85,302,628	6,710,772	91,239,063

Total	19,588,008	254,784,279	18,016,184	257,339,320

The table below shows a summary of the amount of electricity that we have sold through auction sales:

	Year Ended December 31,
	2010	2009	2008
Capacity Average (MW):
1st Auction	11,003	11,003	11,003
2nd Auction	644	644	644
3rd Auction	—	—	—
4th Auction	396	396	—
5th Auction	180	180	180

Total	12,223	12,223	11,827
Energy ( MWh) per year	107,073,480	107,073,480	103,604,520
Average tariff (R$/ MWh)	64.77	64.77	63.73
Estimated revenues (R$ thousands)	6,935,149	6,935,149	6,602,716

With respect to supply contracts, the amount that we receive from each sale is determined on the basis of a “capacity charge,” an “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). Our purchases of Itaipu electricity, and our sales of Itaipu electricity to distributors, are paid for on the basis of a capacity charge (including a charge for transmission paid to Eletrobras Furnas). Our sales of electricity (through our subsidiaries Eletrobras Chesf and Eletrobras Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, as discussed in “The Brazilian Power Industry—Regulation under the Electricity Regulatory Law,” invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Transmission

Transmission of Electricity

Revenues in our transmission segment are fixed by ANEEL, which sets a fixed transmission revenue fee each year. Net revenues (including financial revenues at the holding company level) from transmission represented 22.0% of our total net revenues in 2010, compared to 19.9% in 2009. The electricity that we generate is transported through Brazil’s tension transmission network, with 53,790 km of transmission lines belonging to us above 230 kV as of December 31, 2010, compared to 53,148 km in 2009 and 51,046 km as of December 31, 2008. Including our partnerships with private companies in SPCs/Consortia we have approximately 59,177 Km above 138 KV in operation as of December 31, 2010. For further information, see “—Lending Activities—Equity Participation.” In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 750 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. There is one Interconnected Power System in Brazil that links the northern and northeastern regions to the south and southeast regions. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout the Interconnected Power System.

Transmission Concessions

As of December 31, 2010, our transmission operations were carried out pursuant to the following concessions granted by ANEEL (excluding transmission operations carried out through any SPEs):

	Total length	Voltage Levels	Average years remaining of concession
	(km)	(kV)
Eletrobras Furnas	19,397.50	69 – 750	5.15
Eletrobras Chesf	18,723.42	69 – 500	5.01
Eletrobras Eletrosul	10,005.90	69 – 500	5.76
Eletrobras Eletronorte	9,888.02	69 – 500	4.53
Eletrobras Amazonas Energia	588.17	69 – 230	Not applicable

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected Power System. A national transmission grid provides generators with access to customers in all regions. Eletrobras Furnas and Eletrobras Eletronorte built the first north-south transmission system linking the northern and southern regions of Brazil, which consists of approximately 1,250 km of 500 kV transmission lines and which began operation in 1998. A second north-south transmission system, the construction of which was funded by the private sector, began operation in 2004. The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage as of December 31, 2010:

	750 kV	600 kV(DC)(1)	525/500 kV	345 kV	230 kV	138 kV	132/25 kV	Total
Company:
Eletrobras Chesf	—	—	5,121.5	—	12,792.5	383.9	425.5	18,723.4
Eletrobras Eletronorte(2)	—	—	3,243.3	—	5,482.8	959.1	202.8	9,888.0
Eletrobras Eletrosul	—	—	2,945.5	—	5,150.5	1,841.2	68.7	10,005.9
Eletrobras Furnas	2,698.0	1,612.0	4,549.0	6,220.5	1,949.0	2,204.0	165	19,397.5
Eletrobras Amazonas Energia	—	—	—	—	364.9	—	223.3	588.2

Total	2,698.0	1,612.0	15,859.3	6,220.5	25,739.7	5,388.2	1,085.3	58,603.0

(1)	DC means direct current.
(2)	The total figure does not include the 13.8kV transmission lines.
(3)	This table does not include transmission lines owned by SPEs in which we participate. Had such transmission lines been included, the total would be 59,890 Km.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 kV in Brazil that we were responsible for as of December 31, 2010, considering our participations in SPEs:

	750 kV	600 kV (DC)(1)	525/500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	100.00	100.00	49.80	—	63.27	60.62	55.47
Others	0.00	0.00	50.20	100.00	36.73	39.38	44.53

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)	DC means direct current.

Except in relation to a small portion of transmission lines of Eletrobras Eletronorte located in the isolated system, the transmission lines in the Interconnected Power System are totally integrated.

As of December 31, 2010, we owned approximately 55.5% of all transmission lines in Brazil (230 kV and above) and, as a result, received fees from companies that transmit electricity on these lines. Net operating revenues from transmission were R$5,879 million in 2010, compared to R$4,607 million in 2009. As a generation company, we must also pay a tariff in respect of our transmission of electricity over those transmissions that we do not own. Taking into account all transmission lines in Brazil (230 kV and above), this means we pay a tariff in respect of 46.0% of all transmission lines in Brazil.

Losses of electricity in the transmission system of Eletrobras were, in 2010, approximately 2.25% of all electricity transmitted in the system, compared to approximately 3.0% in the international transmission systems.

We operate as part of an integrated and coordinated national electricity system for Brazil. The Concessions Law authorizes us to begin to charge fees for the use of our transmission system by other electricity companies.

Through Eletrobras Furnas, we charge a tariff (approximately R$4,003.45 per MW/month as of June 28, 2011) for the transmission of electricity generated by Itaipu and purchased for resale. The transmission charge for the power Itaipu generates is used to compensate Eletrobras Furnas, which owns the applicable transmission line, for making its transmission system available for the exclusive use of plant-connection installations. This system comprises the 765 kV Itaipu / Ivaiporã and the 600 kV DC Itaipu / Ibiúna transmission lines that are not part of the Basic Network.

Expansion of Transmission Activities

Our main transmission companies took part in a planning initiative related to the expansion of the PAE 2009/2012 (Programa de Ações Estratégicas) transmission network through the Regional Transmission Study Group (GET), which is responsible for such transmission expansion initiatives at a regional level. In addition, our transmission companies took part in the regional networks and plant integration studies.

PAE initiatives included, among others, studies on the integration of the Belo Monte hydroelectric plant, focusing on alternative means of transmission to allow for the distribution of electric power from the Belo Monte plant to the northern, northeastern and southeastern regions of Brazil.

Additionally, the government has recently announced a new project to install broadband throughout Brazil using existing transmission lines.

Distribution

Distribution of Electricity

Our distribution activities constitute a relatively small proportion of our overall operations. Net revenues (including financial revenues at holding company level), from distribution represented 10.9% of our total net revenues in 2010, compared to 10.8% in 2009.

Distribution Companies

The following companies in our group undertake distribution activities pursuant to distribution concessions granted by ANEEL:

•

Eletrobras Eletronorte, which distributes power directly to industrial consumers through its wholly owned subsidiary known as Eletrobras Distribuição Roraima. Eletrobras Eletronorte’s distribution concession ends on July 7, 2015;

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

•

Eletrobras Distribuição Roraima (formally known as Boa Vista Energia S.A.), which distributes electricity in the city of Boa Vista, the capital of the State of Roraima, pursuant to a concession that ends on July 7, 2015.

Each of Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia and Eletrobras Distribuição Acre was previously owned by the individual Brazilian state in which each respective company operated. Companhia Energética de Roraima, which is owned by the State of Roraima, transferred the assets and liabilities pertaining to the city of Boa Vista to a newly formed company to be controlled by Eletrobras Eletronorte, Boa Vista. We first made equity investments in these companies in 1996 with the objective of improving their financial condition and preparing them for privatization. Eletrobras Amazonas Energia was created in 2008 as a result of the merger between Ceam and Manaus Energia S.A.; Ceam was also previously owned by the Brazilian state in which it operated and we also made an investment in Ceamin 1996 with the objective of improving its financial condition and preparing it for privatization.

Eletrobras Amazonas Energia, Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia, Boa Vista and Eletrobras Distribuição Acre operate in particularly challenging market conditions – the North and Northeastern regions of Brazil are among the very poorest regions in the country. One of our principal continuing challenges in respect of these companies is reducing the amount of commercial losses (principally being the theft of electricity) and customer defaults that these companies suffer from. We are attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

Management Structure for our Distribution Activities

In May of 2008 we introduced a new management structure for our distribution activities. Until May 2008, we managed our investment in Eletrobras Amazonas Energia, Eletrobras Distribuição Alagoas, Eletrobras Amazonas Energia, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia, Boa Vista and Eletrobras Distribuição Acre through the Comitê Gestor das Empresas Federais de Distribuição (a management committee) which focused on, among other matters, proposing financial strategies and targets to improve the financial condition of these companies.

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

System Performance

The following table sets forth information concerning our electricity losses for our distribution companies, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31,
	2010	2009	2008
Technical losses	8.4%	9.1%	9.0%
Commercial losses	22.3%	21.6%	22.9%
Total electricity losses	31.1%	30.7%	31.9%

Outages:
Frequency of outages per customer per year (number of outages)	33.7	35.0	33.9
Duration of outages per customer per year (in hours)	37.8	37.2	34.0
Average response time (in minutes)	204.8	146.7	111.9

Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for our distribution business were 31.1% of energy generated and bought in the year ended December 31, 2010 compared to 30.7% of energy generated and bought in the year ended December 31, 2009 and 31.9% of energy generated and bought in the year ended December 31, 2008.

Reducing the level of commercial losses in the distribution companies presents a continuing challenge to us. Commercial losses at these companies have averaged approximately 22.2% of electricity generated and sold over recent periods. We are attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

In 2010, our distribution companies experienced a reduction in losses. Particularly, Eletrobras Distribuição Acre and Eletrobras Distribuição Piauí, reduced its losses by 8.0% and 6.0%, respectively. In February 2011, we entered into a loan agreement with the World Bank in the amount of U.S.$495 million. This money will be used in the “Eletrobras Distribution Rehabilitation Project” (the name given by the World Bank to our project “Projeto Energia +”), with the main objective of improving the quality of our services and improving the economic and financial condition of our distribution companies. This project is intended to reduce our losses and consequently to strengthen the operational revenues of our distribution companies.

The following table sets out information regarding total losses in our distribution segment recorded by distribution company:

	Year Ended December 31,
	2010	2009	2008
	(percentages)
Company:
Eletrobras Distribuição Alagoas	31.45	31.34	30.00
Eletrobras Distribuição Piauí	33.51	35.47	36.14
Eletrobras Distribuição Rondônia	39.08	31.54	43.54
Eletrobras Distribuição Acre	24.08	26.20	26.19
Eletrobras Amazonas Energia	42.40	42.70	38.70
Eletrobras Distribuição Roraima	16.13	17.09	16.52

Power Outages

With respect to the Interconnected Power System, we aim to respond to repair requests within one and a half to two and a half hours, depending on the scale and nature of the problem. Our average response time in the Interconnected Power System in 2010 was 3.1 hours. The following table sets forth our average response time, in hours, to repair requests in the Interconnected Power System:

	Year Ended December 31,
	2010	2009
Company:
Eletrobras Distribuição Alagoas	2.18	1.97
Eletrobras Distribuição Piauí,	3.97	2.88

Average	3.1	2.43

With respect to distribution operations in the Isolated system, we aim to respond to repair requests within half an hour to two hours, depending on the scale and nature of the problem. Our average response time in the Isolated system in 2010 was 3.58 hours. The following table sets forth our average response time, in hours, to repair requests in the Isolated system:

	Year Ended December 31,
	2010	2009
Company:
Eletrobras Distribuição Acre	6.84	4.92
Eletrobras Distribuição Rondônia	3.40	1.54
Eletrobras Amazonas Energia	2.71	2.60
Eletrobras BoaVista Energia	1.38	0.77

Average	3.58	2.46

Customers

The following table sets forth our total distribution of electricity in terms of MWh and gross revenues, by type of user, for the periods indicated:

	Year Ended December 31,
	2010		2009
	(R$ millions)	( MWh)	(R$ millions)	( MWh)
Distribution to:
State utilities	313	1,358,030	300	1,337,877
Industrial	694	2,814,782	610	2,433,128
Residential	1,496	4,574,356	1,284	4,030,471
Commercial	883	2,662,126	782	2,387,589
Other(1)	327	1,373,239	321	1,236,566

Total	3,714	12,781,533	3,298	11,425,631

(1)	This figure includes distribution to rural customers and the government.

Tariffs

We classify our customers into two different groups, Group A and Group B, based on the voltage level at which we supply the electricity to our customers. Each customer is placed in a certain tariff level defined by law and based on its respective classification, although some volume-based discounts are available. Group B customers pay higher tariffs, compensating the aggregated costs in all sub-systems in which electricity flows to supply them. There are differentiated tariffs in Group B by types of customer (such as residential, commercial, rural and industrial). Customers in Group A pay lower tariffs, decreasing from A4 to Al, because they demand electricity at higher voltages, which requires a lower level of use of the energy distribution system. Tariffs we charge for sales of electricity to final customers are determined pursuant to our concession agreements and regulations established by ANEEL. These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “The Brazilian Power Industry.”

Group A customers receive electricity at 2.3 kV or higher. Tariffs for Group A customers are based on the voltage level at which electricity is supplied, and the time of year and the time of day electricity is supplied, although customers may opt for a differentiated tariff in peak periods. Tariffs for Group A customers are composed of two components: a “capacity charge” and an “energy charge.”

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

Billing Procedures

The procedure we use for billing and payment for electricity supplied to our customers is determined by customer category. Meter readings and invoicing take place on a monthly basis for low voltage consumers, with the exception of rural consumers whose meters are read in intervals varying from one to three months, as authorized by relevant regulation. Bills are prepared from meter readings or on the basis of estimated usage. Low voltage customers are billed within five business days after the invoice date. In case of nonpayment, a notification of nonpayment accompanied by the next month’s invoice is sent to the customer and a period of 15 days is provided to satisfy the amount owed to us. If payment is not received within three business days after the 15-day period, the customer’s electricity supply is suspended. High voltage customers are billed on a monthly basis with payment required within five business days after the invoice date. In the event of non-payment, a notice is sent to the customer two business days after the due date, giving a deadline of 15 days to make payment. If payment is not made within three business days after the notice, the customer is subject to discontinuation of service.

As of December 31, 2010, 2009 and 2008, customers in default represented an average of 15.7%, 13.6% (not including Eletrobras Distribuição Acre) and 20.6% of annual revenues, respectively. These default rates have generally remained stable over recent years and we do not expect to see material changes in these default rates in the foreseeable future.

Purchase of Electricity for Distribution

We purchased 14,285 GWh of electricity for distribution in 2010, compared to 12,942 GWh in 2009 and 12,789 GWh in 2008. Our distribution companies purchase electricity in the public auction process from a pool of generation companies that provide bids setting out the maximum price at which they will supply electricity. After all bids are received, the average price of all bids is calculated and this is the price that we pay for the electricity. The purchase is made from all generation companies that provided bids.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of those subsidiaries are no longer in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet: R$9.7 billion as of December 31, 2010 and R$11.8 billion as of December 31, 2009. Of this total amount the following are loans for Itaipu: R$5.7 billion as of December 31, 2010 and R$6.5 billion as of December 31, 2009. The loans related to our distribution companies are as follows: R$4.0 billion as of December 31, 2010 and R$5.3 billion as of December 30, 2009.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the international capital markets. As of December 31, 2010, our consolidated long-term debt was R$30,575 million, compared to R$27,761 million as of December 31, 2009 and R$26,910 million as of December 31, 2008, with the majority of our foreign currency debt (approximately 92.0% over the three-year period) denominated in U.S. dollars. Further details of our borrowings are set out in “—Liquidity and Capital Resources—Cash Flows.”

In addition, we utilize borrowings from the RGR Fund, which we administer, to on-lend to our subsidiaries and other electricity companies. See “Item 5, Operating and Financial Review and Prospects—Principal Factors Affecting our Financial Performance—Our role in administering Brazilian Government Programs”. At December 31, 2010, December 31, 2009 and December 31, 2008, we incur interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 2.0% on funds which we on-lend to subsidiaries and other entities.

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

The table below shows an estimate of the total percentage of our participation in transmission and generation companies as of December 31, 2010:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Transmission

Interligação Elétrica do Madeira S.A.	600 kV transmission line of 2,375 km	Eletrobras Chesf (24.5%) Eletrobras Furnas (24.5%)

Plus Rectifier and Inverter Station

Norte Brasil Transmissora de Energia S.A.	600kV Transmission Line of 2,375 km:	Eletrobras Eletronorte (24.5%) Eletrobras Eletrosul (24.5%)

SE Coletora – Araraquara 2, Porto Velho

Estação Transmissora de Energia S.A.	500/±600 kV Conversion and Inversion Station 01	Eletrobras Eletronorte (100.0%)

Manaus Transmissora de Energia S.A.	500 kV Transmission Line of 587 km:	Eletrobras Chesf (19.5%) Eletrobras Eletronorte (30.0%)

Oriximiná/Itacoatiara; 500 kV Transmission Line of 212 km: Itacoatiara/Cariri

STN – Sistema de Transmissão Nordeste S.A.(2)	500 kV Transmission Line of 546 km: Teresina-Sobral-Fortaleza	Eletrobras Chesf (49.0%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Intesa – Integração de Energia S.A.(2)	500 kV Transmission Line of 695 km: Colinas-Miracema-Gurupí-Peixe Nova-Serra da Mesa 2	Eletrobras Chesf (12.0%), Eletrobras Eletronorte (37.0%)

Porto Velho Transmissora de Energia S.A.	230 kV transmission lines of 17 km: 500/230 kV SE Coletora Porto Velho	Eletrobras Eletrosul (100%)

Ártemis – Transmissora de Energia S.A.(2)	525 kV Transmission Line of 376 km: S. Santiago-Ivaporã-Cascavel	Eletrobras Eletrosul (100%)

Transenergia Renovável	230 kV Transmission Line of 125 km: Jataí – Mineiros Mineiros – Morro Velho	Eletrobras Furnas (49.0%)

Brasnorte Transmissora de Energia S.A.(2)	230kV Transmission Lines of 402 km: Jauru-Juba-C2; LT Maggi-Nova Mutum	Eletrobras Eletronorte (49.7%)

RS Energia – Empresa de Transmissão de Energia do Rio Grande do Sul S.A.(2)	525 kV Transmission Line of 274 km: Campos Novos-Pólo and 230 kV transmission line of 33 km	Eletrobras Eletrosul (100.0%)

Companhia Transleste de Transmissão S.A.(2)	345 kV Transmission Line of 139 km: Montes Claros-Irapé	Eletrobras Furnas (24.0%)

Amazônia Eletronorte Transmissora de Energia S.A. – Aete(2)	230 kV Transmission Line of 193 km: Coxipó-Cuiabá-Rondonópolis SE Seccionadora Cuiabá	Eletrobras Eletronorte (49.0%)

Etau – Empresa de Transmissão do Alto Uruguai(2) S.A.	240 kV Transmission Line of 174 km: Campos Novos-Barra Grande-Lagoa Vermelha-Santa Marta	Eletrobras Eletrosul (27.4%)

Uirapuru Transmissora de Energia S.A.(2)	525 kV Transmission Line of 122 km: Ivaiporã-Londrina	Eletrobras Eletrosul (100%)

Companhia Transudeste de Transmissão S.A.(2)	345 kV Transmission Line of 144 km: Itutinga-Juiz de Fora	Eletrobras Furnas (25.0%)

Companhia Transirapé de Transmissão S.A.(2)	345 kV Transmission Line of 61 km: Irapé-Araçuaí	Eletrobras Furnas (25.0%)

Companhia Centroeste de Minas S.A.	345 kV Transmission Line of 75 km: Eletrobras Furnas-Pimenta II	Eletrobras Furnas (49.0%)

Linha Verde Transmissora de Energia S.A.	230 kV Transmission Line of 987 km: Samuel-Ariquelmes-Ji-Paraná-Pimenta Bueno-Vilhena-Jauru	Eletrobras Eletronorte (49.0%)

Rio Branco Transmissora de Energia S.A.	230 kV Transmission Line of 487 km: Porto Velho-Abunã-Rio Branco	Eletrobras Eletronorte (49.0%)

Transmissora Matogrossens de Energia S.A.	500 kV Transmission Line of 348 km: Jauru - Cuiabá	Eletrobras Eletronorte (49.0%)

Transenergia São Paulo S.A.	Itatiba Substation, 500 kV	Eletrobras Furnas (49.0%)

Transenergia Goiás S.A.	230 kV Transmission Line of 188 km: Serra da Mesa-Niquelândia-Barro Alto	Eletrobras Furnas (49.0%)

Consórcio Goiás Transmissão	500 kV Transmission Line of 193 Km: Rio Verde Norte –Trindade. and 230 kV Transmission Line of 66 km: Xavantes-Trindade-Carajás and SE Trindade	Eletrobras Furnas (49.0%)

Consórcio MGE Transmissão	500 kV Transmission Line of 248 Km: Mesquita-Viana 2. and 345 kV transmission line of 10 km: Viana – Viana 2 and SE Viana 2	Eletrobras Furnas (49.0%)

TDG Transmissora Delmiro Gouveia SA	230 kV Transmission Line of 96 Km: São Luiz II – São Luiz III and SE Pecém and SE Aquiraz II	Eletrobras Chesf (49.0%)

Consórcio Caldas Novas	SE Corumbá 345/138 kV – 2 x 75 MVA	Eletrobras Furnas (49.9%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Generation

Madeira Energia SA	HPU Santo Antonio	Eletrobras Furnas (39.0%)

Energia Sustentável do Brasil	HPU Jirau with 3300 MW	Eletrobras Chesf (20.0%) Eletrobras Eletrosul (20.0%)

Chapecoense Energia S.A.(1)	HPU Foz do Chapecó with 855 MW	Eletrobras Furnas (40.0%)

Enerpeixe S.A.(2)	HPU Peixe Angical with 452 MW	Eletrobras Furnas (40.0%)

Consórcio Energético Cruzeiro do Sul S.A.	HPU Mauá with 361 MW	Eletrobras Eletrosul (49.0%)

Serra de Facão Participação S.A.	HPU Serra do Facão with 210 MW	Eletrobras Furnas (49.5%)

Energetica Águas da Pedra S.A.–EAPSA (Aripuanã; Água Das Pedras)	HPU Dardanelos with 261 MW	Eletrobras Chesf (24.5%), Eletrobras Eletronorte (24.5%)

Baguari I Geração de Energia Elétrica S.A.(2)	HPU Baguari with 140 MW	Eletrobras Furnas (15.0%)

Retiro Baixo Energética S.A.	HPU Retiro Baixo 49%	Eletrobras Furnas (49.0%)

AMAPARI Energia S.A.(2)	TPU Serra do Navio and Small HPU Capivara	Eletrobras Eletronorte (49.0%)

Norte Energia S.A.	HPU Belo Monte	Eletrobras Eletronorte (15.0%) Eletrobras Chesf (15.0%)

Consórcio Brasil dos Ventos	Usinas Eólicas Aratuá 1, Miassaba 3, Rei dos Ventos 1 e 3	Eletrobras Eletronorte (24.5%) Eletrobras Furnas (24.5%)

Companhia Hidrelétrica Teles Pires	HPU Teles Pires	Eletrobras Eletrosul (24.5%) Eletrobras Furnas (24.5%)

Consórcio Coxilha Negra	Parque Eólico Coxilha Negra V, VI and VII with 33 MW	Eletrobras Eletrosul (90.0%)

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

International Activities

As of December 31, 2010, we did not operate internationally. However, as part of our strategy we continue to explore certain opportunities in international electricity markets and selectively identify opportunities in these markets for the future. Our aim is to generate new energy that can be added to the Interconnected Power System and to integrate certain electrical power systems in the Americas. As part of our internationalization plan, we have established a representative office in Lima, Peru; Panama City, Panama and Montevideo, Uruguay in order to comply with local rules, which provide that concessions may only be granted to companies that maintain a local representative office. These offices will also provide a connection between us and partners in Latin America. We seek to invest in generation projects in other Latin America countries and we have already begun to buy power from other Latin American countries including Venezuela. We also hold equity interests in two specific purpose entities (SPEs), in Peru and in Nicaragua, which are currently undertaking feasibility studies for hydro generation projects. Furthermore, we are in the process of obtaining the necessary licenses for the construction in Brazil of an interconnection line between Brazil and Uruguay, which is scheduled to begin in 2012. As part of the expansion strategy, we may also identify and pursue selected growth opportunities, including renewable energy, outside of South America.

Profit Sharing and Pension Plans

Our collective bargaining agreement establishes a profit-sharing plan based on the achievement of targets. Such targets are established annually in May of each year following negotiation with the labor unions and the approval of the Brazilian Government. For the years ended December 31, 2010, 2009 and 2008, we paid R$296 million, R$285 million and R$177 million, respectively, to our employees by way of profit-sharing (at the holding company level only, we paid R$35 million in 2010, compared to R$27 million in 2009 and R$23 million in 2008).

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

As of December 31, 2010, our subsidiary Eletrobras Eletronuclear operated two nuclear power plants in the State of Rio de Janeiro, Angra I and Angra II. Because Eletrobras Eletronuclear initiated its activities before the enactment of an environmental legislation, Angra I was licensed by CNEN under the nuclear and environmental regulations in effect at that time. A study group formed by the Federal Public Attorney’s Office, CNEN, the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (or IBAMA), the Fundação Estadual de Engenharia do Meio Ambiente (or FEEMA), Eletrobras Eletronuclear and Eletrobras was established to prepare a Termo de Ajustamento de Conduta (a Term of Adjustment or TAC) according to which the guidelines for the environmental licensing update procedure should be established. Angra II has obtained all the environmental licenses necessary for its operations, but the Federal Public Attorney’s Office challenged its renewal, which it conditioned upon the compliance with a TAC and according to which Eletrobras Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Until these obligations are accomplished IBAMA, ANEEL and CNEN should abstain from issuing any definitive licenses or authorizations for the operation of Angra II. An assessment comprising the accomplishments of the TAC was issued by IBAMA to the Public Attorney in June 2006. Eletrobras Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil. See “Item 3.D, Risk Factors—Risks Relating to Our Company—We may be liable if there is a nuclear accident involving our subsidiary Eletrobras Eletronuclear”.

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

The Brazilian Power Industry

General

According to Regulation No. 937, dated November 24, 2010, MME approved a ten-year expansion plan (Plano Decenal de Expansão de Energia Elétrica or PDE 2010-2019), which provides guidance to the Brazilian government and to all agents in the Brazilian energy industry in order to ensure that there is a sustainable supply of energy in Brazil, including electricity, taking into consideration environmental needs, the Brazilian economy and a business’ technical capabilities.

The studies carried out in the PDE include a plan for the next ten years and are subject to annual reviews which take into account, among other aspects, changes in the forecast for the growth of electricity consumption and the re-evaluations of the economical and operational feasibility of the generation projects, as well as the estimations regarding the expansion of transmission lines.

According to ANEEL, in December 2010, when taking into account the SIN generating units, the power generators installed in the isolated systems and in the generators owned by individuals, Brazil had a total installed capacity of 113,314 MW.

Currently, the SIN is divided into four electric sub-systems: South-East/Center-West, South, North-East and North. One of the goals of the PDE is to complete the integration of the isolated systems of Manaus-Macapá, into the North sub-systems by November 2012.

In addition to the SIN, there are also the isolated systems, i.e., those systems that do not make part of the SIN, are generally located in the Northern and North-Eastern regions of Brazil, have as sole source of energy the electricity generated by coal-fired and oil-fuelled thermal plants which are extremely pollutants and have a generation cost three to four times higher than, for instance, a hydro-electric power station. The CCC account was introduced by article 13, III of Law No 5899, of July 5, 1973, as amended, with the purpose of generating financial reserves payable to distribution companies and to some generation companies (all of which must make annual contributions to the CCC Account) in order to cover some of the costs of the operation of thermoelectric plants in the event of adverse hydrological conditions, and also of subsidizing the electricity generated by the “isolated systems” in order to allow consumers of the isolated systems to bear charges for electricity equivalent to the charges borne by consumers served by hydraulic generation. There is currently a significant discrepancy between charges paid by consumers in the Northern and Northeastern regions when compared to what is charged from the Southern/South-Eastern Region consumers. Therefore, interconnecting the isolated systems to the SIN would enable consumers from these regions to have access to hydroelectric energy sources, which results in reduced production costs and a convergence of prices in these regions to other regions of the country.

With the purpose of promoting a significant reduction of the CCC account of the isolated systems, the PDE further intends to integrate the isolated systems to the SIN. Such integration would be carried out through the construction of the transmission lines of Jauru/Vilhena (230kV), Tucuruí/Manaus (Cariri) (500kV) and Jurapari/Macapá (230kV), within the shortest term possible, given that the preliminary analysis for implementing the integration project has already been concluded.

In addition to the integration of the isolated systems, the PDE also provides for the expansion of electricity generation through the improvement of the generation capacity, defined by the PDE as the execution of a set of works aimed at enhancing the capacity and efficiency while modernizing the already existing power plants, which should not represent a lot in terms of ensured power but would contribute to meet the increase in the highest level expected of electricity demand.

According to ANEEL, the total installed electricity generation capacity in Brazil in June 2011 was 114,229,226 KW. With 128 ventures currently under construction and another 531 with permits granted, an additional generation capacity of 51,156,835 KW is expected in the coming years.

In December 2010, according to ANEEL, the total installed electricity generation capacity in Brazil was 113,314,170 MW. Pursuant to the EPE 10 Year Plan, Brazil’s total installed power generation capacity is projected to increase to 171.1 GW by 2020, of which 115.1 GW (67.27%) is projected to be hydroelectric and 56.0 GW (32.7%) to be thermoelectric and from other sources.

We currently control approximately 37.0% of the installed power generating capacity within Brazil and are responsible for approximately 55.5% of the installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. In 2010, non Eletrobras system companies had approximately 63.0% and 95.0% of the market for generation and distribution activities, in terms of total capacity and consumer units, respectively, and approximately 44.5% of the transmission market, in terms of length of transmission lines. The remainder of the market is held by several companies including Cemig, Copel, Tractebel, CPFL, Duke and Brasil Energia. Certain of these companies have entered into joint venture arrangements in the past.

In net revenue terms, we believe we are the largest generation and transmission company in Brazil. We principally compete for generation and transmission businesses through a competitive auction process.

In 2010, according to the Empresa de Pesquisa Energética (the Energetic Research Company or EPE), the electricity consumption in Brazil reached 419,016 GWh, exceeding total consumption in 2009 by 7.8%. The electricity consumption in Brazil in 2009 was 388,688 GWh according to EPE, which represented a 1.0% decrease compared to the total consumption of 392,688 GWh in 2008.

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

In particular, the Brazilian Government has taken the following measures:

•

The Brazilian Constitution was amended in 1995 by Constitutional Amendment No. 6 to allow foreign companies to invest in Brazilian companies that hold power generation concessions. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian Government;

•

The Brazilian Government enacted Law No. 8,987 on February 13, 1995 as amended by Law No. 11,196 of November 21, 2005 and Law No. 11,445 of January 5, 2007 (or the Concessions Law) and Law No. 9,074 on July 7, 1995, as amended (or the Power Concessions Law), that together: (i) required that all concessions for the provision of energy related services be granted through public bidding processes; (ii) gradually allowed certain electricity consumers with significant demand, designated “free consumers,” to purchase electricity directly from suppliers holding a concession, permission or authorization; (iii) provided for the creation of generation entities (or Independent Power Producers) which, by means of a concession, permission or authorization, may generate and sell, for their own account and at their own risk, all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others; (iv) granted free consumers and electricity suppliers open access to all distribution and transmission systems; and (v) eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW (the so called Pequenas Centrais Hidrelétricas – PCHs) although an authorization or permission from ANEEL or MME is required, as the case may be;

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

•

the establishment of a self-regulated body responsible for coordinating the purchase and sale of electric energy available in the Interconnected System (Mercado Atacadista de Energia Elétrica – MAE), or the Wholesale Energy Market - MAE, an entity which replaced the prior system of regulated generation prices and supply contracts. The Wholesale Energy Market – MAE was later replaced by the CCEE;

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

•

the creation of the National Electricity System Operator (Operador Nacional do Sistema Elétrico), or ONS, a non-profit, private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

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

•

In March 2002, the CGE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Brazilian Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary tariff readjustment to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing; and

•

On March 15, 2004, the Brazilian Government enacted the Law No. 10,848 and on July 30, 2004, the Decree No. 5.163, or the Electricity Regulatory Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, which law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004, and is still subject to further regulation to be issued in the future. See “Challenges to the Constitutionality of the Electricity Regulatory Law.”

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to MME or to ANEEL, as representatives of the Brazilian Government, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, though a concession may be revoked at any time at the discretion of the MME, following consultation with ANEEL. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions. An existing concession may be renewed at the granting authority’s discretion. Accordingly, we cannot provide any assurances that the concessions will be extended.

The Concession Law establishes, among other things, the conditions that the concessionaire must comply with when providing electricity services, the rights of the consumers, and the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the electricity sector. The main provisions of the Concession Law are as follows:

•	Adequate service. The concessionaire must render adequate service equally with respect to regularity, continuity, efficiency, safety, and accessibility.

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

•

Termination of the concession. The termination of the concession agreement may be accelerated by means of expropriation and/or forfeiture. Expropriation is the early termination of a concession for reasons related to the public interest that must be expressly declared by law. Forfeiture must be declared by the granting authority after a final administrative ruling that the concessionaire, among other things: (i) has failed to render adequate service or to comply with applicable law or regulation; (ii) no longer has the technical, financial or economic capacity to provide adequate service; or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the courts. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deduction of any amounts for fines and damages due by the concessionaire.

•

Expiration. When the concession expires, all assets, rights and privileges that are materially related to the rendering of the electricity services revert to the Brazilian Government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated at the time of expiration.

Penalties

Law No. 9,427 of December 26, 1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulation govern the imposition of sanctions against the agents of the electricity sector and classify the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice or, for independent producers or self producers, the estimated amount of energy produced in the same period. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including the following (pursuant to ANEEL Resolution No. 63/2004):

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

National Energy Policy Council

On August 6, 1997, pursuant to Article 2 of Law No. 9,478, the Conselho Nacional de Politica Energética (the National Energy Policy Council or CNPE) was created to advise the Brazilian president with respect to the development and creation of national energy policy. The CNPE is presided over by the Minister of Mines and Energy, and the majority of its members are ministers of the Brazilian Government. The CNPE was created to optimize the use of Brazil’s energy resources, to assure the supply of electricity to the country and to periodically review the use of regular and alternative energy to determine whether the nation is properly using a variety of sources of energy and is not heavily dependent on a particular source.

National Electricity System Operator

The ONS was created in 1998 by Law No. 9.648 dated May 27, 1998. The ONS is a non-profit private entity comprised of concessionaires, other legal entities holding permissions or authorizations in the electrical energy market, and consumers connected to the interconnected system. The Electricity Regulatory Law granted the Brazilian Government the power to nominate three executive officers to ONS’s board of executive officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the energy system, proposing plans to the MME for extensions of the Basic Network (which proposals must be taken into account in planning expansion of the transmission system) and submitting rules for the operation of the transmission system for ANEEL’s approval. Generators must declare their availability to ONS, which then attempts to establish an optimal electricity dispatch program.

Energy Trading Chamber

On August 12, 2004, the Brazilian Government enacted a decree setting forth the regulations applicable to the new Câmara de Comercialização de Energia Elétrica (Energy Trading Chamber or CCEE). On November 10, 2004 the CCEE succeeded the Wholesale Energy Market – MAE, the market in which all large electricity generation companies, energy traders and importers and exporters of electricity had participated and on which the spot price of electricity was determined. The CCEE assumed all of the assets and operations of the Wholesale Energy Market (which had previously been regulated by ANEEL).

One of the principal roles of the CCEE is to conduct public auctions on the Regulated Market, see “—The Regulated Market.” In addition, the CCEE is responsible, among other things, for: (i) registering all the energy purchase agreements in the Contratos de Comercialização de Energia no Ambiente Regulado (Regulated Market or CCEAR), and the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, see “—The Free Market;” and (ii) accounting and clearing of short-term transactions.

The CCEE’s members include generation, distribution and trading companies, as well as free consumers. Its board of directors is composed of four directors appointed by its members and one director, who serves as chairman of the board of directors, appointed by the MME.

The MME determines the maximum price of the energy sold in the regulated market through auctions, as specified under Decree No. 5,163 of 2004

Energy Research Company

On August 16, 2004 the Brazilian Government enacted a decree creating the Empresa de Pesquisa Energética (Energy Research Company or EPE) a state-owned company which is responsible for conducting strategic research on the energy industry, including with respect to electrical energy, oil, gas, coal and renewable energy sources. The research carried out by EPE is subsidized by the MME as part of its policymaking role in the energy industry.

Energy Industry Monitoring Committee

The Electricity Regulatory Law authorized the creation, under Federal Decree No. 5,175 of August 9, 2004, of the Comitê de Monitoramento do Setor Elétrico (Energy Industry Monitoring Committee or CMSE), which acts under the direction of the MME. The CMSE is responsible for monitoring the supply conditions of the system and for proposing preventive action (including demand-related action and contracting for a supply-side reserve) to restore service conditions where applicable.

Electric Power Transmission in Brazil

Transportation of large volumes of electricity over long distances is made by way of a grid of transmissions lines and substations with high voltages (from 230 kV to 750 kV), known as the Basic Network. Any electric power market agent that produces or consumes power is entitled to use the Basic Network.

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption. Today, the country’s system is almost entirely interconnected. Only the states of Amazonas, Roraima, Amapá, Rondônia and a part of Pará are still not linked up to the Interconnected Power System. In these states, supply is made by small thermal plants or hydroelectric plants located close to their respective capital cities.

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

We operated approximately 55.5% of the high-voltage transmission networks in Brazil, as of December 31, 2010.

The operation and management of the Basic Network is the responsibility of ONS, which is also responsible for managing power dispatching from plants on optimized conditions, involving use of the Interconnected Power System hydroelectric reservoirs and fuel thermal plants.

Our transmission system, which consists of a set of transmission lines interconnected to substations, is comprised of approximately 53,000 kilometers of transmission lines, corresponding to around 55.5% of the total lines in Brazil with a voltage higher or equal to 230 KV.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of transmission lines through concessions in auctions conducted by ANEEL, alone or through consortiums, as well as through permits for reinforcements of the current system.

The major transmission projects under development are: (i) LT 230 kV Ji-Paraná – Pimenta Bueno – Vilhena C1 (RO); (ii) LT 230 kV Funil – Itapebi C3 (BA); (iii) LT 230 kV Ibicoara – Brumado II (BA); (iv) LT 230 kV Picos – Tauá II (PI/CE); (v) LT 345 kV Tijuco Preto – Itapeti – Nordeste (SP); (vi) LT 500 kV Oriximiná – Itacoatiara – Cariri (PA/AM); (vii) LT 600 kV Porto Velho – Araraquara (RO/SP); (viii) LT 230 kV Eunapólis – Teixeira de Freitas II C2 (BA); and (ix) LT 500 kV Bom Despacho 3 – Ouro Preto 2 (MG).

•	Brazil has a total of six medium and large interconnections with other countries in South America, four of them operated by us, as set forth below:

•

with Paraguay, through four 500 kV transmission lines connecting Usina de Itaipu to Margem Direita (Paraguay) substation and the Foz do Iguaçu in Brazil substation. Itaipu’s 50 Hz energy sector is then transported to the Ibiúna substation in São Paulo through a direct current transmission system with a capacity of 6,300 MW;

•	with Uruguay, through Rivera’s frequency converter station in Uruguay, with a capacity of 70 MW and a 230 kV transmission line connecting it to the Livramento substation in Brazil;

•	with Argentina, through Uruguaiana’s frequency converter station in Brazil, with a capacity of 50 MW and a 132 kV transmission line connecting it to Paso de los Libres in Argentina; and

•	with Venezuela, through a 230 kV transmission line with a capacity of 200 MW, which connects the city of Boa Vista, in the State of Roraima, to the city of Santa Elena in Venezuela.

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

The Electricity Regulatory Law; the Free Market and the Regulated Market

The Electricity Regulatory Law introduced material changes to the regulation of the power industry with a view to: (i) remedying the deficiencies in the Brazilian electric system; and (ii) creating incentives to ensure growth in the electrical energy sector to support Brazilian economic and social development. Through this law, legislators attempted to protect the distribution concessionaires’ captive consumers and to make low cost electrical energy continuity, which has a minimal environmental impact, available. The key features of the Electricity Regulatory Law included:

•

Creation of: (i) the Regulated Market, in which the purchase and sale of electrical energy must follow rules imposed by the ANEEL and must occur through the CCEE; and (ii) a market specifically addressed to certain participants (e.g., free consumers and commercialization companies), that will permit a certain degree of competition with respect to the Regulated Market, called the Ambiente de Contratação Livre, or the Free Market, in which parties are free to negotiate the terms and conditions of their purchase and sale agreements;

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

Challenges to the Constitutionality of the Electricity Regulatory Law

The Electricity Regulatory Law is being challenged in the Brazilian Supreme Court in Lawsuits No. 3090 and 3100. The provisional requests of both lawsuits were denied by the Brazilian Supreme Court in a decision published on October 26, 2007. A final decision on this matter is subject to majority vote of the 11 judges, provided that a quorum of at least eight justices must be present. To date, the Brazilian Supreme Court has not reached a final decision and we do not know when such a decision may be reached. The Brazilian Supreme Court ruled by six votes to four to deny the provisional measure requested to suspend the effects of the Electricity Regulatory Law until the final decision on the case has been made; however, a final decision remains pending. Therefore, the Electricity Regulatory Law was in force as of December 31, 2010. Regardless of the Supreme Court’s final decision, certain portions of the Electricity Regulatory Law relating to restrictions on distribution companies performing activities unrelated to the distribution of electricity, including sales of energy by distribution companies to free consumers and the elimination of self-dealing are expected to remain in full force and effect.

If all or a relevant portion of the Electricity Regulatory Law is determined unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the Electricity Regulatory Law may lose its effectiveness, generating uncertainty as to how the Brazilian Government will define the rules for the electrical energy sector. Considering that we have already purchased virtually all of our electricity needs through 2011 and that the pass through to tariffs of such electricity is expected to continue to be regulated by the regime predating the Electricity Regulatory Law, irrespective of the outcome of the Supreme Court’s decision, we believe that in the short term, the effects of any such decision on our activities should be relatively limited. The exact effect of an unfavorable outcome of the legal proceedings on us and the electricity industry as a whole is difficult to predict, but it could have an adverse impact on our business and results of operations even in the short term (see “Risk Factors—Risks Relating to the Brazilian Power Industry”).

Markets for the Trading of Electricity

Under the Electricity Regulatory Law, electricity purchase and sale transactions may be carried out in two different market segments: (i) the Regulated Market, which contemplates the purchase by distribution companies through public bids of all electricity necessary to supply their captive consumers; and (ii) the Free Market, which encompasses purchase of electricity by non-regulated entities (such as free consumers and energy traders).

Nevertheless, electricity generated by plants qualified under the Proinfa, nuclear power plants and Itaipu are governed by a special regimen for commercialization and, therefore, are not subject to either the Regulated or the Free Market. The electricity generated by Itaipu, the most relevant among the energy sources governed by separate regimes including Decree 4,550 of December 27, 2002, is sold to us and sold to distribution concessionaires in the south and center-south-eastern power markets in proportion to their market share in those markets. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to full pass-through to distribution tariffs.

The Regulated Market

Distribution companies must meet market demand by supplying electricity primarily purchased in public auctions in the Regulated Market. Distribution companies, however, may purchase electricity from: (i) generation companies that are connected directly to such distribution company, except for hydro generation companies with capacity higher than 30 MW and certain thermo generation companies; (ii) electricity generation projects participating in the initial phase of the Proinfa; and certain power distribution companies in the south and center-south-eastern power markets, and (iii) the Itaipu hydroelectric plant.

Electricity public auctions for new generation projects in process are held: (i) five years before the initial delivery date (referred to as “A-5” auctions); and (ii) three years before the estimated initial delivery date (referred to as “A-3” auctions). Electricity auctions from existing power generation facilities are held one year before the estimated initial delivery date (referred to as “A-1” auctions). Electricity public auctions for electrical energy from alternative sources are held between A-1 and A-5 auctions. Additionally, the Brazilian Government, directly or indirectly through ANEEL, carries out public auctions for the sale of electrical energy to energy distributors to allow distributors to adjust their volume of electrical energy as necessary to meet their customers’ demands, or Market Adjustments.

The public auctions are prepared by ANEEL in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criteria to determine the winner of the auction.

Each generation company that participates in the auction must execute a contract for purchase and sale of electricity with each distribution company in proportion to the distribution companies’ respective estimated demand for electricity. The CCEARs for both “A-5” and “A-3” auctions have a term of between 15 and 30 years, and the CCEARs for “A-1” auctions have a term between three and 15 years. The CCEARS for alternative energy sources are between 10 and 30 years. The only exception to these rules relates to the market adjustment auction, in which the generation and the distribution companies will enter into two-year bilateral agreements that must be registered with the ANEEL and the CCEE.

The regulations also establish a pass-through tariff mechanism called Annual Reference Value, which limits the amounts of electric energy acquisition costs that can be passed through to final consumers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the “A-5” and “A-3” auctions, calculated for all distribution companies.

The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demand in the “A-5” auctions, where the prices are expected to be lower than in “A-3” auctions. ANEEL allows companies to pass on their electrical energy acquisition costs to final consumers pursuant to the following criteria: (i) in the A-5 auctions, companies are permitted to pass on all costs to consumers, subject to the limitations referred to below; (ii) in the A-3 auctions companies are permitted to: (a) pass all acquisition costs for energy acquired in A-5 auctions up to 2% of the difference between the energy acquired in A-3 auctions during the year and the distributor’s energy requirements; and (b) pass on whichever of the following is less – the A-5 auctions and in the A-3 auctions; (iii) in the A-1 auctions, companies are permitted to pass on all costs to consumer; (iv) in the Market Adjustments auctions and in the acquisitions of energy directly from a generation plant connected to the distributors’ electric system (except as set forth in law), companies are permitted to pass on all costs up to the Annual Reference Value to consumer; and (v) in the alternative energy source auctions and others determined by the Brazilian government, companies are permitted to pass on all costs to consumer.

ANEEL maintains the economic value of the Annual Reference Value by adjusting the Annual Reference Value pursuant to the monetary adjustment index agreed upon in the CCEARs.

The Electricity Regulatory Law establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

•	No pass-through of costs for electricity purchases that exceed 103.0% of actual demand;

•

The pass-through of electricity acquisition costs from new electricity generation projects equal to the difference between the minimum purchase threshold (96% of repossessed energy contracted pursuant to the Electricity Regulatory Law) and the energy purchased in the A-1 auctions will be limited to the weighted average amount (in reais/MWh) of the acquisition prices in the A-1 auctions, except that this limit is applicable solely: (i) in the first three years following A-1 auctions in which the minimum purchase threshold was not reached; (ii) to the CCEARs relating to portion of energy acquired in A-3 and A-5 auctions with the highest price;

•	The MME will establish the maximum acquisition price for electricity generated by existing projects; and

•

If distribution companies do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the CCEE short-term market will be the lower of the Price of Liquidation of Differences (PLD) and the Annual Reference Value.

Auctions in the Regulated Market, subject to the conditions set forth in the respective requests for proposals, may originate two types of CCEARs: (i) Contratos de Quantidade de Energia (Energy Agreements); and (ii) Contratos de Disponibilidade de Energia (Capacity Agreements).

Under an Energy Agreement, a generator commits to supply a certain amount of electricity and assumes the risk that the electricity supply could be adversely affected by hydrological conditions and low reservoir levels, among other conditions, that could interrupt the supply of electricity, in which case the generator will be required to purchase the electricity elsewhere in order to comply with its supply commitments. Under a Capacity Agreement, a generator commits to make a specified amount of capacity available to the Regulated Market. In this case, the revenue of the generator is guaranteed and the distribution companies face the risk of a supply shortage. However, the increased prices of electricity due to a supply shortage are passed on by the distribution companies to consumers. Together, these agreements comprise the energy purchase agreements in the Contratos de Comercialização de Energia no Ambiente Regulado (CCEAR).

The Electricity Regulatory Law sets forth that all electricity generation, distribution and trading companies, independent power producers and free consumers must inform MME, by the first of August of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. To encourage power distribution companies to make accurate estimations and to enter into power purchase agreements accordingly, pass-through tariffs, as mentioned above, are permitted provided that the purchased power stays within 103.0% of the distribution company’s actual power demand. Surpluses and shortages of power distribution companies concerning power acquisitions in the Regulated Market may be offset against each other by means of an offsetting mechanism managed by CCEE. According to the Electricity Regulatory Law, electricity distribution entities are entitled to pass on to their customers the costs related to electricity purchased through public auctions as well as any taxes and industry charges related to public bids, subject to certain limitations related to the inability of distribution companies to accurately forecast demand.

Electrical Energy Trading Convention

ANEEL Resolutions No. 109, of October 26, 2004 and No. 210, of February 24, 2006, govern the Convenção de Comercialização de Energia Elétrica (the Electrical Energy Trading Convention) which regulates the organization and functioning of the CCEE and the electrical energy trading conditions and defines, among others: (i) the rights and obligations of CCEE Agents; (ii) the penalties to be imposed on defaulting agents; (iii) the means of dispute resolution; (iv) trading rules in the Regulated and Free Markets; and (v) the accounting and clearing process for short-term transactions.

CCEE is a non-profit organization whose members are all agents of the Brazilian power sector (certain agents are not mandatory members of CCEE and may be represented by other members) and subject to ANEEL’s authorization, supervision and regulation. CCEE is responsible for (i) registering the conditions concerning power amounts and terms set forth in all power purchase agreements, whether entered into in the Regulated Market or the Free Market; and (ii) the accounting and liquidation of the power market, including the power surpluses and shortages spot market, among other attributions. CCEE is governed by a board of directors comprised of five members, four being nominated by the referred agents while its president is nominated by the MME.

The Free Market

The Free Market covers freely negotiated electricity sales between generation concessionaires, Independent Power Producers, self-generators, energy traders, importers of energy and free consumers. The Free Market also includes bilateral contracts between generators and distribution companies executed before the enactment of the Electricity Regulatory Law, until they expire. Upon expiration, new contracts must be entered into in accordance with the Electricity Regulatory Law guidelines. Most of our existing contracts have now expired although Eletrobras CGTEE is a party to a small number of contracts that continue until 2012.

Such an extended period of notice seeks to assure that, if necessary, the construction of cost-efficient new generation could be finalized in order to supply the re-entry of free consumers into the Regulated Market. State-owned generators may sell electricity to free consumers, but as opposed to private generators, they are obligated to do so through a public process that guarantees transparency and equal access for all interested parties.

Free Consumers

According to the Electricity Regulatory Law, a free consumer may elect to: (i) continue to procure power from a local distribution company; (ii) buy power directly from an independent producer or from self-producers with surplus power; or (iii) buy power from a power trade agent.

The Electricity Regulatory Law does not permit distribution concessionaires to sell power to free consumers directly (except under certain regulatory conditions).

The Electricity Regulatory Law further establishes that the option to become a free consumer is subject to the prior expiration or termination of its power purchase agreement with the power distribution company. In the event that the power purchase agreement has an indefinite term, the migration to the Free Market is permitted only in the year following receipt of a migration notice by the power distribution company, provided that this notice is presented by July 15 of such year. Once a consumer has migrated to the Free Market, it may only return to the Regulated Market once it has given the relevant distribution company five years’ notice, although the distribution company may reduce that term at its discretion.

The Electricity Regulatory Law has, in principle, established some conditions and power and consumption thresholds that define which consumers could qualify as “free consumers.” These thresholds may be gradually reduced over the years by ANEEL so as to allow an increasing number of consumers to make this election, until such time as all consumers from all the different classes can choose which supplier they want to procure power from.

The law assures suppliers and their respective consumers free access to the grid subject to the payment of tariffs for the use of the electric power grids and connection costs. All regulatory charges to which captive consumers are subject are added to these tariffs in order to assure fair and equal treatment between captive and free consumers.

The regulations above are intended (1) to avoid arbitrage between captive and free markets by Free Consumers, prohibiting opportunistic migrations, as well as (2) to protect power distribution companies by making the captive market more predictable. Further, ANEEL must regulate the migration to the Free Market without increasing captive market tariffs.

Restricted Activities of Distributors

Distribution companies are not permitted to, except as otherwise provided by Law 9,074/1995: (i) develop activities related to the generation or transmission of electricity; (ii) sell electricity to free consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers in the Regulated Market; (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership; or (iv) develop commercial activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators are not allowed to hold equity interests in excess of 10.0% in distribution companies or to hold a controlling shareholding interest in distribution companies.

Elimination of Self-Dealing

Since the purchase of electricity for captive consumers will be performed through the Regulated Market, so-called self-dealing is no longer permitted, except in the context of agreements that were duly approved by ANEEL before the enactment of the Electricity Regulatory Law. Distribution companies may, however, enter into power purchase agreements with related parties, provided that such agreements are the result of power auctions conducted in the Regulated Market. Before the Electricity Regulatory Law, such companies were permitted to meet up to 30.0% of their electricity needs through electricity that was acquired from affiliated companies.

Contracts Executed Prior to the Electricity Regulatory Law

The Electricity Regulatory Law provides that the contracts executed by distribution companies and approved by ANEEL before the enactment of the Electricity Regulatory Law will not be amended to reflect any extension in their terms or modification in prices or volumes of electricity already contracted, with the exception of agreements entered into by generators and consumers effective on August 26, 2002, which could have been amended in order to be extended up to December 31, 2010.

Ownership Limitations

In 2000, ANEEL established limits on the concentration of certain services and activities within the power industry. Under such limits, with the exception of companies participating in the National Privatization Program (which needed only comply with such limits once their final corporate restructuring is accomplished) no power company (including both its controlling and controlled companies) could: (i) own more than 20.0% of Brazil’s installed capacity, 25.0% of the installed capacity of the southern/southeastern/mid-western region of Brazil or 35.0% of the installed capacity of the northern/northeastern region of Brazil, except if such percentage corresponded to the installed capacity of a single generation plant; (ii) own more than 20.0% of Brazil’s distribution market, 25.0% of the southern/southeastern/mid-western distribution market or 35.0% of the northern/northeastern distribution market, except in the event of an increase in the distribution of electricity exceeding the national or regional growth rates; or (iii) own more than 20.0% of Brazil’s trading market with final consumers, 20.0% of Brazil’s trading market with non-final consumers or 25.0% of the sum of the above percentages.

In accordance with paragraph one, Article 31 of the Electricity Regulatory Law, we and our subsidiaries Eletrobras Furnas, Eletrobras Chesf, Eletrobras Eletronorte, Eletrobras Eletrosul and Eletrobras CGTEE were excluded from the National Privatization Program. Accordingly, we were subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution No. 278/2000, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector.

On November 10, 2009, ANEEL issued Resolution No. 378, which revoked and replaced Resolution No. 278/2000 and established that ANEEL, upon identifying an act that may result in unfair competition or in significant control of the generation, transmission and distribution markets, must notify the Secretary of Economic Law (Secretaria de Direito Econômico, or SDE) of the Ministry of Justice, pursuant to art. 54 of Law No. 8,884 of June 11, 1994. After notification, the SDE must inform the antitrust authority, the Administrative Counsel of Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE. If necessary, the SDE will require ANEEL to analyze potential infractions under Resolution No. 378, while CADE must determine any applicable punishment, which may vary from pecuniary penalties to the dissolution of the company, pursuant to articles 23 and 24 of the abovementioned law.

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

TUSD

The TUSD is paid by generators, free consumers and special consumers for the use of the distribution system of the distribution company to which the relevant generator or free consumer is connected and are revised annually according to an inflation index. The amount to be paid is based on a formula set forth and consolidated by ANEEL Resolution No. 166/2005, as amended, by ANEEL Resolution No. 399/2010, and may vary pursuant to a number of different factors, including, for instance, costs of the network, operating costs and energy losses, among others. Our distribution companies receive the TUSD paid by free consumers in their concession areas and by some other distribution companies which are connected to our distribution system.

TUST

The TUST is paid by distribution companies and uses, including generators, free consumers and special consumers, for the use of the Basic Network. The amount to be paid is based on a formula ser by ANEEL Resolution No. 67/2004, as amended by ANEEL Resolution No. 442/2011, and it may vary pursuant to a number of different factors. According to criteria established by ANEEL, owners of the different parts of the transmission grid have transferred the coordination of their facilities to the ONS in return for receiving regulated payments from users of the transmission system. Network users, including generation companies, distribution companies and free consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee to the relevant transmission company.

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

•	Parcel A costs include, among others, the following:

•	costs of electricity purchased for resale pursuant to Initial Supply Contracts;

•	costs of electricity purchased from Itaipu;

•	costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between parties; and

•	certain other connection and usage charges for the transmission and distribution systems.

Parcel B costs are determined by subtracting all the Parcel A costs from the distribution company’s revenues.

Each distribution company’s concession agreement provides for an annual tariff adjustment (reajuste anual). In general, Parcel A costs are fully passed through to consumers. Parcel B costs, however, are adjusted for inflation in accordance with the IGP-M index.

Electricity distribution companies are also entitled to revisão periódica (revisions) every four or five years. These revisions are aimed at: (i) assuring revenues are sufficient to cover Parcel B operating costs and that adequate compensation for essential investments for the services within the scope of each such company’s concession; and (ii) determining the “X factor,” which is based on three components: (a) expected gains of productivity from increase in scale; (b) evaluations by consumers (verified by ANEEL); and (c) labor costs.

The X factor is used to adjust the proportion of the change in the IGP-M index that is used in the annual adjustments. Accordingly, upon the completion of each periodic revision, application of the X factor requires distribution companies to share their productivity gains with final consumers.

The pass-through of electricity purchase costs under supply agreements negotiated before the enactment of the Electricity Regulatory Law is subject to a ceiling based on a value established by ANEEL for each different source of energy (such as hydroelectric, thermoelectric and alternative sources of energy). This ceiling is adjusted annually in order to reflect increases in costs incurred by generators. That adjustment takes into account: (i) inflation; (ii) costs incurred in hard currency; and (iii) fuel related costs (such supply of natural gas). Costs incurred correspond to at least 25.0% of all costs incurred by generators.

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

In its second phase, which will start after the 3,300 MW limit is reached, the Proinfa program is intended, in a period of up to 20 years, to have contracted capacity equivalent to 10.0% of the annual domestic consumption of electricity. The energy production that will be commercialized under the Proinfa program will not be provided by generation concessionaires nor by independent power producers. Such production may only be provided by an autonomous independent producer, which may not be controlled by or affiliated with a generation concessionaire or an independent power producer or controlled by or affiliated with their controlling entities.

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

Regulatory Charges

Global Reversion Reserve Fund

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Reserva Global de Reversão (a Global Reversion Reserve Fund or RGR Fund) designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and in recent years the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of MP No. 517/2010, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund.

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

Law No. 12,111 amended the formula for calculation of the CCC Account relating to the Isolated System. The amount of the reimbursement through the CCC Account is equal to the total cost of generation minus the total amount of energy utilized by the agent at the average unitary energy price determined at auctions of the Interconnected system. The total cost of generation includes the cost of fuel, the cost of energy purchased and associated power, operation and maintenance costs for distribution, asset depreciation, return on investment, energy sector fees, goods circulation tax (provided it is not compensated by the distribution company) and other costs associated with the rendering of services in remote regions. Our subsidiaries who produce energy in the North of Brazil are being reimbursed for their production costs through the CCC Account. The CCC Account’s regulatory agency established thresholds for costs associated with the generation of energy, and costs above these thresholds are not reimbursed.

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

Energy Development Account

In 2002, the Brazilian Government instituted the Conta de Desenvolvimento Energético (Energy Development Account or CDE Account), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support the: (i) development of electricity production throughout the country; (ii) production of electricity by alternative energy sources; and (iii) universalization of energy services throughout Brazil. The CDE Account will be in effect for 25 years and is regulated by ANEEL and managed by us.

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

Electricity Reallocation Mechanism

The Mecanismo de Realocação de Energia (energy reallocation mechanism) provides financial protection against hydrological risks for hydro-generators according to energy commercialization rules in effect, to mitigate the shared hydrological risks that affect the generators and assure the optimal use of the hydroelectric resources of the Interconnected Power System.

The mechanism guarantees that all the generators that participate in it will be able to sell the amount of electricity which they have contracted to sell under long-term contracts as determined by ANEEL, which we refer to as “assured electricity,” irrespective of their actual electricity production, provided that the power plants participating in the mechanism, as a whole, have generated sufficient electricity. In other words, the mechanism reallocates electricity, transferring surplus electricity from those generators whose generation was in excess of their assured electricity, to those whose generation was less than assured electricity. The effective generation dispatch is determined by the National Electricity System Operator, which takes into account nationwide electricity demand, the hydrological conditions of the Interconnected Power System and transmission limitations.

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

Electric Power Services Supervision Fee – TFSEE

ANEEL also charges a supervision fee from electric power services agents and concessionaires. This fee is called the Electric Power Services Supervision Fee (or TFSEE) and was created under Law No. 9,427 of December 26, 1996, as amended by Law No. 12,111 of December 9, 2009, and is charged at the rate of 0.5% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires.

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

Emergency Capacity Charge (ECE)

ECE was created as provided for in Article 1 of Law No. 10,438 of April 26, 2002, as amended by Law No. 12,212 of January 20, 2010. It is assessed proportionally to the final individual total consumption of all consumers served by the Interconnected Power System and classified as a specific tariff charge. ANEEL ruled that its basis would be the cost of contracting generating capacity or voltage estimated by Comercializadora Brasileira de Energia Emergencial (or CBEE) in any given year.

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

Judicial Recovery

In order to request judicial recovery, a debtor must fulfill the following requirements: (i) conduct its business in a regular manner for more than two years; (ii) not be bankrupt (or, in the event that the debtor was bankrupt in the past, then all obligations arising therefrom must have been declared extinguished by a judgment not subject to appeal); (iii) not have been granted a judicial recovery or special judicial recovery in the five or eight years prior to its request, respectively; and (iv) not have been convicted of (or not have a controlling partner or manager who has been convicted of) a bankruptcy crime. All claims in existence at the time of the request for judicial recovery are subject to such procedure (including potential claims), except for claims of tax authorities, creditors acting as fiduciary owners of real or personal properties, lessors, owners or committed sellers of real estate, including for real estate developments, or owners under sale agreements with a title retention clause (paragraph 3 of Article 49 of the New Bankruptcy Law). The judicial recovery can be implemented by means of one or more of the following transactions, amongst others (i) the granting of special terms and conditions for the payment of the debtor’s obligations; (ii) spin-off, merger, transformation of the company, incorporation of a wholly-owned subsidiary or the assignment of quotas or shares; (iii) transfer of corporate control; (iv) partial or total replacement of the debtor’s management, as well as the granting to its creditors the right to independently appoint management and the power of veto; (v) capital increase; (vi) leasing of its premises; (vii) reduction in wages, compensation of hours and reduction of the workday, by means of collective bargaining; (viii) payment in kind or the renewal of the debtor’s debts; (ix) creation of a company composed of creditors; (x) partial sale of assets; (xi) equalization of the debtor’s financial charges; (xii) constitution of an usufruct on the company; (xiii) shared management of the company; (xiv) issuance of securities; and (xv) creation of a special purpose company for purposes of receiving the debtor’s assets.

Extrajudicial Recovery

The New Bankruptcy Law also created the extrajudicial recovery mechanism, by means of which a debtor who meets the requirements for the judicial recovery (as outlined above) may propose and negotiate with its creditors an extrajudicial recovery plan, which must be submitted to the court for approval. Once approved, such a plan will constitute a valid means of enforcement. The extrajudicial recovery is not applicable, however, to any claims relating to labor- or workplace related accidents, as well as to any claims excluded from judicial recovery. In addition, the request for court approval of an extrajudicial recovery plan will does not impose a moratorium on the rights, suits and enforcement proceedings of creditors not subject to such plan, and those creditors will still be able to request the debtor’s bankruptcy.

Liquidation

The New Bankruptcy Law changed the order in which claims are classified in the context of liquidation proceedings to the following order, which is set out in order of priority: (i) labor claims in general (limited to a maximum amount of 150 times the minimum monthly Brazilian wage per creditor) and labor claims related to indemnification for workplace accidents; (ii) claims of secured creditors (limited to the amount of the guarantee); (iii) tax claims (except for tax fines); (iv) personal claims enjoying special privileges (as defined in other statutes); (v) personal claims enjoying general privileges (among others, unsecured creditors who have provided goods or services to the debtor during its judicial recovery and creditors who are so defined in other statutes); (vi) unsecured debts (creditors not provided for in the preceding items, labor creditors whose claims exceed the 150-minimum monthly wages limitation, and creditors whose claims exceed the amount of their respective guarantees); (vii) contractual fines and monetary fines arising from the disobedience of statutes; and (viii) subordinated debts (as provided for by law or in an agreement, and creditors who are partners or managers of the debtor company but not in the context of a labor relationship). The New Bankruptcy Law establishes that only a creditor claiming for an amount in excess of 40 times the minimum monthly Brazilian wage can commence liquidation proceedings. However, it is permitted for creditors to commence a class action in order to comply with the minimum amount mentioned above. The New Bankruptcy Law also extended (i) the time period in which a debtor must present its defense in connection with a request for its bankruptcy from 24 hours to ten days, and (ii) the suspension period during which no assets may be sold or liquidated from 60 to 90 days (from either the date of filing the bankruptcy petition, the request for judicial recovery or from the date of the first protest of a note due to its non-payment by the company).

C. Organizational Structure

We operate generation, transmission and distribution activities in Brazil through the following twelve regional subsidiaries:

•

Itaipu, a plant in which we and a Paraguayan governmental entity (ANDE) each hold a 50.0% interest and which we believe is one of the world’s largest hydroelectric plants by volume of energy generated;

•	Eletrobras Furnas, which engages in generation and transmission activities in the southeast and part of the midwest regions of Brazil;

•	Eletrobras Chesf, which engages in generation and transmission in the northeast region of Brazil;

•

Eletrobras Eletronorte, which engages in generation, transmission and limited distribution activities in the north and part of the midwest regions of Brazil and is the holding company of Eletrobras Distribuição Roraima;

•	Eletrobras Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II, and is planning to construct a third Angra III;

•

Eletrobras Amazonas Energia, which engages in generation and distribution in the State of Amazonas. Eletrobras Amazonas Energia operates in the interior of the State of Amazonas, an area that, until March, 2008, was operated by Ceam, which was previously directly held by Eletrobras but no longer exists as a standalone operating company;

•	Eletrobras Eletrosul, which engages in transmission activities in the State of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná;

•	Eletrobras Distribuição Piauí, which engages in distribution activities in the State of Piauí;

•	Eletrobras Distribuição Alagoas, which engages in distribution activities in the State of Alagoas

•	Eletrobras Distribuição Rondônia, which engages in distribution activities in the State of Rondônia;

•	Eletrobras CGTEE, which owns and operates thermal plants in the south region of Brazil; and

Eletrobras Distribuição Acre, which engages in distribution activities in the state of Acre.

We are also the main sponsor of Cepel, the largest technological research and development center in the electricity industry in Latin America.

We also hold a majority interest in Eletrobras Eletropar, a holding company that holds minority interests in the following five Brazilian distribution companies: (i) AES Eletropaulo Metropolitana de Eletricidade de São Paulo S.A – AES Eletropaulo; (ii) Energias do Brasil S.A. – Energias do Brasil; (iii) Companhia de Transmissão de Energia Elétrica Paulista – CTEEP; (iv) Empresa Metropolitana de Águas e Energia S.A. – EMAE; and (v) Companhia Piratininga de Força e Luz – CPFL.

The following organizational chart shows our summarized shareholder structure and subsidiaries as of the date of this annual report (we also have minority shareholdings in 20 state utility companies throughout Brazil, not indicated in this chart):

Note: IC stands for installed capacity and TL stands for transmission line.

On February 22, 2008, the Board of Directors of our subsidiary Eletrobras Eletrosul resolved to purchase 69,352,857 shares, or 51% of the total shares, of Empresa de Transmissão de Energia de Santa Catarina S.A. – SC Energia and 72,537 shares, or 51% of the total shares, of Empresa de Transmissão de Energia do Rio Grande do Sul S.A. – RS Energia, each of which focuses on the transmission of electricity. The acquisitions were approved by ANEEL in Authoritative Resolution No. 1,665 on November 18, 2008, and the acquisition was completed on February 11, 2009. This acquisition improved our transmission capacity in the southern region of Brazil by providing us with an additional 620 km of transmission lines (360km from Energia de Santa Catarina S.A. – SC Energia, and 260km from Empresa de Transmissão de Energia do Rio Grande do Sul S.A. – RS Energia). These new lines make up 6.6% expansion of Eletrobras Eletrosul’s transmission lines, which totaled 10,028.1 km as of December 31, 2010.

On January 31, 2011, the Board of Directors of our subsidiary Eletrobras Eletrosul approved the purchase of 71,264,300 shares, or 51% of the total shares, in Artemis Transmissora de Energia S.A. and 5,100,000 shares, or 26% of the total shares, in Uirapuru Transmissora de Energia S.A., each of which focuses on the transmission of electricity. The acquisitions were approved by ANEEL in Authoritative Resolution No. 2.840 on March 29, 2011. Eletrobras Eletrosul is currently awaiting approval of the related financing to be incurred in connection with the acquisition.

D. Property, Plant and Equipment

Our principal properties consist of hydroelectric generation plants and transmission networks which are located all over Brazil. The book value of our total property, plant and equipment as of December 31, 2010 and December 31, 2009 was R$46,682 million and R$41,598 million, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report.

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. Our revenues derive mainly from:

•

the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2010 and 2009 accounted for R$17,914 million or 67.0% and R$16,007 million, or 69.0% of our total net revenues, respectively;

•	the transmission of electricity, which in 2010 and 2009 accounted for R$5,879 million or 22.0% and R$4,607 million or 19.9% of our total net revenues, respectively; and

•	the distribution of electricity to end consumers, which in 2010 and 2009 accounted for R$2,913 million or 10.9% and R$2,498 million or 10.8% of our total net revenues, respectively.

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

Principal Factors Affecting our Financial Performance

Brazilian Macroeconomic Conditions

We are affected by conditions in the Brazilian economy. The macroeconomic scenario in Brazil has been characterized by increased economic activity and a consistent trajectory of the inflation indices. The exchange rate, however, has been volatile.

Except for 2009, which was significantly affected by the global financial crisis, Brazilian GDP has increased over the past several years. In 2007, Brazilian GDP grew 5.4% according to the Instituto Brasileiro de Geografia e Estatística (IBGE), as compared to 3.7% in 2006. In 2007, the inflation rate, as measured by the Brazilian Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 4.5%, which allowed for a reduction of the Selic rate to 11.25%.

The year 2008 was characterized by the negative effects of the global financial crisis. The main impact of this crisis on the Brazilian economy was reduced expectations for economic activity in 2009 and 2010. Reduced expectations for the year of 2009 triggered an increase in capital costs to third parties, a devaluation of the real, a decrease of prices in the stock market, and a reduction of industrial production.

Nevertheless, the crisis did not significantly affect the growth rate of the Brazilian economy, with GDP increasing by 5.1% in 2008. Inflation, as measured by IPCA, was 5.9% for the year ended on December 31, 2008, which was within the target established by the Central Bank. The inflation rate remained within this range primarily as a result of the Central Bank increasing the base interest rate in 2008 from 11.25% to 13.75%.

In 2009, the Brazilian economy showed certain resistance to the effects of the crisis. Even so, the Brazilian economy ended the year at a level of economic growth close to zero, influenced by the weak performance of the industrial sector. Additionally, macroeconomic conditions and a stable economy allowed the Central Bank to again focus on reducing interest rates. The Selic rate reached 8.7%, its lowest level, in July 2009. Similarly, the real appreciated 34.2% against the U.S. dollar throughout 2009. According to the Central Bank, international reserves were above U.S.$200.0 billion (U.S.$239.1 billion as of December 31, 2009), demonstrating a significant increase as compared to 2008.

Following a 0.2% decrease in GDP in 2009, the Brazilian economy improved in 2010 with a growth of approximately 7.5%. This economic recovery was due in part to a strong domestic market expansion. Income transfer policies, a continuous increase in the minimum wage and growth in employment levels and credit also contributed to this recovery. Household consumption was estimated to have increased by 7.9% which, together with long-term investment, were the main factors for strong aggregate demand performance in 2010. Gross fixed capital grew 25.59% in 2010, reaching an investment rate of 18.4%.

The official inflation rate, measured by IPCA, reached a high of 5.90%, which was influenced by internal and external factors. Internally, seasonal factors in the agricultural supply and demand growth for goods and services put pressure on the inflation index. External pressures associated with rising prices of major agricultural commodities and metals also impacted the inflation index.

As for monetary policy, the Central Bank, in response to the worsening of the international financial crisis, sought to normalize liquidity conditions in the economy, raising the reserve requirements rate from 15.0% to 20.0%. The Selic rate increased by 2.0% in 2010, from 8.65% to 10.67%.

With regard to the Brazilian balance of trade in 2010, Brazil posted a surplus of U.S.$20.3 billion, with exports totaling U.S.$201.9 billion (32.0% higher than in 2009), mainly due to the recovery of the world economy and an increase in commodity prices. Imports amounted to U.S.$181.6 billion in 2010 compared to U.S.$127.7 billion in 2009, an increase of 42.2%. This growth was driven by the appreciation of the real and the growth of domestic demand.

The balance of payments reached a surplus of U.S.$49.1 billion in 2010 and U.S.$42.9 billion in the first semester of 2011. The current account presented a deficit of U.S.$47.4 billion in 2010 and U.S.$25.5 billion in the first semester of 2011 (which equates to 2.27% and 1.13% of GDP, respectively), compared to the deficit of U.S.$24.3 billion, or

1.52% of GDP, recorded in 2009. Net inflows of foreign direct investment reached a record value of U.S.$48.5 billion in 2010, an increase of 86.8% compared to the previous year’s outcome and U.S.$32.5 billion in the first semester of 2011. Foreign portfolio investment showed net inflows of U.S.$67.8 billion in 2010, 31.0% higher than in 2009 and showed net inflows of U.S.$11.6 billion in the first semester of 2011, 49.0% lower than in the same period of 2010.

The exchange rate in 2010 experienced low volatility, especially when compared to the previous two years. However, the heavy influx of capital has exerted strong pressure on the exchange rate. As a result, the real/U.S. dollar exchange rate increased in 2010 from R$1.72 to R$1.66/1.00.

The Central Bank’s policies with respect to both the spot and futures markets have caused international reserves to grow 17.0%, totaling U.S.$288.6 billion in December 2010.

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the periods indicated:

	Year Ended December 31,
	2010		2009		2008
GDP growth rate		7.49%		(0.20)%		5.10%
Inflation (IGP-M)		11.32%		(1.71)%		9.81%
Inflation (IPCA)		5.72%		4.31%		5.90%
Appreciation (depreciation) of the real vs. the U.S. dollar		4.31%		25.50%		(31.93)%
Period-end exchange rate – U.S.$1.00	R$	1.66	R$	1.741	R$	2.3370
Average exchange rate – U.S.$1.00	R$	1.756	R$	1.997	R$	1.8374

Sources: Fundação Getúlio Vargas, Ipeadata Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

Electricity consumption in Brazil registered an increase of 7.8% in 2010, slightly higher than the GDP growth rate for the same period of 7.5%. All consumer classes showed growth in electricity consumption, particularly the industrial class, whose consumption rate increased by 10.6%. The consumption rates of residential and commercial consumers increased by 6.3% and 5.9%, respectively.

After a decrease in industrial production in the last quarter of 2008 and the economic downturn in 2009, 2010 showed a strong recovery in industrial production, which positively impacted industrial consumption of electricity. The southeast region of Brazil showed the largest growth in industrial consumption, with growth rates of 13.1%.

The electric power consumption in Brazil by geographic region is presented below:

Energy Consumption in the Network (GWh):

Consumption Class					2010	2009	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	5,918	13,069	3,489	3,438	25,914	24,083	7.6
Northeast	19,280	29,422	10,286	12,005	70,993	65,244	8.8
Southeast	56,781	103,731	38,118	26,478	225,108	207,737	8.4
South	17,079	30,884	11,723	11,117	70,803	66,729	6.1
Center-West	8,101	6,638	5,471	5,990	26,199	24,896	5.2

Source: Permanent Committee of Analysis and Monitoring of Electric Power Market – Copam/EPE.

Itaipu

Itaipu, the world’s largest hydroelectric plant, is jointly owned by Brazil and Paraguay and was established and is operated pursuant to a treaty between those countries. The treaty also establishes how Itaipu’s results of operation will be recorded, both by Itaipu Binacional, the company that operates Itaipu, and by us when we consolidate Itaipu Binacional’s results of operations. In compliance with the requirements of IFRS, we consolidate the results of Itaipu.

Pursuant to the Itaipu treaty, we are required to sell not only the 50.0% of electricity produced by Itaipu that, through us, Brazil owns, but also that part of Paraguay’s share of electricity not used by Paraguay. As a result we sell approximately 95.0% of the electricity produced by Itaipu. Articles 7 and 8 of Law No. 5,899 of July 5, 1973 set out the framework which distribution companies use to calculate the total amount of energy purchased from Itaipu.

While Itaipu produces a large amount of electricity (accounting for 33.5% of the electricity that we sold in 2010, compared to 35.5% in 2009 and 37.1% in 2008), the Itaipu treaty requires that sales of Itaipu electricity be made on a no-profit basis, with no net effect on our results of operations.

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

Although the operations of Itaipu do not affect our net operating result, they significantly impact several line items in our financial statements. In particular, Itaipu’s operating results affect the “electricity purchased for resale” line item, as most of the amounts in that line item represent energy produced by Itaipu. This amount, which after consolidation represents only the Paraguayan portion of the Itaipu energy, would be much higher if we did not consolidate the Brazilian portion of the energy produced by Itaipu. Additionally, because the financial statements of Itaipu Binacional are prepared in U.S. dollars and translated to reais at the exchange rate published by the Central Bank at period end, any movement in the exchange rate between the real and the U.S. dollar can have a major impact on the “Foreign exchange and monetary gain” component of the line item “Financial income (expense), net.” Royalties paid by Itaipu account for a large proportion of the line item “Financial income (expense), net” and debt related to Itaipu accounts for a significant portion of the “Financial expense” component of “Financial income (expense), net.”

Pursuant to Law No. 11,480/2007, we were able to apply an “adjustment factor” to any financial contracts entered into between us and Itaipu and any credit assignments entered into between us and the Brazilian Federal Treasury prior to December 31, 2007. The aim of this “adjustment factor” was to offset the impact of the rate of inflation in the United States on the U.S. dollar payments. Accordingly, this “adjustment factor” measures the rate of inflation by reference to the consumer price index (CPI) and another index which tracks changes in industry prices. This law was repealed and Decree No. 6,265 of November 22, 2007 came into force which determines that a rate equivalent to the previous “adjustment factor” is to be passed on to consumers on an annual basis. We apply the adjustment factor to the entire Itaipu loan even though we are only responsible for 30% of the total amount. We account for the remaining amount of the loan as offsetting “Reimbursement rights” in our income statement.

For our 2008 financial year, we started recording any gains or losses made with respect to the U.S. rate of inflation as part of our line item “Net Operating Revenue – Electricity Sales.” Any amounts not yet recorded in our line item “Net Operating Revenue – Electricity Sales” are recorded under “Reimbursement rights” presented in non-current assets. “Reimbursement rights” amounted to R$1.9 billion as of December 31, 2010 (U.S.$1.1 billion), compared to R$1.8 billion (U.S.$1.03 billion) as of December 31, 2009. We have credits which allow us to delay the inclusion of all of the “Reimbursement rights” until 2023. We will account for the balance of “Reimbursement rights” in installments to the National Treasury. For further information relating to how we account for our reimbursement rights, see Note 19 to our financial statements.

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

Eletrobras Eletronorte

For many years our subsidiary Eletrobras Eletronorte was used as a vehicle for the development of Brazil’s northern region, functioning in some ways as a development agency. In particular, it has supplied electricity pursuant to supply contracts at prices which did not cover its costs. We began to re-negotiate these supply contracts, which are mainly with companies in the aluminum smelting industry, in 2004 with the aim of revising the tariffs to cover Eletrobras Eletronorte’s operating costs and gradually pay off its debts. Eletrobras Eletronorte entered into a contract on May 11, 2004 to sell electricity to ALBRAS to provide electrical energy for ALBRAS’ industrial operations, priced on the basis of the international aluminum price. This contract came into effect on June 1, 2004. ALBRAS may terminate the contract with two years’ notice if they elect to discontinue production or start using their own resources for power generation. ALBRAS is not required to pay any amounts related to termination. The total term of this contract is 20 years and the contract includes an energy prepayment of R$1.2 million. See Note 23 of the Financial Statements.

One of the main sources of income of Eletrobras Eletronorte derives from the Hydroelectric plant of Samuel, whose initial concession expired in September 2009. On July 18, 2006, Eletrobras Eletronorte requested from ANEEL an extension of such concession, which was granted on March 11, 2010 for an additional 20 years.

For 2010 the net gains attributable to Eletrobras Eletronorte amounted to R$139.8 million, compared to gains of R$584.5 million in 2009 and losses of R$2,425 million in 2008.

The significant increase in Eletrobras Eletronorte’s losses in 2008 was primarily a result of changes in accounting policies with respect to impairments. As part of this change, we recorded as provision for the impairment of assets in an amount of R$649 million in compliance with IAS 36. This amount comprised, significantly, a provision in the Samuel plant due to its expiring concession. As mentioned above, ANEEL extended the concession of Samuel for an additional 20 years as from 2010. As a result of the extension, Eletrobras Eletronorte reverted the provision made in 2008.

Regulated Distribution Tariffs

For 2010, 10.89% of our net revenues were derived from the distribution of electricity. The distribution companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated and adjusted by ANEEL only in accordance with the process set out in “Item 4.B Business Overview—The Brazilian Power Industry—Distribution Tariffs”.

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

Investments in Associates

Whenever necessary, the Financial Statements of our associates are adjusted so as to align their accounting policies, assumptions and judgements to those established by the Company, which apply the equity method of accounting in compliance with IAS 28.

Impairment

In compliance with IAS 36 “Impairment of Assets,” we analyze the recoverability of the book value of our assets annually, and as and when required. If we find evidence that an asset might not be recoverable, we estimate the chances of its recoverability. When the residual accounting value of the asset exceeds the recoverable value of such asset, we revaluate the asset downwards, with such resulting amount being known as an impairment. This impairment is then recognized as a provision for the period. If it is not possible to estimate the recoverable amount of an individual asset, we estimate the probability of recovery of the cash generating unit to which such asset belongs. When using this technique, we discount the estimated future cash flows to present value based on a discounted rate before tax which reflects the market conditions, current money value and specific risks related to such asset group. The recoverable value of an asset or such cash generating unit is reviewed periodically. Such reversal will have a impact on our income statement and as well as the book value of the relevant asset or cash generating unit.

Reserves for Contingencies

We are party to certain legal proceedings. Apart from the compulsory loans, we record provisions in compliance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” which provides that an estimated loss should be recorded when the information available before publication of our applicable financial statements indicates a probability that a future event may give rise to the devaluation of any asset or upon identification of a liability incurred and such liability can be estimated. In compliance with IAS 37, we do not record a provision if the chance of loss in a claim is “remote” or “reasonably possible”. In addition, we do not record provisions for administrative proceedings when those provisions have reached court. We account for the costs which may arise from resolving legal proceedings as discussed under “Risk Factors relating to the Company”. In calculating these accruals, we consult outside and internal counsel that represent us in these proceedings, and our estimates are based on an analysis of possible results, taking into account the applicable litigation and settlement strategies. We request quarterly an inventory of the proceedings being handled by our outside legal counsel that identifies the cases where we have potential losses. Accounting for contingencies requires significant judgment by our management concerning the estimated probabilities and ranges of exposure to potential liability. This is particularly true in the context of the impact of Brazilian tax legislation on us because such legislation has historically proved uncertain in scope and application.

Employee Benefits

We sponsor a defined benefit pension plan that covers almost all of our employees. The actuarial liabilities related to this plan are accounted for in compliance with IAS 19, “Employee Benefits” and are valued by an independent actuary. In addition, we and some of our subsidiaries have also established post retirement health care plans and subsidize whole life insurance premiums for “Post retirement Benefits other than Pensions”. Estimates of the evolution of medical attendance costs, and biometrical and economical hypotheses, as well as historical information on incurred expenses and employees’ contributions are also taken into consideration.

Derivatives

In compliance with IAS 39 “Financial Instruments: Recognition and Measurement,” we accounted for derivatives at fair value based on market standard valuation techniques of marking to market. We calculate the close out value of each derivative at maturity based on: (i) the current spot rate; (ii) the domestic interest rate for Brazilian reais quoted for future interbank deposits; and (iii) the domestic interest rate for U.S. dollars, or the coupon rate. We then compare the result of this calculation with the price negotiated for each derivative, enabling us to estimate a future gain or loss, which we discount to present value by using the fixed interest rate for Brazilian reais quoted for future interbank deposits. Any gains or losses are recorded as financial income or expenses, respectively, for the period.

Recovery Costs for Environmental Damage

We incur certain costs to reduce the impact that our operational activities have on the environment. These costs includes those for decommissioning, which involves a series of measures to safely discontinue the operations of our nuclear facilities (Angra I and Angra II) with the objective of reducing residual radioactivity levels. We apply IAS 37 and IFRIC Interpretation 1 “Changes in Existing Decommissioning Restoration and Similar Liabilities,” in accounting for these costs. IAS 37 requires entities to record the fair value of a legal obligation for an asset retirement obligation in the period in which it is incurred. When a new legal obligation is incurred, the entity is required to capitalize the costs of the obligation by increasing the carrying amount of the related long lived asset. The obligation is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. For example, in the case of nuclear decommissioning, IAS 37 requires us to record the full fair value of the decommissioning obligation and a corresponding asset, which will then be depreciated over the remaining expected service lives of each plant’s generating units. Our management must exercise considerable judgment in exercising this policy and the following factors are relevant in such decision making: (i) our estimates must cover costs that are incurred over a long period of time and so our management must consider inherent uncertainties such as changes in laws and the level of nature of our operations; and (ii) IAS 37 requires that we assume the probabilities of projected cash flows and long term positions in relation to inflation and then determine the credit adjusted to interest rate without risk and premiums on market risks not applicable to operations. In addition, possible changes in estimates may give rise to a significant impact on net income because these costs are discounted to present value over a long period of time.

Calculation basis for indemnification by the grantor of public utility concessions

Our financial statements are prepared under the assumption that our concessions are subject to forfeiture at the end of the concession contract period, while we are granted the right to receive full indemnification from the grantor for investments not yet recovered. We have recently evaluated the various legal and regulatory interpretations of the calculation basis for indemnifiable amounts for forfeited concessions. Based on the contractual provisions of our concessions and on legal and regulatory interpretations, we, supported by the opinion of an independent legal advisor, prepared our financial statements under the assumption that we would be indemnified for each concession at the residual book value of the concession upon its termination. This decision affected the calculation basis for assets used in our generation segment which have contractual indemnification clauses as well as any assets within our electricity transmission and distribution segments that fall within the scope of IFRIC-12.

Taxes on Income

We account for income taxes in compliance with IAS 12 , “Income Taxes”. IAS 12 provides that we recognize the effects of deferred tax losses and temporary differences in our consolidated financial statements. We recognize a valuation allowance when we believe there is a higher probability that we will not fully recover tax credits in the future. This requires us to carry out estimates on our current tax exposure and assess the temporary differences resulting from the different treatment given to certain items for tax and accounting purposes. These differences give rise to deferred asset and liability taxes, which are presented in our consolidated balance sheet. Accordingly, we assess the probability that our deferred tax credits will be recovered from future taxable income. In the event that we believe that such recovery will not be probable, we recognize a valuation allowance and also recognize a tax expense in our income statement. Any reduction of the valuation allowance leads to recognition of a tax benefit in our income statement. The determination of our provision for income tax or deferred asset and liability income taxes requires significant estimates and judgments by our management. For each future tax credit, we assess the probability that the related tax asset will not be recovered in whole or in part.

Description of Principal Line Items

Operating Revenues

Electrical Energy Sales

We derive our revenues from the generation, transmission and distribution of electricity, as set out below:

•

revenues in our generation segment derive from the commercialization and sale to distribution companies and free consumers of electricity that we have generated (including the electricity generated by our share of the Itaipu project) and the resale of electricity from Paraguay’s share of the Itaipu project not used in Paraguay. Revenues from our electricity generation segment are recorded based on the output delivered at rates specified under contract terms or prevailing regulatory rates;

•

revenues from our transmission segment derive from the construction, operation and maintenance of transmission networks for other electricity concessionaires and certain revenues arising from applying inflation and other indexes to the value of our investments. Revenues received from other concessionaires using our basic transmission network are recognized in the month that the services are provided to the other concessionaires. These revenues are fixed each year by the Brazilian Government. These revenues also include as financial revenue the value calculated over receivables registered as financial assets (formerly recorded as “Property, Plant and Equipment”), based on fees calculated from the receipt of annual permitted revenues (Receita Anual Permitida), or RAP (which is based on gross RAP minus the amount allocated for operations and maintenance revenue) until the concession agreements for energy transmission services terminate; and

•

revenues in our distribution segment derive from the sale to end consumers of electricity that we purchase from generation companies and also some electricity that we generate in thermal plants in certain isolated areas in the north region of Brazil for distribution, as well as certain revenues from the construction, operation and maintenance of distribution networks. Electricity distribution sales to final customers are recognized when power is provided. Invoices for these sales are rendered on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, if any, are recognized in the following month.

A very large proportion of our revenues, in any given year, derives from the sale or resale of electricity from Itaipu. However, the Brazil and Paraguay treaty pursuant to which Itaipu operates provides that these activities must have no effect on our net income.

Other Operating Revenues

Other operating revenues derive from charges imposed on end consumers for late payments in respect of electricity sold in our distribution segment and, to a lesser extent on other operating revenues that are not attributable to our distribution, generation or transmission segments, which we record under our “corporate” segment. These mainly include fees for the administration of the RGR Fund and other governmental funds. We also derive other operating revenues from telecommunication companies using certain parts of our infrastructure to install telecommunication lines.

Taxes on Revenues

Taxes on revenues consist of Imposto sobre a Circulação de Mercadorias e Serviços—ICMS (or VAT), a sales tax charged on gross revenues. We are subject to different VAT rates in the different states in which we operate, with the VAT rates ranging from 7.0% to 27.0%. Pursuant to applicable regulations, we are not liable for any taxes or revenues in our transmission segment.

Additionally, we are subject to two federal taxes imposed on the gross revenues of corporate entities: the Program of Social Integration (Programa de Integração Social) – PIS/PASEP and Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social) – COFINS.

Regulatory Charges on Revenues

These deductions from gross revenues comprise payments made to the CCC Account, the RGR Fund, the CDE Account, PROINFA and similar charges levied on electricity sector participants. Regulatory charges are calculated in accordance with formulas established by ANEEL, which differ according to the type of sector charges, and thus there is no direct correlation between revenues and sector charges.

Operating Costs and Expenses

Personnel, Supplies and Services

Our operating costs and expenses related to personnel, supplies and services primarily consist of daily administrative expenses for employees, equipment and infrastructure, as well as expenses related to outsourcing security, maintenance and external consultants and advisors. Due to the diverse nature of these expenses, we apply certain subjective criteria to allocate such expenses to our operational activities. These expenses do not account for raw materials used to generate power.

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

Fuel for Electricity Production

The cost of fuel is a significant component of our operating expenses. These costs, however, are subsequently reimbursed from the CCC Account, pursuant to Law No. 12,111.

Use of the Grid

These costs represent charges for transmission of energy over the power lines of third parties.

Interest Payments and Penalties

These costs represent interest payments in respect of our financing with third parties as well as potential penalties for late payments.

Depreciation and Amortization

This represents depreciation and amortization for our property, plant and equipment. We record property, plant and equipment as construction or acquisition costs, as applicable, less accumulated depreciation calculated based on the straight-line method, at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs that extend the useful lives of the related assets are capitalized, while other routine costs are charged to our result of operations. Interest relating to debt obtained from third parties incurred during the construction period is capitalized.

Operating Provisions

This reflects provisions we make in respect of: (i) legal proceedings to which we are party; (ii) allowances for doubtful accounts and impairments; and (iii) decommissioning costs, which are the costs associated with decommissioning of nuclear facilities (i.e. the safe retirement of nuclear facilities).

Deferred Loss from Itaipu

As discussed above in “—Principal Factors affecting our Financial Performance—Itaipu”, the net effect of the results of operations of Itaipu is recorded in this line item and the accumulated effects of Itaipu operations, net of compensation through tariff adjustments, is carried on our balance sheet as a current and noncurrent asset under “Financial asset – Itaipu”.

Donations and Contributions

This reflects expenses relating to investments in new information technology and research and development, as well as investments in cultural programs and sponsorships.

Other Operating Costs

Our other operating costs comprise a number of miscellaneous costs that we incur as part of our day-to-day operations. The most significant components are: (i) costs of leasing goods such as generation units for the Isolated System; (ii) costs of operations and maintenance of our facilities that provide for electricity services; (iii) telecommunication costs comprising primarily costs incurred for telephone and internet services; (iv) insurance costs, including insurance for our facilities and property; and (v) costs of disposal of assets, primarily transformers.

Results of Equity Interests

Results arising from the equity adjustment for our interests in other companies.

Financial Income (Expenses), Net

Financial Income

This reflects interest income and commissions we receive from loans we made in accordance with the provisions of Brazilian law that permitted us to act as a lender to certain public utility companies (see “Item 4.B, Business Overview—Lending and Financing Activities” for a description of our outstanding loans to other Brazilian utility companies).

Financial Expenses

This principally reflects payments of dividends to our shareholders, as well as debt and leasing expenses. This also reflects the U.S. dollar/real exchange rate variation relating to Itaipu.

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

A. Operating Results

The following table shows our revenues and operating expenses as a percentage of net operating revenues:

	Year Ended December 31,
	2010	2009
Revenues
Electricity sales:
Distribution	13.9%	14.3%
Generation	74.0%	75.5%
Transmission	23.5%	21.9%
Other operating revenues	4.5%	5.2%
Taxes on revenues	(10.3)%	(11.1)%
Regulatory charges on revenues	(5.7)%	(5.7)%

Net operating revenues	100%	100.0%
Expenses
Operating expenses	(86.0)%	(89.3)%
Financial expenses, net	(1.4)%	(15.7)%
Gains on results of affiliated companies	2.5%	6.8%
Income before income tax and social contribution	15.1%	1.8%
Income taxes	(5.6)%	3.6%
Minority interests	(1.1)%	(1.5)%

Net income	8.4%	3.9%

Consolidated Results

This section is an overview of our consolidated results of operations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2010 increased R$3,608 million, or 15.6%, to R$26,749 million from R$23,140 million in 2009. This increase was due to:

•

an increase of R$1,908 million, or 11.9%, in revenues from our generation segment resulting from an increase in tariffs and the fact that new generation plants, including Serra do Facão, Retiro Baixo and Foz do Chapecó, which began operations in 2010;

•

an increase of R$1,272 million, or 27.6%, in revenues from our transmission segment, primarily due to an increase in revenues from our SPE subsidiaries as a result of the construction on new transmission lines by our SPEs; and

•

an increase of R$415 million, or 16.6%, in revenues from our distribution segment, as a result of an increase in construction revenues as a result of new assets, principally transmission lines and substations, commencing operation in our transmission segment.

Operating Costs and Expenses

Operating costs and expenses for 2010 increased by R$2,347 million, or 11.4%, to R$23,008 million in 2010 from R$20,661 million in 2009. As a percentage of net operating revenues, operating costs and expenses decreased to 86.0% in 2010, from 89.3% in 2009. The primary drivers of the increase in operating costs and expenses were:

•

a R$1,230 million, or 71.3%, increase in construction expenses to R$2,953 million in 2010 from R$1,724 million in 2009, mainly due to an increase in capital expenditures relating to transmission infrastructure projects, including the Rio Madeira and the Tucuri – Manaus transmission lines.

•

a R$884 million, or 13.6%, increase in personnel, supplies and services costs to R$7,371 million in 2010 from R$6,486 million in 2009, mainly due to an increase in the number of employees, an increase in incentive payments to certain employees as an inducement for early retirement, as well as an increase in average salaries, due to a new collective bargaining agreement; and

•

a R$734 million, or 20.5%, increase in electricity purchased for resale to R$4,315 million in 2010 from R$3,581 million in 2009, principally due to the fact that the operations of a number of our new generation plants, which were scheduled to begin in 2010, were delayed to 2011, resulting in the need to purchase electricity on the spot market.

Increases in these costs and expenses were partially offset by:

•

a R$611 million, or 28.5%, decrease in operating provisions to R$1,529 million in 2010 from R$2,140 million in 2009, mainly due to the reversal of a provision of R$576 million, which we made at the holding company level in 2009, by Eletrobras Amazonas Energia following a favorable court ruling, which remains subject to appeal.

Financial Income (Expenses), Net

Financial income (expenses), net was an expense of R$364 million in 2010 compared to an expense of R$3,638 million in 2009. This decrease was mainly due to a R$3,274 million, or 90.0%, decrease in expenses as a result of the appreciation of the value of the real against the U.S. dollar, which decreased Itaipu’s dollar-denominated financial expenses when measured in reais.

Equity Investments

Equity investments decreased R$902 million, or 57.4%, from R$1,571 in 2009 to R$670 in 2010 reflecting a decrease in revenues of our affiliated companies in 2010.

Income Taxes and Social Contribution

Income taxes and social contribution increased by R$2,331 million, or 278.6%, to an expense of R$1,494 million in 2010 from a credit of R$837 million in 2009. The increase was primarily a result of the appreciation of the value of the real against the U.S. dollar which increased the amount of interest payments received from Itaipu as our loans to Itaipu are denominated in U.S. dollars. This increase in interest payments increased income, which in turn increased the amount of income tax and social contribution owed.

Minority Interest

Minority interest decreased R$34 million, or 9.9%, to an expense of R$305 million in 2010 from an expense of R$339 million in 2009, due to the fact that Eletrobras Eletrosul and Eletrobras Eletronorte increased their equity participations in certain special purpose companies, which decreased our minority interest expense. For a further description of our equity participations in special purpose companies, see “Business—Lending and Financing Activities—Equity Participation.”

Net Income

As a result of the factors discussed above, our net income for 2010 increased R$3,159 million or 146.6% to a profit of R$2,248 million from a loss of R$911 million in 2009.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased R$415 million, or 16.6%, to R$2,913 million in 2010 from R$2,498 million in 2009 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$415 million, or 12.6%, to R$3,713 million in 2010 from R$3,298 million in 2009. This increase was due to a 6% increase in the volume of electricity sold due to an increase in demand as well as an increase in the inflation index applied to those sales.

Other Operating Revenues

Other operating revenues increased R$82 million, or 76.1%, to R$190 million in 2010 from R$108 million in 2009 principally due to the fact that our distribution companies received increased rental payments from renting out its telecommunications lines to third parties.

Taxes on Revenues

Taxes on revenues increased R$23 million, or 2.9%, to R$839 million in 2010 from R$815 million in 2009 primarily as a result of our increased gross revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues” above.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$60 million, or 64.4%, to R$152 million in 2010 from R$92 million in 2009 primarily as a result of our increased gross revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues” above.

Operating Costs and Expenses

Operating costs and expenses for the distribution segment increased R$547 million, or 19.7%, to R$3,316 million in 2010 from R$2,770 million in 2009. The primary components of this increase were:

•

a R$352 million, or 112.3%, increase in construction expenses to R$665 million in 2010 from R$313 million in 2009. This increase was due to an increase in our capital expenditures relating to the improvement of our distribution network;

•

a R$171 million, or 22.8%, increase in personnel, supplies and services expenses to R$922 million in 2010 from R$751 million in 2009. This increase was mainly due to an increase in the number of employees, an increase in incentive payments to certain employees as an inducement for early retirement, as well as an increase in average salaries, due to a new collective bargaining agreement; and

•

a R$49 million, or 68.2%, increase in grid utilization expenses to R$121 million in 2010 from R$72 million in 2009. This increase was due to an increased use of third party transmission lines and an increase in costs associated with this use.

These increases were partially offset by:

•	a R$31 million, or 9.9%, decrease in other operating expenses.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment increased R$1,908 million, or 11.9%, to R$17,914 million in 2010 from R$16,007 million in 2009 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$2,336 million in 2010, or 13.4%, to R$19,803 million in 2010 from R$17,467 million in 2009 due to an increase in tariffs and the fact that new generation plants commenced operations during 2010.

Other Operating Revenues

Other operating revenues for the generation segment decreased R$221 million, or 22.9%, to R$746 million in 2010 from R$967 million in 2009 primarily due to the purchase of infrastructure materials including transmission poles.

Taxes on Revenues

Taxes on revenues increased R$133 million, or 8.6%, to R$1,678 million in 2010 from R$1,545 million in 2009 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues” above.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$75 million, or 8.4%, to R$958 million in 2010 from R$884 million in 2009 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues” above.

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased R$1,653 million, or 15.3% to R$12,480 million in 2010 from R$10,827 million in 2009. The primary components of this increase were:

•

a R$744 million, or 28.6%, increase in electricity purchased for sale to R$3,340 million in 2010 from R$2,597 million in 2009, mainly due to fact that operation of our Candiota III thermal plant was delayed resulting in the need to purchase electricity on the spot market;

•

a R$321 million, or 35.2%, increase in grid utilization expenses to R$1,234 million in 2010 from R$913 million in 2009, due to an increased use of third party transmission lines and an increase in costs associated with this use; and

•

a R$470 million, or 17.2%, increase in personnel, supplies and services expenses to R$3,202 million in 2010 from R$2,732 million in 2009. This increase was mainly due to an increase in the number of employees, an increase in incentive payments to certain employees as an inducement for early retirement, as well as an increase in average salaries, due to a new collective bargaining agreement.

Increases in these costs and expenses were partially offset by:

•

a R$101 million, or 8.5%, decrease in remuneration and reimbursements expenses from R$1,188 in 2009 to R$1,087 in 2010, due to a decrease in the total volume of energy generated to 229,944,139 MW in 2010 from 241,295,704 MW in 2009 and a decrease in royalty payments.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased R$1,272 million, or 27.6%, to R$5,879 million in 2010 from R$4,607 million in 2009 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$1,232 million in 2010, or 24.3%, to R$6,297 million in 2010 from R$5,065 million in 2009 as a result of an inflation adjustment to the fixed transmission tariff set by the Brazilian Government and the operation and construction of new transmission lines in 2010, including the Rio Madeira and Tucuruí – Manaus transmission lines.

Other Operating Revenues

Other operating revenues for the transmission segment increased R$121 million, or 116.9%, to R$224 million in 2010 from R$103 million in 2009 principally as a result of an increase in leases of fixed assets, including poles used to transmit broadband.

Taxes on Revenues

Taxes on revenues increased R$17 million, or 7.7%, to R$237 million in 2010 from R$220 million in 2009 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues” above.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$63 million, or 18.4%, to R$404 million in 2010 from R$341 million in 2009 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues” above.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased R$1,109 million, or 24.6%, to R$5,613 million in 2010 from R$4,504 million in 2009. The primary components of this increase were:

•

a R$781 million, or 57.3%, increase in construction expenses to R$2,143 million in 2010 from R$1,362 million in 2009, mainly due to an increase in costs relating to the construction of the Rio Madeira and the Tucuruí – Manaus transmission lines;

•

a R$157 million, or 6.4%, increase in personnel, supplies and services costs to R$2,612 million in 2010 from R$2,455 million in 2009, mainly due to an increase in the number of employees, an increase in incentive payments to certain employees as an inducement for early retirement, as well as an increase in average salaries; and

•	a R$90 million, or 85.1%, increase in profit sharing to R$196 million in 2010 from R$106 million in 2009 due to an increase in our overall profits.

Increases in these costs and expenses were partially offset by:

•	a R$322 million, or 70.1%, decrease in other operating costs to R$137 million in 2010 from R$459 million in 2009 related to decreases in corporate costs and the payment of rent and equipment.

B. Liquidity and Capital Resources

Our principal sources of liquidity derive from the cash generated by our operations and from loans received from various sources, including the RGR Fund (established to compensate electricity concessionaires for uncompensated expenses when the concessions ended as described more fully in “—Principal Factors Affecting our Financial Performance—Our Role in Administering Brazilian Government Programs”), loans from third parties, including certain international agencies, and realizations of various investments we have made with Banco do Brasil S.A., with whom we are required by law to deposit any surplus cash assets. In addition, on July 23, 2009 we issued U.S.$1 billion 6.875% notes due in 2019.

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

From time to time, we consider potential new investment opportunities and we may finance such investments with cash generated by our operations, loans, issuances of debt and equity securities, capital increases or other sources of funding that may be available at the relevant time. At present we have the ability to fund up to R$4.0 billion of capital expenditure out of existing resources without the need to access the capital markets. Those funds represent a portion of the revenues we have generated from our sales of electricity and the interest we have received from our lending activities.

Cash Flows

The following table summarizes our net cash flows for the periods presented:

	For the Year Ended December 31,
	2010	2009
	(in R$ thousands)
Net Cash Flows:
Provided by operating activities	7,643,910	8,809,027
Provided by (used in) investing activities	(7,134,922)	(4,238,265)
Provided by (used in) financing activities	93,888	(1,480,936)

Total	602,875	3,089,826

Cash Flow from Operating Activities

Our cash flows from operating activities primarily result from:

•	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices; and

•

restricted deposits for legal proceedings in cases where we are a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court. Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In 2010, our cash flows from operating activities decreased R$1.2 billion, from a R$8.8 billion in 2009 to negative R$7.6 billion in 2010. This variation was due to property acquisitions for our generation, transmission and distribution lines and an increase in capital in the SPEs.

Cash Flows from Investing Activities

Our cash flows from investing activities primarily reflect:

•	restricted investments, being the surplus cash we are required to either deposit with Banco do Brasil S.A. (or in certain other investments issued by the Brazilian Government);

•	investment acquisitions, being partnerships we enter into with third parties in the private sector in relation to the operation of new plants;

•	acquisitions of fixed assets, being primarily investments in equipment necessary for operational activities; and

•	Income derived from the following:

(i)	CFT-E1 bonds issued by the Brazilian Government: these bonds are indexed to the IGP-M, bear no interest and are due in August 2012.

(ii)	NTN-P bonds issued by the Brazilian Government: these bonds are indexed by the TR, a monthly reference index published by the Central Bank, bear annual interest of 6.0% and mature on varying dates beginning in February 2012.

(iii)	Equity participation in the following companies: (i) Rede Lajeado Energia S.A., (ii) EDP Lajeado Energia S.A., (iii) CEB Lajeado S.A., and (iv) Paulista Lajeado Energia S.A. We receive dividends from these equity interests based on the annual profits earned by each company.

(iv)	Deferred regulatory assets, primarily from accumulated profits and losses of Itaipu’s operations, net of compensation through tariff increases.

In 2010, our cash flows from investing activities decreased R$2.9 billion, or 68.3%, from negative R$4.2 billion in 2009 to negative R$7.1 billion in 2010. This variation was due to the (i) lowering of the Advances for Future Capital Increases (“Adiantamentos para Futuros Aumentos de Capital”), which includes amounts we invest in our SPEs, and , (ii) increase in expenses for the acquisition of fixed assets.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily reflect interest income we receive from short-term and long-term loans made to non-affiliated companies that operate in the Brazilian electricity sector.

In 2010, our cash flows from financing activities increased R$1,574.824 million, or 106.6%, from negative R$1,480.936 million in 2009 to an inflow of R$93.888 million in 2010. This variation was mainly due to an increase in long-term borrowings for our SPEs as a result of our expansion plans.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2010, our balance sheet reflected retained reserves of R$43.6 billion, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration (see “Item 8.A, Consolidated Financial Statements and Other Information—Policy on dividend distribution”).

Capital Expenditure

In the last five years, we have invested an average of R$4.1 billion per year in capital projects. Approximately 47.9% was invested in our generation segment, 34.1% in our transmission segment and the balance in our distribution segment and other investments.

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

According to the EPE 10 Year Plan, it is estimated that Brazil will have 142,202 km of transmission lines and 171,138 MW of installed generation capacity by 2020. These investments will represent approximately R$220 billion. As the current largest player in the market, we expect to participate in the majority of these new investments. In accordance with the EPE 10 Year Plan, we believe that over the next ten years we will invest an average of approximately R$22 billion per year. For these investments, we expect to use the funding derived from our net cash flow as well as from accessing national and international capital markets and through bank financing.

Our capital expenditures in 2009 and 2010 were $5,279.0 million and R$6,256.0 million, respectively.

C. Research and Development, Patents and Licenses

Research and Development

Our research and planning activities are carried out by Cepel, a non-profit entity created in 1974 with the objective of supporting the technological development of the Brazilian electricity sector. We are the primary sponsor of Cepel and participate in coordinating environmental planning and energy conservation programs. Cepel’s clients are our operating subsidiaries (including Itaipu and Eletrobras Eletronuclear) and other Brazilian and foreign electric utilities. Cepel’s activities aim to achieve high quality standards and productivity in the electricity sector through technological research and development. Cepel has a network of laboratories to undertake its activities, and maintains technical co-operation agreements with several international electrical energy research and development institutions. Cepel prioritizes strategic and structuring projects, with its activities concentrated in five departments:

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

•

Installation and Equipment Department: this department focuses on the development of technologies to refine equipment used in generation, transmission and distribution of electrical energy (computer models, testing and measuring techniques, monitoring and diagnosis systems); and

•

Energy Optimization and Environment Department: this department focuses on the development of methodologies and computer programs for the planning of expansion and operation of interconnected hydrothermal systems and on integrated evaluation of environmental issues.

We have a central group survey center that performs scientific studies, measurements, specialist analysis and other tests and analysis that are relevant to our core operations. This center has a certification from the Instituto Nacional de Metrologia (the Brazilian National Metrology Institute) that allows it to certify electrical equipment. Cepel also focuses on the development of energy efficiency projects including those relating to the generation of electricity from renewable sources such as solar and wind power. As part of this focus, Cepel’s structure includes the following projects: (i) the Centro de Referência para Energia Solar e Eólica Sérgio de Salvo Brito (National Reference Center for Solar and Wind Powered Energy of Salvo Brito); (ii) the Casa Solar Eficiente (Solar Efficient House); and (iii) the Centro de Aplicação de Tecnologias Eficientes (Center for the Application of Efficient Technologies).

Patents and Licenses

Among others, we have registered “Eletrobras” as a trademark with the Instituto Nacional de Propriedade Industrial – INPI. Further, Cepel has twenty-seven patents, Eletrobras Eletronorte thirty-seven patents, Eletrobras Eletrosul has two patents and Eletrobras Furnas has nine patents registered with the INPI relating to equipment and manufacturing processes.

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

•

participation in future auctions will allow us to grow: we expect to participate in an increasing number of future new energy auctions, as well as new transmission auctions, and will, accordingly need to invest in new power generation plants (hydroelectric, wind, biomass and thermal) and new transmission lines in order to expand the existing grid and keep our current market share. We also believe that by focusing on generation and transmission, we will be able to maximize profits by improving efficiency in our existing infrastructure and capitalizing on opportunities arising from new infrastructure;

•

a decrease in regulatory charges once infrastructure investments have been completed: in recent periods, our financial results have been impacted by regulatory charges regulated by ANEEL. The proceeds of these charges have been used by the Brazilian Government to invest in infrastructure such as the CCC and RGR. As this infrastructure is completed, we believe ANEEL will decrease the levels of regulatory charges, which will have a positive effect on our financial results. However, we do not believe there will be any changes in the short term. Moreover, we believe that the completion of these infrastructure projects will have a beneficial effect on our ability to grow our business;

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

F. Contractual Obligations

We set out below, on a segment basis, our long-term debt, long-term purchase obligations and long-term sale obligations for the periods presented:

	Payments due by period at December 31, 2010
	(in R$ millions)
	2011	2012	2013	2014	2015 and after
Long-term debt obligations:
Generation	1,215	266	330	415	17,228
Transmission	717	157	195	246	10,178
Distribution	20	4	5	7	285

Total	1,952	427	530	669	27,691

	Payments due by period at December 31, 2010
	(in R$ millions)
	2011	2012	2013	2014	2015 and after
Long-term purchase obligations:
Generation	786	699	709	465	3,172
Transmission	—	—	—	—	—
Distribution	2,319	2,565	2,774	2,850	19,973

Total	3,105	3,264	3,483	3,315	23,145

Our leasing obligations are set as follows, as of December 31, 2010:

As of December 31, 2010
(in R$ millions)
Leasing obligations:
No later than one year	120.5
Later than one year	1,694.5

Total	1,815.0

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Board of Directors

The members of our Board of Directors are elected at the general shareholders meeting for a renewable term of three years. However, on April 28, 2005, our shareholders approved an amendment to our by-laws pursuant to which the term of office of each member of our Board of Directors will decrease from three years to one year. In accordance with Law No. 3,890 – A of April 25, 1961, this amendment is subject to approval in the form of a Presidential decree, which is pending as of the date of this annual report. Pursuant to Brazilian corporate law, the members of our Board of Directors must be shareholders of the company. As our majority shareholder, the Brazilian Government has the right to appoint eight members of our Board of Directors, of which seven are appointed by the MME and one by the Ministério do Estado do Planejamento, Orçamento e Gestão (the Planning, Budget and Management Ministry). The minority shareholders have the right to elect one member, and the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member. Currently, our Board of Directors is composed of nine members. We elected Beto Ferreira Martins Vasconcelos as a Director on August 1, 2011, but he will not join the Board until April 30, 2012. One of the members of the Board of Directors is appointed as Chairman. The address of our Board of Directors is Av. Presidente Vargas, 409 13º andar – Rio de Janeiro.

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

Name	Position
Márcio Pereira Zimmermann	Chairman
Maurício Muniz Barreto de Carvalho	Director
Virginia Parente de Barros	Director
Lindemberg de Lima Bezerra	Director
Wagner Bittencourt de Oliveira	Director
José Antonio Corrêa Coimbra	Director
Arlindo Magno de Oliveira	Director
José de Costa Carvalho Neto	Director
Beto Ferreira Martins Vasconcelos	Director

Márcio Pereira Zimmermann – Chairman and Board Member: Mr. Zimmermann joined our Board of Directors and was immediately appointed as Chairman on April 30, 2010 , He was appointed as Chairman for a second term on June 16, 2011. He was also the Minister of Brazil’s Ministry of Mines and Energy from April through December 2010, and since December 2010, he has served as the Executive Secretary of the same ministry. Mr. Zimmermann was previously the Engineering Director of Eletrobras from October 2001 through January 2003, and he was Research and Development Director of Eletrobras Cepel from 2003 to 2004. Mr. Zimmermann has a degree in Electrical Engineering from the Universidade Católica of the State of Rio Grande do Sul, a post graduate degree in Electrical Systems Engineering from Escola Federal de Engenharia de Itajubá and a masters degree in Electrical Engineering from the Pontifícia Universidade Católica of Rio de Janeiro.

Maurício Muniz Barreto de Carvalho – Board Member: Mr. Carvalho joined our Board of Directors on June 16, 2011. He currently holds the position of Brazil’s Secretary of the Growth Acceleration Program (Programa de Aceleração do Crescimento – PAC) having been appointed to that office in May 2011. Mr. Carvalho previously served as Principal of the Escola Nacional de Administração Pública (ENAP) in the areas of (1) Administration and Finance and (2) Managers and Servers Development from 1999 to 2002. In 2003, he was appointed as head of the Monitoring, Evaluation, Audit and Capacitation Board of the Ministry of Education, and afterwards of the Educational Inclusion Programs Board. Mr. Carvalho served as Special Advisor for the Presidency from 2003 to 2004, when he was nominated Deputy Assistant Chief of Articulation and Monitoring of the Civil House of the Presidency, responsible for articulating government action and monitoring strategic projects, particularly the PAC. Mr. Carvalho has a Masters degree in Public Administration and Urban Planning and a Bachelors degree in Public Administration, both from Fundação Getúlio Vargas (FGV).

Virginia Parente de Barros – Board Member: Ms. Barros joined our Board of Directors on June 16, 2011. She has over 12 years of experience as an executive working for investment banks, both foreign and domestic, such as Chemical Bank (the predecessor of J.P. Morgan Chase), BankBoston, Unibanco and Banco Votorantim, among others. As a Professor at USP, she has been involved in lecturing, researching and continued education, including consulting in the areas of finance, economics, public administration, and regulation in energy, environment, and security. Ms. Barros is the President of the Strategic Energy Committee of the Brazil-United States Chamber of Commerce (Comite Estratégico de Energia da Câmara de Comércio Brasil-Estados Unidos) (AMCHAM) and a Member of the Executive Board of the Brazilian Society for Energy Planning (Sociedade Brasileira de Planejamento Energético) (SBPE), which consists of several universities and energy research centers. Ms. Barros holds a Post-PhD in Energy with a focus on regulation from the Universidade de São Paulo – USP; a PhD in Finance and Economics from Fundação Getúlio Vargas de São Paulo, a masters degree in Business Administration from Universidade Federal da Bahia; and a bachelors degree in Economics from Universidade de Brasília.

Lindemberg de Lima Bezerra – Board Member: Mr. Bezerra joined our Board of Directors on June 16, 2011. Mr. Bezerra has held the position of Chief of Staff of the Secretary of the Brazilian National Treasury since July 2007. From 1997 to June 2007, Mr. Bezerra was a tax and economics assistant at the National Treasury. Mr. Bezerra holds a degree in economics from Universidade Federal do Rio Grande do Sul with a masters degree in economics from Universidade de São Paulo.

Wagner Bittencourt de Oliveira – Board Member: Mr. Oliveira has been a member of our Board of Directors since April 2007. In 1975, he undertook a public contest and was admitted to the Banco Nacional de Desenvolvimento Social – BNDES (National Bank of Social and Economical Development). Throughout his career at BNDES he has acted in many positions: Head of Division, Head of Department, Superintendent and, since December 2004, he has been Superintendent of Basic Supplies, which includes mining, metallurgy, cement, paper and cellulose, chemicals, petrochemicals and fertilizers. Mr. Oliveira has accumulated 20 years of executive experience having been the Secretary of the Ministry of National Integration (2001), Superintendent of SUDENE (2000 to 2001), CEO of Companhia Ferroviária do Nordeste (1998 to 2000) and Superintendent of the Industrial Area (1996 to 1998). Member of the Board of several companies, such as Usiminas Mecânica and CADAM. Mr. Oliveira is a metallurgical engineer with a degree from PUC-RJ, and has completed a specialized coursework in finance and capital markets.

José Antonio Corrêa Coimbra – Board Member: Mr. Coimbra has been a member of our Board of Directors since April 2009. Mr. Coimbra is currently Head of Office of the Brazil Ministry of Mines and Energy and has published several papers in Brazil and abroad. Within Eletrobras, Mr. Coimbra was previously Director of Engineering of Eletrobras Eletronorte, having worked at that company from 1977 until 2005. Mr. Coimbra is also a member of the Board of Directors of Eletrobras Eletronorte and holds the same position in Eletrobras Cepel. Mr. Coimbra holds a degree in Civil Engineering from Universidade Federal do Pará with a Master Degree in Production Engineering from Universidade Federal de Santa Catarina.

Arlindo Magno de Oliveira – Board Member: Mr. Oliveira joined our Board of Directors on June 16, 2011. Mr. Oliveira began his professional career as a manager at Banco do Brasil. He also worked as Director of the Pension Fund of Banco do Brasil – Previ. Mr. Oliveira is presently retired but has extensive experience as a member of the board of directors in several important Brazilian companies such as Companhia Vale do Rio Doce and Valepar S.A., as well as companies in the Brazilian electricity sector — Coelba, Cosern and CPFL. Mr. Oliveira holds a degree in economics from Universidade Federal Fluminense and has completed several specialized courses in finance and capital markets.

José da Costa Carvalho Neto – Board Member: Mr. Neto joined our Board of Directors on June 16, 2011. He was previously a Power Plants Professor at Pontifical Catholic University-MG, from 1970 to 1977. Subsequently he was the Deputy Secretary of Mines and Energy of Minas Gerais, appointed in 1987. Mr. Neto held the position of Chief Distribution Officer at Cemig from 1991 to 1997, and held the offices of Superintendent, Department and Division Manager as well as the role of Chairman of Cemig between July 1998 and January 1999. He has also held the offices of CEO of Arcadis Logos Energia, Member of the Board of Directors of Logos Engenharia and Enerconsult and Director of Orteng Equipamentos e Sistemas. Mr. Neto holds a degree in Electrical Engineering with a Masters Degree in Electrical Engineering from Universidade Federal de Minas Gerais.

Beto Ferreira Martins Vasconcelos – Board Member: Elected to our Board of Directors on August 11, 2011, Mr. Vasconcelos will not be seated until April 30, 2012. Mr. Vasconcelos holds a bachelor’s degree in law from the University of São Paulo and postgraduate degrees in environmental law from the University of São Paulo and Biosafety from the Federal University of Santa Catarina. He practiced private law in São Paulo from 2000 to 2003, before entering the federal government, where he held positions as Deputy Secretary for Technology Policy (2003-2004), Advisor to the Minister of Justice (2004-2005), Deputy Chief Advisor for Legal Affairs of the Presidency of the Republic (2005-2006), Executive Secretary of the National Biosafety Council (2006-July 2010) and Chief Advisor for Legal Affairs of the Presidency and President of the Center for Legal Studies of the Presidency (2007-December 2010). Since January 2011, he has served as the Deputy Chief of Staff of the Presidency.

Board of Executive Officers

Our Board of Executive Officers is currently made up of six members appointed by our Board of Directors for an indefinite term. Our Board of Executive Officers ordinarily meets every week, or when called by a majority of the officers or by the President. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines. We have no control over appointments of our chief executive and chief financial officers because all such appointments are made by our controlling shareholder, which is the Brazilian Government. Our chief administrative officer is responsible for coordinating the general management of our business including supplies, employment-related issues, training insurance policies and management of our assets. The address of our Board of Executive Officers is Av. Presidente Vargas, 409 13º andar – Rio de Janeiro.

The members of our current Board of Executive Officers were appointed by our Board of Directors and their names and titles are set out below:

Name	Position
José da Costa Carvalho Neto	Chief Executive Officer
Armando Casado de Araújo	Chief Financial and Investor Relations Officer
Valter Luiz Cardeal de Souza	Chief Generation Officer
Miguel Colasuonno	Chief Administrative Officer
Marcos Aurélio Madureira da Silva	Chief Distribution Officer
José Antonio Muniz Lopes	Chief Transmission Officer

Mr. José da Costa Carvalho Neto – Chief Executive Officer: See “ – Board of Directors”.

Mr. Armando Casado de Araújo – Chief Financial Officer and Investor Relations Officer: Mr Araújo has over 30 years of experience in the domestic electric power sector. He worked for Eletrobras Eletronorte as Budget Superintendent from 1977. He was then appointed President of the Integração Transmissão de Energia S.A. He has worked at Eletrobras since June 2008 when he became the assistant to and substitute of the Chief Financial Officer. He was appointed as Chief Financial Officer and Investor Relations Officer on March 30, 2010. Mr. Araújo holds a degree in Business Administration from Faculdade de Ciências Exatas, Administrativas e Sociais de Brasília, and has completed several post-graduate courses in Finance.

Mr. Valter Luiz Cardeal de Souza – Generation Officer: Mr. Souza has been Engineering Director of Eletrobras since January 14, 2003. He has been active in the electricity sector for over thirty-two years as an employee of Companhia Estadual de Energia Elétrica S.A. (CEEE) where, since 1971, he has undertaken important technical and management functions as director in the areas of generation, transmission and distribution. At the Departamento Nacional de Águas e Energia Elétrica (DNAEE), he was Assistant Executive to the General Manager, Coordinator for the Department of Construction and Application of Electrical Energy and Coordinator and Substitute Director for the Department of Finance and Economics. Mr. Souza also holds the position of President of the board of directors of Eletrobras Eletronorte and Eletrobras CGTEE. Mr. Souza is an electrical and electronic engineer, with a degree from the Pontifícia Universidade Católica of Rio Grande do Sul, specializing in energy engineering as well as in production engineering.

Mr. Miguel Colasuonno – Chief Administrative Officer: Mr. Colasuonno was appointed as Administrative Officer on March 6, 2008 and became Chief Administrative Officer on April 26, 2009. Mr. Colasuonno was mayor of São Paulo from 1973 to 1975, president of the Empresa Brasileira de Turismo— Embratur from 1980 to 1985, and president of the Sindicato dos Economistas do Estado de São Paulo from 1986 to 1995. He also acted as a São Paulo councilman from 1992 to 2001, where he was appointed council president. Mr. Colasuonno has been a professor at the University of São Paulo for the past seven years. Mr. Colasuonno has a PhD in International Relations from Vanderbilt University and has a post-graduate degree in economics, specializing in International Trade and Exchange, from the Universidade de São Paulo.

Mr. Marcos Aurélio Madureira da Silva – Distribution Officer: Mr. da Silva was appointed as Distribution Officer on May 12, 2011. He was previously an employee of Companhia Energética de Minas Gerais S.A. – CEMIG, where he was a Distribution Officer from 1998 to 2010. He has also acted as an Operations and Commercial Officer of Energisa Soluções and as a Director of the Operador Nacional do Sistema Electrico (ONS). Mr. da Silva holds a degree in electrical engineering and has completed post-graduate courses in business administration and economics engineering.

Mr. José Antonio Muniz Lopes – Transmission Officer: Mr. Lopes was appointed Chief Executive Officer of Eletrobras on March 6, 2008. On March 4, 2008 at the Extraordinary General Stockholders Meeting he was elected a member of our Board of Directors. Mr. Lopes has held several executive positions in companies in the Eletrobras group, such as Chief Executive Officer and Director of Planning and Engineering at Eletrobras Eletronorte from 1996 to 2003, Chief Executive Officer, Managing Director and Chief Financial Officer at Eletrobras Chesf from 1992 to 1993 and Chief Executive Officer at Eletrobras from March 2008 to February 2011. Mr. Lopes was also Deputy Director of the National Department of Energy Development – DNDE of the Ministry of Mines and Energy, where he also served as the Executive Secretary. Mr. Lopes holds a degree in Electrical Engineering from the Universidade Federal de Pernambuco. He is an expert in the Brazilian electricity sector in which he has worked for more than 30 years.

B. Compensation

The compensation of our Board of Directors, Board of Executive Officers and Fiscal Council is determined by our shareholders at the Ordinary Shareholders’ Meeting held within the first four months of the financial year. That compensation may also include a profit sharing amount at the discretion of our shareholders.

For 2010, 2009 and 2008 the aggregate compensation paid to our Directors, Officers and members of the Fiscal Council (including that paid by our subsidiaries and Itaipu, except for the distribution companies) was R$18,417,084.63, R$18,045,473.42 and R$17,790,523.59, respectively. The total aggregate amount of profit-sharing paid to our officers (including that paid by our subsidiaries and Itaipu) was R$2,647,443.82 for 2010, R$2,146,930.79 for 2009 and R$1,693,096.97 for 2008. The Board of Executive Officers is responsible for apportioning the compensation among its members, the members of the Board of Directors and the Fiscal Council. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits.

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

The current members of our Fiscal Council, set out in the table below, and respective alternates were elected on the general shareholders meeting held during June 16, 2011 and in which we only elected four members to the Fiscal Council. Their terms of office are due to end at the ordinary shareholder meeting scheduled for April 2012.

Member	Alternate
Jarbas Raimundo de Aldano Matos	Jairez Elói de Souza Paulista
Danilo de Jesus Vieira Furtado	Ricardo de Paula Monteiro
Charles Carvalho Guedes	Leila Przytyk
Ana Lucia de Paiva Lorena Freitas	Rodrigo Magela Pereira

D. Employees

As of December 31, 2010, we had a total of 28,105 employees compared to 27,610 and 27,075 employees as of December 31, 2009 and 2008, respectively. Eletrobras itself, excluding Itaipu and other subsidiaries, had 1,096 employees as of December 31, 2010. For the past five years we have not experienced any strikes or other form of work stoppage that have affected our operations or had a significant impact on our results.

As a mixed capital company, we cannot hire employees without a public contest. A public contest involves us placing advertisements in the Brazilian press for open positions and inviting applicants to sit an examination. The last public contest took place in 2010, as a result of which we hired approximately 35 new employees. The average tenure of our employees is 42 years.

The following table sets out the number of employees by tenure:

Composition of Employees by Tenure

As of	Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
December 31, 2010	7,761	3,363	1,386	622	6,447	8,526	28,105
December 31, 2009	8,209	2,321	1,193	2,034	5,701	8,153	27,611

The following table sets out the number of employees, by department:

Department	Number of Employees at December 31,
	2010	2009
Field	17,422	16,440
Administrative	10,683	11,171

Total	28,105	27,611

Although we are not allowed to hire outsourced employees, our subsidiaries Eletrobras Eletronorte, Eletrobras Eletronuclear and Eletrobras Furnas employ 2,139 outsourced employees in order to comply with the rules established by the Brazilian Government during the national privatization plan.

The following table sets out the number of outsourced employees at Eletrobras Eletronorte and Eletrobras Furnas:

Subsidiary	Number of Outsourced Employees at December 31,
	2010	2009
Eletrobras Eletronorte	548	653
Eletrobras Furnas	1,591	1,676

Total	2,139	2,329

The majority of our employees are members of unions. The main unions that represent our employees are Federação Nacional dos Urbanitários, Federação Nacional dos Engenheiros, Federação Interestadual de Sindicatos de Engenheiros, Federação Nacional de Secretárias e Secretários, Federação Brasileira dos Administradores, Sindicato dos Trabalhadores nas Indústrias de Energia Elétrica de São Paulo, Sindicato dos Eletricitários de Furnas e DME and Sindicato dos Eletricitários do Norte e Noroeste Fluminense. Our relationship with our employees is regulated by collective bargaining agreements executed with these unions and the Associação dos Empregados da Eletrobras and renegotiated in May each year. This agreement is applicable only to employees of Eletrobras itself. Each of our subsidiaries negotiate its own collective bargaining agreement, on an annual basis, with their respective unions. We generally have a one-day strike each year regarding these collective bargaining agreements.

E. Share Ownership

No member of our Fiscal Council holds any of our shares. The following tables show current ownership of our shares by members of our Board of Directors and Board of Executive officers:

Board of Directors

Name:	Number of Common Shares held
Maurício Muniz Barreto de Carvalho	2
Virginia Parente de Barros	300
Lindemberg de Lima Bezerra	1
Wagner Bittencourt de Oliveira	3
Marcio Pereira Zimmermann	10
José Antonio Corrêa Coimbra	1
Arlindo Magno de Oliveira	100
José da Costa Carvalho Neto	100

Board of Executive Officers

Name:	Number of Common Shares held
José da Costa Carvalho Neto	100
José Antonio Muniz Lopes	1
Marcos Aurélio Madureira da Silva	—
Valter Luiz Cardeal de Souza	—
Miguel Colasuono	—
Armando Casado de Araújo	—

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2010, the aggregate amount of our outstanding capital stock was R$26,156,567, consisting of 905,023,527 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 227,186,643 outstanding class “B” preferred shares. This represented 79.9%, 0.1% and 20.0% of our aggregate outstanding capital stock respectively. This reflects the 500:1 reverse stock split we effected on August 20, 2007.

As of June 30, 2011, we had 61,860 beneficial and 7 registered holders of ADSs representing common shares and 24,024 beneficial and 6 registered holders of ADSs representing preferred shares.

The following tables show information relating to beneficial ownership in our common and preferred shares as of June 30, 2011 and December 31, 2010:

As of June 30, 2011

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	552,968,382	50.87%			832	0.00%	552,969,214	40.88%
BNDES Participações S.A.	180,757,950	16.63%			18,691,102	7.04%	199,449,052	14.75%
BNDES	76,338,832	7.02%			18,262,671	6.88%	94,601,503	6.99%
FND	45,621,589	4.20%					45,621,589	3,37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
FGO					468,600	0.18%	468,600	0.03%
Others	221,662,506	20.39%	146,920	100.00%	219,263,678	82.60%	441,072,052	32.61%
Under CBLC Custody	221,469,241	20.37%	84,997	57.85%	194,121,410	73.13%	415,675,648	30.73%
Resident	61,562,657	5.66%	84,996	57.85%	49,798,262	18.76%	111,445,915	8.24%
Non Resident	83,800,998	7.71%	1	0.00%	109,175,267	41.13%	192,976,266	14.27%
J.P. Morgan Chase Bank	76,105,586	7.00%			35,147,881	13.24%	111,253,467	8.22%
Others	192,213	0.02%	61,923	42.15%	25,142,268	9.47%	25,396,404	1.88%
Resident	152,973	0.01%	61,896	42.13%	25,138,266	9.47%	25,353,135	1.87%
Non Resident	39,240	0.01%	27	0.02%	4,002	0.00%	43,269	0.01%

Total	1,087,050,297		146,920		265,436,883		1,352,634,100

As of December 31, 2010

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	470,656,241	52.00%			712	0.00%	470,656,953	41.56%
BNDES Participações S.A.	190,757,950	21.08%			18,691,102	8.23%	209,449,052	18.50%
FND	45,621,589	5.04%					45,621,589	4.03%
FGHAB	1,000,000	0.11%					1,000,000	0.09%
FGI					8,750,000	3.85%	8,750,000	0.77%
FGO					1,008,500	0.44%	1,008,500	0.09%
Treasury shares	196,987,747	21.77%	146,920	100.00%	198,736,329	87.48%	395,870,996	34.96%
Others	470,656,241	52.00%			712	0.00%	470,656,953	41.56%
Cleared through CBLC	195,809,462	21.64%	84,870	57.77%	160,511,450	70.65%	356,405,782	31.47%
Resident	61,461,579	6.79%	84,869	57.77%	38,969,201	17.15%	100,515,649	8.88%
Non Resident	62,385,693	6,89%	1	0.00%	88,568,342	38.98%	150,954,036	13.33%
J.P. Morgan Chase Bank	71,962,190	7.95%			32,973,907	14.51%	104,936,097	9.27%
Others	1,178,285	0.13%	62,050	42.23%	38,224,879	16.82%	39,465,214	3.49%
Resident	1,150,556	0.13%	62,023	42.22%	38,220,877	16.82%	39,433,456	3.48%
Non Resident	27,729	0.00%	27	0.01%	4,002	0.00%	31,758	0.01%

Total	905,023,527		146,920		227,186,643		1,132,357,090

B. Related Party Transactions

We administer certain funds, including the RGR fund, CCC Account and CDE Account, on behalf of the Brazilian Government, our controlling shareholder.

We sometimes act together with other Brazilian state owned companies or governmental entities. These activities are mainly in the areas of technical cooperation and research and development. In 2000 our Board of Directors approved the execution of a Technical and Financial Cooperation Agreement between ourselves and the MME, for us to perform feasibility studies in relation to the Brazilian hydrographic base, with the purpose of identifying potential sites for the future construction of hydroelectric plants. The estimate value of this contract is R$25 million, to be paid to us by the MME.

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

For further information see Note 45 of the Financial Statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 3.A, Key Information—Selected Financial Data” and “Item 18, Financial Statements”.

Litigation

As of December 31, 2010, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or our court rulings that have proven to be unfavorable. As of December 31, 2010, we provisioned a total aggregate amount of approximately R$4,159 million in respect of our legal proceedings, of which R$282 million related to tax claims, R$2,982 million related to civil claims and R$895 million related to labor claims.

Environmental Proceedings

As of December 31, 2010, we were involved in judicial and administrative proceedings regarding infractions of environmental legislation, damage to wildlife or the operation of power plants without environmental licenses. The most significant cases are the proceedings involving the Eletrobras Furnas generation plants of Simplicio-Queda Unica and Batalha. The penalties applied total approximately R$8 million without considering daily fines. Eletrobras Furnas presented a defense challenging such penalties and as of such date, was awaiting a decision from the environmental authorities. No provision has been made for these proceedings as of December 31, 2010.

We were also involved in judicial claims of an environmental nature as of December 31, 2010. Ordinarily these constitute challenges to the environmental license proceedings of our facilities or requests for indemnification for damages arising from the installation or operation of hydroelectric plants.

In 2001, ten municipalities of the State of Minas Gerais and a local commerce association brought a class action regarding environmental damages caused by Eletrobras Furnas’ hydroelectric plant São José da Barra. The claim alleges that the level of the reservoir is decreasing because of the excessive and irregular use of water for energy production purposes. The claim also alleges that the low levels of water in the reservoir are detrimental to tourism in the area and that as a result the regional economy has been adversely affected. The claim is for financial compensation of approximately R$1 billion, although the majority of the municipalities originally involved have already withdrawn from the claim. Proceedings are currently in progress to determine the court in which the claim will be heard. We have not made any provision in respect of this litigation as we consider the risk of an unfavorable decision on these lawsuits to be remote.

In 2002 and 2003, two associations of the community of Cabeço brought independent class actions regarding environmental damages caused by Eletrobras Chesf. The Cabeço community is located in a river island in the estuary of the São Francisco River. Both associations alleged that the hydroelectric plants disturbed the normal flow of the river and resulted in a decline in fishing activity and the gradual disappearance of the river island. The court held that any motion filed for an interlocutory appeal must be postponed until a final judgment is delivered. On August 9, 2010, we lodged a motion requesting the clarification of this decision. This motion was rejected in September 2010. We subsequently filed a request for reconsideration of the decision that the interlocutory appeal be postponed, which was also rejected by the judge on October 18, 2010. The monetary compensation requested is R$100 million in each case. We have not made any provision in respect of this litigation as we consider the risk of an unfavourable decision on this lawsuit to be possible.

Labor Proceedings

As of December 31, 2010, we were party to a number of labor proceedings brought by our employees, former employees and employees of some of our service providers against us, involving a total amount of R$112 million. Most of those proceedings relate to overtime compensation and its indirect effects, salary equalization, pension payments and payment of rescisory amounts. Although we are a party to a significant number of labor proceedings, we believe that none of those proceedings, when considered individually, could materially adversely affect our results of operations or financial condition.

In connection with successive attempts by the Brazilian Government to curb Brazil’s high inflation rates, Brazilian companies have in the past been required by law to disregard in each year part of the inflation for that year when calculating wage increases for its employees. Like most other Brazilian companies, we have been defendants in lawsuits brought before labor courts by labor unions or individual employees seeking compensation for lost wages resulting from the implementation of the Brazilian Government’s anti-inflationary plans, in particular: (i) the plan implemented in 1987 by the then Minister of Finance, Luiz Carlos Bresser Pereira (the Bresser Plan); (ii) the plan implemented in early 1989 (the Summer Plan); and (iii) the plan implemented in 1990 by the then President, Fernando Collor de Melo (the Collor Plan). Some of the collective lawsuits brought against us in respect to such plans have been definitively decided by the Federal Supreme Court in our favor. As of December 31, 2010, there were still individual lawsuits in process pending judgment, which, however, we do not view as material. As of December 31, 2010, there were few material labor contingencies, and the probability of loss with respect to most of lawsuits is considered possible by our legal advisors.

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

We made available to eligible customers upon the first and second conversion of credits from the compulsory loan approximately 42.5 billion class “B” preferred shares and upon the third conversion of credits from the compulsory loan, about 27.2 billion class “B” preferred shares. In addition, our shareholders approved on April 30, 2008 the issuance of additional preferred shares to eligible customers at book value in repayment of our remaining compulsory loans. If additional shares are issued in the future and the book value of such shares is less than their market value, the value of existing shareholders’ shares may be subject to dilution. On December 31, 2008, we recorded approximately R$215 million for debts for compulsory loans that had not yet been converted, which, at any time, by decision of our shareholders, may be refunded to industrial consumers, through issuing class “B” preferred shares, in accordance with the proceedings described above.

As of December 31, 2010, consumers have filed 4,968 lawsuits against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. Of those lawsuits, 659 have been decided against us and are currently at the execution phase. The total amount involved in these lawsuits is unadjusted for monetary correction and required expert assessment to be estimated with accuracy. The lawsuits already decided against us amount to approximately R$1.4 billion. In the course of execution proceedings, we have been required to pledge some of our assets, consisting mainly of preferred shares held by us in other electricity sector companies. We have provisioned R$1.4 billion to cover losses arising from unfavourable decisions on these lawsuits as of December 31, 2010.

We are also involved in approximately 3,377 lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “obrigações da Eletrobras”. However, we believe we have no further liability in respect of these bonds because they have an expiration date for presentation and this date has now passed.

Tax Proceedings

Eletrobras Furnas/COFINS – PASEP – FINSOCIAL

In 2001, we received notifications of infringement related to FINSOCIAL, COFINS and PASEP taxes as a result of the exclusion from the calculation basis of certain onlendings and transport of energy from Itaipu, over a period of ten years. The amount of the claims was R$1,099 million (adjusted for inflation from an original figure of R$792 million). On June 12, 2008, with the issuance of precedent No. 8 by the Federal Supreme Court, the period to challenge the payment of such taxes were reduced from ten to five years and, consequently, the amount of the claims decreased to R$241.4 million not provisioned due to the evaluation of the risk as possible.

We have made a provision of R$89.3 million as of December 31, 2010, following the recommendations of our legal advisors. The remaining balance was not provisioned because we consider the chances of a decision favorable to us possible.

Eletrobras Eletronorte/ ICMS

Eletrobras Eletronorte is a defendant in a number of tax administrative proceedings brought mainly by the tax authorities of the State of Rondônia (Secretaria de Estado de Finanças de Rondônia) as Eletrobras Eletronorte has recorded ICMS credits for the purchase of fuel for the operation of its thermal plants. The tax authorities have applied a fine of 200.0% over the amount of tax credits recorded by Eletrobras Eletronorte. Eletrobras Eletronorte has challenged the administrative proceedings in the courts, as based on the advice of its legal advisers. Eletrobras Eletronorte believes that it acted correctly in recording these ICMS credits. The total amount of the claim as of December 31, 2010, is approximately R$872 million. We have not made any provision in respect of this amount because we consider the risk of a favourable decision to be possible.

Eletrobras Chesf / PIS/PASEP – COFINS

The Federal Supreme Court - STF declared the unconstitutionality of paragraph 1 of Article 3 of Law No. 9718/98, which increased the calculation basis of PIS/PASEP and COFINS taxes and created, at that time, a new concept of invoicing, which covers the total revenues earned by the legal entity, regardless the type of activity and the accounting classification adopted. This provision lacked any constitutional grounds, and it was later added to the Constitution. This declaration by the Federal Supreme Court - STF only benefits companies that are parties to previously judged extraordinary appeals.

Based on the Brazilian Tax Code, we are seeking recognition of our tax credits and the refund of any overpaid amounts as a result of the unconstitutional increase of the calculation basis in these contributions. As of December 31, 2010 no final decision was reached on this issue. If decided in our favor, we would have tax credits of R$23.9 million as of December 31, 2010.

Civil Proceedings

Arbitration – EPE – Empresa Produtora de Energia Ltda.

On November 26, 2007, Empresa Produtora de Energia Ltda. (or EPE) started an arbitration procedure against Eletrobras Furnas at the Câmara de Mediação e Arbitragem de São Paulo (the Mediation and Arbitration Tribunal of São Paulo) as a result of the termination by Eletrobras Furnas of an energy purchase agreement, due to the inability of EPE to deliver the volume of electricity contracted. It is not possible to precisely determine the amount of the claim since it will depend on the evaluation of an expert to be appointed by an arbitration panel. A final decision is still pending. We have not made any provision in respect of this amount because we consider the risk of a favourable decision to be possible.

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

In northern Brazil, Eletrobras Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plants of Balbina, in the State of Amazonas, and Tucuruí, in the State of Pará. The 26 lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. The total amount involved, which is fully provisioned, was approximately R$190 million. Recently, however, the Ministério Público Federal presented new evidence that the lands belonged to the Federal Republic, not to the State of Amazonas, which strengthened the plaintiff’s main argument, and, as a result, Eletrobras Eletronorte’s external legal counsel changed the likelihood of loss from possible to probable. Accordingly, we have provisioned an additional R$120 million as a contingency. The Brazilian Government has joined Eletrobras Eletronorte in the proceedings involving the Balbina hydroelectric plant.

From the 232 original lawsuits related to the Tucuruí expropriation, only 21 were still active as of December 31, 2010. Eletrobras Eletronorte has been awarded the other 211 lawsuits and expects the same result to the proceedings still in course. We have not established any provision in connection with the remaining lawsuits.

Mendes Jr.

As of December 31, 2010, Eletrobras Chesf was involved in significant litigation proceedings with Mendes Jr., a Brazilian construction contractor. Eletrobras Chesf and Mendes Jr. entered into an agreement in 1981 providing for certain construction work to be performed by Mendes Jr.. The agreement, as amended, provided that, in the event of delays in payments due by Eletrobras Chesf to Mendes Jr., Mendes Jr. would be entitled to default interest at the rate of 1.0% per month, plus indexation to take account of inflation. During the performance of the work, payments by Eletrobras Chesf were delayed and Eletrobras Chesf subsequently paid default interest at the rate of 1.0%, plus indexation, on such delayed payments. Mendes Jr. alleged that as it had been required to fund itself in the market in order not to interrupt the construction work, it was entitled to be reimbursed in respect of such funding at market interest rates, which were much higher than the contractual default interest rate.

The lower court judge dismissed Mendes Jr.’s claims and Mendes Jr. appealed to the Appellate Court of the State of Pernambuco (or the Appellate Court). The Appellate Court reinstated Mendes Jr.’s claims and ultimately declared Eletrobras Chesf liable to reimburse Mendes Jr.’s funding costs in respect of the delayed payments at market rates, plus legal fees of 20.0% of the amount of the dispute, with the total being indexed at market rates until the actual payment date. Eletrobras Chesf’s appeal from the Appellate Court’s order to the Federal Superior Court (or STJ) was dismissed on jurisdictional grounds. Mendes Jr. then filed a second lawsuit in a State court in Pernambuco to order Eletrobras Chesf to pay for the actual losses incurred by Mendes Jr., and to determine the amount payable. In the enforcement proceedings, the lower court ruled in favor of Mendes Jr., but the Appellate Court ruled in favor of Eletrobras Chesf, annulling the lower court’s judgment in the enforcement proceedings. Mendes Jr. appealed this ruling of the Appellate Court to the STJ and to the Federal Supreme Court, which were rejected. At the same time, the Brazilian government also requested the STJ to permit the government to participate in the proceedings as Eletrobras Chesf’s assistant. In December 1997, the STJ decided that: (i) the second proceedings should be recommenced from the trial court phase; (ii) the Brazilian government should participate in the proceedings as Eletrobras Chesf’s assistant; and (iii) the second proceedings should be heard before Brazilian federal courts instead of the state courts to which it was originally submitted. The second proceedings recommenced in the Brazilian federal courts to determine the final amount to be paid by Eletrobras Chesf to Mendes Jr. An expert was called to determine the amount of the claim, and had his finding challenged by Eletrobras Chesf. As a consequence, the court decided to reject the expert’s opinion but fixed the criteria which should be applied to determine the amount due. Mendes Jr. has appealed, requesting that the court require Eletrobras Chesf to pay the amount determined by the expert. Eletrobras Chesf and the Brazilian government have also appealed, requesting that the lawsuit should be terminated since there is no evidence Mendes Jr. obtained loans to conclude the construction. On October 25, 2010, the Regional Federal Court of the 5th Region held the appeals filed by Eletrobras Chesf and the Brazilian government and ruled the lawsuit had no merit. As of December 2010 Mendes Jr. had not appealed this decision. The initial amount pleaded by the plaintiffs was of approximately R$7 billion (not considering inflation). As of December 31, 2010, we had no provisions related to this matter. Considering the decision of the Regional Federal Court of the 5th Region, the risk of loss of such litigation has been assessed as remote. See Note 31 of the Financial Statements.

Xingó Plant “K Factor” Litigation

As of December 31, 2010, Eletrobras Chesf was also involved in litigation with the consortium responsible for building the Xingó plant (or the Xingó Consortium). In connection with building the Xingó plant, Eletrobras Chesf and the Xingó Consortium entered into a construction agreement that was amended in 1988 to provide that an additional inflation adjustment (referred to as the “K factor”) be added to certain monetary correction payments required to be made by Eletrobras Chesf to the Xingó Consortium under the agreement. This amendment resulted in payments by Eletrobras Chesf to the Xingó Consortium that were higher than the payments that the original Request For Proposal (or RFP) for this project indicated would be paid to the successful bidder.

In 1994, Eletrobras Chesf unilaterally ceased applying the K factor to its payments to the Xingó Consortium (and consequently reduced its payments to the Xingó Consortium to the amount that Eletrobras Chesf would have had to pay if the K factor had not been applied to such payments) and filed a lawsuit against the Xingó Consortium seeking reimbursement for the additional amounts paid pursuant to the K factor adjustment, claiming that the use of an indexation system more favourable to the Xingó Consortium than the one originally provided for by the RFP was illegal under public bidding rules. The Xingó Consortium also filed a lawsuit against Eletrobras Chesf requiring full payment of the amounts due applying the K factor. Eletrobras Chesf’s lawsuit was rejected and Xingó Consortium’s lawsuit was decided favorably to the plaintiff, ordering Eletrobras Chesf to pay the amounts corresponding to the application of the K factor. Eletrobras Chesf and the Brazilian government, which is acting as the first’s assistant on the lawsuit, have appealed to the STJ. In August 2010, the STJ upheld Eletrobras Chesf’s appeal to reduce the amount of the claim. STJ also denied the other special appeals presented by Eletrobras Chesf and upheld the decision of the TJPE which dismissed the declaratory action filed by Eletrobras Chesf and upheld the counterclaim filed by the defendants. On June 30, 2011, the parties had not been notified of such STJ decision, which was still subject to appeal. If the final ruling is against Eletrobras Chesf, it will be subject to the final execution of the judgment. As of December 31, 2010, Eletrobras Chesf had provisioned R$427 million in relation to this proceeding, as it considers the risk of an unfavorable decision probable.

Eletrobras Chesf filed a lawsuit against Companhia Brasilieira de Projetos e Obras (CBPO) and Construções e Comércio and Mended Júnior Engenharia S.A. (CONSTRAN), claiming the partial invalidity of a turn-key agreement entered into between the parties regarding Xingó, a hydroelectric power plant, and seeking the return of amounts paid thereunder, of approximately R$350 million.

The Federal Regional Court ruled that the Pernambuco State Court was the proper forum to hear this claim. The court found that Eletrobras Chesf’s claim did not have any legal basis. Subsequently, the defendants filed a counterclaim and obtained a favorable judgment in the Civil Court of Recife which has been upheld on appeal by the 2nd Civil Chamber of the Pernambuco Court of Justice.

Eletrobras Chesf - Fazenda Aldeia Litigation

Suit for damages to be paid for the 14,400 hectares of land at Fazenda Aldeia filed at Sento Sé District by the trustees of the estate of Aderson Moura de Souza and his wife (Lawsuit 0085/1993). A lower court determined that there were grounds for the request and sentenced Eletrobras Chesf to pay R$50 million, corresponding to the principal amount plus interest and monetary restatement. In December 2008, Eletrobras Chesf filed an appeal with Court of Justice of the State of Bahia. On March 2009, this lawsuit was transferred to federal courts requiring that all decision-making acts are nullified and that a new procedure be initiated in federal court. On September 30, 2009 Eletrobras Chesf had not been notified of this redistribution. The appeal was partially assessed by the 1st Region Federal Court, which was suspended due to one of the judges asking for more time to analyze the case. On December 31, 2010, we were awaiting judgment of the appeal. Eletrobras Chesf has provisioned R$50 million in relation to this proceeding as the risk of an unfavorable decision has been assessed as probable. For further information see Note 31 of the Financial Statements.

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

The following table sets out our dividends for the periods indicated:

	Year
	2010	2009	2008(1)(2)
Common Shares	0.83	0.40	1.48
Class A Preferred Shares	2.17	2.17	2.17
Class B Preferred Shares	1.63	1.63	1.63

(1)	Interest on own capital.
(2)	Adjusted by the reverse stock split proportion.

At December 31, 2010, our balance sheet carried appropriated retained earnings of R$2,248 billion, as well as R$753 million of accumulated dividends we have declared but not yet paid to our shareholders as permitted under Brazilian corporate law. Our Board of Directors has discretion as regards when such dividends may be paid to our shareholders. Accordingly, our management believes that any decision to pay the related dividends would only be made when our Board of Directors believes that such payment would not cause a material liquidity event.

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

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2009	28.06	24.07	0.949
Second Quarter 2009	29.69	25.25	1.211
Third Quarter 2009	30.80	26.64	0.985
Fourth Quarter 2009	38.75	24.75	1.273
First Quarter 2010	42.00	23.25	1.610
Second Quarter 2010	26.57	21.86	1.136
Third Quarter 2010	23.25	21.00	0.810
Fourth Quarter 2010	26.05	21.08	1.033
First Quarter 2011	24.68	22.13	1.229
Second Quarter 2011	25.40	20.34	1,141

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20, 2007.

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
December 2010	23.75	21.76	0.762
January 2011	23.87	22.13	1.281
February 2011	23.50	22.40	1.292
March 2011	24.68	23.14	1.119
April 2011	25.40	22.90	1.310
May 2011	22.85	22.15	0.970

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2011	22.31	20.34	1,166
July 2011	20.86	18.2	0.874
August 2011 (through August 9, 2011)	18.35	15.75	1.523

Source: São Paulo Stock Exchange.

In the United States, our common shares trade in the form of ADSs. The following table sets forth the reported high and low closing sale prices for our ADSs representing common shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (common shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
December 2010	14.31	13.11	0.474
January 2011	14.40	13.19	0.840
Febraury 2011	14.28	13.63	0.681
March 2011	15.51	14.24	0.855
April 2011	16.24	14.82	0.894
May 2011	14.47	13.88	0.971
June 2011	14.46	12.80	1.760
July 2011	13.63	11.74	0.965
August 2011 (through August 9, 2011)	11.98	9.88	1.947

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

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2009	26.26	22.75	0.938
Second Quarter 2009	28.80	24.29	1.088
Third Quarter 2009	27.00	24.06	0.878
Fourth Quarter 2009	33.90	22.30	1.102
First Quarter 2010	35.19	28.30	0.978
Second Quarter 2010	32.56	25.91	0.751
Third Quarter 2010	27.71	24.67	0.714
Fourth Quarter 2010	30.72	24.70	0.723
First Quarter 2011	30.62	26.73	0.943
Second Quarter 2011	31.46	25.97	0.627

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20, 2007.

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
December 2010	28.00	26.00	0.486
January 2011	28.74	26.73	0.857
February 2011	30.26	26.84	1.274
March 2011	30.62	29.24	0.711
April 2011	31.46	28.61	0.610
May 2011	28.91	27.96	0.611
June 2011	28.62	25.97	0.659
July 2011	26.16	22.85	0.466
July 2011 (through August 9, 2011)	23.05	20.88	0.811

Source: São Paulo Stock Exchange.

In the United States, our Class B preferred shares trade in the form of ADSs. The following table sets forth the reported high and low closing sale prices for our ADSs representing Class B preferred shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (Class B preferred shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
December 2010	17.75	15.63	0.183
January 2011	17.32	16.20	1.301
February 2011	18.08	16.35	0.295
March 2011	19.34	17.81	0.222
April 2011	19.95	18.71	0.169
May 2011	18.29	17.56	0.203
June 2011	18.54	16.44	0.474
July 2011	17.18	14.84	0.258
July 2011 (through August 9, 2011)	15.15	13.28	0.431

Source: New York Stock Exchange.

We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the BM&FBOVESPA.

On August 20, 2007, we effected a 500:1 reverse stock split. As a result, as of May 31, 2011, our capital stock was comprised of a total of 1,132,357,090 shares, of which 905,023,527 are common shares, 146,920 are class “A” preferred shares and 227,186,643 are class “B” preferred shares.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the Bolsa de Valores Mercadorias e Futuros de São Paulo (the São Paulo Stock Exchange or BM&FBOVESPA). The Rio de Janeiro Stock Exchange trades only Brazilian federal, state and municipal public debt or carries out privatization auctions. Stocks and bonds are traded exclusively on the BM&FBOVESPA. At December 31, 2010, we had approximately 24,857 record holders.

Our ADRs are listed on the NYSE. At June 22, 2011, we had 61,860 beneficial and 7 registered holders of ADSs representing common shares and 24,024 beneficial and 6 registered holders of ADSs representing preferred shares.

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

The Brazilian securities markets are governed by the Brazilian Securities Law and the Brazilian Corporate Law, as well as regulations issued by the CVM, the Central Bank and the CMN. These laws and regulations provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation and protection of minority shareholders. On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002. The CVM has also issued several instructions regarding disclosure requirements, namely, Instructions No. 361 and No. 400 for the regulation of public offerings, Instruction No. 380 for the regulation of internet offerings and Instruction No. 381 for the regulation of independent auditors. Instruction No. 480 for the regulation of the registration of security issuers admitted to negotiation in regulated markets in Brazil, and Instruction No. 481 for the regulation of information and the public request of proxy for shareholders meetings. Instruction No. 480 also requests that publicly held companies disclose a reference form (Formulário de Referência) which maintains a permanently updated record containing relevant information on the issuer, and supplementary offer notes will be added to it at each new public offer. We believe we are currently in accordance with all applicable Brazilian corporate governance standards.

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

BOVESPA was a not-for-profit entity owned by its member brokerage firms. In 2008, BOVESPA was converted into a Brazilian publicly-held company and renamed BM&FBOVESPA, as a result of a merger between BOVESPA and the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias e Futuros – BM&F). BM&FBOVESPA is currently the most important Brazilian institution to intermediate equity market transactions and it is the only securities, commodities and futures exchange in the country. Trading on such exchange is carried out by member brokerage firms.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Although Brazilian law does not have a similar requirement, Novo Mercado and Level 2 rules require that listed companies have a board of directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent pursuant to the different criteria defined in the regulations (such as absence of material relationship between a director and the listed company or the controlling shareholder). The Level 1 segment of BM&FBOVESPA in which we are listed only requires the board to be comprised of a minimum of three members and does not require any participation by independent directors and, therefore, under Brazilian law and the rules of the Level 1, neither our Board of Directors nor our management is required to test the independence of directors before their election to the board. Nevertheless, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, as well as the Level 1 segment of BM&FBOVESPA, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting.

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

History of our Capital Stock

In 2010, our share capital was of R$26,157 million, compared to R$26,157 million in 2009.

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

Preferred Shares

Our preferred shares have different attributes to our common shares as the holders of our preferred shares are not entitled to vote at annual or special shareholders’ general meetings but have preferential a right to reimbursement of capital, distribution of dividends and priority on insolvency. Our preferred shares cannot be converted into common shares.

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

Distributions of interest on shareholder’s equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

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

Pursuant to Decree No. 6,306/07, amended by Decrees No. 6,339/08, 6,445/08, 6,391/08, 6,453/08, 6,566/08, 6,613/08, 6,655/08, 6,691/08, 6,983/09, 7,011/09, 7,323/10, 7,330/10, 7,412/10, 7,454/11, 7,456/11, 7,457/11, 7458/11 and 7,487/11, IOF/Exchange may be levied on foreign exchange transactions, affecting either or both the inflow or outflow of investments. The IOF rates are set by the Brazilian executive branch, and the highest applicable rate is 25%.

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

This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion applies only to U.S. Holders who hold our shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	financial institutions or insurance companies;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	eal estate, investments trusts, regulated investment companies, partnership or grantor trusts;

•	investors whose functional currency is not the United States dollar;

•	United States expatriates;

•	holders that hold our shares or ADSs as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our shares or ADSs.

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

Interest Rate Risks

Apart from loans in the total amount of U.S.$1,555 million linked to the LIBOR rate, we do not have any debt that is directly linked to variable interest rates. As of December 31, 2010, we had R$690 million of indebtedness that was indexed to the IGP-M. Variations in interest rates may impact inflation and, accordingly, we are indirectly subject to changes in interest rates that may increase the cost of financing.

As of December 31, 2010, 3.7% of our total indebtedness of R$18.7 billion denominated in reais was indexed to the IGP-M or other inflation indices. As a result, our exposure to Brazilian inflation risk was R$690 million as of December 31, 2010. Each 1.0% variation in the IGP-M rate or any other inflation index would have an impact of R$6.6 million on our net income.

Exchange Rate Risks

As of December 31, 2010, approximately 43.0% of our total consolidated indebtedness of R$33.1 billion was denominated in foreign currencies. Of our 2010 foreign currency denominated indebtedness, R$13.5 billion, or approximately 97.0% was denominated in U.S. dollars (and of which R$8.3 billion, or approximately 60.0% was indebtedness of Itaipu).

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

In 2008, we entered into short term derivative contracts, which expired in December 2008. Since January 1, 2009, we do not have any derivative contracts outstanding and we are not proposing to enter into derivative contracts providing leverage or credit protection. Our general strategy is to focus on protection from currency fluctuations. However, we were considering broadening our hedging policy to cover others market risks, such as interest rates and indices, as well as embedded derivatives.

As a result, our actual exposure to U.S. dollar exchange rate risk was R$12.1 billion as of December 31, 2010. Each 1.0% variation in the U.S. dollar/Brazilian real exchange rate would have a negative impact of R$107 million on our net income.

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

ADR holders are required to pay the depositary: (i) an annual fee of U.S.$0.02 per ADS for administering the ADR program and (ii) amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below:

Depositary Action	Associated fee

Issuance, delivery, reduction, cancellation or surrender of ADSs	U.S.$5.00 per 100 ADSs

Any cash distribution to registered ADS holders	U.S.$0.02 (or less) per ADSs

Transfer rates (to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed)	U.S.$1.50 per ADR or ADRs

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR program. From January 1 to December 31, 2010, our depositary bank reimbursed us the amount of U.S.$1.5 million.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of the year ended December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2010, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described below.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.” Based on this assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were:

1. We did not maintain effective internal controls over financial reporting based on the COSO criteria. The following material weaknesses related to our controls over financial reporting were identified: 1) we did not maintain an effective control environment, specifically: (i) internal control deficiencies were not remediated in a timely manner; and (ii) we did not adequately define responsibility with respect to our internal controls over financial reporting and the necessary lines of communication throughout the organization; 2) we did not adequately perform a risk assessment to identify risks so as to ensure that effective controls were adequately designed and implemented that would prevent and detect material misstatements to our financial statements; 3) we did not adequately design and maintain effective information technology policies, including those related to segregation of duties, security and access (grant and monitor) to our financial application programs and data.

2. We did not maintain effective design and operating controls over the completeness and accuracy of period-end financial reporting. Specifically, we did not maintain effective review and monitoring processes and documentation relating to the recording of recurring and non-recurring journal entries.

3. We did not maintain effective design and operating controls to ensure the completeness/accuracy of the judicial deposits and legal lawsuits or performed periodic review/update of them, including the update of expected losses for accrual purposes.

4. We did not maintain effective design and operating controls to ensure the completeness and accuracy or review/monitoring of the post-retirement benefit plans (pension plans) sponsored by us, including detailed review of the actuarial assumptions, reconciliation between actuarial valuation reports and accounting records, as well as cash flows from contribution payments.

5. We did not adequately design and maintain effective design and operating controls as Itaipu with respect to its accounting for property, plant and equipment, specifically, to ensure the completeness, accuracy and validation of its fixed asset acquisitions.

6. We did not maintain effective controls to ensure the completeness, accuracy, validity and valuation over the purchase and payments of goods and services of our subsidiary Eletrobras Furnas due to changes related to the implementation of Enterprise Resource Planning (ERP) software.

7. We did not design and maintain effective controls to ensure the completeness and accuracy of changes in transmission revenue services associated with the adjustment factor related to the availability of the transmission lines not included in the fixed transmission revenue fee (Receita Annual Permitida). The information related to those revenue is provided by the ONS on a monthly basis and we do not maintain controls to confirm the information supplied.

8. We did not maintain effective design and operating controls to ensure the appropriate review/monitoring related to the preparation of our IFRS financial statements and disclosures. In addition, we did not have internal accounting staff with adequate IFRS knowledge to supervise and review the accounting process and did not maintain effective controls over the financial reporting process due to insufficient internal personnel with sufficient accounting knowledge, experience and training in the application of IFRS and did not implement an adequate supervisory review of the accounting process to ensure the financial statements and disclosures were prepared in compliance with IFRS.

Notwithstanding management’s assessment that our disclosure controls and procedures were not effective and that there were material weaknesses as identified above, we believe that our financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

The effectiveness of the internal control over financial reporting, as of December 31, 2010, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report beginning on page F-1 of the financial statements to this Form 20-F.

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

Regarding the remediation of the material weakness related to completeness and accuracy of the judicial proceedings, as of December 2009, the accounting departments of our subsidiaries (other than Eletrobras Furnas) have included all judicial proceedings in their reports on lawsuits. The legal department of Eletrobras Furnas adopted the same procedure as of the fourth quarter of 2010 and our legal department has amended its procedures starting in the third quarter of 2011.

In respect of the material weakness related to the control of the post-retirement benefit plans (pension plans) sponsored by us and administered by a third-party plan administrator, we are in the process of creating a system of internal controls to avoid future reliance on the SAS 70 report from the third-party plan administrator.

We are in discussion with Itaipu and its external auditors to assess the most effective ways to remedy the material weakness related to Itaipu.

With respect to the material weakness on the purchase and payments of goods and services by Eletrobras Furnas, Eletrobras Furnas has implemented SAP as its ERP system in order to improve its processes related to the purchase and payments of goods. The Company will continue to test these system in the second half of 2011 with a view towards curing this material weakness.

With respect to transmission lines revenues, we have been attending regular meetings with the ONS in order to ensure the completeness and accuracy of changes in transmission revenue services associated with the adjustment factor related to the availability of the transmission lines not included in the fixed transmission revenue fee (Receita Annual Permitida).

In order to remedy the material weakness regarding the preparation of our IFRS financial statements and disclosures, we are re-assessing the need to hire further accounting staff with specialized knowledge of IFRS.

(c) Changes in Internal Control over Financial Reporting

Other than as set forth above, there have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2010.

(d) Attestation Report of the Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated October 14, 2011, on the effectiveness of the internal control over financial reporting as of December 31, 2010, see “Item 18. Financial Statements”.

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

The following table sets forth by category of service the total fees for services provided to Eletrobras by PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2010 and 2009.

	2010	2009
	(R$)
Audit Fees	5,100,000.00	5,000,000.00
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	5,100,000.00	5,000,000.00

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

Audit-Related Fees

No audit-related fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2010 and 2009.

Tax Fees

No tax fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2010 and 2009.

All Other Fees

No other fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2010 and 2009.

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

We also created, in 2008, a “whistleblower channel” in order to receive “complaints”, by any person (provided such complaint is first reported to the Fiscal Council), regarding any “dishonest or unethical conduct”, “accounting, internal accounting controls, or auditing matters” and any equally confidential and anonymous submissions of “concerns” of the same type by our employees and associates. The “whistleblower channel” can be accessed through our website or by letter sent to our headquarters marked for the attention of our Fiscal Council. Since its establishment, 8 issues were reported to our “whistleblower channel”, all of which related to personal conduct and therefore did not have a financial impact on our results of operations.

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

There was no change in Certifying Accountant.

ITEM 16G.	CORPORATE GOVERNANCE

See “Item 9.C, Markets—Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18, Financial Statements”.

ITEM 18.	FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1. Companhia Energética do Maranhão S/A (or CEMAR), Companhia Estadual de Distribuição de Energia Elétrica (or CEEE D), Companhia Estadual de Geração e Transmissão de Energia Elétrica (or CEEE-GT), Companhia de Transmissão de Energia Elétrica Paulista (or CTEEP) constituted significant subsidiaries in 2009 and 2010 under IFRS. In accordance with Rule 3-09 of Regulation S-X, comparative unaudited financial statements for 2010 and 2009 of CEMAR, CEEE-D, CEEE-GT and CTEEP will be filed subsequently as an amendment to this annual report.

ITEM 19.	EXHIBITS

2.1	Amended and Restated Deposit Agreement dated August 13, 2007 between Centrais Elétricas Brasileiras S.A. – Eletrobras and J.P.Morgan Chase Bank, N.A., incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

2.2	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.2	By-Laws of Centrais Elétricas Brasileiras S.A. – Eletrobras (English translation), dated March 26, 2011.

4.1	Itaipu treaty signed by Brazil and Paraguay – Law No. 5,899 of July 5, 1973., incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

16.1	Auditor’s Letter Regarding Change in External Auditor.

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

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the year ended December 31, 2010 and 2009

Centrais Elétricas Brasileiras S.A. - Eletrobras

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A. - Eletrobras

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. - Eletrobras and its subsidiaries at December 31, 2010, 2009 and January 1, 2009 and the results of their operations and their cash flows for the years ended December 31, 2010 and 2009, in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), because material weaknesses in internal control over financial reporting existed as of that date, related to the following: (i) lack of an effective internal control environment, considering that internal control deficiencies were not remediated in a timely manner, the Company did not adequately define responsibility with respect to its internal controls over financial reporting and the necessary lines of communication throughout the organization, the Company did not adequately perform a risk assessment to identify risks so as to ensure that effective controls were adequately designed and implemented that would prevent and detect material misstatements to its financial statements, and the Company did not adequately design and maintain effective information technology policies, including those related to segregation of duties, security and granting and monitoring access to its financial application programs and data; (ii) lack of effective review and monitoring processes and documentation relating to the recording of recurring and non-recurring journal entries; (iii) lack of effective controls to ensure the completeness/accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes; (iv) lack of effective controls to ensure the completeness/accuracy or the review/monitoring of the postretirement benefits plans (pension plans) sponsored by the Company, including detailed review of the actuarial assumptions, reconciliation between actuarial valuation reports and accounting records, as well as the cash flow for the contribution payments; (v) lack of effective controls at the Itaipu Binacional business unit with respect to its accounting for property, plant and equipment, (vi) lack of effective controls to ensure completeness, accuracy, validity and valuation of purchases and payments of goods and services in our subsidiary Furnas; (vii) lack of effective controls to ensure the completeness and accuracy of changes in transmission services revenue associated with the adjustment factor related to the availability of the transmission lines not included in the fixed transmission revenue fee (RAP); (viii) lack of effective controls to ensure the appropriate review/monitoring related to the preparation of financial statements in compliance with International Financial Reporting Standards (IFRS) and related disclosures and insufficient complement of internal personnel with a sufficient level of accounting knowledge in IFRS and lack of an adequate supervisory review of the accounting process to ensure the financial statements and disclosures were prepared in compliance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying “Management’s Annual Report on Internal

2 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Control over Financial Reporting”. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2010 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for those financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in compliance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note 15 to the financial statements, the subsidiaries in the distribution segment have suffered recurring losses from operations and have a net capital deficiency in the amount of R$ 554,323 thousand at December 31, 2010.

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

3 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Rio de Janeiro, October 14, 2011

PricewaterhouseCoopers

Auditores Independentes

4 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras
Consolidated Balance Sheet at December 31, 2010, 2009 and January 1, 2009 In thousands of reais	(continued) (A free translation of the original in Portuguese)

	ASSETS NOTE	31/12/2010	31/12/2009	01/01/2009

CURRENT

Cash and cash equivalents	7	9,220,169	8,617,294	5,527,468
Restricted cash	7	2,058,218	1,341,719	734,386
Marketable securities	8	6,774,073	7,662,640	7,439,509
Accounts Receivable	9	4,016,006	3,102,079	3,118,392
Financial asset of concession agreements	17	726,507	715,720	522,852
Financial asset - Itaipu	18	997,015	854,656	1,100,155
Financings and loans	10	1,359,269	1,926,193	1,499,420
Fuel Consumption Account - CCC		3,041,484	877,833	550,894
Investments Remuneration	11	178,604	78,726	61,951
Taxes recoverable	12	1,825,905	1,326,933	509,883
Reimbursement Rights	13	324,451	221,519	527,809
Other debtors		478,367	602,731	373,070
Stock of Nuclear Fuel	14	297,972	324,634	286,903
Warehouse (storeroom)		378,637	350,470	309,008
Prepaid expenses		40,418	58,765	45,278
Financial instruments		283,220	227,540	52,640
Other		805,631	511,774	362,944

		32,805,946	28,801,226	23,022,562

NON-CURRENT

LONG TERM ASSETS

Financings and loans	10	8,300,171	9,839,828	13,405,178
Accounts Receivable	9	1,470,215	1,431,080	1,874,063
Marketable securities	8	769,905	687,188	618,474
Stock of Nuclear Fuel	14	799,556	755,434	720,294
Financial asset of concession agreements	17	24,995,625	22,352,103	20,821,243
Financial asset - Itaipu	18	15,648,087	16,744,836	24,119,962
Deferred Tax Assets	12	4,338,682	4,493,223	3,450,717
Escrow deposits		1,750,678	1,521,317	991,957
Fuel Consumption Account - CCC		1,156,926	1,173,580	572,279
Financial instruments		297,020	228,020	40,050
Other		889,931	766,145	1,012,241

		60,416,796	59,992,754	67,626,458

Advances for corporate shares		7,141	4,001	4,027

		60,423,937	59,996,755	67,630,485

INVESTMENTS	15	4,724,647	5,288,107	5,043,144

FIXED ASSETS	16	46,682,498	41,597,605	36,495,659

INTANGIBLE	19
Concession Contracts		932,509	991,879	1,328,055
Other		1,331,463	1,032,804	786,539

		53,671,117	48,910,395	43,653,397

TOTAL ASSETS		146,901,000	137,708,376	134,306,444

5 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras
Consolidated Balance Sheet at December 31, 2010, 2009 and January 1, 2009 In thousands of reais	(continued) (A free translation of the original in Portuguese)

	NOTE	31/12/2010	31/12/2009	01/01/2009
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT
Borrowings	23	1,868,465	1,115,275	1,135,497
Compulsory loan	24	16,925	13,675	85,946
Suppliers	21	5,165,765	3,079,614	2,504,293
Advances from clients	22	341,462	63,400	53,159
Taxes and social contributions	26	1,102,672	963,365	810,536
Fuel Consumption Account - CCC	25	2,579,546	923,535	667,626
Shareholders’ remuneration	28	3,424,520	3,214,450	1,687,448
National Treasury Credits	29	92,770	76,036	72,236
Estimated liabilities		772,071	672,214	600,661
Reimbursement Obligations		759,214	857,001	479,868
Complementary pension plans	30	330,828	351,149	510,197
Provisions for contingencies	31	257,580	252,708	303,452
Regulatory fees	27	584,240	589,433	695,247
Leasing		120,485	108,827	106,435
Financial instruments		237,209	40,050	296,134
Other		715,757	949,113	652,416

		18,369,509	13,269,845	10,661,151
NON-CURRENT
Borrowings	23	31,269,971	28,392,542	26,910,231
National Treasury Credits	29	250,485	311,306	403,429
Compulsory loan	24	141,425	127,358	129,866
Taxes and social contributions	26	1,217,649	1,273,890	2,472,172
Shareholders’ remuneration	28	5,601,077	7,697,579	—
Provision for decommission	32	375,968	323,326	266,168
Advances from clients	22	928,653	978,980	1,018,488
Fuel Consumption Account - CCC	25	1,876,598	1,344,380	1,413,039
Provisions for contingencies	31	3,901,289	3,528,917	3,769,666
Complementary pension plans	30	2,066,702	1,992,012	2,179,845
Leasing		1,694,547	1,639,448	1,685,071
Concessions payable	33	834,215	761,131	656,249
Advances for future capital increase	34	5,173,856	4,712,825	4,287,353
Financial instruments		303,331	228,020	40,050
Other		2,365,315	1,747,768	1,103,760

		58,001,081	55,059,482	46,335,387
SHAREHOLDERS’ EQUITY	36
Capital Stock		26,156,567	26,156,567	26,156,567
Capital reserves		26,048,342	26,048,342	26,048,342
Profit reserves		16,804,851	19,009,668	28,900,908
Retained earnings		—	(3,345,744)	(4,086,684)
Asset valuation adjustment		163,335	179,427	196,906
Additional Proposed Dividend		753,201	370,755	257,836
Other comprehensive income		377,818	827,491	(285,485)
Non-controlling shareholders’ interest.		226,296	132,543	121,516

		70,530,410	69,379,049	77,309,906

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		146,901,000	137,708,376	134,306,444

6 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras Consolidated Statement of Income for the Years Ended December 31, 2010 and 2009
In thousands of reais	(A free translation of the original in Portuguese)

	NOTE	31/12/2010		31/12/2009
NET OPERATING REVENUE	38		26,749,402		23,140,905

OPERATING EXPENSES

Goods, Supplies and Services	40		7,370,713		6,486,218
Profit sharing for employees and management			296,270		284,534
Electricity Purchased for Reselling	41		4,315,084		3,581,396
Fuel for electricity production			743,761		756,285
Use of the Grid			1,353,839		1,263,408
Remuneration and indemnification			1,087,341		1,188,032
Depreciation and amortization			1,592,476		1,624,246
Construction			2,953,484		1,723,960
Operating provisions	42		1,529,549		2,140,406
Itaipu’s income to offset			441,057		669,675
Donations and contributions			261,006		237,978
Other			1,063,205		704,447

			23,007,785		20,660,585

OPERATING INCOME BEFORE THE FINANCIAL RESULT			3,741,617		2,480,320

FINANCIAL RESULT

Financial revenue
Revenues from Interest, Commissions and Fees			781,872		1,035,487
Revenue from financial investments			1,537,435		1,464,782
Arrears surcharge on electricity			393,987		228,145
Monetary restatement			616,141		356,023
Other financial revenues			44,856		736,765

Financial expenses
Debt charges			(1,675,821)		(1,758,473)
Leasing charges			(332,449)		(213,470)
Charges on shareholders’ resources			(1,298,647)		(1,468,713)
Exchange rate variations			(431,497)		(4,018,643)

			(364,123)		(3,638,097)

Result/(loss) before of participation in associates and other investments			3,377,494		(1,157,777)

Result of participation in associates and other investments 39			669,755		1,571,032

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION			4,047,249		413,255

Income Tax			(1,074,605)		635,875
Social contribution on the net income			(419,659)		201,010

NET INCOME OF THE YEAR			2,552,985		1,250,140

ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS			2,247,913		911,467
ATTRIBUTABLE TO NON-CONTROLLING SHAREHOLDERS			305,072		338,673

NET INCOME PER SHARE		R$	2.25	R$	1.10

The accompanying notes are na integral part of these consolidated financial statements.

7 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras Consolidated Statement of Other Comprehensive Income for the Years Ended December 31, 2010 and 2009
In thousands of reais	(A free translation of the original in Portuguese)

	Year ended on December 31st,
	2010	2009

Net income of the year	2,552,985	1,250,140

Other comprehensive income components
Accumulated translation adjustments	(4,520)	(30,059)
Actuarial gains and losses adjustments	(345,034)	243,385
Fair value of financial instruments available for sale	(50,143)	440,775
Cash flow hedge adjustment	8,489	(13,540)
Comprehensive income of associated companies and jointly controlled entities	(58,466)	472,416

Other components of the comprehensive income of the year	(449,674)	1,112,977

Total comprehensive income of the year	2,103,311	2,363,117

Attributable
Shareholders of the Company	1,798,239	2,024,445
Interest of non-controlling	305,072	338,672

	2,103,311	2,363,117

The accompanying notes are an integral part of these consolidated financial statements.

8 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Consolidated Statement of Shareholders Equity

For the Years Ended December 31, 2010 and 2009

In thousands of reais	(A free translation of the original in Portuguese)

			REVAL- UATION RESER- VES	PROFIT RESERVES				ADDIT- IONAL DIVI- DENDS	ASSET VALUA- TION ADJUST- MENTS REFLEX	ACCU- MULATED LOSSES	AFAC	OTHER COMPRE- HENSIVE INCOME	SHARE- HOLDERS' EQUITY ATTRIBU- TABLE TO TO CONTR- OLLING	SHARE- HOLDERS' EQUITY ATTRIBU- TABLE TO NON- CONTR- OLLING	SHARE- HOLDERS' EQUITY TOTAL
	CAPITAL STOCK	CAPITAL RESER- VES		LEGAL	STATU- TORY	UNDIST- RIBUTED DIVIDENDS	PROFIT RETE- NTION

BALANCE ON 01/01/2009 BEFORE ADOPTING THE NEW PRACTICES ADOPTION OF THE NEW PRACTICES	26,156,567	26,048,342	196,906	2,037,862	17,038,712	9,336,858	487,476	—	28,285	—	4,287,353	—	85,618,361	—	85,618,361

Effects of adopting the new practices			(196,906)						168,621	(4,086,684)	(4,287,353)	(285,485)	(8,687,807)	121,516	(7,513,070)
Additional dividends								257,836					257,836
On January 1st, 2009 (restated)	26,156,567	26,048,342	—	2,037,862	17,038,712	9,336,858	487,476	257,836	196,906	(4,086,684)	—	(285,485)	77,188,390	121,516	77,309,906

Additional dividends								(257,836)					(257,836)		(257,836)
Treasury stock					(879)								(879)		(879)
Accumulated translation adjustments												(29,790)	(29,790)		(29,790)
Other post-employment benefits												5,914	5,914		5,914
Fair value of financial instruments available for sale												206,662	206,662		206,662
Deferred taxes on other comprehensive income												(72,276)	(72,276)		(72,276)
Other comprehensive income reflex												1,002,466	1,002,466		1,002,466
Financial charges—Decree 2,673/98						926,581							926,581		926,581
Reversal for payment						(10,263,439)							(10,263,439)		(10,263,439)
Realization of the Revaluation Reserve									(17,479)	17,479			—		—
Reversal of reserves					(74,554)		(487,476)			562,030			—		—
Net income of the year										911,467			911,467	338,673	1,250,140
Allocation of income:													—		—
Constitution of reserves				8,526						(8,526)			—		—
Shareholders' remuneration										(741,509)			(741,509)	(327,646)	(1,069,155)
Approval of additional dividend by the OSM								370,755					370,755		370,755
On December 31st, 2009 (restated)	26,156,567	26,048,342	—	2,046,388	16,963,279	—	—	370,755	179,427	(3,345,743)	—	827,491	69,246,506	132,543	69,379,049

Additional dividends								(370,755)					(370,755)		(370,755)
Accumulated translation adjustments												(4,453)	(4,453)		(4,453)
Other post-employment benefits												36,498	36,498		36,498
Fair value of financial instruments available for sale												104,740	104,740		104,740
Deferred taxes on other comprehensive income												(48,021)	(48,021)		(48,021)
Other comprehensive income reflex												(538,438)	(538,438)		(538,438)
Asset valuation adjustment									(16,092)				(16,092)		(16,092)
Realization of the Revaluation Reserve										16,092			16,092		16,092
Reversal of reserves					(2,204,815)					2,205,694			—		—
Net income of the year										2,247,913			2,247,913	305,072	2,552,985
Allocation of income:													—		—
Shareholders' remuneration										(1,123,956)			(1,123,956)	(211,319)	(1,335,275)
Approval of additional dividend by the OSM								753,201					753,201		753,201

On December 31st, 2010	26,156,567	26,048,342	—	2,046,388	14,758,464	—	—	753,201	163,335	—	—	377,817	70,304,113	226,296	70,530,410

9 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Consolidated Statement of Cash Flow

For the Years Ended December 31, 2010 and 2009

In thousands of reais	(A free translation of the original in Portuguese)

	31/12/2010	31/12/2009
OPERATIONAL ACTIVITIES
Income before Income Tax and Social Contribution	4,047,250	413,255
Adjustments to reconcile income to the cash generated by operations:
Depreciation and amortization	1,592,476	1,624,246
Net monetary/exchange rate variations	(387,617)	3,662,620
Financial charges	2,008,270	1,971,943
Return rates updating - Transmission	(501,058)	(535,842)
Construction revenue	(636,818)	(440,915)
Result of participation in associates and other investments	(601,165)	(1,571,031)
Resale Itaipu	548,554	1,335,177
Provision for unfunded liability	148,167	(74,859)
Provision for deferred taxes	828	(2,999)
Provision for doubtful accounts	463,201	772,214
Provisions for contingencies	460,628	96,752
Provision for impairment	82,402	(412,956)
Provision for post-employment benefits	(43,645)	942,772
Charges of Global Reversion Reserve	395,756	380,439
Present value adjustment - actuarial evaluation	(17,931)	31,485
Present value adjustment - leasing	332,449	213,470
Minority interest on income	(305,072)	(338,673)
Charges on shareholders' resources	1,298,647	1,468,710
Itaipu's income to offset	441,057	669,675
Gain/Loss in the sale of assets	(49,286)	203,918
Financial Instruments - Derivatives	(46,599)	(430,984)
Other	337,903	(417,427)

	5,521,147	9,147,735

Increase/(decrease) in operational assets
Restricted cash	(716,499)	(607,333)
Consumers and resellers	(889,281)	16,315
Marketable securities	888,568	(223,131)
Fuel Consumption Account - CCC	(2,163,651)	(326,939)
Taxes recoverable	215,910	840,102
Reimbursement Rights	(102,932)	306,290
Other debtors	124,364	(229,661)
Warehouse (storeroom)	(1,505)	(79,193)
Prepaid expenses	18,347	(13,487)
Financial instruments	(55,680)	(174,900)
Financial asset of concession agreements	(10,787)	(192,869)
Financial asset - Itaipu	(142,359)	245,499
Other	(392,399)	241,806

	(3,227,904)	(197,501)

Increase/(decrease) in operational liabilities
Compulsory loan	3,250	(72,271)
Suppliers	2,086,151	575,321
Advances from clients	278,062	10,241
Taxes and social contributions	193,323	(898,824)
Fuel Consumption Account - CCC	1,656,011	274,194
Concessions payable	247,786	5,314
Leasing	11,658	108,827
Estimated liabilities	99,857	71,553
Reimbursement Obligations	(97,787)	377,133
Research and development	—	—
Complementary pension plans	—	—
Regulatory fees	(5,194)	589,433
Financial instruments	197,159	40,049
Other	(481,282)	943,797

	4,188,994	2,024,767

Cash from operational activities	10,529,487	11,388,256

Payment of financial charges	(1,453,344)	(1,104,469)
Payment of Charges of Global Reversion Reserve	(864,871)	(788,445)
Receipt of financial charges	468,975	574,508
Payment of income tax and social contribution	(890,205)	(906,786)
Judicial Deposits	(146,131)	(354,036)

Cash from operational activities	7,643,911	8,809,028

FINANCING ACTIVITIES

Long-term loans and financings	3,829,260	1,672,331
Payment of loans and financings - principal	(1,202,294)	(1,145,379)
Payment of shareholders' remuneration	(3,143,565)	(1,390,796)
Payment of refinancing of taxes and contributions - principal	(92,115)	(97,480)
Advances for future capital increase - AFAC	—	—
Compulsory loan and Global Reversion Reserve	1,049,035	896,445
Other	(346,433)	(1,416,057)

Net cash from financing activities	93,888	(1,480,936)

INVESTMENT ACTIVITIES
Granting of loans and financings	(142,291)	(216,056)
Granting of loans and financings	2,562,306	1,064,842
Renegotiated electricity credits received	342,745	563,460
Acquisition of property, plant and equipment	(6,256,197)	(5,262,299)
Acquisition of property, plant and equipment	(359,219)	(290,736)
Acquisition of financial asset - Transmission/Distribution	(266,146)	737,675
Acquisition/contribution of capital in equity interest	(628,455)	(1,018,951)
Granting of advance for future capital increase	(3,095,671)	0
Receipts of investment remuneration on equity investments	600,869	731,216
Other	107,136	(547,417)

Net cash from investing activities	(7,134,923)	(4,238,266)

Increase (decrease) on cash and cash equivalents	602,876	3,089,826

Cash and cash equivalents on the in the beginning of the year	8,617,294	5,527,468
Cash and cash equivalents on the in the beginning of the year	9,220,169	8,617,294

	602,875	3,089,826

10 of 149

(A free translation of the orignal in Portuguese)

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

1	General Information

Centrais Elétricas Brasileiras S.A. (“Eletrobras” or “Company”) is a corporation headquartered in Brasília - DF - Setor Comercial Norte, Quadra 4, Bloco B, 100, sala 203 - Asa Norte, registered at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and at the Securities and Exchange Commission - SEC, with shares traded in the stock exchanges in São Paulo (BOVESPA) - Brazil, Madrid (LATIBEX) - Spain and New York (NYSE) -United States of America. Its business purpose is studying, projecting, building and operating generating power plants, electric power transmission and distribution lines, as well as operating trading transactions arising from these activities. Its purpose is also granting funding, providing guarantees, in the Country and abroad, to electric energy public service companies under its control and on behalf of technical-scientific research entities; promoting and supporting research in the electric energy sector, especially the ones linked to generation, transmission and distribution activities, as well as performing studies of exploitation of watersheds for multiple purposes; contributing to the education of technical personnel required by the Brazilian electric energy sector, as well as preparing qualified workers, through specialized courses, it may also provide aid to schools in the Country or scholarships abroad and signing agreements with entities contributing to the training of specialized technical personnel; collaborate, technically and administratively, with companies in which it has a shareholding interest and with the Ministry of Mines and Energy.

The Company operates as a holding company, managing investments in equity interests, holding direct control in seven electric energy generation and/or transmission companies (Furnas Centrais Elétricas S.A. - FURNAS, Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE, Amazonas Energia - AME, Companhia Hidroelétrica do São Francisco - CHESF, Centrais Elétricas S.A. - ELETROSUL, Eletrobras Termonuclear S.A. - ELETRONUCLEAR, and Companhia de Geração Térmica de Energia Elétrica - CGTEE) and in four electric energy distributing companies Companhia de Eletricidade do Acre - Eletroacre, Centrais Elétricas de Rondônia - Ceron, Companhia Energética de Alagoas - Ceal and Companhia Energética do Piauí – Cepisa.

The Company is the parent company, also, of Eletrobrás Participações S.A. - Eletropar and, in a joint control regime, of Itaipu Binacional - Itaipú, in the terms of the International Treaty signed by the governments of Brazil and Paraguay, Inambari Geração de Energia S.A. and Centrales Hidroelectricas de Centroamerica S.A. (CHC).

The Company indirectly controls the company Boa Vista Energia, a full subsidiary of Eletronorte, which operates in electricity generation and distribution in the State of Roraima and RS Energia and SC Energia, controlled by Eletrosul.

The Company also has a minority interest in companies in the segments of electricity generation, transmission and distribution, directly and indirectly, through its subsidiaries. (Note 16)

Eletrobras is authorized, directly or through its subsidiaries and controlled companies, to associate, with or without payment, to constitute business consortiums in companies, with or without controlling power, abroad, directly or indirectly destined to explore electricity production or transmission.

11 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The Company is also responsible for the management of sector resources, represented by Global Reversion Reserve - RGR, Energy Development Account - CDE, Use of Public Property - UBP and Fuel Consumption Account - CCC. These funds finance Federal Government programs universalizing the access to electricity, lighting efficiency, encouraging alternative sources of electricity, electricity conservation/saving and acquisition of fossil fuels used in isolated electricity generation systems, whose financial statements do not affect the results of the Company (except for administration fee in certain Funds).

Issuance of the Financial Statements of the Company was authorized by the Board of Directors of the Company on July 22, 2011.

Brazil’s electric energy sector is regulated by the Federal Government through the Mining and Energy Ministry (“MME”), which has exclusive authority over the sector. The regulatory policy for the sector is implemented by the Brazilian National Electric Energy Agency (“ANEEL”). Retail supply of electric energy by the Company takes place in accordance with the clauses in the long-term electric energy Sales concession agreements. Under these agreements, the Company is authorized to charge its consumers a rate for electric energy supply that consists of two components: 1) a portion relating to the costs of generation, transmission and distribution that are non-manageable (“Parcel A Costs”); and (2) a portion of operational costs (“Parcel B Costs”). Both components are established as part of the original concession for given initial periods. Subsequent to the initial periods, and at regular intervals, ANEEL has the authority to review the Company’s costs to determine inflation adjustments (or other similar adjustment factors), if any, applicable to the Parcel B Costs (the “Scalar Adjustment”) for the subsequent period. This review may result in a positive, null or negative scalar adjustment. In addition to the adjustments relating to the Parcel A and Parcel B Costs mentioned above, the electric energy supply concessions have an annual tariff adjustment based on several factors, including inflation. Following regulatory changes made in December 2001, the Company may now apply for tariff adjustments arising from significant events that disrupt the economic-financial equilibrium of its business. Other normal or recurring events (such as increases in electricity purchased, taxes on revenue or even local inflation) may also be absorbed through specific tariff increases. When the Company requests a tariff adjustment, it is necessary to prove the financial impact resulting from these events in its operations.

2	Concessions of Electricity Public Service (Unaudited)

The Company, through its subsidiaries, holds several concessions of electricity public service, whose details, installed capacity and maturity dates are listed below:

I	Electricity Generation

Concessions/Permissions	Location	Installed Capacity (MW)	Maturity Year

UHE (Hydroelectric Plant) Paulo Afonso I	BA	180.00	2015
UHE Paulo Afonso II	BA	443.00	2015
UHE Paulo Afonso III	BA	794.20	2015
UHE Paulo Afonso IV	BA	2,462.40	2015
UHE Apolônio Sales (Moxotó)	BA	400.00	2015
UHE Luiz Gonzaga (Itaparica)	BA	1,479.60	2015
UHE Xingó	AL / SE	3,162.00	2015
UHE Piloto	PE	2.00	2015
UHE Araras	CE	4.00	2015
UHE Funil	BA	30.00	2015
UHE Pedra	BA	20.01	2015
UHE Boa Esperança (Castelo Branco)	PI	237.30	2015
UHE Sobradinho	BA / PE	1,050.30	2022
UHE Curemas	PA	3.52	2024

12 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Concessions/Permissions	Location	Installed Capacity (MW)	Maturity Year

UTE (Thermoelectric Power Plant) Camaçari	BA	346.80	2027
UHE Belo Monte	PA	11,233.10	2045
EOL São Pedro do Lago	BA	28.80	2046
EOL Pedra Branca	BA	28.80	2046
EOL Sete Gameleiras	BA	28.80	2046
UHE - Tucuruí	PA	8,370.00	2024
UHE - Curuá-Una	PA	30.30	2028
UHE - Samuel	RO	216.75	2029
UHE - Coaracy Nunes	AP	76.95	2015
UTE - Rio Madeira	RO	119.35	Undetermined
UTE - Rio Acre	AC	45.49	Undetermined
UTE - Rio Branco I	AC	18.65	Undetermined
UTE - Rio Branco II	AC	31.80	Undetermined
UTE - Santana	AP	60.00	Undetermined
UTE - Electron	AM	120.00	Undetermined
UTE - Senador Arnon Afonso Farias	RR	85.99	Undetermined
UHE Dardanelos	MT	261.00	2042
UTE Serra do Navio	SE	23.30	2037
UTE PCH Capivara	SE	29.80	2037
Parque Eólico Miassaba 3	RN	50.40	2045
Parque Eólico Rei dos Ventos 3	RN	48.60	2045
UHE Passo São João	RS	77.00	2041
UHE Mauá	PR	361.00	2042
UHE São Domingos	MS	48.00	2037
PCH (Small Hydroelectric Plant) Barra do Rio Chapéu	SC	15.00	2035
PCH João Borges	SC	19.00	2035
EOI Coxilha Negra V	RS	30.00	2045
EOI Coxilha Negra VI	RS	30.00	2045
EOI Coxilha Negra VII	RS	30.00	2045
UHE Jirau	RO	3,300.00	2043
UTE Presidente Médici - Candiota	RS	446.00	2015
UTE São Jerônimo	RS	20.00	2015
UTE Nutepa	RS	24.00	2015
UTE Candiota (Phase C)	RS	350.00	2041
UHE Balbina	AM	277.50	2027
UHE Aparecida	AM	251.50	2015
UHE Aparecida	AM	251.50	2015
UTE Mauá	AM	711.40	2015
UHE Mauá	AM	711.40	2015
UTE Mauá	AM	711.40	2015
UTE Mauá	AM	711.40	2015
Other	AM	597.10	2015
UTE FLORES	AM	80.00	2015
UTE Cidade Nova	AM	20.00	2015
UTE Iranduba	AM	50.00	2015
UTE Distrito	AM	40.00	2015
UTE São Jorge	AM	50.00	2015
UHE Furnas	MG	1,216.00	2015
UHE Luiz Carlos Barreto de Carvalho	SP / MG	1,050.00	2015
UHE Marimbondo	SP / MG	1,440.00	2017
UHE Porto Colômbia	SP / MG	320.00	2017
UHE Mascarenhas de Moraes	MG	476.00	2023
UHE Funil	MG	216.00	2015
UHE Itumbiara	MG / GO	2,082.00	2020
UHE Corumbá I	GO	375.00	2014
UHE Manso	MG	212.00	2035
UHE Serra da Mesa	GO	1,275.00	2011

13 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Concessions/Permissions	Location	Installed Capacity (MW)	Maturity Year

UTE Santa Cruz	RJ	932.00	2015
UTE Campos (Roberto Silveira)	RJ	30.00	Extension
			granted

UHE Batalha	MG / GO	52.50	2041
UHE Simplício/Anta	RJ / MG	333.70	2041
UHE Peixe Angical	TO	452.00	2036
UHE Baguari	MG	140.00	2041
UHE Foz do Chapecó	RS	855.00	2036
UHE Serra do Facão	GO	212.58	2036
UHE Retiro Baixo	MG	82.00	2041
UTN (Thermonuclear Power Plant) Angra I	RJ	640.00	Undetermined
UTN Angra II	RJ	1,350.00	Undetermined
UTN Angra III	RJ	1,405.00	Undetermined
UHE Santo Antônio	RO	3,150.10	2043

14 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Electricity generation considers the following assumptions:

(a)	existence of periods, either throughout the day, or annually, in which there is higher or lower demand for electric power in the system for which the power plant, or generation system, was scaled;

(b)	existence, as well, of periods in which machines are removed from operation for maintenance, either preventive or corrective; and

(c)	water availability in the river where it is located.

Electric power production at the plants is the responsibility of the Electric Power Operation Planning and Programming, with spans and details ranging from annual to hourly and daily, currently prepared by ONS - the National Electric System Operation, which establishes the volumes and sources of generation required to meet the country’s demand in an optimized manner, based on the water basins availability and machinery in operation, as well as generation costs and feasibility of transmission of this power through the interconnected system.

II	Electric Power Transmission

	Location	Extension (km)	Maturity year of the concession

LT 230 kV - SE São Luís II / São Luís III	MA		2038
LT 230 kV - SE Ribeiro Gonçalves / SE Balsas			2039
LT 500 kV - LT Presidente Dutra - São Luís II / SE Miranda II	MA		2039
LT 500 kV - LT Jorge Teixeira - Lechuga, Double circuit	AM		2040
Transmission Lines Coxipó-Cuiabá-Rondonópolis (MT), and Disconnector Cuiabá in 230 Kv	MT	193	2034
Transmission Lines Colinas, Miracema, Gurupi, Peixe Nova da Serra 2 (TO/GO) in 500 kV	TO/GO	695	2036
Transmission Lines Jauru-Juba-C2 (MT) and Maggi - Nova Mutum (MT), both in 230 kV, SE Juba and SE Maggi 30/138 kV	MT	402	2008
Transmission Lines Oriximiná - Itacoatiara -Cariri (PA/AM), in 500kV, SE Itacoatiara and SE Cariri	PA/AM	586	2038
Collecting LT Porto Velho (RO) - Araraquara (SP), 600kv	RO/SP	2375	2039
Converter Station 01 CA/CC 600/±500 kV Porto Velho(RO) and Inverting Station 01 CA/CC,600/±500 kV CC/500 kV (Araraquara-SP)	RO/SP		2039
LT Porto Velho - Samuel Ariquemes - Ji-Paraná -Pimenta Bueno - Vilhena (RO), Jaurú (MT), with 230 kV	RO/MT	987	2039
LT Porto Velho - Abunã (RO) - Rio Branco (AC),230 kV	RO/AC	487	2039
LT Jaurú - Cuiabá (MT), and SE Jaurú, with 500 kV	MT/SE	348	2039
LT 500 kV CA/±600 kV Collecting CC Porto Velho; LT ±600 kV CC/500 kV CA Substation Araraquara	RR		2039
LT 525 kV Campos Novos/Biguaçu/Blumenau	SC	359	2035
LT 525 kV Itá/Nova Santa Rita	SC, RS	314.8	2015
LT 525 kV Caxias/Itá	RS, SC	256	2015
LT 525 kV Areia/Curitiba I	PR	235.2	2015
LT 525 kV Areia/Bateias	PR	220.3	2015
LT 525 kV Campos Novos/Caxias	SC, RS	203.3	2015
LT 525 kV Itá/Salto Santiago	SC, PR	186.8	2015
LT 525 kV Areia/Campos Novos	PR, SC	176.3	2015
LT 525 kV Areia/Ivaiporã	PR	173.2	2015
LT 525 kV Ivaiporã/Salto Santiago	PR	167	2015
LT 525 kV Blumenau/Curitiba	SC, PR	136.3	2015
LT 525 kV Ivaiporã/Londrina	PR	121.9	2015
Other LT 525 kV		395.4	2015
LT 230 kV Presidente Médice/Santa Cruz 1	RS	237.4	2038
LT 230 kV Dourados/Guaíra	MS, PR	226.5	2015
LT 230 kV Monte Claro/Passo Fundo	RS	211.5	2015
LT 230 kV Anastácio/Dourados	MS	210.9	2015

15 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Location	Extension (km)	Maturity year of the concession

LT 230 kV Passo Fundo/Nova Prata 2	RS	199.1	2015
LT 230 kV Areia/Ponta Grossa	PR	181.6	2015
LT 230 kV Campo Mourão/Salto Osório 2	PR	181.3	2015
LT 230 kV Campo Mourão/Salto Osório 1	PR	181.2	2015
LT 230 kV Salto Osório/Xanxerê	PR, SC	162	2015
LT 230 kV Areia/Salto Osório 1	PR	160.5	2015
LT 230 kV Areia/Salto Osório 2	PR	160.3	2015
LT 230 kV Londrina/Assis 1	PR, SP	156.6	2015
LT 230 kV Blumenau/Palhoça	SC	133.9	2015
LT 230 kV Biguaçu/Blumenau 2	SC	129.5	2015
LT 230 kV Areia/São Mateus do Sul	PR	129	2015
LT 230 kV Cascavel/Guaíra	PR	126.2	2015
LT 230 kV Lageado Grande/Siderópolis	RS, SC	121.9	2015
LT 230 kV Jorge Lacerda “B”/Palhoça	SC	121.3	2015
LT 230 kV Curitiba/São Mateus do Sul	PR	116.7	2015
LT 230 kV Blumenau/Jorge Lacerda “B”	SC	116.4	2015
LT 230 kV Campo Mourão/Apucarana	PR	114.5	2015
LT 230 kV Assis/Londrina	SP, PR	114.3	2015
LT 230 kV Atlântida 2/Gravataí 3	RS	102	2015
Other LT 230 kV	—	1,556	2015
LT 138 kV Jupiá/Mimoso 1	SP, MS	218.7	2015
LT 138 kV Jupiá/Mimoso 3	SP, MS	218.7	2015
LT 138 kV Jupiá/Mimoso 4	SP, MS	218.7	2015
LT 138 kV Jorge Lacerda “A”/Palhoça 1	SC	108.6	2015
LT 138 kV Campo Grande/Mimoso 1	MS	108.3	2015
LT 138 kV Campo Grande/Mimoso 3	MS	108.3	2015
LT 138 kV Campo Grande/Mimoso 4	MS	108.3	2015
LT 138 kV Dourados das Nações/Ivinhema	MS	94.7	2015
Other LT 138 kV		657	2015
LT 132 kV frequency converter Uruguaiana/Paso de Los Libres	RS	12.5	2015
LT 69 kV Salto Osório/Salto Santiago	PR	56.2	2015
LT 345 kV Furnas - Pimenta II	MG	66	2035
LT 500 kV Rio Verde Norte - Trindade ; ; LT 500/230 kV - 1200 MVA Trindade Substation	GO	193	2040
LT 230 kV Trindade - Xavantes	GO	37	2040
LT 230 kV Trindade - Carajás	GO	29	2040
LT Collector Porto Velho - Araraquara 2; LT 500/±600 kV - 3,150 MW, rectifier Station Substation 2 CA/CC and LT ±600/500 kV - 2,950 MW, Inverting Station Substation 02 CC/CA	RO	2,375	2038
LT 500 kV Mesquita - Viana 2 ; LT 500/345kV 900 MVA - Viana 2	MG /ES	248	2040
LT 345 kV Viana 2 - Viana	MG /ES	10	2040
2 LT 138 kV Generating Unit - Interconnected National System; LT 138 kV, Elevating Substation		33	2035
LT 230 kV Serra da Mesa - Niquelândia; LT 230 kV, Serra da Mesa Substation	TO	105	2015
LT 230 kV Niquelândia - Barro Alto; LT 230 kV, Niquelândia Substation and LT 230 kV, Barro Alto Substation	TO	88	2015
LT 230 kV CS Barra dos Coqueiros - Quirinópolis	MS, GO, MT	NA	2039
LT 230 kV CD Chapadão - Jataí Taquari	MS, GO, MT	NA	2039
LT 230 kV CS Palmeiras - Edéia	MS, GO, MT	NA	2039
2 LT 500 kV in the division of LT Campinas - Ibiúna and SE Itatiba 500/138 kV; LT 500/138 kV, Itatiba Substation and LT 500 kV, Campinas Substation and SE Ibiúna	SP	1	2039
LT 230 kV Irapé - Araçuaí 2		61	2035
LT 345 kV Montes Claros - Irapé	MG	138	2034
LT 345 kV Itutinga - Juiz de Fora	MG	144	2035
LT 230 kV Milagres/Tauá (CE); LT 230 kV Tauá Substation (CE)	CE	208	2035
LT 230 kV Milagres/Coremas (CE/PB)	CE/PB	120	2035
LT 230 kV Paraíso/Açu II (RN)	RN	135	2037
LT 230 kV Funi/Itapebi (BA)	BA	197.80	2015
LT 230 kV Ibicoara/Brumado (BA); LT 500/230 kV Ibicoara Substation (PE)	BA / PE	95	2037
LT 230 kV Eunápolis/Teixeira de Freitas II (BA); LT 230/138 kV Substation Teixeira de Freitas II (BA)	BA	152	2038

16 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Location	Extension (km)	Maturity year of the concession
LT 230 kV Picos/Tauá (PI/CE)	PI/CE	183.2	2037
LT 230 kV Jardim/Penedo (SE/AL)	SE/AL	110	2038
LT 500/230 kV Substations Suape II(PE); LT 230/69 kV Suape III (PE)	PE	24	2039
LT 230 kV Pau Ferro/Santa Rita II (PE/PB)	PE/PB	96.7	2039
LT 230 kV Paulo Afonso III/Zebu (AL); LT 230/69 kV Substations Santa Rita II; LT 230/69 kV Zebu (AL);
LT 230/69 kV Natal III (RN)	AL/PB/RN	6	2039
LT 230 kV Eunápolis/Teixeira de Freitas II (BA)	BA	152	2038
LT 500/230 kV Substation Camaçari IV	BA	80.84	2040

LT 230/69 kV Substation Arapiraca III; LT 230kV Double Circuit Rio Largo II/Penedo	AL	45	2040
LT 230/69kV Substation Pólo (BA)	BA		2040
LT 230 kV Paraíso/Açu (RN), circuit 3	RN	123	2040
LT 230 kV Açu/Mossoró II (RN), circuit 2	RN	69	2040
LT 230 kV João Câmara / Extremoz II; LT 230 kV Substation João Câmara (RN); LT 230 kV Substation Extremoz II (RN)	RN	82	2040
LT 230 kV Igaporã/Bom Jesus da Lapa II (BA); LT 230 kV
Substation Igaporã (BA)	BA	115	2040
LT 230 kV Sobral III/Acaraú II (CE); LT 230 kV Substation Acaraú (CE)	CE	97	2040
83 transmission substations; 15 elevating substations		18.260	2015
LT 500 kV Teresina(PI)/Sobral/Fortaleza(CE)	PI/CE	546	2034
LT 500 kV Colinas/Miracema/ Urupi/ Peixe 2/Serra da Mesa (TO/GO)	TO/GO	695	2036
LT 500 kV Oriximiná/Itacoatiara CD		375	2038
LT 500 kV Itacoatiara/Cariri (PA/AM); LT 500/138 kV substations Itacoatiara and LT 500/230 kV Cariri	PA/AM	212	2038
LT +/- 600 kV Collector Porto Velho (RO)/ Araraquara 2 (SP), 01 in CC; LT 500 kV/+/- 600kV - 3,150 MW Rectifying Station 02 CA/CC; LT , +/- 600 kV/500kV - 2,950 MW Inverting Station 02 CC/CA,	RO/SP	2,375	2039
LT 230 kV São Luiz II/ São Luiz III (MA); LT 500 kV Substation Pecém II (CE) and LT 230 kV Aquiraz II (CE)	MA/CE	96	2040
SE - Campos Novos	SC	2,466.00	2015
SE - Caxias	RS	2,016.00	2015
SE - Gravataí	RS	2,016.00	2015
SE - Nova Santa Rita	RS	2,016.00	2015
SE - Blumenau	SC	1,962.00	2015
SE - Curitiba	PR	1,344.00	2015
SE - Londrina	PR	1,344.00	2015
SE - Santo Ângelo	RS	1,344.00	2015
SE - Biguaçu	SC	300,00	2015
SE - Biguaçu	SC	672,00	2035
SE - Joinville	SC	691,00	2015
SE - Areia	PR	672,00	2015
SE - Itajaí	SC	525,00	2015
SE - Xanxerê	SC	450,00	2015
SE - Jorge Lacerda “A”	SC	399,80	2015
SE - Palhoça	SC	384,00	2015
SE - Siderópolis	SC	364,00	2015
SE - Assis	SP	336,00	2015
SE - Joinville Norte	SC	300,00	2015
SE - Atlântida 2	RS	249,00	2015
SE - Canoinhas	SC	225,00	2015
SE - Dourados	MS	225,00	2015
SE - Caxias 5	RS	215,00	2015
SE - Passo Fundo	RS	168,00	2015
SE - Tapera 2	RS	166,00	2015
SE - Gravataí 3	RS	165,00	2015
SE - Desterro	SC	150,00	2015
SE - Missões	RS	150,00	2039
SE - Anastácio	MS	150,00	2015

17 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Location	Extension (km)	Maturity year of the concession
SE - Ilhota	SC	100,00	2015
Other substations		404,50	2015

*In pre-operating stage

III	Electric Power Distribution

Company	Geographic Region	Municipalities Served	Maturity year of the concession

Distribuição Acre	State of Acre	25	2015
Distribuição Rondônia	State of Rondônia	52	2015
Distribuição Alagoas	State of Alagoas	102	2015
Distribuição Piauí	State of Piauí	224	2015
Amazonas Energia	State of Amazonas	62	2015
Distribuição Roraima	State of Roraima	1	2015

The term of concession in the tables above represent the average maturity date of the concessions acquired for each company.

In case the concessions of the Company’s subsidiaries are not renewed or are renewed at additional costs for the Company, the current levels of profitability and activity might be changed.

3	Summary of Significant Accounting Policies

3.1	Basis of preparation

These Consolidated Financial Statements are the first prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by International Accounting Board (“IASB”). All the effects of the first time adoption of IFRS are presented in the Note 6.2.1,

3.2	Compliance statement

The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The Management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The group therefore continues to adopt the going concern basis in preparing its consolidated financial statements.

18 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

3.3	Basis of consolidation

The consolidated Financial Statements include the Financial Statements of the Company and of its subsidiaries, including special purpose entities. Control is obtained when the Company has the power to govern financial and operational policies of an entity in order to receive benefits from its activities.

The results of operations of subsidiaries acquired or sold during the year are included in the consolidated statements of operations and comprehensive income from the date of effective acquisition until the date of effective sale, as applicable.

Whenever necessary, the Financial Statements of subsidiaries are adjusted to align their accounting policies, assumptions and judgements to those established by the Company. All transactions, balances, revenues and expenses between subsidiaries of the Company are fully eliminated in the consolidated Financial Statements

The consolidated Financial Statements reflect the balances of assets and liabilities as of December 31, 2010 and 2009 and on January 1, 2009 (transition date), and of operations of the years ended December 31, 2010 and 2009, of the parent company, its directly and indirectly controlled subsidiaries and jointly controlled entities. The Financial Statements prepared in a functional currency different from the one used by the parent company are converted to the Group’s presentation currency in Brazil, for equity accounting and consolidation purposes, and the resulting exchange differences are recognized in other comprehensive income.

19 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The Company adopts the following main consolidation practices:

(a)	Elimination of investments of the investor in investees, as a counterpart to the investor’s interest in investees’ respective shareholders’ equities.

(b)	Elimination of intercompany accounts receivable and payable.

(c)	Elimination of intercompany revenues and expenses.

(d)	Recognition of the non-controlling shareholding interest of the investees in the Equity and in the Statement of Income.

The Company uses full and proportional consolidation criteria, as described in the table below. Ownership interest is presented based on the total capital of the investee entity.

	December 31, 2010		December 31, 2009		January 1, 2009
	Ownership interest		Ownership interest		Ownership interest
Subsidiaries (Full consolidation)	Direct	Indirect	Direct	Indirect	Direct	Indirect

Amazonas Energia	100%		100%		100%
Ceal	100%		75%		75%
Cepisa	100%		99%		99%
Ceron	100%		100%		100%
CGTEE	100%		100%		100%
Chesf	100%		99%		99%
Eletroacre	93%		93%		93%
Eletronorte	99%		99%		99%
Eletronuclear	100%		100%		100%
Eletropar	84%		82%		82%
Eletrosul	100%		100%		100%
Furnas	100%		100%		100%
RS Energia		100%		100%		49%
Porto Velho Transmissora		100%		49%		49%
Boa Vista		100%		100%		100%
Estação Transmissora		100%		49%		49%

	December 31, 2010		December 31, 2009		January 1, 2009
Jointly Controlled Entities (Proportional consolidation)	Ownership interest		Ownership interest		Ownership interest
	Direct	Indirect	Direct	Indirect	Direct	Indirect

Itaipu	50%		50%		50%
Inambari	29%	49%	29%	49%
Norte Energia	15%	49%
CHC	50%
Amapari		49%		49%		49%
Amazônia Eletronorte		49%		49%		49%
Artemis		49%		49%		49%
Baguari		31%		31%		31%
Brasnorte		50%		50%		50%
Chapecoense		40%		40%		40%
Cia de Transm. Centroeste de Minas		49%		49%		49%
Construtora Integração		49%		49%		49%
Enerpeixe		40%		40%		40%
Eólica Cerro Chato I		90%
Eólica Cerro Chato II		90%
Eólica Cerro Chato III		90%
Energia Sustentável		40%		40%		40%
Goiás Transmissão		49%
Integração Transmissora		49%		49%		49%
Interligação Elétrica do Madeira		49%		49%		25%

20 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	December 31, 2010		December 31, 2009		January 1, 2009
Jointly Controlled Entities (Proportional consolidation)	Ownership interest		Ownership interest		Ownership interest
	Direct	Indirect	Direct	Indirect	Direct	Indirect

Linha Verde Transmissora		49%		49%
Madeira Energia		39%		39%		39%
Manaus Construtora Ltda		20%		20%		20%
Manaus Transmissora		50%		50%		50%
MGE Transmissão		49%
Norte Brasil Transmissora		49%		49%		49%
Pedra Branca		49%
Retiro Baixo		49%		49%		49%
Rio Branco Transmissora		49%		49%		49%
São Pedro do Lago		49%
SC Energia (Incorporated in the year 2009)		0%		0%		49%
Serra do Facão		50%		50%		0%
Sete Gameleiras		49%
Sistema de Transmissão Nordeste		49%		49%		49%
Transmissão Delmiro Gouveia		49%		49%		49%
Transenergia Goiás		49%		49%
Transenergia Renovável		49%		49%
Transenergia São Paulo		49%		49%
Transudeste		25%		25%		25%
Uirapuru		49%		49%		49%

3.3.1	Proportional consolidation procedures of Itaipu Binacional, jointly controlled entity

(a)	The Financial Statements of Itaipu Binacional, jointly controlled entity, are originally prepared in United States dollars (functional currency). Assets and liabilities were converted into Brazilian reais at the exchange rate on December 31, 2010 - US$ 1.00 - R$ 1.6662, defined by the Brazilian Central Bank (December 31, 2009 - US$ 1.00 - R$ 1.7412 and US$ 1.00 - R$ 2.3370 on January 1, 2009), and income statement items at the monthly average exchange rate.

(b)	The compensating result of Itaipu Binacional is presented in financial assets.

(c)	Remuneration on capital (dividends as established by the bilateral treaty Brazil - Paraguay) being paid by Itaipu Binacional and accounted for as a revenue in the parent company is eliminated at consolidation.

(d)	All the results generated by Itaipu Binacional in the consolidated statements, proportional to the shareholding interest of the Company (50%) are eliminated at consolidation against line item of Compensating Result of Itaipu Binacional.

21 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

3.4	Investments in associates

An associate is an entity over which the Company has significant influence and that does not qualify as a subsidiary or as an entity under joint control (joint venture). Significant influence is the power to participate in decisions on financial and operational policies of the investee, without exercising individual or joint control over these policies.

Investments in associates are accounted for under the equity method and include goodwill on the acquisition, net of any accumulated impairment losses. Under the equity method, investments in associates are initially accounted for at cost and then adjusted to reflect participation of the Company in profits or losses and other comprehensive results of the associates. When the Company’s share of losses of an associate exceeds its interest in that associate (including any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinuesrecognizing its share of further losses. Additional losses are recognized solely to the extent that the Company has incurred legal or constructive obligations or has made payments on behalf of the associate.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group.

Whenever necessary, the Financial Statements of our associates are adjusted so as to align their accounting policies, assumptions and judgements to those established by the Company, which apply the equity method of accounting in compliance with IAS 28.

3.5	Joint ventures

A joint venture is a contractual agreement through which the Company and other parties exercise an economic activity subject to joint control, a situation in which the decisions on financial and operational strategic policies related to the activities of the joint venture require the approval of all parties sharing control.

Whenever a subsidiary of the Company directly performs its activities through a joint venture, interest of the Company in jointly controlled assets and any liabilities jointly incurred with the other controlling shareholders is accounted for in the Financial Statements of the respective subsidiary and classified according to their nature. Incurred liabilities and expenditures directly related to the interest in joint venture are accounted for on an accrual basis. Any gains from the sale or use of the Company’s share in revenues from jointly controlled assets and its share in any expenses incurred by the joint venture are recognized when it is probable that the economic benefits associated to the transactions will be transferred to/from the Company and its value can be reliably measured.

The Company accounts for its interest in jointly controlled entities, in its consolidated financial statements, using the proportional consolidation method. The Company’s share in assets, liabilities and results of jointly controlled entities are added up to corresponding items in the consolidated Financial Statements of the Company, line by line.

3.6	Foreign currency translation

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). All the entities of the Group have Brazilian reais as their functional currency, except for ITAIPU, whose functional currency is dollar of the USA. The consolidated financial statements are presented in Brazilian reias, which is the group’s presentation currency.

22 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

In preparing the Financial Statements of each company, transactions in foreign currency, that is any currency different from the functional currency of each company, are translated into functional currency using the exchange rates prevailing at the date of each transaction. At the end of each fiscal year, monetary items denominated in foreign currency are translated using the exchange rates prevailing at the end of the year. Non-monetary items measured at historical cost in a foreign currency are translated, using the exchange rate at the date of transaction.

Foreign exchange gain and losses on monetary items are recognized in the statement of income in the period when they are incurred, except for those arising from borrowings in foreign currency related to the assets in construction for future productive use, which are included in the cost of these assets whenever they qualify as adjustments to interest costs of the referred borrowings.

Assets and liabilities of the Company’s foreign investments are translated into reais, using the exchange rates prevailing at the end of the year. The income statement items are translated at the average exchange rate for the year, unless the exchange rates have fluctuated significantly during the year; in this case, the exchange rates at the date of the transaction will be used. All the resulting exchange differences, if any, are recognized in other comprehensive income.

3.7	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, other highly liquid short-term investments with original maturities of three months or less, which are readily convertible into a known cash amount and which are subject to an insignificant risk of change in value.

3.8	Accounts receivable and allowance for impairment

The accounts receivable from clients (consumers and resellers) are comprised by receivables arising from electricity provision and supply, including those related to energy traded in the scope of the Electricity Trading Chamber - CCEE.

They are initially recognized at fair value and, subsequently, measured at amortized cost less the allowance for impairment. In practical terms, they are usually recognized at the invoiced value adjusted by the impairment provision. The policy of analysis of impairment of financial assets is presented in Nota 3.22.2

The accounts receivable are normally settled within a period of up to 45 days, which is the reason why the book values substantially represent the fair values on the fiscal year closing dates given the fact that the effect of their discount is immaterial.

They also include receivables from services rendered and not yet invoiced, arising substantially from distribution activities and which are measured by estimates based on historical MW consumption.

3.9	Fuel Consumption Account - CCC

Under Law No. 8.631, of March 4, 1993, the Company manages the amounts related to the payments made by the electricity public utility concessionaires, in favour of the Fuel Consumption Account - CCC, corresponding to annual quotas allocated to fuel expenditures applied for electricity generation. The amounts registered in current assets, in compensation for the current liability, correspond to the availability of resources maintained in a respective bank account, and to quotas

23 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

not paid by the concessionaires. The amounts registered in current assets are adjusted by the yield of the respective investment and represent restricted cash, not available for use for other purposes.

3.10	Judicial deposits

Aimed at legal and/or contractual compliance. They are measured at acquisition cost plus interest and monetary restatement based on legal provisions and adjusted for impairment whenever applicable. Such assets are considered loans and receivables, and their redemption is conditioned to closure of the judicial proceedings to which these deposits relate.

3.11	Warehouse

Warehouse materials, classified in current assets, are registered at average acquisition cost, which does not exceed their replacement costs or net realizable value.

3.12	Nuclear Fuel inventory

Uranium concentrate inventory, the related services and other elements of nuclear fuel used in thermonuclear power plants Angra I and Angra II are recorded based on their acquisition costs.

In its initial phase of formation, uranium ore and services necessary to its manufacturing are acquired and accounted for as non-current long-lived assets, under line item Nuclear Fuel Inventories. After concluding the manufacturing process, the part related to the consumption forecast for the next 12 months is classified in current assets, under line item Warehouse.

Consumption of nuclear fuel elements is allocated to the income statement in a proportional manner, considering electricity effectively generated per month in relation to total electricity forecasted for each fuel element. The Company performs periodic inventory counts and evaluations of nuclear fuel elements that passed through electricity generation process and are stored in the used fuel warehouse.

3.13	Fixed assets

At the transition date the Company has concluded that the generation assets, including those of nuclear generation and certain corporate assets are out of the scope of IFRIC 12 “Service concession arrangements” (Note 3.14), thus being demonstrate at cost, less accumulated depreciation and impairment. In the case of qualifying assets, the borrowing costs are capitalized according to the requirements of IAS 23 “Borrowing costs”, which is described below in the Note 3.13.1. Such fixed assets are classified in adequate categories of fixed assets when they are concluded and ready for the intended use. Depreciation of these assets starts when they are ready for the intended use on the same basis as other fixed assets. Land is not subject to depreciation.

Depreciation is calculated based on the estimated useful life of each asset, using the straight line method, so that the carrying value of the asset less its residual value, after the end of its useful life, is fully written off (except for land and construction in progress). The Company believes that the estimated useful life of each asset is similar to depreciation rates established by ANEEL, which are deemed as acceptable by the market. Additionally, in connection with the Company’s understanding of the current legislation on concession arrangements and based on an opinion of an independent legal advisor, it was considered the indemnification at the end of the concession based on the residual book value, and this factor was also considered in measuring fixed assets (see details in Note 17).

24 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Assets held through financial leasing are depreciated by the expected useful life, as assets owned by the Company, or for a shorter period, if applicable, under the terms of the respective leasing contract.

A fixed asset item is written off after sale or when there are no future economic benefits resulting from continuous use of the asset. Any gains and losses on sales or write-off of fixed asset items are determined by the difference between the amounts received from the sale and the book value and are included in the income statement of the year.

3.13.1	Borrowing costs

Monthly interest payable on borrwings is added to the acquisition cost of fixed assets in progress and, if applicable, foreign exchange gains and losses on borrowings considering the following criteria for capitalization:

(a)	The capitalization period occurs when the qualifying asset is under construction, and the capitalization of interest is terminated when the item is available for use.

(b)	Interest is capitalized based on the weighted average rate of the borrowings outstanding on the capitalization date.

(c)	Interest capitalized monthly do not exceed the amount of the interest expenses incurred in the capitalization period.

(d)	Capitalized interest is depreciated under the same criteria and estimated useful lives established for the items to which it was incorporated.

Gains on investments arising from temporary application of resources from specific borrowings, not yet used for the qualifying asset are deduced from borrowing costs elegible for capitalization, whenever the effect is material.

All other borrowing costs are recognized in the income statement of the year they are incurred.

3.14	Concession contracts

The Company has concession contracts in the segments of generation, transmission and distribution of electricity, signed with the grantor at the Brazilian Federal Government level, for periods ranging from 20 to 35 years, all contracts being, by segment, very similar in terms of rights and obligations of the concessionaire and of the grantor.

The electricity distribution tariff system is controlled by the National Electricity Agency - ANEEL, and such tariffs are adjusted annually and reviewed at the end of each four year period, aimed at maintaining the economical-financial balance of the Company, considering conservative investments made and the cost and expense structure of the reference company. The services are charged directly to the users, based on the volume of consumed electricity multiplied by the authorized tariff.

The electricity transmission tariff system of the old contracts is regulated by ANEEL and there are periodic tariff reviews, and for new transmission contracts there is an Allowed Annual Revenue - RAP, which is valid for the entire concession term, being adjustes annually by an inflation rate and subject to periodic reviews to cover new investments and occasional issues of economic-financial balance of the concession contracts.

The electricity generation tariff system was, in general, based on regulated tariff until 2004, and after this date, in connection with the changes in regulations for this sector, it changed from tariff

25 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

basis to a price system, and the electricity generating companies have the liberty to participate in electricity auctions for the regulated market, with, in this case, a basic price, and the final price is established in a competition between the participants in the auction. Additionally, electricity generating companies may sign bilateral sale agreements with consumers being qualified to the category of free consumers (definition based on demanded power in MW).

The terms of the main concession arrangements are described in Note 2.

Concession contracts regulate the exploitation of public services of electricity distribution and transmission by the Company, where:

Electricity distributing companies

•	The contract establishes which services the operator shall render and to whom (consumer class) the services shall be rendered.

•

The contract establishes performance standards for public service, related to maintaining and improving service quality to the consumers, and the operator is obligated, at the end of the concession, to return the infrastructure in the same condition as it had received it when signing these contracts. To comply with this obligation, constant investments are made during the term of the concession. Thus, assets linked to the concession might be replaced, sometimes, until the end of the concession.

•	At the end of the concession, assets linked to infrastructure must be handed over to the grantor, under penalty of indemnification.

Electricity transmition companies

•

The price is regulated (tariff) and is denominated Allowed Annual Revenue (RAP). The electricity transmission company can not negotiate prices with users. For some contracts, RAP is fixed and monetarily adjusted by price indexes once a year. For the remaining contracts, RAP is monetarily adjusted by a price index once a year, and is reviewed each five years. Generally, RAP for any electricity transmission company is subject to an annual review due to increasing assets and operational expenses arising from changes, enhancements and enlargement of facilities.

•	Assets are handed over at the end of the concession, with a right to receive indemnification (cash) from the grantor for investments not yet recovered.

IFRIC 12 – “Service Concession Arrangements” is applicable to public-private concession contracts in which the public entity:

•	Controls or regulate the type of services that may be rendered, with resources to underlying infrastructures.

•	Controls or regulates the price for services rendered.

•	Controls/holds significant interest in the infrastructure at the end of the concession.

A public-private concession shall present, typically, the following characteristics:

•	An underlying infrastructure to the concession, which is used to render services.

•	An agreement/contract between grantor and operator.

26 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

•	The operator renders a set of services during the concession.

27 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

•	The operator receives a compensation throughout the term of the concession contract, either directly from the grantor, or from users of the infrastructure, or from both.

•	Infrastructures are transferred to the grantor at the end of the concession, usually gratuitously or also by payment.

According to IFRIC 12, concession infrastructures within the scope of the interpretation, are not recognized by the operator as fixed assets, since the operator is deemed not to be in control of such assets, being then recognized according to one of the accounting models, depending on the form of operator’s compensation commitment assumed by the grantor in the scope of the contract:

(a)	Financial asset model

This model is applicable when the operator has an unconditional right to receive certain monetary amounts regardless of the level of use of the infrastructures under the concession and results in registering a financial asset, which is classified as loans and receivables.

(b)	Intangible asset model

This model is applicable when the operator, in the scope of the concession, is compensated based on the degree of usage of infrastructures (demand risk) related to the concession and results in registering an intangible asset.

(c)	Mixed model

This model is applied when the concession includes simultaneously compensation obligations guaranteed by the grantor and compensation obligations depending on usage level of the concession infrastructure.

Based on the characteristics established in the electricity distribution concession contracts of the Company and its subsidiaries and in the requirements of the interpretation, the following assets are recognized in the electricity distribution business:

•

Estimated part of the investments made and not recovered or depreciated until the end of the concession is classified as a financial asset, for being an unconditional right to receive cash or other financial asset directly from the grantor.

•

Remaining part of the financial asset (residual value) shall be classified as an intangible asset due to its recovery being conditioned to the use of the public service, in this case, electricity consumption by consumers.

The infrastructure received or built for the distribution activity is recovered through two cash flows:

•	Partly through electricity consumption by consumers (monthly invoicing based on the measure of electricity and power consumed/sold) during the term of concession.

•	Partly as an indemnification of the reversible assets at the end of the concession, to be received directly from the grantor or from whom it delegates this task.

28 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

This indemnification will be paid based on the portion of investments linked to reversible assets, not yet recovered or depreciated, which have been made aiming at assuring continuity and updated conditions of the services.

The electricity distribution concessions of the Company and its subsidiaries are not onerous. Therefore, there are no fixed financial obligations and payments to be made to the grantor.

For electricity transmission activities, the Allowed Annual Revenue - RAP is received from companies using its infrastructure, through a tariff for transmission system use (TUST). This tariff results from dividing some specific values amongst transmission users; (i) the RAP of all transmission companies; (II) the services rendered by the National Electric System Operator - ONS; and (III) regulatory charges.

The grantor has delegated to generators, distributors, free consumers, exporting and importing companies the monthly payment of RAP, which, by being guaranteed by the transmission regulatory framework, constitute an unconditional contractual right to receive cash or other financial asset, thus resulting in low credit risk.

Considering the Company is not exposed to credit risks and the demand and revenue is earned based on the availability of transmission lines, the whole infrastructure was registered as financial assets.

The financial asset includes the indemnification that shall be paid based on parts of investments linked to reversible assets, not yet recovered or depreciated, which have been made aiming at assuring continuity and updated conditions of the services.

In the electricity generation business, except for Itaipu and Amazonas Energia, IFRIC 12 is not applicable, and the infrastructure remains classified as fixed assets. However, the rule is applicable to electricity distribution and transmission, and these businesses qualify in the mixed model (bifurcated) and in the financial model, respectively.

Regarding the generation activity, the Company considered the following aspects:

•

Hydraulic and thermal generation - not applicable due to price characteristics instead of regulated tariff. The only exception refers to generation by Amazonas Energia, which is destined exclusively to the distribution operation and which has a specific tariff mechanism.

•

Nuclear generation - It has a defined tariff system, however, it differs from other generation contracts for being a permission instead of a concession, without an established term for the end of the permission as well as the characteristics of significant control of the assets by the grantor at the end of the permission period.

Regarding Itaipu, all the infrastructure was classified as being in the scope of IFRIC 12 due to the following specific facts:

•

Itaipu Binacional is governed by a Bilateral Treaty signed in 1973 in which there were established tariff conditions, being the basis for formation of certain tariff exclusively to cover expenses and the debt service of this Company.

•	Tariff basis and trading terms are in force until 2023, which corresponds to a significant part of the useful life of the plant.

29 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The infrastructure was classified as a financial asset taking into consideration the following aspects:

•	The financial flow was established mainly to enable payment of the debt service, with final maturity in 2023.

•	The trading of electricity from Itaipu was subrogated to the Company, however it arose from contracts previously signed with distributors, under previously defined payment conditions.

•

Under Law No. 10,438, of April 26, 2002, the commitments of acquisition and transfer to distribution concessionaires of electricity services from Itaipu Binacional signed by Furnas and Eletrosul, subsidiaries of Eletrobras, with electricity distribution concessionaires were transferred to the Company.

Debt arising on electricity trading from Itaipu Binacional was renegotiated with the Company, originating financing contracts. Such debts were initially accounted for at fair value, and subsequently measured at amortized cost using the effective interest rate method.

•	The terms of the treaty guarantee reimbursement of the Company even in events of lack of generating capacity or operational problems with the plant.

3.15	Financial asset - Concession arrangements

The Company recognizes a receivable from the grantor (or from whom the grantor has granted) when it has an unconditional right to receive cash at the end of the concession as an indemnification for investments made by electricity distribution and transmission companies and not recovered through services related to the concession. These financial assets are accounted for at present value of the rights and are calculated based on the estimated part of investments made and not yet recovered or depreciated until the end of the concession. Assets related to electricity distribution are compensated based on the WACC regulatory remuneration, this factor being included in the tariff basis and assets related to electricity transmission are compensated based on the internal rate of return of the enterprise.

These accounts receivable are classified as current and non-current considering the receiving expectation of these amounts, based on the termination date of the concessions.

The Company recognizes as an intangible asset the right to charge users for providing electricity distribution services. The intangible asset is determined as the residual value of the construction revenue earned for the construction or acquisition of infrastructure made by the Company and the amount of the financial asset related to the unconditional right to receive cash at the end of the concession as an indemnification.

The asset is presented net of accumulated amortization and impairment losses, when applicable.

The amortization of the intangible asset reflects the pattern in which the future economic benefits of the asset are expected to be consumed by the Company, or the final term of the concession, whichever occurs first. The consumption pattern of the assets is related to its economic useful life in which the assets built by the Company comprise the calculation basis for measuring the tariff for rendering the services of the concession.

30 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The amortization of the intangible asset starts when it is available for use, in its location and under the conditions necessary to be capable of operating in the expected manner by the Company. Amortization ceases when the asset has been fully consumed or written off, no longer comprising the calculation basis of the tariff for rendering the services of the concession, whichever occurs first.

The Company performs annually the impairment test on their assets, using the method of present value of future cash flows generated by the assets (see Note 20).

3.16	Intangible assets

Intangible assets are basically comprised by usage rights of the concession, goodwill on the acquisition of investments and specific expenditures associated with the acquisition of rights (software), plus the respective implementation costs, when applicable.

Intangible assets with finite useful lives acquired separately are registered at cost, less accumulated amortization and impairment losses. Amortization is accounted for by the straight line method based on the estimated useful life of the assets. The estimated useful life and the amortization method are reviewed at the end of each fiscal year and the effects of any changes are accounted for on a timely basis.

Intangible assets with indefinite useful lives are registered at cost, less accumulated impairment. These intangible assets are not subject to amortisation and are tested annually for impairment.

The Company and some subsidiaries have costly concession contracts with the Government for usage of public property for electricity generation in certain plants.

These assets are registered in intangible assets with corresponding entry in non-current liability.

3.16.1	Expenditures with studies and projects

The amounts spent on studies and projects, including feasibility and hydroelectric utilization and inventories for transmission lines are recognized as operating expenses when incurred, until the economic feasibility of their exploitation or the bestowal of concession or authorization are effectively proved. From the concession and/or authorization for the exploitation of the electricity public utility, or the confirmation of the project’s economic feasibility, the expenses incurred are capitalized as project development cost. Currently, the Company does not have capitalized amounts referring to expenses with studies and projects.

The Company recognizes as an intangible asset the right to charge users for providing electricity distribution services. The intangible asset is determined as the residual value of the construction revenue earned for the construction or acquisition of infrastructure made by the Company and the amount of the financial asset related to the unconditional right to receive cash at the end of the concession as an indemnification.

The asset is presented net of accumulated amortization and impairment losses, when applicable.

The amortization of the intangible asset reflects the pattern in which the future economic benefits of the asset are expected to be consumed by the Company, or the final term of the concession, whichever occurs first. The consumption pattern of the assets is related to its economic useful life in which the assets built by the Company comprise the calculation basis for measuring the tariff for rendering the services of the concession.

31 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The amortization of the intangible asset starts when it is available for use, in its location and under the conditions necessary to be capable of operating in the expected manner by the Company. Amortization ceases when the asset has been fully consumed or written off, no longer comprising the calculation basis of the tariff for rendering the services of the concession, whichever occurs first.

It includes, yet rights arising from concessions acquired and payable, substantially through special purpose entities (SPE).

3.17	Impairment of non financial assets, excluding goodwill

At the end of each fiscal year, the Company evaluates if there is any evidence that its non financial assets have suffered any impairment losses. In case there is such evidence, the recoverable amount of the asset is estimated, in order to measure the amount of this loss, if any. When it is not possible to individually estimate the recoverable amount of an asset, the Company calculates the recoverable amount of the cash generating unit to which the asset belongs.

When a reasonable and consistent allocation basis can be identified, corporate assets are also allocated to individual cash generating units or to the smallest group of cash generating units to which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the highest between fair value less costs to sell or the value in use. In the evaluation of the value in use, future estimated cash flows are discounted at present value at a discount pre-tax rate which reflects an updated appraisal of the time value of money and specific risks related to the asset for which the estimated future cash flows were not adjusted.

If the calculated recoverable amount of an asset (or cash-generating unit) is lower than its book value, the book value of the asset (or cash-generating unit) is reduced to its recoverable amount. The loss corresponding to the reduction to the recoverable value is immediately recognized in the income statement.

When the impairment loss is subsequently reversed, there is an increase in the book value of the asset (or cash-generating unit) to the revised estimate of its recoverable amount, given that it does not exceed the book value that would have been determined if no impairment loss was accounted for the asset (or cash-generating unit) in previous fiscal years. The reversal of the impairment loss is immediately recognized in the income statement.

Due to historical operating losses on distribution companies, the Company annually performs the impairment test using the method of the present value of future cash flows generated by the assets, resulting in an amount higher than the book value (see explanatory Note 20).

3.18	Goodwill

Goodwill resulting from a business combination is presented at cost on the date of the business combination, net of the accumulated impairment loss, when applicable.

For impairment test purposes, goodwill is allocated to each of the cash-generating units of the Company (or groups of cash-generating units) that will benefit from the sinergies arising from the combination.

32 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Considering that the investing operations of the Company are linked to operations under concession contracts, goodwill arising from the acquisition of such entities represents the concession right with defined useful life, being recognized as an intangible asset of the concession and amortized according to the term of the concession.

3.19	Business combinations

Goodwill and negative goodwill arisen on acquisitions of interest from non-controlling shareholders after January 1, 2009 were fully allocated to the concession contract and recognized as intangible assets.

3.20	Taxation

Expenses with income tax and social contribution represent the sum of current and deferred taxes.

3.20.1	Current taxes

Provision for income tax and social contribution (IRPJ and CSLL) is based on the taxable income of the year. Taxable income differs from the net income presented in the income statement, since it excludes revenues or expenses taxable or deductible in other years as well as excluding items non taxable or non deductible permanently. Provision for income tax and social contribution is individually calculated to each subsidiary of the Company based on the rates prevailing at the end of the fiscal year.

3.20.2	Deferred taxes

Deferred income tax and social contribution (“deferred taxes”) are recognized based on temporary differences at the end of each reporting period between the balances of assets and liabilities recognized in the Financial Statements and the corresponding tax basis used in the calculation of the taxable income, including the balance of tax losses, when applicable. Deferred tax liabilities are generally recognized on all taxable temporary differences and deferred tax assets are recognized on all deductible temporary differences, to the extent that it is probable that the company will have a sufficient future taxable income against which such deductible temporary differences can be utilized.

The recovery of deferred tax assets is reviewed at the end of each reporting period and, when it is no longer probable that future taxable income will be available to allow the full recovery of asset, or part of it, the balance of the asset is adjusted by the amount expected to be recovered.

Deferred tax assets and liabilities are measured by applicable tax rates in the period in which it is expected that the liability is settled or the asset is realized, based on tax rates established by tax legislation prevailing at the end of each reporting period, or when new legislation has been substantially enacted. Measurement of deferred tax assets and liabilities reflects tax consequences resulting from the manner in which the Company expects, at the end of each reporting period, to recover or settle the book value of these assets and liabilities.

Current and deferred taxes are recognized in the income statement, except when they relate to items registered in Other Comprehensive Income, or directly in equity, in which case current and deferred taxes are also recognized in Other Comprehensive Income or directly in equity, respectively.

33 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

3.21	Payables due to onerous concession contracts

The Company and some subsidiaries have costly concession contracts with the Government for usage of public property for electricity generation in certain plants.

The amounts identified in the contracts are presented at future prices and, therefore, the Company and these subsidiaries have adjusted these contracts to present value applying the discount rate prevailed at the date of the obligation.

The adjustment of the obligation to present value and monetary adjustments are being capitalized in the assets during the construction of the power plants and will be, from the date of the beginning of commercial operations, recognized directly in the income statement.

These assets are registered in intangible assets with the corresponding entry in non-current liability.

3.22	Financial instruments

Financial assets and liabilities are recognized whenever an entity of the Company is part of the contractual provisions of the instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs directly attributable to the acquisition or issuance of financial assets and liabilities (except for financial assets and liabilities at fair value through profit or loss) are added to or deduced from the fair value of financial assets or liabilities, if applicable, on initial recognition. Transaction costs directly attributable to acquisition of financial assets or liabilities at fair value through profit or loss are immediately recognized in the income statement.

3.22.1	Financial assets

Financial assets are classified in the following specific categories: financial assets at fair value through profit or loss, investments held to maturity, financial assets available for sale and loans and receivables. Classification depends on the nature and purpose of the financial assets and is determined at the date of the initial recognition.

(a)	Financial assets at fair value through profit or loss

The financial assets are classified at fair value through profit or loss when they are held for trading in the short-term or designated at fair value through profit or loss.

The financial assets at fair value through profit or loss are carried at fair value, and any resulting gains or losses are recognized in the income statement. Net gains and losses recognized in the income statement incorporate dividends or interest earned by the financial assets, being included in the line item “Other financial revenues and expenses”, in the income statement.

(b)	Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed maturity date, which the Company has the intention and financial capability to maintain until maturity. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, less occasional impairment losses.

34 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and that are not quoted in an active market. Loans and receivables (including accounts receivable from clients and others, cash and cash equivalents, and others) are measured at amortized cost using the effective interest method, deduced of any impairment losses.

Interest income is recognized using the effective interest method.

(d)	Financial assets available for sale

Financial assets available for sale correspond to non-derivative financial assets designated as “available for sale” or not classified as:

•	Financial assets at fair value through profit or loss.

•	Investments held to maturity.

•	Loans and receivables.

They are initially registered at their acquisition cost, which is the fair value of the price paid, including transaction expenses. After initial recognition, they are measured at fair value by reference to their market value, without any deductions related to transaction costs that might be incurred until its sale.

3.22.2	Impairment of financial assets

Financial assets, except those designated at fair value through profit or loss, are evaluated for impairment indicators at the end of each reporting period. Impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset resulting from one or more events that have occurred after its initial recognition, with impact on the estimated future cash flows of this asset.

The criteria that the group uses to determine that there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i) adverse changes in the payment status of borrowers in the portfolio; and

(ii) national or local economic conditions that correlate with defaults on the assets in the portfolio.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is also evidence that the assets have been deteriorated. If there is evidence of this type for financial assets available for sale, the cumulative loss - measured as the difference between the acquisition cost and current fair value, less any impairment loss on the financial asset previously recognized in the income statement - will be removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on

35 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases, and this increase can be objectively related to an event that occurred after the impairment loss had been recognized in the income statment, the impairment loss is reversed through the income statement.

3.22.3	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from this asset expire, or when it transfers the asset, and substantially all risks and benefits of ownership to another company. If the Company does not transfer or does not hold substantially all risks and benefits of ownership of the financial asset, but remains controlling the transferred financial asset, the Company recognizes the interest held and the respective liability in the amounts it will pay. If it holds substantially all risks and benefits of ownership of the transferred financial asset, the Company continues recognizing this asset, as well as a guaranteed loan for the revenue earned.

On the derecognition of a financial asset, the difference between the book value of the asset and the consideration received and receivable and the accumulated gain or loss recognized in Other Comprehensive Income and accumulated in equity, is recognized in the income statement.

3.22.4	Financial liabilities

Financial lliabilities are classified as financial liabilities at fair value through profit or loss or borrowings.

(a)	Financial liabilities at fair value through profit or loss

The financial liabilities are classified at fair value through profit or loss when they are held for trading in the short-term or designated at fair value through profit or loss. The financial liabilities at fair value through profit or loss are carried at fair value, and the respective gains or losses are recognized in the income statement.

(b)	Borrowings

Borrowings are measured at amortized cost using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial liability and to allocate its interest expense throughout the respective period. The effective interest rate is the rate discounting exactly the estimated future cash flows (including fees and points paid or received, that are an integral part of the effective interest rate, transaction costs and other premiums or discounts) throughout the estimated life of the financial liability or, when appropriate, for a shorter period, for initial recognition of the net book value.

3.22.5	Financial guarantee contracts

Financial guarantee contracts consist of contracts that require the issuing company to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due, according to the original or modified terms of a debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value at the date of issuance of the guarantee. Subsequently, liabilities related to guarantees are measured at the higher of the amount initial recognized, less, when appropriate, cumulative amortization and the amount determined as the best estimate of the amount required to settle the guarantee.

These estimates are established based on the experience with similar transactions and on the history of past losses together with judgment by the Company’s Management. The commissions received are

36 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

recognized based on the linear method throughout the life of the guarantee. Any increase in the liabilities related to guarantees are presented when incurred, in operating expenses.

3.22.6	Derivative financial instruments

The Company does not have derivative financial instruments to hedge its exposure to interest rate and exchange rate risks, including exchange contracts, interest rate and currency swaps. Note 43 includes detailed information regarding derivative financial instruments. Certain jointly controlled companies entered into derivative contracts, and in some cases the hedge accounting policy was applied.

Initially, the derivatives are recognized at fair value on the date a derivatives contract is entered into and, subsequently, are re-measured to their fair value at the end of the fiscal year. Occasional gains or losses are immediately recognized in the income statement, except when the derivative has been designated as a hedge instrument and the hedge is effective; in this case, the moment of recognition in the income statement depends on the nature of the hedge relationship.

3.22.7	Embedded derivatives

Embedded derivatives in non-derivative contracts are treated as a separate derivative instrument when their risks and characteristics are not closely related to the host instrument and these are not designated at fair value through profit or loss.

3.22.8	Hedge accounting

The Company has a hedge accounting policy, however, except for operations of certain SPEs, it does not have transactions classified as such. Derivative financial instruments designated for hedge operations are initially recognized at fair value on the date the derivative contract is signed, being subsequently remeasured, also at fair value. Derivative instruments are shown in the consolidated financial statements as financial assets when represent a right of collection and as financial liabilities when represent an obligation to pay cash.

At the beginning of the hedge relation, the Company documents the relation between the hedge instrument and the hedged item with its risk management objectives and its strategy to assume various hedge operations. Additionally, at the beginning of the hedge and continuously, the Company evaluates if the hedge instrument used in a hedge operation is highly effective at offsetting changes in the fair value or in the cash flows of the hedged item, attributable to risks inherent to the hedge.

For hedge accounting purposes, the Company uses the following classifications:

(a)	Fair value hedges

Changes in the fair value of derivatives designated and qualified for fair value hedge are accounted for in the income statement, with any changes in the fair value of the hedged items attributed to the risk being hedged. Changes in the fair value of hedge instruments and in the hedged item attributable to the hedged risk are recognized in the income statement.

(b)	Cash flow hedges

The effective portion of the gain or loss of hedging instrument designated and qualified as cash flow hedge is recognized in other comprehensive income. Gains or losses related to the ineffective part are immediately recognized in the income statement.

37 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The amounts previously recognized in other comprehensive income and accumulated in the equity are reclassified to the income statement in the period when the hedged item is recognized in the income statement.

3.23	Employees benefits

3.23.1	Pension obligations

The subsidiaries of the Company sponsor a number of pension plans, which are generally funded by contributions to insurance companies or trust funds, determined by periodic actuarial calculations. The Company sponsors defined benefit and also defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions to a separate entity. The Company does not have any legal or constructive obligation to pay contributions if the fund does not possess sufficient assets to pay, to all employees, benefits related to the services rendered by the employees in current and previous years. A defined benefit plan is different from a defined contribution plan, given that such defined benefit plans establish the value of a benefit an employee will receive upon retirement, usually depending on one or more factors, such as age, service time and remuneration.

The liability recognized in the balance sheet related to defined benefit plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of the plan assets and any past service costs not yet recognized. The defined benefit liability is calculated annually by independent actuaries, using the projected unit credit method. The present value of the defined benefit liability is determined by discounting the estimated future cash outflow, using interest rates consistent with market yields, which are denominated in the currency in which the benefits will be paid and that have maturities close to those liability of the respective pension plan.

Actuarial gains and losses arising from adjustments based on experience and changes in actuarial assumptions are accounted for in Other Comprehensive Income.

Past service costs are immediately recognized in the income statement, unless the changes to the pension plan are conditioned to the employee’s continuity in the job, for a specific period of time (the period in which the right is vested). In this case, past service costs are amortized by the linear method during the period in which the right was earned.

Regarding defined contribution plans, the Company pays contributions to public or private pension plans on a compulsory, contractual or voluntary basis. As soon as the contributions have been made, the Company has no additional payment-related obligations. The contributions are recognized as pension plan expenses, when incurred. Pre-paid contributions are recognized as assets as a cash reimbursement or a reduction of future payments is available. The Company adopts the practice of fully accounting for actuarial gains and losses in other comprehensive income.

3.23.2	Other post-employment liabilities

Some subsidiaries of the Company offer post-retirement medical assistance benefits to its employees, as well as life insurance for active and inactive employees. The right to these benefits is, usually, conditioned to the employee’s continuity in the job until retirement age and conclusion of a minimum service time. The expected costs of these benefits are accumulated during the employment period, under the same accounting methodology used for defined benefit pension plans. Actuarial gains and losses arising from adjustments based on experience and in changes to actuarial assumptions are accounted for in Other Comprehensive Income. These liabilities are measured, annually, by qualified independent actuaries.

38 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

3.23.3	Profit sharing

The Company recognizes a profit sharing liability and expense based on a formula that takes into account the income attributable to the shareholders of the Company after certain adjustments. The Company recognizes a provision when it is contractually bound or when there is a past practice that created constructive liability.

3.24	Provisions

Provisions are recognized for present obligations (legal or contructive) resulting from past events, in which it is possible to reliably estimate the amounts and for which settlement is probable. The amount recognized as a provision is the best estimate of the amount to settle a liability at the end of each reporting period, considering the risks and uncertainties related to the liability. When the provision is measured based on the estimated cash flows to settle the liability, its book value corresponds to the present value of these cash flows (where the effect of time value of money is relevant).

3.24.1	Decommissioning liability

As provided for in IAS 37, a provision is constituted throughout the economic useful life of thermonuclear plants, aiming at allocating to the respective operating period, the costs to be incurred with their technical-operational deactivation, at the end of their useful life, estimated at 40 years.

The amounts are charged to the income statement of the year at present value, based on annual quotas denominated in U.S. dollars, at the rate of 1/40 of the estimated expenses, being immediately registered and converted at the exchange rate at the end of each period. The liability related to decommissioning is adjusted based on changes in U.S. dollar echange rate (see Note 33).

3.24.2	Provision for legal liabilities linked to judicial proceedings

Provisions for legal actions are constituted when the loss is considered to be probable, causing a probable outflow of resources to settle the liability and when the amounts involved can be reliably measured, taking into account the opinion of legal counsel, nature of proceedings, similarity with previous proceedings, complexity and the position of the courts.

3.24.3	Onerous contracts

Present obligations resulting from onerous contracts are recognized and measured as provisions. An onerous contract exists when the unavoidable costs of meeting the obligations of the contract exceed the economic benefits expected to be received under it.

3.25	Advances for future capital increase - AFAC

Advances of proceeds received from the controlling shareholder and intended for capital contribution, are irrevocably granted. They are classified as non-current liabilities and initially recognized at fair value and subsequently adjusted at the SELIC interest rate.

39 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

3.26	Share Capital

Common and preferred shares are classified as equity.

Incremental costs attributable to the issue of new shares are presented in equity as a deduction of the amount received, net of taxes.

When the Company purchases its own shares (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income tax), is deduced from the equity attributable to the Company’s equity holders until these shares are cancelled or reissued. When these shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax and social contribution effects, is included in the equity attributable to the Company’s equity holders.

3.27	Interest on Capital - JCP and dividend distribution

The JCP imputed as dividends of the fiscal year is calculated having a percentage on the shareholders’ equity as a limit, using the Long-Term Interest Rate - TJLP, established by the Brazilian Government, as legal requirement, limited to 50% of the net profit of the fiscal year or 50% of the profit reserves, before including the profit of the fiscal year itself, whichever is higher.

The amount of dividends above the minimum mandatory dividend established by Law or other legal instrument, not yet approved at the Annual General Meeting, will be presented in shareholders’ equity, in a specific account denominated Additional dividends proposed.

3.28	Other comprehensive income

Other comprehensive income is comprised of revenue and expense items not recognized in the income statement. Components of other comprehensive income include:

•	Actuarial gains and losses on defined benefit pension plans.

•	Gains and losses from translation of financial statements of foreign operations.

•	Valuation adjustments related to gains and losses in the remeasurement of financial assets available for sale.

•	Valuation adjustment related to the effective portion of gains and losses from hedge instruments on cash flow hedge.

3.29	Revenue recognition

Revenue is measured at fair value of the consideration received or receivable, reduced by any applicable deductions.

40 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

3.29.1	Sale of electricity and services

(a)	Generation and Distribution:

Revenue is measured at fair value of the consideration received or receivable, net of taxes and eventual discounts on it. Revenue from sales of electricity and services is recognized when it is probable that the economic benefits associated to the transactions will flow to the Company; the amount of the revenue can be reliably measured; the risks and benefits related to the sale were transferred to the purchaser; the costs incurred or to be incurred related to the transaction can be reliably measured; and the Company no longer has control and responsibility over the electricity sold. It also includes revenue from construction linked to the segment of electricity distribution.

(b)	Transmission

•

Financial revenue arising from remuneration of the financial asset until the end of the period of concession based on effective interest method, that takes into account the average rate of return of the investments.

•	Revenue to cover operating and maintenance expenses based on incurred costs.

•	Revenue from construction for expansions which generate additional revenue. Considering that these services are rendered by third parties, the Company does not apply margins on constructions.

3.29.2	Dividend and interest income

Interest income on financial assets is recognized when it is probable that the future economic benefits will flow to the Company and the amount of the revenue can be reliably measured. Interest income is recognized using the effective interest method over the outstanding principal amount, the effective interest rate being that which discounts exactly the estimated future cash receiving during the estimated life of the financial asset related to the initial net book value of this asset.

3.30	Lease

Leasing is classified as finance lease whenever the terms of the leasing agreement transfer substantially all ownership risks and benefits to the tenant. All other leasing agreements are classified as operating.

Payments related to operating lease are recognized as expenses by the linear method throughout the period the agreement is in force, except when another basis is more representative to reflect the moment when the economic benefits of the leased asset are consumed. Contingent payments arising from operating lease agreements are recognized as expenses in the year they are incurred.

Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

41 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

3.31	Government grant

Government grants are recognized systematically in the income statement during the fiscal years in which the Company recognizes as expenses the related costs that the grants are intended to compensate. Government grant receivable as a compensation for already incurred expenses with the purpose of offering immediate financial support to the Company, without corresponding future costs, are recognized in the income statement in the period they are received and subsequently are allocated to revenue reserves not subject to dividend distribution.

3.32	Registration of income and expenses of the fiscal year

The income and expenses are registaered on accrual basis.

3.33	Scheduled Shutdowns

The costs incurred before and during the scheduled shutdowns of power plants and transmission lines are accounted for in the income statement of the period in which they are incurred.

3.34	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the income attributable to the shareholders of the Company by the weighted average number of outstanding shares (total shares less treasury shares). Diluted earnings per share are calculated adjusting the weighted average number of outstanding shares, to the extent of the conversion of potentially diluted shares, according to IAS 33.

3.35	Presentation of segment reports

Operating segments are defined as business actitivies where it is possible to earn revenues and incur expenses, whose operating reports are supplied to the chief operating decision maker. The chief operating decision maker, responsible for allocating resources and for evaluating the performance of operating segments is the Board of Directors, which is also responsible for the Company’s strategic decision making.

4	Accounting Estimates and Judgment

Accounting estimates are those arising from the application of subjective and complex judgments by the Company’s Management and its subsidiaries, frequently arising from the need to reflect significant impacts in order to adequately demonstrate the financial position and results of the entities. The accounting estimates become critical as the number of variables and assumptions affecting the future condition of these uncertainties increases, turning judgments even more subjective and complex.

42 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

When preparing the current Financial Statements of the Company and its subsidiaries, the Management adopted estimates and assumptions based on historical experience and other factors that it understands as reasonable and relevant to its adequate presentation. Even though these estimates and assumptions are permanently monitored and revised by the Management of the Company and its subsidiaries, the determination of the book value of assets and liabilities and the result of operations is inherently uncertain, due to its arising from judgment.

As far as the most critical accounting estimates are concerned, the Management of the Company and its subsidiaries base their judgments on future events, variables and assumptions, as follows:

I	Deferred tax

The balance sheet libility method is applied for determining the deferred income tax and social contribution asset based on temporary differences between the book value of assets and liabilities and their respective tax bases and for compensation of tax losses and negative social contribution bases. Deferred tax assets and liabilities are calculated and recognized usoing the tax rates applicable to the taxable profit in the years in which these temporary differences should be realized. The future taxable profit may be higher or lower than the estimates considered by the Management when defining the amount of deferred tax asset to be registered.

II	Impairment of long-lived assets

The Management of the Company and its subsidiaries adopt variables and assumptions to perform an impairment test of long-lived assets to recognize impairment, when necessary. In this procedure, judgments based on historical experience with asset management, groups of assets or cash-generating units, which may occasionally not happen in the future, are applied, even concerning the estimated economic useful life of its long lived assets, which represents the current practices determined by ANEEL applicable to the assets linked to the concession of the electricity public utility, which may vary due to the periodic analysis of the economic useful life of assets. Many inherently uncertain events also impact the determination of variables and assumptions used by the management to determine the discounted future cash flow, for purposes of recognition of the impairment of long lived assets. Among these events, it is worth emphasizing the maintenance of the electricity consumption levels, national economic activity growth rate, availability of hydric resources, in addition to those inherent to the expiration of the electricity public utility concession terms held by the Company’s subsidiaries, especially regarding the value of its hand over at the end of the concession term. Hereupon, the Management adopted the contractually forecasted indemnification assumption, when applicable, by the residual book value at the end of the electricity generation, transmission and distribution concession term.

III	Decommisioning liabilites

The Company recognizes liabilities for decommissioning of the assets related to their thermonuclear power plants. In order to calculate the amount of the provision, assumptions and estimates are made regarding the discount rates, the expected cost to deactivate and remove the entire plant from the location and the expected time for the outlay of the referred costs.

43 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

IV	Calculation basis for indemnification by the grantor of public utility concessions

The Company adopts the assumption that the assets are subject to hand over at the end of the concession contracts, with the right to receive full indemnification from the grantor for the investments not yet recovered. There is a discussion on the legal and regulatory interpretation of the calculation basis of the indemnifiable amount, with different interpretations. Based on contractual provisions and on legal and regulatory interpretations, the Company, supported by the opinion of an independent legal advisor, adopted the assumption that it would be indemnified by the residual book value at the end of the concession. This decision impacted the formation basis of the generation of assets that have indemnification clauses provided for in their contracts and the electricity transmission and distribution operations in the scope of IFRIC-12.

V	Actuarial liabilities

Actuarial liabilities are determined by actuarial calculations prepared by independent actuaries and future results of the accounting estimates used in these Financial Statements may be different, compared to variables, assumptions and conditions from those existing and being used at the time of judgment.

VI	Useful life of property, plant and equipment

The subsidiaries of Eletrobras use criteria established in the ANEEL Resolution No. 367, of June 2, 2009, to determine the estimated useful life of property, plant and equipment.

5	Standards, Amendments and Interpretations to Standards Not Yet Effective

The following amendments and interpretations were published and are mandatory for reporting periods starting after January 1, 2011, and there was no early adoption of these standards by the Company, except for IAS 24.

(a)	IAS 12 “Income tax”

Amended in December, 2010, the standard clarifies on the difficulty to determine if the realization of an asset will be through sale or its use when an asset is classified as property investment. The assumption set out in this amendment is that the value of this asset will be usually realized through sale. The Management of the Company is assessing this impact on the Financial Statements.

(b)	IAS 24 (Revised) “Related Party Disclosures”

IAS 24 revised was issued in November, 2009 and replaces IAS 24, Related Party Disclosures, which was issued in 2003. IAS 24 (revised) is mandatory for periods starting on or after January 1st, 2011. Given that early adoption, fully or partly, is allowed, there was an early adoption of this standard. The effects of the amendment to this standard will be on disclosures and will not significantly impact the Financial Statements of the Company.

(c)	IFRS 9 “Financial instruments”

Issued in November, 2009, this standard introduces new requirements to classify and measure financial assets. The standard is effective since January 1, 2013, and its early adoption is allowed. The Company is assessing the possible effects that may arise from the adoption of this standard. No significant impact is expected on the Financial Statements of the Company.

44 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(d)	IFRIC 19 “Extinguishing financial liabilities with equity instruments”

This interpretaion is effective for annual periods beginning on or after July 1,2010. It clarifies the accounting treatment in situation when an entity renegotiates the terms of a financial liability with its creditor, and the creditor agrees to accept shares of the entity or other equity instruments to totally or partially settle the financial liability. The Company will apply this interpretation from January 1, 2011. The Company is assessing the possible effects arising from the adoption of this interpretation and does not expect it to significantly impact the Financial Statements of the Company.

(e)	Amendments to IFRIC 14 “IAS 19 - The limit on a defined benefit assets, minimum funding requirements and their interaction”

Removes unintented consequences arising from the treatment of prepayments, where there is a minimum funding requirement. The results from prepayment of contributions in certain circumstances are recognized as assets, instead of expenses. The amendments are effective from January 1, 2011. The Company is assessing the possible effects arising from this amendment and does not expect it to significantly impact the Financial Statements of the Company.

(f)	Amendments to IFRS 7 “Financial instruments”

Emphasizes the interaction between quantitative and qualitative disclosure about the nature and extension of risks associated with financial instruments. The pronouncement is effective from January 1, 2011, retrospectively. The Company is assessing the possible effects arising from this amendment and does not expect it to significantly impact the Financial Statements of the Company.

(g)	Amendments to IAS 1 “Presentation of financial statements”

It clarifies that an entity will present an analysis of each of the component of other comprehensive income, either in the statement of changes in equity or in the explanatory notes to the financial statements. The amendment is effective from January 1, 2011, retrospectively. The Company is assessing the possible effects arising from this amendment and does not expect it to significantly impact the Financial Statements of the Company.

(h)	Amendments to IAS 34 “Interim financial reporting”

Provides guidance to illustrate how to apply disclosure principles in IAS 34 and add disclosure requirements regarding: a) circumstances probably affecting the fair value of financial instruments and their classification; b) transfers of financial instruments between different levels of the fair value; c) changes in the classification of financial assets; and d) changes in contingent liabilities and assets. The amendment is applicable from January 1, 2011. The Company is assessing the possible effects arising from this amendment and does not expect it to significantly impact the Financial Statements of the Company.

45 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(i)	Amendment to IFRIC 13 “Customer loyalty programs”

The meaning of “fair value” is clarified in the context of measuring award credits under a customer loyalty programs. The amendment is effective from January 1, 2011. The Company is assessing the possible effects arising from this amendment and does not expect it to significantly impact the Financial Statements of the Company.

(j)	Amendments to IAS 32 “Financial instruments: presentation - classification of rights issue”

Amendment issued in October, 2009. The amendment is effective for annual periods starting on or after February 1, 2010. Early adoption is allowed. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuing entity. Given that certain conditions are met, such rights issues are now classified as equity, regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment is applied retrospectively, according to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The Company is assessing the possible effects arising from this amendment and does not expect it to significantly impact the Financial Statements of the Company.

There are no other standards and interpretations issued and not yet adopted that may, in the Management’s opinion, have a significant impact on the results or on the balance sheet presented by the Company in its Financial Statements.

6	Transition to IFRS

6.1	Basis of transition to IFRS

6.1.1	Application of IFRS 1

The financial statements of the Company for the year ended December 31, 2010 are the first annual consolidated Financial Statements in compliance with the IFRSs. The Company applied IFRS 1 in the preparation of these Financial Statements.

The transition date of the Company is January 1, 2009. The Company has prepared its opening balance sheet in compliance with the IFRS on this date.

In preparing the Financial Statements in compliance with the IFRS 1, the Company applied the relevant mandatory exceptions and certain optional exemptions related to full retrospective application of the IFRS.

6.1.2	Exemptions of full retrospective application adopted by the Company

The Company has chosen to apply the following exemptions related to retrospective application:

(a)	Exemption of pension benefits

The Company has chosen to recognize all past actuarial gains and losses cumulatively at January 1, 2009. The application of this exemption is detailed in Note 31.

46 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(b)	Exemption for presentation of cumulative translation differences

The Company chose to adjust to zero the cumulative translation differences at the transition date for IFRS.

(c)	Exemption for capitalization of borrowing costs

The Company has chosen to apply the exemption provided for in IFRS 1 related to borrowing costs and did not reprocess interest capitalizations before the transition date.

(d)	Exemption for initial treatment of IFRIC 12

The Company has chosen to apply the exemption provided for in IFRS 1 related to the infrastructure of assets classified as concession assets on the transition date and made the corresponding reclassifications based on the residual book value on January 1, 2009, due to the concession contracts of the Company being substantially old without any possibility to perform a retrospective adjustment.

(e)	Use of deemed cost

The Company did apply “deemed cost” exemption on its fixed assets. Given the imminence of the end of the concessions of a relevant part of the operations of the Company (in the year 2015) and considering the uncertainties related to the amount of the indemnification, the historical cost was maintained as the base value of fixed assets. The Company understands that the fair value of its assets exceeds their book value, however, conservatively and taking into account the opinion of independent legal advisor as well as the assessment of the realization capability of its assets, the Company has concluded that the historical cost represents, at this moment, the best basis for the accounting measurement of fixed assets. The consideration of indemnification at book value was maintained uniformly for various relevant assumptions adopted in the impairment of assets and inclusion in the formation of the residual value of the assets.

Other exemptions provided for in IFRS 1 are not applicable to the Company and its subsidiaries.

6.1.3	Exceptions of retrospective application followed by the Company

The Company has applied the mandatory exception related to estimates in restrospective application, given that the estimates in compliance with the IFRS on January 1, 2009 and on December 31, 2009, are consistent with the estimates made on the same dates according to accounting standards adopted in Brazil.

Other mandatory exceptions in IFRS 1 were not applied, since there were no significant differences related to accounting standards adopted in Brazil in these areas or were not applicable to the Company:

•	Hedge accounting.

•	Derecognition of financial assets and liabilities.

•	Non-controlling interest.

47 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

7	Cash, Cash Equivalents and Restricted Cash

	December 31, 2010	December 31, 2009	January 1, 2009

I - Cash and Cash Equivalents:
Cash and Banks	762,332	705,126	477,357
Financial Investments	8,457,837	7,912,168	5,050,111

	9,220,169	8,617,294	5,527,468

II - Restricted Cash:
CCC (Fuel Consumption Account)	1,287,255	475,565	156,354
Trading of Itaipu’s Electricity	13,175	145,497	151,135
PROINFA	757,788	720,657	426,897

	2,058,218	1,341,719	734,386

	11,278,387	9,959,013	6,261,854

Financial resources are held with the Banco do Brasil S.A., according to specific laws for mixed capital corporations under federal government control, enacted by Decree-law No. 1.290, of December 3, 1973, and amendments from Resolution 2.917 of December 19, 2001 of the Brazilian Central Bank, which set forth new mechanisms for companies under indirect federal administration

The financial investments, with immediate liquidity, are in extra-market investment funds, whose yield is based on the average SELIC interest rate.

8	Marketable Securities

Eletrobras and its subsidiaries classify the securities as held to maturity, based on the management strategies for these assets.

The securities held to maturity are recognized initially at fair value, which is their acquisition cost, plus transaction costs. Subsequently, they are carried at amortised cost using the effective interest method.

An adjustment to the present value is made regarding the founders’ shares.

Securities presented in current assets are held for trading.

CFT-E1 securities and investment certificates arising from FINOR (Northeast Investment Fund) and FINAM (Amazon Investment Fund) tax incentives are adjusted by provisions for losses upon their realization, and therefore, are presented at net amount:

48 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	December 31, 2010	December 31, 2009	January 1, 2009

Current
LFT	6,281,655	7,403,318	6,669,806
LTN	426,077	222,117	656,088
NTN	66,528	37,188	114,684
Future ID (Interbank Deposits)	(187)	17	(1,069)

	6,774,073	7,662,640	7,439,509

Non-current
CFT	248,950	225,176	208,760
FINAM	620	620	6,422
FINOR	2,945	3,488	3,398
NTN	158,403	149,794	137,427
Return on Parnership	158,884	149,818	165,442
Founders’ Shares	194,761	157,685	90,697
Others	5,342	607	6,328

	769,905	687,188	618,474

The details of marketable securities are as follows:

Securities	Trustee	Maturity	Index	December 31, 2010	December 31, 2009	January 1, 2009

Current
LFT	Banco do Brasil			6,281,655	7,403,318	6,669,806
LTN	Banco do Brasil			426,077	222,117	656,088
NTN- B	Banco do Brasil			51,616
NTN- F	Banco do Brasil			14,912	37,188	114,684
Future ID (Interbank Deposits)	Banco do Brasil			(187)	17	(1,069)

				6,774,073	7,662,640	7,439,509

Non-current
CFT-E1	Banco do Brasil	08/01/2012	IGP-M	248,950	225,176	208,760
FINAM	Banco da Amazônia			620	620	6,422
FINOR	Banco do Nordeste			2,945	3,488	3,398
NTN-P: 740100	Banco do Brasil	03/21/2018		2	2	2
NTN-P: 741536	Banco do Brasil	03/01/2012		80,733	75,650	69,408
NTN-P: 741566	Banco do Brasil	06/01/2012		58,471	54,790	50,269
NTN-P: 741806	Banco do Brasil	02/26/2012		15,865	14,878	13,651
NTN-P: 741806	Banco do Brasil	07/09/2012		28	27	24
NTN-P: 741806	Banco do Brasil	11/17/2014				6
NTN-P: 741806	Banco do Brasil	12/28/2014		7	7
NTN-P:	Banco do Brasil	03/21/2018	TR+6% py	2	1	1
NTN-P:	Banco do Brasil	12/28/2015	TR+6% py	126	122	120
NTN-P:	Banco do Brasil	12/28/2014	TR+6% py	3	3	3
NTN-P:	Banco do Brasil	03/21/2018	TR+6% py		1,331	1,279
ELET	Banco do Brasil					876
NTN-P 740100	Banco do Brasil	12/28/2015	TR+6% py	772	724	673
NTN-P 740100	Banco do Brasil	01/01/2020	TR+6% py	1	1	1
NTN-P 740100	Banco do Brasil	01/01/2021	TR+6% py	1	1	1
NTN-P 741806	Banco do Brasil	07/09/2012	TR+6% py	744	697	653
NTN-P 741806	Banco do Brasil	07/22/2013	TR+6% py	3	3	3
NTN-P 741806	Banco do Brasil	06/16/2015	TR+6% py	27	26	24
TDA	Banco do Brasil	Until 2019	TR+3% py	4,739	—	—
NTN-P:	Banco do Brasil	07/09/2012	TR+6% py	358	344	330
NTN-P:	Banco do Brasil	07/09/2014	TR+6% py	170	164	157
NTN-P:	Banco do Brasil	12/28/2015	TR+6% py	318	304	291
NTN-P 741806	Banco do Brasil	07/09/2012	TR+6% py	610	571	531
NTN-B 760199	Banco do Brasil	05/15/2017	TR+6% py	117	106
NTN-P 740100	Banco do Brasil	01/01/2024	TR+6% py	7	6
NTN-P 740100	Banco do Brasil	01/01/2025	TR+6% py	38	36
Telemar NL ON TMAR3	BNDES			2	2	2
Telemar NL PNA TMAR5	BNDES			20	25	25
ELET’S NTB-B 760199	Banco do Brasil			94	94	94
CPRM - CERT, 023,994,1	Unidentified			3	3	3

49 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Amazônia Celular TMAC3B	BNDES				20
Amazônia Celular TMAC11B	BNDES				12
Partnership Yields	Banco do Brasil		158,884	149,818	165,442
Founders’ Shares	Banco do Brasil	10/02/2032	194,761	157,685	90,697
Other	Banco do Brasil		484	483	5,296

			769,905	687,188	618,474

(a)	CFT- E1 - Public securities with remuneration equivalent to the IGP-M variation, interest-free, with redemption date fixed as of August 2012. The parent company maintains a provision for market value adjustment on the reference date of December 31, 2010, in the amount of R$ 93,673 (December 31, 2009 - R$ 84,728 and January 1, 2009 – R$105,465), calculated based on discounts applied in the capital market and presented as reduction of respective asset.

(b)	NTN-P - Public securities received as payment for transfer of equity investments in the scope of the National Privatization Program - PND. These securities have a remuneration equivalent to the variation in the Referential Fee - TR, disclosed by the Brazilian Central Bank, with an interest rate of 6% per annum (p.a.) on the adjusted value with a redemption date fixed as of February 2012.

(c)	PARTNERSHIP YIELDS - Refers to yields arising from investments in partnership regimes, corresponding to an average remuneration equivalent to the variation in the IGP-M plus interest of 12% and 13% p.a. on the transferred capital, as shown below:

	December 31, 2010	December 31, 2009	January 1, 2009

EATE	23,214	41,327	49,353
Tangará	96,782	73,320	64,620
Elejor			16,226
Guascor	38,187	29,680	26,396
Other	701	5,491	8,846

	158,884	149,818	165,441

(d)	FOUNDERS’ SHARES - Securities acquired due to restructuring of Eletrobras’ investment in INVESTCO S.A. These assets provide annual yields equivalent to 10% of the profit of the companies mentioned below, paid along with the dividends, and will be redeemed at maturity, anticipated for October 2032, by means of its conversion into preferred shares of the aforementioned companies’ share capital, as shown below:

	December 31, 2010	December 31, 2009	January 1, 2009

Paulista Lajeado	506,350	506,350	506,350
Ceb Lajeado	151,225	151,225	151,225

Face Value	657,575	657,575	657,575

Present value adjustment	(457,815)	(494,890)	(561,878)

Fair Value	199,760	162,685	95,697

50 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(e)	OTHERS - Substantially refers to investment certificates arising from FINOR/FINAM tax incentives destined for projects in the operating area of the subsidiaries Chesf and Eletronorte. The Company maintains a provision for losses on its realization, established based on market value, in the amount of R$ 291,772 (December 31, 2009 - R$ 291,817 and January 1, 2009 - R$ 283,690) and presented as reduction of the respective asset.

The exclusive funds portfolio is classified in the table above according to its nature.

9	Accounts Receivable

I	Electricity trading - PROINFA

The electricity trading within the scope of PROINFA (Brazilian Renewable Energy Incentive Program) generated a negative net result in the fiscal year 2010 of R$ 97,787 (December 31, 2009 - positive R$ 377,133 and January 1, 2009 - R$ 35,643), not causing any effect on the net result of Eletrobras’ fiscal year. This amount was included under the item “Reimbursement Obligations”.

II	Operations at the Electricity Trading Chamber - CCEE

The amounts related to the operations practiced within the scope of CCEE are recorded based on information made available by the Chamber.

The subsidiary Furnas maintains accounts receivable in the amount of R$ 293,560, related to electricity trading in the scope of the MAE (Agency of Energy Wholesale Traders), concerning the period from September 2000 to September 2002, whose financial settlement is suspended due to restraining orders granted in lawsuits proposed by electricity distribution concessionaires against ANEEL and MAE, now known as CCEE. Given the uncertainty of its realization, the subsidiary Furnas maintains Allowances for Doubtful Accounts, in an amount equivalent to the total accounts receivable, established in 2007.

According to the rules established in the Electricity Sector General Agreement, the resolution of these disputes would imply a new calculation, which would be the object of a settlement between the parties without CCEE’s intervention. In this situation, it is the Management’s intention to maintain negotiations, with ANEEL’s and CCEE’s participation, aiming at restructuring the accounts receivable, so as to enable a negotiated solution for its settlement.

III	Allowance for doubtful accounts

The Subsidiaries establish and maintain allowances, in compliance with ANEEL rules, based on the analysis of the amounts of past due accounts receivable and the history of losses, the amount of which is deemed by the Subsidiaries’ management as sufficient to cover occasional losses on the realization of these assets. The balance is composed as follows:

	December 31, 2010	December 31, 2009	January 1, 2009

Consumers and Resellers
Companhia Energética do Amapá	912,041	727,425	871,017
Renegotiated Receivables	20,356	23,576	13,582
Others	188,859	160,593	88,369

	1,121,256	911,594	972,968

51 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Distributors’ Consumers	716,080	768,185	630,237

CCEE (Electricity Trading Chamber) - Short-term Energy	293,560	293,560	293,560

	2,130,896	1,973,339	1,896,765

Changes in the allowance of doubtful accounts of electricity consumers and resellers are as follows:

Balance at January 1, 2009	1,896,765

(+) Complement	346,207
(-) Reversals/Write-off	(269,633)

Balance at December 31, 2009	1,973,339
(+) Complement	338,042
(-) Reversals/Write-off	(180,485)

Balance at December 31, 2010	2,130,896

Increase and decrease in the allowance of doubtful accounts were registered in the income statement as “Operating Provisions” (Note 42). The amounts recognized as allowance for doubtful accounts are registered as a definite loss when there is no expectation to recover the resources.

For tax purposes, the amount of provision that exceeds the one established in relation to the provisions of Law No. 9.430/1996, has been added to the Real Profit calculation for purposes of calculating the Income Tax - IRPJ and, also, set the calculation basis for the Social Contribution on the Net Income - CSLL.

52 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	12/31/2010				12/31/2010	1/1/2009
	Maturing	Past due until 90 days	+ than 90 days	Total	Total	Total
CURRENT

AES ELETROPAULO	117,182	—	—	117,182	95,435	79,761
AES SUL	28,064	—	—	28,064	21,289	19,071
AMPLA	42,731	—	—	42,731	38,824	35,394
ANDE	42,224	—	—	42,224	52,051	55,251
EBE	13,546	—	1,601	15,147	15,220	13,043
CEA	14,325	35,010	877,031	926,366	727,425	566,283
CEB	11,650	—	—	11,650	13,245	25,961
CEEE-D	37,878	—	12	37,890	30,570	28,576
CELESC	50,436	—	—	50,436	40,005	14,835
CELG	43,489	—	—	43,489	36,541	34,315
CELPA	47,125	—	—	47,125	41,434	43,364
CELPE	44,451	—	—	44,451	42,217	48,250
CEMAR	32,427	—	—	32,427	27,709	30,259
CEMIG	85,137	—	—	85,137	81,464	71,246
CESP	2,799	—	—	2,799	3,269	2,798
COELCE	31,451	—	—	31,451	31,674	30,752
COELBA	75,665	—	1,733	77,398	64,440	64,685
COPEL	101,704	—	—	101,704	88,008	81,710
CPFL	19,400	—	—	19,400	24,724	20,280
ELEKTRO	55,185	—	—	55,185	48,692	47,779
ENERSUL	14,587	—	—	14,587	14,697	13,048
ESCELSA	24,464	—	2,834	27,298	19,392	16,776
LIGHT	84,798	—	—	84,798	78,330	66,521
PIRATININGA	3,379	—	—	3,379	8,824	3,883
RGE	3,907	—	—	3,907	6,746	6,357
CCEE (Electricity Trading Chamber) Trading	229,121	43,681	296,148	568,950	365,432	308,646
Use of the Grid	435,840	4,481	28,318	468,639	431,676	414,424
PROINFA	287,444	7,672	133,513	428,629	84,664	39,530
Consumers	422,100	211,393	317,948	951,441	1,003,780	917,876
Government	74,103	46,834	333,397	454,334	461,653	487,281
Celg	—	—	52,474	52,474	20,691	24,460
AES SUL	—	—	—	—	—	—
CEMIG	—	—	—	—	—	16,624
States debt rollover	—	—	128,635	128,635	150,286	128,399
National Treasury	—	—	96,459	96,459	130,186	113,236
Casal	—	—	7,000	7,000	6,463	5,125
Agepisa	—	—	—	—	—	—
Other	555,533	54,352	434,230	1,044,116	768,362	1,139,358
(-) PCLD	—	—	(2,130,896)	(2,130,896)	(1,973,339)	(1,896,765)

	3,032,145	403,423	580,437	4,016,006	3,102,079	3,118,392

NON-CURRENT

Celg	—	—	141,037	141,037	222,544	286,097
AES SUL	—	—	—	—	—	—
Foreign Debt Restructuring Agreement - Guarantee	—	—	119,769	119,769	110,274	171,810
States debt rollover	—	—	544,043	544,043	490,718	547,831
National Treasury	—	—	455,789	455,789	406,684	458,379
Casal	—	—	107,266	107,266	99,974	97,542
Other	—	—	102,311	102,311	100,886	312,404

	—	—	1,470,215	1,470,215	1,431,080	1,874,063

	3,032,145	403,423	2,050,652	5,486,220	4,533,159	4,992,455

53 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

IV	Renegotiated receivables

Renegotiated credits are formalized by means of contracts for installments of debts accumulated by the debtors, subject to interest and monetary adjustments, fixed terms to for principal repayment and charges, and they are considered recoverable by the Company’s Management, highlighting the following:

(a)	Derived from electricity transferred to CELG

In 2003, Eletrobras renegotiated receivables derived from the transfer of energy from Itaipu Binacional to CELG, subrogated by Furnas to Eletrobras, in the amount of R$ 392,021. The renegotiation provides for the realization of these receivables upon direct transfer by the distributor’s collecing financial institution, of 3.34% of its monthly gross revenue. The installments have an estimated term of 216 months for their total discharge, starting in January 2004, and are indexed by the variation of the US dollar. The balance at December 31, 2010, corresponds to R$ 80,604 (December 31, 2009 - R$ 140,555 and January 1, 2009 - R$ 244,924), of which R$ 35,247 is recorded in non-current assets (December 31, 2009 - R$ 143,448 and January 1, 2009 - R$ 181,307).

Similarly, the subsidiary Furnas renegotiated, in December, 2003, the amount of R$ 378,938, related to its own electricity receivables, with an estimated term for payment of 216 months, indexed monthly by IGP-M and with interest of 1% per month (p.m.). The monthly payment corresponds to 2.56% of the gross revenue of CELG and is backed by a linked bank account guarantee, and the balance of this debt, at December 31, 2010, corresponds to R$ 193,511 (December 31, 2009 - R$ 220,009 and January 1, 2009 - R$ 310,557), of which R$ 141,037 is registered in non-current assets (December 31, 2009 - R$ 170,182 and January 1, 2009 - R$ 286,097).

(b)	States debt rollover

In compliance with the Program for Financial Improvement of the Public Sector, implemented by Law No. 8727/93, the subsidiary Furnas signed a credit assignment with the Government, to reschedule CELG debts existing at that time, relating to energy purchase, to be paid in 240 months, starting in April 1994. The credits are indexed by IGP-M, with annual interest of 11%, amounting to R$ 552,298 at December 31, 2010 (December 31, 2009 - R$ 536,870 and January 1, 2009 - R$ 727,184).

The subsidiary Eletrosul, in the scope of the same financial improvement program, holds receivables with the Government indexed by IGP-M, with annual interest of 12.68%, in the amount of R$ 672,678 at December 31, 2010 (December 31, 2009 - R$ 641,004 and January 1, 2009 - R$ 676,230), of which R$ 128,638 are under non-current assets (December 31, 2009 - R$ 150,286 and January 1, 2008 - R$ 547,831), to be paid in 240 months, starting in April 1994, as a result of the subsidiary’s rights assumption with electricity state concessionaries.

The legislation in force provides that if the 20 year-term expires and the balance to be received still remains outstanding, the financing may be extended for another 10 years. This hypothesis is likely to occur, since the Government transfers only the resources effectively received from the States which, in turn, are limited by law to the levels of commitment of their revenues.

54 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

10	Financing and Loans Granted

The financing and loans granted are made with the Company’s own funds, in addition to sector funds, foreign funds obtained by means of international development agencies, financial institutions, as well as those arising from the offering of securities on the international financial market.

All the financing and loans are supported by formal agreements executed with borrowers. The amounts receivable are mostly repayable in monthly installments, within a ten (10) year average term, and the average interest rate weighed by the portfolio balance is 6.15% p.a.

The financing and loans granted with a currency adjustment clause, account for nearly 52% of the total portfolio. Those providing for adjustment based on indexes that represent domestic price-levels account for 2.77% of the portfolio balance.

The market values of these assets are equivalent to their book value, since these are specific operations of the sector and are partly funded with resources from Sector Funds, and which do not have similar conditions as an assessment parameter.

I	Receivable from AES-Eletropaulo - Lawsuit

In 1989, Eletrobras brought before the court an ordinary lawsuit against Eletropaulo, aiming at recovering receivables from financings not paid on their respective maturities, according to criteria agreed upon in the articles and conditions established.

After the deed went through the legal channels, in April 1999, a verdict was disclosed sentencing Eletropaulo to pay the amount financed and not paid. Afterwards, the verdict was confirmed to be res judicata, meaning that Eletropaulo lodged no appeal at the first-level court decision. Consequently, the writ of execution was proposed by Eletrobras before the Fifth Civil Court of Rio de Janeiro, determining the payment.

However, in January 1998, the partial division of Eletropaulo’s assets took place, originating three distinct companies - EMAE - Empresa Metropolitana de Águas e Energia S.A., EPTE - Empresa Paulista de Transmissão de Energia S.A. and EBE - Empresa Brasileira de Energia S.A., whereas Eletropaulo - Eletricidade de São Paulo S.A. changed its trade name to Eletropaulo Metropolitana Eletricidade de São Paulo S.A.

Eletropaulo questioned the illegitimacy of the Partial Division Protocol, the continuation of the execution being overruled and determined. In December 2003, an Interlocutory Appeal was lodged by Eletropaulo, requiring the suspending effect of the decision determining the continuation of the execution, which was accepted under the assumption that Eletropaulo would not be eligible to meet the executive demand, instead, it would be CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (former EPTE), pursuant to the above mentioned protocol.

Extraordinary and Special Appeals were filed by the Company, contesting the judgment of Eletropaulo’s Appeal, affirming that the execution should go on and Eletropaulo’s defense should be attacked for injunction procedure by the debtor with no exceptions. From this decision, Eletropaulo managed declaration injunctions, afterwards, a Regulatory Appeal and, eventually, divergence injunctions whose final decision was disclosed in November 2007, rejecting, in every way, the Appeal from Eletropaulo. After exhausting all possibilities of success before the Superior Court of Justice - STJ, Eletropaulo presented an extraordinary appeal to the Supreme Federal Court - STF, whose continuation was rejected in a monocratic fashion by the Minister, according to the decision disclosed on March 28, 2008.

55 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Facing this scenario, Eletrobras’ Management will proceed with the execution process and, supported by its legal advisors’ opinions, considers the realization of the receivables as practically certain.

These credits amounted to, at December 31st, 2010, R$ 410,017 (December 31, 2009 - R$ 397,594), which represents the best estimate of the realizable value for the Company in the present stage of the proceedings.

II	Allowance for doubtful accounts

The Company recognizes an allowance for doubtful accounts of R$ 228,477 (December 31, 2009 - R$ 192,232) corresponding to the principal and the servicing of the debt of defaulting companies. The amount of the provision is deemed sufficient by the Company’s Management to cover losses with these assets, based on the portfolio trend analysis.

Changes in the allowance for doubtful accounts on financing and loans granted by the Company are as follows:

Balance at December 1, 2009	117,676

(+) Complement	137,534
(-) Reversals	(62,978)

Balance at December 31, 2009	192,232
(+) Complement	50,409
(-) Reversals	(14,164)

Balance at December 31, 2010	228,477

Increase and decrease in the allowance of doubtful accounts were registered in the income statement as “Operating Provisions” (Note 42). The amounts recognized as allowance for doubtful accounts are registered as definite loss when there is no expectation to recover the resources.

III	Capitalization of AFAC

The Board of Directors of Eletrobras approved, in October, 2009, capitalization of subsidiaries, in the amount of R$ 11,770,400, corresponding to advances for future capital increase (AFAC), in the amount of R$ 2,945,835 and part of financing granted to subsidiaries, in the amount of R$ 9,043,089.

56 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	12/31/2010				12/31/2009				1/1/2009
	CHARGES CURRENT		PRINCIPAL		CHARGES CURRENT		PRINCIPAL		CHARGES CURRENT		PRINCIPAL
	Aver. Rate	Amount	CURRENT	NON CURRENT	Aver. Rate	Amount	CURRENT	NON CURRENT	Aver. Rate	Amount	CURRENT	NON CURRENT
Subsidiaries and Jointly
Controlled FURNAS	7.13	—	—	—	7.58	—	—	—	10.00	—	—	—
CHESF	7.17	—	—	—	8.75	—	—	—	11.47	—	—	—
ELETROSUL	6.86	—	—	—	7.46	—	—	—	7.56	—	—	—
ELETRONORTE	7.45	—	—	—	13.07	—	—	—	13.58	—	—	—
ELETRONUCLEAR	8.99	—	—	—	11.73	—	—	—	12.69	—	—	—
CGTEE	3.57	—	—	—	2.54	—	—	—	6.39	—	—	—
CEAL	7.63	—	—	—	6.61	—	—	—	10.49	—	—	—
CERON	6.72	—	—	—	8.45	—	—	—	12.57	—	—	—
CEPISA	7.06	—	—	—	9.39	—	—	—	11.43	—	—	—
ELETROACRE	10.40	—	—	—	7.39	—	—	—	12.03	—	—	—
AMAZONAS	7.37	—	—	—	7.95	—	—	—	11.02	—	—	—
ITAIPU	7.09	0	448,544	5,223,083	7.09	—	571,519	5,913,466	7.08	—	30,472	9,177,791

		0	448,544	5,223,083		—	571,519	5,913,466		—	30,472	9,177,791

OTHER
CEMIG	6.44	2,140	74,962	340,569	6.22	222	57,735	343,741	6.76	2,456	63,022	372,732
COPEL	7.40	1,882	47,497	258,771	8.39	14	37,627	261,716	10.21	2,103	38,771	272,558
CEEE	6.44	736	8,130	99,471	8.01	538	26,779	56,955	9.33	275	67,280	46,810
DUKE	—	—	—	—	10.00	2,049	126,593	362,530	10.00	2,375	168,691	439,233
AES Eletropaulo	10.38	299,218	108,840	2,639	10.48	286,780	108,062	513	10.00	274,406	117,931	—
TRACTBEL	12.00	(0)	10,796	—	12.00	435	32,711	10,796	12.00	707	29,611	41,114
CELPE	6.10	1,070	16,976	53,350	6.00	961	16,976	62,286	—	867	17,173	77,957
CEMAR	5.85	1,654	48,214	367,187	5.94	—	30,225	363,860	6.00	1,154	26,352	317,532
CESP	9.38	958	33,406	185,709	9.34	1,067	30,778	201,823	5.09	1,167	28,121	235,273
OTHER	6.36	120,881	361,830	1,771,646	3.33	117,111	670,248	2,262,142	9.36	104,862	639,299	2,424,178
(-) PCLD		(101,124)	(127,341)	(2,254)		(82,257)	(109,975)	—		(58,221)	(59,454)	—

		327,415	583,310	3,077,088		326,915	1,027,759	3,926,362		332,151	1,136,797	4,227,387

		327,415	1,031,854	8,300,171		326,915	1,599,278	9,839,828		332,151	1,167,269	13,405,178

57 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

11	Investment Remuneration

The amounts below refer to dividends and interest on capital, net of withholding tax, as applicable, resulting from permanent investments held by Eletrobras.

	December 31, 2010	December 31, 2009	January 1, 2009
Itaipu	39,736	27,287	13,184
CTEEP	114,061
Other	24,807	51,439	48,767

	178,604	78,726	61,951

12	Income Tax and Other Taxes Recoverable or to Compensate

Taxes recoverable or to be compensated are presented at amount, net of occasional realization losses and were thus presented:

	December 31, 2010	December 31, 2009	January 1, 2009

Current assets
Withholding tax	1,440,502	1,124,526	244,399
Advances of IRPJ and CSLL	36,220	24,565	82,186
PASEP/COFINS to be offset	215,828	84,392	85,528
Recoverable ICMS	21,683	13,024	61,418
Others	111,672	80,426	36,352

	1,825,905	1,326,933	509,883

Non-current assets
Withholding tax
Tax credits
Recoverable ICMS	1,124,202	863,525	746,334
Recoverable PIS/COFINS	401,439	522,631	475,499
Deferred tax assets	2,813,041	3,107,067	2,228,884

	4,338,682	4,493,223	3,450,717

	6,164,587	5,820,156	3,960,600

I	Deferred tax assets

The Deferred tax assets are used in connection with the realization of the events that gave rise thereto take place. Considering the profitability history of the Company, as well as the expectation of generating taxable profit over the coming years, the recognition of these assets is based on the realization capacity of the assets, identified with future trend analysis, supported by a technical study prepared based on in-house assumptions and macroeconomic, business and tax scenarios that may change in the future.

58 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

II	Recoverable ICMS, PIS/PASEP AND

COFINS on fuel purchase

Through Normative Resolution 303/2008, ANEEL established methodologies and procedures for computation, presentation and validation of the ICMS amount recorded as a cost arising from the purchase of fuel, as well as computation, presentation, supervision and payment of liabilities to be reimbursed to CCC-ISOL by the beneficiary agents who received ICMS amounts of reimbursement superior to the effective cost incurred with this tax.

The Directive Release 2775/2008 - SFF/ANEEL regulates the refund to the Fuel Consumption Account - CCC of amounts corresponding to PIS/PASEP and COFINS credits taken on the fuel acquired for electricity generation under the non-cumulative system between 2004 to 2008.

The management of the subsidiary Amazonas Energia until 2007 understood that the fuel acquired for electricity generation purposes subsidized by CCC was not entitled to PIS/PASEP and COFINS credits. In view of the new facts, in 2008, the subsidiary’s management, supported by its legal advisors’ opinion, recognized the tax credit over all the company’s fuel oil acquisitions during the period determined by ANEEL, computing a tax credit of R$ 498,171.

The utilization of recognized tax credits is conditioned to future operations that originate realization, which according to the opinion of the subsidiary’s management, will occur even under the assumption of replacement of fuel oil with natural gas as input in the electricity generation and Manaus entry into the National Interconnected System - SIN. Law No. 12111/09 establishes mechanisms that enable the account of recoverable tax from fuel purchase not to undergo any increases, starting to be realized in distribution operations in an estimated period of 4 years. In 2010, the amount of R$ 267,490 corresponds to credits related to the years 2006, 2007 and 2008 which, due to the forecast of utilization, raise opinions as not being capable of recovery and thus become subject to impairment.

III	PIS/PASEP and COFINS unconstitutionality

The Federal Supreme Court - STF declared the unconstitutionality of paragraph 1 of Article 3 of Law No. 9718/98, which increased PIS/PASEP and COFINS calculation basis and created, at that time, a new concept of invoicing, which then covered the total revenues earned by the legal entity, regardless the type of activity and the accounting classification adopted. Such provision did not have any constitutional ground to support it, later being constitutionally amended.

Based on the Brazilian National Tax Code - CTN, Eletrobras system companies seek recognition of their credit rights and the refund of the amount overpaid as a result of the unconstitutional increase of these contributions calculation basis. Until the conclusion of these financial statements, there was not a final decision on such issue.

Eletrobras System companies have, therefore, potential tax credits for PIS/PASEP and COFINS, which are still being determined and, accordingly, are not recognized in these Financial Statements, since the declaration of unconstitutionality only benefits the companies that are claimant of the judged extraordinary appeals.

59 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

13	Reimbursement Rights

I	CCC-Isol Reimbursement

The Law No. 12,111/2009 and the Decree No. 7,246/2010 have changed the subvention systematic of isolated systems. The CCC subvention, which formerly subsidized only the costs with fuel, will now reimburse the amount corresponding to the difference between the total cost of electricity and the valuation of the corresponding quantity of electricity at the average cost of power and energy traded in the Regulated Contracting Environment - ACR of the National Interconnected System - SIN.

The following related costs must be included in the total cost of electricity generation in Isolated Systems:

(a)	contracting of energy and associated power;

(b)	own generation to supply the electricity distribution public utility;

(c)	charges and taxes; and

(d)	investments made.

According to the regulations, other costs related to electricity services rendered in remote regions of Isolated Systems, characterized by a great dispersion of consumers and lack of economy of scale, are also included in the total cost of generation.

14	Nuclear Fuel Inventory

Below there is a breakdown of the long-term nuclear fuel inventory for the operations of the thermonuclear power plants UTN Angra I and UTN Angra II:

	December 31, 2010	December 31, 2009	January 1, 2009

Current
Ready elements	297,972	324,634	286,903

Non-current
Nuclear Fuel Inventory
Uranium concentrate	65,179	111,199	104,442
Ready elements	392,133	239,771	141,888
Warehouse materials	275,599	267,303	259,213
In progress - nuclear fuel	66,645	137,161	214,751

	799,556	755,434	720,294
	1,097,528	1,080,068	1,007,197

60 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

15	Investments

15.1	Investments break down

	December 31, 2010	December 31, 2009	January 1, 2009
Equity accounted

Associates

Celpa	305,304	339,796	320,172
CEEE-GT (15.2)	627,300	539,023	189,178
Cemat	480,650	473,037	429,876
Emae	328,656	324,131	329,870
CTEEP	1,632,607	1,665,285	1,580,581
Cemar	302,263	244,749	197,649
Lajeado Energia	539,588	527,677	231,366
Ceb Lajeado	72,907	73,151	69,478
Paulista Lajeado	26,900	27,862	27,357
CEEE-D (15.2)	377,518	415,005	5,913
Serra do Facão			274,425
Intesa			68,673
AETE			25,200
Norte Brasil Transmissora		15,190
Porto Velho Transmissora		9,190
Transmissora Matogrossense de Energia		735
Retiro Baixo		57	58
Centroeste de Minas		84	1,941
Brasnorte		89,009	89,009
Brasventos Eolo	2,232
Rei Dos Ventos 3	2,196
Brasventos Miassaba 3	3,335
Baguari	82,172	79,225	61,925
Águas da Pedra	125,089	123,602	123,970
Chapecoense	57	3,981	270,630
Amapari	27,997	32,236	37,488
Other	24	23

	4,936,795	4,983,048	4,334,759

Subtotal	4,936,795	4,983,048	4,334,759

At fair value

Celesc	165,711	145,593	144,786
Cesp	161,439	181,872	88,382
Coelce	153,430	163,746	119,359
AES Tietê	725,821	604,743	449,024
EEVP	17,657	15,895	7,979
Energisa (Saelpa + CELB)	68,966	77,552	213,030
CELG	322	276	287
CELPE	51,321	52,546	34,909
COPEL	58,169	55,873	33,677
AES Eletropaulo	67,291	72,300	54,319
Energias do Brasil	19,170	16,615	11,192
CPFL Energia	35,094	30,077	25,682
Guascor	3,300	3,300	3,300
EATE	5,344	5,344	16,961
Tangara	21,738	21,738	21,738
Elejor			9,829
CDSA	11,801	11,801	11,801
CEA	20	20	20

61 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	December 31, 2010	December 31, 2009	January 1, 2009
CEB	3,528	3,528	3,528
CER	102	102	102
Other	114,557	167,196	126,916

	1,684,781	1,630,117	1,376,821

Subtotal	6,621,576	6,613,165	5,711,580

Allowance for impairment	(802,138)	(576,537)

Investments Adjustments (15.2)	(1,094,789)	(748,521)	(668,436)

	4,724,647	5,288,107	5,043,144

15.2	Investments Adjustments

	31/12/2010	31/12/2009	01/01/2009

Eletronorte	93,500	—	—
CERON	149,700	—	—
CELPA	65,192	27,709	6,048
CEMAT	48,917	42,777	34,130
CTEEP	737,480	678,035	628,258

	1,094,789	748,521	668,436

	31/12/2010	31/12/2009	01/01/2009

CEEE-GT (1)	128,300	149,169	—

CEEE-D (1)	191,775	222,996

(1) Adjustment through associates shareholder’s equity

62 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

15.3	Investee Information

		December 31, 2010
Associate/Subsidiary	% Interest	Asset	Liability

Amapari	49	120,287	38,547
Amazônia Eletronorte Transmissora	49	174,953	48,824
Artemis Transmissora	49	280,905	126,239
Baguari Energia	31	261,447	101
Boa Vista Energia	100	261,507	356,583
Brasnorte Transmissora	50	269,994	92,649
CEB lajeado	40,07	363,643	30,470
CELPA	34,24	2,861,740	3,327,588
Ceron	100	1,256,754	983,982
CEMAT	40,92	3,328,329	2,159,719
Chapecoense	40	2,721,112	2,008,691
Chesf	100	20,688,689	3,472,528
Cia de Transm, Centroeste de Minas	49	49,132	13,932
CEEE-GT	100	3,918,135	1,599,016
Transirapé	25	85,492	43,340
Transleste	24	157,284	62,514
Transudeste	25	98,701	44,715
CGTEE	99.96	1,801,847	1,447,762
Ceal	100	888,341	614,381
CEMAR	33.57	2,807,608	1,899,555
Cepisa	100	816,746	1,021,224
CEEE-D	32.59	4,019,615	2,272,782
Construtora Integração	49	11,470	2,302
CTEEP	35.42	6,931,418	2,367,583
ELETROPAR	83.71	211,190	31,948
ELETRONUCLEAR	99.80	7,806,727	4,860,487
Eletrosul	99.75	7,082,630	4,446,278
Empresa de Transmissão do Alto Uruguai	27	118,686	53,272
EMAE	35.02	1,133,069	320,369
Águas da Pedra	49	781,878	531,731
Enerpeixe	40	2,080,693	878,144
Eólica Cerro Chato I	90	23,299	23,408
Eólica Cerro Chato II	90	23,422	23,523
Eólica Cerro Chato III	90	23,465	23,569
ESBR	40	6,624,371	4,564,365
Estação Transmissora	100	640,056	535,384
Goiás Transmissão	49	28,372	1,496
Inambari	49	30,046	1,167
Integração Transmissora	49	619,698	381,944
IE Madeira	49	681,938	421,900
Lajeado Energia	40.07	2,346,448	548,458
Linha Verde Transmissora	49	104,393	27,234
Madeira Energia	39	8,393,184	8,294,170
Manaus Construtora	50	33,221	2,714
Manaus Transmissora	50	714,067	807,333
MGE Transmissão	49	18,675	992
Norte Brasil Transmissora	49	249,196	201,980
Norte Energia	30	312,263	147,076
Paulista Lajeado	40.07	128,943	11,837
Pedra Branca	49	338	15
Porto Velho Transmissora	100	195,046	2,287
Retiro Baixo	49	441,469	223,555

63 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Rio Branco Transmissora	49	72,496	34,495
RS Energia	100	274,719	131,307
São Pedro do Lago	49	338	16
SC Energia	100	274,719	131,307
Serra do Facão	50	1,132,462	768,603
Sete Gameleiras S,A	49	340	16
STN	49	676,560	282,185
TDG	49	26,631	62
Transenergia Goiás	49	5,801	152
Transenergia Renovável	49	225,370	144,560
Transenergia São Paulo	49	9,470	211
Uirapuru	49	103,053	55,803

		December 31, 2009
Associate/Subsidiary	% Interest	Asset	Liability

Amazonas Energia	100	5,151,982	5,601,207
Artemis Transmissora	49	289,335	140,816
Boa Vista	100	260,717	243,069
CEB lajeado	40.07	373,820	40,038
CELPA	34.24	3,070,671	2,997,241
Ceron	100	797,926	1,656,856
CEMAT	40.92	3,186,916	2,030,911
Chapecoense	40	2,208,139	1,569,231
Chesf	100	19,266,180	6,241,895
Cia de Transm, Centroeste de Minas	49	36,350	3,746
CEEE-GT	100	3,777,734	1,665,449
Transirapé	25	83,291	42,030
Transleste	24	155,511	65,205
Transudeste	25	95,397	43,325
CGTEE	99.96	1,243,165	954,071
Ceal	100	787,325	992,702
CEMAR	33.57	2,429,211	1,719,998
Cepisa	99	683,074	1,572,148
CEEE-D	32.59	4,027,902	2,070,243
CTEEP	35.33	6,388,075	1,725,064
Boa Vista	100	260,480	242,385
ELETROPAR	83.71	185,281	90,040
ELETRONUCLEAR	99.80	7,374,177	4,239,917
Eletrosul	100	4,691,829	2,267,096
Empresa de Transmissão do Alto Uruguai	27	123,836	58,844
EMAE	39.02	1,130,957	329,109
Águas da Pedra	49	720,568	469,073
Enerpeixe	40	2,080,612	976,365
ESBR	40	3,003,984	1,992,041
Estação Transmissora	49	265,348	189,154
Inambari	49	25,355	2,531
Integração Transmissora	49	623,378	406,332
Madeira	49	115,986	11,395
Madeira Energia	39	4,311,059	4,210,952

64 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

		December 31, 2009
Associate/Subsidiary	% Interest	Asset	Liability

Manaus Construtora	50	15,864	5,926
Manaus Transmissora	50	574,814	619,632
Norte Brasil Transmissora	49	63,039	18,280
Paulista Lajeado	40.07	131,586	12,077
Porto Velho Transmissora	100	65,560	907
Retiro Baixo	49	426,886	223,746
RS Energia	100	272,695	148,296
SC Energia	100	433,183	248,123
Serra do Facão	50	983,221	673,031
STN	49	653,735	309,182
Transenergia Goiás	49	284	232
Transenergia Renovável	49	32,773	27,674
Transenergia São Paulo	49	553	360
Uirapuru	49	105,356	61,996

		January 1, 2009
Associate/Subsidiary	% Interest	Asset	Liability

Amazonas Distribuidora de	100	4,734,996	5,042,701
Artemis Transmissora	49	298,034	160,915
Baguari	31
Boa Vista	100	193,896	178,179
CEB	40.07	346,317	21,701
CELPA	34.24	3,040,951	2,713,994
Ceron	100	541,904	1,391,206
CEMAT	40.92	3,116,771	2,066,244
Chapecoense	40	239,684	2,609
Chesf	100	18,981,571	6,658,488
Cia de Transm, Centroeste de Minas	49	13,372	78
CEEE-GT	100	2,116,748	1,535,650
Transirapé	25	67,098	47,295
Transleste	24	149,624	70,284
Transudeste	25	18,917	50,882
CGTEE	99.80	855,660	691,349
Ceal	100	697,402	922,914
CEMAR	33.57	2,110,565	1,489,159
Cepisa	99	620,656	1,399,379
CEEE-D	32.59	1,824,998	1,806,853
CTEEP	35.33	5,620,335	1,213,222
Boa Vista	100	193,896	178,179
ELETROPAR	83.71	160,347	82,546
ELETRONUCLEAR	99.80	6,896,916	3,966,349
Eletrosul	100	4,356,555	2,012,780
Empresa de Transmissão do Alto Uruguai	27	119,697	70,100
EMAE	39.02	1,129,026	318,519
Águas da Pedra	49	554,087	301,840

65 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

		January 1, 2009
Associate/Subsidiary	% Interest	Asset	Liability

Enerpeixe	40	2,117,187	1,111,159
Inambari	49	1,948	2,468
Integração Transmissora	49	614,919	419,315
Lajeado Energia	40.07	1,973,777	668,301
Madeira Energia	39	447,287	447,187
Manaus Transmissora	50	536,445	514,723
Paulista Lajeado	0	126,128	7,880
RS Energia	100	254,064	133,173
SC Energia	100	443,199	268,195

I	Distribution Companies:

(a)	Distribuição Alagoas - holds the concession for electricity distribution in all municipalities of the State of Alagoas, granted by the National Electricity Agency - ANEEL, through the Concession Agreement 07/2001-ANEEL, and its first amendment signed, respectively, on May 15th, 2005 and on June 8th, 2010, in force until July 7, 2015. Its main purpose is projecting, building and exploring the distribution public utility to end users of electricity. The Company holds 100% of its share capital.

(b)	Distribuição Rondônia - holds the concession for electricity distribution in all municipalities of the State of Rondônia, granted by the National Electricity Agency - ANEEL, through the Concession Agreement 05/2001-ANEEL, and its amendments signed, respectively, on February 12th, 2001 and on November 11th, 2005, with maturity on July 7, 2015. Its main purpose is projecting, building and exploring the distribution public utility to end users of electricity. The Company holds 100% of its share capital.

(c)

Distribuição Piauí - In compliance with the Concession Agreement No. 04/2001-ANEEL, signed with the National Electricity Agency - ANEEL, on February 12, 2001, Cepisa holds the concession for electricity distribution in the entire territory of the State of Piauí, in force until July 7, 2015, with a possibility of extension for a period of up to 20 years. Cepisa’s main activity is electricity distribution, supplying all 224 municipalities of the State of Piauí, with a concession area of 251.5 km2 and 3,032 thousand inhabitants, serving more than 892 thousand consumers, through lines and substations, on voltages of 138/69/34,5/13,8/7,97 kV. The Company holds 100% of its share capital.

(d)	Amazonas Energia - its main activities are electricity generation, distribution and trading in the State of Amazonas. Amazonas Energia has its own generation (1,600.60 MW) and complements its needs to serve the consumers buying electricity from independent producers. The Company holds 100% of its share capital.

(e)

Eletrobras Distribuição Roraima - it is a closed capital company controlled by Eletrobras Eletronorte, operating in the city of Boa Vista - RR. As per its By-laws, its main purposes are: exploring electricity services, carrying on, thus, studies, projects, substations, electricity transmission lines and distribution networks and performing commercial actions inherent to these activities. Eletrobras Distribution Roraima holds the concession with the National Electricity Agency - ANEEL, through the Concession Agreement 21/2001-ANEEL on March 21, 2001 and 1st Amendment on October 14, 2005, for electricity distribution in the municipality of Boa Vista - RR, in force until 2015, serving approximately 98% of the total consumers.

66 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The subsidiaries in the distribution segment have suffered recurring losses and based on consolidated figures have a net capital deficiency in the amount of R$ 554,323 thousand and Provision for unfunded liabilities on subsidiaries in the amount of R$ 201,827 at December 31, 2010. Management expects that the full implementation of the provisions of Law 12.111 will increase the reimbursement basis for the subsidiaries in the distribution segment (see note 13 – Reimbursement Rights). In addition, management is implementing an investment strategy, it is obtaining (up to now didn’t use any resources from this loan), a new loan from the World Bank (see note 23 – Borrowings), that objectives reduce technical and commercial losses for the subsidiaries in the distribution segment.

(f)

II	Generation and Transmission Companies:

(a)	Eletrobras Termonuclear S.A. (ELETRONUCLEAR) - controlled by ELETROBRAS, has the main purpose of building and operating nuclear power plants, generating electricity from them and rendering engineering and similar services, under regulations and supervision by the National Electricity Agengy - ANEEL, linked to the Ministry of Mines and Energy. Within the scope of this purpose, the Company has been basically working in the activities of operating the Angra 1 and Angra 2 power plants, with nominal power of 1,990 MW, as well as maintaining good conditions for construction of the third nucleoelectric unit, denominated Angra 3 plant. The electricity generated by the Company is supplied exclusively to the subsidiary Furnas - Centrais Elétricas S.A. (related party), by means of electricity purchase and sale agreement.

(b)	Eletrosul Centrais Elétricas S.A. (ELETROSUL) - its main purpose is electricity transmission and generation in the States of Santa Catarina, Paraná, Rio Grande do Sul and Mato Grosso do Sul, and through interest in Special Purpose Companies in the States of Rondônia, Paraná, Santa Catarina and Rio Grande do Sul. The Company may, yet, conduct studies, projects, construction, operation and maintenance of the facilities of electricity transmission and generation systems, activities regulated by the National Electricity Agency (ANEEL), linked to the Ministry of Mines and Energy (MME). Additionally, the concessionaire is authorized to participate in consortiums or in other companies, with the purpose of developing activities in energy areas. Eletrosul is a closed capital company controlled by Eletrobras.

(c)	Itaipu Binacional (ITAIPU) - binational entity created and managed, with equal rights and obligations, by the Treaty signed on April 26, 1973, between the Federative Republic of Brazil and the Republic of Paraguay, also referred to as High Contracting Parties, and its capital belongs, in equal parts, to Centrais Elétricas Brasileiras S.A. - ELETROBRAS and to Administración Nacional de Electricidad - ANDE, also referred to as Parties.

Its purpose is the hydroelectric use of water resources of the Paraná River, belonging to both countries as a condominium, from and including Salto de Guaíra to the mouth of the Iguaçu River, by building and operating a Hydroelectric Central, with a total available capacity of trading 12.6 million kW, generating qualified electricity, with social and environmental responsibility, boosting economic, tourist and technological sustainable development in Brazil and in Paraguay.

67 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(d)	Companhia Hidroelétrica do São Francisco (Chesf) - electricity public utility concessionaire controlled by Eletrobrás, whose purpose is generating, transmitting and trading electricity. Its generating system is hydrothermal, predominantly in hydroelectric plants, responsible for more than 97% of its total production. Chesf’s transmission system is comprised by 18,723 km of operating transmission lines, of which 5,122 km are 500 kV transmission circuits, 12,792 km are 230 kV transmission circuits, 809 km are low tension transmission circuits, 100 substations with voltages higher than 69 kV and 762 transformers effectively operating in all voltage levels, totaling a transformation capacity of 44,181 MVA, plus 5,683 km of optic fiber cables.

(e)	Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) - an electricity public utility concessionaire controlled by Eletrobras, operating in the States of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima and Tocantins. Since 2003, with the gradual release of its supply agreements - initial agreements - to the ratio of 25% per year, as established in the Law 9,648, of May 27, 1998, the Company started to serve other regions in the country.

The operations of the Company with electricity generation comprise 4 hydroelectric plants, with installed capacity of 8,694.00 MW and 7 thermoelectric plants, with installed capacity of 600.33 MW, with a total installed capacity of 9,294.33 MW. Electricity transmission is done through a system comprised by 9,192.13 Km of transmission lines, 43 substations in the National Interconnected System - SIN, 695.89 Km of transmission lines, 10 substations in the isolated system, totaling 9,888.02 Km of transmission lines and 53 substations.

The Company holds share control of the full subsidiary Boa Vista Energia S.A., of Estação Transmissora de Energia S.A. and an equity interest in electricity generation and transmission Special Purpose Companies - SPEs.

(f)	Furnas Centrais Elétricas S/A. (FURNAS) - controlled by Eletrobras, operates in generating, transmitting and trading in the region comprised by the Federal District and the States of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso and Tocantins and interest in Special Purpose Companies in the regions of Tocantins, Rondônia and the boarder between the States of Santa Catarina and Rio Grande do Sul. Electricity is traded with electricity distribution companies and consumers in the whole national territory. The electricity production system of FURNAS is comprised by 8 (eight) exclusively owned hydroelectric plants, 2 (two) plants in partnerships with private companies, with installed power of 8,662 MW, and 2 thermoelectric plants with 796 MW of capacity, totaling 9,458 MW.

III	Other Companies

(a)	Companhia Energética do Maranhão (CEMAR) - an electricity public utility concessionaire aimed at projecting, building and exploring systems of electricity sub-transmission, transformation, distribution and trading. The shares of the company are traded solely in the Organized Counter Market of BM&FBovespa.

(b)	Eletrobras Participações S.A. (ELETROPAR) - controlled by ELETROBRAS, is linked to the Ministry of Mines and Energy and its main business purpose is holding equity interests in the capital stock of Eletropaulo - Eletricidade de São Paulo S.A. and other companies.

68 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(c)	Companhia Estadual de Geração e Transmissão de Energia Elétrica (CEEE-GT) - a publicly-held company whose controlling shareholder is the State of Rio Grande do Sul, through Companhia Estadual de Energia Elétrica - CEEE-Par, a company holding 65.92% of its total share capital. The Concessionaire’s purpose is projecting, building and exploring electricity production and transmission systems, as well as developing activities aiming at identical purposes; rendering public or private services in the electricity sector; exploring its infrastructure to generate alternative, complementary or accessory revenues, including the ones arising from associated projects.

The company holds the concession for electricity distribution in 217 municipalities in the State of Maranhão, covering a concession area of 333 thousand Km2, ruled by the Concession Agreement No. 060, of August 28, 2000, signed by ANEEL, CEMAR and the controlling shareholder, which remains in force until August, 2030, with a possibility of extension for another 30-year period.

(d)	Companhia Transmissão de Energia Elétrica Paulista (CTEEP) - a publicly-held corporation, authorized to operate as an electricity public utility concessionaire, with the main purpose of planning, building and operating electricity transmission systems.

(e)	Centrais Elétricas do Pará S.A. (CELPA) - a publicly-held company, under control of the company QMRA Participações S.A., operating in electricity distribution and generation in its concession area, comprising the entire State of Pará, serving consumers in 143 municipalities. According to the Concession Agreement for Electricity Distribution 182/1998, signed on July 28, 1998, the term of the concession is 30 years, maturing in July 28, 2028, renewable for an equal period. In addition to the distribution agreement, the Company signed a Generation Concession Agreement 181/98, of 34 Thermoelectric Plants, 11 owned and 23 from third parties, for exploring electricity generation, for a term of 30 (thirty) years, maturing on July 28, 2028, renewable for an equal period.

(f)	Empresa Metropolitana de Águas e Energia S.A. (EMAE) - is a concessionaire of a hydroenergetic complex located on the Alto Tietê river, based on the Hydroelectric Plant Henry Borden. EMAE has, also, two small hydroelectric plants, UHE Rasgão and UHE Porto Góes, both on the Tietê River. At the Paraíba Valley, in the municipality of Pindamonhangaba, is located UHE Isabel, currently not operational.

(g)	Lajeado Energia S.A. (Lajeado) - a privately-held company, controlled by EDP Energias do Brasil S.A., with the purpose of generating and trading electricity from any source or nature, preparing feasibility studies and projects, building, operating and maintaining generation plants. The Company holds 73% of the share capital of Investco S.A., a publicly-held company which the main purpose are studying, planning, preparing projects, constituting and exploring systems of electricity production, transmission, transformation, distribution and trading, especially exploring Luís Eduardo Magalhães Hydroelectric Plant and the Associated Transmission System (UHE Lajeado), in the State of Tocantins, under the terms of the Concession Agreement for Use of Public Property 05/97 - ANEEL for a period of 35 years, in force until 2033.

(h)	Centrais Elétricas Matogrossenses S.A. (CEMAT) - a publicly-held company, under share control of the companies Rede Energia S.A. and Inepar S.A. - Indústria e Construções, operating in the electricity distribution segment, in addition to its own electricity generation through thermoelectric plants for serving isolated systems in its legal concession area comprising the entire State of Mato Grosso, serving consumers in 141 municipalities. According to the Concession Agreement for Electricity Distribution 03/1997, signed on November 12, 1997, the term of the concession is 30 years, maturing in November 12, 2027, renewable for an equal period. In addition to the distribution agreement, the Company signed the Generation Concession Agreement 04/1997, of 7 Thermoelectric Plants, with the respective associated substations, maturing in December 10, 2027.

69 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Throughout the last years, Eletrobras invested in project partnerships with private companies, where the Company is a minority shareholder, holding preferred shares. These enterprises have the purpose to operate in the electricity generation and transmission segments, and respective holdings are classified as Assets - Investments.

In the same sense, considering the need to expand investments in the Electricity Segment, companies controlled by Eletrobras participate, also as minority shareholders, with common shares, in companies with concessions of electricity public utility services, classified as Assets - Investments.

(1)	STN - It refers to the Special Purpose Company created by Chesf and by the Technical Company of Electrical Engineering - Alusa, to explore the concession of a transmission line of 546 km, 500 kV, in the stretches Teresina (PI) - Sobral and Fortaleza (CE). The capital of the company Sistema de Transmissão Nordeste is divided according to the following proportion: Alusa, 51% and Chesf, 49%. The project was concluded in December 2005 and commercial operation started in January, 2006.

(2)	Manaus Construtora Ltda Special Purpose Company, established on April 6th, 2009, of which the Company is a shareholder with 195 shares, together with Abengoa Holding, with 505 shares, and Eletronorte, with 300 shares. This company aims to manufacture, assemble and supply materials, labor and equipment for Oriximiná/Cariri 500 kV transmission line, Itacoatiara substation 500/138 kV and SE 500/230 kV, to be integrated into the National Interconnected System Basic Network.

(3)	Artemis Transmissora de Energia - a company whose purpose is exploring transmission lines of 525 kV, connecting Salto Santiago to Ivaiporã and Ivaiporã to Cascavel D’Oeste, where the subsidiary Eletrosul holds 49% of the capital shares, having started its operations in October 2005.

(4)	Uirapuru Transmissora de Energia - Special Purpose Company, established in 2004 to construct, operate and maintain 120 km of a 525 kV transmission line, Ivaiporã (PR) - Londrina (PR), with a 30-year concession. Eletrosul holds 49% of the shares representing Uirapuru capital, leaving Cymi Holding S.A. with 51%. The transmission line became operational in 2006.

(5)	ETAU - Empresa Transmissora do Alto Uruguay - Special Purpose Company established to construct, operate and maintain 187 km of a 230 kV transmission line, in Campos Novos (SC) - Barra Grande (SC) - Lagoa Vermelha (RS) - Santa Marta (RS), with a 30-year concession. Eletrosul holds 27.4% of ETAU’s capital, the remaining companies Terna Participações S.A. with 52.6%, DME Energética Ltda with 10%, and Companhia Estadual de Energia Elétrica - CEEE with 10%. The transmission line became operational in 2005.

(6)	Energia Sustentável do Brasil - Special Purpose Company which aims at exploring the concession and trading the energy from Jirau Hydroelectric Plant, in Rio Madeira (RO), with minimum installed power of 3,300 MW, and expected to start operations in 2013. Eletrobras System holds 40% of the company’s capital (Chesf - 20% and Eletrosul - 20%), together with the companies Suez Energy South America Participações Ltda. (50.1%) and Camargo Corrêa S.A. Investimentos em Infraestrutura S.A. (9.9%). The concession period of the project is 35 years.

(7)	Norte Brasil Transmissora de Energia - Special Purpose Company which aims at constructing, implementing, operating, and maintaining the Electricity Transmission Public Utility of the Interconnected Electric System Basic Network, consisting of the collector Transmission Line Porto Velho - Araraquara, stretch 02, with Direct Current, at approximately 600 KV, with concession for 35 years. Eletrobras System holds 49% of the capital (Eletrosul holds 24.5% and Eletronorte, 24.5%), the remaining Andrade Gutierrez Participações with 25.5% and Abengoa Concessões do Brasil Holding S/A with 25.5%.

70 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(8)	Estação Transmissora de Energia - Special Purpose Company which aims at the construction, implementation, operation, and maintenance of the Electricity Transmission Public Utility of the Basic Network Interconnected System, consisting of the station Refiticadora No. 1 with alternating current/direct current, and of the Inverter Station No. 1 with direct current/alternating current, 600/500 KV - 2950 MW, with a concession for 35 years. Eletrobras System holds 49% of the capital (Eletrosul holds 24.5% and Eletronorte, 24.5%), the remaining Andrade Gutierrez Participações with 25.5% and Abengoa Concessões do Brasil Holding S/A with 25.5%.

(9)	Porto Velho Transmissora de Energia - Special Purpose Company which aims at implementing, operating and maintaining Collector Transmission Line Porto Velho (RO), Collector Substation Porto Velho (RO), at 500/230 KV, and two Converter AC/DC/AC Back-to-Back, at 400 MW, as well as the other facilities, with a concession for 35 years. Eletrobras System holds 49% of the capital (Eletrosul holds 24.5% and Eletronorte, 24.5%), the remaining Andrade Gutierrez Participações with 25.5% and Abengoa Concessões do Brasil Holding S/A with 25.5%.

(10)	Amazônia Eletronorte Transmissora de Energia - Special Purpose Company established with the purpose of constructing, operating and maintaining 2 transmission lines at 230 KV, Coxipó (MT) - Cuiabá (MT), with a length of 25 km, and Cuiabá (MT) - Rondonópolis (MT) with a length of 168 km, having started its operations in August, 2005. Eletronorte holds 49% of AETE’S capital.

(11)	Intesa - Integração Transmissora de Energia - Special Purpose Company established for constructing, implementing, operating, and maintaining an Electricity Transmission Line at 500kV, in the stretches Colinas - Serra da Mesa 2, 3rd circuit, with a concession for 30 years. The capital of Intesa is divided as follows: Eletrobras System, with 49% (Chesf - 12% and Eletronorte - 37%) and Brasil Energia Private Equity Investment Fund - FIP, with 51%. Intesa’s commercial operations started in 2008.

(12)	Energética Águas da Pedra - Special Purpose Company originated from Aripuanã Consortium, which was relating to contracts of energy from new projects, with subsequent granting for HEP Dardanelos implementation, under the Regulated Contracting Environment. Eletrobras System holds a share of 49% (Chesf - 24.50% and Eletronorte - 24.50%) together with Neoenergia S.A., which holds 51%. The power plant will be implemented in Rio Aripuanã, located in northern Mato Grosso State, with power of 261 MW and average total ensured power of 154.9 MW. The first machines are estimated to start operating in 2011, and an average of 147 MW was traded for the period between 2011 and 2041, with a concession for 35 years.

(13)	Amapari Energia - Special Purpose Company established in 2007 in a partnership between MPX Energia S.A. and Eletronorte, which aims to establish itself as an Electricity Independent Producer (PIE), with initial installed capacity of 23.33 MW. This is a diesel oil thermal power plant (UTE) in the city of Serra do Navio, State of Amapá. Eletronorte holds an equity interest of 49% and MPX Energia holds 51%.

(14)	Brasnorte Transmissora de Energia - Special Purpose Company established in 2007 aiming at exploring the concession of Juba - Jauru Transmission Line, 230 kV, with a lenght of 129 km; Maggi - Nova Mutum Transmission Line, 230 kV, length of 273 km; Juba Substation, 230/138 kV and Maggi Substation, 230/138 kV. Eletronorte holds a capital stock interest of 49.71%, Terna Participações S/A holds 38.70% and Bimetal Ind. e Com. de Produtos Metalúrgicos LTDA holds 11.62%.

71 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(15)	Manaus Transmissora de Energia - Special Purpose Company, established in 2008 by the Amazônia Consortium, with Eletronorte holding an equity interest of 30%, Abengoa Concessões Brasil Holding 50.50% and Chesf holding 19.50%. It aims at constructing, operating and maintaining Oriximiná(PA)/Itacoatiara(AM) Transmission Line, double circuit, 500KV, with a length of 374 km; LT Itacoatiara(AM)/Cariri(AM), double circuit 500KV, with a length of 212 km; and Itacoatiara Substation, at 500/230 KV, 1.800MVA.

(16)	Enerpeixe - It refers to the Special Purpose Company called Enerpeixe S.A., which aims at constructing and operating the UHE Peixe Angical, located on the Tocantins River, whose generation capacity is 452 MW, having Furnas holding 40% of the capital, having started its operations in May, 2006.

(17)	Transleste - Special Purpose Company established in 2003, aiming at implementing and operating, for a period of 30 years, the transmission line connecting Montes Claros (MG) to Irapé (MG), at 345 kV of voltage and with a length of 150 km. The subsidiary Furnas holds 24% of the capital. The transmission line became operational in 2005.

(18)	Transudeste - a company established in 2004, aiming at implementing and exploring, for a period of 30 years, the transmission line connecting Itutinga (MG) to Juiz de Fora (MG), at 345 kV of voltage and with a length of 140 km. The subsidiary Furnas holds 25% of the capital. The transmission line became operational in 2007.

(19)	Transirapé - a company established in 2004 which aims at constructing, operating and maintaining the Irapé (MG) - Araçuaí (MG) electricity transmission line facilities, at the voltage of 230 kV, with 65 km of length. The subsidiary Furnas holds 24.5% of the capital. The transmission line became operational in May, 2007.

(20)	Chapecoense - Refers to the Special Purpose Company called Chapecoense Geração S.A., which aims at constructing and operating the UHE Foz do Chapecó, located on the Uruguay River. Furnas holds 49.9% of the capital stock of the company managing the plant, with capacity of 855 MW, which will be operated by the Chapecoense consortium composed by CPFL (51%), Chapecoense (40%), and CEEE-GT (9%), Furnas being responsible for the owner’s engineering activities through services. The first machine became operational in August, 2010.

(21)	Serra do Facão - Special Purpose Company established with the objective of constructing and operating the UHE Serra do Facão, with installed power of 210 MW, located on the São Marcos River in the State of Goiás. Furnas holds 100% of the consortium shares. The first machine became operational in May, 2010.

(22)	Retiro Baixo - Special Purpose Company, called Retiro Baixo Energética S.A., established to implement and manage the UHE Retiro Baixo, with installed power capacity of 82 MW, located on the Paraopeba River, in Minas Gerais cities of Curvelo and Pompeu. FURNAS holds 49% of the capital stock and the works began in March, 2007, and the commercial operation of the first machine started in 2010.

(23)	Baguari Energia - It is a Special Purpose Company, established to implement and explore the UHE Baguari, located on the Doce River, in the State of Minas Gerais, with a capacity of 140 MW and with implementation estimated to 2009. Furnas holds 30.61% of the capital and the amount of investment on December 31, 2009 is fully registered as an advance for future capital increase.

72 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(24)	Centroeste de Minas - a company established in 2004, aiming at implementing and exploring, for a period of 30 years, the transmission line connecting Furnas (MG) to Pimenta (MG), at 345 kV of voltage and with a length of 75 km. The subsidiary Furnas holds 49% of the capital.

(25)	Consórcio Madeira Energia S.A. (MESA) - Special Purpose Company established in 2007 aiming to perform and operate the construction project of the HEP Santo Antônio, on the Madeira River, (RO). The capital of Consórcio MESA is shared by Furnas (39%), Odebrecht Investimentos (17.6%), Andrade Gutierrez Participações (12.4%), Cemig (10%), Fundos de Investimentos e Participações da Amazônia (20%), and Construtora Norberto Odebrecht (1%).

(26)	IE Madeira - Special Purpose Company established with the purpose of constructing, implementing, operating, and maintaining the electricity transmission power of the National Interconnected System basic network, LT Collector Porto Velho - Araraquara, stretch 01, DC, 600 KV, Retifier Station number 02 AC/DC, 500 KV/+ 600KV - 3,150 MW; Inverter Station number 02 AC/DC, 600KV/5020KV - 2,950. Eletrobras System holds 49% of the capital (Furnas, 24.5% and Chesf, 24.5%), and CTEEP, 31%.

(27)	IGESA - Special Purpose Company established in 2008, which aims to study the technical and economic, environmental and legal feasibility of the hydroeletric utilization of Inambari (Peru), on the Inambari River, and of the Exclusive Use Transmission system, interconnecting Peru to Brazil, as well as the import and export of goods and services. Eletrobras System holds 49% of the capital (Furnas, 19.6% and Eletrobras, 29.4%) and the company is in the pre-operational stage.

(28)	Transenergia - Special Purpose Company established with the purpose of constructing, implementing, operating, and maintaining the electricity transmission line of the Brazilian Interconnected Electric System basic network, lot C, of the Auction No. 008/2008-ANEEL. The subsidiary Furnas holds 49% of the capital.

(29)	Norte Energia S.A. - On August 26, 2010, a Special Purpose Company, Norte Energia S.A., of which Eletrobras is a shareholder (49,98%), signed a Concession Agreement for Use of Public Property for electricity generation, aimed at regulating the exploration of the hydroelectric potential on the Xingu River, denominated Belo Monte Hydroelectric Plant, as well as the respective Transmission Facilities Restricted to the Hydroelectric Plant, for a period of 35 years.

73 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The Company has a number of judicial proceedings, in various judgment phases, where it is a plaintiff (see Note 32), in which there were blocked, as a guarantee to the resources of these judicial proceedings, assets representing 5.25% (6.37 in 2009) of the total investment portfolio, as described below:

	December 31, 2010
Equity interest	Amount of the investment	Blocked percentage	Blocked investment

CTEEP	1,616,274	97.53%	1,576,419
EMAE	317,116	100.00%	317,116
CESP	264,446	95.88%	253,561
AES TIETE	23,046	88.94%	20,496
COELCE	15,329	41.02%	6,288
DUKE (Paranapanema Gen,)	3,344	63.25%	2,115
CEMAT	480,650	86.64%	416,452
CEB	72,907	50.00%	36,453
CELPA	305,304	5.31%	16,201
CELPE	4,689	70.32%	3,297
CELESC	28,242	15.24%	4,304
CEEE-GT	627,300	10.08%	63,241
CEMAR	302,263	24.80%	74,976

SUBTOTAL	4,060,908		2,790,919

Other Investments	47,975,072

Total	52,035,980	5.36%	2,790,919

74 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

		December 31, 2009
Equity interest	Amount of the investment	Blocked percentage	Blocked investment

CTEEP	1,478,447	88.93%	1,314,783
EMAE	316,815	100.00%	316,815
CESP	269,680	95.82%	258,407
AES TIETE	23,046	89.22%	20,562
COELCE	15,328	100.00%	15,328
DUKE (Paranapanema Gen,)	3,344	62.48%	2,089
CEMAT	512,872	86.64%	444,352
CEB	3,528	50.00%	1,764
CELPA	396,393	5.31%	21,048
CELPE	4,689	70.32%	3,297
CELESC	28,241	15.24%	4,304
CEEE-GT	494,046	87.39%	431,747

SUBTOTAL	3,546,429		2,834,496

Other Investments	39,850,260

Total	43,396,689	6.53%	2,834,496

75 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

16	Fixed Assets

The fixed asset items presented below refer to the infrastructure of the electricity generation segment:

			December 31, 2010
	Cost	Accumulated depreciation	(-) Special obligations	Net value

In service
Generation	53,940,091	(23,344,259)	(357,343)	30,238,489
Administration	1,894,993	(1,065,400)	(35,558)	794,035
Trading	128,090	(44,847)		83,243

	55,963,174	(24,454,506)	(392,901)	31,115,767

In progress
Generation	8,808,957			8,808,957
Administration	276,340		(32)	276,308
Trading	10,252			10,252
Leasing	1,212,002			1,212,002

	10,307,551		(32)	10,307,519

Investee’s Balance	5,259,212			5,259,212

	71,529,937	(24,454,506)	(392,933)	46,682,498

76 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

			December 31, 2009
	Cost	Accumulated depreciation	(-) Special obligations	Net value

In service
Generation	54,222,482	(22,628,381)	(316,638)	31,277,463
Administration	632,283	(347,392)	(139,935)	144,956
Trading	128,152	(40,540)		87,612

	54,982,917	(23,016,313)	(456,573)	31,510,031

In progress
Generation	5,330,686			5,330,686
Administration	202,849			202,849
Trading	7,001			7,001
Leasing	1,258,618			1,258,618

	6,799,154			6,799,154

Investee’s Balance	3,288,420			3,288,420

	65,070,491	(23,016,313)	(456,573)	41,597,605

			January 1, 2009
	Cost	Accumulated depreciation	(-) Special obligations	Net value
In service
Generation	34,311,782	(13,969,792)	(1,030,877)	19,311,113
Administration	18,881,658	(7,739,950)	(139,938)	11,001,770
Trading	127,405	(35,891)		91,514

	53,320,845	(21,745,633)	(1,170,815)	30,404,397

In progress
Generation	3,280,342			3,280,342
Administration	479,853			479,853
Trading	45,368			45,368
Leasing	1,305,235			1,305,235

	5,110,798			5,110,798

Investee’s Balance	980,464			980,464

	59,412,107	(21,745,633)	(1,170,815)	36,495,659

Items comprising the fixed assets of the Company can not be sold or pledged as guarantee.

77 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(a)	Changes in fixed assets

	January 1,					December 31, 2009
	2009
		Additions	Transfer progress/ service	Write-off	Depreciation	Capitalizations	Final balance
Consolidated

Generation
In service	52,661,823	312,968	1,613,468	(361,345)	(2,493)	(4,432)	54,219,989
Accumulated depreciation	(21,397,298)	(476,285)	766	140,677	(876,265)	327	(22,608,078)
In progress	3,586,025	4,032,356	(1,610,225)	(531,740)		(150,658)	5,325,758

Special obligations

Total	34,850,550	3,869,039	4,009	(752,408)	(878,758)	(154,763)	36,937,669

Administration
In service	531,617	108,113	36,437	(43,871)	(13)		632,283
Accumulated depreciation	(304,071)	(17,787)	215	8,459	(25,261)		(338,445)
Special obligations	(9,920)				2		(9,918)
In progress	174,170	84,600	(50,988)	(6)			207,776

Total	391,796	174,926	(14,336)	(35,418)	(25,272)		491,696

Trading
In service	127,405	747					128,152
Accumulated depreciation	(35,891)	(4,649)					(40,540)
In progress	45,368	112,532		(150,899)			7,001

	136,882	108,630		(150,899)			94,613

Special obligations
Impairment	(742,021)			616,573	3,308		(122,140)
Reversal of impairment				61,552			61,552
Depreciation of the Assets under the provision				13,410			13,410
Accumulated Reintegration	(8,373)			171	(743)		(8,945)
Leasing	1,305,235				(46,617)		1,258,618

Total	554,841			691,706	(44,052)		1,202,495

Special obligations	(418,874)	1,586					(417,288)

Total	35,515,195	4,154,181	(10,327)	(247,019)	(948,082)	(154,763)	38,309,185

Investee’s Balance	980,464						3,288,420

Total Consolidated	36,495,659						41,597,605

78 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	December 31, 2009					December 31, 2010
	Final balance	Additions	Transfer progress/ service	Write-off	Depreciation	Capitalizations	Final balance
Consolidated
Generation
In service	54,219,989	425,008	524,524	(82,023)		1,773	55,089,271
Accumulated depreciation	(22,608,078)	(700,049)	(230)	41,406	(639,756)	(29,555)	(23,936,262)
In progress	5,325,759	4,754,629	(530,968)	(295,762)		(352,890)	8,900,768
Special obligations

Total	36,937,670	4,479,588	(6,674)	(336,379)	(639,756)	(380,672)	40,053,777

Administration
In service	632,284	113,909	29,454	(34,603)	(9)		741,034
Accumulated depreciation	(338,447)	(23,945)	2,271	(75,398)	(22,407)		(457,925)
Special obligations	(9,917)		9,758		1		(158)
In progress	207,776	73,392	(49,138)	(47,501)			184,529

Total	491,696	163,356	(7,655)	(157,502)	(22,415)	—	467,480

Trading
In service	128,152			(62)			128,090
Accumulated depreciation	(40,540)	(4,307)					(44,847)
In progress	7,001	3,251					10,252

Total	94,613	(1,056)	—	(62)	—	—	93,495

Special obligations		(32)					(32)
Impairment	(122,140)	92,771		29,369
Reversal of impairment	61,552				(61,552)
Depreciation of the Assets under impairment	13,410				(13,410)
Accumulated Reintegration	(8,945)	(1,748)					(10,693)
Leasing	1,258,618				(46,616)		1,212,002

Total	1,202,495	90,991	—	29,369	(121,578)	—	1,201,277

Special obligations	(417,288)	2,976		21,569			(392,743)

Total	38,309,186	4,735,855	(14,329)	(443,005)	(783,749)	(380,672)	41,423,286

Investee’s Balance	3,288,420						5,259,212

Total Consolidated	41,597,606						46,682,498

79 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

17	Financial asset - Concession of Public Utility

The line item financial asset - concession, in the amount of R$ 16,915,492 refers to the financial asset receivable by the companies of Eletrobras System in the scope of concessions for electricity distribution arising from application of the mixed model, and in the scope of concessions of electricity transport in Brazil, arising from application of the financial model.

	Total
	December 31, 2010	December 31, 2009	January 1, 2009

Transmission
Financial Asset Annual Revenue Allowed - Current	726,507	715,720	522,852
Financial Asset Annual Revenue Allowed - Non-Current	6,718,361	5,703,925	9,559,261
Indemnifiable Financial Asset - Concessions	15,935,225	14,920,837	9,873,842

Distribution
Indemnifiable Financial Asset - Concessions	2,342,039	1,727,341	1,388,140

Financial Asset - Current	726,507	715,720	522,852
Financial Asset - Non-Current	24,995,625	22,352,103	20,821,243

Total financial asset	25,722,132	23,067,823	21,344,095

18	Financial Asset - ITAIPU

Considering the project ITAIPU as a cash flow, a financial asset was established, as shown below:

	December 31, 2010	December 31, 2009	January 1, 2009

Accounts Receivable	1,850,802	1,564,087	1,743,267

Reimbursement Rights	290,704	278,239	516,766

Electricity Suppliers - Itaipu	(588,983)	(601,427)	(722,826)
Reimbursement Obligations	(555,508)	(386,243)	(437,052)

Total current assets	997,015	854,656	1,100,155

Accounts Receivable	35,715	104,336	199,646

Reimbursement Rights	1,910,996	1,803,348	4,312,809

Reimbursement Obligations	(1,122,137)	(1,033,265)	(2,450,772)

Total non-current assets	824,574	874,419	2,061,683

80 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	December 31, 2010	December 31, 2009	January 1, 2009

Property, Plant and Equipment Itaipu

Generation
In service	13,650,931	14,671,331	20,383,981
In progress	420,050	321,625	425,819

	14,070,981	14,992,956	20,809,800

Administration
In service	718,508	751,115	1,001,389
In progress	34,024	126,346	247,090

	752,532	877,461	1,248,479

Total Financial Asset - Itaipu - Consolidated	16,645,102	17,599,492	25,220,117

The details for defining the financial asset of Itaipu are listed above.

Description of the most important line items are as follows:

(I)	Amounts Arising from Electricity Trading of Itaipu Binacional

Under the Law 11,480/2007, the factor for adjustment of financing agreements signed with Itaipu Binacional, and credit assignment agreements signed with the National Treasury, was removed since 2007, assuring the Company full preservation of its flow of receipts.

Consequently, the Decree 6,265, of November 22, 2007 was edited, aiming at regulating the trade of electricity from Itaipu Binacional, defining the differential to be applied in the transfer tariff, creating an asset related to the part of the annual differentiate calculated, equivalent to the annual adjustment factor removed from the financing, to be included annually in the transfer tariff, from 2008.

Therefore, since 2008, the differential arising from the removal of the annual readjustment factor, whose values are annually defined by interministry memo from the Ministries of Treasury and Mines and Energy, started to be included in the tariff for transferring electricity from Itaipu Binacional. The transfer tariff in force in 2010 includes the amount equivalent to US$ 214,989, which will be received by the Company through charges to consumers, granted by memo MME/MF 398/2008.

The amount arising from trading electricity generated by Itaipu Binacional, shown in the line item Reimbursement Rights, under Non-Current Assets, of R$ 1,910,996 on December 31, 2010, equivalent to US$ 1,146,919 (December 31, 2009 - R$ 1,803,348, equivalent to US$ 1,035,693 and January 1, 2009 - R$ 4,312,809 equivalent to US$ 1,845,447), of which R$ 1,122,137 thousand, equivalent to US$ 673,470 thousand, will be repaid to the National Treasury until 2023 (Note 25). Such amounts will be realized by inclusion in the transfer tariff to be charged until 2023.

81 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(II)	Electricity trading - Itaipu Binacional

The Law No. 10,438 of April 26, 2002, attributed to ELETROBRAS the responsibility for the acquisition of all electricity generated by ITAIPU to be consumed in Brazil, and for trading this electricity.

Therefore, in the fiscal year 2010, the equivalent of 34,464 GWh was sold, the energy supply tariff (purchase) practiced by ITAIPU was US$ 22.60/kW and the transfer tariff (sale) was US$ 24.63/kW.

The results from the trading of Itaipu’s electricity, in accordance with Decree 4.550 of December 27, 2002, observing the amendments introduced by Decree 6.265 of November 22, 2007, have the following allocation:

(a)	if positive, it will be allocated, by means of prorating to the individual consumer, through a bonus credit in the consumers’ electricity invoices of the Brazilian Interconnected Electric System, for the residential and rural classes with monthly consumption lower than 350 kWh.

(b)	if negative, it is incorporated by ANEEL in the calculation of the sale tariff of electricity contracted in the year subsequent to the formation of the result.

This trading operation does not impact the Company’s results, and under the current regulation, negative results represent an unconditional receiving right and positive results represent an effective obligation.

In the fiscal year 2009, the activity had a surplus of R$ 192,493, and the resulting obligation is included in the line item ‘Reimbursement Obligations’.

82 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

19	Intangible Asset - Concession of Public Utility

	Changes in Intangible Assets
					December 31, 2009
Intangible	January 1, 2009	Additions	Write-offs	Amortizations	Transfers	Final balance

Generation
Linked to the Concession
In service	1,752,580	254,549	(225,906)	(31,279)	86,970	1,836,914
Accumulated amortization	(296,423)	(164,419)	21,635	(23,808)	26	(462,989)
Special Liabilities	(134,629)	(51,216)	1,553	915	(6,045)	(189,422)
In progress	163,148	48,018	(28,932)		(85,246)	96,988
Special Liabilities	(69,355)	(24,255)	17,910		6,089	(69,611)
Impairment

Total	1,415,321	62,677	(213,740)	(54,172)	1,794	1,211,880

Not Linked to the Concession (Others)	699,273	125,005	5,632	(17,107)		812,803

Total	699,273	125,005	5,632	(17,107)		812,803

Total Intangible	2,114,594	187,682	(208,108)	(71,279)	1,794	2,024,683

83 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Changes in Intangible Assets
	December 31, 2009	December 31, 2010
Intangible	Final balance	Additions	Write-offs	Amortizations	Other	Capitalizations	Transfers	Final balance

Generation
Linked to the Concession
In service	1,836,914	387,224	(39,901)	(40,829)	(47)		27,257	2,170,618
Accumulated amortization	(462,989)	(110,900)	5,394	(26,530)			491	(594,534)
Special Liabilities	(189,422)	(24,640)	1,315	4,945			(7,800)	(215,602)
In progress	96,988	109,805	(12,012)				(22,877)	171,904
Special Liabilities	(69,611)	(29,407)	2,814				7,524	(88,680)
Impairment					(6,307)			(6,307)

Total	1,211,880	332,082	(42,390)	(62,414)	(6,354)		4,595	1,437,399

Not Linked to the Concession (Others)	812,803	40,331	5,305	(21,581)		(10,285)		826,573

Total	812,803	40,331	5,305	(21,581)		(10,285)		826,573

Total Intangible	2,024,683	372,413	(37,085)	(83,995)	(6,354)	(10,285)	4,595	2,263,972

84 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

20	Recoverable Value of Long-Lived Assets

The Company defined the recoverable value of its long-lived assets based on the “value in use”, which is higher than the “fair value less costs of sale”. The value in use is calculated based on the present value of the estimated future cash flow.

The amounts allocated to the assumptions represent the appraisal of the Management of the Company on future trends of the electric sector and are based not only on external sources of information but also on historical data. The cash flow was projected based on the Company’s operating results and projections until the end of the concession, under these main assumptions:

•	organic growth compatible with historic data and the Brazilian economy growth perspectives;

•

average discount rate (5.65% for generation, 5.18% for transmission and 5.88% for distribution) calculated by a methodology usually applied by the market, taking into account the weighted average capital cost;

•	the growth rate does not include inflation.

The analysis established the need to constitute an allowance for impairment in the following projects in the year 2010:

•

Eletrosul - Due to a delay to start operations in Passo São João Plant, noticed in the year 2010, future cash flows will be insufficient to cover the costs. Therefore, on December 31, 2010, an impairment in the amount of R$ 135,138 was accounted for.

•

Amazonas Energia (distribution activity) - In the year 2010, ANEEL established a new tariff adjustment methodology that includes, among other factors, the reduction in asset remuneration (regulatory WACC). These factors lead to the need to set an allowance for impairment in the amount of R$ 243,910.

•

Furnas - The Company calculated a loss of R$ 596,662 thousand, registered on January 1, 2009 and an adjustment of R$ 343,895 thousand on December 31, 2010, arising from the reduction in the discount rate, resulting in reversal of impairment of R$ 252,767 thousand on December 31, 2010, both accounted for in the line property, plant and equipment in progress.

In the year 2010, the net effect of the allowance for impairment was R$ 117,281.

21	Suppliers

This mainly includes energy purchased from Itaipu Binacional, and has the following breakdown:

	December 31, 2010	December 31, 2009	January 1, 2009
Current
Goods, Materials and Services	1,314,871	1,174,479	918,219
Energy Purchased for Reselling	3,850,379	1,896,966	1,541,098
CCEE - Short-term Energy	515	8,169	44,976

	5,165,765	3,079,614	2,504,293

85 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

22	Advances from Clients

Advances from clients	December 31, 2010	December 31, 2009	January 1, 2009

Current
Antecipated electricity sale - ALBRAS	39,362	39,292	37,778
Advances from clients - PROINFA	302,100	24,108	15,381

	341,462	63,400	53,159

Non-current
Antecipated electricity sale - ALBRAS	928,653	978,980	1,018,488

	928,653	978,980	1,018,488

Total	1,270,115	1,042,380	1,071,647

I	ALBRÁS

The subsidiary Eletronorte won the electricity purchase auction conducted by ALBRÁS in 2004 for a 20-year supply period, at an average of 750 MW/month until December 2006 and 800 MW/month between January 2007 and December 2024, setting a price compatible with the UHE Tucuruí break-even tariff as a parameter, plus a premium calculated according to the aluminum price on the London Metal Exchange (LME) - England. This price setting constitutes an embedded derivative (see Note 46).

Based on these conditions, ALBRÁS, aiming at reducing the basic price, made an energy pre-purchase offer with an advance payment, comprising energy advances which will be realized during the supply period in fixed monthly installments in average MW, according to the tariff effective in the billing month.

The operation took place as follows:

Advances received	December 31, 2010	December 31, 2009

2004	300,000	300,000
2005	500,000	500,000
2006	250,000	250,000
2007	150,000	150,000
Total	1,200,000	1,200,000

Amortizations	(220,854)	(181,728)
Gains	(10,493)

Total liabilities	968,653	1,018,272

86 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

II	PROINFA

PROINFA, enacted by Law No. 10438/2002, and amendments, aims at diversifying the Brazilian energy matrix and seeking regional solutions with the utilization of renewable energy sources, by means of economic utilization of available inputs and applicable technologies, resulting in higher participation of electricity generated based on new sources.

The program ensures that Eletrobras can purchase the electricity to be generated for a period of 20 years, as from 2006, which will be transferred to distribution concessionaires, free consumers and self-producers, excluding low income consumers proportionally to consumption.

The transmission and distribution concessionaires pay to Eletrobras the annual amount of cost corresponding to the contribution of captive customers, free consumers and self-producers connected to its facilities, in twelve monthly installments, in the month before the reference date of energy consumption.

In addition, in order to deal with the required payment needs to PROINFA’s generation projects, in the first year of operations of the Program, the distribution and transmission concessionaires, in addition to the quotas related to the current year, prepaid a twelfth of the annual quota, considering the contracting of all projects included in PROINFA.

It is worth mentioning that operations related to PROINFA do not generate any economic gains or losses for the Company.

23	Borrowings

The details of borrowings, including charges, whose funds are allocated to the investment program of the Eletrobras System.

I	Eletrobras’ Agreements

(A)	The Company has borrowing agreements executed with multilateral agencies, such as IDB, IRDB, KFW and EXIMBANK/JBIC, guaranteed by the federal government. These agreements follow a standard of covenants applicable to agreements with multilateral agencies, which are usually agreed upon in negotiations with this type of entity.

In the A/B Loan agreements of the syndicated loan between CAF and commercial banks, Eletrobras has covenants typically practiced in the market, among which can be mentioned: existence of corporate guarantees, change of corporate control, compliance with licenses and authorizations, and restriction to significant disposal of assets; In 2010, Eletrobras has signed a new contract with CAF in the amount of US$ 500,000, aimed at composing the fund to finance the Subsidiaries.

According to market practices, there are two borrowing contracts coordinated by BNP and CDB.

In 2009, the issue of bonds in the amount of US$ 1,000,000 was concluded.

The bonds were issued with a 10-year term, maturing on July 30, 2009, with total redemption on maturity and with a semiannual interest coupon at a rate of 6.875% per year, allowing the investors who bought the referred bonds at the release date a yield of 7.0% per year. The issuing price was 99.112% of the face value, of which 60% of the offerings were from the United States, 30% from Europe and 10% from Asia.

87 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The resources obtained from this operation on the international market constitute the fund to finance the subsidiaries, aiming to ensure the compliance of the Eletrobras System investment program.

In addition to loans, borrowings and bonds currently registered in the liabilities of the Company, there is still an assumption of debt contract of CEEE.

Negotiations are being developed with other multilateral agencies, such as the European Investment Bank and the French Development Agency, aiming at obtaining new credit lines. The Company is considering issuing new bonds in 2011.

The negotiations for borrowing contracts to be signed with KFW, which will be transferred to the subsidiary Eletrosul, and with IRDB are in advanced stages.

There are no contracts with financial ratio clauses in Eletrobras’ liabilities.

B	Global Reversion Reserve

This fund was created by the federal government to cover expenses related to indemnities of electric public utility concession reversions. The resources comprising the fund are not part of these financial statements and, while not used for the purposes for which they are destined, are used in the granting of financing for the expansion of the Brazilian electricity sector, improvement of the service and implementation of federal government programs, through Eletrobras.

The contribution to establish the RGR is responsibility of the electric public utility concessionaires, by means of a quota called reversion and the appropriation of electricity services of up to 2.5% of the concessionaires and licensees investments, limited to 3% of annual revenues. The quota value is calculated as a service cost component of those entities (see Note 31), and do not constitute revenues or assets of Eletrobras.

The concessionaires pay their RGR annual quotas, in twelve monthly installments, into a restricted bank account managed by Eletrobras, which operates the account within the limits provided for by Law No. 5655/1971 and further amendments, not reflected in the Company’s financial statements, since it is an independent entity in relation to Eletrobras.

However, Eletrobras takes resources from RGR to apply in specific investment projects, funded by the Company, especially:

I	- expansion of electricity distribution services;

II	- incentive to alternative electricity sources;

III	- inventory and feasibility studies for the development of hydroelectric projects;

IV	- implementation of power generation units of up to 5,000 kW, exclusively for public utility in communities assisted by an isolated electric system;

V	- efficient public lighting;

VI	- electricity conservation by means of improved quality of products and services;

VII	- universalization of access to electricity.

88 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Eletrobras remunerates the resources withdrawn from RGR and used in funding companies in the Brazilian electric sector with annual interest of 5%, without any type of indemnification. On December 31, 2010, the balance withdrawn from the Fund and used in various investments amounted to R$ 8,159,038 (December 31, 2009 - R$ 7,656,946 and January 1, 2009 - R$ 7,193,770) and are included in the line item Borrowings, in liabilities.

89 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	12/31/2010				12/31/2009				1/1/2009
	CHARGES CURRENT		PRINCIPAL		CHARGES CURRENT		PRINCIPAL		CHARGES CURRENT		PRINCIPAL

	Average Rate	Amount	CURRENT	NON CURRENT	Average Rate	Amount	CURRENT	NON CURRENT	Average Rate	Amount	CURRENT	NON CURRENT
Foreign Currency
Financial institutions

Interamerican Development Bank - IDB	4.16%	2,202	31,001	201,509	5.32%	3,659	32,397	242,977	5.32%	5,489	43,482	369,600
Corporación Andino de Fomento - CAF		9,886	25,634	1,935,355	3.97%	22,040	—	1,205,446	4.76%	10,340	0	1,635,900
Kreditanstalt fur Wiederaufbau - KFW		70	21,158	43,556	3.87%	183	23,811	52,205	5.73%	376	59,698	95,514
AMFORP & BEPCO		—	—	—	—	—	—	—	6.50%	0	128	0
Dresdner Bank	6.25%	—	—	—	6.25%	775	23,810	48,458	6.25%	331	45,110	95,513
Eximbank	2.15%	1,591	44,999	292,490	2.15%	1,654	41,288	309,651	2.15%	2,544	56,823	482,981
BNP Paribas		338	57,703	601,060	1.86%	15,044	—	737,695	6.40%	2,170	—	566,327
Other		807	33,188	33,881		446	3,942	23,854		6,994	475,533	12,179,675

		14,894	213,683	3,107,852		43,801	125,248	2,620,286		28,244	680,774	15,425,510

Bonds
Bonds - Dresdner Bank	7.75%	3,812	—	499,860	7.75%	3,984	—	522,360	7.75%	5,347	—	701,100
CREDIT SUISSE	6.87%	54,162	—	1,666,200	6.87%	59,421	—	1,741,200		—	—	—

		57,974	—	2,166,060		63,405	—	2,263,560		5,347	—	701,100

Other
National Treasury - ITAIPU		2,412	349,744	7,978,640		3,342	344,448	8,701,253		—	—	—

		2,412	349,744	7,978,640		3,342	344,448	8,701,253		—	—	—

		75,280	563,427	13,252,552		110,548	469,696	13,585,098		33,591	680,774	16,126,610

National Currency
Global Reversion Reserve - RGR		—	—	8,159,038		—	—	7,672,055		—	—	7,248,309
Investment Fund in Credit Rights		—	—	—		—	—	—		—	—	—
Other		65,039	1,164,718	9,858,382		63,468	471,563	7,135,389		54,061	367,071	3,535,312

		65,039	1,164,718	18,017,419		63,468	471,563	14,807,444		54,061	367,071	10,783,621

		140,320	1,728,145	31,269,971		174,016	941,259	28,392,542		87,652	1,047,845	26,910,231

The long-term part of loans and financings expressed in thousands of U.S. Dollars has the following maturities:

	2012	2013	2014	2015	After 2015	Total
Parent Company	117,445	145,901	183,825	408,798	7,204,178	8,060,147
Consolidated	273,459	339,716	418,018	951,845	16,774,199	18,767,237

90 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

II	Finance lease

Subsidiary Amazonas Energia has finance lease operations, for which was registered a liability and the respective fixed assets. The reconciliation between minimum future payments of the finance lease at the end of the period and their present value are presented in the table below:

	December 31, 2010	December 31, 2009	January 1, 2009

Less than one year	244,098	249,738	230,500
More than one and less than five years	1,220,493	1,248,690	1,152,501
More than five years	2,213,161	2,514,030	2,504,769
Future financing charges on finance lease	416,322	(69,014)	381,390

Total finance lease minimum payments	4,094,074	3,943,444	4,269,160

Present value adjustment	(2,279,042)	(2,195,169)	(2,477,654)

Present value of the payments	1,815,032	1,748,275	1,791,506

Less than one year	120,485	108,827	106,435
More than one and less than five years	602,315	544,056	530,860
More than five years	1,092,232	1,095,392	1,154,211

The fair value of current borrowings equals their book value, since the impact of the discount is not significant.

91 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

III	Guarantees

The provision amount, presented under non-current liabilities, in relation to the guarantees of Eletrobrás, represents 1% of the total amount of the funds already released by the funding banks until the end of 2010, being the best estimate of such provision at the balance sheet date.

The Company participates as guarantor of a number of projects whose guaranteed amounts, forecasts and paid amounts are presented in the tables below.

DECEMBER 31st, 2010
Venture	Financing Bank	Subsidiary Interest	Amount of Financing (Part of the Subsidiary)	Outstanding Balance on 12/31/2010	Outstanding Balance Projection End of the Year			Releasable
					2011	2012	2013	After 2013
UHE Tucuruí	BNDES	100.00%	941,000	586,834	483,261	381,522	279,783	—
Subestação Miranda II	BNDES	100.00%	47,531	39,522	35,966	32,523	29,081	—
SE São Luís II e III	BNDES	100.00%	13,653	13,653	12,596	11,621	10,646	—
Norte Transmissora	BNDES	24.50%	72,275	72,275	—	—	—	—
Manaus Transmissora	BNDES	30.00%	75,428	75,428	—	—	—	—
Linha Verde	BTG Pactual	49.00%	147,000	—	147,000	—	—	—
LT e Subestação Ribeiro Golçalves-Balsas	BNB	100.00%	70,000	—	—	—	—	—
UHE Jirau	BNDES	20.00%	1,444,000	833,313	1,542,895	1,660,531	1,600,332	—
SPE Manaus Transmissora	BNDES	24.50%	72,275	72,275	—	—	—	—

ESBR	Bradesco	20.00%	68,888	68,888	63,220	27,051	7,232	—

IE Madeira	BNDES/ Transferring Banks	24.50%	98,336	86,802	—	—	—	—
UHE Simplício	BNDES	100.00%	1,034,410	915,060	953,499	887,741	822,560	—
UHE Santo Antônio	BNDES/ Transferring Banks /FNO	39.00%	2,589,051	2,256,456	2,444,652	2,848,008	3,082,029	—
UHE Foz do Chapecó	BNDES	40.00%	655,287	781,186	767,164	717,886	668,175	—
UHE Baguari	BNDES	30.62%	60,153	58,452	55,856	51,560	47,263	—
UHE Serra do Facão	BNDES	49.50%	257,263	—	—	—	—	—
UHE Batalha	BNDES	100.00%	224,000	100,384	224,859	208,698	192,691	—
IE Madeira	BNDES/ Transferring Banks	24.50%	98,336	86,802	—	—	—	—
Companhia de Transmissão Centroeste de Minas	BNDES	49.00%	13,827	—	13,109	11,946	10,793	—
Goiás Transmissão	Banco do Brasil	49.00%	—	—	—	—	—	—
MGE	Banco do Brasil	49.00%	—	—	—	—	—	—
UHE Passo de São João	BNDES	100.00%	183,330	186,857	186,856	177,913	164,850	—
UHE Jirau	BNDES	20.00%	1,444,000	833,313	1,542,895	1,660,531	1,600,332	—
UHE Mauá	BNDES/ Transferring Banks	49.00%	364,834	304,014	370,235	344,907	322,102	—

RS Energia	BNDES/ Transferring Banks	100.00%	126,221	124,256	112,468	100,679	89,365	—

SC Energia	BNDES/ Transferring Banks	100.00%	270,197	199,526	172,189	150,327	128,576	—
Eólicas Cerro Chato I, II e III	BNDES	90.00%	201,077	20,108	201,077	190,604	165,469	—
Norte Transmissora	BNDES	24.50%	72,275	19,691	—	—	—	—
ESBR	Bradesco	20.00%	68,888	68,888	63,220	27,051	7,232	—
UHE São Domingos	BNDES	100.00%	207,000	—	—	—	—	—
Porto Velho Transmissora	BNDES	100.00%	283,411	—	—	—	—	—
Angra 3	BNDES	100.00%	6,146,256	—	1,358,092	3,403,542	5,036,976	1,109,280
Mangue Seco 2	BNB	49.00%	12,250	16,748	—	—	—	—
Belo Monte	ANEEL	15.00%	156,915	156,915	125,532	109,841	109,841	109,841
Mangue Seco 2	BNB	49.00%	40,951	—	—	—	—	—

Total			17,560,318	7,977,646	10,876,641	13,004,482	14,375,328	1,219,121

92 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Guaranteed amount (subsidiaries’	Total guaranteed on December 31, 2010	Outstanding balance forecast end of the year - R$ Million			To be guaranteed R$ million
	part) R$ Million	R$ Million	2011	2012	2013	After 2013

Total	17,560	7,978	10,877	13,004	14,375	1,219
Subsidiaries	9,137	2,042	3,427	5,254	6,665	1,109
SPE	8,423	5,936	7,481	7,766	7,710	110

The Company presented in the line item provisions, under non-current liabilities, the fair value of the amounts guaranteed by Eletrobrás and already released by the funding banks. The fair value is calculated based on 1% of the total released until December 31, 2010, as shown below:

Provided amount

Guarantee owed on January 1, 2009	18,046
Changes in 2009	62,383

Guarantee owed on December 31, 2010	80,429
Changes in 2010	(653)

Guarantee owed on December 31, 2010	79,776

UHE Passo de São João - This enterprise, fully owned by subsidiary Eletrosul has an installed capacity of 77MW and projected investments of R$ 260,000 thousand.

A financing operation was authorized by BNDES in the amount of R$ 183,330, amortized in 192 months (16 years) and a grace period until July 15, 2010.

Eletrobras, through Deliberation 020/2008 and Resolution 030/2008, has signed this agreement as a guarantor.

UHE Simplício - The enterprise, fully owned by Furnas has an installed generation capacity of 337.7 MW and estimated investments of R$ 1,200,000 thousand.

BNDES authorized a financing in the amount of R$ 1,034,410, amortized in 192 months (16 years), with a grace period until July 15, 2010.

Eletrobras, through Deliberation 019/2008 and Resolution 029/2008, has signed this agreement as a guarantor.

UHE Mauá - The enterprise has an installed capacity of 361MW and a 51% interest by Copel.

BNDES has approved two financings, in the individual amount of R$ 182,417, one direct and the other indirect, to be amortized in 192 months (16 years) and a grace period until January 15, 2012.

Eletrobras, through Deliberation 014/2009 and Resolution 109/2009, has signed this agreement as a guarantor.

UHE Jirau - The SPE Energia Sustentável do Brasil, established by subsidiaries Eletrosul, Chesf, GDF Suez Energy and Camargo Corrêa, won the auction to build and operate the UHE Jirau, with an installed capacity of 3,450MW, located on Rio Madeira, in the city of Porto Velho, State of Rondônia.

93 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

BNDES has approved two financings, one direct and the other via transferring banks, in the amount of R$ 7,273,395, payable in 240 months (20 years).

Eletrobras, through Deliberation 062/2009 and Resolution 428/2009, has signed this agreement as a guarantor of the interest (20%) of each of its subsidiaries.

UHE Santo Antônio - The SPE Madeira Energia S/A - MESA, established by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia - FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda and Andrade Gutierrez Participações S/A won the auction to build and operate UHE Santo Antônio, located on Rio Madeira, with an installed capacity of 3,150.4 MW.

Through Deliberation 030/2009, of March 27, 2009, Eletrobras’ signature as a consenting party in the Capitalization Agreement executed between the companies, in the amount of R$ 6,638,593, on the interest held by Furnas (39%), was approved.

Substation Miranda II - Corporate enterprise aimed at installing the third transformer 230/138/13,8kV and associated connections, enlarging and enhancing the transmission system of Eletronorte in the State of Maranhão.

Through Deliberation 202/2009, of December 21, 2010, the corporate guarantee for the BNDES financing, in the amount of R$ 47,531 was approved.

UHE Foz do Chapecó - The SPE Foz do Chapecó Energia is responsible for implementing the UHE Foz do Chapecó, with an installed capacity of 855MW.

Through Deliberation 085/2010, of March 30, 2010, guarantees provided by Eletrobras to Furnas in the contractual instruments, replacing the contracted Fianças Bancárias, limited to Furnas’s interest in the SPE (40%, totaling R$ 653,200) were approved.

UHE Baguari - Corporate projeto of Furnas, UHE Baguari will have 140MW of installed capacity and is located in Minas Gerais.

Through Deliberation 078/2010, of March 30, 2010, the guarantee rendered by Eletrobras in the financing agreement with BNDES, in the amount of R$ 60,153, was approved.

UHE Serra do Facão - UHE Serra do Facão is comprised of a SPE, established by Furnas (49.5%), Alcoa Alumínio S.A. (30.5%), DME Energética (10%) and Camargo Corrêa Energia S.A (10%). and will have an installed capacity of 210MW.

Through Deliberation 142/2010, of May 19, 2010, the guarantee rendered by Eletrobras on the financing with BNDES, in the total amount of R$ 520,000 thousand, proportional to Furnas’s interest (R$ 257,400), was approved.

Eólicas Cerro Chato I, II and III - SPE’s Eólicas Cerro Chato I, II and III are established by Eletrosul (90%) and Wobben (10%). The budget of the enterprise, comprised by three sites of 30MW each, is R$ 406,000 thousand, with a 80% financing (R$ 325,000 thousand) at an interest rate of 4.5% per year and payable in 10 years (2 years grace period).

With Deliberation 193/2010, of July 29, 2010, Eletrobras’ endorsement of 90% of the financed amount for this loan (R$ 292,500) was approved.

94 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Substation São Luiz II and III - Corporate enterprise related to substation São Luiz III and to the transmission line São Luiz I - São Luiz II, of approximately 36 km in the State of Maranhão.

Through Deliberation 140/2010, of May 19, 2010, Eletrobras’ corporate warranty on the BNDES funding for the enterprise, in the amount of R$ 13,653 (TJLP+1.3%+1.28 in 14 years) was approved.

Norte Transmissora de Energia - SPE Norte Brasil Transmissora, with interest of Eletronorte (24.5%) and Eletrosul (24.5%) aimed at implementing, operating and maintaining the transmission line Porto Velho/Araraquara, with a length of 2,375 km.

Through Deliberation 139/2010, the guarantee rendered on the short-term contract, in the amount of R$ 295,000, proportional to Eletronorte’s interest (24.5%) and Eletrosul’s interest (24.5%), resulting in R$ 144,550, was approved.

Manaus Transmissora de Energia - SPE Manaus Transmissora de Energia, with participation of Eletronorte (30%) and Chesf (19.5%), is aimed at implementing, operating and maintaining 4 substations and one transmission line of 586 km (LT Oriximiná/Itacoatiara/Cariri). In order to make the investment viable, a short-term loan with BNDES, on the amount of R$ 251,426, was contracted.

Through Resolution 138/2010, the guarantee rendered by Eletrobras in this contract, limited to the interest of its subsidiaries (49.5%, resulting in R$ 124,445), was approved.

Mangue Seco 2 - SPE with a 49% interest of Eletrobras and 51% of Petrobras aimed at building and operating three aeolian plants in Guacari, no Rio Grande do Norte.

Through Deliberation 209/2010, the guarantee rendered by Eletrobras, proportional to its interest (R$ 12,250), on the short-term loan agreement with BNB was approved.

UHE Batalha - For UHE Batalha, a corporate enterprise of Furnas with a generating capacity of 52.5MW and located between Minas Gerais and Goiás, a loan agreement with BNDES, in the amount of R$ 224,000 thousand was signed. Eletrobras, through Deliberation 169/2010, appears as guarantor of the referred contract.

RS and SC Energia - Eletrobras granted a guarantee to Eletrosul on the loan with BNDES and transferring Banks upon purchase of an equity interest from the companies Schahin Engenharia S/A and Engevix Engenharia S/A in the transmission companies RS and SC Energia.

Through Deliberation 073/2010, the guarantee rendered by Eletrobras was approved.

IE Madeira - SPE Interligação Elétrica do Madeira S.A., with equity interest of Furnas (24.5%) and Chesf (24.5%), contracted a short-term loan with BNDES in the total amount of R$ 401,370.

Through Deliberation 196/2010, the guarantee rendered by Eletrobras, by means of signing Fiança Bancária Contracts, to the loan, limited to the equity interest of its subsidiaries, was approved.

Belo Monte - UHE Belo Monte, located on the Xingu River, will have an installed capacity of 11,233 MW. For this purpose, the SPE Norte Energia was established, with equity interest of Chesf (15%), Eletronorte (19,98%) and Eletrobrás (15%).

Through Deliberation 230/2010, the guarantee rendered by Eletrobras on behalf of the SPE covering liabilities with the insurance company JMALUCELLI in the scope of the contract of counter-guarantee, in the amount of R$ 156,915, was approved.

95 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

ESBR - The Deliberation 171/2010 approved the guarantee rendered by Eletrobras in the contracts issuing Letters of Credit between Bradesco and SPE ESBR on the turbine and generator supply agreement signed with Dong Fang Eletrioc Corp. for UHE Jirau in the amount of equity interest of its subsidiaries (R$ 82,421, representing their 40% interest).

24	Compulsory Loan

The electricity consumption Compulsory Loan, enacted by Law No. 4156/1962 with the objective of generating funds for the expansion of the Brazilian energy sector, was extinguished by Law No. 7181 of December 20, 1983, which defined the date of December 31, 1993 as the final date for collection.

In the first phase of this Compulsory Loan, terminated with the enactment of Decree-law 1512/1976, the collection included various classes of energy consumers and the contributors’ funds were represented by bearer bonds issued by Eletrobras.

In a second phase, starting with provisions contained in the mentioned Decree-law, the Compulsory Loan in question was charged only to industries with monthly energy consumption exceeding 2,000 kWh, and the contributors’ funds were no longer represented by bonds, but only recorded in book entry form by Eletrobras.

The remaining Compulsory Loan balance, after the 4th conversion into shares on April 30, 2008, related to the 1988-2004 credits, is recorded in current and non-current liabilities, maturing as of 2008, and accruing annual interest of 6%, plus monetary adjustment based on the IPCA-E variation and corresponds, at December 31, 2010 to R$ 157,616 (December 31, 2009, to R$ 140,299 and January 1, 2009, R$ 215,071), of which R$ 141,425 are non current (December 31, 2009 - R$ 127,358 and January 1, 2009 - R$ 129,866).

I	Bearer bonds issued by Eletrobras

The bearer bonds issued as a result of the Compulsory Loan are not marketable securities, are not traded on stock exchanges, are not quoted and are unenforceable. Thus, Eletrobras Management clarifies that the Company does not have outstanding debentures.

The issue of these bonds was a legal imposition and not a decision of Eletrobras. Likewise, this was not the wish of the bondholders, but they had to comply with a legal duty by force of Law No. 4156/1962.

The Brazilian Securities Commission’s Board decision rendered in the administrative proceeding CVM RJ 2005/7230, filed by holders of these bonds, affirms verbatim that “the bonds issued by Eletrobras as a result of Law No. 4156/1962 may not be deemed as securities.” CVM also understood that there is neither irregularity in the procedures adopted by Eletrobras concerning its financial statements referring to these bonds, nor in the reporting of lawsuits (see Note 27) seeking the redemption of these bonds.

In addition, the unenforceability of these bearer bonds was reinforced by decisions of the Superior Court of Justice, which reiterated the understanding that they became time-barred and they cannot be used as guarantee of tax foreclosures.

96 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Therefore, Bearer Bonds issued in the first phase of this compulsory loan, as resolved by the Brazilian Securities Commission - CVM, cannot be considered as debentures. In addition, by force of provisions in Article 4, paragraph 11 of Law No. 4156/1962 and Article 1 of Decree No. 20910/1932, they are unenforceable, a condition confirmed in newsletter 344 of the Superior Court of Justice - STJ, mentioning that these bonds cannot be used as guarantee of tax foreclosures, since they are not liquid and they are not debentures.

As a result, the liabilities related to the Compulsory Loan represent the residual funds provided between 1988 and 1994 by industrial consumers with consumption exceeding 2,000 kW/h, referring to the second phase of this Compulsory Loan, as well as interest not claimed related to these funds, as follows:

	December 31, 2010	December 31, 2009	January 1, 2009

Current
Interest payable	16,925	13,675	85,946

Non-current
Funds received	141,425	127,358	129,866

	158,350	141,033	215,812

25	Fuel Consumption Account - CCC

The Fuel Consumption Account (CCC), created by Decree 73,102, of November 7, 1973, is aimed at grouping the distribution of costs related to fuel consumption on thermoelectric electricity generation, especially in the North Region of the country.

Under Law No. 8.631, of March 4, 1993, the Company manages the amounts related to the tax payments made by the electricity public utility concessionaires, for credit in the Fuel Consumption Account - CCC, corresponding to annual quotas allocated to expenditures with fuel for electricity generation. The amounts registered in current assets, in compensation for the current liability, correspond to the availability of resources maintained in a linked bank account, and to quotas not paid by the concessionaires

It is worth mentioning that Law No. 12,111, of December 9, 2009, introduces profound change in the assumptions to contract electricity and receiving incentives, including for isolated locations, to be interconnected in the near future. Therefore, the provisions in it are immediately effective, in order to allow the Concessionaires, during the period of the transition to the National Interconnected System - (SIN), maintaining the incentives. With this measure, these companies will receive the same treatment given to SIN concessionaires when the current model was created.

The purpose of Law No. 12,111/2009 is reimbursing the electricity generation costs in Isolated Systems, including costs related to contracting electricity and power associated to self generation to serve the electricity distribution public utility service, charges of the electric sector and taxes and realized investments , which will occur through the Fossil Fuel Consumption Account - CCC.

97 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

26	Income Tax and Other Taxes Payable

	December 31, 2010	December 31, 2009	January 1, 2009

Income Tax	400,167	454,235	1,120,332
Social Contribution	252,752	157,948	456,332
PASEP and COFINS	153,256	147,963	231,399
ICMS	70,267	73,014	103,160
PAES	930,552	1,016,863	1,055,263
Others	513,327	387,232	316,222

Total	2,320,321	2,237,255	3,282,708

Current liabilities	1,102,672	963,365	810,536

Non-current liabilities	1,217,649	1,273,890	2,472,172

(a)	Tax Incentives - SUDENE

The Provisional Measure 2199-14 of August 24, 2001, amended by Law No. 11196 of November 21, 2005, authorizes the northeast region companies with projects in the infrastructure sector deemed by the Executive Branch as priority for the regional development, to reduce their income tax for the purposes of investments in installation, expansion, modernization, or diversification projects.

In 2008, the subsidiary Chesf obtained the right to reduce by 75% its income tax, calculated based on the operating profit, as defined. Such incentive was granted until 2017.

This year, the tax incentives mentioned above amounted to R$ 380,357 (R$ 163,153 at December 31, 200), recorded in the income statement for the year as a reduction of income tax.

(b)	Special Installment Program - PAES

The subsidiaries Furnas, Eletrosul, Eletronorte, Amazonas Energia, and Ceal opted for refinancing their tax liabilities. The financing term is limited to 180 months and the outstanding balance is adjusted by the long-term interest rate - TJLP and SELIC.

98 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

27	Regulatory Fees

	December 31, 2010	December 31, 2009	January 1, 2009

Current
Global Reversion Reserve - RGR	113,103	138,208	101,758
CCC/CDE	53,896	22,397	33,112
Financial compensation - water resources	390,792	404,767	536,115
ANEEL inspection fee	5,547	7,007	12,394
PROINFA	20,902	17,054	11,259
OTHERS			609

	584,240	589,433	695,247

28	Shareholders’ Remuneration

I	The Company’s By-laws set forth as a mandatory minimum dividend 25% of the net income, adjusted in accordance with the Brazilian Corporation Law, observing the minimum remuneration for Classes A and B preferred shares of 8% and 6%, respectively, of the share capital related to these types and classes of shares, providing for the possibility to pay interest on capital - JCP.

The table below presents the adjusted net income and the amount of the mandatory minimum remuneration, in the form of JCP imputed in the minimum dividend, pursuant to the applicable law, as well as the total remuneration offered to the shareholders, to be approved at the Ordinary General Meeting:

December 31, 2010

Net income for the year	2,247,913
(-) Valuation Adjustments	(3,166,317)

= Calculation basis	(918,404)
Minimum dividend
(+) Realization of the Revaluation Reserve	16,092

(+) Reversion of profits reserve	2,205,694

Statutory minimum dividend - preferred shares	370,755

Remuneration offered to the shareholders
Minimum Dividend (JCP) on the income for the year	370,755
Additional dividends (JCP) - common shares	753,201

1,123,956

99 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

In 2010 Eletrobras recorded interest on capital - JCP amounting to R$ 370,755 (R$ 741,509 in 2009) as full remuneration to shareholders, attributed to the dividends for that year, according to the statutory provisions, whose remuneration per share was as follows:

Remuneration per share - Expressed in R$		December 31, 2010	December 31, 2009

Common shares	3.6029% of capital (2009 -1.77%)	0.83	0.41
Preferred shares - Class A	9.4118 % of capital (2009 9.41%)	2.17	2.17
Preferred shares - Class B	7.0588% of capital (2009 -7.06%)	1.63	1.63

According to the prevailing tax laws, a 15% withholding income tax is levied on the remuneration proposed for shareholders as interest on capital.

The adjustment covers the period from January 1, 2010 until the date of the actual commencement of the remuneration payment, being the date defined by the Ordinary General Meeting, which will assess the present Financial Statements and the proposed allocation of this year’s results. The part related to monetary restatement, calculated by the SELIC rate, according to the effective legislation, is subject to withholding income tax.

In accordance with the resolutions of the 50th Ordinary Shareholders’ Meeting held on April 30, 2010, payment of shareholders’ remuneration for the year 2009, in the form of JCP, began on May 18, 2010.

II	The Board of Directors of the Company decided, in January, 2010, for the payment of the Undistributed Dividends Special Reserve balance in four annual installments, starting in the year 2010. This decision was based on the improvement of the cash position of the Company in the year 2009.

Individuals and companies holding shares of Eletrobras on January 29, 2010, are entitled to receive the referred payment.

Still according to Eletrobras By-laws, the referred funds will continue to be adjusted by the variation of the SELIC rate until the date of the effective payment of each installment, with the retention of withholding income tax, in compliance with the legislation in force.

The balance of shareholders’ remuneration, stated under current liabilities, includes the amount of R$ 167,211 (R$ 219,153 at December 31, 2009 and R$ 154,401, at January 1, 2009) related to remunerations not claimed for 2007, 2008, 2009 and 2010. The remuneration related to 2006 and previous years became time-barred, according to the Company’s By-laws.

100 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

29	Accounts Payable to the Brazilian National Treasury

	Current			Non-current
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009

Acquisition of shares of CEEE-GT and CEEE-D	85,904	68,720	62,231	234,313	287,646	362,601
Others	6,866	7,316	10,005	16,172	23,660	40,828

	92,770	76,036	72,236	250,485	311,306	403,429

30	Post-Employment Benefits

The companies in the Eletrobras System sponsor pension plans for their employees, as well as medical assistance plans and post-employment life insurance in certain cases. These benefits are classified as defined benefits.

Due to the decentralized structure of the Eletrobras System, each segment sponsors its own package of post-employment benefits. In general, the Group offers its current and future retirees and their dependents benefits like pension, health insurance and post-employment life insurance, as presented in the following table:

Post-employment benefits sponsored by companies in the Eletrobras System

		Pension plan benefits		Other post-employment benefits
Company	DB Plan	Paid-off Plan	DC Plan	Life Insurance	Health Insurance

Eletrobras	X		X	X
Amazonas	X		X
Boa Vista	X		X		X
Ceal	X		X		X
Cepisa	X
CGTEE	X
Chesf	X	X	X	X
Eletronorte	X		X	X	X
Eletronuclear	X			X	X
Eletrosul	X		X		X
Furnas	X		X	X	X

With the adoption of the IFRS, the Management of the Company decided to change the accounting policy for recognition of actuarial gains and losses, adopting since January 1, 2009, the policy of immediate recognition of actuarial gains and losses directly in Other Comprehensive Income.

The results of the Eletrobras Group are presented as follows. The evaluation date for each year is December 31, as well as for the calculation of the fair value of the plan assets.

The tables below present the reconciliation of the present value of the defined benefit obligations and the fair value of plan assets with amounts registered in the balance sheet for pension benefits and for other post-employment benefits.

101 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Table 1a - Pension benefit plans - Amounts recognized in the balance sheet and in the income statement of the year

	2010	2009	2008

Present value of the actuarial obligations totally or partially funded	16,998,502	14,424,138	13,297,053
Fair value of the plan assets	(19,238,810)	(14,984,812)	(12,366,388)

Present value of the obligations exceeding the fair value of the assets	(2,240,308)	(560,674)	930,665

Compensation of quotas - DC Plan	(360,959)	62,548	(34,289)
Maximum amount of actuarial asset subject to recognition at the end of the year
Debt between sponsor and plan	1,057,783	1,314,210	1,975,677

Liability/(asset) of post-employment benefits	1,621,389	1,589,104	2,212,513

Accumulated amount in OCI at the end of the year	(455,604)	513,389	(800,711)

Current service cost	241,651	214,860	n/a
Interest cost on actuarial liabilities	1,388,730	1,391,289	n/a
Expected participant’s contributions (-)	(223,581)	(206,651)	n/a
Expected return of the assets (-)	(1,439,109)	(1,184,816)	n/a

Expense/(Revenue) recognized in the year	(32,309)	214,682	n/a

Table 1b - Other post-employment benefits - Amounts recognized in the balance sheet and in the income statement for the year

	2010	2009	2008

Present value of unfunded actuarial liabilities	885,207	754,057	477,529
Fair value of the plan assets

Present value of the obligations exceeding the fair value of the assets	885,207	754,057	477,529

Maximum amount of actuarial asset subject to recognition at the end of the year
Debt between sponsor and plan

Liability/(asset) of post-employment benefits	885,207	754,057	477,529

Accumulated amount in OCI at the end of the year

Current service cost	10,757	11,065	n/a
Interest cost on actuarial liabilities	33,176	10,650	n/a
Expected participant’s contributions (-)			n/a
Expected return of the assets (-)			n/a

Expense/(Revenue) recognized in the year	43,933	21,715	n/a

102 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(a)	Disclosure of pension benefits

Consolidated results of pension benefits - reconciliation of the present value of the defined benefit liabilities:

Table 2a - Pension benefit plans - Changes in the present value of actuarial liabilities

	2010	2009	2008

Present value of actuarial liabilities at the beginning of the year	14,424,138	13,297,053
Current service cost	241,651	214,860
Interest on actuarial liabilities	1,388,730	1,391,289
Benefits paid in the year (-)	869,157	861,266
Compensation of quotas - DC Plan	249,922	(60,524)
Actuarial (gain)/loss	312,176	221,970

Present value of actuarial liabilities at the end of the year	16,998,502	14,424,138	13,297,053

Consolidated results from pension benefits - reconciliation of the fair value of the plan assets:

Table 2b - Pension benefit plans - Changes and details of the fair value of the plan assets

	2010	2009	2008

Fair value of the plan assets in the beginning of the year	14,984,812	12,366,388
Benefits paid during the year	869,157	861,266
Participant’s contributions paid during the year	191,105	172,699
Employer’s contributions paid during the year	215,972	501,323
Compensation of quotas - DC Plan	311,034	143,779
Expected return of the assets in the year	3,035,964	2,535,082

Fair value of the plan assets at the end of the year	19,238,810	14,984,812	12,366,388

(Gain)/Loss from the assets of the plan	(1,564,380)	(1,316,314)

Consolidated results from pension benefits - Amounts recognized in Other Comprehensive Income:

Table 2c - Pension benefit plans - Changes in Other Comprehensive Income - ORA

	2010	2009	2008

Accumulated amount in OCI at the end of the year	513,389	(800,711)
Total actuarial (gain)/loss of the year	(1,050,993)	(1,444,449)
Changes in the effect of the assets limit recognition in the period	1,289,439	512,332
Debt adjustment registered in OCI	(1,207,439)	2,246,217
Effect of the adoption of IAS 19 registered in OCI			(800,711)

Accumulated amount in OCI at the end of the year	(455,604)	513,389	(800,711)

103 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Consolidated results of pension benefits - Changes in liabilities/assets of post-employment benefits in the year:

Table 2d - Pension benefit plans - Changes in post-employment benefit liabilities/(assets) from post-employment benefits

	2010	2009	2008
Post-employment liability/(asset) in the beginning of the year	1,589,104	2,215,513
Expense/(Revenue) recognized in the income statement	(32,309)	214,682
Employer’s contributions paid in the year (-)	(215,972)	(501,323)
Actuarial losses/(gains) immediately recognized in OCI	(1,050,993)	(1,444,449)
Increase/(decrease) in the maximum amount of actuarial assets subject to recording in the year	1,289,439	512,332
Compensation of quotas - DC Plan	358,942	592,349
Debt adjustment registered in OCI	(316,822)
Effect of adoption of IAS 19			2,215,513

Post-employment liability/(asset) at the end of the year	1,621,389	1,589,104	2,215,513

(b)	Disclosure of other post-employment benefits

Consolidated results of other post-employment benefits - reconciliation of the present value of the defined benefit liabilities:

Table 3a - Pension benefit plans - Changes in the present value of actuarial liabilities

	2010	2009	2008
Present value of actuarial liabilities at the beginning of the year	754,057	477,529
Current service cost	10,757	11,065
Interest on actuarial liabilities	33,176	10,650
Benefits paid in the year (-)	8,414	7,533
Actuarial (gain)/loss	78,803	247,280

Present value of actuarial liabilities at the end of the year	392,506	754,057	477,529

Consolidated results from other post-employment benefits - reconciliation of the fair value of the assets of the plans:

Table 3b - Other post-employment benefit plans - Changes and details of the fair value of the plan assets

	2010	2009	2008

Fair value of the plan assets at the beginning of the year
Benefits paid during the year	8,414	7,533
Participant’s contributions paid during the year
Employer’s contributions paid during the year	8,414	7,533
Expected return of the assets in the year
Fair value of the assets at the end of the year

Actuarial (gain)/loss
Expected return of the assets in the year

104 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Table 6a - Pension benefit plans - Experience adjustments of the plan

	2010	2009

Present value of the actuarial obligations totally or partially funded	16,998,502	14,424,138
Fair value of the plan assets	(19,238,810)	(14,984,812)

Surplus/(Deficit)	(2,240,308)	(560,674)

Experience adjustments on the liabilities of the plan	312,176	221,970
Experience adjustments on the assets of the plan	(1,564,380)	(1,316,314)

Table 6b - Other post-employment benefits - Experience adjustments of the plan

	2010	2009

Present value of the actuarial obligations totally or partially covered	392,506	336,466
Experience adjustments on the liabilities of the plan	20,522	(39,084)

(c)	Actuarial assumptions

The actuarial assumptions presented below were used in the calculation of the defined benefit liability and expense of the year.

Actuarial assumptions for December 31, 2010

Assumptions	Eletrobras	Amazonas	Boa Vista	Ceal	Cepisa	CGTEE

Real annual actuarial discount rate	5.50%	6.00%	6.00%	5.00%	6.00%	6.00%
Real annual projected inflation rate	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Real annual asset return rate	10.25%	10.77%	10.77%	9.73%	10.77%	10.77%
Real annual wage growth rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Real annual medical costs growth rate	n/a	n/a	1.00%	n/a	n/a	n/a
Real annual benefit growth rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Capacity factor	100%	100%	100%	100%	100%	100%
Turnover	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
General mortality	AT-2000	AT-83	AT-83	AT-2000	AT-83	AT-83
Mortality of disabled people	AT-83	AT-83	AT-83	AT-83	AT-83	AT-83
Disability entries	LIGHT weak	LIGHT weak	LIGHT weak	LIGHT weak	LIGHT weak	LIGHT weak
Percentage of married people	95%	95%	95%	95%	95%	95%
Age difference M - F	4 years	4 years	4 years	4 years	4 years	4 years

105 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Assumptions	CHESF	Eletronorte	Eletronuclear	Eletrosul	Furnas

Real annual actuarial discount rate	6.00%	6.00%	6.00%	5.00%	6.00%
Real annual projected inflation rate	4.50%	4.50%	4.50%	4.50%	4.50%
Real annual asset return rate	N/I	N/I	10.77%	9.73%	10.77%
Real annual wage growth rate	2.00%	2.00%	2.00%	2.00%	2.00%
Real annual medical costs growth rate	n/a	N/I	1.00%	1.00%	1.00%
Real annual benefit growth rate	0.00%	0.00%	0.00%	0.00%	0.00%
Capacity factor	100%	100%	100%	100%	100%
Turnover	0.00%	0.00%	0.00%	0.00%	0.00%
General mortality	AT-83	AT-83	AT-2000	AT-2000	AT-83
Mortality of disabled people	AT-83	AT-83	AT-83	AT-83	AT-83
Disability entries	LIGHT weak	LIGHT weak	LIGHT weak	LIGHT weak	LIGHT weak
Percentage of married people	95%	95%	95%	95%	95%
Age difference M-F	4 years	4 years	4 years	4 years	4 years

(d)	Effects of a one percentage point change in the trend rates of medical costs

The following table presents the effects in the present value of the defined benefit liability and in current service costs and interest costs arising from the increase and decrease of one percentage point in the trend rate of medical costs.

Changes in trend rates of medical costs:

Changes in rates of medical costs	CHESF	Eletronorte	Eletronuclear	Eletrosul	Furnas

Effect on the service and interest costs - 1% Increase (2.0%)	2	6,010	2,916	623	23,985
Effect on the service and interest costs - 1% Decrease (0%)	1	4,526	5,569	577	17,366
Effect on the defined benefit liability - 1% increase (2.0%)	8	40,192	19,439	4,277	163,103
Effect on the defined benefit liability - 1% decrease (0%)	6	29,723	38,386	4,020	117,283

(e)	Amounts included in the fair value of the plan assets

Asset category	Eletrobras	Amazonas	Boa Vista	Ceal	Cepisa	CGTEE

Immediately available amounts	2	5	10	435	1,490	278
Pension realizable	17,027	103	36	17,073	1	967
Investments in public securities	721,794	34,447	8,968			71,147
Investments in shares	270,507	1,074	279	7,407		35,803
Investments in funds	1,044,770	35,552	10,540	310,072	130,451	53,631
Investments in real estate	104,576	2,791	736		4,178	2,340
Loans and financing	117,264	7,622	1,617	18,399	3,833	6,465
Private credits and deposits	242,399
Other	77,171	20,978	5,182	4,223		26,557
Pension payable (-)	(4,627)	(963)	(132)	(24,128)	(105)	(3,212)
Investment payables (-)	(3,095)	(10)	(17)	(842)	(18)	(991)

	2,587,788	101,599	27,219	332,639	139,830	192,985

Asset category	CHESF	Eletronorte	Eletronuclear	Eletrosul	Furnas	Consolidated

Immediately available amounts	1,667	92	84	46	255	4,362
Pension realizable	38,755	11,504	4,936	27,290	642,910	760,603
Investments in public securities	2,185,223	475,461	264	404,983		3,902,287
Investments in shares	549,441	14,365	2,026		17,838	898,740
Investments in funds	1,258,115	396,673	1,395,204	471,946	7,396,350	12,503,304
Investments in real estate	36,075	41,198	33,639	23,142	180,002	428,675
Loans and financing	235,162	51,614	35,875	30,644	251,911	760,406
Private credits and deposits		377,631	19,895		23,021	662,945
Others	26,730	126	34,304	(14,031)	105,899	287,140
Pension payable (-)	(20,402)	(2,113)	(19,583)	(21,005)	(774,043)	(870,313)
Investment payables (-)	(123,224)	(3,764)	(21)	(5,547)	(176)	(137,705)

	4,187,542	1,362,787	1,506,623	917,468	7,843,967	19,200,444

106 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

31	Provisions for Contingencies

On the date of the fnancial statements, the Company recorded the following provisions for contingent liabilities, by nature:

	December 31, 2010	December 31, 2009	January 1, 2009
Current
Labor	80,355	90,266	78,438
Tax	105,013	23,454	75,110
Civil	63,368	131,118	149,904
Other	8,844	7,870

	257,580	252,708	303,452

Non-current
Labor	814,248	719,869	731,922
Tax	177,294	190,046	208,750
Civil	2,672,024	2,449,066	2,672,119
Other	237,723	169,936	156,875

	3,901,289	3,528,917	3,769,666

	4,158,869	3,781,625	4,073,118

Eletrobras and its subsidiaries are parties involved in several lawsuits, mainly labor and civil, which are under various stages of judgment. The Company’s Management adopts the procedure of classifying the lawsuits filed against the Company by risk of loss, based on the opinion of its legal advisors, as follows:

•	provisions are made for the lawsuits with a probable unfavorable outcome for the Company;

•	for the lawsuits with a possible unfavorable outcome for the Company, the corresponding information is disclosed in Explanatory Notes, if relevant; and

•

for the lawsuits with a remote unfavorable outcome for the Company, only the information that at Management’s discretion is deemed as significant for the full understanding of the Financial Statements is disclosed in the Explanatory Notes.

Therefore, in order to cover losses, provisions for contingencies are made, as stated above, net of judicial deposits and deemed by the Management of the Company and subsidiaries, and by their legal advisors, to be sufficient to cover losses in lawsuits of any nature, in this fiscal year, with the following composition:

Balance at January 1, 2009	4,073,118
Provision constitution	563,247
Provision reversals	(498,894)
Payments	(232,453)
Monetary restatement	(123,394)

Balance at December 31, 2009	3,781,624
Provision constitution	674,074
Provision reversals	(251,330)
Payments	(59,930)
Monetary restatement	14,431

Balance at December 31, 2010	4,158,869

107 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

1	Lawsuits filed against the Company and its subsidiaries which are provided for:

1.1	Civil actions

1.1.1	In the Parent Company

The provision for civil contingencies in the parent company, amounting to R$ 1,290,567 (December 31, 2009 - R$ 1,317,575 and January 1, 2009 R$ 1,416,819), corresponds to lawsuits claiming application of monetary adjustment criteria different from those set forth by the specific legislation to the book-entry credits of the Compulsory Loan established as from 1978.

These lawsuits are different from those seeking the redemption of the Bearer Bonds, currently unenforceable, issued as a result of the Compulsory Loan.

The demands that relate to provisions challenge the system of calculating the monetary adjustment determined by laws ruling the Compulsory Loan, which is used to update credits established as of 1978. These credits were fully settled by Eletrobras by means of conversions into shares at the 72nd, 82nd and 142nd Extraordinary General Meetings of Eletrobras.

Currently, there are 1,537 lawsuits at various court levels and the Company’s Management, supported by its legal counsels, estimates between eight and ten years as the average term to definitively resolve the lawsuits in progress.

In a decision issued on August 12, 2009 referring to the Compulsory Loan funds, the Brazilian Supreme Court (STJ) partially granted the appeals lodged by Eletrobras, since the credits of 1st and 2nd conversions were deemed time-barred. The Selic rate was also considered not applicable to the principal, bearing interest only as of the date of summons. The conversion of these funds was maintained at the book value.

As a result of this decision, the calculation assumptions considered in the process of evaluating the provision have been revised taking into account the impacts arising from legal and methodological aspects resulting from the court decision. Therefore, the Company’s Management maintains a provision of R$ 1,290,567, corresponding to 100% of the expected losses.

1.1.2	In subsidiaries

1.1.2.1	In the subsidiary Chesf:

(a)	Despite being considered by the Management, supported by the Company’s legal advisors, as a remote loss risk proceeding, there is a collection lawsuit in progress filed by Construtora Mendes Júnior S.A., contracted to build the Hydroelectric Plant Itaparica, for alleged financial losses resulting from delays in invoice payments by the Company.

The referred collection lawsuit is based on the Declaratory Action upheld with the purpose of declaring the existence of a credit relation between Mendes Júnior and Chesf, ensuring financial reimbursement.

In this collection action Constructora Mendes Junior S.A. received the sentence from the Judge of the 4th Circuit, subsequently revoked, which condemned Chesf to pay the amount, including attorneys’ fees and inflation through the month of August 1996, calculated according to criteria determined by the court - would be approximately R$ 7 billion, not updated since that date.

108 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

After the decision of the Brazilian Supreme Court, of not recognizing the special appeal filed by Construtora Mendes Júnior, and ratified the decision of the 2nd Civil Chamber of the Pernambuco Court of Justice, annulling the sentence, determining the redistribution of the process to one of the Federal Courts of Pernambuco, the process was sent to the 12th Federal Court, under the number 2000.83.00.014864-7, for a new inspection and further new sentence.

The Inspection was presented. It must be mentioned that the Inspector, answering the query from Chesf, declared “not being possible, from the analysis of the accounting records of Mendes Júnior, to state that it had raised funds in the financial market, in the periods in which there were late payment of invoices, specifically to finance the works at Itaparica”. This answer was confirmed by the analysis made by the Technical Assistant of Chesf, which included a careful examination of the financial statements of Mendes Júnior. Based on these results, Chesf requested the dismissal of the lawsuit.

The Federal Prosecutors Office presented an application for declaration of nullity of the whole process and in substance, asked for the dismissal of the lawsuit.

The lawsuit was upheld in part, based on the sentence published on March 8, 2008. Against the sentence, Chesf submitted requests for clarification, heeded by the Honorable Judge by means of a decision that clarified some aspects of the sentence related to the calculation of Chesf’s debt with Mendes Júnior.

Against this sentence Chesf filed an appeal, asking for the full dismissal of the lawsuit, considering that in this collection action, Mendes Junior was supposed to, in order to justify any sort of financial compensation, in compliance with the ruling on the Declaratory Action previously filed, prove that it had raised funds specifically to finance the work of Itaparica, due to Chesf’s late payment of some invoices, and that the financial costs it had incurred with this fundraising, would have been higher than the total additional charges paid by Chesf due to these delays. The Federal Government and Federal Prosecutors lodged an appeal with the same orientation as the one presented by Chesf.

In the session held on October 25, 2010, the Federal Court of the 5th Region upheld the appeal lodged by Chesf, Union and federal prosecutors, and judged this suit entirely groundless. There is information of special and extraordinary appeals lodged by Construtora Mendes Júnior and the Union, although Chesf has not been subpoaned to present any counter-arguments to these appeals. On December 31, 2010, the Company was awaiting for any eventual appeals by the contractor Mendes Júnior.

Considering the decision by the Federal Regional Court of the 5th Region, we deem the risk of Chesf having a loss in this lawsuit as remote.

(b)	Chesf is plaintiff in a lawsuit pleading the declaration of partial invalidity of addendum to the turn-key agreement (price analytic adjustment K-factor) of the hydroelectric power plant Xingó, executed with a consortium comprising Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN S.A. - Construções e Comércio and Mendes Júnior Engenharia S.A., as well as the return of amounts paid, as K-Factor, in the approximate amount of R$ 350 million, in double.

The lawsuit was filed at the federal court, but by decision of the Federal Regional Court - 5th Region it is to be heard at the Pernambuco State Court. The lawsuit filed by the company was deemed groundless. The counterclaim filed by defendants obtained a favorable position from the judge of the 12th Civil Court of the Recife District court and the decision was upheld by the 2nd Civil Chamber of the Pernambuco Court of Justice.

109 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Chesf and the Federal Government, Chesf’s assistant in this lawsuit, lodged special and extraordinary appeals to discuss the decision rendered in the main proceeding and decisions rendered in this lawsuit, which may annul it. In August 2010, the Superior Court of Justice granted relief to one of these special appeals filed by Chesf, reducing the amount in controversy, thus implying a substantial reduction in the attorney’s fees to be eventually paid in the main proceeding. The Superior Court of Justice rejected other special appeals lodged by Chesf and by the federal government, thus upholding the decision of the Pernambuco Court of Justice, which deemed as groundless the declaratory judgment action filed by Chesf, and granted relief to the counterclaim filed by the defendants. The Superior Court of Justice substantially reduced the attorney’s fees. The parties have not been notified about these decisions yet and probably they can appeal against these decisions.

In November 1998, the defendants filed a motion for provisional execution of the decision, in the amount of R$ 245 million and the proceeding is suspended as determined by the Chief Justice of the Superior Court of Justice (PET 1621). This injunction was the subject-matter of the Consortium’s interlocutory appeal, which was judged on June 24, 2002, upholding by unanimous vote the injunction previously granted by the chief justice of the Superior Court of Justice, thus removing the possibility of executing the amounts resulting from the proceeding, before the final and unappealable court decision.

Subsequently, the defendants filed a proceeding for the calculation of the award before the judge of the 12th Civil Court of Recife, under the assumption that all appeals of Chesf and Federal Government are denied.

In the records of this proceeding for the calculation of the award, the judge of the 12th Civil Court recognized that the authority to judge this claim relies on the federal court, considering the federal government is the interested party in the case. The Consortium Xingó lodged an interlocutory appeal against this decision and the Pernambuco Court of Justice changed this decision and determined that the State courts are the competent jurisdiction to judge the proceeding for the calculation of the award. Chesf and the federal government lodged special and extraordinary appeals against this decision, which are pending judgment.

Subsequently, the Deputy Judge at the 12th Civil District Court of Recife rendered a decision setting the award amount at R$ 842,469 and Chesf lodged a motion for clarification of judgment against such decision, considering it did not express an opinion about several challenges lodged by Chesf on the expert report submitted by the court’s expert.

The judge of the 12th Civil Court dismissed the proceeding for the calculation of the award, since the matter was still sub judice at the Superior Court of Justice; against such decision, the Consortium Xingó lodged an interlocutory appeal to the Pernambuco Court of Justice; which is pending judgment.

The Management, based on the opinion of its legal counsels and based on calculations that include the suspension of payment of K-Factor installments and respective monetary adjustments, maintains a provision recorded under non-current liabilities, in the amount on December 31, 2010 of R$ 427,193 in order to cover losses deriving from this issue. This provision corresponds to the partial disallowance of K Factor between July 1990 and December 1993, in compliance with Law No. 8030/1990 and full suspension of payment of K Factor, between January 1994 and January 1996, as the Company understands.

There is no deadline for the conclusion of the dispute.

110 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

1.1.2.2	In the subsidiary Eletronorte

Several civil actions of a compensation nature for financial losses, due to payments to suppliers in arrears and expropriation of areas flooded by hydroelectric power plants reservoirs. The estimated amount of the probable loss is R$ 553,313.

1.2	Labor claims

1.2.2	In subsidiaries

1.2.2.1	In the subsidiary Furnas

(a)	Engineers reference date

The Union of Engineers of Rio de Janeiro filed labor claims in order to recover salary differences related to the change in reference date of engineers. These are in the phase of calculation of the award. The amount estimated to cover occasional losses deemed probable by the legal advisors, on December 31, 2010, is R$ 32,267.

(b)	Hazardous work premium

Several lawsuits were filed pleading for the hazardous work premium understanding that the full percentage should be granted and not a proportional percentage to all employees working under electricity risk.

(c)	Retirement supplement

Refers to the balance payable related to the retirement supplement - equality with active employees.

1.2.2.2	In the Subsidiary Eletronorte

Several labor lawsuits, most of them arising from actions related to hazardous work premium, Bresser Plan, overtime, FGTS fine calculation and wage curve alignment. The estimated probable loss is R$ 168,008.

1.2.2.3	In the subsidiary Cepisa

The proceedings refer to various lawsuits filed against Cepisa, by former and current employees, involving overtime, hazardous work premium, arduous premium, equivalence/wage brakets, insalubrity, FGTS differences, indemnification for moral damage arising from labor accidents and reintegration of fired workers, totalling an amount of R$ 46,096.

1.3	Tax lawsuits

1.3.1	In subsidiaries

1.3.1.1	In the subsidiary Furnas

Tax deficiency notices - FINSOCIAL, COFINS and PASEP

On May 3, 2001, the Company received tax deficiency notices related to FINSOCIAL, COFINS and PASEP, in the updated amount of R$ 1,098,900 (R$ 791,796 historical), as a result of exclusions in the related calculation bases mainly for energy transfer and transport from ITAIPU for a 10-year period. These tax deficiency notices overlapped other notices issued in 1999 for a 5 year inspection period, amounting to R$ 615,089, which have been used for adhesion to the Tax Recovery Program - Refis, on March 1, 2000 and transferred on July 31, 2003 to the Special Installment Program - Paes.

111 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

On June 12, 2008, the Federal Supreme Court (STF) set the binding precedent 8 that the enforcement of tax deficiency notices was reduced to five (5) years, and the restated amount of R$ 1,098,900 is now R$ 241,441.

The Company, based on the latest decisions of the Internal Revenue Service, recorded a provision for tax risks, of R$ 89,318 related to Pasep/Cofins on the exclusion from the calculation basis of the Global Reversion Reserve (RGR) for the periods between October 1995 and September 2000, October 2005 and March 2007. The difference of R$ 195,187 refers to other exclusions from these calculation bases, still in the judgment phase, where Furnas has possible chances of success, according to its legal department’s understanding.

1.3.1.2	In the subsidiary Chesf

(a)	The subsidiary has matters basically involving actions for annulment of tax deficiency notices; claims for credit refunds (PIS/PASEP - COFINS) and other special taxes. The company has a provision amounting to R$ 10,631 (at December 31, 2009 - R$ 10,279 and January 1, 2009 - R$ 8,770) for these matters.

1.3.1.3	In the subsidiary Cepisa

The lawsuits accounted for, with an expectation of probable loss, are comprised of matters referring to ICMS and ISS, in the total amount of R$ 10,835.

2	Lawsuits filed against the company and its subsidiaries with the probability of a possible loss

2.1	Civil actions

2.1.1	In subsidiaries

2.1.1.1	In the subsidiary Chesf

(a)	An action for damages filed by a Consortium composed of the companies CBPO/CONSTRAN/Mendes Júnior, requesting the Company to be sentenced to pay an additional financial compensation, due to payment in arrears of invoices related to the agreement of the Xingó hydroelectric power plant. The action was filed on June 8, 1999 for the invoices issued as from April 30, 1990. In this action, the plaintiffs submitted general pleadings, restricting themselves to indicating the existence of a supposed right to financial compensation and that the amounts should be determined in the calculation of the award.

The Company challenged this action and requested the Federal Government to be accepted in the case, forwarding the lawsuit to one of the federal courts in the state of Pernambuco. The Consortium filed a petition regarding the request for the Federal Government to be accepted in the case.

After submitting the expert examination report and additional clarifications, a hearing was held in August 2005, determining that final arguments be submitted until October 17, 2005.

Subsequently, the lawsuit was granted relief and Chesf was sentenced to pay R$ 23,766 to the plaintiffs, at prices of September, 2004 (R$ 51,568, according to Chesf’s calculation on March 31, 2010). Against such decision, Chesf lodged an appeal to be judged by the Pernambuco Court of Justice.

112 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The Reporting Justice of the Pernambuco Court of Justice considered null and void the decision which was rendered by a judge without competent jurisdiction, considering the Federal Government’s intervention in the case, and ordered the records to be remitted to the federal court.

At the federal court, the lawsuit was assigned to the 5th Federal Court and the judge rejected the Federal Government’s pleading to interfere in the case, and accordingly, ordered the records to be remitted to the state courts of general jurisdiction. The federal government is about to lodge an appeal.

(b)

Civil public action filed against the Company by the Community Association of the Village of Cabeço and neighborhood, in the State of Sergipe, amounting to R$100,000 at the 2nd Federal Court of Sergipe, claiming financial compensation due to alleged environmental damages caused to the fishermen of Cabeço, downstream of the Xingó hydroelectric power plant and caused by the construction of this power plant.

The action was filed at the Federal Court on June 27, 2002 and challenged within the legal term. After a sequence of ancillary proceedings that did not affect the lawsuit or the pleading, the judge determined, on August 31, 2005, the inclusion of IBAMA, IMA-AL, CRA-BA, Federal Government and ADEMA-SE as defendants, ordering these entities to be summoned.

In July 2010, a decision was rendered shifting the burden of proof and the financial lien, determining that the cost of the expert report should be at Chesf’s expenses. An interlocutory appeal was lodged against this decision that shifted the burden of proof and the financial lien.

In August 2010, the order of the Reporting Appellate Judge Francisco Barros Dias was published which decided on interlocutory appeal postponed until the appeal from final judgment and ordered the remittance of records to their original court. On August 3, 2010, the judge of the 2nd court of the JF/SE upheld the decision weighed down by their own grounds and ordered to await 90 (ninety) days for eventual supersedeas to be rendered by the 5th Regional Labor Court.

On August 9, 2010, we lodged a motion for clarification of judgment against the decision that decided on the interlocutory appeal postponed until the appeal from final judgment. In September 2010, an order rejected the motion for clarification of judgment filed by Chesf. An appeal was lodged against the decision postponing the interlocutory appeal until the appeal from final judgment. On October 18, 2010 the Federal Reporting Appellate Judge rejected the appeal lodged as a request for reconsideration.

Supported by the appraisal of attorneys defending the cases, Management’s expectation about the chance of losing these lawsuits is deemed as possible.

(c)	Lawsuit filed by AES - Sul Distribuidora Gaúcha de Energia (proceeding 2002.34.00.026509-0 - 15th Federal Court of the Federal District) aiming the recording and settlement by ANEEL of market transactions related to the profit verified in view of non-option for insurance made in December 2000. Interlocutory decision on appeal of AES SUL (proceeding no. 2002.01.00.040870-5) lodged against ANEEL, resulted in a debt of approximately R$ 110,000 payable until November 7, 2008.

To suspend the enforceability of the debt, the following legal measures were adopted at that time (November 3 to November 7, 2008): (1) the filing of a request to suspend the injunction at the Superior Court of Justice; (2) the filing of a writ of mandamus at the Court of Justice of the Federal District (TJDF); (3) a motion requesting the inclusion of Chesf in the lawsuit, as indispensable defendant. Proceedings 2 and 3 were accepted, resulting in the reversal of injunction and suspension of the debt. Chesf was included in the dispute as indispensable defendant and challenged the lawsuit. Now specification of evidence is pending. Status unchanged on December 31, 2010.

113 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

2.1.1.2	In the subsidiary Eletrosul

There are some risks for the Company, in the amount of R$ 143,539, classified as possible loss, referring, basically, to lawsuits of: expropriation in the amount of R$ 10,264, invalidity of the bidding process in the amount of R$ 5,546, collection in the amount of R$ 630, contract review in the amount of R$ 6,679, usage fees of the transmission system in the amount of R$ 2,344 and contract annulment in the amount of R$ 109,415.

2.2	Tax lawsuits

2.2.1	In subsidiaries

2.2.1.1	In the subsidiary Cepisa

Cepisa suffered an inspection process by the Treasury Department of the State of Piauí - SEFAZ, referring to tax procedures adopted in recording and calculating the value-added tax (ICMS), related to the period from January, 2001 to December, 2007, being issued, against Cepisa, fourteen tax deficiency notices, in the total amount of R$ 70,441. Based on the appraisal of Cepisa’s legal advisors, this amount was not accounted for in the provision since it is considered, regarding loss probability, as a possible loss.

2.2.1.2	In the subsidiary Eletronuclear

Amongst the lawsuits deemed as a possible loss, it is worth mentioning the tax execution proceeding filed by the State of Rio de Janeiro in 2009, regarding added-value tax (ICMS) credits on merchandise imports and inadequately recognized by the Company, with the amount of R$ 47,505 in dispute.

2.3	Labor claims

2.3.1	In subsidiaries

2.3.1.1	In the subsidiary Ceal

The Union of Workers in Urban Industries of the State of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Companhia Energética de Alagoas - CEAL, aiming at receiving supposed salary differences in view of the implementation of the economic plan called the “Bresser Plan” (Decree-Law No. 2,335/87).

The claim was supported by the Distinguished Second Board of Conciliation and Judgment of Maceió-AL, the decision of which was corroborated by the Regional Labor Court - 19th region, and became final and unappealable.

However, upon the execution of the judgment, the judge of the 2nd labor court of Maceió understood at that time that it should not be limited to the reference date of the category, which would extraordinarily increase the execution.

The risk is assessed as a possible loss, as the judgment on the restriction to the reference date of the category will occur along with execution, since as per OJ/TST (SDI I) 262, ‘the restriction to the reference date of the category during the execution stage has no effect on the res judicata sentencing to pay the salary differences deriving from economic plans’.

114 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

2.3.1.2	In the subsidiary Cepisa

The proceedings refer to various lawsuits filed by former and current employees, involving overtime, hazardous work premium, arduous premium, equivalence/wage brakets, insalubrity, FGTS differences, indemnification for moral damage arising from labor accidents and reintegration of fired workers. The provided amount is R$ 46,096 on December 31, 2010.

32	Decommissioning Obligations

The Company recognizes liabilities for decommissioning of the thermonuclear power plants, which comprise a program of activities required by the Brazilian Commission of Nuclear Energy - CNEN, to safely dismantle these nuclear facilities with minimum impact on the environment, at the end of their operating cycle.

Given the specific characteristics of the operations and maintenance of thermonuclear power plants, whenever changes in the estimated decommissioning cost occur, as a result of new studies in view of technological advances, the decommissioning quotas must be altered, so as to adjust the liability amount to the new reality.

The liability amount recorded at present value on December 31, 2010 is R$ 375,968 (December 31, 2009 - R$ 323,326 and January 1, 2009 - R$ 266,168).

Liability, at present value, at January 1, 2009	266,168

Present value adjustment/foreign exchange rate differences in the year	57,158
Liability, at present value, at December 31, 2009	323,326

Present value adjustment/foreign exchange rate differences in the year	52,642
Liability, at present value, at December 31, 2010	375,968

33	Public Utility Concessions Payable - UBP

The Company has entered into onerous concession contracts with the Federal Government for use of public property for electricity generation, substantially in projects through Special Purpose Companies - SPEs. The characteristics of the business and contracts indicate the conditions and intentions of the parties to execute them in full.

In order to adequately reflect, in the balance sheet, the onerous concession granted and the respective liability with the Federal Government, the concessions were accounted for in intangible assets, as a counterpart of the liability.

Plant	December 31, 2010	December 31, 2009	January 1, 2009

Passo São João	3,515	2,889	2,607
Mauá	10,498	8,693	7,832
São Domingos	4,047	3,276	3,091
Jirau	35,616	31,573	13,994
Batalha e Simplício	40,336	38,668	37,929
Foz do Chapecó	246,259
Peixe Angical	79,472	79,098	81,218
Retiro Baixo	3,503
Serra do Facão	612,482	554,009	455,823
Santo Antônio	51,587	48,239	45,109

	1,087,315	766,445	647,603

115 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The amounts established in the concession agreements are at future prices and, therefore, the Company adjusted these liabilities to the present value.

The liability adjustment due to the discounting and monetary restatement was capitalized in the assets during the construction of the power plants and, from the date of the beginning of commercial operations, is recognized directly in the income statement:

The Company adopts the accounting policy of recognizing the liability on the date when the environmental license for installation is granted.

UBP payments are made in monthly installments from the beginning of commercial operations of the project, until the end of the concession term, and are composed as follows:

		Original nominal amount		Adjusted amount
UHE	Pmt (years)	Annual payment	Total payment	Annual payment	Total payment

Passo São João	30	200	5,944	253	7,513
Mauá	31	618	18,855	747	22,857
São Domingos	26	260	6,717	313	8,098
Jirau	31	3,150	96,840	3,150	110,994
Batalha	35	25	8,725	31	10,811
Simplício	35	94	34,036	117	42,173
Foz do Chapecó	26	1,605	504,000	3,511	1,102,359
Peixe Angical	26	4,965	133,633	12,482	198,679
Retiro Baixo	31	196	6,865	233	7,129
Serra do Facão	29	40,618	1,073,000	42,911	1,237,337
Santo Antônio	35	11,852	379,267	13,897	486,391

34	Advances for Future Capital Increase

	December 31, 2010	December 31, 2009	January 1, 2009

Acquisition of equity interest in CEEE	2,364,929	2,154,197	1,959,715
Acquisition of equity interest in CGTEE	2,272,187	2,069,716	1,882,864
Transmission line Banabuí - Fortaleza	78,280	71,305	64,868
UHE Xingó	219,942	200,344	182,257
Transmission Line in the State of Bahia	34,429	31,361	28,530
Federal Fund for Electricity - Law 5,073/66	204,089	185,902	169,119

	5,173,856	4,712,825	4,287,353

The Company has reclassified, in 2010, the advances for future capital increase to non-current liabilities that, so far, were presented in shareholders’ equity.

116 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

35	Long-term Operating Commitments

The long-term commitments of the Company, related mainly to electricity and fuel purchase agreements, are as follows:

Companies	2011	2012	2013	2014	2015	After 2015

Amazonas	911,068	934,959	957,594	982,787	1,009,180
Boa Vista	115,271	143,125	164,561	182,812	169,142
CEAL	377,138	391,427	526,737	530,645	542,397	562,337
CEPISA	374,529	465,297	432,263	384,239	350,444	7,738,709
Ceron	790,401	783,687	965,834	990,603	1,029,013	2,112,000
CGTEE	221,200	243,300	267,700	294,400	323,900	2,915,100
Eletroacre	12,138	4,121	5,187	5,542	32,958	1,957,949
Eletrobrás	1,866,494	1,850,000	1,850,000	1,850,000	1,850,000
Eletronorte	3,649,919	3,805,172	3,937,048	4,264,002	4,541,500
Eletronuclear	213,371	108,657	56,503	1,611	225	151,326
Eletrosul	158,790	208,725	208,155	208,155	208,155	5,208,695
Furnas

	8,690,319	8,938,470	9,370,582	9,694,796	10,056,914	20,646,116

(a)	Nuclear Fuel

Agreements signed with Indústrias Nucleares Brasileiras - INB for acquisition of Nuclear Fuel for electricity production, destined to recharge the plants UTN Angra 1 and UTN Angra 2.

(b)	Socio-environmental commitments

Agreements with the Cities of Angra dos Reis, Rio Claro and Paraty, on which ELETRONUCLEAR commits to sign specific socio-environmental contracts connected to UTN Angra 3, aiming at executing the programs and projects according to the conditions established by IBAMA.

(c)	Acquisition of equipment

Contracts signed with various suppliers for acquisition of equipment to replace fixed assets in the plants UTN Angra 1 and UTN Angra 2, necessary for operational maintenance of these assets.

(d)	Electricity Purchase from Independent Producer (PIE)

The commitment of electricity purchase is for a 23-year period (until 2023).

36	Shareholders’ Equity

I	Share Capital

The Company’s share capital at December 31, 2010 is R$ 26,156,567 (December 31, 2009 - R$ 26,156,567 and January 1, 2009 - R$ 26,156,567) in shares with no par value. The preferred shares are not entitled to vote and are not convertible into common shares, however, they have priority on capital reimbursement and dividend distribution at annual rates of 8% for Class “A” shares (subscribed until June 23, 1969) and 6% for Class “B” shares (subscribed as from June 24, 1969), calculated over capital corresponding to each class of share.

117 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The capital is represented by 1,132,357,090 registered shares and is distributed by main shareholders and by classes of share, as follows:

	Common			Preferred		Total capital
Shareholder	Quantity	%	A Series	B Series	%	Quantity	%

Federal Government	470,656,241	52.00		712		470,656,953	41.59
BNDESPAR	190,757,950	21.08		18,691,102	8.23	209,449,052	18.50
FND	45,621,589	5.04				45,621,589	4.03
FGHAB	1,000,000	0.11				1,000,000	0.09
FGI				8,750,000	3.85	8,750,000	0.77
FGO				1,008,500	0.44	1,008,500	0.09
Others	196,987,747	21.77	146.920	198,736,329	87.48	395,870,996	34.99

	905,023,527	100.00	146.920	227,186,643	100.00	1,132,357,090	100.00

Out of the total of 395,770,576 (excluding the 420 common shares referring to Eletrobrás’ Executive Officers and members of the Board of Directors) shares held by minority shareholders, 255,921,891 shares, i.e., 64.64% are owned by non-resident investors, being 134,375,612 common shares, 28 Class A preferred shares and 121,546,256 Class B preferred shares.

Out of the total participation of shareholders domiciled abroad, 71,962,910 common shares and 32,973,907 Class B preferred shares are held in custody, backing the American Depository Receipts Program - ADRs. On December 31, 2010, the share book value is R$ 62.29 (December 31, 2009 - R$ 62.16 and January 1, 2009 - R$ 69.70).

II	Capital reserves

	December 31, 2010	December 31, 2009	January 1, 2009

Offset of insufficient remuneration - CRC	18,961,102	18,961,102	18,961,102
Premium on issue of shares	3,384,310	3,384,310	3,384,310
Special - Decree-law 54.936/1964	387,419	387,419	387,419
Monetary adjustment to the 1978 opening balance sheet	309,655	309,655	309,655
Monetary adjustment of the compulsory loan- 1987	2,708,432	2,708,432	2,708,432
Donations and subsidies - FINOR, FINAM and others	297,424	297,424	297,424

	26,048,342	26,048,342	26,048,342

118 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

III	Revenue reserves

The Company’s by-laws provide for the allocation of 50% of net income for the year to create an investments reserve, 1% for the Studies and Projects Reserve, and 1% for assistance benefits for employees, limited to 75% and 2% of the capital, for the first two, respectively:

	December, 31, 2010	December, 31, 2009

Legal (Article 193 - Law No. 6.404/1976)	2,046,389	2,046,389
Statutory (Article 194 - Law No. 6.404/1976)	14,758,461	16,963,279

Special reserve (Article 202 - Law No. 6.404/1976)
Undistributed dividends
Additional proposed dividends	753,281	370,755

	17,558,131	19,380,423

IV	Revaluation reserves

This refers to the reflected reserves arising from the revaluation of the fixed assets of the associates Celpa and Cemat, accounted for under equity method.

37	Earnings per Share

(a)	Basic

Basic earnings per share are calculated by dividing the net income attributable to the shareholders of the Company, by the weighted average quantity of common shares issued during the year, excluding common shares acquired by the Company and held as treasury shares.

			December 31, 2010
	Common	Preferred A	Preferred B	Total
Numerator
Net income attributable to each class of shares	1,544,746	251	387,775	1,932,771
Preferred dividends		272	314,870	315,142

	1,544,746	523	702,645	2,247,913

Denominator
Weighted average quantity of shares	905,024	147	227.187	1,132,357
% of shares in relation to the total	80	0.01	20	100

Basic earnings per share (R$)	1.71	3.55	3.09

119 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

			December 31, 2009
	Common	Preferred A	Preferred B	Total
Numerator
Net income attributable to each class of shares	476,606	77	119,642	596,325
Preferred dividends		272	314,870	315,142

	476,606	349	434,512	911,467

Denominator
Weighted average quantity of shares	905,024	147	227,187	1,132,357
% of shares in relation to the total	80	0.01	20	100

Basic earnings per share (R$)	0.53	2.37	1.91

(b)	Diluted

Diluted earnings per share are calculated by adjusting the weighted average quantity of outstanding common shares, to presume conversion of all potentialy diluted common shares. The Company has only one category of potentialy diluted common shares: convertible debt (compulsory loan). It is assumed that the convertible debt was converted into common shares and that net income is adjusted to eliminate the financial expense net of the tax effect.

			December 31, 2010
	Common	Preferred A	Preferred B	Total
Numerator
Net income attributable to each class of shares	1,544,625	251	391,308	1,936,184
Preferred dividends		272	314,870	315,142

	1,544,625	523	706,178	2,251,326

Denominator
Weighted average quantity of shares	905,024	147	227,187	1,132,358
Compulsory loan			2,088	2,088

	905,024	147	229,275	1,134,446

% of shares in relation to the total	80		20	100

Diluted earnings per share (R$)	1.71	3.55	3.08

			December 31, 2009
	Common	Preferred A	Preferred B	Total
Numerator
Net income attributable to each class of shares	479,077	78	121,171	600,326
Preferred dividends		272	314,870	315,142

	479,077	350	436,041	915,468

Denominator
Weighted average quantity of shares	905,024	147	227,187	1,132,358
Compulsory loan			1,718	1,718

	905,024	147	228,905	1,134,076

% of shares in relation to the total	80		20	100

Diluted earnings per share (R$)	0.53	2.38	1.90

120 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

38	Net Operating Revenue

	December 31, 2010	December 31, 2009
(a) Generation
Trading	2,331,877	2,103,989
Energy Supply/Sale	17,256,131	15,912,295
Resale Itaipu	215,989	(548,554)
Others	746,100	967,137

(b) Transmission
Construction revenue	2,322,937	1,389,752
Operation and maintenance revenue	2,207,442	1,966,551
Updating of return rates - Transmission	1,766,731	1,709,272
Others	223,764	103,154

(c) Distribution
Supply	2,470,022	2,906,151
Construction revenue	810,475	361,709
Operation and maintenance revenue	433,048	30,118
Other revenues	189,879	107,826

Others	40,912	28,174

	31,015,307	27,037,574

Deductions to operating revenues
Global Reversion Reserve - RGR	575,505	523,236
Fuel Consumption Account - CCC	438,544	295,618
Energetic Development Account - CDE	98,430	61,991
Renewable energy sources Incentive Program - PROINFA	162,244	129,347
ICMS	1,040,163	1,047,663
PASEP and COFINS	1,711,238	1,531,542
Other deductions	239,781	307,271

	4,265,905	3,896,668

Net operating revenue	26749,402	23,140,906

39 Result of participation in associates and other investments

	December 31, 2010	December 31, 2009

Investments in associates
Equity method	467,647	1,378,663

Other investments
Remuneration of ITAIPU’s capital	38,735	47,839
Interest on capital	16,038	13,592
Dividends	101,847	103,868
Return on partnership investments	45,488	27,070

	202,108	192,369

	669,755	1,571,032

121 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

40	Personnel, Supplies and Services

	December 31, 2010	December 31, 2009

Personnel	4,845,247	4,465,866
Supplies	399,299	294,257
Services	2,126,167	1,726,095

	7,370,713	6,486,218

41	Energy Purchased for Resale and Use of Electricity Grid

	December 31, 2010	December 31, 2009

Supply	1,054,622	899,224
Transmission	2,189,639	1,776,741
Use of the Grid	1,353,839	1,263,408
CCEE (Electricity Trading Chamber) short-term energy	1,018,274	862,040
Other	52,549	43,391

	5,668,923	4,844,804

42	Operating Provisions

	December 31, 2010	December 31, 2009

Guarantees
Contingencies	301,621	117,847
PCLD - Consumers and Resellers	338,042	346,207
PCLD - RTE	(22,374)	(39,306)
PCLD - Financings and Loans	36,245	74,556
PCLD - ICMS Credits	20,904	177,320
Losses on the realization of AFACs
Unsecured liability in subsidiaries
Losses on investments - miscellaneous	421,629	842,830
Others	433,482	620,952

	1,529,549	2,140,406

122 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

43	Financial Instruments and Risk Management

1	Resource management

1.1	Capital management

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, in addition to pursuing an ideal capital structure to mitigate this cost.

In order to maintain or adjust the capital structure, the Company may review its dividend payment policy, return capital to shareholders or, also, issue new shares or sell assets to reduce, for example, its level of indebtedness.

Consistent with other companies in the sector, the Company monitors capital based on the financial leverage ratio. This ration corresponds to net debt divided by total capital. Net debt corresponds to total loans (including short and long-term loans, as shown in the consolidated balance sheet), less the amount of cash and cash equivalents. Total capital is calculated through a sum of shareholders’ equity, as shown in the consolidated balance sheet, with net debt.

In 2010, the Company’s strategy, which remained unchanged in relation to 2009, was maintaining the financial leverage ration between 20% and 25%. The financial leverage ratios at December 31, 2010 and 2009 can be summarized as follows:

	December 31, 2010	December 31, 2009

Total borrowings (Note 23)	33,138,436	29,507,817
(-) Cash and cash equivalents (Note 7)	9,220,169	8,617,294

Net debt	23,918,267	20,890,523
(+) Total shareholders’ equity	70,530,410	69,379,049

Total capital	94,448,677	90,269,572

Financial leverage ratio	25%	23%

2	Financial instruments

The financial instruments of the Company are classified in categories of financial assets and liabilities, which contemplate, also, derivative instruments.

2.1	Financial assets - classified in the following classes:

(a)	Cash and cash equivalents: held for trading in the short-term and measured at fair value, with their effects being directly accounted for in the income statement.

(b)	Marketable securities: those with defined maturities and for which the Company has the intention to hold to maturity. Are registered at acquisition cost plus interest and monetary restatement, impacting the income statement. Such instruments are adjusted to the probable realization value, as applicable. Financial investments are in exclusive investment funds, according to regulations in force.

123 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

(c)	Consumers and resellers: are registered at nominal value, similar to fair value and probable realization value.

(d)	Renegotiated receivables: such assets are registered under the assumption that they are intended to be held-to-maturity, at their fair and probable realizable values.

(e)	Financing and loans granted: financial assets with fixed or determinable receivables, measured at amortized cost, using the effective interest method.

(f)	Financial assets of the concession: financial assets representing the unconditional right to receive a certain amount at the end of the term of concession. They are classified as loans and receivables.

Financing is restricted to public electricity utility concessionaires, thus, the market rate (or the Company’s opportunity cost of capital) is defined by it, taking into account the risk premium compatible with sector activities. If it is not possible to seek alternatives other than the electricity sector itself, the present value of these loans corresponds to their book value.

At the closing of the year, the Company had loans and financing agreements as follows:

Currency	US$	%	R$

U.S. Dollar	3,403,930	36.99	5,671,628

Real	5,797,287	63.01	9,659,440

	9,201,217	100.00	15,331,068

(g)	Derivative instruments are measured at fair value and their effects are accounted for directly in the income statement.

On December 31, 2010, there were no portfolio of derivative financial instruments of the Company or its direct subsidiaries. Likewise, there were no operations with derivatives in the fiscal year ended December 31, 2009. Derivative operations are presented in some Special Purpose Companies related to swap operations linked to specific loans or cash flow hedges related to the future purchase of supplies to be used in constructing assets.

3	Financial hedge policy

Eletrobrás is exposed to financial risks that can cause volatility in its financial statements as well as in its cash flows. The Company presents a relevant mismatch between assets and liabilities indexed to foreign currency, especially to the U.S. dollar, arising mainly from financing contracts with Itaipu Binacional. Additionaly, there are exposures to Libor interest rate, related to foreign funding contracts.

In this context, Eletrobras’ Financial Hedge Policy was approved. The objective of the current policy is to pursue the mitigation of the exposure to the market variables that may have an impact on the assets and liabilities of the Company and its subsidiaries, thus reducing the undesirable fluctuation effects of these variables in the Financial Statements.

124 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

This said, the aforementioned policy aims at having the Company’s results faithfully reflect its real operational performance and having its projected cash flow present less volatility.

Along with the policy, the creation of a Financial Hedge Committee, in the sphere of the Financial Management, was approved, having as its main function the defining of the hedge strategies and instruments to be presented to Eletrobras’ Board of Executive Officers

Taking into account the different forms of realizing the hedge of the gaps presented by the Company, the policy enlists a scale of priorities. Primarily, there would be the structural solution, and, just in residual cases, operations with derivative financial instruments would be adopted.

The operations with derivative financial instruments will only be carried out complementarily and aiming exclusively at protecting the indexed assets and liabilities of the Company and its subsidiaries that present any gap, and may not be characterized as financial leverage or operation of loan granting to third parties.

In 2009, a new Mandate for Derivative Operations was approved, which had its scope enlarged, comprising, in addition to currency mismatches, exposures to interest rates.

The Company has been developing studies and discussing, through the Financial Hedge committee, the execution of interest rate swap operations, aiming at neutralizing the volatility of the fundraising agreements entered into at Libor. Such operations comprise a notional value around US$ 700 million and maturities ranging from 2015 to 2020. The expectation is that these operations are carried out in 2011.

Besides the Libor swapping operation, exchange hedge strategies were analyzed in 2010 and might be implemented in 2011. Following the Financial Hedge Policy, the analysis of structural solutions is being prioritized and new external fundraising opportunities are being analyzed as an important instrument for mitigating the active exposures to foreign currencies.

Operations with derivatives, when carried out in the over-the-counter market, present counterpart risks that, in face of the problems presented by financial institutions in 2008 and 2009, become relevant. With the intention of mitigating this risk, Eletrobras established a norm regarding the register of financial institutions for purposes of execution of operations with derivatives. This norm defines criteria regarding size, rating and expertise in the derivatives market, so that the institutions that may carry out operations with Eletrobras can be selected.

Moreover, the Company has developed an exposure control methodology for the registered companies, which defines the limits to the volume of operations to be carried out with each one of them.

It has also been discussed a contractual amendment regarding guarantee margins, which will be a previous condition for carrying out any operation of this nature. Through this contractual instrument, counterpart risk exposure will be substantially reduced throughout the life of operations with derivatives.

4	The subsidiary Eletronorte has signed, in 2004, long-term electricity supply contracts for three of its major clients. These long-term contracts are associated to an international aluminum price, quoted on the London Metal Exchange (LME), as a basic asset for purposes of defining the monthly values of the contracts.

125 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Details of the contracts are as follows:

Dates of contract
Client	Initial	Maturity	Average volume - megawatt

Albrás	July 1, 2004	December 31, 2024	750 MW -until December 31, 2006 800 MW - from January 1, 2007
Alcoa	July 1, 2004	December 31, 2024	From 304.92 MW to 328 MW
BHP	July 1, 2004	December 31, 2024	From 353.08 MW to 492 MW

These contracts include the concept of cap and floor band related to the aluminum price quoted on the LME. The maximum and minimum price limit of the LME is limited to US$ 2,773.21/ton and US$ 1,450/ton, respectively.

The Company does not operate with other derivative operations except for those mentioned in this explanatory note.

The impact of the derivative embedded in the result was positive in R$ 187,490 and R$ 55,200 in the years 2009 and 2010, respectively.

In 2009, in order to reduce the currency exposure of certain contracts, the EPC signed ESBR currency forward contracts without physical delivery (NDF) with financial institutions. The values of these agreements were US$ 41,000 and US$ 16,400, maturing on September 17, 2009 and December 18, 2009, and contracted rates of R$ 2.29 and R$ 2.18, respectively. These operations were classified as cash flow hedges. As set forth in international accounting standards, foreign exchange variations of NDFs were recorded on account of asset valuation adjustments and transferred to fixed assets as of the effective settlement of the liability with the supplier.

On September 17, 2009, the subsidiary liquidated the NDF transaction in the amount of US$ 41,000 with losses of R$ 20,360. Regarding the NDF contract in the amount of US$ 16,400, its settlement occurred on the due date, with negative result of R$ 6,599, with no fulfillment of contractual obligations by the supplier. The exchange rate changes of the NDF were recorded in the shareholders’ equity of the Subsidiary and remained so until Dong Fang complied with these obligations, which occurred after the first half of 2010.

From the end of fiscal year 2009, SPE has changed its hedging strategy and since then has held investments in U.S. dollars, with the aim of ballast guarantees on letters of credit issued by Banco do Brasil and Banco Itaú on behalf of suppliers Dong Fang and Hyosung. Such investments are also classified as cash flow hedges.

The complete changes in the account of valuation adjustments, during the years ended December 31, 2010 and 2009, is described below:

	December 31, 2010	December 31, 2009

Balance at the beginning of the year	(2,640)
Foreign exchange rate differences on NDFs		(10,784)
Foreign exchange rate differences on restricted deposits principal value	(4,738)
Effect of payments to suppliers - balances of the previous year	2,640
Effect of payments to suppliers - balances of the previous year	(373)	8,144

Balance at the end of the year	(5,111)	(2,640)

126 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

5	Financial assets - classified in the following categories

(a)	Suppliers: are inicially recognized at fair value and subsequently measured at amortized cost.

(b)	Borrowings are measured at amortized cost, using the effective interest method. In this classification the financial liability are mainly represented by borrowings obtained with financial institutions, especially abroad, and sector funds, especially the Global Reversion Reserve - RGR. The market values of borrowings obtained are equivalent to their book values.

Funds raised are comprised by loans contracted with multilateral international agencies (IDB, IRDB, CAF), not being practible to cash them at a rate different from that established in the Brazilian debt agreement. The other loans are raised at market rates, enabling the book value to be close to its present value.

The Company ended the year 2010 with liability contracts, amongst loans, financings and bonds, as shown below:

Currency	US$ (equivalent)%		R$

U.S. Dollar	8,094,704	41.36	13,487,395

EURO	38,881	0.20	64,784

YEN	203,505	1.04	339,079

REAL	11,234,732	57.40	18,719,311

	19,571,822	100.00	32,610,569

Compulsory loan extinguished by Law No. 7181 of December 20, 1993, could only be collected up to December 31, 1993. Currently, Eletrobras manages the residual balance of the Compulsory Loans, adjusting them based on the IPCA-E and accruing annual interest of 6%, with a defined redemption period.

6	Financial risk management:

In carrying out its activities, the Company is impacted by risk events that could jeopardize its strategic objectives. The main objective of risk management is anticipating and mitigating the adverse effects of such events in the business and economic-financial results of the Company.

For financial risk management, the Company defined operational and financial policies and strategies, approved by internal committees and by the Management, aimed at granting liquidity, safety and profitability to its assets and maintaining the indebtedness levels and debt profile defined for its economic-financial flows.

The main financial risks identified in the risk management process are:

6.1	Exchange rate risk

This risk arises from the possibility of the Company having its economic-financial statements impacted by fluctuations in exchange rates.

127 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

The Company shows a relevant mismatch between assets and liabilities indexed to foreign currency, especially the U.S. dollar, in active position, in the amount of R$ 4,455 (R$ 5,583 at December 31, 2009), mainly deriving from loan agreements with the subsidiary Itaipu Binacional, which principal is fully accounted for in the balance sheet, causing volatility in its financial statements, as well as its cash flows.

128 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

6.2	Interest rate risk

This risk is associated to the possibility that the Company accounts for losses due to changes in the market interest rates, impacting its statements by increasing financial expenses related to fundraising agreements abroad, mainly referred to Libor.

6.3	Commodity risk

4	The subsidiary Eletronorte has signed, in 2004, long-term electricity supply contracts for three of its major clients. These long-term contracts are associated to an international aluminum price, quoted on the London Metal Exchange (LME), as a basic asset for purposes of defining the monthly values of the contracts.

Details of the contracts are as follows:

Dates of contract
Client	Initial	Maturity	Average volume - megawatt

Albrás	July 1, 2004	December 31, 2024	750 MW -until December 31, 2006 800 MW - from January 1, 2007
Alcoa	July 1, 2004	December 31, 2024	From 304.92 MW to 328 MW
BHP	July 1, 2004	December 31, 2024	From 353.08 MW to 492 MW

These contracts include the concept of cap and floor band related to the aluminum price quoted on the LME. The maximum and minimum price limit of LME is limited to US$ 2,773.21/ton and US$ 1.450/ton, respectively. Considering the aluminum price reaches the cap every year until the end of the contract, the financial impact at December 31, 2010 would be of R$ 245,089.

Until 2004, the prices for electricity supply arising from the generation activity were established by ANEEL. Since the auction 001/2004, conducted by the Regulatory Agency, generators started to trade its electricity with a larger number of clients, at prices defined by the market. The electricity transmission activity has its remuneration defined by ANEEL, by establishing the Annual Allowed Revenue - RAP, deemed to be sufficient to cover the operating costs and to maintain the economic-financial balance of the concession.

6.4	Credit risk

This risk arises from the possibility that the Company and its subsidiaries incurr losses resulting from difficulties to realize their receivables from clients, as well as default of financial institutions acting as counterparts in operations.

The Company, through its subsidiaries, operates in the electricity generation and transmission markets, supported by agreements executed in a regulated framework. The Company seeks to minimize its credit risks by means of guarantee mechanisms involving receivables from their customers. In the distribution segment, the Company, through its subsidiaries, follows the default levels by analyzing the details of its clients. Additionally, there are negotiations to enable the receipt of past due receivables.

Cash surpluses are applied in an exclusive extramarket fund, according to a specific rule of the Central Bank of Brazil. This fund is fully comprised by public securities indexed by Selic, without exposure to counterpart risk.

129 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

In relations with financial institutions, the Company’s policy is to operate with low risk institutions evaluated by rating agencies, in compliance with equity requirements previously defined and formalized. Additionally, the defined credit limits are periodically reviewed.

6.5	Liquidity risk

The liquidity needs of the Company are a responsibility of the areas of treasury and fundraising, which operate in line, permanently monitoring the short, medium and long-term cash flows, forecasted and realized, seeking to avoid possible mismatches and consequent financial losses and meeting the liquidity requirements for operational needs.

The table below analyzes non-derivative financial liabilities of the Group by maturity, corresponding to the remaining period in the balance sheet until the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

			December 31, 2010

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years

Borrowings	1,868,466	499,637	2,869,163	27,949,170
Liabilities with financial leasing	120,485	240,933	361,400	1,092,214
Compulsory loan	174,166	192,453	259,664
Suppliers	5,563,938	2,081,548	2,061,540
Advances for future capital increase	639,278
Concessions payable - UBP		1,313	10,118	150,133

			December 31, 2009

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years

Borrowings	1,115,275	1,868,466	1,734,836	24,789,240
Liabilities with financial leasing	108,827	217,628	326,441	1,095,379
Compulsory loan	155,030	171,309	231,135	231,135
Suppliers	4,226,214	2,111,944	2,105,072	2,105,072
Advances for future capital increase	4,548,686
Concessions payable - UBP			7,966	153,598

			January 1, 2009

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years

Borrowings	1,139,497	1,119,275	2,880,138	22,904,108
Liabilities with financial leasing	106,435	212,432	318,647	1,153,992
Compulsory loan	174,166	192,453	259,664	259,664
Suppliers	1,697,972
Concessions payable - UBP			4,595	156,969

130 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

7	Sensitivity analysis

In the following charts, scenarios for indexes and rates were considered, with their respective impacts on the Company’s results. For the sensitivity analysis, forecasts and/or estimates fundamentally based on macroeconomic assumptions obtained from the Focus Report, disclosed by the Central Bank and Economic Outlook 86, published by OECD were used as a likely scenario for the end of 2010.

Sensitivity analysis of the loans and financing agreements granted were carried out in four different scenarios: two of them with an increase in the outstanding balance indexing currencies and two with a decrease in these indexing currencies. The analysis was limited to the agreements granted that presented exposure to the exchange rate and prices index.

Depreciation of the indexes in cents granted.

Currency (Risk)	Amount US$	Amount R$	Probable 2011

Dollar (R$/US$)	7,515,524	12,522,366	1.75
IGP-M	414,328	690,353	5.96%
EURO (R$/€)	64,534	107,526	2.4238
Yen (R$/¥)	239,897	399,716	0.0215

	8,234,283	13,719,961

Appreciation of the indexes in cents granted

Currency (Risk)	Amount US$	Amount R$	Probable 2011

Dollar (R$/US$)	7,515,524	12,522,366	1.75
IGP-M	414,328	690,353	5.96%
EURO (R$/€)	64,534	107,526	2.4238
Yen (R$/¥)	239,897	399,716	0.0215

	8,234,283	13,719,961

Sensitivity analysis of the loans and financing agreements granted were carried out in four different scenarios: two of them with an increase in indexing currencies of the outstanding amount receivable and two with a decrease in these indexing currencies. The analysis was limited to the agreements granted that presented exposure to the exchange rate and prices index.

Depreciation of the indexes in cents granted

Currency (Risk)	Amount US$	Amount R$	Probable 2011

Dollar (R$/US$)	3,060,812	5,099,925	1.75
EURO (R$/€)	64,628	107,683	2.4238
Yen (R$/¥)	203,505	339,079	0.0215

	3,328,945	5,546,687

Appreciation of the indexes in cents granted

Currency (Risk)	Amount US$	Amount R$	Probable 2011

Dollar (R$/US$)	3,060,812	5,099,925	1.75
EURO (R$/€)	64,628	107,683	2.4238
Yen (R$/¥)	203,505	339,079	0.0215

	3,328,945	5,546,687

131 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Sensitivity analysis of the regulatory asset arising from the trading of Itaipu Binacional’s electricity were carried out. The analysis was limited to the variation in the real - US dollar exchange rate, including two scenarios where there is an exchange valuation of 25% and 50% and two scenarios where there is an exchange devaluation of 25% and 50%.

Depreciation of Indexes of the Right of Trading Electricity of Itaipu:

Currency (Risk)	Amount US$	Amount R$	Probable 2011

Dollar (R$/US$)	1,146,919	1,910,996	1.75

Appreciation of Indexes of the Right of Trading Electricity of Itaipu:

Currency (Risk)	Amount US$	Amount R$	Probable 2011

Dollar (R$/US$)	1,146,919	1,910,996	1.75

8	Fair value estimate

It is assumed that the amount of accounts receivable from clients and accounts payable to suppliers at book value, less PCLD, are close to their fair values. The fair value of financial liabilities, for disclosure purposes, is estimated by discounting the future contractual cash flows by the market interest rate, available for the Company for similar financial instruments.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments by the assessment technique:

			December 31, 2010

	Level 1	Level 2	Level 3	Total

Assets
Markeatable Securities	362,365	—	7,181,613	7,543,978
Derivatives	(2,038)	—	540,072	538,034
Derivatives designated as hedge	—	582,404	—	582,404
Founders’ shares	194,761	—	—	194,761
Equity bonds	1,548	—	—	1,548
Financial assets available for sale	1,610,908	—	52,410	1,663,318

Total assets	2,167,544	582,404	7,774,095	10,524,043

Liabilities

Derivatives designated as hedge	—	540,540	—	540,540

Total liabilities	—	540,540	—	540,540

132 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

			December 31, 2009

	Level 1	Level 2	Level 3	Total

Assets
Markeatable Securities	312,218	—	8,037,610	8,349,828
Derivatives	20	—	—	20
Derivatives designated as hedge	—	455,560	—	455,560
Founders’ shares	157,685	—	—	157,685
Financial assets available for sale	1,479,880	—	61,970	1,541,850

Total assets	1,949,803	455,560	8,099,580	10,504,943

Liabilities

Derivatives designated as hedge	—	268,070	—	268,070

Total liabilities	—	268,070	—	268,070

			January 1, 2009

	Level 1	Level 2	Level 3	Total

Assets
Markeatable Securities	271,218	—	7,786,765	8,057,983
Derivatives	5,549	—	—	5,549
Derivatives designated as hedge	—	92,690	—	92,690
Founders’ shares	90,697	—	—	90,697
Financial assets available for sale	1,091,433	—	—	1,091,433

Total assets	1,458,897	92,690	7,786,765	9,338,352

Liabilities

Derivatives designated as hedge	—	336.184	—	336.184

Total liabilities	—	336.184	—	336.184

Financial assets and liabilities registered at fair value will be classified and disclosed according to the following levels:

•	Level 1 - quoted prices (unadjusted) in active markets, liquid and visible for identical assets and liabilities accessible on the measurement date.

•

Level 2 - quoted prices (may be adjusted or not) for similar assets and liabilities in active markets, other inputs non observable in level 1, directly or indirectly, in the terms of the asset or liability.

133 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

•

Level 3 - assets and liabilities for which prices do not exist or that these prices or evaluation techniques are supported by a small or non-existing market, not observable or not liquid. At this level, the fair value estimate becomes highly subjective.

The fair value of financial instruments negotiated in active markets (like securities held for trading and available for sale) is based on market prices quoted on the balance sheet date. A market is considered as active if the quoted prices are readily and regularly available from a Stock Exchange, a distributor, a broker, an industry group, a pricing service or regulatory agency, and those prices represent real market transactions occurring regularly in a basis purely commercial.

The market price quoted used for financial assets held by the Company is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise, mainly, equity investments of FTSE 100 classified as negotiable securities or available for sale.

The fair value of financial instruments not negotiated in active markets (for example, OTC derivatives) is determined using evaluation techniques. These evaluation techniques maximize the use of data adopted by the market where it is available and trust as little as possible in the entity’s specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument will be included in Level 2.

If one or more relevant information is not based on data adopted by the market, the instrument will be included in level 3.

Specific evaluation techniques used to value financial instruments include:

•	Market prices quoted or quotations from financial institutions or brokers for similar instruments.

•	The fair value of interest rate swaps is calculated by the present value of the estimated future cash flows based on the yield curves adopted by the market.

•	The fair value of future exchange contracts is determined based on future exchange rates on the balance sheet date, with the resulting value discounted at present value.

•	Other techniques, such as analysis of discounted cash flows, are used to determine the fair value for the remaining financial instruments.

44	Business Segment Information

Operating segments are defined as business activities from which it is possible to obtain revenues and incur expenses, on which operational decisions are made. The chief operation decision maker, responsible for allocating resources and for evaluating the performance of operating segments is the Board of Directors, which is also responsible for the Company’s strategic decision making.

The Board of Directors evaluates the performance of operating segments based on net income measurement.

Business segment information, corresponding to

the fiscal year ended December 31, 2010 and

December 31, 2009, are as follows

Result per segment

134 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

				December 31, 2010

	Administration	Generation	Transmission	Distribution	Total

Net operating revenue	43,291	17,914,110	5,879,417	2,912,584	26,749,402
Operating expenses	(1,844,617)	(12,233,317)	(5,613,608)	(3,316,243)	(23,007,785)
Operating income before financial results	(1,801,326)	5,680,793	265,809	(403,659)	3,741,617
Financial results	717,898	(596,809)	(410,835)	(74,376)	(364,122)
Equity	613,848	101,862	(45,955)	—	669,755
IRPJ/CSLL	(206,119)	(1,078,830)	(198,609)	(10,707)	(1,494,265)
Minority interest	(305,072)				(305,072)

Net income of the year	(980,771)	4,107,016	(389,590)	(488,742)	2,247,913

				December 31, 2009

	Administration	Generation	Transmission	Distribution	Total

Net operating revenue	29,281	16,006,550	4,607,074	2,498,000	23,140,905
Operating expenses	(2,560,632)	(10,826,693)	(4,503,602)	(2,769,658)	(20,660,585)
Operating income before financial results	(2,531,351)	5,179,857	103,472	(271,658)	2,480,320
Financial results	(3,981,327)	(6,811)	487,745	(137,704)	(3,638,097)
Equity	1,554,588	34,827	(18,383)	—	1,571,032
IRPJ/CSLL	1,266,418	(217,767)	(207,921)	(3,845)	836,885
Minority interest	(338,673)				(338,673)

Net income of the year	(4,030,345)	4,990,106	364,913	(413,207)	911,467

135 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Sales between segments were executed as sales between independent parties. Revenues from external parties were measured consistently with the one presented in the income statement.

45	Related Parties Transactions

The final controller of Eletrobras is the Federal Government, holding 41.59% of the Company’s common and preferred shares (see Note 36).

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

Also, there are no operations with individuals deemed as related parties, except for shareholders.

	Assets	Liabilities	Result
SISTEMA DE TRANSMISSAO DO NORDESTE
Permanent equity interest	193,244
Suppliers		1,151
Service revenues			1,854
Equity revenue			33,262
Charges for use of the grid			(10,410)

	193,244	1,151	24,706

7 GAMELEIRAS
Permanent equity interest	158
Equity expense			(3)

	158		(3)

SÃO PEDRO LAGO
Permanent equity interest	157
Equity expense			(4)

	157		(4)

PEDRA BRANCA
Permanent equity interest	158
Equity expense			(3)

	158		(3)

TDG
Permanent equity interest	13,018
Equity expense			(3)

	13,018		(261)
INTESA
Permanent equity interest	28,530
JCP/Dividends	676
Suppliers		903

136 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Assets	Liabilities	Result
Charges for use of the grid			(8,045)
Equity revenue			2,844

	29,206	903	(5,201)
EAPS
Permanent equity interest	61,286
Equity expense			(330)

	61,286		(330)

EAPSA
Permanent equity interest	61,985
Equity	(699)
Equity expense			(699)

	61,286		(699)

ANDE
Consumers and resellers	74,717
Others	7,420
Miscellaneous liabilities		27,578
Service revenues			179,121
Financial revenue			4,461
Financial expenses			20
Other expenses			(32,353)

	82,137	27,578	151,250

ÁGUAS DA PEDRA
Permanent equity interest	123,271
Equity	(699)
Equity expense			(1,029)

	122,572		(1,029)

ESBR (Energia Sustentável)
Permanent equity interest	824,002
Other comprehensive income		(2,170)
Equity expense			(7,937)
Other expenses			(1,235)

	824,002	(2,170)	(9,172)

MANAUS TRANSMISSÃO
Permanent equity interest	(18,187)
Other comprehensive income		(466)
Equity expense			(8,981)

	(18,187)	(466)	(8,981)

MANAUS CONSTRUÇÃO
Permanent equity interest	5,949
Equity revenue			5,948

	5,949		5,948

137 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Assets	Liabilities	Result

INTERLIGAÇÃO ELÉTRICA DO MADEIRA
Permanent equity interest	123,147
Equity revenue			2,066
Financial revenue			2,065

	123,147		4,131

EMPRESA NORTE ENERGIA
Permanent Equity Interest	26,669
Equity expense			(333)

	26,669		(333)

FACHESF
Suppliers		1,695
Regular contribution		11,179
Actuarial contracts		107,452
Financial expense			(41,637)
Operating expenses			(94,311)

		120,326	(135,948)

ENERPEIXE
Accounts receivable	895
Consumers and resellers	452
JCP/Dividends receivable	8,000
Permanent equity interest	481,020
Financial revenue			47,321
Revenues from electricity grid usage			4,319
Service revenues			6,581

	490,367		58,221

TRANSLESTE
Permanent equity interest	22,745
JCP/Dividends receivable	1,021
Suppliers		(29)
Accounts payable		(93)
Financial revenue			4,298
Electricity grid usage charges			(1,010)

	23,766	(122)	3,288
TRANSUDESTE
Accounts receivable	20
Permanent equity interest	13,497
JCP/Dividends	1,971
Accounts payable		(58)
Suppliers		(18)
Financial revenue			2,449
Service revenues			115
Electricity grid usage charges			(626)

138 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Assets	Liabilities	Result

	15,488	(76)	1,938

TRANSIRAPÉ
Permanent equity interest	10,327
JCP/Dividends	1,578
Accounts payable		(40)
Suppliers		(10)
Financial revenue			1,796
Electricity grid usage charges			(426)

	11,905	(50)	1,370

CENTROESTE
Advances for future capital increase	17,223
Permanent equity interest	25
Accounts receivable	370
Suppliers		(12)
Accounts payable		(40)
Service revenues			360
Electricity grid usage charges			(247)

	17,618	(52)	113

BAGUARI
Advances for future capital increase	82,172

	82,172

RETIRO BAIXO
Advances for future capital increase	50,210
Permanent equity interest	56,626
Service revenues			4,431
Financial revenue			600

	106,836		5,031

SERRA DO FACÃO ENERGIA
Accounts receivable	53
Advances for future capital increase	47,677
Permanent equity interest	142,881
Accounts payable		(10,059)
Service revenues			1,578
Financial revenue			(40,334)
Other expenses			(59,690)

	190,611	(10,059)	(98,446)

CHAPECOENCE
Permanent equity interest	279,516
Financial expenses			(6,287)

139 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Assets	Liabilities	Result
	279,516		(6,287)

INAMBARI
Accounts receivable	479
Permanent equity interest	5,660
Financial revenue			(1,076)
Service revenues			1,008

	6,139		(68)

TRANSENERGIA RENOVÁVEL
Accounts receivable	12
Permanent equity interest	39,597
Service revenues			251
Financial expense			(926)

	39,609		(675)

MADEIRA ENERGIA
Permanent equity interest	38,928
Financial expense			(79,733)

	38,928		(79,733)

TRANSENERGIA SÃO PAULO
Permanent equity interest	4,537
Financial expenses			(50)

	4,537		(50)

TRANSENERGIA GOIÁS
Permanent equity interest	2,768
Financial expenses			(87)

	2,768		(87)

MGE TRANSMISSÃO
Permanent equity interest	8,665
Financial expenses			(562)

	8,665		(562)

GOIÁS TRANSMISSÃO
Permanent equity interest	13,169
Financial revenue
Financial expenses			(1,087)

	13,169		(1,087)

BRASVENTO EOLO
Permanent equity interest	2,232
Advances for future capital increase	2,231

	4,463

BRASVENTO MIASSABA

140 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Assets	Liabilities	Result
Advances for future capital increase	6,670

	6,670

REI DOS VENTOS
Advances for future capital increase	4,392

	4,392

FEDERAL GRANTOR
Consumers and concessionaires	16,430
Energy supply			76,563
Other revenues			11,615

	16,430		88,178

REAL GRANDEZA
Accounts receivable	1,291
Regular contribution		5,140
Actuarial debt agreements		83,735
Other liabilities		52,445
Actuarial provisions			(11,277)
Debt charges			13,425
Maintainer’s regular contribution			11,929
Financial expenses			(98,490)
Administrative expenses contribution			2,899
Sponsor contribution
Other revenues			155
Other expenses			(148,207)

	1,291	141,320	(229,566)

ETAU
Accounts receivable	50
JCP/Dividends receivable	1,975
Permanent equity interest	14,935
JCP/Dividend revenue			3,833
Equity			8,367

	16,960		12,200

ARTEMIS
Accounts receivable	466
JCP/Dividends - permanent	2,676
Permanent equity interest	75,786
Equity revenue			7,317
JCP/Dividend revenue			7,840

	78,928		15,157

UIRAPURU
Accounts receivable	4,207
Permanent equity interest	24,455
JCP/Dividends receivable	985

141 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Assets	Liabilities	Result
JCP/Dividend revenue			1,823
Equity			3,474

	29,647		5,297

RS ENERGIA
Accounts receivable	1,546
Permanent equity interest	142,646
JCP/Dividends receivable	1,077
Equity expense			(490)

	145,269		(490)

CERRO CHATO I
Advances for future capital increase	14,131
Equity expense			(180)

	14,131		(180)

CERRO CHATO II
Advances for future capital increase	14,131
Equity expense			(180)

	14,131		(180)

CERRO CHATO II
Advances for future capital increase	14,131
Equity expense			(180)

	14,131		(180)

NORTE BRASIL
Permanent equity interest	9,459
Equity revenue			186

	9,459		186

CONST. INTEGRAÇÃO
Permanent equity interest	4,624
Equity revenue			4,624

	4,624		4,624

PORTO VELHO
Accounts receivable	4
Permanent equity interest	192,759
JCP/Dividends receivable	768
Equity revenue			3,034

	193,531		3,034

AMAPARI
Permanent equity interest	41,533

142 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

	Assets	Liabilities	Result
Equity	(1,207)
Other assets	103
Equity revenue			768

	40,429		768

PREVINORTE
Pension contributions		5,128
Actuarial expenses			(85,604)

		5,128	(85,604)

NUCLEOS
Actuarial agreements cons, Ddbt
Other liabilities		102,390
Pension contributions (regular, etc)		2,050
Maintainer’s regular contribution			8,657
Actuarial provision			(6,472)

		104,440	2,185

FIBRA
Accounts payable		43,031
Regular contribution		2,546
Other liabilities
Pension contributions			(17,298)
Actuarial expenses
Financial expenses			(4,400)

		45,577	(21,698)

CAJUBI
Accounts payable		2,299
Regular pension contributions		4,749	(16,845)
Other liabilities		479,862
Actuarial expenses			(320,751)
Financial expenses			(20)

		486,910	(337,616)

Remuneration of Key Personnel

	December 31, 2010	December 31, 2009

Remuneration of Directors and Counsels	24,545	16,435
Salaries and social charges	4,821	4,167
Others	3,051	2,554

	32,417	23,156

143 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

46	Main Consolidated Financial Statement Impacts resulting from the first-time adoption of IFRS as compared to U.S GAAP

We present below the reconciliations between the shareholders’ equity under U.S. GAAP presented in the consolidated financial statements included in the December 31, 2009 Form 20-F filed with the SEC, as at December 31, 2008 (equivalent to the date of transition to IFRS, January 1, 2009) and at December 31, 2009 and the comprehensive income (loss) under U.S. GAAP for the year ended at December 31, 2009 and the corresponding balances as adjusted to IFRS.

Presented below are the explanations regarding relevant adjustments impacting the shareholders’ equity and the comprehensive income (loss):

	As of the transition date January 1, 2009	As of December 31, 2009
Shareholders’ equity as originally presented under US GAAP	69,730,480	69,797,754
Post employment obligations (h)	238,410	107
Fixed assets (a),(c), (f)	561,991	1,793,196
Fair value of investments (b)	(2,326,343)	(3,610,178)
Equity (b)	446,727	1,673,157
Shareholders Remuneration (g)	9,336,958	—
Regulatory assets and liabilities (e)	(232,896)	(283,815)
Consolidation adjustments (a) (d)	(167,405)	(54,920)
Others	(278,016)	63,749
Shareholders’ equity as presented under IFRS	77,309,906	69,379,050

144 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

46	Main Consolidated Financial Statement Impacts resulting from the first-time adoption of IFRS as compared to U.S GAAP —Continued

		For the year ended December 31, 2009
Comprehensive income (loss) as originally presented under US GAAP
	Net Income	Other Comprehensive Income	Total Comprehensive Income
As originally presented under US GAAP	(1,633,485)	2,522,195	888,710
Impairment Reversal	673,232		673,232
Pension Plan	454,373	1,045,555	(591,182)
Consolidation	597,566	472,416	1,069,982
Income TAX	(137,304)		(137,304)
IFRIC 12	(74,456)		(74,456)
Equity	1,346,502	807,523	538,979
Others	(23,712)	8,556	(4,844)
As presented under IFRS	1,250,140	1,112,977	2,363,117

Presented below are the explanations regarding relevant adjustments in the balance sheets and in the income statement:

a) Itaipu Binacional Consolidation

Itaipu Binacional is a joint venture owned equally by ELETROBRAS and ANDE - Administración Nacional de Eletricidad (a company owned by the Government of Paraguay). It was created by an international treaty entered into by the governments of Brazil and Paraguay, which establishes the overall terms and conditions that apply to Itaipu Binacional, ELETROBRAS is responsible for acquiring and reselling its share (50%) of the electric power generated by Itaipu Binacional and all the relevant decisions are taken by unanimously. For IFRS purposes, Itaipu Binacional is classified as a joint venture, which the Company accounts for by a proportional consolidation (50%).

However, Itaipu Binacional shareholders’ equity is not sufficient to allow it to fund its activities, consequently, it needs financial support from ELETROBRAS and the Brazilian Federal Government (ELETROBRAS’ majority shareholder). Of ITAIPU’s BINACIONAL debt, 42% is financed by ELETROBRAS and 56% by the Brazilian Treasury. In addition, even though ELETROBRAS is responsible for commercializing its share (50%) of the electric power generated by Itaipu Binacional, historically the Company has been responsible for the consumption of about 96% of all the electric power generated by Itaipu Binacional.

Based on the reasons discussed above, Itaipu Binacional has been fully included in the US GAAP consolidated financial statements of ELETROBRAS, in accordance with ASC-810 Consolidation. The adjustments noted in the “Itaipu” column relate to the additional 50% consolidated for US GAAP purposes.

b) Investments

145 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

Under US GAAP, ASC 320, “Investments in Debt and Equity Securities”, an entity, at acquisition, shall classify equity securities into trading securities, available for sale securities or held-to-maturity and it is also permitted for entities to measure investments in debt and equity securities at fair value when there is readily determinable fair value information.

Investments in associates were not accounted using equity method under USGAAP due to the inability of obtaining financial information from such associates, therefore it was concluded that there was no significant influence under USGAAP (ASC 323 “Investments: Equity method and Joint ventures”). Accordingly, investments in associates were classified as available for sale securities. These investments are recognized at their publicly quoted market price, when available and under cost basis as per ASC 325 “Cost method investments” when readily determinable fair value information is not available.

Under IFRS, these investments in associates have been accounted for using the equity method, and as a result, the fair value adjustment under US GAAP was reversed and the respective equity method adjustment has been recorded, including dividends received.

c) IFRIC 12

According to IFRIC 12, when an operator is remunerated by the users of public service, arising from obtaining the right to charge them a given price and for a period agreed with the grantor, the amount extended by the operator in the acquisition of this right is recognized as an intangible asset.

On the other hand, when the remuneration of the investment made by the operator is the responsibility of the grantor, and the agreement establishes that there is an unconditional right to receive cash or other financial asset, whether or not the infrastructure (demand) is actually used over the period of the concession, a financial asset must be recognized. This was applied for the Company’s transmissions concessions, and thus, resulted in the recognition of a financial asset.

In the electricity generation business, except for Itaipu and Amazonas Energia, IFRIC 12 is not applicable, and the infrastructure remains classified as fixed assets. However, the interpretation is applicable to electricity distribution and transmission, and these businesses qualify in the mixed model (a split between intangible and financial assets) and in the financial model, respectively.

With respect to Itaipu, all of the infrastructure was classified as being in the scope of IFRIC 12 due to the following specific facts:

•

Itaipu Binacional is governed by a Bilateral Treaty signed in 1973 in which were established tariff conditions, the basis of tariff formation being determined exclusively to cover expenses and the debt service of this Company.

•	Tariff basis and trading terms are in force until 2023, which corresponds to a significant part of the useful life of the plant.

The infrastructure was classified as a financial asset under IFRS, which was treated as fixed assets under USGAAP. This resulted in the reclassification of accounts receivable, reimbursement rights, fixed assets, reimbursement obligations, and suppliers as a financial asset. There was also an impact on income statement mainly due to differences between amortization rates based on consession terms for IFRS and regulatory depreciation rates for USGAAP purposes.

d) Consolidation of SPE’s

Special purpose entities (“SPE”), which were previously not consolidated, started to be consolidated in compliance with IFRS. The Company started to take into effect the proportional consolidation of the investments qualifying as joint venture from January 1, 2009. These entities were not

146 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

consolidated for US GAAP purposes due to the inabity of obtaining financial information from such entities.

e) Regulatory Assets and Liabilities

Under US GAAP, the recoverable costs to be deferred under ASC 980 – Regulated Operations, are classified as Deferred Regulatory Assets since this amount will be recovered through future tariffs.

However, for IFRS purposes, regulatory assets and liabilities subject to tariff adjustment in subsequent periods are not provided for in the current accounting framework of IFRS and, as such, were reverted in all presented periods.

f) Reversal of Impairment

In prior years, the Company recorded an impairment in the amount of approximately R$ 673 million for certain electricity generation fixed assets. In 2009, a new analysis was performed by the Company, based mainly in a new fact which is related to the renewal of a concession for an additional period of 20 year of impaired assets. This fact resulted in the reversal of impairment under IFRS. However, impairment reversals are not allowed under US GAAP.

g) Shareholders remuneration

The Company declared dividends in prior years that, based on statutory law, were not paid due to the shortage of cash, and such dividends were recorded in a reserve in the equity accounts as allowed in the Brazilian legislation. Under USGAAP these dividends have always been recorded as a liability. Payment of these dividends was determined in 2009. For IFRS purposes these dividends were treated as liability only starting from December 31, 2009, thus reverting the liability under USGAAP against equity as of January 1, 2009.

h) Post employment obligations

Although there are no significant differences in the actuarial calculation of post-employment obligations for IFRS compared to US GAAP, it is required that the accumulated unrecognized actuarial gains and losses can be recognized at the first-time adoption of IFRS, in the opening balance as of January 1, 2009. Additionally, the Company is no longer applying the “corridor” approach for IFRS. Instead the Company recognizes all actuarial gain or losses through other comprehensive income, whereas the “Corridor” method was still applicable for US GAAP in 2009.

Under IFRS, the Company adopted the limit criteria for recognition of the actuarial asset as provided for in IFRIC 14, and the minimum funding requirements also provided for in the referred standard. These adjustments were taken into effect substantially in the opening balance.

i) Deferred Income and Contribution Taxes

In compliance with IAS 12, a number of adjustments result in a deferred income tax adjustment as they do not have an immediate impact for tax purposes.

47	Subsequent Events

I	UHE Teles Pires

On January 19, 2011, the special purpose company Companhia Hidroelétrica Teles Pires was established for the purpose of building, generating and maintaining UHE Teles Pires. Eletrosul holds

147 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

an equity interest of 24.5%, Furnas Centrais Elétricas S.A. holds 24.5%, Neoenergia S.A. holds 50.1% and Odebrecht Participações S.A. 0.90%.

II	Interconnection of Manaus to SIN

The interconnection of the region to the National Interconnected System - SIN by means of construction of the 500 kV Transmission Line Tucuruí-Manaus, expected to be concluded in 2012. A federal government work budgeted at R$ 3,340,000, will benefit, directly or by neighbouring detours, the cities of Urucará, Itapiranga, Silves, São Sebastião do Uatumã, Parintins, Maués, Barreirinha, Boa Vista do Ramos, Nova Olinda do Norte, Itacoatiara, up to the substation of Cariri in the Manaus region.

III	Transformation of generating units - Bifuels

Continuing with the project of transformation of generating units for use of natural gas, R$ 14,000 was invested for the conversion of two units MS70001B of Mauá plant and four units LM6000, expected to start commercial operations between January and March, 2011.

IV	Broadband

Telecomunicações Brasileiras S.A. - Telebrás is negotiating with Eletrobras the use of its optic fiber network to put into practice the National Broadband Plan (PNBL), expected to be operational in 2011.

V	Capital increase

The Decree w/No. of September 29th, 2010, authorized Eletrobrás to increase its capital by the means of a subscription of shares, using the amount equivalent to Advances for Future Capital Increase (AFAC). The Board of Directors, through Deliberation on June 29, 2010 and the 155th Extraordinary Shareholders’ Meeting of Eletrobras, on January 11, 2011, approved the capital increase in the amount equivalent to R$ 5,148,764, considering the private share subscription for holders of common shares and preferred shares Class “B”, resulting in the issue of 220,277,010 new shares, distributed as follows: 182,026,770 common shares (ON) and 38,250,240 preferred shares, Class “B”. Subscription in preferred shares, Class “A”, given that these could be subscribed until June 1969, according to paragraph 1 of Article 8 of the by-laws of Eletrobras. The referred increase was granted by the 157th Extraordinary Shareholders’ Meeting of Eletrobras, held on March 16, 2011. Capital increased from R$ 26.156.567 to R$ 31,305,331, divided into 1,087,050,297 common shares, 146,920 preferred shares Class “A” and 265,436,883 preferred shares Class “B”, all with no par value. The shares issued through this subscription will be remunerated with the same amount of dividends per share, to be approved in the 51st Ordinary Shareholders’ Meeting.

VI	Energy tariff of Itaipu

The Senate approved, on May 11, 2011, the Legislative Decree Project authorizing the Brazilian government to increase from US$ 120 million to US$ 360 million per year the amount paid by Brazil for energy from Itaipu related to the part not used by Paraguay, with an impact on the resale tariff for consumers and, therefore, acquired without an impact on the results of the Company

VII	Concession of UHE Xingó

The National Electricity Agency - ANEEL rejected, on May 10, 2011, the request for adjustment of the concession period of Usina Hidrelétrica Xingó. Such request was made to ANEEL in 2004 and the present action does not impact the Financial Statements of the Company, so Management adopted the assumption that, for this UHE, the final concession term in 2015 and, as a calculation base of the indemnification, the residual book value, a condition under which the decision of that Agency does not change the equity position and the Company’s results.

148 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Consolidated Financial Statements

for the year ended December 31, 2010

In thousands of reais

It is worth mentioning that the first of the 6 hydrogenerators of UHE Xingó started commercial operations in December, 1994, and the last one in August 1997. Therefore, by considering the final term of the concession in 2015, ANEEL understands that the total period of the concession, summed to its extension, is 20 years.

José da Costa Carvalho Neto	Armando Casado de Araújo
Chief Executive Officer	Financial and Investors’ Relations Director

Valter Luiz Cardeal de Souza	Miguel Colasuonno
Engineering Officer	Administrative Officer

Pedro Carlos Hosken Vieira	José Antônio Muniz Lopes
Distribution Officer	Transmission Officer

João Vicente Amato Torres
Accountant
CRC-RJ-057.991/O-S-DF

*    *    *

149 of 149