Form 20-F/A
period 2010-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2011-12-02
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1

FORM 20-F/A

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12-b-2 of the Exchange Act.

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

- i -

Explanatory Note—Amendment

We, Centrais Elétricas Brasileiras S.A.—Eletrobras, are filing this Form 20-F/A solely to include in our Annual Report on Form 20-F for the year ended December 31, 2010 (or Annual Report), pursuant to Rule 3-09 of Regulation S-X, consolidated financial statements and accompanying notes of Companhia de Transmissão de Energia Elétrica Paulista (or CTEEP). As of December 31, 2010, we owned a 35.42% interest in CTEEP.

Rule 3-09 of Regulation S-X provides that if a 50% or less owned person accounted for by the equity method meets the first or third condition of the significant subsidiary tests set forth in Rule 1-02(w) of Regulation S-X, substituting 20% for 10%, separate financial statements for such 50% or less owned person shall be filed. As CTEEP met such test as of and for the year ended December 31,2009, we have included in this Form 20-F/A the audited financial statements as of and for the years ended December 31, 2010 and 2009. Items 17, 18 and 19 are the only portion of the Annual Report being supplemented or amended by this Form 20-F/A.

This Form 20-F/A does not change any other information set forth in the original Form 20-F filed by us for the year ended December 31, 2010.

In connection with the filing of this Form 20-F/A and pursuant to Securities and Exchange Commission rules, we are including currently dated certifications required by Rules 13a-14(a) and 13a-14(b). This Form 20-F/A does not otherwise update any exhibits as originally filed and does not otherwise reflect events occurring after the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with any of our filings with the SEC subsequent to the filing of the Annual Report.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1 of our Annual Report as well as the audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 of CTEEP beginning on page F-1 of this Form 20-F/A. Companhia Energética do Maranhão S/A (or CEMAR), Companhia Estadual de Distribuição de Energia Elétrica (or CEEE D), Companhia Estadual de Geração e Transmissão de Energia Elétrica (or CEEE-GT) and CTEEP constituted significant subsidiaries in 2009 under IFRS. In accordance with Rule 3-09 of Regulation S-X, audited financial statements as of and for the years ended December 31, 2009 and 2010 of CEMAR, CEEE-D and CEEE-GT will be filed subsequently as a further amendment or amendements to our Annual Report.

1

ITEM 19. EXHIBITS

Item 19 of our Annual Report on Form 20-F for the year ended December 31, 2010, filed on October 17, 2011, is amended by the addition of the following exhibits:

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A.—Eletrobras.

2

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its Annual Report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.— ELETROBRAS

By:	/s/ José da Costa Carvalho Neto
Name: José da Costa Carvalho Neto
Title: Chief Executive Officer

By:	/s/ Armando Casado de Araújo
Name: Armando Casado de Araújo
Title: Chief Financial Officer

3

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the year ended December 31, 2010 and 2009

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH THE

INTERNATIONAL FINANCIAL

REPORTING STANDARDS (IFRS).

DECEMBER 31, 2010 AND 2009 WITH

INDEPENDENT AUDITORS’ REPORT

Directa Auditores Rua Vergueiro, 2016, 8 e 9 andares - Vila Mariana 04102-000 - São Paulo - SP Tel.: 11 2141-6300 - Fax: 11 2141-6323 www.directapkf.com.br

INDEPENDENT AUDITORS’ REPORT ON THE

CONSOLIDATED FINANCIAL STATEMENTS

To the Management and Shareholders’

CTEEP—Companhia de Transmissão de Energia Elétrica Paulista

São Paulo—SP

We have audited the accompanying consolidated balance sheet of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista (“Company”), and subsidiaries as of December 31, 2010 and 2009 , and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the IASB (International Accounting Standards Board).

São Paulo, November 16, 2011.

Directa Auditores

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2009

(IN THOUSANDS OF REAIS)

	Note	2010	2009
Assets
Current
Cash and cash equivalent	5	54,983	43,234
Accounts receivable	6	1,424,390	1,430,606
Inventories		44,791	43,328
Values receivable—Treasury secretary	7	22,938	19,439
Taxes and contributions payable	8	11,230	213,317
Advanced expenses		2,611	3,768
Others		35,802	17,190

		1,596,745	1,770,882

Non-current
Long term receivable
Accounts receivable	6	4,225,309	3,656,679
Values receivable Treasury secretary	7	681,129	557,027
Tax benefit—incorporated premium	9	147,911	176,743
Deferred income tax and social contribution	26	28,050	28,420
Escrows and related deposits	10	42,248	43,946
Inventories		184,264	126,854
Others		6,624	4,382

		5,315,535	4,594,051

Fixed assets	11	9,194	10,260
Intangible assets	12	9,944	12,882

		19,138	23,142

		5,334,673	4,617,193

Total assets		6,931,418	6,388,075

The notes are part of the consolidated financial statements.

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2009

(IN THOUSANDS OF REAIS)

	Note		2010	2009
Liabilities and shareholders’ equity
Current
Loans and financing	13		332,413	592,129
Debentures	14		2,154	—
Suppliers			93,964	70,806
Taxes and social charges payable	15		88,745	88,505
Taxes paid in installments—Law no. 11.941	16		10,353	9,853
Regulatory charges payable	17		49,559	40,018
Interests on shareholders’ equity and dividends payable	21	(b)	193,822	6,116
Allowances	18		22,662	27,688
Values payable—CESP foundation	19		6,503	6,917
Others			13,874	29,313

			814,049	871,345

Non-current
Long term payable
Loans and financing	13		540,032	457,281
Debentures	14		553,639	—
Taxes paid in installments—Law no. 11.941	16		144,964	137,885
PIS and COFINS deferred			117,632	60,218
Deferred income tax and social contribution	26		9,352	3,060
Regulatory charges payable	17		2,174	3,269
Allowances	18		161,688	167,953
Special liabilities—reversal/amortization	20		24,053	24,053

			1,553,534	853,719

Net equity	21
Capital	21	(a)	1,119,911	1,063,049
Capital reserve	21	(c)	2,231,113	2,259,945
Profit reserve	21	(d)	1,014,124	971,069
Distribution proposal of additional dividend	21	(b)	198,021	368,282
Advance for future capital increase			666	666

			4,563,835	4,663,011

Total liabilities and net equity			6,931,418	6,388,075

The notes are part of the consolidated financial statements.

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

DECEMBER 31, 2010 AND 2009

(IN THOUSANDS OF REAIS, EXCEPT FOR EARNINGS PER SHARE IN REAIS)

	Note	2010	2009
Net operating revenue	22	2,256,286	2,149,012
Construction and maintenance and operation services costs	23	(948,270)	(714,992)

Gross income		1,308,016	1,434,020

Operating (expenses) revenue
General and administrative	23	(129,851)	(213,641)
Management fees	23	(8,082)	(9,362)
Financial expenses	24	(152,253)	(177,138)
Financial revenue	24	47,557	156,027
Other expenses, net	25	(23,840)	(48,146)

Operating profit		1,041,547	1,141,760

Income tax and social contribution
Current	26	(222,630)	(278,654)
Deferred	26	(6,746)	(1,131)

		(229,376)	(279,785)

Net income of the year		812,171	861,975

Basic and diluted earnings per share (in Reais)		5.36207	5.75533

The Company did not determine other items that are characterized as “comprehensive income” under IAS 1, in the periods presented and therefore is not presenting the statement of comprehensive income.

The notes are part of the consolidated financial statements.

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

DECEMBER 31, 2010 AND 2009

(IN THOUSANDS OF REAIS)

			Profit reserves
	Capital	Capital reserve	Legal reserve	Statutory reserve	Unrealized profit	Reserve of earned income	Accrued profits	Proposal of distribution of additional dividends	Advance for future capital increase	Total
On January 1, 2009	1,000,000	2,286,374	133,753	100,000	38,809	619,121	—	228,390	666	4,407,113

Capital increase	63,049	(26,429)	—	—	—	—	—	—	—	36,620
Realization of reserve of unrealized profit	—	—	—	—	(2,276)	—	2,276	—	—	—
Payment of dividends								(228,390)		(228,390)
Interest on prescribed shareholders’ equity	—	—	—	—	—	—	283			283
Prescribed dividends	—	—	—	—	—	—	307			307
Net income of the year	—	—	—	—	—	—	861,975			861,975
Allocation of profit:
Constitution of legal reserve	—	—	41,401	—	—	—	(41,401)	—	—	—
Constitution of statutory reserve	—	—	—	6,305	—	—	(6,305)	—	—	—
Reserve of earned income		—	—	—	—	33,956	(33,956)	—	—	—
Interest on shareholders’ equity (R$ 1.671031 per share)	—	—	—	—	—	—	(250,610)	—	—	(250,610)
Interim dividends (R$ 1.094182 per share)	—	—	—	—	—	—	(164,287)	—	—	(164,287)
Proposed dividends (R$ 2.444514 per share)	—	—	—	—	—	—	(368,282)	368,282	—

On December 31, 2009	1,063,049	2,259,945	175,154	106,305	36,533	653,077	—	368,282	666	4,663,011

Capital increase (Note 21.a)	56,862	(28,832)	—	—	—	—	—	—	—	28,030
Realization of reserve of unrealized profit (Note 21.b)	—	—	—	—	(3,240)	—	3,240	—	—	—
Payment of dividends (Note 21.b)	—	—	—	—	—	—	—	(368,282)	—	(368,282)
Interest on prescribed shareholders’ equity (Note 21.b)	—	—	—	—	—	—	774	—	—	774
Prescribed dividends (Note 21.b)	—	—	—	—	—	—	1,748	—	—	1,748
Net income of the year	—	—	—	—	—	—	812,171	—	—	812,171
Allocation of profit:
Constitution of legal reserve (Note 21.b and 21.d.i)	—	—	40,609		—	—	(40,609)	—	—	—
Constitution of statutory reserve (Note 21.b and 21.d.ii)	—	—		5,686	—	—	(5,686)	—	—	—
Interest on shareholders’ equity (R$ 1.660255 per share) (Note 21.b)	—	—	—	—	—	—	(251,593)	—	—	(251,593)
Interim dividends (R$ 2.120969 per share) (Note 21.b)	—	—	—	—	—	—	(322,024)	—	—	(322,024)
Proposed dividends (R$ 1.304237 per share) (Note 21.b)	—	—	—	—	—	—	(198,021)	198,021	—	—

On December 31, 2010	1,119,911	2,231,113	215,763	111,991	33,293	653,077	—	198,021	666	4,563,835

The Company did not determine other items that are characterized as “comprehensive income” under IAS 1, in the periods presented and therefore is not presenting the statement of comprehensive income.

The notes are part of the consolidated financial statements.

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED ON DECEMBER 31, 2010 AND 2009

(IN THOUSANDS OF REAIS)

	2010	2009
Cash flow from operating activities
Net income of the year	812,171	861,975
Adjustments to reconcile net income to cash from operating activities
Federal VAT( PIS and COFINS) deferred	60,023	50,521
Depreciation and amortization	6,047	4,713
Deferred income tax and social contribution	6,746	1,131
Allowance for contingencies	1,042	3,087
Residual value of written off permanent assets	1,563	175
Tax benefit—incorporated premium	28,832	28,832
Interest and exchange and monetary variation on assets and liabilities	127,062	65,523
Loss on change of interest in joint subsidiary	160	—

(increase) decrease of assets
Accounts receivable	(582,470)	(470,589)
Inventories	(58,873)	(67,673)
Values receivable—Treasury secretary	(122,256)	(102,199)
Taxes and contributions payable	202,055	(210,077)
Escrows and related deposits	1,704	7,942
Others	(76,114)	8,578

Increase (decrease) of liabilities
Suppliers	22,746	34,513
Taxes and social charges payable	396	69,030
Taxes paid in installments—Law no. 11.941	—	147,738
Regulatory charges payable	8,445	3,955
Allowances	(12,307)	(19,425)
Values payable CESP foundation	(414)	704
Others	47,730	19,997

Net cash from operating activities	474,288	438,451

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED STATEMENTS OF CASH FLOWS—CONTINUED

YEARS ENDED ON DECEMBER 31, 2010 AND 2009

(IN THOUSANDS OF REAIS)

	2010	2009
Cash flow from investing activities
Fixed assets	(3,605)	(5,238)
Intangible assets	—	(4,342)

Net cash applied in investing activities	(3,605)	(9,580)

Cash flow from financing activities
Loans additions	993,458	576,959
Payment of loans (includes interest)	(728,747)	(480,785)
Dividends paid	(751,675)	(641,455)
Payment of capital	28,030	36,620

Net cash used in financing activities	(458,934)	(508,661)

Net increase (decrease) in cash and cash equivalent	11,749	(79,790)

Cash and cash equivalent at the end of the year	54,983	43,234
Cash and cash equivalent at the beginning of the year	43,234	123,024

Change in cash and cash equivalent	11,749	(79,790)

The total interest paid during the period was R$ 135,548 (12.31.2009—R$ 63,994) relating to loans and financing described in Note 13.

The notes are part of the consdolidated financial statements.

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

(IN THOUSAND OF REAIS, EXCEPT AS OTHERWISE INDICATED)

1.	OPERATING CONTEXT

1.1	Corporate purpose

CTEEP—Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP” or “Company”) is a publicly held corporation, authorized to operate as a public utility of electric power, having as main activities the planning, construction and operation of power transmission systems, as well as research and development programs with respect to power transportation and other activities related to the available technology, and its activities are regulated and supervised by the National Electric Power Agency—ANEEL.

The Company arising from a partial spin-off of Companhia Energética de São Paulo (“CESP”) and started its business operations on April 1, 1999. On November 10, 2001, acquired EPTE—Empresa Paulista de Transmissão de Energia Elétrica S.A. (“EPTE”), a company arising from the partial spin-off of Eletropaulo—Eletricidade de São Paulo S.A.

In a privatization auction held on June 28, 2006, the Stock Exchange of São Paulo—BOVESPA, under Call for Tender SF/001/2006 the state government of São Paulo, until then majority shareholder, disposed of 31,341,890,064 common shares held by it, corresponding to 50.10% of the common shares issued by CTEEP. The company that won the auction was Interconexión Eléctrica S.A. E.S.P.

The financial settlement was carried out on July 26, 2006 with the consequent transfer of ownership of said shares to ISA Capital do Brasil S.A. (“ISA Capital”), a Brazilian company controlled by Interconexión Eléctrica S.A. E.S.P. (“ISA”), incorporated to operate in Brazil, which thereby became the parent company of CTEEP. Such operation was approved by ANEEL, on July 25, 2006, according to Authorizing Resolution 642/06, published at the Official Gazette of July 26, 2006.

The Company’s shares are traded on BOVESPA. Additionally, CTEEP has an “American Depositary Receipts” program—ADRs—Rule 144 in the United States. The ADRs depositary is The Bank of New York, and Banco Itaú S.A. is the custodian.

In September 2002, the Company adhered to the different practices of Corporate Governance—Level 1 of BOVESPA. The commitments assumed arising from said adhesion ensure greater transparency of the Company with the market, investors and shareholders, facilitating the follow-up of the Management’s acts.

The Company has preferred shares included in BOVESPA Index—IBOVESPA and is also part of the Corporate Governance Index—IGC and Electric Power Index—IEE.

1.2	Concessions

The Company has the right to explore, whether directly or indirectly, the following concession contracts of Public Utilities of Power Transmission:

					Annual revenue allowed - RAP
Concessionaire	Contract	Interest (%)	Term (years)	Maturity	R$	Base Month
CTEEP	059/2001		20	07.07.15	1,746,374	06/10
CTEEP	143/2001		30	12.20.31	14,384	06/10
IEMG (Note 2.4)	004/2007	60	30	04.23.37	12,873	06/10
IENNE (Note 2.4)	001/2008	25	30	03.16.38	33,327	06/10
Pinheiros (Note 2.41)	012/2008	100	30	10.15.38	6,756	06/10
Pinheiros (Note 2.4)	015/2008	100	30	10.15.38	11,383	06/10
Pinheiros (Note 2.4)	018/2008	100	30	10.15.38	2,903	06/10
IESul (Note 2.4)	013/2008	50	30	10.15.38	4,068	06/10
IESul (Note 2.4)	016/2008	50	30	10.15.38	7,323	06/10
IEMadeira (Note 2.4)	013/2009	51	30	02.25.39	176,249	11/08
IEMadeira (Note 2.4)	015/2009	51	30	02.25.39	151,788	11/08
Serra do Japi (Note 2.41)	026/2009	100	30	11.18.39	21,804	05/09

Due to the acquisition of the controlling interest of CTEEP by ISA Capital, on June 28, 2006, an Addendum to concession contract 059/2001 was executed—ANEEL of CTEEP on January 29, 2007, in order to reflect such reality of the new controlling shareholder. In such addendum, the conditions initially agreed were maintained and added a clause defining that the premium paid in the auction, as well as the special liabilities and values arising from State Law 4,819/58 set forth in Call for Tender SF/001/2006 will not be considered by ANEEL for evaluation purposes of the financial and economic concession Also as a result of such addendum, ISA Capital do Brasil S.A. and Interconexión Eléctrica S.A. E.S.P. (Colombia) undertake to make capital contributions to CTEEP.

On May 8, 2009, through auction ANEEL #. 001/2009, held at the Stock Exchange of Rio de Janeiro, in a public session performed by BM&FBOVESPA CTEEP participated in consortia that took lots C, D and E. Below the details of the taken lots:

Lot C—TL Porto Velho—Jauru

Lot C refers to the third circuit of transmission line—TL in 230 kV between Jauru (Mato Grosso) and Porto Velho (Rondônia), totaling 987 km. To exploit this TL was constituted on July 2, 2009, Linha Verde Transmissora de Energia S.A. On May 19, 2010, Linha Verde filed, with ANEEL, an application for prior consent for the transfer of the shares held by CTEEP to Abengoa Concessões Brasil Holding S.A.

This project has an estimated investment of R$ 380 million and annual revenue allowed (RAP) of R$ 42.7 million, base May 2009. The Company’s shareholding in the undertaking is 25.5%. The beginning of operation is scheduled for November 2011.

Lot D—TL Porto Velho—Rio Branco

This lot refers to the second circuit of the TL in 230 kV between Porto Velho (Rondônia), Abunã and Rio Branco (Acre), totaling 487 km. To exploit this TL was constituted on July 2, 2009, Rio Branco Transmissora de Energia S.A. On October 29, 2010, Rio Branco filed, with ANEEL, an application for prior consent for the transfer of the shares held by for Centrais Elétricas do Norte do Brasil S.A.—Eletronorte.

On February 15, 2011 ANEEL decided through Authorizing Resolution # 2774, the request for transfer of shares held by CTEEP to Centrais Elétricas do Norte do Brasil S.A.—Eletronorte.

Lot E—TL Jauru—Cuiabá and substation and Jauru

This lot refers to TL in 500 kV between Jauru and Cuiabá (Mato Grosso), totaling 348 km, and substation Jauru of 500/230 kV. To exploit these facilities were constituted on July 2, 2009, Transmissora Matogrossense de Energia S.A. On May 14, 2010, CTEEP transferred the Matogrossense’s shares owned by it to Mavi Engenharia e Contruções Ltda.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

2.1	Basis of preparation and presentation

The consolidated financial statementshave been prepared in compliance with the IFRS issued by the International Accounting Standards Board—IASB.

The consolidated financial statements were based on the historical cost, except where otherwise stated, as described in the accounting practices below. Historical cost is usually based on the fair value of the considerations paid for the assets.

2.1.1	Effects of the first adoption of the IFRS

The consolidated financial statements for the year ended on December 31, 2010, are the first presented in accordance with the IFRS. These financial statements were exclusively prepared to meet the filling of the 20F of the Investor, Centrais Eletricas Brasileiras S/A—Eletrobras, and do not present data referring to the balance of January 01, 2009. In the measurement of adjustments to opening balances and preparation of the balance sheet on the transition date, the Company applied the mandatory exceptions and certain optional exemptions from retrospective application provided for in IFRS 1—First-time Adoption of International Accounting Standards, as described in the notes below.

The reconciliations for the previous accounting practices are demonstrated as follows:

i) Balance Sheet

			December 31, 2009			January 1, 2009
	Item 2.1.2		BR GAAP	Effect of transition to IFRS	IFRS	BR GAAP	Effect of transition to IFRS	IFRS
Assets
Current
Cash and cash equivalent			43,234	—	43,234	123,024	—	123,024
Accounts receivable	(a	)	289,536	1,141,070	1,430,606	299,329	1,044,342	1,343,671
Inventories			43,328	—	43,328	31,952	—	31,952
Values receivable—Treasury department			19,439	—	19,439	19,786	—	19,786
Taxes and contributions payable			213,317	—	213,317	3,240	—	3,240
Tax benefit—incorporated premium	(b	)	28,832	(28,832)	—	28,832	(28,832)	—
Deferred taxes	(c	)	31,472	(31,472)	—	11,315	(11,315)	—
Advanced expenses	(a	)	2,661	1,107	3,768	2,917	—	2,917
Others			17,290	(100)	17,190	31,942	(9,849)	22,093

			689,109	1,081,773	1,770,882	552,337	994,346	1,546,683

Non-current
Long term receivable
Accounts receivable	(a	)	62,074	3,594,605	3,656,679	45,088	3,197,934	3,243,022
Values receivable Treasury department			557,027	—	557,027	454,639	—	454,639
Tax benefit—incorporated premium	(b	)	147,911	28,832	176,743	176,743	28,832	205,575
Deferred income tax and social contribution	(c	)	67,078	(38,658)	28,420	76,648	(49,523)	27,125
Escrows and related deposits			43,946	—	43,946	51,860	—	51,860
Inventories	(a	)	—	126,854	126,854	—	70,557	70,557
Others			4,382	—	4,382	2,407	—	2,407

			882,418	3,711,633	4,594,051	807,385	3,247,800	4,055,185

Fixed assets	(a	)	4,676,574	(4,666,314)	10,260	4,234,614	(4,226,640)	7,974
Intangible assets	(a	)	73,004	(60,122)	12,882	75,267	(64,774)	10,493

			4,749,578	(4,726,436)	23,142	4,309,881	(4,291,414)	18,467

			5,631,996	(1,014,803)	4,617,193	5,117,266	(1,043,614)	4,073,652

Total assets			6,321,105	66,970	6,388,075	5,669,603	(49,268)	5,620,335

i) Balance sheet—Continued

			December 31, 2009			January 1, 2009
	Item 2.1.2		BR GAAP	Effect of transition to IFRS	IFRS	BR GAAP	Effect of transition to IFRS	IFRS
Liabilities and shareholders’ equity
Current
Loans and financing			592,129	—	592,129	345,502	—	345,502
Suppliers			70,806	—	70,806	36,293	—	36,293
Taxes and social charges payable			88,505	—	88,505	19,476	—	19,476
Taxes paid in installments—Law no. 11.941			9,853	—	9,853	—	—	—
Regulatory charges payable			40,018	—	40,018	36,528	—	36,528
Interests on shareholders’ equity and dividends payable	(e	)	374,398	(368,282)	6,116	233,272	(228,390)	4,882
Allowances	(a	)	27,688	—	27,688	34,921	(26)	34,895
Values payable—CESP foundation			6,917	—	6,917	6,210	—	6,210
Adjustment installment	(a	)	21,277	(21,277)	—		—	—
Others	(a	)	29,309	4	29,313	6,781	25	6,806

			1,260,900	(389,555)	871,345	718,983	(228,391)	490,592

Non-current
Long term payable
Loans and financing			457,281	—	457,281	511,286	—	511,286
Taxes paid in installments—Law no. 11.941			137,885	—	137,885	—	—	—
Deferred PIS and COFINS	(a	)	—	60,218	60,218	—	9,697	9,697
Income tax and social contribution deferred	(c	)	—	3,060	3,060	—	637	637
Regulatory charges payable			3,269	—	3,269	2,805	—	2,805
Allowances			167,953	—	167,953	174,152	—	174,152
Values payable—CESP foundation	(e	)	13,601	(13,601)	—	68,503	(68,503)	—
Special liabilities reversal/ amortization			24,053	—	24,053	24,053	—	24,053
Adjustment installment	(a	)	21,277	(21,277)	—	—	—	—
Discount	(f	)	49,540	(49,540)	—	66,525	(66,525)	—

			874,859	(21,140)	853,719	847,324	(124,694)	722,630

Net equity
Capital			1,063,049	—	1,063,049	1,000,000	—	1,000,000
Capital reserve			2,259,945	—	2,259,945	2,286,374	—	2,286,374
Profit reserve	(a	)	861,686	109,383	971,069	816,256	75,427	891,683
Proposal of distribution of additional dividends	(d	)	—	368,282	368,282	—	228,390	228,390
Advance for future capital increase			666	—	666	666	—	666

			4,185,346	477,665	4,663,011	4,103,296	303,817	4,407,113

Total liabilities and shareholders’ equity			6,321,105	66,970	6,388,075	5,669,603	(49,268)	5,620,335

ii) Net equity

	Item 2.1.2		12.31.2009	01.01.2009
Net equity BRGAAP			4,185,346	4,103,296
Concession contracts	(a	)	112,959	—
Deferred income tax and social contribution	(c	)	(66,718)	(59,601)
Accounting of proposal of payment of dividends	(d	)	368,282	228,390
Benefit to employees	(e	)	13,601	68,503
Discount	(f	)	49,541	66,525

			4,663,011	4,407,113

iii) Income statement of the year ended on December 31, 2009

	Item 2.1.2	BR GAAP	Effect of transition to IFRS	IFRS
Net operating revenue	(a)	1,656,478	492,534	2,149,012
Cost of operation services	(a)(e)	(350,991)	(364,001)	(714,992)

Gross income		1,305,487	128,533	1,434,020

operating (expenses) revenue
General and administrative	(e)	(149,999)	(63,642)	(213,641)
Management fees	(a)	(8,105)	(1,257)	(9,362)
Financial expenses	(a)	(174,285)	(2,853)	(177,138)
Financial income	(a)	154,150	1,877	156,027
Other expenses, net	(f)	(31,162)	(16,984)	(48,146)

Operating profit		1,096,086	45,674	1,141,760

Income tax and social contribution
Current		(278,654)	—	(278,654)
Deferred	(c)	10,587	(11,718)	(1,131)

		(268,067)	(11,718)	(279,785)

Net income of the year		828,019	33,956	861,975

iv) Cash flow for the year ended on December 31, 2009

	Item 2.1.2	BR GAAP	Effect of transition to IFRS	IFRS
Cash flow from operating activities	(a)(c) (e)(f)	1,099,402	(660,951)	438,451
Cash flow from investing activities	(a)	(670,531)	660,951	(9,580)
Cash flow from financing activities		(508,661)	—	(508,661)

2.1.2	Description of adjustments

The following is a description of the main adjustments arising from new accounting pronouncements affecting the Company’s financial statements:

a)	Concession contracts (IFRIC 12)

From January 1, 2010 (opening effects January 1, 2009 for comparison purposes) the Company has adopted and used for purposes of classification and measurement of concession activities the provisions of interpretation of the IFRIC12 of the IASB. This interpretation directs the concessionaires on the accounting method of public utility concessions to private entities when:

•	the grantor controls or regulates which services should be provided, to whom the services should be provided and the price to be charged; and,

•	the grantor controls—through ownership, enjoyment or otherwise—any significant residual interest in the infrastructure at the end of the concession.

For qualified concession contracts for application of the IFRIC 12, the infrastructure built, expanded, reinforced or improved by the operator is not recorded as fixed assets of the operator because the concession contract does not transfer to the concessionaire the right of control (nor the ownership) of the infrastructure of public utilities. Only the assignment of ownership of such property for performance of public utilities is provided, and they (fixed assets) are reversed to the grantor after the termination of the respective contract. The operator has the right to operate the infrastructure for the provision of public utilities on behalf of the grantor, in accordance with the contract.

Thus, under the concession contracts within the scope of the IFRIC 12, the concessionaire acts as service provider. The concessionaire constructs, expands, reinforces or improves the infrastructure (construction services) used to provide a public utility and operate and maintain such infrastructure (operation and maintenance services) during a given term. The concessionaire must measure and record revenue for services provided in accordance with the Technical Pronouncements of the IAS 11 as issued by IASB and Revenue IAS 18 as issued by IASB. If the concessionaire performs more than one service (e.g., construction or improvement services and operation services) governed by a single contract, the remuneration received or receivable shall be allocated based on relative fair values related of services if the values are separately identified. Thus, the consideration for the construction services or improvements made in the assets of the concession will be classified as financial assets, intangible assets, or both.

The financial assets arises to the extent that the operator has the unconditional contractual right to receive cash or another financial assets of the grantor for the construction services, the grantor has little or no option to avoid payment, usually because the contract is enforceable by law. The concessionaire has an unconditional right to receive cash if the grantor guarantees payment in a contract (a) of the predetermined or determinable values or (b) failure, if any, of amounts received from users of public utilities in relation to predetermined or determinable values, even if payment is conditioned to guarantee by the concessionaire that the infrastructure meets the specific quality or efficiency requirements. The intangible assets arises to the extent that the operator receives a right (permission) to charge users of public utilities. This right is not an unconditional right to receive cash because the values are conditioned to use of the utilities by the public. If the construction services of the concessionaire are partially paid in financial assets and partially in intangible assets, it is necessary to record each component of the compensation of the concessionaire separately. The compensation received or receivable for both components should be initially recorded at fair value received or receivable.

The criteria used for adopting the interpretation of the concessions held by the Company and the impact of its first-time adoption are described below:

•	IFRIC 12 was considered applicable to all contracts of public-private service to which the Company is a party.

•

All grants were classified within the model of financial assets, and revenue recognition and cost of works related to the formation of financial assets by the method of percentage of evolution. The financial assets of compensation are recognized when construction is completed and included as remuneration of construction services.

The provisions of IFRIC 12 were applied retroactively to the concessions of the subsidiaries IEMADEIRA, IESUL, IENNE, IEMG, Serra do Japi and Pinheiros, and the effects of the adoption on January 1, 2009 (beginning of the oldest period used for comparative purposes) were recalculated and the cumulative effects attributed to the components of the net equity. Given the impossibility of reliably reconstructing the historical data, the prospective application was adopted for the concession contracts entered into by CTEEP.

As defined in the contracts, the termination of the concession will lawfully determine the reversal of the property related to the service to the grantor, proceeding to surveys and assessments, as well as determining the amount of compensation payable to the concessionaire, meeting the values and dates of its incorporation to the electrical system. The Company believes that the value of the compensation to which it is entitled shall correspond to the New Value of Replacement adjusted for accumulated depreciation for each item. Considering the uncertainties existing in the power market, the Company estimated the compensation value of its assets based on their respective book values, which is the amount that the Management believes to be the minimum guaranteed by the rules in force. Whereas the Management constantly monitors electricity regulation in case of changes in these laws which may change the estimate of the compensation value of the assets, the accounting effects of these changes will be addressed prospectively in the Financial Statements. However, the Management reiterates its commitment to continue to defend the interests of the Company’s shareholders in realizing these assets in order to maximize the return on the capital invested in the concession, within the legal limits. This compensation is part of the remuneration of construction services and is recognized at the time the work is finished.

The Company determined the fair value of the construction services considering that the projects have enough margin to cover the construction costs certain expenses of the construction period. The actual interest rate that compensates the financial assets arising from construction services was determined by considering the return expected by shareholders on assets with such characteristics.

Financial assets are classified as loans and receivables and the financial income monthly determined is recorded directly in the income.

The construction revenue and financial income calculated on the financial assets of construction are subject to the approval of the Social Integration Program—PIS and Turnover Tax on Gross Profit—cumulative COFINS recorded in “deferred taxes” account on non-current liabilities.

b)	Tax benefit—incorporated premium of the parent company (IAS 38)

The tax benefit—incorporated premium of the parent company previously presented in the current assets was reclassified for non-current assets.

c)	Deferred income tax and social contribution (IAS 12)

Recognized on temporary differences at the end of each year between the balances of assets and liabilities recognized in the financial statements and the corresponding tax bases used in calculating the taxable income. Deferred tax assets and liabilities are measured at the rates applicable for the period in which it is expected that the liabilities are settled or the assets are realized, based on the tax rates provided for in the tax laws in force.

Additionally, as established by IAS 1, the deferred taxes originally presented in the current assets were reclassified for non-current assets.

Equity adjustments arising from recognition of the concession contracts according to IFRIC 12, as well as deferred income tax and social contribution by the Company’s subsidiaries.

d)	Accounting of proposal of payment of dividends

This rule clarifies that the statement of dividends, exceeding the minimum required, after the accounting period referred to the financial statements should not be recognized as a liability, because it does not meet the criteria of this obligation at the date of the financial statements as defined in IAS 37—Allowances, Contingent Liabilities and Contingent Assets.

The dividends stated after the accounting period referred to the financial statements and not paid over the minimum required, for the years 2008 and 2009 were recognized as an adjustment in the statement of equity and were reversed in the “dividends payable” in the balance sheets and were reversed in the account of “dividends payable” in the balance sheet, where they were originally presented.

e)	Benefits to employee—CESP Foundation (IAS 19)

This pronouncement provides guidance on recognition, measurement and disclosure of the benefits to employees.

The actuarial calculations of the pension and retirement plans sponsored by the Company have, since the year 2008, surplus that, since they use the corridor method, generate not recognized gains. However, the gain does not exceed the asset ceiling established by IAS 19.

f)	Discount

Represented by the discount determined on the acquisition of 49% of the common shares of EPTE—Empresa Paulista de Transmissão de Energia Elétrica S.A. These shares are owned to the Treasury State Office in São Paulo and Companhia Paulista de Administração de Ativos—CPA and were acquired on March 26, 1999, by CESP—Companhia Energética de São Paulo. In the partial spin-off of CESP, said determined shares and discount were transferred to CTEEP. EPTE was acquired by the Company on November 10, 2001. The discount was recorded in accrued profits as a bargain purchase.

2.1.3	Mandatory exceptions and optional exemptions on adoption of new accounting pronouncements

Based on IFRS 1 in the first-time adoption of new pronouncements the application of voluntary procedures is permitted, in case of divergences as to the accounting practices previously adopted, but the rule also prohibits the adjustment of certain transactions retrospectively.

The Management’s judgment as to optional and mandatory exemptions in the first-time adoption of new pronouncements is described as follows:

a)	Optional exemptions

•

Measurement of fixed assets at fair value: the Company by not considering the balance relevant, chose not to remeasure its fixed assets at fair value (“deemed cost”) on the date of transition by keeping the assets based on historical cost of acquisition, as previously allowed.

•

Additionally, the effects of depreciation resulting from the first regular review of the remaining useful and economic life of the fixed assets as determined by IAS 16 were not considered relevant by the Company’s management.

•

Measurement of the concession contracts: due to inability to reliably reconstruct the historical data, the Company adopted the pronouncement prospectively from the date of the opening balance for concession contracts no. 059 and no. 143 of CTEEP.

b)	Mandatory exemptions

The estimates used in accounting practices applied after the opening balance sheet should not be adjusted on the transition date, except if they represent change in accounting policy or there is evidence of error. The Company kept the estimates used prior to the opening balance sheet.

2.2	Functional and presentation currency

The consolidated financial statements are presented in reais, the currency of the primary economic environment in which the company and its subsidiariesoperate (“functional currency”).

2.3	Judgment, significant accounting estimates and assumptions

The preparation of consolidated financial statements requires that the Management makes judgments, using estimates and assumptions based on objective and subjective factors, to determine the appropriate values to record certain transactions affecting assets, liabilities, revenue and expenses. Actual income from these transactions may differ from such estimates.

These judgments, estimates and assumptions are reviewed at least annually and any adjustments are recognized in the period when estimates are reviewed.

Critical judgments, estimates and assumptions are related to the following aspects: record of concession contracts, time of recognition of financial assets, determination of the revenue from construction and operation and maintenance, definition of the actual interest rate of the financial assets, credit risk analysis and other risks to determine the need for allowance, including allowances for tax, civil and labor contingencies.

•	Record of concession contracts

In recording concession contracts the Company makes analysis involving the judgment of the Management substantially in relation to: applicability of the interpretation of concession contracts, determination and classification of expenditures for construction, expansion and reinforcements as financial assets. The accounting treatment for each concession contract of the Company and its characteristics are described in note 2.1.2.a and 6.

•	Time of recognition of the financial assets

The Company’s management evaluates the time of recognition of the financial assets based on the economic characteristics of each concession contract. The recording of additions subsequent to the financial assets only occur when the provision of construction service related to expansion/improvement/reinforcement of the infrastructure that represents potential to generate additional revenue. For these cases, the obligation of construction is not recognized upon execution of the contract, but it will at the time of construction, in consideration of financial assets. The financial assets for indemnity is recognized when the construction is completed, and included as remuneration of the construction services.

•	Determination of the actual interest rate of the financial assets

The actual interest rate is the rate that exactly discounts the payments or receipts of the estimated future cash through the expected life of the instrument. If the entity reviews its estimates of payments or revenue, the book value of financial assets is adjusted to reflect actual and reviewed cash flows estimates, and the adjustment is recognized as revenue or expense in the income.

•	Determination of revenue from construction

When the concessionaire provides construction services, construction revenue is recognized at fair value and related costs transformed into expenses related to the construction service provided and, thus, determine the profit margin. In recording of construction revenue the Company Management evaluates issues related to the primary responsibility for providing construction services, even in cases of outsourcing of services, management costs and/or monitoring of work, considering that the projects include sufficient margin to cover the construction costs plus certain expenses of the construction period. All premises described are used for purposes of determining the fair value of the construction activities.

•	Value of indemnified assets

As defined in the contracts, the termination of the concession will lawfully determine the reversal of the property related to the service to the grantor, proceeding to surveys and assessments, as well as determining the amount of compensation payable to the concessionaire, meeting the values and dates of its incorporation to the electrical system. The Company believes that the compensation value to which it is entitled shall correspond to the New Value of Replacement adjusted for accumulated depreciation for each item. Considering the existing uncertainties today in the power market, the Company estimated the compensation value of its assets based on its respective book values, and this is the amount that the Management believes to be the minimum guaranteed by the rules in force. Whereas the Management constantly monitors electricity regulation in case of changes in these laws which may change the estimate of the compensation value of the assets, the accounting effects of these changes will be addressed prospectively in the Financial Statements. However, the Management reiterates its commitment to continue to defend the interests of the Company’s shareholders in realizing these assets in order to maximize the return on the capital invested in the concession, within the legal limits.

•	Determination of operation and maintenance revenue

When the concessionaire provides services for operation and maintenance, the revenue is recognized at fair value and respective costs, according to the completion stage of the contract.

•	Value and useful life of the fixed assets

The Company did not consider the balance of the fixed assets important and therefore chose not to adopt the deemed cost practice as provided for in IAS 16 Fixed Assets.

Additionally, the depreciation effects resulting from the first regular analysis of the remaining useful and economic life of the fixed assets as determined by IAS 16 were not considered relevant by the Company’s management.

2.4	Consolidation procedures

The consolidated financial statements include the financial statements of CTEEP, its subsidiaries and its joint ventures.

Control is obtained when the Company has the power to control financial and operating policies of an entity to obtain benefits from its activities.

The subsidiaries and joint ventures are fully and proportionally consolidated, respectively, from the date on which control, shared control, begins to the date on which control, shared control, ceases to exist.

On December 31, 2010 the interests in subsidiaries were as follows:

	Base date of the financial	Interest %
	statements	2010	2009
Subsidiaries
Interligação Elétrica Pinheiros S.A. (Pinheiros)	12.31.2010	100	100
Interligação Elétrica Serra do Japi S.A. (Serra do Japi)	12.31.2010	100	100

Joint ventures
Interligação Elétrica de Minas Gerais S.A. (IEMG)	12.31.2010	60	60
Interligação Elétrica Norte e Nordeste S.A. (IENNE)	12.31.2010	25	25
Interligação Elétrica do Sul S.A. (IESUL)	12.31.2010	50	100
Interligação Elétrica do Madeira S.A. (IEMADEIRA)	12.31.2010	51	51

Linha Verde Transmissora de Energia S.A., Rio Branco Transmissora de Energia S.A. and Transmissora Matogrossense de Energia S.A, are not included in the consolidation, as the Company has not paid in its interest in the capital of these companies.

The following procedures were adopted in the preparation of the consolidated financial statements:

•	elimination of the net equity of subsidiaries;

•	elimination of equity in the earnings; and

•	elimination of the balances of assets and liabilities, revenue and expenses among consolidated companies.

Accounting practices were applied uniformly in all consolidated companies. All the consolidated companies had their financial statements audited by our independent auditors for the purposes of consolidation.

a)	Information on investments in subsidiaries

	Base date	Amount of common shares held	Interest in paid-in capital - %	Paid-in capital	Net equity	Income
Pinheiros	12.31.2010	198,199,000	100.0	198,200	202,142	3,236
	12.31.2009	127,170,999	100.0	127,171	127,877	703

Serra do Japi	12.31.2010	19,348,000	100.0	19,348	19,869	520
	12.31.2009	10,202,199	100.0	10,203	10,204	2

Interligação Elétrica Pinheiros S.A. (Pinheiros)

Pinheiros was incorporated on July 22, 2008 with the aim of exploring the concession of electric power transmission public utility, particularly the transmission lines and substations auctioned in Lots E, H and K of ANEEL Auction no. 004/2008.

Lot	Composition	Voltage (kV)
E	Transmission line Interlagos—Piratininga II (SP)	345
	Substation Piratininga II (SP)	345/138/88
H	Substations Mirassol II, Getulina and Araras (SP)	440/138
K	Substation Atibaia II (SP)	345/138

This project has an estimated investment of R$ 355.1 million and annual revenue allowed (RAP) of R$ 21.0 million. Araras substation entered into operation on September 5, 2010. Substation Getulina entered into operation on March 10, 2011, substation Mirassol on April 17, 2011. All others are expected to enter into operation as of the fourth quarter of 2011.

Interligação Elétrica Serra do Japi S.A. (Serra do Japi)

Serra do Japi was incorporated on July 01, 2009 with the aim of exploring the concession of electric power transmission public utility, particularly substations of Jandira and Salto auctioned in Lot I of ANEEL Auction no. 001/2009.

This project has an estimated investment of R$ 182.3 million and annual revenue allowed (RAP) of R$ 21.8 million, base May 2009. It is expected to enter into operation in November 2011.

b)	Information on investments in joint ventures

	Base date	Amount of common shares held	Interest in paid-in capital - %	Paid-in capital	Net equity	Income
IENNE	12.31.2010	81,079,000	25.0	324,314	338,188	9,305
	12.31.2009	46,901,000	25.0	187,604	192,173	4,370

IEMG	12.31.2010	47,313,175	60.0	78,855	85,689	2,166
	12.31.2009	47,313,175	60.0	78,855	83,523	2,696

IESUL	12.31.2010	44,135,999	50.0	88,272	90,339	1,744
	12.31.2009	6,835,999	100.0	6,836	7,157	320

IEMadeira	12.31.2010	123,164,000	51.0	241,499	251,321	8,430
	12.31.2009	52,631,286	51.0	103,199	104,591	1,392

By the date of preparation of the financial statements, the Company had not paid-in its interest in the capital of Linha Verde Transmissora de Energia S.A. and Rio Branco Transmissora de Energia S.A.

Interligação Elétrica Norte e Nordeste S.A. (IENNE)

IENNE was incorporated on December 3, 2007 with the aim of exploring the concession of electric power transmission public utility, particularly the transmission lines Colinas (Tocantins)—Ribeiro Gonçalves (Piauí) and Ribeiro Gonçalves—São João do Piauí (Piauí), both in 500 kV, totaling 720 km.

In 2011, IENNE received authorization to operate.

Interligação Elétrica de Minas Gerais S.A. (IEMG)

IEMG was incorporated on December 3, 2007 with the aim of exploring the concession of electric power transmission public utility, particularly the transmission line in 500 kV Neves 1—Mesquita (Minas Gerais), totaling 172 km.

In 2009, IEMG was allowed to operate commercially.

In a mail dated August 6, 2010, Cymi Holding S.A. notified to CTEEP its intention to alienate, to a third party, for the price of R$ 14,531 thousand, its corresponding interest of 40% of IEMG’s capital. In the CTEEP Management Board meeting of September 6, 2010, the exercise of preferential rights to buy 40% of shares of IEMG capital held by Cymi Holding S.A. was approved, in the terms and conditions of the offer made by a third party.

The operation was conditioned to the meeting of certain conditions precedent, among them the approval by CADE (Economic Defense Administrative Council), by BNDES and ANEEL, which occurred on December 7, 2010, December 16, 2010 and December 21, 2010, respectively. Other than the mentioned approvals, the conditions precedent mentioned certain documents which would be provided by the seller and were presented on January 28, 2011.

After the fulfillment of all conditions, on February 03, 2011, CTEEP paid cash for the acquisition of interest on IEMG the amount of R$ 15,283, correspondent to the offered price monetarily adjusted.

The management has found the offered price as the fair value of the IEMG net assets.

R$ thousand
Amount offered by third party	15,283

Negociated interest	40%

Amount offered equivalent to 100%	38,206

With that in mind, the Company reassessed its previous interest of 60 % of IEMG capital by its fair value on the acquisition date, as if the amount of R$ 38,206 were offered for 100% of capital interest and recorded on the income of the 2nd quarter of 2011, the resulting loss:

R$ thousand
Fair value of net asset	38,206

Previous interest	60%

Fair value of investment (A)	22,924

R$ thousand
Net asset (as of December 31, 2010)	85,690

Previous CTEEP interest	60%

Investment’s accounting value (B)	51,414

Loss in acquisition of control of IEMG (B—A)	28,490

As a result of this operation, the investment balance of the Company on IEMG, on the transaction date has become the fair value, that is, R$ 38,206, which is different from the accounting value of the IEMG shareholders’equity.

The fair value of assets and liabilities identifiable, acquired by IEMG are, as follows:

	Accounting 31.12.2010	Adjustments fair value	Fair value of net assets
Cash and Cash Equivalents	5,436	—	5,436
Accounts Receivable	10,898	—	10,898
Other Current Assets	545	—	545
Accounts Receivable—concession	150,341	(68,342)	81,999
Income Tax and Social Contribution differred	—	24,461	24,461
Other Non Current Assets	2,977	—	2,977

	170,197	(43,881)	126,316

Loans and Financing	(5,291)	—	(5,291)
Suppliers	(1,428)	—	(1,428)
Other Current Liabilities	(1,045)	—	(1,045)
Loans and financing—non current	(57,425)	—	(57,425)
Income Tax and Social Contribution differed	(3,778)	—	(3,778)
PIS and COFINS differred	(15,540)	—	(15,540)
Provisions for Contingencies	—	(3,603)	(3,603)

	(84,507)	(3,603)	(88,110)

	85,690	(47,484)	38,206

The methodology used by the Company to determine the fair value of accounts receivable of the concession was future cash flow discounted the effective interest rate as of the acquisition date.

Interligação Elétrica Sul S.A. (IESUL)

IESUL was incorporated on July 23, 2008 with the aim of exploring the concession of electric power transmission public utility, particularly the transmission lines and substations auctioned in Lots F and I of ANEEL Auction #. 004/2008.

Lot	Composition	Voltage (kV)
F	Transmission line Nova Santa Rita—Scharlau (RS)	230
	Substation Scharlau (RS)	230/138
I	Transmission line Joinville Norte (SC)—Curitiba C2 (PR)	230
	Transmission line Jorge Lacerda B—Siderópolis C3 (SC)	230
	Substation Forquilhinha (SC)	230/69

This project has an estimated investment of R$ 188.7 million and annual revenue allowed (RAP) of R$ 11.4 million. The Transmission line Nova Santa Rita—Scharlau and Scharlau substation entered into operation on December 09, 2010. The others are expected to enter into operation from the 4st quarter of 2011.

Interligação Elétrica do Madeira S.A. (IEMadeira)

IEMADEIRA was incorporated on December 18, 2008 with the aim of exploring the concession of electric power transmission public utility, particularly the transmission lines and substations auctioned in Lots D and F of ANEEL Auction # 007/2008.

Lot	Description	Term (months)
D	Transmission line Coletora Porto Velho – Araraquara 2, nº 01, In CC, 2375 Km	36
F	Rectifying station no. 02 CA/CC, 3150 MW; Inverter station nº 02 CC/CA, 2950 MW	50

This project has an estimated investment of R$ 3,169.3 million and annual revenue allowed (RAP) of R$ 328.0 million, base November 2008. The respective facilities are expected to enter into operation in mid-2012 (Lot D) and 2013 (Lot F).

3.	SIGNIFICANT ACCOUNTING PRACTICES

3.1	Determination of the income

The income of the operations is determined in accordance with the accrual basis.

3.2	Revenue recognition

The revenue is recognized in accordance with the provisions of IFRIC 12. The concessionaires should register and measure the revenue of the services provided in compliance with technical pronouncements IAS 11—Construction Contracts and IAS 18—Revenue (operation and maintenance services), even when provided under a single concession contract. The revenue of the Company is:

a)	Construction revenue

Refers to the services of construction, expansion and reinforcement of the electric power transmission facilities. They are recognized according to the stage of completion of the works and calculated adding federal VATs (PIS and COFINS) rates to the investment value, since the projects include sufficient margin to cover the construction costs plus certain expenses of the construction period, whereas much of its facilities is constructed through outsourced contracts with unrelated parties.

b)	Financial income

Refers to interest recognized by the straight line method based on the actual interest rate on the amount receivable from construction revenue. The actual interest rate is determined by discounting the estimated future cash flows over the expected life of the financial assets on the initial book value of these financial assets.

c)	Operation and maintenance revenue

Refers to the operation and maintenance services of the electric power transmission facilities in order not to interrupt the availability of these facilities.

3.3	Current and deferred income tax and social contribution

They are determined by meeting the provisions of the applicable law, based on the net income, adjusted by the inclusion of non-deductible expenses, excluding non-taxable revenue and inclusion and/or exclusion of temporary differences. From 2009, the Company chose the Quarterly Taxable Income basis. By 2008, the option was the Annual Taxable Income basis.

Current and deferred income tax and social contribution of the year are calculated based on rates of 15%, plus an additional fee of 10% on taxable income in excess of R$ 240 for income tax and 9% on taxable income for social contribution on the net income and consider the loss carry forwards and negative basis of social contribution, limited to 30% of the taxable income. Except for Interligação Elétrica de Minas Gerais S.A. (IEMG), Interligação Elétrica Pinheiros S.A. (“Pinheiros”) and Interligação Elétrica do Sul S.A. (“IESUL”), which chose the Taxable Income basis, the other subsidiaries are considered, for tax purposes, in pre-operating phase.

Tax deferred assets arising from temporary differences were recorded in accordance with CVM Instruction no. 371 of June 27, 2002 and IAS 12—Income Taxes, and consider the history of profitability and the expectation of generating future taxable income based on a technical feasibility study approved by the management. The recovery of the balance of deferred tax assets is reviewed at the end of each year, and when it is not probable that future taxable income will be available to allow recovery of any assets or part thereof, the balance of assets is adjusted by the amount expected to recover.

Deferred tax assets and liabilities are measured at the rates applicable for the period in which it is expected that the liabilities are settled or the assets are realized, based on the tax rates provided for in the tax laws in force at the end of each year, or when a new law has been substantially approved.

The deferred tax assets and liabilities are offset only when there is a legal right to offset the current tax assets with the current tax liabilities and when they are related to taxes administered by the same tax authority and the Company intends to liquidate the net value of its current tax assets and liabilities.

3.4	Financial instruments

a)	Financial assets

(i)	Classification and measurement

Financial assets are classified into the following specific categories: financial assets at fair value through profit or loss, held to maturity investments, financial assets available for sale and loans and receivables. When an equity instrument is not quoted in an active market and its fair value can not be measured reliably, this is measured at cost and tested for impairment.

The classification depends on the purpose of the financial assets and is determined on the date of initial recognition. All usual acquisitions or disposals of financial assets are recognized or written-off based on the trade date. Usual acquisitions or disposals correspond to acquisitions or disposals of financial assets that require delivery of assets within the term established by regulation or market practice.

The actual interest method is used to calculate the amortized cost of a debt instrument and assign its interest income over the corresponding period. The actual interest rate is the rate that exactly discounts the estimated future cash receipts during the estimated life of the debt instrument or, when appropriate, for a shorter period, for the net book value on the date of initial recognition. Revenue is recognized based on the actual interest rate for debt instruments not characterized as financial assets at fair value through profit or loss.

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognized values and there is the intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously.

•	Financial assets at fair value through profit and loss

Financial assets are classified at fair value through profit or loss when they are held for trading or designated at fair value through profit and loss. Financial assets at fair value through profit or loss are carried at fair value and any gains or losses are recognized in the income. Net gains or losses recognized in the income incorporate dividends or interest determined by the financial assets, and are included under “Others gains and losses”, “in the statement of comprehensive income.

Financial assets are classified as held for trading if (i) are acquired primarily to be sold in the short term, or (ii) on initial recognition are part of a portfolio of identified financial instruments that the Company jointly manages and have a recent actual standard to obtain short-term profits, or (iii) are derivatives that have not been designated as an actual hedge instrument.

Financial assets other than those held for trading may be designated at fair value through profit or loss on initial recognition if (i) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise, or (ii) the financial assets are part of a group of managed assets or financial liabilities or both, and their performance is assessed based on the fair value in accordance with the documented strategy of risk or investment management of the Company, and when information about the grouping is provided internally with the same basis; or (iii) they are part of a contract containing one or more embedded derivatives and IAS 39 allow the combined contract is fully designated at fair value through profit or loss.

On December 31, 2010 and 2009 the financial assets in this category are related to cash and cash equivalent.

•	Loans and receivables

Included in this classification are non-derivative financial assets with fixed or determinable receivable, which are not quoted on an active market. Are recorded in current assets, except, where applicable, those with a maturity term of more than 12 months after the balance sheet date which are classified as non-current assets.

Loans and receivables are measured at amortized cost using the actual interest method, less any loss for impairment. Interest revenue is recognized by applying the actual interest rate, except for short-term credits when the recognition of interest would be immaterial. On December 31, 2010 and 2009, the Company’s financial assets classified in this category included the accounts receivable and values receivable—Treasury department.

(ii)	Impairment of the financial assets

Financial assets, except those designated at fair value through profit or loss, are assessed by indicators of the impairment at the end of each reporting period. The losses for impairment are recognized if, and only if, there is objective evidence of the impairment of the financial assets as a result of one or more events that occurred after initial recognition, with impact on the estimated future cash flows of such assets.

The book value of the financial assets is reduced directly by the loss for impairment for all financial assets, except for accounts receivable when the book value is reduced by using an allowance. Subsequent recoveries of amounts previously written off are credited to the allowance. Changes in the book value of the allowance are recognized in the income.

(iii) Written-off of the financial assets

The Company writes off financial assets, only when the contractual rights to cash flows from such assets expire, or it transfer the assets and substantially all risks and benefits of the ownership to the other company. If the Company neither transfers nor substantially retains all risks and benefits of the ownership of the financial assets, but still control the assets transferred, the retained interest and liabilities in values that should be payable are recognized. If it substantially retains all the risks and benefits of ownership of the financial assets transferred, the Company continues to recognize such assets, in addition to a loan secured by the revenues received.

In writing off all the financial assets, the difference between the book value of assets and the sum of the consideration received and receivable and accrued gain or loss that was recognized in “Other comprehensive income and accumulated in equity is recognized in the income.

b)	Financial liabities

Financial liabilities are classified at fair value through profit or loss when they are held for trading or designated at fair value through profit and loss. The other financial liabilities (including loans) are measured at amortized cost using the actual interest method.

c)	Derivative instruments and hedging activities

The Company has no policy on the use of derivative financial instruments, as well as does not have any contracts that may be considered derivative instruments.

3.5	Cash and cash equivalent

Cash and cash equivalent include cash, bank deposits and short-term investments.

For an investment to be qualified as a cash equivalent, it needs to be readily convertible at known cash amount and should be subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has short-term maturity, for example, three months or less from the date of acquisition.

3.6	Accounts receivable

Financial assets classified as loans and receivables, includes values receivable relating to construction services, financial income and operation and maintenance services, as well as the value of indemnified assets.

The indemnified assets, recorded at the end of construction, refers to the estimated share of investments made and not amortized until the end of the concession and to which the Company will be entitled to receive cash or other financial assets, upon termination of the concession contract As defined in the contracts, the termination of the concession will lawfully determine the reversal of the property related to the service to the grantor, proceeding to surveys and assessments, as well as determining the amount of compensation payable to the concessionaire, meeting the values and dates of its incorporation to the electrical system. The Company believes that the value of the compensation to which it is entitled shall correspond to the New Value of Replacement adjusted for accumulated depreciation for each item. Considering the existing uncertainties today in the power market, the Company estimated the compensation value of its assets based on its respective book values, and this is the amount that the Management believes to be the minimum guaranteed by the rules in force.

Whereas the Management constantly monitors electricity regulation in case of changes in these laws which may change the estimate of the compensation value of the assets, the accounting effects of these changes will be addressed prospectively in the Financial Statements. However, the Management reiterates its commitment to continue to defend the interests of the Company’s shareholders in realizing these assets in order to maximize the return on the capital invested in the concession, within the legal limits.

Based on the assessment of impairment made by the Company, no provision was made for doubtful trade accounts.

3.7	Inventories

The inventories are stated at lower of cost value and net realizable value. The inventories costs are determined by the average cost method. Net realizable value corresponds to the estimated sales price of inventories, net of all estimated costs for completion and costs required to carry out the sale.

3.8	Fixed assets

Basically represented by the administrative assets. The depreciation is calculated by the straight line method considering the useful life of the property.

Other expenses are capitalized only when in case of increase of the economic benefits of the item of the fixed assets. Any other type of expense is recognized in income as an expense when incurred. The Company did not consider the balance of the fixed assets important and therefore chose not to adopt the deemed cost practice as provided for in IAS 16—Fixed Assets.

Additionally, the depreciation effects resulting from the first regular analysis of the remaining useful and economic life of the fixed assets as determined by IAS 16 were not considered relevant by the Company’s management.

3.9	Intangible assets

Basically represented by the expenses incurred when implementing ERP. The amortization is calculated by the straight line method considering the useful life of said system.

Additionally, the amortization effects resulting from the first regular analysis of the remaining useful and economic life of the intangible assets as determined by IAS 16 were not considered relevant by the Company’s management.

3.10	Leases

a)	The Company as lessee

•	Operating leases

Payments relating to operating leases are recognized as expense by the straight line method during the effectiveness of the contract, unless when another systematic basis is more representative to reflect the time when the economic benefits from the leased assets are consumed. The contingent payments from operating leases are recognized as expense when they are incurred.

•	Finance lease

At the beginning of the contract, finance leases are recognized as assets and liabilities on their balance sheets at amounts equal to the fair value of the leased property or, if lower, the present value of minimum lease payments.

The discount rate used in calculating the present value of minimum lease payments is the interest rate implicit in the lease, if it is practicable to determine, otherwise, the incremental financing rate of the lessee is used. Any initial direct costs of the lessee are added to the amount recognized as asset.

b)	The Company as lessor

The rental revenue arising from the operating lease is recognized by the straight line method during the effectiveness of said lease. Initial direct costs incurred in negotiating and preparing an operating lease are added to the book value of leased assets and recognized also by the straight line method during the effectiveness of the lease.

3.11	Other current and non-current assets

They are presented at their net realizable value.

The allowance for doubtful accounts consists of values considered unlikely to realize on the balance sheet date.

3.12	Current and non-current liabilities

They are stated at known or estimated amounts including, when applicable, related charges, monetary or exchange variations incurred through the balance sheet date.

3.13	Allowances

Allowances are recognized for the present obligations (legal or constructive) arising from past events, where it is possible to reliably estimate the values and whose settlement is likely to occur.

The amount recognized as allowance is the best estimate of the consideration required to settle the obligation at the end of each year, considering the risks and uncertainties related to the obligation. When the allowance is measured based on estimated cash flows to settle the obligation, its book value corresponds to the present value of such cash flows.

When some or all of the economic benefits required to settle an allowance are expected to be recovered from a third party, an asset is recognized if, and only if the reimbursement is virtually certain and the value can be measured reliably.

Allowances for the lawsuits are recognized when the Company and its subsidiaries whether or not have a present obligation formalized as a result of past events, and it is probable that an outflow of resources is required to settle the obligation and the value can be reliably estimated. The allowances are quantified at the present value of expected disbursement to settle the liabilities, using the appropriate discount rate according to the risks related to liability.

They are adjusted through the balance sheet dates by the estimated amount of probable losses, according to their natures and supported by the opinion of the lawyers of the Company and its subsidiaries. The grounds and the nature of the allowances for tax, civil and labor risks are described in note 18 (b).

3.14	Retirement plan and other benefits to employees

The Company sponsors retirement plans and health care to its employees, administered by CESP Foundation.

The payments to retirement plans of defined contribution are recognized as expense when the services that grant the right to such payments are provided.

In the case of retirement plans of defined benefit, the cost for concession of the benefits is determined by the Projected Credit Unit Method based on actuarial valuation carried out annually at the end of each reporting period. Actuarial gains and losses that exceed 10% of the greatest value in the previous year, between the present value of the liabilities with the defined benefits and the fair value of the plan assets are amortized over the average expected remaining period of working lives of the participating employees. The past service cost is recognized immediately, to the extent that the benefits were granted, or amortized by the straight line method for the average period until the benefits are acquired.

The liability to retirement benefit recognized in the balance sheet represents the present value of the liability with defined benefits, adjusted for actuarial gains and losses not recognized and the past service cost not recognized, reduced by the fair value of the plan assets. Any assets resulting from this calculation are limited to the amount of unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

3.15	Dividends and interest on shareholders’ equity

The recognition of dividends policy is consistent with IAS 10, which provide for that the proposed dividends that are grounded in statutory obligations should be recorded in the current liabilities. The Company’s by-laws set a minimum mandatory dividend equal to 10% of the capital.

The portion of dividends above the minimum mandatory dividend, stated by the Management after the accounting period referred to in the financial statements, but before the date of authorization for issuance of said financial statements, is recorded under “Additional proposed dividend”, in the net equity, according to note 21 (b).

The Company distributes interest on shareholders’ equity, which are deductible for tax purposes and considered part of the mandatory dividends and are stated as allocation of income directly in the net equity.

3.16	Business segment

Operating segments are defined as business activities from which revenue can be obtained and incur expenses, with availability of financial information whose operating income is regularly reviewed by the management in the decision-making process.

In the opinion of the Company’s management, in spite of recognizing revenue for the construction, and operation and maintenance activities, since such revenue arises from a single relevant public utility concession contract of power transmission, CTEEP has only one business segment: electric power transmission.

4.	STANDARDS AND NEW AND REVIEWED INTERPRETATIONS BUT NOT YET ADOPTED

New pronouncements, amendments in existing pronouncements and new interpretations listed below have been published and are mandatory for financial years beginning on January 1, 2011 or later.

The Company and its subsidiaries did not adopt in advance such amendments to its consolidated financial statements of December 31, 2010.

a)	Amendment of IFRS 1 on elimination of fixed dates for the adopters of the IFRS for the first time

On December 20, 2010, IASB issued an amendment to IFRS 1—First-time Adoption of International Financial Reporting Standards (IFRS) which addresses the elimination of fixed dates for adopters of IFRS for the first time. The amendments replace the fixed date of prospective application from January 1, 2004 to the date of transition to IFRS, so that the adopters of IFRS for the first time are not required to apply IAS 39 application for writing off retrospectively.

It does not affect the Company and its Subsidiaries in view that they are presenting the IFRS for the first time on December 31, 2010, with date of opening balance of January 1, 2009.

The amendment is required to be adopted for years beginning on or after July 1, 2011 and earlier adoption is allowed.

b)	Amendment to IFRS 7 for improvements in applications for disclosures on transfers of financial assets

On October 7, 2010, IASB issued an amendment to IFRS 7—Financial Instruments: Disclosures containing improvements that increase the applications for disclosures on transfers of financial assets. The guidance for writing off of financial assets contained in IAS 39—Financial Instruments was not amended: Recognition and Measurement, which was incorporated in the reviewed version of IFRS 9—Financial Instruments.

The amendments to IFRS 7 require improvements in the current level of disclosure when assets are transferred but not written-off, and introduces new disclosures for assets that are written-off, but the entity continues to have a continuous exposure to the assets after the sale. The purpose of the amendments is to allow better understanding of the relationship between the transferred financial assets and the financial obligations and risks associated with such assets.

No material impacts are expected on the financial statements of the Company and its subsidiaries upon the adoption of the amendments of such standard. The amendments are required to be adopted for years beginning on or after July 1, 2011 and earlier adoption is allowed. Disclosures for any period presented beginning before the date of mandatory adoption of the amendments are not required.

c)	IFRS 9—Financial Instruments (reviewed in 2010)

In November 2009 IFRS 9—Financial Instruments was issued, and October 28, 2010, IASB issued a reviewed version of this standard, keeping the requirements for classification and measurement of the financial assets according to the version published in November 2009 and including guidance on the classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, IASB also incorporated in the reviewed standard guidance on written-off of financial instruments and respective implementation guidance contained in IAS 39—Financial Instruments: Recognition and Measurement.

IFRS 9 sets forth that all financial assets recognized that are inserted in the scope of IAS 39—Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, the debt instruments that are maintained according to a business model whose purpose is to receive the contractual cash flows, and have contractual cash flows which exclusively refer to payments of principal and interest on the principal due are usually measured at amortized cost at the end of subsequent accounting periods. All others debt instruments and investments in equity securities are measured at fair value at the end of the subsequent accounting periods.

The most significant effect of IFRS 9 related to the classification and measurement of financial liabilities refers to accounting of changes in fair value of a financial liability (designated at fair value through profit or loss) attributable to changes in credit risk of that liability. Specifically, in accordance with IFRS 9, with respect to financial liabilities recognized at fair value through profit or loss, the value of the change in fair value of the financial liabilities attributable to changes in credit risk of that liability is recognized in “Other comprehensive income” results in or increases the mismatched income. The changes in fair value attributable to credit risk of a financial liability are not reclassified in the income. Previously, in accordance with IAS 39, the total value of change in fair value of financial liabilities recognized at fair value through profit or loss was recognized in the income.

No material impacts are expected on the financial statements of the Company and its subsidiaries upon the adoption of this standard.

IFRS 9 reviewed has the same date of mandatory adoption as its previous version, January 1, 2013. The reviewed version allows early adoption, but if an entity decides to apply the guidance related to the classification and measurement of financial liabilities in advance, it must also apply any other requirement of IFRS 9 that was previously completed at that time The reviewed standard should be applied retrospectively in accordance with IAS 8.

d)	Amendment to IAS 12 on deferred taxes: recovery of underlying assets

On December 20, 2010, IASB issued an amendment to IAS 12—Income Taxes named Deferred Tax: Recovery of Underlying Assets. IAS 12 requires an entity to measure the deferred tax relating to assets depending on whether the entity expects to recover the book value of the assets through use or sale.

No material impacts are expected on the financial statements of the Company and its subsidiaries upon the adoption of the amendments of such standard.

The amendments are required to be adopted for years beginning on or after January 1, 2012 and earlier adoption is allowed.

e)	IAS 24—Disclosure of related party transaction (reviewed in 2009)

In 2009, IASB issued an amendment to IAS 24—Related Party Disclosures. The reviewed standard simplifies the disclosure requirements for entities that are subsidiary, joint venture or significantly influenced by a government (referred to as government-related entities) and amends the definition of a related party. The standard requires retroactive application. Thus, in the year of initial requirement, disclosures for the comparative period must be corrected.

The Company is evaluating any impact since it has related parties linked to the government.

The amendments are required to be adopted for years beginning on or after January 1, 2011 and earlier adoption is allowed.

f)	Amendment to IAS 32 on the classification of rights, options and warrants

The amendments to IAS 32—Financial Instruments: Disclosure and Presentation—addresses the criteria for classification of certain instruments denominated in foreign currency as an equity instrument or as a financial liability.

No material impacts are expected on the financial statements of the Company and its subsidiaries upon the adoption of the amendments of such interpretation.

The amendments are required to be adopted for years beginning on or after January 1, 2010 and earlier adoption is allowed.

g)	Amendment to IFRIC 14 on advanced payment of minimum funding requirement

Amendment to interpretation IFRIC 14—Limit on a Defined Benefit Asset/Minimum Funding Requirements—was made in November 2009 to address situations in which an entity advances the payment of contributions to meet the funding requirement. These advances allow that the benefit of this advance is recognized as an asset.

No material impacts are expected on the financial statements of the Company and its subsidiaries upon the adoption of the amendments of such interpretation.

The amendments are required to be adopted for years beginning on or after January 1, 2011 and earlier adoption is allowed.

h)	IFRIC 19—Extinguishment of financial liabilities with equity instruments

Interpretation issued on November 26, 2009 addressing when the financial liability ceases to exist and in turn the entity issues an equity instrument.

No material impacts are expected on the financial statements of the Company and its subsidiaries upon the adoption of the amendments of such interpretation.

The interpretation is required to be adopted for years beginning on or after July 1, 2010 and earlier adoption is permitted.

i)	Improvements to IFRS 2010

On May 6, 2010, IASB issued a document named Improvements to IFRS 2010, incorporating the amendments in seven standards. This is the third set of amendments issued through the annual process of improvement, which is designed to make the necessary but not urgent improvements in IFRS.

The Company and its subsidiaries are analyzing the possible impacts on its financial statements from the adoption of these improvements, but it is not expected that these impacts are important.

The following table summarizes all the improvements made to existing standards and interpretations:

Standard	Amendment object	Adoption and transition
	Amendments to accounting policies in the year of adoption	Mandatory adoption for years beginning on or after January 1, 2011 and earlier adoption is permitted.

IFRS 1—First-time Adoption of International Financial Reporting Standards	Revaluation as deemed cost	Mandatory adoption for years beginning on or after January 1, 2011 and earlier adoption is permitted.

	Use of the deemed cost for transactions subject to regulated prices	Mandatory adoption for years beginning on or after January 1, 2011 and earlier adoption is permitted.

	Measurement of noncontrolling interest	Mandatory adoption for years beginning on or after July 1, 2010. It should be applied prospectively from the date when the entity adopts IFRS 3 (2008). Earlier adoption is allowed.

IFRS 3—Business Combinations (2008)	Payment of share-based premiums not replaced or voluntarily replaced	Mandatory adoption for years beginning on or after July 1, 2010. It should be applied prospectively from the date when the entity adopts IFRS 3 (2008). Earlier adoption is allowed.

	Requirements of transition for contingent considerations of a business combinations that occurred before the date of mandatory adoption of IFRS 3 (2008)	Mandatory adoption for years beginning on or after June 1, 2010 and earlier adoption is permitted.

IFRS 7—Financial Instruments: Disclosures	Clarifications on disclosures	Mandatory adoption for years beginning on or after January 1, 2011 and earlier adoption is permitted.

IAS 1—Presentation of Financial Statements	Clarification on the statement of equity	Mandatory adoption for years beginning on or after January 1, 2011 and earlier adoption is permitted.

IAS 27—Consolidated and Separate Financial Statements (2008)	Requirements of transition arising from amendments introduced by IAS 27 (2008)	Mandatory adoption for years beginning on or after July 1, 2010 and earlier adoption is permitted.

IAS 34—Interim Financial Reporting	Significant events and transactions	Mandatory adoption for years beginning on or after July 1, 2011 and earlier adoption is permitted.

IFRIC 13—Customer Loyalty Programs	Fair value of premium credits	Mandatory adoption for years beginning on or after January 1, 2011 and earlier adoption is permitted.

5.	CASH AND CASH EQUIVALENT

	2010	2009
Cash and banks	628	410
Investments	54,355	42,824

	54,983	43,234

Investments are measured at fair value through profit and loss and correspond to Bank Deposit Certificates with a return linked to the variation of the Interbank Deposit Certificate—CDI and offer daily liquidity.

The Company’s exposure to interest rate risk and a sensitivity analysis of these assets are disclosed in note 28.c.iii.

6.	ACCOUNTS RECEIVABLE

The accounts receivable are as follows:

	2010	2009
Accounts receivable construction services (a)	5,405,440	4,778,963
Accounts receivable O&M services (b)	175,912	184,208
Acknowledgment of indebtedness and payment agreement (c)	68,347	124,114

	5,649,699	5,087,285

Current	1,424,390	1,430,606

Non-current	4,225,309	3,656,679

(a)	Refers to the amount receivable regarding the construction services, expansion and reinforcement of electric power transmission facilities and includes the estimated amount of investments made and not amortized until the end of the concession and to which the Company will be entitled to receive cash or other financial assets, on the termination of the concession contract. They are remunerated by the actual interest rate calculated for each concession contract.

(b)	It refers to the portion of monthly sales reported by ONS allocated for remuneration of operation and maintenance services, with average receipt term of less than 60 days.

(c)	On January 13, 2009, the Company signed an “acknowledgment of indebtedness and payment agreement” with dealers who presented accounts receivable due. This agreement provides for the receipt of the balance in 36 installments. By December 2010, all installments have been received as provided for.

These financial assets are classified as loans and receivables.

The Company has no history of losses in accounts receivable, which are secured by structures of bonds and/or access to current accounts operationalized by the National System Operator (ONS) or directly by the Company and therefore is not an allowance for doubtful accounts.

The accounts receivable are distributed as follows by maturity:

	2010	2009
To be due	5,633,208	5,082,235

Due
up to 30 days	1,498	1,084
from 31 to 60 days	846	859
more than 61 days	14,147	3,107

	16,491	5,050

	5,649,699	5,087,285

The main characteristics of the concession contracts of the consolidated are summarized below:

					Regular fee review		Construction revenue - R$ mil
Concessionaire	Contract		RAP in step	Adjustment index	Term	Next	2010	2009
CTEEP	059 SE	(*)	No	IGPM	n/a	n/a	—	—
CTEEP	059 NI	(*)	No	IGPM	4 years	2013	147,659	210,954
CTEEP	143		Yes	IGPM	n/a	n/a	—	—
IEMG	004		Yes	IPCA	5 years	2012	—	9,433
IENNE	001		No	IPCA	5 years	2013	196,149	357,916
Pinheiros	012		No	IPCA	5 years	2014	39,007	25,973
Pinheiros	015		No	IPCA	5 years	2014	114,881	90,330
Pinheiros	018		No	IPCA	5 years	2014	7,434	33,401
IESul	013		No	IPCA	5 years	2014	32,452	17,762
IESul	016		No	IPCA	5 years	2014	39,123	37,244
IEMadeira	013		No	IPCA	5 years	2014	213,188	71,639
IEMadeira	015		No	IPCA	5 years	2014	332,738	26,500
Serra do Japi	026		No	IPCA	5 years	2015	21,575	4,615

(*)	Concession contract no. 059 of CTEEP is subdivided into: SE (Existing Service) for facilities constructed until December 31, 1999, and NI (New Investments) for facilities constructed from January 1, 2000.

All concession contracts above provide for the right to indemnity at the end of effectiveness.

7.	VALUES RECEIVABLE—TREASURY DEPARTMENT

	2010			2009
	Current	Non-current	Total	Total
Contract of acknowledgment and recognition of liabilities (a)	18,991	11,078	30,069	41,576
Disposal of real estate (b)	3,947	2,303	6,250	8,642
Processing of payroll—Lei 4.819/58 (c)	—	533,866	533,866	410,127
Labor lawsuits—Lei 4.819/58 (d)	—	133,882	133,882	116,121
Family allowance—Lei 4.819/58 (e)	—	2,218	2,218	2,218
Allowance for doubtful accounts	—	(2,218)	(2,218)	(2,218)

	22,938	681,129	704,067	576,466

(a)	On May 2, 2002, an Instrument of Recognition and Consolidation of Obligations was executed with the Treasury State Office, on which the State recognizes and admits that it owes to the Company the values corresponding to the disbursements originally made by CESP from 1990 to 1999, for supplementary retirement remuneration, arising from benefits under State Law 4819/58, and the amount then acknowledged updated until January 2002, according to the variation of the Fiscal Unit of the State of São Paulo—UFESP, and from February 2002, according to the monthly variation of IGP-M plus 6% per year. The compensation will be made in 120 monthly installments, beginning on August 1, 2002 and termination expected for July 1, 2012.

(b)	On July 31, 2002, a Private Transaction Instrument was executed, with a promise of disposal of the real estate, recognition of obligations and commitment of payment, with the Treasury State Office, in which the State recognizes and admits that it owes to the Company an amount corresponding to the market value of the whole area of the real estate occupied by the state, partly used for the construction of prisons.

The state is committed, therefore, to reimburse the Company said total in 120 monthly installments, beginning on August 1, 2002 and termination expected for July 1, 2012, updated according to the monthly variation of IGP-M plus 6% interest per year.

(c)	The amount of R$ 533,866 refers to the remaining balance of processing the payroll of the supplementary retirement remuneration plan governed by State Law 4819/58, of which R$ 1,426 through individual preliminary injunction from January to August 2005 and R$ 532,440 from September 2005 to December 2010 under a court order of the 49th Labor Court of the State of São Paulo, whose payments are made by CESP Foundation, through part of the funds received from the State Government and onlent by the Company (Note 32 .c). The adjustment for inflation is not applied to this balance and no income is recorded until they are approved by the State Government for the actual payment to the Company.

(d)	Refer to certain labor claims settled by the Company, relating to retired employees under the protection of State Law 4819/58, which are the responsibility of the State Government. The adjustment for inflation is not applied to this balance and no income is recorded until they are approved by the State Government for the actual payment to the Company.

(e)	CESP made advances for payment monthly expenses relating to family allowances, arising from benefits of State Law 4819/58, being transferred to the Company on partial split-off of CESP.

Considering the expected loss, the Management made an allowance for doubtful accounts in non-current assets, amounting to R$ 2,218.

8.	TAXES AND CONTRIBUTIONS PAYABLE

	2010	2009
COFINS	3,273	156,718
PIS	803	50,016
Tax income	5,619	3,564
Social contribution	776	863
Others	759	2,156

	11,230	213,317

Due to issues related to the filling in method, the Company rectified, in October 2009, the Federal Tax Debts and Credits statements (DCTFs) from 2004 to 2007 determining credits substantially related to the contributions to PIS and COFINS. Such credits were used for the payment of taxes for the period from November 2009 to July 2010, in the disclosure above.

The changes for the year ended on December 31, 2010 are as follows:

	2010	2009
Initial balance	204,113	—
Original value of the recognized credit	—	193,139
Adjustment for inflation of the credit	3,199	99,403
Offset value	(207,312)	(88,429)

	—	204,113

9.	TAX BENEFIT—INCORPORATED PREMIUM

The premium paid by ISA Capital in the acquisition of share control of CTEEP has as economic basis the perspective of earnings during the term of operation of concession and originates from the acquisition of the concession right given by the Government, under letter b, of paragraph 2, of article 14 of CVM Instruction 247 of March 27, 1996, with the amendment introduced by CVM Instruction 285 of July 31, 1998.

Aiming to prevent the amortization of the premium negatively affects the flow of dividends to the shareholders, an Allowance for Maintenance the Integrity of the Net Equity of its merging company (PMIPL) was made in accordance with CVM Instruction No. 349, of March 06, 2001.

The amortization of the premium, net of reversal of allowance and corresponding tax credit, results in null effect in the income of the year and consequently on the calculation basis of the dividends.

The premium, which on December 31, 2007 totaled R$ 689,435 is being amortized over the remaining period of operation of the concession in monthly installments according to the projection of future profitability and, as authorized by ANEEL Resolution no. 1164 of December 18, 2007 and is composed as follows:

	Amortization -% p.a.
	Concession contract
Year	059/2001	143/2001	Total
2008 to 2012	12.20	0.10	12.30
2013 to 2015	12.73	0.02	12.75
2016 to 2031	—	0.25	0.25

For a better presentation of the financial and equity position of the Company in the financial statements, the net amount of R$ 147,911 (R$ 176,743 in 2009), which, in essence, represents the incorporated tax credit, was classified in the balance in long term receivable non-current assets as an incorporated premium tax benefit, based on the expectation of its realization.

The changes for the year ended on December 31, 2010 are as follows:

	Premium	Allowance	Net
Balance on 12.31.2008	604,634	(399,059)	205,575
Realization in the period (Note 25)	(84,800)	55,968	(28,832)

Balance on 12.31.2009	519,834	(343,091)	176,743

Balance on 12.31.2009	519,834	(343,091)	176,743
Realization in the period (Note 25)	(84,800)	55,968	(28,832)

Balance on 12.31.2010	435,034	(287,123)	147,911

10.	ESCROWS AND RELATED DEPOSITS

In the long term receivable assets, in view of the uncertainties regarding the outcome of the actions object of deposits, the Company’s procedure is to keep them at face value, not recording any kind of adjustment for inflation or income. The balance is composed as follows:

	2010	2009
Court deposits (Note 18 (b))
Labor (Note 18 (b) (i))	27,914	23,520
Tax—COFINS (b)	5,668	5,668
Social security—INSS (Note 18 (b) (iii))	2,745	8,243
Notice assessments—ANEEL (a)	5,723	6,317
Others	198	198

	42,248	43,946

a)	Refer to deposits with the purpose of annulling ANEEL assessments:

(i)	Deposit made on January 17, 2000, amounting to R$ 3,040, was requested in an annulment action filed by the Company against ANEEL (Regulatory Agency) due to tax assessment notice 001/1999-SFE that applied a fine to the Company under alleged violations for hindering the inspection work related to disturbances resulting from the interruption of transmission and distribution of electric power in Southeast, South and Midwest Regions; not meeting the stipulations of the “inspection report” and not meeting the legal duty to provide adequate service.

(ii)	Deposit made on June 17, 2003, at the amount of R$ 3,277, resulting from the issuance of the tax assessment notice 005/2002-SFE on May 7, 2002, as a result of the punitive administrative proceeding filed by ANEEL for the rupture, on January 21, 2002, of a sub conductor of transmission line of 440 kV between substations of the Company at Power Plant of Ilha Solteira and Araraquara. In July 2010, the survey of deposit made duly adjusted for inflation was granted in view of the granting of the action.

(iii)	Deposit made on August 29, 2008 at the amount of R$ 2,139, aiming to annul the assessment notice no. 062/2007 related to the failure to meet the date for installation of 3rd 345/88 kV transformer bank of SE Baixada Santista, authorized by ANEEL Resolution no. 197 of 05/04/2004.

(iv)	Deposit made on September 17, 2008, at the amount of R$ 544, aiming to annul the assessment notice no. 001/2008 related to the failure to meet the date for entry into operation of the transmission line, in 345 kV, Guarulhos—Anhanguera, authorized by ANEEL Resolution no. 064/2005 of 01/31/2005.

b)	Judicial deposits—COFINS

The Company is challenging in court the constitutionality of the increase in the rate and increase of the calculation base of COFINS, at the amounts of R$ 27,392 and R$ 11,132 respectively, obtaining a favorable outcome with regard to the increase the calculation base and less favorable with respect to the increase of the rate. In October 2009, the Company made a survey of the amount originally deposited, filing a process for removal of the portion related to the update.

11.	FIXED ASSETS

Substantially refers to the personal property used by the Company and not bound to the concession contract.

	Cost	Accumulated depreciation	2010	2009
Machinery and equipment	8,166	(3,481)	4,685	5,144
Improvements to third parties’ real estates	3,149	(2,331)	818	1,530
Furniture and fixtures	2,462	(750)	1,712	2,173
Vehicles	1,466	(523)	943	336
Others	1,287	(251)	1,036	1,077

	16,530	(7,336)	9,194	10,260

The Company did not consider the balance of the fixed assets important and therefore chose not to adopt the deemed cost practice as provided for in IAS 16 Fixed Assets.

Additionally, the effects of depreciation resulting from the first regular review of the remaining useful and economic life of the fixed assets as determined by IAS 16 were not considered relevant by the Company’s management.

12.	INTANGIBLE ASSETS

Substantially refers to the expenses incurred in the implementation /structuring project of ERP-SAP, except for training expenses that were recorded in the income. The project started in April 2008 and completed in February 2009, is being linearly amortized within 5 years.

13.	LOANS AND FINANCING

The composition of the balances of loans and financing is as follows:

Local currency	Charges	Maturity	2010	2009
BNDES (a) (i)	2.3% p.a. above TJLP	06.15.2015	421,146	514,117
BNDES (a) (ii)	1.8% p.a. above TJLP	06.15.2015	160,605	—
BNDES (b)	2.4% p.a. above TJLP	04.15.2023	37,630	40,680
BNDES (c)	2.8% p.a. above TJLP	04.15.2011	185,134	—
Notes (d)
2nd issuance	119.5% p.a. CDI	04.19.2010	—	213,696
3rd issuance	106.5% p.a. CDI	01.13.2010	—	208,029
Banco Bradesco (e)	CDI + 2.0% p.a.		1,396	45,717
Citibank (f)	CDI + 1.5% p.a.	03.11.2011	8,297	24,537
Banco do Nordeste (g)	10% p.a.	05.19.2030	56,094	—
Eletrobras		11.15.2021	441	491
Finance leases			1,702	2,143

			872,445	1,049,410

Current			332,413	592,129

Non-current			540,032	457,281

(a)	(i) On September 17, 2007, CTEEP signed a loan contract with Banco Nacional de Desenvolvimento Economico e Social—BNDES of R $ 764.2 million, reduced to R $ 602.2 million in December 2008. The amount corresponds to 70.0% of total investment, which includes works of systemic improvements, reinforcements, upgrades of existing transmission system and new projects, and is part of the Multi-year Investment Plan 2006/2008. The amortization is in 78 monthly installments beginning in January 2009. As guarantee, the Company offered bank guarantees contracted in effect until December 15, 2015, with banks Bradesco, Santander and Banco do Brasil, at the cost of 0.7% p.a., with quarterly maturity.

(ii) On November 18, 2008, CTEEP signed a loan contract with BNDES at the amount of R $ 329.1 million. On January 27, 2010 R$ 160.0 million were released, and other releases are planned for the coming quarters. The value is intended to cover the investments on reinforcements, upgrades of the existing system and new connections to be made between Jan/09 and Dec/10. The amortization will be in 54 monthly installments beginning in January 2011, and until the start of amortization, the charges will be paid on a quarterly basis. As guarantee, the Company offered bank guarantee contracted in effect until June 15, 2015 with bank Bradesco, at the cost of 1.2% per year, with quarterly maturity.

(b)	On January 14, 2009 the subsidiary IEMG signed a loan contract with BNDES at the amount of R $ 70.6 million, whose amount was released on March 27, 2009. The fund is intended to finance approximately 50.0% of the Transmission line (TL) between substations Neves 1 and Mesquita. The amortization is made in 168 monthly installments from May 15, 2009. As guarantee a contracted bank guarantee was offered in effect until March 18, 2010, with HSBC bank. On February 18, 2010, an addendum to the bank guarantee contract was signed extending its effectiveness to March 15, 2011.

(c)	On August 11, 2010 subsidiary IEMADEIRA signed a loan contract with BNDES, at the amount of R$ 292.6 and R$ 108.7 million. On August 30, 2010 R$ 163.0 million were released, and other releases are planned for the coming quarters. The fund is intended to finance the construction of the Transmission Lines and Substations provided for in the concession contracts. The amortization will be in a lump sum along with the charges. As guarantee a contracted bank guarantee was offered in effect until June 15, 2011, with banks Bradesco, Banco Espirito Santo—BES and Santander.On April 12, 2011, the guaranttee had its due date extended to March 15, 2012.

(d)	2nd Issuance—issued on April 24, 2009, at the amount of R$ 200.0 million and settled on April 19, 2010. The nominal charges correspond to 119.5% of the CDI. The issuance costs of these notes totaled R$ 1,692 and, in accordance with IAS 39, the issuance costs of notes were recorded by deducting the value of funding and appropriate to the outcome in the transaction term.

3rd Issuance—issued on July 17, 2009, at the amount of R$ 200.0 million, its maturity was advanced for January 2010 according to the issuance of debentures (Note 14). The nominal charges correspond to 106.5% of the CDI. The issuance costs of these notes totaled R$ 1,295.

(e)	Bank credit notes of subsidiary IENNE with Banco Bradesco:

(i) issued on July 13, 2009, with a limit of R$ 180.0 million. The charges levied on this transaction were monthly paid, with settlement occurring on July 30, 2010. As guarantee a Standby Letter of Credit (SBLC) was offered.

(ii) issued on July 15, 2009, with a limit of R$ 58.0 million. The charges levied on this transaction were monthly paid, with settlement occurring on July 30, 2010. As guarantee a bank guarantee contracted with HSBC was offered.

(iii) Secured account with a limit of R$ 20.0 million. The nominal charges correspond to 100.0% of the CDI.

(f)	Bank credit notes of subsidiary IESUL with Banco Citibank S.A.:

(i) On July 27, 2009, subsidiary IESUL signed a bank credit note contract with Citibank S.A., with a limit of R$ 40.0 million. The charges levied on this transaction were monthly paid, with settlement occurring on October 13, 2010. As guarantee a comfort letter issued by CTEEP was offered.

(ii) On August 04, 2010, subsidiary IESUL signed a bank credit note contract with Citibank S.A., with a limit of R$ 17.0 million. The charges levied on this transaction are monthly paid. The fund is intended to finance the construction of the Transmission Lines and Substations provided for in the concession contracts. As guarantee a Note was offered.

(g)	On May 19, 2010, subsidiary IENNE signed a financing contract with Banco do Nordeste do Brasil S.A., at the amount of R$ 220.0 million, whose value was released on July 20 and 30, 2003 in September 03 and October 11, 2010. The fund is intended to finance approximately 40% of the Transmission Line between substations Colinas do Tocantins a São João do Piauí. The amortization will be in 216 monthly installments beginning in June 2012, and until the start of the amortization, the charges will be paid on a quarterly basis. As guarantee a contracted bank guarantee was offered in effect until July 15, 2011, with bank Bradesco to the cost of 1.8% per year, with quarterly due dates. On June 09, 2011, the guaranttee had its due date tranferred to July 08, 2012.

The maturities of the installments at long-term are distributed as follows:

	2010	2009
2011	—	96,989
2012	132,449	96,084
2013	132,963	96,071
2014	133,201	96,074
2015	69,183	49,571
After 2015	72,236	22,492

	540,032	457,281

14.	DEBENTURES

	Maturity	Quantity	Charges	2010	2009
1st series	12.15.2014	49,100	CDI + 1.3% p.a.	490,405	—
2nd series	12.15.2017	5,760	IPCA + 8.1% p.a.	65,388	—

				555,793	—

Current				2,154	—

Non-current				553,639	—

In December 2009, CTEEP issued 54,860 debentures totaling R$ 548.6 million, with financial settlement in January 2010. The 1st series will be amortized on the following dates: December 15, 2012, 2013 and 2014, and the remuneration will be paid semiannually on June and December 15 every year, the first occurred on June 15, 2010.

The 2nd series will be amortized on the following dates: June 15, 2014, December 15, 2015, 2016 and 2017, and the remuneration will be paid on the following dates: June 15, 2011, 2012, 2013, 2014, December 15, 2015, 2016 and 2017.

The maturities of installments at long-term are distributed as follows:

2010
2011	—
2012	168,092
2013	163,206
2014	176,878
2015	15,153
After 2015	30,310

553,639

15.	TAXES AND SOCIAL CHARGES PAYABLE

	2010	2009
Income tax	45,952	52,289
Social contribution	16,633	15,923
COFINS	7,210	3,609
PIS	1,564	782
Scholarship program (i)	1,542	2,195
INSS	6,206	4,539
ISS	3,936	3,847
Others	5,702	5,321

	88,745	88,505

(i)	Refers to the obligations assumed by the Company, in an agreement executed with the unions, in order to reimburse its employees for costs for completing their studies at primary, secondary and higher education.

16.	TAXES PAID IN INSTALLMENTS—LAW NO. 11,941

Due to issues related to the filling in method, the Company rectified the Federal Tax Debts and Credits statements (DCTFs) from 2004 to 2007 determining debits substantially related to the contributions to PIS and COFINS. For settlement of debt the company joined the program of installments of tax debts provided for by Law no. 11941 of May 27, 2009, paying R$ 141,156 on November 30, 2009, with the benefit of reducing penalties and interest amounting to R$ 42,257. The remainder will be paid in 180 months from November 2009. Upon approval of the installments by the Internal Revenue Service of Brazil, the Company will recognize revenue arising from reduction of penalty and interest on the debt in installments at the amount of R$ 19,677 approximately.

The changes for the years ended on December 31, 2010 and 2009 were as follows:

	2010	2009
Initial balance	147,738	212,097
Penalties and interest on the debit	—	119,054
Reduction of penalties and interest (Law benefit)	—	(42,257)
Adjustment for inflation on the debit	7,580	—
Payment on sight	—	(141,156)
Payments made (*)	(1)	—

	155,317	147,738

Current	10,353	9,853

Non-current	144,964	137,885

(*)	Until the approval of the installments by the Internal Revenue Service of Brazil, the monthly payment is the amount of R$ 100.00 (one hundred reais).

17.	REGULATORY CHARGES PAYABLE

	2010	2009
Research and development—R&D	39,114	30,709
Power Development Account—CDE	2,179	2,561
Fuel Consumption Account—CCC	3,620	2,167
Global Reversal Reserve—RGR	5,629	6,630
Incentive Program for Alternative Sources of Electric Power—PROINFA	1,143	1,180
Inspection Fee—ANEEL	48	40

	51,733	43,287

Current	49,559	40,018

Non-current	2,174	3,269

18.	ALLOWANCES

	2010	2009
Vacation and social charges	16,795	15,806
Profit sharing—PLR	5,786	8,035
Voluntary Resignation Program—PDV (a)	87	3,649
Various indemnities	—	309
Contingencies (b)	161,682	167,842

	184,350	195,641

Current	22,662	27,688

Non-current	161,688	167,953

a)	Voluntary Resignation Program—PDV

The Company, which had 2,737 employees on October 31, 2006, approved Voluntary Resignation Program—PDV with a period of membership from November 21 to 30, 2006, obtaining 1,534 members.

On December 31, 2010, the remaining balance refers to the allowance for health and dental care to which the employees are entitled for 36 months after their resignation.

b)	Allowance for contingencies

On a quarterly basis, the contingencies are evaluated and classified according to probability of loss for the Company, as shown below:

	2010	2009
Labor (i)	145,993	147,344
Civil	3,844	3,219
Tax—IPTU (ii)	7,527	8,239
Social security—INSS (iii)	3,635	5,398
ANEEL (iv)	683	3,642

	161,682	167,842

The court are recorded as non-current assets under “escrows and related deposits”.

The Company has tax, labor and civil proceedings involving risk of loss that the Management, based on an assessment of its legal counsels, classified more likely to win, at the estimated amount of R$ 101,252 (31/12/2009—R$ 89,385), concentrated mainly on labor actions, for which no allowance was made.

(i)	Labor

The Company assumed responsibility for certain proceedings filed with different courts, arising mainly from the partial spin-off of Compania Energética de São Paulo (CESP) and EPTE – Empresa Paulista de Trasmissão de Energia Eletrica S/A.

(ii)	Tax—IPTU

The Company makes allowance to meet the debts with the local government of several municipalities of the State of São Paulo, related to regularization proceedings of areas, amounting to R$ 7,527.

(iii)	Social security—INSS

On August 10, 2001, the Company was notified by the National Institute of Social Security—INSS for not collecting contributions on remunerations paid to employees as meal vouchers, morning snack, basket of food staples and transportation ticket, related to the period from April 1999 to July 2001. The Management began defense procedure by making a court deposit at the amount of R$ 8,243, recorded in non-current assets, under “Escrows and related deposits”. In January 2010, the decision unfavorable to the Company in the proceedings related to meal vouchers, morning snack and part of the basket of food staples became unappealable. Consequently, the installment corresponding to the amounts deposited in court, amounting to R$ 5,498, were reversed to the Federal Government and written-off against the income, considering that no allowance was made for such contingency.

(iv)	ANEEL (Regulatory Agency)

The Company was notified by ANEEL for failure to meet the date set for installation of 3rd 345/88 kV transformer bank of SE Baixada Santista, authorized by ANEEL Resolution no. 197 of 05/04/2004 with penalty at the amount of R$ 1,981, and for failure to meet the date set for entry into operation of the transmission line, in 345 kV, Guarulhos—Anhanguera, authorized by Authorizing Resolution no. 064/2005 of 01/31/2005 with penalty at the amount of R$ 886, totaling R$ 2,687. On June 30, 2010, an allowance was reversed against the income.

Additionally, the Company maintains allowance relating to the fees for loss of lawsuit of ANEEL tax assessment notice 001/1999-SFE which imposed a penalty, related to interruption of transmission and distribution of electric power in Southeast, South and Midwest, alleging Regions by alleging the following violations: a) hindering the inspection work; b) failure to meet the stipulations of the “inspection report”; and (c) failure to meet the legal duty to provide adequate service.

19.	VALUES PAYABLE—CESP FOUNDATION

The Company sponsors supplementary retirement remuneration and pension plans and health care and maintained with CESP Foundation.

a)	Plan “A”—supplementary retirement remunerations

Governed by State Law 4819/58, which applies to employees hired before May 13, 1974, provides for supplementary retirement remuneration benefits, leave and the family allowance. The resources needed to face the charges taken on therein are sole responsibility of the competent bodies of the state government of São Paulo, with no additional risk and cost to the Company (Note 32).

b)	Plan “B” and “B1”—retirement supplementation

Plans “B” and “B1”, regulated by Law 6435/77 and managed by CESP Foundation, are sponsored by the Company, providing retirement supplementation and pension benefits, whose reserves are determined by the capitalization system.

The so-called Plan “B” refers to Proportional Supplementary Benefit Settled—BSPS, calculated on December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), according to rules in force, and its actuarial financial and economic balance equated on that time. The annual actuarial technical result of this plan (deficit or surplus) is sole responsibility of the Company.

On January 1, 1998 (CTEEP) and April 1, 1998 (EPTE), the Company, respectively, implemented Plan “B1”, which defines parity responsibilities and contributions between the Company and participants in order to maintain the actuarial financial and economic balance of the plan. This plan provides retirement and pension benefits to its employees, former employees and respective beneficiaries, in order to supplement the benefits provided by the official Social Security system. The plan has as its main feature the mixed model, composed of 70% as Defined Benefit—BD and 30% as Defined Contribution—CD. On the date of retirement the Defined Contribution Benefit Plan—CD becomes Defined Benefit—BD.

c)	PSAP Plan—Transmissão Paulista

On January 1, 2004, the plans sponsored by the Company, as well as the extinct EPTE were merged financially, maintaining the individual characteristics of the respective plans, thus becoming the PSAP Plan—Transmissão Paulista.

Actuarial evaluation

In the actuarial evaluation, prepared by independent actuaries, the social security plans PSAP sponsored by the Company was adopted using the projected unit credit method. The main economic and financial information, in compliance with IAS 19 and CVM Instruction no. 600, based on actuarial opinions is the following:

(i)	Reconciliation of assets and liabilities

	2010	2009
Fair value of the assets	2,515,067	2,001,707
Present value of the defined benefit liability	(1,800,653)	(1,628,613)
Restriction of the recognition of assets	(714,414)	(373,094)

Net liabilities	—	—

(ii)	Changes in the plan assets

	2010	2009
Fair value of the assets at the beginning of the year	2,001,707	1,790,191
Employer contributions	2,128	1,782
Employee contributions	2,707	2,658
Return from investments	612,858	304,884
Benefits paid	(104,333)	(97,808)

Fair value of the assets at the end of the year	2,515,067	2,001,707

(iii)	Changes in actuarial liabilities

	2010	2009
Present value of the net actuarial liability at the beginning of the year	1,628,613	1,517,603
Costs of current services	(200)	(397)
Costs of interest	178,110	162,154
Contribution of the participants	2,707	2,658
Actuarial gain/loss	95,756	44,403
Benefits paid	(104,333)	(97,808)

Present value of the net actuarial liability at the end of the year	1,800,653	1,628,613

(iv)	Participants of the plan

	2010	2009
Active	1,446	1,458

Inactive
Retirees	1,852	1,774
Retirees for disability	40	34
Pensioners	85	79

	1,977	1,887

	3,423	3,345

(v)	Actuarial assumptions used

	2010	2009
Discount rate of the present value of actuarial liabilities	10.75%	11.25%
Expected return rate on the plan assets	12.00%	11.50%
Future salary increase rate	7.64%	7.64%
Adjustment index of continued provision granted benefits	4.50%	4.50%
Overall mortality	AT-83	AT-83
Overall disability	Light- Average	Light- Average
Mortality of disabled people	AT-49	AT-49

20.	SPECIAL LIABILITIES—REVERSAL/AMORTIZATION

Refer to resources from the reserve of reversal, amortization and installment withheld in the Company, from the monthly shares of Global Reversal Reserve—RGR, related to applications of resources in investments for expansion of public utility of electric power and amortization of loans obtained for the same purpose, occurred until December 31, 1971. It is not defined by Grantor how these liabilities will be settled in the amount R$ 24,053 in 2010 and 2009.

21.	NET EQUITY

a)	Capital

The authorized capital of the Company on December 31, 2010 and 2009 is R$ 1,469,090, of which R$ 615,696 in common shares and R$ 853,394 in preferred shares, all nominative, book-entry shares with no par value.

Subscribed and paid-in capital on December 31, 2010 totaled R$ 1,119,911 (12.31.2009— R$ 1,063,049) divided into 151,828,980 (12/31/2009—150,656,559) shares, of which 63,860,513 (12.31.09) common shares and 87,968,467 (12.31.09—87,457,309) preferred shares.

At a meeting of the Board of Directors held on March 8, 2010, the capital increase at the amount up to R$ 76,881 was approved, through privately issuance of new shares at unit price of R$ 48.50 per share. Of the total increase, R$ 28,832, equivalent to 594,477 shares, will be hold by the controlling shareholder and will be paid in by capitalizing on the capital reserve (special reserve of premium in the merger) corresponding to the tax benefit—incorporated premium of the parent company (Note 9) arising from the corporate restructure concluded in February, 2008.

Under Article 171 of Law no. 6404/76 shareholders were granted a 30 days period to exercise the right of first refusal. Once this period is ended on April 7, 2010, the following capital increase was determined:

	Quantity	R$ thousand
ON	661,263	32,071
PN	511,158	24,791

	1,172,421	56,862

At a meeting of the Board of Directors held on April 23, 2010, was:

(i)	unanimously approved the ratification of the capital increase of CTEEP approved at a meeting of the Board of Directors held on March 8, 2010, in quantities and values shown in the table above.

(ii)	Unanimously approved the cancellation of 3,709 common shares and 409,053 preferred shares, all issued by CTEEP and not subscribed by shareholders within the term indicated in a meeting of the Board of Directors held on March 8, 2010.

Ordinary shares give to the holder the right to one vote in the resolutions of the general meetings.

The preferred shares have no voting rights but have priority in the reimbursement of capital and receipt of dividends of 10% a year, non-cumulative, calculated on the paid-in capital corresponding to this kind of shares.

b)	Dividends and interest on shareholders’ equity

At special meetings held on January 11, March 30 and June 28, the Board of Directors decided on the payment on January 22, April 20 and July 23, 2010, of dividends for the profit of 2009 at the amount of R$ 161,000, R$ 129,980 and R$ 77,302, corresponding to R$ 1.068656, R$ 0.862756 and R$ 0.509143 per share respectively.

The Board decided on the distribution of interest on shareholders’ equity and interim dividends as follows:

	interest on shareholders’ equity		Interim dividends
Date	Total	Per share	Total	Per share	Payments
03.30.2010	61,920	0.411002	—	—	04.20.2010
06.28.2010	62,926	0.414452	63,671	0.419364	07.23.2010
09.30.2010	63,720	0.419682	146,280	0.963453	10.25.2010
12.17.2010	63,027	0.415119	112,073	0.738152	01.28.2011

	251,593	1.660255	322,024	2.120969

The Company’s Bylaws provides for minimum mandatory dividends corresponding to 10% of the capital, corresponding to R$ 106.3 million, whenever there are profit balance after the constitution of legal reserve.

2010
Net income of the year	812,171
Constitution of legal reserve (5% of net income the year)	(40,609)
Realization of reserve of unrealized profit	3,240
Dividends and interest on prescribed shareholders’ equity	2,522

Calculation basis of dividends	777,324

Interest on shareholders’ equity	(251,593)
Interim dividends	(322,024)
Constitution of statutory reserve	(5,686)

Allocation of dividends	198,021

c)	Capital reserve

	2010	2009
Grants for investments—CRC (i)	1,264,084	1,264,084
Remuneration of fixed assets in use (ii)	633,053	633,053
Gifts and grants for the investments	150,489	150,489
Tax incentives—FINAM	6,743	6,743
Special Reserve of Incorporated Premium on Acquisition (Note 9)	176,744	205,576

	2,231,113	2,259,945

(i)	Grants for Investments—CRC

The Income Accounting Payable (CRC) was established by Decree No. 41019/1957 and Law No. 5655/1971 to remunerate the concessionaires of electric power for certain investments made by it. Law # 8631/1993 extinguished CRC and, later, Law # 8.724/1993 established that the credits of CRC, were recorded in net equity as subsidy for investment on account of “Capital Reserve”.

The Company chose to maintain the existing balance on December 31, 2007 regarding CRC, as well as other gifts and grants for the invesments recorded as capital reserve in the net equity, until its total use as provided for in the Corporate Law.

(ii)	Remuneration of fixed assets in use

These are credits resulting from the capitalization of remuneration calculated on the resources of shareholders’ equity used during the construction of fixed assets applied to works in progress and that can only be used for capital increase. From 1999, the Company abandoned this practice, as allowed by the Accounting Manual of Electric Power Public Utility.

d)	Profit reserve

	2010	2009
Legal reserve (i)	215,763	175,154
Statutory reserve (ii)	111,991	106,305
Reserve of unrealized profit (iii)	33,293	36,533
Reserve of earned income (iv)	653,077	653,077

	1,014,124	971,069

(i)	Legal reserve

Made in 5% of net income of the year, before any allocation, up to 20% of the capital.

(ii)	Statutory reserve

The Company’s Bylaws provides for the establishment of reserves for investment in expansion of activities at a rate of 20% of net income of the year, net of legal reserve and the minimum mandatory dividends, up to 10% of the capital.

(iii)	Reserve of unrealized profit

Unrealized profits result from positive balance of adjustment for inflation net of balance by 1995.

This reserve is made in proportion to the depreciation of fixed assets. The amounts realized are transferred to the account “Accrued profits” monthly.

(iv)	Reserve of earned income

In accordance with the Corporate Law, the remaining installment of net income of distributions and other statutory allocations were allocated to this reserve to meet the capital budget, as well as for the working capital of the Company.

e)	Earnings per share

	2010	2009
Basic and diluted earnings per share
Net income—R$ thousand	812,171	861,975

Weighted average quantity of shares
Common shares	63,655,793	62,785,062
Preferred shares	87,810,218	86,984,703

	151,466,011	149,769,765

Total basic and diluted earnings per share	5.36207	5.75533

22.	NET OPERATING REVENUE

22.1	Composition of net operating revenue

	2010	2009
Gross revenue
Construction (a)	693,803	565,468
Operation and maintenance (a)	442,469	500,001
Financial (b)	1,398,245	1,371,068
Rents	12,797	12,340
Service provision	4,229	6,934

Total gross revenue	2,551,543	2,455,811

Taxes on revenue
COFINS	(128,896)	(118,866)
PIS	(27,967)	(25,787)
ISS	(212)	(368)

	(157,075)	(145,021)

Regulatory charges
Fuel Consumption Account—CCC	(32,524)	(31,578)
Power Development Account—CDE	(27,197)	(35,396)
Global Reversal Reserve—RGR	(46,972)	(48,312)
Research and development—R&D	(16,202)	(27,720)
Incentive Program for Alternative Sources of Electric Power—PROINFA	(15,287)	(18,772)

	(138,182)	(161,778)

	2,256,286	2,149,012

a)	Construction and operation and maintenance services

Revenue related to construction or improvement services under the service concession contract is recognized based on stage of completion of the work. The revenue of the operation and maintenance services are recognized in the period in which services are provided by the Company. When the Company provides more than one service in a service concession contract, the remuneration received is allocated by reference to the relative fair values of the services delivered.

b)	Financial income

Financial income is recognized when it is probable that future economic benefits will flow to the Company and the amount of revenue can be measured reliably. Interest revenue is recognized by the straight line method based on time and the actual interest rate on the outstanding principal amount, and the actual interest rate is the one that exactly discounts the estimated future cash receipts during the estimated life of the financial assets in relation to the initial net book value of such assets.

22.2	Annual revenue allowed—“RAP” of substation Miguel Reale

In December 2002, ANEEL authorized CTEEP to implement the project “Extension of Substation Miguel Reale, whose investment value used to calculate the RAP installments was R$ 323,236.

In September 2004, ANEEL has performed surveillance in order to validate the values of investments made in said work, concluding that the values of these investments should be reduced, for purposes of fixing a new RAP installment, retroactive to July 2004 at the amount of R$ 232,164.

Due to the reduction of the investments of said project, the corresponding annual installment of RAP from July 2005, was then reduced by R$ 32,251. The Company believes this reduction is unfounded and pleaded with ANEEL, through Official Letter OF/F/2828 of July 08, 2005, its replacement.

On March 2, 2006, through Official Letter 321/2006—SFF / ANEEL, the Office of Economic and Financial Supervision of ANEEL sent the Monitoring Supervision Report—RAF which examined the CTEEP claim and maintained the initial positioning of said Superintendence.

On March 23, 2006, through Official Letter OF/F/1372/2006, CTEEP filed with ANEEL an Administrative Appeal seeking review of the positioning of said Superintendency.

Through Technical Note No. 130/2010—SRE / ANEEL of April 23, 2010 ANEEL maintained constant values of the Inspection Report no 202/2004—SFF / ANEEL, concluding that CTEEP plea should not be approved, thus, terminating the resources under the administrative scope.

22.3	Regular review of the annual revenue allowed—RAP

In accordance with concession contract No. 59, executed on June 20, 2001 with the Federal Government through ANEEL, every four years after the date of execution of this contract, ANEEL shall review on a regular basis the annual revenue allowed—RAP of power transmission related to the installation of authorized projects that entered into commercial operation after December 31, 1999, aiming to promote efficiency and fee affordability.

The review includes the repositioning of revenue by determining:

a)	regulatory remuneration base for RBNI;

b)	the efficient operating costs;

c)	the optimal capital structure and definition of remuneration of the transmitter;

d)	identification of the value to be considered as fee reducer—Other Revenue.

•	First round of regular fee review

Through Resolution no. 488 of June 26, 2007, the outcome of the first regular fee review was approved by the Company, by reducing annual revenue allowed—RAP by 26.15%, which was applied on the Basic Grid New Facilities—RBNI and Other Installations New Investments—RCDM in force on July 1, 2005.

The result of this repositioning had effect retroactive to the date of July 1, 2005. The greatest collection in the period from July 2005 to June 30, 2007, at the amount of R$ 66,688, was offset in 24 (twenty four) months, through contractual mechanism of adjustment installment.

•	Second round of regular fee review

The regular review provided for in contract to be performed in July 2009 was postponed to July 2010. On December 21, 2009, ANEEL published Normative Resolution no. 386, which sets forth the general concepts, applicable methodologies and procedures for conducting the second cycle of regular fee reviews—RTP of electric power transmission public utilities concessionaires.

Article 6 of Normative Resolution no. 386/09 defines that the income of fee adjustment will apply from July 1, 2009. Considering such retroactivity and reduction of the capital cost, for this second cycle from 9.18% to 7.24%, we recognize the reduction of revenue of R$ 82,086, in return of the adjustment installment in current liabilities, as follows:

4th quarter of 2009	42,554
1st quarter of 2010	21,277
2nd quarter of 2010	18,255

82,086

The income of the second round of regular fee review was approved by Resolution no. 994 of June 8, 2010 ANEEL, having been set fee adjustment of the Company in less 20.4%, to be applied on RBNI and RCDM installment in force on June 1, 2009.

Given the retroactive effect of new revenue, the amount of R$ 82,086 overpaid from July 1, 2009 to June 30, 2010, will be returned in 12 monthly installments, through the contractual mechanism of installment adjustment.

22.4	Variable Installment—PV and Additional payment to RAP

Normative Resolution No. 270, of July 9, 2007, regulates the Variable Installment—PV and Additional payment to RAP. The Variable Installment is the discount on RAP of the transmitters due to unavailability of operating restrictions of the facilities of the Basic Grid. The additional payment to RAP corresponds to the value to be added to the revenue of transmitters as incentive to improve the availability of transmission facilities. They are recognized as operation and maintenance revenue during the period in which they occur.

22.5	Annual adjustment of revenue

On June 29, 2010, Approving Resolution no. 1021 was published, establishing that CTEEP annual revenue allowed, for availability of transmission facilities of the Basic Grid and Other Transmission Facilities for the round of 12 months, including the period from July 1, 2010 and June 30, 2011.

According to the aforementioned resolution, CTEEP RAP, which was R$ 1,829,752 on July 1, 2009, became to R$ 1,760,758 on July 1, 2010, a decrease of R$ 68,994, equivalent to 3.8%.

The Company’s revenue in force from July 1, 2010 until June 30, 2011 shows the following composition:

	Concession contract
	059	143	Total
Basic grid
Existing assets	1,131,045	—	1,131,045
New investments	286,255	—	286,255
Bid	—	14,507	14,507
Adjustment installment	(77,165)	(123)	(77,288)

	1,340,135	14,384	1,354,519

Other transmission facilities—DIT
Existing assets	327,375	—	327,375
New investments	77,865	—	77,865
Adjustment installment	999	—	999

	406,239	—	406,239

	1,746,374	14,384	1,760,758

23.	COSTS OF CONSTRUCTION AND OPERATION AND MAINTENANCE SERVICES AND GENERAL AND ADMINISTRATIVE EXPENSES

	2010			2009
	Costs	Expenses	Total	Total
Staff	(163,564)	(38,028)	(201,592)	(185,370)
Services	(341,022)	(39,660)	(380,682)	(349,864)
Depreciation	—	(6,047)	(6,047)	(4,713)
Materials	(423,459)	(2,320)	(425,779)	(332,887)
Leases and rents	(6,933)	(3,728)	(10,661)	(8,977)
Contingencies	—	(31,522)	(31,522)	(24,878)
Others	(13,292)	(16,628)	(29,920)	(31,306)

	(948,270)	(137,933)	(1,086,203)	(937,995)

24.	FINANCIAL INCOME

	2010	2009
Revenue
Investment income	28,237	15,403
Active interest	9,451	103,001
Adjustment for inflation	8,382	36,832
Others	1,487	791

	47,557	156,027

Expenses
Passive interest	(81,582)	(136,274)
Charges on notes	(7,911)	(34,496)
Charges on debentures	(57,686)	—
Others	(5,074)	(6,368)

	(152,253)	(177,138)

	(104,696)	(21,111)

25.	OTHERS OPERATING REVENUE (EXPENSES)

	2010	2009
Revenue
Claim compensation	1,214	—
Sale of land	1,659	—
Others	3,157	282

	6,030	282

Expenses
Amortization of premium (Note 9)	(28,832)	(28,832)
Loss on change of interest in joint subsidiary	(160)	—
Allowance for losses	—	(18,292)
Others	(878)	(1,304)

	(29,870)	(48,428)

	(23,840)	(48,146)

26.	INCOME TAX AND SOCIAL CONTRIBUTION

The Company monthly accrues the installments for the income tax and social Contribution on net income, according to the accrual basis.

Under Transition Tax Regime (RTT) only the Company and its subsidiaries IEMG, IESUL and Pinheiros are presenting income for tax purposes. Taxes are calculated according to the taxable profit regime, although subsidiaries IEMG and IESUL are determining tax losses.

The expense for income tax and social Contribution for the year can be reconciled with the accounting profit as follows:

	Subsidiary
	2010	2009
Profit before income tax and social contribution	1,041,547	1,141,760
Adjustments regarding permanent differences
Interest on shareholders’ equity	(251,593)	(250,610)
Concession contracts—IFRIC 12
Subsidiaries	(39,888)	(115,135)
Pension and retirement plans—IAS 19	13,601	54,902
Discount—IAS 38 IFRS 3, IAS 28, IAS 31, IAS 27 and IAS 39	16,985	16,985
Costs of issuance of securities—IAS 39	(3,649)	1,174

	777,003	849,076

Rates	34%	34%

Expected expense of income tax and social contribution	(264,181)	(288,686)
Income tax and social contribution on permanent differences	34,805	8,901

Actual expense of income tax and social contribution	(229,376)	(279,785)

Effective tax rate	30%	33%

Income tax and social contribution
Current	(222,630)	(278,654)
Deferred	(6,746)	(1,131)

	(229,376)	(279,785)

The rate used in the reconciliation of 2010 and 2009 previously shown is the rate of 34% due by legal entities in Brazil on the taxable profit as provided for by the tax laws of such jurisdiction.

The composition of the balance of deferred income tax and social contribution, assets and liabilities is presented below:

Assets / (Liabilities)	2010	2009
Allowance for contingencies	55,307	56,091
Concession contract	(56,307)	(40,605)
Pension and retirement plans	—	(4,624)
Others	19,698	14,498

Net	18,698	25,360

Assets	28,050	28,420

Liabilities	(9,352)	(3,060)

27.	RELATED PARTY TRANSACTIONS

Significant balances and transactions with related parties during nine months are as follows:

		2010		2009
Type of operation	Related party	Assets	Revenue/ (Expense)	Assets	Revenue/ (Expense)
Short term benefit	Key staff from administration	—	(5,966)	—	(7,989)
Sublease	ISA Capital	39	249	15	200
	IEMG	1	15	1	17
	IENNE	8	100	9	95
	Pinheiros	3	32	3	40
	IESUL			12	12
	Serra do Japi	2	24	2	5
Service provision	ISA Capital	7	86	7	83
	IEMG	132	1,658	1,499	1,499
Financial loan	IESUL		1,571	—	—
	Pinheiros	52,651	1,231	—	—
	Serra do Japi	3,687	24	—	—
Reimbursement of pre-auction studies	IEMadeira	—	—	193	—

The Company’s remuneration policy does not include post-employment benefits, other long-term benefits, benefits for termination of employment contract or share-based remuneration.

The sublease contract covers the area occupied by ISA Capital and the subsidiaries at the Company’s headquarters building, and apportionment of condominium and maintenance expenses, among others.

In 2008, a service contract was signed with ISA Capital comprising, among others, services, bookkeeping and tax record services, tax assessment and processing of payroll.

In 2009, the contract in which the Company provides operation and maintenance services of IEMG facilities entered into force.

In May 2010, a financial loan contract was executed with IESUL at the maximum amount of R$ 63,000, used in whole or in part for up to 24 months. The charges levied on this transaction will be paid on maturity and correspond to CDI rate plus 2.5%.

In July 2010, a financial loan contract was executed with Pinheiros at the maximum amount of R$ 100,000, used in whole or in part for up to 24 months. The charges levied on this transaction will be paid on maturity and correspond to CDI rate plus 1.3%.

In December 2010, a financial loan contract was executed with Serra do Japi at the maximum amount of R$ 55,500, used in whole or in part for up to 24 months. The charges levied on this transaction will be paid on maturity and correspond to CDI rate plus 1.3%.

These operations were performed under conditions similar to the market conditions.

28.	FINANCIAL INSTRUMENTS

a)	Identification and valuation of financial instruments

	2010	2009
Financial assets
Fair value through profit or loss
Cash and cash equivalent	54,983	43,234
Loans and receivables
Accounts receivable
Current	1,424,390	1,430,606
Non-current	4,225,309	3,656,679
Values receivable—Treasury department
Current	22,938	19,439
Non-current	681,129	557,027
Escrows and related deposits	42,248	43,946

Financial liabilities
Amortized cost
Loans and financing
Current	332,413	592,129
Non-current	540,032	457,281
Debentures
Current	2,154	—
Non-current	553,639	—
Suppliers	93,964	70,806
Interests on shareholders’ equity and dividends payable	193,822	6,116

The book values of the financial instruments, assets and liabilities, when compared to the values that could be obtained on their trade in a active market or, on its absence, with adjusted net present value based on the interest rate in force in the market, substantially approximates to their corresponding market values.

The Company has no policy on the use of derivative financial instruments, as well as did not enter into any contracts during the year that may be considered as derivative financial instruments.

b)	Financing

The book value of loans and financing and debentures have their rates bound to TJLP, CDI and IPCA variation and approximates to the market value.

•	Debt ratio

The debt ratio at the end of the period is as follows:

	2010	2009
Loans and financing
Current	332,413	592,129
Non-current	540,032	457,281
Debentures
Current	2,154	—
Non-current	553,639	—

Total debt	1,428,238	1,049,410

Cash and cash equivalent	54,983	43,234

Net debt	1,373,255	1,006,176

Net equity	4,563,835	4,663,011

Net debt ratio	30.1%	21.6%

c)	Risk management

The main risk factors inherent in the Company’s operations may be identified as follows:

(i)	Credit risk—The Company has contracts with the National Electric System Operator—ONS, concessionaires and other agents, regulating the provision of its services related to the basic grid to 216 users, with a bank guarantee clause. Also, the Company has contracts regulating the provision of its services in other transmission facilities-DIT with 30 concessionaires and other agents, also with a bank guarantee clause.

(ii)	Price Risk—The revenue of the Company are under concession contract, adjusted annually by ANEEL, by IGP-M variation, and part of the revenue subject to regular review every four years (Note 22.3).

(iii)	Interest rate risk—The update of the financing contracts is bound to TJLP, IPCA and CDI variation (Notes 13 and 14).

(iv)	Exchange rate risk—The Company has no financing, accounts receivable and assets in foreign currencies. Its exposure to the effects of currency fluctuations is irrelevant, corresponding to any imports of equipment.

(v)	Funding Risk—The Company and its subsidiaries may in the future face difficulties in raising funds with costs and terms of reimbursements appropriate for its cash generation profile and/or its debt reimbursement obligations.

(vi)	Insurance risk—The Company and its subsidiaries hire operating risk and civil liability insurance for its substations. However, given the difficulties in hiring insurance companies to cover any damage to transmission lines against losses from fire, lightning, explosion, short circuits and power outages, they do not make insurance against such risks. Therefore, any damage to the transmission lines may incur significant additional costs and investments.

(vii)	Liquidity Risk—The main cash source of the Company is from its operations, primarily from the use of its power transmission system by other concessionaires and agents of the industry. Its annual amount represented by the RAP facilities bound to the basic grid and other transmission facilities-DIT is defined under the law in force, by ANEEL. The Company manages liquidity risk by keeping bank credit facilities and funding credit facilities to raise loans that it deems appropriate, through the continuous monitoring of expected and actual cash flows, and the combination of the maturity profiles of financial assets and liabilities.

The Company’s management does not consider relevant its exposure to the above mentioned risks and therefore does not present the demonstrating table of sensitivity analysis.

29.	COMMITMENTS TAKEN—OPERATING LEASES

The main commitments of the Company and its subsidiaries are related to the operations of operating lease of vehicles and computer equipment, whose future minimum payments, in whole for each period is presented below:

	2010	2009
Up to one year	3,133	3,876
More than one year up to five years	3,411	1,243

	6,544	5,119

The lease transactions involving the Company as lessee are sub-lease operations with its parent company and its subsidiaries, and are disclosed in Note 27—related party transactions.

30.	INSURANCE

The specification by risk modality of effectiveness of the Company’s insurance are as follows:

Modality	Effectiveness	Amount insured - R$ thousand	Premium - R$ thousand
Equity	01/09/10 to 01/09/11	2,211,112	2,754
General Civil Liability	01/09/10 to 01/09/11	20,000	249
National transports	09/30/10 to 09/30/11	44,830	5
Collective Personal Injuries	01/05/10 to 01/05/11	17,528	1
Vehicles	03/02/10 to 03/02/11	Market value	79

			3,088

a)	Equity—Coverage against risks of fire and electrical damage to the main equipment installed in transmission substations, buildings and respective contents, warehouses and facilities, according to concession contract no. 059/2001, Clause Four, Sub-Clause Eight, II, Item D, where the transmitter shall maintain insurance policies to ensure adequate coverage of most important equipment of the transmission system facilities, and the Transmitter should define the property and premises to be insured.

b)	General Civil Liability—Coverage to repair unintentional damage, personal and/or property damage caused to third parties as a result of the Company’s operations.

c)	National Transportation—Coverage for damage caused to property and equipment of the Company, carried on the national territory.

d)	Collective Personal Injury—Insurance against personal injury to officers and apprentices.

e)	Vehicles—Coverage against collision, fire, theft and third parties.

The assumptions adopted for hiring the insurances, given their nature, are not within the scope of an audit of financial statements. Therefore, they were not examined by our independent auditors.

31.	ELETROBRAS COLLECTION ACTION AGAINST ELETROPAULO AND EPTE

In 1989, Centrais Elétricas Brasileiras S.A.—ELETROBRAS filed an ordinary collection action against Eletropaulo—Eletricidade de São Paulo S.A. (current Eletropaulo Metropolitana Eletricidade de São Paulo S.A.—“Eletropaulo”), regarding the balance of the financing contract. Eletropaulo disagreed with the criteria of adjustment for inflation of said financing contract and deposited in court the values considered as actually owed. In 1999 a decision was rendered on said action against Eletropaulo for it pay the balance determined by ELETROBRAS.

Under the protocol of partial spin-off of Eletropaulo, performed on December 31, 1997, which implied the incorporation of EPTE and other companies, the obligations of any nature relating to acts performed through the date of spin-off are sole responsibility of Eletropaulo, except for contingencies liabilities whose allowances have been allocated to the mergers. In such case, there was at the time of the spin-off no allocation to EPTE of allowance for this purpose, being clear for CTEEP Management and its legal counsels that the responsibility for said contingency was exclusively of Eletropaulo. There was at the time of the spin-off only the version to EPTE assets of the court deposit at the historical value of R$ 4.00 set up in 1988 by Eletropaulo, related to the value that the company understood to be due to ELETROBRAS related to the balance of said financing contract and allocation in EPTE liabilities of equal value related to this balance.

Due to the spin-off protocol of Eletropaulo, EPTE would own the assets transferred and Eletropaulo would be responsible for contingent liability related to the amount in dispute by ELETROBRAS. In October 2001, ELETROBRAS promoted execution of a decision related to said financing contract, charging R$ 429 million from Eletropaulo and R$ 49 million from EPTE, understanding that EPTE would pay this part with the adjusted funds of said court deposit. CTEEP acquired EPTE on November 10, 2001, succeeding it in the obligations and rights.

On September 26, 2003, an appellate decision of the Court of Justice of the State of Rio de Janeiro was published excluding Eletropaulo from the execution of said decision. Due to the facts, ELETROBRAS filed on December 16, 2003, a Special Appeal with the Superior Court of Justice and the Extraordinary Appeal with the Supreme Court, aiming to maintain the aforementioned collection against Eletropaulo. Appeals similar to those of ELETROBRAS were filed by CTEEP.

The Supreme Court granted on June 29, 2006, the CTEEP Special Appeal, to review the decision of the Court of Justice of the State of Rio de Janeiro that had excluded Eletropaulo as defendant of the execution action filed by ELETROBRAS.

Due to said grant of the Superior Court of Justice, on December 4, 2006, Eletropaulo filed a motion for clarification, which were denied according to appellate decision published on April 16, 2007, as well as the Special and Extraordinary Appeals that maintained the decision of the Superior Court of Justice, which became unappealable on October 30, 2008. In view of such decisions understanding the Exception of Pre-Execution filed by Eletropaulo, the execution action filed by ELETROBRAS follows its normal course as originally proposed.

CTEEP aiming to enable the discovery phase to determine the actual responsibility attributed to the partial spin-off protocol filed a declaratory action against the other parties involved in connection with the execution action.

About this debt and given the formal documents relating to the partial spin-off of Eletropaulo, CTEEP, according to the opinion of its Management and its legal counsels, is the holder only of the court deposit transferred to it as assets constituted in 1988, and should continue defending such right. On the other hand, the Company has no allowance for the contingency, which it considers responsibility of Eletropaulo and thus has been charged by ELETROBRAS.

32.	SUPPLEMENTARY RETIREMENT REMUNERATION PLAN GOVERNED BY LAW 4819/58

a)	Relevant facts

(i)	July 19, 2005

“CTEEP—Companhia de Transmissão de Energia Elétrica Paulista, meeting the provisions of CVM Instruction 358/02, hereby clarify aspects related to the supplementary retirement remuneration plan governed by State Law 4819/58. This plan applies to employees hired before May 13, 1974, mentioned in Note 21.1 to the Company’s financial statements of December 31, 2004.

The funds needed to face the charges assumed in this plan are responsibility of the competent bodies of the State government of São Paulo, whose implementation took place under an agreement between the Treasury of the State of Sao Paulo and the Company on December 10, 1999, effective until December 31, 2003.

This procedure was performed regularly until December 2003 by CESP Foundation, with funds from the Treasury department of the State, onlent by CTEEP. From January 2004, the Treasury department started to directly process those payments, without the intervention of CTEEP and CESP Foundation.

A decision of the 49th Labor Court of the State of São Paulo was reported to CTEEP on July 11, 2005 (case 1339/2005-1), granting injunctive relief for CESP Foundation to process again the payments of benefits arising from State Law 4819/58, according to respective rules, as performed until December 2003, with funds onlent by CTEEP. The 49th Labor Court of the State of São Paulo, on July 13, 2005, granted a term of 60 days for fulfillment of said decision. It is also included at the Regional Labor Court website, in São Paulo, a summary on similar decision (case SDC—20058200400002000) of June 30, 2005, determining that CESP Foundation, with funds onlent by CTEEP, processes again the payment of pensions and retirements of beneficiaries under State Law 4815/58.

In order to fulfill the aforementioned court decisions, CTEEP should request on a monthly basis the funds required to the Treasury department of the State of Sao Paulo, to effect the transfer to CESP Foundation, which must process the respective payments to the beneficiaries. The above decisions reached about 6,500 beneficiaries with monthly expenses around R$ 23 million which, according to CTEEP opinion, are responsibility of the State of São Paulo, who did so until December 2003. Consequently, CTEEP should appeal against said court decisions when understanding that the responsibility for payment of said benefits is in accordance with applicable law, of the State of São Paulo”.

(ii)	January 27, 2006

“CTEEP—Companhia de Transmissão de Energia Elétrica Paulista, meeting the provisions of CVM Instruction 358/02, hereby informs the public of the change in the procedure of the State Treasury department, due to recent understanding of the State Attorney—PGE, as to the transfer of the funds to CTEEP for fulfillment of the decision of the 49th Labor Court of the State of São Paulo that determined the return of the payroll processing of State Law 4819/58 to CESP Foundation, with funds received from the State of São Paulo and onlent by CTEEP The issue, previously to the fact herein addressed, was addressed in Note 20 Quarterly Information—ITR of CTEEP of 09/30/2005.

The State Treasury department onlent to CTEEP on 01/27/2006 a value below to that required for faithful fulfillment of said decision of the 49th Labor Court. The actual expenditure of CTEEP this month for purposes of said court decision was R$ 19,725, transferred to CESP Foundation and received R$ 14,976 from the Treasury department for this purpose. The Treasury department informed that this month certain portions of the expense were annulled due to recent opinion of PGE as to the limits of the State’s obligation in this matter. The decision of the 49th Labor Court currently reaches 5,528 beneficiaries. 794 benefits of State Law 4819/58 continue to be paid directly by the Treasury department.

CTEEP is still committed to change said decision of the 49th Labor Court in order to allow the return of the procedure of direct payment of payroll of State Law 4819/58 by the Treasury department. CTEEP reiterates the understanding of its legal counsels that the expenses arising from State Law 4819/58 and respective regulation are full responsibility of the Treasury Department of the State of Sao Paulo and studies appropriate measures in this case to protect the Company’s interests”.

(iii)	February 24, 2006

“CTEEP—Companhia de Transmissão de Energia Elétrica Paulista, meeting the provisions of CVM Instruction 358/02, hereby informs the public, proceeding with the mater addressed in Relevant Fact of 01/27/2006, that the State Treasury department onlent to CTEEP in February 2006 the amount of R$ 12,802 for fulfillment of the decision of the 49th Labor Court of the State of São Paulo that determined the return of the payroll processing of State Law 4819/58 to CESP Foundation, with funds received from the State of São Paulo and onlent by CTEEP. In February, the total expenditure of CTEEP for faithful fulfillment of that court decision was R$ 19,652.

CTEEP reiterates that it is still committed to change said decision of the 49th Labor Court in order to allow the return of the procedure of direct payment of payroll of State Law 4819/58 by the Treasury department, in addition to adoption of other measures to protect the Company’s lawful interests.

b)	Decision of the 49th Labor Court

On May 2, 2006, the decision rendered by the 49th Labor Court of the State of São Paulo about the above-mentioned process was known, by granting, in part, the complaint in question and keeping the effects of the injunction relief previously granted (Relevant Fact of July 19, 2005), in addition to determining the payment of installments due. CTEEP filed in court on May 8, 2006, Motions for Clarification said decision aiming to clarify and change certain aspects of that decision.

On June 19, 2006, by decision of the Superior Court of Justice declaring the lack of jurisdiction of the Public State Justice to consider the matter filed in the Labor Court claiming directly from the companies the proceeds under State Law 4819/58, the decision of the 49th Labor Court was annulled and the case will be sent to one of the Tax Courts of the State. Due to the aforementioned decision of the Superior Court of Justice, the proceeds provided for by State Law 4819/58 will be paid again directly by the Treasury department of the State of Sao Paulo and not by CESP Foundation anymore through transfer from CTEEP as it used to be for fulfillment of the decision of the 49th Court Office of São Paulo, herein annulled.

On June 28, 2006, the Superior Court of Justice granted preliminary injunction to suspend the effects of the decision rendered by the same court in the Conflict of Jurisdiction, subject matter of the decision of June 19, 2006. According to the notice received by CTEEP on June 30, 2006, the decision of the 49th Labor Court that determined the processing of the payroll of State Law 4819/58 by CESP Foundation, with funds from the State of Sao Paulo and onlent by CTEEP will prevail again.

c)	Current Status

As a result of the above-mentioned facts and by operation of said decision of the 49th Labor Court of the State of São Paulo, and the decision of the Superior Court of Justice, CTEEP onlent to CESP Foundation from September 2005 to December 2010, the amount of R$ 1,585,333 for payment of benefits of State Law 4819/58, receiving from the State Treasury department the amount of R$ 1,052,893 for that purpose. The difference between the values onlent to CESP Foundation and reimbursed by the Treasury department, at the amount of R$ 532,440 (Note 7 (c)), was initially requested in an administrative proceeding by the Company, and in December 2010 a collection lawsuit was filed.

On the other hand, CTEEP received from the Attorney General’s Office—PGE, on October 20, 2005, a copy of a statement of said body, of October 6, 2005, about consultancy of the Treasury department on the scope of such decisions. In such statement, PGE concludes that the decision of the 49th Labor Court of the State of São Paulo subjectively reaches the State Treasury Department, which is a defendant in the lawsuit. Therefore, PGE conclude that, “in the current scenario, the Treasury department is responsible for full compensation of the amounts spent by CTEEP to fulfill the court decision rendered in labor complaint No. 1145/2005-6, pending on the 49th Labor Court of the Capital”. In the same statement PGE concludes that the decision rendered by the Regional Labor Court, whose effects are suspended by the injunction obtained because of Correctional Claim doe not fully reach the State Treasury, which was excluded from the proceedings at the request of the Union; in this case, the State Treasury should, according to PGE, refund CTEEP in compliance with the strict limits of State Law 4819/58, excluding any benefits imposed by the respective rules, which exceed or are deemed in conflict with the specific laws.

In view of the foregoing, it is clear that the understanding of the Attorney General’s Office—PGE on the subject matter, formalized through Office Letter PGE/SF 01/2006 of 02/10/2006, and respective Technical Note PGE / SF 01/2006 changes the understanding previously offered by PGE and was effective until December 2005 for purposes of transfer of funds to CTEEP for fulfillment of the decision of the 49th Labor Court. According to current understanding of PGE, the State Treasury should make certain annulments on transfers to CTEEP to transfer to CESP Foundation for fulfillment of said court decision.

In October 2008, the Superior Court of Justice decided again for the jurisdiction of regular courts in a public action involving the same parties and subject-matter, whose appellate decision was the subject-matter of appeals, which were denied.

CESP Foundation in October 2010, raised the conflict of jurisdiction of the matter before the STF # 7706, with the initial decision of interruption of the progress of labor and civil cases pending decision of said conflict.

In January 2009, due to the non-coverage of decision of the 49th Labor Court for a total of 583 retirees, they were transferred to direct payment by the State Treasury, generating a non-disbursement of cash to the Company of R$ 1.9 million/month, because they are not covered by said decision.

Under Relevant Facts above, CTEEP is still committed to annul said decision of the 49th Labor Court in order to allow the return of the procedure of direct payment of payroll of State Law 4819/58 by the Treasury department. CTEEP reiterates the understanding of its legal counsels that the expenses arising from State Law 4819/58 and respective regulation are full responsibility of the Treasury Department of the State of Sao Paulo and studies appropriate measures in this case to protect the Company’s interests”. As a result, the Company records this annulment as values receivable from the State Treasury (Note 7).

33.	SUBSEQUENT EVENTS

a)	Acquisition of 40% of shares of IEMG capital held by Cymi Holding SA (Note 2.4 (b).)

On February 3, 2011 CTEEP made the payment of R$ 15.2 million for the acquisition of interest of 40% of shares of capital held by IEMG by Cymi Holding S.A.

The transaction was approved by the Council for Economic Defense (CADE) on December 7, 2010, by BNDES on December 16, 2010 and ANEEL on December 21, 2010, through Authorizing Resolution No. 2714.

b)	Transfer of shares on the capital of Rio Branco held by CTEEP for Centrais Elétricas do Norte do Brasil S.A.—Eletronorte

On February 15, 2011 ANEEL decided through Authorizing Resolution No. 2774, the request for transfer of shares held by CTEEP to Centrais Elétricas do Norte do Brasil S.A. – Eletronorte.

c)	Issuance of promissory notes

On July 11, 2011, the 5th issuance of promissory notes occurred amounting to R$ 300 million, due on July 05, 2012. The nominal charges correspond to CDI + 0.4% per year.

d)	Loans

On April 19, 2011, the Company signed additive number 2 to the loan contract with Banco Nacional de Desenvolvimento Econômico e Social – BNDES, which on April 28, 2011paid R$ 74.4 million to TJLP + 1.80% per year.

On April 26, 2011, the Company received external funds granted directly by Itaú BBA Nassau, by means of a Loan Agreement according to Law number 4131 of September 03, 1962. The amount, in foreign currency, corresponds to USD 63.7 million equivalent to R$ 100 million, with which, on the same day, the Company engaged a swap operation to exchange the dollar currency (principal + interest) into Reais and interest rate in R$ (CDI) to the cost of 103.50% CDI.

On October 17, 2011, CTEEP received a Long Term Direct External Loan with bank J.P. Morgan Chase (New York), according to Law 4131 of September 03, 1962, on the amount of USD 85.7 million, with the remuneration of exchange variation (VC) + 2.15% per year. Additionally, they contracted a Swap instrument with bank J.P. Morgan S.A. with Notional of R$ 150 million, exchanging VC + 2.15% for 98.35% of CDI per year. The Company will adopt Hedge Accounting and will classify the derivative as Fair Value Hedge, according to parameters described in the International Standard IAS 39.

e)	Capital increase

In the Management Board meeting of April 25, 2011, the increase of capital of R$ 76,763 was approved, based on private issuance of new shares at R$ 51.66 per share. From the total increase value, R$ 28,832, equivalent to 558,113 shares, will belong to the controlling shareholder and will be paid up according to capitalization of capital reserve (special goodwill reserve at incorporation) corresponding to tax benefit—incorporated goodwill of the controller deriving from corporate restructuring concluded on February 2008.

On October 28, 2011, CVM authorized the Record of Public Offer for the Unsubscribed Shares of the Company. The auction of unsubscribed shares occurred on November 04, 2011, from 4 PM to 4:15 PM at BM&FBovespa. The minimum prices were the same from stages previous to the capital increase process and the amounts offered correspond to the unsubscribed shares. Consequently, the Company granted its shareholders who subscribed shares in Capital Increase, the right to revise the decision regarding the subscription of shares, totally or partially, up to November 11, 2011.

f)	Ratificação de pagamento de dividendos Ratification of dividents payment

The General Shareholders’ Meeting of April 29, 2011, ratified the payments of dividends and interest over capital deliberated by the Management Board and decided to pay, during 2011, the balance of dividends referring to the 2010 profit, amounting to R$ 16,714, corresponding to R$ 0.110087 per share.

34.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized by the Board of Directors on November 16, 2011

Abbreviations used:

COFINS (CONTRIBUTION TO SOCIAL SECURITY FUNDING)

PIS (SOCIAL INTEGRATION PROGRAM)

FGTS—SEVERANCE INDEMNITY GUARANTEE FUND

INSS—NATIONAL SOCIAL SECURITY INSTITUTE

RAP—(ALLOWED ANNUAL REVENUE)

IGPM—(GENERAL INDEX OF MARKET PRICES)

IPCA—(NATIONAL EXTENDED CONSUMER PRICE INDEX)

IPTU—(URBAN LAND AND BUILDING TAX)

CVM—BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ISS—SERVICE TAX