Form 20-F/A
period 2010-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2012-01-31
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.2

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

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.).  ☐ Yes  ☒ No

Explanatory Note — Amendment

We, Centrais Elétricas Brasileiras S.A. – Eletrobras, are filing this Form 20-F/A to include in our Annual Report on Form 20-F for the year ended December 31, 2010 (or Annual Report), (i) revised information in Item 16F and (ii) pursuant to Rule 3-09 of Regulation S-X, consolidated financial statements and accompanying notes of Companhia Estadual de Geração e Transmissão de Energia Elétrica Companhia Energética do Maranhão S/A (or CEMAR). As of December 31, 2010, we owned a 33.55% interest in CEMAR.

Rule 3-09 of Regulation S-X provides that if a 50% or less owned person accounted for by the equity method meets the first or third condition of the significant subsidiary tests set forth in Rule 1-02(w) of Regulation S-X, substituting 20% for 10%, separate financial statements for such 50% or less owned person shall be filed. As CEMAR met such test as of and for the year ended December 31, 2009, we have included in this Form 20-F/A their audited financial statements as of and for the years ended December 31, 2010 and 2009. Items 17, 18 and 19 are the only portion of the Annual Report being supplemented or amended by this Form 20-F/A.

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

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

Please see (i) our consolidated financial statements beginning on page F-1 of our Annual Report, (ii) our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 of Companhia de Transmissão de Energia Elétrica Paulista (or CTEEP) in our Form 20-F/A filed on December 12, 2011 and (iii) the audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 of CEMAR beginning on page F-1 of this Form 20-F/A. CEMAR, Companhia Estadual de Distribução de Energia Elétrica (or CEEE-D), CTEEP and Companhia Estadual de Geração e Transmissão de Energia Elétrica (or CEEE-GT) constituted significant subsidiaries in 2009 under IFRS. In accordance with Rule 3-09 of Regulation S-X, audited financial statements as of and for the years ended December 31, 2009 and 2010 of CEEE-D and CEEE-GT will be filed subsequently as a further amendment or amendments to our Annual Report.

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

Item 19 of our Annual Report on Form 20-F for the year ended December 31, 2010, filed on October 17, 2011, is amended by the deletion of the following exhibit:

16.1	Auditors’ Letter Regarding Change in External Auditor.

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

Name: Armando Casado de Araújo
Title: Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the year ended December 31, 2010 and 2009

Companhia Energética do Maranhão - CEMAR

(Publicly held company in Brazil)

Financial statements

December 31, 2010 and 2009

Independent auditors’ report

To

The Board of Directors and Shareholders of

Companhia Energética do Maranhão - CEMAR

São Luís - MA

We have audited the accompanying statements of financial position of Companhia Energética do Maranhão - CEMAR as of December 31, 2010 and 2009 and the related statements of profit or loss, changes in shareholders´equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companhia Energética do Maranhão - CEMAR as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and accounting practices adopted in Brazil.

Fortaleza, January 25, 2012

KPMG Auditores Independentes

Companhia Energética do Maranhão - CEMAR

(Public held Company)

Statement of financial position

December 31, 2010, 2009 and January 1, 2009

(In thousands of Reais)

Assets	2010	2009	01/01/09

Current
Cash and cash equivalents	456,836	357,467	271,538
Accounts receivable	450,588	373,360	333,787
Accounts receivable - Low income	17,418	23,115	18,004
Allowance for doubtful accounts	(45,831)	(45,112)	(32,869)
Recoverable taxes	48,212	45,470	41,100
Recoverable contributions and taxes	34,086	7	7
Inventories	5,509	5,520	8,212
Other credits - Services	55,335	18,279	7,885
Other receivables	6,176	4,022	3,071

	1,028,329	782,128	650,735

Noncurrent
Accounts receivable	58,177	68,235	29,230
Recoverable taxes	40,369	43,742	45,502
Deferred income tax and social contribution	252,495	253,257	258,720
Other receivables	8,394	8,959	208
Concession financial asset	50,409	33,403	8,745
Investments	221	221	221
Intangible assets, net	1,369,214	1,239,266	1,117,204

	1,779,279	1,647,083	1,459,830

Total assets	2,807,608	2,429,211	2,110,565

Liabilities and shareholders’ equity	2010	2009	01/01/09

Current
Trade payables	168,258	166,755	183,526
Accrued vacation and payroll payables	7,054	6,276	6,548
Loans and financings	131,134	140,513	81,076
Debentures	63,041	7,814	12,455
Regulatory charges payables	5,434	2,950	5,426
Tax payables	34,921	31,858	33,311
Income tax and social contribution payable	36,307	432	838
Dividends payable	56,016	34,201	42,076
Provision for contingencies	27,444	3,316	9,406
Public lighting fee payable	13,492	15,704	13,449
Research and development and energy efficiency accrual	15,890	17,138	17,925
Profit sharing accrual	16,794	13,907	9,018
Other accounts payable	26,187	18,040	8,450

	601,972	458,904	423,504

Noncurrent
Loans and financings	849,877	801,639	682,416
Debentures	213,840	267,300	267,300
Tax payables	84,329	84,230	12,691
Deferred income tax and social contribution	104,527	86,495	77,914
Provision for contingencies	16,899	4,806	13,474
Research and development and energy efficiency accrual	28,111	16,624	11,860

	1,297,583	1,261,094	1,065,655

Shareholders’ equity
Share capital	374,346	310,278	252,513
Capital reserve	674	674	383
Earnings reserve	577,975	443,203	336,254
Retained earnings (accumulated losses)	(44,942)	(44,942)	32,256

	908,053	709,213	621,406

Total liabilities and shareholders’ equity	2,807,608	2,429,211	2,110,565

See the accompanying notes to the financial statements.

Companhia Energética do Maranhão - CEMAR

(Public held Company)

Statement of profit or loss

December 31, 2010 and 2009

(In thousands of Reais)

	2010	2009

Net revenues	1,756,353	1,618,613

Cost of electric energy services	(1,092,978)	(1,039,555)

Energy costs	(542,188)	(470,906)

Energy purchased for resale	(461,327)	(383,680)
Transmission and distribution systems usage fees	(80,861)	(87,226)

Operating costs	(550,790)	(568,649)

Labor	(20,453)	(11,406)
Material	(5,454)	(5,885)
Third party services	(39,510)	(33,241)
Depreciation and amortization	(83,134)	(83,398)
Leasing expenses	(106)	(33)
Construction costs	(402,200)	(431,622)
Other	67	(3,064)

Gross margin	663,376	579,058

Selling expenses	(84,929)	(70,679)
Impairment on recievables	(35,906)	(25,375)
Administrative expenses	(73,834)	(53,334)
Payroll and key management personnel	(9,083)	(2,664)
Provision for contingencies	(7,744)	(3,252)
Depreciation and amortization	(10,918)	(14,195)
Other operating income(expense)	(46,685)	(26,626)

Profit before financial results and income taxes	394,277	382,933

Net finance costs	(61,406)	(87,744)

Finance income	90,843	94,559
Finance costs	(152,249)	(182,303)

Profit before income taxes	332,871	295,189

Income tax and social contribution	(54,250)	(75,558)

Deferred income taxes	(18,795)	(14,044)
Current income taxes	(35,455)	(61,514)

Net profit	278,621	219,631

Basic earnings per share (R$)	1.6970	1.3380
Dilluted earnings per share (R$)	1.6970	1.3377

See the accompanying notes to the financial statements.

Companhia Energética do Maranhão - CEMAR

(Public held Company)

Statement of changes in shareholders’ equity

December 31, 2010, 2009 and January 1, 2009

(In thousands of Reais)

			Earnings reserve
	Share capital	Capital reserve	Legal reserve	Tax incentives reserve	Unrealized earnings reserve	Special reserve	Additional dividends proposed	Retained earnings (accumulated losses)	Total

January 1, 2009	252,513	383	11,187	46,577	25,977	252,513	—	32,256	621,406

Share based compensation	—	291	—	—	—	—	—	—	291
Capital increase	57,765	—	(11,188)	(46,577)	—	—	—	—	—
Net income	—	—	—	—	—	—	—	219,631	219,631

Proposed destinations:
Legal reserve	—	—	9,913	—	—	—	—	(9,913)	—
Unrealized earnings reserve	—	—	—	—	76,235	—	—	(76,235)	—
Tax benefits reserve	—	—	—	54,155	—	—	—	(54,155)	—
Dividends payment	—	—	—	—	—	—		(132,115)	(132,115)
Additional proposed dividends	—	—	—	—	—	—	24,411	(24,411)	—

December 31, 2009	310,278	674	9,912	54,155	102,212	252,513	24,411	(44,942)	709,213

Capital increase	64,068	—	(9,913)	(54,155)	—	—	—	—	—
Net income	—	—	—	—	—	—	—	278,621	278,621

Proposed destinations:
Legal reserve	—	—	13,932	—	—	—	—	(13,932)	—
Unrealized earnings reserve	—	—	—	—	21,482	—	—	(21,482)	—
Tax benefits reserve	—	—	—	43,207	—	—	—	(43,207)	—
Dividends payment	—	—	—	—	—	—	(24,411)	(55,370)	(79,781)
Additional proposed dividends	—	—	—	—	—	—	144,630	(144,630)	—

December 31, 2010	374,346	674	13,931	43,207	123,694	252,513	144,630	(44,942)	908,053

See the accompanying notes to the financial statements.

Companhia Energética do Maranhão - CEMAR

(Public held Company)

Statement of cash flows

December 31, 2010, 2009

(In thousands of Reais)

	2010	2009

Operating activities
Net income	278,621	219,631

Adjustments to net income
Depreciation and amortization	94,051	97,593
Interest and monetary adjustments	24,860	(3,788)
Provision for contingencies	32,095	3,252
Impairment loss on receivables	35,906	25,375
Deferred income tax and social contribution	18,794	14,045
Other	(6,514)	(12,313)

	199,192	124,165

Changes in current and noncurrent assets
Accounts receivable	(88,602)	(77,745)
Inventories	11	2,693
Recoverable taxes	(59,933)	(25,260)
Other credits	11,294	(7,376)
Other credits - Services	(42,699)	(10,970)
Accounts receivable - Low income	5,696	(5,111)
Recoverable taxes	(26,950)	(31,087)

	(201,183)	(154,855)

Changes in current and noncurrent liabilities
Trade payables	1,503	(16,771)
Tax payables	94,096	101,723
Accrued vacation and payroll payables	1,453	6,872
Provision for contingencies	3,831	(22,895)
Dividends paid	(57,968)	(139,931)
Research and development and energy efficiency accrual	10,239	3,977
Other accounts payable	17,822	47,894

	70,976	(19,132)

Net cash provided by operating activities	347,606	169,809

Investing activities

Intangible assets acquired	(210,996)	(222,198)
Financial assets acquired	(17,006)	(7,314)
Other	(34,334)	(24,996)

Net cash used in investing activities	(262,336)	(254,507)

Financing activities
Loans and receivables - receipts	146,550	268,135
Loans and receivables - payments	(132,451)	(97,508)

Net cash provided by financing activities	14,099	170,627

Total increase in cash and cash equivalents	99,369	85,929

Changes in cash and cash equivalents
Beginning cash and cash equivalents	357,467	271,538
Ending cash and cash equivalents	456,836	357,467

Increase in cash and cash equivalents	99,369	85,929

See the accompanying notes to the financial statements.

Companhia Energética do Maranhão - CEMAR

(Publicly held company in Brazil)

Notes to the financial statements

Years ended December 31, 2010 and 2009

(In thousands of Reais, unless otherwise indicated)

1	Operations

Companhia Energética do Maranhão - CEMAR (“the Company”) is a publicly held company in Brazil, established in Brazil in the city of São Luís, in the state of Maranhão state. The Company is a subsidiary of Equatorial Energia S.A. and has concession rights to explore electric energy public services, including projects, construction and management of sub-transmission, transforming, distribution and trading energy systems and other related services granted or to be granted, in addition to the construction and operation of small energy generation system. In accordance with industry regulations, the Company can manage sub-transmission, distribution or energy trading systems that belong to the Federal Government, the State or the municipalities, providing technical services, performing exports and imports and other necessary procedures, being these activities regulated and monitored by Agência Nacional de Energia Elétrica - ANEEL. The Company’s shares are solely traded on the Organized OTC Market of BM&FBovespa.

2	Energy distribution concession agreement

The Company has the concession to distribute energy to 217 municipalities in the state of Maranhão, covering a concession area of 333 thousand square kilometers, as regulated by the Concession Agreement number 060 dated August 28, 2000 executed by ANEEL, the Company and its parent company. The agreement term ends in August 2030 and it can be renewed for another 30 years.

Energy purchased is sold to residential, industrial, commercial, rural and governmental customers. As stated by the industry regulation, Decree number 5163, dated July 30, 2004, the Company acquired energy through energy purchase agreements in the regulated market (CCEAR) to fulfill its demand in the regulated market.

Upon adoption of IFRIC 12, all assets previously recorded as Property, plant and equipment, which belong to the energy distribution concession (i.e. the granting authority), are now recorded as intangibles and financial assets. The measurement of balances disclosed in notes 12 and 29 was performed considering the end of the concession term in August 2030, for which Management believes the concession agreement will be renewed for an additional 30-year period.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

3	Basis of preparation

a.	Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (IFRSs) and accounting practices adopted in Brazil. These are the Company’s first financial statements prepared in accordance with IFRSs and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The financial statements are also in accordance with industry reporting regulation from Agência Nacional de Energia Elétrica (ANEEL), through its Accounting Manual for Electric Energy Public Services.

An explanation of how the transition to IFRSs has affected the reported financial position,

financial performance and cash flows of the Company is provided in note 29.

The financial statements were authorized for issue by the Board of Directors on January 25, 2012.

b.	Basis of measurement

The financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	financial instruments at fair value through profit or loss are measured at fair value;

c.	Functional and presentation currency

These financial statements are presented in Real, which is the Company’s functional currency. All financial information presented in Real has been rounded to the nearest thousand, unless otherwise indicated.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

d.	Use of estimates and judgements

The preparation of the financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 7 - impairment of financial instruments

•	Note 0 - utilization of tax losses

•	Note 18 - provisions and contingencies

•	Note 27 - measurement of defined benefit obligations

•	Note 29 - measurement of financial instruments

4	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening IFRS statement of financial position at January 1, 2009 for the purposes of the transition to IFRSs, unless otherwise indicated.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

a.	Foreign currency

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

b.	Revenue

Profit or loss is measured using the accrual method.

Revenues for services rendered are recognized when services are rendered. Energy billings to all customers is performed monthly based on a meter reading calendar. Unbilled energy, corresponding to the period from the last meter reading and the reporting date is estimated and recognized in the period it has been consumed.

Construction revenues: according to Technical Interpretation ICPC 01, when a concessionaire provides construction services or makes improvements to infrastructure, revenues and costs from these services should be recognized in accordance with CVM Decision 576/09, together with Technical Pronouncement CPC 17 - Construction Contracts. The Company evaluates the margin in existing projects to approximate zero and therefore to be immaterial, therefore construction revenues are fully offset by construction costs.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

c.	Financial instruments

•	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss and loans and receivables.

•	Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

•	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables, including service concession receivables.

•	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term investments with original maturities of three months or less. The carrying amount reflects their market value, including interest earned as of the reporting date and are equivalent to their fair value.

Dividend payments are classified as operating activies in the statements of cash flows.

•	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

The Company has the following non-derivative financial liabilities: loans, borrowings, debentures and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

•	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers in the Company, economic conditions that correlate with defaults or the disappearance of an active market for a security.

The Company considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant loans and receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together loans and receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against loans and receivables. Interest on the impaired asset continues to be recognised. When a subsequent event (e.g. repayment by a debtor) causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

•	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference shares are classified as equity if it is non-redeemable, or redeemable only at the Company’s option. Preference shares do not hold voting rights and have preference on liquidation.

Minimum regulatory dividends as established in the bylaws are recognized as a liability.

d.	Consumers and resellers

Includes billed and unbilled services and energy using the accrual method, adjusted to present value, when applicable, including penalties and other credits due as of the reporting date (note 7).

Allowance for doubtful receivables

The allowance is recorded in amounts considered by Management to be sufficient to cover eventual losses in the receivables collections as described in note 7(a).

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

e.	Inventories

Inventories of materials are classified as current assets and measured using the weighted average cost method, adjusted by impairment losses, when necessary and do not exceed their net realizable value. Inventories used to construct concession intangible assets are classified as intangible assets and are measured using the weighted average cost method, net of VAT taxes (ICMS).

f.	Service concession arrangements

Concession Agreement number 60 dated August 28, 2000 and its subsequent amendments executed by the Federal Government (the granting authority) and the Company (the concession operator) regulates the energy distribution public services management, whereby:

•	The agreement establishes the services the operator must deliver and to whom (i.e. the customers) these services should be provided;

•

The agreement established public service levels, related to the maintenance and upgrade of the quality to fulfill customers’ needs and the operator has the obligation, at the end of the grant period, to return the infrastructure in the same conditions it has received it at the execution of agreements. Continuous investment during the concession term are made to fulfill the operator obligations; therefore, concession assets might need to be replaced, several times, until the end of the concession;

•	At the end of the concession the related assets must be returned to the granting authority and the operator is eligible for payment of an indemnification; and

•

Price is regulated through a mechanism established in the concession agreement based on parametrical formulas (Parcels A and B), as well as the tariff review models, which must be sufficient to cover costs, investment amortization and compensation for invested capital.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Based on the terms of the energy distribution concession agreement, Management understands that criteria under IFRIC 12 are met, and guidance provided in this interpretation to account for the energy distribution business is as follows:

(a)	Parcel of the investments made and unamortized or depreciated until the end of the concession term is classified as a financial asset as it is an unconditional right to receive cash or other financial asset from the granting authority; and

(b)	Residual value of the financial asset is classified as an intangible asset as its recovery is conditioned upon the use of the public service, through the consumption of electric energy by consumers, see note 13.

The infrastructure received or constructed for the distribution activity previously classified as property, plant and equipment is recovered through two different cash flows, as follows: (i) through the consumption of energy by customers (monthly billing based on consumed/ sold energy) during the concession period; and (ii) as an indemnification for the returned assets at the end of the concession period, to be received from the granting authority or from whoever it delegates this obligation.

g.	Intangible assets

•	Service concession arrangement

The Company recognizes an intangible asset arising from a service concession arrangement when it has a right to charge for usage of the concession infrastructure. An intangible asset received as consideration for providing construction or upgrade services in a service concession arrangement is measured at fair value upon initial recognition. Subsequent to initial recognition the intangible asset is measured at cost, which includes capitalized borrowing costs, less accumulated amortization and accumulated impairment losses.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

•	Other intangible assets

Other intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

•	Amortization

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are based on the concession agreement term of 30 years.

The estimated useful life of an intangible asset in a service concession arrangement is the period from when the Company is able to charge the public for the use of the infrastructure to the end of the concession period. Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

h.	Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus, when applicable, the corresponding charges and monetary and/or exchange variations incurred up to the reporting date. When applicable, current and noncurrent liabilities are stated at present values, based on the interest rates that reflect the term, the currency and the risk of each transaction. Adjustments to present value are recorded in profit or loss in the same line that gave rise to the aforementioned liability. The difference between the present value and the face value of a liability is recognized in the statement of profit or loss over the period of the transaction, based on the amortized cost and effective interest rate methods.

i.	Dividends distribution

The accounting policy for the recognition of dividends payable is consistent with IAS 37, which requires that proposed dividends should be recorded as current liabilities based on legal obligations.

The Company’s bylaws establish that a minimum of 25% of annual net income to be distributed as dividends. In addition, according to the bylaws, the Board of Directors can approve payment of interest on equity and interim dividends.

Thus, at the reporting date and after the legal allocation of earnings, the Company recognizes a liability equivalent to the minimum mandatory dividend still not distributed during the year, and recognized any proposed dividends in excess of the minimum as “additional dividends proposed” in equity.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

j.	Employee benefits

•	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

•	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

The Company uses the corridor method. Under the corridor method, a portion of the actuarial gains or losses is recognized in profit or loss when the cumulative amounts of these gains or losses exceed 10% of the benefit obligation, or the plan assets, if larger (“the corridor”).

•	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

k.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

l.	Finance income and finance costs

Finance income comprises interest income on funds invested (including changes in the fair value of financial assets at fair value through profit or loss). Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either finance income or finance cost depending on whether foreign currency movements are in a net gain or net loss position.

m.	Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on rates of 15%, plus a surtax of 10% on taxable profit in excess of R$ 240 thousand for income tax and 9% on taxable profit for social contribution, and consider compensation of tax losses and the negative social contribution base, limited to 30% of taxable profit.

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and an adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

n.	Earnings per share

Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common and preference shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the aforementioned weighted average number of shares outstanding, adjusted for the effects of all potential dilutive instruments convertible into shares, including share options granted.

o.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments´ operating results are reviewed regularly by the Company´s CEO to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has a single segment, which is the energy distribution to customers.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

p.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2010, and have not been applied in preparing these financial statements. None of these is expected to have an effect on the financial statements of the Company, except for IFRS 9 Financial Instruments, which becomes mandatory for the Company’s 2013 financial statements and is expected to impact the classification and measurement of financial assets. The extent of the impact has not been determined.

5	Determination of fair values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a.	Intangible assets

The fair value of intangible assets received as consideration for providing construction services in a service concession arrangement is estimated by reference to the fair value of the construction services provided. The Company considers that the fair value of the construction services provided equals its construction cost, considering the practices of the Brazilian energy distribution market. When the Company receives an intangible asset and a financial asset as consideration for providing construction services in a service concession arrangement, the Company estimates the fair value of intangible assets as the difference between the fair value of the construction services provided and the fair value of the financial asset received.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

b.	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss and loans and receivables is determined by reference to their quoted closing bid price at the reporting date.

c.	Trade and other receivables

The fair value of trade and other receivables, excluding construction work in progress, but including service concession receivables, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes.

d.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

e.	Share-based payment transactions

The fair value of the employee share options and the share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds).

Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

6	Cash and cash equivalents

	2010	2009	01/01/09

Bank balances	23,136	21,818	18,626
Short-term investments	433,700	335,649	252,912

Total	456,836	357,467	271,538

Cash and cash equivalents include bank balances and short-term investments.

Short-term investments refer to operations with financial institutions that operate on the domestic financial market, have low credit risk, are remunerated at usual market rates and conditions, and are available to be used in the Company’s operations, i.e. they are readily available financial assets.

Short-term investments are readily convertible into known cash amounts and are subject to an insignificant risk from change in value, and redemption within a period of less than 90 days.

The Company considered these short-term investment assets to be cash equivalents for purposes of preparing the statement of cash flow.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

7	Accounts receivable

	2010					2009		01/01/09
		Overdue
	Current	Up to 90 days	Over 90 days	Gross	Allowance	Gross	Allowance	Gross	Allowance
Billed services
Residential	50,233	59,447	16,353	126,033	23,343	115,298	19,552	112,133	11,623
Industrial	14,282	5,662	3,779	23,723	864	21,943	3,269	28,022	4,466
commercial, services and other	27,790	13,626	5,094	46,510	2,802	45,295	4,336	46,616	4,629
Rural	4,107	3,150	2,869	10,126	466	9,290	805	9,406	1,159

	96,412	81,885	28,095	206,392	27,475	191,826	27,962	196,177	21,877

Government	10,094	10,885	4,392	25,371	925	16,886	825	14,147	876
Public lighting	5,589	1,988	2,154	9,731	71	11,418	246	7,228	244
Public services	8,095	12,861	2,423	23,379	488	14,184	857	16,490	879

	23,778	25,734	8,969	58,481	1,484	42,488	1,928	37,865	1,999

Unbilled services	50,721	—	—	50,721	—	41,211	—	26,897	—
PERCEE	122	—	—	122	—	119	—	115	—
Emergency capacity surcharge	1	—	3	4	—	6	—	8	—
Negotiation in installments	126,190	18,209	15,563	159,962	6,054	145,196	9,877	70,252	3,378
PV (*)	(2,735)	—	—	(2,735)	—	(3,645)	—	(3,192)	—
Other	4,846	7,145	4,289	16,280	8,207	13,604	3,265	18,407	3,287

	179,145	25,354	19,855	224,354	14,261	196,491	13,142	112,487	6,665

Subtotal - Consumers	299,335	132,973	56,919	489,227	43,220	430,805	43,032	346,529	30,541

Energy Trading Chamber -CCEE	17,014	—	—	17,014	197	8,603	197	13,876	197
Concessions	245	—	—	245	—	205	—	304	—
Checks in collection	—	—	5,253	5,253	5,524	4,993	4,993	4,977	4,977
Services to third parties	—	—	664	664	528	627	528	969	792

	17,259	—	5,917	23,176	6,249	14,428	5,718	20,126	5,966

Total	316,594	132,973	62,836	512,403	49,469	445,233	48,750	366,655	36,507

Current assets	258,417	132,973	59,198	450,588	45,831	373,360	45,112	333,787	32,869
Noncurrent assets	58,177	—	3,638	61,815	3,638	71,873	3,638	32,868	3,638

(*)	The Company measured assets and liabilities at present value using interest rates that reflect the nature of these assets and liabilities regarding term, risk, currency, fixed or floating interest rates. The Company recorded in December 31, 2010 R$2,735 as a present value adjustment to negotiations of amounts to be collected in installments; (2009: R$3,645; January 1, 2009: R$3,192), and R$31 as a financial expense charge.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in accordance with management’s best estimates based on the General Instruction 6.3.2 from the Energy Public Services Accounting Manual, summarized as follows:

•	Clients with significant debts

Individual analysis of outstanding balances, by consumer class, where collections are considered to be difficult.

•	Other debts:

•	Residential consumers - Overdue for over 90 days;

•	Commercial consumers - Overdue for over 180 days; and

•	Industrial, rural, governmental, public lighting, public services and other - Overdue for over 360 days.

8	Accounts receivable - Low income customers

On July 1, 2003, ANEEL issued Resolution 320 which added new procedures for homologation of the economic subsidy to consumers that fall within the low income category.

The program Viva Luz, created by the government of the State of Maranhão, was launched in November 2009. Its objective is to benefit residential consumers that have monthly consumption of up to 50 kWh, through exemption from paying electricity bills, which should be collected by the Company from the government.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

At December 31, 2010 the Company has R$17,418 of Low income receivables (2009: R$20,423; January 1, 2009: R$18,004).

9	Recoverable contributions and taxes and recoverable taxes

Current and noncurrent recoverable tax balances related to retentions and legal anticipations are as follows:

	2010		2009		January 1, 2009
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Recoverable contributions and taxes (a)	34,086	—	7	—	7	—
Recoverable taxes
Income tax witholdings from financial investments	4,760	—	3,155	—	3,788	—
Recoverable income tax	1,714	—	1,275	—	731	—
Recoverable VAT on property purchases (ICMS-CIAP) (b)	36,811	39,787	38,812	41,185	34,814	43,996
Recoverable revenue tax (COFINS) (c)	1	—	2	—	1	—
Recoverable revenue tax (PIS) (c)	—	—	—	—	—	—
Other	4,926	582	2,226	2,557	1,766	1,506

	48,212	40,369	45,470	43,742	41,100	45,502

(a)	Anticipated income tax (IRPJ) and social contribution (CSLL) refer to amounts anticipated monthly, based on calculations in accordance with article 2 of Law 9430, dated December 27, 1996.
(b)	Based on Complementary Law 102, dated July 11, 2000, the Company recognizes VAT receivable balances over acquisitions of plant and equipment (ICMS-CIAP).
(c)	Revenue taxes (PIS and COFINS) recoverable arise from the non cumulative system established in Law 10637/02 and 10833/03, respectively. Recoverable PIS and COFINS classified as noncurrent assets refer to the exclusion of ICMS (VAT tax) and ISS (service tax) from the calculation base for these contributions, as provided in injunctions 2006.37.00.005574-3 and 2008.37.00.004357-1, respectively.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

10	Deferred income tax and social contribution

Management has recognized deferred tax assets arising from tax loss carryforwards and the negative bases for social contribution considering the forecasted taxable profit of CEMAR, prepared by its Management which indicates that these assets will be realized in less than 10 years. These tax loss carryforwards do not expire.

Consequently, these tax credits have been recognized as noncurrent assets, based on its expected realization, determined based on the Company’s forecasted future results, observing the limit of 30% for annual compensation against taxable profits.

a.	Deferred income tax and social contribution

	2010	2009	01/01/09

Income tax loss carryforwards	217,518	217,485	204,195
Social contribution negative basis*	—	1,456	15,293
Temporary book and tax balance differences	34,977	34,316	39,232

Noncurrent assets	252,495	253,257	258,720

Temporary book and tax balance differences	104,527	86,495	77,914

Noncurrent liabilities	104,527	86,495	77,914

(*)	The social contribution negative basis was fully utilized during 2010.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

b.	Expected recovery

The Company, based on management’s assessment, has analyzed its tax losses carryforwards, accumulated between 1990 and 2005, based on the Corporate Income Tax Declaration - DIPJ and the Taxable Profit Register - LALUR, which were reviewed by a tax specialist. The expected recovery of these tax carryforwards is consistent with forecasted taxable results of the Company.

Expected recovery period	2011	2012	2013	2014	2015	2016 to 2018	Total

Deferred taxes	62,700	19,100	21,000	14,700	19,100	80,918	217,518

Based on technical viability studies that forecasts full recovery of the deferred taxes, Management estimates that realization of the tax carryforwards of R$217,518 should occur by 2018. Of this amount, the amount of R$62,700 is expected to be realized in 2011 and compensated against the amount determined by Law 11941 with REFIS IV.

The Company has accelerated depreciation tax benefits until 2013, technological incentives and SUDENE (Northeast Development governmental entity) benefits until 2016.

The technical viability studies were prepared by the Company, examined by the Statutory Audit Committee and ratified by the Management Board on March 29, 2011.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

c.	Reconciliation of income tax and social contribution expense

The reconciliation of the tax expenses calculated using the enacted tax rates and the tax expenses related to income tax (IRPJ) and social contribution (CSLL) charged to profit or loss, for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009
Profit before income taxes	332,871	295,189
Enacted tax rate	34%	34%

Expenses using enacted tax rate	113,176	100,364

Additions:
Non-deductible expenses	2,008	658
Exclusions:
R&D incentives	(719)	(557)
Subtotal	114,465	100,465

PAT (employee food) incentive	(1,150)	(122)
Prior period tax return differences and other adjustments	(15,858)	29,370
SUDENE (Northeast region tax benefit)	(43,207)	(54,155)

IRPJ and CSLL expense in profit or loss	54,250	75,558

Effective tax rate	16%	26%

11	Related parties

The main asset and liability balances at December 31, 2010 and 2009, and at January 1, 2009, as well as the transactions that affected income for the years, result from operations between the Company, its parent company and its related parties, shareholders and their related parties, key management staff (managing director and directors) and other related parties.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

			2010			2009			01/01/09
Company	Ref.	Nature of operation	Asset	Liability	Profit or loss	Asset	Liability	Profit or loss	Asset	Liability

Eletrobrás	(a)	Loans and financings/interest	—	409,357	33,053	—	411,138	20,391	—	340,236
		Dividends payable	—	18,577	—	—	11,259	—	—	13,925
Fascemar	(b)	Loans and financings/interest	—	24,071	3,269	—	26,071	2,919	—	27,856
		Pension plan contributions	—	—	1,895	—	—	1,630	—	—
Equatorial	(c)	Resource sharing contract	83	—	—	49	—	—	114	—
		Dividends payable	—	36,052	—	—	21,847	—	—	27,029
Light	(d)	Energy purchases	—	—	—	—	—	—	—	1,105
Geramar	(e)	Energy purchases	—	—	699	—	—	—	—	—
Equatorial soluções	(f)	Resource sharing contract	27	—	—	—	—	—	—	—

(a)	The balance with ELETROBRÁS refers to dividends payable and loan contracts with the Company. The loan contracts with ELETROBRÁS refer to specific financing lines for the energy industry, and the terms are the same as those agreed with other electrical energy distributors in Brazil, see note 15.
(b)	The balance with FASCEMAR refers to borrowings and contributions from the Company to the pension plan trustee - FASCEMAR. The loan contracts are described in note 15 and the terms of the Company pension plan with FASCEMAR are detailed in note 27.
(c)	The balance with the parent Equatorial refers to a contract to share human and administrative resources and are allocated in proportion to the expenses incurred. The contract term is valid for an indefinite period and receivables are recognized as other receivables. The balance also includes dividends payable.
(d)	The balance with Light Serviços de Eletricidade S.A (Light) refers to contracts to purchase electricity which have been agreed under usual market conditions, and terms as follows: CCEAR 2005 320-2004 until 2012 and CCEAR 2006 705-2004 and product 21767 until 2013.
(e)	The balance with Geradora de Energia do Norte S.A. (“GERAMAR”) refers to a contract to purchase electrical energy, which has been agreed under usual market conditions. Contracts CCEAR 5555/2007 - 29413N - 29414N are valid until 2024 and costs recognized as other energy costs.
(f)	The balance with Equatorial Soluções refers to a contract to share human and administrative resources and is allocated in proportion to the expenses incurred. The contract term is valid for an indefinite period and receivables are recognized as other receivables.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Compensation of key management

Annual total compensation for the Board of Directors and the Company directors was fixed to R$9,000, in the Extraordinary General meeting held on April 29, 2010.

(i)	Policy for compensation of the Board of directors, directors, statutory audit committee

Ratio for each element in total compensation, fiscal year 2010:

Board of Directors
Fixed compensation	100%
Variable compensation	—
Directors
Fixed compensation	45%
Variable compensation	55%
Statutory audit committee
Fixed compensation	100%
Variable compensation	—

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Compensation paid to Board of directors, statutory audit committee and directors paid during 2010:

	Board of Directors	Directors	Total
Members	13	8	21

Annual fixed compensation	560	2,488	3,048

Compensation	560	2,392	2,952
Fringe benefits	—	96	96
Variable compensation	—	3,000	3,000

Bonus	—	3,000	3,000
Post-employment benefits	—	63	—

Total compensation	560	5,551	6,048

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Equatorial Energia S.A., the Company’s parent company, is guarantor of the Company in the following financing agreements:

Instrument	Financing amount	% guarantee	Start (DD/MM/YYYY)	End (DD/MM/YYYY)	Amount withdrawn	2010 Balance

3rd Public Issue of Debentures	267,300	100	01/03/2007	01/03/2013	267,300	276,881
Industrial Financing Special Agency - FINAME (40/00221-7)	46	100	20/04/2006	15/05/2013	46	4
Industrial Financing Special Agency - FINAME (40/00222-5)	388	100	07/07/2006	15/05/2013	388	37
Industrial Financing Special Agency - FINAME PSI (simplified)	776	100	25/03/2010	15/10/2019	776	783
Industrial Financing Special Agency - FINAME PSI (standard)	24,811	100	17/08/2010	15/04/2020	8,675	8,731
National Bank for the Economic Development - BNDES (106607040004100)	28,481	100	10/04/2007	15/02/2012	28,481	9,158
National Bank for the Economic Development - BNDES (10/473589-0)	79,663	100	11/03/2008	15/07/2013	79,651	52,173
National Bank for the Economic Development - BNDES (10.2.1736.1)	100,000	100	22/12/2010	15/12/2013	100,000	100,259
Northeast Bank of Brazil - BNB	136,076	100	23/11/2005	28/02/2017	136,076	97,994
Northeast Bank of Brazil - BNB (193.2007.4165.2386)	9,652	100	06/12/2007	06/12/2012	9,652	4,858
Northeast Bank of Brazil - BNB (193.2008.2808.3018)	144,939	100	05/02/2009	05/02/2021	144,939	147,104
Studies and Projects Financing - FINEP	2,637	100	13/06/2006	30/06/2013	2,359	1,415
International Finance Corporation - IFC (*)	135,056	50	01/02/2008	15/01/2016	135,056	120,094

Total	929,825				913,399	819,491

(*)	Credit limit US$ 40,000,000

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

12	Financial asset (Concession)

The Company recognized a financial asset receivable from the granting authority due to the unconditional right to receive cash at the end of the concession period, as provided in the contract, as indemnity for construction services performed and not recovered through rendering services during the concession term.

The indemnification will occur based on the investment on assets to be returned that have not been amortized or depreciated, and which were undertaken for the purpose of guaranteeing the continuity of the public service as follows:

	Net property, plant and equipment	Net intangibles	Financial asset (concession)

Balances previously published under previous GAAP as of January 1, 2009	1,078,495	47,453	—
Reclassification of property, plant and equipment into intangibles and financial assets in accordance with IFRIC 12	(1,078,495)	1,069,751	8,745

Restated balances in accordance with IFRIC 12 as of January 1, 2009	—	1,117,204	8,745

Changes in the concession financial asset balances are as follows:

	01/01/09	2009	Write-offs	Additions	2010
Cost	76,901	129,120	(1,300)	25,620	153,440
Special obligations	(68,156)	(95,717)	—	(7,314)	(103,031)

Financial asset, net	8,745	33,403	(1,300)	18,306	50,409

	2010			2009			01/01/09
	Cost	(-) Special obligations	Financial asset, net	Cost	(-) Special obligations	Financial asset, net	Financial asset, net

In service	153,440	(103,031)	50,409	129,120	(95,717)	33,403	8,745

The Company’s concession is not onerous; consequently, there are no fixed financial obligations and payments to be made to the granting authority.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

13	Intangible assets, net

	Annual	2010				2009				01/01/09
	average weighted amortization rates (%)	Cost	Accumulated amortization	(-) Special obligations	Net carrying amount	Cost	Accumulated amortization	(-) Special obligations	Net carrying amount	Net carrying amount

In service	4.00%	2,775,236	(873,337)	(598,618)	1,303,281	2,371,042	(762,327)	(594,860)	1,013,855	845,302
In progress	0%	301,884	—	(235,951)	65,933	363,946	—	(138,535)	225,411	271,902

		3,077,120	(873,337)	(834,569)	1,369,214	2,734,988	(762,327)	(733,395)	1,239,266	1,117,204

Changes in the intangible asset balances are as follows:

				Transfers
	01/01/09	Additions	Write-offs	Transfers	Inventories	2009
In service	1,965,260	—	(16,834)	422,616	—	2,371,042
(-) Amortization	(663,836)	(107,830)	9,339	—	—	(762,327)

Total in service	1,301,424	(107,830)	(7,495)	422,616	—	1,608,715

In progress	413,273	431,623	11,640	(474,724)	(17,866)	363,946

Total	1,714,697	323,793	4,145	(52,108)	(17,866)	1,972,661

Special obligations	(597,493)	(135,902)	—	—	—	(733,395)

	1,117,204	187,891	4,145	(52,108)	(17,866)	1,239,266

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

				Transfers
	2009	Additions	Write-offs	Transfers	Inventories	2010

In service	2,371,042	—	(26,184)	430,378	—	2,775,236

(-) Amortization	(762,327)	(124,620)	13,610	—	—	(873,337)

Total in service	1,608,715	(124,620)	(12,574)	430,378	—	1,901,899

In progress	363,946	402,201	(26,720)	(437,666)	123	301,884

Total	1,972,661	277,581	(39,294)	(7,288)	123	2,203,783

Special obligations	(733,395)	(101,174)	—	—	—	(834,569)

	1,239,266	176,407	(39,294)	(7,288)	123	1,369,214

The Company’s intangible asset represents the right to use assets related to the service concession contract and is being amortized until August 2030, according to IFRIC 12.

According to articles 63 and 64 of Decree 41019, dated February 26, 1957, the infra-structure used in the distribution of electrical energy is tied to these services, and cannot be removed, assigned or given as guarantee without prior consent from ANEEL.

Resolution 20 from ANEEL, dated February 3, 1999, regulates the sale of assets from the concessions for the Public Service of Electricity, granting prior authorization for the sale of infrastructure that no longer serves the concession objectives and determines that the proceeds from the sale should be deposited in a restricted bank account for future investment in the concession. At December 31, 2010, assets held for sale were R$608 (2009: R$522).

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

a.	Intangibles in progress

	2010	2009	01/01/09

Construction in progress	241,573	301,429	351,354
Materials in warehouses	57,421	54,145	45,919
Purchases in transit	—	6,625	6,116
Advances to suppliers	2,890	1,748	9,884

	301,884	363,947	413,273

Out of total balance of materials in warehouses, R$44,550 (2009: R$40,323; January 1, 2009: R$28,289), consists of materials to supply the demand of Programa Luz para Todos (Light for All Program) and refers mainly to poles, transformers, cables, meters, power converters, among others, to be used in constructions in progress.

A provision was recorded for slow moving items without use for over 180 days, whose balances as of December 31, 2010 is R$5,754 (2009: R$2,759; January 1, 2009:R$1,959). The intangible balance is shown net of such impairment provision.

b.	Amortization rates

Annual amortization rates are based on MCSPE - Energy Industry Property Control Manual, established by ANEEL Normative Resolution 367, dated June 2, 2009. Currently this average rate is 4%.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

14	Trade payables

	2010	2009	01/01/09
Energy and connection charges (a)
ELETRONORTE	1,237	4,953	7,204
CHESF	2,444	9,167	9,195
COPEL	980	3,692	3,672
Furnas Elétricas	3,859	13,554	13,507
CESP	1,418	4,970	4,622
CEMIG	712	2,581	1,725
Other	48,180	10,477	6,050
Energy network usage charge (b)	16,421	17,243	17,169
“Free Energy” reimbursement to generators	233	261	266
Materials and services	92,774	99,857	120,116

	168,258	166,755	183,526

(a)	Energy and connection charges

Following the Decree 5163 dated July 30, 2004, which includes the new legislation that regulates the electricity sector, the Company negotiated new contracts for the Purchase of Electricity in the Regulated Environment, as described below:

Purchased energy	2008	2009	2010	2011	2012	2013	2014	2015	2016

Product 2005/2012	2,930,639	2,922,632	2,922,632	2,922,632	2,930,639	—	—	—	—
Product 2006/2013	1,113,560	1,110,517	1,110,517	1,110,517	1,113,560	1,110,517	—	—	—
Product 2007/2014	406,418	405,307	405,307	405,307	406,418	405,307	405,307	—	—
Product 2008/2015	213,804	212,463	212,463	212,463	213,046	212,463	212,463	212,463	—
PROINFA	59,268	85,915	101,504	101,987	101,987	101,987	101,987	101,987	101,987
MCSD	91,138	91,185	97,814	96,257	95,705	20,107	10,934	7,961	7,982
New 2008/2022/2037	25,604	25,534	25,534	25,579	25,649	25,579	25,579	25,579	25,579
New 2009/2023/2038	—	99,694	99,694	99,694	99,967	99,694	99,694	99,694	99,587
New 2010/2024/2039	—	—	369,847	369,847	370,860	369,847	369,847	369,847	369,847
Auction A-3	—	225,544	219,473	221,594	222,202	221,594	221,594	221,594	222,202
Auction Alternative Sources	—	—	3,888	3,888	3,899	3,888	3,888	3,888	3,899
Auction A-3 (2007)	—	—	56,940	55,937	56,091	55,937	55,937	55,937	56,091
Auction A-3 (2008)	—	—	—	117,471	117,793	117,471	117,471	117,471	117,793
Auction A-5 (2006)	—	—	—	162,591	163,037	162,591	162,591	162,591	162,591
Auction A-5 (2007)	—	—	—	—	438,322	437,124	437,124	437,124	437,124
Auction Santo Antonio	—	—	—	—	905	81,259	206,907	310,304	310,304
Auction Jirau	—	—	—	—	—	68,187	127,279	178,163	212,269
Auction A-5 (2008)	—	—	—	—	—	453,617	454,860	453,617	454,860
Auction A-1	16,244	16,199	16,194	16,194	16,238	16,194	16,194	—	—
Adjustment Auction	79,470	—	—	—	—	—	—	—	—

Total - MWh	4,936,145	5,194,990	5,641,807	5,921,958	6,376,318	3,963,363	3,029,656	2,758,220	2,582,115

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

(b)	Energy network usage charge

In 1999, the concessionaries for the distribution of electrical energy signed Contracts for Use of the Transmission System - CUST together with 15 other energy transmission companies and with the National System Operator - ONS, an organization created to plan and operate the Brazilian electricity system. These contracts require payment for the use of transmission network assets, resulting from the interconnection of the entire Brazilian electricity transmission system.

15	Financing and borrowings

	2010
	Current			Noncurrent			Total
	Principal and charges	Issue costs	Subtotal	Principal and charges	Issue costs	Subtotal
Foreign currency
National treasury (1)	747	—	747	7,274	—	7,274	8,021

	747	—	747	7,274	—	7,274	8,021

Local currency
Eletrobrás (2)	46,136	—	46,136	363,221		363,221	409,357
IFC (3)	26,594	(266)	26,328	93,500	(1,081)	92,419	118,747
BNB (4)	23,405	(268)	23,137	226,552	(1,571)	224,981	248,118
BNDES (5)	28,440	(3)	28,437	133,149	(4)	133,145	161,582
FINEP (6)	569	(5)	564	846	(7)	839	1,403
FINAME (7)	121	—	121	9,435	—	9,435	9,556
FASCEMAR debt (8)	5,664	—	5,664	18,407	—	18,407	24,071
Other	—	—	—	156	—	156	156

	130,929	(542)	130,387	845,266	(2,663)	842,603	972,990

	131,676	(542)	131,134	852,540	(2,663)	849,877	981,011

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

	2009
	Current			Noncurrent			Total
	Principal and charges	Issue costs	Subtotal	Principal and charges	Issue costs	Subtotal
Foreign currency
National treasury (1)	791	—	791	8,325	—	8,325	9,116

	791	—	791	8,325	—	8,325	9,116
Local currency
Eletrobrás (2)	50,799	—	50,799	360,221	—	360,221	411,020
IFC (3)	26,625	(265)	26,360	114,278	(1,347)	112,931	139,291
BNB (4)	28,886	(263)	28,623	238,284	(1,840)	236,444	265,067
BNDES (5)	28,299	(3)	28,296	61,077	(7)	61,070	89,366
FINEP (6)	571	(5)	566	1,411	(11)	1,400	1,966
FINAME (7)	98	—	98	40	—	40	138
FASCEMAR debt (8)	4,966	—	4,966	21,105	—	21,105	26,071
Other	14	—	14	103	—	103	117

	140,258	(536)	139,722	796,519	(3,205)	793,314	933,036

	141,049	(536)	140,513	804,844	(3,205)	801,639	942,152

	01/01/09
	Current			Noncurrent			Total
	Principal and charges	Issue costs	Subtotal	Principal and charges	Issue costs	Subtotal
Foreign currency
National treasury (1)	665	—	665	12,506	—	12,506	13,171

	665	—	665	12,506	—	12,506	13,171

Local currency
Eletrobrás (2)	30,908	—	30,908	309,328	—	309,328	340,236
IFC (3)	8,603	(265)	8,338	135,056	(1,613)	133,443	141,781
BNB (4)	20,003	(64)	19,939	124,740	(88)	124,652	144,591
BNDES (5)	16,199	(3)	16,196	77,276	(10)	77,266	93,462
FINEP (6)	485	(5)	480	1,696	(16)	1,680	2,160
FINAME (7)	100	—	100	135	—	135	235
FASCEMAR debt (8)	4,450	—	4,450	23,406	—	23,406	27,856
Other	—	—	—	—	—	—	—

	80,748	(337)	80,411	671,637	(1,727)	669,910	750,321

	81,413	(337)	81,076	684,143	(1,727)	682,416	763,492

(*)	Beginning 2008, the Company deferred issue costs when entering into financing and borrowings and is using the effective interest method for the amortization of the balances.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

1 - National Treasury

The balance with the National Treasury refers to medium and long term financing arrangements with commercial banks and other foreign creditors, not deposited with the Brazilian Central Bank, under the terms of Resolutions 1541/88 and 1564/89 from the National Monetary Council - CMN, which were exchanged for a bonus issued by the Federal Government. This debt is guaranteed by the Company’s revenues from energy sales. At December 31, 2010 the average effective interest rate for this debt was 4.46% per annum (4.73% in 2009 and 5.54% at January 01, 2009).

2 - ELETROBRÁS:

The contracts with ELETROBRÁS include:

i	Contracts ECF - 2035/00, ECF - 2034/00, ECF - 2033/00, ECF - 1510/97, ECF - 1639/97, ECF - 1645/97, ECF - 1960/99, ECF - 1907/99, ECF - 1908/99 and ECF - 1473/97 are guaranteed by the Company’s revenues and in some cases, by promissory notes. All of these contracts were renegotiated on April 27, 2004, through the execution of a Debt Renegotiation Contract. The main terms agreed are described in item (b) of this note. At December 31, 2010 the average effective interest rate for this debt was 14.54% per annum (4.13% per annum and 2009 and 7.6% at January 01, 2009).

ii	On January 9, 2007, the first withdrawal of the funds under financing contract ECF-2522/2005 was made for a total of R$58,000. The cost of this financing is 7% per annum, with maturity in 7 years, and a grace period of 2 years and amortization over 5 years. At December 31, 2010, the effective average interest rate for this debt was 7% per annum. These funds are guaranteed by the Company’s revenues and are being used to finance the direct costs of the investments to improve the supply of electricity and expand the system. There are no early prepayment clauses.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

iii	In January 2009 the first withdrawal of the funds under financing contract ECF-2724/2008, was made for a total of R$97,686. The cost of this financing is 7% per annum, with maturity in 7 years, and a grace period of 2 years and amortization over 5 years. At December 31, 2010 the effective average interest rate for this debt was 7% per annum. These funds are guaranteed by the Company’s revenues and are being used to finance the direct costs of the investments to improve the supply of electricity and expand the system. There are no early prepayment clauses.

iv	In March 2009, the Company entered into a Contract for the Confession of Indebtedness and Debt Recognition ECF-2728/2008 with ELETROBRÁS for a total of R$30,731, which refers to debts derived from the Financing Contract and Concession of Grants ECFS - 0140/2006. The balance for the contract was fully repaid in August 2010.

v	In October 2009 the first withdrawal of the funds under financing contract ECF-2585/2006, was made for a total of R$1,161. The cost of this financing is 6.5% per annum plus the variation in the RGR (Global Reversion Reserve), with maturity in 67 months, and a grace period of 7 months and amortization over 60 months. At December 31, 2010 the effective average interest rate for this debt was 6.5% per annum. These funds are guaranteed by the Company’s revenues and are being used to finance the direct costs of the Project to Improve and Expand the Public Lighting Systems for the municipality of Pinheiro.

3 - IFC

On February 28, 2008, the Company finalized contracting financing of R$135,056 from IFC - International Finance Corporation. The cost of the operation was fixed at 90.9% of CDI (Interbank deposit rate), with an additional cost of 1.5% p.a. charged as “Exposure Fee”. The term for this financing is 8 years, with 2 years grace period. The funds are guaranteed through a trustee assignment over the Company’s receivables and a surety from the parent company Equatorial Energia S.A. At December 31, 2010, the effective interest rate for this debt was 10.36% per annum (10.48% per annum in 2009; 12.75% at January 1, 2009).

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

According to this contract, the Company has to comply with certain financial covenants, to be calculated annually based on the audited financial statements:

•	1st Covenant: Ratio resulting from dividing the NET FINANCIAL DEBT by the EBITDA for the last 12 months, to be equal to or less than 2.5 (two point five); and

•	2nd Covenant: Ratio resulting from dividing the EBITDA for the last 12 months by the NET FINANCIAL EXPENSES, to be greater than or equal to 1.5 (one point five).

For the years ended December 31, 2010 and 2009, the Company achieved both ratios.

4 - Banco do Nordeste do Brasil (BNB)

BNB I - In 2006, the Company contracted financing from Banco do Nordeste do Brasil - BNB, for the amount of R$136,076, for the purpose of financing investments to reduce technical and commercial losses, improve the quality of the electrical energy supply, expand the distribution system and update information technology. The funds came from the Fundo Constitucional de Financiamento do Nordeste - FNE. These funds are guaranteed by a bank surety letter, financial investments, Company’s revenues and a guarantee from its parent company Equatorial Energia S.A. At December 31, 2010, the effective interest rate for this debt was 8.5% per annum (8.5% per annum 2009 and 8.5% at January 1, 2009).

BNB New Head office - In December 2007, the Company contracted financing from Banco do Nordeste do Brasil, for the amount of R$9,652, for the purpose of financing the construction of the Company’s new head office. The funds came from the Fundo Constitucional de Financiamento do Nordeste - FNE. These funds are guaranteed by a bank surety letter, financial investments and a guarantee from its parent company Equatorial Energia S.A. At December 31, 2010, the effective interest rate for this debt was 8.5% per annum (8.5% per annum in 2009 and 8.5 per annum at January 01, 2009).

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

BNB II - In March 2009, the Company withdrew from Banco do Nordeste do Brasil - BNB, approximately R$144,939 for the purpose of financing investments in its electrical energy distribution network. The funds came from the Fundo Constitucional de Financiamento do Nordeste - FNE. The interest rate is 8.50% per annum, considering a bonus for no delays in interest payments of 15%. These funds are guaranteed by a bank surety letter, financial investment, the Company’s revenues and a guarantee from its parent company Equatorial Energia S.A. At December 31, 2010, the effective interest rate for this debt was 8.5% per annum (8.5% per annum in 2009)

BNB Giro - In September 2009, the Company withdrew from Banco do Nordeste do Brasil - BNB, approximately R$7,800, to be used as working capital. The balance for the contract was fully paid in September 2010.

5 - Banco Nacional de Desenvolvimento Econômico e Social (BNDES)

On April 10, 2007, the Company contracted financing for the amount of R$28,481, from Banco Itaú BBA, tied to funds originally sourced by Banco Nacional de Desenvolvimento Econômico e Social - BNDES. The cost of this financing is the TJLP (long term interest rate) + 4.8% per annum. The term of the loan is 5 years, with a grace period of 1 year and amortization over 4 years. These funds are guaranteed by Company’s revenues and a guarantee from Equatorial Energia S.A. Funds is being used in the Program to Fight Electrical Energy Losses from the Company’s Distribution System, in the Management System of Distribution Networks - “GEOREDE” and in the ELUCID Commercial System - “UE-COM”. At December 31, 2010, the effective interest rate for this debt was 10.80% per annum (10.92% per annum in 2009 and 11.05% per annum at January 01, 2009).

According to this contract, the Company has to comply with certain financial covenants, to be calculated annually based on the audited financial statements:

•	1st Covenant: Ratio resulting from dividing the NET FINANCIAL DEBT by the EBITDA for the last 12 months, to be equal to or less than 4.5 (two point five); and

•	2nd Covenant: Ratio resulting from dividing the NET FINANCIAL DEBT by EQUITY, to be equal or less than 0.60 (zero point six).

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

For the years ended December 31, 2010 and 2009, the Company achieved both ratios.

On March 11, 2008, CEMAR contracted financing for the amount of R$79,663 from Unibanco - União de Bancos Brasileiros S.A., with funds originally sourced by Banco Nacional de Desenvolvimento Econômico e Social - BNDES. The cost of this financing is the TJLP (long term interest rate) + 3.6% per annum. The total term of the loan is for 5 years, with a grace period of 1 year and amortization over 4 years. These funds are guaranteed by Company’s revenues, of up to 3.47% of its net revenues and a guarantee from the parent company Equatorial Energia S.A., and finance the “Expansion and Operational Quality” project, with investments aimed at fighting commercial electricity losses, new connections for consumers and updating the Company’s technology. At December 31, 2010, the effective interest rate for this debt was 9.60% per annum (9.72% per annum in 2009 and 9.85% per annum at January 1, 2009).

According to this contract, the Company has to comply with certain financial covenants, to be calculated annually based on the audited financial statements:

•	1st Covenant: Ratio resulting from dividing the NET FINANCIAL DEBT by the EBITDA for the last 12 months, to be equal to or less than 4.5 (two point five); and

•	2nd Covenant: Ratio resulting from dividing the NET FINANCIAL DEBT by EQUITY, to be equal or less than 0.60 (zero point six).

For the years ended December 31, 2010 and 2009, the Company achieved both ratios.

On December 9, 2010, the Company contracted financing for the amount of R$100,000 from Banco de Nacional de Desenvolvimento Econômico e Social - BNDES, with funds sourced by the Workers’ Support Fund (Fundo de Amparo ao Trabalhador) - FAT and the Participation Fund- PIS/PASEP. These funds were withdrawn in a single installment, on December 22, 2010. The cost of the financing is the TJLP (long term interest rate) + 4.91% per annum. The total term of the loan is 3 years, with a grace period of 1 year and amortization over 2 years. These funds are guaranteed by Company’s revenues and a guarantee from the parent company Equatorial Energia S.A., and are being used to finance the Company’s working capital in 2011 and 2012. At December 31, 2010, the effective interest rate for this operation was 10.91% per annum.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

According to this contract, the Company has to comply with certain financial covenants, to be calculated annually based on the audited financial statements:

•	1st Covenant: Ratio resulting from dividing the NET FINANCIAL DEBT by the EBITDA for the last 12 months, to be equal to or less than 3.0 (three); and

•	2nd Covenant: Ratio resulting from dividing the NET FINANCIAL DEBT by EQUITY, to be equal or less than 0.70 (zero point seven).

For the years ended December 31, 2010 and 2009, the Company achieved both ratios.

6 - FINEP (Financiadora de Estudos e Projetos)

In December 2009, the Company withdraw the last tranche from this loan, for the amount of R$278, resulting in a total financing of R$2,637, which bears interest at the TJLP (long term interest rate) + 2% per annum, and is used to finance investments to optimize the performance of the distribution network and energy efficiency programs. The total term of the loan is 7 years with a grace period of 2 years and amortization in 61 monthly installments. This financing is guaranteed by Company’s revenues and a surety from the parent company Equatorial Energia S.A. At December 31, 2010, the effective interest rate for this debt was 8.00% per annum. (8.12% per annum in 2009 and 8.25% at January 1, 2009).

7 - Agência Especial de Financiamento Industrial (FINAME) (simplified)

In September 2009, CEMAR contracted Bank Credit Notes, numbers 665897, 665904, 665919, 665928, 665930, 665940, 665952 and 665961, which amounted to R$776, from Banco Votorantim, with funds sourced from Agência Especial de Financiamento Industrial - FINAME from Banco Nacional de Desenvolvimento Econômico e Social - BNDES. The cost of the financing is 4.5% per annum. The total term of this financing is 10 years, with a grace period of 2 years and amortization over 8 years. These funds are guaranteed by chattel mortgage and a guarantee from the parent company Equatorial Energia S.A., and are being used to finance investments in key switches, transformers, meters, fuse switches and isolators. At December 31, 2010, the effective rate for this debt was 4.5% per annum.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

7.1 - Agência Especial de Financiamento Industrial (FINAME) (standard)

In March 2010, the Company contracted Bank Credit Notes, numbers 664704, 664728, 664730, 664740, 664761, 664824 and 664839, which amounted to R$24,811, from Banco Votorantim, funds sourced from Agência Especial de Financiamento Industrial - FINAME from Banco Nacional de Desenvolvimento Econômico e Social - BNDES. The cost of the financing is 4.5% per annum. The total term of this financing is 10 years, with a grace period of 2 years and amortization over 8 years. These funds are guaranteed by chattel mortgage and a guarantee from the parent company Equatorial Energia S.A., and are used to finance investments in key switches, transformers, meters, fuse switches and isolators. At December 31, 2010, CEMAR had withdrawn funds amounting to R$8,675. At December 31, 2010, the effective interest rate for this debt was 4.5% per annum.

8 - FASCEMAR - Pension Plan

On March 20, 2001, the contract for the debt agreement between the Company and FASCEMAR - Fundação de Assistência e Seguridade dos Servidores da CEMAR, Pension Plan, was renegotiated. Outstanding debt that the Company had with FASCEMAR was a result of the retentions and delays in payments of contributions as the sponsor of the Fund. This debt is guaranteed by the Company’s receivables. The debt resulting from this contract is being amortized in 168 monthly, consecutive installments, beginning April 2001, and bears interest of 102% of CDI (interbank deposit rate), calculated and published daily by CETIP (CETIP S.A. - Balcão Organizado de Ativos e Derivativos). At December 31, 2010, the effective interest rate for this debt was 9.95% per annum (10.07% per annum and 12.63% at January 1, 2009).

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Debt repayment schedule

At December 31, 2010, noncurrent loans and financing total R$852,540 (R$804,844 December 31, 2009 and R$684,143 at January 1, 2009) and its repayment is scheduled as follows:

Period	Amount	%

2012	169,752	19.91%
2013	176,362	20.69%
2014	110,682	12.98%
After 2014	395,588	46.42%

Total	852,384	100%

Issue costs	(2,663)

Noncurrent liability, net of issue costs	849,877

a.	Summary by índex and currency

Index	US$ thousand	R$ thousand	Interest rate
Fixed rate (USD)	2,933	4,887	Minimum rate: fixed 6% p.a. Maximum rate: fixed 8% p.a.

LIBOR 6-M	1,879	3,133	Minimum rate: LIBOR + 0.81% p.a. Maximum rate: LIBOR + 0.88% p.a.

2010	4,812	8,020
2009	5,235	9,115
January 1, 2009	5,635	13,170

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Index	R$ thousand	Interest rate

IGP-M	157,325	Spread: 4.0% p.a

FINEL	42,693	Minimum Spread: 9.4% p.a. Maximum Spread: 14.0% p.a.

Fixed rate - RGR	209,340	Minimum Spread: 4.5% p.a. Maximum Spread: 13.4% p.a.

CDI	421,047	101.3% of CDI;

Fixed rate FNE	249,956	10% p.a.; (with 15% pay on time bonus, effective interest rate 8.5% p.a.)

TJLP	163,046	Minimum Spread: 2.0% p.a. Maximum Spread: 9.5% p.a.

Fixed rate FINAME	9,514	Spread: 4.5% p.a.

2010	1,252,921
2009	1,211,893
January 1, 2009	1,032,140

b.	Summary Gross debt

Description	Execution date DD/MM/YYYY	Objective	Maturity	Financial charges DD/MM/YYYY	2010	2009	January 1, 2009

Eletrobrás					409,358	411,138	340,236

RES 150/00-2033/00	27/04/2004	Debt renegotiation	30/12/2015	RGR + 6.8%p.a.	1,781	2,080	2,362
RES 150/00-2034/00	27/04/2004	Debt renegotiation	30/12/2015	FINEL + 9.4%p.a.	32,137	36,498	41,327
ECF - 1510/97	27/04/2004	Debt renegotiation	30/12/2015	FINEL + 14.0%p.a.	359	421	493
ECF - 1639/97	27/04/2004	Debt renegotiation	30/12/2015	FINEL + 11.5%p.a.	4,198	4,919	5,768
ECF - 1645/97	27/04/2004	Debt renegotiation	30/12/2015	FINEL + 13.6%p.a.	724	848	995
ECF - 1960/99	27/04/2004	Debt renegotiation	30/12/2023	IGP-M + 4.0%p.a.	157,325	143,164	146,996
ECF - 1907/99	27/04/2004	Debt renegotiation	30/12/2015	FINEL + 11.0%p.a.	596	699	818
ECF - 1908/99	27/04/2004	Debt renegotiation	30/12/2015	FINEL + 9.4%p.a.	4,679	5,492	6,430
ECF - 1473/97	27/04/2004	Debt renegotiation	30/12/2015	RGR + 13.6%p.a.	135	162	189
ECF - 2522/05	22/11/2006	Modernization and expansion, transmission	30/12/2013	RGR + 7.0%p.a.	36,677	48,572	47,264
ECFS - 027/04	02/06/2004	Light for All Program	30/06/2016	RGR + 6.0%p.a.	7,200	8,490	9,779
ECFS - 176/07	13/04/2007	Light for All Program	30/04/2019	RGR + 6.0%p.a.	31,362	35,088	34,921

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Description	Execution date DD/MM/YYYY	Objective	Maturity	Financial charges DD/MM/YYYY	2010	2009	January 1, 2009
ECF - 140/06	31/03/2006	Light for All Program	31/03/2018	RGR + 6.0%p.a.	16,490	18,764	25,378

ECFS - 0236/08	05/08/2008	Light for All Program	30/09/2020	RGR + 6.0%aa	39,616	40,647	13,544
ECFS - 2669/07	28/11/2007	Contract ECFS 027/04 surplus	27/02/2009	SELIC	—	—	3,972
ECFS - 2724/08	08/01/2009	Subtransmission system	30/12/2015	RGR + 7.0%aa	56,611	45,621	—
ECF 2728/08	10/03/2009	Contract ECFS 140/06 debt confession	30/07/2010	SELIC	—	19,556	—
ECF 2585/06	17/04/2009	National Program of Efficient Public Lighting	30/05/2015	RGR + 6.5%aa	106	117	—
ECFS - 281/09	26/01/2010	Light for All Program	01/03.2022	RGR + 6.0 aa	19,362	—	—

National treasury					8,020	9,115	13,171

STN 01	12/05/1997	Debt renegotiation	11/04/2024	LIBOR SEM.+ 0.81% p.a.	2,601	2,726	3,641
STN 02	12/05/1997	Debt renegotiation	11/04/2024	6% p.a.	3,763	3,944	5,219
STN 03	12/05/1997	Debt renegotiation	10/04/2009	LIBOR SEM.+ 0.81%	—	—	66
STN 04	12/05/1997	Debt renegotiation	10/04/2014	8% p.a.	1,124	1,515	2,440
STN 05	12/05/1997	Debt renegotiation	10/04/2012	LIBOR SEM.+ 0.88% p.a.	532	930	1,739
STN 06	12/05/1997	Debt renegotiation	10/04/2009	LIBOR SEM.+ 0.88% p.a.	—	—	66

Banco do Brasil					41	139	235

FINAME 01	20/04/2006	Fleet update	15/05/2013	TJLP + 9.5%p.a.	4	15	25
FINAME 02	20/04/2006	Fleet update	15/05/2013	TJLP + 9.5%p.a.	37	124	210

Banco Votorantim					9,514	—	—

FINAME Simplified 665897	30/09/2009	Modernization and expansion	01/03/2022	4.5%p.a.	255	—	—
FINAME Simplified - 665904	01/10/2009	Modernization and expansion	01/03/2022	4.5%p.a.	36	—	—
FINAME Simplified - 665919	05/10/2009	Modernization and expansion	01/03/2022	4.5%p.a.	276	—	—
FINAME Simplified - 665928	09/10/2009	Modernization and expansion	01/03/2022	4.5%p.a.	82	—	—
FINAME Simplified - 665930	14/10/2009	Modernization and expansion	01/03/2022	4.5%p.a.	33	—	—
FINAME Simplified - 665940	16/10/2009	Modernization and expansion	01/03/2022	4.5%p.a.	26	—	—
FINAME Simplified - 665952	14/10/2009	Modernization and expansion	01/03/2022	4.5%p.a.	46	—	—
FINAME Simplified - 665961	30/10/2009	Modernization and expansion	01/03/2022	4.5%p.a.	29	—	—

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Description	Execution date DD/MM/YYYY	Objective	Maturity	Financial charges DD/MM/YYYY	2010	2009	January 1, 2009
FINAME Standard - 664704	30/03/2010	Modernization and expansion	15/04/2020	4.5%a.a	174	—	—

FINAME Standard - 664728	31/03/2010	Modernization and expansion	15/04/2020	4.5%a.a	1,025	—	—
FINAME Standard - 664730	31/03/2010	Modernization and expansion	15/04/2020	4.5%a.a	107	—	—
FINAME Standard - 664740	30/03/2010	Modernization and expansion	15/04/2020	4.5%a.a	206	—	—
FINAME Standard - 664761	30/03/2010	Modernization and expansion	15/04/2020	4.5%a.a	3,739	—	—
FINAME Standard - 664824	31/03/2010	Modernization and expansion	15/04/2020	4.5%a.a	217	—	—
FINAME Standard - 664839	30/03/2010	Modernization and expansion	15/04/2020	4.5%a.a	3,263	—	—

BNB	23/11/2005	Modernization and expansion	28/02/2017	10% p.a.	97,994	116,515	135,027
BNB II	05/02/2009	Improvements in energy network	05/02/2021	10% p.a.	147,104	137,458	—
BNB - New HQ	06/12/2007	New HQ construction	06/12/2012	10% p.a.	4,858	7,287	9,716
BNB - Working capital 2009	02/09/2009	Working capital	02/09/2010	13.35%p.a.	—	5,909	—
FASCEMAR	20/03/2001	Debt renegotiation	02/03/2015	102%CDI	24,071	26,071	27,856
Debentures 3rd series	08/03/2007	Debt redemption	01/03/2013	105.8% CDI	276,881	275,114	279,755
FINEP	13/06/2006	Modernization and expansion	30/06/2013	TJLP + 2% p.a.	1,415	1,982	2,181
BNDES	10/04/2007	Modernization and expansion	15/02/2012	TJLP+4.8% p.a.	9,158	17,007	24,826
BNDES II	11/03/2008	Modernization and expansion	15/07/2013	TJLP + 3.6% p.a.	52,173	72,369	68,649
BNDES PEC	09/12/2010	Modernization and expansion	15/12/2013	TJLP + 4.91% p.a.	100,259	—	—
IFC	28/02/2008	Company source funds for Light for All program and other financings	15/01/2016	90.9% do CDI + 1.5% p.a.	120,095	140,903	143,659

Total debt					1,260,941	1,221,007	1,045,311

Issuing costs					(3,049)	(3,741)	(2,064)

Net debt					1,257,892	1,217,266	1,043,247

Current (*)					194,175	148,327	93,531
Noncurrent (*)					1,063,717	1,068,939	949,716

(*)	Includes loans and financings and debentures.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

c.	Program for universalization of access and use of electricity in the rural areas

ANEEL, through Resolution 223, dated April 29, 2003, changed by Resolutions 52, dated March 25, 2004, and 175, dated November 28, 2005 established the general conditions for preparing the Plans for the Universalization of Electricity, aimed at supplying new consumers, or increasing the electricity capacity, regulating the rulings in articles 14 and 15 of Law 10438, dated April 26, 2002. These regulations established the responsibilities of the concessionaries and concession holders of the public service for the distribution of electricity. Law 10762, dated November 11, 2003, changed the priority for supplying the municipalities, giving preference to municipalities with lower electricity service indexes and limited this supply only to new units, with low voltage connection (less than 2.3 KV), with installed electric power of up to 50 KW.

Since the start of the program in 2004, the Company has invested R$1,212,256 (R$978,378 as of 2009; and R$766,543 as of January 1, 2009) in the Universalization Program.

d.	Light for all program

Decree 4873, dated November 11, 2003, introduced the Light for All Program - PLPT, within the scope of the Universalization Program, aimed at providing, by 2010, electricity to that part of the Brazilian rural population that still did not have access to this public service. The program is coordinated by the Ministry of Mines and Energy - MME and is implemented through participation from Centrais Elétricas Brasileiras S.A. - ELETROBRÁS and the companies that are part of the ELETROBRÁS systems.

In May 2004 a Memorandum of Understanding was executed between the Union (Ministry of Mines and Energy), the Maranhão State and the Company, cosigned by ANEEL and ELETROBRÁS, to establish the assumptions related to the deployment of the Light for All Program in the Company’s concession area, allowing the supply of approximately 286,500 new consumers in the rural area in the period 2004-2010. This instrument defines the annual supply targets and the participating shares of each funding source.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

ANEEL’s Portaria 416, dated August 31, 2005, approved the 2nd version of the Operational Manual that establishes the technical and financing criteria, procedures and priorities of the Program.

The Company executed the financing and grant agreement - ECFS 027/2004 - 1st Tranche, dated June 2, 2004 with ELETROBRÁS, and its amendments ECFS 027-A/2004, ECFS 027-B/2004 and ECFS 27-C/2004. This agreement was finished in October 2007, supplying 48,610 consumers. Its total amount was R$100,778, considering the return of R$21,568, by means of debt acknowledgement ECFS- 2669/07, finalized on March 30, 2009. As of December 31, 2010, the effective interest rate of this operation in 6% p.a. (6% p.a. in 2009 and 6% p.a. in January 1, 2009).

In March 2006, the Company executed, also with ELETROBRÁS, agreement ECFS 140/2006 - 2nd Tranche, and later its amendments ECFS 140-A/2006, ECFS 140-B/2007 and ECFS 140-C/2007, for the 2nd phase of the Program. This agreement was finished in December 2008, supplying 60,035 consumers. Its total amount was R$176,341, considering the return of R$21,568, by means of the amendment EFCS 140-D/2008, which reduced the targets of the contract and the return of R$30,731, by means of debt acknowledgement ECFS- 2728/08 (note 15, item 2). As of December 31, 2010, the effective interest rate of this operation in 6% p.a. (6% p.a. in 2009 and 6% p.a. in January 1, 2009).

In April 2007, the Company executed, also with ELETROBRÁS, agreement ECFS 176/2007 - 3rd Tranche, and later its amendments ECFS 176-A/2008 and ECFS 176-B/2009, for the 3rd phase of the Program. This agreement was finished in December 2008, supplying 73,059 consumers. Its total amount was R$279,031, considering the return of R$2,936, by means of the amendment EFCS 176-B/2009, which reduced the targets of the contract. As of December 31, 2010, the effective interest rate of this operation in 6% p.a. (6% p.a. in 2009 and 6% p.a. in January 1, 2009).

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

In August 2008, the Company executed, also with ELETROBRÁS, agreement ECFS 236/2008 - 4th Tranche, for the 4th phase of the Program, with an estimated supply of 67,136 consumers. The total value of the contract is for up to R$338,597, with R$101,579 withdrawn at the time of contract execution. In April 2009, the Company made the second draw, for an amount of R$67,719, in September 2009 the third draw of R$67,719 and in December 2009 the fourth draw of R$67,719, amounting to a total of R$304,738. As of December 31, 2010, the effective interest rate of this operation is 6% p.a. (6% p.a. in 2009 and 6% p.a. in January 1, 2009).

In January 2010, the Company executed, also with ELETROBRÁS, agreement ECFS 281/2009 - 5th Tranche, for the 5th phase of the Program, with an estimated supply of 37,647 consumers. The total value of the contract is for up to R$309,791, with R$92,937 withdrawn at the time of contract execution. In June 2010, the Company made the second draw, for the amount of R$61,958, amounting to a total of R$154,895. As of December 31, 2010, the effective interest rate of this operation in 6% p.a. (6% p.a. in 2009 and 6% p.a. in January 1, 2009).

ELETROBRÁS funds are sourced as follows:

•

Up to 13.21% of the total cost of the respective works from the contract stated above, for an amount up to R$1,204,539, excluding labor costs, transport and administrative expenses, sourced from the Global Reversal Reserve - RGR, as credit, for an amount up to R$159,120; and

•

Up to 86.79% of the total cost of the respective works, excluding labor costs, transport and own administrative expenses, sourced from the Energy Development Account - CDE, which corresponds to the concession of credit for an amount up to R$1,045,419, as an economic grant, according to Law 10762, dated November 11, 2003.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Since the start of the program in 2004, the Company has received a total of R$881,637 in CDE funds, and R$134,147 in RGR funds, as follows:

Contract	RGR amount	% RGR	CDE amount	% CDE	Total

ECFS 027/2004	13,437	13.33%	87,341	86.67%	100,778
ECFS 140/2006	23,512	13.33%	152,829	86.67%	176,341
ECFS 176/2007	37,204	13.33%	241,827	86.67%	279,031
ECFS 236/2008	40,632	13.33%	264,106	86.67%	304,738
ECFS 281/2008	19,362	12.50%	135,533	87.50%	154,895

Total	134,147	13.21%	881,637	86.79%	1,015,784

Period changes to loans and financings, net are as follows:

	Local currency		Foreign currency
	Current	Noncurrent	Current	Noncurrent	Total

January 1, 2009	80,411	669,910	665	12,506	763,492

Withdraws	7,800	260,335	—	—	268,135
Issue costs	(197)	(1,477)	—	—	(1,674)
Interest and other charges	59,503	2,736	296	—	62,535
Foreign exchange and index gains/losses	2,737	(129)	8	(2,839)	(223)
Transfers	138,060	(138,060)	1,343	(1,343)	—
Amortization and interest payments	(148,591)	—	(1,522)	—	(150,113)

December 31, 2009	139,723	793,315	790	8,324	942,152

Withdraws	—	146,550	—	—	146,550
Issuing costs	403	133	—	—	536
Interest and other charges	66,018	2,246	411	—	68,675
Foreign exchange and index gains/losses	1,244	19,785	(46)	(359)	20,624
Transfers	119,426	(119,426)	691	(691)	—
Amortization and interest payments	(196,427)	—	(1,099)	—	(197,526)

December 31, 2010	130,387	842,603	747	7,274	981,011

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

16	Debentures

	2010					2009			01/01/09
	Current		Noncurrent			Current	Noncurrent		Current	Noncurrent
	Principal and charges	Issue costs	Principal and charges	Issue costs	Total	Principal and charges	Principal and charges	Total	Principal and charges	Principal and charges	Total

Debentures	63,041	—	213,840	—	276,881	7,814	267,300	275,114	12,455	267,300	279,755

Period changes to debentures are as follows:

	Local currency
	Current	Noncurrent	Total

January 1, 2009	12,455	267,300	279,755

Interest and other charges	27,462	—	27,462
Amortization and interest payments	(32,103)	—	(32,103)

December 31, 2009	7,814	267,300	275,114

Transfers from noncurrent to current	53,460	(53,460)	—
Amortization and interest payments	1,767	—	1,767

December 31, 2010	63,041	213,840	276,881

In March 2010 the first amortization installment of the 3rd issuance of debentures was transferred from noncurrent to current, representing 20% of the face amount, to be paid on March 1, 2011.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

3rd issuance of debentures

On March 28, 2007, the public distribution of the 3rd issue of non-convertible debentures was concluded. Funds raised in the amount of R$267,300 are to be mainly used to make prepayments of existing debts that have more onerous conditions for the Company, and excess funds will be used in the Company’s investment program. In April 2007, prepayments were made for the amount of R$257,902, which included the contracts with Eletrobrás (2035/00); Eletronorte (protocol); Eletronorte (supply), 2nd issuance of Debentures, Concórdia CCV and Fundo CCV. At December 31, 2010, the effective interest rate of this operation was 10.32% per annum (10.45% per annum in 2009 and 13.1% per annum at January 01, 2009). At December 31, 2010, the long term Debentures represented the amount of R$213,840, and maturity is programmed as follows:

Summary terms of 3rd debentures issuance

Issuance:	3rd
Series:	Single
Issuance date:	01.03.2007
Maturity date:	01.03.2013
Quantity:	26.730 debentures
Notional per debenture:	R$10,000.00
Total issuance notional:	R$267,300,000.00
Type:	Subordinated
Form:	Nominal and registered
Guarantee:	Surety from Equatorial Energia S.A. - parent company
Convertible:	No
Interest:	105.8% CDI (Interbank Deposit Certificate)
Interest payment:	Biannually, from issuance, at the first day of March and September of each year, first payment to occur on September 1, 2007 and last payment on March 1, 2013
Amortization:	Principal will be repaid at the end of the following years: 4th, 5th and 6th; as follows:
03/01/2011 - 20% of notional
03/01/2012 - 20% of notional
03/01/2013 - 60% of notional

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

a.	Noncurrent repayment schedule

At December 31, 2010, the noncurrent carrying amount of debentures in the amount of R$213,840, has the following maturity:

Maturity	Amount	%

2012	53,460	25.00%
2013	160,380	75.00%

Total	213,840	100.00%

b.	Debentures covenants

Debentures issued in 2007 by the Company have the following financial covenants:

•	1st Covenant: Ratio resulting from dividing the NET FINANCIAL DEBT by the EBITDA for the last 12 months, to be equal to or less than 2.5 (two point five); and

•	2nd Covenant: Ratio resulting from dividing the EBITDA for the last 12 months by NET FINANCIAL EXPENSES, to be equal or higher than 1.5 (one point five).

Covenants default during the period could trigger early prepayment option from the holders. As of December 31, 2010 and 2009 the Company was in compliance with the established financial covenants.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

17	Income tax and social contribution and Taxes payable

	2010		2009		01/01/09
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Income tax and social contribution	36,307	—	432	—	838	—

Income tax and social contribution accrual	36,307	—	432	—	838	—

Taxes payable	34,921	84,329	31,858	84,230	33,311	12,691

Service tax (ISS)	1,384	793	1,014	694	1,269	614
Social security and other	4,973	—	4,465	—	4,665	—
VAT tax (ICMS)	19,554	—	18,373	—	18,816	—
Revenue taxes (PIS and COFINS)	7,881		6,877		6,957
REFIS(a)	1,129	83,536	1,129	83,536	1,604	12,077

Total	71,228	84,329	32,290	84,230	34,149	12,691

a.	Tax debt refinancing program (REFIS) - Law 11941/09

	2010	2009	01/01/09

Current	1,129	1,129	1,604

Noncurrent	83,536	83,536	12,077

Total	84,665	84,665	13,681

On November 28, 2009, the Company entered into the installment payments tax financing program, established by article 1 of Law 11941/2009, requiring its definitive withdrawal from the special installment payment system - PAES. Under the new terms and conditions applicable to the new installment payment system, the remaining PAES debt balance is to be paid in up to 180 monthly installments. Final consolidation of these debts is pending conclusion by the Brazilian Revenue Services (RFB).

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

The main benefits from this new REFIS include a reduction in interest and fines for the amount of R$24,756, the possibility of settling the remaining balance using tax losses carryforwards, in addition to the installment cash payment benefit. The initial amount included in the REFIS was R$72,522. Given that R$34,028 will be compensated with tax losses, future cash expenses in installments amount to R$38,494. This had an effect on the 2009 profit or loss of R$72,522, which was recognized to the following accounts:

Finance costs	(58,784)
Income tax and social contribution	(38,260)
Other operating income	24,756
Other operating expenses	(234)

The outstanding debt, amounting to R$38,494 will be paid of in 180 installments. Final consolidation of these debts is pending conclusion by the Brazilian Revenue Services (RFB).

Current REFIS payment amounting to R$1,645 are being recognized as other recoverable tax assets until final conclusion and homologation of the process.

18	Provision for contingencies

The Company is a party in a number of judicial and administrative claims with various courts and governmental entities, arising from the normal course of its operations, involving tax, labor and civil aspects and other issues.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Management, based on information from its legal advisors, analyses of pending legal claims, and with respect to labor claims, based on its prior experience of amounts claimed, has recorded a provision for an amount considered sufficient to cover the probable estimated losses for ongoing claims that are probable, as follows:

	2010			2009			January 1, 2009
	Claim amount	Judicial deposits	Net provision	Claim amount	Judicial deposits	Net provision	Claim amount	Judicial deposits	Net provision

Civil and tax	125,586	98,480	27,106	92,476	73,240	19,236	74068	55720	18348
Labor	27,963	14,031	13,932	8,638	22,690	-14,052	11,814	8,349	3,465
Regulatory	3,305	—	3,305	2,938	—	2,938	1,067	—	1,067

	156,854	112,511	44,343	104,052	95,930	8,122	86,949	64,069	22,880

Current	38,138	10,694	27,444	15,203	11,887	3,316	15,523	—	9,406
Noncurrent	118,716	101817	16,899	88,849	84,043	4,806	71,426	57,952	13,474

	156,854	112,511	44,343	104,052	95,930	8,122	86,949	64,069	22,880

Contingencies are presented net of judicial deposits.

Changes during the periods

	01/01/09	2009
	Opening balance	Additions	Usage (1)	Reversal (2)	Charges (3)	Ending balance

Civil and tax	32,494	7,394	(11,020)	(729)	—	28,139
Labor	11,814	1,495	(4,671)	—	—	8,638
Regulatory	1,067	2,963	(951)	(141)	—	2,938

	45,375	11,852	(16,642)	(870)	—	39,715

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

	2009	2010
	Opening balance	Additions	Usage (1)	Reversal (2)	Charges (3)	Ending balance

Civil and tax	28,139	30,039	(24,319)	(15,022)	15,632	34,469
Labor	8,638	21,370	(8,690)	(28)	6,673	27,963
Regulatory	2,938	1,584	(652)	(565)	—	3,305

	39,715	52,993	(33,661)	(15,615)	22,305	65,737

(1)	Cash outflows with contingencies.
(2)	Reversals during the period.
(3)	Monetary adjustment charges.

Labor

Claims filed by ex-employees against the Company, claiming overtime, danger risk supplements, equal pay and/or salary adjustments and other, and also claims filed by ex-employees of its contractors (joint responsibility) for indemnity and other.

Civil and tax

The most significant contingency of R$14,242 refers to two claims, one that refers to a settlement of accounts and the other for indemnity, both arising from the agreement to charge the former Public Lighting Tariff - TIP, which were filed by the municipality of São Luís against the Company. The probability of loss from the first claim has changed, given the favorable unanimous decision of one of the claims in the High Courts for the State of Maranhão, which for the Company is no longer responsible for one of the payments in question. This reversal occurred despite the filing of a Special Appeal by the Municipality of Sao Luis. The other claim filed against the decision for settlement of accounts, did not change significantly in the last quarter.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

As a result of the change in status of the claims reported above, the amount recognized as provision as the most significant individual contingency is now R$3,221, corresponding to the indemnity claim arising from an accident in the distribution network which refers to a period prior to the privatization (1989), and which resulted in the mutilation of the members of an adolescent. A provision has been recorded to cover a sentence for material and moral damage, in addition to a pension equivalent to one minimum wage until the consumer reaches the age of 65, and includes monetary adjustment and interest. After the execution stage started, the Company reached an agreement with the plaintiff for installment payments of the total execution value, and this agreement is being fulfilled.

In addition to the ordinary increases to the provision, monetary adjustment of the Company’s legal claims is also recognized, for which a provision has been included in the financial statements of R$56,132 (2009: R$30,629; at January 1, 2009: R$38,285).

In addition to the probable losses recognized as provisions as reported above, there are other contingencies for which the possibility of loss has been evaluated by Management, based on an evaluation by its legal department and its external legal advisors, as being possible or remote, for the amounts of R$74,211 and R$16,700, respectively (2009: R$47,338 and R$15,241 respectively; at January 01, 2009: R$45,210; R$13,089 respectively) for which no provision has been recognized.

The Company is subject to environmental conservation laws and respective regulations in the Federal, State and Municipality levels. The Company considers that the exposure to environment risks, based on an evaluation of data available, complying with the laws and regulations applicable, does not have a significant impact on its financial statements or on its profit or loss.

Regulatory

Between September 22, 2009 and October 3, 2009, ANEEL/SFE performed a Quality Investigation (Technical/Commercial). The investigation resulted in TN 015/2009-SFE/ANEEL and AI 108/2009-SFE/ANEEL, which established a fine for the amount of R$1,797. A provision was recognized for this fine in December 2009.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Furthermore, since June 2010, CCEE (Câmara de Comercialização de Energia Elétrica) has started a process to determine the penalties from problems in measuring the network boundaries. Given the various difficulties associated with the measurement points on the highway Presidente Dutra, the Company received the notification terms TN 627/2010 CCEE, TN 853/2010 CCEE and TN 1026/2010 CCEE, which refer to problems in June, July and August 2010, respectively. The total value of the fines, for which provisions have been recognized, is R$1,284 (original value). The Company presented its defense for the situation which caused the penalties, and CCEE has suspended the fines to evaluate the question. The Company is awaiting the final decision to be taken by CCEE.

Finally, on October 27, 2010, the Company received AI 103/2010-SFE from an investigation of two performance indices for the Company’s customer care center. The AI charged a penalty of R$30. Subsequently, by means of Instruction 3688, dated December 2, 2010, the fine was reduced to R$28. The Company appealed and is awaiting the final decisions from the Agency regarding the penalty.

19	Research and development and energy efficiency

	2010	2009	01/01/09

National fund for scientific and technology development	563	450	2,555
Energy research company - EPE	282	225	1,277
Research and development program - P&D	11,593	9,189	9,099
Energy efficiency program - PEE	31,563	23,898	16,854

Total	44,001	33,762	29,785

Current	15,890	17,138	17,925
Noncurrent	28,111	16,624	11,860

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Legal obligations to invest in the Technological Research and Development Program for the Electrical Sector - P&D, calculated in accordance with the terms of ANEEL Normative Resolution 219, dated April 11, 2006 and the Energy Efficiency Program - PEE, calculated in accordance with the terms of Normative Resolution ANEEL 176, dated November 28, 2005, changed by ANEEL Normative Resolution 215, dated March 28, 2006. These amounts were recognized in profit or loss.

20	Equity

a.	Share capital

Share capital as of December 31, 2010 totals R$374,346 (2009: R$310,278; January 1, 2009: R$252,513) by class is as follows:

Shareholders	Common shares	Preference shares Class A	Preference shares Class B	Total	%

Equatorial Energia	105,120,627	768,695	1,008,683	106,898,005	65.11%
ELETROBRÁS	54,017,048	459,387	609,069	55,085,504	33.55%
Others	2,181,264	11,149	7,977	2,200,390	1.34%

	161,318,939	1,239,231	1,625,729	164,183,899	100.00%

On February 1, 2010, 37,150 common shares were issued, representing 3,715,086,108 common shares before the Companying approved by the General Ordinary and Extraordinary Shareholders’ Meeting, held on April 17, 2008, as share-based compensation for employees in the Stock Option Purchase Plan. Therefore, share capital is now represented by 164,183,899 shares, with 161,318,939 common shares, 1,239,231 preference shares Class A, with no voting rights, and 1,625,729 preference shares Class B, with no voting rights, all with no par value.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

On April 29, 2010, an increase in capital was approved, without the issuance of new shares, in the amount of R$64,068 through the capitalization of the following amounts: (a) reserve balance related to tax benefits from SUDENE (Superintendência do Desenvolvimento do Nordeste), as of December 31, 2009, in the amount of R$54,155 and (b) legal reserve balance in the amount of R$9,913.

The preference shares, except for the ones issued until December 31, 1996, are not convertible into common shares. All preference shares have priority in capital repayment, using the equity value, in case of the liquidation of the Company. Preference shares also have priority for minimum dividends of 6% (six percent) for Class “A” and 10% (ten percent) for Class “B”, calculated over the equity value before the current year net income.

b.	Capital reserve

The Company recognizes as a capital reserve the amount of R$674, related to stock options granted as share based compensation.

c.	Legal reserve

Recognized as 5% of net income before dividends and interest on shareholders’ equity, as determined by corporate Law and defined by the Board of Directors, limited to 20% of paid-in capital.

From 2010 net income, an amount of R$13,931 was designated as legal reserve, observing the limits of corporate Law. On June 1, 2010, the legal reserve balance was fully converted into share capital, see item “a” of this note.

d.	Tax incentives reserve

On May 14, 2007, the Agência para o Desenvolvimento do Nordeste - ADENE, currently Superintendência para o Desenvolvimento do Nordeste - SUDENE, an agency of the Ministry of National Integration, issued report 0061/2007, granted the Company a reduction of 75% of the 25% income tax justified by the total update of its electrical installations, valid from 2007 to 2016.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Government grants related to tax reductions or waivers are recognized in profit or loss as a reduction to income tax expenses. Total tax reduction in 2010 of R$43,207 are related to the tax benefit from SUDENE (R$54,155 in 2009). Law 11638/07 extinguished the capital reserves for donations and investment incentives and created the Tax incentives reserve, for which the Shareholders’ General Meeting would be able to, through a proposal from Management, destined to the Tax incentives reserve the net income portion related to donations and governmental grants to investments, which can be excluded for the minimum mandatory dividend calculation.

On May 5, 2010, the reserve balance was fully converted into share capital, item “a” of this note.

The total tax benefit, accumulated as of December 31, 2010 is R$207,557 (2009: R$162,427; January 1, 2009: R$108,272).

e.	Unrealized earnings reserve

In 2009 an unrealized earnings reserve of R$76,235 was recognized in accordance with article 197, Law 6404/76, as amended by Law 10303, dated October 31, 2001.

f.	Special reserve

In accordance with article 202, paragraph 5 of Law 6404/76, based on forecasted cash flows that showed a financial deficit if 2005 earnings were fully distributed to shareholders, Management proposed its destination, after the minimum distribution requirements, to a special reserve, approved by at the Ordinary General Shareholders’ Meeting, held on March 10, 2006.

g.	Share-based compensation

On December 6, 2005, the Company’s Board of Directors proposed the creation of the CEMAR’s Stock Option Purchase Plan (“Plan”), which was approved at the Extraordinary Shareholders’ General Meeting, held on December 23, 2005. The Board of Directors deployed the Plan on December 30, 2005 and established its Management Committee.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

The Plan’s beneficiaries are management and employees of the Company indicated by the Plan’s Management Committee. The stock purchase option is granted in up to 5 (five) tranches. The shares awarded by the Plan will have the same voting and dividend rights of the shares originally issued by the Company. Settlement will occur in shares to be issued by the Company (equity).

The original total volume included in the Plan was 480,917,295,334 common shares (representing, when the Plan was deployed, 3% of the Company’s common shares). On March 23, 2006, 76,385,697,078 unallocated common share purchase options were cancelled, resulting in a new total Plan volume of 404,531,598,256 shares (before share grouping).

The strike price is R$0.01 for 1,000 shares (before share grouping), adjusted by the General Market Price Index of Fundação Getúlio Vargas (“IGP-M/FGV”), plus interest of 8.0% p.a., from May 2004 until the option exercise date. The price shall also be adjusted by any dividends distribution, interest on shareholders’ equity or capital reduction announced by the Company.

The last service period ended in 2009, with a total compensation expense of R$291 recognized as payroll and key management personnel expenses. Therefore, in 2010 there is no compensation expense recognized.

In 2008, the companies shares were grouped in the proportion of 100,000:1. As of December 31, 2009, there were only 37,150 outstanding options to be exercised. On February 1, 2010, 37,150 options were exercised for a total price of R$2.00 (two Brazilian Reais), from the 5th tranche of stock options. No options remain outstanding as of December 31, 2010. The exercise of the existing options as of January 1, 2009 until December 31, 2010 was as follows:

ON

Outstanding options as of January 1, 2009	74,300

Options exercised during 2010	(37,150)

Outstanding options as of December 31, 2009	37,150

Options exercised during 2010	(37,150)

Outstanding options as of December 31, 2010	—

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

21	Dividends

In accordance with the Company’s bylaws, the shareholders are assured a minimum mandatory dividend of 25% of net income, adjusted in accordance with legislation in force and after allocations approved in the Shareholders’ General Meeting.

Dividends were calculated as follows:

2010

Net income	278,621
(-) Legal reserve	(13,932)
(-) Legal reserve - SUDENE incentives	(43,207)

Calculation basis	221,482
Minimum mandatory dividend - 25,00%	55,370
Additional dividends distributed	144,630
Unrealized earnings reserve	21,482

The Board of Directors approved the proposed dividends as follows:

			Amount per share (R$)
Approval	Distribution	Amount in 000’s	ON	PNA	PNB
December 31, 2010
Board of Directors Meeting held on March 25, 2011	Dividends	200,000	1.5226828	1.5226828	1.52268280
December 31, 2009
Board of Directors Meeting held on March 11, 2010	Dividends	57,960	0.3517534	0.3517534	0.47976939
January 1, 2009
Board of Directors Meeting held on February 11, 2009	Dividends	140,000	0.8528954	0.8528954	0.85289540

Dividends will be paid in accordance with current regulation and will not accrue monetary charges.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

a.	Basic earnings per share

The calculation of basic earnings per share at December 31, 2010 was based on the profit attributable to common and preference shareholders of R$278,621 (2009: R$219,631), and a weighted average number of common and preferences shares outstanding of 164,146 thousand (2009: 164,109 thousand), calculated as follows:

	2010	2009

Profit attributable to common and preference shareholders	278,621	219,631
Weighted average number of shares (in thousands)	164,180	164,144
Issued shares (in thousands) at January 1st	164,146	164,109
Effect of share options exercised (in thousands)	34	34
Basic earnings per share	1.6970	1.3380

b.	Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2010 was based on profit attributable to common and preference shareholders of R$278,621 (2009: R$219,631), and a weighted average number of common and preference shares outstanding after adjustment for the effects of all dilutive potential shares of 3 thousand in 2010 (200: 40 thousand), calculated as follows:

	2010	2009

Profit attributable to common and preference shareholders	278,621	219,631
Weighted average number of shares (in thousands)	164,180	164,144
Effect of share options on issue (in thousands)	3	40
Diluted earnings per share	1.6970	1.3377

The effect of share options on issue was deemed to be the total weightened average options as they could be exercised for almost no consideration (a nominal amount of R$2.00) in accordance with item 46(b) of CPC 41 - Earnings Per Share.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

22	Profit sharing

The profit sharing program, deployed in 2004, is entity-wide and is tagged to the Company’s Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). The program works through the evaluation of performance indicators for the CEO, officers, management, supervisors and employees and has been evolving over time to allow further commitment of the employees in the Company’s operating results. As of December 31, 2010, the profit sharing accrual was R$16,794 (2009: R$13,907; January 1, 2009: R$9,018).

23	Electric energy supply

During 2010 and 2009, the energy supplied by consumer class was as follows:

	2010			2009
	Consumers(*)	MWh (*)	Amount	Consumers (*)	MWh(*)	Amount

Residential	1,598,117	1,916,564	814,531	1,482,200	1,641,064	694,410
Industrial	9,878	426,417	153,618	9,566	381,868	136,005
Commercial	123,938	817,592	386,405	115,530	703,755	338,778
Rural	64,830	153,892	41,514	57,112	131,010	36,681
Government	20,128	263,207	120,452	18,587	225,770	104,835
Public lighting	604	308,323	77,288	582	256,976	66,729
Public services	4,626	258,566	93,332	4,177	225,833	84,452
Own consumption	187	6,246	—	183	5,436	—
MAE and CEPISA	—	—	42,013	—	—	11,904
Low income	—	—	123,707	—	—	114,463
Other	—	—	24,681	—	—	57,078
Construction revenue	—	—	402,200	—	—	431,622

Total	1,822,308	4,150,807	2,279,741	1,687,937	3,571,712	2,076,957

(*)	Unaudited.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

24	Net revenues

	2010	2009

Gross revenues	2,279,741	2,076,957

Energy distribution	1,810,847	1,576,353
Energy supply	42,013	11,904
Construction revenues	402,200	431,622
Other revenues	24,681	57,078

Revenue deductions	(523,388)	(458,344)

ICMS over energy Sales	(293,178)	(246,176)
PIS and COFINS	(172,130)	(149,236)
Consumer charges	(55,363)	(39,910)
RGR quote	(15,917)	(17,243)
ISS	(735)	(613)
Emergency capacity charge	13	9
RTE	8,336	—
Other	5,586	(5,175)

Net revenues	1,756,353	1,618,613

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

25	Expenses

Costs and operating expenses are as follows, by nature:

	2010
	Cost of services	Selling expenses	Administrative expenses (*)	Total

Payroll	20,453	19,048	36,695	76,196
Material	5,454	795	1,423	7,672
Third party services	39,510	67,382	42,730	149,622
Energy services inspection charge	—	3,138	—	3,138
Energy acquired for resale	461,327	—	—	461,327
Transmission system usage charge	80,861	—	—	80,861
Construction costs	402,200	—	—	402,200
Depreciation and amortization	83,134	—	10,918	94,052
Leasing	106	438	3,126	3,670
Other	(67)	(5,872)	(1,057)	(6,996)

Total	1,092,978	84,929	93,835	1,271,742

	2009
	Cost of services	Selling expenses	Administrative expenses (*)	Total

Payroll	11,406	13,171	28,158	52,735
Material	5,885	1,672	1,059	8,616
Third party services	33,241	48,624	25,152	107,017
Energy services inspection charge	—	2,688	—	2,688
Energy acquired for resale	383,680	—	—	383,680
Transmission system usage charge	87,226	—	—	87,226
Construction costs	431,622	—	—	431,622
Depreciation and amortization	83,398	—	14,195	97,593
Leasing	33	326	2,274	2,633
Other	3,064	4,198	(645)	6,617

Total	1,039,555	70,679	70,193	1,180,427

(*)	Administrative expenses include Depreciation and amortization and Payroll and key management personnel, which are presented in separate lines in the Statement of profit or loss.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

26	Net finance costs

Finance income and costs are as follows:

	2010	2009
Finance income	37,677	42,092
Late payment penalties over energy sales	52,817	43,365
Monetary and foreign exchange adjustments	350	9,102
Loans and financing interest	(116,875)	(98,368)
Monetary adjustments to provision for contingencies	(22,304)	—
REFIS expenses (see note 17)	—	(58,784)
Other	(13,071)	(25,151)

Total	(61,406)	(87,744)

27	Pension plan

a.	Plan description

The Company is the sponsor of FASCEMAR - Fundação de Assistência e Seguridade dos Servidores da CEMAR, a not-for-profit pension foundation that manages the Company’s pension plan.

FASCEMAR was fully restructured in 2005, with the deployment of a new pension plan - Plano Misto de Benefícios I, a defined contribution plan, starting May 2006. Defined Benefit Plan I (“Plan BD I”), a defined benefit plan, was closed for new participants on December 21, 2005.

The Company, as a plan sponsor, contributes, monthly, a matching contribution to the defined contribution plan equal to the contribution of its employees. During the year ended December 31, 2010, this amount was R$1,895 (2009: R$1,630).

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Since its deployment, 98% of the active participants of Plan BD I have opted to join the new defined contribution plan. CEMAR’s employees previously not participating in the Plan are now also joining the defined contribution plan. Therefore, the defined benefit Plan BD I currently mostly covers pension beneficiaries inactive since May 2006.

As described in note 15, item 8, on March 20, 2001, a debt agreement between the Company and FASCEMAR was executed. This minimum funding is required to cover an existing shortfall for past services. There is no assurance that contributions payable will be available as a refund or reduction in future contributions after they are paid into the plan, therefore, the Company has recognized this minimum funding requirement as a liability, which currently exceeds the present value of the defined benefit obligation net of fair value of plan assets. As a result, there are no unrecognized actuarial gains or losses.

b.	Defined benefit plan

	2010	2009
1. Reconciliation of recognized assets and liabilities
1.1. Present value of actuarial liabilities	100,478	96,815
1.2. Plan assets fair value	93,598	85,884

1.3. Present value of liabilities exceeding plan assets fair value (1.2 - 1.1)	6,880	10,930
a) Net actuarial liability/ to be accrued	6,880	10,930
b) Actuarial liability accrued	24,071	26,040
c) Additional actuarial (liability)/asset(a - b)	(17,191)	(15,110)
2. Expected return on plan assets
2.1. Plan assets fair value at year end	93,598	85,884
2.2. Expected participants contributions during the following year	31	33
2.3. Expected sponsor contributions during the following year	43	46
2.4. Expected benefits to be paid by the plan during the following year	9,654	9,115

2.5. Expected return on assets (2.1 * Interest + (2.2 + 2.3 - 2.4) * Interest/2 )	12,833	11,757
3. Interest on actuarial obligations for the following year
3.1. Present value of actuarial liabilities	100,478	96,815
3.2. Expected benefits during the following year	10,137	9,571

3.3. Interest on actuarial obligations ( 3.1 * Interest - 3.2 * Interest/2 )	10,781	10,399
4. Expected income to be recognized in profit or loss
4.1. Current service cost (with interest)	7	10
4.2. Expected participants contributions during the following year	31	33
4.3. Interest on actuarial obligations	10,781	10,399
4.4. Expected return on assets	12,833	11,757
4.5. Total expected income (5.1 - 5.2 + 5.3 - 5.4)	(2,075)	(1,381)

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Participant data	2010	2009
Active participants
Quantity	37	53
Average age(years)	49	49
Average service (years)	22	21
Average future service (years)	8	7
Average monthly salary (R$’000)	3	3
Annual payroll (R$’000)	1,239	1,348
Participants/beneficiaries with current benefits
Quantity	658	666
Average age(years)	65	63
Average monthly benefit (R$’000)	1	1
Annual benefit (R$’000)	8,674	8,190
Actuarial assumptions
Annual actuarial discount rate:	11.30%	11.30%	p.a. (6.0% real and 5.0% inflation)
Expected return on plan assets:	14.45%	14.45%	p.a. (9.0% real and 5.0% inflation)
Estimated salary increase:	6.05%	6.05%	p.a. (1.0% real and 5.0% inflation)
Estimated benefit increase:	5.00%	5.00%	p.a. (0.0% real and 5.0% inflation)
Mortality table:	AT-2000 M	AT-2000 M
Invalid mortality table:	AT-83 M	AT-83 M
Handicapped table:	Light (average)	Light (average)
Expected turnover rate:	zero	zero
Retirement probability:	100% when first eligible	100% when first eligible

Plan assets:	2010	2009

Federal government bonds	78,401	72,037
Credits with CEMAR	4,696	4,734
Investment funds - equity	2,181	1,945
Investment funds - fixed return	2,291	—
Investment funds - multimarket	28	2,410
Real estate leased to third parties	2,631	2,675
Real estate leased to CEMAR	1,233	375
Loans	1,319	1,296
Other assets	818	412

Total	93,598	85,884

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

28	Insurance

The coverage by type of risk and expiration date of the main insurance policies, according to the insurance brokers contracted by the Company is shown below:

Risks	Expiration date	Coverage

Substations, inventories and infrastructure	Jan 1, 2011	131,490
Civil responsibility - operations	Jan 1, 2011	7,000
Vehicles	Jan 1, 2011	(a	)

(a)	73 vehicles at market value.

The Company adopts the policy of contracting insurance coverage for assets subject to risks for amounts considered sufficient to cover possible damages, considering the nature of its activity. The company’s insurance is contracted according to the management assumptions and insurance generally used by electricity distribution companies. The risk assumptions adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, were not examined by our independent auditors.

29	Financial instruments

a.	General considerations

The Company has the following financial instruments: cash and cash equivalents, loans and financing, debentures, trade payables, financial concession assets, and accounts receivable.

These instruments are managed by means of operational strategies and internal controls, aimed at ensuring liquidity, profitability and safety. The control policy consists of continually accompanying the terms contracted compared to market terms.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Management uses financial instruments to maximize its return over cash, maintaining asset liquidity and hedging changes in interest rates and foreign exchange, keeping compliance with its financing covenants.

b.	Derivative usage policy

The Company does not hold derivative operations. The Company believes its activities do not allow the utilization of derivatives with speculative purposes; however its use is possible for hedging purposes, if needed.

c.	Fair value of financial instruments

Carrying amount and fair value of financial instruments held on December 31, 2010; 2009 and January 1, 2009 are as follows:

	2010		2009		January 1, 2009
Assets	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	456,836	456,836	357,467	357,467	271,538	271,538
Accounts receivable	512,397	512,397	445,164	445,164	366,655	366,655
Financial concession asset	50,409	50,409	33,403	33,403	8,745	8,745

Total assets	1,019,642	1,019,642	836,034	836,034	646,938	646,938

	2010		2009		January 1, 2009
Liabilities	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Trade payables	168,258	168,258	166,755	166,755	183,526	183,526
Loans and financing	981,011	981,011	942,152	942,152	763,492	763,492
Debentures	276,881	276,881	275,114	275,114	279,755	279,755

Total liabilities	1,426,150	1,426,150	1,384,021	1,384,021	1,226,773	947,018

•

Cash and cash equivalents - Cash and cash equivalents comprise cash balances and short-term investments with original maturities of three months or less. The carrying amount reflects their market value, including interest earned as of the reporting date and are equivalent to their fair value.

•	Accounts receivable - Arise directly from the Company’s operations, and are classified as receivables, and measured at cost, less allowances for losses and present value adjustments, when applicable.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

•	Financial concession assets - Classified as loans and receivables and measured at amortized cost, which is original cost, less allowances for losses and present value adjustments, when applicable.

•	Trade payables - Arise directly from the Company’s operations, and are classified as liabilities not at fair through profit or loss.

•	Loans and financing - Loans and financing are used to finance the Company’s investment programs and eventually cover working capital needs. They are classified as loans and carried at amortized cost.

•	Debentures - Debentures are classified as loans and carried at amortized cost.

d.	Financial instruments risk management

The Company has exposure to the following risks from its use of financial instruments. The risks described are a summary of the risks evaluated by a number of areas of the Company, each with its own responsibilities. The Board of Directors defines the risk management and is responsible for following up on the risks, their prevention and control.

•

Credit risk - The significance of the balances, and the ages of the accounts receivables from consumers and resellers represent a risk for the liquidity and capital structure of the Company. Management tracks the open balances to mitigate risks of default and the Company uses all of the collection tools permitted by the regulatory body, such as disconnection due to default, informing credit tracking bureaus and negotiation of outstanding balances. To mitigate the risks from the financial institutions that hold its funds or financial investments, the Company only selects institutions evaluated as low risk which are rated brA to brAAA, based on rating agency S&P.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

The Company maintains its concession assets in accordance with the legislation in force and monitors the possible definitions in the rules for the reversal of the concession in relation to its concession related financial asset.

•

Liquidity risk - the liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. To determine the Company’s ability to fulfill the commitments assumed, the cash flows and repayment dates of debt and other liabilities are disclosed. Further information on outstanding debt is disclosed in notes 16 and 17.

The Company has obtained funds from its commercial activities and from the financial market, using them mainly to its investment program and management of its working capital and financial commitments.

The management of financial investments focuses on short term instruments, to ensure maximum liquidity and to cover daily expenses.

Administration of the Company’s cash and the reduced volatility in receiving and making payments throughout the year, provide the Company with stability in its flows, thus reducing its liquidity risk.

The cash flow generation and usage of the Company due to its reduced volatility during the year provide the Company a steady cash flow reducing its liquidity risk.

•

Market risk - Market risks are associated with the variations in interest rates and debt indices and also include limits on indebtedness defined in the contracts, for which any default could result in mandatory early prepayment, as described below.

•

Currency risk - This risk derives from the possibility of the Company incurring losses from variations in exchange rates. The Company’s existing foreign exchange exposure is 0.64% of its debt. The Company continually monitors exchange rates and market interest rates in order to evaluate the need for contracting derivatives to protect against the risk of variations in these rates.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

The Company only has one loan denominated in a foreign currency, which is not material in relation to the Company’s total indebtedness, amounting to 0.64% of its debt, and derived from its contract with the National Treasury Secretary - STNA.

The sensitivity of currency risk is shown in 5 scenarios.

A probable scenario with rates as of December 31, 2010, plus two scenarios with 25% (Scenario II) and 50% (Scenario III) appreciation in the foreign currency.

Two additional scenarios were included with the opposite effect, showing depreciations of 25% (Scenario IV) and 50% (Scenario V).

Currency risk						R$ thousand
Operation	Risk	Probable scenario	Scenario II	Scenario III	Scenario IV	Scenario V

Financial liabilities
STN	USD	620	(1,385)	(3,391)	2,625	4,630

Reference for financial liabilities		2010 Rate	Scenario II	Scenario III	Scenario IV	Scenario V

Dollar USD/R$		1,666	2,083	2,499	1,250	0,833

•

Early prepayment risk - The Company has certain loans, financing and debenture contracts, with covenants that, in general, require it to maintain certain financial indices at specific levels. Non compliance with these indices could result in early prepayment of the debts. Management accompanies its positions and forecasts its future indebtedness to take preventative action for the indebtedness limits reported in Note 16 (Borrowings and financing) and Note 17 (Debentures).

•

Cash flow and fair value risk associated with interest rates - Changes in the economy and in tax rates impact both financial assets and liabilities of the Company. The impacts on the return of investments and debt related financial expenses in local currency are presented below.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

The sensitivity of financial assets and liabilities is shown in 5 scenarios.

A probable scenario with rates as of December 31, 2010, plus two scenarios with 25% (Scenario II) and 50% (Scenario III) appreciation in the interest rates.

Two additional scenarios were included with the opposite effect, showing depreciations of 25% (Scenario IV) and 50% (Scenario V) in the interest rates.

Cash flow or fair value risk associated to interest rates
Operations	Risk	Probable scenario	Scenario II	Scenario III	Scenario IV	Scenario V
Financial assets
Short-term investments	CDI	32,748	40,935	49,122	24,561	16,374
Financial liabilities
Loans, financing and debentures
ECF - 2034/00	FINEL	(3,188)	(3,365)	(3,543)	(3,010)	(2,832)
ECF - 1510/97	FINEL	(55)	(57)	(59)	(53)	(51)
ECF - 1639/97	FINEL	(536)	(559)	(583)	(513)	(490)
ECF - 1645/97	FINEL	(109)	(113)	(117)	(105)	(101)
ECF - 1960/99	IGP-M	(17,970)	(21,969)	(25,969)	(13,970)	(9,971)
ECF - 1907/99	FINEL	(73)	(76)	(79)	(69)	(66)
ECF - 1908/99	FINEL	(483)	(509)	(535)	(457)	(431)
FASCEMAR	CDI	(3,270)	(3,815)	(4,359)	(2,726)	(2,182)
FINEP	TJLP	(132)	(152)	(172)	(112)	(92)
FINAME 01	TJLP	(1)	(1)	(2)	(1)	(1)
FINAME 02	TJLP	(12)	(12)	(13)	(11)	(11)
BNDES I	TJLP	(1,359)	(1,489)	(1,618)	(1,229)	(1,100)
IFC	CDI	(10,296)	(12,740)	(15,898)	(7,851)	(5,407)
BNDES II	TJLP	(5,784)	(6,522)	(7,260)	(5,045)	(4,307)
BNDES PEC*	TJLP	(10,789)	(12,208)	(13,627)	(9,371)	(7,952)
DEBENTURES 3RD ISSUANCE	CDI	(26,925)	(33,397)	(39,870)	(20,452)	(13,979)

Total net financial expenses (Assets + Liabilities)		(48,234)	(56,049)	(64,581)	(40,414)	(32,598)

(*)	1-year estimated expense used for analysis.

Reference rates for financial instruments	2010 Rates	25%	50%	25%	50%

Interbank Deposit Certificate - CDI (% 12-month)	9.75	12.19	14.63	7.31	4.88
Long-term interest rate - TJLP (% 12-month)	6.00	7.50	9.00	4.50	3.00

General Market Price Average - IGP-M (% 12-month)	11.32	14.15	16.98	8.49	5.66

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Sensitivity impact on profit and shareholders’ equity
Scenario	Net profit/(loss)	Shareholders’ equity
Probable scenario	—	—
Scenario II	(4,875)	(4,520)
Scenario III	(9,331)	(8,237)
Scenario IV	4,037	3,174
Scenario V	8,492	9,207

e.	Capital management

The Company manages its capital in order to maximize the return to its investors by optimizing the level of indebtedness and equity, seeking an efficient capital structure and maintaining indebtedness and debt coverage indices at levels that optimize return on capital for its investors and guarantee liquidity for the Company.

Management establishes and tracks indebtedness and liquidity levels, as costs and terms of contracted debt.

Capital consists of share capital, non-redeemable preference shares and retained earnings of the Company. Capital management is based on three financial indicators with maximum limits not to compromise the Company’s operations:

•	Net debt/EBITDA

•	Net debt /(Net debt + Equity)

•	Current debt/Total debt

30	First-time adoption of IFRSs

As stated in note 3, these are the Company’s first financial statements prepared in accordance with IFRSs.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

The accounting policies set out in note 4 have been applied in preparing the financial statements for the year ended December 31, 2010, the comparative information presented in these financial statements for the year ended 31 December 2009 and in the preparation of an opening IFRS statement of financial position at 1 January 2009 (the Company’s date of transition).

Reconciliation of the statement of financial position:

		2009
Assets	Note	Previous GAAP	Effect of transition to IFRS	IFRS
Current
Cash and cash equivalents		357,467	—	357,467
Accounts receivable		373,360	—	373,360
Accounts receivable - Low income		23,115	—	23,115
Allowance for doubtful accounts		(45,112)	—	(45,112)
Recoverable taxes		45,470	—	45,470
Recoverable contributions and taxes		7	—	7
Regulatory assets	1	84,917	(84,917)	—
Deferred income tax and social contribution	2	5,444	(5,444)	—
Inventories		5,520	—	5,520
Other credits - Services		18,279	—	18,279
Other receivables		4,022	—	4,022

		872,490	(90,361)	782,128

Noncurrent
Accounts receivable		68,235	—	68,235
Recoverable taxes		43,742	—	43,742
Deferred income tax and social contribution	2	218,941	34,316	253,257
Other receivables		8,959	—	8,959
Financial concession asset		—	33,403	33,403
Investments		221	—	221
Property, plant and equipment	3	1,222,616	(1,222,616)	—
Intangibles assets	3	50,053	1,189,213	1,239,266

		1,612,767	34,316	1,647,083

Total assets		2,485,257	(56,046)	2,429,211

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

		2009
Liabilities and equity	Note	Previous GAAP	Effect of transition to IFRS	IFRS
Current
Trade payables		166,755	—	166,755
Accrued vacation and payroll payables		6,276	—	6,276
Loans and financings		140,513	—	140,513
Debentures		7,814	—	7,814
Regulatory charges payables		2,950	—	2,950
Tax payables		32,290	—	32,290
Dividends payable	4	58,612	(24,411)	34,201
Provision for contingencies		3,316	—	3,316
Public lighting fee payable		15,704	—	15,704
Regulatory liabilities	1	16,823	(16,823)	—
Research and development and energy efficiency accrual		17,138	—	17,138
Profit sharing accrual		13,907	—	13,907
Other accounts payable		18,040	—	18,040

		500,138	(41,235)	458,904

Noncurrent
Loans and financings		801,639	—	801,639
Debentures		267,300	—	267,300
Tax payables	2	165,005	(80,775)	84,230
Deferred income tax and social contribution	2	—	86,495	86,495
Provision for contingencies		4,806	—	4,806
Research and development and energy efficiency accrual		16,624	—	16,624

		1,255,374	5,720	1,261,094

Shareholders’ equity
Share capital		310,278	—	310,278
Capital reserve		674	—	674
Earnings reserve	4	418,792	24,411	443,203
Retained earnings (accumulated losses)	1	—	(44,942)	(44,942)

		729,744	(20,531)	709,213

Total liabilities and shareholders’ equity		2,485,256	(56,045)	2,429,211

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

		01/01/09
Assets	Note	Previous GAAP	Effect of transition to IFRS	IFRS
Current
Cash and cash equivalents		271,538	—	271,538
Accounts receivable		333,787	—	333,787
Accounts receivable - Low income		18,004	—	18,004
Allowance for doubtful accounts		(32,869)	—	(32,869)
Recoverable taxes		41,100	—	41,100
Recoverable contribution and taxes		7	—	7
Regulatory assets		42,041	(42,041)	—
Inventories	1	8,212	—	8,212
Other credits - Services		7,885	—	7,885
Other receivables		3,071	—	3,071

		692,776	(42,041)	650,735

Noncurrent
Accounts receivable		29,230	—	29,230
Recoverable taxes	2	264,989	(219,488)	45,502
Deferred income tax and social contribution	2	—	258,720	258,720
Other receivables		208	—	208
Regulatory assets	1	73,349	(73,349)	—
Financial concession asset	3	—	8,745	8,745
Investments		221	—	221
Property, plant and equipment	3	1,078,495	(1,078,495)	—
Intangible assets	3	47,453	1,069,750	1,117,204

		1,493,946	(34,116)	1,459,830

Total assets		2,186,722	(76,157)	2,110,565

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

		01/01/09
Liabilities and equity	Note	Previous GAAP	Effect of transition to IFRS	IFRS
Current
Trade payables		183,526	—	183,526
Accrued vacation and payroll payables		6,548	—	6,548
Loans and financings		81,076	—	81,076
Debentures		12,455	—	12,455
Regulatory charges payables		5,426	—	5,426
Tax payables	5	38,139	(4,828)	33,311
Income tax and social contribution payable	5		838	838
Dividends payable	4	140,583	(98,507)	42,076
Provision for contingencies		9,406	—	9,406
Public lighting fee payable		13,449	—	13,449
Regulatory liabilities	1	14,920	(14,920)	—
Research and development and energy efficiency accrual		17,925	—	17,925
Profit sharing accrual		9,018	—	9,018
Other accounts payable		8,450	—	8,450

		540,921	(117,417)	423,504

Noncurrent
Loans and financings		682,416	—	682,416
Debentures		267,300	—	267,300
Tax payables	5	81,542	(68,851)	12,691
Deferred income tax and social contribution	2	—	77,914	77,914
Provision for contingencies		13,474	—	13,474
Research and development and energy efficiency accrual		11,860	—	11,860

		1,056,592	9,063	1,065,655

Shareholders’ equity
Share capital		252,513	—	252,513
Capital reserve		443	(60)	383
Earnings reserve		336,254	—	336,254
Retained earnings (accumulated losses)	1	—	32,256	32,256
		589,210	32,196	621,406

Total liabilities and shareholders’ equity		2,186,722	(76,159)	2,110,565

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

1.	Regulatory assets and liabilities previously recognized in the Company’s statement of financial position were derecognized at the date of transition to IFRS. These assets and liabilities do not meet the IFRS recognition criteria as they require a future event occurrence and there is no specific counterparty of the right/obligation.

2.	Deferred income taxes were reclassified to noncurrent in accordance with IAS 1.

3.	Reclassification due to the application of IFRIC 12 - Concession agreements. This Interpretation applies to public-to-private service concession arrangements if:

a.	The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

b.	The grantor controls—through ownership, beneficial entitlement or otherwise—any significant residual interest in the infrastructure at the end of the term of the arrangement.

This Interpretation applies to both:

a.	infrastructure that the operator constructs or acquires from a third party for the purpose of the service arrangement; and

b.	existing infrastructure to which the grantor gives the operator access for the purpose of the service arrangement.

Amount recoverable, directly or indirectly, from the grantor is accounted in accordance with IAS 32 as:

a.	loans or receivables; and

b.	financial asset through profit or loss, if certain criteria for this classification are met.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

Infrastructure items to which the operator is given access by the grantor for the purposes of the service arrangement are not recognized as property, plant and equipment of the operator. The grantor may also provide other items to the operator that the operator can keep or deal with as it wishes. If such assets form part of the consideration payable by the grantor for the services, they are not government grants as defined in IAS 20. They are recognized as assets of the operator, measured at fair value on initial recognition.

IAS 39 must be applied for the financial asset measurement at the transition date. However, an analysis of the indemnity amount shall be made based on the compensation mechanism to verify if the indemnity amount is already at present value and subject to future compensation. If this is the case, amounts are already at present value and no further adjustments are required.

The main assumptions and impacts of IFRIC 12 adoption by the Company were:

1.	The Company opted to use its carrying amount;

2.	The Company defined that the bifurcated model is adequate, reclassifying its property, plant and equipment into intangible assets and financial assets. In addition, a reclassification between profit or loss statement lines will occur, without impacts to net income;

3.	Bifurcation of each addition which estimated useful life goes beyond the concession term: evaluation of each asset life separately;

4.	During construction the asset is classified as an intangible as bifurcation is impracticable. Bifurcation occurs when asset is put in service;

5.	Construction margin: the Company evaluates the margin in existing projects to approximate zero and therefore to be immaterial. The Company will evaluate any potential margin in new significant construction projects;

6.	Construction revenues and costs: the Company discloses revenues and costs separately.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

4.	Reclassification of taxes, separating income taxes receivables and payables from other taxes receivables and payables.

5.	Reclassification of dividends payable into equity, where only mandatory minimum dividends are classified as liabilities as they are a legal obligation. Additional dividends proposed by management to the General Shareholders’ Meeting that exceed the minimum mandatory dividend are kept in equity, in a specific reserve named “additional proposed dividends”, until final distribution decision approved by the shareholders.

Dividends in addition to the mandatory minimum do not meet the present obligation criteria at the reporting date as the General Shareholders’ Meeting will have to approve its payment or any different amount to be paid.

Reconciliation of the statement of profit or loss:

		2009
	Note	Previous GAAP	Effect of transition to IFRS	IFRS
Revenues		1,147,502	39,489	1,186,991

Costs of electric energy services	1	(593,589)	(14,344)	(607,933)

Energy costs		(470,524)	(382)	(470,906)

Energy purchased for resale	1	(383,298)	(382)	(383,680)
Transmission and distribution systems usage fees		(87,226)		(87,226)
Operating costs		(123,057)	(13,962)	(137,019)

Labor	6	2,557	(13,962)	(11,405)
Material		(5,878)	—	(5,878)
Third party services		(33,241)	—	(33,241)
Depreciation and amortization		(83,398)	—	(83,398)
Leasing expenses		(33)	—	(33)
Other		(3,064)	—	(3,064)
Cost of services rendered to third parties		(8)	—	(8)

Labor		(1)	—	(1)
Third party services		(7)	—	(7)
Gross margin		553,913	25,145	579,058

Selling expenses		(70,679)	—	(70,679)
Administrative expenses		(53,334)	—	(53,334)

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

		2009
	Note	Previous GAAP	Effect of transition to IFRS	IFRS
Payroll and key management personnel		(2,664)	—	(2,664)
Bad debt expenses		(25,375)	—	(25,375)
Provision for contingencies		(3,252)	—	(3,252)
Depreciation and amortization		(14,195)	—	(14,195)
Other operating income (expense)		(26,626)	—	(26,626)
Profit before finance costs and income taxes		357,788	25,145	382,933

Net finance costs		(81,013)	(6,731)	(87,744)

Finance income		42,092	—	42,092
Late payment penalties over energy sales	1	50,938	(7,573)	43,365
Monetary and foreign exchange adjustments		9,102	—	9,102
Interest on loans and financing		(98,368)	—	(98,368)
Other	1	(84,777)	842	(83,935)
Profit before taxes		276,775	18,414	295,189

Income tax and social contribution		(64,550)	(11,008)	(75,558)

Social contribution		(34,360)	—	(34,360)
Income tax		(81,308)	—	(81,308)
Tax incentives		54,155	—	54,155
Deferred income taxes	1	(3,037)	(11,008)	(14,045)

Profit sharing	6	(13,962)	13,962	—
Net profit		212,225	7,406	219,631

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

6.	Reclassification of profit sharing expenses to labor expenses in accordance with IAS 1.

Reconciliation of the shareholders’ equity:

Shareholders’ equity as of January 1, 2009 in accordance with previous GAAP	589,210

Dividends payable reclassified to shareholders’ equity	98,506
Regulatory assets and liabilities write-off	(100,470)
Deferred income taxes on adjustment above	34,160

Shareholders’ equity as of January 1, 2009 in accordance with IFRS	621,406

Reconciliation of the Statement of cash flows:

None of the IFRS first-time adoption adjustments impacted the Company’s cash and cash equivalents; therefore, no reconciliation of the statement of cash flows is being presented.

31	Subsequent events

On March 1, 2011, the first payment of the 3rd debentures issuance occurred, corresponding to 20% of their total.

On April 29, 2011 the shareholders approved at the General Shareholders’ Meeting the distribution of the 2010 net income of R$278,620 as follows:

Legal reserve	R$	13,931
Tax reserve	R$	43,207
Unrealized earnings reserve	R$	21,482
Dividends (*)	R$	200,000

	R$	278,620

(*)	Corresponding to R$1.2181/share for all share classes. Dividends were paid out on May 20, 2011.

Companhia Energética do Maranhão - CEMAR

(Public held company in Brazil)

Notes to the financial statements

(In thousands of Reais, unless otherwise indicated)

On August 23, 2011, ANEEL homologated the Company’s annual tariff adjustment. The consumers will notice an impact of 7.25% in the tariff. The tariff adjustment will be effective as of August 28, 2011.

On October 27, 2011 the Company has filed its interim financial statements for the quarter ended September 30, 2011.

The Company executed new significant debt agreements with Banco de Desenvolvimento Econômico e Social – BNDES and Centrais Elétricas do Brasil S.A – ELETROBRÁS in October and November 2011, as follows:

•	Contract 11.2.0841.1 with BNDES amounts to R$192,024 and is guaranteed by (i) up to 2.7% of the Company’s revenue collection, and (ii) the parent company Equatorial Energia S.A. as guarantor.

•	Contract ECFS 322/2011 PLPT 6th Tranche with ELETROBRÁS amounts to R$205,358 and is guaranteed by the Company’s revenue collection.