Form 20-F/A
period 2010-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2012-04-25
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.3

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

Explanatory Note — Amendment

We, Centrais Elétricas Brasileiras S.A. – Eletrobras, are filing this Form 20-F/A to include in our Annual Report on Form 20-F for the year ended December 31, 2010 (or Annual Report) pursuant to Rule 3-09 of Regulation S-X, consolidated financial statements and accompanying notes of Companhia Estadual de Distribuição de Energia Elétrica (or CEEE-D) and Companhia Estadual de Geração e Transmissão de Energia Elétrica (or CEEE-GT). As of December 31, 2010, we owned a 32.59% interest in CEEE-D and a 32.59% interest in CEEE-GT.

Rule 3-09 of Regulation S-X provides that if a 50% or less owned person accounted for by the equity method meets the first or third condition of the significant subsidiary tests set forth in Rule 1-02(w) of Regulation S-X, substituting 20% for 10%, separate financial statements for such 50% or less owned person shall be filed. As CEEE-D and CEEE-GT met such test as of and for the year ended December 31, 2009, we have included in this Form 20-F/A their audited financial statements as of and for the years ended December 31, 2010 and 2009. Items 17, 18 and 19 are the only portion of the Annual Report being supplemented or amended by this Form 20-F/A.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

Please see (i) our consolidated financial statements beginning on page F-1 of our Annual Report, (ii) our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 of Companhia de Transmissão de Energia Elétrica Paulista (or CTEEP) in our Form 20-F/A filed on December 12, 2011, (iii) our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 of Companhia Estadual de Geração e Transmissão de Energia Elétrica Companhia Energética do Maranhão S/A (or CEMAR) in our Form 20-F/A filed on January 31, 2012 and (iv) the audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 of CEEE-GT and CEEE-D beginning on page F-1 of this Form 20-F/A. CEMAR, CEEE-D, CTEEP and CEEE-GT constituted significant subsidiaries in 2009 under IFRS.

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

3

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the year ended December 31, 2010 and 2009

Contents

COMPANHIA ESTADUAL DE DISTRIBUIÇÃO DE ENERGIA ELÉTRICA

COMPANHIA ESTADUAL DE GERAÇÃO E TRANSMISSÃO DE ENERGIA ELÉTRICA

KPMG Auditores Independentes Av. Borges de Medeiros, 2.233 - 8º andar 90110-150 - Porto Alegre, RS - Brasil Caixa Postal 199 90001-970 - Porto Alegre, RS - Brasil	Central Tel Fax Internet	55 (51) 3303-6000 55 (51) 3303-6001 www.kpmg.com.br

Independent auditors’ report

To

The Board of Directors and Shareholders of

Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D

Porto Alegre - RS

We have audited the accompanying statements of financial position of Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D as of December 31, 2010 and 2009 and the related statements of profit or loss, changes in shareholders´equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and accounting practices adopted in Brazil.

Porto Alegre, April 04, 2012

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

F-1-2

Statements of Financial Position

December 31, 2010 and 2009 and January 1o, 2009

(In thousands of Brazilian reais, unless otherwise stated)

	Note	31/12/2010	31/12/2009	01/01/2009		Note	31/12/2010	31/12/2009	01/01/2009
CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents	7	36,198	111,137	37,872	Trade accounts payable	27	191,621	152,435	204,391
Consumers, concessionaries and permit holders	8	397,965	388,958	370,654	Payroll - withholdings	28	15,009	13,905	11,594
Credit notes receivable	9	12	420	3	Dividends payable	—	—	—	6,614
Allowance for doubtful accounts	10	(137,117)	(130,507)	(117,440)	Taxes and social contributions	29	58,708	34,843	36,346
Tax credits	11	21,229	14,544	20,515	Loans, financing and other fundings	30	146,251	105,835	80,049
Inventories	12	10,103	13,532	15,944	Post-employment benefit plan	31	108,485	107,681	106,511
Recoverable costs	14	44,906	43,327	43,755	Estimated liabilities	32	32,859	21,540	19,610
Other receivables	13	45,996	51,423	65,351	Consumer charges to be collected	33	24,369	8,377	25,554
Prepayments	15	—	—	6,957	Provision for contingencies	34	182,480	147,737	128,545

					Research and development program and energy efficiency program	35	78,130	71,453	56,224
		419,292	492,834	443,611	Other liabilities	36	44,057	52,898	30,557

NON-CURRENT ASSETS					Reimbursements to customers	37	59,514	24,578	33,108

Interest-bearing bank restricted	7	7,911	25,750	25,606			941,483	741,282	739,103

Consumers, concessionaries and permit holders	8	131,553	128,484	129,170	NON-CURRENT LIABILITIES
Tax credits	11	13,079	13,288	14,150	Taxes and social contributions	29	435	—	—
Other receivables	13	25,357	25,357	18,507	Loans, financing and other fundings	30	449,342	355,131	120,409
Energy sale at CCEE	16	37,952	20,165	19,969	Post-employment benefit plan	31	613,918	638,825	628,948
Compensation account - CRC	17	1,746,622	1,730,530	—	Provision for contingencies	34	243,403	234,991	258,310
Court deposits	18	102,075	15,959	13,931	Research and development program and energy efficiency program	35	13,574	11,926	17,480
Deferred income and social contribution taxes	19	226,035	226,035	226,035	Other liabilities	36	39,577	47,481	1,996
Concessions financial assets	20	518,880	470,973	406,749	Energy sale at CCEE	51,b	40,607	40,607	40,607

Assets and rights for sale	21	238	993	992
Biological assets	22	13,899	13,841	12,617			1,400,856	1,328,961	1,067,750

Investments	23	18,765	19,572	20,320	SHAREHOLDERS’ EQUITY
Property, plant and equipment	24	58,116	61,248	61,987	Share capital	38	23,703	23,703	23,703
Intangible assets	25	451,375	448,758	431,354	Tax incentive reserve	38.b	1,592,060	1,592,060	—
					Income reserve	—	—	7,781	1,167

		3,351,857	3,200,953	1,381,387	Accumulated losses	38	(186,953)	—	(6,725)

							1,428,810	1,623,544	18,145

TOTAL ASSETS		3,771,149	3,693,787	1,824,998	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,771,149	3,693,787	1,824,998

The accompanying notes are an integral part of these financial statements.

Notes	Page | 4

F-1-4

Statements of Operations

for the years ended December 31, 2010 and 2009

(In thousands of Brazilian reais, unless otherwise stated)

	Note	31/12/2010	31/12/2009
NET REVENUE	40	1,821,539	1,800,648

ELECTRICITY SERVICE COST		(1,651,370)	(1,561,676)

Electricity cost		(1,106,025)	(1,057,484)

Electricity purchased for resale	41	(898,217)	(848,196)
Electricity network usage charges		(207,808)	(209,288)
Cost of operations	42	(545,345)	(504,192)

Personnel and managers		(237,509)	(194,788)
Materials		(20,582)	(14,761)
Third-party services		(75,542)	(57,798)
Depreciation and amortization		(6,834)	(7,874)
Construction cost		(121,328)	(149,841)
Amortisation on Concession’s Intangible assets		(70,020)	(67,668)
Other		(13,530)	(11,462)

GROSS INCOME		170,169	238,972

Operating expenses		(363,487)	(401,426)

Selling expenses	42	(29,501)	(34,755)
General and administrative expenses	42	(73,832)	(61,504)
Other operating expenses	42	(260,154)	(305,167)

Other revenues		25,117	1,750,590

Compensation account - CRC	43	16,092	1,730,530
Other revenues	43	9,025	20,060

Other expenses	43	(6,185)	(12,069)

(LOSS) INCOME FROM SERVICES		(174,386)	1,576,067

Financial (expenses) revenues	44	(20,348)	22,718

INCOME/LOSS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	45	(194,734)	1,598,785

NET INCOME/ LOSS FOR THE YEAR		(194,734)	1,598,785

Basic and diluted earnings per share - R$	39	(0.54)	4.13

The accompanying notes are an integral part of these financial statements.

Notes	Page | 5

F-1-5

Statements of Changes in Shareholders’ Equity

for the years ended 31 December 2010 and 2009

(In thousands of Brazilian reais)

	Note	Share capital	Tax incentive reserve	Income reserve	Accumulated losses	Total shareholders’ equity
Balances as of 31/12/2008		23,703	—	1,167	—	24,870

Prior year’s adjustment:
Effect of the change derecognition of regulatory assets and liabilities	6.6	—	—	—	(13,611)	(13,611)
Fair value of Forest Nurseries	6.6	—	—	—	6,886	6,886

Balances as of 01/01/2009 after adoption of the new practices		23,703	—	1,167	(6,725)	18,145

Non-distributed dividends		—	—	6,614	—	6,614
Net income for the year	6.5	—	—	—	1,598,785	1,598,785
Appropriation of income:
Tax incentive reserve	38.b	—	1,592,060	—	(1,592,060)	—

Balances as of 31/12/2009		23,703	1,592,060	7,781	—	1,623,544

Net loss for the year		—	—	—	(194,734)	(194,734)
Absorption of Income Reserve		—	—	(7,781)	7,781	—

Balances as of 31/12/2010		23,703	1,592,060	—	(186,953)	1,428,810

The accompanying notes are an integral part of these financial statements.

Notes	Page | 6

F-1-6

Statements of Cash Flows

for the years ended 31 December 2010 and 2009

(In thousands of Brazilian reais)

	Note	31/12/2010	31/12/2009
OPERATING ACTIVITIES
Net income (loss)		(194,734)	1,598,785

Non-cash revenues (expenses)
Monetary changes and exchange rate gains (losses) on long-term loans		23,670	11,968
Impairment loss on permanent assets		3,466	224
Depreciation and amortization of property, plant and equipment, intangible assets and investments	42	9,152	10,021
Amortization of the concession’s intangible assets		70,020	67,668
Write-off of property, plant and equipment, investments and intangible assets		372	2,127
Recognition of the provision for labour, civil and tax contingencies, post-employment benefits and others		8,187	31,679
Recognition of provision for benefits granted to former public employees	42	78,927	115,051
Recognition of allowance for doubtful accounts	42	18,917	25,030
Recognition of compensation account credits	43	(16,092)	(1,730,530)

		1,885	132,023

Changes in current and non-current assets		(156,390)	(72,883)

Consumers, concessionaries and permit grantees		(24,383)	(29,581)
Credit notes receivable		408	(417)
Tax credits		(6,476)	6,833
Long-term financial investments		17,839	(144)
Inventories		3,429	2,412
Other receivables		3,848	7,506
Prepayments		—	6,957
Energy sale at CCEE		(17,787)	(196)
Court deposits		(86,116)	(2,028)
Indemnifiable financial assets		(47,907)	(64,224)
Assets and rights for sale		755	(1)
Changes in current and non-current liabilities		50,356	(175,214)

Trade accounts payable		39,186	(51,956)
Payroll - withholdings		1,104	2,311
Taxes payable		23,120	(1,503)
Post-employment benefits		(103,754)	(111,838)
Accrued liabilities		11,319	1,930
Consumer charges to be collected		15,992	(17,177)
Charges in instalments		1,180	—
Research and Development Program and Energy Efficiency Program		8,325	9,675
Provision for labour and civil contingencies		35,704	(22,794)
Other		18,180	16,138
		(104,149)	(116,074)

NET PROVIDED BY OPERATING ACTIVITIES
INVESTING ACTIVITIES
Net cash used in investing activities		(81,747)	(97,181)

Increase in investments		(3,320)	(2,284)
Acquisition of property, plant and equipment items		(5,653)	(8,796)
Acquisition of intangible assets		(72,774)	(86,101)
FINANCING ACTIVITIES
Net cash provided by financing activities		110,957	286,520

Increase in loans and financing		249,529	346,306
Repayment of loans and financing and debt charges		(138,572)	(97,766)
Related parties loans	30	—	37,980
NET CASH GENERATION		(74,939)	73,265

Beginning balance of cash and cash equivalents	7	111,137	37,872
Ending balance of cash and cash equivalents	7	36,198	111,137

The accompanying notes are an integral part of these financial statements.

Notes	Page | 7

F-1-7

Notes to the financial statements

(in thousands of Brazilian reais, unless otherwise stated)

1. Operations and presentation of 2010 and 2009 financial statements

Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D, the “Concessionare”, is a public company whose controlling shareholder is the State of Rio Grande do Sul, by means of Companhia Estadual de Energia Elétrica – CEEE-Par, which holds 65.92% of its total capital. The Company was organized pursuant to the authorization granted by State Law No. 12.593 of 13 September 2006 and set up from the spin-off of Companhia Estadual de Energia Elétrica – CEEE, according to the Extraordinary Shareholders’ Meeting held on 27 November 2006 (Minutes of the Meeting No. 170) which validated, according to the provisions of article 229, paragraph 2, Law No. 6.404/76, in compliance with all the legal requirements to the formal set up of Companhia Estadual de Distribuição de Energia Elétrica - CEEE-D, which commenced activities as of 1 December 2006. The Concessionaire is engaged in projecting, building, and operating electricity distribution systems; the provision of private or public services, in the segment of electricity distribution, and the operation of the respective infrastructure to provide other services, as long as included in its concession agreement or authorized by law.

1.1. Authorisation to issue the financial statements

Authorisation for issuance of the financial statements was approved by the Board of Directors of 04 april 2012.

1.2. Reconciliation of financial statements previously published in Brazil

The financial statements for the years ended December 31, 2010 and 2009 were originally published in Brazil and issued on March 24, 2011 and March 1, 2010, respectively. These financial statements have been restated in accordance with IAS 8 / CPC 23 -Accounting Policies, Changes in Estimates and Correction of Errors, due to the an adjustment made in the amounts of R$ 318,023 in 2010 and R$ 334,115 in 2009, in the Compensation Account (“CRC”), whose effects in those financial statements are listed below.

The Company recognized in its financial statements for the year ended December 31, 2009 the right concerning the process for judicial settlement number 2006.71.00047783-2 in which the amounts owed by the Federal Government to the Company with respect to the denominated Compensation Account (“CRC”)

were discussed, supported by the sentence handed down in 2005 with a final and unappealable decision in July 2009 with the Federal Supreme Court (STF). Therefore, legally, the process granted to the Company the right of recording the asset. The amount of this right was then supported by an Independent Expert Appraisal Report, prepared by an accounting expert engaged by the Company in order to quantify the amounts that would be settled in the judicial ambit, in the terms of the decision of the Superior Court of Justice.

The right of recognizing as service costs amounts with respect to complementing and supplementing the retirement benefits of its former independent employees, with their respective monetary restatements and interest on arrears from 1981 to 1993, for adjustment purposes in the Compensation Account (CRC) and National Reserve for Compensation and Remuneration (RENCOR) was recorded by the Company in the amount of R$ 2,064,645, already discounting the legal reducer of 25% as established in Law 8631/93, based on the final and unappealable decision of the process in 2009.

In January 2012, the settlement process was terminated due to the fact that the Company signed an agreement term with the Federal Government, also approved by the courts in January 2012. On the occasion of the agreement term, the amounts owed by the Federal Government were recalculated and presented differences compared to the amounts originally recognized by the Company. Due to the unraveling of judicial settlement 2006.71.00047783-2, material differences between the balance of the asset related to the Recoverable Income Account (CRC) recognized in prior years, were identified.

Notes	Page | 8

F-1-8

While carrying out the expurgation between the work prepared in 2009 by the expert engaged, based on the judicial decision, and the effective calculation of the settlement, the following differences met the concept of an error:

1.2.1.Calculation base of the CRC

I.	It differs from the calculation prepared by the Company’s independent expert made in 2009 (Cr$ 11,740,084,262,250.00 – former Brazilian currency “Cruzeiro”). The difference is caused by the interpretation given to the Superior Court sentence by the expert with respect to the form of recomposition of the Compensation Account which was different from the methodology employed by DNAEE (National Department of Water and Electric Power – the regulator agency at the time) at the time of the facts, as well as due to partial disallowance of the supporting documentation referring to 1993.

II.	The calculation basis which was the basis for the amount approved by the Court was presented by the actual regulatory agency (ANEEL) through Technical Note 309/2011-SFF/ANEEL of August 24, 2011, totaling as the amount due on the date of termination of the CRC (18/03/1993) Cr$ 11,151,656,845,180.50.

III.	The recomposition methodology of the CRC used by ANEEL in such Technical Note 309/2011-SFF-ANEEL, complied with the calculation method contained in the annual renderings of accounts (PAC) at the time of the facts, and therefore, consistent with the provisions of Law 8631/93.

1.2.2.Restatement of the base value

As at March 18, 1993, the date of termination of the Compensation Account (CRC) and therefore the starting point for restating the amount due to the Company, in the judicial settlement, the respective monetary restatement was applied as from this date, using the pro rata basis method. In this sense, the pro rata restatement method was not used as a premise in the expert report prepared in 2009, resulting in mathematical differences in the amount calculated.

1.2.3.The use of interest and monetary restatement rates

The restatement occurred in accordance with the Federal Court Manual approved through Resolution 134 of December 21, 2010, of the Federal Council of Justice. Accordingly, comparing the technical criteria for restatement presented in 2009 with the criteria used in the judicial settlement, there is a difference starting in July 2009, with respect to the interest applied as well as the index applied to the monetary restatement. This difference is caused by the insertion of Law 11960/09 (2009) in the Brazilian legal system.

With the advent of this law, there was a change in the index for restatement as from July 2009, where the IPCA-E (Special Amplified Consumer Index) was replaced by the TR (Referential Rate). With respect to interest, the same Law 11960/09 establishes an amendment as from July 2009, prescribing 0.5% per month.

The provisions of Law 11960/09 described in the paragraph above were included in the Calculations Manual of the Federal Court in 2010, through Resolution 134/2010 of the Council of Justice, with its application having retroactive effects as from July 2009.

Accordingly, with respect to the rates of restatement and application of interest, the calculation made in 2009 was governed by the administrative criteria in force at the time, to the extent that Resolution 134/2010 updates the calculations manual of the federal court in December 2010. However, in 2010, due to the administrative updating and the retroactive nature given the application of Law 11960/09, adjustments to assets are necessary, considering the current legal criteria. Note that Law 11960/09 was already in force at the time of the recognition of the asset and should have been considered by the external expert.

The experts engaged acted with objectivity, impartiality and diligence in light of the facts at the time, however the factors that caused the differences arising in the calculation of the liquidation of the sentence were present at the time of the original recognition of the assets, so that an adequate interpretation of the sentence and timely consideration of the impacts of law 11960/2009 probably would have led the independent expert to a very similar calculation of the values calculated in the liquidation when signing the agreement term.

Notes	Page | 9

F-1-9

Taking into account the above, the Management concluded that the differences calculated in the settlement of the sentence by the agreement term are characterized as errors classified within the scope of CPC 23 and IAS 8, thus presenting the need for correction in its period of origin, with the consequent restatement of the financial statements originally published in for the years ended December 31, 2009 and 2010 originally presented only in in Portuguese and issued at the dates above indicated.

1.3.Reclassifications of the original financial statements published in Brazil

In 2010, the Company reclassified certain amounts referring to Deposits in Court originally classified against non-current liabilities to the non-current assets side for better presentation of both balances. Such classification was originally done in the Financial Statements presented in Brazil, only in Portuguese, which were subject to restatement.

1.4. Reconciliation of the financial statements originally published in Brazil and the restated financial statements in Brazil

We present below a summary of the financial statements originally published in Brazil, issued at the dates indicated in the item 1.1 above, reconciled to the restated financial statements, containing the adjustments described in topics 1.2 and 1.3 above.

The 2010 and 2009 financial statements now issued in English are consistent with the restated financial statements as published in Brazil (see columns “restated” below).

Notes	Page | 10

F-1-10

1.4.1. Balance sheet

			31/12/2010			31/12/2009
			Orginally published in Brazil	Adjustments	Restated	Orginally published in Brazil	Adjustments	Restated
Current assets			419,292	—	419,292	492,834	—	492,834

Non current assets
Others			1,503,160	—	1,503,160	1,454,464	—	1,454,464
Compensation Accounts	(a	)	2,064,645	(318,023)	1,746,622	2,064,645	(334,115)	1,730,530
Judicial deposits	(b	)	32,518	69,557	102,075	15,959	—	15,959

			3,600,323	(248,466)	3,351,857	3,535,068	(334,115)	3,200,953

Total assets			4,019,615	(248,466)	3,771,149	4,027,902	(334,115)	3,693,787

			31/12/2010			31/12/2009
			Orginally published in Brazil	Adjustments	Restated	Orginally published in Brazil	Adjustments	Restated
Current liabilities			941,483	—	941,483	741,282	—	741,282

Non current liabilities
Others			1,157,453		1,157,453	1,093,970	—	1,093,970
Tax, labor and civil liabilities	(b	)	173,846	69,557	243,403	234,991	—	234,991
			1,331,299	69,557	1,400,856	1,328,961	—	1,328,961

Shareholder’s equity
Capital stock			23,703		23,703	23,703		23,703
Tax incentives reserve			1,926,175	(334,115)	1,592,060	1,926,175	(334,115)	1,592,060
Profits reserve			—		—	7,781		7,781
Accumulated losses			(203,045)	16,092	(186,953)	—		—

	(a	)	1,746,833	(318,023)	1,428,810	1,957,659	(334,115)	1,623,544

Liabilities and shareholders’ equity			4,019,615	(248,466)	3,771,149	4,027,902	(334,115)	3,693,787

1.4.2. Distribution of income for the year

			31/12/2010			31/12/2009
			Orginally published in Brazil	Adjustments	Restated	Orginally published in Brazil	Adjustments	Restated
Net sales			1,821,539	—	1,821,539	1,800,648	—	1,800,648

Cost of Electricity Energy Services			(1,651,370)	—	(1,651,370)	(1,561,676)	—	(1,561,676)

Gross profit			170,169	—	170,169	238,972	—	238,972

Operating Expenses			(369,672)	—	(369,672)	(401,426)	—	(401,426)

Other Income			9,025	16,092	25,117	2,084,705	(334,115)	1,750,590

Compensating Account - CRC	(a	)	—	16,092	16,092	2,064,645	(334,115)	1,730,530

Other Expenses			—	—	—	(12,069)		(12,069)

Services Income (Loss)			(190,478)	16,092	(174,386)	1,910,182	(334,115)	1,576,067

Income (Loss) Before Income Tax and Social Contribution			(210,826)	16,092	(194,734)	1,932,900	(334,115)	1,598,785

Net Income (Loss)			(210,826)	16,092	(194,734)	1,932,900	(334,115)	1,598,785

Notes	Page | 11

F-1-11

1.4.3. Statements of changes in shareholders’ equity

			31/12/2010			31/12/2009
			Orginally published in Brazil	Adjustments	Restated	Orginally published in Brazil	Adjustments	Restated
Capital stock			23,703	—	23,703	23,703	—	23,703
Tax Incentives Reserve	(a	)	1,926,175	(334,115)	1,592,060	1,926,175	(334,115)	1,592,060
Profits Reserve			—	—	—	7,781	—	7,781
Accumulated Losses	(a	)	(203,045)	16,092	(186,953)	—	—	—

Shareholders’s Equity Total			1,746,833	(318,023)	1,428,810	1,957,659	(318,023)	1,623,544

1.4.4. Statement of cash flows

			31/12/2010			31/12/2009
			Orginally published in Brazil	Adjustments	Restated	Orginally published in Brazil	Adjustments	Restated
Operating Activities
Income (Loss) for the year			(210,826)	16,092	(194,734)	1,932,900	(334,115)	1,598,785

Expenses (Income) not affecting cash and cash equivalents			212,711	(16,092)	196,619	(1,800,877)	334,115	(1,466,762)

Compensating Account - CRC			—	(16,092)	(16,092)	(2,064,645)	334,115	(1,730,530)

Gross cash generation			1,885	—	1,885	132,023	—	132,023

Judicial deposits	(b	)	(16,559)	(69,557)	(86,116)	(2,028)	—	(2,028)
Compensating Account - CRC	(a	)	—	(16,092)	(16,092)	—	—	—
Changes in liabilities	(b	)	(19,201)	69,557	50,356	(175,214)	—	(175,214)

Operating cash generation			(104,149)	—	(104,149)	(116,074)	—	(116,074)

Investing activities			(81,747)	—	(81,747)	(97,181)	—	(97,181)

Financing activities			110,957	—	110,957	286,520	—	286,520

Net cash generation			(74,939)	—	(74,939)	73,265	—	73,265

(a)	The amount of R$ 318,023, totals the difference calculated of the error and for the year ended December 31, 2010 the recognition of the restatement for the year in the amount of R$ 16,092 refers to the adjustments arising from Law 11960/09, and for the year ended on December 31, 2009 to the reversal of R$ 334,115.
(b)	The amount of R$ 69,557, as at December 31, 2010, refers to the reclassifications of amounts related to deposits in court and provisions for labor, civil and tax contingencies.

2. Concessions

Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D holds the concession for operating public services of electricity distribution in the State of Rio Grande do Sul, providing services to 72 municipalities, with about 1.47 million captive consumer units.

The Concession was agreed on 25 October 1999 through the Concession Agreement No. 081/1999 – ANEEL (National Agency of Electric Energy), amended by 1st and 2nd Amendment Terms of 17 October 2005 and 13 April 2010, respectively, for electricity distribution. The Concession Agreement establishes:

a)	The obligation to build, operate and maintain the infrastructure used in the Concession.

b)	The services that the operator shall provide and to whom the services shall be provided (geographic area and consumer class).

c)	The guarantee that the Concession’s economic and financial equilibrium and position will be maintained.

Notes	Page | 12

F-1-12

d)	An indemnity paid by the end of the Concession Agreement referring to the unamortized portion of investments made by the Concessionaire in the infrastructure used in the Concession.

The Concession Agreement is in effect until 7 July 2015, and may be renewed for a 20-year period, as long as required by the Concessionaire up to thirty-six months (36) before the termination of the agreement. The possible renewal of the Concession Agreement shall be subordinated to public interest and to the review of the general conditions of the agreement.

The concession agreement entered into with the Federal government grants considerable freedom for the Company to conduct and manage its business, investments, personnel and technology. The Concessionaire is obliged to employ the proper technology and use equipment, facilities and operational methods that guarantee regularity, continuity, efficiency, security, upgrades, and kindness in the rendering of services and reasonable rates. The obligations inherent to the rendering of the public service granted are:

•

Supply electricity to consumers located in its concession area, at the delivery points determined in service rules, at the rates approved by ANEEL, under the conditions established in the respective supply agreements and in compliance with the quality and continuity levels set forth in legislation and specific standards.

•	Provide comprehensive services to market, not excluding low-income consumers and areas of low population density, such as rural areas.

The concession to render electricity distribution services ends:

a)	Upon the end of the term of the contract;

b)	Upon takeover;

c)	Upon lapsing;

d)	Upon termination;

e)	Upon annulations due to defect or irregularity found in procedures or in the concession act;

f)	In case of bankruptcy or liquidation of the concessionaire.

The concession contract contains specific clauses guaranteeing the right to an indemnity for the residual value of the concession-linked assets upon the expiration of the concession. For reversal purposes, concession-linked assets are those actually used in service rendering.

2.1. Mechanism for the restatement of electricity supply rates of the concession agreements

The Concession Agreement also establishes that electricity rates shall be adjusted annually in October and reviewed every four (4) years. The criteria and methodologies for those adjustments and review of electricity rates are determined by ANEEL - Brazilian Electricity Regulatory Agency through specific regulations.

The required annual revenue, which represents the necessary revenue for distributors to maintain their financial balance and position, is separated into two portions to be calculated.

•	Portion A: It comprises the “non-manageable” costs of distributors, that is, costs whose amounts and changes are not under control of the Concessionaire.

•

Portion B: It comprises the “manageable” costs, which are the costs inherent to the distribution of energy and, accordingly, subject to the Concessionaire’s control or affected by its management practices. It also includes capital remuneration and a regulatory percentage of non-recoverable revenues.

Notes	Page | 13

F-1-13

The following table shows the items that comprise the required revenue:

Portion A	Portion B
Segment charges	Unrecoverable revenue
Global Reversion Reserve - RGR (a)
Fuel Consumption Account - CCC (b)	Operation and maintenance expenses (g)
Inspection Fee - TFSEE (c)	Personal
Alternative Electricity Sources Incentive Program - PROINFA (d)	Material
Research and Development, and Energy Efficiency Program (f)	Third part services
National Operator of Electric System (ONS)	General and other

Transmission charges	Capital expenses
Use of transmission facilities	Depreciation (h)
Use of connection facilities	Capital remuneration (i)
Use of distribution facilities
Energy transport from Itaipu

Purchase of electricity for resale
Long-term bilateral contracts and auctions
Initial Contracts

(a)	Global Reversal Reserve (RGR) - Amount monthly paid, equivalent to 2.5% p.a. of the investments made by the Concessionaire in assets linked to the rendering of electricity services, but limited to 3% of annual revenue. The main purpose is to provide funds for the reversal/takeover of electricity services, but it is not limited to this purpose.
(b)	Fuel Consumption Account (CCC) - Charge established to cover annual costs of thermoelectric generation, whose annual amount is set for each concessionaire according to its market and need to use thermoelectric plants.
(c)	Inspection Rate (TFSEE) - Amount intended to form ANEEL’s revenues to cover its operating and administrative expenses. It is annually determined and monthly paid.
(d)	Alternative Electricity Sources Incentive Program (PROINFA) - Amount to cover the costs of electricity produced by independent producers, by means of wind farms, small plants and biomass. Annually calculated by ANEEL and monthly paid by the Concessionaire.
(e)	Energy Development Account (CDE) - Amount intended to provide funds for the development and competitiveness of the states in the production of energy, as well as for the universalisation of electricity services. The amount is annually established by ANEEL.
(f)	Research & Development and Energy Efficiency Program - This refers to the investment of 1.00% of annual net operating revenues in the electricity segment, at a minimum of 0.75% in research and development and 0.25% in energy efficiency.
(g)	Operating and maintenance expenses - it refers to the portion of revenue intended to cover the direct costs of the services of electricity distribution.
(h)	Depreciation quotas - it refers to the portion of revenue required to form the funds intended to recoup the investments made.
(i)	Capital remuneration - it is the portion of revenue required to promote the return of the capital invested in the services of electricity distribution.

Notes	Page | 14

F-1-14

3. Non-concession Linked Activities

The Concessionaire has four forest nursery areas located in the municipalities of Alegrete, Candiota and Triunfo. The production of posts of certified wood is used in the construction and/or maintenance of the electricity network.

4. Preparation and presentation of financial statements

4.1. Basis of preparation and presentation of financial statements

a. Statement of compliance (with Brazilian accounting practices).

The financial statements have been prepared in accordance with Brazilian accounting practices and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), which comprise the Brazilian Corporate Legislation, technical pronouncements, interpretations and guidelines (collectively “CPCs”) issued by the Committee of Accounting Pronouncements (CPC) and approved by the Federal Association of Accountants (CFC) and by the Brazilian Securities and Exchange Commission (CVM).

Some additional information is also presented in explanatory notes and supplementary charts in compliance with instructions of SFEF/ANEEL Official Letter No. 4.097 of 30 December 2010.

The effects of the initial adoption of CPCs are detailed in note 6.

The Company is not presenting the Statement of Other Comprehensive Income for the years ended December 31, 2010 and 2009 because of the fact that no other comprehensive income occurred in addition to the net income for the years then ended.

b. Measurement basis

The financial statements were prepared based on the historic cost basis, except for financial instruments that are measured at fair value through income (losses), recognised in the balance sheet.

c. Functional and Presentation Currency

These financial statements are presented in Brazilian reais (R$) which is the company’s functional currency. All financial information was rounded to thousands of Brazilian reais, except when otherwise stated.

4.2. Use of estimates

The preparation of the financial statements in accordance with Brazilian accounting practices requires the Company’s management to make estimates with regard to the determination and recording certain assets, liabilities, revenues and expenses and the disclosure of information about its financial statements. Such estimates are based on the going concern principle and supported by the best information available on the filing date of the financial statements and on management’s experience. These estimates are reviewed when new information is available or when previous information on which they were based changes. These estimates may differ from actual results. The main estimates refer to the following:

•	Useful life of intangible assets;

•	Transactions and sale of electricity at the Electricity Sales Chamber - CCEE;

•	Allowance for doubtful accounts;

•	Contingent liabilities;

•	Retirement plans and post-employment benefits;

•	Current and deferred income and social contribution taxes;

•	Financial instruments stated at fair value;

•	Indemnifiable financial assets;

•	Revenue from supply and use of distribution network not billed.

Notes	Page | 15

F-1-15

5. Significant Accounting Practices

5.1. Financial assets and liabilities

a. Recognition and measurement

The Concessionaire recognises financial instruments in its financial statements when, and only when, it becomes a party to the contractual provisions of the instrument.

The Concessionaire derecognizes a financial asset when contractual rights to the asset cash flows expire, or when rights for receiving contractual cash flows related to a financial asset for a transaction are transferred.

b. Classification

The Concessionaire classifies financial assets and liabilities into the following categories:

1.	Measured at fair value through profit or loss are financial instruments held for trading. A financial asset is classified into this category when it is acquired mainly for short-term sales. Financial assets registered at fair value through income are measured at fair value, and changes on the value of such assets are recognised in profit (loss) for the year.

2.	Held-to-Maturity these are non-derivative financial assets whose payments are fixed or may be determined. Their maturity dates are defined and the Concessionaire intends and is able to hold them to maturity. Held-to-maturity investments are initially recognised at fair value plus all other transaction costs that are directly attributable. After their initial recognition, they are measured at amortised cost through the effective interest method, less any impairment losses.

3.	Loans and receivables are non-derivative financial assets whose payments are fixed and may be determined. They are not quoted in an active market. They are initially recognised at fair value plus all other transaction costs that are attributable. After their initial recognition, loans and receivables are measured at amortised cost through the effective interest method, less any impairment losses. Loans and receivables comprise client and other credit accounts, including receivables from concession agreements as indemnity at the end of the concession agreement.

4.	Available-for-sale - non-derivative financial assets that are designated in this category or that that are not classified in any of the categories above. After their initial recognition, they are measured at fair value, and changes other than changes for impairment losses and foreing currency differences on available-for-sale debt instruments are recognised under other comprehensive income (loss) and included in shareholders’ equity. When an investment is written-off, accumulated income (loss) in other comprehensive income (loss) is transferred to income (loss).

5.2. Accrual basis

The Concessionaire recognises revenues and expenses on the accrual basis.

5.3. Cash and cash equivalents

Cash includes cash funds and bank deposits available. Cash equivalents are short-term financial investments which have high liquidity, quickly converted into known amounts of cash and subject to immaterial risk of change in value. The same definition is used in the Statement of Cash Flows.

5.4 Financial Investments

Financial transactions and certificates of bank deposits falling due over 12 months, which are stated at cost or issue value and are updated according to legal or contractual provisions, are recognised under financial investments account.

Notes	Page | 16

F-1-16

5.5. Consumers, Concessionaires and Permit holders

These include electricity supply billed and unbilled to final consumers, network usage, services provided, default charger and network usage charges, as well as selling of electricity at the Electricity Sales Chamber – CCEE, according to information provided for by such Chamber.

5.6. Allowance for doubtful accounts

It is based on electricity-industry specific criteria concerning to the aging of invoices; it also applies a rigorous analysis on issues such as: existence of actual guarantees, customer default history, installment of debts in effect, debtors under bankrupt process or analysis of values under discussion in court. An allowance was accrued in an amount considered sufficient to cover possible losses on the realisation of credits with consumers, concessionaires and permit holders.

5.7. Impairment

a. Financial Assets

The Concessionaire annually checks for signs of impairment losses of its financial assets. When such signs are identified, the asset recoverable values are estimated and if they are lower than the carrying amount, the latter value for the financial asset is directly reduced by the impairment loss for all financial assets, except for the accounts receivable for which the carrying amount is reduced by the use of an allowance for doubtful accounts. Subsequent recoveries of previously written off amounts are credited against the allowance. Changes in the carrying values of the provision are recognized in the statement of operations. When a financial asset available-for-sale is not considered as recoverable, accumulated gains and losses which are recognized in other comprehensive income (loss) are transfered to the statement of operations.

b. Non-financial assets

The Concessionaire annually checks for signs of impairment losses of its non-financial assets. When such evidence is identified, the recoverable value for the assets is estimated, and if the carrying value is higher than the impairment value, an impairment loss is recognized to adjust the carrying value to the recoverable value. Such impairment losses shall be recognised in the statement of operations when identified.

The recoverable value of an asset or cash-generating unit is the higher of the value in use and net sales price. Whenever possible, net sales price is determined based on a binding sale agreement conducted on an arm’s length basis between the parties, adjusted by expenses attributable to the asset sale. If there is no such binding agreement, it should be based on the market price defined in an active market, or in the most recent transaction price with similar assets.

5.8. Discount to present value

Long-term assets and liabilities, as well short-term ones when impacts of the discounts are deemed relevant, are discounted to the present value. The main effects calculated are in the captions “Consumers”. The discount rates used reflect the rates used for risks and deadlines similar to those used by the market.

5.9. Inventories (including intangible assets in progress)

Materials in stock classified in current assets (maintenance and administrative materials) and those for construction and renovation services rendering classified in intangible assets in progress (warehouse at the work site) are recognised at average acquisition cost, less recoverable taxes and estimated loss for adjust it to net realisable value when the latter is lower than its acquisition cost. The Concessionaire periodically checks its stock items for obsolescence or possible impairment. All amounts related to reduction of inventories to its net realisable value, as well as all inventory losses, are recognised as expenses for the period in which they occurred.

Notes	Page | 17

F-1-17

5.10. Government grants and aid

Government grants must be recognised in the income statement in the period, against the expenses intended to be offset systematically. The amounts recognised in income statement are transferred to the Tax Incentive Reserve as determined by the Brazilian corporate law. The Compensation Account (CRC) is currently included in the Concessionaire’s financial statements, pursuant to Law No. 8.631/93.

5.11. Assets and rights for sale

Assets and rights for sale are classified as held for sale if their carrying amounts will be recovered basically through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is probable and the non-current asset is available for immediate sale in its present condition. Non-current assets classified as held for sale are measured at the lower of carrying value previously registered and fair value less costs to sell.

5.12. Biological assets

Biological assets are measured at fair value less cost to sell. Changes in fair value are recognised in the income (loss) for the year in which they occurred. Standing timber, which is used for the construction and renovation services rendering included in the Concession Agreement, is transferred to the construction cost at its fair value less cost to sell at the date it is cut.

5.13. Investments

These include investment properties which represent assets not used for concession purposes, held for value appreciation or rental income generation.

5.14. Service concession agreements

Concession agreements are recognised as intangible assets and financial assets. The intangible asset value for these agreements represents the value for the construction and renovation services to be received with the collection from consumers through electricity usage fee. The cost for those services comprises acquisition price of material and services (plus non-recoverable taxes on purchase, after commercial and other discounts are deducted) and all other directly attributable costs in order to make the infrastructure available for the concession at the necessary place and condition so it can work as determined in the Concession Agreement. Financial assets refer to the value of construction and renovation services rendered as included in the concession agreement and that shall be received through an indemnity at the end of the concession, given that this is considered an unconditional right to receive cash or any financial asset directly from the concession authority, independently of usage,, resulting from the application of the Technical Interpretation ICPC 01 – Concession Agreements and of Technical Guidance OCPC 05 – Concession Agreements. It is recognised at non-amortised residual value of individual assets at the end of the concession, and the amount is only changed by means of additions, write-offs and transfers, during the concession period.

Notes	Page | 18

F-1-18

The amortisation of intangible assets from concession agreements is calculated with the regulatory depreciation rate of individual assets. Amortisation is recognised in the accounts Operating Costs and Operating Expenses. Regulatory depreciation rates of the main concession assets and services are as follows:

Depreciation rates of the most relevant items of non-current assets	Annual rate (*)
Conductor (Voltage => 69kV)	2.50%
Conductor (Voltage <69kV)	5.00%
Building	4.00%
General equipment	10.00%
Structure (Pole, Tower) (Voltage => 69kV)	2.50%
Structure (Pole, Tower) (Voltage <69kV)	5.00%
Electricity meters	4.00%
Distribution transformer	5.00%
Power transformer	2.50%
Vehicles	20.00%

(*)	ANEEL Regulatory Resolution 367/2009

5.15. Property, plant and equipment

Assets recorded in Property, plant and equipment include Management’s assets and shall be kept at historic cost.

Items of property, plant and equipment are measured at historic acquisition or construction cost, less accumulated depreciation and impairment. Cost includes expenses directly attributable to the acquisition of an asset. The cost of assets built by the Company includes materials and direct labour, as well as any costs directly related to the location of the asset at the place and the conditions necessary to enable it to operate as intended by management, and costs for dismantling and removal from the construction site and borrowing costs.

Replacement cost for a component of property, plant and equipment is recognised at the carrying amount of such component if it is possible that economic benefits incorporated to the component will flow to the Concessionaire and that its cost may be reliably measured. A component’s carrying amount that is replaced by another is then written off. Maintenance costs arising from the daily routine of property, plant and equipment are recognised on the statement of operations as they are incurred.

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less residual value. Depreciation is recognised in the statement of operations on a straight-line basis over the estimated useful lives estimated by the Regulatory Agency of each part of an item of property, plant and equipment, given that this is the method that more closely reflects the consumption pattern of future economic benefits inherent in assets.

5.16. Intangible assets

They include the right for charging their service customers for the construction and improvement performed on the infrastructure for the concession of electricity distribution. Amortisation reflects the regulatory depreciation rates that are applied to individual assets, which is how the Concessionaire recovers such investments, that is, through the electricity usage fee, and it is recognised under operation costs and operating expenses.

Other intangible assets acquired with finite useful lives are stated at cost, less accumulated amortisation. They basically include software and licensing rights.

5.17. Obligations linked to public utility concessions of electricity service

They represent amounts pertaining to the federal government, states, municipalities and consumers, as well as donations not conditioned to return in favour of the donor, and subventions intended for investments in the public electricity service, and in distribution activities, that will be waived at the end of the concession. Such obligations are recorded in a specific group of non-current liabilities and are presented as a deduction from Financial Assets and Intangible Assets of the concession, due to their addition of funds for the specific purpose of financing infrastructure works for the concession.

Notes	Page | 19

F-1-19

5.18. Lease

Segregated between operating leases and finance leases. When the lease is classified as a finance lease, that is, its risks and benefits are transferred, it is recorded as an asset and initially measured at fair value or present value of minimum lease payments, whichever is lower, and depreciated normally. The underlying liability is amortised using the effective interest rate.

5.19. Fair value:

a. Loans, receivables and other credits: Value estimated based on present value of future cash flows, discounted at the market rate for interest calculated as of the presentation date. The Concessionaire considers that, as of the transition date, carrying amounts of receivables from service concession agreements represent the better estimate of its fair value. Such fair value is determined for disclosure purposes.

b. Biological assets: (standing timber) value based on the market price for recoverable timber amounts estimated. Price for biological assets, which are expressed in Brazilian reais per square meter (R$/m²), are obtained through a market price survey disclosed by specialized companies, besides the quotation of prices from active market of similar items.

c. Intangible assets received as compensation for the rendering of construction services in a service concession agreement: estimated through reference to fair value of construction services rendered. The Company has recognized no profit margin on such revenues because the (i) concession model is not designed to generate profits from the infrastructure construction, but from the service rendering; (ii) the way the Company manages the constructions is highly based on outsourced services and; (iii) there are no forecasted margins on these operations in the Company’s business plans. Management so believes that any gains on these operations are irrelevant and, accordingly, no amounts in addition to the effective costs have been considered as a part of revenues. Therefore, construction revenues and costs are presented in the statements of income in the same amounts.

d. Property, plant and equipment: based on market approach and cost approach through market prices quoted for similar items, when available, and replacement cost when appropriate. Fair values for property plant and equipment related to the generation infrastructure linked to a concession are limited to those recovery values allowed by the Regulatory Agency.

e. Other financial assets and liabilities: fair value of financial assets and liabilities measured at fair value through income (loss), held-to-maturity investments and financial assets available for sale is calculated through reference to closing prices calculated at the reporting date. Fair value of held-to-maturity investments is calculated only for disclosure purposes.

5.20. Loans and financing and other fundings

These are remeasured based on the monetary variation and/or exchange rate gains (losses), interest, and finance charges established in each agreement incurred up to the balance sheet date. Transaction costs are deducted from the corresponding loans/financing. Except for the portion allocated to the cost of intangible assets in progress, these adjustments are allocated to income (loss) as financial expenses.

5.21. Provisions for labour, civil and tax contingencies

Provisions are recognised when the Concessionaire has a current legal or informal liability resulting from a past event, whose amount can be reliably estimated and an outflow of funds is probable. The amount recognised as a provision is management’s and legal counsellors’ best estimate of the expenditure required to settle the obligation at the reporting date, based on the legal counsellors’ reports on lawsuits. When the provision involves a large population, the liability is estimated considering all the possible outcomes according to its related probabilities. For a single liability, measurement is based on the most probable outcome.

Notes	Page | 20

F-1-20

5.22. Other assets and liabilities

Other current and non-current assets and liabilities are subject to monetary or exchange rate gains (losses) under legislation or contractual clauses, and are adjusted according to indices established in the respective instruments to reflect their remeasured values at the balance sheet date. All others are presented at their incurred values at the formation date, and assets are reduced of provision for losses and/or adjustment to present value, when applicable.

5.23. Income and social contribution taxes

Current income tax is calculated and accounted for at the rate of 15% of taxable income, plus a 10% surtax. Social contribution tax is calculated and recorded on income adjusted before Income tax, according to tax legislation in effect.

Deferred taxes are based on temporary differences. Deferred assets and liabilities are accounted for under non-current assets and liabilities. Deferred taxes are realised based on the expected rates applicable in the period that the asset will be realised or the liability settled. Such assets and liabilities are not discounted to present value. Income and social contribution tax losses can be offset annually taking into account the limit of up to 30% of the taxable income for the year.

The Concessionaire is under the regulations of the Temporary Tax Scheme - RTT, which prescribes the tax neutrality in the calculation of federal taxes, eliminating the effects of applying new accounting methods and criteria introduced by the amendments in the Law 6.404/76. The regime was optional for 2008-2009, and became mandatory for 2010, according to the Law 11.941/09.

5.24. Post-employment benefits

Future liabilities, which are estimated based on an actuarial evaluation prepared on a yearly basis by an independent actuary, are registered for covering expenses with pension plan, supplementary encouraged retirement, former public employees and contributions to employees’ pension fund. Prior service cost for the defined contribution plan, which was implemented in October 2002, is now recognised in the statement of operations on the service remaining period for employees, according to item 96 from CPC 33, approved by CVM Resolution No. 600 of 9 October 2009.

5.25. Recording of electricity purchases and sales at CCEE

The purchases (cost of energy purchased) and the sales (supply revenue) are recorded on the accrual basis in accordance with information disclosed by CCEE, the entity responsible for the determination of energy purchase and sale operations. In the months in which this information is not provided on a timely basis by the CCEE, the amounts are estimated by the Concessionaire’s management, based on certain parameters available in the market.

5.26. Information on quantity of shares and earnings/loss per share

Earnings per share shall be calculated dividing net income or loss for the year (numerator) by the weighted average number of common shares held by shareholders, less those held in treasury (denominator).

5.27. Results of operations

Revenues and expenses are recorded on the accrual basis for each year presented. Electricity is billed to all consumers monthly according to the consumption metering schedule. Unbilled revenue, relating to the period from the date of the last metering to the month’s closing, is estimated and recognised as revenue in the month the energy was consumed.

Interest revenues and expenses are recognized according to the effective interest rate as financial revenues/expenses.

Notes	Page | 21

F-1-21

5.28. Revenue recognition

a. Supply revenue

Recognition of such revenue is made using the monthly billing, according to the measured amounts of supplied energy and approved prices, considering the respective taxes included in the calculation of the fee value.

b. Unbilled revenue

It refers to the unbilled supply of electricity and use of the distribution network values, calculated based on the estimates and related to the period after the monthly measurement and up to the month’s last day.

c. Construction revenue

The Concessionaire recognises the construction revenue related to the construction and renovation services included in the concession agreement to the extent the works performed are being concluded. Such conclusion is evaluated by making reference to the survey of works concluded. When it is not possible to reliably measure the conclusion, evaluation considers the limits of recognised costs with the condition that incurred costs can be recovered.

d. Recognition of revenue adjustments according to Technical Note of Rate Adjustment or Revision

The percentage to be applied on the distribution company’s rate is determined on an annual basis through a Technical note of Rate Adjustment or Revision for the Distribution Company. Changed financial items and CVA items are detailed in such note. The Concessionaire recognises these revenue adjustments at the moment the Technical Note is approved, and it also amortise such balances within twelve (12) months.

5.29. Related-party transactions

Related-party transactions are under specific rules for each type of transaction, and conditions and deadlines under which they are performed are agreed between the parties. Details for these operations are described in note 46.

5.30. Segment reporting

Information on operational segments details the activities of businesses that can earn income and incur expenses, including income and expenses related to transactions with other components of the same entity, whose operational results are regularly revised by chief the operate decision maker of the Concessionaire.

Distribution and Sales are not considered by the Concessionaire Management to be separate segments, given that there is no separate management and one depends on the other to operate.

5.31. Environmental issues

The Concessionaire capitalizes costs related to environmental demands identified with studies of environmental impact, required by the relevant public bodies to obtain licenses allowing the construction and installation of new ventures, besides those relating to compensation to be made to run the project in order to remedy, mitigate or prevent damage to the environment where the undertaking shall take place.

Expenses related to environmental issues incurred after the venture started to operate are registered as expenses for the year they have occurred.

Projects for construction and installation of new ventures are identified and monitored by the environmental bodies responsible for regulation and investigation, such as the Brazilian Environment Institute - IBAMA, the State Foundation for Environmental Protection - FEPAM, Municipal Secretary of Environment - SEMA, and NGOs.

Notes	Page | 22

F-1-22

5.32. New standards and interpretations not yet adopted

Various IFRS standards, amendments to standards and interpretations issued by IASB have not yet come into effect for the year ended 31 December 2010. As follows:

•	Amendment to IAS 12 – Income taxes (CPC 32): Recovery of assets measured at fair value. Applicable as from 01/01/2012.

•	IFRS 9 - Financial Instruments: Classification of financial assets and accounting of financial liabilities stated at fair value through income (loss). Applicable as from 01/01/2013.

•

Regulatory Assets and Liabilities – the pronouncement which deals with regulatory assets and liabilities is under discussion and approval process at the IASB. The regulated entities must comply with the IFRS requirements as well as any other entity, so while regulators can determine the time for recovery of costs or for payment of refunds on fees, they cannot change the characteristics of assets and liabilities that would exist under IFRS.

CPC has not yet issued pronouncements equivalent to the IFRS referred to above. The earlier adoption of these pronouncements depends on their prior approval by CVM. The Concessionaire has not estimated the impact of these new standards on its financial statements.

6. First adoption of CPCs – in compliance with IFRS

Some reclassifications and corrections were made for the better presentation of the financial statements for comparative purposes, according to CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors.

6.1. Standards and interpretations applied to the Financial Statements

The Concessionaire adopted the following standards issued by CPC during the year ended 31 December 2010, including for the comparative period of 31 December 2009 and in the opening balance sheet as of 1 January 2009. Application of such standards (‘new standards’) affected amounts presented in the individual Financial statements of the Concessionaire, as shown below:

6.1.1. Standards and interpretations applied to the current year balances (and/or prior years)

Pronouncement	International standard	CVM Decision	Summary
	—	539/08	Framework
CPC 01(R1)	IAS 36	639/10	Impairment
CPC 07 (R1)	IAS 20	546/10	Government Grants and Aid
CPC 08 (R1)	IAS 39	649/10	Transaction Costs and Premiums on the Issue of Securities
CPC 12	—	564/08	Discount to present value
CPC 13	—	565/08	First-time adoption of Law No. 11.638/07 and of Executive Act No. 449/08
CPC 17	IAS 11	576/09	Construction contracts
CPC 29	IAS 41	596/09	Biological assets and agriculture products
CPC 30	IAS 18	597/09	Revenue
CPC 37 (R1)	IFRS 1	647/10	First-time adoption of IFRS
CPC 43 (R1)	IFRS 1	651/10	First-time adoption of CPC Technical Pronouncements 15 to 40

6.1.2. Standards and interpretations affecting presentation and disclosure

Pronouncement	International standard	CVM Decision	Summary
CPC 03 (R2)	IAS 7	641/10	Statement of cash flows
CPC 09	—	557/08	Statement of value added
CPC 23	IAS 8	592/09	Accounting policies, changes in accounting estimates and errors
CPC 26	IAS 1	595/09	Presentation of financial statements
CPC 33	IAS 19	600/09	Employee benefits
CPC 39	IAS 32	604/09	Financial instruments: presentation
CPC 41	IAS 33	636/10	Earnings per share
ICPC 01	IFRIC 12	611/09	Concession agreements
ICPC 09	—	618/09	Individual, separated, and consolidated financial statements and application of equity method
OCPC 03	IAS 32 E IAS 39	Official Letter CVM/SNC/SEP nº 03/2009	Financial instruments: presentation, recognition and measurement
OCPC 05	IFRIC 12	654/10	Concession agreements

Notes	Page | 23

F-1-23

6.2. ICPC 01 – Concession Agreements (IFRIC 12)

On 22 December 2009, CVM Decision no. 611/09 was approved, dealing with ICPC 01 – Concession Agreements.

ICPC 01 discusses concession agreements of public services to private entities whereby

a) the concession authority has control over the services the concessionaire shall provide using the infrastructure, to whom the services shall be provided and the price of those services; and

b) the concession authority has control, by means of ownership, usufruct or other form, over any significant residual participation in the infrastructure by the end of the concession period.

The infrastructure of the concession shall not be recognized as property, plant and equipment when controlled by the concession authority, given that the concessionaire has the right to operate the infrastructure according to the conditions set forth in the concession agreement, which usually comprise: building, operation and maintenance of the infrastructure during a certain period and then the return to the concession authority by the end of the agreement.

Accordingly, the concessionaire shall record and measure the revenue from services provided according to Technical Pronouncements CPC 17 – Construction Agreements and CPC 30 – Revenues. In case the concessionaire provides more than one service (e.g. construction or improvement services and operation services) ruled by a single agreement, the compensation received or receivable shall be appropriated based on the fair value of the services provided, if the amounts are separately identified. The nature of the compensation determines its accounting treatment.

6.3. Impact of the adoption of CPCs

The transition date adopted by the Concessionaire was 1 January 2009 (Opening Balance). Accordingly, the financial statements for the year ended 31 December 2008 were the last ones issued under the previous accounting practices. We present below a reconciliation of the financial statements and the adjustments required by the first-time adoption of CPCs, in compliance with IFRS, and in accordance with CPC 37 (R1) on the first-time adoption of the international financial reporting standards.

Notes	Page | 24

F-1-24

6.4. Reconciliation of the balance sheet as of 1/1/2009 and 31/12/2009

BALANCE SHEET	Note	31/12/2008	IFRS impacts and reclassifications	01/01/2009	31/12/2009	IFRS impacts and reclassifications	31/12/2009
CURRENT ASSETS		473,805	(30,194)	443,611	506,327	(13,493)	492,834

Cash and cash equivalents	(a)	39,880	(2,008)	37,872	113,145	(2,008)	111,137
Consumers, concessionaires and permit holders	(b)	332,885	37,769	370,654	336,057	52,901	388,958
Securities receivable	(b)	37,772	(37,769)	3	53,321	(52,901)	420
Recoverable costs	(c)	—	43,755	43,755	—	43,327	43,327
Other receivables	(a)	65,351	—	65,351	48,163	3,260	51,423
Prepayments	(c)	78,898	(71,941)	6,957	58,072	(58,072)	—
Other assets	—	(80,981)	—	(80,981)	(102,431)	—	(102,431)
NON-CURRENT ASSETS
Long-term assets
Financial investments	(a/h)	23,598	2,008	25,606	20,715	5,035	25,750
Indemnifiable financial asset	(d)	—	406,749	406,749	—	470,973	470,973
Other receivables	(a/h)	5,300	13,207	18,507	2,079,822	10,180	2,090,002
Prepayments	(e)	13,207	(13,207)	—	13,207	(13,207)	—
Other assets	—	404,247	—	404,247	404,924	—	404,924
Biological Assets	(f)	—	12,617	12,617	—	13,841	13,841
Investments	(d)	26,051	(5,731)	20,320	26,964	(7,392)	19,572
Property, plant and equipment	(d)	912,027	(850,040)	61,987	969,035	(907,787)	61,248
Intangible assets	(d)	11,424	419,930	431,354	11,944	436,814	448,758

		1,395,854	(14,467)	1,381,387	3,526,611	8,457	3,535,068

TOTAL		1,869,659	(44,661)	1,824,998	4,032,938	-5,036	4,027,902

CURRENT LIABILITIES		753,720	(14,617)	739,103	723,637	17,645	741,282

Suppliers	(g)	179,843	24,548	204,391	142,335	10,100	152,435
Loans, financing and other funding	(i)	80,049	—	80,049	106,053	(218)	105,835
Negative variation of items from CVA - Regulatory Liabilities	(c)	47,683	(47,683)	—	47,305	(47,305)	—
Research and Development, and Energy Efficiency Program	(b)	56,266	(42)	56,224	30,863	40,590	71,453
Reimbursements to customers	(c)	—	33,108	33,108	—	24,578	24,578
Remaining liabilities	(g)	55,105	(24,548)	30,557	62,998	(10,100)	52,898
Other liabilities	—	334,774	—	334,774	334,083	—	334,083

NON-CURRENT LIABILITIES		1,091,069	(23,319)	1,067,750	1,372,099	(43,138)	1,328,961

Loans, financing and other funding	(i)	120,409	—	120,409	357,679	(2,548)	355,131
Research and Development, and Energy Efficiency Program	(b)	17,438	42	17,480	52,516	(40,590)	11,926
Obligations related to the electricity public service	(b/d)	23,361	(23,361)	—	—	—	—
Other liabilities	—	929,861	—	929,861	961,904	—	961,904

SHAREHOLDERS’ EQUITY		24,870	(6,725)	18,145	1,937,202	20,457	1,957,659

Capital stock	—	23,703	—	23,703	23,703	—	23,703
Tax incentives’ reserve	—	—	—	—	1,905,718	20,457	1,926,175
Income reserve	—	1,167	—	1,167	7,781	—	7,781
Accumulated losses	(c/f)	—	(6,725)	(6,725)	—	—	—

TOTAL		1,869,659	(44,661)	1,824,998	4,032,938	(5,036)	4,027,902

a.	The amount of R$2,000 refers to the principal of CCEE – SIAC/BANRISUL reclassified from Current to Non-current Assets and considered as of restrict use. The amount of R$8, a balance in a bank account held at Bradesco and blocked by court decision, was reclassified to Non-current due to impossibility of immediate withdrawal. The amount of R$3,000 as of 31/12/2009 refers to the reclassification of the collateral amount of the loan taken from Banco Máxima restated up to end of 2010 in the amount of R$260.
b.	Refers to reclassifications made according to instructions of the Regulatory Agency.
c.	Recoverable costs and reimbursements to customers were adjusted to reflect the amounts currently approved by the National Agency Electrical Energy (ANEEL).
d.	As mentioned in item 5.14, assets linked to the concession were reclassified from property, plant and equipment to intangible assets, in the amount of R$419,930 as of 01/01/2009 (R$436,814 as of 31/12/2009), and to financial assets - concession assets, in the amount of R$406,749 as of 01/01/2009 (R$470,973 as of 31/12/2009).
e.	The amount of R$13,207 was reclassified from Prepayments to Other Receivables in Non-current assets.
f.	Refers to the recognition of forest nursery areas at their fair value and its reclassification to the caption Biological Assets, in the amount of R$2,617 as of 01/01/2009 (R$13,841 as of 31/12/2009), with impacts on Shareholders’ Equity amounting to R$6,886 as of 01/01/2009 (R$9,709 as of 31/12/2009).

Notes	Page | 25

F-1-25

g.	This reclassification refers to Short-term Energy – CCEE transferred from Other Liabilities to Trade Accounts Payable, amounting to R$24,548 as of 01/01/2009 and R$10,100 as of 31/12/2009.
h.	Reclassification of the caption Other Receivables, amounting to R$27, as of 31/12/2009, to financial investments.
i.	The balance as of 2009 changed due to the adoption of CPC 08; the effect of the cost of transaction of Banco Máxima were adjustments in Current Liabilities amounting to R$218 and in Non-current Liabilities amounting to R$2,548 as of 31/12/2009.

6.5. Reconciliation of the statement of operations as of 31/12/ 2009

STATEMENT OF INCOME	Note	31/12/2009	IFRS impacts and reclassifications	31/12/2009
Operating revenue		2,475,175	144,496	2,619,671

Supply	(a)	1,012,833	(29,513)	983,320
Construction revenue	(b)	—	149,841	149,841
Other operating revenue	(a)	37,186	24,168	61,354
Other revenue	—	1,425,156	—	1,425,156

Deductions from operating revenue		(818,924)	(99)	(819,023)

CCC subventions	(a)	(64,877)	6,023	(58,854)
Energy development account - CDE	(a)	(62,225)	(6,122)	(68,347)
Other deductions	—	(691,822)	—	(691,822)

Electricity Service Cost		(1,430,658)	(131,018)	(1,561,676)

Electricity purchased for resale	(a)	(863,056)	14,860	(848,196)
Systems Usage Charges	(a)	(214,424)	5,136	(209,288)
Depreciation and amortization	(b)	(74,369)	66,495	(7,874)
Amortization of concession’s intangible assets	(b)	—	(67,668)	(67,668)
Construction Cost	(b)	—	(149,841)	(149,841)
Other Operating Costs	—	(278,809)	—	(278,809)

Operating expenses		(411,795)	10,369	(401,426)

Other operating expenses	(a) e (c)	(315,536)	10,369	(305,167)
Remaining operating expenses	—	(96,259)	—	(96,259)

Other revenue		2,081,882	2,823	2,084,705

Compensation Account - CRC	—	2,064,645	—	2,064,645
Other revenue	(d)	17,237	2,823	20,060

Other expenses		(13,242)	1,173	(12,069)

Other expenses	(b)	(13,242)	1,173	(12,069)

Financial revenue/ expense	(a)	23,280	(562)	22,718

Net income for the year		1,905,718	27,182	1,932,900

a.	Recoverable costs and reimbursements to customers were adjusted to reflect the amounts currently approved by the National Agency Electrical Energy (ANEEL).
b.	The amount of R$149,841 relates to the construction revenue to be recognized in accordance to the concession model, which provides that the residual of the investments in infrastructure will be subject of indemnity by the public authority by the end of the concession agreement. The Company has recognized no profit margin on such revenues because the (i) concession model is not designed to generate profits from the infrastructure construction, but from the service rendering; (ii) the way the Company manages the constructions is highly based on outsourced services and; (iii) there are no forecasted margins on these operations in the Company’s business plans. Management so believes that any gains on these operations are irrelevant and, accordingly, no amounts in addition to the effective costs have been considered as a part of revenues. Therefore, construction revenues and costs are presented in the statements of income in the same amounts.
c.	The recognition of the cost of transaction of Banco Máxima caused a reduction in other operating expenses in the amount of R$2,766.

Notes	Page | 26

F-1-26

d.	The recognition of the fair value of forest nursery areas led to an increase of R$2,823 in other revenues.

The effects of the adjustments described in notes 6.4 and 6.5 were reclassified in the Statements of Cash Flows and Statements of Value Added for comparison purposes in 2009.

6.6. Reconciliation of shareholders’ equity as of 1 January 2009 and 31 December 2009

	Note	01/01/2009	31/12/2009
Shareholders’ equity - originally disclosed		24,870	1,937,202

Derecognition of regulatory assets and liabilities	(a)	(13,611)	7,982
Transaction costs - Banco Máxima - CPC 08	(b)	—	2,766
Biological assets	(c)	6,886	9,709

		(6,725)	20,457

		18,145	1,957,659

a.	Adjustment relating to the derecognition of net regulatory assets (liabilities) led to an increase in shareholders’ equity of R$7,982 as of 31 December 2009 (decrease of R$13,611 as of 1 January 2009).
b.	Recognition of transaction costs for Banco Máxima led to an increase in shareholders’ equity of R$2,766 as of 31 December 2009.
c.	Recognition of fair value of forest nursery areas led to an increase in shareholders’ equity of R$9,709 (R$6,886 as of 1 January 2009).

6.7. Adopted Exemptions

When preparing its financial statements as at the transition date, the Concessionaire adopted CPC 43 – First-time adoption of CPCs 15 to 40 (except CPC 34), and it also applied optional exemptions of retrospective application related to the new accounting procedures, as follows:

•

Exemption related to the classification of financial instruments according to CPC 38. The Concessionaire did not perform retrospective analysis to the original date of financial instrument contracting which were in effect as at the transition date. All instruments contracted after the transition date were analysed and classified at the operations realisation date.

•

Exemption relating to the retroactive application of ICPC 01: The Concessionaire considered it impracticable to retrospectively apply the standard to the assets forming the infrastructure used in the public service concession of electricity distribution regulated by the Concession Agreement No. 081/1999, and adopted in the transition the previous book values of financial assets and intangible assets, regardless of their classifications, then reclassifying them to: (a) intangible assets, corresponding to the estimated share of the investments made and which shall be amortised up to the end of the concession, and (b) financial asset for indemnity, corresponding to the unconditional contractual right of receiving cash or other financial asset from the concession authority due to the construction services performed and not amortised up to the end of the concession.

There are no accounting pronouncements related to mandatory exemptions applicable to the Concessionaire.

Notes	Page | 27

F-1-27

7. Cash and cash equivalents and financial investments

Balance breakdown is as follows:

Description / Bank	Note	Maturity	Remuneration	31/12/2010	31/12/2009	01/01/2009
Current
Cash and bank deposits	a			24,100	26,602	32,884

SIAC / BANRISUL	b	Daily	SELIC OVER	12,098	84,535	4,988

Interest-bearing bank deposits				12,098	84,535	4,988

Total cash and cash equivalents				36,198	111,137	37,872

Non-current
SIAC Especial / BANRISUL	c	Daily	SELIC	2,148	18,936	22,161
CEEE - SIAC BANRISUL	d	Daily	SELIC	2,435	3,779	3,437
CEEE BRADESCO	e			9	8	8
Transfer of collection of electricity account	f			27	27	—
Withholding - Banco Máxima	g			3,292	3,000	—

Total Interest-bearing bank deposits restructed				7,911	25,750	25,606

a) Cash and cash equivalents

The amount of R$24,100 (R$26,602 as of 31 December 2009 and R$32,884 as of 1 January 2009) refers to funds deposited in banks.

b) SIAC/BANRISUL

The amount of R$12,098 (R$84,535 as of 31 December 2009 and R$4,988 as of 1 January 2009) refers to the amount applied in the Cash Management Integrated System - SIAC/BANRISUL established by State Decree No. 33.959 of 31 May 1991. These values were transferred to SIAC in accordance with an agreement signed between the Concessionaire and the State of Rio Grande do Sul as of 10 October 2008, entitled “Agreement of Temporary Transfer of Monetary Resources Available”. The balance invested is remunerated at the SELIC OVER rate variation, with high liquidity.

c) SIAC Especial/BANRISUL

The amount of R$2,148 (R$18,936 as of 31 December 2009 and R$22,161 as of 1 January 2009) refers to remuneration on the principal already redeemed and applied in the Cash Management Integrated System - SIAC/BANRISUL, established by State Decree No. 33.959 as of 31 May 1991. This balance remains applied, and its remuneration is based on the SELIC rate variation, with no immediate liquidity, since it depends on budget allocation by the State of Rio Grande do Sul.

d) CEEE - SIAC/BANRISUL

The amount of R$2,435 (R$3,779 as of 31 December 2009 and R$3,437 as of 1 January 2009) refers to the principal and to the remuneration of values invested in CEEE - SIAC/BANRISUL, which are applied to the compliance with clause from the Guarantee Constitution Agreement – CCGs when CEEE-D is purchasing electricity.

Notes	Page | 28

F-1-28

e) CEEE BRADESCO

The amount of R$9 (R$8 as at 31 December 2009 and R$8 as of 1 January 2009) refers to values blocked in court, which compose the balance of two investment fund accounts remunerated by the CDI rate at Banco Bradesco.

f) Transfer of collections from Electricity bills

The amount of R$27 (R$27 as of 31 December 2009) is under discussion with Banco Citibank S/A and it is related to the collection of electricity bills that were not transferred to CEEE-D.

g) Retention – Banco Máxima

The amount of R$3,292 (R$3,000 as of 31 December 2009) is related to the assurance of the faithful and timely fulfilment of obligations related to loans from Banco Máxima, whose value is due in 4 January 2016.

8. Consumers, Concessionaires and Permit holders

Balance breakdown is as follows:

	Falling due	Overdue up to 90 days	Overdue more than 90 days	31/12/2010	31/12/2009	01/01/2009
Current
Consumers	147,363	78,191	122,686	348,240	335,960	328,954
Concessionaires and permit holders	189	—	—	189	96	3,567
Instalment payments	25,382	1,104	19,105	45,591	52,901	37,769
Short-term energy - CCEE	3,945	—	—	3,945	1	364

Total current	176,879	79,295	141,791	397,965	388,958	370,654

Instalment payments	109,606	—	21,947	131,553	128,484	129,170

Total non-current	109,606	—	21,947	131,553	128,484	129,170

Total	286,485	79,295	163,738	529,518	517,442	499,824

a) Consumers

	Falling due	Overdue up to 90 days	Overdue more than 90 days	31/12/2010	31/12/2009	01/01/2009
Residential	71,572	32,589	29,873	134,034	138,425	126,598
Industrial	24,887	13,332	17,597	55,816	51,805	45,967
Trade, service and other activities	45,441	15,787	12,794	74,022	73,156	70,158
Rural	7,306	7,001	86	14,393	14,949	18,093
Government	(3,027)	9,094	48,993	55,060	22,358	29,932
Public lighting	(3,356)	275	13,276	10,195	30,509	33,890
Public service	4,540	113	67	4,720	4,758	4,316

Total	147,363	78,191	122,686	348,240	335,960	328,954

Total 31/12/2009	159,159	75,318	101,483		335,960

b) Concessionaires and Permit holders
	Falling due	Overdue up to 90 days	Overdue more than 90 days	31/12/2010	31/12/2009	01/01/2009
Eletrecity supply	104	—	—	104	33	35
Network usage charges	69	—	—	69	56	48
Irrigation and aquaculture	—	—	—	—	—	2,789
Reduction in transmission system usage fee	—	—	—	—	—	695
Permit holders	16	—	—	16	7	—

Total	189	—	—	189	96	3,567

Total 31/12/2009	96	—	—		96

Notes	Page | 29

F-1-29

c) Installment payments

Balance breakdown is as follows:

	Note	31/12/2010	31/12/2009	01/01/2009
Municipal Governments	c1	18,069	17,732	19,278
Sundry consumers	c2	10,526	9,059	7,746
State Government - Energy debts	c3	—	13,778	—
Industrial consumers	c5	5,421	4,761	3,771
Sundry installment payments	c6	11,575	7,571	6,974

Total current		45,591	52,901	37,769

Municipal Governments	c1	69,757	74,932	66,823
Sundry consumers	c2	13,250	15,189	11,965
State Government - Energy debts	c3	4,768	4,768	24,546
State Government - FAMURS	c4	17,178	17,178	13,363
Industrial consumers	c5	9,826	9,221	9,423
Sundry installment payments	c6	16,774	7,196	3,050

Total non-current		131,553	128,484	129,170

Total		177,144	181,385	166,939

c.1) Installment with City Governments

It refers to installment of debts made with city governments, which are indexed to the IGP-M, with interest at 1% per month. Such agreements have a clause that include discount for governments not in default.

The Concessionaire recognised an allowance for losses considering the likelihood of compensation for such installments.

c.2) Installment with sundry consumers

It refers mainly to installments of debts with rice growers, hospitals and general consumers for those negotiations demanding different calculations, due to both debt and client profile. Charging of some of those agreements are being discussed in court.

The Concessionaire recognised an allowance for losses considering the likelihood of compensation for such installments.

c.3) Installment with State Government – Electricity debts

During the negotiations on the agreement signed between CEEE-D and the State of Rio Grande do Sul for the settlement of debts overdue from electricity bills, the State Government considered the possibility of paid values being included in the debt amount, because of how their payments were made. For this reason, the Concessionaire decided to maintain the original amount recorded as R$49,885 and its classification under long-term assets.

In July 2007, CEEE-D formed a Work Team with the purpose of reviewing the agreement that was signed in 2002. That team concluded that a large portion of the Government’s debt was related to fines and fees for the electricity industry, which amounted to R$25,339. The State Government decided not to consider such amounts as electricity debt. This value was recognised in 2007, and the amount of R$24,546 remained as receivable.

Notes	Page | 30

F-1-30

As of 15 August 2009, ANNEL approved the agreement entered into by CEEE - D and the State of Rio Grande do Sul in the amount of R$19,778 that shall be settled through tax offset during 12 months, as below:

Date of event	History	Amount
Dec/2002	Original balance receivable	49,885
Dec/2007	Discount of interest and fines not recognizes by de Government	-25,339

	Balance receivable	24,546

	Compensations with ICMS payable	-19,778

	Balance receivable	4,768

NON CURRENT		4,768

c.4) Installment with State Government – FAMURS

It refers to installment of debts with city governments, which were agreed in 1997 by State Law no. 11.018 of 23 September 1997 with intermediation of FAMURS – Union of City Associations for the State of Rio Grande so Sul and assumed by the State of Rio Grande do Sul, with the guarantee that ICMS tax would be transferred to the respective cities.

The amounts were indexed to UFIR and then to the UPF/RS, and they were renegotiated through an Agreement in December 2002 with a grace period of 12 months and 48 consecutive monthly installments; the first installment is fell due in January 2004, indexed to the IGP-M, plus interest of 0.5% per month, with the intervention of Banco do Estado do Rio Grande do Sul S/A.– BANRISUL.

As of 7 October 2004, through Decree No. 43.376, ICMS Regulation was modified with the inclusion of an authorisation for public service concessionaire companies to offset ICMS debts with credits overdue with the State Financial Department, subject to the agreement entered into with the State of Rio Grande do Sul. The Concessionaire signed the agreement as of 28 October 2004 for the offset of a portion of the tax credit for the State Financial Department related to future ICMS, with the installment receivable by the Concessionaire. Up to now an amount of R$78,067 was offset.

c.5) Installment with industrial consumers

The amounts of R$5,421 (R$4,761 as of 31 December 2009 and R$3,771 as of 1 January 2009) recorded under Current Assets and R$9,826 (R$9,221 as of 31 December 2009 and R$9,423 as of 1 January 2009) recorded under Non-current Assets refer to the installment of electricity debts for consuming industrial facilities.

c.6) Sundry installments

The amounts of R$11,575 (R$7,571 as of 31 December 2009 and R$6,974 as of 1 January 2009) recorded under Current Assets and R$16,774 (R$7,196 as of 31 December 2009 and R$3,050 as of 1 January 2009) recorded under Non-current Assets refer to the installment of debts as from 2003 from consumers of residential, industrial, commercial and rural classes.

d) Short-term Energy – Electricity Sales Chamber - CCEE

The amount of R$3,945 (R$1 as of 31 December 2009 and R$364 as of 1 January 2009) refers to the electricity sold in the short-term market, according to information disclosed by the CCEE, and mentioned in note 51.a .

9. Notes receivable

The amounts of R$12 (R$420 as of 31 December 2009 and R$3 as of 1 January 2009) recorded under current Assets refer to the installment related to sale of assets and charging for damage caused to the Company’s assets by third parts.

Notes	Page | 31

F-1-31

10. Allowance for doubtful accounts

Balance breakdown is as follows:

CONSUMERS PER CLASS	Balance as of 01/01/2009	Additions	Exclusions	Balance as of 31/12/2009	Additions	Exclusions	Balance as of 31/12/2010
Residential	25,649	6,652	(905)	31,396	2,238	(4,417)	29,217
Industrial	11,591	3,090	(392)	14,289	3,548	(7,827)	10,010
Commercial, services and other activities	9,527	2,567	(4,307)	7,787	4,992	(2,354)	10,425
Rural	2,483	485	(94)	2,874	31	(1,687)	1,218
Government, public lighting and public service	49,638	12,660	(14,806)	47,492	13,138	(8,402)	52,228
Notes receivable	16,469	10,351	(2,132)	24,688	12,815	(5,520)	31,983
Sundry	2,083	262	(364)	1,981	260	(205)	2,036

Total	117,440	36,067	(23,000)	130,507	37,022	(30,412)	137,117

Total consumers, concessionaires and permit holders	499,824			517,442			529,518

Percentage of consumers, concessionaires and permit holders	23.50%			25.22%			25.89%

Total values for credits with residential customers that had debts due over 90 days were include, as well for commercial consumers with debts due over 180 days, industrial and rural consumers due over 360 days and notes and credits receivable from many consumer types due over 90 days.

For credits under Public governments’ responsibility, an analysis and recognition of allowance considering the likelihood of losses with the realisation of such credits were performed, taking into account negotiations already closed and the ongoing negotiations with city governments and with the State of Rio Grande do Sul.

11. Tax credits

Balance breakdown is as follows:

Current	31/12/2010	31/12/2009	01/01/2009
ICMS recoverable (a)	14,401	10,707	12,868
IRPJ and CSLL recoverable (b)	6,524	3,555	7,397
Other credits to compensate	304	282	250

Total	21,229	14,544	20,515

Noncurrent
ICMS recoverable (a)	11,210	11,420	11,676
Other credits to compensate	1,869	1,868	2,474

Total	13,079	13,288	14,150

a)	ICMS - Value-Added Tax on Sales and Services

The balance is originated by tax credits recorded in operations, purchase and addition of fixed assets. In relation to long-term credits, the expected term to be realized is of four (4) years, according to legal provision established by Statutory Law No. 87/96, which allows the realisation and the subsequent use of such tax credits.

b)	IRPJ and Income Tax and Social Contribution

Correspond to income tax withheld at source in interest earning bank deposits and anticipated payments of Income Tax and Social Contribution realizable by compensation on federal payable taxes.

Notes	Page | 32

F-1-32

12. Inventories

Balance breakdown is as follows:

	31/12/2010	31/12/2009	01/01/2009
Operating inventory	10,151	13,579	16,006
(-) Provision for losses	(48)	(47)	(62)

Total	10,103	13,532	15,944

Inventory balances refer to material applied to maintenance of operations, waste, scraps, and sale, all of which are valued at average price less allowance for losses.

13. Other receivables

Balance breakdown is as follows:

	Note	31/12/2010	31/12/2009	01/01/2009
Current
RELUZ program	a	9,670	2,183	1,484
Energy efficiency program - PEE	b	6,513	10,586	9,104
Research and Development - R&D	c	4,079	2,360	3,360
Advances to suppliers		825	1,017	1,038
Social Electricity Rate - Low-Income Consumers Subsidy		—	4,562	9,549
Advances to employees		2,619	2,540	2,089
Compulsory loan - ELETROBRÁS		—	—	3,286
Rental of poles/ services provided		3,847	2,792	3,497
Assignment of employees		578	477	335
Receivables investment fund - FIDC II and FIDC IV	e	4,768	5,124	3,252
Subvenção ELETROBRÁS CDE - PLT		—	3,438	23,361
Book entry		—	—	1,115
SEINFRA/CEITEC agreement	f	—	637	—
Own services in progress	g	3,289	3,515	657
Other debtors		9,808	12,192	3,224

Total		45,996	51,423	65,351

Subordinated quotas - FIDIC	i	12,150	12,150	5,300
ESS quotas	j	13,207	13,207	13,207

Total		25,357	25,357	18,507

a) RELUZ program

The amount of R$9,670 (R$2,183 as of 31 December 2009 and R$1,484 as of 1 January 2009) refers to the National Program for Efficient Public Lighting – RELUZ, which aims to promote the modernization and improvement of energy efficiency for the public lighting system in the cities, through the replacement of current equipment for more efficient technologies, preventing the waste of electricity, to be reimbursed by governments.

b) Energy Efficiency Program - PEE

The amount of R$6,513 (R$10,586 as of 31 December 2009 and R$9,104 as of 1 January 2009) refers to the use of funds from the Energy Efficiency Programs, which aim to demonstrate to society the importance and economic feasibility of actions to combat the waste of electricity.

Notes	Page | 33

F-1-33

c) Research & Development – P&D

The amount of R$4,079 (R$2,360 as of 31 December 2009 and R$3,360 as of 1 January 2009) refers to prepayment of research and development projects aimed at capacity building and technology development for the Concessionaire, aiming to generate new processes or products, or improvement of their characteristics.

d) Social Electricity Rate - Low-Income Consumers Subsidy

The amount of R$4,562 as of 31 December 2009 (R$9,549 as of 1 January 2009) refers to income generated from revenue increases and reductions resulting from the classification of residential consumers in low income subclass, as Regulatory Resolution No. 89, of 25 October 2004 and Resolution No. 514 of 16 September 2002 issued by ANEEL.

e) Receivables Investment Fund – FIDC II and FIDC IV

The amount of R$4,768 (R$5,124 as of 31 December 2009 and R$3,252 as of 1 January 2009) refers to the amount withheld in excess for settled installments, remaining in the Fund used to settle future installments valued at cost.

f) Partnership SEINFRA/CEITEC

The amount of R$637 as of 31 December 2009 refers to the balance receivable on the involvement of the State of Rio Grande do Sul in the construction of two 13.8 kV feeders for CEITEC S.A. to use. The investment purpose is to allow the activities of this company, focused on research and implementation of the production process, with emphasis on the generation of differentiated products and processes in the microelectronics field. The liability for the State to the CEEE-D was signed through the Partnership SEINFRA/CEITEC S.A./CEEE-D/SCT FPE Nº 38/2009 of 25 August 2009.

g) Own services in process

The amount of R$3,289 (R$3,515 as of 31 December 2009 and R$657 as of 1 January 2009) refers mainly to the application of resources in personnel, material and services used in the implementation of material repair, transformation and manufacturing services. When services are finished, materials are transferred to the operating inventory.

i) Subordinated quotas - FIDC

The amount of R$12,150 as of 31 December 2010 (R$12,150 as of 31 December 2009 and R$5,300 as of 1 January 2009) refers to the acquisition of Subordinated Quotas from FIDC II and IV, and its market value in December 2010 amounted to R$15,139.

j) ESS Quota

The amount of R$13,207 as of 31 December 2010, 2009 and 1 January 2009 refers to the System Service Charge for the period from September/2000 to September 2002, see note 51.a .

14. Recoverable costs

Balance breakdown is as follows:

	31/12/2010	31/12/2009	01/01/2009
Authorative Resolution No. 715/2008	—	—	43,755
Authorative Resolution No. 895/2009	—	43,327	—
Authorative Resolution No. 1074/2010	44,906	—	—

Total	44,906	43,327	43,755

In October 2010, with the pronouncement of ANEEL through Technical Note No. 318/2010-SRE/ANEEL of 8 October 2010, the asset amount of 2010 was approved.

Notes	Page | 34

F-1-34

15. Prepayments

The amount of R$6,957 as of 1 January of 2009 corresponds to Consumer Charges to Offset – RGR.

16. Sale of Energy at the Electricity Sales Chamber - CCEE

The amount of R$37,952 (R$20,165 as of 31 December 2009 and R$19,969 as of 1 January 2009) refers to the electricity sold in the short-term market (CCEE), according to note 51.a.

As of 30 September 2010, CEEE-D adjusted its balances included in the Financial Statements according to ANEEL Decision 2.517 of 26 August 2010, as below:

	31/12/2010	31/12/2009	01/01/2009
Opening balance	20,165	19,969	19,655
Monetary correction	17,710	1,148	1,141
Receipt	77	(2)	(55)
Losses	—	(950)	(772)

Closing balance	37,952	20,165	19,969

17. Compensation Account (“CRC”)

The balance of R$ 1,746,622 in 2010 (R$ 1,730,530 in 2009) is derived from regular proceedings 93.00.02153-2, whose favorable decision by the Superior Court of Justice (STJ) (RESP 435948-RS) issued in 2005, became final and unappealable in 2009 through the Superior Court of Justice (STF).

During 2011, several discussions were carried out with the Federal Government, which culminated on January 26, 2012, in the signing of an Agreement Term, which was confirmed in court on January 31, 2012.

As a result, the Attorney General’s Office, authorized by the Ministry of Mines and Energy and the Ministry of Finance, as well as with the effective participation of the Brazilian Electricity Regulatory Agency (ANEEL), the Department of the National Treasury (STN), the Brazilian Federal Revenue Department, the Attorney General of the National Treasury (PGFN) and Eletrobrás, together with CEEE-D, put an end to process of judicial settlement 2006.71.00.047783-2.

In this context, the Concessionaire had an amount receivable of R$ 1,813,957, definitively recognized by the Court, inherent to the Compensation Account calculated on the base date of December 27, 2011, and of this amount the Concessionaire’s tax liabilities with the Federal Revenue Department of Brazil (RFB) in the amount of R$ 60,753 were offset directly with the Federal Government, according to the demonstrative table, composed as follows:

27/12/2011
Amount confirmed in the term of agreement	1,813,957
Liabilities in installments nº 10.637/2007 - Ordinary Instalment Program	(36,025)
Declared PIS and COFINS Debts	(24,727)

1,753,205

Accordingly, with respect to the credits of the CRC, R$ 1,753,204 remains due, which will be paid by the Federal Government through the issuance of Treasury Notes, Series B (NTN-B), according to the following characteristics:

I.	Base date: July 15, 2000

Notes	Page | 35

F-1-35

II.	Face value on the base date: R$ 1,000.00 (One thousand reais);
III.	Type: registered and negotiable;
IV.	Restatement of the face value: IPCA (Amplified consumer price index) of the previous month;
V.	Remunerative interest 6% p.a.
VI.	Payments of principal and interest:

•	Principal - in a single payment on the due date of the note;

•	Interest - semiannually, on the 15th of May and November, with adjustment of the term in the first period of flow.

The notes will be issued by the Department of the National Treasury in three tranches, with the first issue on February 9, 2012 and the others will be issued on December 18, 2012 and December 17, 2013.

On the occasion of the Agreement Term, in light of the judicial liquidation established, the amounts owed by the Federal Government were different from the amounts initially recognized in the Concessionaire’s assets in 2009 (see note Rectification of Errors from Prior Periods).

18. Court deposits

The amount of R$102,075 (R$15,959 as of 31 December 2009 and R$13,931 as of 1 January 2009) refers to court deposits for labour and civil lawsuits for which there is no likelihood of loss. The remaining court deposits are presented net offsetting the balance for the Provision for Contingent Liabilities to which they relate. (See note 34).

19. Deferred income and social contribution taxes

Deferred income and social contribution taxes, calculated on temporarily non-deductible provisions whose deductibility will occur through effective payment, or through reversal of such provisions.

Income tax is calculated at the rate of 15%, plus a surtax of 10% and social contribution tax is calculated at the rate of 9%.

a) Calculation base of deferred tax credits

	31/12/2010	31/12/2009	01/01/2009
Provision former public employees (Law 3096/56)	580,025	593,425	569,254
Provision for labor claims	296,662	307,485	269,483
Provision for tax and civil contingencies	150,715	164,548	141,283
Other provisions	1,586	1,553	1,538
Calculation basis	1,028,988	1,067,011	981,558
Applicable tax rate (income and social contribution taxes)	34%	34%	34%

Total deferred tax credits on temporary differences	349,856	362,784	333,730
Portion which realization is uncertain	(123,821)	(136,749)	(107,695)

Book balance	226,035	226,035	226,035

Non-current	226,035	226,035	226,035

Income and social contribution taxes on temporary differences	226,035	226,035	226,035

Notes	Page | 36

F-1-36

b) Estimate for the realisation of deferred tax credits

	% of realization	R$
2011	30.99%	70,044
2012	21.23%	47,996
2013	17.83%	40,293
2014	15.27%	34,524
2015	14.68%	33,178

	100.00%	226,035

Estimate for realisation of tax credits was defined based on the assumptions prepared by the Concessionaire and approved by the Management. The main assumptions were average market growth, marginal growth of operating costs in order to face the market growth and existing financing costs. This study was updated so as to adjust the assumptions by considering the concession period.

c) Tax credits on income and social contribution tax loss carry forwards

As of 31 December 2010, the Concessionaire had income and social contribution tax losses to offset in the amount of R$240,093. Pursuant to legislation, the limit to offset tax losses is 30% of taxable income of each year.

20. Concession

Assets related to the concession agreement are segregated between intangible assets, net and financial assets, and are presented as follows:

	31/12/2010	31/12/2009	01/01/2009
Concessions financial assets	518,880	470,973	406,749
Intangible assets	440,668	438,660	421,933

	959,548	438,660	421,933

Management considers that the concession agreement complies with the conditions for application of Technical Interpretation ICPC 01 – Concession Agreements, which include guidelines for concessionaires on how to account for the concessions of public services to private entities.

Only assets exclusively used for concession and included in the Concessionaire’s Regulatory Compensation Basis were considered as affected by ICPC 01. Administrative assets and those for support in general, over which the Concessionaire receives no remuneration are considered part of the “Reference Company” for purposes of Rate Adjustment or Revision remain as property, plant and equipment or intangible assets.

Based on the analysis of the Concession Agreement, Management believes that the indemnity payable for the Concession Authority at the end of the concession represents an unconditional right to receive cash or another financial asset, and that the application of the divided model is what best represents the Electricity Distribution Business, including:

a.1) the estimated share for investments realised and non amortised or depreciated up to the end of the concession, which shall be classified as financial asset because it is a unconditional right to receive cash or another financial asset directly from the concession authority; and

Notes	Page | 37

F-1-37

a.2) the remaining share to the determination of the financial asset (residual value), which shall be classified as intangible asset because its recovery is subject to the utilisation of public service, for this situation being the electricity consumption by customers.

Management considers as not practicable to retroactively apply the standard, and the Concessionaire adopted, as at the transition date to ICPC 01, the previous carrying values for financial assets and intangible assets, regardless their previous classifications.

Changes in concession assets, represented by intangible and financial assets, are presented below:

Breakdown and division of balances in the opening balance sheet:

	Property, plant and equipment	Intangible assets	Financial assets	Total
Balance as of 01/01/2009 for infrastructure affected by ICPC 01	826,679	2,003	—	828,682
Division (adoption of ICPC 01)	(826,679)	419,930	406,749	—

Balance as of 01/01/2009 for infrastructure affected by ICPC 01	—	421,933	406,749	828,682

Notes	Page | 38

F-1-38

Changes in concession assets, represented by intangible assets and indemnifiable financial assets, are as below:

	Scoped-in infrastructure under ICPC 01
	Intangible assets	Indemnifiable financial asset	Total
Cost
Balance as of 1 January 2009	1,240,760	406,749	1,647,509

Construction and renovation services	149,841	—	149,841
Decomissioning/Write-off amortisation	(9,353)	(1,222)	(10,575)
Transfer to financial asset	(65,446)	65,446	—

Balance as of 31 December 2009	1,315,802	470,973	1,786,775

Construction and renovation services	121,328	—	121,328
Decomissioning/Write-off amortisation	(17,191)	(1,393)	(18,584)
Transfer to financial asset	(49,300)	49,300	—

Balance as of 31 December 2010	1,370,639	518,880	1,889,519

Amortisation and impairment losses
Balance as of 1 January 2009	(818,827)	—	(818,827)

Amortisation for the period	(66,495)	—	(66,495)
Decomissioning/Write-off amortisation	8,180	—	8,180

Balance as of 31 December 2009	(877,142)	—	(877,142)

Amortisation for the period	(68,584)	—	(68,584)
Decomissioning/Write-off amortisation	15,755	—	15,755

Balance as of 31 December 2010	(929,971)	—	(929,971)

Carrying amount
As of 1 January 2009	421,933	406,749	828,682

As of 31 December 2009	438,660	470,973	909,633

As of 31 December 2010	440,668	518,880	959,548

Notes	Page | 39

F-1-39

Assets regarding concession agreements are made according to their nature, as follows:

	Scoped-in infrastructure under ICPC 01
	31/12/2010	31/12/2009	01/01/2009
Lines, networks, substations and associated	1,897	1,845	2,003
transmission system - Easement area
Lines, networks, substations and associated	1,819,565	1,767,768	1,659,285
transmission system - operating
(-) Accumulated depreciation	(938,655)	(881,263)	(819,377)
(-) Special liabilities	(105,116)	(100,654)	(75,157)
Accumulated amortisation / Special liabilities	8,684	4,121	550
Lines, networks, substations and associated	188,464	119,773	89,742
transmission system - in process
(-) Special liabilities - in process	(15,291)	(1,957)	(28,364)

Total	959,548	909,633	828,682

Financial assets	518,880	470,973	406,749

Intangible assets	440,668	438,660	421,933

Total	959,548	909,633	828,682

20.1. Concession-linked assets

According to articles 63 and 64 of Decree 41.019, of 26 February 1957, assets and facilities used in distribution and commercialization are linked to these activities, and accordingly, cannot be removed, disposed of, assigned or hypothecated without the Regulatory Agency’s prior and express authorisation. ANEEL Resolution No. 20/1999 regulates the disposition of assets linked to concessions of public utilities, granting prior authorisation for the disposition of unserviceable assets and requiring that the revenue from such dispositions be deposited in a restricted bank account for subsequent investment in the concession itself.

20.2. Obligations linked to the public utility concessions of electricity service

As from 1 January 2007, linked obligations started to be controlled as determined by ANEEL Instruction No. 3.073, of 28 December 2006, and Official Letter Nos. 236, 296 and 1.314, of 8 February 2007, 15 February 2007, and 27 June 2007, respectively. Special obligations (with no remuneration) represent the contributions from Federal, State and City governments and from consumers, as well as donations not conditioned to return in favour of the donor, and subventions intended for investments in the public electricity service in the distribution activity.

Special obligations are being amortised at the same depreciation rates of assets forming the infrastructure; as from the second cycle of the periodic rate revision (October 2008) the average rate used is 4.41%.

At the end of the concession service, the residual value for special obligations shall be deducted from the indemnifiable financial asset.

Notes	Page | 40

F-1-40

20.3. Recoverable value of assets for the concession

The concession assets are checked periodically for indications that they are overstated when comparing to the value to be recovered through use or sale.

The net carrying value of the corresponding assets is adjusted to its recoverable value, determined based on the model of discounted future cash flows, whenever it is less than the carrying value.

Revisions are made at the Cash Generating Unit level, as defined by the Concession Agreement, for which the Concessionaire is able to allocate substantially independent future cash flows.

For analysis of the recovery value of assets, all changes are observed that are adverse to the business or regulatory environment, as well as its performance, considering the following features of the electricity industry:

I) The activities performed are supported by a concession agreement, which aims, among others things, to ensure the economic and financial balance for the concession.

II) The rates shall comprise the costs necessary to development of activities, as long as the efficiency and accuracy levels of accounting and financial information are assured.

III) Extraordinary costs and relevant and possible economic issues shall go through rate revisions.

IV) The concession or authorization agreements are made on a long-term basis, a fact that allows a better planning for activities development.

V) Depreciation rates are in accordance with those established by the Regulatory agency, taking into account the economic useful and estimated life for assets.

VI) Upon termination of the concession, the assets shall revert to the Federal Government, and the concessionaire shall be duly compensated with their values as determined by the specific standards established by applicable law.

The Concessionaire determines on an annual basis the recoverable amount of its Cash Generating Units and so it considers that there are no losses to be recognised.

21. Assets and rights for sale

The amount of R$238 (R$993 as of 31 December 2009 and R$992 as of 1 January 2009) refers to the cost value for plots of land and buildings that are not being used by the Concessionaire and that shall be disposed of.

22. Biological Assets

	31/12/2010	31/12/2009	01/01/2009
Opening balance	13,841	12,617	5,731
Increase	1,783	1,663	—
Change in fair value	3,319	4,396	6,886
Wood collected and transferred to construction cost	(5,044)	(4,835)	—

Closing balance	13,899	13,841	12,617

The amount of R$13,899 (R$13,841 as of 31 December 2009 and R$12,617 as of 1 January 2009) comprehends expenditure in forest nursery areas for production, wood preservation plants and nurseries for both native and exotic seedlings. The Concessionaire develops the applied technology, implementing exotic forests and studying their ecological actions and interactions in the whole ecological environment. The preserved wood production activities range from the harvest of eucalyptus seed to the manufacture and maintenance of post used in electricity networks.

Notes	Page | 41

F-1-41

23. Investments

	31/12/2010	31/12/2009	01/01/2009
Assets from the production of posts	16,502	16,574	16,743
(-) Accumulated amortisation	(11,137)	(10,977)	(10,973)

	5,365	5,597	5,770

Income property	15,213	15,213	15,213
(-) Accumulated amortisation	(5,448)	(4,873)	(4,298)
Assets for future use	3,635	3,635	3,635

	13,400	13,975	14,550

Balances of other investments as of 31 December 2010	18,765	19,572	20,320

23.1. Production of posts

The amount of R$5,365 (R$5,597 as of 31 December 2009 and R$5,770 as of 1 January 2009) comprehends fixture and real estate that are necessary for the maintenance of the post production activity. These are linked to collaterals or pledges in legal claims and tax installments. According to note 34, such collaterals or pledges relate to labour and civil claims. Such assets are not included in the concession, and ANEEL authorized them to be linked to collaterals through Letter No. 835 SFF/ANEEL of 26 October 2001.

23.2. Assets and rights for future use in service under concession and income property

The amount of R$13,400 (R$13,975 as of 31 December 2009 and R$14,550 as of 1 January 2009) comprehends real property for future use of the Concessionaire, in the service under concession and to income property.

Notes	Page | 42

F-1-42

24. Property, plant and equipment

	Plots of land	Buildings and improvements	Machinery and equipment	Vehicles	Furniture and fixtures	Construction in progress	ICPC 01 infrastructure	Total
Cost or deemed cost
Balance at 1 January 2009 - Restated	14,056	70,806	1,595,809	35,255	6,372	73,903	(1,645,505)	150,696
Additions	—	—	—	—	—	158,794	(149,998)	8,796
Write-offs	(1)	(60)	(10,842)	(394)	(146)	—	10,575	(868)
Transfers to property, plant & equipment in service	—	166	95,014	4,603	123	(99,906)	—	—

Balance at 31 December 2009 - Restated	14,055	70,912	1,679,981	39,464	6,349	132,791	(1,784,928)	158,624

Additions	—	—	—	—	—	126,265	(121,277)	4,988
Write-offs	—	(34)	(19,463)	(754)	(287)	—	18,583	(1,955)
Transfers to property, plant & equipment in service	—	—	73,928	114	689	(74,732)	—	(1)
Other	—	—	—	—	—	665	—	665

Balance at 31 December 2010	14,055	70,878	1,734,446	38,824	6,751	184,989	(1,887,622)	162,321

Depreciation and impairment
Balance at 1 January 2009 - Restated	—	(58,755)	(822,352)	(21,425)	(5,004)	—	818,827	(88,709)
Depreciation in the period	—	(824)	(68,360)	(6,357)	(280)	—	66,495	(9,326)
Write-offs	—	50	8,455	332	138	—	(8,180)	795
Other	—	—	(136)	—	—	—	—	(136)

Balance at 31 December 2009 - Restated	—	(59,529)	(882,393)	(27,450)	(5,146)	—	877,142	(97,376)

Depreciation in the period	—	(791)	(70,782)	(5,160)	(292)	—	68,584	(8,441)
Write-offs	—	34	16,335	726	272	—	(15,755)	1,612

Balance at 31 December 2010	—	(60,286)	(936,840)	(31,884)	(5,166)	—	929,971	(104,205)

Book value
At 1 January 2009 - Restated	14,056	12,051	773,457	13,830	1,368	73,903	(826,678)	61,987

At 31 December 2009 - Restated	14,055	11,383	797,588	12,014	1,203	132,791	(907,786)	61,248

At 31 December 2010	14,055	10,592	797,606	6,940	1,585	184,989	(957,651)	58,116

Property, plant and equipment for CEEE-D comprises administrative assets and vehicles, as well as furniture and fixtures, which are deducted from the Regulatory Compensation Basis and are in the scope of ICPC 01. Those assets are mainly acquired already made and they become operational as soon as the Company receives them. Therefore, for the composition of historic cost, values relating to the Apportionment for Central Management Cost or Interest on Construction in Progress, should they exist, are immaterial. Those Concessionaire’s assets, which do not directly contribute to the cash generation, are recorded at acquisition cost, which is the best estimate of their fair value, according to management.

Notes	Page | 43

F-1-43

25. Intangible assets

	Software	Intangible assets for the concession	Total
Cost
Balance at 1 January 2009	11,592	1,240,760	1,252,352
Acquisitions	797	—	797
Service concession agreements	—	149,841	149,841
Transfer to financial assets	—	(65,446)	(65,446)
Write-off amortisation	—	(9,353)	(9,353)

Balance at 31 December 2009	12,389	1,315,802	1,328,191

Acquisitions	591	—	591
Service concession agreements	—	121,328	121,328
Transfer to financial assets	—	(49,300)	(49,300)
Write-off amortisation	—	(17,191)	(17,191)
Other	154	—	154

Balance at 31 December 2010	13,134	1,370,639	1,383,773

Amortisation and impairment
Balance at 1 January 2009	(2,171)	(818,827)	(820,998)
Amortisation in the period	(120)	(66,495)	(66,615)
Write-off amortisation	—	8,180	8,180

Balance at 31 December 2009	(2,291)	(877,142)	(879,433)

Amortisation in the period	(136)	(68,584)	(68,720)
Write-off amortisation	—	15,755	15,755

Balance at 31 December 2010	(2,427)	(929,971)	(932,398)

Book value
At 1 January 2009	9,421	421,933	431,354

At 31 December 2009	10,098	438,660	448,758

At 31 December 2010	10,707	440,668	451,375

Intangible assets for the Concession

It is composed by values from construction services and improvement in infrastructures used by the concession, net of amortisation, which are received by the Concessionaire through billing customers through electricity service rate.

ANEEL, which acts as a Regulatory Agency, is responsible for defining the estimated economic useful life for each asset included in the distribution infrastructure for the purposes of establishing rates, as well as for the calculation of indemnity values for reversible assets at the end of the concession period. Such estimate is reviewed periodically, and it is accepted in the market as a reasonable/adequate estimate for accounting and regulatory purposes, which represented the best estimate for useful economic life of assets.

The amortisation of intangible assets by the Concessionaire is made under a non straight-line basis, respecting the useful economic life defined by the regulatory agency for each asset included in the infrastructure comprehended by ICPC 01. The residual value for each asset over the concession period deadline is allocated as financial asset, given that it shall be recovered through indemnity.

Software

Licences for usage of intellectual property are comprised of expenses incurred with acquisition of licences and other expenses on services in addition to the productive use of software. These items are amortised according to the straight-line method.

Notes	Page | 44

F-1-44

26. Rate Revision

According to the Agreement for public service concession of electricity No. 81, which was signed on 25 October 1999 with the Concession Authority, CEEE performed its first RTP - Periodic Rate Revision in October 2004 and the second one in October 2008.

The second RTP was performed according to the criteria and methodologies applicable o the Second Cycle of Rate Revisions for electricity distribution concessionaires, pursuant to the proposal presented in the Public Hearing No. 052/2007, which took place on 5 March 2008.

The Concessionaire had a temporary replacement rate of 2.49%, of which 0.65% was for the rate adjustment and 1.84% for the financial components outside the RTP, effective since 25 October 2008. The methodology and results of the second RTP for CEEE-D are presented in Technical Note No. 315/2008 - SRE/ANEEL of 15 October 2008 and temporarily approved by Authoritative Resolution No. 715 of 21 October 2008 under the following components:

•	Electricity Losses;

•	Efficient Operating Costs; and

•	Non-recoverable Revenue Losses.

Under Regulatory Resolution No. 234 of 31 October 2006, “Xe” value was established at 1.23% to be applied as a discount in Portion B for subsequent rate adjustments.

Pursuant to Item 212 from Technical Note No. 315/2008-SRE/ANEEL, results shall be adjusted in 2009 due to the definition of methodologies for such variable items, which are submitted to the Public Hearing Process AP/52/2006, whose results were established through ANEEL Regulatory Resolution No. 338 of 25 November 2008, as well as the following Technical Notes:

•	NT 292/2008 – SRE/ANEEL – Methodology for Market Projection Analysis;

•	NT 340/2008 – SRE/ANEEL – Methodology for Calculation of X Factor;

•	NT 342/2008 – SRE/ANEEL – Methodology for Regulatory Treatment of Non-technical Losses of Electricity;

•	NT 343/2008 – SRE/ANEEL – Methodology for Calculation of Operating Costs (Details about the Reference Company Model);

•	NT 346/2008 – SRE/ANEEL - Improvements of Resolution No 234/2006 – Text adjustments

•	NT 352/2008 – SRE/ANEEL – Improvement of Methodology for the Calculation of X Factor to be applied in the 2nd RTP Cycle (specifically for the evaluation method of projected investments); and

•	NT 547/2008 – SRE/ANEEL – Methodology and General Criteria for definition of the Regulatory Compensation Basis—BRR.

Definite result of the Periodic Rate Revision was approved through Authoritative Resolution 881/2009 and Technical Note 320/2009 dated 15/09/2009. ANEEL decided to apply a rate adjustment of -0.39% for the electricity supply rate and for Rate for the distribution system use (TUSD), instead of the adjustment of 0.65% previously defined. For component Xe of X Factor, a rate of 0% was defined to be applied for readjustments from 2008 to 2012. The rate initially adopted by the Agency was 1.23%.

Investments for the period topped R$598 million. In addition, for the technical losses a rate of 6.07% was defined; for non-technical losses, the rate was 8.83%.

Notes	Page | 45

F-1-45

a) Annual rate adjustment

In 2006, rates for electricity supply of CEEE-D, pursuant to ANEEL Authoritative Resolution No. 380 of 18 October 2006, were adjusted as from 25 October 2006, on average -0.08%, with 6.96% for the agreement adjustment (economic) and -7.04% for the financial components. The item with the major contribution for the composition of the financial rate was the return of the Extraordinary Rate Adjustment – RTE, amounting to R$113,470 thousand, which was included as –7.13% in the rate. This subject is included in details in Technical Note No. 256/2006-SRE/ANEEL of 6 October 2006.

In 2007, through Authoritative Resolution No. 555 of 23 October, ANEEL approved the rate adjustment in 0.45% to be effective as from 25 October. Because of the rate increase and the termination of the 7.55% reduction in the consumer bills for the last 12 months, low voltage consumers faced an increase of 7.02%, while high voltage clients had a 8.38% increase.

For 2008, temporary results for RTP established by Authoritative Resolution No. 715 of 21 October applied a 2.49% adjustment to rates, of which 0.65% relating to rate adjustment and 1.84% relating to financial components that are not included in RTP. Due to the exclusion of a financial component as –1,40% from the rate basis, which was added to the annual adjustment for 2007, consumers shall notice an average variation of 3.89% for the period from 25 October 2008 to 24 October 2009, as 1.90% for low voltage and 7.45% for high voltage.

In 2009, through the Authoritative Resolution No. 895 of 20 October 2009, ANEEL approved the annual rate adjustment for the Concessionaire, and new electricity rates for consumers belonging to the concession area of the distribution company shall be effective as from 25 October 2009. Those rates shall face in average a negative adjustment of -0.28%, which shall be felt in different ways by each consumer group. Industrial clients will face the highest positive rate (1.14%), while for the low voltage client rates the highest negative adjustment (-0.76%) shall be applied.

Considering the impact of the rate adjustment for the Concessionaire, there was an adjustment of 0.22% for the Economic Rate Adjustment Index – IRT, which includes non-manageable costs, such as charges and taxes, costs of transportation and energy purchase, and manageable costs, such as capital compensation, operating costs and asset replacement. Now for the Financial IRT, which is composed of items such as Low Income, Partnership, Irrigation and Free consumers subsidies, plus variation for portion A – CVA, among others, the adjustment figured as 2.61%, thus generating a rate adjustment of 2.83% for the Concessionaire revenue.

In 2010, ANEEL applied an average adjustment of 6.97% through Authoritative Resolution No. 1074/2010, of which 7.16% relating to the annual rate adjustment and -0.19% relating to relevant financial components. For the captive consumer, the average effect figured as 4.10%. The rate affected by the rate adjustment shall be effective from 25 October 2010 to 24 October 2011.

b) Extraordinary Rate Adjustment – RTE

Based on the Executive Act No. 14 of 21 December 2001, which was turned into Law No. 10.438 of 26 April 2002, and on ANEEL Resolution No. 90 of 18 February 2002, electricity distribution concessionaires became able to recover financial losses that occurred in the period within rate adjustments of items of “Portion A” (non-manageable costs) from 1 January to 25 October 2001, plus the respective financial compensation (SELIC interest rate).

Those costs would be recomposed based on the extraordinary rate increase, despite depending on the adoption of the General Agreement for the Electricity Industry proposed by the Federal Government and to the cancellation and waving of legal claims issued against the Regulatory Agency, which were related to the Emergency Program for Reduction of Electricity Consumption - PERCEE and the RTE.

The Concessionaire decided to record such differences as of 31 December 2001 after adopting the General Agreement for the Electricity Industry.

Notes	Page | 46

F-1-46

Through Resolution No. 482 of 29 August 2002, ANEEL approved the amount of R$56,829 related to the “Portion A” for CEEE-D. With this price value of 25 October 2001 and through Resolution No. 484 of the same date, the Agency established the maximum deadline of 18 months, as from October 2002, for the application of RTE to the rates of electricity supply.

However, because the lack of agreement with the Regulatory Agency concerning to the procedure adopted by the Company related to the General Agreement for the Electricity Industry, ANEEL, through Article 7 of Authoritative Resolution No. 242 of 18 October 2006, fixed the amount of R$86,551 to be reimbursed to consumers as from 1 December 2004, should the Concessionaire fail to effectively terminate certain legal claims which, on the opinion of the concession authority, were inherent to the General Agreement for the Electricity Industry.

Not being in conformity with the Regulatory Agency position, the Company filed as of 25 November 2004 a lawsuit claiming the prior relief so ANEEL would not apply the mentioned discount.

Despite the approved request, the Agency established in the rate revision for 2006, under the Authoritative Resolution No. 380/2006, that all RTE-related amounts should be reimbursed to consumers, figuring to R$113,470, which represented a reduction of 7.31% in the rate for 2006. This value was realised in the adjustment for October 2007.

The lawsuit issued by the Company claiming the right for those amounts is still under discussion in court.

27. Trade accounts payable

Balances consist of:

	31/12/2010	31/12/2009	01/01/2009
Network usage charges	22,842	23,780	24,110
Electricity purchased for resale	115,128	91,345	112,890
Materials and services	25,847	24,182	41,305
Short-term energy - CCEE (see note 51.a)	22,640	10,100	24,548
Contractual withholdings	5,164	3,028	1,538

Total	191,621	152,435	204,391

28. Payroll - Withholdings

The amount of R$15,009 (R$13,905 as of 31 December 2009 and R$11,594 as of 1 January 2009) refers to payroll, allocations to third parties (sundry Trade Associations, such as AFCEEE, SENERGISUL, ELETROCEEE), as well as withheld taxes and social contributions

Notes	Page | 47

F-1-47

29. Taxes and social contributions

Balances consist of:

	31/12/2010	31/12/2009	01/01/2009
Current
ICMS	21,264	16,486	15,260
INSS	4,756	4,474	2,782
COFINS	23,809	9,174	14,802
PIS / PASEP	5,169	1,993	1,555
FGTS	1,868	1,798	1,250
installment ICMS	745	—	—
Other	1,097	918	697

Total	58,708	34,843	36,346

Non-current
Instalment payment - ICMS	435	—	—

Total	435	—	—

ICMS - Value-Added Tax on Sales and Services;

PIS - Employees’ Profit Participation Program;

COFINS - Social Contribution on Billings;

INSS - National Institute of Social Security – refer to the social contribution for public previdenciary system in Brazil, calculated on payroll;

FGTS - Government Severance Indemnity Fund for Employees – amount deposited by the Company for its employees, calculated on payroll.

29.1. ICMS installment payment

It refers to the installment resulting from the Tax Assessment Notice No. 0013036904, filed by the State Financial Department, due to the undue use of ICMS credits by the tax payer. The Concessionaire had been discussing the matter at the administrative level, and the case proceeded to the court. However, considering the publication of the State Decree No. 47.301 of 18 June 2010, which established the Debt Adjustment Program for ICMS in the State of Rio Grande do Sul - AJUSTAR/RS. In August 2010, the taxpayer decided to enter this contingent in that installment, enjoying the prerogatives inherent to the fee and interest deductions offered by AJUSTAR/RS. The amount due on the adoption date was R$2,118, and discounts earned amounted to R$628, leaving a remaining balance of R$1,490 payable in 24 installments, and which has been repaid in proportion to their maturities. The value of each installment is monthly updated by SELIC rate. Five installments have been already paid.

Notes	Page | 48

F-1-48

30. Loans, Financing and Other Fundings

Balances consist of:

30.a. Loans and financing

	CONTRACTUAL BASIS
		Average
		percentage of				COLL
		fixed charges	SERVICE	MATURITY		ATE
CREDITOR	INDEXING UNIT	per year	PROVISION	Beginning	Ending	RAL	PURPOSE
Local currency
ELETROBRÁS	TJLP	4%	M	30.11.06	30.05.10	01	Investment
ELETROBRÁS	RGR	5% a 7.5%	M	30.11.06	31.12.21	01	Investment
BANCO DO BRASIL—LEASING	CDI	4%	M	30.11.06	01.12.11	01	Leasing de Veículos
BANCO MÁXIMA	IPCA	9.55%	M	30.12.09	25.12.15	02	Investment
SANTANDER	CDI/CETIP	1.79%	M	11.12.07	11.12.11	03	Working capital
SANTANDER	CDI/CETIP	3.39%	M	03.08.11	23.07.15	03	Working capital
CAIXA ECONÔMICA FEDERAL	CDI/CETIP	1.45%	M	16.05.08	16.05.11	03	Working capital
CAIXA ECONÔMICA FEDERAL	CDI	3.41%	M	30.07.09	30.07.16	02	Working capital
CAIXA ECONÔMICA FEDERAL	CDI	3.04%	M	30.06.10	30.06.14	03	Investment/Working capital
CONSUMIDORES	—	—	—	—	—	—	Other

TOTAL LOCAL CURRENCY

TOTAL LOANS AND FINANCING, NET

	2010				2009				2008
	DEADLINE OF MATURITIES				DEADLINE OF MATURITIES				DEADLINE OF MATURITIES
	PRINCIPAL				PRINCIPAL				PRINCIPAL
		NON-				NON-				NON-
CREDITOR	CURRENT	CURRENT	CHARGES	TOTAL	CURRENT	CURRENT	CHARGES	TOTAL	CURRENT	CURRENT	CHARGES	TOTAL
Local currency
ELETROBRÁS	—	—	—	—	7,932	—	—	7,932	17,725	7,937	—	25,662
ELETROBRÁS	7,255	62,802	298	70,355	2,054	18,847	—	20,901	671	15,892	—	16,563
BANCO DO BRASIL—LEASING	1,198	—	—	1,198	1,054	976	1	2,031	976	1,789	1	2,766
BANCO MÁXIMA	24,353	97,781	—	122,134	1,750	115,484	—	117,234	—	—	—	—
SANTANDER	7,500	—	—	7,500	7,500	7,500	—	15,000	7,500	15,000	—	22,500
SANTANDER	5,308	45,649	—	50,957	—	—	—	—	—	—	—	—
CAIXA ECONÔMICA FEDERAL	8,333	—	—	8,333	20,000	8,333	—	28,333	20,000	28,333	—	48,333
CAIXA ECONÔMICA FEDERAL	16,000	57,333	—	73,333	6,667	73,333	—	80,000	—	—	—	—
CAIXA ECONÔMICA FEDERAL	12,500	87,500	—	100,000	—	—	—	—	—	—	—	—
CONSUMIDORES	4,533	2,520	—	7,053	3,266	68	—	3,334	5,298	874	—	6,172

TOTAL LOCAL CURRENCY	86,980	353,585	298	440,863	50,224	224,541	1	274,765	52,170	69,825	1	121,996

TOTAL LOANS AND FINANCING, NET	86,980	353,585	298	440,863	50,224	224,541	1	274,765	52,170	69,825	1	121,996

CODE OF GUARANTEES AND/OR COLLATERALS	INSTALLMENT

01 - Proxy for access to access to checking account	M - MONTHLY
02 - Percentage of the electricity supply fee
03 - Pledge of notes

Notes	Page | 49

F-1-49

30.b. Other Fundings

	CONTRACTUAL BASIS
		Average
		percentage of				COLL
		fixed charges	SERVICE	MATURITY		ATE
CREDITOR	INDEXING UNIT	per year	PROVISION	Beginning	Ending	RAL	PURPOSE
Local currency
RECEIVABLES INVESTMENT FUND—FIDC II	CDI	1%	M	03.01.07	10.01.12	02	Investment
RECEIVABLES INVESTMENT FUND—FIDC IV	IPCA	9.88%	M	08.07.09	15.07.15	02	Investment

TOTAL LOCAL CURRENCY

TOTAL LOANS, FINANCING AND OTHER FUNDING

	2010				2009				2008
	DEADLINE OF MATURITIES				DEADLINE OF MATURITIES				DEADLINE OF MATURITIES
	PRINCIPAL				PRINCIPAL				PRINCIPAL
		NON-				NON-				NON-
CREDITOR	CURRENT	CURRENT	CHARGES	TOTAL	CURRENT	CURRENT	CHARGES	TOTAL	CURRENT	CURRENT	CHARGES	TOTAL
Local currency
RECEIVABLES INVESTMENT FUND—FIDC II	31,746	427	—	32,173	30,410	27,645	—	58,055	27,879	50,584	–	78,463
RECEIVABLES INVESTMENT FUND—FIDC IV	27,227	95,330	—	122,557	25,201	102,945	—	128,146	—	—	—	—

TOTAL LOCAL CURRENCY	58,973	95,757	—	154,730	55,611	130,590	—	186,201	27,879	50,584	—	78,463

TOTAL LOANS, FINANCING AND OTHER FUNDING	145,953	449,342	298	595,593	105,835	355,131	1	460,966	80,049	120,409	1	200,459

CODE OF GUARANTEES AND/OR COLLATERALS	INSTALLMENT
02 - Percentage of the electricity supply fee	M - MONTHLY

Notes	Page | 50

F-1-50

30.c. The Concessionaire structured its funding through a Receivables Investment Fund – FIDC II, initiated in 2006 and managed by Banco Pactual Serviços Financeiros S.A.—DTVM and Fund Receipt Agent of Banco do Estado do Rio Grande do Sul S.A. - BANRISUL; the Risk Rating Agency was Standard & Poor’s, and the Custodian is Banco Itaú S.A. The transaction was backed by distribution receivables (credits from business operations) in the total amount of R$105,300, of which R$100,000 refer to senior quotas (investors) and the balance of R$5,300 to subordinated quotas (borrower). The financial settlement (inflow of funds) occurred in January 2007. Accounts receivable are transferred to the Fund upon billing, up to the limit of the monthly installment.

In 2008, the Concessionaire started a second funding process through a Receivables Investment Fund – FIDC IV. The fund was available on 8 July 2009 and the Receivables will be made available by the Assignor monthly, during 72 months.

The transaction was backed by distribution receivables (credits from business operations) in the total amount of R$136,850, of which R$130,000 refer to senior quotas (investors) and the balance of R$6,850 to subordinated quotas (borrower).

30.d. Maturity of Long-term Portions

Long-term portions of loans and financing mature as follows:

PRINCIPAL

	31/12/2010	31/12/2009	01/01/2009
2010	—	—	63,188
2011	—	52,942	45,364
2012	92,861	74,981	5,144
2013	127,769	76,126	1,929
2014	133,234	80,137	1,698
2015	61,022	62,703	1,488
2016	3,231	6,771	1,455
After 2016	31,225	1,471	143

	449,342	355,131	120,409

30.e. Breakdown of Debt Balance by Indexing Unit

Breakdown of Debt Balance by Currency/Indexing Unit:

INDEXING UNIT

	31/12/2010	31/12/2009	01/01/2009
TJLP	—	—	6.59%
RGR	13.98%	5.31%	13.20%
CDI	42.49%	33.17%	79.48%
IPCA	42.98%	61.51%	—
Other	0.56%	0.02%	0.73%

	100.00%	100.00%	100.00%

Notes	Page | 51

F-1-51

30.f. Finance Leases

The Concessionaire leases most of its vehicles. These assets are classified as finance leases, given that all risks and rewards are transferred to the CEEE-D.

Future lease payments are due as follows:

	Minimum payments of leases	Interest	Present value
As of 31 December 2010	977	7	970
Before one year	1,262	3	1,259

	2,239	10	2,229

	Minimum	Interest	Present
As of 31 December 2009	973	12	961
Before one year	977	7	970
More than one and less than five years	1,262	3	1,259
Over five years	—	—	—

	3,212	22	3,190

	Minimum	Interest	Present
As of 1 January 2009	869	15	854
Before one year	973	12	961
More than one and less than five years	2,239	10	2,229
Over five years	—	—	—

	4,081	37	4,044

The present values of future lease payments are analysed as:

	31/12/2010	31/12/2009	01/01/2009
Current Liabilities	1,198	1,054	977
Non-Current Liabilities	—	976	1,789

	1,198	2,030	2,766

30.g. Transaction Costs

From the loans listed, the amount of transaction costs incurred with the funding process entered into with Banco Máxima, breaks down as follows:

	Funding year	Transaction cost	TIR
Banco Máxima	2009	2,766	7.57%

The amount of transaction costs to be recognised in income in each following period is as follows:

Banco Máxima
2011	594
2012	382
2013	299
2014	433
2015	840

2,548

Notes	Page | 52

F-1-52

31. Post-employment benefits plan

The Concessionaire sponsors two benefit plants managed by Fundação ELETROCEEE, which are Plano Único (Single Plan) and CEEEPREV. It maintains the mandatory retirement payment to former public employees, as well as payment of supplemental retirement to former employees who retired through retirement incentive programmes.

Balances consist of:

Current	Note	31/12/2010	31/12/2009	01/01/2009
Accounts payable - Retirement incentive programs - CTP		3,607	5,859	7,892
Sponsor’s contribution	46.d.I	4,379	3,981	4,177
ELETROCEEE Foundation Ag 1254/95 Employee benefits	46.d.I	19,723	16,329	18,075
Provision for supplementary pension plan
Former public employees - State Law 3096/56 - EXA		80,776	81,512	76,367

		108,485	107,681	106,511

Non-current
Accounts payable - Retirement incentive programs - CTP		629	3,083	4,072
ELETROCEEE Foundation Ag 1254/95 Employee benefits	46.d.I	114,040	123,829	134,553
Provision for supplementary pension plan
Former public employees - State Law 3096/56 - EXA		499,249	511,913	492,887
Adjustment CVM Decision 600/09 - Benefit players
- CEEEPREV and PLANO ÚNICO		—	—	(2,564)

		613,918	638,825	628,948

31.a. Accounts payable – Retirement incentive programmes - CTP

Due to the Collective Labour Agreement, the Concessionaire is responsible for payments of supplements to retirements for years of service which were granted by the Brazilian Social Security Institute – INSS for beneficiaries duly registered under Fundação ELETROCEEE, but who did not fulfil all requirements for its enjoyment. In such a situation, the former employee shall be definitely granted with retirement by the Fundação. Accordingly, CEEE-D has provided for the whole amounts of future liabilities related to such compensation supplements, considering the average payment term for such benefits, discounted to present value, including payments to the Fundação.

31.b. Sponsorship payment – ELETROCEEE

Sponsorship Contribution - ELETROCEEE refers to monthly payments made by the Sponsor for Benefit Plants named as Plano Único (Single Plan) and CEEEPREV and Reserve Installment for Amortisation CEEEPREV.

31.b.1. Defined benefit plan

It refers to liabilities with Fundação ELETROCEE for the Defined Benefit Plan named Plano Único.

31.b.2. Defined Contribution Benefit Plan

CEEEPREV Plan was implemented in October 2002 with the migration of 59% of employees from the Plano Único. It was approved by the Supplementary Social Security Agency - SPC in 8 August 2002. For those who have migrated from Plano Único to CEEEPREV Plan the benefits with rights already accumulated in the origin plan as settled were preserved.

Notes	Page | 53

F-1-53

31.b.3. Fundação ELETROCEEE Agreement 1254 – Employee benefits

The amount for the agreement with ELETROCEEE No. SF 1254/95 is included in the total amount for actuarial obligation, relating to the debt acknowledgement instrument concerning unpaid contributions. Renegotiation was made in August 2003, according to its fifth amendment whose grace period lasted till December 2004. Repayment of principal amortizations started January 2005, with an estimated ending at 31 July 2018.

31.b.4. Provision for Retirement Supplement for Former Public Employees – State Law No. 3.096/56

It refers to the Concessionaire’s commitment to former public employees that are now retired and remaining from the old Comissão Estadual de Energia Elétrica (State Commission of Electricity), an agency succeeded by CEEE, established by State Law No. 4.136/61, and later by CEEE-D, registered according to the actuarial calculation.

According to CVM No. 600, dated 07 October 2009, which approved the CPC Pronouncement 33 - Employee benefits, in the following there is information about benefit plans, pension plan commitments and on the accounting policy adopted.

31.c. Accounting policy adopted by the Sponsorship in the recognition of actuarial gains and losses

•

Benefit Plan called Plano Único, Pension Plan CTP and for Former Public Employees - The recognition value for actuarial gains or losses shall correspond to the share of gain or loss exceeding the highest of 10% of Present Value for Actuarial Liability and 10% of Fair Value for Plan assets, according to item 92 of CVM Resolution 600/09.

•

CEEEPREV Benefit Plan – In this plan, the actuarial risk (less benefits than expected) and investment risk (invested assets and their revenue are not enough to cover expected benefits) are taken by those participating in the plan.

Accounting for normal CEEEPREV costs by the Concessionaire is determined by the payment amounts for each period effectively occurred, thus not existing actuarial gains or losses. Accordingly, recognition is performed based on contributions effectively made for the year.

Concerning past service cost, it is recognised through the straight-line method, as an expense, for the amortisation period of the Provision to Set Up with the CEEEPREV Plan. As for the recognition of actuarial gain or loss relating such past service commitment, it shall be completely recognised during the year.

According to prior accounting practices, included in CVC Resolution 371/00, accumulated actuarial losses within the 10-percent limit of present value for the defined benefit liability (corridor) had not been recognised in the Concessionaire’s income (losses). Losses beyond the corridor limit had been recognised in income (losses) during the average remaining life time for those participating in the Benefit Plan. Such procedures were not modified with the new accounting practice established in CPC 33. However, according to the exemption included in CPC 37 R1 (First-time adoption of IFRS), the Company decided not to recognise in its opening balance sheets (1 January 2009) actuarial gains or losses not registered in liabilities, as an offsetting entry to retained earnings, in shareholders’ equity. The Company decided to keep the aforementioned corridor approach for the recognition in income (loss) of actuarial gains and losses calculated as from the first-time adoption date.

31.d. Description of the base used for determination of expected return rate of Assets from CEEEPREV Plan and Plano Único

The real interest rate considered for the Plan is 6.00% per year (not considering inflation), as defined by the actuarial calculation of the plan as of 31 December 2009. Over the past nine years, the real average annual return rate on the plan assets was 8.47% p.a., but as determined by Brazilian legislation for pension funds, the maximum interest rate for actuarial projections is 6.00% per year plus inflation, so the total interest rate projected for the Plan is 11.71% per year.

For the actuarial evaluation of CEEEPREV Plan and Plano Único, the projected unit credit method was adopted.

Notes	Page | 54

F-1-54

31.e. Reconciliation of assets and liabilities recognised in balance sheet

Based on the result of actuarial valuation conducted under the responsibility of independent actuaries, the Concessionaire recorded a provision for additional contributions to the pension fund. The past service cost of CEEEPREV totalling R$147,088 as of 31 December 2010 (R$160,665 as of 31 December 2009 and R$174.242 as of 1 January 2009) is being recognised in CEEE-D in the remaining service time of employees, estimated at 11 years, according to item 96 of CVM Resolution 600/09.

Reconciliation of assets and liabilities recognised in the balance sheet is as below:

	31/12/2010					31/12/2009
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
RECONCILIATION OF PRESENT VALUE BALANCEs OF THE ACTUARIAL LIABILITY
Present value of actuarial obligation at the beginning of the year	(792,432)	(9,520)	(665,001)	(719,826)	(2,186,779)	(791,423)	(17,174)	(666,254)	(833,135)	(2,307,986)
Current service cost	(678)	—	—	(11,309)	(11,987)	(652)	—	—	(10,705)	(11,357)
Interest cost	(91,659)	(632)	(73,890)	(18,432)	(184,613)	(104,373)	(1,514)	(84,940)	7,892	(182,936)
Gain/ (Loss) Actuarial	(40,665)	224	(17,415)	(95,422)	(153,278)	52,458	1,139	(4,950)	76,354	125,001
Benefits paid by the plan	62,139	5,338	92,366	42,010	201,853	51,558	8,029	91,144	39,767	190,498

Present value of the actuarial liability at the end of the year	(863,295)	(4,590)	(663,940)	(802,979)	(2,334,804)	(792,432)	(9,520)	(665,001)	(719,826)	(2,186,780)

Present value of the CEEEPREV CD (defined contribution) portion	—	—	—	(100,350)	(100,350)	—	—	—	(76,354)	(76,354)

Present value of actuarial obligation at the end of the year	(863,295)	(4,590)	(663,940)	(903,330)	(2,435,154)	(792,432)	(9,520)	(665,001)	(796,180)	(2,263,134)

	31/12/2010					31/12/2009
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
ANALYSIS OF THE PLAN’s ACTUARIAL LIABILITY
Portion of the actuarial liability’s covered present value	(688,013)	—	—	(724,427)	(1,412,440)	(686,002)	—	—	(579,596)	(1,265,598)
Portion of the actuarial liability’s uncovered present value	(175,282)	(4,590)	(663,940)	(78,552)	(922,364)	(106,430)	(9,520)	(665,001)	(140,230)	(921,181)

Total actuarial liability’s present value at the end of the year	(863,295)	(4,590)	(663,940)	(802,979)	(2,334,804)	(792,432)	(9,520)	(665,001)	(719,826)	(2,186,779)

Plan Status	Partially covered	Uncovered	Uncovered	Partially covered		Partially covered	Uncovered	Uncovered	Partially covered

Notes	Page | 55

F-1-55

31.e. Reconciliation of Assets and Liabilities Recognised In Balance Sheet (continued)

	31/12/2010					31/12/2009
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
RECONCILIATION OF BALANCES OF ASSETS’ FAIR VALUE
Fair value of plan assets at the beginning of the year	686,002	—	—	579,597	1,265,599	825,605	—	—	591,221	1,416,826
Expected return on plan assets	80,974	—	—	—	80,974	111,077	—	—	(974)	110,103
Actuarial gains/ (losses)	(51,397)	—	—	138,681	87,284	(232,065)	—	—	(19,138)	(251,203)
Employer’s contributions	33,371	5,338	92,366	42,505	173,580	31,488	8,029	91,144	42,902	173,563
Contributions from plan participants	1,201	—	—	5,654	6,855	1,455	—	—	5,353	6,808
Benefits paid by the plan	(62,139)	(5,338)	(92,366)	(42,010)	(201,853)	(51,558)	(8,029)	(91,144)	(39,767)	(190,498)

Fair value of plan assets at the end of the year	688,012	—	—	724,427	1,412,439	686,002	—	—	579,597	1,265,599

	31/12/2010					31/12/2009
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
RECONCILIATION OF ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE SHEET
Present value of uncovered actuarial liability / (excess)	175,282	4,590	663,939	78,552	922,363	106,430	9,520	665,001	140,230	921,181
Amount not recognized as an asset / (liability)	(87,641)	—	—	—	(87,641)	(53,215)	—	—	—	(53,215)
Past service costs not accounted for	—	—	—	(147,088)	(147,088)	—	—	—	(160,665)	(160,665)
Unrecognized actuarial gain (loss)	(147,230)	(354)	(83,915)	43,260	(188,239)	(140,924)	(578)	(71,576)	—	(213,078)

Actuarial Liability	(59,589)	4,236	580,024	(25,276)	499,395	(87,709)	8,942	593,425	(20,435)	494,223

Actuarial Liability Adjustment (*)	136,794	—	—	86,214	223,008	168,173	—	—	84,110	252,283

Liability recognized in the sponsor	77,205	4,236	580,024	60,938	722,403	80,464	8,942	593,425	63,675	746,506

(*)	The adjustment of the actuarial liability consists of the supplement to the stated value on the actuarial valuation to at least include the liability assumed by the Company through the contract ELETROCEEE No. SF 1254/95 and the Sponsor’s contribution, according to note 31.b.

	2010					2009
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
CHANGES IN LIABILITIES (ASSETS) RECOGNIZED IN THE BALANCE SHEET
(Liabilities) assets recognized at the beginning of the year	87,709	(8,942)	(593,425)	20,435	(494,223)	(21,592)	(11,965)	(569,255)	(10,455)	(613,267)
Payments to the management’s net plan	33,372	5,338	92,367	42,505	173,582	31,488	8,029	91,144	42,902	173,563
Provision for benefit plans and other post-employment benefits	(61,491)	(632)	(78,966)	(37,664)	(178,753)	77,813	(5,006)	(115,314)	(12,012)	(54,519)

(Liabilities) assets recognized at the end of the year	59,590	(4,236)	(580,024)	25,276	(499,394)	87,709	(8,942)	(593,425)	20,435	(494,223)

Notes	Page | 56

F-1-56

31.e. Reconciliation of Assets and Liabilities Recognised In Balance Sheet (continued)

	2010 - Real					2011 - Estimada
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
BREAKDOWN OF THE YEAR’s EXPENSE
Current service cost	(678)	—	—	(11,309)	(11,987)	(409)	—	—	(11,918)	(12,327)
Participants’ contributions	1,201	—	—	5,654	6,855	—	—	—	5,959	5,959
Interest cost	(91,659)	(632)	(73,890)	(18,432)	(184,613)	(48,643)	(373)	(72,069)	(92,760)	(213,845)
Expected return on plan assets	80,974	—	—	—	80,974	39,437		—	42,467	81,904
Amortization of actuarial (gains) / losses	(51,330)	—	(5,075)	(13,577)	(69,982)	(104,066)	—	(17,521)	—	(121,587)
Past service amortization	—	—	—	—	—	—	—	—	(13,577)	(13,577)

Total year’s expense	(61,492)	(632)	(78,965)	(37,664)	(178,753)	(113,681)	(373)	(89,590)	(69,829)	(273,473)

Plan’s management	—	—	—	—	—	—	—	—	(1,122)	(1,122)
CEEEPREV CD (defined contribution) portion	—	—	—	—	—	—	—	—	(9,307)	(9,307)

Total revenue / (expense) of the year	(61,492)	(632)	(78,965)	(37,664)	(178,753)	(113,681)	(373)	(89,590)	(80,259)	(283,903)

Amount of payments expected by the company in the following year
Normal	—	—	—	—	—	14,209	5,626	97,345	10,950	128,130
Extraordinary	—	—	—	—	—	20,961	—	—	27,595	48,556
Management	—	—	—	—	—	—	—	—	1,123	1,123

Total expected payments to the Plan	—	—	—	—	—	35,170	5,626	97,345	39,668	177,809

Notes	Page | 57

F-1-57

31.e. Reconciliation of Assets and Liabilities Recognised In Balance Sheet (continued)

	Single Plan				CEEEPREV BD
	2007	2008	2009	2010	2007	2008	2009	2010
Amounts regarding the:
Present value of the plan’s actuarial liability	715,475	791,423	792,432	863,295	758,724	775,918	719,826	802,979
Fair value of plan assets	671,466	825,605	686,002	688,013	731,877	591,221	579,597	724,427
Technical surplus/ (deficit) of the plan	(44,009)	34,182	(106,430)	(175,282)	(26,847)	(184,697)	(140,230)	(78,552)
Experience adjustments arising from
Percentage gains/ (losses) of plan liabilities	10.0%	-6.8%	6.6%	-4.7%	10%	3.4%	10.6%	-11.9%
Percentage gains/ (losses) of plan assets	-2.0%	12.9%	-33.8%	-7.5%	-2%	-39.8%	-3.3%	19.1%

	EXA				CTP
	2007	2008	2009	2010	2007	2008	2009	2010
Amounts regarding the:
Present value of the plan’s actuarial liability	652,778	666,254	665,001	663,939	23,889	17,174	9,520	4,590
Technical surplus/ (deficit) of the plan	(652,778)	(666,254)	(665,001)	(663,939)	(23,889)	(17,174)	(9,520)	(4,590)
Experience adjustments arising from
Percentage gains/ (losses) of plan liabilities	-10.6%	-4.8%	-0.7%	-2.6%	7.4%	-16.4%	12.0%	4.9%

Notes	Page | 58

F-1-58

	2010
	Single Plan	CEEEPREV
CATEGORIES OF PLAN ASSETS
Government Bonds	36.62%	49.80%
Private credits and deposits - other companies	11.50%	10.58%
Private credits and deposits - supporters	2.14%	2.91%
Variable income - other companies	17.91%	24.36%
Investment funds	28.56%	5.06%
Investment properties	1.01%	1.38%
Loans and financing	2.27%	5.91%

Total as a percentage of plan assets	100.00%	100.00%

	2010
	Single Plan	CEEEPREV
ANNUAL RETURN ON ASSETES
Actual annual return on plan assets	11.71%	11.71%

	2010
	Single Plan
AMOUNT INCLUDED IN THE FAIR VALUE OF PLAN ASSETS
In financial instruments of the company itself		0.13%
31.f. Actuarial premises and assumptions adopted for calculation

	Single Plan	CTP	EXA	CEEEPREV BD
ACTUARIAL ASSUMPTIONS ADOPTED
Discount rate for actuarial liability	6.00%	6.00%	6.00%	6.00%
Total interest rate of return on investments	11.71%	—	—	11.71%
Salary growth	5.39%	—	—	5.39%
General mortality table	AT-83	AT-83	AT-83	AT-83
Mortality table of disabled people	AT-49	—	—	AT-49
Table of entry into disability	Light-Average	—	—	Light-Average
Turnover	Null	—	—	Null
Retirement age - Normal Retirement	—	—	—	60 years
Retirement Age - Settled Benefit	55 years*	—	—	55 years*
Inflation Rate	5.39%	5.39%	5.39%	5.39%

*	The professional should retire by the INSS

32. Estimated Liabilities

Balances consist of:

	31/12/2010	31/12/2009	01/01/2009
Provision for vacation pay, year-end bonus, bonuses and social charge	32,588	21,270	18,920
Withholding on remuneration	—	—	507
Attendance Award	271	270	183

Total	32,859	21,540	19,610

Notes	Page | 59

F-1-59

33. Consumer Charges to be Collected

Balances consist of:

	31/12/2010	31/12/2009	01/01/2009
Global Reversion Reserve - RGR	911	1,255	1,067
Fuel Consumption Account - CCC	17,484	1,426	19,565
Energy development account – CDE quotas	5,974	5,696	4,922

Total	24,369	8,377	25,554

33.a. Global Reversion Reserve - RGR

Created through law No. 8.631 of 4 March 1993, with the purpose of providing funds for the reversion, takeover, expansion, and improvement of electricity public services.

33.b. Fuel Consumption Account - CCC

The Fuel Consumption Account – CCC was created to provide subsidies to the generation of electricity using fossil fuels; to regulate the apportionment of acquisition costs of such fuel among the concessionaires or authorised companies of the country; to guarantee the financial resources to the supply of electricity to consumers in areas isolated from the generation and distribution system; and the thermoelectric generation, which mainly meets the peak-hour demand of interconnected systems, with uniform rates.

33.c. Energy development account – CDE quotas

The Energy Development Account was created through Law No. 10.438 of 26 April 2002, article 13, aiming the energy development of the States and the competitiveness of the energy produced by wind farms, small plants, biomass, natural gas, and mineral coal in the areas served by the interconnected systems, besides the promotion of electricity universalization in all the country, in compliance with the limits and restrictions established by law for such funds.

34. Provisions for contingencies

Provisions and accounts payable recognised as contingent liabilities, net of the corresponding court deposits, breakdown as follows:

	31/12/2010	31/12/2009	01/01/2009
Current
Provision for labor claims	110,262	87,245	81,019
Provision for civil contingencies	72,218	60,492	47,526

Total	182,480	147,737	128,545

Non-current
Provision for labor claims	186,400	220,240	231,675
Provision for civil contingencies	78,439	103,998	90,312
Accounts payable for civil contingencies	6,650	6,781	24,609
Provision for tax contingencies	58	58	3,445
(-) Deposits in court - Labor claims and civil contingencies	(28,144)	(96,086)	(91,731)

Total	243,403	234,991	258,310

	425,883	382,728	386,855

Notes	Page | 60

F-1-60

	Provision for contingencies
	Labor	Civil	Tax	Total
Opening balance as of 01/01/2009	247,078	136,332	3,445	386,855

(+) New inputs	55,047	56,439	—	111,486
(-) Payments	(61,409)	(29,964)	—	(91,373)
(-) Reverted amounts	(38,400)	(37,429)	(3,387)	(79,216)
(+) Monetary correction	39,553	19,778	—	59,331
(-) Deposited amounts	(3,833)	4,567	—	734
(-) Correction of deposits	(3,720)	(1,369)	—	(5,089)

(=) Closing balance as of 31/12/2009	234,316	148,354	58	382,728

(+) New inputs	68,738	74,009	—	142,747
(-) Payments	(68,915)	(42,828)	—	(111,743)
(-) Reverted amounts	(49,399)	(67,705)	—	(117,104)
(+) Monetary correction	38,755	22,563	—	61,318
(-) Deposited amounts	47,710	16,307	—	64,017
(-) Correction of deposits	4,382	(462)	—	3,920

(=) Closing balance as of 31/12/2010	275,587	150,238	58	425,883

34.a. Provision for Labour Contingencies

The Concessionaire has been constantly improving the calculation of contingent amounts based on data related to payments upon the conclusion of legal disputes related to labour claims. A detailed analysis of the Concessionaires’ chances of a favourable outcome for labour claims was made in order to support the proper decision about the need for setting up provisions or not. Estimates about the possible decision and the financial effects of the contingencies were determined based on management’s judgment considering the history of losses in suits of similar nature and the likelihood of a favourable outcome for each suit. The main suits filed against the Concessionaire refer to termination amounts, several liability, additional pension amounts, joint liability, employment relationship, FGTS (severance pay fund), proper employment register and assiduousness bonus.

34.b. Provision for civil contingencies

The Concessionaire is involved in several civil suits for which a provision was recognised in the amount of payments considered probable according to their legal counsellors, by means of an individual analysis of each suit. The suits filed against the Concessionaires relate to return agreements, discontinuance/reconnection of electricity supply, pain and suffering and property damage, review of electricity consumption, suspension of collection, lawyers’ fees, electricity sale and purchase agreement, expropriation, review of contracts, emergency capacity charges and others.

34.c. Provision for tax contingencies

The amount of R$58 refers to the provision for tax assessment notice No. 036/2005 filed by the Municipal Government of Alvorada due to the supposed failure to collect the Services Tax (ISSQN) levied on the sharing of the infrastructure, which was challenged at the administrative level by the Concessionaire.

CEEE-D had a favourable court decision on the suit about the offsetting of credits from FUNRURAL, lawsuit No. 98.00.26268-7. Accordingly, in 2006 a credit amounting to R$10,812 was recognised for CEEE-D, referring to undue payments made in the period from September 1989 to June 1991. By the end of 2007, the Concessionaire offset such credit amounts; however, it was tax assessed by the social security inspection authority on FUNRURAL amounts offset. The Concessionaire has been discussing this matter at the administrative level. The current amount involved is R$5,628 and, according to the opinion of legal counsellors, an unfavourable outcome is considered as possible.

With regard to ICMS, CEEE-D has administrative proceedings that mainly refer to a possible underpayment of the tax. These contingencies amount to R$11,882 and according to legal counsellors a negative outcome for these demands is considered possible.

Notes	Page | 61

F-1-61

35.Research and Development Program and Energy Efficiency Program

Balance breakdown is as follows:

Current	31/12/2010	31/12/2009	01/01/2009
PEE Funds	41,728	40,948	25,466
P&D Funds	35,511	29,670	23,965
FNDCT Funds	594	557	4,529
MME Funds	297	278	2,264

Total	78,130	71,453	56,224

Non-current
PEE Funds	9,977	8,517	12,260
P&D Funds	3,597	3,409	5,220

Total	13,574	11,926	17,480

PEE and P&D are investment programmes established by ANEEL that are calculated based on the net operating revenue of the companies, which result in direct benefits and savings to the consumer, by means of actions implemented in the facilities of the consumer unit.

To the Energy Efficiency Program - PEE and the Research and Development - P&D, the Concessionaire allocates annually 1% of net operating revenue, 0.50% to P&D and 0.50% to PEE.

From the amounts allocated to P&D, 40% are invested in Research and Development projects, 40% are transferred to the National Fund for Science and Technology Development - FNDCT, and 20% to the Ministry of Mining and Energy - MME.

The balance of liabilities from these programmes is as follows:

	PEE			P&D
Current	31/12/2010	31/12/2009	01/01/2009	31/12/2010	31/12/2009	01/01/2009
PEE	27,664	21,093	8,125	—	—	—
P&D	—	—	—	24,740	21,910	19,119
Monetary restatement of the pending balance	14,064	19,855	17,341	10,771	7,760	4,846

Total	41,728	40,948	25,466	35,511	29,670	23,965

Noncurrent
PEE	8,648	8,217	11,322	—	—	—
P&D	—	—	—	3,459	3,287	4,818
Monetary restatement of the pending balance	1,329	300	938	138	122	402

Total	9,977	8,517	12,260	3,597	3,409	5,220

Notes	Page | 62

F-1-62

36. Other liabilities

Balance breakdown is as follows:

Current	Note	31/12/2010	31/12/2009	01/01/2009
Emergency Capacity Charge		1,610	1,628	1,971
Contribution to fund the Public Lighting Service - CIP		4,139	3,878	3,504
Profit Sharing Program - PPR		5,228	5,228	5,134
Provision for notice of infraction	36.a	5,446	20,660	4,481
Book entry	36.b	1,997	2,105	—
Consumers	36.c	15,669	9,291	9,825
Court Agreement	36.d	—	4,200	—
Other creditors	36.c	9,968	5,908	5,642

Total		44,057	52,898	30,557

Non-current
Loan agreement	36.e	—	37,980	—
Attendance Award		1,586	1,553	1,538
Provision for notice of infraction	36.a	35,903	5,609	—
Other creditors		2,088	2,339	458

Total		39,577	47,481	1,996

36.a. Provision for Notice of Violation

The amount of R$5,446 (R$20,660 as of 31 December 2009 and R$4,481 as of 1 January of 2009) refers to Notice of Violation No. 04/2005 dealing with the imposition of a penalty to Companhia Estadual de Distribuição de Energia Elétrica - CEEE-D for indemnity claims for damages caused to electrical equipment caused by disturbances in the electrical system. The amount of R$35,903 (R$5,609 as of 31 December 2009) recorded in Noncurrent Liabilities mainly refers to Notices of Violation for the non-compliance of the Concessionaire with continuity indicators DEC (Duration) and FEC (Frequency) (2006, 2007 and 2008).

36.b. Book Entry

The amount of R$1,997 (R$2,105 as of 31 December 2009) consists of the balances of contracts that rule the sharing of IT and Telecommunications activities between Companhia Estadual de Distribuição de Energia Elétrica - CEEE-D and Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT.

36.c. Consumers

The amount of R$15,669 (R$9,291 as of 31 December 2009 and R$9,825 as of 01 January 2009) refers to credits owned to consumers referring to payments in duplicate or overbilling.

36.d. Court Agreement

The amount of R$4,200 (as of 31 December 2009) refers to a court agreement entered into by Companhia Estadual de Distribuição de Energia Elétrica- CEEE-D and Ivaí Engenharia de Obras S.A.

Notes	Page | 63

F-1-63

36.e. Loan agreement

On 29 October 2008, through Decision No. 3.984, ANEEL authorized the loan agreement entered into between CEEE-GT (lender) and CEEE-D (borrower) amounting to R$50,000, to be repaid in 12 monthly installments as from August 2009 and bearing interest at CDI. The loan agreement between the parties was entered into on 31 January 2009 and the amount made available on 12 March 2009.

Later, on 23 March 2009, through Decision No. 1.045, ANEEL authorized a new loan agreement between CEEE-GT (lender) and CEEE-D (borrower) amounting to R$50,000, under the same rules of the loan agreement in effect. This loan agreement between the parties was entered into on 25 March 2009 and the amount made available on the same date.

On 9 July 2009, CEEE-D (borrower) paid the restated balance of R$51,399, net of taxes, by means of anticipated settlement of the loan agreement entered into on 25 March 2009, settled in 2010.

37. Reimbursements to customers

Balance breakdown is as follows:

	31/12/2010	31/12/2009	01/01/2009
Authoritative Resolution 715/2008	—	—	33,108
Authoritative Resolution 895/2009	—	24,578	—
Authoritative Resolution 1074/2010	59,514	—	—

Total	59,514	24,578	33,108

In October 2010, with the pronouncement of ANEEL through Technical Note No. 318/2010-SRE/ANEEL of 8 October 2010, the liabilities amount of 2010 was approved.

38. Shareholders’ equity

38.a. Share capital

The Company’s shareholders approved during the Extraordinary Shareholders’ Meeting held on 2 October 2009, the reverse split of the totality of Concessionaire’s shares at the ratio of one thousand (1,000) shares for each share of the same kind, according to article 12 of Law No. 6.404/76. Accordingly, share capital is now represented by 387,229,828 registered shares with no par value, being 380,669,270 common shares and 6,560,558 preferred shares, with no voting rights, and no change in the Concessionaire’s share capital amount of R$23,703, which breaks down as follows:

	31/12/2010
	Common		Preferred		Total
	Number	%	Number	%	Number	%
CEEE-PAR	255,232,851	67.04	43,495	0.67	255,276,346	65.92
ELETROBRÁS	122,681,434	32.23	3,505,584	53.43	126,187,018	32.59
Municipalities	1,327,238	0.35	2,036,684	31.04	3,363,922	0.87
BM&Fbovespa S.A	1,400,904	0.37	906,932	13.82	2,307,836	0.60
Other	26,843	0.01	67,863	1.04	94,706	0.02

	380,669,270	100.00	6,560,558	100.00	387,229,828	100.00

Notes	Page | 64

F-1-64

	31/12/2009
	Common		Preferred		Total
	Number	%	Number	%	Number	%
CEEE-PAR	255,232,851	67.04	43,495	0.67	255,276,346	65.92
ELETROBRÁS	122,681,434	32.23	3,505,584	53.43	126,187,018	32.59
Municipalities	1,327,238	0.35	2,036,684	31.04	3,363,922	0.87
BM&FBovespa S.A	1,400,335	0.37	906,413	13.82	2,306,748	0.60
Other	27,412	0.01	68,382	1.04	95,794	0.02

	380,669,270	100.00	6,560,558	100.00	387,229,828	100.00

38.b. Tax incentive reserve

The Concessionaire’s management recorded the Tax Incentive Reserve in compliance with article 195 and articl195 - A of Law 6404/76, in the amount of R$ 1,592,060 corresponding to the Compensation Account (“CRC”) posted in the results for 2009 amounting to R$ 1,730,530, and later transferred to the Tax Incentive Reserve up to the limit of the net income for the year.

Considering that the reserve recorded is less than the subsidies recorded in the results for the years ended December 31, 2010 and 2009 in the amounts of R$ 16,092 and R$ 138,470, respectively, it should be complemented from the future results up to the amount of R$ 1,813,957, as required by paragraph 3 of article 18 of Law 11941 of May 27, 2009.

38.c. Prior years’ adjustments

In 2010 an adjustment to Shareholders’ Equity referring to the Portion A cost variation offsetting account in the amount of R$7,982, the recognition of Transaction Costs from Loans and Financing in the amount of R$2,766 and the recognition of the fair value of assets referring to forest nursery areas in the amount of R$9,709 was made, according to note 6.5. The total of the Tax Incentive Reserve was adjusted to R$1,926,175 and reclassified in 2009 for comparison purposes.

	Share capital	Tax incentive reserve	Income reserve	Accumulated losses	Total shareholders’ equity
	23,703	1,905,718	7,781	(210,826)	1,726,376

Prior years’ adjustments
Derecognition of regulatory assets and liabilities	—	7,982	—	—	7,982
Transaction costs - CPC 08	—	2,766	—	—	2,766
Biologica assets	—	9,709	—	—	9,709
Absorption of income reserve	—	—	(7,781)	7,781

Total	23,703	1,926,175	—	(203,045)	1,746,833

Notes	Page | 65

F-1-65

39. Earnings per share

The numerator used to calculate basic and diluted earnings per share was net income after taxes.

Balance breakdown is as follows:

39.a. Basic

	31/12/2010
	Common	Preferred	Total
Basic numerator
Net Income/ Loss	(207,254)	(3,572)	(210,826)
Basic denominated
Average shares	380,669,270	6,560,558	387,229,828

Basic earnings/ losses per share - R$	(0.54)	(0.54)	(0.54)

	31/12/2009
	Common	Preferred	Total
Basic numerator
Net Income/ Loss	1,900,152	32,748	1,932,900
Basic denominated
Average shares	380,669,270	6,560,558	387,229,828

Basic earnings/ losses per share - R$	4.99	4.99	4.99

39.b. Diluted

	31/12/2010	31/12/2009
Diluted numerator
Income/ loss for common shares	(207,254)	1,900,152
Income/ loss for preferred shares	(3,572)	32,748

	(210,826)	1,932,900

Diluted denominated
Common shares	380,669,270	380,669,270
Preferred shares	6,560,558	6,560,558

	387,229,828	387,229,828

Diluted earnings/ losses per share - R$	(0.54)	4.99

Notes	Page | 66

F-1-66

40. Net Revenue

Net Revenue breakdowns as follows:

	31/12/2010	31/12/2009
Gross Revenue
Electricity sold to final consumers	1,043,176	983,320
Availability of the distribution system	1,522,526	1,424,236
Short-term electricity	8,210	920
Construction revenue	121,328	149,841
Other operating revenue	7,187	61,354

	2,702,427	2,619,671

Deduction from revenue
ICMS	(571,487)	(540,838)
PASEP	(22,681)	(21,308)
COFINS	(104,469)	(98,148)
RGR quota	(7,837)	(14,131)
Other charges	(7,054)	(962)
Consumer charges - P&D / MME / FNDCT / PEE	(17,298)	(16,435)
Subventions CCC	(78,376)	(58,854)
Enegy development account - CDE	(71,686)	(68,347)

	(880,888)	(819,023)

Net Revenue	1,821,539	1,800,648

40.a. Electricity sold to final consumers

Balance breakdown is as follows:

	Number of consumers (*)		Supply MWh (*)
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Residential	1,246,791	1,223,506	2,314,466	2,432,406
Industrial	12,444	11,865	1,690,331	1,414,721
Commercial	116,753	113,445	2,009,606	1,862,154
Rural	82,209	81,760	605,637	494,883
Public sector	6,754	6,586	279,306	277,707
Other	918	902	477,624	428,673

	1,465,869	1,438,064	7,376,970	6,910,544

	Supply R$		Availability of the distribution system R$
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Residential	375,646	364,189	682,917	642,475
Industrial	224,252	203,165	186,587	164,242
Commercial	308,786	301,079	432,756	406,661
Rural	42,963	38,492	59,286	55,051
Public sector	39,105	39,025	62,257	61,545
Other	52,424	37,370	98,723	94,262

	1,043,176	983,320	1,522,526	1,424,236

(*)	Data not subject to the examination of the independent auditor.

The caption Other mainly refers to the supply and availability of the distribution system to Public Service and Public Lighting.

Notes	Page | 67

F-1-67

40.b Improvements and Construction Work Services

Improvements and construction work services which represent a potential source of additional revenues are fully recorded as intangible assets in their construction stage and the portion corresponding to financial assets is transferred only when it is possible to reliably calculate the amounts of intangible and financial assets. This division happens upon the start of operation of new investments, by means of a process called “unitization”. Costs of improvements and construction work services include materials and services, in addition to costs of management, supervision and monitoring of construction works. Improvement and construction work services are mostly provided by outsourced companies. The Concessionaire considers immaterial a possible construction margin value.

Amounts of improvements and construction work services:

	31/12/2010	31/12/2009 Republished
Improvements and construction services	139,122	148,932
(-) Addition to special obligations	(17,794)	909
Construction margin	—	—

Total improvements and construction services	121,328	149,841

Notes	Page | 68

F-1-68

41. Cost of electricity

41.a. Electricity Purchased for Resale

Balance breakdown is as follows:

SUPPLY - MWh (*)	31/12/2010	31/12/2009
AES Uruguaiana	—	162,790
Itaipu	1,867,455	1,968,354
CGTEE	326,809	572,857
ENERCAN	209,685	210,432
CHESF	832,163	756,685
Energy sale at CCEE	451,927	814,996
COPEL	290,182	290,182
CERAN	465,161	454,644
CESP	376,991	331,593
ELETRONORTE	562,532	364,777
DUKE PARANAPANEMA	116,781	116,781
FURNAS	1,030,542	949,355
PROINFA	201,564	177,783
Other	847,220	890,140

	7,579,012	8,061,369

SUPPLY - R$	31/12/2010	31/12/2009
AES Uruguaiana	—	22,846
Itaipu	173,966	200,608
CGTEE	32,742	45,624
ENERCAN	24,467	24,350
CHESF	64,020	54,081
Energy sale at CCEE	160,392	119,644
COPEL	23,309	22,327
CERAN	69,589	66,994
CESP	34,338	27,015
ELETRONORTE	51,144	30,194
DUKE PARANAPANEMA	10,264	9,832
FURNAS	88,895	74,620
PROINFA	34,892	30,460
Other	130,199	119,601

	898,217	848,196

Notes	Page | 69

F-1-69

42. Operating Costs and Expenses per Nature

Balance breakdown is as follows:

OPERATING COSTS AND EXPENSES	OPERATING COST		SELLING EXPENSES		GENERAL AND ADMINISTRATIVE		OTHER OPERATING EXPENSES		TOTAL
	31/12/2010	31/12/2009	31/12/2010	31/12/2009	31/12/2010	31/12/2009	31/12/2010	31/12/2009	31/12/2010	31/12/2009
Staff and Management
Remuneration and charges	139,119	106,356	—	—	53,799	40,847	3,268	7,714	196,186	154,917
Clause 25	—	—	—	—	—	—	688	5,006	688	5,006
ELETROCEEE Foundation - Assets and Supplemented	25,639	30,489	—	—	—	—	5,749	4,341	31,388	34,830
INSS - Employer	52,827	39,003	—	—	—	—	29	52	52,856	39,055
Management (see note 46.c)	27	75	—	—	801	457	13	—	841	532

Subtotal Staff/ Management	217,612	175,923	—	—	54,600	41,304	9,747	17,113	281,959	234,340
Empr. Fund. ELETROCEEE - SF 1254 (see note. 31.c)	19,897	18,865	—	—	—	—	—	—	19,897	18,865

Total Staff and Management	237,509	194,788	—	—	54,600	41,304	9,747	17,113	301,856	253,205

Material	20,582	14,761	—	—	1,366	1,105	13	148	21,961	16,014
Third Party Services	75,542	57,798	10,584	9,725	9,762	11,407	11,215	9,866	107,103	88,796
Inspection Fee - ANEEL	—	—	—	—	—	—	3,837	3,453	3,837	3,453
Depreciation and Amortization of the concession	6,834	7,874	—	—	1,743	1,572	575	575	9,152	10,021
Construction Cost (see note 40.b)	121,328	149,841	—	—	—	—	—	—	121,328	149,841
Amortization of Concession Intangible Assets	70,020	67,668	—	—	—	—	—	—	70,020	67,668
Donations, Contributions and Subventions	—	—	—	—	—	—	74	24	74	24
Leasing and Rentals	3,732	904	—	—	(257)	(255)	1,141	1,134	4,616	1,783
Insurance	40	—	—	—	153	90	—	—	193	90
Taxes	494	553	—	—	800	757	1,388	3	2,682	1,313
Allowance for doubtfull accounts	—	—	18,917	25,030	—	—	—	—	18,917	25,030
Provision for labor claims	—	—	—	—	—	—	74,607	65,472	74,607	65,472
Provision for civil contingencies	—	—	—	—	—	—	39,295	49,349	39,295	49,349
Provision for Tax Contingencies	—	—	—	—	—	—	—	(3,387)	—	(3,387)
Assessment of tax deficiency and Notifications	—	—	—	—	—	—	24,429	5,609	24,429	5,609
Other Provisions	—	—	—	—	—	—	(1,121)	(1,842)	(1,121)	(1,842)
Provision for former public employees	—	—	—	—	—	—	78,927	115,051	78,927	115,051
ELETROCEEE Foundation - former public employees	—	—	—	—	—	—	3,255	4,324	3,255	4,324
Installment payment of DEC/FEC fine	—	—	—	—	—	—	—	15,111	—	15,111
Settlement of the installment payment of civil contingencies	—	—	—	—	—	—	—	16,024	—	16,024
Other	9,264	10,005	—	—	5,665	5,524	12,772	7,140	27,701	22,669

TOTAL	545,345	504,192	29,501	34,755	73,832	61,504	260,154	305,167	908,832	905,618

Notes	Page | 70

F-1-70

43. Other Revenues (Expenses)

Balance breakdown is as follows:

43.a. Compensation Account

The amount of R$16,092 ( R$ 1.730,530 as of 31 December 2009) refers to the recognition of credits from the Government Subvention for Investments - Compensation Account – CRC, from compensations made in compliance with Law No. 8.631/93 (amended by Law No. 8.724/93).

CPC 07, dealing with Government Subventions and Assistance, approved by CVM Decision No. 555 of 12 November 2008, determines that government subventions and donations be accounted for in a Statement of operations Account (revenues).

As proposed by Concessionaire’s management, a Tax Incentive Reserve was set up in compliance with article 195 of Law No. 6404/75, in the amount referring to CRC.

According to article 18 of Law No. 11.941 of 27 May 2007, the amounts referring to government subventions shall be kept in the Tax Incentive Reserve; are not subject to taxation and not included in the calculation basis of mandatory dividends. (See notes 17 and 38.b).

44. Financial revenues (expenses)

Balance breakdown is as follows:

	31/12/2010	31/12/2009
FINANCIAL REVENUE
Revenue from financial investments	6,242	5,747
Late-payment charges - Energy sold	38,083	37,765
Monetary correction of deposits in court	1,311	5,089
Financial revenue in installments	18,297	10,766
Monetary variation - Purchased energy	5,122	21,264
Monetary correction - Free Energy - ANEEL Decision 2517	17,709	—
Other financial revenue	16,064	5,713

	102,828	86,344

FINANCIAL EXPENSE
Debt charges	(21,296)	(9,221)
Financial expenses from PEE/P&D/PLT	(4,550)	(6,160)
Monetary variation - Loans and financing	(47,074)	(24,005)
Monetary variation - Purchased energy	(3,511)	(3,699)
ANEEL fines - Concession agreements	(15,357)	—
Monetary correction of deposits in court	(5,232)	—
Monetary correction and interest	(17,616)	(14,541)
Other financial expenses	(8,540)	(6,000)
	(123,176)	(63,626)

FINANCIAL REVENUE/ EXPENSE	(20,348)	22,718

Notes	Page | 71

F-1-71

45. Income and social contribution taxes

Reconciliation of the expenses on Corporate Income Tax – IRPJ and Social Contribution tax - CSLL disclosed and the amounts calculated by the adoption of statutory tax rates as of 31 December 2010 and 2009.

Balance breakdown is as follows:

	31/12/2010		31/12/2009
	IRPJ	CSLL	IRPJ	CSLL
Net loss/income before IRPJ and CSLL	(194,734)	(194,734)	1,598,785	1,598,785
Adjustments resulting from RTT (Temporary Tax Scheme)	20,148	20,148	(28,446)	(28,446)
Net loss/income before IRPJ and CSLL after RTT adjustments	(174,586)	(174,586)	1,570,339	1,570,339
Net effect of non-deductible temporary provisions set up/realised in the year	3,885	3,885	(1,636,797)	(1,636,797)
Non-deductible expenses and other permanent add-backs	633	633	606	606

Taxable income and calculation basis of social contribution tax before offset	(170,068)	(170,068)	(65,852)	(65,852)

Income and social contribution tax loss carryforwards	—	—	—	—

Taxable income and calculation basis of social contribution tax after offset	(170,068)	(170,068)	(65,852)	(65,852)

Applicable tax rate	25%	9%	25%	9%

Income and social contribution taxes at statutory rates	—	—	—	—

46. Related-party transactions

Related-party transactions including the purchase and sale of electricity and financing transactions were conducted. Electricity is sold based on rates approved by ANEEL and under market conditions.

(a) Company

The Concessionaire is directly controlled by Companhia Estadual de Energia Elétrica Participações - CEEE-Par, which holds 65.92% of the concessionaire’s ownership interest. However, the Concessionaire is indirectly controlled by the Government of the State of Rio Grande do Sul, which holds 100% of CEEE-Par’s ownership interest.

The amount of transactions conducted with the Government of the State of Rio Grande do Sul is as follows:

EQUITY ACCOUNTS	Note	31/12/2010	31/12/2009	01/01/2009
CURRENT ASSETS
SIAC / BANRISUL	7	12,098	84,535	4,988
Installment payment - Sale of electricity	8	—	13,778	—
Assignment of employees	13	172	136	48
SEINFRA/CEITEC Agreement	13	—	637	—
NON-CURRENT ASSETS
Special SIAC / BANRISUL	7	2,148	18,936	22,161
CEEE - SIAC BANRISUL	7	2,435	3,779	3,437
Installment payment - Sale of electricity	8	4,768	4,768	24,546
Installment payment - FAMURS	8	17,178	17,178	13,363

Total receivable		38,799	143,747	68,543

Notes	Page | 72

F-1-72

INCOME/ LOSS ACCOUNTS	31/12/2010	31/12/2009
Operating revenue/ sale of electricity	34,658	34,409

Financial revenue/ SIAC earnings	5,871	5,405

Total	40,529	39,814

(b) Entities jointly controlled or with significant influence on the entity.

The Concessionaire is significantly influenced by Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT and by Centrais Elétricas Brasileiras – ELETROBRÁS.

I) CEEE-GT is a corporation controlled by CEEE-Par, also the controlling company of CEEE-D.

The transactions conducted with Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT amount to the following:

EQUITY ACCOUNTS	Note	31/12/2010	31/12/2009	01/01/2009
CURRENT ASSETS
Assignment of employees	13	93	116	134

Total receivable		93	116	134

CURRENT LIABILITIES
Sponsor’s contribution - ELETROCEEE Foundation	31	4,379	3,981	4,177
Loan - ELETROCEEE Foundation - Agreement 1254	31	19,723	16,329	18,075

Total payable		24,102	20,310	22,252

NON-CURRENT LIABILITIES
Loan	31	114,040	123,829	134,553

Total payable		138,142	144,139	156,805

INCOME/ LOSS ACCOUNTS		31/12/2010	31/12/2009
Operating expenses - Personnel
Sponsor’s contribution - ELETROCEEE Foundation	42	(31,388)	(34,830)
Loan - ELETROCEEE Foundation - Agreement 1254	42	(19,897)	(18,865)
ELETROCEEE Foundation - former public employees		(3,255)	(4,324)

Total		(54,540)	(58,019)

Notes	Page | 73

F-1-73

The Book Entry comprises the balances of the contracts ruling the Sharing of IT Funds Investment Activities (CTI Reimbursement) and Sharing of Telecommunications and Electricity Infrastructure and Activities, Development, Implementation, Operation and Maintenance of Information and Telecommunications Systems (TELECOM). The CTI Reimbursement contract establishes the payment by CEEE-GT of 25% of the costs of CTI, restated by IGPM, with the possibility of review of its terms at any moment in view of the need to establish the economic and financial balance of the object of the contract. The TELECOM contract establishes the balance among the commitments taken on when there is a financial counter entry, which cannot generate financial credits to the parties. These contracts do not require guarantees, and no allowances for doubtful accounts are recognised.

Transactions referring to Electricity Purchased for Resale and System Use Charges are conducted in compliance with the rates approved by ANEEL, and conducted in conditions similar to market conditions.

II) ELETROBRÁS holds 32.59% the Concessionaire’s ownership interest, participating in the Concessionaire’s financial and operational decisions.

The amount of transactions conducted with ELETROBRÁS is as follows:

EQUITY ACCOUNTS	Note	31/12/2010	31/12/2009	01/01/2009
CURRENT ASSETS
Programa RELUZ	13	9,670	2,183	1,484
Compulsory loan - ELETROBRÁS	13	—	—	3,286
Assignment of employes	13	112	107	97
CDE ELETROBRÁS subevention - PLT	13	—	3,438	23,361

Total a Receber		9,782	5,728	28,228

CURRENT LIABILITIES
Loans	30	7,553	9,986	18,396

Total payable		7,553	9,986	18,396

NON-CURRENT LIABILITIES
Loans	30	62,802	18,847	23,829

Total payable		62,802	18,847	23,829

INCOME/ LOSS ACCOUNTS		31/12/2010	31/12/2009
Financial expenses		(3,559)	(2,465)

Loans		(3,559)	(2,465)

Total		(3,559)	(2,465)

The amounts of transactions conducted with ELETROBRÁS result from several loans, see note 30.a, and bear interest at rates lower than market rates.

(c) Key-management personnel of the entity or respective controlling company

CEEE-D considers as key-management personnel its Directors, Members of the Audit Committee, and of the Board of Directors. The amount spent on remuneration, charges and benefits of management in December 2010 was R$1,175 (R$532 as of 31 December 2009).

Notes	Page | 74

F-1-74

The Concessionaire has directors employees and non-employees.

The remuneration of the Directors employees consists of salary or management’s compensation plus entertainment allowance, and Directors’ costs are accounted for under the caption Personnel according to ANEEL’s chart of accounts.

The remuneration of non-employee Directors, who have employment relationship with another entity, consists of their full salary (reimbursed by the Concessionaire to the entity of origin) plus entertainment allowance.

The remuneration of non-employee Directors, with no employment relationship with another entity, consists of the management’s compensation plus entertainment allowance.

REMUNERATION/BENEFITS/CHARGES	2010	2009
Board of Directors	316	192
Audit Committee	146	76
Entertainment Allowance	117	145
Management’s Compensation of Director Non-employee	81	43
Charges	181	76

Subtotal	841	532

Directors Employees	334	—

Total	1,175	532

(d) Other related parties

I) Fundação ELETROCEEE

CEEE-D offers to its employees the option to adhere to a post-employment benefit plan. The employees hired by the Concessionaire up to 2002 were offered the option to participate in a defined benefit plan called “Single Plan”, which is currently closed. After 2002, the benefit plan offered is CEEEPREV, which is a defined contribution plan. The balances related to Fundação ELETROCEEE are as follows:

EQUITY ACCOUNTS	Note	31/12/2010	31/12/2009	01/01/2009
CURRENT ASSETS
Assignment of employees	13	93	116	134

Total receivable		93	116	134

CURRENT LIABILITIES
Sponsor’s contribution - ELETROCEEE Foundation	31	4,379	3,981	4,177
Loan - ELETROCEEE Foundation - Agreement 1254	31	19,723	16,329	18,075

Total payable		24,102	20,310	22,252

NON-CURRENT LIABILITIES
Loan	31	114,040	123,829	134,553

Total payable		138,142	144,139	156,805

INCOME/ LOSS ACCOUNTS		31/12/2010	31/12/2009
Operating expenses - Personnel		(54,540)	(58,019)

Sponsor’s contribution - ELETROCEEE Foundation	42	(31,388)	(34,830)
Loan - ELETROCEEE Foundation - Agreement 1254	42	(19,897)	(18,865)
ELETROCEEE Foundation - former public employees		(3,255)	(4,324)

Total		(54,540)	(58,019)

Notes	Page | 75

F-1-75

II) Companies controlled by the State of Rio Grande do Sul

CEEE-D also supplies electricity to companies whose controlling shareholder is the State of Rio Grande do Sul; however, these are characterized as adhesion contracts, with uniform clauses to all contractors, according to rates established by the Regulatory Agency.

47. Financial instruments

47.a. Financial instrument management

The Concessionaire has financial instrument transactions and the risk related to such transactions is monitored through strategies of financial positions, internal controls, limits and risk policies applied by the Concessionaire.

Some financial instruments have their amortised cost substantially close to the market value, such as accounts receivable, working capital loans and specific operations with no liquidity. Accordingly, the market value is considered as the amortised cost itself. For those financial instruments quoted in an active market, their quotation represents the market value.

			CONSOLIDATED			CONSOLIDATED
			Book value			Market value
Description	Note	Category	31/12/2010	31/12/2009	01/01/2009	31/12/2010	31/12/2009	01/01/2009
ASSETS
Cash and cash equivalents	7	1	36,198	111,137	37,872	36,198	111,137	37,872
Consumers, concessionaires and permit holders	8	1	528,409	517,442	499,824	528,409	517,442	499,824
Securities receivable	9	1	12	420	3	12	420	3
Allowance for doubtful accounts	10	1	(137,117)	(130,507)	(117,440)	(137,117)	(130,507)	(117,440)
Financial investiments	7	1	4,619	22,750	25,606	4,619	22,750	25,606
Withholding - Banco Máxima	7	2	3,292	3,000	—	3,292	3,000	—
Deposits in court - Assets	18	1	32,518	15,959	13,931	32,518	15,959	13,931
Deposits in court - Allowance account	34	1	97,701	96,086	91,731	97,701	96,086	91,731
Other receivables:	13
- Receivables investment fund		2	4,768	5,124	3,252	4,768	5,124	3,252
- Subortinated Quotas - FIDC		2	12,150	12,150	5,300	12,150	12,150	5,300
- Compensation account - CRC	15	1	1,746,622	1,730,530	—	1,746,622	1,730,530	—
- Technical Note of Rate Adjustment	14	1	44,906	43,327	43,755	44,906	43,327	43,755
Assets and rights for sale	21	4	238	993	992	238	993	992
LIABILITIES
Suppliers	27	3	191,621	152,435	204,391	191,621	152,435	204,391
Loans and financing	30	3	440,863	274,765	121,995	440,863	274,765	121,995
Other liabilities:	36
- Consumers		4	15,669	9,291	9,825	15,669	9,291	9,825
- Technical Note of Rate Adjustment	37	3	59,514	24,578	33,108	59,514	24,578	33,108

Category

1)	Loans and receivables
2)	Held to maturity
3)	Measured at amortised cost
4)	Not for negotiation

Notes	Page | 76

F-1-76

47.b. Financial Risk Management

The book values of loans and financing related to electrification projects in local currency, entered into with Centrais Elétricas Brasileiras S.A.– ELETROBRÁS, Fundação ELETROCEEE, FIDC II, IV and to Consumers are comparable to the value of such transactions, not available in the financial market.

Accounts receivable from the use of electricity by the federal, state and municipal governments (direct administration), and by companies controlled by these government levels, are recorded in balance sheet accounts amounting to R$69,975. CEEE-D also has recorded in balance sheet accounts installment payments with the Government of the State of Rio Grande do Sul, in the amount of R$21,946, and with Municipal Governments, in the amount of R$87,826 (see note 8.c).

Market values of credits overdue were not estimated, given that current negotiations do not establish the terms for receipt.

The main market risk factors affecting the Concessionaire’s business are as follows:

a) Credit risk

CEEE-D operates in the electricity distribution market, providing services to all captive consumers in its concession area, as established in the concession agreements entered into with ANEEL.

Credit risk occurs when the Concessionaire incur losses from the failure in receiving amounts billed to its consumers.

In order to reduce the risks of the supply of electricity in distribution, the Concessionaire has the right to interrupt the supply if the client is in default.

c) Price risk

Electricity rates are regulated by ANEEL and are annually adjusted according to variations in non-manageable costs (called Portion A), and to IGPM for manageable costs (called Portion B). The Annual Rate Adjustment intends to reestablish the purchase power of the revenue resulting from the electricity rates applied.

Another mechanism to restate the rates is the Periodic Rate Adjustment, whose purpose is to analyse the concession’s economic and financial balance.

c) Market risk

The quantity of energy purchased to meet the needs of the Concessionaire is based on the projected consumption for the next 5 years. Legislation (Law No. 10.848 of March 2004 and Decree No. 5.163 of July 2004) allows that CEEE-D monthly terminate the commitment to acquire the energy corresponding to free consumers, upon their exclusion. It also establishes the possibility of terminating the commitment to acquire energy resulting from the beginning of operations of energy acquired before 16 March 2004, annually according to market variation of up to 4% of the energy acquired in the existing energy auctions, and twice a year through assignments to other distributors due to other market deviations, without limitation in the amount declared. Regulatory Resolution No. 21/06 determines changes in the quotas of Itaipu for each concessionaire. These changes may result in surpluses or deficits that may also be offset through the Surplus and Deficit Offsetting Mechanism.

In addition to the possibility of termination of commitment, CEEE-D has an electricity rate coverage to make a commitment to acquire extra energy up to 3% of its regulatory requirements (billed electricity amount less regulatory losses).

In December 2010, the contracts for the supply of energy from CEEE-D are listed in the table below, with its corresponding market share.

Notes	Page | 77

F-1-77

ORIGIN	TYPE	MWh	%
1 EE AUCTION - Product 2005-2012	CCEAR with MCSD	2,422,163.74	26.14%
1 EE AUCTION - Product 2006-2013	CCEAR with MCSD	1,160,820.48	12.53%
1 EE AUCTION - Product 2007-2014	CCEAR with MCSD	432,177.91	4.66%
5 EE AUCTION - Product 2007-2014	CCEAR with MCSD	32,405.56	0.35%
2 EE AUCTION - Product 2008-2015	CCEAR with MCSD	366,135.80	3.95%
4 EE AUCTION - Product 2009-2016	CCEAR with MCSD	246,904.11	2.66%
8 EE AUCTION - Product 2010-2014	CCEAR with MCSD	277,487.68	2.99%
1 EN AUCTION - Product 2008-2037	CCEAR En.Nova Hidro	22,259.57	0.24%
1 EN AUCTION - Product 2009-2038	CCEAR En.Nova Hidro	8,279.00	0.09%
1 EN AUCTION - Product 2010-2039	CCEAR En.Nova Hidro	267,138.98	2.88%
1 EN AUCTION - Product 2008-2022	CCEAR En.Nova Termo	175,881.94	1.90%
1 EN AUCTION - Product 2009-2023	CCEAR En.Nova Termo	105,647.30	1.14%
1 EN AUCTION - Product 2010-2024	CCEAR En.Nova Termo	259,025.65	2.80%
4 EN AUCTION - Product 2010-2024	CCEAR En.Nova Termo	46,534.33	0.50%
PIRATINI	Bilateral	7,792.26	0.08%
ENERCAN	Bilateral	209,684.96	2.26%
JAGUARI	Bilateral	53,611.20	0.58%
CERAN	Bilateral	454,644.00	4.91%
PROINFA	Proinfa	201,670.54	2.18%
ITAIPU	Itaipu	1,865,379.13	20.13%
CGTEE	Inicial	303,096.00	3.27%
SPOT	SPOT	347,858.58	3.75%

TOTAL		9,266,598.70	100.00%

(*)	Data in MWh not subject to the examination of the independent auditor.

In 2010, CEEE-D did not have surpluses of energy, given that the contract entered into with AES Uruguaiana was terminated and the reserve was not fully recovered. Accordingly, the purpose of the participation in MCSD was to acquire energy to meet market demand.

The market risk for CEEE-D in regard to the commitment to acquire energy may be considered from medium to high. The existing risks are:

•	Not meeting 100% of market demand – exposure to short-term market and to penalties applied by ANEEL.

•	Transfer of only part of the energy purchased;

•	Other market variations;

•

Exclusion of special free consumers (with demand of over 500 kW, supplied by renewable sources) – there are no specific procedures described in the effective regulations to be adopted by the distributors upon the exclusion of those consumers to free market.

d) Currency risk

Currency risks for CEEE-D refer to energy purchased from Itaipu, which is valued in US dollars. The monthly amounts of energy, and the electricity rate, are determined by ANEEL through Authorising Resolutions.

The risks are high, though electricity rates are fully covered. Nevertheless, the appreciation of the US dollar may result in cash problems.

The amounts realised with the energy purchased from Itaipu in December 2010 are listed in the table below.

Notes	Page | 78

F-1-78

	Energy at center of gravity (MWh)	Power	Rate	Bill amount	US dollar exchange rate	Bill amount
2010		(MW)	(US$/Kw)	US$		R$
JANUARY	157.637	333.562	24.63	8,216	1.8748	15,403
FEBRUARY	142.470	333.562	24.63	8,216	1.8102	14,872
MARCH	157.896	333.562	24.63	8,216	1.7810	14,632
APRIL	152.802	333.562	24.63	8,216	1.7306	14,218
MAY	157.249	333.562	24.63	8,216	1.8167	14,925
JUNE	153.634	334.292	24.63	8,234	1.8015	14,833
JULY	159.254	335.167	24.63	8,255	1.7572	14,506
AUGUST	159.385	335.458	24.63	8,262	1.7560	14,509
SEPTEMBER	154.039	334.875	24.63	8,248	1.6942	13,974
OCTOBER	158.167	333.562	24.63	8,216	1.7112	14,059
NOVEMBER	153.366	334.000	24.63	8,226	1.7161	14,117
DECEMBER	157.281	334.583	24.63	8,241	1.6662	13,731

TOTAL	1,863.181		1,000.000	98,760	1.7596	173,778

e) Liquidity risk

Liquidity risk is the risk of the Company in meeting the obligations related to its financial liabilities. The Concessionaire constantly monitors its cash flow, according to its minimum cash policy and considering the need for funds to guarantee its capacity to make payments. The management of financial investments is focused on short-term instruments with daily liquidity.

f) Interest rate risk

This risk results from the possibility of losses due to interest rate fluctuations and changes in inflation indexes, given that its loans and financing bear interest at inflation rates. There is also the possibility of decrease in gains from financial investments. These rates are constantly monitored in order to evaluate their impact on the concessionaire’s income (loss).

47.c. Management of risks related to the Concessionaire and its operations

a) Risk of energy shortage

Risk resulting from a possible period of lack of rain, given that the electricity purchased and sold by the Concessionaire is mainly generated by hydroelectric power plants, which depend on the volume of water in their reservoirs to operate. The lack of rain for a long period may reduce the reservoirs level in hydroelectric power plants which, in turn, shall result in losses due to a decrease in revenues if a new consumption reduction program is adopted.

Considering the current level of reservoirs, the National Operator of Electric System – ONS does not expect the adoption of a new consumption reduction program for the next years.

b) Risk of Non-Renewal of Concessions

The Concessionaire holds concessions to operate with services of electricity distribution, and the management expects the renewal of those concessions by ANEEL and/or The Ministry of Mining and Energy.

Specific legislation establishing the criteria for the extension or renewal of concessions to be terminated as from 2015 has not yet been issued, whether it will be a special extension with or without costs, or a new bid with costs. Additionally, there is no history of extension or renewal in Brazil. Since 1995 (New Concessions Law), no distribution or transmission company has gone through the process of analysis for extension or renewal of concession. Some extensions with costs, and without costs for meeting specific demands in the generation activity, have occurred, but which cannot be considered a trend. Currently in Brazil there are legal, regulatory and constitutional issues being discussed by the market. There are several bills and constitutional amendments being discussed at the House of Representatives and senate, but it is not possible to anticipate the result of such discussions.

In case the renewal of the concession is not approved by the Concession Authority, or results in additional costs to the Company, the current profitability levels may be changed.

Notes	Page | 79

F-1-79

There is no guarantee that the concession now granted to the Concessionaire be extended by the Concession Authority.

c) Environmental Risks

Brazil has one of the strictest environmental legislation in the world. Brazilian legislation establishes penalties that attribute responsibility and demand a great effort from Brazilian companies to compliance. The production processes involved in the energy distribution industry cause environmental impacts, frequently relevant, which need to be prevented and reduced, as they can cause great damage to the environment and, consequently, to responsible party, regardless of the problem being caused unintentionally. Accordingly, in addition to the financial resources required for the recovery of areas affected by environmental damages, the company responsible for those damages may have its management involved in civil, administrative and criminal proceedings.

The sustainability issue, which involves the environmental, social and financial areas, has caused companies to look for tools that allow the development of its activities respecting these aspects and promoting guidelines and policies that make possible the integration of its production processes, in order to meet the demands of society, respect the environment and allow the constant expansion and growth of its business.

48. Employees’ Profit Sharing

Companhia Estadual de Distribuição de Energia Elétrica - CEEE D has a profit sharing program for its employees whose purpose is to promote the improvement of quality, productivity levels and global results of the Concessionaire, with the commitment of all employees.

In 2010, R$11,018 was recognized, and R$5,790 was distributed during the year.

49. Environmental issues

The company Companhia Estadual de Distribuição de Energia Elétrica - CEEE-D expresses a concern about reducing negative environmental impacts and increase the positive environmental impacts resulting from its activities.

The Company’s actions are based on principles of ethics and transparency, which are translated into attitudes such as nature preservation, qualification of workers, safety concerns and prevention of children’s exploitation.

The most relevant actions in 2010 were the following:

a) Program of Reforestation and Production of Wood Posts

The Concessionaire produces posts of certified wood for nearly 60 years. As one of the few companies in the country involved in a large scale production cycle, CEEE-D currently has 4 forest nursery areas located in the municipalities of Alegrete, Candiota, Charqueadas and Triunfo, totalizing 6,010 ha.

The use of wood from reforestation contributes to reduce pollution, through the consumption of CO2 during the growth period of the trees, which may range from eight to twelve years. During this period, each tree can remove up to 605 kilos of CO2 from the atmosphere.

b) Program of Monitoring of Existing Facilities

Other monitoring activities are conducted as determined by environmental agencies, such as monitoring the impacts on the bird fauna, to identify the need of implementation of signs, and after the implementation, to evaluate their effectiveness.

Notes	Page | 80

F-1-80

c) Recycling and Decontamination of Light bulbs and Destination of Industrial Waste

Dangerous Waste

The operational and maintenance activities of CEEE-D generate used fluorescent light bulbs, which contain mercury, and used batteries containing acids and heavy metals, such as lead. Used batteries and fluorescent light bulbs are sent to recycling at specialized companies and environmentally certified.

In compliance with law, CEEE-D has been removing from its network equipment with polychlorinated biphenyls (PCB – aroclors) used as insulators in older capacitor cells, which has been object of special attention, due to its environmental impact. The aroclors discarded during the report period refer to material safely stored.

Non-dangerous, inert and non-inert waste

CEEE-D generates scraps of cooper, iron, aluminium, besides tires and insulating mineral oil. The metals are recycled, the tires sent to a reseller and then returned to the maker, and the insulating mineral oil is regenerated or reconditioned.

In 2010, there was no significant leak of chemicals, oils or fuel due to our activities that might have affected the ground, water or air, that is, nothing that might have cause a negative impact to the environment.

d) Program Recycle

The agreement signed in 2002 with Centro de Educação Ambiental da Vila Pinto - CEA (Environmental Education Centre) in Porto Alegre, determines the removal of dry waste and paper scrap from the buildings of CAENMF. The educational centre offers extracurricular courses to preadolescents through its several workshops, and services to all the community.

In 2010, a total of 19,025 kilos of dry waste and paper scrap were donated to the community.

e) Disposal of Unserviceable Materials

The scrap of unserviceable materials, iron and motors, among others, is collected and stored in the company’s own structure to be commercialized through auctions. This action reduces the damage to nature, the purchase of new materials, theft and storage costs.

CEEE-D collected through these decentralized auctions about R$1.31 million from unserviceable materials.

f) Donation of Uniforms

This project refers to the donation of uniforms used by the CEEE-D’s employees to entities that promote the generation of income to poor communities, which will use the donated material to produce rugs, bags, shoe closets, table mats, etc.

g) Energy Efficiency Program - PEE

From 2000/2001, when the Energy Efficiency Program was initiated, to 2010, CEEE-D invested approximately R$53 million in the development of over 500 projects, which saved 75,297.28 MWh/year. This results from the implementation of projects that use more efficient and modern technologies, such as the improvement or modernization of productive processes and replacement of obsolete equipment.

h) Environmental Awareness and Education

In 2010, CEEE-D promoted talks at the company’s headquarters and schools, the distribution of native tree seedlings from its forestry nursery areas, and the workshop EcoArte, a project intended to promote environmental values and fight waste.

Notes	Page | 81

F-1-81

50. Insurance

Assets with insurance coverage against fire, lightning, explosions and electrical damages were considered as essential. Should losses occur, both insurance and reliability may be impaired for the service rendering continuity. The insurance policy was contracted from TOKIO MARINE BRASIL SEGURADORA S/A, through agreement 99942074 – 1st Amendment, which shall be effective from 12 February 2011 to 11 February 2012. The covered asset value amounts to R$12,866, with premium of R$39.

51. Regulatory Issues

a) Sale of Energy at the Electricity Sales Chamber - CCEE

Balances consist of:

	31/12/2010	31/12/2009	01/01/2009
CURRENT ASSETS
Short-term energy - CCEE (see note 8.d)	3,945	1	364
NON-CURRENT ASSETS
(*) Settlement of agreement - CCEE (see note 16)	37,952	20,165	19,969
CURRENT LIABILITIES
Short-term energy - CCEE (see note 27)	(22,640)	(10,100)	(24,548)
NON-CURRENT LIABILITIES
Short-term energy	(27,400)	(27,400)	(27,400)
System service charge	(13,207)	(13,207)	(13,207)

	(40,607)	(40,607)	(40,607)

Total	(21,350)	(30,541)	(44,822)

(*)	Amount related to an agreement to reimburse expenses incurred with the purchase of energy at the Electricity Sales Chamber - CCEE, called “Free Energy”, made during the rationing period, resulting from a reduction in the electricity generated at the Power plants which take part in the Energy

Reallocation Mechanism (MRE). This amount is being charged from final consumers in the submarkets subject to rationing by the respective distribution companies and will be passed on to the Concessionaire.

Companhia Estadual de Distribuição de Energia Elétrica - CEEE-D accounted for the short-term energy traded at the Electricity Sales Chamber - CCEE, according to a final accounting recognition prepared by that entity. However, the company filed the following lawsuits:

CEEE LAWSUIT NO. 3.494/02

PURPOSE:

Lawsuit under ordinary legal procedures requesting the annulment of item IV of ANEEL’s decision No. 288 on account of the formal and material defects of the administrative act and a declaration that Companhia Estadual de Energia Elétrica – CEEE had the right not to opt for the exposure relief of the electricity generated by Itaipu contract in 2001 and 2002 so as to be entitled to the results of the risks of positive market exposure.

A prior relief was required so that the Brazilian Electricity Regulatory Agency – ANEEL would be ordered to instruct the Electricity Sales Chamber – CEEE to account again for the amounts of Companhia Estadual de Energia Elétrica – CEEE related to the sale of electricity of Itaipu Binacional’s quota for 2001 and 2002, recognizing and settling for the benefit of the Concessionaire the positive exposure reported due to the non-option for the exposure relief.

PROGRESS:

The judge granted Companhia Estadual de Energia Elétrica – CEEE prior relief ordering the suspension of the accounting for the energy amounts produced by Itaipu related to the quota the plaintiff is entitled to, which was not subject to recognition in 2001 (total) and 2002 (partial), until a final decision is rendered on the validity of

Notes	Page | 82

F-1-82

Decision No. 288/02 of the Brazilian Electricity Regulatory Agency – ANEEL. The judge also prohibited any requirement of amounts resulting from the accounting entries possibly made and which were suspended through an injunction, until final decision is rendered on the lawsuit.

The Brazilian Electricity Regulatory Agency – ANEEL. appealed the decision that granted the prior relief. The appeal was filed at the Federal Regional Court of Brasilia on 17 December 2002, under No. 2002.01.00.045107-3 and the stay of proceedings requested by the Brazilian Electricity Regulatory Agency – ANEEL was not granted. The appeal is waiting to be included in the court’s agenda for judgment of the merits of the case by the 6th Panel of the Federal Regional Court.

On 7 December 2004, the judge checked the lawsuit for defects, clearing it of them and stated that the litigation is about facts which are to be proved through an expert examination. He then ordered such evidence to be produced. Companhia Estadual de Energia Elétrica – CEEE made a pleading setting out some facts about the case and agreeing with the expert examination.

The expert examination was performed and the resulting report was considered favourable by CEEE-GT’s Sales and Legal Departments. The company agreed with it in court and challenged only minor aspects of it. The other part also issued its position. On 17 October 2008 the decision rendered on the lawsuit filed by AES Sul against the Brazilian Electricity Regulatory Agency – ANEEL with a decision favourable to the plaintiff was added to the case records. The last procedural act was the inclusion of the federal government in the lawsuit as a defendant. No decision on the merits of the case has yet been rendered and records have been with the judge for a decision since 30 April 2009.

CEEE LAWSUIT NO. 3.555/2002

REQUEST FOR A WRIT OF PREVENTION

PURPOSE:

Request for a writ of prevention to be issued to order the Electricity Sales Chamber – CCEE to suspend the financial settlement of electricity transactions provided for 22 November 2002 related to the plaintiff.

PROGRESS:

An injunction was granted whereby the Electricity Sales Chamber – CCEE was ordered to suspend the settlement of the electricity transactions scheduled for 22 November 2002 related to Companhia Estadual de Energia Elétrica – CEEE (period from September 2000 to September 2002) until the judge’s final decision. After that the judge decided that future settlements in relation to transactions conducted from October to December 2002 are not covered by the injunction.

The Electricity Sales Chamber – CCEE filed appeal No. 2002.03.00.051118-9 on 6 December 2002. The appeal filed by the Electricity Sales Chamber – CCEE requesting stay of proceedings was not granted due to the lack of the minimum requirements to grant the injunction. The case records have been with the reporting judge since 10 June 2004 and there remains this appeal sent back to the lower court in August 2006.

The last procedural acts performed for this writ of prevention are related to the judge’s decision on 6 August 2004, ordering the continuation of the main action and filing of a pleading on 16 December 2004.

LAWSUIT UNDER ORDINARY LEGAL PROCEDURES

PURPOSE:

Declaratory action pleading the annulment of ANEEL Decision No. 346/02 for infringing the principles of legality and legal security and the condemnation of the Electricity Sales Chamber – CCEE to settle the accounting entries made from September 2000 to October 2002 only through the previous audit of the software used by the accounting and settlement system and the transfers of funds between the participants of the Electricity Sales Chamber – CCEE, in strict compliance with the Market Agreement approved by ANEEL Resolution No. 102/02, which allows the plaintiff to check and control the exact origin and subject matter of this debt.

Notes	Page | 83

F-1-83

PROGRESS:

Lawsuit under ordinary legal procedures filed on 19 December 2009 under No. 2002.61.00.029736-5. On 10 March 2004 the judge requested the parties to reply to the request to join the lawsuit made by ELEKTRO ELETRICIDADE E SERVIÇOS S/A AND OTHERS as assistant to the Brazilian Electricity Regulatory Agency – ANEEL and the Electricity Sales Chamber – CCEE. A Companhia Estadual de Energia Elétrica - CEEE filed a request for expert examination. On 6 August 2004 the judge decided to enclose the pleadings to challenge the assistance and ordered the plaintiff to pose questions to be answered during the expert examination to check its relevance. The pleading of Companhia Estadual de Energia Elétrica - CEEE with the questions was filed on 13 August 2004. On 29 October 2008 the judge determined the expert examination fees. On 7 November the Concessionaire submitted the questions for the expert examination. The last procedural act was the filing of the petition on 13 November 2008. On 23 September 2010 the report was submitted to the Concessionaire, which challenged it. No sentence has yet been rendered.

*        *        *

Notes	Page | 84

F-1-84

KPMG Auditores Independentes Av. Borges de Medeiros, 2.233 - 8º andar 90110-150 - Porto Alegre, RS - Brasil Caixa Postal 199 90001-970 - Porto Alegre, RS - Brasil	Central Tel Fax Internet	55 (51) 3303-6000 55 (51) 3303-6001 www.kpmg.com.br

Independent auditors’ report

To

The Board of Directors and Shareholders of

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT

Porto Alegre - RS

We have audited the accompanying statements of financial position of Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT (“The Company”) as of December 31, 2010 and 2009 and the related statements of profit or loss, changes in shareholders´equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and accounting practices adopted in Brazil.

Porto Alegre, April 04, 2012

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

F-2-2

Statements of Financial Position

December 31, 2010 and 2009 and January 1, 2009

(In thousands of Brazilian reais, unless otherwise stated)

	Note	31/12/2010	31/12/2009	01/01/2009		Note	31/12/2010	31/12/2009	01/01/2009
CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents	7	21,955	32,966	4,899	Deferred income and Social Contribution Taxes	18	15,070	15,070	15,070
Concessionaires and Permit holders	8	87,495	90,603	81,100	Suppliers	24	59,277	33,026	41,373
Securities receivable	9	493	453	524	Payroll - Withholdings	25	10,013	8,948	7,581
Allowance for doubtful accounts	10	(1,656)	(1,402)	(1,227)	Taxes and social contributions	26	19,876	29,185	28,020
Tax credits	11	18,632	13,254	2,784	Loans, financing and other funding	27	114,950	111,090	142,268
Inventories	12	6,340	6,339	6,012	Post-employment benefits	28	58,311	64,267	61,938
Other receivables	13	28,511	28,088	31,625	Accrued Liabilities	29	21,824	14,245	12,962
Concession financial assets	19	303,624	302,188	289,633	Consumer charges payable (RGR/CCC/CDE)	30	9,824	6,276	16,562
Prepayments	15	673	523	307	Provision Contingencies	31	66,380	70,154	56,493

					Research and development program	32	18,285	14,583	13,952
		466,067	473,012	415,657	Other Liabilities	33	42,077	36,718	41,765

					Dividends Payable	35	55,691	49,726	—

							491,578	453,288	437,984

NON-CURRENT ASSETS					NON-CURRENT LIABILITIES
Long-term assets					Deferred income and Social Contribution Taxes	18	76,563	91,633	106,703
Interest bearing bank restricted	7	—	5	5	Taxes and social contributions	26	60,160	60,441	34,549
Securities receivable	9	544	806	1,114	Loans, financing and other funding	27	270,676	356,145	240,827
Tax credits	11	32,242	36,113	3,945	Post-employment benefits	28	330,184	343,645	337,217
Other receivables	13	66,425	111,550	60,525	Provision Contingencies	31	210,823	113,616	144,798
Compensation Account - CRC	14	1,164,415	1,153,687	—	Research and development program	32	2,837	2,814	4,189
Energy sale at CCEE	16	123,891	65,777	65,136	Other Liabilities	33	95,126	93,596	92,716
Deposits in court	17	62,298	6,007	7,140	Deferred revenue	34	90,396	77,213	63,609
Deferred income and social contribution taxes	18	252,638	183,855	103,326	Energy purchase at CCEE	47	73,058	73,058	73,058

Concession financial assets	19	814,596	723,171	666,139
Assets and receivables for disposal	20	2,152	2,152	2,265			1,209,823	1,212,161	1,097,666

Investments					SHAREHOLDERS’ EQUITY
Permanent ownership interest	21	297,383	279,758	228,517	Share capital	35	588,447	588,447	588,447
Other investments	21	1,549	1,748	1,845	Tax incentives reserve	35	1,164,415	1,153,687	—
Property, plant and equipment	22	466,914	516,082	559,943	Funds for capital increase	—	620	620	620
Intangible assets	23	1,700	1,268	1,191	Profit reserve	35	120,055	8,775	—
					Equity valuation adjustment	*	177,876	207,129	236,382

		3,286,747	3,081,979	1,701,091	Accumulated losses	35	—	(69,116)	(244,351)

							2,051,413	1,889,542	581,098

TOTAL ASSETS		3,752,814	3,554,991	2,116,748	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,752,814	3,554,991	2,116,748

The notes are an integral part of the financial statements

Statement of financial position	Page | 4

F-2-3

Statements of Operations

for the years ended 31 December 2010, 2009

(In thousands of Brazilian reais, unless otherwise stated)

	Note	31/12/2010	31/12/2009

NET REVENUE	37	738,519	720,387

ELECTRICITY SERVICE COST		(440,736)	(359,797)

Electricity cost		(38,926)	(36,982)

Electricity cost - Purchased from third parties	38	(4,791)	(1,737)
System use charge		(34,135)	(35,245)
Operating costs	39	(401,810)	(322,815)

Staff and Management		(172,408)	(137,159)
Materials		(10,423)	(9,667)
Third Partys Services		(22,291)	(24,941)
Depreciation and Amortization		(61,230)	(60,947)
Other		(16,209)	(14,984)
Construction		(119,249)	(75,117)
GROSS INCOME		297,783	360,590

Operating expenses		(230,248)	(206,631)

Selling	39	(254)	(175)
General and administrative	39	(42,329)	(46,408)
Other operating expenses	39	(187,665)	(160,048)

Other revenue		12,092	1,156,215

Compensation account - CRC	40	10,728	1,153,687
Other revenue	40	1,364	2,528

Other expenses	40	(23,007)	(4,085)

INCOME FROM SERVICE		56,620	1,306,089

Equity in earnings of affiliates		20,303	21,951

Financial revenue/ expense	41	29,332	(28,848)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		106,255	1,299,192

Income tax	42	43,429	32,803
Social contribution tax	42	3,082	11,105

NET INCOME FOR THE YEAR		152,766	1,343,100

Basic and diluted income per share - R$	36	0	4

The notes are an integral part of the financial statements

Statement of operations	Page | 5

F-2-4

Statements of Changes in Shareholders’ Equity

for the years ended 31 December 2010 and 2009

(In thousands of Brazilian reais)

	Note	Capital stock	Tax incentives reserve	Funds for capital increase	Profit reserve	Accumulated losses	Equity valuation adjustments	Total shareholders’ equity
Balance as of 31/12/2008		588,447	—	620	—	(154,286)	—	434,781

Prior Year Adjustments:
Adjustments for the adoption of new practices	6.5	—	—	—	—	(90,065)	236,382	146,317

Balance as of 1/1/2009 after the adoption of new practices		588,447	—	620	—	(244,351)	236,382	581,098

Net Income for the year		—	—	—		1,343,100		1,343,100
Allocation of Income:								—
Statutory Reserve		—	—	—	2,925	(2,925)		—
Reserve for Expansion		—	—	—	5,850	(5,850)
Tax incentives reserve	35	—	1,153,687	—	—	(1,153,687)		—
Proposed dividends	35	—	—	—	—	(49,726)		(49,726)
Equity valuation adjustments	22					44,323	(44,323)	—
Deferred taxes on equity valuation adjustments	18						15,070	15,070

Balance as of 31/12/2009		588,447	1,153,687	620	8,775	(69,116)	207,129	1,889,542

Special reserve for dividends not distributed	35	—	—	—	49,726	—	—	49,726
Equity valuation adjustments						44,323	(44,323)	—
Deferred taxes on asset and liability valuation adjustments							15,070	15,070
Net Income for the year					—	152,766		152,766
Allocation of Income:								—
Statutory Reserve		—	—	—	5,862	(5,862)	—	—
Reserve for Expansion		—	—	—	11,725	(11,725)	—	—
Tax incentives reserve	35	—	10,728	—	—	(10,728)		—
Mandatory dividends	35.e	—	—	—	—	(55,691)	—	(55,691)
Remaining dividends available for the General Shareholders’ Meeting	35.e	—	—	—	43,967	(43,967)	—	—

Balances as of 31/12/2010		588,447	1,164,415	620	120,055	—	177,876	2,051,413

The notes are an integral part of the financial statements

Statement of changes in shareholders’ equity	Page | 6

F-2-5

Statements of Cash Flows

for the years ended 31 December 2010 and 2009

(In thousands of Brazilian reais, unless otherwise stated)

		31/12/2010	31/12/2009
OPERATING ACTIVITIES
Net Income		152,766	1,343,100

Non-cash expenses (revenues)
Monetary and exchange rate variations of long-term loans		15,721	14,056
Monetary and exchange rate variations of non-current liabilities		4,848	65,596
Provision for devaluation of investments		121	283
Depreciation and amortization of property, plant and equipment items and intangible assets	39	61,691	61,483
Equity in earnings (losses) of affiliates	20	(20,303)	(21,950)
Provision for liabilities and other		69,099	(11,109)
Recognition of provision for former public employees	39	33,131	60,292
Recognition of allowance for doubtful accounts	39	254	175
Deferred income tax and social contribution taxes		(68,783)	(80,529)
Write-offs of property, plant and equipment items, investments and intangible assets		10,219	7,333
Recognition of credits from the compensation account	14	(10,728)	(1,153,687)

		248,036	285,043

Changes in current and non-current assets		(114,193)	(130,766)

Concessionaires and Permit holders		3,108	(9,503)
Securities receivable		222	379
Tax credits		(1,507)	(42,609)
Long-term financial investments		5	—
Inventories		(1)	(327)
Other receivables		44,702	(9,508)
Prepayments		(150)	(216)
Energy sale at CCEE		(58,114)	(641)
Deposits in court		(9,597)	1,133
Concession financial asset		(92,861)	(69,587)
Assets and receivables for disposal		—	113
Changes in current and non-current liabilities		(27,106)	(103,806)

Suppliers		26,251	(8,347)
Payroll - Withholdings		1,065	1,367
Provision for dividends		5,965	49,726
Taxes and social contributions		8,276	11,033
Post-employment benefits		(61,574)	(66,238)
Accrued liabilities		7,579	1,283
Consumer charges payable (RGR/ CCC/ CDE)		3,548	(10,286)
Charges paid in installments		(17,866)	(45,916)
Program of Research and Development		3,725	(744)
Provision for labor and civil liabilities		(18,151)	5,359
Deferred revenue		13,183	13,604
Other liabilities		6,858	(4,921)
Provision for dividends		(5,965)	(49,726)

NET PROVIDED BY OPERATING ACTIVITIES		106,737	50,471

INVESTING ACTIVITIES
Net cash activities used in investing		(20,418)	(54,508)

Increase in investments		(6,796)	(36,586)
Purchase of property, plant and equipment items		(12,980)	(17,616)
Purchase of intangible assets		(642)	(306)
FINANCING ACTIVITIES
Net cash provided by (used in) financing activities		(97,330)	32,104

Increase in loans and financing		20,300	233,365
Settlement of loans and financing, and debt charges		(117,630)	(163,281)
Loans - Related parties	44	—	(37,980)
NET GENERATION OF CASH		(11,011)	28,067

Opening balance of cash and cash equivalents	7	32,966	4,899
Closing balance of cash and cash equivalents	7	21,955	32,966

The notes are an integral part of the financial statements

Statement of cash flows	Page | 7

F-2-6

Notes to the financial statements

(in thousands of Brazilian reais, unless otherwise stated)

1. Operations and presentation of 2010 and 2009 financial statements

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT is a public company whose controlling shareholder is the State of Rio Grande do Sul, by means of Companhia Estadual de Energia Elétrica – CEEE-Par, which holds 65.92% of its total capital. The Company was organized pursuant to the authorization granted by State Law No. 12.593 of 13 September 2006 and set up from the spin-off of Companhia Estadual de Energia Elétrica – CEEE, according to the Extraordinary Shareholders’ Meeting held on 26 November 2006 (Minutes of the Meeting No. 170) which validated, according to the provisions of article 229, paragraph 2, Law No. 6.404/76, in compliance with all the legal requirements to the formal set up of Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT, which only initiated its activities as of 1 December 2006. The Concessionaire is engaged in commanced, building, and operating electricity production and transmission systems; in activities with identical purpose; the provision of private or public services, in the segment of electricity, and the operation of the respective infrastructure with the purpose of generating alternative, supplementary or additional revenues from associated projects.

1.1. Authorisation and Issue of the Financial Statements

Authorisation for issuance of the financial statements was approved by the Board of Directors of 16 january 2012.

1.2. Reconciliation of financial statements previously published in Brazil

The financial statements for the years ended December 31, 2010 and 2009 were originally published in Brazil and issued on March 24, 2011 and March 1, 2010, respectively. These financial statements have been restated in accordance with IAS 8 / CPC 23 - Accounting Policies, Changes in Estimates and Correction of Errors, due to the adjustment made in the amounts of R$ 212,015 in 2010 and R$ 222,743 in 2009, in the Compensation Account (“CRC”), whose effects in the financial statements are listed below.

The Company recognized in its financial statements for the year ended December 31, 2009 the right concerning the process for judicial settlement number 2006.71.00047783-2 in which the amounts owed by the Federal Government to the Company with respect to the denominated Compensation Account (“CRC”) were discussed, supported by the sentence handed down in 2005 with a final and unappealable decision in July 2009 with the Federal Supreme Court (STF). Therefore, legally, the process granted to the Company the right of recording the asset. The amount of this right was then supported by an Independent Expert Appraisal Report, prepared by an accounting expert engaged by the Company in order to quantify the amounts that would be settled in the judicial ambit, in the terms of the decision of the Superior Court of Justice.

The right of recognizing as service costs amounts with respect to complementing and supplementing the retirement benefits of its former independent employees, with their respective monetary restatements and interest on arrears from 1981 to 1993, for adjustment purposes in the Compensation Account (CRC) and National Reserve for Compensation and Remuneration (RENCOR) was recorded by the Company in the amount of R$ 1,376,430, already discounting the legal reducer of 25% as established in Law 8631/93, based on the final and unappealable decision of the process in 2009.

In January 2012, the settlement process was terminated due to the fact that the Company signed an agreement term with the Federal Government, also approved by the courts in January 2012. On the occasion of the agreement term, the amounts owed by the federal government were recalculated and presented differences compared to the amounts originally recognized by the Company. Due to the unraveling of judicial settlement 2006.71.00047783-2, material differences between the value of the asset related to the Recoverable Income Account (CRC) recognized in prior years, were identified.

Notes	Page | 8

F-2-7

While carrying out the expurgation between the work prepared in 2009 by the expert engaged, based on the judicial decision, and the effective calculation of the settlement, the following differences met the concept of an error:

1.2.1.Calculation base of the CRC

I.	It differs from the calculation prepared by the Company’s independent expert made in 2009 (Cr$ 11,740,084,262,250.00 – former Brazilian currency “Cruzeiro”). The difference is caused by the interpretation given to the Superior Court sentence by the expert with respect to the form of recomposition of the Compensation Account which was different from the methodology employed by DNAEE (National Department of Water and Electric Power – the regulator agency at the time) at the time of the facts, as well as due to partial disallowance of the supporting documentation referring to 1993.

II.	The calculation basis which was the basis for the amount approved by the Court was presented by the actual regulatory agency (ANEEL) through Technical Note 309/2011-SFF/ANEEL of August 24, 2011, totaling as the amount due on the date of termination of the CRC (18/03/1993) Cr$ 11,151,656,845,180.50.

III.	The recomposition methodology of the CRC used by ANEEL in such Technical Note 309/2011-SFF-ANEEL, complied with the calculation method contained in the annual renderings of accounts (PAC) at the time of the facts, and therefore, consistent with the provisions of Law 8631/93.

1.2.2.Restatement of the base value

As at March 18, 1993, the date of termination of the Compensation Account (CRC) and therefore the starting point for restating the amount due to the Company, in the judicial settlement, the respective monetary restatement was applied as from this date, using the pro rata basis method. In this sense, the pro rata restatement method was not used as a premise in the expert report prepared in 2009, resulting in mathematical differences in the amount calculated.

1.2.3.The use of interest and monetary restatement rates

The restatement occurred in accordance with the Federal Court Manual approved through Resolution 134 of December 21, 2010, of the Federal Council of Justice. Accordingly, comparing the technical criteria for restatement presented in 2009 with the criteria used in the judicial settlement, there is a difference starting in July 2009, with respect to the interest applied as well as the index applied to the monetary restatement. This difference is caused by the insertion of Law 11960/09 (2009) in the Brazilian legal system.

With the advent of this law, there was a change in the index for restatement as from July 2009, where the IPCA-E (Special Amplified Consumer Index) was replaced by the TR (Referential Rate). With respect to interest, the same Law 11960/09 establishes an amendment as from July 2009, prescribing 0.5% per month.

The provisions of Law 11960/09 described in the paragraph above were included in the Calculations Manual of the Federal Court in 2010, through Resolution 134/2010 of the Council of Justice, with its application having retroactive effects as from July 2009.

Accordingly, with respect to the rates of restatement and application of interest, the calculation made in 2009 was governed by the administrative criteria in force at the time, to the extent that Resolution 134/2010 updates the calculations manual of the federal court in December 2010. However, in 2010, due to the administrative updating and the retroactive nature given the application of Law 11960/09, adjustments to assets are necessary, considering the current legal criteria. Note that Law 11960/09 was already in force at the time of the recognition of the asset and should have been considered by the external expert.

The experts engaged acted with objectivity, impartiality and diligence in light of the facts at the time, however the factors that caused the differences arising in the calculation of the liquidation of the sentence were present at the time of the original recognition of the assets, so that an adequate interpretation of the sentence and timely consideration of the impacts of law 11960/2009 probably would have led the independent expert to a very similar calculation of the values calculated in the liquidation when signing the agreement term.

Notes	Page | 9

F-2-8

Taking into account the above, the Management concluded that the differences calculated in the settlement of the sentence by the agreement term are characterized as errors classified within the scope of CPC 23 and IAS 8, thus presenting the need for correction in its period of origin, with the consequent restatement of the financial statements originally published in for the years ended December 31, 2009 and 2010 originally presented only in in Portuguese and issued at the dates above indicated.

1.3.Reclassifications of the original financial statements published in Brazil

In 2010, the Company reclassified certain amounts referring to Deposits in Court originally classified against non-current liabilities to the non-current assets side for better presentation of both balances. Such classification was originally done in the Financial Statements presented in Brazil, only in Portuguese, which were subject to restatement.

1.4. Reconciliation of the financial statements originally published in Brazil and the restated financial statements in Brazil

We present below a summary of the financial statements originally published in Brazil, issued at the dates indicated in the item 1.1 above, reconciled to the restated financial statements, containing the adjustments described in topics 1.2 and 1.3 above.

The 2010 and 2009 financial statements now issued in English are consistent with the restated financial statements as published in Brazil (see columns “restated” below).

Notes	Page | 10

F-2-9

1.4.1.Balance sheet

		31/12/2010			31/12/2009
		Originally published in Brazil	Adjustments	Restated	Originally published in Brazil	Adjustments	Restated
Current assets		466,067	—	466,067	473,012	—	473,012

Non current assets
Others		2,060,034	—	2,060,034	1,922,285	—	1,922,285
Compensation Accounts	(b)	15,604	46,694	62,298	6,007	—	6,007
Judicial deposits	(a)	1,376,430	(212,015)	1,164,415	1,376,430	(222,743)	1,153,687

		3,452,068	(165,321)	3,286,747	3,304,722	(222,743)	3,081,979

Total assets		3,918,135	(165,321)	3,752,814	3,777,734	(222,743)	3,554,991

		31/12/2010			31/12/2009
		Originally published in Brazil	Adjustments	Restated	Originally published in Brazil	Adjustments	Restated
Current liabilities		491,578		491,578	453,288		453,288

Non current liabilities
Others		999,000	—	999,000	1,098,545	—	1,098,545
Tax, labor and civil liabilities	(b)	164,129	46,694	210,823	113,616	—	113,616

		1,163,129	46,694	1,209,823	1,212,161	0	1,212,161

Shareholder’s equity
Capital stock		588,447	—	588,447	588,447	—	588,447
Tax incentives reserve	(a)	1,376,430	(212,015)	1,164,415	1,376,430	(222,743)	1,153,687
Funds for capital increase		620	—	620	620	—	620
Profits reserve		120,055	—	120,055	8,775	—	8,775
Equity valuation adjustment		177,876	—	177,876	207,129	—	207,129
Accumulated losses		—		—	(69,116)	—	(69,116)

		2,263,428	(212,015)	2,051,413	2,112,285	(222,743)	1,889,542

Liabilities and shareholders’ equity		3,918,135	(165,321)	3,752,814	3,777,734	(222,743)	3,554,991

1.4.2.Distribution of income for the year

		31/12/2010			31/12/2009
		Originally published in Brazil	Adjustments	Restated	Originally published in Brazil	Adjustments	Restated
Net sales		738,519	—	738,519	720,387	—	720,387

				—			—

Cost of Electricity Energy Services		(440,736)	—	(440,736)	(359,797)	—	(359,797)

Gross profit		297,783	—	297,783	360,590	—	360,590

Operating Expenses		(230,248)	—	(230,248)	(206,631)	—	(206,631)

Other Income		1,364	10,728	12,092	1,378,958	(222,743)	1,156,215

Compensating Account - CRC	(a)	—	10,728	10,728	1,376,430	(222,743)	1,153,687

Other Expenses		(23,007)	—	(23,007)	(4,085)		(4,085)

Services Income (Loss)		45,892	10,728	56,620	1,528,832	(222,743)	1,306,089

Equity in earnings of affiliates		20,303		20,303	21,951		21,951
Financial revenue/ expense		29,332		29,332	(28,848)		(28,848)

Income (Loss) Before Income Tax and Social Contribution		95,527	10,728	106,255	1,521,935	(222,743)	1,299,192

Income tax and social contribution tax		46,511		46,511	43,908		43,908

Net Income (Loss)		142,038	10,728	152,766	1,565,843	(222,743)	1,343,100

Notes	Page | 11

F-2-10

1.4.3.Statements of changes in shareholders’ equity

		31/12/2010			31/12/2009
		Originally published in Brazil	Adjustments	Restated	Originally published in Brazil	Adjustments	Restated
Capital stock		588,447	—	588,447	588,447	—	588,447
Tax incentives reserve	(a)	1,376,430	(212,015)	1,164,415	1,376,430	(222,743)	1,153,687
Funds for capital increase		620	—	620	620	—	620
Profits reserve		120,055	—	120,055	8,775	—	8,775
Equity valuation adjustment		177,876	—	177,876	207,129	—	207,129
Accumulated losses		—		—	(69,116)	—	(69,116)

Total shareholder’s equity		2,263,428	(212,015)	2,051,413	2,112,285	(222,743)	1,889,542

1.4.4.Statement of cash flows

		31/12/2010			31/12/2009
		Originally published in Brazil	Adjustments	Restated	Originally published in Brazil	Adjustments	Restated
Operating Activities
Income (Loss) for the year		142,038	10,728	152,766	1,565,843	(222,743)	1,343,100

Expenses (Income) not affecting cash and cash equivalents		105,998	(10,728)	95,270	(1,280,801)	222,743	(1,058,058)

Compensating Account - CRC		—	(10,728)	(10,728)	(1,376,430)	222,743	(1,153,687)

Gross cash generation		248,036	—	248,036	285,042	—	285,042

Judicial deposits	(b)	(9,597)	(46,694)	(56,291)	1,133	—	1,133
Compensating Account - CRC	(a)	—	10,728	10,728	—	(222,743)	(222,743)
Changes in liabilities	(b)	(18,151)	46,694	28,543	—	—	—

Operating cash generation		106,737		106,737	50,471	—	50,471

Investing activities		(20,418)	—	(20,418)	(54,508)	—	(54,508)

Financing activities		(97,330)	—	(97,330)	32,104	—	32,104

Net cash generation		(11,011)	—	(11,011)	28,067	—	28,067

(a)	The amount of R$ 212,015, totals the difference calculated of the error and for the year ended December 31, 2010 the recognition of the restatement for the year in the amount of R$ 10,728 refers to the adjustments arising from Law 11960/09, and for the year ended on December 31, 2009 to the reversal of R$ 222,743.
(b)	The amount of R$ 46,694, as at December 31, 2010, refers to the reclassifications of amounts related to deposits in court and provisions for labor, civil and tax contingencies.

2. Concessions

2.1. Concession for generation

On 5 April 2000, the Concessionaire signed ANEEL (National Agency Electric Energy) Concession Agreement No. 025/2000 for Electricity Generation. The Concession Agreement governs the exploration of hydroelectric power by means of generation plants and transmission facilities restricted to the generation plants.

Notes	Page | 12

F-2-11

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE GT holds the concession for operation of electricity generation services of the following plants:

Power plant	Unit	Beginning of operations	Power installed as Concession Agreement 25/2000 (MW)	Power installed as ANEEL Resolution 407/2000 (MW)	Location of the Power House	Ending of concession
*UHE Itaúba	4	1978	512,00	500,00	Pinhal Grande	30/12/2021
*UHE Gov. Leonel de Moura Brizola	6	1962	18,00	180,00	Salto do Jacuí	16/11/2015
*UHE Passo Real	2	1973	158,00	158,00	Salto do Jacuí	16/11/2015
*UHE Canastra	2	1956	44,80	42,50	Canela	07/07/2015
**PCH Bugres	1	1952	11,70	11,12	Canela	07/07/2015
*UHE Ernestina	1	1957	4,96	4,80	Tio Hugo	16/11/2015
**PCH Capigui	3	1933	4,47	3,76	Passo Fundo	16/11/2015
**PCH Guarita	1	1953	1,76	1,76	Erval Seco	16/11/2015
**PCH Herval	2	1937	1,52	1,44	Santa Maria do Herval	16/11/2015
**PCH Santa Rosa	1	1955	1,53	1,40	Três de Maio	16/11/2015
**PCH Passo do Inferno	1	1948	1,49	1,33	São Francisco de Paula	16/11/2015
**PCH Forquilha	1	1950	1,12	1,00	Maximiliano de Almeida	16/11/2015
**PCH Toca	2	1929	1,00	1,09	São Francisco de Paula	07/07/2015
**PCH Ijuizinho	1	1950	1,12	1,00	Eugênio de Castro	16/11/2015

*UHE	= Hydroelectric Power Plant
**PCH	= Small Hydroelectric Power Plant

The concession period of the hydroelectric plants, except of UHE Itaúba whose concession term is 2021, is terminated in 2015. The Concession agreement provides for the renewal of the concession for a 20-year period, as long as requested by the Concessionaire up to 36 months before the termination of the agreement. The possible renewal of the Concession Agreement shall be subordinated to public interest and to the review of the general conditions of the agreement.

The generation sector is competitive and there is no guarantee of return. Revenue is generated through the sale of electricity based on the Physical Guarantee of the plants, determined by the concession authority. In regard to Generation, part of this electricity is committed by means of agreements entered into in the regulated environment, with supply term until 2016. The restatement rate applied is the IPCA - Amplified Consumer Price Index, issued by IBGE. Another portion of the electricity is sold in the Free Market, and the restatement rate is negotiated between the parties.

2.2. Concession for transmission

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE GT holds two concessions for operation of electricity transmission public services.

2.2.a Concession Agreement No. 055/2001 - ANEEL

On 1 October 2001, the Concessionaire entered into ANEEL Concession Agreement No. 055/2001 for Electricity Transmission. The Concession Agreement establishes:

a) The obligation to build, operate and maintain the infrastructure used in the concession.

b) The services that the operator shall provide and to whom the services shall be provided (geographic area and consumer class).

c) The guarantee that the concession’s economic and financial balance and position will be maintained.

d) Indemnity paid by the end of the Concession Agreement with regard to the unamortized portion of investments made by the Concessionaire in the infrastructure used in the Concession.

The Concession Agreement is in effect until 7 July 2015, and may be renewed for a 20-year period, as long as requested by the Concessionaire up to thirty-six months (36) before the termination of the agreement. The possible renewal of the Concession Agreement shall be subordinated to public interest and to the review of the general conditions of the agreement.

The Concession Agreement also establishes that electricity rates shall be adjusted annually in July and reviewed every four (4) years, except the rates established for the Transmission Facilities classified at ANEEL Resolution No. 166/2000. The criteria and methodologies for those adjustments and review of electricity rates are determined by ANEEL - Brazilian Electricity Regulatory Agency through specific regulations.

Notes	Page | 13

F-2-12

2.2.b Concession Agreement No. 080/2002 - ANEEL

On 19 October 2002, the Concessionaire entered into ANEEL Concession Agreement No. 080/2002 for Electricity Transmission. The Concession Agreement of LT 230kV UPME x Pelotas 3 establishes:

a) The obligation to build, operate and maintain the infrastructure used in the concession;

b) The services that the operator shall provide and to whom the services shall be provided (geographic area and consumer class).

c) The guarantee that the concession’s economic and financial balance and position will be maintained.

d) Indemnity paid by the end of the Concession Agreement with regard to the unamortized portion of investments made by the Concessionaire in the infrastructure used in the Concession.

The Concession Agreement is valid for thirty (30) years, as from the beginning of operations of transmission facilities that are the object of the agreement, and may be renewed for an equal period, as long as requested by the Concessionaire up to thirty-six months (36) before the termination of the agreement. The possible renewal of the Concession Agreement shall be subordinated to public interest and to the review of the general conditions of the agreement.

The Concession Agreement also establishes that electricity rates shall be adjusted annually in July and reviewed if taxes or legal charges are created, changed or revoked, when their effects can be verified. The criteria and methodologies for those adjustments and review of electricity rates are determined by ANEEL - Brazilian Electricity Regulatory Agency through specific regulations.

2.2.c. Authorisations

On 30 September 1999, CEEE was authorized by ANATEL - National Telecommunications Agency, through Acts No. 4.390 and 4.391 published in the Federal Register on 14 October 1999, to render Specialized Limited Service, subclass Specialized Circuit Service, both in the country and abroad, for a non-defined time and with no exclusivity, having all Brazilian territory as the service rendering area.

2.3. Mechanism for the restatement of electricity transmission rates of the concession agreements

The Concession Agreements establish the portions of revenue assigned to each type of transmission facility. The Existing System Basic Network (RSBE) refers to the portions of revenue from the facilities included in the Basic Network, set forth in the attachment of Resolution No. 166/2000. The RPC refers to connection facilities and Other Transmission Facilities, both dedicated to the respective users. The sum of these two portions forms the Permitted Annual Revenue – RAP of the transmission concessionaires, which shall be enough to maintain the economic and financial balance of the concession agreements.

Reinforcements in existing facilities and smaller procedures for adequacy of facilities, allowed by legislation and established in the concession agreements of the concessionaires included in ANEEL Resolution No. 166/2000 are implemented by means of authorizations issued by ANEEL. The RAPs associated to these reinforcements are characterized by portions called RBNI (New Facilities of Basic Network) and RCDM (Other Transmission Facilities), which are the portions corresponding to the new facilities authorized and with revenues determined by specific resolution after the issue of ANEEL Resolution No. 167/2000, or even connection facilities directly hired from concessionaires, according to the provisions of ANEEL Resolutions No. 489/2002 and No. 158/2005.

In this context, the periodic rate revision is the regulatory instrument of this economic and financial regime. In the revision, the rates are changed (to higher or lower amounts) according to a methodology that consists of reviewing the performance of the concessionaire. The revenue from electricity transmission services is then recalculated to a new value of “maximum price” in order to represent the efficiency gains obtained and appropriated by the concessionaire during the years before the contractual rate revision.

The periodic rate revision results in the rate adjustment calculation, which consists of calculating the Concessionaire’s Annual Revenue compatible with the offset of efficient operating costs and with an adequate return on capital properly invested. The purpose of the rate adjustment calculation is to guarantee the economic and financial balance of the concession agreement that, with the application of the annual rate adjustment rules, shall be maintained until the next periodic rate revision.

Notes	Page | 14

F-2-13

The Total Permitted Annual Revenue of a certain concessionaire is formed by the net annual revenue, which includes the return and reintegration of the capital and the Management, Operation and Maintenance Costs, plus charges and taxes (ET) and the adjustment portion (PA), that is:

The charges and taxes considered in the calculation of RAP are the following: Research and Development (P&D), Inspection Rate (TFSEE), Global Reversion Reserve (RGR), and PIS/COFINS (taxes on sales).

The total of charges and taxes included in the calculation of revenue shall consider the rates pursuant to the effective legislation.

With regard to taxes on income, the Corporate Income Tax (IRPJ) and the Social Contribution Tax (CSLL) are considered in the calculation of RAP. Accordingly, the effective tax rate shall be 34.0%, considered in the return rate.

3. Non-concession Linked Activities

The Concessionaire has a fish farm station in the municipality of Tio Hugo, whose purpose is the production of fry and fish to be released in the reservoirs for the maintenance and preservation of the their fish population.

4. Preparation and presentation of financial statements

4.1. Basis of preparation and presentation of financial statements

a. Statement of compliance (with Brazilian accounting practices).

The financial statements have been prepared in accordance with Brazilian accounting practices and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), which comprise the Brazilian Corporate Legislation, technical pronouncements, interpretations and guidelines (collectively “CPCs”) issued by the Committee of Accounting Pronouncements (CPC) and approved by the Federal Association of Accountants (CFC) and by the Brazilian Securities and Exchange Commission (CVM).

Some additional information is also presented in explanatory notes and supplementary charts in compliance with instructions of SFEF/ANEEL Official Letter No. 4.097 of 30 December 2010.

The effects of the initial adoption of CPCs are detailed in note 6.

The Company is not presenting the Statement of Other Comprehensive income for the years ended December 31, 2010 and 2009 because of the fact that no other comprehensive income occurred in addition to the net income for the years then ended.

b. Measurement basis

The financial statements have been prepared on the historical cost basis.

c. Functional and Presentation Currency

These financial statements are presented in Brazilian reais (R$) which is the company’s functional currency. All financial information was rounded to thousands of Brazilian reais, except when otherwise stated.

Notes	Page | 15

F-2-14

4.2. Use of estimates

The preparation of the financial statements in accordance with Brazilian accounting practices requires the Company’s management to make estimates with regard to the determination and recording certain assets, liabilities, revenues and expenses and the disclosure of information about its financial statements. Such estimates are based on the going concern principle and supported by the best information available on the filing date of the financial statements and on management’s experience. These estimates are reviewed when new information is available or when previous information on which they were based changes. These estimates may differ from actual results. The main estimates refer to the following:

•	Useful life of intangible assets;

•	Transactions and sale of electricity at the Electricity Sales Chamber - CCEE;

•	Allowance for doubtful accounts;

•	Contingent liabilities

•	Retirement plans and post-employment benefits;

•	Current and deferred income and social contribution taxes;

•	Financial assets for the Concession

•	Financial instruments stated at fair value;

•	Useful lives of property, plant and equipment.

5. Significant Accounting Practices

5.1. Financial assets and liabilities

a. Recognition and measurement

The Concessionaire recognises financial instruments in its financial statements when, and only when, it becomes a party to the contractual provisions of the instrument.

The Concessionaire derecognizes a financial asset when contractual rights to the asset cash flows expired, or when rights for receiving contractual cash flows related to a financial asset for a transaction are transferred.

b. Classification

The Concessionaire classifies financial assets and liabilities into the following categories:

1.	Measured at fair value through profit or loss – are financial instruments held for trading. A financial asset is classified into this category when it is acquired mainly for short-term sales. Financial assets registered at fair value through income are measured at fair value, and changes on the value of such assets are recognised in the profit (loss) for the year.

2.	Held-to-Maturity these are non-derivative financial assets whose payments are fixed or may be determined. Their maturity dates are defined and the Concessionaire intends and is able to hold them to maturity. Held-to-maturity investments are initially recognised at fair value plus all other transaction costs that are directly attributable. After their initial recognition, they are measured at amortised cost through the effective interest method, less any impairment losses.

3.	Loans and receivables are non-derivative financial assets whose payments are fixed and may be determined. They are not quoted in an active market. They are initially recognised at fair value plus all other transaction costs that are attributable. After their initial recognition, loans and receivables are measured at amortised cost through the effective interest method, less any impairment losses. Loans and receivables comprise client and other credit accounts, including receivables from concession agreements as indemnity at the end of the concession agreement.

4.	Available-for-sale - non-derivative financial assets that are designated in this category or that are not classified in any of the categories above. After their initial recognition, they are measured at fair value, and changes other than changes for impairment losses and foreing currency differences on available-for-sale debt instruments are recognised under other comprehensive income (loss) and included in shareholders’ equity. When an investment is written-off, accumulated income (loss) in other comprehensive income (loss) is transferred to income (loss).

Notes	Page | 16

F-2-15

5.2. Accrual basis

The Company recognises revenues and expenses on the accrual basis.

5.3. Cash and cash equivalents

Cash includes cash funds and bank deposits available. Cash equivalents are short-term financial investments which have high liquidity, are quickly converted into known amounts of cash and subject to insignificant risk of change in value. The same definition is used in the Statement of Cash Flows.

5.4. Financial investments

Financial transactions and certificates of bank deposits falling due over 12 months, which are stated at cost or issue value and are restated according to legal or contractual provisions, are recognised under financial investments account.

5.5. Concessionaires and Permit Holders

It includes amounts due and falling due with regard to the supply of electricity and network usage charges to the date of the financial statements for the Concessionaires, Permit Holders and Free Consumers accounted for under the accrual basis, and sales of electricity at CCEE, according to information disclosed by the Chamber.

5.6. Allowance for doubtful accounts

It is recognized in an amount considered enough to cover possible losses on the realisation of receivables from concessionaires, permit holders and free consumers.

It refers to billed receivables up to balance sheet date accounted for on the accrual basis.

5.7. Inventories

Inventories are mensurance at average acquisition cost, less recoverable taxes and estimated loss to adjust them to net realisable value, when this is lower than acquisition cost.

The Concessionaire annually checks its stock items for obsolescence or possible impairment. All amounts related to reduction of inventories to its net realisable value, as well as all inventory losses, are recognised as expenses in the period in which they occurred.

5.8 Government Grants and Aid

As from 1 January 2008, if received, government grants must be recognised as long-term revenues in the period, crosschecked against the expenses intended to be offset systematically. The amounts to be recognised in income (loss) shall be appropriated in the Tax Incentive Reserve. The Compensation Account (CRC) is currently included in the Concessionaire’s financial statements, pursuant to Law No. 8.631/93.

5.9. Assets and rights for sale

Assets and rights for sale are classified as held for sale if their carrying amounts will be recovered basically through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is probable and the non-current asset is available for immediate sale in its present condition. Non-current assets classified as held for sale are measured at the lower of carrying value previously registered and fair value less costs to sell.

Notes	Page | 17

F-2-16

5.10. Concession agreement

Concession agreements for transmission are recognised as financial assets. Financial asset value represents the value for construction and renovation services, which shall be received through Permitted Annual Revenue, and it comprises acquisition price of material and services (plus non-recoverable taxes on purchase, after commercial and other discounts are deducted) and all other directly attributable costs in order to make the infrastructure available for the concession at the necessary place and condition so it can work as determined in the Concession agreement, net of amortisation plus adjustments.

Amortisation of financial assets for concession agreements is estimated based on an assumption adopted by the Management, that is, to separate from the Permitted Annual Revenue the value determined for coverage of remuneration and reintegration of investments made. Financial asset adjustment is calculated based on the effective interest rate.

5.11. Investments

a) Investments in associated companies

An associate company is an entity over which the Concessionaire has significant influence and which is not considered a controlled company, or rather interest in a joint venture. Significant influence effectively occurs when the Concessionaire, directly or indirectly, holds between 20 and 50 percent of the voting share of another entity and/or has the power to participate in decisions on financial and operating policies of the investee, without exerting individual or joint control on these policies.

Investment in associated companies is accounted for under the equity method and is initially recognised at the cost value and then adjusted for recognition of the Concessionaire’s share in the income (loss) and other comprehensive income (loss) of the associated company.

When the Concessionaire’s share in losses of an investee whose shareholders’ equity was accounted for is higher than its ownership interest in such investee, under the equity method, the carrying value of such interest, including all long-term investments, is reduced to zero.

b) Joint ventures

A joint venture is a contractual agreement under which the Concessionaire and other parties carry out economic activities subject to a joint control, situation in which decisions on financial, strategic and operating policies related to the joint venture’s activities require approval by all the parties sharing the control. When a Concessionaire directly carries out its activities through a joint venture its share of the joint assets, and any liabilities that it has incurred jointly with the other venturers are recognised in the financial statements of that company and classified according to their nature. Incurred expenses and liabilities directly related to interest in joint-venture assets are accounted for under the accrual basis.

Any gain from the Concessionaire’s sale or use of share in the earnings of joint assets and its share of any expenses incurred by the joint venture are recognised when economic benefits likely to be associated with the transactions are transferred to/from the Concessionaire and its value can be reliably measured.

c) Qualifying Special-Purpose Entities (QSEPs)

A QSEP shall be consolidated when the Concessionaire considers that it is a controlled company of its own, after evaluation of the core issues related to relationship and risks and benefits of such QSEP. Such control may exist even if the Concessionaire holds only few or no share in the QSEP’s shareholders’ equity. In each situation, the application of this control concept required a deliberation in the context of all significant issues.

d) Other investments

These include investment properties which represent assets not used for concession purposes, held for valuation or income generation.

Notes	Page | 18

F-2-17

5.12 Property, plant and equipment

a) Recognition and measurement

Items of property, plant and equipment are measured at historic acquisition or construction cost, less accumulated depreciation and impairment. Cost includes expenses directly attributable to the acquisition of an asset. The cost of assets built by the Company includes materials and direct labour, as well as any costs directly related to the location of the asset at the place and the conditions necessary to enable it to operate as intended by management, and costs for dismantling and removal from the construction site and borrowing costs.

b) Subsequent costs

Replacement cost for a component of property, plant and equipment is recognised at the carrying amount of such component if it is possible that economic benefits incorporated to the component will flow to the Concessionaires and that its cost may be reliably measured. A component’s carrying amount that is replaced by an other is then written off. Maintenance costs arising from the daily routine of property, plant and equipment are recognised on the statement of income as they are incurred.

c) Depreciation

Depreciation is recognised in the statement of income on a straight-line basis over the estimated useful lives estimated by the Regulatory Agency of each part of an item of property, plant and equipment, given that this is the method that more closely reflects the consumption pattern of future economic benefits inherent in assets.

5.13. Intangible assets

a) Recognition and measurement

Intangible assets acquired by the Concessionaire with defined useful life are measured at cost, less accumulated amortization and impairment. They primarily include software and licensing rights alike.

b) Subsequent expenses

Subsequent expenses are capitalised only when they give rise to future economic benefits that are included in the specific asset to which they are related. All other expenses are recognised on the statement of income as they are incurred.

c) Amortisation

Amortisation is calculated over the cost of an asset, or other amount substituted for cost, less residual value. Amortisation is recognised in the statement of income on a straight-line basis over the estimated useful lives estimated by the Regulatory Body for intangible assets, other than goodwill, as of the date they are available for use.

5.14. Obligations linked to the public utilities concessions of electric service

Special obligations (with no remuneration) represent the contributions from Federal, State and City governments and from consumers, as well as donations not conditioned to return in favour of the donor, and subventions intended for investments in the public electricity service in the transmission activity. At the end of the concession service, the value of special obligations shall be deducted from the Concession’s financial asset.

Notes	Page | 19

F-2-18

5.15. Impairment

5.15.1. Financial Assets

The Concessionaire checks annually for signs of impairment losses of its financial assets. When such signs are identified, the asset recoverable values are estimated and if they are lower than the carrying amount, the latter value for the financial asset is directly reduced by the impairment loss for all financial assets, except for the accounts receivable for which the carrying amount is reduced by the use of an allowance for doubtful accounts.

Subsequent recoveries of previously written off amounts are credited against the allowance. Changes in the carrying values of the provision are recognized in the statement of income. When a financial asset available-for-sale is not considered as recoverable, accumulated gains and losses which are recognized in other comprehensive income (loss) are transferred to the statement of income.

5.15.2. Non-financial assets

The Concessionaire checks annually for signs of impairment losses of its non-financial assets. When such evidence is identified, the recoverable value for the assets is estimated, and if the carrying value is higher than the recoverable value, an impairment loss is recognized to adjust the carrying value to the recoverable value. Such impairment losses shall be recognised in the statement of income when identified.

The recoverable value of an asset or cash-generating unit is the higher of the value in use and net sales price. To estimate the asset’s value in use, the estimated future cash flows are discounted to present value with a discount rate before tax that reflects the weighted average capital cost for the industry in which the cash-generating unit operates. Whenever possible, net sales price is determined based on a binding sale agreement conducted on an arm’s length basis between the parties, adjusted by expenses attributable to the asset sale. If there is no such binding agreement, it should be based on the market price defined in an active market, or in the most recent transaction price with similar assets.

5.16. Lease

Segregated between operating leases and finance leases. When the lease is classified as a finance lease, that is, its risks and benefits are transferred, it is recorded as an asset and initially measured at fair value or present value of minimum lease payments, whichever is lower, and depreciated normally. The underlying liability is amortised using the effective interest rate.

5.17. Loans, Financing and Other Fundings

These are remeasured based on the monetary variation and/or exchange rate gains (losses), interest, and finance charges established in each agreement incurred up to the balance sheet date.

5.18. Fair value

a. Loans, receivables and other credits: Value estimated based on present value of future cash flows, discounted at the market rate for interest calculated as of the presentation date. The Concessionaire considers that, as of the transition date, carrying amounts of receivables from service concession agreements represent the better estimate of its fair value. Such fair value is determined for disclosure purposes.

b. Intangible assets received as compensation for the rendering of construction services in a service concession agreement: estimated through reference to fair value of construction services rendered. The Company has recognized no profit margin on such revenues because the (i) concession model is not designed to generate profits from the infrastructure construction, but from the service rendering; (ii) the way the Company manages the constructions is highly based on outsourced services and; (iii) there are no forecasted margins on these operations in the Company’s business plans. Management so believes that any gains on these operations are irrelevant and, accordingly, no amounts in addition to the effective costs have been considered as a part of revenues. Therefore, construction revenues and costs are presented in the statements of income in the same amounts.

Notes	Page | 20

F-2-19

c. Property, plant and equipment: based on market approach and cost approach through market prices quoted for similar items, when available, and replacement cost when appropriate. Fair values for property plant and equipment related to the generation infrastructure linked to a concession are limited to those recovery values allowed by the Regulatory Agency.

d. Other financial assets and liabilities: fair value of financial assets and liabilities measured at fair value through income (loss), held-to-maturity investments and financial assets available for sale is calculated through reference to closing prices calculated as at the reporting date. Fair value of held-to-maturity investments is calculated only for disclosure purposes.

5.19. Provisions for labour, civil and tax contingencies:

Provisions are recognised when the Concessionaire has a current legal or informal liability resulting from a past event, whose amount can be reliably estimated and an outflow of funds is probable. The amount recognised as a provision is management’s and legal counsellors’ best estimate of the expenditure required to settle the obligation at the reporting date, based on the legal counsellors’ reports on lawsuits. When the provision involves a large population, the liability is estimated considering all the possible outcomes according to its related probabilities. For a single liability, measurement is based on the most probable outcome.

5.20. Other assets and liabilities

Other assets and liabilities subject to monetary variation or exchange rate gains (losses) under legislation or contractual clauses are adjusted according to indices established in the respective instruments to reflect their remeasured values up to the date of the financial statements. All others are presented at their incurred values at the formation date, and assets are deducted from provision for losses, when applicable.

5.21. Income and Social Contribution Taxes

Current income tax is calculated at the rate of 15% of taxable income, plus a 10% surtax on annual taxable income exceeding R$240. Social contribution tax is calculated and recorded on income adjusted before Income tax, according to tax legislation in effect.

Deferred taxes are based on temporary differences. Deferred assets and liabilities are accounted for under non-current assets and liabilities. Deferred taxes are realised based on the expected rates applicable in the period that the asset will be realised or the liability settled. Such assets and liabilities are not discounted to present value. Income and social contribution tax losses can be offset annually taking into account the limit of up to 30% of the taxable income for the year.

The Concessionaire is under the regulations of the Temporary Tax Scheme - RTT, which prescribes the tax neutrality in the calculation of federal taxes, eliminating the effects of applying new accounting methods and criteria introduced by the amendments in the Law 6.404/76. The regime was optional for 2008-2009, and became mandatory for 2010, according to the Law 11.941/09.

5.22. Post-employment benefits

Future liabilities, which are estimated based on an actuarial evaluation prepared on a yearly basis by an independent actuary, are registered for covering expenses with pension plan, supplementary encouraged retirement, former public employees and contributions to employees’ pension fund. Prior service cost for the defined contribution plan, which was implemented in October 2002, is now recognised in the statement of income on the service remaining period for employees, according to item 96 from CPC 33, approved by CVM Resolution No. 600 of 9 October 2009.

Notes	Page | 21

F-2-20

5.23. Recording of electricity purchases and sales at CCEE

The purchases (cost of energy purchased) and the sales (supply revenue) are recorded on the accrual basis in accordance with information disclosed by CCEE, the entity responsible for the determination of energy purchase and sale operations. In the months in which this information is not provided on a timely basis by the CCEE, the amounts are estimated by the Concessionaire’s management, based on certain parameters available in the market.

5.24. Information on quantity of shares and earnings/loss per share

Earnings per share shall be calculated dividing net income or loss for the year (numerator) by the weighted average number of common shares held by shareholders, less those held in treasury (denominator).

5.25. Results of operations

Revenues and expenses are recorded on the accrual basis for each year presented. Interest revenues and expenses are recognized according to the effective interest rate as financial revenues/expenses.

5.26. Revenue recognition

a) Generation income

The generation segment income is recognised on a monthly basis by the billing from contracts signed in both regulated and free environments, which are entered into through energy auctions and include the supply of a certain amount of electricity in megawatt-hours for a certain period of time, usually several times a year. Values to be monthly billed are pre-established under agreements. For the regulated environments, variations on demand and supply are monitored and adjusted on a monthly basis by CEEE. In the free market, those same changes are agreed between the contractual parties, considering the due adjustments on the monthly billing.

b) Transmission income

b.1) Operating revenue

On the transmission segment, income recognition is performed through an apportionment made by the National Operator of Electric System – ONS on a monthly basis. This apportionment considers facilities of all transmission companies as a large condominium in which all active members (facilities) receive compensations through the number of consumers of the Existing System Basic Network (RBSE) and other transmission facilities (DITs). Income also considers the calculation of the Permitted Annual Revenue - RAP approved by ANEEL for facilities authorized or acquired through bidding procedures and operated by the concessionaire.

Revenue accounted for under gradual recognition by the electricity transmission segment were adjusted under the straight-line method during the effective period of the concession agreements, pursuant to CPC 30.

b.2) Construction revenue

The Concessionaire recognises the construction revenue related to the construction and renovation services included in the concession agreement to the extent the works performed are being concluded, which is evaluated according to works done or, when that cannot be reliably measured, up to limit of costs recognized given that incurred costs can be recovered.

b.3) Financial revenue

It refers to the update of the receivable from concession agreements and it is recognised based on the interest effective rate method.

Notes	Page | 22

F-2-21

5.27. Dividend payout

Dividends are recorded upon approval by the Shareholders’ Meeting. The Concessionaire’s by-laws establish the distribution of mandatory minimum dividends of 50% of annual income. Accordingly, by year end, when applicable, a provision for payment of the minimum dividends is recognised in liabilities and the exceeding amount to the mandatory dividend is recognized in a specific account in Shareholders’ equity, as determined by CPC 25 and ICPC 08.

5.28. Related-party transactions

Related-party transactions are under specific rules for each type of transaction, and conditions and deadlines under which they are performed are agreed between the parties. Details for these operations are described in note 44.

5.29. Segment reporting

Segment reporting highlights business activities which may result in revenues or losses, including intercompany-transaction-related revenues and expenses, whose operating results are regularly reviewed by the main person in charge of making decisions at the Concessionaire.

Considering the nature of its operations, the Concessionaire has the segments of electricity generation and transmission.

5.30. Environmental issues

The Concessionaire capitalizes costs related to environmental demands identified with studies of environmental impact, required by the relevant public bodies to obtain licenses allowing the construction and installation of new ventures, besides those relating to compensation to be made to run the project in order to remedy, mitigate or prevent damage to the environment where the undertaking shall take place. Expenses related to environmental issues incurred after the venture started to operate are registered as expenses for the year they have occurred.

Projects for construction and installation of new ventures are identified and monitored by the environmental bodies responsible for regulation and investigation, such as the Brazilian Environment Institute - IBAMA, the State Foundation for Environmental Protection - FEPAM, Municipal Secretary of Environment - SEMA, and NGOs.

5.31. New standards and interpretations not yet adopted

Various IFRS standards, amendments to standards and interpretations issued by IASB have not yet come into effect for the year ended 31 December 2010. As follows:

•	Amendment to IAS 12 – Income taxes (CPC 32): Recovery of assets measured at fair value. Applicable as from 01/01/2012.

•	IFRS 9 - Financial Instruments: Classification of financial assets and accounting of financial liabilities stated at fair value through income. Applicable as from 01/01/2013.

CPC has not yet issued pronouncements equivalent to the IFRS referred to above. The earlier adoption of these pronouncements depends on their prior approval by CVM. The Concessionaire is still in process of evaluating the impacts of these new standards on its financial statements. No relevant impacts were identified so far.

Notes	Page | 23

F-2-22

6. First-time adoption of CPCs – in compliance with IFRS

Some reclassifications and corrections were made for the better presentation of the financial statements for comparative purposes, according to CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors.

6.1 Standards and interpretations applied to the Financial Statements

The Concessionaire adopted the following standards issued by CPC during the year ended 31 December 2010, including for the comparative period of 31 December 2009 and in the opening balance sheet as of 1 January 2009. Application of such standards (‘new standards’) affected amounts presented in the individual Financial statements of the Concessionaire, as shown below:

6.1.1. Standards and interpretations applied to the current year balances (and/or prior years)

Pronouncement	International standard	CVM Decision	Summary
	—	539/08	Framework
CPC 01(R1)	IAS 36	639/10	Impairment
CPC 07 (R1)	IAS 20	546/10	Government Grants and Aid
CPC 12	—	564/08	Discount to present value
CPC 13	—	565/08	First-time adoption of Law No. 11.638/07 and of Executive Act No. 449/08
CPC 17	IAS 11	576/09	Construction contracts
CPC 27	IAS 16	583/09	Property, plant and equipment
CPC 30	IAS 18	597/09	Revenues
CPC 37(R1)	IFRS 1	647/10	First-time adoption of IFRS
CPC 43 (R1)	IFRS 1	651/10	First-time adoption of CPC Technical Pronouncements 15 to 40
ICPC 01	IFRIC 12	611/09	Concession agreements
OCPC 05	IFRIC 12	654/10	Concession agreements

6.1.2 – Standards and interpretations affecting presentation and disclosure

Pronouncement	International standard	CVM Decision	Summary
CPC 03 (R2)	IAS 7	641/10	Statement of cash flows
CPC 09	—	557/08	Statement of value added
CPC 22	IFRS 8	582/09	Segment reporting
CPC 23	IAS 8	592/09	Accounting policies, changes in accounting estimates and errors
CPC 26	IAS 1	595/09	Presentation of financial statements
CPC 33	IAS 19	600/09	Employee benefits
CPC 39	IAS 32	604/09	Financial instruments: presentation
CPC 41	IAS 33	636/10	Earnings per share
ICPC 08	—	601/09	Accounting for proposed dividend payout
ICPC 09	—	618/09	Individual, separated, and consolidated financial statements and application of equity method
OCPC 03	IAS 32 E IAS 39	Official letter CVM/SNC/SEP nº 03/2009	Financial instruments: presentation, recognition and measurement

6.2. ICPC 01 – Concession agreements (IFRIC 12)

On 22 December 2009, CVM Decision no. 611/09 was approved, dealing with ICPC 01 – Concession Agreements.

ICPC 01 discusses concession agreements of public services to private entities whereby

a) the concession authority has control over the services the concessionaire shall provide using the infrastructure, to whom the services shall be provided and the price of those services; and

Notes	Page | 24

F-2-23

b) the concession authority has control, by means of ownership, usufruct or other form, over any significant residual participation in the infrastructure by the end of the concession period.

The infrastructure of the concession shall not be recognized as property, plant and equipment when controlled by the concession authority, given that the concessionaire has the right to operate the infrastructure according to the conditions set forth in the concession agreement, which usually comprise: building, operation and maintenance of the infrastructure during a certain period and then the return to the concession authority by the end of the agreement.

Accordingly, the concessionaire shall record and measure the revenue from services provided according to Technical Pronouncements CPC 17 – Construction Agreements and CPC 30 – Revenues. In case the concessionaire provides more than one service (e.g. construction or improvement services and operation services) ruled by a single agreement, the compensation received or receivable shall be appropriated based on the fair value of the services provided, if the amounts are separately identified. The nature of the compensation determines its accounting treatment.

6.3. Impact of the adoption of CPCs

The transition date adopted by the Concessionaire was 1 January 2009 (Opening Balance). Accordingly, the financial statements for the year ended 31 December 2008 were the last ones issued under the previous accounting practices. We present below a reconciliation of the financial statements and the adjustments required by the first-time adoption of CPCs, in compliance with IFRS, in accordance with CPC 37 (R1) on the first-time adoption of the international financial reporting standards.

6.4. Adopted Exemptions

When preparing its financial statements as at the transition date, the Concessionaire adopted CPC 43 – First-time adoption of CPCs 15 to 40 (except CPC 34), and it also applied optional exemptions of retrospective application related to the new accounting procedures, as follows:

•

Exemption related to the classification of financial instruments according to CPC 38. The Concessionaire did not perform retrospective analysis to the original date of financial instrument contracting which were in effect as at the transition date. All instruments contracted after the transition date were analysed and classified at the operations realisation date.

•

Exemption relating to the retroactive application of ICPC 01: The Concessionaire considered it impracticable to retrospectively apply the standard to the assets forming the infrastructure used in the public service concession of electricity transmission regulated by the Concession Agreement No. 055/2001, and adopted in the transition the previous book values of financial assets and intangible assets, regardless of their classifications, then reclassifying them to financial assets, corresponding to the unconditional contractual right of receiving cash or other financial asset from the concession authority due to the construction services.

There are no accounting pronouncements related to mandatory exemptions applicable to the Concessionaire.

Notes	Page | 25

F-2-24

6.5. Reconciliation of the balance sheet and Statement of Income as of 1/1/2009 and 31/12/2009

BALANCE SHEET	Note	31/12/2008	Impacts of IFRS and Reclassifications	01/01/2009	31/12/2009	Impacts of IFRS and Reclassifications	31/12/2009
CURRENT ASSETS		111,149	304,508	415,657	170,290	302,722	473,012

Other receivables	c	16,386	15,239	31,625	27,166	922	28,088
Concession financial assets	d/e	—	289,633	289,633	—	302,188	302,188
Prepayments	a	671	(364)	307	911	(388)	523
Other assets		94,092	—	94,092	142,213	—	142,213
NON-CURRENT ASSETS

Long-term assets		1,679,385	21,706	1,701,091	3,290,999	13,723	3,304,722

Concession financial assets	b/d/e	—	666,139	666,139	—	723,171	723,171
Other assets		243,456	—	243,456	1,782,695	—	1,782,695
Investments
Related parties	a/c	245,188	(16,671)	228,517	289,355	(9,597)	279,758
Other investments	c/d	76,782	(74,937)	1,845	75,362	(73,614)	1,748
Property, plant and equipment	b/c/d	1,078,997	-519,054	559,943	1,107,346	-591,264	516,082
Intangible assets	b/e	34,962	-33,771	1,191	36,241	-34,973	1,268

TOTAL		1,790,534	326,214	2,116,748	3,461,289	316,445	3,777,734

CURRENT LIABILITIES		457,131	-19,147	437,984	469,207	-15,919	453,288

Trade accounts payable	f	40,790	583	41,373	33,025	1	33,026
Research and development program	g	9,646	4,306	13,952	7,050	7,533	14,583
Other liabilities	f	66,443	(24,678)	41,765	66,463	(29,745)	36,718
Deferred income and social contribution taxes	h	—	15,070	15,070	—	15,070	15,070
Other payables	f	340,252	(14,428)	325,824	362,669	(8,778)	353,891

NON-CURRENT LIABILITIES		898,622	199,044	1,097,666	1,017,810	194,351	1,212,161

Research and development program	g	8,495	(4,306)	4,189	10,347	(7,533)	2,814
Deferred revenue	j	—	63,609	63,609	—	77,213	77,213
Other liabilities	f	59,678	33,038	92,716	60,558	33,038	93,596
Deferred income and social contribution taxes	h	—	106,703	106,703	—	91,633	91,633
Other payables		830,449	—	830,449	946,905	—	946,905

SHAREHOLDERS’ EQUITY		434,781	146,317	581,098	1,974,272	138,013	2,112,285

Share capital		588,447	—	588,447	588,447	—	588,447
Tax incentive reserve		—	—	—	1,376,430	—	1,376,430
Funds for capital increase		620	—	620	620	—	620
Income reserve		—	—	—	8,775	—	8,775
Asset and liability valuation adjustment	d/h	—	236,382	236,382	—	207,129	207,129
Accumulated losses	b/d/f	(154,286)	(90,065)	(244,351)	—	-69,116	-69,116

TOTAL		1,790,534	326,214	2,116,748	3,461,289	316,445	3,777,734

Notes	Page | 26

F-2-25

STATEMENT OF INCOME	Note	31/12/2009	Impacts of IFRS and Reclassifications	31/12/2009
GROSS REVENUE		773,526	48,259	821,785

Recognition on a straight-line basis	j	—	(22,176)	(22,176)
Operation and maintenance revenue	i	—	(289,735)	(289,735)
Return on financial assets	i	—	285,053	285,053
Construction revenue	i	—	75,117	75,117
Other revenues		773,526	—	773,526

DEDUCTIONS FROM GROSS REVENUE		(102,430)	1,032	(101,398)

PASEP and COFINS (taxes on sales)	j	(48,302)	1,032	(47,270)
Other deductions	j	(54,128)	—	(54,128)

NET REVENUE		671,096	49,291	720,387

COST OF ELECTRICITY SERVICES		(285,534)	(74,263)	(359,797)

Cost of electricity		(36,982)	—	(36,982)

Operating costs		(248,552)	(74,263)	(322,815)

Depreciation and amortisation	d/e	(61,801)	854	(60,947)
Construction cost	i	—	(75,117)	(75,117)
Other operating costs		(186,751)	—	(186,751)

GROSS INCOME		385,562	(24,972)	360,590

Operating expenses		(206,631)		(206,631)

Other revenues		1,378,958		1,378,958

Other expenses	c	(5,409)	1,324	(4,085)

INCOME FROM SERVICES		1,552,480	(23,648)	1,528,832

Equity in earnings (losses) of controlled companies	f	29,217	(7,266)	21,951

Financial losses		(28,848)	—	(28,848)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		1,552,849	(30,914)	1,521,935

Income tax	j	27,259	5,544	32,803
Social contribution tax	j	9,109	1,996	11,105

NET INCOME		1,589,217	(23,374)	1,565,843

a.	In Other receivables the amounts of R$364 as of 01/01/2009 and R$388 as of 31/12/2009 consist of the increase in PIS/COFINS rate, which were transferred from Prepayments, and R$14,876 as of 01/01/2009 and R$534 as of 31/12/2009, consist of receivables from investees transferred from Investments in related parties.
b.	The account balances consist of amounts transferred from property, plant and equipment and intangible assets adjusted by amortization and restatement of financial assets balances, according to note 19.
c.	Consists of the write-off of expenses on UHE Dona Francisca and in environmental protection actions (R$32,373 and R$4,188 as of 01/01/2009, respectively), of the transfer of the remaining balance of UHE Dona Francisca to property, plant and equipment (R$38,376 as of 01/01/2009), and the reversal of the impairment loss recognised for UHE Dona Francisca (R$1,323 in 2009). The amount of R$16,671 as of 01/01/2009 and R$7,074 in 2009 in related parties refer to the republishing of the companies’ financial statements.
d.	The amount of R$519,054 as of 01/01/2009 consists of the transfer of the investment in UHE Dona Francisca (R$38,376 as of 01/01/2009), the transfer to financial assets of the assets dealt with on ICPC 01 (R$915,584 as of 01/01/2009). In 2009 the amounts consisted of the realization of the adjustment of deemed cost and depreciation of UHE Dona Francisca (R$44,322 and R$609, respectively), in addition to the transfer to financial assets of the results of capitalization, write-offs and depreciation of the items dealt with ICPC 01 (R$27,279).

Notes	Page | 27

F-2-26

e.	The amounts of R$33,371 consist of intangible assets belonging to the transmission concessions infrastructure transferred to financial assets.
f.	In Other Liabilities the amount of R$24,678 consists of R$583 as of 01/01/2009 and R$1 as of 31/12/2009 referring to Short-term Energy – CCEE reclassified from Other Liabilities to Trade Accounts Payable; R$33,038 as of 01/01/2009 and 31/12/2009 referring to obligations with ventures, which were considered as non-current liabilities after analysis; the amount of R$5,485 as of 01/01/2009 and 31/12/2009 refer to the provisions for subsequent costs of ventures part of the transmission concession infrastructure which were not, and are not expected to be realised (this resulted in the write-off of these amounts with impacts on shareholders’ equity); and R$14,428 as of 01/01/2009 and R$8,778 consisting of regulatory liabilities now part of Other Liabilities.
g.	Reclassification according to instructions from the Regulatory Agency.
h.	The amounts of R$15,070 as of 01/01/2009 and 31/12/2009 in current liabilities and R$106,703 as of 01/01/2009 and R$91,633 as of 31/12/2009 in non-current liabilities consist of deferred taxes levied on the adoption of deemed cost for Generation assets.
i.	Consists of the transfer from Operating Revenue to Amortisation of Financial Assets (R$289,735), revenues and costs referring to construction or improvement services on the infrastructure used in the rendering of electricity transmission services (R$75,117 in 2009) and the recognition of financial revenues resulting from the restatement of the balance of financial assets (R$285,053 in 2009).
j.	The Concessionaire recognised the amount of R$124,680 in accumulated losses referring to prior-year amounts and R$21,608 in net income. Due to this entry, deferred taxes (PIS/COFINS and IRPJ/CSLL) were calculated amounting to R$47,466 in accumulated losses referring to prior-year amounts and R$426 in net income.

6.6. Reconciliation of shareholders’ equity as of 1 January 2009 and 31 December 2009.

	Notes	01/01/2009	31/12/2009
Shareholders’ equity - originally disclosed		434,781	1,974,272

Deferred revenue	(a)	(102,504)	(124,680)
Tax effect of adjustments on the straight-line basis	(b)	38,895	47,467
Asset and liability valuation adjustment	(c)	236,381	207,129
Investments	(d)	(32,873)	(39,425)
Concession financial assets	(e)	6,418	47,522

		146,317	138,013

		581,098	2,112,285

a.	Accounting of the revenue recognised on a straight-line basis amounting to R$124,680 (R$102,504 as of 1 January 2009).
b.	It refers to taxes on revenue recognised on a straight-line basis amounting to R$47,467 (R$38,395 as of 1 January 2009).
c.	It refers to the adoption of deemed cost for Generation assets amounting to R$358,154, less deferred taxes amounting to R$121,773. In 2009 the realisation of asset and liability valuation adjustments through depreciation amounted to R$44,322 and for deferred taxes it amounted to R$15,070.
d.	It consists of the write-off of expenses capitalised on the venture UHE Dona Francisca (R$32,873) and in environmental conservation and protection activities (R$4,188), as well as adjustments in gains/losses with investments evaluated under the equity method (R$3,688). In 2009, provisioned values during that year related to UHE Dona Francisca (R$1,323) were reversed, and gain/losses values in related parties (R$7,875) were adjusted.

Notes	Page | 28

F-2-27

e.	It refers to the concession reprocessing regulated by the Concession Agreement 080/2002 (R$21,449 added to the amortisation expense and R$27,867 of restatement for the Concession Financial Asset). In 2009, the amortization of financial assets increased by R$243,949 and the restatement of financial assets amounted to R$285,053.

6.7. Statement of cash flows and value added

The effects of the adjustments described in notes 6.5 and 6.6 were reclassified in the Statements of Cash Flows and Statements of Value Added for comparison purposes in 2009.

7. Cash and cash equivalents and Financial investments

Balances consist of:

Description / Bank	Note	Maturity	Remuneration	31/12/2010	31/12/2009	01/01/2009
Current
Cash and bank deposits	a			1,170	3,046	4,844

SIAC / BANRISUL		Daily	SELIC OVER	20,785	29,920	55

Interest-bearing bank deposits (see note 44.a)	b			20,785	29,920	55

Total cash and cash equivalents				21,955	32,966	4,899

Non-current
SIAC Especial / BANRISUL	b	Daily	SELIC	—	5	5

Total Interest-bearing restructed bank deposits (see note 44.a)				—	5	5

a) Cash and cash equivalents

The amount of R$1,170 (R$3,046 as of 31 December 2009 and R$4,844 as of 1 January 2009) refers to funds deposited in banks.

b) SIAC/BANRISUL

The amount of R$20,785 (R$29,920 as of 31 December 2009 and R$55 as of 1 January 2009) refers to the amount applied in the Cash Management Integrated System - SIAC/BANRISUL established by State Decree No. 33959 of 31 May 1991. These values were transferred to SIAC in accordance with an agreement signed between the Concessionaire and the State of Rio Grande do Sul as of 10 October 2008, entitled “Agreement of Temporary Transfer of Monetary Resources Available”. The balance invested is remunerated at the SELIC OVER rate variation, with high liquidity.

8. Concessionaires and permit holders

Balances consist of:

	31/12/2010	31/12/2009	01/01/2009
Energy supply	37,084	34,437	32,270
Network usage charge	48,563	49,406	47,016
Short-term energy - CCEE (see note 47.d)	1,848	6,760	1,814

	87,495	90,603	81,100

Notes	Page | 29

F-2-28

a) Short-term Energy - Electricity Sales Chamber - CCEE

The amount of R$1,848 (R$6,760 as of 31 December 2009 and R$1,814 as of 1 January 2009) refers to the electricity sold in the short-term market, according to information disclosed by the CCEE, and mentioned in note 47.b.

9. Notes receivable

The amounts of R$493 (R$453 as of 31 December 2009 and R$524 as of 1 January 2009) recorded under Current Assets and R$544 (R$806 as of 31 December 2009 and R$1,114 as of 1 January 2009) recorded under Non-current Assets refer to the installment debts made for the sale of assets

10. Allowance for doubtful accounts

The amount of R$1,656 (R$1,402 as of 31 December 2009 and R$1,227 as of 1 January 2009) refers to the provision for receivables from concessionaires, sundry permit holders and free consumers outstanding for more than three months.

11. Tax credits

Balances consist of:

Current	31/12/2010	31/12/2009	01/01/2009
PASEP/COFINS to offset	352	352	432
ICMS to offset	1,379	2,479	968
IRPJ and CSLL to offset	15,929	9,468	748
Other credits to offset	972	955	636

Total	18,632	13,254	2,784

Non-current
PASEP/COFINS to offset	2,748	2,748	2,706
ICMS to offset	—	4,566	1,239
IRPJ and CSLL to offset	28,887	28,192	—
Other credits to offset	607	607	—

Total	32,242	36,113	3,945

Description tax credits

PIS / PASEP – Program and Civil Servants Investment Program Contributions

COFINS – Contribution for Social Integration Plan

ICMS – Tax on Circulation Sales and Services

12. Inventories

Balances consist of:

	31/12/2010	31/12/2009	01/01/2009
Inventory in operation	6,729	6,948	6,618
(-) Provision for losses	(389)	(609)	(606)

	6,340	6,339	6,012

Inventory balances refer to material applied to maintenance of operations under classification, waste and scraps, as well as that for sale, all of which are valued at average price less allowance for losses.

Notes	Page | 30

F-2-29

13. Other receivables

Balances consist of:

	Note	31/12/2010	31/12/2009	01/01/2009
Advances for Research and Development - R&D	a	1,693	1,676	1,017
Advances to suppliers		87	87	130
Advances to employees		1,846	1,762	1,502
Compulsory Loan - ELETROBRÁS		—	—	1,347
Rental of Posts and Services		1,220	1,447	1,394
Assignment of Employees		1,277	1,309	1,175
Receivables investment fund - FIDC	b	6,231	3,974	4,352
Book entry	c	1,997	2,105	—
Investment		5,506	13,816	7,844
Other debtors		8,654	1,912	12,864

Total Current		28,511	28,088	31,625

Suppliers - Contracts 1000-1001/87	d	39,941	39,941	39,941
Subordinated Shares - FIDC	e	22,375	29,925	17,125
Loan Agreement	f	—	37,980	—
Other debtors		4,109	3,704	3,459

Total No-Current		66,425	111,550	60,525

		94,936	139,638	92,150

a) Advances for Research and Development - R&D

The amount of R$1,693 (R$1,676 as of 31 December 2009 and R$1,017 as of 1 January 2009) refers to Research and Development projects aimed at capacity building and technology development for the Concessionaire, aiming to generate new processes or products, or improvement of their characteristics.

b) Receivables Investment Fund (FIDC)

The value of R$6,231 (R$3,974 as of 31 December 2009 and R$4,352 as of 1 January 2009) refers to the amount withheld in excess for settled installments, remaining in the Fund used to settle future installments valued at cost.

c) Book Entry

The amount of R$1,997 (R$2,105 as of 31 December 2009) refers to the balance of agreements for sharing Information Technology and Telecommunications activities between Companhia Estadual de Geração e Transmissão de Energia Elétrica (CEEE-GT) and the Companhia Estadual de Distribuição de Energia Elétrica (CEEE-D).

d) Suppliers - Contracts 1000-1001/87

The value of R$39,941 refers to the invoices related to Agreements 1000/87 (Sulino Consortium) and 1001/87 (Conesul Consortium), which deals with equipment and material supply for installation of six substations, whose civil works and assemblies were responsibility of the Concessionaire, and the construction of five substations with turn-key equipment supply. These agreements are being challenged through a class action pleading the annulment of such agreements and the return of overpaid amounts. Currently the process is under legal technical calculation. Payments were suspended when the class action was filed. This amount is also registered as current liability, according to note 33.

Notes	Page | 31

F-2-30

e) Subordinated quotas (FIDC)

The amount of R$22,375 (R$ 29,925 as of 31 December 2009 and R$17,125 as of 1 January 2009) is related to the acquisition of Receivables Investment Fund (FIDC)’ Subordinated Quotas, and its market value in December 2010 amounted to R$26,523.

f) Loan agreements

On 29 October 2008, through Decision No. 3984, ANEEL authorised the loan agreement entered into between CEEE-GT (lender) and CEEE-D (borrower) amounting to R$50,000, to be repaid in 12 monthly instalments as from August 2009 and bearing interest at CDI. The loan agreement between the parties was entered into on 31 January 2009 and the amount made available on 12 March 2009.

Later, on 23 March 2009, through Decision No. 1045, ANEEL authorised a new loan agreement between CEEE-GT (lender) and CEEE-D (borrower) amounting to R$50,000, under the same rules of the loan agreement in effect. This loan agreement between the parties was entered into on 25 March 2009 and the amount made available on the same date.

On 9 July 2009, the lender received from the borrower the total restated amount of R$51,399, net of taxes, by means of anticipated settlement of the loan agreement entered into on 25 March 2009.

On 31 July 2010, the loan agreement entered into on 29 October 2008 was settled.

14. Compensation Account (CRC)

The balance of R$ 1,164,415 in 2010 (R$ 1,153,687 in 2009) is derived from regular proceedings 93.00.02153-2, whose favorable decision by the Superior Court of Justice (STJ) (RESP 435948-RS) issued in 2005, became final and unappealable in 2009 through the Superior Court of Justice (STF).

During 2011, several discussions were carried out with the Federal Government, which culminated on January 26, 2012, in the signing of an Agreement Term, which was confirmed in court on January 31, 2012.

As a result, the Attorney General’s Office, authorized by the Ministry of Mines and Energy and the Ministry of Finance, as well as with the effective participation of the Brazilian Electricity Regulatory Agency (ANEEL), the Department of the National Treasury (STN), the Brazilian Federal Revenue Department, the Attorney General of the National Treasury (PGFN) and Eletrobrás, together with CEEE-D, put an end to process of judicial settlement 2006.71.00.047783-2.

In this context, the Concessionaire had an amount receivable of R$ 1,209,304, definitively recognized by the Court, inherent to the Compensation Account calculated on the base date of December 27, 2011, and of this amount the Concessionaire’s tax liabilities with the Federal Revenue Department of Brazil (RFB) in the amount of R$ 55,673 were offset directly with the Federal Government, according to the demonstrative table, composed as follows:

27/12/2011
Amount confirmed in the term of agreement	1,209,304
Installment payment of tax debts – Law nº 11,941/2009	(25,600)
Installment payment of tax debts – Law nº 8,212/1991	(743)
BIB – Brasil Investment Bond Exchange	(1,635)
Federal Privaty Governament Banks - DMLP	(27,695)

1,153,631

Accordingly, with respect to the credits of the CRC, R$ 1,153,631 remains due, which will be paid by the Federal Government through the issuance of Treasury Notes, Series B (NTN-B), according to the following characteristics:

I.	Base date: July 15, 2000

II.	Face value on the base date: R$ 1,000.00 (One thousand reais);

Notes	Page | 32

F-2-31

III.	Type: registered and negotiable;

IV.	Restatement of the face value: IPCA (Amplified consumer price index) of the previous month;

V.	Remunerative interest 6% p.a.

VI.	Payments of principal and interest:

•	Principal - in a single payment on the due date of the note;

•	Interest - semiannually, on the 15th of May and November, with adjustment of the term in the first period of flow.

The notes will be issued by the Department of the National Treasury in three tranches, with the first issue on February 9, 2012 and the others will be issued on December 18, 2012 and December 17, 2013.

On the occasion of the Agreement Term, in light of the judicial liquidation established, the amounts owed by the Federal Government were different from the amounts initially recognized in the Concessionaire’s assets in 2009 (see note Rectification of Errors from Prior Periods).

15. Prepayments

The amount of R$673 (R$523 as of 31 December 2009 and R$307 as of 1 January 2009) corresponds to the ownership of PROINFA fund quotas on concessionaires of public service of transmission that serve unbound customer and/or those who produce energy for their own and sole use with consumption unit connected to the facilities of the Basic Network of the National Interconnected System Basic Network Interconnected System, as well as to the National Consumers Charges to Compensate (RGR).

16. Sale of Energy at the Electricity Sales Chamber (CCEE)

The amount of R$123,891 (R$65,777 as of 31 December 2009 and R$65,136 as of 1 January 2009) refers to the electricity sold in the short-term market (CCEE), according to note 51.b.

On 31 December 2010 CEEE-GT updated the balances recorded in financial statements in accordance with ANEEL Decision 2517, of 26 August 2010, as follows:

	31/12/2010	31/12/2009	01/01/2009
Opening balance	65,777	65,136	64,110
Monetary correction	61,610	3,751	3,725
Receipt	227	(8)	(178)
Losses	(3,723)	(3,102)	(2,521)

Closing balance	123,891	65,777	65,136

17. Court Deposits

The amount of R$62.298 (R$6,007 as of 31 December 2009 and R$7,140 as of 1 January 2009) refers to court deposits for labour and civil lawsuits for which there is no likelihood of loss. The remaining court deposits are presented net and present, offsetting the balance for the Provision for Contingent Liabilities to which they relate. (see note 31).

18. Deferred income and social contribution taxes

Deferred income and social contribution taxes, calculated on temporarily non-deductible provisions, controlled in part “B” of the Taxable Income Assessment Book, and whose deductibility will occur through effective payment, or through reversal of such provisions.

Income tax is calculated at the rate of 15%, plus a surtax of 10% and social contribution tax is calculated at the rate of 9%.

Notes	Page | 33

F-2-32

18.1. Calculation base of deferred tax credits - Assets

	31/12/2010	31/12/2009	01/01/2009
Provision former public employees (Law 3096/56)	289,215	298,473	283,708
Provision for labor claims	254,815	224,047	196,095
Provision for tax and civil contingencies	37,701	16,864	20,048
Other provisions	1,343	1,364	1,198

Calculation basis of temporary differences	583,074	540,748	501,049
Applicable tax rate (income and social contribution taxes)	34%	34%	34%

Total deferred tax credits on temporary differences	198,245	183,855	170,357

Negative basis of social contribution	61,099	—	—
Applicable tax rate (9%)	5,498	—	—
Tax loss carryforwards	195,580	—	—
Applicable tax rate (25%)	48,895	—	—

Total deferred tax credits on income and social contribution tax losses	54,393	—	—

Within realization in certain	—	—	(67,031)

Book balance	252,638	183,855	103,326

Non-current	252,638	183,855	103,326

Income and social contribution taxes on temporary differences	252,638	183,855	103,326

Based on historical profitability and a technical feasibility study, the Concessionaire recognised in 2010 an increase of R$18,142 in its deferred tax assets for temporary differences totalling R$198,245 and R$54,393 corresponding to negative basis of social contribution and tax loss carry forwards. This asset is expected to be realised within five years as shown below:

a) Estimate for the realisation of deferred tax credits

	% of realization	R$
2011	18.32%	46,295
2012	14.28%	36,089
2013	25.80%	65,174
2014	20.53%	51,858
2015	21.07%	53,222

	100.00%	252,638

Tax credits’ realisation estimate was set according to projections prepared by the Concessionaire, approved by the Management, and existing regulated and free agreements are the main assumptions for revenue generation, in addition to increased generation capacity and rehiring of existing products. This study was updated so as to adjust the assumptions by considering the concession period.

For the transmission revenue values related to the revenue permitted over existing substations and transmission lines were considered, in addition to the transmission connection revenue and the distribution and generation.

b) Tax credits on income and social contribution tax loss carry forwards

As of 31 December 2010, the Concessionaire had income and social contribution tax loss carry forwards. According to the legislation in effect, the limit for compensation of such losses is 30% of the taxable income calculated for each year. Those values are not subject to statute of limitations, and the respective tax credits were set up on the amounts that may be offset considering the Concession period.

Notes	Page | 34

F-2-33

18.2. Calculation basis of deferred tax liabilities

The balance of R$91,633 (R$106,703 in 2009 and R$121,772 as of 1 January 2009) refers to the recognition of income and social contribution taxes on the asset and liability valuation adjustments resulting from the adoption of the deemed cost to the generating plants. Realisation of deferred tax liabilities shall occur to the extent such assets go through depreciation at the rates adopted by the Regulatory Agency.

	31/12/2010	31/12/2009	01/01/2009
Asset and Liability Valuation Adjustment (Deemed Cost)	269,508	313,831	358,154

Calculation Base	269,508	313,831	358,154

Applicable tax rate (income and social contribution taxes)	34%	34%	34%

Total Deferred Tax Liabilities	91,633	106,703	121,772

a) Realisation estimate for deferred tax liability

Management has estimated the realisation of deferred tax liability for future years:

	% de realização	R$
2011	16%	15,070
2012	16%	14,270
2013	15%	13,844
2014	14%	12,762
2015	8%	7,038
After 2015	31%	28,649

	100%	91,633

19. Concession

Concession financial asset

Breakdown of Financial Asset balances for the Transmission Concession:

	31/12/2010	31/12/2009	01/01/2009
Current	303,624	302,188	289,633
Non-Current	814,596	723,171	666,139

Total	1,118,220	1,025,359	955,772

Management considers that the concession agreement complies with the conditions for application of Technical Interpretation ICPC 01 - Concession Agreements, which include guidelines for concessionaires on how to account for the concessions of public services to private entities.

Only assets exclusively used for concession and on which the Concessionaire obtains remunerations from the invested capital were considered as affected by ICPC 01. Administrative assets and those for support in general, over which the Concessionaire receives no remuneration are considered part of the Permitted Annual Revenue share for the coverage of Operating and Maintenance costs, including annual costs of mobile and fixed facilities. Based on the analysis of the Concession Agreements No. 055/2001 and No. 080/2002, Management believes that the “financial” model is what best represents the Electricity Distribution Business, including, given that the built or received infrastructure is recovered through two cash flows:

a. portion to be received directly from users delegated by the granting power (generators, distributors, unbound consumers, exporters and importers) through the monthly billing of the permitted annual revenue during the concession period; and

Notes	Page | 35

F-2-34

b. portion as indemnity for revertible assets by the end of the concession period, to be received directly from the granting power or from whom such task is delegated by the granting power.

Management considers as not practicable to retroactively apply the standard for the Concession Agreement No. 055/2001, and the Concessionaire adopted, as at the transition date to ICPC 01, the previous carrying values for financial assets and intangible assets, regardless of their previous classifications. The Concession Agreement No. 080/2002 was recalculated, and adjustments related to the recognition of financial income, amortisation of financial assets and construction revenue and costs were classified under income (loss) of previous years.

Statement of adjustments in the opening balance:

	Property, plant and equipament	Intangible assets	Financial assets	Total
Balance as of 01/01/2009 for infrastructure affected by ICPC 01	915,585	33,771	—	949,356
Division (adoption of ICPC 01)	(915,585)	(33,771)	949,356	—
Financial Assets Restatement - Prior Years	—	—	27,867	27,867
Financial Assets Depreciation - Prior Years	—	—	(21,451)	(21,451)

Balance as of 01/01/2009 for infrastructure affected by ICPC 01	—	—	955,772	955,772

Amortisation for the Concession’s Financial Assets is made based on Management’s assumptions establishing the fair value for the Permitted Annual Revenue to be applied in the depreciation of capital invested in infrastructure. Amortisation of financial assets represents approximately 70% of Permitted Annual Revenue, recognised on a straight-line basis, for the Transmission facilities.

Updating of Financial Assets for transmission concessions is calculated based on the Internal Rate of Return (IRR) of each concession agreement, which is recognised in income (loss) for the year.

Notes	Page | 36

F-2-35

Additions or write-offs inccurred on account of infrastructure expansion for the Concession or replacement of items are added to or written-off from the balance of financial assets whenever they change the generation of cash flow, either through increasing in Permitted Annual Revenue or by changing in the indemnity value to the end of the concession. Every time the financial asset balance is altered due to additions or write-offs, the Concessionaire shall calculate the new IRR, which shall be the base for the Financial Asset updating.

Changing of financial assets for the concession:

	Scoped-in infrastructure under ICPC 01
	Contract 055/2001	Contract 080/2002	Total
Cost
Balance as of 1 January 2009	1,809,369	61,524	1,870,893

Construction and Improvement Services	75,117	—	75,117
Write-off	(5,252)	—	(5,252)
Restatement	277,063	7,991	285,054

Balance as of 31 December 2009	2,156,297	69,515	2,225,812

Construction and Improvement Services	119,249	—	119,249
Write-off	(1,838)		(1,838)
Restatement	268,424	8,047	276,471

Recoverable Balance as of 31 December 2010	2,542,132	77,562	2,619,694

Balance as of 1 January 2009	(890,784)	(24,336)	(915,120)

Amortisation period	(282,042)	(7,591)	(289,633)
Write-off	4,300	—	4,300

Balance as of 31 December 2009	(1,168,526)	(31,927)	(1,200,453)

Amortisation period	(294,235)	(7,953)	(302,188)
Write-off	1,167		1,167

Balance as of 31 December 2010	(1,461,594)	(39,880)	(1,501,474)

Book value
As of 1 January 2009	918,585	37,188	955,773

As of 31 December 2009	987,771	37,588	1,025,359

As of 31 December 2010	1,080,538	37,682	1,118,220

As of 31 December 2010 - Current	295,522	8,102	303,624

As of 31 December 2010 - Non-current	785,016	29,580	814,596

Notes	Page | 37

F-2-36

Financial Asset balances for the transmission concession are set up according to the nature of its assets, as follows:

	Scoped-in infrastructure under ICPC 01
	2010	2009	01/01/2009
Substations and transmission lines - in service	1,862,672	1,793,816	1,748,891
(-) Accumulated Depreciation and Amortisation	(981,098)	(935,055)	(893,671)
(-) Special Liabilities	(4,694)	(4,694)	(4,665)
Substations and Transmission Lines - in progress	186,072	123,770	98,800
(-) Special Liabilities - in progress	(13,748)	—	—
Financial Assets Restatement (ICPC 01)	589,392	312,920	27,867
Difference - Financial Asset Amortisation (ICPC 01)	(520,376)	(265,398)	(21,450)

Total Balance	1,118,220	1,025,359	955,772

Short Term	303,624	302,188	289,633

Long Term	814,596	723,171	666,139

Total Balance	1,118,220	1,025,359	955,772

19.1. Linking assets to the concession

According to articles 63 and 64 of Decree 41019, of 26 February 1957, assets and facilities used in electricity transmission are linked to these activities, and accordingly, cannot be removed, disposed of, assigned or hypothecated without the Regulatory Agency’s prior and express authorisation. ANEEL Resolution No. 20/99 regulates the disentailing of assets from electricity public service concessions, granting prior authorisation for the disentailing of unserviceable assets to the concession, when intended for disposal and requiring that the revenue from such disposal be deposited in a restricted bank account for investment in such concession.

19.2. Obligations linked to public utility concessions of electricity service

As from 1 January 2007, linked obligations started to be controlled as determined by ANEEL Instruction No. 3073, of 28 December 2006, and Official Letter Nos. 236, 296 and 1314, of 8 February 2007, 15 February 2007, and 27 June 2007, respectively. Special obligations (with no remuneration) represent the contributions from Federal, State and City governments and from consumers, as well as donations not conditioned to return in favour of the donor, and subventions intended for investments in the public electricity service in the transmission activity.

At the end of the concession service, the value for special obligations shall be deducted from the indemnifiable financial asset.

19.3. Recoverable value of assets for the concession

The concession assets are checked periodically for indications that they are overstated when comparing to the value to be recovered through use or sale.

The net carrying value of the corresponding assets is adjusted to its recoverable value, determined based on the model of discounted future cash flows, whenever it is less than the carrying value.

Revisions are made at the Cash Generating Unit level, as defined by the Concession Agreement, for which the Concessionaire is able to allocate substantially independent future cash flows.

For analysis of the recovery value of assets, all changes are observed that are adverse to the business or regulatory environment, as well as its performance, considering the following features of the electricity industry:

I) The activities performed are supported by a concession agreement, which aims, among others things, to ensure the economic and financial balance for the concession;

II) Fees shall comprise the costs necessary to development of activities, as long as the efficiency and accuracy levels of accounting and financial information are assured.

Notes	Page | 38

F-2-37

III) Extraordinary costs and relevant and possible economic issues shall go through fee adjustment;

IV) The concession or authorisation agreements are made on a long-term basis, a fact that allows a better planning for activities development;

V) Depreciation rates are in accordance with those established by the Regulatory Body, taking into account the economic useful and estimated life for assets;

VI) Upon termination of the concession, the assets shall revent to the Federal Government, and the concessionaire shall be duly compensated with their values as determined by the specific standards established by applicable law.

The Concessionaire determines on an annual basis the recoverable amount of its Cash Generating Units and so it considers that there are no losses to be recognised.

20. Assets and rights for sale

The amount of R$2,152 (R$2,152 as of 31 December 2009 and R$2,265 as of 1 January 2009) refers to the cost value for properties that are not being used by the Concessionaire and that shall be disposed of.

21. Investments

a. Breakdown

	31/12/2010	31/12/2009	01/01/2009
Permanent ownership interest
Valued by the equity method	296,492	278,877	227,639
Valued at cost	892	882	878
Other investments	1,548	1,747	1,845

	298,932	281,506	230,362

b. Permanent ownership interest was accounted for on the equity method.

Breakdown of balances for the ownership interest in the capital of the companies is as follows:

	31/12/2010		31/12/2009		01/01/2009
	shares or quotas	Ownership interest (%)	shares or quotas	Ownership interest (%)	shares or quotas	Ownership interest (%)
Maesa	22,624,633	6.66%	22,624,633	6.66%	22,624,633	6.66%
Enercan	25,326	6.51%	25,326	6.51%	25,326	6.51%
Jaguari	1,857,000	10.50%	1,857,000	10.50%	1,857,000	10.50%
Etau	3,489,534	10.00%	3,489,534	10.00%	3,489,534	10.00%
Ceran	153,000,000	30.00%	153,000,000	30.00%	153,000,000	30.00%
Chapecoense	714,509,342	9.00%	540,519,314	9.00%	10,000	9.00%

Notes	Page | 39

F-2-38

c. Financial information of investees - qualification

	Information 31/12/2010
	Share capital	Discolsed Shareholders’ Equity	Adjustments qualified by the auditor (*)	Adjusted Shareholders’ Equity	Disclosed Income (Loss)	Adjustments qualified by the auditor (*)	Disclosed Income (Loss)
Maesa	339,808	364,348	—	364,348	11,000	—	11,000
Enercan	388,787	761,165	(23,450)	737,715	137,228	(12,190)	125,038
Jaguari	17,680	13,576	(5,305)	8,271	1,773	(340)	1,433
Etau	34,895	65,414	—	65,414	16,464	—	16,464
Ceran	470,875	557,742	(44,820)	512,922	52,121	(15,434)	36,687
Chapecoense	714,509	712,421	(13,631)	698,790	(1,674)	(13,631)	(15,305)

	Information 31/12/2009
	Share capital	Discolsed Shareholders’ Equity	Adjustments qualified by the auditor (*)	Adjusted Shareholders’ Equity	Disclosed Income (Loss)	Adjustments qualified by the auditor (*)	Disclosed Income (Loss)
Maesa	339,808	353,452	—	353,452	31,413	—	31,413
Enercan	388,787	687,334	(11,260)	676,074	154,798	(11,260)	143,538
Jaguari	17,680	11,803	(4,965)	6,838	31	—	31
Etau	34,895	64,992	—	64,992	20,541	—	20,541
Ceran	470,875	518,000	(29,386)	488,614	58,176	(29,386)	28,790
Chapecoense	540,519	638,908	—	638,908	(1,958)	—	(1,958)

	Information 1/1/2009
	Share capital	Discolsed Shareholders’ Equity	Adjustments qualified by the auditor (*)	Adjusted Shareholders’ Equity
Maesa	339,808	322,049	—	322,049
Enercan	388,787	569,301	—	569,301
Jaguari	17,680	11,772	—	11,772
Etau	34,895	49,597	—	49,597
Ceran	470,875	473,641	—	473,641
Chapecoense	406,343	237,075	—	237,075

(*)	Exceptions were made about the investees on the independent auditors’ report because they failed to disclose in its financial statements the effects of:

•	No record for the obligation of right for exploration (onerous concession), named Public Asset Use – UBP (Enercan, Ceran and Chapecoense).

•	Depreciation rates for property, plant and equipment items are in accordance with those established by the granting power (ANEEL), and not considering the concession period (Enercan e Ceran).

•

The non-recognition of allowance for losses on financial investment balances with Banco Santos and no record of taxes, interest on arrears and fines levied on mutual financial loan payable entered into between related parties (Jaguarí).

Following an Administration decision on the calculation of equity on earnings (losses) of controlled companies, the Concessionaire adjusted the investees’ Financial Statements, thus considering the effects of the independent auditors’ qualified opinion.

Notes	Page | 40

F-2-39

d. Changes in investments

Business	Balances as of 31.12.2009	Capital Increase	Equity in earnings (losses) of controlled company	Dividends	Balances as of 31/12/2010
Maesa	23,533	—	732	(7)	24,258
Enercan	44,041	—	8,145	(4,130)	48,056
Jaguari	718	—	150	—	868
Etau	6,499	—	1,646	(1,604)	6,541
Ceran	146,584	—	11,007	(3,714)	153,877
Chapecoense	57,502	6,767	(1,377)	—	62,892

	278,877	6,767	20,303	(9,455)	296,492

Business	Balances as of 01.01.2009	Capital Increase	Equity in earnings (losses) of controlled company	Dividends	Balances as of 31/12/2009
Maesa	21,442	—	2,091	(1)	23,533
Enercan	37,085	—	9,350	(2,395)	44,041
Jaguari	723	—	(5)	—	718
Etau	4,960	—	2,054	(515)	6,499
Ceran	142,092	—	8,637	(4,145)	146,584
Chapecoense	21,337	36,341	(176)	—	57,502

	227,639	36,341	21,951	(7,056)	278,877

d.1) Machadinho Energética S.A.– MAESA

In July 1997 a concession agreement was formalised between Empreendimento Machadinho, formed by TRACTEBEL and Machadinho Energética S.A.– MAESA and the Granting Authority for construction and operation of UHE Machadinho with 1,140MW, which began its commercial operation in 2002.

CEEE-GT is a part of MAESA, and in 2007 it increased its ownership interest with the acquisition of a portion of shares sold by CELESC - Centrais Elétricas de Santa Catarina.

With this acquisition, the Concessionaire’s interest in MAESA and, consequently, in Empreendimento Machadinho increase to 6.66% (5.86% before) and 5.53 (4.85% before) respectively, then representing a 63 MW power and the guarantee of 26.16 MW in average.

d.2) Empresa Campos Novos Energia S.A.– ENERCAN

It refers to the participation of 6.51% in the Empresa Campos Novos Energia S.A.– ENERCAN, located in Rio Canoas, between the cities of Campos Novos and Celso Ramos, in the State of Santa Catarina, through the concession agreement No. 43/2000 entered into with ANEEL. Installed power corresponds to 880 MW. The first generating plant started its commercial operations as of 3 January 2007, the second plant as of 17 February 2007 and the third one as of 9 May 2007.

d.3) Jaguari Energética S.A.

It refers to the CEEE-GT’s interest in Jaguari Energética S.A. for the construction of the small hydroelectric power plant Furnas do Segredo, located at Rio Jaguari, in the State of Rio Grande do Sul, whose operations started in September 2005.

As of 30 August 2004, the Concessionaire’s interest decreased from 30% to 14.19%, according to the Resolution No. 2124 issued by the Board of Directors. The reason is that the Shareholders Agreement established that the shareholder Guascor would finance the Concessionaire’s equity capital if the company could obtain a minimum financing of 80%, which was not approved by the Brazilian Development Bank - BNDS, which funded 55.2% of the project.

In August 2004 a loan agreement was signed between Guascor Serviços Ltda and CEEE-GT, in an amount of R$1,857 for paying in share capital of the Concessionaire on the investee. The Concessionaire will pay the creditor through dividends that it shall be entitled to on the income of Jaguari Energética S.A.

In November 2006, according to Decision No. 486 of the Board of Directors, the Concessionaire had no interest in monitoring the contributions decided by other shareholders of the Company, reducing its interest to 10.5%.

Notes	Page | 41

F-2-40

d.3) Empresa de Transmissão do Alto Uruguai S.A.– ETAU

On 18 December 2002, Empresa de Transmissão do Alto Uruguai S.A. - ETAU, signed the Concession Agreement No. 82/2002 - ANEEL, having as its objective the provision of public electricity for 230 kV Campos Novos, Lagoa Vermelha, Santa Marta transmission line, the start-up occurred on 17 April 2005. The Concessionaire has 10% ownership interest in ETAU, and the corresponding share capital was paid-in by issuing full paid promissory notes, which will be monthly redeemed until its equity capital share in the enterprise is settled by means of the Operating and Maintenance Agreement ETAU/CEEE-GT.

d.4) Companhia Energética Rio das Antas - CERAN

It refers to the 30% interest in the Companhia Energetica Rio das Antas - Ceran, for implementation and exploration of hydropower ventures in Castro Alves, Monte Claro and 14 de Julho plants, all of which are located in the State of Rio Grande do Sul, and the installed capacity shall correspond to 360 MW. The first of two turbines of Usina Hidrelétrica Monte Claro became operational as of 29 December 2004; the second one became operational as of 29 November 2006, with a total installed capacity of 59 MW. The first turbine of UHE Castro Alves became operational as of 4 March, the second one as of 2 April and the third one as of 6 July 2008. UHE 14 de Julho started to commercially supply electricity related to the first generation unit as of 25 December 2008 and the second one as of 13 March 2009.

d.5) Foz do Chapecó Energia S.A.

As of 1 March 2007, CEEE-GT, together with CPFL Geração de Energia S/A and Chapecoense Geração S/A and Chapecoense Geração S/A, signed the Shareholders’ Agreement of Foz do Chapecó Energia S.A. - FCE, a special-purpose public company – SPE, and the instrument of dissolution of the consortium was previously formalised between the parties.

The ANEEL Authorising Resolution No. 879, of 17 April 2007, authorised the transfer of the Chapecoense Geração S.A.share in the concession of UHE Foz do Chapecó to Foz do Chapecó Energia S.A. - FCE, with a changing in its ownership structure, as follows: CPFL - 51%, CEEE-GT - 9% and Chapecoense - 40%.

The installed capacity for the plant, which is located on the Rio Uruguai between the city of Águas de Chapecó in the State of Santa Catarina and the city of Alpestre in the State of Rio Grande do Sul, shall correspond to 855 MW, divided into four generating groups. In March 2011 it started to operate with full capacity.

BNDES approved a financing for the venture in the amount of R$1,658 billion, for which the deadline for utilisation and grace period is 15 September 2001, with an amortisation within 192 months. The Concessionaire signed the agreements as an intervening party in the financing operation, and in December 2007 it contributed with capital in an amount of R$5.9 million, which was already transferred through loan from Banco Bradesco directly to Foz do Chapecó Energia S/A.

e) Permanent ownership interest valued

	31/12/2010	31/12/2009	01/01/2009
Centrais Elétricas S.A - ELETROSUL	2,260	2,260	2,260
(-) Valuation allowance - ELETROSUL	(1,936)	(1,936)	(1,936)
Piratini Energia S.A.	10	—	—
Transmissora Porto Alegrense LTDA.	4	4	—
Other investments valued at cost	554	554	554

Balance of investments at cost	892	882	879

e.1) Centrais Elétricas S.A.- ELETROSUL

It refers to the 0.116% interest in the share capital for Centrais Elétricas S.A. – ELETROSUL.

e.2) Piratini Energia S.A.

It refers to the 10% interest in Piratini Energia S/A, the owner of Usina Termelétrica Piratini, which is located in the City of Piratini, in the State of Rio Grande do Sul, with a capacity to produce 10 MW using wood residues produced in the wood industries located in the region.

Notes	Page | 42

F-2-41

22. Property, plant and equipment

	Plots of land	Reservoirs and dams	Buildings and improvements	Machinery and equipment	Vehicles	Furniture and accessories	Work in process	Infrastructure ICPC 01	Total
Cost or deemed cost
Balance as of 1 January 2009 - Republished	27,866	1,737,524	236,672	2,649,339	13,170	4,325	103,841	(1,813,920)	2,958,817
Additions	—	—	—	—	—	—	91,632	(73,945)	17,687
Write-offs	—	—	(78)	(5,582)	(777)	(68)	—	5,252	(1,252)
Transfers to Property, plant and equipment items in service	39	—	161	50,986	367	46	(51,599)	—	0
Other	—	—	—	(18)	(28)	—	—	(0)	(46)

Balance as of 31 December 2009 - Republished	27,905	1,737,524	236,755	2,694,725	12,732	4,303	143,874	(1,882,613)	2,975,207

Additions	—	—	—	—	—	—	146,113	(133,113)	13,000
Write-offs	—	—	(428)	(5,681)	(158)	(181)	—	1,838	(4,610)
Transfers to Property, plant and equipment items in service	50	—	855	71,392	2	271	(72,570)	—	1
Other	106	—	—	(1)	—	(18)	—	—	87

Balance as of 31 December 2010	28,061	1,737,524	237,182	2,760,435	12,576	4,375	217,417	(2,013,888)	2,983,684

Depreciation and impairment loss
Balance as of 1 January 2009 - Republished	—	(1,457,320)	(191,673)	(1,631,826)	(7,985)	(3,740)	—	893,671	(2,398,874)
Depreciation in period	—	(28,680)	(5,235)	(71,041)	(1,835)	(120)	—	45,685	(61,227)
Write-offs	—	—	63	4,613	528	74	—	(4,300)	977

Balance as of 31 December 2009 - Republished	—	(1,486,000)	(196,845)	(1,698,254)	(9,292)	(3,786)	—	935,056	(2,459,124)

Depreciation in period	—	(29,007)	(5,174)	(72,710)	(1,617)	(112)	47,210	—	(61,410)
Write-offs	—	—	262	4,311	180	179	(1,167)	—	3,765

Balance as of 31 December 2010	—	(1,515,007)	(201,757)	(1,766,653)	(10,729)	(3,719)	46,043	935,056	(2,516,770)

Book value
As of 1 January 2009	27,866	280,204	44,999	1,017,513	5,184	585	103,841	(920,249)	559,943

As of 31 December 2009	27,905	251,523	39,910	996,471	3,439	517	143,874	(947,557)	516,084

As of 31 December 2010	28,061	222,516	35,425	993,782	1,846	656	263,460	(1,078,832)	466,914

Property, plant and equipment for the Concessionaire comprises Generation Plants and administrative assets and vehicles, as well as furniture and fixtures, including those used in transmission concessions but that are not comprehended by ICPC 01.

Administrative and general support assets are mainly acquired already made and they become operational as soon as the Company receives them. Therefore, for the composition of historic cost, values relating to the Apportionment for Central Administration Cost or Interest on Construction in Progress, should they exist, are immaterial. Those Concessionaire’s assets, which do not directly contribute to the cash generation, are recorded at acquisition cost, which is the best estimate of their fair value, according to the Administration.

Deemed cost

The Concessionaire evaluated assets from their generating plants and chosen to adopt the deemed cost by adjusting opening balances on the transition date of 1 January 2009 for comparison purposes.

Fair values used for adopting deemed cost were estimated by internal experts (engineers) with experience, objectivity and professional skills to value the appraised assets. For the performance of this task, internal experts considered the fair recoverable values accepted by the Regulatory Body, as well as the useful economic life estimated by another Regulatory Body and accepted as adequate by the market. Basis for such evaluation is the methodology of depreciated replacement cost, which has been applied to the fee adjustment processes for the electricity distribution companies.

Notes	Page | 43

F-2-42

The effects on the main account groups resulting from the adoption of the deemed cost from 1 January 2009 were as follows:

Property, plant and equipment

	01/01/2009	31/12/2008
Plots of land	27,866	27,866

Total	27,866	27,866

Reservoirs and dams	66,012	66,012
Deemed cost adjustments	214,191	—

Total	280,204	66,012

Buildings and Improvements	22,647	22,647
Deemed cost adjustments	22,352	—

Total	44,999	22,647

Machinery and equipment	895,902	895,902
Deemed cost adjustments	121,611	—

Total	1,017,513	895,902

Vehicles	5,184	5,184

Total	5,184	5,184

Furniture and accessories	585	585

Total	585	585

Work in progress	103,841	103,841

Total	103,841	103,841

ICPC 01 infrastructure	-920,249	-920,249

Total	-920,249	-920,249

Total property, plant and equipment	559,943	201,788

Shareholders’ equity increased by R$236,382 and deferred income and social contribution taxes by R$121,773 as a result of adopting the deemed cost.

The Management’s estimation for the effects arising from the adoption of deemed cost for the depreciation expenses for the current and future years is as follows:

	2010	2011	2012	2013	2014	Após
Expense (decrease) increase due to depreciation	44,323	44,323	41,970	40,718	37,536	104,961

The appraisal report prepared by the experts dated from January 2011 was approved by the Company’s management and Board of Directors, pursuant to the by-laws.

Notes	Page | 44

F-2-43

23. Intangible assets

Software
Balance as of 1 January 2009	1,751
Acquisitions - desenvolvido internamente	341
Write-offs	(120)

Balance as of 31 December 2009	1,972

Acquisitions - desenvolvido internamente	642
Write-offs	(17)

Balance as of 31 December 2010	2,597

Amortisation and impairment losses
Balance as of 1 January 2009	(560)
Amortização do período	(229)
Write-offs	85

Balance as of 31 December 2009	(704)

Amortisation of the period	(210)
Write-offs	17

Balance as of 31 December 2010	(897)

Book value
As of 1 January 2009	1,191

As of 31 December 2009	1,268

As of 31 December 2010	1,700

Intangible assets is made up of amounts representing intellectual property licensing rights, consisting of cost for the acquisition of licences and other service expenses related to the productive use of software. These items are amortised according to the straight-line method.

24. Trade accounts payable

The balances break down as follows:

	31/12/2010	31/12/2009	01/01/2009
Network usage charges	3,641	3,900	3,886
Electricity purchased for resale	1,185	—	—
Materials and services	21,557	13,205	19,511
Short-term energy - CCEE (see note 47.d)	—	1	583
Contractual withholdings	32,894	15,920	17,393

Total	59,277	33,026	41,373

The amount of R$1,185 refers to the power purchase agreement signed on 5 March 2010 between Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT (buyer) and Foz do Chapecó Energia S.A. (seller) with supply period from 1 September 2010 to 31 December 2011.

25. Payroll - Withholdings

The value of R$10,013 (R$ 8,948 as of 31 December 2009 and R$7,581 as of 1 January 2009) refers to consignments in favour of third parties and taxes and social contributions withheld at source.

Notes	Page | 45

F-2-44

26. Taxes and social contributions

The balances break down as follows:

	31/12/2010	31/12/2009	01/01/2009
CURRENT
ICMS	962	—	139
INSS	2,996	2,767	1,950
COFINS	3,664	3,493	6,169
PIS / PASEP	795	758	1,346
FGTS	1,321	1,171	826
Provision for income and social contribution taxes	118	2,721	7,212
Installment payment of tax debts - Law No. 11941/09	9,200	17,279	9,537
Installment payment of social security	280	306	331
Other	540	690	510

Total	19,876	29,185	28,020

NON-CURRENT
Installment payment of tax debts - Law No. 11941/09	59,573	59,574	33,376
Installment payment of social security	587	867	1,173

Total	60,160	60,441	34,549

Description the taxes and social contributions

ICMS – Tax on Circulation Sales and Services

INSS – National Institute od Social Security

COFINS – Contribution for Social Integration Plan

PIS / PASEP – Program and Civil Servants Investment Program Contributions

FGTS – Guarantee Fund for Length of Service

a. Installment payment of tax debts - Law No. 11941/09

As of 20 November 2009, the Concessionaire requested the installment payment of tax debts to the Brazilian Federal Revenue Service (RFB) and the National Treasury Attorney General (PGFN), under Law No. 11941 of 27 May 2009 and Joint Ordinance No. 06 of 22 July 2009.

Debts are related to PIS and COFINS (Taxes on Sales), as well as to tax liabilities with the Brazilian Social Security Institute – INSS.

Regarding the Special Tax Debt Installment Payment Programme - PAES, established by Law No. 10684 of 31 May 2003, the Concessionaire migrated its remaining balance with the Brazilian Revenue Service in order to settle it, pursuant to Law 11941/09. The difference in the balance arising from PAES, which then was previously presented between the survey system of RFB/PGFN and the one accounted for in the Financial Statements, the Concessionaire, due to the adoption of the new legislation, currently recognises the effective balance of the RFB.

The Concessionaire has been paying the minimum installments as defined by Law No. 11941/09, and, so far, it has paid fourteen (14) instalments. It also obtained the approval of its adoption requisition.

The competent authorities have not yet consolidated those debts in instalments. Consolidation-related information was sent pursuant to Joint Ordinance No. 11 of 24 June 2010.

Treasury bodies have edited the Joint Ordinance No. 02/11, establishing a consolidation schedule of debts for 2011.

The total debt subject to this instalment amounts to R$78,199, including new instalment for PAES and fee and interest discounts granted to the taxpayer by Law No. 11941/09 and Joint Ordinance No. 06/09. From such amount, R$36,907 are related to fees and interest, which shall be settled through income and social contribution tax losses. The remaining balance shall be settled within 180 months, updated at SELIC rate.

Notes	Page | 46

F-2-45

The estimated balance before consolidation is as follows:

Date of the event	History	Amount
20/11/2009	Registration of installment payments	41,292
20/11/2009	Fines and interest provided for	36,907

	Total installment payment	78,199

31/12/2010	Installment payments settled up to 31/12/2010	(9,426)

	Balance payable	68,773

CURRENT		9,200
NON-CURRENT		59,573
	Probable offset of PF IRPJ / BN CSLL (see note 41)	(36,907)

	Estimated balance	31,866

b. Social security instalment payment

This instalment refers to the Tax Assessment Notice No. 35.572.001-9. It was filed against the Concessionaire as of 25 August 2005 because it failed to include in the Severance Pay Fund Payment Form – GFIP data related to payments for labour claims. With the negative outcome of such claim for the Concessionaire, the remaining debt balance amounted to R$2,186. From this value, a court deposit of R$656 which had already been made was offset, and the final debt balance of R$1,530 was divided into 60 instalments, of which twenty-six (26) have already been paid.

Notes	Page | 47

F-2-46

27. Loans, Financing and Other Funding

Balances consist of:

a) Loans and financing

	CONTRACTUAL BASIS
	INDEXING UNIT	Average percentage of fixed charges per year	SER VICE PRO VISION	MATURITY
CREDITOR				Beginning	Ending	COLL ATER AL	PURPOSE
LOCAL CURRENCY
ELETROBRÁS	UFIR	5% a 6.5%	T	19.09.90	15.02.17	03	Investment
ELETROBRÁS	TJLP	4%	M	19.03.98	30.05.10	03	Investment
ELETROBRÁS	AVG RATE TX FINE	5% a 6.5%	M	27.12.95	30.08.10	03	Investment
ELETROBRÁS	RGR	5% a 7%	M	13.03.00	30.04.19	03	Investment
ELETROCEEE / RENT/ PROPERTIES	INPC	9%	M	11.10.01	31.05.13	03	Financing
BANCO DO BRASIL - LEASE	CDI	4%	M	30.06.06	01.05.12	03	Vehicle leases

TOTAL LOCAL CURRENCY

FOREIGN CURRENCY
ELETROBRÁS	US$	5% a 6.5%	S	27.07.67	01.01.11	03	Investment
B.BRASIL - LAW 7976	US$	LIBOR + 2.81%	M	31.12.90	31.12.09	01/02	Investment
FED PRIV GOV BANKS - DMLP	US$	5%	S	15.08.97	15.04.24	01/02	Investment
BRAZILIAN I. BOND - BIB	US$	6%	S	19.09.97	15.09.13	01/02	Investment

TOTAL FOREIGN CURRENCY

GRAND TOTALS - LOCAL CURRENCY + FOREIGN CURRENCY

CAUÇÕES E DEP. VINCULADOS - DMLP	US$

TOTAL LOANS, FINANCING AND OTHER FUNDING

	31/12/2010				31/12/2009				01/01/2009
	DEADLINE OF MATURITIES				DEADLINE OF MATURITIES				DEADLINE OF MATURITIES
	PRINCIPAL				PRINCIPAL				PRINCIPAL
CREDITOR	CURRENT	NON- CURRENT	CHARGES	TOTAL	CURRENT	NON- CURRENT	CHARGES	TOTAL	CURRENT	NON- CURRENT	CHARGES	TOTAL
LOCAL CURRENCY
ELETROBRÁS	1,574	4,007	56	5,637	1,580	5,581	72	7,233	1,600	7,161	88	8,849
ELETROBRÁS	—	—	—	—	10,179	—	—	10,179	22,747	10,185	—	32,932
ELETROBRÁS	—	—	—	—	482	—	—	482	726	484	—	1,210
ELETROBRÁS	3,595	28,178	—	31,773	4,353	31,773	—	36,126	5,790	22,154	—	27,944
ELETROCEEE / RENT/ PROPERTIES	6,871	9,111	—	15,982	5,703	14,773	—	20,476	5,195	19,557	174	24,926
BANCO DO BRASIL - LEASE	5,360	1,453	4	6,817	4,625	5,736	6	10,367	4,272	9,175	8	13,455

TOTAL LOCAL CURRENCY	17,400	42,749	60	60,209	26,922	57,863	78	84,863	40,330	68,716	270	109,316

FOREIGN CURRENCY
ELETROBRÁS	—	—	—	—	271	—	—	271	215	364	—	579
B.BRASIL - LAW 7976	—	—	—	—	—	—	—	—	6,799	—	—	6,799
FED PRIV GOV BANKS - DMLP	6,182	67,166	711	74,059	6,479	76,868	895	84,242	9,903	111,714	1,419	123,036
BRAZILIAN I. BOND - BIB	721	1,443	40	2,204	756	2,268	55	3,079	1,014	4,054	93	5,161

TOTAL FOREIGN CURRENCY	6,903	68,609	751	76,263	7,506	79,136	950	87,592	17,931	116,132	1,512	135,575

GRAND TOTALS - LOCAL CURRENCY + FOREIGN CURRENCY	24,303	111,358	811	136,472	34,428	136,999	1,028	172,455	58,261	184,848	1,782	244,891

CAUÇÕES E DEP. VINCULADOS - DMLP	—	(34,342)	—	(34,342)	—	(31,708)	—	(31,708)	—	(49,560)	—	(49,560)

TOTAL LOANS, FINANCING AND OTHER FUNDING	24,303	77,016	811	102,130	34,428	105,291	1,028	140,747	58,261	135,288	1,782	195,331

CODE OF GUARANTEES AND/OR COLLATERALS	INSTALLMENT

01 - Contractual authorization for access to checking account 02 - State Participation Fund	M - MONTHLY T - QUARTERLY
03 - Proxy for access to access to checking account	S - SIX-MONTHLY

Notes	Page | 48

F-2-47

b) Other Funding

	CONTRACTUAL BASIS
	INDEXING UNIT	Average percentage of fixed charges per year	SER VICE PRO VISION	MATURITY
CREDITOR				Beginning	Ending	COLL ATER AL	PURPOSE
RECEIVABLES INVESTMENT FUND - FIDC I	CDI	1.5%	M	24.02.06	08.03.10	04	Investment
RECEIVABLES INVESTMENT FUND - FIDC II	CDI	1.85%	M	21.12.07	08.12.13	04	Investment
RECEIVABLES INVESTMENT FUND - FIDC V	CDI	0.95%+CDI ou 109% do CDI	M	11.03.09	28.08.15	04	Investment

TOTAL LOCAL CURRENCY

TOTAL LOANS, FINANCING AND OTHER FUNDING

	31/12/2010				31/12/2009				01/01/2009
	DEADLINE OF MATURITIES				DEADLINE OF MATURITIES				DEADLINE OF MATURITIES
	PRINCIPAL				PRINCIPAL				PRINCIPAL
CREDITOR	CURRENT	NON- CURRENT	CHARGES	TOTAL	CURRENT	NON- CURRENT	CHARGES	TOTAL	CURRENT	NON- CURRENT	CHARGES	TOTAL
RECEIVABLES INVESTMENT FUND - FIDC I	—	—	—	—	11,829	—	—	11,829	45,286	7,744	—	53,030
RECEIVABLES INVESTMENT FUND - FIDC II	39,728	53,518	—	93,246	35,712	80,531	—	116,243	36,939	97,795	—	134,734
RECEIVABLES INVESTMENT FUND - FIDC V	50,108	140,142	—	190,250	28,093	170,323	—	198,416	—	—	—	—

TOTAL LOCAL CURRENCY	89,836	193,660	—	283,496	75,634	250,854	—	326,488	82,225	105,539	—	187,764

TOTAL LOANS, FINANCING AND OTHER FUNDING	114,139	270,676	811	385,626	110,062	356,145	1,028	467,235	140,486	240,827	1,782	383,095

CODE OF GUARANTEES AND/OR COLLATERALS	INSTALLMENT

04- Percentage of receivables from generation and transmission	M - MONTHLY

Notes	Page | 49

F-2-48

c) Long-term portions of loans and financing mature as follows:

CEEE - GT - DECEMBER/2010

PRINCIPAL

	31/12/2010	31/12/2009	01/01/2009
2010	—	—	24,754
2011	—	2,398	54,624
2012	76,962	100,910	45,560
2013	94,154	94,446	41,704
2014	58,070	59,930	1,247
2015	40,011	40,353	13,028
2016	1,406	1,532	23,284
After 2016	34,415	88,284	86,186

	305,018	387,853	290,387

Breakdown of Debt Balance by Currency/Indexing Unit:

CURRENCY/ INDEXING UNIT

	31/12/2010	31/12/2009	01/01/2009
US$	22.49%	20.40%	39.99%
UFIR	1.31%	1.44%	2.47%
AVG RATE - FINEL	0.00%	0.00%	0.17%
TJLP	0.00%	0.00%	3.51%
INPC	2.99%	3.81%	6.73%
RGR	9.24%	8.19%	7.63%
CDI	63.97%	66.16%	39.50%

	100.00%	100.00%	100.00%

d. Collateral and Guarantees

The amount of R$34,342 (R$31,708 as of 31 December 2009 and R$49,560 as of 1 January 2009), refers basically to values of mid- and long term debts (DMLP), secured as provided in item II of debt acknowledgement instrument and consolidation agreement entered into with the Federal Government. These amounts are intended to amortise the principal amounts on Par Bonds and Discount Bonds, when these payments are required in 2024.

e. Receivables investment fund - FIDC I, FIDC III and FIDC V

The Concessionaire structured fundraising by mean of Receivables Investment Fund - FIDC I started in the second half of 2005, whose Fund’s Manager and Receiving Agent is Banco do Estado do Rio Grande do Sul - BANRISUL; the risk rating agency was Standard & Poor’s and the Custodian is the Deutsche Bank S. A. The transaction was backed by generation and transmission receivables in the total amount of R$115,450 for senior quotas (investors) and R$7,550 for subordinated quotas (borrower). The financial settlement (inflow of funds) occurred in February and March 2006. Accounts receivable are transferred to the Fund upon billing, up to the limit of the monthly instalment.

The Concessionaire started in 2007 dealings in the financial market to form new FIDC III, with assignment of receivables of certain agreements for electricity sale and network transmission use, amounting to R$150 million.

Due to the increase in FIDC I Rating, effective in 2006 for AAbr +, a favourable environment for linking FIDC III to FIDC I receivables of was built on a subordinated basis, which did not increase the Concessionaire’s commitment of operating revenues.

Because the negotiations that have started and given the Concessionaire’s situational needs, part of the FDIC III amount was anticipated by issuing promissory notes amounting to R$50 million, which were added to the Concessionaire’s balance in September 2007.

Notes	Page | 50

F-2-49

In December 2007 FIDC III Fund was created and settled, causing the immediate inflow to Concessionaire’s cash, at which time promissory notes were redeemed.

To raise funds for investment and comply with cash needs for 2009, the Concessionaire entered into agreements with Banco do Estado do Rio Grande do Sul - BANRISUL to structure FIDC V amounting to R$200,000 with proceeds from FI - FGTS. The fund was effectively made available on 11 March 2009.

f. Finance leases

The Concessionaire leases most of its vehicles. These assets are classified as finance leases, given that all risks and rewards are transferred to the Concessionaire.

Future lease payments are due as follows:

	Minimum payments of leases	Interest	Present value
As of 31 December 2010	4,328	55	4,273
Before one year	5,445	32	5,413
More than one and less than five years	1,880	3	1,877

	11,653	90	11,563

	Minimum payments	Interest	Present
As of 31 December 2009	4,292	82	4,210
Before one year	4,328	55	4,273
More than one and less than five years	7,325	35	7,290
Over five years	—	—	—

	15,945	172	15,773

	Minimum payments	Interest	Present
As of 1 January 2009	3,834	98	3,736
Before one year	4,292	82	4,210
More than one and less than five years	11,652	90	11,563
Over five years	—	—	—

	19,778	270	19,508

Notes	Page | 51

F-2-50

The present values of future lease payments are analysed as:

	31/12/2010	31/12/2009	01/01/2009
Current liabilities	5,364	4,631	4,280
Non-current liabilities	1,453	5,736	9,175

	6,817	10,367	13,455

28. Post-employment benefits

The Concessionaire sponsors two benefit plants managed by Fundação ELETROCEEE, which are Plano Único (Single Plan) and CEEEPREV. It maintains the mandatory retirement payment to former public employees, as well as payment of supplemental retirement to former employees who retired through retirement incentive programmes.

Balances consist of:

Current	Note	31/12/2010	31/12/2009	01/01/2009
Post-employment benefits - CTP		2,557	9,898	7,917
Sponsorship payment - ELETROCEEE	44.f	3,869	3,070	3,443
Fundação ELETROCEEE Agr.1254/95 Employee Benefits	44.f	11,889	11,208	12,405
Provision for Retirement Supplement for Former Public Employees - State Law No. 3.096/56 - EXA		39,996	40,091	38,173

		58,311	64,267	61,938

Non-current
Sponsorship payment - CTP		2,696	274	1,869
Fundação ELETROCEEE Agr.1254/95 Employee Benefits	44.f	78,270	84,989	92,349
Provision for Retirement Supplement for Former Public Employees - State Law No. 3.096/56 - EXA		249,218	258,382	245,535
Decision Adjustment CVM 600/09 - Benefit Plans - CEEEPREV and PLANO ÚNICO		—	—	(2,536)

		330,184	343,645	337,217

Total		388,495	407,912	399,155

a. Accounts payable – Retirement incentive programmes - CTP

Due to the Collective Labour Agreement, the Concessionaire is responsible for payments of supplements to retirements for years of service which were granted by the Brazilian Social Security Institute – INSS for beneficiaries duly registered under Fundação ELETROCEEE, but who did not fulfil all requirements for its enjoyment. In such a situation, the former employee shall be definitely granted with retirement by the Fundação. Accordingly, CEEE-GT has provided for the whole amounts of future liabilities related to such compensation supplements, considering the average payment term for such benefits, discounted to present value, including payments to the Fundação.

Notes	Page | 52

F-2-51

b. Sponsorship payment – ELETROCEEE

Sponsorship Contribution - ELETROCEEE refers to monthly payments made by the Sponsor for Benefit Plants named as Plano Único (Single Plan) and CEEEPREV and Reserve Instalment for Amortisation CEEEPREV.

b.1. Defined benefit plan

It refers to liabilities with Fundação ELETROCEE for the Defined Benefit Plan named Plano Único.

b.2. Defined Contribution Benefit Plan

CEEEPREV Plan was implemented in October 2002 with the migration of 59% of employees from the Plano Único. It was approved by the Supplementary Social Security Agency - SPC in 8 August 2002. For those who have migrated from Plano Único to CEEEPREV Plan the benefits with rights already accumulated in the origin plan as settled were preserved.

c. Fundação ELETROCEEE Agreement 1254/95 – Employee benefits

The amount for the agreement with ELECTROCEEE No. SF 1254/95 is included in the total amount for actuarial obligation, relating to the debt acknowledgement instruments concerning unpaid contributions. Renegotiation was made in August 2003, according to its fifth amendment whose grace period lasted till December 2004. Repayment of principal amortisation started January 2005, with an estimated ending on 31 July 2018.

d. Provision for Retirement Supplement for Former Public Employees – State Law No. 3096/56 - EXA

This provision refers to the Concessionaire’s commitment with former public employees, remnants of the former Comissão Estadual de Energia Elétrica, a local authority succeeded by Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT, under State Law No. 4136/61, recorded as an actuarial calculation.

According to CVM No. 600, dated 07 October 2009, which approved the CPC Pronouncement 33 - Employee benefits, in the following there is information about benefit plans, pension plan commitments and on the accounting policy adopted.

28.1 Accounting policy adopted by the Sponsorship in the recognition of actuarial gains and losses

•

Benefit Plan called Plano Único, Pension Plan CTP and for Former Public Employees - The recognition value for actuarial gains or losses shall correspond to the share of gain or loss exceeding the highest of 10% of Present Value for Actuarial Liability and 10% of Fair Value for Plan assets, according to item 92 of CVM Resolution 600/09.

•

CEEEPREV Benefit Plan – In this plan, the actuarial risk (less benefits than expected) and investment risk (invested assets and their revenue are not enough to cover expected benefits) are taken by those participating in the plan.

Accounting for normal CEEEPREV costs by the Concessionaire is determined by the payment amounts for each period effectively occurred, thus not existing actuarial gains or losses. Accordingly, recognition is performed based on contributions effectively made for the year.

Concerning past service cost, it is recognised through the straight-line method, as an expense, for the amortisation period of the Provision to Set Up with the CEEEPREV Plan. As for the recognition of actuarial gain or loss relating such past service commitment, it shall be completely recognised during the year.

Notes	Page | 53

F-2-52

According to prior accounting practices, included in CVC Resolution 371/00, accumulated actuarial losses within the 10-percent limit of present value for the defined benefit liability (corridor) had not been recognised in the Concessionaire’s income (losses). Exceeding losses at the corridor limit had been recognised in income (losses) during the average remaining life for the Benefit Plan participants. Such procedure was not modified with the new accounting practice established in CPC 33. However, according to the exemption included in CPC 37 R1 (First-time adoption of IFRS), the Concessionaire decided not to recognise in its opening balance sheets (1 January 2009) actuarial gains or losses not registered in liabilities, as an offsetting entry to retained earnings, in shareholders’ equity. The Concessionaire decided to keep the aforementioned corridor approach for the recognition in income (loss) of actuarial gains and losses calculated as from the first-time adoption date.

28.2. Description of the base used for determination of expected return rate of Assets from CEEEPREV Plan and Plano Único

The real interest rate considered for the Plan is 6.00% per year (not considering inflation), as defined by the actuarial calculation of the plan as of 31 December 2009. Over the past nine years, the real average annual return rate on the plan assets was 8.47% p.a., but as determined by Brazilian legislation for pension funds, the maximum interest rate for actuarial projections is 6.00% per year plus inflation, so the total interest rate projected for the Plan is 11.71% per year.

For the actuarial evaluation of CEEEPREV Plan and Plano Único, the projected unit credit method was adopted.

Notes	Page | 54

F-2-53

28.3. Reconciliation of Assets and Liabilities Recognised In Balance Sheet

Based on the result of actuarial valuation conducted under the responsibility of independent actuaries, the Concessionaire recorded a provision for additional contributions to the pension fund. The past service cost of CEEEPREV totaling R$144,801 as of 31 December 2010 (R$158,160 as of 31 December 2009) is being recognised in the Concessionaire in the remaining service time of employees, estimated at 11 years, according to item 96 of CVM Resolution 600/09.

Reconciliation of assets and liabilities recognised in the balance sheet is as below:

RECONCILIATION OF PRESENT VALUE BALANCES OF THE ACTUARIAL LIABILITY	2010					2009
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
Present value of actuarial obligation at the beginning of the year	(765,475)	(8,512)	(330,990)	(836,019)	(1,940,996)	(544,301)	(18,236)	(334,981)	(797,130)	(1,694,648)
Current service cost	(642)	—	—	(11,126)	(11,768)	(450)	—	—	(10,532)	(10,982)
Interest cost	(88,477)	(514)	(36,759)	(18,145)	(143,895)	(71,818)	(1,747)	(42,653)	(92,055)	(208,273)
Actuarial Gain/ (Loss)	(9,728)	(861)	(21,446)	(236,792)	(268,827)	(199,706)	3,483	981	3,502	(191,740)
Benefits paid by the plan	55,300	5,433	46,018	42,850	149,601	50,800	7,988	45,663	60,196	164,647

Present value of the actuarial liability at the end of the year	(809,022)	(4,454)	(343,177)	(1,059,232)	(2,215,885)	(765,475)	(8,512)	(330,990)	(836,019)	(1,940,996)

Present value of the CEEEPREV CD (defined contribution) portion	—	—	—	(82,603)	(82,603)	—	—	—	(63,560)	(63,560)

Present value of actuarial obligation at the end of the year	(809,022)	(4,454)	(343,177)	(1,141,835)	(2,298,488)	(765,475)	(8,512)	(330,990)	(899,579)	(2,004,556)

ANALYSIS OF THE PLAN’s ACTUARIAL LIABILITY	2010					2009
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
Portion of the actuarial liability’s covered present value	(660,828)	—	—	(933,660)	(1,594,488)	(681,492)	—	—	(918,204)	(1,599,696)
Portion of the actuarial liability’s uncovered present value	(148,194)	(4,454)	(343,177)	(125,573)	(621,398)	(83,983)	(8,512)	(330,990)	(139,536)	(563,021)

Total actuarial liability’s present value at the end of the year	(809,022)	(4,454)	(343,177)	(1,059,233)	(2,215,886)	(765,475)	(8,512)	(330,990)	(1,057,740)	(2,162,717)

Plan Status	Partially covered	No coverage	No coverage	Partially covered		Partially covered	No coverage	No coverage	Partially covered

Notes	Page | 55

F-2-54

28.3. Reconciliation of Assets and Liabilities Recognised In Balance Sheet (continued)

RECONCILIATION OF BALANCES OF ASSETS’ FAIR VALUE	2010					2009
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
Fair value of plan assets at the beginning of the year	681,492	—	—	854,643	1,536,135	567,810	—	—	798,470	1,366,280
Expected return on plan assets	80,093	—	—	—	80,093	76,641	—	—	95,545	172,186
Actuarial gains/ (losses)	-74,102	—	—	98,921	24,819	60,845	—	—	(16,774)	44,071
Employer’s contributions	27,475	5,433	46,018	17,382	96,308	25,374	7,988	45,663	32,332	111,357
Contributions from plan participants	1,170	—	—	5,563	6,733	1,623	—	—	5,266	6,889
Benefits paid by the plan	(55,300)	(5,433)	(46,018)	(42,850)	(149,601)	(50,801)	(7,988)	(45,663)	(60,196)	(164,648)

Fair value of plan assets at the end of the year	660,828	—	—	933,659	1,594,487	681,492	—	—	854,643	1,536,135

RECONCILIATION OF ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE	2010					2009
SHEET	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
Present value of uncovered actuarial liability/ (excess)	148,194	4,454	343,177	125,573	621,398	83,983	8,512	330,990	139,536	563,021
Amount not recognized as an asset / (liability)	(74,097)	—	—	—	(74,097)	(41,991)	—	—	—	(41,991)
Past service costs not accounted for	—	—	—	(144,801)	(144,801)	—	—	—	(158,160)	(158,160)
Unrecognized actuarial gain (loss)	(148,164)	798	(53,962)	20,288	(181,040)	(131,320)	1,660	(32,517)	—	(162,177)

Actuarial Liability	(74,067)	5,252	289,215	1,060	221,460	(89,328)	10,172	298,473	(18,624)	200,693

Actuarial Liability Adjustment (*)	126,739	—	—	40,295	167,034	144,778	—	—	62,440	207,218

Liability recognized in the sponsor	52,672	5,252	289,215	41,355	388,494	55,450	10,172	298,473	43,816	407,911

(*)    The adjustment of the actuarial liability consists of the supplement to the stated value on the actuarial valuation to at least include the liability assumed by the
Company through the contract ELETROCEEE No. SF 1254/95 and the Sponsor’s contribution, according to note 24.b.

CHANGES IN LIABILITIES (ASSETS) RECOGNIZED IN THE BALANCE	2010					2009
SHEET	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
(Liabilities) assets recognized at the beginning of the year	89,328	(10,172)	(298,473)	18,624	(200,693)	4,212	(9,785)	(283,707)	1,340	(287,940)
Payments to the management’s net plan	27,475	5,433	46,018	17,382	96,308	25,374	7,987	45,663	32,332	111,356
Provision for benefit plans and other post-employment benefits	(42,736)	(514)	(36,759)	(37,066)	(117,075)	59,742	(8,374)	(60,429)	(15,048)	(24,109)

(Liabilities) assets recognized at the end of the year	74,067	(5,253)	(289,214)	(1,060)	(221,460)	89,328	(10,172)	(298,473)	18,624	(200,693)

Notes	Page | 56

F-2-55

28.3. Reconciliation of Assets and Liabilities Recognised In Balance Sheet (continued)

	2010 - Real					2011 - Estimated
BREAKDOWN OF THE YEAR’s EXPENSE	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
Current service cost	(642)	—	—	(11,126)	(11,768)	(344)	—	—	(11,726)	(12,070)
Participants’ contributions	1,170	—	—	5,563	6,733	—	—	—	5,863	5,863
Interest cost	(88,477)	(514)	(36,758)	(18,144)	(143,893)	(45,675)	(354)	(37,357)	(60,714)	(144,100)
Expected return on plan assets	80,093	—	—	—	80,093	37,880	—	—	54,067	91,947
Amortization of actuarial (gains) / losses	(34,880)	—	—	—	(34,880)	(67,262)	353	(19,644)	—	(86,553)
Past service amortization	—	—	—	(13,358)	(13,358)	—	—	—	(13,358)	(13,358)

Total year’s expense	(42,736)	(514)	(36,758)	(37,065)	(117,073)	(75,401)	(1)	(57,001)	(25,868)	(158,271)

Plan’s management	—	—	—	—	—	—	—	—	(401)	(401)
CEEEPREV CD (defined contribution) portion	—	—	—	—	—	—	—	—	(3,915)	(3,915)

Total revenue / (expense) of the year	(42,736)	(514)	(36,758)	(37,065)	(117,073)	(75,401)	(1)	(57,001)	(30,184)	(162,587)

Amount of payments expected by the company in the following year
Normal	—	—	—	—	—	13,606	5,726	48,498	3,915	71,745
Extraordinary	—	—	—	—	—	15,350	—	—	9,160	24,510
Management	—	—	—	—	—	—	—	—	401	401

Total expected payments to the Plan	—	—	—	—	—	28,956	5,726	48,498	13,476	96,656

Notes	Page | 57

F-2-56

28.3. Reconciliation of Assets and Liabilities Recognised In Balance Sheet (continued)

	Single Plan				CEEEPREV BD
	2007	2008	2009	2010	2007	2008	2009	2010
Amounts regarding the:
Present value of the plan’s actuarial liability	498,760	544,301	765,474	809,022	506,102	797,130	836,020	1,059,233
Fair value of plan assets	542,478	567,810	681,492	660,828	536,851	798,470	854,644	933,660
Technical surplus/ (deficit) of the plan	43,718	23,509	(83,982)	(148,194)	30,748	1,340	18,624	(125,573)
Experience adjustments arising from
Percentage gains/ (losses) of plan liabilities	10.4%	-5.3%	-26.1%	-1.2%	10.0%	-5.5%	-1.7%	-22.4%
Percentage gains/ (losses) of plan assets	-1.6%	-3.4%	8.9%	-11.2%	-2.0%	4.1%	5.1%	10.6%

	EXA				CTP
	2007	2008	2009	2010	2007	2008	2009	2010
Amounts regarding the:
Present value of the plan’s actuarial liability	326,513	334,982	330,991	343,177	20,765	18,236	8,512	4,454
Technical surplus/ (deficit) of the plan	(326,513)	(334,982)	(330,991)	(343,177)	(20,765)	(18,236)	(8,512)	(4,454)
Experience adjustments arising from
Percentage gains/ (losses) of plan liabilities	-11.0%	-5.6%	0.3%	-6.2%	-12.8%	-33.1%	40.9%	-19.3%

	2010
	Single Plan	CEEEPREV BD
CATEGORIES OF PLAN ASSETS
Government Bonds	36.62%	49.80%
Private credits and deposits - other companies	11.50%	10.58%
Private credits and deposits - supporters	2.14%	2.91%
Variable income - other companies	17.91%	24.36%
Investment funds	28.56%	5.06%
Investment properties	1.01%	1.38%
Loans and financing	2.27%	5.91%

Total as a percentage of plan assets	100.00%	100.00%

	2010
	Single Plan	CEEEPREV BD
ANNUAL RETURN ON ASSETES
Actual annual return on plan assets	11.71%	11.71%

2010
Single Plan
AMOUNT INCLUDED IN THE FAIR VALUE OF PLAN ASSETS
In financial instruments of the company itself	0.13%

Notes	Page | 58

F-2-57

28.3. Actuarial premises and assumptions adopted for calculation

	Single Plan	CTP	EXA	CEEEPREV BD
ACTUARIAL ASSUMPTIONS ADOPTED
Discount rate for actuarial liability	6.00%	6.00%	6.00%	6.00%
Total interest rate of return on investments	11.71%	—	—	11.71%
Salary growth	5.39%	—	—	5.39%
General mortality table	AT-83	AT-83	AT-83	AT-83
Mortality table of disabled people	AT-49	—	—	AT-49
Table of entry into disability	Light-Average	—	—	Light-Average
Turnover	Null	—	—	Null
Retirement age - Normal Retirement	—	—	—	60 years
Retirement Age - Settled Benefit	55 years*	—	—	55 years*
Inflation Rate	5.39%	5.39%	5.39%	5.39%

*	The professional should retire by the INSS

29. Accrued Liabilities

Balances consist of:

	31/12/2010	31/12/2009	01/01/2009
Provision for vacation pay, year-end bonus, other bonuses and social charges	21,682	14,032	12,331
Remuneration withheld	—	—	401
Compliance bonus	142	213	230

Total	21,824	14,245	12,962

30. Consumer Charges Payable (RGR/CCC/CDE)

Balances consist of:

	31/12/2010	31/12/2009	01/01/2009
Global Reversion Reserve - RGR	1,082	1,690	12,123
Fuel Consumption Account - CCC	5,457	2,102	2,129
Energy Development Account - CDE quota	3,285	2,484	2,310

Total	9,824	6,276	16,562

a. Global Reversion Reserve - RGR

Created through law No. 8.631 of 4 March 1993, with the purpose of providing funds for the reversion, takeover, expansion, and improvement of electricity public services. The amount refers to the monthly portion of 2009.

Notes	Page | 59

F-2-58

b. Fuel Consumption Account - CCC

Created to provide subsidies to the generation of electricity using fossil fuels; to regulate the apportionment of acquisition costs of such fuel among the concessionaires or authorised companies of the country to guarantee the financial resources to the supply of electricity to consumers in areas isolated from the generation and distribution system, and the thermoelectric generation, which mainly meets the peak-hour demand of interconnected systems, with uniform rates.

c. Energy development account – CDE quotas

The Energy Development Account was created through Law No. 10.438 of 26 April 2002, article 13, aiming the energy development of the States and the competitiveness of the energy produced by wind farms, small plants, biomass, natural gas, and mineral coal in the areas served by the interconnected systems, the promotion of electricity universalization in all the country, in compliance with the limits and restrictions established by law for such funds.

31. Provision for labour, civil and tax contingencies

Provisions and accounts payable recognised as contingent liabilities, net of the corresponding court deposits, breakdown as follows:

Current	31/12/2010	31/12/2009	01/01/2009
Provision for Labour Contingencies	62,092	57,429	49,788
Provision for Civil Contingencies	4,288	12,725	6,705

Total	66,380	70,154	56,493

Non-current
Provision for Labour Contingencies	192,723	166,618	181,527
Provision for Civil Contingencies	31,078	1,804	12,625
Provision for Tax Contingencies	2,335	2,335	1,742
(-) Court deposits - Labour and civil contingencies	-15,313	-57,141	-51,096

Total	210,823	113,616	144,798

	277,203	183,770	201,291

Notes	Page | 60

F-2-59

	Provision for contingencies
	Labour	Civil	Tax	Total
Opening balance - January 2008	243,363	19,863	9,506	272,732

(+) Additions	33,492	2,235	—	35,727
(-) Payments	(36,913)	(1,464)	—	(38,377)
(-) Reversed amounts	(79,434)	(8,574)	(8,323)	(96,331)
(+) Monetary restatement	35,725	2,763	559	39,047
(-) Amounts deposited	621	(118)	—	503
(-) Restatement of deposits	(10,202)	(1,808)	—	(12,010)

(=) Closing balance - December 2008	186,652	12,897	1,742	201,291

Opening balance - January 2009	186,652	12,897	1,742	201,291

(+) Additions	40,472	648	2,335	43,455
(-) Payments	(35,979)	(308)	—	(36,287)
(-) Reversed amounts	(41,061)	(7,459)	(1,742)	(50,262)
(+) Monetary restatement	29,299	2,319	—	31,618
(-) Amounts deposited	(4,180)	(71)	—	(4,251)
(-) Restatement of deposits	(1,323)	(471)	—	(1,794)

(=) Closing balance - December 2009	173,880	7,555	2,335	183,770

Opening balance - January 2010	173,880	7,555	2,335	183,770

(+) Additions	83,687	32,057	—	115,744
(-) Payments	(40,866)	(2,555)	—	(43,421)
(-) Reversed amounts	(39,764)	(11,164)		(50,928)
(+) Monetary restatement	27,712	2,498	—	30,210
(-) Amounts deposited	409	1,330	—	1,739
(-) Restatement of deposits	37,679	2,410	—	40,089

(=) Closing balance - December 2010	242,737	32,131	2,335	277,203

a. Provision for labour contingencies

The Concessionaire has been constantly improving the calculation of contingent amounts based on data related to payments upon the conclusion of legal disputes related to labour claims. A detailed analysis of the Concessionaires’ chances of a favourable outcome for labour claims was made in order to support the proper decision about the need for setting up provisions or not. Estimates about the possible decision and the financial effects of the contingencies were determined based on management’s judgment considering the history of losses in suits of similar nature and the likelihood of a favourable outcome for each suit. The main suits filed against the Concessionaire refer to termination amounts, several liability, additional pension amounts, joint liability, employment relationship, FGTS (severance pay fund), proper employment register, assiduousness bonus and others.

b. Provision for Civil Contingencies

The Concessionaire is involved in several civil suits for which a provision was recognised in the amount of payments considered probable according to their legal counsellors, by means of an individual analysis of each suit. The suits filed against the Concessionaire relate to pain and suffering and property damage, suspension of collection, lawyers’ fees, electricity sale and purchase agreement, expropriation and review of contracts.

c. Provision for Tax Contingencies

The amount refers to Social Security contributions provided for the payment of the Tax Assessment Notice No. 35.067.180-0 filed by INSS (Brazilian Social Security Institute) inspectors due to the lack of payment of such contributions. The Concessionaire has filed a voluntary appeal at the administrative level as its defence, and the proceeding was classified as probable loss by legal counsellors.

Notes	Page | 61

F-2-60

CEEE-GT had a favourable court decision on the suit about the offsetting of credits from FUNRURAL, lawsuit No. 98.00.26268-7. Accordingly, in 2006 a credit amounting to R$7,420 was recognised for CEEE-GT, referring to undue payments made in the period from September 1989 to June 1991. By the end of 2007, the Concessionaire offset such credit amounts; however, it was tax assessed by the social security inspection authority on FUNRURAL amounts offset. The Concessionaire is currently discussing such matter, whose collectable amount is approximately R$12,189 and the legal counsellors considers the matter as possible loss.

Also in relation to the social security matter, there are amounts referring to possible inconsistencies in accessory obligations, which total R$2,900.

As for Federal Taxes, the Concessionaire has about R$12,238 in tax offset amounts whose approval is under discussion at the Brazilian Revenue Service, mainly referring to undue payments of PIS and COFINS (taxes on sales), in view of the illegality of article 3, paragraph 1 of Law 9.718/98 previously in effect. The provision referred to above was revoked with the issue of Law 11.941/09. The Company considers the unfavourable outcome as possible.

There are administrative proceedings related to the lack of payment of IRRF (Withholding Income Tax). The amount under discussion totals R$3,383 and a decision about the voluntary appeals filed with Administrative Council of Tax Appeals—CARF has not yet been given.

32. Amounts to be invested in R&D (Research and Development)

Balances consist of:

Current	31/12/2010	31/12/2009	01/01/2009
R&D funds	17,542	13,841	8,586
FNDCT funds	495	495	3,577
MME funds	248	247	1,789

Total	18,285	14,583	13,952

Non-current
R&D funds	2,837	2,814	4,189

Total	2,837	2,814	4,189

P&D is an investment program established by ANEEL for electricity concessionaires that is calculated based on the net operating revenue of the companies, which result in training and technological development.

The Concessionaire annually allocates a minimum of 1% of its net operating revenue for such program.

From the amounts allocated to P&D, 40% are invested in Research and Development projects, 40% are transferred to the National Fund for Science and Technology Development - FNDCT, and 20% to the Ministry of Mining and Energy - MME.

Breakdown for liability balances of Research and Development program is as follows:

	Current			Non-current
	31/12/2010	31/12/2009	01/01/2009	31/12/2010	31/12/2009	01/01/2009
R&D
To allocate	12,902	9,981	6,441	2,735	2,711	3,873
Monetary correction	4,640	3,860	2,145	102	103	316

Total	17,542	13,841	8,586	2,837	2,814	4,189

Notes	Page | 62

F-2-61

33. Other liabilities

Balances consist of:

Current	31/12/2010	31/12/2009	01/01/2009
Financial Compensation for the Use of Water	3,612	4,592	3,757
Obligations with Transmission Works	11,560	12,251	10,598
Profit Sharing - PPR	2,783	2,662	2,607
Consumers	100	—	—
Obligations with Affiliated Companies	4	2,505	5,827
Book entry (see note 44.b.I)	—	—	1,115
Adjustment portion - Permitted Annual Revenue	18,045	8,778	14,428
Other payables	5,973	5,930	3,433

Total	42,077	36,718	41,765

Non-current
Trade accounts payable - Contracts 1000-1001/87 (Note 13.d)	39,941	39,941	39,941
Obligations with Enterprises	33,038	33,038	33,038
Provision for Notice of Violation	15,250	13,891	12,637
Compliance Bonus	1,210	1,227	1,198
Other	5,687	5,499	5,902

Total	95,126	93,596	92,716

a. Liabilities with affiliated companies

The amount of R$4 (R$2,505 as of 31 December 2009 and R$5,827 as of 1 January 2009) refers to the falling due lease balance of UHE Machadinho.

b Adjustment Portion – Permitted Annual Revenue

The amount of R$18,045 (R$8,778 as of 31 December 2009 and R$14,428 as of 1 January 2009) refers to the adjustment portion on the permitted annual revenue of Transmission, whose amounts were approved by Resolutions 1021/2010 and 843/2009.

Details about Electricity Rate Revisions approved in 2010 are disclosed in note 47.b.

c. Provision for Notices of Violation

From the amount of R$15,250, R$9,287 refers to provision for blackout fee and R$5,963 refers to the failing to meet deadlines established by Concession Agreement 055/2001.

Notes	Page | 63

F-2-62

34. Deferred Revenue

ANEEL authorised electricity transmission companies to make the gradual recognition of its revenues for construction works of the transmission industry authorised and bid in the period from 2001 to June 2006. The gradual recognition refers to the recognition of 66.7% of revenues from those works in its first 15 years of operation, and of 33.3% in the following 15 years. This policy is adopted in order to attract investments to the industry.

In 2010, CVM determined that, in compliance with CPC 30, the gradual recognition of revenues by electricity transmission companies be adjusted under the straight-line method during the term of concession agreements.

CEEE-GT, in order to conform its Financial Investments to CVM instructions, identified the facilities and the respective gradual revenues to make the proper adjustments.

The effect in the statement of operations for the Concessionaire is the difference between the monthly amounts gradually recognised and the amounts of revenue recognised under the straight-line method, calculated for each facility since the beginning of its operation until the period referring to the Financial Statements.

	01/01/2009	31/12/2009	31/12/2010	Total
Adjustment of revenue recognised on a straight-line basis	102,504	22,176	21,608	146,288

PIS (tax on sales)	(720)	(184)	(192)	(1,096)
COFINS (tax on sales)	(3,323)	(848)	(887)	(5,058)
IR (Income tax)	(25,627)	(5,544)	(5,401)	(36,572)
LL (Social contribution)	(9,225)	(1,996)	(1,945)	(13,166)

Total	63,609	13,604	13,183	90,396

Balance as of 1 January 2009	63,609
Balance as of 31 December 2009	77,213
Balance as of 31 December 2010	90,396

Notes	Page | 64

F-2-63

35. Shareholders’ equity

a. Share capital

The Company’s shareholders approved during the Extraordinary Shareholders’ Meeting held on 2 October 2009, the reverse split of the totality of Concessionaire’s shares at the ratio of one thousand (1,000) shares for each share of the same kind, according to article 12 of Law No. 6.404/76. Accordingly, share capital is now represented by 387,229,828 registered shares with no par value, being 380,669,270 common shares and 6,560,558 preferred shares, with no voting rights, and no change in the Concessionaire’s share capital amount of R$588,447, which breaks down as follows:

	31/12/2010
	Common	%	Preferred	%	Total	%
CEEE-Par	255,232,851	67.04	43,495	0.67	255,276,346	65.92
ELETROBRÁS	122,681,436	32.23	3,505,584	53.43	126,187,020	32.59
City governments	1,397,262	0.37	2,159,350	32.91	3,556,612	0.92
Custody - BM&F Bovespa	1,337,058	0.35	793,904	12.10	2,130,962	0.55
Other	20,663	0.01	58,225	0.89	78,888	0.02

	380,669,270	100.00	6,560,558	100.00	387,229,828	100.00

	31/12/2009
CEEE-Par	255,232,851	67.04	43,495	0.67	255,276,346	65.92
ELETROBRÁS	122,681,436	32.23	3,505,584	53.43	126,187,020	32.59
City governments	1,397,262	0.37	2,159,350	32.91	3,556,612	0.92
Custody - BM&F Bovespa	1,336,370	0.35	793,234	12.09	2,129,604	0.55
Other	21,351	0.01	58,895	0.89	80,246	0.02

	380,669,270	100.00	6,560,558	100.00	387,229,828	100.00

b. Tax incentive reserve

The amount of R$1,164,415 (R$1,153,687 as of 31 December 2009) refers to the recognition of a Tax Incentive Reserve in compliance with article 195 of Law No. 6404/76, corresponding to the Compensation Account—CRC accounted for under the statement of operations for 2009 (see note 14).

c. Statutory reserve

Pursuant to the Brazilian Corporate Law, the Concessionaire shall transfer to the statutory reserve 5% of net income calculated in its legal books, which were prepared according to BRGAAP, till such reserve represents 20% of paid-in capital. The statutory reserve may be used for increase in capital or for absorbing losses, but it may not be used for dividend purposes. As of 31 December 2010, the Concessionaire had the amount of R$5,862 registered as Statutory Reserve (R$2.925 as of 31 December 2009).

d. Reserve required by the company’s statutes

The Concessionaire’s statutes determine that 10% of net income shall be designated for facilities expansion, within a limit of 10% of the share capital. As of 31 December 2010, the Concessionaire had the amount of R$11,725 registered as Reserve required by the company’s statutes (R$5,850 as of 31 December 2009).

e. Undistributed dividends

According to the minute 182 of the Extraordinary Shareholders’ Meeting held 5 April 2010, shareholders decided that the amount of R$49,726, related to dividends proposal, would set up a Special Reserve.

Notes	Page | 65

F-2-64

f. Appropriation of net income

After deduction and absorption of accumulated losses, pursuant articles 48 and 49 of the Concessionaire’s statutes, income (losses) for the year is as follows:

I) 5% (five percent) of net income for Statutory Reserve constitution;

II) 50% (fifty percent) of adjusted net income as mandatory dividends;

1) Preferred shares are entitled to a non-cumulative annual minimum dividend of 10% (ten percent) on equity capital to such shares, which shall be portioned on equal basis.

2) When there is balance, common shares are entitled to a non-cumulative annual dividend, which shall be portioned on equal basis;

III) 10% (ten percent) of net income for Expansion Reserve constitution.

ALLOCATION OF INCOME FOR THE YEAR

	12/31/2010	12/31/2009
Net income for the year	142,038	1,565,843
Absorption of accumulated losses	(69,116)	(175,235)
Realisation of asset and liability valuation adjustment	44,323	44,323
Tax incentive reserve	—	(1,376,430)

Calculation basis	117,245	58,501

Allocation of income for the year:
Statutory reserve constitution - 5%	5,862	2,925
Mandatory dividends - 50%	55,691	27,788
Constitution of Expansion reserve - 10%	11,725	5,850
Remaining dividends	43,967	21,938

Total	117,245	58,501

36. Earnings per share

The numerator used to calculate basic and diluted earnings per share was net income after taxes.

Balances consist of:

a. Basic

	12/31/2010
	Common shares	Preferred shares	Total
Basic numerator
Net income	139,632	2,406	142,038
Denominator - Basic
Average for shares	380,669,270	6,560,558	387,229,828

Basic earnings per share - R$	0.37	0.37	0.37

	12/31/2009
Basic numerator
Net income	1,539,314	26,529	1,565,843
Denominator - Basic
Average for shares	380,669,270	6,560,558	387,229,828

Basic earnings per share - R$	4.04	4.04	4.04

Notes	Page | 66

F-2-65

b. Diluted

	12/31/2010	12/31/2009
Diluted numerator
Net income available for common shares	139,632	1,539,314
Net income available for preferred shares	2,406	26,529

	142,038	1,565,843

Diluted denominator
Common shares	380,669,270	380,669,270
Preferred shares	6,560,558	6,560,558

	387,229,828	387,229,828

Diluted income per share - R$	0.37	4.04

37. Net Revenue

Net Revenue breakdowns as follows:

	31/12/2010	31/12/2009
Gross revenue
Electricity sold to other concessionaires	324,244	307,148
Availability of the transmission system	456,223	438,735
Recognition on a straight-line basis	-21,608	-22,176
Revenue from O&M	-302,188	-289,735
Gains on Financial Assets	276,471	285,053
Short-term electricity	15,676	16,842
Construction revenue	119,249	75,117
Other operating revenue	-6,819	10,801

	861,248	821,785

Deductions from revenue
ICMS (State VAT)/ISS (Tax on services)	-91	-116
PASEP (tax on sales)	-8,858	-8,424
COFINS (tax on sales)	-40,817	-38,846
RGR (Global reversion reserve) quota	-20,881	-17,355
Other charges	-9,547	-7,021
Consumers’ charges - R&D / MME / FNDCT	-6,789	-6,776
Subventions CCC	-20,183	-10,685
Energy development account - CDE	-15,563	-12,175

	-122,729	-101,398

Net revenue	738,519	720,387

a. Electricity sold to other concessionaires

The amount of R$324,244 (R$307,148 as of 31 December 2009) refers to Contracts for Purchase and Sale of Energy in the Regulated Environment – CCEAR.

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT sold in the first energy auction, conducted in December 2004, 260 MW on average for the period from 2005 to 2012, and 152 MW on average for the period from 2006 to 2013.

The sale of electricity from the Generation Area, during 2005 and 2006, was made through CCEARs entered into thirty-five Electricity Distribution companies.

As from 2007, the Concessionaire started to sell electricity in the Free Market – ACL, entering into bilateral contracts with free consumers and trade companies.

Notes	Page | 67

F-2-66

b. Transmission system availability

The amount of R$456,223 (R$438,735 as of 31 December 2009) refers to revenues from the availability of the Generation interconnection system and of the Transmission System to third parties.

c. Recognition on a straight-line basis of the Transmission Revenue

The amount of R$21,608 (R$22,176 as of 31 December 2009) refers to the adjustment of the recognition on the straight-line basis of Transmission revenue from facilities with gradual recognition of revenues (see note 34).

d) Improvements and construction work services

Improvements and construction work services which represent a potential source of additional revenues are fully recorded as financial assets in their construction stage. The portion corresponding to interest-bearing financial assets is transferred only upon the start of operations of the new investments, by a process called “unitization”. Costs of improvements and construction work services include materials and services, in addition to costs of management, supervision and monitoring of construction works. Improvement and construction work services are mostly provided by outsourced companies, and management and supervision costs are already included in the construction costs. The Concessionaire considers immaterial a possible construction margin value.

	31/12/2010	31/12/2009 Restated
Construction and improvement services	132,996	75,146
(-) Special liability addition	(13,747)	(29)
Construction margin	—	—

Total Construction and improvement services	119,249	75,117

38. Cost of electricity

a.) Cost of Electricity – Purchased from Third Parties

From the amount of R$4,791 (R$1,737 as of 31 December 2009), R$1,294 refers to the acquisition of electricity at Electricity Sales Chamber – CCEE and R$3,497 refers to electricity purchased from Foz do Chapecó Energia S.A..

b. System usage charges

The amount of R$34,135 (R$35,245 as of 31 December 2009) refers to transmission and distribution systems usage charges.

Notes	Page | 68

F-2-67

39. Operating costs and expenses

Balances consist of:

	GENERATING		TRANSMISSION		ELIMINATIONS		TOTAL Consolidated
	31/12/2010	31/12/2009	31/12/2010	31/12/2009	31/12/2010	31/12/2009	31/12/2010	31/12/2009
NET REVENUE	307,291	295,633	435,407	428,919	(4,179)	(4,165)	738,519	720,387

ELECTRICITY SERVICE COST	(174,041)	(162,752)	(270,874)	(201,210)	4,179	4,165	(440,736)	(359,797)

Electricity cost	(43,105)	(41,147)	—	—	4,179	4,165	(38,926)	(36,982)

Electricity cost - Purchased from third parties	(4,791)	(1,737)	—	—	—	—	(4,791)	(1,737)
System use charges	(38,314)	(39,410)	—	—	4,179	4,165	(34,135)	(35,245)
Operating cost	(130,936)	(121,605)	(270,874)	(201,210)	—	—	(401,810)	(322,815)

Staff and Management	(52,987)	(41,783)	(119,421)	(95,376)	—	—	(172,408)	(137,159)
Materials	(3,327)	(3,318)	(7,096)	(6,349)	—	—	(10,423)	(9,667)
Third party services	(6,738)	(9,269)	(15,553)	(15,672)	—	—	(22,291)	(24,941)
Depreciation and Amortization	(58,391)	(57,498)	(2,839)	(3,449)	—	—	(61,230)	(60,947)
Construction	—	—	(119,249)	(75,117)	—	—	(119,249)	(75,117)
Other	(9,493)	(9,737)	(6,716)	(5,247)	—	—	(16,209)	(14,984)

GROSS INCOME	133,250	132,881	164,533	227,709	—	—	297,783	360,590

Operating expenses	(73,304)	(88,755)	(156,944)	(117,876)	—	—	(230,248)	(206,631)

Selling	(109)	70	(145)	(245)	—	—	(254)	(175)
General and Administrative	(12,436)	(13,682)	(29,893)	(32,726)	—	—	(42,329)	(46,408)
Other operating	(60,759)	(75,143)	(126,906)	(84,905)	—	—	(187,665)	(160,048)

Other revenue	423	386,553	941	992,405	—	—	1,364	1,378,958

Compensation account - CRC	—	386,089	—	990,341	—	—		1,376,430
Other revenue	423	464	941	2,064	—	—	1,364	2,528

Other expenses	(1,446)	(899)	(21,561)	(3,186)	—	—	(23,007)	(4,085)

SERVICE INCOME (LOSS)	58,923	429,780	(13,031)	1,099,052	—	—	45,892	1,528,832

Income from ownership interest	10,616	10,586	9,687	11,365	—	—	20,303	21,951

Financial revenue/ expense	40,040	(9,006)	(10,708)	(19,842)	—	—	29,332	(28,848)

income from financial investments	1,625	2,727	5,434	5,249	—	—	7,059	7,976
Monetary variations from loans and financing	(8,459)	(4,601)	(18,781)	(16,635)	—	—	(27,240)	(21,236)
Debt charges	(2,343)	(3,462)	(7,289)	(10,141)	—	—	(9,632)	(13,603)
Other financial revenue/ expenses	49,217	(3,670)	9,928	1,685	—	—	59,145	(1,985)

INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION	109,579	431,360	(14,052)	1,090,575	—	—	95,527	1,521,935

Income tax	13,980	8,889	29,449	23,914	—	—	43,429	32,803
Social contribution tax	(812)	2,782	3,894	8,323	—	—	3,082	11,105

Total income and social contribution tax expenses	13,168	11,671	33,343	32,237	—	—	46,511	43,908

NET INCOME FROM THE PERIOD	122,747	443,031	19,291	1,122,812	—	—	142,038	1,565,843

Basic earnings per share - R$	0.32	1.14	0.05	2.90	—	—	0.37	4.04

Diluted earnings per share - R$	0.32	1.14	0.05	2.90	—	—	0.37	4.04

Notes	Page | 69

F-2-68

40. Other Revenues (Expenses)

Balances consist of:

	31/12/2010	31/12/2009
OTHER REVENUES
Gains on disposal and other gains	1,015	1,396
Compensation account - CRC	10,728	1,153,687
Other	349	1,132

	12,092	1,156,215

	31/12/2010	31/12/2009
OTHER EXPENSES
Losses on disposals and Decommissioning of Assets and Rights	-22,553	-1,144
Provision for Devaluation/Appreciation of Other Investments	-122	-282
Other	-332	-2,659

	-23,007	-4,085

a. Compensation Account

The amount of R$10,728 (R$1,153,687 as of 31 December 2009) refers to the recognition of credits from the Government Subvention for Investments – Compensation Account – CRC, from compensations made in compliance with Law No. 8.631/93 (amended by Law No. 8.724/93).

CPC 07, dealing with Government Subventions and Assistance, approved by CVM Decision No. 646/10, determines that government subventions and donations be accounted for in a Statement of operations account (revenues).

As proposed by Concessionaire’s management, a Tax Incentive Reserve was set up in compliance with article 195 of Law No. 6404/75, in the amount referring to CRC.

According to article 18 of Law No. 11.941 of 27 May 2007, the amounts referring to government subventions shall be kept in the Tax Incentive Reserve; are not subject to taxation and not included in the calculation basis of mandatory dividends. (See notes 14 and 35.b).

41. Financial revenue/expenses

Balance breakdown is as follows:

	12/31/2010	12/31/2009
FINANCIAL REVENUE
Gains on financial investments	7,059	7,976
Financial revenues from instalment payments	54	108
Monetary variations of loans and financing	25,009	40,450
Tax loss - Social contribution tax loss used in adoption of Law No. 11.941	—	36,907
Monetary restatement of Court Deposits	—	1,794
Restatement Quota FIDC I	4,239	—
Gains on ownership interest	258	—
Monetary restatement - Energia Livre (Free energy) - ANEEL Dispatch No. 2.51	57,860	—
Other financial revenue	16,514	8,678

	110,993	95,913

FINANCIAL EXPENSES
Debt charges	(9,632)	(13,603)
Financial expenses on PAES	—	(28,310)
Financial expenses on R&D/FNDCT	(1,573)	(1,189)
Financial expenses on Enterprises	(5,465)	(4,729)
Monetary variations of loans and financing	(52,250)	(61,686)
Other financial expenses	(12,741)	(15,244)

	(81,661)	(124,761)

TOTAL FINANCIAL REVENUE/EXPENSES, NET	29,332	(28,848)

Notes	Page | 70

F-2-69

42. Income and Social contribution taxes

We have reconciled the expenses on Corporate Income Tax – IRPJ and Social Contribution tax - CSLL disclosed with the amounts calculated by the adoption of statutory tax rates as of 31 December 2010 and 2009:

Balances consist of:

	31/12/2010		31/12/2009
	IRPJ	CSLL	IRPJ	CSLL
Net income before IRPJ and CSLL	95,527	95,527	1,521,935	1,521,935
Ajustes Decorrentes do RTT	43,359	43,359	30,914	30,914
Net income before IRPJ and CSLL after adjustments arising from RTT (Temporary Tax Scheme)	138,886	138,886	1,552,849	1,552,849
Net effect of non-deductible temporary provisions set up/realised in the year	17,401	17,401	(1,329,235)	(1,329,235)
Non-deductible expenses and other permanent add-backs	29	29	34	34
Non-taxable income and other permanent deductions	(26,614)	(26,614)	(29,883)	(29,883)

Taxable income and calculation basis of social contribution tax before offset	129,702	129,702	193,765	193,765
Income and social contribution tax loss carryforwards	(38,911)	(38,911)	(58,130)	(58,130)

Taxable income and calculation basis of social contribution tax after offset	90,791	90,791	135,635	135,635
Applicable tax rate	25%	9%	25%	9%

Income and social contribution taxes at statutory rates	22,675	8,171	33,885	12,207

Tax incentive of PAT (Workers’ meal program) = 4%	(545)	—	(814)	—
Sponsorship - Rouanet Law (8.313/91 Art.26)	(545)	—	(814)	—
Contributions FECA - CEDICA/RS	(136)	—	(203)	—
Tax incentive of Sport Law = 1%	—	—	(100)	—

Total IRPJ and CSLL - Current	21,449	8,171	31,954	12,207

Deferred IRPJ and CSSL - Temporary differences	(10,581)	(3,809)	(59,213)	(21,316)
Deferred IRPJ and CSSL - Tax losses	(48,895)	(5,498)	—	—
Deferred IRPJ and CSSL - IFRS adjustments	(5,402)	(1,946)	(5,544)	(1,996)

Total IRPJ and CSLL deferred	(64,878)	(11,253)	(64,757)	(23,312)

Total IRPJ and CSLL	(43,429)	(3,082)	(32,803)	(11,105)

43. Segment reporting

Pursuant to ANEEL Instructions and Guidelines as well as CPC 22, we present the Financial Statements as of 31 December 2010 and 2009 for the Business Units: Generation and Transmission. The column “eliminations” refers to transactions between Generation and Transmission segments.

Notes	Page | 71

F-2-70

a) Balance Sheet

a.1. Assets

	GENERATION			TRANSMISSION			ELIMINATIONS			TOTAL
	31/12/10	31/12/09	01/01/09	31/12/10	31/12/09	01/01/09	31/12/10	31/12/09	01/01/09	31/12/10	31/12/09	01/01/09
ASSETS	1,710,769	1,578,677	1,108,773	2,527,757	2,367,796	1,268,487	(485,712)	(391,482)	(260,512)	3,752,814	3,554,991	2,116,748

CURRENT	366,459	302,371	216,506	585,320	562,123	459,663	(485,712)	(391,482)	(260,512)	466,067	473,012	415,657

Cash and cash equivalents	2,867	4,429	4,559	19,088	28,537	340		—		21,955	32,966	4,899

Concessionaires and permit holders	39,429	41,374	34,052	48,534	49,690	47,512	(468)	(461)	(464)	87,495	90,603	81,100

Supply	39,730	35,040	34,168	—	—	—	—	—	—	39,730	35,040	34,168
Electricity network usage charges	—	—	—	49,031	49,867	47,480	(468)	(461)	(464)	48,563	49,406	47,016
Short-term electricity	1	6,760	37	—	—	—	—	—	—	1	6,760	37
Other concessionaires and permit holders	(302)	(426)	(153)	(497)	(177)	32	—	—	—	(799)	(603)	(121)
Securities receivable	493	453	508	—	—	16	—	—	—	493	453	524

Allowance for doubtful accounts	(663)	(553)	(623)	(993)	(849)	(604)	—	—	—	(1,656)	(1,402)	(1,227)

Tax credits	2,791	1,714	820	15,841	11,540	1,964	—	—	—	18,632	13,254	2,784

ICMS credits	4	107	23	1,232	2,014	526	—	—	—	1,236	2,121	549
PASEP - Court deposit	352	352	352	—	—	—	—	—	—	352	352	352
Other debtors	2,435	1,255	445	14,609	9,526	1,438	—	—	—	17,044	10,781	1,883
Inventories	709	654	862	5,631	5,685	5,150	—	—	—	6,340	6,339	6,012

Other credits receivable	320,833	254,300	176,328	192,922	164,809	115,345	(485,244)	(391,021)	(260,048)	28,511	28,088	31,625

Related party receivables (branches)	295,087	228,809	153,139	158,608	129,093	82,295	(453,179)	(356,916)	(235,434)	516	986	—
Advances to employees	836	814	803	1,010	948	699	—	—	—	1,846	1,762	1,502
Other	24,910	24,677	22,386	33,304	34,768	32,351	(32,065)	(34,105)	(24,614)	26,149	25,340	30,123
Indemnifiable financial asset	—	—	—	303,624	302,188	289,633	—	—	—	303,624	302,188	289,633

Prepayments	—	—	—	673	523	307	—	—	—	673	523	307

NON-CURRENT	1,344,310	1,276,306	892,267	1,942,437	1,805,673	808,824	—	—	—	3,286,747	3,081,979	1,701,091

Long-term assets	621,707	513,827	128,759	1,897,494	1,769,296	780,836	—	—	—	2,519,201	2,283,123	909,595

Energy sale at CCEE	123,891	65,777	65,136	—	—	—	—	—	—	123,891	65,777	65,136
Notes receivable	544	806	1,114	—	—	—	—	—	—	544	806	1,114
Tax credits	4,152	4,375	65	28,090	31,738	3,880	—	—	—	32,242	36,113	3,945
Financial investments	—	3	3	—	2	2	—	—	—	—	5	5
Deposits in court	36,668	3,615	4,284	25,630	2,392	2,856	—	—	—	62,298	6,007	7,140
Deferred income and social contribution taxes	116,188	84,547	47,504	136,450	99,308	55,822	—	—	—	252,638	183,855	103,326
Other receivables	12,550	29,999	9,443	53,875	81,551	51,082	—		—	66,425	111,550	60,525
Compensation account - CRC	326,617	323,608	—	837,798	830,079	—	—	—	—	1,164,415	1,153,687	—
Indemnifiable financial asset	—	—		814,596	723,171	666,139	—	—	—	814,596	723,171	666,139
Assets and rights for sale	1,097	1,097	1,210	1,055	1,055	1,055	—	—	—	2,152	2,152	2,265
Investments	280,554	268,569	225,686	18,378	12,937	4,676	—	—	—	298,932	281,506	230,362

Permanent ownership interest	279,005	266,821	223,841	18,378	12,937	4,676	—			297,383	279,758	228,517
Other	1,549	1,748	1,845		—	—	—	—	—	1,549	1,748	1,845
Property. plant and equipment	441,042	492,789	536,902	25,872	23,293	23,041	—	—	—	466,914	516,082	559,943

property. plant and equipment	441,042	492,789	536,902	25,872	23,293	23,041	—	—	—	466,914	516,082	559,943
Intangible assets	1,007	1,121	920	693	147	271	—		—	1,700	1,268	1,191

Intangible assets	1,007	1,121	920	693	147	271	—	—	—	1,700	1,268	1,191

Notes	Page | 72

F-2-71

a.2 Liabilities

	GENERATION			TRANSMISSION			ELIMINATIONS			TOTAL
	31/12/10	31/12/09	01/01/09	31/12/10	31/12/09	01/01/09	31/12/10	31/12/09	01/01/09	31/12/10	31/12/09	01/01/09
LIABILITIES	1,710,769	1,578,677	1,108,773	2,527,757	2,367,796	1,268,487	(485,712)	(391,482)	(260,512)	3,752,814	3,554,991	2,116,748

CURRENT	391,479	367,673	275,117	585,811	477,097	423,379	(485,712)	(391,482)	(260,512)	491,578	453,288	437,984

Suppliers	8,208	7,671	11,958	51,537	25,816	29,879	(468)	(461)	(464)	59,277	33,026	41,373

Network usage charges	4,109	4,360	4,350	—	—	—	(468)	(461)	(464)	3,641	3,899	3,886
Short-term energy - CCEE	1,185	1	583	—	—	—	—	—	—	1,185	1	583
Materials and services	2,725	2,789	6,652	18,832	10,416	12,859	—	—	—	21,557	13,205	19,511
Contractual withholding	189	521	373	32,705	15,400	17,020	—	—	—	32,894	15,921	17,393
Payroll - Consignments	4,456	3,995	3,325	5,557	4,953	4,256	—	—	—	10,013	8,948	7,581

Provision for dividends	55,691	49,726	—	—	—	—	—	—	—	55,691	49,726	—

Taxes and social contributions	5,391	8,589	9,105	14,485	20,596	18,915	—	—	—	19,876	29,185	28,020

Loans. financing and debt charges	42,375	36,102	40,989	72,575	74,988	101,279	—	—	—	114,950	111,090	142,268

Post-employment benefits	27,662	27,149	27,759	30,649	37,118	34,179	—	—	—	58,311	64,267	61,938

Provision - Law 3096	20,899	20,776	20,134	19,097	19,316	18,038	—	—	—	39,996	40,092	38,172
Accounts payable - Retirement incentive programmes - CTP	1,629	1,896	2,661	928	8,002	5,255	—	—	—	2,557	9,898	7,916
Sponsor’s contribution - ELETROCEEE	5,134	4,477	4,964	10,624	9,800	10,886	—	—	—	15,758	14,277	15,850
Estimated liabilities	8,790	5,725	5,351	13,034	8,520	7,611	—	—	—	21,824	14,245	12,962

Consumer’ charges payable	2	253	5,039	9,822	6,023	11,523	—	—	—	9,824	6,276	16,562

Global Reversion Reserve - RGR	2	253	5,039	1,080	1,437	7,085	—	—	—	1,082	1,690	12,124
Quota for fuel consumption accounts - CCC	—	—	—	5,457	2,102	2,129	—	—	—	5,457	2,102	2,129
Energy development account - CDE	—	—	—	3,285	2,484	2,309	—	—	—	3,285	2,484	2,309
Provision for labor and contingencie	31,909	41,081	31,332	34,471	29,073	25,161	—	—	—	66,380	70,154	56,493

Provision for labor liabilities	30,020	31,277	29,228	32,072	26,152	20,559	—	—	—	62,092	57,429	49,787
Provision for contingencies	1,889	9,804	2,104	2,399	2,921	4,602	—	—	—	4,288	12,725	6,706
Research and development program	7,041	5,252	4,914	11,244	9,331	9,038	—	—	—	18,285	14,583	13,952

Other liabilities	184,884	167,060	120,275	342,437	260,679	181,538	(485,244)	(391,021)	(260,048)	42,077	36,718	41,765

Energia de Curto Prazo - CCEE	—	—	—	—	—	—	—	—	—	—	—	—
Related party payables (branches)	83,232	61,207	51,419	298,468	227,495	152,810	(381,262)	(288,667)	(204,229)	438	35	—
Financial compensation for the use of water resources	3,612	4,593	3,757	—	—	—	—	—	—	3,612	4,593	3,757
Other	98,040	101,260	65,099	43,969	33,184	28,728	(103,982)	(102,354)	(55,819)	38,027	32,090	38,008
Taxes - Fair value of assets	15,070	15,070	15,070	—	—	—	—	—	—	15,070	15,070	15,070

NON-CURRENT	542,570	567,638	536,288	667,253	644,523	561,378	—	—	—	1,209,823	1,212,161	1,097,666

Loans and financing	97,192	129,792	84,235	173,484	226,353	156,592	—	—	—	270,676	356,145	240,827

Energy sale at CCEE	73,058	73,058	73,058	—	—	—	—	—	—	73,058	73,058	73,058

Charges paid in installments	8,871	9,152	4,352	51,289	51,289	30,197	—	—	—	60,160	60,441	34,549

Post-employment benefits	162,089	168,806	155,477	168,095	174,839	181,740	—	—	—	330,184	343,645	337,217

Accounts payable - Retirement incentive programmes - CTP	—	—	(560)	2,696	274	2,429	—	—	—	2,696	274	1,869
Provision for compensation of former public employees - Law No, 3096	132,851	137,683	130,168	116,367	120,699	115,367	—	—	—	249,218	258,382	245,535
Provision for additional contribution to pension plan fund	29,238	31,123	25,869	49,032	53,866	63,944	—	—	—	78,270	84,989	89,813
Provision for labor and contingencie	86,189	56,842	72,180	124,634	56,774	72,618	—	—	—	210,823	113,616	144,798
Research and development program	1,294	1,224	1,852	1,543	1,590	2,337	—	—	—	2,837	2,814	4,189

Deferred revenue	—	—	—	90,396	77,213	63,609	—	—	—	90,396	77,213	63,609

Other liabilities	37,314	37,131	38,431	57,812	56,465	54,285	—	—	—	95,126	93,596	92,716

Suppliers - Agreements 1000/1001/87	—	—	—	39,941	39,941	39,941	—	—	—	39,941	39,941	39,941
Provision - Attendance Award	527	533	536	683	694	662	—	—	—	1,210	1,227	1,198
Other provisions	36,787	36,598	37,895	17,188	15,830	13,682	—	—	—	53,975	52,428	51,577
Taxes - Fair value of assets	76,563	91,633	106,703	—	—	—	—	—	—	76,563	91,633	106,703

SHAREHOLDERS’ EQUITY	776,720	643,366	297,368	1,274,693	1,246,176	283,730	—	—	—	2,051,413	1,889,542	581,098

Share capital	65,739	65,739	65,739	522,708	522,708	522,708	—	—	—	588,447	588,447	588,447
Tax incentive reserve	326,617	323,608	—	837,798	830,079	—	—	—	—	1,164,415	1,153,687	—
Funds for capital increase	153	153	153	467	467	467	—	—	—	620	620	620
Income surplus	58,501	8,775	—	—	—	—	—	—	—	58,501	8,775	—
Equity valuation adjustment	177,876	207,129	236,382	—	—	—				177,876	207,129	236,382
Retained earnings/ accumulated losses	147,834	37,962	(4,906)	(86,280)	(107,078)	(239,445)	—	—	—	61,554	(69,116)	(244,351)

Notes	Page | 73

F-2-72

Statement of operations for the year

							TOTAL
	GENERATING		TRANSMISSION		ELIMINATIONS		Consolidated
	31/12/2010	31/12/2009	31/12/2010	31/12/2009	31/12/2010	31/12/2009	31/12/2010	31/12/2009
NET REVENUE	307,291	295,633	435,407	428,919	(4,179)	(4,165)	738,519	720,387

ELECTRICITY SERVICE COST	(174,041)	(162,752)	(270,874)	(201,210)	4,179	4,165	(440,736)	(359,797)

Electricity cost	(43,105)	(41,147)	—	—	4,179	4,165	(38,926)	(36,982)

Electricity cost - Purchased from third parties	(4,791)	(1,737)	—	—	—	—	(4,791)	(1,737)
System use charges	(38,314)	(39,410)	—	—	4,179	4,165	(34,135)	(35,245)
Operating cost	(130,936)	(121,605)	(270,874)	(201,210)	—	—	(401,810)	(322,815)

Staff and Mangement	(52,987)	(41,783)	(119,421)	(95,376)	—	—	(172,408)	(137,159)
Materials	(3,327)	(3,318)	(7,096)	(6,349)	—	—	(10,423)	(9,667)
Third party services	(6,738)	(9,269)	(15,553)	(15,672)	—	—	(22,291)	(24,941)
Depreciation and Amortization	(58,391)	(57,498)	(2,839)	(3,449)	—	—	(61,230)	(60,947)
Construction	—	—	(119,249)	(75,117)	—	—	(119,249)	(75,117)
Other	(9,493)	(9,737)	(6,716)	(5,247)	—	—	(16,209)	(14,984)

GROSS INCOME	133,250	132,881	164,533	227,709	—	—	297,783	360,590

Operating expenses	(73,304)	(88,755)	(156,944)	(117,876)	—	—	(230,248)	(206,631)

Selling	(109)	70	(145)	(245)	—	—	(254)	(175)
General and Administrative	(12,436)	(13,682)	(29,893)	(32,726)	—	—	(42,329)	(46,408)
Other operating	(60,759)	(75,143)	(126,906)	(84,905)	—	—	(187,665)	(160,048)

Other revenue	3,432	324,072	8,660	832,143	—	—	12,092	1,156,215

Compensation account - CRC	3,009	323,608	7,719	830,079	—	—	10,728	1,153,687
Other revenue	423	464	941	2,064	—	—	1,364	2,528

Other expenses	(1,446)	(899)	(21,561)	(3,186)	—	—	(23,007)	(4,085)

SERVICE INCOME (LOSS)	61,932	367,299	(5,312)	938,790	—	—	45,892	1,528,832

Income from ownership interest	10,616	10,586	9,687	11,365	—	—	20,303	21,951

Financial revenue/ expense	40,040	(9,006)	(10,708)	(19,842)	—	—	29,332	(28,848)

income from financial investments	1,625	2,727	5,434	5,249	—	—	7,059	7,976
Monetary variations from loans and financing	(8,459)	(4,601)	(18,781)	(16,635)	—	—	(27,240)	(21,236)
Debt charges	(2,343)	(3,462)	(7,289)	(10,141)	—	—	(9,632)	(13,603)
Other financial revenue/ expenses	49,217	(3,670)	9,928	1,685	—	—	59,145	(1,985)

INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION	112,588	368,879	(6,333)	930,313	—	—	95,527	1,521,935

Income tax	13,980	(31,954)	29,449	64,757	—	—	43,429	32,803
Social contribution tax	(812)	(12,207)	3,894	23,312	—	—	3,082	11,105

Total income and social contribution tax expenses	13,168	(44,161)	33,343	88,069	—	—	46,511	43,908

NET INCOME FROM THE PERIOD	125,756	324,718	27,010	1,018,382	—	—	152,766	1,343,100

Basic earnings per share - R$	0.32	1.14	0.07	2.90	—	—	0.39	3.47

Diluted earnings per share - R$	0.32	1.14	0.07	2.90	—	—	0.39	3.47

Notes	Page | 74

F-2-73

44. Related-party transactions

Related-party transactions including the purchase and sale of electricity and financing transactions were conducted. Electricity is sold through a Public Auction for electricity sale by CCEE.

(a)	Company

CEEE-GT is directly controlled by CEEE-PAR, given that the latter has an ownership interest of 65.92% in CEEE-GT’s share capital. The Concessionaire, however, is under the indirect control of the State of Rio Grande do Sul Government, which has an ownership interest of 99.99% in CEEE-PAR’s capital.

The amount of transactions conducted with the Government of the State of Rio Grande do Sul is as follows:

	Notes	31/12/2010	31/12/2009	01/01/2009
BALANCE SHEET ACCOUNTS
CURRENT ASSETS
SIAC / BANRISUL	7	20,785	29,920	55
Assignment of employees	13	780	756	528

Total receivable		21,565	30,676	583

NON-CURRENT ASSETS
SIAC	7	—	5	5

Total receivable		—	5	5

STATEMENT OF OPERATIONS ACCOUNT
Yield SIAC	0	4,753	7,976	834

Financial revenue		4,753	7,976	834

(b) Entities jointly controlled or with significant influence on the entity.

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT is under significant influence of Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D and of Centrais Elétricas Brasileiras S.A. - ELETROBRÁS.

I) CEEE-GT is a corporation controlled by CEEE-PAR, also the controlling company of CEEE-D.

The transactions conducted with Companhia Estadual de Distribuição de Energia Elétrica - CEEE-D amount to the following:

	Notes	12/31/2010	12/31/2009	1/1/2009
BALANCE SHEET ACCOUNTS
CURRENT
Book entry	13	1,997	2,105	—
Assignment of employees	13	281	215	169

Total receivable		2,278	2,320	169

Book entry	33	—	—	1,115

Total payable		—	—	1,115

NON-CURRENT
Loan agreement	13	—	37,980	—

Total receivable		—	37,980	—

	31/12/2010	31/12/2009
STATEMENT OF OPERATION ACCOUNTS
Electricity supply	5,356	8,876
Use of transmission and distribution system	43,548	49,676

Operating revenue	48,904	58,552

Book entry	293	160
Loan agreement	1,360	232

Financial revenue	1,653	392

Total	50,557	58,944

Notes	Page | 75

F-2-74

The Book Entry comprises the balances of the contracts ruling the Sharing of IT Funds Investment Activities (CTI Reimbursement) and Sharing of Telecommunications and Electricity Infrastructure and Activities, Development, Implementation, Operation and Maintenance of Information and Telecommunications Systems (TELECOM). The CTI Reimbursement contract establishes the payment by CEEE-GT of 25% of the costs of CTI, restated by IGPM, with the possibility of review of its terms at any moment in view of the need to establish the economic and financial balance of the object of the contract. The TELECOM contract establishes the balance among the commitments taken on when there is a financial counter entry, which cannot generate financial credits to the parties. These contracts do not require guarantees, and no allowances for doubtful accounts are recognised for such balances.

Transactions referring to Electricity Supply and Transmission System Use are conducted in compliance with the rates approved by ANEEL, and conducted in conditions similar to market conditions.

II) Centrais Elétricas Brasileiras S.A.- ELETROBRÁS has an ownership interest of 32.59% in CEEE-GT’s share capital, and it takes part in its financial and operations decisions.

The amount of transactions conducted with Centrais Elétricas Brasileiras S.A.- ELETROBRÁS is as follows:

BALANCE SHEET ACCOUNTS	Notes	12/31/2010	12/31/2009	1/1/2009
CURRENT ASSETS
Assignment of employees	13	216	338	215
Compulsory loan - ELETROBRÁS	13	—	—	1,347

Total receivable		216	338	1,562

CURRENT LIABILITIES
Loans	27.a	5,225	16,937	31,166

Total payable		5,225	16,937	31,166

NON-CURRENT LIABILITIES
Loans	27.a	32,185	37,354	40,348

Total payable		32,185	37,354	40,348

STATEMENT OF OPERATIONS ACCOUNTS	12/31/2010	12/31/2009
Loans	(2,859)	(5,825)

Financial expenses	(2,859)	(5,825)

The amounts of transactions conducted with Centrais Elétricas Brasileiras S.A.- ELETROBRÁS result from several loans (see note 27) and bear interest at rates lower than market rates.

(c) Affiliated companies

I) Jaguari Energética S.A.

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT has ownership interest of 10.50% in Jaguari Energética S.A.’s share capital (see note 21 c.).

Notes	Page | 76

F-2-75

II) Empresa de Transmissão do Alto Uruguai S.A. – ETAU

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT has ownership interest of 10% in Empresa de Transmissão do Alto Uruguai S.A. – ETAU (see note 21.c.4). The companies entered into an agreement for the rendering of all O&M services by the Concessionaire to Empresa de Transmissão do Alto Uruguai S.A. – ETAU in compliance with Network Procedures and using the same infrastructure and logistics that it uses to provide Operation and Maintenance services on the facilities and equipment that comprise its transmission concessions. The agreement shall be in effect until the end of the Concession Agreement.

STATEMENT OF OPERATIONS ACCOUNTS	12/31/2010	12/31/2009
Service rendering revenue	—	21,111

Operating revenue	—	21,111

Loan agreement	—	(41)

Financial expenses	—	(41)

Total	—	21,070

III) Companhia Energética Rio das Antas - CERAN

The Concessionaire has 30% of ownership interest in CERAN’s share capital (see note 21). In 2010, the amount of R$7 referring to revenue from services provided was recorded.

IV) Campos Novos Energia S/A – ENERCAN

The Concessionaire holds 6.51% of the share capital of Empresa Campos Novos Energia S/A – ENERCAN (see note 21).

V) Machadinho Energética S/A – MAESA

The balance payable amounting to R$84 (R$2,505 as of 31 December 2009) refers to the lease of the plant, not bearing interest, fines or other type of monetary restatement. The Concessionaire’s ownership interest in MAESA amounts to 6.66%

VI) Foz do Chapecó Energia S.A.

As of 1 March 2007, CEEE-GT, together with CPFL Geração de Energia S.A. and Chapecoense Geração S.A., signed the Shareholders’ Agreement of Foz do Chapecó Energia S.A.- FCE, a special-purpose public company, and the instrument of dissolution of the consortium was previously formalised between the parties.

ANEEL authorised the transfer of the Chapecoense Geração S.A. share in the concession of UHE Foz do Chapecó to Foz do Chapecó Energia S.A.- FCE, with a changing in its ownership structure, as follows: CPFL – 51%, CEEE-GT – 9% and Chapecoense – 40%.

The installed capacity for the plant, which is located on the Rio Uruguai, shall correspond to 855 MW, divided into four generating groups. In March 2011 it started to operate with full capacity.

BNDES approved a financing for the venture in the amount of R$1.658 billion, for which the deadline for utilization and grace period is 15 September 2001, with an amortisation within 192 months. The Concessionaire signed the agreements as an intervening party in the financing operation, and in December 2007 it contributed with capital in an amount of R$5.9 million, which was already transferred through loan from Banco Bradesco directly to Foz do Chapecó Energia S/A.

(d) Other investments

I) Transmissora Porto Alegrense Ltda

The Concessionaire has investments valued at cost in Transmissora Porto Alegrense Ltda. The parties disclosed a memorandum determining as responsibility of the Concessionaire the Operation and Maintenance of the Enterprise. In 2010, no services of this nature were provided (see note 21.d).

Notes	Page | 77

F-2-76

II) Centrais Elétricas S.A.- ELETROSUL

It refers to the 0.116% interest in the share capital for Centrais Elétricas S.A. – ELETROSUL.

(e) Key-management personnel of the entity or respective controlling company

CEEE-GT considers as key-management personnel its Directors, Members of the Audit Committee, and of the Board of Directors. The amount spent on remuneration, charges and benefits of management in December 2010 was R$2.563 (R$1.534 as of 31 December 2009).

The remuneration of the Directors employees consists of salary or management’s compensation plus entertainment allowance, and Directors’ costs are accounted for under the caption Personnel.

The remuneration of non-employee Directors, who have employment relationship with on other entity, consists of their full salary (reimbursed by the Concessionaire to the entity of origin) plus entertainment allowance.

The remuneration of non-employee Directors, with no employment relationship with on other entity, consists of the management’s compensation plus entertainment allowance.

REMUNERATION/BENEFITS/CHARGES	2010	2009
Board of Directors	313	188
Audit Committee	143	69
Entertainment allowance	244	105
Management’s compensation of Director Non-employee	163	52
Charges	343	75

Subtotal	1,206	489

Directors employees	1,357	1,045

Total	2,563	1,534

(f) Other related parties

I) Fundação ELETROCEEE

CEEE-GT offers to its employees the option to adhere to a post-employment benefit plan. Employees hired by the Concessionaire up to 2002 were offered the option to participate in a defined benefit plan called “Single Plan”, which is currently closed.

After 2002, the benefit plan offered is CEEEPREV, which is a defined contribution plan.

Notes	Page | 78

F-2-77

The balances related to Fundação ELETROCEEE are as follows:

BALANCE SHEET ACCOUNTS	Note	12/31/2010	12/31/2009	1/1/2009
CURRENT LIABILITIES
Loan Fundação ELETROCEEE / Rent / Real properties	27.a.	6,871	5,703	5,369
Sponsor’s contribution - Fundação ELETROCEEE	28	3,869	3,070	3,443
Loan Fundação ELETROCEEE Contr. 1254/95	28	11,889	11,208	12,405
Assignment of employees	13	—	—	263

Total payable		22,629	19,981	21,480

NON-CURRENT LIABILITIES
Loan Fundação ELETROCEEE / Rent / Real properties	27.a.	9,111	14,773	19,557
Loan Fundação ELETROCEEE Contr. 1254/95	28	78,270	84,989	92,349

Total payable		87,381	99,762	111,906

STATEMENT OF OPERATIONS	12/31/2010	12/31/2009
Sponsor’s contribution - Fundação ELETROCEEE	(24,689)	(28,652)
Loan Fund. ELETROCEEE Contr. 1254/95	(13,656)	(12,967)
Fundação ELETROCEEE - Former public employees	(1,420)	(2,376)

Operating expenses - Personnel	(39,765)	(43,995)

Asset acquisition	(2,602)	(2,816)

Financial expenses	(2,602)	(2,816)

Total	(42,367)	(46,811)

II) Companies controlled by the State of Rio Grande do Sul

CEEE-GT also recognises as related parties the companies whose controlling shareholder is the State of Rio Grande do Sul; however, it does not conduct transactions with those parties.

Notes	Page | 79

F-2-78

45. Financial instruments

45.1. Financial instrument management

The Concessionaire has financial instrument transactions and the risk related to such transactions is monitored through strategies of financial positions, internal controls, limits and risk policies applied by the Concessionaire.

Some financial instruments have their amortised cost substantially close to the market value, such as accounts receivable, working capital loans and specific operations with no liquidity. Accordingly, the market value is considered as the amortised cost itself. For those financial instruments quoted in an active market, their quotation represents the market value.

			Book value			Market value
	Note	Category	31/12/2010	31/12/2009	01/01/2009	31/12/2010	31/12/2009	01/01/2009
ASSETS
Cash and cash equivalents	7	1	21,955	32,966	4,899	21,955	32,966	4,899
Concessionaires and permit holders	8	1	87,495	90,603	81,100	87,495	90,603	81,100
Securities receivable	9	1	493	453	524	493	453	524
Allowance for doubtful accounts	10	1	-1,656	-1,402	-1,227	-1,656	-1,402	-1,227
Financial investments	7	1	—	5	5	—	5	5
Deposits in court - Assets	17	1	15,604	6,007	7,140	15,604	6,007	7,140
Deposits in court - Allowance account	32	1	62,007	57,141	51,096	62,007	57,141	51,096
Other credits receivable	13
- Receivables investment fund		2	6,231	3,974	4,352	6,231	3,974	4,352
- Subordinated quotas for FIDC		2	22,375	29,925	17,125	22,375	29,925	17,125
- Other		4	2,503	2,503	2,503	2,503	2,503	2,503
- Other		1	1,530	1,146	946	1,530	1,146	946
- Compensation account - CRC	14	1	1,164,415	1,153,687	—	1,164,415	1,153,687	—
Assets and rights for sale	20	4	2,152	2,152	2,265	2,152	2,152	2,265
Escrows and Guarantees - DMLP	27	2	34,342	31,708	49,560	34,342	31,708	49,560
LIABILITIES
Suppliers	24	3	59,277	33,026	41,373	59,277	33,026	41,373
Loans, financing and other funding	27	3	413,151	488,576	419,200	413,151	488,576	419,200
Other liabilities:	33
- Liabilities with transmission works		3	17,046	17,737	16,083	17,046	17,737	16,083
- Adjustment Portion - Permitted Annual Revenue		3	18,045	8,778	14,428	18,045	8,778	14,428
- Other liabilities		3	3,040	3,040	3,040	3,040	3,040	3,040

Category

1)	Loans and receivables
2)	Held-to-maturity
3)	Measured at amortised cost
4)	Available for sale

45.2. Financial risk management

The Concessionaire has preventive and detecting control procedures which monitor its exposure to credit risks, market risks and liquidity risks.

a. Liquidity risk

The Concessionaire constantly monitors its cash flow, according to its minimum cash policy and considering the need for funds to guarantee its capacity to make payments

Notes	Page | 80

F-2-79

The management of financial investments is focused on short-term instruments with daily liquidity. The Company’s cash generating aspect, in view of the specificities of the industry, result in low volatility in receipts and payments during the year, which cause the Company’s flows to be stable and reduce liquidity risk.

b. Exchange rate risk

This risk results from the possibility of losses due to exchange rate fluctuations. The Concessionaire’s results are affected by exchange rate risks because of debts denominated in foreign currency. As of 31 December 2010, the Concessionaire had a balance payable in foreign currency in the amount of R$75.5 million. The Concessionaire does not have mechanisms to block the effects of currency fluctuations. Currency fluctuation in 2010 resulted in gains for the Company.

c. Debt charge risks

This risk results from the possibility of losses due to interest rate fluctuations and changes in inflation indexes, given that its loans and financing bear interest at inflation rates. There is also the possibility of decrease in gains from financial investments. These rates are constantly monitored in order to evaluate their impact on the concessionaire’s income (loss).

d. Credit risk

In the generation market, CEEE-GT has 93% of the energy available – physical guarantee from its own plants and from the quota of energy in other enterprises - sold to 36 distribution concessionaires through CCEARs - Contracts for Purchase and Sale of Energy in the Regulated Environment, with supply since 2005. These contracts have a significant low risk, considering its compliance rate of 100% throughout the years.

The remaining energy was sold to generators and sellers through contracts in the free environment, whereby the generator requires as collateral CDBs (Bank Certificates of Deposit) or letters of guarantee issued by a bank.

e. Price risk

The prices referring to Generation contracts were authorised by ANEEL until 2004, as from the auction 001/04 the generation concessionaire started to trade its energy with a large number of distributors, at market prices. Transmission prices are determined by ANEEL through permitted revenue and restated at IGP-M (General Market Price Index).

The rates, in accordance with the concession contract, should ensure the Company’s financial balance.

f. Market risk

The energy from Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT was sold through CCEARs and through Bilateral Contracts in the Free Market – ACL.

The amounts trade in 2010 are listed in the tables below:

Energy sold
Type of agreement	Product	MWh	Average MW	Energy interest %
	2005-2012	2,123,719	242	49.3
CCEARS	2006-2013	1,269,519	145	29.5
	2007-2014	131,400	15	3.1
	2009-2016	78,840	9	1.8
ACL	ACL	282,731	32	6.6
Energy surpluses	Mid-term market	418,772	48	9.7

Total		4,304,982	491	100

Energy sold
Type of agreement	Product	MWh	Average MW
ACL	ACL	35,040	4

(*)	Data in MWh not subject to the examination of the independent auditor.

Surpluses of energy were sold in the short-term market and, therefore, were subject to the variation in prices of this market (note 37.a).

Notes	Page | 81

F-2-80

45.3. Management of risks related to the Concessionaire and its operations

a. Hydrological Risks

Hydroelectric power plants represent approximately 75% of the installed capacity of the Brazilian electric system, and they are subject to the risk of lack of water over time. The institutional agreement established by the Concession Authority aims to reduce the hydrological risk of the plants through the determination of a physical guarantee for each of the generation enterprises, regardless of the energy source, or through the implementation of MRE - Energy Reallocation Mechanism, a financial instrument to share the risk, so that SIN can be operated with the eletro-energetic optimization of the system as a whole. MRE is mandatory to all hydroelectric plants centralized dispatched, but as a strategy to reduce the risk, CEEE-GT elected to include its Small Hydroelectric Power Plants in the mechanism.

b. Risk of not renewing the concession

The Concessionaire hold concessions to operate with services of electricity generation and transmission, and the management expects the renewal of those concessions by ANEEL and/or The Ministry of Mining and Energy.

Specific legislation establishing the criteria for the extension or renewal of concessions to be terminated as from 2015 has not yet been issued, whether it will be a special extension with or without costs, or a new bid with costs. Additionally, there is no history of extension or renewal in Brazil. Since 1995 (New Concessions Law), no distribution or transmission company has gone through the process of analysis for extension or renewal of concession. Some extensions with costs and without costs for meeting specific demands in the generation activity have occurred, but those were not sufficient to be considered as a trend.

Currently in Brazil there are legal, regulatory and constitutional issues being discussed by the market. There are several bills and constitutional amendments being discussed at the House of Representatives and senate in Brazil, but it is not possible to anticipate the result of such discussions.

In case the renewal of the concession is not approved by the Concession Authority, or it results in additional costs to the Concessionaire, the current profitability levels may be changed.

There is no guarantee that the concession now granted to the Concessionaire be extended by the Concession Authority.

c. Environmental risks

Brazil has one of the world’s most severe environmental legislation. Brazilian legislation establishes penalties that attribute responsibility and demand a great effort from Brazilian companies to compliance. The production processes involved in the energy generation and transmission industry cause environmental impacts, frequently relevant, which need to be prevented and reduced, as they can cause great damage to the environment and, consequently, to responsible party, regardless of the problem being caused unintentionally. Accordingly, in addition to the financial resources required for the recovery of areas affected by environmental damages, the company responsible for those damages may have its management involved in civil, administrative and criminal proceedings.

The recovery of the areas affected normally demands significant resources which might be used in new investments on the Concessionaire’s main activity.

The sustainability issue, which involves the environmental, social and financial areas, has caused companies to look for tools that allow the development of its activities respecting these aspects and promoting guidelines and policies that make possible the integration of its production processes, in order to meet the demands of society, respect the environment and allow the constant expansion and growth of its business.

46. Employees’ Profit Sharing

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT has a profit sharing program for its employees whose purpose is to promote the improvement of quality, productivity levels and global results of the Concessionaire, with the commitment of all employees. In 2010, R$5,622 was recognized, and R$2,839 was distributed during the year.

Notes	Page | 82

F-2-81

47. Regulatory Issues

a. Generation – Electricity sales:

Energy from CEEE-GT was sold in the Existing Energy Auctions conducted in the Regulated Engagement Environment as from December 2004, through Public Offerings made by the company and participation in Public Calls for purchasers. Hired products in effect for 2010 are as below:

	Regulated Environment (ACR)
	MWm Sale				Free Market (ACL)
Year	2005-2012	2006-2013	2009-2016	2007-2014	MWm Sale	MWm Purchase
2010	242	145	9	15	32	4
2011	242	145	9	15	50	20
2012	242	145	9	15	30
2013		145	9	15	26
2014			9	15	26
2015			9
2016			9

(*)	Data in MWm, not subject to the examination of the independent auditor.

b. Permitted Annual Revenue of Transmission

b.1. Periodic Rate Revision

According to items 10 and 11, clause 6 of the Transmission Concession Agreement No. 055/01, signed between CEEE and the Brazilian Electricity Regulatory Agency – ANEEL on 1 October 2001, Periodic Rate Revisions shall happen every 4 years with the first happening in 2005 and the last in 2009. The first Periodic Rate Revision of the portion referring to the Basic Network New Investments – RBNI, comprising the Permitted Annual Revenue - RAP, and which shall have happened in July 2005, only happened in July 2007.

In 2009, the second Periodic Rate Revision shall have taken place, but ANEEL postponed the revision to 2010, due to a strong pressure of Transmission companies.

On 8 July 2010, Authoritative Resolution No. 989 was issued, dealing with the 2nd Periodic Rate Revision, whose impact was of -5.80% on total revenue, considering the Basic Network and Basic Network New Investments.

Due to this rate adjustment calculation, an adjustment portion amounting to R$(24,577) on the Permitted Annual Revenue was determined, to be offset in 12 months as from 1 July 2010.

b.2. Rate Adjustment - Transmission

Authoritative Resolution No. 1021 of 29 June 2010, and Technical Note 60/2010 SRT/ANEEL of 23 June 2010 adjusted the RAP of CEEE-GT for the period 2010-2011 at -3.53%.

As for the adjustment portion on the Permitted Annual Revenue, the impact was R$(36,090), divided into the adjustment portion R$(11,513) and the portion referring to the 2nd periodic rate revision R$(24,577). This amount shall be offset in the rates from July 2010 to June 2011.

The amounts were accounted for under Current Liabilities (Note 33).

b.3. Formation of Transmission Revenue

The first authorisation of revenue occurred on 25 October 2000. As from that date, the changes in revenue were the result of the adjustments established in the Concession Agreement, restated at IGP-M, and of the start of operations of new construction works.

According to a contractual clause, the first periodic rate revision which occurred in July 2007, based in June 2005, was intended only for new facilities, called Basic Network New Investments - RBNI, authorised by ANEEL as from 2000, by means of a specific act, and entitled to an initial permitted annual revenue. The facilities existing in October 2000 were not subject to a rate revision, only to the annual adjustment.

Notes	Page | 83

F-2-82

On the second periodic rate revision, which occurred in June 2010, retroactive to June 2009, ANEEL reviewed the Regulatory Compensation Basis of the facilities that started operations in the period between the first and second revision, and maintained the assets basis valued on the 1st rate revision.

b.4. Implemented Reinforcements

The company is claiming to ANEEL revenues from reinforcements and improvements made on the substations of Campo Bom, Livramento 2, Porto Alegre 10, Porto Alegre 13 and Pelotas 3.

b.5. Variable Portion

CEEE-GT obtained a reduction amounting to R$1,298 referring to the Variable Portion, due to the non-availability of Transmission Lines and Substation Equipment.

c. Process of the Surplus and Deficit Offsetting Mechanism – MCSD (*)

The Surplus and Deficit Offsetting Mechanism – MCSD, resulting from the exclusion in free consumers, changes in market of up to 4% as from the following year, start of operations of the energy from agreements signed up to 16 March 2004, set forth by Decree No. 5.163 of 30 July 2004, and whose rules were approved by Regulatory Resolution No. 161 of July 2005 and approved by ANEEL Resolution No. 211 of 03 October 2005, reduced the amounts of associated energy and potency considered in the Contracts for Purchase and Sale of Energy in the Regulated Environment- CCEAR. Due to the application of the MCSD, there were contractual reductions to Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT amounting to 17.57 MW in average for the cycle 2005-2012, 7.08 MW in average for the cycle 2006-2013, and 0.52 MW in average from the beginning of the respective agreements. This energy, whose commitment to be acquired was terminated, was sold again in the energy auctions of ACR and in offerings made by CEEE-GT, generating the engagement of the amounts presented in the previous table.

The balance of energy whose commitment to be acquired was terminated is being sold by means of monthly public offerings or settled in the short-term market at the Differences Settlement Price.

(*)	Data in MW not subject to the examination of the independent auditor.

d. Sale of Energy at the Electricity Sales Chamber - CCEE

Balances consist of:

	31/12/2010	31/12/2009	01/01/2009
CURRENT ASSETS
Short-term energy - CCEE (see note 8)	1,848	6,760	1,814
NON-CURRENT ASSETS
(*) Reimbursement agreement - CCEE (see note 16)	123,891	65,777	65,136
CURRENT LIABILITIES
Short-term energy - CCEE (see note 24)	—	(1)	(583)
NON-CURRENT LIABILITIES
Short-term energy	(73,058)	(73,058)	(73,058)

Total	52,681	(522)	(6,691)

(*)	Amount related to an agreement to reimburse expenses incurred with the purchase of energy at the Electricity Sales Chamber - CCEE, called “Free Energy”, made during the rationing period, resulting from a reduction in the electricity generated at the Power plants which take part in the Energy Reallocation Mechanism (MRE). This amount is being charged from final consumers in the submarkets subject to rationing by the respective distribution companies and will be passed on to the Concessionaire.

Notes	Page | 84

F-2-83

48. Insurance

Assets with insurance coverage against fire, lightning, explosions and electrical damages were considered as essential. Should losses occur, both insurance and reliability may be impaired for the service rendering continuity. The insurance policy was constructed from TOKIO MARINE BRASIL SEGURADORA S/A, through agreement and 9942075 – 1st Amendment, which shall be effective from 12 February 2011 to 11 February 2012. The covered asset value for Generation segment amounts to R$46,976, and R$96,563 for Transmission segment, with premiuns of R$105 and R$223, respectively.

49. Environmental issues

CEEE-GT plans, builds, operates and promotes the maintenance of its generation and transmission systems in order to eliminate, reduce or compensate damages caused to the environment. The most relevant actions in 2010 were the following:

a. Fry Stocking Program

The purpose of the program is the production of fry and fish for the reservoirs, in order to maintain and preserve the fish population of the reservoirs.

Among other actions of the Fish Farm Station, we point out the qualitative and quantitative monitoring of the fish population, conducted in 16 reservoirs of CEEE-GT, and which supports the fry stocking program conducted annually.

According to the Fish Farm Monitoring, the Fry Stocking Program, released 396.2 thousand fry in the reservoirs of CEEE-GT: Bugres, Capiguí, Divisa, Ernestina, Forquilha, Guarita, Itaúba, Maia Filho and Passo Real.

b. Fish Farm Monitoring Program

The program refers to the annual assessment of the 16 reservoirs of CEEE-GT, whereby all species captured during the field expeditions conducted annually are qualitatively and quantitatively assessed. The expeditions are conducted by the end of spring and beginning of summer as determined by the licensing agency. The data obtained are sent to the environmental agency and are the basis for occasional studies that may be required for the preservation of the fish that comprise the microbasins of each reservoir.

c. Program of Fish Rescue

Along with the release and monitoring of fish, another important action, which greatly contributes to the preservation and maintenance of the fish population is the Fish Rescue Program conducted along with the scheduled maintenance of the generating units.

The maintenance interruptions scheduled for 2010 allowed the rescue of about 136,380 thousand fish at the UHEs (Hydroelectric Power Plants) of Itaúba, Leonel de Moura Brizola, Passo Real and in the reservoirs of Ernestina and Maia Filho.

Waste Management System

d. Program Recycle CEEE

A waste recycle program that promotes the segregation of waste at the source, selective waste collection and adequate destination of such waste, including the donation of recyclable waste to a collectors’ association located near the Company’s headquarters, in order to generate income to the poor community.

In 2010, a total of 12,682 kilos of dry waste and paper scrap were donated to the community.

e. Socio Environmental Project – Donation of Uniforms

This project refers to the donation of uniforms used by the CEEE-GT’s employees to entities that promote the generation of income to poor communities, which will use the donated material to produce rugs, bags, shoe closets, table mats, etc.

Notes	Page | 85

F-2-84

f. Disposal of Unserviceable Materials

The waste generated from our production processes are handled according to the eco-efficiency principle, linked to the idea of “doing more using less” and having the following macroeconomic perspectives: Reduce the use of materials, energy, and the generation of residues, increase the product durability, recycling capacity, the use of services and of renewable resources.

CEEE-GT collected through decentralized auctions about R$875 of unserviceable materials.

g. Program of monitoring of Emission of Dark Smoke

A process to manage and control the emission of dark smoke from vehicles has been slowly implemented, whereby the issue of smoke from vehicles is monitored on a quarterly basis, which exceeds the control required by legislation and the standard applied to the rest of the fleet. 68 vehicles have been inspected in two operations. The vehicles reproved in the inspections are sent to maintenance.

h. Fuel Consumption Account

CEEE-GT’s fleet has 282 vehicles, among cars, utility vehicles, light and heavy lorries. Segregated by type of fuel, the fleet consists of: 50 vehicles running with biofuel, 150 with diesel, 81 with gasoline and 1 electrical. The fleet also has 47 rented vehicles. 9 with biofuel, 36 with diesel, and 2 with gasoline.

I. Project “Semear” (Sow)

Easement strips existing under transmission lines are released by Grupo CEEE for the planting of fruits and vegetables, turning those grasslands into productive land. This is the Project “Semear”, existing since 2006 and which promotes social inclusion.

In the first year of the agreement between the Company and the Municipal Government of Cachoeirinha, the Project brought benefits to 93 families, which harvest 18 tons of products. Between 2007 and 2008, the production increased to 46 tons and number of families involved reached 199. Until December 2008, the farmers reached the volume of 80 tons/year for a total of 220 families. The Project is effective for five years and the agreement shall end in 2011, though it can be renewed.

Part of the fruits and vegetables produced is for the consumption of the people involved in the production process, and the other part is sold in an open market that takes place on Sundays in the municipality. According to the Transmission Management, a requirement of CEEE-GT was that the products were grown without the use of pesticides. The purpose is to increase the environmental awareness of the farmers and also to add value to the products. through the sale of cassava, pumpkin, beans, watermelon, potato and corn.

j. Planting Energy

The area under the transmission lines of Substation Gravataí 2 shall be used for the planting of food: this is the project “Planting with energy”, a partnership with the municipal government of Gravataí. The products shall be used for the subsistence of poor families living in the area and, in the future, for the production of school lunch. The project shall be conducted similarly to the Project “Semear” in Cachoeirinha.

k. Project “Alimentar” (Feed)

Project “Alimentar” started to be officially implemented in Canoas, in May 2010, in a total of 48.6 hectares. The idea is to follow the characteristics of the program implemented in Cachoeirinha – “Semear” – and use the area under the transmission lines for growing fruits and vegetables. In this first phase 15 families shall use the 140 meters of land available between the towers. The first action was to fence the area.

*    *    *

Notes	Page | 86

F-2-85