Form 20-F
period 2011-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2012-05-22
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011 was:

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, unless otherwise indicated or the context otherwise requires, all references to “we,” “our,” “ours,” “us” or similar terms refer to Centrais Elétricas Brasileiras S.A. – Eletrobras and its consolidated subsidiaries.

We prepare our consolidated annual financial statements in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements are the second Eletrobras financial statements to be prepared in compliance with IFRS. Until December 31, 2009, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). U.S. GAAP differs in certain respects from IFRS. When preparing our 2010 consolidated IFRS financial statements, management has amended certain accounting, valuation and consolidation methods in the U.S. GAAP financial statements to comply with IFRS. Reconciliations and descriptions of the effect of the transition from U.S. GAAP to IFRS are set out in Note 43 to the consolidated financial statements. We have also included a reconciliation of previous Brazilian GAAP to IFRS in Note 43 to our financial statements.

The last consolidated financial statements available under U.S. GAAP which were filed with the United States Securities and Exchange Commission were those for the year ended December 31, 2009.

Beginning in 2011, we adopted certain changes to the presentation of our financial statements in an effort to make the presentation of the financial statements of each company within our group more consistent. Accordingly, we added and deleted a limited number of line items in our balance sheet, income of statement and cash flow statement as of and for the years ended December 31, 2011 and 2010.

As a result of this change in presentation, for the year ended December 31, 2010, R$236 million of current assets were improperly classified as non-current assets. With respect to the income statement, for the year ended December 31, 2010, the subsidy of fuel account (“CCC”) was presented as an other operating expense, but it is now presented as other operating revenue, which resulted in a R$82 million decrease in operating expenses and a corresponding R$82 million increase in operating revenues. In our cash flow statement for the year ended December 31, 2010 and 2009, dividends received were originally classified as investing activities, and, due to the fact that we are a holding company, we now present them as operating activities. This resulted in a R$601 million decrease in investing activities in 2010 and a corresponding R$731 million increase in operating activities in 2009 as permitted by paragraph 14 of IAS 7. No conforming changes to our balance sheet or income statement as of and for the year ended December 31, 2009 were necessary with respect to this change in presentation.

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

•	TWh: Terawatt hour (1,000 Gigawatt hours);

•	UBP Fund: Fundo de Uso de Bem Publico, the public asset use fund;

•	U.S. GAAP: generally accepted accounting principles in the United States;

•	Volt (V): the basic unit of electric force analogous to water pressure in pounds per square inch; and

•	Watt: the basic unit of electrical power.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition or results of operations and the impact of future plans and strategies. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•	general economic, regulatory, political and business conditions in Brazil and abroad;

•	interest rate fluctuations, inflation and the value of the real in relation to the U.S. dollar;

•	changes in volumes and patterns of customer electricity usage;

•	competitive conditions in Brazil’s electricity generation, transmission and distribution markets;

•	the effects of competition;

•	our level of debt;

•	the likelihood that we will receive payment in connection with account receivables;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

•	our financing and capital expenditure plans;

•	our ability to serve our customers on a satisfactory basis;

•	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters;

•	our ability to execute our business strategy, including our growth strategy;

•	adoption of measures by the granting authorities in connection with our concession agreements;

•	changes in other laws and regulations, including, among others, those affecting tax and environmental matters;

•	future actions that may be taken by the Brazilian Government, our controlling shareholder;

•	the outcome of our tax, civil and other legal proceedings; and

•	other risk factors as set forth under “Item 3.D, Risk Factors.”

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

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

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

A. Selected Financial Data

Consolidated Balance Sheet Information

	As of December 31,
	2011	2010	2009
	(R$ thousands)
Assets
Current
Cash and cash equivalents	4,959,787	9,220,169	8,617,294
Restricted cash	3,034,638	2,058,218	1,341,719
Marketable securities	11,252,504	6,774,073	7,662,640
Accounts Receivable	4,352,024	3,779,930	3,102,079
Financial asset of concession agreements	2,017,949	1,723,522	1,570,376
Loans and financings	2,082,054	1,359,269	1,926,193
Fuel consumption account – CCC	1,184,936	1,428,256	877,833
Investment remuneration	197,863	178,604	78,726
Taxes recoverable	1,947,344	1,825,905	1,326,933
Reimbursement rights	3,083,157	1,704,239	221,519
Warehouse (storeroom)	358,724	378,637	350,470
Stock of nuclear fuel	388,663	297,972	324,634
Prepaid expenses	46,322	40,418	58,765
Financial instruments	195,536	283,220	227,540
Other	1,561,171	1,517,439	1,114,505

Total current assets	36,662,672	32,569,871	28,801,226

Non-current
Long term assets
Reimbursement rights	500,333	371,599	99,178
Loans and financings	7,651,336	8,300,171	9,839,828
Accounts receivable	1,478,994	1,706,292	1,431,080
Marketable securities	398,358	769,905	687,188
Stock of nuclear fuel	435,633	523,957	755,434
Deferred tax assets	5,774,286	4,338,682	4,493,223
Judicial deposit	2,316,324	1,750,678	1,521,317
Fuel consumption account – CCC	727,136	785,327	1,173,580
Financial asset of concession of agreements	46,149,379	40,643,712
Financial instruments	185,031	297,020	228,020
Advances for future capital increase	4,000	7,141
Other	701,763	1,165,529	666,967

	66,322,573	60,660,013	59,996,755

Investments	4,570,959	4,724,647	5,288,107

Property, plant and equipment	53,214,861	46,682,498	41,597,605

Intangible assets	2,371,367	2,263,972	2,024,683
Total non-current assets	126,479,760	53,671,117	48,910,395

Total assets	163,142,432	146,901,001	137,708,376

	As of December 31,
	2011	2010	2009
		(R$ thousands)
Liabilities and shareholders’ equity
Current
Borrowings	4,005,326	1,868,465	1,115,274
Debentures	739,237	—	—
Compulsory loan	16,331	16,925	13,675
Suppliers	6,338,102	5,165,765	3,079,614
Advances from clients	413,041	341,462	63,400
Taxes and social contributions	1,032,521	1,102,672	963,365
Fuel consumption account – CCC	3,079,796	2,579,546	923,535
Shareholders’ remuneration	4,373,773	3,424,520	3,214,450
National Treasury Credits	109,050	92,770	76,036
Estimated liabilities	802,864	772,071	672,214
Reimbursement Obligations	1,955,966	759,214	857,001
Complementary pension plans	451,801	330,828	351,149
Provision for contingencies	240,190	257,580	252,708
Regulatory fees	901,692	584,240	589,433
Leasing	142,997	120,485	108,827
Concessions payable	35,233	25,098	—
Derivative financial instruments	269,718	237,209	40,050
Personnel voluntary dismissal	93,137	—	—
Research and development	274,722	219,538	240,684
Profit sharing	296,547	227,563	194,752

Other	552,765	243,560	513,680

Total current liabilities	26,124,809	18,369,511	13,269,847

Non-current
Borrowings	38,408,352	31,269,971	28,392,542
National Treasury credits	155,676	250,485	311,306
Debentures	279,410	710,536	—
Advances from clients	879,452	928,653	978,980
Compulsory loan	211,554	141,425	127,358
Decommission obligations	408,712	375,968	323,326
Fuel consumption account – CCC	954,013	785,327	1,344,380
Provision for contingencies	4,652,176	3,901,289	3,528,917
Complementary pension plans	2,256,132	2,066,702	1,992,012
Reimbursement obligations	1,475,262	1,091,271	435,548
Leasing	1,775,544	1,694,547	1,639,448
Shareholders’ remuneration	3,143,222	5,601,077	7,697,579
Concessions payable	1,234,426	1,089,726	761,131
Advances for future capital increase	148,695	5,173,856	4,712,825
Derivative financial instruments	197,965	303,331	228,020
Personnel voluntary dismissal	726,291	273,671	259,220
Research and development	370,714	284,820	261,909
Taxes and social contributions	1,902,522	1,217,649	1,273,890
Other	635,184	840,776	791,091

Total non-current liabilities	59,815,302	58,001,080	55,059,480

Shareholders’ equity
Share capital	31,305,331	26,156,567	26,156,567
Capital reserves	26,048,342	26,048,342	26,048,342
Profit reserves	18,571,011	17,329,661	15,663,924
Asset valuation adjustment	220,915	163,335	179,427
Additional Proposed Dividend	706,018	753,201	370,755
Other comprehensive income	(8,108)	(146,992)	827,491
Non-controlling shareholders’ interest	358,812	226,296	132,543

Total shareholders’ equity	77,202,321	70,530,410	69,379,050

Total liabilities and shareholders’ equity	163,142,432	146,901,001	137,708,376

Consolidated Income Statement

	For the year ended December 31,
	2011		2010		2009
			(R$ thousands)
Net operating revenue		29,532,744		26,832,085		23,140,905
Operating expenses
Personnel, supplies and services		7,670,716		7,370,713		6,486,218
Profit sharing for employees and management		317,035		296,270		284,534
Electricity purchased for reselling		3,386,289		4,315,084		3,581,396
Fuel for electricity production		162,673		252,502		756,285
Use of the grid		1,420,934		1,353,839		1,263,408
Remuneration and reimbursement		1,328,994		1,087,341		1,188,032
Depreciation and amortization		1,723,885		1,592,476		1,624,246
Construction		4,279,608		2,953,484		1,723,960
Operating provisions		2,848,749		2,497,262		2,140,406
Itaipu’s income to offset		655,290		441,057		669,675
Donations and contributions		289,964		261,006		237,978
Other		1,305,765		669,434		704,449

		25,389,902		23,090,468		20,660,585

Operating result before financial result		4,142,842		3,741,617		2,480,320

Financial result
Financial revenue
Revenue from interest, commissions and fees		757,450		781,872		1,035,487
Revenue from financial investments		1,664,517		1,537,435		1,464,782
Arrears surcharge on electricity		359,208		393,987		228,145
Monetary restatement		652,949		616,141		356,023
Exchange rate variation gain		669,731		—		—
Other financial revenues		158,471		394,890		736,766

Financial expenses
Debt charges		(1,708,670)		(1,675,821)		(1,758,473)
Leasing charges		(350,861)		(332,449)		(213,470)
Charges on shareholders’ resources		(1,178,989)		(1,298,647)		(1,468,713)
Exchange rate variation loss		—		(431,497)		(4,018,643)
Other financial expenses		(789,353)		(350,033)		—

		234,453		(364,122)		(3,638,097)

Result/loss before participation in associates and other investments		4,377,295		3,377,495		(1,157,777)

Result of participation in associates and other investments		482,785		669,755		1,571,032

Income before income tax and social contribution		4,860,080		4,047,250		413,255

Income tax		(796,252)		(1,074,606)		635,875
Social contribution on net income		(301,809)		(419,659)		201,010

Net income for the year		3,762,019		2,552,985		1,250,140

Attributable to controlling shareholders		3,732,565		2,247,913		911,467
Attributable to non-controlling shareholders		29,454		305,072		338,673

Net earning per share	R$	2.78	R$	2.25	R$	1.10

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

The following table sets out our declared dividends for the periods indicated:

	Year
	2011(1)	2010(1)	2009(1)
	(R$)
Common Shares	1.23	0.83	0.41
Class A Preferred Shares	2.17	2.17	2.17
Class B Preferred Shares	1.63	1.63	1.63

(1)	Interest on own capital.

The following table sets forth a summary of dividends/interest on own capital declared per share for the periods presented, both at the time declared and as adjusted for our 500:1 reverse stock split effected in 2007.

Dividend per Share

	Declared				Paid(2)
	On 12/31/2007		Equivalent on 08/20/2007(1)		On 06/15/2008		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.40155520020	0.22670084130	0.40155520020	0.22670084130	0.41587767968	0.24648985282	0.41587767968	0.24648985282
Preferred A	2.01949731106	1.14012155539	2.01949731106	1.14012155539	2.09152777855	1.23964424997	2.09152777855	1.23964424997
Preferred B	1.51462298231	0.85509116599	1.51462298231	0.85509116599	1.56864583289	0.92973318687	1.56864583289	0.92973318687

	Declared				Paid(2)
	On 12/31/2008		Equivalent on 08/20/2007(1)		On 04/30/2009(3)		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	1.484883733	0.635380288	1.484883733	0.635380288	1.548692924	0.662684178	1.548692924	0.662684178
Preferred A	2.174044374	0.930271448	2.174044374	0.930271448	2.267468532	0.970247553	2.267468532	0.970247553
Preferred B	1.630533280	0.697703586	1.630533280	0.697703586	1.703562217	0.728952596	1.703562217	0.728952596

	Declared		Paid		Declared		Paid
	On 12/31/2009		On 05/18/2010		On 12/31/2010		On 06/29/2011
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.4096631540	0.713305484	1.548692924	0.662684178	0.832245170	1.386686902	0.877358220	1.380084480
Preferred A	2.1740443750	3.785446066	2.267468532	0.970247553	2.174043683	3.622391585	2.291890859	3.605144321
Preferred B	1.6305332814	2.839084549	1.703562217	0.728952596	1.630533280	2.716794551	1.718918690	2.703859099

	Declared(4)
	On 12/31/2011
	R$	U.S.$
Common	1.231779162	2.310571353
Preferred A	2.178256581	4.085973695
Preferred B	1.633692440	3.064480279

(1)	Adjusted to reflect the reverse stock split.
(2)	Adjusted by Selic rate variation.
(3)	General Stockholders Meeting.
(4)	Expected to be paid in June 2012, pursuant to the Management Proposal filed with the CVM.

Exchange Controls and Foreign Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and since then, the real/U.S. dollar exchange rate has fluctuated considerably. Until early 2003, the value of the real declined relative to the U.S. dollar and then began to stabilize. The real appreciated against the U.S. dollar in 2004-2007. In 2008, as a result of the worsening of the global financial and economic crisis the real depreciated 31.9% against the U.S. dollar, and on December 31, 2008 the exchange rate of the real in relation to the U.S. dollar was R$2.34 per U.S.$1.00. In 2009, the real appreciated 25.5% against the U.S. dollar, due to improved economic conditions in Brazil. In 2010, the real appreciated 4.3% against the U.S. dollar. In 2011, the real depreciated 13.62% against the U.S. dollar. In the past, the Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian Government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. We cannot assure that the real will not depreciate substantially or continue to appreciate against the U.S. dollar in the near future.

The following table sets forth the period end, average, high and low selling rates published by the Central Bank expressed in reais per U.S.$ for the periods and dates indicated.

	Reais per U.S. Dollar
Year Ended	Period-end	Average(1)	Low	High
December 31, 2007	1.7713	1.9483	1.7325	2.1556
December 31, 2008	2.3370	1.8374	1.5593	2.5004
December 31, 2009	1.7412	1.9905	1.7024	2.4218
December 31, 2010	1.6662	1.7593	1.6554	1.8811
December 31, 2011	1.8758	1.6746	1.5345	1.9016

(1)	Represents the average of month-end rates beginning with December of the previous period through last month of period indicated.

The following table sets forth the period end, high and low commercial market/foreign exchange market selling rates published by the Central Bank expressed in reais per U.S.$ for the periods and dates indicated.

	Reais per U.S. Dollar
Month	Period-end	Average	Low	High
November 2011	1.8109	1.7905	1.7270	1.8937
December 2011	1.8758	1.8369	1.7830	1.8758
January 2012	1.7391	1.7897	1.7389	1.8683
February 2012	1.7092	1.7184	1.7024	1.7376
March 2012	1.8221	1.7953	1.7152	1.8267
April 2012	1.8918	1.8548	1.8256	1.8918
May 2012 (through May 10, 2012)	1.9581	1.9347	1.9149	1.9581

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian Government in the future. See “Item 3.D, Risk Factors – Risks Relating to Brazil.”

We currently maintain our financial books and records in reais. For ease of presentation, however, certain consolidated financial information contained in this annual report has been presented in U.S. dollars. See “Item 8, Financial Information.”

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Company

Some of our concessions are due to expire in 2015 and renewal of these concessions is not guaranteed; if we are unable to renew those concessions our results of operations would be materially adversely affected.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL. These concessions range in duration from 20 to 35 years. Our concession agreements with the earliest expiration dates are due to expire in 2015 and have already been renewed once (see “Item 4.B, Business Overview – Generation – Concessions”), with the exception of our concession agreement for Corumbá I, which expires in November 2014 and has not been previously renewed. Our concession agreement for Itumbiara, which expires in February 2020, and Corumbá I have contractual provisions allowing renewal of the concession since they have not been previously renewed. On May 10, 2011, ANEEL dismissed our request for extension of the concession period for our Xingó plant, and as of December 31, 2011 there has been no update as to this request. Eletrobras Furnas requested the renewal for a period of twenty-nine years of Serra da Mesa three years ago in accordance with the timeframe established by law. ANEEL has completed its review of this process and has issued a recommendation to the MME in favor of the renewal of the Serra da Mesa concession. As of the date of this report, we were awaiting approval from the MME. In our generation business, concessions expiring in 2015 or before represent approximately 31% of our total installed capacity as of December 31, 2011, and 87% and 38% of the installed capacity of our subsidiaries Eletrobras Chesf and Eletrobras Furnas, respectively. For a further discussion of Eletrobras Chesf and Eletrobras Furnas, see “Item 4.C, Organizational Structure.” Presently, Law No. 10.848 of 2004 only permits concessions to be renewed once. However, we formed working groups in 2010, which are currently examining proposals to amend this law. If the law is not amended, we would be unable to renew certain concessions and would have to take part in auctions for these concessions again. If we are unable to renew any of our concessions and were unable to successfully bid for the concessions in any of the auctions for these concessions, we would lose the business derived from these concessions, which would adversely affect our financial condition and results of operations.

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

Our current budget anticipates capital expenditures of approximately R$13.3 billion in 2012. We cannot assure you that we will be able to finance our proposed capital expenditure programs from either our cash flow or external resources. Moreover, as a state controlled company, we are subject to certain rules limiting our indebtedness and investments and must submit our proposed annual budgets, including estimates of the amounts of our financing requirements and sources of our financing, to the Ministry of Planning, Budget and Management and the Brazilian Congress for approval. Thus, if our operations do not fall within the parameters and conditions established by such rules and the Brazilian Government, we may have difficulty in obtaining the necessary financing authorizations, which could create difficulties in raising funds. If we are unable to obtain such funds, our ability to invest in capital expenditures for expansion and maintenance may be adversely impacted, which would materially adversely affect the execution of our growth strategy, particularly large scale projects such as the construction of the new nuclear plant, Angra III, the development of the Belo Monte hydroelectric complex and the continuing construction of the Jirau and Santo Antônio hydroelectric plants.

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

On February 9, 2005, the Brazilian Government enacted Law No. 11,101, or the New Bankruptcy Law. The New Bankruptcy Law, which came into effect on June 9, 2005, governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the debt reorganization judicial proceeding known as concordata (reorganization) for judicial recovery and extrajudicial recovery. The New Bankruptcy Law provides that its provisions do not apply to government owned and mixed capital companies (such as Eletrobras). However, the Brazilian Federal Constitution establishes that mixed capital companies, such as Eletrobras, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Accordingly it is unclear whether or not the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the New Bankruptcy Law would apply to us. For a further description about the New Bankruptcy Law, please see “Item 4.B, Business Overview – The Effects of the New Bankruptcy Law on Us.”

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

Our subsidiary Eletrobras Eletronuclear, as an operator of two nuclear power plants, is subject to strict liability under Brazilian law for damages in the event of a nuclear accident. The Vienna Convention on Civil Liability for Nuclear Accidents (or the Vienna Convention) became binding in Brazil in 1993. The Vienna Convention provides that an operator of a nuclear installation, such as Eletrobras Eletronuclear, in a jurisdiction which has adopted legislation implementing the Vienna Convention, will be strictly liable for damages in the event of a nuclear accident (except as covered by insurance). Eletrobras Eletronuclear is regulated by several federal and state agencies. As of December 31, 2011, Eletrobras Eletronuclear’s Angra I and Angra II plants were insured for an aggregate amount of U.S.$307 million in the event of a nuclear accident (see “Item 4.B, Business Overview – Generation – Nuclear Plants”). In addition to the liability for damages in the event of a nuclear accident, Eletrobras Eletronuclear has acquired insurance to cover operational risks due to potential equipment failure, in the amount of U.S.$426 million for each unit. We cannot assure that this coverage will be sufficient in the event of a nuclear accident. Accordingly, any nuclear accident may have a material adverse effect on our financial condition and results of operations.

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

Our distribution activities are carried out in the northern and northeastern regions of Brazil, representing 8.36% of our consolidated net revenue as of December 31, 2011. The northern and northeastern regions of Brazil are the poorest regions in the country, and our distribution subsidiaries incur significant commercial losses due to illegal connections, as well as relatively high levels of default by consumers in those regions. Historically, in the aggregate, our distribution subsidiaries have incurred losses which have adversely affected our consolidated results of operations. In May 2008, we implemented a new management structure for our distribution activities. As a result, several measures have been taken in order to reduce commercial losses and to renegotiate debts due by consumers in default with our distribution subsidiaries. However, we cannot be certain that such measures will succeed, and that the losses suffered by our distribution subsidiaries will be substantially reduced. We also cannot be certain that the conditions in the market where theses subsidiaries operate will not deteriorate.

In addition, the tariffs we charge for sales of electricity to customers are determined by ANEEL pursuant to concession agreements and to Brazilian law, which establish mechanisms that permit adjustment periodically. ANEEL determines the level of any adjustment by analyzing the costs of each distribution company and their weighted average cost of capital, or WACC. The third tariff review cycle for energy distribution companies resulted in a WACC of 7.5%. Given that the macroeconomic indicators of Brazil have improved in the recent past, the new WACC could lead to lower energy costs while other costs remain stable. Therefore, our electrical power distribution subsidiaries may incur losses, and may continue to adversely affect our financial condition and results of our operations.

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2011, we provisioned a total aggregate amount of approximately R$4,892 million in respect of our legal proceedings, of which R$374 million were related to tax claims, R$3,360 million were related to civil claims and R$854 million were related to labor claims. (See “Item 8.A, Consolidated Financial Statements and Other Information – Litigation”).

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

Historically, our financial statements have been prepared in accordance with accounting practices adopted in Brazil and in accordance with U.S. GAAP for the purposes of our Form 20-F filing, the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (or Brazilian Institute of Independent Accountants) and the standards and procedures of the CVM. We do not have IFRS financial data for any period prior to the year ended December 31, 2009.

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

Pursuant to SEC regulations, our management, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of our disclosure controls and procedures, including the effectiveness of our internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a result of our management’s evaluation of the effectiveness of our disclosure, controls and procedures in 2011, our management determined that these controls and procedures were not effective due to material weaknesses in our internal controls over financial reporting. These material weaknesses included our lack of design and maintenance of effective operating controls over:

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

•

the completeness and accuracy of information regarding judicial deposits and lawsuits, including periodic reviews and updates of this information, including updates of expected losses for accrual purposes;

•

the completeness and accuracy and the review and monitoring of post-retirement benefit plans (pension plans) sponsored by us, including the failure to perform a detailed review of the actuarial assumptions, reconciliation between actuarial valuation reports and accounting records, as well as cash flows from contribution payments;

•	our accounting for property, plant and equipment, specifically, to ensure the completeness, accuracy and validation of these acquisitions;

•	the completeness, accuracy, validity and valuation of the purchase of and payments for goods and services due to changes related to the implementation of new software;

•

the completeness and accuracy of changes in transmission services accounts receivable associated with the adjustment factor related to the availability of the transmission lines not included in the fixed transmission revenue fee (Receita Annual Permitida);

•

the appropriate review and monitoring related to the preparation of our IFRS financial statements and disclosures, including lack of internal accounting staff with adequate knowledge of IFRS to supervise and review the accounting process; and

•	the accuracy over the identification of the amounts of repayments for subsidy related to the Fuel Consumption Account (CCC).

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

The Brazilian currency has experienced high degrees of volatility in the past. The Brazilian Government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms, including sudden devaluation, small periodic devaluation during which the occurrence of the changes varied from daily to monthly, floating exchange market systems, exchange controls and parallel exchange market. From time to time, there was a significant degree of fluctuation between the U.S. dollar and the Brazilian real and other currencies. On December 31, 2011, the exchange rate between the real and the dollar was R$1.8758 to U.S.$1.00.

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

On December 31, 2011, approximately 44.3% of our consolidated indebtedness, which equals R$18,390 million as of such date, was denominated in foreign currencies, of which R$17,963 million (or approximately 42.4%) was denominated in U.S. dollars, and approximately R$9 billion (or approximately 48.9%) of such foreign indebtedness related to Itaipu indebtedness.

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

We carry out our generation, transmission and distribution activities in accordance with concession agreements we execute with the Brazilian Government through ANEEL. The length of such concessions varies from 20 to 35 years. ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements. Depending on the extent of the non-compliance, these penalties could include substantial fines (in some cases up to two percent of our gross revenues in the fiscal year immediately preceding the assessment), restrictions on our operations, intervention or termination of the concession. For example, on May 22, 2010, our subsidiary Eletrobras Furnas received a R$53,700 fine from ANEEL, as a result of ANEEL determining that there were two malfunctions in the protection system of the Itaberá and Ivaiporã substations that led to power outages and disruption in generation on November 10, 2009. ANEEL may also terminate our concessions prior to their due date in the event that we fail to comply with their provisions, are declared bankrupt or are dissolved, or in the event that ANEEL determines that such termination would serve the public interest (see “Item 4.B, Business Overview – Generation – Concessions”).

As of December 31, 2011, we believe we were in compliance with all material terms of our concession agreements. However, we cannot assure you that we will not be penalized by ANEEL for a future breach of our concession agreements or that our concessions will not be terminated in the future. In the event that ANEEL were to terminate any of our concessions before their expiration date, the compensation we recover for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment and, accordingly, could have a material adverse affect on our financial condition and results of operations.

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

For example, we experienced work stoppages during the construction of our Jirau, Santo Antônio and Belo Monte hydroelectric plants. We do not have insurance coverage for some of these risks, particularly for those related to weather conditions. If we experience any of these or other unforeseen risks, we may not be able to generate, transmit and distribute electricity in amounts consistent with our projections, which may have a material adverse effect on our financial condition and results of operations.

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

Under Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net income for the preceding fiscal year, with holders of preferred shares having priority of payment. Our by-laws require us to pay holders of our preferred shares annual dividends equal to the greater of 8% (in the case of our class “A” preferred shares (subscribed on June 23, 1969) and 6% (in the case of our class “B” preferred shares (subscribed on June 24, 1969), calculated by reference to the capital stock portion of each type and class of stock. The priority minimum dividend payable to holders of our preferred shares must be paid whenever there is a net profit or, in the event of losses in that year, whenever a reserve of profits is available. If our net income is negative or insufficient in a fiscal year, our management may recommend at the annual shareholders’ meeting in respect of that year that the payment of the mandatory dividend should not be made.

You may not be able to exercise preemptive rights with respect to the preferred or common shares.

You may not be able to exercise the preemptive rights relating to the preferred or common shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933, as amended, (the “Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse and accordingly your ownership position relating to the preferred or common shares will be diluted.

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

Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10.E, Taxation – Material United States Federal Income Tax Consequences”) will generally be treated as a U.S. source gain or loss unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources, such U.S. Holder would not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common or preferred shares or our ADSs.

ITEM 4. INFORMATION ON THE COMPANY

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2011, we controlled approximately 35.6% of the installed power generating capacity within Brazil. Through our subsidiaries, we are also responsible for approximately 53.1% of the installed transmission capacity above 230 kV in Brazil. Our revenues derive mainly from:

•	the generation of electricity and its sale to electricity distribution companies and free consumers;

•	the transmission of electricity on behalf of other electricity concessionaires; and

•	the distribution of electricity to end consumers.

For the year ended December 31, 2011, we derived 64.7%, 26.3% and 8.4% of our net revenue from our electricity generation, transmission and distribution businesses, respectively. For the year ended December 31, 2011, our net revenues were R$29,533 million, compared to R$26,832 million for the year ended December 31, 2010.

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

Capital Expenditures

In the last five years, we have invested an average of R$4.8 billion per year in capital projects. Approximately 49% was invested in our generation segment, 33% in our transmission segment and the balance in our distribution segment and other investments.

Our core business is the generation, transmission and distribution of energy and we intend to invest heavily in these segments in the upcoming years.

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

Our capital expenditures in 2011, 2010 and 2009 were R$6,775.2 million, R$5,279.4 million and R$5,190.3 million, respectively.

B. Business Overview

Strategy

Our main strategic objectives are to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector. In order to achieve these objectives, our main strategies are as follows:

•

Expand and improve efficiency in our generation, transmission and distribution businesses. Our business has historically been focused on both our core operations in the Brazilian generation, transmission and distribution markets and on our former role as lender to third parties, including historically to our subsidiaries. Since the advent of privatization in our industry, the opportunities to consolidate our role as lender have diminished because many of our former subsidiaries were privatized and we are no longer permitted to act as lender to those companies or any other third party. Accordingly, we have adopted a strategy of focusing on our core operations of generation, transmission and distribution. This strategy involves a particular focus on maximizing opportunities arising from the auction process, set out in the Electricity Regulatory Law, for the sale of electricity to distribution companies. By focusing on generation, transmission and distribution, we believe that we will be able to maximize profits by improving efficiency in our existing infrastructure and capitalizing on opportunities arising from new infrastructure such as new power units and transmission lines. Our Programa de Ações Estratégicas do Sistema Eletrobras (the “Strategic Action Program” or “PAE”) for 2009-2012 includes the strategic target of increasing generation capacity by 6,459 MW and increasing transmission lines to the Interconnected Power System by 10,386 km by 2012. In addition, we plan to invest R$7 billion in our transmission segment from 2011 until 2013.

•

Renewed strategy for distribution business. With respect to our distribution business, as part of the PAE, we adopted a renewed strategy in 2008 for the management of our distribution companies and are seeking to continue to improve their operational efficiency. In 2008, we reorganized the governance and management of our distribution companies (except Eletrobras Amazonas Energia) so that each company would have the same members in their respective boards of directors and the same CEO. Initially, the new administration focused on improving each company’s quality of service and increasing its total income. We standardized our processes and policies in order to make our distribution business more efficient and to centralize the purchase of material and services and negotiations with debtors. Although we have already made substantial progress in terms of efficiency, we intend to continue to improve our policies to further reduce any commercial and technical losses with a view to improving the financial position of these subsidiaries. We believe that we will be able to achieve our operational efficiency goals by 2014. For further information about our distribution companies, please see “Item 4.B, Business Overview – Distribution – Distribution Companies.”

•

We seek to maintain high corporate governance standards and to promote sustainability in order to enhance the value of our brand. Our shares are listed on the BM&FBOVESPA’s Level 1 segment and on the NYSE. As a result of these listings, we are required to comply with numerous regulations, and we believe that by complying with these regulations we will maintain high corporate governance standards. Our current corporate governance standards are included in the PAE, the audit and administration manuals, the internal regulations of the Board of Directors and Audit Committee and our by-laws. We believe that improving our corporate governance standards will help us to achieve growth, profitability and increased market share as a result of the positive effect these standards have for our brand, both domestically and internationally. As part of this strategy, we established controls and procedures required by the Sarbanes Oxley Act of 2002. For further discussion of our internal controls please see “Item 15—Controls and Procedures.” In addition, we are a signatory to the United Nations Global Compact, the world’s largest corporate responsibility initiative, and are a member of the BM&FBOVESPA’s ISE Corporate Sustainability Index. We are also aiming to obtain membership in the Dow Jones Sustainability Index. We believe that membership in both of these initiatives, and registration with organizations that are known to have governance standards that are among the most stringent in the world will enable us to significantly raise our global profile. In order to manage and promote all of these initiatives we have developed a ten-year Strategic Corporate Plan (Plano Corporativo Estratégico). We strive to continue to be a competitive company that emphasizes social and environmental responsibility and sustainability together with the development and quality of life for our employees. Our goal is to be the world leader in clean energy by 2020, while maintaining our competitive rates of return. In order to maintain our present market share, we are continuously focused on improving the performance of our investments, including the diversification of our portfolio of our equity investment portfolio, the restructuring of our subsidiaries and the expansion into international markets.

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

Generation

Our principal activity is the generation of electricity. Net revenues (including financial revenues at the holding company level) from generation represented 64.7%, 68.6% and 69.2% of our total net revenues in the years ended December 31, 2011, 2010 and 2009 respectively. Including Itaipu, our power plants generated 35.5%, 44.7% and 51.6% of the total electricity generated in Brazil in 2011, 2010 and 2009, respectively.

Pursuant to Law No. 5,899, of July 5, 1973, and Decree 4,550, of December 27, 2002, Eletrobras must sell all energy produced by Itaipu to distribution companies in the Southern, Southeastern and Midwestern regions in Brazil (see “Item 5, Operating and Financial Review and Prospects – Electric Power Market – Itaipu”).

We had an installed capacity of 41,621 MW as of December 31, 2011, 41,360 MW as of December 31, 2010 (including the 350 MW capacity of Candiota III, which is in operation since January 3, 2011) and 39,453 MW as of December 31, 2009. The increase in capacity over these periods reflects continuous growth. Additionally, we have approximately 11,573 MW in planned projects throughout Brazil until 2015, which are currently under construction, and we have begun feasibility studies for an additional approximately 20,000 MW.

The map below shows the geographic location of our generation assets as of December 31, 2011:

Concessions

As of December 31, 2011, we operated under the following concessions/authorizations granted by ANEEL for our generation businesses:

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin

Eletrobras CGTEE
São Jerônimo	Rio Grande do Sul	Thermal	20.00	July 7, 2015	April 1953
Presidente Médici	Rio Grande do Sul	Thermal	446.00	July 7, 2015	January 1974
Nutepa	Rio Grande do Sul	Thermal	24.00	July 7, 2015	February 1968
Candiota III	Rio Grande do Sul	Thermal	350.00	January 2024	January 2011

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin

Eletrobras Chesf
Funil(1)	Bahia	Hydroelectric	30.00	July 7, 2015	March 1962
Pedra(1)	Bahia	Hydroelectric	20.00	July 7, 2015	April 1978
Araras	Ceará	Hydroelectric	4.00	July 7, 2015	February 1967
Curemas	Bahia	Hydroelectric	3.52	November 25, 2024	January 1957
Paulo Afonso Complex and Moxotó (Apolônio Sales)	Bahia	Hydroelectric	4,280.00	October 2, 2015	January 1955
Sobradinho	Bahia	Hydroelectric	1,050.30	February 9, 2022	April 1979
Luiz Gonzaga	Pernambuco	Hydroelectric	1,479.60	October 3, 2015	February 1988
Boa Esperança	Piauí/Maranhão	Hydroelectric	237.30	October 10, 2015	January 1970
Xingó	Sergipe/Alagoas	Hydroelectric	3,162.00	October 2, 2015	April 1994
Piloto	Bahia	Hydroelectric	2.00	July 7, 2015	February 1949
Camaçari	Bahia	Thermal	360.00	August 10, 2027	February 1979
Dardanelos (9)	Mato Grosso	Hydroelectric	261.00	July 2042	August 2011
Eletrobras Eletronorte
Rio Acre	Acre	Thermal	45.49	Indefinite	April 1994
Rio Branco II	Acre	Thermal	32.75	Indefinite	April 1981
Rio Branco I	Acre	Thermal	18.65	Indefinite	February 1998
Electron (TG)	Amazonas	Thermal	60.00	Indefinite	June 2005
Santana	Amapá	Thermal	178.00	Indefinite	January 1993
Rio Madeira	Rondônia	Thermal	119.35	Indefinite	April 1968
Coaracy Nunes	Amapá	Hydroelectric	76.95	July 8, 2015	October 1975
Tucurui	Pará	Hydroelectric	8,370.00	July 11, 2024	November 1984
Samuel	Rondônia	Hydroelectric	216.75	September 14, 2029	July 1989
Curuá-Una(2)	Pará	Hydroelectric	30.30	July 27, 2028	July 1977
Senador Arnon Afonso Farias	Roraima	Thermal	85.92	Indefinite	December 1990
Serra do Navio(6)	Amapá	Thermal	23.30	May 20, 2037	November 2008
Dardanelos (9)	Mato Grosso	Hydroelectric	261.00	July 2042	August 2011
Eletrobras Eletronuclear(3)
Angra I	Rio de Janeiro	Nuclear	640.00	Indefinite	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	Indefinite	September 2000
Eletrobras Eletrosul
Cerro Chato I (10)	Rio Grande do Sul	Wind	30.00	August 2045	November 2011
Cerro Chato II (10)	Rio Grande do Sul	Wind	30.00	August 2045	September 2011
Cerro Chato III (10)	Rio Grande do Sul	Wind	30.00	August 2045	May 2011

Eletrobras Holding
Mangue Seco 2	Rio Grande do Norte	Wind	26.00	July 2045	September 2011

Eletrobras Furnas
Corumbá I	Goiás	Hydroelectric	375.00	November 29, 2014	April 1997
Serra da Mesa(4)	Goiás	Hydroelectric	1,275.00	May 7, 2011	April 1998
Eletrobras Furnas	Minas Gerais	Hydroelectric	1,216.00	July 7, 2015	March 1963
Itumbiara	Minas Gerais/Goiás	Hydroelectric	2,082.00	February 26, 2020	February 1980
Marimbondo	São Paulo/Minas Gerais	Hydroelectric	1,440.00	March 7, 2017	April 1975
Peixoto (Mascarenhas de Moraes)	Minas Gerais	Hydroelectric	476.00	October 31, 2023	April 1973
Porto Colômbia	Minas Gerais	Hydroelectric	320.00	March 16, 2017	March 1956
Manso	Mato Grosso	Hydroelectric	212.00	February 9, 2035	October 2000
Funil(1)	Minas Gerais	Hydroelectric	216.00	July 7, 2015	April 1969
Estreito	São Paulo	Hydroelectric	1,050.00	July 7, 2015	January 1969
Campos(5)	Rio de Janeiro	Thermal	30.00	July 27, 2007	April 1968
Santa Cruz	Rio de Janeiro	Thermal	932.00	July 7, 2015	March 1967
Peixe Angical(6)	Tocantins	Hydroelectric	452.00	November 6, 2036	June 2006
Baguari(6)	Minas Gerais	Hydroelectric	140.00	August 2041	November 2009
Retiro Baixo(6)	Minas Gerais	Hydroelectric	82.00	August 2041	March 2010
Foz do Chapecó(6)	Rio Grande do Sul	Hydroelectric	855.00	November 2036	August 2010
Serra do Facão(6)	Goiás	Hydroelectric	212.60	November 2036	October 2010

Itaipu(7)
Itaipu Binacional	Paraná	Hydroelectric	14,000.00	Not applicable	—

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin

Eletrobras Amazonas Energia
Aparecida	Amazonas	Thermal	251.50	Indefinite	February 1984
Mauá	Amazonas	Thermal	738.10	Indefinite	April 1973
Balbina	Amazonas	Hydroelectric	277.50	March 1, 2027	January 1989
UT CO Cidade Nova	Amazonas	Thermal	29.70	Indefinite	August 2008
UT AS São José	Amazonas	Thermal	73.40	Indefinite	February 2008
UT FO Flores	Amazonas	Thermal	124.70	Indefinite	August 2008
UTE Iranduba	Amazonas	Thermal	66.30	Indefinite	November 2010
UTE Distrito	Amazonas	Thermal	51.30	Indefinite	October 2010
Electron (TG)	Amazonas	Thermal	121.10	Indefinite	June 2005
Others	Amazonas	Thermal	439.00	Indefinite	—
Under Construction Suitable Plants
Simplício	Rio de Janeiro/Minas Gerais	Hydroelectric	333.70	August 2041	August 2011
Batalha	Minas Gerais/Goiás	Hydroelectric	52.50	August 2041	May 2012
Passo São João	Rio Grande do Sul	Hydroelectric	77.00	August 2041	January 2012
São Domingos	Mato Grosso do Sul	Hydroelectric	48.00	December 2037	February 2012
Barra do Rio Chapéu	Santa Catarina	Small Hydroelectric Central	15.00	December 2035	March 2012
João Borges	Santa Catarina	Small Hydroelectric Central	19.00	December 2035	March 2012
Angra III	Rio de Janeiro	Nuclear	1,405.00	Indefinite	December 2015
Casa Nova	Bahia	Wind	180.00	January 2045	January 2013

Special Purpose Vehicle
Jirau	Rondônia	Hydroelectric	3,750.00	August 2043	January 2013
Santo Antônio	Rondônia	Hydroelectric	3,150.00	June 2043	December 2011
Mauá(8)	Paraná	Hydroelectric	361.00	July 2042	January 2012
Belo Monte	Pará	Hydroelectric	11,233.00	August 2044	February 2015
São Pedro do Lago	Bahia	Wind	28.80	February 2046	January 2013
Pedra Branca	Bahia	Wind	28.80	February 2046	January 2013
Sete Gameleiras	Bahia	Wind	28.80	February 2046	January 2013
Miassaba 3	Rio Grande do Norte	Wind	50.40	August 2045	March 2012
Teles Pires	Mato Grosso/Pará	Hydroelectric	1,820.00	March 2045	January 2015
Rei dos Ventos 1	Rio Grande do Norte	Wind	48.6	December 2045	May 2011
Rei dos Ventos 3	Rio Grande do Norte	Wind	48.60	December 2045	November 2011
Livramento Complex	Rio Grande do Sul	Wind	78.00	April 2047	March 2013

(1)	Approval for the renovation of the environmental licences of both Funil and Pedra has been requested but the licences have not yet been granted. However, this does not affect the operations at either plant.
(2)	This plant was transferred from Celpa to Eletrobras Eletronorte in December 2005 as payment for outstanding debts owed by Celpa to Eletrobras Eletronorte relating to sales of energy.
(3)	The nuclear plants are authorized to operate for 40 years from the date on which they commenced operations. A few years prior to this due expiration date, each applicable nuclear energy company may request an extension of its respective permit from CNEN. In order to obtain an extension, CNEN may request the replacement of certain equipment. For example, in the case of Angra I, CNEN requested the replacement of a steam generator following our request to extend the permit by 20 years.
(4)	Pending MME’s approval.
(5)	This plant is not operational.
(6)	Serra do Navio, Peixe Angical, Baguari, Retiro Baixo, Foz do Chapecó and Serra do Facão are special purpose entities in which we hold an ownership interest of 49.0%, 40.0%, 15.0%, 49.0%, 49.5% and 40.0%, respectively. Figures in this table refer to the total capacity of each plant.
(7)	Itaipu does not operate pursuant to a concession but rather the Itaipu Treaty that expires in 2023. We own 50.0% of Itaipu Binacional.
(8)	This plant is owned by the Cruzeiro do Sul Energetic Consortium, in which Eletrobras Eletrosul holds a 49.0% ownership interest.
(9)	Our subsidiaries Eletrobras Eletronorte and Eletrobras Chesf both owned 24.0% of this unit. Figure in this table refers to the total capacity of the plant.
(10)	Eletrosul has 90.0% of each plant.

Source: internal sources.

Types of Plants

Hydroelectric power plants accounted for 90.7% of our total power generated in 2011, compared to 91.0% in 2010 and 93.1% in 2009.

We also generate electricity through our thermal and nuclear plants. Thermal plants accounted for 2.9% of our total power generated in 2011, compared to 2.8% in 2010 and 1.6% in 2009. Nuclear plants accounted for 6.4% of our total power generated in 2011, compared to 6.3% in 2010 and 5.4% in 2009.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours, broken down by type of plant:

	Year Ended December 31,
	2011	2010(2)	2009
	(MWh)
Type of plant:
Hydroelectric(1)	221.787.327	209,030,648	224,511,387
Thermal	7,013,394	6,369,683	3,809,229
Nuclear	15,644,251	14,543,807	12,975,088

Total	244.444.973	229,944,139	241,295,704

(1)	Including Itaipu.
(2)	Does not consider energy generated by SPEs in which we hold equity interests.

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

As of December 31, 2011, we owned and operated 27 hydroelectric plants; in addition, we hold a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity and participations in the Peixe Angical (40.0%), Serra do Facão (49.5%), Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.0%) and Dardanelos (49%) plants. Also, we have participation in the Serra Mesa (48.5%) and Manso (70.0%). The ONS is solely responsible for determining, in any year, how much electricity each of our plants should generate. As of December 31, 2011, the total installed capacity of our hydroelectric plants was 41.6MW (including 50.0% of Itaipu and our participations in the SPEs referred to above). The following tables set out information with respect to hydroelectric plants owned by us as of December 31, 2011 and for the year then ended:

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Hydroelectric plants:
Curuá-Una(3)	30.0	24.00	1977
Peixoto (Mascarenhas de Morais)	476.0	295.00	1973
Curemas	35.2	1.90	1957
Paulo Afonso complex and Moxotó	4,280.0	2,225.00	1957
Funil (Eletrobras Chesf)	30.0	14.73	1962
Eletrobras Furnas	1,216.0	598.00	1963
Araras	4.0	—	1967
Funil (Eletrobras Furnas)	216.0	121.00	1969
Estreito	1,050.0	495.00	1969
Boa Esperança	257.3	143.00	1970
Porto Colômbia	320.0	185.00	1973
Coaracy Nunes(3)	77.0	—	1975
Marimbondo	1,440.0	726.00	1975
Pedra	20.0	6.84	1978
Sobradinho	1,050.0	531.00	1979
Luiz Gonzaga	1,479.0	959.00	1979
Itumbiara	2,082.0	1,015.00	1980
Tucurui complex	8,370.0	4,238.00	1984
Samuel(3)	216.8	73.54	1989
Balbina(3)	277.5	—	1989
Xingó	3,162.0	2,139.00	1994
Corumbá I	375.0	209.00	1997
Serra da Mesa(4)	1,275.0	671.00	1998
Manso(4)	212.0	92.00	2000
Peixe Angical(5)	452.0	271.00	2006
Piloto	2.0	—	1949

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Baguari(7)	140.0	80.00	2009
Retiro Baixo (8)	82.0	38.50	2010
Serra do Facão (9)	212.6	182.40	2010
Foz do Chapecó (10)	855.0	432.00	2010
Itaipu(6)	14,000.0	8,577.00	1985
Dardanelos(11)	261.0	154.90	2011

(1)	The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.
(2)	Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.
(3)	The Balbina, Curuá-Una, Samuel and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(4)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(5)	We own 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.
(6)	We own 50.0% of the Itaipú plant. Figures in this table refer to the entire capacity/utilization of the plant.
(7)	We own 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.
(8)	We own 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.
(9)	We own 49.5% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.
(10)	We own 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.
(11)	We own 49.0% of the Dardanelos plant.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	( MWh)		(%)
Hydroelectric plants:
Funil (Eletrobras Chesf)	129,035	57,128	44.27
Pedra	59,918	10,638	17.75
Araras	0	0	0.00
Curemas	16,644	10,575	63.54
Paulo Afonso complex and Moxotó	19,491,000	16,785,017	86.12
Sobradinho	4,651,560	4,042,104	86.90
Luiz Gonzaga	8,400,840	7,744,147	92.18
Boa Esperança	1,252,680	1,325,618	105.82
Xingó	18,737,640	18,675,443	99.67
Coaracy Nunes(2)	—	557,801	0.00
Tucurui complex	37,254,090	41,022,761	110.12
Samuel	796,634	636,384	79.88
Corumbá I	1,830,840	2,001,827	109.34
Curuá-Una(2)	217,686	224,302	103.04
Serra da Mesa(3)	2,848,459	1,346,807	47.28
Furnas	5,238,480	5,861,889	111.90
Itumbiara	8,891,400	7,670,879	86.27
Marimbondo	6,359,760	7,631,117	119.99
Peixoto (Mascarenhas de Morais)	2,584,200	3,055,386	118.23
Porto Colômbia	1,620,600	2,005,059	123.72
Manso(3)	564,144	340,784	60.41
Funil (Eletrobras Furnas)	1,059,960	1,152,060	108.69
Estreito	4,336,200	4,443,108	102.47
Balbina(2)	—	1,362,488	—

Total	126,613,048	129,541,788	101.28	(4)

(1)	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.
(2)	The Balbina, and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(3)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(4)	This percentage is based on the average operational utilization.

See “ – Concessions” for information on the hydroelectric power plants operated by Eletrobras Chesf, Eletrobras Eletronorte and Eletrobras Furnas.

Hydroelectric utilities in Brazil are required to pay royalty fees to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$1,329 million in 2011, compared to R$1,087 million in 2010 and R$1,888 million in 2009. These fees are recorded as operating costs in our financial statements.

Our subsidiaries have acquired concessions for the construction of 10 new hydroelectric power plants. Information regarding these new plants is set out in the table below:

	Installed Capacity	Construction began	Service begins(1)
	(MW)
New plants:
Barra do Rio Chapéu	15.0	October 2008	July 2012
Mauá	361.0	July 2008	July 2012
Batalha	52.5	June 2008	May 2013
Simplício	337.7	March 2007	May 2012
São Domingos	48.0	August 2009	September 2012
Santo Antônio	3,150.0	September 2008	May 2012
Jirau	3,750.0	February 2009	January 2013
Belo Monte	11,233.0	May 2011	February 2015
João Borges	19.0	June 2010	December 2012
Teles Pires	1,820.0	August 2011	April 2015
Passo São João	77.1	November 2007	January 2012

(1)	Estimated dates based on current timetable.

Simplício and Paulistas (Batalha) will be operated only by Eletrobras Furnas. Dardanelos will be operated by our subsidiaries Eletrobras Chesf and Eletrobras Eletronorte in association with partners (see “ – Lending and Financing Activities – Equity Participation”).

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

Thermal Plants

As of December 31, 2011, we owned and operated 119 thermal plants. In addition, we hold a 49.0% interest in the Serra do Navio plant. Thermal plants include coal and oil power generation units. The total installed capacity of our thermal plants was 4,535 MW as of December 31, 2011, compared to 4,535 MW as of December 31, 2010 and 3,069 MW as of December 31, 2009.

The following table sets out information regarding our thermal plants as of December 31, 2011 and for the year ended:

	Installed Capacity	Generated Energy(2)	Assured Energy(1)
	(MW)	(MWh)	(MWh)
Thermal plants:
P. Médici (Candiota)	446.00	478,731.0	2,203,140
S. Jerônimo (Candiota)	20.00	44,274.0	110,376
Candiota III	350.00	1,379,630.0	2,557,920
Nutepa (Candiota)	24.00	0.0	53,436
Santa Cruz	932.00	180,686.0	6,421,080
Campos	30.00	0.0	183,960

	Installed Capacity	Generated Energy(2)	Assured Energy(1)
	(MW)	(MWh)	(MWh)
Camaçari	346.80	11,790.0	2,013,048
Electron	60.00	4,303.0	—
Rio Madeira	119.40	0.0	—
Santana	178.10	719,411.0	—
RioBranco I	18.60	0.0	—
RioBranco II	31.80	0.0	—
Rio Acre	45.49	34,464.0	—
Mauá	711.40	1,402,712.0	—
Senador Arnon Farias de Mello	85.92	0.0	—
Aparecida	251.50	536,331.0	—
Cidade Nova	20.00	106,840.0	—
São José	50.00	272,653.0	—
Flores	80.00	392,481.0	—
Distrito	40.00	169,040.0	—
Iranduba	50.00	138,651.0	—
Others in the Isolated System	597.10	1,141,398.0	—

Total	4,488.11	7,013,395.0	13,542,960

(1)	Assured Energy is only determined in respect of plants from the Interconnected Power System, but not the Isolated system. Most of our thermal plants are part of the Isolated system.
(2)	Generated Energy does not include energy generated through our participations in SPEs.

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

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$163 million for 2011, compared to R$253 million for 2010 and R$756 million for 2009, which are reimbursed to us from the CCC Account in accordance with Law No. 12,111. The amounts in 2009 are not comparable to the amounts in 2011 and 2010 due to the change in the presentation of certain line items as further described in “Presentation of Financial and Other Information.”

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

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year Ended December 31,
	2011	2010	2009
	(R$ thousands)
Type of fuel
Coal	95,719	68,435	68,445
Light oil	3,872,179	2,346,923	2,658,571
Crude Oil	30,529	38,329	21,434
Gas	30,549	2,160	3,483
Uranium	294,800	270,842	241,471

Total	4,323,776	2,726,689	2,993,405

	Year Ended December 31,
	2011	2010	2009
Type of fuel
Coal (tons)	1,957,566	1,142,228	1,227,931
Light oil (litres)	681,019,419	611,848,980	606,616,506
Crude Oil (tons)	25,879,055	28,865,267	24,512
Gas (m3)	46,446,077	2,155	4,134,612
Uranium (Kg)	263,345	293,669	286,073

Nuclear Plants

Nuclear power plants represent a relatively costly source of electricity for us. The Brazilian Government, however, has a special interest in the continuing existence of nuclear power plants in Brazil and is required by law to maintain ownership and control over these plants. Accordingly, we expect to continue to own 99.8% of Eletrobras Eletronuclear.

Through Eletrobras Eletronuclear, we operate two nuclear power plants, Angra I, with an installed capacity of 640 MW, representing approximately 0.51% of our total installed capacity and Angra II, with 1,350 MW, representing approximately 1.08% of our total installed capacity (not considering Itaipu). In addition, Eletrobras Eletronuclear started the construction of a new nuclear plant, called Angra III, during the second half of 2009. The construction is estimated to take between 3 and 5.5 years. On March 5, 2009, IBAMA issued an installation license to Eletrobras Eletronuclear with a validity of 6 years and on March 9, 2009, CNEN issued a partial construction license to Eletrobras Eletronuclear. Once constructed, we estimate that Angra III will have an installed capacity of 1,405 MW and that the cost of its construction will be approximately R$10.5 billion.

The following table sets out information regarding our nuclear plants as of December 31, 2011 and for the year then ended:

	Installed Capacity	Generated Energy	Assured Energy(1)	Began Service(2)
	(MW)	(MWh)	(MWh)
Nuclear plant:
Angra I	640	4,263,041	3,215,000	January 1, 1985
Angra II	1,350	10,280,767	9,706,000	September 1, 2000

Total	1,990	14,543,808	12,921,000

(1)	For our nuclear plants, assured energy is not limited by ONS or any other regulatory body.
(2)	Commercial operation in: Angra I – January 1985 and Angra II – September 2000.

The installed capacity of Angra I is 640 MW. We estimate that Angra I will be operating at 96.2% capacity in 2012 in line with industry standards. Accordingly, the assured energy of Angra I in 2012 will be 3,223,728 MWh/yr.

With respect to Angra II, its installed capacity is 1,350 MW (nominal power). We also estimate that Angra II will be operating at 85.7% capacity in 2012 in line with industry standards. Accordingly, the assured energy of Angra II will be 9,732,672 MWh/yr in 2012.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras – INB, a Brazilian Government-owned company responsible for processing uranium used in nuclear plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract; Eletrobras Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletrobras Eletronuclear (and the previous owner of Angra I – Eletrobras Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. High-level nuclear waste (spent nuclear fuel) is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II commenced at the same time as the operations began at these two units in 1985 and 2000, respectively. The amount of this provision is supported by a technical report of a work group by Eletrobras Eletronuclear created in 2001. In relation to Angra I, the estimated decommissioning cost is U.S.$293 million and in relation to Angra II, the estimated decommissioning cost is U.S.$406 million. The economic useful life of the plants was estimated to be 40 years. Eletrobras Eletronuclear makes provisions for the estimated present value of the decommissioning costs related to Angra I and Angra II.

The electricity generated by Eletrobras Eletronuclear is sold to our subsidiary Eletrobras Furnas at a regulated price determined by ANEEL (Law No. 12,111 of December 9, 2009). This regulated price reflects Eletrobras Eletronuclear’s nuclear fuel acquisition and financial index correction (IPCA). However, in on-selling this electricity to distribution companies, Eletrobras Furnas is required to participate in the public auction process, in which other generation companies in a pool provide bids that reflect the maximum cost of electricity each is willing to supply and the distribution companies pay a price equal to an average of all these bids. As a result of this auction process, the price that Eletrobras Furnas sells in the auction is higher than that it paid to Eletrobras Eletronuclear for the corresponding electricity. Historically, however, the reverse has been true and we recorded consolidated losses in respect of electricity generated by Eletrobras Eletronuclear. We analyzed different measures to reduce these losses if this situation re-occurs, including replacing Eletrobras Furnas in the supply chain described above with Eletrobras itself, which is not required to sell electricity only pursuant to the auction process.

Sales of Electricity Generated

We sold approximately R$14,616 million of electricity generated (net of electricity purchased for resale and VAT and other taxes) in 2011, compared to R$14,573 million in 2010 and R$13,410 million in 2009. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. We own certain distribution companies that operate in the northern and northeastern regions of Brazil and we sell a relatively small portion of the electricity we generate to these distribution companies, which does not give rise to revenues in our generation segment as discussed in “ – Distribution.”

We sell the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions we served in the periods presented:

	Year Ended December 31,
	2011		2010		2009
	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)
Type of sale:
Through auctions and initial contracts (energy charge)	11,089,516	121,534,206	7,028,630	117,050,494	7,764,867	103,134,869
Through free market agreements or bilateral contracts (energy charge)	3,748,996	54,777 ,952	4,398,180	65,792,556	3,540,545	62,965,388
Itaipu	5,769,310	91,522,813	8,203,198	85,302,628	6,710,772	91,239,063

Total	20,607,822	267,834,971	19,588,008	254,784,279	18,016,184	257,339,320

The table below shows a summary of the amount of electricity that we have sold through auction sales:

	Year Ended December 31,
	2011	2010	2009
Capacity Average (MW):
1st Auction	11,003	11,003	11,003
2nd Auction	644	644	644
3rd Auction	—	—	—
4th Auction	396	396	396
5th Auction	180	180	180

Total	12,223	12,223	12,223
Energy (MWh) per year	107,073,480	107,073,480	107,073,480
Average tariff (R$/MWh)	64.77	64.77	64.77
Estimated revenues (R$ thousands)	6,935,149	6,935,149	6,935,149

With respect to supply contracts, the amount that we receive from each sale is determined on the basis of a “capacity charge,” an “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). Our purchases of Itaipu electricity, and our sales of Itaipu electricity to distributors, are paid for on the basis of a capacity charge (including a charge for transmission paid to Eletrobras Furnas). Our sales of electricity (through our subsidiaries Eletrobras Chesf and Eletrobras Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, as discussed in “The Brazilian Power Industry – Regulation under the Electricity Regulatory Law,” invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Transmission

Transmission of Electricity

Billings in our transmission segment are fixed by ANEEL, which sets a fixed billing each year. Net revenues (including financial revenues at the holding company level) from transmission represented 26.3% of our total net revenues in 2011, compared to 22.0% in 2010 and 19.9% in 2009. The electricity that we generate is transported through Brazil’s tension transmission network, with 53,923 km of transmission lines belonging to us above 230 kV as of December 31, 2011, compared to 53,790 km in 2010 and 53,148 km as of December 31, 2009. Including our partnerships with private companies in SPCs/Consortia we have approximately 59,336 km above 138 KV in operation as of December 31, 2011. For further information, see “ – Lending and Financing Activities – Equity Participation.” In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 750 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. There is one Interconnected Power System in Brazil that links the northern and northeastern regions to the south and southeast regions. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout the Interconnected Power System.

The map below shows the geographic location of our transmission assets as of December 31, 2011:

Transmission Concessions

As of December 31, 2011, our transmission operations were carried out pursuant to the following concessions granted by ANEEL (excluding transmission operations carried out through any SPEs):

	Total length	Voltage Levels	Average years remaining of concession
	(km)	(kV)
Eletrobras Furnas	19,419.0	69 – 750	4.15
Eletrobras Chesf	18,644.6	69 – 500	4.01
Eletrobras Eletrosul	10,006.1	69 – 500	4.76
Eletrobras Eletronorte	9,883.1	69 – 500	3.53
Eletrobras Amazonas Energia	600.8	69 – 230	Not applicable

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected Power System. A national transmission grid provides generators with access to customers in all regions. Eletrobras Furnas and Eletrobras Eletronorte built the first north-south transmission system linking the northern and southern regions of Brazil, which consists of approximately 1,250 km of 500 kV transmission lines and which began operation in 1998. A second north-south transmission system, the construction of which was funded by the private sector, began operation in 2004. The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage as of December 31, 2011:

	750 kV	600 kV (DC)(1)	525/500 kV	345 kV	230 kV	138 kV	132/ 13.8kV	Total
Company:
Eletrobras Chesf	—	—	5,118.4	—	12,805.6	384.0	336.6	18,644.6
Eletrobras Eletronorte(2)	—	—	3,243.3	—	5,577.8	959.1	202.8	9,983.1
Eletrobras Eletrosul	—	—	2,945.5	—	5,150.6	1,841.3	68.7	10,006.1
Eletrobras Furnas	2,698.0	1,612.0	4,570.5	6,220.5	1,949.0	2,204.0	165	19,419.0
Eletrobras Amazonas Energia	—	—	—	—	364.9	—	235.9	600.8

Total	2,698.0	1,612.0	15,877.2	6,220.5	25,847.9	5,388.4	1,009.0	58,653.6

(1)	DC means direct current.
(2)	This table does not include transmission lines owned by SPEs in which we participate. Had such transmission lines been included, the total would be 60,345 km.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 kV in Brazil that we were responsible for as of December 31, 2011, considering our participations in SPEs:

	750 kV	600 kV (DC)(1)	525/500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	100.00	100.00	48.93	—	62.82	57.61	53.16
Others	0.00	0.00	51.07	100.00	37.18	42.39	46.84

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)	DC means direct current.

Except in relation to a small portion of transmission lines of Eletrobras Eletronorte located in the isolated system, the transmission lines in the Interconnected Power System are totally integrated.

As of December 31, 2011, we owned approximately 53.2% of all transmission lines in Brazil (230 kV and above) and, as a result, received fees from companies that transmit electricity on these lines. Net operating revenues from transmission were R$7,779 million in 2011, compared to R$5,895 million in 2010 and R$4,607 million in 2009. As a generation company, we must also pay a tariff in respect of our transmission of electricity over those transmissions that we do not own. Taking into account all transmission lines in Brazil (230 kV and above), this means we pay a tariff in respect of 46.8% of all transmission lines in Brazil.

Losses of electricity in the transmission system of Eletrobras were, in 2011, approximately 2.23% of all electricity transmitted in the system.

We operate as part of an integrated and coordinated national electricity system for Brazil. The Concessions Law authorizes us to begin to charge fees for the use of our transmission system by other electricity companies.

Through Eletrobras Furnas, we charge a tariff (approximately R$4,003.45 per MW/month as of June 28, 2011) for the transmission of electricity generated by Itaipu and purchased for resale. The transmission charge for the power Itaipu generates is used to compensate Eletrobras Furnas, which owns the applicable transmission line, for making its transmission system available for the exclusive use of plant-connection installations. This system comprises the 750 kV Itaipu / Ivaiporã and the 600 kV DC Itaipu / Ibiúna transmission lines that are not part of the Basic Network.

Expansion of Transmission Activities

Our main transmission companies took part in a planning initiative related to the expansion of the PAE 2009/2012 transmission network through the Regional Transmission Study Group (GET), which is responsible for such transmission expansion initiatives at a regional level. In addition, our transmission companies took part in the regional networks and plant integration studies.

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

Distribution

Distribution of Electricity

Our distribution activities constitute a relatively small proportion of our overall operations. Net revenues (including financial revenues at holding company level), from distribution represented 8.3% of our total net revenues in 2011, compared to 10.9% in 2010 and 10.8% in 2009.

Distribution Companies

The following companies in our group undertake distribution activities pursuant to distribution concessions granted by ANEEL:

•

Eletrobras Eletronorte, which distributes power directly to industrial consumers through its wholly owned subsidiary known as Eletrobras Distribuição Roraima. Eletrobras Eletronorte’s distribution concession ends on July 7, 2015;

•	Eletrobras Amazonas Energia, which distributes electricity to the city of Manaus, in the State of Amazonas, pursuant to a concession that ends on July 7, 2015;

•	Eletrobras Distribuição Alagoas, which distributes electricity in the State of Alagoas pursuant to a concession that ends on July 12, 2015;

•	Eletrobras Distribuição Piauí, which distributes electricity in the State of Piauí pursuant to a concession that ends on July 12, 2015;

•	Eletrobras Distribuição Rondônia, which distributes electricity in the State of Rondônia pursuant to a concession that ends on July 12, 2015;

•	Eletrobras Distribuição Acre, which distributes electricity in the State of Acre pursuant to a concession that ends on July 12, 2015; and

•

Eletrobras Distribuição Roraima (formally known as Boa Vista Energia S.A.), which distributes electricity in the city of Boa Vista, the capital of the State of Roraima, pursuant to a concession that ends on July 7, 2015.

The table below indicates relevant operational numbers of our distribution companies as of December 31, 2011:

Company	Number of Consumers	Number of Municipalities	Distribution Lines (km)	Substations
Eletrobras Amazonas Energia	750,727	62	18,967	49
Eletrobras Distribuição Alagoas	914,843	102	35,815	37
Eletrobras Distribuição Piauí	1,010,066	224	64,220	76
Eletrobras Distribuição Rondônia	512,949	52	46,000	50
Eletrobras Distribuição Acre	213,094	22	16,382	14
Eletrobras Distribuição Roraima	88,057	1	5,872	3

Each of Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia and Eletrobras Distribuição Acre was previously owned by the individual Brazilian state in which each respective company operated. Companhia Energética de Roraima, which is owned by the State of Roraima, transferred the assets and liabilities pertaining to the city of Boa Vista to a newly formed company to be controlled by Eletrobras Eletronorte, Eletrobras Distribuição Roraima. We first made equity investments in these companies in 1996 with the objective of improving their financial condition and preparing them for privatization. Eletrobras Amazonas Energia was created in 2008 as a result of the merger between Ceam and Manaus Energia S.A.; Ceam was also previously owned by the Brazilian state in which it operated and we also made an investment in Ceamin 1996 with the objective of improving its financial condition and preparing it for privatization.

Eletrobras Amazonas Energia, Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia, Eletrobras Distribuição Roraima and Eletrobras Distribuição Acre operate in particularly challenging market conditions – the North and Northeastern regions of Brazil are among the very poorest regions in the country. One of our principal continuing challenges in respect of these companies is reducing the amount of commercial losses (principally being the theft of electricity) and customer defaults that these companies suffer from. We are attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

Management Structure for our Distribution Activities

In May of 2008 we introduced a new management structure for our distribution activities. Until May 2008, we managed our investment in Eletrobras Amazonas Energia, Eletrobras Distribuição Alagoas, Eletrobras Amazonas Energia, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia, Eletrobras Distribuição Roraima and Eletrobras Distribuição Acre through the Comitê Gestor das Empresas Federais de Distribuição (a management committee) which focused on, among other matters, proposing financial strategies and targets to improve the financial condition of these companies.

Pursuant to the new structure, this management committee no longer exists. The new structure involves one executive officer at the Eletrobras level, currently Mr. Marcos Aurélio Madureira da Silva, acting as chief executive officer of each of the companies involved in distribution. Each of the companies involved in distribution will then have the same chief financial officer, engineering director, commercial director and regulatory director, in each case appointed by the chief executive officer of these distribution companies.

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

System Performance

The following table sets forth information concerning our electricity losses for our distribution companies, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
Technical losses	9.1%	8.4%	9.1%
Commercial losses	19.5%	22.3%	21.6%
Total electricity losses	28.6%	31.1%	30.7%

Outages:
Frequency of outages per customer per year (number of outages)	32.0	33.7	35.0
Duration of outages per customer per year (in hours)	36.5	37.8	37.2
Average response time (in minutes)	220.2	204.8	146.7

Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for our distribution business were 34.3%

of energy generated and bought in the year ended December 31, 2011 compared to 31.1% of energy generated and bought in the year ended December 31, 2010 and 30.7% of energy generated and bought in the year ended December 31, 2009.

Reducing the level of commercial losses in the distribution companies presents a continuing challenge to us. Commercial losses at these companies have averaged approximately 30% of electricity generated and sold over recent periods. We are attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

For example, we have invested in system that monitors the energy consumption by large clients through remote reading equipment. As a result, Eletrobras Amazonas Energia was able to recover R$3 million in 2011 after fining 16,500 properties, of which 3,000 had illegal connections. In 2011, we managed to recover R$455 million from defaulting customers of our distribution companies.

In 2011, our distribution companies experienced a reduction in losses. Particularly, Eletrobras Distribuição Alagoas and Eletrobras Distribuição Rondônia, reduced its losses by 1.5% and 11.3%, respectively. In February 2011, we entered into a loan agreement with the World Bank in the amount of U.S.$495 million. This money will be used in the “Eletrobras Distribution Rehabilitation Project” (the name given by the World Bank to our project “Projeto Energia +”), with the main objective of improving the quality of our services and improving the economic and financial condition of our distribution companies. This project is intended to reduce our losses and consequently to strengthen the operational revenues of our distribution companies.

The following table sets out information regarding total losses in our distribution segment recorded by each distribution company set forth below:

	Year Ended December 31,
	2011	2010	2009
	(percentages)
Company:
Eletrobras Distribuição Alagoas	29.95	31.45	31.34
Eletrobras Distribuição Piauí	33.03	33.51	35.47
Eletrobras Distribuição Rondônia	27.78	39.08	31.54
Eletrobras Distribuição Acre	23.42	24.08	26.20
Eletrobras Amazonas Energia	41.84	42.40	42.70
Eletrobras Distribuição Roraima	15.78	16.13	17.09

Power Outages

With respect to the Interconnected Power System, we aim to respond to repair requests within one and a half to two and a half hours, depending on the scale and nature of the problem. Our average response time in the Interconnected Power System in 2011 was 3.91 hours. The following table sets forth our average response time, in hours, to repair requests in the Interconnected Power System:

	Year Ended December 31,
	2011	2010
Company:
Eletrobras Distribuição Alagoas	2.22	2.18
Eletrobras Distribuição Piauí	5.60	3.97

Average	3.91	3.10

With respect to distribution operations in the Isolated system, we aim to respond to repair requests within half an hour to two hours, depending on the scale and nature of the problem. Our average response time in the Isolated system in 2011 was 3.55 hours. The following table sets forth our average response time, in hours, to repair requests in the Isolated system:

	Year Ended December 31,
	2011	2010
Company:
Eletrobras Distribuição Acre	4.91	6.84
Eletrobras Distribuição Rondônia	5.43	3.40
Eletrobras Amazonas Energia	2.41	2.71
Eletrobras BoaVista Energia	1.46	1.38

Average	3.55	3.58

Customers

The following table sets forth our total distribution of electricity in terms of MWh and gross revenues, by type of user, for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
	(MWh)
Distribution to:
State utilities	1,872,815	1,358,030	1,337,877
Industrial	2,978,936	2,814,782	2,433,128
Residential	4,907,094	4,574,356	4,030,471
Commercial	2,871,517	2,662,126	2,387,589
Other(1)	949,814	1,373,239	1,236,566

Total	13,580,176	12,781,533	11,425,631

(1)	This figure includes distribution to rural customers and the government.

Tariffs

We classify our customers into two different groups, Group A and Group B, based on the voltage level at which we supply the electricity to our customers. Each customer is placed in a certain tariff level defined by law and based on its respective classification, although some volume-based discounts are available. Group B customers pay higher tariffs, compensating the aggregated costs in all sub-systems in which electricity flows to supply them. There are differentiated tariffs in Group B by types of customer (such as residential, commercial, rural and industrial). Customers in Group A pay lower tariffs, decreasing from A4 to Al, because they demand electricity at higher voltages, which requires a lower level of use of the energy distribution system. Tariffs we charge for sales of electricity to final customers are determined pursuant to our concession agreements and regulations established by ANEEL. These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “ – The Brazilian Power Industry.”

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

As of December 31, 2011, 2010 and 2009, customers in default represented an average of 18.5%, 15.7% and 13.6% (not including Eletrobras Distribuição Acre) of annual revenues, respectively. These default rates have generally remained stable over recent years and we do not expect to see material changes in these default rates in the foreseeable future.

Purchase of Electricity for Distribution

We purchased 15,576 GWh of electricity for distribution in 2011, compared to 14,285 GWh in 2010 and 12,942 GWh in 2009. Our distribution companies purchase electricity in the public auction process from a pool of generation companies that provide bids setting out the maximum price at which they will supply electricity. After all bids are received, the average price of all bids is calculated and this is the price that we pay for the electricity. The purchase is made from all generation companies that provided bids.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of those subsidiaries are no longer in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet: R$9.7 billion as of December 31, 2011, R$9.7 billion as of December 31, 2010 and R$11.8 billion as of December 31, 2009. Of this total amount, loans to Itaipu accounted for R$5.8 billion as of December 31, 2011, R$5.7 billion as of December 31, 2010 and R$6.5 billion as of December 31, 2009. The loans related to our distribution companies are as follows: R$3.8 billion as of December 31, 2011, R$4.0 billion as of December 31, 2010 and R$5.3 billion as of December 31, 2009.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the international capital markets. As of December 31, 2011, our consolidated long-term debt was R$38,408 million, compared to R$31,270 million as of December 31, 2010 and R$28,393 million as of December 31, 2009, with the majority of our foreign currency debt (approximately 40% over the three-year period) denominated in U.S. dollars. Further details of our borrowings are set out in “ – Liquidity and Capital Resources – Cash Flows.”

In addition, we utilize borrowings from the RGR Fund, which we administer, to on-lend to our subsidiaries and other electricity companies. As of December 31, 2011, December 31, 2110 and December 31, 2009, we incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 2.0% on funds which we on-lend to subsidiaries and other entities.

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

The table below shows an estimate of the total percentage of our participation in transmission and generation companies as of December 31, 2011:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Transmission
Interligação Elétrica do Madeira S.A.	600 kV transmission line of 2,375 km	Eletrobras Chesf (24.5%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Eletrobras Furnas (24.5%)
Plus Rectifier and Inverter Station

Norte Brasil Transmissora de Energia S.A.	600kV Transmission Line of 2,375 km:	Eletrobras Eletronorte (24.5%) Eletrobras Eletrosul (24.5%)

SE Coletora – Araraquara 2, Porto Velho

Estação Transmissora de Energia S.A.	500/±600 kV Conversion and Inversion Station 01	Eletrobras Eletronorte (100.0%)

Manaus Transmissora de Energia S.A.	500 kV Transmission Line of 587 km:	Eletrobras Chesf (19.5%) Eletrobras Eletronorte (30.0%)

Oriximiná – Silves; 500 kV Transmission Line of 224 km and Subestations Itacoatiara e Cariri: Silves –Lechuga

STN – Sistema de Transmissão Nordeste S.A.(2)	500 kV Transmission Line of 546 km:	Eletrobras Chesf (49.0%)

Teresina-Sobral-Fortaleza

Intesa – Integração de Energia S.A.(2)	500 kV Transmission Line of 695 km: Colinas-Miracema-Gurupí-Peixe Nova-Serra da Mesa 2	Eletrobras Chesf (12.0%), Eletrobras Eletronorte (37.0%)

Porto Velho Transmissora de Energia S.A.	230 kV transmission lines of 17 km: 500/230 kV SE Coletora Porto Velho	Eletrobras Eletrosul (100.0%)

Ártemis – Transmissora de Energia S.A.(2)	525 kV Transmission Line of 476 km: S. Santiago-Ivaporã-Cascavel	Eletrobras Eletrosul (100.0%)

Transenergia Renovável	230/138 kV Transmission Line of 635 km: Connects biomass plants and small hydroelectric plants to the Sistema Interligado Nacional (SIN)	Eletrobras Furnas (49.0%)

Brasnorte Transmissora de Energia S.A.(2)	230kV Transmission Lines of 402 km: Jauru-Juba-C2; LT Maggi-Nova Mutum	Eletrobras Eletronorte (49.7%)

RS Energia – Empresa de Transmissão de Energia do Rio Grande do Sul S.A.(2)	525 kV Transmission Line of 260 km: Campos Novos-Nova Santa Rita and 230 kV transmission line of 33 km SE Monte Claro – SE Garibaldi	Eletrobras Eletrosul (100.0%)

Companhia Transleste de Transmissão S.A.(2)	345 kV Transmission Line of 139 km: Montes Claros-Irapé	Eletrobras Furnas (24.0%)

Amazônia Eletronorte Transmissora de Energia S.A. – Aete(2)	230 kV Transmission Line of 193 km: Coxipó-Cuiabá-Rondonópolis and SE Seccionadora Cuiabá	Eletrobras Eletronorte (49.0%)

Etau – Empresa de Transmissão do Alto Uruguai(2) S.A.	240 kV Transmission Line of 187 km: Campos Novos-Barra Grande-Lagoa Vermelha-Santa Marta	Eletrobras Eletrosul (27.4%)

Uirapuru Transmissora de Energia S.A.(2)	525 kV Transmission Line of 122 km: Ivaiporã-Londrina	Eletrobras Eletrosul (100.0%)

Companhia Transudeste de Transmissão S.A.(2)	345 kV Transmission Line of 144 km: Itutinga-Juiz de Fora	Eletrobras Furnas (25.0%)

Companhia Transirapé de Transmissão S.A.(2)	345 kV Transmission Line of 61 km: Irapé-Araçuaí	Eletrobras Furnas (25.0%)

Companhia Centroeste de Minas S.A.	345 kV Transmission Line of 63 km: Eletrobras Furnas-Pimenta II	Eletrobras Furnas (49.0%)

Linha Verde Transmissora de Energia S.A.	230 kV Transmission Line of 987 km: Porto Velho -Jauru	Eletrobras Eletronorte (49.0%)

Rio Branco Transmissora de Energia S.A.	230 kV Transmission Line of 487 km: Porto Velho-Abunã-Rio Branco	Eletrobras Eletronorte (100.0%)

Transmissora Matogrossens de Energia S.A.	500 kV Transmission Line of 348 km: Jauru – Cuiabá and SE Jauru	Eletrobras Eletronorte (49.0%)

Transenergia São Paulo S.A.	Itatiba Substation, 500 kV	Eletrobras Furnas (49.0%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Transenergia Goiás S.A	230 kV Transmission Line of 188 km: Serra da Mesa-Niquelândia-Barro Alto	Eletrobras Furnas (49.0%)

Consórcio Goiás Transmissão	500 kV Transmission Line of 193 km: Rio Verde Norte –Trindade. and 230 kV Transmission Line of 66 km: Xavantes-Trindade-Carajás and SE Trindade	Eletrobras Furnas (49.0%)

Consórcio MGE Transmissão	500 kV Transmission Line of 248 km: Mesquita-Viana 2. and 345 kV transmission line of 10 km: Viana – Viana 2 and SE Viana 2	Eletrobras Furnas (49.0%)

TDG Transmissora Delmiro Gouveia SA	230 kV Transmission Line of 96 km: São Luiz II – São Luiz III and SE Pecém and SE Aquiraz II	Eletrobras Chesf (49.0%)

Interligação Elétrica Garanhus SA	500 kV Transmission Line of 653 km: Luiz Gonzaga – Garanhus, Garanhus – Campina Grande III and Garanhus – Pau Ferro and 230 kV transmission line of 13 km: Garanhus – Angelim I	Eletrobras Chesf (49.0%)

Transnorte Energia SA	500 kV Transmission Line of 715 km: Engenheiro Lechuga – Equador (RR) – Boa Vista e SEs	Eletrobras Eletronorte (49.0%)

Costa Oeste Transmissora de Energia SA	230 kV Transmission Line of 143 km Cascavel Oeste –Umuarama	Eletrobras Eletrosul (49.0%)

Marumbi Transmissora de Energia SA	525 kV Transmission Line of 28 km: Curitia – Curitia Leste	Eletrobras Eletrosul (20.0%)

Transmissora Sul Brasileira de Energia SA	525 kV Transmission Line of 495 km: Salto Santiago –Itá –Nova Santa Rita and 230 kV transmission line of 303 km: Nova Santa Rita –Camaquã –Quinta	Eletrobras Eletrosul (80.0%)

Consórcio Caldas Novas	SE Corumbá 345/138 kV – 2 x 75 MVA	Eletrobras Furnas (49.9%)

Generation

Madeira Energia SA	HPU Santo Antonio with 3,150 MW	Eletrobras Furnas (39.0%)

Energia Sustentável do Brasil	HPU Jirau with 3300 MW	Eletrobras Chesf (20.0%) Eletrobras Eletrosul (20.0%)

Foz do Chapecó Energia S.A.	HPU Foz do Chapecó with 855 MW	Eletrobras Furnas (40.0%)

Enerpeixe S.A.(2)	HPU Peixe Angical with 452 MW	Eletrobras Furnas (40.0%)

Consórcio Energético Cruzeiro do Sul S.A.	HPU Mauá with 361 MW	Eletrobras Eletrosul (49.0%)

Serra de Facão S.A.	HPU Serra do Facão with 213 MW	Eletrobras Furnas (49.5%)

Energetica Águas da Pedra S.A.–EAPSA (Aripuanã; Água Das Pedras)	HPU Dardanelos with 261 MW	Eletrobras Chesf (24.5%), Eletrobras Eletronorte (24.5%)

Baguari I Geração de Energia Elétrica S.A.(2)	HPU Baguari with 140 MW	Eletrobras Furnas (15.0%)

Retiro Baixo Energética S.A.	HPU Retiro Baixo with 82 MW	Eletrobras Furnas (49.0%)

AMAPARI Energia S.A.(2)	TPU Serra do Navio and Small HPU Capivara with 53 MW	Eletrobras Eletronorte (49.0%)

Norte Energia S.A.	HPU Belo Monte with 11,233 MW	Eletrobras Eletronorte (19.9%) Eletrobras Chesf (15.0%) Eletrobras Holding (15.0%)

Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei doVentos I with 49 MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3 with 49 MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Brasventos Miassaba 3 Geradora de Energia S.A.	Parque Eólico Miassaba 3 with 50 MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Companhia Hidrelétrica Teles Pires	HPU Teles Pires with 1,820 MW	Eletrobras Eletrosul (24.5%) Eletrobras Furnas (24.5%)

Cerro Chato I S.A.	Parque Eólico Coxilha Negra V with 30 MW	Eletrobras Eletrosul (90.0%)

Cerro Chato II S.A.	Parque Eólico Coxilha Negra VI with 30 MW	Eletrobras Eletrosul (90.0%)

Cerro Chato III S.A.	Parque Eólico Coxilha Negra VII with 30 MW	Eletrobras Eletrosul (90.0%)

Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica	Eólica Mangue Seco 2 with 26 MW	Eletrobras Holding (49.0%)

Inambari Geração de Energia S.A.	UHE Inambari with 2,000 MW	Eletrobras Furnas (19.6%) Eletrobras Holding (29.4%)

Chuí Holding S.A.	Eólicas Chuí I a V with 98 MW and Eólicas Minuano I and II with 46 MW	Eletrobras Eletrosul (49.0%)

Livramento Holding S.A.	Eólicas Cerro Chato IV, V and VI, Ibirapuitã e Trindade with 78 MW	Eletrobras Eletrosul (49.0%)

Santa Vitória do Palmar Holding S.A.	Eólicas Verace I to X with 258 MW	Eletrobras Eletrosul (49.0%)

São Pedro do Lago S.A.	Eólica São Pedro do Lago with 30 MW	Eletrobras Chesf (49.0%)

Pedra Branca S.A.	Eólica Pedra Branca with 30 MW	Eletrobras Chesf (49.0%)

Sete Gameleiras S.A.	Eólica Sete Gameleiras with 30 MW	Eletrobras Chesf (49.0%)

Central Geradora Eólica Famosa I S.A.	Eólica Famosa I with 23 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica Pau –Brasil S.A.	Eólica Pau – Brasil with 15 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica Rosada S.A.	Eólica Rosada with 30 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica São Paulo	Eólica São Paulo with 18 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos I	Eólica Goiabeira with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos II	Eólica Ubatuba with 13 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos III	Eólica Santa Catarina with 16 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos IV	Eólica Pitombeira with 27 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos V	Eólica São Januário with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VI	Eólica Nossa Senhora de Fátima with 29 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VII	Eólica Jandaia with 29 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VIII	Eólica São Clemente with 19 MW	Eletrobras Furnas (49.0%)

Enegia dos Ventos IX	Eólica Jandaia I with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos X	Eólica Horizonte with 14 MW	Eletrobras Furnas (49.0%)

Brazilian Government Programs

In addition to the Proinfa program created by the Brazilian Government in 2002 to create certain incentives for the development of alternative sources of energy (discussed more fully in “The Brazilian Power Industry – Proinfa”), we also participate in four additional Brazilian Government programs:

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

Research and Development

See “Item 5.C, Research and Development, Patents and Licenses”

International Activities

As of December 31, 2011, we did not operate internationally. However, as part of our strategy we continue to explore certain opportunities in international electricity markets and selectively identify profitable opportunities in these markets for the future, mainly related to the integration of the electrical power systems in the Americas. As part of our internationalization plan, we have established a representative office in Lima, Peru; Panama City, Panama and Montevideo, Uruguay in order to comply with local rules, which provide that concessions may only be granted to companies that maintain a local representative office. These offices will also provide a connection between us and partners in Latin America. We are actively seeking to invest in generation projects in other Latin America countries and we have also already begun to commercialize power with some of these countries. We also hold equity interests in two specific purpose entities (SPEs), in Peru and in Nicaragua, which are currently undertaking feasibility studies for hydro generation projects. Furthermore, we are in the process of obtaining the necessary licenses for the construction in Brazil of an interconnection line between Brazil and Uruguay, which is scheduled to begin still in 2012. As part of the expansion strategy, we may also identify and pursue selected growth opportunities, including renewable energy and transmission lines, outside of South America.

Profit Sharing and Pension Plans

Our collective bargaining agreement establishes a profit-sharing plan based on the achievement of targets. Such targets are established annually in May of each year following negotiation with the labor unions and the approval of the Brazilian Government. For the years ended December 31, 2011, 2010 and 2009, we paid R$317 million, R$296 million and R$285 million, respectively, to our employees by way of profit-sharing (at the holding company level only, we paid R$38 million in 2011, compared to R$35 million in 2010 and R$27 million in 2009).

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

In order to build a hydroelectric plant, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environment impact is considered significant, such as generation projects with an output above 10 MW, as well as transmission lines above 230 kV, together with certain other environmentally sensitive projects, first, a basic environmental impact study must be prepared by outside experts who make recommendations as to how to minimize the impact of the plant on the environment. The study, together with a special environmental report on the project prepared by the company, is then submitted to federal, state or local governmental authorities, depending on the projected impact, for analysis and approval. Once approved, the project goes through a three stage licensing process, which comprises a license to attest the viability of the project, a license to begin work, and a license to operate the project. In addition, the company is required by law to devote 0.5% of the total cost of any investment in new projects with a significant environmental impact to environmental preservation. Since the early 1980’s, the Brazilian electricity sector has endeavored to improve its treatment of the social and environmental aspects of power project planning, implementation and operation. In general, our generation subsidiaries are in compliance with applicable environmental regulations in Brazil, and the environmental policies and guidelines of the electricity sector. Our generation and transmission facilities benefit from certain exemptions to licensing requirements because their operations commenced before the applicable environmental legislation, some environmental authorities have issued notices of infringement alleging the absence of environmental licenses. See “Item 8.A, Consolidated Financial Statements and Other Information – Litigation – Environmental Proceedings.”

As of December 31, 2011, our subsidiary Eletrobras Eletronuclear operated two nuclear power plants in the State of Rio de Janeiro, Angra I and Angra II. Because Eletrobras Eletronuclear initiated its activities before the enactment of an environmental legislation, Angra I was licensed by CNEN under the nuclear and environmental regulations in effect at that time. A study group formed by the Federal Public Attorney’s Office, CNEN, the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (or IBAMA), the Fundação Estadual de Engenharia do Meio Ambiente (or FEEMA), Eletrobras Eletronuclear and Eletrobras was established to prepare a Termo de Ajustamento de Conduta (a Term of Adjustment or TAC) according to which the guidelines for the environmental licensing update procedure should be established. Angra II has obtained all the environmental licenses necessary for its operations, but the Federal Public Attorney’s Office challenged its renewal, which it conditioned upon the compliance with a TAC and according to which Eletrobras Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Until these obligations are accomplished IBAMA, ANEEL and CNEN should abstain from issuing any definitive licenses or authorizations for the operation of Angra II. An assessment comprising the accomplishments of the TAC was issued by IBAMA to the Public Attorney in June 2006. Eletrobras Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil. See “Item 3.D, Risk Factors – Risks Relating to Our Company – We may be liable for damages, subject to further regulation and have difficulty obtaining financing if there is a nuclear accident involving our subsidiary Eletrobras Eletronuclear.”

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

According to ANEEL, in December 2011, when taking into account the SIN generating units, the power generators installed in the isolated systems and in the generators owned by individuals, Brazil had a total installed capacity of 116,796 MW.

Currently, the SIN is divided into four electric sub-systems: South-East/Center-West, South, North-East and North. One of the goals of the PDE is to complete the integration of the isolated systems of Manaus-Macapá, into the North sub-systems by November 2012.

In addition to the SIN, there are also the isolated systems, i.e., those systems that do not make part of the SIN, are generally located in the Northern and North-Eastern regions of Brazil, have as sole source of energy the electricity generated by coal-fired and oil-fuelled thermal plants which are extremely pollutants and have a generation cost three to four times higher than, for instance, a hydro-electric power station. The CCC account was introduced by article 13, III of Law No. 5899, of July 5, 1973, as amended, with the purpose of generating financial reserves payable to distribution companies and to some generation companies (all of which must make annual contributions to the CCC Account) in order to cover some of the costs of the operation of thermoelectric plants in the event of adverse hydrological conditions, and also of subsidizing the electricity generated by the “isolated systems” in order to allow consumers of the isolated systems to bear charges for electricity equivalent to the charges borne by consumers served by hydraulic generation. There is currently a significant discrepancy between charges paid by consumers in the Northern and Northeastern regions when compared to what is charged from the Southern/South-Eastern Region consumers. Therefore, interconnecting the isolated systems to the SIN would enable consumers from these regions to have access to hydroelectric energy sources, which results in reduced production costs and a convergence of prices in these regions to other regions of the country.

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

According to ANEEL, the total installed electricity generation capacity in Brazil in 2011 was 116,795,837 KW with 2,575 operating ventures. Currently, there are 172 ventures currently under construction and another 505 with permits granted. An additional generation capacity of 49,555,018 KW is expected in the coming years.

Pursuant to the EPE 10 Year Plan, Brazil’s total installed power generation capacity is projected to increase to 171.1 GW by 2020, of which 115.1 GW (67.27%) is projected to be hydroelectric and 56.0 GW (32.7%) to be thermoelectric and from other sources.

We currently control approximately 36% of the installed power generating capacity within Brazil and are responsible for approximately 56% of the installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. The remainder of the market is held by several companies including Cemig, Copel, Tractebel, CPFL, Duke and Brasil Energia. Certain of these companies have entered into joint venture arrangements in the past.

In net revenue terms, we believe we are the largest generation and transmission company in Brazil. We principally compete for generation and transmission businesses through a competitive auction process.

In 2011, according to the Empresa de Pesquisa Energética (the Energetic Research Company or EPE), the electricity consumption in Brazil reached 455,660 GWh, which represented an increase compared to total consumption in 2010 by 7.2%. The electricity consumption in Brazil in 2010 was 422,848 GWh according to EPE, which represented a 1.26% decrease compared to the total consumption of 428,250 GWh in 2009.

Historical Background

The Brazilian Constitution provides that the development, use and sale of energy may be undertaken directly by the Brazilian Government or indirectly through the granting of concessions, permissions or authorizations. Historically, the Brazilian power industry has been dominated by generation, transmission and distribution concessionaires controlled by the Brazilian Government. This changed during Fernando Henrique Cardoso’s administration (1995-2002), during which many state controlled companies were privatized in an effort to increase efficiency and competition. In recent years, the Brazilian Government has taken a number of measures to remodel the power industry. In general, these measures were aimed at increasing the role of private investment and eliminating foreign investment restrictions, thus increasing overall competition in the power industry.

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

•

the establishment of a self-regulated body responsible for coordinating the purchase and sale of electric energy available in the Interconnected System (Mercado Atacadista de Energia Elétrica – MAE), or the Wholesale Energy Market – MAE, an entity which replaced the prior system of regulated generation prices and supply contracts. The Wholesale Energy Market – MAE was later replaced by the CCEE;

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

•

In March 2002, the CGE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Brazilian Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary tariff readjustment to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing; and

•

On March 15, 2004, the Brazilian Government enacted the Law No. 10,848 and on July 30, 2004, the Decree No. 5.163, or the Electricity Regulatory Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, which law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004, and is still subject to further regulation to be issued in the future. See “ – Challenges to the Constitutionality of the Electricity Regulatory Law.”

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

Penalties

Law No. 9,427 of December 26, 1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulation govern the imposition of sanctions against the agents of the electricity sector and classify the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice or, for independent producers or self producers, the estimated amount of energy produced in the same period. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including the following (pursuant to ANEEL Resolution No. 63/2004, as amended from time to time):

•	entering into certain related party transactions;

•

sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services;

•	changes in controlling interest of the holder of the authorization or concession; and

•	non-compliance with the schedule for the beginning of the commercial operation of the power plant, as previously approved by the ANEEL through the relevant contract.

With respect to contracts executed between related parties that are submitted for ANEEL’s approval, ANEEL may seek to impose restrictions on the terms and conditions of these contracts and, in extreme circumstances, determine that the contract be terminated early.

Furthermore, ANEEL has the institutional role of controlling the transactions of the energy industry, requiring that such transactions (change of control of the agents of the electric energy sector) be submitted to its prior approval before its implementation.

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

One of the principal roles of the CCEE is to conduct public auctions on the Regulated Market, see “ – The Electricity Regulatory Law; the Free Market and the Regulated Market – The Regulated Market.” In addition, the CCEE is responsible, among other things, for: (i) registering all the energy purchase agreements in the Contratos de Comercialização de Energia no Ambiente Regulado (Regulated Market or CCEAR), and the

agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, see “ – The Electricity Regulatory Law; the Free Market and the Regulated Market – The Free Market;” and (ii) accounting and clearing of short-term transactions.

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

The MME determines the maximum price of the energy sold in the regulated market through auctions, as specified under Decree No. 5,163 of 2004

Energy Research Company

On August 16, 2004 the Brazilian Government enacted a decree creating the Empresa de Pesquisa Energética (Energy Research Company or EPE) a state-owned company which is responsible for conducting strategic research on the energy industry, including with respect to electrical energy, oil, gas, coal and renewable energy sources. The research carried out by EPE is subsidized by the MME as part of its policymaking role in the energy industry. Furthermore, EPE is the entity in charge of the technical qualification of the projects participating in the bids promoted by ANEEL for sale of energy.

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

We operated approximately 56% of the high-voltage transmission networks in Brazil, as of December 31, 2011.

The operation and management of the Basic Network is the responsibility of ONS, which is also responsible for managing power dispatching from plants on optimized conditions, involving use of the Interconnected Power System hydroelectric reservoirs and fuel thermal plants.

Our transmission system, which consists of a set of transmission lines interconnected to substations, is comprised of approximately 54,104.94 kilometers of transmission lines, corresponding to approximately 56% of the total lines in Brazil with a voltage higher or equal to 230 KV.

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

The Electricity Regulatory Law; the Free Market and the Regulated Market

The Electricity Regulatory Law introduced material changes to the regulation of the power industry with a view to: (i) remedying the deficiencies in the Brazilian electric system and (ii) creating incentives to ensure growth in the electrical energy sector to support Brazilian economic and social development. Through this law, legislators attempted to protect the distribution concessionaires’ captive consumers and to make low cost electrical energy continuity, which has a minimal environmental impact, available. The key features of the Electricity Regulatory Law included:

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

Challenges to the Constitutionality of the Electricity Regulatory Law

Some aspects of the Provisional Measure No. 144, as of December 10 2003, which originated the Electricity Regulatory Law, are being challenged in the Brazilian Supreme Court in Lawsuits No. 3090 and 3100. The provisional requests of both lawsuits were denied by the Brazilian Supreme Court in a decision published on October 26, 2007. A final decision on this matter is subject to majority vote of the 11 judges, provided that a quorum of at least eight justices must be present. To date, the Brazilian Supreme Court has not reached a final decision and we do not know when such a decision may be reached. The Brazilian Supreme Court ruled by six votes to four to deny the provisional measure requested to suspend the effects of the Electricity Regulatory Law until the final decision on the case has been made; however, a final decision remains pending. Therefore, the Electricity Regulatory Law is in force as of March 15, 2004 to present date. Regardless of the Supreme Court’s final decision, certain portions of the Electricity Regulatory Law relating to restrictions on distribution companies performing activities unrelated to the distribution of electricity, including sales of energy by distribution companies to free consumers and the elimination of self-dealing are expected to remain in full force and effect.

If all or a relevant portion of the Electricity Regulatory Law is determined unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the Electricity Regulatory Law may lose its effectiveness, generating uncertainty as to how the Brazilian Government will define the rules for the electrical energy sector. Considering that we have already purchased virtually all of our electricity needs through our subsidiaries both in the ACR and ACL and that the pass through to tariffs of such electricity is expected to continue to be regulated by the regime predating the Electricity Regulatory Law, irrespective of the outcome of the Supreme Court’s decision, we believe that in the short term, the effects of any such decision on our activities should be relatively limited. The exact effect of an unfavorable outcome of the legal proceedings on us and the electricity industry as a whole is difficult to predict, but it could have an adverse impact on our business and results of operations even in the short term (see “Risk Factors – Risks Relating to the Brazilian Power Industry”).

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

Nevertheless, electricity generated by plants qualified under the Proinfa, nuclear power plants and Itaipu are governed by a special regimen for commercialization and, therefore, are not subject to either the Regulated or the Free Market. The electricity generated by Itaipu, the most relevant among energy sources governed by separate regimes including Decree 4,550 of December 27, 2002, is sold to us and sold to distribution concessionaires in the south and center-south-eastern power markets in proportion to their market share in those markets. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to full pass-through to distribution tariffs.

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

Recently, ANEEL’s calculation methods used for the annual adjustment of distribution tariffs was questioned. In 2008, the Federal Budget Oversight Board convened to discuss the tariff adjustment of certain companies, and it concluded that consumers paid more than necessary to the distribution companies in moments of high energy demands. The oversight board concluded that since 2002 these payments exceeded those estimated for the tariffs, which unduly increased the distribution companies’ revenues. This additional gain was incorporated in Parcel B of the distribution tariff, which is how the distribution companies are remunerated. The analysis uncovered an irregular gain by the distribution companies of about R$7 billion from 2002 to 2008, which on average resulted in a gain of R$1 billion per year. This excess gain should have been passed on to consumers, leading to a decrease in the tariff. Because the distribution companies did not pass on these gains, São Paulo’s Foundation for the Protection of the Consumers (Procon-SP) filed a lawsuit demanding restitution for those consumers. The distribution companies did not agree with the demands for restitution. As a result, a Parliamentary Investigation Commission was established (CPI das Contas de Luz) to discuss potential solutions.

The issue arose due to the methodology used to calculate the tariff adjustments. ANEEL used the total revenue of the previous twelve months without taking into consideration the future demand for energy. Therefore, the concessionaries did not consider the estimated growth of 5% per year in energy demand when making their calculation, resulting in excessive gains by these distribution companies.

ANEEL admitted that the calculation method was flawed and proposed to fix it by changing Ministerial Order No. 25/2002. There is no consensus as to whether or not the ministerial order could be amended. Moreover, the distribution companies claim that any amendment would constitute a breach under the concession agreements.

Accordingly, the regulators decided to amend all the concession agreements in order to establish the new calculation method for the annual tariff adjustment. With respect to amounts that were incorrectly charged, the regulators decided to make the concession agreement amendments effective as of 2009.

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

Law No. 12,111 amended the formula for calculation of the CCC Account relating to the Isolated System. The amount of the reimbursement through the CCC Account is equal to the total cost of generation minus the total amount of energy utilized by the agent at the average unitary energy price determined at auctions of the Interconnected system. The total cost of generation includes the cost of fuel, the cost of energy purchased and associated power, operation and maintenance costs for distribution, asset depreciation, return on investment, energy sector fees, goods circulation tax (provided it is not compensated by the distribution company) and other costs associated with the rendering of services in remote regions. Our subsidiaries which produce energy in the North of Brazil are being reimbursed for their production costs through the CCC Account. The CCC Account’s regulatory agency established thresholds for costs associated with the generation of energy, and costs above these thresholds are not reimbursed.

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

Electric Power Services Supervision Fee – TFSEE

ANEEL also charges a supervision fee from electric power services agents and concessionaires. This fee is called the Electric Power Services Supervision Fee (or TFSEE) and was created under Law No. 9,427 of December 26, 1996, as amended by Law No. 12,111 of December 9, 2009, and is charged at the rate of 0.5% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires. This fee is collected by ANEEL in twelve monthly installments.

Financial Compensation For Use Of Water Resources (CFURH)

The states, the Federal District, and municipalities, as well as direct public federal administration bodies all receive financial compensation from generating companies for use of water resources and loss of productive land due to the flooding of the area for the construction and generation of electric power. CFURH is based on power output and paid to the states and municipalities in which the plant or reservoir is situated. ANEEL is responsible for the collection and management of such fee. This charge is not assessed on Small Hydroelectric Power Plants, as they are exempt from this requirement.

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

•	Eletrobras Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II, and is planning to construct a third, Angra III;

•

Eletrobras Amazonas Energia, which engages in generation and distribution in the State of Amazonas. Eletrobras Amazonas Energia operates in the interior of the State of Amazonas, an area that, until March, 2008, was operated by Ceam, which was previously directly held by Eletrobras but no longer exists as a standalone operating company;

•	Eletrobras Eletrosul, which engages in transmission activities in the State of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná;

•	Eletrobras Distribuição Piauí, which engages in distribution activities in the State of Piauí;

•	Eletrobras Distribuição Alagoas, which engages in distribution activities in the State of Alagoas;

•	Eletrobras Distribuição Rondônia, which engages in distribution activities in the State of Rondônia;

•	Eletrobras CGTEE, which owns and operates thermal plants in the south region of Brazil; and

•	Eletrobras Distribuição Acre, which engages in distribution activities in the state of Acre.

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

The following organizational chart shows our summarized shareholder structure and subsidiaries as of the date of this annual report (we also have minority shareholdings in 30 state utility companies throughout Brazil, not indicated in this chart):

Note: IC stands for installed capacity and TL stands for transmission line.

On February 22, 2008, the Board of Directors of our subsidiary Eletrobras Eletrosul resolved to purchase 69,352,857 shares, or 51% of the total shares, of Empresa de Transmissão de Energia de Santa Catarina S.A. – SC Energia and 72,537 shares, or 51% of the total shares, of Empresa de Transmissão de Energia do Rio Grande do Sul S.A. – RS Energia, each of which focuses on the transmission of electricity. The acquisitions were approved by ANEEL in Authoritative Resolution No. 1,665 on November 18, 2008, and the acquisition was completed on February 11, 2009. This acquisition improved our transmission capacity in the southern region of Brazil by providing us with an additional 620 km of transmission lines (360 km from Energia de Santa Catarina S.A. – SC Energia, and 260km from Empresa de Transmissão de Energia do Rio Grande do Sul S.A. – RS Energia).

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

D. Property, Plant and Equipment

Our principal properties consist of hydroelectric generation plants and transmission networks which are located all over Brazil. The book value of our total property, plant and equipment as of December 31, 2011, December 31, 2010 and December 31, 2009 was R$53,215 million, R$46,682 million and R$41,598 million, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

ITEM 4A. UNRESOLVED STAFF COMMENTS

On December 30, 2011, we received a comment letter from the staff of the SEC relating to our 2010 Form 20-F. We responded to the staff’s comment letter on January 31, 2012. The staff responded to our response letter, and we filed a response to the staff’s further comments on April 13, 2012. The staff has yet to resond to our April 13, 2012 letter. The SEC has raised a number of questions with respect to our audited financial statements. Some of the information the staff requested is reflected in the notes to the financial statements included in this Form 20-F.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report.

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. Our revenues derive mainly from:

•

the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2011, 2010 and 2009 accounted for R$19,093 million or 64.7%, R$18,398 million, or 68.6% and R$16,007 million, or 69.0% of our total net revenues, respectively;

•	the transmission of electricity, which in 2011, 2010 and 2009 accounted for R$7,778 million or 26.3%, R$5,894 million or 21.9% and R$4,607 million or 19.9% of our total net revenues, respectively; and

•

the distribution of electricity to end consumers, which in 2011, 2010 and 2009 accounted for R$2,467 million or 8.4%, R$2,413 million or 8.9% and R$2,498 million or 10.8% of our total net revenues, respectively.

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

Nevertheless, the crisis did not significantly affect the growth rate of the Brazilian economy, with GDP increasing 5.1% in 2008. Inflation, as measured by IPCA, was 5.9% for the year ended on December 31, 2008, which was within the target established by the Central Bank. The inflation rate remained within this range primarily as a result of the Central Bank increasing the base interest rate in 2008 from 11.25% to 13.75%.

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

In 2011, GDP increased 3.3% due to continued growth in domestic demand. This reduction in the rate of growth, compared to 2010, can be explained by the reduction of global growth.

The official inflation rate, measured by IPCA, reached 6.5%, as a result of internal and external factors. Internally, increased demand and increased services, housing and transportation prices put pressure on the inflation index. External pressures associated with commodities prices also impacted the inflation index.

As for monetary policy, the Central Bank, in response to the worsening of the international financial crisis, sought to stimulate domestic growth, launch the strategy of gradual cuts in the Selic rate target in the final months of 2011, which ended the year at a level of 11% per year (4.2% in real terms). Additionally, the monetary authority reversed, in part, the containment of consumer credit introduced in December 2010. For example, on April 18, 2012, the Central Bank reduced the Selic rate by 75 basis points to 9.0%.

With regard to the Brazilian balance of trade in 2011, Brazil posted a surplus of U.S.$29.8 billion, with exports totaling U.S.$256.0 billion (26.8% higher than in 2010), mainly due to the recovery of the world economy and an increase in commodity prices. Imports amounted to U.S.$226.2 billion in 2011 compared to U.S.$181.6 billion in 2010, an increase of 24.5%. This growth was driven by the appreciation of the real and the growth of domestic demand.

The balance of payments reached a surplus of U.S.$49.1 billion in 2010 and a surplus of U.S.$58,6 billion in 2011. The current account presented a deficit of U.S.$47.4 billion in 2010 and a surplus U.S.$52.5 billion in 2011 (which equates to 2.2% and 2.1% of GDP, respectively), compared to the deficit of U.S.$24.3 billion, or 1.52% of GDP, recorded in 2009. Net inflows of foreign direct investment reached a record value of U.S.$48.5 billion in 2010, an increase of 86.8% compared to the previous year’s outcome and U.S.$66.6 billion in 2011 37.4% higher. Foreign portfolio investment showed net inflows of U.S.$18.4 billion in 2011, 72.8% lower than in 2010 and showed net inflows of U.S.$35.3 billion in 2011, 44.0% lower than in 2010.

The exchange rate in 2011 experienced high volatility. However, the heavy influx of capital did not cause the real to appreciate. As a result, the real/U.S. dollar exchange rate increased in 2011 from R$1.67 to R$1.88/1.00.

The Central Bank’s policies with respect to both the spot and futures markets have caused international reserves to grow 22.0%, totaling U.S.$352.0 billion in December 2011.

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the periods indicated:

	Year Ended December 31,
	2011		2010		2009
GDP growth rate		3.3%		7.49%		(0.20)%
Inflation (IGP-M)		5.1%		11.32%		(1.71)%
Inflation (IPCA)		6.5%		5.72%		4.31%
Appreciation (depreciation) of the real vs. the U.S. dollar		12.6%		4.31%		25.50%
Period-end exchange rate – U.S.$1.00	R$	1.8758	R$	1.660	R$	1.741
Average exchange rate – U.S.$1.00	R$	1.6746	R$	1.756	R$	1.997

Sources: Fundação Getúlio Vargas, Ipeadata Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

Electricity consumption in Brazil registered an increase of 3.6% in 2011, higher than the GDP growth rate for the same period of 3.3. All consumer classes showed growth in electricity consumption, particularly residential and commercial consumers, which increased by 4.6% and 6.3%, respectively.

After the economic downturn in 2009, 2010 showed a strong recovery in industrial production, which positively impacted industrial consumption of electricity. In 2011, industrial consumption increase 2.3% mainly due to higher consumption of mineral extraction and mining industries. The Center-West region of Brazil showed the largest growth in industrial consumption, with growth rates of 16.6%.

The electric power consumption in Brazil by geographic region is presented below:

Energy Consumption in the Network (GWh):

Consumption Class					2011	2010	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	6,192	14,188	3,714	3,547	27,641	25,914	5.4
Northeast	20,143	28,735	10,758	12,149	71.785	70,993	0.8
Southeast	59,349	102,419	40,420	27.496	229,684	25,108	3.5
South	17,804	30,636	12,656	11,394	72,490	70,803	4.2
Center-West	8,610	7,632	5,987	6,278	28,506	26,149	8.3

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

While Itaipu produces a large amount of electricity, the Itaipu treaty requires that sales of Itaipu electricity be made on a no-profit basis, with no net effect on our results of operations.

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

Beginning in 2010, we began to account for Itaipu as a financial asset on our balance sheet and record its income under other operating revenues. We applied these changes retroactively to our financial statements as of and for the year ended December 31, 2009. For a further discussion of these changes in accounting treatment of Itaipu, see Notes 3.11 subsections II and IV.

Exchange Rate Variations

Fluctuations in the value of the real against the U.S. dollar, particularly devaluations and/or depreciations of the real, have had and will continue to have an effect on the results of our operations. In particular, pursuant to the Itaipu treaty, all revenues from Itaipu are denominated in U.S. dollars. Because the financial statements of Itaipu Binacional are prepared in U.S. dollars and translated to reais at the exchange rate published by the Central Bank at the period end, any movement in the exchange rate between the real and the U.S. dollar can have a major impact on our results, in particular the “Foreign exchange and monetary gain” component of the line item “Financial income (expense), net.”

However, because pursuant to the Itaipu treaty the operation of Itaipu is not permitted to have any net effect on our operating results, any loss or gain incurred as a result of any appreciation or depreciation of the U.S. dollar against the real, among other things, will subsequently be compensated for by the tariffs we charge to our residential and rural consumers. In our income statement, the effects of Itaipu on the line items described above are netted out and recorded in the line item “Deferred loss from Itaipu.” Until that compensation takes place, the accumulated results of profits or losses from Itaipu operations, net of compensation through tariff adjustments, is carried on our balance sheet as a current asset under “Reimbursement rights.”

Eletrobras Eletronorte

For many years our subsidiary Eletrobras Eletronorte was used as a vehicle for the development of Brazil’s northern region, functioning in some ways as a development agency. In particular, it has supplied electricity pursuant to supply contracts at prices which did not cover its costs. We began to re-negotiate these supply contracts, which are mainly with companies in the aluminium smelting industry, in 2004 with the aim of revising the tariffs to cover Eletrobras Eletronorte’s operating costs and gradually pay off its debts. Eletrobras Eletronorte entered into a contract on May 11, 2004 to sell electricity to ALBRAS to provide electrical energy for ALBRAS’ industrial operations, priced on the basis of the international aluminium price. This contract came into effect on June 1, 2004. ALBRAS may terminate the contract with two years’ notice if they elect to discontinue production or start using their own resources for power generation. ALBRAS is not required to pay any amounts related to termination. The total term of this contract is 20 years and the contract includes an energy prepayment of R$1.2 million. See Note 42 of the Financial Statements.

One of the main sources of income of Eletrobras Eletronorte derives from the hydroelectric plant of Samuel, whose initial concession expired in September 2009. On July 18, 2006, Eletrobras Eletronorte requested from ANEEL an extension of such concession, which was granted on March 11, 2010 for an additional 20 years.

For 2011 the net gains attributable to Eletrobras Eletronorte amounted to R$67.5 million, compared to gains of R$139.8 million in 2010 and gains of R$584.5 million in 2009.

Regulated Distribution Tariffs

For 2011, 8.4% of our net revenues were derived from the distribution of electricity. The distribution companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated and adjusted by ANEEL only in accordance with the process set out in “Item 4.B Business Overview – The Brazilian Power Industry – Distribution Tariffs.”

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

Investments in Associates

When necessary, the financial statements of our associates are adjusted so as to conform their accounting policies to our accounting policies and assumptions, which apply the equity method of accounting in compliance with IAS 27 and 28.

Impairment

In compliance with IAS 36 “Impairment of Assets,” we analyze the recoverability of the book value of our assets annually, and as and when required. If we find evidence that an asset might not be recoverable, we estimate the chances of its recoverability. When the residual accounting value of the asset exceeds the recoverable value of such asset, we revaluate the asset downwards, with such resulting amount being known as an impairment. This impairment is then recognized as a provision for the period. If it is not possible to estimate the recoverable amount of an individual asset, we estimate the probability of recovery of the cash generating unit to which such asset belongs. When using this technique, we discount the estimated future cash flows to present value based on a discounted rate before tax which reflects the market conditions, current money value and specific risks related to such asset group. The recoverable value of an asset or such cash generating unit is reviewed periodically. Such reversal will have an impact on our income statement and as well as the book value of the relevant asset or cash generating unit.

Reserves for Contingencies

We are party to certain legal proceedings. Apart from the compulsory loans, we record provisions in compliance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” which provides that an estimated loss should be recorded when the information available before publication of our applicable financial statements indicates a probability that a future event may give rise to the devaluation of any asset or upon identification of a liability incurred and such liability can be estimated. In compliance with IAS 37, we do not record a provision if the chance of loss in a claim is “remote” or “reasonably possible.” In addition, we do not record provisions for administrative proceedings when those provisions have reached court. We account for the costs which may arise from resolving legal proceedings as discussed under “Risk Factors relating to the Company.” In calculating these accruals, we consult outside and internal counsel that represent us in these proceedings, and our estimates are based on an analysis of possible results, taking into account the applicable litigation and settlement strategies. We request quarterly an inventory of the proceedings being handled by our outside legal counsel that identifies the cases where we have potential losses. Accounting for contingencies requires significant judgment by our management concerning the estimated probabilities and ranges of exposure to potential liability. This is particularly true in the context of the impact of Brazilian tax legislation on us because such legislation has historically proved uncertain in scope and application.

Employee Benefits

We sponsor a defined benefit pension plan that covers almost all of our employees. The actuarial liabilities related to this plan are accounted for in compliance with IAS 19, “Employee Benefits” and are valued by an independent actuary. In addition, we and some of our subsidiaries have also established post retirement health care plans and subsidize whole life insurance premiums for “Post retirement Benefits other than Pensions.” Estimates of the evolution of medical attendance costs, and biometrical and economical hypotheses, as well as historical information on incurred expenses and employees’ contributions are also taken into consideration.

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

Taxes on Income

We account for income taxes in compliance with IAS 12, “Income Taxes.” IAS 12 provides that we recognize the effects of deferred tax losses and temporary differences in our consolidated financial statements. We recognize a valuation allowance when we believe there is a higher probability that we will not fully recover tax credits in the future. This requires us to carry out estimates on our current tax exposure and assess the temporary differences resulting from the different treatment given to certain items for tax and accounting purposes. These differences give rise to deferred asset and liability taxes, which are presented in our consolidated balance sheet. Accordingly, we assess the probability that our deferred tax credits will be recovered from future taxable income. In the event that we believe that such recovery will not be probable, we recognize a valuation allowance and also recognize a tax expense in our income statement. Any reduction of the valuation allowance leads to recognition of a tax benefit in our income statement. The determination of our provision for income tax or deferred asset and liability income taxes requires significant estimates and judgments by our management. For each future tax credit, we assess the probability that the related tax asset will not be recovered in whole or in part.

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

Taxes on Revenues

Taxes on revenues consist of Imposto sobre a Circulação de Mercadorias e Serviços – ICMS (or VAT), a sales tax charged on gross revenues. We are subject to different VAT rates in the different states in which we operate, with the VAT rates ranging from 7.0% to 27.0%. Pursuant to applicable regulations, we are not liable for any taxes or revenues in our transmission segment.

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

Deferred Loss from Itaipu

As discussed above in “ – Principal Factors affecting our Financial Performance – Itaipu,” the net effect of the results of operations of Itaipu is recorded in this line item and the accumulated effects of Itaipu operations, net of compensation through tariff adjustments, is carried on our balance sheet as a current and noncurrent asset under “Financial asset – Itaipu.”

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

Financial Income (Expenses), Net

Financial Income

This reflects interest income and commissions we receive from loans we made in accordance with the provisions of Brazilian law that permitted us to act as a lender to certain public utility companies (see “Item 4.B, Business Overview – Lending and Financing Activities” for a description of our outstanding loans to other Brazilian utility companies).

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

A. Operating Results

The following table shows our revenues and operating expenses as a percentage of net operating revenues:

	Year Ended December 31,
	2011	2010	2009
Revenues
Electricity sales:
Distribution	18.4%	13.9%	14.3%
Generation	65.2%	74.0%	75.5%
Transmission	28.3%	23.5%	21.9%
Other operating revenues	4.1%	4.5%	5.2%
Taxes on revenues	(10.2)%	(10.3)%	(11.1)%
Regulatory charges on revenues	(5.8)%	(5.7)%	(5.7)%
Net operating revenues	100.0%	100.0%	100.0%

	Year Ended December 31,
	2011	2010	2009
Expenses
Operating expenses	(86.0)%	(86.1)%	(89.3)%
Financial expenses, net	0.8%	(1.4)%	(15.7)%
Gains on results of affiliated companies	1.6%	2.5%	6.8%
Income before income tax and social contribution	16.5%	15.1%	1.8%
Income taxes	(3.7)%	(5.6)%	3.6%
Minority interests	(0.1)%	(1.1)%	(1.5)%

Net income	12.6%	8.4%	3.9%

Consolidated Results

This section is an overview of our consolidated results of operations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2011 increased R$2,701 million, or 10.1%, to R$29,533 million from R$26,832 million in 2010. This increase was due to:

•

An increase of R$1,199 million, or 38.3%, from R$3,133 million in 2010 to R$4,332 million in 2011 in construction revenues, due to an increase in investments in concession assets, which include investments in our distribution and transmission infrastructure. The construction revenues were partially offset by the corresponding construction costs;

•

An increase of R$760 million, or 19.0%, from R$3,993 million in 2010 to R$4,753 million in 2011 in our transmission operating revenues, due to an increase in the transmission capacity in the national system and an increase in the financial revenue from financial transmission assets;

•

An increase of R$937 million, or 5.1%, in our generation operating revenues, due to: (i) an increase in the tariff for the electricity from Paraguay’s share of Itaipu that we sold, (ii) an increase in volume of energy sales and (iii) an increase in the prices under power purchase agreements; and

•

An increase of R$351 million, or 8.0%, from R$18,326 million in 2010 to R$19,263 million in 2011 in our distribution operating revenues, due to a 6.3% increase in sales recorded by our distribution companies in 2011 as compared to 2010. Additionally, we had an increase in the average tariff for final customers. Consumption in the industrial, residential and commercial segments increased by approximately 6.7%, principally as a result of increased consumer demand in northern Brazil.

These increases were partially offset by an increase of R$573 million, or 13.8%, from R$4,362 million in 2010 to R$4,713 million in 2011 in our deductions from operating revenues, due to an increase in the regulatory charges related to the extension of the RGR and the increase in the costs of reimbursements for CCC.

Net operating revenues for 2010 increased R$3,608 million, or 15.6%, to R$26,832 million from R$23,140 million in 2009. This increase was due to:

•

an increase of R$1,908 million, or 11.9%, in revenues from our generation segment resulting from an increase in tariffs and the fact that new generation plants, including Serra do Facão, Retiro Baixo and Foz do Chapecó, which began operations in 2010;

•

an increase of R$1,272 million, or 27.6%, in revenues from our transmission segment, primarily due to an increase in revenues from our SPE subsidiaries as a result of the construction on new transmission lines by our SPEs; and

•

an increase of R$415 million, or 16.6%, in revenues from our distribution segment, as a result of an increase in construction revenues as a result of new assets, principally transmission lines and substations, commencing operation in our transmission and distribution segment.

Operating Costs and Expenses

Operating costs and expenses for 2011 increased by R$2,299 million, or 10.0%, to R$25,390 million in 2011 from R$23,090 million in 2010. As a percentage of net operating revenues, operating costs and expenses increased to 86.1% in 2011, from 86.0% in 2010. The primary drivers of the increase in operating costs and expenses were:

•

a R$1,326 million, or 44.9%, increase in construction expenses to R$4,280 million in 2011 from R$2,953 million in 2010, mainly due to an increase in capital expenditures relating to transmission infrastructure projects, including the Rio Madeira and Tucuruí – Manaus transmission lines;

•

a R$637 million, or 95.1%, increase in other operating costs and expenses to R$1,306 million in 2011 from R$669 million in 2010, mainly due to the lease of equipment for our distribution facilities as a result of the expansion of our distribution network;

•

a R$352 million, or 14.1%, increase in operating provisions to R$2,849 million in 2011 from R$2,497 million in 2010, mainly due (i) operating provisions made by Furnas and Eletronorte in 2011, in the amount of R$498 million, for payments to certain employees as an inducement for early retirement, (ii) further provisions for contingencies, more specifically a legal provision for the Balbina hydro plant of R$131 million – for further information refer to “Litigation – Expropriation of Lands”;

•

a R$242 million, or 22.3%, increase in remuneration and reimbursements to R$1,329 million in 2011 from R$1,087 million in 2010, as a result of increased royalty charges due to the higher volumes of energy produced in 2011;

•	a R$214 million, or 32.7%, increase in the results to offset from Itaipu to R$655 million in 2011 from R$441 million in 2010, as a result of the increase in net revenues of Itaipu;

•

a R$132 million, or 8.3%, increase in depreciation and amortization to R$1,724 million in 2011 from R$1,592 million in 2010, mainly due to the fact that new generation plants, such as Candiota III, Dardanelos, Cerro Chato and Mangue Seco, began operations in 2011;

•	a R$67 million, or 5.0%, increase in grid utilization expenses to R$1,421 million in 2011 from R$1,354 million in 2010, mainly due to the fact that we used more third party transmission lines;

•

a R$21 million, or 6.6%, increase in the participation of employees and executive officers in our results to R$317 million in 2011 from R$296 million in 2010, mainly due to an increase in salaries, which increased in line with inflation; and

•

a R$0.3 million, or 4.1%, increase in personnel, supplies and services costs to R$7,671 million in 2011 from R$7,371 million in 2010, mainly due to an increase in average salaries in line with inflation.

Increases in these costs and expenses were partially offset by:

•

a R$929 million, or 21.5%, decrease in electricity purchased for resale to R$3,386 million in 2011 from R$4,315 million in 2010, principally due to (i) the fact that Eletrobras Amazonas Energia changed the way it records costs for electricity purchased for resale as it had previously aggregated fuel costs, which no longer apply as it now mainly uses natural gas, the cost of which is invoiced to it directly; and (ii) the delay of commencement of operations of the Candiota III generation plant from early 2010 to January 2011, which led to the purchase of energy by CGTEE during 2010 to fulfill the sales contracts entered into by Candiota III; and

•

a R$90 million, or 35.7%, decrease in fuel for the production of energy to R$163 million in 2011 from R$253 million in 2010, principally due to the fact that since 2011 we largely use natural gas for the production of energy as opposed to fuel.

Operating costs and expenses for 2010 increased by R$2,347 million, or 11.4%, to R$23,090 million in 2010 from R$20,661 million in 2009. As a percentage of net operating revenues, operating costs and expenses decreased to 86.0% in 2010, from 89.3% in 2009. The primary drivers of the increase in operating costs and expenses were:

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

Increases in these costs and expenses were partially offset by a R$611 million, or 28.5%, decrease in operating provisions to R$1,529 million in 2010 from R$2,140 million in 2009, mainly due to the reversal of a provision of R$576 million, which we made at the holding company level in 2009, by Eletrobras Amazonas Energia following a favorable court ruling, which remains subject to appeal.

Financial Income (Expenses), Net

Financial income (expenses), net was an income of R$234 million in 2011 compared to an expense of R$364 million in 2010. This increase was mainly due to the appreciation of the real against the U.S. dollar. On December 31, 2011, the exchange rate between the real and the U.S. dollar was R$1.8758, which is a 12.6% increase as compared to 2010.

Financial income (expenses), net was an expense of R$364 million in 2010 compared to an expense of R$3,638 million in 2009. This decrease was mainly due to a R$3,274 million, or 90.0%, decrease in expenses as a result of the appreciation of the value of the real against the U.S. dollar, which decreased Itaipu’s dollar-denominated financial expenses when measured in reais.

Equity Investments

Equity investments decreased R$187.0 million, or 27.9%, from R$670 million in 2010 to R$483 million in 2011 reflecting adjustments made by us to the results of certain affiliated companies.

Equity investments decreased R$902 million, or 57.4%, from R$1,571 in 2009 to R$670 in 2010 reflecting a decrease in revenues of our affiliated companies in 2010.

Income Taxes and Social Contribution

Income taxes and social contribution decreased by R$396 million, or 26.5%, to an expense of R$1,098 million in 2011 from an expense of R$1,494 million in 2010. The decrease was primarily due to the fact that we used certain tax credits in 2011, which we were able to claim as a result of payments of interest made on capital as shareholders’ compensation.

Income taxes and social contribution increased by R$2,331 million, or 278.6%, to an expense of R$1,494 million in 2010 from a credit of R$837 million in 2009. The increase was primarily a result of the appreciation of the value of the real against the U.S. dollar which increased the interest payments received from Itaipu as our loans to Itaipu are denominated in U.S. dollars. This increase in interest payments increased income, which in turn increased the amount of income tax and social contribution owed.

Minority Interest

Minority interest decreased R$275,5 million, or 84,65%, to an expense of R$29,5 million in 2011 from an expense of R$305,1 million in 2010, due to the fact that Eletrobras Eletrosul increased its equity participations in certain special purpose companies, which decreased our minority interest expense. For a further description of our equity participations in special purpose companies, see “Item 4.B, Business Overview – Lending and Financing Activities – Equity Participation.”

Minority interest decreased R$34 million, or 9.9%, to an expense of R$305 million in 2010 from an expense of R$339 million in 2009, due to the fact that Eletrobras Eletrosul and Eletrobras Eletronorte increased their equity participations in certain special purpose companies, which decreased our minority interest expense. For a further description of our equity participations in special purpose companies, see “Item 4.B, Business Overview – Lending and Financing Activities – Equity Participation.”

Net Income

As a result of the factors discussed above, our net income for 2011 increased R$1,209 million or 47.4% to a profit of R$3,762 million from a profit of R$2,553 million in 2010.

As a result of the factors discussed above, our net income for 2010 increased R$1,303 million or 104.2 % to a profit of R$2,553 million from a loss of R$1,250 million in 2009.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment increased R$437 million, or 5.1%, to R$19,093 million in 2011 from R$18,398 million in 2010 due to the factors set forth below.

Net operating revenues for the generation segment increased R$2,391 million, or 14.9%, to R$18,398 million in 2010 from R$16,007 million in 2009 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$310 million in 2011, or 1.7%, to R$18,413 million in 2011 from R$18,103 million in 2010, primarily due to an increase of 5% in the volume of electricity sold in our generation segment as a result of an increase in tariffs and the fact that new generation plants commenced operations during 2011.

Electricity sales increased R$1,643 million in 2010, or 10.0%, to R$18,103 million in 2010 from R$16,460 million in 2009, primarily due to an increase in tariffs and the fact that new generation plants commenced operations during 2010.

Other Operating Revenues

Other operating revenues for the generation segment decreased R$74 million, or 11%, to R$672 million in 2011 from R$746 million in 2010 principally due to fewer generation equipment rentals to third parties during the year compared with the prior years.

Other operating revenues for the generation segment decreased R$221 million, or 22.9%, to R$746 million in 2010 from R$967 million in 2009 principally due to fewer generation equipment rentals to third parties during the year compared with the prior years.

Taxes on Revenues

Taxes on revenues increased R$193.9 million, or 10.7%, to R$2,012.7 million in 2011 from R$1,818.8 million in 2010 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Taxes on Revenues” above.

Taxes on revenues increased R$133 million, or 8.6%, to R$1,818.8 million in 2010 from R$1,545 million in 2009 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Taxes on Revenues” above.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$111.0 million, or 11.0%, to R$1,118.8 million in 2011 from R$1,007.8 million in 2010 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues” above.

Regulatory charges on revenues increased R$124 million, or 14.0%, to R$1,008 million in 2010 from R$884 million in 2009 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues” above.

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased R$421 million, or 3.2% to R$13,691 million in 2011 from R$13,270 million in 2010. The primary components of this increase were:

•

a R$545 million, or 144.4%, increase in other operating expenses to R$768 million in 2011 from R$223 million in 2010. This increase was due to an increase in the average price of power generation equipment from third parties in the Isolated System and a decrease in the amount recovered from CCC reimbursement from excess operating costs;

•

a R$242 million, or 22.3%, increase in remuneration and reimbursements to R$1,329 million in 2011 from R$1,087 million in 2010. This increase was due to an increase in the volume of power generated and an increase in the amount paid to the states and municipalities where the plant’s reservoir is located;

•

a R$214 million, or 48.5%, increase in the results to offset from Itaipu to R$655 million in 2011 from R$441 million in 2010. This increase was due to an increase in the volume of power generated in Itaipu and the respective operating costs and expenses;

•

a R$211 million, or 15.1%, increase in depreciation and amortization to R$1,598 million in 2011 from R$1,387 million in 2010. This increase was mainly due to the commencement of new generation plant operations in 2011;

•

a R$154 million, or 11.8%, increase in operating provisions to R$1,460 million in 2011 from R$1,306 million in 2010. This increase was due to a R$132 million legal provision for the Balbina plant. For further information see “Litigation—Expropriation of Lands”; and

•

a R$76 million, or 6.0%, increase in grid utilization expenses to R$1,346 million in 2011 from R$1,270 million in 2010. This increase was due to increased use of the third party electricity grid as the result of the increase in the volume of power generated.

These increases were partially offset by:

•

a R$914 million, or 24.2%, decrease in electricity purchased for resale to R$2,867 million in 2011 from R$1,953 million in 2010. This decrease was due to the increase in the volume of energy purchased in 2010 as compared to 2011 as a result of the delay in the commencement of our Candiota III and Dardanelos power plant operations; and

•

a R$80 million, 32.9%, decrease in fuel for power generation to R$163 million in 2011 from R$243 million in 2010. This decrease was mainly due to the conversion from fuel to natural gas in our Amazonas Energia thermal plants.

Operating costs and expenses for the generation segment increased R$1,653 million, or 15.3% to R$13,270.3 million in 2010 from R$10,827 million in 2009. The primary components of this increase were:

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

Increases in these costs and expenses were partially offset by:

•

a R$101 million, or 8.5%, decrease in remuneration and reimbursements expenses from R$1.9 million in 2009 to R$1.1 million in 2010, due to a decrease in the total volume of energy generated to 229,944,139 MW in 2010 from 241,295,704 MW in 2009 and a decrease in royalty payments.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased R$1,884.1 million, or 32.0%, to R$7,778.7 million in 2011 from R$5,894.6 million in 2010 due to the factors set forth below.

Net operating revenues for the transmission segment increased R$1,272 million, or 27.6%, to R$5,894.6 million in 2010 from R$4,607 million in 2009 due to the factors set forth below.

Transmission of Electricity

Transmission of Electricity increased R$773.6 million in 2011, or 19.5%, to R$4,742.9 million in 2011 from R$3,969.3 million in 2010 as a result of an inflation adjustment to the fixed transmission tariff set by the Brazilian Government and the operation and construction of new transmission lines in 2011.

Transmission of Electricity increased R$293.5 million in 2010, or 8.0%, to R$3,969.3 million in 2010 from R$3,675.8 million in 2009 as a result of an inflation adjustment to the fixed transmission tariff set by the Brazilian Government and the operation and construction of new transmission lines in 2010, including the Rio Madeira and Tucuruí – Manaus transmission lines.

Other Operating Revenues

Other operating revenues for the transmission segment decreased R$55.0 million, or 38.0%, to R$156 million in 2011 from R$251 million in 2010 principally as a result of a decrease in leases of fixed assets, including poles used to transmit broadband.

Other operating revenues for the transmission segment increased R$121 million, or 117.5%, to R$251 million in 2010 from R$103 million in 2009 principally as a result of an increase in leases of fixed assets, including poles used to transmit broadband.

Taxes on Revenues

Taxes on revenues increased R$43.7 million, or 17.9%, to R$288.3 million in 2011 from R$244.6 million in 2010 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Taxes on Revenues” above.

Taxes on revenues increased R$24.6 million, or 11.2%, to R$244.6 million in 2010 from R$220 million in 2009 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$31.3 million, or 7.7%, to R$435.5 million in 2011 from R$404.2 million in 2010 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues” above.

Regulatory charges on revenues increased R$63 million, or 18.4%, to R$404.2 million in 2010 from R$341 million in 2009 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues” above.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased R$1,513.3 million, or 27.2%, to R$7,071.4 million in 2011 from R$5,558.1 million in 2010. The primary components of this increase were:

•

a R$1,424.9 million, or 66.5%, increase in construction expenses to R$3,567.9 million in 2011 from R$2,143.0 million in 2010. This increase was due to the start of construction on a number of new transmission lines and the ongoing construction on the Rio Madeira and the Tucuruí – Manaus transmission lines;

•

a R$212.4 million, or 66.8%, increase in operating provisions to R$530.5 million in 2011 from R$318.2 million in 2010. This increase was due to operating provisions made by Furnas and Eletronorte in 2011, for payments to certain employees as an inducement for early retirement;

•

a R$154.6 million, or 5.9%, increase in personnel, supplies and services expenses to R$2,766.2 million in 2011 from R$2,611.5 million in 2010. This increase was mainly due to an increase in average salaries in line with inflation; and

•

a R$10.7 million, or 6.6%, increase in the participation of employees and executive officers in our results to R$173.5 million in 2011 from R$162.8 million in 2010 as the participation of employees and executive officers in our results is determined by reference to salaries, which increased in line with inflation.

These increases were partially offset by a R$168.6 million, or 74.6%, decrease in other operating expenses to R$57.3 million in 2011 from R$225.9 million in 2010. This decrease was due to decreases in corporate costs and the payment of rent and equipment.

Operating costs and expenses for the transmission segment increased R$1,109 million, or 24.6%, to R$5,558.1 million in 2010 from R$4,504 million in 2009. The primary components of this increase were:

•

a R$781 million, or 57.3%, increase in construction expenses to R$2,143 million in 2010 from R$1,362 million in 2009, mainly due to an increase in costs relating to the construction of the Rio Madeira and the Tucuruí – Manaus transmission lines;

•

a R$157 million, or 6.4%, increase in personnel, supplies and services costs to R$2,612 million in 2010 from R$2,455 million in 2009, mainly due to an increase in the number of employees, an increase in incentive payments to certain employees as an inducement for early retirement, as well as an increase in average salaries; and

•

a R$90 million, or 85.1%, increase in profit sharing to R$196 million in 2010 from R$106 million in 2009 as the participation of employees and executive officers in our results is determined by reference to salaries, which increased during 2010.

Increases in these costs and expenses were partially offset by:

•	a R$233 million, or 50.8%, decrease in other operating costs to R$225.9 million in 2010 from R$459 million in 2009 related to decreases in corporate costs and the payment of rent and equipment.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased R$54.8 million, or 2.3%, to R$2,468 million in 2011 from R$2,413 million in 2010 due to the factors set forth below.

Net operating revenues for the distribution segment increased R$415 million, or 16.6%, to R$2,413 million in 2010 from R$2,498 million in 2009 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$219 million, or 5.6%, to R$4,148 million in 2011 from R$3,929.7 million in 2010. This increase was due to an increase of 6.3% in the volume of electricity sold as well as an increase in the average tariff for final customers.

Electricity sales decreased R$586.7 million, or 19.7%, to R$2,397.7 million in 2010 from R$2,984.4 million in 2009. The reduction was a result of changes in the prices for various classes of consumers.

Other Operating Revenues

Other operating revenues increased R$9.1 million, or 5.8%, to R$166.5 million in 2011 from R$157.4 million in 2010 principally due to fact that our distribution companies received a slight increase in rental payments from renting out its telecommunications lines to third parties.

Other operating revenues increased R$82 million, or 76.1%, to R$157.4 million in 2010 from R$108 million in 2009 principally due to the fact that our distribution companies received increased rental payments from renting out its telecommunications lines to third parties.

Taxes on Revenues

Taxes on revenues decreased R$2.0 million, or 0.3%, to R$702.0 million in 2011 from R$704.0 million in 2010 primarily due to the fact that we were able to use ICMS tax credits. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Taxes on Revenues” above.

Taxes on revenues increased R$23 million, or 2.9%, to R$704.0 million in 2010 from R$815 million in 2009 primarily as a result of our increased gross revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Taxes on Revenues” above.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$55.9 million, or 54.5%, to R$158.5 million in 2011 from R$102.6 million in 2010 primarily as a result of our increased gross revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues” above.

Regulatory charges on revenues increased R$60 million, or 64.4%, to R$102.6 million in 2010 from R$92 million in 2009 primarily as a result of our increased gross revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues” above.

Operating Costs and Expenses

Operating costs and expenses for the distribution segment decreased R$229 million, or 8.3%, to R$2,533 million in 2011 from R$2,762 million in 2010. The primary components of this decrease were:

•

a R$175 million, or 40.2%, decrease in operating provisions to R$260 million in 2011 from R$435 million in 2010. This decrease was mainly due to a reduction in our operating provisions for our distribution segment as we renegotiated a large number of contracts with defaulting customers;

•

a R$81 million, or 10.0%, decrease in construction expenses to R$729 million in 2011 from R$810 million in 2010, as a result of investments in our distribution infrastructure. The construction expenses were partially offset by the corresponding construction revenues; and

•	a R$10 million, or 11.9%, decrease in grid utilization expenses to R$74 million in 2011 from R$84 million in 2010, due to a decrease in the use of third party electricity grids.

These decreases were partially offset by:

•

a R$50 million, or 6.1%, increase in personnel, supplies and services expenses to R$924 million in 2011 from R$874 million in 2010. This increase was mainly due to an increase in average salaries in line with inflation; and

•

a R$43 million, or 122.8%, increase in other operating expenses to R$78 million in 2011 from R$35 million in 2010. This increase was mainly due to an increase in rental expenses for equipment used for power generation in the Isolated System.

Operating costs and expenses for the distribution segment increased R$547 million, or 19.7%, to R$2,762.1 million in 2010 from R$2,770 million in 2009. The primary components of this increase were:

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

These increases were partially offset by a R$31 million, or 9.9%, decrease in other operating expenses.

B. Liquidity and Capital Resources

Our principal sources of liquidity derive from the cash generated by our operations and from loans received from various sources, including the RGR Fund (established to compensate electricity concessionaires for uncompensated expenses when the concessions ended), loans from third parties, including certain international agencies, and realizations of various investments we have made with Banco do Brasil S.A., with whom we are required by law to deposit any surplus cash assets. In addition, on October 20, 2011 we issued U.S.$1.75 billion 5.75% notes due in 2021.

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

From time to time, we consider potential new investment opportunities and we may finance such investments with cash generated by our operations, loans, issuances of debt and equity securities, capital increases or other sources of funding that may be available at the relevant time. At present we have the ability to fund up to R$5 billion of capital expenditure out of existing resources without the need to access the capital markets. Those funds represent a portion of the revenues we have generated from our sales of electricity and the interest we have received from our lending activities.

Cash Flows

The following table summarizes our net cash flows for the periods presented:

	For the Year Ended December 31,
	2011	2010	2009
		(in R$ thousands)
Net Cash Flows:
Provided by operating activities	3,782,930	8,244,780	9,540,244
Provided by (used in) investing activities	(10,904,111)	(7,735,792)	4,069,482
Provided by (used in) financing activities	2,356,861	93,887	(1,480,936)

Total	(4,260,382)	602,875	3,089,826

Cash Flow from Operating Activities

Our cash flows from operating activities primarily result from:

•	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices; and

•

restricted deposits for legal proceedings in cases where we are a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court. Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In 2011, our cash flows from operating activities decreased R$4.4 billion, from R$8.2 billion in 2010 to R$3.8 billion in 2011. This variation was due to property acquisitions for our generation, transmission and distribution lines and an increase in capital in the SPEs.

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

In 2011, our cash flows from investing activities decreased R$3.1 billion, or 41.0%, from an outflow of R$7.7 billion in 2010 to and outflow of 10.9 billion in 2011. This variation was due to the acquisition of fixed and concession assets.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily reflect interest income we receive from short-term and long-term loans made to non-affiliated companies that operate in the Brazilian electricity sector.

In 2011, our cash flows from financing activities increased R$2.2 billion, from an inflow of R$93,887 million in 2010 to an inflow of R$2.3 billion in 2011. This variation was mainly due to an inflow of long-term loans.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2011, our balance sheet reflected retained reserves of R$44.6 billion, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration (see “Item 8.A, Consolidated Financial Statements and Other Information – Policy on dividend distribution”).

Capital Expenditure

In the last five years, we have invested an average of R$4.8 billion per year in capital projects. Approximately 49% was invested in our generation segment, 33% in our transmission segment and the balance in our distribution segment and other investments.

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

Our capital expenditures in 2009, 2010 and 2011 were R$6.8 billion, R$5.3 billion and R$5.2 billion, respectively.

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

D. Trend Information

Our management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information” and “Item 3.A, Risk Factors.” Fundamentally, we believe these trends will allow us to continue to grow our business and improve our corporate image:

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

F. Contractual Obligations

We set out below, on a segment basis, our long-term debt, long-term purchase obligations and long-term sale obligations for the periods presented:

	Payments due by period as of December 31, 2011
	(in U.S.$ millions)
	2012	2013	2014	2015	2016 and after
Long-term purchase obligations:
Generation	2,789	2,709	2,370	2,239	2,249
Transmission	—	—	—	—	—
Distribution	3,455	3,817	3,936	4,736	—

Total	6,244	6,526	6,306	6,975	2,249

Our leasing obligations are set as follows, as of December 31, 2011:

As of December 31, 2011
(in R$ millions)
Leasing obligations:
More than one year	142,997
More than one year and less than five years	714,984
More than five years	1,060,560
Present value of payments	1,918,541

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

Maurício Muniz Barreto de Carvalho – Board Member: Mr. Carvalho joined our Board of Directors on June 16, 2011. He currently holds the position of Brazil’s Secretary of the Growth Acceleration Program (Programa de Aceleração do Crescimento – PAC) having been appointed to that office in May 2011. Mr. Carvalho previously served as Principal of the Escola Nacional de Administração Pública (ENAP) in the areas of (1) Administration and Finance and (2) Managers and Servers Development from 1999 to 2002. In 2003, he was appointed as head of the Monitoring, Evaluation, Audit and Capacity Board of the Ministry of Education, and afterwards of the Educational Inclusion Programs Board. Mr. Carvalho served as Special Advisor for the Presidency from 2003 to 2004, when he was nominated Deputy Assistant Chief of Articulation and Monitoring of the Civil House of the Presidency, responsible for articulating government action and monitoring strategic projects, particularly the PAC. Mr. Carvalho has a Masters degree in Public Administration and Urban Planning and a Bachelors degree in Public Administration, both from Fundação Getúlio Vargas (FGV).

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

Wagner Bittencourt de Oliveira – Board Member: Mr. Oliveira has been a member of our Board of Directors since April 2007. In 1975, he undertook a public contest and was admitted to the Banco Nacional de Desenvolvimento Social – BNDES (National Bank of Social and Economical Development). Throughout his career at BNDES he has acted in many positions: Head of Division, Head of Department, Superintendent and, since December 2004, he has been Superintendent of Basic Supplies, which includes mining, metallurgy, cement, paper and cellulose, chemicals, petrochemicals and fertilizers. Mr. Oliveira has accumulated 20 years of executive experience having been the Secretary of the Ministry of National Integration (2001), Superintendent of SUDENE (2000 to 2001), CEO of Companhia Ferroviária do Nordeste (1998 to 2000) and Superintendent of the Industrial Area (1996 to 1998). Mr. Oliveira is a member of the Board of several companies, such as Usiminas Mecânica and CADAM. Mr. Oliveira is a metallurgical engineer with a degree from PUC-RJ, and has completed a specialized coursework in finance and capital markets.

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

Arlindo Magno de Oliveira – Board Member: Mr. Oliveira joined our Board of Directors on June 16, 2011. Mr. Oliveira began his professional career as a manager at Banco do Brasil. He also worked as Director of the Pension Fund of Banco do Brasil – Previ. Mr. Oliveira is presently retired but has extensive experience as a member of the board of directors in several important Brazilian companies such as Companhia Vale do Rio Doce and Valepar S.A., as well as companies in the Brazilian electricity sector – Coelba, Cosern and CPFL. Mr. Oliveira holds a degree in economics from Universidade Federal Fluminense and has completed several specialized courses in finance and capital markets.

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

Mr. José da Costa Carvalho Neto – Chief Executive Officer: See “ – Board of Directors.”

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

Mr. Miguel Colasuonno – Chief Administrative Officer: Mr. Colasuonno was appointed as Administrative Officer on March 6, 2008 and became Chief Administrative Officer on April 26, 2009. Mr. Colasuonno was

mayor of São Paulo from 1973 to 1975, president of the Empresa Brasileira de Turismo – Embratur from 1980 to 1985, and president of the Sindicato dos Economistas do Estado de São Paulo from 1986 to 1995. He also acted as a São Paulo councilman from 1992 to 2001, where he was appointed council president. Mr. Colasuonno has been a professor at the University of São Paulo for the past seven years. Mr. Colasuonno has a PhD in International Relations from Vanderbilt University and has a post-graduate degree in economics, specializing in International Trade and Exchange, from the Universidade de São Paulo.

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

For 2011, 2010 and 2009 the aggregate compensation paid to our Directors, Officers and members of the Fiscal Council (including that paid by our subsidiaries and Itaipu, except for the distribution companies) was R$19,815,743.05, R$18,417,084.63 and R$18,045,473.42, respectively. The total aggregate amount of profit-sharing paid to our officers (including that paid by our subsidiaries and Itaipu) was R$2,395,432.75 for 2011, R$2,647,443.82 for 2010 and R$2,146,930.79 for 2009. The Board of Executive Officers is responsible for apportioning the compensation among its members, the members of the Board of Directors and the Fiscal Council. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits.

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

The current members of our Fiscal Council, set out in the table below, and respective alternates were elected during the general shareholders meeting held during June 16, 2011 and in which we only elected four members to the Fiscal Council. Their terms of office are due to end at the ordinary shareholder meeting scheduled for April 2012.

Member	Alternate
Jarbas Raimundo de Aldano Matos	Jairez Elói de Souza Paulista
Danilo de Jesus Vieira Furtado	Ricardo de Paula Monteiro
Charles Carvalho Guedes	Leila Przytyk
Ana Lucia de Paiva Lorena Freitas	Rodrigo Magela Pereira

D. Employees

As of December 31, 2011, we had a total of 28,370 salaried employees compared to 28,310 and 27,610 employees as of December 31, 2010 and 2009, respectively. Eletrobras itself, excluding Itaipu and other subsidiaries, had 1,108 employees as of December 31, 2011. For the past five years we have not experienced any strikes or other form of work stoppage that have affected our operations or had a significant impact on our results.

As a mixed capital company, we cannot hire employees without a public contest. A public contest involves us placing advertisements in the Brazilian press for open positions and inviting applicants to sit an examination. The last public contest took place in 2010, as a result of which we hired approximately 35 new employees. The average tenure of our employees is 28.8 years.

The following table sets out the number of employees by tenure:

Composition of Employees by Tenure

As of	Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
December 31, 2011	7,867	4,165	1,416	609	5,510	8,802	28,370
December 31, 2010	7,886	3,408	1,408	629	6,453	8,526	28,310

The following table sets out the number of employees, by department:

Department	Number of Salaried Employees as of December 31,
	2011	2010
Field	17,247	17,422
Administrative	11,122	10,888

Total	28,370	28,310

Although we are not allowed to hire outsourced employees, our subsidiaries Eletrobras Eletronorte and Eletrobras Furnas employ 2,048 outsourced employees in order to comply with the rules established by the Brazilian Government during the national privatization plan.

The following table sets out the number of outsourced employees at Eletrobras Eletronorte and Eletrobras Furnas:

Subsidiary	Number of Outsourced Employees as of December 31,
	2011	2010
Eletrobras Eletronorte	507	548
Eletrobras Furnas	1,541	1,591

Total	2,048	2,139

The majority of our employees are members of unions. The main unions that represent our employees are Federação Nacional dos Urbanitários, Federação Nacional dos Engenheiros, Federação Interestadual de Sindicatos de Engenheiros, Federação Nacional de Secretárias e Secretários, Federação Brasileira dos Administradores, Sindicato dos Trabalhadores nas Indústrias de Energia Elétrica de São Paulo, Sindicato dos Eletricitários de Furnas e DME and Sindicato dos Eletricitários do Norte e Noroeste Fluminense. Our relationship with our employees is regulated by collective bargaining agreements executed with these unions and the Associação dos Empregados da Eletrobras and renegotiated in May each year. This agreement is applicable only to employees of Eletrobras itself. Each of our subsidiaries negotiates its own collective bargaining agreement, on an annual basis, with their respective unions. We generally have a one-day strike each year regarding these collective bargaining agreements.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2011, the aggregate amount of our outstanding capital stock was R$31,305,331, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436.883 outstanding class “B” preferred shares. This represented 80.4%, 0.01% and 19.6% of our aggregate outstanding capital stock respectively.

As of December 31, 2011, we had 65,365 beneficial and 6 registered holders of ADSs representing common shares and 23,120 beneficial and 6 registered holders of ADSs representing preferred shares.

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2011 and December 31, 2010:

As of December 31, 2011

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	552,968,382	50.87%			2,252	0.00%	552,970,634	40.88%
BNDES Participações S.A.	180,757,951	16.63%			18,691,102	7.04%	199,449,053	14.75%
BNDES	76,338,832	7.02%			18,262,671	6.88%	94,601,503	6.99%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
FGO					468,600	0.18%	468,600	0.03%
Others	221,661,979	20.39%	146,920	100.00%	219,262,258	82.60%	441,071,157	32.61%
Under BM&FBOVESPA Custody	221,439,414	20.37%	84,997	57.85%	194,510,561	73.28%	416,034,972	30.76%
Resident	56,490,457	5.20%	84,996	57.85%	49,816,612	18.77%	106,392,658	7.87%
Non Resident	88,700,063	8.16%	1	0.00%	107,309,594	40.43%	196,009,658	14.49%
J.P. Morgan Chase Bank	76,248,894	7.01%			37,384,355	14.08%	113,633,249	8.40%
Others	222,565	0.02%	61,923	42.15%	24,751,697	9.32%	25,036,185	1.85%
Resident	194,836	0.02%	61,896	42.13%	24,747,695	9.32%	25,004,427	1.85%
Non Resident	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Total	1,087,050,297		146,920		265,436,883		1,352,634,100

As of December 31, 2010

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	470,656,241	52.00%			712	0.00%	470,656,953	41.56%
BNDES Participações S.A.	190,757,950	21.08%			18,691,102	8.23%	209,449,052	18.50%
FND	45,621,589	5.04%					45,621,589	4.03%
FGHAB	1,000,000	0.11%					1,000,000	0.09%
FGI					8,750,000	3.85%	8,750,000	0.77%
FGO					1,008,500	0.44%	1,008,500	0.09%
Treasury shares	196,987,747	21.77%	146,920	100.00%	198,736,329	87.48%	395,870,996	34.96%
Others	470,656,241	52.00%			712	0.00%	470,656,953	41.56%
Cleared through BM&FBOVESPA	195,809,462	21.64%	84,870	57.77%	160,511,450	70.65%	356,405,782	31.47%
Resident	61,461,579	6.79%	84,869	57.77%	38,969,201	17.15%	100,515,649	8.88%
Non Resident	62,385,693	6.89%	1	0.00%	88,568,342	38.98%	150,954,036	13.33%
J.P. Morgan Chase Bank	71,962,190	7.95%			32,973,907	14.51%	104,936,097	9.27%
Others	1,178,285	0.13%	62,050	42.23%	38,224,879	16.82%	39,465,214	3.49%
Resident	1,150,556	0.13%	62,023	42.22%	38,220,877	16.82%	39,433,456	3.48%
Non Resident	27,729	0.00%	27	0.01%	4,002	0.00%	31,758	0.01%

Total	905,023,527		146,920		227,186,643		1,132,357,090

B. Related Party Transactions

We administer certain funds, including the RGR fund, CCC Account and CDE Account, on behalf of the Brazilian Government, our controlling shareholder.

We sometimes act together with other Brazilian state owned companies or governmental entities. These activities are mainly in the areas of technical cooperation and research and development. In 2000, our Board of Directors approved the execution of a Technical and Financial Cooperation Agreement between ourselves and the MME, for us to perform feasibility studies in relation to the Brazilian hydrographic base, with the purpose of identifying potential sites for the future construction of hydroelectric plants. The estimate value of this contract is R$25 million, to be paid to us by the MME.

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

In addition, we have also made a number of loans to our subsidiaries. For further details please see the description in “Item 4. B, Information on the Company – Business Overview – Lending and Financing Activities – Loans Made by Us.”

There are also certain contractual arrangements in place between Eletrobras Eletronuclear and Eletrobras Furnas for the sale and purchase of energy produced by Eletrobras Eletronuclear, which are more closely described in “Item 4.B, Information on the Company – Business Overview Nuclear Plants.”

We believe our transactions with related parties are conducted on market terms.

For further information see Note 45 of the Financial Statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 3.A, Selected Financial Data” and “Item 18, Financial Statements.”

Litigation

As of December 31, 2011, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against

us. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or our court rulings that have proven to be unfavorable. As of December 31, 2011, we provisioned a total aggregate amount of approximately R$4,892 million in respect of our legal proceedings, of which R$374 million were related to tax claims, R$3,360 million were related to civil claims and R$854 million were related to labor claims.

Environmental Proceedings

We are required to comply with strict environmental laws and regulations that subject us to numerous environmental legal and administrative proceedings filed against us. In 2002 and 2003, two associations of the community of Cabeço brought independent class actions regarding environmental damages caused by Eletrobras Chesf. The Cabeço community is located in a river island in the estuary of the São Francisco River. Both associations alleged that the hydroelectric plants disturbed the normal flow of the river and resulted in a decline in fishing activity and the gradual disappearance of the river island. The court held that any motion filed for an interlocutory appeal must be postponed until a final judgment is delivered. On August 9, 2010, we lodged a motion requesting the clarification of this decision. This motion was rejected in September 2010. We subsequently filed a request for reconsideration of the decision that the interlocutory appeal be postponed, which was also rejected by the judge on October 18, 2010. The monetary compensation requested is R$100 million in each case. We have not made any provision in respect of this litigation as we consider the risk of an unfavorable decision on this lawsuit to be possible.

Labor Proceedings

As of December 31, 2011, we were party to a number of labor proceedings brought by our employees, former employees and employees of some of our service providers against us, involving a total amount of R$153 million. Most of those proceedings relate to overtime compensation and its indirect effects, salary equalization, pension payments and payment of rescisory amounts. Although we are a party to a significant number of labor proceedings, we believe that none of those proceedings, when considered individually, could materially adversely affect our results of operations or financial condition.

In connection with successive attempts by the Brazilian Government to curb Brazil’s high inflation rates, Brazilian companies have in the past been required by law to disregard in each year part of the inflation for that year when calculating wage increases for its employees. Like most other Brazilian companies, we have been defendants in lawsuits brought before labor courts by labor unions or individual employees seeking compensation for lost wages resulting from the implementation of the Brazilian Government’s anti-inflationary plans, in particular: (i) the plan implemented in 1987 by the then Minister of Finance, Luiz Carlos Bresser Pereira (the Bresser Plan); (ii) the plan implemented in early 1989 (the Summer Plan); and (iii) the plan implemented in 1990 by the then President, Fernando Collor de Melo (the Collor Plan). Some of the collective lawsuits brought against us in respect to such plans have been definitively decided by the Federal Supreme Court in our favor. As of December 31, 2011, there were still individual lawsuits in process pending judgment, which, however, we do not view as material. As of December 31, 2011, there were few material labor contingencies, and the probability of loss with respect to most of lawsuits is considered possible by our legal advisors. For further information, see Note 30, item 1.2 of our financial statements as of and for the year ended December 31, 2011.

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

As of December 31, 2011, consumers have filed 8,297 lawsuits against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. Of those lawsuits, 515 have been decided against us and are currently at the execution phase. The total amount involved in these lawsuits is unadjusted for monetary correction and required expert assessment to be estimated with accuracy. The lawsuits already decided against us amount to approximately R$119.1 million. In the course of execution proceedings, we have been required to pledge some of our assets, consisting mainly of preferred shares held by us in other electricity sector companies. We have provisioned R$1.4 billion to cover losses arising from unfavorable decisions on these lawsuits as of December 31, 2011.

We are also involved in approximately 2,511 lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “obrigações da Eletrobras.” However, we believe we have no further liability in respect of these bonds because they have an expiration date for presentation and this date has now passed.

Tax Proceedings

Eletrobras Furnas/COFINS – PASEP – FINSOCIAL

In 2001, we received notifications of infringement related to FINSOCIAL, COFINS and PASEP taxes as a result of the exclusion from the calculation basis of certain onlendings and transport of energy from Itaipu, over a period of ten years. The amount of the claims was R$1,099 million (adjusted for inflation from an original figure of R$792 million). On June 12, 2008, with the issuance of precedent No. 8 by the Federal Supreme Court, the period to challenge the payment of such taxes were reduced from ten to five years and, consequently, the amount of the claims decreased to R$202.2 million.

We have made a provision of R$84.9 million as of December 31, 2011, following the recommendations of our legal advisors. The remaining balance was not provisioned because we consider the chances of a decision favorable to us possible.

Eletrobras Chesf / PIS/PASEP – COFINS

The Federal Supreme Court – STF declared the unconstitutionality of paragraph 1 of Article 3 of Law No. 9718/98, which increased the calculation basis of PIS/PASEP and COFINS taxes and created, at that time, a new concept of invoicing, which covers the total revenues earned by the legal entity, regardless the type of activity and the accounting classification adopted. This provision lacked constitutional grounds, and it was later added to the Constitution. This declaration by the Federal Supreme Court – STF only benefits companies that are parties to previously judged extraordinary appeals.

Based on the Brazilian Tax Code, we are seeking recognition of our tax credits and the refund of any overpaid amounts as a result of the unconstitutional increase of the calculation basis in these contributions. As of December 31, 2011 no final decision was reached on this issue. We have a R$177.5 million COFINS tax credit and a potential R$25.7 million PASEP tax credit, depending of the final judgment in relation to this proceeding.

Civil Proceedings

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

In northern Brazil, Eletrobras Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plants of Balbina, in the State of Amazonas, and Tucuruí, in the State of Pará. The lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. The total amount involved, which is provisioned, was approximately R$321 million. Recently, the Ministério Público Federal presented new evidence that the lands belonged to the Federal Republic, not to the State of Amazonas. The Brazilian Government has joined Eletrobras Eletronorte in the proceedings involving the Balbina hydroelectric plant.

From the 232 original lawsuits related to the Tucuruí expropriation, only 2 were still active as of December 31, 2011. Eletrobras Eletronorte has been awarded the other 8 lawsuits and expects the same result to the proceedings still in course.

Mendes Jr.

As of December 31, 2011, Eletrobras Chesf was involved in significant litigation proceedings with Mendes Jr., a Brazilian construction contractor. Eletrobras Chesf and Mendes Jr. entered into an agreement in 1981 providing for certain construction work to be performed by Mendes Jr. The agreement, as amended, provided that, in the event of delays in payments due by Eletrobras Chesf to Mendes Jr., Mendes Jr. would be entitled to default interest at the rate of 1.0% per month, plus indexation to take account of inflation. During the performance of the work, payments by Eletrobras Chesf were delayed and Eletrobras Chesf subsequently paid default interest at the rate of 1.0%, plus indexation, on such delayed payments. Mendes Jr. alleged that as it had been required to fund itself in the market in order not to interrupt the construction work, it was entitled to be reimbursed in respect of such funding at market interest rates, which were much higher than the contractual default interest rate.

The lower court judge dismissed Mendes Jr.’s claims and Mendes Jr. appealed to the Appellate Court of the State of Pernambuco (or the Appellate Court). The Appellate Court reinstated Mendes Jr.’s claims and ultimately declared Eletrobras Chesf liable to reimburse Mendes Jr.’s funding costs in respect of the delayed payments at market rates, plus legal fees of 20.0% of the amount of the dispute, with the total being indexed at market rates until the actual payment date. Eletrobras Chesf’s appeal from the Appellate Court’s order to the Federal Superior Court (or STJ) was dismissed on jurisdictional grounds. Mendes Jr. then filed a second lawsuit in a State court in Pernambuco to order Eletrobras Chesf to pay for the actual losses incurred by Mendes Jr., and to determine the amount payable. In the enforcement proceedings, the lower court ruled in favor of Mendes Jr., but the Appellate Court ruled in favor of Eletrobras Chesf, annulling the lower court’s judgment in the enforcement proceedings. Mendes Jr. appealed this ruling of the Appellate Court to the STJ and to the Federal Supreme Court, which were rejected. At the same time, the Brazilian government also requested the STJ to permit the government to participate in the proceedings as Eletrobras Chesf’s assistant. In December 1997, the STJ decided that: (i) the second proceedings should be recommenced from the trial court phase; (ii) the Brazilian government should participate in the proceedings as Eletrobras Chesf’s assistant; and (iii) the second proceedings should be heard before Brazilian federal courts instead of the state courts to which it was originally submitted. The second proceedings recommenced in the Brazilian federal courts to determine the final amount to be paid by Eletrobras Chesf to Mendes Jr. An expert was called to determine the amount of the claim, and had his finding challenged by Eletrobras Chesf. As a consequence, the court decided to reject the expert’s opinion but fixed the criteria which should be applied to determine the amount due. Mendes Jr. has appealed, requesting that the court require Eletrobras Chesf to pay the amount determined by the expert. Eletrobras Chesf and the Brazilian government have also appealed, requesting that the lawsuit should be terminated since there is no evidence Mendes Jr. obtained loans to conclude the construction. On October 25, 2010, the Regional Federal Court of the 5th Region held the appeals filed by Eletrobras Chesf and the Brazilian government and ruled the lawsuit had no merit. As of December 2010 Mendes Jr. had not appealed this decision. The initial amount pleaded by the plaintiffs was of approximately R$7 billion (not considering inflation). As of December 31, 2011, we had no provisions related to this matter. Considering the decision of the Regional Federal Court of the 5th Region, the risk of loss of such litigation has been assessed as remote. See Note 31 of the Financial Statements.

Xingó Plant “K Factor” Litigation

As of December 31, 2011, Eletrobras Chesf was also involved in litigation with the consortium responsible for building the Xingó plant (or the Xingó Consortium). In connection with building the Xingó plant, Eletrobras Chesf and the Xingó Consortium entered into a construction agreement that was amended in 1988 to provide that an additional inflation adjustment (referred to as the “K factor”) be added to certain monetary correction payments required to be made by Eletrobras Chesf to the Xingó Consortium under the agreement. This amendment resulted in payments by Eletrobras Chesf to the Xingó Consortium that were higher than the payments that the original Request For Proposal (or RFP) for this project indicated would be paid to the successful bidder.

In 1994, Eletrobras Chesf unilaterally ceased applying the K factor to its payments to the Xingó Consortium (and consequently reduced its payments to the Xingó Consortium to the amount that Eletrobras Chesf would have had to pay if the K factor had not been applied to such payments) and filed a lawsuit against the Xingó Consortium seeking reimbursement for the additional amounts paid pursuant to the K factor adjustment, claiming that the use of an indexation system more favorable to the Xingó Consortium than the one originally provided for by the RFP was illegal under public bidding rules. The Xingó Consortium also filed a lawsuit against Eletrobras Chesf requiring full payment of the amounts due applying the K factor. Eletrobras Chesf’s lawsuit was rejected and Xingó Consortium’s lawsuit was decided favorably to the plaintiff, ordering Eletrobras Chesf to pay the amounts corresponding to the application of the K factor. Eletrobras Chesf and the Brazilian government, which is acting as the first’s assistant on the lawsuit, have appealed to the STJ. In August 2010, the STJ upheld Eletrobras Chesf’s appeal to reduce the amount of the claim. STJ also denied the other special appeals presented by Eletrobras Chesf and upheld the decision of the TJPE which dismissed the declaratory action filed by Eletrobras Chesf and upheld the counterclaim filed by the defendants. On December 31, 2011, the parties had not been notified of this STJ decision, which is still subject to appeal. If the final ruling is against Eletrobras Chesf, it will be subject to the final execution of the judgment. In March 2012, TJPE ruled in favor of the Consortium with respect to the payment by Chesf of certain of the Consortium’s legal fees and against Chesf with respect to the payment of all legal proceeding costs. The TJPE has also accepted a motion for clarification from Chesf and the Brazilian Government to exclude the incidence of “statutory interest on arrears” added to the “contractual interest on arrears,” in order to maintain in the liquidation calculation only the “contractual interest on arrears.” Chesf has also filed a motion for clarification with respect to a few points of the TJPE decision. As of December 31, 2011, Eletrobras Chesf had provisioned R$461 million in relation to this proceeding, as it considers the risk of an unfavorable decision probable.

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

Eletrobras Chesf – Fazenda Aldeia Litigation

The trustees of the estate of Aderson Moura de Souza and his wife commenced a suit for damages against Eletrobras Chesf with respect to 14,400 hectares of land. A lower court determined that there were grounds for the claim and ordered Eletrobras Chesf to pay R$50 million, corresponding to the principal amount plus interest and monetary restatement. In December 2008, Eletrobras Chesf filed an appeal with Court of Justice of the State of Bahia. On March 2009, this lawsuit was transferred to the federal courts, which nullified the order for damages. The 1st Region Federal Court partially affirmed the original order, but its decision has been suspended as one of the judges has requested more time to rule on the case. As of December 31, 2011, we had not yet received the judgment of the appeal. Eletrobras Chesf has provisioned R$100 million in relation to this proceeding as the risk of an unfavorable decision is considered to be probable. For a further discussion of this suit, see Note 31 of the financial statements as of and for the year ended December 31, 2011.

For a further discussion of our pending litigation and administrative proceedings, see Note 30 to our financial statements as of and for the year ended December 31, 2011.

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

The following table sets out our dividends for the periods indicated:

	Year
	2011	2010	2009
Common Shares	1.23	0.83	0.41
Class A Preferred Shares	2.17	2.17	2.17
Class B Preferred Shares	1.63	1.63	1.63

As of December 31, 2011, our balance sheet carried retained dividends from previous years of R$6.3 billion, as well as R$1.8 million of accumulated dividends we have declared but not yet paid to our shareholders as permitted under Brazilian corporate law. Our Board of Directors has discretion as regards when such dividends may be paid to our shareholders. Accordingly, our management believes that any decision to pay the related dividends would only be made when our Board of Directors believes that such payment would not cause a material liquidity event. For further information, see Note 27 to our financial statements as of and for the year ended December 31, 2011.

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

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2007 (*)	29.08	21.00	1.180
2008 (*)	31.25	19.64	1.338
2009 (*)	38.75	24.07	1.102
2010 (*)	42.00	21.00	1.141
2011 (*)	25.40	15.35	1.087

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20, 2007.

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2009	28.06	24.07	0.949
Second Quarter 2009	29.69	25.25	1.211
Third Quarter 2009	30.80	26.64	0.985
Fourth Quarter 2009	38.75	24.75	1.273
First Quarter 2010	42.00	23.25	1.610
Second Quarter 2010	26.57	21.86	1.136
Third Quarter 2010	23.25	21.00	0.810
Fourth Quarter 2010	26.05	21.08	1.033
First Quarter 2011	24.68	22.13	1.229
Second Quarter 2011	25.40	20.34	1.141
Third Quarter 2011	20.86	15.75	1.068
Fourth Quarter 2011	18.32	15.35	0.935

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20, 2007.

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2011	22.31	20.34	1.166
July 2011	20.86	18.2	0.874
August 2011	18.35	15.75	1.285
September 2011	17.64	15.95	1.023
October 2011	17.65	15.35	0.991
November 2011	18.32	15.84	0.908
December 2011	18.26	16.86	0.914
January 2012	18.69	17.13	0.860
February 2012	19.36	17.47	0.893
March 2012	18.99	17.14	0.808
April 2012	17.38	15.65	0.580
May 2012 (through May 10, 2012)	16.38	16.00	1.190

Source: São Paulo Stock Exchange.

In the United States, our common shares trade in the form of ADSs. The following table sets forth the reported high and low closing sale prices for our ADSs representing common shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (common shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2011	14.46	12.80	1.760
July 2011	13.63	11.74	0.965
August 2011	11.98	9.88	1.259
September 2011	10.49	8.77	1.286
October 2011	10.41	8.46	1.263

	U.S.$ per ADS (common shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
November 2011	10.55	8.42	0.630
December 2011	9.80	9.22	0.633
January 2012	10.21	9.71	0.798
February 2012	11.30	10.25	0.637
March 2012	10.91	9.36	0.889
April 2012	9.51	8.36	1.102
May 2012 (through May 10, 2012)	8.42	8.12	1.296

Source: New York Stock Exchange.

Offer and Listing Details – Preferred Shares

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2007 (*)	28.95	20.60	1.266
2008 (*)	27.60	18.61	1.338
2009 (*)	33.90	22.30	1.000
2010 (*)	35.19	24.67	0.790
2011 (*)	31.46	20.34	0.749

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20, 2007.

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2009	26.26	22.75	0.938
Second Quarter 2009	28.80	24.29	1.088
Third Quarter 2009	27.00	24.06	0.878
Fourth Quarter 2009	33.90	22.30	1.102
First Quarter 2010	35.19	28.30	0.978
Second Quarter 2010	32.56	25.91	0.751
Third Quarter 2010	27.71	24.67	0.714
Fourth Quarter 2010	30.72	24.70	0.723
First Quarter 2011	30.62	26.73	0.943
Second Quarter 2011	31.46	25.97	0.627
Third Quarter 2011	26.16	20.34	0.702
Fourth Quarter 2011	26.98	20.82	0.685

(*)	Prices and trading volume adjusted to reflect the reverse stock split of August 20, 2007.

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2011	28.62	25.97	0.659
July 2011	26.16	22.85	0.466
August 2011	23.05	20.34	0.762
September 2011	23.06	20.60	0.874
October 2011	24.10	20.82	0.735
November 2011	25.1	22.65	0.620
December 2011	26.98	24.22	0.666
January 2012	27.49	24.71	0.650
February 2012	27.4	25.13	0.594
March 2012	26.53	23.31	0.843
April 2012	24.09	21.81	1.080
May 2012 (through May 10, 2012)	23.02	21.80	0.997

Source: São Paulo Stock Exchange.

In the United States, our Class B preferred shares trade in the form of ADSs. The following table sets forth the reported high and low closing sale prices for our ADSs representing Class B preferred shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (Class B preferred shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
January 2011	17.32	16.20	1.301
June 2011	18.54	16.44	0.474
July 2011	17.18	14.84	0.258
August 2011	15.15	12.96	0.244
September 2011	13.71	11.69	0.481
October 2011	14.43	11.50	0.334
November 2011	14.75	12.19	0.229
December 2011	14.66	13.49	0.213
January 2012	15.08	14.26	0.287
February 2012	18.83	14.67	0.145
March 2012	15.37	12.86	0.460
April 2012	13.25	11.63	0.864
May 2012 (through May 10, 2012)	11.90	11.14	0.543

Source: New York Stock Exchange.

We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the BM&FBOVESPA.

As a result, as of December 31, 2011, our capital stock was comprised of a total of 1,352,634,100 shares, of which 1,087,050,297 are common shares, 146,920 are class “A” preferred shares and 265,436,883 are class “B” preferred shares.

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

If these requirements are met, foreign investors will be eligible to trade directly on the Brazilian stock exchanges or on organized over-the-counter markets. These rules extend favorable tax treatment to all foreign investors investing pursuant to these rules. See “Item 10.E, Taxation.” These regulations contain certain restrictions on the offshore transfer of the title of the securities, except in the case of corporate reorganizations effected abroad by a foreign investor.

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

In the event that a holder of ADSs exchanges such ADSs for common or class “B” preferred shares, such holder will be entitled to continue to rely on the Depositary’s certificate of foreign capital registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Central Bank. Thereafter, any holder of common or class “B” preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common and class “B” preferred shares, unless such holder qualifies under Resolution No. 2,689 or obtains its own certificate of foreign capital registration. A holder that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the Bolsa de Valores Mercadorias e Futuros de São Paulo (the São Paulo Stock Exchange or BM&FBOVESPA). The Rio de Janeiro Stock Exchange trades only Brazilian federal, state and municipal public debt or carries out privatization auctions. Stocks and bonds are traded exclusively on the BM&FBOVESPA. As of December 31, 2011, we had approximately 24,364 record holders.

Our ADRs are listed on the NYSE. As of December 31, 2011, we had 65,365 beneficial and six registered holders of ADSs representing common shares and 23,120 beneficial and six registered holders of ADSs representing preferred shares.

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

When shareholders trade in shares on the BM&FBOVESPA, the trade is settled in three business days after the trade date. The delivery of and payment for shares are made through BM&FBOVESPA, which handles the multilateral settlement of both financial obligations and transactions involving securities. According to applicable regulations, financial settlement is carried out through a Central Bank system and the transactions involving the sale and purchase of shares are settled through BM&FBOVESPA. All deliveries against final payment are irrevocable.

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

To become a Nivel 2 (Level 2) company, in addition to the obligations imposed by applicable law, an issuer must agree, among other things, to: (i) comply with all of the listing requirements for Level 1 companies; (ii) grant tag-along rights for all of its shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares; (iii) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (a) any change of the company into another corporate entity; (b) any merger, consolidation or spin-off of the company; (c) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder; (d) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase; (e) appointment of an expert to ascertain the fair value of the company’s shares in connection with any deregistration and delisting tender offer from Level 2; and (f) any changes to these voting rights, which will prevail as long as the agreement for adhesion to the Level 2 segment with the BM&FBOVESPA is in effect; (iv) have a board of directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent, with a term limited to two years; (v) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, or IFRS; (vi) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), if it elects to delist from the Level 2 segment; (vii) adhere exclusively to the rules of the BM&FBOVESPA Arbitration Chamber for resolution of disputes between the company and its investors; (viii) cause the Board of Directors to elaborate and disclose a previous and justified opinion in relation to any and all public offers for the acquisition of shares issued by the company analyzing, among other aspects, the impacts of the offer on the company’s and shareholders’ interests, as well as on the liquidity of the shares issued by the company, and containing a final and justified recommendation for the acceptance or rejection of the offer by the shareholders; and (ix) not to include in the company’s by-laws provisions that (a) restrict the number of votes of a shareholder or of a group of shareholders to percentages below 5% (five percent) of the voting shares, except for the cases of denationalization or of limits imposed by the laws and regulations applicable to the company; and, except as otherwise provided by the law or regulations (b) require a qualified quorum for matters that shall be submitted to the general shareholders’ meeting, or (c) restrict the exercise of a favorable vote by shareholders or burden shareholders that vote in favor of a suppression or change of by-laws provisions.

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

•	complete the appropriate foreign investor registration form;

•	through its representative, register itself as a foreign investor with the CVM and register the investment with the Central Bank;

•	appoint a representative in Brazil for taxation purposes;

•	obtain a taxpayer identification number from the Brazilian federal tax authorities – Receita Federal (the Brazilian Internal Revenue); and

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Although Brazilian law does not have a similar requirement, Novo Mercado and Level 2 rules require that listed companies have a board of directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent pursuant to the different criteria defined in the regulations (such as absence of material relationship between a director and the listed company or the controlling shareholder). The Level 1 segment of BM&FBOVESPA in which we are listed only requires the board to be comprised of a minimum of three members and does not require any participation by independent directors and, therefore, under Brazilian law and the rules of the Level 1, neither our Board of Directors nor our management is required to test the independence of directors before their election to the board. Nevertheless, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, as well as the Level 1 segment of BM&FBOVESPA, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders’ meeting.

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

History of our Capital Stock

In 2011, our share capital was of R$31,305 million, compared to R$26,157 million in 2010.

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

In addition, the preferred shares are entitled to receive a dividend at least ten percent above the dividend paid to each common share.

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

C. Material Contracts

Our Itaipu operations are made pursuant to a treaty entered into on April 26, 1973 between the Brazilian Government and the government of Paraguay. A translation of this treaty is included as an exhibit to this annual report. The material terms of this treaty are described in “Item 5. Operating and Financial Review and Prospects.”

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

Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

Under Resolution No. 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution No. 2,689 also extends favorable tax treatment to registered investors. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

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

A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such shares, unless the holder is a duly qualified investor under Resolution No. 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

If the holder does not qualify under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

Under current Brazilian legislation, the Brazilian Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance that the Brazilian Government will not impose similar restrictions on foreign repatriations in the future. See “Item 3.D, Risk Factors – Risks Relating to Brazil.”

E. Taxation

The following discussion addresses the material Brazilian and United States federal income tax consequences of acquiring, holding and disposing of our shares or ADSs.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and United States federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may have an impact on the consequences described below. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and United States federal income tax consequences to it of an investment in our shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, J.P. Morgan Chase Bank, N.A., as depositary, and the registered holders and beneficial owners of our ADSs, and any related documents, will be performed in accordance with its terms.

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

Introduction

Pursuant to Brazilian law, foreign investors may invest in the shares under Central Bank Resolution No. 2,689.

Resolution No. 2,689 allows foreign investors to invest in Brazilian financial and capital markets, provided that some requirements therein described are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Pursuant to Resolution No. 2,689, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) register as a foreign investor with the CVM and register the foreign investment with the Central Bank; (iv) appoint a representative in Brazil for Taxation purposes; and (v) obtain a taxpayer identification number from the Brazilian Federal Tax Authorities (which will be requested by CVM). For more details about the requirements to be met in order to qualify as foreign investor under Resolution No. 2,689, see “Item 9.C, Markets – Investment in our Preferred Shares by Non-Residents of Brazil.”

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

Income tax

For purposes of Brazilian taxation, there are two types of Non-Resident Holders of our shares or ADSs: (i) Non-Resident Holders that are not resident or domiciled in a “Tax Haven” jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of our shares, are registered before the Central Bank and the CVM being able to invest in Brazil in accordance with Resolution No. 2,689 (“Registered Holder”); and (ii) other Non-Resident Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investor that are located in Tax Haven. The investors mentioned in item (i) above which are registered with the Central Bank and the CVM being able to invest in Brazil in accordance with Resolution No. 2,689, are subject to a favorable tax regime in Brazil, as described below. Nonetheless, there can be no assurance that the current preferential treatment for holders of ADSs and Non-Resident Holders of preferred or common shares under Resolution No. 2,689 will continue or will not be changed in the future.

Dividends. Dividends paid by us to the depository in respect of the shares underlying the ADSs or to a Non-Resident Holder in respect of our shares currently are not be subject to Brazilian income withholding tax, to the extent that such amounts are related to profits generated as of January 1, 1996. Dividends relating to profits generated prior to December 31, 1995 may be subject to Brazilian withholding tax at variable rates, depending on the year the profits were generated.

Capital Gains. As a general rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount received on the disposition of the units and the respective acquisition cost. Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

(a) sale of ADS

Gains realized outside Brazil by a Non-Resident Holder on the disposition of ADSs to another Non-Resident Holder are not subject to Brazilian tax. However, according to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, the gains recognized on the disposition of assets located in Brazil by a Non-Resident Holder, whether to other Non-Resident Holders or Brazilian holders, are subject to taxation in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market, considering the general and unclear scope of such provisions as well as the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil. It is important to note, however, that even if ADSs were considered assets located in Brazil, investors which are resident in non-Tax Haven locations could apply for exemption of capital gain tax according to article 81 of Law No. 8,981/95.

If such argument does not prevail, it is important to mention that with respect to the cost of acquisition to be adopted for calculating such gains, Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. Our view is that the capital gains should be based on the positive difference between the cost of acquisition of the preferred shares or common shares registered with the Brazilian Central Bank in foreign currency and the value of disposal of those preferred shares or common shares in the same foreign currency. However, considering that tax authorities are not bound by such precedent, assessments have been issued adopting the cost of acquisition in Brazilian currency.

(b) Conversion of shares into ADS

The deposit of our shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25%, in the case of investors domiciled in a Tax Haven, if the acquisition cost of the shares, in the case of other market investors under Resolution No.2,689, or the amount otherwise previously registered with the Central Bank as a foreign investment in the preferred or common shares is lower than:

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

In such case, the difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the shares calculated as set forth above will be considered to be a capital gain. Although there is no clear regulatory guidance, such taxation should not apply to the case of Non-Resident Holders registered under Resolution No. 2,689 which are not located in a Tax Haven.

(c) Conversion of ADS into shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian tax. Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No. 2,689, which will entitle them to the tax treatment referred above.

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

(d) Common and Preferred shares negotiated in Brazil

Capital gains realized by Non-Resident Holder on the disposition of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•

are subject to the withholding income tax at a zero percent rate, when realized by a Non-Resident Holder that (a) has registered its investment in Brazil before the Central Bank. A Registered Holder under the regulations of Resolution 2,689 and (b) is not resident in a Tax Haven; and

•

are subject to income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder (including a Non-Resident Holder who qualifies under Law 4,131/62) and gains earned by Tax Haven residents that are Registered Holders. In this case, a withholding income tax of 0.005% over the sale price shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which and can be later offset against any income tax due on the capital gain and which will be collected by the Non-Resident Holder’s tax representative in Brazil.

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

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain and which will be collected by the Non-Resident Holder’s tax representative in Brazil. The Non-Resident Holder will not need to file a Brazilian tax return with the Brazilian tax authorities.

Any exercise of preemptive rights relating to the preferred or common shares or ADSs will not be subject to Brazilian withholding income tax. Any gain on the sale or assignment of preemptive rights relating to shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of shares.

Payments of Interest Attributable to Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on own capital and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and, as from 1997, social contribution on net profits, as far as certain limits are observed. Such interest is limited to the daily pro rata variation of the TJLP as determined by the Central Bank from time to time and the amount of deduction cannot exceed the greater of:

•

50% of the net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

Payments of interest on own capital in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or Non-Resident Residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of shareholders domiciled in a Tax Haven and shall be deductible by us as long as the payment of a distribution of interest is approved by our shareholders. These distributions may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend. If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, no additional amounts would be required to be paid by the Company, with respect to the mandatory dividend amount. The payment of interest on owner capital may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on owner capital instead of by means of dividends. Payments of interest on shareholder’s equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

Discussion on Low or Nil Tax Jurisdictions

On June 24, 2008, Law 11,727 was enacted establishing the concept of a “privileged tax regime.” Under this new law, a “privileged tax regime” is considered to apply to a jurisdiction that meets any of the following requirements: (1) it does not tax income or taxes income at a maximum rate lower than 20%; (2) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (3) it does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions.

Although the interpretation of the current Brazilian tax legislation could lead to the conclusion that the above-mentioned concept of “privileged tax regime” should apply only for the purposes of Brazilian transfer pricing and thin capitalization rules, it is unclear whether such concept would also apply to investments carried out in the Brazilian financial and capital markets for purposes of this law. There is no judicial guidance as to the application of Law No. 11,727 of June 24, 2008 and, accordingly, we are unable to predict whether the Brazilian Internal Revenue Service or the Brazilian courts may decide that the “privileged tax regime” concept shall be applicable to deem a Non-Resident Holder as a Tax Haven resident when carrying out investments in the Brazilian financial and capital markets. In the event that the “privileged tax regime” concept is interpreted to be applicable to transactions carried out in the Brazilian financial and capital markets, this tax law would accordingly result in the imposition of taxation on a Non-Resident Holder that meets the privileged tax regime requirements in the same manner and to the same extent applicable to a Tax Haven resident.

Moreover, Law No. 12,249 of June 11, 2010, applied the privileged tax regime concept to other income remitted abroad. Although the concept of privileged tax regime should not affect the tax treatment of a Non-Resident Holder described above, it is not certain whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of “privileged tax regime” will extend such a concept to the tax treatment of a Non-Resident Holder described above.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions (IOF/Exchange)

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange,” triggered by the conversion of reais into foreign currency and on the conversion of foreign currency into reais.

Pursuant to Decree No. 6,306/07, as amended, IOF/Exchange may be levied on foreign exchange transactions, affecting either or both the inflow or outflow of investments. The IOF rates are set by the Brazilian executive branch, and the highest applicable rate is 25%. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

The rate of IOF/Exchange tax imposed on foreign exchange transactions carried out by a foreign investor for the purpose of investing in the financial and capital markets may vary from time to time as defined by the government and the rates may be different based on the type of investment as well as the time in which such investment is maintained in Brazil.

The inflow of foreign funds for the purchase of shares under Resolution No. 2,689 is subject to 0% IOF/Exchange rate and the same 0% rate levies on the remittance of dividends and payments of interest on shareholder’s equity. Although it is not clearly regulated, the conversion of reais into dollars for payment of dividends to holders of ADSs should also benefit from the 0% IOF/Exchange rate. The inflow of funds derived from the ADS cancelation for purposes of investing in shares is also subject to a 0% rate of IOF/Exchange.

Tax on Transactions involving Bonds and Securities (IOF/Bonds Tax)

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax.” Currently, the rate of IOF/Bonds Tax applicable to transactions involving common or preferred shares is zero, although the Brazilian government may increase such rate at any time, up to 1.5% per day, but only in respect to future transactions.

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

Other Relevant Brazilian Taxes

Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of our shares or ADSs.

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

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange,” triggered by the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

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

Tax on Transactions involving Bonds and Securities (IOF/Bonds Tax)

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, known as “IOF/Bonds Tax.” Currently, the rate of IOF/Bonds Tax applicable to transactions involving common or preferred shares is zero, although the Brazilian government may increase such rate at any time, up to 1.5% per day, but only in respect to future transactions.

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

Material United States Federal Income Tax Consequences

The following discussion describes the material United States federal income tax consequences of purchasing, holding and disposing of our shares or ADSs. This discussion applies only to beneficial owners of our ADSs or shares that are “U.S. Holders,” as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the United States Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, J.P. Morgan Chase Bank, N.A., as depositary, and the registered holders and beneficial owners of our ADSs, and any related documents, will be performed in accordance with its terms.

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

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for United States federal income tax purposes. Please see the discussion in “Item 10. E, Taxation – Material United States Federal Income Tax Consequences – Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding our shares or ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own our shares or ADSs. In addition, this discussion does not address the state, local and non-U.S. tax consequences of holding our shares or ADSs.

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

Interest Rate Risks

Apart from loans in the total amount of R$18,390 million linked to the LIBOR rate, we do not have any debt that is directly linked to variable interest rates. As of December 31, 2011, we had R$24,023 million of indebtedness that was indexed to the IGP-M. Variations in interest rates may impact inflation and, accordingly, we are indirectly subject to changes in interest rates that may increase the cost of financing.

As of December 31, 2011, 56.64% of our total indebtedness of R$24,023 million denominated in reais was indexed to the IGP-M or other inflation indices. As a result, our exposure to Brazilian inflation risk was R$24,023 million as of December 31, 2011. Each 1.0% variation in the IGP-M rate or any other inflation index would have an impact of R$240 million on our net income.

Exchange Rate Risks

As of December 31, 2011, approximately 43.36% of our total consolidated indebtedness of R$18.3 billion was denominated in foreign currencies. Of our 2011 foreign currency denominated indebtedness, R$17.9 billion, or approximately 97.81% was denominated in U.S. dollars.

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

As a result, our actual exposure to U.S. dollar exchange rate risk was R$17.9 billion as of December 31, 2011. Each 1.0% variation in the U.S. dollar/Brazilian real exchange rate would have a negative impact of R$179 million on our net income.

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

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR program. From January 1 to December 31, 2011, our depositary bank reimbursed us the amount of U.S.$2,707,629.86 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of the year ended December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2011, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described below.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” Based on this assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were:

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

5. We did not adequately design and maintain effective design and operating controls with respect to accounting for property, plant and equipment, specifically, to ensure the completeness, accuracy and validation of these acquisitions.

6. We did not maintain effective controls to ensure the completeness, accuracy, validity and valuation over the purchase and payments of goods and services due to changes related to the implementation of Enterprise Resource Planning (ERP) software.

7. We did not design and maintain effective controls to ensure the completeness and accuracy of changes in transmission services accounts receivable associated with the adjustment factor related to the availability of the transmission lines not included in the fixed transmission revenue fee (Receita Annual Permitida). The information related to those revenue is provided by the ONS on a monthly basis and we do not maintain controls to confirm the information supplied.

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

9. We did not maintain effective controls to ensure the accuracy over the identification of the amounts of repayments for subsidy related to the Fuel Consumption Account (CCC).

Notwithstanding management’s assessment that our disclosure controls and procedures were not effective and that there were material weaknesses as identified above, we believe that our financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

The effectiveness of the internal control over financial reporting, as of December 31, 2011, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report beginning on page F-1 of the financial statements to this Form 20-F.
Remediation of Material Weakness

In order to remedy the material weakness related to our internal controls over financial reporting, we have created leaders of internal controls in our business areas, and have established targets for the managers of such areas. We have also provided courses on risks and internal controls to certain employees at the Universidade Corporativa and organized seminars at similar seminars at our subsidiaries. In addition, we are currently implementing governance, risk and compliance software aimed at further reducing the deficiencies.

In order to remedy the material weakness related to the control over completeness and accuracy of period-end financial reporting and period-end close, we have adopted a process of review and approval of reports of the entries performed by every business area. We have also redesigned our user profiles to use SAP as we implemented this system. In addition, we are implementing enterprise resource planning, or ERP, software to further reduce the amount of manual entries in relation to period-end financial reporting.

Regarding the remediation of the material weakness related to completeness and accuracy of the judicial proceedings, as of December 31, 2011, our accounting department and the accounting departments of our subsidiaries have included all judicial proceedings in their reports on lawsuits. Further, we and Eletrobras Furnas are currently restructuring our respective legal departments with a view to curing this material weakness.

In respect of the material weakness related to the control of the post-retirement benefit plans (pension plans) sponsored by us and administered by a third-party plan administrator, we have decided to change the third-party plan administrator in order to cure this material weakness.

With respect to Itaipu, we began to implement certain systems as a result of discussions with outside consultants. Thus far, the implementation of these systems has shown some improvement but has not remediated all the weaknesses.

With respect to the material weakness on the purchase and payments of goods and services by Eletrobras Furnas, Eletrobras Furnas has implemented SAP as its ERP system in order to improve its processes related to the purchase and payments of goods. The company will continue to test this system in 2012 with a view towards curing this material weakness.

With respect to transmission lines revenues, we are continuing to have regular meetings with the ONS in order to ensure the completeness and accuracy of changes in transmission revenue services associated with the adjustment factor related to the availability of the transmission lines not included in the fixed transmission revenue fee (Receita Anual Permitida) and are currently designing internal models to allow us to perform the calculation of the adjustment factor more accurately.

With respect to the CCC account, we are currently working on a plan in conjunction with ANEEL to remedy this material weakness.

In order to remedy the material weakness regarding the preparation of our IFRS financial statements and disclosures, we are re-assessing the need to hire further accounting staff with specialized knowledge of IFRS and to potentially re-organize our accounting department.

(c) Changes in Internal Control over Financial Reporting

Other than as set forth above, there have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2011.

(d) Attestation Report of the Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated May 15, 2012, on the effectiveness of the internal control over financial reporting as of December 31, 2011, see “Item 18, Financial Statements.”

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Charles Carvalho Guedes, a member of our Fiscal Council, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Fiscal Council, see “Item 6.C, Board Practices – Fiscal Council.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided to Eletrobras by PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2011, 2010 and 2009.

	2011	2010	2009
	(R$)
Audit Fees	7,860,000.00	5,100,000.00	5,000,000.00
Audit-Related Fees	230,000.00	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—

Total	8,090,000.00	5,100,000.00	5,000,000.00

Audit Fees

Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes, in connection with the audit of our annual financial statements and internal controls, interim reviews of our quarterly financial information comfort letters, procedures related to the audit of income tax provisions in connection with the audit and the review of our financial statements.

Audit-Related Fees

Audit-related fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal year ended December 31, 2011 which related to a report in connection with a certification of sustainability.

Tax Fees

No tax fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2011, 2010 and 2009.

All Other Fees

No other fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2011, 2010 and 2009.

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

We also created, in 2008, a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is first reported to the Fiscal Council), regarding any “dishonest or unethical conduct,” “accounting, internal accounting controls, or auditing matters” and any equally confidential and anonymous submissions of “concerns” of the same type by our employees and associates. The “whistleblower channel” can be accessed through our website or by letter sent to our headquarters marked for the attention of our Fiscal Council. Since its establishment, 8 issues were reported to our “whistleblower channel,” all of which related to personal conduct and therefore did not have a financial impact on our results of operations.

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

ITEM 16G. CORPORATE GOVERNANCE

See “Item 9.C, Markets – Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1. Companhia Energética do Maranhão S/A (or CEMAR), Companhia Estadual de Distribuição de Energia Elétrica (or CEEE D), Companhia Estadual de Geração e Transmissão de Energia Elétrica (or CEEE-GT), Companhia de Transmissão de Energia Elétrica Paulista (or CTEEP) constituted significant subsidiaries in 2009 under IFRS. In accordance with Rule 3-09 of Regulation S-X, comparative unaudited financial statements for 2011, 2010 and 2009 of CEMAR, CEEE-D, CEEE-GT and CTEEP will be filed subsequently as an amendment to this annual report.

ITEM 19. EXHIBITS

2.1	Amended and Restated Deposit Agreement dated August 13, 2007 between Centrais Elétricas Brasileiras S.A. – Eletrobras and J.P. Morgan Chase Bank, N.A., incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

2.2	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.2	By-Laws of Centrais Elétricas Brasileiras S.A. – Eletrobras (English translation), dated December 23, 2011.

4.1	Itaipu treaty signed by Brazil and Paraguay – Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

By:	/s/ José da Costa Carvalho Neto

Name: José da Costa Carvalho Neto
Title: Chief Executive Officer

By:	/s/ Armando Casado de Araújo

Name: Armando Casado de Araújo
Title: Chief Financial Officer

Centrais Elétricas Brasileiras

S.A. - Eletrobras

IFRS consolidated financial statements and

report of independent registered public

accounting firm for the year

ended December 31, 2011

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the year ended December 31, 2011, 2010 and 2009.

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A. - Eletrobras

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. - Eletrobras and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), because material weaknesses in internal control over financial reporting existed as of that date, related to the following: (i) lack of an effective internal control environment, considering that internal control deficiencies were not remediated in a timely manner, the Company did not adequately define responsibility with respect to its internal controls over financial reporting and the necessary lines of communication throughout the organization, the Company did not adequately perform a risk assessment to identify risks so as to ensure that effective controls were adequately designed and implemented that would prevent and detect material misstatements to its financial statements, and the Company did not adequately design and maintain effective information technology policies, including those related to segregation of duties, security and granting and monitoring access to its financial application programs and data; (ii) lack of effective review and monitoring processes and documentation relating to the recording of recurring and non-recurring journal entries; (iii) lack of effective controls to ensure the completeness/accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes; (iv) lack of effective controls to ensure the completeness/accuracy or the review/monitoring of the postretirement benefits plans (pension plans) sponsored by the Company, including detailed review of the actuarial assumptions, reconciliation between actuarial valuation reports and accounting records, as well as the cash flow for the contribution payments; (v) lack of effective controls and design with respect to the acquisitions of property, plant and equipment, specifically, to ensure the completeness, accuracy and validation of such acquisitions; (vi) lack of effective controls to ensure completeness, accuracy, validity and valuation of purchases and payments of goods and services; (vii) lack of effective controls to ensure the completeness and accuracy of adjustments in transmission services account receivable related to the availability of the transmission lines not included in the fixed transmission revenue fee (RAP); (viii) lack of effective controls to ensure the accuracy of the amounts of repayments for subsidy related to the Fuel Consumption Account – CCC; (ix) lack of effective controls to ensure the appropriate review/monitoring related to the preparation of financial statements in compliance with International Financial Reporting Standards (IFRS) and related disclosures, and insufficient headcount of internal personnel with a sufficient level of accounting knowledge in IFRS and lack of an adequate supervisory review of the accounting process to ensure the financial statements and disclosures were prepared in compliance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Note 14 to the financial statements, the subsidiaries in the distribution segment have suffered recurring losses from operations and have a net capital deficiency in the amount of R$ 1,245,367 thousand at December 31, 2011.

As disclosed in Note 14 to the financial statements, the associated company Centrais Elétricas do Pará S.A. - CELPA has a net capital deficiency in the amount of R$ 1,191,873 thousand at December 31, 2011 and the associated company Centrais Elétricas Matogressenses S.A - CEMAT, belonging to the same economic group as CELPA, presented a net capital deficiency in the amount of R$ 82,136 thousand.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We do not express an opinion or any other form of assurance on management’s statement referring to remediation of the material weaknesses included under Management´s Annual Report on Internal Control Over Financial Reporting.

Rio de Janeiro, May 21, 2012

PricewaterhouseCoopers

Auditores Independentes

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Reais)

		CONSOLIDATED
	NOTE	12/31/2011	12/31/2010
ASSETS
CURRENT
Cash and Cash Equivalents		4,959,787	9,220,169
Restricted Cash		3,034,638	2,058,218
Marketable Securities		11,252,504	6,774,073
Accounts Receivable	7	4,352,024	3,779,930
Financial Asset of Concessions Agreements	16	2,017,949	1,723,522
Financings and Loans	8	2,082,054	1,359,269
Fuel Consumption Account (CCC)		1,184,936	1,428,256
Investments Remuneration	9	197,863	178,604
Taxes Recoverable	10	1,947,344	1,825,905
Reimbursement Rights	11	3,083,157	1,704,239
Warehouse (Storeroom)		358,724	378,637
Stock of Nuclear Fuel	12	388,663	297,972
Prepaid Expenses		46,322	40,418
Financial Instruments		195,536	283,220
Other		1,561,171	1,517,440

TOTAL CURRENT ASSETS		36,662,672	32,569,872

NON-CURRENT
LONG-TERM ASSETS
Reimbursement Rights	11	500,333	371,599
Financings and Loans	8	7,651,336	8,300,171
Accounts Receivable	7	1,478,994	1,706,292
Marketable Securities	6	398,358	769,905
Stock of Nuclear Fuel	12	435,633	523,957
Warehouse (storeroom)		80,909	275,599
Deferred Tax Assets	10	5,774,286	4,338,682
Judicial Deposit		2,316,324	1,750,678
Fuel Consumption Account - CCC		727,136	785,327
Financial Asset of Concession Agreements	16	46,149,379	40,643,712
Financial Instruments		185,031	297,020
Advances for Future Capital Increase	13	4,000	7,141
Other		620,854	889,930

		66,322,573	60,660,013
INVESTMENTS	14	4,570,959	4,724,647
FIXED ASSETS	15	53,214,861	46,682,498
INTANGIBLE	17	2,371,367	2,263,972

TOTAL NON-CURRENT ASSETS		126,479,760	114,331,130

TOTAL ASSETS		163,142,432	146,901,000

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(in thousands of Reais)

		CONSOLIDATED
	NOTE	12/31/2011	12/31/2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT
Borrowings	21	4,005,326	1,868,465
Debentures	22	739,237	—
Compulsory Loan	23	16,331	16,925
Suppliers	19	6,338,102	5,165,765
Advance from Clients	20	413,041	341,462
Taxes and social Contributions	25	1,032,521	1,102,672
Fuel Consumption Account (CCC)	24	3,079,796	2,579,546
Shareholders’ Remuneration	27	4,373,773	3,424,520
National Treasury Credits	28	109,050	92,770
Estimated Liabilities		802,864	772,071
Reimbursement Obligations		1,955,966	759,214
Complementary Pension Plans	29	451,801	330,828
Provision for Contingencies	30	240,190	257,580
Regulatory Fees	26	901,692	584,240
Leasing		142,997	120,485
Concessions Payable	32	35,233	25,098
Financial Instruments		269,718	237,209
Personnel voluntary dismissal		93,137	—
Research and development		274,722	219,538
Profit sharing		296,547	227,563
Other		552,765	243,560

TOTAL CURRENT LIABILITIES		26,124,809	18,369,511

NON-CURRENT
Borrowings	21	38,408,352	31,269,971
National Treasury Credits	28	155,676	250,485
Debentures	22	279,410	710,536
Advance from Clients	20	879,452	928,653
Compulsory Loan	23	211,554	141,425
Decommission Obligation	31	408,712	375,968
Fuel Consumption Account - CCC		954,013	785,327
Provisions for Contingencies	30	4,652,176	3,901,289
Complementary Pension Plans	29	2,256,132	2,066,702
Reimbursement Obligations		1,475,262	1,091,271
Leasing		1,775,544	1,694,547
Shareholders remuneration	27	3,143,222	5,601,077
Concessions Payable	32	1,234,426	1,089,726
Advances for Future Capital Increase	33	148,695	5,173,856
Financial Instruments		197,965	303,331
Personnel voluntary dismissal		726,291	273,671
Research and development		370,714	284,820
Taxes and Social Contributions	25	1,902,522	1,217,649
Other		635,184	840,776

TOTAL NON-CURRENT LIABILITIES		59,815,302	58,001,080

SHAREHOLDERS’ EQUITY	35
Capital Stock		31,305,331	26,156,567
Capital Reserves		26,048,342	26,048,342
Profit Reserves		18,571,011	17,329,661
Asset Valuation Adjustments		220,915	163,335
Additional Proposed Dividend		706,018	753,201
Other Comprehensive Income		(8,108)	(146,992)
Non-controlling Shareholders Interest		358,812	226,296

TOTAL SHAREHOLDERS’ EQUITY		77,202,321	70,530,410

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		163,142,432	146,901,000

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

CONSOLIDATED STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(in thousands of Reais)

	NOTE	12/31/2011		12/31/2010		12/31/2009
NET OPERATING REVENUE	37		29,532,744		26,832,085		23,140,906

OPERATING EXPENSES
Personnel, Supplies and Services	39		7,670,716		7,370,713		6,486,218
Profit Sharing for Employee and Management			317,035		296,270		284,534
Electricity Purchased for Reselling	40		3,386,289		4,315,084		3,581,396
Fuel for Electricity Production			162,673		252,502		756,285
Use of the Grid	40		1,420,934		1,353,839		1,263,408
Remuneration and Reinbursement			1,328,994		1,087,341		1,188,032
Depreciation and Amortization			1,723,885		1,592,476		1,624,246
Construction			4,279,608		2,953,484		1,723,960
Operating Provisions	41		2,848,749		2,497,262		2,140,406
Itaipu’s Income to Offset			655,290		441,057		669,675
Donations and Contributions			289,964		261,006		237,978
Other			1,305,765		669,434		704,448

			25,389,902		23,090,468		20,660,586
OPERATING RESULT BEFORE FINANCIAL RESULT			4,142,842		3,741,617		2,480,320

FINANCIAL RESULT
Financial Revenue
Revenue from Interest, Commissions and Fees			757,450		781,872		1,035,487
Revenue from Financial Investments			1,664,517		1,537,435		1,464,782
Arrears Surcharge on Electricity			359,208		393,987		228,145
Monetary Restatement			652,949		616,141		356,023
Exchange Rate Variations Gain			669,731		—		—
Other Financial Revenues			158,471		394,890		882,618
Financial expenses
Debt Charges			(1,708,670)		(1,675,821)		(1,758,473)
Leasing Charges			(350,861)		(332,449)		(213,470)
Charges on Shareholders’ Resources			(1,178,989)		(1,298,647)		(1,468,713)
Exchange Rate Variations Loss			—		(431,497)		(4,018,643)
Other financial expenses			(789,353)		(350,033)		(145,853)

			234,453		(364,122)		(3,638,097)
Result/Loss before participation in Associates and Other Investments			4,377,295		3,377,495		(1,157,777)
Result of Participation in Associates and Other Investments	38		482,785		669,755		1,571,032
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION			4,860,080		4,047,250		413,255

Income Tax			(796,252)		(1,074,606)		635,875
Social Contribution on the Net Income			(301,809)		(419,659)		201,010

NET INCOME OF THE YEAR			3,762,019		2,552,985		1,250,140

ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS			3,732,565		2,247,913		911,467
ATTRIBUTABLE TO NON-CONTROLLING SHAREHOLDERS			29,454		305,072		338,673

NET INCOME PER SHARE	36	R$	2.78	R$	2.25	R$	1.10

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(in thousands of Reais)

					PROFIT RESERVES
	SHARE CAPITAL	TREASURY SHARES	CAPITAL RESERVES	REVALUATION RESERVES	LEGAL	STATUTORY	UNDISTRIBUTED DIVIDENDS	PROFIT RETENTION
Balance on 01/01/2009 before adoption the new practices	26,156,567	—	26,048,342	196,906	2,037,862	17,038,712	9,336,858	487,476

Effects of adoption the new practices				(196,906)
Additional dividends
On January 1st, 2009	26,156,567	—	26,048,342	—	2,037,862	17,038,712	9,336,858	487,476

Additional dividends
Treasury shares		(879)
Translation accumulated adjustments
Post-employment benefit adjustment
Fair value of available-for-sale financial instruments
Deferred income tax and social contribution over other comprehensive income
Other comprehensive income effects
Financial charges— Decree 2,673/98							926,581
Reversal for payment							(10,263,439)
Realization of the Revaluation Reserve
Equity valuation adjustments
Realization of reserves
Reversal of reserves						(74,554)		(487,476)
Reserves					8,526
Net income for the year
Shareholders remuneration
Approval of additional dividend by Annual General Meeting

on December 31, 2009	26,156,567	(879)	26,048,342	—	2,046,388	16,964,158	—	—

Additional dividends
Treasury shares		879
Translation accumulated adjustments
Post-employment benefit adjustment
Fair value of available-for-sale financial instruments
Deferred income tax and social contribution over other comprehensive income
Other comprehensive income effects
Equity valuation adjustments
Realization of reserves
Reversal of reserves						(2,205,694)
Net income for the year
Shareholders remuneration
Approval of additional dividend by Annual General Meeting

on December 31, 2010	26,156,567	—	26,048,342	—	2,046,388	14,758,464	—	—

Payment of capital	5,148,764
Additional dividends						(213,862)
Translation accumulated adjustments
Post-employment benefit adjustment
Fair value of available-for-sale financial instruments
Deferred income tax and social contribution over other comprehensive income
Adjustment of subsidiaries / associates
Equity valuation adjustments
Realization of reserves
Net income for the year
Reserves					186,629	1,793,393
Shareholders remuneration
Approval of additional dividend by Annual General Meeting

on December 31, 2011	31,305,331	—	26,048,342	—	2,233,017	16,337,995	—	—

	ADDITIONAL DIVIDENDS	EQUITY VALUATION ADJUSTMENTS EFFECTS	RETAINED EARNINGS/ ACCUMULATED LOSSES	AFAC	OTHER COMPREHENSIVE INCOME	STOCKHOLDERS’ EQUITY PARENT COMPANY	STOCKHOLDERS’ EQUITY NON-CONTROLLING INTEREST	CONSOLIDATED STOCKHOLDERS’ EQUITY
Balance on 01/01/2009 before adoption the new practices	—	28,285	—	4,287,353	—	85,618,361	—	85,618,361

Effects of adoption the new practices		168,621	(4,086,684)	(4,287,353)	(285,485)	(8,687,807)	121,516	(8,566,291)
Additional dividends	257,836					257,836		257,836
On January 1st, 2009	257,836	196,906	(4,086,684)	—	(285,485)	77,188,390	121,516	77,309,906

Additional dividends	(257,836)					(257,836)		(257,836)
Treasury shares						(879)		(879)
Translation accumulated adjustments					(29,790)	(29,790)		(29,790)
Post-employment benefit adjustment					5,914	5,914		5,914
Fair value of available-for-sale financial instruments					206,662	206,662		206,662
Deferred income tax and social contribution over other comprehensive income					(72,276)	(72,276)		(72,276)
Other comprehensive income effects					1,002,466	1,002,466		1,002,466
Financial charges— Decree 2,673/98						926,581		926,581
Reversal for payment						(10,263,439)		(10,263,439)
Realization of the Revaluation Reserve		(17,479)	17,479			—		—
Equity valuation adjustments						—		—
Realization of reserves						—		—
Reversal of reserves			562,030			—		—
Reserves			(8,526)			—		—
Net income for the year			911,467			911,467	338,673	1,250,140
Shareholders remuneration			(741,509)			(741,509)	(327,646)	(1,069,155)
Approval of additional dividend by Annual General Meeting	370,755					370,755		370,755

on December 31, 2009	370,755	179,427	(3,345,743)	—	827,491	69,246,506	132,543	69,379,049

Additional dividends	(370,755)					(370,755)		(370,755)
Treasury shares						879		879
Translation accumulated adjustments					(6,747)	(6,747)		(6,747)
Post-employment benefit adjustment					55,300	55,300		55,300
Fair value of available-for-sale financial instruments					158,697	158,697		158,697
Deferred income tax and social contribution over other comprehensive income					231,650	231,650		231,650
Other comprehensive income effects					(888,574)	(888,574)		(888,574)
Equity valuation adjustments		(16,092)				(16,092)		(16,092)
Realization of reserves			16,092			16,092		16,092
Reversal of reserves			2,205,694			—		—
Net income for the year			2,247,913			2,247,913	305,072	2,552,985
Shareholders remuneration			(370,755)			(370,755)	(211,319)	(582,074)
Approval of additional dividend by Annual General Meeting	753,201		(753,201)			—		—

on December 31, 2010	753,201	163,335	—	—	377,817	70,304,114	226,296	70,530,410

Payment of capital						5,148,764	103,062	5,251,826
Additional dividends	(753,200)					(967,061)		(967,061)
Translation accumulated adjustments					15,878	15,878		15,878
Post-employment benefit adjustment					(280,256)	(280,256)		(280,256)
Fair value of available-for-sale financial instruments					152,385	152,385		152,385
Deferred income tax and social contribution over other comprehensive income					198,813	198,815		198,815
Adjustment of subsidiaries / associates		78,004			(472,745)	(394,741)		(394,741)
Equity valuation adjustments		(20,424)				(20,423)		(20,423)
Realization of reserves			20,424			20,425		20,425
Net income for the year			3,732,565			3,732,566	29,453	3,762,020
Reserves			(1,980,021)			—		—
Shareholders remuneration			(1,066,950)			(1,066,955)		(1,066,955)
Approval of additional dividend by Annual General Meeting	706,018		(706,018)			—		—

on December 31, 2011	706,018	220,915	—	—	(8,109)	76,843,509	358,811	77,202,321

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

( in thousands of Reais )

	2011	2010	2009
Net Income of The Year	3,762,018	2,552,985	1,250,140

Other Comprehensive Income Components
Accumulated Translation Adjustments	15,878	(6,747)	(29,790)
Actuarial Gains and Losses Adjustments	(280,256)	55,300	5,914
Deferred Income Tax and Social Contribution	95,287	(18,802)	(2,011)
Fair Value of Financial Instruments Available for Sale	152,385	158,697	206,662
Deferred Income Tax and Social Contribution	(51,811)	(53,957)	(70,265)
Cash Flow Hedge Adjustment	—	12,862	(20,515)
Deferred Income Tax and Social Contribution	—	(4,373)	6,975
Comprehensive Income of Associated Companies and Jointly Controlled Entities	(472,745)	(888,574)	1,515,942
Deferred Income Tax and Social Contribution	155,336	295,920	(499,936)

Other Components of the Comprehensive Income of the Year	(385,926)	(449,674)	1,112,976

Total Comprehensive Income of the Year	3,376,091	2,103,311	2,363,116

Attributable
Shareholders of the Company	3,346,639	1,798,239	2,024,445
Interest of Non-controlling	29,453	305,072	338,672

	3,376,092	2,103,311	2,363,117

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRÁS

CONSOLIDATED STATEMENT OF CASH FLOW FOR YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(in thousands of Reais)

	12/31/2011	12/31/2010	12/31/2009
OPERATIONAL ACTIVITIES
Income before Income Tax and Social Contribution	4,860,080	4,047,250	413,255
Adjustments to Reconcile Income to the Cash Generated by Operations:
Depreciation and Amortization	1,723,959	1,592,476	1,624,246
Net Monetary/Exchange Rate Variations	(1,029,290)	(387,617)	3,662,620
Financial Charges	774,140	2,008,270	1,971,943
Revenue from Financial Assets	(2,774,166)	(2,525,754)	(535,842)
Result of Participation in Associates and Other Investments	(482,785)	(669,755)	(1,571,031)
Provision for Doubtful Accounts	808,487	600,251	558,777
Provision for Contingencies	677,998	287,821	117,847
Provision for Impairment	434,538	379,048	(412,956)
Provision for Post-Employment Plan	172,246	280,965	942,772
Provision for losses on investments	91,989	421,629	842,830
Charges of Global Reversion Reserve	403,903	395,756	380,439
Present Value Adjustment (Actuarial Evaluation and Leasing)	7,954	314,518	244,955
Non-Controlling Interest	(44,627)	(462,230)	(338,673)
Charges on Shareholders Resources	1,178,989	1,298,647	1,468,710
Gain/Loss in the Sale of Assets	223	(49,286)	203,918
Financial Instruments - Derivatives	124,770	(55,200)	(430,984)
Other	(149,992)	(741,403)	(417,426)

	1,918,336	2,688,137	8,312,145

Increase/Decrease in Operatinal Assets
Accounts Receivable	(219,230)	(569,962)	(82,067)
Marketable Securities	(4,106,884)	805,850	(291,846)
Reimbursement Rights	(1,507,652)	(1,213,885)	(219,084)
Warehouse (storeroom)	214,603	(36,463)	(79,193)
Nuclear Fuel Inventory	(2,367)	(9,164)	(64,781)
Prepaid Expenses	(5,904)	18,347	(13,487)
Financial Asset of Public Utility Concessions	(946,673)	(67,145)	1,253,611
Other	257,407	(268,034)	12,145

	(6,316,700)	(1,340,455)	515,298

Increase/Decrease in Operational Liabilities
Suppliers	1,172,337	2,086,151	575,321
Advance from Clients	(44,465)	70	1,514
Leasing	103,509	66,757	108,827
Estimated Liabilities	30,793	99,857	71,553
Reimbursement Liabilities	1,629,649	655,723	36,432
Regulatory Fees	317,452	(5,193)	589,433
Other	111,938	(481,282)	(110,796)

	3,321,213	2,422,083	1,272,284

	3,782,929	7,817,015	10,512,982

Payment of Financial Charges	(1,368,245)	(1,453,344)	(1,104,469)
Payment of Charges on Global Reversion Reserve	(465,318)	(864,871)	(788,445)
Amounts Received from Fixed Transmission Revenue Fees (RAP)	2,315,642	2,712,474	875,275
Accounts Received of Financial Charges	739,709	468,975	574,508
Payment of Income Tax and Social Contribution	(1,132,758)	(890,205)	(906,786)
Receipt of Investment Remuneration on Equity Investment	689,371	600,869	731,216
Judicial deposits	(274,462)	(146,131)	(354,036)

Cash from Operational Activities	4,286,867	8,244,782	9,540,245

FINANCING ACTIVITIES
Long-term Loans and Financings	7,273,908	3,829,260	1,672,331
Payment of Loans and Financings - Principal	(2,258,040)	(1,202,294)	(1,145,379)
Payment of Shareholders Remuneration	(4,062,839)	(3,143,565)	(1,390,796)
Payment of Refinancing of Taxes and Contributions - Principal	(92,375)	(92,115)	(97,480)
Compulsory Loan and Global Reversion Reserve	1,376,452	1,049,035	896,445
Other	119,755	(346,434)	(1,416,058)

Net Cash from Financing Activities	2,356,861	93,887	(1,480,937)

INVESTMENT ACTIVITIES
Granting of Loans and Financings	(347,796)	(641,078)	(216,056)
Receipt of loans and financing	1,123,886	2,871,385	1,064,842
Renegotiated Electricity Credits Received	277,728	342,745	563,460
Acquisition of Property, Plant and Equipment	(8,017,774)	(6,256,197)	(4,651,316)
Acquisition of intangible assets	(139,612)	(359,219)	(290,736)
Acquisition of concession assets	(3,411,497)	(3,105,522)	(1,723,960)
Other	(389,046)	(587,906)	284,284

Net Cash from Investing Activities	(10,904,112)	(7,735,791)	(4,969,482)

Increase (Decrease) in Cash and Cash Equivalents	(4,260,384)	602,878	3,089,826

Cash and Cash Equivalents on the Beginning of the Year	9,220,169	8,617,294	5,527,468
Cash and Cash Equivalents on the End of the Year	4,959,787	9,220,169	8,617,294

	(4,260,382)	602,875	3,089,826

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

Eletrobras

(PUBLICLY-HELD COMPANY)

CORPORATE TAXPAYER ID (CNPJ) 00.001.180/0001-26

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED

December 31, 2011 and 2010

(In thousands of Reais)

NOTE 1 – GENERAL INFORMATION

Centrais Elétricas Brasileiras S.A. (Eletrobras or Company) is a corporation headquartered in Brasília - DF - Setor Comercial Norte, Quadra 4, Bloco B, 100, sala 203 - Asa Norte, registered at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and at the Securities and Exchange Commission - SEC, with shares traded in the stock exchanges in São Paulo (BOVESPA) - Brazil, Madrid (LATIBEX) - Spain and New York (NYSE) - United States of America. Its business purpose is studying, projecting, building and operating generating power plants, electric power transmission and distribution lines, as well as operating trading transactions arising from these activities. Its purpose is also granting funding, providing guarantees, in the country and abroad, to electricity public utility companies under its controlling interest and on behalf of technical-scientific research entities; promoting and supporting research in the electricity sector, especially the ones linked to generation, transmission and distribution activities, as well as performing studies of exploration of watersheds for multiple purposes; contributing to the education of technical personnel required by Brazilian electricity sector, as well as preparing qualified workers, through specialized courses, it may also provide assistance to schools in the country or scholarships abroad and signing contracts with entities contributing to the training of specialized technical personnel; collaborate, technically and administratively, with companies in which it has a shareholding interest and with the Ministry of Mines and Energy.

The Company operates as a holding company, managing investments in equity interests, holding direct control in six electric energy generation and/or transmission companies (Furnas Centrais Elétricas S.A. - FURNAS, Centrais Elétricas do Norte do Brasil S.A .- ELETRONORTE, Companhia Hidro Elétrica do São Francisco - CHESF, Centrais Elétricas S.A. - ELETROSUL, Eletrobras Termonuclear S.A. - ELETRONUCLEAR, and Companhia de Geração Térmica de Energia Elétrica – CGTEE) and in four electricity distribution companies Companhia de Eletricidade do Acre - Eletroacre, Centrais Elétricas de Rondônia - Ceron, Companhia Energética de Alagoas - Ceal and Companhia Energética do Piauí – Cepisa, in addition to Amazonas Energia – AME, vertically integrated, operating in electricity generation and distribution.

The Company is also the parent company of Eletrobras Participações S.A. – Eletropar and, jointly controls Itaipu Binacional – Itaipu, in the terms of the International Treaty signed by the governments of Brazil and Paraguay, Inambari Geração de Energia S.A. and Centrales Hidroelectricas de Centroamerica S.A. – CHC.

The Company indirectly controls the company Boa Vista Energia, a wholly-owned subsidiary of Eletronorte, which operates in electricity generation and distribution in the city of Boa Vista, in the state of Roraima, and also controls a number of Special Purpose Entities: RS Energia, Artemis, Uirapuru e Porto Velho Transmissora, wholly-owned subsidiaries of Eletrosul; and Estação Transmissora de Energia and Rio Branco Transmissora de Energia, wholly-owned subsidiaries of Eletronorte.

The Company also has a minority interest in several companies in the segments of electricity generation, transmission and distribution, directly and/or indirectly through its subsidiaries (Note 14).

Eletrobras is authorized, directly or through its subsidiaries or controlled companies, to establish, with or without payment, business consortiums and to hold interest in companies that are outside of Brazil and whose purpose is to produce, transmit and distribute electric power.

The Company is also responsible for the management of sector resources, which it achieves through a number of entities: Global Reversion Reserve – RGR, Energy Development Account – CDE, Use of Public Property – UBP and Fuel Consumption Account – CCC. These entities fund federal government programs that aim to provide nationwide access to electricity, efficient lighting, alternative sources of electric energy and electricity conservation and acquisition of fossil fuels used in isolated electricity generation systems. The financial results of these entities do not impact the financial results of the Company (except certain administration fees relating to a number of these entities).

The Company also acts as a trading agent in electric energy for Itaipu Binacional and participating agents of Proinfa.

The issuance of these consolidated financial statements of the Group was authorized by the Board of Directors on April 16, 2012.

NOTE 2 – CONCESSIONS OF ELECTRIC POWER AS A PUBLIC UTILITY

The Company, through its subsidiaries, holds several public utility concessions of electric power, whose details, installed capacity and maturity dates are listed below:

I - Electric Power Generation

Concessions/Permissions	Location	Installed Capacity (MW) (Unaudited)	Maturity Year
UHE (Hydroelectric Power Plant) Paulo Afonso I	BA	180	2015
UHE Paulo Afonso II	BA	443	2015
UHE Paulo Afonso III	BA	794.2	2015
UHE Paulo Afonso IV	BA	2,462.4	2015
UHE Apolônio Sales	BA	400	2015
UHE Luiz Gonzaga	BA	1,479.60	2015
UHE Xingó	AL/SE	3,162.00	2015
UHE Piloto	PE	2	2015
UHE Araras	CE	4	2015
UHE Funil	BA	30	2015
UHE Pedra	BA	20.01	2015
UHE Boa Esperança (Castelo Branco)	PI	237.3	2015
UHE Sobradinho	BA/PE	1,050.30	2022
UHE Curemas	PA	3.52	2024
UTE (Thermoelectric Power Plant) Camaçari	BA	346.8	2027
UHE Belo Monte	PA	11,233.10	2045
EOL São Pedro do Lago	BA	28.8	2046
EOL Pedra Branca	BA	28.8	2046

EOL Sete Gameleiras	BA	28.8	2046
UHE – Tucuruí	PA	8,370.00	2024
UHE – Curuá-Uma	PA	30.3	2028
UHE – Samuel	RO	216.75	2029
UHE – Coaracy Nunes	AP	76.95	2015
UTE – Rio Madeira	RO	119.35	Undetermined
UTE – Rio Acre	AC	45.49	Undetermined
UTE – Rio Branco I	AC	18.65	Undetermined
UTE – Rio Branco II	AC	31.80	Undetermined
UTE – Santana	AP	60	Undetermined
UTE – Electron	AM	120	Undetermined
UTE – Senador Arnon Afonso Farias	RR	85.99	Undetermined
UHE Dardanelos	MT	261	2042
UTE Serra do Navio	SE	23.3	2037
UTE PCH Capivara	SE	29.8	2037
Parque Eólico Miassaba 3	RN	50.4	2045
Parque Eólico Rei dos Ventos 3	RN	48.6	2045
UHE Passo São João	RS	77	2041
UHE Mauá	PR	361	2042
UHE São Domingos	MS	48	2037
PCH (Small Hydroelectric Power Plant) Barra do Rio Chapéu	SC	15	2035
PCH João Borges	SC	19	2035
EOI Coxilha Negra V	RS	30	2045
EOI Coxilha Negra VI	RS	30	2045
EOI Coxilha Negra VII	RS	30	2045
UHE Jirau	RO	3,300.00	2043
UTE Presidente Médici - Candiota I y II	RS	446	2015
UTE Candiota III	RS	350	2041
UTE São Jerônimo	RS	20.	2015
UTE Nutepa	RS	24	2015
UHE Balbina	AM	277.5	2027
UHE Aparecida	AM	251.5	2015
UHE Aparecida	AM	251.5	2015
UTE Mauá	AM	711.4	2015
UTE Mauá	AM	711.4	2015
UTE Mauá	AM	711.4	2015
UTE Mauá	AM	711.4	2015
Other	AM	597.1	2015
UTE FLORES	AM	80	2015
UTE Cidade Nova	AM	20	2015
UTE Iranduba	AM	50	2015
UTE Distrito	AM	40	2015
UTE Santa Cruz	RJ	932	2015
UTE São Jorge	AM	50	2015
UHE Furnas	MG	1,216.00	2015
UHE Luiz Carlos Barreto de Carvalho	SP/MG	1,050.00	2015
UHE Marimbondo	SP/MG	1,440.00	2017

UHE Porto Colômbia	SP/MG	320	2017
UHE Mascarenhas de Moraes	MG	476	2023
UHE Funil	MG	216	2015
UHE Itumbiara	MG/GO	2,082.00	2020
UHE Corumbá I	GO	375	2014
UHE Manso	MG	212	2035
UHE Serra da Mesa	GO	1,275.00	2011
UTE Roberto Silveira	RJ	30	Extension granted
UHE Batalha	MG/GO	52.5	2041
UHE Simplício/Anta	RJ/MG	333.7	2041
UHE Peixe Angical	TO	452	2036
UHE Baguari	MG	140	2041
UHE Foz do Chapecó	RS	855	2036
UHE Serra do Facão	GO	212.58	2036
UHE Retiro Baixo	MG	82	2041
UTN (Thermonuclear Power Plant) Angra I	RJ	640	Undetermined
UTN Angra II	RJ	1,350.00	Undetermined
UTN Angra III	RJ	1,405.00	Undetermined
UHE Santo Antônio	RO	3,150.10	2043

Electric power generation considers the following assumptions:

a)	existence of periods, either throughout the day or annually, in which there is higher or lower demand for electric power in the system for which the power plant, or generation system, was scaled;

b)	existence, as well, of periods in which machines are removed from operation for maintenance, either to prevent or repair, and

c)	water availability in the river where it is located.

The Planning and Programming of Electric Energy Operations is responsible for the production of electric power at the power plants by detailing and monitoring production at daily and annual rates through schedules prepared by the National Operator of Electric Systems - ONS, which establishes the volumes and sources of electric power generation required to meet the country’s demand in an optimized manner, based on the availability of water basins and machinery currently in operation, as well as generation costs and feasibility of transmission of power through the interconnected electric power system.

II – Electric Power Transmission

	Location	Extension (km) (Unaudited)	Maturity Year
LT 230 kV – SE Ribeiro Gonçalves/SE Balsas	MA/TO/PI	95	2039
LT Coxipó-Cuiabá-Rondonópolis (MT), 230 Kv	MT	193	2034
LT Colinas, Miracema, Gurupi, Peixe Nova da Serra 2 (TO/GO) in 500 kV	TO/GO	695	2036
LT Jauru-Juba-C2 (MT) and Maggi - Nova Mutun (MT), 230 kV, 30/138 kV	MT	402	2008
LT Oriximiná - Itacoatiara - Cariri (PA/AM), in 500kV	PA/AM	586	2038
LT Colectora Porto Velho (RO) - Araracuara (SP), 600kv	RO/SP	2,375	2039
LT Porto Velho - Samuel Ariquemes - Ji-Paraná -Pimenta Bueno - Vilhena (RO), Jaurú (MT), with 230 kV	RO/MT	987	2039
LT Porto Velho - Abunã (RO) - Rio Branco (AC), 230 kV	RO/AC	487	2039
LT Jaurú - Cuiabá (MT) and SE Jaurú, with 500 kV	MT/SE	348	2039
LT 525 kV Campos Novos/Biguaçu/Blumenau	SC	359	2035
LT 525 kV Itá/Nova Santa Rita	SC/RS	314.8	2015
LT 525 kV Caxias/Itá	RS/SC	256	2015
LT 525 kV Areia/Curitiba I	PR	235.2	2015
LT 525 kV Areia/Bateias	PR	220.3	2015
LT 525 kV Campos Novos/Caxias	SC/RS	203.3	2015
LT 525 kV Itá/Salto Santiago	SC/PR	186.8	2015
LT 525 kV Areia/Campos Novos	PR/SC	176.3	2015
LT 525 kV Areia/Ivaiporã	PR	173.2	2015
LT 525 kV Ivaiporã/Salto Santiago	PR	167	2015
LT 525 kV Blumenau/Curitiba	SC/PR	136.3	2015
LT 525 kV Ivaiporã/Londrina	PR	121.9	2015
Other LT 525 kV	—	395.4	2015
LT 230 kV Presidente Médice/Santa Cruz 1	RS	237.4	2038
LT 230 kV Dourados/Guaíra	MS/PR	226.5	2015
LT 230 kV Monte Claro/Paso Fundo	RS	211.5	2015
LT 230 kV Anastácio/Dourados	MS	210.9	2015
LT 230 kV Passo Fundo/Nova Prata 2	RS	199.1	2015
LT 230 kV Areia/Ponta Grossa	PR	181.6	2015
LT 230 kV Campo Mourão/Salto Osorio 2	PR	181.3	2015
LT 230 kV Campo Mourão/Salto Osorio 1	PR	181.2	2015
LT 230 kV Salto Osorio/Xanxerê	PR/SC	162	2015
LT 230 kV Areia/Salto Osorio 1	PR	160.5	2015
LT 230 kV Areia/Salto Osorio 2	PR	160.3	2015
LT 230 kV Londrina/Assis 1	PR/SP	156.6	2015
LT 230 kV Blumenau/Palhoça	SC	133.9	2015
LT 230 kV Biguaçu/Blumenau 2	SC	129.5	2015
LT 230 kV Areia/São Mateus do Sul	PR	129	2015
LT 230 kV Cascavel/Guaíra	PR	126.2	2015
LT 230 kV Lageado Grande/Siderópolis	RS/SC	121.9	2015
LT 230 kV Jorge Lacerda “B”/Palhoça	SC	121.3	2015
LT 230 kV Curitiba/São Mateus do Sul	PR	116.7	2015
LT 230 kV Blumenau/Jorge Lacerda “B”	SC	116.4	2015
LT 230 kV Campo Mourão/Apucarana	PR	114.5	2015
LT 230 kV Assis/Londrina	SP/PR	114.3	2015
LT 230 kV Atlântida 2/Gravataí 3	RS	102	2015
Other LT 230 kV	—	1,556	2015

LT 138 kV Jupiá/Mimoso 1	SP/MS	218.7	2015
LT 138 kV Jupiá/Mimoso 3	SP/MS	218.7	2015
LT 138 kV Jupiá/Mimoso 4	SP/MS	218.7	2015
LT 138 kV Jorge Lacerda “A”/Palhoça 1	SC	108.6	2015
LT 138 kV Campo Grande/Mimoso 1	MS	108.3	2015
LT 138 kV Campo Grande/Mimoso 3	MS	108.3	2015
LT 138 kV Campo Grande/Mimoso 4	MS	108.3	2015
LT 138 kV Dourados das Nações/Ivinhema	MS	94.7	2015
Other LT de 138 kV	—	657	2015
LT 132 kV Frequency Converter Uruguayana/Paso de Los Libres	RS	12.5	2015
LT 69 kV Salto Osório/Salto Santiago	PR	56.2	2015
LT 345 kV Furnas - Pimenta II	MG	66	2035
LT 500 kV Rio Verde Norte – Trindade; LT 500/230 kV – 1200 MVA Trindade Substation	GO	193	2040
LT 230 kV Trindade – Xavantes	GO	37	2040
LT 230 kV Trindade – Carajás	GO	29	2040
LT Collector Porto Velho - Araraquara 2; LT 500/± 600 kV - 3.150 MW, Rectifier Station - Substation 2 CA/CC y LT ± 600/500 kV – 2.950 MW, Inverter Station - Substation 02 CC/CA	RO	2375	2038
LT 500 kV Mesquita - Viana 2; LT 500/345kV 900 MVA – Viana 2	MG/ES	248	2040
LT 345 kV Viana 2 - Viana	MG/ES	10	2040
2 LT 138 kV Generation Unit – National Interconnected System; LT 138 kV, Pumping Substation		33	2035
LT 230 kV Serra da Mesa - Niquelândia; LT 230 kV, Serra da Mesa Substation	TO	105	2015
LT 230 kV Niquelândia - Barro Alto; LT 230 kV, Niquelândia Substation and LT 230 kV, Barro Alto Substation	TO	88	2015
LT 230 kV CS Barra dos Coqueiros – Quirinópolis	MS/GO/MT	NA	2039
LT 230 kV CD Chapadão - Jataí Taquari	MS/GO/MT	NA	2039
LT 230 kV CS Palmeiras – Edéia	MS/GO/MT	NA	2039
2 LT 500 kV in the division of LT Campinas – Ibiúna and SE Itatiba 500/138 kV; LT 500/138 kV, Itatiba Substation and LT 500 kV, Campinas Substation and SE Ibiúna	SP	1	2039
LT 345 kV Montes Claros – Irapé	MG	138	2034
LT 345 kV Itutinga - Juiz de Fora	MG	144	2035
LT 230 kV Milagres/Tauá (CE); LT 230 kV Tauá Substation (CE)	CE	208	2035
LT 230 kV Milagres/Coremas (CE/PB)	CE/PB	120	2035
LT 230 kV Paraíso/Açu II (RN)	RN	135	2037
LT 230 kV Funi/Itapebi (BA)	BA	197.80	2015
LT 230 kV Ibicoara/Brumado (BA); LT 500/230 kV Ibicoara Substation (PE)	BA/PE	95	2037
LT 230 kV Eunápolis/Teixeira de Freitas II (BA); LT 230/138 kV Teixeira de Freitas II Substation (BA)	BA	152	2038
LT 230 kV Picos/Tauá (PI/CE)	PI/CE	183.2	2037
LT 230 kV Jardim/Penedo (SE/AL)	SE/AL	110	2038
LT 500/230 kV Substations Suape II(PE); LT 230/69 kV Suape III (PE)	PE	24	2039
LT 230 kV Pau Ferro/Santa Rita II (PE/PB)	PE/PB	96.7	2039
LT 230 kV Paulo Afonso III/Zebu (AL); LT 230/69 kV Substations Santa Rita II; LT 230/69 kV Zebu (AL); LT 230/69 kV Natal III (RN)	AL/PB/RN	6	2039

LT 230 kV Eunápolis/Teixeira de Freitas II (BA)	BA	152	2038
LT 500/230 kV Substation Camaçari IV	BA	80.84	2040
LT 230/69 kV Substation Arapiraca III; LT 230kV Double Circuit Rio LargoII/Penedo	AL	45	2040
LT 230 kV Paraíso/Açu (RN), circuit 3	RN	123	2040
LT 230 kV Açu/Mossoró II (RN), circuit 2	RN	69	2040
LT 230 kV João Câmara/Extremoz II; LT 230 kV João Câmara Substation (RN); LT 230 kV Extremoz II Substation (RN)	RN	82	2040
LT 230 kV Igaporã/Bon Jesus da Lapa II (BA); LT 230 kV Igaporã Substation (BA)	BA	115	2040
LT 230 kV Sobral III/Acaraú II (CE); LT 230 kV Acaraú Substation (CE)	CE	97	2040
83 Transmission Substations; 15 Pumping Substations		18,260	2015
LT 500 kV Teresina(PI)/Sobral/Fortaleza(CE)	PI/CE	546	2034
LT 500 kV Colinas/Miracema/ Urupi/ Peixe 2/Serra da Mesa (TO/GO)	TO/GO	695	2036
LT 500 kV Oriximiná/Itacoatiara CD		375	2038
LT 500 kV Itacoatiara/Cariri (PA/AM); LT 500/138 kV Substations Itacoatiara and LT 500/230 kV Cariri	PA/AM	212	2038
LT +/- 600 kV Collector Porto Velho (RO)/ Araracuara 2 (SP), 1 in CC; LT 500 kV/+/- 600kV – 3.150 MW Rectifier Station 2 CA/CC; LT, +/- 600 kV/500kV – 2.950 MW Inverter Station 2 CC/CA	RO/SP	2,375	2039
LT 230 kV São Luiz II/ São Luiz III (MA); LT 500 kV Pecém II Substation (CE) and LT 230 kV Aquiraz II (CE)	MA/CE	96	2040
SE – Campos Novos	SC	2.466.00	2015
SE – Caxias	RS	2.016.00	2015
SE – Gravataí	RS	2.016.00	2015
SE – Nova Santa Rita	RS	2.016.00	2015
SE – Blumenau	SC	1.962.00	2015
SE – Curitiba	PR	1.344.00	2015
SE – Londrina	PR	1.344.00	2015
SE – Santo Ângelo	RS	1.344.00	2015
SE – Biguaçu	SC	300.00	2015
SE – Biguaçu	SC	672.00	2035
SE – Joinville	SC	691.00	2015
SE – Areia	PR	672.00	2015
SE – Itajaí	SC	525.00	2015
SE – Xanxerê	SC	450.00	2015
SE – Jorge Lacerda “A”	SC	399.80	2015
SE – Palhoça	SC	384.00	2015
SE – Siderópolis	SC	364.00	2015
SE – Assis	SP	336.00	2015
SE – Joinville Norte	SC	300.00	2015
SE – Atlântida 2	RS	249.00	2015
SE – Canoinhas	SC	225.00	2015
SE – Dourados	MS	225.00	2015
SE – Caxias 5	RS	215.00	2015
SE – Passo Fundo	RS	168.00	2015
SE – Tapera 2	RS	166.00	2015
SE – Gravataí 3	RS	165.00	2015
SE – Desterro	SC	150.00	2015
SE – Missões	RS	150.00	2039
SE – Anastácio	MS	150.00	2015
SE – Ilhota	SC	100.00	2015
Other substations	—	404.50	2015

III – Electric Power Distribution

Company	Geographic Region	Municipalities Served (Unaudited)	Maturity year of the Concession
Distribuição Acre	State of Acre	25	2015
Distribuição Rondônia	State of Rondônia	52	2015
Distribuição Alagoas	State of Alagoas	102	2015
Distribuição Piauí	State of Piauí	224	2015
Amazonas Energia	State of Amazonas	62	2015
Distribuição Roraima	State of Roraima	1	2015

The term of the concessions in the tables above represent the average maturity date of the concessions acquired for each company.

If the Company’s subsidiaries’ concessions are not renewed or are renewed at an additional cost for the Company, the current levels of profitability and activity may change.

NOTE 3 – SUMMARY OF MAIN ACCOUNTING POLICIES

The main accounting policies adopted in the preparation of these financial statements are defined below. These policies have been applied consistently in all reported years, unless otherwise stated.

3.1.	Basis of preparation

The preparation of the financial statements requires the use of certain critical accounting estimates and also the Company’s Management judgment on the process to apply the Group’s accounting policies. Those areas which require a higher level of judgment and which are more complex, as well as areas in which the assumptions and estimates are relevant for the consolidated financial statements, are disclosed in Note 4.

The financial statements were prepared based on the historical cost, except for certain financial instruments measured by their fair values, as described in the following accounting practices. Generally, the historical cost is based on the fair value of considerations paid in exchange of assets.

(a)	consolidated financial statements

The consolidated financial statements were prepared and are being presented in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

(b)	changes in the accounting policies and disclosures

The following amendments and interpretations were disclosed and are mandatory for the accounting periods starting as of January 1, 2012, and there was no early adoption of these standards by the Company.

Rule	Key requirements	Effective date

Amendment to IAS 12 - “Income Tax” on deferred taxes

Currently, IAS 12 - “Income Taxes” require that deferred taxes are measured based on the expected recovery of asset’s carrying amount by its use or sale.

Nevertheless, for “Investment Properties” measured by fair value under IAS 40, it may be difficult and subjective to assess if recovery will occur through use or sale.

Therefore, this amendment introduces an exception to current principle to measure deferred tax assets or liabilities over property investment measured at fair value. The amendment to IAS 12 resulted in the incorporation of SIC 21 - “Income Taxes – Recovery of revalued non-depreciable assets” no longer applicable to investment properties carried at fair value. The amendments to IAS 12 also include previous guidance contained in SIC 21, which was removed.

January 1, 2012

Amendment to IAS 1 - “Presentation of Financial Statements” regarding other comprehensive income	The main change resulting from these addenda was the requirement that entities must group the items reported in other comprehensive income based on the possibility of becoming or not potentially re-classifiable into profit or losses, subsequently (reclassification adjustments). The amendments do not establish which items must be reported in other comprehensive income.	July 1, 2012

Amendment to IAS 19 - “Employee Benefits”	These amendments remove the “corridor” method and require that financial costs are calculated based on net funding.	January 1, 2013

IFRS 9 - “Financial Instruments”	IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 maintains, but simplifies the combined measurement model and establishes two main measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the characteristics of financial asset’s contractual cash flows. IAS 39 guidance on impairment of financial assets and hedge accounting remains applicable.	January 1, 2013

Rule	Key requirements	Effective date

IFRS 10 - “Consolidated Financial Statements”	The objective of IFRS 10 is to establish principles to present and prepare consolidated financial statements, when there is at least, subsidiary-parent company relation. It defines the principles and establishes the concept of control as basis of consolidation. It defines how to apply the principle of control to identify if an investee must be considered subsidiary, therefore, consolidated. It defines the requirements to prepare the consolidated financial statements.	January 1, 2013

IFRS 11 - “Joint Arrangements”

IFRS 11 provides a more realistic approach for joint arrangements, focused on the rights and obligations of the agreement, instead of its legal form. Joint arrangements are classified into two types: joint arrangements and joint ventures.

Joint arrangements are those in which joint operators have rights over assets and liabilities related to this arrangement, therefore, account for amount of assets, liabilities, revenues and expenses. Joint ventures exist when joint operators have rights over the net assets of the arrangement, therefore, account for their interest according to the equity method. The proportional consolidation of joint ventures is no longer allowed.

January 1, 2013

IFRS 12 - “Disclosures of Interests in Other Entities”	IFRS 12 deals with reporting requirements for all forms of interest in other entities, including joint arrangements, partnerships, interest with specific purposes and other interest not accounted for.	January 1, 2013

IFRS 13 - “Fair Value Measurement “

The objective of IFRS 13 is to improve the consistency and reduce the complexity of fair value measurement, providing more accurate definition and a single source of fair value measurement and its reporting requirements under the IFRS.

The requirements, which are highly in line between IFRS and U.S. GAAP , do not increase the use of accounting at fair value, but provide guidance on how to apply it when its use is already required or allowed by other IFRS or U.S. GAAP standards.

January 1, 2013

IAS 27 (revised in 2011) -”Separate Financial Statements”	IAS 27 (revised in 2011) includes other considerations on separate financial statements, besides control provisions of IAS 27 included in the new IFRS 10.	January 1, 2013

IAS 28 (revised in 2011) - “Associates and joint ventures”	IAS 28 (revised in 2011) requires that joint ventures and associates are measured by the equity method as of the issue of IFRS 11.	January 1, 2013

The Company is assessing the impact over its financial statements and corresponding standards in Brazil have not yet been issued yet.

There are no other IFRS standards or IFRIC interpretations not effective yet that could adversely affect the Group.

3.2.	Basis of consolidation and investments in subsidiaries

The following accounting policies apply to the preparation of consolidated financial statements.

(a)	Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including specific purpose entities. Control is obtained when the Company has the power to control financial and operational policies of an entity in order to receive benefits from its activities. The financial statements of jointly controlled subsidiaries are consolidated proportionally to their shareholding.

In the financial statements of the Company, the financial information of the subsidiaries and of jointly controlled enterprises is accounted for by the equity method.

In the individual financial statements, the Company applies the requirements of Technical Interpretation IAS 27 (Consolidated and Separate Financial Statement), which requires that any amount exceeding the acquisition cost over the interest of the Company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired company in the acquisition date is accounted for as goodwill. Goodwill is added to the accounting value of the investment. Any amount of interest of the Company in the fair value of identifiable assets, liabilities and contingent liabilities exceeding the acquisition cost, after revaluation, is immediately recognized in the results of operations. The considerations transferred as well as the net value of assets and liabilities are measured using the same criteria applicable to the consolidated financial statements previously described.

The results of operations of subsidiaries acquired or sold during the year are included in the consolidated statements of operations and comprehensive income from the date of effective acquisition until the date of effective sale, as applicable.

All transactions, balances, revenues and expenses between subsidiaries of the Company are fully eliminated in the consolidated financial statements.

The consolidated financial statements reflect the balances of assets and liabilities as of December 31, 2011 and 2010, and of operations for the years ended on December 31, 2011 and 2010 of the parent company, its directly and indirectly controlled subsidiaries and jointly controlled subsidiaries. The financial statements prepared in a functional currency different from the one used by the parent company are converted to the presentation currency used in Brazil, for equity and consolidation purposes, and the exchange differences are accounted for as accumulated conversion adjustments.

The Company adopts the following main consolidation practices:

a) Elimination of investments of the investing company in investees, in consideration of its interest in their respective shareholders’ equity;

b) Elimination of intercompany accounts receivable and payable;

c) Elimination of intercompany revenues and expenses;

d) Highlighting other non-controlling interest in the Shareholders’ Equity and in the Income Statement of consolidated investees; and

The Company uses full and proportional consolidation criteria, as described in the table below. Interest is stated on total capital of the subsidiary:

	12/31/2011		12/31/2010
	Interest		Interest
Subsidiaries (Full Consolidation)	Direct	Indirect	Direct	Indirect
Amazonas Energia	100%	—	100%	—
Ceal	100%	—	75%	—
Cepisa	100%	—	99%	—
Ceron	100%	—	100%	—
CGTEE	100%	—	100%	—
Chesf	100%	—	99%	—
Eletroacre	93%	—	93%	—
Eletronorte	99%	—	99%	—
Eletronuclear	100%	—	100%	—
Eletropar	84%	—	82%	—
Eletrosul	100%	—	100%	—
Furnas	100%	—	100%	—
RS Energia	—	100%	—	100%
Porto Velho Transmissora	—	100%	—	49%
Boa Vista Energia	—	100%	—	100%
Estação Transmissora	—	100%	—	49%
Artemis	—	100%	—	49%
Rio Branco Transmissora	—	100%	—	49%
Uirapuru	—	75%	—	75%

	Interest		Interest
Jointly-Controlled Subsidiaries (Proportional Consolidation)	Direct	Indirect	Direct	Indirect
Itaipu	50%	—	50%	—
Inambari	29%	49%	29%	49%
Norte Energia	15%	49%	—	—
CHC	50%	—	50%	—
Amazônia Eletronorte	—	49%	—	49%
Baguari	—	31%	—	31%
Brasnorte	—	50%	—	50%
Bransventos Eolo Geradora de Energia	—	25%	—	25%
Brasventos Miassaba 3	—	25%	—	25%
Caldas Novas Transmissão	—	50%	—	50%
Centro Oeste de Minas	—	49%	—	49%
Chapecoense	—	40%	—	40%
Cia de Transm. Centroeste de Minas	—	49%	—	49%
Construtora Integração	—	49%	—	49%
Costa Oeste	—	49%	—	49%
Cerro dos Trindades	—	49%	—	49%
Chui	—	49%	—	49%
Chui I	—	49%	—	49%
Chui II	—	49%	—	49%
Chui IV	—	49%	—	49%
Chui V	—	49%	—	49%
Enerpeixe	—	40%	—	40%
Cerro Chato I	—	90%	—	—
Cerro Chato II	—	90%	—	—
Cerro Chato III	—	90%	—	—
Cerro Chato IV	—	49%	—	49%
Cerro Chato V	—	49%	—	49%
Cerro Chato VI	—	49%	—	49%
Ibirapuitã	—	49%	—	49%
Integração Transmissora	—	49%	—	49%
Interligação Elétrica Garanhuns	—	49%	—	49%
Energia Sustentável do Brasil	—	40%	—	40%
Interligação Elétrica do Madeira	—	49%	—	49%
Empresa de Transm. do Alto Uruguai	—	27%	—	27%
Goiás Transmissão	—	49%	—	49%
Linha Verde Transmissora	—	49%	—	49%
Livramento Holding		49%	—	49%
Madeira Energia	—	39%	—	39%
Manaus Construtora	—	20%	—	20%
Manaus Transmissora	—	50%	—	50%
Marumbi	—	20%		20%
MGE Transmissão	—	49%	—	—
Minuano I	—	49%	—	49%
Minuano II	—	49%	—	49%
Norte Brasil Transmissora	—	49%	—	49%
Pedra Branca	—	49%	—	—
Rei dos Ventos 3 Geradora	—	25%	—	25%
Retiro Baixo	—	49%	—	49%
São Pedro do Lago	—	49%	—	—

Serra do Facão	—	50%	—	50%
Santa Vitória do Palmar Holding	—	49%	—	49%
Sete Gameleiras	—	49%	—	—
Sistema de Transmissão Nordeste	—	49%	—	49%
Sul Brasileira	—	80%	—	80%
Teles Pires	—	49%	—	49%
Transleste de Transmissão	—	24%	—	24%
Transmissão Delmiro Gouveia	—	49%	—	49%
Transenergia Goiás	—	49%	—	49%
Transenergia Renovável	—	49%	—	49%
Transenergia São Paulo	—	49%	—	49%
Transirapé de Transmissão	—	25%	—	25%
Transudeste	—	25%	—	25%
Verace I	—	49%	—	49%
Verace II	—	49%	—	49%
Verace III	—	49%	—	49%
Verace IV	—	49%	—	49%
Verace V	—	49%	—	49%
Verace VI	—	49%	—	49%
Verace VII	—	49%	—	49%
Verace VIII	—	49%	—	49%
Verace IX	—	49%	—	49%
Verace X	—	49%	—	49%
The consolidated financial statements include balances and transactions of the exclusive funds which the only shareholders are the Company and its subsidiaries, comprised by public and private securities and debentures of companies rated as low risk and high bond liquidity.

The exclusive funds, whose financial statements are regularly reviewed/audited, are subject to liabilities restricted to payment for asset management services, attributed to the operation of investments, and there are no material financial liabilities.

(b)	Investments in associates

Associates are those entities over which the Group has significant influence but not the control, usually through an interest of 20% to 50% of voting rights. Jointly-controlled subsidiaries are those entities over which the Group has shared control with one or more parties. Significant influence is the power to participate in decisions on financial and operational policies of the investee, without exercising individual or joint control over these policies.

Whenever necessary, the financial statements of associates are adjusted to adequate their accounting policies to those adopted by the Company. Investments in associates and jointly-controlled subsidiaries are stated by the equity method and are, initially, recognized by their fair value. Investment in associates and jointly-controlled subsidiaries includes goodwill on the acquisition, net of any accumulated impairment losses.

Investments in associates are proportionally adjusted to the Company’s share in profits or losses and other comprehensive income of the associate. When the Company’s share in the losses of an associate exceeds the Company’s interest in that associate (including any long-term interest that, essentially, is included in the Company’s net investment in the associate), the Company no longer recognizes its share in additional losses. Additional losses are recognized solely if the Company has incurred in legal or constructive obligations or have made payments on behalf of the associate.

(c)	Interest in joint ventures

A joint venture is a contractual agreement through which the Company and other parties exercise an economic activity subject to joint control, a situation in which the decisions on financial and operational strategic policies related to the activities of the joint venture require the approval of all parties sharing control.

Whenever a subsidiary of the Company directly performs its activities through a joint venture, interest of the Company in jointly controlled assets and any liabilities jointly incurred with the other controlling shareholders is accounted for in the financial statements of the respective subsidiary and classified according to their nature. Incurred liabilities and expenditures directly related to interest in jointly controlled assets are accounted for on an accrual basis. Any gains from the sale or use of the interest of the Company in yields from jointly controlled assets and its participation in any expenses incurred by the joint venture are recognized when it is probable that the economic benefits associated to the transactions will be transferred to/from the Company and its value can be reliably measured.

The Company discloses its interest in jointly-controlled subsidiaries, in its consolidated financial statements, using the proportional consolidation method. The Company’s share in assets, liabilities and results of jointly-controlled subsidiaries are added up to corresponding items in the consolidated financial statements of the Company, line by line.

3.3	Group’s companies with different functional currency

(a)	Proportional consolidation procedures of jointly-controlled subsidiary Itaipu Binacional

The financial statements of the jointly-controlled subsidiary Itaipu Binacional were originally prepared in U.S. dollars (functional currency). Assets and liabilities were converted into reais at the exchange rate of December 31, 2011 of US$1.00 to R$1.8758, published by the Brazilian Central Bank (December 31, 2010 – US$1.00 – R$1.6662), and income statements were converted into reais at the monthly average exchange rate;

The results to offset from Itaipu Binacional were stated as a financial asset.

Return on capital (dividends as established by the bilateral treaty Brazil – Paraguay) paid by Itaipu Binacional, accounted for as a revenue in the parent company was eliminated in the consolidation; and

All results generated by Itaipu Binacional in the consolidated statements, proportional to the shareholding interest of the Company (50%), is eliminated in the consolidation as a corresponding entry of Result to Offset from Itaipu Binacional.

(b)	Foreign currency translation

(b.1)	Functional and reporting currency

The items included in the financial statements of the Group’s companies are measured using the currency of primary economic environment in which the company operates (“functional currency”).

The functional currency of the jointly-controlled subsidiary Itaipu Binacional between Brazil and Paraguay is the U.S. dollar.

The functional currency of the Special Purpose Entity, which operates in the international economic environment, is generally the currency of the country where such SPE operates.

The statements of income and cash flows of investees that operate with functional currency different from the parent company, are translated into reais according to the monthly average exchange rate, the assets and liabilities are converted according to the final rate and other items of shareholders’ equity are translated according to the historical rate.

Exchange variations on investments with functional currency different from the parent company are recorded in the shareholders’ equity as translation accumulated adjustment, which is transferred to the income for the year when investments are made.

(b.2)	Transactions and balances

When preparing the financial statements of each company, transactions in foreign currency, i.e., any currency different from the functional currency of each company, are accounted for according to the exchange rates at the date of each transaction. At the end of each fiscal year, monetary items in foreign currency are reconverted by exchange rates in force at the year-end. Non-monetary items measured at historical cost in a foreign currency must be translated using the exchange rate at the date of each transaction.

Exchange gains and losses on monetary items are accounted for in the income statement of the year when they are incurred, except for exchange rate changes arising from loans and financing in foreign currency related to assets in construction for future productive use, which are included in the cost of these assets whenever they are considered to be adjustments to interest costs of the referred loans.

For reporting purposes, in the consolidated financial statements, assets and liabilities of the Company’s overseas operations are translated into reais, using the applicable exchange rates at the year-end. The income statement accounts are converted at the average exchange rate for the year, unless the exchange rates have floated significantly during the year; in this case, the exchange rates on the date of transaction shall be used. Exchange rates changes resulting from these conversions, if any, are classified as comprehensive income and accumulated in the shareholders’ equity, being assigned to non-controlling interest when appropriate.

3.4.	Cash and cash equivalent

Cash and cash equivalents include cash, bank deposits, other highly liquid short-term investments with original maturities of up to three months and with insignificant risk of change in value.

3.5.	Clients and allowance for doubtful accounts

The accounts receivable from clients (consumers and resellers) are comprised of credits from electricity provisions and supplies, including those related to energy traded at the Electric Power Trading Chamber – CCEE, and these credits are initially recognized at the amount billed. The Company makes an assessment of our uncollectible debts on an ongoing basis and it records an allowance for doubtful accounts, if necessary.

The accounts receivable are normally settled within a period of up to 45 days, which is why the carrying amounts substantially represent the fair values on the fiscal year closing dates.

They also include power supply not yet invoiced, arising substantially from distribution activities measured by estimates based on historical MW/h consumption.

If receipt term corresponds to one year or less, accounts receivable are classified in current assets. Otherwise, they are stated as non-current assets (Note 7).

3.6.	Fuel Consumption Account - CCC

Under Law No. 8.631, of March 4, 1993, the Company manages the amounts related to the tax payments made by the electricity public utility concessionaires, for credit in the Fuel Consumption Account – CCC, corresponding to annual quotas allocated to expenses with fuel for electric power generation. The amounts registered in current assets, in compensation for the current liability, correspond to the availability of resources maintained in a linked bank account, and to quotas not paid by the concessionaires. The amounts registered in current assets are updated by the profitability of the investment and represent restricted cash, not available for use in other purposes.

CCC operations do not affect the Company’s income for the year.

3.7.	Guarantees and Restricted Deposits

The recorded amounts cover legal and/or contractual compliance obligations. They are measured at acquisition cost plus interest and monetary restatement based on legal provisions and adjusted for impairment where applicable. These assets are considered loans and receivables, and their redemption is conditioned on the conclusion of legal proceedings to which these deposits are connected.

3.8.	Warehouse (storeroom)

Warehouse materials, classified under current assets, are registered at average acquisition cost, which does not exceed their replacement costs or net realization value.

3.9.	Nuclear fuel inventory

Nuclear fuel inventory is composed of uranium concentrate, related services and other elements of nuclear fuel used at the thermonuclear power plants of Angra I and Angra II and are recorded based on their acquisition costs.

In its initial phase of formation, uranium ore and services necessary to its manufacturing are acquired and accounted for as non-current assets - long-term assets, stated under Nuclear Fuel Inventories. After concluding the manufacturing process, the portion related to the consumption forecast for the next 12 months is classified as a current asset.

Consumption of nuclear fuel elements is included in the income statement in a proportional manner, considering electric power effectively generated per month in relation to total electric power forecasted for each fuel element. The Company periodically monitors and evaluates the inventory of nuclear fuel elements that underwent electric power generation and are subsequently stored in the used fuel warehouse.

3.10.	Fixed Assets

The Company concluded that generation assets, including nuclear generation and certain assets of corporate use do not qualify as being within the scope of IFRIC 12 – Concession Arrangements (Note 3.13). Accordingly, the generation assets are stated at cost, less accumulated depreciation and impairment losses. In the case of qualifying assets, capitalized borrowing costs are registered according to the accounting policy of the Company. These fixed assets are classified under their respective categories of fixed assets when they are finalized and ready for their intended use. Depreciation of these assets starts when they are ready for the intended use on the same basis as other fixed assets.

Depreciation is calculated based on the estimated useful life of each asset, by the linear method, so that the cost value less its residual value and after its useful life, is fully written off (except for land and construction in progress). The Company believes that the estimated useful life of each asset is similar to depreciation rates established by ANEEL, which are deemed to be acceptable by the market as they appropriately express assets’ useful lives. Additionally, in connection with the Company’s understanding of the current concession legislation and based on an opinion of an independent legal advisor, the indemnification at the end of the concession based on the residual carrying amount was taken into account when measuring fixed assets (see details in Note 15).

Assets held through financial leasing are depreciated by the expected useful life, similar to assets owned by the Company, or for a shorter period, where applicable, under the terms of the respective lease contract.

A fixed asset item is written off after sale or when there are no future economic benefits resulting from continuous use of the asset. Any gains and losses in sales or write-offs of fixed asset items are determined by the difference between the amounts received from the sale and the carrying amount and are included in the income statement.

3.10.1. Borrowing costs

The acquisition cost of fixed assets in progress is added every month by interest and, if applicable, the exchange variation incurred on loans and financing considers the following criteria for capitalization:

a)	The capitalization period occurs when the qualifying asset is under construction, and the interest capitalization ceases when the item is available for use;

b)	Interest is capitalized based on the weighted average rate of the loans and financing outstanding on the capitalization date or rates of specific loans;

c)	Interest capitalized monthly does not exceed the amount of interest expenses incurred in the capitalization period;

d)	Capitalized interest is depreciated under the same criteria and estimated useful life established for the item to which they were incorporated.

Gains on investments arising from temporary application of resources from specific loans and financing not yet used for the qualifying asset are deducted from borrowing costs and financing eligible for capitalization, whenever the effect is material.

All other borrowing costs and financing are recognized in the income statement of the year they are incurred.

3.11.	Concession contracts

The Company has concession contracts in the segments of generation, transmission and distribution of electric power, signed with the grantor on behalf of the federal government, for periods ranging from 20 years to 35 years. All of these contracts by segments are very similar in terms of rights and obligations of the concessionaire and the grantor. The terms of the main concessions are described in Note 2.

I - Tariff System

a)	The electricity distribution tariff system is controlled by the National Electricity Regulatory Agency – ANEEL, and such tariffs are annually adjusted and reviewed at each four year period, aimed at maintaining the economical-financial balance of the Company, considering conservative investments made and the cost and expense structure of the reference company. The services are charged directly to the users, based on the volume of the consumed electricity and the authorized tariff.

b)	The electricity transmission tariff system of the old contracts is regulated by ANEEL and there are periodic tariff reviews, and for new transmission contracts there is a Fixed Allowed Annual Revenue – RAP, which is valid for the entire concession term, being updated annually by an inflation rate and subject to periodic reviews to cover new investments and occasional issues of economic-financial balance of the concession contracts.

c)	The electricity generation tariff system was, in general, based on regulated tariff until 2004, and after this date, in connection with the changes in regulations for this sector, it changed from tariff basis to a price system, and the electricity generation companies are free to participate in electricity auctions for regulated market, with, in this case, a basic price, and the final price is established in a competition between the participants in the auction. Additionally, electricity generation companies may sign bilateral sale agreements with consumers qualifying in the free consumers category (definition based in demanded power in MW).

II - Transmission and Distribution Concessions

Concession contracts regulate the exploration of electricity distribution and transmission public utilities by the Company, where:

1)	Electricity distribution

a)	The contract establishes which services the operator shall render and to whom (consumer class) the services shall be rendered;

b)	The contract establishes performance standards for public utility, related to maintaining and improving service quality to the consumers, and the concessionaire is requited, in the end of the concession, to return the infrastructure in the same conditions it has received it when signing these contracts. To comply with this obligation, constant investments are made during the term of the concession. Thus, assets linked to the concession might be replaced, sometimes, until the end of the concession;

c)	At the end of the concession, assets linked to infrastructure must revert to the grantor through an indemnification;

2)	Electricity transmission

a)	The price (tariff) is regulated and is denominated Allowed Annual Revenue (RAP). The electricity transmission company cannot negotiate prices with users. For some contracts, RAP is fixed and monetarily updated by price indexes once a year. For the remaining contracts, RAP is monetarily updated by a price index once a year, and is reviewed each five years. Generally, RAP for any electricity transmission company is subject to annual review due to increasing assets and operational expenses arising from changes, improvements and enlargement of facilities;

b)	Assets are reversible in the end of the concession, entitled to indemnification (cash) from the grantor on investments not yet amortized.

II.1 Adoption of IFRIC 12 (Services Concession Arrangements), applicable to public-private concession contracts in which the public entity:

a)	Controls or regulate the type of services that may be rendered, with resources to underlying infrastructures;

b)	Controls or regulates the price for services rendered;

c)	Controls/holds significant interest in the infrastructure in the end of the concession.

A public-private concession presents, typically, the following characteristics:

a)	An underlying infrastructure to the concession, which is used to render services;

b)	An agreement/contract between grantor and operator;

c)	The operator renders a set of services during the concession;

d)	The operator receives a compensation throughout the term of the concession contract, either directly from the grantor, or from users of the infrastructure, or from both;

e)	Infrastructures are transferred to the grantor at the end of the concession, usually free of charge or also by payment.

According to IFRIC 12 (Services Concession Arrangements), concession infrastructures qualifying in the rule are not recognized by the concessionaire as fixed assets, since the operator is deemed not to be in control of such assets, being then recognized according to one of the accounting models, depending on the type of compensation commitment assumed by the grantor within the scope of the contract:

1)	Financial asset model

This model is applicable when the concessionaire has an unconditional right to receive certain monetary amounts regardless of the level of use of the infrastructures under the concession and results in registering a financial asset, which is classified as loans and receivables.

2)	Intangible asset model

This model is applicable when the concessionaire, within the scope of the concession, is compensated based on the degree of usage of infrastructures (credit risk and demand) related to the concession and results in registering an intangible asset.

3)	Mixed model

This model is applied when the concession includes simultaneously compensation obligations guaranteed by the grantor and compensation obligations depending on usage level of the concession infrastructure.

Based on the characteristics established in the electricity distribution concession contracts of the Company and its subsidiaries and in the requirements of the rule, the following assets are recognized on the electricity distribution business:

a)	Estimated part of the investments made and not amortized or depreciated until the end of the concession is classified as a financial asset, for being an unconditional right to receive cash or other financial asset directly from the grantor; and

b)	Remaining portion of the financial asset (residual value) shall be classified as an intangible asset due to its recovery being subject to the use of the public utility, in this case, electricity consumption by consumers.

The infrastructure received or built for the distribution activity is recovered through two cash flows:

a)	Partly through electricity consumption by consumers (monthly invoicing based on the measure of electricity and power consumed/sold) during the term of concession; and

b)	Partly as an indemnification of the reversible assets in the end of the concession, to be received directly from the grantor or from whom it delegates this task.

This indemnification shall be paid based on parts of investments linked to reversible assets, not yet amortized or depreciated, which have been made aiming at assuring continuity and updating of the services.

The electricity distribution concessions of the Company and its subsidiaries are not costly. Therefore, there are no fixed financial obligations and payments to be made to the grantor.

For electricity transmission activities, the Fixed Allowed Annual Revenue – RAP is received from companies using its infrastructure, through tariff for transmission system use (TUST). This tariff results from dividing some specific values amongst transmission users; (i) the RAP of all transmission companies; (II) the services rendered by the National Electric System Operator - ONS; and (III) regulatory charges.

The grantor delegated to generation companies, distribution companies, free consumers, export and import companies the monthly payment of RAP, which can be guaranteed by the transmission regulatory framework, constituting an unconditional contractual right to receive cash or other financial asset, thus the credit risk is low.

Considering the Company is not exposed to risk credits and the demand and revenue is earned based in the availability of transmission lines, the whole infrastructure was registered as financial assets.

The financial asset includes the indemnification that shall be paid based on parts of investments linked to reversible assets, not yet amortized or depreciated, which have been made aiming at assuring continuity and updating of the services.

In the electricity generation business, except for Itaipu and Amazonas Energia, IFRIC 12 (Services Concession Arrangements) is not applicable, and the infrastructure remains classified as fixed assets. However, the rule is applicable to electricity distribution and transmission, and these businesses qualify in the mixed model (divided) and in the financial model, respectively.

III. Generation concessions

a)	Hydraulic and thermal generation – not applicable due to price characteristics instead of regulated tariff. The only exception refers to generation at Amazonas Energia, which is destined exclusively to the distribution operation and which has a specific tariff mechanism;

b)	Nuclear generation – It has a defined tariff system, however, it differs from other generation contracts for being a permission instead of a concession, without an established term for the end of the permission as well as the characteristics of significant control of the assets by the grantor in the end of the permission period.

c)	Itaipu Binacional- the infrastructure was classified as being in the scope of IFRIC 12 (Services Concession Arrangements), due to the following specific facts.

IV. Itaipu Binacional

a)	Itaipu Binacional is ruled by a Bilateral Treaty signed in 1973 in which were established tariff conditions, the basis of tariff formation being determined exclusively to cover expenses and the debt service of this Company;

b)	Tariff basis and trading terms are in force until 2023, which corresponds to a significant part of the useful life of the power plant.

The infrastructure was classified as a financial asset taking into consideration the following aspects:

a)	The financial flow was established mainly to enable payment of the debt service, with final maturity in 2023;

b)	The trading of electricity from Itaipu was subrogated to the Company, however it was arising from contracts previously signed with distribution companies, under previously defined payment conditions;

c)	Under the Law 10,438, of April 26th, 2002, the commitments of acquisition and transfer to distribution concessionaires of electricity services from Itaipu Binacional signed so far by Furnas and Eletrosul, subsidiaries of Eletrobras, with electricity distribution concessionaires were transferred to the Company. Debt arising from trading electricity from Itaipu Binacional was renegotiated with the Company, originating financing contracts. These contracts were initially accounted for at fair value, and subsequently measured at amortized cost using the effective interest method.

d)	The terms of the treaty guarantee reimbursement of the Company even in events of lack of generating capacity or operational problems with the power plant.

V. Financial asset – Public Utility Concessions

The Company recognizes a receivable credit from the grantor (or from whom the grantor has granted) when it has an unconditional right to receive cash in the end of the concession as an indemnification for investments made by electricity distribution and transmission companies and not recovered through services related to the concession. These financial assets are accounted for at fair value of the rights and are calculated based on the estimated part of investments made and not amortized or depreciated until the end of the concession. Assets related to electricity distribution are compensated based on the WACC regulatory remuneration, being this factor included in the tariff basis and assets related to electricity transmission are compensated based on the internal rate of return of the enterprise.

These accounts receivable are classified as current and non-current considering the receiving expectation of these amounts, based on the termination date of the concessions.

Construction revenue is recognized when a concession asset is acquired, but because it generates additional revenue, it is classified as a financial asset. As the construction services are generally provided by third parties, the Company does not calculate margins on construction, and recognizes construction costs in the same amount as revenue. Margins are calculated by some of the special purpose entities of the Company.

3.12.	Intangible Assets

The Company recognizes as an intangible asset the right to charge users for providing electricity distribution services (for the generation, the infrastructure of Amazonas Energia, which has exclusive relation with distribution activity of this sane company, is also classified as intangible asset). The intangible asset is determined as the residual value of the construction revenue earned for the construction or acquisition of infrastructure made by the Company and the amount of the financial asset related to the unconditional right to receive cash in the end of the concession as an indemnification.

The asset is presented net of accumulated amortization and impairment losses, where applicable.

The amortization of the intangible asset reflects the pattern in which the future economic benefits of the asset are expected to be consumed by the Company, or the final term of the concession, whatever occurs first. The consumption pattern of the assets is related to its economic useful life in which the assets built by the Company comprise the calculation basis for measuring the tariff for rendering the services of the concession.

The amortization of the intangible asset starts when it is available for use, in its location and under the conditions necessary to be capable of operating in the expected manner by the Company. Amortization ceases when the asset has been fully consumed or written off, no longer comprising the calculation basis of the tariff for rendering the services of the concession, whichever occurs first.

The Company performs annually the recoverability test on their assets, using the method of present value of future cash flows generated by the assets (see Note 18).

Intangible assets are basically comprised by usage rights of the concession, but also include goodwill on the acquisition of investments and specific expenditures associated to the acquisition of rights, plus the respective implementation costs, where applicable.

Intangible assets with defined useful lives acquired separately are registered at cost, deduced of accumulated amortization and impairment losses. Amortization is accounted for by the linear method based on the estimated useful life of the assets. The estimated useful life and the amortization method are reviewed in the end of each fiscal year and the effects of any changes are timely accounted for.

Intangible assets with undefined useful lives acquired separately are registered at cost, deduced of accumulated amortization and impairment losses.

3.12.1. Costly Concessions

The company and some subsidiaries have costly concession contracts with the Union for usage of public property for electricity generation in certain power plants.

The amounts identified in the contracts are presented at future prices and, therefore, the Company and these subsidiaries have adjusted to present value these contracts based on the discount rate calculated for the maturity date.

The liability updating due to the discount rate and monetary restatement is being capitalized in the assets during the construction of the power plants and will be, from the date of startup, recognized directly in the income statement.

These assets are recorded in intangible assets as corresponding entry of non-current liability.

3.12.2. Expenditures with Studies and Projects

The amounts spent on studies and projects, including feasibility and hydroelectric utilization and transmission lines inventories, are recognized as operating expenses when incurred, until the economic feasibility of their exploration or the bestowal of concession or authorization are effectively proved. From the concession and/or authorization for the exploration of the electricity public utility, or the confirmation of the project’s economic feasibility, the expenses incurred are capitalized as project development cost. Currently, the Company does not have capitalized amounts referring to expenses with studies and projects.

3.13. Impairment of non-financial assets, excluding goodwill

At the end of each fiscal year, the Company evaluates if there is any evidence that its non-financial assets have suffered any impairment losses. In case there is such evidence, the recoverable amount of the asset is estimated, in order to measure the amount of this loss, if any. When it is not possible to individually estimate the recoverable amount of an asset, the Company calculates the recoverable amount of the cash generating unit to which the asset belongs.

When a reasonable and consistent allocation basis can be identified, corporate assets are also allocated to individual cash generating units or to the smallest group of cash generating units to which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the highest between fair value less sale costs or the value in use. In the evaluation of the value in use, future estimated cash flows are discounted at present value at a discount rate which reflects an updated appraisal of the money value in time and specific risks related to the asset for which the estimated future cash flows was not adjusted.

If the calculated recoverable amount of an asset (or cash-generating unit) is lower than its carrying amount, the book equity value of the asset (or cash-generating unit) is reduced to its recoverable amount. The loss corresponding to the reduction to the recoverable value is immediately recognized in the income statement.

When the impairment loss is subsequently reversed, there is an increase in the carrying amount of the asset (or cash-generating unit) to the reviewed estimate of its recoverable amount, given that it does not exceed the carrying amount that would have been determined if no impairment loss was accounted for the asset (or cash-generating unit) in previous fiscal years. The reversal of the impairment loss is immediately recognized in the income statement.

Due to historical operating losses on distribution companies of Eletrobras, the Company annually performs the recoverability test using the method of the present value of future cash flows generated by the assets, resulting in an amount lower than the amount recorded in distribution companies (see Note 18). Additionally, considering that the company’s equity value is higher than the market value, the impairment test is also annually conducted for other business units through the discounted cash flow.

3.14.	Goodwill

Goodwill resulting from a business combination is presented at cost on the date of the business combination, net of the accumulated impairment loss, where applicable.

For impairment test purposes, goodwill is allocated to each of the cash-generating units of the Company (or groups of cash-generating units) that will benefit from the synergies arising from the combination.

Given that the investing operations of the Company are linked to operations under concession contracts, goodwill arising from the acquisition of such entities represents the concession right with defined useful life, being recognized as an intangible asset of the concession, and amortization is calculated according to the term of the concession.

3.15.	Business combinations

Business combinations occurred until December 31, 2008 were accounted and the goodwill and negative goodwill from acquisitions of interest from non-controlling shareholders after January 1, 2009 are fully allocated to the concession contract and recognized as intangible assets.

3.16.	Taxation

Expenses with income tax and social contribution represent the sum of current and deferred taxes. Calculating taxes based on the Company’s results is done through the taxable income method.

3.16.1. Current taxes

Provision for income tax and social contribution (IRPJ and CSLL) is based on the taxable income of the year. Taxable income differs from the net income presented in the income statement, since it excludes taxable or deductible revenues or expenses in other years, additionally to excluding non-taxable or non-deductible items permanently. Provision for income tax and social contribution is individually calculated to each subsidiary of the Company based on the rates in force in the end of the fiscal year.

3.16.2. Deferred Taxes

Deferred income tax and social contribution are recognized based on temporary differences in the end of each reporting period between the balances of assets and liabilities recognized in the financial statements and the corresponding tax basis used in the calculation of the taxable income, including the balance of tax losses, where applicable. Deferred tax liabilities are generally recognized on all taxable temporary differences and deferred tax assets are recognized on all deductible temporary differences, when it is probable that the company will present future taxable income in a sufficient amount to use such deductible temporary differences.

The recovery of deferred tax assets is reviewed in the end of each reporting period and, when it is no longer probable that future taxable income will be available to allow the recovery of the full asset, or part of it, the balance of the asset is adjusted by the amount expected to be recovered.

Deferred tax assets and liabilities are measured by applicable tax rates in the period in which it is expected that the liability is settled or the asset is realized, based on tax rates established by tax legislation in force in the end of each reporting period, or when a new legislation have been substantially approved. Measurement of deferred tax assets and liabilities reflects tax consequences resulting from the manner in which the Company expects, in the end of each reporting period, to recover or settle the carrying amount of these assets and liabilities.

Current and deferred taxes are recognized in the income statement, except when they correspond to items registered in Other Comprehensive Income, or directly in shareholders’ equity, a case in which current and deferred taxes are also recognized in Other Comprehensive Income or directly in shareholders’ equity, respectively.

3.17.	Financial instruments

Financial assets and liabilities are recognized whenever an entity of the Company is part of the contractual provisions of the instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs directly attributable to the acquisition or issuance of financial assets and liabilities (except for financial assets and liabilities accounted for at fair value in the income statement) are added by or deduced of the fair value of financial assets or liabilities, if applicable, after initial recognition. Transaction costs directly attributable to acquisition of financial assets or liabilities at fair value through profit or loss are immediately recognized in the income statement.

3.17.1. Financial assets

Financial assets are classified in the following specific categories: financial assets at fair value through profit or loss, investments held until maturity, financial assets available for sale and loans and receivables. Classification depends on the nature and purpose of the financial assets and is determined in the date of the initial recognition.

a)	Financial assets at fair value through profit or loss

The financial assets are classified at fair value through profit or loss when they are held for trading with the purpose of sale in the short term or designated at fair value through profit or loss.

The financial assets at fair value through profit or loss are stated at fair value, and any resulting gains or losses are recognized in the income statement. Net gains and losses recognized in the income statement accrue dividends or interest earned by the financial asset, being included under other financial revenues and expenses, in the income statement.

b)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date, which the Company has the intention and ability to maintain until maturity. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, less any impairment losses.

c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and that are not quoted in an active market. Loans and receivables (including accounts receivable from clients and others, cash and cash equivalents, and others) are measured at amortized cost using the effective interest method, deduced of any impairment losses.

Interest revenue is recognized through application of the effective interest rate.

d)	Available-for-sale financial assets

Available-for-sale financial assets correspond to non-derivative financial assets designated as available for sale, or not, classified as:

1)	financial assets at fair value through profit or loss,

2)	investments held to maturity, or

3)	loans and receivables, which are initially recorded by their acquisition, which is the fair value of the price paid, including transaction expenses. After initial recognition, they are reappraised at fair value by reference to their market value, without any deductions related to transaction costs that might be incurred until its sale.

3.17.2. Impairment of financial assets

Financial assets, except those designated at fair value through profit or loss, are evaluated by impairment indexes in the end of each reporting period. Impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset resulting from one or more events that have occurred after its initial recognition, with impact on the estimated future cash flows of this asset.

In the case of capital investments classified as available for sale, a significant or long fall in the fair value of a security below its cost is also evidence that the assets are deteriorated. If there is any evidence of this type for financial assets available for sale, the cumulative loss (measured as the difference between the acquisition cost and current fair value, less any impairment loss on the financial asset previously recognized in the income statement) shall be removed from the balance sheet and recognized in the consolidated income statement. Impairment losses recognized in the income statement in equity instruments are not reversed in the scope of the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases, and this increase can be objectively related to an event occurred after the impairment loss have been recognized in the result, the impairment loss is reverted through the income statement.

3.17.3. Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from this asset expire or are transferred together with all the risks and benefits of ownership. If the Company does not transfer or does not hold substantially all risks and benefits of ownership of the financial asset, but remains controlling the transferred financial asset, the Company recognizes the interest held and the respective liability in the amounts it shall pay. If it holds substantially all risks and benefits of ownership of the transferred financial asset, the Company remains recognizing this asset, as well as a guaranteed loan for the revenue earned.

In the derecognition of a financial asset, the difference between the carrying amount of the asset and the sum of the consideration received and receivable and the accumulated gain or loss recognized in Other Comprehensive Income and accumulated in equity, is recognized in the income statement.

3.17.4. Financial liabilities

Financial liabilities are classified as financial liabilities at fair value through profit or loss or loans and financing.

a)	Financial liabilities at fair value through profit or loss

The financial liabilities are classified at fair value through profit or loss when they are held for trading in the short term or designated at fair value through profit or loss. The financial liabilities at fair value through profit or loss are stated at fair value, and the respective gains or losses are recognized in the income statement.

b)	Loans and financing

Loans and financing are measured at amortized fair value using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial liability and to allocate its interest expense throughout the respective period. The effective interest rate is the rate discounting exactly the estimated future cash flows (including fees and points paid or received, constituting a part of the effective interest rate, transaction costs and other premiums or discounts) throughout the estimated life of the financial liability or, when appropriate, for a shorter period, for initial recognition of the net carrying amount.

3.17.5. Financial guarantee agreements

Financial guarantee agreements consist of contracts that require the issuing company to make specified payments, in order to reimburse the holder for losses arising from the circumstance when the specified debtor does not pay in the maturity date, according to the initial or amended conditions of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value in the date of issuance of the guarantee. Subsequently, liabilities related to guarantees are measured by the highest initial value less amortization of the recognized rates and the best estimate of the amount required settling the guarantee.

These estimates are established based on the experience with similar transactions and on the history of past losses together with judgment by the company’s management. The rates received are recognized based on the linear method throughout the life of the guarantee. Any increase in liabilities related to guarantees is stated when incurred, in operating expenses. (See Note 21).

3.17.6 Derivative financial instruments

The Company does not have derivative financial instruments to hedge its exposure to interest rate and exchange rate risks, including exchange contracts, interest rate and currency swaps. Note 42 includes detailed information regarding derivative financial instruments. Certain jointly controlled companies entered into derivative agreements, and in some cases the hedge accounting policy was applied.

Initially, the derivatives are recognized at fair value on the date a derivatives agreement is entered into and, subsequently, are re-measured to their fair value in the end of the fiscal year. Occasional gains or losses are immediately recognized in the result, except when the derivative has been designated as, and effectively is a cash flow hedge instrument; in this case, the moment of recognition in the income statement depends on the nature of the hedge relationship.

3.17.7. Embedded derivatives

Embedded derivatives in non-derivative contracts are treated as a separate derivative when their risks and characteristics are not strictly related to the respective contracts and these are not measured at fair value through profit or loss.

3.17.8. Hedge accounting

The Company has a hedge accounting policy, however, except for operations of certain SPEs, it does not have transactions classified as such. Derivative financial instruments designated in hedge operations are initially recognized at fair value on the date the derivative agreement is signed, being subsequently restated, also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value is negative.

In the beginning of the hedge relation, the Company documents the relation between the hedge instrument and the object item of the hedge with its risk management objectives and its strategy to assume various hedge operations. Additionally, in the beginning of the hedge and continuously, the Company records if the hedge instrument used in a hedge operation is highly effective at offsetting changes in the fair value or in the cash flows of the object item being hedged, attributable to risks inherent to the hedge.

For hedge accounting purposes, the Company uses the following classifications:

a)	fair value hedges

Changes in the fair value of derivatives designated and qualified as fair value hedge are accounted for in the income statement, with any changes in the fair value of the object items being hedged attributed to protected risk. Changes in the fair value of hedge instruments and in the object item being hedged attributable to hedge risk are recognized in the income statement.

b)	cash flow hedges

The effective part of the changes in the fair value of derivatives that is designated and qualified as cash flow hedge is recognized in other comprehensive income. Gains or losses related to the ineffective part are immediately recognized in the income statement.

The amounts previously recognized in other comprehensive income and accumulated in the balance sheet are reclassified to the income statement in the year when the object item being hedged is recognized in the income statement.

3.18. Post-employment benefits

3.18.1 Retirement liabilities

The Company and its subsidiaries sponsor a number of pension plans, which are generally funded by contributions to insurance companies or trust funds determined by periodic actuarial calculations. The Company sponsors defined benefit and contribution plans. A defined contribution plan is a pension plan under which the Company pays defined contributions to a separate entity and does not have any legal or constructive obligation to pay contributions if the fund does not possess sufficient assets to pay, to all employees, benefits related to the services rendered by the employees in current and previous years linked to this type of plan. A defined benefit plan is different from a defined contribution plan, given that such defined benefit plans establish the value of a post-employment benefit an employee will receive upon retirement, usually depending on one or more factors, such as age, service time and remuneration.

The liability recognized in the Balance Sheet related to defined benefit plans is the fair value of the defined benefit liability on the date of the balance sheet, less the fair value of the plan assets, with unrecognized adjustments of past service costs. The defined benefit liability is calculated annually by independent actuaries, using the projected credit unit method. The present value of the defined benefit liability is determined by discounting the estimated future cash outflow, using interest rates consistent with market yields, which are denominated in the currency in which the benefits will be paid and that have maturities close to those of the respective pension plan liability.

Actuarial gains and losses arising from adjustments based on experience and changes in actuarial assumptions are accounted for in other comprehensive income.

Past service costs are immediately recognized in the income statement, unless the changes to the pension plan are conditioned to the employee’s continuity in the job, for a specific period of time (the period in which the right is earned). In this case, past service costs are amortized by the linear method during the period in which the right was earned.

Regarding defined contribution plans, the Company pays contribution to public or private pension plans on compulsory, contractual or voluntary basis. As soon as the contributions have been made, the company has no additional payment-related obligations. The contributions are recognized as pension plan expenses, when incurred. Pre-paid contributions are recognized as assets as a cash reimbursement or a reduction of future payments is available. The Company adopts the practice of fully accounting for actuarial gains and losses in other comprehensive income.

3.18.2 Other post-employment liabilities

Some subsidiaries of the Company offer post-retirement medical assistance benefits to its employees, as well as life insurance for active and inactive employees. The right to these benefits is, usually, conditioned to the employee’s continuity in the job until retirement age and conclusion of a minimum service time. The expected costs of these benefits are accumulated during the employment period, under the same accounting methodology used for defined benefit pension plans. Actuarial gains and losses arising from adjustments based on experience and in changes to actuarial assumptions are accounted for in other comprehensive income in the remaining expected service period of the employees. These liabilities are measured, annually, by qualified independent actuaries.

3.18.3 Profit sharing

The Company recognizes a liability and expense based on employees and management profit sharing based on income attributable to the shareholders of the Company after certain adjustments. The Company recognizes a provision when it is contractually bound or when there is a past practice that created a non-formalized liability (constructive liability).

3.19.	Provisions

Provisions are recognized for present liabilities (legal or presumed) resulting from past events, in which is possible to reasonably estimate the amounts and which settlement is probable. The amount recognized as a provision is the best estimate of the requirements to settle a liability in the end of each reporting period, considering the risks and uncertainties related to the liability. When the provision is measured based on the estimated cash flows to settle the liability, its carrying amount corresponds to the present value of these cash flows (where the effect of time value of money is relevant).

3.19.1. Provision for decommission

As provided for in the pronouncement IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), a provision is recorded throughout the economic useful life of thermonuclear power plants, aiming at allocating to the respective operating period, the costs to be incurred with their technical-operational deactivation, at the end of their useful life, estimated in 40 years.

The values are charged to the income statement of the fiscal year at present value, based on yearly quotas fixed in U.S. dollars, at the ratio of 1/40 of the estimated expenses, immediately registered and converted at the exchange rate at the end of each competence period (see Note 31).

3.19.2. Provision for legal liabilities linked to legal proceedings

Provisions for legal contingencies are recorded when the loss is considered to be probable, causing a probable outflow of resources to settle the liability and when the amounts involved are safely measurable, taking into account the opinion of legal counsel, nature of proceedings, similarity with previous proceedings, complexity and the court opinion.

3.19.3. Costly contracts

Current liabilities resulting from costly contracts are recognized and measured as provisions. A costly contract exists when the unavoidable costs incurred to comply with the provisions of the contract exceed the economic benefits expected to be earned throughout the same contract.

3.20. Advances for future capital increase

Advances of proceeds received from the controlling shareholder and intended for capital investment, are irrevocably granted. They are classified as non-current liabilities and initially recognized at fair value and subsequently restated by the SELIC interest rate.

3.21. Capital stock

Common and preferred shares are classified in shareholders’ equity.

Incremental costs attributable to the issue of new shares are presented in shareholders’ equity as a deduction of the amount received, net of taxes.

When the Company buys its own shares (treasury stock), the amount paid, including any additional costs directly attributable (net of income tax), is deduced of the capital attributable to the shareholders of the Company until these shares are cancelled or reissued. When these shares are subsequently reissued, any amount received, net of any additional transaction costs directly attributable, and of the respective effects of income tax and social contribution, is included in the capital attributable to the shareholders of the Company.

3.22. Interest on capital and dividends

The interest on capital is imputed to dividends of the fiscal year, calculated having a percentage on the shareholders’ equity as a limit, using the Long-Term Interest Rate – TJLP, established by the Brazilian Government, as per legal requirement, limited to 50% of the net profit of the fiscal year or 50% of the profit reserves, before including the profit of the fiscal year itself, whichever is higher.

The amount of dividends above the minimum mandatory dividend established by Law or other legal instrument, not yet approved by the General Meeting are stated in Shareholders’ Equity, in a specific account referred to as additional proposed dividends.

3.23. Other comprehensive income

Other comprehensive income is comprised by revenue and expense items not recognized in the income statement. Components of other comprehensive income include:

•	Actuarial gains and losses on defined benefit pension plans;

•	Gains and losses from conversion of financial statements of operations abroad;

•	Equity valuation adjustments related to gains and losses in the restatement of financial assets available for sale; and

•	Equity valuation adjustment related to the effective part of gains and losses from hedge instruments on cash flow hedge.

3.24. Revenue recognition

Revenue is measured at fair value of consideration received or receivable, less any estimates of returns granted to the buyer and other similar deductions.

3.24.1. Sale of electricity and services

a) Generation and Distribution

Revenue is measured at fair value of the consideration received or receivable, less taxes and occasional discounts on it. Revenues from sales of electricity and services is recognized when it is probable that the economic benefits associated to the transactions will flow to the Company; the value of the revenue can be reasonably measured; the risks and benefits related to the sale were transferred to the purchaser; the costs incurred or to be incurred related to the transaction can be reasonably measured; and the Company no longer has control and responsibility over the electricity sold. It also includes revenue from construction linked to the segment of electricity distribution and part of generation within the scope of IFRIC 12 (Service Concession Arrangement).

b) Transmission

1) Financial revenue arising from remuneration of the financial asset until the end of the period of concession earned proportionally and that takes into account the average return rate of the investments.

2) Revenue to cover operating and maintenance expenses based on incurred costs.

3) Revenue from construction for expansions which generate additional revenue. Considering that these services are rendered by third parties, the Company does not calculate margins on constructions.

3.24.2. Dividend and interest revenues

Dividend revenue from investments in subsidiaries is recognized when the shareholder’s right to receive such dividends is established and given that it is probable that the future economic benefits shall flow to the Company and the value of the revenue can be measured with reliability. Revenue from interest financial assets is recognized when it is probable that the future economic benefits shall flow to the Company and the value of the revenue can be measured with reliability. Interest revenue is recognized by the linear method based on the time and effective interest rate over the outstanding principal amount, the effective interest rate being that which discounts exactly the estimated future cash receiving during the estimated life of the financial asset related to the initial net carrying amount of this asset.

3.25. Leasing

Leasing is classified as financial whenever the terms of the leasing agreement transfer substantially all ownership risks and benefits to the tenant. All other leasing agreements are classified as operational.

Payments related to operational leasing are recognized as expenses by the linear method throughout the period the agreement is in force, except when another basis is more representative to reflect the moment when the economic benefits of the leased asset are consumed. Contingent payments arising from operational leasing agreements are recognized as expenses in the year they are incurred.

Assets acquired through financial leasing agreements are depreciated based on the useful life of assets.

3.26. Governmental subsidy

Governmental subsidies are recognized systematically in the income statement during the fiscal years in which the Company recognizes as expenses the related costs that the subsidy are intended to compensate. Governmental subsidy receivable as a compensation for already incurred expenses with the purpose of offering immediate financial support to the Company, without corresponding future costs, are recognized in the income statement of the period they are received and lately allocated to profit reserves and are not destined to dividend distribution.

3.27. Scheduled downtimes

The costs incurred before and during scheduled downtimes of power plants and transmission lines are accounted for in the income statement for the period they are incurred.

3.28. Calculation of the income for the fiscal year

The result is calculated by the accrual basis.

3.29. Basic earnings and diluted earnings

Basic earnings per share are calculated by dividing the income attributable to the shareholders of the Company by the weighted average number of outstanding shares (total shares less treasury stock). Diluted earnings per share are calculated adjusting the weighted average number of outstanding shares, to presume the conversion of all shares potentially diluted, according to IAS 33.

3.30. Presentation of business segment reports

Operational segments are defined as business activities where it is possible to earn revenues and incur expenses, which operating reports are provided to the main operational decision maker. The main operational decision maker responsible for allocating resources and for appraising the performance of operational segments is the Board of Directors, which is also responsible for the Company’s strategic decision making in the following business segments:

(I)	Generation;

(II)	Transmission;

(III)	Distribution; and

(IV)	Management.

The results from trading activities are stated together with the generation segment.

3.31.	Reclassification

Beginning in 2011, the Company adopted certain changes in the presentation of the financial statements in an effort to make the presentation of the financial statements of each company within our group more consistent. Accordingly, the Company added and deleted a limited number of line items in the balance sheet, income of statement and cash flow statement as of and for the years ended December 31, 2011 and 2010.

With respect to the income statement, the subsidy of fuel account (“CCC”) was previously presented as an other operating expense, but is now presented as other operating revenue, which resulted in an R$82,683 million decrease in operating expenses and a corresponding increase in operating revenues. In the cash flow statement, for the year ended December 31, 2010 and 2009 the dividends received were originally classified as investing activities. For 2011, as a result of the Company’s activity as a investing company in the energy sector, dividends of R$600,869 in 2010 and R$731,216 in 2009 were classified as operating activity in accordance with paragraph 14 of IAS 7, which permits classification as investing or operating activity. As part of this process, we determined that R$236,076 that was historically presented as a long term liability should have been presented as a short term liability. While the impact on the prior year is immaterial, we changed the presentation to be consistent with the current period.

NOTE 4 – ACCOUNTING ESTIMATES AND JUDGMENT

Accounting estimates are those arising from the application of subjective and complex judgments by the Company’s Management and its subsidiaries, frequently arising from the need to recognize significant impacts in order to properly state the equity position and results of the entities. The accounting estimates become critical as the number of variables and assumptions affecting the future condition of these uncertainties increases, making judgments even more subjective and complex.

When preparing these financial statements of the Company and its subsidiaries, Management adopted estimates and assumptions based on the historical experience and other factors that it understands to be reasonable and relevant to proper presentation of financial information. Although these estimates and assumptions are continuously monitored and revised by the Company’s Management, the materialization on the carrying amount of assets and liabilities and the result of operations are inherently uncertain, as they derive from judgment.

As far as the most critical accounting estimates are concerned, the Management of the Company and its subsidiaries base their judgments on future events, variables and assumptions, as follows:

I) Deferred Tax Assets - The calculation and accounting method of income tax (IRPJ) and social contribution (CSLL) liabilities is applied for determining the deferred IRPJ and CSLL generated by temporary differences between the carrying amount of assets and liabilities and their respective tax values and for accumulated income and social contribution tax losses carryforwards liabilities. Deferred tax assets and liabilities are calculated and recognized by using the tax rates applicable to the taxable profit in the years in which these temporary differences should be realized. The future taxable profit may be higher or lower than the estimates considered by the Management when the need to register or not the deferred tax asset amount was defined (see Note 10).

II) Provision for impairment of long-lived assets - The Management of the Company and its subsidiaries adopt variables and assumptions in a long-lived assets recovery test, so as to determine the recoverable value of assets and the recognition of impairment, when necessary. In this procedure, judgments based on historical experience with asset management, groups of assets or cash-generating units, which may occasionally not be verified in the future, are applied, even concerning the estimated economic useful life of its long duration assets, which represents the practices determined by ANEEL (Brazilian Electricity Regulatory Agency) applicable to the assets linked to the concession of the electricity public utility, which may vary due to the periodic analysis of economic useful life of assets, in force. Many inherently uncertain events also impact the determination of variables and assumptions used by the Management to determine the discounted future cash flow, for the purposes of recognition of the recoverable value of long-lived assets. Among these events, it is worth emphasizing the maintenance of the electricity consumption levels, national economic activity growth rate, availability of water resources, in addition to those inherent to the expiration of the electricity public utility concession terms held by the Company’s subsidiaries, especially regarding the value of its reversion at the end of the concession term. Hereupon, the Management adopted the contractually forecasted indemnification assumption, where applicable, by the residual carrying amount at the end of the electricity generation, transmission and distribution concession term (see Note 18).

III) Provision for decommission assets - The Company recognizes provisions for decommissioning liabilities for the assets related to their thermonuclear power plants. In order to calculate the amount of the provision, assumptions and estimates are made regarding the discount rates, the expected decommissioning cost and removal of the entire power plant from the location and the expected period of the referred costs (see Note 31).

IV) Calculation basis of indemnification by the grantor on public utility concessions - The Company adopts the assumption that the assets are reversible at the end of the concession contracts, entitled to receive full indemnification from the granting authority over the investments not yet amortized. There is a discussion on legal and regulatory interpretation on the calculation basis of the Indemnifiable value, with different interpretations. Based on contractual provisions and in legal and regulatory interpretations, the Company, supported by the opinion of independent legal counsel, adopted the assumption that it will indemnified by the residual carrying amount at the end of the concession. This decision affected the basis of generating assets that have indemnification clauses provided for in their contracts and the electricity transmission and distribution operations classified within the scope of IFRIC-12 (Service Concession Arrangements) (vide Note 16).

V) Actuarial liabilities - Actuarial liabilities are determined by actuarial calculations prepared by independent actuaries and actual future results of the accounting estimates used in this financial information may be different, according to variables, assumptions and conditions different from those existing and used at the time of judgment made to establish assumptions (see Note 29).

VI) Useful life of property, plant and equipment – The Company’s Management and its subsidiaries adopt the criteria defined in ANEEL Resolution 367 of June 2, 2009, when calculating the estimated useful life of property, plant and equipment, as they fairly represent said useful life (see Note 15).

NOTE 5 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	12/31/2011	12/31/2010
I - Cash and Cash Equivalents:
Cash and Banks	389,191	762,332
Financial Investments	4,570,596	8,457,837

	4,959,787	9,220,169
II - Restricted Cash:
CCC Resources (Fuel Consumption Account)	2,194,946	1,287,255
Trading - Itaipu	176,940	13,175
Trading - PROINFA	662,752	757,788

	3,034,638	2,058,218

	7,994,425	11,278,387

Cash and cash equivalents are held with Banco do Brasil S.A., according to applicable laws for mixed capital corporations under federal government control, enacted by Decree-law No. 1.290, of December 3, 1973. Resolution 2.917 of December 19, 2001 of the Brazilian Central Bank, which amended Decree Law No. 1.290, set forth new mechanisms for companies under indirect federal administration.

The financial investments with immediate liquidity are extra-market investment funds, whose yield is based on the average SELIC interest rate.

NOTE 6 – MARKETABLE SECURITIES

The Company and its subsidiaries classify the long-term securities as held to maturity, and despite long-term maturities, the Company has short-term investment programs indicating the need to adopt these resources before maturity, classifying the assets as current.

The Company and its subsidiaries classify long term securities as held to maturity. The investments that have been classified as current are considered trading and are measured according to their respective fair values.

An adjustment to the present value is made regarding the founders’ shares.

CFT-E1 securities and investment certificates arising from tax incentives issued by FINOR (Northeast Investment Fund) and FINAM (Amazon Investment Fund) are adjusted by provisions for losses upon their realization, therefore presented at net amounts.

Set forth below is the breakdown of marketable securities:

CURRENT
Securities	Custodian Agent	Maturity	Index	12/31/2011	12/31/2010
LFT	Banco do Brasil	Up to 90 days	Pre-Fixed	9,751,563	6,281,655
LTN	Banco do Brasil	Up to 90 days	Pre-Fixed	563,120	426,077
NTN- B	Banco do Brasil	Up to 90 days	Pre-Fixed	69,762	51,616
NTN- F	Banco do Brasil	Up to 90 days	Pre-Fixed	19,751	14,912
CFT-E1	Banco do Brasil	08/01/12	IGP-M	263,450	—
NTN-P: 741536	Banco do Brasil	03/01/12	TR	86,583	—
NTN-P: 741566	Banco do Brasil	06/01/12	TR	62,708	—
NTN-P: 741806	Banco do Brasil	02/26/12	TR	17,032	—
OTHER				418,535	(187)

				11,252,504	6,774,073
NON-CURRENT
Securities	Custodian Agent	Maturity	Index	12/31/2011	12/31/2010
CFT-E1	Banco do Brasil	08/01/12	IGP-M	—	248,950
NTN- P	Banco do Brasil	12/28/15	TR	332	318
NTN- P	Banco do Brasil	07/09/14	TR	178	170
NTN- P	Banco do Brasil	07/09/12	TR	—	358
NTN-P: 741806	Banco do Brasil	07/09/12	TR	—	744
NTN-P: 741806	Banco do Brasil	07/09/12	TR	—	610
NTN-P: 740100	Banco do Brasil	01/01/25	TR	41	38
NTN-P: 740100	Banco do Brasil	01/01/24	TR	7	7
NTN-P: 740100	Banco do Brasil	01/01/21	TR	—	1
NTN-P: 740100	Banco do Brasil	01/01/20	TR	—	1
NTN-P: 740100	Banco do Brasil	12/28/15	TR	—	772
NTN-P: 741536	Banco do Brasil	03/21/18	TR	2	2
NTN-P: 741536	Banco do Brasil	03/01/12	TR	—	80,733
NTN-P: 741566	Banco do Brasil	12/28/15	TR	92	126
NTN-P: 741566	Banco do Brasil	06/01/12	TR	—	58,471
NTN-P: 741806	Banco do Brasil	06/16/15	TR	—	27
NTN-P: 741806	Banco do Brasil	07/22/13	TR	—	3
NTN-P: 741806	Banco do Brasil	07/09/12	TR	—	28
NTN-P: 741806	Banco do Brasil	02/26/12	TR	—	15,865
NTN-P: 741806	Banco do Brasil	12/28/04	TR	3	3
NTN-P: 760199	Banco do Brasil	05/15/17	TR	127	116
FINOR/FINAM				3,064	3,565
FOUNDERS’ SHARES				163,740	158,884
PARTNERSHIP INCOME				212,419	194,761
OTHER				18,353	5,352

				398,358	769,905

a) CFT- E1 – Government bonds with remuneration equivalent to the IGP-M variation, interest-free, with redemption date fixed in August 2012. The parent company maintains a provision for market value adjustment on the reference date of December 31, 2011, in the amount of R$ 99,129 (December 31, 2010 – R$ 93,673), calculated based on negative goodwill practiced in the capital markets, stated as respective asset reduction.

b) NTN-P – Government bonds received as payment for transfer of equity investments within the scope of the Privatization National Program – PND. These bonds have a remuneration equivalent to the Referential Rate–TR variation, disclosed by the Brazilian Central Bank, with 6% annual interest on the updated value with a redemption date fixed as of February 2012.

c) PARTNERSHIP INCOME - Refer to income earned from partnership investments, corresponding to an average yield equivalent to the IGP-M (General Market Price Index) variation plus annual interests of 12% and 13% on the capital transferred, as shown below:

	12/31/2011	12/31/2010
EATE	—	23,214
Tangará	117,770	96,782
Guascor	45,970	38,187
Other	—	701

	163,740	158,884

d) FOUNDERS’ SHARES – Securities acquired due to restructuring of Eletrobras’ investment in INVESTCO S.A. These assets ensure annual yields equivalent to 10% of the profit of the companies mentioned below, paid along with the dividends, and will be redeemed at maturity estimated for October 2032, by means of its conversion into preferred shares of the aforementioned companies’ capital stock, as shown below:

	12/31/2011	12/31/2010
Lajeado Energia	451,375	451,375
Paulista Lajeado	49,975	49,975
Ceb Lajeado	151,225	151,225

Face value	652,575	657,575

Present value adjustment	(440,156)	(457,815)

Fair value	212,419	194,760

e) Finor/Finan - Substantially refers to investment certificates arising from tax incentives destined to projects in the operating area of the subsidiaries Chesf and Eletronorte. The Company maintains a provision for losses in its realization, established based on market value, in the amount of R$ 292,456 (December 31, 2010 - R$ 291,772), and stated as respective asset reduction.

NOTE 7 – RECEIVABLES

	31/12/2011				31/12/2010
	Maturing	Past Due Untill 90 days	More than 90 days	Total	Total
CURRENT
AES ELETROPAULO	104,400	—	—	104,400	117,182
AES SUL	12,974	—	37	13,011	28,064
AMPLA	41,908	—	—	41,908	42,731
ANDE	52,115	—	—	52,115	42,224
EBE	25,574	—	46	25,620	15,147
CEA	16,383	33,541	1,043,717	1,093,641	926,366
CEB	14,913	—	12	14,925	11,650
CEEE-D	37,325	—	41	37,366	37,890
CELESC	37,422	—	—	37,422	50,436
CELG	43,575	—	55,393	98,968	95,964
CELPA	46,032	24,887	9,845	80,764	47,125
CELPE	39,465	438	—	39,903	44,451
CEMAR	32,021	—	—	32,021	32,427
CEMIG	78,205	17,401	17,475	113,081	85,137
CESP	3,524	—	—	3,524	2,799
COELCE	34,437	—	—	34,437	31,451
COELBA	72,858	—	—	72,858	77,398
COPEL	102,247	—	—	102,247	101,704
CPFL	64,826	—	—	64,826	19,400
ELEKTRO	52,614	—	—	52,614	55,185
ENERSUL	20,534	—	—	20,534	14,587
ESCELSA	26,395	—	—	26,395	27,298
LIGHT	89,994	—	—	89,994	84,798
PIRATININGA	8,538	—	—	8,538	3,379
RGE	7,698	—	—	7,698	3,907
Electricity Chamber	136,433	1,577	295,430	433,440	568,950
Use of Electric Grid	508,667	4,993	94,755	608,415	468,639
PROINFA	405,305	21,760	152,363	579,428	428,629
Consumers	450,660	247,182	474,632	1,172,474	1,027,149
Public Authorities	82,923	50,281	332,131	465,335	454,334
States Debt Rollover	—	—	187,625	187,625	128,635
(-) Allowance for Doubtful Accounts (PCLD)	(16,383)	(33,541)	(2,373,095)	(2,423,019)	(2,130,896)
Others	511,772	2,871	544,803	1,059,516	835,790

	3,145,354	371,390	835,210	4,352,024	3,779,930

	31/12/2011				31/12/2010
	Maturing	Past Due Untill 90 days	More than 90 days	Total	Total
NON CURRENT
Celg	66,368	—	—	66,368	141,037
Foreign Debt Restructuring Agreement – Guarantee	—	—	—	—	—
States debt rollover	1,005,383	—	—	1,005,383	1,096,291
National Treasury	—	—	—	—	—
Others	—	—	407,243	407,243	468,964

	1,071,751	—	407,243	1,478,994	1,706,292

- (PCLD)	—	—	—	—	—

	4,217,105	371,390	1,242,452	5,831,018	5,486,221

I – Electricity trading - PROINFA

The electricity trading within the scope of PROINFA (Brazilian Renewable Energy Incentive Program) generated a negative net result in 2011 of R$128,681 (December 31, 2010 – positive R$97,787), not causing any effect on the net result of Eletrobras’ fiscal year. This amount was included under the item “Reimbursement Obligations”. The amount of R$579,428 of Proinfa, referring to the Parent Company, is recorded in the balance of reseller consumer.

II - Operations at the Electricity Trading Chamber – CCEE

The amounts related to the operations practiced within the scope of CCEE are recorded based on information made available by the Chamber.

The subsidiary Furnas maintains accounts receivable in the amount of R$ 293,560, related to electricity trading within the scope of the extinguished MAE (former Electricity Trading Chamber), referring to the period from September 2000 to September 2002, whose financial settlement is suspended due to restraining orders granted in lawsuits filed by electricity distribution concessionaires against ANEEL and MAE, currently known as CCEE. Given the uncertainty of its realization, the subsidiary Furnas maintains Allowances for Doubtful Accounts, in an amount equivalent to the total accounts receivable, established in 2007.

According to the rules established in the Electricity Sector General Agreement, the resolution of these disputes would imply a new calculation, which would be purpose of settlement between the parties without CCEE’s intervention. In this regard, Management plans to maintain negotiations with ANEEL’s and CCEE’s participation, aiming at solving the accounts receivable so as to enable a negotiated solution for its settlement.

III - Renegotiated Credits

Renegotiated credits are formalized by means of contracts for installments of debts accumulated by the debtors, subject to interest and monetary restatement and fixed terms to amortize principal and charges, and they are considered recoverable by the Company’s Management, highlighting the balances deriving from operations with CELG, in the amount of R$165,336 (R$237,001 on December 31, 2010) and the debt rollover with states, in the amount of R$1,193,008 (R$672,678 on December 31, 2010).

IV – State Debt Rollover

Celg recognized a debt referring to the billing of its energy by means of the Private Instrument of Acknowledgment of Indebtedness and Other Covenants, entered into on December 12, 2003 between the subsidiary FURNAS and Celg in the amount of R$378,938 thousand, and Banco do Brasil S.A. as intervening and consenting party. The following financial clauses were established to settle the commitments:

(i)	The estimated payment term is 216 months and the outstanding balance is restated every month by General Market Price Index (IGP-M), published by Fundação Getúlio Vargas, plus pro rata die interest rate of 1% monthly.

(ii)	Monthly payments are settled by collecting an electricity distribution tariff in the amount corresponding to 2.56% of monthly gross revenues made available by Celg. In order to ensure these payments, a restricted account was created at the intervening bank for transactions exclusively related to this agreement, where Celg irrevocably and irreversibly authorizes the transfer of these monthly amounts to the subsidiary FURNAS.

The subsidiary Eletrosul holds credits with the federal government, indexed by IGP-M, with annual interest rates of 12.68%, in the amount of R$607,391 on December 31, 2011 (December 31, 2010 - R$672,678), of which R$479,752 in non-current assets (December 31, 2010 – R$544,043), as a result of the assumption of rights the Company held in state electricity concessionaries. Under the protection of Law nº 8.727/93, the federal government assumed, refinanced and re-scheduled the debt in 240 installments, beginning in April 1994. Once the 20-year term elapses and outstanding balance remains, as the federal government only transfers the funds received from state governments, which are restricted by laws in levels of revenues commitments, the installment payment will be extended for another 120 months.

V - Allowance for doubtful accounts

The subsidiaries record and maintain provisions, adopting the criteria of ANEEL rules, based on the analysis of the amounts of past due accounts receivable and losses track record, the amount of which is deemed by Management as sufficient to cover eventual losses on the realization of these assets. The balance is composed as follows:

	12/31/2011	12/31/2010
CLIENTS
Consumers and Resellers	1,093,641	912,041
Renegotiated Credits	130,347	20,356
Other Receivables	135,914	188,859
Other Consumers and Resellers	769,557	716,080
CCEE – Electricity Trading Chamber	293,560	293,560

	2,423,019	2,130,896

Changes in the allowance for doubtful accounts of electricity clients’ accounts in the consolidated are as follows:

Balance on December 31, 2010	2,130,896

(+) Complement	511,356
(-) Reversal	(219,233)

Balance on December 31, 2011	2,423,019

Complement and reversal of the allowance for doubtful accounts were stated for in the income statement as Operating Provisions (Note 41). The amounts recognized as allowance for doubtful accounts are registered as definite loss when there is no expectation to recover these funds. The reversal occurred in the year basically refers to the installment payment program with municipalities and public authorities by distribution companies.

For tax purposes, the surplus provision established in relation to the provisions of Law No. 9.430/1996 has been added to the taxable income for the purposes of Income Tax - IRPJ and also the calculation basis for the Social Contribution on the Net Income - CSLL.

NOTE 8 – LOANS AND FINANCING

	12/31/2011
	CURRENT CHARGES		PRINCIPAL
	Average Rate	Amount	CURRENT	NON-CURRENT
Entities
ITAIPU	7.45	—	540,249	5,342,343

		—	540,249	5,342,343

CEMIG	7.12	2,352	78,124	373,241
COPEL	8.39	1,616	49,164	215,900
CEEE	6.57	865	21,990	127,568
AES ELETROPAULO	10.39	311,636	108,851	2,329
CELPE	6.13	292	11,035	43,676
CEMAT	6.27	1,875	358,578	—
CELTINS	6.26	617	100,918	—
ENERSUL	6.17	461	13,413	71,360
CELPA	6.68	11,279	408,629	—
CEMAR	5.89	1,995	62,289	414,612
CESP	9.36	233	41,190	149,636
OTHER	6.36	138,708	341,303	910,672
(-) Allowance for Doubtful Accounts		(130,475)	(395,133)	—

		341,454	1,200,351	2,308,993

		341,454	1,740,600	7,651,336

	12/31/2010
	CURRENT CHARGES		PRINCIPAL
	Average Rate	Amount	CURRENT	NON-CURRENT
Entities
ITAIPU	7.09	—	448,544	5,223,083

		—	448,544	5,223,083

CEMIG	6.44	2,140	74,962	340,569
COPEL	7.40	1,882	47,497	258,771
CEEE	6.44	736	8,130	99,471
AES ELETROPAULO	10.38	299,218	108,840	2,639
CELPE	6.10	1,070	16,976	53,350
CELPA	6.15	1,771	33,647	297,046
CEMAR	5.85	1,654	48,214	367,187
CESP	9.38	958	33,406	185,709
OTHER	6.36	119,110	338,991	1,472,346
(-) Allowance for Doubtful Accounts		(101,124)	(127,353)	—

		327,415	583,310	3,077,088

		327,415	1,031,854	8,300,171

The financing and loans granted are made with the Company’s own funds, in addition to sector funds, as well as foreign funds raised by means of international development agencies, financial institutions, as well as those arising from the offering of securities on the international financial market.

All the financing and loans are supported by formal contracts executed with borrowers. The amounts receivable are mostly repayable in monthly installments, within a ten-(10) year average term, and the average interest rate weighed by the portfolio balance is 6.21% p.a.

The financing and loans granted with a currency adjustment clause, account for nearly 48.27% of the total portfolio. Those providing for adjustment based on indexes that represent domestic price-levels account for 51.73% of the portfolio balance.

The market values of these assets are equivalent to their carrying amount, since these are specific operations of the sector and are partly funded with resources from Sector Funds, and which do not find similar conditions as valuation parameter.

The long-term amount of loans and financing granted with ordinary and sector resources, including onlending, mature in variable amounts, as shown below:

	2013	2014	2015	2016	2017	After 2017	Total
Consolidated	1,025,480	996,563	896,506	789,028	783,236	3,160,524	7,651,336

I - AES-Eletropaulo/CTEEP - Lawsuit

In November 1986, Eletropaulo Eletricidade de São Paulo S.A., obtained a loan from the Company under Credit Facility Agreement ECF 1.046/1986.

During the preparation of this agreement, Eletropaulo raised concerns regarding the frequency of monetary restatement incurred on loan and filed a payment into court suit against the Company, in December 1988.

After filing the claim mentioned above, Eletropaulo made a judicial deposit of the amount that represented the outstanding balance, i.e., one composed of principal plus annual monetary restatement.

After presenting its defense in the payment into court suit, in April 1989, the Company filed a collection suit against Eletropaulo in the 5th Civil District Court of Rio de Janeiro, grounding its collection request on the allegation that the amounts deposited in the payment into court suit are inconsistent with the terms of the Credit Facility Agreement ECF 1.046/1986, as the agreement provided for monthly monetary restatement of principal and not annual restatement as set forth by Eletropaulo.

During the course of the proceedings of both lawsuits, the Protocol of Spin-Off was signed on December 22, 1997, where Eletropaulo was spun-off into four companies, namely: Eletropaulo Metropolitana - Eletricidade de São Paulo S.A. – AES Eletropaulo, Bandeirante Energia S.A., Empresa Metropolitana de Águas e Energia S.A. - EMAE and Empresa Paulista de Transmissão de Energia S.A., currently referred to as Companhia de Transmissão de Energia Elétrica Paulista - CTEEP.

In April 1999, the first instance of 5th Civil Court ruled in favor of the Company in connection with the collection suit and the payment-into-court suit, recognizing in the first lawsuit that the monetary restatement of Credit Facility Agreement ECF 1.046/1986 is monthly and in the second lawsuit, the amount deposited by Eletropaulo was inconsistent with the terms of the agreement. Ultimately, the court recognized that Eletropaulo was in default under the Credit Facility Agreement ECF 1.046/1986.

In September 2001, Eletrobrás also filed an Enforcement Action in the 5th Civil Court based on its understanding of the terms included in the Protocol of Spin-Off of Eletropaulo, which it believed made it proportional to current AES Eletropaulo (90.11%) and CTEEP (9.89%).

In September 2003, the court accepted the arguments raised by AES Eletropaulo, recognizing that based on Protocol of Spin-Off of Eletropaulo, AES Eletropaulo would not be responsible for the settlement of the Credit Facility Agreement ECF 1.046/1986, since the liability represented by it would have been transferred to EPTE, currently CTEEP.

In light of the unfavorable outcome, Eletrobrás in December 2003 and CTEEP in March 2004, filed appeals to the Superior Court of Justice and Federal Supreme Court seeking to reverse the TJRJ court decision.

In June 2006, the Superior Court of Justice reversed the decision that held AES Eletropaulo harmless from any responsibility for the debts set forth in the pending lawsuit and excluding it from litigation.

A motion for clarification of judgment was filed against this decision in the Superior Court of Justice in December 2006, and subsequently, in April 2007, an appeal against the diverging decision and an extraordinary appeal were filed. Each of these appeals affirmed the first instance’s decisions against AES Eletropaulo.

In February 2008, CTEEP filed a lawsuit against AES Eletropaulo and the Company in the 5th Civil Court, which sought to aim a decision recognizing CTEEP as not liable for the payment of any amount that has been requested by the Company.

In April 2009, the Company requested the liquidation of the arbitration award in the 5th Civil Court. This lawsuit sought to obtain the disputed amount through work to be conducted by a court expert.

In February 2010, the 5th Civil Court accepted the motion for liquidation of the arbitration award, and following the court decision, AES Eletropaulo filed a motion for clarification of the judgment pleading in accordance with the Articles. Additionally, AES Eletropaulo filed a motion to deny the expert’s appointment. Both motions were rejected by the 5th Civil Court in March 2010.

AES Eletropaulo filed an interlocutory appeal in the Court of Justice of Rio de Janeiro against the rejection of its appeal, which was accepted in April 2010, to determine the taking of evidence of the facts behind the responsibility for the paying debt. The court decided that the award liquidation was required to be processed in accordance with the Articles.

In December 2010, the Company requested to initiate the liquidation process and the proceeding was submitted to review to the 5th Civil Court. In July 2011, the 5th Civil Court required AES Eletropaulo and CTEEP to reply to the motion for liquidation in accordance with the Articles. Both parties replied accordingly. The 5th Civil Court shall determine whether the Company must submit its considerations on said material.

Therefore, due to the current state of the proceedings and the reasons set forth above, the Company estimates that expert works will commence during the second quarter of 2012 and that the legal proceeding for award liquidation in accordance with the Articles will not finalize earlier than 6 months following the start of the expert works. The Company also estimates that, at the end of the works, the expert will indicate the amount of debt owed and those who must bear the payment.

Once the legal proceeding of award liquidation ends and following the verification of the amounts to be paid by AES Eletropaulo and CTEEP, the Company will resume the enforcement action against such companies.

Also, according to the provisions of the Brazilian Civil Procedure, the Company is entitled to request to the court the closing of the guarantee pledged by the Company prior to the court’s final decision.

In the event of an unfavorable final decision against AES Eletropaulo and/or CTEEP, the Company will have the right to receive R$1,735,861, adjusted until December 31, 2011. The Company already recognized R$419,171 (R$410,017, on December 31, 2010) in its assets, under loans and financing, and the Company considers this amount to be undisputed.

II - Allowance for doubtful accounts

The Company recognizes allowances for doubtful accounts in the amount of R$525,608 (December 31, 2010 - R$228,477) corresponding to the principal and the servicing of the debt of defaulting debtors.

The amount of the provisions is deemed as sufficient by the Company’s Management to cover losses based on the portfolio trend analysis.

Eletrobras recognized an allowance for credits with Celpa, Rede Energia’s subsidiary, in the amount of R$ 120,199. This allowance was necessary considering the reorganization procedure which involves the significant uncertainty as to Celpa’s ability to continue as a going concern. Therefore, this entity may not be able to realize its assets and settle its liabilities during the regular course of business (Note 14.2, item IV).

In addition, the Company recognized in 2011 an allowance for credits with Cemat and Celtins, both Rede Energia’s subsidiaries, in the amount of R$94,821 and 24,756. These allowances were necessary considering the fact that both entities have been going through significant economic and financial hardship to settle their short-term debts. As a possible breakeven relies on future events beyond the Company’s Management control, the Company believes it is uncertain whether it will have operational capacity to settle its liabilities during the regular course of its businesses (Note 14.1, item IV).

Changes in the allowance for doubtful accounts on financing and loans granted by the Company are as follows:

Balance on December 31, 2009	192,232

(+) Complement	50,409
(-) Reversals	-14,164

Balance on December 31, 2010	228,477

(+) Complement	358,984
(-) Reversals	-61,853

Balance on December 31, 2011	525,608

The recording and write-off of the allowance of doubtful accounts were accounted for in the income statement as Operating Provisions (Note 41). The amounts recognized as allowance for doubtful accounts are those which raise doubts as to their realization. When there is no expectation to recover the funds, they are considered definite losses.

NOTE 9 – SHAREHOLDING REMUNERATION

The amounts below refer to dividends and interest on capital receivable, net of withholding tax, where applicable, resulting from permanent investments held by Eletrobras.

	31/12/2011	31/12/2010
CTEEP	79,644	114,061
CEEE-GT	13,562	—
CELPA	27,513	30,336
CEMAR	15,706	14,974
CEMAT	14,275	1,328
OTHER	47,162	17,906

	197,863	178,604

NOTE 10 – TAXES AND SOCIAL CONTRIBUTIONS - ASSETS

The following table sets forth taxes paid by the Company, which are recoverable, and the net value of deferred tax assets, which could be used to offset future tax liabilities, as of December 31, 2011 and 2010:

	12/31/2011	12/31/2010
CURRENT ASSETS
Withholding tax	893,706	815,873
Prepaid income tax and social contribution	843,022	644,740
PIS/PASEP/COFINS to offset	80,433	236,835
State VAT (ICMS) recoverable	17,150	21,683
Other	113,033	106,774

	1,947,344	1,825,905

NON-CURRENT ASSETS
State VAT (ICMS) recoverable	1,655,413	1,124,202
PIS/COFINS recoverable	775,348	401,439
Deferred tax assets, net	3,343,525	2,813,041

	5,774,286	4,338,682

	7,721,630	6,164,587

	12/31/2011	12/31/2010
Income tax and social contribution temporary differences
Exchange loss	530,647	805,859
Provision for interest on capital	331,290	126,057
Provision for contingencies	782,587	752,841
Allowance for doubtful accounts	191,824	200,616
Provision for market value adjustment	187,617	131,114
Restatement of Law 11.638/2007 - RTT	840,372	245,070
Other	479,188	551,484

	3,343,525	2,813,041

I – Deferred Tax Assets

Deferred Tax Assets are used in connection with the realization of the events that gave rise thereto. Considering the Company’s track record of profitability, as well the expectation of generating taxable income over the coming years, the recognition of these assets is based on the realization capacity of the assets, which is identified with future trend analysis and supported by a technical study prepared on the basis of macroeconomic, business and tax assumptions that may change in the future.

II - Recoverable ICMS, PIS/PASEP AND COFINS on Fuel Purchases

Through Normative Resolution 303/2008, ANEEL established methodologies and procedures to calculate, state and validate the ICMS (State VAT) amount recognized as a cost arising from the purchase of fuel. ANEEL has also established methodologies and procedures to calculate, state, inspect, monitor and pay the liabilities to be reimbursed to CCC-ISOL by the beneficiary agents who received ICMS reimbursement in an amount higher than the effective cost incurred as a result of this tax.

The Directive Release 2775/2008 - SFF/ANEEL now regulates the refund to the Fuel Consumption Account – CCC of amounts corresponding to the PIS/PASEP and COFINS credits taken on the fuel acquired for electric power generation under the non-cumulative mechanism between 2004 and 2008. Until 2007, management of the subsidiary Amazonas Energia understood that the fuel acquired for the purpose of generating electric power and subsidized by CCC was not entitled to PIS/PASEP and COFINS credits. In 2008, in light of the new facts, the subsidiary’s management, supported by its legal counsel’s opinion, recorded the tax credit in respect of all of the fuel acquisitions during the period determined by ANEEL, verifying the amount to be R$498,171.

The utilization of the recognized tax credits is subject to future operations that produce tax liabilities, which according to the opinion of the subsidiary’s management, will occur even if fuel oil is replaced with natural gas as the input in the electric power generation process and Manaus joins the National Interconnected System – SIN.

Law no. 12.111/09 establishes mechanisms that avoid the accumulation of recoverable tax on fuel purchased in distribution operations. However, in 2010, the amount of R$269,046, corresponding to credits verified in 2006, 2007 and 2008, could not be utilized due to the limitation on the period in which such credits can be used. Thus, such credits became subject to impairment, which was recognized in compliance with IAS 36 (Impairment of Assets).

The table below sets forth the impairments described in the previous paragraph as of December 31, 2011 and 2010:

DESCRIPTION	12/31/2011	12/31/2010
PIS/PASEP paid by CCC (a)	43,041	40,954
COFINS paid by CCC (a)	198,251	188,635
CCC Refund - ISOL - Law 12,111/09 (b)	1,159,875	790,663

Total	1,401,167	1,020,252

The balances of taxes and social contributions are monetarily restated as of December 31, 2011.

a) Refund of PIS/PASEP and COFINS levied on the fuel acquisition under Fuel Consumption Account (CCC)

In 2009, ANEEL, through Order nº. 4.722/2009 – SFF/ANEEL, item nº 30, ordered the Company to recognize the PIS/PASEP and COFINS credits to be refunded to the Fuel Consumption Account – CCC for the period between January 2004 and December 2008.

On August 11, 2008, ANEEL issued Technical Note nº. 359-SFF, which explains in detail the changes in the laws on accounting for PIS/PASEP and COFINS as a non-cumulative assessment and recommended the adoption of the following procedures:

•

Assessment of liability to be refunded to the CCC-ISOL fund – The agents must calculate, on a monthly and annual basis, the amount reimbursed by CCC-ISOL as fuel and PIS/PASEP and COFINS credits, which shall be imputed as Regulatory Liability.

•

Adjustment and refund – The liability shall be duly adjusted until the date of this consolidation, and its refund to the CCC-ISOL fund may be paid in up to 36 monthly installments subject to interest at the Selic interest rate.

b) CCC – ISOL Refund – Law nº 12,111/09

The balance of R$1,159,875 refers to recoverable taxes (ICMS) to be refunded to CCC when realized, according to Paragraph 8 of Law nº. 12.111/2009. For this reason, the subsidiary also maintains liability in the same amount as recorded in assets for these recoverable taxes.

III - PIS/PASEP and COFINS Unconstitutionality

The Federal Supreme Court - STF declared the unconstitutionality of Paragraph 1 of Article 3 of Law No. 9.718/98, which expanded the PIS/PASEP and COFINS calculation basis to include the total revenues earned by the legal entity, regardless the type of activity and the accounting classification adopted. Such provision did not have any constitutional basis and was later the subject of a of constitutional amendment.

Under the Brazilian National Tax Code - CTN, Eletrobras System companies are seeking recognition of their credit rights and the refund of the amount overpaid as a result of the unconstitutional increase in the calculation basis. As of the date of these Financial Statements, a final decision had not been reached on this issue.

Therefore, Eletrobras System companies have potential tax credits for PIS/PASEP and COFINS, which are still being determined. These tax credits have not been recognized in these Financial Statements, as the declaration of unconstitutionality only benefits those companies that are parties to the adjudicated appeals.

NOTE 11 – REIMBURSEMENT RIGHTS

I - CCC-ISOL Reimbursement

The Law No. 12.111/2009 and the Decree No. 7.246/2010 have changed the system of subsidizing electric power generation for Isolated Systems. The CCC subsidy, which previously only subsidized fuel costs, now reimburses the difference between the total cost of electric power generation and the valuation of the corresponding amount of electric power at the average cost of power and energy traded in the Regulated Contracting Environment – ACR, of the National Interconnected System – SIN.

CCC - Conta de Consumo de Combustível: Reimbursement on fuel acquisition by thermo power plants in the Isolated Systems granted by the federal government.

The following related costs are included in the total cost of electric power generation for Isolated Systems:

a)	energy and related power;

b)	generation to supply the electric power distribution;

c)	charges and taxes; and

d)	investments.

Other costs related to electric power services rendered in the Isolated Systems’ remote regions are also included in the total cost of electric power generation. These regions are characterized by a highly dispersed group of consumers and a lack of economies of scale.

	12/31/2011	12/31/2010
1 - Previous balance	2,075,838	576,370
2 - Cost of own generation	4,027,649	3,427,636
3 - Cost of energy purchased (including ICMS)	904,812	1,129,981

4 - Total cost	4,932,461	4,557,617
5 - (-) ACR Cost*	(1,413,309)	(1,223,585)

6 - Amount receivable re Law 12,111/09 ( 4 + 5)	3,519,152	3,334,032
7 - (-) Amount received from CCC - ISOL	(2,090,085)	(1,934,903)

8 - Difference receivable from CCC - ISOL ( 1 + 6 + 7)	3,504,905	1,975,499
9 - Monetary restatement	78,585	100,339

Current balance	3,583,490	2,075,838

*	ACR – Regulated Contracting Environment

II - Law nº 12.111 for Nuclear Power

After consultations among the Company, ANEEL and the Ministry of Mines and Energy, Law nº 12.111 was enacted on December 9, 2009, establishing that as of 2010, a rule would be adopted to reduce the financial impact resulting from Furnas’s trading of energy produced by Eletronuclear. According to the law, between 2013 and 2015, Eletronuclear is authorized to transfer to Furnas the verified difference between the tariff charged by Eletronuclear and the benchmark tariff for the period from 2010 to 2012.

The 2010 benchmark tariff will correspond to Eletronuclear’s tariff ratified by ANEEL in December 2004, as adjusted by the Extended Consumer Price Index (IPCA) for December 2009, which will be further adjusted by IPCA in December 2010 and 2011.

The amount to be transferred to Furnas will be funded proportionally by the distribution concessionaires served by the Auction for Purchase of Energy Deriving from Current Projects as of December 7, 2004. Each distribution concessionaire will provide an amount proportional to the amount of power to be supplied to such distribution concessionaire under its contract with Furnas commencing in 2005.

As of January 1, 2013, the payment to Eletronuclear for the revenue from power generation at the Angra 1 and 2 power plants will be funded proportionally by all concessionaires, licensees or distribution concessionaires at the National Interconnected System (SIN).

Therefore, the financial impact of Eletronuclear’s energy trading will be significantly reduced beginning in 2013, when the verified differences between prices assessed on energy sale contracts in the regulated environment and those established by ANEEL for Eletronuclear for the period between 2010 and 2012 will be financially realized.

On November 16, 2011, ANEEL issued Technical Note nº 308/2011, which established, among other things, the form of distribution and the estimated amounts to be refunded by Eletronuclear to Furnas and by the distribution concessionaires (which acquired energy at the 1st Auction of Current Energy (Product 2005/2008) to Eletronuclear.

ANEEL’s proposal requires that energy trading rules for Eletronuclear must be established for electric power produced at the Angra I and II power plants as of 2013 when all distribution agents will become “quotaholders” of said energy. Such energy trading rules are to be established in 2012 by means of a Public Hearing. In addition to the methodology to calculate trade tariffs among said agents and Eletronuclear, the criterion for apportioning the difference between tariffs assessed and the benchmark tariff will also be submitted for public consultation between 2010 and 2012.

According to ANEEL’s estimate, the amounts to be refunded to FURNAS would be represented as follows:

Description	2010	2011	2012
1 - Benchmark Tariff (R$/MWh)	115.68	121.79	130.29
2 - Tariff Practiced (R$/MWh)	137.66	145.48	148.79
3 - Tariff Difference (R$/MWH)(2-1)	21.98	23.69	18.5
4 - Annual Assured Energy (GWh)	12,921	12,921	12,921
5 -Difference Verified (R$ Thousand) (3x4)	284,004	306,098	239,039
6 - Accumulated Difference (R$ Thousand)	284,004	590,102	829,141

As the confirmation of these amounts is subject to public hearing and subsequent ratification by ANEEL, subsidiary Furnas did not record in its financial statements the refund related to the difference between benchmark tariffs and the one assessed for the years of 2010 and 2011, in the amount of R$590,102 thousand (R$353,442 thousand, net of tax effects).

NOTE 12 – NUCLEAR FUEL INVENTORY

The chart below sets forth a breakdown of the long-term nuclear fuel inventory destined for the operations of UTN Angra I and UTN Angra II thermonuclear power plants as of December 31, 2011 and 2010:

	12/31/2011	12/31/2010
CURRENT
Ready elements	388,663	297,972

	388,663	297,972
NON-CURRENT
Ready elements	133,894	392,133
Uranium concentrate	130,575	65,179
In progress – nuclear fuel	171,164	66,645

	435,633	523,957

	824,296	821,929

Inventories are stated at cost or net realization amount, whichever is the shortest, and are recorded as follows:

Uranium concentrate and works in progress (to transform uranium concentrate into nuclear fuel elements) are recognized at their acquisition costs; and Nuclear fuel elements (available in the reactor core and inventories of Spent Fuel Pool – SFP) are appropriated to income for the year of their utilization in the electric power generation process.

NOTE 13 - ADVANCES FOR FUTURE CAPITAL INCREASE

The following chart sets forth advances for future capital increases amounting to R$ 4,000 (R$ 7,141 in 2010):

	12/31/2011	12/31/2010
Other investments	4,000	7,141

	4,000	7,141

NOTE 14 - INVESTMENTS

The following chart sets forth the Company’s investments in subsidiaries and affiliates as of December 31, 2011 and 2010:

	12/31/2011	12/31/2010
Stated at the equity method
Celpa	171,370	240,112
CEEE-GT	701,628	627,300
Cemat	436,150	431,732
Emae	312,150	328,656
CTEEP	653,280	895,126
Cemar	323,433	302,263
Lajeado Energia	532,459	539,588
Ceb Lajeado	76,155	72,907
Paulista Lajeado	27,654	26,900
CEEE-D	391,988	377,518
Brasventos Eolo	—	2,232
Rei Dos Ventos 3	—	2,196
Brasventos Miassaba 3	—	3,335
Baguari	—	82,172
Águas da Pedra	157,112	125,089
Chapecoense	—	57
Amapari	34,105	27,997
Other	—	25

	3,817,484	4,085,206

SUBTOTAL	3,817,484	4,085,206

Measured at Fair Value
Celesc	150,432	165,711
Cesp	203,580	161,439

	12/31/2011	12/31/2010
Coelce	182,640	153,430
AES Tietê	812,853	725,821
CGEEP	22,607	17,657
Energisa	77,215	68,966
CELGPAR	322	322
CELPE	54,854	51,321
COPEL	50,546	58,169
CEB	6,485	3,528
AES Eletropaulo	76,491	67,291
Energias do Brasil	20,552	19,170
CPFL Energia	44,327	35,094
Guascor	3,300	3,300
EATE	—	5,344
Tangara	21,738	21,738
CDSA	11,802	11,800
CEA	20	20
CER	102	102
Other	124,214	114,556

	1,864,078	1,684,779

SUBTOTAL	5,681,562	5,769,984

Provision for investments losses	(1,110,603)	(1,045,337)

TOTAL	4,570,959	4,724,647

In view of the reorganization process of investee Celpa and the resulting uncertainty about its ability to continue as a going concern (as reported in its financial statements as of December 31, 2011), the Company recognized an allowance for losses equal to the total amount invested in Celpa (R$170,370) and losses from dividends declared and unpaid through December 31, 2011 (R$27,513), but only to the extent of the Company’s 34.24% interest in the share capital of Celpa.

14.1 – Provisions for Investment Losses

	12/31/2011	12/31/2010
Amazonas	843,029	802,138
Eletronorte	—	93,499
CERON	96,204	149,700
CELPA	171,370	—

	1,110,603	1,045,337

14.2 – Accounting Policy Adjustments in respect of Affiliates

	12/31/2011	12/31/2010
CEMAT	86,464	48,918
CTEEP	956,630	737,480
CEEE-GT	4,961	128,300
CEEE-D	7,539	191,775

	1,055,594	1,106,473

The Company made certain adjustments to the results of entities which it invests in order to conform the accounting policies of these entities with the accounting policies of the Company. The majority of these adjustments were to the accounting policies for the provision of doubtful accounts , pension plan and estimates of the present value of long-term assets.

14.3 - Information About Market Value and Investees’ Revenue

PUBLICLY-HELD COMPANIES

		Market Value		Net Operating Revenue
COMPANIES	Valuation Method	2011	2010	2011	2010
CEEE D	Equity Accounting	315,468	354,761	2,028,501	1,821,539
CEEE-GT	Equity Accounting	329,138	402,572	762,484	738,519
CELPA	Equity Accounting	177,667	196,757	2,433,800	2,110,961
CEMAR	Equity Accounting	140,094	495,916	1,912,105	1,756,353
CEMAT	Equity Accounting	290,582	267,014	2,009,768	1,956,588
CTEEP	Equity Accounting	3,093,881	3,001,277	2,900,805	2,256,286
EMAE	Equity Accounting	99,040	112,159	164,093	142,781
CELESC	Market value	150,431	165,711	4,191,414	4,036,765
CESP	Market value	203,581	161,439	2,957,525	2,905,327
COELCE	Market value	182,639	153,430	2,627,212	2,849,706
AES Tiete	Market value	812,853	725,821	1,878,997	1,747,032
CGEEP - DUKE	Market value	22,607	17,658	958,003	862,303
ENERGISA S.A.	Market value	77,215	68,966	2,426,600	2,154,300
CELGPAR	Market value	322	322	Not Disclosed	2,210,362
CELPE	Market value	54,853	51,322	2,914,113	2,860,067
COPEL	Market value	50,546	58,169	7,776,165	6,901,113
CEB	Market value	6,485	3,528	1,377,619	1,284,394
AES Eletropaulo	Market value	76,491	67,291	9,835,578	9,697,157
CPFL Energia	Market value	44,327	70,188	12,764,028	12,023,079
Energias do Brasil	Market value	20,552	19,170	5,401,662	5,034,316

CLOSELY - HELD COMPANIES

		Market Value		Net Operating Revenue
COMPANIES	Valuation Method	2011	2010	2011	2010
Guascor	Market value	3,300	3,300	Not Available	Not Available
EATE	Market value	—	5,344	378,373	422,894
TANGARÁ	Market value	21,738	21,738	Not Disclosed	Not Disclosed
CDSA	Market value	11,802	11,800	Not Disclosed	Not Disclosed
CEA	Market value	20	20	Not Disclosed	Not Disclosed
CERR	Market value	102	102	Not Disclosed	Not Disclosed
Ceb Lajeado	Equity Accounting	58,364	58,364	97,114	90,860
Lajeado Energia	Equity Accounting	303,276	303,276	485,622	442,740
Paulista Lajeado	Equity Accounting	22,532	22,532	42,207	38,013
Brasventos Eolo	Equity Accounting	2,232	—	—	Not Disclosed
Rei Dos Ventos 3	Equity Accounting	2,196	—	—	Not Disclosed
Brasventos Miassaba 3	Equity Accounting	3,335	—	—	Not Disclosed
Baguari	Equity Accounting	82,172	—	12,308	Not Disclosed
Águas da Pedra	Equity Accounting	125,089	—	171,012	Not Disclosed
Chapecoense	Equity Accounting	57	—	453,825	87,892
Amapari	Equity Accounting	27,997	—	37,924	Not Disclosed

I – Distribution Companies:

Distribuição Alagoas – holds the concession for electric power distribution in all municipalities of the state of Alagoas through Concession Agreement 07/2001-ANEEL, dated May 15, 2005, and the first amendment thereto, dated June 8, 2010. This concession matures on July 7, 2015. Its main purpose is to develop a public utility that distributes electric power to end users. The investee reports negative net working capital of R$71,195 and accumulated losses of R$287,084 and relies on the financial support of the Company.

Distribuição Rondônia – holds the concession for electric power distribution in all municipalities of the state of Rondônia through Concession Agreement 05/2001-ANEEL, dated February 12, 2001, and the first amendment thereto, dated November 11, 2005. This concession matures on July 7, 2015. Its main purpose is to develop a public utility that distributes electric power to end users. The investee reports net working capital of R$112,650 and accumulated losses of R$982,742 and relies on the financial support of the Company.

Distribuição Piauí – holds the concession for electric power distribution in all the municipalities of the state of Piauí, through the Concession Agreement 04/2011-ANEEL, dated February 12, 2001. This concession matures on July 7, 2015. Its main activity is the distribution of electric power. The investee reports net working capital of R$8,322 and accumulated losses of R$962,683 and relies on the financial support of the Company.

Amazonas Energia – its main activities are electric power generation, distribution and trading in the state of Amazonas. Amazonas Energia has its own generation facility (1,600.60 MW) but also buys electric from independent producers to augment its generation capacity. The investee reports negative net working capital of R$1,000,238 and accumulated losses of R$4,616,265 and relies on the financial support of the Company.

Distribuição Roraima – subsidiary wholly owned by Eletronorte, operating in the city of Boa Vista. Its main activity is distributing electric power. Distribution Roraima holds the concession for electric power distribution in the municipality of Boa Vista through Concession Agreement 21/2001-ANEEL, dated March 21, 2001, and the first amendment thereto, dated October 14, 2005. This concession matures in 2015. The investee reports negative net working capital of R$294,906 and accumulated losses of R$589,782, and relies on the financial support of the Company.

Distribuição Acre – it owns the concession for distribution and trading in the state of Acre through Concession Agreement 06/2001-ANEEL, which is dated February 12, 2001 and matures on July 7, 2015. The electric power supply of the capital city, Rio Branco, and six locations interconnected to the Rio Branco System is provided by Eletronorte. The inland part of the state is supplied by Guascor do Brasil Ltda, as Energy Independent Producer – PIE, through Generation Isolated Systems. The Company notes that the electric power supply in the entire state is provided by Diesel Thermoelectric Power Plants (100%) and that Distribuição Acre relies on the Company’s financial support.

II – Generation and Transmission Companies:

Eletrobras Termonuclear S.A. – a wholly owned subsidiary of the Company formed for the purposes of building and operating nuclear power plants and rendering engineering similar services under the supervision of ANEEL. Eletrobras Termonuclear operates the Angra 1 and Angra 2 power plants, with nominal power of 1,990 MW, as well as the Angra 3 power plant. The electric power produced at these plants is sold to Furnas pursuant to an electric power purchase and sale agreement.

Eletrosul Centrais Elétricas S.A. – its main purpose is electric power transmission and generation, directly or through its interests in SPEs. Eletrosul conducts studies, projects, construction, operation and maintenance of electric power generation and transmission systems subject to ANEEL’s regulations. Eletrosul owns 100% of Artemis, RS Energia and Porto Velho Transmissora and exercises control over Uirapuru.

Itaipu Binacional – a binational entity created by and subject to the International Treaty signed on April 26, 1973, between the Federal Republic of Brazil and the Republic of Paraguay. The Company and ANDE each hold a 50% equity stake in Itaipu Binacional. It was formed to exploit the water resources of the Paraná River from Salto de Guaíra to the outfall of Iguaçu River, by building and operating a Hydroelectric Central, with a total available capacity of 12.6 million KW that will be controlled jointly by Brazil and Paraguay.

Companhia Hidro Elétrica do São Francisco – an electric power utility concessionaire formed for the purposes of generating, transmitting and trading electric power. Its generating system is hydrothermal, with hydroelectric power plants responsible for more than 97% of its total production. Chesf’s transmission system is comprised of 18,723 km of operating transmission lines, of which 5,122 km are 500 kV transmission circuits, 12,792 km are 230 kV transmission circuits and 809 km are low tension transmission circuits. Chesf’s system has 100 substations with voltages higher than 69 kV, 762 transformers effectively operating at all voltage levels with a transformation capacity of 44,181 MVA and a total of 5,683 km of optic fiber cables.

Centrais Elétricas do Norte do Brasil S.A. – an electric power public utility concessionaire controlled by the Company and mainly operating in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima and Tocantins. Centrais’s electric power generation system consists of 4 hydroelectric power plants, with an installed capacity of 8,694.00 MW, and 7 thermoelectric power plants, with an installed capacity of 600.33 MW. The total installed capacity of the system is thus 9,294.33 MW. Centrais’s transmission system consists of by 9,192.13 km of transmission lines, 43 substations in the National Interconnected System – SIN, 695.89 km of transmission lines and 10 substations in the isolated system for a total of 9,888.02 km of transmission lines and 53 substations. The Company owns 100% of Boa Vista Energia S.A., Estação Transmissora de Energia S.A. and Rio Branco Transmissora, as well as an equity interest in several electric power generation and transmission SPEs.

Furnas Centrais Elétricas S.A. – a subsidiary of the Company focused on generating, transmitting and trading electric power in the region consisting of the Federal District and the states of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso and Tocantins. Furnas acts as the electric power trading agent for the electric power generated by the Angra I and Angra II power plants. Furnas’s electric power generation system is comprised of 8 exclusively owned hydroelectric power plants and 2 power plants in partnerships with private companies, with a combined installed power capacity of 8,662 MW, and 2 thermoelectric power plants with 796 MW of capacity for a total of 9,458 MW. Furnas also holds interests in a number of SPEs.

III – Other Companies

Companhia Energética do Maranhão – an electric power public utility concessionaire focused on projecting, building and exploring systems of electric power sub-transmission, transformation, distribution and trading. The company holds the concession for electric power distribution in 217 municipalities in the state of Maranhão, pursuant to Concession Agreement 060-ANEEL, dated August 28, 2000. This concession matures in August 2030 but Companhia Energética has the option of extending it for another 30-year period.

Eletrobras Participações S.A. – a subsidiary of the Company that was formed to hold the equity interests in the capital stock of other companies.

Companhia Estadual de Geração e Transmissão de Energia Elétrica – a publicly-held corporation formed for the purpose of developing electric power production and transmission systems. The state of Rio Grande do Sul is the controlling shareholder through Companhia Estadual de Energia Elétrica – CEEE-Par, which holds 65.92% of the total capital stock of this concessionaire.

Companhia Transmissão de Energia Elétrica Paulista – a publicly-held corporation, authorized to operate as an electric power public utility concessionaire with a focus on planning, building and operating electric power transmission systems.

Centrais Elétricas do Pará S.A. (under reorganization process) – a publicly-held corporation, under control of QMRA Participações S.A., that operates an electric power generation and distribution platform in the state of Pará where it serves consumers in 143 municipalities pursuant to Concession Agreement 182/1998-ANEEL, dated July 28, 1998. The term of the concession is 30 years, maturing on July 28, 2028 and renewable for an additional 30 year period. In addition to the distribution agreement, the Company signed a Generation Concession Contract 181/98 covering 34 Thermoelectric Power Plants, 11 owned and 23 from third parties, for a term of 30 years. This Generation Concession Contract matures on July 28, 2028 and is renewable for an additional 30 year period. The investee reports negative net working capital of R$1,191,873.

As announced to the Market in Material Fact of February 28, 2012, the investee, pursuant to CVM Rule 358/2002, informed the market that it filed for reorganization before the District Court of Capital City of state of Pará, pursuant to Article 47 and Articles of Law nº 11.101/2005. Centrais is focused on using the reorganization process to overcome its economic and financial crisis, maintain its status as a producer of electric power, and protect its workers’ employment and its creditors’ interests.

All claims against the investee through the date the motion for reorganization was filed, even if not overdue, are subject to reorganization pursuant to Article 49 of Law nº 11.101/2005 and shall be paid pursuant to the reorganization plan. However, it should be noted that there are certain exceptions to this rule.

During the reorganization procedure, the investee continues conducting its activities, pursuant to Article 64 of Law nº 11.101/2005. The impact of reorganization on the investee’s financial statements is only known after the approval of the reorganization plan provided for by law.

The situation described above creates significant uncertainty about the investee’s ability to continue as a going concern; therefore, according to its independent auditor’s opinion, it may not be able to realize its assets and settle its liabilities in the ordinary course of business (see Note 14).

Empresa Metropolitana de Águas e Energia S.A. – a concessionaire of a hydroelectric complex located on the Alto Tietê river at the Hydroelectric Power Plant Henry Borden. EMAE also owns and operates UHE Rasgão and UHE Porto Góes, both of which are also on the Tietê River, and UHE Isabel, which is located in the Paraíba Valley in the municipality of Pindamonhangaba. UHE Isabel is not currently operational.

Lajeado Energia S.A. – a privately-held corporation controlled by EDP Energias do Brasil S.A. was formed for the purposes of generating and trading electric power. Lajeado Energia holds 73% of the capital stock of Investco S.A. Investco operates the Luís Eduardo Magalhães Hydroelectric Power Plant and the Associated

Transmission System, in the state of Tocantins under the terms of the Concession Contract for Use of Public Asset 05/97 – ANEEL, which is in force until 2033.

h) Centrais Elétricas Matogrossenses S.A. – a publicly-held company under share control of Rede Energia S.A. Centrais generates electric power through thermoelectric power plants and operates an electric power distribution system for serving isolated systems in its concession area, which is comprised of the state of Mato Grosso and includes consumers in 141 municipalities. According to the Concession Contract 03/1997, signed on December 11, 1997, the term of the concession is 30 years and matures on December 11, 2027 but is renewable for an additional 30 year period. The Company has also entered into a Generation Concession Agreement 04/1997 covering 7 Thermoelectric Power Plants and their respective associated substations. This agreement matures on December 10, 2027 (see Note 2). The investee reports negative net working capital of R$82,136.

As reported by independent auditors, investee has been experiencing difficulties in raising funds and refinancing its loans, resulting in difficulties in meeting its debt service obligations and other short-term operational commitments. The investee is a subsidiary of Rede Energia S.A. which has investment in its subsidiary Centrais Elétricas do Pará S.A. – CELPA. As noted above, CELPA is currently in the reorganization process under a motion that was accepted on February 29, 2012. Investee’s management is currently negotiating with its creditors with the goal of lengthening the profile of its indebtedness.

IV – Specific Purpose Entities (SPE)

Throughout the last several years, the companies of the Eletrobras System have invested in project partnerships with private companies in which the Company is a non-controlling shareholder, holding preferred shares. These shares are classified as Assets—Investments. These enterprises operate in the electric power generation and transmission segments.

In keeping with the Company’s desire to expand investments in the electric power segment, companies in the Eletrobras System also participate as minority shareholders, holding common shares in companies with public utility service concessions. Such common equity interests are classified as Assets – Investments:

- Sistema de Transmissão Nordeste - STN

Partners – 1 – Chesf 49%; 2 - Alusa 51%

Purpose – LT 500 Hv, 546 vKm – Teresina Fortaleza – operational

2 – Artemis Transmissora de Energia

Partner – Eletrosul 100%

Purpose–LT 525 Km – Salto Santiago /Cascavel – operational

3 – Empresa Transmissora do Alto Uruguai – ETAU

Partners – 1 – Eletrosul 24.4%; 2 – Terna Participações 52.6%; 3 – DME Energética 10%; 4 – CEEE-GT 10%

Purpose – LT 230 Kv, 187 Km – Campos Novos /Santa Marte – operational

4 – Enerpeixe S.A.

Partners – 1 – Furnas 40%; 2 – EDP 60%

Purpose – UHE Peixe Angical 452 MW – operational

5–Manaus Construtora Ltda.

Partners – 1 – Eletronorte 30,0%; 2 – Chesf 19.5%; 3–Abengoa Holding 50.5%

Purpose – LT 500KV Oriximá/Cariri, SE Itacoatiara 500/138KV and SE 500/230KV – operational

6–Uirapuru Transmissora de Energia

Partners – 1 – Eletrosul 75%; 2 – Elos 25%

Purpose – LT 525KV, Ivaiorã/Londrina

7–Energia Sustentável do Brasil

Partners – 1 – Chesf 20%; 2 – Eletrosul 20%; 3 – Energy South Ameria Participações LTDA 10.1%; 4 – Camargo Correa Investimentos em Infraestrutura S.A. 9.9%

Purpose – UHE Jirau, with 3,300 MW – startup estimated for 2013

8–Norte Brasil Transmissora de Energia

Partners – 1 – Eletrosul – 24.5%; 2 – Eletronorte 24.5%; 3 – Andrade Gutierrez Participações 25.5%; Abengoa Concessões Brasil Holding S.A. – 25.5%

Purpose – LT Porto Velho/Araraquara, stretch 02, 600KV

9 – Estação Transmissora de Energia

Partner – Eletronorte 100%

Purpose–Rectifier Station–alternating current/direct current and Inverter Station–direct current/alternating current, 600/500 KV – 2950 MW,

10–Porto Velho Transmissora de Energia

Partner – Eletrosul 100%

Purpose – LT Porto Velho (RO), Collector Substation Porto Velho (RO), at 500/230 KV, and two Converter AC/DC/AC Back-to-Back, at 400 MW

11–Amazônia Eletronorte Transmissora de Energia

Partners – 1 – Eletronorte 49%; 2 – Bimetal 24.50%; 3 – Alubar 13.25%; 4 – Linear 13.25%

Purpose–2 transmission lines 230 KV, Coxipó / Cuiabá, with extension of 25 km and Cuiabá / Rondonópolis, with extension of 168 km – under construction

12–Intesa–Integração Transmissora de Energia

Partners – 1 – Chesf 12%; 2 – Eletronorte 37%; 3 – FIP 51%

Purpose–LT 500kV, in the stretch Colinas/ Serra da Mesa 2, 3º circuit – under construction

13 – Energética Águas da Pedra

Partners – 1 – Chesf 24.5%; 2 – Eletronorte 24.5%; 3 – Neoenergia S.A. 51%

Purpose – UHE Rio Aripuanã 261KW – operational

14 – Amapari Energia

Partners – 1 – Eletronorte 49%; 2 – MPX Energia 51%

Purpose – UTE Serra do Navio 23.33MW

15–Brasnorte Transmissora de Energia

Partners–1 – Eletronorte 49.71%; 2 – Terna Participações 38.70%; 3 – Bimetal Ind e Com. de Produtos

Metalúrgicos LTDA 11.62%

Purpose – LT Juba/Jauru 230 KV, with extension of 129 Km; LT Maggi/Nova Mutum 230 KV, with extension of 273 Km; SE Juba, 230/130 KV and SE Maggi, 230/138 KV

16–Manaus Transmissora de Energia

Partners – 1 – Eletronrote 30%; 2 – Chesf 19.50%; 3- Abengoa Concessões Brasil Holding 50.50%

Purpose - LT Oriximiná/Itacoatiara, double circuit, 500KV, with extension of 374 KM, LT Itacoatiara/Cariri, double circuit 500KV, with extension of 212 Km, Itacoatiara Substation in 500/230 KV, 1,800MVA.

17 – Transleste

Partners – 1–Furnas 24%; 2 – Alusa 41%; 3 – Cemig 25%; 4 – Orteng 10%

Purpose - LT Montes Claros/Irapé , 345 kV – operational

18–Transudeste

Partners – 1 – Furnas 25%; 2 – Alusa 41%; 3 – Cemig 24%; 4 – Orteng 10%

Purpose–LT Itutinga/ Juiz de Fora, 345 kV – operational

19 – Transirapé

Partners – 1 – Furnas 24,50%; 2 – Alusa 41%; 3 – Cemig 24.50%; 4 – Orteng 10%

Purpose - LT Irapé / Araçuaí, 230 kV – operational

20 – Chapecoense

Partners – 1 – Furnas 49%; 2–CPFL 51% (Consócio Chapecoense 40% and CEEE-GT 9%)

Purpose - UHE Foz do Chapecó, Rio Uruguai, 855MW – operational

21–Serra do Facão Energia

Partners –1 – Furnas 49.47%; 2–Alcoa Alumínio S.A. 34.97%, 3–DME Energética S.A 10.09% and 4- Camargo Corrêa Energia S.A. 5.46%.

Purpose - UHE Serra do Facão, 212.58 MW – operational

22–Retiro Baixo

Partners – 1–Furnas 49%; 2 – Orteng 25.5%; 3 – Logos 15.5%; 3 – Arcadis Logos 10%

Purpose - UHE Retiro Baixo, 82 MW – operational

23–Baguari Energia

Partners – 1 – Furnas 30.61%; 2- Cemig 69.39%

Purposet - UHE Baguari, 140 MW – operational

24–Centroeste de Minas

Partners – 1 – Furnas 49%; 2 – Cemig 51%

Purpose - T Furnas/Pimenta (MG), 345 kV – operational

25 – Santo Antonio Energia

Partners – 1–Furnas 39%; 2–Odebrecht Investimentos 17.6%; 3–Andrade Gutierrez Participações 12.4%; 4 – Cemig 10%; 5–Fundos de Investimentos e Participações da Amazônia 20%; 6–Construtora Norberto Odebrecht (1%).

Purpose- UHE Santo Antônio

26–IE Madeira

Partners – 1 – Furnas 24.50%; 2 – Chesf 24.50%; 3 – CTEEP 31%

Purpose- LT Collector Porto Velho/Araraquara, stretch 01, with 2,950 Km

27–Inambari

Partners – 1 – Furnas 19.60%; 2 – Eletrobras 29.40%; 3 – OAS 51%

Purpose – Construction of UHE Inambari (Peru) and of the Exclusive Use Transmission System, connecting Peru to Brazil, as well as the import and export of goods and services – in pre-operational stage.

28 – Transenergia

Partners – 1 – Furnas 49%; 2 – Delta 25.5%; 3 – J.Malucelli 25.5%

Purpose–constructing, implementing, operating, and maintaining the electric power transmission line of the Brazilian Interconnected Electric System Basic Network, lot C.

29 – Norte Energia S.A.

Partners – 1 – Eletrobras 15.00%; 2 – Chesf 15%; 3 - Eletronorte 19.98%; 4 - Petros 10%; 5 - Bolzano 10%; 6 – Other 30.02%

Purpose - UHE Belo Monte, Xingu river

14.4	Business Combinations

Subsidiary Eletrosul on August 11, 2011, after obtaining the required authorizations (CADE, ANEEL and BNDES), acquired a controlling interest in Artemis Transmissora de Energia S/A and Uirapuru Transmissora de Energia S/A. The Company adopted an accounting method to account for identifiable assets acquired, liabilities assumed and its non-controlling interest.

As provided for in Paragraph No. 42 of technical pronouncement IFRS 3 (Business Combination), the Company revalued its 49% previous interest in Artemis and 49% interest in Uirapuru at fair value as of the acquisition date and recognized a gain in the income for the period, as stated below.

(a) Artemis Transmissora de Energia S/A

The total amount of funds transferred in connection with the acquisition amounted to R$145,692. This figure corresponds to the difference between the cash consideration offered for the shares of Artemis (R$154,362) and the right to dividends unpaid to Cymi Holding (R$8,670) pursuant to Eletrosul’s preemptive right.

The acquisition of shareholding enabled Eletrosul, through the exercise of its preemptive right, to gain control of Artemis. As a result of the merger, Eletrosul will benefit from increased cash flow from the dividends to be paid on the shares acquired, synergies to be achieved through centralizing management and reductions in transaction costs.

Consideration
On August 11, 2011
Consideration effectively transferred (cash)	154,362
Credits referring to dividends of Cymi Holding (seller)	(8,670)
Fair value of equity interest in Artemis held prior to business combination	139,978

285,670

Amounts recognized of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	14,031
Concessionaires and licensees	8,422
Financial asset amortizable by RAP	166,109
Indemnifiable financial asset	85,636
Assets at fair value through profit or loss	8,161
Other accounts receivable	2,851
Loans and financing	(99,138)
Taxes payable and regulatory fees	(7,226)
Dividends payable	(17,000)
Other accounts payable	(4,772)

Total identifiable net assets	157,074

Goodwill	65,584
Gain on previous equity interest in Artemis at fair value	63,012

285,670

The reduction of consideration in the amount of R$8,670 was provided for in the stock purchase agreement, pursuant to which the seller waived its right to receipt of this amount from the buyer.

The goodwill of R$65,584 is attributed to expectations of future profitability and the right to operate a concession granted by ANEEL to develop an electric power public utility. This goodwill has a definite useful life and has been amortized over the concession period.

The goodwill paid for in the acquisition of shareholding in the amount of R$65,584 will be used for tax purposes as authorized by income tax laws.

(b) Uirapuru Transmissora de Energia S/A

The total amount of funds transferred in connection with the acquisition amounted to R$19,429, corresponding to the difference between cash consideration offered for the shares of Uirapuru (R$20,859) and the right to dividends unpaid to Cymi Holding (R$1,430) pursuant to Eletrosul’s preemptive right.

The acquisition of shareholding enabled Eletrosul, through the exercise of its preemptive right, to gain control of Uirapuru. As a result of the merger, Eletrosul will benefit from increased cash flow from the dividends to be paid on the shares acquired, synergies to be achieved through centralizing management and reductions in transaction costs.

Consideration

On August 11, 2011

Consideration effectively transferred (cash)	20,859
Credits referring to dividends of Cymi Holding (seller)	(1,430)
Fair value of equity interest in Uirapuru held prior to business combination	36,616

56,045

Amounts recognized of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	6,963
Concessionaires and licensees	2,689
Financial asset amortizable by RAP	63,395
Indemnifiable financial asset	28,145
Assets at fair value through profit or loss	3,167
Other accounts receivable	95
Loans and financing	(41,946)
Taxes payable and regulatory fees	(642)
Dividends payable	(5,500)
Other accounts payable	(4,402)

Total identifiable net assets	51,964

Non-controlling interest	(12,991)
Goodwill	5,918
Gain on previous equity interest in Uirapuru at fair value	11,154

56,045

The reduction in consideration in the amount of R$1,430 was provided for in the stock purchase agreement, pursuant to which the seller waived its right to receipt of this amount from the buyer.

The goodwill of R$5,918 is attributed to expectations of future profitability and the right to operate a concession granted by ANEEL to develop an electric power public utility. This goodwill has a definite useful life and has been amortized over the concession period.

Currently, Eletrosul has no intention of using goodwill for tax purposes.

(c) Fair value of identifiable assets acquired and liabilities assumed

Eletrosul recorded the identifiable assets acquired and liabilities assumed at fair value, since:

Cash and cash equivalents acquired are bank deposits and short-term investments measured by acquisition cost plus income earned up to the balance sheet date. Their values thus approximate the fair value.

Concessionaires and licensees hold accounts receivable for billed energy transmissions, plus monetary variations, when contracted.

Financial assets amortizable by RAP recognize the rights to charge users for the availability of electric power transmission system facilities in line with interpretation IFRIC 12(Service Concession Arrangements), which represents the fair value of such financial assets.

Assets at fair value through profit or loss on investment funds restated by CDI (interbank deposit rate), subject to the BNDES loan, as part of the guarantee granted to the financial institution.

Loans and financing are subject to usual market interest rates for operations with the same characteristics.

Loan market values approximate recorded amounts, considering the values, terms and specific lines of credit.

NOTE 15 - FIXED ASSETS

The fixed asset items presented below refer to the property, plant and equipment used to generate electric power. The fixed assets used in the distribution and transmission segments are treated according to the IFRIC 12 (Service Concession Arrangements).

	12/31/2011
	Cost	Accumulated depreciation	(-) Special Obligation	Net Value
In service
Generation	59,688,026	(24,385,487)	(349,052)	34,953,487
Management	2,272,380	(1,353,630)	(32,712)	886,038

	61,960,406	(25,739,117)	(381,764)	35,839,525

In progress
Generation	16,906,190	—	—	16,906,190
Management	469,146	—	—	469,146

	17,375,336	—	—	17,375,336

	79,335,742	(25,739,117)	(381,764)	53,214,861

	12/31/2010
	Cost	Accumulated depreciation	(-)Special Obligation	Net Value
In service
Generation	57,188,232	(22,998,388)	(327,977)	33,861,867
Management	2,210,771	(1,248,170)	(35,591)	927,010

	59,399,003	(24,246,558)	(363,568)	34,788,877

In progress
Generation	11,538,959	—	—	11,538,959
Management	354,662	—	—	354,662

	11,893,621	—	—	11,893,621

	71,292,624	(24,246,558)	(363,568)	46,682,498

Fixed assets classified as “public utility concession assets” cannot be sold or pledged as guarantee to third parties and therefore are not reflected in these tables.

The Special Obligation items presented below reflect nonrefundable contributions that are (i) paid by consumers to fund expansion projects required to fulfill electric power supply requests by such consumers and (ii) allocated to the corresponding projects pursuant to the regulations set forth by ANEEL. Assets funded with contributions paid by consumers are recorded as fixed assets.

The following table sets forth changes in fixed assets in 2011:

	Balance on 12/31/2010	Additions	Transfer in progress/ service	Depreciation	Balance on 12/31/2011
Generation/Trading
In service	55,976,229	3,136,868	(590,458)	—	58,522,639
Accumulated depreciation	(22,998,388)	—	—	(1,387,099)	(24,385,487)
In progress	11,538,959	4,776,939	590,458	(166)	16,906,190
Leasing	1,212,003	—	—	(46,616)	1,165,387

	45,728,803	7,913,807	—	(1,433,881)	52,208,729

Management
In service	2,210,771	55,939	37,068	(31,398)	2,272,380
Accumulated depreciation	(1,248,170)	—	—	(105,460)	(1,353,630)
In progress	354,662	151,552	(37,068)	—	469,146

	1,317,263	207,491	—	(136,858)	1,387,897

Special Obligation
Accumulated reintegration	14,053	—	—	—	14,053
Consumer contribution	(147,894)	—	—	—	(147,894)
Federal government share	(47,584)	—	—	—	(47,584)
Other	(182,143)	(18,196)	—	—	(200,339)

	(363,568)	(18,196)	—	—	(381,764)

TOTAL	46,682,498	8,103,102	—	(1,570,739)	53,214,861

	Balance on 12/31/2009	Additions	Transfer in progress/ service	Depreciation	Balance on 12/31/2010
Generation/Trading
In service	52,801,218	116,947	3,079,929	(21,165)	55,976,229
Accumulated depreciation	(21,685,079)	—	—	(1,313,309)	(22,998,388)
In progress	8,342,934	6,269,048	(3,079,229)	6,206	11,538,959
Leasing	1,258,619	—	—	(46,616)	1,212,003

	40,717,692	6,385,995	—	(1,374,884)	45,728,803

Management
In service	1,865,281	299,702	45,788	—	2,210,771
Accumulated depreciation	(1,008,374)	—	—	(239,796)	(1,248,170)
In progress	400,450	—	(45,788)	—	354,662

	1,257,357	299,702	—	(239,796)	1,317,263

Special Obligation
Accumulated reintegration	14,053	—	—	—	14,053
Consumer contributions	(147,894)	—	—	—	(147,894)
Federal government share	(47,584)	—	—	—	(47,584)
Other	(196,019)	13,876	—	—	(182,143)

	(377,444)	13,876	—	—	(363,568)

TOTAL	41,597,605	6,699,573	—	(1,614,680)	46,682,498

Trading assets are assets used for commercial and marketing purposes.

The following table sets forth the average depreciation rate and accumulated depreciation on fixed assets as of December 31, 2011 and 2010:

	CONSOLIDATED
	12/31/2011		12/31/2010
	Average depreciation rate	Accumulated depreciation	Average depreciation rate	Accumulated depreciation
Generation
Hydraulic	2.44%	19,856,370	2.46%	18,646,869
Nuclear	3.30%	2,501,816	3.30%	2,264,774
Thermal	5.77%	2,027,301	5.64%	2,086,745

		24,385,487		22,998,388
Management	7.46%	1,353,630	7.45%	1,248,170

		1,353,630		1,248,170

Total		25,739,117		24,246,558

NOTE 16 – FINANCIAL ASSETS

I – Itaipu Binacional

The Company classified the Itaipu Binacional project as a financial asset because the primary benefit to the Company in respect of this investment is the cash flow generated from the project. The overall financial impact of the Itaipu Binacional project as of December 31, 2011 and 2010 is set forth in the following table:

	CONSOLIDATED
	12/31/2011	12/31/2010
Accounts receivable	2,278,404	1,891,564
Indemnity right	611,508	290,704
Energy Suppliers - Itaipu	(586,994)	(588,983)
Indemnity liabilities	(1,404,965)	(596,270)
Other	—	—

Total current assets	897,953	997,015

Accounts receivable	139,563	35,715
Indemnity right	3,936,511	1,910,996
Indemnity liabilities	(2,352,065)	(1,122,137)

	1,724,009	824,574

Itaipu fixed assets
Generation
In service	14,931,693	13,916,577
In progress	50,557	42,762

	14,982,250	13,959,339

Management
In service	797,093	718,508
In progress	190,847	145,665

	987,940	864,173

Total non-current assets	17,694,199	15,648,086

Total financial asset of Itaipu - consolidated	18,592,152	16,645,101

Cash flows attributable to the Itaipu Binacional project are described below:

a – Cash Flow Attributable to Electric Power Trading

According to Brazilian Law No. 11,480/2007, the readjustment factor in the loan agreements signed with Itaipu Binacional, and the credit assignment agreements signed with the National Treasury, was removed in 2007, assuring that the Company receives its full share of receivables without reduction.

Consequently, the Decree No. 6,265 of November 22, 2007 was issued. This decree stipulates that the amount representing the annual readjustment factor is to be included in the transfer tariff charged by the Company as of 2008, thus creating a financial asset in the amount of the annual readjustment factor removed.

Therefore, since 2008, the difference arising from the removal of the annual readjustment factor, the value of which is determined annually by a joint ministerial ordinance from the Ministries of Treasury and Mines and Energy, has been included in the tariff on the transfer of power from Itaipu Binacional. The difference arising from the removal of the readjustment factor was equivalent to US$214,989 in 2011, which the Company earned through charges to consumers pursuant to MME/MF 398/2008.

The balance of the cash flow attributable to the trading of electric power generated by Itaipu Binacional, amounted to R$3,936,511 on December 31, 2011, which is equivalent to US$2,098,577 (December 31, 2010—R$1,910,996, which is equivalent to US$1,146,919). Such cash flows are reflected in the line item “Reimbursement rights” under “Current Assets”. R$2,352,065 thousand, which is equivalent to US$1,253,900 thousand, of these cash flows will be paid to the National Treasury through 2023 pursuant to the credit assignment agreements executed between the Company and the National Treasury in 1999. Such reimbursement obligations are reflected in the line item “Reimbursement obligations” under “Current Liabilities”.

These amounts will be realized through their inclusion in the transfer tariff to be charged through 2023.

b – Electric Power Trading – Itaipu Binacional

The Law No. 10,438 of April 26, 2002, requires the Company to (i) acquire all electric power generated by Itaipu Binacional and to be consumed in Brazil and (ii) trade this electric power.

In 2011, the equivalent of 83,847 GWh was sold. The energy supply tariff charged by Itaipu Binacional on purchases of electric power was US$22.60/kW and the transfer tariff charged by the Company on sales of electric power was US$24.88/kW.

The cash flow resulting from the trading of Itaipu Binacional’s electric power, in accordance with Decree No. 4,550 of December 27, 2002 as amended by Decree No. 6,265 of November 22, 2007, is to be allocated as follows:

1)	if positive, it will be allocated to individual consumers pro rata, through a bonus credit in the consumers’ electric power invoices from the Brazilian Interconnected Electric System, for the residential and rural classes with monthly consumption lower than 350 kWh.

2)	if negative, it is incorporated by ANEEL in the calculation of the transfer tariff on the electric power sold in the year subsequent to the occurrence of the negative result.

This trading operation does not affect the Company’s results, and under the current regulations, negative results represent an unconditional receivable right and positive results represent an obligation.

In 2011, the activity generated a surplus of R$639,977 (R$225,128 on December 31, 2010) and the resulting obligation is included in the line item “Reimbursement obligations” under “Current Assets”.

II – Financial Asset – Electric Power public utility concession

The line item “Financial asset – public utility concession,” in the amount of R$29,575,176 refers to the unrealized financial assets owned by the companies in the Eletrobras System. The distribution concessions were verified using a mixed model and the transmission concessions were verified using a financial model, both provided for in IFRIC 12.

Total financial assets as of December 31, 2011 and 2010, as stated in the consolidated balance sheet, are set forth in the chart below:

	CONSOLIDATED
	12/31/2011	12/31/2010
Transmission Concessions
Financial Asset - Allowed Annual Revenue	9,276,285	7,444,868
Financial Asset - Indemnifiable Concessions	17,273,525	15,935,225

	26,549,810	23,380,093
Distribution Concessions
Financial Asset - Indemnifiable Concessions	3,025,366	2,342,039

	3,025,366	2,342,039
Itaipu Financial Asset	18,592,152	16,645,101

	18,592,152	16,645,101

Total financial asset	48,167,328	42,367,234

Financial Asset – Current	2,017,949	1,723,522
Financial Asset – Non-current	46,149,379	40,643,712

Total financial asset	48,167,328	42,367,234

NOTE 17 – INTANGIBLE ASSETS

	CONSOLIDATED
	12/31/2010	Additions	Amortizations	Transfers	12/31/2011
Linked to the Concession
Generation
Service
Balance	909,952			60,604	970,556
Accumulated Amortization (-)	(19,791)		(19,998)		(39,789)
Progress
Balance	156,026	16,007		(60,604)	111,429

	1,046,187	16,007	(19,998)	—	1,042,196

Distribution
Service
Balance	1,995,293	22,244	—	58,538	2,076,075
Accumulated Amortization (-)	(814,659)	(50,315)	(67,269)	584	(931,659)
Special Liabilities	(364,863)	(62,766)	7,800	(35,218)	(455,047)
Progress
Balance	180,093	85,854	—	(56,471)	209,476
Special Liabilities	(99,223)	(37,569)	(472)	32,567	(104,697)

	896,641	(42,552)	(59,941)	—	794,148

Transmission
Progress
Balance	35,868	22,548	—	—	58,416

	35,868	22,548	—	—	58,416

Not linked to the Concession
In service	366,948	189,229	—	15,327	571,504
Accumulated Amortization (-)	(144,834)	(10,693)	(39,686)	1,283	(193,930)
In progress	63,162	52,481	—	(16,610)	99,033

Total	285,276	231,017	(39,686)	—	476,607

Total	2,263,972	227,020	(119,625)	—	2,371,367

	CONSOLIDATED
	12/31/2009	Additions	Amortizations	Transfers	12/31/2010
Linked to the Concession
Generation
Service
Balance	645,678	264,274			909,952
Accumulated Amortization (-)			(19,791)		(19,791)
Progress
Balance	107,030	48,996			156,026
Impairment					—

	752,708	313,270	(19,791)	—	1,046,187

Distribution
Service
Balance	1,923,390	10,647	—	61,256	1,995,293
Accumulated Amortization (-)	(682,095)	(57,232)	(75,332)	—	(814,659)
Special Liabilities	(322,852)	(16,289)	4,999	(30,721)	(364,863)
Progress
Balance	118,486	122,861	—	(61,254)	180,093
Special Liabilities	(79,530)	(50,412)	—	30,719	(99,223)

	957,399	9,575	(70,333)	—	896,641

Transmission
Progress
Balance	30,644	5,224	—	—	35,868

	30,644	5,224	—	—	35,868

Not linked to the Concession
In service	332,517	24,133	—	10,298	366,948
Accumulated Amortization (-)	(101,306)	(7,414)	(37,037)	923	(144,834)
In progress	52,721	22,032	—	(11,591)	63,162

	283,932	38,751	(37,037)	(370)	285,276

Total	2,024,683	366,820	(127,161)	(370)	2,263,972

Intangible assets are amortized over the concession term.

NOTE 18 – RECOVERABLE VALUE OF LONG-LIVED ASSETS

The Company determined the recoverable value of its long-lived assets based on their “value in use”, as there is no active market for the sale of the fixed assets linked to the concession. The “value in use” was calculated on the basis of the present value of the estimated future cash flow from the concession. Cash flow was projected on the basis of the Company’s operating results and the following assumptions, which represent management’s appraisal of future trends in the electric power sector:

a) Organic growth in line with historical data and the Brazilian economy’s growth prospects;

b) Average discount rate (5.49% for generation, 5.28% for transmission and 5.45% for distribution in 2011, 5.65% for generation, 5.18% for transmission and 5.88% for distribution in 2010 and 6.37% for generation, 5.99% for transmission and 6.34% for distribution in 2009) is calculated using a methodology that is usually applied by the market, which takes into account the weighted average cost of capital net of inflation rate;

c) The growth rate does not include inflation.

The analysis established the need to set aside provisions for losses for the following subsidiaries in the year 2011:

a) Eletrosul – Due to a delay in the start of operations at UHE Passo São João, future cash flows will be insufficient to cover this project’s costs. Therefore, the Company recognized an impairment of R$107,664 (R$142,870 in 2010).

b) Amazonas Energia (distribution segment) – In the year 2010, ANEEL established a new tariff adjustment methodology that includes, among other factors, the reduction in asset remuneration (regulatory weighted average cost of capital), resulting in the need to recognize an impairment of distribution assets in the amount of R$573,731 and R$69,546 in 2011.

c) Furnas – The Company recognized impairments of UHE Batalha and UHE Simplício in the amounts of R$693,339 and R$349,444, respectively, in 2011 in light of the cost increases resulting from the delay in the construction of the hydroelectric power plants at these facilities.

CONSOLIDATED
Balance on December 31, 2009	886,305

(+) Provisions	388,666
(-) Reversions	(285,446)

Balance on December 31, 2010	989,525

(+) Provision	438,484
(-) Reversion	(27,474)

Balance on December 31, 2011	1,400,535

Property, plant and equipment	830,370
Intangible asset	558,488
Other	11,677

1,400,535

NOTE 19 – SUPPLIERS

	12/31/2011	12/31/2010
CURRENT
Goods, Supplies and Services	1,972,176	1,314,871
Energy Purchased for Reselling	4,312,692	3,850,379
CCEE – Electricity Trading Chamber	53,234	515

	6,338,102	5,165,765

NOTE 20 – ADVANCES FROM CLIENTS

	12/31/2011	12/31/2010
ADVANCES FROM CUSTOMERS
CURRENT
Advanced electricity sale - ALBRAS	44,098	39,362
Advances from clients - PROINFA	368,943	302,100

	413,041	341,462

NON-CURRENT
Advanced electricity sale - ALBRAS	879,452	928,653

	879,452	928,653

TOTAL	1,292,493	1,270,115

I - ALBRÁS

The subsidiary Eletronorte executed an agreement for the sale of electric power to ALBRÁS, in 2004, for a 20-year supply period, at an average of 750 MW/month through December 2006 and 800 MW/month from January 2007 through December 2024 for a price equal to the UHE Tucuruí break-even tariff plus a premium calculated on the basis of the aluminum price on the London Metal Exchange (LME) – England. This price setting constitutes an embedded derivative (see Note 42).

Based on these terms, ALBRÁS made an energy pre-purchase and furnished payment for the same. ALBRÁS will receive energy credits from the Company, which will be amortized over the supply period in fixed monthly installments in average MW, according to the tariff effective in the billing month, as detailed below:

Client	Date of Agreement		Volume in Average Megawatts (MW)
Albrás	7/1/2004	12/31/2024	750 until 12/31/2006 and 800 as of 1/1/2007
Alcoa	7/1/2004	1/1/2024	from 304 to 328
BHP	7/1/2004	1/2/2024	from 353.08 to 492

II - PROINFA

PROINFA, enacted by Law No. 10.438/2002 as amended, was established to diversify the Brazilian energy supply through the utilization of renewable energy sources and applicable technologies.

In 2006, the Company agreed to purchase the electric power produced by PROINFA for a period of 20 years and transfer this electric power to transmission and distribution concessionaires, which in turn transfer the electric power to free consumers and self-producers, excluding low-income consumers proportionally to consumption.

Each transmission and distribution concessionaire pays the Company for the annual cost of the electric power supplied to the captive customers, free consumers and self-producers connected to its facilities, in twelve monthly installments, each in advance of the month in which the electric power is to be consumed.

The operations related to PROINFA’s sale and purchase of electric power do not affect the Company’s results.

NOTE 21 – FINANCING AND LOANS

I – The Company’s Agreements – Loans and Bonds

a) The Company has executed loan agreements with multilateral agencies, such as CAF, IDB, IRDB, KFW and EXIMBANK/JBIC, which are guaranteed by the federal government of Brazil. These agreements include standard covenants applicable to loan agreements with multilateral agencies. In 2011, the Company executed an agreement with IRDB for a loan in the amount of US$495,000,000 to fund investments in the distribution companies in the Eletrobras System. Of this amount, US$1,237,500 has been drawn to cover loan fees; the remaining balance is available to fund investments.

The loan agreement for the syndicated A/B loan between CAF and a syndicate of commercial banks, as lenders, and the Company, as borrower, contains covenants that are standard in the market for such loans, including the existence of corporate guarantees, change of corporate control, compliance with licenses and authorizations and restrictions on significant disposals of assets. In addition, the Company has entered into loan agreements with BNP and CDB, both of which are consistent with market practices.

In addition to the bond issuances underwritten by the former Dresdner Bank AG in 2005 and Credit Suisse in 2009, the Company issued US$1,750,000,000 in bonds underwritten by Santander and Credit Suisse in October 2011. The proceeds from the bond sales have been set aside in the Partnership Investment Program.

II – The Company’s Agreements - Global Reversion Reserve (RGR)

Global Reversion Reserve (RGR) is a fund created by the federal government of Brazil to cover the costs related to electric public utility concession reversions. The Company is authorized to withdraw RGR resources to fund (i) projects that expand the Brazilian electric power sector, (ii) service improvements and (iii) the implementation of programs of the federal government of Brazil.

Thus, the Company borrows funds from RGR and invests in specific investment projects with the purpose of:

a) expanding electric power distribution services;

b) incentivizing the development of alternative sources of electric power;

c) preparing inventory and feasibility studies for the development of hydroelectric projects;

d) building power generation units of up to 5,000 kW, exclusively for public utilities in communities supplied by an isolated electric system;

e) installing efficient public lighting;

f) conserving electric power by means of improved quality of products and services; and

g) achieving the goal of universal access to electric power.

The Company pays interest at a rate of 5% per annum on the balance of the loans drawn from RGR to fund the investments described above. As of December 31, 2011, the balance drawn by the Company from RGR amounted to R$8,931,891 (December 31, 2010 – R$8,159,038) and is reflected in the line item “Borrowings” under “Liabilities”.

The Company notes that RGR is an independent entity from the Company and the funds constituting RGR are not included in the Company’s financial statements.

	12/31/2011
	CURRENT CHARGES		PRINCIPAL
	Average Rate	Amount	CURRENT	NON-CURRENT
Foreign Currency
Financial Institutions
Interamerican Development Bank - IDB
Foreign Currency	4.40%	2,400	34,901	191,957
Corporación Andino de Fomento - CAF	2.40%	11,763	165,997	2,012,817
Kreditanstalt fur Wiederaufbau - KFW	3.87%	39	23,116	32,631
Dresdner Bank	6.25%	41	23,386	—
Eximbank	2.15%	1,635	53,362	293,487
BNP Paribas	1.82%	269	64,962	611,709
Other		1,244	12,088	17,367

		17,391	377,812	3,159,968

Bonds
Dresdner Bank	7.75%	4,292	—	562,740
Santander	5.75%	36,845	—	3,282,650
Credit Suisse	6.87%	63,050	—	1,875,800

		104,187	—	5,721,190

Other
National Treasury - ITAIPU		3,922	416,325	8,561,657
CAJUBI - Fundação Prev ITAIPU PY		389	566	26,860

		4,311	416,891	8,588,517

		125,889	794,703	17,469,675

Domestic Currency
Global Reversion Reserve		—	—	8,946,901
Other financial institutions		79,291	1,728,195	3,654,832
BNDES		49,126	1,228,122	8,336,944

		128,417	2,956,317	20,938,677

		254,306	3,751,020	38,408,352

	12/31/2010
	CURRENT CHARGES		PRINCIPAL
	Average Rate	Amount	CURRENT	NON-CURRENT
Foreign Currency
Financial Institutions
Interamerican Development Bank - IDB
Foreign Currency	4.16%	2,202	31,001	201,509
Corporación Andino de Fomento - CAF	2.29%	9,886	25,634	1,935,355
Kreditanstalt fur Wiederaufbau - KFW	3.86%	70	21,158	43,556
Dresdner Bank	6.25%	88	21,405	21,406
Eximbank	2.15%	1,591	44,999	292,490
BNP Paribas	1.48%	338	57,703	601,060
Other		721	11,784	12,477

		14,896	213,684	3,107,853

Bonds
Dresdner Bank	7.75%	3,812	—	499,860
CREDIT SUISSE	6.87%	54,162	—	1,666,200

		57,974	—	2,166,060

Other
National Treasury - ITAIPU		2,412	349,744	7,978,640

		2,412	349,744	7,978,640

		75,282	563,428	13,252,553

Domestic Currency
Global Reversion Reserve		—	—	8,159,038
BNDES		10,786	330,338	2,703,781
Other financial institutions		54,252	834,379	7,154,599

		65,038	1,164,717	18,017,418

		140,320	1,728,145	31,269,971

a)	Debts are guaranteed by the federal government of Brazil and/or the Company.
b)	Total debt of the parent company in foreign currency, including charges, equals R$9,362,387 thousand, which is equivalent to US$4,991,144 thousand and the total debt of the Company on a consolidated basis equals R$18,390,267 thousand, which is equivalent to US$9,803,959 thousand.
c.)	The percentage distribution by type of currency is as follows:

US$	EURO	YEN
97.67%	0.43%	1.89%

d)	The average interest rate paid on loans and other forms of financing was 4.97% in 2011 and 4.19% in 2010.
e)	The Company must repay principal on loans and other forms of financing in the following amounts in the years set forth below:

2013	2014	2015	2016	2017	After 2017	Total
577,571	643,521	1,064,687	585,172	577,618	17,027,149	20,475,718

II – Financial lease operation:

Leases entered into by Amazonas Energia are classified as finances leases when the terms of such leases transfer all the risks and benefits of ownership of the leased asset to the leaseholder. All other leases are classified as operating leases.

The assets acquired through finance leases are depreciated on the basis of the assets’ useful lives rather than over the life of the lease.

The present value of the finance leases is the quotient of the face value of the lease divided by the product of (a) the term of the lease and (b) the installed capacity (60 to 65 MW).

The reconciliation between the minimum future payments of the Company and their present value as of December 31, 2011 and 2010 is presented in the table below:

	12/31/2011	12/31/2010
Less than one year	283,831	244,098
More than one year and less than five years	1,419,154	1,220,493
More than five years	2,105,079	2,213,161
Charges of future financing over financial leasing	202,636	416,322

Gross liabilities of financial leasing – leasing minimum payments	4,010,700	4,094,074
Adjustment to present value	(2,092,159)	(2,279,042)

Total minimum payments of financial leasing	1,918,541	1,815,032

Less than one year	142,997	120,485
More than one year and less than five years	714,984	602,315
More than five years	1,060,560	1,092,232

Present value of payments	1,918,541	1,815,032

III - GUARANTEES

The Company participates in a number of projects as a guarantor for which the guaranteed amounts, forecasts and paid amounts are presented in the tables below.

Subsidiary	Year	Year2	Project	Lending Bank	Type (corporate/SPE)	Subsidiary Interest	Financing Amount (Subsidiary’s Quota)	Oustanding Balance on 12/31/2011
Chesf	2009	2009	UHE Jirau	BNDES 09.2.0097.1 and Banco do Brasil/Caixa Econômica Federal/Bradesco/Itaú BBA and Banco do Nordeste 21.00398-X	Energia Sustentável do Brasil S.A. - ESBR	20.0%	1,444,000	1,329,848
Chesf	2010	2010	Implementation of Transmission Line and Converter Stations referring to Lots “D and F” of ANEEL auction nº 007/2008	BNDES	Interligação Elétrica do Madeira S.A. – IE Madeira	24.5%	98,336	108,203
Chesf	2011	2011	Lot C – Auction 004/2008 – LT Oriximiná – Silves – Eng. Lechuga and SEs Itacoatiara and Silves (former Itacoatiara and Cariri)	BASA (FNO)	Manaus Transmissora de Energia S A	19.5%	48,750	49,230
Chesf	2011	2011	Lot C - Auction 004/2008 – LT Oriximiná – Silves – Eng. Lechuga and SEs Itacoatiara and Silves (former Itacoatiara and Cariri)	BNDES	Manaus Transmissora de Energia S A	19.5%	74,100	74,930
Eletrosul	2009	2009	UHE Jirau	BNDES 09.2.0097.1 and BNDES/BB/CEF/Bradesco/Itaú BBA and Banco do Nordeste 21.00398-X	Energia Sustentável do Brasil S.A.	20.00%	1,444,000	1,329,848
Eletrosul	2010	2010	Usina Eólica Cerro Chato I	Banco do Brasil 40/00508-9	Eólica Cerro Chato I S.A.	90.00%	67,026	57,428
Eletrosul	2010	2010	Usina Eólica Cerro Chato II	Banco do Brasil 40/00509-7	Eólica Cerro Chato II S.A.	90.00%	67,026	57,474
Eletrosul	2010	2010	Usina Eólica Cerro Chato III	Banco do Brasil 40/00510-0	Eólica Cerro Chato III S.A.	90.00%	67,026	67,026
Eletrosul	2008	2008	LT in 525 kV, with extension of 260 km, between SE of Campos Novos and SE Nova Santa Rita	BNDES 07.2.0663.1	Empresa de Transmissão de Energia do Rio Grande do Sul S.A.	100.00%	126,221	112,422
Eletrosul	2010	2010	LT Collector Porto Velho – Araraquara 2, nº 2, in CC, +/- 600 kV	BNDES 10.2.0453.1	Norte Brasil Transmissora de Energia S.A.	24.50%	295,000	75,208
Eletrosul	2011	2011	SE Collector Porto Velho in 500/230	BNDES 10.2.2072.1	Porto Velho Transmissora de Energia S.A.	100.00%	283,411	274,982
Eletrosul	2009	2009	UHE Mauá – Direct	BNDES 08.2.0988.1	Cruzeiro do Sul Consortium	49.00%	182,417	89,732
Eletrosul	2009	2009	UHE Mauá – Indirect	BNDES/Banco do Brasil 21/00406-4	Cruzeiro do Sul Consortium	49.00%	182,417	89,764
Eletrosul	2008	2008	UHE Passo São João	BNDES 07.2.1061.1	Corporate project	100.00%	183,330	186,856
Eletrosul	2006	2006	LT, second circuit, between SE’s of Campos Novos and Blumenau, extension 359 km, 525 kV	BNDES/Banco do Brasil 20/00039-1	Corporate project	100.00%	50,000	31,547
Eletrosul	2006	2006	LT, second circuit, between SE’s of Campos Novos and Blumenau, extension 359 km, 525 kV	BNDES/BRDE 20/00039-1	Corporate project	100.00%	50,000	31,497
Eletrosul	2006	2006	LT 525 kV, extension 359 km, Campos Novos - Blumenau	BNDES 06.2.0057.1	Corporate project	100.00%	103,180	63,867
Eletrosul	2008	2008	Reinforcement (expansion) of LT Campos Novos – Blumenau (Circuit 2), through construction of SE Biguaçu of 525 kV	BNDES 08.2.1026.1	Corporate project	100.00%	67,017	52,572
Eletrosul	2011	2011	UHE São Domingos	BNDES 10.2.1860.1	Corporate project	100.00%	207,000	102,003
Furnas	2010	2010	Santo Antônio Energia S.A	BNDES	SPE	39.0%	2,392,717	2,746,723
Furnas	2009	2009	Santo Antônio Energia S.A	Banco da Amazônia S.A. – FNO	SPE	39.0%	196,334	213,746
Furnas	2010	2010	Foz do Chapecó Energia S.A.	BNDES	SPE	40.0%	662,335	819,068
Furnas	2011	2011	Cia. De Transmissão Centroeste de Minas	BNDES	SPE	49.0%	13,827	13,347
Furnas	(*)	??	Serra do Facão Energia S.A.	BNDES	SPE	49.5%	257,357	293,998
Furnas	2010(**)	2010	Interligação do Madeira S.A.	BNDES	SPE	24.5%	98,336	108,203
Furnas	2011(**)	2011	Interligação do Madeira S.A.	BNDES	SPE	24.5%	68,600	34,535
Furnas	2011	2011	Interligação do Madeira S.A.	DEBÊNTURES - ITAÚ	SPE	24.5%	102,900	106,459
Furnas	2011(***)	2011	Goiás Transmissão S.A.	BANCO DO BRASIL – CP	SPE	49.0%	25,480	15,680
Furnas	2011(***)	2011	Goiás Transmissão S.A.	BANCO DO BRASIL – FCO	SPE	49.0%	49,000	9,800
Furnas	2011(***)	2011	MGE Transmissão S.A.	BANCO DO BRASIL – CP	SPE	49.0%	13,720	10,801
Furnas	2011	2011	Transenergia São Paulo S.A.	BNDES	SPE	49.0%	18,963	12,390
Furnas	2010(***)	2010	Transenergia Renovável S.A.	BES	SPE	49.0%	60,270	60,612
Furnas	2011(***)	2011	Brasventos Eolo Geradora de Energia S.A.	Banco Votorantim	SPE	24.5%	12,936	12,936
Furnas	2011(***)	2011	Brasventos Miassaba Geradora de Energia S.A.	Banco Votorantim	SPE	24.5%	13,713	13,713
Furnas	2011(***)	2011	Rei dos Ventos 3 Geradora de Energia S.A.	Banco Votorantim	SPE	24.5%	5,691	5,691
Eletronuclear	2011	2011	Angra 3	BNDES	—	—	6,146,256	552,440
Eletronorte	2004	2004	UHE Tucuruí	BNDES	Corporate	100%	931,000	485,281
Eletronorte	2009	2009	SE Miranda II	BNDES	Corporate	100%	47,531	38,773
Eletronorte	2010	2010	LT and SE São Luis II/São Luis III	BNDES	Corporate	100%	13,653	12,644
Eletronorte	2011	2011	LT Ribeiro Gonçalves/Balsas	BNB (FNE)	Corporate	100%	70,000	69,534
Eletronorte	2011	2011	LT Lechuga/Jorge Teixeira	BASA(FNO)	Corporate	100%	25,720	—
Eletronorte	2010	2010	Norte Brasil Transm. Energ. S.A.	BNDES	SPE	24.50%	72,275	295,000
Eletronorte	2011	2011	Estação Transm Energia S A	BNDES	SPE	100%	505,477	365,000
Eletronorte	2011	2011	Estação Transm Energia S A	BASA (FNO)	SPE	100%	221,789	145,405
Eletronorte	2011	2011	Estação Transm Energia S A	BASA (FDA)	SPE	100%	221,789	—
Eletronorte	2011	2011	Brasventos Eolo – Eólica	Votorantin	SPE	24.5%	12,936	52,800
Eletronorte	2011	2011	Rei dos Ventos 3 – Eólica	Votorantin	SPE	24.5%	5,691	23,230
Eletronorte	2011	2011	Brasventos Miassaba 3 – Eólica	Votorantin	SPE	24.5%	13,713	55,970
Eletronorte	2012	2012	UHE Belo Monte	BNDES	SPE	19.98%	225	1,127,742
Eletronorte	2012	2012	UHE Belo Monte	Promissory Notes	SPE	19.98%	150	752,010
Eletronorte	2012	2012	Manaus Transm. Energia S A	BASA (FNO)	SPE	30%	250,000	252,462
Eletronorte	2012	2012	Manaus Transm. Energia S A	BNDES	SPE	30%	400,000	384,258
Eletronorte	2011	2011	Integração Transmissão Energ. S.A.	BNDES	SPE	37%	100	271,283
Eletronorte	2011	2011	Integração Transmissão Energ. S.A.	ITAÚ	SPE	37%	9	25,212
Eletronorte	2011	2011	Rio Branco Transmissora Energ. S.A.	BASA	SPE	100%	100,000	—
Eletronorte	2011	2011	Rio Branco Transmissora Energ. S.A.	BNDES	SPE	100%	138	—
Eletronorte	2011	2011	Linha Verde Transmissora S.A.	BTG Pactual	SPE	49%	147	300,000
Eletronorte	2011	2011	Transmissora Matogrossense Energ. S.A.	Banco do Brasil	SPE	49%	17	35,000
Eletronorte	2011	2011	Transmissora Matogrossense Energ. S.A.	BASA (FCO)	SPE	49%	39	80,000
Eletrobras	2011	2011	Mangue Seco 2	BNB	SPE	49%	40,951	—
Eletrobras	2011	2011	Belo Monte Fiel Cumplrimento	ANEEL	SPE	15%	156,915	156,915
Eletrobras	2011	2011	Norte Brasil Transm. Energ. S.A.	BNDES	SPE	15%	169	1,127,742
Eletrobras	2011	2011	Norte Brasil Transm. Energ. S.A.	Promissory Notes	SPE	15%	113	752,010

Total							18,269,237	16,022,854

Subsidiary	Year	Year2	Project	Guarantee Balance Eletrobras	Outstanding Balance Projection - End of the Year			To released	End of Guarantee
					2012	2013	2014	After 2014
Chesf	2009	2009	UHE Jirau	13,298	1,664,995	1,606,545	1,524,168	—	1/15/2034
Chesf	2010	2010	Implementation of Transmission Line and Converter Stations referring to Lots “D and F” of ANEEL auction nº 007/2008	1,082	—	—	—	—	9/17/2012
Chesf	2011	2011	Lot C – Auction 004/2008 – LT Oriximiná – Silves – Eng. Lechuga and SEs Itacoatiara and Silves (former Itacoatiara and Cariri)	492	54,225	59,726	65,786	—	12/31/2031
Chesf	2011	2011	Lot C – Auction 004/2008 – LT Oriximiná – Silves – Eng. Lechuga and SEs Itacoatiara and Silves (former Itacoatiara and Cariri)	749	81,847	89,402	97,654	—	12/31/2026
Eletrosul	2009	2009	UHE Jirau	13,298	1,664,995	1,606,545	1,524,168	—	1/15/2034
Eletrosul	2010	2010	Usina Eólica Cerro Chato I	574	63,644	55,258	46,870	—	7/15/2020
Eletrosul	2010	2010	Usina Eólica Cerro Chato II	575	63,644	55,258	46,870	—	7/15/2020
Eletrosul	2010	2010	Usina Eólica Cerro Chato III	670	63,644	55,258	46,870	—	7/15/2020
Eletrosul	2008	2008	LT in 525 kV, with extension of 260 km, between SE of Campos Novos and SE Nova Santa Rita	1,124	100,337	88,408	76,536	—	6/15/2021
Eletrosul	2010	2010	LT Collector Porto Velho – Araraquara 2, nº 2, in CC, +/- 600 kV	752	—	—	—	—	4/15/2012
Eletrosul	2011	2011	SE Collector Porto Velho in 500/230	2,750	273,058	255,614	238,177	—	8/15/2028
Eletrosul	2009	2009	UHE Mauá – Direct	897	84,552	78,963	73,372	—	1/15/2028
Eletrosul	2009	2009	UHE Mauá – Indirect	898	84,581	78,990	73,397	—	1/15/2028
Eletrosul	2008	2008	UHE Passo São João	1,869	177,913	164,850	151,781	—	7/15/2026
Eletrosul	2006	2006	LT, second circuit, between SE’s of Campos Novos and Blumenau, extension 359 km, 525 kV	315	27,048	22,860	18,666	—	5/15/2019
Eletrosul	2006	2006	LT, second circuit, between SE’s of Campos Novos and Blumenau, extension 359 km, 525 kV	315	27,007	22,804	18,599	—	5/15/2019
Eletrosul	2006	2006	LT 525 kV, extension 359 km, Campos Novos – Blumenau	639	54,798	46,270	37,738	—	5/15/2019
Eletrosul	2008	2008	Reinforcement (expansion) of LT Campos Novos – Blumenau (Circuit 2), through construction of SE Biguaçu of 525 kV	526	46,868	41,196	35,522	—	3/15/2021
Eletrosul	2011	2011	UHE São Domingos	1,020	207	193	180	—	6/15/2028
Furnas	2010	2010	Santo Antônio Energia S.A	27,467	3,006,832	3,268,608	3,297,985	8,221	3/15/2034
Furnas	2009	2009	Santo Antônio Energia S.A	2,137	223,279	234,199	244,057	—	3/10/2034
Furnas	2010	2010	Foz do Chapecó Energia S.A.	8,191	737,854	686,967	636,081	—	9/15/2027
Furnas	2011	2011	Cia. De Transmissão Centroeste de Minas	133	11,856	10,539	9,221	—	4/15/2023
Furnas	(*)	??	Serra do Facão Energia S.A.	2,940	268,950	250,294	231,639	—	6/15/2027
Furnas	2010(**)	2010	Interligação do Madeira S.A.	1,082	—	—	—	—	9/17/2012
Furnas	2011(**)	2011	Interligação do Madeira S.A.	345	—	—	—	—	9/17/2012
Furnas	2011	2011	Interligação do Madeira S.A.	1,065	—	—	—	—	9/15/2012
Furnas	2011(***)	2011	Goiás Transmissão S.A.	157	—	—	—	—	2/27/2012
Furnas	2011(***)	2011	Goiás Transmissão S.A.	98	—	—	—	—	12/1/2031
Furnas	2011(***)	2011	MGE Transmissão S.A.	108	—	—	—	—	2/27/2012
Furnas	2011	2011	Transenergia São Paulo S.A.	124	19,420	17,999	16,578	—	8/15/2026
Furnas	2010(***)	2010	Transenergia Renovável S.A.	606	—	—	—	—	6/15/2012
Furnas	2011(***)	2011	Brasventos Eolo Geradora de Energia S.A.	129	—	—	—	—	5/30/2012
Furnas	2011(***)	2011	Brasventos Miassaba Geradora de Energia S.A.	137	—	—	—	—	5/30/2012
Furnas	2011(***)	2011	Rei dos Ventos 3 Geradora de Energia S.A.	57	—	—	—	—	5/30/2012
Eletronuclear	2011	2011	Angra 3	5,524	3,561,738	5,516,695	6,728,887	344,766	6/15/2036
Eletronorte	2004	2004	UHE Tucuruí	4,853	383,542	281,803	180,064	—	9/15/2016
Eletronorte	2009	2009	SE Miranda II	388	34,994	31,215	27,436	—	11/15/2024
Eletronorte	2010	2010	LT and SE São Luis II/São Luis III	126	11,741	10,837	9,934	—	11/15/2024
Eletronorte	2011	2011	LT Ribeiro Gonçalves/Balsas	695	69,534	67,610	67,876	—	6/3/2031
Eletronorte	2011	2011	LT Lechuga/Jorge Teixeira	—	25,720	24,246	22,639	—	1/10/2029
Eletronorte	2010	2010	Norte Brasil Transm. Energ. S.A.	2,950	—	—	—	—	4/15/2012
Eletronorte	2011	2011	Estação Transm Energia S A	3,650	505,477	—	—	—	11/30/2028
Eletronorte	2011	2011	Estação Transm Energia S A	1,454	221,789	—	—	—	7/30/2031
Eletronorte	2011	2011	Estação Transm Energia S A	—	221,789	—	—	—	5/30/2031
Eletronorte	2011	2011	Brasventos Eolo – Eólica	528	52,800	—	—	—	5/28/2012
Eletronorte	2011	2011	Rei dos Ventos 3 – Eólica	232	23,230	—	—	—	5/28/2012
Eletronorte	2011	2011	Brasventos Miassaba 3 – Eólica	560	55,970	—	—	—	5/28/2012
Eletronorte	2012	2012	UHE Belo Monte	11,277	—	—	—	—	5/15/2012
Eletronorte	2012	2012	UHE Belo Monte	7,520	—	—	—	—	6/9/2012
Eletronorte	2012	2012	Manaus Transm. Energia S A	2,525	278,077	306,289	337,365	320,591	12/31/2031
Eletronorte	2012	2012	Manaus Transm. Energia S A	3,843	439,062	407,700	376,339	344,977	12/31/2026
Eletronorte	2011	2011	Integração Transmissão Energ. S.A.	2,713	240,688	210,093	179,498	148,903	10/31/2020
Eletronorte	2011	2011	Integração Transmissão Energ. S.A.	252	10,000	—	—	—	7/5/1905
Eletronorte	2011	2011	Rio Branco Transmissora Energ. S.A.	—	—	—	—	—	7/18/2012
Eletronorte	2011	2011	Rio Branco Transmissora Energ. S.A.	—	138,000	—	—	—	12/31/2026
Eletronorte	2011	2011	Linha Verde Transmissora S.A.	3,000	—	—	—	—	6/27/2012
Eletronorte	2011	2011	Transmissora Matogrossense Energ. S.A.	350	35,000	35,000	—	—	5/22/2012
Eletronorte	2011	2011	Transmissora Matogrossense Energ. S.A.	800	80,000	—	—	—	2/1/2025
Eletrobras	2011	2011	Mangue Seco 2	—	41	40,951	0	—
Eletrobras	2011	2011	Belo Monte Fiel Cumplrimento	1,569	109,841	109,841	109,841	109,841	4/30/2019
Eletrobras	2011	2011	Norte Brasil Transm. Energ. S.A.	11,277	—	—	—	—	5/15/2012

Eletrobras	2011	2011	Norte Brasil Transm. Energ. S.A.	7,520	—	—	—	—	6/9/2012

Total				160,229	15,300,583	15,839,026	16,551,791	1,277,298

The Company includes the fair value of the Company’s guarantees, to the extent that funds under the loans guaranteed by the Company have been released by the funding banks, under “Non-Current Liabilities” as shown below:

Accrued Amount
Guarantee Owed on 12/31/2010	79,776
Charges	80,452

Guarantee Owed on 12/31/2011	160,228

a) UHE Simplício – This electric power generation facility will have an installed generation capacity of 337.7 MW. Furnas holds 100% of the interests in the project and the Company’s guarantee covers 100% of the financing.

b) UHE Mauá – This electric power generation facility, with an installed capacity of 361MW, is to be built and operated by a partnership between Eletrosul (49%) and Copel (51%). BNDES has approved two loans for this hydroelectric power plant (UHE) – one direct and one indirect. The Company’s guarantee covers 49% of the loans.

c) UHE Jirau – SPE Energia Sustentável do Brasil was established by Eletrosul, CHESF, GDF Suez Energy and Camargo Corrêa to build and operate this electric power generation facility with an installed capacity of 3,450MW. BNDES approved two loans for this project – one direct and one indirect – via on-lending banks and payable in 240 months. The Company guarantees the interest of each of its subsidiaries – Eletrosul (20%) and CHESF (20%).

d) UHE Santo Antônio - SPE Santo Antônio Energia was established by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia – FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda and Andrade Gutierrez Participações S/A to build and operate this electric power generation facility with an installed capacity of 3,150 MW. The Company is the intervening consenting party in the loans from BNDES and Banco da Amazônia, but its guarantee is limited to Furnas’s interest in the project (39%).

e) UHE Foz do Chapecó – SPE Foz do Chapecó Energia was established by Furnas to build and operate this electric power generation facility with an installed capacity of 855MW. The Company is the guarantor of contractual instruments with BNDES to the extent of Furnas’s interest in the SPE (40%).

f) UHE Baguari – This electric power generation facility is a corporate project of Furnas with 140MW of installed capacity. The Company is the guarantor of 15% of a loan from BNDES.

g) UHE Serra do Facão – SPE Serra do Facão was established by Furnas (49.5%), Alcoa Alumínio S.A. (30.5%), DME Energética (10%) and Camargo Corrêa Energia S.A (10%) to build and operate this electric power generation facility with an installed capacity of 210MW. The guarantee provided by the Company on the loan with BNDES covers Furnas’s interest in the project.

h) Eólicas Cerro Chato I, II and III – SPE’s Eólicas Cerro Chato I, II and III were established by Eletrosul (90%) and Wobben (10%) to build and operate these electric power generation facilities with an installed capacity of 30MW each. Eólicas Cerro Chato provided 80% of the financing, which is payable over 10 years following a 2 year grace period. The Company’s guarantee covers 90% of the loan on this project.

i) Norte Brasil Transmissora de Energia – An SPE was established by Eletronorte (24.5%) and Eletrosul (24.5%) for the purpose of building, operating and maintaining the transmission line from Porto Velho to Araraquara with a length of 2,375 km.

j) Manaus Transmissora de Energia – An SPE was established by Eletronorte (30%) and Chesf (19.5%) to build and operate four substations and one transmission line of 586 km (LT Oriximiná/Itacoatiara/Cariri). The Company is the guarantor of two loans on this project (BASA and BNDES).

k) Mangue Seco 2 – An SPE was established by the Company (49%) and Petrobras (51%) to build and operate three wind power plants in the city of Guararé, state of Rio Grande do Norte. In this project, the guarantee provided by the Company is proportional to its interest in the project.

l) UHE Batalha – This electric power generation facility is a corporate project of Furnas with a generating capacity of 52.5MW. The Company is the guarantor of the BNDES loan on this project.

m) RS Energia – Guarantee to Eletrosul in the loan with BNDES and on-lending Banks upon purchase of equity interest from the companies Schahin Engenharia S/A and Engevix Engenharia S/A in the transmission companies. Eletrosul holds 100% interest in RS.]

n) IE Madeira - SPE Interligação Elétrica do Madeira was established by Furnas (24.5%) and Chesf (24.5%). In this project, the Company is counter-guaranteeing the bank guarantee contracts to collateralize the short-term loan from BNDES in proportion to the equity interest of its subsidiaries in the project. The Company is also guaranteeing a separate short-term loan from BNDES in proportion to the equity interest of its subsidiaries in the project.

o) UHE Belo Monte - SPE Norte Energia was established by Chesf (15%), Eletronorte (19.98%) and the Company (15%), in addition to other partners, to build and operate this electric power generation facility with an installed capacity of 11,233 MW The Company is guaranteeing the liabilities of the SPE to the insurance company JMALUCELLI under the insurance contract between the SPE and JMALUCELLI. The Company is also guaranteeing a short-term loan from BNDES.

p) Angra III – The Company is the guarantor of the loan from BNDES to Electronuclear for the construction of UTN Angra III.

NOTE 22 – DEBENTURES

The following table sets forth the Company’s balance of debentures payable as of December 31, 2011:

Interest Rate	Maturity	12/31/2011	12/31/2010
106.5% CDI	09/15/2012	210,984	—
IPCA +6.5% pa	09/30/2012	279,387	245,802
IPCA +6.5% pa	12/30/2012	248,866	218,932
IPCA +6.5% pa	09/30/2013	279,410	245,802

		1,018,647	710,536

The amount of R$210,984 includes (1) the issue of 420 debentures, single series, to mature on September 15, 2012, with 106.5% CDI interest rate and unit value of R$1,000 each, conducted by SPE Interligação Elétrica do Madeira S.A.; (2) the issue of 400 debentures on September 15, 2011; and (3) the issue of 20 debentures on October 3, 2011. The Company expects to repay these debentures in full with proceeds from the Company’s long-term loan with BNDES.

The amount of R$807,663 refers to the issue of 1,500,000,000 non-convertible debentures between investee SPE Madeira Energia; the Investment Fund of Government Severance Indemnity Fund for Employees (FI-FGTS) as debenture holder; OPI, CNO, Andrade Gutierrez Participações S.A., Fundo de Investimento em Participações Amazônia Energia, FURNAS and Cemig Geração e Transmissão S.A. as intervening parties; and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as fiduciary agent and debenture holder agent. The proceeds from this debenture will partly fund the construction of UHE Santo Antônio and its related transmission system.

NOTE 23 – COMPULSORY LOAN

The Compulsory Loan relating to consumption of electric power was enacted by Law No. 4.156/1962 with the objective of generating funds for the expansion of the Brazilian energy sector, and was subsequently superseded by Law No. 7.181 of December 20, 1983, which provided December 31, 1993 as the deadline for collection.

During the first phase of this Compulsory Loan, which ended with the enactment of Decree-Law No. 1.512/1976, the tax collection included a number of classes of energy consumers and contributors’ funds were represented by bearer bonds issued by Eletrobras.

During the second phase, which began with provisions contained under Decree-Law No. 1.512/1976, the Compulsory Loan was imposed only on industries with monthly energy consumption exceeding 2,000 kWh, and contributors’ funds were no longer represented by bonds, but only recorded in book-entry form by Eletrobras.

The remaining Compulsory Loan balance, after the 4th conversion into shares on April 30, 2008, related to the 1988-2004 credits, and is currently recorded under current and non-current liabilities, maturing as of 2008, and accruing annual interest of 6%, including monetary adjustment based on the IPCA-E variation and corresponding to R$227,174 (December 31, 2010 - R$157,616), of which R$211,554 is non-current (December 31, 2010 – R$141,425).

I - Bearer bonds issued by Eletrobras

The bearer bonds issued pursuant to the Compulsory Loan are not marketable securities, not traded on stock exchanges, not quoted and unenforceable. As such, Eletrobras’ Management does not consider the Company to have outstanding debentures in relation to these bearer bonds.

Law No. 4.156/1962 required Eletrobras to issue these bearer bonds. Accordingly, it was neither a decision made by Eletrobras or its bondholders to issue the bonds. The Brazilian Securities Commission (CVM)

Board’s decision rendered in the administrative proceeding CVM RJ 2005/7230, filed by holders of these bonds, held that “the bonds issued by Eletrobras as a result of Law No. 4.156/1962 may not be deemed as securities.”

CVM also found that there was no irregularity in the procedures adopted by Eletrobras concerning its financial statements referring to these bonds nor in the reporting of any related lawsuits. The CVM further held that bearer bonds issued during the first phase of the Compulsory Loan cannot be considered debentures.

The unenforceability of these bearer bonds was further established by decisions of the Superior Court of Justice, which reiterated the understanding that the bearer bonds are time-barred and cannot be used as guarantee for tax foreclosures. In addition, Article 4, Paragraph 11 of Law No. 4.156/1962 and Article 1 of Decree No. 20.910/1932 provides that the bearer bonds are unenforceable, which was later confirmed by the Superior Court of Justice in their newsletter 344, stating that these bonds cannot be used as a guarantee for tax foreclosures because they are illiquid and not debentures.

NOTE 24 – FUEL CONSUMPTION ACCOUNT - CCC

The Fuel Consumption Account (CCC), created pursuant to Decree 73,102, of November 7, 1973, is a government sponsored program aimed at subsidizing thermoelectric generation in isolated systems located primarily in the northern region of Brazil.

Under Law No. 8.631 of March 4, 1993, the Company collects the required tax payments made by the electricity public utility concessionaires for credit in the CCC, which correspond to annual quotas of fuel expenses required in generating electricity. The amounts presented in current assets against current liabilities correspond to available funds maintained in a restricted bank account and to quotas not paid by the concessionaires.

Law No. 12.111 of December 9, 2009 changes the assumptions to contract electricity and receiving subsidies, including for isolated locations, to be interconnected in a close future. Therefore, provisions contained therein are effective as of June 30, 2009, as per ANEEL Resolution 427 dated February 22, 2011, in order to allow the Concessionaires, during the period of transition to the National Interconnected System – (SIN), to maintain the same subsidies. With this measure, these companies will receive equal treatment given to SIN concessionaires when the current model was created.

The purpose of Law No. 12.111/2009 is reimbursing the electricity generation costs in Isolated Systems, including costs related to contracting electricity and power associated to own generation to supply the electricity distribution public utility, charges of the electricity sector and taxes and also investments made, which shall occur through the Fossil Fuel Consumption Account – CCC.

NOTE 25 – TAXES AND SOCIAL CONTRIBUTIONS – LIABILITIES

	12/31/2011	12/31/2010
Income Tax	329,024	400,167
Social Contribution	187,928	252,752
Deferred Income Tax and Social Contribution	1,161,598	513,327
PASEP and COFINS	219,257	153,256
ICMS	124,662	70,267
PAES / REFIS	833,469	930,552
INSS	79,105	—

Total	2,935,043	2,320,321

Current liabilities	1,032,521	1,102,672

Non-current liabilities	1,902,522	1,217,649

	12/31/2011		12/31/2010
	Income Tax	Social Contribution	Income Tax	Social Contribution
Income (loss) before income tax and social contribution	4,860,080	4,860,080	4,047,250	4,047,250
Losses on subsidiaries that do not record deferred tax assets	891,499	891,499	1,411,911	1,411,911

Adjusted basis	5,751,579	5,751,579	5,459,161	5,459,161

Total income tax and social contribution calculated at the rates of 25% and 9%, respectively	1,437,895	517,642	1,364,790	491,324

Effects of additions and (exclusions):
Dividend revenue	(172,341)	(62,043)	(150,217)	(54,078)
Equity accounting	(120,696)	(43,450)	(167,439)	(60,277)
Provision for interest on capital	(485,361)	(174,729)	(92,689)	(33,368)
Investment losses	—	—	—	—
Provision for reduction to market value	67,964	24,467	165,410	59,548
Other additions (exclusions)	386,603	39,921	340,561	16,510
Fiscal incentive	(317,812)	—	(385,809)	—

Total income tax and social contribution expense (Revenue)	796,252	301,809	1,074,606	419,659

a) Tax Incentives – SUDENE

Provisional Measure 2.199-14 of August 24, 2001, amended by Law No. 11.196 of November 21, 2005, authorizes companies in the northeast region of Brazil with infrastructure projects considered by the government as a priority for regional development, to reduce their income tax obligations in relation to investments in installation, expansion, modernization, or diversification projects.

In 2008, the subsidiary Chesf was entitled to reduce by 75% its income tax, calculated based on the exploration profit. Such incentive was granted until 2017.

In 2011, tax incentives mentioned above amounted to R$317,812 (R$385,809 on December 31, 2010), which the Company recorded in the income statement for the year as a reduction of income tax, in compliance with the Technical Pronouncement IAS 20.

b) Special Installment Program - PAES

The subsidiaries Furnas, Eletrosul, Eletronorte, Amazonas Energia, and Distribuição Alagoas opted for refinancing their tax debts. The financing term is limited to 180 months and the outstanding balance is adjusted by the long-term interest rate – TJLP and SELIC.

NOTE 26 – REGULATORY FEES

	CONSOLIDATED
CURRENT	12/31/2011	12/31/2010
a) Global Reversion Reserve - RGR	181,868	113,103
b) CCC/CDE	63,249	53,896
c) Financial Compensation - Water Resources	584,816	390,792
d) ANEEL Inspection Fee	11,116	5,547
e) PROINFA	60,643	20,902

	901,692	584,240

a) Global Reversion Reserve – RGR

The financial contributions required to fund the RGR is a responsibility of the electric power public utility concessionaires, which are required to contribute a quota, the Reversion and Appropriation of Electricity Services quota, of up to 2.5% of the concessionaires’ and licensees’ investments, which is limited to 3% of annual revenues. The quota value is calculated as a service cost of the concessionaries.

The concessionaires pay their RGR annual quotas to the Fund, which is not controlled by Eletrobras, by means of a restricted bank account managed by Eletrobras as set out Law No. 5.655/1971. As previously noted in Note 21, the funds in the restricted bank account are not reflected in the Company’s financial statements because RGR is an independent entity from Eletrobras.

b) Fuel Consumption Account - CCC

As previously described in Note 24, Law No. 12.111 of December 9, 2009, aims to subsidize part of the electricity generation costs in isolated systems, including costs related to electric power generation and distribution, through the collection of taxes and investments for the Fuel Consumption Account – CCC in the interconnected system of electric power distribution. The total cost of electric power generation to meet the isolated systems includes: the costs of energy and related power; distribution costs, including machinery rental, energy imports and electric power transmission; investments made in electric power generation; the price of electricity services rendered in remote regions, including installation, operation and maintenance of decentralized generation system with associated networks; and the contracting of capacity reserve to ensure supply of electricity. Unrecovered charges and taxes are also included.

The financial contributions required to fund the CCC derive from the collection of quotas by distribution companies, licensees and transmission companies throughout the country, at the proportion and amounts determined by ANEEL. As of the enactment of Law nº 12.111/2009, the date for the end of activities of this sector fund is no longer estimated and its management does not affect the Company’s results.

c) Energy Development Account - CDE

The Energy Development Account (CDE) aims to promote the development of projects to provide nationwide electricity services in Brazil. It is a subsidy program for low-income consumers that seeks to expand the natural gas network in order to serve states without a pipe network.

Created on April 26, 2002, CDE has a 25-year duration period and is managed by Eletrobras, in compliance with a schedule prepared by the Ministry of Mines and Energy. The CDE also does not affect the Company’s results.

CDE is also used to ensure the competitiveness of energy produced from alternative sources (wind power, small hydroelectric power plants and biomass-based power plants) and domestic mineral coal.

d) PROINFA

The federal government Program for the development of projects to diversify Brazil’s energy matrix and promotion of electric power alternative sources enacted by Law 10.438 of April 2002 (PROINFA) is managed by the Company and seeks regional solutions for the use of energy renewable sources.

PROINFA estimates the operation of 144 power plants, summing up 3,299.40 MW of installed capacity. The program’s power plants account for the generation of approximately 12,000 GWh/year – an amount capable of supplying 6.9 million households and corresponding to 3.2% of Brazil’s total annual consumption. The 3,299.40 MW contracted are divided into 1,191.24 MW deriving from 63 small hydroelectric power plants (PCHs), 1,422.92 MW from 54 wind power plants and 685.24 MW from 27 biomass-based power plants. Eletrobras has contractually committed to providing this level of electric energy for 20 years. The operations within the scope of PROINFA do not affect the Company’s results.

PROINFA also aims to reduce the emission of greenhouse gases to 2.8 million tonnes of CO2/year by including clean sources in the production of the country’s electricity.

e) Financial Compensation through the Utilization of Water Resources

The Financial Compensation through the Utilization of Water Resources for the purposes of electric power generation was enacted by the Federal Constitution of 1988 and refers to a required percentage that hydroelectric power concessionaires must pay for the utilization of water resources. ANEEL manages the collection and distribution of resources among the beneficiaries: states, municipalities and entities directly managed by the federal government.

As set forth by Law 8,001/90, amended by Laws 9,433/97, 9.984/00 and 9,993/00, 45% of funds are allocated to municipalities encompassed by UHE’s reservoirs, while the states are entitled to another 45%. The federal government retains the remaining 10%. Companies that generate electric power and are characterized as small hydroelectric power plants (PCHs), are exempt from paying financial compensation.

The concessionaires pay 6.75% of energy produced as Financial Compensation.

f) Inspection Fee and Electricity Services

Electricity Services Inspection Fee was created by Law nº. 9.427 of December 26, 1996 and regulated by Decree nº. 2.410 of November 28, 1997, with the purpose of creating revenue from the Electricity Regulatory Agency to cover administrative and operating expenses.

TFSEE corresponds to 0.5% of economic value added by each concessionaire, licensee or authorized company, for independent production or self-production, in the exploration of electricity services and facilities.

TFSEE has applied since January 1, 1997, and is annually determined by ANEEL and paid in 12 monthly quotas.

NOTE 27 – SHAREHOLDERS’ REMUNERATION

Current	12/31/2011	12/31/2010
Interest on capital for the year	1,066,951	370,755
Dividends not claimed	109,398	167,211
Retained dividends from previous years	3,147,364	2,802,058

	4,323,713	3,340,024
Non-current
Retained dividends from previous years	3,143,222	5,601,077

Total	7,466,935	8,941,101

I – Related to the Year

The Company’s Bylaws set forth a mandatory minimum dividend of 25% of the net income, adjusted in accordance with the Brazilian Corporation Law, observing the minimum remuneration for Classes A and B preferred shares of 8% and 6%, respectively, of the share capital related to these types and classes of shares, providing for the possibility to pay interest on capital – JCP.

The table below presents the adjusted net income and the amount of the mandatory minimum remuneration, in the form of JCP imputed in the minimum dividend, pursuant to applicable law, as well as the total remuneration offered to the shareholders, to be approved at the Annual General Meeting:

12/31/2011
Net income for the year	3,732,565
(-) Legal Reserve	(186,628)

= Calculation basis	3,545,936
Statutory minimum dividend (25%)	886,484
(+) Realization of Revaluation Reserve	20,423

= Minimum dividends	906,907
Remuneration offered to shareholders
Interest on capital (imputed to dividends)	906,907
Withholding income tax offset	160,044

1,066,951
Additional dividends	706,017

Total remuneration to shareholders	1,772,968

In 2011, Eletrobras recorded interest on capital – JCP, amounting to R$1,066,951 (R$370,755 in 2010) as full remuneration to shareholders, attributed to the dividends for that year, according to the statutory provisions, whose remuneration per share was as follows:

Remuneration per share – (in R$)		12/31/2011	12/31/2010
Common shares	2.5160% of capital (2010 -3.60%)	0.58	0.83
Preferred shares – class A	9.4118 % of capital (2010 - 9.41%)	2.17	2.17
Preferred shares – class B	7.0588% of capital (2010 -7.06%)	1.63	1.63

According to the prevailing tax laws, withholding income tax is levied on the remuneration proposed for shareholders as interest on capital.

The adjustment covers the period from January 1, 2012 until the date of the actual commencement of the remuneration payment, this date to be determined at the Annual General Meeting, at which time the financial statements and the proposed allocation of this year’s results are examined. The part related to monetary restatement, calculated by the SELIC rate according to the effective legislation, is subject to withholding income tax.

In accordance with the resolutions of the 51st Annual General Meeting held on April 30, 2011, payment of shareholders’ remuneration for the year 2010 began on May 18, 2010.

II – Dividends Retained from Previous Years

The Board of Directors of the Company resolved in January 2010, that the payment of the Undistributed Dividends Special Reserve balance would be distributed in four annual installments starting in 2010.

Individuals and companies holding shares of Eletrobras as of January 29, 2010, are entitled to receive the referred payment. The remaining amounts to be settled include those in June 2012 and June 2013, amounting to R$6,290,586 (R$8,403,135 at December 31, 2010).

Credits are yielded by SELIC rate variation until the date of effective payment of each installment and withholding tax is levied over this yield in compliance with applicable law.

III – Lapsed Dividends

The balance of shareholders’ remuneration, stated under current liabilities, includes the amount of R$109,398 (R$167,211 at December 31, 2010) related to remunerations not claimed for 2008, 2009 and 2010. The remuneration related to 2007 and previous years became time-barred, according to the Company’s Bylaws.

NOTE 28 – ACCOUNTS PAYABLE TO BRAZIL’S FEDERAL TREASURY

	CURRENT		NON-CURRENT
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Acquisition of CEEE-GT and CEEE-D shares	101,448	85,904	144,753	234,313
Other	7,602	6,866	10,923	16,172

	109,050	92,770	155,676	250,485

NOTE 29 – POST- EMPLOYMENT BENEFITS

The companies in the Eletrobras System sponsor pension plans and health plans for their employees, as well as post-employment life insurance in certain instances. These benefits are classified as defined benefits (DB) and defined contribution (DC).

Due to the decentralized structure of the Eletrobras System, each segment sponsors its own package of employee benefits. In general, the Group offers its current and future retirees and their dependents benefits, such as pension, health care and post-employment life insurance, as set forth in the table below:

Types of post-employment benefits sponsored by Eletrobras System companies

	Pension Plans			Other post-employment benefits
Company	Defined Benefit Plan	Settled Plan	Defined Contribution Plan	Life Insurance	Health Plan
Eletrobras	X		X	X
Amazonas	X		X
Boa Vista	X		X		X
Ceal	X		X		X
Cepisa	X
Ceron			X
CGTEE	X
Chesf	X	X	X	X
Eletroacre			X
Eletronorte	X		X	X	X
Eletronuclear	X			X	X
Eletrosul	X		X		X
Furnas	X		X	X	X
Itaipu BR	X			X	X
Itaipu PY	X			X	X

With the adoption of the standards set forth by IAS 19 (Employee Benefits), the Company’s Management decided to change the accounting policy for recognition of actuarial gains and losses, by adopting, since January 1, 2009, the policy of immediate recognition in the period when actuarial gains and losses are incurred, directly in Other Comprehensive Income, as allowed by item 93A of IAS 19 (Employee Benefits).

The tables included below present the reconciliation of the present value of the defined benefit obligations and the fair value of the assets with amounts registered in the balance sheet for pension benefits and for other post-employment benefits. The consolidated results of the Eletrobras Group are presented as follows. The valuation date for each year is December 31.

a) Conciliation of pension plan liabilities and other benefits

Table 1a - Pension benefit plans - Amounts recognized in the balance sheet and in the income statement of the year	2011	2010
Present value of the actuarial obligations partially or fully covered	21,094,165	18,435,641
Fair value of the plan assets (-)	(22,091,512)	(20,382,068)
Compensation of quotas – DC Plan (*)	283,863	362,950

Present value of the obligations exceeding the fair value of the assets	(713,484)	(1,583,477)
Maximum amount of actuarial asset subject to recognition in the end of the year (-)	—	—
Actuarial debt between sponsor and plan	815,598	1,172,135
Financial debt between sponsor and plan	111,006	119,833

Liability/(asset) of post-employment benefits	1,838,409	1,656,415

Current service cost	235,694	313,682
Interest cost on actuarial liabilities	1,788,036	1,436,169
Expected participant’s contributions (-)	(317,876)	(234,853)
Expected return of the assets (-)	(2,116,135)	(1,494,994)

Actuarial expense/(Revenue) recognized in the year	(410,281)	20,004

Adjustment of financial debt outstanding balance in the year	10,431	25,563
Amortization of financial debt in the year	(21,172)	(22,135)

Expense/(Revenue) recognized in the year	(10,741)	3,428

(*)	In the transition from DB to DC plan, incentives were considered as compensation of quotas.

Table 1.b – Other post-employment benefits – Amounts recognized in the balance sheet and in the income statement of the year	2011	2010
Present value of unfunded actuarial liabilities	869,525	741,116
Fair value of the plan assets (-)	—	—

Present value of the obligations exceeding the fair value of the assets	869,525	741,116
Maximum amount of actuarial asset subject to recognition in the end of the year (-)	—	—
Actuarial debt between sponsor and plan	—	—
Financial debt between sponsor and plan	—	—

Value of the liability/(asset) of post-employment benefits	869,525	741,116

Current service cost	235,694	313,682
Interest cost on actuarial liabilities	1,788,036	1,436,169
Expected participant’s contributions (-)	(317,876)	(234,853)
Expected return of the assets (-)	(2,116,135)	(1,494,994)

Expense/(Revenue) recognized in the year	(410,281)	20,004

Adjustment of financial debt outstanding balance in the year	—	—
Amortization of financial debt in the year	—	—

Financial expense/(revenue) recognized in the year	—	—

b)	Disclosure of Pension Benefits

Consolidated results of pension benefits – reconciliation of the present value of the defined benefit liabilities:

Table 2.a – Pension benefit plans – Changes in the present value of actuarial liabilities	2011	2010
Value of actuarial liabilities at the beginning of the year	18,435,641	15,673,398
Current service cost	235,694	313,682
Interest on actuarial liabilities	1,788,036	1,436,169
Benefits paid in the year (-)	(1,025,614)	(898,467)
Compensation of quotas – DC Plan	602,934	1,407,574
(Gain)/Loss from actuarial liabilities	1,057,474	503,284

Present value of actuarial liabilities at the end of the year	21,094,165	18,435,641

Consolidated results from pension benefits – reconciliation of the fair value of the assets of the plans:

Table 2.b – Pension benefit plans – Changes and details of the fair value of the assets	2011	2010
Fair value of the assets in the beginning of the year	20,382,068	16,134,950
Benefits paid during the year (-)	(1,025,614)	(898,467)
Participant’s contributions paid during the year	303,565	234,853
Employer’s contributions paid during the year	360,790	263,841
Compensation of quotas – DC Plan	230,205	1,775,258
Expected return on assets in the year	2,114,589	1,494,994
(Gain)/Loss from the assets of the plan	274,092	(1,376,639)

Fair value of the assets at the end of the year	22,091,512	20,382,068

Effective return of the assets in the year	1,842,043	2,871,634

Consolidated results from pension benefits – Amounts recognized in Other Comprehensive Income:

Table 2.c – Pension benefit plans – Changes in Other Comprehensive Income - OCI	2011	2010
Accumulated amount in OCI at the end of the year	671,839	529,992
Total actuarial (gain)/loss of the year	1,351,712	(873,355)
Changes in the effect of the limit for asset recognition in the period	(56,112)	1,283,174
Net variation of actuarial debt in the year	(585,418)	(118.575)
Adjustments due to recognition of debts	(8,161)	18,849

Accumulated amount in OCI at the end of the year	1,373,860	840,085

c)	Disclosure of Other Post-Employment Benefits

Consolidated results of other post-employment benefits – reconciliation of the present value of the defined benefit liabilities:

Table 3.a – Other post-employment benefits – Changes in the present value of actuarial liabilities	2011	2010
Value of actuarial liabilities in the beginning of the year	741,116	828,777
Current service cost	64,433	13,273
Interest on actuarial liabilities	65,865	44,474
Benefits paid in the year	(58,226)	(8,414)
(Gain)/Loss from actuarial liabilities	56,337	(148,573)

Present value of actuarial liabilities at the end of the year	869,525	741,116

Consolidated results of other post-employment benefits – reconciliation of the fair value of the defined benefit liabilities:

Table 3.b - Other post-employment benefits – Changes in Other Comprehensive Income - OCI	2011	2010
Accumulated value in OCI at the end of the year	615,840	752,834
Total actuarial (gain)/loss calculated in the year	56,337	(148,573)
Changes in the effect of the limit for asset recognition in the period	—	—
Net variation of actuarial debt in the year	—	—
Effect of the adoption of IAS 19 registered in OCI	—	11,579
Adjustments due to recognition of debts	—	—

Accumulated amount in OCI at the end of the year	672,177	615,840

Table 4.a - Pension benefit plans – Track record of plans result	2011	2010
Present value of the actuarial obligations partially or fully covered	21,094,165	18,435,641
Fair value of the plan assets (-)	(22,091,512)	(20,382,068)
Quotas to offset – DC Plan	283,863	362,950

Plans result	(713,484)	(1,583,477)

(Gain)/Loss from actuarial liabilities	1,057,474	503,284
(Gain)/Loss in % of obligation	5.0%	2.7%

(Gain)/Loss from the Plan assets	274,092	(1,376,639)
(Gain)/Loss in % of equity	-1.2%	6.8%

Table 4.b - Other post-employment benefits – Track record of plans result	2011	2010
Present value of the actuarial obligations partially or fully covered	869,525	741,116
Fair value of the plan assets (-)	—	—

Plans result	869,525	741,116
(Gain)/Loss from actuarial liabilities
(Gain)/Loss in % of obligation	0.0%	0.0%

d)	Actuarial Assumptions

The actuarial assumptions presented below were used in the calculation of the defined benefit liability and expense for the year.

Assumptions	12/31/2011	12/31/2010
Actuarial annual actual discount rate net of inflation	5.38% to 5.61%	5% to 6%
Projected annual actual inflation rate	4.50%	4.50%
Annual actual rate of return on assets (1)	10.1% to 10.4%	9.73% to 10.77%
Annual actual rate of salary increase	2.00%	2.00%
Annual actual rate of benefits increase	0.00%	0.00%
Capacity factor	100%	100%
Turnover	0.00%	0.00%
General mortality	AT-2000	AT-83
Mortality of disabled people	AT-83	AT-83
Inclusion in disability	LIGHT weak	LIGHT weak
Percentage of married people	95%	95%
Age difference M-F	4 years	4 years

(1)	it represents the maximum and minimum rates of return on plan assets.

e)	Effects of a one percentage point variation in the trend rates of health costs

The following table presents the effects in the present value of the defined benefit liability and in current service costs and interest costs arising from the increase and decrease of one percentage point in the trend rate of health costs.

Changes in trend rates of health costs as of December 31, 2011:

Changes in health costs fees	BOA VISTA	CEAL	Eletronorte	Eletronuclear	Eletrosul	Furnas
Effect on Cost of Service and Interest Rate – 1% Increase (2.0%)	165	226	2,928	773	53	2,730
Effect on Cost of Service and Interest Rate Costs – 1% Decrease (0%)	111	258	2,060	1,120	65	3,889
Effect on defined benefit liability – 1% Increase (2.0%)	793	2,234	19,603	5,236	727	25,977
Effect on defined benefit liability – 1% Decrease (0%)	535	2,553	13,793	7,584	888	36,998

Changes in trend rates of health costs as of December 31, 2010:

Changes in health costs fees	CHESF	Eletronorte	Eletronuclear	Eletrosul	Furnas
Effect on Cost of Service and Interest Rate – 1% Increase (2.0%)	2	6,010	2,916	623	23,985
Effect on Cost of Service and Interest Rate – 1% Decrease (0%)	1	4,526	5,569	577	17,366
Effect on defined benefit liability – 1% Increase (2.0%)	8	40,192	19,439	4,277	163,103
Effect on defined benefit liability – 1% Decrease (0%)	6	29,723	38,386	4,020	117,283

f)	Amounts included in the fair value of the assets of the plans

f.1) As of December 31, 2011

Table 7.a - Asset Category 2011
Immediate Available Amounts	9,543
Pension Realizable	1,437,941
(-) Contracted Debts	(1,027,366)
Investments in Public Securities	5,124,937
Investments in Shares	1,772,567
Investments in Funds	12,474,124
Investments in Real Estate	805,028
Loans and Financing	822,764
Other	1,332,197
Pension Payable (-)	(551,532)
Investment Payables (-)	(108,690)

Total guarantee assets	22,091,511

f.2) As of December 31, 2010

Table 7.b - Asset Category 2010
Immediate Available Amounts	4,362
Pension Realizable	760,603
Investments in Public Securities	3,902,287
Investments in Shares	898,740
Investments in Funds	12,503,304
Investments in Real Estate	428,675
Loans and Financing	760,406
Private Credits and Deposits	662,945
Other	287,140
Pension Payable (-)	(870,313)
Investment Payables (-)	(137,705)

Total guarantee assets	19,200,445

NOTE 30 – PROVISIONS FOR CONTINGENCIES

Eletrobras and its subsidiaries are parties involved in several lawsuits, mainly labor and civil, which are under various stages of judgment.

As of the date of these financial statements, the Company recorded the following provisions for contingent liabilities, by type:

	12/31/2011	12/31/2010
CURRENT
Labor	67,544	80,355
Tax	76,477	105,013
Civil	95,169	63,368
Other	1,000	8,844

	240,190	257,580

NON-CURRENT
Labor	786,040	814,248
Tax	297,721	177,294
Civil	3,265,014	2,672,024
Other	303,401	237,723

	4,652,176	3,901,289

	4,892,366	4,158,869

The Company’s Management adopts the procedure of classifying the lawsuits filed against the Company by risk of loss based on the opinion of its legal advisors, as follows:

provisions are recorded for the lawsuits with a probable unfavorable outcome for the Company;

for the lawsuits with a possible unfavorable outcome for the Company, the corresponding information is disclosed in the notes to the financial statements, if such information relevant; and

for the lawsuits with a remote unfavorable outcome for the Company, only the information that in the discretion of Management is deemed as significant for the full understanding of the financial statements is disclosed in the notes.

Therefore, in order to cover losses, provisions for contingencies are made, deemed by the Management of the Company and subsidiaries, and by their legal advisors, to be sufficient to cover losses in lawsuits, in this fiscal year, as set forth below:

Balance on 12/31/2010	4,158,869

Complement	1,117,846
Reversal	(233,757)
Payments	(150,592)

Balance on 12/31/2011	4,892,366

1 - Main lawsuits filed against the Company, its subsidiaries and SPEs, with chances of probable loss:

1.1 – Civil Actions

1.1.1 – In Eletrobras

The provision for civil contingencies in the parent company, amounting to R$1,446,397 (December 31, 2010 - R$1,290,567), corresponds to lawsuits claiming application of monetary adjustment criteria different from those set forth by the legislation relating to the book-entry credits of the Compulsory Loan established in 1978.

These lawsuits are different from those seeking the redemption of the bearer bonds, currently unenforceable, issued as a result of the Compulsory Loan.

The claims that relate to provisions challenge the system used to calculate the monetary adjustment determined under the Compulsory Loan, which update credits established as of 1978. These credits were fully settled by Eletrobras by means of conversions into shares at the 72nd, 82nd and 142nd Extraordinary Shareholders Meetings of Eletrobras.

Currently, there are approximately 2,278 lawsuits at various court levels and the Company’s Management, supported by its legal advisors, estimates between six and eight years as the average term to resolve definitely the lawsuits in progress.

In a decision issued on August 12, 2009 regarding the Compulsory Loan credits, Brazil’s Supreme Court (STJ) partially granted the appeals filed by Eletrobras, after finding that the credits of 1st and 2nd conversions were time-barred. The Selic rate was also considered not applicable to the principal, bearing interest only as of the date of summons. The conversion of these credits was maintained at the equity value of shares.

As a result of this decision, the calculation assumptions taken into consideration when evaluating the provision takes into account the impact on legal and methodological aspects resulting from the court decision.

Therefore, the Company’s Management maintains a provision of R$1,446,397, corresponding to 100% of the expected losses.

1.1.2 – In Subsidiaries

1.1.2.1 – In the Subsidiary Chesf:

a) Chesf is a plaintiff in a lawsuit pleading (i) the declaration of partial invalidity of an addendum to the turn-key agreement (price analytic adjustment K-factor) in respect of the Xingó hydroelectric power plant, executed with a consortium consisting of Companhia Brasileira de Projetos e Obras – CBPO, CONSTRAN S.A. – Construções e Comércio and Mendes Júnior Engenharia S.A. and (ii) the return of amounts paid, as K-factor, in the approximate amount of R$350,000 in double.

The lawsuit was filed at the federal court but by decision of the Federal Regional Court – 5th Region the lawsuit is to be heard at the Pernambuco State Court. The lawsuit filed by Chesf was deemed groundless. The counterclaim filed by defendants resulted in a favorable decision from the judge of the 12th Civil Court of the Recife District court, which was upheld by the 2nd Civil Chamber of the Pernambuco Court of Justice.

Chesf and the federal government, Chesf’s co-plaintiff in this lawsuit, lodged special and extraordinary appeals, challenging the decision rendered in the main proceeding and the counterclaim filed by the defendants, which may annul it. In August 2010, the Superior Court of Justice granted relief to a special appeal filed by Chesf, reducing the amount in controversy. The Superior Court of Justice rejected the other special appeals lodged by Chesf and the federal government, thus upholding the decision of the Pernambuco Court of Justice, which deemed as groundless the declaratory judgment action filed by Chesf and granted relief to the counterclaim filed by the defendants. The parties can still appeal these decisions.

The award amount was determined at R$842,469 and. Chesf lodged a motion for clarification of judgment because it did not express an opinion about several of the challenges lodged by Chesf concerning the expert report submitted by the court’s expert.

The judge of the 12th Civil Court dismissed the proceeding for the calculation of the award, since the matter was still sub judice at the Superior Court of Justice. Against such decision, the Xingó consortium lodged an interlocutory appeal to Pernambuco Court of Justice. On May 26, 2011, the 6th Civil Chamber of Pernambuco Court of Justice converted the interlocutory appeal to an appeal and granted relief. Against this decision, Chesf filed motions for clarification of judgment, still sub judice. As of December 31, 2011 motions for clarification of judgment filed by Consórcio Xingó were still pending at the Superior Court of Justice in respect of that court’s decision about the amount in dispute and the expenses to be paid by the losing party, including fees of counsel and court costs. An appellee’s brief was filed by Chesf.

On March 22, 2012, the 6th Civil Chamber of Pernambuco Court of Justice adjudicated the motions for clarification of judgment that Chesf, the federal government and the builders filed against the original court decision on the proceeding for provisional liquidation, which is proceeding concurrently with the main lawsuit over “K-factor”. In its decision, the Pernambuco Court of Justice accepted builders’ motions for clarification of judgment to remove the partial adverse judgment requiring these builders to pay attorney’s fees and Chesf to pay legal costs. The Pernambuco Court also accepted the motions for clarification of judgment filed by Chesf and the federal government to exclude the levy of “default interest” added to “contractual default interest” in the calculation of the award. Nevertheless, Chesf filed new motions for clarification of judgment in respect of certain issues in the Pernambuco Court’s most recent decision.

Based on the opinion of Chesf’s legal counsel and calculations that include the suspension of payment of K-factor installments and respective monetary adjustments, Chesf’s management maintains a provision recorded under non-current liabilities in the amount of R$460,887 as of December 31, 2011 in order to cover losses resulting from this litigation. This provision corresponds to the partial disallowance of K-factor between July 1990 and December 1993 in compliance with Law No. 8030/1990 and the full suspension of payment of K-factor between January 1994 and January 1996. There is no deadline for the conclusion of this dispute.

b) An action for damages related to 14,400 hectares of land at Fazenda Aldeia was filed with the district of Sento Sé (BA) by the estate of Aderson Moura de Souza and his wife. A lower court decision granted relief in the form of a motion requiring Chesf to pay R$50,000, which corresponds to the principal amount sought by the estate, plus interest and monetary restatement. On March 31, 2009, the lawsuit was transferred to the Federal Court upon the intervention of the federal government. On June 30, 2011, Chesf’s appeal was granted partial relief by Federal Regional Court – 1st Region. According to a decision published on June 24, 2011, the court rejected the plaintiff’s appeal. On September 30, 2011, an action for relief from judgment was filed at the Federal Regional Court – 1st Region. On December 31, 2011, an injunction was granted, staying the main lawsuit. The Company has set aside provisions to cover any loss in this lawsuit in the amount of R$100,000 under non-current liabilities.

c) A public civil action was filed by the Public Prosecution Office of Pernambuco (MPPE) concerning the right to resettlement of the rural workers affected by construction of UHE Itaparica. The plaintiff pleads for the difference in provisional maintenance amounts paid in the period totaling approximately R$87,000. The plaintiff appears to be non-existent due to the illegitimacy of the agreement signed by the Rural Workers Union on December 6, 1986. Chesf filed an appeal, alleging MPPE’s illegitimacy in the procedure, which was accepted by Pernambuco Court of Justice - TJPE. However, the Superior Court of Justice, in a decision following the special appeal filed by the plaintiff recognized the legitimacy of MPPE and ordered the remittance of records to the Pernambuco Court of Justice (TJPE). On April 19, 2010, judging the merit of Chesf’s appeal, the TJPE unanimously rejected the appeal. Chesf jointly filed a special appeal and an extraordinary appeal and corresponding interlocutory appeal. On December 31, 2011, the Superior Court of Justice granted relief to Chesf’s interlocutory appeal ordering the special appeal to be sent to the higher court where it is being held by the judge under advisement. The Company has set aside provisions to cover any loss in this lawsuit in the amount of R$87,000 under non-current liabilities.

d) An action for damages was filed for failure to contract with Companhia Brasileira de Petróleo Ipiranga following the bidding process for the acquisition of fuel for the Camaçari thermoelectric power plant (BA). Plaintiff specifically claims a loss of profits. Subsequently, Chesf filed a special appeal according to specific court regulations on interlocutory appeal but this appeal was unsuccessful. As of December 31, 2011, the lawsuit was in the execution phase at the 5th Civil District Court of Recife - Pernambuco, pending examination of a challenge for compliance with the court decision. The Company has set aside provisions to cover any probable loss in this lawsuit in the amount of R$23,292 under non-current liabilities.

1.1.2.2 – In the Subsidiary Eletronorte:

There are several civil actions against Eletronorte in which claimants seek compensation for financial losses as a result of payments in arrears to suppliers and expropriation of areas flooded by hydroelectric power plants reservoirs. The estimated amount of probable loss is R$703,988.

1.1.2.3. – In the Subsidiary Furnas:

1) Collection suit filed by AES Tietê in the estimated amount of R$ 51,104 thousand. Furnas made a deposit of the same amount. The court released R$46,458 to be withdrawn by AES. The remaining balance, R$4,304 thousand, is still being discussed and the chances of losses are probable.

2) Lawsuit filed by Tractebel in the estimated amount of R$82,637 thousand. Tractebel seeks the monetary restatement of initial contracts for which invoices were paid after maturity. Chances of losses are probable.

3) ANEEL claims the amount of R$105,407 thousand in respect of deficiency notices. These notices have been contested by Furnas but the Company believes that losses are probable in respect of this litigation. Therefore, judicial deposits were made to guarantee these appeals. The Company calls your attention to the following judicial deposits:

3.1 – R$47,414 thousand deposited in May 2011 for the deficiency notice issued as a result of the blackout of November 10, 2009;

3.2 – R$35,542 thousand deposited in November 2011 for deficiency notice nº 003/2011 – SFE ANEEL; and

3.3 – R$20,593 thousand deposited in December 2011 for another deficiency notice issued by ANEEL.

1.2 – Labor Claims

1.2.1 – In Subsidiaries

1.2.1.1 – In the Subsidiary Furnas:

a) Engineer’s Reference Date

The Union of Engineers of Rio de Janeiro filed labor claims in order to recover wage differences on change of date base of engineers and is currently undergoing the process of settlement. The estimated probable loss is R$ 42,325.

b) Hazardous Work Premium

Several lawsuits were filed demanding the hazardous work premium, arguing that the full percentage and not the proportional percentage should be granted to all employees working under electric power risk;

c) Retirement Supplement

This refers to the amount payable to maintain pay parity between retirees and active employees.

1.2.1.2 – In the Subsidiary Eletronorte:

Eletronorte faces several labor lawsuits, most of them arising from actions related to the hazardous work premium, the “Bresser Plan” (Decree-Law no. 2,335/87), overtime pay, the FGTS fine calculation and wage curve alignment. The estimated probable loss is R$177,329.

1.2.1.3 – In the Subsidiary Eletrosul:

The amount of R$13,362 stated as labor liability was reclassified by legal counsel from probable loss to possible loss due to the amendment to Precedent nº 331, V of the Superior Labor Court.

1.2.1.4 – In the Subsidiary Ceal:

The Union of Workers in Urban Industries of the state of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Ceal who are seeking supposed salary differences in light of the implementation of the “Bresser Plan”.

The claim was supported by the Distinguished Second Board of Conciliation and Judgment of Maceió-AL, the decision of which was upheld by the Regional Labor Court – 19th region as a final and unappealable decision.

Upon the execution of the judgment, the judge of the 2nd labor court of Maceió understood at that time that it should not be limited to the reference date of the category, which would extraordinarily increase the execution.

Ceal and the federal government filed an objection to pre-execution which was rejected by trial court.

Ceal and the federal government filed an interlocutory appeal with the Regional Labor Court against the decision that rejected the objection to pre-execution. Concurrently, Ceal filed a writ of prevention to suspend execution at the Regional Labor Court. This writ is pending judgment.

The interlocutory appeal argues that the award should be restricted to the reference date of the category, as provided for by Decrees 2284 (Articles 20 and 21), 2334/87 (Articles 8 and 9). 2336/87 and Article 789, Paragraph 1 of Brazilian Labor Code (CLT) and Precedent 322 of the Superior Labor Court.

AGU argues in its interlocutory appeal that the award is unenforceable, considering that the appealed decision does not accompany the reaffirmed and settled guidance of Federal Supreme Court, supported by Articles 884, Paragraph 5 of CLT.

The lawsuit is currently in the execution process to ratify the trial court’s calculations in the amount of R$722,000. The amounts were contested by Ceal by submitting two arguments: one restricted to the reference date and another contesting the amounts presented by the Union without restriction to the reference date.

Restriction to the reference date was accepted, calculations will be reduced to R$3,569 and the amount accrued by Ceal and assessed by legal counsels as the probable loss is restricted to the reference date.

1.3 – Tax Lawsuits

1.3.1 – In the Specific Purpose Entities (SPE)

1.3.1.1 ESBR Participações

a) State VAT (ICMS)

It refers to ICMS Arrangement nº 47/2011, which authorizes the state of Rondônia to exempt from the ICMS imports of machinery, devices, industrial equipment and parts that are unique in the country.

The effects of ICMS Arrangement nº 47/2011 and Law RO nº 2.538/11 were suspended by force of an injunction granted by the Chief Justice of the state of Rondônia following a Direct Action of Unconstitutionality filed by the State Attorney General of Rondônia. Thus, the matter remains under the assessment of the subsidiary’s management. In the financial statements for the year ended December 31, 2011, the Company accrued R$86,884 for the tax rate difference and R$14,870 for ICMS not paid on imports generated between April 27, 2011 and the date when decree nº 15.858 was enacted in the state of Rondônia, which annulled the benefit.

1.3.2 – In Subsidiaries

1.3.2.1 – In the Subsidiary Furnas:

Tax Deficiency Notices - FINSOCIAL, COFINS and PASEP

The main lawsuit filed in this group refers to the challenge of tax deficiency notices issued against Furnas on May 3, 2001, related to FINSOCIAL, COFINS and PASEP, in the updated amount of R$1,098,900 (R$791,796 historical). These deficiency notices arose as a result of exclusions in the calculation bases for these taxes. Such exclusions mainly concern energy transfer and transport from Itaipu over a 10-year period. These tax deficiency notices overlapped with other notices issued in 1999 for a 5-year inspection period, amounting to R$615,089. These deficiencies were included in the Tax Recovery Program - Refis on March 1, 2000 and were transferred on July 31, 2003 to the Special Installment Program - Paes.

On June 12, 2008, the Federal Supreme Court (STF) issued binding precedent No. 8, which reduced the inspection period covered by the tax deficiency notices to five years. The restated amount of R$1,098,900 is now R$202,208.

The Company, based on the latest decisions of the Internal Revenue Service, maintains a provision for tax risks of R$84,890 related to PASEP/COFINS on the exclusions from the calculation basis of the Global Reversion Reserve (RGR) for the periods between June 1996 and September 2000 and October 2005 and March 2007. The difference of R$117,318 refers to other exclusions from these calculation bases, still in judgment phase, in respect of which Furnas’s legal department has deemed the likelihood of success to be possible.

1.3.2.2 – In the Subsidiary Chesf:

a) The subsidiary is involved in actions for the annulment of tax deficiency notices and claims for credit refunds (PIS/PASEP - COFINS) and other special taxes. The company has a provision amounting to R$10,853 (as of December 31, 2010 - R$ 10,631) for these matters.

1.3.2.3 – In the Subsidiary Cepisa:

Lawsuits in respect of ICMS and ISS related matters, in the total amount of R$17,152, have been classified as probable losses.

1.3.2.4 – In Subsidiary Ceron:

a) The ICMS rate difference in the period between 2001 and 2002 is the subject-matter of deficiency notices nº. 01.037.884-4 and 01.037.885-2 for the amount of R$12,083 as of December 31, 2011.

b) Deficiency Notices – ANEEL

In December 2011, after an opinion rendered by the Company’s legal counsel changed the probability of loss on the ANEEL deficiency notices from possible success to probable success, the Company recorded a liability provision for these notices. These notices were issued by ANEEL as a result of non-conformity with certain procedures and failure to comply with resolutions in force in the electric power sector.

The chart below sets forth the breakdown of deficiency notices:

DN	Origin		Amount R$
		Period	Principal	Restatement	Total
004/2008	DEC and FEC	2003, 2004 and 2006	15,702	2,985	18,687
038/2010-SFE	DEC and FEC	2008	1,899	376	2,275
043/2010-SFE	INS, ICO and IAB Indexes		109	21	130
054/2010-SFE	Information on Technical Losses		889	165	1,054
078/2010-SFE	No compliance in technical and commercial areas		1,171	204	1,375
089/2010-SFE	DEC and FEC	2009	4,301	710	5,011
090/2010-SFE	DRP and DRC Indexes	2008 to 2009	1,472	240	1,712
128/2010-SFE	DIC, FIC and DM IC		1,689	188	1,877
039/201-SFG	No consideration of replacement of diesel oil to CCC		8,585	1,052	9,637
066/2011-SFE	Non-compliance with item 5.4 section 8.2 - Prodist		1,038	13	1,051

	Total Notes		36,855	5,954	42,809

DEC – Equivalent Duration of Interruption per Consumer Unit

FEC – Equivalent Frequency of Interruption per Consumer Unit

INS – Service Level Index

ICO – Busy Calls Index

IAB – A bandonment Index

DRP – Relative Duration of Precarious Tension Transgression

DRC – Relative Duration of Critical Voltage Transgression

DIC – Individual Interruption Duration per Consumer Unit

FIC – Individual Interruption Frequency per Consumer Unit

DMIC – Maximum Duration of Continued Interruption per Consumer Unit

PRODIST – Electricity Distribution Proceedures at the National Electric System

For all deficiency notices mentioned above, the Company filed appeals; however, the penalties were maintained by the regulator and the appeals were dismissed at the administrative level.

For deficiency notices 004/2008, 038/2010, 043/2010, 054/2010, 078/2010, 089/2010 and 090/2010, the Company filed lawsuits and made the required deposits in respect of each. As to the other deficiency notices, the Company is analyzing the feasibility of filing lawsuits.

2 - Lawsuits Filed Against the Company and its Subsidiaries with the Probability of a Possible Loss:

2.1 – Civil Actions

2.1.1 – In Subsidiaries

2.1.1.1 – In the Subsidiary Chesf:

a) Chesf faces an action for damages filed by a consortium composed of the companies CBPO/CONSTRAN/Mendes Júnior, arguing that the Company should be required to pay additional financial compensation for payments in arrear on invoices related to the agreement of the Xingó hydroelectric power plant. The action was filed on June 8, 1999 for invoices issued after April 30, 1990. In this action, the plaintiffs submitted general pleadings, restricting themselves to arguing the existence of a right to financial compensation and that the amounts should be determined in the calculation of the award.

Chesf was ordered to pay R$23,766 to the plaintiffs at September 2004 prices (R$51,568, according to Chesf’s calculation on March 31, 2010). Against such decision, Chesf lodged an appeal to be judged by the Pernambuco Court of Justice. The Reporting Justice of the Pernambuco Court of Justice deemed the decision null and void, accepted the federal government’s intervention in the case and ordered the records to be remitted to the federal court (where they are now).

b) A civil public action was filed against the Company at the 2nd Federal Court of Sergipe by the Community Association of the Village of Cabeço in the state of Sergipe, amounting to R$100,000, demanding financial compensation for alleged environmental damages caused by construction that harmed the fishermen downstream from the Xingó hydroelectric power plant. The action was filed at the Federal Court on June 27, 2002. On August 31, 2005, IMA-AL, CRA-BA, federal government and Adema-SE were named defendants in the action.

In the district of Brejo Grande/SE, a civil action amounting to R$100,000 thousand was filed against Chesf by the Association of Cabeço and Saramém Communities on the same grounds as the claim previously mentioned.

On February 19, 2009 this lawsuit was considered related to another similar lawsuit pending at the federal court, and both then were pending as of that date.

On March 29, 2011, the lower court judge appointed a team of experts to prepare a report. On April 8, 2011, a list of its technical assistants and expert questions was filed at the court. At a hearing on November 30, 2011, the judge ordered Chesf to make a deposit of R$50 available to that court to cover the court’s expert-related expenses.

Supported in the appraisal of attorneys defending the cases, management’s expectation about the chances of losing these lawsuits is deemed as possible and its expectation as to award amounts is deemed remote.

c) Lawsuit filed by AES – Sul Distribuidora Gaúcha de Energia in the 15th Federal Court of the Federal District, seeking the recording and settlement by ANEEL of market transactions related to the profit verified in light of a non-option for insurance made in December 2000. An interlocutory decision on the appeal of AES SUL lodged against ANEEL resulted in a debt of approximately R$110,000 with payment scheduled for November 7, 2008.

To suspend the enforceability of the debt, the following legal measures were adopted in November 2008: 1) the filing of a request to suspend the injunction at the Superior Court of Justice; 2) the filing of a writ of mandamus at the Court of Justice of the Federal District (TJDF); 3) a motion requesting the inclusion of Chesf in the lawsuit as an indispensable defendant. Proceedings 2 and 3 were accepted, resulting in the reversal of the injunction and suspension of debt. Chesf was included in the dispute as an indispensable defendant and challenged the lawsuit. On December 31, 2011, the Regional Federal Court – 1st Region granted relief to the writ of mandamus filed by Chesf (measure 2), and AES filed a special appeal, which is being held by the Reporting Judge under advisement at the Superior Court of Justice.

d) A declaratory judgment action was filed by Carbomil Química S.A., pleading for compensation due to the installation of an electric power transmission line in a mine area called Lajedo do Mel that is located in the municipalities of Jaguaruana and Quixeré, no Ceará and Baraúna in the state of Rio Grande do Norte. The expert’s examination was conducted and subsequently, the Company prepared and filed a jurisdictional defense, which was rejected. Possible losses in the amount of R$70,000 could result from this lawsuit.

2.1.1.2 – In the Subsidiary Eletrosul:

The amount of R$56,106 thousand, stated as civil liability and classified by legal counsel as a possible loss, concerns lawsuits for indemnification in the amount of R$3,597, invalidity of the bidding process in the amount of R$5,888, contract review in the amount of R$7,092 and contract annulment in the amount of R$27,146.

2.2 – Tax lawsuits

2.2.1 – In Subsidiaries

2.2.1.1 – In the Subsidiary Cepisa:

Cepisa was audited by the Treasury Department of the state of Piauí – SEFAZ for tax procedures adopted in recording and calculating the value-added tax (ICMS) during the period between January 2001 and December 2007. Fourteen tax deficiency notices have been filed against Cepisa for a total amount of R$79,782. Based on the appraisal of Cepisa’s legal advisors, this amount was not accounted for in the provision because it is deemed a possible loss.

2.2.1.2 – In the Subsidiary Eletronuclear:

Among the lawsuits deemed as a possible loss, it is worth mentioning the tax execution proceeding filed by the state of Rio de Janeiro in 2009 regarding the value-added tax (ICMS) credit for the amount of R$47,504. In this execution, Eletronuclear pledged R$44,601 as a guarantee for the judicial deposit.

2.2.1.3 – In the Subsidiary Ceron:

Ceron was inspected by the State Revenue Office Coordinator of the State Finance Department of Rondônia in respect of procedures adopted to record and assess state VAT – ICMS during the period between January 1998 and December 2002. In December 2003, twenty-six (26) tax deficiency notices were issued against the Ceron for a total of R$263,129. Out of these 26 tax deficiency notices, five (5) of them have already been amended. The overall amount owed is now R$362,266.

In December 2008, Ceron was inspected again by the State Revenue Office Coordinator of the State Finance Department of the state of Rondônia in respect of the 2003 deficiency notices, and two (2) tax deficiency notices were issued in the total amount of R$13,433.

In December 2009, Ceron was inspected in respect of the reversal of diesel oil ICMS credits, related to the period between January 2004 and December 2008, and five (5) tax deficiency notices were issued in the total amount of R$458,395.

The chart below sets for the breakdown of all tax deficiency notices issued between 1998 and 2009:

		Period from 1998 to 2009
Amount	Origin	Notification	Tax	Fine	Interest	Restatement	Total
2	Rate Difference	Dec/03	1,304	4,326	2,320	1,886	9,836
4	Credits of Oil Acquisition	Dec/03	25,762	83,055	48,173	47,202	204,192
5	Billing Cancellations	Dec/03	6,156	17,321	17,582	10,728	51,787
3	Electricity Deferral -PIE/Eletronorte	Dec/03	11,746	41,283	24,193	19,229	96,451
1	Billing Cancellation	Dec/08	900	2,492	1,092	625	5,109
1	Reversal of credits in GIAMs-2003	Dec/08	1,471	4,073	1,758	1,022	8,324
5	Reversal of diesel oil from 2004 to 2008	Dec/09	111,306	267,152	55,318	24,619	458,395

21	Total Deficiency Notices		158,645	419,702	150,436	105,311	834,094

Ceron’s management believes that tax deficiency notices are groundless and unenforceable on the basis of the the subject matter thereof, the justifications for the same submitted by the taxing authorities and the nature of the debts involved.

In light of this understanding, the Ceron hired the law firm Ulhôa Canto, Rezende e Guerra – Advogados, to defend against the 26 tax deficiency notices issued in 2003. Ceron’s in house legal counsel is responsible the two tax deficiency notices issued in 2008. For the five tax deficiency notices issued in 2009, Ceron hired the law firm of Décio Freire & Advogados Associados for the specific purpose of defending it before the State Finance Department of Rondônia.

Considering the stage of lawsuits and appeals filed the status of the judgments as of December 31, 2012 is as follows:

a) 9 proceedings amounting to R$481,664, pending appeal court decision;

b) 2 proceedings, amounting to R$67,834, pending lower court decision; and

c) 10 proceedings, amounting to R$284,596, with the final administrative decision unfavorable to the Ceron. Ceron filed a lawsuit against the State Finance Department of the state of Rondônia because it considers these decisions to be groundless.

Considering the number of appeals, the procedures to be observed, and Ceron’s favorable expectation as to their conclusion, the Ceron, supported by its legal counsel’s opinion and the precepts of CVM Resolution nº. 489/2005, understands that it is not necessary to record a provision against these contingencies.

2.3 – Labor Claims

2.3.1 – In Subsidiaries

2.3.1.1 – In the Subsidiary Cepisa:

The proceedings concern various lawsuits filed by former and current employees, involving claims in respect of overtime, the hazardous work premium, the painfulness premium, equivalence/wage reframing, unhealthy work conditions, FGTS differences, compensation for damages arising from occupational accidents and the reintegration of fired workers. The provisioned amount is R$26,103 as of December 31, 2011.

NOTE 31 – DECOMMISSIONING OBLIGATION

The Company recognizes liabilities for decommissioning of the thermonuclear power plants, which comprise a program of activities required by the Brazilian Commission of Nuclear Energy - CNEN, to safely dismantle these nuclear facilities with minimum impact on the environment, at the end of their operating cycle.

Given the specific characteristics of the operations and maintenance of thermonuclear power plants, whenever changes in the estimated decommissioning cost occur as a result of new studies and technological advances, the decommissioning quotas must be altered so as to adjust the liability amount to the new reality.

The liability balance recorded at present value as of December 31, 2011 is R$408,712 (December 31, 2010 - R$375,968).

Liability Balance at Present Value on 12/31/2010	375,968

Adjustment to Present Value/ Foreign Exchange Variation in the period	32,744
Liability Balance at Present Value on 12/31/2011	408,712

NOTE 32 –CONCESSIONS PAYABLE – USE OF PUBLIC ASSETS

The Company has entered into onerous concession contracts with the federal government for the use of public property for electricity generation, primarily through projects with Special Purpose Entities – SPEs. The characteristics of the business and contracts indicate the conditions and intentions of the parties to execute them in full.

In order to adequately reflect in the balance sheet the onerous concession granted and the respective liability with the federal government, the concessions were accounted for in intangible assets against liabilities.

The amounts established in the concession contracts are at future prices and, therefore, the Company adjusted these liabilities at the present value.

The liability adjustment due to the discount rate and monetary restatement was capitalized in the assets during the construction of the power plants and, as of the project startup date, are directly recognized in the income statement.

The Company adopts the accounting policy of recognizing the liability on the date when the environmental license for installation is granted.

UBP payments are made in monthly installments as of the project startup date until the end of the concession term, and are composed as follows:

	CONSOLIDATED
		Current
Subsidiary		12/31/2011	12/31/2010
Furnas	UHE Foz do Chapecó	19,498	18,257
Furnas	UHE Peixe Angical	6,627	6,428
Furnas	UHE Retiro Baixo	123	114
Furnas	UHE Serra do Facão	3,856	299
Furnas	UHE Santo Antonio	5,129	—

	Total	35,233	25,098

		Non-current
		12/31/2011	12/31/2010
Chesf/Eletrosul	UHE Jirau	39,776	35,616
Chesf/Eletronorte/Norte Energia	UHE Belo Monte	72,593	—
Eletrosul	UHE Passo São João	4,069	3,515
Eletrosul	UHE Mauá	12,357	10,498
Eletrosul	UHE São Domingos	4,774	4,047
Eletrosul/Furnas	UHE Teles Pires	34,928	—
Furnas	UHE Batalha e Simplicio	42,230	40,336
Furnas	UHE Foz do Chapecó	236,560	228,002
Furnas	UHE Peixe Angical	77,029	73,044
Furnas	UHE Retiro Baixo	3,563	3,389
Furnas	UHE Serra do Facão	635,722	612,183
Furnas	UHE Santo Antonio	70,825	51,587
			—

	Total	1,234,426	1,062,217

		Original face value		Updated amounts
Hydroelectric Power Plant(UHE)	Years	Annual Payment	Total Payment	Annual Payment	Total Payment
Passo São João	29	200	5,944	270	7,988
Mauá	30	618	18,855	810	24,705
São Domingos	25	260	6,717	340	8,755
Jirau	35	3,150	96,840	3,826	117,306
Teles Pires	35	2,702	84,438	2,774	86,688
Batalha	35	298	8,725	392	7,784
Simplício	35	1,134	34,036	1,519	34,446
Foz do Chapecó	35	19,261	504,000	42,128	638,839
Peixe Angical	35	6,800	197,200	14,878	205,704
Retiro Baixo	35	238	7,117	252	7,524
Serra do Facão	35	40,618	1,073,000	81,859	1,284,286
Santo Antônio	35	11,852	379,267	14,727	471,264
Belo Monte	35	8,305	99,662	6,071	72,856

		95,436	2,515,801	169,846	2,968,145

NOTE 33 – ADVANCES FOR FUTURE CAPITAL INCREASE

The amounts included in the table below are related to the use of advances:

	12/31/2011	12/31/2010
Acquisition of equity interest in CEEE/ CGTEE	133,270	4,637,116
Banabuí transmission line - Fortaleza	2,250	78,280
Xingó hydroelectric power plant	6,321	219,942
Transmission line in the State of Bahia	989	34,429
Federal Fund for Electricity – Law No. 5.073/66	5,865	204,089

	148,695	5,173,856

The Company classifies a contract or obligation that uses a variable number of the Company’s shares to settle the obligation as a financial liability. The contract or obligation is classified as equity only if settlement is based on a fixed amount of cash for a fixed amount of shares. In 2011, R$5,148,764 of these advances were capitalized.

NOTE 34 – LONG-TERM OPERATING COMMITMENTS

The long-term commitments of the Company, mainly related to electric power and fuel purchase agreements, are as follows:

Companies	2012	2013	2014	2015	After 2015 (annual payment)
Amazonas	2,415,188	2,508,607	2,454,581	2,387,563	—
Distribuidora Alagoas	424,591	562,485	566,332	1,217,816	—
Distribuidora Piauí	747	763	697	15,812	—
Distribuidora Rondônia	614,471	745,591	914,260	1,115,228	—
Eletrobras	1,850,000	1,850,000	1,850,000	1,850,000	1,850,000
Eletronorte	92,763	92,763	98,792	105,214	112,052
Eletronuclear	454,927	375,519	321,884	280,353	286,582
Furnas	391,575	390,515	99,122	3,699	—

Total	6,244,262	6,526,243	6,305,669	6,975,686	2,248,634

Nuclear Fuel (Eletronuclear)

These agreements were entered into with Indústrias Nucleares Brasileiras – INB for the acquisition of Nuclear Fuel for electricity production, destined to recharge the thermonuclear power plants of UTN Angra I and UTN Angra II.

Social and environmental commitments

Angra III

These agreements were entered into with the Cities of Angra dos Reis, Rio Claro and Paraty, under which ELETRONUCLEAR commits to enter into specific socio- and environmental contracts connected to UTN Angra III, with an aim at putting in place programs and projects according to the conditions established by IBAMA.

Acquisition of equipment

These agreements were entered into with various suppliers for the acquisition of equipment to replace fixed assets in the thermonuclear power plants of Angra I and Angra II. These new acquisitions were necessary for the operational maintenance of these assets.

Electricity Purchase from Independent Producer – Proinfa

The Company supports the development of projects to diversify the Brazilian energy matrix through a program that promotes alternative sources of electricity established by Law 10,438 of April 2002. This program seeks to find regional solutions for the use of renewable energy sources thereby stimulating the growth of the domestic industry.

Proinfa estimates that the operation of 144 power plants amounts to 3,299.40 MW of installed capacity. The program’s power plants account for the generation of approximately 12,000 GWh/year, corresponding to 3.2% of Brazil’s total annual consumption. The 3,299.40 MW contracted are divided into 1,191.24 MW deriving from 63 small hydroelectric power plants (PCHs), 1,422.92 MW from 54 wind power plants and 685.24 MW from 27 biomass-based power plants. The company has committed to a 20-year supply of this type of energy.

NOTE 35 – SHAREHOLDERS’ EQUITY

I – Share Capital

The Company’s share capital at December 31, 2011 is R$31,305,331 (December 31, 2010 - R$ 26,156,567) in shares with no par value. The preferred shares are not entitled to vote and are not convertible into common shares, however, they have priority on capital reimbursement and dividend distribution at annual rates of 8% for class “A” shares (subscribed until June 23, 1969) and 6% for class “B” shares (subscribed as of June 24, 1969), calculated over capital corresponding to each class of share.

The share capital is represented by 1,352,634,100 book-entry shares and is distributed by main shareholders and by classes of share, as follows:

	COMMON		PREFERRED			TOTAL CAPITAL
SHAREHOLDER	AMOUNT	%	A Series	B Series	%	AMOUNT	%
Federal Government	552,968,382	50.87	—	2,252	0.00	552,970,634	40.88
BNDESPAR	180,757,951	16.63	—	18,691,102	7.04	199,449,053	14.75
BNDES	76,338,832	7.02		18,262,671	6.88	94,601,503	6.99
FND	45,621,589	4.20	—	—	—	45,621,589	3.37
FGHAB	1,000,000	0.11	—	—	—	1,000,000	0.09
FGI	—	—	—	8,750,000	3.30	8,750,000	0.65
FGO	—	—	—	468,600	0.18	468,600	0,03
Other	230,363,543	21.17	146,920	219,262,258	82.60	449,772,721	33.24

	1,087,050,297	100.0	146,920	265,436,883	100.00	1,352,634,10	100.00

Out of the total of 449,772,721 shares held by non-controlling shareholders, 311,960,738 shares, i.e., 69.36%, are owned by non-resident investors, 165,001,868 are common shares and 146,958,870 are Class B preferred shares.

Out of total participation of shareholders domiciled abroad, 75,072,329 common shares and 40,326,860 Class B preferred shares are held in custody, backing the American Depository Receipts Program – ADRs. On December 31, 2011, the share book value is R$56.81 (December 31, 2010 - R$62.29).

II – Capital Reserves

	12/31/2011	12/31/2010
Offset of insufficient remuneration - CRC	18,961,102	18,961,102
Premium on issue of shares	3,384,310	3,384,310
Special - Decree-law No. 54.936/1964	387,419	387,419
Monetary adjustment to the 1978 opening balance sheet	309,655	309,655
Monetary adjustment of the compulsory loan- 1987	2,708,432	2,708,432
Donations and subsidies - FINOR, FINAM and other	297,424	297,424

	26,048,342	26,048,342

III – Revenue Reserves

The Company’s Bylaws provide for the allocation of 50% of net income for the year to create an investments reserve and 1% for the Studies and Projects Reserve, limited to 75% and 2% of the capital.

	12/31/2011	12/31/2010
Legal (Article 193 - Law No. 6.404/1976)	2,233,016	2,046,388
Statutory (Article 194 - Law No. 6.404/1976)	16,337,997	14,758,463

	18,571,013	16,804,851

NOTE 36 – EARNINGS PER SHARE

(a) Basic

Basic earnings per share are calculated by dividing the net income attributable to the shareholders of the Company, by the weighted average quantity of common shares issued during the year, excluding common shares acquired by the Company and held as treasury shares.

12/31/2011
Numerator	Common	Preferred A	Preferred B	Total
Net income attributable to each class of shares	2,831,333	383	691,358	3,523,073
Preferred dividends		116	209,375	209,491

	2,831,333	499	900,733	3,732,565

Denominator	Common	Preferred A	Preferred B	Total
Weighted average amount of shares	1,087,050	147	265,437	1,352,634
% of shares in relation to the total	80%	0.01%	20%	100%
Basic earnings per share (R$)	2.60	3.39	3.39

12/31/2010
Numerator	Common	Preferred A	Preferred B	Total
Net income attributable to each class of shares	1,544,746	251	387,775	1,932,771
Preferred dividends		272	314,870	315,142

	1,544,746	522	702,645	2,247,913

Denominator	Common	Preferred A	Preferred B	Total
Weighted average amount of shares	905,024	147	227,187	1,132,357
% of shares in relation to the total	80%	0.01%	20%	100%
Basic earnings per share (R$)	1.71	3.55	3.09

(b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average quantity of outstanding common shares to presume conversion of all potentially diluted common shares. The Company has only one category of potentially diluted common shares: convertible debt (compulsory loan). It is assumed that the convertible debt was converted into common shares and that net income is adjusted to eliminate the financial expense net of the tax effect.

12/31/2011
Numerator	Common	Preferred A	Preferred B	Total
Net income attributable to each class of shares	2,831,333	383	691,358	3,523,073
Preferred dividends		116	209,375	209,491

	2,831,333	499	900,733	3,732,565

Denominator	Common	Preferred A	Preferred B	Total
Weighted average quantity of shares	1,087,050	147	265,437	1,352,634
% of shares in relation to the total	80%	0.01%	20%	100%
Diluted earnings per share (R$)	2.60	3.39	3.39

12/31/2010
Numerator	Common	Preferred A	Preferred B	Total
Net income attributable to each class of shares	1,544,625	251	391,308	1,936,183
Preferred dividends		272	314,870	315,142

	1,544,625	522	706,178	2,251,325

Denominator	Common	Preferred A	Preferred B	Total
Weighted average quantity of shares	905,024	147	227,187	1,132,357
Compulsory loan	—	—	2,088	2,088

	905,024	147	229,274	1,134,445
% of shares in relation to the total	80%	0%	20%	100%
Diluted earnings per share (R$)	1.71	3.55	3.08

NOTE 37 – NET OPERATING REVENUE

	12/31/2011	12/31/2010	12/31/2009
OPERATING REVENUE
Generation
Trading	15,976,884	17,358,002	16.460.849
Energy Supply	2,449,928	752,037	775.272
Itaipu Resale	836,488	215,989	-548,554

	19,263,300	18,326,028	16.687,567

Transmission
Rates of return adjustment - Transmission	2,774,166	2,525,754	1.704.929
Operation and maintenance revenue	1,978,618	1,466,929	1.981.838
Construction revenue	3,603,492	2,322,937	1.389.752

	8,356,276	6,315,620	5,076,519

Distribution
Supply	4,147,768	3,929,481	3.675.270
Operation and maintenance revenue	564,948	433,048	30.118
Construction revenue	729,064	810,475	361.709

	5,441,780	5,173,004	4.067,097

Other revenues	1,187,135	1,299,817	1,206,391

	34,248,491	31,114,469	27.037,574

(-) Deductions to Operating Revenues
(-) Regulatory Fees	(1,712,669)	(1,514,504)	(1.317.463)
(-) ICMS	(1,086,209)	(1,040,163)	(1.047.664)
(-) PASEP and COFINS	(1,901,838)	(1,711,238)	(1.531.542)
(-) Other deductions	-15,031	-16,479	0

	(4,715,747)	(4,282,384)	(3,896,669)

Net operating revenue	29,532,744	26,832,085	23,140,906

NOTE 38 – RESULT OF PARTICIPATION IN ASSOCIATES AND OTHER INVESTMENTS

	12/31/2011	12/31/2010	12/31/2009
Investments in associates
Equity accounting	290,693	467,647	1,378,663

Return on capital - ITAIPU	36,637	38,735	47,839
Interest on capital	19,243	16,038	13,592
Dividends	139,728	101,847	103,868
Return on partnership investments	-3,516	45,488	27,069

Other investments	155,455	163,373	144,529

	482,785	669,755	1,571,031

NOTE 39 – PERSONNEL, SUPPLIES AND SERVICES

	12/31/2011	12/31/2010	12/31/2009
Personnel	5,233,826	4,845,246	4,465,866
Supplies	303,347	399,299	294,257
Services	2,133,543	2,126,168	1,726,095

	7,670,716	7,370,713	6,486,218

NOTE 40 – ENERGY PURCHASED FOR RESALE AND USE OF ELECTRICITY GRID

	12/31/2011	12/31/2010	12/31/2009
Supply	1,281,766	1,736,667	1,555,617
Use of network	1,420,934	1,353,839	1,263,408
CCEE (Electricity Trading Chamber)	128,979	706,852	862,040
Proinfa	1,955,328	1,844,835	1,120,348
Other	20,217	26,730	43,391

	4,807,223	5,668,923	4,844,804

NOTE 41 – OPERATING PROVISIONS

	12/31/2011	12/31/2010	12/31/2009
Guarantees	70,596	-653	0
Contingencies	691,042	287,821	117,847
PCLD - Consumers and Resellers	511,356	564,006	484,221
PCLD - Loans and Financing	297,131	36,245	74,556
Investment losses	105,387	421,629	842,830
Voluntary Resignation Program	498,114	—	0
Actuarial Liability	(410,281)	20,004	512,382
Impairment	434,538	379,048	(673,232)
Other	650,866	789,162	781,803

	2,848,749	2,497,262	1,604,478

NOTE 42 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

1 – Resource Management

1.1 – Capital Management

The Company’s objectives when managing its capital are to safeguard the Company’s ability to offer returns to its shareholders and benefits to other stakeholders, in addition to pursuing an ideal capital structure to mitigate this cost. Acquisitions and sales of financial assets are recognized on the trade date.

In order to maintain or adjust the capital structure, the Company may review its dividend payment policy, return capital to shareholders as well as issue new shares or sell assets to reduce, for example, its level of indebtedness.

Consistent with other companies in the sector, the Company monitors capital based on the financial leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans (including short and long-term loans, as shown in the consolidated balance sheet), less the amount of cash and cash equivalents. Total capital is calculated through a sum of shareholders’ equity, as shown in the consolidated balance sheet, with net debt.

	12/31/2011	12/31/2010
Total loans	42,413,678	33,138,436
(-) Cash and cash equivalents	4,959,787	9,220,169

Net Debt	37,453,891	23,918,267
(+) Total shareholders’ equity	77,202,321	70,530,410

Total Capital	114,656,212	94,448,677

Financial Leverage Index	33%	25%

2 – Financial Instruments

The Company’s financial instruments are classified in categories of financial assets and liabilities, which also include derivative instruments.

2.1 – Financial Assets – classified in the following classes:

Cash and cash equivalents: held for trading in the short-term and measured at fair value with their effects being directly accounted for in the income statement.

Marketable securities: those with defined maturities and for which the Company has the intention to hold to maturity. They are registered at acquisition cost plus interest and monetary restatement, impacting the income statement. These instruments are adjusted to the probable realization value, where applicable. Long-term financial investments are held in exclusive investment funds, according to regulations in force.

Consumers and resellers: are registered at nominal value, similar to fair value and probable realization value.

Renegotiated receivables: these assets are registered under the assumption that they are intended to be held to maturity, at their fair value and probable realizable value.

Financing and loans granted: financial assets with fixed or determinable receivables, measured at amortized cost, using the effective interest rate method.

Financial assets of the concession: financial assets representing the unconditional right to receive certain amount at the end of the term of concession. They are classified as loans and receivables.

Financing is restricted to public electricity utility concessionaires, thus, the market rate (or the Company’s opportunity cost of capital) is defined by it, taking into account the risk premium compatible with sector activities. If it is not possible to seek alternatives other than the electricity sector itself, the present value of these loans corresponds to their book value.

At the closing of the fiscal year, Eletrobras had a portfolio of loans and financing agreements amounting to R$9,737,390 (R$9,659,440 on December 31, 2010) as set forth below, by currency:

Currency	US$	%	R$
U.S. Dollar	3,211,422	61.89	6,023,985
Real	1,977,506	38.11	3,709,405

Total	5,188,927	100.00	9,733,390

g) Derivative instruments are measured at fair value and their effects are accounted for directly in the income statement or Shareholders’ Equity, according to the efficacy test – IAS 39 (Financial Instruments: Recognition and Measurement).

3 – Financial hedge policy

The Company is exposed to financial risks that can cause volatility in its financial statements and cash flows. The Company presents a relevant mismatch between assets and liabilities indexed to foreign currency, especially to the U.S. dollar, arising mainly from loan agreements with Itaipu Binacional. Additionally, there are exposures to Libor interest rate, related to foreign funding contracts.

In this context, the Company’s Financial Hedge Policy was approved. The objective of the current policy is to mitigate the exposure to the market variables that may impact the assets and liabilities of the Company and its subsidiaries, thus reducing the undesirable fluctuation effects of these variables in the financial statements.

This said, the aforementioned policy aims at having the Company’s results faithfully reflect its actual operational performance and having its projected cash flow present less volatility.

Along with the policy, the creation of a Financial Hedge Committee, within the scope of the Financial Management, was approved. It’s main purpose is to define the hedge strategies and instruments to be presented to the Company’s Board of Executive Officers.

Taking into account the different ways of realizing the hedge of mismatches presented by the Company, the policy lists a scale of priorities. Primarily there would be the structural solution, and, in residual cases, operations with derivative financial instruments would be adopted.

The operations with derivative financial instruments will only be carried out complementarily and aiming exclusively at protecting the hedging indexed assets and liabilities of the Company and its subsidiaries that present any mismatch, and may not be characterized as financial leverage or operation of loan granting to third parties.

The Company has been conducting studies and discussing with the Financial Hedge Committee, the execution of hedge operations. In 2011, the Derivative Instruments Operations Program was expanded, to comprise currency mismatches and exposures to interest rates until December 2012.

Thus, as set forth in the table below, the company carried out Libor interest rate locked-in deals, with an aim to neutralize the volatility of the funding agreements executed at the 6-month Libor rate. Besides the Libor swap operation, exchange hedge strategies were analyzed in 2011 and are currently being implemented, prioritizing structural solutions in line with the Company’s Financial Hedge Policy. In light of this strategy, the structuring of new funding considers not only the total amount of mismatch but also its disposition over time, aiming the hedge of the Company’s balance sheet and its cash flows.

The company is analyzing whether or not to classify these operations in the hedge accounting policy according to the Technical Pronouncement.

	Standard Bank	Standard Bank	Citibank	Santander	BAML	BAML	HSBC	Santander
MTM reference date: 12/30/2011	Operation 1 2011	Operation 2 2011	Operation 3 2011	Operation 4 2011	Operation 5 2011	Operation 6 2011	Operation 7 2011	Operation 8 2011
Start date of operation	05/22/2012	05/22/2012	02/08/2012	02/08/2012	02/08/2012	02/08/2012	02/08/2012	02/08/2012
Maturity date of operation	11/25/2015	11/25/2015	08/10/2020	08/10/2020	08/10/2015	08/10/2015	08/10/2015	08/10/2015
Fixed Rate	2.44%	2.49%	3.28%	3.32%	2.15%	2.27%	2.18%	2.15%
Long position	USD + Libor	USD + Libor	USD + Libor	USD + Libor	USD + Libor	USD + Libor	USD + Libor	USD + Libor
Short position	USD + Fixed Rate	USD + Fixed Rate	USD + Fixed Rate	USD + Fixed Rate	USD + Fixed Rate	USD + Fixed Rate	USD + Fixed Rate	USD + Fixed Rate
Notional value	$20,192,307.69	$20,192,307.69	$50,000,000.00	$100,000,000.00	$50,000,000.00	$100,000,000.00	$100,000,000.00	$100,000,000.00
Fair value	-R$1,022,768.50	-R$987,282,46	-R$6,989,650.88	-R$13,897,718.06	-R$2,125,362.76	-R$4,689,777.60	-R$4,513,351.59	-R$4,282,699.24

SWAP Libor Float x Fixed

Operations with over-the-counter derivative instruments present counterparty risks that, in view of the problems presented by financial institutions in 2008 and 2009, have become relevant. With the intention of mitigating this risk, the Company established a rule regarding the accreditation of financial institutions for the purposes of executing transactions with derivative instruments. This rule defines criteria regarding size, rating and expertise in the derivatives market, allowing the Company to select institutions best suited for these operations. Based on this criteria, the Company bi-annually selects the top 20 financial institutions to carry out derivative operations with the Company. Further, the Company has developed an exposure control methodology for the accredited companies, which defines the limits to the volume of operations to be carried out with each one of them.

The Company shall make efforts to ensure that all derivative operations it carries out are framed in a “protective hedge”, thereby confirming the exclusive intention of hedging these positions. This measure counters the risk of mismatch liquidation of hedge positions with their respective objects, given that financial flows of both will always be matched.

4 – Embedded derivatives

a) Eletronorte

In 2004, the subsidiary Eletronorte entered into long-term electricity supply contracts with three of its major customers. These long-term contracts are associated to the international aluminum price, quoted on the London Metal Exchange (LME), as a basic asset for purposes of defining the monthly value of the contracts.

Details of the contracts are as follows:

Dates of contract
Customer	Initial	Maturity	Average volume -megawatt
Albrás	7/1/2004	12/31/2024	750 MW - until 12/31/2006 800 MW – as of 1/1/2007
Alcoa	7/1/2004	12/31/2024	From 304.92 MW to 328 MW
BHP	7/1/2004	12/31/2024	From 353.08 MW to 492 MW

These contracts include the concept of “cap and floor band” related to the aluminum price quoted on the LME. The maximum and minimum price limit on the LME is limited to US$2,773.21/tonne and US$1,450/tonne, respectively.

The impact of the derivatives embedded in the result was negative in 2011 at R$124,770 and positive in 2010 at R$55,200, and the equity position is active at R$376,950 in 2011 and R$580,240 in 2010.

5- Cash flow hedge

a) Energia Sustentável do Brasil Participações S.A. -

In 2009, in order to reduce currency exposure of certain contracts with the Chinese company Dong Fang, ESBR Participações S.A. entered into currency forward contracts without physical delivery (NDF) with a number of financial institutions. The value of these agreements was US$41,000 and US$16,400, maturing on September 17, 2009 and December 18, 2009, and contracted rates of R$ 2.29 and R$ 2.18, respectively. These operations were classified as cash flow hedges. As set forth in Brazilian accounting standards, foreign exchange variations of NDF were recorded under other comprehensive income and transferred to fixed assets as of the effective settlement of the liability with the supplier.

On September 17, 2009, the subsidiary liquidated the NDF transaction in the amount of US$41,000 with losses of R$20,360. With respect to the NDF contract in the amount of US$16,400, its settlement occurred on the due date, with a negative result of R$6,599, and with a failed fulfillment of contractual obligations by the supplier. The exchange rate changes of the NDF were recorded in the shareholders’ equity and remained so until Dong Fang complied with these obligations, which occurred after the first half of 2010.

From the end of fiscal year 2009, the subsidiary has changed its hedging strategy and since then has made investments in U.S. dollars, with the purpose of stabilizing guarantees of letters of credit issued by Banco do Brasil and Banco Itaú on behalf of Chinese suppliers Dong Fang and Hyosung. These investments are also classified as cash flow hedges.

The changes in the account of valuation adjustments, during the years ended on December 31, 2011 and 2010, considering the Company’s indirect interest, are described below:

	12/31/2011	12/31/2010
Balance at the beginning of the year	(5,111)	(2,640)
Foreign exchange variation on restricted deposits principal value	(5,704)	(4,738)
Effect of payments to suppliers – balances of the current year	2,183	2,266

Balance at the end of the year	2,775	(5,111)

b) Madeira Energia

Madeira Energia carries out financial instruments operations with an aim at hedging market risks mainly deriving from IGP-M variations and Euro exchange variation. The main risks investee plans to reduce are over cash flows, regulating the main exposures of financial risks deriving from mismatch of uses and sources, such as: commodities price, price indexes in the composition of assets and liabilities, selection of mitigation instruments and credit.

The risk management activities are governed by the Risk Management Policy approved by the Board of Directors and under the responsibility of the Financial Executive Board. The Policy defines all the characteristics of risk management activities, such as reports and control systems to monitor risks, methodologies to calculate exposure and limits and criteria for counterparty’s risk and liquidity.

The purpose of the risk management policies is to protect the investee’s cash flows by reducing derivative instruments’ volatility and regulating main exposures of investment and financial risks deriving from the operation. Thus, derivative instruments are only used in positions contrary to the investee’s exposure.

Madeira Energia’s strategy is based on the use of financial derivative instruments to mitigate relevant market risks. The utilization of these instruments is subject to detailed analysis relating to pricing, competitive quotes, accounting impact and other monitoring techniques, such as mathematical models established to continuously monitor exposures.

Madeira Energia periodically monitors and assesses its derivative contracts and adjusts its strategy according to the market conditions. The use of financial derivative instruments is made by aiming at hedging assets and shareholders’ equity, therefore, leveraged positions or speculative derivatives are not maintained.

Currently, the Madeira Energia is exposed to the risk that a variation of General Market Price Index (IGP-M) may increase its future investments through restatement by indexes in the payment of a contract executed with Santo Antônio Hydroelectric Power Plant.

In order to hedge amounts affecting the cash flow of investments, Madeira Energia’s Management concluded that it is possible to partially mitigate the interest risks included over the payment flows through a swap made with a first-tier financial institution in Brazil. Through statistical models, the company verified that derivatives contracted is highly correlated with the IGP-M variation. The IGP-M swap was made in the amount of R$1,200,000, against a fixed rate of 5.86% p.a., comprising 36 monthly flows, started in January 2010 and with a maturity date of December 2012.

Madeira Energia classifies this derivative as “cash flow hedge” for accounting purposes, stating the fair value in asset or liability and recognizing fair value variations of effective hedges in shareholders’ equity under “Equity evaluation adjustments”. On the accrual date of each hedged flow, respective balances of this account are written-off with a corresponding entry in adjustment to the initial recognition value of a non-financial asset or liability, whose recognition is caused by a transaction (basis adjustment).

On December 31, 2011, the fair value of the outstanding agreement reports a gain of R$2,410 (December 31, 2010 – R$8,718), an amount consolidated in FURNAS and recorded as debt under “derivative financial instruments” in current assets and in its corresponding entry as “equity valuation adjustments” account in shareholders’ equity and tax effects recorded under “Deferred income tax and social contribution”.

Contracts not designated for hedge accounting totaled R$923 with its financial result as a corresponding entry.

Retrospective and prospective effectiveness calculations were made by adopting the shock scenarios in DI x IGP-M rates in prospective tests. Set below is the financial impact foreseen according to disbursement expectations:

Description	Total
Fair Value	2,410
Face Value	187,926

Part of the equipment to be used in building the Santo Antônio Hydroelectric Power Plant will be acquired based on the Euro quote. Thus, the Euro’s fluctuation against the Real, may expose Madeira Energia to a cash flow risk.

In order to hedge the amounts impacting the cash flow of investments, Madeira Energia’s Management decided to use Euro call options, i.e., it disbursed an initial premium to buy Euros in the following months at a previously determined price. The call option strategy comprises 16 monthly flows, beginning in November 2010 and falling due in February 2012.

Madeira Energia classifies these derivatives as “cash flow hedges” for accounting purposes, reporting the fair value in asset or liability and recognizing fair value variations of intrinsic value of effective hedges in shareholders’ equity, under “equity valuation adjustments”.

As of December 31, 2011, the fair value of the options portfolio is R$11 (December 31, 2010 – R$171), a consolidated amount in the subsidiary FURNAS, and none of the options in the portfolio had any intrinsic value. Thus, it was not necessary to tests the portfolio’s effectiveness. The table below sets forth the fair value of outstanding option by maturity:

Description	Maturity 2012
Fair Value	11
Face Value	1,319

c) Norte Brasil Transmissora de Energia

The financial derivative instruments contracted by the jointly controlled subsidiary SPE Norte Brasil Transmissora de Energia S.A. are classified as cash flow hedge. The instrument aims at hedging SPE operations against risks of exchange rates fluctuation and aluminum price variations on the international market, with significant weight in investments plan. They are not applied for speculative purposes and were contracted with first-tier financial institutions in Brazil and abroad.

Norte Energia’s hedges were measured as effective in the year ended December 31, 2010 and 2011.

a) On March 25, 2010, Norte Energia entered into a futures contract to purchase aluminum (LME) with Citibank to reduce the company’s exposure to the risk of exchange rate variations in investment plans. The contract matures in 2012.

b) On July 19, 2010, Norte Energia entered into a non-deliverable forward (NDF) currency put contract with Banco Societé Générale – Paris and Barclays Bank PLC, to hedge against the raw material price variation on the international market, in order to purchase cables to build a transmission line. The contract matures in 2012.

The effective amount of appreciation or devaluation of financial instruments classified as cash flow hedges was recorded in 2010, net of tax effects, in a separate account from the shareholders’ equity, under “equity valuation adjustments”, until the acquisition of the related asset occurred, at which time this amount would adjust the cost of the asset. The effective amount represents the variation in the hedge instrument directly related to its corresponding risk, is offset by a financial instrument variation applied as a hedge, considering the operation’s accumulated effect. Other variations seen in these instruments are directly recognized in the statement of income. In 2011, the balances of hedge accounting were recognized by fair value under shareholders’ equity, amounting to R$10,862 in 2011 and R$11,826 in 2010.

6 – Financial Liabilities – classified in the following categories:

Suppliers: these are measured at market fair value and amortized by the amortized cost method.

Loans and financing are measured at amortized cost, using the effective interest rate method. Under this classification of financial liability, it is worth noting that loans and financing are obtained through financial institutions, especially those outside of Brazil, and sector funds, especially the Global Reversion Reserve - RGR. The market values of loans and financing obtained are equivalent to their carrying amounts.

Funds raised are comprised of loans with multilateral international agencies (IDB, IRDB, CAF), which cannot be cashed at a rate different from that established in the Brazilian debt contract. Other loans are raised at market rates, enabling the carrying amount to approximate its present value.

The Company ended 2011 with liabilities, including loans, financing and bonds, in the total amount of R$42,413,680 (R$33,138,437 on December 31, 2010), as set forth below:

Loans Currency		U$ (equivalents)%		R$
U.S. Dollar	U$	9,575,952	42.35	17,962,570
REAL	REAL	12,807,023	56.64	24,023,413
YEN	Y	185,779	0.82	348,484
EURO	EURO	42,229	0.19	79,213

		22,610,983	100%	42,413,680

The Compulsory Loan was extinguished by Law No. 7.181 of December 20, 1993, and had to be repaid before December 31, 1993. Currently, the Company manages the residual balance of the Compulsory Loan, adjusting it based on the IPCA-E and yielded at the annual interest rate of 6%, with a defined redemption period.

7 – Financial Risk Management:

In carrying out its activities, the Company is impacted by events of risk that may negatively impact its strategic objectives. The main objective of risk management is to anticipate and mitigate the adverse effects of these events in the business, economic and financial results of the Company.

For financial risk management, the Company defined operational and financial policies and strategies approved by internal committees and by Management, aimed at providing liquidity, safety and profitability to its assets and maintaining the indebtedness levels and debt profile defined for its economic and financial flows.

The main financial risks identified during the risk management process are as follows:

7.1 – Exchange rate risk

The Company is exposed to the risk of having its economic-financial statements impacted by fluctuations in exchange rates.

The Company shows a relevant mismatch between assets and liabilities indexed to the foreign currency, especially the U.S. dollar, deriving from the relation between loans and financing, obtained and granted, which causes volatility in its results and cash flows proportionally to the U.S. dollar floating exchange rate.

SPEs with exchange rate risk and that contracted hedge operations are Madeira Energia, Norte Brasil Transmissora and Energia Sustentável, as mentioned in item 5.

7.2 – Interest rate risk

The Company is exposed to the risk that its accounts for losses due to changes in the market interest rates, impacting its statements by increasing financial expenses related to foreign funding agreements, mainly referred to Libor.

7.3 – Commodity Risk

In 2004, the subsidiary Eletronorte entered into long-term electricity supply contracts with three of its major customers. These long-term contracts are linked to the international aluminum price quoted on the London Metal Exchange (LME), as a basic asset for purposes of defining the monthly value of the contracts.

Until 2004, the prices for electricity supply relating to electricity generation were established by ANEEL. Since the auction 001/2004, conducted by the Regulatory Agency, generators started to trade their electricity with a larger number of customers at prices defined by the market. The electricity transmission activity has its remuneration defined by ANEEL, by establishing the Annual Allowed Revenue - RAP, deemed to be sufficient to cover the operating costs and to maintain the economic-financial balance of the concession.

7.4 – Credit Risk

The Company and its subsidiaries are exposed to the risk that they incur losses resulting from difficulties to obtain their receivables from customers, as well as from potential defaults by financial institutions acting as counterparties.

The Company, through its subsidiaries, operates in markets of electric power generation and transmission, supported by agreements executed in a regulated framework. The Company seeks to minimize its credit risks by means of sureties mechanisms involving receivables from their customers and bank guarantees, when applicable. In the distribution segment, the Company, through its subsidiaries, follows the default levels by analyzing the details of its customers. Additionally, there are negotiations to enable the receipt of past due receivables.

Cash surpluses are applied in an exclusive extra-market fund, according to a specific rule of the Central Bank of Brazil. This fund is fully comprised of public securities indexed by Selic, without exposure to counterparty risk.

In relations with financial institutions, the Company’s policy is to operate with low-risk institutions evaluated by rating agencies, in compliance with equity requirements previously defined and formalized. Additionally, the defined credit limits are periodically reviewed.

7.5 – Liquidity Risk

The liquidity needs of the Company are a responsibility of the areas of treasury and funding, which are aligned in their operations and continuously monitor the short, medium and long-term cash flows, both forecasted and realized, seeking to avoid possible mismatches and financial losses and ensuring that the liquidity requirements are sufficient for its operational needs.

The table below presents non-derivative financial liabilities of the Group by maturity, corresponding to the remaining period in the balance sheet until the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

12/31/2011	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years
Loans and financing	4,047,972	2,416,820	6,484,413	32,196,189
Financial lease liabilities	142,997	259,034	388,551	1,127,959
Debentures	210,984	—	—	—
Suppliers	3,882,948	875	—	—
Advance for future capital increase	1,064,164	—	—	—
Concessions payable – UBP	1,427	3,472	14,246	296,508

12/31/2010	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years
Loans and financing	1,868,466	455,637	2,865,163	27,949,170
Financial lease liabilities	120,485	240,933	361,400	1,092,214
Suppliers	5,563,938	2,081,548	2,061,540	—
Advance for future capital increase	639,278	—	—	—
Concessions payable – UBP	—	1,313	10,118	150,133

8 - Sensitivity Analysis

The following tables present scenarios for indexes and rates with their respective impacts on the Company’s results. For the sensitivity analysis, forecasts and/or estimates based on macroeconomic assumptions obtained from the Focus Report, disclosed by the Central Bank and Economic Outlook 86 and published by OECD were used as a likely scenario for the end of 2012.

Sensitivity analyses of the loans and financing agreements were carried out in four different scenarios: two of them with an increase in the outstanding balance indexing currencies and two with a decrease in these indexing currencies. The analyses were limited to the agreements that presented exposure to the exchange rate and prices’ index.

Depreciation of the indexes - Loans granted (in centavos and %)

Currency (Risk)	Balance US$	Balance R$	Probable 2012	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
U.S. Dollar	3,211,422	6,023,985	1.77	1.33	0.89	4,263,163	2,842,108
Real	1,977,506	3,709,405	5.07%	3.80%	2.54%	3,850,455	3,803,438

TOTAL	3,211,422	9,733,390				8,113,618	6,645,546

Appreciation of the indexes - Loans granted (in centavos and %)

Currency (Risk)	Balance US$	Balance R$	Probable 2012	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
U.S. Dollar	3,211,422	6,023,985	1.77	2.21	2.66	7,105,271	8,526,325
Real	1,977,506	3,709,405	5.07%	6.34%	7.61%	3,944,489	3,991,505

TOTAL	3,211,422	9,733,390				11,049,760	12,517,830

Sensitivity analyses of loans and financing agreements granted were carried out in four different scenarios: two of them with increase in the outstanding balance indexing currencies and two with decrease in these indexing currencies. The analyses were limited to the agreements granted that presented exposure to the exchange rate and prices index.

Depreciation of the indexes - Loans granted (in centavos and %)

Agreements Obtained – Negative Variation – 4Q11			Index			Balance R$ thousand
Currency (Risk)	Balance US$ thousand	Balance R$ thousand	Probable 2012	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar (R$/US$)	9,575,952	17,962,570	1.77	1.3275	0.8850	12,712,076	8,474,717
EURO(R$/€)	42,229	79,213	2.4147	1.8111	1.2074	56,059	37,373
Yen(R$/¥)	185,779	348,484	0.0230	0.0172	0.0115	246,621	164,414

TOTAL	9,803,959	18,390,267				13,014,756	8,676,504

Appreciation of the indexes - Loans granted (in centavos and %)

Agreements Obtained – Positive Variation – 4Q11			Index			Balance R$ thousand
Currency (Risk)	Balance US$ thousand	Balance R$ thousand	Probable 2012	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar (R$/US$)	9,575,952	17,962,570	1.77	2.21255	2.6550	21,186,793	25,424,151
EURO(R$/€)	42,229	79,213	2.4147	3.0184	3.6221	93,431	112,118
Yen(R$/¥)	185,779	348,484	0.0230	0.0287	0.0345	411,036	493,243

TOTAL	9,803,959	18,390,267				21,691,260	26,029,512

Sensitivity analyses of the regulatory assets arising from the trading of Itaipu Binacional’s electricity were carried out. The analyses were limited to the variation in the real – dollar exchange rate, including two scenarios where there was currency appreciation of 25% and 50% and two scenarios where there was currency depreciation of 25% and 50%.

Depreciation of Indexes of Itaipu Financial Asset:

ITAIPU Financial Asset			Index			Balance R$ thousand
Currency (Risk)	Balance US$ thousand	Balance R$ thousand	Probable 2011	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar (R$/US$)	9,911,586	18,592,152	1.77	1.3275	0.8850	13,157,630	8,771,753

Appreciation of Indexes of Itaipu Financial Asset:

ITAIPU Financial Asset			Index			Balance R$ thousand
Currency (Risk)	Balance US$ thousand	Balance R$ thousand	Probable 2011	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar (R$/US$)	9,911,586	18,592,152	1.77	2.2125	2.6550	21,929,383	26,315,260

Sensitivity analyses were conducted for electricity supply agreements of electric-intensive consumers Albras and Alumar, subdivided into Alcoa and BHP, with a provision referring to premium due to aluminum price variation premium on the international market.

Therefore, in these hybrid agreements, the sensitivity analysis considered a variation over price of premium earned as seen in Table 1. The volatility components of premium basically are: the price of primary aluminum at LME, foreign exchange and CDI. Below, it is possible to see the impact of each scenario on the company’s results.

Derivative in 12/31/2011	Scenario I (-25%) Indexes and prices	Scenario II (-50%) Indexes and prices	Scenario I (+25%) Indexes and prices	Scenario II (+50%) Indexes and prices
376,950	42,796	—	853,126	1,189,289

The sensitivity analyses were elaborated as established by CVM Rule No. 475/2008, to measure the impact of the changes in the market variables for each of the Company’s financial instruments. Therefore, there are projections based on evaluation of macroeconomic scenarios and not meaning that the transactions will have the values presented in the period of the analysis being considered.

9 – Fair Value Estimate

It is assumed that the balances of accounts receivable from customers and accounts payable to suppliers at carrying amount, less PCLD, are close to their fair values. The fair value of financial liabilities, for disclosure purposes, is estimated by discounting the future contractual cash flows by the market interest rate, available for the Company for similar financial instruments.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments by the valuation technique:

	CONSOLIDATED 12/31/2011
	Level 1	Level 2	Level 3	Total
Marketable Securities	—	11,438,443	—	11,438,443
Derivatives designated as hedge	—	380,567	—	380,567
Founder’s shares	—	—	212,419	212,419
Equity Instruments	—	629,707	—	629,707
Financial Assets Available for Sale	1,561,533	—	45,902	1,607,435
Financial Investments	331,452	524,294		855,746
Sureties and deposits	—	161,942	—	161,942

Total assets	1,892,985	13,134,953	258,321	15,286,259

	CONSOLIDATED 12/31/2010
	Level 1	Level 2	Level 3	Total
Marketable Securities	—	7,543,978	—	7,543,978
Derivatives	(2,038)	—	540,072	538,034
Derivatives designated as hedge	—	582,404	—	582,404
Founder’s shares	—	—	194,761	194,761
Equity Instruments	1,548	—	—	1,548
Financial Assets Available for Sale	1,610,908	—	52,410	1,663,318
Total assets	1,610,418	8,126,382	767,243	10,524,043

Derivatives destined to hedge	—	540,540	—	540,540

Total liabilities	—	540,540	—	540.540

Financial assets and liabilities registered at fair value were classified and disclosed according to the following levels:

Level 1 – quoted prices (unadjusted) in active markets, liquid and visible for identical assets and liabilities accessible on the measurement date;

Level 2 – quoted prices (may be adjusted or not) for similar assets or liabilities in active markets, other entries not observable in level 1, directly or indirectly, in the terms of the asset or liability, and

Level 3 – assets and liabilities whose prices do not exist or that these prices or valuation techniques are supported by a small or non-existing market, not observable or liquid. At this level, the fair value estimate becomes highly subjective. The fair value of financial instruments traded in active markets (such as securities held for trading and available for sale) is based on market prices quoted on the balance sheet date. A market is seen as active if the quoted prices are readily and regularly available from a Stock Exchange, a distribution company, a broker, an industry group, a pricing service or regulatory agency, and those prices represent real market transactions occurring regularly in basis purely commercial.

The market price quoted used for financial assets held by the Company is the current competing price. These instruments are included in Level 1. Instruments included in Level 1 comprise, mainly, equity investments of FTSE 100 classified as negotiable securities or available for sale.

The fair value of financial instruments not negotiated in active markets (for example, OTC derivatives) is determined using valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and trust as least as possible in the entity’s specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument will be included in Level 2.

If one or more relevant information is not based on data adopted by the market, the instrument will be included in level 3.

Specific valuation techniques used to value financial instruments include:

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

NOTE 43 – MAIN CONSOLIDATED FINANCIAL STATEMENT IMPACTS RESULTING FROM THE FIRST-TIME ADOPTION OF IFRS AS COMPARED TO U.S. GAAP AND PREVIOUS BRAZILIAN GAAP

1. Reconciliation of US GAAP to IFRS

Presented below are the reconciliations between the shareholders’ equity under U.S. GAAP presented in the consolidated financial statements included in the December 31, 2009 Form 20-F filed with the SEC, as of December 31, 2008 (equivalent to the date of transition to IFRS, January 1, 2009) and as of December 31, 2009 and the comprehensive income (loss) under U.S. GAAP for the year ended as of December 31, 2009 and the corresponding balances as adjusted to IFRS.

Presented below are the explanations regarding relevant adjustments impacting the shareholders’ equity and the comprehensive income (loss):

	As of the transition date January 1, 2009	As of December 31, 2009
Shareholders’ equity as originally presented under U.S. GAAP	69,730,480	69,797,754
Post employment obligations (h)	238,410	107
IFRIC 12 (c)	561,991	1,119,964
Reversal of Impairment (f)	—	673,232
Fair Value of Investments (b)	(2,326,343)	(3,610,178)
Equity (b)	446,727	1,673,157
Shareholders’ Remuneration (g)	9,336,958	—
Regulatory Assets and Liabilities (e)	(232,896)	(283,815)
Itaipu Binacional Consolidation adjustments (a)	(116,490)	(87,060)
Consolidation adjustments (d)	(50,915)	32,140
Others	(278,016)	63,749
Shareholders’ equity as presented under IFRS	77,309,906	69,379,050

Presented below are the explanations regarding relevant adjustments in the balance sheets and in the income statement:

Comprehensive income (loss) as originally presented under U.S. GAAP

	Net Income	Other Comprehensive Income	Total Comprehensive Income
As originally presented under U.S. GAAP	(1,633,485)	2,522,195	888,710
Impairment Reversal	673,232	—	673,232
Pension Plan	454,373	(1,045,555)	(591,182)
Consolidation	597,566	472,416	1,069,982
Income tax	(137,304)	—	(137,304)
IFRIC 12	(74,456)	—	(74,456)
Equity	1,346,502	(807,523)	538,979
Others	23,712	(28,556)	(4,844)
As presented under IFRS	1,250,140	1,112,977	2,363,117

a) Itaipu Binacional Consolidation

Itaipu Binacional is a joint venture owned equally by ELETROBRAS and ANDE - Administración Nacional de Eletricidad (a company owned by the Government of Paraguay). It was created by an international treaty entered into by the governments of Brazil and Paraguay, which establishes the overall terms and conditions that apply to Itaipu Binacional, ELETROBRAS is responsible for acquiring and reselling its share (50%) of the electric power generated by Itaipu Binacional and all the relevant decisions are taken unanimously. For IFRS purposes, Itaipu Binacional is classified as a joint venture, which the Company accounts for by a proportional consolidation (50%).

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

Based on the reasons discussed above, Itaipu Binacional has been fully included in the U.S. GAAP consolidated financial statements of ELETROBRAS, in accordance with ASC-810 Consolidation. The adjustments noted in the “Itaipu” column relate to the additional 50% consolidated for U.S. GAAP purposes.

b) Investments

Under U.S. GAAP, ASC 320, “Investments in Debt and Equity Securities”, an entity, at acquisition, shall classify equity securities into trading securities available for sale securities or held-to-maturity. It is also permitted for entities to measure investments in debt and equity securities at fair value when there is readily determinable fair value information. Investments in associates were not accounted using equity method under U.S. GAAP due to the inability of obtaining financial information from such associates, therefore it was concluded that there was no significant influence under U.S. GAAP (ASC \323 “Investments: Equity method and Joint ventures”). Accordingly, investments in associates were classified as available for sale securities. These investments are recognized at their publicly quoted market price, when available and under cost basis as per ASC 325 “Cost method investments” when readily determinable fair value information is not available.

Under IFRS, these investments in associates have been accounted for using the equity method, and as a result, the fair value adjustment under U.S. GAAP was reversed and the respective equity method adjustment has been recorded, including dividends received.

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

With respect to Itaipu, all of the infrastructure was classified as being in the scope of IFRIC 12 due to the following specific facts:

•

Itaipu Binacional is governed by a Bilateral Treaty signed in 1973, which established tariff conditions; the basis of tariff formation being determined exclusively to cover expenses and the debt service of this Company.

•	Tariff basis and trading terms are in force until 2023, which correspond to a significant part of the useful life of the power plant.

The infrastructure was classified as a financial asset under IFRS, which was treated as fixed assets under U.S. GAAP. This resulted in the reclassification of accounts receivable, reimbursement rights, fixed assets, reimbursement obligations, and suppliers as a financial asset. There was also an impact on income statement mainly due to differences between amortization rates based on consession terms for IFRS and regulatory depreciation rates for U.S. GAAP purposes.

d) Consolidation of SPE’s

Special purpose entities (“SPE”), which were previously not consolidated, started to be consolidated in compliance with IFRS. The Company started to take into effect the proportional consolidation of the investments qualifying as joint venture from January 1, 2009. These entities were not consolidated for U.S. GAAP purposes due to the inabity of obtaining financial information from such entities.

e) Regulatory Assets and Liabilities

Under U.S. GAAP, the recoverable costs to be deferred under ASC 980 – Regulated Operations, are classified as Deferred Regulatory Assets since this amount will be recovered through future tariffs. However, for IFRS purposes, regulatory assets and liabilities subject to tariff adjustment in subsequent periods are not provided for in the current accounting framework of IFRS and, as such, were reverted in all presented periods.

f) Reversal of Impairment

In prior years, the Company recorded an impairment in the amount of approximately R$ 673 million for certain electricity generation fixed assets. In 2009, a new analysis was performed by the Company, based mainly in a new fact which is related to the renewal of a concession for an additional period of 20 year of impaired assets. This fact resulted in the reversal of impairment under IFRS. However, impairment reversals are not allowed under U.S. GAAP.

g) Shareholders remuneration

The Company declared dividends in prior years that, based on statutory law, were not paid due to the shortage of cash, and such dividends were recorded in a reserve in the equity accounts as allowed by applicable law. Under U.S. GAAP, these dividends have always been recorded as a liability. Payment of these dividends was determined in 2009. For IFRS purposes, these dividends were treated as a liability from December 31, 2009, thus reverting the liability under U.S. GAAP against equity as of January 1, 2009.

h) Post employment obligations

Although there are no significant differences in the actuarial calculation of post-employment obligations for IFRS compared to U.S. GAAP, it is required that the accumulated unrecognized actuarial gains and losses can be recognized at the first-time adoption of IFRS, in the opening balance as of January 1, 2009. Additionally, the Company is no longer applying the “corridor” approach for IFRS. Instead the Company recognizes all actuarial gain or losses through other comprehensive income, whereas the “Corridor” method was still applicable for U.S. GAAP in 2009. Under IFRS, the Company adopted the limit criteria for recognition of the actuarial asset as provided for in IFRIC 14, and the minimum funding requirements also provided for in the referred standard. These adjustments were taken into effect substantially in the opening balance.

i) Deferred Income and Contribution Taxes

In compliance with IAS 12, a number of adjustments result in a deferred income tax adjustment as they do not have an immediate impact for tax purposes.

2. Reconciliation of Brazilian GAAP to IFRS

BALANCE SHEET

(in millions of Reais)

	CONSOLIDATED
ASSET	12/31/2008				01/01/2009
		Itaipu Effect	IFRIC 12	Others
	BR GAAP				IFRS
CURRENT			—
Cash and Equivalents	12,832,000	—	—	(7,304,532)	5,527,468
Restricted Cash	734,386	—	—	—	734,386
Accounts Receivable	4,341,459	(907,647)	—	(315,418)	3,118,394
Financial Asset of Concession Agreements	—	—	522,851	—	522,851
Financial Asset - Itaipu	—	1,100,155	—	—	1,100,155
Financings and Loans	1,493,271	—	—	6,149	1,499,420
Fuel Consumption Account	554,748	—	—	(3,854)	550,894
Investment Remuneration	261,093	—	—	(199,142)	61,951
Marketable Securities	—	—	—	7,439,509	7,439,509
Renegotiated Credits	619,871	—	—	(619,871)	—
Deferred Tax Assets	2,081,850	—	—	(1,571,967)	509,883
Reimbursement Rights	516,766	—	11,043	—	527,809
Other Debtors	377,879	—	—	(4,809)	373,070
Warehouse	759,963	—	—	(164,053)	595,911
Prepaid expenses	76,874	—	—	(31,596)	45,278
Financial Instruments	—	—	—	52,640	52,640
Others	947,497	—	—	(584,553)	362,944

	25,597,657	192,507	533,894	(3,301,496)	23,022,563
NON CURRENT
LONG TERM ASSETS
Financings and Loans	13,467,643	—	—	(62,465)	13,405,178
Renegotiated Credits	2,070,302	—	—	(2,070,302)	—
Accounts Receivable	—	—	—	1,874,062	1,874,062
Marketable Securities	617,889	—	—	584	618,473
Stock of Nuclear Fuel	725,142	—	—	(4,848)	720,294
Financial Asset of Concession Agreements	—	—	20,821,244	—	20,821,244
Financial Asset - Itaipu	—	24,119,962	—	—	24,119,962
Deferred Tax Assets	2,786,948	—	—	663,769	3,450,717
Escrow Deposits		—	—	991,957	991,957
Fuel Consumption Account	572,279	—	—	—	572,279
Reimbursement Rights	4,312,809	(4,312,809)	—	—	—
Financial Instruments	—	—	—	40,050	40,050
Others	1,363,886	—	—	(351,644)	1,012,242

	25,916,898	19,807,153	20,821,244	1,081,163	67,626,458

	CONSOLIDATED
ASSET	12/31/2008				01/01/2009
		Itaipu Effect	IFRIC 12	Others
	BR GAAP				IFRS
Advances for corporate shares	4,027				4,028

	25,920,925				67,630,486
INVESTMENTS	5,896,865	—	—	(853,721)	5,043,144
FIXED ASSETS	80,262,674	—	(22,149,299)	(21,617,717)	36,495,658
INTANGIBLES
Concession Agreements	—	—	1,328,055	—	1,328,055
Others	375,811			410,728	786,539

	86,535,350	—	(20,821,244)	(22,060,710)	43,653,396

TOTAL ASSETS	138,053,932	19,999,660	533,894	(24,281,042)	134,306,444

BALANCE SHEET

(in millions of Reais)

	(443,476)	(443,476)	(443,476)	(443,476)	(443,476)
	Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2008 BR GAAP				01/01/2009 Opening Balance - IFRS
CURRENT
Financing and Loans	1,714,611	—	—	(579,115)	1,135,497
Compulsory Loans	85,205	—	—	741	85,946
Suppliers	2,594,567	—	—	(90,274)	2,504,293
Advances from Clients	53,159	—	—	—	53,159
Taxes and Social Contributions	2,075,726	—	—	(1,265,190)	810,536
Fuel Consumption Account	670,482	—	—	(2,856)	667,626
Shareholders’ Remuneration	1,948,109	—	—	(260,661)	1,687,448
National Treasury Credit	72,236	—	—	—	72,236
Estimated Liabilities	550,573	—	—	50,088	600,661
Reimbursement Obligations	923,344	(443,476)	—	—	479,868
Complementary Pension Plan	502,699	—	—	7,498	510,197
Provisions for Contingencies	1,481,709	—	—	(1,178,257)	303,452
Regulatory Fees	708,285	—	—	(13,038)	695,247
Leasing	—	—	—	106,435	106,435
Concessions Payable	—	—	—	—	—
Financial Instruments	—	—	—	296,134	296,134
Others	906,311	—	—	(253,895)	652,417

	14,287,017	(443,476)	—	(3,182,390)	10,661,151

	Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2008 BR GAAP				01/01/2009 Opening Balance - IFRS
NON CURRENT
Financing and Loans	18,297,562	—	—	8,612,669	26,910,231
National Treasury Credit	2,854,201	(2,450,772)	—	—	403,429
Suppliers	—	—	—	—	—
Global Reversion Reserve - RGR	7,193,770	—	—	(7,193,770)	—
Compulsory Loans	129,866	—	—	—	129,866
Taxes and Social Contributions	2,713,664	—	—	(241,492)	2,472,172
Shareholders’ Remuneration	—	—	—	—	—
Decommission Obligations	266,168	—	—	—	266,168
Advances from Clients	1,018,488	—	—	—	1,018,488
Fuel Consumption Account	1,432,982	—	—	(19,943)	1,413,039
Provisions for Contingencies	1,695,556	—	—	2,074,109	3,769,666
Complementary Pension Plan	1,567,002	—	—	612,842	2,179,845
Provision for Unfunded Liabilities in Subsidiaries	—	—	—	—	(1)
Reimbursement Obligations	—	—	—	—	—
Leasing	—	—	—	1,685,071	1,685,071
Concessions Payable	—	—	656,249	—	656,249
Advances for Future Capital Increase	—	—	—	4,287,353	4,287,353
Financial Instruments	—	—	—	40,050	40,050
Others	746,628	—	—	357,133	1,103,761

	37,915,887	(2,450,772)	656,249	10,214,022	46,335,386
MINORITY INTEREST	232,668	—	—	(232,668)	—
	—	—	—	—	—
SHAREHOLDERS’ EQUITY	—	—	—	—	—
Capital Stock	26,156,567	—	—	—	26,156,567
Treasury Stock	—	—	—	—	—
Capital Reserves	26,048,342	—	—	—	26,048,342
Revaluation Reserves	196,906	—	—	(196,906)	—
Profit Retention	28,900,908	—	—	—	28,900,908
Retained Earnings	—	—	—	(4,086,684)	(4,086,684)
Asset Valuation Adjustments	28,285	—	—	168,621	196,906
Proposed Additional Dividend	—	—	—	257,836	257,836
Other Comprehensive Income	—	—	—	(285,485)	(285,485)
Minority Interest	—	—	—	121,516	121,516

	81,331,008	—	—	—	77,309,906
Advances for Future Capital Increase	4,287,351	—	—	(4,287,353)

	000000000	000000000	000000000	000000000	000000000
	Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2008 BR GAAP				01/01/2009 Opening Balance - IFRS
	85,618,359	—	—	(8,308,455)	77,309,906

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,053,932	(2,894,248)	656,249	(1,509,485)	134,306,443

	Consolidated
Assets	12/31/2009				12/31/2009
	BR GAAP	Itaipu Effect	IFRIC 12	Others	IFRS
CURRENT
Cash and Equivalents	15,398,093	—	—	(6,780,799)	8,617,294
Restricted Cash	1,341,719	—	—	—	1,341,719
Accounts Receivable	4,260,617	—	—	(4,260,617)	—
Accounts Receivable	—	(915,393)	—	4,017,443	3,102,079
Financial Asset of Concession Agreements	—	—	715,720	—	715,720
Financial Asset - Itaipu	—	854,656	—	—	854,656
Financings and Loans	1,922,866	—	—	3,327	1,926,193
Fuel Consumption Account	375,558	—	—	502,275	877,833
Investment Remuneration	340,607	—	—	(261,881)	78,726
Marketable Securities	—	—	—	7,662,640	7,662,640
Renegotiated Credits	421,922	—	—	(421,922)	—
Deferred Tax Assets	1,120,239	—	—	206,694	1,326,933
Reimbursement Rights	946,212	(724,693)	—	—	221,519
Other Debtors	582,749	—	—	19,982	602,731
Warehouse	859,285	—	—	(184,181)	675,104
Prepaid Expenses	88,176	—	—	(29,411)	58,765
Financial Instruments	—	—	—	227,540	227,540
Others	536,922			(25,120)	511,773

	28,194,966	(785,430)	715,720	675,970	28,801,225
NON CURRENT
Financings and Loans	9,836,412	—	—	3,416	9,839,828
Renegotiated Credits	1,523,630	—	—	(1,523,630)	—
Accounts Receivable		—	—	1,431,080	1,431,080
Marketable Securities	687,291	—	—	(103)	687,188
Stock of Nuclear Fuel	755,434	—	—	—	755,434
Financial Asset of Concession Agreements	—	—	22,352,102	—	22,352,102
Financial Asset – Itaipu	—	16,744,837	—	—	16,744,837
Deferred Tax Assets	4,581,036	—	—	(87,813)	4,493,223
Escrow Deposits	—	—	—	1,521,317	1,521,317
Fuel Consumption Account	1,074,402	—	—	99,178	1,173,580
Reimbursement Rights	1,842,309	(1,842,309)	—	—	—
Financial Instruments	—		—	228,020	228,020

Assets	12/31/2009				12/31/2009
	BR GAAP	Itaipu Effect	IFRIC 12	Others	IFRS
Others	712,452	—	—	53,694	766,145

	21,012,966	14,902,528	22,352,102	1,725,159	59,992,755
Advances for corporate shares	4,000	—	—	—	4,000

	21,016,966	—	—		59,996,755
INVESTMENTS	6,816,146	—	—	(1,528,039)	5,288,107
FIXED ASSETS	77,261,818	—	(34,373,372)	(1,290,841)	41,597,605
INTANGIBLES	—	—
Concession Agreements	—	—	991,879	—	991,879
Others	526,764	—	506,040	—	1,032,804

	84,604,728	—	(32,875,453)	(2,818,880)	48,910,395

TOTAL ASSETS	133,816,660	14,117,098	(9,807,631)	(417,751)	137,708,376

BALANCE SHEET

(in millions of Reais)

	Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2009 BR GAAP				12/31/2009 IFRS
CURRENT
Financing and Loans	998,626	—	—	116,559	1,115,275
Compulsory Loans	12,941	—	—	734	13,675
Suppliers	3,471,735	—	—	(392,121)	3,079,614
Advances from Clients	63,400	—	—	—	63,400
Taxes and Social Contributions	1,144,100	—	—	(180,735)	963,365
Fuel Consumption Account	923,535	—	—	—	923,535
Shareholders’ Remuneration	3,553,545	—	—	(339,095)	3,214,450
National Treasury Credit	76,036	—	—	—	76,036
Estimated Liabilities	832,535	—	—	(160,321)	672,214
Reimbursement Obligations	1,264,046	(407,045)	—	—	857,001
Complementary Pension Plan	423,087	—	—	(71,938)	351,149
Provisions for Contingencies	121,526	—	—	131,182	252,708
Regulatory Fees	596,468	—	—	(7,035)	589,433
Leasing	—	—	—	108,827	108,827
Concessions Payable	—	—	—	—	—
Financial Instruments		—	—	40,050	40,050
Others	681,843	—	—	267,360	949,113

	14,163,424	(407,045)	—	(486,534)	13,269,844
NON CURRENT
Financing and Loans	16,791,118	—	—	11,601,424	28,392,542
National Treasury Credit	1,344,571	(1,033,265)	—	—	311,306
Suppliers			—	—	—
Global Reversion Reserve – RGR	7,656,946	—	—	(7,656,946)	—
Compulsory Loans	127,358	—	—	—	127,358
Taxes and Social Contributions	1,155,410	—	—	118,480	1,273,890
Shareholders’ Remuneration	7,697,579	—	—	—	7,697,579

	Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2009 BR GAAP				12/31/2009 IFRS
Decommission Obligations	215,306	—	—	108,020	323,326
Advances from Clients	978,980	—	—	—	978,980
Fuel Consumption Account	908,832	—	—	435,548	1,344,380
Provisions for Contingencies	2,302,017	—	—	1,226,900	3,528,917
Complementary Pension Plan	2,000,398	—	—	(8,387)	1,992,012
Provision for Unfunded Liabilities in Subsidiaries	—	—	—	—	—
Reimbursement Obligations	—	—	—	—	—
Leasing	—	—	—	1,639,448	1,639,448
Concessions Payable	—	—	761,131	—	761,131
Advances for Future Capital Increase	—	—	—	4,712,825	4,712,825
Financial Instruments	—	—	—	228,020	228,020
Others	2,177,792	—	—	(430,024)	1,747,768

	43,356,307	(1,033,265)	761,131	11,975,308	55,059,482
MINORITY INTEREST	205,144			(205,144)	—

SHAREHOLDERS’ EQUITY
Capital Stock	26,156,567	—	—	—	26,156,567
Treasury Stock	—	—	—	—	—
Capital Reserves	26,048,342	—	—	—	26,048,342
Revaluation Reserves	179,427	—	—	(179,427)	—
Profit Retention	19,009,667	—	—	—	19,009,668
Retained Earnings	—	—	—	(3,345,744)	(3,345,744)
Asset Valuation Adjustments	(15,043)	—	—	194,470	179,427
Proposed Additional Dividend	—	—	—	370,755	370,755
Other Comprehensive Income	—	—	—	827,491	827,491
Minority Interest	—	—	—	132,543	132,543

	71,378,960	—	—	(1,999,912)	69,379,050

Advances for Future Capital Increases	4,712,825	—	—	(4,712,825)	—

	76,091,785	—	—	(6,712,737)	69,379,050

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	133,816,660	(1,440,310)	761,131	4,570,893	137,708,376

CONSOLIDATED INCOME STATEMENT

(in millions of Reais)

	12/31/2009				12/31/2009
	BR GAAP	Itaipu Effect	IFRIC 12	Others	IFRS
NET OPERATING REVENUES	27,652,513		(4,445,242)	1,504,665	24,711,937
				—

	12/31/2009				12/31/2009
	BR GAAP	Itaipu Effect	IFRIC 12	Others	IFRS
OPERATING EXPENSES				—
Personnel Supplies and Services	6,453,314			32,904	6,486,218
Profit sharing for employees and management	207,482			77,052	284,534
Electricity purchased for reselling	6,122,533	(2,541,137)		—	3,581,396
Fuel for electricity production	742,372			13,913	756,285
PASEP and COFINS	1,504,665			(1,504,665)	—
Use of the grid	1,270,463			(7,055)	1,263,408
Remuneration and indemnification	1,184,482	3,550		—	1,188,032
Depreciation and amortization	2,397,874		(773,628)	—	1,624,246
Amortization - Assets linked to distribution	—			—	—
Operation and maintenance - Distribution	—			—	—
Construction	—		1,723,960	—	1,723,960
Operation and maintenance - Transmision	—			—	—
Construction - Transmission	—			—	—
Depreciation and amortization - Fixed Assets and Intangibles	—			—	—
Operating provisions	1,516,796			623,610	2,140,406
Itaipu’s income to offset	669,675			—	669,675
Donations and contributions	237,872			106	237,978
Others	904,351			(199,903)	704,449

	23,211,880	(2,537,587)	950,332	(964,038)	20,660,585
OPERATING INCOME BEFORE THE FINANCIAL RESULT	4,440,634			(389,283)	4,051,351

FINANCIAL RESULT
Financial Revenues
Revenues from interest, commissions and taxes	1,037,626			(2,139)	1,035,487
Revenue from financial investments	1,416,513			48,269	1,464,782
Arrears surcharge on electricity	200,148			27,997	228,145
Monetary restatement	334,699			21,323	356,023
Other financial revenues	—			736,766	736,766
	—				—
Financial Expenses	—				—
Debt charges	(1,686,761)			(71,712)	(1,758,473)
Leasing charges	0			(213,470)	(213,470)
Charges on stakeholders’ resources	(1,467,632)			(1,081)	(1,468,713)
Exchange rate variations	(3,979,338)			(39,304	(4,018,643)
Other financial expenses	(1,129,157)			1,129,157	—

	(5,273,903)	—	—	1,635,806	(3,638,097)
OTHER (EXPENSES) AND REVENUES	(97,697)			97,697

	12/31/2009				12/31/2009
	BR GAAP	Itaipu Effect	IFRIC 12	Others	IFRS
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTIONS	(930,966)	—	—	1,344,220	413,254

Income tax	887,304			(251,429)	635,875
Social contribution on net income	309,115			(108,105)	201,010

NET INCOME OF THE YEAR	265,453	(2,537,587)	950,332	984,686	1,250,139

NOTE 44 – RELATED PARTIES TRANSACTIONS

The controller of Eletrobras is the federal government that holds 40.88% of the capital of the company (see Note 35).

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

FEDERAL GOVERNMENT ENTITIES	ASSET	LIABILITY	RESULT
Consumers and resellers	9,901	—	—
Electric Energy supply	14,801	—	—
Other revenues	—	—	55,011

	24,702	—	55,011
BNDES
Financing and loan payable	—	8,173,793	—

	—	8,173,793	—
REAL GRANDEZA
Account receivable	1,927	—	—
Pension Fund Contributions	—	4,740	—
Account payable	—	(438,949)	—
Agreement of actuarial debt	—	56,762	—
Others liabilities	—	24,261	—
Pension Fund Contributions	—	—	(15,011)
Other expenses	—	—	(62,048)
Actuarial provision	—	—	40,134
Contribution for administrative expense	—	—	(2,517)

	1,927	(353,186)	(39,442)
NUCLEOS
Pension Fund Contributions	—	1,788	—
Actuarial provision/ Post-retirement cost	—	—	(15,734)
Pension Fund Contributions	—	—	-11,704

	—	1,788	(27,438)
RS ENERGIA
Account receivable	3,503	—	—
Interest on capital/dividends receivable	773	—	—
Permanent shareholding	142,046	—	—
Equity result	—	—	3,253
Accumulated equity	4,158	—	—
Revenue from services rendered	—	—	1,957
Other revenues	—	—	13

	150,480	—	5,223
UIRAPURU
Account receivable	17	—	—
Interest on capital/dividends receivable	1,382	—	—
Permanent shareholding	33,011	—	—
Accumulated equity	6,238	—	—
Equity result	—	—	3,680
Use of electric grid revenue	—	—	55
Revenue from services rendered	—	—	2,091
Other revenues	—	—	13

	40,648	—	5,839
ARTEMIS
Account receivable	501	—	—
Interest on capital/dividends receivable	4,863	—	—
Permanent shareholding	148,578	—	—
Accumulated equity	10,402	—	—
Equity result	—	—	11,983
Use of electric grid revenue	—	—	5,984
Other revenues	—	—	84

	164,344	—	18,051

FEDERAL GOVERNMENT ENTITIES	ASSET	LIABILITY	RESULT
PORTO VELHO
Account receivable	5	—	—
Permanent shareholding	190,293	—	—
Accumulated equity	1,904	—	—
Equity expenses	—	—	(1,330)
Other revenues	—	—	58

	192,202	—	(1,272)
NORTE BRASIL
Permanent shareholding	23,530	—	—
Interest on capital/dividends receivable	250	—	—
Accumulated equity	(7,411)	—	—
Equity result	—	—	1,164

	16,369	—	1,164
ETAU
Account receivable	55	—	—
Interest on capital/dividends receivable	2,055	—	—
Permanent shareholding	9,567	—	—
Accumulated equity	10,732	—	—
Equity result	—	—	5,413
Revenue from services rendered	—	—	664
Other revenues	—	—	7

	22,409	—	6,084
ESBR
Permanent shareholding	562,342	—	—
Accumulated equity	(7,934)	—	—
Equity expenses	—	—	(3,646)

	554,408	—	(3,646)
CERRO CHATO I
Account receivable	5	—	—
Permanent shareholding	180	—	—
Accumulated equity	2,095	—	—
Use of electric grid revenue	—	—	15
Other revenues	—	—	7

	2,280	—	22
CERRO CHATO II
Account receivable	5	—	—
Permanent shareholding	180	—	—
Accumulated equity	(180)	—	—
Use of electric grid revenue	—	—	23
Other revenues	—	—	7

	5	—	30
CERRO CHATO III
Account receivable	5	—	—
Interest on capital/dividends receivable	652	—	—
Permanent shareholding	180	—	—
Accumulated equity	(180)	—	—
Equity result	—	—	2,927
Use of electric grid revenue	—	—	30
Other revenues	—	—	7

	657	—	2,964

FEDERAL GOVERNMENT ENTITIES	ASSET	LIABILITY	RESULT
TELES PIRES
Advance for future capital increase	—	—	—
Permanent shareholding	187,928	—	—
Accumulated equity	(828)	-	-
Equity expenses	—	—	(828)

	187,100	—	(828)
INTEGRAÇÃO
Interest on capital/dividends receivable	2,060	—	—
Accumulated equity	8,898	—	—
Equity result	—	—	8,646

	10,958	—	8,646
AMAPARI ENERGIA
Permanent shareholding	34,105	—	—
Equity result	—	—	6,109

	34,105	—	6,109
ENERGÉTICA ÁGUAS
Permanent shareholding	81,474	—	—
Equity result	—	—	20,188

	81,474	—	20,188
FACHESF
Suppliers	—	7,181	—
Pension Fund Contributions	—	9,317	—
Actuarial debt agreements	—	381,560	—
Actuarial expenses	—	—	44,101
Operating expenses	—	—	(16,381)

	—	398,058	27,720
NORTE ENERGIA
Permanent shareholding	217,672	—	—
Equity expenses	—	—	(997)

	217,672	—	(997)
TDG
Permanent shareholding	15,235	—	—
Equity result	—	—	2,217

	15,235	—	2,217
MANAUS TRANSMISSÃO
Permanent shareholding	122,268	—	—
Account payable	—	112	—
Comprehensive other results	—	(467)	—
Revenue from services rendered	—	—	1,722
Equity expenses	—	—	(8,041)

	122,268	(355)	(6,319)
IEMADEIRA
Permanent shareholding	359,756	—	—
Revenue from services rendered	—	—	5,028
Others Créditos	—	—	260
Equity result	—	—	10,872

	359,756	—	16,160
MANAUS CONSTRUÇÃO
Interest on capital/dividends receivable	8,432	—	—
Permanent shareholding	6,392	—	—
Equity result	—	—	8,874

	14,824	—	8,874

FEDERAL GOVERNMENT ENTITIES	ASSET	LIABILITY	RESULT
STN
Account receivable	174	—	—
Permanent shareholding	195,267	—	—
Suppliers	—	1,271	—
Equity result	—	—	28,314
Revenue from services rendered	—	—	2,055
Financing revenues (IOC)	—	—	5,872
Use of electric grid charges	—	—	(10,869)

	195,441	1,271	25,372
INTESA
Interest on capital/dividends receivable	609	—	—
Permanent shareholding	31,692	—	—
Suppliers	—	929	—
Equity result	—	—	3,095
Use of electric grid charges	—	—	(8,429)

	32,301	929	(5,334)
EAPS
Consumers and resellers	244	—	—
Interest on capital/dividends receivable	4,252	—	—
Permanent shareholding	75,638	—	—
Equity result	—	—	18,604

	80,134	—	18,604
ESBR Part.
Permanent shareholding	554,408	—	—
Comprehensive other results	—	(3,253)	—
Equity expenses	—	—	(3,646)

	554,408	(3,253)	(3,646)
SETE GAMELEIRAS
Permanent shareholding	1,850	—	—
Equity expenses	—	—	(157)

	1,850	—	(157)
S. PEDRO DO LAGO
Permanent shareholding	1,803	—	—
Equity expenses	—	—	(143)

	1,803	—	(143)
PEDRA BRANCA
Permanent shareholding	1,737	—	—
Equity expenses	—	—	(179)

	1,737	—	(179)
BRASVENTO MIASSABA
Advance for future capital increase	10,685	—	—
Permanent shareholding	(352)	—	—

	10,333	—	—
BRASVENTO EOLO
Advance for future capital increase	8,112	—	—
Permanent shareholding	(550)	—	—

	7,562	—	—

FEDERAL GOVERNMENT ENTITIES	ASSET	LIABILITY	RESULT
ANDE
Consumers and resellers	52,115	—	—
Others Assets	18,102	—	—
Other obligations	—	(33,582)	—
Revenue from services rendered	-	-	195,336
Financing revenues	—	—	2,371
Financial expenses	—	—	508
Other expenses	—	—	(35,296)

	70,218	(33,582)	162,919
FIBRA
Account payable	—	(43,031)	—
Pension Fund Contributions	—	(2,811)	—
Financial expenses	—	—	(4,253)
Pension Fund Contributions	—	—	(17,336)

	—	(45,842)	(21,589)
CAJUBI
Account payable	—	(26,421)	—
Pension Fund Contributions	—	(4,534)	—
Others liabilities	—	(686,480)	—
Financial expenses	—	—	(508)
Actuarial expenses	—	—	(144,970)
Pension Fund Contributions	—	—	(19,284)

	—	(717,434)	(164,762)
ENERPEIXE
Consumers and resellers	545	—	—
Permanent shareholding	536,651	—	—
Others Assets	87	—	—
Revenue from services rendered	—	—	6,909
Use of electric grid revenue	—	—	4,448

	537,283	—	11,357
TRANSLESTE
Permanent shareholding	23,630	—	—
Others Assets	375	—	—
Suppliers	—	(132)	—
Revenue from services rendered	—	—	2
Use of electric grid charges	—	—	(1,146)

	24,005	(132)	(1,144)
TRANSUDESTE
Account receivable	11	—	—
Permanent shareholding	13,894	—	—
Others Assets	2,830	—	—
Suppliers	—	(81)	—
Revenue from services rendered	—	—	123
Use of electric grid charges	—	—	(709)

	16,735	(81)	(586)
TRANSIRAPÉ
Permanent shareholding	10,713	—	—
Others Assets	2,432	—	—
Suppliers	—	(56)	—
Use of electric grid charges	—	—	(492)

	13,145	(56)	(492)
CENTROESTE
Advance for future capital increase	3,527	—	—
Account receivable	6
Permanent shareholding	17,191	—	—
Others Assets	44	—	—
Suppliers	—	(55)	—
Revenue from services rendered	—	—	511
Use of electric grid charges	—	—	(482)

	20,768	(55)	29

FEDERAL GOVERNMENT ENTITIES	ASSET	LIABILITY	RESULT
BAGUARI
Consumers and resellers	84	—	—
Advance for future capital increase	82,632	—	—
Permanent shareholding	7,713	—	—
Others Assets	9	—	—
Use of electric grid revenue	—	—	1,418

	90,438	—	1,418
RETIRO BAIXO
Advance for future capital increase	58	—	—
Permanent shareholding	106,010	—	—
Others Assets	2,605	—	—

	108,673	—	—
CHAPECOENSE
Permanent shareholding	276,365	—	—
Financial expenses	—	—	(828)

	276,365	—	(828)
MADEIRA ENERGIA
Permanent shareholding	645,738	—	—
Suppliers	—	(420)	—

	645,738	(420)	—
INAMBARI
Others Assets	252	—	—
Permanent shareholding	6,937

	7,189	—	—
TRANSENERGIA RENOVÁVEL
Advance for future capital increase	31,360	—	—
Account receivable	13	—	—
Permanent shareholding	39,461	—	—
Account payable	—	(9)	—
Revenue from services rendered	—	—	1,550
Use of electric grid charges	—	—	(78)

	70,834	(9)	1,472
MGE TRANSMISSÃO
Permanent shareholding	10,696	—	—
Advance for future capital increase	23,520	—	—
Account receivable	110	—	—
Others Assets	176	—	—
Revenue from services rendered	—	—	1,001

	34,502	—	1,001
GOIÁS TRANSMISSÃO
Permanent shareholding	16,040	—	—
Advance for future capital increase	24,500
Revenue from services rendered	—	—	1,848

	40,540	—	1,848

FEDERAL GOVERNMENT ENTITIES	ASSET	LIABILITY	RESULT
REI DOS VENTOS
Advance for future capital increase	10,036	-	-
Permanent shareholding	(348)	—	—

	9,688	—	—
SEFAC ENERGIA
Permanent shareholding	145,464	—	—
Account receivable	(841)	—	—
Others Assets	987	—	—
Revenue from services rendered	—	—	433
Purchase of energy	—	—	(129,207)

	145,610	—	(128,774)
TRANS SÃO PAULO
Advance for future capital increase	7,987	—	—
Permanent shareholding	16,615	—	—
Others Assets	179	—	—
Revenue from services rendered	—	—	604

	24,781	—	604
TRANS GOIÁS
Permanent shareholding	2,786	—	—
Revenue from services rendered	—	—	5

	2,786	—	5
CALDAS NOVAS
Permanent shareholding	50	—	—

	50	—	—
IE GARANHUS
Permanent shareholding	980	—	—

	980	—	—

Key Personnel Compensation

	12/31/2011	12/31/2010
Executive officers and board members compensation	30,457	24,545
Salaries and payroll charges	6,371	4,821
Other	4,146	3,051

	40,975	32,417

The estimate of amount to be appropriated referring to 2011 Profit Sharing to be paid to employees in 2012 is R$37,800.

NOTE 45 – BUSINESS SEGMENT INFORMATION

Operational segments are defined as business activities from which it is possible to obtain revenues and incur expenses, on which operational decisions are made. The main operational decision maker, responsible for allocating resources and for appraising the performance of operational segments is the Board of Directors, which is also responsible for the Company’s strategic decision making.

The Board of Directors assesses the performance of operational segments based on net income measurement.

Business segment information, corresponding to the fiscal year ended on December 31, 2011 and December 31, 2010, are as follows:

12/31/2011

	Management	Generation	Transmission	Distribution	Total
Net Operating Revenue	192,963	19,093,367	7,778,698	2,467,716	29,532,744
Operating Expenses	(2,094,716)	(13,690,743)	(7,071,445)	(2,532,998)	(25,389,902)

Operating Result Before Financial Result	(1,901,753)	5,402,624	707,253	(65,282)	4,142,842

Financial Result	1,909,379	(1,218,314)	(436,152)	(20,460)	234,453
Income From Investments in Subsidiaries	464,181	11,680	6,924	—	482,785
Income Tax/Social Contribution	(189,200)	(696,752)	(198,294)	(13,815)	(1,098,061)
Non-Controlling Interest	(29,454)	—	—	—	(29,454)

Net Income for the Year	253,153	3,499,238	79,731	(99,557)	3,732,565

12/31/2010

	Management	Generation	Transmission	Distribution	Total
Net Operating Revenue	126,478	18,398,128	5,894,556	2,412,923	26,832,085
Operating Expenses	(1,500,234)	(13,270,258)	(5,558,101)	(2,761,874)	(23,090,467)

Operating Result Before Financial Result	(1,373,756)	5,127,870	336,455	(348,951)	3,741,618

Financial Result	732,722	(937,998)	(109,589)	(49,258)	(364,123)
Income From Investments in Subsidiaries	641,740	520	27,495	—	669,755
Income Tax/Social Contribution	(215,596)	(1,096,289)	(171,673)	(10,707)	(1,494,265)
Non-controlling Interest	(305,072)	—	—	—	(305,075)

Net Income for the Year	(519,962)	3,094,103	82,688	(408,916)	2,247,913

31/12/2009

	Management	Generation	Transmission	Distribution	Total
Net Operating Revenue	29,281	16,006,550	4,607,074	2,498,000	23,140,905
Operating Expenses	(2,560,632)	(10,826,693)	(4,503,602)	(2,769,658)	20,660,585

Operating Result Before Financial Result	(2,531,351)	5,179,857	103,472	(271,658)	2,480,320

Financial Result	(3,981,327)	(6,811)	487,745	(137,704)	(3,638,097)
Income From Investments in Subsidiaries	1,554,588	34,827	(18,383)	—	1,571,032
Income Tax (IRPJ)/Social Contribution (CSLL)	1,266,418	(217,767)	(207,921)	(3,845)	836,885
Non-controlling Interest	(338,673)	—	—	—	-338,673

Net Income for the Year	(4,030,345)	4.990.106	364,913	(413,207)	911,467

Sales between segments were presented as sales between independent parties. Revenues from external parties were measured consistently with revenues presented in the income statement.

Operating segments have not been aggregated in presenting reportable segments. The determination of the segment presentation is based on the information provided to the Chief Operating Decision Maker (CODM).

The Company provides to the CODM relevant income statement information according to the segments, but it does not provide segment-based asset and liability information to the CODM. Therefore, according to IFRS 8 paragraph 23, the report of the assets and liabilities according to each segment is not necessary given that it is not provided to the CODM. The Company will provide, in future filings, a reference in the financial statements which will include the business segment information.

NOTE 46 – SUBSEQUENT EVENTS

1. Management Agreement – Celg Distribution

The Company and the State Government of Goiás entered into a Management Agreement on April 24, 2012 to foster economic and financial recovery of Celg Distribuição S/A (Celg D) and, subsequent to the implementation of all the Agreement’s terms, to purchase by the Company of 51% of the ordinary shares with voting rights, which is supported by the Provisional Measure 559/12. In light of this fact, the Company assumed, as of January 2012, the executive management of Celg D by means of its majority representation on the Board of Executive Officers, appointing four executive officers including the chief executive officer.

The State Government of Goiás announced its intention to close the capital of Celg de Participações - Celgpar, in order to promote the corporate restructuring of Celg D pursuant to Law no. 6.404/76. The Company will acquire the controlling interest of Celg D after registering the change in Celgpar’s status at the Brazilian Securities Commission (CVM), currently declared as a publicly-held company, and will execute the Management Agreement. The Shareholders’ Agreement will also be executed according to Celgpar and a Shareholders’ Agreement referring to Celg D, setting forth the parties’ governance commitments.

2. Review of Useful Life of Assets – new depreciation rates

On February 16, 2012, Aneel published Normative Rule nº 474/2012, which establishes new annual depreciation rates for assets in services granted from the Electricity Sector, the rates of which were adopted by the Company with corporate purposes given that they property represent assets’ useful lives.

These amendments will be effective as of January 1, 2012, and introduce changes in relation to the last estimates of useful life and depreciation rates adopted as of December 31, 2011 for the fixed assets in service.

The table below sets forth the main reviews of annual depreciation rates:

REGISTER UNITS	ANNUAL DEPRECIATION RATE		INCREASE/(REDUCTION)
	Up to 12/31/2011	As of 12/31/2011
Boiler	5.00%	4.00%	-1.00%
Conductor with tension equal or superior to 69kv	2.50%	2.70%	0.20%
Frequency converter	4.00%	6.67%	2.67%
General equipment	10.00%	6.25%	-3.75%
General IT equipment	10.00%	16.67%	6.67%
Structure (tower) equal or superior to 69kv	2.50%	2.70%	0.20%
Water intake structure	4.00%	2.86%	-1.14%
Equipment and busbar support structure	2.50%	3.13%	0.63%
Panel, swithcboard and cubicle	3.00%	3.57%	0.57%
Ground system	2.50%	3.03%	0.53%
Protection, mensuration and automation systems	3.00%	6.67%	3.67%
Ground transformer	2.00%	3.33%	1.33%
Power transformer	2.50%	2.86%	0.36%
Gas turbine	5.00%	4.00%	-1.00%
Vehicles	20.00%	14.29%	-5.71%
Boiler	5.00%	4.00%	-1.00%

We estimate that new depreciation rates will not cause no significant effects on the Company’s results.

3. Reorganization of Celpa

On February 28, 2012, Celpa filed for reorganization pursuant to Law no. 11.101/05, which was accepted by the judge of the 6th Civil Court of Belém, state of Pará, on February 29, 2012. Celpa’s Judicial Recuperation Plan was presented on May 4, 2012 in Court but is pending the approval of its creditors. The Plan was also presented to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).

Currently, this reorganization raises several uncertainties, which will decrease to the extent formalities and arrangements with creditors solify, which may occur within 180 days.

Celpa is an electric power distribution concessionaire owned by QMRA, which holds a controlling interest of 51.26% of the company’s total capital and by Eletrobras, which holds a non-controlling interest of 34.24%.

The petition for reorganization filed by Celpa raises uncertainties as to the Company’s future results and its ability to settle liabilities. Therefore, Celpa recognized on December 31, 2011 allowances for doubtful accounts over loans and financing granted, based on a discount rate compatible with Celpa’s situation and its related risk. Thus, Celpa recognized as provisions for investments losses corresponding to all assets, as set forth below:

	12/31/2011	12/31/2010
Loans and Financing	419,908	328,351
(-) Allowance for doubtful accounts	(120,199)	—

	299,709	328,351
Dividends receivable	27,513	27,513
Investments	171,370	305,304

	198,883	332,817
(-) Provision for investment losses	(198,883)	—
	299,709	661,168

José da Costa Carvalho Neto	Armando Casado de Araújo
Chief Executive Officer	Chief Financial and Investor Relations Officer

Valter Luiz Cardeal de Souza	Miguel Colasuonno
Engineering Officer	Administrative Officer

José Antônio Muniz Lopes
Marcos Aurélio Madureira da Silva
Distribution Officer
João Vicente Amato Torres	Transmission Officer
Accountant
CRC-RJ-057.991/O-S-DF