Form 20-F/A
period 2011-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2012-07-03
CIK 1439124

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

Explanatory Note — Amendment

We, Centrais Elétricas Brasileiras S.A. – Eletrobras, are filing this Form 20-F/A to include in our Annual Report on Form 20-F for the year ended December 31, 2011 (or Annual Report), (i) revised note 43 to our financial statements as of and for the year ended December 31, 2011 to expand the disclosure of the differences between Brazilian GAAP and IFRS as issued by the IASB and differences between U.S. GAAP and IFRS as issued by the IASB for 2009 when the Company transitioned to IFRS, (ii) pursuant to Rule 3-09 of Regulation S-X, financial statements and accompanying notes of Companhia de Transmissão de Energia Elétrica Paulista (or CTEEP), (iii) pursuant to Rule 3-09 of Regulation S-X, financial statements and accompanying notes of Companhia Estadual de Geração e Transmissão de Energia Elétrica Companhia Energética do Maranhão S/A (or CEMAR), (iv) pursuant to Rule 3-09 of Regulation S-X, financial statements and accompanying notes of Companhia Estadual de Distribuição de Energia Elétrica (or CEEE-D) and (v) pursuant to Rule 3-09 of Regulation S-X, financial statements and accompanying notes of Companhia Estadual de Geração e Transmissão de Energia Elétrica (or CEEE-GT). As of December 31, 2011, we owned a 35.42% interest in CTEEP and a 33.55% interest in CEMAR. As of December 31, 2011, we owned a 32.59% interest in CEEE-D and a 32.59% interest in CEEE-GT.

Rule 3-09 of Regulation S-X provides that if a 50% or less owned person accounted for by the equity method meets the first or third condition of the significant subsidiary tests set forth in Rule 1-02(w) of Regulation S-X, substituting 20% for 10%, separate financial statements for such 50% or less owned person shall be filed. As CTEEP, CEMAR, CEEE-D and CEEE-GT met such test as of and for the year ended December 31, 2009, we have included in this Form 20-F/A the financial statements as of and for the years ended December 31, 2011, 2010 and 2009. Items 17, 18 and 19 the financial statements as of and for the year ended December 31, 2011 included in our Annual Report are the only portion of the Annual Report being supplemented or amended by this Form 20-F/A.

This Form 20-F/A does not change any other information set forth in the original Form 20-F filed by us for the year ended December 31, 2011.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

Please see (i) our amended consolidated financial statements beginning on page F-1 of this Form 20-F/A, (ii) the financial statements as of and for the years ended December 31, 2011, 2010 and 2009 of CTEEP beginning on page F-148 of this Form 20-F/A, (iii) the financial statements as of and for the years ended December 31, 2009, 2010 and 2011 of CEMAR beginning on page F-228 of this Form 20-F/A, (iv) the financial statements as of and for the years ended December 31, 2009, 2010 and 2011 of CEEE-D beginning on page F-310 of this Form 20-F/A and (v) the financial statements as of and for the years ended December 31, 2009, 2010 and 2011 of CEEE-GT beginning on page F-380 of this Form 20-F/A. CEMAR, CEEE D, CEEE-GT and CTEEP constituted significant subsidiaries in 2009 under IFRS.

ITEM 19. EXHIBITS

Item 19 of our Annual Report on Form 20-F for the year ended December 31, 2011, filed on May 22, 2012, is amended by the addition of the following exhibits:

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

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the year ended December 31, 2011, 2010 and 2009

Contents

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

COMPANHIA ENERGÉTICA DO MARANHÃO S/A

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

Rio de Janeiro, May 21, 2012 except for the note 43 which is dated as of July 2, 2012

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

Transition to IFRS

Historically, to comply with the requirements in Brazil, the Company prepared its financial statements in accordance with Brazilian GAAP. For purposes of adopting IFRS, the Company considered its previous GAAP to be Brazilian GAAP. The information and reconciliation from previous GAAP (Brazilian GAAP) to IFRS is presented below.

For purposes of preparing financial statements to file with the Securities and Exchange Commission on Form 20-F, the Company prepared its financial statements in accordance with U.S. GAAP. The Company has presented a reconciliation from U.S. GAAP to IFRS as outlined below.

1	Basis of transition to IFRS as compared to Brazilian GAAP

1.1	Application of IFRS 1

The financial statements of the Company for the year ended December 31, 2010 are the first annual consolidated Financial Statements according to the IFRSs. The Company applied IFRS 1 in the preparation of these Financial Statements.

The transition date of the Company is January 1, 2009. The Company has prepared its opening balance sheet according to the IFRS on this date.

In preparing the Financial Statements according to IFRS 1, the Company applied the relevant mandatory exceptions and certain optional exemptions related to full retrospective application of the IFRS.

1.2	Exemptions of full retrospective application adopted by the Company

The Company chose to apply the following exemptions related to retrospective application:

(a)	Exemption of pension benefits

The Company chose to recognize all past actuarial gains and losses cumulatively at January 1, 2009.

(b)	Exemption for presentation of accumulated exchange conversion adjustments

The Company chose to adjust to zero the accumulated effects on the transition date for IFRS, which were from the conversion of the Financial Statements and the transition to IFRS. The Company recognized the conversion adjustments directly in a specific account in shareholders’ equity.

(c)	Exemption for capitalization of costs of loans

The Company has chosen to apply the exemption provided for in IFRS 1 related to costs of loans and did not reprocess interest capitalizations prior to the transition date.

(d)	Exemption for initial treatment of IFRIC 12

The Company has chosen to apply the exemption provided for in IFRS 1 related to the infrastructure of assets classified as concession assets on the transition date and made the corresponding reclassifications based on the residual book value on January 1, 2009, due to the concession substantially pre-existing contracts of the Company for which it was not feasible to use the retrospective adjustment.

(e)	Use of attributed cost

The Company did not account for the value added of assets at their fair value. Given the imminence of the end of the concessions of a relevant part of the operations of the Company (in the year 2015) and considering the uncertainties related to the value of the indemnification, the historical cost was maintained as the base value of fixed assets. The Company understands that the fair value of its assets exceeds their book value, however, conservatively and taking into account the opinion of independent legal advisor as well as the assessment of the realization capability of its assets, the Company has concluded that the historical cost represents, at this moment, the best basis for the accounting measurement of fixed assets. The consideration of indemnification at book value was maintained for the impairment of assets and the formation of the residual value of the assets.

Other exemptions provided for in IFRS 1 are not applicable to the Company and its subsidiaries.

1.3	Exceptions to retrospective application followed by the Company

The Company has applied the mandatory exception related to estimates in retrospective application, given that the estimates according to IFRS on January 1, 2009 and on December 31, 2009, are consistent with the estimates made on the same dates according to accounting standards adopted in Brazil.

Other mandatory exceptions in IFRS 1 were not applied, since there were no significant differences related to accounting standards adopted in Brazil in these areas or were not applicable to the Company:

•	Hedge accounting.

•	Reversal of financial assets and liabilities.

•	Non-controlling shareholders’ interest.

1.4	Reconciliation between Brazilian GAAP and IFRS

Presented below is general discussion of the differences between Brazilian GAAP and IFRS as they relate to the Company. Presented after this discussion is a quantified reconciliation of shareholders’ equity at January 1, 2009 and December 31, 2009 and net income for December 31, 2009 determined in accordance with Brazilian GAAP to that determined in accordance with IFRS as issued by the IASB. The explanation of the quantified differences follows the reconciliation.

(a)	Consolidation of SPE

Special purpose companies - SPEs previously not consolidated, started to be consolidated in compliance with IFRS. Beginning in January 1, 2009, the Company started to take into effect the proportional consolidation of the investments qualifying as shared control.

(b)	Retirement liabilities adjustment

The Company has chosen to apply the exemption of pension plans under IFRS 1. Additionally, the Company adopted the limit for recognition of the actuarial asset criteria and the minimum coverage requirements as provided for in IFRIC 14. These adjustments were substantially taken into effect in the opening balance.

(c)	Use of public property – UBP

The Company accounted for the present value of the obligations of payment for use of public property, or onerous concession, as a liability, as a counterpart of an intangible asset on the transition date to IFRS.

(d)	Interest on capital - JCP and dividends

According to the accounting standards adopted in Brazil, interest on capital and dividends are recognized at the end of the fiscal year, even if the dividends have not been officially declared, but will take place in the following year.

(e)	Fixed assets

As provided for in the specific chart of accounts of the energy sector approved by ANEEL, in previous years there was the capitalization of various expenditures not qualifying as capitalizable expenses according to IAS 36. These expenses include: certain general and administrative expenses, interest on equity capitalized on work in progress, foreign exchange rate changes, late environmental expenses and others. Brazilian Corporation Law established monetary restatement of non-monetary assets until the end of 1995. However, according to the definition of hyperinflationary economy under the terms of IAS 29, monetary restatement of the referred assets should have been calculated until 1997. The Company researched the referred expenses for electricity generation assets that remained classified as fixed assets. This research led to adjustments, and it should be taken into account, as well, the fact that the Company considers in the basis of the formation of the residual value of the fixed asset the object of reimbursement, of its book value.

(f)	Classification of cash and cash equivalents

The Company has investments in exclusive funds whose portfolio is substantially comprised of long-term public securities, and the acquisition of such securities as a main basis is part of the investment profile. These securities have, in their majority, maturities longer than 90 days Investments of this nature started to be classified as short-term investments, according to IAS 7.

(g)	Regulatory assets and liabilities

The electricity distribution companies registered, according to the accounting standards previously adopted, regulatory assets and liabilities subject to tariff adjustment in subsequent periods. These assets and liabilities are not provided for in the current accounting framework of IFRS and were removed in all presented periods.

(h)	Investments

Certain investments in minority equity interest investments accounted for at cost under previously adopted accounting practices started to be accounted for at market value according to IAS 39 and were classified as available for sale.

(i)	Advances for future capital increase – AFAC

Advances previously classified in shareholders’ equity were reclassified to non-current liabilities, given that they do not meet the conditions to be classified as equity instruments as specified in IAS 32.

(j)	Proposed dividends

Only the minimum mandatory dividends will be registered in liabilities in the Financial Statements before their approval. The dividend distribution proposed by the Management exceeding the minimum mandatory amount will be registered in shareholders’ equity, in a specific account in revenue reserves, denominated proposed dividends reserve, and will be registered in liabilities after the approval at the Ordinary Shareholders’ Meeting. Thus, the dividends registered in liabilities on January 1, 2009 and on December 31, 2009, referring to complementary dividend distribution proposed by the Management for the fiscal year, were reclassified in shareholders’ equity accounts.

(k)	Net revenues

According to the accounting practices previously adopted, presentation of the Company’s revenue in the statement income of segregated gross operating revenue, deductions of the gross operating revenue and net operating revenue. IAS 18 Revenues established that, for purposes of disclosure in the income statement, revenues will include solely the gross inflow of economic benefits received and receivable by the entity when arising from its own activities. The amounts charged on behalf of third parties, such as taxes on sales and the resources destined to research and development as determined by ANEEL, are not economic benefits flowing to the entity and do not increase the shareholders’ equity; therefore, they will not be presented as revenues.

(l)	Financial Lease

The Company has some energy purchase contracts that fall into scope of leasing under the terms of IFRIC 4. Such contracts should be classified as financial leases in accordance with IAS, therefore the present value of the minimum future payments of the financial lease were recorded in the transition date

(m)	Derivatives

The Company has long term supply contracts associated to an international aluminum price, quoted on the London Metal Exchange (LME), as a basic asset for purposes of defining the monthly values of the contracts. Such contracts meet the definition of embedded derivatives, therefore the fair value of these derivatives that were not recorded under Brazilian GAAP were recorded in the IFRS accounts

(n)	Financial Guarantees

The Company participates as guarantor of a number of projects. The Company provided in the line provisions, in non-current liabilities, the fair value of the amounts guaranteed by Eletrobrás and already released by the funding banks. The fair value is calculated based on a percentage of the total released.

(o)	Deferred Taxes

The taxes effects on the related IFRS adjustments were recorded when applicable

(p)	Retained earnings

Except for reclassification items, all adjustments above were accounted for against initial retained earnings at January 1, 2009.

The following reconciliation presents the quantified effect of the transition to IFRS on the following dates:

•	Stockholders’ equity at January 1, 2009 and December 31, 2009

•	Income statement for the year ended December 31, 2009

•	Balance Sheet at the transition date of January 1, 2009

•	Balance Sheet at December 31, 2009

•	Net income for the year ended December 31, 2009

	As of the transition date January 1, 2009	As of December 31, 2009
Shareholders’ equity as originally presented under Brazilian GAAP	85,618,359	76,091,785
Advances for Future Capital Increase classification as liability (a)	(4,287,353)	(4,712,825)
Reversal of capitalized costs (b)	(2,402,025)	(2,425,406)
Provision for warranties (c)	(18,046)	(80,429)
Financial leasing (d)	(426,512)	(640,252)
Reversal of actuarial gains (e)	(931,046)	—
Actuarial provision (f)	(1,057,979)	(525,572)
Deferred taxes (g)	409,291	(96,778)
Reversal of regulatory assets and liabilities (h)	(273,733)	(262,004)
Fair value of available for sale investments (i)	721,529	826,269
Derivatives gain/(loss) (j)	(243,494)	187,490
Reclassification of additional proposed dividends (k)	257,836	370,755
IFRIC 12 (l)	—	427,333
Adjustments in associates (m)	(56,921)	218,684
Shareholders’ equity as presented under IFRS	77,309,906	69,379,050

As of December 31, 2009
Income statement as originally presented under Brazilian GAAP	265,453
Reversal of capitalized costs (b)	(23,381)
Financial Leasing (d)	(213,740)
Reversal of actuarial gain (e)	931,046
Actuarial provision (f)	63,094
Deferred taxes (g)	(506,069)
Reversal of regulatory assets and liabilities (h)	11,729
IFRIC 12 (l)	427,333
Derivatives gain (j)	430,984
Provision for warranties (c)	(62,383)
Adjustments in associates (m)	(73,926)
Shareholders’ equity as presented under IFRS	1,250,140

(a) Advances for future capital increase were previously classified in shareholders’ equity under Brazilian GAAP. These advances were reclassified to non-current liabilities under IFRS as they do not meet the conditions to be classified as equity instruments based on the guidance included in IAS 32.

(b) As provided for in the specific chart of accounts of the energy sector approved by ANEEL, in previous years the Company capitalized various expenditures under Brazilian GAAP which did not qualify as capitalizable expenses according to IAS 36. These expenses include: certain general and administrative expenses, interest on equity capitalized on work in progress, foreign exchange rate changes, late environmental expenses and others. Such capitalized costs were charged to the income statement in the IFRS financials, as financial expenses. The fixed assets portion corresponding to capitalized costs were written off at the transition date.

(c) The Company participates as guarantor of debt for certain projects that are under construction. For IFRS reporting, the Company recorded the fair value of the amounts guaranteed as other non-current liability on the balance sheet and as operating expenses on the income statement. Brazilian GAAP did not require the accrual for such guarantees.

(d) The Company has certain energy purchase contracts that fall into scope of leasing arrangements under the guidance of IFRIC 4. Such contracts should be classified as financial leases in accordance with IAS 17, and therefore, the present value of the minimum future payments of the financial lease were recorded at the transition date. Previous Brazilian GAAP did not consider such contracts as leasing arrangements and the amounts were expensed as incurred.

(e) In the previous Brazilian GAAP financial statements, the Company recorded certain actuarial assets that meet the asset ceiling criteria under the guidance included in IFRIC 14. The write-off of such assets was recorded at the transition date. In the Brazilian GAAP financial statements, these assets were written off in 2009 as result of the negotiations with the pension fund that based on the related terms did not achieve the necessary conditions for the realization of the asset. As a consequence, the actuarial asset, accounted for as other non-current assets were written off against other financial expenses.

(f) The Company adopted the accounting policy to record the full amount of the actuarial gains or losses and no longer applies the “corridor approach.” The effect of this change on the income statement was in the new measurement of the pension liabilities. This adjustment impacts the complementary pension plan liabilities and the operating provisions on the income statement.

(g) In compliance with IAS 12, deferred income taxes were recorded for the related IFRS adjustments.

(h) For IFRS purposes, regulatory assets and liabilities subject to tariff adjustments in subsequent periods are not accounted for in the current IFRS accounting framework. Accordingly such amounts were reversed. In the previous Brazilian GAAP financial statements the Company deferred these costs because assets or liabilities related to the amounts subject to future tariff adjustments met the criteria for recognition under Brazilian GAAP. At the transition date, the Company wrote off R$273,733 in regulatory assets.

(i) Investments in associates previously measured at cost in accordance with Brazilian GAAP were classified as available for sale securities and were measured by their fair value based on their publicly quoted marked prices when they were available.

(j) The Company has long term supply contracts tied to international aluminum prices as quoted on the London Metal Exchange (LME), as a basic asset for purposes of defining the monthly values of the contracts. Such contracts meet the definition of embedded derivatives, therefore the fair value of these derivatives that were not recorded under Brazilian GAAP were recorded in the IFRS accounts as financial instruments assets and financial revenues on the income statements.

(k) According to IAS 10, additional dividends received before the reporting date that exceed the minimum mandatory dividends proposed by management should not be classified as liabilities, and should be classified as stockholders’ equity. Under Brazilian GAAP, dividends were recorded based on the management´s proposal, which were higher than the minimum dividend.

(l) This adjustment relates to the effects of the application of IFRIC 12, which created a different basis for the infrastructure (mainly to transmission and distribution). Infrastructure that met the scope of IFRIC 12 was classified as a financial asset or mixed model (financial asset and intangible). The basis for revenue also changed mainly due to the fact that the financial assets are subject to financial revenue. In addition, the infrastructure classified as a financial asset is no longer subject to depreciation. The following table sets forth the impact on the 2009 income statement:

As of December 31, 2009
Net Operating Revenue	742,942
Depreciation and amortization	510,594
Construction cost	(1,312,469)
Financial Revenue	486,266
IFRIC 12 adjustments, net	427,333

(m) This adjustment relates to the adjustments recorded by the Company’s associates. In the event that the Company’s associates recorded adjustments in comprehensive income, the same procedure was followed by the Company.

2. Basis of transition to IFRS as compared to the U.S. GAAP

The 2010 financial statements in their 2011 Form 20-F as set forth below.

	As of the transition date January 1, 2009	As of December 31, 2009
Shareholders’ equity as originally presented under U.S. GAAP	69,730,480	69,797,754
Itaipu Binacional consolidation adjustments (a)	(167,405)	(54,920)
Fair Value of Investments (b)	(2,326,343)	(3,610,178)
Equity method investments (b)	446,727	1,673,157
IFRIC 12(c)	561,991	1,119,964
Regulatory Assets and Liabilities (d)	(232,896)	(283,815)
Reversal of Impairment(e)	—	673,232
Shareholders’ Remuneration (f)	9,336,958	—
Post employment obligations (g)	238,410	107
Adjustments in associates (h)	(278,016)	63,749

Shareholders’ equity as presented under IFRS	77,309,906	69,379,050

Comprehensive income (loss) as originally presented under U.S. GAAP

	Net Income	Other Comprehensive Income	Total Comprehensive Income
As originally presented under U.S. GAAP	(1,633,485)	2,522,195	888,710
Equity method investments (b)	1,346,502	(807,523)	538,979
IFRIC 12 (c)	(74,456)	—	(74,456)
Itaipu Binacional consolidation (a)	597,566	472,416	1,069,982
Reversal of Impairment(e)	673,232	—	673,232
Post employment obligations (g)	454,373	(1,045,555)	(591,182)
Deferred tax (i)	(137,304)	—	(137,304)
Adjustments in associates (h)	23,712	(28,556)	(4,844)

As presented under IFRS	1,250,140	1,112,977	2,363,117

(a) Itaipu Binacional Consolidation: Itaipu Binacional is a joint venture owned equally by Eletrobras and ANDE - Administración Nacional de Eletricidad (a company owned by the Government of Paraguay). It was created by an international treaty between the governments of Brazil and Paraguay. Eletrobras is responsible for acquiring and reselling its share (50%) of the electric power generated by Itaipu Binacional. For IFRS purposes, Itaipu Binacional is classified as a joint venture, which the Company accounts for using proportional consolidation (50%). The shareholders’ equity in Itaipu Binacional is not sufficient to fund all of its activities and, consequently, it needs financial support from Eletrobras and the Brazilian Federal Government (Eletrobras’ majority shareholder). Approximately 42% of Itaipu Binacional’s total debt is financed by Eletrobras and 56% by the Brazilian Treasury. In addition, even though Eletrobras is responsible for selling its share (50%) of the electric power generated by Itaipu Binacional, historically it is also responsible for the consumption of about 96% of the electric power generated by Itaipu Binacional. As a result of the reasons described in further detail above, Itaipu Binacional has been fully included in the U.S. GAAP consolidated financial statements of Eletrobras, in accordance with ASC-810 Consolidation. The adjustments noted in the “Itaipu” amount relate to the additional 50% consolidated for U.S. GAAP purposes. In the income statement there is an offsetting entry to the equity adjustment.

(b) Investments: Under U.S. GAAP, ASC 320, “Investments in Debt and Equity Securities,” an entity, at acquisition, shall classify equity securities into trading securities, available for sale securities or held-to-maturity, and it also permits the measurement of investments in debt and equity securities at fair value when fair value information is readily determinable. Investments in associates were not accounted using the equity method under U.S. GAAP because the Company was unable to obtain financial information from these associates and, therefore, the Company concluded that it did not have significant influence under U.S. GAAP (ASC 323 “Investments: Equity Method and Joint Ventures”). Accordingly, investments in associates were classified as available for sale securities. These investments are recognized at their publicly quoted market price when available and under their cost basis as per ASC 325 “Cost method investments” when readily determinable fair value information is not available. Under IFRS, these investments in associates have been accounted for using the equity method, and as a result, the fair value adjustment under U.S. GAAP was reversed and the respective equity method adjustment was recorded, including dividends received.

(c) IFRIC 12: According to IFRIC 12, when an operator is remunerated by the users of a public service as a result of obtaining the right to charge the operator a given price and for a given period as agreed with the grantor, the amount of this right given by the operator in the acquisition is recognized as an intangible asset. The following table set forth the impact on the 2009 income statement:

As of December 31, 2009
Net Operating Revenue	742.942
Depreciation and amortization	157.717
Construction cost	(1.312.469)
Financial Revenue	486.266

IFRIC 12 adjustments, net	74.456

On the other hand, when the grantor is responsible for the remuneration of the investment made by the operator and the agreement establishes that there is an unconditional right to receive cash or other financial assets, whether or not the infrastructure is actually used over the period of the concession, one must recognize this as a financial asset. This occurred with the Company’s transmissions concessions, and thus, resulted in a financial asset. In the electricity generation business, except for Itaipu and Amazonas Energia, IFRIC 12 is not applicable, and the infrastructure remains classified as fixed assets. However, the interpretation is applicable to electricity distribution and transmission, and these businesses qualify under the mixed model (a split between intangible and financial assets) and the financial model, respectively.

With respect to Itaipu, all of the infrastructure was classified under the scope of IFRIC 12 as a result of the following:

•	Itaipu Binacional is governed by a Bilateral Treaty signed in 1973 which established tariff conditions, the basis of the tariff to cover expenses and the debt service of Itaipu;

•	Tariff basis and trading terms are in force until 2023, and this corresponds to a significant part of the useful life of the plant.

The infrastructure was classified as a financial asset under IFRS and as fixed assets under U.S. GAAP. This resulted in the reclassification of accounts receivable, reimbursement rights, fixed assets, reimbursement obligations, and suppliers as financial assets. The income statement was also impacted as a result of the differences between amortization rates based on concession terms for IFRS and regulatory depreciation rates under U.S. GAAP. In addition the Company considered in the transition date the amount of the fixed assets was reclassified based on the Brazilian GAAP.

(d) Regulatory Assets and Liabilities: Under U.S. GAAP, the recoverable costs to be deferred under ASC 980 – Regulated Operations, are classified as Deferred Regulatory Assets because this amount will be recovered through future tariffs. However, for IFRS purposes, regulatory assets and liabilities subject to tariff adjustments in subsequent periods are not included in the current IFRS accounting framework and, as such, were reversed in all presented periods.

(e) Reversal of Impairment: In prior years, the Company recorded a R$673 million impairment for certain electricity generation fixed assets. In 2009, the Company performed a new analysis related to the renewal of a concession for an additional 20 year period. This resulted in the reversal of impairment under IFRS. Impairment reversals are not allowed under U.S. GAAP.

(f) Shareholders remuneration: The Company declared dividends in prior years that, based on statutory law, were not paid due to cash shortages, and these dividends were recorded as a reserve in the equity accounts as allowed under Brazilian law. Under U.S. GAAP these dividends have always been recorded as a liability. Payment of these dividends occurred in 2009. For IFRS purposes these dividends were treated as liabilities starting in December 31, 2009, thereby reversing the liability under U.S. GAAP against equity as of January 1, 2009.

(g) Post employment obligations: Although there are no significant differences in the actuarial calculation of post-employment obligations for IFRS compared to U.S. GAAP, the accumulated unrecognized actuarial gains and losses can be recognized in the opening balance as of the first-time adoption of IFRS, January 1, 2009. Additionally, the Company is no longer applying the “corridor” approach for IFRS, and instead recognizes all actuarial gain or losses through other comprehensive income. The “corridor” method was still applicable for U.S. GAAP in 2009. Under IFRS, the Company adopted the limited criteria for the recognition of the actuarial asset as provided for in IFRIC 14, and the minimum funding requirements also provided for in the referred standard. These adjustments were used substantially in the opening balance and impacted the complementary pension plan liabilities.

(h) This adjustment relates to the adjustments recorded by the Company’s associates. In the event that the Company’s associates recorded adjustments in comprehensive income, the same procedure was followed by the Company.

(i) Deferred income taxes were recorded for the related U.S. GAAP adjustments.

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

CONSOLIDATED FINANCIAL STATEMENTS

To the Management and Shareholders’

CTEEP—Companhia de Transmissão de Energia Elétrica Paulista

São Paulo—SP

We have audited the accompanying consolidated balance sheets of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista (“Company”), and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income , changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the IASB (International Accounting Standards Board).

The unaudited consolidated balance sheet at December 31 2011 and the related unaudited consolidated statements of income ,changes in shareholders equity and cash flows for the year then ended are shown for comparative puposes only. Such statements were not audited by us and accordingly we express no opinion on them.

São Paulo, November 16, 2011.

Directa Auditores

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 (unaudited), 2010 AND 2009

(IN THOUSANDS OF REAIS)

	Note	2011 (unaudited)	2010	2009
Assets
Current
Cash and cash equivalent	5	207,295	54,983	43,234
Accounts receivable	6	1,474,794	1,424,390	1,430,606
Inventories		50,052	44,791	43,328
Values receivable – Treasury secretary	7	14,906	22,938	19,439
Taxes and contributions payable	8	11,326	11,230	213,317
Advanced expenses		3,190	2,611	3,768
Derivative financial instruments	28	1,673	—	—
Others		74,529	35,802	17,190

		1,837,765	1,596,745	1,770,882

Non-current
Long term receivable
Accounts receivable	6	5,335,027	4,225,309	3,656,679
Values receivable Treasury secretary	7	810,750	681,129	557,027
Tax benefit – incorporated premium	9	119,079	147,911	176,743
Deferred income tax and social contribution	26	—	28,050	28,420
Escrows and related deposits	10	61,886	42,248	43,946
Inventories		145,395	184,264	126,854
Derivative financial instruments	28	54,195	—	—

Others		27,617	6,624	4,382

		6,553,949	5,315,535	4,594,051

Fixed assets	11	8,784	9,194	10,260
Intangible assets	12	8,998	9,944	12,882

		17,782	19,138	23,142

		6,571,731	5,334,673	4,617,193

Total assets		8,409,496	6,931,418	6,388,075

The notes are part of the consolidated financial statements.

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 (unaudited), 2010 AND 2009

(IN THOUSANDS OF REAIS)

	Note		2011 (unaudited)	2010	2009
Liabilities and shareholders’ equity
Current
Loans and financing	13		1,007,673	332,413	592,129
Debentures	14		389,825	2,154	—
Suppliers			83,056	93,964	70,806
Taxes and social charges payable	15		80,273	88,745	88,505
Taxes paid in installments—Law no. 11.941	16		12,273	10,353	9,853
Regulatory charges payable	17		28,824	49,559	40,018
Interests on shareholders’ equity and dividends payable	21	(b)	232,156	193,822	6,116
Allowances	18		23,277	22,662	27,688
Values payable – CESP foundation	19		6,244	6,503	6,917
Derivative financial instruments	28		27,226	—	—
Others			30,185	13,874	29,313

			1,921,012	814,049	871,345

Non-current
Long term payable
Loans and financing	13		984,264	540,032	457,281
Debentures	14		389,636	553,639	—
Taxes paid in installments—Law no. 11.941	16		145,236	144,964	137,885
PIS and COFINS deferred			229,519	117,632	60,218
Deferred income tax and social contribution	26		42,176	9,352	3,060
Regulatory charges payable	17		32,334	2,174	3,269
Allowances	18		101,832	161,688	167,953
Special liabilities – reversal/amortization	20		24,053	24,053	24,053

			1,949,050	1,553,534	853,719

Net equity	21
Capital	21	(a)	1,162,626	1,119,911	1,063,049
Capital reserve	21	(c)	2,202,281	2,231,113	2,259,945
Advance for future capital increase			666	666	666
Profit reserve	21	(d)	1,142,512	1,014,124	971,069
Distribution proposal of additional dividend	21	(b)	31,349	198,021	368,282

			4,539,434	4,563,835	4,663,011

Total liabilities and net equity			8,409,496	6,931,418	6,388,075

The notes are part of the consolidated financial statements.

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED STATEMENTS OF INCOME

DECEMBER 31, 2011 (unaudited), 2010 AND 2009

(IN THOUSANDS OF REAIS, EXCEPT FOR EARNINGS PER SHARE IN REAIS)

	Note		2011 (unaudited)	2010	2009
Net operating revenue	22		2,900,805	2,256,286	2,149,012
Construction and maintenance and operation services costs	23		(1,323,409)	(948,270)	(714,992)

Gross income			1,577,396	1,308,016	1,434,020

Operating (expenses) revenue
General and administrative	23		(120,634)	(129,851)	(213,641)
Management fees	23		(6,383)	(8,082)	(9,362)
Financial expenses	24		(336,577)	(152,253)	(177,138)
Financial revenue	24		136,057	47,557	156,027
Other expenses, net	25		(30,755)	(23,840)	(48,146)

Operating profit			1,219,104	1,041,547	1,141,760

Income tax and social contribution
Current	26		(244,206)	(222,630)	(278,654)
Deferred	26		(59,638)	(6,746)	(1,131)

			(303,844)	(229,376)	(279,785)

Net income of the year			915,260	812,171	861,975

Basic and diluted earnings per share (in Reais)	22	(e)	6.02735	5.36207	5.75533

The notes are part of the consolidated financial statements.

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

DECEMBER 31, 2011 (unaudited), 2010 AND 2009

(IN THOUSANDS OF REAIS)

	Capital	Capital reserve	Profit reserves					Proposal of distribution of additional dividends	Advance for future capital increase	Total
			Legal reserve	Statutory reserve	Unrealized profit	Reserve of earned income	Accrued profits
On January 1, 2009	1,000,000	2,286,374	133,753	100,000	38,809	619,121	—	228,390	666	4,407,113

Capital increase	63,049	(26,429)	—	—	—	—	—	—	—	36,620
Realization of reserve of unrealized profit	—	—	—	—	(2,276)	—	2,276	—	—	—
Payment of dividends								(228,390)		(228,390)
Interest on prescribed shareholders’ equity	—	—	—	—	—	—	283			283
Prescribed dividends	—	—	—	—	—	—	307			307
Net income of the year	—	—	—	—	—	—	861,975			861,975
Allocation of profit:
Constitution of legal reserve	—	—	41,401	—	—	—	(41,401)	—	—	—
Constitution of statutory reserve	—	—	—	6,305	—	—	(6,305)	—	—	—
Reserve of earned income		—	—	—	—	33,956	(33,956)	—	—	—
Interest on shareholders’ equity (R$ 1.671031 per share)	—	—	—	—	—	—	(250,610)	—	—	(250,610)
Interim dividends (R$ 1.094182 per share)	—	—	—	—	—	—	(164,287)	—	—	(164,287)
Proposed dividends (R$ 2.444514 per share)	—	—	—	—	—	—	(368,282)	368,282	—

On December 31, 2009	1,063,049	2,259,945	175,154	106,305	36,533	653,077	—	368,282	666	4,663,011

Capital increase (Note 21.a)	56,862	(28,832)	—	—	—	—	—	—	—	28,030
Realization of reserve of unrealized profit (Note 21.b)	—	—	—	—	(3,240)	—	3,240	—	—	—
Payment of dividends (Note 21.b)	—	—	—	—	—	—	—	(368,282)	—	(368,282)
Interest on prescribed shareholders’ equity (Note 21.b)	—	—	—	—	—	—	774	—	—	774
Prescribed dividends (Note 21.b)	—	—	—	—	—	—	1,748	—	—	1,748
Net income of the year	—	—	—	—	—	—	812,171	—	—	812,171
Allocation of profit:
Constitution of legal reserve (Note 21.b and 21.d.i)	—	—	40,609		—	—	(40,609)	—	—	—
Constitution of statutory reserve (Note 21.b and 21.d.ii)	—	—		5,686	—	—	(5,686)	—	—	—
Interest on shareholders’ equity (R$ 1.660255 per share) (Note 21.b)	—	—	—	—	—	—	(251,593)	—	—	(251,593)
Interim dividends (R$ 2.120969 per share) (Note 21.b)	—	—	—	—	—	—	(322,024)	—	—	(322,024)
Proposed dividends (R$ 1.304237 per share) (Note 21.b)	—	—	—	—	—	—	(198,021)	198,021	—	—

On December 31, 2010	1,119,911	2,231,113	215,763	111,991	33,293	653,077	—	198,021	666	4,563,835

	Capital	Capital reserve	Profit reserves					Proposal of distribution of additional dividends	Advance for future capital increase	Total
			Legal reserve	Statutory reserve	Unrealized profit	Reserve of earned income	Accrued profits
On December 31, 2010	1,119,911	2,231,113	215,763	111,991	33,293	653,077	—	198,021	666	4,563,835

Capital increase (Note 21.a)	42,715	(28,832)	—	—	—	—	—	—	—	13,883
Realization of reserve of unrealized profit (Note 21.b)	—	—	—	—	(2,217)	—	2,217	—	—	—
Payment of additional dividends proposed (Note 21.b)								(198,021)		(198,021)
Interest on prescribed shareholders’ equity (Note 21.b)	—	—	—	—	—	—	841			841
Prescribed dividends (Note 21.b)	—	—	—	—	—	—	1,315			1,315
Net income of the year	—	—	—	—	—	—	915,260			915,260
Allocation of profit:
Constitution of legal reserve (Note 21.b and 21.d.i)	—	—	16,762	—	—	—	(16,762)	—	—	—
Constitution of statutory reserve (Note 21.b and 21.d.ii)	—	—	—	4,272	—	—	(4,272)	—	—	—
Reserve of earned income (Note 21.b and 21.d.iv)		—	—	—	—	109,571	(109,571)	—	—	—
Interest on shareholders’ equity (R$ 1.671031 per share) (Note 21.b)	—	—	—	—	—	—	(254,540)	—	—	(254,540)
Interim dividends (R$ 1.094182 per share) (Note 21.b)	—	—	—	—	—	—	(503,139)	—	—	(503,139)

Proposed dividends (R$ 2.444514 per share) (Note 21.b)	—	—	—	—	—	—	(31,349)	31,349	—

On December 31, 2011 ( unaudited)	1,162,626	2,202,281	232,525	116,263	31,076	762,648	—	31,349	666	4,539,434

The notes are part of the consolidated financial statements.

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED ON DECEMBER 31, 2011 (unaudited), 2010 AND 2009

(IN THOUSANDS OF REAIS)

	2011 (unaudited)	2010	2009
Cash flow from operating activities
Net income of the year	915,260	812,171	861,975
Adjustments to reconcile net income to cash from operating activities
Federal VAT( PIS and COFINS) deferred	105,754	60,023	50,521
Depreciation and amortization	6,138	6,047	4,713
Deferred income tax and social contribution	59,638	6,746	1,131
Allowance for contingencies	1,589	1,042	3,087
Residual cost of written-off permanent assets	29	1,563	175
Tax benefit – incorporated premium	28,832	28,832	28,832
Interest and exchange and monetary variation on assets and liabilities	210,688	127,062	65,523
Realization of losses in joint subsidiaries	28,490	—	—
Loss on change of interest in joint subsidiary	(2,445)	160	—

(increase) decrease of assets
Accounts receivable	(1,145,961)	(582,470)	(470,589)
Inventories	33,584	(58,873)	(67,673)
Values receivable—Treasury secretary	(121,589)	(122,256)	(102,199)
Taxes and contributions payable	122	202,055	(210,077)
Escrows and related deposits	(19,638)	1,704	7,942
Derivative financial instruments	(2,088)	—	—
Others	(5,879)	(76,114)	8,578

Increase (decrease) of liabilities
Suppliers	(8,335)	22,746	34,513
Taxes and social charges payable	(8,519)	396	69,030
Taxes paid in installments—Law no. 11.941	(9,592)	—	147,738
Regulatory charges payable	9,252	8,445	3,955
Allowances	(60,843)	(12,307)	(19,425)
Values payable CESP foundation	(259)	(414)	704
Others	(39,624)	47,730	19,997

Net cash from operating activities	(25,396)	474,288	438,451

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

CONSOLIDATED STATEMENTS OF CASH FLOWS—CONTINUED

YEARS ENDED ON DECEMBER 31, 2011 (unaudited), 2010 AND 2009

(IN THOUSANDS OF REAIS)

	2011 (unaudited)	2010	2009
Cash flow from investing activities
Fixed assets	(2,475)	(3,605)	(5,238)
Intangible assets	(2,336)	—	(4,342)
Investments	(15,283)
Initial cash and cash equivalents balance of IEMG upon acquisition of the controlling interest	2,174

Net cash applied in investing activities	(17,920)	(3,605)	(9,580)

Cash flow from financing activities
Loans additions	1,554,266	993,458	576,959
Payment of loans (includes interest)	(453,374)	(728,747)	(480,785)
Payment of derivative financial instruments	(3,931)
Dividends paid	(915,216)	(751,675)	(641,455)
Payment of capital	13,883	28,030	36,620

Net cash used in financing activities	195,628	(458,934)	(508,661)

Net increase (decrease) in cash and cash equivalent	152,312	11,749	(79,790)

Cash and cash equivalent at the end of the year	207,295	54,983	43,234
Cash and cash equivalent at the beginning of the year	54,983	43,234	123,024

Change in cash and cash equivalent	152,312	11,749	(79,790)

The total interest paid during the period was R$ 138,976 (12.31.2010 R$ 135,548 and 12.31.2009— R$ 63,994) relating to loans and financing described in Note 13.

The notes are part of the consolidated financial statements.

CTEEP—COMPANHIA DE TRANSMISSÃO

DE ENERGIA ELÉTRICA PAULISTA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 (unaudited), 2010 AND 2009

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

1.2	Concessions

The Company has the right to explore, whether directly or indirectly, the following concession contracts of Public Utilities of Power Transmission:

					Periodical tax review				Allowed Annual Revenue - RAP
Concessionaire	Contract	Interest (%)	Term (years)	Maturity	Term	Next	RAP in degree	Adjustment Index	In thousands of R$	Base month
CTEEP	059/2001		20	07.07.15	4 years	2013	No	IGPM	1,992,484	06/11
CTEEP	143/2001		30	12.20.31	n/a	n/a	Yes	IGPM	15,793	06/11
IEMG	004/2007	100	30	04.23.37	5 years	2012	Yes	IPCA	14,193	06/11
Pinheiros	012/2008	100	30	10.15.38	5 years	2014	No	IPCA	7,386	06/11
Pinheiros	015/2008	100	30	10.15.38	5 years	2014	No	IPCA	13,474	06/11
Pinheiros	018/2008	100	30	10.15.38	5 years	2014	No	IPCA	3,174	06/11
Pinheiros	021/2011	100	30	12.09.41	5 years	2017	No	IPCA	4,400	09/11
Serra do Japi	026/2009	100	30	11.18.39	5 years	2015	No	IPCA	25,200	06/11
IENNE	001/2008	25	30	03.16.38	5 years	2013	No	IPCA	36,435	06/11
IESul	013/2008	50	30	10.15.38	5 years	2014	No	IPCA	4,447	06/11
IESul	016/2008	50	30	10.15.38	5 years	2014	No	IPCA	8,006	06/11
IEMadeira	013/2009	51	30	02.25.39	5 years	2014	No	IPCA	176,249	11/08
IEMadeira	015/2009	51	30	02.25.39	5 years	2014	No	IPCA	151,788	11/08
IEGaranhuns	022/2011	51	30	12.09.41	5 years	2017	No	IPCA	68,900	09/11

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

2011 (unaudited)

Lot C—TL Porto Velho—Jauru

On March 15, 2011, ANEEL approved through Authorizing Resolution No. 2814 the request to transfer shares held by CTEEP for Abengoa Concessões Brasil Holding S.A. On April 7, 2011, CTEEP transferred its Linha Verde shares, at asset value, to Abengoa Concessões Brasil Holding S.A.

Lot D—TL Porto Velho—Rio Branco

On May 5, 2011, CTEEP transfer, at asset value, its Rio Branco shares to Centrais Elétricas do Norte do Brasil S.A.

Auction 001/2011

On June 10, 2011, through ANEEL Auction No. 001/2011, on a public session held at BM&FBovespa, CTEEP established, together with Companhia Hidro Elétrica do São Francisco—Chesf, the consortium Extremoz, which won Lot A, encompassing TL Ceará-Mirim—João Câmara II, in 500 kV with 64 km; TL Ceará-Mirim—Campina Grande III, in 500 kV with 201 km; TL Ceará-Mirim—Extremoz II, in 230 kV with 26 km; TL Campina Grande III—Campina Grande II, with 8.5 km; SE João Câmara II 500 kV, SE Campina Grande III 500/230 kV and SE Ceará-Mirim 500/230 kV.

The estimated investment in this project is R$ 622.0 million and a RAP of R$ 31.9 million as at June 2011. The Company’s equity interest is 51%. Operations are estimated to start in August 2013.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

2.1	Basis of preparation and presentation

The consolidated financial statementshave been prepared in compliance with the IFRS issued by the International Accounting Standards Board — IASB.

The consolidated financial statements were based on the historical cost, except where otherwise stated, as described in the accounting practices below. Historical cost is usually based on the fair value of the considerations paid for the assets.

2.1.1	Effects of the first adoption of the IFRS

The consolidated financial statements for the year ended on December 31, 2010, are the first presented in accordance with the IFRS. These financial statements were exclusively prepared to meet the filling of the 20F of the Investor, Centrais Eletricas Brasileiras S/A – Eletrobras, and do not present data referring to the balance of January 01, 2009. In the measurement of adjustments to opening balances and preparation of the balance sheet on the transition date, the Company applied the mandatory exceptions and certain optional exemptions from retrospective application provided for in IFRS 1—First-time Adoption of International Accounting Standards, as described in the notes below.

The reconciliations for the previous accounting practices are demonstrated as follows:

i) Balance Sheet

			December 31, 2009			January 1, 2009
	Item 2.1.2		BR GAAP	Effect of transition to IFRS	IFRS	BR GAAP	Effect of transition to IFRS	IFRS
Assets
Current
Cash and cash equivalent			43,234	—	43,234	123,024	—	123,024
Accounts receivable	(a	)	289,536	1,141,070	1,430,606	299,329	1,044,342	1,343,671
Inventories			43,328	—	43,328	31,952	—	31,952
Values receivable – Treasury department			19,439	—	19,439	19,786	—	19,786
Taxes and contributions payable			213,317	—	213,317	3,240	—	3,240
Tax benefit – incorporated premium	(b	)	28,832	(28,832)	—	28,832	(28,832)	—
Deferred taxes	(c	)	31,472	(31,472)	—	11,315	(11,315)	—
Advanced expenses	(a	)	2,661	1,107	3,768	2,917	—	2,917
Others			17,290	(100)	17,190	31,942	(9,849)	22,093

			689,109	1,081,773	1,770,882	552,337	994,346	1,546,683

Non-current
Long term receivable
Accounts receivable	(a	)	62,074	3,594,605	3,656,679	45,088	3,197,934	3,243,022
Values receivable Treasury department			557,027	—	557,027	454,639	—	454,639
Tax benefit – incorporated premium	(b	)	147,911	28,832	176,743	176,743	28,832	205,575
Deferred income tax and social contribution	(c	)	67,078	(38,658)	28,420	76,648	(49,523)	27,125
Escrows and related deposits			43,946	—	43,946	51,860	—	51,860
Inventories	(a	)	—	126,854	126,854	—	70,557	70,557
Others			4,382	—	4,382	2,407	—	2,407

			882,418	3,711,633	4,594,051	807,385	3,247,800	4,055,185

Fixed assets	(a	)	4,676,574	(4,666,314)	10,260	4,234,614	(4,226,640)	7,974
Intangible assets	(a	)	73,004	(60,122)	12,882	75,267	(64,774)	10,493

			4,749,578	(4,726,436)	23,142	4,309,881	(4,291,414)	18,467

			5,631,996	(1,014,803)	4,617,193	5,117,266	(1,043,614)	4,073,652

Total assets			6,321,105	66,970	6,388,075	5,669,603	(49,268)	5,620,335

i) Balance sheet—Continued

			December 31, 2009			January 1, 2009
	Item 2.1.2		BR GAAP	Effect of transition to IFRS	IFRS	BR GAAP	Effect of transition to IFRS	IFRS
Liabilities and shareholders’ equity
Current
Loans and financing			592,129	—	592,129	345,502	—	345,502
Suppliers			70,806	—	70,806	36,293	—	36,293
Taxes and social charges payable			88,505	—	88,505	19,476	—	19,476
Taxes paid in installments—Law no. 11.941			9,853	—	9,853	—	—	—
Regulatory charges payable			40,018	—	40,018	36,528	—	36,528
Interests on shareholders’ equity and dividends payable	(e	)	374,398	(368,282)	6,116	233,272	(228,390)	4,882
Allowances	(a	)	27,688	—	27,688	34,921	(26)	34,895
Values payable – CESP foundation			6,917	—	6,917	6,210	—	6,210
Adjustment installment	(a	)	21,277	(21,277)	—		—	—
Others	(a	)	29,309	4	29,313	6,781	25	6,806

			1,260,900	(389,555)	871,345	718,983	(228,391)	490,592

Non-current
Long term payable
Loans and financing			457,281	—	457,281	511,286	—	511,286
Taxes paid in installments—Law no. 11.941			137,885	—	137,885	—	—	—
Deferred PIS and COFINS	(a	)	—	60,218	60,218	—	9,697	9,697
Income tax and social contribution deferred	(c	)	—	3,060	3,060	—	637	637
Regulatory charges payable			3,269	—	3,269	2,805	—	2,805
Allowances			167,953	—	167,953	174,152	—	174,152
Values payable—CESP foundation	(e	)	13,601	(13,601)	—	68,503	(68,503)	—
Special liabilities reversal/ amortization			24,053	—	24,053	24,053	—	24,053
Adjustment installment	(a	)	21,277	(21,277)	—	—	—	—
Discount	(f	)	49,540	(49,540)	—	66,525	(66,525)	—

			874,859	(21,140)	853,719	847,324	(124,694)	722,630

Net equity
Capital			1,063,049	—	1,063,049	1,000,000	—	1,000,000
Capital reserve			2,259,945	—	2,259,945	2,286,374	—	2,286,374
Profit reserve	(a	)	861,686	109,383	971,069	816,256	75,427	891,683
Proposal of distribution of additional dividends	(d	)	—	368,282	368,282	—	228,390	228,390
Advance for future capital increase			666	—	666	666	—	666

			4,185,346	477,665	4,663,011	4,103,296	303,817	4,407,113

Total liabilities and shareholders’ equity			6,321,105	66,970	6,388,075	5,669,603	(49,268)	5,620,335

ii) Net equity

	Item 2.1.2		12.31.2009	01.01.2009
Net equity BRGAAP			4,185,346	4,103,296
Concession contracts	(a	)	112,959	—
Deferred income tax and social contribution	(c	)	(66,718)	(59,601)
Accounting of proposal of payment of dividends	(d	)	368,282	228,390
Benefit to employees	(e	)	13,601	68,503
Discount	(f	)	49,541	66,525

			4,663,011	4,407,113

iii) Income statement of the year ended on December 31, 2009

	Item 2.1.2	BR GAAP	Effect of transition to IFRS	IFRS
Net operating revenue	(a)	1,656,478	492,534	2,149,012
Cost of operation services	(a) (e)	(350,991)	(364,001)	(714,992)

Gross income		1,305,487	128,533	1,434,020

operating (expenses) revenue
General and administrative	(e)	(149,999)	(63,642)	(213,641)
Management fees	(a)	(8,105)	(1,257)	(9,362)
Financial expenses	(a)	(174,285)	(2,853)	(177,138)
Financial income	(a)	154,150	1,877	156,027
Other expenses, net	(f)	(31,162)	(16,984)	(48,146)

Operating profit		1,096,086	45,674	1,141,760

Income tax and social contribution
Current		(278,654)	—	(278,654)
Deferred	(c)	10,587	(11,718)	(1,131)

		(268,067)	(11,718)	(279,785)

Net income of the year		828,019	33,956	861,975

iv) Cash flow for the year ended on December 31, 2009

	Item 2.1.2	BR GAAP	Effect of transition to IFRS	IFRS
	(a)(c)
Cash flow from operating activities	(e)(f)	1,099,402	(660,951)	438,451
Cash flow from investing activities	(a)	(670,531)	660,951	(9,580)
Cash flow from financing activities		(508,661)	—	(508,661)

2.1.2	Description of adjustments

The following is a description of the main adjustments arising from new accounting pronouncements affecting the Company’s financial statements:

a)	Concession contracts (IFRIC 12)

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

On December 31, 2011 the interests in subsidiaries were as follows:

	Base date of the financial statements	Interest %
		2011	2010	2009
Subsidiaries
Interligação Elétrica de Minas Gerais S.A. (IEMG)	12.31.2011	100	60	60
Interligação Elétrica Pinheiros S.A. (Pinheiros)	12.31.2011	100	100	100
Interligação Elétrica Serra do Japi S.A. (Serra do Japi)	12.31.2011	100	100	100

Joint ventures
Interligação Elétrica Norte e Nordeste S.A. (IENNE)	12.31.2011	25	25	25
Interligação Elétrica do Sul S.A. (IESUL)	12.31.2011	50	50	100
Interligação Elétrica do Madeira S.A. (IEMADEIRA)	12.31.2011	51	51	51

Interligação Elétrica Garanhuns S.A. (IEGaranhuns)	12.31.2011	51	—	—

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

a)	Information on investments in subsidiaries

	Base date	Amount of common shares held	Interest in paid-in capital - %	Paid-in capital	Net equity	Income
IEMG	12.31.2011	78,855,292	100.0	78,855	52,319	12,196
	12.31.2010	47,313,175	60.0	78,855	85,689	2,166
	12.31.2009	47,313,175	60.0	78,855	83,523	2,696
Pinheiros	12.31.2011	206,699,000	100.0	206,700	216,735	6,093
	12.31.2010	198,199,000	100.0	198,200	202,142	3,236
	12.31.2009	127,170,999	100.0	127,171	127,877	703

Serra do Japi	12.31.2011	75,448,000	100.0	75,448	80,180	4,211
	12.31.2010	19,348,000	100.0	19,348	19,869	520
	12.31.2009	10,202,199	100.0	10,203	10,204	2

Interligação Elétrica de Minas Gerais S.A. (IEMG)

IEMG was incorporated on December 3, 2007 aiming at exploring the concession of electric power transmission public utility, particularly the transmission line in 500 kV Neves 1—Mesquita (Minas Gerais), totaling 172 km.

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

With that in mind, the Company reassessed its previous interest of 60 % of IEMG capital by its fair value on the acquisition date, as if the amount of R$ 38,206 were offered for 100% of capital interest and recorded on the income of the 2nd quarter of 2011, the resulting loss:

R$ thousand
Fair value of net asset	38,206
Previous interest	60%

Fair value of investment (A)	22,924

R$ thousand
Net asset (as of December 31, 2010)	85,690
Previous CTEEP interest	60%

Investment’s accounting value (B)	51,414

Loss in acquisition of control of IEMG (B – A)	28,490

As a result of this operation, the investment balance of the Company on IEMG, on the transaction date has become the fair value, that is, R$ 38,206, which is different from the accounting value of the IEMG shareholders’equity.

The fair value of assets and liabilities identifiable, acquired by IEMG are, as follows:

	Accounting 31.12.2010	Adjustments fair value	Fair value of net assets
Cash and Cash Equivalents	5,436	—	5,436
Accounts Receivable	10,898	—	10,898
Other Current Assets	545	—	545
Accounts Receivable – concession	150,341	(68,342)	81,999
Income Tax and Social Contribution differred	—	24,461	24,461

Other Non Current Assets	2,977	—	2,977

	170,197	(43,881)	126,316

Loans and Financing	(5,291)	—	(5,291)
Suppliers	(1,428)	—	(1,428)
Other Current Liabilities	(1,045)	—	(1,045)
Loans and financing – non current	(57,425)	—	(57,425)
Income Tax and Social Contribution differed	(3,778)	—	(3,778)
PIS and COFINS differred	(15,540)	—	(15,540)
Provisions for Contingencies	—	(3,603)	(3,603)

	(84,507)	(3,603)	(88,110)

	85,690	(47,484)	38,206

The methodology used by the Company to determine the fair value of accounts receivable of the concession was future cash flow discounted the effective interest rate as of the acquisition date.

Interligação Elétrica Pinheiros S.A. (Pinheiros)

Pinheiros was incorporated on July 22, 2008 with the aim of exploring the concession of electric power transmission public utility, particularly the transmission lines and substations auctioned in Lots E, H and K of ANEEL Auction no. 004/2008 and Lot K of Auction No. 004/2011.

Lot	Composition	Voltage (kV)
E	Transmission line Interlagos – Piratininga II (SP)	345
	Substation Piratininga II (SP)	345/138/88
H	Substations Mirassol II, Getulina and Araras (SP)	440/138
K	Substation Atibaia II (SP)	345/138
K	Substation Itapeti (SP)	345/88

This project has an estimated investment of R$ 349,0 million and annual revenue allowed (RAP) of R$ 24.0 million. Araras substation entered into operation on September 5, 2010. Substation Getulina entered into operation on March 10, 2011, substation Mirassol on April 17, 2011. Substation Piratininga II entered into operation on December 26, 2011. Substation Atibaia II is expected to enter into operation in the second quarter of 2012.

The project of lot K of Auction No. 004/2011 has an estimate investment of R$ 43.0 million and RAP of R$ 4.4 million. It is expected to enter into operation in August 2013.

Interligação Elétrica Serra do Japi S.A. (Serra do Japi)

Serra do Japi was incorporated on July 01, 2009 with the aim of exploring the concession of electric power transmission public utility, particularly substations of Jandira and Salto auctioned in Lot I of ANEEL Auction no. 001/2009.

This project has an estimated investment of R$ 175.4 million and annual revenue allowed (RAP) of R$ 25.2 million-. Substation Salto entered into operation on January 18, 2012, and substation Jandira is expected to enter into operation in the first quarter of 2012.

b)	Information on investments in joint ventures

	Base date	Amount of common shares held	Interest in paid- in capital - %	Paid-in capital	Net equity	Income
IENNE	12.31.2011	81,554,000	25.0	326,214	367,859	27,771
	12.31.2010	81,079,000	25.0	324,314	338,188	9,305
	12.31.2009	46,901,000	25.0	187,604	192,173	4,370

IESUL	12.31.2011	60,303,999	50.0	120,607	127,424	4,751
	12.31.2010	44,135,999	50.0	88,272	90,339	1,744
	12.31.2009	6,835,999	100.0	6,836	7,157	320

IEMadeira	12.31.2011	346,800,000	51.0	680,000	740,360	50,538
	12.31.2010	123,164,000	51.0	241,499	251,321	8,430
	12.31.2009	52,631,286	51.0	103,199	104,591	1,392

IEGaranhuns	12.31.2011	1,020,000	51.0	2,000	2,000	—
	12.31.2010	—	—	—	—	—
	12.31.2009	—	—	—	—	—
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

Lot	Composition	Voltage (kV)
F	Transmission line Nova Santa Rita – Scharlau (RS)	230
	Substation Scharlau (RS)	230/138
I	Transmission line Joinville Norte (SC) – Curitiba C2 (PR)	230
	Transmission line Jorge Lacerda B – Siderópolis C3 (SC)	230
	Substation Forquilhinha (SC)	230/69

This project has an estimated investment of R$ 187.5 million and annual revenue allowed (RAP) of R$ 12.5 million. The Transmission line Nova Santa Rita—Scharlau and Scharlau substation entered into operation on December 09, 2010. Substation Forquilhinha entered into operation on October 10, 2011. Transmission line Jorge Lacerda B—Siderópolis is expected to enter into operation in the first quarter of 2012. The transmission line Joinville Norte—Curitiba is expected to enter into operation in the second quarter of 2013.

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

This project has an estimated investment of R$ 3,150.4 million and annual revenue allowed (RAP) of R$ 328.0 million, base November 2008. The respective facilities are expected to enter into operation in mid-2012 (Lot D) and 2013 (Lot F).

Interligação Elétrica Garanhuns S.A. (IEGaranhuns)

IEGaranhuns was incorporated on October 7, 2011 in order to exploit the concession of transmission of electricity, particularly the transmission lines and substations purchased in Lot L of Auction No. 004/2011 of ANEEL:

Lot	Description	Voltage (kV)
L	Transmission line Luiz Gonzaga – Garanhuns (AL, PE)	500
	Transmission line Garanhuns – Pau Ferro (PE)	500
	Transmission line Garanhuns – Campina Grande III (PE, PB)	500
	Transmission line Garanhuns – Angelim I (PE)	500
	Substation Garanhuns (PE)	500/230
	Substation Pau Ferro (PE)	500

This project has an estimated investment of R$ 650.0 million and RAP of R$ 68.9 million, base September 2011. The Company’s has a 51% interest in IEGaranhuns equity capital. It is expected to enter into operation in June 2014.

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

On December 31, 2011(unaudited), 2010 and 2009 the financial assets in this category are related to cash and cash equivalent.

•	Loans and receivables

Included in this classification are non-derivative financial assets with fixed or determinable receivable, which are not quoted on an active market. Are recorded in current assets, except, where applicable, those with a maturity term of more than 12 months after the balance sheet date which are classified as non-current assets.

Loans and receivables are measured at amortized cost using the actual interest method, less any loss for impairment. Interest revenue is recognized by applying the actual interest rate, except for short-term credits when the recognition of interest would be immaterial. On December 31, 2011(unaudited), 2010 and 2009, the Company’s financial assets classified in this category included the accounts receivable and values receivable—Treasury department.

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

c)	Derivative instruments and hedging activities

In 2011, the Company and its subsidiary IEMadeira engaged in derivative financial instruments.

Derivative financial instruments for hedge transactions are initially recognized at fair value upon engagement, and subsequently revalued also at fair value. Any gains and losses arising from changes in fair value of derivatives during the year are directly recorded in P&L.

For hedge transactions to be qualified for hedge accounting, the following requirements shall be met:

•

There is formal documentation referring to hedge transactions as for their initial date, also specifying their classification, purpose and risk management strategy. This documentation must include identification of the hedge instrument, the hedged item or transaction and the nature of it, the nature of the hedge risks, a prospective effectiveness statement of the relation between the hedge transaction and how the Company will evaluate the hedge instrument in order to offset the exposure to changes in fair value of said item or cash flow related to the hedged risk;

•	This hedge coverage is expected to be highly effective;

•	The effectiveness of the hedge transaction can be reliably measured; and

•	This hedge coverage is evaluated on a continuous basis, and determined as highly effective over the useful life of the hedge accounting structure.

On December 31, 2011, the Company and its subsidiary IEMadeira were engaged in derivative instruments classified under hedge at fair value.

Instruments are classified at fair value through profit or loss when held for trade or designated as such upon their initial recognition. Financial instruments are recorded at fair value through profit or loss if the Company and/or its subsidiaries manage these investments and make purchase or sale decisions based on their fair value in accordance with their investment and risk management strategy, documented by the Company and/or its subsidiaries. Following the initial recognition, changes in fair value of hedge instruments and changes in fair value of the hedged item attributable to the covered risks are recognized under the P&L heading related to the hedged item.

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

New pronouncements, amendments in existing pronouncements and new interpretations listed below have been published and are mandatory for financial years beginning January 1, 2012 or later.

The Company and its subsidiaries did not adopt in advance such amendments to its consolidated financial statements of December 31, 2011 and did not have the opportunity to evaluate any impacts caused by the adoption of these changes.

a)	IAS 1 – Presentation of Financial Statements

In June 2011, IASB made amendments in IAS 1, related to the presentation of items recorded in adjustments in equity method (other comprehensive income), under equity. These changes require that the Company group the items present in this heading in accordance with their potential realization (transfer) to retained earnings (accumulated losses).

IAS 12 – Income Taxes

This amendment clarified the determination of deferred tax on properties of investment measured at fair value. This introduces the refutable assumption the deferred tax on investment properties measured at fair value provided for by IAS 40 should be defined based on the fact that the book value will be recovered through sale. This amendment enters into effect for the annual period starting on or after January 1, 2012.

b)	IAS 19 – Benefits to Employees

In June 2011, IASB amended IAS 19 in order to introduce improvements to the following areas: (a) recognition of changes in asset/net liabilities of defined benefit plans; (b) changes, cuts in benefits or plan settlement; (c) disclosure about defined benefit plans; (d) accounting of benefits related to dismissal; and (e) sundry items related to (i) classification of employee benefits; (ii) mortality estimates; (iii) administrative and tax costs; (iv) shared risks and index conditional aspects. This standard enters into effect for the years starting on January 1, 2013. The key impacts caused by this standard are (i) elimination of the corridor criteria and (ii) calculation of estimated return on assets used at the same discount rate used on calculation of actuarial liabilities. The application of this standard will require the discontinuity of the corridor method and subsequent recording of actuarial gains or losses not recorded in a match account to the equity pickup account, using a discount tax of actuarial liabilities on calculation of returns on assets.

c)	IAS 27 – Consolidated and Separate Financial Statements

IAS 27 was amended in 2011 following the issuance of IFRS 10 – Consolidated Financial Statements. Accordingly, IAS 27 now contains requirements related only to the preparation of separate financial statements. This standard will be effective for years starting January 1, 2013.

d)	IAS 28 – Investments in Subsidiaries and Joint Ventures

IAS 28 was amended in 2011 in order to include joint ventures in the scope of this standard since the equity method is applicable for both investments in subsidiaries and investment in joint ventures. This standard will be effective for years starting January 1, 2013.

e)	IFRS 9 – Financial Instruments – Classification and Measurement

IFRS 9 concludes the first part of the project for replacement of “IAS 39 – Financial Instruments: Recognition and Measurement”. IFRS 9 requires that all financial assets are classified under the same business model used for administration of financial assets and in the contractual characteristics of financial assets cash flows. Assets are initially measured at their fair value adjusted according to transaction costs, except for assets value at fair value through profit or loss. Assets are subsequently value by amortized cost or fair value. The standard also requires the adoption of a single method to determine impairment losses of assets. This standard will be effective for years starting January 1, 2013.

f)	IFRS 10 – Consolidated Financial Statements

IFRS 10 requires the controlling company to disclose consolidated financial statements. IFRS 10 defines the control principles and also these controls are the base for determination of which entities should be included in the consolidated financial statements. Investors control investees when these are exposed – or if they are entitled to – variable returns from their involvement with these investees and are capable of impacting such returns through the power exercised over these investees. This standard will be effective for years starting January 1, 2013.

g)	IFRS 11 – Joint Arrangements

This IFRS supersedes IAS 31 – Interests in Joint Ventures. IFRS 11 requires that a participant of a joint arrangement determines the type of contract to which it is involved through evaluation of its rights and obligations arising therefrom. IFRS classifies joint arrangements under 2 types – joint operations and joint ventures. In joint operations, the parties maintain their rights over contract-related assets and liabilities. In joint arrangements, the parties have right over the equity. The evaluation of rights and obligation by the parties of such joint arrangement shall consider its structure and legal form, its contractual terms and other facts and circumstances, if relevant. This standard will be effective for years starting January 1, 2013.

h)	IFRS 12 – Disclosure of interest in other entities

IFRS 12 requires disclosure of information in order to enable users to: (i) understand the judgments and assumptions used to determine the nature of the interest in other entities or joint arrangements; (ii) non-controlling interest in the group’s activities and cash flow; (iii) assess the nature and extension of the access or use of assets and settlement of group liabilities; (iv) evaluate the nature of (and changes in) the risks related to interest in consolidated entities; (v) the nature and extension of their interest in non-consolidated entities, as well as the nature of (and changes in) the risks associated to these entities; (vi) the nature and extension of their interest in arrangement with other investors, as well as the nature of (and changes in) risks associated with these operations; (vii) assess the changes in the controlling interest in subsidiaries, when it does not lead to changes in control; and (viii) assess the consequences of loss of control in subsidiaries during the period in course. This standard will be effective for years starting January 1, 2013.

i)	IFRS 13 – Fair Value Measurement

IFRS 13 defines the fair value as the price that could be received for the sale of assets, or paid for transfer of liabilities, in transactions between market participants on an evaluation date (i.e. an exit price). This fair value definition highlights that the fair value is based on market evaluation and not in a specific evaluation of a given entity. Therefore, the intention of an entity of maintaining assets or settling liabilities is not relevant for determination of their fair value. This standard will be effective for years starting January 1, 2013.

5.	CASH AND CASH EQUIVALENT

	2011(unaudited)	2010	2009
Cash and banks	1,876	628	410
Investments	205,419	54,355	42,824

	207,295	54,983	43,234

Investments are measured at fair value through profit and loss and correspond to Bank Deposit Certificates and repurchase agreements with a return linked to the variation of the Interbank Deposit Certificate—CDI and offer daily liquidity.

The Company’s exposure to interest rate risk and a sensitivity analysis of these assets are disclosed in note 28.c.iii.

6.	ACCOUNTS RECEIVABLE

The accounts receivable are as follows:

	2011 (unaudited)	2010	2009
Accounts receivable construction services (a)	6,565,661	5,405,440	4,778,963
Accounts receivable O&M services (b)	244,160	175,912	184,208
Acknowledgment of indebtedness and payment agreement (c)	—	68,347	124,114

	6,809,821	5,649,699	5,087,285

Current	1,474,794	1,424,390	1,430,606

Non-current	5,335,027	4,225,309	3,656,679

(a)	Refers to the amount receivable regarding the construction services, expansion and reinforcement of electric power transmission facilities and includes the estimated amount of investments made and not amortized until the end of the concession and to which the Company will be entitled to receive cash or other financial assets, on the termination of the concession contract. They are remunerated by the actual interest rate calculated for each concession contract.
(b)	It refers to the portion of monthly sales reported by ONS allocated for remuneration of operation and maintenance services, with average receipt term of less than 60 days.
(c)	On January 13, 2009, the Company signed an “acknowledgment of indebtedness and payment agreement” with dealers who presented accounts receivable due. This agreement provides for the receipt of the balance in 36 installments. By December 2011, all installments have been received as provided for

These financial assets are classified as loans and receivables.

The Company has no history of losses in accounts receivable, which are secured by structures of bonds and/or access to current accounts operationalized by the National System Operator (ONS) or directly by the Company and therefore is not an allowance for doubtful accounts.

The accounts receivable are distributed as follows by maturity:

	2011 (unaudited)	2010	2009
To be due	6,784,301	5,633,208	5,082,235

Due
up to 30 days	1,353	1,498	1,084
from 31 to 60 days	598	846	859
more than 61 days	23,569	14,147	3,107

	25,520	16,491	5,050

	6,809,821	5,649,699	5,087,285

The main characteristics of the concession contracts of the consolidated are summarized below:

Concessionaire	Contract		RAP in step	Adjustment index	Regular fee review		2011 (unaudited)	Construction revenue - R$ mil
					Term	Next		2010	2009
CTEEP	059 SE	(*)	No	IGPM	n/a	n/a	—	—	—
CTEEP	059 NI	(*)	No	IGPM	4 years	2013	265,387	147,659	210,954
CTEEP	143		Yes	IGPM	n/a	n/a	—	—	—
IEMG	004		Yes	IPCA	5 years	2012	—	—	9,433
IENNE	001		No	IPCA	5 years	2013	18,625	196,149	357,916
Pinheiros	012		No	IPCA	5 years	2014	41,459	39,007	25,973
Pinheiros	015		No	IPCA	5 years	2014	13,849	114,881	90,330
Pinheiros	018		No	IPCA	5 years	2014	13,958	7,434	33,401
Pinheiros	021		No	IPCA	5 years	2017	—	—	—
IESul	013		No	IPCA	5 years	2014	—	32,452	17,762
IESul	016		No	IPCA	5 years	2014	31,346	39,123	37,244
IEMadeira	013		No	IPCA	5 years	2014	277,624	213,188	71,639
IEMadeira	015		No	IPCA	5 years	2014	888,988	332,738	26,500
Serra do Japi	026		No	IPCA	5 years	2015	153,733	21,575	4,615

(*)	Concession contract no. 059 of CTEEP is subdivided into: SE (Existing Service) for facilities constructed until December 31, 1999, and NI (New Investments) for facilities constructed from January 1, 2000.

All concession contracts above provide for the right to indemnity at the end of effectiveness.

7.	VALUES RECEIVABLE—TREASURY DEPARTMENT

	2011(unaudited)			2010	2009
	Current	Non-current	Total		Total
Contract of acknowledgment and recognition of liabilities (a)	12,341	—	12,341	30,069	41,576
Disposal of real estate (b)	2,565	—	2,565	6,250	8,642
Processing of payroll– Lei 4.819/58 (c)	—	658,764	658,764	533,866	410,127
Labor lawsuits– Lei 4.819/58 (d)	—	151,986	151,986	133,882	116,121
Family allowance – Lei 4.819/58 (e)	—	2,218	2,218	2,218	2,218
Allowance for doubtful accounts	—	(2,218)	(2,218)	(2,218)	(2,218)

	14,906	810,750	825,656	704,067	576,466

(a)	On May 2, 2002, an Instrument of Recognition and Consolidation of Obligations was executed with the Treasury State Office, on which the State recognizes and admits that it owes to the Company the values corresponding to the disbursements originally made by CESP from 1990 to 1999, for supplementary retirement remuneration, arising from benefits under State Law 4819/58, and the amount then acknowledged updated until January 2002, according to the variation of the Fiscal Unit of the State of São Paulo—UFESP, and from February 2002, according to the monthly variation of IGP-M plus 6% per year. The compensation will be made in 120 monthly installments, beginning on August 1, 2002 and termination expected for July 1, 2012.
(b)	On July 31, 2002, a Private Transaction Instrument was executed, with a promise of disposal of the real estate, recognition of obligations and commitment of payment, with the Treasury State Office, in which the State recognizes and admits that it owes to the Company an amount corresponding to the market value of the whole area of the real estate occupied by the state, partly used for the construction of prisons.

The state is committed, therefore, to reimburse the Company said total in 120 monthly installments, beginning on August 1, 2002 and termination expected for July 1, 2012, updated according to the monthly variation of IGP-M plus 6% interest per year.

(c)	The amount of R$ 658,764 refers to the remaining balance of processing the payroll of the supplementary retirement remuneration plan governed by State Law 4819/58, of which R$ 1,426 through individual preliminary injunction from January to August 2005 and R$ 657,338 from September 2005 to December 2011 under a court order of the 49th Labor Court of the State of São Paulo, whose payments are made by CESP Foundation, through part of the funds received from the State Government and onlent by the Company (Note 32 .c). The adjustment for inflation is not applied to this balance and no income is recorded until they are approved by the State Government for the actual payment to the Company.
(d)	Refer to certain labor claims settled by the Company, relating to retired employees under the protection of State Law 4819/58, which are the responsibility of the State Government. The adjustment for inflation is not applied to this balance and no income is recorded until they are approved by the State Government for the actual payment to the Company.
(e)	CESP made advances for payment monthly expenses relating to family allowances, arising from benefits of State Law 4819/58, being transferred to the Company on partial split-off of CESP.

Considering the expected loss, the Management made an allowance for doubtful accounts in non-current assets, amounting to R$ 2,218.

8.	TAXES AND CONTRIBUTIONS PAYABLE

	2011(unaudited)	2010	2009
COFINS	1,016	3,273	156,718
PIS	305	803	50,016
Tax income	8,517	5,619	3,564
Social contribution	939	776	863
Others	549	759	2,156

	11,326	11,230	213,317

Due to issues related to the filling in method, the Company rectified, in October 2009, the Federal Tax Debts and Credits statements (DCTFs) from 2004 to 2007 determining credits substantially related to the contributions to PIS and COFINS. Such credits were used for the payment of taxes for the period from November 2009 to July 2010, in the disclosure above.

The changes for the year ended on December 31, 2010 are as follows:

	2010	2009
Initial balance	204,113	—
Original value of the recognized credit	—	193,139
Adjustment for inflation of the credit	3,199	99,403
Offset value	(207,312)	(88,429)

	—	204,113

9.	TAX BENEFIT - INCORPORATED PREMIUM

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

For a better presentation of the financial and equity position of the Company in the financial statements, the net amount of R$ 119,079 (R$ 147,911 in 2010 e R$ 176,743 in 2009), which, in essence, represents the incorporated tax credit, was classified in the balance in long term receivable non-current assets as an incorporated premium tax benefit, based on the expectation of its realization.

The changes for the year ended on December 31, 2011 are as follows:

	Premium	Allowance	Net
Balance on 12.31.2008	604,634	(399,059)	205,575
Realization in the period (Note 25)	(84,800)	55,968	(28,832)

Balance on 12.31.2009	519,834	(343,091)	176,743

Balance on 12.31.2009	519,834	(343,091)	176,743
Realization in the period (Note 25)	(84,800)	55,968	(28,832)

Balance on 12.31.2010	435,034	(287,123)	147,911

Balance on 12.31.2010	435,034	(287,123)	147,911

Realization in the period (Note 25)	(84,800)	55,968	(28,832)

Balance on 12.31.2011 (unaudited)	350,234	(231,155)	119,079

10.	ESCROWS AND RELATED DEPOSITS

In the long term receivable assets, in view of the uncertainties regarding the outcome of the actions object of deposits, the Company’s procedure is to keep them at face value, not recording any kind of adjustment for inflation or income. The balance is composed as follows:

	2011(unaudited)	2010	2009
Court deposits (Note 18 (b))
Labor (Note 18 (b) (i))	52,867	27,914	23,520
Tax – COFINS (b)	—	5,668	5,668
Social security – INSS (Note 18 (b) (iii))	2,745	2,745	8,243
Notice assessments – ANEEL (a)	6,076	5,723	6,317
Others	198	198	198

	61,886	42,248	43,946

a)	Refer to deposits with the purpose of annulling ANEEL assessments:

(i)	Deposit made on January 17, 2000, amounting to R$ 3,040, was requested in an annulment action filed by the Company against ANEEL (Regulatory Agency) due to tax assessment notice 001/1999-SFE that applied a fine to the Company under alleged violations for hindering the inspection work related to disturbances resulting from the interruption of transmission and distribution of electric power in Southeast, South and Midwest Regions; not meeting the stipulations of the “inspection report” and not meeting the legal duty to provide adequate service.

(ii)	Deposit made on June 17, 2003, at the amount of R$ 3,277, resulting from the issuance of the tax assessment notice 005/2002-SFE on May 7, 2002, as a result of the punitive administrative proceeding filed by ANEEL for the rupture, on January 21, 2002, of a sub conductor of transmission line of 440 kV between substations of the Company at Power Plant of Ilha Solteira and Araraquara. In July 2010, the survey of deposit made duly adjusted for inflation was granted in view of the granting of the action.

(iii)	Deposit made on August 29, 2008 at the amount of R$ 2,139, aiming to annul the assessment notice no. 062/2007 related to the failure to meet the date for installation of 3rd 345/88 kV transformer bank of SE Baixada Santista, authorized by ANEEL Resolution no. 197 of 05/04/2004.

(iv)	Deposit made on September 17, 2008, at the amount of R$ 544, aiming to annul the assessment notice no. 001/2008 related to the failure to meet the date for entry into operation of the transmission line, in 345 kV, Guarulhos—Anhanguera, authorized by ANEEL Resolution no. 064/2005 of 01/31/2005.

(v)	Deposit made on April 18, 2011, amounting to R$ 353, aiming at annulling the assessment note no. 022/10 which sets a penalty to the Company due to an issue that took place on April 1, 2009, in the area of 88kV SE Baixada Santista, consisting of an automatic interruption of the bank of transformers due to the overheating caused by the substation’s cooling system.

b)	Judicial deposits—COFINS

The Company is challenging in court the constitutionality of the increase in the rate and increase of the calculation base of COFINS, at the amounts of R$ 27,392 and R$ 11,132 respectively, obtaining a favorable outcome with regard to the increase the calculation base and less favorable with respect to the increase of the rate. In October 2009, the Company made a survey of the amount originally deposited, filing a process for removal of the portion related to the update. Furthermore, in September 2011, the Company received the amount of R$ 11,594, referring to the monetary restatement of the judicial deposits. The Company recorded gains in financial income, since the amount recorded was R$ 5,668.

11.	FIXED ASSETS

Substantially refers to the personal property used by the Company and not bound to the concession contract.

	Cost	Accumulated depreciation	2011 (unaudited)	2010	2009
Machinery and equipment	10,371	(4,935)	5,436	4,685	5,144
Improvements to third parties’ real estates	3,148	(3,086)	62	818	1,530
Furniture and fixtures	2,728	(1,018)	1,710	1,712	2,173
Vehicles	1,536	(803)	733	943	336
Others	1,111	(268)	843	1,036	1,077

	18,894	(10,110)	8,784	9,194	10,260

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

13.	LOANS AND FINANCING

The composition of the balances of loans and financing is as follows:

Local currency	Charges	Maturity	2011(unaudited)	2010	2009
BNDES (a) (i)	2.3% p.a. above TJLP	06.15.2015	328,318	421,146	514,117
BNDES (a) (ii)	1.8% p.a. above TJLP	06.15.2015	196,251	160,605	-
BNDES (iii)	2.4% p.a. above TJLP	04.15.2023	57,631	37,630	40,680
BNDES (iv)	2.8% p.a. above TJLP	07.15.2012	229,947	185,134	—
BNDES (a) (v)	2.8% p.a. over long-term interest rate	07.15.2012	71,890	—	—
BNDES (a) (vi)	2.4% p.a. over long-term interest rate	05.15.2025	9,568	—	—
BNDES (a) (vii)	2.6% p.a. over long-term interest rate	05.15.2025	125,434	—	—
BNDES (a) (viii)	1.9% p.a. over long-term interest rate	06.15.2026	48,282	—	—
BNDES (a) (viii)	1.5% p.a. over long-term interest rate	06.15.2026	42,217	—	—
Notes
2nd issuance (b) (i)	119.5% p.a. CDI	04.19.2010	—	—	213,696
3rd issuance (b) (ii)	106.5% p.a. CDI	01.13.2010	—	—	208,029
4th issue (b) (iii)	CDI + 0.4% p.a.	01.12.2012	223,048	—	—
5th issue (b) (iv)	CDI + 0.4% p.a.	07.05.2012	316,885	—	—
Banco Bradesco (d)	CDI + 2.0% p.a.		4,365	1,396	45,717
Citibank (e)	CDI + 1.5% p.a.	03.11.2011	—	8,297	24,537
Banco do Nordeste (f)	10% p.a.05.19.2030		55,898	56,094	—
Eletrobras	11.15.2021		391	441	491
Finance leases			619	1,702	2,143

			1,710,744	872,445	1,049,410

Foreign currency with hedge accounting	Charges	Maturity	2011	2010	2009
CCB Internacional—Banco IBBA (c) (i)	US$ variation + 4% p.a.	04.26.2013	122,077	—	—
Commercial Paper—JP Morgan (c) (ii)	US$ variation + 2.1% p.a.	10.21.2013	159,116	—	—

Total in foreign currency			281,193	—	—

Total in reais and foreign currency			1,991,937	872,445	1,049,410

Current			1,007,673	332,413	592,129

Non-current			984,264	540,032	457,281

(a)	BNDES

(i)	On September 17, 2007, CTEEP signed a loan contract with Banco Nacional de Desenvolvimento Economico e Social—BNDES of R $ 764.2 million, reduced to R $ 601.7 million in December 2008. The amount corresponds to 70.0% of total investment, which includes works of systemic improvements, reinforcements, upgrades of existing transmission system and new projects, and is part of the Multi-year Investment Plan 2006/2008. The amortization is in 78 monthly installments beginning in January 2009. As guarantee, the Company offered bank guarantees contracted in effect until December 15, 2015, with banks Bradesco, Santander and Banco do Brasil, at the cost of 0.7% p.a., with quarterly maturity.

(ii)	On November 18, 2008, CTEEP signed a loan contract with BNDES at the amount of R $ 329.1 million. The value is intended to cover the investments on reinforcements, upgrades of the existing system and new connections to be made between Jan/09 and Dec/10. The amortization will be in 54 monthly installments beginning in January 2011, and until the start of amortization, the charges will be paid on a quarterly basis. As guarantee, the Company offered bank guarantee contracted in effect until June 15, 2015 with bank Bradesco, at the cost of 1.2% per year, with quarterly maturity.

(iii)	On January 14, 2009 the subsidiary IEMG signed a loan contract with BNDES at the amount of R $ 70.6 million, whose amount was released on March 27, 2009. The fund is intended to finance approximately 50.0% of the Transmission line (TL) between substations Neves 1 and Mesquita. The amortization is made in 168 monthly installments from May 15, 2009. As guarantee a contracted bank guarantee was offered in effect until March 18, 2010, with HSBC bank. The bank guarantee was dismissed by BNDES, given that IEMG has a Debt Service Coverage Ratio (ICSD) at 1.3 and met the conditions provided in the financing contract.

(iv)

On August 11, 2010 subsidiary IEMADEIRA signed a loan contract with BNDES, at the amount of R$ 292.6 and R$ 108.7 million. The amounts of R$ 163.0, R$ 110.0, R$ 37.7, R$ 36.7, R$ 40.0 and R$ 13.9 million were released on August 30, October 26, November 24 and December 27, 2010, June 27 and December 14, 2011,

respectively. The fund is intended to finance the construction of the Transmission Lines and Substations provided for in the concession contracts. The amortization, in a single installment with charges, was postponed from January 15, 2012 to July 15, 2012 (Note 33). Bank guarantees with Bradesco, Banco Espírito Santo (BES) and Santander were given as collateral at a remuneration of 0.7% p.a.

(v) On December 14, 2011, the subsidiary IEMadeira signed a loan contract with BNDES, at the amount of R$ 280.0 million. The amount of R$ 140.4 million was released on December 29, 2011. This fund will be used to finance the construction of transmission lines and substations, in accordance with the concession contracts. This amount will be amortized in a single installment plus charges on July 15, 2012. A bank guarantee with Itaú BBA at the remuneration rate of 0.3 p.a. was given as collateral.

(vi) On December 21, 2010, the subsidiary IESul entered into a loan contracted with BNDES amounting to R$ 18.1 million, given that this amount was released on February 24, 2011. This fund will be used to finance the construction of transmission lines and substations, in accordance with the concession contracts. The amortization is made in 168 monthly installment payments as from June 15, 2011. A bank guarantee with Banco do Brasil with remuneration of 0.95% p.a. was given as collated, maturing on a half-yearly basis. IESul needs to maintain, during the whole amortization period and following the release of these funds, the Debt Service Coverage Ratio—ICSD of at least 1.3, determined on a yearly basis.

(vii) On December 30, 2010, the subsidiary Pinheiros entered into a loan agreement with BNDES amounting to R$ 119.9 million. The amounts of R$ 91.3 million and R$ 28.6 million were released on January 28 and April 27, 2011, respectively. The objective of these funds is financing the construction of transmission lines and substations provided for in the concession contracts. These funds will be amortized in 168 monthly installment payments as from September 15, 2011. A bank guarantee with Bradesco, effective through January 17, 2013, at the cost of 0.48% p.a. with maturity on a quarterly basis, was given as collateral. Pinheiros needs to maintain, during the whole amortization period and following the release of these funds, the ICSD of at least 1.3, determined on a yearly basis.

(viii) On October 28, 2011, the subsidiary Serra do Japi entered into a loan agreement with BNDES amounting to R$ 93.3 million. The amounts of R$ 75.0 and R$ 15.0 million were released on November 18 and December 12, 2011, respectively. The other released are expected for February 2012. These funds will be used to finance the transmission lines and substations, in accordance with the concession contract. These funds will be amortized in 168 monthly installment payments as from June 15, 2012. A bank guarantee with Banco Bradesco S.A., effective through February 28, 2014, at the cost of 0.65% p.a. with maturity on a quarterly basis, was given as collateral. Serra do Japi needs to maintain, during the whole amortization period and following the release of these funds, the Debt Service Coverage Ratio—ICSD of at least 1.2, determined on a yearly basis.

(b)	Promissory Notes

(i) 2nd Issuance – issued on April 24, 2009, at the amount of R$ 200.0 million and settled on April 19, 2010. The nominal charges correspond to 119.5% of the CDI. The issuance costs of these notes totaled R$ 1,692 and, in accordance with IAS 39, the issuance costs of notes were recorded by deducting the value of funding and appropriate to the outcome in the transaction term.

(ii) 3rd Issuance – issued on July 17, 2009, at the amount of R$ 200.0 million, its maturity was advanced for January 2010 according to the issuance of debentures (Note 14). The nominal charges correspond to 106.5% of the CDI. The issuance costs of these notes totaled R$ 1,295.

(iii) 4th issue – Issued on January 17, 2011, amounting R$ 200.0 million to be settled on January 11, 2012 (Note 33). The nominal charges correspond to CDI + 0.4 p.a. Issue costs of these promissory notes totaled R$ 132 and, in accordance with CPC 08 (IAS 39), were recorded less financing costs and allocated to P&L within the transaction term. No guarantees were given for these promissory notes.

iv) 5th issue – Issued on July 11, 2011, amounting to R$ 300.0 million, maturing on July 5, 2012. Nominal charges correspond to CDI + 0.4% p.a. Issue costs of these promissory notes totaled R$ 190 and, in accordance with CPC 08 (IAS 39), were recorded less financing costs and allocated to P&L within the transaction term. No guarantees were given for these promissory notes.

(c)	Foreign currency with hedge accounting

(i) On April 20, 2011, CTEEP executed the international bank credit bill with Banco Itaú BBA Nassau, under the terms of Law No. 4131 of September 3, 1962, amounting to US$ 63,694,267.52 remunerated by foreign exchange variation (VC) + 4% p.a. Additionally, CTEEP contracted a swap instrument with Banco Itaú BBA, with Notional of R$ 100.00 million and restatement factor of 103.50% of CDI. The effects of this transaction are described in Note 28. This transaction matures on April 26, 2013. Banco Itaú BBA has the credit rights arising from any positive adjustment to the swap transaction as guarantee.

(ii) On October 17, 2011, an external long-term loan agreement was entered into with JP Morgan Chase, amounting to US$ 85,787,818.12, maturing on October 21, 2013, and remuneration at foreign exchange variation (VC) + 2.1% p.a. Additionally, CTEEP contracted a Swap instrument with JP Morgan, with Notional of R$ 150.00 million and restatement factor of 98.3% of CDI. The effects from this instrument are described in Note 28.

(d)	Bank credit notes of subsidiary IENNE with Banco Bradesco:

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

(iii) Secured account with a limit of R$ 20.0 million. The nominal charges correspond to 100.0% of the CDI.

(e)	Bank credit notes of subsidiary IESUL with Banco Citibank S.A.:

(i) On July 27, 2009, subsidiary IESUL signed a bank credit note contract with Citibank S.A., with a limit of R$ 40.0 million. The charges levied on this transaction were monthly paid, with settlement occurring on October 13, 2010. As guarantee a comfort letter issued by CTEEP was offered.

(ii) On August 04, 2010, subsidiary IESUL signed a bank credit note contract with Citibank S.A., with a limit of R$ 17.0 million and settled on March 3, 2011. The charges on this transaction were paid on a monthly basis. The fund is intended to finance the construction of the Transmission Lines and Substations provided for in the concession contracts. As guarantee a Note was offered.

(f)	On May 19, 2010, subsidiary IENNE signed a financing contract with Banco do Nordeste do Brasil S.A., at the amount of R$ 220.0 million, whose value was released on July 20 and 30, 2003 in September 03 and October 11, 2010. The fund is intended to finance approximately 40% of the Transmission Line between substations Colinas do Tocantins a São João do Piauí. The amortization will be in 216 monthly installments beginning in June 2012, and until the start of the amortization, the charges will be paid on a quarterly basis. As guarantee a contracted bank guarantee was offered in effect until July 15, 2011, with bank Bradesco to the cost of 1.8% per year, with quarterly due dates. On June 09, 2011, the guaranttee had its due date tranferred to July 08, 2012.

The maturities of the installments at long-term are distributed as follows:

	2011(unaudited)	2010	2009
2011	—	—	96,989
2012	—	132,449	96,084
2013	451,771	132,963	96,071
2014	172,425	133,201	96,074
2015	98,201	69,183	49,571
2016	23,975	5,161	3,228

After 2016	237,892	67,075	19,264

	984,264	540,032	457,281

14.	DEBENTURES

	Maturity	Quantity	Charges	2011 (unaudited)	2010	2009
1st series	12.15.2014	49,100	CDI + 1.3% p.a.	490,736	490,405	—
2nd series	12.15.2017	5,760	IPCA + 8.1% p.a.	67,117	65,388	—
Single Series IEMadeira	15.09.2012	420	106.5 % of CDI p.a.	221,608

				779,461	555,793	—

Current				389,825	2,154	—

Non-current				389,636	553,639	—

In December 2009, CTEEP issued 54,860 debentures totaling R$ 548.6 million, with financial settlement in January 2010. The 1st series will be amortized on the following dates: December 15, 2012, 2013 and 2014, and the remuneration will be paid semiannually on June and December 15 every year, the first occurred on June 15, 2010.

The 2nd series will be amortized on the following dates: June 15, 2014, December 15, 2015, 2016 and 2017, and the remuneration will be paid on the following dates: June 15, 2011, 2012, 2013, 2014, December 15, 2015, 2016 and 2017, the first occurred on June 15, 2011.

In September 2011, IEMadeira issued 420 debentures amounting to R$ 420.0 million, with entry of 400 debentures on September 15, 2011 and 20 debentures on October 3, 2011. These debentures are expected to be redeemed in its entirety with proceeds from the long-term financing with BNDES.

The maturities of installments at long-term are distributed as follows:

	2011(unaudited)	2010	2009
2011	—	—	—
2012	—	168,092	—
2013	163,204	163,206	—
2014	177,939	176,878	—
2015	16,164	15,153	—
2016	16,163	15,155	—

After 2016	16,166	15,155	—

	389,636	553,639	—

15.	TAXES AND SOCIAL CHARGES PAYABLE

	2011(unaudited)	2010	2009
Income tax	38,391	45,952	52,289
Social contribution	13,983	16,633	15,923
COFINS	7,976	7,210	3,609
PIS	1,730	1,564	782
Scholarship program (i)	864	1,542	2,195
INSS	7,524	6,206	4,539
ISS	3,421	3,936	3,847
Others	6,384	5,702	5,321

	80,273	88,745	88,505

(i)	Refers to the obligations assumed by the Company, in an agreement executed with the unions, in order to reimburse its employees for costs for completing their studies at primary, secondary and higher education.

16.	TAXES PAID IN INSTALLMENTS - LAW NO. 11,941

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

On June 30, 2011, the Company consolidated tax debts before the Brazilian IRS and opted for the payment in 180 monthly installments for calculation of the portion to be paid from June 30, 2011. The advances made in the period from November 30, 2009 to May 31, 2011 which represented 19 installments already paid were deducted from the total installments. Following this deduction, 161 installments were generated to be paid as from June 30, 2011, amounting to R$ 975, subject to monetary restatement based on accumulated SELIC as from December 2009.

Due to the option payment in 180 months, the Company generated a reduction revenue of fine and interest amounting to R$ 21,013 over the total amount due, recognized in financial income (expenses). This income for income and social contribution taxes is not part of the Company’s taxable income, under Law No. 11941/09.

The changes for the years ended on December 31, 2011(unaudited), 2010 and 2009 were as follows:

	2011(unaudited)	2010	2009
Initial balance	155,317	147,738	212,097
Penalties and interest on the debit	—	—	119,054
Reduction of penalties and interest (Law benefit)	(21,013)	—	(42,257)
Adjustment for inflation on the debit	30,202	7,580	—
Payment on sight	—	—	(141,156)
Payments made (*)	(6,997)	(1)	—

	157,509	155,317	147,738

Current	12,273	10,353	9,853

Non-current	145,236	144,964	137,885

(*)	Until the approval of the installments by the Internal Revenue Service of Brazil, the monthly payment is the amount of R$ 100.00 (one hundred reais).

17.	REGULATORY CHARGES PAYABLE

	2011(unaudited)	2010	2009
Research and development—R&D	50,364	39,114	30,709
Power Development Account – CDE	1,834	2,179	2,561
Fuel Consumption Account – CCC	2,592	3,620	2,167
Global Reversal Reserve – RGR	4,917	5,629	6,630
Incentive Program for Alternative Sources of Electric Power—PROINFA	1,269	1,143	1,180
Inspection Fee – ANEEL	182	48	40

	61,158	51,733	43,287

Current	28,824	49,559	40,018

Non-current	32,334	2,174	3,269

18.	ALLOWANCES

	2011(unaudited)	2010	2009
Vacation and social charges	17,840	16,795	15,806

Profit sharing – PLR	5,419	5,786	8,035
Voluntary Resignation Program – PDV (a)	6	87	3,649
Various indemnities	—	—	309
Contingencies (b)	101,844	161,682	167,842

	125,109	184,350	195,641

Current	23,277	22,662	27,688

Non-current	101,832	161,688	167,953

a)	Voluntary Resignation Program—PDV

The Company, which had 2,737 employees on October 31, 2006, approved Voluntary Resignation Program—PDV with a period of membership from November 21 to 30, 2006, obtaining 1,534 members.

On December 31, 2011, the remaining balance refers to the allowance for health and dental care to which the employees are entitled for 36 months after their resignation.

b)	Allowance for contingencies

On a quarterly basis, the contingencies are evaluated and classified according to probability of loss for the Company, as shown below:

	2011(unaudited)	2010	2009
Labor (i)	87,807	145,993	147,344
Civil	3,347	3,844	3,219
Tax – IPTU (ii)	7,608	7,527	8,239
Social security – INSS (iii)	1,439	3,635	5,398
ANEEL (iv)	1,643	683	3,642

	101,844	161,682	167,842

The court are recorded as non-current assets under “escrows and related deposits”.

The Company has tax, labor and civil proceedings involving risk of loss that the Management, based on an assessment of its legal counsels, classified more likely to win, at the estimated amount of R$ 119,512 (12/31/2010 R$ 101,252 and 12/31/2009—R$ 89,385), concentrated mainly on labor actions, for which no allowance was made.

(i) Labor

The Company assumed responsibility for certain proceedings filed with different courts, arising mainly from the partial spin-off of Compania Energética de São Paulo (CESP) and EPTE – Empresa Paulista de Trasmissão de Energia Eletrica S/A.

(ii) Tax – IPTU

The Company makes allowance to meet the debts with the local government of several municipalities of the State of São Paulo, related to regularization proceedings of areas, amounting to R$ 7,608.

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

d)	Actuarial evaluation

In the actuarial evaluation, prepared by independent actuaries, the social security plans PSAP sponsored by the Company was adopted using the projected unit credit method. The main economic and financial information, in compliance with IAS 19 and CVM Instruction no. 600, based on actuarial opinions is the following:

(i) Reconciliation of assets and liabilities

	2011(unaudited)	2010	2009
Fair value of the assets	2,684,582	2,515,067	2,001,707
Present value of the defined benefit liability	(2,008,168)	(1,800,653)	(1,628,613)
Restriction of the recognition of assets	(676,414)	(714,414)	(373,094)

Net liabilities	—	—	—

(ii) Changes in the plan assets

	2011(unaudited)	2010	2009
Fair value of the assets at the beginning of the year	2,515,067	2,001,707	1,790,191
Employer contributions	2,036	2,128	1,782
Employee contributions	2,886	2,707	2,658
Return from investments	281,493	612,858	304,884
Benefits paid	(116,900)	(104,333)	(97,808)

Fair value of the assets at the end of the year	2,684,582	2,515,067	2,001,707

(iii) Changes in actuarial liabilities

	2011(unaudited)	2010	2009
Present value of the net actuarial liability at the beginning of the year	1,800,653	1,628,613	1,517,603
Costs of current services	911	(200)	(397)
Costs of interest	188,384	178,110	162,154
Contribution of the participants	2,886	2,707	2,658
Actuarial gain/loss	132,234	95,756	44,403
Benefits paid	(116,900)	(104,333)	(97,808)

Present value of the net actuarial liability at the end of the year	2,008,168	1,800,653	1,628,613

(iv) Participants of the plan

	2011(unaudited)	2010	2009
Active	1,447	1,446	1,458

Inactive
Retirees	1,882	1,852	1,774
Retirees for disability	37	40	34
Pensioners	103	85	79

	2,022	1,977	1,887

	3,469	3,423	3,345

(v) Actuarial assumptions used

	2011(unaudited)	2010	2009
Discount rate of the present value of actuarial liabilities	10.50%	10.75%	11.25%
Expected return rate on the plan assets	11.50%	12.00%	11.50%
Future salary increase rate	4.50%	7.64%	7.64%
Adjustment index of continued provision granted benefits	4.50%	4.50%	4.50%
Overall mortality	AT-83	AT-83	AT-83
Overall disability	Light-Average	Light-Average	Light-Average
Mortality of disabled people	AT-49	AT-49	AT-49

20.	SPECIAL LIABILITIES—REVERSAL/AMORTIZATION

Refer to resources from the reserve of reversal, amortization and installment withheld in the Company, from the monthly shares of Global Reversal Reserve—RGR, related to applications of resources in investments for expansion of public utility of electric power and amortization of loans obtained for the same purpose, occurred until December 31, 1971. It is not defined by Grantor how these liabilities will be settled in the amount R$ 24,053 in 2011(unaudited), 2010 and 2009.

21.	NET EQUITY

a)	Capital

The authorized capital of the Company on December 31, 2011(unaudited), 2010 and 2009 is R$ 1,469,090, of which R$ 615,696 in common shares and R$ 853,394 in preferred shares, all nominative, book-entry shares with no par value.

Subscribed and paid-in capital on December 31, 2011(unaudited) totaled R$ 1,162,626 (12.31.2010 R$ 1,119,911 and 12.31.2009—R$ 1,063,049) divided into 152,661,565 (12.31.2010 151,828,980 and 12.31.2009—150,656,559) shares, of which 64,484,433 (12.31.2010 63,860,513 and 12.31.09 63,199,250) common shares and 88,177,132 (12.31.2010 87,968,467 and12.31.09—87,457,309) preferred shares.

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

In a Board of Directors’ meeting held on April 25, 2011, ratified on May 6, 2011, it was approved the capital increase amounting to R$ 76,673 upon private issue of up to 1,508,487 new shares at the unit price of R$ 51.66 per common share and R$ 50.24 per preferred share. Of the total increase amount, R$ 28,832, equivalent to 558,113 shares are held by the controlling shareholder and are paid-up upon capitalization of the capital reserve (special reserve of goodwill upon incorporation), corresponding to the tax benefit – Company’s goodwill incorporated (Note 9) arising from corporate restructuring concluded in February 2008.

Under the terms of Article 171 of Law No. 6404/76, the shareholders were granted a 30-day period for exercise of the preemptive right. Following the aforementioned period, on May 26, 2011, 560,915 common shares amounting to R$ 28,977 and 105,596 preferred shares amounting to R$ 5,305 were subscribed.

Still under the terms set out in Article 171 of Law No. 6404/76, the shareholders who subscribed shares within the aforementioned period were granted the option to subscribe the remaining shares proportionally to the subscriptions effected of their preemptive rights during the period from June 2—9, 2011, at the same price and under the same conditions, fully paid-up upon subscription.

As determined after period for subscription of the remaining shares, from June 2 to June 9, 2011, 198 common shares and 215,545 preferred shares were subscribed at the issue price of R$ 51.66 per common share and R$ 50.24 per preferred share, totaling R$ 10,839 of capital increase.

On October 28, 2011, CVM authorized the Record of Public Offer of the Company’s Remaining Shares. The auction of the remaining shares was held on November 4, 2011 from 4 p.m. to 4:15 p.m. at BM&FBovespa. The minimum prices were the same practiced in the previous phases to the capital increase process, and the amounts offered corresponded to the unsubscribed remaining shares.

At the end of the auction, 63,146 common shares, corresponding to R$ 3,262, were subscribed, thus 563,087 unsubscribed preferred shares were left. Therefore, the Company granted its shareholders who subscribed the shares for capital increase the right to review their decision in relation to the subscription of shares, whether totally or partially, up to November 11, 2011. After this period, there was the retraction of 112,815 shares, corresponding to R$ 5,668, which were cancelled. Finally, 675,902 unsubscribed shares were left, 339 common shares and 675,563 preferred shares, respectively.

In a Board of Directors’ meeting held on December 21, 2011:

(i)	CTEEP’s capital increase was unanimously approved; in the Board of Directors’ meeting held on April 25, 2011, ratified on May 6, 2011 it was approved the capital increase amounting to R$ 42,715, upon issuance of 623,920 common shares, and 208,665 preferred shares.

(ii)	It was unanimously approved the cancelling of 339 common shares and 675,563 preferred shares, all issued by CTEEP and not subscribed by the shareholders in the term provided by the Board of Directors’ meeting held on April 25, 2011, ratified on May 6, 2011.

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

In 2010, the Board decided on the distribution of interest on shareholders’ equity and interim dividends as follows:

	interest on shareholders’ equity		Interim dividends
Date	Total	Per share	Total	Per share	Payments
03.30.2010	61,920	0.411002	—	—	04.20.2010
06.28.2010	62,926	0.414452	63,671	0.419364	07.23.2010
09.30.2010	63,720	0.419682	146,280	0.963453	10.25.2010
12.17.2010	63,027	0.415119	112,073	0.738152	01.28.2011

	251,593	1.660255	322,024	2.120969

In the meetings held on March 31 and June 30, 2011, the Board of Directors approved the payment of dividends, on April 29, 2011 and July 28, 2011, referring to 2010 profit, amounting to R$ 181,307, R$ 16,714, corresponding to R$ 1.194154 and R$ 0.110087 per share, respectively.

In 2011, the Board of Directors approved the payment of interest on equity and interim dividends, as follows:

2011(unaudited)
	Interest on equity		Interim dividends
RCA Date	Total	Per share	Total	Per share	Payment
03.31.2011	65,693	0.432676	—	—	04.29.2011
06.30.2011	63,461	0.417975	160,525	1.057275	07.28.2011
09.30.2011	61,228	0.403273	172,772	1.137935	10.31.2011
12.21.2011	64,158	0.420264	169,842	1.112539	01.30.2012

	254,540	1.674188	503,139	3.307749

The Company’s Bylaws provides for minimum mandatory dividends corresponding to 10% of the capital, corresponding to R$ 116,2 million, whenever there are profit balance after the constitution of legal reserve.

	2011(unaudited)	2010
Net income of the year	915,260	812,171
Constitution of legal reserve (5% of net income the year)	(16,762)	(40,609)
Realization of reserve of unrealized profit	2,217	3,240
Dividends and interest on prescribed shareholders’ equity	2,156	2,522

Calculation basis of dividends	902,871	777,324

Interest on shareholders’ equity	(116,263)	(111,991)
Interim dividends	(641,416)	(461,626)
Constitution of statutory reserve	(4,272)	(5,686)
Set up of retained earnings reserve	(109,571)	—
Allocation of dividends	31,349	198,021

c)	Capital reserve

	2011(unaudited)	2010	2009
Grants for investments– CRC (i)	1,264,084	1,264,084	1,264,084
Remuneration of fixed assets in use (ii)	633,053	633,053	633,053
Gifts and grants for the investments	150,489	150,489	150,489
Tax incentives – FINAM	6,743	6,743	6,743
Special Reserve of Incorporated Premium on Acquisition (Note 9)	147,912	176,744	205,576

	2,202,281	2,231,113	2,259,945

(i)	Grants for Investments—CRC

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

d)	Profit reserve

	2011(unaudited)	2010	2009
Legal reserve (i)	232,525	215,763	175,154
Statutory reserve (ii)	116,263	111,991	106,305
Reserve of unrealized profit (iii)	31,076	33,293	36,533
Reserve of earned income (iv)	762,648	653,077	653,077

	1,142,512	1,014,124	971,069

(i)	Legal reserve

Made in 5% of net income of the year, before any allocation, up to 20% of the capital.

(ii)	Statutory reserve

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

e)	Earnings per share

	2011(unaudited)	2010	2009
Basic and diluted earnings per share
Net income – R$ thousand	915,260	812,171	861,975

Weighted average quantity of shares
Common shares	63,877,151	63,655,793	62,785,062
Preferred shares	87,974,031	87,810,218	86,984,703

	151,851,182	151,466,011	149,769,765

Total basic and diluted earnings per share	6.02735	5.36207	5.75533

22.	NET OPERATING REVENUE

22.1	Composition of net operating revenue

	2011(unaudited)	2010	2009
Gross revenue
Construction (a)	1,103,686	693,803	565,468
Operation and maintenance (a)	555,127	442,469	500,001
Financial (b)	1,589,969	1,398,245	1,371,068
Rents	13,703	12,797	12,340
Service provision	6,204	4,229	6,934

Total gross revenue	3,268,689	2,551,543	2,455,811

Taxes on revenue
COFINS	(177,541)	(128,896)	(118,866)
PIS	(38,325)	(27,967)	(25,787)
ISS	(301)	(212)	(368)

	(216,167)	(157,075)	(145,021)

Regulatory charges
Fuel Consumption Account– CCC	(40,737)	(32,524)	(31,578)
Power Development Account – CDE	(26,021)	(27,197)	(35,396)
Global Reversal Reserve – RGR	(54,042)	(46,972)	(48,312)
Research and development – R&D	(18,499)	(16,202)	(27,720)
Incentive Program for Alternative Sources of Electric Power – PROINFA	(12,418)	(15,287)	(18,772)

	(151,717)	(138,182)	(161,778)

	2,900,805	2,256,286	2,149,012

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

On June 28, 2011, Approving Resolution no. 1171 was published, establishing that CTEEP annual revenue allowed, for availability of transmission facilities of the Basic Grid and Other Transmission Facilities for the round of 12 months, including the period from July 1, 2011 and June 30, 2012.

According to the aforementioned resolution, the Company’s RAP, together with its subsidiaries, which was R$ 1,861,195 on July 1, 2010, became to R$ 2,120,592 on July 1, 2011, an increase of R$ 259,397, equivalent to 13.9%.

The Company’s revenue in force from July 1, 2011 until June 30, 2012 shows the following composition:

The Company’s RAP together with its subsidiaries to be earned in twelfths from July 1, 2011 through June 30, 2012 is broken down as follows, at the basis of June 2011:

Concession contract	Basic Grid				Other Transmission Facilities (DIT)			Total
	Existing assets	New investments	Bid	Adjustment portion	Existing assets	New investments	Adjustment portion
59/2001	1,241,581	314,290	—	(17,795)	360,076	106,099	(11,767)	1,992,484
143/2001	—	—	15,925	(132)	—	—	—	15,793
004/2007	14,193	—	—	—	—	—	—	14,193
012/2008	—	—	7,386	—	—	—	—	7,386
015/2008	13,474	—	—	—	—	—	—	13,474
018/2008	—	—	3,174	—	—	—	—	3,174
026/2009	—	—	25,200	—	—	—	—	25,200
001/2008	36,435	—	—	—	—	—	—	36,435
013/2008	4,447	—	—	—	—	—	—	4,447
016/2008	8,006	—	—	—	—	—	—	8,006

	1,318,136	314,290	51,685	(17,927)	360,076	106,099	(11,767)	2,120,592

23.	COSTS OF CONSTRUCTION AND OPERATION AND MAINTENANCE SERVICES AND GENERAL AND ADMINISTRATIVE EXPENSES

	2011(unaudited)			2010	2009
	Costs	Expenses	Total	Total	Total
Staff	(169,516)	(41,235)	(210,751)	(201,592)	(185,370)
Services	(422,100)	(45,659)	(467,759)	(380,682)	(349,864)
Depreciation	—	(6,138)	(6,138)	(6,047)	(4,713)
Materials	(703,797)	(1,481)	(705,278)	(425,779)	(332,887)
Leases and rents	(8,298)	(4,878)	(13,176)	(10,661)	(8,977)
Contingencies	—	(1,598)	(1,598)	(31,522)	(24,878)
Others	(19,698)	(26,028)	(45,726)	(29,920)	(31,306)

	(1,323,409)	(127,017)	(1,450,426)	(1,086,203)	(937,995)

24.	FINANCIAL INCOME

	2011(unaudited)	2010	2009
Revenue
Investment income	25,635	28,237	15,403
Active interest	9,495	9,451	103,001
MTM adjustments (CCB International and Commercial Paper)	2,478	—	—
Adjustment for inflation	—	8,382	36,832
Foreign exchange variations (CCB International and Commercial Paper)	17,975	—	—
Hedge adjustments (Swap—CCB International and Commercial Paper)	69,778	—	—
Hedge adjustments (NDF)	7,263	—	—
Others	3,433	1,487	791

	136,057	47,557	156,027

Expenses
Passive interest	(87,825)	(81,582)	(136,274)
Charges on notes	(44,129)	(7,911)	(34,496)
Charges on debentures	(75,603)	(57,686)	—
Expenses (CCB International and Commercial Paper)	(5,312)	—	—
Currency variation	(2,212)	—	—
Foreign exchange variations (CCB International and Commercial Paper)	(48,474)	—	—
Swap adjustments (CCB International and Commercial Paper)	(47,197)	—	—
Hedge adjustments (NDF)	(3,440)	—	—
Others	(22,385)	(5,074)	(6,368)

	(336,577)	(152,253)	(177,138)

	(200,520)	(104,696)	(21,111)

At the end of the year, amounts raised internationally present net foreign exchange losses of R$ 30,499 and expenses of R$ 2,834. On the other hand, swap adjustments generated net revenue of R$ 22,581.

Two operations were made to raise funds abroad:

CCB International with Banco Itaú BBA presented – accumulated in the year – net foreign exchange losses of R$ 19,553 and expenses of R$ 4,663. On the other hand, swap adjustments generated net revenue of R$ 15,686 for the same period to which maintains the cost at 103.5% of CDI.

The amount raised from JP Morgan under Law No. 4131 presented – accumulated in the year – net foreign exchange expenses of R$ 10,946 and expenses at 2.1% p.a. of R$ 649 and at MTM (mark to market)generated revenue of R$ 2,478. On the other hand, swap adjustment obtained net revenue of R$ 6,895 for the same period to which maintains the cost at 98.3% of CDI.

In subsidiary IEMadeira, the accumulated positive hedge adjustment (NDF) is R$ 7,263 and the accumulated negative hedge adjustment (NDF) is R$ 3,440. The balances are proportional to the Company’s interest in the subsidiary.

25.	OTHERS OPERATING REVENUE (EXPENSES)

	2011(unaudited)	2010	2009
Revenue
Claim compensation	—	1,214	—
Sale of land	26,427	1,659	—
Others	140	3,157	282

	26,567	6,030	282

Expenses
Amortization of premium (Note 9)	(28,832)	(28,832)	(28,832)
Loss on change of interest in joint subsidiary	(28,490)	(160)	—
Allowance for losses	—	—	(18,292)
Others	—	(878)	(1,304)

	(57,322)	(29,870)	(48,428)

	(30,755)	(23,840)	(48,146)

26.	INCOME TAX AND SOCIAL CONTRIBUTION

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

The expense for income tax and social Contribution for the year can be reconciled with the accounting profit as follows:

	2011(unaudited)	2010	2009
Profit before income tax and social contribution	1,219,104	1,041,547	1,141,760
Adjustments regarding permanent differences
Interest on shareholders’ equity	(254,540)	(251,593)	(250,610)
Concession contracts—IFRIC 12	(197,146)	(39,888)	(115,135)
Pension and retirement plans—IAS 19	—	13,601	54,902
Discount—IAS 38 IFRS 3, IAS 28, IAS 31, IAS 27 and IAS 39	32,565	16,985	16,985
Costs of issuance of securities—IAS 39	834	(3,649)	1,174
Loss on change of interest in joint subsidiary	26,043	—	—
MTM adjustments	(288)
	826,572	777,003	849,076

Rates	34%	34%	34%

Expected expense of income tax and social contribution	(281,034)	(264,181)	(288,686)
Income tax and social contribution on permanent differences	(22,810)	34,805	8,901

Actual expense of income tax and social contribution	(303,844)	(229,376)	(279,785)

Effective tax rate	37%	30%	33%

Income tax and social contribution
Current	(244,206)	(222,630)	(278,654)
Deferred	(59,638)	(6,746)	(1,131)

	(303,844)	(229,376)	(279,785)

The rate used in the reconciliation of 2011(unaudited), 2010 and 2009 previously shown is the rate of 34% due by legal entities in Brazil on the taxable profit as provided for by the tax laws of such jurisdiction.

The composition of the balance of deferred income tax and social contribution, assets and liabilities is presented below:

Assets / (Liabilities)	2011(unaudited)	2010	2009
Allowance for contingencies	34,623	55,307	56,091
Concession contract	(134,800)	(56,307)	(40,605)
Provision for losses (i)	35,926	—	—
Deferred tax on tax losses	718	—	—
Provision for income and social contribution taxes on tax losses (ii)	(718)	—	—
Pension and retirement plans	—	—	(4,624)
Others	22,075	19,698	14,498

Net	(42,176)	18,698	25,360

Assets	—	28,050	28,420

Liabilities	42,176	(9,352)	(3,060)

(i)	This basically refers to the provision recorded at December 31, 2011 amounting to R$ 82,121, resulting from procedures carried out to meet ANEEL Resolution No. 367/2009, which defined the “New Manual for Equity Control in the Electricity Segment”. The Company prepared a physical inventory of all its fixed assets; this work resulted in the identification of all overstatements, which are still being reconciled. The Management elected to set up provision for the overstatements identified up to the moment, and upon conclusion of these reconciliations, the remaining balance will be recognized as effective loss. For IFRS purposes, this amount was adjusted through review of the fair value of financial assets, recorded under accounts receivable (concession assets).

(ii)	The subsidiaries IEMG, IENNE and IESul have accumulated tax losses. Since these subsidiaries do not have history of taxable profits, because the commercial transactions are recent, the Management elected to set up provision for the total amount of deferred income and social contribution taxes.

27.	RELATED PARTY TRANSACTIONS

Significant balances and transactions with related parties during nine months are as follows:

		2011(unaudited)		2010		2009
Type of operation	Related party	Assets	Revenue/ (Expense)	Assets	Revenue/ (Expense)	Assets	Revenue/ (Expense)
Short term benefit	Key staff from administration			—	(5,966)	—	(7,989)
Sublease	ISA Capital	43	252	39	249	15	200
	IEMG	7	34	1	15	1	17
	IENNE	8	99	8	100	9	95
	Pinheiros	—	58	3	32	3	40
	IESUL	5	82			12	12
	Serra do Japi	15	85	2	24	2	5
Service provision	ISA Capital	—	86	7	86	7	83
	IEMG	—	—	132	1,658	1,499	1,499
	Pinheiros	30	105
	IEMadeira	3,226	3,226
Financial loan	IESUL	—	—		1,571	—	—
	Pinheiros	—	543	52,651	1,231	—	—
	Serra do Japi	—	1,025	3,687	24	—	—
Reimbursement of pre-auction studies	IEMadeira	—	—	—	—	193	—

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

In 2009, the contract in which the Company provides operation and maintenance services of IEMG facilities entered into force. In 2011, the aforementioned contract was terminated, and the services ceased.

In 2011, the contract which sets forth that the Company shall provide maintenance and operation services for Pinheiros facilities became effective.

In May 2010, a financial loan contract was executed with IESUL at the maximum amount of R$ 63,000, used in whole or in part for up to 24 months. The charges levied on this transaction will be paid on maturity and correspond to CDI rate plus 2.5%. On December 31, 2011, there are no outstanding balances referring to this contract.

In July 2010, a financial loan contract was executed with Pinheiros at the maximum amount of R$ 100,000, used in whole or in part for up to 24 months. The charges levied on this transaction will be paid on maturity and correspond to CDI rate plus 1.3%. On December 31, 2011, there are no outstanding balances referring to this contract.

In December 2010, a financial loan contract was executed with Serra do Japi at the maximum amount of R$ 55,500, used in whole or in part for up to 24 months. The charges levied on this transaction will be paid on maturity and correspond to CDI rate plus 1.3%. On December 31, 2011, there are no outstanding balances referring to this contract.

In 2011, a contract that sets forth that the Company shall provide Technical Consulting Services for Management of Owner’s Engineer Services, to be performed by IEMadeira and/or companies outsourced by IEMadeiras, entered into force.

These operations were performed under conditions similar to the market conditions.

28.	FINANCIAL INSTRUMENTS

a)	Identification and valuation of financial instruments

	2011(unaudited)	2010	2009
Financial assets
Fair value through profit or loss
Cash and cash equivalent	207,295	54,983	43,234
Loans and receivables
Accounts receivable
Current	1,474,794	1,424,390	1,430,606
Non-current	5,335,027	4,225,309	3,656,679
Values receivable—Treasury department
Current	14,906	22,938	19,439
Non-current	810,750	681,129	557,027
Escrows and related deposits	61,886	42,248	43,946
Derivative financial instruments
Current	1,673	—	—
Non-current	54,195	—	—

Financial liabilities
Amortized cost
Loans and financing
Current	1,007,673	332,413	592,129
Non-current	984,264	540,032	457,281
Debentures
Current	389,825	2,154	—
Non-current	389,636	553,639	—
Suppliers	83,056	93,964	70,806
Interests on shareholders’ equity and dividends payable	232,156	193,822	6,116
Fair value through profit or loss
Derivative financial instruments
Current	27,226	—	—
Non-current	—	—	—

The book values of the financial instruments, assets and liabilities, when compared to the values that could be obtained on their trade in a active market or, on its absence, with adjusted net present value based on the interest rate in force in the market, substantially approximates to their corresponding market values.

On April 26 and October 17, 2011, the Company entered into an agreement for swap derivative instruments, in order to hedge against foreign exchange risks related to the Loan in Foreign Exchange made under the terms of Law No. 4131 of September 3, 1962.

On April 29, 2011, the subsidiary IEMadeira entered into a derivative financial instrument contract in order to hedge against foreign exchange risks related to the purchase of steel and aluminum angles and aluminum cables.

The Company and its subsidiary IEMadeira classify the derivatives contracted as fair value hedge and, according to the standards described in CPC 38 and IAS 39, the Company adopted the hedge accounting method.

These instruments are managed according to the Full Risk Management Policy and the Financial Risk Guidelines of the Company and its subsidiaries. The results obtained from these transactions and application of said risk management controls are part of the monitoring of financial risks adopted by the Company and its subsidiaries, as follows:

	Consolidated
Short-term	Maturity	Notional value	Fair value	Amount receivable (payable)
		12.31.2011	12.31.2011	12.31.2011
Asset position:
Swap (Itaú)	April 2012	7,135	7,135	—
Swap (JP Morgan)	October 2013	6,823	6,823	—
NDF (Financial Institutions)	June to September 2013	34,067	35,740	1,673

		48,025	49,698	1,673

Liability position:
Swap (Itaú)	April 2012	(7,135)	(14,396)	(7,261)
Swap (JP Morgan)	October 2013	(6,823)	(26,788)	(19,965)
NDF (Supplier)	June to September 2013	(34,067)	(34,067)	—

		(48,025)	(75,251)	(27,226)

Net		—	(25,553)	(25,553)

Long-term	Maturity	Notional value	Fair value	Amount receivable (payable)
		12.31.2011	12.31.2011	12.31.2011
Asset position:
Swap (Itaú)	April 2012	114,941	114,941	—
Swap (JP Morgan)	October 2013	152,293	152,293	—
NDF (Financial Institutions)	June to September 2013	14,039	14,498	459

		281,273	281,732	459

Liability position:
Swap (Itaú)	April 2012	(114,941)	(88,063)	26,878
Swap (JP Morgan)	October 2013	(152,293)	(125,435)	26,858
NDF (Supplier)	June to September 2013	(14,039)	(14,039)	—

		(281,273)	(227,537)	53,736
Net		—	54,195	54,195

b)	Financing

The book value of loans and financing and debentures have their rates bound to TJLP, CDI and IPCA variation and approximates to the market value.

•	Debt ratio

The debt ratio at the end of the period is as follows:

	2011(unaudited)	2010	2009
Loans and financing
Current	1,007,673	332,413	592,129
Non-current	984,264	540,032	457,281
Debentures
Current	389,825	2,154	—
Non-current	389,636	553,639	—

Total debt	2,771,398	1,428,238	1,049,410

Cash and cash equivalent	207,295	54,983	43,234

Net debt	2,564,103	1,373,255	1,006,176

Net equity	4,539,434	4,563,835	4,663,011

Net debt ratio	56.5%	30.1%	21.6%

c)	Risk management

The main risk factors inherent in the Company’s operations may be identified as follows:

(i)	Credit risk—The Company and its subsidiaries has contracts with the National Electric System Operator—ONS, concessionaires and other agents, regulating the provision of its services related to the basic grid to 216 users, with a bank guarantee clause. Also, the Company has contracts regulating the provision of its services in other transmission facilities-DIT with 30 concessionaires and other agents, also with a bank guarantee clause.

(ii)	Price Risk—The revenue of the Company and its subsidiaries are under concession contract, adjusted annually by ANEEL, by IGP-M variation, and part of the revenue subject to regular review every four years (Note 22.3).

(iii)	Interest rate risk—The update of the financing contracts is bound to TJLP, IPCA and CDI variation (Notes 13 and 14).

(iv)	Exchange rate risk—The Company eliminated foreign exchange risks from its liabilities by engaging into swap derivative instruments designated as fair value hedge of the Loan Agreement in Foreign Currency (Note 13 (c)). The subsidiary IEMadeira eliminated the foreign exchange risk by engaging into swap derivative instruments designated as fair value hedge. The Company and its subsidiaries do not have accounts receivable and other assets in foreign currency. Other exposure to foreign exchange variation effects are considered irrelevant and correspond to occasional import of equipment.

(v)	Funding Risk—The Company and its subsidiaries may in the future face difficulties in raising funds with costs and terms of reimbursements appropriate for its cash generation profile and/or its debt reimbursement obligations.

(vi)	Insurance risk—The Company and its subsidiaries hire operating risk and civil liability insurance for its substations. However, given the difficulties in hiring insurance companies to cover any damage to transmission lines against losses from fire, lightning, explosion, short circuits and power outages, they do not make insurance against such risks. Therefore, any damage to the transmission lines may incur significant additional costs and investments.

(vii)	Liquidity Risk—The main cash source of the Company and its subsidiaries is from its operations, primarily from the use of its power transmission system by other concessionaires and agents of the industry. Its annual amount represented by the RAP facilities bound to the basic grid and other transmission facilities-DIT is defined under the law in force, by ANEEL. The Company manages liquidity risk by keeping bank credit facilities and funding credit facilities to raise loans that it deems appropriate, through the continuous monitoring of expected and actual cash flows, and the combination of the maturity profiles of financial assets and liabilities.

29.	COMMITMENTS TAKEN—OPERATING LEASES

The main commitments of the Company and its subsidiaries are related to the operations of operating lease of vehicles and computer equipment, whose future minimum payments, in whole for each period is presented below:

	2011(unaudited)	2010	2009
Up to one year	6,210	3,133	3,876
More than one year up to five years	8,002	3,411	1,243

	14,212	6,544	5,119

The lease transactions involving the Company as lessee are sub-lease operations with its parent company and its subsidiaries, and are disclosed in Note 27—related party transactions.

30.	INSURANCE

The specification by risk modality of effectiveness of the Company’s insurance are as follows:

Modality	Effectiveness	Amount insured - R$ thousand	Premium - R$ thousand
Equity	07/09/09 to 12/19/12	2,635,324	2,947
General Civil Liability	09/01/09 to 12/19/12	33,000	415
National transports	07/16/09 to 12/15/12	231,632	51
Collective Personal Injuries	05/01/11 to 05/01/12	26,767	1
Vehicles	03/02/11 to 03/02/12	Market value	35

			3,449

a)	Equity—Coverage against risks of fire and electrical damage to the main equipment installed in transmission substations, buildings and respective contents, warehouses and facilities, according to concession contract no. 059/2001, Clause Four, Sub-Clause Eight, II, Item D, where the transmitter shall maintain insurance policies to ensure adequate coverage of most important equipment of the transmission system facilities, and the Transmitter should define the property and premises to be insured.

b)	General Civil Liability—Coverage to repair unintentional damage, personal and/or property damage caused to third parties as a result of the Company’s operations.

c)	National Transportation—Coverage for damage caused to property and equipment of the Company, carried on the national territory.

d)	Collective Personal Injury—Insurance against personal injury to officers and apprentices.

e)	Vehicles—Coverage against collision, fire, theft and third parties.

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

As a result of the above-mentioned facts and by operation of said decision of the 49th Labor Court of the State of São Paulo, and the decision of the Superior Court of Justice, CTEEP onlent to CESP Foundation from September 2005 to December 2011, the amount of R$ 1,927,563 for payment of benefits of State Law 4819/58, receiving from the State Treasury department the amount of R$ 1,268,799 for that purpose. The difference between the values onlent to CESP Foundation and reimbursed by the Treasury department, at the amount of R$ 658,764 (Note 7 (c)), was initially requested in an administrative proceeding by the Company, and in December 2010 a collection lawsuit was filed.

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

33.	SUBSEQUENT EVENTS

a)	Acquisition of 40% of shares of IEMG capital held by Cymi Holding SA (Note 2.4 (a).)

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

On April 19, 2011, the Company signed additive number 2 to the loan contract with Banco Nacional de Desenvolvimento Econômico e Social—BNDES, which on April 28, 2011paid R$ 74.4 million to TJLP + 1.80% per year.

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

f)	Ratification of dividents payment

The General Shareholders’ Meeting of April 29, 2011, ratified the payments of dividends and interest over capital deliberated by the Management Board and decided to pay, during 2011, the balance of dividends referring to the 2010 profit, amounting to R$ 16,714, corresponding to R$ 0.110087 per share.

2011 (unaudited)

a)	Loans and financing

On January 11, 2012, the 6th issue of promissory notes, in the amount of R$ 400.0 million took place, maturing in January 5, 2013. The nominal charges correspond to 104.9% of CDI.

On January 11, 2012, the 4th issue of promissory notes was settled.

On January 13, 2012, amendments to the financing agreements between BNDES and the subsidiary IEMadeira were signed (Note 13 (iv)), changing the maturity date from January 15, 2012 to July 15, 2012 or the date of disbursement of the first installment of the credit facility to be opened by BNDES by means of long-term financing agreement, whichever occurs first.

b)	Start-up of substation

The Salto substation of the subsidiary Serra do Japi started operating on January 18, 2012.

c)	Dividends and interest on equity capital

On January 30, 2012, the Company paid dividends and interest on equity capital and/or made them available, as approved at the Board of Directors’ meeting held on December 21, 2011 (Note 21 (b)).

The Ordinary and Extraordinary General Shareholders’ Meeting held on April 16, 2012 ratified the payment of dividends and interest on equity resolved by the Board of Directors and approved the payment, on April 30, 2012, of the balance of dividends referring to 2011 profit, amounting to R$ 31,349, corresponding to R$ 0.205349 per share (Note 21b).

34.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized by the Board of Directors on November 16, 2011.

Abbreviations used:

COFINS (CONTRIBUTION TO SOCIAL SECURITY FUNDING)

PIS (SOCIAL INTEGRATION PROGRAM)

FGTS—SEVERANCE INDEMNITY GUARANTEE FUND

INSS—NATIONAL SOCIAL SECURITY INSTITUTE

RAP—(ALLOWED ANNUAL REVENUE)

IGPM—(GENERAL INDEX OF MARKET PRICES)

IPCA—(NATIONAL EXTENDED CONSUMER PRICE INDEX)

IPTU—(URBAN LAND AND BUILDING TAX)

CVM—BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ISS— SERVICE TAX

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Unaudited financial statements

December 31, 2011

Independent auditors’ report

To

The Board of Directors and Shareholders of

Companhia Energética do Maranhão—CEMAR

São Luís—MA

We have audited the accompanying statements of financial position of Companhia Energética do Maranhão—CEMAR as of December 31, 2010 and 2009 and the related statements of profit or loss, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companhia Energética do Maranhão—CEMAR as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and accounting practices adopted in Brazil.

Fortaleza, January 25, 2012

KPMG Auditores Independentes

Companhia Energética do Maranhão—CEMAR

(Publicly held Company)

Statement of financial position

December 31, 2011, 2010 and 2009

(In thousands of Reais)

Assets	2011	2010	2009
	(unaudited)
Current
Cash and cash equivalents	424,463	456,836	357,467
Accounts receivable	492,521	450,588	373,360
Accounts receivable—Low income	15,825	17,418	23,115
Allowance for doubtful accounts	(45,757)	(45,831)	(45,112)
Recoverable taxes	25,120	34,086	45,470
Recoverable contributions and taxes	49,268	48,212	7
Inventories	6,101	5,509	5,520
Other credits—Services	29,102	55,335	18,279
Other receivables	6,896	6,176	4,022

	1,003,539	1,028,329	782,128

Noncurrent
Accounts receivable	69,980	58,177	68,235
Recoverable taxes	40,321	40,369	43,742
Deferred income tax and social contribution	195,761	252,495	253,257
Other receivables	8,944	8,394	8,959
Concession financial asset	79,214	50,409	33,403
Investments	221	221	221
Intangible assets, net	1,558,250	1,369,214	1,239,266

	1,952,691	1,779,279	1,647,083

Total assets	2,956,230	2,807,608	2,429,211

Liabilities and shareholders’ equity	2011	2010	2009
	(unaudited)
Current
Trade payables	186,188	168,258	166,755
Accrued vacation and payroll payables	8,118	7,054	6,276
Loans and financings	220,689	131,134	140,513
Debentures	61,590	63,041	7,814
Regulatory charges payables	9,227	5,434	2,950
Tax payables	51,205	34,921	31,858
Income tax and social contribution payable	25,007	36,307	432
Dividends payable	47,481	56,016	34,201
Provision for contingencies	17,841	27,444	3,316
Public lighting fee payable	14,534	13,492	15,704
Research and development and energy efficiency accrual	14,293	15,890	17,138
Profit sharing accrual	16,428	16,794	13,907
Other accounts payable	22,562	26,187	18,040

	695,163	601,972	458,904

Noncurrent
Loans and financings	942,580	849,877	801,639
Debentures	160,380	213,840	267,300
Tax payables	37,727	84,329	84,230
Deferred income tax and social contribution	120,023	104,527	86,495
Provision for contingencies	12,914	16,899	4,806
Research and development and energy efficiency accrual	23,305	28,111	16,624

	1,296,929	1,297,583	1,261,094

Shareholders’ equity
Share capital	465,531	374,346	310,278
Capital reserve	674	674	674
Earnings reserve	497,933	577,975	443,203
Accumulated losses	—	(44,942)	(44,942)

	964,138	908,053	709,213

Total liabilities and shareholders’ equity	2,956,230	2,807,608	2,429,211

See the accompanying notes to the financial statements.

Companhia Energética do Maranhão—CEMAR

(Publicly held Company)

Statement of profit or loss

December 31, 2011, 2010 and 2009

(In thousands of Reais)

	2011	2010	2009
	(unaudited)
Net revenues	1,912,105	1,756,353	1,618,613

Cost of electric energy services	(1,250,669)	(1,092,978)	(1,039,555)

Energy costs	(593,157)	(542,188)	(470,906)

Energy purchased for resale	(504,517)	(461,327)	(383,680)
Transmission and distribution systems usage fees	(88,640)	(80,861)	(87,226)

Operating costs	(657,512)	(550,790)	(568,649)

Labor	(24,245)	(20,453)	(11,406)
Material	(6,648)	(5,454)	(5,885)
Third party services	(56,448)	(39,510)	(33,241)
Depreciation and amortization	(75,555)	(83,134)	(83,398)
Leasing expenses	(1,560)	(106)	(33)
Construction costs	(495,588)	(402,200)	(431,622)
Other	2,532	67	(3,064)

Gross margin	(312,326)	663,375	579,058

Selling expenses	(110,472)	(84,929)	(70,679)
Impairment on receivables	(27,907)	(35,906)	(25,375)
Administrative expenses	(79,824)	(73,834)	(53,334)
Payroll and key management personnel	(3,471)	(9,083)	(2,664)
Provision for contingencies	(18,533)	(7,744)	(3,252)
Depreciation and amortization	(14,886)	(10,918)	(14,195)
Other operating income (expense)	(57,233)	(46,685)	(26,626)

Profit before financial results and income taxes	349,110	394,277	382,933

Net finance costs	(46,684)	(61,406)	(87,744)

Finance income	104,392	90,843	94,559
Finance costs	(151,076)	(152,249)	(182,303)
Profit before income taxes	302,426	332,871	295,189

Income tax and social contribution	(54,924)	(54,250)	(75,558)

Deferred income taxes	(30,805)	(18,795)	(14,044)
Current income taxes	(24,119)	(35,455)	(61,514)

Net profit	247,502	278,621	219,631

Basic earnings per share (R$)	1.5075	1.6970	1.3380
Diluted earnings per share (R$)	1.5075	1.6970	1.3377

See the accompanying notes to the financial statements.

Companhia Energética do Maranhão—CEMAR

(Publicly held Company)

Other comprehensive income

December 31, 2011, 2010 and 2009

(In thousands of Reais)

	2011	2010	2009
	(unaudited)
Net profit	247,502	278,621	219,631

Other comprehensive income	—	—	—

Other comprehensive income—Net profit	247,502	278,621	219,631

Basic earnings per share (R$)	1.5075	1.6970	1.3380
Diluted earnings per share (R$)	1.5075	1.6970	1.3377

Companhia Energética do Maranhão—CEMAR

(Publicly held Company)

Statement of changes in shareholders’ equity

December 31, 2011, 2010 and 2009

(In thousands of Reais)

			Earnings reserve
	Share capital	Capital reserve	Legal reserve	Tax incentives reserve	Working capital	Unrealized earnings reserve	Special reserve	Additional dividends proposed	Retained earnings (accumulated losses)	Total
January 1, 2009	252,513	383	11,187	46,577	—	25,977	252,513	—	32,256	621,406

Share based compensation	—	291	—	—	—	—	—	—	—	291
Capital increase	57,765	—	(11,188)	(46,577)	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	219,631	219,631

Proposed destinations:
Legal reserve	—	—	9,913	—	—	—	—	—	(9,913)	—
Unrealized earnings reserve	—	—	—	—	—	76,235	—	—	(76,235)	—
Tax benefits reserve	—	—	—	54,155	—	—	—	—	(54,155)	—
Dividends payment	—	—	—	—	—	—	—		(132,115)	(132,115)
Additional proposed dividends	—	—	—	—	—	—	—	24,411	(24,411)	—

December 31, 2009	310,278	674	9,912	54,155	—	102,212	252,513	24,411	(44,942)	709,213

Capital increase	64,068	—	(9,913)	(54,155)	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	278,621	278,621

Proposed destinations:
Legal reserve	—	—	13,932	—	—	—	—	—	(13,932)	—
Unrealized earnings reserve	—	—	—	—	—	21,482	—	—	(21,482)	—
Tax benefits reserve	—	—	—	43,207	—	—	—	—	(43,207)	—
Dividends payment	—	—	—	—	—	—	—	(24,411)	(55,370)	(79,781)
Additional proposed dividends	—	—	—	—	—	—	—	144,630	(144,630)	—

December 31, 2010	374,346	674	13,931	43,207	—	123,694	252,513	144,630	(44,942)	908,053

Capital increase	91,185	—	—	(91,185)	—	—	—	—	—	—
Absorption of accumulated losses in 2010	—	—	—	—	—	(44,942)	—	—	44,942	—
Transfer to working capital reserve	—	—	—	—	331,265	(78,752)	(252,513)	—	—	—
Proposed dividends in 2010 approved in 2011	—	—	—	—	—	—	—	(144,630)	—	(144,630)
Net income	—	—	—	—	—	—	—	—	247,502	247,502
Proposed destinations:
Legal reserve	—	—	12,375	—	—	—	—	—	(12,375)	—
Working capital reserve	—	—	—	—	93,575	—	—	—	(93,575)	—
Tax benefits reserve	—	—	—	47,978	—	—	—	—	(47,978)	—
Dividends payable	—	—	—	—	—	—	—	—	(46,787)	(46,787)
Additional proposed dividends	—	—	—	—	—	—	—	46,787	(46,787)	—

December 31, 2011 (unaudited)	465,531	674	26,306	—	424,840	—	—	46,787	—	964,138

See the accompanying notes to the financial statements.

Companhia Energética do Maranhão—CEMAR

(Publicly held Company)

Statement of cash flows

December 31, 2011, 2010, 2009

(In thousands of Reais)

	2011	2010	2009
	(unaudited)
Operating activities
Net income	247,502	278,621	219,631

Adjustments to net income
Depreciation and amortization	90,441	94,051	97,593
Interest and monetary adjustments	24,250	24,860	(3,788)
Provision for contingencies	36,683	32,095	3,252
Impairment loss on receivables	(27,907)	35,906	25,375
Deferred income tax and social contribution	30,805	18,794	14,045
Other	18,725	(6,514)	(12,313)

	172,997	199,192	124,165

Changes in current and noncurrent assets
Accounts receivable	(29,552)	(88,602)	(77,745)
Inventories	(592)	11	2,693
Recoverable taxes	4,133	(59,933)	(25,260)
Other credits	(40,020)	11,294	(7,376)
Other credits—Services	26,233	(42,699)	(10,970)
Accounts receivable—Low income	1,593	5,696	(5,111)
Recoverable taxes	34,216	(26,950)	(31,087)

	(3,989)	(201,183)	(154,855)

Changes in current and noncurrent liabilities
Trade payables	17,930	1,503	(16,771)
Tax payables	(32,655)	94,096	101,723
Accrued vacation and payroll payables	2,106	1,453	6,872
Provision for contingencies	(11,520)	3,831	(22,895)
Dividends paid	(199,950)	(57,968)	(139,931)
Research and development and energy efficiency accrual	(6,403)	10,239	3,977
Other accounts payable	(200)	17,822	47,894

	(230,692)	70,976	(19,132)

Net cash provided by operating activities	185,818	347,606	169,809

Investing activities
Intangible assets acquired	(427,608)	(210,996)	(222,198)
Financial assets acquired	(68,040)	(17,006)	(7,314)
Other	174,361	(34,334)	(24,996)

Net cash used in investing activities	(321,287)	(262,336)	(254,507)

Financing activities
Loans and receivables—receipts	285,121	146,550	268,135
Loans and receivables—payments	(182,025)	(132,451)	(97,508)

Net cash provided by financing activities	103,096	14,099	170,627

(Decrease) increase in cash and cash equivalents	(32,373)	99,369	85,929

Changes in cash and cash equivalents
Beginning cash and cash equivalents	456,836	357,467	271,538
Ending cash and cash equivalents	424,463	456,836	357,467

(Decrease) Increase in cash and cash equivalents	(32,373)	99,369	85,929

See the accompanying notes to the financial statements.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

December 31, 2011

(In thousands of Reais, unless otherwise indicated)

1	Operations

Companhia Energética do Maranhão—CEMAR (“the Company”) is a publicly held company in Brazil, established in Brazil in the city of São Luís, in the state of Maranhão state. The Company is a subsidiary of Equatorial Energia S.A. and has concession rights to explore electric energy public services, including projects, construction and management of sub-transmission, transforming, distribution and trading energy systems and other related services granted or to be granted, in addition to the construction and operation of small energy generation system. In accordance with industry regulations, the Company can manage sub-transmission, distribution or energy trading systems that belong to the Federal Government, the State or the municipalities, providing technical services, performing exports and imports and other necessary procedures, being these activities regulated and monitored by Agência Nacional de Energia Elétrica—ANEEL. The Company’s shares are solely traded on the Organized OTC Market of BM&FBovespa.

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

The financial statements were authorized for issue by the Board of Directors on June 29, 2012.

b.	Basis of measurement

The financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	financial instruments at fair value through profit or loss are measured at fair value.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 7—impairment of financial instruments (Accounts receivable)

•	Note 10—utilization of tax losses

•	Note 18—provisions and contingencies

•	Note 27—measurement of defined benefit obligations

•	Note 29—measurement of financial instruments

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

4	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Construction revenues: according to IFRIC 12, when a concessionaire provides construction services or makes improvements to infrastructure, revenues and costs from these services should be recognized in accordance IAS 11. The Company evaluates the margin in existing projects to approximate zero and therefore to be immaterial, therefore construction revenues are fully offset by construction costs.

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

d.	Consumers and resellers

Includes billed and unbilled services and energy using the accrual method, adjusted to present value, when applicable, including penalties and other credits due as of the reporting date (note 7).

Allowance for doubtful receivables

The allowance is recorded in amounts considered by Management to be sufficient to cover eventual losses in the receivables collections as described in note 7.

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Based on the terms of the energy distribution concession agreement, Management understands that criteria under IFRIC 12 are met, and guidance provided in this interpretation to account for the energy distribution business is as follows:

a.	Parcel of the investments made and unamortized or depreciated until the end of the concession term is classified as a financial asset as it is an unconditional right to receive cash or other financial asset from the granting authority; and

b.	Residual value of the financial asset is classified as an intangible asset as its recovery is conditioned upon the use of the public service, through the consumption of electric energy by consumers, see note 13.

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

o.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has a single segment, which is the energy distribution to customers.

p.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these financial statements. None of these is expected to have an effect on the financial statements of the Company, except for IFRS 9 Financial Instruments, which becomes mandatory for the Company’s 2013 financial statements and is expected to impact the classification and measurement of financial assets. The extent of the impact has not been determined.

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

6	Cash and cash equivalents

	2011	2010	2009
	(unaudited)
Bank balances	24,584	23,136	21,818
Short-term investments	399,879	433,700	335,649

Total	424,463	456,836	357,467

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

7	Accounts receivable

	2011 (unaudited)					2010		2009
		Overdue
	Current	Up to 90 days	Over 90 days	Gross	Allowance	Gross	Allowance	Gross	Allowance
Billed services
Residential	64,493	67,753	14,153	146,399	21,563	126,033	23,343	115,298	19,552
Industrial	11,940	3,756	5,592	21,288	3,251	23,723	864	21,943	3,269
commercial, services and other	32,505	13,669	4,652	50,826	2,784	46,510	2,802	45,295	4,336
Rural	4,402	2,959	2,524	9,885	635	10,126	466	9,290	805

	113,340	88,137	26,921	228,398	28,233	206,392	27,475	191,826	27,962

Government	9,781	8,042	2,946	20,769	3,732	25,371	925	16,886	825
Public lighting	6,155	1,045	791	7,991	391	9,731	71	11,418	246
Public services	7,883	5,387	3,043	16,313	273	23,379	488	14,184	857

	23,819	14,474	6,780	45,073	4,396	58,481	1,484	42,488	1,928

Unbilled services	60,762	—	—	60,762	—	50,721	—	41,211	—
PERCEE	126	—	—	126	—	122	—	119	—
Emergency capacity surcharge	—	—	3	3	—	4	—	6	—
Negotiation in installments	161,170	18,673	21,287	201,130	7,251	159,962	6,054	145,196	9,877
PV (*)	(3,648)	—	—	(3,648)	—	(2,735)	—	(3,645)	—
Other	1,236	5,669	3,384	10,289	6,570	16,280	8,207	13,604	3,265

	219,646	24,342	24,674	268,662	13,821	224,354	14,261	196,491	13,142

Subtotal—Consumers	356,805	126,953	58,375	542,133	46,450	489,227	43,220	430,805	43,032

Energy Trading Chamber —CCEE	8,010	—	4,078	12,088	197	17,014	197	8,603	197
Concessions	388	—	—	388	—	245	—	205	—
Checks in collection	—	—	2,220	2,220	2,220	5,253	5,524	4,993	4,993
Services to third parties	—	—	9,310	9,310	528	664	528	627	528

	8,398	—	15,608	24,006	2,945	23,176	6,249	14,428	5,718

Total	365,203	126,953	73,983	566,139	49,395	512,403	49,469	445,233	48,750

Current assets	293,805	126,953	71,763	492,521	45,757	450,588	45,831	373,360	45,112
Noncurrent assets	71,398	—	2,220	73,618	3,638	61,815	3,638	71,873	3,638

(*)	The Company measured assets and liabilities at present value using interest rates that reflect the nature of these assets and liabilities regarding term, risk, currency, fixed or floating interest rates. The Company recorded in December 31, 2011 R$3,648 (unaudited) as a present value adjustment to negotiations of amounts to be collected in installments; (2010: R$ 2,735 and 2009: R$3,645), and R$913 (unaudited) as a financial expense charge.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in accordance with management’s best estimates based on the General Instruction 6.3.2 from the Energy Public Services Accounting Manual, summarized as follows:

•	Clients with significant debts

Individual analysis of outstanding balances, by consumer class, where collections are considered to be difficult.

•	Other debts:

•	Residential consumers—Overdue for over 90 days;

•	Commercial consumers—Overdue for over 180 days; and

•	Industrial, rural, governmental, public lighting, public services and other—Overdue for over 360 days.

8	Accounts receivable—Low income customers

Law No. 10,438, dated April 26, 2002 unified criteria for the granting of the social tariff of electric energy (TSEE) in Brazil, which provides a discount on electricity rates for low-income families. Its article 13 created a mechanism to compensate the revenues loss by distributors discounted through the use of resources from the Energy Development Account—CDE in the form of an economic reimbursement.

The procedures for reimbursement were established by Ruling No. 089 of October 25, 2004, as amended. The Company determines monthly reimbursement amounts following the rite established by resolution.

Recently, the criteria have been enhanced through Law No. 12.212, of January 20, 2010, regulated by ANEEL REN 414/2010. On October 13, 2011, Decree No. 7583 established the rules on granting the CDE for the TSEE new criteria established by the new law.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

In November 2009 the Viva Luz program of the government of the State of Maranhão was launched to benefit low income residential consumers with a monthly consumption of up to 50 kWh, who are now exempt from paying their bills, which are now being paid by the government to the Company.

At December 31, 2011 the Company has R$14,072 (unaudited) of Low income receivables and R$1,753 (unaudited) of Viva Luz receivables (2010: R$17,418 and R$80 respectively; 2009: R$30,747 Low income receivables).

9	Recoverable taxes

Current and noncurrent recoverable tax balances related to retentions and legal anticipations are as follows:

	2011 (unaudited)		2010		2009
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Recoverable contributions and taxes (b)	25,120	—	34,086	—	7	—
Recoverable taxes
Income tax witholdings from financial investments	7,456	—	4,760	—	3,155	—
Recoverable income tax	4,158	—	1,714	—	1,275	—
Recoverable VAT on property purchases (ICMS-CIAP) (a)	36,609	39,739	36,811	39,787	38,812	41,185
Recoverable revenue tax (COFINS)	1	—	1	—	2	—
Other	1,044	582	4,926	582	2,226	2,557

	49,268	40,321	48,212	40,369	45,470	43,742

a.	Based on Complementary Law 102, dated July 11, 2000, the Company recognizes VAT receivable balances over acquisitions of plant and equipment (ICMS-CIAP).
b.	Anticipated income tax (IRPJ) and social contribution (CSLL) refer to amounts anticipated monthly, based on calculations in accordance with article 2 of Law 9430, dated December 27, 1996.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

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

a.	Deferred income tax and social contribution

	2011 (unaudited)	2010	2009
Income tax loss carryforwards	171,496	217,518	217,485
Social contribution negative basis	—	—	1,456
Temporary book and tax balance differences	24,265	34,977	34,316

Noncurrent assets	195,761	252,495	253,257

Temporary book and tax balance differences	120,023	104,527	86,495

Noncurrent liabilities	120,023	104,527	86,495

b.	Expected recovery

The Company, based on management’s assessment, has analyzed its tax losses carryforwards, accumulated between 1990 and 2005, based on the Corporate Income Tax Declaration—DIPJ and the Taxable Profit Register—LALUR, which were reviewed by a tax specialist. The expected recovery of these tax carryforwards is consistent with forecasted taxable results of the Company.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Expected recovery period	2012	2013	2014	2015	2016	2017 to 2020	Total
Deferred taxes (unaudited)	13,637	13,884	18,827	18,992	25,245	80,911	171,496

Based on technical viability studies that forecasts full recovery of the deferred taxes, Management estimates that realization of the tax carryforwards of R$171,496 (unaudited) should occur by 2020. Of this amount, the amount of R$13,637 (unaudited) is expected to be realized in 2012 and compensated against the amount determined by Law 11941 with REFIS IV.

The Company has accelerated depreciation tax benefits until 2013, technological incentives and SUDENE (Northeast Development governmental entity) benefits until 2016.

The technical viability studies were prepared by the Company, examined by the Statutory Audit Committee and ratified by the Management Board on February 15, 2012.

c.	Reconciliation of income tax and social contribution expense

The reconciliation of the tax expenses calculated using the enacted tax rates and the tax expenses related to income tax (IRPJ) and social contribution (CSLL) charged to profit or loss, for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011 (unaudited)	2010	2009
Profit before income taxes	302,426	332,871	295,189
Enacted tax rate	34%	34%	34%

Expenses using enacted tax rate	102,825	113,176	100,364

Additions:
Non-deductible expenses	1,899	2,008	658
Exclusions:

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

	2011 (unaudited)	2010	2009
R&D incentives	(664)	(719)	(557)
Subtotal	104,060	114,465	100,465

PAT (employee food) incentive	(1,092)	(1,150)	(122)
Prior period tax return differences and other adjustments	(66)	(15,858)	29,370
SUDENE (Northeast region tax benefit)	(47,978)	(43,207)	(54,155)

IRPJ and CSLL expense in profit or loss	54,924	54,250	75,558

Effective tax rate	18%	16%	26%

11	Related parties

The main asset and liability balances at December 31, 2011, 2010 and 2009, as well as the transactions that affected income for the years, result from operations between the Company, its parent company and its related parties, shareholders and their related parties, key management staff (managing director and directors) and other related parties.

				2011 (unaudited)			2010			2009
Company	Ref.		Nature of operation	Asset	Liability	Profit or loss	Asset	Liability	Profit or loss	Asset	Liability	Profit or loss
Eletrobrás	(a	)	Loans and financings/interest	—	468,853	25,167	—	409,357	33,053	—	411,138	20,391
			Dividends payable	—	31,394	—	—	18,577	—	—	11,259	—
Fascemar	(b	)	Loans and financings/interest	—	20,956	2,922	—	24,071	3,269	—	26,071	2,919
			Pension plan contributions	—	—	1,983	—	—	1,895	—	—	1,630
Equatorial	(c	)	Resource sharing contract	39	—	—	83	—	—	49	—	—
			Dividends payable	—	60,926	—	—	36,052	—	—	21,847	—
Geramar	(d	)	Energy purchases	—	—	818	—	—	699	—	—	—
Equatorial soluções	(e	)	Resource sharing contract	—	702	—	27	—	—	—	—	—

(a)	The balance with ELETROBRÁS refers to dividends payable and loan contracts with the Company. The loan contracts with ELETROBRÁS refer to specific financing lines for the energy industry, and the terms are the same as those agreed with other electrical energy distributors in Brazil, see note 15.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

(b)	The balance with FASCEMAR refers to borrowings and contributions from the Company to the pension plan trustee—FASCEMAR. The loan contracts are described in note 15 and the terms of the Company pension plan with FASCEMAR are detailed in note 27.
(c)	The balance with the parent Equatorial refers to a contract to share human and administrative resources and are allocated in proportion to the expenses incurred. The contract term is valid for an indefinite period and receivables are recognized as other receivables. The balance also includes dividends payable.
(d)	The balance with Geradora de Energia do Norte S.A. (“GERAMAR”) refers to a contract to purchase electrical energy, which has been agreed under usual market conditions. Contracts CCEAR 5555/2007—29413N—29414N are valid until 2024 and costs recognized as other energy costs.
(e)	The balance with Equatorial Soluções refers to a contract to share human and administrative resources and is allocated in proportion to the expenses incurred. The contract term is valid for an indefinite period and receivables are recognized as other receivables.

Compensation of key management

Annual total compensation for the Board of Directors and the Company directors was fixed to R$9,000 (unaudited), in the Extraordinary General meeting held on April 29, 2011.

i.	Policy for compensation of the Board of directors, directors, statutory audit committee

Ratio for each element in total compensation, fiscal year 2011 (unaudited):

Board of Directors
Fixed compensation	100%

Directors
Fixed compensation	31%
Variable compensation	69%

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Compensation paid to Board of directors, statutory audit committee and directors paid during 2011 (unaudited):

	Board of Directors	Directors	Total
Members	14	8	22

Annual fixed compensation	284	1,947	2,231

Compensation	284	1,873	2,157
Fringe benefits	—	74	74

Variable compensation	—	4,393	4,393

Bonus	—	4,393	4,393

Post-employment benefits	—	53	53

Total compensation	284	6,393	6,677

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Equatorial Energia S.A., the Company’s parent company, is guarantor of the Company in the following financing agreements:

Instrument	Financing amount	% guarantee	Start (DD/MM/YYYY)	End (DD/MM/YYYY)	Amount withdrawn	2011 Balance (unaudited)
3rd Public Issue of Debentures	267,300	100	01/03/2007	01/03/2013	267,300	221,970
Industrial Financing Special Agency- FINAME PSI (simplified)	776	100	25/03/2010	15/10/2019	776	762
Industrial Financing Special Agency- FINAME PSI (standard)	24,811	100	17/08/2010	15/04/2020	14,379	14,511
National Bank for the Economic Development—BNDES (106607040004100)	28,481	100	10/04/2007	15/02/2012	28,495	1,308
National Bank for the Economic Development—BNDES (10/473589-0)	79,663	100	11/03/2008	15/07/2013	79,751	31,977
National Bank for the Economic Development—BNDES (10.2.1736.1)	100,000	100	22/12/2010	15/12/2013	100,000	111,358
National Bank for the Economic Development – BNDES (11.2.0841.1)	193,023	100	11/11/2011	15/11/2021	174,252	174,910
Northeast Bank of Brazil—BNB	136,076	100	23/11/2005	28/02/2017	136,076	79,473
Northeast Bank of Brazil—BNB (193.2007.4165.2386)	9,652	100	06/12/2007	06/12/2012	9,652	2,429
Northeast Bank of Brazil—BNB (193.2008.2808.3018)	144,939	100	05/02/2009	05/02/2021	144,939	147,104
Studies and Projects Financing—FINEP	2,637	100	13/06/2006	30/06/2013	2,637	849
Studies and Projects Financing—FINEP	11,519	100	07/11/2011	15/03/2020	4,527	4,541
International Finance Corporation—IFC	135,056	50	01/02/2008	15/01/2016	135,056	98,636

Total	1,133,933				1,097,840	889,828

12	Financial asset (Concession)

The Company recognized a financial asset receivable from the granting authority due to the unconditional right to receive cash at the end of the concession period, as provided in the contract, as indemnity for construction services performed and not recovered through rendering services during the concession term.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

The indemnification will occur based on the investment on assets to be returned that have not been amortized or depreciated, and which were undertaken for the purpose of guaranteeing the continuity of the public service as follows:

	2011 (unaudited)			2010			2009
	Cost	(-) Special obligations	Financial asset, net	Cost	(-) Special obligations	Financial asset, net	Cost	(-) Special obligations	Financial asset, net
In service	220,994	(141,780)	79,214	153,440	(103,031)	50,409	129,120	(95,717)	33,403

Changes in the concession financial asset balances are as follows

	2010	Write-offs	Additions	2011 (unaudited)
Cost	153,440	(486)	68,040	220,994
Special obligations	(103,031)	—	(38,749)	(141,780)

Financial asset, net	50,409	(486)	29,291	79,214

	2009	Write-offs	Additions	2010
Cost	129,120	(1,300)	25,620	153,440
Special obligations	(95,717)	—	(7,314)	(103,031)

Financial asset, net	33,403	(1,300)	18,306	50,409

The Company’s concession is not onerous; consequently, there are no fixed financial obligations and payments to be made to the granting authority.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

13	Intangible assets, net

		2011 (unaudited)				2010				2009
Annual average weighted amortization rates (%)		Cost	Accumulated amortization	(-) Special obligations	Net carrying amount	Cost	Accumulated amortization	(-) Special obligations	Net carrying amount	Cost	Accumulated amortization	(-) Special obligations	Net carrying amount
In service	4.00%	3,141,793	(992,412)	(807,132)	1,342,249	2,775,236	(873,337)	(598,618)	1,303,281	2,371,042	(762,327)	(594,860)	1,013,855
In progress	0%	325,489	—	(109,488)	216,001	301,884	—	(235,951)	65,933	363,947	—	(138,535)	225,412

		3,467,282	(992,412)	(916,620)	1,558,250	3,077,120	(873,337)	(834,569)	1,369,214	2,734,989	(762,327)	(733,395)	1,239,267

Changes in the intangible asset balances are as follows:

				Transfers
	2009	Additions	Write-offs	Transfers	Inventories	2010
In service	2,371,042	—	(26,184)	430,378	—	2,775,236

(-) Amortization	(762,327)	(124,620)	13,610	—	—	(873,337)

Total in service	1,608,715	(124,620)	(12,574)	430,378	—	1,901,899

In progress	363,947	402,200	(26,720)	(437,666)	123	301,884

Total	1,972,662	277,580	(39,294)	(7,288)	123	2,203,783

Special obligations	(733,395)	(101,174)	—	—	—	(834,569)

	1,239,267	176,406	(39,294)	(7,288)	123	1,369,214

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Resolution 20 from ANEEL, dated February 3, 1999, regulates the sale of assets from the concessions for the Public Service of Electricity, granting prior authorization for the sale of infrastructure that no longer serves the concession objectives and determines that the proceeds from the sale should be deposited in a restricted bank account for future investment in the concession.

a.	Intangibles in progress

	2011 (unaudited)	2010	2009
Construction in progress	264,050	241,573	301,429
Materials in warehouses	55,189	57,421	54,145
Purchases in transit	—	—	6,625
Advances to suppliers	6,250	2,890	1,748

	325,489	301,884	363,947

Out of total balance of materials in warehouses, R$40,675 (unaudited) (2010: R$44,550 and 2009: R$40,323), consists of materials to supply the demand of Programa Luz para Todos (Light for All Program) and refers mainly to poles, transformers, cables, meters, power converters, among others, to be used in constructions in progress.

A provision was recorded for slow moving items without use for over 180 days, whose balances as of 2011 is R$8,154 (unaudited) (2010: R$5,754 and 2009: R$2,759). The intangible balance is shown net of such impairment provision.

b.	Amortization rates

Annual amortization rates are based on MCSPE—Energy Industry Property Control Manual, established by ANEEL Normative Resolution 367, dated June 2, 2009. Currently this average rate is 4%.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

14	Trade payables

	2011 (unaudited)	2010	2009
Energy and connection charges (a)
ELETRONORTE	1,321	1,237	4,953
CHESF	2,608	2,444	9,167
COPEL	1,833	980	3,692
Furnas Elétricas	3,963	3,859	13,554
CESP	1,514	1,418	4,970
CEMIG	735	712	2,581
Other	59,134	48,180	10,477
Energy network usage charge (b)	18,427	16,421	17,243
“Free Energy” reimbursement to generators	245	233	261
Materials and services	96,408	92,774	99,857

	186,188	168,258	166,755

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

a.	Energy and connection charges

Following the Decree 5163 dated July 30, 2004, which includes the new legislation that regulates the electricity sector, the Company negotiated new contracts for the Purchase of Electricity in the Regulated Environment, as described below*:

Purchased energy	2011	2012	2013	2014	2015	2016
Product 2005/2012	2,921,281	2,929,284	—	—	—	—
Product 2006/2013	1,110,004	1,113,045	1,110,004	—	—	—
Product 2007/2014	405,120	406,230	405,120	405,120	—	—
Product 2008/2015	212,365	212,947	212,365	212,365	212,365	—
PROINFA	108,470	101,987	108,470	108,470	108,470	108,470
MCSD	97,138	95,705	20,107	2,973	—	—
New 2008/2022/2037	24,890	25,649	25,579	25,579	25,579	25,579
New 2009/2023/2038	99,694	99,967	99,694	99,694	99,694	99,587
New 2010/2024/2039	369,847	370,860	369,847	369,847	369,847	369,847
Auction A-3	219,473	222,202	219,473	219,473	219,473	222.202
Auction Alternative Sources	3,133	3,141	3,133	3,133	3,133	3,133
Auction A-3 (2007)	53,785	56,091	55,937	55,937	55,937	56,091
Auction A-3 (2008)	117,471	117,793	117,471	117,471	117,471	117,793
Auction A-5 (2006)	161,095	163,037	162,591	162,591	162,591	162,591
Auction A-5 (2007)	—	438,322	437,124	437,124	437,124	437,124
Auction Santo Antonio	—	905	81,259	206,907	310,304	310,304
Auction Jirau	—	—	68,187	127,279	178,163	212,269
Auction A-5 (2008)	—	—	453,617	454,860	453,617	454,860
Auction A-1	16,199	16,238	16,194	16,194	—	—
Leilão A-5 (2011)	—	—	—	—	—	711,045

Total—MWh	5,919,965	6,373,403	3,966,172	3,025,017	2,753,768	3,290,895

(*)	Unaudited information

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

b.	Energy network usage charge

In 1999, the concessionaries for the distribution of electrical energy signed Contracts for Use of the Transmission System—CUST together with 15 other energy transmission companies and with the National System Operator—ONS, an organization created to plan and operate the Brazilian electricity system. These contracts require payment for the use of transmission network assets, resulting from the interconnection of the entire Brazilian electricity transmission system.

15	Financing and borrowings

	2011 (Unaudited)
	Current			Noncurrent			Total
	Principal and charges	Issue costs	Subtotal	Principal and charges	Issue costs	Subtotal
Foreign currency
National treasury (1)	634	—	634	7,631	—	7,631	8,265

	634	—	634	7,631	—	7,631	8,265

Local currency
Eletrobrás (2)	61,221	—	61,221	407,632	—	407,632	468,853
IFC (3)	25,914	(267)	25,647	72,722	(814)	71,908	97,555
BNB (4)	23,324	(274)	23,050	205,682	(1,297)	204,385	227,435
BNDES (5)	101,687	(3)	101,684	217,866	(2)	217,864	319,548
FINEP (6)	581	(5)	576	4,809	(2)	4,807	5,383
FINAME (7)	1,429	—	1,429	13,845	—	13,845	15,274
FASCEMAR debt (8)	6,448	—	6,448	14,508	—	14,508	20,956

	220,604	(549)	220,055	937,064	(2,115)	934,949	1,155,004

	221,238	(549)	220,689	944,695	(2,115)	942,580	1,163,269

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

(*)	Beginning 2008, the Company deferred issue costs when entering into financing and borrowings and is using the effective interest method for the amortization of the balances.

1 - National Treasury

The balance with the National Treasury refers to medium and long term financing arrangements with commercial banks and other foreign creditors, not deposited with the Brazilian Central Bank, under the terms of Resolutions 1541/88 and 1564/89 from the National Monetary Council—CMN, which were exchanged for a bonus issued by the Federal Government. This debt is guaranteed by the Company’s revenues from energy sales. At December 31, 2011 the average effective interest rate for this debt was 4.45% per annum (unaudited) (4.46% in 2010 and 4.73% in 2009).

2 - Eletrobrás:

The contracts with ELETROBRÁS include:

i	Contracts ECF—2034/00, ECF—2033/00, ECF—1510/97, ECF—1639/97, ECF—1645/97, ECF—1960/99, ECF—1907/99, ECF—1908/99 and ECF—1473/97 are guaranteed by the Company’s revenues and in some cases, by promissory notes. All of these contracts were renegotiated on April 27, 2004, through the execution of a Debt Renegotiation Contract. At December 31, 2011 the average effective interest rate for this debt was 9.38% per annum (unaudited) (14.54% per annum in 2010 and 4.13% in 2009).

ii	On January 9, 2007, the first withdrawal of the funds under financing contract ECF-2522/2005 was made for a total of R$58,000. The cost of this financing is 7% per annum, with maturity in 7 years, and a grace period of 2 years and amortization over 5 years. At December 31, 2011, the effective average interest rate for this debt was 7% per annum (unaudited).

iii	In January 2009 the first withdrawal of the funds under financing contract ECF-2724/2008, was made for a total of R$97,686. The cost of this financing is 7% per annum, with maturity in 7 years, and a grace period of 2 years and amortization over 5 years. At December 31, 2011 the effective average interest rate for this debt was 7% per annum (unaudited).

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

iv	Contract ECF – 2890/2010—At December 31, 2011 the effective average interest rate for this debt was 6.5% per annum (unaudited).

v	In October 2009 the first withdrawal of the funds under financing contract ECF-2585/2006, was made for a total of R$1,161. The cost of this financing is 6.5% per annum plus the variation in the RGR (Global Reversion Reserve), with maturity in 67 months, and a grace period of 7 months and amortization over 60 months. At December 31, 2011 the effective average interest rate for this debt was 7% per annum (unaudited).

These funds are guaranteed by the Company’s revenues and are being used to finance the direct costs of the Project to Improve and Expand the Public Lighting Systems for the municipality of Pinheiro.

3 - IFC

On February 28, 2008, the Company finalized contracting financing of R$135,056 from IFC—International Finance Corporation. The cost of the operation was fixed at 90.9% of CDI (Interbank deposit rate), with an additional cost of 1.5% p.a. charged as “Exposure Fee”. The term for this financing is 8 years, with 2 years grace period. The funds are guaranteed through a trustee assignment over the Company’s receivables and a surety from the parent company Equatorial Energia S.A. At December 31, 2011, the effective interest rate for this debt was 12.04% per annum (unaudited) (10.36% per annum in 2010 and 10.48% in 2009).

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

For the years ended December 31, 2011, the Company achieved both ratios.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

4 - Banco do Nordeste do Brasil (BNB)

BNB I—In 2006, the Company contracted financing from Banco do Nordeste do Brasil—BNB, for the amount of R$136,076, for the purpose of financing investments to reduce technical and commercial losses, improve the quality of the electrical energy supply, expand the distribution system and update information technology. The funds came from the Fundo Constitucional de Financiamento do Nordeste—FNE. At December 31, 2011, the effective interest rate for this debt was 8.5% per annum (unaudited) (8.5% per annum 2010 and 8.5% in 2009).

BNB New Head office—In December 2007, the Company contracted financing from Banco do Nordeste do Brasil, for the amount of R$ 9,652, for the purpose of financing the construction of the Company’s new head office. The funds came from the Fundo Constitucional de Financiamento do Nordeste—FNE. At December 31, 2011, the effective interest rate for this debt was 11.5% per annum (unaudited) (8.5% per annum in 2010 and 8.5% in 2009).

BNB II—In March 2009, the Company withdrew from Banco do Nordeste do Brasil—BNB, approximately R$144,939 for the purpose of financing investments in its electrical energy distribution network. The funds came from the Fundo Constitucional de Financiamento do Nordeste—FNE. The interest rate is 8.50% per annum, considering a bonus for no delays in interest payments of 15%. At December 31, 2011, the effective interest rate for this debt was 8.5% per annum (unaudited) (8.5% per annum in 2010 and 8.5% in 2009).

These funds are guaranteed by a bank surety letter, financial investments, Company’s revenues and a guarantee from its parent company Equatorial Energia S.A.

5 - Banco Nacional de Desenvolvimento Econômico e Social (BNDES)

On April 10, 2007, the Company contracted financing for the amount of R$ 28,481, from Banco Itaú BBA, tied to funds originally sourced by Banco Nacional de Desenvolvimento Econômico e Social—BNDES. The cost of this financing is the TJLP (long term interest rate) + 4.8% per annum. The term of the loan is 5 years, with a grace period of 1 year and amortization over 4 years. These funds are guaranteed by Company’s revenues and a guarantee from Equatorial Energia S.A. Funds is being used in the Program to Fight Electrical Energy Losses from the

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Company’s Distribution System, in the Management System of Distribution Networks—“GEOREDE” and in the ELUCID Commercial System—“UE-COM”. At December 31, 2011, the effective interest rate for this debt was 10.80% per annum (unaudited) (10.80% per annum in 2010 and 10.92% per annum in 2009).

According to this contract, the Company has to comply with certain financial covenants, to be calculated annually based on the audited financial statements:

•	1st Covenant: Ratio resulting from dividing the NET FINANCIAL DEBT by the EBITDA for the last 12 months, to be equal to or less than 4.5 (four point five); and

•	2nd Covenant: Ratio resulting from dividing the NET FINANCIAL DEBT by EQUITY, to be equal or less than 0.60 (zero point six).

For the years ended December 31, 2011, 2010 and 2009, the Company achieved both ratios.

On March 11, 2008, CEMAR contracted financing for the amount of R$79,663 from Unibanco—União de Bancos Brasileiros S.A., with funds originally sourced by Banco Nacional de Desenvolvimento Econômico e Social—BNDES. The cost of this financing is the TJLP (long term interest rate) + 3.6% per annum. The total term of the loan is for 5 years, with a grace period of 1 year and amortization over 4 years. These funds are guaranteed by Company’s revenues, of up to 3.47% of its net revenues and a guarantee from the parent company Equatorial Energia S.A., and finance the “Expansion and Operational Quality” project, with investments aimed at fighting commercial electricity losses, new connections for consumers and updating the Company’s technology. At December 31, 2011, the effective interest rate for this debt was 9.60% per annum (unaudited) (9.60% per annum in 2010 and 9.72% in 2009).

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

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

For the years ended December 31, 2011, 2010 and 2009, the Company achieved both ratios.

On December 9, 2010, the Company contracted financing for the amount of R$100,000 from Banco de Nacional de Desenvolvimento Econômico e Social—BNDES, with funds sourced by the Workers’ Support Fund (Fundo de Amparo ao Trabalhador)—FAT and the Participation Fund- PIS/PASEP. These funds were withdrawn in a single installment, on December 22, 2010. The cost of the financing is the TJLP (long term interest rate) + 4.91% per annum. The total term of the loan is 3 years, with a grace period of 1 year and amortization over 2 years. These funds are guaranteed by Company’s revenues and a guarantee from the parent company Equatorial Energia S.A., and are being used to finance the Company’s working capital in 2011 and 2012. At December 31, 2011, the effective interest rate for this operation was 10.91% per annum (unaudited) (10.91% per annum in 2010).

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

For the years ended December 31, 2011, 2010 and 2009, the Company achieved both ratios.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

6 - FINEP (Financiadora de Estudos e Projetos)

In December 2009, the Company withdraw the last tranche from this loan, for the amount of R$278, resulting in a total financing of R$2,637, which bears interest at the TJLP (long term interest rate) + 2% per annum, and is used to finance investments to optimize the performance of the distribution network and energy efficiency programs. The total term of the loan is 7 years with a grace period of 2 years and amortization in 61 monthly installments. This financing is guaranteed by Company’s revenues and a surety from the parent company Equatorial Energia S.A. At December 31, 2011, the effective interest rate for this debt was 8.00% per annum (unaudited) (8.00% per annum in 2010 and 8.12% in 2009).

7 - Agência Especial de Financiamento Industrial (FINAME) (simplified)

In September 2009, CEMAR contracted Bank Credit Notes, numbers 665897, 665904, 665919, 665928, 665930, 665940, 665952 and 665961, which amounted to R$776, from Banco Votorantim, with funds sourced from Agência Especial de Financiamento Industrial—FINAME from Banco Nacional de Desenvolvimento Econômico e Social—BNDES. The cost of the financing is 4.5% per annum. The total term of this financing is 10 years, with a grace period of 2 years and amortization over 8 years. These funds are guaranteed by chattel mortgage and a guarantee from the parent company Equatorial Energia S.A., and are being used to finance investments in key switches, transformers, meters, fuse switches and isolators. At December 31, 2011, the effective rate for this debt was 4.5% per annum (unaudited) (2010: 4.5% per annum).

7.1 - Agência Especial de Financiamento Industrial (FINAME) (standard)

In March 2010, the Company contracted Bank Credit Notes, numbers 664704, 664728, 664730, 664740, 664761, 664824 and 664839, which amounted to R$24,811, from Banco Votorantim, funds sourced from Agência Especial de Financiamento Industrial—FINAME from Banco Nacional de Desenvolvimento Econômico e Social—BNDES. The cost of the financing is 4.5% per annum. The total term of this financing is 10 years, with a grace period of 2 years and amortization over 8 years. These funds are guaranteed by chattel mortgage and a guarantee from the parent company Equatorial Energia S.A., and are used to finance investments in key switches, transformers, meters, fuse switches and isolators. At December 31, 2010, CEMAR had withdrawn funds amounting to R$8,675. At December 31, 2011, the effective interest rate for this debt was 4.5% per annum (unaudited) (2010: 4.5% per annum).

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

In December 2011 Banco Votorantim sold the credit bills No. 664,740, No. 664,761, No. 664,824, No. 664,839 to Banco do Brasil, with no change in terms.

8 - Fundação de Assistência e Seguridade dos Servidores da CEMAR (FASCEMAR)

On March 20, 2001, the contract for the debt agreement between the Company and FASCEMAR—Fundação de Assistência e Seguridade dos Servidores da CEMAR, Pension Fund, was renegotiated. Outstanding debt that the Company had with FASCEMAR was a result of the retentions and delays in payments of contributions as the sponsor of the Fund. This debt is guaranteed by the Company’s receivables. The debt resulting from this contract is being amortized in 168 monthly, consecutive installments, beginning April 2001, and bears interest of 102% of CDI (interbank deposit rate), calculated and published daily by CETIP (CETIP S.A.—Balcão Organizado de Ativos e Derivativos). At December 31, 2011, the effective interest rate for this debt was 11.83% (unaudited) per annum (2010: 9.95%, 2009: 10.07%).

Debt repayment schedule

At December 31, 2011, loans and financing total R$944,695 (unaudited) (R$852,540 in 2010 and R$804,844 in 2009) and its repayment is scheduled as follows:

	2011 (unaudited)
Period	Amount	%
Current	220,689	19%
2013	224,256	19%
2014	171,505	15%
2015	148,527	13%
2016	95,928	8%
After 2016	304,479	26%

Total	944,695	81%

Issue costs	(2,115)

Noncurrent liability, net of issue costs	942,580	81%
Total	1,163,269	100%

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

a.	Summary by índex and currency

Index	US$ thousand	R$ thousand	% Participation
Fixed rate (USD)	2,739	5,138	0,44%
LIBOR 6-M	1,667	3,127	0,27%

2011 (unaudited)	4,406	8,265	0,71%
2010	4,813	8,020
2009	5,235	9,115

Index	R$ thousand	% Participation
IGP-M	162,281	13,92%
FINEL	35,435	3,04%
Fixed rate—RGR	271,137	23,25%
CDI	119,592	10,26%
Fixed rate FNE	229,006	19,64%
TJLP	287,204	24,63%
Fixed rate FINAME	15,273	1,31%
Fixed rate BNDES	33,198	2,85%
Fixed rate FINEP	4,542	0,39%

2011 (unaudited)	1,157,668	99,29%
2010	1,252,921
2009	1,211,893

b.	Light for all program

Decree 4873, dated November 11, 2003, introduced the Light for All Program—PLPT, within the scope of the Universalization Program, aimed at providing, by 2010, electricity to that part of the Brazilian rural population that still did not have access to this public service. The program is coordinated by the Ministry of Mines and Energy—MME and is implemented through participation from Centrais Elétricas Brasileiras S.A.—ELETROBRÁS and the companies that are part of the ELETROBRÁS systems.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

The Company executed the financing and grant agreement—ECFS 027/2004—1st Tranche, dated June 2, 2004 with ELETROBRÁS, and its amendments ECFS 027-A/2004, ECFS 027-B/2004 and ECFS 27-C/2004. This agreement was finished in October 2007, supplying 48,610 consumers. Its total amount was R$100,778, considering the return of R$21,568, by means of debt acknowledgement ECFS- 2669/07, finalized on March 30, 2009. As of December 31, 2011, the effective interest rate of this operation in 6% p.a. (unaudited) (6% p.a. in 2010 and 6% p.a. in 2009).

In March 2006, the Company executed, also with ELETROBRÁS, agreement ECFS 140/2006—2nd Tranche, and later its amendments ECFS 140-A/2006, ECFS 140-B/2007 and ECFS 140-C/2007, for the 2nd phase of the Program. This agreement was finished in December 2008, supplying 60,035 consumers. Its total amount was R$ 176,341, considering the return of R$21,568, by means of the amendment EFCS 140-D/2008, which reduced the targets of the contract and the return of R$30,731, by means of debt acknowledgement ECFS- 2728/08 (note 15, item 2). As of December 31, 2011, the effective interest rate of this operation in 6% p.a. (audited) (6% p.a. in 2010 and 6% p.a. in 2009).

In April 2007, the Company executed, also with ELETROBRÁS, agreement ECFS 176/2007—3rd Tranche, and later its amendments ECFS 176-A/2008 and ECFS 176-B/2009, for the 3rd phase of the Program. This agreement was finished in December 2008, supplying 73,059 consumers. Its total amount was R$ 279,031, considering the return of R$2,936, by means of the amendment EFCS 176-B/2009, which reduced the targets of the contract. As of December 31, 2011, the effective interest rate of this operation in 6% p.a. (audited) (6% p.a. in 2010 and 6% p.a. in 2009).

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

In August 2008, the Company executed, also with ELETROBRÁS, agreement ECFS 236/2008—4th Tranche, for the 4th phase of the Program, with an estimated supply of 67,136 consumers. The total value of the contract is for up to R$338,597, with R$ 101,579 withdrawn at the time of contract execution. In April 2009, the Company made the second draw, for an amount of R$67,719, in September 2009 the third draw of R$67,719 and in December 2009 the fourth draw of R$67,719, amounting to a total of R$304,738. As of December 31, 2011, the effective interest rate of this operation is 6% p.a. (audited) (6% p.a. in 2010 and 6% p.a. in 2009).

In January 2010, the Company executed, also with ELETROBRÁS, agreement ECFS 281/2009—5th Tranche, for the 5th phase of the Program, with an estimated supply of 37,647 consumers. The total value of the contract is for up to R$309,791, with R$ 92,937 withdrawn at the time of contract execution. In June 2010, the Company made the second draw, for the amount of R$61,958, amounting to a total of R$154,895. As of December 31, 2011, the effective interest rate of this operation in 6% p.a. (audited) (6% p.a. in 2010 and 6% p.a. in 2009).

The agreement ECFS 322/2011 is related to 6th phase. In December 31, 2011, the effective interest rate of this operation in 6% per annum (unaudited).

ELETROBRÁS funds are sourced as follows:

•

Up to 13.33% of the total cost of the respective works from the contract stated above, for an amount up to R$1,211,313, excluding labor costs, transport and administrative expenses, sourced from the Global Reversal Reserve—RGR; and

•

Up to 86.94% of the total cost of the respective works, excluding labor costs, transport and own administrative expenses, sourced from the Energy Development Account—CDE, which corresponds to the concession of credit for an amount up to R$1,053,125, as an economic grant, according to Law 10762, dated November 11, 2003.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Since the start of the program in 2004, the Company has received a total of R$1,053,124 in CDE funds, and R$158,187 in RGR funds, as follows:

Contract	RGR amount	% RGR	CDE amount	% CDE	Total
ECFS 027/2004	13,437	13.33%	87,341	86.67%	100,778
ECFS 140/2006	23,505	13.33%	152,836	86.67%	176,341
ECFS 176/2007	37,193	13.33%	241,838	86.67%	279,031
ECFS 236/2008	41,953	13.33%	272,790	86.67%	314,743
ECFS 281/2008	34,851	12.50%	243,960	87.50%	278,811
ECFS 322/2011	7,248	11.76%	54,359	88.24%	61,607

Total	158,187	13.06%	1,053,124	86.94%	1,211,311

16	Debentures

Period changes to debentures are as follows:

	Local currency
	Current	Noncurrent	Total
December 31, 2009	7,814	267,300	275,114

Transfers from noncurrent to current	53,460	(53,460)	—
Amortization and interest payments	1,767	—	1,767

December 31, 2010	63,041	213,840	276,881

Interest and other charges	26,752	—	26,752
Transfers from current to noncurrent	53,460	(53,460)	—
Amortization and interest payments	(81,483)	—	(81,483)

December 31, 2011 (unaudited)	61,590	160,380	221,970

In March 2011 the first amortization installment of the 3rd issuance of debentures was transferred from noncurrent to current, representing 20% of the face amount, to be paid on March 1, 2012.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

3rd issuance of debentures

On March 28, 2007, the public distribution of the 3rd issue of non-convertible debentures was concluded. Funds raised in the amount of R$267,300 are to be mainly used to make prepayments of existing debts that have more onerous conditions for the Company, and excess funds will be used in the Company’s investment program. In April 2007, prepayments were made for the amount of R$257,902, which included the contracts with Eletrobrás (2035/00); Eletronorte (protocol); Eletronorte (supply), 2nd issuance of Debentures, Concórdia CCV and Fundo CCV. At December 31, 2011, the effective interest rate of this operation was 12.27% per annum (unaudited) (10.32% per annum in 2010 and 10.45% in 2009).

Summary terms of 3rd debentures issuance

Issuance:	3rd
Series:	Single
Issuance date:	01.03.2007
Maturity date:	01.03.2013
Quantity:	26.730 debentures
Notional per debenture:	R$10,000.00
Total issuance notional:	R$267,300,000.00
Type:	Subordinated
Form:	Nominal and registered
Guarantee:	Surety from Equatorial Energia S.A.—parent company
Convertible:	No
Interest:	105.8% CDI (Interbank Deposit Certificate)
Interest payment:	Biannually, from issuance, at the first day of March and September of each year, first payment to occur on September 1, 2007 and last payment on March 1, 2013
Amortization:	Principal will be repaid at the end of the following years: 4th, 5th and 6th; as follows: 03/01/2011 - 20% of notional 03/01/2012 - 20% of notional 03/01/2013 - 60% of notional

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

a.	Noncurrent repayment schedule

At December 31, 2011, the noncurrent carrying amount of debentures in the amount of R$160,380 (unaudited), has the following maturity:

	2011 (unaudited)
Maturity	Amount	%
Current	61,590	28%

2013	160,380	72%

Noncurrent	160,380	72%

Total	221,970	100%

b.	Debentures covenants

Debentures issued in 2007 by the Company have the following financial covenants:

•	1st Covenant: Ratio resulting from dividing the NET FINANCIAL DEBT by the EBITDA for the last 12 months, to be equal to or less than 2.5 (two point five); and

•	2nd Covenant: Ratio resulting from dividing the EBITDA for the last 12 months by NET FINANCIAL EXPENSES, to be equal or higher than 1.5 (one point five).

Covenants default during the period could trigger early prepayment option from the holders. As of December 31, 2011 the Company was in compliance with the established financial covenants.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

17	Income tax and social contribution and Tax payables

	2011 (unaudited)		2010		2009
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Income tax and social contribution	25,007	—	36,307	—	432	—

Income tax and social contribution accrual	25,007	—	36,307	—	432	—
Taxes payable	51,205	37,727	34,921	84,329	31,858	84,230

Service tax (ISS)	2,941	946	1,384	793	1,014	694
Social security and other	6,547	—	4,973	—	4,465	—
VAT tax (ICMS)	30,746	—	19,554	—	18,373	—
Revenue taxes (PIS and COFINS)	9,843	—	7,881		6,877
REFIS(a)	1,128	36,781	1,129	83,536	1,129	83,536

Total	76,212	37,727	71,228	84,329	32,290	84,230

a.	Tax debt refinancing program (REFIS)—Law 11941/09

On November 28, 2009, the subsidiary CEMAR joined the subdivision established by art. 1 of Law 11941/2009 regardless of binding and definitive withdrawal of the Special Installment—PAES. Under the rules applicable to the new installment of the remaining balance of the consolidated debt of the Special Installment—PAES was split in 180 months. The consolidation of these debts was completed on June 30, 2011.

18	Provision for contingencies

The Company is a party in a number of judicial and administrative claims with various courts and governmental entities, arising from the normal course of its operations, involving tax, labor and civil aspects and other issues.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Management, based on information from its legal advisors, analyses of pending legal claims, and with respect to labor claims, based on its prior experience of amounts claimed, has recorded a provision for an amount considered sufficient to cover the probable estimated losses for ongoing claims that are probable, as follows:

	2011 (unaudited)			2010			2009
	Claim amount	Judicial deposits	Net provision	Claim amount	Judicial deposits	Net provision	Claim amount	Judicial deposits	Net provision
Civil and tax	151,303	143,027	8,276	125,585	98,480	27,106	74,068	55,720	18,348
Labor	27,022	8,234	18,788	27,963	14,031	13,932	11,814	8,349	3,465
Regulatory	3,691	—	3,691	3,305	—	3,305	1,067	—	1,067

	182,016	151,261	30,755	156,854	112,511	44,343	86,949	64,069	22,880

Current	35,784	17,943	17,841	38,138	10,694	27,444	15,523	—	9,406
Noncurrent	146,232	133,318	12,914	118,716	101,817	16,899	71,426	57,952	13,474

	182,016	151,261	30,755	156,854	112,511	44,343	86,949	64,069	22,880

Contingencies are presented net of judicial deposits.

Changes during the periods

	2010	2011 (unaudited)
	Opening balance	Additions	Usage (1)	Reversal (2)	Charges (3)	Ending balance
Civil and tax	125,585	50,409	(21,964)	(7,560)	4,833	151,305
Labor	27,963	8,079	(5,099)	(6,282)	2,361	27,022
Regulatory	3,305	544	(153)	(5)	—	3,691

	156,853	59,032	(27,216)	(13,847)	7,194	182,016

(1)	Cash outflows with contingencies.
(2)	Reversals during the period.
(3)	Monetary adjustment charges.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Labor

Claims (682) filed by ex-employees against the Company, claiming overtime, danger risk supplements, equal pay and/or salary adjustments and other, and also claims filed by ex-employees of its contractors (joint responsibility) for indemnity and other.

Civil and tax

The Company is a defendant in 18,931 civil cases, with 15,565 cases through special courts, which, for the most part, relate to claims for material and moral damages as well as reimbursement of amounts paid by consumers.

The Company is a defendant in 288 tax cases.

In addition to the probable losses recognized as provisions as reported above, there are other contingencies for which the possibility of loss has been evaluated by Management, based on an evaluation by its legal department and its external legal advisors, as being possible or remote, for the amounts of R$78,965 (unaudited) and R$16,832 (unaudited), respectively (R$74,211 and R$16,700 respectively in 2010 and 2009: R$47,338 and R$15,241 respectively) for which no has been recognized.

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

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

19	Research and development and energy efficiency

	2011	2010	2009
	(Unaudited)
National fund for scientific and technology development	642	563	450
Energy research company—EPE	320	282	225
Research and development program—P&D	14,814	11,593	9,189
Energy efficiency program—PEE	21,822	31,563	23,898

Total	37,598	44,001	33,762

Current	14,293	15,890	17,138
Noncurrent	23,305	28,111	16,624

Legal obligations to invest in the Technological Research and Development Program for the Electrical Sector—P&D, calculated in accordance with the terms of ANEEL Normative Resolution 219, dated April 11, 2006 and the Energy Efficiency Program—PEE, calculated in accordance with the terms of Normative Resolution ANEEL 176, dated November 28, 2005, changed by ANEEL Normative Resolution 215, dated March 28, 2006. These amounts were recognized in profit or loss.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

20	Equity

a.	Share capital

Share capital as of December 31, 2011 totals R$465,531 (unaudited) (2010: R$374,346 and 2009: R$310,278) by class is as follows:

Shareholders	Common shares	Preference shares Class A	Preference shares Class B	Total	%
Equatorial Energia	105,120,627	768,695	1,008,683	106,898,005	65.11%
ELETROBRÁS	54,017,048	459,387	609,069	55,085,504	33.55%
Others	2,181,264	11,149	7,977	2,200,390	1.34%

	161,318,939	1,239,231	1,625,729	164,183,899	100.00%

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

Increases in capital without issuing new shares, in the amounts of R$ 43,207 (unaudited) and R$ 47,978 (unaudited) respectively, through the capitalization of the SUDENE fiscal incentive equity reserve were approved.

b.	Capital reserve

The Company recognizes as a capital reserve the amount of R$674, related to stock options granted as share based compensation.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

c.	Legal reserve

Recognized as 5% of net income before dividends and interest on shareholders’ equity, as determined by corporate Law and defined by the Board of Directors, limited to 20% of paid-in capital.

d.	Tax incentives reserve

On May 14, 2007, the Agência para o Desenvolvimento do Nordeste—ADENE, currently Superintendência para o Desenvolvimento do Nordeste—SUDENE, an agency of the Ministry of National Integration, issued report 0061/2007, granted the Company a reduction of 75% of the 25% income tax justified by the total update of its electrical installations, valid from 2007 to 2016.

Government grants related to tax reductions or waivers are recognized in profit or loss as a reduction to income tax expenses. Total tax reduction in 2011 of R$47,978 (unaudited) are related to the tax benefit from SUDENE (R$43,207 in 2010 and R$54,155 in 2009). Law 11638/07 extinguished the capital reserves for donations and investment incentives and created the Tax incentives reserve, for which the Shareholders’ General Meeting would be able to, through a proposal from Management, destined to the Tax incentives reserve the net income portion related to donations and governmental grants to investments, which can be excluded for the minimum mandatory dividend calculation.

As of December 31, 2011 capitalization of R$ 91,185 (unaudited) of tax incentive reserve was approved ad referendum.

e.	Unrealized earnings reserve

In 2009 an unrealized earnings reserve of R$76,235 was recognized in accordance with article 197, Law 6404/76, as amended by Law 10303, dated October 31, 2001.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

f.	Working capital reserve

Constituted from equity balances from the Unrealized earnings reserve and the Special Reserve. This reserve may not exceed 100% of the capital of the Company. The creation of this reserve was adopted ad referendum by Management on December 31, 2011 and was approved on February 15, 2012 at the Annual General Shareholders’ Meeting.

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

In 2008, the companies shares were grouped in the proportion of 100,000:1. As of December 31, 2009, there were only 37,150 outstanding options to be exercised. On February 1, 2010, 37,150 options were exercised for a total price of R$2.00 (two Brazilian Reais), from the 5th tranche of stock options. No options remain outstanding as of December 31, 2010. The exercise of the existing options as of January 1, 2009 until December 31, 2011 was as follows:

ON
Outstanding options as of December 31, 2009	37,150
Options exercised during 2010	(37,150)

Outstanding options as of December 31, 2010	—
Outstanding options as of December 31, 2011	—

21	Dividends

In accordance with the Company’s bylaws, the shareholders are assured a minimum mandatory dividend of 25% of net income, adjusted in accordance with legislation in force and after allocations approved in the Shareholders’ General Meeting.

Dividends were calculated as follows:

2011 (unaudited)
Net income	247,502
(-) Legal reserve	(12,375)
(-) Legal reserve—SUDENE incentives	(47,978)

Calculation basis	187,149

Minimum mandatory dividend—25,00%	46,787
Additional dividends distributed	46,787

93,574

Working capital reserve	93,575

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

The Board of Directors approved the proposed dividends as follows:

			Amount per share (R$)
Approval	Distribution	Amount in 000’s	ON	PNA	PNB
February 15, 2012
Board of Directors Meeting held on March 25, 2011	Dividends	93,574	0,5699	0,5699	0,5699

Dividends will be paid in accordance with current regulation and will not accrue monetary charges.

a.	Basic earnings per share

The calculation of basic earnings per share at December 31, 2011 was based on the profit attributable to common and preference shareholders of R$247,502 (unaudited) (2010: R$278,621 and 2009: R$219,631), and a weighted average number of common and preferences shares outstanding of 164,146 thousand (2010: 164,146 thousand and 2009: 164,109 thousand), calculated as follows:

	2011 (unaudited)	2010	2009
Profit attributable to common and preference shareholders	247,502	278,621	219,631
Weighted average number of shares (in thousands)	164,184	164,180	164,144
Issued shares (in thousands) at January 1st	164,184	164,146	164,109
Effect of share options exercised (in thousands)	—	34	34
Basic earnings per share	1.5075	1.6970	1.3380

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

b.	Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2011 was based on profit attributable to common and preference shareholders of R$247,502 (unaudited) (2010: R$278,621 and 2009: R$219,631),, and a weighted average number of common and preference shares outstanding after adjustment for the effects of all dilutive potential shares (no effect in 2011, 2010: 3 thousand and 2009: 40 thousand), calculated as follows:

	2011 (unaudited)	2010	2009
Profit attributable to common and preference shareholders	247,502	278,621	219,631
Weighted average number of shares (in thousands)	164,184	164,180	164,144
Effect of share options on issue (in thousands)	—	3	40
Diluted earnings per share	1,5075	1,6970	1,3377

The effect of share options on issue was deemed to be the total weightened average options as they could be exercised for almost no consideration (a nominal amount of R$2.00) in accordance with item 46(b) of IAS 33—Earnings Per Share.

22	Profit sharing

The profit sharing program, deployed in 2004, is entity-wide and is tagged to the Company’s Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). The program works through the evaluation of performance indicators for the CEO, officers, management, supervisors and employees and has been evolving over time to allow further commitment of the employees in the Company’s operating results. As of December 31, 2011, the profit sharing accrual was R$16,428 (unaudited) (2010: R$16,794 and 2009: R$13,907).

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

23	Electric energy supply

Energy supplied by consumer class was as follows:

	2011 (unaudited)			2010			2009
	Consumers*	MWh*	Amount	Consumers*	MWh*	Amount	Consumers*	MWh*	Amount
Residential	1,712,162	2,041,253	915,445	1,598,117	1,916,564	814,531	1,482,200	1,641,064	694,410
Industrial	9,586	442,397	164,475	9,878	426,417	153,618	9,566	381,868	136,005
Commercial	126,541	871,648	416,189	123,938	817,592	386,405	115,530	703,755	338,778
Rural	64,707	162,014	44,937	64,830	153,892	41,514	57,112	131,010	36,681
Government	19,889	265,933	124,364	20,128	263,207	120,452	18,587	225,770	104,835
Public lighting	659	326,144	85,395	604	308,323	77,288	582	256,976	66,729
Public services	4,854	260,377	94,511	4,626	258,566	93,332	4,177	225,833	84,452
Own consumption	275	7,027	—	187	6,246	—	183	5,436	—
MAE and CEPISA	—	—	22,954	—	—	42,013	—	—	11,904
Low income	—	—	96,064	—	—	123,707	—	—	114,463
Construction revenue	—	—	495,587	—	—	402,200	—	—	431,622
Other	—	—	47,790	—	—	24,681	—	—	57,078

	1,938,673	4,376,793	2,507,711	1,822,308	4,150,807	2,279,741	1,687,937	3,571,712	2,076,957

*	Unaudited.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

24	Net revenues

	2011 (unaudited)	2010	2009
Gross revenues	2,507,711	2,279,741	2,076,957

Energy distribution	1,941,380	1,810,847	1,576,353
Energy supply	22,954	42,013	11,904
Construction revenues	495,587	402,200	431,622
Other revenues	47,790	24,681	57,078

Revenue deductions	(595,606)	(523,388)	(458,344)

ICMS over energy Sales	(311,971)	(293,178)	(246,176)
PIS and COFINS	(179,809)	(172,130)	(149,236)
Consumer charges	(74,624)	(55,363)	(39,910)
RGR quote	(27,349)	(15,917)	(17,243)
ISS	(1,327)	(735)	(613)
Emergency capacity charge	(69)	13	9
RTE	—	8,336	—
Other	(457)	5,586	(5,175)

Net revenues	1,912,105	1,756,353	1,618,613

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

25	Expenses

Costs and operating expenses are as follows, by nature:

	2011 (unaudited)
	Cost of services	Selling expenses	Administrative expenses (*)	Total
Payroll	24,245	19,767	28,502	72,514
Material	6,648	(986)	850	6,512
Third party services	56,448	83,038	52,619	192,105
Energy services inspection charge	—	3,593	—	3,593
Energy acquired for resale	504,517	—	—	504,517
Transmission system usage charge	88,640	—	—	88,640
Construction costs	495,588	—	—	495,588
Depreciation and amortization	75,555	—	—	75,555
Leasing	1,560	1,825	500	3,885
Other	(2,532)	3,235	(2,647)	(1,944)

Total	1,250,669	110,472	79,824	1,440,965

	2010
	Cost of services	Selling expenses	Administrative expenses (*)	Total
Payroll	20,453	19,048	36,695	76,196
Material	5,454	795	1,423	7,672
Third party services	39,510	67,382	42,730	149,622
Energy services inspection charge	—	3,138	—	3,138
Energy acquired for resale	461,327	—	—	461,327
Transmission system usage charge	80,861	—	—	80,861
Construction costs	402,200	—	—	402,200
Depreciation and amortization	83,134	—	10,918	94,052
Leasing	106	438	3,126	3,670
Other	(67)	(5,872)	(1,057)	(6,996)

Total	1,092,978	84,929	93,835	1,271,742

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

	2009
	Cost of services	Selling expenses	Administrative expenses (*)	Total
Payroll	11,406	13,171	28,158	52,735
Material	5,885	1,672	1,059	8,616
Third party services	33,241	48,624	25,152	107,017
Energy services inspection charge	—	2,688	—	2,688
Energy acquired for resale	383,680	—	—	383,680
Transmission system usage charge	87,226	—	—	87,226
Construction costs	431,622	—	—	431,622
Depreciation and amortization	83,398	—	14,195	97,593
Leasing	33	326	2,274	2,633
Other	3,064	4,198	(645)	6,617

Total	1,039,555	70,679	70,193	1,180,427

(*)	Administrative expenses include Depreciation and amortization and Payroll and key management personnel, which are presented in separate lines in the Statement of profit or loss.

26	Net finance costs

Finance income and costs are as follows:

	2011 (unaudited)	2010	2009
Finance income	41,340	37,677	42,092
Late payment penalties over energy sales	62,922	52,817	43,365
Monetary and foreign exchange adjustments	130	350	9,102
Loans and financing interest	(93,647)	(116,875)	(98,368)
Monetary adjustments to provision for contingencies	22,484	(22,304)	—
REFIS expenses	(3,569)	—	(58,784)
Other	31,376	(13,071)	(25,151)

Total	46,684	(61,406)	(87,744)

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

27	Pension plan

a.	Plan description

The Company is the sponsor of FASCEMAR—Fundação de Assistência e Seguridade dos Servidores da CEMAR, a not-for-profit pension foundation that manages the Company’s pension plan.

FASCEMAR was fully restructured in 2005, with the deployment of a new pension plan—Plano Misto de Benefícios I, a defined contribution plan, starting May 2006. Defined Benefit Plan I (“Plan BD I”), a defined benefit plan, was closed for new participants on December 21, 2005.

The Company, as a plan sponsor, contributes, monthly, a matching contribution to the defined contribution plan equal to the contribution of its employees. During the year ended December 31, 2011, this amount was R$477 (unaudited) (2010: R$1,895 and 2009: R$1,630).

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

b.	Defined benefit plan

1. Reconciliation of recognized assets and liabilities	2011 (Unaudited)	2010	2009
1.1. Present value of actuarial liabilities	103,728	100,478	96,815
1.2. Plan assets fair value	103,502	93,598	85,884

1.3. Present value of liabilities exceeding plan assets fair value (1.2 - 1.1)	226	6,880	10,930
a) Net actuarial liability/ to be accrued	226	6,880	10,930
b) Actuarial liability accrued	20,956	24,071	26,040
c) Additional actuarial (liability)/asset(a - b)	(20,730)	(17,191)	(15,110)

2. Expected return on plan assets
2.1. Plan assets fair value at year end	103,502	93,598	85,884
2.2. Expected participants contributions during the following year	31	31	33
2.3. Expected sponsor contributions during the following year	43	43	46
2.4. Expected benefits to be paid by the plan during the following year	9,591	9,654	9,115

2.5. Expected return on assets (2.1 * Interest + (2.2 + 2.3 - 2.4) * Interest/2 )	14,268	12,833	11,757

3. Interest on actuarial obligations for the following year
3.1. Present value of actuarial liabilities	103,278	100,478	96,815
3.2. Expected benefits during the following year	9,591	10,137	9,571

3.3. Interest on actuarial obligations ( 3.1 * Interest - 3.2 * Interest/2 )	11,179	10,781	10,399

4. Expected income to be recognized in profit or loss
4.1. Current service cost (with interest)	8	7	10
4.2. Expected participants contributions during the following year	31	31	33
4.3. Interest on actuarial obligations	11,179	10,781	10,399
4.4. Expected return on asset s	14,268	12,833	11,757
4.5. Total expected income (5.1 - 5.2 + 5.3 - 5.4)	(3,044)	(2,075)	(1,381)

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Participant data	2011 (Unaudited)		2010		2009
Active participants
Quantity	34		37		53
Average age(years)	51		49		49
Average service (years)	24		22		21
Average future service (years)	6		8		7
Average monthly salary (R$’000)	3		3		3
Annual payroll (R$’000)	1,177		1,239		1,348
Participants/beneficiaries with current benefits
Quantity	656		658		666
Average age(years)	66		65		63
Average monthly benefit (R$’000)	1		1		1
Annual benefit (R$’000)	9,134		8,674		8,190
Actuarial assumptions
Annual actuarial discount rate:	11.30%		11.30%		11.30%		p.a. ( 6.0% real and 5.0% inflation)
Expected return on plan assets:	14.45%		14.45%		14.45%		p.a. ( 9.0% real and 5.0% inflation)
Estimated salary increase:	6.05%		6.05%		6.05%		p.a. ( 1.0% real and 5.0% inflation)
Estimated benefit increase:	5.00%		5.00%		5.00%		p.a. ( 0.0% real and 5.0% inflation)
Mortality table:	AT-2000 M		AT-2000 M		AT-2000 M
Invalid mortality table:	AT-83 M		AT-83 M		AT-83 M
Handicapped table:	Light (average	)	Light (average	)	Light (average	)
Expected turnover rate:	Zero		zero		zero
Retirement probability:	100% when first eligible		100% when first eligible		100% when first eligible

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Plan assets:	2011 (Unaudited)	2010	2009
Federal government bonds	85,245	78,401	72,037
Credits with CEMAR	4,943	4,696	4,734
Investment funds—equity	1,993	2,181	1,945
Investment funds—fixed return	4,884	2,291	—
Investment funds—multimarket	537	28	2,410
Real estate leased to third parties	4,175	2,631	2,675
Real estate leased to CEMAR	—	1,233	375
Loans	1,275	1,319	1,296
Other assets	450	818	412

Total	103,502	93,598	85,884

28	Insurance

The coverage by type of risk and expiration date of the main insurance policies, according to the insurance brokers contracted by the Company is shown below:

Risks	Expiration date		Coverage
Operational risks	January 1, 2013		169,684
Civil responsibility - operations	January 1, 2013		7,000
Legal guarantee	(a	)	32,130
Vehicles	January 31, 2013		(b	)

(a) 14 bonds maturing from February 2012 to October 2016

(b) 69 vehicles at market value.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

c.	Fair value of financial instruments

Carrying amount and fair value of financial instruments held on December 31, 2011 (unaudited); 2010 and 2009 are as follows:

	2011 (unaudited)		2010		2009
Assets	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	424,463	424,463	456,836	456,836	357,467	357,467
Accounts receivable	516,744	516,744	512,397	512,397	445,164	445,164
Financial concession asset	79,214	79,214	50,409	50,409	33,403	33,403

Total assets	1,020,420	1,020,420	1,019,642	1,019,642	836,034	836,034

	2011 (unaudited)		2010		2009
Liabilities	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Trade payables	186,188	186,188	168,258	168,258	166,755	166,755
Loans and financing	1,163,269	1,160,606	981,011	981,011	942,152	942,152
Debentures	221,970	221,970	276,881	276,881	275,114	275,114

Total liabilities	1,571,427	1,568,764	1,426,150	1,426,150	1,384,021	1,384,021

•

Cash and cash equivalents—Cash and cash equivalents comprise cash balances and short-term investments with original maturities of three months or less. The carrying amount reflects their market value, including interest earned as of the reporting date and are equivalent to their fair value.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

•	Accounts receivable—Arise directly from the Company’s operations, and are classified as receivables, and measured at cost, less allowances for losses and present value adjustments, when applicable.

•	Financial concession assets—Classified as loans and receivables and measured at amortized cost, which is original cost, less allowances for losses and present value adjustments, when applicable.

•	Trade payables—Arise directly from the Company’s operations, and are classified as liabilities not at fair through profit or loss.

•	Loans and financing—Loans and financing are used to finance the Company’s investment programs and eventually cover working capital needs. They are classified as loans and carried at amortized cost.

•	Debentures—Debentures are classified as loans and carried at amortized cost.

d.	Financial instruments risk management

The Company has exposure to the following risks from its use of financial instruments. The risks described are a summary of the risks evaluated by a number of areas of the Company, each with its own responsibilities. The Board of Directors defines the risk management and is responsible for following up on the risks, their prevention and control.

•

Credit risk—The significance of the balances, and the ages of the accounts receivables from consumers and resellers represent a risk for the liquidity and capital structure of the Company. Management tracks the open balances to mitigate risks of default and the Company uses all of the collection tools permitted by the regulatory body, such as disconnection due to default, informing credit tracking bureaus and negotiation of outstanding balances. To mitigate the risks from the financial institutions that hold its funds or financial investments, the Company only selects institutions evaluated as low risk which are rated brA to brAAA, based on rating agency S&P.

The Company maintains its concession assets in accordance with the legislation in force and monitors the possible definitions in the rules for the reversal of the concession in relation to its concession related financial asset.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

•

Liquidity risk—the liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. To determine the Company’s ability to fulfill the commitments assumed, the cash flows and repayment dates of debt and other liabilities are disclosed. Further information on outstanding debt is disclosed in notes 16 and 17.

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

•

Market risk—Market risks are associated with the variations in interest rates and debt indices and also include limits on indebtedness defined in the contracts, for which any default could result in mandatory early prepayment, as described below.

•

Currency risk—This risk derives from the possibility of the Company incurring losses from variations in exchange rates. The Company’s existing foreign exchange exposure is 0.73% of its debt. The Company continually monitors exchange rates and market interest rates in order to evaluate the need for contracting derivatives to protect against the risk of variations in these rates.

The Company only has one loan denominated in a foreign currency, which is not material in relation to the Company’s total indebtedness, amounting to 0.64% of its debt, and derived from its contract with the National Treasury Secretary—STNA.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

The sensitivity of currency risk is shown in 5 scenarios.

A probable scenario with rates as of December 31, 2011, plus two scenarios with 25% (Scenario II) and 50% (Scenario III) appreciation in the foreign currency.

Two additional scenarios were included with the opposite effect, showing depreciations of 25% (Scenario IV) and 50% (Scenario V).

Currency risk
					R$ thousand
Operation Financial liabilities	Probable Risk scenario (*)		Scenario II (*)	Scenario III(*)	Scenario IV (*)	Scenario V (*)
STN	USD	1,322	(3,482)	(5,642)	838	2,998

Reference for financial liabilities	Rate on December 31, 2011 (*)		Scenario II (*)	Scenario III(*)	Scenario IV (*)	Scenario V (*)
Dollar USD/R$		1,85	2,32	2,78	1,39	0,93

(*)	Unaudited

•

Early prepayment risk—The Company has certain loans, financing and debenture contracts, with covenants that, in general, require it to maintain certain financial indices at specific levels. Non compliance with these indices could result in early prepayment of the debts. Management accompanies its positions and forecasts its future indebtedness to take preventative action for the indebtedness limits reported in Note 16 (Borrowings and financing) and Note 17 (Debentures).

•

Cash flow and fair value risk associated with interest rates—Changes in the economy and in tax rates impact both financial assets and liabilities of the Company. The impacts on the return of investments and debt related financial expenses in local currency are presented below.

The sensitivity of financial assets and liabilities is shown in 5 scenarios.

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

A probable scenario with rates as of December 31, 2011, plus two scenarios with 25% (Scenario II) and 50% (Scenario III) appreciation in the interest rates.

Two additional scenarios were included with the opposite effect, showing depreciations of 25% (Scenario IV) and 50% (Scenario V) in the interest rates.

Cash flow or fair value risk associated to interest rates
Operations	Risk	Probable scenario	Scenario II	Scenario III	Scenario IV	Scenario V
Financial liabilities
Loans, financing and debentures
ECF—2034/00	FINEL	(2,474)	(2,462)	(2,450)	(2,487)	(2,499)
ECF—1510/97	FINEL	(41)	(41)	(41)	(41)	(41)
ECF—1639/97	FINEL	(391)	(390)	(388)	(393)	(395)
ECF—1645/97	FINEL	(81)	(81)	(81)	(82)	(82)
ECF—1960/99	IGP-M	(9,795)	(9,429)	(9,064)	(10,161)	(10,527)
ECF—1907/99	FINEL	(52)	(52)	(52)	(53)	(53)
ECF—1908/99	FINEL	(344)	(343)	(341)	(346)	(348)
FASCEMAR	CDI	(2,922)	(2,783)	(2,644)	(3,061)	(3,199)
FINEP	TJLP	(18)	(15)	(12)	(21)	(24)
BNDES I	TJLP	(543)	(538)	(534)	(548)	(552)
BNDES Direto (Sub-crédito A)	TJLP	(477)	(221)	36	(733)	(989)
BNDES Direto (Sub-crédito B)	TJLP	(532)	(276)	(20)	(789)	(1,045)
IFC	CDI	(10,155)	(9,571)	(8,987)	(10,738)	(11,322)
BNDES II	TJLP	(3,907)	(3,792)	(3,676)	(4,023)	(4,138)
BNDES PEC	TJLP	(11,098)	(10,696)	(10,293)	(11,501)	(11,904)
DEBENTURES 3RD ISSUANCE	CDI	(26,572)	(25,049)	(23,526)	(28,095)	(29,618)

Assumptions	Rate in December 31, 2011 (unaudited)	+25%	+50%	-25%	-50%
CDI (% per annum)	2.67	3.33	4.00	2.00	1.33
TJLP (% per annum)	1.47	1.83	2.20	1.10	0.73
IGP-M (% per annum)	0.91	1.14	1.37	0.68	0.46

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

Sensitivity impact on profit and shareholders’ equity
Scenario	Net profit/(loss) (*)	Shareholders’ equity (*)
Probable scenario	—	—
Scenario II	(7,568)	(5,771)
Scenario III	(15,137)	(11,542)
Scenario IV	7,568	9,366
Scenario V	15,137	18,731

(*)	Unaudited

e.	Capital management

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

Companhia Energética do Maranhão—CEMAR

(Publicly held company in Brazil)

Notes to the unaudited financial statements

(In thousands of Reais, unless otherwise indicated)

30	Commitments

The commitments related to long-term energy purchase contracts are the following(*):

	Term	2012	2013	2014	2015	2016	After 2016
Contracted energy	2011 a 2042	643,149	480,550	409,538	395,678	406,202	16,443,746

(*)	Unaudited

Amounts represent the total contract price by year in accordance with the CCEAR (contract) terms, approved by ANEEL.

31	Subsequent events

On June 21, 2012 CEMAR issued debentures with restrictive selling efforts under CVM Instruction 476, in the amount of 28,000 debentures, with an unit price of R$10,000.00 (ten thousand Reais), to a total amount of R$280,000 (unaudited). Debentures were issued in two tranches (R$101,380 bearing CDI + 1.08%p.a. interest with a 6-year term amortized in 3 equal installments in the 4th, 5th and 6th years and R$178,620 bearing IPCA + 5.90%p.a. interest with an 8-year term, amortized in 3 equal installments in the 6th, 7th and 8th years.

Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D

Unaudited financial statements

December 31, 2011

KPMG Auditores Independentes Av. Borges de Medeiros, 2.233 -8º andar 90110-150 - Porto Alegre, RS - Brasil Caixa Postal 199 90001-970 - Porto Alegre, RS - Brasil	Central Tel Fax Internet	55 (51) 3303-6000 55 (51) 3303-6001 www.kpmg.com.br

Independent auditors’ report

To

The Board of Directors and Shareholders of

Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D

Porto Alegre—RS

We have audited the accompanying statements of financial position of Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D as of December 31, 2010 and 2009 and the related statements of profit or loss, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Porto Alegre, April 04, 2012

KPMG Auditores Independentes

Statement of Financial Position

December 31, 2011, 2010 and 2009

(In thousands of Brazilian reais, unless otherwise stated)

		31/12/2011	31/12/2010	31/12/2009			31/12/2011	31/12/2010	31/12/2009
		Unaudited					Unaudited
CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents	5	54.142	36.198	111.137	Trade accounts payable	23	414.895	191.621	152.435
Consumers, concessionaries and permit holders	6	440.387	397.965	388.958	Payroll – withholdings	24	12.536	15.009	13.905
Credit notes receivable	7	—	12	420	Taxes and social contributions	25	57.957	58.708	34.843
Allowance for doubtful accounts	8	(166.312)	(137.117)	(130.507)	Loans, financing and other fundings	26	203.108	146.251	105.835
Tax credits	9	15.425	21.229	14.544	Post-employment benefit plan	27	112.576	108.485	107.681
Inventories	10	11.040	10.103	13.532	Estimated liabilities	28	29.636	32.859	21.540
Recoverable costs	11	—	44.906	43.327	Consumer charges to be collected	29	161.262	24.369	8.377
Recovery income accounts – CRC	12	1.342.073	—	—	Provision for contingencies	30	174.707	182.480	147.737
Other receivables	13	100.734	45.996	51.423	Research and development program and energy efficiency program	31	98.147	78.130	71.453

					Other liabilities	32	172.946	44.057	52.898
		1.797.489	419.292	492.834	Reimbursements to customers	33	—	59.514	24.578

NON-CURRENT ASSETS
							1.437.770	941.483	741.282

Interest-bearing bank restricted	5	8.531	7.911	25.750
Consumers, concessionaries and permit holders	6	122.689	131.553	128.484	NON-CURRENT LIABILITIES
Tax credits	9	10.493	13.079	13.288	Taxes and social contributions	25	—	435	—
Other receivables	13	23.266	25.357	25.357	Loans, financing and other fundings	26	294.669	449.342	355.131
Energy sale at CCEE	14	41.804	37.952	20.165	Post-employment benefit plan	27	592.823	613.918	638.825
Compensation account – CRC	12	411.131	1.746.622	1.730.530	Provision for contingencies	30	208.157	243.403	234.991
Court deposits	15	105.321	102.075	15.959	Research and development program and energy efficiency program	31	13.127	13.574	11.926
Deferred income and social contribution taxes	16	226.035	226.035	226.035	Other liabilities	32	16.100	39.577	47.481
Concessions financial assets	17	557.313	518.880	470.973	Energy sale at CCEE		40.607	40.607	40.607

Assets and rights for sale	18	238	238	993
Biological assets	19	40.027	13.899	13.841			1.165.483	1.400.856	1.328.961

Investments	20	12.825	18.765	19.572	SHAREHOLDERS’ EQUITY	34
Property, plant and equipment	21	59.198	58.116	61.248	Share capital		23.703	23.703	23.703
Intangible assets	22	412.811	451.375	448.758	Tax incentive reserve		1.592.060	1.592.060	1.592.060

					Income reserve		—	—	7.781
		2.031.682	3.351.857	3.200.953	Accumulated losses		(389.845)	(186.953)	—

							1.225.918	1.428.810	1.623.544

TOTAL ASSETS		3.829.171	3.771.149	3.693.787	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3.829.171	3.771.149	3.693.787

The accompanying notes are an integral part of these financial statements.

Statement of Financial Position

Statement of Operations

for the years ended December 31, 2011, 2010 and 2009

(In thousands of Brazilian reais, unless otherwise stated)

	Note	31/12/2011	31/12/2010	31/12/2009
		Unaudited

NET REVENUE	38	2.028.501	1.821.539	1.800.648

ELECTRICITY SERVICE COST		(1.742.720)	(1.651.370)	(1.561.676)

Electricity cost	39	(1.169.863)	(1.106.025)	(1.057.484)

Cost of operations	40	(572.857)	(545.345)	(504.192)

GROSS INCOME		285.781	170.169	238.972

Operating expenses		(493.319)	(363.487)	(401.426)

Selling expenses	40	(51.635)	(29.501)	(34.755)
General and administrative expenses	40	(71.756)	(73.832)	(61.504)
Other operating expenses	40	(369.928)	(260.154)	(305.167)

Other revenues	41	107.077	25.117	1.750.590

Other expenses	41	-9.038	(6.185)	(12.069)

(LOSS) INCOME FROM SERVICES		(109.499)	(174.386)	1.576.067

Financial (expenses) revenues	42	(93.393)	(20.348)	22.718

INCOME/LOSS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	42	(202.892)	(194.734)	1.598.785

NET INCOME/ LOSS FOR THE YEAR		(202.892)	(194.734)	1.598.785

Basic and diluted earnings per share – R$		(0,52)	(0,54)	4,13

Lucro Diluído por Ação – R$		(0,52)	-0,50	4,13

The accompanying notes are an integral part of these financial statements.

Statement of Operations

Statement of Changes in Shareholders’ Equity

for the years ended 31 December 2011, 2010 and 2009

(In thousands of Brazilian reais)

	Share capital	Tax incentive reserve	Income reserve	Accumulated losses	Total shareholders’ equity
Balances as of 01/01/2009 after adoption of the new practices	23.703	—	1.167	(6.725)	18.145

Non-distributed dividends	—	—	6.614	—	6.614
Net income for the year	—	—	—	1.598.785	1.598.785
Appropriation of income:
Tax incentive reserve	—	1.592.060	—	(1.592.060)	—

Balances as of 31/12/2009	23.703	1.592.060	7.781	—	1.623.544

Net loss for the year	—	—	—	(194.734)	(194.734)
Absorption of Income Reserve	—	—	(7.781)	7.781	—

Balances as of 31/12/2010	23.703	1.592.060	—	(186.953)	1.428.810

Net loss for the year				(202.892)	(202.892)

Balances as of 31/12/2011 (unaudited)	23.703	1.592.060	—	(389.845)	1.225.918

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Shareholders’ Equity

Statement of Cash Flows

for the years ended 31 December 2011, 2010 and 2009

(In thousands of Brazilian reais)

	Note	31/12/2011	31/12/2010	31/12/2009
		(Unaudited)

OPERATING ACTIVITIES

Net income (loss)		(202.892)	(194.734)	1.598.785

Non-cash revenues (expenses)
Monetary changes and exchange rate gains (losses) on long-term loans		23.170	23.670	11.968
Impairment loss on permanent assets		196	3.466	224
Depreciation and amortization of property, plant and equipment, intangible assets and investments	40	—	9.152	10.021
Amortization of the concession’s intangible assets		80.180	70.020	67.668
Write-off of property, plant and equipment, investments and intangible assets		(14.638)	372	2.127
Recognition of the provision for labour, civil and tax contingencies, post-employment benefits and others		89.503	8.187	31.679
Recognition of provision for benefits granted to former public employees	40	88.498	78.927	115.051
Recognition of allowance for doubtful accounts	40	40.627	18.917	25.030
Recognition of compensation account credits	41	(67.334)	(16.092)	(1.730.530)

		37.310	1.885	132.023

Changes in current and non-current assets		(30.665)	(156.390)	(72.883)

Consumers, concessionaries and permit grantees		(48.842)	(24.383)	(29.581)
Credit notes receivable		—	408	(417)
Tax credits		8.390	(6.476)	6.833
Long-term financial investments		1.471	17.839	(144)
Inventories		(937)	3.429	2.412
Income account to compensate – CRC		(6.582)	—	—
Other receivables		57.513	3.848	7.506
Prepayments		—	—	6.957
Energy sale at CCEE		—	(17.787)	(196)
Court deposits		(3.246)	(86.116)	(2.028)
Indemnifiable financial assets		(38.433)	(47.907)	(64.224)
Assets and rights for sale		1	755	(1)

Changes in current and non-current liabilities		180.729	50.356	(175.214)

Trade accounts payable		223.274	39.186	(51.956)
Payroll – withholdings		—	1.104	2.311
Taxes payable		(5.696)	23.120	(1.503)
Taxes and social contributions Tributos e Contribuições Sociais		(1.186)	—	—
Post-employment benefits		(106.962)	(103.754)	(111.838)
Accrued liabilities		156.463	11.319	1.930
Consumer charges to be collected		—	15.992	(17.177)
Charges in instalments		—	1.180	—
Research and Development Program and Energy Efficiency Program		—	8.325	9.675
Provision for labour and civil contingencies		(130.821)	35.704	(22.794)
Other		45.657	18.180	16.138

		187.374	(104.149)	(116.074)

NET PROVIDED BY OPERATING ACTIVITIES
INVESTING ACTIVITIES
Net cash used in investing activities		(48.444)	(81.747)	(97.181)

Increase in investments		(31.004)	(3.320)	(2.284)
Acquisition of property, plant and equipment items		(4.295)	(5.653)	(8.796)
Acquisition of intangible assets		(13.145)	(72.774)	(86.101)

FINANCING ACTIVITIES
Net cash provided by financing activities		(120.986)	110.957	286.520

Increase in loans and financing		62.009	249.529	346.306
Repayment of loans and financing and debt charges		(182.995)	(138.572)	(97.766)

Statement of Cash Flows

Notes to the financial statements

(in thousands of Brazilian reais, unless otherwise stated)

1. Operations

Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D, the “Concessionare”, is a public company whose controlling shareholder is the State of Rio Grande do Sul, by means of Companhia Estadual de Energia Elétrica – CEEE-Par, which holds 65.92% of its total capital. The Company was organized pursuant to the authorization granted by State Law No. 12.593 of 13 September 2006 and set up from the spin-off of Companhia Estadual de Energia Elétrica – CEEE, according to the Extraordinary Shareholders’ Meeting held on 27 November 2006 (Minutes of the Meeting No. 170) which validated, according to the provisions of article 229, paragraph 2, Law No. 6.404/76, in compliance with all the legal requirements to the formal set up of Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D, which commenced activities as of 1 December 2006. The Concessionaire is engaged in projecting, building, and operating electricity distribution systems; the provision of private or public services, in the segment of electricity distribution, and the operation of the respective infrastructure to provide other services, as long as included in its concession agreement or authorized by law.

1.1. Authorisation to issue the financial statements

Authorisation for issuance of the financial statements was approved by the Board of Directors of June, 25 2012.

2. Concessions

Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D holds the concession for operating public services of electricity distribution in the State of Rio Grande do Sul, providing services to 72 municipalities, with about 1.47 million captive consumer units.

The Concession was agreed on October, 25 1999 through the Concession Agreement No. 081/1999 – ANEEL (National Agency of Electric Energy), amended by 1st and 2nd Amendment Terms of October, 17 2005 and April, 13 2010, respectively, for electricity distribution. The Concession Agreement establishes:

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

Notes

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

2.1. Mechanism for the restatement of electricity supply rates of the concession agreements

The Concession Agreement also establishes that electricity rates shall be adjusted annually in October and reviewed every four (4) years. The criteria and methodologies for those adjustments and review of electricity rates are determined by ANEEL – Brazilian Electricity Regulatory Agency through specific regulations.

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

The following table shows the items that comprise the required revenue:

Portion A	Portion B
Segment charges	Unrecoverable revenue
Global Reversion Reserve – RGR (a)
Fuel Consumption Account – CCC (b)	Operation and maintenance expenses (g)
Inspection Fee – TFSEE (c)	Personal
Alternative Electricity Sources Incentive Program – PROINFA (d)	Material
Research and Development, and Energy Efficiency Program (f)	Third part services
National Operator of Electric System (ONS)	General and other

Transmission charges	Capital expenses
Use of transmission facilities	Depreciation (h)
Use of connection facilities	Capital remuneration (i)
Use of distribution facilities
Energy transport from Itaipu

Purchase of electricity for resale
Long-term bilateral contracts and auctions
Initial Contracts

(a)	Global Reversal Reserve (RGR) – Amount monthly paid, equivalent to 2.5% p.a. of the investments made by the Concessionaire in assets linked to the rendering of electricity services, but limited to 3% of annual revenue. The main purpose is to provide funds for the reversal/takeover of electricity services, but it is not limited to this purpose.

Notes

(b)	Fuel Consumption Account (CCC) – Charge established to cover annual costs of thermoelectric generation, whose annual amount is set for each concessionaire according to its market and need to use thermoelectric plants.
(c)	Inspection Rate (TFSEE) – Amount intended to form ANEEL’s revenues to cover its operating and administrative expenses. It is annually determined and monthly paid.
(d)	Alternative Electricity Sources Incentive Program (PROINFA) – Amount to cover the costs of electricity produced by independent producers, by means of wind farms, small plants and biomass. Annually calculated by ANEEL and monthly paid by the Concessionaire.
(e)	Energy Development Account (CDE) – Amount intended to provide funds for the development and competitiveness of the states in the production of energy, as well as for the universalisation of electricity services. The amount is annually established by ANEEL.
(f)	Research & Development and Energy Efficiency Program – This refers to the investment of 1.00% of annual net operating revenues in the electricity segment, at a minimum of 0.75% in research and development and 0.25% in energy efficiency.
(g)	Operating and maintenance expenses – it refers to the portion of revenue intended to cover the direct costs of the services of electricity distribution.
(h)	Depreciation quotas – it refers to the portion of revenue required to form the funds intended to recoup the investments made.
(i)	Capital remuneration – it is the portion of revenue required to promote the return of the capital invested in the services of electricity distribution.

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

c. Functional and Presentation Currency

These financial statements are presented in Brazilian reais (R$) wich is the company’s functional currency. All financial information was rounded to thousands of Brazilian reais, except when otherwise stated.

Notes

4.2. Use of estimates

The preparation of the financial statements in accordance with Brazilian accounting practices requires the Company’s management to make estimates with regard to the determination and recording certain assets, liabilities, revenues and expenses and the disclosure of information about its financial statements. Such estimates are based on the going concern principle and supported by the best information available on the filing date of the financial statements and on management’s experience. These estimates are reviewed when new information is available or when previous information on which they were based changes. These estimates may differ from actual results. The main estimates refer to the following:

•	Useful life of intangible assets;

•	Transactions and sale of electricity at the Electricity Sales Chamber – CCEE;

•	Allowance for doubtful accounts;

•	Contingent liabilities;

•	Retirement plans and post-employment benefits;

•	Current and deferred income and social contribution taxes;

•	Derivatives financial instruments and non derivatives financial instruments stated at fair value;

•	Indemnifiable financial assets;

•	Revenue from supply and use of distribution network not billed.

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

b. Classification

The Concessionaire classifies financial assets and liabilities into the following categories:

1.	Measured at fair value through profit or loss are financial instruments held for trading. A financial asset is classified into this category when it is acquired mainly for short-term sales. Financial assets registered at fair value through income are measured at fair value, and changes on the value of such assets are recognised in profit (loss) for the year.

2.	Held-to-Maturity these are non-derivative financial assets whose payments are fixed or may be determined. Their maturity dates are defined and the Concessionaire intends and is able to hold them to maturity. Held-to-maturity investments are initially recognised at fair value plus all other transaction costs that are directly attributable. After their initial recognition, they are measured at amortised cost through the effective interest method, less any impairment losses.

3.	Loans and receivables are non-derivative financial assets whose payments are fixed and may be determined. They are not quoted in an active market. They are initially recognised at fair value plus all other transaction costs that are attributable. After their initial recognition, loans and receivables are measured at amortised cost through the effective interest method, less any impairment losses. Loans and receivables comprise client and other credit accounts, including receivables from concession agreements as indemnity at the end of the concession agreement.

Notes

4.	Available-for-sale – non-derivative financial assets that are designated in this category or that that are not classified in any of the categories above. After their initial recognition, they are measured at fair value, and changes other than changes for impairment losses and foreing currency differences on available-for-sale debt instruments are recognised under other comprehensive income (loss) and included in shareholders’ equity. When an investment is written-off, accumulated income (loss) in other comprehensive income (loss) is transferred to income (loss).

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

Notes

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

5.9. Inventories (including intangible assets in progress)

Materials in inventory classified in current assets (maintenance and administrative materials) and those for construction and renovation services rendering classified in intangible assets in progress (warehouse at the work site) are recognised at average acquisition cost, less recoverable taxes and estimated loss for adjust it to net realisable value when the latter is lower than its acquisition cost. The Concessionaire periodically checks its inventory items for obsolescence or possible impairment. All amounts related to reduction of inventories to its net realisable value, as well as all inventory losses, are recognised as expenses for the period in which they occurred.

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

5.14. Service concession agreements

Concession agreements are recognised as intangible assets and financial assets. The intangible asset value for these agreements represents the value for the construction and renovation services to be received with the collection from consumers through electricity usage fee. The cost for those services comprises acquisition price of material and services (plus non-recoverable taxes on purchase, after commercial and other discounts are deducted) and all other directly attributable costs in order to make the infrastructure available for the concession at the necessary place and condition so it can work as determined in the Concession Agreement. Financial assets refer to the value of construction and renovation services rendered as included in the concession agreement and that shall be received through an indemnity at the end of the concession, given that this is considered an unconditional right to receive cash or any financial asset directly from the concession authority, independently of usage,, resulting from the application of the Technical Interpretation ICPC 01 – Concession Agreements (IFRIC

Notes

12) and of Technical Guidance OCPC 05 – Concession Agreements. It is recognised at non-amortised residual value of individual assets at the end of the concession, and the amount is only changed by means of additions, write-offs and transfers, during the concession period.

The amortisation of intangible assets from concession agreements is calculated with the regulatory depreciation rate of individual assets. Amortisation is recognised in the accounts Operating Costs and Operating Expenses. Regulatory depreciation rates of the main concession assets and services are as follows:

Depreciation rates of the most relevant items of non-current assets	Annual rate (*)

Conductor (Voltage => 69kV)	2,50%
Conductor (Voltage <69kV)	5,00%
Building	4,00%
General equipment	10,00%
Structure (Pole, Tower) (Voltage => 69kV)	2,50%
Structure (Pole, Tower) (Voltage <69kV)	5,00%
Electricity meters	4,00%
Distribution transformer	5,00%
Power transformer	2,50%
Vehicles	20,00%

(*)	ANEEL Regulatory Resolution 367/2009

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

Notes

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

Notes

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

The Concessionaire is under the regulations of the Temporary Tax Scheme – RTT, which prescribes the tax neutrality in the calculation of federal taxes, eliminating the effects of applying new accounting methods and criteria introduced by the amendments in the Law 6.404/76. The regime was optional for 2008-2009, and became mandatory for 2010, according to the Law 11.941/09.

5.24. Post-employment benefits

Future liabilities, which are estimated based on an actuarial evaluation prepared on a yearly basis by an independent actuary, are registered for covering expenses with pension plan, supplementary encouraged retirement, former public employees and contributions to employees’ pension fund. Prior service cost for the defined contribution plan, which was implemented in October 2002, is now recognised in the statement of operations on the service remaining period for employees, according to item 96 from CPC 33 (same pragraph in IAS 19), approved by CVM Resolution No. 600 of 9 October 2009.

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

Notes

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

Notes

Expenses related to environmental issues incurred after the venture started to operate are registered as expenses for the year they have occurred.

Projects for construction and installation of new ventures are identified and monitored by the environmental bodies responsible for regulation and investigation, such as the Brazilian Environment Institute – IBAMA, the State Foundation for Environmental Protection – FEPAM, Municipal Secretary of Environment – SEMA, and NGOs.

5.32. New standards and interpretations not yet adopted

During 2011, some technical procedures and interpretations issued by the Accounting Pronouncements Committee (CPC) were reviewed and their adoption is mandatory for the period beginning January 1, 2011.

The Concessionaire assessed the new pronouncements and interpretations and concluded that there were no impacts on the Financial Statements, as follows:

CPC 00 – Conceptual Structure for Preparation and Publication of the Accounting and Financial Report (R1) – approved by CVM Resolution 675, of December 13, 2011.

CPC 15 IFRS 3(R1) – Business Combinations – approved by CVM Resolution 665, of August 4, 2011.

CPC 19 IAS 31 (R1) – Investments in Joint Ventures – approved by CVM Resolution 666, of August 4, 2011.

CPC 20 IAS 23 (R1) – Loan Costs – approved by CVM Resolution 672, of October 20, 2011.

CPC 26 IAS 1(R1) – Presentation of the Financial Statements – approved by CVM Resolution 676, of December 13, 2011.

CPC 35 (R1) – Separate Statements – approved by CVM Resolution 667, of August 4, 2011.

CPC 36 IAS 27 (R2) – Consolidated Statements – approved by CVM Resolution 668, of August 9, 2011, Technical Interpretation ICPC 01 IFRIC 12(R1) and Technical Interpretation ICPC 17 – Accounting and Proof for Concession Contracts – approved by CVM Resolution 677, of December 13, 2011. The review of the standard is already being adopted by the Concessionaire in its financial statements.

5.33. Technical Pronouncements Issued by IASB

In June 2011, the International Accounting Standards Board (IASB) issue accounting standards, whose mandatory adoption must occur as from January 1, 2013:

IFRS 9 – Financial Instruments – It establishes the principles for disclosure of financial assets and liabilities that will present useful, material information for measurement of the amounts, time and uncertainties of future cash flows.

IFRS 10 – Consolidated Financial Statements – It establishes a new definition of control in determining which entities will be included in the consolidated statements of a group. This standard partially replaces IAS 27 (CPC 36).

IFRS 11 – Joint operations – It establishes the accounting for contracts in which there is joint control.

IFRS 12 – Disclosure of Ownership in Other Entities – The standard establishes the requirements for disclosure for subsidiaries, jointly controlled subsidiaries and/or joint ventures, affiliated companies and special purpose entities and it replaces requirements previously included in IAS 27 (CPC 35), IAS 31 (CPC 19) and IAS 28 (CPC 18).

The Concessionaire is awaiting the approval of the international standards by the Accounting Pronouncements Committee and acceptance by the Brazilian Securities Commission (CVM) and it is analyzing the impacts of these new pronouncements on its financial statements.

Notes

6. Cash and cash equivalents and financial investments

Balance breakdown is as follows:

Description / Bank	Note	Maturity	Remuneration	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Current

Cash and bank deposits				37,641	24,100	26,602

SIAC / BANRISUL		Daily	SELIC OVER	16,501	12,098	84,535

Interest-bearing bank deposits				16,501	12,098	84,535

Total cash and cash equivalents				54,142	36,198	111,137

Non-current
SIAC Especial / BANRISUL		Daily	SELIC	2,486	2,148	18,936
CEEE – SIAC BANRISUL		Daily	SELIC	2,629	2,435	3,779
CEEE BRADESCO				9	9	8
Transfer of collection of electricity account				27	27	27
Withholding – Banco Máxima				3,380	3,292	3,000

Total Interest-bearing bank deposits restructed				8.531	7,911	25,750

a) Cash and cash equivalents

In 2011, the amount of R$37,641 (unaudited) (R$24,100 in 2010 and R$26,602 in 2009) refers to funds deposited in banks.

b) SIAC/BANRISUL

In 2011, the amount of R$16,501 (unaudited) (R$12,098 in 2010 R$84,535 in 2009) refers to the amount applied in the Cash Management Integrated System – SIAC/BANRISUL established by State Decree No. 33.959 of 31 May 1991. These values were transferred to SIAC in accordance with an agreement signed between the Concessionaire and the State of Rio Grande do Sul as of 10 October 2008, entitled “Agreement of Temporary Transfer of Monetary Resources Available”. The balance invested is remunerated at the SELIC OVER rate variation, with high liquidity.

c) SIAC Especial/BANRISUL

In 2011, the amount of R$2,486 (unaudited) (R$2,148 in 2010 and R$18,936 in 2009) refers to remuneration on the principal already redeemed and applied in the Cash Management Integrated System – SIAC/BANRISUL, established by State Decree No. 33.959 as of 31 May 1991. This balance remains applied, and its remuneration is based on the SELIC rate variation, with no immediate liquidity, since it depends on budget allocation by the State of Rio Grande do Sul.

d) CEEE – SIAC/BANRISUL

In 2011, the amount of R$2.629 (unaudited) (R$2,435 in 2010 and R$3,779 in 2009) refers to the principal and to the remuneration of values invested in CEEE – SIAC/BANRISUL, which are applied to the compliance with clause from the Guarantee Constitution Agreement – CCGs when CEEE-D is purchasing electricity.

e) CEEE BRADESCO

In 2011, the amount of R$9 (unaudited) (R$9 in 2010 and R$8 in 2009) refers to values blocked in court, which compose the balance of two investment fund accounts remunerated by the CDI rate at Banco Bradesco.

Notes

f) Transfer of collections from Electricity bills

In 2011, the amount of R$27 (unaudited) (same amount for 2010 and 2009) is under discussion with Banco Citibank S/A and it is related to the collection of electricity bills that were not transferred to CEEE-D.

g) Retention – Banco Máxima

In 2011, the amount of R$3,380 (unaudited) (R$ 3,292 in 2010 and R$3,000 in 2009) is related to the assurance of the faithful and timely fulfilment of obligations related to loans from Banco Máxima, whose value is due in 4 January 2016.

7. Consumers, Concessionaires and Permit holders

Balance breakdown is as follows:

	Note	Balances falling due	Overdue up to 90 days	Overdue more than 90 days	31/12/2011 (Unaudited)	31/12/2010	31/12/2009
Current
Consumers	(a)	92,841	80,600	221,867	395,308	348,240	335,960
Concessionaires and permitholders	(b)	473	—	—	473	189	96
Installment payments	(c)	9,280	9,329	25,996	44,605	45,591	52,901
Short-term energy – CEEE	(d)	1	—	—	1	3,945	1

		102,595	89,929	247,863	440,387	397,965	388,958

Non Current
Installment payments	(c)	91,521	—	31,168	122,689	131,553	128,484

		91,521	—	31,168	122,689	131,553	128,484

		193,643	89,929	279,031	562,603	529,518	517,442

a) Consumers

	Balances falling due	Overdue up to 90 days	Overdue more than 90 days	31/12/2011 (Unaudited)	31/12/2010	31/12/2009

Residential	44,949	34,702	45,831	125,482	134,034	138,425
Industrial	5,916	14,016	55,854	75,786	55,816	51,805
Commercial services and other activities	24,584	17,041	56,653	98,278	74,022	73,156
Rural	2,598	6,696	11,934	21,228	14,393	14,949
Public power	8,641	7,612	31,252	47,505	55,060	22,358
Public ilumination	3,942	312	20,290	24,544	10,195	30,509
Public service	2,211	221	53	2,485	4,720	4,758

	92,841	80,600	221,867	395,308	348,240	335,960

b) Concessionaires and Permit holders

	Balances falling due	Overdue up to 90 days	Overdue more than 90 days	31/12/2011 Unaudited	31/12/2010	31/12/2009

Electricity supply	128	—	—	128	104	33
Network usage charges	321	—	—	321	69	56
Irrigation and aquaculture	—	—	—	—	—
Reduction in transmission system usage fee	—	—	—	—	—
Permit holders	24	—	—	24	16	17

	473	—	—	473	189	96

Notes

c) Installment payments

Balance breakdown is as follows:

	Note	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Municipal Governments	c1	16,873	18,069	17,732
Sundry consumers	c2	12,058	10,526	9,059
State Government – Energy debts	c3	0	0	13,778
Industrial consumers	c5	5,077	5,421	4,761
Sundry installment payments	c6	10,597	11,575	7,571

Total current		44,605	45,591	52,901

Municipal Governments	c1	61,530	69,757	74,932
Sundry consumers	c2	8,894	13,250	15,189
State Government – Energy debts	c3	4,768	4,768	4,768
State Government – FAMURS	c4	17,178	17,178	17,178
Industrial consumers	c5	9,331	9,826	9,221
Sundry installment payments	c6	20,988	16,774	7,196

Total non-current		122,689	131,553	128,484

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

Notes

As of 15 August 2009, ANNEL approved the agreement entered into by CEEE-D and the State of Rio Grande do Sul in the amount of R$19,778 that shall be settled through tax offset during 12 months, as below:

Date of event	History	Amount

Dec/2002	Original balance receivable	49.885
Dec/2007	Discount of interest and fines not recognizes by de Government	-25.339

	Balance receivable	24.546

	Compensations with ICMS payable	-19.778

	Balance receivable	4.768

NON CURRENT		4.768

c.4) Installment with State Government – FAMURS

It refers to installment of debts with city governments, which were agreed in 1997 by State Law no. 11.018 of 23 September 1997 with intermediation of FAMURS – Union of City Associations for the State of Rio Grande so Sul and assumed by the State of Rio Grande do Sul, with the guarantee that ICMS tax would be transferred to the respective cities.

The amounts were indexed to UFIR and then to the UPF/RS, and they were renegotiated through an Agreement in December 2002 with a grace period of 12 months and 48 consecutive monthly installments; the first installment is fell due in January 2004, indexed to the IGP-M, plus interest of 0.5% per month, with the intervention of Banco do Estado do Rio Grande do Sul S/A. – BANRISUL.

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

c.5) Installment with industrial consumers

The amounts of R$5,077 (unaudited) (R$5,421 in 2010 and R$4,761 in 2009) recorded under Current Assets and R$9,331 (unaudited) (R$9,826 in 2010 and R$9,221 in 2009) recorded under Non-current Assets refer to the installment of electricity debts for consuming industrial facilities.

c.6) Sundry installments

The amounts of R$10,597 (unaudited) (R$11,575 in 2010 and R$7,571 in 2009) recorded under Current Assets and R$20,988 (unaudited) (R$16,744 in 2010 and R$7,196 in 2009) recorded under Non-current Assets refer to the installment of debts as from 2003 from consumers of residential, industrial, commercial and rural classes.

d) Short-term Energy – Electricity Sales Chamber – CCEE

The amount of R$1 (R$3,945 in 2010 and R$1 in 2009) refers to the electricity sold in the short-term market, according to information disclosed by the CCEE, and mentioned in note 49.a.

8. Notes receivable

The amounts of R$12 in 2010 and R$420 in 2009) recorded under current Assets refer to the installment related to sale of assets and charging for damage caused to the Company’s assets by third parts.

Notes

9. Allowance for doubtful accounts

Balance breakdown is as follows:

CONSUMERS PER CLASS	Balance as of 31/12/2010	Additions	Exclusions	Balance as of 31/12/2011 (unaudited)

Residential	29,217	9,310	—	38,527
Industrial	10,010	2,089	(2,812)	9,287
Commercial, services and other activities	10,425	5,192	(2,338)	13,279
Rural	1,218	1,534	(1,661)	1,091
Government, public lighting and public service	52,228	5,414	(4,865)	52,777
Notes receivable	31,983	17,415	(142)	49,256
Sundry	2,036	300	(241)	2,095

Total	137,117	41,254	(12,059)	166,312

CONSUMERS PER CLASS	Balance as of 31/12/2009	Additions	Exclusions	Balance as of 31/12/2010

Residential	31,396	2,238	(4,417)	29,217
Industrial	14,289	3,548	(7,827)	10,010
Commercial, services and other activities	7,787	4,992	(2,354)	10,425
Rural	2,874	31	(1,687)	1,218
Government, public lighting and public service	47,492	13,138	(8,402)	52,228
Notes receivable	24,688	12,815	(5,520)	31,983
Sundry	1,981	260	(205)	2,036

Total	130,507	37,022	(30,412)	137,117

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

10. Tax credits

Balance breakdown is as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Current
ICMS recoverable (a)	8,039	14,401	10,707
IRPJ and CSLL recoverable (b)	6,380	6,524	3,555
Other credits to compensate	1,006	304	282

	15,425	21,229	14,544

Non Current
ICMS recoverable (a)	8,623	11,210	11,420
Other credits to compensate	1,870	1,869	1,868

	10,493	13,079	13,288

Notes

a) ICMS – Value-Added Tax on Sales and Services

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

11. Inventories

Balance breakdown is as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Operating inventory	11,733	10,151	13,579
(-) Provision for losses	(693)	(48)	(47)

Total	11,040	10,103	13,532

Inventory balances refer to material applied to maintenance of operations, waste, scraps, and sale, all of which are valued at average price less allowance for losses.

12. Other receivables

Balance breakdown is as follows:

	Note	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Current
RELUZ program	a	15,850	9,670	2,183
Energy efficiency program – PEE	b	11,926	6,513	10,586
Research and Development – R&D	c	7,514	4,079	2,360
Advances to suppliers		824	825	1,017
Social Electricity Rate – Low-Income Consumers Subsidy	d	4,508	—	4,562
Advances to employees		2,379	2,619	2,540
Rental of poles/ services provided		6,819	3,847	2,792
Assignment of employees		582	578	477
Receivables investment fund – FIDC II and FIDC IV	e	3,500	4,768	5,124
Subsidy ELETROBRÁS CDE – PLT		—	—	3,438
SEINFRA/CEITEC agreement		—	—	637
Owner services in progress	f	—	3,289	3,515
Graphic account	g	720	—	—
Monitoring of deposits in court		3,306	—	—
Other debtors		42,806	9,808	12,192

		100,734	45,996	51,423

Non Current
Subordinated quotas – FIDIC	h	10,059	12,150	12,150
ESS Quotas	i	13,207	13,207	13,207

		23,266	25,357	25,357

Notes

a) RELUZ program

In 2011, the amount of R$15,850 (unaudited) (R$9,670 in 2010 and R$2,183 in 2009) refers to the National Program for Efficient Public Lighting – RELUZ, which aims to promote the modernization and improvement of energy efficiency for the public lighting system in the cities, through the replacement of current equipment for more efficient technologies, preventing the waste of electricity, to be reimbursed by governments.

b) Energy Efficiency Program – PEE

In 2011, the amount of R$11,926 (unaudited) (R$6,513 in 2010 and R$10,586 in 2009) refers to the use of funds from the Energy Efficiency Programs, which aim to demonstrate to society the importance and economic feasibility of actions to combat the waste of electricity.

c) Research & Development – P&D

In 2011, the amount of R$7,514 (unaudited) (R$4,079 in 2010 and R$2,360 in 2009) refers to prepayment of research and development projects aimed at capacity building and technology development for the Concessionaire, aiming to generate new processes or products, or improvement of their characteristics.

d) Social Electricity Rate – Low-Income Consumers Subsidy

In 2011, the amount of R$4,508 (unaudited) and R$4,562 in 2009 refers to income generated from revenue increases and reductions resulting from the classification of residential consumers in low income subclass, as Regulatory Resolution No. 89, of 25 October 2004 and Resolution No. 514 of 16 September 2002 issued by ANEEL.

e) Receivables Investment Fund – FIDC II and FIDC IV

In 2011, the amount of R$3,500 (unaudited) (R$4,768 in 2010 and R$5,124 in 2009) refers to the amount withheld in excess for settled installments, remaining in the Fund used to settle future installments valued at cost.

f) Partnership SEINFRA/CEITEC

The amount of R$637 as of 31 December 2009 refers to the balance receivable on the involvement of the State of Rio Grande do Sul in the construction of two 13.8 kV feeders for CEITEC S.A. to use. The investment purpose is to allow the activities of this company, focused on research and implementation of the production process, with emphasis on the generation of differentiated products and processes in the microelectronics field. The liability for the State to the CEEE-D was signed through the Partnership SEINFRA/CEITEC S.A./CEEE-D/SCT FPE N° 38/2009 of 25 August 2009.

g) Own services in process

The amount of R$3,289 in 2010 and R$3,515 in 2009 refers mainly to the application of resources in personnel, material and services used in the implementation of material repair, transformation and manufacturing services. When services are finished, materials are transferred to the operating inventory.

h) Subordinated quotas – FIDC

The amount of R$10,059 (unaudited) (R$12,150 in 2010 and R$12,150 in 2009) refers to the acquisition of Subordinated Quotas from FIDC II and IV.

i) ESS Quota

In 2011, the amount of R$13,207 (unaudited) (same amount for 2010 and 2009) refers to the System Service Charge for the period from September/2000 to September 2002, see note 51.a.

Notes

13. Recoverable costs

Balance breakdown is as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Authorative Resolution No. 895/2009	—	—	43.327
Authorative Resolution No. 1074/2010	—	44.906	—

Total	—	44.906	43.327

In October 2010, with the pronouncement of ANEEL through Technical Note No. 318/2010-SRE/ANEEL of 8 October 2010, the asset amount of 2010 was approved.

14. Sale of Energy at the Electricity Sales Chamber – CCEE

The amount of R$41,804 (unaudited) (R$37,952 in 2010 and R$20,165 in 2009) refers to the electricity sold in the short-term market (CCEE), according to note 49.a.

As of 30 September 2010, CEEE-D adjusted its balances included in the Financial Statements according to ANEEL Decision 2.517 of 26 August 2010, as below:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Opening balance	37,952	20,165	19,969
Monetary correction	3,852	17,710	1,148
Receipt	—	77	(2)
Losses	—	—	(950)

Closing balance	41,804	37,952	20,165

15. Compensation Account (“CRC”)

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Current	1.342.073	—	—
Non Current	411.131	1.746.622	1.730.530

	1.753.204	1.746.622	1.730.530

The balance of R$1,753,204 (unaudited) in 2011 (R$1,746,622 in 2010 and R$1,730,530 in 2009) is derived from regular proceedings 93.00.02153-2, whose favorable decision by the Superior Court of Justice (STJ) (RESP 435948-RS) issued in 2005, became final and unappealable in 2009 through the Superior Court of Justice (STF).

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

Notes

In this context, the Concessionaire had an amount receivable of R$1,813,956, definitively recognized by the Court, inherent to the Compensation Account calculated on the base date of December 27, 2011, and of this amount the Concessionaire’s tax liabilities with the Federal Revenue Department of Brazil (RFB) in the amount of R$60,753 were offset directly with the Federal Government, according to the demonstrative table, composed as follows:

27/12/2011 (unaudited)

Amount confirmed in the term of agreement	1,813,957
Liabilities in installments n° 10.637/2007 – Ordinary Installment Program	(36,026)
Declared PIS and COFINS Debts	(24,727)

1,753,204

Accordingly, with respect to the credits of the CRC, R$ 1,753,204 remains due, which will be paid by the Federal Government through the issuance of Treasury Notes, Series B (NTN-B), according to the following characteristics:

I.	Base date: July 15, 2000

II.	Face value on the base date: R$ 1,000.00 (One thousand reais);

III.	Type: registered and negotiable;

IV.	Restatement of the face value: IPCA (Amplified consumer price index) of the previous month;

V.	Remunerative interest 6% p.a.

VI.	Payments of principal and interest:

•	Principal – in a single payment on the due date of the note;

•	Interest – semiannually, on the 15th of May and November, with adjustment of the term in the first period of flow.

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

16. Court deposits

In 2011, the amount of R$105,321 (unaudited) (R$102,075 in 2010 and R$15,959 in 2009) refers to court deposits for labour and civil lawsuits for which there is no likelihood of loss. The remaining court deposits are presented net offsetting the balance for the Provision for Contingent Liabilities to which they relate.

17. Deferred income and social contribution taxes

Deferred income and social contribution taxes, calculated on temporarily non-deductible provisions whose deductibility will occur through effective payment, or through reversal of such provisions.

Income tax is calculated at the rate of 15%, plus a surtax of 10% and social contribution tax is calculated at the rate of 9%.

Notes

a) Calculation base of deferred tax credits

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Provision former public employees (Law 3096/56)	575,174	580,025	593,425
Provision for labor claims	301,654	296,662	307,485
Provision for tax and civil contingencies	135,763	150,715	164,548
Other provisions	1,781	1,586	1,553
Calculation basis	1,014,372	1,028,988	1,067,011
Applicable tax rate (income and social contribution taxes)	34%	34%	34%

Total deferred tax credits on temporary differences	344,886	349,856	362,784

Portion which realization is uncertain	(118,851)	(123,821)	(136,749)

Carrying value	226,035	226,035	226,035

Non Current	226,035	226,035	226,035

Income and social contribution taxes on temporary differences	226,035	226,035	226,035

b) Estimate for the realisation of deferred tax credits

	% of realization	R$
2012	30.76%	69,528
2013	25.84%	58,407
2014	22.13%	50,022
2015	21.27%	48,078

	100.00%	226,035

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

c) Tax credits on income and social contribution tax loss carry forwards

As of 31 December 2011, the Concessionaire had income and social contribution tax losses to offset in the amount of R$501,960 (unaudited) (R$240,093 in 2010). Pursuant to legislation, the limit to offset tax losses is 30% of taxable income of each year.

Notes

18. Concession

Assets related to the concession agreement are segregated between intangible assets, net and financial assets, and are presented as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Concession financial assets	557,313	518,880	470,973
Intangible assets	402,934	440,668	438,660

	960,247	959,548	909,633

Management considers that the concession agreement complies with the conditions for application of Technical Interpretation ICPC 01 – Concession Agreements (IFRIC 12), which include guidelines for concessionaires on how to account for the concessions of public services to private entities.

Only assets exclusively used for concession and included in the Concessionaire’s Regulatory Compensation Basis were considered as affected by ICPC 01 (IFRIC 12). Administrative assets and those for support in general, over which the Concessionaire receives no remuneration are considered part of the “Reference Company” for purposes of Rate Adjustment or Revision remain as property, plant and equipment or intangible assets.

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

Management considers as not practicable to retroactively apply the standard, and the Concessionaire adopted, as at the transition date to ICPC 01 (IFRIC 12), the previous carrying values for financial assets and intangible assets, regardless their previous classifications.

Changes in concession assets, represented by intangible assets and indemnifiable financial assets, are as below:

	Intangible assets	Intangible assets for the concession	Total
Cost
Balance at January 1, 2009	1,240,760	406,749	1,647,509

Construction and renovation services	149,841	—	149,841
Decommissioning / write-off amortisation	(9,353)	(1,222)	(10,575)
Transfer to financial asset	(65,446)	65,446	—

Balance at December 31, 2009	1,315,802	470,973	1,786,775

Construction and renovation services	121,328	—	121,328
Decommissioning / write-off amortisation	(17,191)	(1,393)	(18,584)
Transfer to financial asset	(49,300)	49,300	—

Balance at December 31, 2010	1,370,639	518,880	1,889,519

Construction and renovation services	134,862	—	134,862
Decommissioning / write-off amortisation	(161,025)	(83,312)	(244,337)
Other	(11,671)	—	(11,671)
Transfer to financial asset	(121,745)	121,745	—

Balance at December 31, 2011 (unaudited)	1,211,060	557,313	1,768,373

Notes

	Intangible assets	Intangible assets for the concession	Total
Depreciation
Balance at January 1, 2009	(818,827)	—	(818,827)

Amortisation	(66,495)	—	(66,495)
Decommissioning / write-off amortisation	8,180	—	8,180

Balance at December 31, 2009	(877,142)	—	(877,142)

Amortisation	(68,584)	—	(68,584)
Decommissioning / write-off amortisation	15,755	—	15,755

Balance at December 31, 2010	(929,971)	—	(929,971)

Amortisation	(69,793)	—	(69,793)
Decommissioning / write-off amortisation	10,105	—	10,105
Other	181,533	—	181,533

Balance at December 31, 2011 (unaudited)	(808,126)	—	(808,126)

Book value
Balance at January 1, 2009	421,933	406,749	828,682
Balance at December 31, 2009	438,660	470,973	909,633
Balance at December 31, 2010	440,668	518,880	959,548
Balance at December 31, 2011 (unaudited)	402,934	557,313	960,247

Assets regarding concession agreements are made according to their nature, as follows:

	Scoped-in infrastructure under ICPC 01
	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Lines, networks, substations and associated transmission system – Easement area	2.735	1.897	1.845
Lines, networks, substations and associated transmission system – operating	1.952.457	1.819.565	1.767.768
Others/Provisions write offs	(240.336)
(-) Accumulated depreciation	(1.002.959)	(938.655)	(881.263)
Others/Provisions write offs	181.534
(-) Special liabilities	(105.116)	(105.116)	(100.654)
Accumulated amortisation / Special liabilities	13.299	8.684	4.121
Lines, networks, substations and associated transmission system – in process	178.871	188.464	119.773
(-) Special liabilities – in process	(20.238)	(15.291)	(1.957)

Total	960.248	959.548	909.633

Financial assets	557.313	518.880	470.973

Intangible assets	402.934	440.668	438.660

Total	960.246	959.548	909.633

Notes

18.1. Concession-linked assets

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

18.2. Obligations linked to the public utility concessions of electricity service

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

18.3. Recoverable value of assets for the concession

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

Notes

19. Assets and rights for sale

The amount of R$238 (R$238 in 2010 and R$993 in 2009) refers to the cost value for plots of land and buildings that are not being used by the Concessionaire and that shall be disposed of.

20. Biological Assets

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Opening balance	13,899	13,841	12,617
Increase	2,480	1,783	1,663
Change in fair value	28,448	3,319	4,396
Wood collected and transferred to construction cost	(4,800)	(5,044)	(4,835)

	40,027	13,899	13,841

In 2011, the amount of R$40,027 (unaudited) (R$13,899 in 2010 and R$13,841 in 2009) comprehends expenditure in forest nursery areas for production, wood preservation plants and nurseries for both native and exotic seedlings. The Concessionaire develops the applied technology, implementing exotic forests and studying their ecological actions and interactions in the whole ecological environment. The preserved wood production activities range from the harvest of eucalyptus seed to the manufacture and maintenance of post used in electricity networks.

21. Investments

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Assets from the production of posts	—	16.502	16.574
(-) Accumulated amortisation	—	(11.137)	(10.977)

	—	5.365	5.597

Income property	15.213	15.213	15.213
(-) Accumulated amortisation	(6.024)	(5.448)	(4.873)
Assets for future use	3.635	3.635	3.635

	12.825	13.400	13.975

Balances of other investments as of 31 December 2011	12.825	18.765	19.572

21.1. Production of posts

The amount of R$5,732 (unaudited) (R$5,365 in 2010 and R$5,597 in 2009) comprehends fixture and real estate that are necessary for the maintenance of the post production activity. These are linked to collaterals or pledges in legal claims and tax installments. According to note 34, such collaterals or pledges relate to labour and civil claims. Such assets are not included in the concession, and ANEEL authorized them to be linked to collaterals through Letter No. 835 SFF/ANEEL of 26 October 2001.

21.2. Assets and rights for future use in service under concession and income property

The amount of R$12,824 (R$13,400 in 2010 and R$13,975 in 2009) comprehends real property for future use of the Concessionaire, in the service under concession and to income property.

Notes

22. Property, plant and equipment

	Plots of land	Buildings and improvements	Machinery and equipment	Vehicles	Furniture and fixtures	Construction in progress	ICPC 01 – IFRIC 12 infrastructure	Total

Cost or deemed cost
Balance at 1 January 2009	14.056	70.806	1.595.809	35.255	6.372	73.903	(1.645.505)	150.696
Additions	—	—	—	—	—	158.794	(149.998)	8.796
Write-offs	(1)	(60)	(10.842)	(394)	(146)	—	10.575	(868)
Transfers to property, plant & equipment in service	—	166	95.014	4.603	123	(99.906)	—	—

Balance at 31 December 2009	14.055	70.912	1.679.981	39.464	6.349	132.791	(1.784.928)	158.624

Additions	—	—	—	—	—	126.265	(121.277)	4.988
Write-offs	—	(34)	(19.463)	(754)	(287)	—	18.583	(1.955)
Transfers to property, plant & equipment in service	—	—	73.928	114	689	(74.732)	—	(1)
Other	—	—	—	—	—	665	—	665

Balance at 31 December 2010	14.055	70.878	1.734.446	38.824	6.751	184.989	(1.887.622)	162.321

Additions	—	—	—	—	—	138.318	(134.023)	4.295
Write-offs	—	—	(17.075)	(220)	(443)	—	15.673	(2.065)
Transfers to property, plant & equipment in service	3.318	11.624	1.065	898	185	(1.269)		15.821
Other	—	753	150.268	7	265	(151.294)		(1)

Balance at 31 December 2011 (unaudited)	17.373	83.255	1.868.704	39.509	6.758	170.744	(2.005.972)	180.371

Depreciation and impairment
Balance at 1 January 2009	—	(58.755)	(822.352)	(21.425)	(5.004)	—	818.827	(88.709)
Depreciation in the period	—	(824)	(68.360)	(6.357)	(280)	—	66.495	(9.326)
Write-offs	—	50	8.455	332	138	—	(8.180)	795
Other	—	—	(136)	—	—	—	—	(136)

Balance at 31 December 2009	—	(59.529)	(882.393)	(27.450)	(5.146)	—	877.142	(97.376)

Depreciation in the period	—	(791)	(70.782)	(5.160)	(292)	—	68.584	(8.441)
Write-offs	—	34	16.335	726	272	—	(15.755)	1.612

Balance at 31 December 2010	—	(60.286)	(936.840)	(31.884)	(5.166)	—	929.971	(104.205)

Depreciation in the period	—	(765)	(72.483)	(3.659)	(272)	—	69.794	(7.385)
Write-offs	—	—	11.223	220	414	—	(10.105)	1.752
Other	—	(9.389)	(893)	(869)	(183)	—	—	(11.334)

Balance at 31 December 2011 (unaudited)	—	(70.440)	(998.993)	(36.192)	(5.207)	—	989.660	(121.172)

Book value

At 31 December 2009	14.055	11.383	797.588	12.014	1.203	132.791	(907.786)	61.248

At 31 December 2010	14.055	10.592	797.606	6.940	1.585	184.989	(957.651)	58.116

At 31 December 2011 (unaudited)	17.373	12.815	869.711	3.317	1.551	170.744	(1.016.312)	59.198

Property, plant and equipment for CEEE-D comprises administrative assets and vehicles, as well as furniture and fixtures, which are deducted from the Regulatory Compensation Basis and are in the scope of ICPC 01/IFRIC 12. Those assets are mainly acquired already made and they become operational as soon as the Company receives them. Therefore, for the composition of historic cost, values relating to the Apportionment for Central Management Cost or Interest on Construction in Progress, should they exist, are immaterial. Those Concessionaire’s assets, which do not directly contribute to the cash generation, are recorded at acquisition cost, which is the best estimate of their fair value, according to management.

Notes

23. Intangible assets

	Software	Intangible assets for the concession	Total
Cost
Balance at January 1, 2009	11,592	1,240,760	1,252,352

Acquisitions	797		797
Service concession agreements	—	149,841	149,841
Transfer to financial assets	—	(65,446)	(65,446)
Write-off amortisation	—	(9,353)	(9,353)

Balance at December 31, 2009	12,389	1,315,802	1,328,191

Acquisitions	591	—	591
Service concession agreements	—	121,328	121,328
Transfer to financial assets	—	(49,300)	(49,300)
Write-off amortisation	—	(17,191)	(17,191)
Other	154	—	154

Balance at December 31, 2010	13,134	1,370,639	1,383,773

Acquisitions	18	—	18
Service concession agreements	—	134,862	134,862
Transfer to financial assets	—	(121,745)	(121,745)
Write-off amortisation	11	(161,025)	(161,014)
Other	(15)	(11,671)	(11,686)

Balance at December 31, 2011 (unaudited)	13,148	1,211,060	1,224,208

Amortisation

Balance at January 1, 2009	(2,171)	(818,827)	(820,998)

Amortisation	(120)	(66,495)	(66,615)
Write-offs	—	8,180	8,180

Balance at December 31, 2009	(2,291)	(877,142)	(879,433)

Amortisation	(136)	(68,584)	(68,720)
Write-offs	—	15,755	15,755

Balance at December 31, 2010	(2,427)	(929,971)	(932,398)

Amortisation	(848)	(69,793)	(70,641)
Write-offs	4	10,105	10,109
Other	—	181,533	181,533

Balance at December 31, 2011 (unaudited)	(3,271)	(808,126)	(811,397)

Book value
Balance at January 1, 2009	9,421	421,933	431,354
Balance at December 31, 2009	10,098	438,660	448,758
Balance at December 31, 2010	10,707	440,668	451,375
Balance at December 31, 2011 (unaudited)	9,877	402,934	412,811

Notes

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

The amortisation of intangible assets by the Concessionaire is made under a non straight-line basis, respecting the useful economic life defined by the regulatory agency for each asset included in the infrastructure comprehended by ICPC 01/IFRIC 12. The residual value for each asset over the concession period deadline is allocated as financial asset, given that it shall be recovered through indemnity.

Software

Licences for usage of intellectual property are comprised of expenses incurred with acquisition of licences and other expenses on services in addition to the productive use of software. These items are amortised according to the straight-line method.

24. Rate Revision

According to the Agreement for public service concession of electricity No. 81, which was signed on 25 October 1999 with the Concession Authority, CEEE performed its first RTP – Periodic Rate Revision in October 2004 and the second one in October 2008.

The second RTP was performed according to the criteria and methodologies applicable o the Second Cycle of Rate Revisions for electricity distribution concessionaires, pursuant to the proposal presented in the Public Hearing No. 052/2007, which took place on 5 March 2008.

The Concessionaire had a temporary replacement rate of 2.49%, of which 0.65% was for the rate adjustment and 1.84% for the financial components outside the RTP, effective since 25 October 2008. The methodology and results of the second RTP for CEEE-D are presented in Technical Note No. 315/2008 – SRE/ANEEL of 15 October 2008 and temporarily approved by Authoritative Resolution No. 715 of 21 October 2008 under the following components:

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

Pursuant to Item 212 from Technical Note No. 315/2008-SRE/ANEEL, results shall be adjusted in 2009 due to the definition of methodologies for such variable items, which are submitted to the Public Hearing Process AP/52/2006, whose results were established through ANEEL Regulatory Resolution No. 338 of 25 November 2008, as well as the following Technical Notes:

•	NT 292/2008 – SRE/ANEEL – Methodology for Market Projection Analysis;

•	NT 340/2008 – SRE/ANEEL – Methodology for Calculation of X Factor;

•	NT 342/2008 – SRE/ANEEL – Methodology for Regulatory Treatment of Non-technical Losses of Electricity;

•	NT 343/2008 – SRE/ANEEL – Methodology for Calculation of Operating Costs (Details about the Reference Company Model);

•	NT 346/2008 – SRE/ANEEL – Improvements of Resolution No 234/2006 – Text adjustments

Notes

•	NT 352/2008 – SRE/ANEEL – Improvement of Methodology for the Calculation of X Factor to be applied in the 2nd RTP Cycle (specifically for the evaluation method of projected investments); and

•	NT 547/2008 – SRE/ANEEL – Methodology and General Criteria for definition of the Regulatory Compensation Basis – BRR.

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

a) Annual rate adjustment

In 2006, rates for electricity supply of CEEE-D, pursuant to ANEEL Authoritative Resolution No. 380 of 18 October 2006, were adjusted as from 25 October 2006, on average -0.08%, with 6.96% for the agreement adjustment (economic) and -7.04% for the financial components. The item with the major contribution for the composition of the financial rate was the return of the Extraordinary Rate Adjustment – RTE, amounting to R$113,470 thousand, which was included as -7.13% in the rate. This subject is included in details in Technical Note No. 256/2006-SRE/ANEEL of 6 October 2006.

In 2007, through Authoritative Resolution No. 555 of 23 October, ANEEL approved the rate adjustment in 0.45% to be effective as from 25 October. Because of the rate increase and the termination of the 7.55% reduction in the consumer bills for the last 12 months, low voltage consumers faced an increase of 7.02%, while high voltage clients had a 8.38% increase.

For 2008, temporary results for RTP established by Authoritative Resolution No. 715 of 21 October applied a 2.49% adjustment to rates, of which 0.65% relating to rate adjustment and 1.84% relating to financial components that are not included in RTP. Due to the exclusion of a financial component as -1,40% from the rate basis, which was added to the annual adjustment for 2007, consumers shall notice an average variation of 3.89% for the period from 25 October 2008 to 24 October 2009, as 1.90% for low voltage and 7.45% for high voltage.

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

Notes

Those costs would be recomposed based on the extraordinary rate increase, despite depending on the adoption of the General Agreement for the Electricity Industry proposed by the Federal Government and to the cancellation and waving of legal claims issued against the Regulatory Agency, which were related to the Emergency Program for Reduction of Electricity Consumption – PERCEE and the RTE.

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

The lawsuit issued by the Company claiming the right for those amounts is still under discussion in court.

25. Trade accounts payable

Balances consist of:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Network usage charges	27,650	22,842	23,780
Electricity purchased for resale	107,303	115,128	91,345
Renegotiation of debt – Itaipu (a)	191,330	—	—
Materials and services	62,580	25,847	24,182
Short-term energy – CCEE (See note 49.a)	19,154	22,640	10,100
Contractual withholdings	6,878	5,164	3,028

	414,895	191,621	152,435

(a)	The amount of R$191.330 (unaudited) refers to the Term of Acknowledgment and Renegotiation of Repass Debt of Itaipu entered into with Centrais Elétricas Brasileiras S.A. (Eletrobrás) in October 2011, approved by ANEEL Orger 4178/2011.

26. Payroll – Withholdings

The amount of R$12,536 (unaudited) in 2011 (R$15,009 in 2010 and R$13,905 in 2009) refers to payroll, allocations to third parties (sundry Trade Associations, such as AFCEEE, SENERGISUL, ELETROCEEE), as well as withheld taxes and social contributions.

Notes

27. Taxes and social contributions

Note	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Current

ICMS	22,736	21,264	16,486
INSS	5,897	4,756	4,474
COFINS	21,143	23,809	9,174
PIS / PASEP	4,554	5,169	1,993
FGTS	2,046	1,868	1,798
Instalment payment – ICMS 27.1	435	745	—
Other	1,146	1,097	918

Total	57,957	58,708	34,843

Non-current

Instalment payment – ICMS 27.1	—	435	—

Total	—	435	—

ICMS – Value-Added Tax on Sales and Services;

PIS – Employees’ Profit Participation Program;

COFINS – Social Contribution on Billings;

INSS – National Institute of Social Security – refer to the social contribution for public previdenciary system in Brazil, calculated on payroll;

FGTS – Government Severance Indemnity Fund for Employees – amount deposited by the Company for its employees, calculated on payroll.

27.1. ICMS installment payment

It refers to the installment resulting from the Tax Assessment Notice No. 0013036904, filed by the State Financial Department, due to the undue use of ICMS credits by the tax payer. The Concessionaire had been discussing the matter at the administrative level, and the case proceeded to the court. However, considering the publication of the State Decree No. 47.301 of 18 June 2010, which established the Debt Adjustment Program for ICMS in the State of Rio Grande do Sul – AJUSTAR/RS. In August 2010, the taxpayer decided to enter this contingent in that installment, enjoying the prerogatives inherent to the fee and interest deductions offered by AJUSTAR/RS. The amount due on the adoption date was R$2,118, and discounts earned amounted to R$628, leaving a remaining balance of R$1,490 payable in 24 installments, and which has been repaid in proportion to their maturities. The value of each installment is monthly updated by SELIC rate. Five installments have been already paid.

Notes

28. Loans, Financing and Other Fundings

Balances consist of:

28.a. Loans and financing

	BASIS FOR CONTRACT						PURPOSE	31/12/2011 (unaudited)
								MATURITY TERMS
CREDITOR	INDEX	Average percentage of fixed charges p.a.	INSTALLMENT	MATURITY		GUARANTEE		PRINCIPAL		CHARGES	TOTAL
				Start	End			CURRENT	NON CURRENT
LOCAL CURRENCY

ELETROBRÁS	TJLP	4%	M	30.11.06	30.05.10	01	Investment	—	—	—	—
ELETROBRÁS	RGR	5% a 7,5%	M	30.11.06	31.12.21	01	Investment	73.995	—	321	74.316
BANCO DO BRASIL – LEASING	CDI	4%	M	30.11.06	01.12.11	01	Vehicle leasing	—	—	—	—
BANCO MÁXIMA	IPCA	9,55%	M	30.12.09	25.12.15	02	Investment	26.221	78.184	—	104.405
SANTANDER	CDI/CETIP	1,79%	M	11.12.07	11.12.11	03	Working capital	—	—	—	—
SANTANDER	CDI/CETIP	3,39%	M	23.07.10	23.07.15	03	Working capital	12.739	32.909	—	45.648
CAIXA ECONÔMICA FEDERAL	CDI/CETIP	1,45%	M	16.05.08	16.05.11	03	Working capital	—	—	—	—
CAIXA ECONÔMICA FEDERAL	CDI	3,41%	M	30.07.09	30.07.16	02	Working capital	17.333	41.334	739	59.406
CAIXA ECONÔMICA FEDERAL	CDI	3,04%	M	30.06.10	30.06.14	03	Investment/Working capital	27.084	62.500	1.098	90.682
CONSUMIDORES	—	—	—	—	—	—	Others	3.507	2.376	—	5.883

TOTAL LOCAL CURRENCY								160.879	217.303	2.158	380.340

NET TOTAL LOANS AND FINANCING								160.879	217.303	2.158	380.340

	31/12/2010				31/12/2009
	MATURITY TERMS				MATURITY TERMS
CREDITOR	PRINCIPAL		CHARGES	TOTAL	PRINCIPAL		CHARGES	TOTAL
	CURRENT	NON CURRENT			CURRENT	NON CURRENT
LOCAL CURRENCY

ELETROBRÁS	—	—	—	—	7.932	—	—	7.932
ELETROBRÁS	7.255	62.802	298	70.355	2.054	18.847	—	20.901
BANCO DO BRASIL – LEASING	1.198	—	—	1.198	1.054	976	1	2.031
BANCO MÁXIMA	24.353	97.781	—	122.134	1.750	115.484	—	117.234
SANTANDER	7.500	—	—	7.500	7.500	7.500	—	15.000
SANTANDER	5.308	45.649	—	50.957	—	—	—	—
CAIXA ECONÔMICA FEDERAL	8.333	—	—	8.333	20.000	8.333	—	28.333
CAIXA ECONÔMICA FEDERAL	16.000	57.333	—	73.333	6.667	73.333	—	80.000
CAIXA ECONÔMICA FEDERAL	12.500	87.500	—	100.000	—	—	—	—
CONSUMIDORES	4.533	2.520	—	7.053	3.266	68	—	3.334

TOTAL LOCAL CURRENCY	86.980	353.585	298	440.863	50.223	224.541	1	274.765

NET TOTAL LOANS AND FINANCING	86.980	353.585	298	440.863	50.223	224.541	1	274.765

CODES FOR GUARANTEES AND/OR SURETIES	INSTALLMENT

01 – Proxy to access current account	M – MONTHLY
02 – Percentage of electricity supply rate
03 – Pledge of trade bills receivable
28.b. Other Fundings

	BASIS FOR CONTRACT						PURPOSE	31/12/2011 (unaudited)
								MATURITY TERMS
CREDITOR	INDEX	Average percentage of fixed charges p.a.	INSTALLMENT	MATURITY		GUARANTEE		PRINCIPAL		CHARGES	TOTAL
				Start	End			CURRENT	NON CURRENT
LOCAL CURRENCY

CREDIT ASSIGN. INVESTMENT FUND – FIDC II	CDI	1%	M	03.01.07	10.01.12	02	Investment	1.511	—	—	1.511
CREDIT ASSIGN INVESTMENT FUND – FIDC IV	IPCA	9,88%	M	08.07.09	15.07.15	02	Investment	38.560	77.366	—	115.926

TOTAL OTHER FUNDING								40.071	77.366	—	117.437

CODES FOR GUARANTEES AND/OR SURETIES			INSTALMENT

02 – Percentage of Electricity Supply Rate			M – MENSAL

TOTAL LOANS, FINANCING AND OTHER FUNDING								200.950	294.669	2.158	497.777

	31/12/2010				31/12/2009
	MATURITY TERMS				MATURITY TERMS
CREDITOR	PRINCIPAL		CHARGES	TOTAL	PRINCIPAL		CHARGES	TOTAL
	CURRENT	NON CURRENT			CURRENT	NON CURRENT
LOCAL CURRENCY

CREDIT ASSIGN. INVESTMENT FUND – FIDC II	31.746	427	—	32.173	30.410	27.645	—	58.055
CREDIT ASSIGN INVESTMENT FUND – FIDC IV	27.227	95.330	—	122.557	25.201	102.945	—	128.146

TOTAL OTHER FUNDING	58.973	95.757	—	154.730	55.611	130.590	—	186.201

TOTAL LOANS, FINANCING AND OTHER FUNDING	145.953	449.342	298	595.593	105.834	355.131	1	460.966

Notes

28.c. The Concessionaire structured its funding through a Receivables Investment Fund – FIDC II, initiated in 2006 and managed by Banco Pactual Serviços Financeiros S.A. – DTVM and Fund Receipt Agent of Banco do Estado do Rio Grande do Sul S.A. – BANRISUL; the Risk Rating Agency was Standard & Poor’s, and the Custodian is Banco Itaú S.A. The transaction was backed by distribution receivables (credits from business operations) in the total amount of R$105,300, of which R$100,000 refer to senior quotas (investors) and the balance of R$5,300 to subordinated quotas (borrower). The financial settlement (inflow of funds) occurred in January 2007. Accounts receivable are transferred to the Fund upon billing, up to the limit of the monthly installment.

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

28.d. Maturity of Long-term Portions

Long-term portions of loans and financing mature as follows:

PRINCIPAL
	31/12/2011 (unaudited)	31/12/2010	31/12/2009

2010	—	—	—
2011	—	—	52,942
2012	—	92,861	74,981
2013	43,336	127,769	76,126
2014	128,850	133,234	80,137
2015	89,526	61,022	62,703
2016	3,035	3,231	6,771
2017	4,462	4,567	243
After 2017	25,460	26,658	1,228

	294,669	449,342	355,131

28.e. Breakdown of Debt Balance by Indexing Unit

Breakdown of Debt Balance by Currency/Indexing Unit:

INDEXING UNIT
	31/12/2011 (unaudited)	31/12/2010	31/12/2009

RGR	0.00%	13.98%	5.31%
CDI	46.40%	42.49%	33.17%
IPCA	52.79%	42.98%	61.51%
Other	0.81%	0.56%	0.02%

	100.00%	100.00%	100.00%

Notes

28.f. Finance Leases

The Concessionaire leases most of its vehicles. These assets are classified as finance leases, given that all risks and rewards are transferred to the CEEE-D.

Future lease payments are due as follows:

	Minimum payments of leases	Interest	Present value
As of 31 December 2011 (unaudited)	1,252	4	1,248
Before one year	111	—	111

	1,363	4	1,359

	Minimum payments of leases	Interest	Present value
As of 31 December 2010	977	7	970
Before one year	1,262	3	1,259

	2,239	10	2,229

	Minimum payments of leases	Interest	Present value
As of 31 December 2009	973	12	961
Before one year	977	7	970
More than one and less than five years	1,262	3	1,259

	3,212	22	3,190

The present values of future lease payments are analysed as:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Current liability	—	1,198	1,054
Non current liability	—	1,198	976

	—	1,198	2,031

28.g. Transaction Costs

From the loans listed, the amount of transaction costs incurred with the funding process entered into with Banco Máxima, breaks down as follows:

	Funding year	Transaction cost	TIR
Banco Máxima	2009	2.766	7,57%

The amount of transaction costs to be recognised in income in each following period is as follows:

Banco máxima

2012	382
2013	299
2014	433
2015	839

1,953

Notes

29. Post-employment benefits plan

The Concessionaire sponsors two benefit plants managed by Fundação ELETROCEEE, which are Plano Único (Single Plan) and CEEEPREV. It maintains the mandatory retirement payment to former public employees, as well as payment of supplemental retirement to former employees who retired through retirement incentive programmes.

Balances consist of:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Current

Accounts payable – Retirement incentive programs – CTP	1,600	3,607	5,859
Sponsor’s contribution	5,127	4,379	3,981
ELETROCEEE Foundation Ag1254/95 Employee benefits	20,808	19,723	16,329
Former public employees – State Law 3096/56 – EXA	85,041	80,776	81,512

	112,576	108,485	107,681

Non-current

Accounts payable – Retirement incentive programs – CTP	—	629	3,083
ELETROCEEE Foundation Ag1254/95 Employee benefits	102,690	114,040	123,829
Former public employees – State Law 3096/56 – EXA	490,133	499,249	511,913

	592,823	613,918	638,825

29.a. Accounts payable – Retirement incentive programmes – CTP

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

29.b. Sponsorship payment – ELETROCEEE

Sponsorship Contribution – ELETROCEEE refers to monthly payments made by the Sponsor for Benefit Plants named as Plano Único (Single Plan) and CEEEPREV and Reserve Installment for Amortisation CEEEPREV.

29.b.1. Defined benefit plan

It refers to liabilities with Fundação ELETROCEE for the Defined Benefit Plan named Plano Único.

29.b.2. Defined Contribution Benefit Plan

CEEEPREV Plan was implemented in October 2002 with the migration of 59% of employees from the Plano Único. It was approved by the Supplementary Social Security Agency – SPC in 8 August 2002. For those who have migrated from Plano Único to CEEEPREV Plan the benefits with rights already accumulated in the origin plan as settled were preserved.

Notes

29.b.3. Foundation ELETROCEEE Agreement 1254 – Employee benefits

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

29.b.4. Provision for Retirement Supplement for Former Public Employees – State Law No. 3.096/56

It refers to the Concessionaire’s commitment to former public employees that are now retired and remaining from the old Comissão Estadual de Energia Elétrica (State Commission of Electricity), an agency succeeded by CEEE, established by State Law No. 4.136/61, and later by CEEE-D, registered according to the actuarial calculation.

According to CVM No. 600, dated 07 October 2009, which approved the CPC Pronouncement 33 – Employee benefits (IAS 19), in the following there is information about benefit plans, pension plan commitments and on the accounting policy adopted.

29.c. Accounting policy adopted by the Sponsorship in the recognition of actuarial gains and losses

•

Benefit Plan called Plano Único, Pension Plan CTP and for Former Public Employees – The recognition value for actuarial gains or losses shall correspond to the share of gain or loss exceeding the highest of 10% of Present Value for Actuarial Liability and 10% of Fair Value for Plan assets, according to item 92 of CVM Resolution 600/09.

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

According to prior accounting practices, included in CVC Resolution 371/00, accumulated actuarial losses within the 10-percent limit of present value for the defined benefit liability (corridor) had not been recognised in the Concessionaire’s income (losses). Losses beyond the corridor limit had been recognised in income (losses) during the average remaining life time for those participating in the Benefit Plan. Such procedures were not modified with the new accounting practice established in CPC 33/IAS 19. However, according to the exemption included in CPC 37 R1/IFRS 1 (First-time adoption of IFRS), the Company decided not to recognise in its opening balance sheets (1 January 2009) actuarial gains or losses not registered in liabilities, as an offsetting entry to retained earnings, in shareholders’ equity. The Company decided to keep the aforementioned corridor approach for the recognition in income (loss) of actuarial gains and losses calculated as from the first-time adoption date.

29.d. Description of the base used for determination of expected return rate of Assets from CEEEPREV Plan and Plano Único

The real interest rate considered for the Plan is 5.50% per year (not considering inflation), as defined by the actuarial calculation of the plan as of 31 December 2009. Over the past nine years, the real average annual return rate on the plan assets was 8.47% p.a., but as determined by Brazilian legislation for pension funds, the maximum interest rate for actuarial projections is 6.00% per year plus inflation, so the total interest rate projected for the Plan is 11.71% per year.

For the actuarial evaluation of CEEEPREV Plan and Plano Único, the projected unit credit method was adopted.

Notes

29.e. Reconciliation of assets and liabilities recognised in balance sheet

Based on the result of actuarial valuation conducted under the responsibility of independent actuaries, the Concessionaire recorded a provision for additional contributions to the pension fund. The past service cost of CEEEPREV totalling R$135,510 as of 31 December 2010 (R$ 147,077 in 2010 and R$160,665 in 2009) is being recognised in CEEE-D in the remaining service time of employees, estimated at 11 years, according to item 96 of CVM Resolution 600/09.

Reconciliation of assets and liabilities recognised in the balance sheet is as below:

RECONCILIATION OF PRESENT VALUE OF ACTUARIAL OBLIGATION	31/12/2011 (unaudited)					31/12/2010					31/12/2009
	Unico Plan	CTP	EXA	CEEEPREV BD	Total	Unico Plan	CTP	EXA	CEEEPREV BD	Total	Unico Plan	CTP	EXA	CEEEPREV BD	Total
Present Value of Actuarial Obligation at beginning of year	(863.295)	(4.590)	(663.939)	(802.979)	(2.334.803)	(792.432)	(9.520)	(665.001)	(719.826)	(2.186.779)	(791.423)	(17.174)	(666.254)	(833.135)	(2.307.986)
Cost of current service	(818)	—	—	(11.918)	(12.736)	(678)	—	—	(11.309)	(11.987)	(652)	—	—	(10.705)	(11.357)
Cost of interest	(97.286)	(373)	(72.069)	(92.760)	(262.488)	(91.659)	(632)	(73.890)	(18.432)	(184.613)	(104.373)	(1.514)	(84.940)	7.892	(182.935)
Actuarial Gain/Loss	(77.573)	(155)	(40.362)	14.884	(103.206)	(40.665)	224	(17.415)	(95.422)	(153.278)	52.458	1.139	(4.950)	76.354	125.001
Benefits paid	72.771	3.009	94.440	44.275	214.495	62.139	5.338	92.366	42.010	201.853	51.558	8.029	91.143	39.768	190.498

Present Value of Actuarial Obligation at end of year	(966.201)	(2.109)	(681.930)	(848.498)	(2.498.738)	(863.295)	(4.590)	(663.940)	(802.979)	(2.334.804)	(792.432)	(9.520)	(665.001)	(719.826)	(2.186.779)

Present Value of Portion of CEEEPREV CD (Defined Contribution)	—	—	—	(123.440)	(123.440)	—	—	—	(100.350)	(100.350)	—	—	—	(76.355)	(76.355)

Present Value of Actuarial Obligation at end of year	(966.201)	(2.109)	(681.930)	(971.938)	(2.622.178)	(863.295)	(4.590)	(663.940)	(903.329)	(2.435.154)	(792.432)	(9.520)	(665.001)	(796.181)	(2.263.134)

ANALYSIS OF ACTUARIAL OBLIGATION	2011					2010					2010
	Unico Plan	CTP	EXA	CEEEPREV BD	Total	Unico Plan	CTP	EXA	CEEEPREV BD	Total	Unico Plan	CTP	EXA	CEEEPREV BD	Total
Portion of present value of actuarial obligation with coverage	(780.274)	—	—	(848.498)	(1.628.772)	(688.013)	—	—	(724.427)	(1.412.440)	(686.002)	—	—	(579.596)	(1.265.598)
Portion of present value of actuarial obligation without coverage	(185.927)	(2.109)	(681.930)	—	(869.966)	(175.282)	(4.590)	(663.940)	(78.552)	(922.364)	(106.430)	(9.520)	(665.001)	(140.231)	(921.182)

Total present value of actuarial obligation at end of year	(966.201)	(2.109)	(681.930)	(848.498)	(2.498.738)	(863.295)	(4.590)	(663.940)	(802.979)	(2.334.804)	(792.432)	(9.520)	(665.001)	(719.827)	(2.186.780)

Status of the plan	Parcially Covered	No Cover	No Cover	Totally Covered		Parcially Covered	No Cover	No Cover	Totally Covered		Parcially Covered	No Cover	No Cover	Totally Covered
RECONCILIATION OF BALANCES OF FAIR VALUE OF ASSETS	31/12/2011 (unaudited)					31/12/2010					31/12/2009
	Unico Plan	CTP	EXA	CEEEPREV BD	Total	Unico Plan	CTP	EXA	CEEEPREV BD	Total	Unico Plan	CTP	EXA	CEEEPREV BD	Total
Fair Value of the plan’s assets at beginning of year	688.013	—	—	724.427	1.412.440	686.002	—	—	579.597	1.265.599	825.605	—	—	591.221	1.416.826
Expected return on the plan’s assets	78.873	—	—	42.467	121.340	80.974	—	—	—	80.974	111.077	—	—	(974)	110.103
Actuarial Gain/Loss	47.882	—	—	136.878	184.760	(51.397)	—	—	138.681	87.284	(232.065)	—	—	(19.138)	(251.203)
Employer’s Contribution	38.277	3.009	94.440	36.779	172.505	33.371	5.338	92.366	42.505	173.580	31.488	8.029	91.144	42.902	173.563
Participants’ Contribution	—	—	—	5.959	5.959	1.201	—	—	5.654	6.855	1.455	—	—	5.353	6.808
Benefits paid	(72.771)	(3.009)	(94.440)	(44.274)	(214.494)	(62.139)	(5.338)	(92.366)	(42.010)	(201.853)	(51.558)	(8.029)	(91.144)	(39.767)	(190.498)

Fair value of the plan’s assets at end of year	780.274	—	—	902.236	1.682.510	688.012	—	—	724.427	1.412.439	686.002	—	—	579.597	1.265.599

Notes

RECONCILIATION OF ASSETS AND LIABILITIES RECOGNISED IN THE BALANCE SHEET	31/12/2011 (unaudited)					31/12/2010					31/12/2009
	Unico Plan	CTP	EXA	CEEEPREV BD	Total	Único Plan	CTP	EXA	CEEEPREV BD	Total	Unico Plan	CTP	EXA	CEEEPREV BD	Total
Present value of the actuarial obligation without coverage/ (surplus)	185.927	2.109	681.930	(53.738)	816.228	175.282	4.590	663.940	78.552	922.364	106.430	9.520	665.001	140.231	921.182
Amount not recognized as assets/ (liabilities)	(92.963)	—	—	—	(92.963)	(87.641)	—	—	—	(87.641)	(53.215)	—	—	—	(53.215)
Cost of past service not recorded	—	—	—	(133.510)	(133.510)	—	—	—	(147.088)	(147.088)	—	—	—	(160.665)	(160.665)
Actuarial gain/loss not recognized	(77.148)	(509)	(106.756)	195.022	10.609	(147.230)	(354)	(83.915)	43.259	(188.240)	(140.924)	(578)	(71.576)	—	(213.078)

Actuarial Liability	15.816	1.600	575.174	7.774	600.364	(59.589)	4.236	580.025	(25.277)	499.395	(87.709)	8.942	593.425	(20.434)	494.224

Adjustment of actuarial liability	55.652	—	—	49.383	105.035	136.793	—	—	86.215	223.008	168.173	—	—	84.109	252.282

Liability recognized by sponsor	71.468	1.600	575.174	57.157	705.399	77.204	4.236	580.025	60.938	722.403	80.464	8.942	593.425	63.675	746.506

(*)        The adjustment of the actuarial liability refers to the complement on the amount presented in the actuarial valuation, aiming at including at least the liability assume by the Company through ELETROCEEE contract SF 1254/95 and the Sponsor’s Contribution, in accordance with note 24.5.

CHANGES IN NET LIABILITIES/(ASSETS) RECOGNISED IN THE BALANCE SHEET	31/12/2011 (unaudited)					31/12/2010					31/12/2009
	Unico Plan	CTP	EXA	CEEEPREV BD	Total	Unico Plan	CTP	EXA	CEEEPREV BD	Total	Unico Plan	CTP	EXA	CEEEPREV BD	Total
(Liabilities) assets recognized at beginning of year	59.590	(4.236)	(580.024)	25.276	(499.394)	87.709	(8.942)	(593.425)	20.435	(494.223)	(21.592)	(11.965)	(569.255)	(10.455)	(613.267)
Payments for the plan net of administration	38.277	3.009	94.440	36.779	172.505	33.372	5.338	92.367	42.505	173.582	31.488	8.029	91.144	42.902	173.563
Provision for benefit plans and other post employment benefits	(113.682)	(373)	(89.590)	(69.829)	(273.474)	(61.493)	(631)	(78.966)	(37.664)	(178.754)	77.813	(5.006)	(115.314)	(12.012)	(54.519)

(Liabilities) Assets recognized at end of year	(15.815)	(1.600)	(575.174)	(7.774)	(600.363)	59.588	(4.235)	(580.024)	25.276	(499.395)	87.709	(8.942)	(593.425)	20.435	(494.223)

BREAKDOWN OF EXPENSES FOR THE YEAR	2011 – Real (unaudited)					2012 – Estimate					2012 – Estimate
	Unico Plan	CTP	EXA	CEEEPREV BD	Total	Unico Plan	CTP	EXA	CEEEPREV BD	Total	Unico Plan	CTP	EXA	CEEEPREV BD	Total
Cost of current service	(409)	—	—	(11.918)	(12.327)	(418)	—	—	(12.561)	(12.979)	(409)	—	—	(11.918)	(12.327)
Participants’ contributions	—	—	—	5.959	5.959	—	—	—	5.945	5.945	—	—	—	5.959	5.959
Cost of interest	(48.643)	(373)	(72.069)	(92.760)	(213.845)	(51.897)	(148)	(68.718)	(93.612)	(214.375)	(48.643)	(373)	(72.069)	(92.760)	(213.845)
Expected return on the plan’s assets	39.437	—	—	42.467	81.904	42.639	—	—	50.442	93.081	39.437	—	—	42.467	81.904
Amortization of actuarial (gains) / losses	(104.066)	—	(17.521)	—	(121.587)	(28.838)	(298)	(38.563)	6.013	(61.686)	(104.066)	—	(17.521)	—	(121.587)
Amortization of past services	—	—	—	(13.577)	(13.577)	—	—	—	(13.577)	(13.577)	—	—	—	(13.577)	(13.577)

Total expenses for the year	(113.681)	(373)	(89.590)	(69.829)	(273.473)	(38.514)	(446)	(107.281)	(57.350)	(203.591)	(113.681)	(373)	(89.590)	(69.829)	(273.473)

Administration of the plan	—	—	—	—	—	—	—	—	(1.239)	(1.239)	—	—	—	(1.122)	(1.122)
Portion of CEEEPREV CD (Defined Contribution)	—	—	—	—	—	—	—	—	(10.270)	(10.270)	—	—	—	(9.307)	(9.307)

Total (expenses) / income in the year	(113.681)	(373)	(89.590)	(69.829)	(273.473)	(38.514)	(446)	(107.281)	(68.859)	(215.100)	(113.681)	(373)	(89.590)	(80.258)	(215.100)

Amount of payments expected by the Company in the following year
Normal	—	—	—	—	—	18.297	3.171	99.531	12.082	133.081	14.209	5.626	97.345	10.950	128.130
Extraordinary	—	—	—	—	—	22.043	—	—	26.603	48.646	20.961	—	—	27.595	48.556
Administration	—	—	—	—	—	—	—	—	1.239	1.239	—	—	—	1.123	1.123

Total expected payments	—	—	—	—	—	40.340	3.171	99.531	39.924	182.966	35.170	5.626	97.345	39.668	182.966

Notes

29.e. Reconciliation of Assets and Liabilities Recognised In Balance Sheet (continued)

	Unico Plan				CEEEPREV BD
Amounts of:	2008	2009	2010	2011 (unaudited)	2008	2009	2010	2011 (unaudited)
Present value of the plan’s actuarial obligation	791.423	792.432	863.295	966.201	775.918	719.826	802.979	848.498
Fair value of the plan’s assets	825.605	686.002	688.013	780.274	591.221	579.598	724.427	902.236
Technical surplus / (deficit) of the plan	34.182	-106.430	-175.282	-185.927	-184.697	-140.230	-78.552	53.738
Resulting adjustments from experience
Percentage gains / (losses) of the plan’s liabilities	-6,8%	6,6%	-4,7%	-8,0%	3,4%	10,6%	-11,9%	1,8%
Percentage gains / (losses) of the plan’s assets	12,9%	-33,8%	-7,5%	6,1%	-39,8%	-3,3%	19,1%	15,2%

	EXA				CTP
Amounts of:	2008	2009	2010	2011 (unaudited)	2008	2009	2010	2011 (unaudited)
Present value of the plan’s actuarial obligation	666.254	665.001	663.939	681.930	17.174	9.520	4.590	2.109
Technical surplus / (deficit) of the plan	-666.254	-665.001	-663.939	-681.930	-17.174	-9.520	-4.590	-2
Resulting adjustment from experience
Percentage gains / (losses) from the plan’s liabilities	-4,8%	-0,7%	-2,6%	-5,9%	-16,4%	12,0%	4,9%	-7,4%

Notes

CATEGORIES OF PLAN ASSETS		2011 (unaudited)
	Single Plan	CEEEPREV
Government Bonds	39.58%	38.84%
Private credits and deposits – other companies	16.86%	1.67%
Private credits and deposits – supporters	1.70%	16.54%
Variable income – other companies	17.59%	17.26%
Investment funds	21.23%	20.83%
Investment / Deposits in court	0.01%	0.01%
Investment properties	1.01%	0.99%
Loans and financing	2.02%	3.86%

Total as a percentage of plan assets	100.00%	100.00%

ANNUAL RETURN ON ASSETS		2011 (unaudited)
	Single Plan	CEEEPREV
Actual annual return on plan assets	11.19%	11.19%

AMOUNT INCLUDED IN THE FAIR VALUE OF PLAN ASSETS	2011
	Single Plan
In the company’s financial instruments	0.15%	0.00%
In properties or assets used by the company	0.00%	0.14%

29.f. Actuarial premises and assumptions adopted for calculation (*)

ACTUARIAL ASSUMPTIONS ADOPTED	Single Plan	CTP	EXA	CEEEPREV BD
Discount rate for actuarial liability	5.50%	6.00%	6.00%	6.00%
Total interest rate of return on investments	11.19%	11.71%	11.71%	11.71%
Salary growth	5.39%	5.39%	5.39%	5.39%
General mortality table	AT-83	AT-83	AT-83	AT-83
Mortality table of disabled people	AT-49	—	—	AT-49
Table of entry into disability	Light-Average	—	—	Light-Average
Turnover	Null	—	—	Null
Retirement age – Normal Retirement	—	—	—	60 years
Retirement Age – Settled Benefit	55 years*	—	—	55 years*
Inflation Rate	5.39%	5.39%	5.39%	5.39%

*	The professional should retire by the INSS
(*)	Unaudited

30. Estimated Liabilities

Balances consist of:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Provision for vacation pay, year-end bonus, bonuses and social charge	29,458	32,588	21,270
Attendance Award	178	271	270

Total	29.636	32.859	21.540

Notes

31. Consumer Charges to be Collected

Balances consist of:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Global Reversion Reserve – RGR	2,395	911	1,255
Fuel Consumption Account – CCC	9,720	17,484	1,426
Energy development account – CDE quotas	6,570	5,974	5,696
Debit Renegotiation – CCC	79,040	0	0
Debit Renegotiation – CDE	63,537	0	0

Total	161,262	24.369	8,377

31.a. Global Reversion Reserve – RGR

Created through law No. 8.631 of 4 March 1993, with the purpose of providing funds for the reversion, takeover, expansion, and improvement of electricity public services.

31.b. Fuel Consumption Account – CCC

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

31.c. Energy development account – CDE quotas

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

32. Provisions for contingencies

Provisions and accounts payable recognised as contingent liabilities, net of the corresponding court deposits, breakdown as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Current
Provision for labor claims	125,333	110,262	87,245
Provision for civil contingencies	49,374	72,218	60,492

Total	174,707	182,480	147,737

Non-current
Provision for labor claims	176,321	186,400	220,240
Provision for civil contingencies	86,331	78,439	103,998
Accounts payable for civil contingencies	6,339	6,650	6,781
Provision for tax contingencies	58	58	58
(-) Deposits in court – Labor claims and civil contingencies	(60,892)	(28,144)	(96,086)

Total	208,157	243,403	234,991

	382,864	425,883	382,728

Notes

	Labor	Civil	Tax	Total
Opening balance as of 01/01/2009	247,078	136,332	3,445	386,855

(+) New inputs	55,047	56,439	—	111,486
(-) Payments	(61,409)	(29,964)	—	(91,373)
(-) Reverted amounts	(38,400)	(37,429)	(3,387)	(79,216)
(+) Monetary correction	39,553	19,778	—	59,331
(-) Deposited amounts	(3,833)	4,567	—	734
(-) Correction of deposits	(3,720)	(1,369)	—	(5,089)

(=) Closing balance as of 31/12/2009	234,316	148,354	58	382,728

(+) New inputs	68,738	74,009	—	142,747
(-) Payments	(68,915)	(42,828)	—	(111,743)
(-) Reverted amounts	(49,399)	(67,705)	—	(117,104)
(+) Monetary correction	38,755	22,563	—	61,318
(-) Deposited amounts	47,710	16,307	—	64,017
(-) Correction of deposits	4,382	(462)	—	3,920

(=) Closing balance as of 31/12/2010	275,587	150,238	58	425,883

(+) New inputs	102,115	30,381	—	132,496
(-) Payments	(82,939)	(32,587)	—	(115,526)
(-) Reverted amounts	(51,578)	(33,371)	—	(84,949)
(+) Monetary correction	37,393	20,313	—	57,706
(-) Deposited amounts	(47,615)	(6,951)	—	(54,566)
(-) Correction of deposits	15,497	6,323	—	21,820

(=) Closing balance as of 31/12/2011 (unaudited)	248,460	134,346	58	382,864

32.a. Provision for Labour Contingencies

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

32.b. Provision for civil contingencies

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

32.c. Provision for tax contingencies

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

Notes

33. Research and Development Program and Energy Efficiency Program

Balance breakdown is as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Current

PEE Funds	56,056	41,728	40,948
P&D Funds	41,148	35,511	29,670
FNDCT Funds	629	594	557
MME Funds	314	297	278

Total	98,183	36.444	71.453

Non-current

PEE Funds	9,376	9,977	8,517
P&D Funds	3,751	3,597	3,409

Total	13,127	13,574	11,926

PEE and P&D are investment programmes established by ANEEL that are calculated based on the net operating revenue of the companies, which result in direct benefits and savings to the consumer, by means of actions implemented in the facilities of the consumer unit.

To the Energy Efficiency Program – PEE and the Research and Development – P&D, the Concessionaire allocates annually 1% of net operating revenue, 0.50% to P&D and 0.50% to PEE.

From the amounts allocated to P&D, 40% are invested in Research and Development projects, 40% are transferred to the National Fund for Science and Technology Development – FNDCT, and 20% to the Ministry of Mining and Energy – MME.

The balance of liabilities from these programmes is as follows:

	PEE			P&D
	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Current

PEE	36,313	27.664	21.093	26,504	—	—
P&D	—	—	—	—	24.740	21.910
Monetary restatement of the pending balance	19,743	14.064	19.855	14,644	10.771	7.760

Total	56,056	41.728	40.948	41,148	35.511	29.670

Noncurrent

PEE	8,965	8.648	8.217	—	—	—
P&D	—	—	—	3,586	3.459	3.287
Monetary restatement of the pending balance	411	1.329	300	165	138	122

Total	9,376	9.977	8.517	3,751	3.597	3.409

Notes

34. Other liabilities

Balance breakdown is as follows:

	Reference	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Current

Emergency Capacity Charge		1,606	1,610	1,628
Contribution to fund the Public Lighting Service – CIP		4,540	4,139	3,878
Profit Sharing Program – PPR		5,936	5,228	5,228
Provision for notice of infraction	a	73,025	5,446	20,660
Book entry	b	—	1,997	2,105
Consumers	c	15,618	15,669	9,291
Purchase of ICMS credits		255	—	—
Former isolated charges		866	—	—
Renegotation PROINFA	f	32,063	—	—
Court Agreement	d	4,490	—	4,200
Other creditors		34,547	9,968	5,908

Total		172,946	44,057	52,898

Non-current

Loan agreement	e	—	—	37,980
Attendance Award		1,603	1,586	1,553
Provision for notice of infraction	a	—	35,903	5,609
Court Agreement	d	12,409	—	—
Other creditors		2,088	2,088	2,339

Total		16,100	39,577	47,481

a. Provision for Notice of Violation

The amount of R$73,025 (unaudited) in 2011 (R$5,446 in 2010 and R$20,660 in 2009) in current liabilities refers to Notice of Violation No. 04/2005 dealing with the imposition of a penalty to Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D for indemnity claims for damages caused to electrical equipment caused by disturbances in the electrical system. The amount of R$35,903 (R$5,609 as of 31 December 2009) recorded in Noncurrent Liabilities mainly refers to Notices of Violation for the non-compliance of the Concessionaire with continuity indicators DEC (Duration) and FEC (Frequency) (2006, 2007 and 2008).

b. Book Entry

The amount of R$1,997 in 2010 (R$2,105 as of 31 December 2009) consists of the balances of contracts that rule the sharing of IT and Telecommunications activities between Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D and Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT.

c. Consumers

The amount of R$15,618 (unaudited) in 2011 (R$15,669 in 2010 and R$9,291 in 2009) refers to credits owned to consumers referring to payments in duplicate or overbilling.

d. Court Agreement

The amount of R$4,490 unaudited) in 2011 (R$4,200 in 2009) in current liabilities and the amount of R$12,409 in 2011 (unaudited) in non-current liabilities, refers to a court agreement entered into by Companhia Estadual de Distribuição de Energia Elétrica- CEEE-D and Ivaí Engenharia de Obras S.A.

e. Loan agreement

On 29 October 2008, through Decision No. 3.984, ANEEL authorized the loan agreement entered into between CEEE-GT (lender) and CEEE-D (borrower) amounting to R$50,000, to be repaid in 12 monthly installments as from August 2009 and bearing interest at CDI. The loan agreement between the parties was entered into on 31 January 2009 and the amount made available on 12 March 2009.

Notes

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

f. Debt renegotiation – PROINFA

The amount of R$32,063 (unaudited) in 2011, refers to the Term of Acknowledgment and Renegotiation of Debt with the quotas of the Incentives Programam for Alternative Power Sources (PROINFA) entered into with Centrais Elétricas Brasileiras S.A. (Eletrobrás) in October 2011, approved by ANEEL Order 4178/2011.

35. Reimbursements to customers

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Authoritative Resolution 715/2008	—	—	—
Authoritative Resolution 895/2009	—	—	24,578
Authoritative Resolution 1074/2010	—	59,514	—

Total	—	59,514	24,578

In October 2010, with the pronouncement of ANEEL through Technical Note No. 318/2010-SRE/ANEEL of 8 October 2010, the liabilities amount of 2010 was approved.

36. Shareholders’ equity

36.a. Share capital

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

	31/12/2011 (unaudited)
	Common		Preferred		Total
	Number	%	Number	%	Number	%
CEEE-PAR	255,232,851	67.04%	43,495	0.67%	255,276,346	65.92%
ELETROBRÁS	122,681,434	32.23%	3,505,584	53.43%	126,187,018	32.59%
Municipalities	1,323,371	0.35%	2,030,636	30.95%	3,354,007	0.87%
BM&Fbovespa SA	1,404,768	0.37%	912,976	13.92%	2,317,744	0.60%
Other	26,846	0.01%	67,867	1.04%	94,713	0.02%

	380,669,270	100.00%	6,560,558	100.00%	387,229,828	100.00%

Notes

	31/12/2010
	Common		Preferred		Total
	Number	%	Number	%	Number	%
CEEE-PAR	255,232,851	67.04%	43,495	0.67%	255,276,346	65.92%
ELETROBRÁS	122,681,434	32.23%	3,505,584	53.43%	126,187,018	32.59%
Municipalities	1,327,238	0.35%	2,036,684	31.04%	3,363,922	0.87%
BM&Fbovespa SA	1,400,904	0.37%	906,932	13.82%	2,307,836	0.60%
Other	26,843	0.01%	67,863	1.04%	94,706	0.02%

	380,669,270	100.00%	6,560,558	100.00%	387,229,828	100.00%

	31/12/2009
	Common		Preferred		Total
	Number	%	Number	%	Number	%
CEEE-PAR	255,232,851	67.04%	43,495	0.67%	255,276,346	65.92%
ELETROBRÁS	122,681,434	32.23%	3,505,584	53.43%	126,187,018	32.59%
Municipalities	1,327,238	0.35%	2,036,684	31.04%	3,363,922	0.87%
BM&FBovespa SA	1,400,335	0.37%	906,413	13.82%	2,306,748	0.60%
Other	27,412	0.01%	68,382	1.04%	95,794	0.02%

	380,669,270	100.00%	6,560,558	100.00%	387,229,828	100.00%

36.b. Tax incentive reserve

The Concessionaire’s management recorded the Tax Incentive Reserve in compliance with article 195 and article 195 – A of Law 6404/76, in the amount of R$ 1,592,060 corresponding to the Compensation Account (“CRC”) posted in the results for 2009 amounting to R$ 1,730,530, and later transferred to the Tax Incentive Reserve up to the limit of the net income for the year.

Considering that the reserve recorded is less than the subsidies recorded in the results for the years ended December 31, 2011, 2010 and 2009 in the amounts of R$67,334 (unaudited), R$16,092 and R$138,470, respectively, it should be complemented from the future results up to the amount of R$ 1,813,957, as required by paragraph 3 of article 18 of Law 11941 of May 27, 2009.

37. Earnings per share

The numerator used to calculate basic and diluted earnings per share was net income after taxes.

Balance breakdown is as follows:

37.a. Basic

	31/12/2011 (unaudited)
	Common	Preferred	Total
Basic numerator
Net Income/ Loss	(199,455)	(3,437)	(202,892)
Basic denominated
Average shares	380,669,270	6,560,558	387,229,828

Basic earnings/ losses per share – R$	(0,52)	(0,52)	(0,52)

	31/12/2010
	Common	Preferred	Total
Basic numerator
Net Income/ Loss	(191,435)	(3,299)	(194,734)
Basic denominated
Average shares	380,669,270	6,560,558	387,229,828

Basic earnings/ losses per share – R$	(0,50)	(0,50)	(0,50)

Notes

	31/12/2009
	Common	Preferred	Total
Basic numerator
Net Income/ Loss	1,571,698	27,087	1,598,785
Basic denominated
Average shares	380,669,270	6,560,558	387,229,828

Basic earnings/ losses per share – R$	4,13	4,13	4,13

37.b. Diluted

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Diluted numerator
Income/ loss for common shares	(199,455)	(191,435)	1,571,698
Income/ loss for preferred shares	(3,437)	(3,299)	27,087

	(202,892)	(194,734)	1,598,785

Diluted denominated
Common shares	380,669,270	380,669,270	380,669,270
Preferred shares	6,560,558	6,560,558	6,560,558

	387,229,828	387,229,828	387,229,828

Diluted earnings/ losses per share – R$	(0,52)	(0,50)	4,13

38. Net Revenue

Net Revenue breakdowns as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Gross Revenue
Electricity sold to final consumers	1,095,995	1,043,176	983,320
Electricity supply	471	0	0
Availability of the distribution system	1,738,006	1,522,526	1,424,236
Short-term electricity	286	8,210	920
Construction revenue	134,862	121,328	149,841
Other operating revenue	60,218	7,187	61,354

	3,029,838	27,02,427	2,619,671

Deduction from revenue
ICMS	(631.621)	(571.487)	(541)
PASEP e COFINS	(147.699)	(127.150)	(119)
RGR quota	(10.741)	(7.837)	(14)
Other charges	(7.646)	(7.054)	(962)
Consumer charges – P&D / MME / FNDCT / PEE	(17.931)	(17.298)	(16)
Subventions CCC	(106.860)	(78.376)	(59)
Energy development account – CDE	(78.839)	(71.686)	(68)

	(1.001.337)	(880.888)	(819,023)

Net Revenue	2.028.501	1.821.539	1,800,648

Notes

38.a. Electricity sold to final consumers

Balance breakdown is as follows:

	Number of consumers (*)			Supply MWh (*)
	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Residential	1,264,076	1,246,791	1,223,506	2,601,952	2,314,466	2,432,406
Industrial	12,376	12,444	11,865	1,633,606	1,690,331	1,414,721
Commercial	133,628	116,753	113,445	2,113,166	2,009,606	1,862,154
Rural	82,722	82,209	81,760	544,716	605,637	494,883
Public sector	6,918	6,754	6,586	294,069	279,306	277,707
Other	10	918	902	906,419	477,624	428,673

	1,499,720	1,465,869	1,438,064	8,093,928	7,376,970	6,910,544

	Supply (R$)			Availability of the distribution system (R$)
	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Residential	391,499	375,646	364,189	753,866	682,917	642,475
Industrial	232,380	224,252	203,165	211,671	186,587	164,242
Commercial	331,764	308,786	301,079	518,663	432,756	406,661
Rural	45,422	42,963	38,492	67,772	59,286	55,051
Public sector	41,171	39,105	39,025	70,817	62,257	61,545
Other	53,759	52,424	37,370	115,218	98,709	94,262

	1,095,995	1,043,176	983,320	1,738,007	1,522,526	1,424,236

(*)	Data not subject to the examination of the independent auditor.

The caption Other mainly refers to the supply and availability of the distribution system to Public Service and Public Lighting.

38.b Improvements and Construction Work Services

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

Amounts of improvements and construction work services:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Construction services and improvements	139,810	139,122	148,932
(-) Addition special obligations	(4,948)	(17,794)	90

	134,862	121,328	149,022

Notes

39. Cost of electricity

The balances are composed of:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Electric power purchased for resale	940,047	898,217	848,196
Charge for use of the network	229,816	207,808	209,288

	1.169,863	1.106,025	1.057,484

39.a. Electricity Purchased for Resale

Balance breakdown is as follows:

SUPPLY – MWh (*)	31/12/2011 (unaudited)	31/12/2010	31/12/2009

AES Uruguaiana	—	—	162,790
Itaipu	1,841,912	1,867,455	1,968,354
CGTEE	175,260	326,809	572,857
ENERCAN	209,499	209,685	210,432
CHESF	866,336	832,163	756,685
Energy sale at CCEE	337,896	451,927	814,996
COPEL	300,294	290,182	290,182
CERAN	465,161	465,161	454,644
CESP	376,991	376,991	331,593
ELETRONORTE	562,983	562,532	364,777
DUKE PARANAPANEMA	116,781	116,781	116,781
FURNAS	1,030,149	1,030,542	949,355
PROINFA	196,527	201,564	177,783
Other	907,595	847,220	890,140

	7,387,384	7,579,012	8,061,369

SUPPLY – R$	31/12/2011 (unaudited)	31/12/2010	31/12/2009

AES Uruguaiana	—	—	22,846
Itaipu	156,202	173,966	200,608
CGTEE	33,946	32,742	45,624
ENERCAN	25,651	24,467	24,350
CHESF	70,737	64,020	54,081
Energy sale at CCEE	171,847	160,392	119,644
COPEL	25,097	23,309	22,327
CERAN	74,919	69,589	66,994
CESP	36,139	34,338	27,015
ELETRONORTE	53,237	51,144	30,194
DUKE PARANAPANEMA	10,802	10,264	9,832
FURNAS	86,811	88,895	74,620
PROINFA	33,354	34,892	30,460
Other	161,305	130,199	119,601

	940,047	898,217	848,196

Notes

40. Operating Costs and Expenses per Nature

Balance breakdown is as follows:

COSTS OF OPERATION AND OPERATING EXPENSES	COST OF OPERATION			SALES EXPENSES			GENERAL AND ADMINISTRATIVE EXPENSES			OTHER OPERATING EXPENSES			TOTAL
	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Personnel and Management
Remuneration and charges	157.851	139.119	106.356	—	—	—	56.061	53.799	40.847	9.394	3.268	7.714	223.306	196.186	154.917
Clause 25	—	—	—	—	—	—	—	—	—	373	688	5.006	373	688	5.006
Fundação ELETROCEEE – Active and Supplemented	25.850	25.639	30.489	—	—	—	—	—	—	5.832	5.749	4.341	31.682	31.388	34.830
INSS – Employer	55.487	52.827	39.003	—	—	—	—	—	—	162	29	52	55.649	52.856	39.055
Directors (see Note 43.c)	—	27	75	—	—	—	501	801	457	317	13	—	818	841	532

Subtotal Personnel / Directors	239.188	217.612	175.923	—	—	—	56.562	54.600	41.304	16.078	9.747	17.113	311.828	281.959	234.340
Empr. Fund. ELETROCEEE – SF 1254 (see Note 28.b.3)	19.454	19.897	18.865	—	—	—	—	—	—	—	—	—	19.454	19.897	18.865

Total Personnel / Directors	258.642	237.509	194.788	—	—	—	56.562	54.600	41.304	16.078	9.747	17.113	331.282	301.856	253.205

Material	16.408	20.582	14.761	—	—	—	1.055	1.366	1.105	2	13	148	17.465	21.961	16.014
Third party services	70.103	75.542	57.798	11.008	10.584	9.725	9.414	9.762	11.407	8.112	11.215	9.866	98.637	107.103	88.796
Inspection Fee – ANEEL	—	—	—	—	—	—	—	—	—	4.159	3.837	3.453	4.159	3.837	3.453
Depreciation and amortization	5.391	6.834	7.874	—	—	—	2.854	1.743	1.572	575	575	575	8.820	9.152	10.021
Cost of construction	134.862	121.328	149.841	—	—	—	—	—	—	—	—	—	134.862	121.328	149.841
Amortization of Concession’s Intangible assets	71.360	70.020	67.668	—	—	—	—	—	—	—	—	—	71.360	70.020	67.668
Donations, contributions and subsidies	—	—	—	—	—	—	—	—	—	22	74	24	22	74	24
Leasing and rentals	4.033	3.732	904	—	—	—	(97)	(257)	(255)	423	1.141	1.134	4.359	4.616	1.783
Insurance	40	40	—	—	—	—	430	153	90	—	—	—	470	193	90
Taxes	612	494	553	—	—	—	50	800	757	1	1.388	3	663	2.682	1.313
Provision for doubtful receivables	—	—	—	40.627	18.917	25.030	—	—	—	—	—	—	40.627	18.917	25.030
Provision for labor contingencies	—	—	—	—	—	—	—	—	—	105.801	74.607	65.472	105.801	74.607	65.472
Provision for civil contingencies	—	—	—	—	—	—	—	—	—	23.269	39.295	49.349	23.269	39.295	49.349
Infractions and notifications	—	—	—	—	—	—	—	—	—	24.970	24.429	5.609	24.970	24.429	5.609
Provision for write-off of assets	—	—	—	—	—	—	—	—	—	58.802	—	—	58.802	—	—
Other provisions	—	—	—	—	—	—	—	—	—	40	(1.121)	(1.842)	40	(1.121)	(1.842)
Provision for ex-government employees	—	—	—	—	—	—	—	—	—	88.498	78.927	115.051	88.498	78.927	115.051
Fundação ELETROCEEE – Ex-government employees	—	—	—	—	—	—	—	—	—	3.088	3.255	4.324	3.088	3.255	4.324
Litigation Settlement – Labor claims	—	—		—	—		—	—		22.451	—		22.451	—
Others	11.406	9.264	10.005	—	—	—	1.488	5.665	5.524	13.637	12.772	34.888	26.531	27.701	50.417

TOTAL	572.857	545.345	504.192	51.635	29.501	34.755	71.756	73.832	61.504	369.928	260.154	305.167	1.066.176	908.832	905.618

Notes

41. Other Revenues (Expenses)

The balances are composed of:

OTHER INCOME	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Gain on divestitures and Other gains	8.348	7.040	10.231
Recoverable Income Account – CRC	67.334	16.092	1.730.530
Others	31.395	1.985	9.829

	107.077	25.117	1.750.590

OTHER EXPENSES	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Losses on divestitures and deactivation of assets and rights	(8.842)	(3.275)	(1.988)
Provision for devaluation/appreciation of investments	(196)	(206)	(224)
Others	—	(2.704)	(9.857)

	(9.038)	(6.185)	(12.069)

41.a. Compensation Account

The amount of R$67,334 (unaudited) in 2011 (R$16,092 in 2010 and R$1,730,530 in 2009) refers to the recognition of credits from the Government Subvention for Investments – Compensation Account – CRC, from compensations made in compliance with Law No. 8.631/93 (amended by Law No. 8.724/93).

IAS 20, dealing with Government Subventions and Assistance, approved by CVM Decision No. 555 of 12 November 2008, determines that government subventions and donations be accounted for in a Statement of operations Account (revenues).

As proposed by Concessionaire’s management, a Tax Incentive Reserve was set up in compliance with article 195 of Law No. 6404/75, in the amount referring to CRC.

According to article 18 of Law No. 11.941 of 27 May 2007, the amounts referring to government subventions shall be kept in the Tax Incentive Reserve; are not subject to taxation and not included in the calculation basis of mandatory dividends. (See notes 15 and 36.b).

42. Financial revenues (expenses)

Balance breakdown is as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
FINANCIAL REVENUE
Revenue from financial investments	4,986	6,242	5,747
Restatement of FIDC II – Quotas	3,340	—	—
Late-payment charges – Energy sold	40,169	38,083	37,765
Monetary correction of deposits in court	2,697	1,311	5,089
Financial revenue in installments	16,252	18,297	10,766
Monetary variation – Purchased energy	9,132	5,122	21,264
Monetary correction – Free Energy – ANEEL Decision 2517	3,852	17,709	—
Other financial revenue	4,580	16,064	5,713

	85,008	102,828	86,344

Notes

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
FINANCIAL EXPENSE
Debt charges	(26,150)	(21,296)	(9,221)
Financial expenses from PEE/P&D/PLT	(8,704)	(4,550)	(6,160)
Monetary variation – Loans and financing	(77,246)	(47,074)	(24,005)
Monetary variation – Purchased energy	(31,874)	(3,511)	(3,699)
ANEEL fines – Concession agreements	(10,831)	(15,357)	—
Monetary correction of deposits in court	(2,232)	(5,232)	—
Monetary correction and interest	(19,398)	(17,616)	(14,541)
Other financial expenses	(1,966)	(8,540)	(6,000)

	(178,401)	(123,176)	(63,626)

Net financial income (expenses)	(93,393)	(20,348)	22,718

43. Income and social contribution taxes

Reconciliation of the expenses on Corporate Income Tax – IRPJ and Social Contribution tax – CSLL disclosed and the amounts calculated by the adoption of statutory tax rates as of 31 December 2011, 2010 and 2009.

Balance breakdown is as follows:

	31/12/2011 (unaudited)		31/12/2010		31/12/2009
	IRPJ	CSLL	IRPJ	CSLL	IRPJ	CSLL

Net loss / income before IRPJ and CSLL	(202,892)	(202,892)	(194,734)	(194,734)	1,598,785	1,598,785

Adjustments resulting from RTT (Temporary tax scheme)	(129,864)	(129,864)	20,148	20,148	(28,446)	(28,446)

Net loss / income before IRPJ and CSLL after RTT adjustments	(332,756)	(332,756)	(174,586)	(174,586)	1,570,339	1,570,339

Net effect of non-deductible temporary provisions set up/realised in the year	91,840	91,840	3,885	3,885	(1,636,797)	(1,636,797)
Non-deductible expenses and other permanent add-backs	(23,016)	(23,016)	633	633	606	606

Taxable income and calculation basis of social contribution tax before offset	(263,932)	(263,932)	(170,068)	(170,068)	(65,852)	(65,852)

Income and social contribution tax loss carryforwards	—	—	—	—	—	—

Taxable income and calculation basis of social contribution tax after offset	(263,932)	(263,932)	(170,068)	(170,068)	(65,852)	(65,852)

Applicable tax rate	25%	9%	25%	9%	25%	9%

Income and social contribution taxes at statutory rates	—	—	—	—	—	—

44. Related-party transactions

Related-party transactions including the purchase and sale of electricity and financing transactions were conducted. Electricity is sold based on rates approved by ANEEL and under market conditions.

(a) Company

The Concessionaire is directly controlled by Companhia Estadual de Energia Elétrica Participações – CEEE-Par, which holds 65.92% of the concessionaire’s ownership interest. However, the Concessionaire is indirectly controlled by the Government of the State of Rio Grande do Sul, which holds 100% of CEEE-Par’s ownership interest.

Notes

The amount of transactions conducted with the Government of the State of Rio Grande do Sul is as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Current assets
SIAC / BANRISUL	19,301	12,098	84,535
Installment payment – Sale of electricity	21,946	—	13,778
Assignment of employees	31	172	136
SEINFRA / CEITEC Agreement	—	—	637

Non Current assets
Special SIAC / BANRISUL	—	2,148	18,936
CEEE – SIAC BANRISUL	—	2,435	3,779
Installment payment – Sale of electricity	—	4,768	4,768
Installment payment – FAMURS	—	17,178	17,178

	41,278	38,799	143,747

Income statement
Operating revenue / Sale of electricity	—	34,648	34,409
Financial income	4,504	5,871	5,405

	4,504	40,529	39,814

(b) Entities jointly controlled or with significant influence on the entity.

The Concessionaire is significantly influenced by Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT and by Centrais Elétricas Brasileiras – ELETROBRÁS.

I) CEEE-GT is a corporation controlled by CEEE-Par, also the controlling company of CEEE-D.

The transactions conducted with Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT amount to the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Current assets
Assignment of employees	341	201	118
Graphic account	720	—	—

Total Current assets	1,061	201	118

Current liabilities
Graphic account	—	1,997	2,105

Total Current liabilities	—	1,997	2,105

Non Current assets
Loans	—	—	37,980

Total Non Current assets	—	—	37,980

Income statement
Electric energy purchased for resale	(5,637)	(5,356)	(8,876)
Charges for use of the system	(54,021)	(43,548)	(49,676)
Financial expenses	(164)	(1,653)	(392)

Total Income statement	(59,822)	(50,557)	(58,944)

Notes

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

II) ELETROBRÁS holds 32.59% the Concessionaire’s ownership interest, participating in the Concessionaire’s financial and operational decisions.

The amount of transactions conducted with ELETROBRÁS is as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Current assets
RELUZ Program	15,850	9,670	2,183
Assignment of employees	23	112	107
CDE ELETROBRÁS subevention – PLT	—	—	3,438

Total Current assets	15,873	9,782	5,728

Current liabilities
Loans	74,316	7,553	9,986

Total Current liabilities	74,316	7,553	9,986

Non Current assets
Loans	365,970	62,802	18,847

Total Non Current assets	365,970	62,802	18,847

Income statement
Financial expenses	(4,522)	(3,559)	(2,465)

Total Income statement	(4,522)	(3,559)	(2,465)

The amounts of transactions conducted with ELETROBRÁS result from several loans, see note 28.a, and bear interest at rates lower than market rates.

(c) Key-management personnel of the entity or respective controlling company

CEEE-D considers as key-management personnel its Directors, Members of the Audit Committee, and of the Board of Directors. The amount spent on remuneration, charges and benefits of management in December 2011 was R$818 (unaudited), (R$1,175 in 2010 and R$532 in 2009).

Notes

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

REMUNERATION/BENEFITS/CHARGES	2011 (unaudited)	2010	2009

Board of Directors	300	316	192
Audit Committee	132	146	76
Entertainment Allowance	84	117	145
Management’s Compensation of Director Non-employee	84	81	43
Charges	218	181	76
Subtotal	818	841	532
Directors Employees	1.312	334	—
Total	2.130	1,175	532

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

	31/12/2011	31/12/2010	31/12/2009
	(unaudited)
Current assets
Assignment of employees	187	93	116

Total Current assets	187	93	116

Current liabilities
Sponsor’s contribution – ELETROCEEE Foundation	5,127	4,379	3,981
Loan	20,808	19,723	16,329

Total Current liabilities	25,935	24,102	20,310

Non Current assets
Loan	102,690	114,040	123,829

Total Non Current assets	102,690	114,040	123,829

Income statement
Sponsor’s contribution – ELETROCEEE Foundation	(31,678)	(31,388)	(34,830)
Loan – ELETROCEEE Foundation – Agreement 1254	(19,454)	(19,897)	(18,864)
ELETROCEEE Foundation – Former public employees	(3,088)	(3,255)	(4,324)

Total Income statement	(54,220)	(54,540)	(58,018)

Notes

II) Companies controlled by the State of Rio Grande do Sul

CEEE-D also supplies electricity to companies whose controlling shareholder is the State of Rio Grande do Sul; however, these are characterized as adhesion contracts, with uniform clauses to all contractors, according to rates established by the Regulatory Agency.

45. Financial instruments

45.a. Financial instrument management

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

		Book value			Market value
Description	Category	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009

ASSETS
Cash and cash equivalents	1	54.142	36.198	111.137	54.142	36.198	111.137
Consumers, concessionaires and permit holders	1	438.568	528.409	517.442	438.568	528.409	517.442
Securities receivable	1	5.151	12	420	5.151	12	420
Withholding – Banco Máxima	2	3.380	3.292	3.000	3.380	3.292	3.000
Subordinated Quotas – FIDC	2	10.059	12.150	12.150	10.059	12.150	12.150
Deposits in court – Assets	1	105.321	32.518	15.959	105.321	32.518	15.959
Deposits in court – Allowance account	1	60.892	97.701	96.086	60.892	97.701	96.086
Other receivables:
– Receivables investment fund	2	3.500	4.768	5.124	3.500	4.768	5.124
– Compensation account – CRC	1	—	1.746.622	1.730.530	—	1.746.622	1.730.530
– Technical Note of Rate Adjustment	1	—	44.906	43.327	—	44.906	43.327
Assets and rights for sale	5	238	238	993	238	238	993
Ativo Financeiro	5	557.313	518.880	470.973	557.313	518.880	470.973
Ativo Biológico	5	40.027	13.899	13.841	40.027	13.899	13.841

LIABILITIES
Suppliers	3	414.895	191.621	152.435	414.895	191.621	152.435
Loans and financing	3	497.777	440.863	274.765	497.777	440.863	274.765
Other liabilities:
– Consumers	4	15.618	15.669	9.291	15.618	15.669	9.291
– Technical Note of Rate Adjustment	3	—	59.514	24.578	—	59.514	24.578

Category

1)	Loans and receivables
2)	Held to maturity
3)	Measured at amortised cost
4)	Not for negotiation
5)	Available for sale

Notes

45.b. Financial Risk Management

The book values of loans and financing related to electrification projects in local currency, entered into with Centrais Elétricas Brasileiras S.A. – ELETROBRÁS, Fundação ELETROCEEE, FIDC II, IV and to Consumers are comparable to the value of such transactions, not available in the financial market.

Accounts receivable from the use of electricity by the federal, state and municipal governments (direct administration), and by companies controlled by these government levels, are recorded in balance sheet accounts amounting to R$69,975. CEEE-D also has recorded in balance sheet accounts installment payments with the Government of the State of Rio Grande do Sul, in the amount of R$21,946, and with Municipal Governments, in the amount of R$87,826.

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

In December 2011 (unaudited), the contracts for the supply of energy from CEEE-D are listed in the table below, with its corresponding market share.

Notes

ORIGIN	TYPE	MWh	%
1 EE AUCTION – Product 2005-2012	CCEAR with MCSD	2.426.737,48	25.08%
1 EE AUCTION – Product 2006-2013	CCEAR with MCSD	1.170.310,21	12.09%
1 EE AUCTION – Product 2007-2014	CCEAR with MCSD	434.206,94	4.49%
5 EE AUCTION – Product 2007-2014	CCEAR with MCSD	368.562,36	3.81%
2 EE AUCTION – Product 2008-2015	CCEAR with MCSD	247.105,60	2.55%
4 EE AUCTION – Product 2009-2016	CCEAR with MCSD	32.474,03	0.34%
8 EE AUCTION – Product 2010-2014	CCEAR with MCSD	276.935,59	2.86%
9 EE AUCTION – Product 2011-2013	CCEAR with MCSD	34.465,91	0.36%
1 EN AUCTION – Product 2008-2037	CCEAR En.Nova Hidro	22.259,57	0.23%
1 EN AUCTION – Product 2009-2038	CCEAR En.Nova Hidro	8.279,01	0.09%
1 EN AUCTION – Product 2010-2038	CCEAR En.Nova Hidro	267.138,98	2.76%
3 EN AUCTION – Product 2011-2040	CCEAR En.Nova Hidro	112.251,69	1.16%
1 EN AUCTION – Product 2008-2022	CCEAR En.Nova Termo	159.726,02	1.65%
1 EN AUCTION – Product 2009-2023	CCEAR En.Nova Termo	105.647,30	1.09%
1 EN AUCTION – Product 2010-2024	CCEAR En.Nova Termo	259.025,65	2.68%
4 EN AUCTION – Product 2010-2024	CCEAR En.Nova Termo	44.692,65	0.46%
6 EN AUCTION – Product 2011-2025	CCEAR En.Nova Termo	105.544,20	1.09%
3 EN AUCTION – Product 2011-2025	CCEAR En.Nova Termo	220.345,30	2.28%
10 AUCTION – Adjustment	CCEAR Adjustment	88.116,00	0.91%
PIRATINI	Bilateral	49.669,20	0.51%
ENERCAN	Bilateral	209.499,05	2.16%
JAGUARI	Bilateral	53.617,32	0.55%
CERAN	Bilateral	454.669,95	4.70%
PROINFA	Proinfa	196.280,84	2.03%
ACEIG G	Proinfa	1.840.884,76	19.02%
CGTEE	Inicial	151.548,00	1.57%
Short-term accounting	SPOT	337.894,36	3.49%

	Total	9.677.887,97	100%

(*)	Data in MWh not subject to the examination of the independent auditor.

In 2011 (unaudited), CEEE-D did not have surpluses of energy, given that the contract entered into with AES Uruguaiana was terminated and the reserve was not fully recovered. Accordingly, the purpose of the participation in MCSD was to acquire energy to meet market demand.

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

The risks are high, though electricity rates are fully covered. Nevertheless, the appreciation of the US dollar may result in cash problems.

The amounts realised with the energy purchased from Itaipu in December 2011 and 2010 are listed in the table below.

Notes

	POTêNCIA	Tarifa	Valor Fatura	Cotação dólar	Valor Fatura
2011	(MW)	(US$/Kw)	US$		R$
JANEIRO	329,289	24,88	8.193	1,6734	13.710
FEVEREIRO	328,999	24,88	8.185	1,6612	13.598
MARÇO	329,289	24,88	8.193	1,6287	13.343
ABRIL	329,867	24,88	8.207	1,5733	12.912
MAIO	330,157	24,88	8.214	1,5958	13.108
JUNHO	331,314	24,88	8.243	1,5730	12.966
JULHO	331,314	24,88	8.243	1,5563	12.829
AGOSTO	331,025	24,88	8.236	1,5872	13.072
SETEMBRO	331,025	24,88	8.236	1,8291	15.064
OUTUBRO	329,578	24,88	8.200	1,6986	13.928
NOVEMBRO	329,867	24,88	8.207	1,8486	15.172
DEZEMBRO	330,157	24,88	8.214	1,8758	15.408

TOTAL			98.572		165.111

	Energy at center	Power	Rate	Bill amount	US dollar	Bill amount
2010	of gravity (MWh)	(MW)	(US$/Kw)	US$	exchange rate	R$
JANUARY	157.637	333.562	24.63	8,216	1.8748	15,403
FEBRUARY	142.470	333.562	24.63	8,216	1.8102	14,872
MARCH	157.896	333.562	24.63	8,216	1.7810	14,632
APRIL	152.802	333.562	24.63	8,216	1.7306	14,218
MAY	157.249	333.562	24.63	8,216	1.8167	14,925
JUNE	153.634	334.292	24.63	8,234	1.8015	14,833
JULY	159.254	335.167	24.63	8,255	1.7572	14,506
AUGUST	159.385	335.458	24.63	8,262	1.7560	14,509
SEPTEMBER	154.039	334.875	24.63	8,248	1.6942	13,974
OCTOBER	158.167	333.562	24.63	8,216	1.7112	14,059
NOVEMBER	153.366	334.000	24.63	8,226	1.7161	14,117
DECEMBER	157.281	334.583	24.63	8,241	1.6662	13,731

TOTAL	1,863.181		1,000.000	98,760	1.7596	173,778

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

45.c. Management of risks related to the Concessionaire and its operations

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

Notes

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

46. Employees’ Profit Sharing

Companhia Estadual de Distribuição de Energia Elétrica – CEEE D has a profit sharing program for its employees whose purpose is to promote the improvement of quality, productivity levels and global results of the Concessionaire, with the commitment of all employees.

In 2011, R$12,199 (unaudited) (R$11,018 in 2010) was recognized, and R$6,263 (R$5,790 in 2010) was distributed during the year.

47. Environmental issues

The company Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D expresses a concern about reducing negative environmental impacts and increase the positive environmental impacts resulting from its activities.

The Company’s actions are based on principles of ethics and transparency, which are translated into attitudes such as nature preservation, qualification of workers, safety concerns and prevention of children’s exploitation.

Notes

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

In 2011, there was no significant leak of chemicals, oils or fuel due to our activities that might have affected the ground, water or air, that is, nothing that might have cause a negative impact to the environment.

d) Program Recycle

The agreement signed in 2002 with Centro de Educação Ambiental da Vila Pinto – CEA (Environmental Education Centre) in Porto Alegre, determines the removal of dry waste and paper scrap from the buildings of CAENMF. The educational centre offers extracurricular courses to preadolescents through its several workshops, and services to all the community.

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

g) Energy Efficiency Program – PEE

From 2000/2001, when the Energy Efficiency Program was initiated, to 2011, CEEE-D invested approximately in the development of over 500 projects, which saved 75,297.28 MWh/year. This results from the implementation of projects that use more efficient and modern technologies, such as the improvement or modernization of productive processes and replacement of obsolete equipment.

Notes

h) Environmental Awareness and Education

In 2011, CEEE-D promoted talks at the company’s headquarters and schools, the distribution of native tree seedlings from its forestry nursery areas, and the workshop EcoArte, a project intended to promote environmental values and fight waste.

48. Insurance

Assets with insurance coverage against fire, lightning, explosions and electrical damages were considered as essential. Should losses occur, both insurance and reliability may be impaired for the service rendering continuity. The insurance policy was contracted from TOKIO MARINE BRASIL SEGURADORA S/A, through agreement 99942074 – 1st Amendment, which shall be effective from 12 February 2011 to April, 4 2012. The covered asset value amounts to R$12,866, with premium of R$39.

49. Regulatory Issues

a) Sale of Energy at the Electricity Sales Chamber – CCEE

Balances consist of:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

CURRENT ASSETS
Short-term energy – CCEE	1	3,945	1
NON-CURRENT ASSETS
(*) Settlement of agreement – CCEE	41,804	37,952	20,165
CURRENT LIABILITIES
Short-term energy – CCEE	(19,154)	(22,640)	(10,100)
NON-CURRENT LIABILITIES
Short-term energy	(27,400)	(27,400)	(27,400)
System service charge	(13,207)	(13,207)	(13,207)

	(40,607)	(40,607)	(40,607)

Total	(17,956)	(21,350)	(30,541)

(*)	Amount related to an agreement to reimburse expenses incurred with the purchase of energy at the Electricity Sales Chamber – CCEE, called “Free Energy”, made during the rationing period, resulting from a reduction in the electricity generated at the Power plants which take part in the Energy

Reallocation Mechanism (MRE). This amount is being charged from final consumers in the submarkets subject to rationing by the respective distribution companies and will be passed on to the Concessionaire.

Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D accounted for the short-term energy traded at the Electricity Sales Chamber – CCEE, according to a final accounting recognition prepared by that entity. However, the company filed the following lawsuits:

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

Notes

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

PROGRESS:

The judge granted Companhia Estadual de Energia Elétrica – CEEE prior relief ordering the suspension of the accounting for the energy amounts produced by Itaipu related to the quota the plaintiff is entitled to, which was not subject to recognition in 2001 (total) and 2002 (partial), until a final decision is rendered on the validity of Decision No. 288/02 of the Brazilian Electricity Regulatory Agency – ANEEL. The judge also prohibited any requirement of amounts resulting from the accounting entries possibly made and which were suspended through an injunction, until final decision is rendered on the lawsuit.

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

Notes

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

PROGRESS:

Lawsuit under ordinary legal procedures filed on 19 December 2009 under No. 2002.61.00.029736-5. On 10 March 2004 the judge requested the parties to reply to the request to join the lawsuit made by ELEKTRO ELETRICIDADE E SERVIÇOS S/A AND OTHERS as assistant to the Brazilian Electricity Regulatory Agency – ANEEL and the Electricity Sales Chamber – CCEE. A Companhia Estadual de Energia Elétrica – CEEE filed a request for expert examination. On 6 August 2004 the judge decided to enclose the pleadings to challenge the assistance and ordered the plaintiff to pose questions to be answered during the expert examination to check its relevance. The pleading of Companhia Estadual de Energia Elétrica – CEEE with the questions was filed on 13 August 2004. On 29 October 2008 the judge determined the expert examination fees. On 7 November the Concessionaire submitted the questions for the expert examination. The last procedural act was the filing of the petition on 13 November 2008. On 23 September 2010 the report was submitted to the Concessionaire, which challenged it. No sentence has yet been rendered.

50. Subsequent events

The amount of the first payment of the Recoverable Income (CRC) (Tranche 1) was transformed into 417,684 National Treasury Noted (NTN-B). These notes will be monetized for a settlement of debts that total the amount of R$513,311 at December 31, 2011 (unaudited), as presented below:

		Amounts of the Agreement	31/12/2011 (unaudited)

Sectorial debts with ANEEL – Infractions	09/01/2012	83.863	73.025
Debt Renegotiation CCC	27/12/2011	79.430	79.040
Debt Renegotiation CDE	27/12/2011	62.990	63.537
Debt Renegotiation PROINFA	27/12/2011	31.774	32.063
Electricity Renegotiation Itaípu	27/12/2011	187.498	191.330
Financing RGR	27/12/2011	74.256	74.316

Total debt		519.811	513.311

*        *        *

Notes

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT (Publicly held company in Brazil)

Unaudited financial statements December 31, 2011

KPMG Auditores Independentes Av. Borges de Medeiros, 2.233 -8º andar 90110-150 - Porto Alegre, RS - Brasil Caixa Postal 199 90001-970 - Porto Alegre, RS - Brasil	Central Tel Fax Internet	55 (51) 3303-6000 55 (51) 3303-6001 www.kpmg.com.br

Independent auditors’ report

To

The Board of Directors and Shareholders of

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT

Porto Alegre—RS

We have audited the accompanying statements of financial position of Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT (“The Company”) as of December 31, 2010 and 2009 and the related statements of profit or loss, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Porto Alegre, April 04, 2012

KPMG Auditores Independentes

Statements of financial position

For the years ended December 31, 2011, 2010 and 2009

(in thousands of reais, except when stated otherwise)

	Note	31/12/2011	31/12/2010	31/12/2009		Note	31/12/2011	31/12/2010	31/12/2009
		(unaudited)					(unaudited)
CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents	7	16,905	21,955	32,966	Deferred income and Social Contribution Taxes	18	15,070	15,070	15,070
Concessionaires and Permit holders	8	99,609	87,495	90,603	Suppliers	24	53,192	59,277	33,026
Securities receivable	9	563	493	453	Payroll - Withholdings	25	8,730	10,013	8,948
Allowance for doubtful accounts	10	(2,900)	(1,656)	(1,402)	Taxes and social contributions	26	17,643	19,876	29,185
Tax credits	11	3,028	18,632	13,254	Loans, financing and other funding	27	176,005	114,950	111,090
Inventories	12	6,969	6,340	6,339	Post-employment benefits	28	61,288	58,311	64,267
Other receivables	13	73,007	28,511	28,088	Accrued Liabilities	29	20,182	21,824	14,245
Compensation Account – CRC	14	796,505	—	—	Consumer charges payable (RGR/CCC/CDE)	30	12,267	9,824	6,276
Prepayments	15	686	673	523	Provision Contingencies	31	89,284	66,380	70,154
Concession financial assets	19	303,624	303,624	302,188	Research and development program	32	22,304	18,285	14,583

					Other Liabilities	33	106,521	42,077	36,718
		1,297,996	466,067	473,012	Dividends Payable	35	41,613	55,691	49,726

							624,099	491,578	453,288

NON-CURRENT ASSETS					NON-CURRENT LIABILITIES
Long-term assets					Deferred income and Social Contribution Taxes	18	61,493	76,563	91,633
Interest bearing bank restricted	7	—	—	5	Taxes and social contributions	26	—	60,160	60,441
Securities receivable	9	276	544	806	Loans, financing and other funding	27	137,292	270,676	356,145
Tax credits	11	4,051	32,242	36,113	Post-employment benefits	28	326,763	330,184	343,645
Other receivables	13	76,547	66,425	111,550	Provision Contingencies	31	83,984	210,823	113,616
Compensation Account – CRC	14	357,126	1,164,415	1,153,687	Research and development program	32	3,274	2,837	2,814
Energy sale at CCEE	16	136,466	123,891	65,777	Other Liabilities	33	178,198	95,126	93,596
Deposits in court	17	57,559	62,298	6,007	Deferred Income	34	105,445	90,396	77,213
Deferred income and social contribution taxes	18	252,638	252,638	183,855	Energy purchase at CCEE	47	73,058	73,058	73,058

Other receivables	19	813,873	814,596	723,171
Assets and receivables for disposal	20	2,152	2,152	2,152			969,507	1,209,823	1,212,161

Investments					SHAREHOLDERS’ EQUITY
Permanent ownership interest	21	317,838	297,384	279,758	Share capital	35	588,447	588,447	588,447
Other investments		1,487	1,549	1,748	Tax incentives reserve	35	1,209,304	1,164,415	1,153,687
Property, plant and equipment	22	441,442	466,914	516,082	Funds for capital increase		620	620	620
Intangible assets	23	2,889	1,700	1,268	Profit reserve		221,740	120,055	8,775

					Equity valuation adjustment		148,623	177,876	207,129
		2,464,344	3,286,747	3,081,979	Accumulated losses	35	—	—	(69,116)

							2,168,734	2,051,413	1,889,542

TOTAL ASSETS		3,762,340	3,752,814	3,554,991	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,762,340	3,752,814	3,554,991

The notes are an integral part of the financial statements

Statements of financial position

Statements of operations

For the years ended December 31, 2011, 2010 and 2009

(in thousands of reais, except when stated otherwise)

	Note	31/12/2011	31/12/2010	12/31/2009
		(unaudited)
NET REVENUE	37	762,484	738,519	720,387

ELECTRICITY SERVICE COST		(415,385)	(440,736)	(359,797)

Electricity cost	38	(52,752)	(38,926)	(36,982)

Electricity cost – Purchased from third parties		(17,403)	(4,791)	(1,737)
System use charge		(35,349)	(34,135)	(35,245)
Operating costs	39	(362,633)	(401,810)	(322,815)

Staff and Management		(192,492)	(172,408)	(137,159)
Materials		(10,524)	(10,423)	(9,667)
Third Partys Services		(24,702)	(22,291)	(24,941)
Depreciation and Amortization		(60,710)	(61,230)	(60,947)
Other		(20,772)	(16,209)	(14,984)
Construction		(53,433)	(119,249)	(75,117)
GROSS INCOME		347,099	297,783	360,590

Operating expenses		(274,148)	(230,248)	(206,631)

Selling	39	(1,243)	(254)	(175)
General and administrative	39	(41,958)	(42,329)	(46,408)
Other operating expenses	39	(230,947)	(187,665)	(160,048)

Other revenue		50,701	12,092	1,156,215

Compensation account – CRC	40	44,889	10,728	1,153,687
Other revenue		5,812	1,364	2,528

Other expenses	40	(15,110)	(23,007)	(4,085)

INCOME FROM SERVICE		108,542	56,620	1,306,089

Equity in earnings of affiliates		25,098	20,303	21,951

Financial revenue/ expense	41	(30,135)	29,332	(28,848)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		103,505	106,255	1,299,192

Income tax	42	(11,008)	43,429	32,803
Social contribution tax	42	(4,324)	3,082	11,105

NET INCOME FOR THE YEAR		88,173	152,766	1,343,100

Basic and diluted income per share – R$		0.23	0.39	3.47

The notes are an integral part of the financial statements

Statements of operations

Statements of changes in shareholders’ equity

For the years ended December 31, 2011, 2010 and 2009

(in thousands of reais, except when stated otherwise)

	Note	Capital stock	Tax incentives reserve	Funds for capital increase	Profit reserve	Accumulated losses	Equity valuation adjustments	Total shareholders’ equity
Balance as of 31/12/2009		588,447	1,153,687	620	8,775	(69,116)	207,129	1,889,542

Special reserve for dividends not distributed	35	—	—	—	49,726	—	—	49,726
Equity valuation adjustments						44,323	(44,323)	—
Deferred taxes on asset and liability valuation adjustments							15,070	15,070
Net Income for the year					—	152,766		152,766
Allocation of Income:								—
Statutory Reserve		—	—	—	5,862	(5,862)	—	—
Reserve for Expansion		—	—	—	11,725	(11,725)	—	—
Tax incentives reserve	35.2	—	10,728	—	—	(10,728)		—
Mandatory dividends	35.5	—	—	—	—	(55,691)	—	(55,691)
Remaining dividends available for the General Shareholders’ Meeting		—	—	—	43,967	(43,967)	—	—

Balances as of 31/12/2010		588,447	1,164,415	620	120,055	—	177,876	2,051,413

Special reserve for dividends not distributed	35	—	—	—	99,658			99,658
Equity valuation adjustments						44,323	(44,323)	—
Deferred taxes on asset and liability valuation adjustments							15,070	15,070
Net Income for the year						88,173		88,173
Allocation of Income:								—
Statutory Reserve		—	—		4,380	(4,380)		—
Reserve for Expansion		—	—		8,761	(8,761)		—
Tax incentives reserve	35.2	—	44,889		—	(44,889)		—
Mandatory dividends		—	—		—	(41,613)		(41,613)
Remaining dividends available for the General Shareholders’ Meeting		—	—	—	(11,114)	(32,853)	—	(43,967)

Balances as of 31/12/2011 – (unaudited)		588,447	1,209,304	620	221,740	—	148,623	2,168,734

The notes are an integral part of the financial statements

Statements of changes in shareholders’ equity

Statements of cash flows

For the years ended December 31, 2011, 2010 and 2009

(in thousands of reais, except when stated otherwise)

		31/12/2011	31/12/2010	12/31/2009
OPERATING ACTIVITIES		(unaudited )

Net Income		88,173	152,766	1,343,100

Non-cash expenses (revenues)
Monetary and exchange rate variations of long-term loans		22,537	15,721	14,056
Monetary and exchange rate variations of non-current liabilities		3,452	4,848	65,596
Provision for devaluation of investments		62	121	283
Depreciation and amortization of property, plant and equipment items and intangible assets	39	61,105	61,691	61,483
Equity in earnings (losses) of affiliates		(25,098)	(20,303)	(21,950)
Provision for liabilities and other		(57,054)	69,099	(11,109)
Recognition of provision for former public employees	39	56,457	33,131	60,292
Recognition of allowance for doubtful accounts	39	1,244	254	175
Deferred income tax and social contribution taxes		—	(68,783)	(80,529)
Write-offs of property, plant and equipment items, investments and intangible assets		11,332	10,219	7,333
Recognition of credits from the compensation account		(44,890)	(10,728)	(1,153,687)

		117,320	248,036	285,043

Changes in current and non-current assets		25,185	(114,193)	(130,766)

Concessionaires and Permit holders		(12,184)	3,108	(9,503)
Securities receivable		—	222	379
Tax credits		43,795	(1,507)	(42,609)
Long-term financial investments		(11,056)	5	—
Inventories		(629)	(1)	(327)
Compensation Account – CRC		10,784
Other receivables		1,328	44,702	(9,508)
Prepayments		(13)	(150)	(216)
Energy sale at CCEE		(12,307)	(58,114)	(641)
Deposits in court		4,739	(9,597)	1,133
Concession financial asset		723	(92,861)	(69,587)
Assets and receivables for disposal		5	—	113

Changes in current and non-current liabilities		(9,173)	(27,106)	(103,806)

Suppliers		(6,085)	26,251	(8,347)
Payroll – Withholdings		(2,925)	1,065	1,367
Provision for dividends		44,017	5,965	49,726
Taxes and social contributions		(61,301)	8,276	11,033
Post-employment benefits		(62,252)	(61,574)	(66,238)
Accrued liabilities		—	7,579	1,283
Consumer charges payable (RGR/ CCC/ CDE)		6,899	3,548	(10,286)
Charges paid in installments		—	(17,866)	(45,916)
Program of Research and Development		—	3,725	(744)
Provision for labor and civil liabilities		(48,918)	(18,151)	5,359
Deferred revenue		15,049	13,183	13,604
Other liabilities		150,360	6,858	(4,921)
Provision for dividends		(44,017)	(5,965)	(49,726)

NET PROVIDED BY OPERATING ACTIVITIES		133,332	106,737	50,471

INVESTING ACTIVITIES
Net cash activities used in investing		(43,516)	(20,418)	(54,508)

Increase in investments		(5,198)	(6,796)	(36,586)
Purchase of property, plant and equipment items		(36,975)	(12,980)	(17,616)
Purchase of intangible assets		(1,343)	(642)	(306)

FINANCING ACTIVITIES
Net cash provided by (used in) financing activities		(98,866)	(97,330)	32,104

Increase in loans and financing		53,627	20,300	233,365
Settlement of loans and financing, and debt charges		(152,493)	(117,630)	(163,281)
Loans – Related parties		—	—	(37,980)

NET GENERATION OF CASH		(5,050)	(11,011)	28,067

Opening balance of cash and cash equivalents	7	21,955	32,966	4,899
Closing balance of cash and cash equivalents	7	16,905	21,955	32,966
The notes are an integral part of the financial statements

Statements of cash flows

Notes to the financial statements

(in thousands of Brazilian reais, unless otherwise stated)

1. Operations

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT is a public company whose controlling shareholder is the State of Rio Grande do Sul, by means of Companhia Estadual de Energia Elétrica – CEEE-Par, which holds 65.92% of its total capital. The Company was organized pursuant to the authorization granted by State Law No. 12.593 of September 13, 2006 and set up from the spin-off of Companhia Estadual de Energia Elétrica – CEEE, according to the Extraordinary Shareholders’ Meeting held on November 26, 2006 (Minutes of the Meeting No. 170) which validated, according to the provisions of article 229, paragraph 2, Law No. 6.404/76, in compliance with all the legal requirements to the formal set up of Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT, which only initiated its activities as of December 1, 2006. The Concessionaire is engaged in commanced, building, and operating electricity production and transmission systems; in activities with identical purpose; the provision of private or public services, in the segment of electricity, and the operation of the respective infrastructure with the purpose of generating alternative, supplementary or additional revenues from associated projects.

1.1. Authorisation and Issue of the Financial Statements

Authorisation for issuance of the financial statements was approved by the Board of Directors of June, 25 2012.

2. Concessions

2.1. Concession for generation

On April 5, 2000, the Concessionaire signed ANEEL (National Agency Electric Energy) Concession Agreement No. 025/2000 for Electricity Generation. The Concession Agreement governs the exploration of hydroelectric power by means of generation plants and transmission facilities restricted to the generation plants.

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE GT holds the concession for operation of electricity generation services of the following plants:

Plant	Units	Start of operation	Installed voltage according to concession contract 25/2000 (MW)	Installed voltage according to resolution ANEEL 407/2000 (MW)	Location of power house	End of concession
*UHE Itaúba	4	1978	512.00	500.00	Pinhal Grande	30/12/2021
*UHE Gov. Leonel de Moura Brizola	6	1962	180.00	180.00	Salto do Jacuí	16/11/2015
*UHE Passo Real	2	1973	158.00	158.00	Salto do Jacuí	16/11/2015
*UHE Canastra	2	1956	44.80	42.50	Canela	07/07/2015
**PCH Bugres	1	1952	11.70	11.12	Canela	07/07/2015
*UHE Ernestina	1	1957	4.96	4.80	Tio Hugo	16/11/2015
**PCH Capigui	3	1933	4.47	3.76	Passo Fundo	16/11/2015
**PCH Guarita	1	1953	1.76	1.76	Erval Seco	16/11/2015
**PCH Herval	2	1937	1.52	1.44	Santa Maria do Herval	16/11/2015
**PCH Santa Rosa	1	1955	1.53	1.40	Três de Maio	16/11/2015
**PCH Passo do Inferno	1	1948	1.49	1.33	São Francisco de Paula	16/11/2015
**PCH Forquilha	1	1950	1.12	1.00	Maximiliano de Almeida	16/11/2015
**PCH Toca	2	1929	1.00	1.09	São Francisco de Paula	07/07/2015
**PCH Ijuizinho	1	1950	1.12	1.00	Eugênio de Castro	16/11/2015

*	UHE = Hydroeletric Power Plant
**	PCH = Small Hydroeletric Power Plant

Notes to the financial statements

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

The generation sector is competitive and there is no guarantee of return. Revenue is generated through the sale of electricity based on the Physical Guarantee of the plants, determined by the concession authority. In regard to Generation, part of this electricity is committed by means of agreements entered into in the regulated environment, with supply term until 2016. The restatement rate applied is the IPCA – Amplified Consumer Price Index, issued by IBGE. Another portion of the electricity is sold in the Free Market, and the restatement rate is negotiated between the parties.

2.2. Concession for transmission

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE GT holds two concessions for operation of electricity transmission public services.

2.2.a Concession Agreement No. 055/2001 – ANEEL

On October 1, 2001, the Concessionaire entered into ANEEL Concession Agreement No. 055/2001 for Electricity Transmission. The Concession Agreement establishes:

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

The Concession Agreement is in effect until July 7, 2015, and may be renewed for a 20-year period, as long as requested by the Concessionaire up to thirty-six months (36) before the termination of the agreement. The possible renewal of the Concession Agreement shall be subordinated to public interest and to the review of the general conditions of the agreement.

The Concession Agreement also establishes that electricity rates shall be adjusted annually in July and reviewed every four (4) years, except the rates established for the Transmission Facilities classified at ANEEL Resolution No. 166/2000. The criteria and methodologies for those adjustments and review of electricity rates are determined by ANEEL – Brazilian Electricity Regulatory Agency through specific regulations.

2.2.b Concession Agreement No. 080/2002 – ANEEL

On October 19, 2002, the Concessionaire entered into ANEEL Concession Agreement No. 080/2002 for Electricity Transmission. The Concession Agreement of LT 230kV UPME x Pelotas 3 establishes:

a) The obligation to build, operate and maintain the infrastructure used in the concession;

b) The services that the operator shall provide and to whom the services shall be provided (geographic area and consumer class);

c) The guarantee that the concession’s economic and financial balance and position will be maintained; and

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

Notes

The Concession Agreement also establishes that electricity rates shall be adjusted annually in July and reviewed if taxes or legal charges are created, changed or revoked, when their effects can be verified. The criteria and methodologies for those adjustments and review of electricity rates are determined by ANEEL – Brazilian Electricity Regulatory Agency through specific regulations.

2.2.c. Authorisations

On September 30, 1999, CEEE was authorized by ANATEL – National Telecommunications Agency, through Acts No. 4.390 and 4.391 published in the Federal Register on October 14, 1999, to render Specialized Limited Service, subclass Specialized Circuit Service, both in the country and abroad, for a non-defined time and with no exclusivity, having all Brazilian territory as the service rendering area.

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

Notes

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

Some additional information is also presented in explanatory notes and supplementary charts in compliance with instructions of SFEF/ANEEL Official Letter No. 4.097 of December 30, 2010.

The Company is not presenting the Statement of Other Comprehensive income as no other comprehensive income occurred in addition to net income.

b. Measurement basis

The financial statements have been prepared on the historical cost basis.

c. Functional and Presentation Currency

These financial statements are presented in Brazilian reais (R$) wich is the company’s functional currency. All financial information was rounded to thousands of Brazilian reais, except when otherwise stated.

4.2. Use of estimates

The preparation of the financial statements requires the Company’s management to make estimates with regard to the determination and recording certain assets, liabilities, revenues and expenses and the disclosure of information about its financial statements. Such estimates are based on the going concern principle and supported by the best information available on the filing date of the financial statements and on management’s experience. These estimates are reviewed when new information is available or when previous information on which they were based changes. These estimates may differ from actual results. The main estimates refer to the following:

•	Useful life of intangible assets;

•	Transactions and sale of electricity at the Electricity Sales Chamber – CCEE;

•	Allowance for doubtful accounts;

•	Contingent liabilities;

•	Retirement plans and post-employment benefits;

•	Current and deferred income and social contribution taxes;

•	Financial assets for the Concession;

•	Financial instruments stated at fair value; and

•	Useful lives of property, plant and equipment.

Notes

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

b. Classification

The Concessionaire classifies financial assets and liabilities into the following categories:

1.	Measured at fair value through profit or loss – are financial instruments held for trading. A financial asset is classified into this category when it is acquired mainly for short-term sales. Financial assets registered at fair value through income are measured at fair value, and changes on the value of such assets are recognised in the profit (loss) for the year.

2.	Held-to-Maturity these are non-derivative financial assets whose payments are fixed or may be determined. Their maturity dates are defined and the Concessionaire intends and is able to hold them to maturity. Held-to-maturity investments are initially recognised at fair value plus all other transaction costs that are directly attributable. After their initial recognition, they are measured at amortised cost through the effective interest method, less any impairment losses.

3.	Loans and receivables are non-derivative financial assets whose payments are fixed and may be determined. They are not quoted in an active market. They are initially recognised at fair value plus all other transaction costs that are attributable. After their initial recognition, loans and receivables are measured at amortised cost through the effective interest method, less any impairment losses. Loans and receivables comprise client and other credit accounts, including receivables from concession agreements as indemnity at the end of the concession agreement.

4.	Available-for-sale – non-derivative financial assets that are designated in this category or that are not classified in any of the categories above. After their initial recognition, they are measured at fair value, and changes other than changes for impairment losses and foreign currency differences on available-for-sale debt instruments are recognised under other comprehensive income (loss) and included in shareholders’ equity. When an investment is written-off, accumulated income (loss) in other comprehensive income (loss) is transferred to income (loss).

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

Notes

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

Notes

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

Notes

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

Notes

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

The Concessionaire is under the regulations of the Temporary Tax Scheme – RTT, which prescribes the tax neutrality in the calculation of federal taxes, eliminating the effects of applying new accounting methods and criteria introduced by the amendments in the Law 6.404/76. The regime was optional for 2008-2009, and became mandatory for 2010, according to the Law 11.941/09.

5.22. Post-employment benefits

Future liabilities, which are estimated based on an actuarial evaluation prepared on a yearly basis by an independent actuary, are registered for covering expenses with pension plan, supplementary encouraged retirement, former public employees and contributions to employees’ pension fund. Prior service cost for the defined contribution plan, which was implemented in October 2002, is now recognised in the statement of income on the service remaining period for employees, according to item 96 from IAS 19.

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

b) Transmission income

b.1) Operating revenue

On the transmission segment, income recognition is performed through an apportionment made by the National Operator of Electric System – ONS on a monthly basis. This apportionment considers facilities of all transmission companies as a large condominium in which all active members (facilities) receive compensations through the number of consumers of the Existing System Basic Network (RBSE) and other transmission facilities (DITs). Income also considers the calculation of the Permitted Annual Revenue – RAP approved by ANEEL for facilities authorized or acquired through bidding procedures and operated by the concessionaire.

Revenue accounted for under gradual recognition by the electricity transmission segment were adjusted under the straight-line method during the effective period of the concession agreements, pursuant to IAS 18.

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

5.27. Dividend payout

Dividends are recorded upon approval by the Shareholders’ Meeting. The Concessionaire’s by-laws establish the distribution of mandatory minimum dividends of 50% of annual income. Accordingly, by year end, when applicable, a provision for payment of the minimum dividends is recognised in liabilities and the exceeding amount to the mandatory dividend is recognized in a specific account in Shareholders’ equity, as determined by IAS 37 and ICPC 08.

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

Notes

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

Projects for construction and installation of new ventures are identified and monitored by the environmental bodies responsible for regulation and investigation, such as the Brazilian Environment Institute – IBAMA, the State Foundation for Environmental Protection – FEPAM, Municipal Secretary of Environment – SEMA, and NGOs.

6. New standards and interpretations not yet adopted

Various IFRS standards, amendments to standards and interpretations issued by IASB have not yet come into effect for the year ended December 31, 2011. As follows:

•	Amendment to IAS 12 – Income taxes (CPC 32): Recovery of assets measured at fair value. Applicable as from 01/01/2012.

•	IFRS 9 – Financial Instruments: Classification of financial assets and accounting of financial liabilities stated at fair value through income. Applicable as from 01/01/2013.

CPC has not yet issued pronouncements equivalent to the IFRS referred to above. The earlier adoption of these pronouncements depends on their prior approval by CVM. The Concessionaire is still in process of evaluating the impacts of these new standards on its financial statements. No relevant impacts were identified so far.

7. Cash and Cash Equivalents and Financial Investments

Description / Bank	Note	Maturity	Remuneration	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Current

Cash and bank deposits	7.1			1,531	1,170	3,046

SIAC / BANRISUL (see note 44)	7.2	Daily	SELIC OVER	15,374	20,785	20,920

Interest-bearing bank deposits				15,374	20,785	20,920

Total cash and cash equivalents				16,905	21,955	32,966

Non-current
SIAC Especial / BANRISUL	7.2	Daily	SELIC	—	—	5

Total Interest-bearing bank deposits restricted				—	—	5

7.1. Cash and cash equivalents

The amount of R$1,531 (unaudited) (R$1,170 at December 31, 2010 and R$3,046 at December 31, 2009) refers to funds deposited in banks.

7.2. SIAC/BANRISUL

The amount of R$15,374 (unaudited) (R$20,785 at December 31, 2010 and R$29,920 at December 31, 2009) refers to the amount applied in the Cash Management Integrated System – SIAC/BANRISUL established by State Decree No. 33959 of May 31, 1991. These values were transferred to SIAC in accordance with an agreement signed between the Concessionaire and the State of Rio Grande do Sul as of October 10, 2008, entitled “Agreement of Temporary Transfer of Monetary Resources Available”. The balance invested is remunerated at the SELIC OVER rate variation, with high liquidity.

Notes

8. Concessionaires and Permit Holders

The balances comprise of the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Electricity supply	39,355	37,085	34,437
Charge from use of grid	59,208	48,563	49,406
Short term electricity – CCEE (see note 47.4)	1,046	1,847	6,760

	99,609	87,495	90,603

8.1. Short term electricity – Electricity Sales Chamber – CCEE

The amount of R$1,046 (unaudited) (R$1,847 at December 31, 2010 and R$6,760 at December 31, 2009) refers to the electricity sold in the short-term market, according to information disclosed by the CCEE, and mentioned in note 47.4.

9. Securities receivable

The amount of R$563 (unaudited) (R$493 at December 31, 2010 and R$453 at December 31, 2009) recorded under Current Assets and R$276 (unaudited) (R$544 at December 31, 2010 and R$806 at December 31, 2009), recorded under Non-current Assets refer to the installment debts made for the sale of assets.

10. Allowance for doubtful accounts

The amount of R$2,900 (unaudited) (R$1,656 at December 31, 2010 and R$1,402 at December 31, 2009) refers to the provision for receivables from concessionaires, sundry permit holders and free consumers outstanding for more than three months.

Notes

11. Tax Credits

The balances comprise of the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

CURRENT
PASEP/COFINS to compensate	256	1,379	2,479
ICMS to compensate	1,039	15,929	9,468
IRPJ and CSLL to compensate	920	831	—
INSS to compensate	190	141	955
Other credits to compensate	3,028	18,632	13,254

	623	352	352

NON CURRENT
PASEP/COFINS to compensate	2,748	2,748	2,748
INSS to compensate	605	605	4,566
IRPJ and CSLL to compensate	695	28,887	28,192
Other credits to compensate	3	2	607

	4,051	32,242	36,113

	7,079	50,874	49,367

Description tax credits

PIS / PASEP – Program and Civil Servants Investment Program Contributions

COFINS – Contribution for Social Integration Plan

ICMS – Tax on Circulation Sales and Services

12. Inventories

The balances comprise of the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Operational inventory	7,363	6,729	6,948
(-) Provision for losses	(394)	(389)	(609)

	6,969	6,340	6,339

Inventory balances refer to material applied to maintenance of operations under classification, waste and scraps, as well as that for sale, all of which are valued at average price less allowance for losses.

Notes

13. Other Receivables

The balances comprise of the following:

	Note	31/12/2011 (unaudited)	31/12/2010	31/12/2009

CURRENT
Advances for research and development – R&D	13.1	3,948	1,693	1,676
Advances to suppliers/employees		1,995	1,933	1,849
Rental of posts and services rendered		1,491	1,220	1,447
Employee loans		1,128	1,277	1,309
Investment fund in credit rights – FIDC	13.2	6,708	6,231	3,974
Graphic account	13.3	—	1,997	2,105
Investment		7,866	5,506	13,816
Costs to reimburse		4,524	—	—
Other debts		45,347	8,654	1,912

		73,007	28,511	28,088

NON CURRENT
Suppliers – Contract 1000-1001/87	13.4	39,941	39,941	39,941
Subordinated Shares – FIDC	13.5	33,431	22,375	29,925
Loan contract	13.6	—	—	37,980
Others		3,175	4,109	3,704

		76,547	66,425	111,550

		149,554	94,936	139,638

13.1. Research and Development – R&D

The amount of R$3,948 (unaudited) (R$1,693 at December 31, 2010 and R$1,676 at December 31, 2009) refers to Research and Development projects aimed at capacity building and technology development for the Concessionaire, aiming to generate new processes or products, or improvement of their characteristics.

13.2. Receivables Investment Fund (FIDC)

The amount of R$6,708 (unaudited) (R$6,231 at December 31, 2010 and R$3,974 at December 31, 2009) refers to the amount withheld in excess for settled installments, remaining in the Fund used to settle future installments valued at cost.

13.3. Graphic Account

The amount of R$1,997 at December 31, 2010 and R$2,105 at December 31, 2009 refers to the balance of agreements for sharing Information Technology and Telecommunications activities between Companhia Estadual de Geração e Transmissão de Energia Elétrica (CEEE-GT) and the Companhia Estadual de Distribuição de Energia Elétrica (CEEE-D).

13.4. Suppliers – Contracts 1000-1001/87

The amount of R$39,941 (unaudited) (R$39,941 at December 31, 2010 and R$39,941 at December 31, 2009) refers to the invoices related to Agreements 1000/87 (Sulino Consortium) and 1001/87 (Conesul Consortium), which deals with equipment and material supply for installation of six substations, whose civil works and assemblies were responsibility of the Concessionaire, and the construction of five substations with turn-key equipment supply. These agreements are being challenged through a class action pleading the annulment of such agreements and the return of overpaid amounts. Currently the process is under legal technical calculation. Payments were suspended when the class action was filed. This amount is also registered as current liability, according to note 29.

13.5 Subordinated quotas (FIDC)

The amount of R$33,431(unaudited) (R$ 22,375 as of 31 December 2010 and R$29,925 as of 31 December 2009) is related to the acquisition of Receivables Investment Fund (FIDC)’ Subordinated Quotas.

Notes

13.6 Loan agreements

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

On 31 July 2010, the loan agreement entered into on 29 October 2008 was settled.

14. Compensation Account – CRC

The balances comprise of the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Current	796,505	—	—
Non current	357,126	1,164,415	1,153,687

	1,153,631	1,164,415	1,153,687

The balance of R$1,153,631 (unaudited) (R$1,164,415 at December 31, 2010 and R$1,153,687 at December 31, 2009), is derived from regular proceedings 93.00.02153-2, whose favorable decision by the Superior Court of Justice (STJ) (RESP 435948-RS) issued in 2005, became final and unappealable in 2009 through the Superior Court of Justice (STF).

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

In this context, the Concessionaire had an amount receivable of R$ 1,209,304 (unaudited), definitively recognized by the Court, inherent to the Compensation Account calculated on the base date of December 27, 2011, and of this amount the Concessionaire’s tax liabilities with the Federal Revenue Department of Brazil (RFB) in the amount of R$ 55,673 (unaudited) were offset directly with the Federal Government, according to the demonstrative table, composed as follows:

31/12/2011 (unaudited)

Amount homologated in Term of Agreement	1,209,304
Debt paid in installments according to law 11.941/2009	(25,600)
Debt paid in installments according to law 8.212/1991	(743)
BIB – Brasil Investment Bond Exchange	(1,635)
DMLP – Medium and long term debts	(27,695)

1,153,631

Notes

Accordingly, with respect to the credits of the CRC, R$ 1,153,631 (unaudited) remains due, which will be paid by the Federal Government through the issuance of Treasury Notes, Series B (NTN-B), according to the following characteristics:

I.	Base date: July 15, 2000

II.	Face value on the base date: R$ 1,000.00 (One thousand reais);

III.	Type: registered and negotiable;

IV.	Restatement of the face value: IPCA (Amplified consumer price index) of the previous month;

V.	Remunerative interest 6% p.a.

VI.	Payments of principal and interest:

•	Principal – in a single payment on the due date of the note;

•	Interest – semiannually, on the 15th of May and November, with adjustment of the term in the first period of flow.

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

15. Prepayments

The amount of R$686 (unaudited) (R$673 at December 31, 2010 and R$523 at December 31, 2009), corresponds to the ownership of PROINFA fund quotas on concessionaires of public service of transmission that serve unbound customer and/or those who produce energy for their own and sole use with consumption unit connected to the facilities of the Basic Network of the National Interconnected System Basic Network Interconnected System, as well as to the National Consumers Charges to Compensate (RGR).

16. Energy sale at Câmara de Comercialização de Energia Elétrica – CCEE

The value of R$136,466 (unaudited) (R$123,891 at December 31, 2010 and R$65,777 at December 31, 2009) refers to the electricity sold in the short-term market (CCEE), according to note 44.4.

CEEE-GT updated the balances recorded in financial statements in accordance with ANEEL Decision 2517, of August 26, 2010, as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Opening balance	123,891	65,777	65,136
Correction	12,575	61,610	3,751
Recovery	—	227	(8)
Losses	—	(3,723)	(3,102)

Closing balance	136,466	123,891	65,777

17. Deposits in court

The value of R$57,559 (unaudited) (R$62,298 at December 31, 2010 and R$6,007 at December 31, 2009) refers to court deposits for labour and civil lawsuits for which there is no likelihood of loss. The remaining court deposits are presented net and present, offsetting the balance for the Provision for Contingent Liabilities to which they relate (See Note 28).

18. Deferred income and social contribution taxes

Deferred income and social contribution taxes, calculated on temporarily non-deductible provisions, controlled in part “B” of the Taxable Income Assessment Book, and whose deductibility will occur through effective payment, or through reversal of such provisions.

Notes

Income tax is calculated at the rate of 15%, plus a surtax of 10% and social contribution tax is calculated at the rate of 9%.

18.1. Calculation Base for Deferred Tax Credits – Assets

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Ex-government provision (Law 3096/56)	299,047	289,214	298,473
Provision for labor contingencies	196,147	254,815	224,047
Provision for tax and civil contingencies	14,143	37,701	16,864
Other provisions	1,363	1,343	1,364

Calculation basis of temporary differences	510,700	583,073	540,748
Rate applicable (IR and CS)	34%	34%	34%

Total deferred tax credit on temporary differences	173,638	198,245	183,855

Negative social contribution base	88,743	61,099	—
Rate applicable (9%)	7,986	5,498	—
Tax losses to compensate	284,056	195,580	—
Rate applicable (25%)	71,014	48,895	—

Total deferred tax credit on tax losses and negative social contribution base	79,000	54,393	—

Total non current	252,638	252,638	183,855

18.1.1. Estimated realization of deferred tax credit

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

2010	—	—	18,367
2011	46,295	46,295	18,716
2012	36,089	36,089	17,963
2013	65,174	65,174	17,485
2014	51,858	51,858	17,043
2015	53,222	53,222	94,281

Total non current	252,638	252,638	183,855

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

18.1.2. Tax credits on income and social contribution tax loss carry forwards

At December 31, 2011, the Concessionaire had income and social contribution tax loss carry forwards. According to the legislation in effect, the limit for compensation of such losses is 30% of the taxable income calculated for each year. Those values are not subject to statute of limitations, and the respective tax credits were set up on the amounts that may be offset considering the Concession period.

18.2. Calculation basis of deferred tax liabilities

The balances of R$76,563 (unaudited) (R$91,633 at December 31, 2010 and R$106,703 at December 31, 2009) refers to the recognition of income and social contribution taxes on the asset and liability valuation adjustments resulting from the adoption of the deemed cost to the generating plants. Realisation of deferred tax liabilities shall occur to the extent such assets go through depreciation at the rates adopted by the Regulatory Agency.

Notes

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Equity evaluation adjustment (Attributed cost)
Calculation base	225,186	269,508	313,831
Rate applicable (IR and CS)	34%	34%	34%

Total deferred tax liabilities	76,563	91,633	106,703

Current	15,070	15,070	15,070
Non current	61,493	76,563	91,633

Total deferred tax liabilities	76,563	91,633	106,703

18.2.1. Estimated realization for deferred tax liability

Management has estimated the realisation of deferred tax liability for future years:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

2010		15,070	15,070
2011	15,070	15,070	15,070
2012	12,250	14,270	14,270
2013	12,250	13,844	13,844
2014	11,483	12,762	12,762
2015	25,510	20,617	35,687

	76,563	91,633	106,703

19. Concession

19.1. Financial asset of the concession

Composition of the balances for the financial asset of the transmission concession:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Current	303,624	303,624	302,188
Non current	813,873	814,596	723,171

	1,117,497	1,118,220	1,025,359

Management understands that the concession agreement complies with the terms required in order to apply Technical Interpretation IFRIC 12 – Concession Contracts, which provides guidelines to concessionaires on accounting for concessions of public service to private entities.

IFRIC 12 was considered to apply only to those assets exclusively at the service of the concession from which the Concessionaire receives remuneration from the capital invested. The administrative assets and those for general support, for which the Concessionaire does not receive remuneration and which are considered to be part of the annual permitted income aimed to cover operational and maintenance costs, including the annual costs of fixed and permanent assets.

Based on an analysis of Concession Contract 055/2001 and Concession Contract 080/2002, management understands that the “financial” model is the best method that represents the electricity transmission business, given that the infra-structure constructed or received is recovered by means of two cash flows:

I.	the part to be received directly from the users delegated by the conceding power (generators, distributors, free consumers, exporters and importers) through monthly billing of guaranteed income (RAP) during the concession period; and

Notes

II.	the part to be received for indemnity for reversion of assets at the end of the concession period, to be received directly from the conceding power or from the entity delegated to perform this task.

Management understands that it is impractical to retroactively apply the norm to Concession Contract nº 055/2001 and the Concessionaire adopted, in the transition to IFRIC 12, the previous book values for the financial and intangible assets, irrespective of the prior classifications. Concession Contract 080/2002 was recalculated and the adjustments that refer to recognition of financial income, amortization of financial assets and income and construction costs were reclassified to prior year results.

The Concession’s financial asset is amortized based on management’s assumptions, which established the fair value of the annual permitted income to be allocated for reintegration of capital invested in the infrastructure. Amortization of the financial asset represents approximately 70% of the RAP on a straight line basis, for the transmission installations.

Correction of the financial asset from the transmission concessions is calculated based on the internal rate of return for each concession contract, which is recognized to results for the year.

Additions and disposals resulting from expansion of the concession’s infrastructure or replacement of items are incorporated or written off the balance for the financial asset, whenever they alter the cash flows, either through increasing annual permitted income or altering the value of the indemnity to be received at the end of the concession. Whenever the balance for the financial asset is altered due to additions or write offs, the Concessionaire calculates the new internal rate of return which will act as a basis for correcting the financial asset.

19.1.2. Changes in the concession’s financial assets

	Infra-structure within scope of ICPC 01
Cost	Contract 055/2001	Contract 080/2002	Total
Balance at December 31, 2009 – Represented	2,156,296	69,515	2,225,811

Construction and improvement services	119,249	—	119,249
Write off	(1,838)	—	(1,838)
Correction	268,424	8,047	276,471

Balance at December 31, 2010	2,542,131	77,562	2,619,693

Construction and improvement services	53,434	—	53,434
Write off	(18,488)	(210)	(18,698)
Correction	271,270	8,072	279,342

Balance at December 31, 2011 (unaudited)	2,848,347	85,424	2,933,771

Amortization and impairment losses
Balance at December 31, 2009 -Represented	(1,168,526)	(31,927)	(1,200,453)
Amortization for the period	(294,235)	(7,953)	(302,188)
Write off	1,167	—	1,167

Balance at December 31, 2010	(1,461,594)	(39,880)	(1,501,474)

Amortization for the period	(315,955)	(8,692)	(324,647)
Write off	9,793	54	9,847

Balance at December 31, 2011 (unaudited)	(1,767,756)	(48,518)	(1,816,274)

Book value
December 31, 2009	987,770	37,588	1,025,358

December 31, 2010	1,080,537	37,682	1,118,219

December 31, 2011 (unaudited)	1,080,591	36,906	1,117,497

19.2. Assets tied to the concession

According to articles 63 and 64 of Decree 41,019, of 26/02/1957, the assets and installations used in the transmission of electricity are tied to these services, and cannot be removed, sold, assigned or given in chattel mortgage guarantee without the prior and express authorization from the Regulatory Body. ANEEL Resolution 20/1999 regulates the separation of assets from concessions for public electricity services, granting prior authorization to separate the assets that do not serve the concession, when allocated for sale, and determines that the proceeds from the sale have to be deposited in a bank account tied to investing in the concession.

Notes

19.3. Liabilities tied to the concession for public electricity services

As from 01/01/2007, tied liabilities are now controlled as determined in ANEEL Instruction 3,073, of 28/12/2006, ANEEL Official Circulars 236, 296 and 1,314, of 08/02/2007, 15/02/2007 and 27/06/2007, respectively. The special obligations (non remunerated) represent the contributions from the Government, States, Municipals and Consumers, and also donations that are not dependent on any returns in favor of the donator and the subsidies for investments in the concession for public electricity services in transmission activities.

At the end of the concession period, the value of the special liabilities will be deducted from the financial asset to be indemnified.

19.4. Recoverable value of assets from the concession

The concession’s assets are periodically examined to check whether there is any evidence that the book values are greater than the amount to be recovered from use or from selling the assets.

The net book value of the corresponding assets is adjusted to its recoverable value, which is determined based on discounted future cash flows, whenever this is lower than the book value.

Reviews are made at the level of cash generating units, defined by the Concession contract as being those for which the Concessionaire can attribute future cash flows that are significantly independent. For purposes of analyzing the recoverable value of the assets, all of the adverse alterations to the business or regulatory environment are considered, together with the performance, taking into consideration the following aspects related to the electricity sector:

I.	The activities undertaken are supported by a concession contract, the objective of which includes ensuring the economic and financial equilibrium of the concession;

II.	The tariffs have to cover the costs required to undertake the activities, provided that the appropriate level of efficiency and accuracy of the accounting and financial information is guaranteed;

III.	Any extraordinary and relevant costs and any economic shortfalls will be subject to a tariff review;

IV.	The Concession contract or permission is long term, which enables better planning of the activities;

V.	The depreciation rates are consistent with those determined by the regulatory body, taking into consideration the estimated useful lives of the assets; and

VI.	At the end of the concession, the assets will be returned to the Government, and the Concessionaire will be reimbursed for the value of these assets, which will be determined in accordance with the specific norms established in the legislation applicable.

Every year the Concessionaire determines the recoverable value of its cash generating units and understands that no losses need to be recognized.

20. Assets and rights available for sale and income earning assets

The amount of R$2,152 (unaudited) (R$2,152 at December 31, 2010 and R$2,152 at December 31, 2009) refers to the cost of fixed assets which are not being used by the Concessionaire and will be sold.

Notes

21. Investments

21.1. Composition

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Permanent investment interests
Valued using the equity method	312,877	296,492	278,876
Valued at cost	4,961	892	882

	317,838	297,384	279,758

21.2. Permanent investment interests valued using the equity method

The balance refers to investments in the capital of the following companies:

	31/12/2011		31/12/2010		31/12/2009
	(unaudited)
	Lot of Thousand shares or quotas	Participation (%)	Lot of Thousand shares or quotas	Participation (%)	Lot of Thousand shares or quotas	Participation (%)
Maesa	22,624,633	6.66%	22,624,633	6.66%	22,624,633	6.66%
Enercan	25,326	6.51%	25,326	6.51%	25,326	6.51%
Jaguari	1,857,000	10.50%	1,857,000	10.50%	1,857,000	10.50%
Etau	3,489,534	10.00%	3,489,534	10.00%	3,489,534	10.00%
Ceran	153,000,000	30.00%	153,000,000	30.00%	153,000,000	30.00%
Chapecoense	10,000	9.00%	714,509,342	9.00%	540,519,314	9.00%

21.3. Financial information on investees (unaudited)

	Capital	Shareholders’ equity published	Adjustments qualified by the auditors	Shareholders’ equity adjusted	Profit (loss) published	Adjustments qualified by the auditors	Adjusted profit (loss)
Maesa	339,808	417,215	—	417,215	53,374	—	53,374
Enercan	388,787	821,831	(35,689)	786,142	128,902	(12,645)	116,257
Jaguari	17,680	13,706	(6,927)	6,779	135	(101)	34
Etau	34,895	80,322	—	80,322	25,331	—	25,331
Ceran	470,875	604,889	(58,539)	546,350	61,832	(13,718)	48,114
Chapecoense	714,509	756,573	(78,908)	677,665	57,905	(62,808)	(4,903)

(*)The independent auditors issued qualified reports for the investees, for not registering the following effects in their financial statements:

•	Not registering the obligation from the exploitation right (onerous concession) called Use of Public Asset (Enercan, Ceran and Chapecoense).

•	The depreciation rates for assets included in fixed assets are consistent with those stipulated by the conceding power (ANEEL) but do not consider the concession period (Enercan and Ceran).

•

Not recognizing the provision for losses on balances for financial investments with Santos Bank and not registering the taxes, interest for late payment and fines charged on the financial loan agreed between related parties (Jaguarí).

Management decided that, for purposes of calculating equity in income, the concessionaire should adjust the financial statements of the investees to include the effects of the qualifications presented by the independent auditors.

Notes

21.4 Changes in investments

	(unaudited)
Business	Balances as of 31.12.2010	Capital Increase	Equity in income	Dividends	Balances as of 31/12/2011
Maesa	24,258	—	3,554	(34)	27,778
Enercan	48,056	—	5,163	(1,994)	51,225
Jaguari	868	—	(156)	—	712
Etau	6,541	—	2,533	(1,042)	8,032
Ceran	153,877	—	14,434	(4,406)	163,905
Chapecoense	62,892	—	(429)	(1,238)	61,225

	296,492	—	25,099	(8,714)	312,877

Business	Balances as of 31.12.2009	Capital Increase	Equity in income	Dividends	Balances as of 31/12/2010
Maesa	23,533	—	732	(7)	24,258
Enercan	44,041	—	8,145	(4,130)	48,056
Jaguari	718	—	150	—	868
Etau	6,499	—	1,646	(1,604)	6,541
Ceran	146,584	—	11,007	(3,714)	153,877
Chapecoense	57,502	6,767	(1,377)	—	62,892

	278,877	6,767	20,303	(9,455)	296,492

Business	Balances as of 01.01.2009	Capital Increase	Equity in income	Dividends	Balances as of 31/12/2009
Maesa	21,442	—	2,091	(1)	23,533
Enercan	37,085	—	9,350	(2,395)	44,041
Jaguari	723	—	(5)	—	718
Etau	4,960	—	2,054	(515)	6,499
Ceran	142,092	—	8,637	(4,145)	146,584
Chapecoense	21,337	36,341	(176)	—	57,502

	227,639	36,341	21,951	(7,056)	278,877

21.4.1. Machadinho Energética S/A – MAESA

In July 1997, a concession contract was formalized between Empreendimento Machadinho, formed by TRACTEBEL and Machadinho Energética S.A. – MAESA, and the Conceding Power to construct and exploit the UHE Machadinho with 1,140 MW voltage, which became commercially operational in 2002.

CEEE-GT is part of MAESA, and in 2007 increased its investment interest through the acquisition of part of the shares sold by the company Centrais Elétricas de Santa Catarina – CELESC.

As a result of this acquisition, the Concessionaire’s interest in MAESA and therefore in Empreendimento Machadinho, increased to 6.66% (previously 5.86%) and 5.53% (previously 4.85%) respectively, representing voltage of 63 MW and guaranteed electricity of an average of 26.16 MW.

21.4.2. Campos Novos Energia S/A – ENERCAN

This refers to the investment of 6.51% in the company Campos Novos Energia S/A – ENERCAN, located in Rio Canoas, between the municipals of Campos Novos and Celso Ramos, in the state of Santa Catarina, through Concession Contract number 43/2000, with Agência Nacional de Energia Elétrica – ANEEL. Installed voltage corresponds to 880 MW, and the first generating unit started to operate on February 03, 2007, the second unit on February 17, 2007 and the 3rd unit started to operate on May 09, 2007.

21.4.3. Jaguari Energética S/A

This refers to the investment of Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT in Jaguari Energética S/A, for the construction of PCH Furnas do Segredo, located on the River Jaguari, in the State of Rio Grande do Sul, which started to operate in September 2005.

Notes

On August 30, 2004, the Concessionaire’s investment decreased from 30% to 14.19% in accordance with Directors’ resolution 2,124, because the Quotaholders’ Agreement establishes that the shareholder Guascor would finance its own capital in the Concessionaire in the event the company obtained minimum financing of 80%, but this was not approved by BNDES, which financed 55.2% of the project.

In August 2004, a loan contract was agreed between Guascor Serviços Ltda and CEEE-GT, for the amount of R$1,857 for the capital payment from the Concessionaire in the investee. The Concessionaire will pay the creditor through dividends which will be entitled to the results of Jaguari Energética S/A.

In November 2006, in accordance with Directors’ Resolution 486, the Concessionaire did not express any interest in accompanying the amounts invested determined by the company’s other shareholders, and reduced its investment to 10.5%.

21.4.4. Empresa de Transmission do Alto Uruguai S/A – ETAU

On 18 December 2002, Empresa de Transmissão do Alto Uruguai S/A – ETAU, agreed concession contract 82/2002 – ANEEL. The objective of the concession is to provide public electricity services for the transmission line Campos Novos, Lagoa Vermelha, Santa Marta 230 kV; which becameoperational on April 17, 2005. The Concessionaire holds an investment of 10% in ETAU, with the corresponding capital paid up through the issue of promissory notes “pro soluto”, which will be redeemed monthly until settlement of its interest in the enterprise’s equity, through the Operation and Maintenance Contract ETAU/CEEE-GT.

21.4.5. Companhia Energética Rio das Antas – CERAN

Refers to the investment of 30% in Companhia Energética Rio das Antas—CERAN, for implantation and exploitation of hydraulic enterprises at the Castro Alves, Monte Claro and 14 de Julho plants, all located in the State of Rio Grande do Sul, with installed voltage equivalent to 360 MW. On 29 December 2004, the first of the two turbines from the Monte Claro Hydroelectric plant became operational and on November 29, 2006, the second turbine, with total installed voltage of 59 MW, became operational. The first turbine from UHE Castro Alves became operational on March 04, the second on April 02, and the third on June 06, 2008. The UHE 14 de Julho started to supply electricity from the first generating unit on December 25, 2008 and from the second unit, on March 13, 2009

21.4.6. Foz do Chapecó Energia S/A

On March 01, 2007, Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT, together with CPFL Geração de Energia S/A and Chapecoense Geração S/A, signed the Shareholders’ Agreement for Foz do Chapecó Energia S/A – FCE, a specific purpose company, cancelling the consortium previously formalized between the parties.

ANEEL Authorization Resolution 879, of April 17, 2007, authorized the transfer of the quota part held by Chapecoense Geração S/A in the concession, from UHE Foz do Chapecó to Foz do Chapecó Energia S/A – FCE, altering the shareholding structure to the following: CPFL – 51%, CEEE-GT – 9% and Chapecoense – 40%.

The installed voltage of the plant located on River Uruguai, between the cities of Águas de Chapecó in the State of Santa Catarina, and Alpestre in the State of Rio Grande do Sul, will correspond to 855 MW, distributed between four generator groups, and in March 2011, was operating at maximum capacity.

BNDES approved the financing for the enterprise, for the amount of R$1,658 billion, for which the financing period is from the usage, with a grace period to September 15, 2011, and amortization in 192 months. The Concessionaire signed the contract as the intervenient in the financing operation and invested capital in December 2007, amounting to R$5,9 million, which was repassed through a loan from Banco Bradesco directly to Foz do Chapecó Energia S/A.

Notes

21.5. Permanent investment interests valued at cost

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Centrais Elétricas S.A – ELETROSUL	2,260	2,260	2,260
(-) Valuation allowance – ELETROSUL	(1,936)	(1,936)	(1,936)
Piratini Energia S.A.	10	10	—
Transmissora Porto Alegrense LTDA.	4,074	4	4
Other investments valued at cost	553	554	554

Balance of investments at cost	4,961	892	882

21.5.1. Centrais Elétricas S.A. – ELETROSUL

Refers to the investment interest of 0.116% in the Capital of Centrais Elétricas S.A. – ELETROSUL.

21.5.2. Piratini Energia S/A

Refers to the investment interest of 10% in Piratini Energia S/A, which is the owner of Usina Termelétrica Piratini, located in the city of Piratini/RS, with capacity to produce 10 MW using wood residues derived from the wood industries in the region.

21.5.3. Transmissora Porto Alegrense Ltda

In June 2009, Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT and PROCABLE Energia e Telecomunicações incorporated a Specific Purpose Company called TPAE – Transmissora Porto Alegrense de Energia Ltda. which won the bid from ANEEL – process 48500.000368/2009-18 to exploit the concession for public service for the transmission of electricity, through the construction, assembly, operation and maintenance of the Underground Transmission Line enterprise at 230kV Porto Alegre 9 – Porto Alegre 4.

According to the Memorandum of Understanding, agreed between the parties, the Concessionaire will be responsible for the operation and maintenance of the enterprise, for the environmental licenses, reviews, technical follow up and investigation of the works and PROCABLE will be responsible for preparing the Basic and Executive Project for the Enterprise, construction, supply of materials, civil works, installations, tests and commissioning. The Concessionaire and PROCABLE will be jointly responsible for structuring and contracting financing to implant the enterprise.

The Concessionaire holds a 20% interest in the capital of Transmissora Porto Alegrense Ltda.

Notes

22. Property, plant and equipment

	Plots of land	Reservoirs and dams	Buildings and improvements	Machinery and equipment	Vehicles	Furniture and accessories	Work in process	Infrastructure ICPC 01	Total
Cost or deemed cost

Balance as of 31 December 2009	27.905	1.737.524	236.755	2.694.725	12.732	4.303	143.874	(1.882.613)	2.975.207

Additions	—	—	—	—	—	—	146.113	(133.113)	13.000
Write-offs	—	—	(428)	(5.681)	(158)	(181)	—	1.838	(4.610)
Transfers to Property, plant and equipment items in service	50	—	855	71.392	2	271	(72.570)	—	1
Other	106	—	—	(1)	—	(18)	—	—	87

Balance as of 31 December 2010	28.061	1.737.524	237.182	2.760.435	12.576	4.375	217.417	(2.013.888)	2.983.684

Additions	—	—	—	—	—	—	89.725	(53.137)	36.588
Write-offs	(9)	—	(22)	(14.933)	(174)	(95)	—	9.124	(6.109)
Transfers to Property, plant and equipment items in service	488	—	2.710	34.735	—	74	(38.765)	—	(758)
Other	—	—	—	—	—	—	21	—	21

Balance as of 31 December 2011 (unaudited)	28.540	1.737.524	239.869	2.780.236	12.403	4.355	268.398	(2.057.901)	3.013.426

Depreciation and impairment loss

Balance as of 31 December 2009	—	(1.486.000)	(196.845)	(1.698.254)	(9.292)	(3.786)	—	935.056	(2.459.124)

Depreciation in period	—	(29.007)	(5.174)	(72.710)	(1.617)	(112)	47.210	—	(61.410)
Write-offs	—	—	262	4.311	180	179	(1.167)	—	3.765

Balance as of 31 December 2010	—	(1.515.007)	(201.757)	(1.766.653)	(10.729)	(3.719)	46.043	935.056	(2.516.770)

Depreciation in period	—	(29.007)	(4.991)	(73.162)	(1.363)	(105)	—	47.772	(60.856)
Write-offs	—	—	8	10.764	91	92	—	(5.311)	5.644

Balance as of 31 December 2011 (unaudited)	—	(1.544.014)	(206.739)	(1.829.051)	(12.000)	(3.733)	46.043	977.517	(2.571.983)

Book value

As of 31 December 2009	27.905	251.523	39.910	996.471	3.439	517	143.874	(947.557)	516.082

As of 31 December 2010	28.061	222.516	35.425	993.782	1.846	656	263.460	(1.078.832)	466.914

As of 31 December 2011 (unaudited)	28.540	193.510	33.130	951.185	403	622	314.441	(1.080.384)	441.442

The Concessionaire’s fixed assets comprise generation plants, administrative assets, vehicles and fixtures and fittings, which are also available to the transmission concessions, but which are not considered to be covered by IFRIC 12.

These administrative and support assets are acquired ready for use in the majority of cases, and are used in the operations as soon as they are received by the company. Therefore, in the composition of historic costs for allocating central administration costs or interest on the works in progress, if included, they are immaterial. These assets, which do not contribute directly to generating cash, are stated at acquisition cost, which according to Management, is the best estimate of the fair values.

Deemed Cost

The Concessionaire evaluated its generation plants and opted to adopt deemed cost and adjusted the opening balances on the transition date at January 01, 2009 for comparison purposes.

The fair values used for adopting deemed cost were estimated by internal specialists (engineers) with professional skills and experience, objectivity and technical knowledge of the assets being evaluated. In order to undertake this work, the internal specialists considered the fair values for recovery permitted by the regulatory body and also the useful economic lives estimated by the regulatory body and accepted by the market as being adequate. The evaluation was based on the depreciated reposition cost method, which is used in the tariff review processes for electricity distribution companies.

Notes

23. Intangible assets

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Cost
Opening balance	2,596	1,972	1,751
Additions	885	642	341
Write-offs	(302)	(18)	(120)
Other	757	—	—

Total cost	3,936	2,596	1,972

Amortization
Opening balance	(896)	(704)	(560)
Amortization for the year	(153)	(210)	(229)
Write-offs	2	18	85

Total amortization	(1,047)	(896)	(704)

Total balance	2,889	1,700	1,268

This refers to licenses for rights to intellectual property, constituted for expenses incurred from acquiring the licenses and other expenses for additional services for productive use of software. These assets are amortized on a straight line basis.

24. Suppliers

The balances comprise of the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Charges from use of grid	4,049	3,641	3,900
Electricity purchased for resale	1,190	1,185	—
Materials and services	16,734	21,557	13,205
Short term electricity - CCEE (see note 47.4)	—	—	1
Contractual retention	31,219	32,894	15,920

	53,192	59,277	33,026

The amount of R$1,190 (unaudited) (R$1,185 at December 31, 2010) refers to a contract of electricity purchase signed on March 05, 2010 between Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT (buyer) and Foz do Chapecó Energia S/A (seller) with the supply period being from September 01, 2011 to December 31, 2011.

25. Payroll – Withholdings

The value of R$ 8,730 (R$ 10,013 as of 31 December 2009 and R$8,948 as of 31 December 2009) refers to consignments in favour of third parties and taxes and social contributions withheld at source.

Notes

26. Tax and social contributions

The balances comprise of the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

CURRENT
Value added sales tax – ICMS	5	962	—
Contribution to National Social Security Institute – INSS	2,599	2,996	2,767
Contribution to Social security financing – COFINS	4,074	3,664	3,493
Contribution to Social Integration Program- PIS / PASEP	884	795	758
Contribution to Guarantee Fund for Service Period – FGTS	1,499	1,321	1,171
Provision for income tax and social contribution	8,238	118	2,721
Tax debts in installments Law 11941/09	—	9,200	17,279
Installment paid of social security	—	280	306
Others	344	540	690

	17,643	19,876	29,185

NON CURRENT
Tax debts in installments Law 11941/09	—	59,573	59,574
Installment paid of social security	—	587	867

Total	—	60,160	60,441

	17,643	80,036	89,626

26.1. Installments payment of tax debts – Law 11.941/09

On November 20, 2009 the Concessionaire filed a request for installment payment of tax debts with the Federal Revenue Services and the General Attorney for the National Treasury, under the terms of Law 11.941, of May 27, 2009 and Joint Ruling PGFN/RFB number 06, of July 22, 2009.

The debts refer to the Social Integration Program – PIS and Social Contribution for Social Security Financing – COFINS, and the tax liabilities with the National Social Security Institute – INSS.

With respect to the Special Installments – PAES, introduced by Law 10,684, of May 31, 2003, the Concessionaire transferred the remaining balance with the treasury entity, to be settled in accordance with the criteria from Law 11,941/09.

In June 2011 the Company consolidated the debts, in accordance with the terms of joint ruling PGFN/RFB Number 02/11, however, the balance outstanding at December 27, 2011 was compensated with the CRC Term of Agreement (see note 14).

26.2. Social security installments

The installments refer to Assessment 35.572.001-9. The Concessionaire received the assessment on August 25, 2005 for not declaring information on payments of labor claims in the Payment Document for FGTS—Guarantee Fund for Service Period and the GFIP—Social security Information. After the appeal filed by the Concessionaire was rejected, the balance remaining was R$2,186 and was compensated against the appeal deposit previously made for the amount of R$656. The remaining balance of R$1,530 is being paid in 60 installments, corrected by the SELIC rate, and the balance of R$743 at December 27, 2011 was compensated with the CRC Term of Agreement (see note 14).

Notes

27. Loans, financing and other funding

The balances comprise of the following:

27.1. Loans and financing and Other funding

								31/12/2011 (unaudited)				31/12/2010				31/12/2009
	CONTRACT BASE							MATURITY TERMS				MATURITY TERMS				MATURITY TERMS
	INDEX	Average percentage of fixed charges p.a.	INS TALL MENT	MATURITY		WAR RAN TY	PURPOSE	PRINCIPAL		CHAR -GES	TOTAL	PRINCIPAL		CHAR -GES	TOTAL	PRINCIPAL		CHAR -GES	TOTAL
CREDITOR				Start	End			CURR -ENT	NON CURR -ENT			CURR -ENT	NON CURR -ENT			CURR -ENT	NON CURR -ENT
DOMESTIC CURRENCY

ELETROBRÁS	UFIR	5% to 6,5%	Q	19.09.90	15.02.17	03	Investment	4,007	—	40	4,047	1,574	4,007	56	5,637	1,580	5,581	72	7,233
ELETROBRÁS	TJLP	4%	M	19.03.98	30.05.10	03	Investment	—	—	—	—	—	—	—	—	10,179	—	—	10,179
ELETROBRÁS	Aver. rate.FINEL	5% to 6,5%	M	27.12.95	30.08.10	03	Investment	—	—	—	—	—	—	—	—	482	—	—	482
ELETROBRÁS	RGR	5% to 7%	M	13.03.00	30.04.19	03	Investment	71,556	—	339	71,895	3,595	28,178	—	31,773	4,353	31,773	—	36,126
ELETROCEEE / RENT / PROPERTY	INPC	9%	M	11.10.01	31.05.13	03	Financing	8,254	2,097	—	10,351	6,871	9,111	—	15,982	5,703	14,773	—	20,476
BANCO DO BRASIL – LEASING	CDI	4%	M	30.06.06	01.05.12	03	Vehicle leasings	1,850	—	2	1,852	5,360	1,453	4	6,817	4,625	5,736	6	10,367

TOTAL DOMESTIC CURRENCY								85,667	2,097	381	88,145	17,400	42,749	60	60,209	26,922	57,863	78	84,863

FOREIGN CURRENCY

ELETROBRÁS	US$	5% to 6,5%	S	27.07.67	01.01.11	03	Investment	—	—	—	—	—	—	—	—	271	—	—	271
GOV. FED. BCOS .PRIV – DMLP	US$	5%	S	15.08.97	15.04.24	01/02	Investment	—	—	30	30	6,182	67,166	711	74,059	6,479	76,868	895	84,242
BRAZILIAN I. BOND – BIB	US$	6%	S	19.09.97	15.09.13	01/02	Investment	—	—	1	1	721	1,443	40	2,204	756	2,268	55	3,079

TOTAL FOREIGN CURRENCY								—	—	31	31	6,903	68,609	751	76,263	7,506	79,136	950	87,592

TOTAL DOMESTIC CURRENCY + FOREIGN CURRENCY								85,667	2,097	412	88,176	24,303	111,358	811	136,472	34,428	136,999	1,028	172,455

PLEDGES AND TIED DEPOSITS – DMLP	US$							—	—	—	—	—	(34,342)	—	(34,342)	—	(31,708)	—	(31,708)

TOTAL NET LOANS AND FINANCING								85,667	2,097	412	88,176	24,303	77,016	811	102,130	34,428	105,291	1,028	140,747

INVESTMENT FUND IN CREDIT RIGHTS – FILLEGIBLE	CDI	1,5%	M	24.02.06	08.03.10	04	Investment	—	—		—	—	—	—	—	11,829	—	—	11,829
INVESTMENT FUND IN CREDIT RIGHTS – FILLEGIBLE	CDI	1,85%	M	21.12.07	08.12.13	04	Investment	35,670	27,306	—	62,976	39,728	53,518	—	93,246	35,712	80,531	—	116,243
INVESTMENT FUND IN CREDIT RIGHTS – FILLEGIBLE	CDI	0,95%+ CDI or 109% from CDI	M	11.03.09	28.08.15	04	Investment	54,256	107,889	—	162,145	50,108	140,142	—	190,250	28,093	170,323	—	198,416

TOTAL OTHER FUNDING								89,926	135,195	—	225,121	89,836	193,660	—	283,496	75,634	250,854	—	326,488

CODES FOR GUARANTEES AND/OR BONDS				INSTALLMENT

01 – Contractual authorization to access current account				M - MONTHLY
02 – State participation fund				Q - QUARTERLY
03 – Proxy to access current account				S -SIX-MONTHLY
04 – Percentage of receivables from generation and transmission

TOTAL LOANS, FINANCING AND OTHER FUNDING								175,593	137,292	412	313,297	114,139	270,676	811	385,626	110,062	356,145	1,028	467,235

See note 45.

Notes

27.3. The long term installments for loans and financing fall due as follows:

PRINCIPAL
	31/12/2011 (unaudited)	31/12/2010	31/12/2009

2011	—	—	2,398
2012	—	42,620	69,202
2013	37,911	94,154	94,446
2014	51,112	58,070	59,930
2015	39,426	40,011	40,353
2016	4,943	1,406	1,532
2017	1,050	1,121	1,187
After 2017	2,850	33,294	87,097

	137,292	270,676	356,145

The composition of the balance for the debt by currency/index:

CURRENCY/INDEX
	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Dollar US$	0.00%	25.35%	22.22%
UFIR	0.00%	1.48%	1.57%
INPC	1.53%	3.37%	4.15%
RGR	0.00%	10.41%	8.92%
CDI	98.47%	59.40%	63.14%

	100.00%	100.00%	100.00%

27.4. Investment Fund in Credit Rights – FIDC I, FIDC III and FIDC V

The Concessionaire structured funding obtained through an investment fund in credit rights – FIDC I, introduced in the second semester of 2005, with Banco do Estado do Rio Grande do Sul – BANRISUL acting as the administrator and agent for receiving the Fund; The Risk Classification Agency was Standard & Poor’s and the Custodian is Deutsche Bank S.A. The operation was tied to generation and transmission receivables, for the total amount of R$123,000, where R$115,450 refers to senior quotas (investors) and the balance of R$7,550 to subordinated quotas (borrower). The financial settlement (receiving of resources) occurred in February and March 2006. The accounts receivable are transferred to the Fund at the time of billing, up to the limit of the monthly installment.

In 2007 the Concessionaire began negotiations with the financial market to constitute a new FIDC III, with the assignment of credit rights from some contracts for the sale of electricity and use of the transmission grid, for the amount of R$150 million.

As a result of the increase in the rating for the FIDC I, which occurred in 2006, to AAbr+, a favorable environment existed for tying the FIDC III to the same receivables as the FIDC I, in a subordinated manner, and not increasing the commitment of the Concessionaire’s operational income.

As a result of the negotiations undertaken and considering the Concessionaire’s different needs, part of the amount from the FIDC III was anticipated through the issue of promissory notes for the amount of R$50 million, which the Concessionaire received in September 2007.

In December 2007 the FIDC III fund was constituted and respective liquidation, resulting in the funds being received immediately by the Concessionaire, when the promissory notes were then redeemed.

Notes

In order to obtain funds for investment, and to meet the cash requirements for 2009, the Concessionaire agreed a contract term with Banco do Estado do Rio Grande do Sul – BANRISUL aimed at structuring the FIDC V, for the amount of R$200,000 with funds derived from FI – FGTS. The fund was made available on March 11, 2009.

27.5. Financial Leases

The Concessionaire leases the majority of its vehicles. These assets are classified as financial leases, given that all of the significant risks and benefits are transferred to the Concessionaire.

The future lease payments fall due as follows:

	(unaudited)
	Minimum LeasingPayment	Interest	Present value

December 31, 2011	5,611	35	5,576
Before completing 1 year	2,156	5	2,151

	7,767	40	7,727

	Minimum LeasingPayment	Interest	Present value

December 31, 2010	4,328	55	4,273
Before completing 1 year	5,445	32	5,413
More than a year and less than 5 years	1,880	3	1,877

	11,653	90	11,563

The present value of future leasing payments is analyzed as follows:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

CURRENT	1,852	5,364	4,631
NON CURRENT	—	1,453	5,736

28. Post employment benefits

The Concessionaire sponsors two benefit plans administered by the ELETROCEEE Foundation, called the Single Plan and CEEEPREV. It is required to make retirement benefit payments to employees from ex-government bodies and also additional retirement amounts to ex-employees who have left the company through incentive retirement programs.

The balances comprise of the following:

	Note	31/12/2011 (unaudited)	31/12/2010	31/12/2009

CURRENT
Accounts payable for incentived retirement – CTP		1,797	2,557	9,898
Sponsor contribution – ELETROCEEE	44	3,977	3,869	3,070
Foundation loans ELETROCEEE Contr1254/95 Employees benefits	44	12,623	11,889	11,208
Provision for Compl Retirment for ex-govern Agencies – State law 3096/56 – EXA		42,891	39,996	40,091

		61,288	58,311	64,267

NON CURRENT
Accounts payable for incentived retirement – CTP		127	2,696	274
Contribuição Patrocinadora – ELETROCEEE		—	—	—
Foundation loans ELETROCEEE Contr1254/95 Employees benefits	44	70,480	78,270	84,989
Provision for Compl Retirment for ex-govern Agencies – State law 3096/56 – EXA		256,156	249,218	258,382

		326,763	330,184	343,645

		388,051	388,495	407,912

Notes

28.1. Accounts payable – Retirement Incentive program – CTP

As a result of the collective labor agreement, the Concessionaire is responsible for paying complementary retirement benefits for service time, which had been granted by the Official pension scheme to participants regularly registered with the ELETROCEEE Foundation and who had not yet completed all of the requirements to benefit from such, subsequent to which the ex-employee will retire through the Foundation. Consequently, Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT has registered a provision for the amounts due related to future commitments from these additional salaries, considering the average period for paying these benefits, adjusted to present values, including the contributions to the Foundation.

28.2. Sponsor’s contribution – ELETROCEEE

The Sponsor’s Contributions – ELETROCEEE refers to the Sponsor’s monthly contributions to the benefit plans referred to as the Single Plan and CEEEPREV and also the amount related to the CEEEPREV Amortization Reserve.

28.2.1. Defined benefit plan

This refers to commitments with the ELETROCEEE Foundation for the Defined Benefit Plan called the Single Plan.

28.2.2. Defined contribution benefit plan

The CEEEPREV plan was implanted in October 2002 with the migration of 59% of employee participants from the Single Plan, and was approved by the SPS – Secretary for Complementary Pension on August 8, 2002. For the participants that migrated from the Single Plan to the CEEEPREV Plan, the benefits accumulated in the original plan were settled.

28.3. ELETROCEEE Foundation contract 1254/95 – Employee benefits

The total actuarial liability includes the amount from the contract with ELETROCEEE n° SF 1254/95, which refers to the debt acknowledgement contract for contributions not paid, which was renegotiated in August 2003, in accordance with the fifth amendment term, with a grace period to December 2004, and amortization of the principal sums beginning again as from January 2005, and final payment forecast for July 31, 2018.

28.4. Provision for Ex-Government Agencies Complementary Retirement payments – State Law 3.096/56 – EXA

This provision refers to the Concessionaire’s commitment towards retired workers from ex-government bodies, remaining from the previous Electricity State Commission, this government agent was succeeded by Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT, through State Law 4.136/61, and has been registered in accordance with the actuarial calculation.

According to CVM 600, of 07/10/2009, which approved IAS Pronouncement 19 – Employee benefits, the information on benefits plans, pension commitments and the accounting policy adopted, is presented below.

28.5. Accounting policy adopted by the Sponsor for Recognizing Actuarial Gains and Losses

I.	Benefit Plan called Single Plan, Social Security Commitments CTP and Ex Government Agencies – The amount recognized for actuarial gains or losses shall correspond to the value of the gain or loss that exceeds the greater of 10% of the present value of the actuarial obligation and 10% of the fair value of the assets from the plan, as provided in item 92 of CVM Decision 600/09.

II.	Benefit Plan called CEEEPREV – For this plan, the actuarial risk (benefits below those expected) and the investment risk (assets invested and income from these assets insufficient to cover anticipated benefits) are the responsibility of the participants of the plan.

Accounting for the normal costs of the CEEEPREV, by the Company, is determined based on the values of the contributions made each period that represent the sponsor’s obligation during this period. Consequently, the calculations to determine the obligation or the expenses are those effectively incurred, and as a result, there is no actuarial gain or loss. Thus, recognition is based on the contributions made during the year.

Notes

With respect to the costs of past services, these are recognized on a straight line basis, as an expense, over the period for amortizing the provision to constitute with the CEEEPREV Plan. The actuarial gain or loss in relation to this commitment from past services is recognized fully during the year.

According to previous accounting practices, provided in CVM Instruction 371/00, accumulated actuarial losses, that fall within the limit of 10% of the present value of the obligation from defined benefits (corridor) have not been recognized to the Company’s profit or loss. Losses in excess of the corridor limit are recognized to profit or loss over the average remaining life of the participants of the Benefit Plan. This procedure was not altered by the new accounting practice established in IAS 19.

28.6. Description of the base used to determine the expected rate of return on assets from the CEEEPREV Plan and Single Plan

The real interest rate considered for the Single Plan is 5,50% per annum and for the CEEEPREV Plan it is 6,00% (not considering inflation). As determined in Brazilian Legislation for pension funds, the maximum interest rate for actuarial forecasts is 6,00% per annum plus inflation, therefore, the total forecast interest rate for the plans will be 11,71% per annum for the CEEEPREV and 11,19% for the Single Plan.

The forecast credit unit method was adopted for the actuarial evaluation of the CEEEPREV and Single Plans.

Notes

28.7. Reconciliation of assets and liabilities recognized in the balance sheet

Based on the results of the actuarial evaluation undertaken by independent actuaries, the Company registered a provision for additional contributions to the pension fund. The cost of past services for CEEEPREV, for the amount of R$ 131,443 (unaudited) at December 31, 2011 (R$ 144,801 at December 31, 2010 and R$ 158,160 at December 31, 2009) is being recognized by the Company over the remaining service period for the employees, estimated to be 10 years, as provided in item 96 of CVM Decision 600/09.

The reconciliation of assets and liabilities recognized in the balance sheet is presented below:

	31/12/2011 (unaudited)					31/12/2010					31/12/2009
RECONCILIATION OF PRESENT VALUE BALANCES OF ACTUARIAL OBLIGATION	Single Plan	CTP	EXA	CEEE -PREV BD	Total	Single Plan	CTP	EXA	CEEE -PREV BD	Total	Single Plan	CTP	EXA	CEEE -PREV BD	Total
Present value of actuarial obligation at start of year	(809.023)	(4.454)	(343.177)	(1.059.233)	(2.215.887)	(765.475)	(8.512)	(330.991)	(836.020)	(1.940.998)	(544.301)	(18.236)	(334.982)	(797.130)	(1.694.649)
Cost of current service	(687)	—	—	(11.726)	(12.413)	(642)	—	—	(11.126)	(11.768)	(450)	—	—	(10.532)	(10.982)
Interest charge	(91.351)	(354)	(37.357)	(60.714)	(189.776)	(88.478)	(514)	(36.758)	(18.145)	(143.895)	(71.818)	(1.747)	(42.653)	(92.055)	(208.273)
Actuarial gain/(loss)	(77.117)	(385)	(19.827)	(50.891)	(148.220)	(9.728)	(861)	(21.445)	(236.792)	(268.826)	(199.706)	3.483	981	3.502	(191.740)
Benefits paid by the plan	64.839	3.329	47.171	46.288	161.627	55.300	5.433	46.018	42.850	149.601	50.801	7.988	45.663	60.196	164.648

Present value of actuarial obligation at end of year	(913.339)	(1.864)	(353.190)	(1.136.276)	(2.404.669)	(809.023)	(4.454)	(343.176)	(1.059.233)	(2.215.886)	(765.474)	(8.512)	(330.991)	(836.019)	(1.940.996)

Present value of CEEEPREV CD part (Defined contribution)	—	—	—	(103.230)	(103.230)	—	—	—	(82.603)	(82.603)	—	—	—	(63.560)	(63.560)

Present value of actuarial obligation at end of year	(913.339)	(1.864)	(353.190)	(1.239.506)	(2.507.899)	(809.023)	(4.454)	(343.176)	(1.141.836)	(2.298.489)	(765.474)	(8.512)	(330.991)	(899.579)	(2.004.556)

	31/12/2011 (unaudited)					31/12/2010					31/12/2009
ANALYSIS OF ACTUARIAL OBLIGATION FROM THE PLAN	Single Plan	CTP	EXA	CEEE -PREV BD	Total	Single Plan	CTP	EXA	CEEE -PREV BD	Total	Single Plan	CTP	EXA	CEEE -PREV BD	Total
Part of present value of actuarial obligation with coverage	(720.969)	—	—	(1.132.881)	(1.853.850)	(660.828)	—	—	(933.660)	(1.594.488)	(681.492)	—	—	(918.204)	(1.599.696)
Part of present value of actuarial obligation without coverage	(192.370)	(1.864)	(353.190)	(3.395)	(550.819)	(148.195)	(4.454)	(343.176)	(125.573)	(621.398)	(83.982)	(8.512)	(330.991)	(139.536)	(563.021)

Total present value of actuarial obligation at end of year	(913.339)	(1.864)	(353.190)	(1.136.276)	(2.404.669)	(809.023)	(4.454)	(343.176)	(1.059.233)	(2.215.886)	(765.474)	(8.512)	(330.991)	(1.057.740)	(2.162.717)

Status of Plan	Parcial -mente coberto	Sem cobertura	Sem cobertura	Parcial -mente coberto		Parcial -mente coberto	Sem cobertura	Sem cobertura	Parcial -mente coberto		Parcial -mente coberto	Sem cobertura	Sem cobertura	Parcial -mente coberto

Notes

28.7. Reconciliation of assets and liabilities recognized in the balance sheet (continued)

RECONCILIATION OF BALANCES FOR FAIR VALUES OF ASSETS	31/12/2011 (unaudited)					31/12/2010					31/12/2009
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
Fair value of assets from plan at the start of the year	660,828	—	—	933,660	1,594,488	681,492	—	—	854,644	1,536,136	567,810	—	—	798,470	1,366,280
Expected return on assets from plan	75,760	—	—	54,067	129,827	80,093	—	—	—	80,093	76,641	—	—	95,545	172,186
Actuarial gain/(loss)	17,521	—	—	159,057	176,578	-74,102	—	—	98,921	24,819	60,845	—	—	(16,774)	44,071
Employer contributions	30,466	3,329	47,171	26,522	107,488	27,475	5,433	46,018	17,382	96,308	25,374	7,988	46,018	32,332	111,712
Contributions from plan participants	1,233	—	—	5,863	7,096	1,170	—	—	5,563	6,733	1,623	—	—	5,266	6,889
Benefits paid by the plan	(64,839)	(3,329)	(47,171)	(46,288)	(161,627)	(55,300)	(5,433)	(46,018)	(42,850)	(149,601)	(50,801)	(7,988)	(46,018)	(60,196)	(165,003)

Fair value of assets from plan at the end of the year	720,969	—	—	1,132,881	1,853,850	660,828	—	—	933,660	1,594,488	681,492	—	—	854,643	1,536,135

RECONCILIATION OF ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE SHEET	31/12/2011 (unaudited)					31/12/2010					31/12/2009
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
present value of actuarial obligation without coverage/ (in excess)	192,370	1,864	353,190	3,395	550,819	148,195	4,454	343,176	125,573	621,398	83,983	8,512	330,990	139,536	563,021
Amount not recognized as asset / (liability)	(96,185)	—	—	—	(96,185)	(74,098)	—	—	—	(74,098)	(41,991)	—	—	—	(41,991)
Cost of past service not registered	—	—	—	(131,443)	(131,443)	—	—	—	(144,801)	(144,801)	—	—	—	(158,160)	(158,160)
Actuarial gain /(loss) not recognized	(125,317)	60	(54,145)	128,455	(50,947)	(148,164)	799	(53,962)	20,289	(181,038)	(131,320)	1,660	(32,517)	—	(162,177)

Net actuarial Liability / (Asset) recognized at the end of the year	(29,132)	1,924	299,045	407	272,244	(74,067)	5,253	289,214	1,061	221,461	(89,328)	10,172	298,473	(18,624)	200,693

Actuary Liability Adjustment (*)	77,358	—	—	38,449	115,807	126,739	—	—	40,295	167,034	144,778	—	—	62,441	207,219

Liability recognized by the sponsor	48,226	1,924	299,045	38,856	388,051	52,672	5,253	289,214	41,356	388,495	55,450	10,172	298,473	43,817	407,912

(*)	The actuarial liability adjustment refers to additional amount presented in the actuary evaluation in order to consider the minimum liability assumed by the company in the ELETROCEEE Contract, number SF 1254/95 and the contribution by the sponsor as reported in note 26.3.

CHANGE IN NET LIABILITY / ASSET RECOGNIZED IN THE BALANCE SHEET	31/12/2011 (unaudited)					31/12/2010					31/12/2009
	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
(Liability) Asset recognized at the start of the year	74,067	(5,253)	(289,215)	(1,060)	(221,461)	89,329	(10,172)	(298,474)	18,623	(200,694)	4,212	(9,785)	(283,707)	1,340	(287,940)
Payments to the plan net of administration	30,466	3,329	47,171	26,521	107,487	27,475	5,433	46,018	17,382	96,308	25,374	7,987	45,663	32,332	111,356
Provision for benefit plans and other post employment benefits	(75,401)	(1)	(57,001)	(25,868)	(158,271)	(42,737)	(514)	(36,758)	(37,066)	(117,075)	59,742	(8,374)	(60,429)	(15,048)	(24,109)

(Liability) Asset recognized at the end of the year	29,132	(1,925)	(299,045)	(407)	(272,245)	74,067	(5,253)	(289,214)	(1,061)	(221,461)	89,328	(10,172)	(298,473)	18,624	(200,693)

Notes

28.7. Reconciliation of Assets and Liabilities Recognized in the Balance Sheet (continued)

	2011 - Real (unaudited)					2012 - Estimado (unaudited)
COMPOSITION OF EXPENSES FOR THE YEAR	Single Plan	CTP	EXA	CEEEPREV BD	Total	Single Plan	CTP	EXA	CEEEPREV BD	Total
Cost of current services	(344)	—	—	(11.726)	(12.070)	(388)	—	—	(12.358)	(12.746)
Contributions from participants	—	—	—	5.863	5.863	—	—	—	6.164	6.164
Interest	(45.675)	(354)	(37.357)	(60.714)	(144.100)	(49.174)	(81)	(38.459)	(130.239)	(217.953)
Expected return on assets from plan	37.880	—	—	54.067	91.947	39.350	—	—	131.756	171.106
Amortization of actuarial (gains) / losses	(67.262)	353	(19.644)	—	(86.553)	(79.650)	—	(18.825)	861	(97.614)
Amortization of past service	—	—	—	(13.358)	(13.358)	—	—	—	(13.358)	(13.358)

Total expenses for the year	(75.401)	(1)	(57.001)	(25.868)	(158.271)	(89.862)	(81)	(57.284)	(17.174)	(164.401)

Administration of plan	—	—	—	—	—	—	—	—	(452)	(452)
CEEEPREV CD Part (Defined contribution)	—	—	—	—	—	—	—	—	(4.404)	(4.404)

Total (expenses) /income for the year	(75.401)	(1)	(57.001)	(25.868)	(158.271)	(89.862)	(81)	(57.284)	(22.030)	(169.257)

Payments anticipated by the Company for the following year
Normal						16.217	2.040	49.713	8.808	76.778
Extraordinary						15.891	—	—	18.668	34.559
Administration	—	—	—	—	—	—	—	—	903	903

Total Payments anticipated for the Plan	—	—	—	—	—	32.108	2.040	49.713	28.379	112.240

	Single Plan				CEEEPREV BD
	2008	2009	2010	2011 (unaudited)	2008	2009	2010	2011 (unaudited)
Amounts:
Present value of actuarial liability from the plan	544.301	765.474	809.022	913.339	797.130	836.020	1.059.233	1.136.276
Fair value of assets from the plan	567.810	681.492	660.828	720.969	798.470	854.644	933.660	1.132.881
Technical surplus / (Deficit) from the plan	23.509	-83.982	-148.194	-192.370	1.340	18.624	-125.573	-3.395
Adjustments for experiences resulting from
Gains / (losses) as a percentage of liability from plan	-5,3%	-26,1%	-1,2%	-8,4%	-5,5%	-1,7%	-22,4%	-4,5%
Gains / (losses) as a percentage of assets from plan	-3,4%	8,9%	-11,2%	2,4%	4,1%	5,1%	10,6%	14,0%

	EXA				CTP
	2008	2009	2010	2011 (unaudited)	2008	2009	2010	2011 (unaudited)
Amounts:
Present value of actuarial liability from the plan	334.982	330.991	343.177	353.190	18.236	8.512	4.454	1.864
Technical surplus / (Deficit) from the plan	-334.982	-330.991	-343.177	-353.190	-18.236	-8.512	-4.454	-1.864
Adjustments for experiences resulting from
Gains / (losses) as a percentage of liability from plan	-5,6%	0,3%	-6,2%	-5,6%	-33,1%	40,9%	-19,3%	-20,6%

Notes

28.7. Reconciliation of assets and liabilities recognized in the balance sheet (continued)

ACTUARIAL ASSUMPTIONS ADOPTED	Single Plan	CTP	EXA	CEEEPREV BD
Discount rate for actuarial liability	5.50%	6.00%	6.00%	6.00%
Total interest rate for return on investments	11.19%	11.71%	11.71%	11.71%
Increase in salaries	5.39%	5.39%	5.39%	5.39%
General mortality table	AT-83	AT-83	AT-83	AT-83
Mortality table for disabled persons	AT-49	—	—	AT-49
Table for start of disability	Light-Média	—	—	Light-Média
Turnover	Nula	—	—	Nula
Retirement age - normal retirement	—	—	—	60 anos
Retirement age - settled benefit	55 anos*	—	—	55 anos*
Inflation rate	5.39%	5.39%	5.39%	5.39%

*	The professional has to retire through the INSS

	2011 (unaudited)
	Single Plan	CEEEPREV BD
CATEGORY OF ASSETS FROM THE PLAN
Government bonds	39.58%	38.84%
Privated credits and deposits - other companies	16.86%	16.54%
Privated credits and deposits - sponsors	1.70%	1.67%
Variable income - other companies	17.59%	17.26%
Investment Funds	21.23%	20.83%
Investments / Legal deposits	0.01%	0.01%
Real estate investments	1.01%	0.99%
Loans and financing	2.02%	3.86%

Total as percentage of assets from plan	100.00%	100.00%

	2011 (unaudited)
ANNUAL RETURN ON ASSETS	Single Plan	CEEEPREV BD
Real annual return on assets from plan	11.19%	11.71%

	2011 (unaudited)
	Single Plan	CEEEPREV BD
AMOUNTS INCLUDED IN FAIR VALUE OF ASSETS FROM PLAN
In financial instruments of the company	0.15%	0.00%
In property occupied by the company or assets used by it	0.00%	0.14%

29. Accrued liabilities

The balances comprise of the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Provision for vacations, 13th salary, bonuses and social security charges	20,046	21,682	14,032
Compliance bonus	136	142	213

	20,182	21,824	14,245

30. Consumer charges payable (RGR/CCC/CDE)

The balances comprise of the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Global Reversion Reserve - RGR	790	1,082	1,690
Fuel Consumption Account - CCC	6,720	5,457	2,102
Energy Development Account - CDE quotas	4,757	3,285	2,484

	12,267	9,824	6,276

Notes

30.1. Global Reversion Reserve – RGR

The purpose of the Global Reversion Reserve, created through Law 8,631, of March 4, 1993, is to provide funds for the reversion, expropriation, expansion and improvement of public electricity services. The amount refers to the monthly charge of 2009.

30.2. Fuel Consumption Account – CCC

The Fuel Consumption Account was created to subsidize the generation of electricity with the use of fossil fuels. It regulates the allocation of the acquisition costs of these fuels between all of the Concessionaires or those authorized in the country, to guarantee the financial resources to the supply of electricity to consumers in locations isolated from the generation and distribution system and also the generation of thermal-electricity to meet mainly the demand at the point of the interconnected systems, charging uniform tariffs.

30.3. Energy Development Account – CDE quotas

Through Law 10,438, of April 26, 2002, in article 13, was created the Energy Development Account aimming electricity development of the States and competitiveness of electricity produced from wind power, small hydroelectric centers, biomass, natural gas and national mineral charcoal in the areas attended by the interconnected systems, promoting the universalization of electricity services throughout Brazil, complying with resources limitation’s and ties provided in Legislation.

31. Provision for labor, civil and tax contingencies

The Concessionaire is party to legal processes related to labor and civil issues, which according to management’s evaluation, based on experiences from processes of a similar nature, represent probable, possible and remote risks. No provisions were registered for possible and remote risks.

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

CURRENT
	88,393	62,092	57,429
Provision for labour contingencies	891	4,288	12,725

Provision for civil contingencies
	89,284	66,380	70,154

NON CURRENT
Provision for labour contingencies	107,754	192,723	166,618
Provision for civil contingencies	7,943	31,078	1,804
Provision for tax contingencies	5,308	2,335	2,335
(-) Deposits in court	(37,021)	(15,313)	(57,141)

	83,984	210,823	113,616

	173,268	277,203	183,770

31.1. Composition of processes representing probable risks

The provision and accounts payable recognized for part of the processes whose risk of loss is considered probable, net of legal deposits, comprise the following:

	31/12/2011 (unaudited)
	Labor	Civil	Tax	Total
Current liabilities
Provision	88,393	891	—	89,284

Non current liabilities
Provision	107,754	7,943	5,308	121,005
(-) legal deposits	(36,911)	(110)	—	(37,021)

Total non current	70,843	7,833	5,308	83,984

Total	159,236	8,724	5,308	173,268

Notes

	31/12/2010
	Labor	Civil	Tax	Total
Current liabilities
Allowance	62,092	4,288	—	66,380

Non current liabilities
Allowance	192,723	31,078	2,335	226,136
(-) Legal deposits	(12,078)	(3,235)	—	(15,313)

Total non current	180,645	27,843	2,335	210,823

Total	242,737	32,131	2,335	277,203

	31/12/2009
	Labor	Civil	Tax	Total
Current liabilities
Allowance	57,429	12,725	—	70,154

Non current liabilities
Allowance	166,618	1,804	2,335	170,757
(-) Legal deposits	(50,167)	(6,974)	—	(57,141)

Total non current	116,451	(5,170)	2,335	113,616

Total	173,880	7,555	2,335	183,770

31.2. Change in provision for contingencies

	Changes in provision for contingencies

	Labor	Civil	Tax	Total
Opening balance January/2009	186,652	12,897	1,742	201,291

(+) New inputs	40,472	648	2,335	43,455
(-) Payments	(35,979)	(308)	—	(36,287)
(-) amounts reversed	(41,061)	(7,459)	(1,742)	(50,262)
(+) monetary correction	29,299	2,319	—	31,618
(-) deposits	(4,180)	(71)	—	(4,251)
(-) correction of deposits	(1,323)	(471)	—	(1,794)

(=) Closing balance Dec/2009	173,880	7,555	2,335	183,770

(+) Novos Ingressos	83,687	32,057	—	115,744
(-) Payments	(40,866)	(2,555)	—	(43,421)
(-) amounts reversed	(39,764)	(11,164)		(50,928)
(+) monetary correction	27,712	2,498	—	30,210
(-) deposits	409	1,330	—	1,739
(-) correction of deposits	37,679	2,410	—	40,089

(=) Closing balance Dec/2010	242,737	32,131	2,335	277,203

(+) New inputs	70,248	252	2,973	73,473
(-) Payments	(66,132)	(30,260)	—	(96,392)
(-) amounts reversed	(89,530)	(1,359)	—	(90,889)
(+) monetary correction	26,745	4,836	—	31,581
(-) deposits	(42,566)	450	—	(42,116)
(-) correction of deposits	17,734	2,674	—	20,408

(=) Closing balance Dec/2011 (unaudited)	159,236	8,724	5,308	173,268

Notes

31.3. Nature of claims

31.3.1. Labor

The Concessionaire permanently improves the calculations for contingencies based on historic data of payments, aimed at finalizing the legal discussions of labor issues. A detailed analysis was performed of the chances of a successful outcome for the Concessionaire, involving labor processes, in order to support an appropriate decision as to whether or not to register provisions. The estimates of the outcomes and financial effects of the contingencies were determined based on Management’s judgment, considering the history of losses from processes of the same nature and the expected outcome for each process.

The main claims filed against the Concessionaire refer to demands for rescission payments, joint liability, complementary retirement payments, individual responsibility, employment relationship, Employment Service Period Guarantee Fund (FGTS), correct classifications and bonuses for no absences and others.

31.3.1.1. Legal agreements for labor claims

The Concessionaire signed labor agreements for labor claims, with the Engineers Union – SENGE and the Electricians Union for Rio Grande do Sul – SENERGISUL; the amounts are reported in notes 29.3 and 35.

31.3.2. Civil

The Concessionaire is cited in various legal processes of a civil nature, for which a provision has been registered for the amounts that the legal advisors consider to represent probable payments, based on an individual analysis of the processes. The claims filed against the Concessionaire refer to agreements for material and moral damage, interruptions to collections, lawyers’ fees, contract for the purchase and sale of electricity, misappropriation and review of contracts.

31.3.3. Tax

The amount registered refers to social security contributions, provisioned to cover assessment number 35.067.180-0, filed by INSS investigation authorities, given the supposed nonpayment of these contributions. The taxpayer’s defense has been filed in the administrative sphere, the outcome of which, according to legal opinion, is a probable loss.

With respect to processes which according to the legal opinion, represent anticipated possible losses, the main questions refer to the following:

31.3.3.1. Social security contributions

The Concessionaire was successful in its legal claim to Compensate Credits derived from the demand from the Rural Laborer Social Security and Assistance Fund – FUNRURAL, legal process number 98.00.26268-7.

Supported by the legal decision, the Company decided to make compensations with contributions due from the years 2006 and 2007, these compensations are being discussed in the administrative sphere and amount to approximately R$ 14,050 (unaudited).

Also with respect to social security contributions, the taxpayer questioned the charges inherent to the supposed under payment on the services contracted and also any inconsistencies in accessory obligations, which amount to approximately R$ 9,618 (unaudited).

31.3.3.2. Federal Taxes (PIS, COFINS, IRPJ, CSLL, IRRF)

With respect to federal taxes, the Concessionaire has approximately R$ 65,794 (unaudited) in compensations for which homologation is being discussed with the treasury entity, and refer mainly to incorrect payments of PIS e COFINS, given the extinction of article 3, paragraph 1 of Law 9.718/98, and in relation to that stated in law 10.833/03, article 10º, clause XI.

Notes

31.3.3.3. City Government taxes – ITBI

Of the amount of R$5,308 (unaudited), R$1,700 (unaudited) refers to debts tied to ITBI, and the taxpayer based its defense on legal process 001/1.06.0259001-2, which was sentenced in December 2011. The taxpayer did not receive a successful outcome for this claim, and therefore agreed to make administrative installment payments to the Municipal of Porto Alegre in February 2012, for the amount of R$ 1,715 (unaudited) in 24 installments, with the first payment made on 23/02/2012.

32. Research and development program

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Current
R&D funds	21,497	17,542	13,841
FNDCT funds	538	495	495
MME funds	269	248	247

Total	22,304	18,285	14,583

Non-current
R&D funds	3,274	2,837	2,814

Total	3,274	2,837	2,814

The R&D is an investment program established by Agência Nacional de Energia Elétrica – ANEEL for electricity concessionaires, calculated based on the companies’ net operational income, which results in technology development and training. The Concessionaire makes an annual allocation of at least 1% of net operational income to the Research and Development Program.

Of the amounts allocated to R&D, 40% is invested in research and development projects, 40% is contributed to the National Fund for Scientific and Technology Development – FNDCT, and 20% to the Mining and Energy Ministry – MME.

33. Other liabilities

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Current
Financial Compensation for the Use of Water	1,580	3,612	4,592
Obligations with Transmission Works	13,939	11,560	12,251
Profit Sharing - PPR	3,082	2,783	2,662
Consumers	—	100	—
Obligations with affiliated companies	4	4	2,505
Grafic accout (see note 44)	720	—	—
Adjustment portion - Permitted Annual Revenue	4,386	18,045	8,778
Legal agreement - civil - ABB	7,560	—	—
Legal agreement – labor	20,152	—	—
Provision for assessments	17,070	—	—
Other payables	38,028	5,973	5,930

Total	106,521	42,077	36,718

Non-current
Trade accounts payable - Contracts 1000-1001/87 (see note 13.4)	39,941	39,941	39,941
Obligations with Enterprises	33,038	33,038	33,038
Provision for Notice of Violation	1,771	15,250	13,891
Compliance Bonus	1,227	1,210	1,227
Legal agreement - civil - ABB	29,550	—	—
Legal agreement – labor	62,329	—	—
Other	10,342	5,687	5,499

Total	178,198	95,126	93,596

Notes

33.1. Obligations with affiliated companies

The amount of R$ 4 (unaudited) (R$ 4 on December 31, 2010 and R$ 2,505 on December 31, 2009) refers to the Companies’ participation on the Transmissora Porto Alegrense Ltda.

33.2. Adjustment Portion – Permitted Annual Revenue

The amount of R$4,386 (unaudited) (R$18,045 as of 31 December 2010 and R$8,778 as of 31 December 2009) refers to the adjustment portion on the permitted annual revenue of Transmission, whose amounts were approved by Resolutions 1021/2010 and 843/2009.

Details about Electricity Rate Revisions approved in 2010 are disclosed in note 47.2.

33.3. Legal agreement – Civil – ABB

The amount of R$ 7,560 (unaudited) on the current account and R$ 20,550 (unaudited) on the non-current, refer to a civil legal agreement by the ABB – Ltda. The conciliation process has been effective since December 2011, the obligation value sums up to R$ 41,233 (unaudited). This amount will be paid in 60 monthly straight payments, corrected, monthly, by the IGP-M index (CPI). Six payments have already been paid, which leaves a total of 54 open payments.

33.4 Legal agreement – labor (unaudited)

	(unaudited)
	Current	Non current	Total

Engineers union for the State of Rio Grande do Sul - SENGE	13,642	44,338	57,980
Senergisul	6,510	17,991	24,501

	20,152	62,329	82,481

33.3.1 Engineers union for the State of Rio Grande do Sul - SENGE

The Concessionaire reached a legal agreement with respect to the labor claims filed by SENGE. The reconciliation process was concluded in April 2011, and resulted in the liability amounting to R$68,212 (unaudited). The amount agreed is to be paid in 60 monthly, consecutive installments, corrected monthly by the IGP-M, and 09 (nine) installments have already been settled. The effects on the results are reported in Note 39.

33.3.2. Union of Active Salaried workers, retired employees and pensioners from Electricity Generation, Transmission or Distribution companies, or similar in the state of Rio Grande do Sul and Assisted by Private Social Security Foundations in the Electricity Sector – SENERGISUL

The Concession reached a legal agreement for the labor claims filed by SENERGISUL. The reconciliation process was implemented in May 2011. The liability for which CEEE-GT is responsible, amounts to R$ 32,549 (unaudited). The amount agreed is to be paid in 60 monthly consecutive installments, with the first ten installments for the amount of R$ 1,006 (unaudited) and the remaining installments for the amount of R$ 450 (unaudited), corrected monthly by the IGP-M, with 09 (nine) installments liquidated to date. The effects on the results are reported in note 39.

33.5. Provision for assessments

Of the total amount of R$17,070 (unaudited), R$10,805 (unaudited) refers to the provision of a fine for the black out and R$6,265 (unaudited) for not complying with the terms established in Concession Contract 055/2001.

33.6. Provision for Notices of Violation

The amount of R$1,771 (unaudited) (R$15,250 as of 31 December 2010 and R$13,891 as of 31 December 2009) refers to the provision for blackout and the failing to meet deadlines established by Concession Agreement 055/2001.

Notes

34. Deferred income

The balance of R$105,445 (unaudited) (R$90,396 at December 31, 2010 and R$77,213 at December 31, 2009) comprises the adjustment between the amount received from the conceding Power and the period to which it refers, net of tax adjustments.

ANEEL authorized electricity transmission companies to recognize income in stages, in their accounting records, from the works related to the transmission segment that were authorized and bid between 2001 and June 2006. Income in stages results in the accounting recognition of 66.7% of the income from these works during the first 15 years of operation and 33,3% of income in the following 15 years, with this policy adopted as a means of attracting investments to the sector.

35. Shareholders’ equity

35.1. Capital

During the Extraordinary Shareholder’s Meeting held on October 02, 2009, the shareholders approved the grouping of all of the shares representing the Concessionaire’s capital, in the proportion of 1000 (one thousand) shares for one share of the same type, under the terms of article 12 of Law 6.404/76, resulting in the capital being represented by 387,229,828 nominative shares, with no par value, being 380,669,270 common shares and 6,560,558 preferred shares, with no voting rights, with the value of the Concessionaire’s capital remaining unaltered, for the amount of R$ 588,447, composed as follows:

	31/12/2011 (unaudited)
	Common	%	Preferred	%	Total	%
CEEE-Par	255.232.851	67,05	43.495	0,66	255.276.346	65,92
ELETROBRÁS	122.681.436	32,23	3.505.584	53,43	126.187.020	32,59
Municipal	1.387.971	0,36	2.144.818	32,69	3.532.789	0,91
Custody BM&F Bovespa	1.346.346	0,35	808.432	12,32	2.154.778	0,56
Others	20.666	0,01	58.229	0,90	78.895	0,02

	380.669.270	100,00	6.560.558	100,00	387.229.828	100,00

	31/12/2010
CEEE-Par	255.232.851	67,04	43.495	0,67	255.276.346	65,92
ELETROBRÁS	122.681.436	32,26	3.505.584	53,40	126.187.020	32,59
Municipal	1.397.262	0,36	2.159.350	32,92	3.556.612	0,92
Custody BM&F Bovespa	1.337.058	0,34	793.904	12,11	2.130.962	0,55
Others	20.663	0,00	58.225	0,90	78.888	0,02

	380.669.270	100,00	6.560.558	100,00	387.229.828	100,00

	31/12/2009
CEEE-Par	255.232.851	67,04	43.495	0,62	255.276.346	65,92
ELETROBRÁS	122.681.437	32,26	3.505.584	53,44	126.187.021	32,59
Municipal	1.397.331	0,36	2.159.414	32,93	3.556.745	0,92
Custody BM&F Bovespa	1.336.485	0,34	793.245	12,10	2.129.730	0,55
Others	21.166	0,00	58.820	0,91	79.986	0,02

	380.669.270	100,00	6.560.558	100,00	387.229.828	100,00

Notes

35.2. Tax incentive reserve

Company management constituted tax incentive reserve in accordance with art.195 of Law 6404/76, and art.195 – A of law 6404/76, for the amount of R$1,153,687 (unaudited), corresponding to the Account to Compensate Results – CRC, registered to profit and loss for 2009 and corrected in 2010 by R$10,728 and R$44,889 (unaudited) in 2011 resulting in a total of R$ 1,209,304 (unaudited).

35.3. Statutory reserve

In accordance with Brazilian corporate legislation, the Concessionaire has to transfer 5% of net profit calculated in its corporate books, prepared in accordance with accounting practices adopted in Brazil, to a legal reserve, up to a limit of 20% of paid in capital. The legal reserve can be used to increase capital or to absorb losses, but cannot be used for dividend distributions. At December 31, 2011, the Concessionaire had R$4,380 (unaudited) registered to its legal reserve.

35.4. Reserve required by the company’s statutes

The Concessionaire’s Statutes provide for the allocation of 10% of net profit to expand the installations, up to a limit of 10% of Capital. At December 31, 2011, the Concessionaire had R$8,761 (unaudited) registered to its statutory reserve.

35.5. Dividends not distributed

At December 31, 2011, the Concessionaire had R$32,853 (unaudited) registered to its Special Reserve for Dividends Not Distributed at the disposition of the OGM.

35.6. Allocation of net profit

After the deductions and absorptions of accumulated losses, in accordance with articles 48 and 49 of the Concessionaire’s Statutes, the profit for the year is allocated in the following order:

I) 5% (five percent) of net profit to constitute the legal reserve;

II) 50% (fifty percent) of adjusted net profit, to compulsory dividends;

1) the preference shares are entitled to an annual minimum, non cumulative dividend of 10% (ten percent) of own capital for this type of share, which will be allocated equally between them;

2) the ordinary shares, if there is a balance remaining, are entitled to a non cumulative annual dividend, which will be allocated equally between them;

III) 10% (ten percent) of net profit to constitute the expansion reserve

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Net profit for the year	88,173	152,766	1,343,100
Absorption of accumulated losses	—	(69,116)	(175,235)
Realization of equity evaluation adjustment	44,323	44,323	44,323
Tax incentive reserve	(44,889)	(10,728)	(1,153,687)

Calculation base	87,607	117,245	58,501

Allocation of profit for the year:
Constitution of legal reserve – 5%	4,380	5,862	2,925
Compulsory dividends – 50%	41,613	55,691	27,788
Expansion reserve – 10%	8,761	11,725	5,850
Remaining dividends	32,853	43,967	21,938

	87,607	117,245	58,501

Notes

36. Earnings per share

The numerator used to calculate the basic and diluted earnings was the net profit after taxes.

The balances comprise the following:

36.1. Basic

	31/12/2011 (unaudited)
	Ordinary	Preference	Total

Basic numerator
Net profit	86,679	1,494	88,173
Basic denominator
Average shares	380,669,270	6,560,558	387,229,828

Basic profit per share – R$	0.23	0.23	0.23

	31/12/2010

Basic numerator
Net profit	150,178	2,588	152,766
Basic denominator
Average shares	380,669,270	6,560,558	387,229,828

Basic profit per share – R$	0.39	0.39	0.39

	12/31/2009

Basic numerator
Net profit	1,320,345	22,755	1,343,100
Basic denominator
Average shares	380,669,270	6,560,558	387,229,828

Basic profit per share – R$	3.47	3.47	3.47

36.2. Diluted

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Diluted numerator
Net profit available for ordinary shares	86,679	150,178	1,320,345
Net profit available for preference shares	1,494	2,588	22,755

	88,173	152,766	1,343,100

Diluted denominator
Ordinary shares	380,669,270	380,669,270	380,669,270
Preference shares	6,560,558	6,560,558	6,560,558

	387,229,828	387,229,828	387,229,828

Diluted profit per share – R$	0.23	0.39	3.47

Notes

37. Operational income

	31/12/2011 (unaudited)	31/12/2010	31/12/2009
Gross revenue
Electricity sold to other concessionaires	356,623	324,244	307,148
Availability of the transmission system	505,593	456,223	438,735
Recognition on a straight-line basis	(24,630)	(21,608)	(22,176)
Revenue from O&M	(334,413)	(302,188)	(289,735)
Gains on Financial Assets	289,106	276,471	285,053
Short-term electricity	18,297	15,676	16,842
Construction revenue	53,433	119,249	75,117
Other operating revenue	22,683	(6,819)	10,801

	886,692	861,248	821,785

Deductions from revenue
ICMS (State VAT)/ISS (Tax on services)	(97)	(91)	(116)
PASEP (tax on sales)	(9,726)	(8,858)	(8,424)
COFINS (tax on sales)	(45,320)	(40,817)	(38,846)
RGR (Global reversion reserve) quota	(9,625)	(20,881)	(17,355)
Other charges	(8,992)	(9,547)	(7,021)
Consumers’ charges – R&D / MME / FNDCT	(7,852)	(6,789)	(6,776)
Subventions CCC	(25,691)	(20,183)	(10,685)
Energy development account – CDE	(16,905)	(15,563)	(12,175)

	(124,208)	(122,729)	(101,398)

Net operational income	762,484	738,519	720,387

37.1. Electricity sold to other concessionaires

The amount of R$356,623 (unaudited) (R$324,244 at December 31, 2010 and R$307,148 at December 31, 2009) refers to Contracts for the Sale of Electricity in the Regulated Environment – CCEAR.

In the first auction, held in December 2004, Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT sold existing electricity, 260 MW average for the period 2005 to 2012 and 152 MW average for the period 2006 to 2013.

Sales of electricity by the Generation Area, during 2005 and 2006 were made through Contracts for the Sale of Electricity in the Regulated Environment – CCEAR, agreed with thirty five electricity distribution companies.

As from 2007, the Concessionaire started to sell electricity on the free contracting environment, signing bilateral contracts with sellers and free consumers.

37.2. Availability of Transmission System

The amount of R$505,593 (unaudited) (R$456,223 at December 31, 2010 e R$438,735 at December 31, 2009) refers to income derived from the availability of the Generation connection system and the Transmission System to third parties.

37.3. Recognition on a straight-line basis

The amount of R$24,630 (unaudited) (R$21,608 at December 31, 2010 e R$22,176 at December 31, 2009) refers to the adjustment of the recognition on the straight-line basis of Transmission revenue from facilities with gradual recognition of revenues (see note 34).

37.4. Improvements and construction work services

The amount of R$53,433 (unaudited) (R$119,249 at December 31, 2010 and R$75,117 at December 31, 2009) refers to the construction and improvement services which represent the potential for generating additional income and has been registered as a financial asset during the construction stage, with the amount that corresponds to the remunerated financial asset transferred only when the new investments came into operation through a process called “unitization”.

Notes

The costs of the construction and improvement services include the materials and services used, as well as management and supervision costs and the cost to accompany the works. The majority of construction and improvement services are undertaken by outsourced companies and the management and supervision costs are included in the construction costs. The Concessionaire understands that the margin from construction services is immaterial.

38. Electricity costs

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

Electricity cost – Purchased from third parties	17,403	4,791	1,737
Charge from use of system	35,349	34,135	35,245

	52,752	38,926	36,982

38.1. Electricity costs – purchased from third parties

Of the amount R$17,403 (unaudited) (R$4,791 at December 31, 2010 and R$1,737 at December 31, 2009) R$1,128 refers to the purchase of electricity from Câmara de Comercialização de Energia Elétrica –CCEE and R$16,275 refers to electricity purchased from Foz do Chapecó Energia S/A.

38.2. System usage charges

The amount of R$35,349 (unaudited) (R$34,135 at December 31, 2010 e R$35,245 at December 31, 2009) refers to the charge for use of the electricity transmission and distribution system.

Notes

39. Operational costs and expenses

The balances comprise of the following:

COSTS OF OPERATION AND OPERATIONAL EXPENSES	COST OF OPERATION			SELLING EXPENSES			GENERAL & AMIN. EXPENSES			OTHER OPERATIONAL EXPENSES			TOTAL
	31/12/ 2011 (unaudited)	31/12/ 2010	31/12/ 2009	31/12/ 2011 (unaudited)	31/12/ 2010	31/12/ 2009	31/12/ 2011 (unaudited)	31/12/ 2010	31/12/ 2009	31/12/ 2011 (unaudited)	31/12/ 2010	31/12/ 2009	31/12/ 2011 (unaudited)	31/12/ 2010	31/12/ 2009
Personnel and management
Remuneration and charges	131,341	111,388	74,882	—	—	—	29,984	29,560	32,358	7,243	5,057	6,005	168,568	146,005	113,245
Clause 25	—	—	—	—	—	—	—	—	—	1	471	8,374	1	471	8,374
ELETROCEEE Foundation – Assets and supplements	9,976	16,165	23,627	—	—	—	—	—	—	6,285	5,493	5,025	16,261	21,658	28,652
INSS – Employer	38,299	32,622	25,609	—	—	—	—	—	—	145	28	61	38,444	32,650	25,670
Management	—	163	74	—	—	—	984	1,043	415	49	—	—	1,033	1,206	489

Subtotal personnel / management	179,616	160,338	124,192	—	—	—	30,968	30,603	32,773	13,723	11,049	19,465	224,307	201,990	176,430
Empr Fund ELETROCEEE	12,876	12,070	12,967	—	—	—	—	—	—	—	—	—	12,876	12,070	12,967

Total personnel / management	192,492	172,408	137,159	—	—	—	30,968	30,603	32,773	13,723	11,049	19,465	237,183	214,060	189,397

Materials	10,524	10,423	9,667	—	—	—	973	919	797	—	—	—	11,497	11,342	10,464
Third party services	24,702	22,291	24,941	—	—	—	5,783	4,727	6,806	1,591	3,573	2,547	32,076	30,591	34,294
Compensation/usage of hydro resources	—	—	—	—	—	—	—	—	—	20,705	21,382	17,885	20,705	21,382	17,885
Investigation fee – ANEEL	—	—	—	—	—	—	—	—	—	3,679	3,497	3,363	3,679	3,497	3,363
Depreciation and amortization	60,710	61,230	60,947	—	—	—	322	390	381	73	71	53	61,105	61,691	61,381
Construction cost	53,433	119,249	75,117	—	—	—	—	—	—	—	—	—	53,433	119,249	75,117
Donations, contributions and subsidies	—	—	—	—	—	—	—	—	—	109	169	208	109	169	208
Leases and rents	12,780	8,377	8,232	—	—	—	238	195	114	—	—	18	13,018	8,572	8,364
Insurance	367	343	136	—	—	—	498	778	599	—	—	—	865	1,121	735
Taxes	854	394	496	—	—	—	1,379	1,621	1,757	138	221	7,608	2,371	2,236	9,861
Provision for doubtful receivables	—	—	—	1,243	254	175	—	—	—	—	—	—	1,243	254	175
Provision for labor contingencies	—	—	—	—	—	—	—	—	—	8,036	82,443	35,051	8,036	82,443	35,051
Provision for civil contingencies	—	—	—	—	—	—	—	—	—	(25,683)	24,289	6,828	(25,683)	24,289	6,828
Provision for tax contingencies	—	—	—	—	—	—	—	—	—	2,973	—	—	2,973	—	—
Assessments and notifications	—	—	—	—	—	—	—	—	—	2,279	—	593	2,279	—	593
Other provisions	—	—	—	—	—	—	—	—	—	(620)	407	(291)	(620)	407	(291)
Ex-government agency provisions	—	—	—	—	—	—	—	—	—	56,475	36,739	60,292	56,475	36,739	60,292
ELETROCEEE Foundation – Ex-government agency	—	—	—	—	—	—	—	—	—	1,437	1,420	2,376	1,437	1,420	2,376
Legal agreements	—	—	—	—	—	—	—	—	—	142,765	—	—	142,765	—	—
Others	6,771	7,095	6,120	—	—	—	1,797	3,096	3,181	3,267	2,405	4,052	11,835	12,596	13,353

TOTAL	362,633	401,810	322,815	1,243	254	175	41,958	42,329	46,408	230,947	187,665	160,048	636,781	632,058	529,446

Notes

40. Other Revenues (Expenses)

The balances comprise of the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

OTHER INCOME
Gains from sales and other gains	5,460	1,015	1,396
Income account to compensate – CRC	44,889	10,728	1,153,687
Other	352	349	1,132

	50,701	12,092	1,156,215

OTHER EXPENSES
Loss from sales and deact of assets and rights	(14,667)	(22,553)	(1,144)
Provision for deval/val and other investments	(62)	(122)	(282)
Other	(381)	(332)	(2,659)

	(15,110)	(23,007)	(4,085)

	35,591	(10,915)	1,152,130

40.1. Compensation Account

The amount of R$1,376,430 refers to the recognition of credits from the Government Subvention for Investments – Compensation Account – CRC, from compensations made in compliance with Law No. 8.631/93 (amended by Law No. 8.724/93).

As proposed by Concessionaire’s management, a Tax Incentive Reserve was set up in compliance with article 195 of Law No. 6404/75, in the amount referring to CRC.

According to article 18 of Law No. 11.941 of 27 May 2007, the amounts referring to government subventions shall be kept in the Tax Incentive Reserve; are not subject to taxation and not included in the calculation basis of mandatory dividends. (See notes 14 and 35.2).

41. Financial income/expenses

The balances comprise of the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

FINANCIAL INCOME
Income from financial investments	2,910	7,059	7,976
Financial income from installments	57	54	108
Monetary variations on loans and financing	33,865	25,009	40,450
Tax loss – Negative CSLL base used to adhere to law 11941	—	—	36,907
Monetary correction of legal deposits	1,592	—	1,794
Quota correction FIDC I	11,057	4,239	—
Gain from investment interests	2,988	258	—
Monetary correction of free electricity – Document ANEEL 2517	12,575	57,860	—
Other financial income	7,600	16,514	8,678

	72,644	110,993	95,913

FINANCIAL EXPENSES
Debt charges	(9,557)	(9,632)	(13,603)
Financial expenses from PAES	(8,038)	—	(28,310)
Financial expenses from P&D/FNDCT	(2,129)	(1,573)	(1,189)
Financial expenses from enterpises	(5,780)	(5,465)	(4,729)
Monetary variation on loans and financing	(60,698)	(52,250)	(61,686)
Monetary correction of legal deposists	(9,936)	—	—
Other financial expenses	(6,641)	(12,741)	(15,244)

	(102,779)	(81,661)	(124,761)

	(30,135)	29,332	(28,848)

Notes

42. Income tax and social contribution

Reconciliation of income tax – IRPJ and social contribution – CSLL expense published and the amounts calculated from applying the official rates.

The balances comprise of the following:

	31/12/2011 (unaudited)		31/12/2010		31/12/2009
	IRPJ	CSLL	IRPJ	CSLL	IRPJ	CSLL

Net profit before IRPJ and CSLL	103,505	103,505	106,255	106,255	1,299,192	1,299,192
Adjustments resulting from RTT	69,240	69,240	43,359	43,359	30,914	30,914
Net profit before IRPJ and CSLL after adjustments from RTT	172,745	172,745	149,614	149,614	1,330,106	1,330,106
Net effect of temporary non deductible provisions constituted/realized during the year	(50,040)	(50,040)	6,673	6,673	(1,106,492)	(1,106,492)
Non deductible expenses and other permanent additions	26	26	29	29	34	34
Non taxable income and other permanent exclusions	(18,890)	(18,890)	(26,614)	(26,614)	(29,883)	(29,883)

Taxable profit and calculation base for social contribution before compensations	103,841	103,841	129,702	129,702	193,765	193,765

Compensation of tax losses and negative social contribution base,	(31,149)	(31,149)	(38,911)	(38,911)	(58,130)	(58,130)

Taxable profit and calculation base for social contribution after compensations	72,692	72,692	90,791	90,791	135,635	135,635

Rate applicable	25%	9%	25%	9%	25%	9%

Income tax and social contribution at rates according to legislation	18,146	6,541	22,675	8,171	33,885	12,207

PAT incentive = 4%	(436)	—	(545)	—	(814)	—
Sponsor – Rouanet law (8313/91 Art26)	(436)	—	(545)	—	(814)	—
FECA Contributions – CEDICA/RS	(109)	—	(136)	—	(203)	—
Incentive for Sport law= 1%	—	—	—	—	(100)	—

Total IRPJ and CSLL – current	17,165	6,541	21,449	8,171	31,954	12,207

Total IRPJ and CSLL deferred- Temporary differences	—	—	(10,581)	(3,809)	(59,213)	(21,316)
Total IRPJ and CSSL deferred- tax losses	—	—	(48,895)	(5,498)	—	—
Total IRPJ and CSSL deferred- IFRS adjustments	(6,157)	(2,217)	(5,402)	(1,946)	(5,544)	(1,996)

Total IRPJ and CSLL IFRS deferred	(6,157)	(2,217)	(64,878)	(11,253)	(64,757)	(23,312)

Total IRPJ and CSLL	11,008	4,324	(43,429)	(3,082)	(32,803)	(11,105)

43. Segment information

In compliance with the instructions and guidelines from ANEEL and IFRS 8, presented below are the financial statements, at December 31, 2011, 2010 and 2009, for the Business Units: Generation and transmission. The column for eliminations refers to operations between the Generation and Transmission segments.

Notes

43.1. Statements of financial position

43.1.1. Assets

	GENERATION			TRANSMISSION			ELIMINATIONS			TO TAL
	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009

ASSETS	1,774,152	1,710,769	1,578,677	2,653,689	2,527,757	2,367,796	(665,501)	(485,712)	(391,482)	3,762,340	3,752,814	3,554,991

CURRENT	688,263	366,459	302,371	1,275,234	585,320	562,123	(665,501)	(485,712)	(391,482)	1,297,996	466,067	473,012

Cash and cash equivalents	1,220	2,867	4,429	15,685	19,088	28,537	—	—	—	16,905	21,955	32,966
Concessionaires and permissionaires	40,435	39,259	41,274	57,096	47,541	48,841	(259)	(468)	(461)	97,272	86,332	89,654
Tax credits	1,600	2,791	1,714	1,428	15,841	11,540	—	—	—	3,028	18,632	13,254
Inventories	878	709	654	6,091	5,631	5,685	—	—	—	6,969	6,340	6,339
Financial assets of the concession	—	—	—	303,624	303,624	302,188	—	—	—	303,624	303,624	302,188
Prepayments	—	—	—	686	673	523	—	—	—	686	673	523
Income accounts to compensate – CRC	218,250	—	—	578,255	—	—	—	—	—	796,505	—	—
Other receivables	425,880	320,833	254,300	312,369	192,922	164,809	(665,242)	(485,244)	(391,021)	73,007	28,511	28,088

NON CURRENT	1,085,889	1,344,310	1,276,306	1,378,455	1,942,437	1,805,673	—	—	—	2,464,344	3,286,747	3,081,979

Accounts receivable	136,742	124,435	66,583	—	—	—	—	—	—	136,742	124,435	66,583
Tax credits	174	4,152	4,375	3,877	28,090	31,738	—	—	—	4,051	32,242	36,113
Financial investments	12,748	8,471	11,116	20,683	13,904	18,814	—	—	—	33,431	22,375	29,930
Legal deposits	29,217	36,668	3,615	28,342	25,630	2,392	—	—	—	57,559	62,298	6,007
Deferred income tax and social contribution	116,188	116,188	84,547	136,450	136,450	99,308	—	—	—	252,638	252,638	183,855
Income accounts to compensate – CRC	97,856	326,617	323,608	259,270	837,798	830,079	—	—	—	357,126	1,164,415	1,153,687
Financial assets of the concession	—	—	—	813,873	814,596	723,171	—	—	—	813,873	814,596	723,171
Assets and rights available for sale and income earning assets	2,214	2,297	2,387	971	1,055	1,055	—	—	—	3,185	3,352	3,442
Other receivables	3,166	4,079	18,886	39,950	39,971	62,739	—	—	—	43,116	44,050	81,625
Investments	290,731	279,006	266,821	27,107	18,378	12,937	—	—	—	317,838	297,384	279,758
Property, plant and equipment	395,863	441,390	493,247	46,033	25,872	23,293	—	—	—	441,896	467,262	516,540
Intangible assets	990	1,007	1,121	1,899	693	147	—	—	—	2,889	1,700	1,268

Notes

43.1.2. Liabilities

	GENERATION			TRANSMISSION			ELIMINATIONS			TOTAL
	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009

LIABILITIES	1,774,152	1,710,769	1,578,677	2,653,689	2,527,757	2,367,796	(665,501)	(485,712)	(391,482)	3,762,340	3,752,814	3,554,991

CURRENT	457,940	376,409	352,603	816,590	585,811	477,097	(665,501)	(485,712)	(391,482)	609,029	476,508	438,218

Suppliers	8,777	8,208	7,671	44,675	51,537	25,816	(260)	(468)	(461)	53,192	59,277	33,026
Estimated liabilities and retentions	11,988	13,246	9,720	16,924	18,591	13,473	—	—	—	28,912	31,837	23,193
Provision for dividends	36,449	55,691	49,726	5,164	—	—	—	—	—	41,613	55,691	49,726
Taxes and social contributions	11,807	5,391	8,589	5,836	14,485	20,596	—	—	—	17,643	19,876	29,185
Loans, financing and debt charges	35,844	42,375	36,102	140,161	72,575	74,988	—	—	—	176,005	114,950	111,090
Post employment benefits	27,586	27,662	27,149	33,702	30,649	37,118	—	—	—	61,288	58,311	64,267
Concession liabilities	8,979	7,043	5,505	25,592	21,066	15,354	—	—	—	34,571	28,109	20,859
Provision for labor, civil and tax liabilities	47,272	31,909	41,081	42,012	34,471	29,073	—	—	—	89,284	66,380	70,154
Other liabilities	269,238	184,884	167,060	502,524	342,437	260,679	(665,241)	(485,244)	(391,021)	106,521	42,077	36,718

NON CURRENT	465,162	557,640	582,708	519,415	667,253	644,523	—	—	—	984,577	1,224,893	1,227,231

Loans and financing and debt charges	52,739	97,192	129,792	84,553	173,484	226,353	—	—	—	137,292	270,676	356,145
Sale of electricity by CCEE	73,058	73,058	73,058	—	—	—	—	—	—	73,058	73,058	73,058
Taxes and social contributions	—	8,871	9,152	—	51,289	51,289	—	—	—	—	60,160	60,441
Post employment benefits	164,285	162,089	168,806	162,478	168,095	174,839	—	—	—	326,763	330,184	343,645
Provision for labor, civil and tax liabilities	41,080	86,189	56,842	42,904	124,634	56,774	—	—	—	83,984	210,823	113,616
Concession liabilities	1,436	1,294	1,224	1,838	1,543	1,590	—	—	—	3,274	2,837	2,814
Income received in advance	—	—	—	105,445	90,396	77,213	—	—	—	105,445	90,396	77,213
Other liabilities	56,001	37,314	37,131	122,197	57,812	56,465	—	—	—	178,198	95,126	93,596
Deferred income tax and social contribution	76,563	91,633	106,703	—	—	—	—	—	—	76,563	91,633	106,703

SHAREHOLDERS’ EQUITY	851,050	776,720	643,366	1,317,684	1,274,693	1,246,176	—	—	—	2,168,734	2,051,413	1,889,542

Capital	65,739	65,739	65,739	522,708	522,708	522,708	—	—	—	588,447	588,447	588,447
Tax incentive reserve	339,209	326,617	323,608	870,095	837,798	830,079	—	—	—	1,209,304	1,164,415	1,153,687
Resources allocated to capital increase	153	153	153	467	467	467	—	—	—	620	620	620
Revenue reserve	211,047	120,055	8,775	10,693	—	—	—	—	—	221,740	120,055	8,775
Equity evaluation adjustment	148,623	177,876	207,129	—	—	—	—	—	—	148,623	177,876	207,129
Accumulated losses	86,279	86,280	37,962	(86,279)	(86,280)	(107,078)	—	—	—	—	—	(69,116)

Notes

43.2. Statement of income

	GENERATION			TRANSMISSION			ELIMINATIONS			TOTAL
	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009	31/12/2011 (unaudited)	31/12/2010	31/12/2009

OPERATIONAL INCOME	376,416	339,717	324,612	514,130	525,710	501,338	(3,854)	(4,179)	(4,165)	886,692	861,248	821,785

Supply of electricity	356,623	324,244	307,148	—	—	—	—	—	—	356,623	324,244	307,148
Availability of Transmission system	—	—	—	509,447	460,402	442,900	(3,854)	(4,179)	(4,165)	505,593	456,223	438,735
Straight line basis	—	—	—	(24,630)	(21,608)	(22,176)	—	—	—	(24,630)	(21,608)	(22,176)
O&M income	—	—	—	(324,648)	(302,188)	(289,735)	—	—	—	(324,648)	(302,188)	(289,735)
Remuneration of financial assets	—	—	—	279,341	276,471	285,053	—	—	—	279,341	276,471	285,053
Short term electricity	18,297	15,676	16,842	—	—	—	—	—	—	18,297	15,676	16,842
Construction income	—	—	—	53,433	119,249	75,117	—	—	—	53,433	119,249	75,117
Other operational income	1,496	(203)	622	21,187	(6,616)	10,179	—	—	—	22,683	(6,819)	10,801

DEDUCTIONS FROM OPERATIONAL INCOME	(32,011)	(32,426)	(28,979)	(92,197)	(90,303)	(72,419)	—	—	—	(124,208)	(122,729)	(101,398)

ISS	—	—	(11)	(97)	(91)	(105)	—	—	—	(97)	(91)	(116)
PASEP	(4,938)	(4,667)	(4,328)	(4,788)	(4,190)	(4,097)	—	—	—	(9,726)	(8,857)	(8,425)
COFINS	(22,742)	(21,497)	(19,956)	(22,578)	(19,321)	(18,889)	—	—	—	(45,320)	(40,818)	(38,845)
RGR Quota	(886)	(3,189)	(1,728)	(8,739)	(17,692)	(15,627)	—	—	—	(9,625)	(20,881)	(17,355)
Other charges	—	—	—	(8,992)	(9,547)	(7,021)	—	—	—	(8,992)	(9,547)	(7,021)
CCC subsidies	—	—	—	(25,691)	(20,183)	(10,685)	—	—	—	(25,691)	(20,183)	(10,685)
Electricity development account – CDE	—	—	—	(16,905)	(15,563)	(12,175)	—	—	—	(16,905)	(15,563)	(12,175)
Consumer charges – P&D / MME / FNDCT	(3,445)	(3,073)	(2,956)	(4,407)	(3,716)	(3,820)	—	—	—	(7,852)	(6,789)	(6,776)

NET OPERATIONAL INCOME	344,405	307,291	295,633	421,933	435,407	428,919	(3,854)	(4,179)	(4,165)	762,484	738,519	720,387

COST OF ELECTRICITY SERVICES	(196,062)	(174,041)	(162,752)	(223,177)	(270,874)	(201,210)	3,854	4,179	4,165	(415,385)	(440,736)	(359,797)

Cost of electricity	(56,606)	(43,105)	(41,147)	—	—	—	3,854	4,179	4,165	(52,752)	(38,926)	(36,982)

Cost of operations	(139,456)	(130,936)	(121,605)	(223,177)	(270,874)	(201,210)	—	—	—	(362,633)	(401,810)	(322,815)

GROSS OPERATIONAL PROFIT	148,343	133,250	132,881	198,756	164,533	227,709	—	—	—	347,099	297,783	360,590

Operational expenses	(114,263)	(73,304)	(88,755)	(159,885)	(156,944)	(117,876)	—	—	—	(274,148)	(230,248)	(206,631)

Selling expenses	(61)	(109)	70	(1,182)	(145)	(245)	—	—	—	(1,243)	(254)	(175)
General and administrative expenses	(12,015)	(12,436)	(13,682)	(29,943)	(29,893)	(32,726)	—	—	—	(41,958)	(42,329)	(46,408)
Other operational expenses	(102,187)	(60,759)	(75,143)	(128,760)	(126,906)	(84,905)	—	—	—	(230,947)	(187,665)	(160,048)
Other income	15,832	3,432	324,073	34,869	8,660	832,142	—	—	—	50,701	12,092	1,156,215

Other expenses	(3,520)	(1,446)	(899)	(11,590)	(21,561)	(3,186)	—	—	—	(15,110)	(23,007)	(4,085)

RESULTS OF SERVICES	46,392	61,932	367,300	62,150	(5,312)	938,789	—	—	—	108,542	56,620	1,306,089

Equity in income of subsidiaries	17,402	10,616	10,586	7,696	9,687	11,365	—	—	—	25,098	20,303	21,951

Financial income/expenses	(73)	40,040	(9,006)	(30,062)	(10,708)	(19,842)	—	—	—	(30,135)	29,332	(28,848)

PROFIT BEFORE IR AND CSLL	63,721	112,588	368,880	39,784	(6,333)	930,312	—	—	—	103,505	106,255	1,299,192

Current income tax	(17,165)	(13,379)	(31,954)	—	(8,070)	—	—	—	—	(17,165)	(21,449)	(31,954)
Deferred income tax	—	27,359	—	6,157	37,519	64,757	—	—	—	6,157	64,878	64,757
Current social contribution	(6,541)	(5,094)	(12,207)	—	(3,077)	—	—	—	—	(6,541)	(8,171)	(12,207)
Deferred social contribution	—	4,282	—	2,217	6,971	23,312	—	—	—	2,217	11,253	23,312

NET PROFIT FOR THE YEAR	40,015	125,756	324,719	48,158	27,010	1,018,381	—	—	—	88,173	152,766	1,343,100

Basic profit per share – R$	0.10	0.32	0.84	0.12	0.07	2.63	—	—	—	0.23	0.39	3.47

Notes

44. Related party transactions

The balances comprise of the following:

31/12/2011 (unaudited)
	Note	Government for State	CEEE-D	Eletrobras	Eletroceee Foundation	Other investors	Total
Assets
Cash and cash equivalents	7	15,374					15,374
Employee loans	11	670	295	163			1,128

		16,044	295	163	—	—	16,502

(Liabilities)
Sponsor contribution	26				3,977		3,977
Current loan	25 /26			75,943	20,877		96,820
Non current loan	25 /26				72,577		72,577
Graphic account	29		(720)				(720)

		—	(720)	75,943	97,431	—	172,654

Results
Service income						1,814	1,814
Electricity purchased for resale			5,637				5,637
Charges from use of system			54,021				54,021
Operational expenses– Personnel					(40,857)		(40,857)
Financial income		2,903	164				3,067
Financial expenses				(4,906)	(1,856)		(6,762)

		2,903	59,822	(4,906)	(42,713)	1,814	16,920

31/12/2010
	Note	Government for State	CEEE-D	Eletrobras	Eletroceee Foundation	Other investors	Total
Assets
Cash and cash equivalents	7	20,785					20,785
Employee loans	11	780	281	216			1,277
Graphic account	11		1,997				1,997

		21,565	2,278	216	—	—	24,059

(Liabilities)
Sponsor contribution	26				3,869		3,869
Current loan	25 / 26			5,225	18,760		23,985
Non current loan	25 / 26			32,185	87,381		119,566

		—	—	37,410	110,010	—	147,420

Results
Service income						1,352	1,352
Electricity purchased for resale			5,356				5,356
Charges from use of system			43,548				43,548
Operational expenses– Personnel					(39,765)		(39,765)
Financial income		4,753	1,653				6,406
Financial expenses				(2,859)	(2,602)		(5,461)

		4,753	50,557	(2,859)	(42,367)	1,352	11,436

31/12/2009
	Note	Government for State	CEEE-D	Eletrobras	Eletroceee Foundation	Other investors	Total
Assets
Cash and cash equivalents	7	29,920					29,920
Employee loans	11	756	215	338			1,309
Graphic account	11		2,105				2,105
Loan contract	11		37,980				37,980

		30,676	40,300	338	—	—	71,314

(Liabilities)
Sponsor contribution	26				3,070		3,070
Current loan	25 /26			16,937	16,911		33,848
Non current loan	25 /26			37,354	99,762		137,116

		—	—	54,291	119,743	—	174,034

Results
Service income						2,111	2,111
Electricity purchased for resale			8,876				8,876
Charges from use of system			49,676				49,676
Operational expenses– Personnel					(43,995)		(43,995)
Receita financeira		7,976	392				8,368
Financial expenses				(5,825)	(2,816)		(8,641)

		7,976	58,944	(5,825)	(46,811)	2,111	16,395

Notes

44.1. Key management staff from the entity or from the controller

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT considers its key management staff to be its directors and members of its management board and statutory audit committee. Total expenditure from remuneration, charges and benefits paid to management at December 31, 2011 was R$1,033 (unaudited) (R$1,206 at December 31, 2010).

The Company has employed and non employed directors.

Remuneration paid to employed directors comprises salaries or fees plus a representation fee, and the costs of directors are registered to personnel costs.

Remuneration for non employed directors with employment relationships with other bodies comprises their salary (reimbursed by the concessionaire to the original body) plus a representation fee.

Remuneration paid to non employed directors with no employment relationship at another body comprises fees plus a representation fee.

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

REMUNERATION / BENEFITS / CHARGES
Management board	304	313	188
Statutory audit committee	134	143	69
Representation fees	178	244	105
Non employed directors fees	85	163	52
Charges	332	343	75
Subtotal	1,033	1206	489
Employed directors	687	1357	1,045

Total	1,720	2,563	1,534

45. Financial Instruments

45.1. Management of financial instruments

The Concessionaire undertakes operations with financial instruments, and the risks inherent to these operations are monitored through strategies for financial positions, internal controls, limits and risk policies.

For some financial instruments the amortized costs closely approximate their the market values, such as accounts receivable, working capital loans and specific non liquid operations; thus, the market value is considered to be the amortized cost. For the financial instruments quoted on an active market, these quotations represent the market values.

45.2. Management of financial risks

The Concessionaire has preventive and detective procedures, and controls that monitor its exposure to credit, market and liquidity risks.

45.2.1. Liquidity risk

The Concessionaire constantly monitors its cash flows, observing the minimum cash policy and considering the necessity of funds to guarantee its capacity to make payments. The management of financial investments focused on very short term instruments, with daily liquidity. The cash generator factor of the Company, given the characteristics of the sector, results in very little fluctuations in the recoveries and obligations for payments during the months of the year, resulting in a stable cash flow, minimizing its liquidity risk.

45.2.2. Exchange rate risk

This risk arises from the possibility of losses due to variations in exchange rates. The results of the Concessionaire’s operations are affected by the exchange risk factor given its indebtedness tied to foreign currencies.

Notes

I.	Sensitivity analysis

a.	As of December 31, 2011 the Concessionaire reported a foreign currency debtor balance of R$ 31 thousand (unaudited), which refers to administrative expenses remaining with financial institutions, given that the contracts were liquidated through the Term of Agreement (see note 12).

b.	The Concessionaire does not have hedging mechanisms against foreign currency fluctuations.

45.2.3. Debt charge risk

This risk derives from the possibility of the Concessionaire incurring losses from variations in interest rates and rates tied to inflation, given that its loans and financing are tied to these indexes.

There is also the possibility of a decrease in financial income from financial investments. These rates are constantly monitored in order to evaluate the impact of such on the Concessionaire’s results.

45.2.4. Credit risk

In the generation market, the Concessionaire CEEE-GT has 93% of available electricity – physical guarantee of its own plants and electricity quotas in other enterprises – sold to 36 distribution concessionaires, through CCEAR’s – Electricity Sales Contracts on the Regulated Environment, with supplies since 2005. These contracts represent a very low risk, as can be observed by the index for full payment of 100% over the years.

The remaining electricity was sold to generators and sellers, through contracts on the free market, whereby the generator requires a Bank Surety Letter or Certificates of Bank Deposits as a guarantee.

45.2.5. Price risk

The prices for generation contracts, until 2004, were authorized by ANEEL. After holding the auction 001/04 the Generation area started to sell its electricity to a significant amount of distributors at prices defined on the market. The remuneration earned by the Transmission area is defined by ANEEL based on permitted income and is corrected by the IGP-M. The rates, according to the concession contract, have to ensure the economic financial balance of the concession.

45.2.6. Market risk

Electricity from Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT was sold through contracts for the sale of electricity on the regulated environment - CCEAR´s and through bilateral contracts on the free contracting environment– ACL.

The commitments assumed are presented in the following tables:

Electricity sold 2011 (unaudited)
Type of contract	Product	MWh	Average MW	Participation % Electricity
	2005-2012	2,121,730	242	45.90%
	2006-2013	1,268,253	145	27.60%
	2007-2014	131,379	15	2.80%
CCEARS	2009-2016	78,337	9	1.70%
ACL	ACL	481,083	55	10.40%
Excess electricity	Short term market	537,986	61	11.60%
Total		4,618,768	527	100.00%

Electricity purchased 2011 (unaudited)
Type of contract	Product	MWh	Average MW
ACL	ACL	176,900	20

Any excess electricity was sold on the short term market and therefore subject to the price variations on these markets.

Notes

45.3. Management of risks related to the Concessionaire and its Operations

45.3.1. Hydrological risks

The hydroelectric plants and the PCHs represent approximately 70.4% of the installed capacity in the Brazilian electricity system, and are subject to the risk from water scarcity in the long term. The institutional arrangement established by the Conceding Power seeks to reduce the hydrological risk of the plants, either by defining the physical guarantee for each one of the generation enterprises, irrespective of the source of electricity, or through implementing the MRE – Mechanism for Reallocating Electricity, a financial instrument for sharing the risk, such that the SIN operation is undertaken aimed at optimizing electricity from the system as a whole. The MRE is compulsory for all of the hydroelectricity dispatched centrally, but as a strategy to mitigate the risk, CEEE-GT exercises the option for its Small Hydroelectric Centers to adhere to the mechanism.

45.3.2. Risk of not renewing the concession

The Concessionaire retains concessions to exploit electricity generation and transmission services, and management anticipates that they will be renewed by Agência Nacional de Energia Elétrica – ANEEL and/or the Ministry of Mines and Energy.

Specific legislation has still not been published establishing the criteria for extending or renewing the concessions that mature as from 2015, whether this will be a special extension, incurring costs, or whether it will involve a new auction bid, involving costs.

In addition, there is no history of renewals or extensions in Brazil. Since 1995 (New Law for Concessions), no distribution or transmission company has been analyzed for the purpose of extension or renewal. Some extensions have occurred, some involving costs, others not, to meet specific situations related to electricity generation, but nothing that can be considered to represent a history of trends.

Currently, in Brazil, there are legal, regulatory and constitutional issues being discussed by the market. There are several legislative projects and constitutional amendments being discussed by Congressmen, but it is still not possible to anticipate the results of the discussions in the Brazilian Congress.

If renewal of the concession is not granted by the Conceding Power, or it occurs only after incurring additional costs for the Company, the existing profitability levels could alter.

There is no guarantee that the concession granted to the Concession will be extended by the Conceding Power.

46. Employees´s Profit Sharing Program

Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT has an employee profit sharing program, the objective of which is to encourage improvements in quality, production levels and the global results of the Concessionaire, through commitment from all of its employees. The amount registered in 2011 was R$ 6,039 (unaudited), and a total of R$ 2,957 (unaudited) was distributed during the year.

47. Regulatory issues

47.1. Generation – Sale of Electricity (unaudited)

Electricity from CEEE-GT was sold in Auctions for Existing Electricity, held in the Environment for Regulated Contracting, as from December 2004, through Public Offers made by the Company and participation in Public Calls of buyers. Presented below are the products contracted in force:

Year	Regulated Contracting environment (ACR)					Free contracting environment (ACL)
	Sales MWm
	2005-2012	2006-2013	2009-2016	2007-2014	2012-2014	Sales MWm	Purchases MWm
2011	242	145	9	15	0	55	20
2012	241	144	9	15	10	16
2013		144	9	15	10	83
2014			9	15	10	65
2015			9			20
2016			9

Notes

47.2 Annual Permitted Income for Transmission

47.2.1. Periodic Tariff Review

According to the tenth and eleventh sub clauses of the sixth clause of the Concession Contract for Transmission, number 055/01, signed between CEEE and the National Agency for Electricity – ANEEL, on October 1, 2001, a periodic tariff reviews should be made every four years, with the first in 2005, and the second in 2009. The first Periodic Tariff Review, for the part that referred to the Basic Grid New Investments - RBNI, a component of the Annual Permitted Income – RAP which should have been made in July 2005, only occurred in July 2007. The 2nd Periodic Tariff Review should have occurred in 2009, but this was not the case, since ANEEL postponed it to 2010, as a result of pressure from the transmission companies.

On July 08, 2010, Homolgatory Resolution 989 was issued, and referred to the second Periodic Tariff Review, and the impact from the tariff repositioning was -5.80% of total income, considering the Basic Grid and Basic Grid for New Investments.

As a result of this tariff repositioning, an adjustment was defined of R$(24,577), to Annual Permitted Income – RAP, to be compensated in 12 months, as from July 01, 2010

47.2.2. Tariff Readjustment – Transmission

Homolgatory Resolution 1.171 of June 28, 2011 and Technical Note 50/2011 SRT/ANEEL of June 22, 2011 adjusted the RAP for CEEE-GT for the period 2011-2012 by 23.60%.

The impact from the adjustment to Annual Permitted Income was R$277 (unaudited) divided between an adjustment for the readjustments R$7,577 (unaudited) and a part for the 2nd periodic tariff review R$7,854 (unaudited). This amount will be compensated in the tariffs from July 2011 to June 2012.

The amounts were registered in the accounting books to current liabilities (Note 33.2).

47.2.3. Formation of Transmission Income

The first income authorization occurred on 25/10/2000. As from this date, the evolution in income over the years was a consequence of applying the readjustment mechanism provided in the Concession Contract, corrected by the IGP-M index and the start of operations of new plants.

According to the contractual clause, the first periodic tariff review occurred in July 2007, with the base for June 2005, aimed only at new installations, designated from the Basic Grid New Investments - RBNI, authorized by ANEEL as from 2000 through a specific act, with right to initial annual permitted income. The installations existing at October 2000 were not subject to a tariff review, only an annual readjustment.

The second periodic tariff review occurred in June 2010, retroactive to June 2009, when ANEEL revised the Regulatory Remuneration Base for the installations that started to operate between the first and second review, and shielded the assets evaluated in the first tariff review.

47.2.4. Implemented Reinforcements

The company is claiming from ANEEL income from improvements implanted at the substations in Campo Bom, Livramento 2, Porto Alegre 10, Porto Alegre 13 and Pelotas 3.

47.2.5. Variable Part

Companhia Estadual de Geração e Transmissão de Energia Elétrica - CEEE-GT obtained a reduction of R$1,298 (unaudited) for the variable part, given that the Transmission Lines and Substation Equipment were unavailable.

Notes

47.3. Process of the Surplus and Deficit Offsetting Mechanism – MCSD (*)

The Surplus and Deficit Offsetting Mechanism – MCSD, resulting from free consumers leaving, market changes of up to 4% as from the following year, and the start of electricity operations arising from contracts signed before March 16, 2004, provided in Decree 5,163, of July 30, 2004, whose rules were approved by Normative Resolution 161 of July 2005, and homologated by ANEEL Resolution 211 of October 03, 2005, reduced the amounts of electricity and associated voltage considered in the Contracts for the Purchase and Sale of Electricity in the Regulated Environment – CCEAR.

As a result of applying MCSD, contractual reductions were made for Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT of 17,57 MW average for the product 2005-2012, 7,08 MW average for the product 2006-2013 and 0,52 MW average for the product 2006-2008 since the beginning of the respective contracts. This electricity that was cancelled was sold again, in electricity auctions for ACR and in offers made by Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT, which generated contracts for the amounts presented in the previous table.

The balance for the electricity cancelled is being sold through monthly public offers or liquidated on the short term market at the Liquidation Price for the Differences.

47.4. Sale of Electricity at Câmara de Comercialização de Energia Elétrica – CCEE

The balances comprise of the following:

	31/12/2011 (unaudited)	31/12/2010	31/12/2009

CURRENT ASSETS
Short term electricity - CCEE (see note 8.1)	1,046	1,847	6,760

NON CURRENT ASSETS
(*) Reimbursement agreed - CCEE (see note 16)	136,466	123,891	65,777

NON CURRENT LIABILITIES
Short term electricity	(73,058)	(73,058)	(73,058)

Total	64,454	52,680	(521)

(*)	This amount refers to the reimbursement agreement related to the expenses from purchasing electricity within the ambit of the Câmara de Comercialização de Energia Elétrica - CCEE, referred to as “Free Electricity”, made during the rationing period, due to the decrease in electricity generated at the plants that participated in the Mechanism for Electricity Reallocation (MRE). This amount is being charged to the end consumers from the sub-markets subject to rationing by the respective distributors and will be passed on to the Concessionaire.

48. Insurance (unaudited)

Assets that have coverage against fire, lightening, explosions and electrical damage are those considered to be essential, which, if an accident were to occur, could compromise reliability of the continuity of the services provided. Insurance for assets was contracted from TOKIO MARINE BRASIL SEGURADORA S.A., contract number 9942075 – 1st Amendment, and is effective from 12/02/2011 until 11/04/2012. The value of the assets insured for the generation segment is R$46,976 and for the transmission segment it is R$96,563, whilst the premiums are R$105 and R$223, respectively.

Notes

49. Environmental issues (unaudited)

CEEE-GT plans, builds, operates and promotes the maintenance of its generation and transmission systems in order to eliminate, reduce or compensate damages caused to the environment. The most relevant actions in 2011 were the following:

49.1. Fry Stocking Program

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

49.2. Fish Farm Monitoring Program

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

49.3. Program of Fish Rescue

Along with the release and monitoring of fish, another important action, which greatly contributes to the preservation and maintenance of the fish population is the Fish Rescue Program conducted along with the scheduled maintenance of the generating units.

The maintenance interruptions scheduled for 2011 allowed the rescue of about 136,380 thousand fish at the UHEs (Hydroelectric Power Plants) of Itaúba, Leonel de Moura Brizola, Passo Real and in the reservoirs of Ernestina and Maia Filho.

Waste Management System

49.4. Program Recycle CEEE

A waste recycle program that promotes the segregation of waste at the source, selective waste collection and adequate destination of such waste, including the donation of recyclable waste to a collectors’ association located near the Company’s headquarters, in order to generate income to the poor community.

49.5. Socio Environmental Project – Donation of Uniforms

This project refers to the donation of uniforms used by the CEEE-GT’s employees to entities that promote the generation of income to poor communities, which will use the donated material to produce rugs, bags, shoe closets, table mats, etc.

49.6. Disposal of Unserviceable Materials

The waste generated from our production processes are handled according to the eco-efficiency principle, linked to the idea of “doing more using less” and having the following macroeconomic perspectives: Reduce the use of materials, energy, and the generation of residues, increase the product durability, recycling capacity, the use of services and of renewable resources.

49.7. Program of monitoring of Emission of Dark Smoke

A process to manage and control the emission of dark smoke from vehicles has been slowly implemented, whereby the issue of smoke from vehicles is monitored on a quarterly basis, which exceeds the control required by legislation and the standard applied to the rest of the fleet. 68 vehicles have been inspected in two operations. The vehicles reproved in the inspections are sent to maintenance.

Notes

49.8. Fuel Consumption Account

CEEE-GT’s fleet has 282 vehicles, among cars, utility vehicles, light and heavy lorries. Segregated by type of fuel, the fleet consists of: 50 vehicles running with biofuel, 150 with diesel, 81 with gasoline and 1 electrical. The fleet also has 47 rented vehicles. 9 with biofuel, 36 with diesel, and 2 with gasoline.

49.9. Project “Semear” (Sow)

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

49.10. Planting Energy

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

49.11. Project “Alimentar” (Feed)

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

50. Subsequent Events

Description of debts to be liquidated with recourse of agreement:

The value of the first CRC installment CRC (INSTALLMENT 1) was converted into 197,135 National Treasury Notes – NTN-B. These notes will be converted to cash to settle debts that amount to R$93,012 (unaudited) at December 31, 2011, as demonstrated below:

	Note	Amount agreed	31/12/2011 (unaudited)

Sector debts with ANEEL - Assessments	29	16,463	17,070
RGR Financing	25	61,784	71,895
Financing ordinary resources	25	4,007	4,047

Total debts to be liquidated		82,254	93,012

*        *        *

Notes