Form 20-F
period 2012-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2013-05-01
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012 was:

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

The last consolidated financial statements available under United States (“U.S. GAAP”) which were filed with the United States Securities and Exchange Commission were those for the year ended December 31, 2009.

Beginning in 2011, we adopted certain changes to the presentation of our financial statements in an effort to make the presentation of the financial statements of each company within our group more consistent. Accordingly, we added and deleted a limited number of line items in our balance sheet, income of statement and cash flow statement as of and for the years ended December 31, 2012, 2011 and 2010.

As a result of this change in presentation, for the year ended December 31, 2010, R$236 million of current assets were improperly classified as non-current assets. With respect to the income statement, for the year ended December 31, 2010, the subsidy of fuel account (“CCC”) was presented as an other operating expense, but it is now presented as other operating revenue, which resulted in a R$82 million decrease in operating expenses and a corresponding R$82 million increase in operating revenues. In our cash flow statement for the year ended December 31, 2010, dividends received were originally classified as investing activities, and, due to the fact that we are a holding company, we now present them as operating activities. This resulted in a R$601 million decrease in investing activities in 2010 as permitted by paragraph 14 of IAS 7. In 2011, we reclassified R$843.0 million related to provisions for investment losses (assets) and provisions for operating liabilities.

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

•	Basic Network: interconnected transmission lines, dams, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL;

•	BNDES: Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

•	Brazilian Corporate Law: Law No. 6,404 of December 15, 1976, as amended;

•	Capacity charge: the charge for purchases or sales based on contracted firm capacity whether or not consumed;

•	CCC Account: Conta de Consumo de Combustível, or Fuel Consumption Account;

•	CCEAR: Contratos de Comercialização de Energia no Ambiente Regulado, contracts for the commercialization of energy in the Regulated Market;

•	CDE Account: Conta de Desenvolvimento Energético, the energy development account;

•

Ceam: Eletrobras Amazonas Energia, a distribution company that used to operate in the State of Amazonas. In March 2008, Ceam merged with Manaus Energia S.A. The resulting entity is Amazonas Energia S.A.;

•	CGE: Câmara de Gestão da Crise de Energia Elétrica, the Brazilian Energy Crisis Management Committee;

•	Eletrobras CGTEE, or CGTEE: Companhia de Geração Térmica de Energia Elétrica, a generation subsidiary of Eletrobras;

•	CMN: Conselho Monetário Nacional, the highest authority responsible for Brazilian monetary and financial policy;

•	CNEN: Comissão Nacional de Energia Nuclear S.A., the Brazilian national commission for nuclear energy;

•	CNPE: Conselho Nacional de Política Energética, the advisory agency to the President of the Republic of Brazil for the formulation of policies and guidelines in the Energy sector;

•

Concessionaires or concessionaire companies: companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987 (dated February 1995), as amended, and Law No. 9,074 (the Power Sector Law, dated July 7, 1995), as amended (together, the “Concessions Laws”);

•

Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts;

•	Distributor: an entity supplying electrical energy to a group of customers by means of a distribution network;

•	DNAEE: Departamento National de Águas e Energia Elétrica, the Brazilian national department of water and electrical energy;

•	Electricity Regulatory Law: Law No. 10,848 (Lei do Novo Modelo do Setor Elétrico), enacted on March 15, 2004, as amended, and which regulates the operations of companies in the electricity industry;

•	Eletrobras Distribuição Alagoas, or Distribuição Alagoas: Companhia Energética de Alagoas, a distribution company operating in the State of Alagoas (Ceal);

•	Cepel: Centro de Pesquisas de Energia Elétrica, a research center of the Brazilian electric sector;

•	Eletrobras: Centrais Elétricas Brasileiras S.A. – Eletrobras;

•	Eletrobras Chesf, or Chesf: Companhia Hidro Elétrica do São Francisco, a generation and transmission subsidiary of Eletrobras;

•	Eletrobras Distribuição Acre, or Distribuição Acre: Companhia de Eletricidade de Acre, a distribution company operating in the State of Acre (Eletroacre);

•	Eletrobras Distribuição Piauí, or Distribuição Piauí: Companhia Energética de Piauí, a distribution company operating in the State of Piauí (Cepisa);

•	Eletrobras Distribuição Rondônia, or Distribuição Rondônia: Centrais Elétricas de Rondônia, a distribution company operating in the State of Rondônia (Ceron);

•	Eletrobras Distribuição Roraima, or Distribuição Roraima, formally known as Boa Vista Energia S.A., a distribution company operating in the city of Boa Vista, in the State of Roraima;

•	Eletrobras Eletronorte, or Eletronorte: Centrais Elétricas do Norte do Brasil S.A., a generation and transmission subsidiary of Eletrobras;

•	Eletrobras Eletronuclear, or Eletronuclear: Eletrobras Termonuclear S.A., a generation subsidiary of Eletrobras;

•	Eletrobras Eletropar, or Eletropar: Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. – LightPar);

•	Eletrobras Eletrosul, or Eletrosul: Eletrosul Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	Eletrobras Furnas, or Furnas: Furnas Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	Energy charge: the variable charge for purchases or sales based on actual electricity consumed;

•	Environmental Crimes Act: Law No. 9,605, dated February 12, 1998, as amended;

•	Final consumer (end user): a party who uses electricity for its own needs;

•	FND: Fundo National do Desestatização, the national privatization fund;

•

Free consumers: customers that were connected to the system after July 8, 1995 and have a contracted demand above 3 MW at any voltage level; or customers that were connected to the system prior to July 8, 1995 and have a contracted demand above 3 MW at voltage level higher than or equal to 69 kV;

•	Gigawatt ( GW): one billion watts;

•	Gigawatt hour ( GWh): one gigawatt of power supplied or demanded for one hour, or one billion watt hours;

•	High voltage: a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs);

•	Hydroelectric plant or hydroelectric facility or hydroelectric power unity (HPU): a generating unit that uses water power to drive the electric generator;

•	IRFS: International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	IGP-M: Índice Geral de Precos-Mercado, the Brazilian general market price index, similar to the retail price index;

•	INB: Indústrias Nucleares Brasileiras, a Brazilian Government-owned company responsible for processing uranium used as power to provide electricity at Angra I and Angra II Nuclear Plants;

•	Installed capacity: the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer;

•	Interconnected Power System: systems or networks for the transmission of energy, connected together by means of one or more links (lines and/or transformers);

•	Isolated system: generation facilities in the North of Brazil not connected to the national transmission grid;

•	Itaipu: Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay;

•	Kilowatt (kW): 1,000 watts;

•	Kilowatt Hour (kWh): one kilowatt of power supplied or demanded for one hour;

•	Kilovolt (kV): one thousand volts;

•	Megawatt (MW): one million watts;

•	Megawatt hour (MWh): one megawatt of power supplied or demanded for one hour, or one million watt hours;

•	Mixed capital company: pursuant to Brazilian Corporate Law, a company with public and private sector shareholders, but controlled by the public sector;

•	MME: Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy;

•	MRE: Mercado Regulado de Energia, the Brazilian Energy Regulated Market;

•	National Environmental Policy Act: Law No. 6,938, dated August 31, 1981, as amended;

•	Northeast region: the States of Alagoas, Bahia, Ceará, Maranhão, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe;

•	ONS: Operador Nacional do Sistema, the national system operator;

•	Power Sector Law: Law No. 9,074 of July 7, 1997, as amended;

•	Procel: Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electrical energy conservation program;

•	Proinfa: Programa de Incentivo às Fontes Alternativas de Energia, the program for incentives to develop alternative energy sources;

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

A. Selected Financial Data

Consolidated Balance Sheet Information

	As of December 31,
	2012	2011	2010
	(R$ thousands)
Assets
Current
Cash and cash equivalents	4,429,375	4,959,787	9,220,169
Restricted cash	3,509,323	3,034,638	2,058,218
Marketable securities	6,622,611	11,252,504	6,774,073
Accounts Receivable	4,496,963	4,352,024	3,779,930
Financial asset of concession agreements	579,295	2,017,949	1,723,522
Loans and financings	1,976,191	2,082,054	1,359,269
Fuel consumption account – CCC	1,240,811	1,184,936	1,428,256
Investment remuneration	118,790	197,863	178,604
Taxes and social contribution	2,810,134	1,947,344	1,825,905
Reimbursement rights	7,115,200	3,083,157	1,704,239
Warehouse (storeroom)	454,635	358,724	378,637
Stock of nuclear fuel	360,751	388,663	297,972
Indemnifications – Law 12,783	8,882,836	—	—
Financial instruments	252,620	195,536	283,220
Other	1,493,009	1,607,493	1,557,857

Total current assets	44,342,544	36,662,672	32,569,871

Non-current
Long term assets
Reimbursement rights	901,029	500,333	371,599
Loans and financings	7,747,286	7,651,336	8,300,171
Accounts receivable	1,482,946	1,478,994	1,706,292
Marketable securities	404,337	398,358	769,905
Stock of nuclear fuel	481,495	435,633	523,957
Taxes and social contribution	6,931,626	5,774,286	4,338,682
Judicial deposit	2,829,912	2,316,324	1,750,678
Fuel consumption account – CCC	521,097	727,136	785,327
Financial asset of concession of agreements	44,834,877	46,149,379	40,643,712
Financial instruments	223,099	185,031	297,020
Advances for future capital increase	4,000	4,000	7,141
Indemnifications – Law 12,783	5,554,436	—	—
Other	830,754	701,763	1,165,529

	72,746,894	66,322,573	60,660,013

Investments	5,398,299	5,510,192	4,724,647

	As of December 31,
	2012	2011	2010
	(R$ thousands)
Property, plant and equipment	47,407,102	53,214,861	46,682,498
Intangible assets	2,300,740	2,371,367	2,263,972

Total non-current assets	127,853,035	127,418,993	114,331,130

Total assets	172,195,578	164,081,665	146,901,001

	As of December 31,
	2012	2011	2010
	(R$ thousands)
Liabilities and shareholders’ equity
Current
Borrowings	4,447,175	4,005,326	1,868,465
Debentures	316,899	739,237	—
Financial Liability	52,862	—	—
Compulsory loan	12,298	16,331	16,925
Suppliers	7,490,802	6,338,102	5,165,765
Advances from clients	469,892	413,041	341,462
Taxes and social contributions	1,257,016	1,032,521	1,102,672
Fuel consumption account – CCC	1,369,201	3,079,796	2,579,546
Shareholders’ remuneration	3,977,667	4,373,773	3,424,520
National Treasury Credits	131,047	109,050	92,770
Estimated liabilities	1,444,992	802,864	772,071
Reimbursement Obligations	5,988,698	1,955,966	759,214
Complementary pension plans	118,553	451,801	330,828
Provision for contingencies	267,940	240,190	257,580
Regulatory fees	1,308,152	901,692	584,240
Leasing	162,929	142,997	120,485
Concessions payable	40,131	35,233	25,098
Derivative financial instruments	185,031	269,718	237,209
Personnel voluntary dismissal	—	93,137	—
Research and development	—	274,722	219,538
Profit sharing	—	296,547	227,563
Other	1,808,362	552,765	243,560

Total current liabilities	30,849,647	26,124,809	18,369,511

Non-current
Borrowings	45,204,025	38,408,352	31,269,971
National Treasury credits	37,072	155,676	250,485
Debentures	409,228	279,410	710,536
Advances from clients	830,234	879,452	928,653
Compulsory loan	321,894	211,554	141,425
Decommission obligations	988,490	408,712	375,968
Operational provision	1,005,908	843,029	—
Fuel consumption account – CCC	2,401,069	954,013	785,327
Provision for contingencies	5,288,394	4,652,176	3,901,289
Complementary pension plans	4,628,570	2,256,132	2,066,702
Onerous contracts	4,905,524	96,204	—
Reimbursement obligations	1,801,059	1,475,262	1,091,271
Leasing	1,860,104	1,775,544	1,694,547
Shareholders’ remuneration	—	3,143,222	5,601,077
Concessions payable	1,577,908	1,534,532	1,089,726
Advances for future capital increase	161,308	148,695	5,173,856
Derivative financial instruments	291,252	197,965	303,331
Regulatory Fees	428,501	385,724
Personnel voluntary dismissal	—	0	273,671
Research and development	—	0	284,820
Taxes and social contributions	1,414,884	1,902,522	1,217,649
Other	509,914	1,046,362	840,776

	As of December 31,
	2012	2011	2010
	(R$ thousands)
Total non-current liabilities	74,065,338	60,754,538	58,001,080

Shareholders’ equity
Share capital	31,305,331	31,305,331	26,156,567
Capital reserves	26,048,342	26,048,342	26,048,342
Profit reserves	10,836,414	18,571,011	16,804,851
Asset valuation adjustment	208,672	220,915	163,335
Additional Proposed Dividend	433,962	706,018	753,201
Other comprehensive income	(1,748,776)	(8,111)	377,818
Non-controlling shareholders’ interest	196,648	358,812	226,296

Total shareholders’ equity	67,280,593	77,202,318	70,530,410

Total liabilities and shareholders’ equity	172,195,578	164,081,665	146,901,001

Consolidated Income Statement

	For the year ended December 31,
	2012	2011	2010
	(R$ thousands)
Net operating revenue	34,064,477	29,532,744	26,832,085
Operating expenses
Personnel, supplies and services	8,439,302	7,670,716	7,370,713
Profit sharing for employees and management	—	317,035	296,270
Electricity purchased for reselling	4,573,673	3,386,289	4,315,084
Charges upon use of electric network	1,763,953	1,420,934	1,353,839
Construction – Distribution	1,345,519	711,740	810,475
Construction – Transmission	3,681,603	3,567,868	2,143,009
Fuel for electricity production	708,711	162,673	252,502
Remuneration and reimbursement	1,651,724	1,328,994	1,087,341
Depreciation and amortization	1,658,161	1,549,988	1,498,059
Operating provisions	5,326,991	2,848,749	2,497,262
Itaipu’s income to offset	491,859	655,290	441,057
Donations and contributions	380,101	289,964	261,006
Other	2,257,666	1,305,765	669,434
	32,396,316	25,389,902	23,090,468

Operating result before financial result	1,668,161	4,142,842	3,741,617

Financial result
Financial revenue
Revenue from interest, commissions and fees	767,534	757,450	781,872
Revenue from financial investments	1,731,870	1,664,517	1,537,435
Arrears surcharge on electricity	230,597	359,208	393,987
Monetary restatement	858,049	652,949	616,141
Exchange rate variation gain	421,013	669,731	—
Remuneration for indemnification – Law 12,783	—	—	—
Other financial revenues	326,379	158,471	394,890

Financial expenses
Debt charges	(2,333,643)	(1,708,670)	(1,675,821)
Leasing charges	(412,152)	(350,861)	(332,449)
Charges on shareholders’ resources	(572,322)	(1,178,989)	(1,298,647)
Exchange rate variation loss	—	—	(431,497)
Other financial expenses	(384,816)	(789,353)	(350,033)

	For the year ended December 31,
	2012	2011	2010
	(R$ thousands)

	632,509	234,453	(364,122)

Result/loss before participation in associates and other investments and before effects of Law 12,783	2,300,670	4,056,037	3,377,495

Result of participation in associates and other investments	468,584	482,785	669,755

Income before effects of Law 12,783	2,769,254	4,538,822	—
Effects – Law 12,783	(10,085,380)	—	—

Income (loss) before income tax and social contribution	(7,316,126)	4,538,822	4,047,250

Income tax (expense)/benefit	244,688	(474,994)	(1,074,606)
Social contribution on net income (expense)/benefit	145,786	(301,809)	(419,659)

Net income (loss) for the year	(6,925,652)	3,762,019	2,552,985

Attributable to controlling shareholders	(6,878,915)	3,732,565	2,247,913
Attributable to non-controlling shareholders	(46,737)	29,454	305,072
Net earnings per share	(5.09)	2.60	2.25

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

The following table sets out our declared dividends for the periods indicated:

	Year
	2012(1)	2011(1)	2010(1)
	(R$)
Common Shares	0.40	1.23	0.83
Class A Preferred Shares	2.18	2.17	2.17
Class B Preferred Shares	1.63	1.63	1.63

(1)	Interest on own capital.

The following table sets forth a summary of dividends/interest on own capital declared per share for the periods presented, both at the time declared and as adjusted for our 500:1 reverse stock split effected in 2007.

Dividend per Share

	Declared				Paid(2)
	On 12/31/2007		Equivalent on 08/20/2007(1)		On 06/15/2008		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.40155520020	0.22670084130	0.40155520020	0.22670084130	0.41587767968	0.24648985282	0.41587767968	0.24648985282
Preferred A	2.01949731106	1.14012155539	2.01949731106	1.14012155539	2.09152777855	1.23964424997	2.09152777855	1.23964424997
Preferred B	1.51462298231	0.85509116599	1.51462298231	0.85509116599	1.56864583289	0.92973318687	1.56864583289	0.92973318687

	Declared				Paid(2)
	On 12/31/2008		Equivalent on 08/20/2007(1)		On 04/30/2009(3)		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	1.484883733	0.635380288	1.484883733	0.635380288	1.548692924	0.662684178	1.548692924	0.662684178
Preferred A	2.174044374	0.930271448	2.174044374	0.930271448	2.267468532	0.970247553	2.267468532	0.970247553
Preferred B	1.630533280	0.697703586	1.630533280	0.697703586	1.703562217	0.728952596	1.703562217	0.728952596

	Declared		Paid		Declared		Paid
	On 12/31/2009		On 05/18/2010		On 12/31/2010		On 06/29/2011
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.4096631540	0.713305484	1.548692924	0.662684178	0.832245170	1.386686902	0.877358220	1.380084480
Preferred A	2.1740443750	3.785446066	2.267468532	0.970247553	2.174043683	3.622391585	2.291890859	3.605144321
Preferred B	1.6305332814	2.839084549	1.703562217	0.728952596	1.630533280	2.716794551	1.718918690	2.703859099

			Declared		Paid		Declared(4)
			On 12/31/2011		On 5/29/2012		On 12/31/2012
			R$	U.S.$	R$	U.S.$	R$	U.S.$
Common			1.231779162	2.310571353	1.280047007	0.641820601	0.399210837	0.195356416
Preferred A			2.178256581	4.085973695	2.263612588	1.134984250	2.178256581	1.065944008
Preferred B			1.633692440	3.064480279	1.697709445	0.851238189	1.633692440	0.799458008

(1)	Adjusted to reflect the reverse stock split.
(2)	Adjusted by Selic rate variation.
(3)	General Stockholders Meeting.
(4)	Eletrobras expects to pay the dividends declared on December 31, 2012 by year-end 2013.

Exchange Controls and Foreign Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and since then, the real/U.S. dollar exchange rate has fluctuated considerably. Until early 2003, the value of the real declined relative to the U.S. dollar and then began to stabilize. The real appreciated against the U.S. dollar in 2004-2007. In 2008, as a result of the worsening of the global financial and economic crisis the real depreciated 31.9% against the U.S. dollar, and on December 31, 2008 the exchange rate of the real in relation to the U.S. dollar was R$2.34 per U.S.$1.00. In 2009, the real appreciated 25.5% against the U.S. dollar, due to improved economic conditions in Brazil. In 2010, the real appreciated 4.3% against the U.S. dollar. In 2011, the real depreciated 12.6% against the U.S. dollar. In 2012, the real appreciated 8.9% against the U.S. dollar. In the past, the Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian Government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. We cannot assure that the real will not depreciate substantially or continue to appreciate against the U.S. dollar in the near future.

The following table sets forth the period end, average, high and low selling rates published by the Central Bank expressed in reais per U.S.$ for the periods and dates indicated.

	Reais per U.S. Dollar
Year Ended	Period-end	Average(1)	Low	High
December 31, 2008	2.3370	1.8374	1.5593	2.5004
December 31, 2009	1.7412	1.9905	1.7024	2.4218
December 31, 2010	1.6662	1.7593	1.6554	1.8811
December 31, 2011	1.8758	1.6746	1.5345	1.9016
December 31, 2012	2.0435	1.9550	1.7024	2.1121

(1)	Represents the average of month-end rates beginning with December of the previous period through last month of period indicated.

The following table sets forth the period end, high and low commercial market/foreign exchange market selling rates published by the Central Bank expressed in reais per U.S.$ for the periods and dates indicated.

	Reais per U.S. Dollar
Month	Period-end	Average	Low	High
November 2012	2.1074	2.0678	2.0312	2.1074
December 2012	2.0435	2.0778	2.0435	2.1121
January 2013	1.9883	2.0331	1.9883	2.0471
February 2013	1.9754	1.9733	1.9570	1.9893
March 2013	2.0138	1.9828	1.9528	2.0185
April 2013 (through April 24, 2013)	2.0244	2.0020	1.9736	2.0244

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Company

The renewal of our concessions, which were due to expire between 2015 and 2017, pursuant to Law No. 12,783, may adversly affect our financial condition and results of operations.

On September 11, 2012, the Brazilian Government enacted Provisional Measure No. 579/2012, later converted into Law No. 12,783 (“Law No. 12,783”), in order to regulate the terms and conditions for the renewal of concessions for the generation, distribution and transmission of electricity which were due to expire between 2015 and 2017. The terms of the law provide that companies may, only once, renew their generation and transmission concessions for a further thirty year term, provided they accept certain conditions established by ANEEL, such as accepting the revised tariffs to be calculated by ANEEL, and submitting to the agency’s quality standards.

On December 4, 2012, we renewed the generation and transmission concessions which were due to expire between 2015 and 2017 of Eletrobras Chesf, Eletrobras Eletronorte, Eletrobras Eletrosul and Eletrobras Furnas for further 30 year terms pursuant to Law No. 12,783. By doing so, we accepted the application of the significantly reduced revised tariffs and annual permitted revenues (Receita Anual Permitida) as remuneration for our generation and transmission activities in accordance with the Ministry for Mining and Energy’s ordinance Nos. 578 and 579. While renewing our generation and transmission concessions for an additional 30 years assures us of long-term revenue generating assets, for the year ended December 31, 2012 the effects of Law 12,783, and specifically the significantly reduced tariffs effective January 1, 2013 with respect to those assets with concessions expiring in the years 2015 through 2017, resulted in a non-recurring charge of R$10.1 billion. Furthermore, we expect that in the future our revenues from concessions that have been renewed pursuant to Law 12,783 will be significantly lower, and may result in us incurring losses in 2013 and in subsequent periods. For more information regarding the effects of Law No. 12,783 on our income, please see “Item 5, Operating and Financial Review and Prospects – Overview – The Effects of Law No. 12,783” below. For further information about which of our concessions were renewed pursuant to Law No. 12,783, please see “Item 4, Information on the Company – Business Overview – Generation – Concessions.”

The amount of any indemnification payments to be received following renewal of our concessions, which were due to expire between 2015 and 2017, may not be sufficient to cover our investments in these concessions.

By agreeing to renew the concessions, which were due to expire between 2015 and 2017, we accepted indemnification for the unamortized portion of our assets relating to those concessions. However, until December 31, 2013 we have the right to claim indemnification from ANEEL (i) in relation to any transmission assets, which became operational prior to 2000 and (ii) for the modernization of any generation assets in accordance with Law No. 12,783. The value of any indemnification payments received by us might be less than the amounts we accounted for and invested in those transmission and generation assets, which could materially adversely affect our financial condition and results of operations.

The value of the revised tariffs we calculated based on our expected expenses, costs and revenues may be higher than the tariffs we will eventually receive.

Law No. 12,783 determines, among other things, the tariffs to be charged by concessionaires based on costs of operation and maintenance, charges, taxes and payments for the use of the transmission and distribution systems. By agreeing to renew our concessions early, we made certain assumptions about the assets of Eletrobras Furnas, Eletrobras Chesf and Eletrobras Eletrosul that may not materialize over time, particularly in relation to planned cost reductions. As a result, the tariffs we will receive in time may be lower than predicted, which could materially adversely affect our financial condition and results of operations.

There are no guarantees that our existing concession contracts will be renewed and, if so, at what terms.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL.

The Brazilian Government may renew any existing concessions that were not renewed pursuant to Law No. 12,783 for an additional period of 30 years without the need to carry out a new bidding process. In case we request such a renewal, the Brazilian Government may grant their approval on less favorable terms. This applies to approximately 37.5% of our generation assets, all of our distribution assets and 5.8% of our transmission assets, other than Itaipu and our nuclear power plants, Angra I and Angra II.

Given the Brazilian Government’s discretion in relation to the renewal of concessions, we may face considerable competition from our competitors during the renewal process. Consequently, we cannot give you any assurances that our concessions will be renewed or renewed under similar conditions. Further, our shareholders may choose not to renew any expiring concessions if the terms of the renewal are not favorable, which would adversely affect our financial condition and results of operations.

The value of any government bonds received by us in exchange for our credits in Itaipu might be less than the value of our credits.

Law No. 12,783 authorized the Brazilian Government to acquire any of the credits we hold against Itaipu as a result of our financing of the construction of the Itaipu hydroelectric power plant in exchange for Brazilian Government bonds (títulos da dívida pública mobiliária) of an equivalent value. Should the Brazilian Government acquire these credits, the value of any government bonds transferred to us may be less than the value of our credits in Itaipu and could materially adversely affect our financial condition and results of operations.

Any hydroelectric generation concessions renewed pursuant to Law No. 12,783 are subject to a quota allocation regime.

As a result of the renewal of our hydroelectric generation concessions, our generation companies must comply with a quota allocation regime under which those companies are required to provide power to distribution companies which also renewed their concessions pursuant to Law No. 12,783. Accordingly, we cannot access the free market, which generally attracts higher returns, to sell any electricity generated by such companies, and our financial condition and results of operations could be materially and adversely affected.

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

Our current budget anticipates capital expenditures of approximately R$10.2 billion in 2013. We cannot assure you that we will be able to finance our proposed capital expenditure programs from either our cash flow or external resources. Moreover, as a state controlled company, we are subject to certain rules limiting our indebtedness and investments and must submit our proposed annual budgets, including estimates of the amounts of our financing requirements and sources of our financing, to the Ministry of Planning, Budget and Management and the Brazilian Congress for approval. Thus, if our operations do not fall within the parameters and conditions established by such rules and the Brazilian Government, we may have difficulty in obtaining the necessary financing authorizations, which could create difficulties in raising funds. If we are unable to obtain such funds, our ability to invest in capital expenditures for expansion and maintenance may be adversely impacted, which would materially adversely affect the execution of our growth strategy, particularly our investment in large scale projects, which could materially adversely affect our financial condition and results of operations.

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

The Brazilian Government introduced the Fuel Consumption Account, or CCC Account, in 1973. The purpose of the CCC Account is to generate financial reserves payable to distribution companies and some generation companies (all of which must make annual contributions to the CCC Account) to cover some of the costs of the operation of thermoelectric plants in the event of adverse hydrological conditions. In recent periods, the amounts we (and other companies in our industry) have received as reimbursements from the CCC Account have exceeded our contributions to that account.

Following the enactment of Law No. 12,783, we are no longer required to make payments to the CCC Account. Nevertheless, the CCC Account has not been abolished. The assets which remain will still be distributed to generation and distribution companies which may incur additional expenses due to the use of thermoelectric plants should hydrological conditions be unfavorable. To ensure its continuing viability, Law No. 12,783 allows for transfers between the Conta de Desenvolvimento Energético (Energy Development Account or CDE Account) and the CCC Account.

However, we cannot assure you that we will continue to receive reimbursements from the CCC Account and any decrease in the amounts we receive may materially adversely affect our financial condition and results of operations.

We may be unable to fully implement our strategy.

Our ability to implement the principal components of our strategy depends on a series of factors, among them, our ability to:

•	Implement an operational efficiency plan aimed at reducing costs, increasing revenues and improving the quality and reliability of our services;

•	Expand our business in a sustainable and profitable manner; and

•	Improve our business model, corporate governance and management.

We cannot guarantee that we will be to accomplish these objectives in their entirety or successfully. Any impact on the main elements of our strategy may adversely affect our financial condition and results of operations.

If any of our assets were deemed assets dedicated to providing an essential public service, they would not be available for liquidation in the event of our bankruptcy and could not be subject to attachment to secure a judgment.

On February 9, 2005, the Brazilian Government enacted Law No. 11,101, or the New Bankruptcy Law. The New Bankruptcy Law, which came into effect on June 9, 2005, governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the debt reorganization judicial proceeding known as concordata (reorganization) for judicial and extrajudicial recovery. The New Bankruptcy Law provides that its provisions do not apply to government owned and mixed capital companies (such as Eletrobras). However, the Brazilian Federal Constitution establishes that mixed capital companies, such as Eletrobras, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Furthermore, Law No. 12,767/2012 provides that judicial and extrajudicial recovery do not apply to public entity concessionaires until the termination of those concessions. Accordingly, it is unclear whether or not the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the New Bankruptcy Law would apply to us.

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

Our subsidiary Eletrobras Eletronuclear, as an operator of two nuclear power plants, is subject to strict liability under Brazilian law for damages in the event of a nuclear accident. The Vienna Convention on Civil Liability for Nuclear Accidents (or the Vienna Convention) became binding in Brazil in 1993. The Vienna Convention provides that an operator of a nuclear installation, such as Eletrobras Eletronuclear, in a jurisdiction which has adopted legislation implementing the Vienna Convention, will be strictly liable for damages in the event of a nuclear accident (except as covered by insurance). Eletrobras Eletronuclear is regulated by several federal and state agencies. As of December 31, 2012, Eletrobras Eletronuclear’s Angra I and Angra II plants were insured for an aggregate amount of U.S.$1,000 million in the event of a nuclear accident (see “Item 4.B, Business Overview – Generation – Nuclear Plants”). In addition to the liability for damages in the event of a nuclear accident, Eletrobras Eletronuclear has acquired insurance to cover operational risks due to potential equipment failure, in the amount of U.S.$390,4 million for each unit. We cannot assure that this coverage will be sufficient in the event of a nuclear accident. Accordingly, any nuclear accident may have a material adverse effect on our financial condition and results of operations.

The Brazilian nuclear regulatory authority CNEN has not established any additional safety requirement existing or planned for the nuclear power plants as a result of the Fukushima accident in Japan. Eletrobras Eletronuclear complied with all the requests of CNEN regarding the lessons learned from the Fukushima accident, including the performance of “stress tests” developed for European reactors in accordance with the technical guidelines set forth by the European Commission. The Brazilian site conditions for the existing plants were subject before the Fukushima accident to an extensive reevaluation for licensing the construction of the third unit (Angra III) at the same site. The results of the reevaluation confirmed the adequacy of the safety design criteria.

The technology applied in the Brazilian nuclear power plants and the design, incorporating additional safety features such as double emergency supply systems and alternatives for passive reactor cooling, should withstand accidents beyond the design basis. Nonetheless, Eletrobras Eletronuclear established a comprehensive program to evaluate and enlarge its existing safety margins and allocated approximately US$150 million to be applied towards this effect through 2016. Therefore, the Fukushima accident did not affect nuclear power generation in Brazil; our current plants remain operational and our projects are still on schedule.

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

Our distribution activities are carried out in the northern and northeastern regions of Brazil, representing 12.1% of our consolidated net revenue as of December 31, 2012. The northern and northeastern regions of Brazil are the poorest regions in the country, and our distribution subsidiaries incur significant commercial losses due to illegal connections, as well as relatively high levels of default by consumers in those regions. Historically, in the aggregate, our distribution subsidiaries have incurred losses which have adversely affected our consolidated results of operations. In May 2008, we implemented a new management structure for our distribution activities. As a result, several measures have been taken in order to reduce commercial losses and to renegotiate debts due by consumers in default with our distribution subsidiaries. However, we cannot be certain that such measures will succeed, and that the losses suffered by our distribution subsidiaries will be substantially reduced. We also cannot be certain that the conditions in the market where theses subsidiaries operate will not deteriorate.

In addition, the tariffs we charge for sales of electricity to customers are determined by ANEEL pursuant to concession agreements and Brazilian law, which establish mechanisms that permit adjustment periodically. ANEEL determines the level of any adjustment by analyzing the costs of each distribution company and their weighted average cost of capital, or WACC. The third tariff review cycle for energy distribution companies resulted in a WACC of 7.5%. Given that the macroeconomic indicators of Brazil have recently improved, the new WACC could lead to lower energy costs while other costs remain stable. Therefore, our electrical power distribution subsidiaries may incur losses, and may continue to adversely affect our financial condition and results of our operations.

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a probable loss in our view after consulting our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2012, we provisioned a total aggregate amount of approximately R$5,556 million in respect of our legal proceedings, of which R$636 million were related to tax claims, R$3,780 million were related to civil claims and R$1,139 million were related to labor claims. (See “Item 8.A, Consolidated Financial Statements and Other Information – Litigation”).

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

Pursuant to SEC regulations, our management, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of our disclosure controls and procedures, including the effectiveness of our internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a result of our management’s evaluation of the effectiveness of our disclosure, controls and procedures in 2012, our management determined that these controls and procedures were not effective due to material weaknesses in our internal controls over financial reporting. These material weaknesses included our lack of design and maintenance of effective operating controls over:

•

financial reporting based criteria established by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, including: internal control deficiencies not remediated in a timely manner; lack of adequately implemented risk assessment process to ensure that effective controls were adequately designed and implemented that would prevent and detect material misstatements to our financial statements, based on risks known by us; lack of adequate effective information technology controls, including those related to segregation of duties, security and monitoring access to our financial application programs and data;

•	monitoring and approval processes relating to the recording of recurring and non-recurring journal entries;

•	the completeness/accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes;

•	the completeness/accuracy or the review/monitoring of the post retirement benefits plans (pension plans) sponsored by us;

•	the impairment calculation of assets. Specifically, there is no evidence of the analysis of financial information that was used for the impairment calculation of assets; and

•	the appropriate review/monitoring related to the preparation of financial statements and related disclosures, and insufficient headcount of internal accounting personnel.

In response to these findings by our management, we have established a working group consisting of representatives from certain areas in which we operate. This working group has identified goals which the directors and managers for each area have to meet. In addition, we are currently working with outside consultants who assisted us during the testing stage and are continuing to help us devise specific actions to remedy the existing material weaknesses. In the event we are unable to remedy these material weaknesses, the reliability of our financial reporting and the preparation of our financial statements may be materially adversely affected, which may materially adversely affect our company and our reputation.

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

The Brazilian currency has experienced high degrees of volatility in the past. The Brazilian Government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms, including sudden devaluation, small periodic devaluation during which the occurrence of the changes varied from daily to monthly, floating exchange market systems, exchange controls and parallel exchange market. From time to time, there was a significant degree of fluctuation between the U.S. dollar and the Brazilian real and other currencies. On December 31, 2012, the exchange rate between the real and the dollar was R$2.0435 to U.S.$1.00.

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

On December 31, 2012, approximately 38.93% of our consolidated indebtedness, which equals R$19,330 million as of such date, was denominated in foreign currencies, of which R$19,007million (or approximately 38.28%) was denominated in U.S. dollars, and approximately R$9,419 million (or approximately 48.73%) of such foreign indebtedness related to Itaipu indebtedness.

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

We carry out our generation, transmission and distribution activities in accordance with concession agreements we execute with the Brazilian Government through ANEEL. The length of such concessions varies from 20 to 35 years. ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements. Depending on the extent of the non-compliance, these penalties could include substantial fines (in some cases up to two percent of our gross revenues in the fiscal year immediately preceding the assessment), restrictions on our operations, intervention or termination of the concession. For example, on May 22, 2010, our subsidiary Eletrobras Furnas received a R$53.7 million fine from ANEEL, as a result of ANEEL determining that there were two malfunctions in the protection system of the Itaberá and Ivaiporã substations that led to power outages and disruption in generation on November 10, 2009. ANEEL may also terminate our concessions prior to their due date in the event that we fail to comply with their provisions, are declared bankrupt or are dissolved, or in the event that ANEEL determines that such termination would serve the public interest (see “Item 4.B, Business Overview – Generation – Concessions”).

As of December 31, 2012, we believe we were in compliance with all material terms of our concession agreements. However, we cannot assure you that we will not be penalized by ANEEL for a future breach of our concession agreements or that our concessions will not be terminated in the future. In the event that ANEEL were to terminate any of our concessions before their expiration date, the compensation we recover for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment and, accordingly, could have a material adverse effect on our financial condition and results of operations.

We may be subject to administrative intervention if we provide our services in an inadequate manner or violate contractual obligations, regulations and other legal obligations.

In August 2012 the Brazilian Government published a provisional measure which later became Law No. 12,767/2012, permitting ANEEL to intervene in electric power concessions considered part of the public service in order to guarantee adequate levels of service as well as performance of the concession contract, regulations and other relevant legal obligations. If ANEEL were to intervene in concessions as part of an administrative procedure, management would have to present a recovery plan to correct any violations and failures that gave rise to the intervention. Should the recovery plan be dismissed or not presented within the timelines stipulated by the regulations, ANEEL may, among other things, expropriate or forfeit the concession, reallocate our assets or adopt measures which may alter our shareholding structure.

If the holders of our concessions are subject to an administrative intervention, we and our subsidiaries may be subject to an internal reorganization in accordance with the recovery plan presented by management, which may adversely affect our financial condition and results of operations. In addition, should the recovery plan be rejected by the administrative authorities, ANEEL would be able to use its powers described above, which may adversely affect our financial condition and results of operations.

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

ANEEL establishes the tariffs for generation, transmission and distribution based on certain criteria established by law.

Eletrobras conducts its generation, transmission and distribution activities in accordance with the terms of the concession contracts entered into with the Brazilian Government through ANEEL and in certain cases ANEEL is responsible for setting the tariffs. The concessions renewed in 2012 pursuant to Law No. 12,783 were conditional on ANEEL establishing new tariffs and annual permitted revenue rates. If ANEEL questions or rejects our tariff adjustment requests based on our investments incurred to date, our financial condition and results of operations may be adversely affected.

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

Hydrological conditions could adversely affect our operations. For example, hydrological conditions that result in a low supply of electricity in Brazil could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. The most recent period of extremely low rainfall in a large portion of Brazil was in the years immediately prior to 2001, and as a result, the Brazilian Government instituted a program to reduce electricity consumption from June 1, 2001 to February 28, 2002. Furthermore, precipitation levels recorded in 2012 were relatively low, which in turn reduced the levels of reservoirs at our hydroelectric power plants. Consequently,we needed to rely on thermal plants to generate energy we had expected to generate from our hydroelectric plants, which was significantly more expensive.

A recurrence of unfavorable hydrological conditions that result in a reduced supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity consumption or the imposition of special taxes on the sector to finance thermal power plants, which are often more expensive than hydroelectric plants per MW of energy produced. Therefore, it is possible that prolonged periods of reduced precipitation levels could adversely affect our financial condition and the results of operations in the future. Our generation capacity could also be affected by events such as floods which might damage our installations. This may in turn materially adversely affect our financial condition and results of operations.

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

For example, we experienced work stoppages during the construction of our Jirau, Santo Antônio and Belo Monte hydroelectric plants. We do not have insurance coverage for some of these risks, particularly for those related to weather conditions. Furthermore, the implementation of investments in the transmission sector have suffered delays due to the difficulty to obtain the necessary government permits and approvals. This has led to delays in investments in generation due to the lack of transmission lines to drain production. If we experience any of these or other unforeseen risks, we may not be able to generate, transmit and distribute electricity in amounts consistent with our projections, which may have a material adverse effect on our financial condition and results of operations.

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

Political, economic and social events as well as the perception of risk in other countries, including the United States, European Union and emerging countries, may affect the market prices for securities in Brazil, including Eletrobras shares.

The Brazilian securities market is influenced by economic and market conditions in other countries, including the United States, European Union and emerging countries. Despite the significant different economic conjecture between these countries and Brazil, investors’ reactions to events in these countries may have a relevant adverse effect on the market value of Brazilian securities, especially those listed on the stock exchange. Crisis in the United States, European Union or emerging countries may reduce investors’ interest in Brazilian companies, including Eletrobras. For example, the prices of shares listed on BM&FBOVESPA have been historically affected by fluctuations of the American interest rate as well as the variations of the main indexes for North-American shares. Events in other countries and capital markets may adversely affect the market price of Eletrobras shares to the extent that, in the future, it could difficult or prevent access to capital markets and investment financing on acceptable terms.

The Global Financial Crisis that began in the second half of 2008 had significant consequences, including in Brazil, such as volatility on the stock and credit market, lack of credit, higher interest rates, general economic desacceleration, volatile exchange rates, inflationary pressure, among others, that could adversely affect us, affect the price of Brazilian securities, including Eletrobras shares.

The persistence of uncertainty in Europe, especially in Greece, Spain, Italy and Portugal, intensified the concern about their fiscal sustainability and their default risk, therefore reducing investor confidence and bringing volatility to the markets. Furthermore, projected growth in the United States remains low, considering certain savings criteria (?), firmer fiscal policies and lower global growth rates. The continuous financial deterioration of these countries appears to have adversely affected the global economy and, indirectly, the emerging markets, including Brazil and China, which have already begun to show signs of slowing their rate of growth.

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

You may receive reduced dividend payments if we incur net losses or our net income does not reach certain levels.

Under Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net income for the preceding fiscal year, with holders of preferred shares having priority of payment. Our by-laws require us to pay holders of our preferred shares annual dividends equal to the greater of 8% (in the case of our class “A” preferred shares (subscribed on June 23, 1969) and 6% (in the case of our class “B” preferred shares (subscribed on June 24, 1969), calculated by reference to the capital stock portion of each type and class of stock. The priority minimum dividend payable to holders of our preferred shares must be paid whenever there is a net profit or, in the event of losses in that year, whenever a reserve of profits is available. If our net income is negative or insufficient in a fiscal year, our management may recommend at the annual shareholders’ meeting in respect of that year that the payment of the mandatory dividend should not be made. In these circumstances there is no impediment for the majority shareholder to further capitalize the Company, which could result in the dilution of the current shareholders’ shares.

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2012, we controlled approximately 35% of the installed power generating capacity within Brazil. Through our subsidiaries, we are also responsible for approximately 53% of the installed transmission capacity above 230 kV in Brazil. Our revenues derive mainly from:

•	the generation of electricity and its sale to electricity distribution companies and free consumers;

•	the transmission of electricity on behalf of other electricity concessionaires; and

•	the distribution of electricity to end consumers.

For the year ended December 31, 2012, we derived 70.6%, 27.6% and 15.8% of our net revenue from our electricity generation, transmission and distribution businesses, respectively. For the year ended December 31, 2012, our net revenues were R$34,064 million, compared to R$29,533 million for the year ended December 31, 2011.

A. History and Development

General

We were established on June 11, 1962 as a mixed capital company with limited liability and unlimited duration. We are subject to Brazilian Corporate Law. Our executive offices are located at Avenida Presidente Vargas, 409, 13th Floor, Edifício Herm. Stolz, CEP 20071-003, Rio de Janeiro, RJ, Brazil. Our telephone number is +55 21 2514 6331. Our legal name is Centrais Elétricas Brasileiras S.A. – Eletrobras and our commercial name is Eletrobras.

Capital Expenditures

In the last five years, we have invested an average of R$5.4 billion per year in capital projects. Approximately 39% was invested in our generation segment, 34% in our transmission segment and the balance in our distribution segment and other investments.

Our core business is the generation, transmission and distribution of energy and we intend to invest heavily in these segments in the upcoming years.

The Government selects companies to construct new generation units and transmission lines through a tender process. It is, therefore, difficult to predict the precise amounts that we will invest in these segments in the future. We are, however, working to secure a significant number of new concessions either alone or as part of a consortium including the private sector.

The EPE 10 Year Plan estimates that Brazil will have 148,969 km of transmission lines and 182,408 MW of installed generation capacity by 2021. These estimates would represent approximately R$269 billion investments across the Brazilian electricity section. As the current largest player in the market based on length of transmission lines, we expect to participate in the majority of these new investments. In accordance with the Business Plan, we believe that over the next five years we will invest approximately R$52.4 billion in our generation, transmission and distribution businesses. For these investments, we expect to use the funding derived from our net cash flow as well as from accessing national and international capital markets and bank financing.

Our capital expenditures in 2012, 2011 and 2010 were R$5,924.1 million, R$6,775.2 million and R$5,279.4 million, respectively.

B. Business Overview

Strategy

Our main strategic objectives are to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector. In order to achieve these objectives, our main strategies are as follows:

•

Implement operational efficiency. Our business has historically been focused on our core operations in the Brazilian generation, transmission and distribution markets as well as our former role as lender to third parties, including historically as lender to our subsidiaries. We intend to reduce our operational costs through a number of measures, including: (i) implementation of a voluntary redundancy scheme for employees and regulation and elaboration of an employee mobility plan to further their development; (ii) standardization of procedures, controls and management systems, including for the operation and maintenance of our assets; (iii) centralization of administrative and procedural activities; and (iv) approval of a simplified licensing procedure. We believe that these measures will allow us to reduce our costs and improve our operational efficiency while maintaining the quality and reliability of our services.

•

Expand our business in a sustainable and profitable way. Due to our position as a leader in the Brazilian energy sector, the scale of our operations and the expertise of our management, we believe that we are in a privileged position to explore new opportunities in the Brazilian energy sector in a sustainable way. We believe that there are opportunities for growth through the participation in (i) transmission and generation partnerships in Brazil, which will allow us to maintain our leadership position as well as safeguarding our profitability; and (ii) the development of transmission and generation projects in countries outside of Brazil, where the profit margins are higher than in Brazil, particularly in relation to renewable power generation and integration of electric grids.

•

Improve our business model, corporate governance and management. We intend to improve our business model, corporate governance and management through a study which is aimed at created a new integrated business model which applies to all of our activities. This study will largely focus on the following items: (i) reorganizing the distribution of electric energy, (ii) creating subsidiaries through which we will manage investments in new or existing infrastructure projects, as well as analyzing any potential mergers and/or spin-offs which would allow us to bring together assets and unify their management; (iii) creating shared service centers in order to capture synergies and economies of scale within our group; and (iv) setting up a new management for regulatory issues.

In addition, our shares are listed on the BM&FBOVESPA’s Level 1 segment and on the NYSE. As a result of these listings, we are required to comply with numerous regulations, and we believe that by complying with these regulations we will maintain high corporate governance standards. Our current corporate governance standards are included in the PAE, the audit and administration manuals, the internal regulations of the Board of Directors and Audit Committee and our by-laws. In addition, we are a signatory to the United Nations Global Compact, the world’s largest corporate responsibility initiative, and are a member of the BM&FBOVESPA’s ISE Corporate Sustainability Index. We strive to continue to be a competitive company that emphasizes social and environmental responsibility and sustainability together with the development and quality of life for our employees.

Generation

Our principal activity is the generation of electricity. Net revenues (including financial revenues at the holding company level) from generation represented 70.6%, 64.7% and 68.6% of our total net revenues in the years ended December 31, 2012, 2011 and 2010, respectively.

Pursuant to Law No. 5,899, of July 5, 1973, and Decree 4,550, of December 27, 2002, Eletrobras must sell all energy produced by Itaipu to distribution companies in the Southern, Southeastern and Midwestern regions in Brazil (see “Item 5, Operating and Financial Review and Prospects – Electric Power Market – Itaipu”).

We had an installed capacity of 42,333 MW as of December 31, 2012, 41,621 MW as of December 31, 2011 (including the 350 MW capacity of Candiota III, which is in operation since January 3, 2011) and 41,360 MW as of December 31, 2010. The increase in capacity over these periods reflects continuous growth. Additionally, we have approximately 11,631 MW in planned projects throughout Brazil through 2015, which are currently under construction, and we have begun feasibility studies for an additional approximately 20,000 MW.

The map below shows the geographic location of our generation assets as of December 31, 2012:

Concessions

As of December 31, 2012, we operated under the following concessions/authorizations granted by ANEEL for our generation businesses:

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin

Eletrobras CGTEE
São Jerônimo	Rio Grande do Sul	Thermal	20.00	July 2015	April 1953
Presidente Médici	Rio Grande do Sul	Thermal	446.00	July 2015	January 1974
Nutepa	Rio Grande do Sul	Thermal	24.00	July 2015	February 1968
Candiota III	Rio Grande do Sul	Thermal	350.00	January 2024	January 2011

Eletrobras Chesf
Funil(1)	Bahia	Hydroelectric	30.00	December 2042(8)	March 1962
Pedra(1)	Bahia	Hydroelectric	20.00	December 2042(8)	April 1978
Araras	Ceará	Hydroelectric	4.00	July 2015	February 1967
Curemas	Bahia	Hydroelectric	3.52	November 2024	June 1957
Paulo Afonso Complex and Moxotó (Apolônio Sales)	Bahia	Hydroelectric	4,280.00	December 2042(8)	January 1955
Sobradinho	Bahia	Hydroelectric	1,050.30	December 2022(8)	April 1979
Luiz Gonzaga	Pernambuco	Hydroelectric	1,479.60	December 2042(8)	February 1988
Boa Esperança	Piauí/Maranhão	Hydroelectric	237.30	December 2042(8)	January 1970
Xingó	Sergipe/Alagoas	Hydroelectric	3,162.00	December 2042(8)	April 1994
Piloto	Bahia	Hydroelectric	2.00	July 2015	February 1949
Camaçari	Bahia	Thermal	360.00	August 2027	February 1979
Dardanelos (7)	Mato Grosso	Hydroelectric	261.00	July 2042(8)	August 2011

Eletrobras Eletronorte
Rio Acre	Acre	Thermal	45.49	Indefinite	April 1994
Rio Branco II	Acre	Thermal	32.75	Indefinite	April 1981
Rio Branco I	Acre	Thermal	18.65	Indefinite	February 1998
Santana	Amapá	Thermal	177.74	Indefinite	January 1993
Rio Madeira	Rondônia	Thermal	119.35	Indefinite	April 1968
Coaracy Nunes	Amapá	Hydroelectric	78.00	December 2042(8)	October 1975
Tucurui	Pará	Hydroelectric	8,535.00	July 2024	November 1984
Samuel	Rondônia	Hydroelectric	216.75	September 2029	July 1989
Curuá-Una(2)	Pará	Hydroelectric	30.30	July 2028	July 1977
Senador Arnon Afonso Farias de Mello	Roraima	Thermal	85.92	Indefinite	December 1990
Serra do Navio(5)	Amapá	Thermal	23.30	May 2037	November 2008
Dardanelos (7)	Mato Grosso	Hydroelectric	261.00	July 2042(8)	August 2011

Eletrobras Eletronuclear(3)
Angra I	Rio de Janeiro	Nuclear	640.00	Indefinite	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	Indefinite	September 2000

Eletrobras Eletrosul
Cerro Chato I	Rio Grande do Sul	Wind	30.00	August 2045	November 2011
Cerro Chato II	Rio Grande do Sul	Wind	30.00	August 2045	September 2011
Cerro Chato III	Rio Grande do Sul	Wind	30.00	August 2045	May 2011
Passo São João	Rio Grande do Sul	Hydroelectric	77.00	August 2041	July 2012
Mauá	Paraná	Hydroelectric	363.00	July 2042(8)	November 2012

Eletrobras Holding
Mangue Seco 2	Rio Grande do Norte	Wind	26.00	July 2045	September 2011

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin

Eletrobras Furnas
Corumbá I	Goiás	Hydroelectric	375.00	November 2014	April 1997
Serra da Mesa	Goiás	Hydroelectric	1,275.00	December 2042(8)	April 1998
Eletrobras Furnas	Minas Gerais	Hydroelectric	1,216.00	November 2038	March 1963
Itumbiara	Minas Gerais/Goiás	Hydroelectric	2,082.00	February 2020	February 1980
Marimbondo	São Paulo/Minas Gerais	Hydroelectric	1,440.00	December 2042(8)	April 1975
Peixoto (Mascarenhas de Moraes)	Minas Gerais	Hydroelectric	476.00	October 2023	April 1973
Porto Colômbia	Minas Gerais	Hydroelectric	320.00	December 2042(8)	March 1973
Manso	Mato Grosso	Hydroelectric	212.00	February 2035	October 2000
Funil(1)	Minas Gerais	Hydroelectric	216.00	December 2042(8)	April 1969
Estreito	São Paulo	Hydroelectric	1,050.00	December 2042(8)	January 1969
Campos(4)	Rio de Janeiro	Thermal	30.00	July 2007	April 1977
Santa Cruz	Rio de Janeiro	Thermal	932.00	December 2042(8)	March 1967
Peixe Angical(5)	Tocantins	Hydroelectric	452.00	November 2036	June 2006
Baguari(5)	Minas Gerais	Hydroelectric	140.00	August 2041	November 2009
Retiro Baixo(5)	Minas Gerais	Hydroelectric	82.00	August 2041	March 2010
Foz do Chapecó(5)	Rio Grande do Sul	Hydroelectric	855.00	November 2036	August 2010
Serra do Facão(5)	Goiás	Hydroelectric	212.60	November 2036	October 2010
Santo Antônio	Rondônia	Hydroelectric	3,150.40	June 2043	March 2012

Itaipu(6)
Itaipu Binacional	Paraná	Hydroelectric	14,000.00	Not applicable	—

Eletrobras Amazonas Energia
Aparecida	Amazonas	Thermal	282.05	Indefinite	February 1984
Mauá	Amazonas	Thermal	738.10	Indefinite	April 1973
Balbina	Amazonas	Hydroelectric	277.50	March 2027	January 1989
UT CO Cidade Nova	Amazonas	Thermal	29.70	Indefinite	August 2008
UT AS São José	Amazonas	Thermal	73.40	Indefinite	February 2008
UT FO Flores	Amazonas	Thermal	124.70	Indefinite	August 2008
UTE Iranduba	Amazonas	Thermal	66.60	Indefinite	November 2010
UTE Distrito	Amazonas	Thermal	51.30	Indefinite	October 2010
Electron (TG)	Amazonas	Thermal	121.10	Indefinite	June 2005
Others	Amazonas	Thermal	439.00	Indefinite	—

Eletrobras Distribuição Rondônia
Rio Vermelho	Rondônia	Small Hydroelectric Central	2.60	Indefinite	November 1986

Under Construction Suitable Plants
Simplício	Rio de Janeiro/Minas Gerais	Hydroelectric	333.70	August 2041	February 2013
Batalha	Minas Gerais/Goiás	Hydroelectric	52.50	August 2041	May 2013
São Domingos	Mato Grosso do Sul	Hydroelectric	48.00	December 2037	March 2013
Barra do Rio Chapéu	Santa Catarina	Small Hydroelectric Central	15.00	December 2035	January 2013
João Borges	Santa Catarina	Small Hydroelectric Central	19.00	December 2035	April 2013
Angra III	Rio de Janeiro	Nuclear	1,405.00	Indefinite	June 2016
Casa Nova	Bahia	Wind	180.00	January 2045	August 2013
Mauá 3	Amazonas	Thermal	589.61	Indefinite	April 2014

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin

Special Purpose Vehicle
Jirau	Rondônia	Hydroelectric	3,750.00	August 2043	April 2013
Belo Monte	Pará	Hydroelectric	11,233.00	August 2045	February 2015
São Pedro do Lago	Bahia	Wind	30.00	February 2046	January 2013
Pedra Branca	Bahia	Wind	28.80	February 2046	January 2013
Sete Gameleiras	Bahia	Wind	30.00	February 2046	January 2013
Miassaba 3	Rio Grande do Norte	Wind	68.50	August 2045	April 2013
Teles Pires	Mato Grosso/Pará	Hydroelectric	1,820.00	December 2046	September 2014
Rei dos Ventos 1	Rio Grande do Norte	Wind	58.45	December 2045	June 2013
Rei dos Ventos 3	Rio Grande do Norte	Wind	60.12	December 2045	May 2013
Livramento Complex	Rio Grande do Sul	Wind	78.00	April 2047	March 2013
Santa Vitória do Palmar Complex	Rio Grande do Sul	Wind	258.00	March 2047	November 2013
Famosa I	Rio Grande do Norte	Wind	22.50	May 2042	July 2014
Pau-Brasil	Ceará	Wind	15.00	March 2042	July 2014
Rosada	Rio Grande do Norte	Wind	30.00	September 2042	July 2014
São Paulo	Ceará	Wind	17.50	March 2042	July 2014

(1)	Approval for the renovation of the environmental licences of both Funil and Pedra has been requested but the licences have not yet been granted. However, this does not affect the operations at either plant.
(2)	This plant was transferred from Celpa to Eletrobras Eletronorte in December 2005 as payment for outstanding debts owed by Celpa to Eletrobras Eletronorte relating to sales of energy.
(3)	The nuclear plants are authorized to operate for 40 years from the date on which they commenced operations. A few years prior to this due expiration date, each applicable nuclear energy company may request an extension of its respective permit from CNEN. In order to obtain an extension, CNEN may request the replacement of certain equipment. For example, in the case of Angra I, CNEN requested the replacement of a steam generator following our request to extend the permit by 20 years.
(4)	This plant is not operational.
(5)	Serra do Navio, Peixe Angical, Baguari, Retiro Baixo, Foz do Chapecó, Serra do Facão and Santo Antônio are special purpose entities in which we hold an ownership interest of 49.0%, 40.0%, 15.0%, 49.0%, 49.5% , 40.0% and 39.0%, respectively. Figures in this table refer to the total capacity of each plant.
(6)	Itaipu does not operate pursuant to a concession but rather the Itaipu Treaty that expires in 2023. We own 50.0% of Itaipu Binacional.
(7)	Our subsidiaries Eletrobras Eletronorte and Eletrobras Chesf both owned 24.0% of this unit. Figure in this table refers to the total capacity of the plant.
(8)	Renewed pursuant to Law No. 12,783.

Source: internal sources.

Types of Plants

Hydroelectric power plants accounted for 89.7% of our total power generated in 2012, compared to 90.7% in 2011 and 91.0% in 2010.

We also generate electricity through our thermal and nuclear plants. Thermal plants accounted for 4.0% of our total power generated in 2012, compared to 2.9% in 2011 and 2.8% in 2010. Nuclear plants accounted for 6.3% of our total power generated in 2012, compared to 6.4% in 2011 and 6.3% in 2010.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours, broken down by type of plant:

	Year Ended December 31,
	2012	2011	2010(2)
	(MWh)
Type of plant:
Hydroelectric(1)	229,916,793	221,787,327	209,030,648
Thermal	10,353,648	7,013,394	6,369,683
Nuclear	16,006,532	15,644,251	14,543,807

Total(3)	256,276,973	244,444,973	229,944,139

(1)	Including 100% of the Itaipu plant.
(2)	Does not consider energy generated by SPEs in which we hold equity interests.
(3)	Does not consider MWh produced by any wind plant.

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

As of December 31, 2012, we owned and operated 29 hydroelectric plants. In addition, we hold a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity and participations in the Peixe Angical (40.0%), Serra do Facão (49.5%), Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.0%), Dardanelos (49%) and Santo Antônio (49.0%) plants. Also, we have participation in the Serra Mesa (48.5%), Manso (70.0%) and Mauá (49.0%). The ONS is solely responsible for determining, in any year, how much electricity each of our plants should generate. As of December 31, 2012, the total installed capacity of our hydroelectric plants was 35,674 MW (including 50.0% of Itaipu and our participations in the SPEs referred to above). The following table sets out information with respect to hydroelectric plants owned by us and with partners as of December 31, 2012 and for the year then ended:

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Hydroelectric plants:
Curuá-Una(3)	30.3	24.00	1977
Peixoto (Mascarenhas de Morais)	476.0	295.00	1973
Curemas	35.2	1.90	1957
Paulo Afonso complex and Moxotó	4,281.6	2,225.00	1955
Funil (Eletrobras Chesf)	30.0	14.73	1962
Eletrobras Furnas	1,216.0	598.00	1963
Araras	4.0	—	1967
Funil (Eletrobras Furnas)	216.0	121.00	1969
Estreito	1,050.0	495.00	1969
Boa Esperança	237.0	143.00	1970
Porto Colômbia	320.0	185.00	1973
Coaracy Nunes(3)	78.0	—	1975
Marimbondo	1,440.0	726.00	1975
Pedra	20.0	6.84	1978
Sobradinho	1,050.0	531.00	1979
Luiz Gonzaga	1,479.0	959.00	1988
Itumbiara	2,082.0	1,015.00	1980
Tucurui complex	8,535.0	4,140.00	1984
Samuel(3)	216.8	92.7	1989
Balbina(3)	277.5	—	1989
Xingó	3,162.0	2,139.00	1994
Corumbá I	375.0	209.00	1997
Serra da Mesa(4)	1,275.0	671.00	1998
Manso(4)	212.0	92.00	2000

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Peixe Angical(5)	452.0	271.00	2006
Baguari(7)	140.0	80.00	2009
Retiro Baixo (8)	82.0	39.00	2010
Serra do Facão (9)	212.6	182.40	2010
Foz do Chapecó (10)	855.0	432.00	2010
Itaipu(6)	14,000.0	8,577.00	1985
Dardanelos(11)	261.0	154.90	2011
Santo Antônio(12)	3,150.0	2,218.0	2012
Mauá(13)	363.0	117.8	2012
Passo São João	77.0	39.0	2012
Rio Vermelho	2.6	2.0	1986

(1)	The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.
(2)	Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.
(3)	The Balbina, Curuá-Una, Samuel and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(4)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(5)	We own 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.
(6)	We own 50.0% of the Itaipú plant. Figures in this table refer to the entire capacity/utilization of the plant.
(7)	We own 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.
(8)	We own 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.
(9)	We own 49.5% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.
(10)	We own 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.
(11)	We own 49.0% of the Dardanelos plant.
(12)	We own 49.0% of the Santo Antônio plant.
(13)	We own 49.0% of the Mauá plant.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	( MWh)		(%)
Hydroelectric plants:
Funil (Eletrobras Chesf)	129,035	36,107	27.91
Pedra	59,918	2,072	3.46
Araras	0	0	—
Curemas	16,644	7,081	42.54
Paulo Afonso complex and Moxotó	19,491,000	17,331,057	88.92
Sobradinho	4,651,560	4,112,861	88.42
Luiz Gonzaga	8,400,840	7,943,888	94.56
Boa Esperança	1,252,680	1,103,018	88.05
Xingó	18,737,640	19,181,306	102.37
Coaracy Nunes(2)	—	395,557	—

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	( MWh)		(%)
Tucurui complex	36,266,400	39,236,437	108.19
Samuel	812,052	771,421	95.00
Corumbá I	1,830,840	1,665,633	90.98
Curuá-Una(2)	210,240	222,751	105.95
Serra da Mesa(3)	2,848,459	3,134,339	110.04
Furnas	5,238,480	6,431,994	122.78
Itumbiara	8,891,400	6,758,940	76.02
Marimbondo	6,359,760	7,755,094	121.94
Peixoto (Mascarenhas de Morais)	2,584,200	3,099,334	119,93
Porto Colômbia	1,620,600	2,101,308	129.66
Manso(3)	564,144	407.076	72.16
Funil (Eletrobras Furnas)	1,059,960	1,840,557	173.64
Estreito	4,336,200	4,996,933	115.24
Balbina(2)	—	1,140,281	—
Passo São João	341,640	208,010	60.89
Mauá(5)	505,645	60,566	11.98
Rio Vermelho	17,520	15,155	86.50

Total	126,226,857	129,958,776	102.96	(4)

(1)	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.
(2)	The Balbina, and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(3)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant.
(4)	This percentage is based on the average operational utilization.
(5)	We own 49.0% of the Mauá plant.

See “ – Concessions” for information on the hydroelectric power plants operated by Eletrobras Chesf, Eletrobras Eletronorte and Eletrobras Furnas.

Hydroelectric utilities in Brazil are required to pay royalty fees to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$1,652 million in 2012, compared to R$1,329 million in 2011 and R$1,087 million in 2010. These fees are recorded as operating costs in our financial statements.

Our subsidiaries have acquired concessions for the construction of 10 new hydroelectric power plants. Information regarding these new plants is set out in the table below:

	Installed Capacity	Construction began	Service begins(1)
	(MW)
New plants:
Barra do Rio Chapéu	15.2	October 2008	January 2013
Batalha	52.5	June 2008	May 2013
Simplício	337.7	March 2007	February 2013
São Domingos	48.0	August 2009	March 2013
Santo Antônio(2)	3,150.0	September 2008	March 2012
Jirau	3,750.0	December 2009	April 2013
Belo Monte	11,233.0	June 2011	February 2015
João Borges	19.0	June 2010	March 2013
Teles Pires	1,820.0	August 2011	April 2015
Santo Cristo	19.5	August 2013	December 2014

(1)	Estimated dates based on current timetable.
(2)	Nine turbines operating, totalling 644MW of installed capacity.

Simplício and Paulistas (Batalha) will be operated only by Eletrobras Furnas.

São Domingos, João Borges and Santo Cristo will be operated solely by our subsidiary Eletrobras Eletrosul. Santo Antônio will be operated by Furnas and partners. Teles Pires will be operated by our subsidiaries Eletrobras Furnas and Eletrobras Eletrosul with partners. Jirau will be operated by our subsidiaries Eletrobras Eletrosul and Eletrobras Chesf with third parties and. Belo Monte will be operated by Eletrobras holding, Eletrobras Eletronorte and Eletrobras Chesf. We intend to finance these plants from cash flow from operations, and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies.

On August 19, 2011, IBAMA granted Companhia Hidrelétrica Teles Pires an installation license for the construction of UHE Teles Pires on the Teles Pires River. The plant’s dam will be located between the States of Mato Grosso and Pará. Companhia Hidrelétrica Teles Pires is a SPE whose main shareholders are Teles Pires Participações S.A. (50.1%), Eletrobras Eletrosul (24.5%), Eletrobras Furnas (24.5%) and Odebrecht Participações e Investimentos (0.9%). These companies form the Teles Pires Energia Eficiente consortium.

Thermal Plants

As of December 31, 2012, we owned and operated 122 thermal plants. In addition, we hold a 49.0% interest in the Serra do Navio plant. Thermal plants include coal and oil power generation units. The total installed capacity of our thermal plants was 4,566 MW as of December 31, 2012, compared to 4,535 MW as of December 31, 2011 and 4,150 MW as of December 31, 2010.

The following table sets out information regarding our thermal plants as of December 31, 2012 and for the year ended:

	Installed Capacity	Generated Energy(2)	Assured Energy(1)
	(MW)	(MWh)	(MWh)
Thermal plants:
P. Médici (Candiota)	446.00	722,496	2,203,140
S. Jerônimo (Candiota)	20.00	42,430	110,376
Candiota III	350.00	1,912,261	2,557,920
Nutepa (Candiota)	24.00	112	53,436
Santa Cruz	932.00	466,342	6,018,120
Campos	30.00	0	183,960
Camaçari	346.80	6,378	2,013,048
Electron	121.11	10,586	—
Rio Madeira	119.40	0	—
Santana	177.74	1,057,609	—
RioBranco I	18.65	0	—
RioBranco II	32.75	0	—
Rio Acre	45.49	200,087	—
Mauá	738.10	2,260,648	—
Senador Arnon Farias de Mello	85.92	0	—
Aparecida	282.50	948,791	—
Cidade Nova	29.70	90,181	—
São José	73.40	272,952	—
Flores	124.70	429,720	—
Distrito	51.30	158,454	—
Iranduba	66.60	151,595	—
Others in the Isolated System	438.95	1,472,797	—

Total	4,555	10,203,439	13,140,000

(1)	Assured Energy is only determined in respect of plants from the Interconnected Power System, but not the Isolated system. Most of our thermal plants are part of the Isolated system.
(2)	Generated Energy does not include energy generated through our participations in SPEs.

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

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$709 million for 2012, compared to R$163 million for 2011 and R$253 million for 2010, which are reimbursed to us from the CCC Account in accordance with Law No. 12,111.

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

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year Ended December 31,
	2012	2011	2010
	(R$ thousands)
Type of fuel
Coal	144,000	95,719	68,435
Light oil	4,571,130	3,872,179	2,346,923
Crude Oil	36,000	30,529	38,329
Gas	100,690	30,549	2,160
Uranium	309,600	294,800	270,842

Total	5,161,400	4,323,776	2,726,689

	Year Ended December 31,
	2012	2011	2010
Type of fuel
Coal (tons)	2,711,544	1,957,566	1,142,228
Light oil (litres)	1,063,497,912	681,019,419	611,848,980
Crude Oil (tons)	33,725	25,879,055	28,865,267

	Year Ended December 31,
	2012	2011	2010
Gas (m3)	259,552,623	46,446,077	2,155
Uranium (Kg)	282,010	263,345	293,669

Nuclear Plants

Nuclear power plants represent a relatively costly source of electricity for us. The Brazilian Government, however, has a special interest in the continuing existence of nuclear power plants in Brazil and is required by law to maintain ownership and control over these plants. Accordingly, we expect to continue to own 99.9% of Eletrobras Eletronuclear.

Through Eletrobras Eletronuclear, we operate two nuclear power plants, Angra I, with an installed capacity of 640 MW and Angra II, with 1,350 MW. In addition, Eletrobras Eletronuclear started the construction of a new nuclear plant, called Angra III, during the second half of 2009. The construction is estimated to take between 3 and 5.5 years. On March 5, 2009, IBAMA issued an installation license to Eletrobras Eletronuclear with a validity of 6 years and on March 9, 2009, CNEN issued a partial construction license to Eletrobras Eletronuclear. Once constructed, we estimate that Angra III will have an installed capacity of 1,405 MW and that the cost of its construction will be approximately R$13.1 billion

The following table sets out information regarding our nuclear plants as of December 31, 2012 and for the year then ended:

	Installed Capacity	Generated Energy	Assured Energy(1)	Began Service(2)
	(MW)	(MWh)	(MWh)
Nuclear plant:
Angra I	640	5,361,303	4,465,848	January 1, 1985
Angra II	1,350	10,645,229	10,553,172	September 1, 2000

Total	1,990	16,006,532	15,019,020

(1)	For our nuclear plants, assured energy is not limited by ONS or any other regulatory body.
(2)	Commercial operation in: Angra I – January 1985 and Angra II – September 2000.

We estimate that Angra I will be operating at 82.33% capacity in 2013 in line with industry standards. Accordingly, the assured energy of Angra I in 2013 will be 4,125,411.94 MWh/yr.

We also estimate that Angra II will be operating at 85.99% capacity in 2013 in line with industry standards. Accordingly, the assured energy of Angra II will be 9,748,693.15 MWh/yr in 2013.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras – INB, a Brazilian Government-owned company responsible for processing uranium used in nuclear plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract; Eletrobras Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletrobras Eletronuclear (and the previous owner of Angra I – Eletrobras Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. High-level nuclear waste (spent nuclear fuel) is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II commenced at the same time as the operations began at these two units in 1985 and 2000, respectively. The amount of this provision is supported by a technical report of a work group by Eletrobras Eletronuclear created in 2001. In relation to Angra I, the estimated decommissioning cost referred to December 31, 2010 is U.S.$ 307 million and in relation to Angra II, the estimated decommissioning cost is U.S.$ 426 million. The economic useful life of the plants was estimated to be 40 years. Eletrobras Eletronuclear makes provisions for the estimated present value of the decommissioning costs related to Angra I and Angra II.

The electricity generated by Eletrobras Eletronuclear through year-end 2012 was generally sold to our subsidiary Eletrobras Furnas at a regulated price determined by ANEEL (Law No. 12,111 of December 9, 2009). This regulated price reflected Eletrobras Eletronuclear’s nuclear fuel acquisition and financial index correction (IPCA). However, in on-selling this electricity to distribution companies, Eletrobras Furnas is required to participate in the public auction process, in which other generation companies in a pool provide bids that reflect the maximum cost of electricity each is willing to supply and the distribution companies pay a price equal to an average of all these bids. As a result of this auction process, the price that Eletrobras Furnas sells in the auction is higher than that it paid to Eletrobras Eletronuclear for the corresponding electricity. Historically, however, the reverse has been true and we recorded consolidated losses in respect of electricity generated by Eletrobras Eletronuclear. We analyzed different measures to reduce these losses if this situation re-occurs, including replacing Eletrobras Furnas in the supply chain described above with Eletrobras itself, which is not required to sell electricity only pursuant to the auction process. From January 1, 2013 onwards, the payments related to Eletrobras Eletronuclear´s energy generation will be prorated among all energy distribution concessionaires pursuant to regulations to be established by ANEEL.

Sales of Electricity Generated

We sold approximately R$19,003 million of electricity generated (net of electricity purchased for resale and VAT and other taxes) in 2012, compared to R$18,414 million in 2011 and R$18,103 million in 2010. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. We own certain distribution companies that operate in the northern and northeastern regions of Brazil and we sell a relatively small portion of the electricity we generate to these distribution companies, which does not give rise to revenues in our generation segment as discussed in “ – Distribution.”

We sell the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions we served in the periods presented:

	Year Ended December 31,
	2012		2011		2010
	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)
Type of sale:
Through auctions and initial contracts (energy charge)	11,374,177	123,899,079	11,089,516	121,534,206	7,028,630	117,050,494
Through free market agreements or bilateral contracts (energy charge)	5,264,239	47,820,840	3,748,996	54,777 ,952	4,398,180	65,792,556
Itaipu	6,720,217	97,533,631	5,769,310	91,522,813	8,203,198	85,302,628

Total	23,358,633	269,253,550	20,607,822	267,834,971	19,588,008	254,784,279

The table below shows a summary of the amount of electricity that we have sold through auction sales:

	Year Ended December 31,
	2012	2011	2010
Capacity Average (MW):
1st Auction	11,003	11,003	11,003
2nd Auction	644	644	644
3rd Auction	—	—	—
4th Auction	396	396	396
5th Auction	180	180	180

Total	12,223	12,223	12,223
Energy (MWh) per year	107,073,480	107,073,480	107,073,480
Average tariff (R$/MWh)	64.77	64.77	64.77
Estimated revenues (R$ thousands)	6,935,149	6,935,149	6,935,149

With respect to supply contracts, the amount that we receive from each sale is determined on the basis of a “capacity charge,” and “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). Our purchases of Itaipu electricity, and our sales of Itaipu electricity to distributors, are paid for on the basis of a capacity charge (including a charge for transmission paid to Eletrobras Furnas). Our sales of electricity (through our subsidiaries Eletrobras Chesf and Eletrobras Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, as discussed in “The Brazilian Power Industry – Regulation under the Electricity Regulatory Law,” invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Transmission

Transmission of Electricity

Billings in our transmission segment are fixed by ANEEL, which sets a fixed billing each year. Net revenues (including financial revenues at the holding company level) from transmission represented 25.5% of our total net revenues in 2012, compared to 26.3% in 2011 and 22.0% in 2010. The electricity that we generate is transported through Brazil’s tension transmission network, with 52,516 km of transmission lines belonging to us above 230 kV as of December 31, 2012, compared to 53,923 km in 2011 and 53,790 km as of December 31, 2010. Including our partnerships with private companies in SPCs/Consortia we have approximately 55,118 km above 138 KV in operation as of December 31, 2012. For further information, see “ – Lending and Financing Activities – Equity Participation.” In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 750 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. There is one Interconnected Power System in Brazil that links the northern and northeastern regions to the south and southeast regions. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout the Interconnected Power System.

The map below shows the geographic location of our transmission assets as of December 31, 2012:

STA.ELENA
BOA VISTA
EQUADOR
MACAPÁ
BALBINA
ORIXIMINÁ
JURUPARI
SILVES
LECHUGA
JORGE TEIXEIRA
MANAUS
XINGU
RURÓPOLIS
ALTAMIRA
S.MARIA
BELÉM
V. CONDE
ENCRUZO NOVO
SÃO LUÍS
ACARAÚ
FORTALEZA
PERITORÓ
MIRANDA
C.NETO
SOBRAL
PIRIPIRI
TUCURUÍ
AÇAILÂNDIA
MARABÁ
ITACAIÚNAS
P.DUTRA
IMPERATRIZ
TERESINA
BANABUIÚ
MOSSORÓ
AÇU
JOÃO CÂMARA
NATAL
L.NOVA
P. FRANCO
CARAJÁS
INTEGRADORA
XINGUARA
B.ESPERANÇA
PICOS
TAUÁ
MILAGRES
COREMAS
C.GRANDE
J.PESSOA
BALSAS
E.MARTINS
COLINAS
R.GONÇALVES
S.J.PIAUÍ
RECIFE
PORTO VELHO
SAMUEL
ARIQUEMES
RIO BRANCO
ABUNÃ
DARDANELOS
PARANAÍTA
SOBRADINHO
MIRACEMA
GILBUÉS
5
MACEIÓ
XINGÓ
JI-PARANÁ
P.BUENO
JUÍNA
CLÁUDIA
SINOP
IRECÊ
M. DO CHAPÉU
ARACAJU
VILHENA
SORRISO
BRASNORTE
GURUPI
BARREIRAS
SAPEAÇU
SALVADOR
N.MUTUM
PARANATINGA
S.MESA
B.J.LAPA
R.DAS ÉGUAS
SICOARA
IGAPORÃ
PINDAÍ
JUBA
NOBRES
MANSO
RIBEIRÃOZINHO
FUNIL
BRUMADO
JAURU
BARRO ALTO
BRASÍLIA
CUIABÁ
RONDONÓPOLIS
B.PEIXE
RIO VERDE NORTE
GOIÂNIA
M.CLAROS
IRAPÉ
ITAPEBI
EUNÁPOLIS
PARACATU 4
JATAÍ
RIO VERDE
4
T.MARIAS
T.FREITAS
CORUMBÁ
CHAPADÃO
MESQUITA
LINHARES
INOCÊNCIA
MASCARENHAS
3
C.GRANDE
1
BELO HORIZONTE
VITÓRIA
ARARAQUARA
J. FORA
CAMPOS
DOURADOS
2
BAURU
LONDRINA
RIO DE JANEIRO
GUAÍRA
UMUARAMA
C.PAULISTA
CASCAVEL / CASCAVEL OESTE
IVAIPORÃ
FIGUEIRA
SÃO PAULO
ITAIPU
F.AREIA
S.OSÓRIO/S.CAXIAS
CURITIBA
S.SANTIAGO
ITÁ
C.NOVOS
BLUMENAU
GARABI
STO. ÂNGELO
FLORIANÓPOLIS
LAJES
MAÇAMBARÁ / S.BORJA
URUGUAIANA 50 MW
ALEGRETE
PORTO ALEGRE
S.CRUZ
LIVRAMENTO 70 MW
CAMAQUÃ
P.MÉDICI
PELOTAS
MELO 500 MW
QUINTA
STA.VITÓRIA DO PALMAR
LEGENDA
EXISTENTE
FUTURO
LTs SISTEMA ELETROBRAS
LTs SISTEMA ELETROBRAS C/ PARCERIA
LTs OUTRAS EMPRESAS
1 COMPLEXO RIO PARANÁ
2 COMPLEXO RIO PARANAPANEMA
3 COMPLEXO RIO GRANDE
4 COMPLEXO RIO PARANAÍBA
5 COMPLEXO PAULO AFONSO
n nº de circuitos

Transmission Concessions

As of December 31, 2012, our transmission operations were carried out pursuant to the following concessions granted by ANEEL (excluding transmission operations carried out through any SPEs):

	Total length	Voltage Levels	Average years remaining of concession
	(km)	(kV)
Eletrobras Furnas	19,420.0	69 – 750	29.6
Eletrobras Chesf	18,973.8	69 – 500	29.8
Eletrobras Eletrosul	10,006.1	69 – 500	30.0
Eletrobras Eletronorte	9,983.0	69 – 500	29.6
Eletrobras Amazonas Energia	673.0	69 – 230	Not applicable

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected Power System. A national transmission grid provides generators with access to customers in all regions. Eletrobras Furnas and Eletrobras Eletronorte built the first north-south transmission system linking the northern and southern regions of Brazil, which consists of approximately 1,250 km of 500 kV transmission lines and which began operation in 1998. A second north-south transmission system, the construction of which was funded by the private sector, began operation in 2004. The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage as of December 31, 2012:

	750 kV	600 kV (DC)(1)	525/500 kV	345 kV	230 kV	138 kV	132/ 13.8kV	Total
Company:
Eletrobras Chesf	—	—	5,163.8	—	13,019.0	454.4	336.6	18,973.8
Eletrobras Eletronorte	—	—	3,243.3	—	5,577.8	959.1	202.8	9,983.0
Eletrobras Eletrosul	—	—	2,945.5	—	5,150.6	1,841.3	68.7	10,006.1
Eletrobras Furnas	2,698.0	1,612.0	4,571.5	6,220.5	1,949.0	2,204.0	165	19,420.0
Eletrobras Amazonas Energia	—	—	—	—	364.9	—	308.1	672.9

Total(2)	2,698.0	1,612.0	15,924.1	6,220.5	26,061.3	5,458.8	1,081.2	59,055.9

(1)	DC means direct current.
(2)	This table does not include transmission lines owned by SPEs in which we participate. Had such transmission lines been included, the total would be 61,721 km.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 kV in Brazil that we were responsible for as of December 31, 2012, considering our participations in SPEs:

	750 kV	600 kV (DC)(1)	525/500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	100.00	100.00	48.43	—	61.81	56.24	53.17
Others	0.00	0.00	51.57	100.00	38.19	42.76	46.83

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)	DC means direct current.

Except in relation to a small portion of transmission lines of Eletrobras Eletronorte located in the isolated system, the transmission lines in the Interconnected Power System are totally integrated.

As of December 31, 2012, we owned approximately 53% of all transmission lines in Brazil (230 kV and above) and, as a result, received fees from companies that transmit electricity on these lines. Net operating revenues from transmission were R$8,689 million in 2012, compared to R$7,779 million in 2011 and R$5,895 million in 2010. As a generation company, we must also pay a tariff in respect of our transmission of electricity over those transmissions that we do not own. Taking into account all transmission lines in Brazil (230 kV and above), this means we pay a tariff in respect of 47% of all transmission lines in Brazil.

Losses of electricity in the transmission system of Eletrobras were, in 2012, approximately 2.19% of all electricity transmitted in the system.

We operate as part of an integrated and coordinated national electricity system for Brazil. The Concessions Law authorizes us to begin to charge fees for the use of our transmission system by other electricity companies.

Through Eletrobras Furnas, we charge a tariff (approximately R$4,655.09 per MW/month as of December 31, 2012) for the transmission of electricity generated by Itaipu and purchased for resale. The transmission charge for the power Itaipu generates is used to compensate Eletrobras Furnas, which owns the applicable transmission line, for making its transmission system available for the exclusive use of plant-connection installations. This system comprises the 750 kV Itaipu / Ivaiporã and the 600 kV DC Itaipu / Ibiúna transmission lines that are not part of the Basic Network.

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

Distribution

Distribution of Electricity

Our distribution activities constitute a relatively small proportion of our overall operations. Net revenues (including financial revenues at holding company level), from distribution represented 12.1% of our total net revenues in 2012, compared to 8.3% in 2011 and 10.9% in 2010.

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

The table below indicates relevant operational numbers of our distribution companies as of December 31, 2012:

Company	Number of Consumers	Number of Municipalities	Distribution Lines (km)	Substations
Eletrobras Amazonas Energia	777,465	62	22,113	50
Eletrobras Distribuição Alagoas	949,669	102	39,816	37
Eletrobras Distribuição Piauí	1,062,094	224	66,142	78
Eletrobras Distribuição Rondônia	548,553	52	52,130	57
Eletrobras Distribuição Acre	222,570	22	16,591	14
Eletrobras Distribuição Roraima	92,695	1	3,143	3

Each of Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia and Eletrobras Distribuição Acre was previously owned by the individual Brazilian state in which each respective company operated. Companhia Energética de Roraima, which is owned by the State of Roraima, transferred the assets and liabilities pertaining to the city of Boa Vista to a newly formed company called Eletrobras Distribuição Roraima and controlled by Eletrobras Eletronorte. We first made equity investments in these companies in 1996 with the objective of improving their financial condition and preparing them for privatization. Eletrobras Amazonas Energia was created in 2008 as a result of the merger between Ceam and Manaus Energia S.A.; Ceam was also previously owned by the Brazilian state in which it operated and we also made an investment in Ceamin 1996 with the objective of improving its financial condition and preparing it for privatization.

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

System Performance

The following table sets forth information concerning our electricity losses for our distribution companies, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31,
	2012	2011	2010
Technical losses	9.61%	9.57%	9.57%
Commercial losses	21.40%	24.71%	25.60%

Total electricity losses	31.01%	34.28%	35.17%

Outages:
Frequency of outages per customer per year (number of outages)	31.4	31.5	33.5
Duration of outages per customer per year (in hours)	38.7	39.3	40.6
Average response time (in minutes)	9.61%	9.57%	9.57%
Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for our distribution business were 31.01% of energy generated and bought in the year ended December 31, 2012 compared to 34.28% of energy generated and bought in the year ended December 31, 2011 and 35.17% of energy generated and bought in the year ended December 31, 2010.

Reducing the level of commercial losses in the distribution companies presents a continuing challenge to us. Commercial losses at these companies have averaged approximately 21% of electricity generated and sold over recent periods. We are attempting to address these problems by developing procedures that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

For example, we have invested in system that monitors the energy consumption by large clients through remote reading equipment. As a result, Eletrobras Amazonas Energia was able to recover R$ 53 million in 2012 after fining 16,500 properties, of which 3,000 had illegal connections. In 2012, we managed to recover R$ 174 million from defaulting customers of our distribution companies.

In 2012, our distribution companies experienced a reduction in losses. Particularly, Eletrobras Distribuição Alagoas and Eletrobras Distribuição Rondônia, reduced its losses by 2.95 percentage points and 4.96 percentage points, respectively. In February 2011, we entered into a loan agreement with the World Bank in the amount of U.S.$495 million. This money will be used in the “Eletrobras Distribution Rehabilitation Project” (the name given by the World Bank to our project “Projeto Energia +”), with the main objective of improving the quality of our services and improving the economic and financial condition of our distribution companies. Once implemented, this project is intended to reduce our losses and consequently to strengthen the operational revenues of our distribution companies.

The following table sets out information regarding total losses in our distribution segment recorded by each distribution company set forth below:

	Year Ended December 31,
	2012	2011	2010
	(percentages)
Company:
Eletrobras Distribuição Alagoas	27.00	29.95	31.51
Eletrobras Distribuição Piauí	30.35	33.03	33.57
Eletrobras Distribuição Rondônia	22.82	27.78	29.08
Eletrobras Distribuição Acre	20.99	23.38	24.48
Eletrobras Amazonas Energia	39.06	41.84	42.37
Eletrobras Distribuição Roraima	12.29	15.78	16.14

Power Outages

With respect to the Interconnected Power System, we aim to respond to repair requests within one and a half to two and a half hours, depending on the scale and nature of the problem. Our average response time in the Interconnected Power System in 2012 was 4.39 hours. The following table sets forth our average response time, in hours, to repair requests in the Interconnected Power System:

	Year Ended December 31,
	2012	2011
Company:
Eletrobras Distribuição Alagoas	3.98	2.22
Eletrobras Distribuição Piauí	4.80	5.60
Average	4.39	3.91

With respect to distribution operations in the Isolated system, we aim to respond to repair requests within half an hour to two hours, depending on the scale and nature of the problem. Our average response time in the Isolated system in 2012 was 3.78 hours. The following table sets forth our average response time, in hours, to repair requests in the Isolated system:

	Year Ended December 31,
	2012	2011
Company:
Eletrobras Distribuição Acre	6.30	4.91
Eletrobras Distribuição Rondônia	4.86	5.43
Eletrobras Amazonas Energia	2.86	2.41
Eletrobras BoaVista Energia	1.10	1.46
Average	3.78	3.55

Customers

The following table sets forth our total distribution of electricity in terms of MWh and gross revenues, by type of user, for the periods indicated:

	Year Ended December 31,
	2012	2011	2010
	(MWh)
Distribution to:
State utilities	2,203,984	1,872,815	1,358,030
Industrial	3,143,629	2,978,936	2,814,782
Residential	5,564,719	4,907,094	4,574,356
Commercial	3,315,134	2,871,517	2,662,126
Other(1)	995,035	949,814	1,373,239

Total	15,222,501	13,580,176	12,781,533

(1)	This figure includes distribution to rural customers and the government.

Tariffs

We classify our customers into two different groups, Group A and Group B, based on the voltage level at which we supply the electricity to our customers. Each customer is placed in a certain tariff level defined by law and based on its respective classification, although some volume-based discounts are available. Group B customers pay higher tariffs, compensating the aggregated costs in all sub-systems in which electricity flows to supply them. There are differentiated tariffs in Group B by types of customer (such as residential, commercial, rural and industrial). Customers in Group A pay lower tariffs, depending on consumer levels established by ANEEL because they demand electricity at higher voltages, which requires a lower level of use of the energy distribution system. Tariffs we charge for sales of electricity to final customers are determined pursuant to our concession agreements and regulations established by ANEEL. These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “ – The Brazilian Power Industry.”

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

As of December 31, 2012, 2011 and 20010, customers in default represented an average of 11.4%(including Eletrobras Distribuição Acre) and 11.5%, 18.5% and 15.7% (not including Eletrobras Distribuição Acre) of annual net revenues, respectively. These default rates have generally remained stable over recent years and we do not expect to see material changes in these default rates in the foreseeable future.

Purchase of Electricity for Distribution

We purchased 16,585 GWh of electricity for distribution in 2012, compared to 15,576 GWh in 2011 and 14,285 GWh in 2010. Our distribution companies purchase electricity in the public auction process from a pool of generation companies that provide bids setting out the maximum price at which they will supply electricity. After all bids are received, the average price of all bids is calculated and this is the price that we pay for the electricity. The purchase is made from all generation companies that provided bids.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of those subsidiaries are no longer in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet: R$9.7 billion as of December 31, 2012, R$9.7 billion as of December 31, 2011 and R$9.7 billion as of December 31, 2010. Of this total amount, loans to Itaipu accounted for R$5.8 billion as of December 31, 2012, R$5.8 billion as of December 31, 2011 and R$5.7 billion as of December 31, 2010. The loans related to our distribution companies are as follows: R$3.9 billion as of December 31, 2012, R$3.8 billion as of December 31, 2011 and R$4.0 billion as of December 31, 2010.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the international capital markets. As of December 31, 2012, our consolidated long-term debt was R$45,204 million, compared to R$38,408 million as of December 31, 2011 and R$31,270 million as of December 31, 2010, with the majority of our foreign currency debt (approximately 38.22% over the three-year period) denominated in U.S. dollars. Further details of our borrowings are set out in “ – Liquidity and Capital Resources – Cash Flows.”

In addition, we utilize borrowings from the RGR Fund, which we administer, to on-lend to our subsidiaries and other electricity companies. As of December 31, 2012, December 31, 2111 and December 31, 2010, we incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 2.0% on funds which we on-lend to subsidiaries and other entities.

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

The table below shows an estimate of the total percentage of our participation in transmission and generation companies as of December 31, 2012:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Transmission
Interligação Elétrica do Madeira S.A.	600 kV transmission line of 2,375 km	Eletrobras Chesf (24.5%)

Eletrobras Furnas (24.5%)

Plus Rectifier and Inverter Station

Norte Brasil Transmissora de Energia S.A.	600kV Transmission Line of 2,375 km:	Eletrobras Eletronorte (24.5%) Eletrobras Eletrosul (24.5%)

SE Coletora – Araraquara 2, Porto Velho

Estação Transmissora de Energia S.A.	500/±600 kV Conversion and Inversion Station 01	Eletrobras Eletronorte (100.0%)

Manaus Transmissora de Energia S.A.	500 kV Transmission Line of 587 km:	Eletrobras Chesf (19.5%) Eletrobras Eletronorte (30.0%)

Oriximiná – Silves; 500 kV Transmission Line of 224 km and Subestations Itacoatiara e Cariri: Silves –Lechuga

STN – Sistema de Transmissão Nordeste S.A.(2)	500 kV Transmission Line of 546 km:	Eletrobras Chesf (49.0%)

Teresina-Sobral-Fortaleza

Intesa – Integração de Energia S.A.(2)	500 kV Transmission Line of 695 km: Colinas-Miracema-Gurupí-Peixe Nova-Serra da Mesa 2	Eletrobras Chesf (12.0%), Eletrobras Eletronorte (37.0%)

Porto Velho Transmissora de Energia S.A.	230 kV transmission lines of 17 km: 500/230 kV SE Coletora Porto Velho	Eletrobras Eletrosul (100.0%)

Ártemis – Transmissora de Energia S.A.(2)	525 kV Transmission Line of 476 km: S. Santiago-Ivaporã-Cascavel	Eletrobras Eletrosul (100.0%)

Transenergia Renovável	230/138 kV Transmission Line of 635 km: Connects biomass plants and small hydroelectric plants to the Sistema Interligado Nacional (SIN)	Eletrobras Furnas (49.0%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Brasnorte Transmissora de Energia S.A.(2)	230kV Transmission Lines of 402 km: Jauru-Juba-C2; LT Maggi-Nova Mutum	Eletrobras Eletronorte (49.7%)

RS Energia – Empresa de Transmissão de Energia do Rio Grande do Sul S.A.(2)	525 kV Transmission Line of 260 km: Campos Novos-Nova Santa Rita and 230 kV transmission line of 33 km SE Monte Claro – SE Garibaldi	Eletrobras Eletrosul (100.0%)

Companhia Transleste de Transmissão S.A.(2)	345 kV Transmission Line of 139 km: Montes Claros-Irapé	Eletrobras Furnas (24.0 24.5%)

Amazônia Eletronorte Transmissora de Energia S.A. – Aete(2)	230 kV Transmission Line of 193 km: Coxipó-Cuiabá-Rondonópolis and SE Seccionadora Cuiabá	Eletrobras Eletronorte (49.0%)

Etau – Empresa de Transmissão do Alto Uruguai(2) S.A.	240 kV Transmission Line of 187 km: Campos Novos-Barra Grande-Lagoa Vermelha-Santa Marta	Eletrobras Eletrosul (27.4%)

Uirapuru Transmissora de Energia S.A.(2)	525 kV Transmission Line of 122 km: Ivaiporã-Londrina	Eletrobras Eletrosul (100.0%)

Companhia Transudeste de Transmissão S.A.(2)	345 kV Transmission Line of 144 km: Itutinga-Juiz de Fora	Eletrobras Furnas (25.0%)

Companhia Transirapé de Transmissão S.A.(2)	345 kV Transmission Line of 61 km: Irapé-Araçuaí	Eletrobras Furnas (25.0 24.5%)

Companhia Centroeste de Minas S.A.	345 kV Transmission Line of 63 km: Eletrobras Furnas-Pimenta II	Eletrobras Furnas (49.0%)

Linha Verde Transmissora de Energia S.A.	230 kV Transmission Line of 987 km: Porto Velho – Jauru	Eletrobras Eletronorte (49.0%)

Rio Branco Transmissora de Energia S.A.	230 kV Transmission Line of 487 km: Porto Velho-Abunã-Rio Branco	Eletrobras Eletronorte (100.0%)

Transmissora Matogrossense de Energia S.A.	500 kV Transmission Line of 348 km: Jauru – Cuiabá and SE Jauru	Eletrobras Eletronorte (49.0%)

Transenergia São Paulo S.A.	Itatiba Substation, 500 kV	Eletrobras Furnas (49.0%)

Transenergia Goiás S.A	230 kV Transmission Line of 188 km: Serra da Mesa-Niquelândia-Barro Alto	Eletrobras Furnas (49.0%)

Consórcio Goiás Transmissão	500 kV Transmission Line of 193 km: Rio Verde Norte –Trindade. and 230 kV Transmission Line of 66 km: Xavantes-Trindade-Carajás and SE Trindade	Eletrobras Furnas (49.0%)

Consórcio MGE Transmissão	500 kV Transmission Line of 248 km: Mesquita-Viana 2. and 345 kV transmission line of 10 km: Viana – Viana 2 and SE Viana 2	Eletrobras Furnas (49.0%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

TDG Transmissora Delmiro Gouveia SA	230 kV Transmission Line of 96 km: São Luiz II – São Luiz III and SE Pecém and SE Aquiraz II	Eletrobras Chesf (49.0%)

Interligação Elétrica Garanhus SA	500 kV Transmission Line of 653 km: Luiz Gonzaga – Garanhus, Garanhus – Campina Grande III and Garanhus – Pau Ferro and 230 kV transmission line of 13 km: Garanhus – Angelim I	Eletrobras Chesf (49.0%)

Transnorte Energia SA	500 kV Transmission Line of 715 km: Engenheiro Lechuga – Equador (RR) – Boa Vista e SEs	Eletrobras Eletronorte (49.0%)

Costa Oeste Transmissora de Energia SA	230 kV Transmission Line of 143 km Cascavel Oeste –Umuarama	Eletrobras Eletrosul (49.0%)

Marumbi Transmissora de Energia SA	525 kV Transmission Line of 28 km: Curitia – Curitia Leste	Eletrobras Eletrosul (20.0%)

Transmissora Sul Brasileira de Energia SA	525 kV Transmission Line of 495 km: Salto Santiago – Itá – Nova Santa Rita and 230 kV transmission line of 303 km: Nova Santa Rita – Camaquã – Quinta	Eletrobras Eletrosul (80.0%)

Consórcio Caldas Novas	SE Corumbá 345/138 kV – 2 x 75 MVA	Eletrobras Furnas (49.9%)

Generation

Madeira Energia SA	HPU Santo Antonio with 3,150 MW	Eletrobras Furnas (39.0%)

Energia Sustentável do Brasil	HPU Jirau with 3,750 MW	Eletrobras Chesf (20.0%) Eletrobras Eletrosul (20.0%)

Foz do Chapecó Energia S.A.	HPU Foz do Chapecó with 855 MW	Eletrobras Furnas (40.0%)

Enerpeixe S.A.(2)	HPU Peixe Angical with 452 MW	Eletrobras Furnas (40.0%)

Consórcio Energético Cruzeiro do Sul S.A.	HPU Mauá with 361 MW	Eletrobras Eletrosul (49.0%)

Serra de Facão S.A.	HPU Serra do Facão with 213 MW	Eletrobras Furnas (49.5%)

Energetica Águas da Pedra S.A. – EAPSA (Aripuanã; Água Das Pedras)	HPU Dardanelos with 261 MW	Eletrobras Chesf (24.5%), Eletrobras Eletronorte (24.5%)

Baguari I Geração de Energia Elétrica S.A.(2)	HPU Baguari with 140 MW	Eletrobras Furnas (15.0%)

Retiro Baixo Energética S.A.	HPU Retiro Baixo with 82 MW	Eletrobras Furnas (49.0%)

AMAPARI Energia S.A.(2)	TPU Serra do Navio and Small HPU Capivara with 53 MW	Eletrobras Eletronorte (49.0%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Norte Energia S.A.	HPU Belo Monte with 11,233 MW	Eletrobras Eletronorte (19.9%) Eletrobras Chesf (15.0%) Eletrobras Holding (15.0%)

Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei doVentos I with 58 MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3 with 60MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Brasventos Miassaba 3 Geradora de Energia S.A.	Parque Eólico Miassaba 3 with 68 MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Companhia Hidrelétrica Teles Pires	HPU Teles Pires with 1,820 MW	Eletrobras Eletrosul (24.5%) Eletrobras Furnas (24.5%)

Cerro Chato I S.A.	Parque Eólico Cerro Chato I with 30 MW	Eletrobras Eletrosul (100.0%)

Cerro Chato II S.A.	Parque Eólico Cerro Chato I Iwith 30 MW	Eletrobras Eletrosul (100.0%)

Cerro Chato III S.A.	Parque Eólico Cerro Chato III with 30 MW	Eletrobras Eletrosul (100.0%)

Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica	Eólica Mangue Seco 2 with 26 MW	Eletrobras Holding (49.0%)

Chuí Holding S.A.	Eólicas Chuí I a V with 98 MW and Eólicas Minuano VI and VII with 46 MW	Eletrobras Eletrosul (49.0%)

Livramento Holding S.A.	Eólicas Cerro Chato IV, V and VI, Ibirapuitã e Trindade with 78 MW	Eletrobras Eletrosul (49.0%)

Santa Vitória do Palmar Holding S.A.	Eólicas Geribatu I to X with 258 MW	Eletrobras Eletrosul (49.0%)

São Pedro do Lago S.A.	Eólica São Pedro do Lago with 30 MW	Eletrobras Chesf (49.0%)

Pedra Branca S.A.	Eólica Pedra Branca with 30 MW	Eletrobras Chesf (49.0%)

Sete Gameleiras S.A.	Eólica Sete Gameleiras with 30 MW	Eletrobras Chesf (49.0%)

Central Geradora Eólica Famosa I S.A.	Eólica Famosa I with 23 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica Pau – Brasil S.A.	Eólica Pau – Brasil with 15 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica Rosada S.A.	Eólica Rosada with 30 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica São Paulo	Eólica São Paulo with 18 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos I	Eólica Goiabeira with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos II	Eólica Ubatuba with 13 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos III	Eólica Santa Catarina with 16 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos IV	Eólica Pitombeira with 27 MW	Eletrobras Furnas (49.0%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Brasnorte Transmissora de Energia S.A.(2)	230kV Transmission Lines of 402 km: Jauru-Juba-C2; LT Maggi-Nova Mutum	Eletrobras Eletronorte (49.7%)

TDG Transmissora Delmiro Gouveia SA	230 kV Transmission Line of 96 km: São Luiz II – São Luiz III and SE Pecém and SE Aquiraz II	Eletrobras Chesf (49.0%)

Norte Energia S.A.	HPU Belo Monte with 11,233 MW	Eletrobras Eletronorte (19.9%) Eletrobras Chesf (15.0%) Eletrobras Holding (15.0%)

Energia dos Ventos V	Eólica São Januário with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VI	Eólica Nossa Senhora de Fátima with 29 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VII	Eólica Jandaia with 29 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VIII	Eólica São Clemente with 19 MW	Eletrobras Furnas (49.0%)

Enegia dos Ventos IX	Eólica Jandaia I with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos X	Eólica Horizonte with 14 MW	Eletrobras Furnas (49.0%)

Caiçara I SA	Eólica Caiçara I with 30 MW	Eletrobras Chesf (49.0%)

Caiçara II SA	Eólica Caiçara II with 21 MW	Eletrobras Chesf (49.0%)

Junco I SA	Eólica Junco I with 30 MW	Eletrobras Chesf (49.0%)

Junco II SA	Eólica JuncoII with 30 MW	Eletrobras Chesf (49.0%)

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

Research and Development

See “Item 5.C, Research and Development, Patents and Licenses”

International Activities

As of December 31, 2012, we did not operate internationally. However, as part of our strategy we continue to explore certain opportunities in international electricity markets and selectively identify profitable opportunities in those markets for the future, mainly related to the integration of the electrical power systems in the Americas. As part of our internationalization plan, we have established representative offices in Lima, Peru; Panama City, Panama and Montevideo, Uruguay in order to comply with local rules, which provide that concessions may only be granted to companies that maintain a local representative office. These offices will also provide a connection between us and partners in Latin America. We are actively seeking to invest in generation projects in other Latin American countries and we have also already begun to commercialize power with some of these countries. We also hold equity interests in two specific purpose entities (SPEs), in Peru and in Nicaragua, which are currently undertaking feasibility studies for hydro generation projects. Furthermore, we are in the process of obtaining the necessary licenses for the construction in Brazil of an interconnection line between Brazil and Uruguay, which is scheduled to begin in 2013. As part of the expansion strategy, we may also identify and pursue selected growth opportunities, including renewable generation and transmission lines, outside of South America, notably in Africa.

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

In order to build a hydroelectric plant, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environment impact is considered significant, such as generation projects with an output above 10 MW, as well as transmission lines above 230 kV, together with certain other environmentally sensitive projects, first, a basic environmental impact study must be prepared by outside experts who make recommendations as to how to minimize the impact of the plant on the environment. The study, together with a special environmental report on the project prepared by the company, is then submitted to federal, state or local governmental authorities, depending on the projected impact, for analysis and approval. Once approved, the project goes through a three stage licensing process, which comprises a license to attest the viability of the project, a license to begin work, and a license to operate the project. In addition, the company is required by law to devote 0.5% of the total cost of any investment in new projects with a significant environmental impact to environmental preservation. Since the early 1980’s, the Brazilian electricity sector has endeavored to improve its treatment of the social and environmental aspects of power project planning, implementation and operation. In general, our generation subsidiaries are in compliance with applicable environmental regulations in Brazil, and the environmental policies and guidelines of the electricity sector. Our generation and transmission facilities benefit from certain exemptions to licensing requirements because their operations commenced before the applicable environmental legislation. Nonetheless, some environmental authorities have issued notices of infringement alleging the absence of environmental licenses. See “Item 8.A, Consolidated Financial Statements and Other Information – Litigation – Environmental Proceedings.”

As of December 31, 2012, our subsidiary Eletrobras Eletronuclear operated two nuclear power plants in the State of Rio de Janeiro, Angra 1 and Angra 2. Because Eletrobras Eletronuclear initiated its activities before the enactment of an environmental legislation, Angra 1 was licensed by CNEN under the nuclear and environmental regulations in effect at that time. A study group formed by the Federal Public Attorney’s Office, CNEN, the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (or IBAMA), the Fundação Estadual de Engenharia do Meio Ambiente (or FEEMA), Eletrobras Eletronuclear and Eletrobras prepared a Termo de Ajustamento de Conduta (a Term of Adjustment or TAC) according to which the guidelines for the environmental licensing update procedure should be established. Angra 2 has obtained all the environmental licenses necessary for its operations, but the Federal Public Attorney’s Office challenged its renewal, which it conditioned upon the compliance with a TAC and according to which Eletrobras Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Until these obligations are accomplished, IBAMA and CNEN should abstain from issuing any definitive licenses or authorizations for the operation of Angra II. An assessment comprising the accomplishments of the TAC was issued by IBAMA to the Public Attorney in June 2006. After evaluation of the status of completion of these conditions, IBAMA issued a report concluding that all technical conditions compiled in the TAC were satisfied. In September 2011, IBAMA informed that a Environmental Unified Operating License will be issued for the nuclear installations in operation at the CNAAA site – Angra 1, Angra 2 and the Radwaste Management Centre (including initial storage facilities). It is expected that the Environmental Unified Operating License for the CNAAA will be issued in the first semester of 2013. Currently, both nuclear power plants have their own Authorization for Permanent Operation (Autorização de Operação Permanente – AOP). The AOP of Angra 1 is valid up to August 2024, and the AOP of Angra 2 is valid up to June 2041. Eletrobras Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil. See “Item 3.D, Risk Factors – Risks Relating to Our Company – We may be liable for damages, subject to further regulation and have difficulty obtaining financing if there is a nuclear accident involving our subsidiary Eletrobras Eletronuclear.”

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

Currently, the SIN is divided into four electric sub-systems: South-East/Mid-West, South, North-East and North. One of the goals of the PDE is to complete the integration of the isolated systems of Manaus-Macapá, into the North sub-systems by November 2012.

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

According to ANEEL, the total installed electricity generation capacity in Brazil in 2012 was 120,660,741 KW with 2,736 operating ventures. Currently, there are 177 ventures currently under construction and another 542 with permits granted. An additional generation capacity of 27,500,695 KW is expected in the coming years.

Pursuant to the EPE 10 Year Plan, Brazil’s total installed power generation capacity is projected to increase to 182.4 GW by 2021, of which 111.7 GW 61.25 is projected to be hydroelectric and 70.6 GW 38.75 to be thermoelectric and from other sources.

We currently control approximately 35% of the installed power generating capacity within Brazil and are responsible for approximately 53% of the installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. The remainder of the market is held by several companies including Cemig, Copel, Tractebel, CPFL, Duke and Brasil Energia. Certain of these companies have entered into joint venture arrangements in the past.

In net revenue terms, we believe we are the largest generation and transmission company in Brazil. We mainly compete for generation and transmission businesses through a competitive auction process.

In 2012, according to the Empresa de Pesquisa Energética (the Energetic Research Company or EPE), the electricity consumption in Brazil reached 448,276 GWh, which represented an increase compared to total consumption in 2011 by 3.5%. The electricity consumption in Brazil in 2011 was 433,034 GWh according to EPE, which represented a 4.2% increase compared to the total consumption of 415,683 GWh in 2010.

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

•

In March 2002, the CGE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Brazilian Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary tariff readjustment to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing.

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

•

At the end of 2012, the Brazilian Government enacted two Provisional Measures (Medidas Provisórias or MP) that have considerably changed the Brazilian electric energy sector overview, namely MP 577, dated as of August 29, 2012 and MP 579, dated as of September 11, 2012. Both of them were approved and converted into Law No. 12,767, dated as of December 27, 2012 (“Law No. 12,767/2012”) and Law No. 12,783, dated as of January 11, 2013 (“Law No. 12,783”), respectively. In general, the MPs provided the regulation of the renewal of the electric energy generation, distribution and transmission concessions, as well as the intervention of the granting authority in the concessions.

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

•

Intervention by the granting authority. The granting authority may intervene in the concession, by means of an administrative proceeding, to ensure the adequate performance of services, as well as full compliance with applicable contractual and regulatory provisions. Such intervention procedure was regulated by MP No. 577/2012, duly converted into Law No. 12,767/2012.

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

Renewal of the Concessions – Law No. 12,783

The Brazilian Government has recently enacted MP No. 579/2012, which was converted into Law No. 12,783. Among other provisions, the main purpose of this normative act is to regulate the renewal conditions for electric energy generation, distribution and transmission concessions.

Law No. 12,783 (i) establishes the conditions for the renewal of electric energy generation, distribution and transmission concessions; (ii) assures a tariff reduction; and (iii) creates a quotas system characterized by the allocation of the power generated by the hydroelectric plants to the distribution concessionaires of the Sistema Interligado Nacional – SIN.

(i)	Conditions for the renewal of electric energy generation, distribution and transmission concessions

The granting authority may extend the maturing concessions of electric energy generation, distribution and transmission companies for a maximum period of 30 additional years, as long as the current concessionaires accept new specific conditions legally imposed in order to assure the continuity of the electric energy supply and the tariff-reduction.

The main terms and conditions for the renewal of concession imposed by Law No. 12,783 are:

•

Hydroelectric generation: The renewal is subject to (i) a tariff determined by ANEEL, (ii) the commercialization in accordance with the quota allocation system and (iii) compliance with quality standards established by ANEEL;

•

Self-Producer (Autoprodutor): For the renewal of the concession the Self-Producer will be deemed to provide additional payment for the use of the public assets which will be used by the Federal Government to reduce the energy tariff charged to consumers;

•

Thermal Generation: The renewal must be requested by the concessionaire at least twenty four (24) months prior to expiration of the concession. If requested, the renewal will be granted for a maximum period of twenty (20) years;

•

Power Transmission: The renewal of transmission concessions is subject to the reduction of the annual permitted revenue (Receita Anual Permitida or RAP, which is the annual value received by the concessionaire for rendering public transmission services) calculated by ANEEL as well compliance with quality standards established by ANEEL.

•

Power Distribution: The renewal is subject to specific conditions set forth in an amendment to the concession agreement (to be executed with companies applying for the renewal of the concessions), in order to optimize the services provided by the distribution concessionaires, as well as compliance with quality standards established by ANEEL.

These new conditions required for the renewal of concessions will be formalized by means of amendments to the concession agreements.

The concessions that are not renewed in accordance with the terms and conditions established by Law No. 12,783 will revert to the granting authority at the expiration of the concession and, subsequently, subjected to a new bidding procedure conducted by ANEEL, in accordance with the terms set forth in Law 8,666/1993. As a result of the bidding procedure, the generation, transmission or distribution assets will be granted to a concessionaire for a maximum period of 30 years. The concession holder will remain responsible for rendering public services, under the terms and conditions set forth in Law No. 12,783, until the assumption of the new winning bidder.

If the concession is renewed, the concessionaire will be entitled to an indemnification corresponding to the amount of investment made by the concessionaire for non-amortized reversible assets.

The Ministry of Mines and Energy is responsible for determining the value of the non-amortized investments within these energy concessions to be renewed. In accordance with the Ministry’s determination, the values of our companies’ indemnifications are the following:

Generation Concession Contracts

Concessionaire	Hydroelectric Power Plant	Potential (MW)	Indemnification (R$ thousand)		Commencement of the Operation
Eletrobras Chesf	Xingó	3,162.0	R$	2,929,832	December 16, 1994
Eletrobras Chesf	Paulo Afonso IV	2,462.40	R$	360,473	December 1, 1979
Eletrobras Chesf	Luiz Gonzaga (Itaparica)	1,479.6	R$	1,730,602	June 13, 1988
Eletrobras Furnas	Marimbondo	1,440.0	R$	64,368	October 25, 1975
Eletrobras Chesf	Apolônio Sales (Moxotó)	400.0	R$	84,613	April 15, 1977
Eletrobras Furnas	Corumbá I	375.0	R$	679,880	April 1, 1997
Eletrobras Chesf	Boa Esperança (Castelo Branco)	237.3	R$	72,783	April 7, 1970
Eletrobras Eletronorte	Coaracy Nunes	68.0	R$	35,492	December 30, 1975

Transmission Concession Contracts

Concessionaire	Concession Contract	Indemnification (R$ thousand)
Eletrobras Chesf	061/2001-ANEEL	R$	1,587,160
Eletrobras Eletronorte	058/2001-ANEEL	R$	1,682,267
Eletrobras Eletrosul	057/2001-ANEEL	R$	1,985,568
Eletrobras Furnas	062/2001-ANEEL	R$	2,878,027

(ii)	Tariff-reduction

According to Law No. 12,783, the tariff reduction will be the result of: (i) the reduction of sector charges, such as CCC, CDE and RGR; (ii) the new calculation of tariffs and RAPs of the renewed concessions as mentioned above; and (iii) investments provided by Federal Government.

(iii)	Quotas Allocation System

Law No. 12,783 also creates a mechanism for the allocation of the power generated by the hydroelectric plants connected to the SIN, whose concessions were renewed under this new regulatory framework, to the Regulated Market, with the purpose of increase the amount of energy available to the distribution concessionaires and reduce the tariff charged to the final consumer. The quotas and the portion of energy allocated to the distribution concessionaires will be reviewed from time to time.

Administrative Intervention in Concessions

In August 2012, the Brazilian Government enacted Law No. 12,767/2012 to regulate ANEEL’s intervention in the concessionaires to ensure the quality of the services provided by concessionaires and the performance of legal, regulatory and contract obligations.

In addition, Law No. 12,767/2012 regulates the termination of the concession in case of extinguishment or bankruptcy of the concessionaire or forfeiture of the concession. Furthermore, this law sets forth an administrative proceeding which is required for the termination of the concession.

As to recovery procedures involving energy concessionaires, Law No. 12,767/2012 changed the regulatory framework as it forbids energy concessionaires to initiate judicial or extrajudicial procedures. See “Item 3.D, Risk Factors – Risks Relating to the Brazilian Power Industry” for more details.

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

One of the principal roles of the CCEE is to conduct public auctions on the Regulated Market, see “– The Electricity Regulatory Law; the Free Market and the Regulated Market – The Regulated Market.” In addition, the CCEE is responsible, among other things, for: (i) registering all the energy purchase agreements in the Contratos de Comercialização de Energia no Ambiente Regulado (Regulated Market or CCEAR), and the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, see “ – The Electricity Regulatory Law; the Free Market and the Regulated Market – The Free Market;” and (ii) accounting and clearing of short-term transactions.

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

Our transmission system, which consists of a set of transmission lines interconnected to substations, is comprised of approximately 55,118 kilometers of transmission lines, corresponding to approximately 53.1% of the total lines in Brazil with a voltage higher or equal to 230 KV.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of transmission lines through concessions in auctions conducted by ANEEL, alone or through consortiums, as well as through permits for reinforcements of the current system.

The major transmission projects under development are: (i) LT 230 kV Funil – Itapebi C3 (BA); (ii) LT 230 kV Picos – Tauá II (PI/CE); (iii) LT 345 kV Tijuco Preto – Itapeti – Nordeste (SP); (iv) LT 500 kV Oriximiná – Itacoatiara – Cariri (PA/AM); (v) LT 600 kV Porto Velho – Araraquara (RO/SP); (vi) LT 230 kV Eunapólis – Teixeira de Freitas II C2 (BA); and (vii) LT 500 kV Bom Despacho 3 – Ouro Preto 2 (MG).

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

Regulatory Charges

Global Reversion Reserve Fund

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Reserva Global de Reversão (a Global Reversion Reserve Fund or RGR Fund) designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and in recent years the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of MP No. 517/2010, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund. In accordance with Law No. 12,783, distribution concessions, transmission concessions granted after September 12, 2012 and all renewed generation and transmission concessions will no longer be deemed to pay RGR charges by January 1st, 2013.

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

However, Law No. 12,783 extinguished the apportionment of the benefit of reduction of the costs for fuel consumption within electric energy generation.

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

However, in accordance with Law No. 12,767/2012, energy concessionaires may no longer initiate judicial or extrajudicial recovery procedures.

Extrajudicial Recovery

The New Bankruptcy Law also created the extrajudicial recovery mechanism, by means of which a debtor who meets the requirements for the judicial recovery (as outlined above) may propose and negotiate with its creditors an extrajudicial recovery plan, which must be submitted to the court for approval. Once approved, such a plan will constitute a valid means of enforcement. The extrajudicial recovery is not applicable, however, to any claims relating to labor – or workplace related accidents, as well as to any claims excluded from judicial recovery. In addition, the request for court approval of an extrajudicial recovery plan will does not impose a moratorium on the rights, suits and enforcement proceedings of creditors not subject to such plan, and those creditors will still be able to request the debtor’s bankruptcy.

As mentioned above, energy concessionaires may no longer initiate judicial or extrajudicial recovery procedures.

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

The following organizational chart shows our summarized shareholder structure and subsidiaries as of the date of this annual report (we also have minority shareholdings in 29 state utility companies throughout Brazil, not indicated in this chart):

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

On January 31, 2011, the Board of Directors of our subsidiary Eletrobras Eletrosul approved the purchase of 71,264,300 shares, or 51% of the total shares, in Artemis Transmissora de Energia S.A. and 5,100,000 shares, or 26% of the total shares, in Uirapuru Transmissora de Energia S.A., each of which focuses on the transmission of electricity. The acquisitions were approved by ANEEL in Authoritative Resolution No. 2.840 on March 29, 2011. The incorporation of Artemis Transmissora de Energia S.A. was approved by the shareholders of our subsidiary Eletrobras Eletrosul on January 11, 2013.

In addition, Eletrobras has entered into memoranda of understanding to purchase, subject to certain conditions, a majority stake in three of its partially owned subsidiaries.

D. Property, Plant and Equipment

Our principal properties consist of hydroelectric generation plants and transmission networks which are located all over Brazil. The book value of our total property, plant and equipment as of December 31, 2012, December 31, 2011 and December 31, 2010 was R$47,407 million, R$53,215 million and R$46,682 million, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

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

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. Our revenues derive mainly from:

•

the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2012, 2011 and 2010 accounted for R$21,073 million, or 70.6%, R$19,093 million or 65.2% and R$18,398 million, or 74.0% of our total net revenues, respectively;

•

the transmission of electricity, which in 2012, 2011 and 2010 accounted for R$8,689 million, or 27.6%, R$7,778 million or 28.3% and R$5,894 million or 23.5% of our total net revenues, respectively; and

•

the distribution of electricity to end consumers, which in 2012, 2011 and 2010 accounted for R$4,139 million, or 15.8%, R$2,468 million or 18.4% and R$2,413 million or 13.9% of our total net revenues, respectively.

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

The Effects of Law No. 12,783

In 2012, the Brazilian Congress enacted MP No. 579/2012, which was converted into Law No. 12,783, which materially changed the Brazilian electricity sector. The law allowed current holders of concessions to operate electricity generation and transmission assets, which were due to expire during the years 2015 through 2017, to renew those concessions for an additional maximum period of 30 years effective January 1, 2013, but at significantly lower tariff levels. As an option under the law, Eletrobras and other concessionaires could have entered into a potentially competitive bidding process to renew their generation and transmission concessions. Law No. 12,783 also affected distribution concessions by lowering the tariffs but has not yet affected renewal of distribution concessions. Eletrobras has expressed its interest in renewing its distribution concessions at the lower tariff rates but regulations have not been promulgated yet.

Under Law No. 12,783, the Federal Government agreed to indemnify Eletrobras and other electricity concessionaires for part of the value of non-amortized investments Eletrobras and other concessionaires made during the term of their concessions. Some of these indemnity payments have been agreed and paid, while others have been estimated for purposes of the 2012 Financial Statements based on information available to Eletrobras. While some indemnities will be paid to concessionaires in installments over many years, the full amount of the agreed or estimated indemnity payments are accounted for in the 2012 Financial Statements. Accordingly, Eletrobras recorded a significant charge of R$10.09 billion in its 2012 financial statements, based on the impacts of the renewal of its concessions in accordance with Law No. 12,783. While this charge was nonrecurring, in the future Eletrobras expects that its revenues from concessions that have been renewed under the new law will be significantly lower, and the Company may incur in net losses in the 2013 fiscal year and in subsequent periods.

The shareholders of Eletrobras approved the renewal of concessions under the new law despite the nonrecurring R$10.09 billion charge and the significant expected negative impact on revenues from the relevant concessions in subsequent periods.

Onerous Contracts

Eletrobras was party to a number of contracts for the sale of electricity in connection with concessions that were scheduled to expire in the years 2015 through 2017. With the implementation of Law No. 12,783, many of these contracts have become “onerous” to Eletrobras, as they were based on old tariff levels. At the prior tariff levels, these contracts were expected to be profitable, but based on the new reduced tariff levels, the contracts will result in further losses for Eletrobras.

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

In 2012, GDP increased 0.9% despite the global financial crisis. The official inflation rate, measured by IPCA, reached a high of 5.84%, which was basically influenced by internal factors. Internally, the prices of food and beverage put pressure on the inflation index.

As for monetary policy, the Central Bank, in response to the worsening of the international financial crisis, sought to raise the liquidity conditions in the economy, lowering the reserve requirements rate. Furthermore, the Selic rate decreased by 34.3% in 2011, from 10.9% to 7.2% in 2012.

Pursuant to Brazilian Central Bank information (Relatório de Inflação, December 2012), with regard to the Brazilian trade balance (net) in 2012, Brazil posted a surplus of U.S.$ 19.4 billion, with exports totaling U.S.$ 242.6 billion (5.3% lower than in 2011), mainly due to the moderate pace of economic activity worldwide and with the decreases in commodity prices relevant to the agenda of the country, such as iron ore. Imports amounted to U.S.$223.1 billion in 2012 compared to U.S.$226.2 billion in 2011, an decrease of 1.4%. This decrease resulted from a 0.4% increase in prices and decrease of 1.3% in volume of imports. The highlights in terms of prices were the increases in the categories of durable consumer goods (5.8%) and fuels and lubricants (3.3%), partially offset by a 1.1% reduction in raw materials and intermediate products. The decrease in volume of imports reflected, in particular, decreases in the quantities of consumer durables imported (17.9%) and fuels and lubricants (4.8%), contrasting with the 9.6% expansion in the volume of goods consumer non-durables.

The balance of payments reached a surplus of U.S.$58.6 billion in 2011 and a surplus of U.S.$18.9 billion in 2012. The current account presented a deficit of U.S.$52.5 billion in 2011 and a deficit U.S.$54.2 billion in 2012 (which equates to 2.1% and 2.4% of GDP, respectively), compared to the deficit of U.S.$47.4 billion, or 2.2% of GDP, recorded in 2010. Net inflows of foreign direct investment reached a record value of U.S.$ 68.0 billion in 2012, an increase of 0.6% compared to the previous year’s outcome of U.S.$ 67.7 billion in 2011. Foreign portfolio investment showed net inflows of U.S.$8.2 billion in 2012, 76.6% lower than in 2011.

The exchange rate in 2012 experienced low volatility, especially when compared to the period during the international financial crisis period. Thereby, the influx of capital has exerted a lower pressure on the exchange rate. As a result, the real/U.S. dollar exchange rate increased in 2012 from R$1.87 to R$2.04/1.00.

The Central Bank’s policies with respect to both the spot and futures markets have caused international reserves to grow 6.0%, totaling U.S.$373.1 billion in December 2012.

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the periods indicated:

	Year Ended December 31,
	2012		2011		2010
GDP growth rate		0.9%		2.7%		7.53%
Inflation (IGP-M)		7.82%		5.1%		11.32%
Inflation (IPCA)		5.84%		6.5%		5.91%
Appreciation (depreciation) of the real vs. the U.S. dollar		8.94%		12.6%		4.31%
Period-end exchange rate – U.S.$1.00	R$	2.0435	R$	1.8758	R$	1.666
Average exchange rate – U.S.$1.00	R$	1.9544	R$	1.6746	R$	1.756

Sources: Fundação Getúlio Vargas, Ipeadata Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

Electricity consumption in Brazil registered an increase of 3.5% in 2012, higher than the GDP growth rate for the same period of 0.9%. All consumer classes showed growth in electricity consumption, particularly residential and commercial consumers, which increased by 4.9% and 7.9%, respectively.

After the economic downturn in 2009, 2010 showed a strong recovery in industrial production, which positively impacted industrial consumption of electricity. In 2012, industrial consumption decreased due to lower consumption in the Northeast and Southeast regions. The Mid-west region of Brazil showed the largest growth in industrial consumption, with growth rates of 11.6%.

The electric power consumption in Brazil by geographic region is presented below:

Energy Consumption in the Network (GWh):

Consumption Class					2012	2011	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	6,762	14,114	4,141	3,858	28,876	27,777	3.95
Northeast	21,294	28,796	11,598	13,592	75,280	71,914	4.68
Southeast	61,593	100,771	43,364	29,572	235,300	230,668	2.01

Consumption Class					2012	2011	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
South	18,692	31,297	13,747	14,349	78,085	74,470	4.86
Mid-West	9,224	8,493	6,436	6,582	30,735	28,205	8.97

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

Although the operations of Itaipu do not affect our net operating result, they significantly impact several line items in our financial statements. In particular, Itaipu’s operating results affect the “electricity purchased for resale” line item, as most of the amounts in that line item represent energy produced by Itaipu. This amount, which after consolidation represents only the Paraguayan portion of the Itaipu energy would be much higher if we did not consolidate the Brazilian portion of the energy produced by Itaipu. Additionally, because the financial statements of Itaipu Binacional are prepared in U.S. dollars and translated to reais at the exchange rate published by the Central Bank at period end, any movement in the exchange rate between the real and the U.S. dollar can have a major impact on the “Foreign exchange and monetary gain” component of the line item “Financial income (expense), net.” Royalties paid by Itaipu account for a large proportion of the line item “Financial income (expense), net” and debt related to Itaipu accounts for a significant portion of the “Financial expense” component of “Financial income (expense), net.”

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

Beginning in 2010, we began to account for Itaipu as a financial asset on our balance sheet and record its income under other operating revenues to be in compliance with IFRS. For more details of the accounting treatment of Itaipu, see Notes 3.11 subsections II and IV.

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

Eletrobras Eletronorte

For many years our subsidiary Eletrobras Eletronorte was used as a vehicle for the development of Brazil’s northern region, functioning in some ways as a development agency. In particular, it has supplied electricity pursuant to supply contracts at prices which did not cover its costs. We began to re-negotiate these supply contracts, which are mainly with companies in the aluminium smelting industry, in 2004 with the aim of revising the tariffs to cover Eletrobras Eletronorte’s operating costs and gradually pay off its debts. Eletrobras Eletronorte entered into a contract on May 11, 2004 to sell electricity to ALBRAS to provide electrical energy for ALBRAS’ industrial operations, priced on the basis of the international aluminium price. This contract came into effect on June 1, 2004. ALBRAS may terminate the contract with two years’ notice if they elect to discontinue production or start using their own resources for power generation. ALBRAS is not required to pay any amounts related to termination. The total term of this contract is 20 years and the contract includes an energy prepayment of R$876 million. See Note 21 of the Financial Statements.

One of the main sources of income of Eletrobras Eletronorte derives from the hydroelectric plant of Samuel, whose initial concession expired in September 2009. On July 18, 2006, Eletrobras Eletronorte requested from ANEEL an extension of such concession, which was granted on March 11, 2010 for an additional 20 years.

For 2012 the net losses attributable to Eletrobras Eletronorte amounted to R$738,6 million, compared to gains of R$58,3 million in 2011 and gains of R$154,2 million in 2010.

Regulated Distribution Tariffs

For 2012, 12,15% of our net revenues were derived from the distribution of electricity. The distribution companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated and adjusted by ANEEL only in accordance with the process set out in “Item 4.B Business Overview – The Brazilian Power Industry – Distribution Tariffs.”

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

Remuneration for Indemnifications

Pursuant to Law No. 12,783, for concessions of Eletrobras that were due to expire during the years 2015 through 2017, and which were renewed effective January 1, 2013 at lower tariff rates, the Federal Government agreed to indemnify Eletrobras for certain non-amortized investments made under such concessions. While certain of the indemnity payments have been agreed (and some amounts paid), Eletrobras has estimated the amounts of some of the other indemnity payments included in the line item “remuneration for indemnifications” in the income statement included in the 2012 Financial Statements. These estimates were based on information available at the time and may change once the amounts of those indemnity payments are agreed with the Federal Government. Any changes would be accounted for as “gains or losses on indemnification” including inflation adjustments to those gains or losses.

Effects – Law No. 12,783

Eletrobras has recorded the effects of Law No. 12,783 (other than remuneration for indemnification) in one specific line item in the income statement. This line item includes a number of estimates based on the Company’s judgment. For example, the write downs in the value of the concessions renewed as of January 1, 2013, are in part based on the amount of electricity those plants will generate or transmission lines will transmit. In addition, these amounts reflect “impairments” in cash generating units due to reduced tariff prices based on estimates of future cash flows as well as adjustments of compensable assets to have reposition values which are based in part on estimates of indemnities to be paid to concessionaires pursuant to Law No. 12, 7823.

Onerous Contracts

Eletrobras was party to a number of contracts for the sale of electricity in connection with concessions that were scheduled to expire in the years 2015 through 2017. With the implementation of Law No. 12,783, many of these contracts have become “onerous” to Eletrobras, as due to the new law, the costs of the contracts outweigh the benefits. We estimate whether or not a contract is “onerous” based on assumptions regarding costs and benefits. The actual values may be higher or lower than our estimates of costs and benefits.

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

A. Operating Results

The following table shows our revenues and operating expenses as a percentage of net operating revenues:

	Year Ended December 31,
	2012	2011	2010

Revenues
Electricity sales:
Distribution	15.8%	18.4%	13.9%
Generation	70.6%	65.2%	74.0%
Transmission	27.6%	28.3%	23.5%
Other operating revenues	2.0%	4.1%	4.5%
Taxes on revenues	(10.70)%	(10.2)%	(10.3)%
Regulatory charges on revenues	(5.3)%	(5.8)%	(5.7)%
Net operating revenues	100.0%	100.0%	100.0%
Expenses
Operating expenses	(95.1)%	(86.0)%	(86.1)%
Financial expenses, net	1.9%	0.8%	(1.4)%
Gains on results of affiliated companies	1.4%	1.6%	2.5%
Income before income tax and social contribution	(21.5)%	16.5%	15.1%
Income taxes	(1.1)%	(3.7)%	(5.6)%
Minority interests	(0.1)%	(0.1)%	(1.1)%
Net income	(20.3)%	12.6%	8.4%

Consolidated Results

This section is an overview of our consolidated results of operations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2012 increased R$4,531 million, or 15.3%, to R$34,064 million from R$29,533 million in 2011. This increase was due to:

•

an increase of R$695 million, or 16.0%, in revenues from our construction revenue, resulting from R$4,332 million in 2011 to R$5,027 million in 2012 due to an increase in investments in concession assets, including investments in the expansion of our transmission network and continued investment in our distribution infrastructure. These revenues were offset by the corresponding construction costs;

•

an increase of R$1,591 million, or 8.3%, in revenues from our generation operating revenues from R$19,093 million in 2011 to R$20,684 million in 2012, due to (i) a 13.3% increase in the volume of energy sales from R$20,608 million in 2011 to R$23,357 million in 2012 and (ii) an increase in the volume of energy sales from 268 MWh in 2011 to 269 MWh in 2012; (iii) an increase in the sale of energy by Itaipu and the strengthening of the U.S. Dollar in relation to the real in 2012; and (iv) a R$581 million reimbursement in 2012 related to rates billed to Eletrobras Eletronuclear;

•

an increase of R$910 million, or 11.7%, in our transmission operating revenues from R$7,779 million in 2011 to R$8,689 million in 2012, due to an adjustment in the calculation of transmission rates to appropriately reflect the contractual rate of return of the financial asset, which led to an increase of R$384 million in revenues. Additionally, there was an increase in the operational and maintenance revenues from R$1,979 million in 2011 to R$2,562 million in 2012; and

•

an increase of R$2,060 million, or 83.5%, in our distribution operating revenues from R$2,467 million in 2011 to R$4,527 million in 2012, due to (i) a 120.7% increase in the supply of energy from R$1,954 million in 2011 to R$4,312 million in 2012; (ii) an increase in the volume of energy sold from 13.6MWh in 2011 to 15.2MWh in 2012, due in part to higher electricity sales in Northern Brazil and (iii) an increase of 160,000 in the number of our distribution consumers.

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

•

an increase of R$937 million, or 5.1%, in our generation operating revenues, due to: (i) an increase in the tariff for the electricity from Paraguay’s share of electricity from Itaipu that we sold, (ii) an increase in volume of energy sales and (iii) an increase in the prices under power purchase agreements; and

•

an increase of R$351 million, or 8.0%, from R$18,326 million in 2010 to R$19,263 million in 2011 in our distribution operating revenues, due to a 6.3% increase in sales recorded by our distribution companies in 2011 as compared to 2010. Additionally, we had an increase in the average tariff for final customers. Consumption in the industrial, residential and commercial segments increased by approximately 6.7%, principally as a result of increased consumer demand in northern Brazil.

These increases were partially offset by an increase of R$573 million, or 13.8%, from R$4,362 million in 2010 to R$4,713 million in 2011 in our deductions from operating revenues, due to an increase in the regulatory charges related to the extension of the RGR and the increase in the costs of reimbursements for CCC.

Operating Costs and Expenses

Operating costs and expenses for 2012 increased by R$7,006 million, or 27.6%, from R$25,390 million in 2011 to R$32,396 million in 2012.

The primary drivers of the increase in operating costs and expenses were:

•

a 35.1% increase in electric energy purchased for resale from R$3,386 million in 2011 to R$4,574 million in 2012. This increase is principally dues to (i) an increase in the cost of electricity in the spot market; and (ii) a large energy purchase and penalties involving UTE Candiota III (Phase C);

•

a R$748 million, or 17.5%, increase in construction costs from R$4,280 million in 2011 to R$5,027 million in 2012, mainly due to an increase in capital expenditures related to distribution infrastructure, including the expansion of our distribution networks;

•	a R$768 million, or 10.0%, increase in personnel costs from R$7,671 million in 2011 to R$8,439 million in 2012, mainly due to the awarding of increased annual bonuses to the employees;

•

a 335.7% increase in fuel costs for the production of electric energy. We had a R$709 million net expense in 2012 compared to a R$163 million net expense in 2011. This difference was due to an increase in the production of thermal gas due to our need to supplement hydroelectric generation with thermal generation, partially because of delays in the Candiota III (Phase C) plant becoming operational;

•

a R$2,478 million, or 87.0%, increase in operating provisions from R$2,849 million in 2011 from R$5,327 million in 2012 due to (i) a R$1.6 billion guarantee of the purchase of Usina de Jirau by Electrobras and (ii) a R$0.8 billion provision recognizing an actuarial provision.

•

a R$323 million, or 24.3%, increase in remuneration and reimbursements from R$1,329 million in 2011 to R$1,652 million in 2012, mainly due to increased royalty charges due to the operations of new hydroelectric plants, including Santo Antônio, Passo São João and Mauá;

•

a R$343 million, or 24.1%, increase in grid utilization expenses from R$1,421 million in 2011 to R$1,764 million in 2012, mainly due to an increases in tariffs and third party transmission lines reflecting an increase in transmission volume; and

•

a R$952 million, or 72.9%, increase in our other operational costs and expenses from R$1,306 million in 2011 to R$2,258 million in 2012, mainly due to equipment rentals for our distribution lines as a result of the expansion of our distribution network.

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

Financial Income (Expenses), Net

Financial income (expenses), net resulted in income of R$633 million in 2012 compared to an income of R$234 million in 2011. This increase was mainly due to a decrease in shareholder remuneration charges from R$1,179 million in 2011 to R$572 million in 2012 as a result of (i) the payment of a small amount of the annual dividend that had been retained; (ii) a reduction in the Selic rate and (iii) the realization of R$326 million related to the indemnification of assets defined by Law No. 12,783.

Financial income (expenses), net resulted in income of R$234 million in 2011 compared to an expense of R$364 million in 2010. This increase was mainly due to the appreciation of the real against the U.S. dollar. On December 31, 2011, the exchange rate between the real and the U.S. dollar was R$1.8758, which is a 12.6% increase as compared to 2010.

Equity Investments

Equity investments decreased R$14 million, or 2.9%, from R$483 million in 2011 to R$469 in 2012 reflecting adjustments made by us to the results of certain affiliated companies as a result of Law No. 12,783.

Equity investments decreased R$187.0 million, or 27.9%, from R$670 million in 2010 to R$483 million in 2011 reflecting adjustments made by us to the results of certain affiliated companies.

Impact of Law No. 12,783

In 2012, due to Law No. 12,783, we recognized a R$10,085 million accounting loss related to impairment losses (R$1,161 million), recognition of indemnification amounts (R$5,842 million) and the assessment of concession contracts (R$3,082 million). For a further discussion of the impact of Law No. 12,783, see “– Overview –The Effects of Law No. 12,783.”

Income Taxes and Social Contribution

Income taxes and social contribution decreased by R$1,488 million from an expense of R$1,098 million in 2011 to a credit of R$390 million in 2012.

Income taxes and social contribution decreased by R$396 million, or 26.5%, to an expense of R$1,098 million in 2011 from an expense of R$1,494 million in 2010. The decrease was primarily due to the fact that we used certain tax credits in 2011, which we were able to claim as a result of payments of interest made on capital as shareholders’ compensation.

Net Income

As a result of the factors discussed above, our net income for 2012 decreased R$10,688 million, or 284.1%, to a loss of R$6,926 million in 2012 from a profit of R$3,762 million in 2011.

As a result of the factors discussed above, our net income for 2011 increased R$1,209 million or 47.4% to a profit of R$3,762 million from a profit of R$2,553 million in 2010.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment increased R$1,591 million, or 8.3%, to R$20,684 million in 2012 from R$19,093 million in 2011 due to the factors set forth below.

Net operating revenues for the generation segment increased R$437 million, or 5.1%, to R$19,093 million in 2011 from R$18,398 million in 2010 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$590 million, or 3.2%, to R$19,003 million in 2012 from R$18,413 million in 2011. This increase was due to an increase in the volume of energy sold by Itaipu and the devaluation of the real against the U.S. Dollar, which had the effect of increasing the electricity sales of Itaipu in real terms.

Electricity sales increased R$310 million in 2011, or 1.7%, to R$18,413 million in 2011 from R$18,103 million in 2010, primarily due to an increase of 5% in the volume of electricity sold in our generation segment as a result of an increase in tariffs and the fact that new generation plants commenced operations during 2011.

Other Operating Revenues

Other operating revenues decreased R$470 million, or 69.9%, to R$202 million in 2012 from R$672 million in 2011 principally due fewer generation equipment rentals to third parties during the year compared with the prior year.

Other operating revenues decreased R$74 million, or 11%, to R$672 million in 2011 from R$746 million in 2010 principally due to fewer generation equipment rentals to third parties during the year compared with the prior year.

Taxes on Revenues

Taxes on revenues increased R$72 million, or 3.6%, to R$2,085 million in 2012 from R$2,013 million in 2011 as a result of increased revenues. For a description of the calculation of taxes on revenues please see “– Description of Principal Line Items – Operating Revenues – Taxes on Revenues”.

Taxes on revenues increased R$193.9 million, or 10.7%, to R$2,012.7 million in 2011 from R$1,818.8 million in 2010 as a result of increased revenues. For a description of the calculation of taxes on revenues please see “– Description of Principal Line Items – Operating Revenues – Taxes on Revenues” above.

Regulatory Charges on Revenues

Regulatory charges on revenues decreased R$21 million, or 1.8%, to R$1,098 million in 2012 from R$1,119 million in 2011. Even though our revenues increased, the regulatory charges on revenues decreased as a result of a significant increase in revenues from Itaipu.

Regulatory charges on revenues increased R$111.0 million, or 11.0%, to R$1,118.8 million in 2011 from R$1,007.8 million in 2010 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “– Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues” above.

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased R$5,131 million, or 37.5%, to R$18,822 million in 2012 from R$13,691 million in 2011. The primary components of this increase were:

•

a R$175 million, or 22.79%, increase in other operating expenses to R$943 million in 2012 from R$768 million in 2011. This increase was due to an increase in the average price of power generation equipment from third parties in the Isolated System and a decrease in the amount recovered from CCC reimbursement from excess operating costs. The decrease in CCC reimbursement, despite paying more in fuel costs in 2012, is due to a change in the level of reimbursement based in ANEEL regulations which reduced reimbursement levels for less efficient plants;

•

a R$2,817 million, or 201.0%, increase in operating provisions to R$4,218 million in 2012 from R$1,401 million in 2011. This increase was due to (i) a R$1.6 billion guarantee of the purchase of Usina de Jirau by Electrobras and (ii) a R$0.8 billion provision recognizing an actuarial provision;

•

a R$726 million, or 53.9%, increase in grid utilization expenses to R$2,072 million in 2012 from R$1,346 million in 2011. This increase was due to increased use of the third party electricity grid as the result of the increase in the volume of power generated as well as an annual tariff adjustment based on the rate of inflation;

•

a R$558 million, or 19.5%, increase in energy acquired for resale to R$3,425 million in 2012 from R$2,867 million in 2011. This increase was mainly due to (i) an increase in the cost of electricity in the spot market and (ii) increased energy purchases to meet contractual obligations based on the expected date that the Candiota III (Phase C) plant was expected to become operational (but which was delayed);

•

a R$546 million, or 335%, increase in the fuel for energy generation to R$709 million in 2012 from R$163 million in 2011. This increase was due to an increase in the production of thermal gas due to our need to supplement hydroelectric generation with thermal generation, partially because of delays in the Candiota III (Phase C) plant becoming operational; and

•

a R$323 million, or 24.3%, increase in remuneration and reimbursements to R$1,652 million in 2012 from R$1,329 million in 2011. This increase was due to an increase in the volume of power generated and an increase in the amount paid to the states and municipalities where the Candiota III plant’s reservoir is located.

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

•

a R$154 million, or 11.8%, increase in operating provisions to R$1,460 million in 2011 from R$1,306 million in 2010. This increase was due to a R$132 million legal provision for the Balbina plant. For further information see “Litigation – Expropriation of Lands;” and

•

a R$76 million, or 6.0%, increase in grid utilization expenses to R$1,346 million in 2011 from R$1,270 million in 2010. This increase was due to increased use of the third party electricity grid as the result of the increase in the volume of power generated.

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

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased R$910 million, or 11.7%, to R$8,689 million in 2012 from R$7,779 million in 2011 due to the factors set forth below.

Net operating revenues for the transmission segment increased R$1,884.1 million, or 32.0%, to R$7,778.7 million in 2011 from R$5,894.6 million in 2010 due to the factors set forth below.

Transmission of Electricity

Transmission of Electricity increased R$968 million in 2012, or 20.4%, to R$5,711 million in 2011 from R$4,743 million in 2011 as a result of an inflation adjustment to the fixed transmission tariff set by the Brazilian Government and the operation and construction of new transmission lines in 2012.

Transmission of Electricity increased R$773.6 million in 2011, or 19.5%, to R$4,742.9 million in 2011 from R$3,969.3 million in 2010 as a result of an inflation adjustment to the fixed transmission tariff set by the Brazilian Government and the operation and construction of new transmission lines in 2011.

Other Operating Revenues

Other operating revenues for the transmission segment decreased R$45 million, or 28.8%, to R$111 million in 2012 from R$156 million in 2011 principally as a result of a decrease in leases of fixed assets, including poles used to transmit broadband.

Other operating revenues for the transmission segment decreased R$55.0 million, or 38.0%, to R$156 million in 2011 from R$251 million in 2010 principally as a result of a decrease in leases of fixed assets, including poles used to transmit broadband.

Taxes on Revenues

Taxes on revenues increased R$44 million, or 15.3%, to R$332 million in 2012 from R$288 million in 2011 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “– Description of Principal Line Items – Operating Revenues – Taxes on Revenues”.

Taxes on revenues increased R$43.7 million, or 17.9%, to R$288.3 million in 2011 from R$244.6 million in 2010 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “– Description of Principal Line Items – Operating Revenues – Taxes on Revenues”.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$46 million, or 10.6%, to R$482 million in 2012 from R$436 million in 2011 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “– Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues” above.

Regulatory charges on revenues increased R$31.3 million, or 7.7%, to R$435.5 million in 2011 from R$404.2 million in 2010 primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “– Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues” above.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased R$186 million, or 2.6%, to R$7,257 million in 2012 from R$7,071 million in 2011. The primary component of this increase was a R$166 million, or 6.0%, increase in personnel expenses to R$2,932 million in 2012 from R$2,766 million in 2011. This increase was mainly due to an increase in average salaries in line with inflation.

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

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased R$2,060 million, or 83.5%, to R$4,527 million in 2012 from R$2,468 million in 2011 due to the factors set forth below.

Net operating revenues for the distribution segment increased R$54.8 million, or 2.3%, to R$2,468 million in 2011 from R$2,413 million in 2010 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$2,233 million, or 70.6%, to R$5,395 million in 2012 from R$3,162 million in 2011. This increase was due to an increase of 70.6% in the volume of electricity sold as well as an increase in the number of customers (especially in the North of Brazil as a result of the “Light for All” program) and in the average tariff for final customers.

Electricity sales increased R$219 million, or 5.6%, to R$4,148 million in 2011 from R$3,929.7 million in 2010. This increase was due to an increase of 6.3% in the volume of electricity sold as well as an increase in the average tariff for final customers.

Other Operating Revenues

Other operating revenues increased R$49 million, or 29.3%, to R$216 million in 2012 from R$167 million in 2011 principally due to the fact that our distribution companies received a slight increase in rental payments from renting out its telecommunications lines to third parties, mostly for cellular stations.

Other operating revenues increased R$9.1 million, or 5.8%, to R$166.5 million in 2011 from R$157.4 million in 2010 principally due to the fact that our distribution companies received a slight increase in rental payments from renting out its telecommunications lines to third parties.

Taxes on Revenues

Taxes on revenues increased R$529 million, or 75.4%, to R$1,231 million in 2012 from R$702 million in 2011 primarily as a result of our increased gross revenues. For a description of the calculation of taxes on revenues please see “– Description of Principal Line Items – Operating Revenues – Taxes on Revenues”.

Taxes on revenues decreased R$2.0 million, or 0.3%, to R$702.0 million in 2011 from R$704.0 million in 2010 primarily due to the fact that we were able to use ICMS tax credits. For a description of the calculation of taxes on revenues please see “– Description of Principal Line Items – Operating Revenues – Taxes on Revenues”.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$82 million, or 51.6%, to R$241 million in 2012 from R$159 million in 2011 primarily as a result of our increased gross revenues. For a description of the calculation of taxes on revenues please see “– Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues”.

Regulatory charges on revenues increased R$55.9 million, or 54.5%, to R$158.5 million in 2011 from R$102.6 million in 2010 primarily as a result of our increased gross revenues. For a description of the calculation of taxes on revenues please see “– Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues”.

Operating Costs and Expenses

Operating costs and expenses for the distribution segment increased R$2,219 million, or 87.6%, to R$4,752 million in 2012 from R$2,533 million in 2011. The primary components of this increase were:

•

a R$117 million, or 45.0%, decrease in operating provisions to R$377 million in 2012 from R$260 million in 2011. This decrease was mainly due to a Telenorte II contract with Eletrobras Distribuição Rondônia, a distributor which we consider onerous as the agreed sale price of electricity is less than the amount we will earn to generate the electricity under Law No. 12,783;

•

a R$628 million, or 120.8%, increase in the cost of electric energy purchased for resale to R$1,148 million in 2012 from R$520 million in 2011. This increase was due to an increase in the cost of electricity in the spot market;

•

a R$459 million, or 76.1%, increase in construction expenses to R$1,062 million in 2012 from R$603 million in 2011, as a result of an increase in capital expenditures related to construction to expand our distribution network;

•

a R$184 million, or 19.8%, increase in personnel, supplies and services expenses to R$1,112 million in 2012 from R$928 million in 2011. This increase was mainly due increase in average salaries and other charges;

•

a R$276 million, or 353.8%, increase in other operating expenses to R$354 million in 2012 from R$78 million in 2011. This increase was mainly due to an increase in rental expenses for equipment used for power generation in the Isolated System by Eletrobras Distribuição Acre; and

•	a R$72 million, or 97.3%, increase in grid utilization expenses to R$146 million in 2012 from R$74 million in 2011, due to an increase in the use of third party electricity grids.

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

From time to time, we consider potential new investment opportunities and we may finance such investments with cash generated by our operations, loans, issuances of debt and equity securities, capital increases or other sources of funding that may be available at the relevant time. At present we have the ability to fund up to R$1.2 billion of capital expenditure out of existing resources without the need to access the capital markets. Those funds represent a portion of the revenues we have generated from our sales of electricity and the interest we have received from our lending activities.

Cash Flows

The following table summarizes our net cash flows for the periods presented:

	For the Year Ended December 31,
	2012	2011	2010
		(in R$ thousands)
Net Cash Flows:
Provided by operating activities	13,826,590	4,286,867	8,244,780
(used in) investing activities	(13,455,415)	(10,904,111)	(7,735,792)
Provided by (used in) financing activities	(901,590)	2,356,861	93,887

Total	(530,412)	(4,260,382)	602,875

Cash Flow from Operating Activities

Our cash flows from operating activities primarily result from:

•	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices; and

•

restricted deposits for legal proceedings in cases where we are a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court. Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In 2012, our cash flows from operating activities increased R$9.5 billion, from R$4.3 billion in 2011 to R$13.8 billion in 2012. This variation was due to (i) property acquisitions for our generation, transmission and distribution lines, (ii) R$8 billion reduction in marketable securities and (iii) R$3 billion in Special Operations.

Cash Flows from Investing Activities

Our cash flows from investing activities primarily reflect:

•	restricted investments, being the surplus cash we are required to either deposit with Banco do Brasil S.A. (or in certain other investments issued by the Brazilian Government);

•	investment acquisitions, being partnerships we enter into with third parties in the private sector in relation to the operation of new plants;

•	acquisitions of fixed assets, being primarily investments in equipment necessary for operational activities; and

•	income derived from the following:

(i)	CFT-E1 bonds issued by the Brazilian Government: these bonds are indexed to the IGP-M, bear no interest and were due in August 2012.

(ii)	NTN-P bonds issued by the Brazilian Government: these bonds are indexed by the TR, a monthly reference index published by the Central Bank, bear annual interest of 6.0% and mature on varying dates which have begun in February 2012.

(iii)	Equity participation in the following companies: (i) Rede Lajeado Energia S.A., (ii) EDP Lajeado Energia S.A., (iii) CEB Lajeado S.A., and (iv) Paulista Lajeado Energia S.A. We receive dividends from these equity interests based on the annual profits earned by each company.

In 2012, our cash flows from investing activities increased R$2.5 billion, or 23.4%, from an outflow of R$10.9 billion in 2011 to an outflow of R$13.4 billion in 2012. This variation was due to the acquisition of fixed and concession assets.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily reflect interest income we receive from short-term and long-term loans made to non-affiliated companies that operate in the Brazilian electricity sector.

In 2012, our cash flows from financing activities decreased R$ 3.3 billion, from an inflow of R$2.3 billion in 2011 to an inflow of R$ (901) Million in 2012. This variation was mainly due to payments of (i) dividends, and (ii) loans and financings.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2012, our balance sheet reflected retained reserves of R$8,566 billion, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration (see “Item 8.A, Consolidated Financial Statements and Other Information – Policy on dividend distribution”).

Capital Expenditure

In the last five years, we have invested an average of R$5.4 billion per year in capital projects. Approximately 39% was invested in our generation segment, 34% in our transmission segment and the balance in our distribution segment and other investments.

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

According to the EPE 10 Year Plan, it is estimated that Brazil will have 148,969 km of transmission lines and 182,408 MW of installed generation capacity by 2021. These investments by Brazil will represent approximately R$269 billion. As the current largest player in the market based on length of transmission lines, we expect to participate in the majority of these new investments. In accordance with the Business Plan, we believe that over the next five years we will invest an average of approximately R$52.4 billion in our generation, transmission and distribution businesses. For these investments, we expect to use the funding derived from our net cash flow as well as from accessing national and international capital markets and through bank financing.

Our capital expenditures in 2012, 2011 and 2010 were R$5.9 billion, R$6.8 billion and R$5.3 billion, respectively.

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

Patents and Licenses

Among others, we have registered “Eletrobras” as a trademark with the Instituto Nacional de Propriedade Industrial – INPI. Further, Cepel has twenty-seven patents, Eletrobras Eletronorte has thirty-seven patents, Eletrobras Eletrosul has two patents and Eletrobras Furnas has nine patents registered with the INPI relating to equipment and manufacturing processes. In addition, Eletrobras Furnas has one patent registered in the United States and Cepel has six patents registered outside Brazil.

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

•

effect of Law No. 12,783: Law No. 12,783 will continue to effect the manner in which we account for our concessions. We expect to renew additional contracts for the maximum period of 30 years at significantly lower tariff levels. As a result, we believe we will continue to write down the value of our renewed concessions. Such effects reduce the Operational Cash Flow of the Company, affecting its investment capacity.

E. Off-Balance Sheet Arrangements

None of our off-balance sheet arrangements are of the type with respect to which we are required to provide disclosure pursuant to item 5.E of Form 20-F.

F. Contractual Obligations

We set out below, on a segment basis, our long-term debt, long-term purchase obligations and long-term sale obligations for the periods presented:

	Payments due by period as of December 31, 2012
	(in R$ millions)
	2014	2015	2016	2017 and after
Long-term purchase obligations:
Generation	631	586	556	3,542
Transmission	—	—	—	—
Distribution	1,237	987	—	—

Total	1,868	1,573	556	3,542

Our leasing obligations are set as follows, as of December 31, 2012:

As of December 31, 2012
(in R$ millions)
Leasing obligations:
More than one year	298,231
More than one year and less than five years	1,491,157
More than five years	1,913,652
Present value of payments	299,932

Our contractual obligations related to loans and financing are as follows:

Payments due by period as of December 31, 2012
(in R$ millions)

Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
4,793	3,369	9,957	35,153	53,272

In relation to the defined benefit pension obligations, the estimated annual contribution by the Company is R$1,069 million.

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

Board of Directors

The members of our Board of Directors are elected at the general shareholders meeting for a renewable term of one year. As our majority shareholder, the Brazilian Government has the right to appoint seven members of our Board of Directors, of which six are appointed by the MME and one by the Ministério do Estado do Planejamento, Orçamento e Gestão (the Planning, Budget and Management Ministry). The minority shareholders have the right to elect one member, the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member and one director shall be elected as a representative of the employees of the company. Currently, our Board of Directors is composed of nine members. One of the members of the Board of Directors is appointed as Chairman. The address of our Board of Directors is Av. Presidente Vargas, 409 13º andar – Rio de Janeiro.

Historically, our Board of Directors meets once a month and when called by a majority of the directors or the Chairman. Among other duties, our Board of Directors is responsible for: (i) establishing our business guidelines; (ii) determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities; (iii) approving our entering into any loan agreement and determining our financing policy; and (iv) approving any guarantee in favor of any of our subsidiaries in connection with any financial agreement.

The table below sets out the current members of our Board of Directors and their respective positions. The mandate of each member of our Board of Directors expires at the next Ordinary Shareholders’ Meeting. Each member was elected by the Brazilian Government except for Thadeu Figueiredo Rocha who was elected by our minority shareholders.

Name	Position
Márcio Pereira Zimmermann	Chairman
Maurício Muniz Barreto de Carvalho	Director
Marcelo Gasparino da Silva	Director
Lindemberg de Lima Bezerra	Director
Wagner Bittencourt de Oliveira	Director
José Antonio Corrêa Coimbra	Director
José da Costa Carvalho Neto	Director
Thadeu Figueiredo Rocha	Director
Beto Ferreira Martins Vasconcelos	Director

Márcio Pereira Zimmermann – Chairman and Board Member: Mr. Zimmermann joined our Board of Directors and was immediately appointed as Chairman on April 30, 2010. He was appointed as Chairman for a second term on June 16, 2011. He was also the Minister of Brazil’s Ministry of Mines and Energy from April through December 2010, and since December 2010, he has served as the Executive Secretary of the same ministry. Mr. Zimmermann was previously the Engineering Director of Eletrobras from October 2001 through January 2003, and he was Research and Development Director of Eletrobras Cepel from 2003 to 2004. Mr. Zimmermann has a degree in Electrical Engineering from the Universidade Católica of the State of Rio Grande do Sul, a post graduate degree in Electrical Systems Engineering from Escola Federal de Engenharia de Itajubá and a masters degree in Electrical Engineering from the Pontifícia Universidade Católica of Rio de Janeiro.

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

Marcelo Gasparino da Silva – Board Member: Mr. da Silva joined our Board of Directors on December 03, 2012. He previously served as president of the Advisory Board of the law firm Gasparino, Fabri, Lebarbenchon, Roman, Sachet & Marchiori, until 2006, where he specialized in tax and commercial law in Brasília, Rio de Janeiro, São Paulo and Manaus, and had a wide range of clients including Vale, CSN, Brasil Telecom, Paranapanema, Petrobrás Distribuidora e Claro. From 2007 to 2008, Mr. da Silva was an officer of the executive board at Centrais Elétricas de Santa Catarina S.A. (CELESC). He is a member of several legal and state-owned companies commissions and committees. He currently coordinates the Legal Committee of CELESC and serves as a consultant. He participated in the Executive Programme for Mergers and Acquisitions at the London School of Business. Mr. da Silva holds a degree in law from Universidade Federal de Santa Catarina (UFSC). He also holds a degree in Business Taxation Management from ESAG and is currently working towards an MBA in Controllership, Due Diligence and Finance at FGV.

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

José da Costa Carvalho Neto – Board Member: Mr. Neto joined our Board of Directors on June 16, 2011. He was previously a Power Plants Professor at Pontifícia Universidade Católica-MG, from 1970 to 1977. Subsequently he was the Deputy Secretary of Mines and Energy of Minas Gerais, appointed in 1987. Mr. Neto held the position of Chief Distribution Officer at Cemig from 1991 to 1997, and held the offices of Superintendent, Department and Division Manager as well as the role of Chairman of Cemig between July 1998 and January 1999. He has also held the offices of CEO of Arcadis Logos Energia, Member of the Board of Directors of Logos Engenharia and Enerconsult and Director of Orteng Equipamentos e Sistemas. Mr. Neto holds a degree in Electrical Engineering with a Masters Degree in Electrical Engineering from Universidade Federal de Minas Gerais.

Thadeu Figueiredo Rocha – Board Member: Mr. Rocha joined our Board of Directors on May 18, 2012. He previously worked at CEMIG, from 2001 to 2002 and, in 2003, he began working at Eletrobras, where he conducted studies on the long-term market analysis of the energy sector and Eletrobras, the behavior of large industrial consumers, national and regional economic scenarios, and tax policies. He currently works at the department of commercialization of Eletrobras and is also committed to studies related to PROINFA and carbon markets. He holds a degree in Economics from Universidade Federal de Minas Gerais (UFMG), a degree in Business Administration from Centro Universitário (UNA) and a degree in Energy Management and Economics from Instituto Coppead de Administração of Universidade Federal do Rio de Janeiro and Instituto de Economia. He also holds a master and a doctorate degree in Political Sciences from Universidade Federal Fluminense. Mr. Rocha also holds an executive MBA in Leadership and Management of State-owned Companies from Fundação Coge, Franklin Covey Business and Uniceub, and participated in many workshops and courses related to the energy sector and economics in general.

Beto Ferreira Martins Vasconcelos – Board Member: Elected to our Board of Directors on August 11, 2011, and empowered on April 18, 2012, Mr. Vasconcelos holds a bachelor’s degree in law from the Universidade de São Paulo and postgraduate degrees in environmental law from the Universidade de São Paulo and Biosafety from the Universidade de Santa Catarina. He practiced private law in São Paulo from 2000 to 2003, before entering the federal government, where he held positions as Deputy Secretary for Technology Policy (2003-2004), Advisor to the Minister of Justice (2004-2005), Deputy Chief Advisor for Legal Affairs of the Presidency of the Republic (2005-2006), Executive Secretary of the National Biosafety Council (2006-July 2010) and Chief Advisor for Legal Affairs of the Presidency and President of the Center for Legal Studies of the Presidency (2007-December 2010). Since January 2011, he has served as the Deputy Chief of Staff of the Presidency.

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

Mr. José da Costa Carvalho Neto – Chief Executive Officer: See “– Board of Directors.”

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

For 2012, 2011 and 2010 the aggregate compensation paid to our Directors, Officers and members of the Fiscal Council (including that paid by our subsidiaries and Itaipu, except for the distribution companies) was R$21,631,259.50, R$19,815,743.05 and R$18,417,084.63, respectively. The total aggregate amount of profit-sharing paid to our officers (including that paid by our subsidiaries and Itaipu) was R$2,631,834.89 for 2012, R$2,395,432.75 for 2011 and R$2,647,443.82 for 2010. The Board of Executive Officers is responsible for apportioning the compensation among its members, the members of the Board of Directors and the Fiscal Council. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits.

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

The current members of our Fiscal Council, set out in the table below, and respective alternates were elected during the general shareholders meeting held during May 18, 2012 and in which we only elected four members to the Fiscal Council. Their terms of office are due to end at the ordinary shareholder meeting scheduled for April 2013.

Member	Alternate
Jarbas Raimundo de Aldano Matos	Ricardo de Paula Monteiro
Danilo de Jesus Vieira Furtado	Jairez Elói de Souza Paulista
Charles Carvalho Guedes	Hailton Madureira de Almeida
Manuel Jeremias Leite Caldas	Fernando Cézar Maia
Fernando Pessoa Lopes

D. Employees

As of December 31, 2012, we had a total of 27,940 salaried employees compared to 28,370 and 28,310 employees as of December 31, 2011 and 2010, respectively. Eletrobras itself, excluding Itaipu and other subsidiaries, had 1,269 employees as of December 31, 2012. For the past five years we have not experienced any strikes or other form of work stoppage that have affected our operations or had a significant impact on our results.

As a mixed capital company, we cannot hire employees without a public contest. A public contest involves us placing advertisements in the Brazilian press for open positions and inviting applicants to sit an examination. The last public contest took place in 2010, as a result of which we hired approximately 35 new employees.

The following table sets out the number of employees by tenure:

Composition of Employees by Tenure

As of	Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
December 31, 2012	6,802	5,263	1,331	837	4,486	9,222	27,940
December 31, 2011	7,867	4,165	1,416	609	5,510	8,802	28,370

The following table sets out the number of employees, by department:

Department	Number of Salaried Employees as of December 31,
	2012	2011
Field	15,415	17,247
Administrative	12,525	11,122

Total	27,940	28,370

Although we are not allowed to hire outsourced employees, our subsidiaries Eletrobras Eletronorte and Eletrobras Furnas employ 2,004 outsourced employees in order to comply with the rules established by the Brazilian Government during the national privatization plan.

The following table sets out the number of outsourced employees at Eletrobras Eletronorte and Eletrobras Furnas:

Subsidiary	Number of Outsourced Employees as of December 31,
	2012	2011
Eletrobras Eletronorte	471	507
Eletrobras Furnas	1,533	1,541

Total	2,004	2,048

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

E. Share Ownership

No member of our Fiscal Council holds any of our shares. The following tables show current ownership of our shares by members of our Board of Directors and Board of Executive officers:

Board of Directors

Name:	Number of Common Shares held
Maurício Muniz Barreto de Carvalho	2
Lindemberg de Lima Bezerra	1
Wagner Bittencourt de Oliveira	3
Marcio Pereira Zimmermann	10
José Antonio Corrêa Coimbra	1
José da Costa Carvalho Neto	100
Marcelo Gasparino da Silva*	1
Thadeu Figueiredo Rocha	—
Beto Ferreira Martins Vasconcelos	—

*	Also holds one class “B” Preferred Share.

Board of Executive Officers

Name:	Number of Common Shares held
José da Costa Carvalho Neto	100
José Antonio Muniz Lopes	1
Marcos Aurélio Madureira da Silva	—
Valter Luiz Cardeal de Souza	—
Miguel Colasuono	—
Armando Casado de Araújo	—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2012, the aggregate amount of our outstanding capital stock was R$31,305,331, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436,883 outstanding class “B” preferred shares. This represented 80.4%, 0.01% and 19.6% of our aggregate outstanding capital stock respectively.

As of December 31, 2012, we had 42,486 beneficial and 9 registered holders of ADSs representing common shares and 22,030 beneficial and 6 registered holders of ADSs representing preferred shares.

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2012 and December 31, 2011:

As of December 31, 2012

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	591,968,382	54.46%			2,252	0.00%	591,970,634	43.76%
BNDES Participações S.A.	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	76,338,832	7.02%			18,262,671	6.88%	94,601,503	6.99%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
FGO					468,600	0.18%	468,600	0.03%
Others	221,661,979	20.39%	146,920	100.00%	219,262,258	82.60%	441,071,157	32.61%
Under BM&FBOVESPA Custody	221,423,953	20.37%	85,508	58.20%	212,496,289	80.05%	386,456,775	28.57%
Resident	62,118,451	5.71%	85,507	58.20%	90,872,349	34.24%	137,875,099	10.19%
Non Resident	91,394,577	8.41%	1	0.00%	95,637,799	36.03%	154,684,610	11.44%
J.P. Morgan Chase Bank	67,910,925	6.25%			25,986,141	9.79%	93,897,066	6.94%
Others	238,026	0.02%	18,580	12.65%	6,765,969	2.55%	7,022,575	0.52%
Resident	210,297	0.02%	18,553	12.63%	6,761,967	2.55%	6,990,817	0.52%
Non Resident	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Total	1,087,050,297		146,920		265,436,883		1,352,634,100

As of December 31, 2011

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	552,968,382	50.87%			2,252	0.00%	552,970,634	40.88%
BNDES Participações S.A.	180,757,951	16.63%			18,691,102	7.04%	199,449,053	14.75%
BNDES	76,338,832	7.02%			18,262,671	6.88%	94,601,503	6.99%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
FGO					468,600	0.18%	468,600	0.03%
Others	221,661,979	20.39%	146,920	100.00%	219,262,258	82.60%	441,071,157	32.61%
Under BM&FBOVESPA Custody	221,439,414	20.37%	84,997	57.85%	194,510,561	73.28%	416,034,972	30.76%
Resident	56,490,457	5.20%	84,996	57.85%	49,816,612	18.77%	106,392,658	7.87%
Non Resident	88,700,063	8.16%	1	0.00%	107,309,594	40.43%	196,009,658	14.49%
J.P. Morgan Chase Bank	76,248,894	7.01%			37,384,355	14.08%	113,633,249	8.40%
Others	222,565	0.02%	61,923	42.15%	24,751,697	9.32%	25,036,185	1.85%
Resident	194,836	0.02%	61,896	42.13%	24,747,695	9.32%	25,004,427	1.85%
Non Resident	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Total	1,087,050,297		146,920		265,436,883		1,352,634,100

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

We have entered into a joint venture agreement with Petrobras Energia S.A., which is also partly owned by the Brazilian Government, for the construction of a thermoelectric plant in Manaus. We have also entered into a framework agreement to establish the basis and the conditions for the development of energy commercialization contracts to be executed between ourselves and Petrobras in the future.

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

For further information see Note 46 of the Financial Statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 3.A, Selected Financial Data” and “Item 18, Financial Statements.”

Litigation

As of December 31, 2012, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or our court rulings that have proven to be unfavorable. As of December 31, 2012, we provisioned a total aggregate amount of approximately R$5,556 million in respect of our legal proceedings, of which R$637 million were related to tax claims, R$3,780 million were related to civil claims and R$1,139 million were related to labor claims.

Environmental Proceedings

We are required to comply with strict environmental laws and regulations that subject us to numerous environmental legal and administrative proceedings filed against us. In 2002 and 2003, two associations of the community of Cabeço brought independent class actions regarding environmental damages caused by Eletrobras Chesf. The Cabeço community is located in a river island in the estuary of the São Francisco River. Both associations alleged that the hydroelectric plants disturbed the normal flow of the river and resulted in a decline in fishing activity and the gradual disappearance of the river island. The court held that any motion filed for an interlocutory appeal must be postponed until a final judgment is delivered. On August 9, 2010, we lodged a motion requesting the clarification of this decision. This motion was rejected in September 2010. We subsequently filed a request for reconsideration of the decision that the interlocutory appeal be postponed, which was also rejected by the judge on October 18, 2010. The judge of the case scheduled a hearing among all parties and experts on May 21, 2013 to define the deadline and scope of the work to be performed by the experts. We have not made any provision in respect of this litigation as we consider the risk of an unfavorable decision on this lawsuit to be possible, and total amounts involved are of R$ 368.5 million and R$ 309.1 million.

Labor Proceedings

As of December 31, 2012, we were party to a number of labor proceedings brought by our employees, former employees and employees of some of our service providers against us, involving a total amount of R$1,139 million. Most of those proceedings relate to overtime compensation and its indirect effects, salary equalization, pension payments and payment of rescisory amounts. Although we are a party to a significant number of labor proceedings, we believe that none of those proceedings, when considered individually, could materially adversely affect our results of operations or financial condition.

In connection with successive attempts by the Brazilian Government to curb Brazil’s high inflation rates, Brazilian companies have in the past been required by law to disregard in each year part of the inflation for that year when calculating wage increases for its employees. Like most other Brazilian companies, we have been defendants in lawsuits brought before labor courts by labor unions or individual employees seeking compensation for lost wages resulting from the implementation of the Brazilian Government’s anti-inflationary plans, in particular: (i) the plan implemented in 1987 by the then Minister of Finance, Luiz Carlos Bresser Pereira (the Bresser Plan); (ii) the plan implemented in early 1989 (the Summer Plan); and (iii) the plan implemented in 1990 by the then President, Fernando Collor de Melo (the Collor Plan). Some of the collective lawsuits brought against us in respect to such plans have been definitively decided by the Federal Supreme Court in our favor. As of December 31, 2012, there were still individual lawsuits in process pending judgment, which we do not view as material. As of December 31, 2012, there were few material labor contingencies, and the probability of loss with respect to most of lawsuits is considered possible by our legal advisors. For further information, see Note 31 of our financial statements as of and for the year ended December 31, 2012.

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

As of December 31, 2012, there were 5,670 outstanding lawsuits filed by consumers against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. Of those lawsuits, 720 have been decided against us and are currently at the execution phase. The total amount involved in these lawsuits is unadjusted for monetary correction and required expert assessment to be estimated with accuracy. The total amount plead by plaintiffs in the outstanding lawsuits is approximately R$2,592 million. In the course of execution proceedings, we have been required to pledge some of our assets, consisting mainly of preferred shares held by us in other electricity sector companies. We have provisioned R$1,085 million to cover losses arising from unfavorable decisions on these lawsuits as of December 31, 2012.

We are also involved in approximately 2,317 pending lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “obrigações da Eletrobras.” However, we believe we have no further liability in respect of these bonds because they have an expiration date for presentation and this date has now passed.

As of the same date, there were 340 lawsuits in connection with the assignment and monetary restatement of compulsory loans credits. Eletrobras believes these assignments are null and void, as they are not expressly permitted in the relevant legislation. The Superior Court of Justice will issue a ruling that will guide all judicial decisions in these lawsuits. However, there is no assurance as to the date such judgment will occur. Eletrobras considers the likelihood of loss under these claims as possible.

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

We have made a provision of R$246 million as of December 31, 2012, following the recommendations of our legal advisors. The remaining balance was not provisioned because we consider the chances of a decision favorable to us possible.

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

Based on the Brazilian Tax Code, on June 9, 2005, Eletrobras Chesf filed administrative proceedings before the Brazilian Federal Revenue seeking recognition of its tax credits and a refund of any overpaid amounts as a result of an alleged unconstitutional increase of the calculation basis used for these contributions. Upon the rejection of these administrative proceedings, Eletrobras Chesf filed lawsuits in July 2006 to assert its right to claim these tax credits of PIS/PASEP and COFINS, and obtained favorable rulings. However, the STF, while analyzing the constitutionality of Complementary Law No. 118/2005, concluded that the ten year statute of limitations applies only to lawsuits or administrative proceedings started until June 8, 2005. Based on this decision, the Brazilian Federal Government challenged the amount of the tax credits and filed a termination action before the 5th Region Federal Court seeking to reverse the previous ruling in favor of Eletrobras Chesf. Accordingly, based on the ruling issued by the STF, it is likely that the appeals, which are currently pending judgment, are sent back to the initial courts for review pursuant to the Supreme Court’s position. Based on its legal counsel’s opinion in connection with COFINS credits (on which an unapealleble final decision has already been issued), on the Technical Notice (Comunicado Técnico) No. 5 and on CVM Deliberation (Deliberação CVM) No. 549/2009,

Eletrobras Chesf records, in its “tax and contributions” line item, the amount of tax credits corresponding to the probable estimated actual value (original value with a monetary restatement) of such credits, amounting to R$128.1 million, which will be offset with federal taxes owed by Eletrobras Chesf. Eletrobras Chesf is also a party to a similar lawsuit, currently pending judgment, with connection to potential tax credits of PIS/PASEP, which are not recognized in its accounting records, related to the period between February, 1999 and November, 2002, in the amount of R$14.3 million as of December 31, 2012, which shall be offset against federal taxes owed by Eletrobras Chesf in the future.

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

In northern Brazil, Eletrobras Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plants of Balbina, in the State of Amazonas, and Tucuruí, in the State of Pará. The lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. The total amount involved, which is provisioned, was approximately R$333 million. Recently, the Ministério Público Federal presented new evidence that the lands belonged to the Federal Republic, not to the State of Amazonas. The Brazilian Government has joined Eletrobras Eletronorte in the proceedings involving the Balbina hydroelectric plant.

From the 232 original lawsuits related to the Tucuruí expropriation, only 2 were still active as of December 31, 2012. Eletrobras Eletronorte has been awarded the other 8 lawsuits and expects the same result to the proceedings still in course.

Mendes Jr.

As of December 31, 2012, Eletrobras Chesf was involved in significant litigation proceedings with Mendes Jr., a Brazilian construction contractor. Eletrobras Chesf and Mendes Jr. entered into an agreement in 1981 providing for certain construction work to be performed by Mendes Jr. The agreement, as amended, provided that, in the event of delays in payments due by Eletrobras Chesf to Mendes Jr., Mendes Jr. would be entitled to default interest at the rate of 1.0% per month, plus indexation to take account of inflation. During the performance of the work, payments by Eletrobras Chesf were delayed and Eletrobras Chesf subsequently paid default interest at the rate of 1.0%, plus indexation, on such delayed payments. Mendes Jr. alleged that as it had been required to fund itself in the market in order not to interrupt the construction work, it was entitled to be reimbursed in respect of such funding at market interest rates, which were much higher than the contractual default interest rate.

The lower court judge dismissed Mendes Jr.’s claims and Mendes Jr. appealed to the Appellate Court of the State of Pernambuco (or the Appellate Court). The Appellate Court reinstated Mendes Jr.’s claims and ultimately declared Eletrobras Chesf liable to reimburse Mendes Jr.’s funding costs in respect of the delayed payments at market rates, plus legal fees of 20.0% of the amount of the dispute, with the total being indexed at market rates until the actual payment date. Eletrobras Chesf’s appeal from the Appellate Court’s order to the Federal Superior Court (or STJ) was dismissed on jurisdictional grounds. Mendes Jr. then filed a second lawsuit in a State court in Pernambuco to order Eletrobras Chesf to pay for the actual losses incurred by Mendes Jr., and to determine the amount payable. In the enforcement proceedings, the lower court ruled in favor of Mendes Jr., but the Appellate Court ruled in favor of Eletrobras Chesf, annulling the lower court’s judgment in the enforcement proceedings. Mendes Jr. appealed this ruling of the Appellate Court to the STJ and to the Federal Supreme Court, which were rejected. At the same time, the Brazilian government also requested the STJ to permit the government to participate in the proceedings as Eletrobras Chesf’s assistant. In December 1997, the STJ decided that: (i) the second proceedings should be recommenced from the trial court phase; (ii) the Brazilian government should participate in the proceedings as Eletrobras Chesf’s assistant; and (iii) the second proceedings should be heard before Brazilian federal courts instead of the state courts to which it was originally submitted. The second proceedings recommenced in the Brazilian federal courts to determine the final amount to be paid by Eletrobras Chesf to Mendes Jr. An expert was called to determine the amount of the claim, and had his finding challenged by Eletrobras Chesf. As a consequence, the court decided to reject the expert’s opinion but fixed the criteria which should be applied to determine the amount due. Mendes Jr. has appealed, requesting that the court require Eletrobras Chesf to pay the amount determined by the expert. Eletrobras Chesf and the Brazilian government have also appealed, requesting that the lawsuit should be terminated since there is no evidence Mendes Jr. obtained loans to conclude the construction. On October 25, 2010, the Regional Federal Court of the 5th Region held the appeals filed by Eletrobras Chesf and the Brazilian government and ruled the lawsuit had no merit. Mendes Junior filed an appeal against this decision before the 5th Region Federal Court, which was denied.

Mendes Junior filed an appeal against such denial, which is currently pending judgment before the Brazilian Superior Court of Justice. The initial amount pleaded by the plaintiffs was of approximately R$7 billion (not considering inflation). As of December 31, 2012, we had no provisions related to this matter. Considering the decision of the Regional Federal Court of the 5th Region, the risk of loss of such litigation has been assessed as remote. See Note 31 of the Financial Statements.

Xingó Plant “K Factor” Litigation

As of December 31, 2012, Eletrobras Chesf was also involved in litigation with the consortium responsible for building the Xingó plant (or the Xingó Consortium). In connection with building the Xingó plant, Eletrobras Chesf and the Xingó Consortium entered into a construction agreement that was amended in 1988 to provide that an additional inflation adjustment (referred to as the “K factor”) be added to certain monetary correction payments required to be made by Eletrobras Chesf to the Xingó Consortium under the agreement. This amendment resulted in payments by Eletrobras Chesf to the Xingó Consortium that were higher than the payments that the original Request For Proposal (or RFP) for this project indicated would be paid to the successful bidder.

In 1994, Eletrobras Chesf unilaterally ceased applying the K factor to its payments to the Xingó Consortium (and consequently reduced its payments to the Xingó Consortium to the amount that Eletrobras Chesf would have had to pay if the K factor had not been applied to such payments) and filed a lawsuit against the Xingó Consortium seeking reimbursement for the additional amounts paid pursuant to the K factor adjustment, claiming that the use of an indexation system more favorable to the Xingó Consortium than the one originally provided for by the RFP was illegal under public bidding rules. The Xingó Consortium also filed a lawsuit against Eletrobras Chesf requiring full payment of the amounts due applying the K factor. Eletrobras Chesf’s lawsuit was rejected and Xingó Consortium’s lawsuit was decided favorably to the plaintiff, ordering Eletrobras Chesf to pay the amounts corresponding to the application of the K factor. Eletrobras Chesf and the Brazilian government, which is acting as the first’s assistant on the lawsuit, have appealed to the STJ. In August 2010, the STJ upheld Eletrobras Chesf’s appeal to reduce the amount of the claim. STJ also denied the other special appeals presented by Eletrobras Chesf and upheld the decision of the TJPE which dismissed the declaratory action filed by Eletrobras Chesf and upheld the counterclaim filed by the defendants. On December 31, 2012, the parties had not been notified of this STJ decision, which is still subject to appeal. If the final ruling is against Eletrobras Chesf, it will be subject to the final execution of the judgment. In March 2012, TJPE ruled in favor of the Consortium with respect to the payment by Chesf of certain of the Consortium’s legal fees and against Chesf with respect to the payment of all legal proceeding costs. The TJPE has also accepted a motion for clarification from Chesf and the Brazilian Government to exclude the incidence of “statutory interest on arrears” added to the “contractual interest on arrears,” in order to maintain in the liquidation calculation only the “contractual interest on arrears.” Chesf has also filed a motion for clarification with respect to a few points of the TJPE decision. As of December 31, 2012, Eletrobras Chesf had provisioned R$723.3 million in relation to this proceeding, as it considers the risk of an unfavorable decision probable.

Eletrobras Chesf filed a lawsuit against Companhia Brasilieira de Projetos e Obras (CBPO) and Construções e Comércio and Mendes Júnior Engenharia S.A. (CONSTRAN), claiming the partial invalidity of a turn-key agreement entered into between the parties regarding Xingó, a hydroelectric power plant, and seeking the return of amounts paid thereunder, of approximately R$350 million.

The Federal Regional Court ruled that the Pernambuco State Court was the proper forum to hear this claim. The court found that Eletrobras Chesf’s claim did not have any legal basis. Subsequently, the defendants filed a counterclaim and obtained a favorable judgment in the Civil Court of Recife which has been upheld on appeal by the 2nd Civil Chamber of the Pernambuco Court of Justice. As of April 22, 2013, a motion to clarify filed by Eletrobras Chesf was pending judgment by the Superior Court of Justice.

Eletrobras Chesf – Fazenda Aldeia Litigation

The trustees of the estate of Aderson Moura de Souza and his wife commenced a suit for damages against Eletrobras Chesf with respect to 14,400 hectares of land. A lower court determined that there were grounds for the claim and ordered Eletrobras Chesf to pay R$50 million, corresponding to the principal amount plus interest and monetary restatement. In December 2008, Eletrobras Chesf filed an appeal with Court of Justice of the State of Bahia. On March 2009, this lawsuit was transferred to the federal courts, which nullified the order for damages. The 1st Region Federal Court partially affirmed the original order, but its decision has been suspended as one of the judges has requested more time to rule on the case. On September 30, 2011, a termination action was filed before the 1st Region Federal Court. On December 31, 2011, an injunction to interrupt the execution of the main proceeding was granted. As of December 31, 2012, we had not yet received the judgment of the appeal. Eletrobras Chesf has provisioned R$100 million in relation to this proceeding as the risk of an unfavorable decision is considered to be probable. For a further discussion of this suit, see Note 31 of the financial statements as of and for the year ended December 31, 2012.

For a further discussion of our pending litigation and administrative proceedings, see Note 31 to our financial statements as of and for the year ended December 31, 2012.

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

The following table sets out our dividends for the periods indicated:

	Year
	2012	2011	2010
Common Shares (ELET 3)	0.39	0.58	0.83
Class A Preferred Shares (ELET 5)	2.17	2.17	2.17
Class B Preferred Shares (ELET 6)	1.63	1.63	1.63

As of December 31, 2012, our balance sheet carried retained dividends from previous years of R$3.4 billion, as well as R$0.9 million of accumulated dividends we have declared but not yet paid to our shareholders as permitted under Brazilian corporate law. Our Board of Directors has discretion as regards when such dividends may be paid to our shareholders. Accordingly, our management believes that any decision to pay the related dividends would only be made when our Board of Directors believes that such payment would not cause a material liquidity event. For further information, see Note 28 to our financial statements as of and for the year ended December 31, 2012.

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

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2008	31.25	19.64	1.338
2009	38.75	24.07	1.102
2010	42.00	21.00	1.141
2011	25.40	15.35	1.087
2012	19.36	6.16	2.052

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2010	42.00	23.25	1.610
Second Quarter 2010	26.57	21.86	1.136
Third Quarter 2010	23.25	21.00	0.810
Fourth Quarter 2010	26.05	21.08	1.033
First Quarter 2011	24.68	22.13	1.229
Second Quarter 2011	25.40	20.34	1.141
Third Quarter 2011	20.86	15.75	1.068
Fourth Quarter 2011	18.32	15.35	0.935
First Quarter 2012	19.36	17.13	0.852
Second Quarter 2012	17.38	12.70	2.898
Third Quarter 2012	15.94	11.70	1.611
Fourth Quarter 2012	12.22	6.16	2.896

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2012	14.39	12.83	1.524
July 2012	14.68	13.12	0.784
August 2012	15.94	13.02	1.364
September 2012	13.22	11.70	2.823
October 2012	12.22	11.10	1.293
November 2012	11.58	6.16	5.025
December 2012	7.45	6.32	2.608
January 2013	8.10	6.40	3.325
February 2013	7.12	6.13	1.594
March 2013	7.44	6.25	2.022
April 2013 (through April 5, 2013)	6.95	6.45	2.202

Source: São Paulo Stock Exchange.

In the United States, our common shares trade in the form of ADSs. The following table sets forth the reported high and low closing sale prices for our ADSs representing common shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (common shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2012	7.07	6.31	1.216
July 2012	7.17	6.48	0.676
August 2012	7.95	6.50	1.039
September 2012	6.52	5.82	1.372
October 2012	6.04	5.56	1.034
November 2012	5.67	3.17	1.948
December 2012	3.46	3.01	1.229
January 2013	3.93	3.10	1.440
February 2013	3.58	3.07	0.947

	U.S.$ per ADS (common shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
March 2013	3.78	3.12	1.092
April 2013 (through April 5, 2013)	3.46	3.17	1.402

Source: New York Stock Exchange.

Offer and Listing Details – Preferred Shares

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2008	27.60	18.61	1.338
2009	33.90	22.30	1.000
2010	35.19	24.67	0.790
2011	31.46	20.34	0.736
2012	27.49	7.30	1.724

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2010	35.19	28.30	0.978
Second Quarter 2010	32.56	25.91	0.751
Third Quarter 2010	27.71	24.67	0.714
Fourth Quarter 2010	30.72	24.70	0.723
First Quarter 2011	30.62	26.73	0.943
Second Quarter 2011	31.46	25.97	0.627
Third Quarter 2011	26.16	20.34	0.702
Fourth Quarter 2011	26.98	20.82	0.685
First Quarter 2012	27.49	23.31	0.694
Second Quarter 2012	24.09	17.31	2.314
Third Quarter 2012	21.2	17.74	1.064
Fourth Quarter 2012	18.25	7.30	2.891

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2012	19.80	17.94	0.744
July 2012	20.10	18.64	0.633
August 2012	21.20	18.55	0.862
September 2012	19.20	17.74	1.751
October 2012	18.25	15.95	0.857
November 2012	16.80	7.30	5.628
December 2012	10.48	9.15	2.489
January 2013	13.70	9.69	2.803
February 2013	12.62	11.44	1.567
March 2013	12.77	10.93	1.471
April 2013 (through April 5, 2013)	12.75	11.90	1.670

Source: São Paulo Stock Exchange.

In the United States, our Class B preferred shares trade in the form of ADSs. The following table sets forth the reported high and low closing sale prices for our ADSs representing Class B preferred shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (Class B preferred shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2012	9.60	8.86	0.365
July 2012	9.85	9.16	0.309
August 2012	10.45	9.20	0.308
September 2012	9.50	8.68	0.633
October 2012	9.03	8.00	0.209
November 2012	8.16	3.57	0.625
December 2012	5.03	4.34	0.499
January 2013	6.60	4.70	0.342
February 2013	6.52	5.65	0.289
March 2013	6.47	5.50	0.232
April 2013 (through April 5, 2013)	6.25	5.76	0.278

Source: New York Stock Exchange.

We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the BM&FBOVESPA.

As a result, as of December 31, 2012, our capital stock was comprised of a total of 1,352,634,100 shares, of which 1,087,050,297 are common shares, 146,920 are class “A” preferred shares and 265,436,883 are class “B” preferred shares.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the BM&F BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the São Paulo Stock Exchange or BM&FBOVESPA). The Rio de Janeiro Stock Exchange trades only Brazilian federal, state and municipal public debt or carries out privatization auctions. Stocks and bonds are traded exclusively on the BM&FBOVESPA. As of December 31, 2012, we had approximately 28,215 record holders.

Our ADRs are listed on the NYSE. As of December 31, 2012, we had 42,486 beneficial and nine registered holders of ADSs representing common shares and 22,030 beneficial and six registered holders of ADSs representing preferred shares.

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

The Brazilian securities markets are governed by the Brazilian Securities Law and the Brazilian Corporate Law, as well as regulations issued by the CVM, the Central Bank and the CMN. These laws and regulations provide for, among other things, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation and protection of minority shareholders. On January 3, 2002, the CVM issued Instruction No. 358 which amended the rules applicable to the disclosure of relevant facts, which became effective on April 18, 2002. The CVM has also issued several instructions regarding disclosure requirements, namely, Instructions No. 361 and No. 400 for the regulation of public offerings, Instruction No. 380 for the regulation of internet offerings and Instruction No. 381 for the regulation of independent auditors. Instruction No. 480 for the regulation of the registration of security issuers admitted to negotiation in regulated markets in Brazil, and Instruction No. 481 for the regulation of information and the public request of proxy for shareholders meetings. Instruction No. 480 also requests that publicly held companies disclose a reference form (Formulário de Referência) which maintains a permanently updated record containing relevant information on the issuer. We believe we are currently in accordance with all applicable Brazilian corporate governance standards.

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

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected to the Board of Executive Officers. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

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

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares is subject to shareholder approval.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. BM&F Bovespa has a similar requirement for companies that are listed under Level 1, Level 2 or in the Novo Mercado corporate governance segments, and in 2010 we have introduced the Ethics Code of Eletrobras Companies (“Código de Ética Único das Empresas Eletrobras”) which provides for the ethical principles to be observed by all the members of the board of directors, executive officers, employees, outsourced staff, service providers, trainees and young apprentices.

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

Our Board of Directors do not have the power to vote on compensation to themselves or to exercise borrowing powers. Only our shareholders may approve such matters. There are no prescribed age limits for retirement of members of our Board of Directors.

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

History of our Capital Stock

In 2012, our share capital was of R$31,305 million, compared to R$31,305 million in 2011.

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

Class “A” preferred shares, and bonus shares related to such shares, are entitled to a dividend of 8% per annum, in priority to the distribution of other dividends, to be divided equally between them. Class “B” preferred shares, and bonus shares related to such shares, are entitled to a dividend of 6% per annum, in priority to the distribution of other dividends, to be divided equally between them. An unpaid dividend is not payable in future years. The Class “A” preferred shares and the class “B” preferred shares rank equally on a liquidation.

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

Pre-emption Rights

No pre-emption rights apply on the transfer of our shares.

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

Notification of Interests in Our Shares

Any shareholder that acquires or disposes of 5% or more of our capital stock of any class is obliged to notify the Company immediately upon completion of the transaction. Such obligation also applies to the holders of ADRs, convertible debentures and stock options. After the receipt of such notification, the Company shall inform such transaction by means of a notice which shall be uploaded in the site of CVM and duly update its corporate information in its Reference Form (Formulário de Referência) within seven business days of the occurrence of the transaction.

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

Board of Directors, Board of Executive Officers and Fiscal Council

Our by-laws provide for a Board of Directors, composed of ten members, a Board of Executive Officers, of unlimited membership, and a permanent Fiscal Council, composed of five members.

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

Appointment

The members of our Board of Directors are elected at the general shareholders meeting for a renewable term of one year.

As our majority shareholder, the Brazilian Government has the right to appoint seven members of our Board of Directors, of which six are appointed by the MME and one by the Planning, Budget and Management Ministry. The other common shareholders have the right to elect one member, the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member and one member shall be elected as the representative of the employees, by means of an election organized by the company and the union entities. One of the members of the Board of Directors is appointed President of the company.

The members of our Board of Executive Officers are appointed by our Board of Directors for an indefinite term.

The Brazilian Government has the right to appoint three of the members of our Fiscal Council, and both the minority shareholders and the holders of our preferred shares have the right to appoint one member each.

Meetings

Under our by-laws, our Board of Directors shall meet at least once a year without the presence of the CEO and twice a year with the presence of our independent auditors. Historically, our Board of Directors meets once per month and when called by a majority of the directors or the Chairman. Among other duties, our Board of Directors is responsible for: (i) establishing our business guidelines; (ii) determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities; (iii) determining our loans and financing policy; and (iv) approving any guarantee in favor of any of our subsidiaries on any financial agreement. Directors cannot participate in discussions or vote in relation to matters in which they are otherwise interested.

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

The Fiscal Council meets once per month.

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

Distributions on Shares or ADSs

The gross amount of distributions made to you of cash or property with respect to your shares or ADSs, before reduction for any Brazilian taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to applicable limitations, including holding period limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders of ADSs in taxable years beginning before January 1, 2013, are taxable at a maximum rate of 15.0% and dividends paid to non-corporate U.S. Holders of ADSs in later taxable years will be taxable at a maximum rate of 20.0%. U.S. Holders, in particular U.S. Holders of shares, should consult their own tax advisors regarding the implications of this legislation in their particular circumstances.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the non-U.S. corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, we do not believe the shares or ADSs were for the preceding taxable year nor do we expect them to be, shares of a PFIC for United States federal income tax purposes. However, the determination of whether the shares or ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of our income and assets from time to time, as well as certain items that are not directly in our control, such as the value of our shares and ADSs and involve the application of complex tax rules the application of which to our business is not always entirely clear, no assurances can be provided that we will not be considered a PFIC for the current or any past or future tax year.

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

Interest Rate Risks

Apart from loans in the total amount of R$19,331 million linked to the LIBOR rate, we do not have any debt that is directly linked to variable interest rates. As of December 31, 2012, we had R$30,320 million of indebtedness that was indexed to the IGP-M. Variations in interest rates may impact inflation and, accordingly, we are indirectly subject to changes in interest rates that may increase the cost of financing.

As of December 31, 2012, 61.12% of our total indebtedness of R$49,651million denominated in reais was indexed to the IGP-M or other inflation indices. As a result, our exposure to Brazilian inflation risk was R$30,320 million as of December 31, 2012. Each 1.0% variation in the IGP-M rate or any other inflation index would have an impact of R$303 million on our net income.

Exchange Rate Risks

As of December 31, 2012, approximately 38.93% of our total consolidated indebtedness of R$49 billion was denominated in foreign currencies. Of our 2012 foreign currency denominated indebtedness, R$19 billion, or approximately 38.28% was denominated in U.S. dollars.

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

As a result, our actual exposure to U.S. dollar exchange rate risk was R$19 billion as of December 31, 2012. Each 1.0% variation in the U.S. dollar/Brazilian real exchange rate would have a negative impact of R$189 million on our net income.

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

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR program. From January 1 to December 31, 2012, our depositary bank reimbursed us the amount of U.S.$ 6.9 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of the year ended December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2012, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described below.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” Based on this assessment, our management concluded that, as of December 31, 2012, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were:

1. We did not maintain effective internal controls over financial reporting based on the COSO criteria. The following material weaknesses related to our controls over financial reporting were identified: 1) we did not maintain an effective control environment, specifically internal control deficiencies were not remediated in a timely manner; 2) we did not adequately perform a risk assessment process to ensure that effective controls were adequately designed and implemented that would prevent and detect material misstatements to our financial statements, based on risks known by us; 3) we did not adequately implement and maintain effective information technology controls, including those related to segregation of duties, security and monitoring access to our financial application programs and data.

2. We did not maintain effective review, monitoring and approval processes relating to the recording of recurring and non-recurring journal entries.

3. We did not maintain effective controls to ensure the completeness/accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes.

4. We did not maintain effective controls to ensure the completeness/accuracy or the review/monitoring of the post retirement benefits plans (pension plans) sponsored by us.

5. We did not adequately design and maintain effective controls with respect to the impairment calculation of assets. Specifically, there is noevidence of the analysis of financial information that was used for the impairment calculation of assets.

6. We did not maintain effective controls to ensure the appropriate review/monitoring related to the preparation of financial statements and related disclosures, and insufficient headcount of internal accounting personnel.

Notwithstanding management’s assessment that our disclosure controls and procedures were not effective and that there were material weaknesses as identified above, we believe that our financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

The effectiveness of the internal control over financial reporting, as of December 31, 2012, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report beginning on page F-1 of the financial statements to this Form 20-F.

Remediation of Material Weakness

In order to remedy the material weakness related to our internal controls over financial reporting, we have created leaders of internal controls in our business areas, and have established targets for the managers of such areas. We have also provided courses on risks and internal controls to certain employees at the Universidade Corporativa and organized seminars at similar seminars at our subsidiaries. In addition, we are currently implementing governance, risk and monitoring of internal controls aimed at further reducing the deficiencies.

With respect to remedies for the material weakness related to controls over the evaluation, monitoring and approval of manual entries related to recurring and non-recurring items of our period-end financial reporting, management believes the full implementation of enterprise resource planning, or ERP, software will eliminate material weakness in relation to period-end financial reporting.

Regarding the remediation of the material weakness related to completeness and accuracy of the judicial proceedings, our accounting department and the accounting departments of the subsidiaries which have presented this material weakness have been monitored in order to ensure accurate information to be reported to period-end financial reporting.

In respect of the material weakness related to the control of the post-retirement benefit plans (pension plans), we have implemented a program designed to create effective control over processes and accuracy regarding entries in order to cure this material weakness.

Regarding the remediation of material weakness related to adequate design and operating controls with respect to accounting for property, plant and equipment, specifically, to the calculation of impairment, our management believes it strictly follows application of Law No. 12,783/13, and undertook necessary adjustments imposed by such law in our period-end reporting. We further believe this was a non-recurring weakness.

In order to remedy the material weakness regarding the preparation of our IFRS financial statements and disclosures, and the lack of internal accounting staff, we are re-assessing the need to hire further accounting staff, to potentially re-organize our accounting department and more efficient application of information technology tools.

(c) Changes in Internal Control over Financial Reporting

Other than as set forth above, there have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2012.

(d) Attestation Report of the Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated April 29, 2013, on the effectiveness of the internal control over financial reporting as of December 31, 2011, see “Item 18, Financial Statements.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided to Eletrobras by PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
	(R$)
Audit Fees	9,356,316.00	7,860,000.00	5,100,000.00
Audit-Related Fees	—	230,000.00	—
Tax Fees	—	—	—
All Other Fees	—	—	—

Total	9,356,316.00	8,090,000.00	5,100,000.00

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

Audit-Related Fees

Audit-related fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal year ended December 31, 2011 which related to a report in connection with a certification of sustainability

Tax Fees

No tax fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2012, 2011 and 2010.

All Other Fees

No other fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2012, 2011 and 2010.

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

We also created, in 2008, a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is first reported to the Fiscal Council), regarding any “dishonest or unethical conduct,” “accounting, internal accounting controls, or auditing matters” and any equally confidential and anonymous submissions of “concerns” of the same type by our employees and associates. The “whistleblower channel” can be accessed through our website or by letter sent to our headquarters marked for the attention of our Fiscal Council. Since its establishment, eight issues were reported to our “whistleblower channel,” all of which related to personal conduct and therefore did not have a financial impact on our results of operations.

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

ITEM 16G. CORPORATE GOVERNANCE

See “Item 9.C, Markets – Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

2.1	Amended and Restated Deposit Agreement dated October 18, 2002 between Centrais Elétricas Brasileiras S.A. – Eletrobras and J.P. Morgan Chase Bank, N.A., incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

2.2	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.2	By-Laws of Centrais Elétricas Brasileiras S.A. – Eletrobras (English translation), dated December 23, 2011.

4.1	Itaipu treaty signed by Brazil and Paraguay – Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

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

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the year ended December 31, 2012, 2011 and 2010

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A.—Eletrobras

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A.—Eletrobras and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), because material weaknesses in internal control over financial reporting existed as of that date, related to the following i) lack of an effective internal control environment, considering that: a) internal control deficiencies were not remediated in a timely manner; b) the Company did not adequately implement a risk assessment process to ensure that effective controls were adequately designed and implemented that would prevent and detect material misstatements to its financial statements, based on risks known by the Company; and c) the Company did not adequately implement and maintain effective information technology controls, including those related to segregation of duties, security and monitoring access to its financial application programs and data; (ii) lack of effective review, monitoring and approval processes relating to the recording of recurring and non-recurring journal entries; (iii) lack of effective controls to ensure the completeness/accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes; (iv) lack of effective controls to ensure the completeness/accuracy or the review/monitoring of the postretirement benefits plans (pension plans) sponsored by the Company; (v) lack of effective controls with respect to the impairment calculation of assets, specifically, there is no evidence of the analysis of financial information that was used for the impairment calculation of assets; and (vi) lack of effective controls to ensure the appropriate review/monitoring related to the preparation of financial statements and related disclosures, and insufficient headcount of internal accounting personnel.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2012 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in footnote 2.1, the Federal Government of Brazil has changed the laws and regulations regarding concessions of generation, distribution and transmission of electrical power. These changes impact both (i) the amount of tariffs the company can charge its customers which could impact the recoverability of certain assets, and (ii) the amount the company will be paid for certain assets under concession at the end of the concession period. As a result, the company recognized an impairment charge to reduce these assets to their estimated recoverable value. Some of the amounts to be received related to modernization of generation plants, transmission assets up to May, 2000 and assets related to thermal plants were determined by management based on its best estimates and interpretation of the legislation as described in footnote 4. Such amounts may change based on the final approval from the regulator.

As disclosed in Note 15 to the financial statements, the subsidiaries in the distribution segment have suffered recurring losses from operations and have a net capital deficiency in the amount of R$ 1,501,887 thousand at December 31, 2012.

As disclosed in Note 15 to the financial statements, the associated company Centrais Elétricas do Pará S.A.—CELPA has a negative net working capital in the amount of R$ 1,686,894 thousand at June 30, 2012, most recent information, Additionally, the associated company Centrais Elétricas Matogressenses S.A – CEMAT presented a negative net working capital in the amount of R$ 438,922 thousand.

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

Rio de Janeiro, April 30, 2013

PricewaterhouseCoopers

Auditores Independentes

CENTRAIS ELÉTRICAS BRASILEIRAS S.A – ELETROBRAS

BALANCE SHEETS FOR THE YEARS ENDED ON DECEMBER 31, 2012 AND 2011

(In thousands of Brazilian Reais )

CURRENT	NOTE	12/31/2012	12/31/2011

CURRENT
Cash and Cash Equivalents	5	4,429,375	4,959,787
Restricted cash	5	3,509,323	3,034,638
Marketable securities	6	6,622,611	11,252,504
Accounts receivable	7	4,496,963	4,352,024
Financial asset - Concessions and Itaipu	17	579,295	2,017,949
Loans and financing	9	1,976,191	2,082,054
Fuel consumption account - CCC		1,240,811	1,184,936
Equity interest remuneration	10	118,790	197,863
Recoverable taxes	11	1,391,882	1,104,322
Income tax and social contribution	11	1,418,252	843,022
Reimbursement rights	12	7,115,200	3,083,157
Inventories		454,635	358,724
Nuclear fuel inventory	13	360,751	388,663
Indemnifications - Law 12,783/2013	8	8,882,836	—
Derivative financial instruments	44	252,620	195,536
Other receivables		1,493,008	1,607,493

TOTAL CURRENT ASSETS		44,342,543	36,662,672

NON-CURRENT
LONG-TERM ASSETS
Reimbursement rights	12	901,029	500,333
Loans and financing	9	7,747,286	7,651,336
Accounts receivable	7	1,482,946	1,478,994
Marketable securities	6	404,337	398,358
Nuclear fuel inventory	13	481,495	435,633
Recoverable taxes	11	1,934,820	2,430,761
Income tax and social contribution	11	4,996,806	3,343,525
Guarantees and restricted deposits		2,829,912	2,316,324
Fuel consumption account - CCC		521,097	727,136
Financial asset - Concessions and Itaipu	17	44,834,877	46,149,379
Derivative financial instruments	44	223,099	185,031
Advances for future capital increase	14	4,000	4,000
Indemnifications - Law 12,783/2013	8	5,554,436	—
Other		830,754	701,763

		72,746,894	66,322,573

INVESTMENTS	15	5,398,299	5,510,192

FIXED ASSETS	16	47,407,102	53,214,861

INTANGIBLE ASSETS	18	2,300,740	2,371,367

TOTAL NON-CURRENT ASSETS		127,853,035	127,418,993

TOTAL ASSETS		172,195,578	164,081,665

CENTRAIS ELÉTRICAS BRASILEIRAS S.A – ELETROBRAS

BALANCE SHEETS FOR THE YEARS ENDED ON DECEMBER 31, 2012 AND 2011

(in thousands of Brazilian Reais)

LIABILITIES AND EQUITY	NOTE	12/31/2012	12/31/2011

CURRENT
Loans and financing	22	4,447,175	4,005,326
Debentures	23	316,899	739,237
Financial liability	17	52,862	—
Compulsory loan	24	12,298	15,620
Suppliers	20	7,490,802	6,338,102
Advance from clients	21	469,892	413,041
Taxes payable	26	886,312	815,236
Income tax and social contribution		370,704	217,285
Fuel consumption account - CCC	25	1,369,201	3,079,796
Stockholder’s compensation	28	3,977,667	4,373,773
Accounts payable to Brazilian federal treasury	29	131,047	109,050
Estimated liabilities		1,444,992	802,864
Reimbursement obligations	12	5,988,698	1,955,966
Post-employment benefits	30	118,553	451,801
Provision for contingencies	31	267,940	240,190
Regulatory fees	27	1,308,152	1,218,768
Leasing	22	162,929	142,997
Concessions payable - use of public asset	33	40,131	35,233
Derivative financial instruments	44	185,031	269,718
Other		1,808,362	900,806

TOTAL CURRENT LIABILITIES		30,849,647	26,124,809

NON CURRENT
Loans and financing	22	45,204,025	38,408,352
Accounts payable to Brazilian federal treasury	29	37,072	155,676
Debentures	23	409,228	279,410
Advance from clients	21	830,234	879,452
Compulsory Loan	24	321,894	211,554
Asset decommission obligation	32	988,490	408,712
Operational provision		1,005,908	843,029
Fuel consumption account - CCC	25	2,401,069	954,013
Provision for contingencies	31	5,288,394	4,652,176
Post-employment benefits	30	4,628,570	2,256,132
Onerous contracts	35	4,905,524	96,204
Reimbursement obligations	12	1,801,059	1,475,262
Leasing	22	1,860,104	1,775,544
Stockholder’s compensation	28	—	3,143,222
Concessions payable - use of public asset	33	1,577,908	1,534,532
Advances for future capital increase	34	161,308	148,695
Derivative financial instruments	44	291,252	197,965
Regulatory fees	27	428,501	385,724
Recoverable Taxes	26	635,269	773,500
Income tax and social contribution	26	779,615	1,129,022
Other		509,914	1,046,362

TOTAL NON-CURRENT LIABILITIES		74.065,339	60,754,538

EQUITY
Capital stock	37	31,305,331	31,305,331
Capital reserves	37	26,048,342	26,048,342
Profit reserves	37	10,836,414	18,571,011
Equity valuation adjustments		208,672	220,915
Proposed additional dividend		433,962	706,018
Other comprehensive income		(1.748,776)	(8,111)

EQUITY ATTRIBUTABLE TO THE CONTROLLING SHAREHOLDERS		67,083,945	76,843,506
Non-controlling interest		196,648	358,812

TOTAL EQUITY		67,280,593	77,202,318

TOTAL LIABILITIES AND EQUITY		172,195,578	164,081,665

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(in thousands of Brazilian Reais)

	NOTE	12/31/2012	12/31/2011	12/31/2010

NET OPERATING REVENUE	39	34.064,477	29,211,486	26,832,085

OPERATING EXPENSES
Personnel, supplies and services	41	8,439,302	7,670,716	7,370,713
Energy purchased for resale	42	4,573,673	3,386,289	4,315,084
Charges upon use of electric network	42	1,763,953	1,420,934	1,353,839
Construction - Distribution		1,345,519	711,740	810,475
Construction - Transmission		3,681,603	3,567,868	2,143,009
Fuel to produce electricity		708,711	162,673	252,502
Remuneration and indemnity		1,651,724	1,328,994	1,087,341
Depreciation		1,658,161	1,549,988	1,498,059
Amortization		117,053	173,897	94,417
Donations and contributions		380,101	289,964	261,006
Operating provisions	43	5,326,991	2,848,749	2,497,262
Income to offset from Itaipu		491,859	655,290	441,057
Other		2,257,666	1,622,800	965,704

		32,396,316	25,389,902	23,090,468

OPERATING RESULT BEFORE FINANCIAL RESULT		1,668,161	3,821,584	3,741,617

FINANCIAL RESULT

FINANCIAL REVENUE
Revenue from interest, commissions and fees		767,534	757,450	781,872
Revenue from financial investments		1,731,870	1,664,517	1,537,435
Interest and penalty charges over electricity receivables		230,597	359,208	393,987
Monetary restatements		858,049	652,949	616,141
Exchange variation gains		421,013	669,731	—
Remuneration for indemnifications - Law 12,783/13		326,379	—	—
Other financial revenue		—	158,471	394,890

Financial Expenses
Debt charges		(2,333,643)	(1,708,670)	(1,675,821)
Lease charges		(412,152)	(350,861)	(332,449)
Charges on shareholders’ funds		(572,322)	(1,178,989)	(1,298,647)
Exchange variation loss		—	—	(431,497)
Other financial expenses		(384,816)	(789,353)	(350,033)

		632,509	234,453	(364,122)

INCOME BEFORE EQUITY INTEREST AND EFFECTS OF LAW 12,783/2013		2,300,670	4,056,037	3,377,495

INCOME FROM EQUITY INTEREST	40	468,584	482,785	669,755

INCOME BEFORE EFFECTS OF LAW 12,783/13		2,769,254	4,538,822	4,047,250

Effects - Law 12,783/2013	2	(10,085,380)	—	—

OPERATING RESULTS AFTER LAW 12,783/13		(7,316,126)	4,538,822	4,047,250

Income tax (expense)/benefit	26	244,688	(474,994)	(1,074,606)
Social contribution on net income (expense)/benefit	26	145,786	(301,809)	(419,659)

NET INCOME (LOSS) FOR THE YEAR		(6,925,652)	3,762,019	2,552,985

AMOUNT ATTRIBUTED TO CONTROLLING SHAREHOLDERS		(6,878,915)	3,732,565	2,247,913
AMOUNT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS		(46,737)	29,454	305,072
Net earnings per share		(5.09)	2.60	2.25

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED IN DECEMBER 31, 2012, 2011 AND 2010

(in thousand of Brazilian Reais )

	12/31/2012	12/31/2011	12/31/2010

Net income (loss) for the year	(6,925,652)	3,762,019	2,552,985

Other comprehensive income
Cumulative translation adjustments	7,779	15,878	(6,747)
Actuarial gains and losses	(2,370,677)	(280,256)	55,300
Deferred income tax and social contribution	806,030	95,287	(18,802)
Fair value of available-for-sale financial instruments	(240,662)	152,385	158,697
Deferred income tax and social contribution	81,825	(51,811)	(53,957)
Cash flow hedges	—	—	12,862
Deferred income tax and social contribution	—	—	(4,373)
Comprehensive income of associated companies and jointly-controlled entities	(37,818)	(472,745)	(888,574)
Deferred income tax and social contribution	12,858	155,336	295,920

Other comprehensive income (loss) for the year	(1,740,665)	(385,926)	(449,674)

Total comprehensive income (loss) for the year	(8,666,317)	3,376,092	2,103,311

AMOUNT ATTRIBUTED TO CONTROLLING SHAREHOLDERS	(8,619,581)	3,346,639	1,798,239
AMOUNT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS	(46,736)	29,453	305,072

	(8,666,317)	3,376,092	2,103,311

CENTRAIS ELÉTRICAS BRASILEIRAS S.A – ELETROBRAS

STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED ON DECEMBER 31, 2012 AND 2011

(in thousands of Reais)

	CAPITAL STOCK	TREASURY SHARES	LEGAL	STATUTORY	ADDITIONAL DIVIDENDS	EQUITY VALUATION ADJUSTMENTS EFFECTS	RETAINED EARNINGS/ ACCUMULATED LOSSES	OTHER COMPRE- HENSIVE INCOME	STOCK- HOLDERS’ EQUITY PARENT	STOCK- HOLDERS’ EQUITY NON- CONTROLLING INTEREST	CONSOLIDATED STOCK- HOLDERS’ EQUITY
On January 1, 2011	26,156,567	26,048,342	2,046,388	14,758,463	753,201	163,335	—	377,817	70,304,114	226,296	70,530,410

Payment of Capital	5,148,764								5,148,764	103,062	5,251,826
Additional dividends				(213,862)	(753,200)				(967,061)		(967,061)
Translation accumulated adjustments								15,878	15,878		15,878
Post-employment benefit adjustment								(280,256)	(280,256)		(280,256)
Fair value of available-for-sale financial instruments								152,385	152,385		152,385
Deferred income tax and social contribution over other comprehensive income								198,812	198,814		198,814
Adjustment of subsidiaries / associates						78,004		(472,746)	(394,742)		(394,742)
Equity valuation adjustments						(20,424)	20,424		—		—
Net income for the year							3,732,565		3,732,566	29,453	3,762,020
Constitution of Reserves			186,629	1,793,393			(1,980,021)		—		—
Dividends proposal							(1,066,950)		(1,066,955)		(1,066,955)
Approval of additional dividend by Annual General Meeting					706,018		(706,018)		—		—

On December 31, 2011	31,305,331	26,048,342	2,233,017	16,337,994	706,018	220,915	—	(8,111)	76,843,506	358,811	77,202,318

Additional dividends					(706,018)				(706,018)		(706,018)
Adjustments accumulated in the conversion								11,780	11,780		11,780
Post-employment benefit adjustment								(520,677)	(520,677)		(520,677)
Fair value of available-for-sale financial instruments								(197,844)	(197,844)		(197,844)
Deferred income tax and social contribution over other comprehensive income								896,712	896,712		896,712
Adjustment of subsidiaries / associates								(1,930,636)	(1,930,636)	(115,426)	(2,046,062)
Equity valuation adjustments						(12,243)	12,243		—		—
Realization of Reserves				(855,681)			855,681		—		—
Loss for the year							(6,878,916)		(6,878,916)	(46,737)	(6,925,653)
Dividends proposal							(433,962)		(433,962)		(433,962)
Approval of additional dividend by Annual General Meeting					433,962		(433,962)		—		—
Absorption of losses				(6,878,916)			6,878,916		—		—

On December 31, 2012	31,305,331	26,048,342	2,233,017	8,603,397	433,962	208,672	—	(1,748,776)	67,083,945	196,648	67,280,593

CENTRAIS ELÉTRICAS BRASILEIRAS S.A – ELETROBRÁS

STATEMENTS OF CASH FLOWS

(In thousand of Reais)

	NOTE	12/31/2012	12/31/2011	12/31/2010
OPERATING ACTIVITIES

Income before income tax and social contribution		(7,316,126)	4,538,822	4,047,250

Adjustments to reconcile net income to cash generated by operations:
Depreciation and amortization		1,775,214	1,723,958	1,592,476
Monetary/exchange variations, net		(1,166,958)	(1,029,289)	(387,617)
Financial charges		526,646	774,140	2,008,270
Revenue from financial assets	39	(3,148,842)	(2,774,166)	(2,525,754)
Income from equity interests	40	(468,584)	(482,785)	(669,755)
Effects of Law 12,783/2013	2	10,085,380	—	—
Allowance for doubtful accounts	43	724,731	808,487	600,251
Provision for contingencies	43	564,909	677,998	287,821
Provision for the decrease to the recoverable value of assets/onerous contracts	43	2,666,809	434,538	379,048
Provision for post-employment benefit plan	43	438,328	172,246	280,965
Provision for investment losses	43	187,741	91,989	421,629
Charges on global reversal reserve		367,741	403,903	395,756
Present value adjustment/market value		(157,364)	7,954	314,518
Non-controlling interest		70,814	(44,627)	(462,230)
Charges on stockholders’ funds		572,322	1,178,989	1,298,647
Loss/gain on divestments		126,979	—	—
Derivative financial instruments		(143,117)	124,770	(55,200)
Other		690,824	171,488	(741,403)

		13,713,573	2,239,594	2,688,137

(increase)/decrease in operating assets
Accounts receivable		(46,612)	(219,230)	(569,962)
Marketable securities		4,623,914	(4,106,884)	805,850
Reimbursement rights		(4,432,739)	(1,507,652)	(1,213,885)
Inventories		(95,911)	214,603	(36,463)
Nuclear fuel inventory		(17,950)	(2,367)	(9,164)
Financial asset - public utility concessions		(434,334)	(946,673)	(67,145)
Other		(91,309)	251,503	(249,688)

		(494,941)	(6,316,700)	(1,340,456)

Increase/(decrease) in operating liabilities
Suppliers		1,045,106	1,172,337	2,086,151
Advance from clients		(47,733)	(44,466)	70
Leasing		(113,374)	103,509	66,757
Estimated liabilities		653,483	30,793	99,857
Reimbursement obligations		4,418,652	1,629,649	655,723
Regulatory fees		132,161	317,452	(5,193)
Other		302,958	111,938	(481,282)

		6,391,253	3,321,212	2,422,083

Cash from operating activities		12,293,759	3,782,929	7,817,014

Payment of financial charges		(1,812,722)	(1,368,244)	(1,453,344)
Payment of global reversal reserve charges		(257,580)	(465,318)	(864,871)
Amounts received from allowed annual revenue		3,744,154	2,315,642	2,712,474
Amounts received from financial charges		723,815	739,709	468,975
Payment of income tax and social contribution		(1,010,379)	(1,132,758)	(890,205)
Amount received from remuneration of investments in equity interest		636,719	689,370	600,869
Judicial deposits		(491,175)	(274,462)	(146,131)

Net Cash from Operating Activities		13,826,591	4,286,866	8,244,781

FINANCING ACTIVITIES

Long-term loans and financing		7,623,386	7,273,908	3,829,260
Payment of loans and financing		(4,156,422)	(2,258,040)	(1,202,294)
Payment of Shareholders remuneration		(5,032,645)	(4,062,839)	(3,143,565)
Payment of Refinancing of taxes and contributions - principal		(110,745)	(92,375)	(92,115)
Compulsory loan and Global reversal reserve		885,457	1,376,452	1,049,035
Others		(110,622)	119,755	(346,434)

Net cash from financing activities		(901,590)	2,356,861	93,887

INVESTING ACTIVITIES

Long-term loans and financing		(536,879)	(347,796)	(641,078)
Payment of loans and financing - principal		1,834,949	1,123,886	2,871,385
Renegotiated energy credits received		313,865	277,728	342,745
Acquisition of fixed assets	16	(10,386,236)	(8,017,773)	(6,256,197)
Acquisition of intangible assets	18	(144,768)	(139,612)	(359,219)
Acquisition of concession assets		(4,918,121)	(3,411,497)	(3,105,522)
Other		381,778	(389,045)	(587,907)

Net cash from investing activities		(13,455,412)	(10,904,110)	(7,735,792)

Increase (decrease) in cash and cash equivalents		(530,412)	(4,260,382)	602,875

Cash and cash equivalents at the beginning of the year	5	4,959,787	9,220,169	8,617,294
Cash and cash equivalents at the end of the year	5	4,429,375	4,959,787	9,220,169

		(530,412)	(4,260,382)	602,875

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

Eletrobras

(PUBLICLY-HELD COMPANY)

CORPORATE TAXPAYER ID (CNPJ) 00.001.180/0001-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

December 31, 2012, 2011 and 2010

(In thousands of Brazilian Reais)

NOTE 1 – GENERAL INFORMATION

Centrais Elétricas Brasileiras S.A. (Eletrobras or Company) is a corporation headquartered in Brasília – DF – Setor Comercial Norte, Quadra 4, Bloco B, 100, room 203 – Asa Norte, registered at the Brazilian Securities and Exchange (Comissão de Valores Mobiliários – CVM) and at the Securities and Exchange Commission – SEC, with shares traded in the stock exchanges in São Paulo (BOVESPA) – Brazil, Madrid (LATIBEX) – Spain and New York’s (NYSE) – United States of America stock markets. The company is a mixed capital company controlled by the Federal Government. Its business purpose is studying, projecting, building and operating generating power plants, electricity transmission and distribution lines, as well as conducting the trading transactions arising from these activities. Its purpose is also granting funding, providing guarantees, in the country and abroad, to public service electricity companies that are under its shareholding control and in favor of technical-scientific research entities; promoting and supporting research in the electricity sector, especially those connected to the activities of generation, transmission and distribution, as well as to perform studies of watersheds harnessing for multiple purposes; contributing to the education of technical staff required by the Brazilian electricity sector, as well as preparing qualified workers, through specialized courses, which may also provide assistance to schools in the country or scholarships abroad and signing contracts with entities contributing to the training of specialized technical personnel; collaborate technically and administratively with the companies in which it participates as a shareholder and with the Ministry of Mines and Energy in Brazil.

The Company operates as a holding, managing investments in shareholding interest, holding direct controlling interests in six electricity generation and/or transmission companies, listed below:

•	Furnas Centrais Elétricas S.A. – FURNAS;

•	Centrais Elétricas do Norte do Brasil S.A. – ELETRONORTE;

•	Companhia Hidro Elétrica do São Francisco – CHESF;

•	ELETROSUL Centrais Elétricas S.A.;

•	Eletrobras Termonuclear S.A. – ELETRONUCLEAR; e

•	Companhia de Geração Térmica de Energia Elétrica – CGTEE.

In addition to controlling the companies of generation and/or transmission of electricity listed above, the Company holds direct controlling interests in five electric power distributors:

•	Boa Vista Energia;

•	Companhia de Eletricidade do Acre – Eletroacre;

•	Centrais Elétricas de Rondônia – Ceron;

•	Companhia Energética de Alagoas – Ceal; and

•	Companhia Energética do Piauí – Cepisa

The Company, also, holds the controlling interest in Amazonas Energia – AmE, still under the Company’s control, acting in Generation and Distribution and in Eletrobras Participações S.A – Eletropar. It holds equity interests in Itaipu Binacional – Itaipu (under a joint control under the International Treaty signed by the Governments of Brazil and Paraguay), in Inambari Geração de Energia S.A. and in Centrales Hidroelectricas de Centroamerica S.A. – CHC.

The Company is the parent or participates as a minority stockholder of several other companies in the segments of generation, transmission and distribution of electricity either directly or through its controlled companies. (Note 15)

The Company is authorized, directly or through its subsidiaries or controlled companies, to associate, with or without injection of funds, to constitute business consortiums in companies or hold interest, with or without controlling power, abroad, directly or indirectly destined to explore electricity production, transmission or distribution.

The Company is responsible, also, by the management of sector resources, represented by Global Reversal Reserve – RGR, Energy Development Account – CDE, Use of Public Asset – UBP and Fuel Consumption Account – CCC. These funds finance Federal Government programs of access to electricity universalization, of street lighting efficiency, of incentives to alternative sources of energy, of conservation of electricity and the purchase of fossil fuels used in isolated systems of electricity generation, which financial transactions do not affect the net income of the Company (except for the management fee in certain Funds).

The Company also operates as electricity trading agent of Itaipu Binacional and participating agents of Proinfa.

The issuance of these consolidated financial statements was authorized by the Board of Directors on March 27, 2013.

NOTE 2 – CONCESSIONS OF ELECTRICITY PUBLIC UTILITY

The Company, through its subsidiaries, holds several concessions of electricity public utility, whose breakdown, installed capacity and maturity dates are listed below:

I – Electric Power Generation

Concessions/Permissions	Location	Installed Capacity (MW) Unaudited	Maturity Year Unaudited
UHE Paulo Afonso II	BA	443	2042
UHE Paulo Afonso III	BA	794	2042
UHE Paulo Afonso IV	BA	2,462	2042
UHE Apolônio Sales	BA	400	2042
UHE Luiz Gonzaga	BA	1,480	2042
UHE Xingó	AL/SE	3,162	2042
UHE Sobradinho	BA/PE	1,050	2022
UHE Belo Monte	PA	11,233	2045
UHE Tucuruí	PA	8,535	2024
UHE Mauá	PR	363	2042
UHE Jirau	RO	3,750	2043
UTE Presidente Médici - Candiota I and II	RS	446	2015
UTE Candiota III	RS	350	2041
UTE Mauá	AM	738	Undetermined
UTE Santa Cruz	RJ	932	2042

UHE Furnas	MG	1,216	2042
UHE Luiz Carlos Barreto de Carvalho	SP/MG	1,050	2042
UHE Marimbondo	SP/MG	1,440	2042
UHE Mascarenhas de Moraes	MG	476	2023
UHE Itumbiara	MG/GO	2,082	2020
UHE Corumbá I	GO	375	2042
UHE Serra da Mesa	GO	1,275	2038
UHE Peixe Angical	TO	452	2036
UHE Foz do Chapecó	RS	855	2036
UTN Angra I	RJ	640	Undetermined
UTN Angra II	RJ	1,350	Undetermined
UTN Angra III	RJ	1,405	Undetermined
UHE Santo Antônio	RO	3,150	2043
Others	Various	15,633	—

Electricity power generation considers the following assumptions:

a) the existence of periods, either throughout the day, or annually, in which there is higher or lower demand for electricity in the system for which the power plant, or generation system, are scaled;

b) the existence, as well, of periods in which machines are removed from operation for maintenance, either preventive or corrective, and

c) water availability in the river where it is located.

Electricity production at the power plants is a responsibility of the Electricity Operation Planning and Programming, with spans and details ranging from annual to hourly through daily, currently prepared by ONS – the National Electric System Operation, which establishes the volumes and sources of generation required to meet the country’s demand in an optimized manner, based on the water basin’s availability and machinery in operation, as well as generation costs and feasibility of transmission of this power through the interconnected system.

II – Electric Power Transmission:

Concessions/Permissions	Location	Extension (km)	Maturity Year
		Unaudited	Unaudited
LT 230 kV - SE Ribeiro Gonçalves / SE Balsas	MA/TO/PI	95	2039
LT Coxipó-Cuiabá-Rondonópolis (MT), 230 Kv	MT	193	2034
LT Colinas, Miracema,gurupi, Peixe Nova da Serra 2 (TO/GO) em 500 kV	TO/GO	695	2036
LT Jauru-Juba-C2 (MT) e Maggi - Nova Mutum (MT), 230 kV, 30/138 kV	MT	402	2042
LT Oriximiná - Itacoatiara - Cariri (PA/AM), em 500kV	PA/AM	586	2038
LT Coletora Porto Velho (RO) - Araraquara (SP), 600kv	RO/SP	2375	2039
LT Porto Velho - Samuel Ariquemes - Ji-Paraná - Pimenta Bueno - Vilhena (RO), Jaurú (MT), com , 230 kV	RO/MT	987	2039
LT Porto Velho - Abunã (RO) - Rio Branco (AC),230 kV	RO/AC	487	2039
LT Jaurú - Cuiabá (MT), e SE Jaurú,com 500 kV	MT/SE	348	2039
LT 525 kV Campos Novos/Biguaçu/Blumenau	SC	359	2035
LT 525 kV Itá/Nova Santa Rita	SC/RS	315	2042
LT 525 kV Caxias/Itá	RS/SC	256	2042
LT 525 kV Areia/Curitiba I	PR	235	2042
LT 525 kV Areia/Bateias	PR	220	2042
LT 525 kV Campos Novos/Caxias	SC/RS	203	2042
LT 525 kV Itá/Salto Santiago	SC/PR	187	2042
LT 525 kV Areia/Campos Novos	PR/SC	176	2042
LT 525 kV Areia/Ivaiporã	PR	173	2042
LT 525 kV Ivaiporã/Salto Santiago	PR	167	2042
LT 525 kV Blumenau/Curitiba	SC/PR	136	2042
LT 525 kV Ivaiporã/Londrina	PR	122	2042
Outras LT de 525 kV	—	395	2042
LT 230 kV Presidente Médice/Santa Cruz 1	RS	237	2038
LT 230 kV Dourados/Guaíra	MS/PR	226	2042
LT 230 kV Monte Claro/Passo Fundo	RS	212	2042
LT 230 kV Anastácio/Dourados	MS	211	2042
LT 230 kV Passo Fundo/Nova Prata 2	RS	199	2042
LT 230 kV Areia/Ponta Grossa	PR	182	2042
LT 230 kV Campo Mourão/Salto Osório 2	PR	181	2042
LT 230 kV Campo Mourão/Salto Osório 1	PR	181	2042
LT 230 kV Salto Osório/Xanxerê	PR/SC	162	2042
LT 230 kV Areia/Salto Osório 1	PR	160	2042
LT 230 kV Areia/Salto Osório 2	PR	160	2042
LT 230 kV Londrina/Assis 1	PR/SP	157	2042
LT 230 kV Blumenau/Palhoça	SC	134	2042
LT 230 kV Biguaçu/Blumenau 2	SC	130	2042
LT 230 kV Areia/São Mateus do Sul	PR	129	2042
LT 230 kV Cascavel/Guaíra	PR	126	2042
LT 230 kV Lageado Grande/Siderópolis	RS/SC	122	2042
LT 230 kV Jorge Lacerda “B”/Palhoça	SC	121	2042
LT 230 kV Curitiba/São Mateus do Sul	PR	117	2042
LT 230 kV Blumenau/Jorge Lacerda “B”	SC	116	2042
LT 230 kV Campo Mourão/Apucarana	PR	114	2042
LT 230 kV Assis/Londrina	SP/PR	114	2042
LT 230 kV Atlântida 2/Gravataí 3	RS	102	2042

Concessions/Permissions	Location	Extension (km)	Maturity Year
		Unaudited	Unaudited
Outras LT de 230 kV	—	1556	2042
LT 138 kV Jupiá/Mimoso 1	SP/MS	219	2042
LT 138 kV Jupiá/Mimoso 3	SP/MS	219	2042
LT 138 kV Jupiá/Mimoso 4	SP/MS	219	2042
LT 138 kV Jorge Lacerda “A”/Palhoça 1	SC	109	2042
LT 138 kV Campo Grande/Mimoso 1	MS	108	2042
LT 138 kV Campo Grande/Mimoso 3	MS	108	2042
LT 138 kV Campo Grande/Mimoso 4	MS	108	2042
LT 138 kV Dourados das Nações/Ivinhema	MS	95	2042
Outras LT de 138 kV	—	657	2042
LT 132 kV Conversora de frequência de Uruguaiana/Paso de Los Libres	RS	12	2042
LT 69 kV Salto Osório/Salto Santiago	PR	56	2042
LT 345 kV Furnas - Pimenta II	MG	66	2035
LT 500 kV Rio Verde Norte - Trindade; LT 500/230 kV - 1200 MVA Subestação Trindade	GO	193	2040
LT 230 kV Trindade - Xavantes	GO	37	2040
LT 230 kV Trindade - Carajás	GO	29	2040
LT Coletora Porto Velho - Araraquara 2; LT 500/±600 kV - 3.150 MW, Subestação Estação retificadora 2 CA/CC e LT ±600/500 kV - 2.950 MW, Subestação Estação Inversora 02 CC/CA	RO	2,375	2038
LT 500 kV Mesquita - Viana 2 ; LT 500/345kV 900 MVA - Viana 2	MG/ES	248	2040
LT 345 kV Viana 2 - Viana	MG/ES	10	2040
2 LT 138 kV Unidade Geradora - Sistema Interligado Nacional; LT 138 kV, Subestação Elevadora		33	2035
LT 230 kV Serra da Mesa - Niquelândia; LT 230 kV, Subestação Serra da Mesa	TO	105	2042
LT 230 kV Niquelândia - Barro Alto; LT 230 kV, Subestação Niquelândia e LT 230 kV, Subestação Barro Alto	TO	88	2042
LT 230 kV CS Barra dos Coqueiros - Quirinópolis	MS/GO/MT	ND	2039
LT 230 kV CD Chapadão - Jataí Taquari	MS/GO/MT	ND	2039
LT 230 kV CS Palmeiras - Edéia	MS/GO/MT	ND	2039
2 LT 500 kV no seccionamento da LT Campinas - Ibiúna e a SE Itatiba 500/138 kV; LT 500/138 kV, Subestação Itatiba e LT 500 kV, Subestação Campinas e SE Ibiúna	SP	1	2039
LT 345 kV Montes Claros - Irapé	MG	138	2034
LT 345 kV Itutinga - Juiz de Fora	MG	144	2035
LT 230 kV Milagres/Tauá (CE); LT 230 kV Subestação Tauá (CE)	CE	208	2035
LT 230 kV Milagres/Coremas (CE/PB)	CE/PB	120	2035
LT 230 kV Paraíso/Açu II (RN)	RN	135	2037
LT 230 kV Funi/Itapebi (BA)	BA	198	2042
LT 230 kV Ibicoara/Brumado (BA); LT 500/230 kV Subestação Ibicoara (PE)	BA/PE	95	2037
LT 230 kV Eunápolis/Teixeira de Freitas II (BA); LT 230/138 kV Subestação Teixeira de Freitas II (BA)	BA	152	2038
LT 230 kV Picos/Tauá (PI/CE)	PI/CE	183	2037
LT 230 kV Jardim/Penedo (SE/AL)	SE/AL	110	2038
LT 500/230 kV Subestações Suape II(PE); LT 230/69 kV Suape III (PE)	PE	24	2039
LT 230 kV Pau Ferro/Santa Rita II (PE/PB)	PE/PB	97	2039
LT 230 kV Paulo Afonso III/Zebu (AL); LT 230/69 kV Subestações Santa Rita II; LT 230/69 kV Zebu (AL); LT 230/69 kV Natal III (RN)	AL/PB/RN	6	2039
LT 230 kV Eunápolis/Teixeira de Freitas II (BA)	BA	152	2038
LT 500/230 kV Subestação Camaçari IV	BA	81	2040
LT 230/69 kV Subestação Arapiraca III; LT 230kV Circuito duplo rio LargoII/Penedo	AL	45	2040
LT 230 kV Paraíso/Açu (RN), circuito 3	RN	123	2040
LT 230 kV Açu/Mossoró II (RN), circuito 2	RN	69	2040
LT 230 kV João Câmara / Extremoz II; LT 230 kV Subestação João Câmara (RN); LT 230 kV Subestação Extremoz II (RN)	RN	82	2040
LT 230 kV Igaporã/Bom Jesus da Lapa II (BA); LT 230 kV Subestação Igaporã (BA)	BA	115	2040
LT 230 kV Sobral III/Acaraú II (CE); LT 230 kV Subestação Acaraú (CE)	CE	97	2040
83 subestações de transmissão; 15 subestações elevadoras		18,260	2042
LT 500 kV Teresina(PI)/Sobral/Fortaleza(CE)	PI/CE	546	2034

Concessions/Permissions	Location	Extension (km)	Maturity Year
		Unaudited	Unaudited
LT 500 kV Colinas/Miracema/ Urupi/ Peixe 2/Serra da Mesa (TO/GO)	TO/GO	695	2036
LT 500 kV Oriximiná/Itacoatiara CD		375	2038
LT 500 kV Itacoatiara/Cariri (PA/AM); LT 500/138 kV subestações Itacoatiara e LT 500/230 kV Cariri	PA/AM	212	2038
LT +/- 600 kV Coletora Porto Velho (RO)/ Araraquara 2 (SP), 01 em CC; LT 500 kV/+/- 600kV - 3.150 MW Estação Retificadora 02 CA/CC; LT , +/- 600 kV/500kV - 2.950 MW Estação Inversora 02 CC/CA.	RO/SP	2,375	2039
LT 230 kV São Luiz II/ São Luiz III (MA); LT 500 kV Subestação Pecém II (CE) e LT 230 kV Aquiraz II (CE)	MA/CE	96	2040
SE - Campos Novos	SC	2,466	2042
SE - Caxias	RS	2,016	2042
SE - Gravataí	RS	2,016	2042
SE - Nova Santa Rita	RS	2,016	2042
SE - Blumenau	SC	1,962	2042
SE - Curitiba	PR	1,344	2042
SE - Londrina	PR	1,344	2042
SE - Santo Ângelo	RS	1,344	2042
SE - Biguaçu	SC	300	2042
SE - Biguaçu	SC	672	2035
SE - Joinville	SC	691	2042
SE - Areia	PR	672	2042
SE - Itajaí	SC	525	2042
SE - Xanxerê	SC	450	2042
SE - Jorge Lacerda “A”	SC	400	2042
SE - Palhoça	SC	384	2042
SE - Siderópolis	SC	364	2042
SE - Assis	SP	336	2042
SE - Joinville Norte	SC	300	2042
SE - Atlântida 2	RS	249	2042
SE - Canoinhas	SC	225	2042
SE - Dourados	MS	225	2042
SE - Caxias 5	RS	215	2042
SE - Passo Fundo	RS	168	2042
SE - Tapera 2	RS	166	2042
SE - Gravataí 3	RS	165	2042
SE - Desterro	SC	150	2042
SE - Missões	RS	150	2039
SE - Anastácio	MS	150	2042
SE - Ilhota	SC	100	2042
Other substations	—	405	2042

III – Electric Power Transmission:

Concessions/Permissions	Geographic Region	Municipalities served	Maturity year of the concession
		Unaudited	Unaudited
Cia. de Eletricidade do Acre - Eletroacre	State of Acre	22	2015
Centrais Elétricas de Rondônia - Ceron	State of Rondônia	52	2015
Companhia Energétca de Alagoas - Ceal	State of Alagoas	102	2015
Companhia Energética do Piauí - Cepisa	State of Piauí	224	2015
Amazonas Energia	State of Amazonas	62	2015
Boa Vista Energia	State of Roraima	1	2015

See comments on the effects of Law 12,783/2013 in concessions held by the Company’s subsidiaries in note 2.1

2.1. Extension of electricity’s public service concessions

Eletrobras, through its subsidiaries, has 42.3 GW of installed capacity, 61.7 thousand kilometers of transmission lines, and six energy distributors which serve about 3.7 million consumers, 4 (four) of which with operations in isolated systems in northern Brazil.

On September 11, 2012, the Federal Government issued the Provisional Measure No. 579, regulated by Decree-law No. 7,805 of September 14, 2012, which deals with concessions of electricity’s generation, transmission and distribution, with reducing sectorial burden, with moderate tariffs, and other measures. Actions taken by the Federal Government also aim to benefit electric power consumers through the reduction of three tariff components: generating cost, transmission cost and sectoral burden. Such Provisional Measure was converted, on January 11, 2013, into Law No. 12,783/2013 and became regulated by Decree No. 7,891 of January 23, 2013.

Through the aforesaid Law, electricity concessions, addressed in articles 17, §5th, 19 and 22 of Law No. 9.074 of July 7, 1995, which were due to mature in 2015, were extended for another 30 years, according to the conditions set out in the Law and the respective amendments to Concession Agreements.

Therefore, Law No. 12,783/2013, when dealing with the extensions of electricity’s distribution, transmission and generation concessions, reached by the articles listed above, imposed new conditions of extension to the concessionaries, allowing the extension for a period of 30 years, with the anticipation of the maturity of these concessions and signature of Amendments to the respective Concession Agreements with the Grantor establishing the new conditions.

The extension presupposes the express acceptance of the criteria for remuneration, energy allocation and quality standards contained in the Law, considering the indemnification of the assets which have not yet been amortized or depreciated, based on the new replacement value – VNR.

The major milestones for implementing the requirements of the Provisional Measure No. 579/2012 (currently Law 12,783/2013), are presented below:

09/12/2012	Publication of Provisional Measure No. 579/2012.
09/17/2012	Edition of the Regulatory Decree No. 7,805/2012.
10/15/2012	Deadline for expressions of interest for the renewal of the concession agreements by the companies.
11/01/2012	Approval of the minutes of addenda for concession agreements generation and transmission.
11/01/2012	Publication of rates generation and of allowed revenues transmission.
11/29/2012	Edition of the Provisional Measure 591/2012, which alters the Provisional Measure No. 579/2012.
12/04/2012	Deadline for signing the generation and transmission concession contracts addenda.

12/11/2012	Approval of the Tarifa de Uso dos Sistemas de Transmissão (Usage Rate of Transmission Systems) – TUST – values.
12/19/2012	Provisional homologating resolution of energy quotas for the distributors.
01/01/2013	Beginning of the new revenue allowed from transmitters, TUST, and generating rates.
01/11/2013	Provisional Measure No. 579/2012 is turned into Law No. 12,783/2013.
01/20/2013	Final homologating resolution of energy quotas for the distributors.
02/05/2013	Extraordinary tariff review from distributors for rates perception by consumers.

On October 31, 2012, the Ministry of Mines and Energy – MME – published the Ordinance that defined:

(i) initial tariffs for hydropower plants established in section 1 of the Provisional Measure (Ordinance No. 578); and

(ii) annual allowed revenues from concessions of transmission integrant installations established in section 6 of the Provisional Measure (Ordinance No. 579).

Additionally, MME and the Treasury Department issued, on November 1, 2012, the Interministerial Ordinance No. 580, which established the compensation values of generation and transmission assets affected by the Provisional Measure, referenced to prices from June 2012 and October 2012, respectively, causing the compensation values of generation assets to be adjusted on November 29, 2012, through the Interministerial Ordinance No. 602.

The legislation provides that concessions of generation, transmission and distribution of electrical energy that are not renewed through the acceptance of the conditions presented by the Granting Authority, certified by the signature of the Amendment to existing concession contacts, under Law No. 12,783/2013, will be auctioned when they terminate on the current deadline (2015 – 2017), in the form of an auction or competition, for up to thirty years.

Impacts on business of generation directly affected by Law No. 12,783/2013

Receiving the compensation for not amortized generation assets by values defined in Ordinance No. 580 and No. 602 mentioned above. The amount of compensation will be adjusted by the Extended Consumer Price Index – I PCA (Article 3rd of Ordinance No. 580 aforesaid) until the date of its effective payment. The payment method requested by the Company’s subsidiaries, as provided by Article 4th of Ordinance No. 580 aforesaid, is described in Note 45.

In Article 2 of Decree No. 7,850, previously mentioned, until December 31, 2013, the generation concessionaire shall submit to ANEEL (Brazilian Electricity Regulatory Agency), in the form defined by that Agency, any additional information (post-Basic Project) needed for the calculation of the investments share linked to reversible assets performed up to December 31, 2012, not yet amortized or depreciated (modernizations and improvements). Subsequently, the values found will be subject to indemnification or tariff based recognition if the Granting Authority so authorizes. Regarding thermal generation, the indemnity values are yet to be disclosed by the regulatory body.

Amendment of the price for tariff regime, with periodic rate review in the same models as those already applied to the transmission activity hitherto. The tariff will be calculated based on the operation and maintenance costs, plus the rate of 10%. Additionally, in the future there may be included a share of assets not yet amortized or depreciated, as long as agreed by ANEEL.

New investments (modernizations and improvements) occurring after December 31, 2012, as long as formally approved, shall be addressed in future tariffs, considering that its remuneration criterion is yet to be defined.

Allocation of physical energy guarantee and of hydroelectric power plants potency quotas to public service concessionaires of electricity distribution from the National Interconnected System – SIN, to be set by ANEEL, which will be destined to the regulated market.

Reduction or elimination of the following regulatory charges: Global Reversion Reserve – RGR, Energy Development Account – CDE and Fuel Consumption Account – CCC.

Impacts on business of transmission directly affected by Law No. 12,783/2013

Receiving of indemnity of unamortized transmission assets acquired after May 31, 2000 (RBNI), by values defined in the Ordinance No. 580 previously mentioned. The amount of compensation will be adjusted by the Extended Consumer Price Index – IPCA (Article 3rd of Ordinance No. 580 aforesaid) until the date of its effective payment. The payment method requested by the Company’s subsidiaries, as provided by Article 4th of Ordinance No. 580 aforesaid, is described in Note 45.

Transmission concessionaires should send to ANEEL all information relating to assets acquired before May 31, 2000 (RBSE), not yet depreciated or amortized, needed for the calculation of complement indemnity within a period to be set by the grantor, as § 8th of article 15 of Law No. 12,783/2013, which, when agreed, will be paid in 30 years, updated in the form of regulation.

The tariff (new Allowed Annual Revenue – RAP) will be calculated to cover the costs of operation and maintenance, initially 10%.

Additionally, in the future there may be included a share of assets not yet amortized or depreciated, as long as agreed by ANEEL.

New investments (reinforcements and improvements) occurring after December 31, 2012, as long as formally approved, shall be addressed in future tariffs, considering that its remuneration criterion is yet to be defined.

Elimination of Global Reversion Reserve – RGR and Fuel Consumption Account – CCC and reduction of Energy Development Account – CDE to 25% of the current rate.

Impacts on business of distribution in general

•	Extraordinary Tariff Review of Parcel A, with impacts from February 1, 2013, to capture the cost reduction resulting from the generation and transmission extended concessions.

•	Reduction or elimination of regulatory charges (CDE, CCC and RGR).

•	Elimination of exchange variation impacts on the purchase of energy from Itaipu to consumers, considering that the National Treasury will assume that cost.

•

The components: power purchasing, regulatory fees and energy transport costs form Parcel A – non-manageable costs by the concessionaire, in the redefinition of the tariff that is made on every concession contract anniversary (annually). Therefore no alterations are expected in the margin of these concessionaires.

•

Possible energy purchasing cost impact due to the quotas allocation of physical energy guarantee and of hydroelectric power plants potency to the regulated market (captive-distributors), considering the need to purchase power on the open market to cover the demands of consumers hitherto.

According to article 27 of Law 12,783/13 amending article 3rd § 16 of Law No. 12.111/2009: “§ 16 – the amount of energy to be considered for service of the public system of electricity distribution in isolated systems will be limited to efficient levels of losses, according to ANEEL’s regulation”. To this end, the Public Hearing ANEEL No. AP-107/2012, which has the aim of obtaining grants and additional information for setting the budget of the Fuel Consumption Account – CCC, for the year of 2013, is with its contribution period, due to document exchange, not yet ended.

Uncertainties in the distribution business directly affected by Law No. 12,783/13

On October 15, 2012, distributors whose concessions will expire in 2015 had the right to express their interest in extending their concessions for an additional period of 30 years, which they did. Until the present moment, the criteria for extension of such contracts have not been regulated by the Public Authority and, therefore, the signing of the concession contract for the distributors that have expressed interest did not occur in October 15, 2012, which will only occur with the expiration of the current concession.

There are no guarantees that the Grantor will approve an extension in accordance with the new conditions, depending on several criteria, which will be reviewed by the Grantor. There is a forecast of not amortized asset indemnity at the end of the concession.

The Company had as deadline for reviewing and accepting the conditions of indemnity and rates, the date stipulated by the Public Authority for signing the addenda to the generation and transmission concession contracts, scheduled for December 4, 2012, being the contractual amendments signed on that date.

The extension presupposed the express acceptance of these conditions by the concessionaires:

I – remuneration for calculated rate by the National Electricity Regulatory Agency – ANEEL for each hydropower plant;

II – allocation of physical energy guarantee and hydroelectric power plant quotas to public service concessionaires of electricity distribution of the National Interconnected System – SIN, to be defined by ANEEL, according to regulation of the grantor; and

III – submission to the service standards of quality set by ANEEL.

Concessions for generation of thermoelectric energy with maturity by 2015 may be extended, at the discretion of the grantor, only once, for a period of up to twenty years, if they have not yet been extended.

Concessions for electricity transmission achieved by § 5 of art. 17 of Law No. 9.074 of 1995, may be extended, at the discretion of the grantor, only once, for a period of up to thirty years. The extension presupposed the express acceptance of the following conditions by the concessionaires:

I – fixed revenue according to criteria established by ANEEL; and

II – submission to the service standards of quality set by ANEEL.

Given its importance, this matter was referred to the deliberation of the 160th Extraordinary General Meeting held on December 3, 2012, which decided to approve the extension of the Concession Agreements Nos. 062/2001 – ANEEL and 004/2004 – ANEEL (Eletrobras Furnas); Nos. 058/2001 – ANEEL and 02/2012 – ANEEL (Eletrobras Eletronorte); Nos. 061/2001 – ANEEL and 006/2004 – ANEEL (Eletrobras Chesf); and No. 057/2001 – ANEEL (Eletrobras Eletrosul) under the Provisional Measure No. 579 of 09/11/2012, Decree No. 7,805 of 09/14/2012, Ordinance No. 578/MME of 10/31/2012, Ordinance MME No. 579 of 10/31/2012 and Interministerial Ordinance No. 580/MME/MF of 11/01/2012.

The effects from these changes in the Law 12,783/2013 are as follows:

Effects on income statement in 2012

Total

Generation	(7,337,859)

Profit (loss) with indemnifications of extended concessions	(1,802,402)
Adjustment to the New Value of Replacement of the Indemnifiable Assets	(2,825,060)
Onerous Contract	(1,591,200)
Installment of non recoverable assets - impairment	(1,119,198)
Transmission	(3,106,703)

Profit (loss) with indemnifications of extended concessions	(1,242,395)
Adjustment to the New Value of Replacement of the Indemnifiable Assets	(331,602)
Onerous Contract	(1,491,195)
Installment of non recoverable assets - impairment	(41,511)
Distribution	359,182

Adjustment to the New Value of Replacement of the Indemnifiable Assets	359,182

Total	(10,085,380)

Equity effects in 2012

	Balance on 12/31/2012 - before Law 12,783/2013					Effects on the 2012 statement of income by Law 12,783/2013	Monetary Restatement of Indemnification	Total of assets after the impacts of Law 12,783/2013
	Fixed Assets	Intangible	Financial Assets	Onerous Contracts	Provision/ Impairment
Generation	51,269,690	1,221,929	—	(1,691,928)	(1,682,718)	(7,337,859)	195,419	41,974,533
Transmission	—	160,288	29,433,205	—	(60,283)	(3,106,703)	150,785	26,577,291
Distribution	1,410,976	837,779	4,236,765	(131,200)	—	359,182	—	6,713,502

Total	52,680,666	2,219,996	33,669,970	(1,823,128)	(1,743,001)	(10,085,380)	346,204	75,265,326

	Total of assets (liabilities) after the impacts of Law 12,783/2013	Balance on 31/12/2012 - after the effects of Law 12,783/2013
		Fixed Assets	Intangible	Financial Asset	Indemnification Receivable	Onerous Contracts
Generation	41,974,533	36,398,730	1,221,929	1,483,540	6,153,462	(3,283,128)
Transmission	26,577,291	—	160,288	19,624,390	8,283,810	(1,491,196)
Distribution	6,713,502	1,410,976	837,779	4,595,947	—	(131,200)

Total	75,265,326	37,809,706	2,219,996	25,703,877	14,437,272	(4,905,524)

For presentation purposes, the administrative assets were allocated to the activities of generation and distribution.

Assets of extended concessions whose indemnity have not yet been approved by the Grantor

Generation
Modernizations and Improvements	1,483,540
Thermal Generation	1,684,047

Transmission
Modernizations and Improvements (RBNI)	841,814
Basic Network - Existent Services (RBSE)	7,490,046

Total	11,499,447

Tariffs of Concession of Generation of Electrical Power For 2013 – Ordinance MME 578/2012

Concessionary	Hydroeletric Power Plant	Installed capacity (MW)	Tariff (R$/kW.)
CHESF	Complexo Paulo Afonso	4,279.60	29.92
CHESF	Xingó	3,162.00	35.61
CHESF	Luiz Gonzaga (Itaparica)	1,479.60	42.67
Furnas	Marimbondo	1,440.00	39.22
Furnas	Furnas	1,216.00	40.60
Furnas	Estreito	1,048.00	41.58
Furnas	Corumbá I	375.30	57.59
Furnas	Porto Colômbia	319.20	60.94
CHESF	Boa Esperança	237.30	66.74
Furnas	Funil	216.00	66.59
Eletronorte	Coaracy Nunes	76.95	100.25
CHESF	Funil	30.00	103.71
CHESF	Pedra	20.01	82.65
CHESF	Araras	4.00	38.86

Annual revenue permitted of Transmission Concession of Electrical Energy For 2013 – Ordinance MME 579/2012

Concessionary	Concession Contract	Indemnification
CHESF	061/2001-ANEEL	517,607
Eletronorte	058/2001-ANEEL	276,252
Eletrosul	057/2001-ANEEL	406,109
Furnas	062/2001-ANEEL	629,803

		1,829,771

* Indemnification amounts of Generation Concession Contracts, Ordinance 580/MME/MF, altered by Ordinance MME/MF 602

Concessionary	Hydroeletric Power Plant	Potential (MW)	Indemnification	Beginning of the Operation
CHESF	Xingó	3,162.00	2,929,832	12/16/94
CHESF	Paulo Afonso IV	2,462.40	360,473	12/1/79
CHESF	Luiz Gonzaga (Itaparica)	1,479.60	1,730,602	6/13/88
Furnas	Marimbondo	1,440.00	64,368	10/25/75
CHESF	Apolônio Sales (Moxotó)	400.00	84,613	4/15/77
Furnas	Corumbá I	375.00	679,880	4/1/97
CHESF	Boa Esperança (Castelo Branco)	237.30	72,783	4/7/70
Eletronorte	Coaracy Nunes	67.98	35,492	12/30/75

	Total		5,958,043

* Indemnification amounts of Transmission Concession Contracts, Ordinance 580/MME/MF

Concessionary	Concession Contract	Indemnification
CHESF	061/2001-ANEEL	1,587,161
Eletronorte	058/2001-ANEEL	1,682,268
Eletrosul	057/2001-ANEEL	1,985,568
Furnas	062/2001-ANEEL	2,878,028

		8,133,025

* Refer to original amounts and do not include interest or monetary variation

NOTE 3 – SUMMARY OF MAIN ACCOUNTING POLICIES

The main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all reported years, unless otherwise stated.

3.1. Basis of preparation

The preparation of financial statements requires the usage of certain critical accounting estimates and also the Company’s Management judgment on the process to apply the accounting policies. Those areas which require a higher level of judgment and which are more complex, as well as areas in which assumptions and estimates are relevant for the consolidated financial statements, are disclosed in Note 4.

The financial statements were prepared based on the historical cost, except for certain financial instruments measured by their fair values, as described in the following accounting practices. Generally, the historical cost is based on the fair value of consideration paid in exchange of assets.

(a) consolidated financial statements

Consolidated financial statements have been prepared and are being presented in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

(b) changes in the accounting policies and disclosures

(b.1) New and revised rules adopted without significant effects on consolidated financial statements

Amendments to IFRS 7 – Disclosures – Transfer of financial assets

The amendments to IFRS 7 – Financial Instruments: An increase in evidence required increases the disclosure requirements for transactions involving financial assets. These changes aim to provide more transparency to risk exposures when a financial asset is transferred, but the transferor still retains some level of exposure in the asset. The amendments also require the disclosure of financial assets transfer when they are not equally distributed over the period.

This rule came into force on January 1, 2012 and had no impact on the Company’s individual and consolidated financial statements.

Amendment to IAS 12 – Deferred tax: underlying assets recovery

Amendments to IAS 12 – Income Taxes present an exception to the general principles of IAS 12 in the sense that the measurement of the deferred tax assets and liabilities should reflect the tax effects resulting from the way in which the entity expects to recover the carrying value of an asset. Specifically, according to the amendments, it is expected that investment property measured at the fair value model in accordance with IAS 40 – Investment Property are recovered through sale for purposes of measuring the deferred taxes, unless the premise is invalid under certain circumstances. This rule came into force on January 1, 2012 and had no individual impact on the financial statements of the Company and its subsidiaries.

(b.2) New and revised rules and interpretations already issued but not yet adopted

New regulations and reviews about consolidation, participation agreements, affiliated and disclosures

In May 2011, a package of five consolidation rules, participation agreements, and related disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised in 2011) and IAS 28 (revised in 2011).

IFRS 10 replaces parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation – Specific Purpose Entities will be removed with the application of IFRS 10. According to IFRS 10, there is only one base of consolidation, i.e., the control. Additionally, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement in the investee, and (c) ability to use its power over the investee to affect the value of the investor’s returns. Comprehensive guidance have been included in IFRS 10 to approach complex scenarios.

IFRS 11 replaces IAS 31 Participation in Joint Ventures. IFRS 11 deals with situations where a participation agreement with two or more parties that have joint control must be classified. SIC-13 Joint Ventures – Investor’s Non-Monetary Contributions will be removed with the application of IFRS 11. According to IFRS 11, participation agreements are classified as joint operations or joint ventures, according to the rights and obligations of the parties to the agreements. On the other hand, in accordance with IAS 31, there are three types of participation agreements: jointly controlled entities, jointly controlled assets and jointly controlled operations. Additionally, in accordance with IFRS 11, joint ventures should be accounted for under the equity method, while jointly controlled entities, in accordance with IAS 31, can be accounted for by the equity method or the proportionate method of accounting.

IFRS 12 is a rule of disclosure applicable to entities that have interests in subsidiaries, participation agreements, consolidated and/or unconsolidated structured entities. In general, the requirements for disclosure in accordance with FRS 12 are broader than current standards.

In June of 2012, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transition rules in applying the IFRSs for the first time.

These five rules, along with the respective changes related to the transition rules are applicable for annual periods beginning on or after January 1, 2013.

Management expects that the implementation of these five rules have a significant effect on the values reported in the financial statements. For example, the adoption of IFRS 10 may affect the accounting of investments in the companies listed in note 14.b, currently classified as Company’s colligated. Given the new definition of control and additional control guidelines set out in IFRS 10, due to the adoption of IFRS 10, some of these companies may be considered Company’s subsidiaries. If any of these companies is consolidated as a Company subsidiary, its net assets, as well as revenues and expenses, are presented separately in the consolidated balance sheet and in the consolidated statement of income or other comprehensive income, respectively, instead of being presented in a single account in the Company’s consolidated financial statements. Management will conduct a detailed review to determine the effects of adopting IFRS 10 on the date of its adoption.

The adoption of IFRS 11 will result in changes in the accounting of investments kept by the Group’s jointly controlled entities in accordance with IAS 31, listed in the explanatory note 3.2 and currently accounted for under the proportionate consolidation method. According to IFRS 11, these jointly controlled entities are classified as joint venture and recorded by the equity method, resulting in the recording of proportionate share of net assets, net income, and other comprehensive income of the Entity under a single account that will be presented in the consolidated balance sheet, as well as in the consolidated statement of income and comprehensive income as “investment in joint venture” and “participation in profits (losses) of joint venture”, respectively.

Based on preliminary assessment made by the Company and, if rules IFRS 10 and IFRS 11 had been adopted in the preparation of these consolidated financial statements, it is estimated that the total assets and liabilities would be R$ 141,320,515 and R$ 74,053,384, respectively, on December 31, 2012 (compared to the amounts of R$ 172,195,578 and R$ 104,914,985, respectively, presented in these consolidated financial statements), that the net operating income would be R$ 26,954,473 on December 31, 2012 (compared to the amount of R$ 34,064,477 presented in these consolidated financial statements), and that the net income and equity would not be affected.

Other new and revised rules and interpretations already issued and not yet adopted

Rule	Key requirements	Effective date

Amendment to IAS 1 – “Presentation of Financial Statements” regarding other comprehensive incomes

The main change resulting from these addenda was the requirement that entities must group the items reported in other comprehensive incomes based on the possibility of becoming or not potentially reclassifiable into profit or losses, subsequently (reclassification adjustments). The amendments do not establish which items must be reported in other comprehensive incomes.

Fiscal years beginning after July 1, 2012

IFRS 9 – “Financial Instruments”

IFRS 9 is the first rule issued as

part of a larger project to replace IAS 39. IFRS 9 maintains, but simplifies,

the combined measurement model and establishes two main

measurement categories for financial assets: amortized cost and fair value. The basis of

Fiscal years beginning after January 1, 2015

Rule	Key requirements	Effective date

classification depends on the entity’s business model and the characteristics of the financial asset’s contractual cash flows. IAS 39 guidance on impairment of financial assets and hedge accounting remains applicable.

IFRS 13 – “Fair Value Measurement”	The objective of IFRS 13 is to improve the consistency and reduce the complexity of fair value measurement, providing more accurate definition and a single source of fair value measurement and its reporting requirements under the IFRS. The requirements, which are highly in line between IFRS and US GAAP, do not increase the use of accounting at fair value, but provide guidance on how to apply it when its use is already required or allowed by other IFRS or US GAAP rules.	Fiscal years beginning after January 1, 2013

Amendment to IFRS 7 and IAS 32 – Compensation financial assets and liabilities and related disclosures

Amendments to IAS 32 clarify existing adoption issues concerning the demands of assets and liabilities compensation. Specifically, these amendments clarify the meaning of “now it has the legal right to compensate” and “simultaneous realization and settlement.”

The amendments to IFRS 7 requires entities to disclose information about the compensation rights and related agreements (such as requirements for guarantees) for financial instruments subject to compensation or similar contracts.

Fiscal years beginning after January 1, 2013 (IFRS 7 – disclosure items) and after January 1, 2014 (IAS 32)

Annual improvements to IFRSs cycle 2009 – 2011 (May 2012)	Amendments to IAS 16 Amendments to IAS 16 clarify that the replacement parts,	Fiscal years beginning after January 1, 2013

Rule	Key requirements	Effective date

spare equipment and service equipment shall be classified as if immobilized according to the definition of immobilized of IAS 16 or, otherwise, as stock.

Amendments to IAS 32

Amendments to IAS 32 clarify that the income tax relating to distributions to holders of equity instruments and the costs of equity transactions should be accounted for in accordance with IAS 12 – Income taxes.

The Company is assessing the impact of these Pronouncements and Orientations over its Financial Statements.

There are no other IFRS rules or IFRIC interpretations not effective yet that could adversely affect the Group.

3.2. Basis of consolidation and investments in subsidiaries

The following accounting policies apply to the preparation of consolidated financial statements.

(a) Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including specific purpose entities. Control is obtained when the Company has the power to control the financial and operational policies of an entity in order to receive benefits from its activities. The Financial Statements of jointly controlled subsidiaries are consolidated proportionally to their shareholding.

The profit of operations of subsidiaries acquired or sold during the year are included in the consolidated statements of operations and comprehensive income from the date of effective acquisition until the date of effective sale, as applicable.

Whenever necessary, the financial statements of investees are adjusted to adapt their accounting policies to those adopted by the Company. All transactions, balances, revenues and expenses between subsidiaries of the Company’s are fully eliminated in the consolidated financial statements.

The consolidated financial statements reflect the balances of assets and liabilities of December 31, 2012 and 2011, and of operations for the years ended on December 31, 2012 and 2011 of the parent company, its directly and indirectly controlled subsidiaries and jointly controlled subsidiaries. The financial statements prepared in a functional currency different from the one used by the parent company are converted to the presentation currency used in Brazil, for equity and consolidation purposes, and the exchange differences are accounted for as accumulated conversion adjustments.

The parent company and the subsidiaries are substantially located in Brazil.

The Company adopts the following main consolidation practices:

a) Elimination of investments of the investing company in investees, in consideration of its interest in their respective stockholders’ equity;

b) Elimination of intercompany accounts receivable and payable;

c) Elimination of intercompany revenues and expenses;

d) Highlighting other non-controlling interest in the Stockholders’ Equity and in the Income Statement of consolidated investees.

The Company uses full and proportional consolidation criteria, as described in the table below. Interest is stated on total capital of the subsidiary:

	12/31/2012		12/31/2011
Subsidiaries	Interest		Interest
(Full consolidation)	Direct	Indirect	Direct	Indirect

Amazonas Energia	100%	—	100%	—
Ceal	100%	—	100%	—
Cepisa	100%	—	100%	—
Ceron	100%	—	100%	—
CGTEE	100%	—	100%	—
Chesf	100%	—	100%	—
Eletroacre	94%	—	93%	—
Eletronorte	99%	—	99%	—
Eletronuclear	100%	—	100%	—
Eletropar	84%	—	84%	—
Eletrosul	100%	—	100%	—
Furnas	100%	—	100%	—
RS Energia	—	100%	—	100%
Porto Velho Transmissora	—	100%	—	100%
Boa Vista Energia	100%	—	—	100%
Estação Transmissora	—	100%	—	100%
Artemis	—	100%	—	100%
Rio Branco Transmissora	—	100%	—	100%
Cerro Chato I	—	90%	—	90%
Cerro Chato II	—	90%	—	90%
Cerro Chato III	—	90%	—	90%
Sul Brasileira	—	80%	—	80%
Uirapuru	—	75%	—	75%

Jointly-controlled entities
(Proportional consolidation)
Itaipu	50%	—	50%	—
Inambari	29%	20%	29%	20%
Norte Energia	15%	35%	15%	35%
CHC	50%	—	50%	—
Amazônia Eletronorte	—	49%	—	49%
Baguari	—	31%	—	31%

Brasnorte	—	50%	—	50%
Bransventos Eolo Geradora de Energia	—	25%	—	25%
Brasventos Miassaba 3	—	25%	—	25%
Caldas Novas Transmissão	—	50%	—	50%
Centro Oeste de Minas	—	49%	—	49%
Chapecoense	—	40%	—	40%
Cia de Transm. Centroeste de Minas	—	49%	—	49%
Construtora Integração	—	49%	—	49%
Costa Oeste	—	49%	—	49%
Cerro dos Trindades	—	49%	—	49%
Chui	—	49%	—	49%
Chui I	—	49%	—	49%
Chui II	—	49%	—	49%
Chui IV	—	49%	—	49%
Chui V	—	49%	—	49%
Enerpeixe	—	40%	—	40%
Cerro Chato IV	—	49%	—	49%
Cerro Chato V	—	49%	—	49%
Cerro Chato VI	—	49%	—	49%
Ibirapuitã	—	49%	—	49%
Integração Transmissora	—	49%	—	49%
Interligação Elétrica Garanhuns	—	49%	—	49%
Energia Sustentável do Brasil	—	40%	—	40%
Interligação Elétrica do Madeira	—	49%	—	49%
Empresa de Transm. do Alto Uruguai	—	27%	—	27%
Goiás Transmissão	—	49%	—	49%
Linha Verde Transmissora	—	49%	—	49%
Livramento Holding	—	49%	—	49%
Madeira Energia	—	39%	—	39%
Manaus Construtora	—	20%	—	20%
Manaus Transmissora	—	50%	—	50%
Marumbi	—	20%		20%
MGE Transmissão	—	49%	—	49%
Minuano I	—	49%	—	49%
Minuano II	—	49%	—	49%
Norte Brasil Transmissora	—	49%	—	49%
Pedra Branca	—	49%	—	49%
Rei dos Ventos 3 Geradora	—	25%	—	25%
Retiro Baixo	—	49%	—	49%
São Pedro do Lago	—	49%	—	49%
Serra do Facão	—	50%	—	50%
Santa Vitória do Palmar Holding	—	49%	—	49%
Sete Gameleiras	—	49%	—	49%
Sistema de Transmissão Nordeste	—	49%	—	49%
Teles Pires	—	49%	—	49%
Transleste de Transmissão	—	24%	—	24%
Transmissão Delmiro Gouveia	—	49%	—	49%
Transenergia Goiás	—	49%	—	49%
Transenergia Renovável	—	49%	—	49%
Transenergia São Paulo	—	49%	—	49%
Transirapé de Transmissão	—	25%	—	25%

Transudeste	—	25%	—	25%
Verace I	—	49%	—	49%
Verace II	—	49%	—	49%
Verace III	—	49%	—	49%
Verace IV	—	49%	—	49%
Verace V	—	49%	—	49%
Verace VI	—	49%	—	49%
Verace VII	—	49%	—	49%
Verace VIII	—	49%	—	49%
Verace IX	—	49%	—	49%
Verace X	—	49%	—	49%

The consolidated financial statements include balances and transactions from exclusive funds of which the only stockholders are the Company and its subsidiaries, comprised by public and private securities and debentures of companies rated as low risk and high bond liquidity.

The exclusive funds, whose financial statements are regularly reviewed/audited, are subject to liabilities restricted to the payment for asset management services, attributed to the operation of investments, and there are no relevant financial obligations.

(b) Investments in associates

Associates are those entities over which the Company has significant influence but not control, usually through an interest of 20% to 50% of voting rights. Jointly-controlled entities are all those entities over which the Company has shared control with one or more parties. Significant influence is the power to participate in decisions on financial and operational policies of the investee, without exercising individual or joint control over these policies.

Investments in associates and jointly-controlled entities are stated by the equity method and are, initially, recognized by their fair value. Investment in associates and jointly-controlled entities includes goodwill identified on the acquisition, net of any accumulated impairment losses.

Investments in associates are proportionally adjusted to the Company’s share in profits or losses and other comprehensive income of the associate. When the Company’s share in the losses of an associate exceeds its interest in that associate (including any long-term interest that, essentially, is included in the associate’s net investment), the Company no longer recognizes its share in additional losses. Additional losses are recognized solely if the Company has incurred legal or constructive obligations or has made payments on behalf of the associate.

(c) Interest in joint ventures

A joint venture is a contractual agreement through which the Company and other parties exercise an economic activity subject to joint control; a situation in which the decisions on financial and operational strategic policies related to the activities of the joint venture requires the approval of all parties sharing control.

Whenever a subsidiary of the Company directly performs its activities through a joint venture, the interest of the Company on jointly controlled assets and any liabilities jointly incurred with the other controlling stockholders is accounted for in the Financial Statements of the respective subsidiary and classified according to its nature. Incurred liabilities and expenditures directly related to interest in jointly controlled assets are accounted for on an accrual basis. Any gains from the sale or usage of the interest of the Company in yields from jointly controlled assets and its participation in any expenses incurred by the joint venture are recognized when it is probable that the economic benefits associated to the transactions will be transferred to/from the Company and its value can be reliably measured.

The Company discloses its interest in jointly-controlled entities in its consolidated financial information, using the method of proportional consolidation. Company’s share in the assets, liabilities and income of jointly-controlled entities are combined with corresponding items in the consolidated financial information of the Company, line by line.

3.3 Group’s companies with different functional currency

a) Proportional consolidation procedures of jointly-controlled entity Itaipu Binacional

The Financial Statements of the jointly-controlled entity Itaipu Binacional are originally prepared in U.S. dollars (functional currency). Assets and liabilities were converted into reais at the exchange rate on December 31, 2012 – US$1.00 – R$2.0435, published by the Brazilian Central Bank (December 31, 2011 – US$1.00 – R$1.8758), and income statements accounts at the monthly average exchange rate.

The income/loss to offset from Itaipu Binacional is stated as financial asset.

Return on capital (dividends as established by the Bilateral Treaty Brazil – Paraguay) paid by Itaipu Binacional is accounted for as a revenue in the parent company and is eliminated in the consolidation; and

All results generated by Itaipu Binacional in the consolidated statements, proportional to the shareholding interest of the Company (50%) is eliminated in the consolidation as corresponding entry of Result to Offset from Itaipu Binacional.

b) Foreign currency translation

(b.1) Functional and reporting currency

The items included in the financial statements of each company of the Group are measured using the currency of main economic environment in which the company operates (“the functional currency”).

The functional currency of the jointly-controlled entity Itaipu Binacional between Brazil and Paraguay is the U.S. dollar.

The functional currency of the Special Purpose Entity, which operates in the international economic environment, is generally the currency of the country where the mentioned SPE operates.

The statements of income and cash flows of investees that operate with a functional currency different from the parent company are converted into reais by the monthly average exchange rate. Assets and liabilities are converted by the final rate, and other items of stockholders’ equity are converted by the historical rate.

Exchange variations on investments with a functional currency different from the parent company are recorded in the stockholders’ equity as accumulated adjustment of conversion, being transferred to the income for the year when investments are made.

The Consolidated Financial Statements are presented in reais (R$), which is the parent company’s functional and reporting currency.

(b.2) Transactions and balances

When preparing the financial statements of each company, the transactions in foreign currency, i.e., any currency different from the functional currency of each company, are accounted for in accordance with the exchange rates in force on the date of each transaction. At the end of each fiscal year, monetary items in foreign currency are reconverted by the exchange rates in force at the year-end. Non-monetary items measured at historical cost in a foreign currency must be translated, using the exchange rate in force on the date of the transaction.

The exchange gains and losses on monetary items are accounted for in the income statement of the year in which they incur, except for exchange rate changes arising from loans and financing in foreign currency related to assets in construction for future productive use, which are included in the cost of these assets whenever considered to be adjustments to interest costs of the referred loans.

For reporting purposes, in the consolidated financial statements, assets and liabilities of the Company’s overseas operations are translated into reais, using the exchange rates in force at the year-end. The income statement accounts are converted at the average exchange rate for the year, unless the exchange rates have floated significantly during the year; in this case the exchange rates on the date of transaction are used. Exchange rate changes resulting from these conversions, if any, are classified as comprehensive income and accumulated in the stockholders’ equity, being assigned to non-controlling interest as appropriate.

3.4. Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, other highly liquid short-term investments with original maturities of up to three months and with insignificant risk of change in value.

3.5. Clients and allowance for doubtful accounts

The accounts receivable from clients (consumers and resellers) are comprised of credits arising from electricity provision and supply, including those related to traded energy in the scope of the Electricity Trading Chamber – CCEE, and are initially recognized at fair value and, subsequently, measured at amortized cost less the allowance for doubtful accounts.

The accounts receivable are normally settled within a period of 45 days, which is a reason why the carrying amounts substantially represent the fair values on the fiscal year closing dates.

The balance includes the power supply not yet invoiced, arising substantially from distribution activities measured by estimates, based on historical MW/h consumption.

If the receipt term corresponds to one year or less, accounts receivable are classified as current assets. Otherwise, they are stated as non-current assets (Note 8).

3.6. Fuel Consumption Account – CCC

Under Law No. 8.631, from March 4, 1993, the Company manages the amounts related to tax payments made by the electricity public utility concessionaires, for credit in the Fuel Consumption Account – CCC, corresponding to annual quotas allocated to expenditures with fuel for electricity generation. The amounts registered as current assets and compensation for current liability, correspond to the availability of resources, maintained in a linked bank account, and to the quotas not paid by the concessionaires. The amounts registered as current assets are updated by the profitability of the investment and they represent restricted cash, not available to be used for other purposes.

The operations with CCC do not affect the Company’s income for the year.

3.7. Guarantees and Restricted Deposits

The recorded amounts are allocated to legal and/or contractual compliance. They are measured by the acquisition cost plus interest and monetary restatement based on legal provisions and adjusted for impairment where applicable. These assets are considered loans and receivables, and their redemption is conditional upon the conclusion of legal proceedings to which these deposits are connected.

3.8. Warehouse (storeroom)

Warehouse materials, classified in current assets, are registered at average acquisition cost, which does not exceed their replacement costs or net realization value. The inventories costs are determined by the average cost method. The net realization value represents the estimated selling price for inventories less all estimated costs for the conclusion and necessary costs to make the sale.

3.9. Nuclear fuel inventory

It is composed of uranium concentrate in the inventory. The related services and other elements of nuclear fuel used in the thermonuclear power plants Angra I and Angra II are recorded based on their acquisition costs.

In its initial phase of formation, uranium ore and services necessary to its manufacturing are acquired and accounted for as non-current assets – long-term assets, stated under the Nuclear Fuel Inventory rubric. After concluding the manufacturing process, the portion related to the consumption forecast for the next 12 months is classified in current assets.

The consumption of nuclear fuel elements is allocated to the income in proportional manner, considering electricity effectively generated per month in relation to the total electricity forecasted to each fuel element. The Company performs periodic inventory counting and evaluations of nuclear fuel elements that passed through the electricity generation process and are stored in the used fuel warehouse.

3.10. Fixed Assets

The Company has evaluated that part of its generation assets, including nuclear generation and certain assets of corporate use that do not qualify as being within the scope of IFRIC 12 – Service Concession Arrangements (Note 3.13). Until December 31, 2011, these assets were demonstrated at value cost, deducted from depreciation and by the loss on reduction in accumulated recoverable amount. As of December 31, 2012, supported by its concession agreements and the rules applied for indemnity asset established by Law 12,783/2013 (see note 2.1), the Company considered the reversion of residual net assets to the Granting Authority at the end of the public service of electricity generation concession. Thus, for non extended assets, it started to adopt the premise that they will be indemnified by the New Replacement Value (VNR) depreciated, calculated based on the methodology, the parameters and basic criteria used by the Energy Research Company – EPE in the calculation of indemnification from the concessionaires directly affected by the Provisional Measure 591/2012 and subsequent Law 12,783/2013, keeping the lower value between the net book value and the estimated NRV. Borrowing costs are recorded, in the case of qualifying assets, capitalized in accordance to the Company’s accounting policy. These fixed assets are classified in adequate categories of fixed assets when they are concluded and ready for their intended use. Depreciation of these assets starts when they are ready for the intended use in the same basis as other fixed assets.

Depreciation is calculated based on the estimated useful life of each asset, by the linear method, so that the cost value less its residual value, after its useful life, is fully written off (except for land and constructions in progress). The Company considers that the estimated useful life of each asset is similar to the depreciation rates established by ANEEL, which are deemed as acceptable by the market as they appropriately express assets’ useful life. Additionally, in connection with the Company’s understanding of the current regulatory framework for concessions, including those mentioned above MP and Law, it has been considered the indemnification at the end of the concession based on the lower value between the VNR or net book value, this factor being considered in measurement of fixed assets (see details in Note 16).

Assets held through financial leasing are depreciated by the expected useful life, as assets owned by the Company, or for a shorter period, where applicable, under the terms of the respective leasing contract.

A fixed asset item is written off after sale or when there are no future economic benefits resulting from continuous use of the asset. Any gains and losses in sales or write-off of fixed asset items are determined by the difference between the amounts received from the sale and the carrying amount and are recognized in the income statement of the year.

3.10.1. Borrowing costs

The acquisition cost of fixed assets in progress is monthly added by interest and, if applicable, the exchange variation incurred on loans and financing considering the following criteria for capitalization:

a)	The capitalization period occurs when the qualifying asset is under construction, and interest capitalization is ceased when the item is available for use;

b)	Interest is capitalized based on the weighted average rate of the loans and financing outstanding on the capitalization date or rates of specific loans, or for those assets in which there have been obtained specific loans, the rates of these specific loans;

c)	Interest monthly capitalized does not exceed the amount of interest expenses incurred in the capitalization period;

d)	Capitalized interests are depreciated under the same criteria and estimated useful life established for the item to which they have been incorporated.

Gains on investments arising from temporary application of resources from specific loans and financing, not yet spent with the qualifying asset, are deducted from borrowing costs and financing eligible for capitalization, whenever the effect is material.

All other borrowing costs and financing are recognized in the income statement of the year they are incurred.

3.11. Concession contracts

The Company has concession contracts in the segments of generation, transmission and distribution of electricity, signed with the granting power (Brazilian Federal Government), for periods ranging from 20 years to 35 years, being all contracts, by segment, very similar in terms of rights and obligations of the concessionaire and of the grantor. The terms of the main concessions are described in note 2, and the alterations and effects arising from Law 12,783/2013 are demonstrated in note 2.1.

I – Tariff System

a)	The electricity distribution tariff system is controlled by the National Electricity Regulatory Agency – ANEEL, and such tariffs are annually adjusted, and reviewed at the end of each four year period, aimed at maintaining the economical-financial balance of the concessionaire, considering conservative investments made and the cost and expense structure of the reference company. The services are charged directly to the users, based on the volume of the consumed electricity and the authorized tariff.

b)	The electricity transmission tariff system is regulated by ANEEL and there are periodic tariff reviews, being established an Allowed Annual Revenue – RAP, annually updated by the inflation rate and subject to periodic reviews to cover new investments and occasional issues of economic-financial balance of the concession contracts. It is emphasized that this charging system will be changed from the renewal of concessions directly affected by Law 12,783/2013 (see note 2.1).

c)

The electricity generation tariff system was, in general, based on a regulated tariff until 2004, and after this date, in connection with the changes in regulations for this sector, it changed from a tariff basis to a price system. The electricity generation companies are free to participate in electricity auctions for the regulated market, with, in this case, a base price, and the final price is established in a competition between the participants in the auction. Additionally, electricity generation companies may sign bilateral sale agreements with consumers qualifying in the free consumers category (definition based in demanded power in MW). It is emphasized that this charging system will be changed from the renewal of concessions directly affected by Law 12,783/2013 (see note 2.1).

II – Transmission and Distribution Concessions

Concession contracts regulate the exploration of electricity distribution and transmission public utilities by the Company, where:

1) Electricity distribution

a) The contract establishes which services the operator shall render and to whom (consumer class) the services shall be rendered;

b) The contract establishes performance standards for public utilities, related to maintaining and improving service quality to the consumers, and the concessionaire is required, at the end of the concession, to return the infrastructure in the same condition it received it when signing these contracts. To comply with this obligation, constant investments are made during the term of the concession. Thus, assets linked to the concession might be replaced, sometimes, until the end of the concession;

c) At the end of the concession, assets linked to infrastructure must revert to the grantor through the payment of an indemnity determined by the depreciated new replacement value (VNR).

2) Electricity transmission

a) The price (tariff) is regulated and denominated Allowed Annual Revenue (RAP). The electricity transmission company cannot negotiate prices with users. For some contracts, RAP is fixed and monetarily updated by price indexes once a year. For the remaining contracts, RAP is monetarily updated by a price index once a year, and is reviewed every five years. Generally, RAP for any electricity transmission company is subject to annual review due to increasing assets and operational expenses arising from modifications, improvements and enlargement of facilities. Tariffs level(RAP) will be changed from the renewal of concessions directly affected by Law 12,783/2013 (see note 2.1).

b) Assets are reversible at the end of the concession, entitled to indemnification (cash) from the grantor on investments not yet amortized, determined by the new replacement value – VNR.

II.1 Adoption of IFRIC 12 – Service Concession Arrangements, applicable to public-private concession contracts in which the public entity:

a) Controls or regulates the type of services that may be rendered, with resources to the underlying infrastructure;

b) Controls or regulates the price for the services rendered;

c) Controls/holds significant interest in the infrastructure at the end of the concession.

A public-private concession presents, typically, the following characteristics:

a) An infrastructure underlying to the concession, which is used to render services;

b) An agreement/contract between grantor and operator;

c) The operator renders a set of services during the concession;

d) The operator receives compensation throughout the term of the concession agreement, either directly from the grantor, or from users of the infrastructure, or from both;

e) Infrastructures are transferred to the grantor at the end of the concession, usually free of charge or also by payment.

According to IFRIC 12, concession infrastructures qualifying under the rule are not recognized by the concessionaire as fixed assets, once the operator is deemed not to be in control of such assets, being then recognized according to one of the following accounting models, depending on the type of compensation commitment assumed by the grantor within the scope of the contract:

1)	Financial asset model

This model is applicable when the concessionaire has an unconditional right to receive certain monetary amounts regardless of the level of usage of the infrastructures under the concession and it results in registering a financial asset, which was classified as loans and receivables (generation or transmission) or available to sell (distribution).

2)	Intangible asset model

This model is applicable when the concessionaire, within the scope of the concession, is compensated based on the degree of infrastructures usage (credit risk and demand) related to the concession, and it results in registering an intangible asset.

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

Based on the characteristics established in the electricity distribution concession contracts of the Company and its subsidiaries and in the requirements of the rule, the following assets are recognized on the electricity distribution business:

a)	Estimated share of the non amortized or depreciated investments made until the end of the concession classified as a financial asset for being an unconditional right to receive cash or other financial asset directly from the grantor; and

b)	Remaining portion of the financial asset (residual value) shall be classified as an intangible asset due to its recovery being subject to the use of the public service, in this case, electricity consumption by consumers.

The infrastructure received or built for the distribution activity is recovered through two cash flows, as follows:

a)	Partly through electricity consumption by consumers (monthly invoicing based on the measure of electricity and power consumed/sold) during the term of concession; and

b)	Partly as an indemnification of the reversible assets at the end of the concession, to be received directly from the grantor or from whom it delegates this task to.

This indemnification shall be based on the proportion of investments made in reversible assets, not yet amortized or depreciated, that have been made aiming at assuring the continuity and updating of the services.

The electricity distribution concessions of the Company and its subsidiaries are not costly. Therefore, there are no fixed financial obligations nor payments to be made to the granting authority.

For the electricity transmission activity, the Allowed Annual Revenue – RAP is received from companies that use its infrastructure through the tariff for transmission system use (TUST). This tariff results from dividing some specific values amongst transmission users; (i) the RAP of all transmission companies; (II) services rendered by the National Electric System Operator – ONS; and (III) regulatory charges.

The granting authority has delegated to generation companies, distribution companies, free consumers, export and import companies the monthly payment of RAP, which can be granted by the transmission of the regulatory framework, constituting an unconditional contractual right to receive cash or other financial asset, thus the credit risk is low.

Considering that the Company is not exposed to credit risks and the demand and revenue is earned based on the availability of transmission lines, the whole infrastructure was registered as financial assets.

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

III. Generation Concessions

a)	Hydraulic and thermal generation – the concessions, not directly affected by Law 12,783/2013 (see note 2.1), are not in the scope of IFRIC 12, in view of price characteristics instead of regulated tariff. The only exception refers to generation at Amazonas Energia, which is destined exclusively to the distribution operation and which has a specific tariff mechanism. As from January 1, 2013, the concessions directly affected by Law 12,783/2013, hitherto outside the scope of IFRIC 12, become part of the scope of such regulations, considering the change in the price system, becoming a regulated tariff for these concessions, along the already applied models to distribution concessions hitherto.

b)	Nuclear generation – It has a defined tariff system. However, it differs from other generation contracts for being a permission instead of a concession, without an established term for the end of the permission as well as the characteristics of significant control of the assets by the grantor at the end of the permission period.

c)	Itaipu Binacional – the infrastructure was classified as being in the scope of IFRIC 12, due to the following specific facts.

IV. Itaipu Binacional

a) Itaipu Binacional is ruled by a Bilateral Treaty signed in 1973 in which were established the tariff conditions, considering the basis of tariff formation as being determined exclusively to cover expenses and the debt service of this Company;

b) Tariff basis and trading terms are in force until 2023, which corresponds to a significant part of the useful life of the power plant.

The infrastructure has been classified as a financial asset taking into consideration the following aspects:

c) The financial flow was established mainly to enable payment of the debt service, with final maturity in 2023;

d) The trading of electricity from Itaipu was subrogated to the Company, however it was arising from previously signed contracts with distribution companies, under previously defined payment conditions.

e) Under Law 10,438, of April 26, 2002, the commitments of acquisition and transfer to distribution concessionaires of electricity services from Itaipu Binacional signed so far by Furnas and Eletrosul, subsidiaries of Eletrobras, with electricity distribution concessionaires were transferred to the Company. Debt arising from trading electricity from Itaipu Binacional was renegotiated with the Company, originating financing contracts. These contracts were initially accounted for at fair value, and, subsequently, measured at amortized cost using the effective interest method.

f) The terms of the treaty guarantee the reimbursement of the Company even in events of lack of generating capacity or operational problems with the power plant.

V. Financial asset – Public Utility Concessions

The Company recognizes a receivable credit from the grantor (or from whom the grantor has granted it to) when it has an unconditional right to receive cash in the end of the concession as an indemnification for investments made by electricity distribution, transmission and generation companies and not recovered through services related to the concession. These financial assets are accounted for at fair value of the rights and are calculated based on the estimated part of investments made and not amortized or depreciated until the end of the concession. Assets related to electricity distribution are compensated based on the WACC regulatory remuneration, being this factor included in the tariff basis and assets related to electricity transmission are compensated based on the internal rate of return of the enterprise. In the case of generation, only the assets related to concessions directly affected by Law 12,783/2013 (see note 2.1) and formed from the abovementioned law, are considered financial assets to be paid in the same manner from transmitters, provided that the acquisition of such assets is approved by MME and ANEEL.

These accounts receivable are classified as current and non-current considering the receiving expectation of these amounts, based on the termination date of the concessions.

3.12. Intangible Assets

The Company recognizes as an intangible asset the right to charge users for providing electricity distribution services (for the generation, the infrastructure of Amazonas Energia, which has exclusive relation with distribution activity of this same company, is also classified as an intangible asset). The intangible asset is determined as the residual value of the construction revenue earned for the construction or acquisition of infrastructure made by the Company and the amount of the financial asset related to the unconditional right to receive cash at the end of the concession as an indemnification.

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

The amortization of the intangible asset starts when it is available for use, in its location and under the conditions necessary to be capable of operating in the expected manner by the Company. The amortization ceases when the asset has been fully consumed or written off, no longer comprising the calculation basis of the tariff for rendering the services of the concession, whichever occurs first.

The Company performs annually the recoverability test on their assets, using the method of present value of future cash flows generated by the assets (see Note 19).

Intangible assets are basically comprised of usage rights of the concession, but also include goodwill on the acquisition of investments and specific expenditures associated to the acquisition of rights, plus the respective implementation costs, where applicable.

Intangible assets with defined useful life acquired separately are registered at cost less accumulated amortization and impairment losses. The amortization is accounted for by the linear method based on the estimated life cycle of the assets. The estimated useful life and the amortization method are reviewed at the end of each fiscal year and the effects of any changes are timely accounted for.

Intangible assets with indefinite useful life, acquired separately are registered at cost, deducted from accumulated impairment losses.

3.12.1. Costly Concessions (Use of Public Asset – UBP)

The company and some subsidiaries have costly concession contracts with the Union for usage of public property for electricity generation in certain power plants.

The amounts identified in the contracts are presented at future prices and, therefore, the Company and these subsidiaries have adjusted these contracts to present value based on the discount rate calculated for the maturity date.

The liability updating due to the discount rate and monetary restatement is being capitalized in the assets during the construction of the power plants and will be, from the date of startup, recognized directly in the income statement.

These assets are recorded in intangible assets as a corresponding entry of non-current liability.

3.12.2 Expenditures with Studies and Projects

The amounts spent on studies and projects, including feasibility and hydroelectric utilization and transmission lines inventories, are recognized as operating expenses when incurred, until the economic feasibility of their exploration or the bestowal of concession or authorization are effectively proved. From the concession and/or authorization of the exploration of the electricity public utility, or the confirmation of the project’s economic feasibility, the expenses incurred are capitalized as project development costs. Currently, the Company does not have capitalized amounts referring to expenses with studies and projects.

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

If the calculated recoverable amount of an asset (or cash generating unit) is lower than its carrying amount, the book equity value of the asset (or cash generating unit) is reduced to its recoverable amount. The loss corresponding to the reduction of the recoverable amount is immediately recognized in the income statement.

When the impairment loss is subsequently reversed, there is an increase in the carrying amount of the asset (or cash generating unit) to the reviewed estimate of its recoverable amount, given that it does not exceed the carrying amount that would have been determined if no impairment loss was accounted for the asset (or cash generating unit) in previous fiscal years. The reversal of the impairment loss is immediately recognized in the income statement.

Due to historical operational losses on distribution companies of Eletrobras, the Company annually performs the recoverability test using the method of the present value of future cash flows generated by the assets, resulting in an amount lower than the amount recorded in distribution companies (see explanatory note 18). Additionally, considering that the company’s equity value is higher than the market value, the impairment test is also annually conducted for other business units through the discounted cash flow, and this assessment is made individually for each concession contract.

3.14. Goodwill

Goodwill resulting from a business combination is presented at cost on the date of the business combination, net of the accumulated impairment loss, if applicable.

For impairment test purposes, goodwill is allocated to each of the cash generating units of the Company (or groups of cash generating units) that will benefit from the synergies arising from the combination.

Considering that the investing operations of the Company are linked to operations under concession contracts, goodwill arising from the acquisition of such entities represents the concession right with defined life cycle, being recognized as an intangible asset of the concession, and the amortization is calculated according to the concession term.

3.15. Business combinations

In consolidated financial statements, business acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by the sum of the fair values of the assets transferred by the Company, the liabilities assumed by the Company on the date of acquisition with the former owners of the acquiree and the equity issued by the Company in exchange for control of the acquiree. The acquisition related costs are generally recognized in the income statement, when incurred.

On the acquisition date, the identifiable acquired assets and assumed liabilities are recognized at fair value at the acquisition date, except for:

•

assets or deferred tax liabilities and assets and liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 – Income Taxes and IAS 19 – Employee Benefits, respectively;

•

liabilities or equity instruments related to the acquiree’s share-based payment agreements or Group share-based payment arrangements concluded in place to the acquiree’s share-based payment agreements are measured in accordance with IFRS 2 –Share-Based Payment at the acquisition date; and

•	assets (or disposal groups) classified as kept for sale according to IFRS 5 – Non-Current Assets Kept for Sale and Discontinued Operations are measured by this Rule.

Goodwill is measured as the excess of the sum of the consideration transferred, the value of the noncontrolling interest in the acquiree and the fair value of the acquirer’s previously owned interest in the acquiree (if any) over the net values of the acquisition date of the identifiable acquired assets and assumed liabilities. If, after evaluation, the net value of identifiable acquired assets and assumed liabilities at the acquisition date are greater than the sum of the consideration transferred, the value of the noncontrolling interest in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is immediately recognized in the income statement as a gain.

Non-controlling interests that match current interests and grant their holders the right to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured at fair value or based on the proportionate share from non-controlling interests in the recognized amounts of the acquiree’s identifiable net assets. The measurement method selection is made transaction by transaction. Other kinds of non-controlling interests are measured at fair value or, when applicable, as described in other IFRSs.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at fair value at the acquisition date and included in the consideration transferred in a business combination. Changes in the fair value of contingent consideration classified as measurement period adjustments are retroactively adjusted with corresponding adjustments to goodwill. The measurement period adjustments represent adjustments resulting from additional information obtained during the “measurement period” (which may not exceed one year from the date of acquisition) relating to existing facts and circumstances at the date of acquisition.

The subsequent accounting from changes in fair value of contingent consideration not classified as measurement period adjustments depends on the classification of the contingent. The contingent consideration classified as equity is not remeasured at the subsequent financial statements dates and its corresponding settlement is accounted for in equity. The contingent consideration classified as asset or liability is remeasured at subsequent dates of the financial statements in accordance with IAS 39, or IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, as applicable, with the corresponding gain or loss recognized in the income statement.

When a business combination is achieved in stages, the previous interest held by the Company in the acquiree is remeasured at fair value at the acquisition date (i.e. the date on which the Company acquires control) and the corresponding gain or loss, if any, is recognized in the income statement. Values of acquired shares before the acquisition date which have previously been recognized in “Other comprehensive income” are reclassified in the income statement, to the extent in which such treatment is appropriate in case such participation is alienated.

If the initial accounting for a business combination is incomplete at the end of the period in which the combination occurred, the Company records the provisional figures of the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets and liabilities are recognized to reflect new information relating to existing facts and circumstances at the acquisition date which, if known, would have affected the amounts recognized at that date.

Business combinations that occurred before December 31, 2008 were accounted for in accordance with the CVM instruction 247/1996. Goodwill and discounts ascertained on acquisition of non-controlling interests after January 1, 2009, date of the initial IFRS usage, are fully allocated to the concession contract and recognized in intangible assets.

3.16. Taxation

Expenses for income tax and social contribution represent the sum of current and deferred taxes and the option of calculating taxes on the Company’s income is made through the taxable income method.

3.16.1. Current taxes

Provision for income tax (IRPJ) and social contribution (CSLL) is based on the taxable income of the year. Taxable income differs from the net income presented in the income statement, since it excludes taxable or deductible revenues or expenses in other years, in addition to excluding nontaxable or non-deductible items permanently. Provision for income tax and social contribution is individually calculated to each subsidiary of the Company based on the rates in force at the end of the fiscal year.

3.16.2. Deferred taxes

Deferred income tax and social contribution are recognized based on temporary differences at the end of each reporting period between the balances of assets and the liabilities recognized in the financial statements and the corresponding tax basis used in the calculation of the taxable income, including the balance of tax losses, where applicable. Deferred tax liabilities are generally recognized on all taxable temporary differences and deferred tax assets are recognized on all deductible temporary differences, only when it is likely that the company will present future taxable income in a sufficient amount to use such deductible temporary differences.

The recovery of deferred tax assets is reviewed at the end of each reporting period and, when it is no longer likely that future taxable income will be available to allow the recovery of the full asset, or part of it, the balance of the asset is adjusted by the amount expected to be recovered.

Deferred tax assets and liabilities are measured by applicable tax rates in the period in which it is expected that the liability is settled or the asset is accomplished, based on tax rates established by tax legislation in force in the end of each reporting period, or when new legislation has been substantially approved. Measurement of deferred tax assets and liabilities reflects tax consequences resulting from the manner in which the Company expects, in the end of each reporting period, to recover or settle the carrying amount of these assets and liabilities.

Current and deferred taxes are recognized in the income statement, except when they correspond to items registered in Other Comprehensive incomes, or directly in stockholders’ equity, in which case current and deferred taxes are also recognized in Other Comprehensive incomes or directly in stockholders’ equity, respectively. Where current and deferred taxes are derived from the initial accounting of a business combination, the tax effect is considered in accounting for the business combination.

3.17. Financial instruments

Financial assets and liabilities are recognized whenever an entity of the Company is part of the contractual provisions of the instrument.

Financial assets and liabilities are initially measured at fair value.

Transaction costs directly attributable to the acquisition or issuance of financial assets and liabilities (except for financial assets and liabilities accounted for at fair value in the income statement) are added to or deduced from the fair value of financial assets or liabilities, if applicable, after initial recognition. Transaction costs directly attributable to acquisition of financial assets or liabilities at fair value through profit or loss are immediately recognized in the income statement.

3.17.1. Financial assets

Financial assets are classified in the following specific categories: financial assets at fair value through profit and loss, investments held to maturity, financial assets available for sale and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined on the date of the initial recognition.

(a)	Financial assets at fair value through profit and loss

A financial asset is classified as held for trading if:

•	it is purchased primarily to be sold in the short term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group jointly manages and it has a recent actual pattern of obtaining short-term profits; or

•	it is a derivative that is not designated as an instrument of effective “hedge”.

A financial asset beyond those held for negotiation can be designed at fair value through the income in the initial recognition if:

•	such designation significantly eliminates or reduces an inconsistency or measure of recognition that would otherwise arise; or

•	the financial asset is part of a group of managed assets or financial liabilities or both; and

•

its performance is evaluated based on fair value, in accordance with the documented strategy of risk management or Company’s investment, and when the information about the grouping is provided internally on the same basis; or

•

it is part of a contract containing one or more embedded derivatives, and the IAS 39 – Financial Instruments: Recognition and Measurement allows the combined contract (asset or liability) to be fully designated at fair value through profit and loss.

The financial assets are classified at fair value through profit and loss when they are held for negotiation with sales purpose in the short term or designed at fair value through profit and loss.

The financial assets measured at fair value through profit and loss are demonstrated at fair value and any resulting gains or losses are recognized in the income statement. Net gains and losses recognized in the income statement incorporate other financial income and expenses in the income statement.

(b)	Held-to-maturity investments

Held-to-maturity investments correspond to non-derivative financial assets with fixed or determinable payments and fixed maturity date that the Company has the positive intention and ability of keeping until maturity. After initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method, less possible loss impairment.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including accounts receivable from clients and others, cash and cash equivalents, and others) are measured at amortized cost using the effective interest method, deducted from any impairment losses.

Interest revenue is recognized through application of the effective interest rate.

(d)	Available-for-sale financial assets

Available-for-sale financial assets correspond to non-derivative financial assets designated as available for sale, or not, classified as:

1) financial assets at fair value through profit and loss,

2) investments held to maturity, or

3) loans and receivables, which are initially recorded by their acquisition value, which is the fair value of the price paid including transaction expenses. After initial recognition, they are reevaluated at fair value by reference to their market value, without any deductions related to transaction costs that might be incurred until its sale.

Changes in the carrying value of monetary financial assets available for sale due to fluctuation in exchange rates (see below), the interest income calculated using the effective interest method and the dividends on stock investments available for sale are recognized in the outcome. Other changes in the carrying value of financial assets available for sale are recognized in Other comprehensive incomes. When the investment is alienated or presents impairment, the cumulative gain or loss previously accounted in the Other comprehensive incomes is reclassified to the income statement.

3.17.2.	Impairment of financial assets

Financial assets, except those designated at fair value through profit or loss, are evaluated by impairment indexes at the end of each reporting period. Impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset resulting from one or more events that have occurred after its initial recognition, with impact on the estimated future cash flows of this asset.

In the case of capital investments classified as available for sale, a significant or large fall in the fair value of a security below its cost is also evidence that the assets have deteriorated. If there is any evidence of this type of financial assets available for sale, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recognized in the income statement) shall be removed from the balance sheet and recognized in the consolidated income statement. Impairment losses recognized in the income statement in equity instruments are not reversed in the scope of the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available to increase sales, and this increase can be objectively related to an event occurred after the impairment loss have been recognized in the income statement, the impairment loss is reverted through the income statement.

For certain categories of financial assets, such as accounts receivable, assets are collectively evaluated, even if there is no evidence that they are registered for a higher value than the recoverable one when evaluated individually. Objective evidence of impairment for a credit portfolio may include the Company’s past experience in the collection of payments and the increasing in number of late payments after the average collection period, as well as observable changes in the national or local economic conditions related to default of receivables.

For financial assets carried at amortized cost, the amount of impairment recorded is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate of the financial asset.

For financial assets carried at cost, the amount of loss on impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted by the current rate of return for a similar financial asset. This loss on impairment is not reversed in subsequent periods.

The carrying amount of the financial asset is directly reduced by the loss on impairment for all financial assets, with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance. Subsequent recoveries of amounts previously accrued are credited to the allowance. Changes in the carrying amount of the allowance account are recognized in the outcome.

For financial assets carried at amortized cost, if in a subsequent period the amount of loss from the impairment decreases, and the decrease can be objectively related to an event occurring after the impairment has been recognized, the previously recognized loss is reversed through the outcome, as long as the carrying value of the investment at the date of this reversal does not exceed the possible amortized cost if the impairment had not been recognized.

3.17.3.	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from this asset expire or are transferred together with all the risks and benefits of ownership. If the Company does not transfer or does not hold substantially all risks and benefits of ownership of the financial asset, but remains controlling the transferred financial asset, the Company recognizes the interest held and the respective liability in the amounts it shall pay. If it holds substantially all risks and benefits of ownership of the transferred financial asset, the Company continues to recognize this asset, as well as a guaranteed loan for the revenue earned.

Upon the derecognition of a financial asset, the difference between the carrying amount of the asset and the sum of the consideration received and receivable and the accumulated gain or loss recognized in Other Comprehensive Income and accumulated in equity, is recognized in the income statement.

3.17.4.	Financial liabilities and equity instruments

Instruments of debt and equity issued by a group entity are classified as financial liabilities or equity in accordance with the nature of the contractual arrangement and the definitions of a financial liability and equity instrument. An equity instrument is a contract that evidences a residual interest in the assets of a company after deducting all its liabilities. Equity instruments issued by the Group are recognized when the resources are received, as net of direct issue costs.

Financial liabilities are classified as financial liabilities at fair value through profit or loss or other financial liabilities.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value through profit or loss when they are held for trading in the short term or designated at fair value through profit or loss. Financial liabilities at fair value through profit or loss are stated at fair value, and the respective gains or losses are recognized in the income statement.

(b)	Other financial liabilities

Other financial liabilities, which include loans and financing, suppliers and other accounts payable, are measured at amortized fair value using the effective interest method.

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

3.17.5.	Derecognition of financial liabilities

The Company derecognizes financial liabilities only when the Company’s obligation are extinct and canceled or when they expire. The difference between the carrying amount of the reduced financial liability and the paid and payable consideration is recognized in the income statement.

3.17.6.	Financial guarantee agreements

Financial guarantee agreements consist of contracts that require the issuing company to make specified payments in order to reimburse the holder for losses arising from the circumstance when the specified debtor does not pay on the maturity date, according to the initial or amended conditions of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date of issuance of the guarantee. Subsequently, liabilities related to guarantees are measured by the highest initial value less amortization of the recognized rates and the best estimate of the amount required to settle the guarantee.

These estimates are established based on experience with similar transactions and on the history of past losses together with judgment by the Company’s management. The rates received are recognized based on the linear method throughout the life of the guarantee. Any increase in liabilities related to guarantees is stated, when incurred, in operating expenses (see Note 22).

3.17.7.	Derivative financial instruments

The Company has derivative financial instruments to hedge its exposure to interest rate and exchange rate risks, including exchange contracts, interest rate and currency swaps. Note 44 includes detailed information regarding derivative financial instruments. Certain jointly controlled companies entered into derivative agreements, and, in some cases, the hedge accounting policy has been applied.

Initially, the derivatives are recognized at fair value on the date a derivative agreement is entered into and, subsequently, are re-measured to their fair value at the end of the fiscal year. Occasional gains or losses are immediately recognized in the income statement, except when the derivative has been designated as, and effectively is, a cash flow hedge instrument; in this case, the moment of recognition in the income statement depends on the nature of the hedge relationship.

3.17.8.	Embedded derivatives

Embedded derivatives in non-derivative contracts are treated as a separate derivative when their risks and characteristics are not strictly related to the respective contracts and these are not measured at fair value through profit or loss.

3.17.9.	Hedge accounting

The Company has a hedge accounting policy, however, except for operations of certain SPEs, currently it does not have transactions classified as such. Derivative financial instruments designated in hedge operations are initially recognized at fair value on the date the derivative agreement is signed, being subsequently restated, also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value is negative.

At the beginning of the hedge relationship, the Company documents the relationship between the hedge instrument and the object item of the hedge with its risks management objectives and its strategy to assume various hedge operations. Additionally, in the beginning of the hedge and continuously, the Company records if the hedge instrument used in a hedge operation is highly effective at offsetting changes in the fair value or in the cash flow of the object item being hedged, attributable to the risk inherent to the hedge.

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

Hedge accounting is prospectively discontinued when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or executed, or when it no longer qualifies for hedge accounting. The adjustment to fair value of the hedged item, arising from risk hedge, is recorded in the income thereafter.

(b)	cash flow hedges

The effective part of the changes in the fair value of derivatives that is designated and qualified as cash flow hedge is recognized in other comprehensive income. Gains or losses related to the ineffective part are immediately recognized in the income statement.

The amounts previously recognized in other comprehensive incomes and accumulated in the balance sheet are reclassified to the income statement in the year when the object item being hedged is recognized in the income statement.

Hedge accounting is discontinued when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or executed, or when it no longer qualifies for hedge accounting. Any gains or losses recognized in other comprehensive outcomes and accumulated in equity at that time remains in equity and are recognized when the forecasted transaction is finally recognized in the income statement. When no one expects that the forecasted transaction occurs, the gains or losses accumulated and deferred in equity are recognized immediately in the income.

3.18. Post-employment benefits

3.18.1. Retirement liabilities

The Company and its subsidiaries sponsor a number of pension plans, which are generally funded by contributions to insurance companies or trust funds, determined by periodic actuarial calculations. The Company sponsors defined benefit and also defined contribution plans. A defined contribution plan is a pension plan under which the Company pays defined contributions to a separate entity and has no legal or constructive obligation to pay contributions if the fund does not possess sufficient assets to pay, to all employees, benefits related to the services rendered by the employees in the current and previous years linked to this type of plan. A defined benefit plan is different from a defined contribution plan, given that such defined benefit plans establish the value of a postemployment benefit an employee will receive upon retirement, usually depending on one or more factors, such as age, time of service and remuneration.

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

Past service costs are immediately recognized in the income statement, unless the changes to the pension plan are conditioned to the employee’s continuity in the job, for a specific period of time (the period in which the right is earned). In this case, past service costs are amortized by the linear method during the period in which the right has been earned.

Regarding defined contribution plans, the Company pays contribution to public or private pension plans on a compulsory, contractual or voluntary basis. As soon as the contributions have been made, the Company has no additional payment-related obligations. The contributions are recognized as pension plan expenses, when incurred. Pre-paid contributions are recognized as assets since a cash reimbursement or a reduction of future payments is available. The Company adopts the practice of fully accounting for actuarial gains and losses in other comprehensive incomes.

3.18.2 Other post-employment liabilities

Some subsidiaries of the Company offer post-retirement medical assistance benefits to their employees, as well as life insurance for active and inactive employees. The right to these benefits is usually conditional upon the employee’s continuity in the job until retirement age and conclusion of a minimum service time. The expected costs of these benefits are accumulated during the employment period, under the same accounting methodology used for defined benefit pension plans. Actuarial gains and losses, arising from adjustments based on experience and in changes to actuarial assumptions, are charged or credited in other comprehensive income in the remaining expected service period of the employees. These liabilities are measured, annually, by qualified independent actuaries.

3.18.3 Profit sharing

The Company recognizes a liability and a participation expense of employees and management in the profits based on profit attributable to the Company’s stockholders after certain adjustments. The Company recognizes a provision when it is contractually bound or when there is a past practice that created a non-formalized liability (constructive liability).

3.19. Provisions

Provisions are recognized as present liabilities (legal or presumed) resulting from past events, in which it is possible to reasonably estimate the values in a reliable way and which settlement is probable. The amount recognized as provision is the best estimate of the requirements to settle a liability at the end of each reporting period, considering the risks and uncertainties related to the liability. When the provision is measured based on the estimated cash flows to settle the liability, its carrying amount corresponds to the present value of these cash flows (where the effect of time value of money is relevant).

When some or all the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized if, and only if, the reimbursement is virtually certain and the value can be reliably measured.

3.19.1. Provision for asset decommission

As provided for in the pronouncement IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recorded throughout the economic useful life of thermonuclear power plants, aiming at allocating, to the respective operating period, the costs to be incurred with their technical-operational deactivation, at the end of their useful life, estimated in forty years.

The values are appropriated to the income statement of the fiscal year at present value, based on yearly quotas fixed in U.S. dollars, at the ratio of 1/40 of the estimated expenses, immediately registered and converted at the exchange rate at the end of each competence period. (see Note 32).

3.19.2. Provision for legal liabilities linked to legal proceedings

Provisions for legal contingencies are recorded when the loss is considered to be probable, causing a probable outflow of resources to settle the liability and when the amounts involved are safely measurable, considering the opinion of legal counsel, nature of proceedings, similarity with previous proceedings, complexity and the court opinion.

3.19.3. Costly contracts

Current liabilities resulting from costly contracts are recognized and measured as provisions. A costly contract exists when the unavoidable costs incurred to comply with the provisions of the contract exceed the economic benefits expected to be earned throughout the same contract.

3.20. Advances for future capital increase

Advances of proceeds received from the controlling stockholder and intended for capital investment are irrevocably granted. They are classified as non-current liabilities and initially recognized at fair value and subsequently restated at the SELIC interest rate.

3.21. Share stock

Common and preferred shares are classified in stockholders’ equity.

Incremental costs attributable to the issue of new shares are stated in stockholders’ equity as a deduction of the amount received, net of taxes.

When the Company buys its own shares (treasury stock), the amount paid, including any additional costs directly attributable (net of income tax), is deducted from the capital attributable to the stockholders of the Company until these shares are cancelled or reissued. When these shares are subsequently reissued, any amount received, net of any additional transaction costs directly attributable, and of the respective effects of income tax and social contribution, is included in the capital attributable to the stockholders of the Company.

3.22. Interest on capital and dividends

The interest on capital is added to the dividends of the fiscal year, calculated having a percentage on the stockholders’ equity as a limit, using the Long-Term Interest Rate – TJLP, established by the Brazilian Government, as per legal requirement, limited to 50% of the fiscal year net profit or 50% of the profit reserves, before including the profit of the fiscal year itself, whichever is higher.

The amount of dividends above the minimum mandatory dividend established by Law or other legal instrument, not yet approved by the General Meeting, are stated in the Stockholders’ Equity, in a specific account referred to as additional proposed dividends.

3.23. Other comprehensive incomes

Other comprehensive incomes are comprised of revenue and expense items that are not recognized in the income statement. Components of other comprehensive income include:

a)	Actuarial gains and losses on defined benefit pension plans;

b)	Gains and losses from conversion of financial statements of operations abroad;

c)	Equity valuation adjustment related to gains and losses in the restatement of financial assets available for sale; and

d)	Equity valuation adjustment related to the effective share of gains and losses from hedge instruments on cash flow hedge.

3.24. Revenue recognition

Revenue is measured at a fair counterpart value received or receivable, less any estimates of returns granted to the buyer and other similar deductions.

3.24.1. Sale of electricity and services

a) Generation and Distribution

Revenue is measured at a fair value of the consideration received or receivable, less taxes and occasional discounts on it. Revenues from sales of electricity and services is recognized when it is likely that the economic benefits associated with the transactions will flow to the Company; the value of the revenue can be measured with reliability; the risks and benefits related to the sale have been transferred to the buyer; the costs incurred or to be incurred related to the transaction can be reasonably measured; the Company no longer holds control or responsibility over the electricity sold. It also includes revenue from construction linked to the segment of electricity distribution and part of generation within the scope of IFRIC 12.

b) Transmission

1) Financial revenue arising from remuneration of the financial assets until the end of the period of concession earned proportionally and that takes into account the average rate of investments.

2) Revenue to cover operating and maintenance costs based on incurred costs.

3) Revenue from construction for expansions which generate additional revenue. Considering that these services are rendered by third parties, the Company does not calculate margins on constructions.

3.24.2. Dividends and interest revenues

Dividend revenue from investments in subsidiaries is recognized when the stockholder’s right to receive such dividends is established and given that it is probable that the future economic benefits shall flow to the Company and the value of the revenue can be measured with reliability.

Revenue from interest financial assets is recognized when it is probable that the future economic benefits shall flow to the Company and the value of the revenue can be measured with reliability. Interest revenue is recognized by the linear method based on the time and effective interest rate over the outstanding principal amount, the effective interest rate being that which discounts exactly the estimated future cash received during the estimated life of the financial asset related to the initial net carrying amount of this asset.

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

3.26. Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will meet the related conditions and that the grants will be received. Government grants are systematically recognized as income during the years in which the Company recognizes as expenses the related costs that the grants intended to compensate. Government grants receivable as compensation for expenses already incurred for the purpose of providing immediate financial support to the Company, without corresponding future costs, are recognized within the period in which they are received and appropriated to retained earnings, and they are not intended for distribution of dividends.

3.27. Scheduled downtimes

The costs incurred before and during the scheduled downtimes of power plants and transmission lines are accounted for in the income statement for the period they are incurred.

3.28. Net income for the year

The income is determined by the accrual basis of accounting years.

3.29. Basic earnings and diluted earnings

Basic earnings per share are calculated by dividing the income attributable to the stockholders of the Company by the weighted average number of outstanding shares (total shares less treasury stock). Diluted earnings per share are calculated adjusting the weighted average number of outstanding shares, to presume the conversion of all shares potentially diluted, according to IAS 33.

3.30. Presentation of business segment reports

Operational segments are defined as business activities where it is possible to earn revenues and incur expenses, which operating reports are provided to the main operational decision maker. The main operational decision maker, responsible for allocating resources and for appraising the performance of operational segments is the Board of Directors, which is also responsible for the Company’s strategic decision making, which adopts the following segments:

(I)	Generation;

(II)	Transmission;

(III)	Distribution; and

(IV)	Management.

The results from trading activities are stated together with the generation segment.

3.31. Reclassifications

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

With respect to the income statement, the subsidy of fuel account (“CCC”) was previously presented as an other operating expense, but is now presented as other operating revenue, which resulted in an R$82,683 million decrease in operating expenses and a corresponding increase in operating revenues. In the cash flow statement, for the year ended December 31, 2010 the dividends received were originally classified as investing activities. Since December 31, 2011 financial statements, as a result of the Company’s activity as a investing company in the energy sector, dividends of R$600,869 in 2010 were classified as operating activity in accordance with paragraph 14 of IAS 7, which permits classification as investing or operating activity. As part of this process, we determined that R$236,076 that was historically presented as a long term liability should have been presented as a short term liability. While the impact in 2010 is immaterial, we changed the presentation to be consistent with the current period.

In 2012, the Company reclassified an amount of R$ 843,029 million related to operational provisions in equity investments, presented in prior year as a deduction of the investments, to a specific line item in non-current liabilities.

NOTE 4 – ACCOUNTING ESTIMATES AND JUDGMENTS

In applying the accounting policies, the Company’s management shall make judgments and make estimates about the amounts of revenues, expenses, assets and liabilities as well as disclose the explanatory notes, on the date of the financial statements, to clarify information not readily available from other sources. The estimates and associated assumptions are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are reviewed continuously. The effects of revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or also in subsequent periods if the revision affects both this period and future periods.

Although these estimates and assumptions are continually monitored and reviewed by the Company’s management and its subsidiaries, the materialization of the book value of revenues, expenses, assets and liabilities is inherently uncertain because it requires the use of judgment.

The following are the key assumptions of accounting estimates assessed as most critical by the Company’s management and its subsidiaries concerning the future and other key sources of uncertainty that can lead to significant adjustments to the carrying amounts of assets and liabilities within the next periods:

I. Deferred tax assets and liabilities

Deferred tax assets and liabilities are calculated and recognized by using the tax rates applicable to the taxable profit in the years in which those temporary differences and tax losses for income tax and the accumulated negative social contributions should be realized. The tax loss does not expire and its compensation is limited to a maximum of 30% of taxable income generated in a given fiscal year. The estimates of taxable income are based on annual budgets and strategic plan, both reviewed periodically. However, future taxable income may be higher or lower than estimates made by management when the need to register or not the deferred tax asset amount was defined (see note 11).

II. Impairment of long-lived assets

The Management of the Company adopts variables and assumptions in determining test recovery of long-lived assets in order to determine the recoverable amount of assets and recognition of impairment when necessary. In this practice they apply judgments based on historical experience in the management of the asset, of the group of assets or of the cash-generating unit that eventually cannot be verified in the future, including the estimated useful life of assets, which represents the practices determined by ANEEL as applicable on assets linked to the concession of power, which may vary due to the periodic analysis of the economic useful life of assets, in force.

They also impact on the determination of variables and assumptions used by the Management of the Company and its subsidiaries in the determination of future cash flows, discounted for recognition of impairment of long-lived assets, various events inherently uncertain. Among these events stand out maintenance levels of energy consumption, the growth rate of economic activity in the country, availability of water resources, in addition to those inherent at the end of the concession period of electric power, especially as the value of its reversion to the end of the concession period. At this point, we adopted the premise of contractual indemnity provided by the new replacement value (VNR), which is the expected values of indemnity at the end of the term of the concession’s generation, transmission and distribution of electricity (see accounting policy footnote 3.11 and footnote 52)

III. Basis of determination of indemnification by the grantor on public utility concessions

Provisional Measure 579, of September 11, 2012, converted into Law 12,783/2013, on January 11, 2013, defined the new replacement value (VNR) as the basis for determining damages by the grantor on public service concessions. The Company adopts, for the concessions not yet extended, the premise that the assets are reversible at the end of the concession contracts, with the right to receive indemnification from Grantor on investments not yet amortized at the lower net book value and the new estimated replacement value. Following this premise, there was also maintained the receivables related to the grantor Rede Básica do Sistema Existente – RBSE and the investments after the basic design of power plants and transmission lines (modernization and improvements) and thermal generation assets, which will still be subject to approval by ANEEL (as disclosed in Note 2.1). Until December 31, 2011 the premise that such assets would be compensated by the net book value at the end of the concession was adopted.

IV. Useful life of fixed assets

The Management of the Company adopts the criteria defined in ANEEL Resolution 367 of June 2, 2009, in determining the estimated useful life of fixed assets, understanding that they fairly represent such lifespan (see note 15).

V. Provision for decommission of assets

The Company recognizes decommissioning liabilities for the assets related to their thermonuclear power plants. In order to calculate the amount of the provision, assumptions and estimates are made regarding the discount rates, the expected decommissioning cost and removal of the entire power plant from the location and the expected period of the referred costs (see note 32). The cost estimate is based on legal and environmental requirements for decommission and removal of the entire plant, as well as the prices of goods and services to be used at the end of the useful life.

VI. Actuarial liabilities

Actuarial liabilities are determined by actuarial calculations prepared by independent actuaries based on the life expectancy of the participant (board AT-2000), average retirement age and inflation. However, the actual future results of the accounting estimates used in this financial information may be different from those existing and registered in the financial statements (see Note 30)

VII. Provision for labor, tax and civil claims

Provisions for labor, tax and civil claims, where applicable, are made for contingent tax, labor and civil risks expected as probable loss based on the opinion of Management and legal counsel inside and outside the Company. The accrued amounts are recorded based on the estimated cost of the outcomes of the utilized processes and procedures. Contingent risks with the expectation of possible loss are disclosed by the Management, but they are not accounted (see note 31).

VIII. Allowance for doubtful accounts – PCLD

The Company records a provision for receivable accounts that means having uncertainty over their receipt. This provision is calculated based on the assumptions set out and described in Note 7, which are based on the criteria of the standards of ANEEL.

IX. Measurement of financial instruments

As described in note 44, the Management of the Company uses valuation techniques that include information that are not based on observable market data to estimate the fair value of certain types of financial instruments. The note 44 presents information on key assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. The Management of the Company and its subsidiaries believe that the selected valuation techniques and assumptions used are appropriate for determining the fair value of financial instruments.

X. Costly contracts

The present obligations arising from costly contracts are recognized and measured as provisions. A costly contract exists when the unavoidable costs to fulfill the obligations under the contract exceed the economic benefits expected to be received over the same contract. The Company and its subsidiaries use the assumptions related to economic costs and benefits of each contract to determine the existence or not of an onerous contract. The critical estimate in determining the amount of provision for the future sale of the contract is the historical average PLD approved by Management of the Company as a basis for the calculation of the provision for onerous contract, exclusively for accounting purposes and the discount rate applied to the cash flows. The actual values of the PLD over the years may be higher or lower than the assumptions used by the Company. Additionally, the Company may have costly contracts on concessions where the current expected cost for operation and maintenance is not fully covered by the revenues (see note 35).

NOTE 5 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	12/31/2012	12/31/2011
I - Cash and cash equivalents
Cash and banks	535,145	389,191
Financial Investments	3,894,230	4,570,596

	4,429,375	4,959,787

II - Restricted cash:
Resources of CCC (Fuel Consumption Account)	2,099,394	2,194,946
Trading - Itaipu	619,206	176,940
Trading - PROINFA	790,723	662,752

	3,509,323	3,034,638

	7,938,698	7,994,425

Cash and cash equivalents are held with Banco do Brasil S.A., according to specific laws for mixed capital corporations under Federal Government control, enacted by Decree-law No. 1.290, of December 3, 1973, and amendments from Resolution 2.917 of December 19, 2001 of the Brazilian Central Bank, which set forth new mechanisms for companies under indirect federal administration.

The highly-liquid financial investments are extra-market investment funds, whose yield is based on the average SELIC interest rate.

NOTE 6 – MARKETABLE SECURITIES

The Company and its subsidiaries classify their short-term securities as trading investments. The Company has a short-term investment program indicating the need to trade these securities before maturity.

Regarding the long-term investments, those are primarily considered as held to maturity, adjusted by its related present value and with the related accrual based on pro-rata methodology.

The breakdown of marketable securities is done as follows:

CURRENT
Securities	Custodian Agent	Maturity	Index	12/31/2012	12/31/2011
LFT	Banco do Brasil	Up to 90 days	Prefixed	1,240,345	9,751,563
LTN	Banco do Brasil	Up to 90 days	Prefixed	3,066,625	563,120
NTN-B	Banco do Brasil	Up to 90 days	Prefixed	51,914	69,762
NTN-F	Banco do Brasil	Up to 90 days	Prefixed	1,486,130	19,751
CFT-E1	Banco do Brasil	08/01/12	IGP-M	—	263,450
NTN-P: 741536	Banco do Brasil	03/01/12	TR	—	86,583
NTN-P: 741566	Banco do Brasil	06/01/12	TR	—	62,708
NTN-P: 741806	Banco do Brasil	02/26/12	TR	—	17,032
Fixed Income Bonds				130,129	129,078
OTHERS				647,468	289,457

TOTAL CURRENT				6,622,611	11,252,504

NON-CURRENT
Securities	Custodian Agent	Maturity	Index	12/31/2012	12/31/2011
LFT	Banco do Brasil		Prefixed	155	—
NTN-B	Banco do Brasil		Prefixed	200	—
NTN-P	Banco do Brasil	12/28/15	TR	440	332
NTN-P	Banco do Brasil	07/09/14	TR	185	178
NTN-P	Banco do Brasil	12/28/14	TR	3	—
NTN-P: 740100	Banco do Brasil	01/01/25	TR	—	41
NTN-P: 740100	Banco do Brasil	01/01/24	TR	—	7
NTN-P: 741536	Banco do Brasil	03/21/18	TR	2	2
NTN-P: 741566	Banco do Brasil	12/28/15	TR	—	92
NTN-P: 741806	Banco do Brasil	12/28/24	TR	—	3
NTN-P: 760199	Banco do Brasil	05/15/17	TR	—	127
FINOR/FINAM				1,602	3,064
RETURN ON PARTNERHIPS				146,728	163,740
FOUNDERS’ SHARES				246,888	212,419
OTHERS				8,134	18,353

TOTAL NON CURRENT				404,337	398,358

a) NTN-P – Government bonds received as payment for transfer of equity investments within the scope of the Privatization National Program – PND. These bonds have a remuneration equivalent to the Referential Rate – TR variation, disclosed by the Brazilian Central Bank, with 6% annual interest on the updated value with redemption dates starting February 2012 (until 2024).

b) INCOME FROM PARTNERSHIPS – Refer to income earned from partnership investments, corresponding to an average yield equivalent to the IGP-M (General Market Price Index) variation plus annual interests of 12% and 13% on the capital transferred, as shown below:

	12/31/2012	12/31/2011
Tangará	146,728	117,770
Guascor	—	45,970

	146,728	163,740

c) FOUNDERS’ SHARES – Securities acquired due to restructuring of Eletrobras’ investment in INVESTCO S.A. These assets ensure annual yields equivalent to 10% of the profit of the companies mentioned below, paid along with the dividends, and will be redeemed at maturity estimated for October 2032, by means of its conversion into preferred shares of the aforementioned companies’ capital stock, as shown below:

	12/31/2012	12/31/2011
Lajeado Energia	451,375	451,375
Paulista Lajeado	49,975	49,975
Ceb Lajeado	151,225	151,225

Gross amount	652,575	652,575

Adjustment to present value	(405,688)	(440,156)

Present value	246,887	212,419

d) FINOR/FINAM – Substantially refers to investment certificates arising from tax incentives destined to projects in the operating area of the subsidiaries Chesf and Eletronorte. The Company maintains a provision for losses in its realization, established based on market value, in the amount of R$ 246,924 (December 31, 2011 – R$ 292,456), and stated as respective asset reduction.

NOTE 7 – ACCOUNTS RECEIVABLE

	CONSOLIDATED
	12/31/2012					12/31/2011
CURRENT	Outstanding	Up to 90 days	More than 90 days	Renegotiated Credit	Total	Total

AES ELETROPAULO	115,767	2,464	—	—	118,231	104,400
AES SUL	27,849	1,256	—	—	29,105	13,011
AMPLA	42,481	1,829	10	—	44,320	41,908
ANDE	63,659	—	—	—	63,659	52,115
CEA	344,535	—	—	—	344,535	1,093,641
CEB	13,499	638	106	—	14,243	14,925
CEEE-D	38,938	187	—	—	39,125	37,366
CELESC	49,627	2,784	—	—	52,411	37,422
CELG	56,373	409	—	72,535	129,317	98,968
CELPA	60,457	119	12,453	9,405	82,434	80,764
CELPE	45,982	379	56	—	46,417	39,903
CEMAR	35,712	951	—	—	36,663	32,021
CEMIG	80,377	3,367	8	—	83,752	113,081
CESP	4,529	—	—	—	4,529	3,524
COELBA	74,007	1,758	58	—	75,823	72,858
COELCE	41,987	1,612	—	—	43,599	34,437
COPEL	112,444	1,759	—	—	114,203	102,247
CPFL	42,054	981	165	—	43,200	64,826
EBE	27,019	637	—	—	27,656	25,620
ELEKTRO	56,426	232	—	—	56,658	52,614
ENERGISA	21,211	296	12	—	21,519	63,484
ENERSUL	20,366	272	—	—	20,638	20,534
ESCELSA	26,232	1,009	60	—	27,301	26,395
LIGHT	91,463	1,311	452	—	93,226	89,994
PIRATININGA	6,126	—	54	—	6,180	8,538
RGE	7,353	659	—	—	8,012	7,698
National Treasury	—	—	—	—	—	—
States’ Debt Rollover	—	—	—	112,427	112,427	187,625
Muncipalities’ Debt Rollover	—	—	—	—	—	—
Trading CCEE	93,668	23,535	295,650	—	412,853	433,440
Clients of Distribution	—	—	—	—	—	—
Use of Electricity Network	505,615	3,393	56,841	30,141	595,990	608,415
PROINFA	412,944	7,741	56,419	—	477,104	579,428
Consumers	659,470	341,318	445,669	198,379	1,644,836	1,172,474
Public Power	125,378	57,661	388,846	144,553	716,438	465,335
Others	758,558	13,281	139,546	168,424	1,079,809	1,151,156

(-) Allowance	(745,727)	(46,213)	(1,024,445)	(352,865)	(2,169,250)	(2,578,143)

	CONSOLIDATED
	12/31/2012					12/31/2011
CURRENT	Outstanding	Up to 90 days	More than 90 days	Renegotiated Credit	Total	Total
	3,316,379	425,625	371,960	382,999	4,496,963	4,352,024

NON CURRENT

CELG	—	—	—	161,313	161,313	66,368
CELPA	—	—	—	70,669	70,669	—
CEA	—	—	—	399,302	399,302	—
Agreement of reestructure of External Debt - Warranty	—	—	—	—	—	—
National Treasury	—	—	—	—	—	—
States’ Debt Rollover	—	—	—	1,029,710	1,029,710	1,005,383
Muncipalities’ Debt Rollover	—	—	—	—		—
Others	258,827	—	7,956	310,939	577,722	407,243
(-) Allowance	(334)	—	(7,956)	(747,480)	(755,770)	—

	258,493	—	—	1,224,453	1,482,946	1,478,994

	3,574,872	425,625	371,960	1,607,452	5,979,909	5,831,018

I – Electricity trading – PROINFA

The electricity trading within the scope of PROINFA (Brazilian Renewable Energy Incentive Program) generated a loss in 2012 of R$ 60,122 (December 31, 2011 – loss of R$ 48,906), not causing any effect on the income statement of Eletrobras. This amount was included under the item “Reimbursement Obligations”. The amount of R$ 477,104 (December 31, 2011 – R $ 579,428) of Proinfa, referring to the Parent Company, is recorded in the balance of reseller consumer.

II – Operations at the Electricity Trading Chamber – CCEE

The amounts related to the operations practiced within the scope of CCEE are recorded based on information made available by the referred Chamber.

The subsidiary Furnas maintains credits in the amount of R$ 293,560, related to electricity trading within the scope of the extinguished MAE (former Electricity Trading Chamber), referring to the period from September 2000 to September 2002, whose financial settlement is suspended due to restraining orders granted in lawsuits filed by electricity distribution concessionaires against ANEEL and MAE, currently known as CCEE. Given the uncertainty of its realization, the subsidiary Furnas maintains Allowances for Doubtful Accounts, in an amount equivalent to the total credit, established in 2007.

According to the rules established in the Electricity Sector General Agreement, the resolution of these disputes would imply a new calculation, which would be purpose of settlement between the parties without CCEE’s intervention. In this regard, the Management plans to maintain negotiations, with ANEEL’s and CCEE’s participation, aiming at leveling credits, so as to enable a negotiated solution for its settlement.

III – Debt rollover with states – Law 8.727/1993

The amount receivable from the debt rollover with states is R$ 1,142,137.

The subsidiary Eletrosul owns 50% of the total credits from the Union, which when updated by the IGP-M plus interest of 12.68% per annum, amounted to R$ 578,654 at December 31, 2012 (December 31, 2011 – R$ 607,391), of which R$ 438,586 is non-current assets (December 31, 2011 – R$ 479,752) arising from the acquisition of assets in which the Company had state power utilities. The Union assumed and refinanced the debt, and rescheduled it in 240 installments, maturing from April 1994. On expiration of 20 years and remaining with the balance payable, since the Union passes only the funds received from the states which, in turn, are limited by law in commitment levels of income, the installment will be extended by 120 months.

IV – Allowance for doubtful accounts – PCLD

The Subsidiaries record and maintain provisions, adopting the criteria of ANEEL rules, based on the analysis of the amounts of past due accounts receivable and losses track record, the amount of which is deemed by the management as sufficient to cover eventual losses on the realization of these assets. The balance is composed as follows:

	12/31/2012	12/31/2011

Consumers	856,030	792,962
Resellers	1,031,593	397,980
CEA	743,837	1,093,641
CCEE - Electricity Trading Chamber	293,560	293,560

	2,925,020	2,578,143

Changes in the allowance for doubtful accounts of electricity clients in the consolidated accounts are as follows:

12/31/2012

Balance on December 31, 2010	2,130,896

(+) Constitution	666,480
( - ) Reversal	(219,233)

Balance on December 31, 2011	2,578,143

(+) Constitution	1,050,795
( - ) Reversal	(703,918)

Balance on December 31, 2012	2,925,020

Recording and reversions of the PCLD were stated in the income statement as Operating Provisions (Note 43). The amounts recognized as PCLD are registered as definitive loss when there is no expectation to recover these funds. The reversal occurred in 2011 basically refers to the installment payment program with the municipalities and public authorities by distribution companies.

In 2012, the subsidiary Eletronorte made reversions of a low final value amounting to R$ 492,025, due to the renegotiation done with the receivables of the Electricity Company of Amapá (CEA).

The main constitution accrual in the period refers to R$ 204,049 that Furnas is entitled to receive from CELG, due to the non-recognition of this part of the debt with Furnas (and that is being discussed).

For tax purposes, the surplus provision established in relation to the provisions of Law No. 9.430/1996 has been added to the taxable income for the purposes of Income Tax – IRPJ and also the calculation basis for the Social Contribution on the Net Income – CSLL.

NOTE 8 – INDEMNIFICATIONS – LAW 12,783/2013

Amount related to indemnification receivable from the grantor in relation to changes of Law 12,783/2003, according to note 2.1:

12/31/2012

Generation - Basic Project	6,153,462
Transmission - Basic Network - new business (RBNI)	8,283,810

14,437,272

Current Assets	8,882,836
Non-Current Assets	5,554,436

14,437,272

See note 47.4.

NOTE 9 – LOANS AND FINANCING

	31/12/2012
	CONSOLIDATED
	INTEREST
	CURRENT		PRINCIPAL
	Average Tx.	Value	CURRENT	NO Average Tx.

Subsidiary jointly-controlled

ITAIPU	7.45	—	635,640	5,185,677

		—	635,640	5,185,677

CEMIG	7.12	2,134	85,068	315,893
COPEL	8.39	1,399	51,431	180,383
CEEE	6.57	341	5,821	42,745
AES ELETROPAULO	10.39	324,055	108,978	1,321
CELPE	6.13	211	9,911	31,048
CEMAT	6.27	21,953	344,384	—
CELTINS	6.26	9,885	112,212	—
ENERSUL	6.17	508	12,786	64,421
CELPA	6.68	52,374	66,288	411,820
CEMAR	5.89	2,247	77,605	396,921
CESP	9.36	12	47,008	110,681
COELCE	6.08	460	13,939	75,577
COSERN	6.00	60	3,080	8,852
COELBA	6.00	920	24,241	155,929
CER	8.76	3,848	13,873	10,491
CELG	5.71	542	7,178	93,657
ESCELSA	6.01	395	13,202	65,668
GLOBAL	6.00	61,330	44,100	—
CELESC DIST.	7.41	1,242	41,201	146,806
OUTRAS	6.36	50,679	126,763	449,396
(-) PCLD		(140,086)	(263,027)	—

		394,509	946,042	2,561,609

		394,509	1,581,682	7,747,286

	31/12/2011
	CONSOLIDATED
	INTEREST
	CURRENT		PRINCIPAL
	Average Tx.	Value	CURRENT	NO CURRENT

Subsidiary jointly-controlled

ITAIPU	7.45	—	540,249	5,342,343

		—	540,249	5,342,343

CEMIG	7.12	2,352	78,124	373,241
COPEL	8.39	1,616	49,164	215,900
CEEE	6.57	865	21,990	127,568
AES ELETROPAULO	10.39	311,636	108,851	2,329
CELPE	6.13	292	11,035	43,676
CEMAT	6.27	1,875	358,578	—
CELTINS	6.26	617	100,918	—
ENERSUL	6.17	461	13,413	71,360
CELPA	6.68	11,279	408,629	—
CEMAR	5.89	1,995	62,289	414,612
CESP	9.36	233	41,190	149,636
COELCE	6.08	506	16,420	84,245
COSERN	6.00	75	3,224	11,732
COELBA	6.00	922	28,527	154,570
CER	8.76	941	7,881	13,117
CELG	5.71	40,310	57,248	12,681
ESCELSA	6.01	443	13,032	76,318
GLOBAL	6.00	—	44,100	—
CELESC DIST.	7.41	—	63,626	86,429
OUTRAS	6.36	95,511	107,245	471,581
(-) PCLD		(130,475)	(395,133)	—

		341,454	1,200,351	2,308,993

		341,454	1,740,600	7,651,336

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

The financing and loans granted with a currency adjustment clause, account for nearly 43% of the total portfolio (48% on December 31, 2011). Those providing for adjustment based on indexes that represent domestic price – levels account for 57% of the portfolio balance (52% on December 31, 2011).

The market values of these assets are equivalent to their carrying amount, since these are specific operations of the sector and are partly funded with resources from Sector Funds, and which do not find similar conditions as valuation parameter.

The long-term amount of loans and financing granted with ordinary and sectoral funds, including transfers, based on the cash flow established contractually, mature in variable installmentes, as shown below:

2014	2015	2016	2017	2018	After 2018	Total
1,092,437	964,967	824,459	783,693	749,750	3,331,981	7,747,286

I – Eletropaulo / CTEEP – Lawsuit

In November 1986, Eletropaulo Eletricidade de São Paulo S.A., obtained a loan through Credit Facility Agreement ECF 1.046/1986.

During the preparation of this agreement, the debtor raised doubts about the periodicity of monetary restatement incurred on the loan and Eletropaulo filed a payment suit in court, in December 1988.

In December 2010, Eletrobras requested to initiate the liquidation process and for this reason, the proceeding was submitted to analysis by 5th Civil Court. In July 2011, the 5th Civil Court sentenced AES Eletropaulo and CTEEP to reply to the motion for liquidation by articles, which was replied by both companies. The 5th Civil Court shall require Eletrobrás to submit its considerations on said material.

In December 2012, the 5th Civil Court dismissed the settlement articles based on the facts adduced before the Court and, immediately recognized the ELETROPAULO as the debtor of all debt.

Against this decision was handled interlocutory appeal by the Eletropaulo distributed to the 9th Civil Chamber in January 2013, with the primary application to the realization of the need for expert evidence.

In February 2013 decision was rendered ruling for the need to conduct forensic evidence, and revoking the decision of the Judge of the 5th Circuit Court.

Therefore, due to current phase of proceedings and reasons exposed, we estimate that expert works, if the Company does not appeal the decision, should begin during the second quarter of 2013.

It is noteworthy that in addition to the above decision, there was issued a warrant of payment to the Company as to the uncontroversial part, which is on the verge of being received.

Once legal Liquidation Procedure of Award has ended and after verifying the amounts to be paid by AES Eletropaulo and CTEEP, it will restart the enforcement action against said companies.

In the event of unfavorable final decision to AES Eletropaulo and/or CTEEP, the Company will have a credit of R$1,735,861, adjusted until December 31, 2012, R$ 434,354 (R$ 422,816 on December 31, 2011) already recognized in its assets, under loans and financing, corresponding to the amount considered as undisputed by the Company.

On March 18, 2013 the Company received R$ 97,463 relating to the undisputed portion of the amount due to the consignment action filed by Eletropaulo questioning at the time the value understood as due on account of the debt agreed with Eletrobras.

II – Allowance for Doubtful Accounts – PCLD

The Company recognizes allowances for doubtful accounts in the amount of R$ 403,113 (December 31, 2011 – R$ 525,608) corresponding to the principal and the servicing of the debt of defaulting debtors.

The amount of the provision is deemed as sufficient by the Company’s Management to cover losses on these assets, based on the portfolio trend analysis.

The Company recognized allowance for credits with Celpa, Rede Energia’s subsidiary, in the amount of R$ 37,704. This provision was deemed necessary considering the recovery process of judicial Celpa.

In addition, the Company recognized in 2011 an allowance for credits with Cemat and Celtins, also Rede Energia’s subsidiaries, in the amount of R$ 74,626 and R$ 20,527. These allowances were necessary considering the current scenario of both entities which have been going through significant economic and financial hardship (see note 15).

Changes in the allowance for doubtful accounts on financing and loans granted by the Company are as follows:

Balance on December 31, 2010	228,477

(+) Additions	358,984
(-) Reversals	(61,853)

Balance on December 31, 2011	525,608

(+) Additions	181,048
(-) Reversals	(303,543)

Balance on December 31, 2012	403,113

The recording and the write-off of the PCLD were accounted in the income statement as Operating Provisions (see note 43). The amounts recognized as PCLD are those which raise doubts as to their realization, when there is no expectation to recover the funds, are recognized as definite loss.

NOTE 10 – SHAREHOLDING REMUNERATION

The amounts below refer to dividends and interest on capital receivable, net of withholding tax, where applicable, resulting from permanent investments held by the Company.

	12/31/2012	12/31/2011
CTEEP	—	79,644
CEMAR	25,491	15,706
Others	93,299	102,513

	118,790	197,863

NOTE 11 – RECOVERABLE TAXES AND TAX AND SOCIAL CONTRIBUTIONS – ASSETS

I.	Recoverable taxes:

	12/31/2012	12/31/2011
Current Assets:
Withholding Taxes	1,071,204	893,706
PIS/PASEP/COFINS to offset	113,427	80,433
ICMS credit	21,659	17,150
Others	185,592	113,033

	1,391,882	1,104,322

Non current Assets:
ICMS credit	1,091,949	1,655,413
PIS/COFINS credit	842,871	775,348

	1,934,820	2,430,761

II.	Income Tax and Social Contribution

	12/31/2012	12/31/2011
Current Asset

Advancement of IRPJ and CSLL	1,418,252	843,022

Non current Asset:

Deferred income taxes	4,996,806	3,343,525

III.	Tax composition and deferred social contribution

	12/31/2012	12/31/2011
Temporary differences of IRPJ/CSLL:
Passive exchange rate variations	386,223	530,647
Interest on capital	147,547	331,290
Provision for Contingencies	941,128	782,587
Allowance for doubtful accounts	483,520	191,824
Provision for market value adjustment	148,253	187,617
Operational Provision	2,265,844	404,077
Restatment of Law 11.638/2007 - RTT (IFRS)	311,286	436,295
Others	313,005	479,188

	4,996,806	3,343,525

IV – Recoverable ICMS, PIS/PASEP and COFINS on Fuel Purchase

These amounts are recorded in non-current assets on the lines of recoverable PIS and COFINS and recoverable ICMS.

The Company expected to realize these claims, and in accordance with § 8 of the Act 12.111/2009, levies and contributions shall be reimbursed to the CCC when realized, is thus maintained a liability of equal value under Refund Obligations.

V – PIS/PASEP and COFINS unconstitutionality

The Federal Supreme Court – STF declared the unconstitutionality of Paragraph 1 of Article 3 of Law No. 9.718/98, which increased PIS/PASEP and COFINS calculation basis and created, at that time, a new concept of billing, which then covered the total revenues earned by the legal entity, regardless of the type of activity and the accounting classification adopted. Such provision did not have any constitutional ground to support it, later being subject-matter of constitutional amendment.

Based on the Brazilian National Tax Code – CTN, Eletrobras system companies seek recognition of their credit rights and the refund of the amount overpaid as a result of the unconstitutional increase of these contributions calculation basis. Until the conclusion of these financial statements, there was not a final decision on such issue.

Eletrobras System companies have, therefore, potential tax credits for PIS/PASEP and COFINS, which are still being determined and, accordingly, are not recognized in these Financial Statements, since the declaration of unconstitutionality only benefits the companies that are claimant of the judged extraordinary appeals.

NOTE 12 – REIMBURSEMENT RIGHTS

	12/31/2012	12/31/2011

a. Isolated Systems of CCC	7,435,134	3,583,490
b. Nuclear Energy	581,095	—

	8,016,229	3,583,490

Current assets	7,115,200	3,083,157
Non current assets	901,029	500,333

	8,016,229	3,583,490

a) Fuel Consumption Account (CCC) of isolated systems

Law No. 12.111/2009 and Decree No. 7.246/2010 have changed the subsidy system of electricity generation at isolated systems. The CCC subsidy, which only subsidized fuel costs, now reimburses the difference between the total cost of electricity generation and the valuation of the corresponding amount of electricity at the average cost of power and energy traded in the Regulated Contracting Environment – ACR, of the National Interconnected System – SIN.

The following related costs are included in the total cost of electricity generation at Isolated Systems:

i.	procurement of energy and power associated;

ii.	own generation to meet the electricity distribution;

iii.	charges and taxes, and

iv.	investments.

Other costs related to electricity services rendered at Isolated Systems remote regions, characterized by a high distribution of consumers and lack of economy of scale, are also included in the total cost of generation.

It refers to amounts received from the CCC (parts in advance) in the respective periods. As ANEEL regulations relating to Law No. 12.111/2009 are not yet fully established, the amounts actually received are not being write-off the Assets, and a heading under Current Liabilities denominated Refund Obligations was created. With this, the Company has a receivable of R$ 7,435,134 (R$ 3,583,490 on December 31, 2011) and a liability of R$ 7,789,757 (R$ 3,431,228 on December 31, 2011) bond repayment.

b) Nuclear power

Pursuant to paragraph 4 of article 12 of Law 12.111/2009, and art. 2 of the Ratifying Resolution 1406 by ANEEL, at December 21, 2012, the difference observed between 2010 and 2012, between the variation of the rate billed by ELETRONUCLEAR and reference tariff (defined in Paragraph 1 of the said Act) to be transferred for FURNAS will be prorated by public utilities served by distribution Auction Purchase Energy from Existing Enterprises on December 7, 2004, in proportion to the quantities in the contract met with supply starting in 2005. Accordingly, the Company has a right to reimbursement of R$ 581,095 in December 2012, with an offsetting revenue of energy supply.

According to the provisions of paragraph 1 of Resolution ANEEL 1.406/2012, that amount will be paid on a monthly basis by utilities to ELETRONUCLEAR in the years 2013 to 2015.

NOTE 13 – NUCLEAR FUEL INVENTORY

Below, a breakdown of the long-term nuclear fuel inventory destined for the operations of UTN Angra I and UTN Angra II thermonuclear power plants:

	12/31/2012	12/31/2011
CURRENT
Ready elements	360,751	388,663

	360,751	388,663
NON CURRENT
Ready elements	143,116	133,894
Uranium concentrate	109,153	130,575
In progress - nuclear fuel	229,226	171,164

	481,495	435,633

	842,246	824,296

Inventories are stated at cost or net realization amount, whichever is the shortest, divided as follows:

a) Uranium concentrate and works in progress (to transform uranium concentrate into nuclear fuel elements) are recorded at their acquisition costs;

b) Nuclear fuel elements – these are available in the reactor core and inventories of Spent Fuel Pool – SFP, and appropriated to income for the year in view of its utilization in the electricity generation process;

c) Warehouse, classified in current assets and recorded at the average acquisition cost, which must not exceed the market value.

NOTE 14 – ADVANCES FOR FUTURE CAPITAL INCREASE

The Company states in non-current assets, the amounts corresponding to advances for future capital increase in investees:

	12/31/2012	12/31/2011
Non-current	4,000	4,000

NOTE 15 – INVESTMENTS

	12/31/2012	12/31/2011
Stated at the equity method
Celpa	94,673	171,370
CEEE-GT	738,009	701,628
Cemat	420,787	436,150
Emae	263,331	312,150
CTEEP	753,358	653,280
Cemar	411,463	323,433
Lajeado Energia	540,819	532,459
Ceb Lajeado	79,672	76,155
Paulista Lajeado	27,425	27,654
CEEE-D	343,875	391,988
Águas da Pedra	176,504	157,112
Amapari	39,191	34,105

	3,889,107	3,817,484

SUBTOTAL	3,889,107	3,817,484

Measured at fair value

Celesc	112,012	150,432
Cesp	124,380	203,580
Coelce	232,140	182,640
AES Tietê	713,398	812,853
Energisa	82,070	77,215
CELPE	24,159	54,854
CGEEP	30,201	22,607
COPEL	38,575	50,546
CEB	6,206	6,485
AES Eletropaulo	35,207	76,491
Energias do Brasil	18,556	20,552
Tangara	21,738	21,738
CPFL Energia	36,457	44,327
CEA	20	20
CER	102	102
Others	156,156	139,638

	1,631,378	1,864,078

SUBTOTAL	5,520,484	5,681,562

Provision for losses in investments	(122,185)	(171,370)

TOTAL	5,398,299	5,510,192

In view of the reorganization process of investee Celpa and the resulting uncertainty about its ability to continue as a going concern, the Company recognized as reserve for losses the entire investment on Celpa of R$ 94,673 (December 31, 2011 – R$ 143,857) and loss of the amounts of dividends declared and not paid until December 31, 2012 in the amount of R$ 27,513 (December 31, 2011 – R$ 27,513), both allowances restricted to the Company’s interest in the share capital of Celpa of 34, 24%.

15.1 – Provisions for investments losses

	12/31/2012	12/31/2011
CELPA	122,185	171,370

	122,185	171,370

15.2 – Accounting policies adjustments in associates

	12/31/2012	12/31/2011
CEMAT	86,464	86,464
CTEEP	1,047,648	956,630
CEEE-GT	—	4,961
CEEE-D	—	7,539

	1,134,112	1,055,594

The Company, when preparing the consolidated financial statements, made adjustments in investees’ profits, in order to standardize the accounting policies of these companies with those of the Company. The majority of these adjustments were to the accounting policies for the provision of doubtful accounts, pension plan and estimates of the present value of long-term assets.

15.3 Information about market value and investee’s revenue

PUBLICLY-HELD COMPANY

			Market Value (*)		Net Operating Revenue
Publicly-Held Company	Valuation Method	Participation	2012	2011	2012	2011

CEEE-D	Equity Accounting	32.59%	244,628	315,468	2,188,950	2,028,501
CEEE-GT	Equity Accounting	32.59%	268,884	329,138	952,863	762,484
CELPA	Equity Accounting	34.24%	23,613	177,667	Not available	2,433,800
CEMAR	Equity Accounting	33.55%	534,769	140,094	Not available	1,912,105
CEMAT	Equity Accounting	40.92%	206,254	290,582	2,344,799	2,009,768
CTEEP	Equity Accounting	35.23%	1,846,752	3,093,881	2,818,988	2,900,805
EMAE	Equity Accounting	39.02%	106,681	99,040	Not available	164,093
CELESC	Market value	10.75%	141,779	150,431	Not available	4,191,414
CESP	Market value	2.05%	153,571	203,581	Not available	2,957,525
COELCE	Market value	7.06%	226,711	182,639	Not available	2,627,212
AES Tiete	Market value	7.94%	713,399	812,853	2,112,435	1,885,956
CGEEP - DUKE	Market value	0.47%	30,162	22,607	Not available	958,003
ENERGISA S.A	Market value	2.90%	77,740	77,215	2,919,079	2,426,613
CELGPAR	Market value	0.07%	391	322	Not available	2,211,465
CELPE	Market value	1.56%	35,212	54,853	3,546,861	2,914,113
COPEL	Market value	0.56%	37,856	50,546	8,532,277	7,776,165
CEB	Market value	3.29%	6,000	6,485	Not available	1,377,619
AES Eletropaulo	Market value	1.25%	35,206	76,491	9,959,198	9,835,578
CPFL Energia	Market value	0.31%	36,456	44,327	15,055,147	12,764,028
Energias do Brasil	Market value	0.18%	18,556	20,552	6,567,283	5,401,662

(*)	Based on share quotation on December 31.

PRIVATE COMPANY

			Market Value		Net Operating Revenue
Private Company	Valuation Method	Participation	2012	2011	2012	2011

Guascor	Market value	4.41%	Not available	3,300	Not available	Not available
EATE	SOLD IN 2011					Not available
TANGARÁ	Market value	25.47%	19,932	21,738	Not available	Not available
CDSA	Market value	0.13%	367	11,802	Not available	Not available
CEA	Market value	0.03%	26	20	Not available	Not available
CERR	Market value	0.01%	18	102	Not available	700,689
Ceb Lajeado	Equity Accounting	40.07%	58,364	58,364	110,661	97,114
Lajeado Energia	Equity Accounting	40.07%	303,276	303,276	518,859	485,622
Paulista Lajeado	Equity Accounting	40.07%	22,532	22,532	47,829	42,207
Brasventos Eolo	Equity Accounting	49.00%	Not available	2,232	—	—
Rei Dos Ventos 3	Equity Accounting	49.00%	Not available	2,196	—	—
Brasventos Miassaba 3	Equity Accounting	49.00%	Not available	3,335	—	—
Baguari	Equity Accounting	30.61%	Não divulgado	82,172	13,249	12,308
Águas da Pedra	Equity Accounting	49.00%	89,796	125,089	165,080	171,012
Chapecoense	Equity Accounting	40.00%	Not available	57	229,767	453,825
Amapari	Equity Accounting	49.00%	39,190	27,997	35,200	37,924

I – Distribution Subsidiaries Companies:

a) Distribuição Alagoas – It holds the concession for electricity distribution in all municipalities of the State of Alagoas by the Concession Agreement 07/2001-ANEEL, and it signed its first amendment, respectively, on May 15, 2005 and June 08, 2010 with validity until July 7, 2015. Its main objective is to design, build and operate the public service delivery to final consumers of electricity. The investee has negative net working capital of R$ 39,531 (December 31, 2011 – R$ 72,831) and accumulated losses of R$ 374,151 (December 31, 2011 – R$ 290,323) and relies on the financial support of the Company.

b) Distribuição Rondônia – It holds the concession for electricity distribution in all municipalities in the State of Rondônia by the Concession Agreement 05/2001-ANEEL and its amendments concluded, respectively, on February 12, 2001 and November 11, 2005, maturing on July 7, 2015. Its main objective is to design, build and operate the public service delivery to final consumers of electricity. The investee has net working capital of R$ 24,541 and accumulated losses of R$ 1,190,628 (December 31, 2011 – R$ 993,423) and it relies on the financial support of the Company.

c) Distribuição Piauí – It holds the concession for electricity distribution in all municipalities in the state of Piaui through the Concession Agreement 04/2001 of February 12, 2001, with ANEEL, maturing on July 7, 2015. The main activity is the distribution of electricity. The investee has negative net working capital of R$ 54,248 (December 31, 2011 – R$ 8,322) and accumulated losses of R$ 999,171 (December 31, 2011 – R$ 962,683) and it relies on the financial support of the Company.

d) Amazonas Energia – Its main activities are the generation, distribution and sale of electricity in the State of Amazonas. Amazonas Energia has its own generation (1,600.60 MW) and it supplements its needs for assistance to consumers by buying energy from independent producers. The investee has negative net working capital of R$ 1,949,330 (December 31, 2011 – R$ 1,000,238). It has accumulated losses of R$ 5,445,438 (December 31, 2011 – R$ 4,617,006) and it relies on financial support of the Company.

e) Distribuição Roraima – controlled directly by the Company since the year 2012 (previously it was an indirect subsidiary whose shareholder was Eletronorte), operating in the city of Boa Vista, its main functions are the exploitation of the services of electricity. The Distribution Roraima holds concession through Contract 21/2001 – ANEEL, dated March 21, 2001 and 1st Amendment dated October 14, 2005 for distribution of electricity in Boa Vista, in force until the year 2015. The investee reports negative net working capital of R$ 41,725 (December 31, 2011 – R$ 294,931) and accumulated losses of R$ 715,355 (December 31, 2011 – R$ 590,033) and relies on the financial support of the Company.

f) Distribuição Acre – it owns the concession for distribution and trading for the entire state of Acre, through a concession contract 06/2001, entered into by the National Electric Energy Agency – ANEEL on February 12, 2001, effective until 07 July 2015. The electricity supply to the capital, Rio Branco, and six locations connected to the White River System, is made by ELETRONORTE. The inland of the state, since 1999, through a contract Lending, has been supplied by GUASCOR of Brazil Ltda., as Energy Independent Producer – PIE, through Generation Isolated Systems. It should be noted that the supply of electricity to the entire state, is made through Diesel Thermoelectric Power Plants (100%). The investee reports negative net working capital of R$ 39,422 (December 31, 2011 – gain of R$ 9,359) and accumulated losses of R$ 306,761 (December 31, 2011 – R$ 256,260) and relies on the financial support of Eletrobras.

II – Generation and Transmission Subsidiaries Companies:

a) Eletrobras Thermonuclear S.A. – subsidiary wholly owned by the Company, is engaged in the construction and operation of nuclear power plants, and rendering engineering similar services, under regulation and supervision by ANEEL. The Company has been basically working in the activities of operation Angra 1 and Angra 2 power plants, with nominal power of 1,990 MW, as well as Angra 3 power plant. The electricity generated by the Company is provided exclusively to the subsidiary FURNAS, by means of an electricity purchase and sale agreement.

b) Eletrosul Centrais Elétricas S.A. – its main purpose is transmission and generation of electricity directly or through participation in Specific Purpose Companies. The Company carries out studies, projects, construction, operation and maintenance of transmission systems and power generation, and these activities are regulated. The Company holds a controlling stake of wholly owned subsidiaries Artemis, RS Energia and Porto Velho Transmissora, as well as control of Uirapuru.

c) Itaipu Binacional – binational entity created and ruled, with equal rights and obligations, the International Treaty signed on April 26, 1973, between the Federative Republic of Brazil and the Republic of Paraguay, with its capital owned in equal parts by Eletrobras and ANDE.

Its purpose is the use of the water resources of the Paraná River, belonging to the two countries as a condominium, from Salto de Guaíra to the outfall of Iguaçu River, and the building and operation of a Hydroelectric Central, with total capacity of 12.6 million available kW.

d) Companhia Hidro Elétrica do São Francisco – electricity public utility concessionaire whose purpose is to generate, transmit and sell electricity. Its generation system is hydrothermal, predominantly in hydropower power plants, responsible for a percentage higher than 97% of its total production. Chesf’s transmission system is comprised of 18,723 km of transmission operating transmission lines, of which 5,122 km are 500 kV transmission circuits, 12,792 km 230 kV of transmission circuits, 809 km are low tension transmission circuits, 100 substations with voltages higher than 69 kV and 762 transformers effectively operating in all voltage levels, totaling a transformation capacity of 44,181 MVA, plus 5,683 km of optic fiber cables.

e) Centrais Elétricas do Norte do Brasil S.A. – an electricity public utility concessionaire, controlled by the Company, mainly operating in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima and Tocantins. The operations of the Company with electricity generation comprise four hydroelectric power plants with an installed capacity of 8,694.00 MW and 7 power plants with a capacity of 600.33 MW, totaling an installed capacity of 9,294.33 MW. Electricity transmission is done through a system composed of 9,192.13 km of transmission lines, 43 substations in the National Interconnected System – SIN, 695.89 km of transmission lines, 10 substations in the isolated system, totaling 9,888.02 km of transmission lines and 53 substations.

The Company holds a controlling interest of wholly-owned subsidiaries Estação Transmissora de Energia S.A. and Rio Branco Transmissora de Energia S.A., and equity interest in several electricity generation and transmission Special Purpose Entities – SPE.

f) Furnas Centrais Elétricas S.A. – subsidiary of the Company, engaged in generation, transmission and trading predominantly in the region covered by the Federal District and the States of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso and Tocantins, besides holding interest in Special Purpose Entities. It also operates as electricity trading agent, generated by Angra I and Angra II. The electricity production system of FURNAS consists of 8 exclusively owned hydroelectric power plants, 2 in partnership with the private sector with an installed capacity of 8,662 MW, and 2 power plants with 796 MW of capacity, totaling 9,458 MW.

III – Other Companies

a) Companhia Energética do Maranhão – public service concessionaire of electricity, aimed at designing, building and operating the systems of sub-transmission, distribution and sale of electricity.

The company holds the concession to distribute electricity in 217 municipalities in the State of Maranhão, regulated by Concession Contract No. 60 of 28 August 2000, signed with ANEEL, which remains in force until August 2030, with a possibility of extension for another 30-year period.

b) Eletrobrás Participações S.A. – controlled by the Company, and its business purpose is holding equity interests in the capital stock of other companies.

c) Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT – a publicly-held corporation with controlling shareholder being the State of Rio Grande do Sul, through the Companhia Estadual de Energia Elétrica – CEEE-Par, which holds 65, 92% of its total capital. The Concessionaire’s purpose is exploring electricity production and transmission systems.

d) Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D – a publicly-held corporation with controlling shareholder being the State of Rio Grande do Sul, through the Companhia Estadual de Energia Elétrica – CEEE-Par, which holds 65, 92% of its total capital. The Concessionaire is engaged in the distribution of electricity in 72 districts of Rio Grande do Sul, serving approximately 1.5 million consumer units.

e) Companhia Transmissão de Energia Elétrica Paulista – publicly-held company, authorized to operate as a public utility electricity, having as main activities the planning, construction and operation electricity transmission systems.

f) Centrais Elétricas do Pará S.A. – publicly-held company with controlling shareholder being Equatorial Energia S.A., which operates in the distribution and generation of electricity in the State of Pará, serving consumers in 143 municipalities. According to Concession Agreement 182/1998, signed on July 28, 1998, the concession period is 30 years, maturing on July 28, 2028, renewable for an equal period. In addition to the distribution agreement, the Company has Concession Contract Generation 181/98 of 34 thermoelectric power plants, with 11 owned and 23 from third parties, for exploring electricity generation, for a term of 30 years, maturing on July 28, 2028, renewable for an equal period. The investee presented on June 30, 2012 (latest published information) negative net working capital of R$ 1,686,894 (December 31, 2011 – R$ 1,191,873).

As announced to the market in the Material Fact published on February 28, 2012, the investee, pursuant to CVM Instruction 358/2002, indicated that it filed for reorganization before the courts of the Capital of the State of Pará, in accordance with Articles 47 and following Law 11.101/2005, with the purpose of helping to overcome their situation of economic-financial crisis, in order to allow the continued production source, workers employment and the creditors interests, thereby promoting the preservation of the company, its social function and stimulating economic activity. The bankruptcy filing was granted on February 29, 2012.

All existing claims against the investee until the date this motion was filed, even if not overdue, observing the legal exceptions, are subject to reorganization, pursuant to Article 49 of Law 11.101/2005, and shall be paid pursuant to the reorganization plan. On September 1, 2012 CELPA announced to the market, at a general meeting of creditors, that the judicial reorganization plan of the Company was approved.

Through announcement of Material Fact published on November 1, 2012 CELPA reported to shareholders and to the general public that pursuant to the Purchase and Sale of Shares and Other Covenants signed between Equatorial Energia S.A. and its controllers, Rede Energia S.A. and QMRA Participações S.A., with the intervention of the Companhia and Jorge Queiroz de Moraes Junior, which after approval by ANEEL and the Conselho Administrativo de Defesa Econômica – CADE, the sale was completed, the total amount of R$ 1.00, of 39,179,397 shares of the Company held by its controlling shareholders, corresponding to 65.18% of the voting capital and 61.37% of the total share capital of the Company.

g) Empresa Metropolitana de Águas e Energia S.A. – the concessionaire of a hydroelectric complex located on Alto Tietê, based on Hydroelectric Power Plant Henry Borden. EMAE also owns UHE Rasgão and UHE Port Goes, both in Tietê River. At the Paraíba Valley, city of Pindamonhangaba is located HPP Isabel, currently not operational.

h) Lajeado Energia S.A. – a privately-held corporation, controlled by EDP Energias do Brasil S.A., whose main purpose is the generation and sale of electricity. The Company holds 73% of the total capital of Investco S.A., whose main purpose is the exploration of UHE Luís Eduardo Magalhães and Associated Transmission System in the State of Tocantins, under the terms of Concession Contract for Use of Public Asset 05/97 – ANEEL, effective until 2033.

i) Centrais Elétricas Matogrossenses S.A. – a publicly-held company, under share control of Rede Energia S.A., operating in the electricity distribution segment, in addition to its own electricity generation through thermoelectric power plants for serving isolated systems in its concession area comprising the State of Mato Grosso, and serving consumers in 141 municipalities. According to Concession Contract 03/1997, signed on December 11, 1997, the concession period is 30 years, maturing on December 11, 2027, renewable for an equal period. In addition to the distribution agreement, the Company has Concession Contract Generation 04/1997, of 7 thermoelectric plants with their associated substations, maturing on December 10, 2027 (see Note 2). The investee reports on December 31, 2012 negative net working capital of R$ 438,922 (December 31, 2011 – R$ 82,136).

j) Norte Energia SA – a special purpose company, privately held, for the purpose of conducting all activities necessary for the implementation, operation and maintenance of the Hydroelectric power plant of Belo Monte (UHE Belo Monte), on the Xingu River, located in Para State and transmission facilities of restricted interest to the powerhouse. The Company holds 49% of the capital of Norte Energia. This spending has been invested heavily in organizational costs, development and pre-operation, which, according to the estimates and projections, should be absorbed by income from future operations. The investee will require financial resources of its shareholders and third parties of a significant amount, for the completion of its Hydroelectric Plant.

k) Madeira Energia SA – a privately held corporation, incorporated on August 27, 2007, aims to build and operate the Santo Antônio Hydroelectric Plant located on a stretch of the Madeira River, in the city of Porto Velho, Rondonia, and its Associated Transmission System. The Company holds 39% of the capital of Madeira Energia. The investee is incurring expenses of constitution related to the development of the construction project of Santo Antônio, which, according to the financial projections prepared by the management, should be absorbed by future revenues from operations. On December 31, 2012, the charge had negative net working capital of R$ 1,166,329 (December 31, 2011 – R$ 1,279,002).

The investee is facing difficulties in attracting and renewing its loans and financing, which has resulted in difficulties in liquidating the debt service, amortization and settlement of other short-term operational commitments.

As announced to the market by notice of Material Fact published on August 31, 2012, ANEEL declared that it would intervene in CEMAT, which is ruled by Provisional Measure 577, published on August 30, 2012. Additionally, the Company announced to the market on December 19, 2012 the postponement of the payment of interest on equity declared at the Annual General Meeting held on April 30, 2012. This payment is suspended until the financial strength of the Company has been restored.

IV – Specific Purpose Entities

Throughout recent years, the companies of Eletrobras System invested in project partnerships with private companies, where the Company is a non-controlling stockholder, holding preferred shares. These enterprises have the aim of operating in the electricity generation and transmission segments, whose values are classified as Assets – Investments.

Similarly, considering the need to expand investments in the Electricity Segment, companies controlled by the Company participate, as minority stockholders with common shares, in companies with concessions of electricity public utility services, classified as Assets – Investments. The relevant investments involving participation by the Company and its controlled companies with specific purpose are the following:

1 – Sistema de Transmissão Nordeste – STN

Partners – 1 – Chesf 49%; 2 – Alusa 51%

Purpose – LT 500 Hv, 546 vKm – Teresina/Fortaleza – operational

2 – Artemis Transmissora de Energia

Partners – Eletrosul 100%

Purpose – LT 525 Km – Salto Santiago /Cascavel – operational

3 – Empresa Transmissora do Alto Uruguai – ETAU

Partners – 1 – Eletrosul 24,4%; 2 – Terna Participações 52,6%; 3 – DME Energética 10%; 4 – CEEE-GT 10%

Purpose – LT 230 Kv, 187 Km – Campos Novos /Santa Marte – operational

4 – Enerpeixe S.A.

Partners – 1 – Furnas 40%; 2 – EDP 60%

Purpose – UHE Peixe Angical 452 MW – operational

5 – Manaus Construtora Ltda.

Partners – 1 – Eletronorte 30,0%; 2 – Chesf 19,5; 3 – Abengoa Holding 50,5%

Purpose – LT 500KV Oriximá/Cariri, SE Itacoatiara 500/138KV e SE 500/230KV – operational

6 – Uirapuru Transmissora de Energia

Partners – 1 – Eletrosul 75%; 2 – Elos 25%

Purpose – LT 525KV, Ivaiorã/Londrina

7 – Energia Sustentável do Brasil

Partners – 1 – Chesf 20%; 2 – Eletrosul 20%; 3 – Energy South America Participações LTDA 10,1%; 4 – Camargo Correa Investimentos em Infraestrutura S.A. 9,9%

Purpose – UHE Jirau, com 3.300 MW – start up estimated for 2013

8 – Norte Brasil Transmissora de Energia

Partners – 1 – Eletrosul – 24,5%; 2 – Eletronorte 24,5%; 3 – Andrade Gutierrez Participações 25,5%; Abengoa Concessões Brasil Holding S.A. – 25,5%

Purpose – LT Porto Velho/Araraquara, stretch 02, 600KV

9 – Estação Transmissora de Energia

Partners – Eletronorte 100%

Purpose – Rectifier Station – alternating current/direct current, and Inverter Station – direct current/alternating current, 600/500 KV—2950 MW

10 – Porto Velho Transmissora de Energia

Partners – Eletrosul 100%

Purpose – LT Porto Velho (RO), Collector Substation Porto Velho (RO), em 500/230 KV, and two ConverterCA/CC/CA Back-to-Back, em 400 MW

11 – Amazônia Eletronorte Transmissora de Energia

Partners – 1 – Eletronorte 49%; 2 – Bimetal 24,50%; 3 – Alubar 13,25%; 4 – Linear 13,25%

Purpose – 2 transmission lines in 230 KV, Coxipó / Cuiabá, with extension of 25 km and Cuiabá / Rondonópolis, with extension of 168 km – operational

12 – Intesa – Integração Transmissora de Energia

Partners – 1 – Chesf 12%; 2 – Eletronorte 37%; 3 – FIP 51%

Purpose – LT 500kV, in the stretch Colinas/ Serra da Mesa 2, 3rd circuit – operational

13 – Energética Águas da Pedra

Partners – 1 – Chesf 24,5%; 2 – Eletronorte 24,5%; 3 – Neoenergia S.A. 51%

Purpose – UHE Rio Aripuanã 261KW – operational

14 – Amapari Energia

Partners – 1 – Eletronorte 49%; 2 – MPX Energia 51%

Purpose – UTE Serra do Navio 23,33MW

15 – Brasnorte Transmissora de Energia

Partners – 1 – Eletronorte 49,71%; 2 – Terna Participações 38,70%; 3 – Bimetal Ind. e Com. de Produtos Metalúrgicos LTDA 11,62%

Purpose – LT Juba/Jauru 230 KV, with extension of 129 Km; LT Maggi/Nova Mutum 230 KV, with extension of 273 Km; SE Juba, 230/130 KV and SE Maggi, 230/138 KV

16 – Manaus Transmissora de Energia

Partners – 1 – Eletronorte 30%; 2 – Chesf 19,50%; 3- Abengoa Concessões Brasil Holding 50,50%

Purpose – LT Oriximiná/Itacoatiara, double circuit, 500KV, with extension of 374 KM, LT Itacoatiara/Cariri, double circuit 500KV, with extension of 212 Km, Itacoatiara Substation in 500/230 KV, 1.800MVA.

17 – Transleste

Partners – 1 – Furnas 24%; 2 – Alusa 41%; 3 – Cemig 25%; 4 – Orteng 10%

Purpose LT Montes Claros/Irapé, 345 kV – operational

18 – Transudeste

Partners – 1 – Furnas 25%; 2 – Alusa 41%; 3 – Cemig 24%; 4 – Orteng 10%

Purpose – LT Itutinga/ Juiz de Fora, 345 kV – operational

19 – Transirapé

Partners – 1 – Furnas 24,50%; 2 – Alusa 41%; 3 – Cemig 24,50%; 4 – Orteng 10%

Purpose – LT Irapé / Araçuaí, 230 kV – operational

20 – Chapecoense

Partners – 1 – Furnas 49%; 2 – CPFL 51% (Consócio Chapecoense 40% e CEEE-GT 9%)

Purpose – UHE Foz do Chapecó, Rio Uruguai, 855MW – operational

21 – Serra do Facão Energia

Partners – 1 – Furnas 49,47%; 2 – Alcoa Alumínio S.A. 34,97%, 3 – DME Energética S.A 10,09% e 4 – Camargo Corrêa Energia S.A. 5,46%.

Purpose – UHE Serra do Facão, 212,58 MW – operational

22 – Retiro Baixo

Partners – 1 – Furnas 49%; 2 – Orteng 25,5%; 3 – Logos 15,5%; 3 – Arcadis Logos 10%

Purpose – UHE Retiro Baixo, 82 MW – operational

23 – Baguari Energia

Partners – 1 – Furnas 30,61%; 2- Cemig 69,39%

Purpose – UHE Baguari, 140 MW – operational

24 – Centroeste de Minas

Partners – 1 – Furnas 49%; 2 – Cemig 51%

Purpose – LT Furnas/Pimenta (MG), 345 kV – operational

25 – Santo Antonio Energia

Partners – 1 – Furnas 39%; 2 – Odebrecht Investimentos 17,6%; 3 – Andrade Gutierrez Participações 12,4%; 4 – Cemig 10%; 5 – Fundos de Investimentos e Participações da Amazônia 20%; 6 – Construtora Norberto Odebrecht (1%).

Purpose – UHE Santo Antônio

26 – IE Madeira

Partners – 1 – Furnas 24,50%; 2 – Chesf 24,50%; 3 – CTEEP 31%

Purpose – LT Coletora Porto Velho/Araraquara, trecho 01, com 2.950 Km

27 – Inambari

Partners – 1 – Furnas 19,60%; 2 – Eletrobras 29,40%; 3 – OAS 51%

Purpose – Construction of UHE Inambari (Peru), and the Exclusive Use Transmission system, interconnecting Peru and Brazil, as well as the import and export of goods and services – in the pre-operational stage.

28 – Transenergia

Partners – 1 – Furnas 49%; 2 – Delta 25,5%; 3 – J. Malucelli 25,5%

Purpose – construction, deployment, operation and maintenance of transmission line power core network of the Sistema Elétrico Interligado Nacional Lote C

29 – Norte Energia S.A.

Partners – 1 – Eletrobras 15,00%; 2 – Chesf 15%; 3 – Eletronorte 19,98%; 4 – Petros 10%; 5 – Bolzano 10%; 6 – Other 30,02%

Purpose – UHE Belo Monte, at Xingu river

30 – Eólicas Junco I, Junco II, Caiçara I e Caiçara II

Partners – 1 – Chesf: 49%; 2 – Empresa francesa Votalia: 51%.

Purpose – purchase of energy from new wind generation projects. The plants Junco I and II of 30 MW each, will be built in the city of Jijoca de Jericoacoara, and power plants Caiçara I and II of 30 MW and 21 MW, respectively, will be built in the municipality of Cruz in the State of Ceará and will total 111 MW of installed power – pre-operational stage.

31 – Extremoz Transmissora do Nordeste – ETN S.A

Partners : 1 – Chesf 49%; 2 – CTEEP: Companhia de Transmissão de Energia Elétrica Paulista: 51%.

Purpose : construction, installation, operation and maintenance of transmission facilities of electricity of the Rede Básica do Sistema Interligado Nacional, specifically the LT Ceará Mirim – João Câmara II, CS, 500 kV, with 64 km; LT Ceará Mirim – Campina Grande III, CS, 500 kV, with 201 km; LT Ceará Mirim – Extremoz II, CS, 230 kV, with 26 km; LT Campina Grande III – Campina Grande II, CS, 230 kV, with 8,5 km; LT Secc. J. Camara II/Extremoz/SE Ceará Mirim, CS, 230 kV, with 6 km; LT Secc. C. Grande II/Extremoz II, C1 and C2, CS, 230 kV, with 12,5 km; SE João Câmara II, 500 kV; SE Campina Grande III, 500/230 kV; SE Ceará Mirim, 500/230 kV – pre-operational stage.

32 – TDG – Transmissora Delmiro Gouveia S.A

Partners – 1 – Chesf: 49%; 2 – ATP Engenharia Ltda.: 51%.

Purpose – construction, implementation, operation and maintenance of transmission facilities of the electricity transmission line São Luiz II, 230 Kv, with 156 Km de extensão – Maranhão, the substations Pecém III in 500/230 Kv (3.600 MVA), and Aquiraz II, in 230/69 kV (450 MVA)- Ceará – pre-operational stage.

33 – Pedra Branca, São Pedro do Lago e Sete Gameleiras

Partners – 1 – Chesf: 49%; 2 – Brennand Energia 51%.

Purpose – hiring, in the regulated environment, alternative sources of energy generation, in the form of energy availability, capacity to generate 30.0 MW each, in pre-operational stage.

34 – Interligação Elétrica Garanhuns S.A

Partners – 1 – Chesf: 49%; 2 – CTEEP: Companhia de Transmissão de Energia Elétrica Paulista 51%.

Purpose – construction, installation, operation and maintenance of facilities for electricity transmission, LT Luis Gonzaga – Garanhuns, 500 kV, with 224 km; LT Garanhuns – Campina Grande III, 500 kV, with 190 km; LT Garanhuns – Pau Ferro, 500 kV, with 239 km; LT Garanhuns – Angelim I, 230 kV, with 13 Km; SE Garanhuns, 500/230 kV; SE Pau Ferro, 500/230 kV, in pre-operational stage.

35 – Rio Branco Transmissora de Energia S.A

Partners – 1 – Eletronorte: 100%.

Purpose – construction, operation and maintenance of transmission lines between Porto Velho – Abunã and Abunã – Rio Branco, Loop 2, with 230 kV and extension of 487 km, in the states of Rondônia and Acre – operational.

36 – Cerro I, II e III

Partners – 1 – Eletrosul: 100%.

Purpose – wind generation, with installed capacity of 30MW each, operational

37 – Chuí

Partners – 1 – Eletrosul: 49%; 2 – Rio Bravo Investimentos: 51%.

Purpose – windpower, in pre-operational stage.

38 – Livramento

Partners – 1 – Eletrosul: 49%; 2 – Rio Bravo Investimentos: 41%; 3 – Fundação Elos: 10%.

Purpose – windpower, in pre-operational stage.

39 – Santa Vitória do Palmar

Partners – 1 – Eletrosul: 49%; 2 – Rio Bravo Investimentos: 51%.

Purpose – windpower, in pre-operational stage.

40 – TSBE

Partners – 1 – Eletrosul: 80%; 2 – Copel: 20%.

Purpose – LT 230 Kv – Nova Santa Rita – Camaquã 3 – LT 230 Kv Camaquã 3 – Quinta; LT 525 Kv Salto Santiago – Itá; LT 525 Kv Itá – Nova Santa Rita, in pre-operational stage.

41 – TSLE

Partners – 1 – Eletrosul: 51%; 2 – CEEE: 49%.

Purpose – LT 525 Kv Nova Santa Rita – Povo Novo; LT 525 Kv Povo Nova – Marmeleiro; LT 525 Kv Marmeleiro – Santa Vitória do Palmar. Seccion of LT 230 Kv Camaquã 3. In pre-operational stage.

42 – Marumbi

Partners – 1 – Eletrosul: 20%; 2 – Copel: 80%.

Purpose – LT 525 Kv Curitiba – Curitiba Leste (PR). In pre-operational stage.

43 – RS Energia

Partners – 1 – Eletrosul: 100%.

Purpose – LT 525 Kv Campos Novos(SC) – Nova Santa Rita(RS). LT 230 Kv Monte Claro – Garibaldi (RS). Operational.

44 – Costa Oeste

Partners – 1 – Eletrosul: 49%; 2 – Copel: 51%.

Purpose – LT 230 Kv Cascavel Oeste – Umuarama(PR). In pre-operational stage.

45 – Teles Pires Participações

Partners – 1 – Eletrosul: 24,70%; 2 – Neoenergia: 50,60%; 3 – Furnas: 24,70%.

Purpose – hydraulic generation, UHE Teles Pires, in pre-operational stage.

46 – Linha Verde Transmissora de Energia

Parceiro – 1 – Eletronorte: 49%; 2 – Abengoa Concessões Brasil Holding S.A.: 51%.

Purpose – LT Porto Velho – Samuel – Ariquemes – Ji-Paraná – Pimenta Bueno – Vilhena (RO), Jaurú (MT), with extension of 987 Km, 230 kV.

47 – Transmissora Matogrossense

Partners – 1 – Eletronorte: 49%; 2 – Alupar Investimentos S.A. – 46%; 3 – Mavi Engenharia e Construções Ltda. – 5%

Purpose – LT Jaurú – Cuiabá (MT), with extension of 348 Km and SE Jaurú, with 500 kV.

48 – Construtora Integração

Partners – 1 – Eletronorte: 24,50%; 2 – Eletrosul: 24,50%; 3 – Abengoa Concessões Brasil Holding S.A.: 51%

Purpose – Company formed for the construction of the project Norte Brasil Transmissora de Energia S.A.

49 – Transorte

Partners1 – Eletronorte: 49%; 2 – Alupar Investimento S.A.: 51%

Purpose – LT Lechuga (AM) – Equador – Boa Vista (RR), with 500 kV.

50 – Brasventos Eolo Geradora Energia

Partners – 1 – Eletronorte: 24,50%; 2 – Furnas: 24,50%; 3 – J. Malucelli: 51%

Purpose – Parque Eólico Rei dos Ventos 1 with 48,6 MW of installed capacity, located in the municipality of Galinhos, Rio Grande do Norte.

51 – Brasventos Miassaba 3 Geradora

Partners – 1 – Eletronorte: 24,50%; 2 – Furnas: 24,50%; 3 – J. Malucelli: 51%

Purpose – Parque Eólico Miassaba 3, with 50 MW of capacity installed, located at the municipality of Macau, in Rio Grande do Norte.

52 – Rei dos Ventos 3 Geradora

Partners – 1 – Eletronorte: 24,50%; 2 – Furnas: 24,50%; 3 – J. Malucelli: 51%

Purpose – Parque Eólico Rei dos Ventos 3, with 48,6 MW of capacity installed, located at the municipality of Galinhos, in Rio Grande do Norte.

53 – Luziana – Niquelândia Transmissora

Partners – 1 – Furnas: 49%; 2 – State Grid Corporation of China: 51%.

Purpose – Transmission facilities composed by substation Niquelândia, in 230/69 kV – (3+1) x 10 MVA, and substation Luziânia, in 500/138 kV – (3+1) x 75 MVA.

54 – Energia dos Ventos I a X

Partners – 1 – Furnas: 49%; 2 – Alupar 50,99%; 3 – Companies holding the rights of the studies: 0,01%.

Purpose – Concession for construction and exploitation of 10 Windpower Generating Power Plants and its transmission facilities. Windpower Generating Power Plants, totaling 230 MW installed, municipalities of Fortim and Aracatí – Ceará.

55 – Caldas Novas

Partners – 1 – Furnas: 49,90%; 2 – Desenvix: 25,5%; 3 – Santa Rita: 12,525%; CEL Engenharia: 12,525%.

Purpose – Transmission Facilities of the basic network, composed by Substation Corumbá, in 345/138 kV – 150 MVA – Caldas Novas – GO.

56 – Goiás Transmissão

Partners – 1 – Furnas: 49%; 2 – Desenvix: 25,5%; 3 – J. Malucelli Energia: 25,5%.

Purpose – construction, installation, operation and maintenance of the transmission lines Rio Verde Norte – Trindade; Trindade – Xavantes; Trindade – Região Centro Oeste.

57 – Madeira Energia S.A

Partners – 1 – Furnas: 39%; 2 – Odebrecht Energia: 18,6%; 3 – Andrade Gutierrez Participações S.A.: 12,4%; 4- CEMIG: 10%; 5 – FIP: 20%.

Purpose – construction and operation of the UHE Santo Antônio – Porto Velho – RO.

58 – MGE Transmissão

Partners – 1 – Furnas: 49%; 2 – Desenvix: 25,5%; 3 – J. Malucelli Energia: 25,5%.

Purpose – construction, installation, operation and maintenance of the LTs Mesquita – Viana 2 – Viana 2 – Viana e da SE Viana 2.

NOTE 16 – FIXED ASSETS

The fixed item assets refer to the infrastructure for electricity generation.

	12/31/2012
	Cost	Accumulated Depreciation	(-) Special Obligation	Impairment	Residual amount
In service
Generation	44,954,872	(17,166,530)	(291,602)	(2,082,854)	25,413,886
Management	2,012,186	(1,093,267)	—	—	918,919

	46,967,058	(18,259,797)	(291,602)	(2,082,854)	26,332,805

In progress
Generation	19,196,699	—	—	—	19,196,699
Management	1,877,598	—	—	—	1,877,598

	21,074,297	—	—	—	21,074,297

	68,041,355	(18,259,797)	(291,602)	(2,082,854)	47,407,102

	12/31/2011
	Cost	Accumulated Depreciation	(-) Special Obligation	Impairment	Residual amount
In service
Generation	560,323,895	(24,385,487)	(349,052)	(635,869)	34,953,487
Management	2,272,380	(1,353,630)	(32,712)	—	886,038

	62,596,275	(25,739,117)	(381,764)	(635,869)	35,839,525

In progress
Generation	16,906,190	—	—	—	16,906,190
Management	469,146	—	—	—	469,146

	17,375,336	—	—	—	17,375,336

	79,971,611	(25,739,117)	(381,764)	(635,869)	53,214,861

Assets comprising the fixed assets of the Company, associated and identified as public utility concession assets, cannot be sold or pledged as guarantee to third parties.

Special Obligations correspond to the resources received from consumers aiming at contributing to the execution of expansion projects necessary to answer electricity supply requests and are allocated to corresponding projects. The assets acquired with corresponding funds are recorded at the Company’s fixed assets, according to ANEEL’s provisions. In view of their nature, these contributions do not represent effective financial liabilities, as they will not return to consumers.

Changes in fixed assets

	Balance on 12/31/2011	Additions	Transfer In progress / service	Disposals	Depreciation	Effects of Law nº 12,783/13	Balance on 12/31/2012

Generation/Trading

In service	58,958,508	557,498	4,934,490	(156,493)	—	(20,457,903)	43,836,100
Accumulated Depreciation	(24,185,487)	(94,027)	(323,001)	78,576	(1,586,847)	8,944,256	(17,166,530)

In progress	16,906,190	7,375,893	(4,439,013)	(206,722)	—	(439,649)	19,196,699

Leasing	1,165,388	—	—	—	(46,616)	—	1,118,772
Provision for adjustments value recovery of assets - impairment	(836,208)	—	—	(846,511)	—	(400,135)	(2,082,854)

	52,008,391	7,839,364	172,476	(1,131,149)	(1,633,463)	(12,353,431)	44,902,188

Administration

In service	2,272,380	8,094	(209,789)	(58,499)	—	—	2,012,186
Accumulated Depreciation	(1,353,630)	(9,366)	260,911	36,364	(27,546)	—	(1,093,267)

In progress	469,145	2,548,125	(334,125)	(87,054)	—	(718,493)	1,877,598

	1,387,895	2,546,853	(283,003)	(109,189)	(27,546)	(718,493)	2,796,516

(-) Special Obligations Connected to the Concession
Accumulated Reintegration	14,053	—	—	—	2,824	—	16,877
Consumer Contribution	(147,894)	—	—	—	—	—	(147,894)
Federal Government Participation	(47,584)	—	—	—	24	—	(47,560)

Investment Credits	—	19	—	—	—	—	19

Others	—	—	—	—	—	(113,044)	(113,044)

	(181,425)	19	—	—	2,848	(113,044)	(291,602)

TOTAL	53,214,861	10,386,236	(110,527)	(1,240,339)	(1,658,161)	(13,184,968)	47,407,102

Effects of the Law 12,783/2013 on the changes of the fixed assets of 2012

Generation
Reclassification for receivable indemnifications (basic project)	(5,954,768)
Adjustment to the New Value of Replacement of the compensable assets	(2,825,060)
Gain (loss) with indemnifications of the extended concessions	(1,802,402)
Reclassification of financial assets (upgrades and improvements)	(1,483,540)
Installment of assets not recoverable - impairment	(1,119,198)

Total effect on fixed assets	(13,184,968)

	12/31/2012		12/31/2011
	Average depreciation rate	Accumulated Depreciation	Average depreciation rate	Accumulated Depreciation
Generation
Hydraulice	2.39%	11,728,578	2.44%	19,856,370
Nuclear	3.32%	3,080,265	3.30%	2,501,816
Therma	2.61%	2,245,169	5.77%	2,027,301
Aeolic	2.29%	21,749		—
Trading	7.85%	54,170		—

		17,129,931		24,385,487

Management	6.92%	1,129,866	7.46%	1,353,630

		1,129,866		1,353,630

Total		18,259,797		25,739,117

NOTE 17 – FINANCIAL ASSETS

	12/31/2012	12/31/2011
Transmission Concessions
Financial Asset - Allowed Annual Revenue	8,526,270	9,276,285
Financial Asset - Indemnifiable Concessions	11,098,119	17,273,525

	19,624,389	26,549,810
Distribution Concessions
Financial Asset - Indemnifiable Concessions	4,595,947	3,025,366

	4,595,947	3,025,366
Generation Concessions
Financial Asset - Indemnifiable Concessions	1,483,540	—

	1,483,540	—

Itaipu Financial Asset (item I)	19,657,434	18,592,152

	19,657,434	18,592,152

Total	45,361,310	48,167,328

Financial Assets - Current	579,295	2,017,949
Financial Liabilities - Current	(52,862)	—
Financial Assets - Non Current	44,834,877	46,149,379

Total	45,361,310	48,167,328

Effects of Law 12,783/2013 on the financial assets.

Generation
Reclassification of assets to financial assets (upgrades and improvements)	1,483,540

Effect on financial asset	1,483,540

Transmission
Reclassification to receive indemnification	(8,133,025)
Adjustment to the New Value of Replacement of the indemnifiable assets	(331,602)
Gain (loss) with indemnifications of extended concessions	(1,242,395)
Installment of non-recoverable assets - impairment	(41,511)

Effect on financial asset	(9,748,533)

Distribution
Adjustment to the New Value of Replacement of the compensable assets	359,182

Effect on financial asset	359,182

Effect in the total financial asset	(7,905,811)

I – Itaipu Financial Assets

	12/31/2012	12/31/2011

Accounts Receivable	1,459,221	2,278,404
Indemnity Right	849,724	611,508
Energy Suppliers - Itaipu	(734,252)	(586,994)
Reimbursement Obligations	(1,627,555)	(1,404,965)

Total assets (liabilities) current	(52,862)	897,953

Accounts Receivable	894,847	139,563
Indemnity Right	4,919,758	3,936,511
Reimbursement Obligations	(2,999,085)	(2,352,065)

	2,815,520	1,724,009

Itaipu Fixed Assets
Generation
In service	15,753,106	14,931,693
In progress	56,756	50,557

	15,809,862	14,982,250

Management
In service	862,196	797,093
In progress	222,718	190,847

	1,084,914	987,940

Total non-current assets	19,710,296	17,694,198

Total financial asset of Itaipu	19,657,434	18,592,152

The effects arising from Itaipu’s financial assets are listed above and detailed below:

a – Amounts arising from Electricity Trading of Itaipu Binacional

a.1 – Adjustment Factor

According to Law No. 11,480/2007, the adjustment factor of loan agreements signed with Itaipu Binacional, and credit assignment agreements signed with the National Treasury, was removed since 2007, assuring the Company full preservation of its flow of receivables.

Consequently, Decree No. 6,265 of November 22, 2007 was issued, regulating the trade of electricity from Itaipu Binacional, defining the difference to be applied in the transfer tariff, creating an asset related to the partial annual difference calculated equivalent to the annual adjustment factor removed from financing to be annually included in the transfer tariff, as of 2008, practiced by Eletrobras and preserving the flow of resources originally established.

Therefore, as of 2008, the difference arising from the removal of the annual readjustment factor, whose values are annually defined by a joint ministerial ordinance from the Ministries of Treasury and Mines and Energy, started to be included in the tariff for the transfer of power from Itaipu Binacional. This transfer tariff, in force in 2011, includes an amount equivalent to US$214,989, which will be received by the Company through charges to consumers, granted by Ordinance MME/MF 398/2008.

The balance deriving from the trading of electricity generated by Itaipu Binacional, represented by the item Reimbursement Rights, stated in Non-Current Assets, amounts to R$ 4,919,758 on December 31, 2012, equivalent to US$ 2,407,516 (December 31, 2011 – R$ 3,936,511, equivalent to US$ 2,098,577), of which R$ 2,999,085, equivalent to US$ 1,467,621, will be transferred to the National Treasury by 2023 represented by reimbursement obligations, as a result of credit assigned between the Company and the National Treasury, in 1999.

These amounts will be realized through their inclusion in the transfer tariff to be charged until 2023.

a.2 – Electricity trading

Law No. 10,438 of April 26, 2002, attributed to ELETROBRAS the responsibility for the acquisition of all electricity generated by ITAIPU to be consumed in Brazil, and for trading this electricity.

Therefore, in 2012, the equivalent of 83,847 GWh was sold, the energy supply tariff (purchase) practiced by ITAIPU was US$22.60/kW and the transfer tariff (sale) was US$24.88/kW.

The results from the trading of Itaipu’s electricity, in accordance with Decree No. 4,550 of December 27, 2002, observing the amendments introduced by Decree No. 6,265 of November 22, 2007, have the following allocation:

1) if positive, results will be allocated, by means of prorating to the individual consumer, through a bonus credit in the consumers’ electricity bills of the Brazilian Interconnected Electric System, for the residential and rural classes with monthly consumption lower than 350 kWh.

2) if negative, results are incorporated by ANEEL in the calculation of the transfer tariff of electricity contracted in the year subsequent to the formation of result.

This trading operation does not affect the Company’s results, and under the current regulation, negative results represent an unconditional receivable right and an effective obligation if negative.

In 2012, the activity had a surplus of R$ 280,029 (R$ 638,977 on December 31, 2011), and the resulting obligation is included under the item of financial asset.

II – Financial Asset – Electricity public utility concession

The item financial asset – the concession, in the amount of R$ 23,677,532 (December 31, 2011 – R$ 29,575,176) refers to the unrealized financial asset owned by companies of Eletrobras System, which as verified in distribution concessions by adopting a mixed model, and in transmission concessions by adopting a financial model, both provided for IFRIC 12.

NOTE 18 – INTANGIBLE ASSETS

	Balance on 12/31/2011	ADDITIONS	DISPOSALS	AMORTIZATIONS	TRANSFERS PROGRESS/ SERVICE	Balance on 12/31/2012
Linked to Concession - Generation	1,172,736	63,766	(845)	(45,896)	(13,665)	1,176,096

In service	944,973	15,242	(844)	(45,896)	94,448	1,007,923

Intangible Asset	1,020,331	15,226	—	—	94,448	1,130,005
Accumulated Amortization	(75,358)	(34)	(844)	(45,896)	—	(122,132)
Special Obligations	—	50	—	—	—	50

In progress	227,763	48,524	(1)	—	(108,113)	168,173

Intangible Asset	227,763	48,524	(1)	—	(108,113)	168,173

Linked to Concession - Distribution	794,148	52,714	17,851	(101,149)	518	764,082

In service	689,369	(41,523)	18,742	(101,149)	78,742	644,181

Intangible Asset	2,076,075	93,539	(105,114)	—	152,312	2,216,812
Accumulated Amortization	(931,659)	(112,232)	81,767	(152,749)	—	(1,114,873)
Special Obligations	(455,047)	(307)	19,868	51,600	(73,570)	(457,456)
Impairment	—	(22,523)	22,221	—	—	(302)

In progress	104,779	94,237	(891)	—	(78,224)	119,901

Intangible Asset	209,476	115,297	(5,611)	—	(149,518)	169,644
Special Obligations	(104,697)	(3,870)	4,720	—	69,225	(34,622)
Impairment	—	—	—	—	2,069	2,069
Onerous Concession Contract	—	(17,190)	—	—	—	(17,190)

Linked to Concession - Transmission	—	745	—	(34)	—	711

In service	—	689	—	(34)	—	655

Intangible Asset	—	689	—	—	—	689
Accumulated Amortization	—	—	—	(34)	—	(34)

In progress	—	56	—	—	—	56

Intangible Asset	—	56	—	—	—	56

Not Linked to Concession (Other intangible fixed asset)	404,483	27,543	(52,446)	(19,927)	198	359,851

Management
In service	499,380	15,804	(67,655)	(9,037)	26,894	465,386
Accumulated Amortization	(193,930)	(13,039)	17,318	(10,890)	(16)	(200,557)
In progress	99,033	24,754	(2,109)	—	(12,845)	108,833
Others	—	24	—	—	(13,835)	(13,811)

Total	2,371,367	144,768	(35,440)	(167,006)	(12,949)	2,300,739

The intangible asset is appropriated during its concession term.

NOTE 19 – IMPAIRMENT OF LONG-LIVED ASSETS

The Company defined the recoverable amount of its long-lived assets based on the value in use, as there is no active market for the infrastructure linked to the concession. The value in use is calculated based on the present value of the estimated future cash flow.

The amounts allocated to the assumptions represent the appraisal of the Management of the Company on future trends of the electricity sector and are based not only on external sources of information but also on historical data. The cash flow was projected based on the Company’s operating results and projections until the end of the concession, under these main assumptions:

a) Organic growth compatible with historic data and the Brazilian economy growth prospects;

b) Discount rate (after taxes) specific to each segment (4.98% for generation, 4.73% for transmission and 4.61% for distribution) calculated by a methodology usually applied by the market, taking into account the weighted average cost of capital;

c) The growth rate does not include inflation.

d) The Company has treated as independent cash generating units all its endeavors, no longer considering them as integrated due to the changes introduced by Law 12,783/2013.

The analysis established the need to constitute a provision for losses in the following projects in the year 2012:

a) Eletrosul – the Company recognized, in 2012, impairment of R$ 149,672 (R$ 107,664 in 2011). The accrued amounts refer to: R$ 44,377 from UGC John Borges, R$ 44,329 from UGC Rio do Chapéu; discontinuity of the projects PCHs Pinheiro (R$ 3,829) and PCH Itararé (R$ 4,256); impairment of financial assets in the UGC transmission line Presidente Médice – Santa Cruz (R$ 27,117) and substation Missões (R$ 4,998), and other assets of R$ 20,766.

b) Amazonas Energia (segmento de distribuição) – In the year 2010, ANEEL established a new tariff adjustment methodology that includes, among other factors, the reduction in asset remuneration (regulatory WACC). These factors lead to the need to recognize impairment over distribution assets of R$ 573.209 (December 31, 2011 – R$ 573,731), being R$ 522 registered as reversion in that year (2011 – reserve of R$ 69,546). Plus, in 2012 a loss of R$ 92,528 over tax credits was recognized.

c) Furnas – The Company recognized impairment over UHE Batalha and UHE Simplício amounting to R$ 1,028,266 (December 31, 2011 – R$ 693,335), over assets recovery, being R$ 334,931 this year (2011 – R$ 349,444) in view of increase in the costs of the structure imposed by delay in hydroelectric power plants construction.

d) Eletronorte – the following provisions were recognized in 2012: R$ 482,334 consisting of: R$ 344,104 on generating fixed assets of UHE Samuel; R$ 64,103, equivalent to the total assets of UTEs Floresta, Rio Acre, Rio Branco and Rio Madeira;

R$ 27,389 related to the fixed assets of the UTE Balbina; R$ 28,168 related to fixed assets of RBSE, R$ 6,503 on other generation fixed assets and R$ 12.067 on other fixed assets of transmission.

Balance on December 31, 2010	989,525

(+) Additions	460,661
(-) Reversals	(27,474)

Balance on December 31, 2011	1,422,712

(+) Additions	1,059,462
(-) Reversals	(522)

Balance on December 31, 2012	2,481,652

The impairment losses are recognized in the income statement as Operating Provisions. The impairment losses by segment are as follows:

	12/31/2012
	Generation	Transmission	Distribution	Total
Fixed assets	1,727,701	40,235	—	1,767,936
Intangible assets	1,740	32,115	587,333	621,188
Tax Credits	—	—	92,528	92,528

Total	1,729,441	72,350	679,861	2,481,652

NOTE 20 – SUPPLIERS

	12/31/2012	12/31/2011
CURRENT
Goods, Supplies and Services	5,479,412	4,740,332
Energy Purchased for Resale	1,841,910	1,544,536
CCEE - Electricity Trading Chamber	169,480	53,234

	7,490,802	6,338,102

NOTE 21 – ADVANCES FROM CLIENTS

	12/31/2012	12/31/2011
CURRENT
Advanced electricity sale - ALBRAS	45,583	44,098
Advances from clients - PROINFA	424,309	368,943

	469,892	413,041

NON CURRENT
Advanced electricity sale - ALBRAS	830,234	879,452

	830,234	879,452

TOTAL	1,300,126	1,292,493

I – ALBRÁS

The subsidiary Eletronorte executed the sale of electricity with ALBRÁS, in 2004, for a 20-year supply period, at an average of 750 MW/month until December 2006 and 800 MW/month between January 2007 and December 2024, setting the UHE Tucuruí break-even tariff as a parameter, plus a premium calculated according to the aluminum price on the London Metal Exchange (LME) – England. This price-setting constitutes an embedded derivative (see Note 44).

Based on these conditions, ALBRÁS made an energy pre-purchase offering with advance payment, comprising energy credits which will be amortized during the supply period in fixed monthly installments in average MW, according to the tariff effective in the billing month, as detailed below:

Date of Agreement
Client	Inicial	Final	Volume in Average Megawatts (MW)

Albrás	7/1/04	12/31/24	750 until 31/12/2006 and 800 as of 01/01/2007
Alcoa	7/1/04	1/1/24	from 304 to 328
BHP	7/1/04	1/2/24	from 353,08 to 492

II – PROINFA

PROINFA, enacted by Law No. 10.438/2002 as amended, aims at diversifying the Brazilian energy grid with the utilization of renewable energy sources, by means of economic utilization of available inputs and applicable technologies.

The Company ensures the purchase of electricity generated for a period of 20 years, as of 2006, and transfers this electricity to distribution concessionaires, free consumers and self-producers, excluding low-income consumers proportionally to consumption.

The transmission and distribution concessionaires pay to the Company the amount of electricity in quotas, equipment at cost corresponding to captive customers, free consumers and self-producers connected to its facilities, in twelve monthly installments, in the month before the reference date of energy consumption.

The operations related to PROINFA’s sale and purchase of electricity do not affect the Company’s results.

NOTE 22 – LOANS AND FINANCING

I – Company’s Agreements – Financial Institutions and Bonds

a) The Company has loan agreements executed with multilateral agencies, such as IDB, IRDB, KFW and EXIMBANK/JBIC, guaranteed by the Federal Government. These agreements follow a standard of covenants applicable to agreements with multilateral agencies, which are usually agreed upon in negotiations with this type of entity. In 2011, an agreement was signed with IBRD in the amount of US$ 495,000,000 destined to investments in distribution companies of Eletrobras System, mainly with a view to reducing levels of losses. Of this amount, only US$ 1,237,500 was withdrawn in May 2011 to pay loan fees and the remaining balance will be withdrawn.

In the A/B syndicated loan agreements between CAF and commercial banks, the Company has given covenants commonly used in the market, among which: existence of corporate guarantees, change of corporate control, compliance with licences and authorizations, and restriction to significant disposal of assets. In addition, according to market practices, there are two loan agreements coordinated by BNP and CDB, signed in 2007, in the amount of US$ 149,000 and of US$ 281,000, without federal guarantee, but that became effective only in 2008. The funds from these two contracts were designated to financing the Usina Termelétrica de Candiota II, Fase C, of CGTEE.

On 1 November 2012, the second tranche of the loan contracted from KfW in the amount of EUR 45,900, with federal guarantee, with 5 year grace period and a total term of 30 years and interest rate average of 2.93% per annum was signed. The funds will be designated to the project Complexo de São Bernardo belonging to Eletrosul, which aims to implement the 4-PCH in the state of Santa Catarina. The loan agreement relating to Tranche 1 was signed on December 12, 2008, in the amount of EUR 13,294.

On December 21, 2012, the financing contract with Caixa Economica Federal in the amount of R$ 3.8 million was also signed, and its proceeds will go towards the purchase of machinery and services imported from the nuclear plant Angra III. This contract has a federal guarantee, interest rate of 6.5% per annum and period of 25 years for repayment (with 5-year grace period).

Besides the bonds issued in 2005, of US$ 300,000, with former Dresdner Bank AG, and the bonds issued with Credit Suisse in 2009, of US$ 1,000,000, the Company raised funds through the issue of US$ 1,750,000,000 bonds in a joint operation between Santander and Credit Suisse, in October 2011. The proceeds obtained in the international market are set aside for the Partnership Investment Program.

In October 2012, Furnas entered into a financing agreement with Banco do Brazil, worth R$ 750,000, with total payment term of six (6) years, amortized via bullet on the last day of the contract, with compensation interest of 107.3% on the average of the Interbank Deposit Certificate – CDI. The funds will be designated for the investment program of the subsidiary and are guaranteed by the Company.

There were two (2) financing contracts entered into between RS Energy – a company that has 100% of its share capital owned by Eletrosul – and BNDES, in order to finance the construction and operation of Transmission Lines and substations located in the state of Rio Grande do Sul – the object of the concession through the auction ANEEL n° 008/2010.

The first financing agreement was signed on April 4, 2012, in the amount of R$ 41,898, at an average interest rate of 1.96% per annum plus the TJLP, it being the amortization done via SAC held for a period of 168 months. The second loan agreement was signed on April 30,2012, in the supplemental amount of R$ 9,413, with the same conditions of interest and financing term as before. It is noteworthy that both contracts have the Company’s intervention and corporate bail.

II – Global Reversion Reserve (RGR)

The Company is authorized to withdraw RGR resources, while not used for the purposes for which they are destined, applying them in the granting of financing for the expansion of the Brazilian electricity sector, improvement of the service and implementation of Federal Government programs.

Thus, the Company withdraws funds from RGR, recognizing a debt with this Fund and invests in specific investment projects, financed by the Company, with the purpose of:

a) expansion of electricity distribution services;

b) development of alternative electricity sources;

c) inventory and feasibility studies for the development of hydroelectric projects;

d) implementation of power generation units of up to 5,000 kW, exclusively for public utility in communities assisted by an isolated electric system;

e) efficient public lighting;

f) electricity conservation by means of improved quality of products and services;

g) universalization of access to electricity;

The remuneration resources withdrawn from RGR and used in the granting of loans to the Brazilian electricity sector, with annual interest of 5%. On December 31, 2012, the balance withdrawn from the Fund amounted to R$ 8,870,838 (December 31, 2011 – R$ 8,931,891) and was included under loans and financing, in liabilities.

The funds composing RGR are not an integral part of these financial statements, which is a separate entity from the Company.

	31/12/2012
	CONSOLIDATED
	CURRENT
	CHARGES		PRINCIPAL
	Avg. Rate	Amount	CURRENT	NON CURRENT
Foreign Currency
Financial Institutions

Interamericano Development Bank - IDB	4.40%	2,194	38,021	301,977
Corporación Andino de Fomento - CAF	2.51%	12,978	330,237	1,862,530
Kreditanstalt fur Wiederaufbau - KFW	3.86%	2	—	35,832
Eximbank	2.15%	1,346	52,067	234,296
BNP Paribas	1.53%	330	70,769	595,628
Other		672	30,502	33,970

		17,522	521,596	3,064,233

Bonus
Maturity 30/11/2015	7.75%	4,675	—	613,050
Maturity 30/07/2019	6.87%	68,687	251	2,043,538
Maturity 27/10/2021	5.75%	42,431	—	3,576,125

		115,793	251	6,232,713

Other
National Treasuryl - ITAIPU		5,579	475,031	8,849,631
CAJUBI - Fundação Prev ITAIPU PY		—	2,400	44,787
LLOYDS		—	38	991

		5,579	477,469	8,895,409

		138,894	999,316	18,192,355

Domestic Currency
Global Reversal reserve		—	—	8,870,838
Other Financial Institutions		49,830	1,868,668	3,871,825
Banco do Brasil		9,253	21,220	1,253,141
Caixa Econômica Federal		24,307	321,605	1,089,597
BNDES		84,282	929,800	11,926,269

		167,672	3,141,293	27,011,670

		306,566	4,140,609	45,204,025

	31/12/2012
	CONSOLIDATED
	CURRENT
	CHARGES		PRINCIPAL
	Avg. Rate	Amount	CURRENT	NON CURRENT
Foreign Currency
Financial Institutions

Banco Interamericano de Desenvolvimento	4.40%	2,400	34,901	191,957
Corporación Andino de Fomento - CA	2.40%	11,763	165,997	2,012,817
Kreditanstalt fur Wiederaufbau - KFW	3.87%	39	23,116	32,631
Dresdner Bank	6.25%	41	23,386	—
Eximbank	2.15%	1,635	53,362	293,487
BNP Paribas	1.82%	269	64,962	611,709
Other		1,244	12,088	17,367

		17,391	377,812	3,159,968

Bônus
Due Date 30/11/2015	7.75%	4,292	—	562,740
Due Date 27/10/2021	5.75%	36,845	—	3,282,650
Due Date 30/07/2019	6.87%	63,050	—	1,875,800

		104,187	—	5,721,190

Others
National Treasury - ITAIPU		3,922	416,325	8,561,657
CAJUBI - Fundação Prev ITAIPU PY		389	566	26,860

		4,311	416,891	8,588,517

		125,889	794,703	17,469,675

Domestic Currency
Global Reversal Reserve		—	—	8,946,901
Fundo de Investimento em Direitos Creditórios		—	—	—
Other financial institutions		52,040	1,075,795	3,084,264
Banco do Brasil		17,369	460,428	386,771
Caixa Econômica Federal		9,882	191,972	183,797
BNDES		49,127	1,228,122	8,336,944

		128,418	2,956,317	20,938,677

		254,307	3,751,020	38,408,352

a) The debts are guaranteed by the Federal Government and / or by Eletrobras.

b) The total debt in foreign currency, including costs relating to the consolidated group of R$ 19,300,565, equivalent to US$ 9,459,538. The percentage distribution by currency is as follows:

	US$	EURO	YEN
Consolidated	98.33%	0.19%	1.49%

c) Loans and financing are subject to charges, whose annual average rate for 2012 is 5.04% and in 2011 was R $ 4.97%.

d) The portion of long-term loans and financing expressed in thousands of U.S. dollars, has maturity dates as following:

2014	2015	2016	2017	2018	After 2018	Total
374.184	834.628	361.399	360.955	202,823	19,986,895	22,120,883

II – Financial lease operation:

In the subsidiary Amazonas Energia, leasing is classified as financial lease when the terms of respective contracts substantially transfer all the risks and benefits of asset ownership to the leaseholder. All other leases are classified as operating leases.

The assets acquired through financial lease are depreciated based on assets’ useful lives.

The face value adopted when calculating assets and liabilities originated by said agreements was found using as benchmark the amount defined to contract monthly power, multiplied by installed capacity (60 to 65 MW) and by the months of agreement’s effectiveness.

The conciliation between minimum future payments of the financial leasing of the Company and their present value is presented in the table below:

	12/31/2012	12/31/2011

Less than one year	298,231	283,831
More than one year and less than five years	1,491,157	1,419,154
More than five years	1,913,652	2,105,079
Charges of future financing over financial leasing	299,932	202,636

Gross liabilities of financial leasing - leasing minimum payments	4,002,972	4,010,700

Adjustment to presente value	(1,979,939)	(2,092,159)

Total minimum payments of financial leasing	2,023,033	1,918,541

III – GUARANTEES

The Company participates as intervening guarantor in several projects, of which the guaranteed amounts, projections and paid amounts are set forth in the table below.

								Projected Outstanding Balance
Company	Project	Bank	Type	Company Share	Financing Amount (*)	Outstanding Balance on 12/31/2012	Eletrobras Guaranteed Balance	2013	2014	2015	To be released after 2015	Guarantee Maturity Date
Eletrobras	Norte Energia	Promissory Notes	SPE	15.00%	150,000	154,271	1,543	—	—	—	—	01/15/2023
Eletrobras	Norte Energia	Lawful Fulfillment	SPE	15.00%	156,915	156,915	1,569	109,841	109,841	109,841	109,841	04/30/2019
Eletrobras	Norte Energia	BNDES	SPE	15.00%	3,375,000	470,966	4,710	513,353	559,555	609,915	664,807	01/15/2042
Eletrosul	ESBR	BNDES	SPE	20.00%	1,909,000	1,665,135	16,651	1,759,219	1,671,305	1,653,757	—	01/15/2034
Eletrosul	Cerro Chato I, II and II	Banco do Brasil	SPE	100.00%	223,419	210,730	2,107	182,965	155,191	127,396	—	07/15/2020
Eletrosul	RS Energia	BNDES	SPE	100.00%	126,221	100,523	1,005	90,256	75,985	68,386	—	06/15/2021
Eletrosul	Artemis Trans. se Energia	BNDES	SPE	100.00%	170,029	82,337	823	67,766	53,486	39,132	—	10/15/2018
Eletrosul	Norte Brasil Transmissora	BNDES	SPE	24.50%	257,250	223,954	2,240	278,945	240,100	222,950	—	01/15/2029
Eletrosul	Porte Velho Trans. Energia	BNDES	SPE	100.00%	283,411	304,571	3,046	311,372	297,557	267,801	—	08/15/2028
Eletrosul	UHE Mauá	BNDES	SPE	49.00%	89,384	90,789	908	84,682	78,684	72,655	—	01/15/2028
Eletrosul	UHE Mauá	BNDES/ Banco do Brasil	SPE	49.00%	89,384	90,865	909	84,709	78,711	72,697	—	01/15/2028
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	183,330	177,880	1,779	164,818	151,750	138,620	—	07/15/2026
Eletrosul	SC Energia	BNDES/ Banco do Brasil	Corporate	100.00%	50,000	27,686	277	23,399	19,105	14,783	—	05/15/2019
Eletrosul	SC Energia	BNDES/ BDRE	Corporate	100.00%	50,000	27,639	276	23,338	19,034	14,722	—	05/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	103,180	55,982	560	47,269	38,552	29,818	—	05/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	67,017	46,860	469	41,188	35,514	29,826	—	03/15/2021
Eletrosul	UHE São Domingos	BNDES	Corporate	100.00%	207,000	22,048	220	214,552	199,793	184,993	—	06/15/2028
Eletrosul	RS Energia	BNDES	SPE	100.00%	41,898	32,094	311	39,653	36,661	32,995	—	03/15/2027
Eletrosul	RS Energia	BNDES	SPE	100.00%	9,413	5,099	51	9,354	9,144	8,413	—	08/15/2027
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	14,750	14,701	147	13,621	12,541	11,465	—	07/15/2026
Eletrosul	UHE Teles Pires	BNDES LP	SPE	24.50%	199,758	188,154	1,882	—	—	—	—	02/15/2036
Eletrosul	UHE Teles Pires	FI - FGTS	SPE	24.50%	160,680	168,339	1,683	—	—	—	—	05/31/2032
Eletronorte	São Luis II and III	BNDES	Corporate	100.00%	13,653	11,621	116	10,646	9,671	8,695	8,695	11/15/2024

Eletronorte	Miranda II	BNDES	Corporate	100.00%	47,531	34,878	349	3,099	27,320	23,541	23,541	11/15/2024
Eletronorte	Ribeiro Gonç. / Balsas	BNB	Corporate	100.00%	70,000	70,000	700	68,065	64,167	60,278	60,278	06/03/2031
Eletronorte	Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	1,896	19	1,801	1,681	1,562	1,562	01/10/2029
Eletronorte	UHE Tucurí	BNDES	Corporate	100.00%	931,000	381,522	3,815	279,783	178,043	76,337	76,337	09/15/2016
Eletronorte	Norte Brasil Transmissora	BNDES	SPE	24.50%	257,250	223,954	2,240	278,945	240,100	222,950	—	01/15/2029
Eletronorte	Linha Verde Transmissora	BTG Pactual	SPE	49.00%	147,000	155,213	1,552	—	—	—	—	01/10/2013
Eletronorte	Manaus Transmissora	BASA	SPE	30.00%	75,000	83,445	834	91,911	101,236	108,604	—	07/10/2030
Eletronorte	Manaus Transmissora	BASA	SPE	30.00%	45,000	46,689	467	49,208	49,840	48,600	—	07/15/2032
Eletronorte	Manaus Transmissora	BNDES	SPE	30.00%	120,000	130,034	1,300	137,776	127,178	116,569	—	12/31/2026
Eletronorte	Estação Trans. de Energia	BNDES	SPE	100.00%	505,477	523,255	5,233	506,921	472,746	438,572	—	11/30/2038
Eletronorte	Estação Trans. de Energia	BASA	SPE	100.00%	221,789	222,599	2,226	232,868	219,625	206,381	—	07/30/2031
Eletronorte	Estação Trans. de Energia	BASA	SPE	100.00%	221,789	70,890	709	227,133	230,621	233,308	—	10/15/2030
Eletronorte	Rio Branco Transmissora	BNDES	SPE	100.00%	138,000	144,531	1,445	138,907	128,424	117,940	—	03/15/2027
Eletronorte	Trans Matogrossense Energia	BASA	SPE	49.00%	39,200	39,817	398	39,819	36,515	32,924	—	02/01/2025
Eletronorte	Trans Matogrossense Energia	BNDES	SPE	49.00%	42,777	41,134	411	38,077	35,019	31,952	—	05/15/2026
Eletronorte	Norte Energia	BNDES LP	SPE	19.98%	4,495,500	627,327	6,273	683,786	745,327	812,406	885,523	01/15/2042
Eletronorte	Rei dos Ventos 1 Eolo	Votorantin	SPE	24.50%	30,851	26,329	263	32,952	30,893	28,965	—	11/15/2029
Eletronorte	Brasventos Miassaba 3	Votorantin	SPE	24.50%	32,533	27,716	277	34,698	32,529	30,496	—	11/15/2029
Eletronorte	Rei dos Ventos 3	Votorantin	SPE	24.50%	30,984	76,448	264	33,150	31,079	29,136	—	11/15/2029
Eletronuclear	Angra III	BNDES	Corporate	100.00%	6,146,256	1,349,674	13,497	5,250,360	6,444,450	7,378,916	—	06/15/2036
Chesf	ESBR	BNDES	SPE	20.00%	1,909,000	1,665,135	16,651	1,759,219	1,671,305	1,653,757	—	01/15/2034
Chesf	Manaus Transmissora	BASA	SPE	19.50%	48,750	54,239	542	59,742	65,804	70,593	—	07/10/2030
Chesf	Manaus Transmissora	BASA	SPE	19.50%	29,250	30,348	303	31,985	32,396	31,590	—	06/15/2032
Chesf	Manaus Transmissora	BNDES	SPE	19.50%	78,000	84,522	845	89,555	82,666	75,770	—	12/31/2026
Chesf	Norte Energia	BNDES	SPE	15.00%	3,375,000	470,966	4,710	513,353	559,555	609,915	664,807	01/15/2042
Chesf	IE Madeira	BNDES LP	SPE	24.50%	377,535	377,535	3,775	377,535	454,031	423,971	—	03/15/2030
Chesf	IE Madeira	Itaú Debentures	SPE	24.50%	105,350	14,983	150	—	—	—	—	03/15/2013
Chesf	IE Madeira	Bradesco - Hedge	SPE	24.50%	3,901	3,901	39	3,901	—	—	—	09/30/2013
Chesf	IE Madeira	HSBC - HEDGE	SPE	24.50%	4,001	4,001	40	4,001	—	—	—	09/30/2013
Chesf	IE Madeira	Itaú BBA - NP	SPE	24.50%	71,050	71,973	720	—	—	—	—	03/18/2030
Chesf	IE Madeira	BASA FNO	SPE	24.50%	65,415	50,363	504	50,363	69,190	72,623	—	07/10/2032
Chesf	Pedra Branca Wind Power Plant	Itaú BBA	SPE	49.00%	33,026	31,875	319	—	—	—	—	07/03/2013
Chesf	São Pedro Lago Wind Power Plant	Itaú BBA	SPE	49.00%	36,603	31,700	317	—	—	—	—	07/03/2013
Chesf	Sete Garreleiras Wind Power Plant	Itaú BBA	SPE	49.00%	27,881	27,975	280	—	—	—	—	07/03/2013
Chesf	TDG	BNB	SPE	49.90%	29,940	38,095	381	39,293	—	—	—	05/17/2013
Chesf	TDG	BNB	SPE	49.90%	34,930	29,364	294	31,045	33,994	37,223	—	05/17/2031
Furnas	UHE Batalha	BNDES	Corporate	100.00%	224,000	166,829	1,668	154,001	141,198	128,362	—	12/15/2025
Furnas	UHE Simplício	BNDES	Corporate	100.00%	1,034,410	797,138	7,971	738,456	679,897	621,201	—	07/15/2026
Furnas	UHE Baguari	BNDES	Corporate	15.00%	60,153	51,162	512	47,295	43,436	39,567	—	07/15/2026
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	2,392,717	3,220,161	32,202	3,244,919	3,270,508	3,172,368	8,221	03/15/2034
Furnas	UHE Santo Antônio	BASA	SPE	39.00%	196,334	307,728	3,077	234,199	244,057	243,841	—	12/15/2030
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	657,271	770,441	7,704	718,364	666,264	614,008	—	09/15/2027
Furnas	Centroeste de Minas	BNDES	SPE	49.00%	13,827	12,194	122	10,539	9,221	—	—	04/15/2023
Furnas	Serra do Facao	BNDES	SPE	49.47%	257,357	274,864	2,749	268,950	250,294	231,639	—	06/15/2027
Furnas	Goiás Transmissão	BNDES	SPE	49.00%	97,020	97,608	976	98,185	94,593	91,000	—	12/01/2031
Furnas	MGE	BNDES	SPE	49.00%	58,359	56,685	576	53,303	49,229	45,155	—	01/01/2027
Furnas	Transenergia São paulo	BNDES	SPE	49.00%	18,963	19,538	195	18,737	17,936	17,134	—	08/15/2026
Furnas	Transenergia Renovável	BES	SPE	49.00%	77,910	75,055	751	73,771	68,392	63,013	—	11/15/2026
Furnas	Rei dos Ventos 1 Eolo	Votorantin	SPE	24.50%	30,851	26,329	263	32,952	30,893	28,962	—	11/15/2029
Furnas	UEE Miassaba 3	Votorantin	SPE	24.50%	32,533	27,716	277	34,698	32,528	30,496	—	11/15/2029
Furnas	UEE Rei Dos Ventos 3	Votorantin	SPE	24.50%	30,984	27,448	264	33,150	31,079	29,136	—	11/15/2029
Furnas	IE Madeira	BNDES LP	SPE	24.50%	377,535	377,535	3,775	377,353	454,031	423,971	—	03/15/2030
Furnas	IE Madeira	Itaú Debentures	SPE	24.50%	105,350	14,983	150	—	—	—	—	03/15/2013
Furnas	IE Madeira	Bradesco - Hedge	SPE	24.50%	3,901	3,901	39	3,901	—	—	—	09/30/2013
Furnas	IE Madeira	HSBC - HEDGE	SPE	24.50%	4,001	4,001	40	4,001	—	—	—	09/30/2013
Furnas	IE Madeira	Itaú BBA - NP	SPE	24.50%	71,050	71,973	720	—	—	—	—	03/18/2013
Furnas	IE Madeira	BASA FNO	SPE	24.50%	65,415	50,363	504	50,363	69,190	72,623	—	07/10/2032
Furnas	UHE Teles Pires	BNDES LP	SPE	24.50%	199,758	188,154	1,882	—	—	—	—	02/15/2036
Furnas	UHE Teles Pires	FI - FGTS	SPE	24.50%	160,680	168,339	1,683	—	—	—	—	05/31/2032
Other					349,800	359,761	3,598	—	—	—	—	Various

Total					34,304,163	18,911,394	189,114	21,385,510	22,170,660	22,546,183	2,503,612

(*)	Quote of the controlled part

The Company accrued under provisions, in non-current liabilities, the fair value of the amounts guaranteed by the Company on resources already released by the financing banks. The provision is recorded based on the fair value of the guarantees, set forth below:

Accrued amount

Guarantee owed on 12/31/2010	79,776
Changes in 2011	80,452

Guarantee owed on 12/31/2011	160,228
Changes in 2012	28,885

Guarantee owed on 12/31/2012	189,113

a) UHE Simplício – Project of subsidiary Furnas, with an installed capacity to generate 337.7 MW. 100% of the project interest is held by Furnas. Therefore, the Company guarantees 100% of its financing.

b) UHE Mauá – Project with installed capacity of 361 MW, in partnership with Eletrosul (49%) and Copel (51%). This hydroelectric power plant (Usina Hidrelétrica de Energia, UHE) has two agreements with BNDES, one direct and one indirect, the Company guarantees 49% in both agreements.

c) UHE Jirau – SPE Energia Sustentável do Brasil, established by subsidiaries Eletrosul, CHESF, GDF Suez Energy and Camargo Corrêa, with installed capacity of 3,450MW. For this project, two financing agreements were signed with BNDES, one direct and one indirect, through onlending banks, to be paid in 240 months. The Company is a guarantor of the participation held by its subsidiaries – Eletrosul (20%) and CHESF (20%).

d) UHE Santo Antônio – SPE Santo Antônio Energia, established by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia – FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. And Andrade Gutierrez Participações S/A, with installed capacity of 3,150 MW. The Company acts as a garantor in loans with BNDES and Banco da Amazônia. This is limited to the ratio of Furnas’ participation (39%) in this undertaking.

e) UHE Foz do Chapecó – SPE Foz do Chapecó Energia, whose power plant has an installed capacity of 855MW, has the Company as guarantor of contracts with BNDES, with amounts limited, in replacement of bank guarantees previously contracted, to Furnas interest in the SPE (40%).

f) UHE Baguari – Corporate project of Furnas, with installed capacity of 140MW. The Company is the guarantor of 15% of the BNDES loan agreement.

g) UHE Serra do Facão – SPE Serra do Facão, established by Furnas (49.5%), Alcoa Alumínio S.A.(30,5%), DME Energética (10%) and Camargo Corrêa Energia S.A (10%), with installed capacity of 210MW. The guarantee rendered by the Company on the loan agreement with BNDES refers to the participation of Furnas in the project.

h) Eólicas Cerro Chato I, II and III – SPEs Eólicas Cerro Chato I, II and III are established by Eletrosul (90%) and Wobben (10%), with installed capacity of 30MW each. The project has 80% financing payable in 10 years, with 2 years of grace period. Eletrobras’ guarantee represents 90% of the loan agreement.

i) Norte Brasil Transmissora de Energia – SPE, with interest of Eletronorte (24.5%) and Eletrosul (24.5%), aimed at implementing, operating and maintaining the transmission line LT Porto Velho/Araraquara, with 2,375 km of extension.

j) Manaus Transmissora de Energia – SPE, that has the participation of Eletronorte (30%) and Chesf (19.5%) as the objective of operating 4 substations and one transmission line of 586 km (LT Oriximiná/Itacoatiara/Cariri). The Company is the guarantor in two loan agreements in this project (BASA and BNDES).

k) Mangue Seco 2 – SPE with a 49% participation owned by Eletrobras and 51% participation owned by Petrobras for the construction and operation of three wind power plants in Guararé, in the state of Rio Grande do Norte. In this project, the guarantee is tendered by the Company, proportional to its participation in the long-term loan agreement with BNB.

l) UHE Batalha – Corporate project of Furnas with the capacity of generating 52.5MW, which has entered into a loan agreement with BNDES. The Company acts as guarantor of the referred contract.

m) RS Energia – Guarantee to Eletrosul in the loan agreement with BNDES and onlending banks upon the purchase of equity interest from companies Schahin Engenharia S/A and Engevix Engenharia S/A in transmission companies. Eletrosul holds a 100% participation in RS.

n) IE Madeira – SPE Interligação Elétrica do Madeira, with equity interest of Furnas (24.5%) and Chesf (24.5%). In this project, there is a counter-guarantee tendered by Eletrobras in the Financial Guarantee Contracts, as collateral for the short-term loan with BNDES, limited to the equity interest of its subsidiaries. There is also a short-term loan with BNDES, in which the Company has the role of intervenient party, proportional to its subsidiaries.

o) UHE Belo Monte – SPE Norte Energia, with installed capacity of 11,233 MW, of Chesf (15%), Eletronorte (19,98%) and Eletrobras (15%), in addition to other partners. Guarantee provided by the Company on behalf of the SPE for the liabilities, with JMALUCELLI insurance company, within the scope of surety insurance contract. The Company is also intervening party in a short-term loan contract signed with BNDES.

p) Angra III – The Company is guarantor in the financing of Eletronuclear by BNDES, for the construction of the UTN Angra III corporate project.

NOTE 23 – DEBENTURES

On December 31, 2012, the breakdown of balance of outstanding debentures is as set forth below:

Interest Rate	Maturity		12/31/2012	12/31/2011

106.5% CDI	09/15/2012		—	210,984
IPCA + 6.5% per year	09/30/2012		—	279,387
IPCA + 6.5% per year	12/30/2012		—	248,866
IPCA + 6.5% per year	09/30/2013		314,390	279,410
106.5% CDI	02/28/2014		12,364	—
0.9875%	11/14/2017		22,325	—
IPCA + 6.5% per year	(	*)	307,728	—
15% per year	07/10/2031		69,320	—

			726,127	1,018,647

(*)	15 installments as of 2023

The amount of R$210,984 refers to the issuing of 420 debentures, Single Series, due on September 15, 2012, with 106,5% CDI interest rate, with a R$1,000 individual unit value, executed by SPE Interligação Elétrica do Madeira S.A, with 400 debentures issued on September 15, 2011 and the remaining 20 debentures issued on October 03, 2011. These debentures were redeemed in their totality with resources deriving from the contract of a long-term loan agreement with BNDES.

NOTE 24 – COMPULSORY LOAN

The Compulsory Loan over the consumption of electricity, enacted by Law number 4,156/1962 with the objective of generating resources for the expansion of the Brazilian energy sector, was extinguished by Law number 7,181, of December 20, 1983, which established December 31, 1993 as the final deadline for collection.

In the first phase of such Compulsory Loan, terminated by the enactment of Decree-Law 1,512/1976, the collection of taxes included several classes of energy consumers, and taxpayers credits were represented by Bearer Bonds issued by the Company.

Subsequently, observing the dispositions of this Decree-Law, such Compulsory Loan was charged solely from industries with monthly energy consumption exceeding 2,000 kwh, and taxpayers’ credits were no longer represented by the bonds, but rather in book-entry form by the Company.

The remaining balance of the Compulsory Loan, after the 4th conversion into shares, which happened on April 30, 2008, refererring to credits constituted from 1988 to 2004, is recorded in the current and non-current liabilities, maturing as of 2008, and accruing at an interest rate of 6% per year, plus monetary adjustment based on the IPCA-E variance, and corresponding, on December 31, 2012, to R$334,192 (December 31, 2011 – R$ 227,174), of which R$ 321,894 is non-current (December 31, 2011 – R$ 211,554).

I – Bearer Bonds Issued by the Company

The Bearer Bonds, issued as a result of the Compulsory Loan, are not marketable securities, are not negotiable in stock markets, are not quoted and are unenforceable. Therefore, the Company Management clarifies that Eletrobras does not have outstanding debentures.

The issuing of such bonds was a legal imposition and not a corporate decision by the Company. In the same manner, acceptance thereof by the bondholders was not the result of an act of will, but was a legal duty, by force of Law number 4,156/1962.

CVM, in a decision by its Collegiate body, published in the administrative proceeding CVM RJ 2005/7230, filed by the holders of such bonds, states that “the bonds issued by the Company as a result of Law number 4,156/1962 cannot be deemed as securities”.

It is also the understanding of the CMV that there is neither irregularity in the procedures adopted by the Company in its Financial Statements, in the matter of the above-mentioned bonds, nor in the disclosure of the existence of lawsuits.

The unenforceability of such Bearer Bonds was reinforced by decisions of the Supreme Court of Justice, which confirmed the understanding that such bonds are expired and cannot provide guarantee for tax foreclosures.

Therefore, the Bearer Bonds issued during the first phase of Compulsory Loan, per decision of the CVM, cannot be considered as debentures. In addition, by force of section 4, paragraph 11 of Law number 4,156/1962 and in section 1 of Decree 20,910/1932, they are unenforceable – a condition which was confirmed in Informational Bulletin 344 of the Supreme Court of Justice (Superior Tribunal de Justiça, STJ), where it is stated that such Bonds cannot be used as guarantees for tax foreclosures, since they have no net value and are not debentures.

In this manner, the liability relating to the Compulsory Loan refers to residual credits, constituted between 1988 and 1994, from industrial consumers with consumption exceeding 2,000 kW/h, regarding the second phase of the Compulsory Loan, as well as unclaimed interest relating to such credits, as set forth below:

	CONSOLIDATED
	12/31/2012	12/31/2011
CURRENT
Interest Payable	12,298	15,620

	12,298	15,620

NON-CURRENT
Collected credits	321,894	211,554

TOTAL	321,894	211,554

NOTE 25 – FUEL CONSUMPTION ACCOUNT (CONTA DE CONSUMO DE COMBUSTÍVEL, CCC)

The Fuel Consumption Account (CCC), created by Decree number 73,102, dated November 7, 1973, has the purpose of grouping the allocation of costs related to the consumption of fuel for the generation of thermoelectric energy, particularly in the Northern Region of the country.

Pursuant to Law No. 8,631 of March 04, 1993, the Company manages the amounts relating to tax payments made by the electricity public utility concessionaires, for credit in the Fuel Consumption Account – CCC, corresponding to annual quotas allocated to expenditures on fuel for electricity generation. The amounts recorded in the current assets against current liabilities correspond to the availability of resources, maintained in restricted cash, and to the quotas not paid by the concessionaires.

NOTE 26 – SOCIAL CONTRIBUTION AND TAXES – LIABILITIES

a)	Taxes payable:

	12/31/2012	12/31/2011
PASEP e COFINS	338,200	219,257
ICMS	230,575	124,662
PAES / REFIS	589,090	833,469
INSS/FGTS	129,977	79,105
Other	233,740	332,242

Total	1,521,581	1,588,735

Current Liabilities	886,312	815,236
Non-current liabilities	635,269	773,500

b)	Tax and social security contribution

	12/31/2012	12/31/2011
Current Liabities
Current income tax	277,459	95,376
Current Social Contribution	93,245	121,909
	370,704	217,285

Non-current liabilities
Deferred income tax and social contribution	779,615	1,129,022

c)	Conciliation of expenses with taxes and social security contributions

	12/31/2012		12/31/2011		12/31/2010
	IRPJ	CSLL	IRPJ	CSLL	IRPJ	CSLL
Income (loss) before IRPJ and CSLL	(7,316,126)	(7,316,126)	4,538,822	4,538,822	4,047,250	4,047,250
Losses on subsidiaries that do not record deferred tax assets	4,412,788	4,412,788	891,499	891,499	1,411,911	1,411,911
Adjusted basis	(2,903,338)	(2,903,338)	5,430,321	5,430,321	5,459,161	5,459,161
Total of IRPJ and CSLL calculated as the rates of 25% and 9%, respectively	(725,835)	(261,300)	1,357,580	488,729	1,364,790	491,324

Effects of additions and (exclusions)
Dividend revenues	—	—	(172,341)	(62,043)	(150,217)	(54,078)
Equity accounting	(117,146)	(42,173)	(120,696)	(43,450)	(167,439)	(60,277)
Provision of JCP – Interest on Capital	(108,490)	(39,057)	(485,361)	(174,729)	(92,689)	(33,368)
Provision for reduction to market value	—	—	67,964	24,467	165,410	59,548
Other additions (exclusions)	(255,511)	(34,284)	(172,152)	68,835	(45,248)	16,510

Income tax and social contribution	(244,688)	(145,786)	474,994	301,809	1,074,606	419,659

d)	Tax Incentive – SUDENE

Provisional Measure number 2,199-14, dated August 24, 2001, amended by Law number 11,196, of November 21, 2005, allows companies that are located in the Northeast Region and have projects in the infrastructure sector considered a priority for regional development by act of the Executive branch, to reduce the amount of income tax for the purpose of investment in projects of installation, expansion, modernization or diversification.

In concession contracts number 006/2004 for generation and number 061/2001 for transmission, the right to incentive reduction of 75% of taxes includes the years 2008 to 2017. For transmission contracts number 008/2005 and 007/2005 the right to incentive reduction was granted for the period of 2011 to 2020. For contracts containing tax incentives, the 25% income tax rate is reduced to 6,25%.

In the year 2012, CHESF did not use the 75% reduction in income tax incentive, due to not recording a tax profit. In 2011, the tax incentive mentioned above totalled R$ 317,812, recorded in the income statement for the fiscal year as a reduction of income tax, in accordance with IAS 20 – Government Grants.

e)	Special Installment Program – PAES

Subsidiaries Furnas, Eletrosul, Eletronorte, Amazonas Energia and Distribuição Alagoas chose the refinancing of tax debt. The term of the financing is limited to 180 months and the outstanding balance is corrected by the Long Term Interest Rate – TJLP and SELIC.

NOTE 27 – REGULATORY FEES

	12/31/2012	12/31/2011
CURRENT LIABILITIES
RGR Quota	124,763	181,868
CCC Quota	32,494	50,081
CDE Quota	10,498	13,168
PROINFA Quota	23,012	60,643
Compensation for the Use of Water Resources	724,447	584,816
Electricity Services Inspection Fee	16,957	11,116
Research and Development (Pesquisa e Desenvolvimento, P&D)	353,753	274,722
Energy Efficiency Program (Programa de Eficiência Energética, PEE)	18,369	32,937
Others	3,858	9,417

	1,308,152	1,218,768

NON-CURRENT LIABILITIES
RGR Quota	32,177	15,010
Research and Development - P&D	369,026	340,132
Energy Efficiency Program - PEE	27,298	30,582

	428,501	385,724

TOTAL	1,736,653	1,604,492

a) Global Reversion Reserve (Reserva global de Reversão, RGR)

The contribution to establish the RGR was the responsibility of the Electricity Public Utility Companies, based on a quota called Reversal and Expropriation of Electricity Services, of up to 2.5% of the value of investments of concessionaires and licensees, limited to 3% of the annual revenue. The value of the quota was calculated as a service cost component for the concessionaires.

Concessionaires would pay their annual quotas to the Fund, not controlled by the Company, into an escrow bank account managed by the Company, which operates the account within the limits set forth in Law number 5,655/1971 and all amendments thereto. This is not reflected in the Company’s Financial Statements, since it is an entity autonomous to the Company.

With the amendment of Law 12,783/2013, as of January 1, 2013, the following are no longer obligated to collect the annual RGR quotas:

I – concessionaires and licensees of electricity distribution public utility;

II – concessionaires of electricity transmission public utility contracted as of September 12, 2012; and

III – concessionaires of electricity transmission and generation public utility prorogated or contracted under the terms of Law number 12,783/2013.

b) Fuel Consumption Account – CCC

Sectoral fund amended by Law number 12,111/2009, created in the 1970s, has the purpose of reimbursing part of the total generation cost to meet the electricity public utility in the Isolated Systems, maintaining the coverage for subrogated projects.

This total cost of generation of electricity to meet the Isolated Systems takes into account costs related to the price of energy and the power contracted by the distribution agents as well as the costs relating to the distribution agents’ own generation of power, including the need to hire machines, import energy and their associated potential transmission expenses. It also takes into account the charges and taxes not recovered, investments made in generation, the price of electricity services provided in remote regions, including the installation, operation and maintenance of decentralized generation systems with associated networks, and, in addition, the contracting of capacity reserve to ensure the supply of electricity.

Of the verified cost, the CCC will reimburse the difference relating to the average cost of power and energy traded in the Environment of Regulated Contracting (Ambiente de Contratação Regulada, ACR) of the National Interconnected System (Sistema Interligado Nacional, SIN).

The resources of the CCC derive from collecting quotas by distribution companies, licensees and transmission companies in the entire country, in proportion and at amounts determined by ANEEL. As of the enactment of Law No. 12.111/2009, there is no longer an estimated date for the termination of activities by this sectoral fund, and its management does not affect the income of the Company.

c) Energy Development Account (Conta de Desenvolvimento Energético, CDE)

The Energy Development Account (CDE) is destined to promote the energy development of Brazilian state electricity services universalization projects, a subsidy program for low-income consumers and expansion of a natural gas network to serve states without a pipe network.

Created on April 26, 2002, the CDE has a 25-year duration and is managed by the Company, in compliance with a schedule defined by the Ministry of Mines and Energy, and does not affect the Company’s income.

The CDE is also used to ensure competitiveness of the energy produced from alternative sources (wind, small hydroelectric power plants and biomass) and the domestic mineral coal.

As of the 2013 fiscal year, as one of the instruments to make feasible the reduction in energy bills, this contribution was reduced to 25% of the current rate.

d) PROINFA

Federal Government Program for the development of projects to diversify the Brazilian energy grid and incentivize the development of alternative sources of electricity, enacted by Law number 10,438 of April, 2002. It is managed by the Company and seeks regional solutions for the use of renewable energy sources.

PROIFA predicts the operation of 144 plants, totaling 3,299.40 MW of installed capacity. The program’s power plants are responsible for the generation of approximately 12,000 GWh/year – a quantity capable of supplying approximately 6,9 million households and equivalent to 3.2% of the country’s total annual consumption. The contracted 3,299.40 MW are divided into 1,191.24 MW from 63 Small Water Plants (Pequenas Centrais Hidrelétricas, PCHs), 1,422,92 MW from 54 wind power plants, and 685.24 MW from 27 biomass-based plants. This energy has guaranteed contract for 20 years. The operations within the scope of PROINFA do not affect the Company’s income (being the Company responsible for the payment).

e) Financial compensation through the utilization of water resources

The Financial Compensation through the Utilization of Water Resources for the purpose of generating electricity was enacted by the 1988 Federal Constitution. It is a percentage that the hydroelectric power concessionaires pay for the utilization of water resources. ANEEL manages the collection and distribution of resources among beneficiaries: States, Municipalities and agencies directly managed by the Federal Government.

As per Law 8,001, of March 13, 1990, with amendments issued by Laws number 9,433/1997, 9,984/2000 and 9,993/2000, 45% of funds are allocated to the Municipalities encompassed by UHEs reservoirs, while the States are entitled to another 45%. The Federal Government receives 10% of the total. Generation companies characterized as Small Hydroelectric Power Plants (PCHs), are exempted from paying financial compensation.

The concessionaires pay 6.75% of the value of the energy produced for the purpose of Financial Compensation.

f) Electricity Services Inspection Fee

The Electricity Services Inspection Fee was created by Law number 9,427 of December 26, 1996, and regulated by Decree 2,410 of November 28, 1997, with the purpose of creating revenue from the National Electricity Regulatory Agency to cover its administrative and operational expenses.

The TFSEE is equivalent to 0.5% of the economic value added by the concessionaire, licensee or authorized company, including the case of independent production and self-production, in the exploration of electricity services and facilities.

The TFSEE has been payable from January 1, 1997, being annually established by ANEEL and paid in twelve monthly quotas.

NOTE 28 – SHAREHOLDERS REMUNERATION

	12/31/2012	12/31/2011
Current
Interest on capital	433,962	1,066,951
Unclaimed dividends	100,826	109,398
Dividends retained from previous fiscal years	3,416,545	3,147,364
	3,951,333	4,323,713

Non-current
Dividends retained from previous fiscal years	—	3,143,222

Total	3,951,333	7,466,935

I – Relating to the Fiscal Year

The Company’s Bylaws establish as minimum mandatory dividend, 25% of the net income, adjusted according to Brazilian Corporation law, observing the minimum compensation for preferred classes of shares A and B, of 8% and 6%, respectively of the face value related to these types and classes of shares, predicting the possibility of interest payment over own capital.

Grounded in doctrinal understanding on the subject, the Management believes that: (1) given the existence of retained earnings that exceeds the absorption of losses for the year, they should make the payment of dividends provided for in Article 8 of the Bylaws regarding preferred class “A” and “B” shares and (2) remaining booked profits after payment to the preferred shareholders, is also allowed to be paid to the common shares and, therefore, we propose the allocation of dividends to the holders of common shares. The management made a provision for the obligation associated with the dividends on the preferred shares, on December 31, 2012.

The Company calculated losses, proposing, therefore, only dividends attributed to preferred shares of classes A and B under the terms of Section 8 of its Bylaws.

In 2012, the Company attributed compensation to shareholders in the form of interest on capital – JCP in the amount of R$ 433,962 (R$ 433.962 in 2011), imputed in the dividends of the fiscal year, according to the statutory dispositions, of which the compensation per share is as follows:

Compensation per share – Expressed in reais

			12/31/2012	12/31/2011

Common shares	1,72% of capital	(2011 - 2.51%)	0.39	0.58
Preferred class A shares	9.41% of capital	(2011 - 9.41%)	2.17	2.17
Preferred class B shares	7.06% of capital	(2011 - 7.06%)	1.63	1.63

Remuneration to shareholders of common shares will be held in the form of interest on capital in the amount of R$ 433,962 (R$ 632,989 in 2011), attributed to dividends for the year reflected in equity.

According to the current tax legislation, there is Income Tax Withholding (IRRF) over the amount of the compensation proposed to shareholders, for purpose of JCP.

There is monetary restatement over the proposed compensation as of January 1, 2012 until the date of the effective commencement of the payment, a date which shall be decided by the Annual General meeting, which will examine the Financial Statements and the proposal for allocation of the net income for this fiscal year. There is withholding of income tax over a proportion referring to the monetary correction by the SELIC rate, according to current legislation.

Observing what was established during the 52nd Ordinary General Assembly, which took place on April 30, 2012, the payment of compensation to shareholders for the 2011 fiscal year, in the form of the JCP, commenced on May 18, 2012.

II – Withheld Dividends from Previous Fiscal Years

The Company’s Board of Directors opted, in January of 2012, to pay out the balance from the Special Reserve of Non-Distributed Dividends in four annual installments, as of and including the 2010 fiscal year.

Individuals and companies who are shareholders of the Company on January 29, 2010 are entitled to the above mentioned payments, with the June 2013 (last) installment remaining to be liquidated, in the amount of R$ 3,416,545 (R$ 6,290,586 on December 31, 2011).

Credits will be compensated by the variation of the SELIC Rate, up to the date of the effective payment of each installment, and income taxes are withheld from this compensation, according to current legislation.

III – Expired Dividends

The balance of stockholders’ compensation, set forth in the current liability, contains the installment of R$ 100,826 (R$ 109,398 on December 31, 2011), referent to unclaimed compensations from the 2009, 2010 and 2011 fiscal years. Compensation referent to the 2008 and earlier fiscal years is expired, according to the terms of the Company’s Bylaws.

NOTE 29 – ACCOUNTS PAYABLE TO BRAZILIAN FEDERAL TREASURY

	CURRENT		NON-CURRENT
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Acquisition of CEEE-GT and CEEE-D shares	122,905	101,448	33,105	144,753
Other	8,142	7,602	3,967	10,923
	131,047	109,050	37,072	155,676

NOTE 30 – POST-EMPLOYMENT BENEFITS

Companies from the Eletrobras System sponsor pension plans for their employees, as well as post-employment life insurance and health care plans in certain cases. Such benefits are classified as defined benefits (BD) and of defined contribution (CD).

Due to the decentralized structure of the Eletrobras System, each segment sponsors their own employee benefit package. Overall, the Group offers benefits such as pension, health care and post-employment life insurance to its current and future retirees and their dependents, as set forth in the table below:

Types of post-employment benefits sponsored by the Eletrobras System
Company	Pension Plans			Other post- employment benefits
	Defined Benefit Plan	Settled Plan	Defined Contribution Plan	Life Insurance	Health Care
Eletrobras	X		X	X
Amazonas	X		X
Boa Vista	X		X		X
Ceal	X		X		X
Cepisa	X
Ceron			X
CGTEE	X
Chesf	X	X	X	X
Eletroacre			X
Eletronorte	X		X	X	X
Eletronuclear	X			X	X
Eletrosul	X		X		X
Furnas	X		X	X	X
Itaipu BR	X			X	X
Itaipu PY	X			X	X

The following tables set forth the reconciliation of the current value of defined benefit obligations, as well as the fair value of assets recorded in the balance sheet for pension benefits and all other remaining post-employment benefits. Consolidated income of the Eletrobras group are presented below. The most recent actuarial assessment of plan assets and the current value of the defined benefits obligation was performed on December 31, 2012.

a) Conciliation of the liability of pension plans and other benefits

	2012	2011	2010
Pension defined benefit plans – Values recognized in the balance sheet and statement of results from the fiscal year
Current value of partially or entirely covered actuarial obligations	24,421,763	21,094,165	18,435,641
Fair value of plan assets (-)	(21,303,217)	(22,091,512)	(20,382,068)

Compensation of quotas – DC Plan	—	283,863	362,950

Current value of obligations in excess over the fair amount of the assets	3,118,546	(713,485)	(1,583,477)
Maximum value of actuarial asset subject to year-end recognition	99,690	—	—
Actuarial debt contracted between sponsor and plan	564,766	815,598	1,172,135
Financial debt contracted between sponsor and plan	109,324	111,006	119,833

Value of liability/(asset) of post-employment benefits	3,347,094	1,838,409	1,656,415

Current service cost	194,513	235,694	313,682
Cost of interest over actuarial liabilities	1,735,611	1,788,036	1,436,169
Expected participant contributions (-)	(93,228)	(317,876)	(234,853)
Expected asset return (-)	(1,930,427)	(2,116,135)	(1,494,994)

Actuarial expense/(revenue) recognized in the fiscal year	(93,531)	(410,281)	20,004

Other post-employment benefits – Values recognized in the balance sheet and statement of results from the fiscal year	Consolidated
	2012	2011	2010
Current value of unfunded actuarial liabilities	1,400,029	869,525	741,116
Fair value of plan assets (-)	—	—	—

Current value of obligations in excess over the fair amount of the assets	1,400,029	869,525	741,116

Value of liability/(asset) of post-employment benefits	1,400,029	869,525	741,116

Current service cost	15,818	64,433	13,273
Cost of interest over actuarial liabilities	113,442	65,865	44,474

Actuarial expense/(income) recognized in the fiscal year	129,260	130,298	57,747

b) Disclosure of Pension Defined Benefits

Consolidated results of pension defined benefits – conciliation of current value and liabilities of defined benefit:

	2012	2011
Table b.1 – Pension defined benefits plan – Changes of current value of actuarial liabilities
Value of actuarial liabilities in the beginning of the year	21,094,165	18,435,641
Current service cost	194,513	235,694
Benefits paid during the year (-)	1,735,611	1,788,036
Purchase of quotas – CD Plan	(1,069,384)	(1,025,614)
Compensation of quotas – DC Plan	—	602,934
(Gain)/Loss over actuarial liabilities	2,466,859	1,057,474
Current value of actuarial liabilities at the end of the year	24,421,763	21,094,165

Consolidated results of pension defined benefits – conciliation of the fair value of plan assets:

	2012	2011
Table b.2 - Pension defined benefits plan - Changes and composition of the fair value of assets
Fair value of assets in the beginning of the year	22,091,512	20,382,068
Benefits paid during the fiscal year (-)	(1,069,384)	(1,025,614)
Participant contribution paid during the fiscal year	142,750	303,565
Employer contribution paid during the fiscal year	250,222	360,790
Compensation of quotas – DC Plan	—	230,205
Expected asset return during the year	1,930,427	2,114,589
(Gain)/Loss over plan assets	(2,042,310)	274,092

Fair value assets at the end of the year	21,303,217	22,091,512

Effective asset return during the year	4,301,417	1,842,043

Consolidated results of pension defined benefits – Amounts recognized in Other Comprehensive Results:

	2012	2011
Other accrued Comprehensive Results (Outros Resultados Abrangentes, ORA)
Pension Plan	2,620,423	1,147,673

	2012	2011
Actuarial profit (loss) recognized in the fiscal year’s ORA
Pension Plan	1,472,750	702,021

c) Disclosure of Other Post-Employment Benefits

Consolidated results of other post-employment benefits – conciliation of the current value of the defined benefits liabilities:

	2012	2011
Table c.1 - Other post-employment benefits - Changes of current value of actuarial liabilities

Value of actuarial liabilities in the beginning of the year	869,525	741,116
Current service cost	15,818	64,433
Interest over actuarial liabilities	113,442	65,865
Benefits paid during the year (-)	(36,560)	(58,226)
(Gain)/Loss over actuarial liabilities	437,805	56,337

Current value of actuarial liabilities at the end of the year	1,400,029	869,525

Consolidated results of other post-employment benefits – Amounts recognized in Other Comprehensive results:

	2012	2011
Other Comprehensive Results (ORA) accumulated Pension Benefits Plan
	317,904	226,187

	2012	2011
Actuarial profit (loss) recognized in the fiscal year’s ORA
Pension Plan	91,717	56,337

d) Actuarial and Economic Hypothesis

The actuarial premises presented below were used in the determination of the liability of defined benefit and of the expenses of the fiscal year.

Economical Assumptions

	2012	2011
Actuarial annual interest rate (i)	3.20% to 3.72%	5.38% to 5.61%
Projected annual inflation rate	4.89% to 4.90%	4.50%
Actual annual return over asset rate (ii)	3.20% to 3.72%	10.1% to 10.4%

	2012	2011
Actual annual salary increase rate	2.00%	2.00%
Actual annual medical costs evolution rate	3.50%	1.00%
Actual benefit evolution rate	0.00%	0.00%
Actual benefit evolution rate in the general regime	0.00%	0.00%
Capacity factor (benefits and salaries)	98%	100%

(i)	Long term interest rate and does not include inflation.
(ii)	Represents the maximum and minimum rates of return over plan assets and does not include inflation.

Actuarial Assumptions

	2012	2011
Turnover rate	0.00%	0.00%
Mortality rate of assets and liabilities	AT-2000	AT-2000
Mortality rate of disabled people	AT-83	AT-83
Disabled rate	Light	Light
% of married people	95%	95%
Age difference between men and women	4 years	4 years

The definition of this rate took into consideration the market practice for Federal Government bonds, according to the criteria recommended by national and international regulations, for terms similar to those of the flow of liabilities in the benefit program, in what is known as the Duration concept. In 2012, there was a reduction of approximately 2% in the discount rate used by the Company, resulting in a significant increase in the actuarial obligation.

The expected global return rate corresponds to the average calculated based on the expected return from the several asset categories of the plan. The assessment of the expected return performed by the Company Management is based on historical result trends and forecasts by market analysts for the assets, during the existence of such obligation. The current return over assets of the BD plan was R$ 4,301,417 (R$ 1,454,353 in 2011).

e) Employer contributions

On December 31, 2012, the contributions made by the Company, to establish mathematical provisions of benefits for the CD Plan, reached R$172,006 (31.12.2011 – R$ 159,514).

On December 31, 2012, the contributions made by the Company, to establish mathematical provisions of benefits for the BD Plan, reached R$ 250,222 (31.12.2011 – R$ 201,276).

The Parent Company expects to contribute with R$193,106 for the defined benefit plan during the next fiscal year.

f) Effects of one percent variation of trend rates for medical costs

The table below sets forth the effects on the current value of the obligation of defined benefit, and on current service cost and interest by occasion of one percent increase and decrease in trend rates for medical costs.

Changes in trend rates of health costs on December 31, 2012 and 2011:

	12/31/2012	12/31/2011
Changes in health costs fees
Effect on the Cost of Service and Interest - 1% increase	17,136	6,875
Effect on the Cost of Service and Interest - 1% decrease	(14,374)	7,503
Effect on the defined benefit liability - 1% increase	180,217	54,570
Effect on the defined benefit liability - 1% decrease	(165,112)	62,351

g) Amounts included in the fair value of plan assets

g.1) On December 31, 2012

Asset Category in 2012
Immediate Available Amount	5,727
Pension Realizable	349,428
Investment in Government Bonds	4,552,990
Investment in Shares	702,866
Investment in Funds	14,514,568
Real Estate Investments	647,068
Loans and Financings	604,282
Other	83,368
Pension Enforceable (-)	(153,623)
Investment Enforceable (-)	(3,457)

Total Plan Assets	21,303,217

g.2) On December 31, 2011

Asset Category in 2011
Immediate Available Amount	9,543
Pension Realizable	1,437,941
(-) Contracted Debt	(1,027,366)
Investments in Public Securities	5,124,937
Investments in Shares	1,772,567
Investments in Funds	12,474,124
Investments in Real Estate	805,028
Loans and Financings	822,764
Other	1,332,197
(-) Pension Payable	(551,532)
(-) Investment Payable	(108,690)

Total Plan Assets	22,096,521

h) Adjustment history

The history of adjustments by experience of the defined benefit plan is set forth below:

	2012	2011	2010	2009
Current value of the defined obligation	24,421,764	21,094,165	15,276,726	14,199,435
Fair value of plan assets	(21,303,217)	(22,091,512)	(16,860,205)	(14,723,536)
Compensation of quotas	—	283,863	—	—

Deficit /(Surplus)	3,118,546	(713,485)	(1,583,480)	(524,101)
Adjustments by experience in plan liabilities	1,581,878	154,842	523,539	251,036
Effect of the Discount Rate Alteration	4,557,140	902,632	—	—
Adjustments by experience in plan assets	2,370,990	(274,092)	1,445,124	1,675,743

NOTE 31 – PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to a series of legal proceedings,, especially labor and civil claims, which are in various different stages of proceedings.

The Company’s Management adopted a policy to classify lawsuits filed against the Company according to the risk of loss, based on the opinion of its legal consultants, as follows:

For cases in which an unfavorable ruling against the Company is considered probable, provisions are established;

For cases in which an unfavorable ruling against the Company is considered, possible, no provisions are established and corresponding information is released in Explanatory Notes, when relevant; and

For cases in which an unfavorable ruling against the Company is considered unlikely, no provisions are established and only information which, at the discretion of the Management, is deemed relevant for the full understanding of the Financial Statements, shall be released in Explanatory Notes.

Therefore, to face occasional losses, provisions are made for contingencies, judged by the administration of the Company and its subsidiaries, supported by its legal consultants, in the amounts deemed sufficient to cover occasional losses in lawsuits.

As of the date of this Financial Statements, the Company has the following contingencies for liabilities, by nature:

	12/31/2012	12/31/2011
CURRENT
Labor	67,836	67,544
Tax	78,840	76,477
Civil	121,263	96,169
	267,939	240,190

NON-CURRENT
Labor	1,071,442	786,040
Tax	557,693	297,721
Civil	3,659,259	3,568,415
	5,288,394	4,652,176

	5,556,333	4,892,366

These provisions have had, in this fiscal year, the following evolution:

Balance on 12/31/2011	4,892,366

Establishment of provisions	2,126,433
Reversal of provisions	(969,749)
Payments	(492,717)

Balance on 12/31/2012	5,556,333

A relevant part of the reversal that happened in 2012 is due to changes in the parameters for the determination of provisions, particularly the asset value of the lawsuit and the Company’s market value.

a) The main lawsuits filed against the Company and its subsidiaries considered of probable loss:

a.1) Civil lawsuits

Civil lawsuits have the objective of applying monetary correction criteria over Compulsory Loan book-entry credits, established as of 1978.

The claims have the objective of challenging the system of calculation of monetary correction determined by the legislation that governs the Compulsory Loan and applied by the Company. The credits have been fully settled by the Company by means of conversion into shares, using the current legislation as correction basis. Currently there are 2,296 lawsuits with this object in proceedings in several court levels. The Company maintains provisions for civil contingencies, in the parent company, in the amount of R$ 1.085.127 (December 31, 2011 – R$ 1,446,397) for such processes.

These lawsuits are not mistaken by the filings which intend to redeem the Bearer Bonds, currently unenforceable, issued as a result from the Compulsory Loan.

2) The Company is the plaintiff in a lawsuit in which it requests the partial annulment of amendment (K Factor of the analytical price correction) to the contract of construction of Hydroelectric Power Plant Xingó, signed with the Consortium, formed by Companhia Brasileira de Projetos e Obras – CBPO, CONSTRAN S.A. – Construções e Comércio e Mendes Júnior Engenharia S.A., and the return of payments made, for K Factor, in the approximate amount of R$ 350 million, doubled, that is, R$700 million.

The court of the State of Pernambuco judged the claim filed by the Company as groundless and the reconvention presented by the defendants as grounded.

The Company and the Federal Government, the Company’s assistant in this lawsuit, filed special and extraordinary appeals to the Supreme Court of Justice (STJ). This higher court, in August of 2010, accepted one of these appeals by the Company, reducing the value of the lawsuit, which implicates in substantial reduction in fees eventually paid in the principal lawsuit. The same STJ denied the remaining appeals filed by the Company and the Federal Government, maintaining, therefore, the decision by the court of the State of Pernambuco, who ruled groundless the declaratory action filed by the Company and ruled grounded the reconvention presented by the defendants. The parties have not yet been notified of these decisions, and may still appeal against them. On December 31, 2012, the parties still waited for notification as to the decisions ruled by the STJ.

The Management, based on the opinion of its legal consultants and on calculations that took into consideration the suspension of the payment of installments related to K Factor and its respective monetary adjustments, maintains provisions, in the Non-Current Liability, which amount to, updated as of December 31, 2012,R$ 723,256 (December 31, 2011 – R$ 460,887), in order to face occasional losses resulting from this matter.

3) Claim for Indemnification for 14,400 acres of land in the Aldeia Farm, filed with the court circuit of Sento Sé (BA), by the Estate of Anderson Moura de Souza and his wife. The decision in first degree ruled the claim founded, ordering the Company to pay the amount of R$50,000, corresponding to the principal plus interest and monetary restatement. The Company appealed to the Court of the State of Bahia and the process has been transferred to the Federal Justice due to intervention of the Federal Government in the assistant capacity. As of December 31, 2012, there have been no relevant changes in the proceedings, a request to annul the proceedings and decision is still pending judgment. The Management, based on the opinion of its legal consultants, understands that there is a probable loss in this case and therefore has recorded in its non-current liabilities provisions of R$ 100,000 (December 31, 2011 – R$ 100,000).

4) Public Civil Action filed by the Public Prosecution Office of Pernambuco, claiming resettlement rights of rural workers affected by the construction of UHE Itaparica (UHE Luiz Gonzaga). The plaintiff states the agreement signed with the Federation of Rural Workers on December 06, 1986 is non-existing, due to lack of legitimacy, and requests the difference in temporary maintenance funding paid during that period, giving the process a corrected amount of approximately R$ 87,000. The claim is currently with the Supreme Court of Justice – STJ and it is concluded and sent to the reporting judge. The Management, based on the opinion of its legal consultants, understands that loss is probable in this case and therefore has recorded in its non-current liabilities a provision in the amount of R$ 87,000 (December 31, 2011 – R$ 87,000).

5) Several Civil Class Actions claiming financial compensation for delays in payments to suppliers and expropriations of areas flooded by reservoirs of Hydroelectric Power Plants. Given that the likelihood of loss of this claim is considered probable, the Management, based on the opinion of its legal consultants, has recorded in its non-current liabilities a provision in the amount of R$608.320 (December 31, 2011 – R$ 703,988) for the processes.

6) The Finance Department of the State of Rondônia issued notices of deficiency refererring to discrepancies in the ICMS rate in the period from 2001 to 2002. The Management, based on the opinion of its legal consultants, understands the loss is probable in this case and therefore has in its non-current liabilities a provision in the amount of R$ 12.919 (December 31, 2011 – R$ 12,083).

a.2) Labor

1) Several cases filed, in which the claim for hazard pay, on the understanding that the total and not proportional percentage must be paid to all employees who perform roles subject to electricity risk. The Management, based on the opinion of its legal consultants, has recorded in its non-current liabilities a provision in the amount of R$ 231,054 (December 31, 2011 – R$ 227,567) for the proceedings in which the loss is considered probable.

2) Several legal labor lawsuits, the majority of which derive from lawsuits relating to hazard pay, the Bresser Plan, overtime pay, calculations of FGTS severance pay and alignment of wage curve. The amount estimated for probable loss is of R$ 312,953 (December 31, 2011 – R$ 177.329).

3) The Alagoas State Urban Industries Workers Union, in the role of procedural representative, filed a labor claim for the Company’s employees, seeking the payment of supposed salary discrepancies resulting from the implementation of the said “Bresser Plan” (Law number 2,335/87).

The claim was supported by the Illustrious Second Board of Conciliation and Judgment of Maceió-AL – a decision which has been confirmed by the Regional Labor Court of the 19th District, and has been yield final.

However, at the time of the enforcement of the ruling, the understanding of the 2nd Labor Court of Maceió was that there should be no limitation to the reference date of the category, which would be a disproportional burden on the enforcement.

Therefore, the risk of loss is considered probable as to the assessment of loss with limited to the reference date, since the judgment of the limitations of such base date for the category shall happen with the continuation of the execution.

According to OJ/TST (SDI i) Number 262, there is no offense to “the matter under judgment, the limitation of the base date for the category, during the enforcement procedure, for the sentencing for payment of salary discrepancies resulting from economic plans”.

The payment of salary discrepancies was limited to the reference date through Pronouncement 322 of the High Labor Court (Tribunal Superior do Trabalho – TST), which sets forth that wage adjustments resulting from the so called “triggers” and URPs, legally predicted as advances, are due only up to the reference date of each category.

It important to highlight that among applicable legal remedies, appeals against the enforcement proceedings have been filed, which would allow the evaluation of the limitation of calculations to the reference date of the category, a procedure also adopted by the Federal Attorney’s Office.

In addition, the union has joined the proceedings in the capacity of assistant, which reinforces the Company’s defense in the quest to obtain the limitation of the reference date, as well as the decision dated March 15, 2011 by the Labor Court of 2nd Instance of the 19th District, proceedings number 251900.68.5.19.1989.0002, of the Water Supply and Sanitation Company of Alagoas (Companhia de Abastecimento de Águas e Saneamento de Alagoas, CASAL), in which there was limitation of the reference date. The Company has recorded provisions for contingencies relating to this matter in the amount of R$ 3.583.

The lawsuit is in its first phase of enforcement proceedings, with official approval of the calculations by the first degree court in the amount of R$ 722.000. The calculations have been challenged by Ceal with the presentation of two thesis: one with the restricted to the date and the other contesting the amounts presented by the Union, without the limitation of the base date.

a.3) Tax

The main lawsuit filed refers to the notices of deficiency issued against the Company on May 3, 2001, relating to Finsocial, Cofins and Pasep, in deriving from exclusions in the relative bases of calculation, especially the transfer and transportation of energy from Itaipu, for a period of ten years. The corrected amount of the process is of R$ 246.204. The Management, based on the opinion of its legal consultants, understands that the loss is considered probable and therefore has recorded in its non-current liabilities a provision for this claim.

b) Lawsuits filed against the Company and its subsidiaries considered of possible loss

Furthermore, the Company has lawsuits for which the prognosis of loss are classified by the Management its legal consultants as possible. The amounts of such cases are set forth below, by nature:

	12/31/2012	12/31/2011
Labor	1,395,265	687,246
Tax	9,099,220	5,956,119
Civil	16,711,365	13,515,165
Total	27,205,849	20,158,530

For all the proceedings described below, the Management of each company mentioned and of the Company, based on the opinion of its legal consultants, understand the loss is considered possible without having the need to record provisions.

b.1) Civil

1) The value of possible cases in the parent company is substantially comprised by those relating to the Compulsory Loan, of which claims are not contained in the judicial decision from August of 2009. The description of the nature of the Compulsory Loan is found in Note 24.

2) Indemnification lawsuit filed by the Consortium formed by the companies CBPO/CONSTRAN/Mendes Júnior, in which it is requested the company be sentenced to pay additional financial compensation, due to the delay in the payment of invoices of the Xingó Hydroelectric Plant contract. The courts have ruled in favor of the plaintiff and the Company has been ordered to pay the plaintiffs the amount of R$23,766, at prices of September, 2004 (R$ 51,568, according to the calculations of Chesf, as of March 31, 2010). The Company has appealed from the decision, to be judged in the Pernambuco Court of Justice, but due to intervention by the federal government, the proceedings have been forwarded to the Federal Justice, where they currently are.

3) Public Civil case filed against the Company by the Community Association of the Cabeço Village and Adjacencies, in the State of Sergipe, in the amount of R$ 100,000 with the object of obtaining financial compensation due to alleged environmental damages caused to fishermen by the construction of UHE Xingó.

4) Lawsuit filed by AES Sul Distribuidora Gaúcha de Energia, seeking the contabilization and liquidation of the amount of R$ 110,000 by Aneel for market transactions, related to profit verified due to non-option of relief (insurance) made in December of 2000. The Company has joined the process in the capacity of necessary liable coplaintiff and has contested the case.

5) Declaratory action with claim for indemnification by Carbomil Química S.A., seeking indemnification for the installation of an electricity transmission line in the area of the Lajedo do Mel mine, located in the municipalities of Jaguaruana and Quixeré, in the State of Ceará, and Baraúna, in the state of Rio Grande do Norte. The estimated amount for such claim is R$ 70,000.

c) Processes of unlikely risk, non-provisioned

Undergoing debt collection lawsuit filed by Construtora Mendes Júnior S.A., hired for the construction of Itaparica Hydroelectric Power Plant, for alleged financial losses resulting in the delay in payments of invoices by the Company. The action is considered by the Company’s management and supported by its legal consultants as an unlikely loss.
In this collection case, Construtora Mendes Júnior S.A. obtained judgment from the 4th Civil Court, subsequently voided, which sentenced the Company to pay the amount which, including legal fees and monetary correction up to the month of August of 1996, calculated through criteria determined by the court, it would be of approximately R$7,000,000, and the amount has not been updated since then. The Federal

Prosecution Office filed request to void the entire process and, requested the proceedings to be dismissed, including the merits. Construtora Mendes Junior S.A appealed to the Supreme Court of Justice – ARESP, and on December 31, 2012, in such instance, the Federal Prosecution Office issued an opinion challenging the appeals.

NOTE 32 – DECOMMISSION OBLIGATION

The Company recognizes liabilities for the decommissioning the thermonuclear power plants, which comprise the program of activities required by the Brazilian Commission of Nuclear Energy (Comissão Nacional de Energia Nuclear, CNEN), to safely dismantle these nuclear facilities with minimum impact on the environment, at the end of their operating cycle.

Given the specific operation and maintenance characteristics of the thermonuclear power plants, whenever there are changes in the estimated cost for decommissioning, resulting from new studies due to technological advances, the decommissioning quotas must be altered, so as to adjust the liability balance to the new reality.

The liability balance, recorded at present value as of December 31, 2012 is of R$988,490 (December 31, 2011 – R$408,712).

Liability Balance at Present Value on 12/31/2010	375,968

Present Value Adjustment / Exchange Rate Variation in the Year	32,744
Liability Balance at Present Value on 12/31/2011	408,712

Constituted in the Period	517,997
Present Value Adjustment / Exchange Rate Variation in the Year	61,781

Liability Balance at Present Value on 12/31/2012	988,490

Change in discount rate

This year there was an accounting adjustment to the present value, due to a change in the rate from 5.49% per annum to 4.98% per annum on the Liabilities to the Decommissioning of the power plants Angra 1 and Angra 2. The value of R$ 39,344 was recorded as a complement to the Liabilities Noncurrent as a Fixed Asset.

Tailings of low and medium activity and spent nuclear fuel

In 2012, Eletronuclear calculated that the estimated costs for the long term management of the operational waste of low and medium activity level and used fuel elements used amounted to R$517,997, relating to the following activities:

1) For transportation and disposal of final operational waste of low and medium activity relating to the accumulated amount until 2020 to the National Radioactive Waste Repository for Low and Medium Activity Level (Repositório Nacional de Rejeitos Radioativos de Baixo e Médio Nível de Atividade, RBMN), to be implemented by the CNEN, entity legally responsible for the final storage of such waste.

2) For initial storage of fuel elements used until the end of the 2070s, when Angra 3 is expected to reach the end of its operational cycleand, therefore, the end of CNAAA itself, the amounts spent for the implementation of the Radioactive Fuel Storage Facility (UFC) and the respective system for the transportation of fuel elements from power plants for such facility, which is currently under construction and should be commissioned by 2020.

NOTE 33 – CONCESSIONS PAYABLE – USE OF PUBLIC ASSET

The Company has entered into costly concession contracts with the Federal Government for the use of public assets for the generation of electricity, substantially in projects through Special Purpose Entities (Sociedades de Propósito Específico, SPEs). The characteristics of the business and contracts demonstrate the conditions and intentions of the parties to execute them in full.

Seeking to adequately reflect, in the balance sheet, the costly concession granted and the respective obligations unto the Federal Government, the hydroelectric power plants concessions have been recorded in intangible assets against liabilities

The values set forth in concession contracts are at future prices and, therefore, the Company adjusted these liabilities to present value.

The update of liability due to the discount rate and monetary variation has been capitalized in the assets during the construction of the power plants and, as of the date the operation commenced, is directly recognized in the results.

The Company adopts, as an accounting policy, the recognition of the liability on the date the environmental license for installation (LI) is granted.

UBP payments are made in monthly installments as of the commencement of commercial operation until the end of the concession term, and are composed as set forth below:

	Current
	12/31/2012	12/31/2011
Foz do Chapecó	20,852	19,498
Peixe Angical	7,178	6,627
Retiro Baixo	131	123
Serra do Facão	4,046	3,856
Santo Antonio	6,054	5,129
Passo São João	285	—
São Domingos	731	—
Mauá	854	—

Total	40,131	35,233

	Non current
	12/31/2012	12/31/2011
Jirau	44,872	39,776
Belo Monte	76,880	72,593
Passo São João	4,122	4,069
Mauá	12,547	12,357
São Domingos	9,838	4,774
Teles Pires	39,848	34,928
Batalha e Simplicio	44,673	42,230
Foz do Chapecó	245,930	236,560
Peixe Angical	81,201	77,029
Retiro Baixo	3,631	3,563
Serra do Facão	660,937	635,722
Santo Antonio	74,037	70,825
Balbina	279,391	300,106

Total	1,577,908	1,534,532

		Original Face Value		Updated Amounts
UHE	years	Annual Payment	Total Payment	Annual Payment	Total Payment

Passo São João	29	200	5,944	285	8,170
Mauá	30	618	18,855	854	25,264
São Domingos	25	260	6,717	730	18,250
Jirau	30	3,150	96,840	4,036	124,134
Teles Pires	32	6,866	235,248	7,557	258,947
Batalha	35	309	8,725	431	8,321
Simplício	35	1,187	34,036	1,657	35,923
Foz do Chapecó	35	19,261	504,000	42,128	662,946
Peixe Angical	35	6,800	197,200	17,037	220,947
Retiro Baixo	35	238	6,902	267	7,743
Serra do Facão	35	40,618	1,073,000	98,136	1,335,935
Santo Antônio	35	12,132	379,267	15,384	481,267

		91,639	2,566,734	188,502	3,187,847

NOTE 34 – ADVANCES FOR FUTURE CAPITAL INCREASE

	12/31/2012	12/31/2011
Acquisition of equity interest in CEEE / CGTEE	144,574	133,270
Banabuí transmission line - Fortaleza	2,441	2,250
UHE Xingó	6,857	6,321
Transmission line in the State of Bahia	1,073	989
Federal Fund for Electricity - Law number 5073/66	6,363	5,865

Total	161,308	148,695

NOTE 35 – COSTLY CONTRACTS

	12/31/2012	12/31/2011
Transmission
Contract number 061/2001	84,139	—
Contract number 062/2001	1,407,057	—
Generation
Itaparica	1,018,534	—
Jirau	1,607,869	—
Camaçari	357,043	—
Termonorte II	131,200	96,204
Funil	83,158	—
Mauá-Klabin	48,576	—
Complexo Paulo Afonso	34,107	—
Coaracy Nunes	21,553	—
São Domingos	13,930	—
Other	98,358	—

TOTAL	4,905,524	96,204

The amount provisioned for costly contracts recognized in 2012, R$3,082,395 derive from extended concession contracts according to Law number 12,783/13, due to the fact that the determined rate is not balanced with current costs. Therefore, the liability of such agreement for each contract has been recognized and measured as provision, and may be reverted due to adjustments in the structure of the costs. Itaparica Reallocation Program

Due to the construction of the Hydroelectric Power Plant of Itaparica and the formation of the Itaparica reservoir, 10,500 families were moved, of which 6,100 were small farming families. Among these were 200 indigenous families from the Tuxá tribe, which resulted in the creation of the Itaparica Reallocation Program, that has the objective of relocating the families moved from the area flooded by the power plant’s reservoir, currently Luiz Gonzaga, located between the States of Pernambuco and Bahia.

In an extraordinary meeting on January 30, 2013, the Federal Court of Auditors (Tribunal de Contas da União, TCU) issued Ruling number 101/2013-TCU-Plenary, in which it was determined that the Civil House, the entity responsible for the coordination and integration of Government actions with the Ministries of Mining and Energy and National Integration, together with Chesf and Codevasf, supported by section 43, paragraph I of Law number 8,443/1992, combined with section 250, paragraph II of the TCU’s Internal Regiment must, collectively, within a period of 180 (one hundred and eighty) days, elaborate and submit to the Court a plan for the execution of the Itaparica Reallocation Program, including activities, deadlines and responsible individuals, focused on the implementation of necessary measures of immediate or progressive transference of the public assets in the irrigated public areas in Itaparica to Codevasf and the management of such areas for those who have been reallocated, including the implementation of necessary measures for the regularization of proceedings filed with the Municipal Government of Santa Maria da Boa Vista, Tacaratu and Belém do São

Francisco, in Pernambuco State, and of Curaçá, Rodelas and Glória, in Bahia State, so that such municipalities may assume these public utilities in their authority.

Therefore, the provision for the costly contract related to UHE Itaparica may be reviewed, by occasion of the implementation of this relocation plan.

NOTE 36 – LONG-TERM OPERATING COMMITMENTS

The Company’s long-term commitments, related, mainly, to purchase agreements for electricity and fuel are as follows:

1. Purchase of Electricity

Companies	2014	2015	2016	After 2016

Amazonas	2,700	2,836	—	—
Chesf	433,277	364,345	307,597	3,212,902
Distribuidora Alagoas	155,486	173,233	—	—
Distribuidora Piauí	290,945	294,100	—	—
Distribuidora Rondônia	724,581	382,350	—	—
Distribuidora Acre	63,471	136,955	—	—
Eletronorte	68,720	180,238	207,385	220,827
Eletrosul	8,279	8,279	8,279	8,278
Furnas	120,875	33,220	33,220	99,660

Total	1,868,334	1,575,555	556,481	3,541,667

2. Nuclear Fuel (Eletronuclear)

Companies	2013	2014/2015	2015 Onward

Eletronuclear	370,000	571,279	6,403,772

Contracts signed with Indústrias Nucleares Brasileiras – INB for acquisition of Nuclear Fuel for the production of electricity, destined to reload UTN Angra I and UTN Angra II thermonuclear power plants.

3. Purchase of Energy from Independent Producers – Proinfa

The Company supports the development of projects for the diversification of the Brazilian energy grid, through the program of incentive to alternative sources of electricity, enacted by Law number 10,438 from April of 2002. This aims to provide local solutions for the use of renewable energy and encourage the growth of the domestic industry.

Proinfa predicts the operation of 144 power plants, totalizing 3,299.40 MW of installed capacity. The program’s power plants will be responsible for generating approximately 12,000GWh/year, equivalent to 3.2% of the total annual consumption in the country. The contracted 3,299.40 MW are divided in 1,191.24 MV from 63 Small Hydroelectric Power Plants (PCH’s), 1,422.92 MW from 54 wind power plants and 685.24 MW from 27 biomass based power plants. In 2006, the Company agreed to purchase electricity produced by PROINFA for a period of 20 years and transfer such electricity to the transmission and distribution concessionaires, who, in turn, transfer the electricity to free consumers and self-producers, excluding lower income consumers, in the proportion of their consumption. The transmission and distribution concessionaires pays the Company the total annual cost of electricity supplied to its consumers, free consumers, and self-producers connected to their facilities, in twelve monthly installments, each one in advance for the month in which the energy should be consumed.

4. Energy trade

Companies	2014	2015	2016	After 2016

Chesf	2,014,587	1,255,379	485,051	2,544,962
Eletronorte	5,485,002	4,251,382	2,926,102	14,632,250
Eletrosul	5,853,610	8,049,723	8,278,569	16,557,138
Furnas	1,543,770	1,455,666	1,443,730	3,409,480
Itaipu	3,362,592	3,370,031	3,396,813	20,215,722

Total	18,259,560	18,382,181	16,530,264	57,359,551

Contracts entered into by the above-listed companies and other companies of the electricity sector for the supply/sale of electricity. In case the Company does not have sufficient quantities of electricity for a given period, it can resort to the purchase of electricity from the Electricity Trading Chamber (CCEE) to honor the energy supply agreement. However, in such case, the company is susceptible to period value of the Difference Liquidation Price (PLD), which may be higher than the amounts set forth in the contracts above, subjecting the Company to financial losses in such operations.

5. Social and environmental commitments

Companies	2013	2014/2015	After 2015

Eletronuclear	20,598	11,554	127,085

A) Angra III

Agreements signed with the Municipalities of Angra dos Reis, Rio Claro and Paraty, in which ELETRONUCLEAR commits to enter into specific social and environmental contracts.

B) CGTEE – Presidente Médici Thermoelectric Power Plant

On April 13, 2011, the Conduct Adjustment Agreement (Termo de Ajustamento de Conduta, TAC) was signed by CGTEE, IBAMA, Eletrobras, Ministry of Mines and Energy, Ministry of Environment and the Federal Government, through the Federal Attorney’s Office, for the environmental adequation of Phases A and B of the Presidente Médici Power Plant, located in Candiota – RS. The TAC sets forth several obligations for the CGTEE up to August 31, 2014 and counts with an estimated investment by the company in the amount of R$241.835. After termination of the TAC, IBAMA is expected to renew the operational permit for the Presidente Médici Thermoelectric Power Plant.

CGTEE has assumed several commitments, such as: international open bidding process for the implementation of the SO2 and Particulate Matter Abatement System in Phase B, Restoration of 1000 acres of riparian forests and/or degraded areas, located in the watershed areas of the Jaguarão and Arroio Candiota rivers, as well as reforestation of the permanent preservation area in the Barragem’s storage basin.

6. Purchase of equipment

Companies	2013	2014/2015	2015 Onward

Eletronuclear	197,746	245,158	86,890

Contracts signed with several suppliers for acquisition of equipment to replace fixed assets in Angra I and Angra II power plants, necessary for the operational maintenance of such assets.

NOTE 37 – SHAREHOLDERS’ EQUITY

I – Capital Stock

The Company’s capital stock on December 31, 2012 was R$31,305,331 (December 31, 2011 – R$31,305,331) and its shares have no par value. Preferred shares do not have the right to vote and cannot be converted into common shares, however, they have priority in the reimbursement of capital and distribution of dividends at the annual rates of 8% for class “A” shares (subscribed until June 23, 1969) and 6% for class “B” shares (subscribed as of June 24, 1969), calculated over capital corresponding to each share class.

The capital stock is represented by 1,352,634.100 book-entry shares and is distributed, by main shareholders and by classes of share, on December 31, 2012, as set forth in the table below:

	COMMON		PREFERRED			TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	CLASS A	CLASS B	%	QUANTITY	%

Federal Government	591,968,382	54.46	—	2,252	—	591,970,634	43.79
BNDESPAR	141,757,951	13.04	—	18,691,102	7.04	160,449,053	11.86
BNDES	76,338,832	7.02	—	18,262,671	6.88	94,601,503	6.99
FND	45,621,589	4.20	—	—	—	45,621,589	3.37
FGHAB	1,000,000	0.09	—	—	—	1,000,000	0.07
FGI	—	—	—	8,750,000	3.30	8,750,000	0.65
FGO	—	—	—	468,600	0.18	468,600	0.03
Others	230,363,543	21.19	146,920	219,262,258	82.60	449,772,721	33.25
	1,087,050,297	100.00	146,920	265,436,883	100.00	1,352,634,100	100.00

From of the total of 393,479,350 shares (already deducted the 526 common shares held by Company Directors and Members of the Board) held by non-controlling shareholders, 248,613,434 shares, that is, 63.18% are owned by non-resident investors, of which 152,860,563 are common shares, 28 are Class A Preferred shares and 95,752,843 are Class B preferred shares.

The shareholders residing abroad hold: 67,910,925 common shares and 25,986,141 Class B preferred shares, held under custody, backing the American Depository Receipts Program – ADRs.

II – Capital Reserves

	12/31/2012	12/31/2011
Compensation for insufficient remuneration - CRC	18,961,102	18,961,102
Goodwill on issue of shares	3,384,310	3,384,310
Special - Decree-law 54936/1964	387,419	387,419
Monetary adjustment to the 1978 opening balance sheet	309,655	309,655
Monetary adjustment of the Compulsory Loan - 1987	2,708,432	2,708,432
Donations and subsidies - FINOR, FINAM and other	297,424	297,424
	26,048,342	26,048,342

III – Revenue Reserves

The Company’s Bylaw provides for the allocation of 50% of net income for the year to create an Investment Reserve and 1% for the Studies and Projects Reserve, limited to 75% and 2% of the capital stock.

	12/31/2012	12/31/2011
Legal (art. 193 - Law 6.404/1976)	2,233,017	2,233,016
Bylaw (art. 194 - Law 6.404/1976)	9,037,359	16,862,806

	11,270,376	19,095,822

NOTE 38 – EARNINGS PER SHARE

(a) Basic

The basic earnings per share are calculated by dividing the net income attributable to the Company Shareholders, by the weighted average quantity of common shares issued during the fiscal year, excluding common shares acquired by the Company and held as treasury shares.

12/31/12
Numerator	Common	Preferred A	Preferred B	Total
Net income attributable to each class of shares	(5,528,270)	(748)	(1,349,899)	(6,878,916)

	(5,528,270)	(748)	(1,349,899)	(6,878,916)

Denominator	Common	Preferred A	Preferred B	Total
Weighted average amount of shares in thousand	1,087,050	147	265,437	1,352,634
% of shares in relation to the total	80.37%	0.01%	19.62%	100.00%

Basic earnings per share (R$)	(5.09)	(5.09)	(5.09)

12/31/11
Numerator	Common	Preferred A	Preferred B	Total
Net income attributable to each class of shares	2,831,333	383	691,358	3,523,074
Preferred dividends		116	209,375	209,491

	2,831,333	383	691,358	3,523,074

Denominator	Common	Preferred A	Preferred B	Total
Weighted average amount of shares in thousand	1,087,050	147	265,437	1,352,634
% of shares in relation to the total	80%	0%	20%	100%
Basic earnings per share (R$)	2.60	2.60	2.60

12/31/2010
Numerator	Common	Preferred A	Preferred B	Total
Net income attributable to each class of shares	1,544,746	251	387,775	1,932,771
Preferred dividends		272	314,87	315,142

	1,544,746	522	702,645	2,247,913

Denominator	Common	Preferred A	Preferred B	Total
Weighted average quantity of shares	905,024	147	227,187	1,134,357

	905,024	147	227,187	1,134,357
% of shares in relation to the total	80%	0.01%	20%	100%

Diluted earnings per share (R$)	1.71	3.55	3.09	1.98

(b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average quantity of outstanding common shares, to presume conversion of all potentially diluted common shares. The Company has only one category of potentially diluted common shares: convertible debt (compulsory loan). It is assumed that the convertible debt was converted into common shares and that net income is adjusted to eliminate financial expense net of tax effect.

12/31/2011
Numerator	Common	Preferred A	Preferred B	Total

Net income attributable to each class	2,831,333	383	691,358	3,523,074
Preferred dividends	—	116	209,375	209,491

	2,836,333	499	900,733	3,732,565

Denominator	Common	Preferencial A	Preferred B	Total
Weighted average amount of shares	1,087,050	147	265,437	1,352,487
% of shares in relation to the total	80%	0.01%	20%	100.00%

Diluted earnings per share (R$)	2.60	2.60	2.60	2.78

12/31/2010
Numerator	Common	Preferred A	Preferred B	Total

Net income attributable to each class of shares	1,544,625	251	391,308	1,936,183
Preferred dividends		272	314.87	315,142

	1,544,625	522	706,178	2,251,325

Denominator	Common	Preferred A	Preferred B	Total
Weighted average amount of shares	905,024	147	229,274	1,134,445
% of shares in relation to the total	80%	0%	20%	100%

Basic earnings per share (R$)	1.71	3.55	3.08	1.98

NOTE 39 – NET OPERATING REVENUE

	12/31/2012	12/31/2011	12/31/2010
Generation

Supply	21,547,527	18,426,812	18,110,039
Itaipu Transfer	414,178	836,488	215,989

	21,961,705	19,263,300	18,326,028

Transmission

Rate of return adjustments - Transmission	3,148,842	2,774,166	2,525,754
Operation and maintenance revenue	2,562,155	1,978,618	1,466,929
Construction revenue	3,681,603	3,603,492	2,322,937

	9,392,600	8,356,276	6,315,620

Distribution

Supply	6,142,586	4,712,716	4,62,529
Construction revenue	1,345,519	729,064	810,475

	7,488,105	5,441,780	5,173,004

Other revenue	696,451	865,877	1,299,817

	39,538,861	33,927,233	31,114,469

(-) Operating Revenue Deductions

(-) Sector charges	(1,797,922)	(1,712,669)	(1,514,504)
(-) ICMS	(1,361,535)	(1,086,209)	(1,040,163)
(-) PASEP and COFINS	(2,290,415)	(1,901,838)	(1,711,238)
(-) Other deductions	(24,511)	(15,031)	(16,479)

	(5,474,383)	(4,715,747)	(4,282,384)

Net operational revenue	34,064,477	29,211,486	26,832,085

NOTE 40 – INCOME FROM EQUITY INVESTMENTS

	12/31/2012	12/31/2011	12/31/2010

Equity accounting	271,550	290,693	467,647
Return over investment - ITAIPU	43,812	36,637	38,735
Interest on own capital	23,520	19,243	16,038
Dividends	112,018	139,728	101,847
Return over investment in associates	17,684	(3,516)	45,488

	468,584	482,785	669,755

NOTE 41 – PERSONNEL, SUPPLIES AND SERVICES

	12/31/2012	12/31/2011	12/31/2010
Personnel	5,716,768	5,233,826	4,845,246
Supplies	321,484	303,347	399,299
Services	2,401,050	2,133,543	2,126,168

	8,439,302	7,670,716	7,370,713

NOTE 42 – ENERGY PURCHASED FOR RESALE AND USE OF ELECTRIC GRID

	12/31/2012	12/31/2011	12/31/3010
Supply	1,935,330	1,281,766	1,736,667
Use of network	1,763,953	1,420,934	1,353,839
CCEE Trading (Electricity Trading Chamber)	317,096	128,979	706,852
Proinfa	2,302,020	1,955,328	1,844,835
Other	19,227	20,216	26,730

	6,337,626	4,807,223	5,668,923

NOTE 43 – OPERATING PROVISIONS

	12/31/2012	12/31/2011	12/31/2010
Guarantees	28,885	70,596	(653)
Contingencies	564,909	691,042	287,821
PCLD - Consumers and Resellers	862,226	511,356	564,006
PCLD - Financings and Loans	(137,495)	297,131	36,245
Costly contracts	1,607,869	96,204	421,629
Investment losses	187,741	9,183	—
Voluntary resignation program	(50,968)	498,114	—
Actuarial liability	446,308	(410,281)	20,004
Impairment	1,058,940	434,538	379,048
Market Value Adjustment	(144,661)	5,956	—
Other	903,237	644,910	789,162

	5,326,991	2,848,749	2,497,262

NOTE 44 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

1 – Capital Risk Management

The Company’s objectives in the management of its capital are to safeguard its capability for continually offering returns to the shareholders and benefits to other stakeholders, in addition to pursuing an ideal capital structure to decrease the cost for such. Acquisitions and sales of financial assets are recognized on the date of trade.

In order to maintain or adjust the capital structure, the Company may review the dividend payment policy, return capital to shareholders, issue new shares or sell assets to reduce, for example, its level of debt.

Consistent with other companies in the sector, the Company monitors its capital based on the financial leverage index. Such index corresponds to net debt divided by total capital. In this case, net debt corresponds to total loans (including short and long-term loans, as presented in the consolidated balance sheet), minus the amount of cash and cash equivalents. Total capital is calculated through a sum of net assets, as shown in the consolidated balance sheet, with net debt.

	12/31/12	12/31/11
Loans and financing	49,651,200	42,413,678
(-) Cash and Cash Equivalent	4,429,375	4,959,787

Net Debt	45,221,825	37,453,891
(+) Total of Net Assets	67,083,945	77,202,321

Total of Capital	112,305,770	114,656,212

Index of financial leverage	40%	33%

2 – Classification of Financial Instruments by Category

The Company’s financial instruments are classified in categories of financial assets and liabilities, which also comprehend derivative instruments, as follows:

	12/31/2012	12/31/2011
FINANCIAL ASSETS (CURRENT/NON CURRENT)

Loans and Receivables	78,975,112	67,315,226

Customers	5,979,909	5,831,018
Loans and financings	9,723,477	9,733,390
Reimbursement Rights	8,016,229	3,583,490
Financial Assets - Concessions	40,818,225	48,167,328
Indemnifications - 12,783/2013	14,437,272	—

Maintained until Maturity	247,371	212,903

Marketable securities	247,371	212,903

Measured at Fair Value through profit and loss	11,684,671	16,778,313

Cash and cash equivalents	4,429,375	4,959,787
Marketable Securities	6,779,577	11,437,959
Derivative Financial Instruments	475,719	380,567

Available for sale	6,108,986	1,702,902

Investments (Interest in equity)	1,513,039	1,702,902
Financial Asset - Concessions	4,595,947	—

FINANCIAL LIABILITIES (Current / Non-Current)

Measured at Amortized Cost	69,298,959	56,689,961

Suppliers	7,490,802	6,338,102
Loans and financings	49,651,200	42,413,678
Debentures	726,127	1,018,647
Reimbursement liabilities	7,789,757	3,431,228
Commercial Lease	2,023,033	1,918,541
UBP Concessions Payable	1,618,039	1,569,765

Measured at Fair Value through profit and loss	476,283	467,683

Derivative Financial Instruments	476,283	467,683

2.1 – Financial Assets

a) Cash and cash equivalents: held for short-term negotiations and measured at fair value, their effects being directly recognized in the income statement.

b) Marketable Securities – Short and Long Term – usually maintained for trading and designated in the initial recognition at fair value, their effects being directly recognized in the income statement.

c) Consumers and Resellers: recorded by their face value, similar to fair value and probable realization value. Renegotiated credits are recorded assuming the intention of maintaining them until maturity, by its probable realization value, similar to fair value.

d) Granted financings and loans: financial assets with fixed or determinable income, their value being measure at the amortized cost, based on the utilization of the effective interest rate method.

Granted financings are restricted to electricity public utility concessionaires and, therefore, the market rate (or opportunity cost of the Company’s capital) is defined by taking into consideration the risk premiums compatible with the activities of this sector. If it is not possible to seek alternatives other than the electricity sector itself, the fair value of these loans correspond to their carrying amount.

By the end of this fiscal year, the consolidated portfolio of granted loans and financings totalized R$ 9,723,477 (R$ 9,737,390 on December 31, 2011), as set forth below in currency:

	12/31/2012			12/31/2011
Currency	US$ (equivalents)%		R$	US$ (equivalents)%		R$

US$	2,848,699	59.87	5,821,317	3,211,422	61.89	6,023,985
R$	1,909,548	40.13	3,902,160	1,977,506	38.11	3,709,405
	4,758,247	100.00	9,723,477	5,188,928	100.00	9,733,390

e) Concession financial assets: financial assets that represent the unconditional right to receive a certain amount at the end of the concession term. They are classified as loans and receivables, in the case of assets related to generation and transmission, and as available for sale in the case of distribution.

f) Derivative Instruments: are measured at the fair value and their effects are directly recognized in the income statement, depending on the type of designated hedge (if cash flow or fair value), according to the IAS 39.

2.2 – Financial Liabilities – classified in the following categories:

a) Suppliers: measured at known or calculable value, with added corresponding charges, monetary corrections and/or exchange rate variation incurred until the date of the balance sheet, when applicable, and their carrying amount is approximately the same as the fair value.

b) Loans and financings: measured at amortized cost, using the effective interest rate method. In this classification of financial liability we highlight loans and financings obtained from financial institutions, particularly abroad, and from sectorial funds, especially the Global Reversion Reserve (Reserva Global de Reversão, RGR). The carrying amount of loans and financings obtained are similar to their fair value.

Obtained financings are comprised of financings contracted from multilateral international agencies (BID, BIRD, CAF), and it is not possible to discount them at a rate different from that established in the agreement of the Brazilian debt. All remaining loans are captured at market rates, making their accounting value approximately the same as their current value.

The Company ended the 2012 fiscal year with liability contracts, among loans, financings and bonuses, which totaled R$ 49,651,200 (R$ 42,413,678 on December 31, 2011), as set forth in the table below:

	12/31/2012			12/31/2011
Currency	US$ (equivalents)%		R$	US$ (equivalents)%		R$

US$	9,301,210	38.28	19,007,022	9,575,952	42.35	17,962,570
REAL	14,837,600	61.07	30,320,635	12,807,023	56.64	24,023,411
YEN	140,792	0.58	287,709	185,779	0.82	348,484
EURO	17,536	0.07	35,834	42,229	0.19	79,213
	24,297,137	100.00	49,651,200	22,610,983	100.00	42,413,678

c) Compulsory Loan: extinguished by Law number 7,181 from December 20, 1993, its deadline for collection was December 31, 1993. Currently, the Company manages the residual amount of the collected Compulsory Loan, restating it based on the IPCA-E and remunerating it at a rate of 6% per year, with defined deadline for redemption.

d) Remaining financial liabilities: are measured by the amortized cost, using the effective interest rate method, and its fair value is similar to the carrying amount.

3 – Financial Risk Management:

In its operation, the Company is impacted by events and risks that may compromise its strategic objectives. The main objective of risk management is to anticipate and minimize adverse effects of such events in the financial results of the Company.

For the management of financial risks, the Company established operational and financial policies and strategies, approved by internal committees and by the Management, with the purpose of granting liquidity, security and profitability to its assets, as well as maintaining its levels of indebtedness and the profile of the debt as defined in the economical-financial flow.

The main identified financial liabilities in the process of risk management are:

3.1 – Foreign Exchange Rate Risk

This risk derives from the possibility of the Company having its financial statements affected by fluctuations in the foreign exchange rate. The Company is subject to financial risks that cause volatility in its accounting statements, as well as its cash flow. The Company is significantly subject to exposure between assets and liabilities indexed by the foreign currency, particularly the American dollar. Such exposure is especially true for the financing contracts with Itaipu Binacional. In addition, there is exposure to the Libor interest rate, related to external capture contracts.

In this context, the Company’s Financial Hedge Policy was approved. The objective of this policy is to monitor and mitigate the exposure to market variables that affect assets and liabilities of the Company and its subsidiaries, thus reducing the effect of undesired fluctuation of these variables in Accounting Statements.

In this manner, the above-mentioned policy has the objective of assisting Company results to faithfully reflect its real operational performance and the cash flow reduced its volatility.

Along with this policy, the creation of a Financial Hedge Committee within the Financial Management, was approved. The main function of such committee is to define which hedge strategies and instruments should be presented to the Company’s Board of Executive Officers.

Taking into consideration the different ways in which hedge operations may be conducted by the Company, the approved policy employs a priority scale. First, the structural solution and, only in residual cases, operations with derivative financial instruments will be adopted.

Operations with financial derivatives aim to hedge the Company’s and its subsidiaries’ indexed liabilities that present a descrepancy, therefore, preventing it to characterize financial leverage or the granting of credits to third parties.

The Company has been conducting studies and discussing, through its Financial Hedge Committee, the conduction of hedge operations. In 2011, the Operational Program with Derivative Instruments was expanded, and now comprehends, as well as discrepancies in currency up to the period of December, 2012, exposure to existing interest rate in the given period.

In this manner, according to the table below, the company performed operations to lock the Libor interest rate with the intent to neutralize the volatility of contracts of capture at 6-month Libor. In addition to the Libor swap operation, foreign exchange hedge strategies were analyzed in 2011 and are being implemented, prioritizing structural solutions, in line with the Company’s Financial Hedge Policy. This strategy considers not only the total amount of the discrepancy, but also its disposition over time, with the purpose of hedging the Company’s balance sheet, as well as its cash flow.

Below is the position of these operations of swap of Libor tax by fixed fee on December 31, 2012:

12/31/2012
Transaction	Contracted Amounts (Domestic)	Contractual Rates	Due Date	Fair Value

01/2011	20,192	2.4400%	11/25/2015	(1,139)
02/2011	20,192	2.4900%	11/25/2015	(1,169)
03/2011	50,000	3.2780%	08/10/2020	(8,929)
04/2011	100,000	3.3240%	08/10/2020	(18,694)
05/2011	50,000	2.1490%	08/10/2015	(2,357)
06/2011	100,000	2.2725%	08/10/2015	(5,088)
07/2011	100,000	2.1790%	08/10/2015	(4,836)
08/2011	100,000	2.1500%	08/10/2015	(4,683)

12/31/2012
Transaction	Contracted Amounts (Domestic)	Contractual Rates	Due Date	Fair Value
09/2012	25,000	1.6795%	11/27/2020	(1,459)
10/2012	25,000	1.6295%	11/27/2020	(1,360)
11/2012	75,000	1.6285%	11/27/2020	(4,074)
12/2012	75,000	1.2195%	11/29/2017	(2,607)
13/2012	75,000	1.2090%	11/29/2017	(3,009)
14/2012	50,000	2.2245%	11/29/2017	(2,060)
15/2012	50,000	1.1670%	11/29/2017	(1,920)
16/2012	50,000	1.1910%	11/29/2017	(2,003)
17/2012	50,000	1.2105%	11/29/2017	(2,070)
18/2012	25,000	1.1380%	11/29/2017	(695)

Total	1,040,384			(68,152)

Operations with derivatives, when performed in over the counter market, have counterpart risks which, in face of the issues presented by financial institutions in 2008 and 2009, prove to be relevant. With the objective of mitigating such risk, the Company adopted a policy for accrediting of financial institutions, for the purpose of performing operations with derivatives. This policy defines criteria relating to comprehension, rating and expertise on the derivative market, to select institutions that may perform such operations with the Company. Each semester the Company selects the 20 best financial institutions based on criteria such as the institution’s credibility to perform derivative operations. In addition, the Company has developed a method to control the exposure to accredited companies which defines limitations to the volume of operations to be performed with each one of them.

The Company has determined that all derivative operations to be carried by Eletrobras must be classified in the protection hedge concept, thus ratifying the single and exclusive intent of hedging these positions. This measure mitigates the risk of unmatched liquidation of hedge positions and their respective objects, since the financial flows of both will always be matched

3.1.1 – Operation in other entities

The following subsidiaries and associates carried out derivative operations in the year and the resulting impact is as follows:

•	ESBR Participações S.A – carried out NDF operations classified as cash flow hedge. These operations resulted in a comprehensive negative impact during the fiscal year in the amount of R$ 231.

•

Madeira Energia S.A. – carried out swap operations to protect itself from exposure to the Euro. On December 31, 2012, the contract was liquidated in full (2011 – gain of R$2,410 recorded in the current assets and balance sheet). Additionally, other non-accounting hedged contracts totalized R$ 923, in contrast to the financial results.

3.2 – Interest risk rate

This risk is associated to the possibility that the Company may account for losses due to fluctuations in market interest rates, impacting its statements by increasing financial expenses related to foreign funding agreements, mainly referred to Libor and contracts derivative operations to mitigate such exposure, as mentioned above.

The Company’s exposure to financial assets and liabilities interest rate is detailed in the sensitivity item of this explanatory note.

3.3 – Commodity risk

Eletronorte

The subsidiary Eletronorte has signed, in the 2004 fiscal year, long-term contracts for the supply of electricity with three of its major customers. These long-term contracts are associated to the international price of aluminum, quoted at London Metal Exchange (LME), as a basic asset for purposes of defining the monthly values of the contracts.

The details of the contracts are as follows:

Contract Dates
Customer	Initial	Maturity	Average megawatt volume
750 MW - until 12/31/2006
Albrás	07/01/2004	12/31/2024	800 MW - as of 01/01/2007
Alcoa	07/01/2004	12/31/2024	From 304.92 MW to 328 MW
BHP	07/01/2004	12/31/2024	From 353.08 MW to 492 MW

These contracts include the cap and floor band concept, related to the price of aluminum quoted at the LME. The maximum and minimum price limits of the LME is set at US$ 2,773.21/ton and US$ 1,450.00/ton, respectively.

Considering that the premium is associated with the price of the aluminum commodity traded on the LME, it is possible to attribute fair value to such contracts. The LME value for the month of December 2012 was quoted at US$ 2,098.00/ton, that is, 3.1% greater than the value observed in December 2011 when the price of this commodity reached US$ 2,034.00/ton. Such variation, in addition to the depreciation of the Real in 2012 when the value of the dollar went from R$ 1.79 to R$ 2.05, a 14.52% variation during 2012, allowed an improvement in the expectation of the fair value for the derivatives. Another important matter in this context was the policy adopted by the Federal Government to reduce the basic interest rate of the economy, established by the SELIC rate, through governmental banks. This resulted in an average reduction of the SELIC rate (24 months in advance) from 9.90% to 7.25% per year.

The impact of the derivative embedded in the result was positive in 2012 in the amount of R$ 133,804 and a negative impact of R$ 124,770 in 2011 and the presented current asset situation is of R$ 472,364 in 2012 and R$ 376,950 in 2011.

3.4 – Credit risk

This risk derives from the possibility that the Company and its subsidiaries may incur in losses resulting from difficulties to realize their receivables from customers, as well as from default by financial institutions acting as counterparties in operations.

The Company, through its subsidiaries, operates in the markets of electricity generation and transmission, supported by agreements signed in a regulated framework. The Company seeks to minimize its credit risks by means of sureties mechanisms involving receivables from their customers and, when applicable, bank guarantees. In the distribution segment, the Company, through its subsidiaries, follows the default levels through the analysis of the particularities of its customers. Additionally, there are negotiations to enable it to receive past due credits.

Cash availabilities are applied in an exclusive extra-market fund, according to specific regulation by the Central Bank of Brazil. Such fund is fully comprised by public bonds indexed by Selic, there being no exposure to counterparty risk.

In occasional relations with financial institutions, the Company has the policy of solely performing operations with institutions evaluated as low-risk by rating agencies, which are also in compliance with equity requirements previously defined and formalized. Additionally, credit limits are defined and periodically reviewed.

The concentration of credit risk relating to any individual counterpart was not superior to 8% of the gross monetary assets on December 31, 2012.

3.5 – Liquidity risk

The Company’s liquidity needs are the responsibility of the treasury and funding departments, which operate in conjunction, permanently monitoring the short, medium and long-term cash flows, forecasted and realized, seeking to prevent possible discrepancies and consequent financial losses and ensuring the liquidity requirements for operational needs.

The due dates of derivative financial instruments are disclosed in item 3.1 of this explanatory note. The table below analyses non-derivative financial liabilities of the Group by maturity, corresponding to the remaining period in the balance sheet until the contractual maturity date. The amounts disclosed in the table are the non-discounted contracted cash flows. The tables include cash flow of principal and interest to incur. As interest cash flow are post-fixed, the non-discounted value was obtained based on the interest curve at the end of the fiscal year. Contractual maturity date is based on the most recent date on which the Group must liquidate the respective liabilities.

	CONSOLIDATED 12/31/2012
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES (Current / Non-Current)

Measured at Amortized Cost	18,813,729	5,628,118	11,100,818	37,399,741	72,942,406

Suppliers	7,512,083	—	—	—	7,512,083
Loans and financings	4,792,990	3,369,497	9,956,605	35,153,071	53,272,163
Debentures	316,899	17,593	345,509	47,330	727,331
Reimbursement liabilities	5,988,698	1,801,059	—	—	7,789,757
Commercial Lease	162,929	325,858	488,786	1,045,460	2,023,033
Concessions Payable - UBP	40,131	114,110	309,918	1,153,880	1,618,039

Measured at Fair Value through profit and loss	185,031	291,252	—	—	476,283

Derivative Financial Instruments	185,031	291,252	—	—	476,283

	CONSOLIDATED 12/31/2011
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES (Current / Non-Current)

Measured at Amortized Cost	15,264,773	4,811,219	9,357,358	33,181,096	62,614,446

Suppliers	6,503,957	—	—	—	6,503,957
Loans and financings	5,887,383	2,794,041	8,508,684	30,866,130	48,056,238
Debentures	739,237	279,410	—	—	1,018,647
Reimbursement liabilities	1,955,966	1,475,262	—	—	3,431,228
Commercial Lease	142,997	259,034	388,551	1,127,959	1,918,541
Concessions Payable - UBP	35,233	3,472	460,123	1,187,007	1,685,835

Measured at Fair Value through profit and loss	269,718	197,965	—	—	467,683

Derivative Financial Instruments	269,718	197,965	—	—	467,683

4 – Sensitivity Analysis of Financial Instruments

In the following charts, scenarios for indexes and rates were considered with their respective impacts on the Company’s results. For the sensitivity analyses, forecasts and/or estimates fundamentally based on macroeconomic premises from the Focus Report, disclosed by the Central Bank and Economic Outlook 86, published by OECD were used as a likely scenario for the end of 2012.

4.1 – Granted Loans

The sensitivity analysis of the loan and financing contracts granted was carried out from four different perspectives: two scenarios consider an increase of the outstanding balance’s currency indexing and two scenarios consider a reduction of such currency indexing. The analysis was limited to granted contracts that present exposure to the foreign exchange rates and prices indexes.

4.1.1 – Index Depreciation – Granted Loans (in cents and percentages)

CONSOLIDATED

Contracts Granted - Negative Variation 4th qtr 2012			Indexing			Balance R$ thousand
Currency (Risk)	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar	2,848,699	5,821,317	2.080	1.664	1.387	4,740,236	3,950,196
IGP-M	1,911,830	3,906,824	5.31%	4.25%	3.54%	81,215	67,679

TOTAL	4,760,529	9,728,141				4,821,450	4,017,875

4.1.2 – Index Appreciation – Granted Loans (in cents and percentages)

CONSOLIDATED

Contracts Granted - Positive Variation 4th qtr 2012			Indexing			Balance R$ thousand
Currency (Risk)	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar	2,848,699	5,821,317	2.080	2.600	3.120	7,406,618	8,887,942
IGP-M	1,911,830	3,906,824	5.31%	6.64%	8.30%	126,898	158,622

TOTAL	4,760,529	9,728,141				7,533,516	9,046,564

4.2 – Obtained Loans

The sensitivity analysis of the loan and financing contracts was carried out from four different perspectives: two scenarios consider an increase of the outstanding balance’s currency indexing and two scenarios consider a reduction of such currency indexing. The analysis was limited to granted contracts that present exposure to the foreign exchange rates and prices indexes.

4.2.1 – Index Depreciation – Obtained Loans (in cents and percentages)

Contracts Granted - Negative Variation 4th qtr 2012			Indexing			Balance R$ thousand
Currency (Risk)	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar	9,289,405	18,982,899	2.080	1.664	1.387	15,457,570	12,881,308
IGP-M	14,837,600	30,320,635	5.31%	4.25%	0.035	630,301	525,251
EURO	17,536	35,834	2.643	2.114	1.762	37,077	30,897
YEN	140,792	287,709	0.026	0.021	0.017	2,951	2,459

TOTAL	24,285,333	49,627,077				16,127,898	13,439,915

4.2.2 – Index Appreciation – Obtained Loans (in cents and percentages)

CONSOLIDATED

Contracts Granted - Positive Variation 4th qtr 2012			Indexing			Balance R$ thousand
Currency (Risk)	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar	9,289,405	18,982,899	2.080	2.600	3.120	24,152,453	28,982,943
IGP-M	14,837,600	30,320,635	5.31%	6.64%	7.97%	984,846	1,181,815
EURO	17,536	35,834	2.643	3.304	3.964	57,932	69,519
YEN	140,792	287,709	0.026	0.033	0.039	4,610	5,532

TOTAL	24,285,333	49,627,077				25,199,841	30,239,809

4.3 – Itaipu Binacional Financial Asset

Sensitivity analysis of the regulatory asset deriving from the trading of electricity by Itaipu Binacional was carried out. The analysis was limited to the variation in the real – dollar exchange rate, including two scenarios in which there is currency appreciation of 25% and 50% and two scenarios in which there is currency depreciation of 25% and 50%.

4.3.1 – Depreciation of Indexes of Itaipu Binacional Financial Asset:

Itaipu Financial Asset – Negative Variation 4th qtr 2012			Indexing			Balance R$ thousand
Currency (Risk)	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar	9,645,362	19,710,296	2.080	1.664	1.387	16,049,882	13,374,901

4.3.2 – Appreciation of Indexes of Itaipu Binacional Financial Asset:

C Itaipu Financial Asset – Positive Variation 4th qtr 2012			Indexing			Balance R$ thousand
Currency (Risk)	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar	9,645,362	19,710,296	2.080	2.600	3.120	25,077,940	30,093,528

4.4 – Embedded derivatives indexed by the price of Aluminum

Sensitivity analysis was conducted for contracts of electricity supply for electric-intensive consumers Albras and Alumar, subdivided into Alcoa and BHP, due to contractual clause referring to premiums by the variation in the price of in the international market (see item 3.3 – Commodity Risks in the explanatory note above).

Therefore, a variation over price of premium earned was considered for these hybrid agreements, as seen in the table below. The volatility components of premiums basically are: the price of primary aluminum at LME, foreign exchange rate and CDI. Below, it is possible to see the impact of each scenario on the company’s results.

Balance on 12/31/2012	Scenario I (-25%) Indexes and Prices	Scenario II (-50%) Indexes and Prices	Scenario I (+25%) Indexes and Prices	Scenario II (+50%) Indexes and Prices
472,364	98,206	—	985,655	1,196,920

For scenario II (50% decrease) the expected price of aluminum per ton offered by the LME is below the minimum price range for the contractual premium (US$ 1,450.00), therefore, the value is zero, impacting the value at embedded derivative market.

As for the variation obtained in scenarios III and IV (25% and 50% increases) the large variation presented refers to the application of said percentages to the values of foreign exchange, aluminum price and CDI.

The sensitivity analyses were elaborated according to CVM Rule No. 475/2008, with the objective of measuring the impact of the changes in the market variables on each of the Company’s financial instruments. Therefore, the projections are based on the assessment of macroeconomic scenarios, not meaning that the transactions will have the values presented in the considered analyses terms.

5 – Fair Value Estimate

It is assumed that the balances of accounts receivable from customers and accounts payable to suppliers at carrying amount, less PCLD, are close to their fair values. The fair value of financial liabilities, for the purpose of disclosure, is estimated by discounting the future contractual cash flows by the current market interest rate, available to the Company from similar financial instruments.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments by the evaluation technique:

	12/31/2012
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (Current / Non-Current)

Available for sale	1,513,039	4,595,947	—	6,108,986

Investments (Participation in Equity)	1,513,039	—	—	1,513,039
Financial Asset - Concessions	—	4,595,947	—	4,595,947

Measured to Fair value through profit and loss	11,208,952	475,719	—	11,684,671

Cash and cash equivalent	4,429,375	—	—	4,429,375
Marketable securities	6,779,577	—	—	6,779,577
Derivative financial instrument	—	475,719	—	475,719

LIABILITIES (Current/Non-current)

Measured to Fair value through profit and loss	—	476,283	—	476,283

Derivative financial instrument	—	476,283	—	476,283

	12/31/2011
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (Current / Non-Current)

Available for sale	1,702,902	—	—	1,702,902

Investments (Participation in Equity)	1,702,902	—	—	1,702,902

Measured to Fair value through profit and loss	16,397,746	380,567	—	16,778,313

Cash and cash equivalent	4,959,787	—	—	4,959,787
Marketable securities	11,437,959	—	—	11,437,959
Derivative financial instrument	—	380,567	—	380,567

LIABILITIES (Current/Non-current)

Measured to Fair value through profit and loss	—	467,683	—	467,683

Derivative financial instrument	—	467,683	—	467,683

Financial assets and liabilities recorded at fair value were classified and disclosed according to the following levels:

Level 1 – quoted prices (non-adjusted) in active markets, liquid and visible for identical assets and liabilities accessible on the date of measurement;

Level 2 – quoted prices (may be adjusted or not) for similar assets or liabilities in active markets, other entries not observable in level 1, directly or indirectly, in the terms of the asset or liability; and

Level 3 – assets and liabilities for which prices do not exist or for which these prices or valuation techniques are supported by a small or non-existing market, not observable or liquid. At this level, the fair value estimate becomes highly subjective.

The fair value of financial instruments negotiated in active markets (such as securities held for trading and available for sale) is based on market prices, quoted on the balance sheet date. A market is seen as active if the quoted prices are readily and regularly available from a Stock Exchange, a distribution company, a broker, an industry group, a pricing service or regulatory agency, and such prices represent real market transactions that occur regularly in purely commercial basis.

The market price quoted used for financial assets maintained by the Company is the current competing price. These instruments are included in Level 1. Instruments included in that level comprehend, mainly, equity investments of FTSE 100 classified as negotiable securities or available for sale.

The fair value of financial instruments not negotiated on active markets (for example, OTC derivatives) is determined by valuation techniques. These techniques maximize the use of data adopted by the market where it is available and trust as least as possible in the entity’s specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument will be included in Level 2.

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

The fair value of future foreign exchange contracts is determined based on future foreign exchange rates on the date of the balance sheet, with the resulting value discounted at present value.

Other techniques, such as analysis of discounted cash flows, are used to determine the fair value for the remaining financial instruments.

NOTE 45 – BUSINESS SEGMENT INFORMATION

Operational segments are defined as business activities from which it is possible to obtain revenues and incur expenses, on which operational decisions are made. The main operational decision maker, responsible for allocating resources and for appraising the performance of operational segments is the Board of Directors, which is also responsible for the Company’s strategic decision making. The operating segments of the Company are Management, Generation, Transmission and Distribution (there are no aggregation of operating segments in these financial statements).

The Board of Directors assesses the performance of operational segments based on the measurement of net income.

Business segment information, corresponding to the fiscal year ended on December 31, 2012, 2011 and 2010, are as follows:

	12/31/2012
	Management	Generation	Transmission	Distribution	Total
Net Operating Revenue	163,953	20,684,447	8,688,595	4,527,483	34,064,477
Operating Expenses	(1,565,822)	(18,821,973)	(7,256,879)	(4,751,641)	(32,396,316)

Operating Result Before Financial Results	(1,401,870)	1,862,473	1,431,716	(224,158)	1,668,162

Financial Result	2,017,342	(911,592)	(482,098)	8,856	632,509
Results of Investments in Subsidiaries	—	(7,226,581)	(3,134,874)	276,074	(10,085,381)
Income tax / Social contribution	468,584	—	—	—	468,584
Non-Controlling Interest	(644,209)	258,476	801,669	(25,462)	390,474
Net Profit (loss) in the Fiscal Year	46,737	—	—	—	46,737

Net Operating Revenue	486,585	(6,017,223)	(1,383,587)	35,310	(6,878,916)

12/31/2011
	Management	Generation	Transmission	Distribution	Total
Net Operating Revenue	192,963	19,093,367	7,778,698	2,467,716	29,532,744
Operating Expenses	(2,094,716)	(13,690,743)	(7,071,445)	(2,532,998)	(25,389,902)

Operating Result Before Financial Results	(1,901,753)	5,402,624	707,253	(65,282)	4,142,842

Financial Result	1,909,379	(1,218,314)	(436,152)	(20,460)	234,453
Results of Investments in Subsidiaries	482,785	—	—	—	482,785
Income tax / Social contribution	(189,200)	(696,752)	(198,294)	(13,815)	(1,098,061)
Non-Controlling Interest	(29,454)	—	—	—	(29,454)

Net Profit (loss) in the Fiscal Year	277,757	3,487,558	72,807	(99,557)	3,732,565

12/31/2010
	Management	Generation	Transmission	Distribution	Total
Net Operating Revenue	126,478	18,398,128	5,894,556	2,412,923	26,832,085
Operating Expenses	(1,500,234)	(13,270,258)	(5,558,101)	(2,761,874)	(23,090,467)

Operating Result Before Financial Results	(1,373,756)	5,127,870	336,455	(348,951)	3,741,618

Financial Result	732,722	(937,998)	(109,589)	(49,258)	(364,123)
Results of Investments in Subsidiaries	641,740	520	27,495	—	669,755
Income tax / Social contribution	(215,596)	(1,096,289)	(171,673)	(10,707)	(1,494,265)
Non-Controlling Interest	(305,072)	—	—	—	(305,072)

Net Profit (loss) in the Fiscal Year	(519,962)	3,094,103	82,688	(408,916)	2,247,913

NOTE 46 – RELATED-PARTY TRANSACTIONS

The parent company of Eletrobras is the Federal Government, who holds 54.46% of the Company’s common and preferred shares (see Note 37).

The Company’s transactions with its subsidiaries, controlled companies and special purpose entities are carried out at prices and conditions compatible with those practiced on the market. Among the main related-party transactions, we highlight loans and financing granted under the same conditions as those practiced in the market and/or according to matter-specific legislation. All other transactions were also established under normal market conditions.

		12/31/2012			12/31/2011			12/31/2010
COMPANY	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	PROFIT LOSS	ASSETS	LIABILITIES	PROFIT LOSS	PROFIT LOSS

FEDERAL GOVERNMENT	Consumers and reseller	13,539	—	—	9,901	—	—	—
	Accounts receivable	3,008	—	—	—	—	—	—
	Eletricity supply	—	—	—	14,801	—	—	76,563
	Other revenue	—	—	81,975	—	—	55,011	11,615

		16,547	—	81,975	24,702	—	55,011	88,178

BNDES	Loans and financing payable	—	10,849,335	—	—	8,173,793	—	—

		—	10,849,335	—	—	8,173,793	—	—

REAL GRANDEZA	Accounts receivable	5,411	—	—	1,927	—	—	—
	Social security contribution	—	5,138	—	—	4,740	—	—
	Suppliers	—	80	—	—	—	—	—
	Accounts payable	—	(267,534)	—	—	(438,949)	—	—
	Actuarial debt agreements	—	24,374	—	—	56,762	—	—
	Other liabilities	—	197,440	—	—	24,261	—	—
	Debt’s charge / indexation	—	—	—	—	—	—	13,425
	Regular sponsor contributions	—	—	(16,198)	—	—	(15,011)	11,929
	Financial revenue	—	—	279	—	—	—	—
	Actuarial asset - low and actuarial provision	—	—	(19,812)	—	—	—	(11,277)
	Financial expenses	—	—	4	—	—	—	(98,490)
	Other expenses	—	—	(79,464)	—	—	(62,048)	(148,207)
	Other revenues	—	—	—	—	—	—	155
	Actuarial provision	—	—	—	—	—	40,134	—
	Contributions - administrative expenses	—	—	—	—	—	(2,517)	2,899
	Reversal of contributions	—	—	19,914	—	—	—	—

		5,411	(40,502)	(95,277)	1,927	(353,186)	(39,442)	(229,566)

NUCLEOS	Social security contributions	—	2,942	—	—	1,788	—	—
	Reversal of contributions	—	—	20,733	—	—	—	—
	Actuarial provision	—	—	—	—	—	(15,734)	(6,472)
	Regular sponsor contributions	—	—	(20,733)	—	—	(11,704)	8,657

		—	2,942	—	—	1,788	(27,438)	2,185

RS ENERGIA	Accounts receivable	1	—	—	3,503	—	—	—
	Interest on Capital / Dividends Receivable	2,332	—	—	773	—	—	—
	Advance for capital increase	—	—	—	142,046	—	—	—
	Permanent equity interest	221,325	—	—	—	—	—	—
	Retained earnings from equity method	—	—	8,182	—	—	3,253	—
	Permanent equity interest	10,594	—	—	4,158	—	—	—
	Other assets	1	—	—	—	—	—	—
	Services revenue	—	—	1,330	—	—	1,957	—
	Revenues from eletric grid usage	—	—	4	—	—	—	—
	Equity expense	—	—	—	—	—	—	(490)
	Other revenues	—	—	15	—	—	13	—

		234,253	—	9,531	150,480	—	5,223	(490)

UIRAPURU	Accounts receivable	1	—	—	17	—	—	—
	Interest on Capital / Dividends Receivable	1,908	—	—	1,382	—	—	—
	Permanent equity interest	33,111	—	—	33,011	—	—	—
	Accumulated equity method	7,271	—	—	6,238	—	—	—
	Gains on equity method	—	—	7,935	—	—	3,680	3,474
	Gains on use of electrical network	—	—	2	—	—	55	—
	Services revenues	—	—	2,289	—	—	2,091	—
	Other revenues	—	—	16	—	—	13	—

		42,291	—	10,242	40,648	—	5,839	3,474

ARTEMIS	Accounts receivable	2	—	—	501	—	—	—
	Interest on Capital / Dividends Receivable	15,945	—	—	4,863	—	—	—
	Permanent equity interest	148,578	—	—	148,578	—	—	—
	Accumulated equity method	16,809	—	—	10,402	—	—	—
	Gains on equity method	—	—	26,989	—	—	11,983	7,317
	Other assets	537	—	—	—	—	—	—
	Services revenue	—	—	5,606	—	—	—	—
	Revenue from eletric grid usage	—	—	9	—	—	5,984	—
	Other revenues	—	—	—	—	—	84	—

		181,871	—	32,604	164,344	—	18,051	7,317

PORTO VELHO	Accounts receivable	2	—	—	5	—	—	—
	Interest on Capital / Dividends Receivable	1,351	—	—	—	—	—	—
	Permanent equity interest	297,793	—	—	190,293	—	—	—
	Accumulated equity method	3,238	—	—	1,904	—	—	—
	Other revenues	—	—	60	—	—	—	—
	Equity method expenses	—	—	—	—	—	(1,330)	—
	Revenue from equity method	—	—	2,685	—	—	58	3,034

		302,384	—	2,745	192,202	—	(1,272)	3,034

NORTE BRASIL	Permanent equity interest	189,640	—	—	23,530	—	—	—
	Interest on Capital / Dividends Receivable	805	—	—	250	—	—	—
	Accumulated equity method	3,984	—	—	(7,411)	—	—	—
	Revenue from equity method	—	—	3,414	—	—	1,164	186

		194,429	—	3,414	16,369	—	1,164	186

ETAU	Accounts receivable	—	—	—	55	—	—	—
	Interest on Capital / Dividends Receivable	535	—	—	2,055	—	—	—
	Permanent equity interest	9,567	—	—	9,567	—	—	—
	Accumulated equity method	14,129	—	—	10,732	—	—	—
	Revenue from equity method	—	—	4,793	—	—	5,413	8,367
	Other assets	16	—	—	—	—	—	—
	Revenue from eletric grid usage	—	—	1	—	—	—	—
	Services revenues	—	—	219	—	—	664	—
	Other revenues	—	—	2	—	—	7	—

		24,247	—	5,015	22,409	—	6,084	8,367

ESBR	Permanent equity interest	952,342	—	—	562,342	—	—	—
	Accumulated equity method	(12,518)	—	—	(7,934)	—	—	—
	Equity method expenses	—	—	(4,352)	—	—	(3,646)	(7,937)
	Other expense	—	—	—	—	—	—	(1,235)

		939,824	—	(4,352)	554,408	—	(3,646)	(9,172)

CERRO CHATO I	Accounts receivable	5	—	—	5	—	—	—
	Permanent equity interest	86,940	—	—	180	—	—	—
	Accumulated equity method	(440)	—	—	2,095	—	—	—
	Other assets	1	—	—	—	—	—	—
	Revenue from eletric grid usage	—	—	57	—	—	15	—
	Equity method expenses	—	—	(261)	—	—	—	(180)
	Other revenues	—	—	9	—	—	7	—

		86,506	—	(195)	2,280	—	22	(180)

CERRO CHATO II	Accounts receivable	5	—	—	5	—	—	—
	Permanent equity interest	81,090	—	—	180	—	—	—
	Accumulated equity method	(1,084)	—	—	(180)	—	—	—
	Other assets	1	—	—	—	—	—	—
	Equity method expenses	—	—	(904)	—	—	—	(180)
	Revenue from eletric grid usage	—	—	57	—	—	23	—
	Other revenues	—	—	9	—	—	7	—

		80,012	—	(838)	—	—	—	(180)

CERRO CHATO III	Accounts receivable	5	—	—	5	—	—	—
	Interest on Capital / Dividends Receivable	176	—	—	652	—	—	—
	Permanent equity interest	74,970	—	—	180	—	—	—
	Accumulated equity method	849	—	—	(180)	—	—	—
	Other assets	1	—	—	—	—	—	—
	Earnings from equity method	—	—	—	—	—	2,927	—
	Equity method expenses	—	—	(1,721)	—	—	—	(180)
	Revenue from eletric grid usage	—	—	57	—	—	30	—
	Other revenue	—	—	8	—	—	7	—

		76,001	—	(1,656)	657	—	2,964	(180)

TELES PIRES	Permanent equity interest	184,194	—	—	187,928	—	—	—
	Accumulated equity method	—	—	—	(828)	—	—	—
	Other accounts receivable	—	—	—	—	—	—	—
	Equity method expenses	—	—	(3,734)	—	—	(828)	—
	Earnings from equity method	—	—	(3,734)	—	—	—	—
	Services revenues	—	—	196	—	—	—	—

		184,194	—	(7,272)	187,100	—	(828)	—

INTEGRAÇÃO	Interest on Capital / Dividends Receivable	—	—	—	2,060	—	—	—
	Accumulated equity method	20,155	—	—	8,898	—	—	—
	Earnings from equity method	—	—	9,197	—	—	8,646	4,624

		20,155	—	9,197	10,958	—	8,646	4,624

COSTA OESTE	Permanent equity interest	1,390	—	—	—	—	—	—
	Accumulated equity method	(252)	—	—	—	—	—	—
	Equity method expenses	—	—	(252)	—	—	—	—

		1,138	—	(252)	—	—	—	—

TBSE	Permanent equity interest	6,408	—	—	—	—	—	—
	Accumulated equity method	(107)	—	—	—	—	—	—
	Services revenues	—	—	105	—	—	—	—
	Equity method expenses	—	—	(106)	—	—	—	—

		6,301	—	(1)	—	—	—	—

LIVRAMENTO	Permanent equity interest	36,055	—	—	—	—	—	—
	Accumulated equity method	(775)	—	—	—	—	—	—
	Services revenues	—	—	119	—	—	—	—
	Equity method expenses	—	—	(775)	—	—	—	—

		35,280	—	(656)	—	—	—	—

SANTA VITÓRIA	Permanent equity interest	97,551	—	—	—	—	—	—
	Accumulated equity method	(492)	—	—	—	—	—	—
	Equity method expenses	—	—	(492)	—	—	—	—
	Other revenues	—	—	119	—	—	—	—

		97,059	—	(373)	—	—	—	—

MARUMBI	Permanent equity interest	622	—	—	—	—	—	—
	Accumulated equity method	(52)	—	—	—	—	—	—
	Equity method expenses	—	—	(52)	—	—	—	—

		570	—	(52)	—	—	—	—

CHUI	Permanent equity interest	33,887	—	—	—	—	—	—
	Accumulated equity method	(281)	—	—	—	—	—	—
	Equity method expenses	—	—	(281)	—	—	—	—

		33,606	—	(281)	—	—	—	—

AMAPARI ENERGIA	Permanent equity interest	39,191	—	—	34,105	—	—	—
	Earnings from equity method	—	—	7,355	—	—	6,109	768

		39,191	—	7,355	34,105	—	6,109	768

FACHESF	Suppliers	—	2,160	—	—	7,181	—	—
	Socia security contributions	—	—	—	—	9,317	—	—
	Contracts of actuarial debts	—	2,523	—	—	381,560	—	—
	Regular contribution	—	11,001	—	—	—	—	—
	Actuarial expenses	—	—	(30,650)	—	—	44,101	—
	Financial expenses	—	—	(31,363)	—	—	—	(41,637)
	Operating expenses	—	—	(18,581)	—	—	(16,381)	(94,311)

		—	15,684	(80,594)	—	398,058	27,720	(135,948)

TDG	Permanent equity interest	45,183	—	—	15,235	—	—	—
	Services revenues	—	—	875	—	—	—	—
	Earnings from equity method	—	—	—	—	—	2,217	—
	Equity method expenses	—	—	(4,352)	—	—	—	(261)

		45,183	—	(3,477)	15,235	—	2,217	(261)

MANAUS TRANSMISSÃO	Permanent equity interest	187,758	—	—	122,268	—	—	—
	Payable accounts	—	—	—	—	112	—	—
	Other comprehensive results	—	—	—	—	(467)	—	—
	Services revenues	—	—	—	—	—	1,722	—
	Equity method expenses	—	—	(5,452)	—	—	(8,041)	(8,981)

		187,758	—	(5,452)	122,268	(355)	(6,319)	(8,981)

IEMADEIRA	Permanent equity interest	514,112	—	—	359,756	—	—	—
	Services revenues	—	—	—	—	—	5,028	—
	Other credits	—	—	—	—	—	260	—
	Financial revenue	—	—	—	—	—	—	2,065
	Earnings from equity method	—	—	19,116	—	—	10,872	2,066

		514,112	—	19,116	359,756	—	16,160	4,131

MANAUS CONSTRUÇÃO	Interest on Capital / Dividends Receivable	2,970	—	—	8,432	—	—	—
	Permanet equity interest	15,410	—	—	6,392	—	—	—
	Earnings from equity method	—	—	3,556	—	—	8,874	5,948

		18,380	—	3,556	14,824	—	8,874	5,948

STN	Accounts receivable	177	—	—	174	—	—	—
	Permanet equity interest	188,861	—	—	195,267	—	—	—
	Suppliers	—	1,226	—	—	1,271	—	—
	Earnings from equity method	—	—	17,615	—	—	28,314	33,262
	JCP Revenue / Dividends	—	—	7,494	—	—	5,872	—
	Services revenues	—	—	2,134	—	—	2,055	1,854
	Charges of electrical network	—	—	(11,321)	—	—	(10,869)	(10,410)

		189,038	1,226	15,922	195,441	1,271	25,372	24,706

INTESA	Interest on Capital / Dividends Receivable	762	—	—	609	—	—	—
	Permanent equity interest	35,646	—	—	31,692	—	—	—
	Suppliers	—	924	—	—	929	—	—
	Earnings from equity method	—	—	4,107	—	—	3,095	2,844
	Charges of eletric network	—	—	(8,696)	—	—	(8,429)	(8,045)

		36,408	924	(4,589)	32,301	929	(5,334)	(5,201)

EAPSA	Consumers and resellers	242	—	—	244	—	—	—
	Interest on Capital / Dividends Receivable	3,090	—	—	4,252	—	—	—
	Permanent equity interest	261,301	—	—	157,112	—	—	—
	Earnings from equity method	—	—	40,404	—	—	38,792	(1,029)

		264,633	—	40,404	161,608	—	38,792	(1,029)

ESBR Part.	Permanent equity interest	939,825	—	—	554,408	—	—	—
	Other comprehensive results	—	(231)	—	—	(3,253)	—	—
	Equity method expenses	—	—	(4,352)	—	—	(3,646)	—

		939,825	(231)	(4,352)	554,408	(3,253)	(3,646)	—

SETE GAMELEIRAS	Accounts receivable	15	—	—	—	—	—	—
	Permanent equity interest	19,810	—	—	1,850	—	—	—
	Services revenues	—	—	56	—	—	—	—
	Equity method expenses	—	—	(88)	—	—	(157)	(3)

		19,825	—	(32)	1,850	—	(157)	(3)

S. PEDRO DO LAGO	Permanent equity interest	14,098	—	—	1,803	—	—	—
	Accounts receivable	15	—	—	—	—	—	—
	Services revenues	—	—	56	—	—	—	—
	Equity method expenses	—	—	(117)	—	—	(143)	(4)

		14,113	—	(61)	1,803	—	(143)	(4)

PEDRA BRANCA	Permanent equity interest	13,504	—	—	1,737	—	—	—
	Consumers and resellers	15	—	—	—	—	—	—
	Services revenues	—	—	56	—	—	—	—
	Equity method expenses	—	—	(118)	—	—	(179)	(3)

		13,519	—	(62)	1,737	—	(179)	(3)

BRASVENTO MIASSABA	Advance for capital increase	22,885	—	—	10,685	—	—	—
	Permanent equity interest	9,534	—	—	(352)	—	—	—
	Earnings from equity method	—	—	(799)	—	—	—	—

		32,419	—	(799)	10,333	—	—	—

BRASVENTO EOLO	Advance for capital increase	16,691	—	—	8,112	—	—	—
	Permanent equity interest	6,938	—	—	(550)	—	—	—
	Earnings from equity method	—	—	(623)	—	—	—	—

		23,629	—	(623)	7,562	—	—	—

ANDE	Clients	63,659	—	—	52,115	—	—	—
	Other assets	23,791	—	—	18,102	—	—	—
	Other liabilities	—	(38,078)	—	—	(33,582)	—	—
	Services revenues	—	—	239,834	—	—	195,336	179,121
	Financial income	—	—	479	—	—	2,371	4,461
	Financial expenses	—	—	622	—	—	508	20
	Other expenses	—	—	(42,932)	—	—	(35,296)	(32,353)

		87,451	(38,078)	198,002	70,217	(33,582)	162,919	(151,250)

FIBRA	Payable accounts	—	(42,610)	—	—	(43,031)	—	—
	Pension contributions	—	(2,888)	—	—	(2,811)	—	(17,298)
	Financial expenses	—	—	(4,800)	—	—	(4,253)	(4,400)
	Socia security contributions	—	—	(20,434)	—	—	(17,336)	—

		—	(45,499)	(25,234)	—	(45,842)	(21,589)	(21,698)

CAJUBI	Payable accounts	—	(47,187)	—	—	(26,421)	—	—
	Regular pension contributions	—	(6,190)	—	—	(4,534)	—	(16,845)
	Outros passivos	—	887,445	—	—	(686,480)	—	—
	Financial expenses	—	—	(622)	—	—	(508)	(20)
	Actuarial expenses	—	—	(90,708)	—	—	(144,970)	(320,751)
	Socia security contributions	—	—	(27,269)	—	—	(19,284)	—

		—	834,068	(118,599)	—	(717,435)	(164,762)	(337,616)

ENERPEIXE	Accounts receivable	536	—	—	—	—	—	—
	Consumers and resellers	—	—	—	545	—	—	—
	Interest on Capital / Dividends Receivable	29,640	—	—	—	—	—	—
	Permanent equity interest	514,735	—	—	536,651	—	—	—
	Other assets	—	—	—	87	—	—	—
	Earnings from equity method	—	—	76,524	—	—	—	—
	Financial revenue	—	—	—	—	—	—	47,321
	Services revenues	—	—	3,046	—	—	—	6,581
	Revenues from eletric grid usage	—	—	4,914	—	—	—	4,319

		544,911	—	84,484	537,283	—	—	58,221

TRANSLESTE	Interest on Capital / Dividends Receivable	(1,652)	—	—	—	—	—	—
	Permanent equity interest	25,687	—	—	23,630	—	—	—
	Other assets	—	—	—	375	—	—	—
	Suppliers	—	(126)	—	—	(132)	—	—
	Services revenues	—	—	—	—	—	2	—
	Earnings from equity method	—	—	4,041	—	—	—	—
	Financial revenue	—	—	—	—	—	—	4,298
	Charges of use of electrical network	—	—	(1,193)	—	—	(1,146)	(1,010)

		24,035	(126)	2,848	24,005	(132)	(1,144)	3,288

TRANSUDESTE	Interest on Capital / Dividends Receivable	(379)	—	—	—	—	—	—
	Accounts receivable	23	—	—	11	—	—	—
	Permanent equity interest	13,871	—	—	13,894	—	—	—
	Other assets	—	—	—	2,830	—	—	—
	Suppliers	—	(79)	—	—	(81)	—	—
	Financial revenue	—	—	—	—	—	—	2,449
	Services revenues	—	—	132	—	—	123	115
	Earnings from equity method	—	—	2,035	—	—	—	—
	Other expenses	—	—	138	—	—	—	—
	Charges of use of electrical network	—	—	(734)	—	—	(709)	(626)

		13,515	(79)	1,571	16,735	(81)	(586)	1,938

TRANSIRAPÉ	Interest on Capital / Dividends Receivable	(460)	—	—	—	—	—	—
	Permanent equity interest	11,360	—	—	10,713	—	—	—
	Other assets	—	—	—	2,432	—	—	—
	Suppliers	—	(45)	—	—	(56)	—	—
	Financial income	—	—	—	—	—	—	1,796
	Earnings from equity method	—	—	1,969	—	—	—	—
	Charges of use of electrical network	—	—	(501)	—	—	(492)	(426)

		10,900	(45)	1,468	13,145	(56)	(492)	1,370

CENTROESTE	Advance for capital increase	3,527	—	—	3,527	—	—	—
	Accounts receivable	52	—	—	6	—	—	—
	Permanent equity interest	20,268	—	—	17,191	—	—	—
	Other assets	—	—	—	44	—	—	—
	Suppliers	—	(54)	—	—	(55)	—	—
	Services revenues	—	—	542	—	—	511	360
	Earnings from equity method	—	—	3,963	—	—	—	—
	Other expenses	—	—	74	—	—	—	—
	Charges of use of electrical network	—	—	(506)	—	—	(482)	(247)

		23,847	(54)	4,073	20,768	(55)	29	113

BAGUARI	Clients	40	—	—	84	—	—	—
	Advance for capital increase	82,632	—	—	82,632	—	—	—
	Permanent equity interest	6,608	—	—	7,713	—	—	—
	Other assets	—	—	—	9	—	—	—
	Interest on Capital / Dividends Receivable	9,729	—	—	—	—	—	—
	Earnings from equity method	—	—	8,623	—	—	—	—
	Revenues from eletric grid usage	—	—	382	—	—	1,418	—

		99,009	—	9,005	90,438	—	1,418	—

RETIRO BAIXO	Accounts receivable	11	—	—	—	—	—	—
	Empréstimos e financiamentos	2,550	—	—	—	—	—	—
	Advance for capital increase	58	—	—	58	—	—	—
	Permanent equity interest	110,020	—	—	106,010	—	—	—
	Other assets	—	—	—	2,605	—	—	—
	Service revenues	—	—	—	—	—	—	4,431
	Financial income	—	—	1,524	—	—	—	600
	Earnings from equity method	—	—	4,010	—	—	—	—

		112,639	—	5,534	108,673	—	—	5,031

SERRA FACÃO	Permanent equity interest	—	—	—	145,464	—	—	—
	Accounts receivable	—	—	—	(841)	—	—	—
	Other assets	—	—	—	987	—	—	—
	Services revenues	—	—	—	—	—	433	1,578
	Financial expenses	—	—	(3,885)	—	—	—	(40,334)
	Energy purchase	—	—	—	—	—	(129,207)	—
	Other expenses	—	—	34	—	—	—	(59,690)

		—	—	(3,851)	145,610	—	(128,774)	(98,446)

CHAPECOENSE	Interest on Capital / Dividends Receivable	(2,773)	—	—	—	—	—	—
	Clients	794	—	—	—	—	—	—
	Other accounts receivable	1,113	—	—	—	—	—	—
	Permanent equity interest	303,627	—	—	276,365	—	—	—
	Earnings from equity method	—	—	32,762	—	—	—	—
	Financial expenses	—	—	—	—	—	(828)	(6,287)
	Revenues from eletric grid usage	—	—	7,227	—	—	—	—
	Services revenues	—	—	5,943	—	—	—	—

		302,761	—	45,932	276,365	—	(828)	(6,287)

MADEIRA ENERGIA	Permanent equity interest	1,669,041	—	—	645,738	—	—	—
	Accounts receivable	3,073	—	—	—	—	—	—
	Other accounts receivable	1,903	—	—	—	—	—	—
	Suppliers	—	—	—	—	(420)	—	—
	Earnings from equity method	—	—	(100,459)	—	—	—	—
	Revenues from eletric grid usage	—	—	15,191	—	—	—	—
	Financial expense	—	—	—	—	—	—	(79,733)
	Services revenues	—	—	25,406	—	—	—	—

		1,674,017	—	(59,862)	645,738	(420)	—	(79,733)

INAMBARI	Other assets	—	—	—	252	—	—	—
	Permanent equity interest	6,640	—	—	6,937	—	—	—
	Financial expenses	—	—	—	—	—	—	(1,076)
	Service revenues	—	—	—	—	—	—	1,008
	Earnings from equity method	—	—	(919)	—	—	—	—

		6,640	—	(919)	7,189	—	—	(68)

TRANSENERGIA RENOVÁVEL	Advance for capital increase	24,556	—	—	31,360	—	—	—
	Accounts receivable	17	—	—	13	—	—	—
	Permanent equity interest	83,308	—	—	39,461	—	—	—
	Suppliers	—	(8)	—	—	—	—	—
	Payable accounts	—	—	—	—	(9)	—	—
	Earnings from equity method	—	—	4,214	—	—	—	—
	Services revenues	—	—	(8)	—	—	1,550	251
	Financial expenses	—	—	—	—	—	—	(926)
	Charges of use of electrical network	—	—	(106)	—	—	(78)	—

		107,881	(8)	4,100	70,834	(9)	1,472	(675)

MGE TRANSMISSÃO	Permanent equity interest	35,991	—	—	10,696	—	—	—
	Interest on Capital / Dividends Receivable	201	—	—	—	—	—	—
	Advance for capital increase	27,440	—	—	23,520	—	—	—
	Other accounts receivable	257	—	—	110	—	—	—
	Other assets	—	—	—	176	—	—	—
	Other expenses	—	—	(74)	—	—	—	—
	Earnings from equity method	—	—	1,975	—	—	—	—
	Financial expenses	—	—	—	—	—	—	(562)
	Services revenues	—	—	2,042	—	—	1,001	—

		63,889	—	3,943	34,502	—	1,001	(562)

GOIÁS TRANSMISSÃO	Permanent equity interest	44,806	—	—	16,040	—	—	—
	Advance for capital increase	56,840	—	—	24,500	—	—	—
	Interest on Capital / Dividends Receivable	300	—	—	—	—	—	—
	Other accounts receivable	38	—	—	—	—	—	—
	Earnings from equity method	—	—	4,567	—	—	—	—
	Financial expenses	—	—	—	—	—	—	(1,087)
	Services revenues	—	—	870	—	—	1,848	—

		101,984	—	5,437	40,540	—	1,848	(1,087)

REI DOS VENTOS	Advance for capital increase	12,894	—	—	10,036	—	—	—
	Permanent equity interest	8,914	—	—	(348)	—	—	—
	Earnings from equity method	—	—	(775)	—	—	—	—

		21,808	—	(775)	9,688	—	—	—

SEFAC ENERGIA	Interest on Capital / Dividends Receivable	—	—	—	—	—	—	—
	Permanent equity interest	104,098	—	—	145,464	—	—	—
	Accounts receivable	—	—	—	(841)	—	—	—
	Other assets	—	—	—	987	—	—	—
	Earnings from equity method	—	—	(40,360)	—	—	—	—
	Services revenues	—	—	91	—	—	433	—
	Energy purchase	—	—	—	—	—	(129,207)	—

		104,098	—	(40,269)	145,610	—	(128,774)	—

TRANS SÃO PAULO	Advance for capital increase	7,987	—	—	7,987	—	—	—
	Permanent equity interest	23,328	—	—	16,615	—	—	—
	Interest on Capital / Dividends Receivable	566	—	—	—	—	—	—
	Other accounts receivable	333	—	—	179	—	—	—
	Services revenues	—	—	755	—	—	604	—
	Financial expenses	—	—	—	—	—	—	(50)
	Earnings from equity method	—	—	2,378	—	—	—	—
	Revenue from eletric grid usage	—	—	(24)	—	—	—	—

		32,214	—	3,109	24,781	—	604	(50)

TRANS GOIÁS	Permanent equity interest	2,513	—	—	2,786	—	—	—
	Services revenues	—	—	—	—	—	5	—
	Financial expenses	—	—	—	—	—	—	(87)
	Earnings from equity method	—	—	(273)	—	—	—	—

		2,513	—	(273)	2,786	—	5	(87)

CALDAS NOVAS	Advance for capital increase	6,417	—	—	—	—	—	—
	Other accounts receivable	98	—	—	—	—	—	—
	Permanent equity interest	50	—	—	50	—	—	—
	Other expenses	—	—	684	—	—	—	—

		6,565	—	684	50	—	—	—

IE GARANHUS	Permanent equity interest	14,956	—	—	980	—	—	—
	Earnings from equity method	—	—	255	—	—	—	—

		14,956	—	255	980	—	—	—

LUZITÂNIA NIQUELÂNDIA	Permanent equity interest	931	—	—	—	—	—	—

		931	—	—	—	—	—	—

TSLE	Permanent equity interest	5,100	—	—	—	—	—	—
	Accumulated equity method	(5,100)	—	—	—	—	—	—
	Equity method expenses	—	—	(564)	—	—	—	—
	Services revenues	—	—	52	—	—	—	—

		—	—	(512)	—	—	—	—

Energia dos Ventos I	Permanent equity interest	167	—	—	—	—	—	—

		167	—	—	—	—	—	—

Energia dos Ventos II	Permanent equity interest	123	—	—	—	—	—	—

		123	—	—	—	—	—	—

Energia dos Ventos III	Permanent equity interest	152	—	—	—	—	—	—

		152	—	—	—	—	—	—

Energia dos Ventos IV	Permanent equity interest	216	—	—	—	—	—	—

		216	—	—	—	—	—	—

Energia dos Ventos V	Permanent equity interest	157	—	—	—	—	—	—

		157	—	—	—	—	—	—

Energia dos Ventos VI	Permanent equity interest	206	—	—	—	—	—	—

		206	—	—	—	—	—	—

Energia dos Ventos VII	Permanent equity interest	216	—	—	—	—	—	—

		216	—	—	—	—	—	—

Energia dos Ventos VIII	Permanent equity interest	157	—	—	—	—	—	—

		157	—	—	—	—	—	—

Energia dos Ventos IX	Permanent equity interest	167	—	—	—	—	—	—

		167	—	—	—	—	—	—

Energia dos Ventos X	Permanent equity interest	137	—	—	—	—	—	—

		137	—	—	—	—	—	—

JUNCO I	Permanent equity interest	106	—	—	—	—	—	—
	Equity method expenses	—	—	(38)	—	—	—	—

		106	—	(38)	—	—	—	—

JUNCO II	Permanent equity interest	111	—	—	—	—	—	—
	Equity method expenses	—	—	(33)	—	—	—	—

		111	—	(33)	—	—	—	—

CAIÇARA I	Permanent equity interest	114	—	—	—	—	—	—
	Equity method expenses	—	—	(30)	—	—	—	—

		114	—	(30)	—	—	—	—

CAIÇARA II	Permanent equity interest	67	—	—	—	—	—	—
	Equity method expenses	—	—	(29)	—	—	—	—

		67	—	(29)	—	—	—	—

EXTREMOZ	Permanent equity interest	53	—	—	—	—	—	—
	Advance for capital increase	34,525	—	—	—	—	—	—
	Earnings from equity method	—	—	53	—	—	—	—

		34,578	—	53	—	—	—	—

Key Personnel Compensation

The compensation of key personnel of the Company (directors and board) is as follows:

	12/31/2012	12/31/2011	12/31/2010
Compensation of Executive Officers and Board Members	35,685	30,457	24,545
Salaries and social contribution	6,670	6,371	4,821
Other	4,190	4,146	3,051

	46,545	40,975	32,417

NOTE 47 – SUBSEQUENT EVENTS

1 – CEA

The Company signed, on November 12, 2012, a letter of intent, focused on the participation in the financial recovery proceedings of the Companhia de Eletricidade do Amapá, CEA. These proceedings aim to enable the Company to become the controlling shareholder of CEA.

The Company and Amapá’s State Government shall initially sign a Shareholders Agreement and a Management Agreement, seeking the economic-financial recovery of CEA which, after the implementation of all the terms contained therein, provides for the the Company to acquire CEA’s share control. For that purpose, after the signature of such Agreements, the Company will assume the executive management of CEA, by means of its majority representation in the Administrative Council and nomination of members of the Executive Board of CEA, who shall later be replaced by professionals from the market.

In the proceedings, Amapá’s State Government will receive financing from the Federal Government, for the purpose of liquidating debts owed by CEA to the Eletrobras System and other suppliers, in addition to a Contingency Plan, which will be subject to ANEEL’s approval.

The execution of the above-mentioned transaction depends on several authorizations and initiatives in different fields and cannot, therefore, be detailed at this time – its effects being predicted for 2013.

2 – CERR

On November 26, 2012, the Company signed, , a letter of intent, aiming the participation in the financial recovery proceedings of the Companhia Energética de Roraima, (CERR). This process aims to enable the Company to assume control of CERR through the acquisition of its share control.

The Company and Roraima’s State Government shall initially sign a Shareholders Agreement and a Management Agreement, observing the necessary authorizations, enabling the economic-financial recovery of CERR which, after the implementation of all the terms contained therein, plans for an acquisition by the Company of a controlling shareholding CERR. For this purpose, after the signature of such Agreements, the Company will assume the executive management of CERR by means of its majority participation in the Administrative Council and nomination of members of the Executive Board of CEA, who shall later be replaced by professionals from the market.

During the proceedings, Roraima’s State Government will receive financing from the Federal Government, for the purpose of liquidating debts owed by CERR to the Eletrobras System and other suppliers, in addition to a Contingency Plan which will be forwarded to the approval of ANEEL.

The execution of the above-mentioned transaction depends on several authorizations and initiatives in different scopes and cannot, therefore, be detailed at this time, its effects being predicted for 2013.

3 – Angra III Financing

The Company obtained, on December 21, 2012, a R$3,800,00 loan from Caixa Econômica Federal, with the purpose of acquiring machinery, imported equipment and hiring foreign services for the construction of the Thermonuclear Power Plant Angra III, a responsibility of subsidiary Eletronuclear. The withdrawals from this financing agreement shall begin in 2013, with the following characteristics:

•	Amortization System – SAC

•	Grace period – 5 years

•	Amortization – 20 years

•	Nominal interest – 6.5% per year

•	Federal Government Surety

4 – Indemnifications Received

On January 28, 2013, the Company’s subsidiaries received part of the indemnification amount regarding the extension of concessions for Generation and Transmission of electricity, approved by the 160th Extraordinary Shareholders Meeting.

Subsidiaries Chesf, Eletronorte and Eletrosul opted for receiving 50% of the amount as immediate down payment and the remainder divided in installments, and subsidiary Furnas chose to receive the majority of its indemnification amount in installments, observing the terms of Inter-ministerial Ordinance 580/MME/MF, from November 1, 2012.

As set forth in the legislation, the installments will be received monthly, until the original completion date of the extended concession, restated by the IPCA, added to the compensation for weighted average capital cost (WACC) of actual 5.59% per year, as of December 4, 2012, date on which the amendment to the concession contract was signed.

	ORIGINAL INDEMNIFICATION AMOUNT
	TRANSMISSION	GENERATION	TOTAL	RECEIVED AMOUNT	1st INSTALLMENT
Chesf	1,587,161	5,178,303	6,756,464	3,492,000	163,000
Furnas	2,878,028	744,248	3,622,276	67,000	187,000
Eletrosul	1,985,568	—	1,985,568	1,015,000	50,000
Eletronorte	1,682,268	35,492	1,717,760	897,000	42,000
Total	8,133,025	5,958,043	14,091,068	5,471,000	442,000

5 – Trading of electricity from Itaipu and Proinfa in the CCEE – seasonal adjustment of physical guarantees

ANEEL’s Resolution 3,572/2012 approves the CCEE’s Trading Procedure – submodule 3.3, which describes the process of seasonal adjustment of physical guarantee of generating companies, allowed to generating companies to which generation projects have been granted, modeled at the CCEE, with physical guarantee as defined in relevant regulation.

The seasonal adjustment of physical guarantees is carried out annually, in the month of December. At the time of the adjustment, the CCEE discloses the schedule through an official notice, setting forth deadlines of related activities. Generating companies cannot file amounts that surpass the monthly power limits attributed to each plant as monthly seasonally adjusted physical guarantees, considering the number of hours in each month.

The seasonal adjustment of physical guarantees of a given power plant is the conversion of average annual values (MWméd), as defined in relevant regulation, into monthly values, expressed in terms of electricity, for the purpose of, among others, accounting calculations of the Short Term Market (MCP) and of penalties of insufficient reserve for the trading of electricity by the generating companies according to the Trading Rules.

Aneel’s Resolution 335/2013 has allowed the deadline for seasonal adjustment of physical guarantees to change to the period from February 07 to February 15, 2013. In this manner, the seasonal adjustment of physical guarantees of 2013 did not happen in advance, as set forth by the CCEE’s Market Procedure, creating conditions for the retroactive seasonal adjustment of physical guarantees for January and February of 2013.

Within the scope of MRE, the seasonal adjustment for the Itaipu Power Plant is flat, since its guarantees equals its electricity quotas. A flat seasonal adjustment is the even distribution of the physical guarantee over the 12 months in the year, and therefore has no volatility.

PROINFA’s Small Hydroelectric Plants (PCHs) are seasonally adjusted by Eletrobras, as per information to entrepreneurs submitted in September of the previous year.

In this context, market agents have estimated their seasonally adjusted physical guarantees on a month-to-month basis for the year 2013, in the period from February 7 to February 15, 2013, when the whole month of January and half of February had passed and the PLD value was known, allowing certain agents to overestimate their seasonally adjusted physical guarantee for these months.

The liquidation of the short term market in January and February 2013 was challenged by Eletrobras and ANEEL, and supported by ANEEL Resolution 627/2013, as being considered harmful to ITAIPU and to PROINFA, since by the characteristics of their flat seasonal adjustments, these institutional agents will suffer greater exposure in the Short Term Market. The amount of the above mentioned liquidation is of R$567,900, being R$514,900 related to Itaipu and R$53,000 to Proinfa.

Resuming of financial liquidation in the CEEE, therefore, depends on the result of Public Hearing 0118/2013 – open by Aneel in the period from March 13 to March 22.

It is fitting to highlight that given the institutional characteristics of energy trading for Itaipu and Proinfa, by Eletrobras, occasional resources of Eletrobras used to cover outstanding operational balances, shall be reimbursed in compensation with their own resources, based on interest rate equivalent to that which would be obtained with the investment of such, in equal period of utilization.

José da Costa Carvalho Neto	Armando Casado de Araújo
Chief Executive Officer	Chief Financial and Investor Relations Officer

Valter Luiz Cardeal de Souza	Miguel Colasuonno
Engineering Officer	Administrative Officer

Marcos Aurélio Madureira da Silva	José Antônio Muniz Lopes
Distribution Officer	Transmission Officer

João Vicente Amato Torres
Accountant
CRC-RJ-057.991/O-S-DF