Form 20-F
period 2013-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2014-04-30
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Avenida Presidente Vargas, 409 – 9th floor, Edifício Herm. Stoltz – Centro, CEP 20071-003, Rio de Janeiro, RJ, Brazil

(address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	New York Stock Exchange

Common Shares, no par value*	New York Stock Exchange

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class B Preferred Share	New York Stock Exchange

Preferred Shares, no par value*	New York Stock Exchange

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013 was:

1,087,050,297	Common Shares
146,920	Class A Preferred Shares
2,252	Class B Preferred Shares

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

The last financial statements available under generally accepted accounting principles in the United States (“U.S. GAAP”) which were filed with the United States Securities and Exchange Commission were those for the year ended December 31, 2009.

Beginning in 2011, we adopted certain changes to the presentation of our consolidated financial statements in an effort to make the presentation in those financial statements of each company within our group more consistent. Accordingly, we added and deleted a limited number of line items in our balance sheet, income of statement and cash flow statement as of and for the years ended December 31, 2013, 2012 and 2011.

We restated our consolidated financial statements as of and for the year ended December 31, 2012 as a result of the adoption, on January 1, 2013 (with a corresponding restatement of the opening balance as of January 1, 2012), of IFRS 11 (Joint Arrangements), or IFRS 11. We retroactively applied IFRS 11 to 2012 for comparison purposes pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). The adoption of this new pronouncement impacted several line items of our consolidated financial statements relating to the method of accounting for the results of joint venture entities, which are now recognized using the equity method of accounting instead of the proportional consolidation method we used prior to our adoption of IFRS 11. See note 3C.1 to our consolidated financial statements for a description of this pronouncement and its impact on our consolidated financial statements. We applied IFRS 11 beginning with January 1, 2012, based on the issued amendments to IFRS 10, IFRS 11 and IFRS 12 revising the transition guidance to provide relief from full retrospective application. As a result of these amendments, we retroactively adjusted our consolidated financial statements for the annual period immediately preceding the date of initial application (January 1, 2013) (the “Immediately Preceding Period”). Consequently, our financial information as of and for the years ended December 31, 2013 and 2012 reflects the effects of IFRS 11 and these consolidated financial statements are fully comparable. As we were not required to, and did not, restate our consolidated financial statements as of and for the year ended December 31, 2011, with the exception of the assets and liabilities which were restated, these consolidated financial statements are not directly comparable to our consolidated financial statements as of and for the years ended December 31, 2013 and 2012.

In addition, for the year ended December 31, 2013, we changed our reportable segments to better portray the operations of each segment and to better reflect how we manage our business. Under the new reportable segment structure we will continue to segment our core operations in the Brazilian generation, transmission, and distribution markets; however, we will no longer eliminate inter-segment balances. This is a change from prior years, where we presented segment balances net of inter-segment eliminations. Our financial data as of December 31, 2011 were derived from our audited consolidated financial statements that are not included in this annual report. Because these consolidated financial statements, and the related financial data, were not restated to reflect the change in segment presentation described above, they are not comparable to our consolidated financial statements and the related financial data, as of and for the years ended December 31, 2013 and 2012 included in this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Background

The tables below contain a summary of our financial data as of and for years ended December 31, 2013, 2012, 2011, 2010 and 2009. Our financial data as of December 31, 2013 and 2012 and as of January 1, 2012 and for the two years ended December 31, 2013 were derived from our consolidated financial statements, which appear elsewhere in this annual report prepared in accordance with IFRS, as issued by the IASB. As in “Presentation of Financial and Other Information” and in further detail in note 3C.1 to our audited consolidated financial statements, we restated our financial data as of and for the year ended December 31, 2012 as a result of the retroactive adoption of IFRS 11. You should read our selected financial data in conjunction with our financial statements and the related notes included in this annual report. Our financial data as of December 31, 2010 and 2009 and for the three years ended December 31, 2011 were derived from our audited consolidated financial statements that are not included in this annual report. Because we did not restate these consolidated financial statements, and the related financial data to reflect the adoption of IFRS 11, they are not comparable to our consolidated financial statements and the financial data as of and for the years ended December 31, 2013 and 2012.

The following paragraphs discuss some important features of the presentation of the selected financial information and our consolidated financial statements. These features should be considered when evaluating the selected financial information.

A. Selected Financial Data

Consolidated Balance Sheet Information

	As of December 31,
	2013	2012(1)	2011(1)	2010(2)	2009(2)
	(R$ thousands)
Assets
Current
Cash and cash equivalents	3,597,583	2,501,515	3,109,844	9,220,169	8,617,294
Restricted cash	879,801	3,509,323	3,034,638	2,058,218	1,341,719
Marketable securities	6,095,908	6,352,791	11,031,953	6,774,073	7,662,640
Accounts Receivable	3,587,282	4,082,695	4,069,402	3,779,930	3,102,079
Financial asset of concession agreements	1,168,002	318,293	1,271,365	1,723,522	1,570,376
Loans and financings	2,838,503	2,611,830	2,622,304	1,359,269	1,926,193
Fuel consumption account – CCC	1,275,334	1,240,811	1,184,936	1,428,256	877,833
Investment remuneration	268,060	167,197	215,823	178,604	78,726
Recoverable taxes	839,767	1,498,726	999,405	1,825,905	1,326,933
Income Tax and Social Contribution	1,940,005	1,227,005	898,788	—	—
Reimbursement rights	10,910,073	7,302,160	3,498,606	1,704,239	221,519
Warehouse (storeroom)	614,607	446,157	350,572	378,637	350,470
Stock of nuclear fuel	343,730	360,751	388,663	297,972	324,634
Indemnifications – Law 12,783	3,476,495	8,882,836	—	—	—
Financial instruments	108,339	249,265	191,919	283,220	227,540
Other	1,136,345	1,118,481	1,099,953	1,557,857	1,173,270

Total current assets	39,079,834	41,869,836	33,968,171	32,569,871	28,801,226

Non-current
Long term assets
Reimbursement rights	1,669,583	901,029	500,333	371,599	99,178
Loans and financings	12,335,838	12,932,963	12,993,679	8,300,171	9,839,828
Accounts receivable	1,310,821	1,256,685	1,295,180	1,706,292	1,431,080
Marketable securities	192,580	400,370	385,966	769,905	687,188
Stock of nuclear fuel	507,488	481,495	435,633	523,957	755,434
Recoverable taxes	1,990,527	1,737,406	2,293,344	4,338,682	4,493,223
Income Tax and Social Contribution	3,010,574	4,854,337	3,059,529	—	—
Judicial deposit	2,877,516	2,691,114	2,105,335	1,750,678	1,521,317
Fuel consumption account – CCC	16,275	521,097	727,136	785,327	1,173,580
Financial asset of concession of agreements	23,704,037	22,915,696	26,881,123	40,643,712	39,096,939

	As of December 31,
	2013	2012(1)	2011(1)	2010(2)	2009(2)
	(R$ thousands)
Financial instruments	107,816	223,099	185,031	297,020	228,020
Advances for future capital increase	490,429	70,423	4,000	7,141	4,000
Indemnifications – Law 12,783	2,019,684	5,554,435	—	—	—
Other	830,309	647,682	604,731	1,165,529	666,967

	51,063,477	55,187,831	51,471,020	60,660,013	59,996,755

Investments	17,414,994	14,677,150	11,124,380	4,724,647	5,288,107
Property, plant and equipment	30,038,514	29,494,833	41,552,365	46,682,498	41,597,605
Intangible assets	788,582	1,204,563	1,287,880	2,263,972	2,024,683

Total non-current assets	99,305,567	100,564,377	105,435,645	53,671,117	48,910,395

Total assets	138,385,401	142,434,213	139,403,816	146,901,001	137,708,376

(1)	Data for 2012 and as of and for the year ended December 31, 2012 and the opening balance January 1, 2012, have been restated to reflect the application of IFRS 11, as described in note 3C.1 to our consolidated financial statements.
(2)	We have not restated data for 2010 and 2009 to reflect the application of IFRS 11, as described in note 3C.1 to our financial statements.

	As of December 31,
	2013	2012(1)	2011(1)	2010(2)	2009(2)
	(R$ thousands)
Liabilities and shareholders’ equity
Current
Borrowings	1,969,765	1,337,279	1,637,864	1,868,465	1,115,274
Debentures	12,804	1,305	—	—	—
Financial Liability	—	787,115	—	—	—
Compulsory loan	7,935	12,298	16,331	16,925	13,675
Suppliers	7,740,578	6,423,074	5,487,947	5,165,765	3,079,614
Advances from clients	511,582	469,892	413,041	341,462	63,400
Payable Taxes	839,426	814,422	819,776	1,102,672	963,365
Income Tax and Social Contribution	15,262	313,888	130,409	—	—
Fuel consumption account – CCC	941,285	1,369,201	3,079,796	2,579,546	923,535
Shareholders’ remuneration	528,204	3,952,268	4,350,509	3,424,520	3,214,450
National Treasury Credits	39,494	131,047	109,050	92,770	76,036
Estimated liabilities	1,288,713	1,173,678	772,880	772,071	672,214
Reimbursement Obligations	8,377,400	5,988,698	1,955,966	759,214	857,001
Post-Employment Benefits	265,082	127,993	446,366	330,828	351,149
Provision for contingencies	23,654	28,695	30,827	257,580	252,708
Regulatory fees	714,862	654,230	625,069	584,240	589,433
Leasing	181,596	162,929	142,997	120,485	108,827
Concessions payable	3,567	1,870	—	25,098	—
Derivative financial instruments	225,423	185,031	261,489	237,209	40,050
Other	2,011,257	1,399,559	849,860	690,661	949,116

Total current liabilities	25,697,889	25,334,472	21,130,177	18,369,511	13,269,847

Non-current
Borrowings	30,506,522	25,292,871	22,377,889	31,269,971	28,392,542
National Treasury credits	—	37,072	155,676	250,485	311,306
Suppliers	791,293	—	—	—	—
Debentures	205,878	68,015	—	710,536	—
Advances from clients	776,252	830,234	879,452	928,653	978,980
Compulsory loan	358,905	321,894	211,554	141,425	127,358
Decommission obligations	1,136,342	988,490	408,712	375,968	323,326
Operational provision	1,061,490	1,005,908	843,029	—	—
Fuel consumption account – CCC	455,455	2,401,069	954,013	785,327	1,344,380
Provision for contingencies	5,695,104	5,100,389	4,441,168	3,901,289	3,528,917
Post-Employment Benefits	1,218,688	2,774,791	985,185	2,066,702	1,992,012
Onerous contracts	3,244,335	5,155,524	96,204	—	—
Reimbursement obligations	2,317,798	1,801,059	1,475,262	1,091,271	435,548
Leasing	1,891,628	1,860,104	1,775,544	1,694,547	1,639,448
Shareholders’ remuneration	—	—	3,143,222	5,601,077	7,697,579

	As of December 31,
	2013	2012(1)	2011(1)	2010(2)	2009(2)
	(R$ thousands)
Concessions payable	60,904	71,180	63,430	1,089,726	761,131
Advances for future capital increase	174,570	161,308	171,135	5,173,856	4,712,825
Derivative financial instruments	232,226	291,252	185,031	303,331	228,020
Regulatory Fees	375,982	428,383	392,134	—	—
Payable Taxes	892,950	620,397	1,081,873	1,217,649	1,273,890
Income tax and Social Contribution	533,713	598,750	572,425	—	—
Other	68,659	10,458	844,533	1,399,267	1,312,220

Total non-current liabilities	51,998,604	49,819,148	41,057,471	58,001,080	55,059,480

Shareholders’ equity
Share capital	31,305,331	31,305,331	31,305,331	26,156,567	26,156,567
Capital reserves	26,048,342	26,048,342	26,048,342	26,048,342	26,048,342
Profit reserves	4,334,565	11,361,225	19,095,822	17,329,661	15,663,924
Asset valuation adjustment	68,368	208,672	220,915	163,335	179,427
Additional Proposed Dividend	433,962	433,962	706,018	753,201	370,755
Other comprehensive income	(1,696,858)	(2,273,587)	(532,919)	(146,992)	827,491
Non-controlling shareholders’ interest	195,198	196,648	372,659	226,296	132,543

Total shareholders’ equity	60,688,908	67,280,593	77,216,168	70,530,410	69,379,050

Total liabilities and shareholders’ equity	138,385,401	142,434,213	139,403,816	146,901,001	137,708,376

(1)	Data for 2012 and as of and for the year ended December 31, 2012 and the opening balance January 1, 2012, have been restated to reflect the application of IFRS 11, as described in note 3C.1 to our consolidated financial statements.
(2)	We have not restated data for 2010 and 2009 to reflect the application of IFRS 11, as described in note 3C.1 to our financial statements.

Consolidated Income Statement

	For the year ended December 31,
	2013	2012(1)	2011(2)	2010(2)	2009(2)
	(R$ thousands)
Net operating revenue	23,835,644	28,014,296	29,532,744	26,832,085	23,140,905
Operating expenses
Personnel, supplies and services	9,244,586	7,670,823	7,670,716	7,370,713	6,486,218
Electricity purchased for reselling	5,515,206	4,863,288	3,386,289	4,315,084	3,581,396
Charges upon use of electric network	1,560,883	1,586,809	1,420,934	1,353,839	1,263,408
Construction - Distribution	1,013,684	1,345,519	711,740	810,475	361,709
Construction – Transmission	1,797,324	1,960,474	3,567,868	2,143,009	1,362,251
Construction – Generation	736,855	—	—	—	—
Fuel for electricity production	1,492,368	693,751	162,673	252,502	756,285
Remuneration and reimbursement	405,809	667,923	1,328,994	1,087,341	1,188,032
Depreciation	1,285,351	1,528,692	1,549,988	1,498,059	1,499,117
Amortization	215,189	160,269	173,897	94,417	125,129
Operating provisions	3,258,205	4,971,221	2,848,749	2,497,262	2,140,406
Donations and contributions	332,031	379,002	289,964	261,006	237,978
Voluntary Redundancy Scheme	256,860	—	—	—	—
Other	2,089,704	1,814,116	2,278,090	1,406,761	1,658,656
	29,204,055	27,641,887	25,389,902	23,090,468	20,660,585

Operating result before financial result	(5,368,411)	372,409	4,142,842	3,741,617	2,480,320

Financial result
Financial revenue
Revenue from interest, commissions and fees	1,146,055	1,172,031	757,450	781,872	1,035,487
Revenue from financial investments	556,469	1,565,875	1,664,517	1,537,435	1,464,782
Arrears surcharge on electricity	305,404	230,597	359,208	393,987	228,145
Monetary restatement	454,634	720,816	652,949	616,141	356,023
Exchange rate variation gain	539,059	460,559	669,731	—	—

	For the year ended December 31,
	2013	2012(1)	2011(2)	2010(2)	2009(2)
	(R$ thousands)
Remuneration for indemnification - Law 12,783	441,024	211,532	—	—	—
Other financial revenues	269,666	297,411	158,471	394,890	736,766

Financial expenses
Debt charges	(2,031,402)	(1,420,938)	(1,708,670)	(1,675,821)	(1,758,473)
Leasing charges	(379,771)	(412,152)	(350,861)	(332,449)	(213,470)
Charges on shareholders’ resources	(189,967)	(502,178)	(1,178,989)	(1,298,647)	(1,468,713)
Losses on derivatives	(238,938)	—	—	—	—
Exchange rate variation loss	—	—	—	(431,497)	(4,018,643)
Other financial expenses	—	—	—	—	—

	265,946	1,684,475	234,453	(364,122)	(3,638,097)

Result/loss before participation in associates and other investments	(5,102,465)	2,056,884	4,056,037	3,377,495	(1,157,777)

Result of participation in associates and other investments	177,768	612,202	482,785	669,755	1,571,032

Income before effects of Law 12,783	(4,924,697)	2,669,086	4,538,822	4,047,250	413,255
Effects – Law 12,783	—	(10,085,380)	—	—	—

Income before income tax and social contribution	(4,924,697)	(7,416,294)	4,538,822	4,047,250	413,255

Income tax and Social Contribution	(1,366,678)	490,642	(776,803)	(1,494,265)	836,885

Net income (loss) for the year	(6,291,375)	(6,925,652)	3,762,019	2,552,985	1,250,140

Attributable to controlling shareholders	(6,286,663)	(6,878,916)	3,732,565	2,247,913	911,467
Attributable to non-controlling shareholders	(4,712)	(46,736)	29,454	305,072	338,673

(1)	Data for 2012 and as of and for the year ended December 31, 2012, have been restated to reflect the application of IFRS 11, as described in note 3C.1 to our consolidated financial statements. With respect to IFRS 11, we recognized the results of our joint venture entities using the equity method of accounting in 2013 and 2012 and as of and for the year ended December 31, 2012 rather than through the proportional consolidation method we applied previously.
(2)	We have not restated data for 2011, 2010 and 2009 to reflect the application of IFRS 11, as described in note 3C.1 to our financial statements. In particular, data for 2013 and 2012 reflect the results of our joint venture entities through proportional consolidation in 2011, 2010 and 2009, as opposed to the equity method of accounting applicable in 2013 and 2012.

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

The following table sets out our declared dividends for the periods indicated:

	Year
	2013(1)	2012(1)	2011(1)
	(R$)
Common Shares	0.40	0.40	1.23
Class A Preferred Shares	2.18	2.18	2.17
Class B Preferred Shares	1.63	1.63	1.63

(1)	Interest on own capital.

The following table sets forth a summary of dividends/interest on own capital declared per share for the periods presented, both at the time declared and as adjusted for our 500:1 reverse stock split effected in 2007.

Dividend per Share

	Declared				Paid(2)
	On 12/31/2007		Equivalent on 08/20/2007(1)		On 06/30/2008		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.40155520020	0.22670084130	0.40155520020	0.22670084130	0.423339988	0.265933782	0.423339988	0.265933782
Preferred A	2.01949731106	1.14012155539	2.01949731106	1.14012155539	2.129057146	1.337431463	2.129057146	1.337431463
Preferred B	1.51462298231	0.85509116599	1.51462298231	0.85509116599	1.596792859	1.003073597	1.596792859	1.003073597

	Declared				Paid(2)
	On 12/31/2008		Equivalent on 08/20/2007(1)		On 05/20/2009		Equivalent on 08/20/2007(1)
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	1.484883733	0.635380288	1.484883733	0.635380288	1.548692924	0.662684178	1.548692924	0.662684178
Preferred A	2.174044374	0.930271448	2.174044374	0.930271448	2.267468532	0.970247553	2.267468532	0.970247553
Preferred B	1.630533280	0.697703586	1.630533280	0.697703586	1.703562217	0.728952596	1.703562217	0.728952596

	Declared		Paid(2)		Declared		Paid
	On 12/31/2009		On 05/18/2010		On 12/31/2010		On 06/29/2011
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.4096631540	0.713305484	0.422548776	0.235784150	0.832245170	1.386686902	0.877358220	1.380084480
Preferred A	2.1740443750	3.785446066	2.242427174	1.251284624	2.174043683	3.622391585	2.291890859	3.605144321
Preferred B	1.6305332814	2.839084549	1.681820380	0.938463467	1.630533280	2.716794551	1.718918690	2.703859099

	Declared		Paid(2)		Declared
	On 12/31/2011		On 5/29/2012		On 12/31/2012
	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	1.231779162	2.310571353	1.280047007	0.641820601	0.399210837	0.195356416
Preferred A	2.178256581	4.085973695	2.263612588	1.134984250	2.178256581	1.065944008
Preferred B	1.633692440	3.064480279	1.697709445	0.851238189	1.633692440	0.799458008

	Declared		Paid(2)		Declared(3)
	On 12/31/2012		On 9/20/2013		On 12/31/2013
	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.399210837	0.195356416	0.421402082	0.191086057	0,39921083663	0.17640779347
Preferred A	2.178256581	1.065944008	2.299341032	1.042643192	2,17825658673	0.96255262339
Preferred B	1.633692440	0.799458008	1.724505778	0.781982396	1,63369244005	0.72191446754

(1)	Adjusted to reflect the reverse stock split.
(2)	Adjusted by Selic rate variation.
(3)	Eletrobras expects to pay the dividends declared on December 31, 2013 by year-end 2014.

Exchange Controls and Foreign Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and since then, the real/U.S. dollar exchange rate has fluctuated considerably. Until early 2003, the value of the real declined relative to the U.S. dollar and then began to stabilize. The real appreciated against the U.S. dollar in 2004-2007. In 2008, as a result of the worsening of the global financial and economic crisis the real depreciated 31.9% against the U.S. dollar, and on December 31, 2008 the exchange rate of the real in relation to the U.S. dollar was R$2.34 per U.S.$1.00. In 2009, the real appreciated 25.5% against the U.S. dollar, due to improved economic conditions in Brazil. In 2010, the real appreciated 4.3% against the U.S. dollar. In 2011, the real depreciated 12.6% against the U.S. dollar. In 2012, the real depreciated 8.9% against the U.S. dollar. In 2013, the real depreciated 14.6% against the U.S. dollar. In the past, the Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian Government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. We cannot assure that the real will not depreciate substantially or continue to appreciate against the U.S. dollar in the near future.

The following table sets forth the period end, average, high and low selling rates published by the Central Bank expressed in reais per U.S.$ for the periods and dates indicated.

	Reais per U.S. Dollar
Year Ended	Period-end	Average	Low	High
December 31, 2009	1.7412	1.9905	1.7024	2.4218
December 31, 2010	1.6662	1.7593	1.6554	1.8811
December 31, 2011	1.8758	1.6746	1.5345	1.9016
December 31, 2012	2.0435	1.9550	1.7024	2.1121
December 31, 2013	2.3426	2.1605	1.9528	2.4457

The following table sets forth the period end, high and low commercial market/foreign exchange market selling rates published by the Central Bank expressed in reais per U.S.$ for the periods and dates indicated.

	Reais per U.S. Dollar
Month	Period-end	Average	Low	High
December 2013	2.3426	2.1605	1.9528	2.4457
January 2014	2.4263	2.3822	2.3335	2.4397
February 2014	2.3334	2.3837	2.3334	2.4238
March 2014	2.2630	2.3261	2.2603	2.3649
April 2014 (through April 28, 2014)	2.2370	2.2333	2.1974	2.2811

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Company

The renewal of our concessions, which were due to expire between 2015 and 2017, pursuant to Law No. 12,783, may adversely affect our financial condition and results of operations.

On September 11, 2012, the Brazilian Government enacted Provisional Measure No. 579/2012, later converted into Law No. 12,783, or “Law No. 12,783”, in order to regulate the terms and conditions for the renewal of concessions for the generation, distribution and transmission of electricity which were due to expire between 2015 and 2017. The terms of the law provide that companies may, only once, renew their generation and transmission concessions for a further thirty year term, provided they accept certain conditions established by ANEEL, such as accepting the revised tariffs to be calculated by ANEEL, and submitting to the agency’s quality standards.

On December 4, 2012, we renewed the generation and transmission concessions which were due to expire between 2015 and 2017 of Eletrobras Chesf, Eletrobras Eletronorte, Eletrobras Eletrosul and Eletrobras Furnas for further 30 year terms pursuant to Law No. 12,783. By doing so, we accepted the application of the significantly reduced revised tariffs and annual permitted revenues (Receita Anual Permitida) as remuneration for our generation and transmission activities in accordance with the Ministry for Mining and Energy’s Ordinance Nos. 579 and 580. While renewing our generation and transmission concessions for an additional 30 years assures us of long-term revenue generating assets, for the year ended

December 31, 2013 the effects of Law 12,783, and specifically the significantly reduced tariffs effective from January 1, 2013 with respect to those assets with concessions expiring in the years 2015 through 2017, resulted in a non-recurring charge of R$10.1 billion. Furthermore, we expect that in the future our revenues from concessions that have been renewed pursuant to Law 12,783 will be significantly lower, and may result in us incurring losses in subsequent periods. For more information regarding the effects of Law No. 12,783 on our income, please see “Item 5, Operating and Financial Review and Prospects — Overview —The Effects of Law No. 12,783” below. For further information about which of our concessions were renewed pursuant to Law No. 12,783, please see “Item 4, Information on the Company —Business Overview —Generation—Concessions.”

The amount of any indemnification payments to be received following renewal of our concessions, which were due to expire between 2015 and 2017, may not be sufficient to cover our investments in these concessions.

By agreeing to renew the concessions, which were due to expire between 2015 and 2017, we accepted indemnification for the unamortized portion of our assets relating to those concessions. We claimed indemnification from ANEEL (i) in relation to any transmission assets, which became operational prior to 2000 (pursuant to Provisional Measure No. 591/2012) and (ii) for the modernization of any generation assets in accordance with Law No. 12,783. ANEEL has not yet issued a decision on such claims. There are no clear rules for the quantification of indemnification claims in relation to investments made in concession assets renewed pursuant to Law No. 12,783 or as to the timing of the payment of such indemnification claims. In addition, we may be required to further invest in the renewed concessions and, as of the date of this annual report, there are no clear rules determining whether these investments will be reimbursed and how. The value of any indemnification payments received by us might be less than the amounts we accounted for and invested in those transmission and generation assets, which could materially adversely affect our financial condition and results of operations. For further information regarding the effects of Law No. 12,783, please see Note 2.1 to the Financial Statements.

The value of the revised tariffs we calculated based on our expected expenses, costs and revenues may be higher than the tariffs we will eventually receive.

Law No. 12,783 determines, among other things, the tariffs to be charged by concessionaires based on costs of operation and maintenance, charges, taxes and payments for the use of the transmission and distribution systems. By agreeing to renew our concessions early, we made certain assumptions about the assets of Eletrobras Furnas, Eletrobras Chesf and Eletrobras Eletrosul that may not materialize over time, particularly in relation to planned cost reductions. As a result, the tariffs we will receive in time may be lower than predicted or may be paid only after a significant amount of time, which could materially adversely affect our financial condition and results of operations.

There are no guarantees that our existing concession contracts will be renewed and, if so, at what terms.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL.

The Brazilian Government may renew any existing concessions that were not renewed pursuant to Law No. 12,783 for an additional period of 30 years without the need to carry out a new public bidding process. In case we request such a renewal, the Brazilian Government may grant their approval on less favorable terms. This applies to approximately 37.5% of our generation assets, all of our distribution assets and 5.8% of our transmission assets, other than Itaipu and our nuclear power plants, Angra I and Angra II.

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

The Brazilian Government also has the power to appoint seven out of the 10 members of our Conselho de Administração (or Board of Directors) and, through them, a majority of the executive officers responsible for our day-to-day management. Additionally, the Brazilian Government currently holds the majority of our voting shares. Consequently, the Brazilian Government has the majority of votes at our shareholders’ meetings, which empowers it to approve most matters prescribed by law, including the following: (i) the partial or total sale of the shares of our subsidiaries; (ii) increase of our capital stock through a subscription of new shares; (iii) our dividend distribution policy, as long as it complies with the minimum dividend distribution regulated by law; (iv) issuances of securities in the domestic market and internationally; (v) corporate spin-offs and mergers; (vi) swaps of our shares or other securities; and (vii) the redemption of different classes of our shares, independent from approval by holders of the shares and classes that are subject to redemption.

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

Our current budget anticipates capital expenditures for expansion, modernization, research, infrastructure and environmental projects of approximately R$14.1 billion in 2014. We cannot assure you that we will be able to finance our proposed capital expenditure programs from either our cash flow or external resources. Moreover, as a state controlled company, we are subject to certain rules limiting our indebtedness and investments and must submit our proposed annual budgets, including estimates of the amounts of our financing requirements and sources of our financing, to the Ministry of Planning, Budget and Management and the Brazilian Congress for approval. Thus, if our operations do not fall within the parameters and conditions established by such rules and the Brazilian Government, we may have difficulty in obtaining the necessary financing authorizations, which could create difficulties in raising funds. If we are unable to obtain such funds, our ability to invest in capital expenditures for expansion and maintenance may be adversely impacted, which would materially adversely affect the execution of our growth strategy, particularly our investment in large scale projects, which could materially adversely affect our financial condition and results of operations.

We own a number of subsidiaries whose performance significantly influences our results.

We conduct our business mainly through our operating subsidiaries, including Eletrobras Eletronorte, Eletrobras CGTEE, Eletrobras Eletronuclear, Eletrobras Chesf, Eletrobras Furnas, Eletrobras Eletrosul, Eletrobras Distribuição Alagoas, Eletrobras Distribuição Acre, Amazonas Energia, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia and Eletrobras Distribuição Roraima. In addition, we and our subsidiaries invest in special purpose companies for the development of certain projects, such as the construction of our hydroelectric plants Belo Monte, Santo Antonio, Interligação Elétrica do Madeira, Manaus Transmissora de Energia and Norte Brasil. Our ability to meet our financial obligations is therefore related in part to the cash flow and earnings of our subsidiaries and special purpose companies and the distribution or other transfer of those earnings to us in the form of dividends, loans or other advances and payment.

Some of our subsidiaries or special purpose companies are, or may in the future be, subject to loan agreements that require that any indebtedness of these subsidiaries or special purpose companies to us be subordinate to the indebtedness under those loan agreements. Our subsidiaries and any special purpose companies are separate legal entities. Any right we may have to receive assets of any subsidiary or special purpose company or other payments upon their liquidation or reorganization will be effectively subordinated to the claims of that subsidiary’s or special purpose company’s creditors (including tax authorities, trade creditors and lenders to such subsidiaries), except to the extent that we are a creditor of that subsidiary or special purpose company, in which case our claims would still be subordinated to any security interest in the assets of that subsidiary or special purpose company and indebtedness of that subsidiary or special purpose company senior to that held by us.

The amounts we receive from the Fuel Consumption Account may decrease.

The Brazilian Government introduced the Fuel Consumption Account, or CCC Account, in 1973. The current purpose of the CCC Account is to equalize the costs of energy for electricity companies located in areas where the generation matrix is mainly thermoelectric and, therefore, more expensive compared to hydrological energy, in order to avoid peaks in the tariffs paid by end consumers in such locations final consumers of such locations. In recent periods, the amounts we (and other companies in our industry) have received as reimbursements from the CCC Account have exceeded our contributions to that account.

Following the enactment of Law No. 12,783, we are no longer required to make payments to the CCC Account. Nevertheless, the CCC Account has not been extinguished. The assets which remain will still be distributed to generation and distribution companies which may incur additional expenses due to the use of thermoelectric plants should hydrological conditions be unfavorable. To ensure its continuing viability, Law No. 12,783 allows for transfers between the Conta de Desenvolvimento Energético (Energy Development Account or CDE Account) and the CCC Account.

The reimbursements we receive from the CCC Account may not be sufficient to cover our costs incurred as a result of thermoelectric energy generation and, accordingly, our financial condition and results of operations may be materially adversely affected.

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

Our subsidiary Eletrobras Eletronuclear, as an operator of two nuclear power plants, is subject to strict liability under Brazilian law for damages in the event of a nuclear accident. The Vienna Convention on Civil Liability for Nuclear Accidents (or the Vienna Convention) became binding in Brazil in 1993. The Vienna Convention provides that an operator of a nuclear installation, such as Eletrobras Eletronuclear, in a jurisdiction which has adopted legislation implementing the Vienna Convention, will be strictly liable for damages in the event of a nuclear accident (except as covered by insurance). Eletrobras Eletronuclear is regulated by several federal and state agencies. As of December 31, 2013, Eletrobras Eletronuclear’s Angra I and Angra II plants were insured for an aggregate amount of U.S.$926 million in the event of a nuclear accident (see “Item 4.B, Business Overview – Generation – Nuclear Plants”). In addition to the liability for damages in the event of a nuclear accident, Eletrobras Eletronuclear has acquired insurance to cover operational risks due to potential equipment failure, in the amount of U.S.$390.4 million for each unit. We cannot assure that this coverage will be sufficient in the event of a nuclear accident. Accordingly, any nuclear accident may have a material adverse effect on our financial condition and results of operations.

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

Our distribution activities are carried out in the northern and northeastern regions of Brazil, representing 22.9% of our consolidated net revenue as of December 31, 2013. The northern and northeastern regions of Brazil are the poorest regions in the country, and our distribution subsidiaries incur significant commercial losses due to illegal connections, as well as relatively high levels of default by consumers in those regions. Historically, in the aggregate, our distribution subsidiaries have incurred losses which have adversely affected our consolidated results of operations. In May 2008, we implemented a new management structure for our distribution activities. As a result, several measures have been taken in order to reduce commercial losses and to renegotiate debts due by consumers in default with our distribution subsidiaries. However, we cannot be certain that such measures will succeed, and that the losses suffered by our distribution subsidiaries will be substantially reduced. We also cannot be certain that the conditions in the market where theses subsidiaries operate will not deteriorate. Additionally, the independent auditor’s report has an emphasis of matter paragraph related to the operational continuity of controlled distribution companies.

In addition, the tariffs we charge for the sale of electricity to customers are determined by ANEEL, pursuant to concession agreements and Brazilian law, which establishes mechanisms that allow for periodic adjustment. ANEEL determines the level of any adjustment by analyzing the costs of each distribution company and their weighted average cost of capital, or WACC. The third tariff review cycle for energy distribution companies resulted in a WACC of 6.6%.

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2013, we provisioned a total aggregate amount of approximately R$5,719 million in respect of our legal proceedings, of which R$295 million were related to tax claims, R$4,487 million were related to civil claims and R$931 million were related to labor claims. (See “Item 8.A, Consolidated Financial Statements and Other Information – Litigation”).

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

If we are unable to remedy the material weaknesses in our internal controls, the reliability of our financial reporting and the preparation of our consolidated financial statements may be materially adversely affected.

Pursuant to SEC regulations, our management, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of our disclosure controls and procedures, including the effectiveness of our internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. As a result of our management’s evaluation of the effectiveness of our disclosure, controls and procedures in 2013, our management determined that these controls and procedures were not effective due to material weaknesses in our internal controls over financial reporting. These material weaknesses included our lack of design and maintenance of effective operating controls over:

•	financial reporting based criteria established by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, including: internal control deficiencies not remediated in a timely manner;

•	monitoring and approval controls over specific enterprise resource planning, or ERP, that could lead to non authorized manual journal entries;

•	the completeness/accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes;

•	the impairment calculation of assets; and

•	the appropriate review/monitoring related to the preparation of consolidated financial statements and related disclosures, and insufficient headcount of internal accounting personnel.

In response to these findings by our management, we have begun to implement steps to remedy each of these material weaknesses. In the event we are unable to remedy these material weaknesses, the reliability of our financial reporting and the preparation of our consolidated financial statements may be materially adversely affected, which may materially adversely affect our company and our reputation.

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

The Brazilian currency has experienced high degrees of volatility in the past. The Brazilian Government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms, including sudden devaluation, small periodic devaluation during which the occurrence of the changes varied from daily to monthly, floating exchange market systems, exchange controls and parallel exchange market. From time to time, there was a significant degree of fluctuation between the U.S. dollar and the Brazilian real and other currencies. On December 31, 2013, the exchange rate between the real and the dollar was R$2.34 to U.S.$1.00.

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

On December 31, 2013, approximately 34% of our consolidated indebtedness, which equaled R$11,080 million, was denominated in foreign currencies, of which R$10,668 million (or approximately 33% of our consolidated indebtedness) was denominated in U.S. dollars.

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

Risks Relating to the Brazilian Power Industry

In 2014, the Federal Government permitted CCEE to use credit facilities to assist distribution companies overcome financial difficulties in connection with thermoelectric power acquisition costs. There can be no assurance that CCEE will be able to contract financing that is sufficient to cover our losses or that the financial terms and conditions agreed by CCEE will be favorable to our business and operations.

On March 13, 2014, the Brazilian Federal Government announced the following measures to assist distribution companies with financial difficulties in connection with thermoelectric power acquisition costs for the period from February to December, 2014: (i) an electricity commercialization auction to be held by ANEEL and MME on April, 2014 in response to the power contracting deficit of distribution companies; and (ii) the National Treasury’s contribution of up to R$4.0 billion through the Energy Development Account (Conta de Desenvolvimento Energético – CDE).

In addition, the Federal Government allowed the Energy Trading Chamber, or CCEE, to contract financings in the amount of up to R$8.0 billion to fund the elevated costs incurred by distribution companies with electricity purchases from thermoelectric plants. Decree No, 8,221, dated April 1, 2014, created the Regulated Marked Account (Conta no Ambiente de Contratação Regulada or Conta-ACR), which will reserve the funds to contract and pay such financial obligations. Distribution companies will, after the 2015 tariff review procedures, withhold specific amounts defined by ANEEL to CDE in order to pay for the financings contracted by CCEE.

There can be no assurance that CCEE will be able to contract financings that are sufficient to cover our losses in connection with the power acquisition costs we incurred at the beginning of 2014. In addition, CCEE may use credit facilities under terms and conditions that are not favorable to our business and operations, which may adversely affect our financial condition and results of operations.

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

We could be penalized by ANEEL for failing to comply with the terms of our concession agreements and applicable legislation and we may not recover the full value of our investment in the event that any of our concession agreements are terminated.

We carry out our generation, transmission and distribution activities in accordance with concession agreements we execute with the Brazilian Government through ANEEL. The length of such concessions varies from 20 to 35 years. ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements and of the legislation and regulation applicable to the electricity sector. Depending on the extent of the non-compliance, these penalties could include substantial fines (in some cases up to two percent of our gross revenues in the fiscal year immediately preceding the assessment), restrictions on our operations (such as exclusion from upcoming auctions), intervention or termination of the concession. For example, on May 22, 2010, our subsidiary Eletrobras Furnas received a R$53.7 million fine from ANEEL, as a result of ANEEL determining that there were two malfunctions in the protection system of the Itaberá and Ivaiporã substations that led to power outages and disruption in generation on November 10, 2009. Further, In April 2014, ANEEL excluded Eletrobras Chesf, Eletrobras Furnas, Eletrobras Eletrosul and CEEE-GT from the upcoming transmission auctions due to delays in the construction of transmission lines previously awarded to these subsidiaries. ANEEL may also terminate our concessions prior to their due date in the event that we fail to comply with their provisions, are declared bankrupt or are dissolved, or in the event that ANEEL determines that such termination would serve the public interest (see “Item 4.B, Business Overview – Generation – Concessions”).

As of December 31, 2013, we believe we were in compliance with all material terms of our concession agreements. However, we cannot assure you that we will not be penalized by ANEEL for a future breach of our concession agreements or that our concessions will not be terminated in the future. In the event that ANEEL were to terminate any of our concessions before their expiration date, the compensation we recover for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment and, accordingly, could have a material adverse effect on our financial condition and results of operations.

We may be subject to administrative intervention if we provide our services in an inadequate manner or violate contractual obligations, regulations and other legal obligations.

In August 2012 the Brazilian Government published a provisional measure which later became Law No. 12,767/2012, permitting ANEEL to intervene in electric power concessions considered part of the public service in order to guarantee adequate levels of service as well as compliance with the terms and conditions under the concession contract, regulations and other relevant legal obligations. If ANEEL were to intervene in concessions as part of an administrative procedure, management would have to present a recovery plan to correct any violations and failures that gave rise to the intervention. Should the recovery plan be dismissed or not presented within the timelines stipulated by the regulations, ANEEL may, among other things, expropriate or forfeit the concession, reallocate our assets or adopt measures which may alter our shareholding structure.

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

Concessions may be terminated early through expropriation and/or forfeiture. Granting authorities may expropriate concessions in the interest of the public as expressly provided for by law, in which case granting authorities carry out the service during the concession period. A granting authority may declare the forfeiture of concessions after ANEEL or the MME conduct an administrative procedure and declare that the concessionaire (a) did not provide proper service for more than 30 consecutive days and did not present any acceptable alternative to ANEEL or to ONS, or failed to comply with the applicable law or regulation; (b) lost the technical, financial or economic conditions required to provide the service properly; and/or (c) did not comply with the fines charged by the granting authority.

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

We are affected by hydrological conditions and our results of operations could be affected

Hydrological conditions could adversely affect our operations. For example, hydrological conditions that result in a low supply of electricity in Brazil could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. The most recent period of extremely low rainfall in a large portion of Brazil was in the years immediately prior to 2001, and as a result, the Brazilian Government instituted a program to reduce electricity consumption from June 1, 2001 to February 28, 2002. Furthermore, precipitation levels recorded in 2012 and 2013 were relatively low, which in turn reduced the levels of reservoirs at our hydroelectric power plants. Consequently, we needed to rely on thermal plants to generate energy we had expected to generate from our hydroelectric plants, which was significantly more expensive.

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

The construction, expansion and operation of facilities and equipment for the generation, transmission and distribution of electricity involve many risks, including:

•	the inability to obtain required governmental permits and approvals;

•	the unavailability of equipment;

•	supply interruptions;

•	work stoppages;

•	labor unrest;

•	social unrest;

•	interruptions by weather and hydrological conditions;

•	unforeseen engineering and environmental problems;

•	increases in electricity losses, including technical and commercial losses;

•	construction and operational delays, or unanticipated cost overruns;

•	the unavailability of adequate funding; and

•	expenses related to the operation and maintenance segment cannot be fully approved by ANEEL.

For example, we experienced work stoppages during the construction of our Jirau, Santo Antônio hydroelectric plants and the Belo Monte which is a plant we own through a joint-venture. We do not have insurance coverage for some of these risks, particularly for those related to weather conditions. Furthermore, the implementation of investments in the transmission sector has suffered delays due to the difficulty to obtain the necessary government permits and approvals. This has led to delays in investments in generation due to the lack of transmission lines to drain production. If we experience any of these or other unforeseen risks, we may not be able to generate, transmit and distribute electricity in amounts consistent with our projections, which may have a material adverse effect on our financial condition and results of operations.

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

The Global Financial Crisis that began in the second half of 2008 had significant consequences, including in Brazil, such as volatility on the stock and credit market, lack of credit, higher interest rates, general economic deceleration, volatile exchange rates, inflationary pressure, among others, that could adversely affect us, affect the price of Brazilian securities, including Eletrobras shares.

The persistence of uncertainty in Europe, especially in Greece, Spain, Italy and Portugal, intensified the concern about their fiscal sustainability and their default risk, therefore reducing investor confidence and bringing volatility to the markets. Furthermore, projected growth in the United States remains low, considering certain savings criteria, firmer fiscal policies and lower global growth rates. The continuous financial deterioration of these countries appears to have adversely affected the global economy and, indirectly, the emerging markets, including Brazil and China, which have already begun to show signs of slowing their rate of growth.

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2013, we controlled approximately 34% of the installed power generating capacity within Brazil. Through our subsidiaries, we are also responsible for approximately 50% of the installed transmission capacity above 230 kV in Brazil. Our revenues derive mainly from:

•	the generation of electricity and its sale to electricity distribution companies and free consumers;

•	the transmission of electricity on behalf of other electricity concessionaires; and

•	the distribution of electricity to end consumers.

For the year ended December 31, 2013, we derived 70.0%, 18.6% and 18.9% of our net revenue (after eliminations) from our electricity generation, transmission and distribution businesses, respectively. For the year ended December 31, 2013, our net revenues were R$23,836 million, compared to R$28,014 million for the year ended December 31, 2012.

A. History and Development

General

We were established on June 11, 1962 as a mixed capital company with limited liability and unlimited duration. We are subject to Brazilian Corporate Law. Our executive offices are located at Avenida Presidente Vargas, 409, 13th Floor, Edifício Herm. Stolz, CEP 20071-003, Rio de Janeiro, RJ, Brazil. Our telephone number is +55 21 2514 4637. Our legal name is Centrais Elétricas Brasileiras S.A. – Eletrobras and our commercial name is Eletrobras.

Capital Expenditures

In the last five years, we have invested an average of R$6.1 billion per year in in expansion, modernization, research, infrastructure and environmental quality. Approximately 46% was invested in our generation segment, 34% in our transmission segment and the balance in our distribution segment and other investments.

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

According to the EPE 10 Year Plan, it is estimated that Brazil will have 155,736 km of transmission lines and 183,053 MW of installed generation capacity by 2022. These investments by Brazil will represent approximately R$260.38 billion. As the current largest player in the market based on length of transmission lines, we expect to participate in the majority of these new investments. In accordance with the Business Plan, we believe that over the next five years we will invest approximately R$52.4 billion in our generation, transmission and distribution businesses. For these investments, we expect to use the funding derived from our net cash flow as well as from accessing national and international capital markets and through bank financing.

Our capital expenditures for fixed assets, intangible assets and concession assets in 2013, 2012 and 2011 were R$5,712.1 million, R$7,199.8 million and R$11,569.9 million, respectively.

B. Business Overview

Strategy

Our main strategic objectives are to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector. In order to achieve these objectives, our main strategies are as follows:

•	Expand and improve efficiency in our generation, transmission and distribution business. Our business is focused on our core operations in the Brazilian generation, transmission and distribution markets. Our strategy is to select and optimize opportunities that arise in the auction process for new generation plants and transmission lines in accordance with the Electricity Regulatory Law. By focusing on generation, transmission and distribution, we believe that we will be able to maximize profits by improving efficiency in the operation and maintenance of our assets and capitalizing on opportunities arising from greenfield projects or from the selective acquisition of existing assets. Our Corporate Strategy Plan for 2010 to 2020 sets as a target the achievement of a global leadership position in clean energy production by 2020, while keeping our rates of return at competitive levels. Our recently released Business and Management Director Plan for 2013 to 2017 foresees a five-year investment target of R$52,4 billion corresponding to a goal of new 13.2 GW of generation capacity and the addition of 19,000 km of transmission lines.

•

Renewed strategy for distribution business. With respect to our distribution segment, since 2008 we have adopted a renewed strategy for the management of our distribution companies in order to improve their operational efficiency. Their governance and management were reorganized, so that all companies now have the same board of directors and CEO. Initially, the new administration focused on improving each company’s quality of service and increasing its total income. Processes and policies were standardized in order to make the distribution business more efficient and to centralize the purchase of material and services as well as the negotiations with debtors. Although we have already made substantial progress in terms of efficiency, we intend to continue to develop policies to further reduce any commercial and technical losses, improving the financial position of these subsidiaries. With this renewed focus and funding and technical guidance from the World Bank, we embarked upon a large project called “Energy +” in 2012. We believe that we will be able to achieve our operational efficiency goals by 2015. For further information about our distribution companies, please see “Item 4.B, Business Overview – Distribution – Distribution Companies.”

•	We seek to maintain high corporate governance standards and to promote sustainability in order to enhance our brand value as well as the market appreciation of our stock. Our shares are listed on the BM&FBOVESPA’s Level 1 segment and on the NYSE. We use compliance with the numerous regulations from the stock exchanges as a roadmap for the continuous implementation of best practices in corporate governance. Our current corporate governance standards fully reflect the orientations of our Corporate Strategic Plan for 2010 to 2020 and are included in the audit and administration manuals, the internal regulations of the Board of Directors and Audit Committee as well as our by-laws. We believe that improving our corporate governance standards will help us achieve growth, profitability and increased market share as a result of the positive effect these standards have on our brand, both domestically and internationally. As part of this strategy, we established controls and procedures, in accordance with the Sarbanes Oxley Act of 2002. For a further discussion of our internal controls please see “Item 15—Controls and Procedures.” In addition, we are a signatory to the United Nations Global Compact, the world’s largest corporate responsibility initiative, and, for the sixth consecutive year, were selected as a member of BM&FBOVESPA’s ISE Corporate Sustainability Index. We are also aiming to become a member of the Dow Jones Sustainability Index. In 2012, as an important first step, we were included in the Down Jones Sustainability Emerging Markets Index. We believe that membership these indices, and registration with organizations recognized for the most stringent governance standards in the world will enable us to significantly raise our global profile and reputation. We strive to maintain our leadership in an increasingly competitive market, positioning ourselves as a company that emphasizes social and environmental responsibility as a path to maintaining business sustainability, providing career development prospects as well as a good working environment for our employees and improved living standards for the communities that live close to our facilities and plants. In order to maintain our present market share, we are committed to the expansion of our generation, transmission and distribution businesses, focusing on improving the performance of our investments as well as our operational efficiency, restructuring our management model and expanding into international markets.

•	Selectively identify growth opportunities in certain international markets. In accordance with our Corporate Strategic Plan for 2010 to 2020, we are conducting feasibility studies for investments in neighboring countries, including Argentina, Colombia, Peru, Uruguay and Nicaragua. Our strategic goal is to generate new energy that can be added to the Interconnected Power System and to integrate certain electrical power systems in the Americas. In order to achieve sustainable growth, we believe that certain international electricity markets offer attractive opportunities, which could present an interesting trade-off when compared to the domestic market. We plan to selectively identify opportunities in these markets in the future. We may also identify and pursue growth opportunities outside South and Central America, mainly in Africa and North America, including renewable energy projects.

Generation

Our principal activity is the generation of electricity. Net revenues (including financial revenues at the holding company level) from generation represented 72.2%, 70.6% and 64.7% of our total net revenues (after eliminations) in the years ended December 31, 2013, 2012 and 2011, respectively.

Pursuant to Law No. 5,899, of July 5, 1973, and Decree 4,550, of December 27, 2002, Eletrobras must sell all energy produced by Itaipu to distribution companies in the Southern, Southeastern and Midwestern regions in Brazil (see “Item 5, Operating and Financial Review and Prospects – Electric Power Market – Itaipu”).

We had an installed capacity of 42,987 MW as of December 31, 2013, 42,333 MW as of December 31, 2012 and 41,621 MW (including the 350 MW capacity of Candiota III, which is in operation since January 3, 2011) as of December 31, 2011. The increase in capacity over these periods reflects continuous growth. Additionally, we have approximately 13,700 MW in planned projects throughout Brazil through 2018, which are currently under construction, and we have begun feasibility studies for an additional approximately 20,300 MW.

The map below shows the geographic location of our generation assets as of December 31, 2013:

Concessions

As of December 31, 2013, we operated under the following concessions/authorizations granted by ANEEL for our generation businesses:

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin

Eletrobras CGTEE
São Jerônimo	Rio Grande do Sul	Thermal	20.00	July 2015	April 1953
Presidente Médici	Rio Grande do Sul	Thermal	446.00	July 2015	January 1974
Nutepa	Rio Grande do Sul	Thermal	24.00	July 2015	February 1968
Candiota III	Rio Grande do Sul	Thermal	350.00	January 2024	January 2011

Eletrobras Chesf
Funil(1)	Bahia	Hydroelectric	30.00	December 2042(8)	March 1962
Pedra(1)	Bahia	Hydroelectric	20.00	December 2042(8)	April 1978
Araras	Ceará	Hydroelectric	4.00	July 2015	February 1967
Curemas	Bahia	Hydroelectric	3.52	November 2024	June 1957
Paulo Afonso Complex and Moxotó (Apolônio Sales)	Bahia	Hydroelectric	4,280.00	December 2042(8)	January 1955
Sobradinho	Bahia	Hydroelectric	1,050.30	December 2042(8)	April 1979
Luiz Gonzaga	Pernambuco	Hydroelectric	1,479.60	December 20428)	February 1988
Boa Esperança	Piauí/Maranhão	Hydroelectric	237.30	December 2042(8)	January 1970
Xingó	Sergipe/Alagoas	Hydroelectric	3,162.00	December 2042(8)	April 1994
Piloto	Bahia	Hydroelectric	2.00	July 2015	February 1949
Camaçari	Bahia	Thermal	360.00	August 2027	February 1979
Dardanelos (7)	Mato Grosso	Hydroelectric	261.00	July 2042(8)	August 2011
Jirau(9)	Rondônia	Hydroelectric	3,750.00	August 2043	October 2013
São Pedro do Lago	Bahia	Wind	30.00	February 2046	January 2013
Pedra Branca	Bahia	Wind	30.00	February 2046	January 2013
Sete Gameleiras	Bahia	Wind	30.00	February 2046	January 2013

Eletrobras Eletronorte
Rio Acre	Acre	Thermal	45.49	Indefinite	April 1994
Rio Branco II	Acre	Thermal	32.75	Indefinite	April 1981
Rio Branco I	Acre	Thermal	18.65	Indefinite	February 1998
Santana	Amapá	Thermal	177.74	Indefinite	January 1993
Rio Madeira	Rondônia	Thermal	119.35	Indefinite	April 1968
Coaracy Nunes	Amapá	Hydroelectric	78.00	December 2042(8)	October 1975
Tucurui	Pará	Hydroelectric	8,535.00	July 2024	November 1984
Samuel	Rondônia	Hydroelectric	216.75	September 2029	July 1989
Curuá-Una(2)	Pará	Hydroelectric	30.30	July 2028	July 1977
Senador Arnon Afonso Farias de Mello	Roraima	Thermal	85.99	Indefinite	December 1990
Serra do Navio(5)	Amapá	Thermal	23.30	May 2037	November 2008
Electron (TG)	Amazonas	Thermal	121.10	Indefinite	June 2005
Dardanelos (7)	Mato Grosso	Hydroelectric	261.00	July 2042(8)	August 2011

Eletrobras Eletronuclear(3)
Angra I	Rio de Janeiro	Nuclear	640.00	Indefinite	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	Indefinite	September 2000

Eletrobras Eletrosul
Cerro Chato I	Rio Grande do Sul	Wind	30.00	August 2045	November 2011
Cerro Chato II	Rio Grande do Sul	Wind	30.00	August 2045	September 2011
Cerro Chato III	Rio Grande do Sul	Wind	30.00	August 2045	May 2011
Passo São João	Rio Grande do Sul	Hydroelectric	77.00	August 2041	July 2012
Mauá	Paraná	Hydroelectric	363.00	July 2042(8)	November 2012
São Domingos	Mato Grosso do sul	Hydroelectric	48.00	December 2037	June 2013
Barra do Rio Chapéu	Santa Catarina	Small Hydroelectric	15.15	May 2037	February 2013
Jõao Borges	Santa Catarina	Small Hydroelectric	19.0	December 2034	July 2013

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin

Eletrobras Holding
Mangue Seco 2	Rio Grande do Norte	Wind	26.00	July 2045	September 2011

Eletrobras Furnas
Corumbá I	Goiás	Hydroelectric	375.00	November 2014	April 1997
Simplício	Rio de Janeiro/ Minas Gerais	Hydroelectric	306.00	August 2041	June 2013
Serra da Mesa	Goiás	Hydroelectric	1,275.00	December 2042(8)	April 1998
Furnas	Minas Gerais	Hydroelectric	1,216.00	November 2038	March 1963
Itumbiara	Minas Gerais/Goiás	Hydroelectric	2,082.00	February 2020	February 1980
Marimbondo	São Paulo/Minas Gerais	Hydroelectric	1,440.00	December 2042(8)	April 1975
Peixoto (Mascarenhas de Moraes)	Minas Gerais	Hydroelectric	476.00	October 2023	April 1973
Porto Colômbia	Minas Gerais	Hydroelectric	320.00	December 2042(8)	March 1973
Manso	Mato Grosso	Hydroelectric	212.00	February 2035	October 2000
Funil(1)	Minas Gerais	Hydroelectric	216.00	December 2042(8)	April 1969
Estreito	São Paulo	Hydroelectric	1,050.00	December 2042(8)	January 1969
Campos(4)	Rio de Janeiro	Thermal	30.00	July 2007	April 1977
Santa Cruz	Rio de Janeiro	Thermal	932.00	December 2042(8)	March 1967
Peixe Angical(5)	Tocantins	Hydroelectric	452.00	November 2036	June 2006
Baguari(5)	Minas Gerais	Hydroelectric	140.00	August 2041	November 2009
Retiro Baixo(5)	Minas Gerais	Hydroelectric	82.00	August 2041	March 2010
Foz do Chapecó(5)	Rio Grande do Sul	Hydroelectric	855.00	November 2036	August 2010
Serra do Facão(5)	Goiás	Hydroelectric	212.60	November 2036	October 2010
Santo Antônio	Rondônia	Hydroelectric	3,568.80	June 2043	March 2012

Itaipu(6)
Itaipu Binacional	Paraná	Hydroelectric	14,000.00	Not applicable	—

Eletrobras Amazonas Energia
Aparecida	Amazonas	Thermal	282.05	Indefinite	February 1984
Mauá	Amazonas	Thermal	738.10	Indefinite	April 1973
Balbina	Amazonas	Hydroelectric	277.50	March 2027	January 1989
UT CO Cidade Nova	Amazonas	Thermal	29.70	Indefinite	August 2008
UT AS São José	Amazonas	Thermal	73.40	Indefinite	February 2008
UT FO Flores	Amazonas	Thermal	124.70	Indefinite	August 2008
UTE Iranduba	Amazonas	Thermal	66.60	Indefinite	November 2010
UTE Distrito	Amazonas	Thermal	51.30	Indefinite	October 2010
Others	Amazonas	Thermal	439.00	Indefinite	—

Eletrobras Distribuição Rondônia
Rio Vermelho	Rondônia	Small Hydroelectric Central	2.60	Indefinite	November 1986

Under Construction Suitable Plants
Simplício	Rio de Janeiro/ Minas Gerais	Hydroelectric	306	August 2041	February 2013
Batalha	Minas Gerais/Goiás	Hydroelectric	52.50	August 2041	May 2013
São Domingos	Mato Grosso do Sul	Hydroelectric	48.00	December 2037	March 2013
Barra do Rio Chapéu	Santa Catarina	Small Hydroelectric Central	15.00	December 2035	January 2013
João Borges	Santa Catarina	Small Hydroelectric Central	19.00	December 2035	April 2013
Angra III	Rio de Janeiro	Nuclear	1,405.00	Indefinite	June 2016
Casa Nova	Bahia	Wind	180.00	January 2045	August 2013

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin
Mauá 3	Amazonas	Thermal	589.61	Indefinite	April 2014

Special Purpose Vehicle
Jirau(10)	Rondônia	Hydroelectric	3,750.00	August 2043	April 2013
Santo Antônio(10)	Rondônia	Hydroelectric	3,568.80	June 2043	March 2012
Belo Monte	Pará	Hydroelectric	11,233.00	August 2045	February 2015
Miassaba 3	Rio Grande do Norte	Wind	68.50	August 2045	April 2013
Teles Pires	Mato Grosso/Pará	Hydroelectric	1,820.00	December 2046	September 2014
Rei dos Ventos 1	Rio Grande do Norte	Wind	58.45	December 2045	June 2013
Rei dos Ventos 3	Rio Grande do Norte	Wind	60.12	December 2045	May 2013
Livramento Complex	Rio Grande do Sul	Wind	78.00	April 2047	March 2013
Santa Vitória do Palmar Complex	Rio Grande do Sul	Wind	258.00	March 2047	November 2013
Chuí Complex	Rio Grande do Sul	Wind	144.00	March 2047	October 2014
Famosa I	Rio Grande do Norte	Wind	22.50	May 2042	July 2014
Pau-Brasil	Ceará	Wind	15.00	March 2042	July 2014
Rosada	Rio Grande do Norte	Wind	30.00	September 2042	July 2014
São Paulo	Ceará	Wind	17.50	March 2042	July 2014

(1)	Approval for the renovation of the environmental licenses of both Funil and Pedra has been requested but the licences have not yet been granted. However, this does not affect the operations at either plant.
(2)	This plant was transferred from Celpa to Eletrobras Eletronorte in December 2005 as payment for outstanding debts owed by Celpa to Eletrobras Eletronorte relating to sales of energy.
(3)	The nuclear plants are authorized to operate for 40 years from the date on which they commenced operations. A few years prior to this due expiration date, each applicable nuclear energy company may request an extension of its respective permit from CNEN. In order to obtain an extension, CNEN may request the replacement of certain equipment. For example, in the case of Angra I, CNEN requested the replacement of a steam generator following our request to extend the permit by 20 years.
(4)	This plant is not operational.
(5)	Serra do Navio, Peixe Angical, Baguari, Retiro Baixo, Foz do Chapecó, Serra do Facão and Santo Antônio are special purpose entities in which we hold an ownership interest of 49.0%, 40.0%, 15.0%, 49.0%, 40.0%, 49.5%, and 39.0%, respectively. Figures in this table refer to the total capacity of each plant.
(6)	Itaipu does not operate pursuant to a concession but rather the Itaipu Treaty that expires in 2023. We own 50.0% of Itaipu Binacional.
(7)	Our subsidiaries Eletrobras Eletronorte and Eletrobras Chesf both owned 24.0% of this unit. Figure in this table refers to the total capacity of the plant.
(8)	Renewed pursuant to Law No. 12,783.
(9)	Our subsidiaries Eletrobras Eletrosul and Eletrobras Chesf both owned 20.0% of this unit. Figure in this table refers to the total capacity of the plant.
(10)	Plants in test phase or under construction and, accordingly, operating at reduced capacity.

Source: internal sources.

Types of Plants

Hydroelectric power plants accounted for 88.0% of our total power generated in 2013, compared to 89.7% in 2012 and 90.7% in 2011.

We also generate electricity through our thermal and nuclear plants. Thermal plants accounted for 5.1% of our total power generated in 2013, compared to 4.0% in 2012 and 2.9% in 2011. Nuclear plants accounted for 6.9% of our total power generated in 2013, compared to 6.3% in 2012 and 6.4% in 2011.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours, broken down by type of plant:

	Year Ended December 31,
	2013	2012	2011(2)
	(MWh)
Type of plant:
Hydroelectric(1)	202,649,175	229,916,793	221,787,327
Thermal	11,761,506	10,353,648	7,013,394
Nuclear	15,829,384	16,006,532	15,644,251

Total(3)	230,240,065	256,276,973	244,444,973

(1)	Including 100% of the Itaipu plant.
(2)	Does not consider energy generated by SPEs in which we hold equity interests.
(3)	Does not consider MWh produced by any wind plant.

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

As of December 31, 2013, we owned and operated 33 hydroelectric plants. In addition, we hold a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity and participations in the Peixe Angical (40.0%), Jirau (40.0%), Serra do Facão (49.5%), Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.0%), Dardanelos (49%) and Santo Antônio (49.0%) plants. Also, we have participation in the Serra Mesa (48.5%), Manso (70.0%) and Mauá (49.0%). The ONS is solely responsible for determining, in any year, how much electricity each of our plants should generate. As of December 31, 2013, the total installed capacity of our hydroelectric plants was 46,105 MW (including 50.0% of Itaipu and our participations in the SPEs referred to above). The following table sets out information with respect to hydroelectric plants owned by us and with partners as of December 31, 2013 and for the year then ended:

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Hydroelectric plants:
Funil (Eletrobras Chesf)	30.0	13.95	1962
Pedra	20.0	3.74	1978
Araras	4.0	—	1967
Curemas	3.52	1.00	1957
Piloto, Paulo Afonso complex and Moxotó	4,269.6	2,225.00	1955
Sobradinho	1,050.3	531.00	1979
Luiz Gonzaga	1,479.6	959.00	1988
Boa Esperança	237.0	143.00	1970
Xingó	3,162.0	2,139.00	1994
Coaracy Nunes(3)	78.0	—	1975
Tucurui complex	8,535.0	4,140.00	1984
Samuel(3)	216.8	92.7	1989
Curuá-Una(3)	30.3	24.00	1977
Furnas	1,216.0	598.00	1963
Estreito	1,050.0	495.00	1969
Peixoto (Mascarenhas de Morais)	476.0	295.00	1973
Porto Colômbia	320.0	185.00	1973
Marimbondo	1,440.0	726.00	1975
Itumbiara	2,082.0	1,015.00	1980
Funil (Eletrobras Furnas)	216.0	121.00	1969
Corumbá I	375.0	209.00	1997
Simplício	306.0	192.0	2013
Serra da Mesa(4)	1,275.0	671.00	1998

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Manso(4)	212.0	92.00	2000
Passo São João	77.0	41.1	2012
Mauá(13)	363.0	117.8	2012
São Domingos	48.0	36.0	2013
Barra do Rio Chapéu	15.15	8.61	2013
João Borges	19.0	10.14	2013
Itaipu(6)	14,000.0	8,577.00	1985
Rio Vermelho	2.6	2.0	1986
Balbina(3)	277.5	—	1989
Peixe Angical(5)	452.0	271.00	2006
Baguari(7)	140.0	80.00	2009
Retiro Baixo(8)	82.0	39.00	2010
Foz do Chapecó(10)	855.0	432.00	2010
Serra do Facão(9)	212.6	182.40	2010
Santo Antônio(12)	3,568.8	2,342.03	2012
Dardanelos(11)	261.0	154.90	2011
Jirau(14)	3,750.0	2,184.6	2013

(1)	The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.
(2)	Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.
(3)	The Balbina, Curuá-Una, Samuel and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(4)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(5)	We own 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.
(6)	We own 50.0% of the Itaipú plant. Figures in this table refer to the entire capacity/utilization of the plant.
(7)	We own 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.
(8)	We own 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.
(9)	We own 49.5% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.
(10)	We own 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.
(11)	We own 49.0% of the Dardanelos plant.
(12)	We own 49.0% of the Santo Antônio plant. As of December 31, 2013, the installed operating capacity was 1,128 MW.
(13)	We own 49.0% of the Mauá plant.
(14)	We own 40.0% of the Jirau plant.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	( MWh)		(%)
Hydroelectric plants:
Funil (Eletrobras Chesf)	122,202	29,346	24.01
Pedra	32,762	2,779	8.48
Araras	0	0	—
Curemas	8,760	2,004	22.87
Piloto, Paulo Afonso complex and Moxotó	19,491,000	11,442,669	58.71
Sobradinho	4,651,560	1,987,823	42.73
Luiz Gonzaga	8,400,840	4,958,192	59.02
Boa Esperança	1,252,680	714,387	57.03
Xingó	18,737,640	12,677,103	67.66
Coaracy Nunes(2)	—	595,111	—
Tucurui complex	36,266,400	39,190,227	108.06
Samuel	812,052	721,12	88.80
Curuá-Una(2)	210,240	204,391	97.22
Furnas	5,238,480	3,908,676	74.61
Estreito	4,336,200	3,294,823	75.98
Peixoto (Mascarenhas de Morais)	2,584,200	2,168,514	83.91
Porto Colômbia	1,620,600	1,626,466	100.36
Marimbondo	6,359,760	5,852,377	92.02

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	( MWh)		(%)
Itumbiara	8,891,400	5,530,206	62.20
Funil (Eletrobras Furnas)	1,059,960	993,720	93.75
Corumbá I	1,830,840	1,931,098	105,48
Simplício	1,681,920	576,534	34.28
Serra da Mesa(3)	5,877,960	2,805,416	47.73
Manso(3)	805,920	453,078	56.22
Passo São João	360,036	350,077	97.23
Mauá(5)	848,844	401,337	47.28
São Domingos	318,864	157,328	49.34
Barra do Rio Chapéu	75,424	64,474	85.48
João Borges	88,826	37,112	41.78
Rio Vermelho	17,520	18,664	106.53
Balbina	—	1,323,889	—

Total(1)	131,982,890	104,019,040	78.81

(1)	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.
(2)	The Balbina, and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(3)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant.
(4)	This percentage is based on the average operational utilization.
(5)	We own 49.0% of the Mauá plant.

See “ – Concessions” for information on the hydroelectric power plants operated by Eletrobras Chesf, Eletrobras Eletronorte and Eletrobras Furnas.

Hydroelectric utilities in Brazil are required to pay royalty fees to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$406 million in 2013, compared to R$668 million in 2012 and R$1,329 million in 2011. These fees are recorded as operating costs in our consolidated financial statements.

Our subsidiaries have acquired concessions for the construction of 8 new hydroelectric power plants. Information regarding these new plants is set out in the table below:

	Installed Capacity	Construction began	Service begins(1)
	(MW)
New plants:
Batalha(3)	52.5	June 2008	January 2014
Santo Antônio(2)	3,568.8	September 2008	March 2012
Belo Monte	11,233.0	June 2011	February 2015
Teles Pires	1,820.0	August 2011	September 2014
Santo Cristo	19.5	August 2013	December 2014
Coxilha Rica	18.0	August 2013	—
São Manoel	700.0	—	May 2018
Sinop	400.0	April 2014	January 2018
Jirau(4)	3,750	December 2009	September 2013

(1)	Estimated dates based on current timetable.
(2)	Sixteen turbines operating, totaling 1,128MW of installed capacity.
(3)	Batalha will be operated only by Eletrobras Furnas.
(4)	One turbine operating, totalling 75MW of installed capacity.

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

On August 19, 2011, IBAMA granted Companhia Hidrelétrica Teles Pires an installation license for the construction of UHE Teles Pires on the Teles Pires River. The plant’s dam will be located between the States of Mato Grosso and Pará. Companhia Hidrelétrica Teles Pires is a SPE whose main shareholders are Neoenergia (50.1%), Eletrobras Eletrosul (24.5%), Eletrobras Furnas (24.5%) and Odebrecht Participações e Investimentos (0.9%). These companies form the Teles Pires Energia Eficiente consortium.

Thermal Plants

As of December 31, 2013, we owned and operated 124 thermal plants. In addition, we hold a 49.00% interest in the Serra do Navio plant. Thermal plants include coal and oil power generation units. The total installed capacity of our thermal plants was 4,556 MW as of December 31, 2013, compared to 4,555 MW as of December 31, 2012 and 4,535 MW as of December 31, 2011.

The following table sets out information regarding our thermal plants as of December 31, 2013 and for the year ended:

	Installed Capacity	Generated Energy(2)	Assured Energy(1)
	(MW)	(MWh)	(MWh)
Thermal plants:
P. Médici (Candiota)	446.00	806,809	2,203,140
S. Jerônimo (Candiota)	20.00	22,598	110,376
Candiota III	350.00	2,007,012	2,658,660
Nutepa (Candiota)	24.00	—	53,436
Santa Cruz	932.00	2,372,774	6,018,120
Campos	30.00	218	183,960
Camaçari	346.80	1,095,044	2,013,048
Electron	12.11	8,761	—
Rio Madeira	119.35	—	—
Santana	177.74	577,826	—
RioBranco I	18.65	—	—
RioBranco II	32.75	—	—
Rio Acre	45.49	—	—
Mauá	738.10	1,464,493	—
Senador Arnon Farias de Mello	85.99	—	—
Aparecida	282.50	1,088,864	—
Cidade Nova	29.60	81,517	—
São José	73.40	244,741	—
Flores	124.70	400,173	—
Distrito	51.30	147,992	—
Iranduba	66.60	168,460	—
Others in the Isolated System	439.85	1,274,224	—

Total	4,556.00	11,761,506	13,240,740

(1)	Assured Energy is only determined in respect of plants from the Interconnected Power System, but not the Isolated system. Most of our thermal plants are part of the Isolated system.
(2)	Generated Energy does not include energy generated through our participations in SPEs.

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

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$1,492 million for 2013, compared to R$709 million for 2012 and R$163 million for 2011, which are reimbursed to us from the CCC Account in accordance with Law No. 12,111.

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

Each of CGTEE, Amazonas Energia, Eletrobras Distribuição Rondônia and Eletrobras Eletronorte receives CCC Account reimbursement for its thermal plant fuel costs, thereby reducing the operating costs of each of their plants. We administer the CCC Account. Reimbursements from the CCC Account for the fuel costs of thermal plants connected to the Basic Network are being phased out in conjunction with the development of a competitive wholesale market. In the event of a complete phase out of the CCC Account, we will have to bear the entire operating costs of our thermal plants.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year Ended December 31,
	2013	2012	2011
	(R$ thousands)
Type of fuel
Coal	138,676	144,000	95,719
Light oil	3,716,258	4,571,130	3,872,179
Crude Oil	32,079	36,000	30,529
Gas	990,070	100,690	30,549
Uranium	298,800	309,600	294,800

Total	5,175,883	5,161,400	4,323,776

	Year Ended December 31,
	2013	2012	2011
Type of fuel
Coal (tons)	3,196,524	2,711,544	1,957,566
Light oil (litres)	887,443,900	1,063,497,912	681,019,419
Crude Oil (tons)	29,351	33,725	25,879,055
Gas (m3)	1,556,833,498	259,552,623	46,446,077
Uranium (Kg)	251,596	282,010	263,345

Nuclear Plants

Nuclear power plants represent a relatively costly source of electricity for us. The Brazilian Government, however, has a special interest in the continuing existence of nuclear power plants in Brazil and is required by law to maintain ownership and control over these plants. Accordingly, we expect to continue to own 99.9% of Eletrobras Eletronuclear.

Through Eletrobras Eletronuclear, we operate two nuclear power plants, Angra I, with an installed capacity of 640 MW and Angra II, with 1,350 MW. In addition, Eletrobras Eletronuclear started the construction of a new nuclear plant, called Angra III, during the second half of 2009. The construction is estimated to take between 3 and 5.5 years. On March 5, 2009, IBAMA issued an installation license to Eletrobras Eletronuclear with a validity of 6 years and on March 9, 2009, CNEN issued a partial construction license to Eletrobras Eletronuclear. Once constructed, we estimate that Angra III will have an installed capacity of 1,405 MW and that the cost of its construction will be approximately R$13.1 billion.

The following table sets out information regarding our nuclear plants as of December 31, 2013 and for the year then ended:

	Installed Capacity	Generated Energy	Assured Energy(1)	Began Service(2)
	(MW)	(MWh)	(MWh)
Nuclear plant:
Angra I	640	4,448,618	4,465,848	January 1, 1985
Angra II	1,350	11,380,766	10,553,172	September 1, 2000

Total	1,990	15,829,384	15,019,020

(1)	For our nuclear plants, assured energy is not limited by ONS or any other regulatory body.
(2)	Commercial operation in: Angra I – January 1985 and Angra II – September 2000.

We estimate that Angra I will be operating at 88% capacity in 2014 in line with industry standards. Accordingly, the assured energy of Angra I will be 4,051,537.7 MWh/yr in 2014.

We also estimate that Angra II will be operating at 91% capacity in 2014 in line with industry standards. Accordingly, the assured energy of Angra II will be 9,750,657.00 MWh/yr in 2014.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with INB, a Brazilian Government-owned company responsible for processing uranium used in nuclear plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract; Eletrobras Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletrobras Eletronuclear (and the previous owner of Angra I – Eletrobras Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. High-level nuclear waste (spent nuclear fuel) is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II commenced at the same time as the operations began at these two units in 1985 and 2000, respectively. The amount of this provision is supported by a technical report of a working group of Eletrobras Eletronuclear created in 2001. In relation to Angra I, the estimated decommissioning cost as of December 31, 2013 would have been U.S.$432 million and in relation to Angra II, the estimated decommissioning cost as of December 31, 2013 would have been U.S.$530 million. The economic useful life of the plants was estimated to be 40 years. Eletrobras Eletronuclear makes provisions for the estimated present value of the decommissioning costs related to Angra I and Angra II.

The electricity generated by Eletrobras Eletronuclear during the year ended December 31, 2013 was sold pro rata among a group of energy distribution companies at a regulated price pursuant to ANEEL Resolution No. 1,405/14. These sales resulted in a fixed income of R$1,882 million during the year ended December 31, 2013.

Sales of Electricity Generated

We sold approximately R$18,077 million of electricity generated in 2013, compared to R$21,415 million in 2012 and R$20,608 million in 2011. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. We own certain distribution companies that operate in the northern and northeastern regions of Brazil and we sell a relatively small portion of the electricity we generate to these distribution companies, which does not give rise to revenues in our generation segment as discussed in “ – Distribution.”

We sell the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions we served in the periods presented:

	Year Ended December 31,
	2013		2012		2011
	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)
Type of sale:
Through auctions and initial contracts (energy charge)	5,758,786	119,127,743	10,353,618	123,899,079	12,752,931	121,534,206
Through free market agreements or bilateral contracts (energy charge)	5,179,433	51,522,379	4,791,900	47,820,840	4,311,341	54,777,952
Itaipu	7,138,762	88,467,305	6,269,438	88,783,159	5,772,654	83,486,772

Total	18,076,981	259,117,427	21,414,956	260,503,078	22,836,926	259,798,930

With respect to supply contracts, the amount that we receive from each sale is determined on the basis of a “capacity charge” and “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). Our purchases of Itaipu electricity, and our sales of Itaipu electricity to distributors, are paid for on the basis of a capacity charge (including a charge for transmission paid to Eletrobras Furnas). Our sales of electricity (through our subsidiaries Eletrobras Chesf and Eletrobras Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, as discussed in “The Brazilian Power Industry – Regulation under the Electricity Regulatory Law,” invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Transmission

Transmission of Electricity

Billings in our transmission segment are fixed by ANEEL, which sets a fixed billing each year. Net revenues (including financial revenues at the holding company level) from transmission represented 19% of our total net revenues (after eliminations) in 2013, compared to 25.5% in 2012 and 26.3% in 2011. The electricity that we generate is transported through Brazil’s tension transmission network, with 53,706 km of transmission lines belonging to us above 230 kV as of December 31, 2013, compared to 52,516 km in 2012 and 53,923 km as of December 31, 2011. Including our partnerships with private companies in SPCs/Consortia we have approximately 63,283 km above 138 KV in operation as of December 31, 2013. For further information, see “ – Lending and Financing Activities – Equity Participation.” In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 750 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. There is one Interconnected Power System in Brazil that links the northern and northeastern regions to the south and southeast regions. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout the Interconnected Power System.

The map below shows the geographic location of our transmission assets as of December 31, 2013:

Transmission Concessions

As of December 31, 2013, our transmission operations were carried out pursuant to the following concessions granted by ANEEL (excluding transmission operations carried out through any SPEs):

	Total length	Voltage Levels	Average years remaining of concession
	(km)	(kV)
Eletrobras Furnas	19,868.0	69 – 750	28.3
Eletrobras Chesf	19,343.7	69 – 500	28.7
Eletrobras Eletrosul	10,703.0	69 – 500	28.1
Eletrobras Eletronorte	9,983.0	69 – 500	27.2
Eletrobras Amazonas Energia	673.0	69 – 230	Not applicable

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected Power System. A national transmission grid provides generators with access to customers in all regions. Eletrobras Furnas and Eletrobras Eletronorte built the first north-south transmission system linking the northern and southern regions of Brazil, which consists of approximately 1,250 km of 500 kV transmission lines and which began operation in 1998. A second north-south transmission system, the construction of which was funded by the private sector, began operation in 2004. The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage as of December 31, 2013:

	750 kV	600 kV (DC)(1)	525/500 kV	345 kV	230 kV	138 kV	132/ 13.8kV	Total
Company:
Eletrobras Chesf	—	—	5,204	—	13,349	454.0	337	19,343.7
Eletrobras Eletronorte	—	—	3,243	—	5,578	959	203	9,983.0
Eletrobras Eletrosul	—	—	3,609	—	5,184	1,841	13	10,703
Eletrobras Furnas	2,698.0	1,612.0	4,669.0	6,267.0	1,929.0	2,528.0	165	19,868.0
Eletrobras Amazonas Energia	—	—	—	—	365.0	—	308	672.9

Total(2)	2,698.0	1,612.0	16,275.0	6,267.0	26,405.0	5,783.0	1,081.0	60,570.0

(1)	DC means direct current.
(2)	This table does not include transmission lines owned by SPEs in which we participate. Had such transmission lines been included, the total would be 64,364 km.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 kV in Brazil that we were responsible for as of December 31, 2013, considering our participations in SPEs:

	750 kV	600 kV (DC)(1)	525/500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	100.00	100.00	45.98	0.00	61.97	54.86	56.23
Others	0.00	0.00	54.02	100.00	38.03	45.14	43.77

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)	DC means direct current.

Except in relation to a small portion of transmission lines of Eletrobras Eletronorte located in the isolated system, the transmission lines in the Interconnected Power System are totally integrated.

As of December 31, 2013, we owned approximately 50.0% of all transmission lines in Brazil (230 kV and above) and, as a result, received fees from companies that transmit electricity on these lines. Net operating revenues from transmission were R$4,203 million in 2013, compared to R$6,741 million in 2012 and R$7,779 million in 2011. As a generation company, we must also pay a tariff in respect of our transmission of electricity over those transmissions that we do not own. Taking into account all transmission lines in Brazil (230 kV and above), this means we pay a tariff in respect of 44% of all transmission lines in Brazil.

Losses of electricity in the transmission system of Eletrobras were, in 2013, approximately 2% of all electricity transmitted in the system.

We operate as part of an integrated and coordinated national electricity system for Brazil. The Concessions Law authorizes us to begin to charge fees for the use of our transmission system by other electricity companies.

Through Eletrobras Furnas, we charge a tariff (approximately R$1,528.79 per MW/month as of December 31, 2013) for the transmission of electricity generated by Itaipu and purchased for resale. The transmission charge for the power Itaipu generates is used to compensate Eletrobras Furnas, which owns the applicable transmission line, for making its transmission system available for the exclusive use of plant-connection installations. This system comprises the 750 kV Itaipu / Ivaiporã and the 600 kV DC Itaipu / Ibiúna transmission lines that are not part of the Basic Network.

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

Distribution

Distribution of Electricity

We operate in distribution activities. Net revenues (including financial revenues at holding company level), from distribution represented 18.9% of our total net revenues (after eliminations) in 2013, compared to 16.7% in 2012 and 8.3% in 2011.

Distribution Companies

The following companies in our group undertake distribution activities pursuant to distribution concessions granted by ANEEL:

•	Eletrobras Distribuição Roraima, which distributes electricity to the city of Boa Vista, in the State of Roraima, pursuant to a concession that ends on July 7, 2015;

•	Eletrobras Amazonas Energia, which distributes electricity to the city of Manaus, in the State of Amazonas, pursuant to a concession that ends on July 7, 2015;

•	Eletrobras Distribuição Alagoas, which distributes electricity in the State of Alagoas pursuant to a concession that ends on July 12, 2015;

•	Eletrobras Distribuição Piauí, which distributes electricity in the State of Piauí pursuant to a concession that ends on July 12, 2015;

•	Eletrobras Distribuição Rondônia, which distributes electricity in the State of Rondônia pursuant to a concession that ends on July 12, 2015; and

•	Eletrobras Distribuição Acre, which distributes electricity in the State of Acre pursuant to a concession that ends on July 12, 2015.

The table below indicates relevant operational numbers of our distribution companies as of December 31, 2013:

Company	Number of Consumers	Number of Municipalities	Distribution Lines (km)	Substations
Eletrobras Amazonas Energia	827,235	62	44,381	53
Eletrobras Distribuição Alagoas	981,454	102	40,761	40
Eletrobras Distribuição Piauí	1,102,032	224	86,273	81
Eletrobras Distribuição Rondônia	564,892	52	55,760	57
Eletrobras Distribuição Acre	231,144	22	17,733	15
Eletrobras Distribuição Roraima	97,203	1	3,467	03

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

Eletrobras Amazonas Energia, Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia, Eletrobras Distribuição Roraima and Eletrobras Distribuição Acre operate in particularly challenging market conditions – the North and Northeastern regions of Brazil are among the poorest regions in the country. One of our principal continuing challenges in respect of these companies is reducing the amount of commercial losses (principally being the theft of electricity) and customer defaults that these companies suffer from. We are attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

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

Pursuant to the new structure, this management committee no longer exists. The new structure involves one executive officer at the Eletrobras level, currently Luiz Hiroshi Sakamoto, acting as chief executive officer of each of the companies involved in distribution. Each of the companies involved in distribution will then have the same chief financial officer, engineering director, commercial director and regulatory director, in each case appointed by the chief executive officer of these distribution companies.

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

System Performance

The following table sets forth information concerning our electricity losses for our distribution companies, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
Technical losses	9.51%	9.61%	9.57%
Commercial losses	21.17%	21.40%	24.71%

Total electricity losses	30.69%	31.01%	34.28%

Outages:
Frequency of outages per customer per year (number of outages)	27.8	31.4	31.5
Duration of outages per customer per year (in hours)	39.9	38.7	39.3
Average response time (in minutes)	309.5	239.0	220.2

Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for our distribution business were 30.69% of energy generated and bought in the year ended December 31, 2013 compared to 31.01% of energy generated and bought in the year ended December 31, 2012 and 34.28% of energy generated and bought in the year ended December 31, 2011.

Reducing the level of commercial losses in the distribution companies presents a continuing challenge to us. Commercial losses at these companies have averaged approximately 21.17% of electricity generated and sold over recent periods. We are attempting to address these problems by developing procedures that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

For example, we have invested in a system that monitors the electricity consumption of some of our large clients by taking remote readings. As a result, Eletrobras’ distribution companies were able to recover 491,102 MWh in 2013 following 424,147 inspections. In 2013, we were able to reduce our electricity losses by 809,595 MWh.

In 2013, our distribution companies experienced a reduction in losses. Particularly, Eletrobras Distribuição Alagoas and Eletrobras Distribuição Rondônia, reduced its losses by 2.95 percentage points and 4.96 percentage points, respectively. In February 2011, we entered into a loan agreement with the World Bank in the amount of U.S.$495 million. This money will be used in the “Eletrobras Distribution Rehabilitation Project” (the name given by the World Bank to our project “Projeto Energia +”), with the main objective of improving the quality of our services and improving the economic and financial condition of our distribution companies. Once implemented, this project is intended to reduce our losses and consequently to strengthen the operational revenues of our distribution companies.

The following table sets out information regarding total losses in our distribution segment recorded by each distribution company set forth below:

	Year Ended December 31,
	2013	2012	2011
	(percentages)
Company:
Eletrobras Distribuição Alagoas	26.13	27.00	29.95
Eletrobras Distribuição Piauí	29.97	30.35	33.03
Eletrobras Distribuição Rondônia	23.97	22.82	27.78
Eletrobras Distribuição Acre	24.26	20.99	23.38
Eletrobras Amazonas Energia	38.34	39.06	41.84
Eletrobras Distribuição Roraima	12.12	12.29	15.78

Power Outages

With respect to the Interconnected Power System, we aim to respond to repair requests within one and a half to two and a half hours, depending on the scale and nature of the problem. Our average response time in the Interconnected Power System in 2013 was 6.21 hours. The following table sets forth our average response time, in hours, to repair requests in the Interconnected Power System:

	Year Ended December 31,
	2013	2012
Company:
Eletrobras Distribuição Alagoas	6.80	3.98
Eletrobras Distribuição Piauí	5.51	4.80
Eletrobras Distribuição Acre(1)	8.06	—
Eletrobras Distribuição Rondônia(1)	4.44	—
Average	6.21	4.39

(1)	Eletrobras Distribuição Acre and Eletrobras Distribuição Rondônia became part of the Interconnected Power System in 2013.

With respect to distribution operations in the Isolated system, we aim to respond to repair requests within half an hour to two hours, depending on the scale and nature of the problem. Our average response time in the Isolated system in 2013 was 3.06 hours. The following table sets forth our average response time, in hours, to repair requests in the Isolated system:

	Year Ended December 31,
	2013	2012
Company:
Eletrobras Distribuição Acre(1)	—	6.30
Eletrobras Distribuição Rondônia(1)	—	4.86
Eletrobras Amazonas Energia	4.90	2.86
Eletrobras BoaVista Energia	1.23	1.10
Average	3.06	3.78

(1)	Eletrobras Distribuição Acre and Eletrobras Distribuição Rondônia became part of the Interconnected Power System in 2013.

Customers

The following table sets forth our total distribution of electricity in terms of MWh and gross revenues, by type of user, for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
	(MWh)
Distribution to:
Industrial	3,082,649	3,143,808	2,874,000
Residential	6,113,871	5,564,719	4,906,000
Commercial	3,451,267	3,316,135	2,978,000
Rural	739,102	708,803	586,000
Public Lighting	747,711	590,901	520,028

Other	1,957,553	1,891,530	1,813,972

Total	16,092,153	15,215,896	13,678,000

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

As of December 31, 2013, 2012 and 2011, customers in default represented an average of 14.6%, 17.3% and 18.9%, respectively. These default rates have decreased over recent years and we do expect to see material changes in these default rates in the foreseeable future.

Purchase of Electricity for Distribution

We purchased 16,873 GWh of electricity for distribution in 2013, compared to 16,585 GWh in 2012 and 15,576 GWh in 2011. Our distribution companies purchase electricity in the public auction process from a pool of generation companies that provide bids setting out the maximum price at which they will supply electricity. After all bids are received, the average price of all bids is calculated and this is the price that we pay for the electricity. The purchase is made from all generation companies that provided bids.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of those subsidiaries are no longer in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet: R$15.2 billion as of December 31, 2013, R$15.5 billion as of December 31, 2012 and R$15.6 billion as of December 31, 2011. Of this total amount, loans to Itaipu accounted for R$11.9 billion as of December 31, 2013, R$11.6 billion as of December 31, 2012 and R$5.8 billion.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the international capital markets. As of December 31, 2013, our consolidated long-term debt was R$30,507 million, compared to R$25,293 million as of December 31, 2012 and R$22,378 million as of December 31, 2011, with the majority of our foreign currency debt (approximately 35% over the three-year period) denominated in U.S. dollars. Further details of our borrowings are set out in “ – Liquidity and Capital Resources – Cash Flows.”

In addition, we utilize borrowings from the RGR Fund, which we administer, to on-lend to our subsidiaries and other electricity companies. As of December 31, 2013, December 31, 2012 and December 31, 2011, we incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 2.0% on funds which we on-lend to subsidiaries and other entities.

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

The table below shows an estimate of the total percentage of our participation in transmission and generation companies as of December 31, 2013:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Transmission
Interligação Elétrica do Madeira S.A.	600 kV transmission line of 2,375 km	Eletrobras Chesf (24.5%)
Eletrobras Furnas (24.5%)
Plus Rectifier and Inverter Station

Norte Brasil Transmissora de Energia S.A.	600kV Transmission Line of 2,375 km:	Eletrobras Eletronorte (24.5%)
Eletrobras Eletrosul (24.5%)
SE Coletora – Araraquara 2, Porto Velho

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation
Estação Transmissora de Energia S.A.	500/±600 kV Conversion and Inversion Station 01	Eletrobras Eletronorte (100.0%)

Manaus Transmissora de Energia S.A.	500 kV Transmission Line of 587 km:	Eletrobras Chesf (19.5%) Eletrobras Eletronorte (30.0%)

Oriximiná – Silves; 500 kV Transmission Line of 224 km and Subestations Itacoatiara e Cariri: Silves –Lechuga

STN – Sistema de Transmissão Nordeste S.A.(2)	500 kV Transmission Line of 546 km:	Eletrobras Chesf (49.0%)

Teresina-Sobral-Fortaleza

Intesa – Integração de Energia S.A.(2)	500 kV Transmission Line of 695 km: Colinas-Miracema-Gurupí-Peixe Nova-Serra da Mesa 2	Eletrobras Chesf (12.0%), Eletrobras Eletronorte (37.0%)

Porto Velho Transmissora de Energia S.A.	230 kV transmission lines of 17 km: 500/230 kV SE Coletora Porto Velho	Eletrobras Eletrosul (100.0%)

Ártemis – Transmissora de Energia S.A.(2)	525 kV Transmission Line of 476 km: S. Santiago-Ivaporã-Cascavel	Eletrobras Eletrosul (100.0%)

Transenergia Renovável	230/138 kV Transmission Line of 635 km: Connects biomass plants and small hydroelectric plants to the Sistema Interligado Nacional (SIN)	Eletrobras Furnas (49.0%)

Brasnorte Transmissora de Energia S.A.(2)	230kV Transmission Lines of 402 km: Jauru-Juba-C2; LT Maggi-Nova Mutum	Eletrobras Eletronorte (49.7%)

RS Energia – Empresa de Transmissão de Energia do Rio Grande do Sul S.A.(2)	525 kV Transmission Line of 260 km: Campos Novos-Nova Santa Rita and 230 kV transmission line of 33 km SE Monte Claro – SE Garibaldi	Eletrobras Eletrosul (100.0%)

Companhia Transleste de Transmissão S.A.(2)	345 kV Transmission Line of 139 km: Montes Claros-Irapé	Eletrobras Furnas (24.5%)

Amazônia Eletronorte Transmissora de Energia S.A. – Aete(2)	230 kV Transmission Line of 193 km: Coxipó-Cuiabá-Rondonópolis and SE Seccionadora Cuiabá	Eletrobras Eletronorte (49.0%)

Etau – Empresa de Transmissão do Alto Uruguai(2) S.A.	240 kV Transmission Line of 187 km: Campos Novos-Barra Grande-Lagoa Vermelha-Santa Marta	Eletrobras Eletrosul (27.4%)

Uirapuru Transmissora de Energia S.A.(2)	525 kV Transmission Line of 122 km: Ivaiporã-Londrina	Eletrobras Eletrosul (100.0%)

Companhia Transudeste de Transmissão S.A.(2)	345 kV Transmission Line of 144 km: Itutinga-Juiz de Fora	Eletrobras Furnas (25.0%)

Companhia Transirapé de Transmissão S.A.(2)	345 kV Transmission Line of 61 km: Irapé-Araçuaí	Eletrobras Furnas (24.5%)

Companhia Centroeste de Minas S.A.	345 kV Transmission Line of 63 km: Eletrobras Furnas-Pimenta II	Eletrobras Furnas (49.0%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Linha Verde Transmissora de Energia S.A.	230 kV Transmission Line of 987 km: Porto Velho-Jauru	Eletrobras Eletronorte (49.0%)

Rio Branco Transmissora de Energia S.A.	230 kV Transmission Line of 487 km: Porto Velho-Abunã-Rio Branco	Eletrobras Eletronorte (100.0%)

Transmissora Matogrossense de Energia S.A.	500 kV Transmission Line of 348 km: Jauru – Cuiabá and SE Jauru	Eletrobras Eletronorte (49.0%)

Transenergia São Paulo S.A.	Itatiba Substation, 500 kV	Eletrobras Furnas (49.0%)

Transenergia Goiás S.A	230 kV Transmission Line of 188 km: Serra da Mesa-Niquelândia-Barro Alto	Eletrobras Furnas (49.0%)

Consórcio Goiás Transmissão	500 kV Transmission Line of 193 km: Rio Verde Norte –Trindade. and 230 kV Transmission Line of 66 km: Xavantes-Trindade-Carajás and SE Trindade	Eletrobras Furnas (49.0%)

Consórcio MGE Transmissão	500 kV Transmission Line of 248 km: Mesquita-Viana 2. and 345 kV transmission line of 10 km: Viana – Viana 2 and SE Viana 2	Eletrobras Furnas (49.0%)

TDG Transmissora Delmiro Gouveia SA	230 kV Transmission Line of 96 km: São Luiz II – São Luiz III and SE Pecém and SE Aquiraz II	Eletrobras Chesf (49.0%)

Interligação Elétrica Garanhus SA	500 kV Transmission Line of 653 km: Luiz Gonzaga – Garanhus, Garanhus – Campina Grande III and Garanhus – Pau Ferro and 230 kV transmission line of 13 km: Garanhus – Angelim I	Eletrobras Chesf (49.0%)

Transnorte Energia SA	500 kV Transmission Line of 715 km: Engenheiro Lechuga – Equador (RR) – Boa Vista e SEs	Eletrobras Eletronorte (49.0%)

Costa Oeste Transmissora de Energia SA	230 kV Transmission Line of 143 km Cascavel Oeste –Umuarama	Eletrobras Eletrosul (49.0%)

Marumbi Transmissora de Energia SA	525 kV Transmission Line of 28 km: Curitia – Curitia Leste	Eletrobras Eletrosul (20.0%)

Transmissora Sul Brasileira de Energia SA	525 kV Transmission Line of 495 km: Salto Santiago –Itá –Nova Santa Rita and 230 kV transmission line of 303 km: Nova Santa Rita –Camaquã –Quinta	Eletrobras Eletrosul (80.0%)

Consórcio Caldas Novas	SE Corumbá 345/138 kV – 2 x 75 MVA	Eletrobras Furnas (49.9%)

Generation

Madeira Energia SA	HPU Santo Antonio with 3,150 MW	Eletrobras Furnas (39.0%)

Energia Sustentável do Brasil	HPU Jirau with 3,750 MW	Eletrobras Chesf (20.0%) Eletrobras Eletrosul (20.0%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Foz do Chapecó Energia S.A.	HPU Foz do Chapecó with 855 MW	Eletrobras Furnas (40.0%)

Enerpeixe S.A.(2)	HPU Peixe Angical with 452 MW	Eletrobras Furnas (40.0%)

Consórcio Energético Cruzeiro do Sul S.A.	HPU Mauá with 361 MW	Eletrobras Eletrosul (49.0%)

Serra de Facão S.A.	HPU Serra do Facão with 213 MW	Eletrobras Furnas (49.5%)

Energetica Águas da Pedra S.A.–EAPSA (Aripuanã; Água Das Pedras)	HPU Dardanelos with 261 MW	Eletrobras Chesf (24.5%), Eletrobras Eletronorte (24.5%)

Baguari I Geração de Energia Elétrica S.A.(2)	HPU Baguari with 140 MW	Eletrobras Furnas (15.0%)

Retiro Baixo Energética S.A.	HPU Retiro Baixo with 82 MW	Eletrobras Furnas (49.0%)

AMAPARI Energia S.A.(2)	TPU Serra do Navio and Small HPU Capivara with 53 MW	Eletrobras Eletronorte (49.0%)

Norte Energia S.A.	HPU Belo Monte with 11,233 MW	Eletrobras Eletronorte (19.9%) Eletrobras Chesf (15.0%) Eletrobras Holding (15.0%)

Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei doVentos I with 58 MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3 with 60MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Brasventos Miassaba 3 Geradora de Energia S.A.	Parque Eólico Miassaba 3 with 68 MW	Eletrobras Furnas (24.5%) Eletrobras Eletronorte (24.5%)

Companhia Hidrelétrica Teles Pires	HPU Teles Pires with 1,820 MW	Eletrobras Eletrosul (24.5%) Eletrobras Furnas (24.5%)

Cerro Chato I S.A.	Parque Eólico Cerro Chato I with 30 MW	Eletrobras Eletrosul (100.0%)

Cerro Chato II S.A.	Parque Eólico Cerro Chato I Iwith 30 MW	Eletrobras Eletrosul (100.0%)

Cerro Chato III S.A.	Parque Eólico Cerro Chato III with 30 MW	Eletrobras Eletrosul (100.0%)

Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica	Eólica Mangue Seco 2 with 26 MW	Eletrobras Holding (49.0%)

Chuí Holding S.A.	Eólicas Chuí I a V with 98 MW and Eólicas Minuano VI and VII with 46 MW	Eletrobras Eletrosul (49.0%)

Livramento Holding S.A.	Eólicas Cerro Chato IV, V and VI, Ibirapuitã e Trindade with 78 MW	Eletrobras Eletrosul (49.0%)

Santa Vitória do Palmar Holding S.A.	Eólicas Geribatu I to X with 258 MW	Eletrobras Eletrosul (49.0%)

São Pedro do Lago S.A.	Eólica São Pedro do Lago with 30 MW	Eletrobras Chesf (49.0%)

Pedra Branca S.A.	Eólica Pedra Branca with 30 MW	Eletrobras Chesf (49.0%)

Sete Gameleiras S.A.	Eólica Sete Gameleiras with 30 MW	Eletrobras Chesf (49.0%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Central Geradora Eólica Famosa I S.A.	Eólica Famosa I with 23 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica Pau – Brasil S.A.	Eólica Pau – Brasil with 15 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica Rosada S.A.	Eólica Rosada with 30 MW	Eletrobras Furnas (49.0%)

Central Geradora Eólica São Paulo	Eólica São Paulo with 18 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos I	Eólica Goiabeira with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos II	Eólica Ubatuba with 13 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos III	Eólica Santa Catarina with 16 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos IV	Eólica Pitombeira with 27 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos V	Eólica São Januário with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VI	Eólica Nossa Senhora de Fátima with 29 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VII	Eólica Jandaia with 29 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos VIII	Eólica São Clemente with 19 MW	Eletrobras Furnas (49.0%)

Enegia dos Ventos IX	Eólica Jandaia I with 19 MW	Eletrobras Furnas (49.0%)

Energia dos Ventos X	Eólica Horizonte with 14 MW	Eletrobras Furnas (49.0%)

Caiçara I SA	Eólica Caiçara I with 30 MW	Eletrobras Chesf (49.0%)

Caiçara II SA	Eólica Caiçara II with 21 MW	Eletrobras Chesf (49.0%)

Junco I SA	Eólica Junco I with 30 MW	Eletrobras Chesf (49.0%)

Junco II SA	Eólica Junco II with 30 MW	Eletrobras Chesf (49.0%)

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

Research and Development

See “Item 5.C, Research and Development, Patents and Licenses”

International Activities

As of December 31, 2013, we did not operate internationally. However, as part of our strategy we continue to explore certain opportunities in international electricity markets and selectively identify profitable opportunities in those markets for the future, mainly related to the integration of the electrical power systems in the Americas. As part of our internationalization plan, we have established representative offices in Lima, Peru; Panama City, Panama and Montevideo, Uruguay in order to comply with local rules, which provide that concessions may only be granted to companies that maintain a local representative office. These offices will also provide a connection between us and partners in Latin America. We are actively seeking to invest in generation projects in other Latin America countries and we have also already begun to commercialize power with some of these countries. We also hold equity interests in three specific purpose entities (SPEs), in Uruguay, Peru and Nicaragua, which are currently undertaking feasibility studies for wind and hydro generation projects. Furthermore, we are in the process of obtaining the necessary licenses for the construction in Brazil of an interconnection line between Brazil and Uruguay, which is scheduled to begin in 2013. As part of the expansion strategy, we may also identify and pursue selected growth opportunities, including renewable generation and transmission lines, outside of South America, notably in Africa.

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

In order to build a hydroelectric plant, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environment impact is considered significant, such as generation projects with an output above 10 MW, as well as transmission lines above 230 kV, together with certain other environmentally sensitive projects, first, a comprehensive environmental impact study must be prepared by external experts who make recommendations as to how to minimize the impact of the plant on the environment. The study, together with a specific environmental report on the project prepared by the company, is then submitted to federal, state or local governmental authorities, depending on the projected impact, for analysis and approval. Such study and report are used for the environmental licensing of the project, which is generally carried out by means of a three stage licensing process, which comprises (i) a license to attest the viability of the project (Licença Prévia or LP), (ii) a license to begin work (Licença de Instalação or LI), and (iii) a license to operate the project (Licença de Operação or LO). In addition, the company is required by law to devote up to 0.5% of the total cost of any investment in new projects with a significant environmental impact to environmental preservation. Nevertheless, the constitutionality of this law is being questioned, and a final decision on the matter is still pending. Accordingly, the final ruling issued on such claim may result in changes to the applicable percentage. Since the early 1980’s, the Brazilian electricity sector has endeavored to improve its treatment of the social and environmental aspects of power project planning, implementation and operation. In general, our generation subsidiaries are in compliance with applicable environmental regulations in Brazil, and the environmental policies and guidelines of the electricity sector. Our generation and transmission facilities benefit from certain exemptions to licensing requirements because their operations commenced before the applicable environmental legislation. Nonetheless, some environmental authorities have issued notices of infringement alleging the absence of environmental licenses. See “Item 8.A, Consolidated Financial Statements and Other Information – Litigation – Environmental Proceedings.”

As of December 31, 2013, our subsidiary Eletrobras Eletronuclear operated two nuclear power plants in the State of Rio de Janeiro, Angra 1 and Angra 2 and a third nuclear power plant, Angra 3, is under construction. Because Eletrobras Eletronuclear initiated its activities before the enactment of an environmental legislation, Angra 1 was licensed by CNEN under the nuclear and environmental regulations in effect at that time. Currently, Brazilian law requires the issuance of: (i) an authorization for nuclear enterprises by CNEN; and (ii) an environmental license issued by the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (or IBAMA, the Brazilian Federal environmental authority).

A study group formed by the Federal Public Attorney’s Office, CNEN, IBAMA, the Fundação Estadual de Engenharia do Meio Ambiente (or FEEMA, which was one of the environmental authorities in the State of Rio de Janeiro, currently unified in one single entity, the Instituto Estadual do Ambiente or INEA), Eletrobras Eletronuclear and Eletrobras prepared a Termo de Ajustamento de Conduta (a Conduct Adjustment Agreement or TAC) according to which the guidelines for the environmental licensing update procedure should be established. Angra 2 has obtained all the environmental licenses necessary for its operations, but the Federal Public Attorney’s Office challenged its renewal, which it conditioned upon the compliance with a TAC and according to which Eletrobras Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Until these obligations are accomplished, IBAMA and CNEN should abstain from issuing any definitive licenses or authorizations for the operation of Angra II. An assessment comprising the accomplishments of the TAC was issued by IBAMA to the Public Attorney in June 2006. After evaluation of the status of completion of these conditions, IBAMA issued a report concluding that all technical conditions compiled in the TAC were satisfied. In September 2011, IBAMA informed that an Unified LO would be issued for the nuclear installations in operation at the CNAAA site – Angra 1, Angra 2 and the Radwaste Management Centre (including initial storage facilities). It is expected that the Environmental LO for the CNAAA will be issued in the first half of 2014. With respect to CNEN’s license, both nuclear power plants currently have their own Authorization for Permanent Operation (Autorização de Operação Permanente – AOP). The AOP of Angra 1 will expire in August 2024, and the AOP of Angra 2 will expire in June 2041. Eletrobras Eletronuclear also holds a LI in connection with the construction of Angra 3 and other applicable environmental licenses for other buildings and facilities within the site of the nuclear power plants. Eletrobras Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil. See “Item 3.D, Risk Factors – Risks Relating to Our Company – We may be liable for damages, subject to further regulation and have difficulty obtaining financing if there is a nuclear accident involving our subsidiary Eletrobras Eletronuclear.”

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

The studies carried out in the PDE include a plan for the next ten years and are subject to annual reviews which take into account, among other aspects, changes in the forecast for the growth of electricity consumption and the re-evaluations of the economical and operational feasibility of the generation projects, as well as the estimates regarding the expansion of transmission lines.

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

In addition to the SIN, there are also the isolated systems, i.e., those systems that do not make part of the SIN, are generally located in the Northern and North-Eastern regions of Brazil, have as sole source of energy the electricity generated by coal-fired and oil-fuelled thermal plants which are extremely pollutants and have a generation cost three to four times higher than, for instance, a hydro-electric power station. The CCC account was introduced by article 13, III of Law No. 5899, of

July 5, 1973, as amended, with the purpose of generating financial reserves payable to distribution companies and to some generation companies (all of which should make annual contributions to the CCC Account) in order to cover some of the costs of the operation of thermoelectric plants in the event of adverse hydrological conditions, and also of subsidizing the electricity generated by the “isolated systems” in order to allow consumers of the isolated systems to bear charges for electricity equivalent to the charges borne by consumers served by hydraulic generation (however Law No. 12,783 terminated the apportionment of the benefit of reduction of the costs for fuel consumption within electric energy generation). There is currently a significant discrepancy between charges paid by consumers in the Northern and Northeastern regions when compared to what is charged from the Southern/South-Eastern Region consumers. Therefore, interconnecting the isolated systems to the SIN would enable consumers from these regions to have access to hydroelectric energy sources, which results in reduced production costs and a convergence of prices in these regions to other regions of the country.

Accordingly, the PDE further intends to integrate the isolated systems to the SIN. Such integration would be carried out through the construction of the transmission lines of Jauru/Vilhena (230kV), Tucuruí/Manaus (Cariri) (500kV) and Jurapari/Macapá (230kV), within the shortest term possible, given that the preliminary analysis for implementing the integration project has already been concluded.

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

According to ANEEL, the total installed electricity generation capacity in Brazil in 2013 was 126,383,975 KW with 3,025 operating ventures. Currently, there are 147 ventures currently under construction and another 543 with permits granted. An additional generation capacity of 35,849,675 KW is expected in the coming years.

Pursuant to the EPE 10 Year Plan, Brazil’s total installed power generation capacity is projected to increase to 182.4 GW by 2021, of which 111.7 GW 61.25 is projected to be hydroelectric and 70.6 GW 38.75 to be thermoelectric and from other sources.

We currently control approximately 34% of the installed power generating capacity within Brazil and are responsible for approximately 50% of the installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. The remainder of the market is held by several companies including Cemig, Copel, Tractebel, CPFL, Duke and Brasil Energia. Certain of these companies have entered into joint venture arrangements in the past.

In net revenue terms, we believe we are the largest generation and transmission company in Brazil. We mainly compete for generation and transmission businesses through a competitive auction process.

In 2013, according to the Empresa de Pesquisa Energética (the Energetic Research Company or EPE), the electricity consumption in Brazil reached 463,740 GWh, which represented an increase compared to total consumption in 2012 by 3.5%. The electricity consumption in Brazil in 2012 was 448,113 GWh according to EPE, which represented a 3.5% increase compared to the total consumption of 433,034 GWh in 2011.

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

•	Beginning in 1995, a portion of the controlling interests held by us and various states in certain generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies;

•	In 1998, the Brazilian Government enacted Law No. 9,648 (or the Power Industry Law) to overhaul the basic structure of the electricity industry. The Power Industry Law provided for the following:

•	the establishment of a self-regulated body responsible for coordinating the purchase and sale of electric energy available in the Interconnected System (Mercado Atacadista de Energia Elétrica – MAE), or the Wholesale Energy Market – MAE, an entity which replaced the prior system of regulated generation prices and supply contracts. The Wholesale Energy Market – MAE was later replaced by the CCEE;

•	a requirement that distribution and generation companies enter into initial energy supply agreements (or the Initial Supply Contracts) generally “take or pay” commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Supply Contracts was to ensure distribution companies access to a stable electricity supply at prices that guaranteed a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

•	the creation of the National Electricity System Operator (Operador Nacional do Sistema Elétrico), or ONS, a non-profit, private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

•	the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.

•	In 2001, Brazil faced a serious energy crisis that lasted until the end of February 2002. As a result, the Brazilian Government implemented measures that included:

•	a program for the rationing of electricity consumption in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil; and

•	the creation of the CGE, which passed a series of emergency measures that provided for reduced electricity consumption targets for residential, commercial and industrial consumers in the affected regions by introducing special tariff regimes that encouraged the reduction of electricity consumption.

•	In March 2002, the CGE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Brazilian Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary tariff readjustment to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing.

•	On March 15, 2004, the Brazilian Government enacted the Law No. 10,848 and on July 30, 2004, the Decree No. 5.163, or the Electricity Regulatory Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, which law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004, and is still subject to further regulation to be issued in the future. See “ – Challenges to the Constitutionality of the Electricity Regulatory Law.”

•	At the end of 2012, the Brazilian Government enacted two Provisional Measures (Medidas Provisórias or MP) that have considerably changed the Brazilian electric energy sector overview, namely MP 577, dated as of August 29, 2012 and MP 579, dated as of September 11, 2012. Both of them were approved and converted into Law No. 12,767, dated as of December 27, 2012 and Law No. 12,783, dated as of January 11, 2013, respectively. In general, the MPs provided the regulation in connection with the intervention of the granting authority in the concessions as well as the renewal of the electric energy generation, distribution and transmission concessions, respectively.

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

Penalties

Law No. 9,427 of December 26, 1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulation govern the imposition of sanctions against the agents of the electricity sector and classify the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice or, for independent producers or self producers, the estimated amount of energy produced in the same period. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including the following (pursuant to ANEEL Resolution No. 63/2004, as amended from time to time):

•	entering into certain related party transactions;

•	sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services;

•	changes in direct or indirect controlling interest of the holder of the authorization or concession; and

•	non-compliance with the schedule for the beginning of the commercial operation of the power plant, as previously approved by the ANEEL through the relevant contract.

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

Renewal of the Concessions – Law No. 12,783

In 2012, the Brazilian Government enacted MP No. 579/2012, which was converted into Law No. 12,783. Among other provisions, the main purpose of this normative act is to regulate the renewal conditions for electric energy generation, distribution and transmission concessions.

Law No. 12,783 (i) establishes the conditions for the renewal of electric energy generation, distribution and transmission concessions; (ii) assures a tariff reduction; and (iii) creates a quotas system characterized by the allocation of the power generated by the hydroelectric plants to the distribution concessionaires of the Sistema Interligado Nacional - SIN.

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

The main terms and conditions for the renewal of concession imposed by Law No. 12,783 are:

•	Hydroelectric generation: The renewal is subject to (i) a tariff determined by ANEEL, (ii) the commercialization in accordance with the quota allocation system and (iii) compliance with quality standards established by ANEEL;

•	Self-Producer (Autoprodutor): For the renewal of the concession the Self-Producer will be deemed to provide additional payment for the use of the public assets which will be used by the Federal Government to reduce the energy tariff charged to consumers;

•	Thermal Generation: The renewal must be requested by the concessionaire at least twenty four (24) months prior to expiration of the concession. If requested, the renewal will be granted for a maximum period of twenty (20) years;

•	Power Transmission: The renewal of transmission concessions is subject to the reduction of the annual permitted revenue (Receita Anual Permitida or RAP, which is the annual value received by the concessionaire for rendering public transmission services) calculated by ANEEL as well compliance with quality standards established by ANEEL.

•	Power Distribution: The renewal is subject to specific conditions set forth in an amendment to the concession agreement (to be executed with companies applying for the renewal of the concessions), in order to optimize the services provided by the distribution concessionaires, as well as compliance with quality standards established by ANEEL. Until December 2013, the Federal Government has not enacted the regulation establishing the specific conditions for the renewal of power distribution concessions.

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

Law No. 12,783 also creates a mechanism for the allocation of the power generated by the hydroelectric plants connected to the SIN, whose concessions were renewed under this new regulatory framework, to the Regulated Market, with the purpose of increasing the amount of energy available to the distribution concessionaires and reduce the tariff charged to the final consumer. The quotas and the portion of energy allocated to the distribution concessionaires will be reviewed from time to time.

Administrative Intervention in Concessions

In August 2012 the Brazilian Government enacted Law No. 12,767/2012 with the purpose to regulate ANEEL’s intervention in the concessionaires to ensure the quality of the services provided by concessionaires and the performance of legal, regulatory and contract obligations.

In addition, Law No. 12,767/2012 regulates the termination of the concession in case of extinguishment or bankruptcy of the concessionaire or forfeiture of the concession. Furthermore, this law sets forth an administrative proceeding which is required for the termination of the concession.

As to corporate reorganization procedures (recuperação judicial ou extrajudicial) involving energy concessionaires, Law No. 12,767/2012 changed the regulatory framework as it forbids energy concessionaires to initiate judicial or extrajudicial procedures. See “Item 3.D, Risk Factors – Risks Relating to the Brazilian Power Industry” for more details.

Power Contracting Deficit of Distribution Companies

At the beginning of 2014, due to adverse hydrological conditions, electricity distribution companies faced a contractual deficit in connection with their consumers’ demand of nearly 3,500 MW. Accordingly, energy distribution companies had to purchase electricity from thermoelectric plants to secure the supply of Brazilian’s national electricity demand. Such electricity was acquired at high rates.

The Federal Government announced, on March 13, 2014, certain measures to assist distribution companies to face these unexpected higher costs and expenses during the period between February to December, 2014, namely: (i) an electricity commercialization auction to be held by ANEEL and MME on April 2014, aiming to compensate the power contracting deficit of power distribution companies; and (ii) a financial contribution by the National Treasury of R$4.0 billion, through the Energy Development Account (Conta de Desenvolvimento Energético – CDE).

The Federal Government also allowed the Energy Trading Chamber, or CCEE to contract financial transactions in the amount of up to R$8.0 billion to assist distribution companies. Accordingly, the Federal Government issued Decree No, 8,221, dated April 1st, 2014, creating the Regulated Marked Account (Conta no Ambiente de Contratação Regulada or CONTA-ACR) which will receive the funding required for hiring and payment of financial obligations. With the purpose to make payments related to the financing contracted by CCEE, distribution companies shall, after the 2015 tariff review cycle, transfer specific amounts defined by ANEEL to CDE.

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

The MME determines the maximum price of the energy sold in the regulated market through auctions, as specified under Decree No. 5,163 of 2004.

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

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption. Today, the country’s system is almost entirely interconnected. Only the state of Roraima and parts of the states of Pará, Amazonas, Amapá and Rondônia are still not connected to the Interconnected Power System. In these states, supply is made by small thermal plants or hydroelectric plants located close to their respective capital cities.

The Interconnected Power System provides for the exchange of power among the different regions when a region faces problems generating hydroelectric power due to a drop in their reservoir levels. As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) make it possible for locations with insufficient power output to be supplied by generating centers that are in a more favorable location.

The operation and management of the Basic Network is the responsibility of ONS, which is also responsible for managing power dispatching from plants on optimized conditions, involving use of the Interconnected Power System hydroelectric reservoirs and fuel thermal plants.

Our transmission system, which consists of a set of transmission lines interconnected to substations, is comprised of approximately 57,290 kilometers of transmission lines, corresponding to approximately 50.0% of the total lines in Brazil with a voltage higher or equal to 230 KV.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of transmission lines through concessions in auctions conducted by ANEEL, alone or through consortiums, as well as through permits for reinforcements of the current system.

The major transmission projects under development are: (i) LT 230 kV Funil – Itapebi C3 (BA); (ii) LT 230 kV Picos – Tauá II (PI/CE); (iii) LT 345 kV Tijuco Preto – Itapeti – Nordeste (SP); (iv) LT 600 kV Porto Velho – Araraquara (RO/SP); (v) LT 230 kV Eunapólis – Teixeira de Freitas II C2 (BA); (vi) Interligação Manaus – Boa Vista (AM/RR); (vii) Interligação Brasil – Uruguai (RS); (viii) LT 500 kV Salto Santiago – Itá – Nova Santa Rita (PR/SC/RS); (ix) LT 500 kV Nova Santa Rita – Povo Novo – Marmeleiro (RS); and (x) LT 500 kV Bom Despacho 3 – Ouro Preto 2 (MG).

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

Nevertheless, electricity generated by plants qualified under the Proinfa, nuclear power plants and Itaipu are governed by a special regime for commercialization and, therefore, are not subject to either the Regulated or the Free Market. The electricity generated by Itaipu, the most relevant among energy sources governed by a separate regime including Decree 4,550 of December 27, 2002, is sold to us and sold to distribution concessionaires in the south and center-south-eastern power markets in proportion to their market share in those markets. The rates at which Itaipu-generated electricity is traded are denominated in U.S. dollars and established pursuant to a treaty between Brazil and Paraguay. As a consequence, Itaipu rates rise or fall in accordance with the variation of the U.S. dollar/real exchange rate. Changes in the price of Itaipu-generated electricity are, however, subject to full pass-through to distribution tariffs.

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

Electricity public auctions for new generation projects are held: (i) five years before the initial delivery date (referred to as “A-5” auctions); and (ii) three years before the estimated initial delivery date (referred to as “A-3” auctions). Electricity auctions from existing power generation facilities are held (i) one year before the estimated initial delivery date (referred to as “A-1” auctions) and/or (ii) the same year of the estimated initial delivery date (referred to as “A” auctions). Additionally, the Brazilian Government, directly or indirectly through ANEEL, carries out public auctions for the sale of electrical energy to energy distributors to allow distributors to adjust their volume of electrical energy as necessary to meet their customers’ demands, or Market Adjustments.

The public auctions are prepared by ANEEL in compliance with guidelines established by the MME, including the requirement to use the lowest bid as the criteria to determine the winner of the auction.

Each generation company that participates in the auction must execute a contract for purchase and sale of electricity with each distribution company in proportion to the distribution companies’ respective estimated demand for electricity. The CCEARs for both “A-5” and “A-3” auctions have a term of between 15 and 30 years, and the CCEARs for “A-1” auctions have a term between three and 15 years. The CCEARs for “A” auctions have a term between one to 15 years. The CCEARS for alternative energy sources are between 10 and 30 years. The only exception to these rules relates to the market adjustment auction, in which the generation and the distribution companies will enter into two-year bilateral agreements that must be registered with the ANEEL and the CCEE.

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
The Electricity Regulatory Law sets forth that all electricity generation, distribution and trading companies, independent power producers and free consumers must inform MME, by the first of August of each year, of their estimated electricity demand or estimated electricity generation, as the case may be, for each of the subsequent five years. To encourage power distribution companies to make accurate estimates and to enter into power purchase agreements accordingly, pass-through tariffs, as mentioned above, are permitted provided that the purchased power stays within 103.0% of the distribution company’s actual power demand. Surpluses and shortages of power distribution companies concerning power acquisitions in the Regulated Market may be offset against each other by means of an offsetting mechanism managed by CCEE. According to the Electricity Regulatory Law, electricity distribution entities are entitled to pass on to their customers the costs related to electricity purchased through public auctions as well as any taxes and industry charges related to public bids, subject to certain limitations related to the inability of distribution companies to accurately forecast demand.

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

CCEE is a non-profit organization whose members are all agents of the Brazilian power sector (certain agents are not mandatory members of CCEE and may be represented by other members). CCEE is responsible for (i) registering the conditions concerning power amounts and terms set forth in all power purchase agreements, whether entered into in the Regulated Market or the Free Market; and (ii) the accounting and liquidation of the power market, including the power surpluses and shortages spot market, among other attributions. CCEE is governed by a board of directors comprised of five members, four being nominated by the referred agents while its president is nominated by the MME.

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

Ownership Limitations

In 2000, ANEEL established limits on the concentration of certain services and activities within the power industry. Under such limits, with the exception of companies participating in the National Privatization Program (which needed only to comply with such limits once their final corporate restructuring is accomplished) no power company (including both its controlling and controlled companies) could: (i) own more than 20.0% of Brazil’s installed capacity, 25.0% of the installed capacity of the southern/southeastern/mid-western region of Brazil or 35.0% of the installed capacity of the northern/northeastern region of Brazil, except if such percentage corresponded to the installed capacity of a single generation plant; (ii) own more than 20.0% of Brazil’s distribution market, 25.0% of the southern/southeastern/mid-western distribution market or 35.0% of the northern/northeastern distribution market, except in the event of an increase in the distribution of electricity exceeding the national or regional growth rates; or (iii) own more than 20.0% of Brazil’s trading market with final consumers, 20.0% of Brazil’s trading market with non-final consumers or 25.0% of the sum of the above percentages.

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

TUST

The TUST is paid by distribution companies and uses, including generators, free consumers and special consumers, for the use of the Basic Network. The amount to be paid is based on a formula set by ANEEL Resolution No. 67/2004, as amended by ANEEL Resolution No. 442/2011, and it may vary pursuant to a number of different factors. According to criteria established by ANEEL, owners of the different parts of the transmission grid have transferred the coordination of their facilities to the ONS in return for receiving regulated payments from users of the transmission system. Network users, including generation companies, distribution companies and free consumers, have signed contracts with the ONS entitling them to use the transmission grid in return for the payment of published tariffs. Other parts of the grid that are owned by transmission companies but which are not considered part of the transmission grid are made available directly to the interested users who pay a specified fee to the relevant transmission company.

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

Itaipu Transportation Charge

The Itaipu plant has an exclusive transmission grid operated in alternating and continuous voltage, which is not considered to be part of the Basic Network or of the intermediary connection system. The use of such system is compensated by a specific charge, denominated the Itaipu transportation charge, paid by those companies entitled to quotas of the electricity from Itaipu, in proportion to their quotas.

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

Electricity distribution companies are also entitled to revisão periódica (revisions) every five years. These revisions are aimed at: (i) assuring that revenues are sufficient to cover Parcel B operating costs and that adequate compensation for essential investments for the services within the scope of each such company’s concession; and (ii) determining the “X factor,” which is an efficiency factor based on three components: (a) expected gains of productivity from increase in scale; (b) evaluations by consumers (verified by ANEEL); and (c) labor costs.

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

In its second phase, which should start after the 3,300 MW limit is reached, the Proinfa program is intended, in a period of up to 20 years, to have contracted capacity equivalent to 10.0% of the annual domestic consumption of electricity. Upon the success of electricity auctions promoted by the Federal Governmental, the second phase of Proinfa has not yet been launched.

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

The mechanism guarantees that all the generators that participate in it will be able to sell the amount of electricity which they have contracted to sell under long-term contracts as determined by ANEEL, which we refer to as “assured electricity,” irrespective of their actual electricity production, provided that the power plants participating in the mechanism, as a whole, have generated sufficient electricity. In other words, the mechanism reallocates electricity, transferring surplus electricity from those generators whose generation was in excess of their assured electricity, to those whose generation was less than assured electricity. The effective generation dispatch is determined by the ONS, which takes into account nationwide electricity demand, the hydrological conditions of the Interconnected Power System and transmission limitations.

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

The mechanism includes all hydroelectric power plants subject to the centralized dispatching of the ONS, small hydroelectric stations that opt to participate in the mechanism and thermal power plants with centralized dispatching, included in the Initial Supply Contracts and whose fuel costs are subsidized by the Fuel Consumption Account. Since 2003, the Fuel Consumption Account power plants only partially participated in the mechanism, due to the gradual reduction of the subsidy.

Electric Power Services Supervision Fee – TFSEE

ANEEL also charges a supervision fee from electric power services agents and concessionaires. This fee is called the Electric Power Services Supervision Fee (or TFSEE) and was created under Law No. 9,427 of December 26, 1996, as amended by Law No. 12,111 of December 9, 2009, and Law No. 12.783/2013, and is charged at the rate of 0.4% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires. This fee is collected by ANEEL in twelve monthly installments.

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

However, in accordance with Law No. 12,767/2012, energy concessionaires may no longer initiate judicial or extrajudicial corporate reorganization procedures (recuperação judicial ou extrajudicial).

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

As mentioned above, energy concessionaires may no longer initiate judicial or extrajudicial corporate reorganization procedures (recuperação judicial ou extrajudicial).

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

C. Organizational Structure

We operate generation, transmission and distribution activities in Brazil through the following twelve regional subsidiaries:

•	Itaipu, a plant in which we and a Paraguayan governmental entity (ANDE) each hold a 50.0% interest and which we believe is one of the world’s largest hydroelectric plants by volume of energy generated;

•	Eletrobras Furnas, which engages in generation and transmission activities in the southeast and part of the midwest regions of Brazil;

•	Eletrobras Chesf, which engages in generation and transmission in the northeast region of Brazil;

•	Eletrobras Eletronorte, which engages in generation, transmission and limited distribution activities in the north and part of the midwest regions of Brazil;

•	Eletrobras Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II, and is planning to construct a third, Angra III;

•	Eletrobras Amazonas Energia, which engages in generation, transmission and distribution in the State of Amazonas. Eletrobras Amazonas Energia operates in the interior of the State of Amazonas, an area that, until March, 2008, was operated by Ceam, which was previously directly held by Eletrobras but no longer exists as a standalone operating company;

•	Eletrobras Eletrosul, which engages in transmission activities in the State of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná;

•	Eletrobras Distribuição Piauí, which engages in distribution activities in the State of Piauí;

•	Eletrobras Distribuição Alagoas, which engages in distribution activities in the State of Alagoas;

•	Eletrobras Distribuição Rondônia, which engages in distribution activities in the State of Rondônia;

•	Eletrobras Distribuição Roraima, which engages in distribution activities in the State of Roraima;

•	Eletrobras CGTEE, which owns and operates thermal plants in the south region of Brazil; and

•	Eletrobras Distribuição Acre, which engages in distribution activities in the state of Acre.

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

The following organizational chart shows our summarized shareholder structure and subsidiaries as of the date of this annual report (we also have minority shareholdings in 26 utility companies throughout Brazil, not indicated in this chart):

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

On October 2, 2013, Eletrobras acquired from Administración Nacional de Usinas Y Transmisiones Eléctricas – UTE a 50% equity interest in Rouar S.A., a company based in Montevideu, Uruguay and engaged in the generation of electricity by means of wind power.

On December 30, 2013, Eletrobras Eletronorte approved the merger of its wholly owned subsidiary Rio Branco Transmissora de Energia S.A. into Eletronorte.

D. Property, Plant and Equipment

Our principal properties consist of hydroelectric generation plants and transmission networks which are located all over Brazil. The book value of our total property, plant and equipment as of December 31, 2013, December 31, 2012 and December 31, 2011 was R$30,039 million, R$29,494 million and R$41,552 million, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

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

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. Our revenues derive mainly from:

•	the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2013, 2012 and 2011 accounted for R$16,688 million, or 65.5%, R$19,185 million, or 62.6% and R$19,093 million or 65.2% of our total net revenues, respectively. In 2013, of R$16,688 million in revenue, R$ 2,055 million was from operation and maintenance and R$14,633 was from exploration;

•	the transmission of electricity, which in 2013, 2012 and 2011 accounted for R$4,203 million, or 16.5%, R$6,741 million, or 22.0 % and R$7,778 million, or 28.3% of our total net revenues, respectively. In 2013, of R$4,203 million in revenue, R$ 2,854 million was from the operation and maintenance and R$1,349 was from exploration; and

•	the distribution of electricity to end consumers, which in 2013, 2012 and 2011 accounted for R$4,499 million, or 17.7%, R$4,676 million, or 15.2% and R$2,468 million, or 18.4% of our total net revenues, respectively.

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

The Effects of Law No. 12,783

In 2012, the Brazilian Congress enacted MP No. 579/2012, which was converted into Law No. 12,783, which materially changed the Brazilian electricity sector. The law allowed current holders of concessions to operate electricity generation and transmission assets, which were due to expire during the years 2015 through 2017, to renew those concessions for an additional maximum period of 30 years effective January 1, 2013, but at significantly lower tariff levels. As an option under the law, Eletrobras and other concessionaires could have entered into a potentially competitive bidding process to renew their generation and transmission concessions. Law No. 12,783 also affected distribution concessions by lowering the tariffs but has not yet affected renewal of distribution concessions. Eletrobras has expressed its interest in renewing its distribution concessions at the lower tariff rates but regulations have not been promulgated yet. In 2013, there was a change of regime in the revenue framework with respect to renewed generation and transmission concessions requiring the exploration method and the operating and maintenance methods to be separately disclosed pursuant to Law 12,783/2013. For these reasons, as of 2013 companies that renewed generation and transmission concessions pursuant to Law No. 12,783 have received lower tariff payments in relation to these assets than the payments made before the enactment of Law No. 12,783. For renewal generation concessions there is a new business model, whether the tarrif cover just a standard operating and maintainance cost plus a margin of 10%, rather than the non renewal generation concession which the company could sell the generated energy.

Under Law No. 12,783, the Federal Government agreed to indemnify Eletrobras and other electricity concessionaires for part of the value of non-amortized investments Eletrobras and other concessionaires made during the term of their concessions. Some of these indemnity payments have been agreed and paid, while others have been estimated for purposes of the 2012 consolidated financial statements based on information available to Eletrobras. While some indemnities will be paid to concessionaires in installments over many years, the full amount of the agreed or estimated indemnity payments are accounted for in the 2012 consolidated financial statements. Accordingly, Eletrobras recorded a significant charge of R$10.09 billion in its 2012 consolidated financial statements, based on the impacts of the renewal of its concessions in accordance with Law No. 12,783. While this charge was nonrecurring, in the future Eletrobras expects that its revenues from concessions that have been renewed under the new law will be significantly lower, and the Company may incur in net losses in the 2014 fiscal year and in subsequent periods.

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

In 2013, we recognized reversals of provisions for onerous contract losses. Please refer to note 35 of our consolidated financial statements for a further discussion regarding the reversal of these provisions.

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

In 2012, GDP increased 0.9% despite the global financial crisis. The official inflation rate, measured by IPCA, reached 5.84%, which was basically influenced by internal factors. Internally, the prices of food and beverage put pressure on the inflation index.

In 2013, GDP increased 2.3% despite the pressure on developing countries. The official inflation rate reached a high of 5.9%, which was basically influenced by internal factors such as the prices of food, fuel and transport.

As for monetary policy, in response to increasing inflationary pressure in 2013, the Central Bank steadily increased the SELIC rate as of April 2012 increasing the SELIC rate by 37.93% throughout the year from 7.25% as of January 1, 2013 to 10.00% as of December 31, 2013.

Pursuant to Brazilian Central Bank information (Relatório de Inflação, December 2012), with regard to the Brazilian trade balance (net) in 2012, Brazil posted a surplus of U.S.$19.4 billion, with exports totaling U.S.$242.6 billion (5.3% lower than in 2011), mainly due to the moderate pace of economic activity worldwide and with the decreases in commodity prices relevant to the agenda of the country, such as iron ore. Imports amounted to U.S.$223.1 billion in 2012 compared to U.S.$226.2 billion in 2011, an decrease of 1.4%. This decrease resulted from a 0.4% increase in prices and decrease of 1.3% in volume of imports. The highlights in terms of prices were the increases in the categories of durable consumer goods (5.8%) and fuels and lubricants (3.3%), partially offset by a 1.1% reduction in raw materials and intermediate products. The decrease in volume of imports reflected, in particular, decreases in the quantities of consumer durables imported (17.9%) and fuels and lubricants (4.8%), contrasting with the 9.6% expansion in the volume of goods consumer non-durables.

The balance of payments reached a surplus of U.S.$58.6 billion in 2011 and a surplus of U.S.$18.9 billion in 2012. The current account presented a deficit of U.S.$52.5 billion in 2011 and a deficit U.S.$54.2 billion in 2012 (which equates to 2.1% and 2.4% of GDP, respectively), compared to the deficit of U.S.$47.4 billion, or 2.2% of GDP, recorded in 2010. Net inflows of foreign direct investment reached a record value of U.S.$68.0 billion in 2012, an increase of 0.6% compared to the previous year’s outcome of U.S.$67.7 billion in 2011. Foreign portfolio investment showed net inflows of U.S.$8.2 billion in 2012, 76.6% lower than in 2011.

The exchange rate in 2013 experienced low volatility, especially when compared to the period during the international financial crisis period. Thereby, the influx of capital has exerted a lower pressure on the exchange rate. As a result, the real/U.S. dollar exchange rate increased in 2013 from R$2.0435 to R$2.3426/1.00.

The Central Bank’s policies with respect to both the spot and futures markets have caused international reserves to decreased 0.75%, totaling U.S.$376.0 billion in December 2013.

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the periods indicated:

	Year Ended December 31,
	2013	2012		2011
GDP growth rate	2.3%		0.9%		2.7%
Inflation (IGP-M)	5.51%		7.82%		5.1%
Inflation (IPCA)	5.91%		5.84%		6.5%
Appreciation (depreciation) of the real vs. the U.S. dollar	14.64%		8.94%		12.6%
Period-end exchange rate – U.S.$1.00	2.3426	R$	2.0435	R$	1.8758
Average exchange rate – U.S.$1.00	2.1605	R$	1.9544	R$	1.6746

Sources: Fundação Getúlio Vargas, Ipeadata Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

Electricity consumption in Brazil registered an increase of 3.5% in 2013, higher than the GDP growth rate for the same period of 2.3%. All consumer classes showed growth in electricity consumption, particularly residential and commercial consumers, which increased by 6.1% and 5.7%, respectively.

After the economic downturn in 2009, 2010 showed a strong recovery in industrial production, which positively impacted industrial consumption of electricity. In 2013, industrial consumption increased due to higher consumption in the Northeast and Southeast regions. The Mid-west region of Brazil showed the largest growth in industrial consumption, with growth rates of 11.6%.

The electric power consumption in Brazil by geographic region is presented below:

Energy Consumption in the Network (GWh):

Consumption Class					2013	2012	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	7,422	14,153	4,411	4,166	30,152	28,876	4,4
Northeast	23,856	28,736	12,633	14,601	79,827	75,28	6,0
Southeast	63,947	100,183	45,656	30,273	240,058	235,3	2,0
South	19,672	32,339	14,164	14,670	80,845	78,085	3,5
Mid-West	9,961	9,184	6,848	6,865	32,858	30,735	6,9

Consumption Class					2012	2011	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	6,762	14,114	4,141	3,858	28,876	27,777	3.95
Northeast	21,294	28,796	11,598	13,592	75,280	71,914	4.68
Southeast	61,593	100,771	43,364	29,572	235,300	230,668	2.01
South	18,692	31,297	13,747	14,349	78,085	74,470	4.86
Mid-West	9,224	8,493	6,436	6,582	30,735	28,205	8.97

Source: Permanent Committee of Analysis and Monitoring of Electric Power Market – Copam/EPE.

Itaipu

Itaipu, one of the world’s largest hydroelectric plants, is jointly owned by Brazil and Paraguay and was established and is operated pursuant to a treaty between those countries.

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

In order to effect the “no profit” requirement, profits from the sale of Itaipu electricity are credited in subsequent periods to residential and rural consumers of electricity through the Interconnected Power System through their electricity bills (thus reducing our revenues from electricity sales) and losses are taken into account by ANEEL in calculating tariffs for electricity in subsequent periods.

Pursuant to Law No. 11,480/2007, we were able to apply an “adjustment factor” to any financial contracts entered into between us and Itaipu and any credit assignments entered into between us and the Brazilian Federal Treasury prior to December 31, 2007. The aim of this “adjustment factor” was to offset the impact of the rate of inflation in the United States on the U.S. dollar payments. Accordingly, this “adjustment factor” measures the rate of inflation by reference to the consumer price index (CPI) and another index which tracks changes in industry prices. This law was repealed and Decree No. 6,265 of November 22, 2007 came into force which determines that a rate equivalent to the previous “adjustment factor” is to be passed on to distribution companies on an annual basis.

Beginning in 2010, we began to account for Itaipu as a financial asset on our balance sheet and record its income under other operating revenues. Since January 1, 2013, we no longer consolidate the results of Itaipuon a line by line basis. For a further discussion of these changes in accounting treatment of Itaipu, see notes 3.11, subsections II and IV of our consolidated financial statements.

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

Eletrobras Eletronorte

For many years our subsidiary Eletrobras Eletronorte was used as a vehicle for the development of Brazil’s northern region, functioning in some ways as a development agency. In particular, it has supplied electricity pursuant to supply contracts at prices which did not cover its costs. We began to re-negotiate these supply contracts, which are mainly with companies in the aluminium smelting industry, in 2004 with the aim of revising the tariffs to cover Eletrobras Eletronorte’s operating costs and gradually pay off its debts. Eletrobras Eletronorte entered into a contract on May 11, 2004 to sell electricity to ALBRAS to provide electrical energy for ALBRAS’ industrial operations, priced on the basis of the international aluminium price. This contract came into effect on June 1, 2004. ALBRAS may terminate the contract with two years’ notice if they elect to discontinue production or start using their own resources for power generation. ALBRAS is not required to pay any amounts related to termination. The total term of this contract is 20 years and the contract includes an energy prepayment of R$876 million. See note 21 of our consolidated financial statements.

One of the main sources of income of Eletrobras Eletronorte derives from the hydroelectric plant of Samuel, whose initial concession expired in September 2009. On July 18, 2006, Eletrobras Eletronorte requested from ANEEL an extension of such concession, which was granted on March 11, 2010 for an additional 20 years.

For 2013 the net gains attributable to Eletrobras Eletronorte amounted to R$1,221 million, compared to losses of R$738,6 million in 2012 and gains of R$58.3 million in 2011.

Regulated Distribution Tariffs

For 2013, 18.9% of our net revenues were derived from the distribution of electricity. The distribution companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated and adjusted by ANEEL only in accordance with the process set out in “Item 4.B Business Overview – The Brazilian Power Industry – Distribution Tariffs.”

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

Critical Accounting Policies

In preparing our consolidated financial statements included in this annual report, we made estimates and assumptions that we consider reasonable based on our historical experience and other factors. The presentation of our financial condition and results of operations requires that our management make estimates about inherently uncertain matters, such as the book value of our assets, our liabilities and, consequently, our results of operations. Our financial presentation would be materially affected if we were to use different estimates or if we were to change our estimates in response to future events. To provide an understanding of how our management forms its judgments about future events, including the factors and assumptions underlying those estimates, we have identified the following critical accounting policies.

Deferred tax assets and liabilities

The estimates of taxable income, the basis for the analysis of realization of net deferred tax assets are based on annual budgets and strategic plan, both reviewed periodically. However, future taxable income may be higher or lower than estimates made by management when the need to register or not the deferred tax asset amount was defined.

Provision for impairment of long-lived assets

Eletrobras adopts variables and assumptions in determining the recovery of long-lived assets in order to determine the recoverable value of assets and recognition of impairment when necessary. Management established judgments based on historical experience related to the asset, the group of assets or of the cash-generating unit that are applied. These judgments may not materialize in the future. Also, the useful life adopted by the Company is in accordance with the practices determined by ANEEL as applicable on assets linked to the concession of power, which may vary due to the periodic review of the economic useful life of assets, in force. Additionally, the useful life is limited to the concession term only for the operations based on IFRIC 12.

Also the variables and assumptions used by Eletrobras and its subsidiaries in determining discounted cash flows for recognition of impairment of long-lived assets may vary due to inherently uncertain events. These events include: maintenance of levels of energy consumption; growth rate of economic activity in the country; availability of water resources; and determination of the value of reversion at the end of the concession period. Law 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the identification basis for public service concessions. We have determined that the identification basis will be based on the VNR, for generation and transmission assets, and by the base value of regulatory compensation (BRR) for distribution assets. These are the bases used to determine the indemnity at the end of concession period for generation, transmission and distribution of electricity. For further information, please see Note 3.11 and changes in provisions made during the year in Note 19 to the Financial Statements. Another significant variable is the discount rate used to discount cash flows.

Basis of determination of indemnification by the Federal Government on concessions

Law 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the identification basis for public service concessions. Eletrobras adopts, for the concessions not yet renewed, the assumption that the assets are reversible at the end of the concession contracts, with the right to receive indemnity from Federal Government on investments not yet amortized at the lower net book value and the new estimated replacement value. Following this assumption, for the concessions already renewed we have maintained the receivables with the Federal Government relating to the Rede Básica do Sistema Existente – RBSE, the investments made after the basic design of power plants and transmission lines (modernization and improvements), and the thermal generation assets. Such values are subject to approval by ANEEL. For further information regarding the effects of Law No. 12,7383, please see Note 2.1 to the Financial Statements.

Eletrobras has defined the new replacement value (NRV) as a way of measuring the amount to be indemnified by the Federal Government for the share of generation and transmission assets not fully depreciated by the end of the concession. For transmission assets this was defined by the Regulatory Asset Base - RAB.

Useful life of fixed assets

Eletrobras adopts the criteria defined in ANEEL Resolution 367 of June 2, 2009, in determining the estimated useful life of fixed assets, limited to the concession term for the operations that are based on IFRIC 12, pursuant to the understanding that they fairly represent such lifespan.

Provision for asset decommission

Eletrobras recognizes provisions for decommissioning liabilities for the assets related to their thermonuclear power plants. In order to calculate the amount of the provision, assumptions and estimates are made regarding the discount rates, the expected decommissioning cost and removal of the entire power plant from the location and the expected period of the referred costs. The cost estimate is based on legal and environmental requirements for decommission and removal of the entire plant, as well as the prices of goods and services to be used at the end of the useful life.

Actuarial liabilities

Actuarial liabilities are determined by actuarial calculations prepared by independent accountants based on the life expectancy of the participant (board AT-2000), average retirement age and inflation. However, the actual future results of the accounting estimates used in this financial information may be different from those existing and registered in the accounting book.

Provision for labor, tax and civil risks

Provisions for labor, tax and civil risks, when applicable, are made for contingent tax, labor and civil risks expected as probable loss based, on the evaluation of management and legal counsel inside and outside Eletrobras. The accrued amounts are recorded based on the estimated cost of the outcomes of the referred contingencies. Contingent risks with the expectation of possible loss are disclosed by the management, not being constituted a provision. This assessment is supported by the judgment of management, along with its legal counsel, considering case law, decisions in the courts, the history of any agreements and decisions, the experience of management and legal counsel, as well as other relevant aspects.

Allowance for doubtful accounts

Eletrobras records provisions on receivable accounts that the administration understands to be uncertain over their receipt.

Evaluation of financial instruments

Eletrobras uses valuation techniques that include information that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 44 presents information on key assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. We believe that the selected valuation techniques and assumptions used are appropriate for determining the fair value of financial instruments.

Onerous contracts

We use the assumptions related to economic costs and benefits of each contract to determine the existence or not of an onerous contract. In the case of long term commitments as sale and purchase of energy, the estimate in determining the amount of provision for the future sale of the contract is the historical average PLD approved by Eletrobras’ management as a basis for the calculation of the provision for onerous contracts exclusively for accounting, as well as the discount rate applied to the cash flows. The actual values of the PLD over the years may be higher or lower to the assumptions used by Eletrobras. In addition, Eletrobras may have onerous contracts on concessions where the current expected cost for operation and maintenance is not fully covered by the revenues.

Description of Principal Line Items

Operating Revenues

Electrical Energy Sales

We derive our revenues from the generation, transmission and distribution of electricity, as set out below:

•	revenues in our generation segment derive from the commercialization and sale to distribution companies and free consumers of electricity that we have generated (including the electricity generated by our share of the Itaipu project) and the resale of electricity from Paraguay’s share of the Itaipu project not used in Paraguay. Revenues from our electricity generation segment are recorded based on the output delivered at rates specified under contract terms or prevailing regulatory rates. For generation concessions renewed pursuant to Law 12,783/2013, there was a change of regime in the revenue framework, whereas the exploration method and the operating and maintenance methods are required by the law to be separately disclosed beginning in 2013;

•	revenues from our transmission segment derive from the construction, operation and maintenance of transmission networks for other electricity concessionaires and certain revenues arising from applying inflation and other indexes to the value of our investments. Revenues received from other concessionaires using our basic transmission network are recognized in the month that the services are provided to the other concessionaires. These revenues are fixed each year by the Brazilian Government. These revenues also include as financial revenue the value calculated over receivables registered as financial assets (formerly recorded as “Property, Plant and Equipment”), based on fees calculated from the receipt of annual permitted revenues (Receita Anual Permitida), or RAP (which is based on gross RAP minus the amount allocated for operations and maintenance revenue) until the concession agreements for energy transmission services terminate. For transmission concessions renewed pursuant to Law 12,783/2013, there was a change of regime in the revenue framework, whereas the exploration method and the operating and maintenance methods are required by the law to be separately disclosed beginning in 2013; and

•	revenues in our distribution segment derive from the sale to end consumers of electricity that we purchase from generation companies and also some electricity that we generate in thermal plants in certain isolated areas in the north region of Brazil for distribution, as well as certain revenues from the construction, operation and maintenance of distribution networks. Electricity distribution sales to final customers are recognized when power is provided. Invoices for these sales are rendered on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, if any, are recognized in the following month.

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

Depreciation and Amortization

This represents depreciation and amortization for our property, plant, equipment and intangible assets. We record property, plant and equipment as construction or acquisition costs, as applicable, less accumulated depreciation calculated based on the straight-line method, at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs that extend the useful lives of the related assets are capitalized, while other routine costs are charged to our result of operations. Interest relating to debt obtained from third parties incurred during the construction period is capitalized. Amortization of intangible assets, included in the scope of IFRIC 12, is based on the concession period.

Operating Provisions

This reflects provisions we make in respect of: (i) legal proceedings to which we are party; (ii) allowances for doubtful accounts and impairments; and (iii) onerous contracts.

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

A. Operating Results

Changes to the Presentation of our Operating Results

We restated our consolidated financial statements as of and for the year ended December 31, 2012 as a result of the adoption, on January 1, 2013 (with a corresponding restatement of the opening balance as of January 1, 2012), of IFRS 11. We retroactively applied IFRS 11 to 2012 for comparison purposes pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). The adoption of this new pronouncement impacted several line items of our consolidated financial statements relating to the method of accounting for the results of joint venture entities, which are now recognized using the equity method of accounting instead of the proportional consolidation method we used prior to our adoption of IFRS 11. See note 3C.1 to our consolidated financial statements for a description of this pronouncement and its impact on our consolidated financial statements. We applied IFRS 11 beginning from January 1, 2012, based on the issued amendments to IFRS 10, IFRS 11 and IFRS 12, revising the transition guidance to provide relief from full retrospective application. As a result of these amendments, we retroactively adjusted our consolidated financial statements for the Immediately Preceding Period. Consequently, data related to the results for the years ended December 2013 and 2012 are being presented and reflect the effects of IFRS 11. Data related to periods prior to 2012 have not been retroactively adjusted and are being presented using the proportional consolidation method for joint-ventures entities, except the balance sheets.

Presentation of Segmentation Information

For the year ended December 31, 2013, we changed our reportable segments to better portray the operations of each segment and to better reflect how we manage our business. Under the new reportable segment structure we will continue to segment our core operations in the Brazilian generation, transmission, and distribution markets; however, inter-segment balances have not been eliminated. This is a change from prior years, where we will no longer eliminate segment balances net of inter-segment eliminations. Our financial data as of December 31, 2011 were derived from our audited consolidated financial statements that are not included in this annual report. Because these consolidated financial statements, and the related financial data, were not restated to reflect the change in segment presentation described above, they are not comparable to our consolidated financial statements, and the related financial data, as of and for the years ended December 31, 2013 and 2012 included in this annual report.

Segment reporting is intended to provide a better view of how the Company manages and evaluates its businesses. The accounting policies for each segment are the same as those described in the summary of significant accounting policies.

The following table shows our revenues and operating expenses as a percentage of net operating revenues:

	Year Ended December 31,
	2013	2012	2011
Revenues
Electricity sales:
Distribution	22.9%	22.7%	18.4%
Generation	72.2%	68.0%	65.2%
Transmission	19.0%	26.0%	28.3%
Other operating revenues	4.2%	3.4%	4.1%
Taxes on revenues	(14.6)%	(13.9)%	(10.2)%
Regulatory charges on revenues	(3.7)%	(6.2)%	(5.8)%
Net operating revenues	100.0%	100.0%	100.0%
Expenses
Operating expenses	(122.5)%	(98.7)%	(86.0)%
Financial expenses, net	1.1%	6.0%	0.8%
Gains on results of affiliated companies	0.7%	2.2%	1.6%
Income before income tax and social contribution	(20.7)%	(26.5)%	16.5%
Income taxes	(5.7)%	1.8%	(3.7)%
Minority interests	0.0%	0.0%	(0.1)%
Net income	(26.4)%	(24.7)%	12.6%

Year ended December 31, 2013 compared to year ended December 31, 2012

Consolidated Results

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2013 decreased R$4,178 million, or 14.9%, to R$23,836 million from R$28,014 million in 2012. This decrease was due to:

•	a decrease of R$2,778 million, or 37.5%, in our transmission operating revenues from R$7,437 million in 2012 to R$4,659 million in 2013, due to a decrease in tariffs and annual permitted revenues (Receita Anual Permitida) pursuant to Law No. 12,783;

•	a decrease of R$3,137 million, or 14.2%, in revenues from our generation operating revenues from R$22,210 million in 2012 to R$19,073 million in 2013, due to (i) a 15.6% decrease in the volume of energy sales from R$21,415 million in 2012 to R$18,077 million in 2013; and (ii) a decrease in tariffs and annual permitted revenues (Receita Anual Permitida) pursuant to Law No. 12,783. This decrease was due to the change in the volume of energy sales from 261 TWh in 2012 to 259 TWh in 2013; and

•	a decrease of R$581 million, or 8.8%, in our distribution operating revenues from R$6,585 million in 2012 to R$6,004 million in 2013, due to (i) a 3.9% decrease in the supply of energy from R$4,859 million in 2012 to R$4,991 million in 2013; and (ii) a decrease in tariffs and annual permitted revenues (Receita Anual Permitida) pursuant to Law No. 12,783. Despite an increase in the volume of energy sold from 15.2 TWh in 2012 to 16.1 TWh in 2013, the significant reduction in tariff levels caused the decrease in operating revenue.

Operating Costs and Expenses

Operating costs and expenses for 2013 increased by R$1,562 million, or 5.7%, from R$27,642 million in 2012 to R$29,204 million in 2013.

The primary drivers of the increase in operating costs and expenses were:

•	a R$1,574 million, or 20.5%, increase in personnel costs from R$7,671 million in 2012 to R$9,245 million in 2013, mainly due to (i) the awarding of increased annual bonuses to the employees; and (ii) R$1,400 million payments to certain employees as an inducement for early retirement;

•	a R$799 million, or 115.1%, increase in fuel costs for the production of electric energy from R$1,492 million in 2013 compared to R$694 million in 2012. This increase was due to an increase in the production of thermal energy due to our need to supplement hydroelectric generation with thermal generation because of adverse hydrological conditions in 2013. As a result of these adverse hydrological conditions, we unexpectedly needed to operate the Camaçari Plant during 2013, which required us to purchase a significant amount of gas as fuel for the plant;

•	a R$652 million, or 13.4% increase in electric energy purchased for resale from R$4,863 million in 2012 to R$5,515 million in 2013. This increase is principally due to an increase in the cost of electricity in the spot market; and

•	a R$309 million, or 17.0% increase in other expenses from R$1,814 million in 2012 to R$2,123 million in 2013. This increase was mainly due to a guarantee we paid to a third party in connection with an obligation of Eletrobras Amazonas Energia.

This increase in these costs and expenses was partially offset by:

•	a R$1,713 million, or 34.5%, decrease in operating provisions to R$3,258 million in 2013 from R$4,971 million in 2012, principally due to a reduction in costs relating to onerous contracts mainly due to a decrease in the interest rates of those contracts, approval of new tariffs in Furnas and the increase in the price of the spot market related to energy contracts. This decrease in costs was partially offset by an increase in provisions for pending lawsuits related to the repayment of compulsory loans made by certain end-users of electricity as a result of a change in the likelihood of loss under such claims from possible to probable; and

•	a R$262 million, or 39.2%, decrease in remuneration and reimbursement to R$406 million in 2013 from R$668 million in 2012, principally due to the decrease in royalties payments, as a result of adverse hydrological conditions which led to a decreased use of our hydroelectric plants.

Financial Income (Expenses), Net

Financial income (expenses), net resulted in income of R$266 million in 2013 compared to income of R$1,684 million in 2012. This decrease was mainly due to:

•	a R$1,009 million, or 64.5%, decrease in revenue from financial investments to R$556 million in 2013 from R$1,556 million in 2012, as the decrease in our revenues led us to reduce the number of loans we granted to public utility companies, decreasing the interest income and commissions paid to us; and

•	a R$312 million, or 62.2%, decrease in charges on shareholders’ resources to R$190 million in 2013 from R$502 million in 2012, principally due to the payment of the annual dividend that had been previously retained.

This decrease in net financial income (expenses) was partially offset by:

•	a R$229 million, or 108.5%, increase in remuneration pursuant to Law No. 12,783 to R$441 million in 2013 from R$211 million in 2012, which increased in line with the rate of inflation; and

•	a R$78 million, or 17.0%, increase in exchange rate variation gains to R$539 million in 2013 from R$461 million in 2012, principally due to an increase in revenues denominated in U.S. dollars as a result of the depreciation of the real against the U.S. dollar during 2013 compared to 2012.

Equity Investments

Equity investments decreased R$434 million, or 71%, from R$612 million in 2012 to R$177 million in 2013 reflecting adjustments we made to the results of certain affiliated companies as a result of Law No. 12,783.

Income Taxes and Social Contribution

Income taxes and social contribution decreased by R$1,857 million from a credit of R$490 million in 2012 to an expense of R$1,367 million in 2013. The decrease was primarily due to a write off of deferred tax credits that we do not expect to be able to utilize due to the reduction in our revenues.

Net Loss

As a result of the factors discussed above, our net loss for 2013 decreased by R$634 million, or 9.2%, to a loss of R$6,291 million in 2013 from a loss of R$6,925 million in 2012.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment decreased R$2,498 million, or 13.0%, to R$16,688 million in 2013 from R$19,185 million in 2012 due to the factors set forth below.

Electricity Sales

Electricity sales decreased R$5,385 million, or 30.9%, to R$12,036 million in 2013 from R$17,422 million in 2012. This decrease was due to a decrease in tariffs pursuant to Law No. 12,783. The volume of energy sold decreased from 261 TWh in 2012 to 259 TWh in 2013.

Operation and Maintenance

Revenues derived from operation and maintenance of renewed assets pursuant to Law 12,783/2013 totaled R$2,198 million in 2013.

Other Operating Revenues

Other operating revenues decreased R$251 million, or 49.2%, to R$260 million in 2013 from R$512 million in 2012. The decrease is principally due to a decrease in income received from CCC and CDE charged to the final consumers. Pursuant to Law No. 12,783, CCC fees were extinguished and CDE fees were reduced by 50%. This applied to the results of Eletrobras Eletronorte which operates in the generation segment, but also sells a certain amount of energy directly to final consumers.

Taxes on Revenues

Taxes on revenues decreased R$354 million, or 17.1%, to R$1,720 million in 2013 from R$2,075 million in 2012 as a result of decreased revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory charges on revenues decreased R$285 million, or 30%, to R$665 million in 2013 from R$950 million in 2012 due to decreased revenues and to the extinction of RGR and of CCC in most of the companie’s subsidiaries.

Operating Costs and Expenses

Operating costs and expenses for the generation segment decreased R$4,420 million, or 24.7%, to R$13,448 million in 2013 from R$17,868 million in 2012. The primary components of this decrease were:

•	a R$5,170 million decrease in operating provisions to income of R$1,469 million in 2013 from an expense of R$3,700 million in 2012. This increase was due to the reversal of an onerous contract provision made in connection with our Jirau plant.

•	a R$280 million, or 5.8%, decrease in energy acquired for resale to R$4,555 million in 2013 from R$4,836 million in 2012. This decrease was mainly due to increased efficiency in our operations; and

•	a R$271 million, or 40.5%, decrease in remuneration and reimbursements to R$397 million in 2013 from R$668 million in 2012. This decrease was mainly due to a decrease in the volume of power generated and a decrease in the amount paid to the states and municipalities where our plants’ reservoirs are located, due to the increased use of our thermal plants as a result of adverse hydrological conditions;

This decrease was partially offset by:

•	a R$683 million, or 23.5%, increase in payroll and related charges to R$3,593 million in 2013 from R$2,911 million in 2012. This increase is due to an increase in average salaries in line with the inflation rate, payments to certain employees as an inducement for early retirement and the awarding of increased annual bonuses to the employees; and

•	a R$784 million, or 113.0%, increase in expenses for fuel for energy generation to R$1,477 million in 2013 from R$694 million in 2012. This increase was mainly due to an increase in the production of thermal energy due to our need to supplement hydroelectric generation with thermal generation because of adverse hydrological conditions in 2013. As a result of these adverse hydrological conditions, we unexpectedly needed to operate the Camaçari Plant during 2013, which required us to purchase a significant amount of gas as fuel for the plant.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment decreased R$2,538 million, or 37.6%, to R$4,203 million in 2013 from R$6,741 million in 2012 primarily due to a decrease in tariffs and annual permitted revenues (Receita Anual Permitida) pursuant to Law No. 12,783 as well as the other factors set forth below.

Operation and Maintenance

Operation and maintenance of revenue decreased R$377 million, or 14.7%, to R$2,167million in 2013 from R$2,545 million in 2012 primarily as a result of the effects of Law No. 12,783.

Regulatory Charges on Revenues

Regulatory charges on revenues decreased R$300 million, or 67.0%, to R$147 million in 2013 from R$446 million in 2012 primarily as a result of decreased revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues”.

Updates from the internal rate of return

Updates from the internal rate of return decreased R$2,300 million, or 80.6%, to R$552 million in 2013 from R$2,852 million in 2012 due to a decrease in the internal rates set by the regulator used to calculate annual compensation received pursuant to the implementation of Law No. 12,783.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased R$844 million, or 15.2%, to R$6,400 million in 2013 from R$5,557 million in 2012. The primary components of this increase were:

•	a R$337 million, or 11.6%, increase in payroll and related charges to R$3,233 million in 2013 from R$2,896 million in 2012. This increase was mainly due to an increase in average salaries in line with the inflation rate and payments to certain employees as an inducement for early retirement; and

•	a R$235 million, or 29.3% increase in operating provisions to R$1,036 million in 2013 from R$801 million in 2012. This increase was mainly due to an increase in impairment provisions made in connection with the transmission segment pursuant to Law No. 12,783.

This increase was partially offset by:

•	a R$31 million, or 64.1%, decrease in donations and contributions to R$17 million in 2013 from R$49 million in 2012. This decrease was mainly due to a decrease in revenues; and

•	a R$30 million, or 46.7%, decrease in depreciation and amortization to R$34 million in 2013 from R$64 million in 2012. This decrease was mainly due to the renewal of concessions under Law No. 12,783. Pursuant to this law, we became the operator of the new concessions, but no longer record the assets. Accordingly, this decreased the amount of depreciation charges.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment decreased R$177 million, or 3.8%, to R$4,499 million in 2013 from R$4,614 million in 2012 due to the factors set forth below. This decrease was primarily due to a decrease in the RTE (Revisão Tarifaria Extraordinária) tariff pursuant to Law No. 12,783.

Electricity Sales

Electricity sales decreased R$166 million, or 3.6%, to R$4,449 million in 2013 from R$15 million in 2012. This decrease was due to a reduction of tariff payments made to Eletrobras’s distribution companies.

Other Operating Revenues

Other operating revenues increased R$318 million, or 142.2%, to R$542 million in 2013 from R$224 million in 2012 principally due to the fact that our distribution companies received an incentive from the Brazilian Government, Account for Energy Development – CDE (Conta de Desenvolvimento Energético), in order to compensate the company for the tariff reduction passed to the final consumers.

Taxes on Revenues

Taxes on revenues decreased R$121 million, or 7.7%, to R$1,438 million in 2013 from R$1,559 million in 2012 primarily as a result of decreased revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory charges on revenues decreased R$283 million, or 80.9%, to R$67 million in 2013 from R$350 million in 2012 primarily as a result of decreased revenues due to the effects of Law No. 12,783. For a description of the calculation of regulatory charges on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the distribution segment decreased R$1,189 million, or 21.9%, to R$6,610 million in 2013 from R$5,421 million in 2012. The primary components of this decrease were:

•	a R$535 million, or 90.3%, decrease in operating provisions to R$57 million in 2013 from R$592 million in 2012. This decrease was mainly due to the reversal of certain provisions including (i) R$131 million by Eletrobras Distribuição Rondônia in relation to the Termonorte II contract; (ii) R$118 million by Eletrobras Distribuição Roraima in relation to a provision for doubtful allowance of consumers and (iii) a provision of R$78 million made by Eletrobras Distribuição Rondônia for doubtful allowance of consumers.

•	a R$1,322 million, or 375.4%, increase in other operating expenses to R$1,675 million in 2013 from R$355 million in 2012. This increase was mainly due to (i) a penalty imposed by ANEEL of R$100 million for non-compliance with efficiency metrics (DEC and FEC) established by ANEEL; (ii) R$50 million relating to leasing of Eletrobras Distribuidora Amazonas and (iii) an expense of R$300 million related to uncollectable losses;

•	a R$423 million, or 23.8%, increase in the cost of electric energy purchased for resale to R$2,206 million in 2013 from R$1,782 million in 2012. This increase was due to an increase in the cost of electricity on the spot market; and

•	a R$112 million, or 8.8%, increase in payroll and related charges to R$1,393 million in 2013 from R$1,280 million in 2012. This increase was mainly due to an increase in average salaries in line with the inflation rate and payments to certain employees as an inducement for early retirement.

Results of Administration Segment

Operating Costs and Expenses

Operating costs and expenses for the administration segment increased R$4,590 million, or 178%, to R$7,161 million in 2013 from R$2,572 million in 2012. The primary component of this increase was:

•	a R$4,728 million, or 599.8%, increase in operating provisions to R$5,674 million in 2013 from R$946 million in 2012. This increase was mainly due to the (i) compulsory loan provision in the amount of R$1,292 million; and (ii) to a provision for capital deficient of subsidiaries in the amount of R$2,842 million;

Equity Investments

Equity investments for the administration segment decreased R$7,013 million, or 93%, to R$520 million in 2013 from R$7,533 million in 2012 mainly due to the concessions renewed under Law 12,783/2013.

Financial Results

Financial results for the administration segment decreased R$1,045 million, or 33%, to R$2,126 million in 2013 from R$3,170 million in 2012 substantially due to cash reduction which lead to a decrease of R$928 million in the income from financial investments.

Income Taxes and Social Contribution

Income taxes and social contribution for the administration segment increased R$682 million, or 106%, to R$1,326 million in 2013 from R$644 million in 2012 mainly due to a writte off of deferred tax credits. See “Year ended December 31, 2012 compared to year ended December 31, 2011 – Consolidated Results – Income Taxes and Social Contribution.”

Year ended December 31, 2012 compared to year ended December 31, 2011

Consolidated Results

This section is an overview of our consolidated results of operations, which are discussed in greater detail with respect to each segment below.

As a result of the changes to our financial information for 2012 described in “Presentation of Financial and Other Information” and “Operating Results – Changes to the Presentation of our Operating Results,” our financial information for 2011 is not fully comparable with our financial information for 2012. Accordingly, we describe any increases or decreased in line items including the change in presentation and the adoption of IFRS 11 as well as describing what the effects on our line items would have been had we not made the changes in presentation and had we not adopted IFRS 11. For further information regarding these changes in presentation and the adoption of IFRS 11, see “Operating Results – Changes to the Presentation of our Operating Results.”

Net Operating Revenues

Our net operating revenues for 2012 decreased R$1,518 million, or 5.1%, to R$28,014 million in 2012 from R$29,533 million in 2011. The decrease was due to an R$ 6.049 million impact of IFRS 11. R$1,947 million was related to desconsolidations in the transmission segment and R$3.719 million was related to desconsolidation of Itaipu. Had it not been for the adoption of IFRS 11, our net operating revenues would have increased R$4,531 million, or 15.3%, to R$34,064 million from R$29,533 million in 2011 due to:

•	an increase of R$92 million, or 0.5%, in revenues from our generation operating revenues due to (i) an 8.3% increase in the volume of energy sales from R$20,608 million in 2011 to R$21,415 million in 2012; (ii) an increase in the volume of energy sales from 260 TWh in 2011 to 261 TWh in 2012; and (iii) a R$581 million reimbursement in 2012 related to rates billed to Eletrobras Eletronuclear;

•	an increase of R$2,208 million, or 89.5%, in our distribution operating revenues due to (i) a 135.4% increase in the supply of energy from R$1,954 million in 2011 to R$4,599 million in 2012; (ii) an increase in the volume of energy sold from 13.7 TWh in 2011 to 15.2 TWh in 2012, due in part to higher electricity sales in Northern Brazil and (iii) an increase of 160,000 distribution consumers; and

•	a decrease of R$1,038 million, or 13.3%, in our transmission operating revenues, from R$7,779 million in 2011 to R$6,741 million in 2012, due to an adjustment in the calculation of transmission rates to appropriately reflect the contractual rate of return of the financial asset, which led to an increase of R$384 million in revenues. In addition, had it not been for the adoption of IFRS 11, the operational and maintenance revenues would have increased.

Operating Costs and Expenses

Our net operating costs for 2012 increased by R$2,415 million, or 9.6%, from R$25,390 million in 2011 to R$27,642 million in 2012. The primary drivers of the increase in net operating costs were:

•	a R$2,180 million, or 76.5%, increase in operating provisions from R$2,849 million in 2011. The increase in operating provisions is due to (i) a R$1.6 billion related to onerous contracts and (ii) a R$0.6 billion provision for impairment;

•	a R$440 million, or 33.7%, increase in other operational costs and expenses from R$1,306 million in 2011. The increase in our other operational costs and expenses, is mainly due to equipment rentals for our distribution lines as a result of the expansion of our distribution network;

•	a R$60 million, or 0.8%, increase in personnel costs from R$7,671 million in 2011. The increase in personnel costs, is mainly due to the awarding of increased annual bonuses to employees;

•	a R$974 million, or 28.8%, decrease in construction costs from R$4,280 million in 2011. Had it not been for the adoption of IFRS 11, construction costs would have increased mainly due to an increase in capital expenditures related to distribution infrastructure, including the expansion of our distribution networks;

•	a R$282 million, or 19.9%, increase in grid utilization expenses from R$1,421 million in 2011. The increase in grid utilization expenses is mainly due to an increases in tariffs and third party transmission lines reflecting an increase in transmission volume;

•	a R$661 million, or 49.7%, decrease in remuneration and reimbursements from R$1,329 million in 2011. Had it not been for the adoption of IFRS 11, remuneration and reimbursements would have increased mainly due to increased royalty charges due to the operations of new hydroelectric plants, including Santo Antônio, Passo São João and Mauá;

•	a R$531 million, or a 325.8%, increase in fuel costs for the production of electric energy from a net expense of R$163 million in 2011, due to an increase in the production of thermal gas due to our need to supplement hydroelectric generation with thermal generation, partially because of delays in the Candiota III (Phase C) plant becoming operational; and

•	a R$1,477 million, or a 43.6%, increase in electric energy purchased for resale from R$3,386 million in 2011, due to (i) an increase in the cost of electricity in the spot market; and (ii) a large energy purchase and penalties involving UTE Candiota III (Phase C).

Results of Generation Segment

Net Operating Revenues

Due to the retrospective adoption of IFRS 11, our net operating revenues for the generation segment decreased R$2,255 million, or 10.5%, to R$19,185 million in 2012 from R$21,440 million in 2011 due to the factors set forth below. Had it not been for the adoption of IFRS 11, our net operating revenues for the generation segment would have increased R$1,980 million, or 10.4%.

Electricity Sales

Due to changes made to the presentation of our segmentation information for 2012, our electricity sales decreased R$1,422 million, or 6.2%, to R$21,415 million in 2012 from R$22,837 million in 2011. Had it not been for the change in presentation, our electricity sales would have increased due to an increase in the volume of energy sold by Itaipu and the devaluation of the real against the U.S. Dollar, which had the effect of increasing the electricity sales of Itaipu in real terms.

Other Operating Revenues

Other operating revenues decreased R$277 million, or 35.1%, to R$512 million in 2012 from R$789 million in 2011 principally due to fewer generation equipment rentals to third parties during the year compared with the prior year.

Taxes on Revenues

Our taxes on revenues increased R$67 million, or 3.3%, to R$2,074 million in 2012 from R$2,008 million in 2011 due to the fact that our revenues would have increased had it not been for the adoption of the IFRS 11. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues. “

Regulatory Charges on Revenues

Regulatory charges on revenues decreased R$173 million, or 15.4%, to R$950 million in 2012 from R$1,123 million in 2011 as a result of a significant increase in revenues from Itaipu who is not subject to regulatory charges.

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased R$1,371 million, or 8.3%, to R$17,868 million in 2012 from R$16,498 million in 2011. The primary components of this increase were:

•	a R$2,194 million, or 145.7%, increase in operating provisions to R$3,700 million in 2012 from R$1,506 million in 2011. This increase was due to (i) a R$1.6 billion related to onerous contracts and (ii) a R$0.6 billion provision for impairment;

•	a R$531 million, or 327%, increase in the fuel for energy generation to R$694 million in 2012 from R$163 million in 2011. This increase was due to an increase in the production of thermal gas due to our need to supplement hydroelectric generation with thermal generation, partially because of delays in the Candiota III (Phase C) plant becoming operational;

•	a R$421 million, or 54.9%, increase in other operating expenses to R$1,189 million in 2012 from R$768 million in 2011. This increase was due to an increase in the average price of power generation equipment from third parties in the Isolated System and a decrease in the amount recovered from CCC reimbursement from excess operating costs. The decrease in CCC reimbursement, despite paying more in fuel costs in 2012, is due to a change in the level of reimbursement based in ANEEL regulations which reduced reimbursement levels for less efficient plants;

•	a R$61 million, or 3.1%, increase in grid utilization expenses to R$2,014 million in 2012 from R$1,953 million in 2011. This increase was due to increased use of the third party electricity grid as the result of the increase in the volume of power generated as well as an annual tariff adjustment based on the rate of inflation;

This increase was partially off-set by:

•	a R$661 million, or 49.7%, decrease in remuneration and reimbursements to R$668 million in 2012 from R$1,329 million in 2011 due to the retrospective adoption of IFRS 11. Had it not been for the adoption of IFRS 11, our remuneration and reimbursements would have increased due to an increase in the volume of power generated and an increase in the amount paid to the states and municipalities where the Candiota III plant’s reservoir is located; and

•	a R$231 million, or 4.6%, decrease in energy acquired for resale to R$4,836 million in 2012 from R$5,067 million in 2011. Had it not been for the adoption of IFRS 11, our energy acquired for resale would have increased mainly due to (i) an increase in the cost of electricity in the spot market and (ii) increased energy purchases to meet contractual obligations based on the expected date that the Candiota III (Phase C) plant was expected to become operational (but which was delayed).

Results of Transmission Segment

Net Operating Revenues

Due to the retrospective adoption of IFRS 11, our net operating revenues for the transmission segment decreased R$1,553 million, or 18.7%, to R$6,741 million in 2012 from R$8,294 million in 2011 due to the factors set forth below. Had it not been for the adoption of IFRS 11, our net operating revenues would have increased from R$7,779 million in 2011 due to the factors set forth below.

Transmission of Electricity

Due to the retroactive adoption of IFRS 11, transmission of electricity decreased R$1,581 million in 2012, or 17.8%, to R$7,281 million in 2012 from R$8,862 million in 2011. Had it not been for the adoption of IFRS 11, our transmission of electricity would have increased as a result of an inflation adjustment to the fixed transmission tariff set by the Brazilian Government and the operation and construction of new transmission lines in 2012.

Operation and Maintenance

Operation and maintenance of revenue increased R$50.4 million, or 2.0%, to R$2,545 million in 2012 from R$2,494 million in 2011 due to the operation of new transmission lines.

Other Operating Revenues

Our other operating revenues for the transmission segment decreased R$0.9 million, or 0.6%, to R$155 million in 2012 from R$156 million in 2011 principally as a result of a decrease in leases of fixed assets, including poles used to transmit broadband.

Taxes on Revenues

Due to the retrospective adoption of IFRS 11, our taxes on revenues decreased R$36 million, or 12.6%, to R$249 million in 2012 from R$284 million in 2011. Had it not been for the adoption of IFRS 11, our taxes on revenues would have increased primarily as a result of increased revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues”.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$7 million, or 1.8%, to R$447 million in 2012 from R$439 million in 2011. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues” above.

Operating Costs and Expenses

Due to the retrospective adoption of IFRS 11, our operating costs and expenses for the transmission segment decreased R$1,515 million, or 21.4%, to R$5,557 million in 2012 from R$7,071 million in 2011. Had it not been for the adoption of IFRS 11, our operating costs and expenses would have increased due to a R$166 million, or 6.0%, increase in personnel, supplies and services expenses to R$2,896 million in 2012 from R$2,766 million in 2011, mainly due to an increase in average salaries in line with inflation.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased R$2,208 million, or 89.5%, to R$4,676 million in 2012 from R$2,467 million in 2011 due to the factors set forth below.

Electricity Sales

Electricity sales increased R$2,083 million, or 82.3%, to R$4,614 million in 2012 from R$2,532 million in 2011 due to an increase of 12.2% in the volume of electricity sold as well as an increase in the number of customers (especially in the North of Brazil as a result of the “Light for All” program) and in the average tariff for final customers.

Other Operating Revenues

Other operating revenues increased R$57 million, or 34.4%, to R$223 million in 2012 from R$167 million in 2011 principally due to the fact that our distribution companies received a slight increase in rental payments from renting out its telecommunications lines to third parties, mostly for cellular stations.

Taxes on Revenues

Taxes on revenues increased R$864 million, or 124%, to R$1,559 million in 2012 from R$695 million in 2011 as a result of our increased gross revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$184 million, or 111.4%, to R$350 million in 2012 from R$166 million in 2011 as a result of our increased gross revenues. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues.”

Operating Costs and Expenses

Our operating costs and expenses for the distribution segment increased R$2,697 million, or 99.0%, to R$5,421 million in 2012 from R$2,725 million in 2011 due to:

•	a R$1,090 million, or 157.5%, increase in the cost of electric energy purchased for resale to R$1,782 million in 2012 from R$692 million in 2011. This increase was due to an increase in the cost of electricity in the spot market;

•	a R$474 million, or 78.6%, increase in construction expenses to R$1,076 million in 2012 from R$603 million in 2011, as a result of an increase in capital expenditures related to construction to expand our distribution network;

•	a R$352 million, or 37.9%, increase in personnel, supplies and services expenses to R$1,280 million in 2012 from R$928 million in 2011. This increase was mainly due increase in average salaries and other charges;

•	a R$333 million, or 127.9%, increase in operating provisions to R$593 million in 2012 from R$260 million in 2011 mainly due to the increase of allowance for doubtful accounts;

•	a R$274 million, or 349.7%, increase in other operating expenses to R$352 million in 2012 from R$78 million in 2011. This increase was mainly due to an increase in rental expenses for equipment used for power generation in the Isolated System by Eletrobras Distribuição Acre; and

•	a R$169 million, or 180.8%, increase in grid utilization expenses to R$263 million in 2012 from R$94 million in 2011, due to an increase in the use of third party electricity grids.

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

Cash Flows

The following table summarizes our net cash flows for the periods presented:

	For the Year Ended December 31,
	2013	2012	2011
	(in R$ thousands)
Net Cash Flows:
Provided by operating activities	9,329,355	13,349,926	4,286,867
Provided by (used in) investing activities	(8,155,408)	(10,857,514)	(10,904,111)
Provided by (used in) financing activities	(77,879)	(3,100,740)	2,356,861

Total	1,096,068	(608,329)	(4,260,382)

Cash Flow from Operating Activities

Our cash flows from operating activities primarily result from:

•	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices; and

•	restricted deposits for legal proceedings in cases where we are a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court. Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In 2013, our cash flows from operating activities decreased R$4.1 billion, from R$13.4 billion in 2012 to R$9.3 billion in 2013. This variation was due to an R$4.1 billion decrease in revenue due to the application of Law No. 12,783.

Cash Flows from Investing Activities

Our cash flows from investing activities primarily reflect:

•	restricted investments, being the surplus cash we are required to either deposit with Banco do Brasil S.A. (or in certain other investments issued by the Brazilian Government);

•	investment acquisitions, being partnerships we enter into with third parties in the private sector in relation to the operation of new plants;

•	acquisitions of fixed assets, being primarily investments in equipment necessary for operational activities; and

•	income derived from the following:

(i)	LFT bonds issued by the Brazilian Government: these bonds are indexed to the Selic and bear no interest.

(ii)	LTN bonds issued by the Brazilian Government: these bonds are indexed by a fixed rate and bear no interest.

(iii)	Equity participation in the following companies: (i) Lajeado Energia S.A., (ii) CEB Lajeado S.A., and (iii) Paulista Lajeado Energia S.A. We receive dividends from these equity interests based on the annual profits earned by each company.

In 2013, our cash flows from investing activities decreased R$2.7 billion, or 24.8%, from an outflow of R$10.9 billion in 2012 to an outflow of R$8.2 billion in 2013. This variation was due to the acquisition of fixed assets and to the receipt of financings income and loans.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily reflect interest income we receive from short-term and long-term loans made to non-affiliated companies that operate in the Brazilian electricity sector.

In 2013, our cash flows from financing activities decreased R$3.0 billion, from an outflow of R$3.1 billion in 2012 to an outflow of R$77.9 million in 2013. This variation was mainly due to loans and financings.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2013, our balance sheet reflected retained reserves of R$2.1 billion, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration (see “Item 8.A, Consolidated Financial Statements and Other Information – Policy on dividend distribution”).

Capital Expenditure

In the last five years, we have invested an average of R$6.1 billion per year in expansion, research and development. Approximately 46% was invested in our generation segment, 34% in our transmission segment and the balance in our distribution segment and other investments.

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

Our capital expenditures for fixed assets, intangible assets and concession assets in 2013, 2012 and 2011 were R$5,712.1 million, R$7,199.8 million and R$11,569.9 million, respectively. These values are the budgeted values and do not match the cash flow amounts due to the accounting consolidation process and intercompany elimination.

C. Research and Development, Patents and Licenses

Research and Development

Our research and planning activities are carried out by Cepel, a non-profit entity created in 1974 with the objective of supporting the technological development of the Brazilian electricity sector. We are the primary sponsor of Cepel and participate in coordinating environmental planning and energy conservation programs. Cepel’s clients are our operating subsidiaries (including Itaipu and Eletrobras Eletronuclear) and other Brazilian and foreign electric utilities and other industries of the electricity sector. Cepel’s activities aim to achieve high-quality standards and productivity in the electricity sector through technological research and development. Cepel has a network of laboratories to undertake its activities, and maintains technical co-operation agreements with several international electrical energy research and development institutions. Cepel prioritizes strategic and structuring projects, with its activities being distributed among seven research areas, each one carried on by specifics department: (i) DEA – Energy Optimisation and Environmental Issues Department; (ii) DRE – Electrical Networks Department; (iii) DAS – Systems Automation Department; (iv) DLE – Lines and Stations Department; (v) DTD – Distribution Technology Department; (vi) DTE – Department for Special Technologies; and (vii) the Laboratories of Experimental Research – DPA and DPF Departments.

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

D. Trend Information

Our management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information” and “Item 3.A, Risk Factors.” Fundamentally, we believe these trends will allow us to continue to grow our business and improve our corporate image:

•	electricity is in constant demand: unlike certain industries which are particularly vulnerable to cyclical conditions in the market and/or seasonality, the demand for electricity is constant. We believe we will continue to have the ability to set tariffs in accordance with market conditions, particularly in the generation segment. Although tariffs in the transmission segment are set by the Brazilian Government each year, we believe that these tariffs will continue to increase;

•	participation in future auctions will allow us to grow: we expect to participate in an increasing number of future new energy auctions, as well as new transmission auctions, and will, accordingly need to invest in new power generation plants (hydroelectric, wind, biomass and thermal) and new transmission lines in order to expand the existing grid and keep our current market share. We also believe that by focusing on generation and transmission, we will be able to maximize profits by improving efficiency in our existing infrastructure and capitalizing on opportunities arising from new infrastructure;

•	a decrease in regulatory charges once infrastructure investments have been completed: in recent periods, our financial results have been impacted by regulatory charges regulated by ANEEL. The proceeds of these charges have been used by the Brazilian Government to invest in infrastructure such as the CCC and RGR. As this infrastructure is completed, we believe ANEEL will decrease the levels of regulatory charges, which will have a positive effect on our financial results. However, we do not believe there will be any changes in the short term. Moreover, we believe that the completion of these infrastructure projects will have a beneficial effect on our ability to grow our business;

•	revenues from third parties for maintenance of facilities: although the core of our business will remain the generation and transmission segments, we have successfully increased our revenues in recent periods by using our expertise to provide maintenance services for other companies in our industry. Our subsidiary Eletrobras Eletronorte has been the key conduit for this. We expect this trend to continue, thereby improving our financial position;

•	an increasing focus on environmental, health and safety concerns: there is a trend in Brazil and globally towards increasing concerns for the protection of the environment. This impacts us in various ways, including dealing with social and political issues that may arise when we seek to construct new facilities (particularly in remote areas of Brazil) and reduced carbon emission targets from facilities that rely on fossil fuel. One of the key challenges for us will be to balance these environmental concerns against the growth of our business, as these concerns naturally can increase cost pressures. There is also an increasing trend in Brazil towards more stringent health and safety requirements with respect to operating permits for our facilities, which similarly imposes cost pressure challenges on our business; and

•	effect of Law No. 12,783: Law No. 12,783 will continue to effect the manner in which we account for our concessions. We expect to renew additional contracts for the maximum period of 30 years at significantly lower tariff levels. As a result, we believe we will continue to write down the value of our renewed concessions and provide “impairments” in cash generating units.

E. Off-Balance Sheet Arrangements

None of our off-balance sheet arrangements are of the type with respect to which we are required to provide disclosure pursuant to item 5.E of Form 20-F.

F. Contractual Obligations

We set out below, on a segment basis, our long-term debt, long-term purchase obligations, leasing obligations, actuarial debt and obligations for asset retiring for the periods presented:

	Payments due by period as of December 31, 2013
	(in R$ millions)
	2015	2016	2017	2018	2019 and after
Long-term debt obligations	1,368	751	746	554	27,086
Leasing obligations	181	226	226	226	983
Post-employment benefits	218	132	133	124	612
Decommissioning of nuclear power plants (i)	—	—	—	—	2,854
Purchase obligations	2,396	1,722	1,780	2,071	42,756
Generation	426	316	305	408	2,913
Transmission	—	—	—	—	—
Distribution	1,970	1,406	1,475	1,663	39,843
TOTAL	4,163	2,831	2,885	2,975	74,291

(i) Decommissioning of nuclear power plants

The decommissioning of nuclear power plants relates to the asset retirement obligation for these plants and the costs to be incurred at the end of their useful lives.

Decommissioning can be understood as a set of measures taken to safely decommission a nuclear plant, reducing residual radioactivity to levels that permit the site of the plant to be classified as of restricted use or of unrestricted use.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors and Senior Management

We are managed by our Conselho de Administração (or Board of Directors), composed of up to ten members, and by our Diretoria (or Board of Executive Officers), which currently consists of six members. Our by-laws also provide for a permanent Conselho Fiscal (or Fiscal Council), which is made up of five effective members and their respective alternates. Pursuant to our by-laws, all members of our Board of Directors, Board of Executive Officers and Fiscal Council must be Brazilian citizens.

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

The table below sets out the current members of our Board of Directors and their respective positions. The mandate of each member of our Board of Directors expires at the next Ordinary Shareholders’ Meeting. Each member was elected by the Brazilian Government except for Marcelo Gasparino da Silva and João Antônio Lian, who were elected by our minority shareholders and Thadeu Figueiredo Rocha, who was elected as a representative of our employees.

Name	Position
Márcio Pereira Zimmermann	Chairman
Maurício Muniz Barreto de Carvalho	Director
Marcelo Gasparino da Silva	Director
Lindemberg de Lima Bezerra	Director
Wagner Bittencourt de Oliveira	Director
José Antonio Corrêa Coimbra	Director
José da Costa Carvalho Neto	Director
Thadeu Figueiredo Rocha	Director
João Antônio Lian	Director

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

João Antônio Lian – Board Member: Mr. Lian joined our Board of Directors on April 30, 2013. He is founder, CEO, and controlling shareholder of Sumatra Comércio Exterior Ltda., a company which exports coffee. Currently, Mr. Lian, is the chairman of CeCafé – Council of Coffe Exporters of Brazil. He is an experienced investor in the Brazilian capital markets, with ample experience dealing with critical situations involving publicly-held companies and their corporate governance practices. Mr. Lian holds an Engineering degree from Unipinhal.

Board of Executive Officers

Our Board of Executive Officers is currently made up of six members appointed by our Board of Directors for a three-years term. Our Board of Executive Officers ordinarily meets every week, or when called by a majority of the officers or by the President. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines. We have no control over appointments of our chief executive and chief financial officers because all such appointments are made by our board of directors. Our chief administrative officer is responsible for coordinating the general management of our business including supplies, employment-related issues, training insurance policies and management of our assets. The address of our Board of Executive Officers is Av. Presidente Vargas, 409 13º andar – Rio de Janeiro.

The members of our current Board of Executive Officers were appointed by our Board of Directors and their names and titles are set out below:

Name	Position
José da Costa Carvalho Neto	Chief Executive Officer
Armando Casado de Araújo	Chief Financial and Investor Relations Officer
Valter Luiz Cardeal de Souza	Chief Generation Officer
Manoel Aguinaldo Guimarães	Chief Administrative Officer
Marcos Aurélio Madureira de Silva	Chief Distribution Officer
José Antonio Muniz Lopes	Chief Transmission Officer

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

Mr. Manoel Aguinaldo Guimarães – Chief Administrative Officer: Mr. Guimarães was appointed as Administrative Officer on October 10, 2013. From 2004 until 2009, he acted as an advisor to the Board of Executive Officers and from 2008 until 2010 as member of the Transformation Management Committee. From 2003 until 2004, Mr. Guimarães acted as Assistant to the CEP. Mr. Guimarães also acted as a director of CEMAT – Centrais Elétricas Matogrossenses between 2004 and 2006, as chairman of the board of directors of Eletrobras Distribuição Rondônia - Centrais Elétricas de Rondônia S.A – CERON from 2006 and 2008 and as a board member of Empresa Amazonense de Transmissão e Energia – EATE. Mr. Guimarães held different positions in COPPE/UFRJ – Instituto Alberto Luiz Coimbra de Pós-Graduação e Pesquisa de Engenharia, of the Universidade Federal do Rio de Janeiro, including as Advisor to the Board of Executive Officers for Human Resources, between 1986 and 1989, Financial and Management Executive Officer between 1989-1990 and 1998-1999. Mr. Guimarães also acted as Coordinator for the Task Force for the Creation of the Career Plan for the Technical Personnel of COPPE/UFRJ in 1978 and was founding member of the Caixa de Assistência Universitária do Rio de Janeiro – CAURJ in 1996. Mr. Guimarães holds a degree in Accounting from UNIGRANRIO (1992) and a post-graduate degree in Quality Systems Management from Universidade Federal do Rio de Janeiro (2002). Mr. Guimarães also holds a MBA degree in Leadership and Management of State-owned Companies.

Mr. Marcos Aurélio Madureira da Silva – Distribution Officer: Mr. da Silva was appointed as Distribution Officer on May 12, 2011. From 1998 to 2010 he acted as a Distribution Officer for Companhia Energética de Minas Gerais S.A. – CEMIG. In addition to this, Mr. da Silva has also acted as an Operations and Commercial Officer of Energisa Soluções and as a Director of the Operador Nacional do Sistema Elétrico. Mr. da Silva holds a degree in electrical engineering and has completed post-graduate courses in business administration and economics engineering.

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

For 2013 and 2012, the aggregate compensation paid to our Directors, Officers and members of the Fiscal Council (excluding that paid by Itaipu) was R$34 million and R$31 million, respectively. For 2011, the aggregate compensation paid to our Directors, Officers and members of the Fiscal Council (including that paid by our subsidiaries and Itaipu) was R$41 million.

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

The current members of our Fiscal Council, set out in the table below, and respective alternates were elected during the general shareholders meeting held during April 30, 2013 and in which we elected five members and respective alternates to the Fiscal Council. Their terms of office are due to end at the ordinary shareholder meeting scheduled for 2014.

Member	Alternate
Jarbas Raimundo de Aldano Matos	Ricardo de Paula Monteiro
Danilo de Jesus Vieira Furtado	Jairez Elói de Souza Paulista
Charles Carvalho Guedes	Hailton Madureira de Almeida
Manuel Jeremias Leite Caldas	Josmar Cesta Bignotto
Robert Juenemann	Omar Felipe Fonseca Angelino

D. Employees

As of December 31, 2013, we (excluding Itaipu) had a total of 22,221 salaried employees compared to 26,154 employees as of December 31, 2012 and 26,672 as of December 31, 2011. Eletrobras itself, excluding Itaipu and other subsidiaries, had 1,044 employees as of December 31, 2013. For the past five years we have not experienced any strikes or other form of work stoppage that have affected our operations or had a significant impact on our results.

In 2013, as part of our cost cutting measures, we offered an early retirement program (Programa de Incentivo ao Desligamento), or PID, which 4,448 of our employees accepted. 4,221 employees left Eletrobras at the end of 2013 as part of the PID. In 2014, this program will be extended to our subsidiary Eletronuclear and the remaining 227 employees that accepted the PID in 2013 will retire. We estimate that this program will provide us with an annual cost saving of R$1.1 billion.

The significant reduction in the number of employees is mainly related to the Voluntary Redundancy Plan (see Items 17 and 18, note 30.2 for further information) affecting 4,055 employees and the restructuring of the corporate, organizational and managerial aspects of Eletrobras’ business model.

As a mixed capital company, we cannot hire employees without a public contest. A public contest involves us placing advertisements in the Brazilian press for open positions and inviting applicants to sit an examination. The last public contest took place in 2010, as a result of which we hired approximately 35 new employees.

Although we are not allowed to hire outsourced employees, our subsidiaries Eletrobras Eletronorte and Eletrobras Furnas employ 1,738 outsourced employees in order to comply with the rules established by the Brazilian Government during the national privatization plan.

The following table sets out the number of outsourced employees at Eletrobras Eletronorte and Eletrobras Furnas:

Subsidiary	Number of Outsourced Employees as of December 31,
	2013	2012
Eletrobras Eletronorte	399	471
Eletrobras Furnas	1.339	1,533

Total	1,738	2,004

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

E. Share Ownership

No member of our Fiscal Council holds any of our shares. The following tables show current ownership of our shares by members of our Board of Directors and Board of Executive officers:

Board of Directors

Name	Number of Common Shares held
Maurício Muniz Barreto de Carvalho	10
Lindemberg de Lima Bezerra	1
Wagner Bittencourt de Oliveira	2
Marcio Pereira Zimmermann	10
José Antonio Corrêa Coimbra	1
José da Costa Carvalho Neto	100
Marcelo Gasparino da Silva*	2
Thadeu Figueiredo Rocha	—
João Antônio Lian	100

*	Also holds one class “B” Preferred Share.

Board of Executive Officers

Name	Number of Common Shares held
José da Costa Carvalho Neto	100
José Antonio Muniz Lopes	1
Marcos Aurélio Madureira da Silva	—
Valter Luiz Cardeal de Souza	—
Miguel Colasuono	—
Armando Casado de Araújo	—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2013, the aggregate amount of our outstanding capital stock was R$31,305 million, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436,883 outstanding class “B” preferred shares. This represented 80.4%, 0.01% and 19.6% of our aggregate outstanding capital stock respectively.

As of December 31, 2012, the aggregate amount of our outstanding capital stock was R$31,305 million, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436,883 outstanding class “B” preferred shares. This represented 80.4%, 0.01% and 19.6% of our aggregate outstanding capital stock respectively.

As of December 31, 2013, we had 20,586 beneficial and 15 registered holders of ADSs representing common shares and 7,492 beneficial and 8 registered holders of ADSs representing preferred shares.

As of December 31, 2012, we had 42,486 beneficial and 9 registered holders of ADSs representing common shares and 22,030 beneficial and 6 registered holders of ADSs representing preferred shares.

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2013 and December 31, 2012:

As of December 31, 2013

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	591.968.382	54.46%			2,252	0.00%	591,970,634	43.76%
BNDES Participações S.A.	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
FGO	223,455,547	20.56%	146,920	100.00%	219,730,858	82.78%	443,333,325	32.78%
Others	222,712,163	20.49%	86,076	58.59%	200,206,897	75.43%	423,005,136	31.27%
Under BM&FBOVESPA Custody	69,825,287	6.42%	86,075	58.59%	95,058,408	35.81%	164,969,770	12.20%
Resident	87,086,451	8.01%	1	0.00%	84,075,677	31.67%	171,162,129	12.65%
Non Resident	65,800,425	6.05%			21,072,812	7.94%	86,873,237	6.42%
J.P. Morgan Chase Bank
Others	715,409	0.07%	60,817	41.39%	19,519,959	7.35%	20,296,185	1.50%
Resident	27,975	0.00%	27	0.02%	4,002	0.00%	32,004	0.00%

Non Resident
	1,087,050,297		146,920		265,436,883		1,352,634,100

Total	591.968.382	54.46%			2,252	0.00%	591,970,634	43.76%

As of December 31, 2012

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	591,968,382	54.46%			2,252	0.00%	591,970,634	43.76%
BNDES Participações S.A.	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	76,338,832	7.02%			18,262,671	6.88%	94,601,503	6.99%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
FGO					468,600	0.18%	468,600	0.03%
Others	221,661,979	20.39%	146,920	100.00%	219,262,258	82.60%	441,071,157	32.61%
Under BM&FBOVESPA Custody	221,423,953	20.37%	85,508	58.20%	212,496,289	80.05%	386,456,775	28.57%
Resident	62,118,451	5.71%	85,507	58.20%	90,872,349	34.24%	137,875,099	10.19%
Non Resident	91,394,577	8.41%	1	0.00%	95,637,799	36.03%	154,684,610	11.44%
J.P. Morgan Chase Bank	67,910,925	6.25%			25,986,141	9.79%	93,897,066	6.94%
Others	238,026	0.02%	18,580	12.65%	6,765,969	2.55%	7,022,575	0.52%
Resident	210,297	0.02%	18,553	12.63%	6,761,967	2.55%	6,990,817	0.52%
Non Resident	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Total	1,087,050,297		146,920		265,436,883		1,352,634,100

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

For further information see note 46 of the consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 3.A, Selected Financial Data” and “Item 18, Consolidated Financial Statements.”

Litigation

We are a defendant in numerous legal proceedings involving civil, tax, labor, corporate and environmental issues arising from the normal course of our business. Based on advice from our external legal advisors and our management’s best estimates, we have classified the potential outflow of future economic benefit.

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Contingent liabilities are not recognized in the financial statements but are, where relevant, disclosed unless the possibility of an outflow of economic resources is considered remote.

For more detailed information about Litigation, please refer to note 31 to our audited consolidated financial statements as of December 31, 2013.

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

The following table sets out our dividends for the periods indicated:

	Year
	2013	2012	2011
Common Shares (ELET 3)	0.40	0.40	0.58
Class A Preferred Shares (ELET 5)	2.18	2.18	2.17
Class B Preferred Shares (ELET 6)	1.63	1.63	1.63

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

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2009	38.75	24.07	1.102
2010	42.00	21.00	1.141
2011	25.40	15.35	1.087
2012	19.36	6.16	2.052
2013	8.10	4.41	2.510

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2011	24.68	22.13	1.229
Second Quarter 2011	25.40	20.34	1.141
Third Quarter 2011	20.86	15.75	1.068
Fourth Quarter 2011	18.32	15.35	0.935
First Quarter 2012	19.36	17.13	0.852
Second Quarter 2012	17.38	12.70	2.898
Third Quarter 2012	15.94	11.70	1.611
Fourth Quarter 2012	12.22	6.16	2.896
First Quarter 2013	8.10	6.13	2.330
Second Quarter 2013	6.95	4.54	2.716
Third Quarter 2013	6.34	4.41	2.615
Fourth Quarter 2013	7.55	5.69	2.365

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2013	5.75	4.54	2.418
July 2013	4.96	4.41	1.913
August 2013	5.05	4.45	2.900
September 2013	6.34	5.20	3.053
October 2013	7.55	6.38	2.273
November 2013	6.75	5.81	2.796
December 2013	6.05	5.69	2.047
January 2014	6.09	5.13	2.497
February 2014	5.14	4.57	2.038
March 2014	6.60	4.63	3.040
April 2014 (through April 28, 2014)	7.92	6.75	3.110

Source: São Paulo Stock Exchange.

In the United States, our common shares trade in the form of ADSs. The following table sets forth the reported high and low closing sale prices for our ADSs representing common shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (common shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2013	2.70	2.02	1.008
July 2013	2.21	1.49	0.685
August 2013	2.19	1.92	1.162
September 2013	2.89	2.26	1.275
October 2013	3.45	2.80	1.031
November 2013	3.05	2.53	1.113
December 2013	2.67	2.40	1.163
January 2014	2.57	2.12	0.932
February 2014	2.19	1.98	1.404
March 2014	2.84	1.99	1.569
April 2014 (through April 28, 2014)	3.56	2.95	1.959

Source: New York Stock Exchange.

Offer and Listing Details – Preferred Shares

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2009	33.90	22.30	1.000
2010	35.19	24.67	0.790
2011	31.46	20.34	0.736
2012	27.49	7.30	1.724
2013	13.70	8.03	2.013

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2011	30.62	26.73	0.943
Second Quarter 2011	31.46	25.97	0.627
Third Quarter 2011	26.16	20.34	0.702
Fourth Quarter 2011	26.98	20.82	0.685
First Quarter 2012	27.49	23.31	0.694
Second Quarter 2012	24.09	17.31	2.314
Third Quarter 2012	21.2	17.74	1.064
Fourth Quarter 2012	18.25	7.30	2.891
First Quarter 2013	13.70	9.69	1.961
Second Quarter 2013	12.75	8.03	2.620
Third Quarter 2013	10.47	8.11	1.873
Fourth Quarter 2013	12.00	9.88	1.587

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2013	10.25	8.28	2.400
July 2013	9.73	8.32	1.693
August 2013	9.25	8.11	1.953
September 2013	10.45	9.35	1.977
October 2013	12.00	10.69	1.741
November 2013	11.6	10.20	1.605
December 2013	10.36	9.88	1.381
January 2014	10.22	8.90	2.260
February 2014	9.48	8.50	1.492
March 2014	10.88	8.57	1.963
April 2014 (through April 28, 2014)	12.28	10.87	2.194

Source: São Paulo Stock Exchange.

In the United States, our Class B preferred shares trade in the form of ADSs. The following table sets forth the reported high and low closing sale prices for our ADSs representing Class B preferred shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (Class B preferred shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2013	4.88	3.70	0.270
July 2013	4.41	3.77	0.166
August 2013	4.06	3.59	0.148
September 2013	4.82	4.07	0.258

	U.S.$ per ADS (Class B preferred shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
October 2013	5.65	4.86	0.124
November 2013	5.23	4.49	0.133
December 2013	4.56	4.26	0.121
January 2014	4.35	3.78	0.186
February 2014	4.05	3.64	0.283
March 2014	4.70	3.69	0.364
April 2014 (through April 28, 2014)	5.49	4.71	0.375

Source: New York Stock Exchange.

We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the BM&FBOVESPA.

As a result, as of December 31, 2013, our capital stock was comprised of a total of 1,352,634,100 shares, of which 1,087,050,297 are common shares, 146,920 are class “A” preferred shares and 265,436,883 are class “B” preferred shares.

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

Under the regulations issued by the Resolution No. 2,689 issued by the National Monetary Council, foreign investors seeking to trade directly on a Brazilian stock exchange or on an organized over-the-counter market must meet the following requirements:

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the BM&F BOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (the São Paulo Stock Exchange or BM&FBOVESPA). The Rio de Janeiro Stock Exchange trades only Brazilian federal, state and municipal public debt or carries out privatization auctions. Stocks and bonds are traded exclusively on the BM&FBOVESPA. As of December 31, 2013, we had approximately 29,376 record holders.

Our ADRs are listed on the NYSE. As of December 31, 2013, we had 20,586 beneficial and 15 registered holders of ADSs representing common shares and 7,492 beneficial and eight registered holders of ADSs representing preferred shares.

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

To become a Nivel 2 (Level 2) company, in addition to the obligations imposed by applicable law, an issuer must agree, among other things, to: (i) comply with all of the listing requirements for Level 1 companies; (ii) grant tag-along rights for all of its shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares; (iii) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (a) any change of the company into another corporate entity; (b) any merger, consolidation or spin-off of the company; (c) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder; (d) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase; (e) appointment of an expert to ascertain the fair value of the company’s shares in connection with any deregistration and delisting tender offer from Level 2; and (f) any changes to these voting rights, which will prevail as long as the agreement for adhesion to the Level 2 segment with the BM&FBOVESPA is in effect; (iv) have a board of directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent, with a term limited to two years; (v) prepare annual consolidated financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, or IFRS; (vi) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), if it elects to delist from the Level 2 segment; (vii) adhere exclusively to the rules of the BM&FBOVESPA Arbitration Chamber for resolution of disputes between the company and its investors; (viii) cause the Board of Directors to elaborate and disclose a previous and justified opinion in relation to any and all public offers for the acquisition of shares issued by the company analyzing, among other aspects, the impacts of the offer on the company’s and shareholders’ interests, as well as on the liquidity of the shares issued by the company, and containing a final and justified recommendation for the acceptance or rejection of the offer by the shareholders; and (ix) not to include in the company’s by-laws provisions that (a) restrict the number of votes of a shareholder or of a group of shareholders to percentages below 5% (five percent) of the voting shares, except for the cases of denationalization or of limits imposed by the laws and regulations applicable to the company; and, except as otherwise provided by the law or regulations (b) require a qualified quorum for matters that shall be submitted to the general shareholders’ meeting, or (c) restrict the exercise of a favorable vote by shareholders or burden shareholders that vote in favor of a suppression or change of by-laws provisions.

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

History of our Capital Stock

In 2013, our share capital was of R$31,305 million, compared to R$31,305 million in 2012.

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

Board of Directors, Board of Executive Officers and Fiscal Council

Our by-laws provide for a Board of Directors, composed of up to ten members, a Board of Executive Officers, of unlimited membership, and a permanent Fiscal Council, composed of five effective members.

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

Dividends. Historically, dividends paid by a Brazilian company, such as ourselves, including dividends paid to a Non-Resident Holder, were not subject to income tax withholding in Brazil, to the extent that such amounts were related to profits generated as of January 1, 1996.

However, although controversial, the tax authorities recently issued Normative Instruction n. 1,397/2013 (IN 1,397) providing that tax-free dividends should be calculated and paid out based on the generally accepted accounting principles in force in Brazil on December 31, 2007, that is, before the introduction of the new accounting standards in Brazil in convergence to IFRS (Brazilian GAAP). Dividends paid to Non-Resident Holders in excess to the amount calculated under such criteria should be subject to income tax withholding at a rate of 15.0% (general rule) or 25.0% (in case the beneficiary is located in a “Tax Haven” jurisdiction).

In November 2013, Provisional Measure n. 627 (MP 627) was enacted, providing that Brazilian GAAP will only prevail for tax purposes until 2014 (mandatory) or until 2013 (for taxpayers who decide do enact the provisions of MP 627, as of January 1, 2014). As a result of MP 627, two scenarios are possible regarding the distribution of dividends:

(i) taxpayers who chose to recognize the effects of MP 627 for the year of 2014 will not be subject to income tax withholding on the amount of dividends paid in excess to the calculation criteria for the period between 2008 and November 12, 2013, the date that MP 627 was enacted; and,

(ii) taxpayers who chose not to recognize the effects of MP 627 for the year of 2014 will be obliged to withhold and collect the income tax on dividends in excess of the dividends distributed in the period from 2008 until 2014 (pursuant to IN 1,397).

In any case, dividends distributed as of 2015 (for taxpayers who choose not to follow MP 627 as of January 1, 2014) or as of 2014 (for taxpayers who chose to implement MP 627 as of January 1, 2014) shall not be subject to income tax withholding, as MP 627 establishes that the accounting standards in line with IFRS would be also applicable for tax purposes, and, therefore, there will be no difference between the dividends to be distributed for accounting and tax purposes. Accordingly, dividends paid during 2014 (if we do not elect to apply the provisions of MP 627 as of January 1, 2014) to Non-Resident Holders, in excess to those calculated under the Brazilian GAAP, shall be subject to the imposition of income tax withholding at a rate of 15% or 25% (as explained above). On the other hand, starting from 2015 or if we decide to apply the provisions of MP 627 as starting as of January 1, 2014, such taxation shall not be applicable.

Considering the impact of IN 1,397 on the taxation of dividends payments, and other discussions regarding its legality, especially in light of the recent enactment of MP 627, such instruction may be subject to further changes or may be revoked by Brazilian tax authorities.

A Provisional Measure is a presidential act with the power of law enacted under urgent or relevant circumstances and it is effective as of the date of its enactment. Notwithstanding, the Brazilian National Congress must vote it within 60 days or it will lose its effectiveness. If the National Congress does not vote the Provisional Measure within 45 days of its publication, the voting will become urgent and the Congress will be prevented from voting other matters, except those with a constitutional term for voting. The 60-day term may be renewed once, if the Provisional Measure is not voted. If the Provisional Measure is accepted by the National Congress, it becomes a federal law, with legal effects as of the date the Provisional Measure was enacted.

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

(a) Sale of ADS

Gains realized outside Brazil by a Non-Resident Holder on the disposition of ADSs to another Non-Resident Holder should not be subject to Brazilian tax. However, according to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, gains recognized on the disposition of assets located in Brazil by a Non-Resident Holder, whether to other Non-Resident Holders or Brazilian holders, are subject to taxation in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market, considering the general and unclear scope of such provisions, as well as the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil. It is important to note, however, that even if ADSs were considered assets located in Brazil, investors which are resident in non-Tax Haven locations could apply for exemption of capital gain tax according to article 81 of Law No. 8,981/95.

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

(d) Common and Preferred shares negotiated in Brazil

Capital gains realized by Non-Resident Holder on the disposition of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	are subject to the withholding income tax at a zero percent rate, when realized by a Non-Resident Holder that (a) has registered its investment in Brazil before the Central Bank. (a Registered Holder under the regulations of Resolution 2,689); and (b) is not resident in a Tax Haven; and

•	are subject to income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder (including a Non-Resident Holder who qualifies under Law 4,131/62) and gains earned by Tax Haven residents that are Registered Holders. In this case, a withholding income tax of 0.005% over the sale price shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which and can be later offset against any income tax due on the capital gain and which will be collected by the Non-Resident Holder’s tax representative in Brazil.

Any other gains realized on the disposition of units that are not carried out on the Brazilian stock exchange:

•	are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not a Tax Haven resident, no matter if a Registered Holder or not; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven resident, no matter if a Registered Holder or not.

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

Payments of interest on own capital in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or Non-Resident Residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of shareholders domiciled in a Tax Haven and shall be deductible by us as long as the payment of a distribution of interest is approved by our shareholders. Although controversial, the Brazilian tax authorities have adopted the understanding that interest on shareholders’ equity should be calculated and paid out based on the generally accepted accounting principles in force in Brazil on December 31, 2007, that is, before the introduction of the new accounting standards in Brazil in convergence to IFRS (Brazilian GAAP). See “Income Tax - Dividends” above.

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

The conversion of shares into ADRs or shares into ADSs was not taxable before November 17, 2009. Following the enactment of Decree No. 7,011 of November 18, 2009, these transactions started to be taxed by the IOF/Bonds Tax at the rate of 1.5% over the transaction value (obtained by multiplying the number of shares/units converted by its closing price at the day before the conversion, or, in the case no negotiation was made on that day, by the last closing price available). However, in view of a recent change in the applicable legislation, starting as of December 24, 2013, the rate was reduced to 0%.

Other Relevant Brazilian Taxes

Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of our shares or ADSs.

Registered Capital. The amount of an investment in shares held by a Non-Brazilian Holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the commercial market rate. The registered capital for preferred or common shares purchased in the form of ADSs or purchased in Brazil, and deposited with the depositary in exchange for ADSs will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for shares that are withdrawn upon surrender of ADSs, as applicable, will be the U.S. dollar equivalent of the average price of preferred or common shares, as applicable, on a Brazilian stock exchange on which the greatest number of such shares, as applicable, was sold on the day of withdrawal. If no preferred or common shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of such shares, as applicable, was sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred or common shares, as applicable, is determined on the basis of the average commercial market rate quoted by the Central Bank on such date or, if the average price of such shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the shares.

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

This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion applies only to U.S. Holders who hold our shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	financial institutions or insurance companies;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	real estate investments trusts, regulated investment companies, partnership or grantor trusts;

•	investors whose functional currency is not the United States dollar;

•	United States expatriates;

•	holders that hold our shares or ADSs as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our shares or ADSs.

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

Distributions on Shares or ADSs

The gross amount of distributions made to you of cash or property with respect to your shares or ADSs, before reduction for any Brazilian taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to applicable limitations, including holding period limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders of ADSs in taxable years beginning before January 1, 2013, are taxable at a maximum rate of 15.0% and dividends paid to non-corporate U.S. Holders of ADSs in later taxable years will be taxable at a maximum rate of 20.0%. U.S. Holders, in particular U.S. Holders of shares, should consult their own tax advisors regarding the implications of this legislation in their particular circumstances.

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

If a Brazilian tax is withheld on the sale or other disposition of a share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. Consequently, in the case of a disposition of a share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or share, as the case may be, that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against United States federal income tax payable on other income from non-U.S. sources in the appropriate income category. Alternatively, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any non-U.S. taxes paid during the taxable year.

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

If we are treated as a PFIC for any taxable year during which you are a U.S. Holder, various adverse consequences could apply to you. Neither gains nor dividends would be subject to the reduced tax rates discussed above that are applicable in certain situations. Rather, gain recognized by you on a sale or other disposition of the shares or ADSs would be allocated ratably over your period for the shares or ADSs. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on such tax as if it had not been paid from the original due date for your tax return for such year. Further, any distribution in respect of shares or ADSs in excess of 125 percent of the average of the annual distributions on shares or ADSs received by you during the preceding three years or, if shorter, your holding period would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. In any case, you would be subject to additional U.S. tax form filing requirements.

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

Recent legislation has introduced new reporting requirements for certain U.S. Holders. The penalty for failing to comply with these, or existing, reporting requirements can be significant. You should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of their ownership or disposition of ADSs or shares in light of your particular circumstances.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and members of our Board of Directors and Board of Executive Officers and our principal shareholders are exempt from reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, as a foreign private issuer, we will not be required under the Exchange Act to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also file periodic reports and consolidated financial statements with the CVM, located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil.

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

Interest Rate Risks

Apart from loans in the total amount of R$3,219 million linked to the LIBOR rate and R$203 million linked to the BID rate, we do not have any debt that is directly linked to variable interest rates. As of December 31, 2013, we had R$21,396 million of indebtedness that was indexed to the IGP-M. Variations in interest rates may impact inflation and, accordingly, we are indirectly subject to changes in interest rates that may increase the cost of financing.

As of December 31, 2013, 65.88% of our total indebtedness of R$32,477 million denominated in reais was indexed to the IGP-M or other inflation indices. As a result, our exposure to Brazilian inflation risk was R$21,396 million as of December 31, 2013. Each 1.0% variation in the IGP-M rate or any other inflation index would have an impact of R$214 million on our net income.

Exchange Rate Risks

As of December 31, 2013, approximately 34.2% of our total consolidated indebtedness of R$32,477 was denominated in foreign currencies. Of our 2013 foreign currency denominated indebtedness, R$11,080 billion, or approximately 96.3% was denominated in U.S. dollars.

We have a foreign currency exposure affecting our assets and liabilities due to the loans we provide to Itaipu, whose consolidated financial statements are prepared in U.S. dollars. In order to protect ourselves against fluctuations in the U.S. dollar/real exchange rate, our Board of Executive Officers approved the implementation of a hedging policy in July 2007, which was designed to reduce the exposure to these foreign currency variations through the use of derivative contracts.

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

As a result, our actual exposure to U.S. dollar exchange rate risk was R$11 billion as of December 31, 2013. Each 1.0% variation in the U.S. dollar/Brazilian real exchange rate would have a negative impact of R$107 million on our net income.

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

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR program. From January 1 to December 31, 2013, our depositary bank reimbursed us the amount of U.S.$2.9 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of the year ended December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2013, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992) in “Internal Control – Integrated Framework.” Based on this assessment, our management concluded that, as of December 31, 2013, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were:

1. We did not maintain effective internal controls over financial reporting based on the COSO criteria. In relation to our controls over financial reporting, we did not maintain an effective control environment, specifically internal control deficiencies were not remediated in a timely manner.

2. We did not maintain effective review, monitoring and approval controls over specific enterprise resource planning, or ERP, that could lead to non authorized manual journal entries.

3. We did not maintain effective controls to ensure the completeness/accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes.

4. We did not adequately design and maintain effective controls with respect to the impairment calculation of assets.

5. We did not maintain effective controls to ensure the appropriate review/monitoring related to the preparation of consolidated financial statements and related disclosures, and insufficient headcount of internal accounting personnel.

Notwithstanding management’s assessment that our disclosure controls and procedures were not effective and that there were material weaknesses as identified above, we believe that our consolidated financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

The effectiveness of the internal control over financial reporting, as of December 31, 2013, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report beginning on page F-1 of the consolidated financial statements to this Form 20-F.

Remediation of Material Weakness

In 2013, we hired external consultants to assist us with the tests performed by our management, to remedy material weaknesses and to review internal controls in order to comply with Section 404a of Sarbanes-Oxley, encompassing all the companies included within the scope of the certificate. We highlight that the performance of our management’s tests is independent to that of our external auditor; as such, we have covered a set of internal controls which is broader than those reviewed by our external auditor.

The tests performed by management showed very similar results to the findings of our independent auditor, as shown by the fact that there were no new material weaknesses during the current certification process. In respect of the six material weaknesses reported in our prior Form 20-F (submitted on April, 30, 2013), some of these weaknesses have since been remedied while a part of the weaknesses remain. Despite the fact that these weaknesses relate to the same issues reported in our prior Form 20-F, there has been an improvement in the quality of our control environment relating to these weaknesses.

In order to remedy the material weakness related to a significant number of control deficiencies, Eletrobras has highlighted to its subsidiaries the importance of appointing managers to oversee internal controls in its business areas, and has established targets for the managers of such areas. We have also provided courses on corporate governance, risks and monitoring of internal controls aimed at further reducing the deficiencies and established strategic plans to remedy these deficiencies. We are undertaking plans to remedy these deficiencies.

With respect to remedies for the material weakness related to controls over the evaluation, monitoring and approval controls over specific ERP that could lead to non authorized manual journal entries, management believes that the creation of specific workflows will reduce this material weakness in relation to period end financial reporting. For the 2014 financial year, we will engage our IT department to assess the efficiency of these internal accounting controls.

Regarding the remediation of the material weakness related to the completeness and accuracy of judicial deposits and proceedings, which includes the periodic review and updating of those deposits and proceedings and related possible losses, we improved our previous target to more frequently monitor the activities of our legal and accounting department and the legal and accounting department of our subsidiaries which have shown this material weakness in order to have new indicators which will detect any potential errors in our financial statements.

Regarding the remediation of material weakness related to adequate design and operating controls with respect to the review process related to the calculation of impairment, management believes it promptly identified the necessary adjustments and strictly followed application of Law No. 12,783/13. Management has also set up a strategic plan to ensure that the revisions made to the impairment calculation of assets are implemented in Eletrobras’ financial statements as of and for the three-month period ended March 31, 2014. We are taking all necessary steps to eliminate this material weakness.

In order to remedy the material weakness relating to the internal controls and supervision of the preparation of our IFRS consolidated financial statements and disclosures, and the lack of internal accounting staff, we will restructure the procedures relating to the preparation of our financial statements by means of reassessing the need to hire further accounting staff for the Eletrobras companies affected by this material weakness. This will also include (i) improving our operational performance, (ii) improving our human resources management and (iii) making efficient and standardized use of information technology.

During 2013, we have successfully remediated the material weakness regarding private pension plans. We have improved our monitoring and review process, which incorporated more effective and robust procedures. These controls procedures include mainly: (1) implementation of additional monitoring controls; (2) implementation of review controls of actuary reports by appointed benefits managers, on a timely basis, and; (3) implementation of standard policy and procedures manual regarding the actuarial assumptions for all group companies.

Also we remediated the material weakness relating to our internal controls system through the implementation of monitoring and review controls regulating the access to our integrated management systems (ERP). In addition, we have implemented GRC Access Control tools. We have also implemented effective corporate risk management controls, monitoring variations in materiality thresholds as well as monitoring prioritized risks. Further, we have implemented our corporate risk policy in our subsidiaries.

(c) Changes in Internal Control over Financial Reporting

Other than as set forth above, there have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2013. Nevertheless, the following items were deemed material weaknesses for the year ended December 31, 2012, but they have been remediated as of December 31, 2013.

(d) Attestation Report of the Independent Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated April 30, 2014, on the effectiveness of the internal control over financial reporting as of December 31, 2013, see “Item 18, Financial Statements.”

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

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all our employees, including our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to directors and other officers. We have posted this code of ethics on our website at: [http://www.eletrobras.com/elb/data/Pages/ LUMISB877EC49ENIE.htm.] Copies of our code of ethics may be obtained by writing to us at the address set forth on the front cover of this Form 20-F. We have not granted any implicit or explicit waivers from any provision of our code of ethics since its adoption.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided to Eletrobras by PricewaterhouseCoopers Auditores Independentes, during the fiscal years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
	(R$)
Audit Fees	10,887,340.00	9,356,316.00	7,860,000.00
Audit-Related Fees	—	—	230,000.00
Tax Fees	—	—	—
All Other Fees	—	—	—

Total	10,887,340.00	9,356,316.00	8,090,000.00

Audit Fees

Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes, in connection with the audit of our annual consolidated financial statements and internal controls, interim reviews of our quarterly financial information comfort letters, procedures related to the audit of income tax provisions in connection with the audit and the review of our consolidated financial statements.

Audit-Related Fees

Audit-related fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal year ended December 31, 2011 which related to a report in connection with a certification of sustainability

Tax Fees

No tax fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2013, 2012 and 2011.

All Other Fees

No other fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2013, 2012 and 2011.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG Auditores Independentes (“KPMG”) will replace PricewaterhouseCoopers Auditores Independentes (“PwC”) as our independent public accountants and will audit our financial statements for the fiscal years starting January 1, 2014. The change in auditors is being made pursuant to a regulation of the CVM that limits the consecutive terms that certain service providers may serve. Because of the limitations set forth in this law, we did not seek to renew PwC’s contract when it expired and PwC did not attempt to stand for reelection. The replacement of PwC by KPMG was approved by our Board of Directors and Fiscal Council. PwC was engaged as our auditor until the filing of this Form 20-F with the Securities and Exchange Commission (the “Commission”) on April 30, 2014.

PwC’s reports on our consolidated financial statements for the fiscal years ended December 31, 2013 and 2012 did not contain any adverse opinion or a disclaimer of opinion, nor were those reports qualified or modified as to uncertainty, audit scope or accounting principles; however PwC did express an opinion that we did not maintain effective internal control over financial reporting as of December 31, 2013 and 2012, because of the material weaknesses in internal control over financial reporting as described below.

During our two most recent fiscal years ended December 31, 2013 and 2012 there were no disagreements with PwC on any matters of accounting principles and practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of PwC, would have caused it to make reference to the disagreement in connection with its reports on our financial statements.

Except for the six material weaknesses in our internal controls over financial reporting as described by us in Item 15 of the our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the Commission on May 1, 2013 (the “2012 Form 20-F”), there were no “reportable events,” as that term is defined in Item 16F(a)(1)(v) of Form 20-F. The material weaknesses in internal controls over financial reporting identified in the 2012 Form 20-F related to the following: (i) we did not adequately implement and maintain effective information technology controls, including those related to segregation of duties, security and monitoring access to our financial application programs and data segregation of duties, security and monitoring access to its financial application programs and data; (ii) lack of effective review, monitoring and approval processes relating to the recording of recurring and non-recurring journal entries; (iii) lack of effective controls to ensure the completeness/accuracy of the judicial deposits and legal lawsuits, including periodic reviews/updates of them and the expected losses for accrual purposes; (iv) lack of effective controls to ensure the completeness/accuracy or the review/monitoring of the post-retirement benefits plans (pension plans) sponsored by us; (v) lack of effective controls with respect to the impairment calculation of assets, specifically, there is no evidence of the analysis of financial information that was used for the impairment calculation of assets; and (vi) lack of effective controls to ensure the appropriate review/monitoring related to the preparation of financial statements and related disclosures, and insufficient headcount of internal accounting personnel. Because of these weaknesses, our management concluded, as reported in the 2012 Form 20-F, that we did not maintain effective internal control over financial reporting as of December 31, 2012. PwC, in its attestation report in the 2012 Form 20-F also reported that, in its opinion, we did not maintain in all material respects, effective internal controls over financial reporting as of December 31, 2012.

As indicated in our Annual Report on Form 20-F for the year ended December 31, 2013 as filed with the Commission on April 30, 2014, we remediated the material weakness relating to the lack of effective controls to ensure the completeness/accuracy or the review/monitoring of the post-retirement benefits plans (pension plans) sponsored by us. The remaining five items continued to represent material weaknesses at December 31, 2013. Because of these weaknesses, our management concluded, as reported in the 2013 Form 20-F, that we did not maintain effective internal control over financial reporting as of December 31, 2013. PwC, in its attestation report in the 2013 Form 20-F also reported that, in its opinion, we did not maintain in all material respects, effective internal control over financial reporting as of December 31, 2013. Our Board of Directors and Fiscal Council have discussed these matters with PwC, and we authorized PwC to respond fully to any inquiries by KPMG.

We have provided PwC with a copy of the foregoing disclosure, and have requested that it furnish us with a letter addressed to the Commission stating whether or not it agrees with such disclosure. We are including as Exhibit 15.2 to this Form 20-F a copy of the letter from PWC as required by Item 16F(a)(3) of Form 20-F.

During the fiscal years ended December 31, 2013 and December 31, 2012, we did not consult with KPMG regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by KPMG on our financial statements. Further, KPMG did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or “reportable event” or any other matter as defined in Item 16F(a)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 9.C, Markets – Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

2.1	Amended and Restated Deposit Agreement dated October 18, 2002 between Centrais Elétricas Brasileiras S.A. – Eletrobras and J.P. Morgan Chase Bank, N.A., incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

2.2	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.2	By-Laws of Centrais Elétricas Brasileiras S.A. – Eletrobras (English translation), dated December 23, 2011.

4.1	Itaipu treaty signed by Brazil and Paraguay – Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. – Eletrobras.

15.2	Auditor’s Letter Regarding Change in External Auditor.

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

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2013, 2012 and 2011

Report of independent registered

public accounting firm

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A. - Eletrobras

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders’s equity and of cash flows present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. - Eletrobras and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because material weaknesses in internal control over financial reporting existed as of that date, related to the following (i) a significant number of internal control deficiencies were not remediated in a timely manner; (ii) lack of effective monitoring and approval controls over specific ERP (Enterprise Resource Planning) transactions that could lead to non-authorized manual journal entries; (iii) lack of effective controls to ensure the completeness and accuracy of the judicial deposits and legal lawsuits, including periodic reviews and updates of them and the expected losses for accrual purposes; (iv) lack of effective controls with respect to the review process of the impairment calculation of assets,; and (v) lack of effective controls to ensure the appropriate review and monitoring related to the consolidation process related to the preparation of financial statements and related disclosures, and insufficient headcount of internal accounting personnel.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2013 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included

Centrais Elétricas Brasileiras S.A. - Eletrobras

examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As disclosed in Note 15 to the financial statements the operations of the subsidiaries of the distribution segment and the subsidiary Companhia de Geração Térmica de Energia Elétrica and the associated generation and transmission companies Norte Energia S.A., Madeira Energia S.A., Interligação Elétrica do Madeira S.A., Manaus Transmissora de Energia S.A. and Norte Brasil Transmissora de Energia S.A. depends on the financial support by the Company due to recurring losses and net capital deficiency in the case of the distribution companies and the subsidiary and in the case of the associates aforementioned it is due to the resources necessary for continuity and conclusion of the projects currently in progress. In addition, the realization of the loans receivable from CEMAT depends on the success of the judicial recovery plan and the results of the intervention, as well as negotiating new terms with creditors. Our opinion is not qualified in respect of these matters.

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

Centrais Elétricas Brasileiras S.A. - Eletrobras

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We do not express an opinion or any other form of assurance on management’s statement referring to remediation of the material weaknesses included under Management’s Annual Report on Internal Control Over Financial Reporting.

Rio de Janeiro, April 30, 2014

PricewaterhouseCoopers

Auditores Independentes

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEET FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012 JANUARY 1ST, 2012

In thousand of Reais

ASSETS	NOTE	12/31/2013	12/31/2012 Restated see note 3.1	01/01/2012 Restated see note 3.1

CURRENT
Cash and cash equivalents	5	3,597,583	2,501,515	3,109,844
Restricted cash	5	879,801	3,509,323	3,034,638
Marketable securities	6	6,095,908	6,352,791	11,031,953
Accounts receivable	7	3,587,282	4,082,695	4,069,402
Financial assets - Concessions and Itaipu	17	1,168,002	318,293	1,271,365
Loans and financing	9	2,838,503	2,611,830	2,622,304
Fuel consumption account - CCC	25	1,275,334	1,240,811	1,184,936
Equity interest remuneration	10	268,060	167,197	215,823
Recoverable taxes	11	839,767	1,498,726	999,405
Income tax and social contribution	11	1,940,005	1,227,005	898,788
Reimbursement rights	12	10,910,073	7,302,160	3,498,606
Inventories		614,607	446,157	350,572
Nuclear Fuel inventory	13	343,730	360,751	388,663
Indemnifications - Law 12,783/2013	8	3,476,495	8,882,836	—
Derivative financial instruments	44	108,339	249,265	191,919
Other receivables		1,136,345	1,118,481	1,099,953

TOTAL CURRENT ASSETS		39,079,834	41,869,836	33,968,171

NON-CURRENT
LONG TERM
Reimbursement rights	12	1,669,583	901,029	500,333
Loans and financing	9	12,335,838	12,932,963	12,993,679
Accounts receivable	7	1,310,821	1,256,685	1,295,180
Marketable securities	6	192,580	400,370	385,966
Nuclear fuel inventory	13	507,488	481,495	435,633
Recoverable taxes	11	1,990,527	1,737,406	2,293,344
Income tax and social contribution	11	3,010,574	4,854,337	3,059,529
Guarantees and restricted deposits		2,877,516	2,691,114	2,105,335
Fuel consumption account - CCC	25	16,275	521,097	727,136
Financial asset - Concessions and Itaipu	17	23,704,037	22,915,696	26,881,123
Derivative financial instruments	44	107,816	223,099	185,031
Advances for future capital increase	14	490,429	70,423	4,000
Indemnifications - Law 12,783/2013	8	2,019,684	5,554,435	—
Other receivables		830,309	647,682	604,731

		51,063,477	55,187,831	51,471,020

INVESTMENTS	15	17,414,994	14,677,150	11,124,380

FIXED ASSETS	16	30,038,514	29,494,833	41,552,365

INTANGIBLE ASSETS	18	788,582	1,204,563	1,287,880

TOTAL OF NON-CURRENT ASSETS		99,305,567	100,564,377	105,435,645

TOTAL ASSETS		138,385,401	142,434,213	139,403,816

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEET FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012 AND JANUARY 1, 2012

In thousand of Reais

LIABILITIES AND EQUITY	NOTE	12/31/2013	12/31/2012 Restated see note 3.1	01/01/2012 Restated see note 3.1

CURRENT
Loans and financing	22	1,969,765	1,337,279	1,637,864
Debentures	23	12,804	1,305	—
Financial liability	17	—	787,115	—
Compulsory loan	24	7,935	12,298	16,331
Suppliers	20	7,740,578	6,423,074	5,487,947
Advances from clients	21	511,582	469,892	413,041
Taxes payable	26	839,426	814,422	819,776
Income tax and social contribution	26	15,262	313,888	130,409
Fuel consumption account - CCC	25	941,285	1,369,201	3,079,796
Shareholder’s compensation	28	528,204	3,952,268	4,350,509
Accounts payable to Brazilian federal treasury	29	39,494	131,047	109,050
Estimated liabilities		1,288,713	1,173,678	772,880
Reimbursement obligations	12	8,377,400	5,988,698	1,955,966
Post-employment benefits	30	265,082	127,993	446,366
Provision for contingencies	31	23,654	28,695	30,827
Regulatory fees	27	714,862	654,230	625,069
Leasing	22	181,596	162,929	142,997
Concessions payable - use of public asset	33	3,567	1,870	—
Derivative financial instruments	44	225,423	185,031	261,489
Other payables		2,011,257	1,399,559	849,860

TOTAL CURRENT LIABILITIES		25,697,889	25,334,472	21,130,177

NON-CURRENT
Loans and financing	22	30,506,522	25,292,871	22,377,889
Accounts payable to Brazilian federal treasury	29	—	37,072	155,676
Suppliers	20	791,293	—	—
Debentures	23	205,878	68,015	—
Advance from clients	21	776,252	830,234	879,452
Compulsory Loan	24	358,905	321,894	211,554
Asset decomission obligation	32	1,136,342	988,490	408,712
Operational provision		1,061,490	1,005,908	843,029
Fuel consumption account - CCC	25	455,455	2,401,069	954,013
Provision for contingencies	31	5,695,104	5,100,389	4,441,168
Post-employment benefits	30	1,218,688	2,774,791	985,185
Onerous contracts	35	3,244,335	5,155,524	96,204
Reimbursement obligations	12	2,317,708	1,801,059	1,475,262
Leasing	22	1,891,628	1,860,104	1,775,544
Stockholder’s compensation	28	—	—	3,143,222
Concessions payable - use of public asset	33	60,904	71,180	63,430
Advances for future capital increase	34	174,570	161,308	171,135
Derivative financial instruments	44	232,226	291,252	185,031
Regulatory fees	27	375,982	428,383	392,134
Taxes payable	26	892,950	620,397	1,081,873
Income tax and social contribution	26	533,713	598,750	572,425
Other payables		68,659	10,458	844,533

TOTAL NON-CURRENT LIABILITIES		51,998,604	49,819,148	41,057,471

EQUITY
Capital stock	37	31,305,331	31,305,331	31,305,331
Capital reserves	37	26,048,342	26,048,342	26,048,342
Profit reserves	37	4,334,565	11,361,225	19,095,822
Equity valuation adjustments		68,368	208,672	220,915
Proposed additional dividend		433,962	433,962	706,018
Other comprehensive income		(1,696,858)	(2,273,587)	(532,919)
Non-controlling interest		195,198	196,648	372,659

TOTAL EQUITY		60,688,908	67,280,593	77,216,168

TOTAL LIABILITIES AND EQUITY		138,385,401	142,434,213	139,403,816

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

( in thousand of Reais )

	NOTE	12/31/2013		12/31/2012 Restated see note 3.1		12/31/2011 *

NET OPERATING REVENUE	39		23,835,644		28,014,296		29,211,486

OPERATING EXPENSES

Personnel, supplies and services	41		9,244,586		7,670,823		7,670,716
Energy purchased for resale	42		5,515,206		4,863,288		3,386,289
Charges upon use of electric network	42		1,560,883		1,586,809		1,420,934
Construction - Distribution			1,013,684		1,345,519		711,740
Construction - Transmission			1,797,324		1,960,474		3,567,868
Construction - Generation			736,855		—		—
Fuel to produce electricity			1,492,368		693,751		162,673
Remuneration and indemnity			405,809		667,923		1,328,994
Depreciation			1,285,351		1,528,692		1,549,988
Amortization			215,189		160,269		173,897
Donations and contributions			332,031		379,002		289,964
Operating provisions	43		3,258,205		4,971,221		2,848,749
Voluntary Redundancy Plan	30		256,860		—		—
Others			2,089,704		1,814,116		2,278,090

			29,204,055		27,641,887		25,389,902

OPERATING RESULT BEFORE FINANCIAL RESULT			(5,368,411)		372,409		3,821,584

FINANCIAL RESULT

Financial Revenue
Revenue from interest, commissions and fees			1,146,055		1,172,031		757,450
Revenue from financial investments			556,469		1,565,875		1,664,517
Interest and penalty charges over electricity receivables			305,404		230,597		359,208
Monetary restatements			454,634		720,816		652,949
Exchange variation gains			539,059		460,559		669,731
Remuneration for indemnifications - Law 12,783/13			441,024		211,532		—
Other financial revenue			269,666		297,411		158,471

Financial Expenses
Debt charges			(2,031,402)		(1,420,938)		(1,708,670)
Lease charges			(379,771)		(412,152)		(350,861)
Charges on shareholder’s funds			(189,967)		(502,178)		(1,178,989)
Exchange variation loss			(238,938)		—		—
Other financial expenses			(606,287)		(639,078)		(789,353)

			265,946		1,684,475		234,453

INCOME BEFORE EQUITY			(5,102,465)		2,056,884		4,056,037

EQUITY RESULTS	40		177,768		612,202		482,785

INCOME BEFORE EFFECTS OF LAW 12,783/2013			(4,924,697)		2,669,086		4,538,822

Effects - Law 12,783/2013	2		—		(10,085,380)		—

OPERATING RESULTS AFTER LAW 12,783/2013			(4,924,697)		(7,416,294)		4,538,822

Income Tax and Social Contribution	26		(60,424)		(67,871)		(1,196,317)
Income Tax and Social Contribution Deferred	26		(1,306,254)		558,513		419,514

NET INCOME (LOSS) FOR THE YEAR			(6,291,375)		(6,925,652)		3,762,019

Amount attributed to controlling shareholders			(6,286,663)		(6,878,916)		3,732,565
Amount attributed to non-controlling shareholders			(4,712)		(46,736)		29,454

EARNINGS (LOSS) PER SHARE	38	(R$	4.65)	(R$	5.12)	R$	2.60

*	We have not restated data for 2011 to reflect the application of IFRS 11.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A – ELETROBRAS

STATEMENT OF STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED IN DECEMBER 2013 AND 2012

(In thousand of Reais)

	CAPITAL	CAPITAL RESERVES	LEGAL RESERVE	STATUTORY RESERVE	ADDITIONAL DIVIDENDS	EQUITY VALUATION ADJUST- MENTS EFFECTS	RETAINED EARNINGS /ACCUMU- LATED LOSSES	OTHER COMPRE- HENSIVE INCOME	STOCK- HOLDER’S EQUITY PARENT	STOCK- HOLDER’S EQUITY NON- CONTROLLING INTEREST	CONSOLI- DATED STOCK- HOLDER’S EQUITY
On January 1, 2012	31,305,331	26,048,342	2,233,017	16,862,805	706,018	220,915	—	(532,919)	76,843,509	372,659	77,216,168

Additional dividends					(706,018)				(706,018)		(706,018)
Accumulated conversion adjustments								11,780	11,780		11,780
Post-employment benefit adjustments								(520,677)	(520,677)		(520,677)
Fair value of available-for-sale financial instruments								(197,844)	(197,844)		(197,844)
Deferred income tax and social contribution over other comprehensive income								896,712	896,712		896,712
Adjustment of subsidiaries / associates								(1,930,639)	(1,930,639)	(129,276)	(2,059,915)
Equity valuation adjustments						(12,243)	12,243		—		—
Statutory reserves releases				(855,681)			855,681		—		—
Net income (loss)							(6,878,916)		(6,878,916)	(46,735)	(6,925,651)
Dividends proposal							(433,962)		(433,962)		(433,962)
Approval of additional dividend by Annual General Meeting					433,962		(433,962)		—		—
Statutory reserves losses				(6,878,916)			6,878,916		—		—

On December 31, 2012	31,305,331	26,048,342	2,233,017	9,128,208	433,962	208,672	—	(2,273,587)	67,083,945	196,648	67,280,593

Additional dividends					(433,962)				(433,962)		(433,962)
Accumulated conversion adjustments								38,889	38,889		38,889
Post-employment benefit adjustments								609,151	609,151		609,151
Fair value of available-for-sale financial instruments								(180,080)	(180,080)		(180,080)
Deferred income tax and social contribution over other comprehensive income								(277,069)	(277,069)		(277,069)
Adjustment of subsidiaries / associates								398,028	398,028	3,262	401,290
Derivative financial instruments - Hedge								(12,190)	(12,190)		(12,190)
Equity valuation adjustments						(140,304)	127,927		(12,377)		(12,377)
Statutory reserves releases				(739,997)			739,997		—		—
Net income (loss)							(6,286,663)		(6,286,663)	(4,712)	(6,291,375)
Dividends proposal							(433,962)		(433,962)		(433,962)
Approval of additional dividend by Annual General Meeting					433,962		(433,962)		—		—
Statutory reserves losses				(6,286,663)			6,286,663		—		—

On December 31, 2013	31,305,331	26,048,342	2,233,017	2,101,548	433,962	68,368	—	(1,696,858)	60,493,710	195,198	60,688,908

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED IN DECEMBER 2013 AND 2012

(In thousand of Reais)

	Year ended on
	12/31/2013	31/12/2012 Restated see note 3.1	12/31/2011 *
Net income (loss) for the year

Other comprehensive income
Accumulated conversion adjustments	38,909	11,780	15,878
Actuarial gains and losses	1,362,551	(2,370,677)	(280,256)
Deferred income tax and social contribution	(463,267)	806,030	95,287
Cash flow hedges	(11,987)	—	—
Deferred income tax and social contribution	4,076	—	—
Fair value of financial instruments available for sale	(244,465)	(240,662)	152,385
Deferred income tax and social contribution	83,118	81,825	(51,811)
Comprehensive income of subsidiaries, associated and jointly-controlled entities	(291,211)	(37,818)	(472,745)
Deferred income tax and social contribution	99,005	12,856	155,336

Other comprehensive income (loss) for the year	576,729	(1,736,666)	(385,926)

Total comprehensive income (loss) for the year	576,729	(1,736,666)	(385,926)

Amount attributed to controlling shareholders	(5,709,934)	(8,615,582)	3,346,639
Amount attributed to non-controlling shareholders	(4,712)	(46,736)	29,453

	(5,714,646)	(8,662,318)	3,376,092

*	We have not restated data for 2011 to reflect the application of IFRS 11.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A – ELETROBRAS

STATEMENT OF CASH FLOWS

(In thousand of Reais)

	12/31/2013	12/31/2012 (Restated)	12/31/2011 *
OPERATIONAL ACTIVITIES

Income before income tax and social contribution	(4,924,697)	(7,416,292)	4,538,822

Adjustments to reconcile net income to cash generated by operations:
Depreciation and amortization	1,500,540	1,688,961	1,723,958
Monetary / exchange variations, net	(1,674,124)	(1,512,778)	(1,029,289)
Financial charges	607,438	366,185	774,140
Revenue from financial assets	(552,106)	(2,852,332)	(2,774,166)
Income from equity interests	(177,768)	(612,201)	(482,785)
Effects of Law 12,783/2013	—	10,085,380	—
Provision for unfunded liabilities	—	—	—
Allowance for doubtful accounts	(457,261)	781,864	808,487
Provision for contingencies	1,399,321	579,851	677,998
Provision for impairment	2,428,649	1,058,940	434,538
Provision for onerous contract	(1,924,657)	1,636,137	—
Provision for post-employment benefit plan	256,860	—	172,246
Provision for investment losses	142,622	187,741	91,989
Impairment of financial assets	791,868	—	—
Charges on global reversal reserve	347,949	367,741	403,903
Present value adjustment / market value	94,000	(162,562)	7,954
Non-controlling interest	7,139	70,812	(44,627)
Charges on stockholder’s funds	189,967	502,178	1,178,989
Derivative financial instruments	238,938	(103,863)	124,770
Others	559,372	1,083,216	171,488

	3,778,747	13,165,268	2,239,593

(increase) / decrease in operating assets
Accounts receivable	413,625	(77,127)	(219,230)
Marketable securities	404,758	4,664,758	(4,106,884)
Reimbursement rights	(4,376,467)	(4,204,250)	(1,507,652)
Inventories	(168,450)	(95,585)	214,603
Nuclear fuel inventory	(8,972)	(17,950)	(2,367)
Financial asset - public utility concessions	36,229	(338,966)	(946,673)
Others	(344,793)	(29,041)	251,503

	(4,044,070)	(98,161)	(6,316,700)

(increase) / decrease in operating liabilities
Suppliers	2,686,542	921,479	1,172,337
Advance from clients	(50,655)	(47,733)	(44,466)
Leasing	50,191	104,492	103,509
Estimated liabilities	115,035	400,798	30,793
Reimbursement obligations	2,744,474	4,609,446	1,629,649
Regulatory fees	8,231	65,410	317,452
Others	463,167	(341,173)	111,938

	6,016,985	5,712,720	3,321,212

Cash from operating activities	826,965	11,363,535	3,782,927

Payment of financial charges	(1,305,876)	(870,754)	(1,368,244)
Payment of global reversal reserve charges	(228,144)	(257,580)	(465,318)
Amounts received from allowed annual revenue	674,102	3,614,823	2,315,642
Receivement compensation from the financial asset	9,819,946	—
Amounts received from financial charges	1,141,486	1,162,748	739,709
Payment of income tax and social contribution	(650,161)	(995,246)	(1,132,758)
Amount received from remuneration of investments in equity interest	513,607	632,621	689,370
Additional pension payments	(488,016)	(308,011)
Payments of Legal contingencies	(920,002)	(503,932)	(274,462)
Judicial deposits	(54,552)	(488,279)

Net cash from operating activities	9,329,355	13,349,926	4,286,866

FINANCING ACTIVITIES

Long-term loans and financing	6,050,558	3,243,151	7,273,908
Payment of loans and financing - principal	(2,480,439)	(2,250,865)	(2,258,040)
Payment of shareholders remuneration	(4,189,709)	(4,981,948)	(4,062,839)
Payment of Refinancing of taxes and contributions - principal	(98,522)	(110,755)	(92,375)
Compulsory loan and global reversal reserve	485,594	885,457	1,376,452
Others	154,639	114,220	119,755

Net cash from financing activities	(77,879)	(3,100,740)	2,356,861

INVESTING ACTIVITIES

Long-term loans and financing	(598,577)	(536,879)	(347,796)
Payments of loans and financing	1,999,115	1,068,623	1,123,886
Acquisition of fixed assets	(2,141,137)	(3,737,167)	(8,017,773)
Acquisition of intangible assets	(157,209)	(121,713)	(139,612)
Acquisition of concession assets	(3,413,719)	(3,340,877)	(3,411,497)
Acquisition / capital increase in subsidiary	(3,555,414)	(4,090,940)
Concession of advances for future capital increase	(396,467)	(139,862)
Others	108,000	41,301	(111,317)

Net cash from investing activities	(8,155,408)	(10,857,514)	(10,904,109)

Increase (decrease) in cash and cash equivalents	1,096,068	(608,329)	(4,260,382)

Cash and cash equivalents at the beginning of the year	2,501,515	3,109,844	9,220,169
Cash and cash equivalents at the end of the year	3,597,583	2,501,515	4,959,787

	1,096,068	(608,329)	(4,260,382)

*	We have not restated data for 2011 to reflect the application of IFRS 11.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

Eletrobras

(Public Company)

CNPJ 00.001.180/0001-26

Notes to the financial statements for the years ended December 31, 2013 and 2012

(In thousands of Reais)

NOTE 1 – GENERAL INFORMATION

Centrais Elétricas Brasileiras S.A. (Eletrobras or Company) is a corporation headquartered in Brasília - DF - Setor Commercial Norte, Quadra 4, Bloco B, 100, room 203 - Asa Norte, registered with the Brazilian Securities and Exchange (Comissão de Valores Mobiliários – CVM) and with the Securities and Exchange Commission – SEC, with shares traded in the stock exchanges in São Paulo (BOVESPA) – Brazil, Madrid (LATIBEX) – Spain and New York’s (NYSE) – United States of America stock markets. The company is a mixed capital company controlled by the Federal Government. Its business purpose is studying, projecting, building and operating generating power plants, electricity transmission and distribution lines, as well as conducting the trading transactions arising from these activities. Its purpose is also granting funding, providing guarantees, in Brazil and abroad, to public service electricity companies that are under its shareholding control and in favor of technical-scientific research entities; promoting and supporting research in the electricity sector, especially those connected to the activities of generation, transmission and distribution, as well as to perform studies of watersheds harnessing for multiple purposes; contributing to the education of technical staff required by the Brazilian electricity sector, as well as preparing qualified workers, through specialized courses, which may also provide assistance to schools in the country or scholarships abroad and signing contracts with entities contributing to the training of specialized technical personnel; collaborate technically and administratively with the companies in which it participates as a shareholder and with the Ministry of Mines and Energy in Brazil.

The Company operates as a holding company, managing equity interests, holding direct controlling interests in six electricity generation and/or transmission companies, as listed below:

•	Furnas Centrais Elétricas S.A. - FURNAS;

•	Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE;

•	Companhia Hidro Elétrica do São Francisco - CHESF;

•	ELETROSUL Centrais Elétricas S.A.;

•	Eletrobras Termonuclear S.A. – ELETRONUCLEAR; and

•	Companhia de Geração Térmica de Energia Elétrica - CGTEE.

In addition to holding the controlling equity interest of the companies listed above, the Company holds the direct controlling equity interest of five electric power distributors:

•	Boa Vista Energia S.A. - Boa Vista;

•	Companhia de Eletrecidade do Acre - ELETROACRE;

•	Centrais Elétricas de Rondônia S.A. - CERON;

•	Companhia Energetica de Alagoas - CEAL, and

•	Companhia Energética do Piauí – CEPISA.

The Company, also, holds the controlling equity interest of Amazonas Energia – AmE, which is engaged in generation and distribution (See Note 15) and in Eletrobras Participações S.A. – Eletropar. In addition, it holds an equity interest in Itaipu Binacional – Itaipu (under joint control, as per the International Treaty signed by the Governments of Brazil and Paraguay), of Inambari Geração de Energia S.A. and of Centrales Hidroelectricas de Centroamerica S.A.- CHC and of Rouar S.A., in conjunction with the state-owned Uruguayan company Usinas y Transmissiones Elétricas de Uruguay - UTE.

The Company is the indirect controller or participates as a minority shareholder in several other companies in the electricity generation, transmission and distribution sectors either directly or through its controlled companies. (See Note 15)

The sale of the energy generated is conducted in two distinct market environments. The first market is the regulated market in which electricity for the distribution concessionaries is commercialized. The second market is the free market in which contracts freely negotiated. Law No. 10,848 of March 15, 2004, establishes a distinction between electricity generated by new projects and electricity generated by existing projects. For each category there is a different public bidding procedure to buy and sell this electricity.

The Company may, directly or acting through its subsidiaries or controlled companies, form business consortia or hold equity interests in companies which act in the electricity production, transmission or distribution sector. This may be done with or without capital contributions and the Company may or may not have controlling power. The companies in which the Company makes investments may be abroad or in Brazil and the Company’s interest may be held directly or indirectly.

The Company also is responsible for the management certain funds of the electricity sector, such as the Reserva Global de Reversão - RGR, Conta de Desenvolvimento Energético - CDE, Utilização de Bem Público - UBP and Fuel Consumption Account – CCC. These funds finance Federal Government programs which promote the expansion of the distribution grid and access to electricity, improve street lighting efficiency, offer incentives to alternative sources of energy, improve the conservation of electricity and fund the purchase of fossil fuels which are used in isolated systems of electricity generation. These transactions do not affect the results of the Company, except for the management fee in relation to certain Funds.

The Company also operates as an electricity trading agent for Itaipu Binacional and participates as an agent of the Programa de Incentivo às Fontes Alternativas de Energia Elétrica - Proinfa.

The Board of Directors authorized the issuance of these consolidated financial statements on March 27, 2014.

The new concessions regime established by Law No. 12,783, applies to the Company’s generation and transmission concessions that were renewed. Due to this law, these concessions had their revenue streams reduced. In order to recover the ability to generate cash flow and profitability, the Directors are putting into practice an adjustment plan which consists of increasing revenues and reducing costs. In relation to increasing the Company’s revenue, the Company intends to increase the return on investments made in order to modernize the power generation plants and obtain tariff payments on investments made in existing transmission lines.

In the context of cost reduction, we highlight the Voluntary Redundancy Plan (see note 30.2) affecting 4,055 employees and the restructuring of the corporate, organizational and managerial aspects of Eletrobras’ business model. This plan, coupled with a number of new power plants and transmission lines entering into operation, especially UHE Santo Antonio, UHE Jirau, UHE Teles Pires and UHE Belo Monte and the Linhas de Transmissão do Madeira, should provide recovery of cash generation and profitability of the Company.

According to the Ministerial Notice No. 35/2014/GM-MME, the Ministry of National Integration is enabling the transfer of infrastructure for the common use of irrigated perimeters of UHE Itaparica of CHESF to Codevasf. In this sense, Codevasf is taking steps to enable the Company to take over the Operation and Maintenance of Irrigation Infrastructure in common use from June 1, 2014 (see note 35).

NOTE 2 – CONCESSIONS OF PUBLIC SERVICE OF ELECTRIC ENERGY

Eletrobras, through its subsidiaries, owns 42.987 GW of installed capacity, 64,400 km of transmission lines (not reviewed by independent auditors) and six power distributors that serve approximately 3.8 million consumers (not reviewed by independent auditors). Two of these companies, Amazonas Energia and Eletrobras Distribuição Roraima, are not connected to the national grid and therefore operate in an isolated system in the northern region of Brazil.

The Company, through its subsidiaries, has several concessions for electricity generation and transmission, as listed below:

I - Grants in Framework of O&M - renewed - Law 12.783/13

•	Electric Power Generation

Concessions/Permissions	State	Installed Capacity (MW)*	Maturity

UHE Paulo Afonso I	BA	180	12/31/2042
UHE Paulo Afonso II	BA	443	12/31/2042
UHE Paulo Afonso III	BA	794	12/31/2042
UHE Paulo Afonso IV	BA	2,462	12/31/2042
UHE Apolônio Sales	BA	400	12/31/2042
UHE Luiz Gonzaga (Itaparica)	BA	1,480	12/31/2042
UHE Xingó	SE	3,162	12/31/2042
UHE Furnas	MG	1,216	12/31/2042
UHE Luiz Carlos Barreto de Carvalho	SP / MG	1,050	12/31/2042
UHE Marimbondo	SP / MG	1,440	12/31/2042
UHE Porto Colômbia	SP / MG	320	12/31/2042
UHE Funil	MG	216	12/31/2042
UHE Corumbá I	GO	375	12/31/2042
UHE Serra da Mesa	GO	1,275	11/12/2039
UHE Funil	BA	30	12/31/2042
UHE Pedra	BA	20	12/31/2042
UHE Boa Esperança	PI	237	12/31/2042
UHE Coaracy Nunes	AP	78	12/31/2042

*	Unaudited

•	Electric Power Transmission

Contract	Owner	Term (years)	Maturity

057/2001	Eletrosul	30	12/31/2042
058/2001	Eletronorte	30	12/31/2042
061/2001	Chesf	30	12/31/2042
062/2001	Furnas	30	12/31/2042

II – Main Concessions in Exploration Framework

•	Electric Power Generation

Concessions/Permissions	State	Installed Capacity (MW)**	Maturity Year

UHE Sobradinho	BA / PE	1,050	2022
UTE Camaçari	BA	347	2027
UHE Belo Monte *	PA	11,233	2045
UHE Tucuruí	PA	8,535	2024
UHE Samuel	RO	217	2029
UTE Rio Madeira	RO	119	2018
UTE Santana	AP	178	2019
UTE Electron	AM	121	2020
UHE Dardanelos*	MT	261	2042
UHE Mauá*	PR	363	2042
UHE Teles Pires	PA / MT	446	2046
UHE Jirau*	RO	3,750	2043
UTE Presidente Médici – Candiota I e II	RS	446	2015
UTE Candiota III	RS	350	2041
UHE Balbina	AM	278	2027
UHE Aparecida	AM	283	2020
UTE Mauá	AM	738	2020
UTE Mauá	AM	125	2020
UTE Santa Cruz	RJ	932	2015
UHE Mascarenhas de Moraes	MG	476	2023
UHE Itumbiara	MG / GO	2,082	2020
UHE Manso*	MG	212	2035
UHE Simplício/Anta	RJ / MG	334	2041
UHE Peixe Angical*	TO	452	2036
UHE Baguari *	MG	140	2041
UHE Foz do Chapecó*	RS	855	2036
UHE Foz do Chapecó*	GO	213	2036
UTN Angra I***	RJ	640	2024***
UTN Angra II***	RJ	1,350	2041***
UTN Angra III***	RJ	1,405	40 anos***
UHE Santo Antônio*	RO	1,128	2043
UHE Piloto	PE	2.00	2015
UHE Araras	CE	4.00	2015
UHE Curemas	PA	3.52	2024
EOL São Pedro do Lago*	BA	30.00	2046
EOL Pedra Branca*	BA	30.00	2046
EOL Sete Gameleiras*	BA	30.00	2046
UHE Curuá-Uma	PA	30.30	2028
UTE Rio Acre	AC	45.49	2018
UTE Rio Branco I	AC	18.65	2020
UTE Rio Branco II	AC	32.75	2020
UTE- Senador Arnon Afonso Farias	RR	85.99	2024
UTE Serra do Navio*	SE	23.30	2037
UTE Capivara*	SE	29.80	2037
Parque Eólico Miassaba 3*	RN	68.47	2045
Parque Eólico Rei dos Ventos 3*	RN	60.12	2045
UHE Passo São João	RS	77.00	2041
UHE São Domingos	MS	48.00	2037
PCH Barra do Rio Chapéu	SC	15.20	2034
PCH João Borges	SC	19.00	2035
PCH Cochilha Rica	SC	18.00	2042
PCH Santo Cristo	SC	19.50	2042
EOL Cerro Chato I*	RS	30.00	2045
EOL Cerro Chato II*	RS	30.00	2045
EOL Cerro Chato III*	RS	30.00	2045
EOL Cerro Chato III*	RS	20.00	2015

Concessions/Permissions	State	Installed Capacity (MW)**	Maturity Year

UTE Nutepa	RS	24.00	2015
UTE Cidade Nova	AM	29.70	2015
UTE Iranduba	AM	66.60	2015
UTE Distrito	AM	51.30	2015
UTE São José	AM	73.40	2015
UTE Roberto Silveira	GO	30.00	2027
UHE Batalha	MG / GO	52.50	2041
UHE Retiro Baixo*	MG	82.00	2041
Serra do Facão	RS	212.58	2036
Santo Antonio (Mesa)	RO	2,440.56	2043
Teles Pires	PA / MT	1,819.80	2046
Rei dos Ventos 1	RN	58.45	2045
Famosa 1	RN	22.50	2047
Pau Brasil	CE	15.00	2047
Rosada	RN	30.00	2048
São Paulo	CE	17.50	2047
Goiabeira	CE	22.50	2047
Horizonte	CE	17.50	2047
Jandaia	CE	30.00	2047
Jandaia 1	CE	22.50	2047
São Januário	CE	22.50	2047
Ubatuba	CE	12.50	2047
Nsa Sra de Fátima	CE	30.00	2047
Pitombeira	CE	30.00	2047
Santa Catarina	CE	20.00	2047
UHE Jirau	RO	3750	2043
UHE Sinop	PA / MT	400	2049

*	SPE/Consortium. The amounts showed on the table are regarding the installed capacity of the business, and it does not represent the company’s equity in such businesses.
**	Unaudited
***	Operation license given for 40 years after the operation start date.

•	Electric Power Transmission

Project	State	Term (years)	Maturity
Transmission Line IV/Pirajá (BA), at 230 kV, in a simple circuit, with an approximate length of 45 km and Transmission Line Pituaçu /Pirajá (BA), at 230 kV, in a simple circuit with a length of approximately 5 miles.	BA	30	2042
- Transmission Line Eunápolis/Teixeira de Freitas II, circuit 1 (BA), at 230 kV, with an approximate length of 144 miles and Substation Teixeira de Freitas II, 230/138 kV (BA).	BA	30	2038
- Transmission Line Russas/Banabuiú C2 (EC) at 230 kV, in a simple circuit, with an approximate length of 110 km; Transmission Line Bulls/Ceará MirimII (RN), at 230 kV, in a simple circuit, with an approximate	CE / RN	30	2042
- Transmission Lines Paraíso/Acu II (RN), at 230 kV, circuit 3, with an approximate length of 123 km, Acu/Mossley II (RN), at 230 kV circuit 2, with an approximate length of 69 km and John Hall/Extremoz II (RN),	RN	30	2040
- Transmission Lines Paraíso/Lagoa Nova (RN), at 230 kV, in a simple circuit, with an approximate length of 65 km and Lagoa Nova Substation, 230/69 kV (RN).	RN	30	2041
- Transmission Line Teresina II/III Teresina (PI), 230 kV, double circuit, with an approximate length of 26 km, and Teresina III Substation, 230 /69 kV (PI).	PI	30	2041
- Transmission Line Northeastern Complex IV/Sapeaçu (BA), 500 kV, in a simple circuit, with an approximate length of 105 km.	BA	30	2041
- Transmission Line Igaporã III/II Pindaí (BA), at 230 kV, in a simple circuit, with an approximate length of 46 km; Transmission line Igaporã III/II Igaporã C1 and C2 (BA), at 230 kV, in a simple circuit with a length of	BA	30	2042
- Transmission Line Paraiso/Nossa Senhora do Socorro (SE), 230 kV, double circuit, with an approximatelength of 1.3 km; Transmission Line Messias/II Maceió (AL), 230 kV, double circuit, with an approximate	SE / AL / BA	30	2042
- Transmission Line Morro do Chapeu/Irecê (BA), at 230 kV, in a simple circuit , with an approximate length of 65 km and Morro do Chapeu Substation, 230/69 kV (BA).	BA	30	2041
- Transmission Line Paraiso/Acu II (RN), at 230 kV, with a length of 132.8 km.	RN	30	2037
- Transmission LineRecife II/II Suape (PE) at 500 kV, in a simple circuit, with an approximate length of 44 km.	PE	30	2041
- Transmission Line Sapeaçu/Santo Antônio de Jesus (BA), at 230 kV, in a simple circuit, with an approximate length of 32 km.	BA	30	2041
- Transmission Lines Sobral III/II Acaraú (EC) at 230 kV, C2, with an approximate length of 97 km, and Acaraú II Substation, 230 kV (EC) .	CE	30	2040
- Substation Arapiraca III in 230/69 kV (AL), and transmission line, double circuit, Rio Largo II/Boulder, 230 kV, with an approximate length of 44 km.	AL	30	2040
- Transmission Line Eunápolis/Teixeira de Freitas II, loop 2 (BA), at 230 kV, with an approximate length of 144 km.	BA	30	2039
- Transmission Line Funil/Itapebi (BA), at 230 kV, with an approximate length of 198 km.	BA	30	2037
- Transmission Line Ibicoara/Brumado (BA), at 230 kV, with an approximate length of 94.5 km.	BA	30	2037

- Transmission Lines Igaporã/Bom Jesus da Lapa II (BA), 230 kV, C1 , with an approximate length of 115 km, and Igaporã Substation, 230 kV (BA).	BA	30	2040
- Transmission Lines Pau Ferro/Santa Rita II (PE/PB) at 230 kV, with an approximate length of 109 km.	PE / PB	30	2039

- Northeastern Complex IV Substation 500 kV (BA)	BA	30	2040
- Substation Ibiapina in 230/69 kV (EC).	CE	30	2041
- Substation Mirueira II, 230/69 kV (PE) - and 300MVA substation Jaboatão II, 230/69 kV (PE) - 300MVA.	PE	30	2042

- Suape II Substation 500 kV (PE)	PE	30	2039
- Transmission Line Paraiso/Boulder (SE/AL) at 230 kV, with an approximate length of 110 km.	SE / AL	30	2038
- Transmission Line Milagres/Coremas (CE/CP) at 230 kV, with a length of 119.8 km.	CE / PB	30	2035
- Transmission Line Milagres/Taua (EC), at 230 kV, with a length of 208.1 km and Substation Taua (EC) at 230 kV.	CE	30	2037
- Transmission Line Picos/Taua (PI/CE), at 230 kV, with an approximate length of 183 km.	PI / CE	30	2037
- Transmission Line Pirapama/III Suape, extending 30.8 kilometers ; Substation and Suape III in 230/69 kv (PE)	PE	30	2039

Project	State	Term (years)	Maturity

- Transmission Lines and Paulo Afonso III /Zebu (AL) at 230 kV, with a length of 10.8 km	BA / AL	30	2039
- Ibicoara Substation 500/230 kV (PE)	BA	30	2037
- Substation Pole, 230/69 kV (BA).	BA	30	2040
Expanding Interconnection South - Southeast	PR/ SP	30	2031
230 kV - Ribeiro Goncalves SE/SE Ferry	PI / MA	30	2039
230 kV - SE São Luis II/SE São Luis III	MA	30	2038
230 kV Camaquã 3 - Thursday - 163km	PR	30	2042
230 kV Campos Novos - Barra Grande	SC, RS	30	2032
230 kV Cascavel Oeste - Umuarama - 143km	PR	30	2042
230 kV Collecting Porto Velho/Porto Velho “C” 1 - 17km	RO	30	2039
230 kV Collecting Porto Velho/Porto Velho “C” 2 - 17km	RO	30	2039
230 kV Monte Claro/Garibaldi 33km	RS	30	2040
230 kV Nova Santa Rita - Camaquã 3 - 140km	PR	30	2042
230 kV President Médice/Santa Cruz 1 - 237.4 kilometers	RS	30	2038
LT 500 kv - Jorge Teixeira LT/LT Lechuga	AM	30	2040
500 kV - LT Presidente Dutra - São Luis II/SE Miranda II	MA	30	2039
LT 525 kV Campos Novos/360km Blumenau	SC	30	2035
LT 525 kV Campos Novos/Santa Rita 260km	SC, RS	30	2036
LT 525 kV Curitiba - Curitiba East - 28km	PR	30	2042
LT 525 kV Ita - Nova Santa Rita - 305km	PR	30	2042
LT 525 kV Ivaiporã - Londrina - 120 km	PR	30	2035
LT 525 kV Ivaiporã/Cascavel D’oeste 209km west	PR	30	2034
LT 525 kV Quince - Santa Vitoria dos Palmar - 52km	RS	30	2042
LT 525 kV Nova Santa Rita - New People - 281km	RS	30	2042
LT 525 kV Povo Novo - Quince - 154km	RS	30	2042
LT 525 kV Salto Santiago - Ita - 190km	PR	30	2042
LT 525 kV Salto Santiago/167km Ivaiporã	PR	30	2034
LT Bom Despacho - Black Gold 2-500 kV	MG	30	2039
LT Coletora Porto Velho/Porto Velho 17km	RO	30	2039
Macaé - Campos C3	RJ	30	2035
LT Mascarenhas - Linhares 230 kV - CS SE Linhares - 230/138 kV	ES	30	2040
LT Tijuco Preto- Itapeti - Northeast 345 kV	SP	30	2036
LT Xavantes - Pyrenees, CS, 230 Kv	GO	30	2041
SE - Camaquã 3 (166 MVA)	RS	30	2042
SE - Caxias 6 (330 MVA)	RS	30	2040
SE - East Curitiba (672 MVA)	PR	30	2042
SE - Foz do Chapecó (100 MVA)	SC	30	2040
SE - Ijuí 2 (300 MVA)	RS	30	2040
SE - Lageado Large (83 MVA)	RS	30	2040
SE - Marmeleiro (200 MVA)	RS	30	2042
SE - Nova Petropolis 2 (166 MVA)	RS	30	2040
SE - Novos Povos (672 MVA)	RS	30	2042
SE - Santa Vitória do Palmar (75 MVA)	RS	30	2042
SE - Umuarama (300 MVA)	RS	30	2042
SE Camaquã 3 (83 MVA)	PR	30	2042
SE Red Lake 2	RS	30	2032
SE Santa Marta	RS	30	2032
SE West Zone (transformer 500/138 kV)	RJ	30	2042
Natal III Substation in 230/69kV (RN) Natal Transmission Line II/III Natal, with 23 km	RN	30	2039
Santa Rita II Substation in 230/69kV (PB)	PB	30	2039
Zebu substation in 230/69kV (AL)	AL	30	2039
SPE ETAU	SC / RS	30	2032
SPE Uirapuru	PR	30	2035
SPE North Brazil	RO / SP	30	2039
SPE West Coast	PR	30	2042
SPE Palumbo	PR	30	2042
SPE TSBE	RS	30	2042
SPE TSLE	RS	30	2042
Basic Transmission Network	Many	30	2043
Noble SE 230/138 kV	Mato Grosso	30	2041
Miramar SE 230/69 kV	Amazonas e Roraima	30	2041
IF Lucas do Rio Verde 230/138 kV	Mato Grosso	30	2031
LT Lechuga - Jorge Teixeira, C3, 230 kV, 3x150 MVA	Amazonas	30	2043
Transmission Line Porto Velho - Abuna (RO), Rio Branco (AC), with 487 km long and 230 kV	Many	30	2039
Station Converting Alternating Current - AC/DC Power DC bipole No. 1 Substation Catch Porto Velho, CA at 500 kV/+ -600 kV DC, in the State of Rondônia, and Inverter DC/AC dipole No. 1 Substation Araraquara 2, + - 600 kV kV CC/500 CA, State of Sao Paulo	Many	30	2039

•	Power Distribution

Concessions/Permissions	State	Cities attended*	Maturity

Cia. de Eletricidade do Acre - Eletroacre	Estado do Acre	22	2015
Centrais Elétricas de Rondônia - Ceron	Estado de Rondônia	52	2015
Companhia Energétca de Alagoas - Ceal	Estado de Alagoas	102	2015
Companhia Energética do Piauí - Cepisa	Estado do Piauí	224	2015
Amazonas Energia	Estado do Amazonas	62	2015
Boa Vista Energia	Estado de Roraima	1	2015

*	Unaudited

2.1. Extension of electricity’s public service concessions

The Federal Government enacted Law No. 12,783/2013 on January 11, 2013. This Law was regulated by Decree No. 7,891, of January 23, 2013. The law regulates the concession of generation, transmission and distribution of electricity and the reduction of regulatory charges.

Under this Law, concessions due to mature in 2015, were renewed for another 30 years, subject to the conditions set out in the Law and the respective amendments to Concession Agreements.

The extension considered the acceleration of these concessions and the amendment of the Concession Agreements with the Federal Government. These amendments established new conditions for these agreements, modified certain compensation criteria, provided for the allocation of energy and quality standards set out in the Law. In addition, the law changed the terms for the compensation of assets that had not been fully amortized or depreciated. These were replaced by the new replacement value – NRV.

In addition, the Ministry of Mines and Energy - MME and the Ministry of Finance issued on November 1, 2012, Interministerial Ordinance No. 580, which determined the value of the indemnification to be paid for generation and transmission assets affected by Provisional Measure No. 579/12 as the prices published on June 2012 and October 2012 respectively. Interministerial Ordinance No. 602 adjusted these indemnification values on November 29, 2012.

The Law provides that concessions which were not renewed by means of the acceptance of the conditions presented by the Federal Government, should be auctioned in a public bid when they mature (2015 - 2017). The auction will grant concessions for up to thirty years.

On October 15, 2012, the distribution companies which have concessions that expire in 2015 could show their interest to extend the concession for an additional period of 30 years. To date, the Federal Government has not regulated the criteria for the renewal of these contracts. Therefore the revised concession agreements for distributors that have expressed interest until October 15, 2012 have not been signed yet. The signature of the renewal concession agreement will only occur when the current concession expires.

There is no guarantee that the Federal Government will approve the renewal of the concession agreements in accordance with the new conditions. Assets which are not fully amortized by the end of the concession agreement may be subject to indemnification.

Impacts on the distribution business generally considered

Part A of the Extraordinary Tariff Revision had impacts as of February 1, 2013, in order to reduce the costs of electricity generation and transmission of the renewed concessions.

The following regulatory charges were eliminated from the electricity tariff: GRR - Global Reversion Reserve; CFR - Cost of Fuel Consumption and Reduction and CDE - Account for Energy Development and reasonable tariffs was reduced. This led to a reduction of approximately 20% of industry charges.

The financial statements for the year ended December 31, 2013, show the effect of the adoption of the Adjustment to the New Replacement Value – VNR as the remaining value of the assets once the concession matures. This applies to those assets which have not yet been fully amortized, and in which the Company may claim indemnification from the Federal Government. In 2013, due to the 3rd Round of Tariff Revisions conducted by ANEEL (see Note 17 b), the Company adjusted the VNR value over financial assets related to the Base Regulatory Remuneration – BRR.

The effects of these changes are set out below:

Effects on the income statement – Tariff Review – BRR

Distribution	2013	2012
Adjustment to New Value Replacement - VNR of indemnification assets (1)	(194,576)	359,182
Adjustment to New Value Replacement - VNR of indemnification assets - Update	(164,606)
Consideration of the effects of tariff revision on 3rd BRR for impairment	(763,788)

Total	(1,122,970)	359,182

(1)	In 2012 this amount was accounted for separately as effects of the Law No. 12,783/2013.

Impacts of generation and transmission business directly affected by Law No. 12,783/2013

The effects resulting of changes in Law 12,783/2013 affected the net income of 2012.

	Generation	Transmission
Assets subject to indemnification and the value to be paid	Generation assets (Basic Design) not amortized by December 31, 2012, by the values defined in Ordinances No. 580 and No. 602 issued by the MME.	Transmission assets acquired after May 31, 2000 and not amortized by December 2012 (RBNI), pursuant to the values defined in Ordinance No. 580.

	Generation	Transmission
	The concession holders must submit the additional information to ANEEL (post-Basic Project), necessary for calculating the share of investments linked to reversible assets made up to 31 December 2012, not yet amortized or depreciated (upgrades and improvements).	Transmission companies should submit to ANEEL information relating to assets acquired before 31 May 2000 (RBSE), which have not been depreciated or amortized by December 2012. This will be used to calculate the additional indemnification by the Federal Government, which, when approved, shall be paid in 30 years.

Adjustment of Indemnity	The indemnification shall be adjusted by the Consumer Price Index - IPCA (Article 3 of Ordinance No. 580) until the date of actual payment. Payment will be made pursuant to Article 4 of Ordinance No. 580.

Acquired Assets after December 31, 2012	New investments (increases and improvements) occurred after December 31, 2012, provided they are approved formally to be covered in future rates, being its discretion pay is not defined yet.

Changes in charges of the Sector	Reduction or elimination of the following regulatory charges: GRR - Global Reversion Reserve; CFR – CDE and Cost of Fuel Consumption CFC.

Change in business model

Amendment of the system of price for tariff, subject to periodic reviews. The tariff will be calculated based on the costs of operation and maintenance, plus 10%.

Allocation of physical energy security quotas and hydroelectric electricity for the transmission concession holders of the national grid, to be determined by ANEEL, which will be allocated to the regulated market.

The tariff (new Annual Permitted Revenue - RAP) will be calculated to cover operating costs plus remuneration initially fixed at 10%.

In the financial statements as of December 31, 2012, presented for comparative purposes, there were significant effects derived from these changes on Law No. 12,783/2013 as follows:

Total

Generation	(7,337,859)

Gain (loss) on indemnification of extended concessions	(1,802,402)
Adjustment to the New Replacement Value of indemnification assets	(2,825,060)
Onerous contracts	(1,591,200)
Non-recoverable portion of assets - impairment	(1,119,198)
Transmission	(3,106,703)

Gain (loss) on indemnification of extended concessions	(1,242,395)
Adjusting to the New Replacement Value of indemnification assets	(331,602)
Onerous contracts	(1,491,195)
Non-recoverable portion of assets - impairment	(41,511)
Distribution	359,182

Adjusting to the New Replacement Value of indemnification assets	359,182

Total	(10,085,380)

Effect in Equity - 2012

	Balance on 12/31/2012 - before effect of Law 12.783/2013
	Fixed Assets	Intangible	Financial Asset	Onerouse Contracts	Prvision/ Im pairment	Effects in 2012 - Law 12.783/2013	Inflation adjustment of compensation	Effects of the adoption of new IFRS	Total assets (liabilities) after impacts of Law 12.783/2013
Generation
Chesf	15,244,200	77,258	—	(711,375)	—	(5,999,682)	171,485	(3,762,841)	5,019,045
Eletronorte	10,355,757	47,569	—	(21,553)	(408,207)	(77,552)	1,093	(1,545,890)	8,351,217
Eletrosul	5,663,283	71,271	—	(959,000)	(198,645)	—	—	(3,075,187)	1,501,722
Furnas	18,276,844	1,024,012	—	—	(1,028,266)	(1,236,677)	22,841	(9,512,191)	7,546,563
Others	1,729,606	1,819	—	—	(47,600)	(23,948)	—	(965,945)	693,932
Transmission
Chesf	—	—	8,040,558	—	—	(2,245,560)	31,746	(1,615,248)	4,211,496
Eletronorte	—	—	8,169,235	—	(28,168)	(608,586)	33,647	(1,732,715)	5,833,413
Eletrosul	—	159,577	4,169,939	—	(32,115)	577,802	39,715	(519,435)	4,395,483
Furnas	—	711	9,053,473	—	—	(830,359)	45,677	(1,418,009)	6,851,492
Distribution
Distribuitors	1,410,976	837,779	4,236,765	(131,200)	—	359,182	—	—	6,713,502

Total	52,680,666	2,219,996	33,669,970	(1,823,128)	(1,743,001)	(10,085,380)	346,204	(24,147,461)	51,117,865

For presentation purposes, the administrative assets were allocated in the generation and distribution activities.

Concessions of Assets renewed whose indemnity the Federal Government has not yet approved

The payment of indemnity relating to certain concessions are still subject to approval by the Federal Government in the following amounts:

	12/31/2013	12/31/2012
Generation
Modernization and improvements	1,483,540	1,483,540
Thermal generation	1,205,289	1,684,047
Transmission
Upgrades and improvements (RBNI)	841,814	841,814
Basic Networking - Existing services (RBSE)	7,490,046	7,490,046
Effect on invested CTEEP - RBSE	525,247	525,247

Total	11,545,936	12,024,694

As the Federal Government has not yet issued a final approval, these amounts and the method and time of payment remain uncertain.

For purpose of calculating indemnification payments, ANEEL enacted Regulatory Resolutions 589 and 596. These resolutions define the criteria for calculating the New Replacement Value (NRV) for existing transmission assets in May 2000, which have not yet been depreciated (RBSE). The resolutions also provide the criteria and procedures for calculating the share of investments linked to reversible assets used in hydroelectric projects, which have not been amortized or depreciated, and in which have been renewed or not pursuant to Law No. 12,783. In December 2013, the directors of the Company submitted to ANEEL the schedule for development of these assets. In addition, reports throughout the year of 2014 will complete the assessments in order to obtain approval.

Indemnity provided for in Law 12,783/2013

	12/31/2013	12/31/2012

Opening Balance	14,437,272	—
Constitution’s Right to Indemnity	—	14,091,068
Amounts Received	(9,819,946)	—
Monetary Variation	878,853	346,204

Closing Balance	5,496,179	14,437,272

CURRENT TOTAL	3,476,495	8,882,836
NON CURRENT TOTAL	2,019,684	5,554,436

	5,496,179	14,437,272

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all reported years, unless otherwise stated.

3.1. Basis of preparation

The preparation of financial statements requires the use of certain critical accounting estimates and also the Company’s Management judgment on the process to apply the accounting policies of Eletrobras. Those transactions, disclosures or balances, which require a higher level of judgment and which are more complex, as well as areas in which assumptions and estimates are relevant for the consolidated financial statements, are disclosed in Note 4.

The financial statements were prepared based on the historical cost, except for certain financial instruments measured at fair value, and some assets linked to the concessions measured at the new replacement value – NRV (generators and transmission) or by the Base of Regulatory Remuneration – BRR (distributors). The historical cost is based on the fair value of consideration paid in exchange of assets.

(a) Consolidated financial statements

The consolidated financial statements have been prepared in accordance to the requirements of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

(b) changes in the accounting policies and disclosures

(b.1) New and revised rules which affect the values presented and/or disclosed in the financial statements

In the current year, the Company has applied several new and revised standards issued by the IASB, which must enter into force for accounting periods beginning on January 1, 2013.

New and revised rules on consolidation, joint agreements, associates and disclosures

The financial statements for the year ended December 31, 2013 are the first annual financial statements presented in accordance with the following standards: IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised 2011) and IAS 28 (revised in 2011). These rules were adopted by the Company at January 1, 2013 and were included in these annual financial statements, with their effects on the comparative periods, as required by the standard.

The main requirements of these five standards are described below:

IFRS 10 replaces parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Group.

IFRS 11 replaces IAS 31 Interests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers, has been incorporated in IAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, there are only two types of joint arrangements – joint operations and joint ventures. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Previously, IAS 31 contemplated three types of joint arrangements – jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under IAS 31 was primarily determined based on the legal form of the arrangement (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). Investments in joint operations are accounted for such that each joint operator recognises its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from the sale of the output by the joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interest in the joint operation in accordance with the applicable Standards.

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements.

We restated our consolidated financial statements as of and for the year ended December 31, 2012 as a result of the adoption, on January 1, 2013 (with a corresponding restatement of the opening balance as of January 1, 2012), of IFRS 11 (Joint Arrangements), or IFRS 11. We retroactively applied IFRS 11 to 2012 for comparison purposes pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). The adoption of this new pronouncement impacted several line items of our consolidated financial statements relating to the method of accounting for the results of joint venture entities, which are now recognized using the equity method of accounting instead of the proportional consolidation method we used prior to our adoption of IFRS 11. We applied IFRS 11 beginning with January 1, 2012, based on the issued amendments to IFRS 10, IFRS 11 and IFRS 12 revising the transition guidance to provide relief from full retrospective application. As a result of these amendments, we retroactively adjusted our consolidated financial statements for the annual period immediately preceding the date of initial application (January 1, 2013) (the “Immediately Preceding Period”). Consequently, our financial information as of and for the years ended December 31, 2013 and 2012 reflects the effects of IFRS 11 and these consolidated financial statements are fully comparable. As we were not required to, and did not, restate our consolidated financial statements as of and for the year ended December 31, 2011, these consolidated financial statements are not directly comparable to our consolidated financial statements as of and for the years ended December 31, 2013 and 2012.

Management reviewed the level of influence held in its subsidiaries and the investees in its subsidiaries. Under IFRS 11, the Company has concluded on the following companies shared/SPEs classified as joint ventures, proceeding with their respective control deconsolidation:

Furnas Investees
Baguaria Energia S.A.	Transenergia Goiás S.A.
Brasventos Eolo Geradora Energia	Transenergia Renovável S/A
Brasventos Missaba 3 Geradora	Transenergia São Paulo S.A.
Centroeste de Minas	Companhia Transirape de Transmissão
Chapecoense Geração S/A	Companhia Transleste de Transmissão
Companhia Hidrelétrica Teles Pires	Companhia Transudeste de Transmissão
Enerpeixe S.A.	MGE Transmissão
Goiás Transmissão S.A	Rei dos Ventos 3 Geradora
Inambari Geração de Energia	Retiro Baixo Energética
Interligação Elétrica do Madeira S/A	Serra do Facão Energia S/A
Madeira Energia S/A

CHESF Investees
Sistema de Transmissão Nordeste S.A.	São Pedro do Lago S.A.
Integração Transmissora de Energia S.A.	Sete Gameleiras S.A.
Interligação Elétrica do Madeira S.A.	Interligação Elétrica Garanhuns S.A.
ESBR Participações S.A.	Usina de Energia Eólica Junco I S.A.
Manaus Transmissora de Energia S.A.	Usina de Energia Eólica Junco II S.A.
Manaus Contrutora Ltda.	Usina de Energia Eólica Caiçara I S.A.
Transmissora Delmiro Gouveia S.A.	Usina de Energia Eólica Caiçara II S.A.
Norte Energia S.A.	Extremoz Transmissora do Nordeste - ETN S.A.
Pedra Branca S.A

Eletronorte Investees
Amazônia Eletronorte Transmissora de Energia S.A.	Brasventos Eolo Geradora de Energia S.A.
Integração Transmissora de Energia S.A.	Rei dos Ventos 3 Geradora de Energia S.A.
Brasnorte Transmissora de Energia S.A.	Brasventos Miassaba 3 Geradora de Energia S.A.
Transmissora Matogrossense de Energia S.A	Norte Energia S.A.
Manaus Transmissora de Energia S.A.	Manaus Construtora Ltda.
Norte Brasil Transmissora de Energia S.A.	Construtora Integração Ltda.
Linha Verde Transmissora de Energia S.A.	Transnorte Energia S.A.

Eletrosul Investees
Construtora Integração Ltda.	ESBR Participações S.A.
Norte Brasil Transmissora de Energia S.A.	Teles Pires Participações S.A.
Costa Oeste Transmissora de Energia S.A.	Chuí Holding S.A.
Transmissora Sul Brasileira de Energia S.A.	Livramento Holding S.A.
Marumbi Transmissora de Energia S.A.	Santa Vitória do Palmar S.A.
Transmissora Sul Litorânea de Energia S.A.

Eletrobras direct investees
Inambari Geração de Energia S/A	Centrales Hidrelétricas de Centro América - CHC
Itaipu Binacional	Norte Energia S.A.
Eólica Mangue Seco 2

Reconciliations to previous GAAP

Below we demonstrate the impact of adopting these new standards on the balance sheet, income statement and cash flows of the Company for each period presented.

a)	Effects of adopting the new IFRS on the consolidated balance sheet on December 31, 2012 and January 1, 2012.

ASSETS	12/31/2012 previously published	Effects of new pronouncements	12/31/2012 restated	01/01/2012 previously published	Effects of new pronouncements

CURRENT
Cash and cash equivalents	4,429,375	(1,927,860)	2,501,515	4,959,787	(1,849,943)
Restricted cash	3,509,323	—	3,509,323	3,034,638	—
Securities	6,622,611	(269,820)	6,352,791	11,252,504	(220,551)
Accounts receivable	4,496,963	(414,268)	4,082,695	4,352,024	(282,622)
Financial assets - Concessions and Itaipu	579,295	(261,002)	318,293	2,017,949	(746,584)
Loans and financing	1,976,191	635,639	2,611,830	2,082,054	540,250
Fuel Consumption Account - CCC	1,240,811	—	1,240,811	1,184,936	—
Compensation of equity investments	118,790	48,407	167,197	197,863	17,960
Taxes recoverable	1,391,882	106,844	1,498,726	1,104,322	(104,917)
Income and Social Contribution Taxes	1,418,252	(191,247)	1,227,005	843,022	55,766
Right to compensation	7,115,200	186,960	7,302,160	3,083,157	415,449
Warehouse	454,635	(8,478)	446,157	358,724	(8,152)
Supply of nuclear fuel	360,751	—	360,751	388,663	—
Indemnities - Law 12.783/2013	8,882,836	—	8,882,836	—	—
Derivatives	252,620	(3,355)	249,265	195,536	(3,617)
Other	1,493,009	(374,528)	1,118,481	1,607,493	(507,540)

TOTAL CURRENT ASSETS	44,342,544	(2,472,708)	41,869,836	36,662,672	(2,694,501)

NON-CURRENT
LONG TERM
Right to compensation	901,029	—	901,029	500,333	—
Loans and financing	7,747,286	5,185,677	12,932,963	7,651,336	5,342,343
Accounts receivable	1,482,946	(226,261)	1,256,685	1,478,994	(183,814)
Securities	404,337	(3,967)	400,370	398,358	(12,392)
Supply of nuclear fuel	481,495	—	481,495	435,633	—
Taxes recoverable	1,934,820	(197,414)	1,737,406	2,430,761	(137,417)
Income and Social Contribution Taxes	4,996,806	(142,469)	4,854,337	3,343,525	(283,996)
Escrow deposits	2,829,912	(138,798)	2,691,114	2,316,324	(210,989)
Fuel Consumption Account - CCC	521,097	—	521,097	727,136	—
Financial assets - Concessions and Itaipu	44,834,877	(21,919,181)	22,915,696	46,149,379	(19,268,256)
Derivatives	223,099	—	223,099	185,031	—
Advances for future capital increase	4,000	66,423	70,423	4,000	—
Indemnities - Law 12.783/2013	5,554,436	(1)	5,554,435	—	—
Other	830,754	(183,072)	647,682	701,763	(97,032)

	72,746,894	(17,559,063)	55,187,831	66,322,573	(14,851,553)

INVESTMENTS	5,398,299	9,278,851	14,677,150	5,510,192	5,614,188

FIXED ASSETS	47,407,102	(17,912,269)	29,494,833	53,214,861	(11,662,496)

INTANGIBLE	2,300,740	(1,096,177)	1,204,563	2,371,367	(1,083,487)

TOTAL OF NON CURRENT ASSETS	127,853,035	(27,288,658)	100,564,377	127,418,993	(21,983,348)

TOTAL OF ASSETS	172,195,579	(29,761,366)	142,434,213	164,081,665	(24,677,849)

LIABILITIES AND EQUITY	12/31/2012 Previously published	Effects of new pronouncements	12/31/2012 restated	01/01/2012 previously published	Efeito Effect of new pronouncements	01/01/2012 restated

CURRENT
Loans and financing	4,447,175	(3,109,896)	1,337,279	4,005,326	(2,367,462)	1,637,864
Debentures	316,899	(315,594)	1,305	739,237	(739,237)	—
Financial liability	52,862	734,253	787,115	—	—	—
Compulsory loan	12,298	—	12,298	15,620	711	16,331
Providers	7,490,802	(1,067,728)	6,423,074	6,338,102	(850,155)	5,487,947
Advances from customers	469,892	—	469,892	413,041	—	413,041
Taxes payable	886,312	(71,890)	814,422	815,236	4,540	819,776
Income and Social Contribution Taxes	370,704	(56,816)	313,888	217,285	(86,876)	130,409
Fuel Consumption Account - CCC	1,369,201	—	1,369,201	3,079,796	—	3,079,796
Remuneration to shareholders	3,977,667	(25,399)	3,952,268	4,373,773	(23,264)	4,350,509
Credit Treasury	131,047	—	131,047	109,050	—	109,050
Estimated obligations	1,444,992	(271,314)	1,173,678	802,864	(29,984)	772,880
Reimbursement Obligations	5,988,698	—	5,988,698	1,955,966	—	1,955,966
Post-employment benefit	118,553	9,440	127,993	451,801	(5,435)	446,366
Provisions for contingencies	267,940	(239,245)	28,695	240,190	(209,363)	30,827
Sector Charges	1,308,152	(653,922)	654,230	1,218,768	(593,699)	625,069
Leasing	162,929	—	162,929	142,997	—	142,997
Grants payable - Use of Public Asset	40,131	(38,261)	1,870	35,233	(35,233)	—
Derivatives	185,031	—	185,031	269,718	(8,229)	261,489
Adjustment plans of staff	—	—	—	—	—	—
Other	1,808,362	(408,803)	1,399,559	900,806	(50,946)	849,860

TOTAL CURRENT LIABILITIES	30,849,647	(5,515,175)	25,334,472	26,124,809	(4,994,632)	21,130,177

NON-CURRENT
Loans and financing	45,204,025	(19,911,154)	25,292,871	38,408,352	(16,030,463)	22,377,889
Credit Treasury	37,072	—	37,072	155,676	—	155,676
Debentures	409,228	(341,213)	68,015	279,410	(279,410)	—
Advances from customers	830,234	—	830,234	879,452	—	879,452
Compulsory loan	321,894	—	321,894	211,554	—	211,554
Obligation for asset retirement	988,490	—	988,490	408,712	—	408,712
Operating provisions	1,005,908	—	1,005,908	843,029	—	843,029
Fuel Consumption Account - CCC	2,401,069	—	2,401,069	954,013	—	954,013
Provisions for contingencies	5,288,394	(188,005)	5,100,389	4,652,176	(211,008)	4,441,168
Post-employment benefit	4,628,570	(1,853,779)	2,774,791	2,256,132	(1,270,947)	985,185
Onerous contracts	4,905,524	250,000	5,155,524	96,204	—	96,204
Reimbursement obligations	1,801,059	—	1,801,059	1,475,262	—	1,475,262
Leasing	1,860,104	—	1,860,104	1,775,544	—	1,775,544
Remuneration to shareholders	—	—	—	3,143,222	—	3,143,222
Grants payable - Use of Public Asset	1,577,908	(1,506,728)	71,180	1,534,532	(1,471,102)	63,430
Advances for future capital increase	161,308	—	161,308	148,695	22,440	171,135
Derivatives	291,252	—	291,252	197,965	(12,934)	185,031
Sector Charges	428,501	(118)	428,383	385,724	6,410	392,134
Taxes payable	635,269	(14,872)	620,397	773,500	308,374	1,081,873
Income and Social Contribution Taxes	779,615	(180,865)	598,750	1,129,022	(556,598)	572,425
Adjustment plans of staff	—	—	—	—	—	—
Other	509,915	(499,457)	10,458	1,046,362	(556,598)	844,533

TOTAL NON-CURRENT LIABILITIES	74,065,339	(24,246,191)	49,819,148	60,754,538	(556,598)	41,057,471
					(556,598)
EQUITY					(556,598)
Capital	31,305,331	—	31,305,331	31,305,331	(556,598)	31,305,331
Capital reserves	26,048,342	—	26,048,342	26,048,342	(556,598)	26,048,342
Profit reserves	10,836,414	524,811	11,361,225	18,571,011	(556,598)	19,095,822
Equity valuation adjustments	—	208,672	208,672	220,915	(556,598)	220,915
Additional Proposed Dividend	433,962	—	433,962	706,018	(556,598)	706,018
Accumulated other comprehensive income	(1,540,104)	(733,483)	(2,273,587)	(8,111)	(556,598)	(532,919)
Non-controlling shareholders	196,648	—	196,648	358,812	13,847	372,659

TOTAL EQUITY	67,280,593	—	67,280,593	77,202,318	13,850	77,216,168

TOTAL LIABILITIES AND SHAREHOLDERS ‘EQUITY	172,195,579	(29,761,366)	142,434,213	164,081,665	(24,677,849)	139,403,816

b)	Effects of the adoption of new IFRS on consolidated results for the year ended December 31, 2012 results:

	12/31/2012 Previously published	Effects of new standards	12/31/2012 restated

OPERATIONAL NET REVENUE	34,064,477	(6,050,181)	28,014,296

OPERATIONAL EXPENSES

Personnel, Supply and Services	8,439,302	(768,479)	7,670,823
Electricity purchased for resale	4,573,673	289,615	4,863,288
Charges for use of transmission grid	1,763,953	(177,144)	1,586,809
Construction - Distribution	1,345,519	—	1,345,519
Construction - Transmission	3,681,603	(1,721,129)	1,960,474
Fuel for power production	708,711	(14,960)	693,751
Remuneration and reimbursement	1,651,724	(983,801)	667,923
Depreciation	1,658,161	(129,469)	1,528,692
Amortization	117,053	43,216	160,269
Donations and contributions	380,101	(1,099)	379,002
Operational provisions	5,326,991	(355,770)	4,971,221
Loss carryforward of Itaipu	491,859	(491,859)	—
Others	2,257,666	(443,550)	1,814,116

	32,396,316	(4,754,429)	27,641,887

OPERATING INCOME BEFORE FINANCIAL RESULTS	1,668,161	(1,295,752)	372,409

FINANCIAL RESULTS

Financial Income
Interest income, commissions and fees	767,534	404,497	1,172,031
Income from financial investments	1,731,870	(165,995)	1,565,875
Arrears surcharges on electricity	230,597	—	230,597
Indexation	858,049	(137,233)	720,816
Exchange gains	421,013	39,546	460,559
Remuneration of Indemnities - Law 12.783/13	326,379	(114,847)	211,532
Other financial income	—	297,411	297,411

Financial Expenses
Debt charges	(2,333,643)	649,856	(1,683,787)
Leasing charges	(412,152)	—	(412,152)
Charges on shareholders’ funds	(572,322)	70,144	(502,178)
Encargos sobre Títulos e Valores Mobiliários Negociados		—
Variações cambiais passivas		—
Juros sobre Capital Próprio		—
Other financial expenses	(384,816)	38,528	(346,288)

	632,509	1,081,907	1,714,416

INCOME BEFORE EQUITY RESULTS	2,300,669	(213,844)	2,086,825

EQUITY RESULTS	468,584	143,618	612,202

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	2,769,254	(70,227)	2,699,027

Effects - Law 12.783/2013	(10,085,380)	—	(10,085,380)

LOSS AFTER THE LAW 12.783/2013	(7,316,126)	(70,227)	(7,386,353)

Income tax	244,688	(312,559)	(67,871)
Social contribution on net income	145,786	412,727	558,513

NET INCOME (LOSS)	(6,925,652)	29,941	(6,895,711)

Portion attributable to controlling	(6,878,915)	29,940	(6,848,975)
Portion attributable to noncontrolling	(46,737)	1	(46,736)

c)	Effects of the adoption of new IFRS on the statement of cash flows for the year

	12/31/2012 previously published	Effect of new standards	12/31/2012 restated
OPERATING ACTIVITIES
Income before income tax and social contribution	(7,316,126)	(100,166)	(7,416,292)
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization	1,775,214	(86,253)	1,688,961
Net monetary / exchange variations	(1,166,958)	(345,820)	(1,512,778)
Financial charges	526,646	(160,462)	366,185
Revenue (expenses) from financial assets	(3,148,842)	296,510	(2,852,332)
Equity income	(468,584)	(143,617)	(612,201)
Effects of Law 12.783/2013	10,085,380	—	10,085,380
Allowance for doubtful accounts	724,731	57,133	781,864
Provision for contingencies	564,909	14,942	579,851
Provision for impairment of assets / onerous contract	2,666,809	28,268	2,695,077
Provision for loss on investments	187,741	—	187,741
Charges global reversal reserve	367,741	—	367,741
Adjustment to present value / market value	(157,364)	(5,198)	(162,562)
Minority interest in results	70,814	(2)	70,812
Charges on shareholders’ funds	572,322	(70,144)	502,178
Asset retirement	126,979	(126,979)	—
Financial instruments gain (loss) - derivatives	(143,117)	39,254	(103,863)
Others	1,129,149	(45,934)	1,083,215

	13,713,570	(548,303)	13,165,267

(Increases) / decreases in operating assets
Accounts receivable	(46,612)	(30,515)	(77,127)
Securities	4,623,914	40,844	4,664,758
Right to compensation	(4,432,739)	228,489	(4,204,250)
Warehouse	(95,911)	326	(95,585)
Supply of nuclear fuel	(17,950)	—	(17,950)
Financial assets - public service concessions	(434,334)	95,368	(338,966)
Others	(91,309)	62,269	(29,040)

	(494,941)	396,781	(98,160)

Increase / (decrease) in operating liabilities
Suppliers	1,045,106	(123,627)	921,479
Advances from customers	(47,733)	—	(47,733)
Leasing	(113,374)	217,866	104,492
Estimated obligations	653,483	(252,685)	400,798
Reimbursement obligations	4,418,652	190,794	4,609,446
Sector charges	132,161	(66,751)	65,410
Others	302,958	(644,131)	(341,173)

	6,391,254	(678,534)	5,712,720

Cash from operating activities	12,293,757	(930,222)	11,363,535

Payment of financial charges	(1,812,722)	941,967	(870,754)
Payment of costs of global reversion reserve	(257,580)	—	(257,580)
Receipt of annual allowed revenue	3,744,154	(129,331)	3,614,823
Receiving financial charges	723,815	438,933	1,162,748
Payment of income tax and social contribution	(1,010,379)	15,133	(995,246)
Receipt of remuneration of investments in equity Partipacoes	636,719	(4,098)	632,621
Payment of supplementary pension	—	(308,011)	(308,011)
Pay for legal contingencies	—	(503,932)	(503,932)
Escrow deposits	(491,175)	2,896	(488,279)

Net cash from operating activities	13,826,590	(476,665)	13,349,926

FINANCING ACTIVITIES

Long term loans and financing	7,623,386	(4,380,235)	3,243,151
Payment of loans and financing	(4,156,422)	1,905,557	(2,250,865)
Payment of remuneration to shareholders	(5,032,645)	50,696	(4,981,948)
Payment of taxes and contributions refinancing	(110,745)	(10)	(110,755)
Compulsory loan and global reversal reserve	885,457	—	885,457
Others	(110,622)	224,842	114,220

Net cash from financimento activities	(901,590)	(2,199,150)	(3,100,740)

INVESTING ACTIVITIES

Lending and financing	(536,879)	—	(536,879)
Receipt of loans and financing	1,834,949	(766,326)	1,068,623
Energy credits received renegotiated	313,865	(313,865)	—
Acquisition of fixed assets	(10,386,236)	6,649,069	(3,737,167)
Acquisition of intangible assets	(144,768)	23,055	(121,713)
Acquisition of concession assets	(4,918,121)	1,577,244	(3,340,877)
Acquisition / capital increase in subsidiary	—	(4,090,940)	(4,090,940)
Grant of advance for future capital increase	—	(139,862)	(139,862)
Others	381,778	(340,477)	41,301

Net cash from investing activities	(13,455,412)	2,597,898	(10,857,514)

Increase (decrease) in cash and cash equivalents	(530,412)	(77,917)	(608,329)

Cash and cash equivalents at beginning of year	4,959,787	(1,849,943)	3,109,844
Cash and cash equivalents at end of year	4,429,375	(1,927,860)	2,501,515

	(530,412)	(77,917)	(608,329)

(c.2) New and revised rules adopted with no material effect on the consolidated financial statements

Amendments to IFRS 7 - Disclosures - Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7 require entities to disclose information about rights to compensation and related remedies (as reported on collateral requirements) for financial instruments under a compensation agreement or similar agreement.

This standard became effective on January 1, 2013 and had no impact on the consolidated financial statements.

IFRS 13 - Fair Value Measurements

IFRS 13 establishes a single source of rules for fair value measurements and disclosure about fair value measures. The scope of IFRS 13 is broad. The requirements for fair value measurement in IFRS 13 applies to items of financial instruments and non-financial instruments items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except share-based payment transactions on stocks that are within the scope of IFRS 2, lease transactions that are entered within the scope of IAS 17 and measurements that have some similarities to fair value but are not fair value (for example, the net realizable value for measurement of inventories or value in use for the purposes of assessing impairment).

This rule became effective on 1 January 2013 and had no impact on the consolidated financial statements.

IAS 19 Employee Benefits (as revised in 2011)

The IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and the fair value of plan assets when they occur and thus eliminate the “corridor approach” permitted by the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately in other comprehensive income for the asset or net liability of the pension plan recognized in the balance sheet, reflects the full value of the deficit or surplus in the plan. In addition, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced by a return value of “net interest” in accordance with IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net value of the assets or liabilities of defined benefit. Moreover, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the cost of defined benefits, including more extensive disclosures.

This standard became effective on January 1, 2013. The Company has adopted the form of recognition described above, considering it was one of the options before the revision of normative described above, thus generating no impact on the consolidated financial statements.

Amendments to IAS 1 Presentation of Financial Statements (as part of the Annual Improvements cycle of IFRS’s from 2009 to 2011 issued in May 2012)

The Annual Improvements to IFRSs 2009 - 2011 have made a number of amendments to IFRSs. The amendments that are relevant to the Group are the amendments to IAS 1 regarding when a statement of financial position as at the beginning of the preceding period (third statement of financial position) and the related notes are required to be presented. The amendments specify that a third statement of financial position is required when a) an entity applies an accounting policy retrospectively, or makes a retrospective restatement or reclassification of items in its financial statements, and b) the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position. The amendments specify that related notes are not required to accompany the third statement of financial position.

In the current year, the Company has applied IFRSs 10, 11 and 12 as described above. This has resulted in a material effect on the information presented in the balance sheet at January 1, 2012. According to the amendments to IAS 1, the Company presented the balance sheet on January 1, 2012 without the related notes, except for the disclosure requirements of IAS 8.

(c.3) New and revised standars already issued and not yet adopted.

The IASB published or changed the following pronouncements, guidelines or accounting interpretations whose adoption should be made mandatory in subsequent periods:

Applicable on or after January 1, 2014:

IAS 36 - Impairment of assets (amendment) - introduces changes and clarifications of disclosures required by this standard.

IAS 39 - Financial Instruments - Recognition and Measurement (Amendment) - clarifies that there is no need to discontinue hedge accounting if the novation of a derivative contract is linked to a hedge, provided that certain conditions are met.

IAS 32 - Financial Instruments - Disclosure (amendment) - clarifies the conditions for the submission of one or more financial instruments at their net positions.

IFRS 10 - Consolidated Financial Statements, IFRS 12 - Disclosure of Interests in Other Entities and IAS 27 - Separate Financial Statements (Amendment) - introduces changes in the rules of consolidation, dissemination and presentation of separate statements for investment companies.

IFRIC 21 - Government Exchange (new interpretation) - introduces guide for when to recognize a fee imposed by a governmental entity.

Applicable on or after January 1, 2015:

IFRS 9 (new standard) - introduces new requirements for classifying and measuring financial assets.

Modified IFRS 9 and IFRS 7 - Date of mandatory adoption of IFRS 9 and Transition Disclosures.

The Company is conducting its analysis of the impacts of these new pronouncements or changes in its financial statements.

3.2 Consolidation and investments basis in subsidiaries

The following accounting policies are applied in preparing the consolidated financial statements.

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) in which, Eletrobras holds control. Eletrobras controls an entity when it is exposed, or has rights to variable returns arising from its involvement with the organization and has the ability to affect those returns because of the power it exercises over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Eletrobras. They are deconsolidated from the date that Eletrobras ceases to have control.

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Control is achieved when the Company is exposed to, or has rights on variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of income and comprehensive income from the effective date of acquisition until the effective date of disposal, as applicable.

When necessary, the financial statements of the investees are adjusted to conform their accounting policies to those of the Company. All transactions, balances, income and expenses between group companies are eliminated in the consolidated financial statements.

The consolidated financial statements reflect the balances of assets and liabilities as of December 31, 2013, December 31, 2012 and January 1, 2012 (balance sheet) and December 31, 2013 and 2012 (notes to the financial statements), and operations for the years ended December 31, 2013 and 2012 of the Company, its direct and indirect subsidiaries and jointly controlled entities.

The subsidiaries and jointly controlled entities are substantially domiciled in Brazil.

The Company has the following principal consolidation practices:

a) Elimination of investments in invested companies, in return for participation and in their shareholders equity;

b) Elimination of receivables and intercompany accounts payable; and

c)	Elimination of intercompany revenues and expenses.

The Company uses the criteria of full consolidation that include the companies in the table below. The company’s interest is given as a total of the capital of the subsidiary.

	12/31/2013		12/31/2012
	Equity		Equity
Subsidiary	Direct	Indirect	Direct	Indirect

Amazonas Energia	100%	—	100%	—
Ceal	100%	—	100%	—
Cepisa	100%	—	100%	—
Ceron	100%	—	100%	—
CGTEE	100%	—	100%	—
Chesf	100%	—	100%	—
Eletroacre	94%	—	94%	—
Eletronorte	99%	—	99%	—
Eletronuclear	100%	—	100%	—
Eletropar	84%	—	84%	—
Eletrosul	100%	—	100%	—
Furnas	100%	—	100%	—
Boa Vista Energia	100%	—	100%	—
RS Energia*	—	—	—	100%
Porto Velho Transmissora*	—	—	—	100%
Estação Transmissora	—	100%	—	100%
Artemis*	—	—	—	100%
Rio Branco Transmissora*	—	—	—	100%
Cerro Chato I*	—	—	—	90%
Cerro Chato II*	—	—	—	90%
Cerro Chato III*	—	—	—	90%
Uirapuru	—	75%	—	75%

*	Merger Entities (Note 3.2 (d))

The consolidated financial statements include the accounts and transactions of the exclusive funds whose only shareholders are the Company and its subsidiaries, made-up of public, private and debentures of companies with securities rating of low risk and high liquidity of the stock.

Exclusive funds regularly have their financial statements reviewed / audited. These are subject to the restricted payments for services provided by the asset manager. For this reason, there are no relevant financial obligations.

(b) Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in associates and jointly controlled entities are accounted for using the equity method and are initially recognized at cost and then adjusted for recognition of the Company’s profit or loss and any other comprehensive income of the associate.

Any amount that exceeds the cost of acquisition over the Company’s interest in the net fair value of the assets, liabilities and contingent liabilities of the associate at the date of acquisition is recognized as goodwill. The premium is added to the carrying amount of the investment. Any amount of the Company’s interest in the net fair value of the assets, liabilities and contingent liabilities that exceeds the cost of acquisition, after reassessment, is recognized immediately in income.

When the Company’s share in the loss of an associate is greater than the Company’s equity interest in that associate (including any long-term investment in the associate), the Company does not recognize its equity interest under additional losses. Additional losses are only recognized if the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

(c) Investments in joint venture and joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When a subsidiary of the Company directly carries out its activities through a joint venture, the Company’s interest in the jointly controlled company and any liabilities incurred are recognized in the financial statements of its subsidiary and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Any gain from the sale or use of the Company’s interest in income of jointly controlled assets, and its share of any expenses incurred by the joint venture are recognized when it is likely that the economic benefits associated with the transactions will flow to / from the Company and its value can be measured reliably.

The Company reports its interests in joint ventures in its consolidated financial statements using the equity method.

(d) Merger of Subsidiaries

The shareholders of Eletrosul approved the incorporation to its assets during 2013, by means of merging, the following Special Purpose Entities into Eletrosul:

Specific Purpose Company Incorporated	Eletrosul Participation (%)	Date of Incorporation
Artemis Transmissora de Energia S/A	100,0%	11.01.2013
Empresa de Transmissão de Energia do Rio Grande do Sul S/A	100,0%	05.29.2013
Eólica Cerro Chato I S/A	100.0%	05.29.2013
Eólica Cerro Chato II S/A	100,0%	05.29.2013
Eólica Cerro Chato III S/A	100,0%	05.29.2013
Porto Velho Transmissora de Energia S/A	100,0%	05.29.2013

As Eletrosul owned all the shares in the stock capital of the merged companies, the merger was performed without a capital increase or the issuance of new shares.

The following are the assets and liabilities of the merged companies:

ASSETS	Artemis	RS Energia	PVTE	Cerro Chato I	Cerro Chato II	Cerro Chato I
Current	39,436	37,889	45,847	16,257	11,259	11,379
Cash and cash equivalents	22,884	12,846	15,437	14,549	9,619	9,737
Concessionaires and licensees	8,152	5,108	6,169	1,214	1,214	1,214
Other receivables	204	9,855	2,278	494	426	428
Financial assets at amortized RAP	8,196	10,080	21,963	—

Noncurrent	247,080	352,672	581,461	138,165	136,492	132,487
Linked funds	7,815	—	12,774	—	—	—
Deferred tax	2,310	3,390	2,212	554	492	—
Financial assets at amortized RAP	169,939	243,695	394,364	—	—	—
Compensable financial asset	67,016	98,693	149,588	—	—	—
Escrow deposits	—	6,789	22,396	—	—	—
Other assets	—	—	—	6	170	—
Fixed Assets	—	105	127	137,605	135,830	132,487

TOTAL OF ASSETS	286,516	390,561	627,308	154,422	147,751	143,866

LIABILITIES AND EQUITY	Artemis	RS Energia	PVTE	Cerro Chato I	Cerro Chato II	Cerro Chato I

Current	47,194	23,677	57,335	9,943	9,861	10,204
Loans and financing	14,908	15,836	3,665	9,452	9,440	9,440
Providers	538	3,157	1,581	92	92	94
Taxes payable	12,289	456	1,961	399	323	375
Dividends payable	15,649	—	—	—	—	289
Regulatory fees	2,868	1,020	1,605	—	—	—
Other provisions and payables	942	3,208	1,523	—	6	6

Noncurrent	70,047	127,752	265,845	57,654	57,406	57,412
Loans and Financing	67,623	127,752	249,469	57,483	57,406	57,406
Deferred tax	2,424	—	1,374	—	—	—
Advances future capital increase	—	—	15,000	—	—	—
Other liabilities	—	—	2	171	—	6

Net worth	169,275	239,132	304,128	86,825	80,484	76,250
Social capital	139,734	221,325	297,793	86,940	81,890	74,970
Legal reserves	6,143	733	—	—	—	57
Other Profit Reserves	22,417	13,914	—	—	—	791
Earnings / Accumulated Losses	981	3,160	6,335	115	606	432

TOTAL OF LIABILITIES AND EQUITY	286,516	390,561	627,308	154,422	147,751	143,866

On December 30, 2013, the shareholders of Eletronorte approved at an Extraordinary General Meeting its merger with Rio Branco Transmissora de Energia S.A., a special purpose subsidiary of the Company, to simplify its legal structure and reduce administrative and tax costs, and to maximize its efficiency. As a result of this merger, the company Rio Branco Transmissora de Energia S.A was extinguished and the Company became its successor.

Below we present the net assets and liabilities of the acquired company:

RIO BRANCO TRANSMISSORA DE ENERGIA S.A.

BALANCE SHEETS AS OF DECEMBER 30, 2013

Incorporation balance sheets
ASSETS		LIABILITIES

Current		Current
Cash and cash equivalents	8,899	Suppliers	249
Reibursement Rights	3,372	Loans and financing	16,336
		Taxes payable	285
		Other payables	1,106

Total current assets	12,271	Total current liabilities	17,976

Non current		Non current
Financial assets	297,558	Loans and financing	123,403
Escrow deposits	106	Deferred taxes	3,918
Deferred taxes	407	Provision for contingencies	2
Fixed assets	38

Total non current assets	298,109	Total non current liabilities	127,323

		EQUITY
		Capital stock	156,082
		Reserves	8,999

		Total Equity	165,081

Total assets	310,380	Total of Liabilities and Equity	310,380

(e) Foreign Currency Translation

(e.1) Functional and reporting currency

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

In preparing the financial statements of the individual companies, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into to hedge certain foreign currency risks; and

•	exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the group’s foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

The Consolidated Financial Statements are presented in reais (R$), which is the parent company’s functional and reporting currency.

3.3. Cash and cash equivalent

Cash and cash equivalents include cash, bank deposits and other short-term highly liquid investments with original maturities of three months and with insignificant risk of change in value.

3.4. Customers and provision for doubtful accounts

Accounts receivable from customers (consumers and retailers) are composed of credits from the sale and supply of electricity, including those resulting from electricity traded under the Câmara de Comercialização de Energia Elétrica – CCEE, and are initially recognized at fair value and subsequently measured at amortized cost less allowance for doubtful accounts cost.

Accounts receivable are generally settled within a period of 45 days, which is why the book value represents substantially the fair value on the date of the book’s closure.

The balance also includes the power supply from distribution activities which has not yet been billed. This is measured based on estimates, taking in to consideration the historical consumption of MW/h.

If the maturity is equivalent to one year or less, the receivables are classified as current assets. Otherwise, they are presented as non-current assets (Note 7).

3.5. Fuel Consumption Account - FCA

Under Law 8,631, of March 4, 1993, the Company administers the amounts for payments made by concession holders of public electricity service to the Fuel Consumption Account – FCA. This corresponds to annual expenses to subsidize fuels for electricity generation. The amounts are recorded under current assets. Current liabilities account for the available funds, held in a bank account, and shares unsettled by concession holders. The amounts recorded as assets are fixed by the profitability of the investment and represent restricted cash and may not be used for other purposes.

Operations with FCA do not affect the Company’s results.

3.6. Guarantees and Restricted Deposits

The recorded amounts are reserved for legal and/or contractual compliance. They are measured by their acquisition cost plus interest and monetary restatement based on legal provisions and adjusted for impairment where applicable. These assets are considered loans and receivables, and their redemption is conditioned to the conclusion of legal proceedings to which these deposits are connected.

3.7. Warehouse

Warehouse materials, classified as current assets, are registered at average acquisition cost, which does not exceed their replacement costs or net realization value. The inventories costs are determined by the average cost method. The net realization value represents the estimated selling price for inventories less all estimated costs for the conclusion and necessary costs to make the sale.

3.8. Supply of nuclear fuel

Composed of uranium concentrate in stock, the corresponding services and elements of nuclear fuel used in nuclear power plants, Angra I and Angra II, are recorded at their acquisition cost.

Uranium ore and the services necessary for its manufacturing are accounted for as noncurrent assets, under Nuclear Fuel Inventory. Once manufactured, the portion to be consumed in the next 12 months is classified as a current asset.

The consumption of nuclear fuel elements is proportionally recognized in the income statement, considering the monthly electricity actually generated in relation to the total energy provided for each fuel element. Inventory and evaluation of used nuclear fuel elements is carried out periodically.

3.9. Fixed assets

The Company has evaluated that part of its generation assets, including nuclear generation and certain assets of corporate use are not within the scope of IFRIC 12 – Service Concession Agreements (Note 3.10). Until December 31, 2011, these assets were accounted for at value cost, minus depreciation and impairment losses for assets which do not have their concession agreement renewed. As of December 31, 2012, supported by its concession agreements and the applicable indemnity rules pursuant to Law 12,783/2013 (see note 2.1), the Company considered the reversal of residual net assets to the Federal Government at the end of the concession. Thus, for the concession’s not renewed, the company began to estimate that these assets may be indemnified by the depreciated New Replacement Value (VNR). Calculated based on the methodology, the parameters and the basic criteria used by the Energy Research Company - EPE in the calculation of indemnification from the concession holders directly affected by Law 12,783/2013, and keeping the lower value between the net book value and the estimated NRV. For qualifying assets, borrowing costs are capitalized in accordance to the Company’s accounting policy. These fixed assets are classified in the appropriate categories of fixed assets when they are concluded and ready for their intended use. Depreciation of these assets starts when they are ready for the intended use in the same basis as other fixed assets.

Depreciation is calculated based on the estimated useful life of each asset, by the linear method, so that the cost value less its residual value, after its useful life, is fully written off (except for land and constructions in progress). The Company considers that the estimated useful life of each asset is similar to the depreciation rates established by ANEEL, which are deemed acceptable by the market as they appropriately express assets’ useful life. Additionally, in connection with the Company’s understanding of the current regulatory framework for concessions, it has been considered the indemnification at the end of the concession based on the lower value between the VNR or net book value, this factor being considered in measurement of fixed assets (see details in Note 16).

Assets held through financial leasing are depreciated by the expected useful life, as assets owned by the Company, or for a shorter period, when applicable, under the terms of the respective leasing contract.

A fixed asset item is written off after sale or when there are no future economic benefits resulting from continuous use of the asset. Any gains and losses in sales or write-off of fixed asset items are determined by the difference between the amounts received from the sale and the carrying amount and are recognized in the income statement of the year.

3.9.1. Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. The company considers the following criteria:

a)	The capitalization period occurs when the qualifying asset is under construction, and interest capitalization ceases when the item is available for use;

b)	Interest is capitalized based on the weighted average rate of the loans and financing outstanding on the date of capitalization, or for those assets in which there are specific loans, the rates of these specific loans;

c)	Interest, which capitalizes on a monthly basis, does not exceed the amount of interest incurred during the capitalization period;

d)	Capitalized interests are depreciated using the same criteria than the estimated useful life of the item for which they have been incorporated.

To the extent that variable rate borrowings are used to finance a qualifying asset and are hedged in an effective cash flow hedge of interest rate risk, the effective portion of the derivative is recognized in other comprehensive income and released to profit or loss when the qualifying asset impacts profit or loss. To the extent that fixed rate borrowings are used to finance a qualifying asset and are hedged in an effective fair value hedge of interest rate risk, the capitalised borrowing costs reflect the hedged interest rate.

Gains on investments arising from temporary investment of resources from specific loans and financing, not spent yet with the qualifying asset, are deducted from borrowing costs and financing eligible for capitalization, whenever the effect is material.

All other borrowing costs and financings are recognized in the income statement of the year they are incurred.

3.10. Concession contracts

The Company has concession contracts in the sectors of generation, transmission and distribution of electricity, signed with the granting power of the Brazilian federal government, for periods ranging from 20 years to 35 years, being all contracts by sector and being very similar in terms of rights and obligations of the concessionaire and of the Federal Government. The terms of the main concessions are described in Note 2, and the alterations and effects arising from Law 12,783/2013 are demonstrated in Note 2.1.

I – Tariff System

a)	The electricity distribution tariff system is controlled by the National Electricity Regulatory Agency – ANEEL, and such tariffs are annually adjusted, and reviewed each four year period, aimed at maintaining the economical-financial balance of the concessionaire, considering conservative investments made and the cost and expense structure of the reference company. The services are charged directly to the users, based on the volume of the consumed electricity and the authorized tariff (See Note 17 b).

b)	The electricity transmission tariff system is regulated by ANEEL and there are periodic tariff reviews being established an Annual Allowed Revenue – RAP. The RAP is updated annually by an inflation rate and subject to periodic reviews to make up for new investments and occasional issues of economic-financial balance of the concession contracts. This tariff system was modified for the concessions renewed pursuant to Law 12,783/2013 (See note 17 b).

c)	The electricity generation tariff system was, in general, based on a regulated tariff until 2004. After this date, in connection with the changes in regulations for this sector, it changed from tariff basis to a price system. The electricity generation companies are free to participate in electricity auctions for the regulated market. In this case, a base price and the final price are established in a competition between the participants at the auction. Additionally, electricity generation companies may enter into sale agreements with consumers qualifying in the free consumers category (definition based in demanded power in MW). This tariff system was modified for the concessions renewed pursuant to Law 12,783/2013 (See Note 2.1).

II – Transmission and Distribution Concessions

Concession contracts regulate the activities of electricity distribution and transmission of public utilities by the Company, where:

1) Electricity distribution

a) The contract establishes which services the operator shall render and to whom (in the consumer class) the services shall be rendered;

b) The contract establishes performance standards for public utility, related to maintaining and improving service quality to the consumers. When the concession matures, the concessionaire is required to return the infrastructure in the same conditions that it had received it when it entered into these contracts. To comply with these obligations, constant investments are made during the term of the concession. Therefore, assets linked to the concession might be replaced, sometimes, until the end of the concession;

c) At the end of the concession, assets linked to infrastructure must revert to the Federal Government through the payment of an indemnity determined by Regulatory Remuneration Base – RRB depreciated (See Note 2.1)

2) Electricity transmission

a) The price (tariff) is regulated and denominated Annual Allowed Revenue (RAP). The electricity transmission company cannot negotiate prices with users. For some contracts, RAP is fixed and monetarily updated by price indexes once a year. For the remaining contracts, RAP is monetarily updated by a price index once a year, and is reviewed each five years. Generally, RAP for any electricity transmission company is subject to annual review due to increasing assets and operational expenses arising from modifications, improvements and enlargement of facilities. Tariffs level (RAP) was changed from the renewal of concessions directly affected by Law 12,783/2013 (See Note 2.1).

b) Assets are revertible at the end of the concession and are entitled to indemnification (cash) from the Federal Government on investments not yet amortized, determined by the new replacement value - VNR. There are still assets of renovated concessions, outstanding grants approval of ANEEL, and hence, pending indemnification, see details in Note 2.1.

II.1 Adoption of IFRIC 12 - Services Concession Agreements, applicable to public-private concession contracts in which the public entity:

a) Controls or regulates the type of services that may be rendered, with resources to the underlying infrastructure;

b) Controls or regulates the price for the services rendered;

c) Controls/holds significant interest in the infrastructure at the end of the concession.

A public-private concession typically presents the following characteristics:

a) An infrastructure underlying to the concession, which is used to render services;

b) An agreement/contract between the Federal Government and operator;

c) The operator renders a set of services during the concession;

d) The operator receives compensation throughout the term of the concession agreement, either directly from the Federal Government, or from users of the infrastructure, or from both;

e) Infrastructures are transferred to the Federal Government at the end of the concession, usually free of charge or also by means of payment.

According to IFRIC 12, concession infrastructures qualifying in the rule are not recognized by the concessionaire as fixed assets, once the operator is not deemed to be in control of such assets. These are, therefore, accounted for using one of the following accounting models, depending on the type of compensation commitment assumed by the Federal Government within the scope of the contract:

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

This model is applied when the concession includes compensation guaranteed by the Federal Government and compensation depending on usage level of the concession infrastructure.

Based on the characteristics established in the electricity distribution concession contracts of the Company and its subsidiaries and in the requirements of the rule, the following assets are recognized in the electricity distribution business:

a)	Estimated share of the net amortized or depreciated investments made until the end of the concession are classified as a financial asset, as they are an unconditional right to receive cash or other financial asset directly from the Federal Government; and

b)	Remaining portion of the financial asset (residual value) is classified as an intangible asset due to its recovery being subject to the use of the public service, in this case, electricity consumption by consumers.

The infrastructure received or built for the distribution activity is recovered through two cash flows, as follows:

a)	Partly through electricity consumption by consumers (monthly invoicing based on the measure of electricity and power consumed/sold) during the term of concession; and

b)	Partly as an indemnification of the reversible assets at the end of the concession, to be received directly from the Federal Government or from whom it delegates this task to.

This indemnification shall be paid based on investments related to reversible assets, not yet amortized or depreciated, that have been made aiming at assuring the services continuity and efficiency.

The electricity distribution concessions of the Company and its subsidiaries are not onerous. Therefore, there are neither fixed financial obligations nor payments to be made to the granting authority.

For the electricity transmission activity, the Annual Allowed Revenue – RAP is received from companies that use its infrastructure through the tariff for transmission system use (TUST). This tariff results from dividing some specific values amongst transmission users; (i) the RAP of all transmission companies; (II) services rendered by the National Electric System Operator - ONS; and (III) regulatory charges.

The Federal Government has delegated to generation companies, distribution companies, free consumers, export and import companies the monthly payment of RAP, which can be granted by the transmission of the regulatory framework, constituting an unconditional contractual right to receive cash or other financial asset. For this reason, the credit risk is low.

Considering that the Company is not exposed to credit risks and the demand and revenue is earned based in the availability of transmission lines, all the infrastructure was accounted for as a financial asset.

The financial asset includes the indemnification that shall be paid based on parts of investments linked to reversible assets, not yet amortized or depreciated, which have been made in order to ensure the continuity and efficiency of the services.

III. Generation Concessions

a)	Hydraulic and thermal generation – the concessions, not directly affected by Law 12,783/2013 (See Note 2.1), are not within the scope of IFRIC 12, in view of price characteristics instead of regulated tariff. The only exception refers to generation at Amazonas Energia, which is destined exclusively to the distribution operation and which has a specific tariff mechanism. As of January 1, 2013, the concessions directly affected by Law 12,783/2013 and beyond the scope of IFRIC 12, become part of the scope of such regulations.

b)	Nuclear generation – It has a defined tariff system, however, it differs from other generation contracts for being a permission instead of a concession. There is no established term for the end of the permission as well as the characteristics of significant control of the assets by the Federal Government at the end of the permission period.

IV. Itaipu Binacional

a) Itaipu Binacional is governed by a Bilateral Treaty signed in 1973 in which the tariff conditions were established, considering the basis of tariff formation as being determined exclusively to cover expenses and service the debt of this Company;

b) Tariff basis and trading terms are in force until 2023, which corresponds to a significant part of the useful life of the power plant.

The infrastructure has been classified as a financial asset taking into consideration the following aspects:

c) The financial flow was established mainly to enable payment of the debt service, with final maturity in 2023;

d) The trading of electricity from Itaipu was subrogated to the Company, however it arose from previously signed contracts with distribution companies, under previously defined payment conditions.

e) Pursuant to Law 10,438, of April 26, 2002, the commitments of acquisition and transfer to distribution concession holders of electricity services from Itaipu Binacional signed so far by Furnas and Eletrosul, subsidiaries of Eletrobras, with electricity distribution concession holders were transferred to the Company. Debt arising from trading electricity from Itaipu Binacional was renegotiated with the Company, originating financing contracts. These contracts were initially accounted for at fair value, and, subsequently, measured at amortized cost using the effective interest method.

f) The terms of the treaty guarantee the reimbursement of the Company even in the event of lack of generating capacity or operational problems with the power plant.

V. Financial asset – Public Utility Concessions

The Company recognizes a receivable credit from the Federal Government (or from whom the Federal Government has granted it to) when it has an unconditional right to receive cash at the end of the concession as an indemnification for investments made by electricity distribution, transmission and generation companies and not recovered through services related to the concession. These financial assets are accounted for at fair value of the rights and are calculated based on the estimated part of investments made and not amortized or depreciated until the end of the concession. Assets related to electricity distribution are compensated based on the Weighted Average Cost of Capital - WACC (capital cost) regulatory remuneration, being this factor included in the tariff basis and assets related to electricity transmission are compensated based on the internal rate of return of the enterprise. In the case of generation, only the assets related to concessions directly affected by Law 12,783/2013 (see note 2.1) and formed from the abovementioned law, are considered financial assets to be paid in the same manner as transmission, provided that the acquisition of such assets is approved by MME and ANEEL.

These accounts receivable are classified as current and non-current considering the receiving expectation of these amounts, based on the termination date of the concessions.

3.11 Intangible Assets

The Company recognizes as an intangible asset the right to charge users for providing electricity distribution services (for the generation, the infrastructure of Amazonas Energia, which has exclusive relation with distribution activity of this same company, is also classified as intangible asset). The intangible asset is determined as the residual value of the construction revenue earned for the construction or acquisition of infrastructure made by the Company and the amount of the financial asset related to the unconditional right to receive cash in the end of the concession as an indemnification.

The asset is presented net of accumulated amortization and impairment losses, when applicable.

The amortization of the intangible asset reflects the pattern in which the future economic benefits of the asset are expected to be consumed by the Company, or the final term of the concession, whichever may occur first. The consumption pattern of the assets is related to its economic useful life considering that the assets built by the Company comprise the calculation basis for measuring the tariff for rendering the services of the concession.

The amortization of the intangible asset starts when it is available for use, in its location and in the conditions necessary to operate in the expected manner by the Company. The amortization ceases when the asset has been fully consumed or written off, no longer comprising the calculation basis of the tariff for rendering the services of the concession, whichever may occurs first.

The Company performs annually the recoverability test on their assets, using the method of present value of future cash flows generated by the assets considering that there is no active market for the assets connected to the concession (See Note 19).

Intangible assets are basically comprised by usage rights of the concession, but also include goodwill on the acquisition of investments and specific expenditures associated to the acquisition of rights, plus the respective implementation costs, as may be applicable.

Intangible assets with defined a useful life acquired separately are registered at cost, deduced of accumulated amortization and impairment losses. The amortization is accounted for by the linear method based on the estimated life cycle of the assets. The estimated useful life and the amortization method are reviewed in the end of each fiscal year and the effects of any changes are accounted for in a timely manner.

Intangible assets with an indefinite useful life are registered at cost, deducted from accumulated impairment losses.

3.11.1. Concessions (Use of Public Asset – UPA)

The Company and some subsidiaries have concession contracts with the Federal Government for usage of public property for electricity generation in certain power plants.

The amounts identified in the contracts are presented at future prices and, therefore, the Company and its subsidiaries have adjusted these contracts to present value based on the discount rate calculated for the maturity date.

The liability updating due to the discount rate and monetary restatement as defined in the concession contract is being capitalized in the assets during the construction of the power plants and will be, as of the date of startup, recognized directly in the income statement.

These assets are recorded in intangible assets as corresponding entry of non-current liability.

3.11.2 Expenditures with Studies and Projects

The amounts spent on studies and projects, including feasibility studies, hydroelectric utilization and transmission lines inventories are recognized as operating expenses until the economic feasibility of their exploration or the granting of the concession or authorization are effectively proved. From the concession and/or authorization for the exploration of the electricity public utility, or the confirmation of the project’s economic feasibility, the expenses incurred are capitalized as project development costs. Currently, the Company does not have capitalized amounts referring to expenses with studies and projects.

3.12 Impairment of non-financial assets, excluding goodwill

At the end of each fiscal year, the Company evaluates if there is any evidence that its non-financial assets have suffered any impairment losses. In case there is such evidence, the recoverable amount of the asset is estimated, in order to measure the amount of this loss, if any. When it is not possible to individually estimate the recoverable amount of an asset, the Company calculates the recoverable amount of the cash-generating unit to which the asset belongs.

When a reasonable and consistent allocation basis can be identified, corporate assets are also allocated to individual cash generating units or to the smallest group of cash generating units to which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the highest value between fair value less sale costs or the value in use. In the evaluation of the value in use, future estimated cash flows are discounted at present value at a discount rate which reflects an updated appraisal of the money value in time and of the specific risks related to the asset for which the estimated future cash flows was not made.

If the calculated recoverable amount of an asset (or cash generating unit) is lower than its carrying amount, the book equity value of the asset (or cash generating unit) is reduced to its recoverable amount. The loss corresponding to the reduction of the recoverable value is immediately recognized in the income statement.

When the impairment loss is subsequently reversed, there is an increase in the carrying amount of the asset (or cash generating unit) due to the reviewed estimate of its recoverable amount. Such increase cannot exceed the carrying amount that would have been determined if no impairment loss was accounted for the asset (or cash generating unit) in previous fiscal years. The reversal of the impairment loss is immediately recognized in the income statement.

Due to historical operational losses on distribution companies of Eletrobras, the Company annually performs the recoverability test using the method of the present value of future cash flows generated by the assets, resulting in an amount lower than the amount recorded in distribution companies (See Notes 2.1 and 18). In addition, for the other business units are subject to the impairment test through the discounted annual cash flow method. An assessment is individually made for each generation and transmission concession contract.

3.13. Goodwill

Goodwill resulting from a business combination is presented at cost on the date of the business combination, net of the accumulated impairment loss, if applicable.

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the cash generating units of the Company (or groups of cash generating units) that will benefit from the synergies arising from the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Considering that the investing operations of the Company are linked to operations under concession contracts, goodwill arising from the acquisition of such entities represents the concession right with a defined life cycle, accounted for as an intangible asset of the concession. The amortization is calculated according to the concession’s term.

3.14. Business combinations

In consolidated financial statements, business acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value. Such fair value is calculated by the sum of the fair values of the assets transferred by the Company, the liabilities assumed by the Company on the date of acquisition with the former owners of the acquiree and the equity issued by the Company in exchange for control of the acquiree. The acquisition related costs are generally recognized in the outcome, when incurred.

On the acquisition date, the identifiable acquired assets and assumed liabilities are recognized at fair value at the acquisition date, except for:

•	assets or deferred tax liabilities and assets and liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 - Income Taxes and IAS 19 - Employee Benefits, respectively;

•	liabilities or equity instruments related to the acquiree’s share-based payment agreements or Group share-based payment arrangements concluded in place to the acquiree’s share-based payment agreements are measured in accordance with IFRS 2 - Share-Based Payment at the acquisition date; and

•	assets (or disposal groups) classified as kept for sale according to IFRS 5 - Non-Current Assets Kept for Sale and Discontinued Operations which are measured by this Rule.

Goodwill is measured as the excess of the sum of the (1) consideration transferred, (2) the value of the noncontrolling interest in the acquiree and; (3) the fair value of the acquirer’s previously owned interest in the acquiree (if any) over the net values of the acquisition date of the identifiable acquired assets and assumed liabilities. If, after evaluation, the net value of identifiable acquired assets and assumed liabilities at the acquisition date are greater than the sum: (1) of the consideration transferred; (2) the value of the noncontrolling interest in the acquired; (3) and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is immediately recognized in the outcome as a gain.

Non-controlling interests that match current interests and grant their holders the right to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured at fair value. This can also be measured based on the proportionate share from non-controlling interests in the recognized amounts of the acquiree’s identifiable net assets. The selection of the measurement method to be used is made on a transaction to transaction basis. Other kinds of non-controlling interests are measured at fair value or, when applicable, as described in other IFRS.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at fair value for the acquisition. In addition, it is included in the consideration transferred in a business combination. Changes in the fair value of contingent consideration classified as measurement period adjustments are retroactively adjusted with corresponding adjustments to goodwill. The measurement period adjustments represent adjustments resulting from additional information obtained during the “measurement period” (which may not exceed one year from the date of acquisition) relating to existing facts and circumstances at the date of acquisition. The measurement period shall not exceed one year from the date of purchase.

The subsequent accounting for changes in fair value of contingent consideration not classified as measurement period adjustments depends on the classification of the contingent. The contingent consideration classified as equity is not re-evaluated for the subsequent financial statements dates and its corresponding settlement is accounted for in equity. The contingent consideration classified as asset or liability is re-evaluated on a subsequent date of the financial statements in accordance with IAS 39 - Financial Instruments: Recognition and Measurement, or IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, as applicable, with the corresponding gain or loss recognized in the outcome.

When a business combination is achieved in stages, the previous interest held by the Company in the acquiree is re-evaluated at fair value at the acquisition date (i.e. the date on which the Company acquires control) and the corresponding gain or loss, if any, is recognized in the outcome. Values of acquired shares before the acquisition date which have previously been recognized in “Other comprehensive income” are reclassified in to profit and loss, to the extent that such treatment is appropriate in case such interest is sold.

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

Business combinations that occurred until December 31, 2008 were accounted for in accordance with the CVM instruction 247/1996. Goodwill and discounts ascertained by the acquisition of non-controlling interests after January 1, 2009, date of the initial IFRS usage, are fully allocated to the concession contract and recognized as intangible assets.

3.15. Taxation

Expenses with income tax and social contribution represent the sum of current and deferred taxes. In addition, the option of calculating taxes on the Company’s result is made through the real income method.

3.15.1 Current taxes

Provision for income tax (IRPJ) and social contribution (CSLL) is based on the taxable income for the year. Taxable income differs from the net income presented in the income statement, because excludes taxable revenues or deductible expenses in other years, as well as to excluding nontaxable or non-deductible items permanently. Provisions for income tax and social contribution are individually calculated for each subsidiary of the Company. The Group’s current tax is calculated using tax rates that have been enacted or substantially enacted by the end of the reporting period.

3.15.2. Deferred taxes

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

Deferred tax assets and liabilities are measured by applicable tax rates in the period in which it is expected that the liability is settled or the asset is realized, based on tax rates established by tax legislation in force in the end of each reporting period, or when a new legislation has been approved. Measurement of deferred tax assets and liabilities reflects tax consequences resulting from the manner in which the Company expects, in the end of each reporting period, to recover or settle the carrying amount of these assets and liabilities.

Current and deferred taxes are recognized in the income statement, except when they correspond to items registered in Other Comprehensive Income, or directly in shareholders’ equity, a case in which current and deferred taxes are also recognized in Other Comprehensive Income or directly in shareholders’ equity, respectively. Where the current and deferred taxes are derived from the initial accounting of a business combination, the tax effect is considered in accounting for the business combination.

3.16. Financial instruments

Financial assets and liabilities are recognized whenever an entity of the Company is part of the contractual provisions of the agreement.

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

3.16.1. Financial assets

Financial assets are classified in the following specific categories: financial assets at fair value through result, investments held to maturity, financial assets available for sale and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined on the date of the initial recognition.

(a)	Financial assets at fair value through profit or loss

A financial asset is classified as held for trading if:

a)	It is purchased primarily to be sold in the short term; or

b)	On initial recognition it is part of a portfolio of identified financial instruments that Eletrobras jointly manages and it has a recent actual pattern of obtaining short-term profits; or

c)	It is a derivative that is not designated as an instrument of effective “hedge”.

A financial asset beyond those held for negotiation can be designed at fair value through the outcome in the initial recognition if:

a)	Such designation significantly eliminates or reduces an inconsistency or measure or recognition that would otherwise arise; or

b)	The financial asset is part of a group of managed assets or financial liabilities or both; and

c)	Its performance is evaluated based on fair value, in accordance with the documented risk management strategy or Company’s investment, and when the information about the grouping is provided internally on the same basis; or

d)	It is part of a contract containing one or more embedded derivatives, and the IAS 39 - Financial Instruments: Recognition and Measurement allows the combined contract (asset or liability) to be fully designated at fair value through the profit or loss.

The financial assets are classified at fair value through the result when they are held for negotiation with sales purpose in the short term or designed at fair value through the result.

The financial assets measured at fair value through the result are accounted for at fair value and any resulting gains or losses are recognized in the outcome. Net gains and losses recognized in the result incorporate other financial income and expenses in the income statement.

(b)	Held-to-maturity investments

Held-to-maturity investments correspond to non-derivative financial assets with fixed or determinable payments and fixed maturity date that the Company has the positive intention and ability of keeping until maturity. After initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method, minus possible loss impairment.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including accounts receivable from clients and others, cash and cash equivalents, and others) are initially accounted for by their acquisition value, which is the fair value of the paid price, including the transactions expenses. After the initial recognition it is measured at amortized cost using the effective interest method, deduced of any impairment losses.

Interest revenue is recognized through application of the effective interest rate.

(d)	Available-for-sale financial assets

Available-for-sale financial assets correspond to non-derivative financial assets designated as available for sale, or not, classified as:

1) Financial assets at fair value through result,

2) Investments held to maturity, or

3) Loans and receivables.

Changes in the carrying value of monetary financial assets available for sale due to fluctuation in exchange rates (see below), the interest income calculated using the effective interest method and the dividends on stock investments available for sale are recognized in the income statement. The changes in the fair value of financial assets available for sale are recognized in Other comprehensive income. When the investment is sold or presents impairment, the cumulative gain or loss previously accounted in the Other comprehensive incomes is reclassified to the income statement.

3.16.2. Impairment of financial assets

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

In the case of capital investments classified as available for sale, a significant or long fall in the fair value of a security below its cost is also evidence that the assets are deteriorated. If there is any evidence of this type for financial assets available for sale, the cumulative loss it will be withdrawn from the asset and recognized in the result consolidated demonstration. Such cumulative loss is measured as the difference between the acquisition cost and the current fair value, minus any impairment loss on the financial asset previously recognized in the income statement. Impairment losses recognized in the income statement in equity instruments are not reversed in the scope of the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available to increase sales, and this increase can be objectively related to an event occurred after the impairment loss have been recognized in the result, the impairment loss is reverted through the income statement.

For certain categories of financial assets, such as accounts receivable, assets are collectively evaluated, even if there are no evidence that they are registered for a higher value than the recoverable one when evaluated individually. Objective evidence of impairment for a credit portfolio may include the Company’s past experience in the collection of payments and the increasing in number of late payments after the average collection period, as well as observable changes in the national or local economic conditions related to default of receivables.

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

The carrying amount of the financial asset is directly reduced by the loss on impairment for all financial assets, with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance. Subsequent recoveries of amounts previously accrued are credited to the allowance. Changes in the carrying amount of the allowance account are recognized in the income statement.

For financial assets carried at amortized cost, if in a subsequent period, the amount of loss from the impairment decreases, and the decrease can be objectively related to an event occurring after the impairment has been recognized, the previously recognized loss is reversed through the outcome, as long as, the carrying value of the investment at the date of this reversal does not exceed the possible amortized cost if the impairment had not been recognized.

3.16.3. De-recognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from this asset expire or is transferred together with all the risks and benefits of ownership. If the Company does not transfer or does not hold substantially all risks and benefits of ownership of the financial asset, but remains controlling the transferred financial asset, the Company recognizes the interest held and the respective liability in the amounts it shall pay. If it holds substantially all risks and benefits of ownership of the transferred financial asset, the Company remains recognizing this asset, as well as a guaranteed loan for the revenue earned.

In the derecognition of a financial asset, the difference between the carrying amount of the asset and the sum of the consideration received and receivable and the accumulated gain or loss recognized in Other Comprehensive Income and accumulated in equity, is recognized in the income statement.

3.16.4. Financial liabilities and equity instruments

Instruments of debt and equity issued by an Eletrobras entity are classified as financial liabilities or equity in accordance with the nature of the contractual arrangement and the definitions of a financial liability and equity instrument. An equity instrument is a contract that evidences a residual interest in the assets of a company after deducting all its /liabilities. Equity instruments issued by Eletrobras are recognized when the resources are received, as net of direct issue costs.

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

3.16.5. Derecognition of Financial liabilities

The Company reduces financial liabilities only when the Company’s obligation is extinct or when they expire. The difference between the carrying amount of the reduced financial liability and the paid and payable consideration is recognized in the income.

3.16.6. Financial guarantee agreements

Financial guarantee agreements consist of contracts that require the issuing company to make specified payments in order to reimburse the holder for losses arising from the circumstance when the specified debtor does not pay on the maturity date, according to the initial or amended conditions of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value in the date of issuance of the guarantee. Subsequently, liabilities related to guarantees are measured by the highest initial value minus the amortization of the recognized rates and the best estimate of the amount required to settle the guarantee.

These estimates are established based on the experience with similar transactions and on the history of past losses together with judgment by the Company’s management. The rates received are recognized based on the linear method throughout the life of the guarantee. Any increase in liabilities related to guarantees is stated, when incurred, in operating expenses. (See Note 22).

3.16.7. Derivative financial instruments

The Company has derivative financial instruments to hedge its exposure to interest rate and exchange rate risks, including exchange contracts, interest rate and currency swaps. Note 44 include detailed information regarding derivative financial instruments. Certain jointly controlled companies entered into derivative agreements, and, in some cases, the hedge accounting policy has been applied.

Initially, the derivatives are recognized at fair value on the date a derivative agreement is entered into and, subsequently, are re-measured to their fair value at the end of the fiscal year. Occasional gains or losses are immediately recognized in the result, except when the derivative has been designated as, and effectively is a cash flow hedge instrument; in this case, the moment of recognition in the income statement depends on the nature of the hedge relationship (See item 3.16.9).

3.16.8. Embedded derivatives

Embedded derivatives in non-derivative contracts are treated as a separate derivative when their risks and characteristics are not strictly related to the respective contracts and these are not measured at fair value through profit or loss.

3.16.9 Hedge Accounting

The Company has a hedge accounting policy and the financial derivative instruments designated as hedge operations are initially recognized at fair value on the date the derivative agreement is signed, being subsequently restated, also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value is negative.

At the beginning of the hedge ratio, the Company documents the ratio between the hedge instrument and the object item of the hedge with its risks management objectives and its strategy to assume various hedge operations. Additionally, in the beginning of the hedge and continuously, the Company records if the hedge instrument used in a hedge operation is highly effective at offsetting changes in the fair value or in the cash flow of the object item being hedged, attributable to the risk inherent to the hedge.

For hedge accounting purposes, the Company uses the following classifications:

(a)	Fair Value Hedges

Changes in the fair value of derivatives designated and qualified as fair value hedges are accounted for in the income statement, with any changes in the fair value of the object items being hedged attributed to protected risk. Changes in the fair value of hedge instruments and in the object item being hedged attributable to hedge risk are recognized in the income statement.

Hedge accounting is prospectively discontinued when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or executed, or when it no longer qualifies for hedge accounting. The adjustment to fair value of the hedged item, arising from risk hedge, is recorded in the outcome thereafter.

(b)	Cash Flow Hedges

The effective part of the changes in the fair value of derivatives that are designated and qualified as cash flow hedge are accounted for as other comprehensive income. Gains or losses related to the non-effective part are immediately recognized in the income statement.

The amounts previously recognized in other comprehensive outcomes and accumulated in the balance sheet are reclassified to the income statement in the year when the object item being hedged is recognized in the income statement.

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

The Company uses derivative financial instruments for financial risk management, as described in Note 44. As of October 1, 2013, the Company adopted hedge accounting procedures under the provisions of IAS 39 aimed at reducing volatility in the financial statements generated by the marking to market of derivative financial instruments and greater transparency of activities of the Risk Management of the Company.

At the initial date, the Company designated its interest rate hedges as cash flow hedges, therefore, the effective change in fair value of hedging instruments will be blocked in the account of other comprehensive income. As the secured debt is recognized in financial income, the change in fair value in other comprehensive income blocked the hedge is recognized in financial income based on the effective interest rate. Every quarter of effectiveness tests are performed to assess whether the derivative instruments is protected and it continues to effectively protecting the linked debt. If during the effective test there is an infective portion, this value is immediately recognized in the financial result.

Each hedging relationship is documented so that the secured debt, the designated derivative, the goal, the strategy of risk management, contract terms designated for hedge accounting and the measurement methodology of prospective and retrospective effectiveness is identified and recorded.

3.17. Post-employment benefits

3.17.1. Retirement liabilities

The Company and its subsidiaries sponsor a number of pension plans, which are generally funded by contributions to these pension funds, determined by periodic actuarial calculations. The Company sponsors defined benefit and also defined and variable contribution plans. A contribution plan is a pension plan under which the Company pays defined contributions to a separate entity. Additionally there is no legal or constructive obligation to pay contributions if the fund does not possess sufficient assets to pay, to all employees, benefits related to the services rendered by the employees in the current and previous years linked to this type of plan. A defined benefit plan is different from a defined contribution plan, given that such defined benefit plans establish the value of a postemployment benefit an employee will receive upon retirement, usually depending on one or more factors, such as age, time of service and remuneration. In this type of plan, the Company has an obligation to honor the commitment made if the fund does not hold sufficient funds to pay all employees the benefits relating to services rendered in current and previous years.

The liability recognized on the Balance Sheet related to defined benefit plans is the fair value of the defined benefit liability on the date of the balance sheet, minus the fair value of the plan assets. The defined benefit liability is calculated annually, using the projected credit unit method. The present value of the defined benefit liability is determined by discounting the estimated future cash outflow. The interest rates used in this discount are consistent with market securities, which are denominated in the currency in which the benefits will be paid and that have maturities close to those of the respective pension plan liability.

Actuarial gains and losses arising from adjustments based on experience and changes in actuarial assumptions and in the income of the assets of the plan accounted for in other comprehensive outcome.

Past service costs are immediately recognized in the income statement, in the period of occurrence of a change in the plan.

Regarding the defined contribution plans, the Company pays contribution to public or private pension plans on compulsory, contractual or voluntary basis. As soon as the contributions have been made, the Company has no additional payment-related obligations. The contributions are recognized as pension plan expenses. Pre-paid contributions are recognized as a cash reimbursement assets or a reduction of future payments.

3.17.2. Other post-employment liabilities

Some subsidiaries of the Company offer post-retirement medical assistance benefits to their employees, as well as life insurance for active and inactive employees. The right to these benefits is usually conditioned to the employee’s continuity in the job until retirement age and conclusion of a minimum service time or invalidity while the employee is active.

The expected costs of these benefits are accumulated during the employment period, under the same accounting methodology used for defined benefit pension plans. Actuarial gains and losses, arising from adjustments based on experience and in changes to actuarial assumptions, are charged or credited in other comprehensive outcome in the remaining expected service period of the employees. Qualified independent auditors measure these liabilities, annually.

3.17.3. Termination Benefits

Termination benefits are payable when employment is terminated by Eletrobras before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Eletrobras recognizes termination benefits on the first of the following dates: (i) when Eletrobras can no longer withdraw the offer of those benefits, and (ii) when an entity recognizes restructuring costs that are within the scope of IAS 37 and involving the payment of severance benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees that are expected to accept the offer. The benefits that expire after 12 months from the balance sheet date are discounted to present value.

3.18. Provisions

The provisions are recognized for present liabilities (legal or presumed) resulting from past events, for which it is possible to reasonably estimate the values in a reliable way and for which settlement is probable. The amount recognized as a provision is the best estimate of the requirements to settle a liability at the end of each reporting period, considering the risks and uncertainties related to the liability. When the provision is measured based on the estimated cash flows to settle the liability, it carries the amount corresponding to the present value of these cash flows (when the effect of time value of money is relevant).

When some or all the economic benefits required to settle a provision may be recovered from a third party, an asset is recognized if, and only if, the reimbursement is nearly certain and the value can be reliably measured.

3.18.1. Provision for asset decommission

As provided for in the pronouncement IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, a provision is recorded throughout the short period between the economic useful life of a thermonuclear plant or throughout the period of the concession. The objective is to allocate to the respective operating period, the costs to be incurred with their technical-operational deactivation, at the end of the concession or their useful life. The Company is recording the provision in thirty years.

The values are appropriated to the income statement of the fiscal year at present value, based on yearly quotas fixed in U.S. dollars, at the ratio of 1/30 of the estimated expenses, immediately registered and converted at the exchange rate at the end of each period. (See Note 32).

3.18.2. Provision for legal liabilities related to legal proceedings

Provisions for legal contingencies are recorded when the loss is considered to be probable. In this case, such contingency would cause a probable outflow of resources to settle the liability and when the amounts involved are safely measurable, considering the opinion of legal counsel, nature of proceedings, similarity with previous proceedings, complexity and the court’s opinion (precedent).

3.18.3. Onerous contracts

Current liabilities resulting from onerous contracts are recognized and measured as provisions. An onerous contract exists when the unavoidable costs incurred to comply with the provisions of the contract exceed the economic benefits expected to be earned throughout the same contract.

3.19. Advances for future capital increase

Advances of proceeds received from the controlling shareholder and intended for capital investment are irrevocably granted. They are classified as non-current liabilities and are initially recognized at fair value and subsequently restated by the SELIC rate.

3.20. Share Capital

Common and preferred shares are classified as shareholders’ equity.

Incremental costs attributable to the issue of new shares are stated in shareholders’ equity as a deduction of the amount received, net of taxes.

When the Company buys its own shares (treasury stock), the amount paid, including any additional costs directly attributable (net of income tax), is deducted from the capital attributable to the shareholders of the Company until these shares are cancelled or reissued. When these shares are subsequently reissued, any amount received, net of any additional transaction costs directly attributable, and of the respective effects of income tax and social contribution, is included in the capital attributable to the shareholders of the Company.

3.21. Interest on capital and dividends

The interest on capital is imputed to the dividends of the fiscal year, calculated having a percentage on the shareholders’ equity as a limit, using the Long-Term Interest Rate – TJLP, established by the Brazilian Government, as per legal requirement, limited to 50% of the fiscal year net profit or 50% of the profit reserves, before including the profit of the fiscal year itself, whichever is higher.

The amount of dividends above the minimum mandatory dividend established by Law or other legal instrument, not yet approved by the General Meeting, are stated in the Shareholders’ Equity, in a specific account referred to as additional proposed dividends.

3.22. Other comprehensive income

Other comprehensive income is comprised of revenue and expense items that are not recognized in the income statement. Components of other comprehensive income include:

a)	Actuarial gains and losses on defined benefit pension plans;

b)	Gains and losses from conversion of financial statements of operations abroad;

c)	Equity valuation adjustment related to gains and losses in the restatement of financial assets available for sale; and

d)	Equity valuation adjustment related to the effective share of gains and losses from hedge instruments on cash flow hedge.

3.23. Revenue recognition

Revenue is measured at a fair counterpart value received or receivable, minus any estimates of returns granted to the buyer and other similar deductions.

3.23.1. Sale of electricity and services

a) Generation and Distribution

Revenue is measured at a fair value of the consideration received or receivable, less taxes and occasional discounts. Revenues from sales of electricity and services is recognized when it is likely that the economic benefits associated to the transactions will flow to the Company; the value of the revenue can be accurately measured; the risks and benefits related to the sale have been transferred to the buyer; the costs incurred or to be incurred related to the transaction can be reasonably measured the Company no longer holds control or responsibility over the electricity sold. It also includes revenue from construction linked to the sector of electricity distribution and part of generation within the scope of IFRIC 12.

For generation concessions renewed pursuant to Law 12,783/2013, there was a change of regime in price to tariff, subject to periodic review in like manner already applied to transmission activity until then. The rate is calculated based on the costs of operation and maintenance, plus the rate of 10% being recorded revenue to cover the costs of operation and maintenance based on actual cost.

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

3.23.2. Dividends and interest revenues

Dividend revenue from investments in subsidiaries is recognized when the shareholder’s right to receive such dividends is established and given that it is probable that the future economic benefits shall flow to the Company and the value of the revenue can be accurately measured.

Interest revenue is recognized by the linear method based on the time and effective interest rate over the outstanding principal amount, the effective interest rate being that which discounts exactly the estimated future cash receiving during the estimated life of the financial asset related to the initial net carrying amount of this asset.

3.24. Leasing

Leasing is classified as financial expense whenever the terms of the leasing agreement transfer substantially all ownership risks and benefits to the tenant. All other leasing agreements are classified as operational expenses.

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

3.25. Government Grants

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

3.26. Scheduled downtimes

The costs incurred before and during the scheduled downtimes of power plants and transmission lines are accounted for in the income statement for the period they are incurred.

3.27. Net Income for the year

The income is determined by the accrual basis of accounting years.

3.28. Basic earnings and diluted earnings

Basic earnings per share are calculated by dividing the income attributable to the shareholders of the Company by the weighted average number of outstanding shares (total shares less treasury stock). Diluted earnings per share are calculated adjusting the weighted average number of outstanding shares, to presume the conversion of all shares potentially diluted, according to IAS 33.

3.29. Presentation of business sector reports

Operational sectors are defined as business activities where it is possible to earn revenues and incur in expenses, which operating reports are provided to the main operational decision maker. The main operational decision maker, responsible for allocating resources and for appraising the performance of operational sectors is the Board of Directors, which is also responsible for the Company’s strategic decision making, which is made up of the following sectors:

(I)	Generation;

(II)	Transmission;

(III)	Distribution; and

(IV)	Management.

The results from trading activities are stated together with the generation sector.

NOTE 4 – ACCOUNTING ESTIMATES AND JUDGMENTS

In applying the accounting policies, the Company’s management shall make judgments and make estimates about the carrying amounts of revenues, expenses, assets and liabilities and the disclosure in the notes to the date of the financial statements, for which are easily obtained from other sources. The estimates and associated assumptions are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are reviewed continuously. The effects of revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or also in subsequent periods if the revision affects both this period and future periods.

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

The estimates of taxable income, the basis for the analysis of realization of net deferred tax assets are based on annual budgets and strategic plan, both reviewed periodically. However, future taxable income may be higher or lower than estimates made by management when the need to register or not the deferred tax asset amount was defined (See Note 11).

II.	Provision for impairment of long-lived assets

Management of the Company adopts variables and assumptions in determining the recovery of long-lived assets in order to determine the recoverable value of assets and recognition of impairment when necessary. Management established judgments based on historical experience related to the asset, the group of assets or of the cash-generating unit that are applied. Such judgments may eventually not be materialized in the future, including the estimates. Also, the useful life adopted by the Company is in accordance with the practices determined by ANEEL as applicable on assets linked to the concession of power, which may vary due to the periodic review of the economic useful life of assets, in force. Additionally, the useful life is limited to the concession term only for the operations based on IFRIC 12.

Also the variables and assumptions used by the Management of the Company and its subsidiaries in the determining the discounted cash flows, for recognition of impairment of long-lived assets, may vary by inherently uncertain events. Among these events we highlight: maintenance of levels of energy consumption; the growth rate of economic activity in the country; availability of water resources; and the determination of the value of its reversion at the end of the concession period. Regarding the identification, we have considered that will be based on the new replacement value (VNR), for generation and transmission, and by the base value of regulatory compensation (BRR) for distribution. These are the values of indemnity at the end of the term of the concessions generation, transmission and distribution of electricity (See accounting policy Note 3.11 and changes in provisions made during the year in Note 19). Another significant variable is the discount rate used to discount cash flows.

III.	Basis of determination of indemnification by the Federal Government on concessions

Law 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the identification basis for public service concessions. The Company adopts, for the concessions not yet renewed, the assumption that the assets are reversible at the end of the concession contracts, with the right to receive indemnity from Federal Government on investments not yet amortized at the lower net book value and the new estimated replacement value. Following this assumption, for the concessions already renewed we have maintained the receivables with the Federal Government relating to the Rede Básica do Sistema Existente – RBSE, the investments made after the basic design of power plants and transmission lines (modernization and improvements), and the thermal generation assets. Such values are subject to approval by ANEEL (as disclosed in Note 2.1). The Company has defined the new replacement value (NRV) as a way of measuring the amount to be indemnified by the Federal Government for the share of generation and transmission assets not fully depreciated by the end of the concession. For transmission assets this was defined by the Regulatory Asset Base - RAB.

IV.	Useful life of fixed assets

The Management of the Company adopts the criteria defined in ANEEL Resolution 367 of June 2, 2009, in determining the estimated useful life of fixed assets, limited to the concession term for the operations that are based on IFRIC 12, pursuant to the understanding that they fairly represent such lifespan (See Note 15).

V.	Provision for asset decommission

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

Actuarial liabilities are determined by actuarial calculations prepared by independent accountants based on the life expectancy of the participant (board AT-2000), average retirement age and inflation. However, the actual future results of the accounting estimates used in this financial information may be different from those existing and registered in the accounting book (See Note 30).

VII.	Provision for labor, tax and civil risks

Provisions for labor, tax and civil risks, when applicable, are made for contingent tax, labor and civil risks expected as probable loss based, on the evaluation of Management and legal counsel inside and outside the Company. The accrued amounts are recorded based on the estimated cost of the outcomes of the referred contingencies. Contingent risks with the expectation of possible loss are disclosed by the Management, not being constituted a provision. This assessment is supported by the judgment of management, along with its legal counsel, considering case law, decisions in the courts, the history of any agreements and decisions, the experience of management and legal counsel, as well as other relevant aspects. (See Note 31).

VIII. Allowance for doubtful accounts

The Company records provisions on receivable accounts that the administration understands to be uncertain over their receipt. This provision is calculated based on the assumptions set out and described in Note 7.

IX. Evaluation of financial instruments

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

X. Onerous contracts

The Company and its subsidiaries use the assumptions related to economic costs and benefits of each contract to determine the existence or not of an onerous contract. In the case of long term commitments as sale and purchase of energy, the estimate in determining the amount of provision for the future sale of the contract is the historical average PLD approved by Management of the Company as a basis for the calculation of the provision for onerous contracts exclusively for accounting, as well as the discount rate applied to the cash flows. The actual values of the PLD over the years may be higher or lower to the assumptions used by the Company. In addition, the Company may have onerous contracts on concessions where the current expected cost for operation and maintenance is not fully covered by the revenues (See Note 35).

NOTE 5 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	12/31/2013	12/31/2012
I - Cash and Cash Equivalents:
Cash and Banks	393,541	278,595
Short-term securities	3,204,042	2,222,920

	3,597,583	2,501,515

II - Restricted Cash:
CCC Resources	194,708	2,099,394
Marketing - Itaipu	7,534	619,206
Marketing - PROINFA	677,559	790,723

	879,801	3,509,323

	4,477,384	6,010,838

Cash and cash equivalents are held with Banco do Brasil S.A., according to specific laws for mixed capital corporations under federal government control, enacted by Decree-law No. 1.290, of December 3, 1973, and amendments from Resolution 4,034 of November 30, 2001 of the Brazilian Central Bank, which set forth new mechanisms for companies under indirect federal administration.

The highly liquid financial investments are extra-market investment funds, whose yield is based on the average SELIC interest rate.

Cash classified as restricted is restricted in its use and may only be used to fund the operations of CCC, Itaipu and PROINFA

Resources of Fuel Consumption Account (CCC) - are funds raised by the fund CCC by the concession holders of the public electricity service. The reduction of R$ 1,904,686 is due to the Law 12.783, which extinguished the mandatory contribution of this charge by the concessionaries of the public electricity service.

NOTE 6 – MARKETABLE SECURITIES

The Company and its subsidiaries invest resources in long-term securities, as held to maturity. The Company has also short-term investment program indicating the need of adopting these resources before maturity. The classification as current and non-current considers the fact that short-term securities are held for active and frequent trading, with immediate liquidity and intention to be applied in the Company’s investments plan.

The CFT-E1 securities and investment certificates deriving from FINOR (Northeast Investment Fund) and FINAM (Amazon Investment Fund) tax incentives are adjusted by provisions for losses upon their realization, therefore, they are stated net.

The breakdown of marketable securities is as follows:

	CURRENT
Securities	Custodian Financial Agent	Maturity	Index	12/31/2013	12/31/2012
LFT	Banco do Brasil	Up to 90 days	SELIC	2,376,766	1,231,179
LTN	Banco do Brasil	Up to 90 days	Pre-fixed	2,312,351	3,066,198
NTN- B	Banco do Brasil	Up to 90 days	IPCA	811,931	51,869
NTN- F	Banco do Brasil	Up to 90 days	Pre-fixed	555,873	1,486,130
Others	—	—	—	38,987	517,415

TOTAL CURRENT	—	—	—	6,095,908	6,352,791

	NON CURRENT
Securities	Custodian Financial Agent	Maturity	Index	12/31/2013	12/31/2012
LFT	Banco do Brasil		Pre-fixado	—	—
NTN- B	Banco do Brasil	—	IPCA	298	199
NTN- P	Banco do Brasil	28/12/15	TR	357	630
FINOR/FINAM	—	—	—	1,195	1,602
INCOME FROM PARTNERSHIPS	—	—	—	—	146,728
BENEFICIAL OWNERS	—	—	—	186,972	246,888
Others	—	—	—	3,758	4,323

TOTAL NON- CURRENT	—	—	—	192,580	400,370

a) INCOME FROM PARTNERSHIPS - Refers to income from an investment in partnership (Tangara Energia), corresponding to an average income equivalent to the IGP-M plus interest of 12% per annum on the investment. On December 31, 2013, the Company decided to constitute a provision on the total amount, due to the risk of going concern presented in the Financial Statements of that company.

b) BENEFICIAL OWNERS - Securities acquired as a result of the restructuring of the Company’s investment in subsidiary INVESTCO S.A. These assets guarantee equivalent to 10% of the profit of the companies listed below as annual income, together with the dividends paid, and will be redeemed at maturity in October 2032 through its conversion into preferred shares of the capital stock of such firms, as shown below:

	12/31/2013	12/31/2012
Lajeado Energia	451,375	451,375
Paulista Lajeado	49,975	49,975
Ceb Lajeado	151,225	151,225

Face Value	652,575	652,575

Present Value Adjustment	(465,603)	(405,687)

Present Value	186,972	246,888

c) FINOR / FINAM - Mainly refer to certificates of investments from tax incentives to projects in the areas of operation of subsidiaries Chesf and Eletronorte. The Company maintains an allowance for loss on realization, determined based on market value, in the amount of R$ 247,332 (December 31, 2012 - R$ 246,924), being presented as a reduction of the related asset.

NOTE 7 – ACCOUNTS RECEIVABLE

	12/31/2013					12/31/2012
		Past due
	Become Due	Up to 90 days	More than 90 days	Restructured loans	Total	Total
CURRENT

AES ELETROPAULO	35,301	969	—	—	36,270	102,690
AES SUL	18,198	672	—	—	18,870	28,179
AMPLA	18,976	—	—	—	18,976	43,146
CEA	—	—	—	266,383	266,383	440,473
CEB	5,849	—	—	—	5,849	13,020
CEEE	26,246	268	—	—	26,514	38,585
CELESC	33,866	—	—	—	33,866	50,445
CELG	28,181	2,977	16,219	145,411	192,788	33,773
CELPA	21,002	2,100	9,168	24,858	57,128	82,816
CELPE	21,951	1,149	56	—	23,156	44,941
CEMAR	16,292	38	—	—	16,330	35,932
CEMIG	37,761	868	44	—	38,673	81,550
COELBA	26,530	1,166	3,979	—	31,675	73,712
COELCE	21,016	721	503	—	22,240	42,513
COPEL	56,742	674	—	—	57,416	111,758
CPFL	27,318	1,180	284	—	28,782	32,036
EBE	5,665	344	—	—	6,009	15,957
ELEKTRO	29,496	651	—	—	30,147	55,733
ENERGISA	12,335	538	829	—	13,702	69,292
ENERSUL	11,366	688	912	—	12,966	16,333
ESCELSA	12,954	419	60	—	13,433	22,211
LIGHT	37,873	345	607	—	38,825	85,494
RGE	10,575	167	550	—	11,292	6,816
Debt Rollover	—	—	—	111,864	111,864	112,427
CCEE Commercialization	248,861	7,188	2,297	—	258,346	39,611
Electric Power Usage	198,455	3,318	66,621	—	268,394	565,237
PROINFA	338,550	18,584	92,318	—	449,452	477,104
Unbilled	—	—	—	27,574	27,574	30,141
Consumers	623,998	273,830	361,987	163,266	1,423,081	1,628,734
Public Power	82,404	56,798	217,198	150,394	506,794	716,714
Others	325,208	1,666	254,913	198,204	779,991	848,893
(–) Allowance for doubtful accounts	—	—	(725,401)	(514,103)	(1,239,504)	(1,863,570)

	2,332,969	377,318	303,144	573,851	3,587,282	4,082,695

NON CURRENT

CELG	—	—	—	83,431	83,431	161,313
CELPA	—	—	—	56,158	56,158	70,669
CEA	—	—	—	150,451	150,451	399,302
CCEE Commercialization	—	—	293,560	—	293,560	293,560
Debt Rollover	—	—	12,493	1,042,562	1,055,055	1,029,718
Consumers	—	—	—	323,021	323,021	259,321
Others	—	—	20,387	6,062	26,449	116,289
(–) Allowance for doubtful accounts	—	—	(326,440)	(350,864)	(677,304)	(1,073,487)

	—	—	—	1,310,821	1,310,821	1,256,685

	2,332,969	377,318	303,144	1,884,672	4,898,103	5,339,380

I – Electricity trading – PROINFA

The electricity trading operations under the Incentive Program for Alternative Sources of Energy – PROINFA, generated a positive net result for the year 2013 of R$ 42,598 (December 31, 2012 - negative R$ 60,122), not producing an effect on net income of the Company, and this amount is included under the Reimbursement Obligations. The balance of retailers consumers is recorded in the amount of R$ 449,452 of Proinfa related operations to the Parent Company (December 31, 2012 - R$ 477,104).

II – Operations at the Electricity Trading Chamber – CCEE

The amounts related to the operations practiced within the scope of CCEE are recorded based on information made available by the referred Chamber.

The subsidiary Furnas maintains credits in the amount of R$ 293,560, related to electricity trading within the scope of the extinguished MAE (former Electricity Trading Chamber), referring to the period from September 2000 to September 2002, whose financial settlement is suspended due to restraining orders granted in lawsuits filed by electricity distribution concession holders against ANEEL and MAE, currently known as CCEE. Given the uncertainty of its realization, the subsidiary Furnas maintains Allowances for Doubtful Accounts, in an amount equivalent to the total credit, established in 2007.

According to the rules established in the Electricity Sector General Agreement, the resolution of these disputes would imply a new calculation, which would have the purpose of settlement between the parties without CCEE’s intervention. In this regard, the Management plans to maintain negotiations, with ANEEL’s and CCEE’s participation, aiming at leveling credits, so as to enable a negotiated solution for its settlement.

III – Debt rollover with states – Law 8.727/1993

The amount receivable from the debt rollover with states is R$ 1,166.919 (R$1,142,145 on December 31, of 2012).

IV – Allowance for doubtful accounts – PCLD

The Subsidiaries record and maintain provisions, adopting the criteria of ANEEL rules, based on the analysis of the amounts of past due accounts receivable and losses, the amount of which is deemed by the management as sufficient to cover eventual losses on the realization of these assets. The balance is composed as follows:

	12/31/2013	12/31/2012
Consumers	473,400	868,525
Resellers	1,149,848	1,031,219
CEA	—	743,753
CCEE - Short-Term Energy	293,560	293,560

	1,916,808	2,937,057

Balance at December 31, 2012	2,937,057

(+) Addition	338,313
(–) Reversal	(1,131,184)
(–) Write- off	(227,378)

Balance at December 31, 2013	1,916,808

On June 2013, the Companhia de Eletrecidade do Amapá S.A. (CEA) paid R$319,233 directly to Eletrobras, in respect of debt restructuring agreement between the subsidiary Eletronorte and CEA entered into the previous year. Considering this fact, the Directors of the Company reversed the allowance for doubtful accounts with this client in the amount of R$ 743,753. For equalization of the transaction, the subsidiary Eletronorte held accounts with low balance financing and loans from Eletrobras. The amount of pending receipt has estimated discharge into two parts: a portion of R$267,619 in January 2014 (actually received) and another in the amount of R$152,287 in January 2015, according to the release negotiations credit between ECA, Government of Amapá and the Federal Government with the intervention of Caixa Economica Federal - CEF. See more information on CEA in Note 15.4 IV a.

The conclusion of a shareholders’ agreement between Eletrobras and the government of the state of Roraima, where Eletrobras took over management of CERR, provided that CERR obtain financing by the CEF, whose goal is to pay off its debts. See further information on CERR in Note 15.4 IV b.

Receiving invoices and overdue installments of R$ 81,049 by CERR by the EDE Roraima, a company of Eletrobras, led to the reversal of the allowance for loan losses of R$ 81,911.

Recording and reversions of the PCLD were stated in the income statement as Operating Provisions (Note 43). The amounts recognized as PCLD are registered as definitive loss when there is no expectation to recover these funds. The reversal that occurred in 2013 basically refers to negotiation before CEA and CFRR.

The main constitution provision in the period occurred in Furnas of R$ 74,615 and on Amazonas in the amount of R$ 52,914.

For tax purposes, the surplus provision established in relation to the provisions of Law No. 9.430/1996 has been added to the taxable income for the purposes of Income Tax - IRPJ and also the calculation basis for the Social Contribution on the Net Income - CSLL.

NOTE 8 – Indemnifications – Law 12,783/2013

The subsidiaries Chesf, Eletronorte and Eletrosul chose to receive 50% in an upfront cash payment and the remainder in installments. Furnas chose to receive much of the indemnification amount in installments, pursuant to Interministerial Decree 580/MME/MF, November 1, 2012.

As required by law, the amount in installments will be paid in monthly installments until the date of closure of the original grant, as adjusted by the IPCA rate, plus remuneration by the weighted average cost of capital (WACC) of 5.59% real per annum. The indemnification values will be restated as of December 4, 2012 when the amendment to the concession contract was signed

The amount related to compensation receivable from the Federal Government in accordance with changes of Law 12,783/2013 is stated in below.

The Company is fully engaged in the process and working towards obtaining a settlement; however, as of December 31, 2013, the Federal Government had not yet issued a final approval.

	12/31/2013	12/31/2012
Opening Balance	14,437,272	—
Constitution’s Right to Indemnity	—	14,091,068
Amounts Received	(9,819,946)	—
Monetary Variation	878,853	346,204

Closing Balance	5,496,179	14,437,272

CURRENT TOTAL	3,476,495	8,882,836
NON CURRENT TOTAL	2,019,684	5,554,436

	5,496,179	14,437,272

NOTE 9 – LOANS AND FINANCING

	12/31/2013
		CHARGES	PRINCIPAL
	Average rate	CURRENT	CURRENT	NON- CURRENT

ITAIPU	7.11	—	1,605,271	10,282,335
CEMIG	5.07	1,783	76,362	264,361
COPEL	6.39	1,095	51,947	132,029
CEEE	5.00	417	6,882	48,947
AES ELETROPAULO	9.44	335,642	11,515	440
CELPE	5.00	164	10,096	22,209
CEMAT	5.00	49,692	333,377	—
CELTINS	5.00	23,431	116,558	—
ENERSUL	5.17	4,867	22,835	52,727
CELPA	5.00	71,060	158,518	327,086
CEMAR	2.92	1,728	66,030	318,517
CESP	5.09	175	5,603	25,362
COELCE	5.00	408	11,581	68,931
COSERN	5.00	45	2,289	6,692
COELBA	5.00	846	28,521	139,615
CER	8.76	1	—	—
CELG	6.64	594	11,859	82,302
ESCELSA	5.00	331	13,099	53,146
GLOBAL	5.00	72,327	44,100	—
CELESC DIST.	5.00	1,137	44,552	136,147
Others	6.44	50,531	95,579	374,993
(–) PCLD		(204,899)	(289,446)	—

		411,375	2,427,128	12,335,838

	12/31/2012
		CHARGES	PRINCIPAL
	Average rate	CURRENT	CURRENT	NON- CURRENT

ITAIPU	7.45	—	1,271,281	10,371,354
CEMIG	7.12	2,134	85,068	315,893
COPEL	8.39	1,399	51,431	180,383
CEEE	6.57	341	5,821	42,745
AES ELETROPAULO	10.39	324,055	108,978	1,321
CELPE	6.13	211	9,911	31,048
CEMAT	6.27	21,953	344,384	—
CELTINS	6.26	9,885	112,212	—
ENERSUL	6.17	508	12,786	64,421
CELPA	6.68	52,374	51,288	411,820
CEMAR	5.89	2,247	77,605	396,921
CESP	9.36	12	47,008	110,681
COELCE	6.08	460	13,939	75,577
COSERN	6.00	60	3,080	8,852
COELBA	6.00	920	24,241	155,929
CER	8.76	3,848	13,873	10,491
CELG	5.71	542	7,178	93,657
ESCELSA	6.01	395	13,202	65,668
GLOBAL	6.00	61,330	44,100	—
CELESC DIST.	7.41	1,242	41,201	146,806
Others	6.36	50,679	126,763	449,396
(–) PCLD		(140,086)	(248,027)	—

		394,509	2,217,323	12,932,963

The financing and loans granted included the Company’s own funds, in addition to sector funds, as well as foreign funds raised by means of international development agencies, financial institutions, and those arising from the offering of securities on the international financial market.

All financing and loans are supported by formal contracts executed with borrowers. The amounts receivable are mostly repayable in monthly installments, within a ten-(10) year average term, and the average interest rate weighed by the portfolio balance is 6.44% p.a.

The financing and loans granted with a currency adjustment clause, account for nearly 43% of the total portfolio (43% on December 31, 2012). Those providing for adjustment based on indexes that represent domestic price-levels account for 57% of the portfolio balance (57% on December 31, 2012).

The market values of these assets are equivalent to their carrying amount, since these are specific operations of the sector and are partly funded with resources from Sector Funds, and which do not find similar conditions as valuation parameter.

The long-term amount of loans and financing granted with ordinary and sectorial funds, including transfers, based on the cash flow established contractually, mature in variable installments, as shown below:

	2015	2016	2017	2018	2019	After 2019	Total
Consolidated	857,457	857,909	851,688	841,282	847,112	8,080,391	12,335,838

I – AES Eletropaulo/CTEEP – Lawsuit

In December 1988, AES Eletropaulo and CTEEP became parties to a lawsuit concerning the payment obligation of a Credit Facility Agreement ECF 1.046/1986 entered by the parties with Eletrobras. The proceedings were still in motion at December 31, 2013.

Once the legal liquidation procedure of award ends, and after verifying the amounts to be paid by AES Eletropaulo and CTEEP, Eletrobras will restart the enforcement action against the party obliged to pay.

In the event of unfavorable final decision to AES Eletropaulo and/or CTEEP, the Company will have a credit of R$1,898.067, (R$1.750.868 on December 31, 2012). R$ 347,597 (R$ 434,354 on December 31, 2012) was already recognized in assets, under loans and financing, which represents the amount considered as undisputed by the Company.

On March 18, 2013 the Company received R$ 97,463 relating to a portion of the undisputed amount due from Eletropaulo.

II – Allowance for Doubtful Accounts – PCLD

The Company recognizes allowances for doubtful accounts in the amount of R$ 494,345 (December 31, 2012 - R$ 388,113) corresponding to the principal and the servicing of the debt of defaulting debtors.

The amount of the provision is deemed sufficient by the Company’s Management to cover losses with these assets, based on the portfolio trend analysis.

In the composition of the provision, it is recognized the allowance for credits with Celpa, Rede Energia’s subsidiary, in the amount of R$ 21,228 (R$ 37,704 on December 31, 2012). This provision was deemed necessary considering the recovery process of judicial Celpa.

In addition, the Company recognized in 2011 an allowance for credits with Cemat and Celtins, also Rede Energia’s subsidiaries, in the amount of R$ 57,872 and R$ 13,646 (R$ 74,626 and R$ 20,527 on December 31, 2012). These allowances were necessary considering the scenario of both entities, which have been going through significant economic and financial hardship (See Note 15).

Changes in the allowance for doubtful accounts on financing and loans granted by the Company are as follows:

Balance at December 31, 2011	525,608

(+) Addition	166,048
(–) Reversal / Write-off	(303,543)

Balance at December 31, 2012	388,113

(+) Addition	146,710
(–) Reversal / Write-off	(40,478)

Balance at December 31, 2013	494,345

The recording and the write-off of the PCLD were accounted in the income statement as Operating Provisions (See Note 43). The amounts recognized as PCLD are those which raise doubts as to their realization, when there is no expectation to recover the funds, are recognized as definite loss.

NOTE 10 – SHAREHOLDER’S REMUNERATION

The amounts below refer to dividends and interest on shares, net of withholding tax, where applicable, obtained from permanent investments held by the Company.

	12/31/2013	12/31/2012
Eletrosul	—	—
Eletronorte	—	—
Eletropar	—	—
CGTEE	—	—
Itaipu	2,343	8,164
CEMAR	12,542	25,491
CELPA	—	27,513
CTEEP	70,460	—
Lajeado Energia	54,505	46,381
Enerpeixe	25,960	29,640
Baguari	1,837	9,729
Serra do Facão	2,289	—
Transenergia Renovável	9,904	—
Transenergia São Paulo	5,441	566
Goiás Transmissão	20,051	300
Chapecoense	17,054	—
IE Madeira	7,556	—
Manaus Construtora	9,377	2,970
EAPSA	3,379	3,090
Others	25,362	13,355

	268,059	167,197

NOTE 11 – RECOVERABLE TAXES AND INCOME TAX AND SOCIAL CONTRIBUTIONS – ASSETS

I. Recoverable Taxes

	12/31/2013	12/31/2012
Current assets:
Withholding taxes	640,509	1,050,394
PIS/PASEP/COFINS to offset	126,207	79,054
ICMS credit	25,078	19,986
Others	47,972	349,292

	839,766	1,498,726

Non current assets:
ICMS credit	1,578,385	1,451,314
PIS/COFINS credit	398,010	273,583
Others	14,132	12,509

	1,990,527	1,737,406

II. Income Tax and Social Contribution

	12/31/2013	12/31/2012
Current assets:

Prepayments / negative balance of income tax and social contribution	1,940,005	1,227,005

Noncurrent assets:

Income Tax / Social Contribution Deferred	3,010,574	4,854,337

Noncurrent liabilities:

Income Tax / Social Contribution Deferred	533,713	598,750

Deferred Tax Assets (Liabilities)	2,476,861	4,255,587

III. Income Tax Composition and Deferred Social Contribution

	12/31/2013	12/31/2012

Deferred tax assets:

Passive Foreign Exchange	22,434	386,223
Provision for interest on capital	38,257	147,547
Provision for Contingencies	661,139	1,072,323
Provision for doubtful accounts	245,371	406,972
Provision / adjustment to market value	22,981	148,289
Operating Reserves	275,462	366,276
Adjustment Law 11.638/2007- RTT (IFRS)	1,165,061	2,025,855

Cred. S Tax / Tax loss carryforwards	373,576	—

Other	206,293	300,853

Total Assets	3,010,574	4,854,338

Deferred tax liabilities:

Defined benefit obligations	65,015	—
Available for sale financial instruments	274,201	335,428
Adjustment Law 11.638/2007- RTT (IFRS)	177,206	239,927
Others	17,291	23,396

Total Liabilities	533,713	598,751

	2,476,861	4,255,587

IV. Income Tax and Social Contribution recognized in Other Comprehensive Income:

	12/31/2013	12/31/2012	12/31/2011 *
Deferred tax

Resulting from income and expense recognized in other comprehensive income:
Remeasurement of the fair value of hedge instruments contracted to hedge cash flow	4,145	—	—
Remeasurement of the fair value of financial instruments available for sale	(24,018)	81,825	51,811
Remeasurements of defined benefit plans	(424,126)	806,030	(95,287)
Participation in comprehensive income of subsidiaries, associates and jointly controlled companies	154,915	12,858	(155,335)

Total income tax and social contribution recognized in other comprehensive income	(289,084)	900,713	(198,811)

*	We have not restated data for 2011 to reflect the application of IFRS 11.

Deferred Tax Assets arise due to the conclusion of the events that prompted the deferral. The recognition of these assets is based on the ability of asset realization, taking into account the past profitability of the Company as well as the expectation of generating taxable income in coming years. This is identified from analysis of future trends, based on a technical study prepared based on assumptions and macroeconomic, trade and fiscal scenarios, which may change in the future.

The current expectation of future tax results indicates that the Company may benefit, from a tax perspective, from the differences between the applicable tax rates for assets and liabilities and their accounting value. In 2013, R$ 1,690,848 was written down for the Consolidated Companies as a result of these temporary differences.

This expectation is resulted from the decrease in financial income, the main taxable item in the Company’s results. The Company has converted receivables due from subsidiaries into investments, which lead to a decrease in finance income from interest receivable, as well as a decrease in cash.

Accordingly, and pursuant to IAS 12 - Income Taxes, the Company has recorded R $ 299,117 in its noncurrent assets under the heading “Income Tax and Social Contribution”. This amount reflects temporary differences between the tax and accounting calculations, tax losses and the negative total of social contribution. The expected realization of these assets is as follows:

Realization Period	12/31/2013

2014	182,134

2015	102,203

2016	14,780

Total recognized in the balance sheet	299,117

V.	ICMS, PIS/PASEP and COFINS on Fuel Acquisition

The PIS/COFINS and ICMS recoverable are recorded in non-current assets under the heading of tax credits.

The Company expects to realize these claims, since the taxes and contributions shall be reimbursed to the CCC pursuant to § 8 of Law 12.111/2009. Therefore, a liability of R$ 1,449,361 has been shown under the heading Reimbursement Obligations (See Note 12).

VI.	Unconstitutionality of PIS/COFINS and PASEP

The Supreme Federal Court - SFC declared the unconstitutionality of paragraph 1 of Article 3 of Law 9,718/98, which had expanded the base of the PIS/COFINS and PASEP and had provided a new concept of sales. This concept was expanded to include all revenue earned by legal entities, regardless of the type of activity performed and the accounting classification adopted. However, the concept was judged to be incompatible with the constitution.
Based on the National Tax Code - NTC, Eletrobras companies are seeking recognition of their right to a refund of the excess tax paid under the unconstitutional provisions. As of the completion of these financial statements, there had been no final ruling on the issue.

Eletrobras companies therefore have a tax credit potential in respect of PIS/COFINS and PASEP, which are currently being determined and are therefore not recognized as credits in these financial statements, since the declaration of unconstitutionality only benefits the claimants in the cases at present.

VII.	Provisional Measure 627/2013

Provisional Measure (MP) 627 was enacted on November 11, 2013. This Provisional Measure repealed the Transitional Tax Regime - RTT and provided for other measures, including: (i) changes in Decree - Law No. 1.598/77 dealing with the corporate income tax as well as amending the relevant social contribution on net income legislation, (ii) the amendment or adoption of accounting methods and criteria through administrative acts issued pursuant to trade law, which are subsequent to the publication of the MP, and which will govern the calculation of federal taxes until a new tax law becomes effective, (iii) specific treatment on potential taxation of profits or dividends, (iv) provisions on the calculation of interest on equity, and consideration of investments valued at equity method.

The provisions of the MP are effective as of 2015. Early adoption in 2014 can eliminate potential tax effects, especially related to payment of dividends and interest on capital actually paid up to the date of publication of the MP as well as equity earnings. The Company is evaluating the possible effects that could result from implementation of this new standard and based on what is currently in effect, expects that its adoption will not result in material adjustments to the financial statements. The administration awaits developments and negotiations regarding amendments to the Provisional Measure so that the Company can decide whether it will implement it early.

Our evaluations are based on the current text of the Provisional Measure. It is possible that when the Provisional Measure is converted into law, its text will change. For this reason, our assessments and conclusions may be revised in the light of the final text.

NOTE 12 – REIMBURSEMENT RIGHTS AND OBLIGATIONS

	12/31/2013	12/31/2012
Rights of redress
a. CCC Isolated Systems	12,069,553	7,622,094
b. nuclear energy	510,103	581,095

	12,579,656	8,203,189

Current assets	10,910,073	7,302,160
Noncurrent assets	1,669,583	901,029

	12,579,656	8,203,189

Reimbursement obligations
a. CCC Isolated Systems	10,695,108	7,789,757

	10,695,108	7,789,757

Current liabilities	8,377,400	5,988,698
Non-current liabilities	2,317,708	1,801,059

	10,695,108	7,789,757

a) Fuel Consumption Account (CCC) for isolated systems

It relates to subsidy of fuel and other generation costs incurred primarily by the distribution companies located in the north area of Brazil.

The systematic subsidization of energy generation in isolated systems was altered with the enactment of Law 12.111/2009 and Decree 7,246/2010. Prior to the aforementioned law only fuel costs were received and, now the reimbursement includes the difference between the total cost of generating the electricity and the valuation of the electricity at the average cost of electricity sold in the Regulated - ACR, the National Interconnected System - SIN.

The total cost of electricity generation in isolated systems includes:

i. procurement of electricity;

ii. own generation to enable the electricity distribution;

iii. charges and taxes, and

iv. investments.

It also includes the other costs associated with the provision of electricity to remote regions of the isolated systems, characterized by a large dispersion of consumers and lack of economies of scale.

These subsidies have been received and recorded as advances considering that the final amounts have not yet been approved by the regulator. Due to this fact the Company maintains an asset in the amount of R$ 12,069,553 (R$ 7,622,094 on December 31, 2012) and a liability of R$ 10,695,108 (R$ 7,789,757 on December 31, 2012) of reimbursement obligations to be offset against the related assets once that approval is obtained from the regulator. Due the need to obtain the approval from the regulator and to finalize the reconciliation process related to the advances received the Company understands that at this moment it does not have a legally enforceable right to set off the recognised amounts.

b) Nuclear Energy

Pursuant to paragraph 4 of article 12 of Law 12.111/2009, and article 2 of Ratification ANEEL Resolution No. 1,406, of December 21, 2012, the cost difference for the period beginning 2005, between the tariffs charged by Eletronuclear to Furnas will be will be paid by the distribution companies. Accordingly, the Company has a right to reimbursement of R$ 510,103 ( R$ 581,095 on December 31, 2012).

According to the provisions of paragraph 1 of ANEEL Resolution No. 1.406/2012, that amount will be paid on monthly basis to Furnas in the years 2013 to 2015. The amount of R$ 177,659 was received in 2013.

NOTE 13 – NUCLEAR FUEL INVENTORY

A breakdown of the long-term nuclear fuel inventory for the operations of the UTN Angra I and UTN Angra II thermonuclear power plants is shown below:

	12/31/2013	12/31/2012
CURRENT
Finished inventory	343,730	360,751

	343,730	360,751
NON-CURRENT
Ready elements	216,856	109,153
Uranium concentrate	85,025	143,116
In progress - nuclear fuel	205,607	229,226

	507,488	481,495

	851,218	842,246

Inventories are stated at cost or net realization amount, whichever is the shortest, calculated as follows:

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

NOTE 14 – ADVANCES FOR FUTURE CAPITAL INCREASE

The Company states in non-current assets, the amounts corresponding to advances for future capital increase in the following investments:

Subsidiaries	31/12/2013	31/12/2012
Chesf	277,800	34,525
Eletrosul	208,629	31,898

	486,429	66,423

Other Investments	4,000	4,000

	490,429	70,423

NOTE 15 – INVESTMENTS

	12/31/2013	12/31/2012
Evaluated by Equity Method

a) Associates and jointly controlled ventures
Itaipu	117,130	102,175
Mangue Seco II	17,058	17,006
CHC	29,119	28,584
Norte Energia	2,104,536	1,365,096
Inambari	9,148	15,890
CEEE-GT	544,711	738,009
Emae	153,960	261,499
CTEEP	931,580	753,512
Cemar	463,394	411,463
Lajeado Energia	232,907	540,819
Ceb Lajeado	83,644	79,672
CEEE-D	146,649	343,875
Paulista Lajeado	27,669	27,425
Rouar	18,427	—
Celpa	—	94,673
Cemat	334,294	507,251
Madeira Energia S.A.	2,506,082	1,870,691
ESBR Participações S.A.	2,752,140	1,879,649
Enerpeixe S.A.	525,379	514,735
Interligação Elétrica do Madeira S.A.	685,927	514,112
Manaus Transmissora de Energia S.A.	525,558	476,619
Teles Pires Participações	525,582	92,988
Norte Brasil Transmissora de Energia S.A.	462,170	388,108
Chapecoense Geração S.A.	345,387	303,627
Goiás Transmissão	131,579	101,646
STN - Sistema de Transmissão Nordeste S.A.	195,154	188,861
Santa Vitória do Palmar Holding S.A.	185,970	97,060
Transmissora Sul Brasileira de Energia S.A.	167,403	6,301
Integração Transmissora de Energia S.A.	160,151	147,902
Retiro Baixo Energia S.A.	113,181	110,078
MGE Transmissão	106,371	63,431
Brasnorte Transmissora de Energia S.A.	105,921	109,609
Interligação Elétrica Garanhuns S.A.	98,659	14,956
Livramento Holding S.A.	97,348	35,280
Energética Águas da Pedra S.A.	189,062	176,503
Cia. Hidrelétrica Teles Pires	—	89,816
Baguari Energia S.A.	92,437	89,239
Transenergia Renovável S.A.	78,241	107,865
Transmissora Matogrossense de Energia S.A.	75,656	63,037
Chuí Holding S.A	75,210	33,606
Serra do Facão Energia S.A.	60,742	104,098
TDG - Transmissora Delmiro Gouveia S.A.	49,829	45,183
Others	791,203	534,064

	16,316,568	13,446,013

SUBTOTAL	16,316,568	13,446,013

Held at Fair Value

Celpa	17,435	—
Celesc	82,901	112,012
Cesp	148,568	124,380
Coelce	210,589	232,140
AES Tietê	577,435	713,398
Energisa	84,906	82,070
CELPE	21,149	24,159
CGEEP	27,371	30,201
COPEL	34,136	38,575
CEB	6,703	6,206
AES Eletropaulo	19,615	35,207
Energias do Brasil	16,861	18,556
Tangara	21,738	21,738
CPFL Energia	32,522	36,457
Others	139,938	(35,313)

	1,441,867	1,439,786

SUBTOTAL	17,758,436	14,885,799

Allowance for losses on investments	(343,442)	(208,649)

TOTAL	17,414,994	14,677,150

15.1 – Provisions for investments losses

	12/31/2013	12/31/2012
CELPA	—	122,185
INAMBARI	9,148	—
CEMAT	334,294	86,464

	343,442	208,649

15.2 – Accounting policies adjustments in associates

	12/31/2013	12/31/2012
CTEEP	816,980	1,047,648
EMAE	149,692	—
CEEE-GT	19,902	—
CEEE-D	19,997	—

	1,006,571	1,047,648

When preparing the consolidated financial statements, the Company made adjustments in its subsidiaries results in order to standardize the accounting policies adopted by the subsidiaries with those adopted by the Company. The adjustments made relate mainly to accounting policies relating to provision for loan losses and obligations related to post-employment benefits.

15.3 Changes in the Company’s most significant investments

Subsidiaries and affiliates	Balance on 31/12/2012	Payment of capital	Other Comprehensive Income	Gain / Loss Capital	Redução de Capital	Dividends and Interest on Equity	Equity	Balance 12/31/2013
CHANGING OF INVESTMENTS

ITAIPU BINACIONAL	102,175	—	14,955		—	—	—	117,130
CELPA	94,673	(94,673)	—	—	—	—	—	0
CEEE-GT	738,009	—	(118,263)	—	—	—	(75,034)	544,712
CEMAT	507,251	—	(3,975)	—	—	—	(168,982)	334,294
EMAE	261,499	—	35,274	—	—	(575)	(142,237)	153,961
CTEEP	753,512	—	—	—	—	(71,770)	249,838	931,580
CEMAR	411,463	—	—	—	—	(12,606)	64,537	463,394
REDE LAJEADO	540,819	—	89	—	(180,394)	(70,098)	(57,510)	232,906
CEB LAJEADO	79,672	—	24	—	—	(11,232)	15,180	83,644
PAULISTA LAJEADO	27,425	—	—	—	—	(6,136)	6,381	27,669
CEEE-D	343,875	—	(101,928)	—	—	—	(95,298)	146,649
INAMBARI	15,890	1,402	54	(6,126)	—	—	(2,071)	9,148
CHC	28,584	—	4,540	—	—	—	(4,004)	29,119
EÓLICA MANGUE SECO	17,006	—	—	—	—	—	52	17,058
NORTE ENERGIA (BELO MONTE)	1,365,096	759,696	—	—	—	—	(20,255)	2,104,537
ROUAR	—	17,788	1,071	—	—	—	(433)	18,427
MADEIRA ENERGIA S.A.	1,870,691	654,069		—	—	—	(18,678)	2,506,082
ESBR PARTICIPAÇÕES S.A.	1,879,649	950,000	133	—	—	—	(77,642)	2,752,140
ENERPEIXE S.A.	514,735	—	—	—	—	(85,960)	96,604	525,379
INTERLIGAÇÃO ELÉTRICA DO MADEIRA S.A.	514,112	139,651	—	—	—	(7,556)	39,720	685,927
MANAUS TRANSMISSORA DE ENERGIA S.A.	476,619	21,318	—	—	—	—	27,621	525,558
TELES PIRES PARTICIPAÇÕES	92,988	439,396	—	—	—	—	(6,802)	525,582
NORTE BRASIL TRANSMISSORA DE ENERGIA S.A.	388,108	61,250	—	—	—	805	12,007	462,170
CHAPECOENSE GERAÇÃO S.A.	303,627	—	—	—	—	(48,808)	90,568	345,387
GOIÁS TRANSMISSÃO	101,646	51,499	—	—	—	(19,751)	(1,815)	131,579
STN - SISTEMA DE TRANSMISSÃO NORDESTE S.A.	188,861	—	—	—	—	(31,789)	38,082	195,154
SANTA VITÓRIA DO PALMAR HOLDING S.A.	97,060	88,772	—	—	—	—	138	185,970
TRANSMISSORA SUL BRASILEIRA DE ENERGIA S.A.	6,301	157,754	—	—	—	(1,440)	4,788	167,403
INTEGRAÇÃO TRANSMISSORA DE ENERGIA S.A.	147,902	—	—	—	—	(4,837)	17,086	160,151
RETIRO BAIXO ENERGIA S.A.	110,078	—	—	—	—	—	3,103	113,181
MGE TRANSMISSÃO	63,431	45,570	—	—	—	201	(2,831)	106,371
BRASNORTE TRANSMISSORA DE ENERGIA S.A.	109,609	—	—	—	—	—	(3,688)	105,921
INTERLIGAÇÃO ELÉTRICA GARANHUNS S.A.	14,956	80,850	—	—	—	—	2,853	98,659
LIVRAMENTO HOLDING S.A.	35,280	73,031	—	—	—	—	(10,963)	97,348
ENERGÉTICA ÁGUAS DA PEDRA S.A.	176,503	—	—	—	—	(14,483)	27,042	189,062
CIA. HIDRELÉTRICA TELES PIRES	89,816	(89,816)	—	—	—	—	—	—
BAGUARI ENERGIA S.A.	89,239	—	—	—	—	(1,837)	5,035	92,437
TRANSENERGIA RENOVÁVEL S.A.	107,865	1,960	—	—	—	(9,904)	(21,680)	78,241
TRANSMISSORA MATOGROSSENSE DE ENERGIA S.A.	63,037	—	—	—	—	—	12,619	75,656
CHUÍ HOLDING S.A	33,606	41,797	—	—	—	—	(193)	75,210
SERRA DO FACÃO ENERGIA S.A.	104,098	—	—	—	—	(16,812)	(26,544)	60,742
TDG - TRANSMISSORA DELMIRO GOUVEIA S.A.	45,183	—	—	—	—	(2,152)	6,798	49,829
Others	534,064	—		—	—	—	257,139	791,203

TOTAL OF INVESTMENTS	13,446,013	3,401,315	(168,026)	(6,126)	(180,394)	(416,741)	240,530	16,316,571

Subsidiaries and affiliates	Balance on 01/01/2012	Payment of capital	Other Comprehensive Income	Gain /Loss Capital	Reduction of Capital	Dividends and Interest on Equity	Equity	Balance on 12/31/2012
CHANGING OF INVESTMENTS

ITAIPU BINACIONAL	93,790	—	8,385		—	—	—	102,175
CELPA	171,370	—	—	—	—	—	(76,697)	94,673
CEEE-GT	701,628	—	51,370	—	—	13,562	(28,551)	738,009
CEMAT	522,614	—	—	—	—	6,275	(21,638)	507,251
EMAE	312,150	—	—	—	—	—	(50,651)	261,499
CTEEP	641,618	—	—	—	—	(108,026)	219,920	753,512
CEMAR	323,433	—	—	—	—	(41,197)	129,227	411,463
REDE LAJEADO	532,459	—	(24)	—	—	(65,292)	73,676	540,819
CEB LAJEADO	76,155	—	(20)	—	—	(10,651)	14,188	79,672
PAULISTA LAJEADO	27,654	—	—	—	—	(7,455)	7,227	27,425
CEEE-D	391,988	—	44,947	—	—	—	(93,060)	343,875
INAMBARI	16,675	1,132	185	—	—	—	(2,102)	15,890
CHC	19,090	10,029	1,886	—	—	—	(2,421)	28,584
EÓLICA MANGUE SECO	17,166	—	—	—	—	—	(159)	17,006
NORTE ENERGIA (BELO MONTE)	724,746	659,736	—	—	—	—	(19,387)	1,365,096
MADEIRA ENERGIA S.A.	645,738	1,126,504	—	—	—	—	98,449	1,870,691
ESBR PARTICIPAÇÕES S.A.	1,108,816	780,001	(463)	—	—	—	(8,705)	1,879,649
ENERPEIXE S.A.	536,652	—	—	—	—	(98,440)	76,523	514,735
INTERLIGAÇÃO ELÉTRICA DO MADEIRA S.A.	359,756	135,240	—	—	—	—	19,116	514,112
MANAUS TRANSMISSORA DE ENERGIA S.A.	310,354	180,085	—	—	—	—	(13,820)	476,619
NORTE BRASIL TRANSMISSORA DE ENERGIA S.A.	35,595	332,220	8,536	—	—	(554)	12,311	388,108
CHAPECOENSE GERAÇÃO S.A.	276,365	—	—	—	—	(5,501)	32,763	303,627
GOIÁS TRANSMISSÃO	40,540	56,840	—	—	—	(300)	4,566	101,646
STN - SISTEMA DE TRANSMISSÃO NORDESTE S.A.	195,267	—	—	—	—	(24,021)	17,615	188,861
SANTA VITÓRIA DO PALMAR HOLDING S.A.	—	97,551	—	—	—	—	(491)	97,060
INTEGRAÇÃO TRANSMISSORA DE ENERGIA S.A.	131,287	—	—	—	—	(153)	16,768	147,902
RETIRO BAIXO ENERGIA S.A.	106,068	—	—	—	—	—	4,010	110,078
MGE TRANSMISSÃO	34,217	27,440	—	—	—	(201)	1,975	63,431
BRASNORTE TRANSMISSORA DE ENERGIA S.A.	105,661	—	—	—	—	—	3,948	109,609
ENERGÉTICA ÁGUAS DA PEDRA S.A.	157,112	—	—	—	—	(8,073)	27,464	176,503
CIA. HIDRELÉTRICA TELES PIRES	93,550	—	—	—	—	—	(3,734)	89,816
BAGUARI ENERGIA S.A.	90,346	—	—	—	—	(9,730)	8,623	89,239
TRANSENERGIA RENOVÁVEL S.A.	70,821	32,830	—	—	—	—	4,214	107,865
TRANSMISSORA MATOGROSSENSE DE ENERGIA S.A.	47,047	4,799	—	—	—	—	11,191	63,037
CHUÍ HOLDING S.A	—	33,887	—	—	—	—	(281)	33,606
SERRA DO FACÃO ENERGIA S.A.	145,463	—	—	—	—	(1,005)	(40,360)	104,098
TDG - TRANSMISSORA DELMIRO GOUVEIA S.A.	15,235	34,300	—	—	—	—	(4,352)	45,183
AMAPARI ENERGIA S.A.	34,105	—	—	—	—	(2,269)	7,354	39,190
Others	405,604	—	—	—	—	—	238,797	644,401

TOTAL OF INVESTMENTS	9,518,134	3,512,594	114,802	—	—	(363,032)	424,718	13,446,013

15.4 Information about market value and investee’s revenue

			Market Value (*)
Listed Entities	Evaluation Method	Equity	12/31/2013	12/31/2012

CEEE-D	Equity	32.59%	189,631	244,628
CEEE-GT	Equity	32.59%	202,250	268,884
CEMAR	Equity	33.55%	837,264	534,769
CEMAT	Equity	40.92%	232,872	206,254
CTEEP	Equity	35.23%	1,561,602	1,846,752
EMAE	Equity	39.02%	82,894	106,681
CELPA	Market Value	1.15%	17,435	23,613
CELESC	Market Value	10.75%	82,901	141,779
CESP	Market Value	2.05%	148,568	153,571
COELCE	Market Value	7.06%	210,589	226,711
AES Tiete	Market Value	7.94%	577,435	713,399
CGEEP - DUKE	Market Value	0.47%	27,371	30,162
ENERGISA S.A	Market Value	3.29%	84,906	77,740
CELGPAR	Market Value	0.07%	345	391
CELPE	Market Value	1.56%	21,149	35,212
COPEL	Market Value	0.56%	34,136	37,856
CEB	Market Value	3.29%	6,703	6,000
AES Eletropaulo	Market Value	1.25%	35,368	35,206
CPFL Energia	Market Value	0.18%	Not disclosed	36,456
Energias do Brasil	Market Value	0.31%	19,385	18,556

(*)	Based on the price of shares on the base date.

			Market Value
Non listed Entities	Evaluation Method	Equity	12/31/2013	12/31/2012

Guascor	Market Value	4.41%	Not disclosed	Not disclosed
TANGARÁ	Market Value	25.47%	19,932	19,932
CDSA	Market Value	0.13%	368	367
Ceb Lajeado	Equity	40.07%	58,364	58,364
Lajeado Energia	Equity	40.07%	303,276	303,276
Paulista Lajeado	Equity	40.07%	22,532	22,532
Amapari Energia S.A.	Equity	40.07%	109,563	79,980
Amazônia Eletronorte Transmissora de Energia S.A.	Equity	49.00%	81,638	79,273
Baguari Energia S.A.	Equity	30.61%	301,961	291,514
Bom Jesus	Equity	49.00%	190	Not disclosed
Brasnorte Transmissora de Energia S.A.	Equity	49.71%	213,072	220,497
Brasventos Eolo Geradora de Energia S.A.	Equity	49.00%	92,340	28,208
Brasventos Miassaba 3 Geradora de Energia S.A.	Equity	49.00%	127,069	38,771
Cachoeira	Equity	49.00%	131	Not disclosed
Caldas Novas	Equity	49.90%	21,311	12,960
Carnaúba I	Equity	49.00%	231	Not disclosed
Carnaúba II	Equity	49.00%	190	Not disclosed
Carnaúba III	Equity	49.00%	169	Not disclosed
Carnaúba V	Equity	49.00%	251	Not disclosed
Central Eólica Famosa I S.A.	Equity	49.00%	14,822	Not disclosed
Central Eólica Pau Brasil S.A.	Equity	49.00%	9,878	Not disclosed
Central Eólica Rosada S.A.	Equity	49.00%	18,543	Not disclosed
Central Eólica São Paulo S.A.	Equity	49.00%	11,122	Not disclosed
Cervantes I	Equity	49.00%	169	Not disclosed
Cervantes II	Equity	49.00%	131	Not disclosed
Chapecoense Geração S.A.	Equity	40.00%	863,468	759,068
Chuí	Equity	49.00%	153,490	68,584
Companhia de Transmissão Centroeste de Minas	Equity	49.00%	35,980	48,561
Companhia Hidrelétrica Teles Pires	Equity	24.50%	Not disclosed	366,596
Construtora Integração Ltda	Equity	49.00%	91,649	82,265
Costa Oeste	Equity	49.00%	8,733	2,322
Energética Águas da Pedra S.A.	Equity	49.00%	378,947	353,906
Energia dos Ventos I S.A.	Equity	49.00%	10,963	341
Energia dos Ventos II S.A.	Equity	49.00%	6,684	251
Energia dos Ventos III S.A.	Equity	49.00%	9,880	310
Energia dos Ventos IV S.A.	Equity	49.00%	14,327	441
Energia dos Ventos IX S.A.	Equity	49.00%	11,731	341
Energia dos Ventos V S.A.	Equity	49.00%	11,504	320
Energia dos Ventos VI S.A.	Equity	49.00%	15,849	420
Energia dos Ventos VII S.A.	Equity	49.00%	16,000	441
Energia dos Ventos VIII S.A.	Equity	49.00%	11,463	320
Energia dos Ventos X S.A.	Equity	49.00%	8,792	280
Enerpeixe	Equity	40.00%	1,313,448	1,286,838
ESBR Participações S.A.	Equity	40.00%	6,880,352	4,699,124
Etau	Equity	27.40%	88,318	86,482
Extremoz Transmissora do Nordeste ETN S.A.	Equity	49.00%	3,071	108

			Market Value
Non listed Entities	Evaluation Method	Equity	12/31/2013	12/31/2012

Fronteira Oeste	Equity	51.00%	10	Not disclosed
Goiás Transmissão S.A.	Equity	49.00%	460,188	207,441
Inambari Geração de Energia	Equity	19.60%	31,255	33,878
Integração Transmissora de Energia S.A.	Equity	49.00%	317,932	297,048
Interligação Elétrica do Madeira S.A.	Equity	49.00%	1,514,466	1,119,863
Interligação Elétrica Garanhuns S.A.	Equity	49.00%	201,342	30,521
Linha Verde Transmissora de Energia S.A.	Equity	49.00%	47,463	55,169
Livramento	Equity	49.00%	198,669	72,000
Luziânia - Niquelândia Transmissora S.A.	Equity	49.00%	11,500	1,900
Madeira Energia S.A.	Equity	39.00%	6,425,851	4,796,644
Manaus Construtora Ltda.	Equity	49.50%	18,116	79,024
Manaus Transmissora de Energia S.A.	Equity	49.50%	1,061,735	962,864
Marumbi	Equity	20.00%	5,755	2,850
MGE Transmissão S.A.	Equity	49.00%	217,084	129,451
Norte Brasil Transmissora de Energia S.A.	Equity	49.00%	943,204	792,059
Norte Energia S.A.	Equity	34.98%	4,212,159	2,732,162
Paranaíba	Equity	24.50%	72,657	Not disclosed
Pedra Branca S.A.	Equity	49.00%	28,768	27,560
Pitimbu	Equity	49.00%	190	Not disclosed
Punaú I	Equity	49.00%	251	Not disclosed
Rei dos Ventos 3 Geradora de Energia S.A.	Equity	49.00%	83,460	36,384
Retiro Baixo Energética S.A.	Equity	49.00%	230,982	224,649
Santa Vitória do Palmar	Equity	49.00%	379,531	198,080
São Caetano	Equity	49.00%	269	Not disclosed
São Caetano I	Equity	49.00%	190	Not disclosed
São Galvão	Equity	49.00%	251	Not disclosed
São Pedro do Lago S.A.	Equity	49.00%	30,852	28,770
Serra do Facão Energia S.A.	Equity	49.47%	123,040	210,411
Sete Gameleiras S.A.	Equity	49.00%	41,312	40,430
STN - Sistema de Transmissão Nordeste S.A.	Equity	49.00%	398,274	385,431
TDG - Transmissora Delmiro Gouveia S.A.	Equity	49.00%	101,690	92,209
Teles Pires Participações S.A.	Equity	49.42%	1,064,632	363,628
Transenergia Goiás S.A.	Equity	49.00%	5,022	5,127
Transenergia Renovável S.A.	Equity	49.00%	159,676	220,133
Transenergia São Paulo S.A.	Equity	49.00%	101,290	63,908
Transirapé	Equity	24.50%	57,347	46,367
Transleste	Equity	24.00%	113,279	107,029
Transmissora Matogrossense de Energia S.A.	Equity	49.00%	154,399	128,647
Transnorte Energia S.A.	Equity	49.00%	76,698	53,467
Transudeste	Equity	25.00%	56,028	55,484
Triângulo Mineiro	Equity	49.00%	21,357	Not disclosed
TSBE	Equity	80.00%	209,254	7,876
TSLE	Equity	51.00%	33,139	32,904
Usina Energia Eólica Caiçara I S.A.	Equity	49.00%	10,778	233
Usina Energia Eólica Caiçara II S.A.	Equity	49.00%	6,937	136
Usina Energia Eólica Junco I S.A.	Equity	49.00%	10,599	217
Usina Energia Eólica Junco II S.A.	Equity	49.00%	10,788	227
Vale do São Bartolomeu	Equity	39.00%	1,700	Not disclosed
Ventos de Santa Joana IX Energias Renováveis S.A.	Equity	49.00%	9,017	Not disclosed
Ventos de Santa Joana X Energias Renováveis S.A.	Equity	49.00%	9,017	Not disclosed
Ventos de Santa Joana XI Energias Renováveis S.A.	Equity	49.00%	9,017	Not disclosed
Ventos de Santa Joana XII Energias Renováveis S.A.	Equity	49.00%	9,017	Not disclosed
Ventos de Santa Joana XIII Energias Renováveis S.A.	Equity	49.00%	9,017	Not disclosed
Ventos de Santa Joana XV Energias Renováveis S.A.	Equity	49.00%	9,017	Not disclosed
Ventos de Santa Joana XVI Energias Renováveis S.A.	Equity	49.00%	9,017	Not disclosed

15.5 Summary of information of jointly controlled entities and associates

I – Assets and Liabilities

			12/31/2013
Jointly controlled entities and associates	Equity	Financial, intangible and fixed assets	Other assets	Loans and financing	Other liabilities	Equity

AES Eletropaulo	1.25%	—	—	—	—	—
AES Tietê S.A	7.94%	—	—	—	—	—
Brasnorte Transmissora de Energia S.A.	49.00%	259,646	12,622	27,888	31,308	213,072
CEEE-D	32.59%	1,566,376	1,431,206	451,072	2,035,169	511,341
CEEE-GT	32.59%	468,606	2,734,020	234,429	1,235,724	1,732,473
Chapecoense Geração S.A.	40.00%	3,209,220	232,821	1,795,563	783,010	863,468
Cia Hidrelétrica Teles Pires	49.00%	3,137,772	839,665	2,659,699	255,366	1,062,372
CPFL Energia	0.18%
CTEEP	35.23%	24,565	6,575,996	229,350	1,458,764	4,912,447
CESP	2.05%	—	—	—	—	—
Energética Aguas da Pedra S.A	49.00%	750,921	144,460	442,144	43,390	409,847
Enerpeixe S.A.	40.00%	1,696,814	186,286	238,093	331,560	1,313,447
ESBR Participações S.A.	40.00%	16,808,946	1,342,317	10,179,844	933,548	7,037,871
Inambari Geração de Energia	49.00%	26,136	5,047	—	104	31,079
Integração Trasmissora de Energia S.A	49.00%	624,947	20,725	212,154	115,586	317,932
Interligação Elétrica do Madeira S.A	49.00%	4,039,559	79,230	2,431,411	432,143	1,255,235
Itaipu	50.00%	37,786,710	2,303,927	32,432,831	7,423,546	234,260
Madeira Energia S.A	39.00%	18,827,952	1,695,658	11,893,204	2,204,556	6,425,850
Manaus Transmissora de Energia S.A.	49.50%	2,076,820	177,653	876,820	315,918	1,061,735
Norte Brasil Transmissora de Energia S.A.	49.00%	2,440,038	105,802	1,097,930	507,405	940,505
Norte Energia S.A	50.00%	12,757,333	1,180,925	8,745,145	980,954	4,212,159
Serra do Facão Energia S.A	49.47%	1,999,780	74,698	516,965	1,434,737	122,776
Sistema de Transmissão Nordeste S.A	49.00%	674,032	31,820	201,814	105,764	398,274
Others		13,203,554	5,017,068	5,068,726	4,365,799	8,786,097

II – Income Statement

		12/31/2013
Jointly controlled entities and associates	Net operating revenue	financial income	financial expense	Taxes on income	Net income (loss)	Depreciation and amortization

Brasnorte Transmissora de Energia S.A.	4,050	200	(861)	(353)	1,780	(557)
CEEE-D	2,263,719	136,400	(76,275)	3,278	(228,571)	(4,795)
CEEE-GT	735,508	161,302	(22,970)	27,290	(191,336)	(41,062)
Chapecoense Geração S.A.	567,286	15,792	(140,980)	(79,433)	161,601	(64,365)
Cia Hidrelétrica Teles Pires	112	—	(925)	—	(15,898)	—
CTEEP	822,235	302,321	(212,243)	181,951	31,921	7,339
Energética Aguas da Pedra S.A	118,849	3,619	(22,432)	181,951	31,452	(12,650)
Enerpeixe S.A.	424,737	12,195	(53,551)	181,951	219,218	(49,398)
ESBR Participações S.A.	126,857	3,219	(5,704)	181,951	(194,439)	(5,661)
Inambari Geração de Energia	—	55	—	181,951	(33,579)	(24)
Integração Trasmissora de Energia S.A	71,428	1,349	(20,153)	181,951	33,999	(3)
Interligação Elétrica do Madeira S.A	784,981	9,691	(153,651)	181,951	11,092	—
Itaipu	8,199,764	54,459	(1,665,907)	181,951	2,565,210	—
Madeira Energia S.A	1,300,586	18,115	(323,895)	181,951	(47,738)	(230,612)
Manaus Transmissora de Energia S.A.	311,705	5,937	(75,372)	181,951	63,601	—
Norte Brasil Transmissora de Energia S.A.	546,395	9,936	(56,224)	181,951	14,441	—
Norte Energia S.A	—	85,047	(85,615)	18,394	(37,078)	(3,190)
Serra do Facão Energia S.A	252,057	4,278	(38,728)	(10,932)	(74,009)	(24,361)
Sistema de Transmissão Nordeste S.A	138,203	2,390	(29,923)	(18,872)	77,719	(114)
Others	4,210,026	1,077,463	(577,747)	(152,657)	481,226	(34,304)

I – Distribution Companies:

a) Distribution Alagoas - holds the concession for the distribution of electricity in all the municipalities of the State of Alagoas by the Concession Agreement 07/2001- ANEEL and its amendments, respectively, on May 15, 2005 and on June 08, 2009, maturing on July 7, 2015. Its main objective is to design, build and operate the utility distribution to final consumers of electricity. The subsidiary has negative working capital of R$ 219,360 (December 31, 2012 - R$ 39,531), accumulated losses of R$ 583,356 (December 31, 2012 - R$ 374,151) and unsecured liabilities of R$ 21,400 (equity net of R$ 4,118 on December 31, 2012) and depends on the financial support of the Company.

b) Distribution Rondônia - holds the concession to distribute electricity in all municipalities in the State of Rondônia by the Concession Agreement 05/2001- ANEEL and its amendments, respectively, February 12, 2001 and November 11, 2005 maturing on July 7, 2015. Its main objective is to design, build and operate the utility distribution to final consumers of electricity. The subsidiary has negative working capital of R$ 311,403 (December 31, 2012 - R$ 24,541), accumulated losses of R$ 1,513,778 (December 31, 2012 - R$ 1,190,628) and a deficit of R$ 188,654 (December 31, 2012 - R$ 72,768) and depends on the financial support of the Company.

c) Distribution Piauí - holds the concession to distribute electricity in all municipalities in the state of Piaui, through the Concession Agreement 04/2001 – ANEEL, 12 February 2001, maturing on July 7, 2015. The main activity is the distribution of electricity. The subsidiary has negative working capital of R$ 176,070 (December 31, 2012-54248), accumulated losses of R$ 1,441,479 (December 31, 2012 - R$ 999,171) and unsecured liabilities of R$ 219,477 (31 December 2012 - R $ 223,506) and depends on the financial support of the Company.

d) Amazonas Energia – has as main activities the generation, distribution and sale of electricity in the State of Amazonas. Amazonas Energia’s own generation (2203.9 MW) reduces its need to buy electricity from independent producers. The subsidiary has negative working capital of R$ 2,950,392 (December 31, 2012 - R$ 1,949,330) accumulated losses of R$ 6,586,399 (December 31, 2012 - R$ 5,445,438) and a passive deficit of R$ 2,492,502 (December 31, 2012 - R$ 1,128,019) and depends on the financial support of the Company. This subsidiary may be restructured in 2014; the Company is considering transferring generation to a new company to be created under Eletrobras.

e) Distribution Roraima - holds the concession to distribute electricity in Boa Vista – PR, through Concession Agreement 21/2001 – ANEEL and its amendments, respectively, March 21, 2001 and October 14, 2005 maturing on July 7, 2015. The subsidiary has negative working capital of R$ 33,611 (December 31, 2012 - R$ 41,725), accumulated losses of R$ 674,534 (December 31, 2012 - R$ 715,355) and equity of R$ 8,294 (capital deficit of R$ 35,239 at December 31, 2012) and depends on the financial support of the Company.

f) Distribution Acre - holds the concession to distribute and sell electricity in the state of Acre, through Concession Agreement 06/ 2001 – ANEEL, February 12, 2001 maturing on July 7, 2015. The electricity supply to the capital, Rio Branco, and six localities is made by Eletronorte. Since 1999, the remainder of the state is supplied through a lease contract arrangement with GUASCOR Brazil Ltda. in the form of Independent Power Producer, IPP, through Isolated Generation Systems. It should be emphasized that the supply of electricity to the entire state, is through diesel power stations (100%). The subsidiary has negative working capital of R$ 19,921 (December 31, 2012 - R$ 39,422), accumulated losses of R$ 458,987 (December 31, 2012 - R$ 306,761) and unsecured liabilities of R$ 209,552 (31 December 2012 - R$ 57,325) and depends on the financial support of the Company.

II - Generation and Transmission Companies:

a) Thermonuclear Eletrobras SA - wholly owned subsidiary of the Company, is primarily engaged in the construction and operation of nuclear facilities, and the implementation of related engineering services, and these activities are regulated and supervised by ANEEL. The Company is engaged in operating Angra 1 and Angra 2, with nominal power of 1,990 MW, and is engaged in the construction of Angra 3. The electricity generated by the Company has been provided exclusively for the subsidiary Furnas, under a purchase and sale of electricity contract maturing on December 31, 2012. As of January 1, 2013, electricity was divided among all concession holders authorized for public distribution service in the National Interconnected System - SIN, according to the methodology established in the Normative Resolution No. 530, issued on 21 December 2012, ANEEL, for calculating the annual quota-shares relating to energy generation plants of Angra 1 and Angra 2 and the conditions for the sale of this electricity pursuant to article 11 of Law No. 12.111/2009.

b) Eletrosul Central Electric SA - has as main objective the transmission and generation of electricity directly or through participation in special purpose entities. The Company carries out studies, projects, construction, operation and maintenance of the transmission and power generation systems, and these activities are regulated. The Company controls the Uirapuru As NE 3.2 (d), Artemis, RS Energy, Porto Velho Transmitter and Cerro Chato I, II and III which were merged on May 29, 2013.

c) Itaipú - Binacional is an entity created and governed, with equal rights and obligations under international treaty signed on April 26, 1973, between the Federative Republic of Brazil and the Republic of Paraguay, with its capital belonging equally to Eletrobras and Administración Nacional de Electricidad - ANDE.

The goal is the utilization of the water resources of the Paraná River, belonging to the two countries in an area from Salto de Guaíra to the outfall of the Iguaçu River, through the construction and operation of the Hydro Power Plant, with a total available capacity of 14 million MW. In 2013 Itaipú produced a total of 98.6 million MWh, breaking its own world record for energy production.

d) Hydroelectric Company of San Francisco - CHESF - public utility electric power which aims to generate, transmit and sell electricity. Generation focuses on hydrothermal systems, with a predominance of hydroelectric plants, which account for over 97% of total production. CHESF has 14 hydroelectric plants and one thermoelectric plant, for a total installed capacity of 10,615 MW, and the activity of the transmission system consists of 11 substations and 19,344 km of high voltage lines.

e) Centrais Elétricas do Norte do Brasil S.A. - Eletronorte - public utility electricity entity, controlled by the Company, with predominant activity in the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima and Tocantins. Its electricity generation operations consist of four hydroelectric plants with an installed capacity of 8860.05 MW and 6 thermal power plants with a capacity of 479.97 MW, for a total installed capacity of 9340.02 MW. Power transmission is effected by a system composed of 9287.13 km of transmission lines, 45 substations in the National Interconnected System - SIN 695.89 Km of transmission lines, 10 substations in the isolated system, a total of 9,983, 02 km of transmission lines and 55 substations.

It has a controlling stake in its subsidiary Transco Station Energia SA, and corporate participation in various special purpose entities involved in the generation and transmission of electricity. On December 30, 2013, the wholly owned subsidiary of Rio Branco Transco Energy S.A., was incorporated (Note 3.2 d).

f) Furnas Centrais Eletricas S.A. – Furnas - controlled by the Company, engaged in the generation, transmission and trading predominantly in the region of the Federal District and the states of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso, Pará, Tocantins, Rondônia, Rio Grande do Sul, Santa Catarina, Rio Grande do Norte, Ceará and Bahia, as well as participating in special purpose entities. The system of electricity production operated by Furnas has 9 wholly owned hydroelectric plants, two in partnership with the private sector with an installed capacity of 8,996 MW and two 962 MW power plants with capacity totaling 9,958 MW.

g) Compania de Geração Térmica de Energia Elétrica - CGTEE - is primarily engaged in performing studies of, designing, constructing and operating the transmission facilities and power generation systems, for which it is regulated. The Company has transferred to it the following power generation plants: Usina Presidente Medici, Phases A and B, located in the municipality of Candiota; Plant St. Jerome, in the municipality of St. Jerome, and NUTEPA Plant, located in the municipality of Porto Alegre, all in the state of Rio Grande do Sul. The subsidiary has negative working capital of R$ 359,585 (December 31, 2012 - R$ 316,197).

CGTEE showed a loss of R$ 472,043 on December 31, 2013, compared to a loss of R$ 418,013 on December 31, 2012, resulting in a deficit of R$ 97,728 (equity of R$ 210,210 on December 31, 2012). Given the current situation, the company is in talks with Eletrobras in order to secure its technical and financial recovery. CGTEE also needs the financial support of Eletrobras for operational maintenance and for the implementation of future investments.

III – Other Companies

a) Companhia Energetica do Maranhao - CEMAR - public service concessionaire of electricity, with the objective to design, build and operate systems for the sub-transmission, transformation, distribution and sale of electricity.

The Company holds the concession to distribute electricity to 217 municipalities in the State of Maranhão, regulated by the Concession Agreement No. 60 of August 28, 2000, signed with ANEEL, which will mature in August 2030. This concession agreement may be renewed for a further period of 30 years.

b) Eletrobras Participações S.A. - subsidiary of the Company, engaged in the participation in the capital of other companies.

c) Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT - traded corporation with its controlling shareholder being the state of Rio Grande do Sul through the Companhia Estadual de Energia Elétrica Participações - CEEE-Par, which holds 65% of the company and 92% of its total capital. The entity’s purpose is to explore the production and transmission of electric power systems.

d) Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D publicly traded corporation with its controlling shareholder being the state of Rio Grande do Sul through the Companhia Estadual de Energia Elétrica Participações - CEEE-Par, which holds 65.92% of its total capital. The CEEE-D is engaged in the distribution of electricity in 72 districts of Rio Grande do Sul, serving approximately 4 million consumer units.

e) Companhia Transmissão de Energia Elétrica Paulista - CTEEP – publicly traded corporation, authorized to operate as a public utility electric power entity, with its main activities being the planning, construction and operation of transmission systems of electricity.

f) Centrais Elétricas do Pará S.A. – CELPA - publicly traded company under the controlling ownership of Equatorial Energia S.A. (Equatorial), which operates in the generation and distribution of electricity in the State of Pará, serving consumers in 143 municipalities, according to the Concession Agreement 182/1998, entered into on July 28, 1998. The concession is for 30 years and is due to mature on July 28, 2028. In addition to the distribution agreement, the CELPA has Generation Concession 181/98 Agreement 34 for thermoelectric power plants, with 11 private and 23 outsourced, for the operation of electricity generation. The term is for 30 years and matures on July 28 2028. This agreement may be renewed for another 30 year period. In December 2013, CELPA had a net working capital of R$ 94,439 (December 31, 2012 - negative R$ 33,510).

All existing claims against the subsidiary until the date of filing of its bankruptcy, even though not due, subject to the legal exceptions, shall be paid pursuant to the judicial recovery plan, approved on September 1, 2012 at the General Meeting creditors.

g) Empresa Metropolitana de Águas e Energia S.A. - EMAE - the concessionaire of a hydroelectric complex located in the Alto Tietê, centered on Henry Borden hydroelectric plant. EMAE further operates UHE Rasgão and UHE Porto Góes, both in Rio Tietê. Also, EMAE operates UHE Isabel in the city of Pindamonhangaba in the Paraíba Valley, although this site is currently out of operation. The subsidiary had positive net working capital as of December 31, 2013 of R$138,019 (December 31, 2012 R$ 140,244).

h) Lajeado Energia S.A, - privately held company, a subsidiary of EDP Energias do Brazil S.A., is primarily engaged in the generation and sale of electricity. The Company holds 73% of the total capital of Investco S.A., whose main purpose is the exploration of UHE Luís Eduardo Magalhães and its transmission system in the State of Tocantins, pursuant to the terms of the Concession Contract for Use of Public Property 05/97 - ANEEL, effective until 2033.

i) Centrais Elétricas Matogrossenses S.A. - CEMAT stock company traded under the ownership control of Rede Energia S.A., under federal control, working in the area of electric power distribution. It generates electricity through its thermal power plants and serves the isolated systems in its concession area, which covers the state of Mato Grosso, serving consumers in 141 municipalities. Under the Concession Agreement of 03/1997 signed on December 11, 1997, the concession period is 30 years and it expires on December 11, 2027, but is renewable for another 30 year period. In addition to the distribution agreement, the Company has Generation Concession 04/1997 Contract, for 3 thermal power plants with their associated substations, maturing on December 10, 2027. The subsidiary had negative working capital as of December 31, 2013 of R$ 925,515 (December 31, 2012 - R$ 438,922). The subsidiary has had difficulties in attracting and renewing its loans and financing which has resulted in difficulties settling its debts and other operational commitments in the short term.

ANEEL, through Authorization Resolution No. 3,647 of August 31, 2012, began provisional administrative intervention in CEMAT for a period of one (1) year from the publication of the resolution, unless renewed. By means of Resolution no. 4,282 of August 20, 2013, ANEEL renewed for a period of two (2) years the administrative intervention in CEMAT, leaving the previous provisions unchanged. Additionally, the Company announced to the market on

December 19, 2012 the postponement of the payment of interest on capital declared at the Annual General Meeting held on April 30, 2012. This payment is suspended until the financial strength of the Company improves.

The judicial reorganization plans were submitted to the court within the statutory period on 03/15/2013, to be submitted for approval at the general meetings of creditors of the companies, which must be conducted within 150 (one hundred fifty) days, from the date of the order relating to the recovery (art. 56, § 1, of the Recovery Act). These plans, which were disclosed to shareholders and the market in accordance with applicable regulations, are subject to changes that may be proposed by creditors and resolved at a general meeting of creditors, subject to the legal quorum and approval of their own entities (Art. 56, § 3, the Recovery Act).

On December 17, 2013, ANEEL approved by order No. 4.463/2013 the judicial recovery plan of CEMAT presented by Grupo Rede Energia which was updated by Grupo Energisa. The Company recorded a provision for loss on investment in CEMAT because of CEMAT’s bankruptcy protection.

j) Norte Energia S.A. - special purpose company, privately held, for the purpose of conducting all necessary actions for the implementation, operation and maintenance of the hydroelectric plant of Belo Monte (UHE Belo Monte), with activities on the Xingu River, in the state of Pará and transmission facilities relating to the generating plant. The Company holds 49.98% of the share capital of Norte Energia. This subsidiary has invested heavily in organizational costs, development and pre-operation, which, according to the estimates and projections, should be absorbed by income from future operations. The subsidiary has a need for financial backing from its shareholders and third parties for a significant amount of resources for the completion of its hydroelectric plant. On December 31, 2013, the subsidiary had positive working capital of R$ 1,208,687 (December 31, 2012 - negative net equity of R$ 1,191,908).

k) Madeira Energia S.A. - a privately held corporation, incorporated on August 27, 2007 is engaged in the construction and operation of the Santo Antônio hydroelectric plant located in a portion of the Madeira River, in the city of Porto Velho, State of Rondônia, and its Associated Transmission System. The Company holds 39% of the capital of Madeira Energia. The subsidiary is incurring constitution expenses related to the development project for the construction of Santo Antônio hydroelectric plant, which, according to the financial projections prepared by its management, should be absorbed by future revenue from operations. On December 31, 2013, the subsidiary had negative working capital of R $ 199,510 (December 31, 2012 - R$ 1,166,329).

IV – Companies under Management

a) Companhia de Eletricidade do Amapá - CEA - The Company signed on November 12, 2012, a memorandum of understanding, in order to participate in the process of financial restructuring of the Companhia de Eletricidade do Amapá - CEA. This process provides that the Company will take a controlling stake in the CEA.

The Company and the State of Amapá signed on September 12, 2013, the Shareholders’ Agreement and a Management Agreement, aiming to secure the economic and financial recovery of the that after implementation of all its terms, provides a purchase option, by the Company, of the controlling interest in that company. For this, the Company assumes the executive management of the CEA, through its majority representation on the Board of Directors and appointment of members of the Executive Board of the CEA, which will later be replaced by professionals hired from the industry.

In this process the Government of the State of Amapá has received funding from the Federal Government, in order to discharge the debts of the CEA by Eletrobras and other vendors, and prepare a Contingency Plan to be submitted for approval by ANEEL.

b) Companhia Energética de Roraima - CERR - signed on November 26, 2012, a memorandum of understanding, in order to participate in the process of the financial restructuring of the Companhia Energetica de Roraima - CERR. This process provides that the Company may acquire control of CERR.

The Company and the Government of the State of Roraima signed, initially, a Shareholders’ Agreement and a Management Agreement, subject to the necessary approvals, aiming to secure the economic and financial recovery of CERR that, after the implementation of all its terms, provides a purchase option, by the Company, of the controlling interest in that company. For this, the Company assumes the executive management of CERR, through its majority representation on the Board of Directors and appointment of members of the Executive Board of CERR, which will later be replaced by professionals hired from the industry.

In this process the Government of the State of Roraima obtained funding, in order to discharge the debts of CERR by Eletrobras and other vendors, and prepare a Contingency Plan to be submitted for approval by ANEEL.

c) Celg Distribuição – CELG-D - On April 24, 2012 the Shareholders’ Agreement and Management Agreement between Eletrobras and the Government of the State of Goiás were signed with the Celgpar, in order to allow Eletrobras to assume the management of Celg Distribuição S.A. (Celg D) through its majority representation on the Board of Directors of the distributor, in order to promote the financial recovery CELD D, as well as introduce best practices of corporate governance, by introducing systems for the Management and Audit Committee and giving the means to comply with regulations of ANEEL in respect of its concession area.

However, through the Shareholders’ Agreement and Management Agreement cited above, and in accordance with the Law 12.688/12, Eletrobras may in the future, if such action proves economically feasible before the restructuring of its debts and corporate governance, acquire a controlling stake of CELG D, by acquiring 51% of the voting capital.

However, the divestiture process above is conditional upon the fulfillment of certain other conditions and obligations by the parties involved, including for example:

•	Approval by the General Shareholders’ Meeting of Eletrobras;

•	Setting the price and terms of the transaction in accordance with an independent valuation report of the company;

•	Completion of due diligence by Eletrobras;

•	Negotiation of the draft Purchase and Sale Agreement;

•	Approval of the Department of Coordination and Governance of State Owned Enterprises under Article 6, IV, in Annex I to Decree number 7,675 of 01/20/2012, and the National Electric Energy Agency.

On January 29, 2014, Eletrobras, Celgpar and the State of Goiás signed a memorandum of understanding in order to reaffirm the following conditions for business continuity:

•	The shares to be purchased by Eletrobras will be up to 51% of the common shares of GELG D.

•	The State and Celgpar undertake to facilitate the injection of funds by the amount of R$ 1.9 billion in CELG D, concurrently with the completion of the transfer of control to Eletrobras;

•	As a condition to the acquisition of the shares by Eletrobras, these contributions should be sufficient to make a positive equity market for CELG D;

•	The Parties undertake to endeavor to facilitate the completion of the evaluations of CELG D, according to the agreed terms;

•	The State, Celgpar and CELG D undertake to provide Eletrobras all documents requested by it, necessary for the completion of its review.

Thus, Eletrobras has, on this date, only a 0.07% participation in the capital of Celgpar, and on December 31, 2013 we do not believe the necessary conditions for the control of CELG D are satisfied. Pursuant to provisions of IAS 27R, we do not believe CELG D has been transferred to Eletrobras and therefore the conditions set out in IFRS 3 for the consolidation of the financial statements of Eletrobras and CELG D for the year ended December 31, 2013 have not been satisfied.

V – Specific Purpose Entities

Throughout recent years, the companies of Eletrobras signed partnership projects with private companies, where the Company is a non-controlling shareholder, holding preferential shares. These enterprises have the objective to operate in the electricity generation and transmission sectors, and their values are classified as Assets – Investments.

In the same manner, and considering the need to expand investments in the Electricity Segment, companies controlled by the Company participate, also as minority shareholders, with common shares, in companies with concessions of electricity public utility services, which are also classified as Assets – Investments. The relevant investments with Company participation and its controlled companies with their specific purpose are as follows:

1 – Sistema de Transmissão Nordeste – STN

Partners – 1 – Chesf 49%; 2 – Alusa 51%

Purpose – LT 500 Hv, 546 vKm – Teresina/Fortaleza – in operation

2 – Empresa Transmissora do Alto Uruguai – ETAU

Partners – 1 – Eletrosul 27,4%; 2 – Transmissora Aliança 52,6%; 3 – DME Energética 10%; 4 – CEEE-GT 10%

Purpose – LT 230 Kv, 187 Km – Campos Novos /Santa Marte – in operation.

3 – Enerpeixe S.A.

Partners – 1 – Furnas 40%; 2 – EDP 60%

Purpose – UHE Peixe Angical 452 MW – in operation.

4 – Manaus Construtora Ltda.

Partners – 1 – Eletronorte 30,0%; 2 – Chesf 19,5; 3 - Abengoa Holding 50,5%

Purpose – LT 500KV Oriximá/Cariri, SE Itacoatiara 500/138KV e SE 500/230KV – in operation.

5 – Uirapuru Transmissora de Energia

Partners – 1 – Eletrosul 75%; 2 – Elos 25%

Purpose – LT 525KV, Ivaiorã/Londrina – in operation.

6 – Energia Sustentável do Brasil

Partners – 1 – Chesf 20%; 2 – Eletrosul 20%; 2 - GDF Suez Energy Latin America Ltda – 60%.

Purpose – UHE Jirau, com 3.750 MW – in operation.

7 – Norte Brasil Transmissora de Energia

Partners – 1 – Eletrosul – 24,5%; 2 – Eletronorte 24,5%; 3 –Abengoa Concessões Brasil Holding S.A. – 51%

Purpose – LT Porto Velho/Araraquara, portion 2, 600KV – in pre operational phase.

8 – Estação Transmissora de Energia

Partners – Eletronorte 100%

Purpose – rectifying station – continuous current/alternate current – inversing station – 600/500 KV - 2950 MW – in operation.

9 – Amazônia Eletronorte Transmissora de Energia

Partners – 1 – Eletronorte 49%; 2 – Bimetal 26,99%; 3 – Alubar 10,76%; 4 – Linear 13,25%

Purpose - 2 transmission lines in 230 KV, Coxipó/Cuiabá, with a length of 25 km and Cuiabá / Rondonópolis, with a length of 168 km – in operation.

10 – Intesa - Integração Transmissora de Energia

Partners – 1 – Chesf 12%; 2 – Eletronorte 37%; 3 – FIP 51%

Purpose - LT 500kV, Colinas/Serra da Mesa 2, third circuit – in operation.

11 – Energética Águas da Pedra

Partners – 1 – Chesf 24,5%; 2 – Eletronorte 24,5%; 3 – Neoenergia S.A. 51%

Purpose – UHE Rio Aripuanã 261KW – in operation.

12 – Amapari Energia

Partners – 1 – Eletronorte 49%; 2 – MPX Energia 51%

Purpose – UTE Serra do Navio 23,33MW

13 – Brasnorte Transmissora de Energia

Partners - 1 – Eletronorte 49,71%; 2 – Terna Participações 38,70%; 3 – Bimetal Ind. e Com. de Produtos Metalúrgicos LTDA 11,62%

Purpose – LT Juba/Jauru 230 KV, with a length of 129 Km; LT Maggi/Nova Mutum 230 KV, with a length of 273 Km; SE Juba, 230/130 KV e SE Maggi, 230/138 KV – in operation.

14 – Manaus Transmissora de Energia

Partners – 1 – Eletronorte 30%; 2 – Chesf 19,50%; 3- Abengoa Concessões Brasil Holding 50,50%

Purpose - LT Oriximiná/Itacoatiara, double circuit, 500KV, with a length of 374 KM, LT Itacoatiara/Cariri, double circuit 500KV, with a length of 212 Km, Subestação Itacoatiara em 500/230 KV, 1.800MVA – in operation.

15 – Transleste

Partners – 1 - Furnas 24%; 2 – Alusa 41%; 3 – Cemig 25%; 4 – EATE 10%

Purpose LT Montes Claros/Irapé, 345 kV – in operation.

16 – Transudeste

Partners – 1 – Furnas 25%; 2 – Alusa 41%; 3 – Cemig 24%; 4 – EATE 10%

Purpose - LT Itutinga/ Juiz de Fora, 345 kV – in operation.

17 – Transirapé

Partners – 1 – Furnas 24,50%; 2 – Alusa 41%; 3 – Cemig 24,50%; 4 – EATE 10%

Purpose - LT Irapé / Araçuaí, 230 kV – in operation.

18 – Chapecoense

Partners – 1 – Furnas 40%; 2 - CPFL 51%; 3 - CEEE-GT 9%

Purpose – UHE Foz do Chapecó, Rio Uruguai, 855MW – in operation.

19 – Serra do Facão Energia

Partners - 1 – Furnas 49,47%; 2 - Alcoa Alumínio S.A. 34,97%, 3 - DME Energética S.A 10,09% e 4 - Camargo Corrêa Energia S.A. 5,46%.

Purpose - UHE Serra do Facão, 212,58 MW – in operation.

20 – Retiro Baixo

Partners – 1 - Furnas 49%; 2 – Orteng 25,5%; 3 - Arcadis Logos 25,5%

Purpose - UHE Retiro Baixo, 82 MW – in operation.

21 – Baguari Energia

Partners – 1 – Furnas 30,61%; 2- Cemig 69,39%

Purpose - UHE Baguari, 140 MW – in operation.

22 – Centroeste de Minas

Partners – 1 – Furnas 49%; 2 – Cemig 51%

Purpose - LT Furnas/Pimenta (MG), 345 kV – in operation.

23 – Santo Antonio Energia

Partners – 1 - Furnas 39%; 2 - Odebrecht Investimentos 17,6%; 3 - Andrade Gutierrez Participações 12,4%; 4 – Cemig 10%; 5 - Fundos de Investimentos e Participações da Amazônia 20%; 6 - Construtora Norberto Odebrecht (1%).

Purpose - UHE Santo Antônio – in operation.

24 – IE Madeira

Partners – 1 – Furnas 24,50%; 2 – Chesf 24,50%; 3 – CTEEP 31%

Purpose - LT Coletora Porto Velho/Araraquara, first portion, with a length of 2.950 Km – in operation.

25 – Inambari

Partners – 1 – Furnas 19,60%; 2 – Eletrobras 29,40%; 3 – OAS 51%

Purpose – Construction of UHE Inambari (Peru), and of the system of Transmission of exclusive use, connecting Peru and Brasil, as well as importation, exportation of goods – in pre operational stage.

26 – Transenergia

Partners – 1 – Furnas 49%; 2 –J. Malucelli 51%

Purpose - construction, deployment, operation and maintenance of transmission line of electricity the basic network of National Interconnected System Lot C.

27 – Norte Energia S.A.

Partners – 1 – Eletrobras 15,00%; 2 – Chesf 15%; 3 - Eletronorte 19,98%; 4 - Petros 10%; 5 - Outros 40,02%

Purpose – UHE Belo Monte, in Xingu river – in pre operational stage.

28 – Eólicas Junco I, Junco II, Caiçara I e Caiçara II

Partners - 1 - Chesf: 49%; 2 - Empresa francesa Votalia: 51%.

Purpose - purchase of energy from new wind generation projects. The plants Junco I and II of 30 MW each, will be built in the city of Jijoca de Jericoacoara, and power plants Caiçara I and II of 30 MW and 21 MW, respectively, will be built in the municipality of Cruz in the State of Ceará and will total 111 MW of installed power - pre-operational stage.

29 – Extremoz Transmissora do Nordeste – ETN S.A

Partners: 1 - Chesf 49%; 2 - CTEEP: Companhia de Transmissão de Energia Elétrica Paulista: 51%.

Purpose: construction, installation, operation and maintenance of transmission facilities of electricity of the Rede Básica do Sistema Interligado Nacional, specifically the LT Ceará Mirim – João Câmara II, CS, 500 kV, with a length of 64 km; LT Ceará Mirim – Campina Grande III, CS, 500 kV, with a length of 201 km; LT Ceará Mirim – Extremoz II, CS, 230 kV, with a length of 26 km; LT Campina Grande III – Campina Grande II, CS, 230 kV, with a length of 8,5 km; LT Secc. J. Camara II/Extremoz/SE Ceará Mirim, CS, 230 kV, with a length of 6 km; LT Secc. C. Grande II/Extremoz II, C1 and C2, CS, 230 kV, with a length of 12,5 km; SE João Câmara II, 500 kV; SE Campina Grande III, 500/230 kV; SE Ceará Mirim, 500/230 kV – pre-operational stage.

30 –TDG – Transmissora Delmiro Gouveia S.A

Partners -1 - Chesf: 49%; 2 - ATP Engenharia Ltda.: 51%.

Purpose - construction, implementation, operation and maintenance of transmission facilities of the electricity transmission line São Luiz II, 230 Kv, with a length of 156 Km – Maranhão, the substations Pecém III in 500/230 Kv (3.600 MVA), and Aquiraz II, in 230/69 kV (450 MVA)- Ceará - pre-operational stage.

31 – Pedra Branca, São Pedro do Lago e Sete Gameleiras

Partners - 1 - Chesf: 49%; 2 - Brennand Energia 51%.

Purpose - hiring, in the regulated environment, alternative sources of energy generation, in the form of energy availability, capacity to generate 30.0 MW each, in pre-operational stage.

32 – Interligação Elétrica Garanhuns S.A

Partners - 1 - Chesf: 49%; 2 - CTEEP: Companhia de Transmissão de Energia Elétrica Paulista 51%.

Purpose - construction, installation, operation and maintenance of facilities for electricity transmission, LT Luis Gonzaga – Garanhuns, 500 kV, with a length of 224 km; LT Garanhuns – Campina Grande III, 500 kV, with a length of 190 km; LT Garanhuns – Pau Ferro, 500 kV, with a length of 239 km; LT Garanhuns – Angelim I, 230 kV, with a length of 13 Km; SE Garanhuns, 500/230 kV; SE Pau Ferro, 500/230 kV, in pre-operational stage.

33 – Chuí

Partners - 1 - Eletrosul: 49%; 2 - Rio Bravo Investimentos: 51%.

Purpose - windpower, in pre-operational stage.

34 – Livramento

Partners - 1 - Eletrosul: 49%; 2 - Rio Bravo Investimentos: 41%; 3 - Fundação Elos: 10%.

Purpose - windpower, in pre-operational stage.

35 – Santa Vitória do Palmar

Partners - 1 - Eletrosul: 49%; 2 - Rio Bravo Investimentos: 51%.

Purpose - windpower, in pre-operational stage.

36 – TSBE

Partners - 1 - Eletrosul: 80%; 2 - Copel: 20%.

Purpose - LT 230 Kv- Nova Santa Rita- Camaquã 3- LT 230 Kv Camaquã 3- Quinta; LT 525 Kv Salto Santiago- Itá; LT 525 Kv Itá- Nova Santa Rita, in pre-operational stage.

37 – TSLE

Partners - 1 - Eletrosul: 51%; 2 - CEEE: 49%.

Purpose - LT 525 Kv Nova Santa Rita – Povo Novo; LT 525 Kv Povo Nova- Marmeleiro; LT 525 Kv Marmeleiro- Santa Vitória do Palmar. Section of LT 230 Kv Camaquã 3. In pre-operational stage.

38 – Marumbi

Partners - 1 - Eletrosul: 20%; 2 - Copel: 80%.

Purpose - LT 525 Kv Curitiba – Curitiba Leste (PR). In pre-operational stage.

39 – Costa Oeste

Partners - 1 - Eletrosul: 49%; 2 - Copel: 51%.

Purpose - LT 230 Kv Cascavel Oeste- Umuarama(PR). In pre-operational stage.

40 – Teles Pires Participações

Partners - 1 - Eletrosul: 24,70%; 2 - Neoenergia: 50,60%; 3- Furnas: 24,70%.

Purpose - hydraulic generation, UHE Teles Pires, in pre-operational stage.

41 – Linha Verde Transmissora de Energia

Parceiro - 1 - Eletronorte: 49%; 2 - Abengoa Concessões Brasil Holding S.A.: 51%.

Purpose - LT Porto Velho - Samuel - Ariquemes - Ji-Paraná - Pimenta Bueno - Vilhena (RO), Jaurú (MT), with an extension of 987 Km, 230 kV – in pre operation stage.

42 – Transmissora Matogrossense

Partners - 1 - Eletronorte: 49%; 2 - Alupar Investimentos S.A. - 46%; 3 - Mavi Engenharia e Construções Ltda. - 5%

Purpose - LT Jaurú - Cuiabá (MT), with extension of 348 Km and SE Jaurú, with 500 kV in operation.

43 – Construtora Integração

Partners - 1 - Eletronorte: 24,50%; 2 - Eletrosul: 24,50%; 3 - Abengoa Concessões Brasil Holding S.A.: 51%

Purpose - Company formed for the construction of the project Norte Brasil Transmissora de Energia S.A. - in operation.

44 – Transorte

Partners - 1 - Eletronorte: 49%; 2 - Alupar Investimento S.A.: 51%.

Purpose - LT Lechuga (AM) - Equador - Boa Vista (RR), with 500 kV in pre operational stage.

45 – Brasventos Eolo Geradora Energia

Partners - 1 - Eletronorte: 24,50%; 2 - Furnas: 24,50%; 3 - J. Malucelli: 51%.

Purpose - Parque Eólico Rei dos Ventos 1 with 48,6 MW of installed capacity, located in the municipality of Galinhos, Rio Grande do Norte - in pre operational stage.

46 – Brasventos Miassaba 3 Geradora

Partners - 1 - Eletronorte: 24,50%; 2 - Furnas: 24,50%; 3 - J. Malucelli: 51%.

Purpose - Parque Eólico Miassaba 3, with 50 MW of capacity installed, located at the municipality of Macau, in Rio Grande do Norte - in pre operational stage.

47 – Rei dos Ventos 3 Geradora

Partners - 1 - Eletronorte: 24,50%; 2 - Furnas: 24,50%; 3 - J. Malucelli: 51%.

Purpose - Parque Eólico Rei dos Ventos 3, with 48,6 MW of capacity installed, located at the municipality of Galinhos, in Rio Grande do Norte - in pre operational stage.

48 – Luziana – Niquelândia Transmissora

Partners - 1 - Furnas: 49%; 2 - State Grid Corporation of China: 51%.

Purpose - Transmission facilities composed by Niquelândia substation with transformation 230/69 kV - (3+1) x 10 MVA, and by Subestação Luziânia, with transformation 500/138 kV - (3+1) x 75 MVA in pre operational stage.

49 – Energia dos Ventos I a X

Partners - 1 - Furnas: 49%; 2 - Alupar 50,99%; 3 - Companies holding the rights of the studies: 0,01%.

Purpose - Concession for construction and exploitation of 10 Windpower Generating Power Plants and its transmission facilities. Windpower Generating Power Plants, totaling 230 MW installed, in the municipalities of Fortim and Aracatí - Ceará.

50 – Caldas Novas

Partners - 1 - Furnas: 49,90%; 2 - Desenvix: 25,5%; 3 - Santa Rita: 12,525%; CEL Engenharia: 12,525%.

Purpose - Transmission Facilities of the basic network, composed by Substation Corumbá, in 345/138 kV – 150 MVA- Caldas Novas – GO.

51– Goiás Transmissão

Partners - 1 - Furnas: 49%; 2 - Desenvix: 25,5%; 3 - J. Malucelli Energia: 25,5%.

Purpose - construction, installation, operation and maintenance of the transmission lines Rio Verde Norte – Trindade; Trindade - Xavantes; Trindade - Região Centro Oeste.

52 – Madeira Energia S.A

Partners - 1 - Furnas: 39%; 2 - Odebrecht Energia: 18,6%; 3 - Andrade Gutierrez Participações S.A.: 12,4%; 4- CEMIG: 10%; 5- FIP: 20%.

Purpose - construction and operation of the UHE Santo Antônio- Porto Velho- RO.

53 – MGE Transmissão

Partners - 1 - Furnas: 49%; 2 - Desenvix: 25,5%; 3 - J. Malucelli Energia: 25,5%.

Purpose - construction, installation, operation and maintenance of the LTs Mesquita – Viana 2- Viana 2- Viana e da SE Viana 2.

54 – Triangulo Mineiro

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

Purpose: Building, installation, operation and maintenance of LT Hornet II - Assis.

55 – Paranaíba

Partners: 1 - Furnas: 24.50%; 2 - Copel: 24.50%; 3 - State Grid: 51%.

Purpose: Building, installation, operation and maintenance of transmission lines Barriers II - Rio das Mares - Luziania - Pirapora.

56 – Central Famous Windmill I

Partners: 1 - Furnas: 49%, 2 - PF Participações Ltda: 51%.

Object: Famous I, with 22.5 MW installed capacity wind farm, located in the municipality of Tibau, Rio Grande do Norte.

57 – Central Wind Pau Brazil

Partners: 1 - Furnas: 49%, 2 - PF Participações Ltda: 51%.

Purpose: Park Pau Brazil, with 15 MW of installed capacity located in the municipality of Icapui, Ceará.

58 – Central Wind Rosada

Partners: 1 - Furnas: 49%, 2 - PF Participações Ltda: 51%.

Purpose: Rosada Park, with 30 MW of installed capacity located in the municipality of Tibau, Rio Grande do Norte.

59 – Windmill Central Sao Paulo

Partners: 1 - Furnas: 49%, 2 - PF Participações Ltda: 51%.

Purpose: Rosada Park, with 17.5 MW of installed capacity located in the municipality of Icapui, Ceará.

60 – Valley of Saint Bartholomew

Partners: 1 - Furnas: 39%, 2 - Milan FIP Box: 51%, 3 - CELG DT: 10%.

Purpose: Building, installation, operation and maintenance of transmission lines Luziania - Brasilia East; Fern - South Brasilia - Brasilia General.

61 – I Punaú

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

Purpose: 7 wind farms in the state of Rio Grande do Norte, totaling 132 MW.

62 – I Carnauba

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

63 – Carnauba II

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

64 – Carnauba III

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

65 – Carnauba V

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

66 – I Cervantes

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

67 – Cervantes II

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

68 – Bom Jesus

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

69 – Waterfall

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

70 – Pitimbu

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

71 – Sao Caetano I

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

72 – Sao Caetano

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

73 – Saint Galvão

Partners: 1 - Furnas: 49%, 2 - FIP Caixa Milan: 51%.

74 – Sinop Energy Company SA

Partners: 1 - Eletronorte: 24.50%; 2 - Other: 75.50%.

Purpose: Construction, operation, maintenance and commercial operation of HPP SINOP - start of operations planned for 2018.

75 – Rouar S.A.

Purpose: 1 - Eletrobras: 50%, 2 - UTE: 50%

Object: 1 Wind Farm in Cologne - Uruguay

15.6 – Restricted Investments

Considering that the Company is a defendant in several lawsuits (see Note 31), the Company have made a provision in respect of the lawsuits of 19.02% of assets (9,02% in December 2012) of its total investment portfolio, as stated below:

12/31/2013
CORPORATE PARTICIPATION	VALUE OF INVESTMENT	PERCENTUAL LOCKED	RESTRICTED INVESTMENT

CTEEP	913,440	99.60%	909,786
EMAE	148,553	100.00%	148,553
CESP	148,568	99.44%	147,736
CEB	6,703	100.00%	6,703
AES TIETE	577,435	100.00%	577,435
COELCE	210,589	99.98%	210,547
CGEEP	27,371	100.00%	27,371
CEMAT	334,294	100.00%	334,294
CELPA	17,435	100.00%	17,435
CELPE	21,149	100.00%	21,149
CEEE - GT	544,711	28.61%	155,842
CEEE - D	146,649	100.00%	146,649
CELESC	82,901	99.97%	82,876
ENERGISA	84,906	90.61%	76,933
CEMAR	463,394	97.06%	449,770

SUBTOTAL	3,728,098		3,313,079

OTHER INVESTMENTs	13,686,896		—

TOTAL	17,414,994	19.02%	3,313,079

NOTE 16 – FIXED ASSETS

Fixed assets mainly refer to the infrastructure for electricity generation concessions not renewed pursuant to Law 12,783/13.

The assets that comprise the fixed assets of the Company, and identified as assets relating to a public service concession, cannot be sold nor given as guarantee to third parties.

Special obligations (obligations linked to concessions) match funds received from consumers in order to contribute to expansion projects needed to meet electricity demand; the special obligations are allocated to the related projects. The assets acquired with these funds are recorded in the Company’s assets as provisions established by ANEEL. Due to their nature these contributions do not represent actual financial obligations, since they are not returned to consumers.

	12/31/2013
	Gross Amount	Accumulated Depreciation	Liabilities linked to the concession	Impairment	Net Amount
In service
Generation	42,951,596	(18,396,555)	(488,501)	(2,699,425)	21,367,115
Administration	2,112,331	(1,179,851)	—	—	932,480

	45,063,926	(19,576,405)	(488,501)	(2,699,425)	22,299,595

In progress
Generation	7,059,539	—	—	—	7,059,539
Administration	679,380	—	—	—	679,380

	7,738,919	—	—	—	7,738,919

	52,802,846	(19,576,405)	(488,501)	(2,699,425)	30,038,514

Changes in Fixed Assets

	Balance on 12/31/2012	Additions	Transfer in progress/service	Disposals	Impairment	Depreciation	Balance on 12/31/2013

Generation / Marketing
in service	37,524,420	224,330	4,121,201	(37,127)	—	—	41,832,824
accumulated depreciation	(17,156,637)	—	—	—	—	(1,239,918)	(18,396,555)
in progress	8,808,361	2,490,820	(4,158,791)	(80,851)	—	—	7,059,539
leasing	1,118,772	—	—	—	—	—	1,118,772
Provision / value recovery assets (impairment)	(1,803,142)	—	—	—	(896,283)	—	(2,699,425)

	28,491,774	2,715,150	(37,590)	(117,978)	(896,283)	(1,239,918)	28,915,155

Administration
in service	2,139,463	18,580	76,702	(122,415)	—	—	2,112,331
accumulated depreciation	(1,130,055)	—	—	—	—	(49,796)	(1,179,851)
in progress	486,352	302,497	(102,026)	(7,443)	—	—	679,380

	1,495,761	321,077	(25,324)	(129,858)	—	(49,796)	1,611,860

(–) Special Obligations linked to the granting
Acumulated Reintegration	19,697	—	—	—	—	—	19,697
Federal Government Participation	(177,802)	—	—	2,835	—	—	(174,967)
Federal Government, States and Municipality Particip	(19,389)	—	—	—	—	—	(19,389)
Amortization Reserves	(81,998)	—	—	—	—	—	(81,998)
Others	(233,210)	(2,997)	—	—	—	4,363	(231,844)

	(492,702)	(2,997)	—	2,835	—	4,363	(488,501)

TOTAL	29,494,833	3,033,230	(62,914)	(245,001)	(896,283)	(1,285,351)	30,038,514

	Saldo em 01/01/2012	Adições	Transferência curso/serviço	Baixas	Impairment	Depreciação	Efeitos da Lei nº 12.783/13	Saldo em 31/12/2012

Geração / Comercialização
Em serviço	55,890,685	1,392,992	1,672,909	(605,671)	—	(368,592)	(20,457,903)	37,524,420
Depreciação acumulada	(24,518,240)	(347,564)	(278,884)	70,022	—	(1,026,227)	8,944,256	(17,156,637)
Em curso	8,727,409	2,699,966	(1,374,750)	(86,122)	—	—	(439,649)	9,526,854
Arrendamento Mercantil	1,165,388	—	—	—	—	(46,616)	—	1,118,772
Provisão p/ ajustes valor recuperação ativos - impairment	(836,208)	—	—	—	(566,799)	—	(400,135)	(1,803,142)

	40,429,034	3,745,394	19,275	(621,771)	(566,799)	(1,441,435)	(12,353,431)	29,210,267

Administração
Em serviço	2,349,747	35,959	(138,157)	(108,085)	—	—	—	2,139,463
Depreciação acumulada	(1,326,834)	(20,255)	273,556	38,505	—	(95,026)	—	(1,130,055)
Em curso	486,352	—	—	—	—	—	(718,493)	(232,141)

	1,509,264	15,704	135,399	(69,580)	—	(95,026)	(718,493)	777,268

(–) Obrigações Especiais Vinculadas à concessão
Reintegração Acumulada	16,872	—	—	—	—	2,825	—	19,697
Participação da União Federal	(177,829)	—	—	—	—	27	—	(177,802)
Participação da União, estados e Municípios	(19,389)	—	—	—	—	—	—	(19,389)
Reservas para Amortização	(81,998)	—	—	—	—	—	—	(81,998)
Outros	(123,594)	(23,930)	—	22,441	—	4,917	(113,044)	(233,210)

	(385,938)	(23,930)	—	22,441	—	7,769	(113,044)	(492,702)

TOTAL	41,552,360	3,737,168	154,674	(668,910)	(566,799)	(1,528,692)	(13,184,968)	29,494,833

Average depreciation and accumulated depreciation rate:

	12/31/2013		12/31/2012
	Average rate of depreciation	Accumulated depreciation	Average rate of depreciation	Accumulated depreciation
Generation

Hydraulics	2.46%	12,445,776	2.51%	11,923,482
Nuclear	0.08%	3,356,493	0.08%	3,080,265
Thermal	2.43%	2,493,879	3.08%	2,076,971
Wind	4.00%	42,989	4.00%	21,749
Commercialization	3.15%	57,417	2.29%	54,170

		18,396,554		17,156,637

Administration	7.28%	1,179,851	6.76%	1,130,055

		1,179,851		1,130,055

Total		19,576,405		18,286,691

NOTE 17 – FINANCIAL ASSETS

	12/31/2013	12/31/2012
Transmission Concessions
Financial Assets Annual Revenue	8,245,051	7,154,941
Financial Assets - Concessions Indemnified	6,476,898	7,184,041

	14,721,949	14,338,982
Grants Distribution
Financial Assets - Concessions Indemnified	5,247,686	4,595,947

	5,247,686	4,595,947
Generation Concessions
Financial Assets - Concessions Indemnified	1,483,539	1,483,540

	1,483,539	1,483,540

	21,453,174	20,418,469

Itaipu Financial Assets (Item I)	3,418,865	2,028,405

	3,418,865	2,028,405

Total financial assets	24,872,039	22,446,874

Financial assets - current	1,168,002	318,293
Financial Liabilities - current	—	(787,115)
Financial Assets - non-current	23,704,037	22,915,696

Total financial assets (liabilities)	24,872,039	22,446,874

I – Financial Assets of Itaipu

	12/31/2013	12/31/2012

Accounts Receivable	2,369,637	1,459,221
Right to Reimbursement	984,210	849,724
Energy Suppliers - Itaipu	(1,457,677)	(1,468,505)
Reimbursement obligations	(1,136,737)	(1,627,555)
Outros

Total current assets (liabilities)	759,433	(787,115)

Accounts Receivable	790,448	894,847
Right to Reimbursement	4,977,321	4,919,758
Reimbursement obligations	(3,108,337)	(2,999,085)

Total non-current assets (liabilities)	2,659,432	2,815,520

Itaipu’s financial assets are listed above and points to note are detailed below:

a – Amounts arising from Electricity Trading of Itaipu Binacional

a.1 – Adjustment Factor

According to the Law No. 11,480/2007, the adjustment factor of loan agreements signed with Itaipu Binacional, and credit assignment agreements signed with the National Treasury, was removed with effect from 2007, assuring the Company full preservation of its flow of receivables.

Consequently, the Decree No. 6,265 of November 22, 2007 was issued, regulating the trade of electricity from Itaipu Binacional, defining the difference to be applied in the transfer tariff, creating an asset related to the partial annual difference calculated, equivalent to the annual adjustment factor removed from financing, to be annually included in the transfer tariff, as of 2008, practiced by Eletrobras, preserving the flow of resources originally established.

Therefore, as of 2008, the difference arising from the removal of the annual readjustment factor, whose values are annually defined by a joint ministerial ordinance from the Ministries of Treasury and Mines and Energy, started to be included in the tariff for the transfer of power from Itaipu Binacional. This transfer tariff in force in 2011 includes the amount equivalent to US$214,989, which will be received by the Company through charges to distributors, granted by Ordinance MME/MF 398/2008.

The balance deriving from the adjustment factor by Itaipu Binacional, represented by the item Reimbursement Rights, stated in Non-Current Assets, amounts to R$ 4,977,321 on December 31, 2013, equivalent to US$ 2,125,244 (December 31, 2012 - R$ 4,919,758 equivalent to US$ 2,407,516), of which R$ 3,108,337, equivalent to US$ 1,318,209 will be transferred to the National Treasury until 2023 represented by reimbursement obligations, as a result of credit assigned between the Company and the National Treasury, in 1999.

These amounts will be realized through their inclusion in the transfer tariff to be charged until 2023.

a.2 – Electricity trading

The Law No. 10.438 of April 26, 2002, attributed to ELETROBRAS the responsibility for the acquisition of all electricity generated by ITAIPU to be consumed in Brazil, and for trading this electricity.

Therefore, in 2013, the equivalent of 134,839 GWh was sold, the electricity supply tariff (purchase) of Itaipu Binacional was US$22.60/kW and the transfer tariff (sale) was US$26.08/kW.

The profits or losses from the trading of Itaipu’s electricity, in accordance with Decree No. 4.550 of December 27, 2002, observing the amendments introduced by Decree No. 6.265 of November 22, 2007, will be allocated as follows:

1) if positive, the profits will be allocated to consumers, by means of prorating to the individual consumer, through a bonus credit in the consumers’ electricity bills of the Brazilian Interconnected Electric System, for residential and rural consumers with monthly consumption lower than 350 kWh.

2) if negative, losses will be incorporated by ANEEL in the calculation of the transfer tariff of electricity contracted in the year subsequent to the losses.

This trading operation does not affect the Company’s results, and under the current regulation, losses represent an unconditional receivable right and an effective obligation.

In 2013, the activity had a surplus of R$ 85,649 (R$ 280,029 deficit on December 31, 2011), and the resulting obligation is included as a financial asset.

b – Periodic Tariff Review

The distributors controlled by Eletrobras undertook the Third-Tariff Review Cycle 3RTP (3rd Cycle) process in 2013.

The tariff review process aims to review and replace tariffs to ensure a return on prudent investments. To calculate the rate adjustment, ANEEL analyses: the efficient operating costs based on operating costs in the last cycle, prudent investments which comprise the Regulatory Asset Base, the level of regulatory losses to be passed on to consumers and uncontrollable costs.

As a result of this review the total value of the Regulatory Asset Base - RAB for purposes of the 3rd Tariff Review Cycle for the distributors of the Company according to ANEEL were as follows:

	Amazonas	Ceron	Cepisa	Eletroacre	Ceal	Boa Vista
Base net salary	1,461,655	374,753	317,736	218,033	443,837	142,272
Depreciation rate (per year)	3.31%	3.75%	3.99%	3.75%	3.97%	3.98%

The Company recognized an impairment of R$ (1,089,746) as a result of the analysis and reconciliation of the amounts determined by ANEEL with book values. (See Notes 19 and 43).

II – Financial Assets – Grant of public electricity service

A financial asset entry - grant in the amount of R$ 21,453,174 (December 31, 2012 - R$ 20,418,469) - refers to the financial asset held by Eletrobras System companies, and in distribution concessions, calculated by applying the mixed model, and grants of generation and transmission calculated by applying the financial model, both provided for in IFRIC 12.

NOTE 18 – INTANGIBLE ASSETS

	Balance on 12/31/2012	Additions	Disposals	Impairment	Amortization	Transfer in progress/service	Balance on 12/31/2013
Linked to Concession - Generation	669,007	29,256	(749)	—	(147,061)	(377,676)	172,777

In Service	567,706	11,457	(749)	—	(147,061)	(361,967)	69,386

Intangible Assets	841,268	11,457	(749)	—	—	(361,771)	490,205
Accumulated amortization	(217,156)	—	—	—	(147,061)	—	(364,217)
Special obligations	(56,406)	—	—	—	—	(196)	(56,602)

In Progress	101,301	17,799	—	—	—	(15,709)	103,391

Intangible Assets	116,053	17,904	—	—	—	(15,871)	118,086
Special obligations	(14,752)	(105)	—	—	—	162	(14,695)

Linked to concession - Distribution	190,555	42,576	(61,051)	256,210	(33,138)	(175,075)	220,077

In Service	134,022	(92)	(61,051)	174,694	(34,131)	(122,558)	90,884

Intangible Assets	1,761,894	61	(162,901)	—	—	(131,329)	1,467,725
Accumulated Amortization	(1,033,561)	—	—	—	(34,131)	—	(1,067,692)
	(387,669)	(153)	101,850	—	—	5,567	(280,405)
Impairment	(206,642)	—	—	174,694	—	3,204	(28,744)

In Progress	56,533	42,668	—	81,516	993	(52,517)	129,193

Intangible Assets	165,912	44,460	—	—	—	(56,076)	154,296
Special Obligations	(25,453)	(1,792)	—	—	993	3,559	(22,693)
Impairment	(83,926)		—	81,516	—	—	(2,410)

Linked to Concession - Transmission	—	8,113	(454)	—	(300)	—	7,359

In Service	—	—	(454)	—	(300)	3,006	2,252

Intangible Assets	—	—	(454)	—	—	3,006	2,552
Accumulated amortization	—	—	—	—	(300)	—	(300)

In Progress	—	8,113	—	—	—	(3,006)	5,107

Intangible Assets	—	8,113	—	—	—	(3,006)	5,107

Not linked to concession - (other assets)	345,001	77,264	(316)	—	(34,690)	1,108	388,369

Administration
In Service	597,655	21,530	(322)	—	—	19,110	637,973
Accumulated Amortization	(287,628)	—	—	—	(34,690)	—	(322,318)
In Progress	68,818	55,734	—	—	—	(18,002)	106,550
Other	(33,844)	—	6	—	—	—	(33,836)

Total	1,204,563	157,209	(62,570)	256,210	(215,189)	(551,643)	788,582

The balances in the transfer column refers mainly to generation and distribution concessions and were substantially transferred to financial assets as required by IFRIC 12.

	Balance on 01/01/2012	Additions	Disposals	Impairment	Amortization	Transfer in progress/service	Balance on 12/31/2012
Linked to Concession - Generation	79,774	7,341	(35)	—	(216,090)	798,017	669,007

In service	29,744	4,436	(35)	—	(216,090)	749,651	567,706

Intangible Assets	30,810	4,436	(35)	—	—	806,057	841,268
Accumulated amortization	(1,066)	—	—	—	(216,090)	—	(217,156)
Special obligations	—	—	—	—	—	(56,406)	(56,406)

In progress	50,030	2,905	—	—	—	48,366	101,301

Intangible Assets	50,030	2,905	—	—	—	63,118	116,053
Special obligations	—	—	—	—	—	(14,752)	(14,752)

Linked to Concession - Distribution	800,135	166,446	(104,699)	522	96,495	(768,344)	190,555

In service	725,997	94,314	(102,778)	522	96,495	(680,528)	134,022

Intangible Assets	2,470,122	94,621	(122,321)	—	—	(680,528)	1,761,894
Accumulated amortization	(1,123,564)	—	—	—	90,003	—	(1,033,561)
Special obligations	(413,397)	(307)	19,543	—	6,492	—	(387,669)
Impairment	(207,164)	—	—	522	—	—	(206,642)

Ongoing	74,138	72,132	(1,921)	—	—	(87,816)	56,533

Intangible Assets	250,813	94,068	(7,517)	—	—	(171,452)	165,912
Special obligations	(112,349)	(4,746)	5,596	—	—	86,046	(25,453)
Impairment	(64,326)	—	—	—	—	(19,600)	(83,926)
Consideration of concession agreement	—	(17,190)	—	—	—	17,190	—

Linked to Concession - Transmission	—	—	—		—	—	—

In service	—	—	—		—	—	—

Intangible Assets	—	—	—		—	—	—
Accumulated amortization	—	—	—		—	—	—
Special obligations	—	—	—		—	—	—
Impairment	—	—	—		—	—	—

In service	—	—	—		—	—	—

Intangible Assets	—	—	—		—	—	—
Special obligations	—	—	—		—	—	—
Impairment	—	—	—		—	—	—

Not linked to concession (Other Intangibles)	407,971	64,378	(73,129)	—	(40,674)	(13,546)	345,001

Administration
In service	619,151	24,917	(70,779)	—	—	24,366	597,655
Accumulated amortization	(246,954)	—	—	—	(40,674)	—	(287,628)
In progress	69,621	39,459	(2,350)	—	—	(37,912)	68,818
Other	(33,847)	2	—	—	—	—	(33,844)

Total	1,287,880	238,165	(177,863)	522	(160,269)	16,127	1,204,563

The intangible asset is appropriated during its concession term.

NOTE 19 – IMPAIRMENT OF LONG-LIVED ASSETS

The Company defined the recoverable value of its long-term assets based on the value in use, as there is no active market for the infrastructure linked to the concession. The value in use is calculated based on the present valuation of the estimated future cash flow.

The amounts of the assumptions represent the views of the Management of the Company on future trends of the electric sector and are based not only on external sources of information but also on historical data. The cash flow was projected based on the Company’s operating results and projections until the end of the concession. Depreciation of long-term assets is recognized in the income statement under the heading Operating Reserves.

a) Organic growth reflects historic data and the growth prospects of the Brazilian economy;

b) Discount rate (after taxes) specific to each segment 6.80% for generation, 6.45% for transmission and 6.61% for distribution (4.98% for generation 4.73% for transmission and 4.61% distribution in 2012) calculated by a methodology usually applied by the market, taking into account the weighted average cost of capital;

c) For the Angra 3 plant due to its special characteristics of funding the discount rate used was 5.60%;

d) The Company’s endeavours were all treated as independent cash generating units.

The analysis established that a provision for losses was necessary in the following projects in the year 2013:

a) Eletrosul – The Company recognized an impairment in 2013 of R$ 247,578 (R$ 149,672, in 2012).

b) Amazonas Energia (distribution segment) - The reconciliation of values of BRR and the subsequent evaluation of recoverability of intangible assets showed impairment losses on assets in the amount of R$ 332,871 in 2013.

c) Furnas – The Company recognized impairment over UHE Batalha, UHE Simplício and UHE Santa Cruz in the amount of R$ 1,060,332 (December 31, 2012 – R$ 1,028,266), over assets recovery, being that R$ 32,067 in this year (2012 – R$ 334,931) in view of increased costs of the structure due to delay in the construction of the hydroelectric power plants of Batalha and Simplício. It is important to note the entry into operation of UHE Simplicio on May 1, 2013, so the impact in 2013 is mainly related to UHE Batalha.

d) Eletronorte – an additional provision was recognized of R$ 165,334 (R$482,334 in 2012) consisting of: R$ 102,131 (R$ 344,104 in 2012) on fixed asset generation of UHE Samuel, R$ 45,720 (R$ 27,389 in 2012) for the fixed assets of the UTE Balbina and R$ 17,483 on other fixed assets (R$ 110,841 in 2012).

e) Electronuclear - an impairment related to plant Angra 3 in the amount of R$ 532,509 was recognized largely due to the delay in the construction schedule. The discount rate for Angra 3 pursuant to the special characteristics of financing was 5.60% per year.

f) CGTEE - an impairment was recognized in the amount of R$ 74,012 in respect of fixed assets of Candiota II (Phase B) at a discount rate of 6.80 % per year.

g) CHESF - During the year, the Company performed an impairment test for its cash-generating units, using a criteria of cash flow discounted at a rate of 6.45% per year. From this test, the Company recognized a provision for loss related to the value of non-recoverable of transmission assets in the amount of R$ 638,206.

h) Eletroacre - The reconciliation of values of BRR and the subsequent evaluation of recoverability of intangible assets showed impairment losses on assets in the amount of R$ 64,899 in 2013.

i) Cepisa - The reconciliation of values of BRR and the subsequent evaluation of recoverability of intangible assets showed impairment losses on assets in the amount of R$ 233,477 in 2013.

j) Ceron - The reconciliation of values of BRR and the subsequent evaluation of recoverability of intangible assets showed impairment losses on assets in the amount of R$ 196,720 in 2013.

Balance at December 31, 2011	1,422,712

(+) Additions	1,059,462
(–) Reversal	(522)

Balance at December 31, 2012	2,481,652

(+) Additions	3,389,721
(–) Reversal	(927,848)

Balance at December 31, 2013	4,943,525

Impairment losses by category are as follows:

	12/31/2013
	Generation	Transmission	Distribution	Total
Fixed assets	896,284	—	—	896,284
Intangible	—	—	(256,210)	(256,210)
Financial assets	(201,282)	775,490	1,324,252	1,898,460
Onerous contract	—	—	15,867	15,867
Tax credit	—	—	(92,528)	(92,528)

Total	695,002	775,490	991,381	2,461,873

NOTE 20 – SUPPLIERS

	12/31/2013	12/31/2012
CURRENT
Goods, Materials and Services	6,572,112	4,102,270
Energy Purchased for Resale	960,503	2,164,593
CCEE - Short-term energy	207,963	156,211

	7,740,578	6,423,074

NON-CURRENT
Goods, Materials and Services	185,235	—
Energy Purchased for Resale	606,058	—

	791,293	—

	8,531,871	6,423,074

In 2013, the increase in the balance of the subsidiary suppliers Amazonas Energia (2013 - R$ 5,234,092 and R$ 3,287,747 in 2012) refers mainly to the open invoices of Petrobras and Cigás.

NOTE 21 – ADVANCES FROM CLIENTS

	12/31/2013	12/31/2012
CURRENT
Advanced electricity sale - ALBRAS	48,910	45,583
Advances from clients - PROINFA	462,672	424,309

	511,582	469,892

NON CURRENT
Advanced electricity sale - ALBRAS	776,252	830,234

	776,252	830,234

TOTAL	1,287,834	1,300,126

I – ALBRÁS

The subsidiary Eletronorte agreed the sale of electricity with ALBRÁS, in 2004, for a 20-year supply period, at an average of 750 MW/month until December 2006 and 800 MW/month between January 2007 and December 2024, setting the UHE Tucuruí break-even tariff as a parameter, plus a premium calculated according to the aluminum price on the London Metal Exchange (LME) - England. This price setting constitutes an embedded derivative (See Note 44).

Based on these conditions, ALBRÁS made an electricity pre-purchase offering with advance payment, comprising electricity credits which will be amortized during the supply period in fixed monthly installments in average MW, according to the tariff effective in the billing month, as detailed below:

II – PROINFA

PROINFA, enacted by Law No. 10.438/2002, and amendments, aims at diversifying the Brazilian electricity mix with the utilization of renewable energy sources, by means of economic use of available sources and applicable technologies.

The Company ensures the purchase of electricity generated for a period of 20 years, as of 2006, and transfers this electricity to distribution concession holders, free consumers and self-producers, excluding low-income consumers proportionally to consumption.

The transmission and distribution concession holders pay to the Company the amount of electricity in quotas, equivalent to the cost corresponding to captive customers, free consumers and self-producers connected to its facilities, in twelve monthly installments, in the month before the reference date of electricity consumption.

The operations related to PROINFA’s sale and purchase of electricity do not affect the Company’s results.

NOTE 22 – LOANS AND FINANCING

I – Contracts obtained by the Company in 2013 – Financial Institutions.

On June 24, 2013, a R$ 2,500,000 credit agreement was signed with the National Bank for Economic and Social Development (BNDES), the proceeds of which will be allocated to cover the working capital for the year 2013. This contract has the Union guarantee, the Selic interest rate plus a spread of 2.5% per year and a repayment term of 5 years (with a grace period of 1 year).

II – Global Reversal Reserve (RGR)

The Company is authorized to withdraw RGR resources, while not used for their designated purposes, for the financing of the expansion of the Brazilian electricity sector, improvement of the service and implementation of federal government programs.

Thus, the Company withdraws funds from RGR, recognizing a debt with this Fund and invests in specific investment projects, financed by the Company, with the purpose of:

a) expansion of electricity distribution services;

b) incentives to alternative electricity sources;

c) inventory and feasibility studies for the development of hydroelectric projects;

d) implementation of power generation units of up to 5,000 kW, exclusively for public use in communities served by an isolated electric system;

e) efficient public lighting;

f) electricity conservation by means of improved quality of products and services;

g) universal access to electricity;

The remuneration resources withdrawn from RGR for loans to the Brazilian electricity sector have an annual interest rate of 5% per year. On December 31, 2013, the balance withdrawn from the Fund amounted to R$ 8,401,863 (December 31, 2012 – R$ 8,870,838), which is reflected in the Company’s liabilities under loans and financing.

The funds of RGR are not an integral part of these financial statements, as RGR is a separate entity from the Company.

	12/31/2013
	CURRENT CHARGES		PRINCIPAL
	Avg. Rate	Value	CURRENT	NON CURRENT
Foreign Currency
Financial Institutions

Interamericano Development Bank - IDB	4.40%	2,222	43,586	395,070
Corporación Andino de Fomento - CAF	2.51%	10,280	526,593	1,608,550
Kreditanstalt fur Wiederaufbau - KFW	3.86%	15	—	191,143
Eximbank	2.15%	1,040	49,016	171,550
BNP Paribas	1.53%	251	81,128	601,680
Others		652	3,553	106,813

		14,460	703,876	3,074,806

Bonus
Maturity 11/30/2015	7.75%	5,360	—	702,780
Maturity 07/30/2019	6.87%	78,740	—	2,342,600
Maturity 27/10/2021	5.75%	48,641	—	4,099,550

		132,741	—	7,144,930

Other
National Treasure - Itaipu		8	464	—
MORGAN		428	400	7,163
LLOYDS		—	22	1,115

		436	886	8,278

		147,637	704,762	10,228,014

National Currency
Global Reversion Reserve		—	—	8,401,683
Other Financial Institutions		13,251	100,170	1,078,525
Banco do Brasil		19,797	24,883	1,904,708
Caixa Econômica Federal		42,655	205,298	2,185,315
BNDES		118,286	593,027	6,708,276

		193,989	923,378	20,278,507

		341,626	1,628,140	30,506,521

	12/31/2012
	CURRENT CHARGES		PRINCIPAL
	Avg. Rate	Value	CURRENT	NON CURRENT
Foreign Currency
Financial Institutions

Interamericano Development Bank - IDB	4.40%	2,194	38,021	301,977
Corporación Andino de Fomento - CAF	2.51%	12,978	330,237	1,862,530
Kreditanstalt fur Wiederaufbau - KFW	3.86%	2	—	35,832
Eximbank	2.15%	1,346	52,067	234,296
BNP Paribas	1.53%	330	70,769	595,628
Others		672	6,379	33,970

		17,522	497,473	3,064,233

Bonus
Maturity 11/30/2015	7.75%	4,675	—	613,050
Maturity 07/30/2019	6.87%	68,687	251	2,043,538
Maturity 27/10/2021	5.75%	42,431	—	3,576,125

		115,793	251	6,232,713

Other
National Treasure - Itaipu		20	810	405
CAJUBI - Fundação Prev ITAIPU PY		—	—	—
MORGAN		—	—	—
LLOYDS		—	38	991

		20	848	1,396

		133,335	498,572	9,298,342

Local Currency

Local Currency
Global Reversion Reserve		—	—	8,870,838
Fundo de Investimento em Direitos Creditórios		—	—	—
Other Financial Institutions		22,119	253,142	827,740
Banco do Brasil		8,071	21,220	961,334
Caixa Econômica Federal		23,342	—	823,202
BNDES		36,568	340,910	4,511,415

		90,100	615,272	15,994,529

		223,435	1,113,844	25,292,871

a) The debts are guaranteed by the Union and/or by Eletrobras.

b) The total amount due on foreign currency, including applicable charges, on December 31, 2013 is R$ 11,080,413 (R$ 9,930,249 at December 31, 2012), equivalent to US$ 4,729,964 (US$ 4,859,432 at December 31, 2012). The percentage distribution by currency is as follows:

US$	EURO	YEN
96.27%	1.73%	2.00%

c) Loans and financing are subject to charges. The average rate in 2013 is 5.91% per year and in 2012 was 5.04%.

d) On September 30, 2013, bridge loan No 0418.626-06/2013 between Caixa Econômica Federal and Eletronuclear, guaranteed by Eletrobras, in the amount of R$ 1 billion for the acquisition of materials, imported equipment and foreign services for the construction of Angra 3, had R$ 200,000 outstanding on December 31, 2013.

e) CHESF agreed a loan with Banco do Brazil in the amount of R$ 500,000, with interest of 9.77 % pa, used exclusively to ensure funding of current accounts. It is guaranteed by Bank Letter of Credit issued against Eletrobras.

II – Financial lease operation:

The nominal value used in the calculation of assets and liabilities of financial lease contracts is found by reference to the value set for the contracted monthly power multiplied by installed capacity (60 to 65 MW) and the number of months of the contract.

The reconciliation between the total of future minimum payments under financial leases of the Company and their present value, this shown in the table below:

	12/31/2013	12/31/2012

Less than a year	321,758	298,231
More than one year and less than five years	1,608,784	1,491,157
Over five years	1,742,850	1,913,652
Charges for future funding on finance leases	209,509	299,932

Gross finance lease liabilities - minimum lease payments	3,882,901	4,002,972

Adjustment to present value	(1,809,677)	(1,979,939)

Total minimum financial lease payments	2,073,224	2,023,033

Less than a year	181,596	162,929
More than one year and less than five years	907,981	814,644
Over five years	983,647	1,045,460

Present value of payments	2,073,224	2,023,033

III – GUARANTEES

The Company is a guarantor of several projects, of which the guaranteed amounts, projections and paid amounts are set forth in the table below.

				Financing’s	Balance due at	Guarantor	Projection of balance - At year end			Balance Payable	Guarantee
Associate	Financial Bank	Modality	Participation	Amount	12/31/2013	Balance	2014	2015	2016	After 2016	Maturity
Norte Energia	BNDES	SPE	15.00%	2,025,000	924,721	9,247	987,781	1,055,193	1,127,262	—	01/15/2042
Norte Energia	CEF	SPE	15.00%	1,050,000	482,277	4,823	519,171	558,888	601,642	—	01/15/2042
Norte Energia	BTG Pactual	SPE	15.00%	300,000	137,793	1,378	148,335	159,682	171,898	—	01/15/2042
Norte Energia	Fiel Cumprimento	SPE	15.00%	156,915	156,915	1,569	109,841	109,841	109,841	—	04/30/2019
ESBR	BNDES	SPE	20.00%	1,909,000	2,053,885	20,539	2,006,972	1,953,728	1,897,122	—	01/15/2034
Cerro Chato I, II e III	Banco do Brasil	SPE	100.00%	223,419	184,274	1,843	156,302	128,308	100,313	—	07/15/2020
RS Energia	BNDES	SPE	100.00%	126,221	88,699	887	76,889	65,060	53,231	—	06/15/2021
Artemis Transmissora de Energia	BNDES	SPE	100.00%	170,029	69,575	696	54,779	39,968	25,156	—	10/15/2018
Norte Brasil Transmissora	BNDES	SPE	24.50%	257,250	270,656	2,707	327,166	315,773	228,792	—	01/15/2029
Norte Brasil Transmissora	Debentures	SPE	24.50%	49,000	50,874	509	59,866	62,853	75,171	—	01/15/2029
Porto Velho Transmissora de Energia	BNDES	SPE	100.00%	283,411	283,902	2,839	264,666	245,447	226,226	—	08/15/2028
UHE Mauá	BNDES	SPE	49.00%	182,417	172,786	1,728	160,546	148,275	136,004	—	01/15/2028
UHE Mauá	BNDES/Banco do Brasil	SPE	49.00%	182,417	172,841	1,728	160,599	148,323	136,048	—	01/15/2028
UHE Passo de São João	BNDES	Corporate	100.00%	183,330	164,786	1,648	151,718	138,620	125,522	—	07/15/2026
SC Energia	BNDES/Banco do Brasil	Corporate	100.00%	50,000	23,995	240	19,570	15,159	10,740	—	05/15/2019
SC Energia	BNDES/BDRE	Corporate	100.00%	50,000	23,950	240	19,533	15,111	10,688	—	05/15/2019
SC Energia	BNDES	Corporate	100.00%	103,180	48,415	484	39,486	30,546	21,606	—	05/15/2019
SC Energia	BNDES	Corporate	100.00%	67,017	41,180	412	35,507	29,826	24,145	—	03/15/2021
UHE São Domingos	BNDES	Corporate	100.00%	207,000	214,552	2,146	199,793	184,993	170,194	—	06/15/2028
RS Energia	BNDES	SPE	100.00%	41,898	36,650	367	33,891	31,124	28,358	—	03/15/2027
RS Energia	BNDES	SPE	100.00%	9,413	9,647	96	8,943	8,237	7,531	—	08/15/2027
UHE Passo de São João	BNDES	Corporate	100.00%	14,750	13,619	136	12,539	11,456	10,374	—	07/15/2026
Projetos Corporativos	Banco do Brasil	Corporate	100.00%	250,000	250,852	2,509	250,852	222,980	195,107	—	11/15/2023
UHE Teles Pires	BNDES LP	SPE	24.50%	296,940	235,655	2,357	—	—	—	—	02/15/2036
UHE Teles Pires	BNDES/ BB	SPE	24.50%	294,000	235,232	2,352	—	—	—	—	02/15/2036
UHE Teles Pires	FI-FGTS	SPE	24.50%	160,680	183,174	1,832	—	—	—	—	05/31/2032
Livramento Holding	BNDES	SPE	24.50%	91,943	76,013	760	69,426	62,285	54,852	—	06/15/2030
Transmissora Sul Brasileira de Energia S.A.	Debentures	SPE	80.00%	120,000	123,068	1,231	123,068	—	—	—	09/22/2014
Costa Oeste Transmissora de Energia S.A.	BNDES	SPE	49.00%	17,846	17,846	178	19,121	17,054	14,987	—	11/01/2022
Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	197,950	112,828	1,128	198,444	185,526	165,676	—	04/15/2016
São Luis II e III	BNDES	Corporate	100.00%	13,653	10,646	106	9,671	8,695	7,720	975	11/15/2024
Miranda II	BNDES	Corporate	100.00%	47,531	31,099	311	27,320	23,541	19,762	3,779	11/15/2024
Ribeiro Gonç./Balsas	BNB	Corporate	100.00%	70,000	68,056	681	64,167	60,278	56,389	3,889	06/03/2013
Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	24,416	244	22,798	21,179	19,560	1,619	01/10/2029
UHE Tucuruí	BNDES	Corporate	100.00%	931,000	306,187	3,062	279,783	178,043	76,337	76,337	09/15/2016
Norte Brasil Transmissora	BNDES	SPE	24.50%	257,250	270,656	2,707	327,166	315,773	228,792	—	01/15/2029
Norte Brasil Transmissora	Debentures	SPE	24.50%	49,000	50,874	509	59,866	62,853	75,171	—	01/15/2029
Linha Verde Transmissora	BTG Pactual	SPE	49.00%	110,250	113,321	1,133	—	—	—	—	01/31/2014
Linha Verde Transmissora	BASA	SPE	49.00%	90,650	70,348	703	105,315	96,336	87,357	—	11/10/2032
Manaus Transmissora	BASA	SPE	30.00%	75,000	88,230	882	101,236	108,604	93,207	—	07/10/2030
Manaus Transmissora	BASA	SPE	30.00%	45,000	52,938	529	48,626	48,557	41,673	—	06/15/2032
Manaus Transmissora	BNDES	SPE	30.00%	120,000	122,198	1,222	111,043	101,634	87,225	—	12/31/2026
Estação Transmissora de Energia	BNDES	SPE	100.00%	505,477	508,103	5,081	467,124	433,158	399,193	—	11/30/2028
Estação Transmissora de Energia	BASA	SPE	100.00%	221,789	245,408	2,454	239,597	225,050	210,502	—	07/30/2031
Estação Transmissora de Energia	BASA	SPE	100.00%	221,789	222,112	2,221	223,151	223,344	222,577	—	10/15/2030
Rio Branco Transmissora	BNDES	SPE	100.00%	138,000	138,894	1,389	128,412	117,929	107,446	—	03/15/2027
Transmissora Matogrossense Energia	BASA	SPE	49.00%	39,200	39,819	398	39,819	39,819	36,975	—	02/01/2029
Transmissora Matogrossense Energia	BNDES	SPE	49.00%	42,777	37,952	380	35,012	31,945	28,878	—	05/15/2026
Norte Energia	BNDES	SPE	19.98%	2,697,300	1,231,729	12,317	1,315,724	1,405,517	1,501,513	—	01/15/2042
Norte Energia	CEF	SPE	19.98%	1,398,600	642,393	6,424	691,536	744,438	801,388	—	01/15/2042
Norte Energia	BTG Pactual	SPE	19.98%	399,600	183,541	1,835	197,582	212,697	228,968	—	01/15/2042
Rei dos Ventos 1 Eolo	Votorantin	SPE	24.50%	30,851	32,312	323	30,270	28,229	26,188	—	10/30/2014
Brasventos Miassaba 3	Votorantin	SPE	24.50%	30,984	32,532	325	30,476	28,422	26,367	—	10/30/2014
Rei dos Ventos 3	Votorantin	SPE	24.50%	32,533	34,053	341	31,901	29,751	27,600	—	10/30/2014
Angra III	BNDES	Corporate	100.00%	6,146,256	1,941,027	19,410	4,525,482	6,859,075	6,998,143	—	06/15/2036
Angra III	CX. ECONÔMICA	Corporate	100.00%	1,000,000	201,192	2,012	—	—	—	—	05/30/2014
ESBR	BNDES	SPE	20.00%	1,909,000	2,053,885	20,539	2,006,972	1,953,728	1,897,122	—	01/15/2034
Manaus Transmissora	BASA	SPE	19.50%	48,750	57,350	573	65,804	70,593	60,585	—	07/10/2030
Manaus Transmissora	BASA	SPE	19.50%	29,250	34,410	344	31,607	31,562	27,087	—	06/15/2032
Manaus Transmissora	BNDES	SPE	19.50%	78,000	79,429	794	72,178	66,062	56,696	—	12/31/2026
Norte Energia	BNDES	SPE	15.00%	2,025,000	924,721	9,247	987,781	1,055,193	1,127,262	—	01/15/2042
Norte Energia	CEF	SPE	15.00%	1,050,000	482,277	4,823	519,171	558,888	601,642	—	01/15/2042
Norte Energia	BTG Pactual	SPE	15.00%	300,000	137,793	1,378	148,335	159,682	171,898	—	01/15/2042
IE Madeira	BASA FNO	SPE	24.50%	65,415	69,277	693	72,310	75,897	77,193	—	06/30/2016
IE Madeira	BNDES	SPE	24.50%	455,504	438,224	4,382	423,419	391,633	359,847	—	06/30/2016
IE Madeira	Debentures	SPE	24.50%	85,750	92,843	928	98,974	105,195	105,824	—	03/18/2025
TDG	BNB	SPE	49.90%	29,764	29,290	293	29,879	28,997	27,821	—	03/01/2031
TDG	BNB	SPE	49.90%	58,346	46,282	463	45,798	45,042	44,198	—	10/01/2032
Corporate Projects	Banco Do Brasil	Corporate	100.00%	500,000	501,918	5,019	500,000	375,000	250,000	—	01/15/2034
IE Garanhuns s/a	BNDES	SPE	49.90%	175,146	—	—	183,105	178,121	162,048	—	12/15/2028
UHE Batalha	BNDES	Corporate	100.00%	224,000	197,541	1,975	181,118	164,653	148,187	—	12/15/2025
UHE Simplício	BNDES	Corporate	100.00%	1,034,410	834,842	8,348	768,640	702,282	635,925	—	07/15/2026
UHE Baguari	BNDES	Corporate	15.00%	60,153	47,295	473	43,436	39,567	35,699	—	07/15/2026
OTHER	BRASIL	Corporate	100.00%	750,000	755,982	7,560	755,977	756,277	756,277	—	10/31/2018
Rolagem BASA 2008	BRASIL	Corporate	100.00%	208,312	216,519	2,165	217,228	216,963	216,963	—	10/07/2018
Inovation Project	BRASIL	Corporate	100.00%	268,503	163,480	1,635	229,145	256,775	250,734	—	11/15/2023
UHE Santo Antônio	BNDES	SPE	39.00%	1,206,109	1,592,901	15,929	1,605,159	1,557,191	1,494,887	—	03/15/2034
UHE Santo Antônio	BNDES Transfer	SPE	39.00%	1,186,609	1,653,209	16,532	1,667,378	1,617,134	1,551,331	—	03/15/2034
UHE Santo Antônio	FNO	SPE	39.00%	196,334	235,509	2,355	244,057	243,841	234,471	—	12/15/2030
UHE Santo Antônio	2ª Issuing of Debentures	SPE	39.00%	163,800	173,483	1,735	286,516	303,380	320,853	—	01/24/2023
UHE Santo Antônio	BNDES Additional	SPE	39.00%	388,050	157,413	1,574	168,995	181,602	195,188	—	03/15/2034
UHE Santo Antônio	BNDES Additional Transfer	SPE	39.00%	388,050	157,658	1,577	170,729	185,004	200,518	—	03/15/2034
UHE Foz do chapecó	BNDES	SPE	40.00%	435,508	474,465	4,745	440,047	404,234	369,831	—	09/15/2027
UHE Foz do chapecó	BNDES Transfer	SPE	40.00%	217,754	240,155	2,402	222,736	204,570	187,160	—	09/15/2027
UHE Foz do chapecó	BNDES Transfer	SPE	40.00%	4,009	3,606	36	3,344	3,072	2,811	—	09/15/2027
Centroeste de Minas	BNDES	SPE	49.00%	13,982	11,618	116	9,890	8,738	7,586	—	04/15/2023
Serra do Facão	BNDES	SPE	49.47%	257,357	255,761	2,558	237,058	218,158	199,257	—	06/15/2027
Goiás Transmissão	Brasil - FCO	SPE	49.00%	49,000	49,385	494	49,385	49,385	49,385	—	12/01/2031
Goiás Transmissão	BNDES	SPE	49.00%	48,020	49,864	499	46,202	42,531	38,859	—	01/15/2027
MGE	BNDES	SPE	49.00%	58,359	55,456	555	51,227	46,988	42,748	—	01/01/2027
Transenergia São Paulo	BNDES	SPE	49.00%	18,963	18,109	181	16,630	15,205	13,779	—	08/15/2026
Transenergia Renovável	BNDES	SPE	49.00%	77,910	73,516	735	68,164	62,440	56,716	—	11/15/2026
Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	32,312	323	30,270	28,229	26,188	—	10/30/2014
UEE Miassaba 3	BNDES	SPE	24.50%	30,984	32,532	325	30,476	28,422	26,367	—	10/30/2014
UEE Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	34,053	341	31,901	29,751	27,600	—	10/30/2014
IE Madeira	BASA FNO	SPE	24.50%	65,415	69,277	693	72,310	75,897	77,193	—	06/30/2016
IE Madeira	BNDES	SPE	24.50%	455,504	438,224	4,382	423,419	391,633	359,847	—	06/30/2016
IE Madeira	Debentures	SPE	24.50%	85,750	92,843	928	98,974	105,195	105,824	—	03/18/2025
UHE Teles Pires	BNDES LP	SPE	24.50%	296,940	235,655	2,357	—	—	—	—	02/15/2036
UHE Teles Pires	BNDES/ BB	SPE	24.50%	294,000	235,232	2,352	—	—	—	—	05/31/2032
UHE Teles Pires	FI-FGTS	SPE	24.50%	160,680	183,174	1,832	—	—	—	—	05/31/2032

Total				39,329,009	27,279,470	272,795	28,683,617	30,383,835	29,738,823	86,599

The fair value of the amounts guaranteed by the Company on resources already provided by the financing banks are shown in non-current liabilities under the provisions heading. The provisions are based on the fair value of Eletrobras, as set forth below:

Provisioned Amount

Warranty due on 12/31/2011	160,228
Changes in 2012	28,885

Warranty due in 12/31/2012	189,113
Changes in 2013	83,682

Warranty due in 12/31/2013	272,795

a) UHE Simplício - Project of the Furnas subsidiary, with an installed capacity to generate 333.7 MW. 100% of the project interest is held by Furnas. Therefore, the Company guarantees 100% of its financing.

b) UHE Mauá - Project with installed capacity of 361 MW, in partnership with parent company Eletrosul (49%) and Copel (51%). This hydroelectric power plant (Usina Hidrelétrica de Energia, UHE) has two agreements with BNDES, one direct and one indirect, the Company being a guarantor of 49% in both agreements.

c) UHE Jirau - SPE Energia Sustentável do Brasil, established by subsidiaries Eletrosul, CHESF, GDF Suez Energy and Camargo Corrêa, with installed capacity of 3,750MW. For this project, two financing agreements were signed with BNDES, one direct and one indirect, through lending banks, to be paid over 240 months. The Company is guarantor of the amount held by each of its subsidiaries - Eletrosul (20%) and CHESF (20%).

d) UHE Santo Antônio - SPE Santo Antônio Energia, established by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia – FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. And Andrade Gutierrez Participações S/A, with installed capacity of 3,568,80 MW. The Company is a party in loans with BNDES and Banco da Amazônia, limited to Furnas’ interest (39%).

e) UHE Foz do Chapecó – SPE Foz do Chapecó Energia, whose power plant has an installed capacity of 855MW, has the Company as guarantor of contracts with BNDES, which replace previous bank guarantees and are limited to Furnas’ interest in the SPE (40%).

f) UHE Baguari – Corporate project of Furnas, with installed capacity of 140MW. The Company is the guarantor of 15% of the BNDES loan agreement.

g) UHE Serra do Facão – SPE Serra do Facão, established by Furnas (49.47%), Alcoa Alumínio S.A. (34.97%), DME Energética (10.09%) and Camargo Corrêa Energia S.A (5.47%), with installed capacity of 212.58MW. The guarantee provided by the Company on the loan agreement with BNDES solely covers the participation of Furnas in the project.

h) Norte Brasil Transmissora de Energia – SPE, with interest of Eletronorte (24.5%) and Eletrosul (24.5%), aimed at implementing, operating and maintaining the transmission line LT Porto Velho/Araraquara, with a length of 2,412 km.

i) Manaus Transmissora de Energia – SPE, with the participation of Eletronorte (30%) and Chesf (19.5%) that has the objective of operating 4 substations and one transmission line of 586km (LT Oriximiná/Itacoatiara/Cariri). The Company is the guarantor in two loan agreements in this project (BASA and BNDES).

j) Mangue Seco 2 – SPE with a 49% participation by Eletrobras and 51% participation by Petrobras for the construction and operation of three wind power plants in Guararé, in the state of Rio Grande do Norte. In this project, the guarantee is provided by the Company, proportional to its participation in the long-term loan agreement with BNB.

k) UHE Batalha – Corporate project of Furnas with the capacity of generating 52.5MW, that has a loan agreement with BNDES. The Company has the role of guarantor of this contract.

l) IE Madeira - SPE Interligação Elétrica do Madeira, with equity interest of Furnas (24.5%) and Chesf (24.5%). In this project, there is a counter-guarantee tendered by Eletrobras in the Financial Guarantee Contracts, as collateral for the short-term loan with BNDES, limited to the equity interest of its subsidiaries. There is also a short-term loan with BNDES, to which the Company is a party, proportional to its subsidiaries.

m) UHE Belo Monte – SPE Norte Energia, with installed capacity of 11,233 MW, of Chesf (15%), Eletronorte (19.98%) and Eletrobras (15%), in addition to other partners. Guarantee provided by the Company on behalf of the SPE for the liabilities, with JMALUCELLI insurance company, within the scope of surety insurance contract. The Company is also a party to a short-term loan contract signed with BNDES.

n) Angra III – The Company is guarantor in the financing of Eletronuclear by BNDES, for the construction of the UTN Angra III corporate project.

NOTE 23 – DEBENTURES

Non-convertible debentures issued by the subsidiary Eletronorte of R$218,682 (R$ 69,320 on December 31, 2012), pay interest at the TJLP plus 0.15% per annum and mature on July 10, 2031.

NOTE 24 – COMPULSORY LOAN

The Compulsory Loan over the consumption of electricity, enacted by Law number 4,156/1962 with the objective of generating resources for the expansion of the Brazilian electricity sector, was repealed by Law number 7,181, of December 20, 1983, which established December 31, 1993 as the final deadline for collection.

In the first phase of such Compulsory Loan, terminated by Decree-Law 1,512/1976, the collection of taxes included several classes of electricity consumers, and taxpayers credits were represented by Bearer Bonds issued by the Company.

Subsequently, pursuant to the Decree-Law, such Compulsory Loan was charged solely from industries with monthly electricity consumption exceeding 2,000 kwh, and taxpayers’ credits were no longer represented by the bonds, but rather in book-entry form by the Company.

The remaining balance of the Compulsory Loan, after the 4th conversion into shares, which happened on April 30, 2008, concerning credits constituted from 1988 to 2004, is recorded in the current and non-current liabilities, maturing as of 2008, and accruing an interest rate of 6% per year, plus monetary adjustment based on the IPCA-E variance, and corresponding, on December 31, 2013, to R$ 366,840 (December 31, 2012 – R$ 334,192), of which R$ 358,905 is non-current (December 31, 2012 – R$ 321,894).

I – Bearer Bonds Issued by the Company

The Bearer Bonds, issued as a result of the Compulsory Loan, are not marketable securities, are not negotiable in stock markets, are not quoted and are unenforceable.

The issuing of such bonds was a legal imposition and not a corporate decision by the Company. In the same manner, acceptance thereof by the bondholders was not the result of an act of will, but a legal requirement pursuant to Law number 4,156/1962.

CVM, in a decision by its Collegiate body, published in the administrative decision CVM RJ 2005/7230, filed by the holders of such bonds, states that “the bonds issued by the Company as a result from Law number 4,156/1962 cannot be deemed as securities”.

It is also the understanding of the CMV that there is no irregularity in the procedures adopted by the Company in its Financial Statements, in the matter of the above-mentioned bonds, nor in the disclosure of the existence of lawsuits.

The unenforceability of such Bearer Bonds was reinforced by decisions of the Supreme Court of Justice, which confirmed the understanding that such bonds are expired and cannot provide guarantee for tax foreclosures.

Therefore, the Bearer Bonds issued during the first phase of such compulsory loan, per decision of the CVM, cannot be considered as debentures. In addition, pursuant to section 4, paragraph 11 of Law number 4,156/1962 and section 1 of Decree 20,910/1932, they are unenforceable, as confirmed in the Informational Bulletin 344 of the Supreme Court of Justice (Superior Tribunal de Justiça, STJ), where it is stated that such Bonds cannot be used as guarantees for tax foreclosures, since they have no net value and are not debentures.

In this manner, the liability relating to the Compulsory Loan refers to residual credits, constituted between 1988 and 1994, from industrial consumers with consumption exceeding 2,000 kW/h, regarding the second phase of such Compulsory Loan, as well as unclaimed interests relating to such credits, as set forth below:

	12/31/2013	12/31/2012
CURRENT
Interest Payable	7,935	12,298

	7,935	12,298

NON-CURRENT
Collected Credits	358,905	321,894

TOTAL	366,840	334,192

NOTE 25 – FUEL CONSUMPTION ACCOUNT (CONTA DE CONSUMO DE COMBUSTÍVEL, CCC)

The Fuel Consumption Account (CCC), created by Decree number 73,102, from November 7, 1973, groups the allocation of costs related to the consumption of fuel for the generation of thermoelectric energy, particularly in the Northern Region of the country.

Pursuant to Law No. 8,631 of March 04, 1993, the Company manages the amounts relating to tax payments made by the electricity public utility concession holders, for credit in the Fuel Consumption Account – CCC, corresponding to annual quotas allocated to expenditures with fuel for electricity generation. The amounts recorded in the current assets against current liabilities, correspond to the availability of resources, maintained in restricted cash, and to the quotas not paid by the concession holders.

Fuel Consumption Account – FCA

	12/31/2013	12/31/2012

Current Assets	1,275,334	1,240,811
Non-current Assets	16,275	521,097

Total	1,291,609	1,761,908

Liabilities	941,285	1,369,201
Non-current Liabilities	455,455	2,401,069

Total	1,396,740	3,770,270

The reduction in the Fuel Consumption Account - FCC is due to the enactment of 12,783/2013 that abolished the compulsory charge to concession holders of the public electricity service.

NOTE 26 – TAXES PAYABLE AND INCOME TAX AND SOCIAL CONTRIBUTION – LIABILITIES

a)	Taxes payable:

	12/31/2013	12/31/2012
Current liabilities:
Taxes withheld at source (IRRF and CSRF)	120,871	109,729
PASEP and COFINS	174,842	125,021
ICMS	117,685	140,676
PAES / Refis	163,218	139,116
INSS / FGTS	113,483	100,549
Other	149,327	199,331

Total	839,426	814,422

	12/31/2013	12/31/2012
Non-current liabilities:
Taxes withheld at source (IRRF and CSRF)	—	—
PASEP and COFINS	30,131	23,798
ICMS	14,575	16,567
PAES / Refis	825,472	565,917
INSS / FGTS	18,656	14,115
Other	4,116	—

Total	892,950	620,397

b)	Tax and social security contribution

	12/31/2013	12/31/2012
Current liabilities:
Current Income Tax	11,457	238,747
Current Social Contribution	3,805	75,141

	15,262	313,888

Non-current liabilities:

Income tax / social contribution taxes	533,713	598,750

c)	Conciliation of expenses with taxes and social security contributions

	12/31/2013		12/31/2012
	IRPJ	CSLL	IRPJ	CSLL
Income (loss) before income tax and social contribution	(4,924,697)	(4,924,697)	(7,416,294)	(7,416,294)

Tax losses unrecognized	—	—	—	—

Adjusted basis	(4,924,697)	(4,924,697)	(7,416,294)	(7,416,294)

Total income tax and social contribution calculated at the rates of 25% and 9%, respectively	1,231,174	443,223	1,854,074	667,466

Effects of additions and (exclusions:
Dividend Income	25,319	9,115	28,005	10,082
Equity	44,442	15,999	153,051	55,098
Provision of JCP
Provision / Decrease in Market Value	(612,907)	(220,647)	(284,815)	(102,533)
Unrecognized deferred tax / written off	(1,476,396)	(531,502)	(1,076,772)	(387,650)
Other	(227,812)	(66,686)	(361,549)	(63,815)

Total income (expense) income tax and social contribution	(1,016,179)	(350,499)	311,994	178,648

Effective rate	20.63%	7.12%	4.21%	2.41%

d)	Tax Incentive – SUDENE

Provisional Measure number 2,199-14, from August 24, 2001, amended by Law number 11,196, of November 21, 2005, allows companies that are located in the Northeast Region and have projects in the infrastructure sector, considered a priority for the regional development by act of the Executive branch, to reduce the amount of income tax for the purpose of investment in installation, expansion, modernization or diversification projects.

Over concession contracts number 006/2004 of generation and number 061/2001 of transmission (both signed by CHESF), the reduction incentive of 75% of taxes includes the years 2008 to 2017. For transmission contracts number 008/2005 and 007/2005 the reduction incentive was granted for the period of 2011 to 2020. For contracts with a tax incentive, the 25% income tax rate is reduced to 6.25%. In the year ended on December 31, 2013, these benefits have not been available to CHESF.

In the year 2012, CHESF did not use the 75% reduction in income tax incentive, due to not having a tax profit. In 2011, the tax incentive mentioned above totalized R$ 317,812, recorded in the income statement for the fiscal year as a reduction of income tax, in accordance with Technical Pronouncement IAS 20.

e)	Special Installment Program – PAES

Subsidiaries Furnas, Eletrosul, Eletronorte, Amazonas Energia and Distribuição Alagoas chose to refinance tax debt. The term of the financing is limited to 180 months and the outstanding balance is set by the Long Term Interest Rate – TJLP and SELIC.

f)	Tax Recovery Program (REFIS) – Law 12,865/2013

Furnas, on December 30, 2013, opted for the Refis program, and included the processes PASEP / COFINS in the amount of R$ 420,197.

NOTE 27 – REGULATORY FEES

	12/31/2013	12/31/2012
CURRENT LIABILITIES
Share RGR	273,705	124,401
Quota CCC	—	30,695
Share CDE	1,661	11,152
Share PROINFA	22,181	23,012
Compensation for the Use of Water Resources	78,494	85,950
Inspection Fee Services Electric Power	3,789	6,088
Research and Development - R & D	297,131	329,591
Energy Efficiency Program - EEP	32,900	37,967
Other	5,001	5,374

	714,862	654,230

NON-CURRENT LIABILITIES
Share RGR	32,376	32,177
Research and Development - R & D	300,586	368,908
Energy Efficiency Program - EEP	43,020	27,298

	375,982	428,383

TOTAL	1,090,844	1,082,613

a) Global Reversal Reserve (Reserva global de Reversão, RGR)

The contribution to establish the RGR is responsibility of the Electricity Public Utility Companies, based on a quota called Reversal and Expropriation of Electricity Services, of up to 2.5% of the value of investments of concession holders and licensees, limited to 3% of the annual revenue. The value of the quota is calculated as a service cost component for the concession holders.

Concession holders pay their annual quotas to the Fund, which are not controlled by the Company, into an escrow bank account managed by the Company, which operates the account within the limits set forth in Law number 5,655/1971 and all amendments thereto, also not reflected in the Company’s Financial Statements, since it is a separate entity from the Company.

With the amendment of Law 12,783/2013, as of January 1, 2013, the following are no longer obligated to collect the annual RGR quotas:

I - concession holders and licensees of electricity distribution public utility companies;

II - concession holders of electricity transmission public utility companies contracted as of September 12, 2012; and

III - concession holders of electricity transmission and generation public utility companies prorogated or contracted under the terms of Law number 12,783/2013.

b) Fuel Consumption Account – CCC

The Sectorial fund, which was created in the 1970s and amended by Law number 12.111/2009, has the purpose of reimbursing part of the total generation cost to produce electricity in the Isolated Systems, maintaining the coverage for subrogated projects.

This total cost of generation of electricity to meet the Isolated Systems includes costs related to the price of electricity and the related power contracted by distribution agents, to own generation of such agents, including the rental of equipment, electricity imports and related power, including the cost of transmission. It also includes the charges and taxes not recovered, investments made in own generation, the price of electricity services provided in remote regions, including the installation, operation and maintenance of decentralized generation systems with associated networks, and, in addition, the contracting of capacity reserve to ensure the supply of electricity.

Of the verified cost, the CCC will reimburse the difference relating to the average cost of power and electricity traded in the Environment of Regulated Contracting (Ambiente de Contratação Regulada, ACR) of the National Interconnected System (Sistema Interligado Nacional, SIN).

The resources of the CCC derive from the collection of quotas by distribution companies, licensees and transmission companies in the entire country, at the proportion and amounts determined by ANEEL. As of the enactment of Law No. 12.783/12, there is no longer an estimated date for the termination of activities by this Sectorial fund, and its management does not affect the results of the Company.

Following the enactment of Law No. 12,783, Eletrobras has no further obligation to make contributions to the CCC Account. Nevertheless, the CCC Account was not closed. The available balances continue to be distributed to the generation and distribution companies that incur additional costs due to the use of thermal power plants in the event of unfavorable hydrological conditions. To ensure the continued viability of the CCC Account, Law No. 12,783 allows transfers to be made between the Energy Development Account (“CDE”) and CCC Account.

c) Energy Development Account (Conta de Desenvolvimento Energético, CDE)

The Energy Development Account (CDE) is designed to promote the energy development of Brazilian states electricity services universalization projects, a subsidy program for low-income consumers and expansion of the natural gas network to serve states without a pipe network.

Created on April 26, 2002, the CDE has a 25-year duration and is managed by the Company, in compliance with schedule defined by the Ministry of Mines and Energy, not affecting the Company’s results.

The CDE is also used to ensure competitiveness of the electricity produced from alternative sources (wind, small hydroelectric power plants and biomass) and domestic coal.

As of the 2013 fiscal year, as a method of lowering electricity bills, this contribution was reduced to 25% of the current rate.

d) PROINFA

Federal Government Program for the development of projects to diversify the Brazilian electricity system and promote alternative sources of electricity, enacted by Law number 10,438 of April, 2002. It is managed by the Company and seeks regional solutions for the use of renewable energy sources.

PROIFA predicts the operation of 144 plants, totalizing 3,299.40 MW of installed capacity. The program’s power plants are responsible for the generation of approximately 12,000 GWh/year – a quantity capable of supplying for approximately 6,9 million households and equivalent to 3.2% of the country’s total annual consumption. The contracted 3,299.40 MW are divided into 1,191.24 MW from 63 Small Water Plants (Pequenas Centrais Hidrelétricas, PCHs), 1,422.92 MW from 54 wind power plants, and 685.24 MW from 27 biomass-based plants. This energy has a guaranteed contract of 20 years with the Company. The operations within the scope of PROINFA do not affect the Company’s result (being the Company responsible for the payment).

e) Financial compensation through the utilization of water resources

The Financial Compensation through the Utilization of Water Resources for the purpose of generating electricity was enacted by the 1988 Federal Constitution and it is a percentage the hydroelectric power concession holders pay for the utilization of water resources. ANEEL manages the collection and distribution of resources among beneficiaries: States, Municipalities and agencies directly managed by the Federal Government.

As per the set forth in Law 8,001, of March 13, 1990, with amendments issued by Laws number 9,433/1997, 9,984/2000 and 9,993/2000, 45% of funds are allocated to the Municipalities encompassed by UHEs reservoirs, while the States are entitled to another 45%. The federal government receives 10% of the total. Generation companies characterized as Small Hydroelectric Power Plants (PCHs), are exempted from paying financial compensation.

The concession holders pay 6.75% of the value of the electricity produced for the purpose of Financial Compensation.

f) Electricity Services Inspection Fee

The Electricity Services Inspection Fee was created by Law number 9,427 of December 26, 1996, and regulated by Decree 2,410 of November 28, 1997, with the purpose of creating revenue for the National Electricity Regulatory Agency to cover its administrative and operational expenses.

The TFSEE is equivalent to 0.5% of the economic value added by the concessionaire, licensee or authorized company, including the case of independent production and self-production, in the exploration of electricity services and facilities.

The TFSEE has been due as of January 1, 1997, being annually set by ANEEL and paid in twelve monthly quotas.

NOTE 28 – SHAREHOLDERS’ COMPENSATION

	12/31/2013	12/31/2012
Current
JCP year	433,960	433,962
Unclaimed dividends	85,522	100,826
Dividends Retained previous years	5,981	3,416,545

	525,463	3,951,333

I – Relating to the Fiscal Year

The Company’s Bylaws establish as minimum mandatory dividend, 25% of the net income, adjusted in the terms of Brazilian Corporation law, observing the minimum compensation for preferred classes of shares A and B, of 8% and 6%, respectively, of the face value related to these types and classes of shares, including the possibility of an interest payment in respect of the capital.

Based in the doctrinal understanding of the topic, management believes that: (1) due to the existence of reserves of profits that exceeds the absorption of losses for the year, the Company should make the payment of the minimum dividend provided for in Article 8 of the Bylaws relating to shares preferred class “A” and “B” and (2) still maintaining revenue reserves after payment is preferred, provided payment can also be made to the common shares and, therefore, the Company proposes the allocation of dividends to holders of common shares. Management recorded a provision for the obligation associated with dividends on the preferred shares on December 31, 2013.

The Company provided compensation to shareholders in the amount of R$ 433,962 (R$ 433,962 in 2012) in dividends of the fiscal year, according to the statutory dispositions, of which the compensation per share is as follows:

			12/31/2013	12/31/2012

Common Shares	1,72% of Capital	(2012 - 1,72%)	0.399	0.399
Preferred A	9,41% of Capital	(2012 - 9,41%)	2.178	2.178
Preferred B	7,06% of Capital	(2012 - 7,06%)	1.634	1.634

Remuneration to shareholders of common shares will be held in the form of JCP in the amount of R$ 433,962 (R$ 433,962 in 2012), attributed to dividends for the year reflected in equity.

According to the current tax legislation, there is Income Tax Withholding (IRRF) over the amount of the compensation proposed to shareholders, for purpose of JCP.

There is monetary restatement over the proposed compensation as of January 1, 2014 until the date of the effective commencement of the payment, a date which shall be deliberated by the Annual General meeting, which will examine the Financial Statements and the proposal for the allocation of profits for this fiscal year. There is withholding of income tax over the proportion relating to the monetary correction by the SELIC rate, according to current legislation.

II – Withheld Dividends from Previous Fiscal Years

The Company’s Board of Directors opted, in January 2010, to pay the balance from the Special Reserve of Non-Distributed Dividends, in four annual installments, commencing in the 2010 fiscal year.

The individuals and companies that were part of the Shareholders of the Company on January 29, 2010 were entitled to receive the withheld dividends. In June 2013, they were paid R$ 3,529,932, which constituted the final payment of the retained dividends.

The credits were compensated by the variation of the SELIC Rate, up to the date of the effective payment of each installment, and income taxes are withheld from this compensation, according to current legislation.

III – Expired Dividends

The balance of shareholders’ compensation, set forth in the current liability, contains the installment of R$ 85,522 (R$ 100,826 on December 31, 2012), which concerns unclaimed compensations from the 2010, 2011 and 2012 fiscal years. Compensation relating to the 2009 and earlier fiscal years is expired, according to the terms of the Company’s Bylaws.

NOTE 29 – ACCOUNTS PAYABLE TO BRAZILIAN FEDERAL TREASURY

	CURRENT		NON CURRENT
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Acquisition of shares of CEEE-GT and CEEE-D	34,867	122,905	—	33,105
Other	4,627	8,142	—	3,967

	39,494	131,047	—	37,072

NOTE 30 – POST-EMPLOYMENT BENEFITS

30.1 Post-employment benefits

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

Due to the decentralized structure of the Eletrobras System, each segment sponsors their own employee benefit package. Overall, the Group offers benefits such as pension, health care and post-employment life insurance to its current and future retirees and their dependents, as set forth in the table below:

Types of post - employment benefits sponsored by the Eletrobras System
	Pension benefits plan			Other post-employment benefits
Company	BD Plan	Saldado Plan	CD Plan	Life Insurance	Health Insurance
Eletrobras	X		X	X
Amazonas	X		X
Boa Vista	X		X		X
Ceal	X		X		X
Cepisa	X		X
Ceron			X
CGTEE	X
Chesf	X	X	X	X
Eletroacre			X
Eletronorte	X		X	X	X
Eletronuclear	X				X
Eletrosul	X		X		X
Furnas	X		X	X	X

The pension benefit plan typically exposes the Group to actuarial risks, such as investment risk, interest rate risk, longevity risk and earnings risk.

Investment risk	The present value of the liabilities of the defined benefit plan pension is calculated using a discount rate determined by virtue of the remuneration of corporate bonds of high quality; if the return on plan assets is below this rate, there will be a deficit. Currently, the plan has a relatively balanced investment in shares, debt instruments and real estate. Due to the long-term nature of the liabilities of the plan, the board of the pension fund considers it appropriate that a reasonable portion of plan assets must be invested in stocks and real estate to leverage the return generated by the fund.

Interest rate risk	A reduction in the interest rate of the bonds will increase the liability of the plan. However, this will be partially offset by an increase in the return of assets.

Longevity risk	The present value of the liability for defined benefit plans is calculated by reference to the best estimate of mortality of plan participants during and after their stay at work. An increase in life expectancy of plan participants increases the liability of the plan.

The risk of earnings	The present value of the liability for defined benefit plans is calculated by reference to the future wages of plan participants. Therefore, an increase in the salary of plan participants increases the liability of the plan.

The following tables present a reconciliation of the present value of the defined benefit obligations and the fair value of the assets with the amounts recorded in the balance sheet for pension benefits and other post-employment benefit amounts. The table below shows the consolidated results of the Eletrobras group. The latest actuarial valuation of the plan and the gift of the defined benefit obligation asset value was held on December 31, 2013.

a) Reconciliation of liabilities of pension plans and other benefits

Defined benefit pension plans - Amounts recognized in the balance sheet and statement of income	2013	2012	2011 *

Present value of partially or entirely covered actuarial liability	17,196,047	21,950,348	21,094,165
Fair value of plan assets (–)	(17,830,733)	(19,719,242)	(22,091,512)
Compensation of quotas - CD Plan	—	—	283,863

Liabilities / (assets)	(634,686)	2,231,106	(713,484)

Restrictive effect over the asset	1,241,668	99,690	—
Actuarial debt contracted between sponsor and plan	949,797	564,766	815,598
Financial debt contracted between sponsor and plan	85,903	118,759	111,006

Value of liabilities / (assets) post-employment benefits	1,123,599	2,469,089	1,838,409

Current service cost	85,557	46,520	(82,182)
Cost of interest	195,397	(164,519)	(328,099)

Actuarial expense / (income) recognized in the fiscal year	280,954	(117,999)	(410,281)

*	We have not restated data for 2011 to reflect the application of IFRS 11.

Other post-employment benefits - Amounts recognized in the balance sheet and statement of income	2013	2012	2011 *

Present value of partially or entirely covered actuarial liability	360,173	433,695	869,525
Fair value of plan assets (–)	—	—	—

Liabilities / (assets)	360,173	433,695	869,525

Value of liabilities / (assets) other post-employment benefits	360,173	433,695	869,525

Current service cost	—	2,188	64,433
Cost of interest	36,383	32,177	65,865

Actuarial expense / (income) recognized in the fiscal year	36,383	34,365	130,298

*	We have not restated data for 2011 to reflect the application of IFRS 11.

b) Disclosure of Defined Benefit Pension

Consolidated results of defined benefit pension - Reconciliation of present value of defined benefit obligations:

Table b.1 - defined benefit pension plans - Change in the present value of actuarial liabilities	2013	2012	2011 *

Value of actuarial liabilities at beginning of year	21,950,348	15,157,883	18,435,641
Current service cost	202,756	139,748	235,694
Interest on actuarial liabilities	1,853,540	1,488,976	1,788,036
Benefits paid during the year (–)	(1,064,025)	(975,276)	(1,025,614)
Compensation of quotas - CD Plan	—	—	602,934
(Gain) / loss on actuarial liabilities arising from remeasurement	(5,746,572)	6,139,017	1,057,474
Actuarial (gains) losses arising from changes in demographic assumptions	—
Actuarial (gains) losses arising from changes in financial assumptions	(6,425,397)
Actuarial (gains) losses arising from experience adjustments	678,825

Present value of actuarial liabilities at year end	17,196,047	21,950,348	21,094,165

*	We have not restated data for 2011 to reflect the application of IFRS 11.

Consolidated results of defined benefit pension - Reconciliation of fair value of plan assets:

Table b.2 - defined benefit pension plans - Moving and composition of the fair value of assets	2013	2012	2011 *

Fair value of assets at beginning of year	19,719,242	16,445,066	20,382,068
Benefits paid during the year (–)	(1,064,025)	(975,276)	(1,025,614)
Participant contribution paid during the year	124,186	120,955	303,565
Employer contribution paid during the year	169,033	205,632	360,790
Compensation of quotas - CD Plan	—	—	230,205
Expected return on assets in the year	1,666,501	1,653,495	2,114,589
Gain / (loss) over the plan assets (excluding interest income)	(2,784,204)	2,269,370	(274,092)

Fair value of assets at end of year	17,830,733	19,719,242	22,091,511

Actual return on assets in the year	(1,117,703)	3,922,865	1,842,043

*	We have not restated data for 2011 to reflect the application of IFRS 11.

Consolidated results of defined pension benefits - Amounts recognized in Other Comprehensive Income:

	2013	2012	2011 *
Other Comprehensive Income (OCI) Accumulated Pension Benefits Plan	646,897	2,620,423	1,373,860

	2013	2012	2011
Gains (losses) recognized in OCI for the year - Pension Benefits Plan	811,935	(1,472,750)	(702,021)

*	We have not restated data for 2011 to reflect the application of IFRS 11.

c) Disclosure of Other Post-Employment Benefits

Consolidated results of other post-employment benefits - reconciliation of the present value of defined benefit obligations:

Table C.1 - Other post-employment benefits - Changes in the present value of actuarial liabilities	2013	2012	2011 *

Value of actuarial liabilities at beginning of year	433,695	306,866	741,116
Current service cost	—	2,188	64,433
Interest on actuarial liabilities	36,383	32,177	65,865
Benefits paid during the year	(10,197)	(10,424)	(58,226)
(Gain) / loss on actuarial liabilities arising from remeasurement	(99,708)	102,888	56,337
Actuarial (gains) losses arising from changes in demographic assumptions	—
Actuarial (gains) losses arising from changes in financial assumptions	(179,178)
Actuarial (gains) losses arising from experience adjustments	79,470

Present value of actuarial liabilities at year end	360,173	433,695	869,525

*	We have not restated data for 2011 to reflect the application of IFRS 11.

Consolidated results of other post-employment benefits - Amounts recognized in Other Comprehensive Income:

	2013	2012	2011 *
Other Comprehensive Income (OCI) - accumulated Other post-employment benefits plan	218,196	317,904	672,177

	2013	2012	2012
Gains (losses) recognized in OCI for the year - Other post-employment benefits plan	99,708	(91,717)	(56,337)

*	We have not restated data for 2011 to reflect the application of IFRS 11.

d) Actuarial Assumptions

The actuarial assumptions presented below were used in determining the defined benefit obligation and expense.

Economic assumptions
	2013	2012	2011
Interest rate of annual actuarial discount (i)	11.98% to 12.11%	8.24% to 8.79%	10.12% to 10.36%
Real interest rate of annual actuarial discount	6.34% to 6.47%	3.20% to 3.72%	5.38% to 5.61%
Projected average increase in wages	7.41%	6.99%	6.50%
Projected average increase in benefits	5.30%	4.89%	4.50%
Annual real rate of evolution medical costs	3.50%	3.50%	3.50%
Average annual inflation rate	5.30%	4.89%	4.50%
Expected return on plan assets (ii)	11.98% a 12.11%	8.24% to 8.79%	10.1% to 10.4%

Demographic Hypotheses
	2013	2012	2011
Turnover rate	0.00%	0.00%	0.00%
Mortality rate of assets and liabilities	AT-2000	AT-2000	AT-2000
Mortality rate of disabled people	AT-83	AT-83	AT-83
Disabled rate	Light weak	Light weak	Light weak
% Married on the date of retirement	95%	95%	95%
Age difference between men and women	4 years	4 years	4 years

(i) Long term interest rate

(ii) Represents the maximum and minimum rates of return over plan assets.

The definition of this rate took into consideration the market practice for Federal Government bonds, according to the criteria recommended by national and international regulations, for terms similar to those of the flow of liabilities in the benefit program, in what is known as the Duration concept. In 2013, there was an increase of approximately 44% in the discount rate used by the Company, resulting in a significant decrease in the actuarial obligation.

The expected global return rate corresponds to the average calculated based on the expected return from the several asset categories of the plan. The assessment of expected return performed by the Company Management is based on historical trends of returns and forecasts by market analysts for the assets, during the existence of such obligation. The current return over assets of the BD plan was R$ (1,117,703) (R$ 3,922,865 in 2012).

e) Employer contributions

On December 31, 2013, the contributions made by the Company, to establish mathematical provisions of benefits for the CD Plan, reached R$ 178,594 (12.31.2012 - R$ 172,006).

On December 31, 2013, the contributions made by the Company, to establish mathematical provisions of benefits for the BD Plan, reached R$ 169,033 (12.31.2012 - R$ 205,632).

The Company expects to contribute with R$ 182,232 for the defined benefit plan during the next fiscal year.

The weighted average duration of the defined benefit obligation and health benefit bonds is 7.84 years.

Analysis of expected maturities of undiscounted benefits of defined benefits plans:

As of december 31, 2013	Less than 1 year	Between 1-2 years	Between 2-5 years	More than 5 years	Total

Benefits Plan	1,367,068	1,404,173	4,248,376	30,964,183	36,538,631

f) The significant actuarial assumptions to determine the defined obligation are: discount rate, medical cost, expected salary increase cost and mortality. The sensitivity analyzis below have been determined based on reasonably possible changes of their factors at the end of the reporting period, keeping all other assumptions.

•	If the discount rate was 0.25% higher (lower), the defined benefit obligation would decrease by R$ 398,210 (increase by R$ 413,379).

•	If the medical costs were 0.25 higher (lower), the defined benefit obligation would increase by R$ 55,562 (decrease by R$ 45,311).

•	If life expectancy increases (decreases) in one year for men and women, the defined benefit obligation would increase by R$ 294,232 (decrease by R$ 313,104).

The sensitivity analysis presented may not be representative of the actual change in the defined benefit obligation, since it is unlikely that the change would occur in isolated factors, considering that some of the assumptions may be correlated.

In addition, the present value of the defined benefit obligation used in the sensitivity analysis was calculated by the projected unit credit method at the end of the reporting period, which is the same method used in calculating the liabilities of the defined benefit obligation in the balance sheet.

There was no change from previous years in the methods and assumptions used in preparing the sensitivity analysis.

g) The amounts included in the fair value of plan assets

Category of Assets	2013	2012

Deposits of Private Credit	399,664	—
Investments in Government Securities	2,960,634	3,315,115
Investments in Fixed Income	9,053,898	734,718
Investments in Equities	2,694,357	11,938,100
Investing in Stocks	237,840	612,075
Investing in Funds	1,648,393	1,912,338
Real Estate Investments	626,974	623,351
Structured investments	61,751	—
Loans and Financing	591,676	577,672
Other	622,179	76,182
Resources to receive Sponsor	(93,809)	2,907
(–) Pension Liabilities	(317,779)	(71,870)
(–) Contingent Liabilities	(436,778)	—
(–) Administrative Fund	(140,153)	—
(–) Investment Funds	(78,114)	(1,347)

	17,830,733	19,719,242

The fair value of equity instruments and debt securities are determined based on quoted market prices in active markets but investment property fair values are not based on quoted market prices in active markets.

30.2 Voluntary Redundancy Plan (PID)

In June 2013, the Company (except Electronuclear), implemented the Voluntary Redundancy Plan, due to the restructuring of the corporate, organizational, governance and management of Eletrobras System’s business model. Permanent employees who have at least 20 years of effective employment, and INSS retirees regardless of time of employment, are eligible for the Voluntary Redundancy Plan.

The application process for the Voluntary Redundancy Plan was open from June 10 to July 31, 2013; 4,055 applications were received. The plan is divided into two stages: a) step 1 - redundancies between July 2013 and December 2013, and b) step 2 – redundancies between January 2014 and November 2014.

Expenses for the Voluntary Redundancy Plan include financial incentives and a health plan, for a maximum of sixty (60) months for redundancies in 2013, and twelve (12) months for redundancies in 2014, from the date of their dismissal.

In connection with the stated above, the Company recorded an expense provision in the year in the amount of R$ 1,725,570.

Results with P I D - December 2013
Company	Personnel expenses (Off)	PID Provision (Assets)	Total
Eletrobras	88,036	12,674	100,710
Furnas	267,702	20,454	288,155
Chesf	630,841	168,049	798,890
Eletrosul	60,548	13,147	73,695
Eletronorte	194,512	19,510	214,022
CGTEE	27,413	5,025	32,438
ED Alagoas	70,140	4,392	74,532
ED Rondônia	17,875	5,945	23,820
ED Piauí	69,440	4,296	73,736
ED Acre	14,600	—	14,600
ED Roraima	5,078	—	5,078
Amazonas Energia	22,525	3,369	25,894

	1,468,710	256,860	1,725,570

The value of the Voluntary Redundancy Plan is shown under the heading of personnel see note 41.

NOTE 31 – PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties involved in several ongoing cases in the court system, especially labor and civil, which are in several different stages of the legal process.

The Company’s Management adopted the procedure that classifies the lawsuits filed against the Company according to the risk of loss, based on the opinion of its legal consultants, as follows:

•	For cases in which a unfavorable ruling against the Company is considered probable, provisions are established;

•	For cases in which a unfavorable ruling against the Company is considered possible, no provisions are established and corresponding information is released in Explanatory Notes, when relevant; and

•	For cases in which a unfavorable ruling against the Company is considered unlikely, no provisions are established and only information which, at the discretion of the Management, is deemed relevant for the full understanding of the Financial Statements, shall be released in Explanatory Notes.

Therefore, to face occasional losses, provisions are made for contingencies, judged by the administration of the Company and its subsidiaries, supported by its legal consultants, in the amounts deemed as sufficient to cover occasional losses in lawsuits.

As of the date of this Financial Statement, the Company has the following contingencies for liabilities, by nature, considered by management as being a probable future disbursement:

	12/31/2013	12/31/2012
CURRENT
Labor	8,786	2,652
Tax	—	—
Civil	14,868	26,043

	23,654	28,695

NON CURRENT
Labor	912,564	1,026,545
Tax	295,494	465,100
Civil	4,487,045	3,608,744

	5,695,103	5,100,389

	5,718,757	5,129,084

These provisions have been subject to the following changes in this fiscal year:

Balance at 12/31/2012	5,129,084

Provisions of the additions	2,833,263
Reversal of provisions	(1,072,820)
Losses	(250,767)
Payments	(920,003)

Balance at 12/31/2013	5,718,757

The most significant reversals of provisions in the period were:

i.	R$ 322,826 related to two assessment notices from the IRS due to REFIS, R$ 175,005 related to the reversal of civil proceedings and other changes due to the likely outcome.

ii.	R$ 87,000 related civil action resulting from right to resettlement of rural workers affected by the construction of HPP Itaparica.

a) Major lawsuits filed against the Company and its subsidiaries with high probability of loss:

a.1) Civil lawsuits

Civil lawsuits against the parent company have the objective of applying monetary correction criteria over Compulsory Loan book-entry credits, established as of 1978.

The plaintiffs have the objective of challenging the system of calculation of monetary correction determined by the legislation that governs the Compulsory Loan and is applied by the Company. The credits have been fully settled by the Company by means of conversion into shares, using the current legislation as a basis for correction.

In the year 2013 the Company reassessed its discretionary amount of provisions for the lawsuits in respect of the Compulsory Loan and therefore this exercise complemented the provision of R$ 750,000.00.

Currently there are 2,357 lawsuits relating to this matter in several court levels. The Company maintains a provision for these civil contingencies, in the parent company, in the amount of R$ 2,367,947 (December 31, 2012 - R$ 1,085,127) for such claims.

These lawsuits are not to be mistaken for the filings, which intend to redeem the Bearer Bonds, currently unenforceable, issued as a result of the Compulsory Loan.

2) The Company is the plaintiff in a lawsuit in which it requests the partial annulment of an amendment (relating to the K Factor of the analytical price correction) to the contract of construction of Hydroelectric Power Plant Xingó, signed with the Consortium, formed by Companhia Brasileira de Projetos e Obras – CBPO, CONSTRAN S.A. – Construções e Comércio e Mendes Júnior Engenharia S.A., and the return of payments made for K Factor in the approximate amount of R$ 700 milhões (amounts of the time converted into reais).

The court of the State of Pernambuco judged the claim filed by the Company as groundless and the response presented by the defendants as grounded.

The Company and the Federal Government, the Company’s assistant in this lawsuit, filed special and extraordinary appeals to the Supreme Court of Justice. The high court, in August 2010, accepted one of these appeals by the Company, reducing the value of the lawsuit, which creates a substantial reduction in fees paid in the principal action. The same STJ denied the remaining appeals filed by the Company and the federal government, maintaining, therefore, the decision by the court of the State of Pernambuco, who ruled groundless the action filed by the Company and ruled grounded the response presented by the defendants, which led to the presentation by the Company of motion to clarify. The motion to clarify began hearings in December 2012 and concluded in December 2013, with the case being dismissed (on 12/31/2013, the judgment was still pending publication to the parties).

In parallel, and since the completion of the procedure in the lower courts, the defendants are taking, before the lower courts of the Judiciary of the State of Pernambuco, several actions to obtain the amount pleaded in the counterclaim.

In August 2013 the defendants commenced an action before the 12th Civil Court of Recife - PE to obtain provisional amounts ??that, according to the defendant’s own calculations, correspond to the updated amount approved in their favor by TJPE. In this case, CHESF was ordered to repay the amounts, but presented an “exception for pre-execution” (pointing out, as stated in case law of the Supreme Court, several procedural irregularities at the outset - without prejudice to other topics of dispute including the calculations of the as pronounced by TJPE - the continuation of this provisional enforceable claim): after presentation of the defendant’s answer and reply, CHESF on 12/31/2013 awaits judgment in respect of the said “exception”.

The Management, based on the opinion of its legal consultants and on calculations that took into consideration the suspension of the payment of installments related to K Factor and its respective monetary adjustments, maintains a provision, in the Non-Current Liability, of R$ 786,515 as of December 31, 2013 (December 31, 2012 – R$ 723,256), in order to face occasional losses resulting from this matter.

3) Claim for Indemnification for 14,400 acres of land in the Aldeia Farm, filed with the court circuit of Sento Sé (BA), by the Estate of Anderson Moura de Souza and his wife. The judgment in the first court ruled the claim grounded, ordering CHESF to pay the amount of R$50,000, corresponding to the principal plus interest and monetary restatement. CHESF appealed to the Court of the State of Bahia and the process has been transferred to the Federal Justice due to intervention of the federal government in the assistant capacity. As of December 31, 2013, there has been no relevant change in the process, with the rescissory action still pending judgment. CHESF’s Management, based on the opinion of its legal consultants, understands the loss is probable in this case and therefore has recorded in its non-current liabilities a provision in the amount of R$ 100,000 (December 31, 2012 – R$ 100,000).

4) Compensation action promoted by Indústrias Reunidas Raimundo of Fonte S/A (Vitivinicola Santa Maria S.A.), due to damage caused by the flood in 1992 of the San Francisco River. The judgment, res judicata, determined the provisional settlement, leaving to the experts the definition of the damages and loss of profits. It just appointed an agronomist expert, which had jurisdiction for calculating damages, but not profit. The award was contested by CHESF, which asked the 1st Civil Court to order an accounting audit in order to reach an amount, even if approximate, of loss and profits, considering the activity developed by the judgment creditor. The application was refused, and an interlocutory appeal was filed, which upheld the first refusal. A special appeal (which had its processing denied by TJPE) and an Interlocutory Appeal (AREsp 377 209 - PE), 12/31 / 2013 was still pending in consideration of the admissibility of the Minister rapporteur. CHESF has a provision of R$ 57,651, to cover possible losses arising from the issue, noting that the actual damages have already been paid and the lawsuit is restricted solely to the ability of the expert to determine the loss of profits.

5) Several civil actions for indemnification of financial losses, due to delays in payments to suppliers and expropriations of areas flooded by reservoirs of Hydroelectric Power Plants. The Management of Eletronorte, based on the opinion of its legal consultants, has recorded in its non-current liabilities a provision in the amount of R$ 470,986 (December 31, 2012 – R$ 608,320) for the claims in which the loss is considered probable. In the first quarter of 2013 there was no payment of the civil provision regarding the finalization of the process of Sondotécnica, in the amount of R$ 164,000.

a.2) Labor

1) Several cases filed, in which the claim is for hazard pay, in the understanding that the total and not proportional percentage must be paid to all employees who perform roles in activities subject to electricity risk. The Management of Furnas, based on the opinion of its legal consultants, has recorded in its non-current liabilities a provision in the amount of R$ 344,481 (December 31, 2012 – R$ 231,054) for the processes in which the loss is considered probable.

2) Several labor lawsuits, the majority of which derive from lawsuits relating to hazard pay, the Bresser Plan, overtime pay, calculations of FGTS severance pay and alignment of the wage curve. The amount estimated for probable loss is of R$ 69,117 (December 31, 2012 – R$ 312,953). In April 2013, the amount of R$ 240,000 was transferred to the accounts of other liabilities of Electronorte, referring to the completion of the process of the wage curve, pursuant the Eletronorte agreement between the workers union regarding payment during the year. Of this amount, Eletronorte made ??a payment of R$ 203,337 to date, leaving the balance of R$ 36,663 payable in the following year.

3) The Alagoas State Urban Industries Workers Union, in its representative role , filed a labor claim for the Company’s employees, seeking the payment of supposed salary discrepancies resulting from the implementation of the said “Bresser Plan” (Decree-Law number 2,335/87).

The claim was supported by the Illustrious Second Board of Conciliation and Judgment of Maceió-AL, a decision which has been confirmed by the Regional Labor Court of the 19th District, and has been held final.

However, at the time of judgment, the understanding of the 2nd Labor Court of Maceió was that there should be no limitations to the reference date of the category, which would constitute an extraordinary burden.

Therefore the risk of loss is considered probable as to the assessment of loss limited to the reference date, since the judgment of the limitations to the date of the category shall not affect the original judgment’s finding of liability.

According to OJ/TST (SDI i) Number 262, there is no reference to “the matter under judgment, the limitation of the reference date for the category, for the judgment for payment of salary discrepancies resulting from economic plans”.

The payment of salary discrepancies was limited to the reference date through Pronouncement 322 of the TST, which sets forth that wage adjustments resulting from the so called “triggers” and URPs, legally predicted as advances, are due only up to the reference date of each category.

It important to highlight that among applicable judicial actions, embargos to the execution have been filed, which would allow the evaluation of the limitation of calculations to the reference date of the category, a procedure also adopted by the Federal Attorney’s Office.

In addition, the union has joined the process in the capacity of assistant, which reinforces the Company’s defense in the quest to obtain the limitation of the reference date, as well as the decision dated March 15, 2011 by the TRT of the 19th District, process number 251900.68.5.19.1989.0002, of the Water Supply and Sanitation Company of Alagoas (Companhia de Abastecimento de Águas e Saneamento de Alagoas, CASAL), in which there was limitation of the reference date. CEAL has recorded provisions for contingencies relating to this matter in the amount of R$ 4,502 (December 31 of 2012 – R$ 3.583).

The lawsuit is in its first phase of execution, with official approval of the calculations by the first degree court in the amount of R$ 722,000. The calculations have been challenged by Ceal with the presentation of two options: one restricted to the date and the other contesting the amounts presented by the Union, without the limitation of the date.

4) Lawsuits involving The Company are composed mostly of actions related to dangerousness; overtime, supplemental retirement; salary equalization, functional framework and severance payments resulting from defaults by subcontractors. The Company has a provision for contingencies in relation to this matter in the amount of R$ 162,783 (December 31, 2012 - R$ 127,521).

a.3) Tax

1) The main lawsuit filed refers to the notices of deficiency issued against Furnas on May 3, 2001, relating to Finsocial, Cofins and Pasep, deriving from exclusions in the calculations, especially the transfer and transportation of electricity from Itaipu, for a period of ten years. Based on the latest decisions of the Federal Revenue Service is on December 31, 2012, provision for tax has been made in the amount of R$ 246,204.

The company filed a special appeal against the judgment which upheld the launches, but which has a remote chance of success at the administrative level in light of recent decisions on the subject.

In view of the recent decisions on the subject, in December 2013, the subsidiary reclassified the provision for taxes recoverable, with a current total of R$ 322,826, due to its entry into the Tax Recovery Program - Refis (Law No. 12,865/2013) for the discharge of debt in 180 months.

b) Lawsuits filed against the Company and its subsidiaries considered of possible loss, not provisioned.

For all major processes described below, administrations of those Subsidiaries and the Company, based on the opinion of its legal advisors consider that the probability of loss is possible without the need for recording provision.

b.1) Civil

The value of possible cases against the parent company is substantially comprised by those relating to the Compulsory Loan, of which claims are not contained in the judicial decision from August of 2009. The description of the nature of the Compulsory Loan is found in Note 24. In December 2013 the value of the possible causes relating to compulsory loan was R$ 5,904,864 (December 31, 2012 - R$ 6,594,327).

1) Indemnification lawsuit filed by the Consortium formed by the companies CBPO, CONSTRAN and Mendes Júnior, in which it is requested the company be ordered to pay additional financial compensation, due to the delay in the payment of invoices of the contract relating to the Xingó Hydroelectric Plant. The claim has been found grounded, and The Company has been ordered to pay the plaintiffs the amount of R$ 23,766, at prices of September 2004 (R$ 51,568, according to the calculations of The Company, as of March 31, 2010). The Company has appealed the decision, to be judged in the Pernambuco Court of Justice, but due to intervention by the federal government, the process has been forwarded to the Federal Justice, where it currently remains.

2) Public Civil case filed against the Company by the Community Association of the Cabeço Village and Adjacencies, in the State of Sergipe, in the amount of R$ 368,548 with the object of obtaining financial compensation due to alleged environmental damages caused to fishermen by the construction of UHE Xingó. A hearing was held on 11/27/2013 in which the work plans of the teams performing the expert report were approved, and which also set a monthly deposit to paid by The Company to pay expenses of the teams in the amount R$ 100, starting in December 2013 and ending in May 2015. It was also recorded that both processes will remain active until the final investigation report is submitted (position as of 31/12/2013). Supported by the The Company’s lawyers, the Management expects that the loss of these lawsuits is possible.

3) Lawsuit filed by AES Sul Distribuidora Gaúcha de Energia, seeking the liquidation of the amount of R$ 110,000 by ANEEL for market transactions, related to profit verified due to non-option of relief (insurance) made in December 2000. The Company has joined the process in the capacity of necessary liable co-plaintiff and has contested the case.

4) Declaratory action with claim for indemnification by Carbomil Química S.A., seeking indemnification for the installation of an electricity transmission line in the area of the Lajedo do Mel mine, located in the municipalities of Jaguaruana and Quixeré, in the State of Ceará, and Baraúna, in the state of Rio Grande do Norte. The estimated amount for such is of R$ 70,000. On 15/10/2013, the judgment of the 15th VF/EC issued a favorable ruling to The Company and ordered Carbomil Química S.A. to pay attorney fees to the order of 10% on the amount in dispute. The plaintiff appealed, which was answered by The Company and the claim was remitted to TRF 5th Region (31/12/2013).

5) Civil Action filed by the Public Ministry of Pernambuco, resulting from the resettlement of rural workers affected by the construction of the Itaparica HPP (HPP Luiz Gonzaga). The plaintiff claims the agreement signed by the Union of Rural Workers on December 6, 1986 is void for lack of legitimacy, and has requested the difference of sums of temporary maintenance paid during the period, giving the issue the updated value of approximately R$ 87,000. The case is in Superior Court of Justice - STJ.

On 11/10/2013, a judgment was delivered upholding the RESP, due to the statute of limitations. An Appeal was filed on 10/23/2013 by the MPF, and as of 31/12/2013, was still pending decision.

Indemnity action brought by Hidroservice, which is being heard in 2nd VF -PE, with the objective of the cancellation of the securitization agreement, with compensation for the electricity sector discount on trading securities received in bank interest. The value assigned to the case was R$ 250,000 (historical), being estimated at R$ 598,500. On appeal, the action was dismissed. A Motion for Clarification was heard on 11/26/2013 in respect of a clerical error pointed out by The Company and dismissed both the parties’ claims. A presentation of the RESP and RE Hidroservice resources was made. As of 31/12/2013, The Company was awaiting a summons to provide a counter argument to this presentation.

6) Indemnity action: reimbursement of amounts paid to the company Albrás Aluminum Brasileiro S.A. by virtue of obligations under insurance contracts with these companies, amounting to R$ 217,066 (2012 - R$ 214,376).

7) Indemnity action brought by Tibagiana Mining Ltda. in which Consórcio Energético Cruzeiro do Sul is a party to the action. The Company holds 49% interest in the amount of R$ 677,042, or R$ 331,751.

b.2) Tax

1) Case No. 16682.720.517/2011-98 at the administrative level, referring to the tax assessment notice issued by the Federal Revenue of Brazil (RFB) pursuant to tax procedure to check the calculation of income tax and social contribution in the calendar year 2007, particularly with respect the values considered in respect of: reduction of net revenue; depreciation expenses, and other operating expenses. Value at December 31, 2013: R$ 1,010,335 thousand.

2) Case No. 16682.720.516/2011-43 at the administrative level, referring to the tax assessment notice issued by the RFB pursuant to tax procedure to check for possible failure of payment or statement of contributions to PIS/COFINS and Pasep during the period Oct 2006 to Dec 2009. Value at December 31, 2013: R$ 953,985 thousand.

3) Case No. 16682.720.878/2013-04 at the administrative level, referring to the tax assessment notice issued by the RFB pursuant to tax procedure that verified the use of spending taken in 2000 (due to the assumption of debt of the Royal Greatness Foundation) as losses recorded in fiscal 2009 and therefore compensated for the calendar years 2009, 2010 and 2011. The Tax Office states that this record was made in the wrong way, considering that such expenditure should have been accounted for in the period of its jurisdiction in 2000 rather than being deducted in the calendar year 2011. Value at December 31, 2013: R$ 593,014 thousand.

4) Process Action No. 16682.720.331/2012-10 at the administrative level, referring to the tax assessment notice issued by the RFB in relation to the negative balances of income tax and social contribution calculated at the end of the calendar year 2009, by an offsetting procedure considered irregular by the Supervisory Auditor since Furnas did not contact the IRS to enforce the DCOMP compensation. Value at December 31, 2013: R$ 437,884 thousand.

5) Lawsuits against The Company are mainly tax cases at the administrative level, especially among the main Secretariat of Finance of the Amazon State - SEFAZ with eight lawsuits, totaling R$ 1,360,636 by the value of ICMS credits granted by the company over several years, whose actual cost was not supported by the Company, by reason of the subsidies received from the CCC, and other ICMS credits no longer reversed by the Company, because of technical and commercial losses in the distribution of electricity. A significant reduction in potential tax cases was due to several actions that were classified as possible, with the most relevant values totaling approximately R$ 2,057,409, which had their final judgments in favor of the Company (the actions were dismissed and therefore archived). Moreover, two similar cases to those which had been judged in favor of the dealership, in the amount of R$ 1,069,814 related to ICMS processes, which have not yet been tried, were reclassified from “possible” to “remote”.

c) Procedures for risk of remote disbursement not provided

1) An ongoing lawsuit was filed by Construtora Mendes Júnior S.A., hired for the construction of Itaparica Hydroelectric Power Plant, for alleged financial losses resulting in the delay in payments of invoices by the Company. The action is considered by the Company’s management, supported by its legal consultants, as an unlikely loss.

In this case, Construtora Mendes Júnior S.A. obtained judgment from the 4th Civil Court, subsequently overturned, which ordered The Company to pay the amount which, including legal fees and monetary correction up to the month of August 1996, calculated through criteria determined by the court, would be of approximately R$ 7,000,000, and the amount has not been updated since then. The Federal Prosecution Office filed a request to void the entire process and requested the action to be ruled groundless, including the merits. Construtora Mendes Junior S.A appealed to the Supreme Court of Justice – ARESP, and on December 31, 2012, the Federal Prosecution Office issued an opinion denying the appeals. The case is awaiting judgment of the STJ.

NOTE 32 – ASSET DECOMMISSION OBLIGATION

The Company recognizes liabilities for the decommissioning of the thermonuclear power plants, which comprise the program of activities required by the Brazilian Commission of Nuclear Energy (Comissão Nacional de Energia Nuclear, CNEN), to safely dismantle the nuclear facilities with minimum impact on the environment, at the end of their operating cycle.

Given the specific operation and maintenance characteristics of the thermonuclear power plants, whenever there are changes in the estimated cost for decommissioning, resulting from new studies due to technological advances, the decommissioning quotas must be altered, so as to adjust the liability balance to the new reality.

The liability balance, recorded at present value as of December 31, 2013 is of R$ 1,136,342 (December 31, 2012 - R$ 988,490).

Balance liability, present value on 12/31/2012	988,490
Adjusted Present Value / Exchange Variation in the period	147,852

Balance liabilities, present value, on 31/12/2013	1,136,342

NOTE 33 – CONCESSIONS PAYABLE – USE OF PUBLIC ASSET

The Company has entered into onerous concession contracts with the federal government for the use of public assets for the generation of electricity, substantially in projects through Special Purpose Entities (Sociedades de Propósito Específico, SPEs). The characteristics of the business and contracts demonstrate the ability and intentions of the parties to execute them in full.

Seeking to adequately reflect, in the balance sheet, the onerous concession granted and the respective obligations to the federal government, the hydroelectric power plants concessions have been recorded in intangible assets against liabilities.

The values set forth in concession contracts are at future prices and, therefore, the Company has adjusted these liabilities at the present value.

The update of liability due to the discount rate and monetary variation has been capitalized in the assets during the construction of the power plants and, as of the date the operation commenced, is directly recognized in the results.

The Company adopts, as an accounting policy, the recognition of the liability on the date the environmental license for installation (LI) was granted.

UBP payments are made in monthly installments as of the commencement of commercial operation until the end of the concession term, and are composed as set forth below:

	Current
	12/31/2013	12/31/2012
Passo São João	302	285
São Domingos	771	731
Mauá	904	854
Batalha e Simplicio	1,590	—

Total	3,567	1,870

	Non Current
	12/31/2013	12/31/2012
Passo São João	3,538	4,122
Mauá	10,739	12,547
São Domingos	8,537	9,838
Batalha e Simplicio	38,090	44,673

Total	60,904	71,180

		Original Nominal Values		Updated Values
UHE	Years	Annual Payment	Total Payment	Annual Payment	Total Payment

Passo São João	29	200	5,867	301	8,831
Mauá	30	618	18,386	904	26,758
São Domingos	26	260	6,717	771	19,816
Batalha	35	249	6,751	320	8,847
Simplício	35	972	26,743	1,135	31,222

		2,299	64,464	3,431	95,474

NOTE 34 – ADVANCES FOR FUTURE CAPITAL INCREASE

The funds from the National Treasury are being allocated to the following projects:

	12/31/2013	12/31/2012
Acquisition of equity interest CEEE / CGTEE	156,460	144,574
Transmission line Banabuí - Fortaleza	2,641	2,441
UHE Xingó	7,421	6,857
Transmission line in the State of Bahia	1,162	1,073
Federal Electrification Fund - Law 5,073/66	6,886	6,363

	174,570	161,308

NOTE 35 – ONEROUS CONTRACTS

	12/31/2013	12/31/2012

Transmission
Contract 061/2001	—	84,139
Contract 062/2001	905,316	1,407,057

	905,316	1,491,196
Generation
Itaparica	863,146	1,018,534
Jirau	711,881	1,607,869
Camaçari	267,117	357,043
Termonorte II	—	131,200
Funnel	95,903	83,158
Maua - Klabin	19,853	33,833
Paulo Afonso Complex	—	34,107
Coaracy Nunes	85,860	20,834
Other	295,259	377,750

	2,339,019	3,664,328

TOTAL	3,244,335	5,155,524

The amount provisioned for costly contracts maintained in December 31, 2013 was R$ 2,426,741 (R$ 3,361,788 on December 31, 2012), which is derived from renewed concession contracts according to Law number 12,783/13, due to the fact that the determined rate is not balanced with current costs. Therefore, the liability of such agreement for each contract has been recognized and measured as a provision, and may be amended due to adjustments of the costs reduction program and/or tariff review.

Contract No 062/2001 – Transmission

In 2013, a partial reversal of a provision for onerous contract losses of R$ 537,040 was made due to increased RAP - Annual Revenue – of approximately R$ 45,000 per year, to be confirmed in the cycle update for July 2013 to June 2014, according to ANEEL Resolution No. 1,559, of June 27, 2013. With regard to costs, the calculation included updated forecast expenses as planned by the Subsidiary.

UHE Jirau

The variation recorded in the provision for UHE Jirau between December 31, 2012 and 2013, refers to variation in the average historical PLD R$ 67.00/MWh to R$ 109.78/MWh and also by changing the discount rate of 4.98% adopted in 2012 to 6.80% in 2013.

UHE Itaparica Reallocation Program

From the construction of the Hydroelectric Power Plant of Itaparica and due to the formation of the Itaparica lake, 10,500 families were moved, of which 6,100 were small farming families and 200 indigenous families from the Tuxá tribe. This resulted in the creation of the Itaparica Reallocation Program, that has the objective of reallocating the families moved from the area flooded by the power plant’s reservoir, which is named Luiz Gonzaga and is located between the States of Pernambuco and Bahia.

In extraordinary meeting on January 30, 2013, the Federal Court of Auditors (Tribunal de Contas da União, TCU) issued Ruling number 101/2013-TCU-Plenary, in which it ruled that the Civil House, the entity responsible for the coordination and integration of Government actions between the Ministries of Mines and Energy and National Integration, together with CHESF and Codevasf, supported by section 43, paragraph I of Law number 8,443/1992, combined with section 250, paragraph II of the TCU’s Internal Regiment must, collectively, within a period of 180 (one hundred and eighty) days, elaborate and submit to the Court a plan for the execution of the Itaparica Reallocation Program, including activities, deadlines and responsible individuals, focused on the implementation of necessary measures of immediate and progressive transfer of the public assets in the irrigated public areas in Itaparica for Codevasf and the management of such areas for those who have been reallocated, including the implementation of necessary measures for the regularization of actions filed with the Municipal Government of Santa Maria da Boa Vista, Tacaratu and Belém do São Francisco, in Pernambuco, and of Curaçá, Rodelas and Glória, in Bahia, so that such municipalities assume the public utilities in their authority.

Therefore, the provision for the costly contract related to UHE Itaparica may be reviewed once such plan is implemented.

NOTE 36 – LONG-TERM OPERATING COMMITMENTS

The Company’s long-term commitments, related mainly to purchase agreements for electricity and fuel, are as follows:

1. Purchase of Electricity

Companies	2015	2016	2017	2018	2019	After 2019

Amazonas	614,514	642,989	694,668	721,386	774,822	30,482,103
Chesf	304,310	246,880	235,050	223,890	223,890	2,321,057
Distribuidora Alagoas	538,914	601,006	614,124	774,432	774,432	774,432
Distribuidora Piauí	514	15,305	—	—	—	—
Distribuidora Rondônia	712,549	—	—	—	—	—
Distribuidora Acre	102,996	146,929	167,136	167,281	3,518,639	3,518,639
Eletronorte	88,946	35,807	36,245	150,603	150,603	150,603
Furnas	33,220	33,311	33,220	33,220	33,220	33,220

Total	2,395,963	1,722,227	1,780,443	2,070,812	5,475,606	37,280,055

2. Nuclear Fuel (Eletronuclear)

Companies	2014	2015	2016	After 2016

Eletronuclear	214,842	279,166	233,203	6,232,631

Contracts signed with Indústrias Nucleares Brasileiras – INB for acquisition of Nuclear Fuel for the production of electricity, destined to reload the UTN Angra I and UTN Angra II thermonuclear power plants, as well as the initial loading and future reloadings of UTN Angra III.

3. Purchase of Energy from Independent Producers - Proinfa

The Company supports the development of projects for the diversification of the Brazilian electricity system, through the program of incentives for alternative sources of electricity, enacted by Law number 10,438 from April of 2002, which seeks local solutions for the use of renewable energy and encourages the growth of the domestic industry.

PROFINA predicts the operation of 144 power plants, totalizing 3,299.40 MW of installed capacity. The program power plants will be responsible for generating approximately 12,000GWh/year, equivalent to 3.2% of the total annual consumption in the country. The contracted 3,299.40 MW are divided in 1,191.24 MV from 63 Small Hydroelectric Power Plants (PCH’s), 1,422.92 MW from 54 wind power plants and 685.24 MW from 27 biomass based power plants. In 2006, the Company agreed to purchase electricity produced by PROINFA for a period of 20 years and transfer such electricity to the transmission and distribution concession holders, who, in turn, transfer the electricity to free consumers and self-producers, excluding lower income consumers, proportionate to their consumption. Each of the transmission and distribution concession holders pays the Company the total annual cost of electricity supplied to its captive consumers, free consumers, and self-producers connected to their facilities, in twelve monthly payments, each in advance for the month during which the electricity should be consumed.

4. Sale of Power

Companies	2015	2016	2017	2018	2019	After 2019

Chesf	567,430	200,030	199,490	—	—	—
Eletronorte	3,437,867	2,436,281	1,323,984	2,095,828	2,095,828	2,095,828
Eletronuclear	4,205,216	4,205,216	4,205,216	4,205,216	2,102,608	—
Furnas	1,588,551	1,595,284	1,266,295	1,266,295	1,266,295	1,266,295

Total	9,799,064	8,436,811	6,994,985	7,567,339	5,464,731	3,362,123

Contracts entered into by the above-listed companies and other companies of the electricity sector for the supply/sale of electricity. In case the Company does not have sufficient quantities of electricity for a given period, it can resort to the purchase of electricity from the Electricity Trading Chamber (CCEE) to honor the electricity supply agreement. However, in such case, the company is susceptible to period value of the Difference Liquidation Price (PLD), which may be higher than the amounts set forth in the contracts above, subjecting the Company to financial losses in such operations.

5. Social and environmental commitments

Companies	2015	2016	After 2016

Eletronorte	56,638	56,638	56,638
Eletronuclear	71,505	84,283	155,789

Total	128,143	140,921	212,427

A) Angra III

Commitments have been made to the municipalities of Angra dos Reis, Rio Claro and Paraty, in which Eletronuclear undertakes to conclude specific agreements related to environmental issues at UTN Angra III, with the aim of implementing programs and projects in line with the conditions set by IBAMA.

B) CGTEE – Presidente Médici Thermoelectric Power Plant

On April 13, 2011, the Conduct Adjustment Agreement (Termo de Ajustamento de Conduta, TAC) was signed by CGTEE, IBAMA, Eletrobras, Ministry of Mines and Energy, Ministry of Environment and the federal government, through the Federal Attorney’s Office, for the environmental regulation of Phases A and B of the Presidente Médici Power Plant, located in Candiota - RS. The TAC sets forth several obligations for the CGTEE up to August 31, 2014 including an estimated investment by the company in the amount of R$ 241,835. After termination of the TAC, IBAMA is expected to renew the operational permit for the Presidente Médici Thermoelectric Power Plant.

CGTEE has assumed several commitments, such as: an international open bidding process for the implementation of the [SO2 and Particulate Matter Abatement System] in Phase B, the restoration of 1,000 acres of riparian forests and/or degraded areas, located in the watershed areas of the Jaguarão and Arroio Candiota rivers, as well as re-vegetation of the permanent preservation area in the Barragem’s storage basin.

C) Plan for Regional Integration – Tucuri

Due to legal requirements related to the expansion works at the Hydroelectric Tucuruí site and the elevation of its reservoir quota from 72 to 74 meters, it was necessary to carry out the process of licensing the venture with the State Department of Environment (Sema), Pará State, as a condition for release of the Installation License (LI), under which Eletronorte implemented various programs of mitigation and environmental compensation.

D) Environmental Permits

The socio-environmental actions to provide for contingencies of environmental risks in business units of Eletrosul, ensure emissions Environmental Permits and authorization for cutting vegetation can be achieved with the support of the Public Ministry that oversees the building of these investments.

6. Acquisition of Fixed and Intangible Assets

Companies	2015	2016	2017	2018	2019	After 2019

Eletronorte	13,633	299	135	25	10	10
Eletronuclear	1,990,837	2,483,842	1,704,245	1,704,245	1,704,245	1,704,245

Total	2,004,470	2,484,141	1,704,380	1,704,270	1,704,255	1,704,255

Signed contracts with several suppliers for the purchase of equipment to replace the fixed assets, mainly from plants Angra I and Angra II Angra III, are required for operational maintenance of these assets.

7. Public Asset Use

Companies	2015	2016	2017	2018	2019	After 2019

Eletronorte	2,626	2,642	2,427	2,230	22,595	22,595

Total	2,626	2,642	2,427	2,230	22,595	22,595

8. Fuel Suppliers

Companies	2015	2016	2017	2018	2019	After 2019

Eletronorte	49,067	—	—	—	—	—
Eletronuclear	279,166	233,203	6,232,631	6,232,631	6,232,631	6,232,631

Total	328,233	233,203	6,232,631	6,232,631	6,232,631	6,232,631

NOTE 37 – SHAREHOLDERS’ EQUITY

I – Capital Stock

The Company’s capital stock on December 31, 2013 is of R$ 31,305,331 (December 31, 2012 - R$ 31,305,331) and its shares have no par value. Preference shares do not have the right to vote and cannot be converted into common shares, however, they have priority in the reimbursement of capital and distribution of dividends at the annual rates of 8% for class “A” shares (subscribed until June 23, 1969) and 6% for class “B” shares (subscribed as of June 24, 1969), calculated over the capital corresponding to each share class.

The capital stock is represented by 1,352,634.100 book-entry shares and is distributed, by main shareholders and by classes of share, on December 31, 2013, as set forth in the table below:

	COMMON		PREFERRED			TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	A Serie	B Serie	%	QUANTITY	%

União	591,968,382	54.46	—	2,252	—	591,970,634	43.76
BNDESPAR	141,757,951	13.04	—	18,691,102	7.04	160,449,053	11.86
BNDES	74,545,264	6.86	—	18,262,671	6.88	92,807,935	6.86
FND	45,621,589	4.20	—	—	—	45,621,589	3.37
FGHAB	1,000,000	0.09	—	—	—	1,000,000	0.07
FGI	—	—	—	8,750,000	3.30	8,750,000	0.65
Others	232,157,111	21.36	146,920	219,730,858	82.60	452,034,889	33.42

	1,087,050,297	100.00	146,920	265,436,883	99.82	1,352,634,100	100.00

From the total of 443,333,198 shares (after deducting the 127 common shares held by Company Directors and Members of the Board of Eletrobras) held by non-controlling shareholders, 258,067,370 shares, that is, 58,21% are owned by non-resident investors, of which 152,914,851 are common shares, 28 are Class A Preferred shares and 105,152,491 are Class B preferred shares.

Out of total participation of shareholders resident abroad, 65,800,425 are common shares and 21,072,812 are Class B preferred shares, held under custody in the American Depository Receipts Program – ADRs.

II – Capital Reserves

	12/31/2013	12/31/2012
Compensation insufficient remuneration - CRC	18,961,102	18,961,102
Premium on issue of shares	3,384,310	3,384,310
Special - Decree-Law 54.936/1964	387,419	387,419
Restatement of the opening balance 1978	309,655	309,655
Restatement of the Compulsory Loan - 1987	2,708,432	2,708,432
Donations and grants - Finor FINAM and other	297,424	297,424

	26,048,342	26,048,342

III – Revenue Reserves

The Company’s Bylaws provide for the allocation of 50% of net income for the year to create an Investment Reserve and 1% for the Studies and Projects Reserve, limited to 75% and 2% of the capital stock.

	12/31/2013	12/31/2012
Legal (art. 193 - Lei 6.404/1976)	2,233,017	2,233,017
Bylaws (art. 194 – Lei 6.404/1976)	2,101,548	9,128,208

	4,334,565	11,361,225

IV – Interest on Equity

On April 30, 2013, through the 53rd Ordinary General Assembly, the payment of interest on capital (IOC) for 2012 to shareholders registered on the database on April 30, 2013 was approved. JCP were paid in the amount of R$ 916,171 in the year.

Below are the values given to each share, updated pursuant to the Selic rate, according to Bylaws and current legislation:

Shares: Type/Class	Gross Amount on 12/31/2013	Gross Amount on 12/31/2012
Common	0,399210837	0,421402082
Preferred A	2,178,256,561	2,299341032
Preferred B	1,63369244	1,724,505,778

These values are affected by 15% withholding tax, except for those exempt shareholders under applicable law, and the rate of 20% on the portion of remuneration equivalent to the updated Selic rate.

NOTE 38 – EARNINGS (LOSS) PER SHARE

(a) Basic

The basic earnings per share are calculated by dividing the net income attributable to the Company Shareholders, by the weighted average quantity of common shares issued during the fiscal year, excluding common shares acquired by the Company and held as treasury shares.

12/31/2013
Numerator	Common	Preferred A	Preferred B	Total
Net profit / loss attributable to each class of shares	(5,052,303)	(683)	(1,233,677)	(6,286,663)

	(5,052,303)	(683)	(1,233,677)	(6,286,663)

Denominator	Ordinárias	Preferencial A	Preferencial B	Total
Weighted average number of shares in thousands	1,087,050	147	265,437	1,352,634
% Of shares in relation to the total	80.37%	0.01%	19.62%	100.00%

Basic earnings per share (R$)	(4.65)	(4.65)	(4.65)

12/31/2012
Numerator	Common	Preferred A	Preferred B	Total
Net profit / loss attributable to each class of shares	(5,528,270)	(748)	(1,349,899)	(6,878,916)

	(5,528,270)	(748)	(1,349,899)	(6,878,916)

Denominator	Common	Preferred A	Preferred B	Total
Weighted average number of shares	1,087,050	147	265,437	1,352,634
% Of shares in relation to the total	80%	0.01%	20%	100%

Basic earnings per share (R$)	(5.09)	(5.09)	(5.09)

12/31/2011
Numerator	Common	Preferred A	Preferred B	Total
Net profit / loss attributable to each class of shares	2,831,333	383	691,358	3,523,074

	2,831,333	383	691,358	3,523,074

Denominator	Common	Preferred A	Preferred B	Total
Weighted average number of shares	1,087,050	147	265,437	1,352,634
% Of shares in relation to the total	80.37%	0.01%	19.62%	100%

Basic earnings per share (R$)	2.60	2.60	2.60

NOTE 39 – NET OPERATING REVENUE

	12/31/2013	12/31/2012	12/31/2011 *
OPERATING REVENUE

Generation

Supply (sale) of Electricity	8,066,674	13,080,819	15,976,884
Supply of Electricity	3,774,404	3,659,984	2,449,928
Short-Term Electricity	2,395,732	1,640,241	—
Revenue Operations and Maintenance Line Renewed	2,198,235	—	—
Construction Revenue Lines Renewed	736,854	—	—
Financial Effect of Itaipu	67,961	502,067	836,488

	17,239,860	18,883,111	19,263,300

Transmission

Revenue Operations and Maintenance Line Renewed	2,037,399	—	—
Revenue Operations and Maintenance	118,382	2,544,791	1,978,618
Construction Revenue	1,797,324	1,960,474	3,603,492
Financial - Return on Investment	552,106	2,852,332	2,774,166

	4,505,211	7,357,597	8,356,276

Distribution

Supply of Electricity	4,419,444	5,099,414	4,712,716
Construction Revenue	1,013,684	1,345,519	729,064

	5,433,128	6,444,933	5,441,780

Other revenue	1,008,200	962,425	1,187,136

	28,186,399	33,648,066	34,248,492

(–) Deductions from Operating Revenue

(–) ICMS	(1,231,306)	(1,368,957)	(1,086,209)
(–) PASEP and COFINS	(2,238,363)	(2,516,696)	(1,901,838)
(–) Sector charges	(870,490)	(1,723,889)	(1,712,669)
(–) Other deductions (including ISS)	(10,596)	(24,228)	(15,031)

	(4,350,755)	(5,633,770)	(4,715,747)

Net operating revenue	23,835,644	28,014,296	29,532,744

*	We have not restated data for 2011 to reflect the application of IFRS 11.

The decrease in revenue was substantially affected by Law 12,783/2013, and financial asset Itaipu was affected by the exchange rate for the year.

NOTE 40 – EQUITY RESULTS

	12/31/2013	12/31/2012	12/31/2011 *

Investments in associates
Interest on capital	98,236	—	—
Equity	(104,393)	415,168	290,693

	(6,157)	415,168	290,693

Other investments
Interest on capital	14,282	23,520	19,243
Dividends	101,275	112,018	139,728
Remuneration of investments in partnerships	20,707	17,684	(3,516)
Capital income - Itaipu	47,661	43,812	36,637

	183,925	197,034	192,092

	177,768	612,202	482,785

*	We have not restated data for 2011 to reflect the application of IFRS 11.

NOTE 41 – PERSONNEL, SUPPLIES AND SERVICES

	12/31/2013	12/31/2012	12/31/2011 *
Personnel	6,650,154	5,112,213	5,233,826
Supply	295,442	302,186	303,347
Services	2,298,990	2,256,424	2,133,543

	9,244,586	7,670,823	7,670,716

*	We have not restated data for 2011 to reflect the application of IFRS 11.

NOTE 42 – ENERGY PURCHASED FOR RESALE AND USE OF ELECTRIC NETWORK

	12/31/2013	12/31/2012	12/31/2011 *

Charges for Use of Network	1,560,883	1,586,809	1,420,934

Electricity purchased for resale
Supply	2,142,924	2,011,954	1,281,766
Marketing at CCEE	555,752	532,017	128,979
Proinfa	2,783,694	2,292,995	1,955,328
Other	32,836	26,323	20,217

	5,515,206	4,863,289

	7,076,089	6,450,098	4,807,223

*	We have not restated data for 2011 to reflect the application of IFRS 11.

NOTE 43 – OPERATING PROVISIONS

	12/31/2013	12/31/2012	12/31/2011 *
Guarantees	83,681	28,885	70,596
Contingencies	1,399,321	579,851	691,042
PCLD - Consumers and Retailers	(792,871)	919,359	511,356
PCLD - Financing and Loans	106,232	(137,495)	297,131
Costly Contracts	(1,924,657)	1,636,137	96,204
Loss in Investments	142,622	187,741	9,183
Impairment	1,338,903	1,058,940	434,538
Adjusted to market value	408	(144,661)	5,956
Provision for Loss of Financial Assets	791,868	—	—
BRR Impairment	1,122,970	—	—
Others	989,728	842,465	732,743

Total	3,258,205	4,971,221	2,848,749

*	We have not restated data for 2011 to reflect the application of IFRS 11.

The variation recorded under Onerous Contracts refers to the increase in the value of the PLD historical average and the discount rate used in 2013 (see note 38).

NOTE 44 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

1 – Capital Risk Management

The Company’s objectives in the management of its capital are to safeguard its capability to continually offer returns to the shareholders and benefits to other stakeholders, in addition to pursuing an ideal capital structure to decrease costs. Acquisitions and sales of financial assets are recognized on the date of trade.

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

	12/31/2013	12/31/2012
Total Loans	32,476,287	26,630,150
(–) Cash and Cash Equivalents	3,597,583	2,501,515

net debt	28,878,704	24,128,635
(+) Total Equity	60,688,908	67,280,593

Total Capital	89,567,612	91,409,228

Financial Leverage Index	32%	26%

2 – Classification of Financial Instruments by Category

The Company’s financial instruments are classified in categories of financial assets and liabilities, which also include derivative instruments, as follows:

FINANCIAL ASSETS (Current / Noncurrent)	12/31/2013	12/31/2012

Loans and Receivables	57,772,632	61,375,560

Customers	4,898,103	5,339,380
Loans and financing	15,174,341	15,544,793
Rights of Refund	12,579,656	8,203,189
Financial Assets - Concessions generation / transmission	19,624,353	17,850,927
Indemnities - Law 12.783/2013	5,496,179	14,437,271

Held-to-Maturity	190,730	251,211

Securities	190,730	251,211

Measured at fair value through profit	9,911,496	9,475,829

Cash and cash equivalents	3,597,583	2,501,515
Securities	6,097,758	6,501,950
Derivatives	216,155	472,364

Available for sale	6,689,554	6,035,733

Investments (Shareholdings)	1,441,867	1,439,786
Financial Assets - Concessions distribution	5,247,686	4,595,947

FINANCIAL LIABILITIES (Current / Noncurrent)

Measured at amortized cost	54,059,643	43,008,384

Providers	8,531,871	6,423,074
Loans and financing	32,476,287	26,630,150
Debentures	218,682	69,320
Reimbursement Obligations	10,695,108	7,789,757
Leasing	2,073,224	2,023,033
Concessions Payable UBP	64,471	73,050

Measured at fair value through profit	420,801	476,283

Derivatives	420,801	476,283

Measured at fair value through profit	36,848	—

Derivative Financial Instruments - Flow Hedge	36,848	—

2.1 – Financial Assets

a)	Cash and cash equivalents: held for short-term transactions and measured at fair value, being directly reflected in the income statement.

b)	Marketable Securities – Short and Long Term – usually held for trading and designated in the initial recognition at fair value, being directly reflected in the income statement.

c)	Consumers and Resellers: recorded by their face value, similar to fair value and probable realization value. Renegotiated credits are recorded assuming the intention of maintaining them until maturity, by its probable realization value, similar to fair value.

d)	Granted financings and loans: financial assets with fixed or determinable income, their value being measure at the amortized cost, based on the utilization of the effective interest rate method.

Granted financings are restricted to electricity public utility concession holders and, therefore, the market rate (or opportunity cost of the Company’s capital) is defined by taking into consideration the risk premium compatible with the activities of this sector. If it is not possible to seek alternatives other than the electricity sector itself, the current value of these loans is assessed in accordance with their book value.

By the end of this fiscal year, the consolidated portfolio of granted loans and financings totalized R$ 15,174,342 (R$ 15,554,795 on December 31, 2012), as set forth below:

	12/31/2013			12/31/2012
Currency	Equivalent USD	%	R$	Equivalent USD	%	R$
USD	5,074,535	78.34%	11,887,606	5,697,399	74.90%	11,642,635
BRL	1,403,029	21.66%	3,286,736	1,909,548	25.10%	3,902,160

	6,477,564	100.00%	15,174,342	7,606,947	100.00%	15,544,795

e)	Concession financial assets: financial assets that represent the unconditional right to receive a certain amount at the end of the concession term. They are classified as loans and receivables in the case of assets related to generation and transmission, and as available for sale in the case of distribution.

f)	Derivatives: are measured at the fair value and reflected in the income statement when not designated as Hedges or in the Net Assets when classified as hedge of cash flow, according to the IAS 39.

2.2 – Financial Liabilities – classified in the following categories:

a)	Suppliers: measured at known or calculable value, with added corresponding charges, monetary corrections and/or exchange rate variation incurred until the date of the balance sheet, when applicable, and their accounting value is approximately the same as the fair value.

Loans and financings: measured at amortized cost, using the effective interest rate method. In this category of financial liability we show loans and financings obtained from financial institutions, particularly abroad, and to fund b – Periodical Tariff Reviews.

b)	Values of loans and financing obtained are similar to their book values.

Obtained financings are comprised of financings contracted from multilateral international agencies (BID, BIRD, CAF), and it is not possible to discount them at a rate different from that established in the debt agreement. All remaining loans are captured at market rates, making their accounting value approximately the same as their current value.

The Company ended the 2013 fiscal year with liability contracts, among loans, financings and bonus, which totalized R$ 32,476,287 (R$ 26,630,1500 on December 31, 2012), as set forth in the table below:

	12/31/2013			12/31/2012
Moeda	Equivalent USD	%	R$	Equivalent USD	%	R$

US$	4,553,765	32.85%	10,667,649	4,701,104	36.07%	9,606,706
REAL	9,133,388	65.88%	21,395,874	8,172,205	62.71%	16,699,901
YEN	94,598	0.68%	221,606	140,792	1.08%	287,709
EURO	81,601	0.59%	191,158	17,536	0.13%	35,834

	13,863,351	100.00%	32,476,287	13,031,637	100.00%	26,630,150

c)	Compulsory Loan: extinguished by Law number 7,181 from December 20, 1993, its deadline for collection was December 31, 1993. Currently, the Company manages the residual amount of the collected Compulsory Loan, restating it based on the IPCA-E and remunerating it at a rate of 6% per year, with a defined deadline for redemption.

d)	Remaining financial liabilities: are measured by the amortized cost, using the effective interest rate method, and its fair value is similar to the accounting value.

3 – Financial Risk Management:

In its operation, the Company is impacted by events and risks that may compromise its strategic objectives. The main objective of risk management is to anticipate and minimize the adverse effects of such events in the financial results of the Company.

For the management of financial risks, the Company established operational and financial policies and strategies, approved by internal committees and by the Management, with the purpose of granting liquidity, security and profitability to its assets, as well as maintaining the levels of indebtedness and the profile of the debt required for the economical-financial flow.

The main identified financial liabilities in the process of risk management are:

3.1 – Foreign Exchange Rate Risk

This risk derives from the possibility of the Company having its financial statements affected by fluctuations in the foreign exchange rate. The Company is subject to financial risks that cause volatility in its results, as well as its cash flow. The Company is significantly subject to exposure between assets and liabilities indexed by the foreign currency, particularly the American dollar. Such exposure is especially true for the financing contracts with Itaipu Binacional. In addition, there is the exposure to the Libor interest rate, related to external capture contracts.

In this context, the Company’s Financial Hedge Policy was approved. The objective of such policy is to monitor and mitigate the exposure to market variables that affect assets and liabilities of the Parent Company and its subsidiaries, thus reducing the effect of undesired fluctuation of these variables in the Consolidated Financial Statements.

In this manner, the above-mentioned policy has the objective of assisting Company results to faithfully reflect its real operational performance and the cash flow to present less volatility.

Along with this policy, the creation of a Financial Hedge Committee within the Financial Management, was approved. The main function of such committee is to define which hedge strategies and instruments should be presented to the Company’s Board of Executive Officers.

Taking into consideration the different forms to perform the hedge of discrepancies presented by the Company, the approved policy employs a priority scale. The first priority is a structural solution and, only in remaining cases, operations with derivative financial instruments are adopted.

The operations with financial derivatives, whenever performed, will follow the Company’s hedge policy and cannot involve financial leverage or the granting of credits to third parties.

3.2 Interest rate risk

This risk is associated with the ability of the Company to account for losses due to fluctuations in market interest rates, impacting the financial statements by higher financial expenses relating to external funding contracts referenced to Libor. The Company monitors its exposure to Libor and contracts derivative transactions to minimize this exposure, as mentioned above.

3.2.1 Contracts Interest rate swap

According to the contracts Interest rate swap, the Company agrees to exchange the difference between the values of fixed interest rates and fixed and floating calculated from the agreed notional amount. Such contracts enable the Company to mitigate the risk of changes in interest rates on the fair value of fixed interest rate debt and the cash flow exposures of variable interest rate debt. The fair value of interest rate swaps at year end is determined by discounting future cash flows using the curves at year end and the credit risk inherent to this type of contract, and is shown below. The average interest rate is based on payables outstanding at year-end.

The following table shows the principal amount and the remaining terms of interest rate swap contracts outstanding at the end of the reporting period:

				Fair Values
Transaction	Contract amounts (notional)	Rates used	Maturity	12/31/2013	12/31/2012
01/2011	20,192	2.4400%	25/11/2015	(660)	(1,139)
02/2011	20,192	2.4900%	25/11/2015	(677)	(1,169)
03/2011	50,000	3.2780%	10/08/2020	(6,137)	(8,929)
04/2011	100,000	3.3240%	10/08/2020	(12,586)	(18,694)
05/2011	50,000	2.1490%	10/08/2015	(1,424)	(2,357)
06/2011	100,000	2.2725%	10/08/2015	(3,053)	(5,088)
07/2011	100,000	2.1790%	10/08/2015	(2,897)	(4,836)
08/2011	100,000	2.1500%	10/08/2015	(2,849)	(4,683)
09/2012	25,000	1.6795%	27/11/2020	(47)	(1,459)
10/2012	25,000	1.6295%	27/11/2020	62	(1,360)
11/2012	75,000	1.6285%	27/11/2020	191	(4,074)
12/2012	75,000	1.2195%	29/11/2017	(1,365)	(2,607)
13/2012	75,000	1.2090%	29/11/2017	(1,320)	(3,009)
14/2012	50,000	1.2245%	29/11/2017	(924)	(2,060)
15/2012	50,000	1.1670%	29/11/2017	(1,109)	(1,920)
16/2012	50,000	1.1910%	29/11/2017	(829)	(2,003)
17/2012	50,000	1.2105%	29/11/2017	(884)	(2,070)
18/2012	25,000	1.1380%	29/11/2017	(340)	(695)

TOTAL	1,040,384			(36,848)	(68,152)

Transactions classified as cash flow hedges for the year generated a negative comprehensive income of R$ 8,046. On December 31, 2012 there were no transactions in this category.

Since the swaps to hedge accounting within the 3 month period ended December 31, 2013, the Company received financial income of R$ 6,152 related to swaps. In the same period, the Company recorded financial expenses of R$ 63,000 relating to the ineffective portion of swaps.

The Company’s exposure to interest rates on financial assets and financial liabilities are detailed in the sensitivity analysis of this Note item.

3.3 – Risk of commodities

a) Eletronorte

The subsidiary Eletronorte entered, in 2004, long-term contracts for the supply of electric power to three of its key customers. These long-term contracts are linked to the international price of aluminum quoted on the London Metal Exchange (LME), as an underlying asset for the purposes of defining the values of monthly contracts.

Details of the contracts are as follows:

Contract dates
Client	Start	Maturity	Average megawatts volume
Albrás	07/01/2014	12/31/2024	750 MW - until 12/31/2006 and 800 MW - after 01/01/2007
Alcoa	07/01/2014	12/31/2024	304,92 MW to 328 MW
BHP	07/01/2014	12/31/2024	353,08 MW to 492 MW

These contracts include the cap and floor band concept, related to the price of aluminum quoted on the LME. The maximum and minimum price limits of the LME is set at US$ 2,773.21/ton and US$ 1,450.00/ton, respectively.

The calculation of these contracts includes the concept of cap and floor band, related to the price of aluminum quoted on the LME. The maximum and minimum price of LME is limited to US$ 2,773.21/ton and US$ 1,450, respectively.

To assign the fair value of the hybrid contract is necessary to identify the key components that quantify the amount billed monthly. The main variables of the contract is the amount of electricity sold (MWh), assigned to the LME price and the value of the billed exchange period.

It is possible to assign the fair value of these contracts using the commodity price of aluminum on the LME. The value of aluminum on the LME closed December 2013 priced at US$ 1,784.3/ton, representing a decrease of 14.95% compared to the figure recorded in December 2012, when the price of the commodity reached US$ 2,098.00/ton.

Moreover, the termination of the contract with Alcoa subsidiary Eletronorte in late March 2013, contributed to the decrease in the expected value. Following the conclusion of the 4th addendum, the contract is now billed at a fixed price, without further embedded derivatives for Alcoa.

On the other hand, in the same period of analysis, there was a devaluation of the Real against the U.S. dollar, with the quotation from R$ 2.04 to R$ 2.34, or a 14.64 % variation. This variation, although positive for the price premium, was not sufficient to increase the expected fair value of the derivatives.

The loss on derivative transactions in 2013 is US$ 178,994 (2012 - gain of R$ 133,804).

3.4 – Credit risk

This risk derives from the possibility that the Company and its subsidiaries may incur losses resulting from difficulties to collect their receivables from customers, as well as from defaults by financial institutions acting as counterparties in operations.

The Company, through its subsidiaries, operates in the markets of electricity generation and transmission, supported by agreements signed in regulated framework. The Company seeks to minimize its credit risks by means of sureties mechanisms involving receivables from their customers and, when applicable, bank guarantees. In the distribution segment, the Company, through its subsidiaries, monitors default levels through analysis of its customers. Additionally, there are negotiations to enable the Company to receive past due credits.

Available cash is held in an exclusive extra-market fund, pursuant to specific regulation by the Central Bank of Brazil. The fund is fully backed by public bonds indexed by Selic, with no exposure to counterparty risk.

In its occasional dealings with financial institutions, the Company has a policy of solely dealing with institutions evaluated as low-risk by rating agencies, which are also in compliance with equity requirements previously defined and formalized. Additionally, credit limits are defined and periodically reviewed.

Derivative transactions carried out in the OTC market contain counterparty risk that, given the problems presented by financial institutions in 2008 and 2009, are relevant. In order to mitigate this risk, the Company established a standard of accreditation of financial institutions with which the Company was considering entering into derivative transactions. This standard sets criteria regarding size, rating and expertise in the derivatives market. Currently, the Company semiannually selects the top 20 financial institutions based on the criteria mentioned. In addition, the company has developed control methodology of exposure to accredited institutions that defines limits to the volume of operations to be performed with each of them.

The Company monitors the credit risk of its swap operations, under IFRS 13, but does not account for this risk of default (non-performance) in the balance of fair value of each derivative because, based on net exposure credit risk, the Company accounts for its portfolio of swaps as an orderly transaction between the parties at the valuation date. The Company considers the risk of default only in respect of the analysis and retrospective testing of each relationship designated for Hedge Accounting.

3.5 – Liquidity risk

The Company’s liquidity needs are responsibility of the areas of treasury and funding, which operate together, permanently monitoring the short, medium and long-term cash flows, forecasted and realized, seeking to prevent possible discrepancies and consequent financial losses and ensuring the liquidity requirements for operational needs.

The due dates of derivative financial instruments are disclosed in item 3.2.1 of this explanatory note. The table below analyses non-derivative financial liabilities of the Eletrobras System by maturity, corresponding to the remaining period in the balance sheet until the contractual maturity date. The amounts disclosed in the table are the non-discounted contracted cash flows. The tables include cash flow of the principal and interest to incur. As interest cash flows are post-fixed, the non-discounted value was obtained based on the interest curve at the end of the fiscal year. The contractual maturity date is based on the most recent date on which the Eletrobras System must liquidate the respective liabilities.

	12/31/2013
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total

FINANCIAL LIABILITIES (Current/Non Curent)

Measured at amortized cost	18,285,710	4,868,442	2,646,712	28,258,779	54,059,643

Suppliers	7,740,578	791,293	—	—	8,531,871
Loans and Financing	1,969,765	1,368,261	2,051,702	27,086,559	32,476,287
Debentures	12,804	24,769	41,217	139,892	218,682
Reimbursement Obligations	8,377,400	2,317,708	—	—	10,695,108
Leasing	181,596	363,192	544,789	983,647	2,073,224
Concessions Payable UBP	3,567	3,219	9,004	48,681	64,471

Measured at fair value through profit	225,423	206,938	6,771	18,517	457,649

Derivatives	225,423	206,938	6,771	18,517	457,649

	12/31/2012
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total

FINANCIAL LIABILITIES (Current/Non Curent)

Measured at amortized cost	13,915,155	4,046,705	6,475,826	18,570,698	43,008,384

Suppliers	6,423,074	—	—	—	6,423,074
Loans and Financing	1,337,279	1,912,889	5,923,679	17,456,303	26,630,150
Debentures	1,305	5,229	15,456	47,330	69,320
Reimbursement Obligations	5,988,698	1,801,059	—	—	7,789,757
Leasing	162,929	325,858	488,786	1,045,460	2,023,033
Concessions Payable UBP	1,870	1,670	47,905	21,605	73,050

Measured at fair value through profit	185,031	267,984	6,230	17,038	476,283

Derivatives	185,031	267,984	6,230	17,038	476,283

4 – Sensitivity Analysis of Financial Instruments

In the following charts, scenarios for indexes and rates were considered with their respective impacts on the Company’s results. For the sensitivity analysis, forecasts and/or estimates used as a likely scenario for the end of 2013 are fundamentally based on macroeconomic estimates from the Focus Report, disclosed by the Central Bank and Economic Outlook 86, published by the OECD.

4.1 – Granted Loans

The sensitivity analysis of the loan and financing contracts granted was carried out from four different perspectives: two scenarios with the increase of indexing currencies of the outstanding balance, and two scenarios with the decrease of such indexing currencies. The analysis was limited to granted contracts that show exposure to the foreign exchange rate and prices index.

4.1.1 – Index Depreciation – Granted Loans (in cents and percentages)

Contracts Granted - Var. Negative - Q4 2013				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar	5,074,535	5,074,535	11,887,605	2.300	1.725	1.150	8,753,572	5,835,715
IGP-M	3,286,736	1,403,029	3,286,736	3.49%	2.61%	1.74%	85,917	57,278

TOTAL		6,477,564	15,174,341				8,839,490	5,892,993

Contracts Granted - Var. Negative - Q4 2012				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar	4,969,963	5,220,913	11,642,635	2.080	1.560	1.040	8,144,624	5,429,749
IGP-M	3,902,158	1,749,847	3,902,158	5.31%	3.98%	2.66%	69,688	46,458

TOTAL		6,970,759	15,544,793				8,214,311	5,476,207

4.1.2 – Index Appreciation – Granted Loans (in cents and percentages)

Contracts Granted - Var. Positive - Q4 2013				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar	5,074,535	5,074,535	11,887,605	2.300	2.875	3.450	14,589,287	17,507,145
IGP-M	3,286,736	1,403,029	3,286,736	3.49%	4.36%	5.23%	143,195	171,834

TOTAL		6,477,564	15,174,341				14,732,483	17,678,979

Contracts Granted - Var. Positive - Q4 2012				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar	4,969,963	5,220,913	11,642,635	2.080	2.600	3.120	13,574,373	16,289,247
IGP-M	3,902,158	1,749,847	3,902,158	5.31%	6.64%	8.30%	116,146	145,183

TOTAL		6,970,759	15,544,793				13,690,519	16,434,430

4.2 – Obtained Loans

The sensitivity analysis of the loan and financing contracts obtained was carried out from four different perspectives: two scenarios with the increase of indexing currencies of the outstanding balance, and two scenarios with the decrease of such indexing currencies. The analysis were limited to contracts obtained that show exposure to the foreign exchange rate and prices index.

4.2.1 – Index Depreciation – Obtained Loans (in cents and percentages)

Contracts obtained - Var. Negative - Q4 2013				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar	4,553,765	4,553,765	10,667,649	2.300	1.725	1.150	2,812,405	5,430,820
IGP-M	21,395,874	9,133,388	21,395,874	3.49%	2.61%	1.74%	(559,301)	(372,867)
EURO	59,246	81,601	191,158	3.030	2.273	1.515	56,507	101,391
IENE	9,924,138	94,598	221,606	0.024	0.018	0.012	43,282	102,723

TOTAL		13,863,350	32,476,287				2,352,893	5,262,066

Contracts obtained - Var. Negative - Q4 2012				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar	4,100,873	4,307,940	9,606,706	2.080	1.560	1.040	3,209,344	5,341,798
IGP-M	16,699,901	7,488,745	16,699,901	5.31%	3.98%	2.66%	(665,074)	(443,382)
EURO	11,106	16,069	35,834	2.643	1.982	1.321	13,819	21,158
IENE	12,884,416	129,017	287,709	0.026	0.020	0.013	34,564	118,946

TOTAL		11,941,771	26,630,150				2,592,654	5,038,519

4.2.2 – Index Appreciation – Obtained Loans (in cents and percentages)

Contracts Granted - Var. Positive - Q4 2013				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Provável 2013	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar	4,553,765	4,553,765	10,667,649	2.300	2.875	3.450	(2,424,424)	(5,042,839)
IGP-M	21,395,874	9,133,388	21,395,874	3.49%	4.36%	5.23%	(932,168)	(1,118,602)
EURO	59,246	81,601	191,158	3.030	3.788	4.545	(33,260)	(78,143)
IENE	9,924,138	94,598	221,606	0.024	0.030	0.036	(75,601)	(135,043)

TOTAL		13,863,351	32,476,287				(3,465,453)	(6,374,627)

Contracts Granted - Var. Positive - Q4 2012				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar	4,100,873	4,307,940	9,606,706	2.080	2.600	3.120	(1,055,565)	(3,188,019)
IGP-M	16,699,901	7,488,745	16,699,901	5.31%	6.64%	7.97%	(1,108,456)	(1,330,147)
EURO	11,106	16,069	35,834	2.643	3.304	3.964	(857)	(8,195)
IENE	12,884,416	129,017	287,709	0.026	0.033	0.039	(134,199)	(218,580)

TOTAL		11,941,771	26,630,150				(2,299,077)	(4,744,942)

4.3 – Itaipu Binacional Financial Asset

Sensitivity analysis of the regulatory assets deriving from the trading of electricity by Itaipu Binacional were carried out. The analysis was limited to the variation in the real – dollar exchange rate, including two scenarios in which there is currency appreciation of 25% and 50% and two scenarios in which there is currency depreciation of 25% and 50%.

4.3.1 – Depreciation of Indexes of Itaipu Binacional Financial Asset:

Itaipu Financial Asset - Var. Negative - Q4 2013				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar	1,459,432	1,459,432	3,418,865	2.300	1.725	1.150	901,345	1,740,519

Itaipu Financial Asset - Var. Negative - Q4 2012				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)
Dollar	865,878	909,599	2,028,406	2.080	1.560	1.040	677,636	1,127,893

4.3.2 – Appreciation of Indexes of Itaipu Binacional Financial Asset:

Itaipu Financial Asset - Var. Positive - Q4 2013				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar	1,459,432	1,459,432	3,418,865	2.300	2.875	3.450	(777,002)	(1,616,175)

Itaipu Financial Asset - Var. Positive - Q4 2012				Index			Balance R$ thousand
Currency (Risk)	Balance in Foreign Currency	Balance US$ thousand	Balance R$ thousand	Probable 2013	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)
Dollar	865,878	909,599	2,028,406	2.080	2.600	3.120	(222,877)	(673,133)

4.4 – Embedded derivatives indexed by the price of Aluminum

Sensitivity analysis was conducted for contracts of electricity supply for high-use consumers Albras and Alumar, subdivided into Alcoa and BHP, due to contractual clause referring to the variation in the price of aluminum in the international market (see item 3.3 – Commodity Risks in the explanatory note above).

Therefore, a variation of the price of aluminum was considered for these hybrid agreements, as seen in the table below. The volatility components of aluminum are essentially: the price of primary aluminum at LME, foreign exchange rate and CDI. Below, it is possible to see the impact of each scenario on the company’s results.

Balance on 12/31/2013	Scenario I (-25%) Prices and Rates	Scenario II (-50%) Prices and Rates	Scenario III (+25%) Prices and Rates	Scenario IV (+50%) Prices and Rates
216,155	—	—	587,693	1,067,039

For scenario II (50% decrease) the expected price of aluminum per ton offered by the LME is below the minimum price range for the contractual premium (US$ 1,450.00), therefore, the value is zero, impacting the value at embedded derivative market.

As for the variation obtained in scenarios III and IV (25% and 50% increases), the large variation shown reflects the effect of the increases on the values of foreign exchange, aluminum price and CDI.

The sensitivity analyses were expanded pursuant to CVM Rule No. 475/2008, with the objective of measuring the impact of the changes in the market variables on each of the Company’s financial instruments. The projections are based on the assessment of macroeconomic scenarios, meaning that the transactions will not have the values presented in the considered analysis term.

4.5 Interest Swap linked to Libor

The Company considers that the most relevant factor in the Libor swap risk is the variance of the future yield curve. The Company used the market information from December 31, 2013 and varied the future Libor curve as described in the table below:

	Libor increase		Libor decrease
Fair value balance 12/31/2013	Scenario I (+25%)	Scenario II (+50%)	Scenario III (-25%)	Scenario IV (-50%)
	Fair value balance
(36,500)	(23,644)	(10,777)	(49,436)	(62,181)

The Company analyzes the market risk in isolation, i.e., analyzes only the relevant market risk without considering other macroeconomic effects.

5 – Fair Value Estimate

It is assumed that the balances of accounts receivable from customers and accounts payable to suppliers at carrying amount, less PCLD, are close to their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows by the current market interest rate, available for the Company for similar financial instruments.

The Company uses the following hierarchy to determine the fair value of financial instruments by the evaluation technique:

	12/31/2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (Current / Noncurrent)

Available for sale	1,441,867	5,247,686	—	6,689,554

Investments (Shareholdings)	1,441,867	—	—	1,441,867
Financial Assets - Concessions distribution	—	5,247,686	—	5,247,686

Measured at fair value through profit	9,695,341	216,155	—	9,911,496

Cash and cash equivalents	3,597,583	—	—	3,597,583
Securities	6,097,758	—	—	6,097,758
Derivatives	—	216,155	—	216,155

FINANCIAL LIABILITIES (Current / Noncurrent)

Measured at fair value through profit	—	420,801	—	420,801

Derivatives	—	420,801	—	420,801

	12/31/2012
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (Current / Noncurrent)

Available for sale	1,439,786	4,595,947	—	6,035,733

Investments (Shareholdings)	1,439,786	—	—	1,439,786
Financial Assets - Concessions distribution	—	4,595,947	—	4,595,947

Measured at fair value through profit	9,003,465	472,364	—	9,475,829

Cash and cash equivalents	2,501,515	—	—	2,501,515
Securities	6,501,950	—	—	6,501,950
Derivatives	—	472,364	—	472,364

FINANCIAL LIABILITIES (Current / Noncurrent)

Measured at fair value through profit	—	476,283	—	476,283

Derivatives	—	476,283	—	476,283

Financial assets and liabilities recorded at fair value were classified according to the following levels:

Level 1 – quoted prices (non-adjusted) in active markets, liquid and visible for identical assets and liabilities accessible on the date of measurement;

Level 2 – quoted prices (may or may not be adjusted) for similar assets or liabilities in active markets, other entries not observable in level 1, directly or indirectly, in the category of the asset or liability; and

Level 3 – assets and liabilities for which prices do not exist or for which these prices or valuation techniques are supported by a small or non-existing market, not observable or liquid. At this level, the fair value estimate becomes highly subjective.

The fair value of financial instruments negotiated in active markets (such as securities held for trading and available for sale) is based on market prices, quoted on the balance sheet date. A market is seen as active if the quoted prices are readily and regularly available from a Stock Exchange, a distribution company, a broker, an industry group, a pricing service or regulatory agency, and such prices represent real market transactions that occur regularly on a purely commercial basis.

The market price quoted used for financial assets maintained by the Company is the current market price. These instruments are included in Level 1. Instruments included in that level include, mainly, equity investments of FTSE 100 companies classified as negotiable securities or available for sale.

The fair value of financial instruments not negotiated in active markets (for example, OTC derivatives) is determined by valuation techniques. These techniques maximize the use of data adopted by the market where it is available and trust as least as possible in the entity’s specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument will be included in Level 2.

If one or more relevant types of information is not based on data adopted by the market, the instrument will be included in level 3.

Specific valuation techniques used to value financial instruments include:

•	Market prices quoted or quotations from financial institutions or brokers for similar instruments.

•	The fair value of interest rate swaps is calculated by the present value of the estimated future cash flows based on the yield curves adopted by the market.

•	The fair value of future foreign exchange contracts is determined based on future foreign exchange rates on the date of the balance sheet, with the resulting value discounted at present value.

•	Other techniques, such as analysis of discounted cash flows, which are used to determine the fair value for the remaining financial instruments.

NOTE 45 – BUSINESS SEGMENT INFORMATION

Operational segments are defined as business activities from which it is possible to obtain revenues and incur expenses, on which operational decisions are made. The main operational decision making body, responsible for allocating resources and for appraising the performance of operational segments, is the Board of Directors, which is also responsible for the Company’s strategic decision making. The operating segments of the Company are Management, Generation, Transmission and Distribution, which are considered separately.

The Board of Directors assesses the performance of operational segments based on the measurement of net income.

For the year ended December 31, 2013, management changed the reportable segments to better portray the operations of each segment and to better reflect how the business is managed. Under the new reportable segment structure, core segments will continue to be the Brazilian generation, transmission, and distribution markets; however, inter-segment balances will no longer eliminate. This is a change from prior years, where segment balances were presented net of inter-segment eliminations.

Business segment information, corresponding to the fiscal year ended on December 31, 2013 and 2012, are as follows:

	12/31/2013
		Generation		Transmission
	Administration	Exploration Method	O&M Method	Exploration Framework	O&M Method	Distribution	Eliminations	Total
Net Operating Revenue	71,772	14,633,670	2,054,657	1,349,213	2,854,102	4,498,837	(1,626,607)	23,835,644
Operational expenses	(7,161,257)	(11,407,123)	(2,041,034)	(2,485,406)	(3,914,835)	(6,610,401)	4,416,001	(29,204,055)

Operating Profit. Before financial result	(7,089,485)	3,226,547	13,623	(1,136,193)	(1,060,733)	(2,111,564)	2,789,394	(5,368,411)

Financial Results	2,125,578	(1,466,380)	217,828	(292,168)	(88,706)	(282,540)	52,334	265,946
Results of Shareholdings	(519,762)	—	—	—	—	—	697,530	177,768
Income tax and social contribution	(1,326,082)	(242,139)	(204,989)	194,458	212,490	(416)	—	(1,366,678)

Net income (loss)	(6,809,751)	1,518,028	26,462	(1,233,903)	(936,949)	(2,394,520)	3,539,258	(6,291,375)

	12/31/2012
		Generation		Transmission
	Administration	Exploration Method	O&M Method	Exploration Framework	O&M Method	Distribution	Eliminations	Total
Net Operating Revenue	69,259	19,185,060	—	6,741,198	—	4,675,664	(2,656,885)	28,014,296
Operational expenses	(2,571,528)	(17,868,099)	—	(5,556,712)	—	(5,421,152)	3,775,605	(27,641,887)

Operating Profit. Before financial result	(2,502,269)	1,316,961	—	1,184,486	—	(745,488)	1,118,720	372,409

Financial Results	3,170,259	(626,322)	—	(612,840)	—	(139,868)	(106,754)	1,684,475
Effect of Law 12.783/13	—	(7,226,581)	—	(3,134,874)	—	276,075	—	(10,085,380)
Results of Shareholdings	(7,533,116)	—	—	—	—		8,145,317	612,202
Income tax and social contribution	(644,209)	817,719	—	342,594	—	(25,462)	—	490,642

Net income (loss)	(7,509,336)	(5,718,223)	—	(2,220,634)	—	(634,743)	9,157,283	(6,925,652)

	12/31/2011 *
	Administration	Generation	Transmission	Distribution	Total
Net Operating Revenue	192,963	19,093,367	7,778,698	2,467,716	29,532,744
Operational expenses	(2,094,716)	(13,690,743)	(7,071,445)	(2,532,998)	—

Operating Profit. Before financial result	(1,901,753)	5,402,624	707,253	(65,282)	4,142,842

Financial Results	1,909,379	(1,218,314)	(436,152)	(20,460)	234,453
Results of Investments in Subsidiaries	482,785	—	—	—	482,785
Income tax and social contribution	(189,200)	(696,752)	(198,294)	(13,815)	(1,098,061)
Non-controlling Interest	(29,454)	—	—	—	(29,454)

Net Profit (loss) in the Fiscal Year	271,757	3,487,558	72,807	(99,557)	3,732,565

*	We have not restated data for 2011 to reflect the application of IFRS 11.

NOTE 46 – RELATED-PARTY TRANSACTIONS

The parent company of Eletrobras is the federal government, who holds 54.46% of the Company’s common and preferred shares (See Note 37).

The Company’s transactions with its subsidiaries, controlled companies and special purpose entities are carried out at prices and conditions comparable with those in the market. Among the main related-party transactions, we highlight loans and financing granted under the same conditions as those in the market and/or according to matter-specific legislation. All other transactions were also established under normal market conditions.

		12/31/2013			12/31/2012
COMPANIES	NATURE OF THE TRANSACTION	ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT

PODER PÚBLICO FEDERAL	Consumers and resellers	—	—	—	13,539	—	—
	Accounts receivable	16,716	—	—	3,008	—	—
	Other receivables	—	—	—	—	—	—
	Supply of electricity	—	—	—	—	—	—
	Other expenses	—	—	13,231	—	—	—
	Other revenue	—	—	62,848	—	—	81,975

		16,716	—	76,079	16,547	—	81,975

BNDES	Loans and financing payable	—	—	—	—	4,888,893	—

		—	—	—	—	4,888,893	—

REAL GRANDEZA	Accounts receivable	—	—	—	5,411	—	—
	Social security contributions	—	—	—	—	5,138	—
	Providers	—	—	—	—	80	—
	Accounts payable	—	(202,598)	—	—	(267,534)	—
	Other Obligations	—	—	—	—	—	—
	Contracts actuarial debt	—	—	—	—	24,374	—
	Other liabilities	—	5,943	—	—	197,440	—
	Cost of debt / monetary variation	—	—	—	—	—	—
	Normal contributions maintainer	—	—	—	—	—	(16,198)
	financial income	—	—	757	—	—	279
	Actuarial assets - low and actuarial provision	—	—	—	—	—	(19,812)
	financial expenses	—	—	—	—	—	4
	actuarial costs	—	—	—	—	—	—
	Other expenses	—	—	(40,593)	—	—	(79,464)
	Other Revenues	—	—	15,915
	Actuarial provision	—	—	—	—	—	—
	Contributions administrative desp	—	—	—	—	—	—
	Reversal of contributions	—	—	—	—	—	19,914

		—	(196,655)	(23,921)	5,411	(40,502)	(95,277)

NUCLEOS	Other assets	—	—	—	—	—	—
	social security contributions	—	—	—	—	2,942	—
	Reversal of contributions	—	—	—	—	—	20,733
	actuarial provision	—	—	—	—	—	—
	Normal contributions maintainer	—	—	—	—	—	(20,733)
	Other expenses	—	—	—	—	—	—

		—	—	—	—	2,942	—

SC ENERGIA	Accounts receivable	—	—	—	—	—	—
	JCP / Dividends receivable	—	—	—	—	—	—
	AFAC	—	—	—	—	—	—
	Equity investment	—	—	—	—	—	—
	Income from equity	—	—	—	—	—	—
	Accumulated equity	—	—	—	—	—	—
	Revenue from services	—	—	—	—	—	—
	Other revenue	—	—	—	—	—	—

		—	—	—	—	—

RS ENERGIA	Accounts receivable	—	—	—	1	—	—
	JCP / Dividends receivable	—	—	—	2,332	—	—
	AFAC	—	—	—	—	—	—
	Equity investment	—	—	—	221,325	—	—
	Other liabilities	—	—	—		—	—
	Income from equity	—	—	4,882	—	—	8,182
	Accumulated equity	—	—	—	10,594	—	—
	Other assets	—	—	—	1	—	—
	Revenue from services	—	—	—	—	—	1,330
	Revenues from grid	—	—	—	—	—	4
	Other revenue	—	—	—	—	—	15

		—	—	4,882	234,253	—	9,531

		12/31/2013			12/31/2012
COMPANIES	NATURE OF THE TRANSACTION	ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT

UIRAPURU	Accounts receivable	—	—	—	1	—	—
	JCP / Dividends receivable	1,736	—	—	1,908	—	—
	Other assets	5,304	—	—
	Equity investment	40,600	—	—	33,111	—	—
	Providers	—	2	—
	Other liabilities	—	—	—	—	—	—
	Accumulated equity	—	—	—	7,271	—	—
	Income from equity	—	—	7,433	—	—	7,935
	Revenues from grid	—	—	—	—	—	2
	Revenue from services	—	—	2,430	—	—	2,289
	Other revenue	—	—	20	—	—	16
	Charges for use of transmission grid	—	—	(21)	—	—	—

		47,640	2	9,862	42,291	—	10,242

ARTEMIS	Accounts receivable	—	—	—	2	—	—
	JCP / Dividends receivable	—	—	—	15,945	—	—
	Equity investment	—	—	—	148,578	—	—
	Accumulated equity	—	—	—	16,809	—	—
	Income from equity	—	—	3,592	—	—	26,989
	Other assets	—	—	—	537	—	—
	Revenue from services	—	—	—	—	—	5,606
	Revenues from grid	—	—	—	—	—	9
	Other revenue	—	—	—	—	—	—

		—	—	3,592	181,871	—	32,604

PORTO VELHO	Accounts receivable	—	—	—	2	—	—
	JCP / Dividends receivable	—	—	—	1,351	—	—
	Equity investment	—	—	—	297,793	—	—
	AFAC	—	—	—	—	—	—
	Accumulated equity	—	—	—	3,238	—	—
	Other liabilities	—	—	—	—	—	—
	Other revenue	—	—	—	—	—	60
	Costs of equity	—	—	—	—	—	—
	Income from equity	—	—	1,746	—	—	2,685
	Revenues from grid	—	—	—	—	—	—
	Revenue from services	—	—	—	—	—	—

		—	—	1,746	302,384	—	2,745

NORTE BRASIL	Equity investment	231,446	—	—	189,640	—	—
	Accounts receivable	—	—	—	—	—	—
	JCP / Dividends receivable	—	—	—	805	—	—
	Accumulated equity	—	—	—	3,984	—	—
	Other assets	68	—	—	—	—	—
	Income from equity	—	—	237,116	—	—	3,414
	Revenue from services	—	—	204	—	—	—

		231,514	—	237,320	194,429	—	3,414

ETAU	Accounts receivable	—	—	—	—	—	—
	JCP / Dividends receivable	58	—	—	535	—	—
	Equity investment	24,199	—	—	9,567	—	—
	Accumulated equity	—	—	—	14,129	—	—
	Income from equity	—	—	3,844	—	—	4,793
	Other assets	62	—	—	16	—	—
	Providers	—	3	—	—	—	—
	Revenues from grid	—	—	—	—	—	1
	Revenue from services	—	—	752	—	—	219
	Other revenue	—	—	8	—	—	2
	Costs of equity	—	—	—	—	—	—
	Charges for use of transmission grid	—	—	(25)	—	—	—

		24,319	3	4,579	24,247	—	5,015

ESBR	Equity investment	2,752,140	—	—	952,342	—	—
	Other liabilities	—	—	—	(12,518)	—	—
	Other Comprehensive Income	—	133	—	—	—	—
	Costs of equity	—	—	(77,777)	—	—	(4,352)

		2,752,140	133	(77,777)	939,824	—	(4,352)

CERRO CHATO I	Accounts receivable	—	—	—	5	—	—
	AFAC	—	—	—	—	—	—
	Equity investment	—	—	—	86,940	—	—
	Accumulated equity	—	—	—	440	—	—
	Other Assets	—	—	—	—	—	—
	Revenue from services	—	—	—	1	—	—
	Income from equity	—	—	325	—	—	—
	Revenues from grid	—	—	—	—	—	57
	Costs of equity	—	—	—	—	—	(261)
	Other revenue	—	—	—	—	—	9

		—	—	325	86,506	—	(195)

CERRO CHATO II	Accounts receivable	—	—	—	5	—	—
	AFAC	—	—	—	—	—	—
	Equity investment	—	—	—	81,090	—	—
	Accumulated equity	—	—	—	1,084	—	—
	Other assets	—	—	—	1	—	—
	Income from equity	—	—	478	—	—	—
	Costs of equity	—	—	—	—	—	(904)
	Revenues from grid	—	—	—	—	—	57
	Other revenue	—	—	—	—	—	9

		—	—	478	80,012	—	(838)

CERRO CHATO III	Accounts receivable	—	—	—	5	—	—
	JCP / Dividends receivable	—	—	—	176	—	—
	Equity investment	—	—	—	74,970	—	—
	Accumulated equity	—	—	—	850	—	—
	AFAC	—	—	—	—	—	—
	Income from equity	—	—	543	—	—	—
	Costs of equity	—	—	—	—	—	(1,721)
	Revenues from grid	—	—	—	—	—	57
	Other revenue	—	—	—	—	—	8

		—	—	543	76,001	—	(1,656)

		12/31/2013			12/31/2012
COMPANIES	NATURE OF THE TRANSACTION	ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT
TELES PIRES	AFAC	—	—	—	—	—	—
	Equity investment	262,964	—	—	184,194	—	—
	Accumulated equity	—	—	—	—	—	—
	Other receivables	—	—	—	—	—	—
	Income from equity	—	—	—			(3,734)
	Revenue from services	—	—	9,605	—	—	196
	Costs of equity	—	—	(6,800)	—	—	(3,734)
	Other revenue	—	—	111	—	—	—

		262,964	—	2,916	184,194	—	(7,272)

INTEGRAÇÃO	Equity investment	22,455	—	—	—	—	—
	JCP / Dividends receivable	—	—	—	—	—	—
	Accumulated equity	—	—	—	20,155	—	—
	Income from equity	—	—	11,342	—	—	9,197
	Costs of equity	—	—	—	—	—	—

		22,455	—	11,342	20,155	—	9,197

COSTA OESTE	JCP / Dividends receivable	458	—	—	—	—	—
	AFAC	15,104	—	—	—	—	—
	Equity investment	4,278	—	—	1,390	—	—
	Accumulated equity	—	—	—	252	—	—
	Costs of equity	—	—	—	—	—	(252)
	Income from equity	—	—	3,599	—	—	—

		19,840	—	3,599	1,138	—	(252)

TSBE	Accounts receivable	—	—	—	—	—	—
	JCP / Dividends receivable	1,440	—	—	—	—	—
	AFAC	86,400	—	—	—	—	—
	Investments in equity interests	—	—	—	—	—	—
	Equity investment	167,403	—	—	6,408	—	—
	Other assets	208	—	—			—
	Accumulated equity	—	—	—	(107)	—	—
	Income from equity	—	—	4,789	—	—	—
	Revenue from services	—	—	—	—	—	105
	Other Revenues	—	—	2,595	—		—
	Costs of equity	—	—	—	—	—	(106)

		255,451	—	7,384	6,301	—	(1)

LIVRAMENTO	Accounts receivable	—	—	—	—	—	—
	Investments in equity interests	—	—	—	—	—	—
	AFAC	—	—	—	—	—	—
	Equity investment	97,348	—	—	36,055	—	—
	Other assets	112	—	—	—	—	—
	Accumulated equity	—	—	—	(775)	—	—
	Other Revenues	—	—	125			—
	Revenue from services	—	—	—	—	—	119
	Costs of equity	—	—	(10,963)	—	—	(775)

		97,460	—	(10,838)	35,280	—	(656)

SANTA VITÓRIA	Accounts receivable	—	—	—	—	—	—
	Investments in equity interests	—	—	—	—	—	—
	AFAC	—	—	—	—	—	—
	Equity investment	185,970	—	—	97,551	—	—
	Accumulated equity	—	—	—	(492)	—	—
	Income from equity	—	—	138	—	—	—
	Costs of equity	—	—	—	—	—	(492)
	Other revenue	—	—	—	—	—	119
	Revenue from services	—	—	—	—	—	—

		185,970	—	138	97,059	—	(373)

MARUMBI	AFAC	4,505	—	—	—	—	—
	JCP / Dividends receivable	101	—	—	—	—	—
	Equity investment	1,151	—	—	622	—	—
	Accumulated equity	—	—	—	(52)	—	—
	Costs of equity	—	—	—	—	—	(52)
	Income from equity	—	—	682	—	—	—

		5,757	—	682	570	—	(52)

CHUI	Investments in equity interests	—	—	—	—	—	—
	Equity investment	75,210	—	—	33,887	—	—
	Accumulated equity	—	—	—	(281)	—	—
	Costs of equity	—	—	(193)	—	—	(281)

		75,210	—	(193)	33,606	—	(281)

AMAPARI ENERGIA	Equity investment	—	—	—	39,191	—	—
	Income from equity	—	—	—	—	—	7,355

		—	—	—	39,191	—	7,355

FACHESF	Providers	—	302	—	—	2,160	—
	social security contributions	—	14,238	—	—	—	—
	Contracts actuarial debt	—	—	—	—	2,523	—
	normal contribution	—	—	—	—	11,001	—
	Actuarial costs	—	—	(110,199)	—	—	(30,650)
	financial expenses	—	—	(60)	—	—	(31,363)
	operational expenses	—	—	—	—	—	(18,581)
	Other expenses	—	—	(17,732)	—	—	—

		—	14,540	(127,992)	—	15,684	(80,594)

TDG	Equity investment	49,829	—	—	45,183	—	—
	Dividends / JCP Receivables	2,152	—	—	—	—	—
	AFAC	86,000	—	—	—	—	—
	Other assets	—	—	—	—	—	—
	Accounts receivable	—	—	—	—	—	—
	Accounts payable	—	125		—	—	—
	Income from equity	—	—	6,798	—	—	—
	Revenue from services	—	—	57	—	—	875
	Income from equity	—	—	—	—	—	—
	Costs of equity	—	—	—	—	—	(4,352)

		137,981	125	6,855	45,183	—	(3,477)

MANAUS TRANSMISSÃO	Equity investment	207,038	—	—	187,758	—	—
	AFAC	13,650	—	—			—
	Other assets	1,338	—	—	—	—	—
	Other liabilities	—	491	—	—	—	—
	Other comprehensive income	—	—	—	—	—	—
	Income from equity	—	—	329,402	—	—	—
	Charges for use of transmission grid	—	—	(7,003)	—	—	—
	Costs of equity	—	—	—	—	—	(5,452)

		222,026	491	322,399	187,758	—	(5,452)

		12/31/2013			12/31/2012
COMPANIES	NATURE OF THE TRANSACTION	ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT

IEMADEIRA	Equity investment	674,902	—	—	514,112	—	—
	Dividends / JCP Receivables	311,414	—	—	—	—	—
	Other assets	—	—	—	—	—	—
	AFAC	11,025	—	—	—	—	—
	Providers	—	1,624	—	—	—	—
	Accounts payable	—	(805)	—	—	—	—
	Other comprehensive income	—	—	—	—	—	—
	Revenue from services	—	—	10,251	—	—	—
	Other Receivables	—	—	7,350	—	—	—
	Income from equity	—	—	39,720	—	—	19,116
	Charges for use of transmission grid	—	—	(4,556)	—	—	—
	Other Expenses	—	—	—	—	—	—

		997,341	819	52,765	514,112	—	19,116

MANAUS CONSTRUÇÃO	JCP / Dividends receivable	9,377	—	—	2,970	—	—
	Equity investment	3,533	—	—	15,410	—	—
	Income from equity	—	—	20,340	—	—	3,556

		12,910	—	20,340	18,380	—	3,556

STN	Accounts receivable	—	—	—	177	—	—
	Other receivables	191	—	—	—	—	—
	Dividends / JCP Receivables	1,292	—	—	—	—	—
	Equity investment	195,154	—	—	188,861	—	—
	Providers	—	1,439	—	—	1,226	—
	Income from equity	—	—	38,082	—	—	17,615
	Income from Equity / Dividends	—	—	—	—	—	7,494
	Revenue from services	—	—	2,297	—	—	2,134
	Financial Income	—	—	—	—	—	—
	Charges for use of transmission grid	—	—	(14,740)	—	—	11,321

		196,637	1,439	25,639	189,038	1,226	15,922

INTESA	JCP / Dividends receivable	1,334	—	—	762	—	—
	Equity investment	38,152	—	—	35,646	—	—
	Providers	—	1,108	—	—	924	—
	Income from equity	—	—	3,660	—	—	4,107
	Income from Equity / Dividends	—	—	720	—	—	—
	Charges for use of transmission grid	—	—	(11,347)	—	—	(8,696)

		39,486	1,108	(6,967)	36,408	924	(4,589)

EAPSA	customers	131	—	—	—	—	—
	Consumers and resellers	—	—	—	242	—	—
	JCP / Dividends receivable	3,379	—	—	3,090	—	—
	Equity investment	92,842	—	—	261,301	—	—
	Income from equity	—	—	13,521	—	—	40,404
	Costs of equity	—	—	—	—	—	—

		96,352	—	13,521	264,633	—	40,404

SETE GAMELEIRAS	Accounts receivable	5	—	—	15	—	—
	Other receivables	—	—	—	—	—	—
	Equity investment	20,243	—	—	19,810	—	—
	Revenue from services	—	—	25	—	—	56
	Costs of equity	—	—	(743)	—	—	(88)

		20,248	—	(718)	19,825	—	(32)

S. PEDRO DO LAGO	Equity investment	15,118	—	—	14,098	—	—
	Accounts receivable	5	—	—	15	—	—
	Other receivables	—	—	—	—	—	—
	Revenue from services	—	—	25	—	—	56
	Costs of equity	—	—	(58)	—	—	(117)

		15,123	—	(33)	14,113	—	(61)

PEDRA BRANCA	Equity investment	14,096	—	—	13,504	—	—
	Accounts receivable	5	—	—	—	—	—
	Other receivables	25	—	—	—	—	—
	Consumers and resellers	—	—	—	15	—	—
	Revenue from services	—	—	329	—	—	56
	Costs of equity	—	—	(735)	—	—	(118)

		14,126	—	(406)	13,519	—	(62)

AMAPARI	AFAC	—	—	—	—	—	—
	Equity investment	—	—	—	—	—	—
	Income from equity	—	—	41,623	—	—	—

		—	—	41,623	—	—	—

BRASVENTO MIASSABA	customers	68	—	—			—
	AFAC	22,885	—	—	22,885	—	—
	Equity investment	8,247	—	—	9,534	—	—
	Other assets	—	—	—	—	—	—
	Revenue from services	—	—	113	—	—	—
	Income from equity	—	—	31,131	—	—	(799)
	Revenues from grid	—	—	—	—	—	—
	Remuneration of the financial asset	—	—	270	—	—	—
	Costs of equity	—	—	(1,288)	—	—	—

		31,200	—	30,226	32,419	—	(799)

BRASVENTO EOLO	AFAC	16,691	—	—	16,691	—	—
	Equity investment	5,870	—	—	6,938	—	—
	customers	58	—	—	—	—	—
	Other assets	—	—	—	—	—	—
	Revenue from services	—	—	210	—	—	—
	Income from equity	—	—	22,306	—	—	(623)
	Remuneration of the financial asset	—	—	135	—	—	—
	Costs of equity	—	—	(1,068)	—	—	—

		22,619	—	21,583	23,629	—	(623)

PREVINORTE	social security contributions	—	—	—	—	—	—
	Actuarial costs	—	—	—	—	—	—

		—	—	—	—	—	—

		12/31/2013			12/31/2012
COMPANIES	NATURE OF THE TRANSACTION	ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT

ANDE	customers	—	—	—	63,659	—	—
	Other assets	—	—	—	23,791	—	—
	Other Obligations	—	—	—	—	(38,078)	—
	Revenue from services	—	—	—	—	—	239,834
	financial income	—	—	—	—	—	479
	financial expenses	—	—	—	—	—	622
	Other expenses	—	—	—	—	—	(42,932)

		—	—	—	87,451	(38,078)	198,002

FIBRA	Accounts payable	—	—	—	—	(42,610)	—
	social security contributions	—	—	—	—	(2,888)	—
	financial expenses	—	—	—	—	—	(4,800)
	social security contributions	—	—	—	—	—	(20,434)

		—	—	—	—	(45,499)	(25,234)

CAJUBI	Accounts payable	—	—	—	—	(47,187)	—
	social security contributions	—	—	—	—	(6,190)	—
	Other liabilities	—	—	—	—	887,445	—
	financial expenses	—	—	—	—	—	(622)
	Actuarial costs	—	—	—	—	—	(90,708)
	social security contributions	—	—	—	—	—	(27,269)

		—	—	—	—	834,068	(118,599)

ENERPEIXE	Accounts receivable	240	—	—	536	—	—
	Consumers and resellers	—	—	—	—	—	—
	JCP / Dividends receivable	25,960	—	—	29,640	—	—
	Equity investment	525,378	—	—	514,735	—	—
	Other assets	2	—	—	—	—	—
	Income from equity	—	—	96,604	—	—	76,524
	Revenue from services	—	—	86	—	—	3,046
	Remuneration of the financial asset	—	—	2,414	—	—	—
	Revenues from grid	—	—	—	—	—	4,914

		551,580	—	99,104	544,911	—	84,484

TRANSLESTE	JCP / Dividends receivable	—	—	—	(1,652)	—	—
	Equity investment	27,187	—	—	25,687	—	—
	Other assets	—	—	—	—	—	—
	Providers	—	(160)	—	—	(126)	—
	Revenue from services	—	—	—	—	—	—
	Income from equity	—	—	6,840	—	—	4,041
	Charges for use of transmission grid	—	—	(1,631)	—	—	(1,193)

		27,187	(160)	5,209	24,035	(126)	2,848

TRANSUDESTE	JCP / Dividends receivable	—	—	—	(379)	—	—
	Accounts receivable	—	—	—	23	—	—
	Equity investment	14,007	—	—	13,871	—	—
	Other assets	25	—	—	—	—	—
	Providers	—	(99)	—	—	(79)	—
	Other revenue	—	—	147	—	—	—
	Revenue from services	—	—	139	—	—	132
	Income from equity	—	—	3,909	—	—	2,035
	Other expenses	—	—	—	—	—	138
	Charges for use of transmission grid	—	—	(996)	—	—	(734)

		14,032	(99)	3,199	13,515	(79)	1,571

TRANSIRAPÉ	JCP / Dividends receivable	—	—	—	(460)	—	—
	Equity investment	14,050	—	—	11,360	—	—
	Other assets	—	—	—	—	—	—
	Providers	—	(68)	—	—	(45)	—
	Income from equity	—	—	3,745	—	—	1,969
	Charges for use of transmission grid	—	—	(698)	—	—	(501)

		14,050	(68)	3,047	10,900	(45)	1,468

CENTROESTE	AFAC	—	—	—	3,527	—	—
	Accounts receivable	—	—	—	52	—	—
	Equity investment	17,630	—	—	20,268	—	—
	JCP / Dividends receivable	—	—	—	—	—	—
	Other assets	59	—	—	—	—	—
	Providers	—	(68)	—	—	(54)	—
	Other revenue	—	—	79	—	—	—
	Revenue from services	—	—	729	—	—	542
	Income from equity	—	—	3,746	—	—	3,963
	Costs of equity	—	—	—			—
	Other expenses	—	—	—	—	—	74
	Charges for use of transmission grid	—	—	(689)	—	—	(506)

		17,689	(68)	3,865	23,847	(54)	4,073

BAGUARI	customers	15	—	—	40	—	—
	AFAC	82,632	—	—	82,632	—	—
	Equity investment	9,805	—	—	6,608	—	—
	Other assets	—	—	—	—	—	—
	JCP / Dividends receivable	1,837	—	—	9,729	—	—
	Income from equity	—	—	5,035	—	—	8,623
	Remuneration of the financial asset	—	—	190	—		—
	Revenues from grid	—	—	—	—	—	382

		94,289	—	5,225	99,009	—	9,005

RETIRO BAIXO	Accounts receivable	—	—	—	11	—	—
	Loans and financing	—	—	—	2,550	—	—
	AFAC	58	—	—	58	—	—
	Equity investment	113,123	—	—	110,020	—	—
	Other assets	—	—	—	—	—	—
	financial income	—	—	—	—	—	—
	Income from equity	—	—	3,103	—	—	4,010
	financial income	—	—	3,138	—	—	1,524
	financial expenses	—	—	(41)	—	—	—

		113,181	—	6,200	112,639	—	5,534

SERRA FACÃO ENERGIA	Dividends / JCP Receivables	2,289	—	—	—	—	—
	Equity investment	60,742	—	—	—	—	—
	Accounts receivable	—	—	—	—	—	—
	Other assets	—	—	—	—	—	—
	Revenue from services	—	—	298	—	—	—
	Costs of equity	—	—	(26,544)	—	—	—
	financial expenses	—	—	—	—	—	(3,885)
	Power purchase	—	—	—	—	—	—
	Other expenses	—	—	—	—	—	34

		63,031	—	(26,246)	—	—	(3,851)

CHAPECOENSE	JCP / Dividends receivable	17,054	—	—	(2,773)	—	—
	customers	448	—	—	794	—	—
	Other receivables	—	—	—	1,113	—	—
	Consumers and resellers	—	—	—	—	—	—
	Equity investment	345,387	—	—	303,627	—	—
	Other assets	751	—	—	—	—	—
	Income from equity	—	—	90,568	—	—	32,762
	financial expenses	—	—	—	—	—	—
	Revenues from grid	—	—	—	—	—	7,227
	Remuneration of financial asset	—	—	4,273
	Revenue from services	—	—	309	—	—	5,943

		363,640	—	95,150	302,761	—	45,932

		12/31/2013			12/31/2012
COMPANIES	NATURE OF THE TRANSACTION	ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT

MADEIRA ENERGIA	customers	2,011	—	—	—	—	—
	AFAC	89,700	—	—	—	—	—
	Equity investment	2,416,382	—	—	1,669,041	—	—
	Accounts receivable	—	—	—	3,073	—	—
	Other receivables	—	—	—	1,903	—	—
	Other assets	163	—	—	—	—	—
	Providers	—	—	—	—	—	—
	Costs of equity	—	—	(18,678)	—	—	(100,459)
	Revenues from grid	—	—	—	—	—	15,191
	Revenue from services	—	—	22,771	—	—	25,406
	Remuneration of financial asset	—	—	19,793	—	—	—
	Other revenue	—	—	1,607	—	—	—
	Other expenses	—	—	—	—	—	—

		2,508,256	—	25,493	1,674,017	—	(59,862)

INAMBARI	Other assets	—	—	—	—	—	—
	Costs of equity	—	—	(1,088)	6,640	—	—
	Other expenses	—	—	(6,126)	—	—	(919)

		—	—	(7,214)	6,640	—	(919)

TRANSENERGIA RENOVÁVEL	JCP / Dividends receivable	9,904	—	—	—	—	—
	AFAC	—	—	—	24,556	—	—
	Accounts receivable	—	—	—	17	—	—
	Equity investment	78,241	—	—	83,308	—	—
	Providers	—	(79)	—	—	8	—
	Accounts payable	—	—	—	—	—	—
	Costs of equity	—	—	(21,680)	—	—	4,214
	Other assets	17	—	—	—	—	—
	Revenue from services	—	—	—	—	—	8
	Other Operating Expenses	—	—	—	—	—	—
	Charges for use of transmission grid	—	—	(654)	—	—	106

		88,162	(79)	(22,334)	107,881	8	4,100

MGE TRANSMISSÃO	Equity investment	60,802	—	—	35,991	—	—
	JCP / Dividends receivable	—	—	—	201	—	—
	AFAC	45,570	—	—	27,440	—	—
	Other receivables	—	—	—	257	—	—
	Other assets	—	—	—	—	—	—
	Other expenses	—	—	—	—	—	(74)
	Income from equity	—	—	—	—	—	1,975
	Costs of equity	—	—	(2,831)	—	—	—
	Revenue from services	—	—	1,855	—	—	2,042

		106,372	—	(976)	63,889	—	3,943

GOIÁS TRANSMISSÃO	Equity investment	80,080	—	—	44,806	—	—
	AFAC	51,499	—	—	56,840	—	—
	JCP / Dividends receivable	20,051	—	—	300	—	—
	Other receivables	—	—	—	38	—	—
	Other assets	359	—	—	—	—	—
	Providers	—	(207)	—	—	—	—
	Costs of equity	—	—	(1,815)	—	—	4,567
	Revenue from services	—	—	2,290	—	—	870

		151,989	(207)	475	101,984	—	5,437

	customers	60	—	—	—	—	—
	AFAC	12,894	—	—	12,894	—	—
	Equity investment	7,553	—	—	8,914	—	—
	Other assets	—	—	—	—	—	—
REI DOS VENTOS	Revenue from services	—	—	—	—	—	—
	Revenues from grid	—	—	79	—	—	—
	Income from equity	—	—	20,447	—	—	(775)
	Remuneration of the financial asset	—	—	187	—	—	—
	Costs of equity	—	—	(1,359)	—	—	—

		20,507	—	19,354	21,808	—	(775)

SEFAC ENERGIA PARTICIPAÇÕES	JCP / Dividends receivable	—	—	—	—	—	—
	Equity investment	—	—	—	104,098	—	—
	Accounts receivable	—	—	—	—	—	—
	Other assets	—	—	—	—	—	—
	Providers	—	—	—	—	—	—
	Income from equity	—	—	—	—	—	(40,360)
	Revenue from services	—	—	—	—	—	91
	financial expenses	—	—	—	—	—	—
	Power purchase	—	—	—	—	—	—

		—	—	—	104,098	—	(40,269)

TRANS SÃO PAULO	AFAC	13,132	—	—	7,987	—	—
	Equity investment	36,500	—	—	23,328	—	—
	JCP / Dividends receivable	5,441	—	—	566	—	—
	Other receivables	—	—	—	333	—	—
	Other assets	71	—	—	—	—	—
	Providers	—	(20)	—	—	—	—
	Revenue from services	—	—	1,013	—	—	755
	Income from equity	—	—	15,107	—	—	2,378
	Other Revenues	—	—	229	—	—	—
	Charges for use of transmission grid	—	—	(293)	—	—	(24)
	Other Expenses	—	—	—	—	—	—

		55,144	(20)	16,056	32,214	—	3,109

		12/31/2013			12/31/2012
COMPANIES	NATURE OF THE TRANSACTION	ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT

TRANS GOIÁS	AFAC	93	—	—	—	—	—
	Equity investment	2,369	—	—	2,513	—	—
	Revenue from services	—	—	—	—	—	—
	Income from equity	—	—	—	—	—	(273)
	Costs of equity	—	—	(487)	—	—	—
		—	—	—	—	—	—

		2,462	—	(487)	2,513	—	(273)

CALDAS NOVAS	AFAC	—	—	—	6,417	—	—
	Other receivables	—	—	—	98	—	—
	Providers	—	—	—	—	—	—
	Equity investment	10,634	—	—	50	—	—
	Other assets	176	—	—	—	—	—
	Other revenue	404	—	—	—	—	—
	Charges for use of transmission grid	—	—	(11)	—	—	—
	Other expenses	—	—	—	—	—	684
	Revenue from services	—	—	170	—	—	—
	Income from equity	—	—	1,578	—	—	—

		11,214	—	1,737	6,565	—	684

IE GARANHUS	Equity investment	98,659	—	—	14,956	—	—
	Income from equity	—	—	2,853	—	—	255

		98,659	—	2,853	14,956	—	255

LUZIÂNIA NIQUELÂNDIA TRANSMISSORA	AFAC	2,728	—	—	—	—	—
	Equity investment	2,907	—	—	931	—	—
	Other assets	94	—	—	—	—	—
	Providers	—	—	—	—	—	—
	Income from equity	—	—	—	—	—	—
	Revenue from services	—	—	537	—	—	—
	Financial Income	—	—	5	—	—	—
	Other Revenues	—	—	810	—	—	—
	Costs of equity	—	—	(131)	—	—	—
	Other expenses	—	—	—	—	—	—

		5,729	—	1,221	931	—	—

TSLE	Accounts receivable	—	—	—	—	—	—
	AFAC	102,620	—	—	—	—	—
	Equity investment	16,901	—	—	5,100	—	—
	Other assets	474	—	—	—	—	—
	Accumulated equity	—	—	—	5,100	—	—
	Other liabilities	—	5	—	—	—	—
	Income from equity	—	—	120	—	—	(564)
	Other Revenues	—	—	8,236	—	—	—
	Costs of equity	—	—	—	—	—	—
	Revenue from services	—	—	—	—	—	52

		119,995	5	8,356	—	—	(512)

Energia dos Ventos I	AFAC	5,175	—	—	—	—	—
	Equity investment	198	—	—	167	—	—
	Costs of equity	—	—	(23)	—	—	—
	Income from equity	—	—	—	—	—	—

		5,373	—	(23)	167	—	—

Energia dos Ventos II	AFAC	3,121	—	—	—	—	—
	Equity investment	154	—	—	123	—	—
	Costs of equity	—	—	(23)	—	—	—
	Income from equity	—	—	—	—	—	—

		3,275	—	(23)	123	—	—

Energia dos Ventos III	AFAC	4,655	—	—	—	—	—
	Equity investment	186	—	—	152	—	—
	Costs of equity	—	—	(25)	—	—	—
	Other Revenues	—	—	61	—	—	—
	Income from equity	—	—	—	—	—	—

		4,841	—	36	152	—	—

Energia dos Ventos IV	AFAC	6,811	—	—	—	—	—
	Equity investment	210	—	—	216	—	—
	Costs of equity	—	—	(26)	—	—	—
	Income from equity	—	—	—	—	—	—

		7,021	—	(26)	216	—	—

Energia dos Ventos V	AFAC	5,454	—	—	—	—	—
	Equity investment	183	—	—	157	—	—
	Costs of equity	—	—	(23)	—	—	—
	Income from equity	—	—	—	—	—	—

		5,637	—	(23)	157	—	—

Energia dos Ventos VI	AFAC	7,585	—	—	—	—	—
	Equity investment	181	—	—	206	—	—
	Costs of equity	—	—	(25)	—	—	—
	Income from equity	—	—	—	—	—	—

		7,766	—	(25)	206	—	—

Energia dos Ventos VII	AFAC	7,634	—	—	—	—	—
	Equity investment	205	—	—	216	—	—
	Costs of equity	—	—	(25)	—	—	—
	Income from equity	—	—	—	—	—	—

		7,839	—	(25)	216	—	—

		12/31/2013			12/31/2012
COMPANIES	NATURE OF THE TRANSACTION	ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT

Energia dos Ventos VIII	AFAC	5,454	—	—	—	—	—
	Equity investment	164	—	—	157	—	—
	Costs of equity	—	—	(22)	—	—	—
	Other Revenues	—	—	10	—	—	—
	Income from equity	—	—	—	—	—	—

		5,618	—	(12)	157	—	—

Energia dos Ventos IX	AFAC	5,562	—	—	—	—	—
	Equity investment	186	—	—	167	—	—
	Costs of equity	—	—	(24)	—	—	—
	Income from equity	—	—	—	—	—	—

		5,748	—	(24)	167	—	—

Energia dos Ventos X	AFAC	4,131	—	—	—	—	—
	Equity investment	178	—	—	137	—	—
	Costs of equity	—	—	(23)	—	—	—
	Income from equity	—	—	—	—	—	—

		4,309	—	(23)	137	—	—

JUNCO I	Equity investment	5,193	—	—	106	—	—
	Costs of equity	—	—	(148)	—	—	(38)

		5,193	—	(148)	106	—	(38)

JUNCO II	Equity investment	5,285	—	—	111	—	—
	Costs of equity	—	—	(61)	—	—	(33)

		5,285	—	(61)	111	—	(33)

CAIÇARA I	Equity investment	5,280	—	—	114	—	—
	Costs of equity	—	—	(69)	—	—	(30)

		5,280	—	(69)	114	—	(30)

CAIÇARA II	Equity investment	3,399	—	—	67	—	—
	Costs of equity	—	—	(56)	—	—	(29)

		3,399	—	(56)	67	—	(29)

EXTREMOZ	Equity investment	1,505	—	—	53	—	—
	AFAC	178,150	—	—	34,525	—	—
	Other assets	—	—	—	—	—	—
	Income from equity	—	—	1,452	—	—	53
	Costs of equity	—	—	—	—	—	—

		179,655	—	1,452	34,578	—	53

NORTE ENERGIA	Other assets	35	—	—	—	—	—
	Equity investment	631,824	—	—	—	—	—
	Income from equity	—	—	841,589	—	—	—
	Costs of equity	—	—	(6,000)	—	—	—

		631,859	—	835,589	—	—	—

AETE	Other liabilities	—	—	—	—	—	—
	Income from equity	—	—	39,235	—	—	—
	Revenue from services	—	—	2,022	—	—	—
	Charges for use of transmission grid	—	—	(2,831)	—	—	—

		—	—	38,426	—	—

BRASNORTE	Other assets	—	—	—	—	—	—
	Other liabilities	—	139	—	—	—	—
	Income from equity	—	—	105,921	—	—	—
	Revenue from services	—	4,747	—	—	—	—
	Charges for use of transmission grid	—	—	(1,643)	—	—	—

		—	4,886	104,278	—	—

AGUAS DA PEDRA	Other assets	—	—	—	—	—	—
	Revenues from grid	—	—	—	—	—	—
	Income from equity	—	—	96,220	—	—	—
	Revenue from services	—	—	690	—	—	—
	Costs of equity	—	—	—	—	—	—

		—	—	96,910	—	—	—

		12/31/2013			12/31/2012
COMPANIES	NATURE OF THE TRANSACTION	ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT

ESTAÇÃO TRANSM	Loans and financing	—	—	—	—	—	—
	Loans and financing	—	—	—	—	—	—
	Other liabilities ( specify , if relevant)	1,646	—	—	—	—	—
	Income from equity	—	—	743,762	—	—	—
	Revenue from services	—	—	40	—	—	—
	Other income ( specify , if relevant)	—	—	—	—	—	—
	Financial Income	—	—	—	—	—	—
	Charges for use of transmission grid	—	—	(10,934)	—	—	—

		1,646	—	732,868	—	—	—

INTEGRAÇÃO TRANS.	Other assets	272	—	—	—	—	—
	Other liabilities	—	—	—	—	—	—
	Income from equity	—	—	121,999	—	—	—
	Revenue from services	—	—	3,386	—	—	—
	Charges for use of transmission grid	—	—	(8,264)	—	—	—

		272	—	117,121	—	—	—

LINHA VERDE	Other assets	—	—	—	—	—	—
	Income from equity	—	—	23,257	—	—	—
	Costs of equity	—	—	—	—	—	—

		—	—	23,257	—	—	—

RIO BRANCO	Other assets	152	—	—	—	—	—
	Other liabilities	—	176	—	—	—	—
	Income from equity	—	—	—	—	—	—
	Revenue from services	—	—	—	—	—	—
	Charges for use of transmission grid	—	—	—	—	—	—

		152	176	—	—	—	—

CONSTRUTORA INTEG	Income from equity	—	—	24,638	—	—	—

		—	—	24,638	—	—	—

TRANSM MOTOG	Income from equity	—	—	—	—	—	—
	Revenue from services	—	—	—	—	—	—
	Charges for use of transmission grid	—	—	—	—	—	—

		—	—	—	—	—	—

TRANSNORTE	Income from equity	—	—	42,584	—	—	—

		—	—	42,584	—	—	—

CELG	Providers	—	—	—	—	—	—

		—	—	—	—	—	—

DEMAIS	financial expenses	—	—	—	—	—	—

		—	—	—	—	—	—

CTEEP	JCP / Dividends receivable	1,114	—	—	—	—	—
	Equity investment	18,140	—	—	—	—	—
	Income from equity	—	—	5,673	—	—	—

		19,254	—	5,673	—	—	—

EMAE	Equity investment	5,407	—	—	—	—	—
	Income from equity	—	—	(4,994)	—	—	—

		5,407	—	(4,994)	—	—	—

Triângulo Mineiro Trans. S.A.	Advance for future capital increase	10,908	—	—	—	—	—
	Equity investment	443	—	—	—	—	—
	Revenue from services	—	—	146	—	—	—
	Other Revenues	—	—	302	—	—	—
	Costs of equity	—	—	(443)	—	—	—

		11,351	—	5	—	—	—
					—	—

CEPEL	Other expenses (operating expenses)	—	—	(10,924)	—	—	—

		—	—	(10,924)	—	—	—

TME	Other liabilities	—	294	—	—	—	—
	Income from equity	—	—	75,656	—	—	—
	Charges for use of transmission grid	—	—	(2,902)	—	—	—

		—	294	72,754	—	—	—

Paranaíba Transmissora de Energia S.A.	Equity investment	17,801	—	—	—	—	—
	Income from equity	—	—	161	—	—	—
	Revenue from services	—	—	208	—	—	—

		17,801	—	369	—	—	—

		12/31/2013			12/31/2012
COMPANIES	NATURE OF THE TRANSACTION	ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT

Centrais Eolica Famosa I S.A.	Advance for future capital increase	3,807	—	—	—	—	—
	Equity investment	3,455	—	—	—	—	—
	Costs of equity	—	—	(305)	—	—	—
	Income from equity	—	—	—	—	—	—

		7,262	—	(305)	—	—	—

Centrais Eolica Pau Brasil S.A.	Advance for future capital increase	2,538	—	—	—	—	—
	Equity investment	2,302	—	—	—	—	—
	Costs of equity	—	—	(225)	—	—	—
	Income from equity	—	—	—	—	—	—

		4,840	—	(225)	—	—	—

Centrais Eolica São Paulo S.A.	Advance for future capital increase	2,856	—	—	—	—	—
	Equity investment	2,594	—	—	—	—	—
	Costs of equity	—	—	(241)	—	—	—
	Income from equity	—	—	—	—	—	—

		5,450	—	(241)	—	—	—

Centrais Eolica Rosada S.A.	Advance for future capital increase	4,759	—	—	—	—	—
	Equity investment	4,326	—	—	—	—	—
	Costs of equity	—	—	(347)	—	—	—
	Income from equity	—	—	—	—	—	—

		9,085	—	(347)	—	—	—

ESBR Part.	Equity investment	—	—	—	939,825	—	—
	Other comprehensive income	—	—	—	—	(231)	—
	Costs of equity	—	—	—	—	—	(4,352)

		—	—	—	939,825	(231)	(4,352)

FOTE	Equity investment	5	—	—	—	—	—

		5	—	—	—	—	—

Vale do São Bartolomeu Transmissora de Energia S.A.	Other Revenues	—	—	16	—	—	—
	Equity investment	663	—	—	—	—	—

		663	—	16	—	—	—

PUNAÚ I EÓLICA S.A	Equity investment	123	—	—	—	—	—

		123	—	—	—	—	—

CARNAÚBA I EÓLICA S.A.	Equity investment	113	—	—	—	—	—

		113	—	—	—	—	—

CARNAÚBA II EÓLICA S.A.	Equity investment	93	—	—	—	—	—

		93	—	—	—	—	—

CARNAÚBA III EÓLICA S.A.	Equity investment	83	—	—	—	—	—

		83	—	—	—	—	—

CARNAÚBA V EÓLICA S.A.	Equity investment	123	—	—	—	—	—

		123	—	—	—	—	—

CERVANTES I EÓLICA S.A.	Equity investment	83	—	—	—	—	—

		83	—	—	—	—	—

CERVANTES II EÓLICA S.A.	Equity investment	64	—	—	—	—	—

		64	—	—	—	—	—

BOM JESUS EÓLICA S.A.	Equity investment	93	—	—	—	—	—

		93	—	—	—	—	—

CACHOEIRA EÓLICA S.A	Equity investment	64	—	—	—	—	—

		64	—	—	—	—	—

PITIMBU EÓLICA S.A	Equity investment	93	—	—	—	—	—

		93	—	—	—	—	—

SÃO CAETANO EÓLICA S.A	Equity investment	132	—	—	—	—	—

		132	—	—	—	—	—

		12/31/2013			12/31/2012
COMPANIES	NATURE OF THE TRANSACTION	ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT

SÃO CAETANO I EÓLICA S.A	Equity investment	93	—	—	—	—	—

		93	—	—	—	—	—

SÃO GALVÃO EÓLICA S.A.	Equity investment	122	—	—	—	—	—

		122	—	—	—	—	—
SINOP	Income from equity	—	—	1	—	—	—

		—	—	1	—	—	—

Ventos de Santa Joana IX	Equity investment	7,690	—	—	—	—	—

		7,690	—	—	—	—	—

Ventos de Santa Joana X	Equity investment	7,690	—	—	—	—	—

		7,690	—	—	—	—	—

Ventos de Santa Joana XI	Equity investment	7,690	—	—	—	—	—

		7,690	—	—	—	—	—

Ventos de Santa Joana XII	Equity investment	7,690	—	—	—	—	—

		7,690	—	—	—	—	—

Ventos de Santa Joana XIII	Equity investment	7,690	—	—	—	—	—

		7,690	—	—	—	—	—

Ventos de Santa Joana XV	Equity investment	7,690	—	—	—	—	—

		7,690	—	—	—	—	—

Ventos de Santa Joana XVI	Equity investment	7,690	—	—	—	—	—

		7,690	—	—	—	—	—

NOTE 47 – REMUNERATION OF KEY PERSONNEL

The remuneration of the Company’s key personnel (officers and directors) is as follows:

	12/31/2013	12/31/2012	12/31/2011 *
Remuneration of Directors and Advisors	25,548	22,432	30,457
Salaries and social charges	5,698	5,046	6,371
other	2,617	3,029	4,146

	33,863	30,507	40,974

*	We have not restated data for 2011 to reflect the application of IFRS 11.

NOTE 48 – SUBSEQUENT EVENTS

48.1 Transmission Auction of the Belo Monte Hydroelectric Complex

On February 7, 2014, the consortium formed by Furnas (24.5%) , Eletronorte (24.5%) and Chinese company State Grid Brasil Holding (51%) successfully bid in the auction Transmission No. 11 /2013 ANEEL held at the Bovespa in São Paulo, for the transmission system Hydroelectric Complex (CHE) Belo Monte, under construction on the Xingu River. This includes the construction, installation, operation and maintenance of the project, and was won with a bid of R$ 434,647, representing 38% discount on the Maximum Annual Revenue (approximately R$ 701,040). The investment is estimated at R$ 5 billion.

The transmission system will allow the flow of electricity from the Belo Monte Hydroelectric Complex of the National Interconnected System through a transmission system on an extra-high voltage direct current of ± 800 kV, unprecedented in the country. The circuit consists of two converter stations from 500 kV AC to DC ± 800 kV. The first will be capable of converting 4,000 MW and will be built on the Xingu substation (500 kV), located 17 km from the plant, which connects the Manaus interconnection to Tucuruí, and the latter will be capable of converting 3,850 MW and will be built adjoining the Strait substation in the Minas Gerais area.

The Transmission Line from Strait to Xingu (± 800kV) will connect the two stations and will have a length of 2092 km, crossing the states of Pará, Tocantins, Goiás and Minas Gerais. The scheduled completion of the transmission system is January 2018 and the concession period is 30 years.

48.2 Contract of Acknowledgement of Debt – Amazonas Energia

The Board of Amazonas Distribuidora de Energia S.A. resolved to approve and submit to the Board of Directors, and subsequently forward to Eletrobras, the signing of the Confession of Debt (CCD), with installments, with Petrobras Distribuidora S.A. in the amount of R$ 1,112,806, as of 31/12/2013, payable in 85 monthly installments of R$ 13,092, adjusted by the Selic rate at the date of payment of each installment. This transaction yielded no effect on net income in 2013.

48.3 Acquisition of shareholding – Eletronorte

The Board approved on October 2, 2013, the acquisition of the shareholding of Abengoa Concessões Brasil Holding S.A., by the Special Purpose Company, the Linha Verde Transmissora de Energia S.A., involving the acquisition by Eletronorte of the entire stake in the investment.

The Board of Directors of Eletrobras approved the transaction in February 2014. However, the transaction is subject to approval from the National Electric Energy Agency - ANEEL and the Administrative Council for Economic Defense - CADE, and Banco da Amazonia as the latter is responsible for the financing obtained from the Linha Verde Transmissora de Energia S.A.

48.4 Succession Plan Program Employee – Electronuclear

The Company established, in February 2014, the Employees Succession Plan Program - ESPP, as approved at the 282nd meeting of the Board of Directors of Eletronuclear on 19/12/2012, with a start date of March 2014 and the beginning of disbursements in August 2014, taking into account the cash flow of the Company in the second half of 2014. Pursuant to corporate law, once the amounts under the ESPP are fully recognized, there may be a significant effect on the company’s results for the years 2014 and possibly 2015.

48.5 Generation Auction 009 / 2013 – Eletrosul

On January 28, 2014, the subsidiary Eletrosul became one of the new Special Purpose Entities (SPE), as shown below, formed as a result of the auction 009/2013-ANEEL generation.

SPE	Parque Eólico	% Part.	Shareholder	%	Nominal Potential (MW)	Physical Guarantee (MWm)
Eólica Hermengildo I S.A.	Verace 24	99.99%	Renobrax	0.01%	18.7	9.2
	Verace 25				6.8	3.3
	Verace 26				13.6	7
	Verace 27				15.3	7.9

Eólica Hermengildo II S.A.	Verace 28	99.99%	Renobrax	0.01%	11.9	5.9
	Verace 29				17	8.3
	Verace 30				17	8.2
	Verace 31				8.5	4.2

Eólica Hermengildo III S.A.	Verace 34	99.99%	Renobrax	0.01%	13.6	6.7
	Verace 35				11.9	5.8
	Verace 36				20.4	9.7

Eólica Coxilha Seca S.A.	Capão Inglês	99.99%	Renobrax	0.01%	10	3.9
	Colhilha Seca				30	11.8
	Galpões				8	3

Eólica Chuí IX S.A.	Chuí 09	99.99%	Renobrax	0.01%	17	7.8

48.6 UTEs Rio Branco I and Rio Branco II

ANEEL, pursuant to their duties, recommended to the Ministry of Mines and Energy (MME) the dissolution of the released public entities of Thermal Power Plants (TPPs) Rio Branco I and Rio Branco II, granted to the Company by DNAEE Ordinance No. 156/1990, in addition to ruling not to attempt the termination of the authorization to compensate for unrecovered investment.

The balances of these TPPs on December 31, 2013, are fully provisioned in Eletronorte.

48.7 CELG Distribution

On January 29, 2014, the Memorandum of Understanding was signed between Eletrobras, the state of Goiás, CELG Company Holdings - Celgpar and CELG Distribution SA - CELG D, aiming to continue negotiations for the purchase of up to 51% (fifty one percent) of common shares of CELG D by Eletrobras, under legal agreements previously concluded.

48.8 Recovery Plan – Energy Network (CEMAT)

Through the Authorizing Resolution No. 4,510, of January 28, 2014, ANEEL consented to the transfer of corporate control of Grupo Rede Energia to Energisa S.A. The resolution also approved the plan submitted by Rede Energia Group and detailed by Energisa Group for the recovery and correction of faults and transgressions which gave rise to intervention in the group’s distribution network. The transfer of control of the Network Group is also subject to the fulfillment of other conditions precedent set forth in the Commitment Investment, Purchase and Sale of Shares and Other Covenants, entered into between Energisa and the controlling shareholder of the Network Group.

48.9 UHE Itaparica – Transfer of infrastructure for the common use of irrigated perimeters of Itaparica of CHESF to Codevasf

According to the Ministerial Notice No. 35/2014/GM-MME, the Ministry of National Integration is enabling the transfer of infrastructure for the common use of irrigated perimeters of Itaparica of CHESF to Codevasf. In this sense, Codevasf is taking steps to enable the Company to take over the Operation and Maintenance of Irrigation Infrastructure in common use from June 1, 2014 (see note 35).

José da Costa Carvalho Neto	Armando Casado de Araújo
President	CFO and Investor Relations

Valter Luiz Cardeal de Souza	Manoel Aguinaldo Guimarães
Director of Generation	Director of Administration - Interim

Luis Hiroshi Sakamoto	José Antônio Muniz Lopes
Director of Distribution - interim	Director of Transmission

Rodrigo Vilella Ruiz

Accountant

CRC 088488/9 O - DF