Form 20-F
period 2014-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2016-10-11
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. –ELETROBRAS

(exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(translation of registrant’s name into English)

Federative Republic of Brazil

(jurisdiction of incorporation or organization)

Avenida Presidente Vargas, 409 – 9th floor, Edifício Herm. Stoltz – Centro, CEP 20071-003, Rio de Janeiro, RJ, Brazil

(address of principal executive offices)

Armando Casado de Araujo

Chief Financial Officer and Chief Investor Relations Officer

(55 21) 2514-6435 – df@eletrobras.com.br

Avenida Presidente Vargas 409, 13th floor,

20071-003 - Rio de Janeiro – RJ – Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014 was:

1,087,050,297	Common Shares
146,920	Class A Preferred Shares
265,436,883	Class B Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12-b-2 of the Exchange Act.

Large accelerated filer  ☒                Accelerated filer  ☐                Non accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other	☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17     ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act.).    ☐  Yes    ☒  No

EXHIBITS

EXHIBIT 3.2	BYLAWS

EXHIBIT 8.1	SUBSIDIARIES OF ELETROBRAS

EXHIBIT 12.1	CERTIFICATION

EXHIBIT 12.2	CERTIFICATION

EXHIBIT 13.1	CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

EXHIBIT 13.2	CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

EXPLANATORY NOTE

The filing of this annual report for 2014 was delayed because we required additional time to conduct an investigation into certain allegations relating to “Operação Lava Jato” (Operation Car Wash) and to complete the related disclosures in this annual report. We are filing our 2015 annual report on Form 20-F simultaneously with this annual report and the two annual reports should be read together.

In 2009, the Brazilian federal authorities initially focused the Lava Jato investigation at criminal organizations engaged in money laundering. The Lava Jato operation involves numerous investigations into several criminal practices focusing on crimes committed by individuals and organizations in Brazil. Since 2014, the Brazilian Federal Prosecutor’s focused part of the investigation on irregularities involving state owned companies’ contractors and suppliers and uncovered a broad payment scheme that involved a range of participants.

Although no criminal charges have been brought against the Company as part of Lava Jato, the Brazilian Federal Prosecutor’s Office made investigations on irregularities involving certain employees of the Company, contractors and suppliers, as well as certain contractors and suppliers of special purpose entities (“SPEs”) in which Eletrobras holds minority interests, involved in the construction of power generation plants.

As a response to allegations of potential illegal activities appearing in the media in 2015 relating to companies that provide services to the Company’s subsidiary, Eletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”) (specifically, “NTU Angra 3” nuclear power plant), and to certain SPEs that Eletrobras holds a minority stake, Eletrobras’ Board of Directors, hired the law firm Hogan Lovells US LLP to undertake an independent internal investigation for the purpose of assessing the eventual existence of irregularities, including violations of the U.S. Foreign Corruption Practice Act (FCPA), the Brazilian Anticorruption Law and the Eletrobras’ code of ethics (the “Independent Investigation”).

The Independent Investigation is subject to oversight by a commission that was created by the Board of Directors of Eletrobras on July 31, 2015. This commission is composed of Ms. Ellen Gracie Northfleet, a former Federal Supreme Court judge, Mr. Durval José Soledade Santos, former director of the Comissão de Valores Mobiliários (Brazilian Securities Exchange Comission), and Mr. Manoel Jeremias Leite Caldas, representative of minority shareholders (the “Independent Commission”).

The Company, Hogan Lovells and the Independent Commission have been closely monitoring the official investigations and cooperating with Brazilian and United States authorities, including the Federal Courts (Justiça Federal); the Federal Prosecutors’ Office (Ministério Público Federal or “MPF); the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”); the Council for Economic Defense (Conselho Administrativo de Defesa Economica or “CADE”), United States Department of Justice (“DOJ”) and United States Securities & Exchange Commission (“SEC”), among others, and have responded to requests for information and documents from these authorities.

On April 29, 2015, the Federal Police commenced the “Radioactivity Operation” under the 16th phase of Operation “Lava Jato”, which resulted in the imprisonment of a former officer of our subsidiary Eletrobras Termonuclear S.A – Eletronuclear. This former officer was sentenced to 43 years of prison, by the judge of the 7th Federal Criminal Court, for passive bribery, money laundering, obstruction of justice, tax evasion and participation in a criminal organization. On July 6, 2016, the Federal Police commenced “Operation Pripyat”, in which the Federal Police served arrest warrants issued by the judge of the 7th Federal Court of the District of Rio de Janeiro against former officers, officers who had already been suspended by Eletrobras’ Board of Directors as well as other parties. Formal charges of corruption, money laundering and obstruction of justice were filed against such former officers by Federal Prosecutors on July 27th, 2016. Eletrobras is assisting the prosecution in these criminal proceedings. Eletrobras intends, in the future, to persue civil remedies against these defendants.

Since the start of the investigation, the Company replaced its entire Board of Directors, hired a new CEO and a Compliance Officer, and created an independent Compliance Department to help coordinate compliance across subsidiaries. The Compliance Officer and her team oversee implementation of the new compliance program and liaise on a weekly basis with compliance managers at each subsidiary.

In instances where the Independent Committee identified contracts where irregularities may have occurred, Eletrobras evaluated those contracts and internal investigations and, when applicable, suspended those contracts. Eletrobras also took applicable administrative measures in relation to employees and officers involved in the irregularities identified by the investigation, including, when applicable, the suspension or termination of employees.

The Independent Investigation team has completed the investigation designed to identify misstatements to the Company’s consolidated financial statements. The Independent Investigation team is still in the process of performing some procedures, focusing on internal compliance matters. The Company will continue to implement compliance procedures following the conclusion of the investigation. Based on our current knowledge, the Company does not expect these additional procedures provide any additional relevant information that would materially impact its consolidated financial statements in future periods.

The investigations under Lava Jato are also still ongoing, however, and the Brazilian Federal Prosecutors Office may take a considerable amount of time to conclude its procedures. Therefore, new relevant information may be disclosed in the future, which could cause Eletrobras to recognize additional adjustments in its consolidated financial statements.

The final reports from the Independent Investigation include certain findings with their related qualitative and estimated quantitative financial statements impacts (disclosure and/or accounting) in some but not all of the power generation projects included in the scope of the investigation. The Independent Investigation reports determined overpricing related to bribery and bid-rigging (a form of fraud in which a commercial contract is promised to one party even though for the sake of appearance several other parties also present a bid. This practice is illegal in most countries) activities deemed to be of an illicit nature in some contracts, since 2008, with certain contractors and suppliers of the affected projects. The range of bribery estimated impacts is from 1% to 6% of the contract price and certain other fixed amounts, and the bid-rigging estimated impact is 10% of payments related to one specific contract (R$ 16 million). The impacts of the Independent Investigation findings on the consolidated financial statements are presented in note 4 to the consolidated financial statements under item “Impacts on the Consolidated Financial Statements”.

The Independent Investigation includes findings related to bid-rigging and bribes that would have been paid by certain contractors and suppliers hired by subsidiaries of the Company, as well as certain contractors and suppliers of some of SPEs not controlled by the Company.

The Independent Investigation includes findings related to bribes that would have been received by certain former personnel or personnel of subsidiaries or SPEs not controlled by the Company. The actions taken by the Company with respect to these people are mentioned below.

The Independent Investigation discovered bribes used to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, former personnel of subsidiaries or SPEs of Eletrobras and other individuals involved in bid-rigging. Most of alleged improper payments were made by the contractors and suppliers and by intermediaries acting on behalf of those contractors and suppliers.

In addition, the final reports from the Independent Investigation include separate findings related to possible overpricing on some of the power generation projects included within its scope of investigation. As the Independent Investigation did not conclude that such possible overpricing was caused by unlawful activity, the Company’s management does not believe that this possible overpricing would impact its consolidated financial statements.

The Independent Investigation also includes recommendations of remedial actions to be considered by the Company. The actions taken by the Company taking into consideration such recommendations are included below.

To determine the impacts to be recognized or disclosed in the Company’s financial statements, management took into consideration the conclusions reached and findings identified by the Independent Investigation, as included on each one of the final investigation reports issued for the purpose of the financial statements which were approved by the Independent Commission and those in charge of the Company’s governance, namely, the Board of Directors, the Audit Committee (Fiscal Council) and the Board of Executive Officers.

The Company concluded that, under International Accounting Standard IAS 16 – Property, Plant and Equipment, the amounts attributable to overpricing due to bribes and/or to bid-rigging deemed to be of an illicit nature, should not have been capitalized as part of the cost of its property, plant and equipment – PP&E or in the PP&E of its SPEs not controlled by the Company. Those amounts that had been capitalized as part of the contract price are not a cost attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

However, the Company is unable to determine each of the periods prior to 2014 in which the adjustments should be recorded its consolidated financial statements because of the following:

•	The information made available to the Company by the Independent Investigation or otherwise available to the Company identifies the contractors and suppliers involved in the overpricing scheme and a range period of time it was in effect and indicates certain affected contracts, but does not specify individual contractual payments that include overcharges or the reporting periods in which overpayments may have occurred (the investigation reports and findings determined that there was no reasonable basis to establish or estimate the specific periods and the amounts of overpricing that occurred);

•	As most of these alleged overpayments were made by outside contractors and suppliers, we cannot identify the exact amounts and periods that the Company may have overpaid. The information to determine the amount by which the Company was potentially overcharged by these contractors and suppliers is not contained within the Company’s accounting records or internal control systems. Also, the information used in this investigation is limited to the Company’s internal information, and that of its subsidiaries and SPEs not controlled by the Company, did not provide sufficient information to determine the amounts of such overpayments prior to 2014 and a period by period basis.;

•	Because the alleged overpayments are of an illicit nature, even though the depositions available to the investigation team revealed certain information that allowed the total estimate to be made, they did not provide sufficient information to determine the periods prior to 2014 when the overpayments have occurred, and specific records of these activities are not expected to be available; and

•	The investigation underway by the Brazilian authorities is focused on determining the involvement of the people under investigation with illegal acts, and not on obtaining quantitative information on each one of the prior periods. In addition, Brazilian legislation does not allow unrestricted access to internal records and documents of suppliers in civil lawsuits and, therefore, we do not expect to have information with respect to prior periods.

As previously discussed, there is not sufficient information to allow the Company to determine the specific period during which the Company made specific overpayments, thus the Company understands that, after exhausting all reasonable efforts, it is impracticable to determine the period-specific effects prior to 2014 of the overpayments on its consolidated financial statement, accordingly, the adjustment for the overpayments incorrectly capitalized was recognized in 2014. The Company believes this approach is the most appropriate pursuant to the requirements of IFRS for the correction of an error..

In addition, the Company has evaluated the materiality of the impact of the payment scheme on prior periods presented in its financial statements for comparative purposes considering the allocation of the payments, since 2008, in order to estimate the allocation on a pro rata basis out of each of the actual contract payments and capitalized correspondingly. The allocation exercise indicated adjustment of the overpayment that was improperly capitalized would not have been material to any of the prior periods presented for comparative purposes.

Then, applying IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, due to the impracticability of the identification of the adjustments by each prior period affected, the Company adjusted the estimated amounts of illegal payments for periods prior to 2015 in the current period (2014).

For the amounts attributable to illegal payments identified by the Company, which relate to contracts/amendments entered after December 31, 2014, they have been adjusted in 2015 consolidated financial statements. The Company did not identify any amounts after December 31, 2015 that may have been affected by the overpricing scheme.

Therefore, in 2014, the Company expensed the total of R$ 195.1 million of capitalized costs representing estimated amounts that Eletrobras subsidiaries overpaid for the acquisition of property, plant and equipment since 2008 of which R$ 132.4 millionand, as a result, a reversal of impairment provision recognized in 2014. Likewise, the Company recognized a loss of R$ 91.5 million in its results of equity method investments related to certain equity investees (SPEs not controlled by the Company). The amounts included both the findings from the final reports of the Hogan Lovells independent investigation and also the corresponding borrowing costs and other capitalized charges.

Additionally, based on the final reports of the Independent Investigation relating to financial and accounting matters, the Company expensed in 2015 R$ 16.0 million related to contracts/amendments entered after December 31, 2014, of which R$ 11.5 million was related to a reversal of a previously recognized impairment provision.

These amounts were not reported in the Company’s consolidated financial statements for the years ended December 31, 2014 and December 31, 2015, filed in Brazil with the CVM, as those statements have a different date of authorization for issue, which results in certain events being recorded in different periods in these two sets of consolidated financial statement. An English translation of the 2015 financial statements as filed in Brazil was furnished to the Securities and Exchange Commission (SEC) on Form 6-K on April 26, 2016 and an English translation of our annual report for 2015 filed with the CVM in Brazil, Formulário de Referência, was furnished to the SEC on June 6, 2016. For a further discussion of certain differences between our 2014 financial statements filed with the CVM in Brazil and our 2014 consolidated financial statements included herein, see “Presentation of Financial and Other Information”.

Under Brazilian income tax legislation, amounts related to illegal acts are not recoverable, and accordingly, the adjustment does not have any income tax impact. Also, as the findings from the Independent Investigation relate to assets under construction, there is no depreciation expense impact.

The Company did not recognize in its consolidated financial statements any effects of potential overpricing other than the estimates related to bribery activities and bid-rigging deemed to be of an illicit nature, as the Independent Investigation did not conclude that such potential overpricing is linked to any illicit activity.

The Company has not recovered and cannot estimate the recoverable amounts potentially overpaid at this time. Once and if any amounts attributable to bribery, bid-rigging or any other type of overpricing become recoverable, virtually certain to be received or are in effect received, then they will be recognized in our financial statements..

The Company believes it has taken reasonable steps to investigate the allegations relating to Lava Jato, and it will pursue relevant civil and criminal remedies.

The following sections of this annual report contain disclosures related to Operação Lava Jato:

•	Item 3, Risk Factors, contains risks related to any potential regulatory investigations, the pending civil litigation in the US, and material weaknesses in internal control over financial reporting;

•	Item 4, Information on the Company, contains information regarding property, plant and equipment, which could be affected by the ongoing Investigation;

•	Item 5, Operating and Financial Review and Prospects, contains a description of line items which may be affected by the ongoing Investigation;

•	Item 15, Controls and Procedures, contains a discussion of the implications for effectiveness of internal control over financial reporting, and for effectiveness of disclosure controls and procedures; and

•	Item 18, Financial Statements, Note 4, item XI, Accounting Estimates and Judgements – Risks related to compliance with laws and regulations contains a description of Operação Lava Jato, and a description of the potential line items affected by this

Under its code of ethics, the Company does not tolerate corruption or other any illegal business practices of its employees, contractors or suppliers, and it has therefore undertaken a number of initiatives involving its business activities and its corporate governance system.

With respect to material weakness related to our internal controls over financial reporting we would like to clarify that:

(i) in relation to the controls of the Company over the financial reporting process, the Company did not maintain an effective control environment, specifically regarding the lack of timely remedial actions related to previous years;

(ii) the Company did not maintain adequate controls regarding the preparation of the financial statements and related disclosures (at Eletrobras), including the review of the leasing process in one of the energy distribution subsidiaries (Amazonas Energia) and, finally, the monitoring of the financial situation and the related accounting reflects of the transactions made with suppliers (Furnas);

(iii) the Company did not maintain effective internal controls to ensure the completeness and accuracy of the deposits and judicial claims, including periodic reviews and update of the expected losses to the year end.

(iv) the Company did not maintain effective internal controls regarding the adequate monitoring of the investments in special purpose entities (SPEs), as well as for the related parties transactions, including failure to identify and monitor the physical and financial execution of the relevant investment projects evaluated under the equity method, lack of technical and financial terms review related to construction contracts before the bid process, adequate analysis of the proposals made by suppliers and lack of evaluation and monitoring of progress and budget of projects;

(v) the Company did not have effective internal controls over the Risk, Corruption Prevention and Compliance Program, considering the requirements of the North American legislation (FCPA - Foreign Corrupt Practices Act) and also of the Brazilian legislation (Law 12,846/2013 - anti-corruption law);

(vi) the Company did not maintain adequate internal controls that would avoid management override to the high level controls, including failure to communicate and to obtain adherence to the ethical values prescribed in the Company’s code of conduct, and an ineffective whistleblower channel due to inadequate comprehensiveness controls;

(vii) ineffective controls related to payments and capitalization of fixed assets, that would result in future economic benefits as well as the approvals related to internal controls over the capitalization process.

In order to remedy the material weakness related to our internal controls over financial reporting and implementing a compliance program, our new Board of Directors, together with our new CEO, are currently developing a series of measures and initiatives called the “Eletrobras 5 Dimensions Program”. The “Eletrobras 5 Dimensions Program” is a company-wide plan that we are developing at the Board of Directors and senior management level and implementing throughout the Company, including its subsidiaries, in order to comply with international corporate governance standards, laws and regulations, including the U.S. Sarbanes-Oxley Act of 2002, the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), the Brazilian Anticorruption Law (Law no. 12,846/2013), the rules and guidelines issued by the U.S. Securities and Exchange Commission (SEC), the Brazilian Securities Commission (CVM), the Brazilian Institute of Corporate Governance (IBGC) and the Organisation for Economic Co-operation and Development (OECD), among others.

The program seeks to:

•	Develop a new compliance-focused company culture;

•	Periodic risk assessment;

•	Internal policies and Procedures improvement (hot lines, Code of Ethics review, independent whistleblower channel, compliance program manual, contractual clauses review, due diligence for suppliers, background check procedures and investments manual review);

•	Internal promotion of improvement activities and training; and

•	Continuous monitoring, internal audit process for compliance procedures, remediation and corrective action for investigation findings.

For a further description of the “Eletrobras 5 Dimensions Compliance Program”, see item 15 below of this Form 20-F.

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

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments, other profit distributions and tax liabilities in Brazil, we also prepare, as is required, a parent company and consolidated statutory financial statements in accordance with accounting practices adopted in Brazil and with IFRS as issued by the IASB, which must be approved by our shareholders general ordinary meeting and filed with the Brazilian Exchange Commission (Comissão de Valores Mobiliários - CVM) within three months after the year end to comply with the Brazilian Corporate Law.

As we had to postpone the filing of the financial statements included herein until we were able to quantify the effects of the Independent Investigation, as explained in the Explanatory Note. Our financial statements included herein and our statutory financial statement have a different date of authorization for issue, which results in certain events being recorded in different periods in these two sets of financial statements.

In addition to the effects of the Independent Investigation, certain other subsequent events have occurred after the year ended December 31, 2014 that have required us to make adjustments to the consolidated financial statements as of and for the year then ended, which have been authorized for issuance on October 10, 2016 and are included herein.

Since the consolidated financial statements for statutory purposes had already been issued in Brazil, these events have been recorded in periods that are different than those being considered for purposes of the financial statements included herein.

Our 2014 consolidated financial statements included herein include the accounting of three subsequent events that have a quantitative impact under IAS 10 - Events after the Reporting Period, as they provided evidence of conditions that existed at the reporting date. First, our 2014 consolidated financial statements included herein reflect the conclusions of the Investigations which resulted in the expensing of costs of R$ 195.127 million that had been improperly capitalized to our assets and a reversal of impairment losses recorded of R$ 132.443 million. Likewise, the Company recognized a loss of R$ 91.464 million in its results of equity method investments related to a certain equity investee not controlled by the Company, as mentioned on Note 4.XI to the financial statements. Second, at the time we filed our 2014 statutory financial statements with the CVM on March 30, 2015, we had made certain estimates with respect to the value of some claims against Eletrobras with respect to the inflation component in the compulsory loans contingencies. In the 4th quarter of 2015 there was an adverse decision by the Brazilian Supreme Court that required us to revise and add R$ 4.141 billion to our estimates relating to this matter. This additional provision was recorded as an adjusting event in our 2014 financials included in this annual report. Third, our 2014 financial statements included herein reflect the reversal of a R$ 1.1 billion provision that we had recorded in our 2015 statutory financial statements filed with the CVM in view of the November 2015 judicial decision that conceded the merit to the ICMS (value added tax) reimbursement claim dispute in favor to our subsidiary Amazonas Distribuidora, as a subsequent adjusting event that brought information about facts and circumstances existing as of December 31, 2014. In our statutory financial statements filed with the CVM, we reflected the second and third adjustments above in our 2015 financial statements and the first one will be recognized in our 2016 statutory financial statements and in the 2016 third quarter interim financial statement to be filed with CVM.We have no intention to restate or adjust our 2014 or 2015 financial statements filed with the CVM in Brazil, which speak as of their respective date of authorization for its issue.

The table set forth below describes the differences between our statutory Brazilian Consolidated Financial Statements filed with the CVM and our Consolidated Financial Statements included herein:

12/31/2014
(R$ Thousand)
Loss for the year under statutory Consolidated Financial Statements (CVM Filed)	(2,962,502)

Reversal Impairment Angra 3 - 2014	129,799
Reversal Impairment Simplicio - 2014	2,644
Reversal Impairment Angra 3 - 2015	—
subsequent events - Compulsory Loan - 2015	(4,141,503)
subsequent events - Amazonas Energia - See Note 42	1,100,499
Investigation Findings Angra 3	(129,799)
Investigation Findings Simplicio	(2,644)
Investigation Findings Maua 3	(62,684)
Investigation Findings - equity (SPEs)	(91,464)

Total	(3,195,151)

Loss for the year under Consolidated Financial Statements (SEC Filed)	(6,157,653)

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in CELG-D. This transaction closed on January 27, 2015 when we disbursed R$ 59.5 million in respect of the acquisition. Accordingly, the balance sheet of CELG-D is fully consolidated into our balance sheet as of December 31, 2014 and the results of operations and cash flows of CELG-D are fully consolidated into our income statement and cash flows from October 1, 2014. On May 13, 2015, the Brazilian Government enacted Decree No. 8,449, which included CELG-D in the National Privatization Program (PND, or Programa Nacional de Desestatização). Accordingly, Celgpar and we deposited our shares of CELG-D with the National Privatization Fund (FND, or Fundo Nacional de Desestatização). Our shareholders’ meeting held on December 28, 2015, approved the sale of our shares of CELG-D and since then CELG D has been available for sale. The privatization process was expected to be arranged by BM&FBOVESPA and to be held in the first half of 2016. However, the Commission of Bidding relating to the Privatization Auction of CELG-D, designated by the Ordinance PRESI 093/2016 – BNDES of June 29, 2016, announced on August 2016 that the bid was considered cancelled due to lack of bidders. Accordingly, the Investments Partnership Program of the Presidency of the Republic (Programa de Parceria de Investimentos da Presidência da República – PPI) reviewed, on September 14, 2016, the privatization conditions approved by the National Council on Privatization (“CND”) and BNDES, in order to launch a new bid in 2016 to privatize CELG D. The Board of Investment Partnerships Program of the Federal Government approved the Resolution 7/2016 in which are being listed the new minimum conditions and new price for sale, by Eletrobras, of its shareholding participation in CELG Distribuição S.A (“Celg-D”). The new market value approved by the PPI for CELG D is R$ 4.448 billion (four billion, four hundred forty-eight million). However, considering the debts and other liabilities in the amount of R$ 2.656 billion (two billion, six hundred fifty-six million), as of June 2016, the net value of CELG D is R$ 1.792 billion (one billion, seven hundred ninety-two million). In the privatization process, Eletrobras intends to sell its entire stake in CELG D, equivalent to 50.9% of the share capital. The shareholders of Eletrobras are invited to attend the Extraordinary General Meeting to be held on October 24, 2016 to deliberate about this sale.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not to renew the concessions of Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia and that by December 31, 2017 Eletrobras will transfer the control of these distributions. Once the company decides about the conditions about this sales, the distribution segment may be classified as discontinued operations, based on IFRS 5.

We revised our consolidated financial statements as of and for the years ended December 31, 2013 and 2012. Subsequent to the issuance of our 2013 consolidated financial statements, which were originally approved for issuance by the Board of Directors on March 27, 2014, our management determined that the measurement of our finance leasing had to be corrected for an error. As a result, the consolidated financial statements have been revised and corrected in specific lines of the balance sheet and income statement from the amounts previously reported to reflect the assets and liabilities at the adjusted present value of the minimum lease payments. The effects of this revision had no material impact on our net loss for the periods. See note 3.29 to our consolidated financial statements for the year ended December 31, 2014 for a description of the adjustment and its impact on our consolidated financial statements. Our financial information as of and for the years ended December 31, 2014, 2013 and 2012 reflects the effects of the adjustment and these consolidated financial statements are fully comparable. In 2013, we applied IFRS 11 (Joint Arrangements) beginning on January 1, 2012, based on the issued amendments to IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements) and IFRS 12 (Disclosure of Interests in Other Entities) revising the transition guidance to provide relief from full retrospective application.

In this annual report, the term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian Government” refers to the federal government of Brazil. The term “Central Bank” refers to the Central Bank. The terms “real” and “reais” and the symbol “R$ “ refer to the legal currency of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States of America.

Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Terms contained within this annual report have the following meanings:

•	Amazonas Energia, which engaged in generation, transmission and distribution in the State of Amazonas until 2015 when our shareholders approved its corporate split into Amazonas D and Amazonas GT;

•	Amazonas D or Amazonas Energia Distribuição: Amazonas Distribuidora de Energia S.A, a distribution company wholly owned by Eletrobras and operating in the State of Amazonas;

•	Amazonas GT or Amazonas Energia Geração e Transmissão: Amazonas Geração e Transmissão de Energia S.A., a generation and transmission company wholly owned by Eletrobras and operating in the State of Amazonas;

•	ANDE: Administración Nacional de Electricidad;

•	ANEEL: Agência Nacional de Energia Elétrica, the Brazilian Electric Power Agency;

•	Average tariff or rate: total sales revenue divided by total MWh sold for each relevant period, including unbilled electricity. Total sales revenue, for the purpose of computing average tariff or rate, includes both gross billings before deducting VAT and other taxes and unbilled electricity sales upon which such taxes have not yet accrued;

•	Basic Network: interconnected transmission lines, dams, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL;

•	BNDES: Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

•	Brazilian Corporate Law: Law No. 6,404 of December 15, 1976, as amended;

•	Capacity charge: the charge for purchases or sales based on contracted firm capacity whether or not consumed;

•	CCC Account: Conta de Consumo de Combustível, or Fuel Consumption Account;

•	CCEAR: Contratos de Comercialização de Energia no Ambiente Regulado, contracts for the commercialization of energy in the Regulated Market;

•	CCEE: Câmara de Comercialização de Energia Elétrica, the Brazilian electric energy trading chamber;

•	CDE Account: Conta de Desenvolvimento Energético, the energy development account;

•	CELG-D: CELG-Distribuição S.A., a distribution subsidiary of Eletrobras;

•	Cepel: Centro de Pesquisas de Energia Elétrica, a research center of the Brazilian electric sector;

•	CGTEE: Companhia de Geração Térmica de Energia Elétrica, a generation subsidiary of Eletrobras;

•	Chesf: Companhia Hidro Elétrica do São Francisco, a generation and transmission subsidiary of Eletrobras;

•	CMN: Conselho Monetário Nacional, the highest authority responsible for Brazilian monetary and financial policy;

•	CNEN: Comissão Nacional de Energia Nuclear S.A., the Brazilian national commission for nuclear energy;

•	CNPE: Conselho Nacional de Política Energética, the advisory agency to the President of the Republic of Brazil for the formulation of policies and guidelines in the Energy sector;

•	Concessionaires or concessionaire companies: companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987 (dated February 1995), as amended, and Law No. 9,074 (the Power Sector Law, dated July 7, 1995), as amended (together, the “Concessions Laws”);

•	CEAL: Companhia Energética de Alagoas, a distribution company operating in the State of Alagoas;

•	CEPISA: Companhia Energética de Piauí, a distribution company operating in the State of Piauí;

•	CERON: Centrais Elétricas de Rondônia, a distribution company operating in the State of Rondônia;

•	Boa Vista Energia, formerly known as Boa Vista Energia S.A., a distribution company operating in the city of Boa Vista, in the State of Roraima;

•	Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts;

•	Distributor: an entity supplying electrical energy to a group of customers by means of a distribution network;

•	DNAEE: Departamento Nacional de Águas e Energia Elétrica, the Brazilian national department of water and electrical energy;

•	Electricity Regulatory Law: Law No. 10,848 (Lei do Setor Elétrico), enacted on March 15, 2004, as amended, and which regulates the operations of companies in the electricity industry;

•	Eletroacre: Companhia de Eletricidade de Acre, a distribution company operating in the State of Acre;

•	Eletrobras: Centrais Elétricas Brasileiras S.A. – Eletrobras;

•	Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. – LightPar);

•	Eletronorte: Centrais Elétricas do Norte do Brasil S.A., a generation and transmission subsidiary of Eletrobras;

•	Eletronuclear: Eletrobras Termonuclear S.A., a generation subsidiary of Eletrobras;

•	Eletrosul: Eletrosul Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	Energy charge: the variable charge for purchases or sales based on actual electricity consumed;

•	Environmental Crimes Act: Law No. 9,605, dated February 12, 1998, as amended;

•	Final consumer (end user): a party who uses electricity for its own needs;

•	FND: Fundo Nacional de Desestatização, the national privatization fund;

•	Free consumers: customers that were connected to the system after July 8, 1995 and have a contracted demand above 3 MW at any voltage level; or customers that were connected to the system prior to July 8, 1995 and have a contracted demand above 3 MW at voltage level higher than or equal to 69 kV;

•	Free Market or ACL: Ambiente de Contratação Livre, the Brazilian unregulated energy market;

•	Furnas: Furnas Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	GCE: Câmara de Gestão da Crise de Energia Elétrica, the Brazilian energy crisis management chamber;

•	Gigawatt (GW): one billion watts;

•	Gigawatt hour (GWh): one gigawatt of power supplied or demanded for one hour, or one billion watt hours;

•	High voltage: a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs);

•	Hydroelectric plant or hydroelectric facility or hydroelectric power unity (HPU): a generating unit that uses water power to drive the electric generator;

•	IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	IGP-M: Índice Geral de Precos-Mercado, the Brazilian general market price index, similar to the retail price index;

•	Installed capacity: the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer;

•	Interconnected Power System or SIN: Sistema Interligado Nacional, systems or networks for the transmission of energy, connected together by means of one or more links (lines and/or transformers);

•	Isolated system: generation facilities not connected to the SIN;

•	Itaipu: Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay;

•	Kilovolt (kV): one thousand volts;

•	Kilowatt (kW): 1,000 watts;

•	Kilowatt Hour (kWh): one kilowatt of power supplied or demanded for one hour;

•	Megawatt (MW): one million watts;

•	Megawatt hour (MWh): one megawatt of power supplied or demanded for one hour, or one million watt hours;

•	Mixed capital company: pursuant to Brazilian Corporate Law, a company with public and private sector shareholders, but controlled by the public sector;

•	MME: Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy;

•	National Environmental Policy Act: Law No. 6,938, dated August 31, 1981, as amended;

•	Northeast region: the States of Alagoas, Bahia, Ceará, Maranhão, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe;

•	ONS: Operador Nacional do Sistema Elétrico, the national system operator;

•	Power Sector Law: Law No. 9,074 of July 7, 1997, as amended;

•	Procel: Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electrical energy conservation program;

•	Proinfa: Programa de Incentivo às Fontes Alternativas de Energia, the program for incentives to develop alternative energy sources;

•	Regulated Market or ACR: Ambiente de Contratação Regulada, the Brazilian regulated energy market;

•	RGR Fund: Reserva Global de Reversão, a fund we administer, funded by consumers and providing compensation to all concessionaires for non-renewal or expropriation of their concessions used as source of funds for the expansion and improvement of the electrical energy sector;

•	Selic rate: an official overnight government rate applied to funds traded through the purchase and sale of public debt securities established by the special system for custody and settlement;

•	Small Hydroelectric Power Plants or PCHs: Pequena Central Hidrelétrica, hydroelectric power plants with capacity from 1 MW to 30 MW;

•	Substation: an assemblage of equipment which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system;

•	TFSEE: Taxa de Fiscalização de Serviços de Energia Elétrica, the fee for the supervision of electricity energy services;

•	Thermoelectric plant or thermoelectric power unity (TPU): a generating unit which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator;

•	Transmission: the bulk transfer of electricity from generating facilities to the distribution system at load center station by means of the transmission grid (in lines with capacity between 69 kV and 525 kV);

•	TWh: Terawatt hour (1,000 Gigawatt hours);

•	U.S. GAAP: generally accepted accounting principles in the United States;

•	UBP Fund: Fundo de Uso de Bem Público, the public asset use fund;

•	Volt (V): the basic unit of electric force analogous to water pressure in pounds per square inch; and

•	Watt: the basic unit of electrical power.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition or results of operations and the impact of future plans and strategies. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•	general economic, regulatory, political and business conditions in Brazil and abroad;

•	interest rate fluctuations, inflation and the value of the real in relation to the U.S. dollar;

•	changes in volumes and patterns of customer electricity usage;

•	competitive conditions in Brazil’s electricity generation, transmission and distribution markets;

•	the effects of competition;

•	our level of debt and ability to obtain financing;

•	the likelihood that we will receive payment in connection with account receivables;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

•	our financing and capital expenditure plans;

•	our ability to serve our customers on a satisfactory basis;

•	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters;

•	our ability to execute our business strategy, including our growth strategy;

•	adoption of measures by the granting authorities in connection with our concession agreements;

•	changes in other laws and regulations, including, among others, those affecting tax and environmental matters;

•	future actions that may be taken by the Brazilian Government, our controlling shareholder;

•	the outcome of the ongoing corruption Investigations and any new facts or information that may arise in relation to Operação Lava Jato including any accounting, legal, reputational and political effects;

•	the outcome of our tax, civil and other legal proceedings, including class actions or enforcement or other proceedings brought by governmental and regulatory agencies; and

•	other risk factors as set forth under “Item 3.D, Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Background

The tables below present our selected financial data as of and for years ended December 31, 2014, 2013, 2012, 2011 and 2010. Our selected financial data as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 were derived from our consolidated financial statements, which appear elsewhere in this annual report prepared in accordance with IFRS, as issued by the IASB. As in “Presentation of Financial and Other Information” and in further detail in note 3.29 to our audited consolidated financial statements, we also revised our selected financial data as of and for the year ended December 31, 2013 and 2012 as a result of an adjustment to reflect the assets and liabilities at the remeasured present value of the minimum lease payments. You should read our selected financial data in conjunction with our consolidated financial statements and the related notes included in this annual report. Our selected financial data as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 were derived from our audited consolidated financial statements that are not included in this annual report. Because we did not restate these consolidated financial statements, and the related financial data to reflect the adoption of IFRS 11 (Joint Arrangements) January 1, 2012, they are not comparable to our consolidated financial statements and the financial data as of and for the years ended December 31, 2014, 2013 and 2012. Following the completion of the Internal Investigation, the Company will continue to implement compliance procedures. Based on the findings to date, the Company does not expect these additional procedures to materially impact its financial statements in future periods.

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in CELG-D. This transaction closed on January 27, 2015 when we disbursed R$ 59.5 million in respect of the acquisition. Accordingly, the balance sheet of CELG-D is fully consolidated into our balance sheet as of December 31, 2014 and the results of operations and cash flows of CELG-D are fully consolidated into our income statement and cash flows from October 1, 2014. On May 13, 2015, the Brazilian Government enacted Decree No. 8,449, which included CELG-D in the National Privatization Program (PND, or Programa Nacional de Desestatização). Accordingly, Celgpar and we deposited our shares of CELG-D with the National Privatization Fund (FND, or Fundo Nacional de Desestatização). Our shareholders’ meeting held on December 28, 2015, approved the sale of our shares of CELG-D and since then CELG D has been available for sale. The privatization process was expected to be arranged by BM&FBOVESPA and to be held in the first half of 2016. However, the Commission of Bidding relating to the Privatization Auction of CELG-D, designated by the Ordinance PRESI 093/2016 – BNDES of June 29, 2016, announced on August 2016 that the bid was considered cancelled due to lack of bidders. Accordingly, the Investments Partnership Program of the Presidency of the Republic reviewed, on September 14, 2016, the privatization conditions approved by the National Council on Privatization (“CND”) and BNDES, in order to launch a new bid in 2016 to privatize CELG D. The Board of Investment Partnerships Program of the Federal Government approved the Resolution 7/2016 in which are being listed the new minimum conditions and new price for sale, by Eletrobras, of its shareholding participation in CELG Distribuição S.A (“Celg-D”). The new market value approved by the PPI for CELG D is R$ 4.448 billion (four billion, four hundred forty-eight million). However, considering the debts and other liabilities in the amount of R$ 2.656 billion (two billion, six hundred fifty-six million), as of June 2016, the net value of CELG D is R$ 1.792 billion (one billion, seven hundred ninety-two million). In the privatization process, Eletrobras intends to sell its entire stake in CELG D, equivalent to 50.9% of the share capital. The shareholders of Eletrobras are invited to attend the Extraordinary General Meeting to be held on October 24, 2016 to deliberate about this sale.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not to renew the concessions of CEPISA; CEAL; ELETROACRE; CERON; BOA VISTA ENERGIA; and

AMAZONAS ENERGIA and that by December 31, 2017 Eletrobras will transfer the control of these distributions. Once the company decides about the conditions about this sales, the distribution segment may be classified as discontinued operations, based on IFRS 5.

The following paragraphs discuss some important features of the presentation of the selected financial data and our consolidated financial statements. These features should be considered when evaluating the selected financial data.

A. Selected Financial Data

Consolidated Balance Sheet Data

	As of December 31,
	2014	2013(1)	2012(1)	2011(2)	2010(2)
	(R$ thousands)
Assets:
Cash and cash equivalents	1,407,078	3,597,583	2,501,515	3,109,844	9,220,169
Marketable securities	3,730,345	6,095,908	6,352,791	11,031,953	6,774,073
Accounts Receivable	4,427,216	3,587,282	4,082,695	4,069,402	3,779,930
Financial asset of concession agreements	3,437,521	1,168,002	318,293	1,271,365	1,723,522
Loans and financings	2,696,021	2,838,503	2,611,830	2,622,304	1,359,269
Reimbursement rights	3,673,639	10,910,073	7,302,160	3,498,606	1,704,239
Indemnifications – Law 12,783	3,738,295	3,476,495	8,882,836	—	—
Other Receivables	7,441,078	7,405,987	9,817,716	8,364,697	8,008,669
Total current assets	30,551,193	39,079,833	41,869,836	33,968,171	32,569,871
Total non-current assets	113,926,357	99,514,556	100,784,392	105,435,645	114,331,131

Total assets	144,477,550	138,594,389	142,654,228	139,403,816	146,901,001

Liabilities and shareholders’ equity:
Current liabilities	19,284,008	25,620,305	25,232,091	21,130,177	18,369,511

Non-current liabilities	71,540,193	51,396,788	49,352,870	41,057,471	58,001,080
Capital Stock	31,305,331	31,305,331	31,305,331	31,305,331	26,156,567
Other shareholders’ equity	22,348,018	30,271,965	36,763,936	45,910,837	44,373,844

Total liabilities and shareholders’ equity	144,477,550	138,594,389	142,654,228	139,403,816	146,901,001

Non-Controlling interest	308,949	195,198	196,648	372,659	226,296

(1)	We revised our consolidated financial statements as of and for the year ended December 31, 2013 and 2012. See note 3.29 to our consolidated financial statements for a description of the adjustment and its impact on our consolidated financial statements. Our financial information as of and for the years ended December 31, 2014, 2013 and 2012 reflects the effects of the adjustment and these consolidated financial statements are fully comparable.
(2)	We have not revised data for 2011 and 2010 to reflect the adoption of IFRS 11 at December 31, 2013.

Consolidated Statements of Profit and Loss Data

	For the year ended December 31,
	2014	2013(1)	2012(1)	2011(2)	2010(2)
	(R$ thousands)
Net operating revenue	30,137,807	23,835,644	28,014,296	29,532,744	26,832,085
Operating expenses/costs	(33,786,137)	(29,215,079)	(27,652,911)	(25,389,902)	(23,090,468)
Investigation Findings	(195,127)	—	—	—	—
Financial result	694,625	376,684	1,839,213	234,453	(364,122)
Result/(loss) before participation in associates and other investments	(3,148,832)	(5,002,751)	2,200,598	4,056,037	3,377,495
Result of participation in associates and other investments	(1,308,304)	177,768	612,202	482,785	669,755
Income/(loss) before effects of Law 12,783	(4,457,135)	(4,824,983)	2,812,800	4,538,822	4,047,250
Effects – Law 12,783	—	—	(10,085,380)	—	—
Income/(loss) before income tax and social contribution	(4,457,135)	(4,824,983)	(7,272,580)	4,538,822	4,047,250
Income tax and Social Contribution	(1,700,518)	(1,366,678)	490,642	(776,803)	(1,494,265)

Net income (loss) for the year	(6,157,653)	(6,191,661)	(6,781,938)	3,762,019	2,552,985

Attributable to controlling shareholders	(6,226,206)	(6,186,949)	(6,735,202)	3,732,565	2,247,913
Attributable to non-controlling shareholders	68,553	(4,712)	(46,736)	29,454	305,072
Net Income (loss) of the year per share	(4.60)	(4.57)	(4.98)	2.78	2.25

(1)	We revised our consolidated financial statements as of and for the year ended December 31, 2013 and 2012. See note 3.29 to our consolidated financial statements for a description of the adjustment and its impact on our consolidated financial statements. Our financial information as of and for the years ended December 31, 2014, 2013 and 2012 reflects the effects of the adjustment and these consolidated financial statements are fully comparable.
(2)	We have not revised data for 2011 and 2010 to reflect the adoption of IFRS 11 at December 31, 2013

Brazilian Corporate Law and our by-laws provide that we must pay our shareholders mandatory dividends equal to at least 25% of our adjusted net income for the preceding fiscal year. In addition, our by-laws require us to give: (i) class “A” preferred shares a priority in the distribution of dividends, at 8% each year over the capital linked to those shares; and (ii) class “B” preferred shares that were issued on or after June 23, 1969 a priority in the distribution of dividends, at 6% each year over the capital linked to those shares. In addition, preferred shares must receive a dividend 10% over the dividend paid to the common shares. For further information regarding dividend payments and circumstances in which dividend payments may not be made see “Risk Factors—Risks Relating to our Shares and ADS—You may not receive dividend payments if we incur net losses or our net profit does not reach certain levels”.

The following table sets out our declared dividends for the periods indicated:

	Year
	2014(1)		2013(1)	2012(1)
	(R$ )
Common Shares	—		0.40	0.40
Class A Preferred Shares	—	(2)	2.18	2.18
Class B Preferred Shares	—	(2)	1.63	1.63

(1)	Interest on own capital.
(2)	In the Financial Statement of 31/12/2014 there was no Declared Dividends, but in our 55th Shareholders Meeting held on April 30, 2015we approved the payment of the balance the profit reserve account in the amount of R$ 26 million in favor of our Class A Preferred shareholders and Class B Preferred shareholders.This amount was paid in 2015.

The following table sets forth a summary of dividends/interest on own capital declared per share for the periods presented, at the time declared.

Dividend per Share

	Declared		Paid(1) (2)		Declared		Paid(1) (2)
	On 12/31/2010		On 06/29/2011		On 12/31/2011		On 5/29/2012
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.832245170	1.386686902	0.877358220	1.380084480	1.231779162	2.310571353	1.280047007	0.641820601
Preferred A	2.174043683	3.622391585	2.291890859	3.605144321	2.178256581	4.085973695	2.263612588	1.134984250
Preferred B	1.630533280	2.716794551	1.718918690	2.703859099	1.633692440	3.064480279	1.697709445	0.851238189

	Declared		Paid(1) (2)		Declared		Paid(1) (2)
	On 12/31/2012		On 9/20/2013		On 12/31/2013		On 5/29/2014
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.399210837	0.195356416	0.421402082	0.191086057	0.39921083663	0.17640779347	0.39921083663	0.17640779347
Preferred A	2.178256581	1.065944008	2.299341032	1.042643192	2.17825658673	0.96255262339	2.17825658673	0.96255262339
Preferred B	1.633692440	0.799458008	1.724505778	0.781982396	1.63369244005	0.72191446754	1.63369244005	0.72191446754

(1)	Adjusted by Selic rate variation.
(2)	All the dividends paid were declared in the previous year.

Exchange Controls and Foreign Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and since then, the real/U.S. dollar exchange rate has fluctuated considerably. Until early 2003, the value of the real declined relative to the U.S. dollar and then began to stabilize. The real appreciated against the U.S. dollar in 2004-2007. In 2008, as a result of the worsening of the global financial and economic crisis the real depreciated 31.9% against the U.S. dollar, and on December 31, 2008 the exchange rate of the real in relation to the U.S. dollar was R$ 2.34 per U.S.$1.00. In 2009, the real appreciated 25.5% against the U.S. dollar, due to improved economic conditions in Brazil. In 2010, the real appreciated 4.3% against the U.S. dollar. In 2011, the real depreciated 12.6% against the U.S. dollar. In 2012, the real depreciated 8.9% against the U.S. dollar. In 2013, the real depreciated 14.6% against the U.S. dollar. In 2014, the real depreciated 11.8% against the U.S. dollar. In the past, the Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian Government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. We cannot assure that the real will not continue to depreciate substantially or appreciate against the U.S. dollar in the near future.

The following table sets forth the period end, average, high and low selling rates published by the Central Bank expressed in reais per U.S.$ for the years and dates indicated.

	Reais per U.S. Dollar
Year Ended	Period-end	Average	Low	High
December 31, 2010	1.6662	1.7593	1.6554	1.8811
December 31, 2011	1.8758	1.6746	1.5345	1.9016
December 31, 2012	2.0435	1.9550	1.7024	2.1121
December 31, 2013	2.3426	2.1605	1.9528	2.4457
December 31, 2014	2.6562	2.3547	2.1974	2.7403
December 31, 2015	3.9048	3.3387	2.5754	4.1949

The following table sets forth the period end, high and low commercial market/foreign exchange market selling rates published by the Central Bank expressed in reais per U.S.$ for the periods and dates indicated.

	Reais per U.S. Dollar
Month	Period-end	Average	Low	High
January 2016	4.0428	4.0524	3.9863	4.1558
February 2016	3.9796	3.9737	3.8653	4.0492
March 2016	3.5589	3.7039	3.5589	3.9913
April 2016	3.4508	3.5658	3.4508	3.6921
May 2016	3.5951	3.5393	3.4645	3.6168
June 2016	3.2098	3.4245	3.2098	3.6126

	Reais per U.S. Dollar
Month	Period-end	Average	Low	High
July 2016	3.2390	3.2756	3.2298	3.3388
August 2016	3.2403	3.2097	3.1302	3.2733
September 2016	3.2462	3.2564	3.1934	3.3326

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Company

As a state-controlled company involved in many large infrastructure projects in Brazil, we or our employees may be accused, in the media or otherwise, of accepting illegal payments.

As a result of our NYSE listing, we are subject to the U.S. Foreign Corrupt Practices Act (as amended), or FCPA, and the disclosure requirements under the U.S. Securities Exchange Act of 1934. In addition, we are subject to broad anti-corruption legislation that has recently become effective in Brazil.

In 2009, the Federal Police commenced an investigation called “Operação Lava Jato” (Operation Car-Wash, or the Lava Jato Investigations) which, according to official sources, investigates the existence of an alleged corruption scheme involving Brazilian companies acting various sectors of the Brazilian economy, including the oil and gas sector. Since 2014, the Brazilian Federal Prosecutor’s focused part of the investigation on irregularities involving state owned companies’ contractors and suppliers and uncovered a broad payment scheme that involved a range of participants. In addition to criminal charges in Brazil, the U.S. Securities and Exchange Commission (“SEC”) and Department of Justice (“DoJ”) have also commenced investigations in relation to Operação Lava Jato (although we are not aware of any SEC or DoJ investigation with respect to Eletrobras) and a group of plaintiffs in the United States have commenced a civil class action lawsuit against us under the U.S. Securities laws. In light of these actions, the Brazilian media and the CVM have begun to question some special purpose entity and other transactions between third party contractors and us referred to in Operação Lava Jato. Members of the news media associated us with Operação Lava Jato. For more detailed information please see “Explanatory Note.”

As a response to allegations of potential illegal activities appearing in the media in 2015 relating to companies that provide services to the Company’s subsidiary Eletrobras Termonuclear S.A. – Eletronuclear, a subsidiary of Centrais Elétricas Brasileiras S.A., (“Eletronuclear”) (specifically, “NTU Angra 3” nuclear power plant), and to certain SPEs that Eletrobras holds a minority stake, Eletrobras Board of Directors, although not required to do so, hired the law firm Hogan Lovells US LLP on June 10, 2015 to undertake an independent internal investigation for the purpose of assessing the eventual existence of irregularities, including violations of the U.S.

Foreign Corruption Practice Act (FCPA), the Brazilian Anticorruption Law and the Eletrobras’ code of ethics (the “Independent Investigation”). The independent investigation is subject to oversight by an Independent Commission (Comissão Independente para Gestão da Investigação), whose creation was approved by Eletrobras’ Board of Directors on July 31, 2015. This Commission is composed of Ms. Ellen Gracie Northfleet, a former justice of the Brazilian Supreme Court, Mr. Durval José Soledade Santos, a former director of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), and Mr. Manoel Jeremias Leite Caldas, the representative of minority shareholders.

The Company, Hogan Lovells and the Independent Committee have been closely monitoring the investigations and cooperating with Brazilian and United States authorities, including Federal Courts (Justiça Federal); Federal Prosecutors’ Office (Ministério Público Federal or “MPF); Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”); Council for Economic Defense (Conselho Administrativo de Defesa Economica or “CADE”) United States Department of Justice (“DOJ”), United States Securities & Exchange Commission (“SEC”), among others, and have responded to requests for information and documents from these authorities.

In instances where the Independent Committee identified contracts where irregularities may have occurred, Eletrobras evaluated those contracts and internal investigations and, when applicable, suspended those contracts. Eletrobras also took applicable administrative measures in relation to employees and officers involved in the irregularities identified by the investigation, including, when applicable, the suspension or termination of employees.

On April 29, 2015, the Federal Police commenced the “Radioactivity Operation” under the 16th phase of Operation “Lava Jato”, which resulted in the imprisonment of a former officer of our subsidiary Eletrobras Termonuclear S.A – Eletronuclear. This former officer was sentenced to 43 years of prison, by the judge of the 7th Federal Criminal Court, for passive bribery, money laundering, obstruction of justice, tax evasion and participation in a criminal organization. On July 6, 2016, the Federal Police commenced “Operation Pripyat”, in which the Federal Police served arrest warrants issued by the judge of the 7th Federal Court of the District of Rio de Janeiro against former officers, officers who had already been suspended by Eletrobras’ Board of Directors as well as other parties. Formal charges of corruption, money laundering and obstruction of justice were filed against such former officers by Federal Prosecutors on July 27th, 2016. Eletrobras is assisting the prosecution in these criminal proceedings. For more information concerning civil charges filed against us, please see “ – We may incur losses and spend time and money defending pending litigation and administrative proceedings.”

We cannot assure you that we will not become the subject of any criminal or further civil anti-corruption action brought under U.S. or Brazilian law if any illegal acts or regulatory failures come to light. Any potential future anti-corruption-related action brought against us could result in charges against us, members of our management, significant fines and penalties, reputational harm, distraction from our ongoing business and other unforeseen material adverse effects.

We have been investigating events allegedly incompatible with our ethics and integrity standards. Eventual failures to timely detect or remedy any events of this nature could have material adverse effect on our results of operations and financial condition.

Our business, including relationships with third parties, is guided by ethical principles. We adopted a Code of Ethics and a number of conduct commitments and internal policies (such as Guidelines for Compliance with Anti-Corruption Policy) designed to guide our interested parties, such as management, employees and contractors and reinforce our principles and rules for ethical behavior and professional conduct.

We are subject to the risk that our employees and management, whether of our companies or of the special purpose entities (SPEs), in which we hold equity interests, contractors or any person doing business with us may engage in fraudulent activity, corruption or bribery, fail to comply with our internal controls and procedures, by means, for example, of misappropriation or manipulation of our assets for their personal or business advantage to our detriment. This risk is heightened by the fact that we conduct many of our operations through subsidiaries, as well as SPEs or consortia which we do not have corporate control. We have a number of systems for identifying, monitoring and mitigating these risks in place, but our systems may not be effective in all circumstances.

Any findings on allegations of lapses in these principles could lead to project delays, investigations, higher costs and expenses, less management focus on our ongoing business and lower levels of revenues and profits from any affected projects. In addition, certain of the financing agreements of our companies for the development of our plants, some of which are guaranteed by us, contain acceleration clauses which could be triggered upon default. In the event of a default, certain of these financing agreements could be accelerated. These defaults or the acceleration of these financing agreements may also give other lenders the right to accelerate pursuant to cross-default provisions. Accordingly, acceleration of these financing agreements could adversely affect our results of operations and financial condition. For more information relating to possible defaults under our financing and capital market obligations please see “ – We have substantial liabilities and are exposed to short-term liquidity constraints, which could make it difficult for us to obtain financing for our planned investments and adversely affect our financial condition and results of operations.”

We cannot ensure that all of our employees and members of our management as well as the employees and members of management of the SPEs in which we hold ownership interest, or partners and third parties, will comply with our ethical principles. Any failure – real or perceived – to follow these principles or in complying with applicable governance or regulatory obligations could harm our reputation, limit our ability to obtain financing and otherwise have a material adverse effect on our results of operations and financial condition.

If we are unable to remedy the material weaknesses in our internal controls, the reliability of our financial reporting and the preparation of our consolidated financial statements may be materially adversely affected.

Pursuant to SEC regulations, our management, fiscal council and internal auditors, evaluate the effectiveness of our disclosure controls and procedures, including the effectiveness of our internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. As a result of our management’s evaluation of the effectiveness of our disclosure, controls and procedures in 2014, our management determined that these controls and procedures were not effective due to material weaknesses in our internal controls over financial reporting. These material weaknesses included our lack of design and maintenance of effective operating controls over:

•	an effective control environment over the financial reporting process, specifically regarding the lack of timely remedial actions related to previous years;

•	adequate controls regarding the preparation of the financial statements and related disclosures (at Eletrobras), including the review of the leasing process in one of the energy distribution subsidiaries (Amazonas Energia) and, finally, the monitoring of the financial situation and the related accounting reflects of the transactions made with suppliers (Furnas);

•	effective internal controls to ensure the completeness and accuracy of the deposits and judicial claims, including periodic reviews and update of the expected losses to the year end.

•	effective internal controls regarding the adequate monitoring of the investments in specif purpose entities (SPEs), as well as for the related parties transactions, including failure to identify and monitor the physical and financial execution of the relevant investment projects evaluated under the equity method, lack of technical and financial terms review related to construction contracts before the bid process, adequate analysis of the proposals made by suppliers and lack of evaluation and monitoring of progress and budget of projects;

•	effective internal controls over the Risk, Corruption Prevention and Compliance Program, considering the requirements of the North American legislation (FCPA - Foreing Corrupt Practices Act) and also of the Brazilian legislation (Law 12,846/2013 - anti-corruption law);

•	adequate internal controls that would avoid management override to the high level controls, including failure to communicate and to obtain adherence to the ethical values prescribed in the Company’s code of conduct, and an ineffective whistleblower channel due to inadequate comprehensiveness controls;

•	effective controls related to payments and capitalization of fixed assets, that would result in future economic benefits as well as the approvals related to internal controls over the capitalization process.

If our efforts to remediate the material weaknesses are not successful, we may be unable to report our results of operations for future periods accurately and in a timely manner and make our required filings with government authorities, including the SEC. There is also a risk that there could be accounting errors in our financial reporting, and we cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered. Any of these occurrences could adversely affect our business and operating results and could generate negative market reactions, potentially leading to a decline in the price of our shares, ADS and debt securities.

Furthermore, in light of Operação Lava Jato, our material weaknesses on financial reporting may result in a situation whereby if an illegal act were to occur, our internal systems and controls may not be sufficient for any such action to come to the attention of our management.

Any potential SEC and DoJ investigations regarding the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act could adversely affect us. Violations of this or other laws may require us to pay fines and expose us and our employees to criminal sanctions and civil suits.

We have not been notified and are not aware that, as of the date of this annual report, we are being investigated by the SEC or DoJ in relation to Operação Lava Jato. However, the SEC and the DoJ may investigate us in relation to Operação Lava Jato and any allegations regarding a violation of the U.S. Foreign Corrupt Practices Act in the future. In connection with any potential future SEC or DoJ investigation, there can be no assurance that we will not be required to pay penalties or provide other financial relief, or consent to injunctions or orders on future conduct or suffer other penalties, any of which could have a material adverse effect on us.

On August 30, 2016, the company received a letter from the SEC in which it informed the company about the possibility of the SEC commencing de-registration proceeding because Eletrobras failed to timely file its annual reports on Form 20-F for 2014 and 2015 with the SEC.We believe that once we file our annual reports on Form 20-Fs for 2014 and 2015, the SEC will be less likely to commence de-registration.

Operação Lava Jato investigations are still ongoing and new information may be disclosed. As such, our estimates may be under or overestimated, which could thus lead to the need of resubmitting our financial statements and to a materially adverse impact in our operational income and financial status. This could impact the market value of our securities.

Given that the investigations of Operação Lava Jato being conducted by the Brazilian authorities are still ongoing Eletrobras may have to make certain adjustments in certain lines of its financial statements in case the investigations lead to a discovery by Eletrobras of materially relevant differences between the accounted amounts in such lines.

Eletrobras’ internal investigations on the allegations made under Operação Lava Jato intend to identify possible illegal payments and other illegal acts that may have occurred in projects in which the Company and its subsidiaries hold equity interest, either directly or through special purpose entities. One of the possible consequences of illegal payments would be the capitalization of undue amounts in the accounting entries relating to any effected projects resulting from illegal arrangements made with consortium of constructors, suppliers or other service renderers.

To determine the financial impact to be recognized in our consolidated financial statements, management took into consideration the conclusions reached and findings identified by the hired internal investigation and the conclusions reached and findings identified to date by the still ongoing public investigation called Operação Lava Jato.

However the investigations under Operação Lava Jato are still ongoing and the Federal Prosecutors Office may take a considerable amount of time to conclude its investigation new relevant information may come to light in the future, which could cause Eletrobras to further adjust certain line items

The operational and financial results of the SPEs and consortia in which we invested may adversely affect our strategies, results of operations and financial condition.

We hold equity interests in a number of SPEs and consortia which were created specifically to participate in public auctions for concessions in the generation and transmission segments. We generally use SPEs when we enter into partnerships to explore new ventures. Given the significant decrease in generation and transmission tariffs in recent years and the current adverse macro-economic conditions in Brazil, the operational and financial results of these SPEs and consortia may be adversely affected. Further, as we do not control the management of these SPEs or consortia their management practices may not be aligned with ours, which could lead to sanctions or penalties being imposed on them. Any deterioration in the results of operations or financial condition of the SPEs or consortia or any sanctions or penalties imposed on them may have a negative effect on our results of operations or financial condition.

In order to standardize the management of the SPEs in which we hold equity interests, we developed a uniform corporate governance model that we are currently implementing across all our subsidiaries which will aim to follow this model when they invest in future SPEs or consortia. If the uniform corporate governance model is not implemented fully we may not be fully protected against any possible penalties or sanctions that may be imposed on these SPEs or consortia for future conduct, which could in turn result in reputational harm and adverse effects on our results of operations and financial condition.

Due to the length of time required to fully implement our compliance program, we may be subject to sanctions and penalties related to the enforcement of the FCPA and the Brazilian Anti-Corruption Law.

In mid-2014 our Board of Directors approved our compliance program (Plano de Implementação do Programa de Compliance), pursuant to (i) the Brazilian anti-corruption Law No. 12,846/2013, and (ii) the U.S. laws and regulations applicable to companies that have their securities listed on the NYSE, such as the FCPA. Pursuant to our policies, all of Eletrobras companies’ employees, management, partners and third parties must follow all applicable anti-corruption laws and regulations, whether in Brazil or overseas. We implemented the compliance program at the Eletrobras group level and on December 22, 2014, our Board of Executive Officers approved our compliance manual (Manual de Compliance à Política Anticorrupção). Each of our subsidiaries nominated compliance managers and assistants (Gerentes e Assistentes de Compliance) which together form the compliance commission (Comissão Diretiva de Compliance) of Eletrobras’ companies.

In December 2015, the company updated its Guidelines for Compliance with Anti-Corruption Policy. In August 2016 the Board of Directors created a Compliance Officer (Diretoria de Conformidade) to specifically address issues relating to risks, controls and corporate integrity. The Board elected Mrs. Lucia Casasanta to fill this new compliance role. Our Board of Executive Officers monitors the implementation of our compliance program by reviewing advances and setbacks.

We are implementing our compliance program as part of the “Eletrobras 5 Dimensions Program” proposed by the then existing General Conttroller’s office– CGU (Controladoria-Geral da União) for state-owned companies, in compliance with Decree 8,420/2015. Given the complexity of the new program, it may not be fully operational until early 2018. Our newly adopted practices will include: (i) the commitment of the company’s Board of Officers to implement the compliance program, the creation of the new Compliance Officer role as well as the periodic reporting directly to the Board of Directors and to the Fiscal Council related to the ongoing compliance procedures; (ii) the development of a corruption risk assessment program to identify and protect the areas of a company in the energy sector which are most vulnerable to corruption; (iii) formal guidelines for compliance with our Anti-Corruption Policy , training of the employees, members of the management and of the Fiscal Council of the guidelines and integration of a of the Code of Ethics and Conduct Commitments, including formalizing procedures to mitigate the risk of corruption; (iv) implementation of an independent whistleblower channel and training our employees regarding our compliance procedure and the risks of corruption; and (v) annual internal audits to evaluate our compliance, including implementing due diligence for third parties and conducting background checks when appointing the members of their Board of Directors, Board of Officers and Fiscal Council.

Until the program is fully implemented, or if the program fails to identify corruption or fraud once it is implemented or we do not successfully remediate future issues that arise, we could be exposed to financial losses, restrictions on securities offerings and civil and criminal liability in the United States and in Brazil.

The renewal of our concessions pursuant to Law No. 12,783/2013 or Law No. 13,182/2015, may adversely affect our financial condition and results of operations.

The Brazilian Government enacted Law No. 12,783/2013, or Law No. 12,783, in order to regulate the terms and conditions for the renewal of concessions for the generation, distribution and transmission of electricity which were due to expire between 2015 and 2017. Law No. 12,783 provides that companies may, only once, renew their generation, transmission and distribution concessions for a further thirty years term, provided they accept certain conditions established by ANEEL, such as the revised tariffs to be calculated by ANEEL, and submitting to the agency’s quality standards.

On December 4, 2012, we renewed the generation and transmission concessions which were due to expire between 2015 and 2017 of Chesf, Eletronorte, Eletrosul and Furnas for further 30 year terms pursuant to Law No. 12,783. By doing so, we accepted the application of the Annual Tariffs for generation and transmission (Receita Anual Permitida) as remuneration for the operation and maintenance of our generation and transmission activities in accordance with the MME’s Ordinance Nos. 578 and 579, both enacted in 2012.

Further, the Brazilian Government enacted Law No. 13,182/2015 to regulate the terms for the renewal, for a further thirty years, of the generation concessions, including the Sobradinho and Itumbiara hydroelectric power plants. On November 3, 2015 Chesf renewed the concessions of the Sobradinho hydroelectric power plant and on January 7, 2016 Furnas approved the renewal of the concession of the Itumbiara hydroelectric power plant, but Furnas’ decision has not yet become effective once up to this date the Itumbiara’s auction to sell energy has not yet taken place, being this one of the conditions to affect the renewal of the concession. Recently, Law No. 13,299/2016, enacted on June 21, 2016, amended certain provisions of Law No. 13,182/2015 with a view to make the sale of Itumbiara hydroelectric power plant’s energy more attractive and, consequently, make the renew of Itumbiara concession effective. However, we cannot guarantee that the legality of Law No. 13,182/2015 and of Law No. 13,299/2016 will not be questioned, neither that all conditions needed to turn the renewal of the Itumbiara concession into an economically feasible project will be met.

With respect to the distribution of electric energy activity, on June 3, 2015, the Brazilian Government enacted Decree No. 8,461/2013, or Decree No. 8,461, that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783. The renewal of distribution concessions pursuant to Decree No. 8,461 requires that concession holders meet certain criteria for: (i) the quality of the distribution services provided, and (ii) the compliance with certain financial ratios.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not renew the concessions of Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia and that by December 31, 2017 Eletrobras will transfer the control of these distributions. The shareholders also approved that this distributions companies can be responsible for the distribution of public energy until December 31, 2017 if all the necessary funds for these companies keeping their operations ongoing, perform maintenance and make new investments will be allocated by customer charges or government funding. The shareholders also approved to return, at any time, the distribution companies to Government control if control has not been transferred by December 31, 2017, or if the Federal Government, at any time, ceases to allocate resources to fund these companies or the tariff does not represent proper compensation. If Eletrobras returns these concessions, they will be subject to new bids in the future.

On August 3, 2016, the MME issued decrees Nos. 420, 421, 422, 424 and 425 naming, respectively, the Distributors Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista as temporarily responsible for distributing public energy so as to assure the continuity of the service, in accordance with article 9, paragraph 1, of Law No. 12,783 of January 11, 2013.

According to these decrees, the Distributors will provide the indicated services, in a provisional manner, against payment of the proper compensation, until the effective transfer of control of the Distributors, or until December 31, 2017, whichever occurs first, in accordance with the terms provided in Decree MME 338 of July 26, 2016 and article 9 of Law No. 12,783/2013.

Under paragraph 4 of article 9 of Law No. 12,783/2013, during the temporary service provision period, the Distributors may apply the approved results of revisions and tariff adjustments, as well as borrow and receive funds from the CCC Account, the CDE Account and the RGR Fund, subject to Aneel’s regulation.

However, as Eletrobras continues to be a majority stakeholder of the Distributors, it is not possible to ensure that the Company will successfully transfer the corporate control of all its Distributors by the end of 2017. Accordingly, Eletrobras may have to bear the costs related to the dissolution of the companies that might remain under its control. Those costs could include the termination of employees and other obligations. Furthermore, Eletrobras may have to pay expenses related to obligations the Distributors might have had before the commencement of the temporary service provision period or related to obligations in which Eletrobras is the guarantor.

The amount of any indemnification payments to be received following renewal of our concessions, which were due to expire between 2015 and 2017, may not be sufficient to cover our investments in these concessions. Further, we cannot estimate when and on what terms indemnification payments in respect of generation concessions will be made.

In respect of our generation and transmission concessions, by agreeing to the renewal of the concessions, which were due to expire between 2015 and 2017, we accepted indemnification for the unamortized portion of our assets relating to those concessions. As of April 30, 2015, pursuant to Law No. 12,783/2013, we were awarded the total indemnification payments of R$ 15.2 billion. These indemnification payments relate to any generation and transmission assets that entered into operation after May 31, 2000, which consist of the so called Basic Network – New Installations – RBNI (Rede Básica – Novas Instalações – RBNI, or the Basic Network).

In 2014 we claimed indemnification from ANEEL (i) in relation to any transmission assets of the Basic Network, which became operational prior to May 31, 2000 and which have not yet been depreciated and/or amortized (RBSE) in accordance with Law No. 12,783 and ANEEL Resolution No. 589/2013; and (ii) for the modernization of any generation assets in accordance with Law No. 12,783 and ANEEL Resolution No 596/2013. Eletronorte, Eletrosul, Furnas and Chesf claimed indemnifications amounting to R$ 26.5 billion. ANEEL has acknowledged the requests for indemnification payments of R$ 1.007 billion made by Eletrosul, R$ 9 billion requested by Furnas and R$ 5,1 billion made by Chesf. The indemnification requested by Eletronorte is still being analyzed by ANEEL.

On April 20, 2016, MME enacted Instruction No, 120, which regulated the conditions under which the indemnifications in connection with the RBSE transmission assets shall be received and which established that the amounts homologated by ANEEL referring to these assets should be merged into the Regulatory Asset Basis (Base de Remuneração Regulatória). On December 2015, the amount of RBSE credits that had not yet been accounted for, however this has occurred in June 30, 2016 after the regulation issued under Instruction No, 120. As the Aneel may call a public hearing to discuss the accounting of the RBSE, new relevant information may come to light in the future, which could cause Eletrobras to further adjust certain line items, included the line items relating to Taxes. Also as the indemnification requested by Eletronorte is still being analyzed by ANEEL, its claim could be less than the value accounted, on June 30, 2016.

These amounts related to RBSE, once updated and paid, will be added to the Permitted Annual Revenues (“RAPs” - Receitas Anuais Permitidas) of the relevant projects, being recognized as from the 2017 review of tarrifs procedure, for an eight-year period. ANEEL has not yet defined the criteria for the indemnification of generation assets, which may be below the amount claimed by Eletrobras and which have not yet been accounted for by Eletrobras.

In respect of our distribution concessions, the Brazilian Government has not yet enacted rules or regulations for the indemnification of the unamortized portion of our assets relating to these concessions. Such rules or regulations, when enacted, may adversely affect the financial condition and results of operations of our distribution companies.

The value of the revised tariffs we calculated based on our expected expenses, costs and revenues may be lower than the tariffs we will eventually receive.

Law No. 12,783 determines, among other things, the tariffs to be charged by concessionaires based on costs of operation and maintenance, charges, taxes and payments for the use of the transmission and distribution systems. By agreeing to renew our concessions early, we made certain assumptions about the assets of Furnas, Chesf, Eletronorte and Eletrosul that may not materialize over time, particularly in relation to planned cost reductions. As a result, the tariffs our subsidiaries will receive in time may be lower than predicted or may be paid only after a significant amount of time, which could materially adversely affect our financial condition and results of operations.

There are no guarantees that our existing concession contracts will be renewed and, if so, on what terms.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL.

The Brazilian Government may renew any existing concessions that were not renewed pursuant to Law No. 12,783 and Law No. 13,182/2015, for an additional period of 30 years without the need to carry out a new public bidding process. If we request a renewal, the Brazilian Government may renew the concession on less favorable terms. This applies to approximately 33.6% of our generation assets and 8.03% of our transmission assets, other than Itaipu and our nuclear power plants, Angra I and Angra II.

Given the Brazilian Government’s discretion in relation to the renewal of concessions, we may face considerable competition during the renewal process. Consequently, we cannot give you any assurances that our concessions will be renewed or renewed on similar terms.

The value of any government bonds received by us in exchange for our credits in Itaipu might be less than the value of such credits.

Law No. 12,783 authorized the Brazilian Government to acquire any of the credits we hold against Itaipu as a result of our financing of the construction of the Itaipu hydroelectric power plant in exchange for Brazilian Government bonds (títulos da dívida pública mobiliária) of an equivalent value. Should the Brazilian Government acquire these credits, the value of any government bonds transferred to us in the future may be less than the value of our credits in Itaipu and could materially adversely affect our financial condition and results of operations.

We are controlled by the Brazilian Government, the current policies and priorities of which directly affect our operations and may conflict with interests of our investors.

The Brazilian Government, as our controlling shareholder, exercises substantial influence on the strategic orientation of our business. The Brazilian Government also has the power to appoint seven out of the ten members of our Board of Directors and, through them, a majority of the executive officers responsible for our day-to-day management. Additionally, the Brazilian Government currently holds the majority of our voting shares. Consequently, the Brazilian Government has the majority of votes at our shareholders’ meetings, which empowers it to approve most matters prescribed by law, including the following: (i) the partial or total sale of the shares of our subsidiaries and affiliates; (ii) increase our capital stock; (iii) determine our dividend distribution policy, as long as it complies with the minimum dividend distribution regulated by law; (iv) issuances of securities in the domestic market and internationally; (v) corporate spin-offs and mergers; (vi) swaps of our shares or other securities; and (vii) the redemption of different classes of our shares, independent from approval by holders of the shares and classes that are subject to redemption.

Our operations impact the commercial, industrial and social development promoted by the Brazilian Government. Therefore, we may incur costs or engage in transactions that may not necessarily meet the interest of our other investors.

We have substantial liabilities and are exposed to short-term liquidity constraints, which could make it difficult for us to obtain financing for our planned investments and adversely affect our financial condition and results of operations.

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As our cash flow from operations in recent years has not been sufficient to fund our capital expenditures, debt service and payment of dividends, our debt has significantly increased since 2012. Our total debt (including accrued interest) increased by 17.3% to R$ 46,398 million as of December 31, 2015, compared to R$ 39,539 million as of December 31, 2014 and to R$ 32,476 million as of December 31, 2013. Our debt, net of cash, cash equivalents and marketable securities, increased by 11.1% to R$ 37,967 million as of December 31, 2015 compared to R$ 34,177 million as of December 31, 2014 and to R$ 22,590 million as of December 31, 2013. 47.1% of our existing debt (principal), or R$ 18.6 billion, will mature in the next five years. In order to meet out growth objectives, maintain our ability to fund our operations and amortize scheduled debt maturities, we will need to raise significant amounts of debt capital from a broad range of funding sources.

To service our debt after meeting our capital expenditure targets, we have relied upon, and may continue to rely upon, a combination of cash flows provided by our operations, drawdowns under our available credit facilities, our cash and short-term financial investments balance and the incurrence of additional indebtedness. Following the downgrade of the sovereign, we lost our Fitch’s, Moody’s and Standard & Poor’s investment grade ratings. Any further lowering of our credit ratings may have adverse consequences on our ability to obtain financing or may impact our cost of financing, also making it more difficult or costly to refinance maturing obligations. If, for any reason, we are faced with continued difficulties in accessing debt financing, this could hamper our ability to make capital expenditures in the amounts needed to maintain our current level of investments or our long-term targets and could impair our ability to timely meet our principal and interest payment obligations with our creditors, as our cash flow from operations is currently insufficient to fund such both planned capital expenditures and all of our debt service obligations. A reduction in our capital expenditure program or the sale of assets could significantly affect our results of operations and financial condition.

We are subject to certain covenants, non-compliance with which may allow the lenders under the relevant facilities to accelerate their commitments.

We are party to a number of international and Brazilian financing facilities as borrower and guarantor. The bonds we issued in the international capital markets and our existing credit facilities require that we comply with a number of financial and non-financial covenants, such as the provision of financial statements by certain dates and the provision of an unqualified audit report, among others. We may not be able to comply with such covenants, which could trigger certain events of defaults and, consequently, permit the relevant lenders to accelerate the loans, potentially allowing other lenders to rely on their cross-acceleration provisions. For example, in March 2016 we received waivers from certain lenders with respect to the qualified audit report as of and for the year ended December 31, 2015 included in our consolidated financial statements as of and for the year ended December 31, 2015 as filed with the CVM in Brazil. We cannot guarantee that the relevant lenders will grant us waivers for any breaches of our covenants in the future, and any covenant breach may result in circumstances that usually lead to defaults in other financing.

In addition, we are the guarantor of certain debentures issued by Teles Pires Participações S.A. As guarantor, we are required to comply with certain financial ratios. As of December 31, 2015, we did not comply with these ratios. We have renegotiated this guarantee with the holders and the holders granted a waiver on March 29, 2016 stating that they will not accelerate the debt for a period of 180 days. Since June 30, 2016, Eletrobras has complied with these financial ratios. However, any acceleration of any other guarantee, financing or security may adversely impact Eletrobras’ financial status.

We are subject to rules limiting borrowing by public sector companies and may not be able to obtain sufficient funds to complete our proposed capital expenditure programs.

In respect of capital expenditures for expansion, modernization, research, infrastructure and environmental projects, in 2014 we disbursed R$ 11.4 billion and in 2015 R$ 10.4 billion. For 2016 our current budget provides for approximately R$ 13.9 billion of capital expenditures. We cannot assure you that we will be able to finance our proposed capital expenditure programs from either our cash flow or external resources. Moreover, as a state controlled company, we are subject to certain rules limiting our indebtedness and investments and must submit our proposed annual budgets, including estimates of the amounts of our financing requirements and sources of our financing, to the Ministry of Planning, Budget and Management and the Brazilian Congress for approval. Thus, if our operations do not fall within the parameters and conditions established by such rules and the Brazilian Government, we may have difficulty in obtaining the necessary financing authorizations, which could create difficulties in raising funds.

Further, as our credit rating is sensitive to any change in the Brazilian Government rating, which Moody’s lowered on August 11, 2015 and further on December 9, 2015 and on February 25, 2016, Standard & Poor’s lowered on March 24, 2014 and further lowered on September 9, 2015 and on February 17, 2016, reaffirmed on May 19, 2016, and which Fitch lowered on October 15, 2015 and further lowered on December 16, 2015 and on May 10, 2016. The two most recent downgrades in ratings by Standard & Poor’s and Fitch resulted in a loss of the sovereign’s investment grade. Accordingly, any further lowering of the Brazilian Government rating may have additional adverse consequences on our ability to obtain funding and/or our cost of funding. If we are unable to obtain funds, our ability to invest in capital expenditures for expansion and maintenance may be adversely impacted, which would materially adversely affect the execution of our growth strategy, particularly our investment in large scale projects, which could materially adversely affect our financial condition and results of operations.

We own a number of subsidiaries and invest in a number of affiliates and SPEs whose performance significantly influences our results.

We conduct our business mainly through our operating subsidiaries, including Eletronorte, CGTEE, Eletronuclear, Chesf, Furnas, Eletrosul, CEAL, Eletroacre, Amazonas Energia GT, Amazonas Energia D, CEPISA, CERON, Boa Vista Energia and, most recently, CELG-D. In addition, we and our subsidiaries invest in SPEs for the development of certain projects, such as the construction of our hydroelectric plants, Santo Antonio (Madeira Energia S.A.) and Jirau (ESBR Participações S.A.). For the purposes of Rule 3-09 of Regulation S-X, the SPEs that hold the Santo Antônio and Jirau projects are considered significant subsidiaries as of and for the year ended December 31, 2014. Our ability to meet our financial obligations is therefore related in part to the cash flow and earnings of our subsidiaries and SPEs and the distribution or other transfer of those earnings to us in the form of dividends, loans or other advances and payment. Some of our subsidiaries or SPEs are, or may in the future be, subject to loan agreements that require that any indebtedness of these subsidiaries or SPEs to us be subordinate to the indebtedness under those loan agreements. Our subsidiaries and any SPEs are separate legal entities. Any right we may have to receive assets of any subsidiary or SPE or other payments upon their liquidation or reorganization will be effectively subordinated to the claims of that subsidiary’s or SPE’s creditors (including tax authorities, trade creditors and lenders to such subsidiaries), except to the extent that we are a creditor of that subsidiary or SPE, in which case our claims would still be subordinated to any security interest in the assets of that subsidiary or SPE and indebtedness of that subsidiary or SPE senior to that held by us.

The amounts we receive from the Fuel Consumption Account are insufficient to cover costs related to thermoelectric generation of energy.

The Brazilian Government introduced the Fuel Consumption Account, or CCC Account, in 1973. The purpose of the CCC Account was to equalize the costs of energy generation for electricity companies located in areas where the generation is mainly thermoelectric and, therefore, more expensive in order to avoid peaks in the tariffs paid by end consumers in such locations. We have administered the CCC Account ever since, making the relevant payments to the beneficiaries. Until 2013, the CCC Account was funded through quotas paid by companies operating in the energy sector. However, following the enactment of Law No. 12,783, funds from the CDE Account are now the main fund of the CCC Account.

The generation costs of the isolated system are partially covered by the CCC Account. As a result of the delay in the transfer of funds from the CCC Account to our distribution subsidiaries, they have incurred substantial debt with third party fuel suppliers. If there is a delay in ANEEL releasing funds from the CCC Account, our distribution subsidiaries are subject to penalties and interest, which are not covered by the CCC Account.

In December 2014, certain of our distribution subsidiaries renegotiated overdue amounts with third party fuel suppliers. These amounts totaled approximately R$ 8.6 billion, which have been already negotiated and formalized through instruments of acknowledgment of debt. These agreements benefited from security over receivables of the CCC Account and a corporate guaranty provided by us. Due to the on-going delay in funds being transferred from the CCC Account to us, we and our distribution subsidiaries contracted additional debt. The distribution subsidiaries jointly with Eletrobras are negotiating further agreements with third party fuel suppliers for debt incurred from December 2014 through the present date.

On account of the default by the subsidiary Amazonas Energia on gas invoices for the period from December 2014 through June 2015, and outstanding debits of 2016, in April 26, 2016 Petrobras filed a lawsuit demanding approximately R$ 1.7 billion.

Any further delay in funds being transferred from the CCC Account to us and our distribution subsidiaries may cause certain of our distribution subsidiaries to breach existing agreements and incur a substantial amount of debt with their third party fuel suppliers as these distribution subsidiaries do not generate sufficient cash flows to fund these obligations, thus adversely impacting their financial status and income.

As the manager of certain sectorial funds we are exposed to mismanagement claims.

We manage certain accounts and funds such as the CCC Account, the CDE Account and the RGR Fund. These funds are managed pursuant to rules and regulations enacted by ANEEL. Accordingly, ANEEL and other oversight bodies, such as the Federal Audit Courts (the “TCU”) may not agree with how we interpret certain of the provisions for the management of these accounts and/or funds. Accordingly, we may be exposed to significant penalties for non-compliance with these rules. Further, we are subject to civil and criminal liability for the management of third party funds.

In January 2014, ANEEL commenced an administrative proceeding determining that we reimburse the RGR Fund the historical amount of approximately R$ 2 billion. We appealed against this decision. On May 10, 2016, ANEEL dismissed the first appeal and determined that we indemnify the RGR Fund for that amount. In June 2016 Law No. 13,299/2016 was enacted. As a result, we have filed a new appeal requesting compliance with the new law. On September 27, 2016, ANEEL partially granted Eletrobras’ appeal. The company will reimburse the RGR fund in the amount of R$ 2,037.8 million (the historical amount of December 31, 2011). This amount will have to be adjusted by an annual interest rate of 5% due in monthly installments between January 2017 and the year 2026. Eletrobras disagrees with the amount of the inflation adjustment and, consequently, it will appeal against this decision. We cannot assure you, however, that this new appeal will be granted.

On June 22, 2016 the Federal Government enacted Provisional Measure No. 735 removing the administration of all sectorial funds, including RGR Fund, the CDE Account, CCC (Oil Consumption Account - Conta de Consumo de Combustível) from our responsibility after January 1, 2017. The management of sector-based funds was thus transferred to CCEE. However, to date, any allegation of mismanagement of such funds could implicate us, which could adversely affect the condition of the company and its financial results.

We may be unable to fully implement our strategy.

Our ability to reach the principal objectives of our strategy depends on a series of factors, among them, our ability to:

•	Implement an operational efficiency plan aimed at reducing costs, increasing revenues and improving the quality and reliability of our services;

•	Expand our business in a sustainable and profitable manner;

•	Improve our business model, corporate governance and management; and

•	Improve our human resources allocation in light of the new regulations of the Brazilian energy sector.

We cannot guarantee that we will be able to accomplish these objectives in their entirety or successfully. Any impact on the main elements of our strategy may adversely affect our financial condition and results of operations.

If any of our assets were deemed assets dedicated to providing an essential public service, they would not be available for liquidation in the event of our bankruptcy and could not be subject to attachment to secure a judgment.

Law No. 11,101/2005, or the New Bankruptcy Law, governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the debt reorganization judicial proceeding known as concordata (reorganization) for judicial and extrajudicial recovery. The New Bankruptcy Law provides that its provisions do not apply to government owned and mixed capital companies (such as Eletrobras). However, the Brazilian Federal Constitution establishes that mixed capital companies, such as Eletrobras, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Accordingly, it is unclear whether or not the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the New Bankruptcy Law would apply to us. Nevertheless, Law No. 12,767/2012 provides that judicial and extrajudicial recovery do not apply to public entity concessionaires until the termination of those concessions.

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

We may be liable for damages, subject to further regulation and have difficulty obtaining financing if there is a nuclear accident involving our subsidiary Eletronuclear.

Our subsidiary Eletronuclear, as an operator of nuclear power plants, is subject to strict liability under Brazilian law for damages in the event of a nuclear accident caused by the operations of nuclear power plants Angra I and Angra II. The Vienna Convention on Civil Liability for Nuclear Accidents, or the Vienna Convention, became binding in Brazil in 1993. The Vienna Convention provides that an operator of a nuclear installation, such as Eletronuclear, in a jurisdiction which has adopted legislation implementing the Vienna Convention, will be strictly liable for nuclear damages. In addition, Eletronuclear is also regulated by several federal and state agencies.

As of December 31, 2015, our Angra I and Angra II nuclear power plants were insured for nuclear risk in the event of a nuclear accident for the total amount, per power plant, of U.S.$500 million for material damages and of U.S.$286.7 million for civil liability. The Brazilian nuclear regulatory authority, or CNEN, has not established any additional safety requirement for the nuclear power plants as a result of the Fukushima accident in Japan. Eletronuclear complied with all the requests of CNEN regarding the lessons learned from the Fukushima accident, including the performance of “stress tests” developed for European reactors in accordance with the technical guidelines set forth by the European Commission. The location of our existing plants was also subject to an extensive reevaluation prior to the Fukushima accident as part of the licensing application for the construction of Angra III and the adequacy of the safety designs were confirmed at that stage.

The technology applied in Brazilian nuclear power plants and the design, incorporating additional safety features such as double emergency supply systems and alternatives for passive reactor cooling, should withstand accidents beyond the design basis. Nonetheless, Eletronuclear established a comprehensive program to evaluate and enlarge its existing safety margins and allocated approximately US$188 million to be applied towards this through to 2016. The program involves studies and improvements to the nuclear power plants to increase their safety. For example, we have diesel generators and pumps at the site for any emergency which may occur. The Fukushima accident did not affect nuclear power generation in Brazil; our current plants remain operational and our projects have not been affected.

However, Eletronuclear cannot guarantee that its insurance will be sufficient in case of a nuclear accident. Accordingly, our financial condition and results of operations may be affected if a nuclear accident were to occur.

We do not have alternative supply sources for the key raw materials that our thermal and nuclear plants use.

Our thermal plants operate on coal, natural gas and/or oil and our nuclear plants operate on processed uranium. In each case, we are entirely dependent on third parties for the provision of these raw materials. In the event that supplies of these raw materials become unavailable or may not be purchased on reasonable terms for any reason, we do not have alternative supply sources and, therefore, the ability of our thermal and/or nuclear plants, as applicable, to generate electricity would be materially adversely affected, which may materially adversely affect our financial condition and results of operations.

Our distribution companies operate under challenging market conditions and historically, in the aggregate, have incurred losses.

Our distribution activities are carried out in the midwestern, northern and northeastern regions of Brazil and represented approximately 21.1% for 2014 and 31.8% for 2015 of our consolidated net revenue for the year ended December 31, 2014 and December 31, 2015. This percentage only reflects the net revenues of CELG-D for the final three-months of 2014, and not for the full year. Our distribution subsidiaries have historically incurred significant commercial losses due to, among others, illegal connections, tampering with electricity meters, as well as relatively high levels of default by consumers in those regions, which have adversely affected our consolidated results of operations.

We took several measures to reduce commercial losses and to renegotiate debts due by consumers in default with our distribution subsidiaries. However, the results of our distribution subsidiaries continue to be substantially affected by (i) adverse hydrological conditions which led to increased generation costs which were reflected in increased tariffs; higher tariffs, however, increased default rates and (ii) the contraction of the Brazilian economy, which reduced the demand for high tension power; accordingly, excess power was offered to the low tension power market, which is subject to greater illegal connections and customer defaults. Further, delays in the construction works for the expansion and modernization of the grid contributed to an increase in technical losses. This was particularly exacerbated by unusually high temperatures and adverse hydrological conditions. Total losses increased by 1.07%, from 23.62% for the year ended December 31, 2014 to 24.69% for the year ended December 31, 2015. Customer default rates decreased by 0.9%, from 11.29% for the year ended December 31, 2014 to 10.39% for the year ended December 31, 2015.

In addition, the increase in tariffs, which contributed to the increase in our revenue (which increased by 46%, from R$ 11,456 million for the year ended December 31, 2014 to R$ 16,721 million for the year ended December 31, 2015) was insufficient to offset the greater costs incurred by our distribution subsidiaries. Further, delays in the transfer of funds from the CDE Account have substantially restricted the cash flows of our distribution subsidiaries, therefore impacting their investment and operational activities. Similar or other factors may occur in the future and might have adverse effects on our financial conditions.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not to renew the concessions of Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia and that by December 31, 2017 Eletrobras will transfer the control of these distributions, in compliance with Provisory Measure 735/2016. The shareholders also approved that these distributions companies can be responsible for the distribution of public energy until December 31, 2017 if all the necessary funds for these companies to continue operating, perform maintenance and make new investments will be allocated by customer charges or government funding. The shareholders also approved to return, at any time, the distribution companies to Government control if control has not been transferred by December 31, 2017, or if the Federal Government, at any time, ceases to allocate resources to fund these companies or the tariff does not represent proper compensation. If Eletrobras returns such concessions, they will be subject to new bids in the future.

On August 3, 2016, the MME issued decrees Nos. 420, 421, 422, 424 and 425 naming, respectively, the Distributors Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista as temporarily responsible for distributing public energy so as to assure the continuity of energy distribution.

According to these decrees, the Distributors will provide the indicated services, in a provisional manner, against payment of the proper compensation, until the earlier of the effective transfer of control of the Distributors, or until December 31, 2017.

During the temporary service provision period, the Distributors may apply the approved results of revisions and tariff adjustments, as well as borrow and receive funds from the CCC Account, the CDE Account and the RGR Fund, subject to Aneel’s regulation.

However, as Eletrobras continues to be a majority stakeholder of the Distributors, it is not possible to ensure that the Company will successfully transfer the corporate control of all its Distributors by the end of 2017. Accordingly, Eletrobras may have to bear the costs related to the dissolution of the companies that might remain under its control. Those costs could include the termination of employees and other obligations. Furthermore, Eletrobras may have to pay expenses related to obligations the Distributors might have had before the commencement of the temporary service provision period or related to obligations in which Eletrobras is the guarantor. Also, if the Provisory Measure 735/2016 is not converted into law within sixty days after having been enacted (period that can be extended fpr another sixty days), or if the law which is enacted as a consequence of the provisory measure amends any provision of the Provisory Measure 735/2016, Eletrobras could not have the adequate conditions to transfer the corporate control of all its Distributors by the end of 2017 and, therefore, Eletrobras may have to bear the costs related to the dissolution of these companies.

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor, tax and corporate claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2014, we provisioned a total aggregate amount of approximately R$ 13.1 billion in respect of our legal proceedings, of which R$ 236 million were related to tax claims, R$ 11.9 billion were related to civil claims and R$ 943 million were related to labor claims. As of December 31, 2015, we provisioned a total aggregate amount of approximately R$ 14.1 billion in respect of our legal proceedings, of which R$ 12.5 billion were related to civil claims and R$ 1 billion were related to labor claims. (See “Item 8.A, Consolidated Financial Statements and Other Information – Litigation” and note 30 to our consolidated financial statements).

Our subsidiary Chesf is a defendant in a proceeding filed by Companhia Brasileira de Projetos e Obras and Mendez Júnior in respect of certain amendments to the construction agreement of the Xingó plant. An appeal is currently before the Brazilian Superior Court of Justice. One of the main issues relates to the application of a factor for monetary restatement. If the court decides against Chesf, it may have to pay up to R$ 1 billion to the plaintiffs. Furthermore, the Federal Court of Recife, in the state of Pernambuco, has blocked, in August 2016, R$ 497.2 million of Chesf’s assets in connection with this ongoing litigation.

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

Between July 22, 2015 and August 15, 2015, two putative securities class action complaints were filed against us and certain of our employees in the United States District Court for the Southern District of New York (SDNY). On October 2, 2015, these actions were consolidated and the Court appointed lead plaintiffs, Dominique Lavoie and the City of Providence. The plaintiffs filed a consolidated amended complaint on December 8, 2015 purportedly on behalf of investors who purchased our U.S. exchange-traded securities between August 17, 2010 and June 24, 2015, and filed a second amended complaint on February 26, 2016.

The second amended complaint alleges, among other things, that we and the individual defendants knew or should have known about alleged fraud committed against us by a cartel of construction firms, as well as bribes and kickbacks allegedly solicited and received by our employees; that we and the individual defendants made material misstatements and omissions regarding the alleged fraud; and that our stock price declined when the alleged fraud was disclosed.

The plaintiffs have not specified an amount of damages they are seeking, although such amount, when specified, could be material to us. On April 15, 2016, we filed a motion to dismiss the second amended complaint, which was fully briefed and then submitted to the Court on June 17, 2016. The motion remains under consideration by the Court; oral argument has been requested but not yet scheduled... Eletrobras retained US legal counsel and is defending itself vigorously against the allegations made in these lawsuits. There has been no substantive decision as to the claim or specific definition as to the amounts involved. These legal proceedings could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows in the future

We may incur losses in legal proceedings in respect of compulsory loans made from 1962 through to 1993

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

We made available to eligible customers upon the first and second conversion of credits from the compulsory loan approximately 42.5 billion class “B” preferred shares and upon the third conversion of credits from the compulsory loan, about 27.2 billion class “B” preferred shares. In addition, our shareholders approved on April 30, 2008 the issuance of additional preferred shares to eligible customers at book value in repayment of our remaining compulsory loans. If additional shares are issued in the future and the book value of such shares is less than their market value, the value of existing shareholders’ shares may be subject to dilution. On December 31, 2008, we recorded approximately R$ 215 million for debts for compulsory loans that had not yet been converted, which, at any time, by decision of our shareholders, may be refunded to industrial consumers, through issuing class “B” preferred shares, in accordance with the proceedings described above.

As of December 2015 consumers have filed 5,216 lawsuits against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. Of those lawsuits, 1,834 have been decided against us and are currently being enforced during 2015. In the third quarter of 2015, the STJ issued decisions defining the parameters for the method to calculate such executions, accepting some of the claims made by Eletrobras, although not entirely, causing adjustments to the calculation methods adopted by Eletrobras and the risk classification of these claims and consequent difference in the provision for contingencies.

The total amount involved in these lawsuits is unadjusted for monetary restatement and required expert assessment to be estimated reliably. The total amount paid by Eletrobras in the outstanding lawsuits is approximately R$ 6.1 billion. In the course of enforcement proceedings, we have been required to pledge certain of our assets, consisting mainly of shares held by us in other electricity sector companies. As of December 31, 2015, we have provisioned in our consolidated financial statements filed with CVM the amount of R$ 9.3 billion to cover losses arising from unfavorable decisions on these lawsuits.

We are also involved in approximately 2,100 lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “obrigações da Eletrobras” and are subject to expiration, which has already passed. Although, we believe that we have no further liability in respect of these bonds because they are expired, any legal interpretation that the bonds have not expired could adversely affect our results of operations and financial condition.

Judgment may not be enforceable against our directors or officers.

All of our directors and officers named in this annual report reside in Brazil. We, our directors and officers and our Fiscal Council members, have agreed to accept service of process in the United States only in specific transactions. Substantially all of our assets, as well as the assets of these persons, are located in Brazil. As a result, it may not be possible to effect service of process within the United States or other jurisdictions outside Brazil upon these persons, attach their assets, or enforce against them or us in United States courts, or the courts of other jurisdictions outside Brazil, judgments predicated upon the civil liability provisions of the securities laws of the United States or the laws of other jurisdictions.

We and our subsidiaries may be required to make substantial contributions to the pension plans of our current and former employees which we sponsor.

Pursuant to Supplementary Law No. 108/2001 and Supplementary Law No. 109/2001, we are required to make contributions to the pension plans of our current and former employees. If there is mismatch in the reserves of the pension plans and the amount of resources available to the plans, we (as sponsors) and the pension plan beneficiaries must contribute to the pension plan to re-establish the plan’s balance.

In 2015, the pension plans that we and our subsidiaries sponsor recorded a deficit of R$ 1.9 billion. In 2014, the deficit was R$ 2.2 billion. We contributed R$ 421.9 million and R$ 525.0 million to these pension plans in 2014 and 2015, respectively. Various pension plans which we sponsor are engaged in discussions with PREVIC (Superintendência Nacional de Previdência Complementar), the pension plan supervisory body, to reduce or eliminate these plans’ deficits. If these discussions determine that the deficits need to be partially or fully reduced, they will require the pension plan beneficiaries and their sponsors, such as us, to make extraordinary contributions. The terms of these contributions, which will be agreed among the beneficiaries and sponsors, may be substantial and could adversely affect our results of operations and financial condition.

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

Our insurance covers only part of the losses that we may incur. We are currently in the process of renegotiating our insurance policies at a group level to ensure uniform coverage and adequate protection for all our operations. Nevertheless, we believe that we maintain insurance in amounts that are adequate to cover material damages to our plants caused by fire, general third-party liability for accidents and operational risks. If we are unable to renew our insurance policies from time to time or losses or other liabilities occur that are not covered by insurance or that exceed our insurance limits, we could be subject to significant unexpected additional losses.

Risks Relating to Brazil

The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions and investor perception of these conditions have a direct impact on our business, financial condition, results of operations and prospects.

The Brazilian economy has been characterized by the significant involvement of the Brazilian Government, which often changes monetary, credit, exchange and other policies to influence Brazil’s economy. The Brazilian Government’s actions to control inflation and effect other policies have often involved wage and price controls, depreciation of the real, controls over remittances of funds abroad, intervention by the Central Bank to affect base interest rates and other measures. We have no control over, and cannot predict, what measures or policies the Brazilian Government may take in the future. Our business, financial condition, results of operations and prospects may be adversely affected by changes in Brazilian Government policies, as well as general factors including, without limitation:

•	Brazilian economic growth;

•	inflation;

•	interest rates;

•	variations in exchange rates;

•	exchange control policies;

•	liquidity of the domestic capital and lending markets;

•	fiscal policy and changes in tax laws;

•	allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to Operação Lava Jato; and

•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Changes in, or uncertainties regarding the implementation of, the policies listed above could contribute to economic uncertainty in Brazil, thereby increasing the volatility of the Brazilian securities market and the value of Brazilian securities traded abroad.

Historically, the level of the country’s political stability has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato Investigations and its impacts on the Brazilian economy and political environment. Any developments in Operação Lava Jato (foreseeable and unforeseeable) could have a material adverse effect on the Brazilian economy and on our results of operations and financial condition.

Additionally, since 2011, Brazil has been experiencing an economic slowdown. In 2015, the Brazilian Gross Domestic Product, or GDP, contracted by 3.9%. Growth rates were 0.1% in 2014, 2.7% in 2013, 1.8% in 2012 and 3.9% in 2011, compared to a GDP growth of 7.5% in 2010. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of GDP in Brazil. In years in which the Brazilian GDP does not grow, there tends to be a decrease in the demand for power. Further, it may also lead to an increase in commercial losses and customer defaults. We cannot assure that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of energy. As a result, these developments could impair our results of operations and financial condition.

The stability of the Brazilian real is affected by its relationship with the U.S. dollar, inflation and Brazilian Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations.

The Brazilian currency has experienced high degrees of volatility in the past, which after a relatively long period of stability, became extremely volatile again in 2014 and 2015. The Brazilian Government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms. Nevertheless, the exchange rate between the real and the dollar reached R$ 3.90 to U.S.$ 1.00 on December 31, 2015, R$ 2.66 to U.S.$1.00 on December 31, 2014 and R$ 2.34 to U.S.$1.00 on December 31, 2013.

Because of the volatility and the uncertainty of the factors that impact the exchange rate, it is difficult to predict future movements in the exchange rate. In addition, the Brazilian Government may change its foreign currency policy. Any governmental interference in the exchange rate, or the implementation of exchange control mechanisms, could influence the exchange rate. These exchange rate scenarios may have adverse effects on us as they may adversely affect the value of our receivables from Itaipu which are denominated in U.S. dollars as well as any of our indebtedness denominated in U.S. dollars.

As of December 31, 2014, approximately 30% of our consolidated indebtedness (of R$ 39,539 million), which amounted to R$ 11,878 million, was denominated in foreign currencies, of which R$ 11,484 million (or approximately 29% of our consolidated indebtedness) was denominated in U.S. dollars. As of December 31, 2015, approximately 33% of our consolidated indebtedness (of R$ 46,398 million), which amounted to R$ 15,283 million, was denominated in foreign currencies, of which R$ 14,851 million (or approximately 32% of our consolidated indebtedness) was denominated in U.S. dollars.

Allegations of political corruption against the Brazilian federal government and the Brazilian legislative branch and ongoing impeachment proceeding could create economic and political instability.

Members of the federal government and the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressman, resigned or have been arrested. Currently, elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during Operação Lava Jato being conducted by the Office of the Brazilian Federal Prosecutor.

Furthermore, in December 2015, the opening of impeachment proceeding was authorized against President Dilma Rousseff alleging non-compliance with the fiscal responsibility law. On April 17, 2016, the lower house of the Brazilian legislature voted to allow the Senate to commence the impeachment proceeding of President Dilma Rousseff. On May 12, 2016, the upper house of the Brazilian legislature determined that the impeachment proceeding was admissible and, accordingly, commenced an impeachment trial. During the 180-day trial period, the Vice-President of Brazil acted as President. On August 31, 2016, President Dilma Rousseff was found guilty, losing her mandate and Vice-President Michel Temer took office for the remainder of the term of January 1, 2019. In September 2016 the result of the impeachment proceedings was appealed to the Supreme Court of Brazil (Supremo Tribunal Federal). The court has not ruled on this appeal.

The outcome of the appeals concerning the impeachment proceeding, as well as on-going political demonstrations in respect of the impeachment process and the corruption allegations against senior politicians led, and may lead, to further political instability and a further decline in confidence by consumers and foreign direct investors in the stability and transparency of the Brazilian government, and may continue to have a material adverse effect on Brazil’s economic growth. This in turn may have a material negative impact on our businesses. Political demonstrations in respect of the corruption-related issues discussed above have affected the Brazilian economy and investors’ perceptions about Brazil. For example, mass street protests, which have been taking place since mid-2013 and recently took place on March 13, 2016 across an estimated 150 cities in Brazil, demonstrate the public’s dissatisfaction with corruption and certain political measures, and represent a potential risk to the Brazilian political and economic outlook.

The potential outcome of Operação Lava Jato and the appeals concerning the impeachment proceeding is unknown and have had an adverse impact on general market perception of the Brazilian economy. In respect of Operação Lava Jato the conclusion or further allegations of illegal conduct could have additional adverse effects on the Brazilian economy. The President of Brazil has powers to indirectly appoint the majority of our directors. Accordingly, any change in the Brazilian government could lead to changes in our management. We cannot predict whether the outcome of Operação Lava Jato and the impeachment proceeding will lead to further instability or whether new allegations against Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy and, consequently, our results of operations.

Inflation, and the Brazilian Government’s measures to curb inflation, may further contribute significantly to economic uncertainty in Brazil and materially adversely impact our operating results.

Brazil has historically experienced high rates of inflation, particularly prior to 1995. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy. More recently, inflation rates were 10.67% in 2015, 6.41% in 2014, 5.91% in 2013 and 5.84% in 2012, as measured by the IPCA, the National Consumer Price Index, compiled by IBGE (Brazilian Institute of Geography and Statistics).

Brazil may experience high levels of inflation in the future. The Brazilian government may introduce policies to reduce inflationary pressures, which could have the effect of reducing the overall performance of the Brazilian economy. Some of these policies may have an effect on our ability to access foreign capital or reduce our ability to execute our future business and management plans.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high real interest rates. These policies have contributed to limiting the size and attractiveness of the local debt markets, requiring borrowers like us to seek additional foreign currency funding in the international capital markets. To the extent that there is economic uncertainty in Brazil, which weakens our ability to obtain external financing on favorable terms, the local Brazilian market may be insufficient to meet our financing needs, which in turn may materially adversely affect us.

Risks Relating to the Brazilian Power Industry

We are subject to impacts related to the hydrological conditions.

We are subject to hydrological risks derived from adverse weather conditions such as flooding of certain rivers and excessively low flow rates in other rivers. Accordingly, the Interconnected Power System, or SIN, uses the MRE (Mecanismo de Realocação de Energia), an association of energy sellers to divide the hydrological risks existing in the market.

The Generation Scaling Factor, or GSF, represents the relation between the total production and collateral of the hydroelectric energy generators of the SIN that are part of the MRE, which represents the volume of energy in energy generation contracts. If there are excessively low flow rates, the hydroelectric generators will have to obtain energy in the short term market pursuant to the PLD.

As Brazil experienced an unusually severe drought between 2012 and 2015, its energy generation was below its expected levels. Following the enactment of Law No. 12,783, only generation companies which hold concessions which were not renewed pursuant to its terms and are due to expire remain exposed to this risk. As some of our subsidiaries hold concessions due to expire we and our subsidiaries are exposed to this risk. Accordingly, in the event that there are unfavorable hydrological conditions our results of operations and financial condition may be affected. As this risk is systemic, and even though we are currently adopting strategies to reduce the impact of this risk, we cannot guarantee that this risk will be completely mitigated or avoided.

In addition, we act as commercial agent of the energy generated by Itaipu in the regulated market making available the total volume of energy agreed to the quota holders. Accordingly, the hydrological risks cannot be mitigated. Although there are expenses associated with the commercialization of energy, these expenses are only indemnified in the subsequent year, which significantly impacted our cash flows. However, following the enactment of Decree No. 8,401/2015, after considering the MRE, the Itaipu generation hydrological risk must be assured by distribution concessionaires when defining the tariffs, and not in the subsequent year. Accordingly, from 2015 onwards we will no longer bear expenses related to Itaipu hydrological risks. However, we cannot guarantee that we will not incur expenses relating to power generated by Itaipu. We depend on approval from the relevant regulatory authorities to increase tariffs for the power generated by Itaipu, despite the fact that we have the right to certain indemnification payments pursuant to Law No. 8,401/2015, as discussed above.

Generally, unfavorable hydrological conditions that result in a reduced supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity consumption or the imposition of special taxes or charges on the sector to finance the costs of production of new thermal power plants, which are usually more expensive. In addition, we might incur higher costs in our distribution segment due to the need to purchase electricity for resale which would impact the cash flows of our distribution companies. Accordingly, it is possible that prolonged periods of reduced precipitation levels might adversely affect our financial condition and results of operations.

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

As of December 31, 2014 and 2015, we believe we were in compliance with all material terms of our concession agreements. However, we cannot assure you that we will not be penalized by ANEEL for a future breach of our concession agreements or that our concessions will not be terminated in the future. In the event that ANEEL were to terminate any of our concessions before their expiration date, the compensation we recover for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment and, accordingly, could have a material adverse effect on our financial condition and results of operations.

We may be subject to administrative intervention if we provide our services in an inadequate manner or violate contractual obligations, regulations and other legal obligations.

Law No. 12,767/2012 permits ANEEL to intervene in electric power concessions considered part of the public service in order to guarantee adequate levels of service as well as compliance with the terms and conditions under the concession contract, regulations and other relevant legal obligations.

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

If the holders of our concessions are subject to an administrative intervention, we and our subsidiaries may be subject to an internal reorganization in accordance with the recovery plan presented by management, which may adversely affect our financial condition and results of operations. In addition, should the recovery plan be rejected by the administrative authorities, ANEEL would be able to use its powers described above, which could have an adverse impact on our financial condition and results of operations.

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

Penalties are set forth in ANEEL Resolution No. 63, of 2004, and include warnings, substantial fines (in certain cases up to 2.0% of the revenue for the fiscal year immediately preceding the evaluation), restrictions on the concessionaire’s operations, intervention or termination of the concession.

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

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate supply of electricity to distribution companies, such as abrupt interruptions or disturbances arising from the generation, distribution or transmission systems. Accordingly, we may be held liable for such damages even if we are not at fault. As a result of the inherent uncertainty involved in these matters, we do not maintain any provisions in relation to potential damage, and these interruptions or disturbances may not covered by our insurance policies or may exceed the coverage limits of such policies.

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

Our operations are subject to comprehensive federal, state and local safety, health and environmental legislation as well as supervision by agencies of the Brazilian Government that are responsible for the implementation of such laws. Among other things, these laws require us to obtain environmental licenses for the construction of new facilities or the installation and operation of new equipment required for our business. The rules are complex and may change over time, making our ability to comply with the applicable requirements more difficult, thereby precluding our continuing or future generation, transmission and distribution operations.

For example, the Ministry of Environment required us to fulfill 34 steps related to health and safety and the environment in order to receive a permit for operation of our Belo Monte project. We see increasing health and safety requirements as a trend in our industry. Moreover, private individuals, non-governmental organizations and the public have certain rights to commence legal proceedings to obtain injunctions to suspend or cancel the licensing process. In addition, Brazilian Government agencies could take enforcement action against us for any failure to comply with applicable laws. Such enforcement action could include, among other things, the imposition of fines, revocation of licenses and suspension of operations. Such failures may also result in criminal liability, irrespective of our strict liability to perform environmental remediation and to indemnify third parties for environmental damage. We cannot accurately predict the effect that compliance with enhanced environmental, health or safety regulations may have on our business. If we do not secure the appropriate permits, our growth strategy will be significantly adversely affected, which may materially adversely affect our results of operations and our financial condition.

Environmental regulations require us to perform environmental impact studies on future projects and obtain regulatory permits.

We must conduct environmental impact studies and obtain regulatory permits for our current and future projects. We cannot assure you that these environmental impact studies will be approved by the Brazilian Government, that public opposition will not result in delays or modifications to any proposed project or that laws or regulations will not change or be interpreted in a manner that could materially adversely affect our operations or plans for the projects in which we have an investment. We believe that concern for environmental protection is also an increasing trend in our industry. Although we consider environmental protection when developing our business strategy, changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could materially adversely affect our results of operations and our financial condition by delaying the implementation of electricity projects, increasing the costs of expansion.

Construction, expansion and operation of our electricity generation, transmission and distribution facilities and equipment involve significant risks that could lead to lost revenues or increased expenses.

The construction, expansion and operation of facilities and equipment for the generation, transmission and distribution of electricity involve many risks, including:

•	the inability to obtain required governmental permits and approvals;

•	the unavailability of equipment;

•	supply interruptions;

•	work stoppages;

•	labor unrest;

•	social unrest;

•	interruptions by weather and hydrological conditions;

•	unforeseen engineering and environmental problems;

•	increases in electricity losses, including technical and commercial losses;

•	construction and operational delays, or unanticipated cost overruns;

•	issues related to the sale of energy;

•	the unavailability of adequate funding; and

•	expenses related to the operation and maintenance segment cannot be fully approved by ANEEL.

For example, we experienced work stoppages during the construction of our Jirau, Santo Antônio hydroelectric plants and the Belo Monte which is a plant we own through an SPE. We do not have insurance coverage for some of these risks, particularly for those related to weather conditions.

As a further example, we and our subsidiaries Chesf and Eletronorte are currently in conflict with the other shareholders of Norte Energia S.A. in relation to the Belo Monte project. The conflict relates to the interpretation of certain provisions of the shareholders’ agreement of Norte Energia S.A. in relation to the sale of power on the Free Market. In 2016 the shareholders of Norte Energia S.A. filed an arbitration proceeding against Eletrobras to dispute the reading of a section of that compay’s shareholders’ agreement. The section under dispute established a right of first refusal to enter into a purchase and sale agreement of 20% of the average secured power generated by Belo Monte and which was destinated to the Free Market (ACL). Notwithstanding the ongoing arbitration procedure the shareholders have been endeavoring to reach a consensus to enter into such Free Market agreements, which, once executed by the shareholders and submitted to BNDES, would allow the release of to R$ 2 billion. This amount has already been contracted with the bank and will be credited to the company by BNDES once it receives a copy of the purchase and sale agreement duly executed by all parties. If the reading of the disputed section of the shareholders’ agreement and the respective arbitration award are disfavorable to Eletrobras its financial status and operational income may be adversely impacted.

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

Risks Relating to our Shares and ADS

The New York Stock Exchange commenced procedures to delist our ADS. We cannot assure that the SEC will not move forward with the procedure to cancel our registration.

As a result of our failure to timely file this Annual Report on Form 20-F with the SEC, the NYSE informed us that we were not in compliance with the NYSE’s continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual and that we were subject to the procedures set forth in the NYSE’s listing standards related to late filings. Under the NYSE rules we were given an additional six months to file our 2014 annual report on Form 20-F with the SEC, subject to up to an additional six-month extension in the discretion of the NYSE. The NYSE granted us the further six-month extension until May 18, 2016 to file our delinquent report. Because Eletrobras has been unable to file its 2014 and 2015 annual reports on Form 20-F, the NYSE suspended trading in its ADS in May 2016 and commenced delisting proceedings. Although Eletrobras does not dispute that its ADS cannot currently be traded on the NYSE due to the filing delinquency, it has requested that the NYSE exercise its discretion to defer an ultimate delisting decision. In June 2016, the Brazilian Minister of Finance and Minister of Mines and Energy sent letters to the NYSE explaining the importance to the Brazilian government of an NYSE listing for Eletrobras. A hearing regarding the NYSE’s delisting proceedings has been scheduled for October 13, 2016.

The listing standards of the NYSE provide the NYSE with broad discretion regarding delisting matters. One of the factors described in the NYSE’s listing standards that could lead to a company’s delisting is its failure to make timely, adequate and accurate disclosures of information to our stockholders and the investing public.

Although we are filing our 2015 annual report on Form 20-F and our 2014 annual report on Form 20-F on this date, we cannot assure that, in the discretion of the NYSE, our ADS will not be delisted, or that they will resume trading on the NYSE. If our ADS were to be delisted, there could be no assurance whether or when they would again be listed for trading on the NYSE or another U.S. exchange. Further, the market price of our ADS might decline and become more volatile, and our ADS holders may find that their ability to trade in our ADS would be adversely affected. In addition, institutions whose charters do not allow them to hold securities in unlisted companies might sell our ADS, which could have a further adverse effect on the price of our ADS and underlying shares.

On August 30, 2016, the company received a letter from the SEC in which it informed the company about the possibility of having its registration cancelled because Eletrobras failed to file its annual reports on Form 20-F for 2014 and 2015 with the SEC. Even though the company is filing its annual reports on Form 20-F for 2014 and 2015 on the date hereof, we cannot assure that the SEC will not move forward with the procedure to cancel our registration. In the event we are no longer registrant, our ADS could not trade over our exchanged in the United States.

If you hold our preferred shares, you will have extremely limited voting rights.

In accordance with the Brazilian Corporate Law and our by-laws, holders of the preferred shares, and, by extension, holders of the ADS representing them, are not entitled to vote at our shareholders’ meetings, except in very limited circumstances. This means, among other things, that a preferred shareholder is not entitled to vote on corporate transactions, including mergers or consolidations with other companies. Our principal shareholder, who holds the majority of common shares with voting rights and controls us, is therefore able to approve corporate measures without the approval of holders of our preferred shares. Accordingly, an investment in our preferred shares is not suitable for you if voting rights are an important consideration in your investment decision.

Exercise of voting rights with respect to common and preferred shares involves additional procedural steps.

When holders of common shares are entitled to vote, and in the limited circumstances where the holders of preferred shares are able to vote, holders may exercise voting rights with respect to the shares represented by ADS only in accordance with the provisions of the deposit agreement relating to the ADS. There are no provisions under Brazilian law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary bank with respect to the underlying shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, holders of our shares will receive notice and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary bank, which will in turn, as soon as practicable thereafter, mail to holders of ADS the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote their shares. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of shares. ADS for which the depositary bank does not receive timely voting instructions will not be voted at any meeting.

If we issue new shares or our shareholders sell shares in the future, the market price of your ADS may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of our common and preferred shares and ADS by diluting the shares’ value. If we issue new shares or our existing shareholders sell shares they hold, the market price of our common and preferred shares, and of the ADS, may decrease significantly. Such issuances and sales also might make it more difficult for us to issue shares or ADS in the future at a time and a price that we deem appropriate and for you to sell your securities at or above the price you paid for them. Our controlling shareholder, the Brazilian Government, may decide to capitalize us for a variety of reasons therefore diluting existing shareholders and ADS holders.

Political, economic and social events as well as the perception of risk in Brazil and in other countries, including the United States, European Union and emerging countries, may affect the market prices for securities in Brazil, including Eletrobras shares.

The Brazilian securities market is influenced by economic and market conditions in Brazil, as well as in other countries, including the United States, European Union and emerging countries. Despite the significant different economic conjecture between these countries and Brazil, investors’ reactions to events in these countries may have a relevant adverse effect on the market value of Brazilian securities, especially those listed on the stock exchange. Crisis in the United States, European Union or emerging countries may reduce investors’ interest in Brazilian companies, including Eletrobras. For example, the prices of shares listed on BM&FBOVESPA have been historically affected by fluctuations of the American interest rate as well as the variations of the main indexes for North-American shares. Events in other countries and capital markets may adversely affect the market price of Eletrobras shares to the extent that, in the future, it could difficult or prevent access to capital markets and investment financing on acceptable terms.

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADS.

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

Exchanging ADS for the underlying shares may have unfavorable consequences.

As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADS in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADS and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

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

You may not receive dividend payments if we incur net losses or our net profit does not reach certain levels.

Under Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net profit for the preceding fiscal year, with holders of preferred shares having priority of payment. Our by-laws require us to pay holders of our preferred shares annual dividends equal to the greater of 8% (in the case of our class “A” preferred shares (subscribed up to June 23, 1969) and 6% (in the case of our class “B” preferred shares (subscribed after June 24, 1969), calculated by reference to the capital stock portion of each type and class of stock, subject to the restrictions explained in the preceding paragraph.

If we realize a net profit in an amount sufficient to make dividend payments, dividends are payable to holders of our preferred and common shares. If we incur net losses or realize net profits in an amount insufficient to make dividend payments, our management may recommend that dividend payments be made using the statutary profit reserve after accounting for the net losses for the year and any losses carried forward from previous years. In the event that we are able to declare dividends, our management may nevertheless decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our legal reserve and capital reserve accounts.

Additionally, in accordance with the Brazilian Corporate Law 6,404/1976, if Eletrobras posts net income for the year which is characterized, in whole or in part, as not having been financially unrealized, according to the parameters defined in this law, the management may choose to incorporate a reserve of unrealized profits, thus not declaring dividends. Also, according to the legal criteria, the amount of profits allocated to this reserve shall be paid to the shareholders in the period when the profit which is subject to this retention be financially realized.

You may not be able to exercise preemptive rights with respect to the preferred or common shares.

You may not be able to exercise the preemptive rights relating to the preferred or common shares underlying your ADS unless a registration statement under the United States Securities Act of 1933, as amended, (the “Securities Act”), is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse and accordingly your ownership position relating to the preferred or common shares will be diluted.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our shares or ADS.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our common or preferred shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADS between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADS, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADS by a non-resident of Brazil to another non-resident of Brazil.

Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10.E, Taxation – Material United States Federal Income Tax Consequences”) will generally be treated as a U.S. source gain or loss, unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources, such U.S. Holder would not be able to use the U.S. foreign tax credit arising from any Brazilian tax imposed on the disposition of our common or preferred shares or our ADS.

ITEM 4. INFORMATION ON THE COMPANY

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2014, we controlled approximately 33.0% of the installed power generating capacity within Brazil. Through our subsidiaries, we are also responsible for approximately 48.0% of the installed transmission capacity above 230 kV in Brazil. Our revenues derive mainly from:

•	the generation of electricity and its sale to electricity distribution companies and free consumers;

•	the transmission of electricity on behalf of other electricity concessionaires; and

•	the distribution of electricity to end consumers.

For the year ended December 31, 2014, we derived 63%, 16% and 21% of our net operating revenues (before eliminations) from our electricity generation, transmission, and distribution businesses, respectively. For the year ended December 31, 2014, our net revenues after eliminations were R$ 30,137 million, compared to R$ 23,836 million for the year ended December 31, 2013.

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

Capital Expenditures

In the last three years, as per the table below, we have invested an average of R$ 11.0 billion per year in expansion, modernization, research, infrastructure and environmental quality. Approximately 55% was invested in our generation segment, 33% in our transmission segment and the balance in our distribution segment and other investments.

Nature of Investments (R$ Millions)	2015	2014	2013
Subtotal Own Investments	6,059.52	6,264.54	7,259.06
Generation	2,162.98	2,182.88	2,630.91
Transmission	1,855.35	2,111.04	2,281.84
Distribution	791.20	577.46	741.17
Maintenance – Generation	330.97	393.75	427.40
Maintenance – Transmission	405.51	477.95	472.21
Maintenance – Distribution	212.19	151.35	204.38
Outros (Research, Infrastructure and Environmental Quality)	301.33	370.10	501.16
Subtotal Financial Investments	4,334.26	5,140.80	3,964.71
Generation	3,181.30	3,703.65	3,219.39
Transmission	1,152.96	1,437.14	745.32
Total	10,393.79	11,405.33	11,223.77

Our core business is the generation and transmission of energy and we intend to invest heavily in these segments in the upcoming years. With respect to the distribution of electricity, on June 3, 2015, the Brazilian Government enacted Decree No. 8,461 that establishes the criteria for the renewal of distribution concessions. Accordingly, concession holders must meet certain criteria with respect to the quality of the distribution services provided and certain financial ratios.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not to renew the concessions of Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia and that by December 31, 2017 Eletrobras will transfer the control of these distributions. The shareholdersalso approved that this distributions companies can be responsible for the distribution of public energy until December 31, 2017 if all the necessary funds for these companies to keep their operations ongoing, perform maintenance and make new investments shall be allocated by customer charges or government funding. The shareholders also approved to return, at any time, the distribution companies to Government control if control has not been transferred by December 31, 2017, or if the Federal Government, at any time, ceases to allocate resources to fund these companies or the tariff does not represent proper compensation. If Eletrobras returns such concessions, they will be subject to new bids in the future.

Companies are now selected to construct new generation units and transmission lines by a tender process. It is, therefore, difficult to predict the precise amounts that we will invest in these segments going forward. We are, however, working to secure a significant number of new contracts either alone or as part of a SPE including the private sector.

Under the EPE 10 Year Plan, it is estimated that Brazil will have 211,615 km of transmission lines and 206.4 GW of installed generation capacity by 2024 from 138.8 GW in 2014. These investments by Brazil will represent approximately R$ 376 billion. As the current largest market participant based on length of transmission lines, we expect to participate in the majority of these new investments. In accordance with the Business Plan, whose numbers and targets are under review we believe that from 2015 to 2019 we will invest approximately R$ 50.3 billion in our generation, transmission and distribution businesses. Our Business Plan is under review. For these investments, we expect to use the funding derived from our net cash flow as well as from accessing national and international capital markets and through bank financing.

Our capital expenditures for fixed assets, intangible assets and concession assets in 2014, 2013 and 2012 were R$ 6,181.4 million, R$ 5,712 million and R$ 7,200 million, respectively.

B. Business Overview

Strategy

Our main strategic objectives are to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector. In order to achieve these objectives, our main strategies are as follows:

•

Expand and improve efficiency in our generation and transmission business. Our business is focused on our core operations in the Brazilian generation and transmission markets. Our strategy is to select and optimize opportunities that arise in the auction process for new generation plants and transmission lines in accordance with the Electricity Regulatory Law. By focusing on generation and transmission, we believe that we will be able to maximize profits by improving efficiency in the operation and maintenance of our assets and capitalizing on opportunities arising from greenfield projects or from the selective acquisition of existing assets. Our recently released Corporate Strategy Plan for 2015 to 2030 reinforces our target to achieve a global leadership position in clean energy production by 2030, while maintaining our rates of return at competitive levels, as set forth in our Vision of the Eletrobras System for 2030: “To be among the top three global clean energy companies and among the ten largest electric energy companies in the world, with profitability comparable to the sector’s best and being recognized by all its stakeholders.”

•	Limit our exposure to our distribution business. During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not to renew the concessions of Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia and that by December 31, 2017 Eletrobras will transfer the control of these distributions. The shareholders also approved that this distributions companies can be responsible for the distribution of public energy until December 31, 2017 if all the necessary funds for these companies keeping their operations ongoing, perform maintenance and make new investments shall be allocated by customer charges or government funding. The shareholders also approved to return, at any time, the distribution companies to Government control if control has not been transferred by December 31, 2017, or if the Federal Government, at any time, ceases to allocate resources to fund these companies or the tariff does not represent proper compensation. If Eletrobras returns such concessions, they will be subject to new bids in the future.

•

We seek to maintain high corporate governance standards and to promote sustainability in order to enhance our brand value as well as the market appreciation of our stock. Our shares are listed on three stock markets: the São Paulo Stock Exchange – BM&FBOVESPA (ELET3 and ELET6), in which it is listed as Corporate Governance Level 1; the Madrid Stock Exchange (XELTO and XELTB), through the LATIBEX Program; and the New York Stock Exchange – NYSE (EBR and EBR-B), in which it trades Level 2 American Depositary Receipts (ADRs), although currently our ADRs are suspended from trading on the NYSE and the NYSE is seeking to de-list our ADRs, we are appealing to the NYSEnot to de-list our ADRs. During the time our ADRs are suspended from trading, they are trading on the over the counter market in the United States (the “OTC”). We use compliance with the numerous regulations from the stock exchanges as a roadmap for the continuous implementation of best practices in corporate governance. Our current corporate governance standards fully reflect the orientations of our newly released Corporate Strategic Plan for 2015 to 2030 and are included in the audit and administration manuals, the internal regulations of the Board of Directors and Fiscal Council as well as our by-laws. The investigation we have undertaken reflects the importance that we place on corporate governance standard and adherence with the FCPA – Foreign Corrupt Practices Act and also the Brazilian Anticorruption Law No.12,846 which took effect on January 29, 2014. For further information regarding the Investigation, see the “Explanatory Note.” We believe that the continuing improvement of our corporate governance standards will help us achieve growth, profitability and increased market share as a result of the positive effect these standards have on our brand, both domestically and internationally. As part of this strategy, we established controls and procedures, in accordance with the Sarbanes Oxley Act of 2002. For a further discussion of our internal controls please see “Item 15 – Controls and Procedures” and “Risk Factors – Risks Relating to our Company – If we are unable to remedy the material weaknesses in our internal controls, the reliability of our financial reporting and the preparation of our consolidated financial statements may be materially adversely affected.” In addition, we are a signatory to the United Nations Global Compact, the world’s largest corporate responsibility initiative, and, for the ninth consecutive year, were selected as a member of BM&FBOVESPA’s ISE Corporate Sustainability Index. From 2011 to 2016, we were included in the Dow Jones Sustainability Emerging Markets Index. We believe that inclusion in these indices, and registration with organizations recognized for the most stringent governance standards in the world will enable us to significantly raise our global profile and reputation. We strive to maintain our leadership in an increasingly competitive market, positioning ourselves as a company that emphasizes social and environmental responsibility as a path to maintaining business sustainability, providing career development prospects as well as a good working environment for our employees and improved living standards for the communities that live close to our facilities and plants. In order to maintain our present market share, we are committed to the expansion of our generation, transmission and distribution businesses, focusing on improving the performance of our investments as well as our operational efficiency, restructuring our management model and expanding into international markets.

•	Selectively identify growth opportunities in certain international markets. In accordance with our Corporate Strategic Plan for 2015 to 2030, our aim is to improve our generation and transmission businesses outside Brazil in order to achieve higher rates of return than those we realize in Brazil. Our strategic goal is to generate new energy that can be added to the Interconnected Power System and to integrate certain electrical power systems in the Americas. In order to achieve sustainable growth, we believe that certain international electricity markets offer attractive opportunities, which could present an interesting trade-off when compared to the domestic market. We plan to selectively identify opportunities in these markets in the future. We may also identify and pursue growth opportunities outside South and Central America, mainly in Africa, including renewable energy projects.

Generation

Our principal activity is the generation of electricity. Net revenues (including financial revenues at the holding company level) from generation represented 62.8%, 65.5% and 62.6% of our net operating revenues (before eliminations) in the years ended December 31, 2014, 2013 and 2012, respectively.

Pursuant to Law No. 5,899, of July 5, 1973, and Decree 4,550, of December 27, 2002, Eletrobras must sell all energy produced by Itaipu to distribution companies in the Southern, Southeastern and midwestern regions in Brazil (see “Item 5, Operating and Financial Review and Prospects – Electric Power Market – Itaipu”).

We had an installed capacity of 44,156 MW as of December 31, 2014, 42,987 MW as of December 31, 2013 and 42,333 MW as of December 31, 2012. The increase in capacity over these periods reflects continuous growth. Additionally, we have approximately 12,634 MW in planned projects throughout Brazil through 2018, which are currently under construction, and we have feasibility studies in partnership for an additional capacity of approximately 23,471 MW.

The map below shows the geographic location of our generation assets as of December 31, 2014:

Concessions

As of December 31, 2014, we operated under the following concessions/authorizations granted by ANEEL for our generation businesses:

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin

CGTEE
São Jerônimo	Rio Grande do Sul	Thermal	20.00	July 2015	April 1953
Presidente Médici	Rio Grande do Sul	Thermal	446.00	July 2015	January 1974
Nutepa	Rio Grande do Sul	Thermal	24.00	July 2015	February 1968
Candiota III	Rio Grande do Sul	Thermal	350.00	July 2041	January 2011

Chesf
Funil(1) (8)	Bahia	Hydroelectric	30.00	December 2042(8)	March 1962

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin
Pedra(1) (8)	Bahia	Hydroelectric	20.00	December 2042(8)	April 1978
Araras(8)	Ceará	Hydroelectric	4.00	July 2015	February 1967
Curemas	Bahia	Hydroelectric	3.52	November 2024	June 1957
Paulo Afonso Complex, Piloto and Moxotó (Apolônio Sales)(8)	Bahia	Hydroelectric	4,281.6	December 2042(8)	January 1955
Sobradinho	Bahia	Hydroelectric	1,050.30	February 2052	April 1979
Luiz Gonzaga(8)	Pernambuco	Hydroelectric	1,479.60	December 2042(8)	February 1988
Boa Esperança(8)	Piauí/Maranhão	Hydroelectric	237.30	December 2042(8)	January 1970
Xingó(8)	Sergipe/Alagoas	Hydroelectric	3,162.00	December 2042(8)	April 1994
Camaçari	Bahia	Thermal	346.8	August 2027	February 1979
Dardanelos(7)	Mato Grosso	Hydroelectric	261.00	July 2042(8)	August 2011
Jirau(9)	Rondônia	Hydroelectric	3,750.00	August 2043	September 2013
São Pedro do Lago	Bahia	Wind	30.00	February 2046	March 2013
Pedra Branca	Bahia	Wind	30.00	February 2046	March 2013
Sete Gameleiras	Bahia	Wind	30.00	February 2046	March 2013

Eletronorte
Rio Acre	Acre	Thermal	45.49	April 2025	April 1994
Rio Branco II	Acre	Thermal	32.75	July 2020	April 1981
Rio Branco I	Acre	Thermal	18.65	July 2020	February 1998
Santana	Amapá	Thermal	177.74	May 2019	January 1993
Rio Madeira	Rondônia	Thermal	119.35	September 2018	April 1968
Coaracy Nunes(8)	Amapá	Hydroelectric	78.00	December 2042(8)	October 1975
Tucurui	Pará	Hydroelectric	8,535.00	July 2024	November 1984
Samuel	Rondônia	Hydroelectric	216.75	September 2029	July 1989
Curuá-Una(2)	Pará	Hydroelectric	30.30	July 2028	July 1977
					1st unit (mach.2) December 1990
					2nd Unit (mach.1) June 1991
					3rd Unit (mach.3) December 1993
Senador Arnon Afonso Farias de Mello	Roraima	Thermal	85.99	August 2024	December 1990
Serra do Navio(5)	Amapá	Thermal	23.30	May 2037	June 2008
Electron (TG)*	Amazonas	Thermal	121.10	Indefinite	June 2005
Dardanelos (7)	Mato Grosso	Hydroelectric	261.00	July 2042(8)	August 2011
Santarém	Pará	Thermal	14.76	June 2034	June 2014
Brasventos Miassaba 3 Geradora de Energia S.A (11)	Rio Grande do Norte	Wind	68.47	August 2045	May 2014
Brasventos Eolo Geradora de Energia S.A. (11)	Rio Grande do Norte	Wind	58.45	December 2045	May 2014

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin
Rei dos Ventos 3 Geradora de Energia S.A. (11)	Rio Grande do Norte	Wind	60.12	December 2045	May 2014

Eletronuclear(3)
Angra I	Rio de Janeiro	Nuclear	640.00	December 2024	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	August 2039	September 2000

Eletrosul
Cerro Chato I	Rio Grande do Sul	Wind	30.00	August 2045	November 2011
Cerro Chato II	Rio Grande do Sul	Wind	30.00	August 2045	September 2011
Cerro Chato III	Rio Grande do Sul	Wind	30.00	August 2045	June 2011
Passo São João	Rio Grande do Sul	Hydroelectric	77.00	August 2041	March 2012
Mauá	Paraná	Hydroelectric	177.9	July 2042(8)	November 2012
São Domingos	Mato Grosso do sul	Hydroelectric	48.00	December 2037	June 2013
Barra do Rio Chapéu	Santa Catarina	Small Hydroelectric	15.15	May 2034	February 2013
Jõao Borges	Santa Catarina	Small Hydroelectric	19.0	December 2035	July 2013
Megawatt Solar	Santa Catarina	Solar Power Plant	0.93		September 2014
Jirau(9)	Rondônia	Hydroelectric	3,750.00	August 2043	September 2013
Holding
Mangue Seco 2	Rio Grande do Norte	Wind	26.00	July 2045	September 2011
Furnas
Corumbá I(8)	Goiás	Hydroelectric	375.00	December 2042	April 1997
Simplício	Rio de Janeiro/ Minas Gerais	Hydroelectric	306.00	August 2041	June 2013
Serra da Mesa	Goiás	Hydroelectric	1,275.00	November 2038(8)	April 1998
Furnas(8)	Minas Gerais	Hydroelectric	1,216.00	December 2042	March 1963
Itumbiara	Minas Gerais/Goiás	Hydroelectric	2,082.00	February 2020	February 1980
Marimbondo(8)	São Paulo/Minas Gerais	Hydroelectric	1,440.00	December 2042(8)	April 1975
Peixoto (Mascarenhas de Moraes)	Minas Gerais	Hydroelectric	476.00	October 2023	April 1973
Porto Colômbia(8)	Minas Gerais	Hydroelectric	320.00	December 2042(8)	March 1973
Manso	Mato Grosso	Hydroelectric	212.00	February 2035	October 2000
Funil(1) (8)	Minas Gerais	Hydroelectric	216.00	December 2042(8)	April 1969
Estreito (8)	São Paulo	Hydroelectric	1,050.00	December 2042(8)	February 1970
Campos(4)	Rio de Janeiro	Thermal	30.00	July 2027	April 1977
Santa Cruz	Rio de Janeiro	Thermal	500	December 2042(8)	March 1967
Peixe Angical(5)	Tocantins	Hydroelectric	452.00	November 2036	June 2006
Baguari(5)	Minas Gerais	Hydroelectric	140.00	August 2041	September 2009
Retiro Baixo(5)	Minas Gerais	Hydroelectric	82.00	August 2041	October 2010

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin
Foz do Chapecó(5)	Rio Grande do Sul	Hydroelectric	855.00	November 2036	October 2010
Serra do Facão(5)	Goiás	Hydroelectric	212.60	November 2036	July 2010
Santo Antônio	Rondônia	Hydroelectric	3,568.30	June 2043	March 2012
Brasventos Miassaba 3 Geradora de Energia S.A	Rio Grande do Norte	Wind	68.47	August 2045	Feb 2014
Brasventos Eolo Geradora de Energia S.A.	Rio Grande do Norte	Wind	58.45	December 2045	Feb 2014
Rei dos Ventos 3 Geradora de Energia S.A.	Rio Grande do Norte	Wind	60.12	December 2045	Feb 2014
UHE Três Irmãos (12)	São Paulo	Hydroelectric	807.5	September 2044	Sep 2014

Itaipu(6)
Itaipu Binacional	Paraná	Hydroelectric	14,000.00	Not applicable	March 1985
Amazonas Energia
Aparecida	Amazonas	Thermal	282.05	July 2020	February 1984
Mauá	Amazonas	Thermal	738.10	July 2020	April 1973
Balbina	Amazonas	Hydroelectric	277.50	March 2027	January 1989
UT CO Cidade Nova	Amazonas	Thermal	29.60	Indefinite	August 2008
UT AS São José	Amazonas	Thermal	73.40	August 2016	February 2008
UT FO Flores	Amazonas	Thermal	124.70	August 2016	August 2008
UTE Iranduba	Amazonas	Thermal	66.60	August 2016	November 2010
UTE Distrito	Amazonas	Thermal	51.30	Indefinite	October 2010
Others	Amazonas	Thermal	439.00	Indefinite	—
UTE Electron*	Amazonas	Thermal	121.1
Ceron
Rio Vermelho*	Rondônia	Small Hydroelectric Central	2.60	Indefinite	November 1986

Under Construction Suitable Plants
Angra III	Rio de Janeiro	Nuclear	1,405.00	December 2016	December 2022
Casa Nova I	Bahia	Wind	180.00	January 2046	December 2016
Mauá 3	Amazonas	Thermal	589.61	Indefinite	Indefinite
Casa Nova II	Bahia	Wind	28.00	May, 2049	December, 2017
Casa Nova III	Bahia	Wind	24.00	May, 2049	December, 2017

Special Purpose Vehicle
Jirau	Rondônia	Hydroelectric	3,750.00	August 2043	April 2013
Sinop	Mato Grosso	Hydroelectric	400.00	December 2047	January 2018
Santo Antônio(10)	Rondônia	Hydroelectric	3,568.30	June 2043	March 2012
Belo Monte	Pará	Hydroelectric	11,233.00	August 2045	April 2016
Teles Pires	Mato Grosso/Pará	Hydroelectric	1,820.00	June 2046	November 2016
São Manoel	Mato Grosso/Pará	Hydroelectric	700.00	April 2049	January 2018
Santa Vitória do Palmar Complex	Rio Grande do Sul	Wind	258.00	April 2047	March 2018
Chuí Complex	Rio Grande do Sul	Wind	144.00	April 2047	May 2015
Famosa I	Rio Grande do Norte	Wind	22.50	May 2047	May 2018

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession/ Authorization	Began Service or expect to begin
Pau-Brasil	Ceará	Wind	15.00	March 2042	May 2018
Rosada	Rio Grande do Norte	Wind	30.00	May 2047	May 2018
São Paulo	Ceará	Wind	17.50	March 2042	May 2018
Cerro Chato I, II and III	Rio Grande do Sul	Wind	90.0	August 2045	June 2011
Hermenegildo I, II, III and Chuí IX	Rio Grande do Sul	Wind	180.8	June 2049	November 2015
Santa Joana I	Piauí	Wind	30.0	August 2035	July 2015
Santa Joana III	Piauí	Wind	30.0	December 2035	January 2016
Santa Joana IV	Piauí	Wind	30.0	December 2035	March 2016
Santa Joana V	Piauí	Wind	30.0	December 2035	January 2016
Santa Joana VII	Piauí	Wind	30.0	December 2035	January 2016
Santo Augusto IV	Piauí	Wind	30.0	December 2035	January 2016
Serra das Vacas I	Pernambuco	Wind	30.0	June 2049	November 2015
Serra da Vacas II	Pernambuco	Wind	30.0	June 2049	December 2015
Serra das Vacas III	Pernambuco	Wind	30.0	June 2049	December 2015
Serra das Vacas IV	Pernambuco	Wind	30.0	June 2049	December 2015
Caiçara I	Rio Grande do Norte	Wind	30.0	June 2047	Febuary 2016
Caiçara II	Rio Grande do Norte	Wind	21.0	July 2047	November 2015
Junco I	Rio Grande do Norte	Wind	30.0	July 2047	November 2015
Junco II	Rio Grande do Norte	Wind	30.0	July 2047	November 2015
Santa Joana IX	Piauí	Wind	30.0	April 2049	March 2016
Santa Joana X	Piauí	Wind	30.0	August 2035	August 2015
Santa Joana XI	Piauí	Wind	30.0	August 2035	July 2015
Santa Joana XII	Piauí	Wind	30.0	August 2035	July 2015
Santa Joana XIII	Piauí	Wind	30.0	August 2035	July 2015
Santa Joana XV	Piauí	Wind	30.0	August 2035	July 2015
Santa Joana XVI	Piauí	Wind	30.0	August 2035	July 2015
Baraúnas I	Bahia	Wind	29.7	April 2049	March 2013
Mussambê	Bahia	Wind	29.7	April 2049	October 2015
Morro Branco I	Bahia	Wind	29.7	April 2049	October 2015
Ventos do Horizonte	Ceará	Wind	19.2	July 2047	October 2016
Bom Jesus	Ceará	Wind	18.0	April 2049	May 2018
Cachoeira	Ceará	Wind	12.0	April 2049	May 2018
Pitimbu	Ceará	Wind	18.0	Mar/2049	May 2018
São Caetano	Ceará	Wind	25.2	April 2049	May 2018
São Caetano I	Ceará	Wind	18.0	April 2049	May 2018
São Galvão	Ceará	Wind	22.0	March 2049	May 2018
Carnaúba I	Rio Grande do Norte	Wind	22.0	July 2049	May 2018
Carnaúba II	Rio Grande do Norte	Wind	18.0	July 2049	May 2018
Carnaúba III	Rio Grande do Norte	Wind	16.0	July 2049	May 2018
Carnaúba V	Rio Grande do Norte	Wind	24.0	July 2049	May 2018
Cervantes I	Rio Grande do Norte	Wind	16.0	July 2049	May 2018

(1)	Approval for the renovation of the environmental licenses of both Funil and Pedra has been requested but the licenses have not yet been granted. However, this does not affect the operations at either plant.
(2)	This plant was transferred from Celpa to Eletronorte in December 2005 as payment for outstanding debts owed by Celpa to Eletronorte relating to sales of energy.
(3)	The nuclear plants are authorized to operate for 40 years from the date on which they commenced operations. A few years prior to this due expiration date, each applicable nuclear energy company may request an extension of its respective permit from CNEN. In order to obtain an extension, CNEN may request the replacement of certain equipment. For example, in the case of Angra I, CNEN requested the replacement of a steam generator following our request to extend the permit by 20 years.
(4)	This plant is not operational.
(5)	Serra do Navio, Peixe Angical, Baguari, Retiro Baixo, Foz do Chapecó, Serra do Facão and Santo Antônio are special purpose entities in which we hold an ownership interest of 49.0%, 40.0%, 15.0%, 49.0%, 40.0%, 49.5%, and 39.0%, respectively. Figures in this table refer to the total capacity of each plant.
(6)	Itaipu does not operate pursuant to a concession but rather the Itaipu Treaty that expires in 2023. We own 50.0% of Itaipu Binacional.
(7)	Our subsidiaries Eletronorte and Chesf both own 24.5% of this unit. Figure in this table refers to the total capacity of the plant.
(8)	Renewed pursuant to Law No. 12,783.
(9)	Our subsidiaries Eletrosul and Chesf both own 20.0% of this unit. Figure in this table refers to the total capacity of the plant. In December 2014 it operated at 1,500 MW of installed capacity.
(10)	Our subsidiary Furnas owns 39.0% of this unit which operated at 2,286 MW of installed capacity in December 2014.
(11)	Our subsidiaries Furnas and Eletronorte both own 24.5% of this unit.
(12)	Our subsidiary Furnas owns 49.9% of this unit.

Source: Eletrobras System.

*	Units no longer under operation in June 30, 2016.

Types of Plants

Hydroelectric power plants accounted for 87.7% of our total power generated in 2014, compared to 88.0% in 2013 and 89.7% in 2012.

We also generate electricity through our thermal and nuclear plants. Thermal plants accounted for 5.2% of our total power generated in 2014, compared to 5.1% in 2013 and 4.0% in 2012. Nuclear plants accounted for 7.1% of our total power generated in 2014, compared to 6.94% in 2013 and 6.2% in 2012.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours, broken down by type of plant:

	Year Ended December 31,
	2014	2013	2012
	(MWh)
Type of plant:
Hydroelectric(1)	191,970,101.40	202,649,175	229,916,793
Thermal	11,411,711.52	11,761,506	10,353,648
Nuclear	15,433,251.78	15,829,384	16,006,532

Total(2)	218,815,064.70	230,240,065	256,276,973

(1)	Including 100% of the Itaipu plant.
(2)	Does not consider MWh produced by any wind plant.

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

As of December 31, 2014, we owned and operated 47 hydroelectric plants. In addition, we hold a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity and participations in the Peixe Angical (40.0%), Jirau (40.0%), Serra do Facão (49.5%), Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.0%), Dardanelos (49%), Santo Antônio (39.0%) and Três Irmãos (49.9%) and plants. Also, we have participation in the Serra da Mesa (48.5%), Manso (70.0%) and Mauá (49.0%). The ONS is solely responsible for determining, in any year, how much electricity each of our plants should generate. As of December 31, 2014, the total installed capacity of our hydroelectric plants was 37,757 MW (including 50.0% of Itaipu and our participations in the SPEs referred to above). The following table sets out information with respect to hydroelectric plants owned by us and with partners as of December 31, 2014 and for the year then ended:

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Hydroelectric plants:
Funil (Chesf)	30.0	10.91	1962
Pedra	20.0	3.74	1978
Araras	4.0	—	1967
Curemas	3.52	1.00	1957
Piloto, Paulo Afonso complex and Moxotó	4,281.6	2,225.00	1955
Sobradinho	1,050.3	531.00	1979
Luiz Gonzaga	1,479.6	959.00	1988
Boa Esperança	237.3	143.00	1970
Xingó	3,162.0	2,139.00	1994
Coaracy Nunes(3)	78.0	—	1975
Tucurui complex	8,535.0	4,140.00	1984
Samuel(3)	216.8	92.7	1989
Curuá-Una(3)	30.3	24.00	1977
Furnas	1,216.0	598.00	1963
Luiz Carlos Barreto (Estreito)	1,050.0	495.00	1969
Peixoto (Mascarenhas de Morais)	476.0	295.00	1973
Porto Colômbia	320.0	185.00	1973
Marimbondo	1,440.0	726.00	1975
Itumbiara	2,082.0	1,015.00	1980
Funil (Furnas)	216.0	121.00	1969
Corumbá I	375.0	209.00	1997
Simplício	306.0	192.0	2013
Batalha	52.5	48.8	2014
Serra da Mesa(4)	1,275.0	671.00	1998
Manso(4)	212.0	92.00	2000
Passo São João	77.0	41.1	2012
Mauá(13)	177.9	96.9	2012
São Domingos	48.0	36.4	2013
Barra do Rio Chapéu	15.15	8.61	2013
João Borges	19.0	10.14	2013

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Itaipu(6)(1)	14,000.0	8,577.00	1985
Rio Vermelho	2.6	2.0	1986
Balbina(3)	277.5	—	1989
Peixe Angical(5)	498.8	271.00	2006
Baguari(7)	140.0	80.00	2009
Retiro Baixo(8)	82.0	39.00	2010
Foz do Chapecó(10)	855.0	432.00	2010
Serra do Facão(9)	212.6	182.40	2010
Santo Antônio(12)	3,568.3	2,424.20	2012
Dardanelos(11)	261.0	154.90	2011
Jirau(14)	3,750.0	2,184.6	2013
Três Irmãos(15)	807.5	217.5	2014

(1)	The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.
(2)	Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.
(3)	The Balbina, Curuá-Una, Samuel and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(4)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(5)	We own 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.
(6)	We own 50.0% of the Itaipú plant. Figures in this table refer to the entire capacity/utilization of the plant.
(7)	We own 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.
(8)	We own 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.
(9)	We own 49.5% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.
(10)	We own 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.
(11)	We own 49.0% of the Dardanelos plant.
(12)	We own 39.0% of the Santo Antônio plant. As of December 31, 2014, the installed operating capacity was 2,286 MW.
(13)	We own 49.0% of the Mauá plant.
(14)	We own 40.0% of the Jirau plant.
(15)	We own 49.9% of the Três Irmãos plant.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Hydroelectric plants:
Funil (Chesf)	95,572	42,2782	44.24
Pedra	32,762	7,781	23.75
Araras	0	0	—
Curemas	8,760	83,2	0.95

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Piloto, Paulo Afonso Complex and Moxotó	19,491,000	9,701,444	49.77
Sobradinho	4,651,560	2,236,010	48.07
Luiz Gonzaga	8,400,840	4,180,144	49.76
Boa Esperança	1,252,680	1,159,105	92.53
Xingó	18,737,640	10,929,642	58.33
Coaracy Nunes(2)	—	596,102	—
Tucurui complex	36,266,400	40,059,633	110.46
Samuel	812,052	857,705	105.62
Curuá-Una(2)	210,240	200,832	95.53
Furnas	5,238,480	2,529,688	48.29
Estreito	4,336,200	2,392,481	55.17
Peixoto (Mascarenhas de Morais)	2,584,200	1,468,177	56.81
Porto Colômbia	1,620,600	1,158,948	71.51
Marimbondo	6,359,760	2,841,659	44.68
Itumbiara	8,891,400	6,079,061	68.37
Funil (Furnas)	1,059,960	681,275	64.27
Corumbá I	1,830,840	1,855,488	101.35
Simplício	1,681,920	473,062	28.13
Serra da Mesa(3)	5,877,960	2,218,289	37.74
Batalha	427,488	177,384	41,49
Manso(3)	805,920	531,261	65.92
Passo São João	360,036	461,586	128.1
Mauá(5)	848,844	1,052,404	123.98
São Domingos	318,864	194,690	61.6
Barra do Rio Chapéu	75,424	60,309	79.96
João Borges	88,826	79,687	89.74
Rio Vermelho	17,520	8,849	50.51
Balbina	—	1,314,189	—

Total(1)	132,393,748	95,548,258	72.16

(1)	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.
(2)	The Balbina, and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(3)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant.
(4)	This percentage is based on the average operational utilization.
(5)	We own 49.0% of the Mauá plant.

See “ – Concessions” for information on the hydroelectric power plants operated by Chesf, Eletronorte and Furnas.

Hydroelectric utilities in Brazil are required to pay a royalty fee of 6.75% of the power generated to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$ 387 million in 2014, compared to R$ 406 million in 2013 and R$ 668 million in 2012. These fees are recorded as operating costs in our consolidated financial statements.

Our subsidiaries have acquired concessions for the construction of 8 new hydroelectric power plants. Information regarding these new plants is set out in the table below:

	Installed Capacity	Construction began	Service begins(1)
	(MW)
New plants:
Santo Antônio(2)	3,568.3	August 2008	March, 2012
Belo Monte	11,233.0	August 2011	April 2016
Teles Pires	1,820.0	August 2011	November 2015
Santo Cristo	19.5	—	April 2016
Coxilha Rica	18.0	—	—
São Manoel	700.0	August 2014	May 2018
Sinop	400.0	December 2013	January 2018
Jirau(3)	3,750.0	December 2009	September 2013

(1)	Estimated dates based on current timetable.
(2)	32 turbines operating, totaling 2,286 MW of installed capacity.
(3)	20 turbines operating, totaling 1,500 MW of installed capacity.

We intend to finance these plants from cash flow from operations, future indemnification payments received pursuant to Law No. 12,783/2013, receivables from loans granted to Itaipu and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies.

Thermal Plants

As of December 31, 2014, we owned and operated 125 thermal plants. In addition, we hold a 49.00% interest in the Serra do Navio plant. Thermal plants include coal and oil power generation units. The total installed capacity of our thermal plants was 4,159 MW as of December 31, 2014, compared to 4,556 MW as of December 31, 2013 and 4,555 MW as of December 31, 2012.

The following table sets out information regarding our thermal plants as of December 31, 2014 and for the year ended:

	Installed Capacity	Generated Energy(2)	Assured Energy(1)
	(MW)	(MWh)
Thermal plants:
P. Médici (Candiota)	446.00	510,120	2,203,140
S. Jerônimo (Candiota)	20.00	—	110,376
Candiota III	350.00	1,952,819	2,658,660
Nutepa (Candiota)	24.00	—	53,436
Santa Cruz	500.00	2,714,880	3,514,512
Campos	30.00	12,391	183,960
Camaçari	346.80	482,188	2,013,048
Electron	121.10	31,953	157,680
Rio Madeira	119.35	—	—
Santana	177.74	708,835	—
RioBranco I	18.65	—	—
RioBranco II	32.75	—	—
Rio Acre	45.49	28.89	—
Mauá	738.1	1,514,948	2,724,360
Senador Arnon Farias de Mello	85.99	—	—
Aparecida	282.50	1,184,761	1,314,000
Cidade Nova	29.6	75,359	169,944

	Installed Capacity	Generated Energy(2)	Assured Energy(1)
	(MW)	(MWh)
São José	73.4	157,790	416,100
Flores	124.7	362,719	685,908
Distrito	51.30	149,286	335,508
Iranduba	66.6	192,021	412,596
Others in the Isolated System	440	273,752	1,490,076

Total	4,124.07	10,323,850.89	13,277,532

(1)	Assured Energy is only determined in respect of plants from the Interconnected Power System, but not the Isolated system. Most of our thermal plants are part of the Isolated system.
(2)	Generated Energy does not include energy generated through our participations in SPEs.

Each of our thermal plants operates on coal, gas or oil. The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the plant’s location.

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$ 1,480 million for 2014, compared to R$ 1,492 million for 2013 and R$ 694 million for 2012, which were reimbursed to us from the CCC Account in accordance with Law No. 12,111.

We have recovered a substantial portion of the thermal plants’ excess operating costs, which correspond to the difference between the cost of a thermal plant and the cost of a hydroelectric plant, through reimbursements pursuant to the CCC Account. The Brazilian Government created the CCC Account in 1973 for the purpose of building financial reserves to cover the costs of using fossil fuel thermal power plants, which are more expensive to operate than hydroelectric plants, in the Basic Network and the Interconnected Power System should a power shortage create a need for increased production of thermal power plants. Consumers through electricity distributors in Brazil were required to contribute annually to the CCC Account, which in effect served as an insurance fund against an extraordinary situation, such as a rainfall shortage, which would require increased use of thermal plants. The aggregate amount of the annual required contribution was calculated on the basis of the current year’s cost of fuel estimates for all thermal plants. Each utility was then allocated a proportional contribution towards the aggregate amount based on such utility’s total electricity sales during the previous year. In 1993, the scope of the CCC Account was extended to include a portion of the costs of thermal electricity generation in isolated, non-integrated grids in remote areas of Brazil’s northern region.

Each of Amazonas Energia D, Eletroacre, CERON and Eletronorte (up to 2015) receives CCC Account reimbursement for its thermal plant fuel and the difference between the costs associated with generation in the SIN and Isolated System. CGTEE receives amounts from the CCC Account to subsidize parts of its costs related with the acquisition of coal. We administer the CDE and CCC Account. Pursuant to law No. 12,783 the CCC account is funded with amounts from the CDE account. The additional costs for fuel used in the operation of thermoelectric power plants in the Isolated System are now being covered by the CCC account. Reimbursements from the CCC Account for the fuel costs of thermal plants connected to the Basic Network were phased out in conjunction with the development of a competitive wholesale market. Following this phase out, we have had to bear the entire operating costs of our thermal plants connected to the SIN.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year Ended December 31,
	2014	2013	2012
	(R$ thousands)
Type of fuel
Coal	161,000	138,676	144,000
Light oil	4,861,400	3,716,258	4,571,130
Crude Oil	51,000	32,079	36,000
Gas	686,930	990,070	100,690
Uranium	308,600	298,800	309,600

Total	6,068,930	5,175,883	5,161,420

	Year Ended December 31,
	2014	2013	2012
Type of fuel
Coal (tons)	2,346,210	3,196,524	2,711,544
Light oil (litres)	647,661,682	887,443,900	1,063,497,912
Crude Oil (tons)	33,829	29,351	33,725
Gas (m3)	1,603,888,527	1,556,833,498	259,552,623
Uranium (Kg)	255,672	251,596	282,010

Nuclear Plants

Nuclear power plants represent a relatively costly source of electricity for us. The Brazilian Government, however, has a special interest in the continuing existence of nuclear power plants in Brazil and is required by law to maintain ownership and control over these plants. Accordingly, we expect to continue to own 99.9% of Eletronuclear.

Through Eletronuclear, we operate two nuclear power plants, Angra I, with an installed capacity of 640 MW and Angra II, with 1,350 MW. In addition, Eletronuclear started the construction of a new nuclear plant, called Angra III, during the second half of 2009. IBAMA issued an installation license to Eletronuclear effective for 6 years, as of March 11, 2014.

As of December 31, 2014 we estimated that the construction would be concluded by 2018. As of December 31, 2015 we estimated that the construction would be concluded by 2020. However, due to the interruption of the construction of the Angra III plant refered to below, as of the date of this annual report, we estimate that the construction will be concluded by 2022. Once constructed, we estimate that Angra III will have an installed capacity of 1,405 MW. As of December 31, 2014 we estimated that the cost of its construction would be approximately R$ 13.1 billion. As of December 2015 we estimated that the cost of construction would be approximately R$ 20.5 billion. As of June 30, 2016, we estimated that the cost of construction would be around R$ 26 billion.

The following table sets out information regarding our nuclear plants as of December 31, 2014 and for the year then ended:

	Installed Capacity	Generated Energy	Assured Energy(1)	Began Service(2)
	(MW)	(MWh)
Nuclear plant:
Angra I	640	4,989,573	4,465,848	January 1, 1985
Angra II	1,350	10,443,674	10,553,172	September 1, 2000

Total	1,990	14,433,249	15,019,020

(1)	For our nuclear plants, assured energy is not limited by ONS or any other regulatory body.
(2)	Commercial operation in: Angra I – January 1985 and Angra II – September 2000.

Angra I operated at 88.0% capacity in 2014 in line with industry standards. Accordingly, the assured energy of Angra I was 4,051,537.7 MWh/yr in 2014.

Angra II operated at 91.0% capacity in 2014 in line with industry standards. Accordingly, the assured energy of Angra II was 9,750,657.0 MWh/yr in 2014.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras, or INB, a Brazilian Government-owned company responsible for processing uranium used at our Angra I and Angra II Nuclear Plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract; Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletronuclear (and the previous owner of Angra I – Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. High-level nuclear waste (spent nuclear fuel) is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II is provided for in our financial statements. The amount of this provision is supported by a technical report of a working group of Eletronuclear created in 2013. In relation to Angra I, the estimated decommissioning cost as of December 31, 2014 is, at present value, R$ 812.9 million and in relation to Angra II, the estimated decommissioning cost as of December 31, 2014 is, at present value, R$ 501.6 million. The economic useful life of the plants was estimated to be 40 years. Eletronuclear makes monthly provisions for the estimated present values of the decommissioning costs related to Angra I and Angra II.

The electricity generated by Eletronuclear during the year ended December 31, 2014 was sold pro rata among a group of energy distribution companies at a regulated price pursuant to ANEEL Resolution No. 1,672 of December 19, 2013. These sales resulted in a fixed income of R$ 2,102.6 million during the year ended December 31, 2014.

On September 2, 2015 Eletronuclear suspended the contract for the electrical-mechanical assembly of the Angra III in order to analyze certain qualification and economic and financial criteria for the remaining companies of the construction’s consortium. On September 28, 2015, Eletronuclear suspended the contract with one of these suppliers for the construction of Angra III. Further to the suspension of this agreement, we have taken measures to preserve the construction site. We have been negotiating the conditions to restart the construction of these projects with ANEEL, with the Federal Governanment and with CNPE (Conselho Nacional de Política Energica). On June 2016, we expected to have this project in operation in December 2022. We have recorded impairments in respect of this project in the total amount of the asset.

In respect of Angra III, we recorded an accumulated impairment of R$ 960.5 million and R$ 5.922 billion as of December 31, 2014 and 2015, respectively. For further information see note 19 to our financial statements.

Sales of Electricity Generated

We sold approximately R$ 21,113.5 million of electricity generated in 2014 compared to R$ 16,435 million in 2013 and R$ 18,381 million in 2012. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. We own certain distribution companies that operate in the midwestern, northern and northeastern regions of Brazil and we sell a relatively small portion of the electricity we generate to these distribution companies, which does not give rise to revenues in our generation segment as discussed in “ – Distribution.”

We sell the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions we served in the periods presented:

	Year Ended December 31,
	2014		2013		2012
	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)
Type of sale:
Through auctions and initial contracts (energy charge)	41,391,581	12,175,362	50,931,997	8,066,674	123,899,079	13,080,819
Maintenance and operating revenue	68,789,819	1,803,127	68,195,747	2,198,235	—	—
Through free market agreements or bilateral contracts (energy charge)*	41,877,430	7,135,079	34,790,485	6,170,136	43,188,503	5,300,225

Total	152,058,830	21,113,568	153,918,229	16,435,045	167,087,582	18,381,044

*	Energy sold in the regulated market and according to a new methodology which excludes CCEE’s energy liquidation, does not consider the energy sales from Itaipu.

With respect to supply contracts, the amount that we receive from each sale is determined on the basis of a “capacity charge” and “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). Our purchases of Itaipu electricity, and our trade of Itaipu electricity to distributors, are paid for on the basis of a capacity charge (including a charge for transmission paid to Furnas). Our sales of electricity (through our subsidiaries Chesf and Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, as discussed in “The Brazilian Power Industry – Regulation under the Electricity Regulatory Law,” invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

In respect of Itaipu, we sold approximately 76,521,579 MW of electricity generated in 2014 compared to 88,467,305 MW in 2013 and 88,783,159 MW in 2012.

Transmission

Transmission of Electricity

Billings in our transmission segment are fixed by ANEEL, which sets a fixed billing each year. Net revenues (including financial revenues at the holding company level) from transmission represented 16.52% of our total net revenues before eliminations in 2014, compared to 16.5% in 2013 and 21.9% in 2012. The electricity that we generate is transported through Brazil’s tension transmission network, with 60,997 km of transmission lines belonging to us above 230 kV as of December 31, 2014, compared to 53,706 km as of December 31, 2013 and 52,516 km as of December 31, 2012. Including our partnerships with private companies in SPEs/Consortia we have approximately 67,582 km above 138 KV in operation as of December 31, 2014. For further information, see “ – Lending and Financing Activities – Equity Participation.” In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 750 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. SIN is an interconnected power system in Brazil that links the northern and northeastern regions to the southern and southeastern regions. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout SIN.

The map below shows the geographic location of our transmission assets as of December 31, 2014:

Transmission Concessions

As of December 31, 2014, our transmission operations were carried out pursuant to the following concessions granted by ANEEL (excluding transmission operations carried out through any SPEs):

	Total length	Voltage Levels	Average years remaining of concession
	(km)	(kV)
Furnas	19,907	69 – 750	27.3
Chesf	19,692	69 – 500	27.6
Eletrosul	11,140	69 – 500	27.1
Eletronorte	10,703	69 – 500	27.4
Amazonas Energia	701	69 – 230	Not applicable

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected Power System. A national transmission grid provides generators with access to customers in all regions. Furnas and Eletronorte built the first north-south transmission system linking the northern and southern regions of Brazil, which consists of approximately 1,250 km of 500 kV transmission lines and which began operation in 1998. A second north-south transmission system, the construction of which was funded by the private sector, began operation in 2004. The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage as of December 31, 2014:

	750 kV	600 kV (DC)(1)	525/500 kV	345 kV	230 kV	138 kV	132/ 13.8kV	Total
Company:
Chesf	—	—	5,204	—	13,714	463	311	19,692
Eletronorte	—	—	3,243	—	6,298	959	203	10,703
Eletrosul	—	—	4,103	—	5,118	1,851	69	11,140
Furnas	2,698.0	1,612.0	4,669.0	6,306	1,929.0	2,528.0	165	19,907
Amazonas Energia	—	—	—	—	378.0	15.0	308.0	701.0

Total(2)	2,698.0	1,612.0	17,219.0	6,306.0	27,437.0.0	5,815.0	1,056.0	62,142

(1)	DC means direct current.
(2)	This table does not include transmission lines owned by SPEs in which we participate. Had such transmission lines been included, the total would be 64,364 km.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 kV in Brazil that we were responsible for as of December 31, 2014, considering our participations in SPEs:

	750 kV	600 kV (DC)(1)	525/500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	100.00	21.66	42.39	0.00	61.21	52.16	48.10
Others	0.00	78.34	57.61	100.00	38.79	47.84	51.90

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)	DC means direct current.

Except in relation to a small portion of transmission lines of Eletronorte located in the isolated system, the transmission lines in the Interconnected Power System are totally integrated.

As of December 31, 2014, we owned approximately 47.0% of all transmission lines in Brazil (230 kV and above) and, as a result, received fees from companies that transmit electricity on these lines. Net operating revenues from transmission were R$ 4,978 million in 2014, compared to R$ 4,203 million in 2013 and R$ 6,741 million in 2012. As a generation company, we must also pay a tariff in respect of our transmission of electricity over those transmissions that we do not own. Taking into account all transmission lines in Brazil (230 kV and above), this means we pay a tariff in respect of 44% of all transmission lines in Brazil.

Losses of electricity in the transmission system of Eletrobras were, in 2014, approximately 1.98% of all electricity transmitted in the system.

We operate as part of an integrated and coordinated national electricity system for Brazil. The Concessions Law authorizes us to begin to charge fees for the use of our transmission system by other electricity companies.

Through Furnas, we charge a tariff (approximately R$ 1,652.59 per MW/month as of December 31, 2014) for the transmission of electricity generated by Itaipu and purchased for resale. The transmission charge for the power Itaipu generates is used to compensate Furnas, which owns the applicable transmission line, for making its transmission system available for the exclusive use of plant-connection installations. This system comprises the 750 kV Itaipu/Ivaiporã and the 600 kV DC Itaipu/Ibiúna transmission lines that are not part of the Basic Network.

Expansion of Transmission Activities

In 2014, we invested R$ 4 billion on transmission activities, of which R$ 2.6 billion were invested on our facilities and R$ 1.4 billion were invested through partnerships, representing 79% of the total investment budget in transmission activities for 2014 in the amount of R$ 5,1 billion.

In 2015, we invested R$ 3.4 billion on transmission activities, of which R$ 2.26 billion were invested on our facilities and R$ 1.15 billion were invested through partnerships, representing 80% of the total investment budget in transmission activities for 2015 in the amount of R$ 4.27 billion.

The major transmission projects currently under development are:

(i) Expansion of two transmission lines (1,067 km of a 525 kV transmission line and 735 km of a 230 kV transmission line) in the southern region of Brazil and construction of 8 new substations to transport wind energy generated in that region. The amount invested is R$ 3 billion and the project is expected to go live in 2018.

(ii) Development of a 987km long 230 kV transmission line interconnecting the state of Mato Grosso and Rondonia. The amount invested is R$ 923 million and the project is expected to go live in 2016.

(iii) Development of a 2,095km long 800kV transmission line with a transmission capacity of 4,000 MW for the integration of the Belo Monte hydroelectric plant, together with State Grid of China. The amount invested is R$ 4.5 billion and the project is expected to be completed in 2018.

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

On December 2014 our transmission system, which consists of a set of transmission lines interconnected to substations, was comprised of approximately 60.502 kilometers of transmission lines, including participation in SPE corresponding to approximately 48.4% of the total lines in Brazil with a voltage higher or equal to 230 KV.

On December 2015 our transmission system, which consists of a set of transmission lines interconnected to substations, was comprised of approximately 60.997 kilometers of transmission lines, including participation in SPE corresponding to approximately 47% of the total lines in Brazil with a voltage higher or equal to 230 KV.

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

From 2002 to 2005, there was a gradual decline in the amounts of power contracted under Initial Supply Contracts, the generating companies paid for the use of the transmission line grid, whereas distributors were required to pay two types of transmission tariffs: (i) nodal tariffs, associated with each connection point from where these distributors demand voltage; and (ii) the transmission tariff, associated with the Initial Supply Contracts, which was applied to part of the demand contracted in that environment. Once the amounts under the Initial Supply Contracts dropped to zero, the power generating, distributing and selling companies and free consumers had free access agreements governing their use of transmission lines on equivalent terms with those of agents that entered the market after free access became compulsory. In this free market environment, transmission tariffs are determined based on the effective use that each party that accesses the Basic Network makes of it.

Distribution

Distribution of Electricity

We operate in distribution activities. Net revenues (including financial revenues at holding company level), from distribution represented 22.1% of our net operating revenues (before eliminations) in 2014, compared to 17.7% in 2013 and 15.2% in 2012

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in CELG-D. This transaction closed on January 27, 2015 from R$ 59.5 million. Accordingly, the balance sheet of CELG-D is fully consolidated into our balance sheet as of December 31, 2014 and the results of operations and cash flows of CELG-D are fully consolidated into our income statement and cash flows from October 1, 2014. On May 13, 2015, the Brazilian Government enacted Decree No. 8,449, which included CELG-D in the National Privatization Program (PND, or Programa Nacional de Desestatização). Accordingly, Celgpar and we deposited our shares of CELG-D with the National Privatization Fund (FND, or Fundo Nacional de Desestatização). Our shareholders’ meeting held on December 28, 2015, approved the sale of our shares of CELG-D and since then CELG D has been available for sale. The privatization process was expected to be arranged by BM&FBOVESPA and to be held in the first half of 2016. However, the Commission of Bidding relating to the Privatization Auction of CELG-D, designated by the Ordinance PRESI 093/2016 – BNDES of June 29, 2016, announced on August 2016 that the bid was considered cancelled due to lack of bidders.Accordingly, the Investments Partnership Program of the Presidency of the Republic (Programa de Parceria de Investimentos da Presidência da República – PPI) reviewed, on September 14, 2016, the privatization conditions approved by the National Council on Privatization (“CND”) and BNDES, in order to launch a new bid in 2016 to privatize CELG D. The Investments Partnership Program of the Presidency of the Republic approved Resolution No. 7/2016 in which the new minimum conditions and new price for sale, by

Eletrobras, of its shareholding participation in CELG D. The new market value approved by the PPI for CELG D is R$ 4.448 billion. However, considering the debts and other liabilities in the amount of R$ 2.656 billion, as of June 2016, the net value of CELG D is R$ 1.792 billion. In the privatization process, Eletrobras intends to sell its entire stake in CELG D, equivalent to 50.9% of the share capital. The shareholders of Eletrobras are invited to attend the Extraordinary General Meeting to be held on October 24, 2016 to resolve on this sale. In connection with the acquisition, the State of Goiás will continue to maintain the FUNAC support fund for CELG-D for a further twenty-seven years to indemnify Eletrobras for certain litigation related expenses incurred prior to our acquisition. The State of Goiás initially allocated R$ 10.0 million for FUNAC.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not to renew the concessions of Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia and that by December 31, 2017 Eletrobras will transfer the control of these distributions. Once the company decides about the conditions about this sales, the distribution segment may be classified as discontinued operations, based on IFRS 5.

Distribution Companies

The following companies in our group undertake distribution activities pursuant to distribution concessions granted by ANEEL:

•	CELG-D, which distributes electricity in the State of Goiás, pursuant to a concession that has ended on July 7, 2015;

•	Boa Vista Energia, which distributes electricity to the city of Boa Vista, in the State of Roraima, pursuant to a concession that has ended on July 7, 2015;

•	Amazonas Energia D, which distributes electricity to the city of Manaus, in the State of Amazonas, pursuant to a concession that has ended on July 7, 2015;

•	CEAL, which distributes electricity in the State of Alagoas pursuant to a concession that has ended on July 12, 2015;

•	CEPISA, which distributes electricity in the State of Piauí pursuant to a concession that has ended on July 12, 2015;

•	CERON, which distributes electricity in the State of Rondônia pursuant to a concession that has ended on July 12, 2015; and

•	ELETROACRE, which distributes electricity in the State of Acre pursuant to a concession that has ended on July 12, 2015.

The table below indicates relevant operational numbers of our distribution companies as of December 31, 2014:

Company	Number of Consumers	Number of Municipalities	Distribution Lines (km)	Substations
Amazonas Energia D	860,737	62	44,519	55
CEAL	1,013,971	102	41,734	40
CEPISA	1,144,330	224	87,500	83
CERON	580,859	52	57,129	57
ELETROACRE	240,030	22	19,052	15

Company	Number of Consumers	Number of Municipalities	Distribution Lines (km)	Substations
Boa Vista Energia	102,078	1	3,508	3
CELG-D	2,716,003	237	211,243	337

CEAL, CEPISA, CERON, ELETROACRE, CEAM and CELG-D were previously owned by the respective state governments of the states where each of these companies conducted their operations. Companhia Energética de Roraima, which is still owned by the state of Roraima, transferred the assets and liabilities relating to the capital of the state of Roraima to Boa Vista Energia, who, as from October 2012, became directly controlled by Eletrobras. Since 1996 investments have been made in these distribution companies in order to improve their financial conditions and prepare them for privatization. Companhia Energética de Roraima continued to be responsible for the assets and liabilities relating to the countryside of the state of Roraima. In 2008, as a result of the merger between Ceam and Manaus Energia S.A., Amazonas Energia was created. In 2015, Amazonas Energia was segregated into Amazonas Energia Distribuição and Amazonas Energia Geração & Transmissão. In 2016, Companhia Energética de Roraima, a company controlled by the state of Roraima, had its concession of electricity distribution services renewal request denied. The MME then appointed Boa Vista Energia as the company responsible for providing the electricity distribution public services for the countryside of the state of Roraima, where Companhia Energética de Roraima was authorized to operate through a concession. This appointment will remain in place until a new concessionaire is awarded under a new concession or until December 31, 2017, whichever occurs first.

Amazonas Energia D, CEAL, CEPISA, CERON, BOA VISTA ENERGIA and ELETROACRE operate in particularly challenging market conditions – the North and Northeastern regions of Brazil are among the poorest regions in the country. One of our principal continuing challenges in respect of these companies is reducing the amount of commercial losses (principally being the theft of electricity) and customer defaults that these companies suffer from. We are attempting to address these problems by developing mechanisms that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

Management Structure for our Distribution Activities

Since May 2008, investments in Amazonas Energia, ELETROACRE, CEAL, CEPISA, CERON and in Boa Vista Energia, were managed by an Executive Officer who, until June 2014, acted as Executive Officer of these six distribution companies. Also, under that management structure, all the other officers for all the six companies would also be the same individuals in order to standardize procedures, strategies, indicators and monitoring the performance of the goals to improve the quality of the services and financial conditions of these companies.

This corporate governance structure was updated after 2014. Only the Chief Financial Officer of Amazonas Energia is part of the management teams of the other five distribution companies, being all the other officers and the Chief Executive Officer of Amazonas Energia part exclusively of Amazonas Energia management. Under the other five distribution companies, with the sole exception of their Chief Executive Officers, all the other officers for all five companies are the same, such as the Chief Commercial Officer, Chief Financial Officer, Chief Management Officer, Chief Planning and Expansion Officer and Chief Regulation and Special Projects Officer.

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

System Performance

The following table sets forth information concerning our electricity losses for our distribution companies, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31,
	2014(1)	2013	2012
Technical losses	9.51%	9.51%	9.61%
Commercial losses	14.11%	21.17%	21.40%

Total electricity losses	23.62%	30.69%	31.01%

Outages:
Frequency of outages per customer per year (number of outages)	26.88	27.8	31.40
Duration of outages per customer per year (in hours)	39.89	39.9	38.68
Average response time (in minutes)	321.98	309.5	239.0

(1)	Including CELG D.

Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for our distribution business were 23.62% of energy generated and bought in the year ended December 31, 2014 compared to 30.69% of energy generated and bought in the year ended December 31, 2013 and 31.01% of energy generated and bought in the year ended December 31, 2012.

Reducing the level of commercial losses in the distribution companies presents a continuing challenge to us. Commercial losses at these companies have averaged approximately 14.11% of electricity generated and sold over recent periods. We are attempting to address these problems by developing procedures that make theft of electricity more difficult and by renegotiating debts that customers of these companies currently owe.

In 2014 we recovered 319 GWh of power consumed which was not invoiced in the past. This recovery was largely due to inspections and the fact that we applied fines as well as measures such as replacing obsolete power meters, installing protected cables in our low voltage power lines and external measurement sets for our medium voltage power lines of about 800 GWh on an annual basis. Accordingly, we reduced our total power losses from a peak of 36.4% for March 2010 to 23.62% for the year ended December 31, 2014. Excluding CELG-D the total power losses for the year ended December 31, 2014 would have been 29.8%.

Other than CELG-D, which presents relatively low levels of commercial losses, our distribution subsidiaries have received funds from a loan agreement entered into with World Bank in the amount of U.S.$495 million in February 2011. This money is being used in the “Eletrobras Distribution Rehabilitation Project” (the name given by the World Bank to our project “Projeto Energia +”), with the main objective of improving the quality of our services and improving the economic and financial condition of our distribution companies. Once implemented, this project is intended to reduce our losses and consequently to strengthen the operational revenues of our distribution companies

The following table sets out information regarding total losses in our distribution segment recorded by each distribution company set forth below:

	Year Ended December 31,
	2014	2013	2012
	(percentages)
Company:
CEAL	24.81	26.13	27.00
CEPISA	29.30	29.97	30.35
CERON	23.24	23.97	22.82
ELETROACRE	23.65	24.26	20.99
Amazonas Energia D	37.63	38.34	39.06
Boa Vista Energia	11.53	12.12	12.29
CELG-D	12.94	12.47	12.32

Power Outages

With respect to the Interconnected Power System, we aim to respond to repair requests within one and a half to two and a half hours, depending on the scale and nature of the problem. Our average response time in the Interconnected Power System in 2014 was 5.33 hours. The following table sets forth our average response time, in hours, to repair requests in the Interconnected Power System:

	Year Ended December 31,
	2014	2013
Company:
CEAL	5.07	6.80
CEPISA	5.93	5.51
ELETROACRE	8.12	8.06
CERON	4.30	4.44
CELG-D	5.29	—

Average	5.33	6.21

With respect to distribution operations in the Isolated system, we aim to respond to repair requests within half an hour to four hours, depending on the scale and nature of the problem. Our average response time in the Isolated system in 2014 was 5.97 hours. The following table sets forth our average response time, in hours, to repair requests in the Isolated system:

	Year Ended December 31,
	2014	2013
Company:
Amazonas Energia D*	6.01	4.90
Boa Vista Energia	1.48	1.23

Average	5.97	3.06

*	Although Amazonas Energia already has the capital of the state of Amazonas integrated to the Interconnected Power System, the countryside of the state is still under the Isolated system.

Customers

The following table sets forth our total distribution of electricity in terms of MWh and gross revenues, by type of user, for the periods indicated:

	Year Ended December 31,
	2014(1)	2013	2012
	(MWh)
Distribution to:
Industrial	5,566,288	3,082,649	3,143,808
Residential	10,971,668	6,113,871	5,564,719
Commercial	6,029,746	3,451,267	3,316,135
Rural	2,038,532	739,102	708,803
Public Lighting	1,331,245	747,711	590,901
Other	2,886,727	1,957,553	1,891,530

Total	28,824,206	16,092,153	15,215,896

(1)	Including CELG-D, which was acquired by Eletrobras on September 26, 2014.

Tariffs

We classify our customers into two different groups, Group A and Group B, based on the voltage level at which we supply the electricity to our customers. Each customer is placed in a certain tariff level defined by law and based on its respective activity. Group B customers pay higher tariffs, compensating the aggregated costs in all sub-systems in which electricity flows to supply them. There are differentiated tariffs in Group B by types of customer (such as residential, commercial, rural and industrial). Customers in Group A pay lower tariffs, depending on consumer levels established by ANEEL because they demand electricity at higher voltages, which requires a lower level of use of the energy distribution system. Tariffs we charge for sales of electricity to final customers are determined pursuant to our concession agreements and regulations established by ANEEL. These concession agreements and related regulations establish a cap on tariffs that provides for annual, periodic and extraordinary adjustments. For a discussion of the regulatory regime applicable to our tariffs and their adjustment, see “ – The Brazilian Power Industry.”

Group A customers receive electricity at 2.3 kV or higher. Tariffs for Group A customers are based on the voltage level at which electricity is supplied, and the time of year and the time of day electricity is supplied, although customers may opt for a differentiated tariff in peak periods. Tariffs for Group A customers are composed of two components: a “capacity charge” and an “energy charge” as well as a surcharge for a lower power factor in certain circumstances.

The capacity charge, expressed in reais per MW, is based on the higher of: (i) contracted firm capacity; or (ii) power capacity actually used. The energy charge, expressed in reais per MWh, is based on the amount of electricity actually consumed. Tariffs charged to Group A customers are lower than those for Group B customers because Group A customers consume electricity at a higher voltage, and therefore avoid the costs associated with lowering the electricity voltage as is required for consumption by our Group B customers.

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

As of December 31, 2014, 2013 and 2012, customers in default represented an average of 11.29%, 14.6% and 17.3%, respectively. These default rates have decreased over recent years and we do expect to see material changes in these default rates in the foreseeable future.

Purchase of Electricity for Distribution

We purchased 21,122 GWh of electricity for distribution in 2014, compared to 16,873 GWh in 2013 and 16,585 GWh in 2012. Our distribution companies purchase electricity in the public auction process from a pool of generation companies that provide bids setting out the maximum price at which they will supply electricity. After all bids are received, the average price of all bids is calculated and this is the price that we pay for the electricity. The purchase is made from all generation companies that provided bids.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of those subsidiaries are no longer in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet: R$ 14.7 billion as of December 31, 2014, R$ 15.2 billion as of December 31, 2013 and R$ 15.5 billion as of December 31, 2012. Of this total amount, loans to Itaipu accounted for R$ 11.7 billion as of December 31, 2014, R$ 11.9 billion as of December 31, 2013 and R$ 11.6 billion as of December 31, 2012.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the international capital markets. As of December 31, 2014, our consolidated long-term debt was R$ 34,608 million, compared to R$ 30,507 million as of December 31, 2013 and R$ 25,293 million as of December 31, 2012, with the majority of our foreign currency debt (approximately 38.0% over the three-year period) denominated in U.S. dollars. Further details of our borrowings are set out in “ – Liquidity and Capital Resources – Cash Flows.”

In addition, we utilize borrowings from the RGR Fund, which we administer, to on-lend to our subsidiaries and other electricity companies. As of December 31, 2014, December 31, 2013 and December 31, 2012, we incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 2.0% on funds which we on-lend to subsidiaries and other entities.

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

The table below shows an estimate of the total percentage of our participation in transmission and generation companies as of December 31, 2014:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Transmission
Interligação Elétrica do Madeira S.A.	600 kV transmission line of 2,375 km	Chesf (24.5%)
Furnas (24.5%)
Plus Rectifier and Inverter Station

Norte Brasil Transmissora de Energia S.A.	600kV Transmission Line of 2,375 km:	Eletronorte (24.5%)
Eletrosul (24.5%)
SE Coletora – Araraquara 2, Porto Velho
Estação Transmissora de Energia S.A.	500/±600 kV Conversion and Inversion Station 01	Eletronorte (100.0%)

Manaus Transmissora de Energia S.A.	500 kV Transmission Line of 587 km:	Chesf (19.5%) Eletronorte (30.0%)

Oriximiná – Silves; 500 kV Transmission Line of 224 km and Subestations Itacoatiara e Cariri: Silves –Lechuga

STN – Sistema de Transmissão Nordeste S.A.(2)	500 kV Transmission Line of 546 km:	Chesf (49.0%)

Teresina-Sobral-Fortaleza

Intesa – Integração de Energia S.A.(2)	500 kV Transmission Line of 695 km: Colinas-Miracema-Gurupí-Peixe Nova-Serra da Mesa 2	Chesf (12.0%) Eletronorte (37.0%)

Porto Velho Transmissora de Energia S.A.	230 kV transmission lines of 44 km: 500/230 kV SE Coletora Porto Velho	Eletrosul (100.0%)

Ártemis – Transmissora de Energia S.A.(2)	525 kV Transmission Line of 476 km: S. Santiago-Ivaporã-Cascavel	Eletrosul (100.0%)

Transenergia Renovável	230/138 kV Transmission Line of 635 km: Connects biomass plants and small hydroelectric plants to the Sistema Interligado Nacional (SIN)	Furnas (49.0%)

Brasnorte Transmissora de Energia S.A.(2)	230kV Transmission Lines of 402 km: Jauru-Juba-C2; LT Maggi-Nova Mutum	Eletronorte (49.7%)

RS Energia – Empresa de Transmissão de Energia do Rio Grande do Sul S.A.(2)	525 kV Transmission Line of 257km: Campos Novos-Nova Santa Rita and 230 kV transmission line of 33 km SE Monte Claro – SE Garibaldi	Eletrosul (100.0%)

Companhia Transleste de Transmissão S.A.(2)	345 kV Transmission Line of 139 km: Montes Claros-Irapé	Furnas (24.5%)

Amazônia Eletronorte Transmissora de Energia S.A. – Aete(2)	230 kV Transmission Line of 193 km: Coxipó-Cuiabá-Rondonópolis and SE Seccionadora Cuiabá	Eletronorte (49.0%)

Etau – Empresa de Transmissão do Alto Uruguai(2) S.A.	240 kV Transmission Line of 187 km: Campos Novos-Barra Grande-Lagoa Vermelha-Santa Marta	Eletrosul (27.4%)

Uirapuru Transmissora de Energia S.A.(2)	525 kV Transmission Line of 120 km: Ivaiporã-Londrina	Eletrosul (75.0%)

Companhia Transudeste de Transmissão S.A.(2)	345 kV Transmission Line of 144 km: Itutinga-Juiz de Fora	Furnas (25.0%)

Companhia Transirapé de Transmissão S.A.(2)	345 kV Transmission Line of 61 km: Irapé-Araçuaí	Furnas (24.5%)

Companhia Centroeste de Minas S.A.	345 kV Transmission Line of 63 km: Furnas-Pimenta II	Furnas (49.0%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Linha Verde Transmissora de Energia S.A.	230 kV Transmission Line of 987 km: Porto Velho-Jauru	Eletronorte (100.0%)

Rio Branco Transmissora de Energia S.A.	230 kV Transmission Line of 487 km: Porto Velho-Abunã-Rio Branco	Eletronorte (100.0%)

Transmissora Matogrossense de Energia S.A.	500 kV Transmission Line of 348 km: Jauru – Cuiabá and SE Jauru	Eletronorte (49.0%)

Transenergia São Paulo S.A.	Itatiba Substation, 800 kV	Furnas (49.0%)

Transenergia Goiás S.A	230 kV Transmission Line of 188 km: Serra da Mesa-Niquelândia-Barro Alto	Furnas (49.0%)

Consórcio Goiás Transmissão	500 kV Transmission Line of 193 km: Rio Verde Norte –Trindade. and 230 kV Transmission Line of 66 km: Xavantes-Trindade-Carajás and SE Trindade	Furnas (49.0%)

Consórcio MGE Transmissão	500 kV Transmission Line of 248 km: Mesquita-Viana 2. and 345 kV transmission line of 10 km: Viana – Viana 2 and SE Viana 2	Furnas (49.0%)

TDG Transmissora Delmiro Gouveia SA	230 kV Transmission Line of 96 km: São Luiz II – São Luiz III and SE Pecém and SE Aquiraz II	Chesf (49.0%)

Interligação Elétrica Garanhuns SA	500 kV Transmission Line of 653 km: Luiz Gonzaga – Garanhus, Garanhus – Campina Grande III and Garanhus – Pau Ferro and 230 kV transmission line of 13 km: Garanhus – Angelim I	Chesf (49.0%)

Transnorte Energia SA	500 kV Transmission Line of 715 km: Engenheiro Lechuga – Equador (RR) – Boa Vista e SEs	Eletronorte (49.0%)

Costa Oeste Transmissora de Energia SA	230 kV Transmission Line of 143 km Cascavel Oeste –Umuarama	Eletrosul (49.0%)

Marumbi Transmissora de Energia SA	525 kV Transmission Line of 28 km: Curitia – Curitia Leste	Eletrosul (20.0%)

Transmissora Sul Brasileira de Energia SA	525 kV Transmission Line of 495 km: Salto Santiago –Itá –Nova Santa Rita and 230 kV transmission line of 303 km: Nova Santa Rita –Camaquã –Quinta	Eletrosul (80.0%)

Consórcio Caldas Novas	SE Corumbá 345/138 kV – 2 x 75 MVA	Furnas (49.9%)

Generation

Madeira Energia SA	HPU Santo Antonio with 3,568 MW	Furnas (39.0%)

Energia Sustentável do Brasil	HPU Jirau with 3,750 MW	Chesf (20.0%) Eletrosul (20.0%)

Foz do Chapecó Energia S.A.	HPU Foz do Chapecó with 855 MW	Furnas (40.0%)

Enerpeixe S.A.(2)	HPU Peixe Angical with 452 MW	Furnas (40.0%)

Consórcio Energético Cruzeiro do Sul S.A.	HPU Mauá with 361 MW	Eletrosul (49.0%)

Serra de Facão S.A.	HPU Serra do Facão with 213 MW	Furnas (49.5%)

Energetica Águas da Pedra S.A.–EAPSA (Aripuanã; Água Das Pedras)	HPU Dardanelos with 261 MW	Chesf (24.5%) Eletronorte (24.5%)

Baguari I Geração de Energia Elétrica S.A.(2)	HPU Baguari with 140 MW	Furnas (15.0%)

Retiro Baixo Energética S.A.	HPU Retiro Baixo with 82 MW	Furnas (49.0%)

AMAPARI Energia S.A.(2)	TPU Serra do Navio and Small HPU Capivara with 53 MW	Eletronorte (49.0%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Norte Energia S.A.	HPU Belo Monte with 11,233 MW	Eletronorte (20%) Chesf (15.0%) Eletrobras Holding (15.0%)

Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei doVentos I with 58 MW	Furnas (24.5%) Eletronorte (24.5%)

Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3 with 60MW	Furnas (24.5%) Eletronorte (24.5%)

Brasventos Miassaba 3 Geradora de Energia S.A.	Parque Eólico Miassaba 3 with 68 MW	Furnas (24.5%) Eletronorte (24.5%)

Companhia Hidrelétrica Teles Pires	HPU Teles Pires with 1,820 MW	Eletrosul (24.7%) Furnas (24.5%)

Cerro Chato I S.A.	Parque Eólico Cerro Chato I with 30 MW	Eletrosul (100.0%)

Cerro Chato II S.A.	Parque Eólico Cerro Chato I Iwith 30 MW	Eletrosul (100.0%)

Cerro Chato III S.A.	Parque Eólico Cerro Chato III with 30 MW	Eletrosul (100.0%)

Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica	Eólica Mangue Seco 2 with 26 MW	Eletrobras Holding (49.0%)

Chuí Holding S.A.	Eólicas Chuí I a V with 98 MW and Eólicas Minuano VI and VII with 46 MW	Eletrosul (49.0%)

Livramento Holding S.A.	Eólicas Cerro Chato IV, V and VI, Ibirapuitã e Trindade with 78 MW	Eletrosul (52.5%)

Santa Vitória do Palmar Holding S.A.	Eólicas Geribatu I to X with 258 MW	Eletrosul (49.0%)

São Pedro do Lago S.A.	Eólica São Pedro do Lago with 30 MW	Chesf (49.0%)

Pedra Branca S.A.	Eólica Pedra Branca with 30 MW	Chesf (49.0%)

Sete Gameleiras S.A.	Eólica Sete Gameleiras with 30 MW	Chesf (49.0%)

Central Geradora Eólica Famosa I S.A.	Eólica Famosa I with 23 MW	Furnas (49.0%)

Central Geradora Eólica Pau – Brasil S.A.	Eólica Pau – Brasil with 15 MW	Furnas (49.0%)

Central Geradora Eólica Rosada S.A.	Eólica Rosada with 30 MW	Furnas (49.0%)

Central Geradora Eólica São Paulo	Eólica São Paulo with 18 MW	Furnas (49.0%)

Energia dos Ventos I	Eólica Goiabeira with 19 MW	Furnas (49.0%)

Energia dos Ventos II	Eólica Ubatuba with 13 MW	Furnas (49.0%)

Energia dos Ventos III	Eólica Santa Catarina with 16 MW	Furnas (49.0%)

Energia dos Ventos IV	Eólica Pitombeira with 27 MW	Furnas (49.0%)

Energia dos Ventos V	Eólica São Januário with 19 MW	Furnas (49.0%)

Energia dos Ventos VI	Eólica Nossa Senhora de Fátima with 29 MW	Furnas (49.0%)

Energia dos Ventos VII	Eólica Jandaia with 29 MW	Furnas (49.0%)

Energia dos Ventos VIII	Eólica São Clemente with 19 MW	Furnas (49.0%)

Enegia dos Ventos IX	Eólica Jandaia I with 19 MW	Furnas (49.0%)

Energia dos Ventos X	Eólica Horizonte with 14 MW	Furnas (49.0%)

Caiçara I SA	Eólica Caiçara I with 30 MW	Chesf (49.0%)

Caiçara II SA	Eólica Caiçara II with 21 MW	Chesf (49.0%)

Junco I SA	Eólica Junco I with 30 MW	Chesf (49.0%)

Junco II SA	Eólica Junco II with 30 MW	Chesf (49.0%)

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

Research and Development

See “Item 5.C, Research and Development, Patents and Licenses”

International Activities

As part of our strategy, we still continue to explore opportunities in international electricity markets and selectively identify profitable opportunities in those markets for the future, mainly related to the integration of the electrical power systems in the Americas. According to our internationalization plan, we have established representative offices in Lima, Peru; Panama City, Panama and Montevideo, Uruguay in order to comply with local rules, which provide that concessions may only be granted to companies that maintain a local representative office. Those offices also provide a connection between us and partners in Latin America. We are actively seeking to invest in renewable generation projects in other Latin American countries and we have already begun to commercialize power with some of these countries. On December 2014, we also held equity interests in three SPEs, in Uruguay, Peru and Nicaragua, for wind and hydro generation projects. We achieved an important milestone in 2014 as we started our first energy generation project abroad, a wind farm in Uruguay. Furthermore, we are completing the construction in Brazil of an interconnection line between Brazil and Uruguay, which is scheduled to start commercial operations in 2015. As part of the expansion strategy, we may also identify and pursue selected growth opportunities, including renewable generation and transmission lines, outside of South America, notably in Africa.

Uruguay

We hold an interest in Rouar S.A., a joint venture with the Administración Nacional de Usinas y Trasmisiones Eléctricas to develop the Artilleros wind farm. The Artilleros wind farm is a 65 MW power plant located in the department of Colonia in Uruguay. We also developed a new interconnection system between the Presidente Médici station in Brazil and the San Carlos station, close to Punta del Leste in Uruguay. This new interconnection supports 500MW and came into full operation in 2016.Northern Arc Project.

Eletrobras, the Inter-American Development Bank and power companies operating in Suriname, Guyana, and France are engaged in valuation studies for the Northern Arc (Arco Norte) project. The purpose of this project is to develop a 1,800 km long transmission system to establish a power connection between the Brazilian state of Roraima and Amapá which will pass through Guyana, Suriname and the French Guiana. The feasibility studies are financed by the Inter-American Development Bank, the first phase of which, the basic study, has been completed. We are currently involved in the pre-feasibility studies and expect to complete them by the end of 2016.

Nicaragua

On July, 2016, Centrales Hidrelectricas de Centroamerica (hereinafter “CHC”), in which Eletrobras holds 50% of its share capital, sold all the shares of its wholly owned subsidiary Centrales Hidrelectricas de Nicaragua (hereinafter “CHN”), by the total amount of US$ 44.2 million (“Price”). CHN holds the concession of the hydroelectric project Tumarín, located in Nicaragua, with installed capacity of 253 MW (“project”). The sale was made to the Empresa Nicaraguense de Electricidad - ENEL, a Nicaraguan state-owned energy company, and to the Distribuidora de Electricidad del Norte S.A. - Disnorte, which will be the buyer of the electric energy to be generated.

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

In order to build a hydroelectric plant, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environment impact is considered significant, such as generation projects with an output above 10 MW, as well as transmission lines above 230 kV, together with certain other environmentally sensitive projects, first, a comprehensive environmental impact study (estudo de impacto ambiental, or EIA) must be prepared by external experts who make recommendations as to how to minimize the impact of the plant on the environment. The study, together with a specific environmental report (relatório de impacto ambiental, or RIMA) on the project prepared by the company, is then submitted to federal, state or local governmental authorities, depending on the projected impact, for analysis and approval. Such study and report are used for the environmental licensing of the project, which is generally carried out by means of a three stage licensing process, which comprises (i) a license to attest the feasibility of the project (Licença Prévia or LP), (ii) a license to begin work (Licença de Instalação or LI), and (iii) a license to operate the project (Licença de Operação or LO).

In addition, the company is required by law to devote a percentage of the total cost of any investment in new projects with a significant environmental impact to environmental preservation. According to federal law and a recent decision by the Brazilian Supreme Court, such percentage shall range from zero to 0.5%. However, in the State of Rio de Janeiro, the State determined that the compensation percentage shall range from 0.5% to 1.1%. As Federal and State law may provide for different percentages, this amount may be judicially challenged or changed by the competent authority by publication of a further law. Since the early 1980’s, the Brazilian electricity sector has endeavored to improve its treatment of the social and environmental aspects of power project planning, implementation and operation. In general, our generation subsidiaries are in compliance with applicable environmental regulations in Brazil, and the environmental policies and guidelines of the electricity sector. Our generation and transmission facilities benefit from certain exemptions to licensing requirements because their operations commenced before the applicable environmental legislation. Nonetheless, some environmental authorities have issued notices of infringement alleging the absence of environmental licenses. See “Item 8.A, Consolidated Financial Statements and Other Information – Litigation – Environmental Proceedings.”

As of December 31, 2014, our subsidiary Eletronuclear operated two nuclear power plants in the State of Rio de Janeiro, Angra I and Angra II and a third nuclear power plant, Angra III, is under construction. Because Eletronuclear initiated its activities before the enactment of an environmental legislation, Angra I was licensed by CNEN under the nuclear and environmental regulations in effect at that time. Currently, Brazilian law requires the issuance of: (i) an authorization for nuclear enterprises by CNEN; and (ii) an environmental license issued by the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (or IBAMA, the Brazilian Federal environmental authority).

Regarding the environmental licenses, a study group formed by the Federal Public Attorney’s Office, CNEN, IBAMA, the Fundação Estadual de Engenharia do Meio Ambiente (or FEEMA, which was one of the environmental authorities in the State of Rio de Janeiro, currently unified in one single entity, the Instituto Estadual do Ambiente or INEA), Eletronuclear and Eletrobras prepared a Termo de Ajustamento de Conduta (a Conduct Adjustment Agreement or TAC) according to which the guidelines for the environmental licensing update procedure should be established. Angra II has obtained all the environmental licenses necessary for its operations, but the Federal Public Attorney’s Office challenged its renewal, which it conditioned upon the compliance with a TAC and according to which Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Until these obligations are accomplished, IBAMA and CNEN should abstain from issuing any definitive licenses or authorizations for the operation of Angra II. An assessment comprising the accomplishments of the TAC was issued by IBAMA to the Public Attorney in June 2006. After evaluation of the status of completion of these conditions, IBAMA issued a report concluding that all technical conditions compiled in the TAC were satisfied. In March 2014, IBAMA issued an Unified LO for the nuclear installations in operation at the CNAAA site – Angra I, Angra II and the Radwaste Management Centre (including initial storage facilities), which is valid until March 2024. Eletronuclear also holds a LI in connection with the construction of Angra III, in effect until March 2020, and other applicable environmental licenses for other buildings and facilities within the site of the nuclear power plants.

With respect to CNEN’s license, both nuclear power plants currently have their own Authorization for Permanent Operation (Autorização de Operação Permanente – AOP). The AOP of Angra I will expire in August 2024, and the AOP of Angra II will expire in June 2041.

Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil. See “Item 3.D, Risk Factors – Risks Relating to Our Company – We may be liable for damages, subject to further regulation and have difficulty obtaining financing if there is a nuclear accident involving our subsidiary Eletronuclear.”

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

The Brazilian Power Industry

General

According to Regulation No. 555, dated December 28, 2015, MME approved a ten-year expansion plan (Plano Decenal de Expansão de Energia Elétrica or PDE 2023), which provides guidance to the Brazilian government and to all agents in the Brazilian energy industry in order to ensure that there is a sustainable supply of energy in Brazil, including electricity, taking into consideration environmental needs, the Brazilian economy and a business’ technical capabilities.

The studies carried out in the PDE include a plan for the next ten years and are subject to annual reviews which take into account, among other aspects, changes in the forecast for the growth of electricity consumption and the re-evaluations of the economical and operational feasibility of the generation projects, as well as the estimates regarding the expansion of transmission lines.

According to ANEEL, in December 2014, when taking into account the SIN generating units, the power generators installed in the isolated systems and in the generators owned by individuals, Brazil had a total installed capacity of 133.9 MW.

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

Accordingly, the PDE further intends to integrate the isolated systems to the SIN. Such integration would be carried out through the construction of the transmission lines of Jauru/Vilhena (230kV), Tucuruí/Manaus (Cariri) (500kV), Jurapari/Macapá (230kV), Manaus/Boa Vista (500kV) and Rio Branco/Feijó/Cruzeiro do Sul (230kV) within the shortest term possible, given that the preliminary analysis for implementing the integration project has already been concluded.

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

According to ANEEL, the total installed electricity generation capacity in Brazil in 2014 was 133,912,960 KW with 3,662 operating ventures. Currently, there are 197 ventures under construction and another 622 with permits granted. An additional generation capacity of 37,161,454 KW is expected in the coming years.

Pursuant to the EPE 10 Year Plan, Brazil’s total installed power generation capacity is projected to increase to 206.4 GW by 2024, of which 117 GW is projected to be hydroelectric and 79 GW to be thermoelectric and from other sources.

We currently control approximately 32% of the installed power generating capacity within Brazil and are responsible for approximately 47.1% of the installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. The remainder of the market is held by several companies including Cemig, Copel, Tractebel, CPFL, Duke and Brasil Energia. Certain of these companies have entered into joint venture arrangements in the past.

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

In particular, the Brazilian Government has taken the following measures:

•	The Brazilian Constitution was amended in 1995 by Constitutional Amendment No. 6 to allow foreign companies to invest in Brazilian companies that hold power generation concessions. Prior to this amendment, all generation concessions were held either by a Brazilian individual or an entity controlled by Brazilian individuals or by the Brazilian Government;

•	The Brazilian Government enacted Law No. 8,987 on February 13, 1995 as amended by Law No. 11,196 of November 21, 2005 and Law No. 11,445 of January 5, 2007 (or the Concessions Law) and Law No. 9,074 on July 7, 1995, as amended (or the Power Concessions Law), that together: (i) required that all concessions for the provision of energy related services be granted through public bidding processes; (ii) gradually allowed certain electricity consumers with significant demand, designated “free consumers,” to purchase electricity directly from suppliers holding a concession, permission or authorization; (iii) provided for the creation of generation entities (or Independent Power Producers) which, by means of a concession, permission or authorization, may generate and sell, for their own account and at their own risk, all or part of their electricity to free consumers, distribution concessionaires and trading agents, among others; (iv) granted free consumers and electricity suppliers open access to all distribution and transmission systems; and (v) eliminated the need for a concession to construct and operate power projects with capacity from 1 MW to 30 MW, including PCHs, although an authorization or permission from ANEEL or MME is required, as the case may be;

•	Beginning in 1995, a portion of the controlling interests held by us and various states in certain generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies;

•	In 1998, the Brazilian Government enacted Law No. 9,648 (or the Power Industry Law) to overhaul the basic structure of the electricity industry. The Power Industry Law provided for the following:

•	the establishment of a self-regulated body responsible for coordinating the purchase and sale of electric energy available in the Interconnected System (Mercado Atacadista de Energia Elétrica – MAE), or the Wholesale Energy Market – MAE, an entity which replaced the prior system of regulated generation prices and supply contracts. The Wholesale Energy Market – MAE was later replaced by the CCEE;

•	a requirement that distribution and generation companies enter into initial energy supply agreements (or the Initial Supply Contracts) generally “take or pay” commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Supply Contracts was to ensure distribution companies access to a stable electricity supply at prices that guaranteed a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

•	the creation of the National Electricity System Operator (Operador Nacional do Sistema Elétrico), or ONS, a non-profit, private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

•	the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.

•	In 2001, Brazil faced a serious energy crisis that lasted until the end of February 2002. As a result, the Brazilian Government implemented measures that included:

•	a program for the rationing of electricity consumption in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil; and

•	the creation of the CGE, which passed a series of emergency measures that provided for reduced electricity consumption targets for residential, commercial and industrial consumers in the affected regions by introducing special tariff regimes that encouraged the reduction of electricity consumption.

•	In March 2002, the CGE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Brazilian Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary tariff readjustment to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing.

•	On March 15, 2004, the Brazilian Government enacted the Law No. 10,848 and on July 30, 2004, the Decree No. 5.163, or the Electricity Regulatory Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, which law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004, and is still subject to further regulation to be issued in the future. See “ – Challenges to the Constitutionality of the Electricity Regulatory Law.”

•	At the end of 2012, the Brazilian Government enacted two Provisional Measures (Medidas Provisórias or MP) that have considerably changed the Brazilian electric energy sector overview, namely MP 577, dated as of August 29, 2012 and MP 579, dated as of September 11, 2012. Both of them were approved and converted into Law No. 12,767, dated as of December 27, 2012 and Law No. 12,783, dated as of January 11, 2013, respectively. In general, the MPs provided the regulation in connection with the intervention of the granting authority in the concessions as well as the renewal of the electric energy generation, distribution and transmission concessions, respectively.

•

In 2016, two Provisional Measures (Medidas Provisórias or MP) were enacted by the Brazilian Government, namely MP 706, dated as of December 28, 2015 and MP 735, dated as of June 22, 2016. Both of them were approved, but only MP 706 was converted into Law No. 13,299, dated as of June 21, 2016. Especially for the distribution sector, such acts are of major relevance as they give special treatment to the distribution concessions located in the regions not integrated to the

National Interconnected Grid – SIN yet. Such measures aimed to create a new regulatory framework capable to provide more sustainable financial conditions to such concessions to meet their outstanding duties with their fuel suppliers and, therefore, create a more favorable environment to potential investors in the midst on the National Privatization Program – PND. Nonetheless, as such acts provide for some kind of special treatment to part of the distribution companies and also authorize the utilization of the CDE funds to cover the fuel debts of the concessionaires, we cannot guarantee that they would not have their legality/constitutionality challenged by other agents of the industry who might be adversely impacted, including the consumers and other concessionaires which will not benefit from the legal measures.

Concessions

The companies or consortia that wish to build or operate facilities for generation, transmission or distribution of electricity in Brazil must apply to MME or to ANEEL, as representatives of the Brazilian Government, for a concession, permission or authorization, as the case may be. Concessions grant rights to generate, transmit or distribute electricity in the relevant concession area for a specified period, though a concession may be revoked at any time at the discretion of MME, following consultation with ANEEL. This period is usually 35 years for new generation concessions, and 30 years for new transmission or distribution concessions.

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

Penalties

Law No. 9,427 of December 26, 1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulation govern the imposition of sanctions against the agents of the electricity sector and classify the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice or, for independent producers or self producers, the estimated amount of energy produced in the same period. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including the following (pursuant to ANEEL Resolution No. 63/2004, as amended from time to time):

•	entering into certain related party transactions;

•	sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services;

•	changes in direct or indirect controlling interest of the holder of the authorization or concession; and

•	non-compliance with the schedule for the beginning of the commercial operation of the power plant, as previously approved by ANEEL through the relevant contract.

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

Law No. 12,783 (i) establishes the conditions for the renewal of electric energy generation, distribution and transmission concessions; (ii) assures a tariff reduction; and (iii) creates a quotas system, which is by the allocation of portions of the power generated by the hydroelectric plants to each distribution concessionaire operating in the SIN.

The concessions for the Sobradinho and Itumbiara hydroelectric plants are an exception to Law No. 12,783 and were renewed pursuant to Law No. 13,182. Accordingly, these concessions are not subject to the quote allocation system through February 9, 2022, when these concessions will gradually transition to the quota-allocation system. For further information see “Risk Factors—The renewal of our concessions pursuant to Law No. 12,783/2013 or Law No. 13,182/2015, adversely affected our financial condition and results of operations” and “Risk Factors—Any hydroelectric generation concessions renewed pursuant to Law No. 12,783 and Law No. 13,182/15 are subject to a quota allocation regime”.

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

The main terms and conditions for the renewal of concession imposed by Law No. 12,783 are:

•	Hydroelectric generation: The renewal is subject to (i) a tariff determined by ANEEL, (ii) the commercialization in accordance with the quota allocation system and (iii) compliance with quality standards established by ANEEL;

•	Self-Producer (Autoprodutor): For the renewal of the concession the Self-Producer will be deemed to provide additional payment for the use of the public assets which will be used by the Federal Government to reduce the energy tariff charged to consumers;

•	Thermal Generation: The renewal must be requested by the concessionaire at least twenty four (24) months prior to expiration of the concession. If requested, the renewal will be granted for a maximum period of twenty (20) years;

•	Power Transmission: The renewal of transmission concessions is subject to the reduction of the annual permitted revenue (Receita Anual Permitida or RAP, which is the annual value received by the concessionaire for rendering public transmission services) calculated by ANEEL as well compliance with quality standards established by ANEEL.

•	Power Distribution: The renewal is subject to specific conditions set forth in Decree No. 8,461 that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783. The renewal of distribution concessions pursuant to Decree No. 8,461 requires that concession holders meet certain criteria for: (i) the quality of the distribution services provided, and (ii) the compliance with certain financial ratios. The concessions that are not renewed in accordance with the terms and conditions established by Law No. 12,783 will revert to ANEEL at the maturity of the existing concession. Any concessions reverted to ANEEL will be subject to a new bidding procedure conducted by ANEEL pursuant to Law No. 8,666/1993. As a result of the bidding procedure, the generation, transmission or distribution assets will be granted to a concessionaire for a maximum period of 30 years. The concession holder will remain responsible for rendering public services, under the terms and conditions set forth in Law No. 12,783, until the new concession holder takes over the relevant distribution assets. In December 2015, CELG-D renewed its distribution concession for a further 30 years. On July 22, 2016, our shareholders decided not to renew some of our distribution concessions in the Brazilian North and Northeast regions, namely those concessions held by: Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; e Amazonas Distribuidora de Energia S.A. As a result of our decision to not renew such concessions, they shall be rebidded in the near future. According to the new rules established by the Provisional Measure n. 735, for the bid of the concessions under its direct or indirect control, the Federal Government is also authorized to transfer the control of the companies. In addition to that, for these specific concessions, the Granting Authority is also authorized, as its own discretion and within the first 5 (five) years of the concession agreement, to defer the obligations undertaken by the new services provider upon the execution of an amendment to the agreement.

If a concession is renewed, the concessionaire will be entitled to an indemnification corresponding to the amount of investment made by the concessionaire for non-amortized reversible assets. These assets will be valued according to the methodology provided by ANEEL called the new replacement value (valor novo de reposição). Pursuant to this methodology, the value of an asset is calculated as if it were being acquired on the sate of the calculation of the new replacement value. In general terms, the accumulated depreciation and amortization of an asset are considered as of the start of operations of the through December 31, 2012.

The MME is responsible for determining the value of the non-amortized investments within these energy concessions to be renewed. As of December 31, 2015, we have received the full amount for the first tranche of indemnification payments made pursuant to Law No. 12,783. This amounted to R$ 14.4 billion reais, using values of December 2012.

The tables below show amounts requested to ANEEL for the second tranche of indemnification payments made pursuant to Law No. 12,783, which totaled R$ 26.4 billion.

Indemnification payments claimed for generation assets in accordance with Normative Resolution Aneel 596/2013:

	Amount accounted	Amount requested	Amount approved by ANEEL
	(millions of reais)
Eletronorte	—	—	—
Chesf	697	4,802	—
Furnas	996	1,312	—
Eletrosul	—	—	—
Total	1,693	6,114	—

Indemnification payments claimed for transmission assets, related to the Electricity Transmission Assets (RBSE), existent on May 31, 2000, and other Transmission Facilities – RPC, not depreciated and not amortized, as per the second paragraph of Article 15 of Law No. 12,783/2013:

	Amount accounted	Amount requested	Amount approved by ANEEL
	(millions of reais)
Eletronorte	1,733	2,926	—
Chesf	1,589	5,627	5,092
Furnas	4,530	10,699	9,000
Eletrosul	514	1,061	1,007
Total	8,366	20,313	15,099

On April 20, 2016, the MME published Ordinance No. 120, which regulates the conditions for receiving the credits related to the Electricity Transmission Assets (RBSE), existent on May 31, 2000, and other Transmission Facilities – RPC, not depreciated and not amortized, as per the second paragraph of Article 15 of Law No. 12,783/2013. According to MME Ordinance No. 120/2016, the remuneration of these assets will be as follows:

i. By the cost of capital corresponding to the assets, consisting of remuneration and depreciation, increased by the due tax as of the 2017 tariff process. The remuneration will be the result of the Weighted Average Capital Cost and depreciation, which will be paid according to the life useful for each asset incorporated into the Regulatory Remuneration Basis;

ii. The capital cost not incorporated, from the extension of the concessions to the tariff process, will be adjusted for inflation and remunerated by the capital cost;

iii. As of the 2017 tariff process, the cost of capital will be remunerated by the Weighted Average Capital Cost for a period of eight years.

In this way, on June 30, 2016, the Company made its estimate of the adjusted values of said credits, considering the conditions of the MME Ordinance No. 120/2016 and made the accounting register of such estimates in the second quarter of 2016. In the case of Eletronorte, which still did not have the pleaded values approved by Aneel until the end of the works to close the financial statements for the second quarter of 2016, it was considered as the management’s best estimate under the preliminary inspection report issued by ANEEL.

See the explanatory notes number47 of Subsequent Events of the consolidated Financial Statements of 2014.

We are engaged in discussions with ANEEL to discuss on what terms these payments will be made. However, as of the date of this annual report, these discussions have not been conclusive.

(ii)	Tariff-reduction

According to Law No. 12,783, the tariff reduction will be the result of: (i) the reduction of sector charges, such as CCC, CDE and RGR; (ii) the new calculation of tariffs and RAPs of the renewed concessions as mentioned above; and (iii) investments provided by Federal Government.

(iii)	Quotas Allocation System

Law No. 12,783 also creates a mechanism for the allocation of the power generated by the hydroelectric plants connected to the SIN, whose concessions were renewed under this new regulatory framework, to the Regulated Market. The installed generation capacity of such plants is divided in equal quotas that are allocated to distribution companies, pursuant to regulations enacted by ANEEL. The purpose of the quotas allocation system is to increase the amount of energy available to the distribution concessionaires and reduce the tariff charged to the final consumer. The quotas and the portion of energy allocated to the distribution concessionaires will be reviewed from time to time by ANEEL.

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

The Federal Government announced, on March 13, 2014, certain measures to assist distribution companies to face these unexpected higher costs and expenses during the period between February to December, 2014, namely: (i) an electricity commercialization auction held by ANEEL and MME on April 2014, to off-set the power contracting deficit of power distribution companies; and (ii) a financial contribution by the National Treasury of R$ 11.2 billion, through the CDE account.

The Federal Government also allowed CCEE to enter into financial transactions in the amount of up to R$ 17.8 billion to assist distribution companies. Accordingly, the Federal Government issued Decree No., 8,221, dated April 1, 2014, creating the Regulated Market Account (Conta no Ambiente de Contratação Regulada or CONTA-ACR) which will receive the funding required for hiring and payment of financial obligations. With the purpose to make payments related to the financing contracted by CCEE, distribution companies shall, after the 2015 tariff review cycle, transfer specific amounts defined by ANEEL to CDE.

The first loan, for R$ 11.2 billion was disbursed in April, 2014 and the second loan, for R$ 6.6 billion, was disbursed in August 2014. Of this amount, R$ 537.6 million were allocated to the following distribution subsidiaries: CEAL (R$ 302.7 million), CEPISA (R$ 141 million), Amazonas Energia D (R$ 27.2 million), CERON (R$ 11.3 million) and Eletroacre (R$ 55.4 million).

In May 2013, ANEEL created a multi-tariff system, which adjusts the tariffs to reflect the cost of generating power. This system was in tests until the end of 2014 and became fully effective as of January 2015. The main purpose of the multi-tariff system is to present to consumers in a transparent way the cost of producing energy.

Principal Authorities

Ministry of Mines and Energy

MME is the Brazilian Government’s primary regulator of the power industry acting as the granting authority on behalf of the Brazilian Government, and empowered with policy-making, regulatory and supervising capacities. The Brazilian Government, acting primarily through MME, will undertake certain duties that were previously under the responsibility of ANEEL, including drafting guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

ANEEL

The Brazilian power industry is regulated by ANEEL, an independent federal regulatory agency. ANEEL’s primary responsibility is to regulate and supervise the power industry in line with the policy dictated by MME and to respond to matters which are delegated to it by the Brazilian Government and by MME. ANEEL’s current responsibilities include, among others: (i) administering concessions for electricity generation, transmission and distribution activities, including the approval of electricity tariffs; (ii) enacting regulations for the electricity industry; (iii) implementing and regulating the exploitation of energy sources, including the use of hydroelectric energy; (iv) promoting the public bidding process for new concessions; (v) settling administrative disputes among electricity generation entities and electricity purchasers; and (vi) defining the criteria and methodology for the determination of transmission tariffs.
National Energy Policy Council

On August 6, 1997, pursuant to Article 2 of Law No. 9,478, CNPE was created to advise the Brazilian president with respect to the development and creation of national energy policy. The CNPE is presided over by the Minister of Mines and Energy, and the majority of its members are ministers of the Brazilian Government. The CNPE was created to optimize the use of Brazil’s energy resources, to assure the supply of electricity to the country and to periodically review the use of regular and alternative energy to determine whether the nation is properly using a variety of sources of energy and is not heavily dependent on a particular source.

National Electricity System Operator

The ONS was created in 1998 by Law No. 9.648 dated May 27, 1998. The ONS is a non-profit private entity comprised of concessionaires, other legal entities holding permissions or authorizations in the electrical energy market, and consumers connected to SIN. The Electricity Regulatory Law granted the Brazilian Government the power to nominate three executive officers to ONS’s board of executive officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the energy system, proposing plans to MME for extensions of the Basic Network (which proposals must be taken into account in planning expansion of the transmission system) and submitting rules for the operation of the transmission system for ANEEL’s approval. Generators must declare their availability to ONS, which then attempts to establish an optimal electricity dispatch program.

Energy Trading Chamber

On August 12, 2004, the Brazilian Government enacted a decree setting forth the regulations applicable to CCEE. On November 10, 2004 the CCEE succeeded the Wholesale Energy Market – MAE, the market in which all large electricity generation companies, energy traders and importers and exporters of electricity had participated and on which the spot price of electricity was determined. CCEE assumed all of the assets and operations of the Wholesale Energy Market (which had previously been regulated by ANEEL).

One of the principal roles of CCEE is to conduct public auctions on the Regulated Market, see “ – The Electricity Regulatory Law; the Free Market and the Regulated Market – The Regulated Market.” In addition, the CCEE is responsible, among other things, for: (i) registering all the energy purchased through CCEARs, and the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, see “ – The Electricity Regulatory Law; the Free Market and the Regulated Market – The Free Market”; and (ii) accounting and clearing of short-term transactions.

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

Energy Research Company

On August 16, 2004 the Brazilian Government enacted a decree creating EPE, a state-owned company which is responsible for conducting strategic research on the energy industry, including with respect to electrical energy, oil, gas, coal and renewable energy sources. The research carried out by EPE is subsidized by the MME as part of its policymaking role in the energy industry. Furthermore, EPE is the entity in charge of the technical qualification of the projects participating in the bids promoted by ANEEL for sale of energy.

Energy Industry Monitoring Committee

The Electricity Regulatory Law authorized the creation, under Federal Decree No. 5,175 of August 9, 2004, of the Comitê de Monitoramento do Setor Elétrico (Energy Industry Monitoring Committee or CMSE), which acts under the direction of MME. The CMSE is responsible for monitoring the supply conditions of the system and for proposing preventive action (including demand-related action and contracting for a supply-side reserve) to restore service conditions where applicable.

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

Our transmission system, which consists of a set of transmission lines interconnected to substations, is comprised of approximately 60,997 kilometers of transmission lines, corresponding to approximately 47.0% of the total lines in Brazil with a voltage higher or equal to 230 KV.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of transmission lines through concessions in auctions conducted by ANEEL, alone or through consortiums, as well as through permits for reinforcements of the current system.

The major transmission projects under development are: (i) TL 525 kVGuaiba 3 – Capivari do Sul; (ii) TL 230 kV Camaçari IV – Pirajá Pituaçu – Pirajá; (iii) TL 800 kV Xingu – Estreito; (iv) ; (iv) LT 230 kV Eunapólis – Teixeira de Freitas II C2 (BA); (v) Interligação Manaus – Boa Vista (AM/RR); (vi) Interligação Brasil – Uruguai (RS); and (vii) LT 500 kV Bom Despacho 3 – Ouro Preto 2 (MG).

•	Brazil has a total of six medium and large interconnections with other countries in South America, four of them operated by us, as set forth below:

•	with Paraguay, through four 500 kV transmission lines connecting Itaipu Unit to Margem Direita (Paraguay) substation and the Foz do Iguaçu in Brazil substation. Itaipu’s 50 Hz energy sector is then transported to the Ibiúna substation in São Paulo through a direct current transmission system with a capacity of 6,300 MW;

•	with Uruguay, through Rivera’s frequency converter station in Uruguay, with a capacity of 70 MW and a 230 kV transmission line connecting it to the Livramento substation in Brazil;

•	with Argentina, through Uruguaiana’s frequency converter station in Brazil, with a capacity of 50 MW and a 132 kV transmission line connecting it to Paso de los Libres in Argentina; and

•	with Venezuela, through a 230 kV transmission line with a capacity of 200 MW, which connects the city of Boa Vista, in the State of Roraima, to the city of Santa Elena in Venezuela.

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

The Electricity Regulatory Law; the Free Market and the Regulated Market

The Electricity Regulatory Law introduced material changes to the regulation of the power industry with a view to: (i) remedying the deficiencies in the Brazilian electric system and (ii) creating incentives to ensure growth in the electrical energy sector to support Brazilian economic and social development. Through this law, legislators attempted to protect the distribution concessionaires’ captive consumers and to make low cost electrical energy continuity, which has a minimal environmental impact, available. The key features of the Electricity Regulatory Law included:

•	Creation of: (i) the Regulated Market, in which the purchase and sale of electrical energy must follow rules imposed by ANEEL and must occur through CCEE; and (ii) a market specifically addressed to certain participants (e.g., free consumers and commercialization companies), that will permit a certain degree of competition with respect to the Regulated Market, called the Free Market, in which parties are free to negotiate the terms and conditions of their purchase and sale agreements;

•	Restrictions on certain activities of distributors, so as to ensure that they focus only on their core business to guarantee more efficient and reliable services to captive consumers;

•	Elimination of self-dealing, to provide an incentive to distributors to purchase electricity at the lowest available prices rather than buying electricity from related parties; and

•	Respect for contracts executed prior to the Electricity Regulatory Law, in order to provide stability to transactions carried out before its enactment.

The Electricity Regulatory Law also excludes us and our subsidiaries Furnas, Chesf, Eletronorte, Eletrosul and CGTEE from the National Privatization Program, which is a program created by the Brazilian Government in 1990 with a view to promote the privatization process of state-owned companies. All Distribution companies of Eletrobras are included in the Investments Partnership Program of the Presidency of the Republic (Porgrama de Parceria de Investimentos da Presidência da República – PPI).

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

In the event all or a relevant portion of the Electricity Regulatory Law is determined unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the Electricity Regulatory Law may lose its effectiveness, generating uncertainty as to how the Brazilian Government will define the rules for the electrical energy sector. Considering that we have already purchased virtually all of our electricity needs through our subsidiaries both in the ACR and ACL and that the pass through to tariffs of such electricity is expected to continue to be regulated by the regime predating the Electricity Regulatory Law, irrespective of the outcome of the Supreme Court’s decision, we believe that in the short term, the effects of any such decision on our activities should be relatively limited. The exact effect of an unfavorable outcome of the legal proceedings on us and the electricity industry as a whole is difficult to predict, but it could have an adverse impact on our business and results of operations even in the short term (see “Risk Factors – Risks Relating to the Brazilian Power Industry”).

Also, the Electricity Regulatory Law and the electricity regulatory framework as a whole have been recently changed in some important aspects by the enactment of Law No. 13.299/16 and the Provisional Measure No. 735/16. Especially for the distribution sector, such acts are of major relevance as they give special treatment to the distribution concessions located in the regions not integrated to the National Interconnected Grid – SIN yet. Such measures aimed to create a new regulatory framework capable to provide more sustainable financial conditions to such concessions to meet their outstanding duties with their fuel suppliers and, therefore, create a more favorable environment to potential investors in the midst on the National Privatization Program – PND.

Nonetheless, as such acts provide for some kind of special treatment to part of the distribution companies and also authorize the utilization of the CDE funds to cover the fuel debts of the concessionaires, we cannot guarantee that they would not have their legality/constitutionality challenged by other agents of the industry who might be adversely impacted, including the consumers and other concessionaires which will not benefit from the legal measures.

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

The public auctions are prepared by ANEEL in compliance with guidelines established by MME, including the requirement to use the lowest bid as the criteria to determine the winner of the auction.

Each generation company that participates in the auction must execute a contract for purchase and sale of electricity with each distribution company in proportion to the distribution companies’ respective estimated demand for electricity. The CCEARs for both “A-5” and “A-3” auctions have a term of between 15 and 30 years, and the CCEARs for “A-1” auctions have a term between three and 15 years. The CCEARs for “A” auctions have a term between one to 15 years. The CCEARS for alternative energy sources are between 10 and 30 years. The only exception to these rules relates to the market adjustment auction, in which the generation and the distribution companies will enter into two-year bilateral agreements that must be registered with ANEEL and CCEE.

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

The Electricity Regulatory Law establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

•	No pass-through of costs for electricity purchases that exceed 103.0% of actual demand;

•	The pass-through of electricity acquisition costs from new electricity generation projects equal to the difference between the minimum purchase threshold (96% of repossessed energy contracted pursuant to the Electricity Regulatory Law) and the energy purchased in the A-1 auctions will be limited to the weighted average amount (in reais/MWh) of the acquisition prices in the A-1 auctions, except that this limit is applicable solely: (i) in the first three years following A-1 auctions in which the minimum purchase threshold was not reached; (ii) to the CCEARs relating to portion of energy acquired in A-3 and A-5 auctions with the highest price;

•	MME will establish the maximum acquisition price for electricity generated by existing projects; and

•	If distribution companies do not comply with the obligation to fully contract their demand, the pass-through of the costs from energy acquired in the CCEE short-term market will be the lower of the Price of Liquidation of Differences (PLD) and the Annual Reference Value.

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

In this context, it is important to mention that 2015 was marked by a substantial augmentation in the tariffs, leading to a drop in the energy consumption and to the migration of potentially free consumers to the Free Market (ACL). Fearing that this scenario would get worse, ANEEL approved Normative Resolution No. 711/2016 (Resolução Normativa nº 711/2016) dated as of April 19, 2016, aiming the development of mechanisms that would adequate the levels of contracting of energy by distributors. The Resolution establishes criteria and conditions of possible bilateral agreements between signatory parties of CCEARs. The bilateral agreement may involve the following formats: (i) entire or partial temporary reduction of the contracted energy; (ii) partial permanent reduction of the contracted energy or; (iii) contract termination. Overall, the Normative Resolution nº 711/2016 brings an important regulatory alteration by eliminating both the postponement of the start of the supply period and the transferring of the contractual position to another distributor.

Electrical Energy Trading Convention

ANEEL Resolutions No. 109, of October 26, 2004, No. 210, of February 24, 2006 and No. 637, of December 5, 2014, are the most relevant regulation that govern the Convenção de Comercialização de Energia Elétrica (the Electrical Energy Trading Convention) which regulates the organization and functioning of CCEE and the electrical energy trading conditions and defines, among others: (i) the rights and obligations of CCEE agents; (ii) the penalties to be imposed on defaulting agents; (iii) the means of dispute resolution; (iv) trading rules in the Regulated and Free Markets; and (v) the accounting and clearing process for short-term transactions.

CCEE is a non-profit organization whose members are all agents of the Brazilian power sector (certain agents are not mandatory members of CCEE and may be represented by other members). CCEE is responsible for (i) registering the conditions concerning power amounts and terms set forth in all power purchase agreements, whether entered into in the Regulated Market or the Free Market; and (ii) the accounting and liquidation of the power market, including the power surpluses and shortages spot market, among other attributions. CCEE is governed by a board of directors comprised of five members, four being nominated by the referred agents while its president is nominated by MME.

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

Free Consumers

According to the Electricity Regulatory Law, a free consumer may elect to: (i) continue to procure power from a local distribution company; (ii) buy power directly from an independent producer or from self-producers with surplus power; (iii) buy power from a power trade agent; or (iv) purchase energy from other free consumers by means of assignment.

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

The regulations above are intended (i) to avoid arbitrage between captive and free markets by Free Consumers, prohibiting opportunistic migrations, as well as (ii) to protect power distribution companies by making the captive market more predictable. Further, ANEEL must regulate the migration to the Free Market without increasing captive market tariffs.

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

In accordance with paragraph one, Article 31 of the Electricity Regulatory Law, we and our subsidiaries Furnas, Chesf, Eletronorte, Eletrosul and Eletrobras CGTEE were excluded from the National Privatization Program. Accordingly, we were subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution No. 278/2000, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector.

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

Although the legislation currently in force does not provide for specific thresholds for the identification of market concentration, as we hold a participation in the Brazilian market equivalent to 32% of the total installed capacity of the country, our activities are under constant supervision by the regulators and we are requested, on a regular basis, to update our corporate chain and investments, as well as to detail our activities and influence in the Brazilian electricity market.

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

TUSD

The TUSD is paid by generators, free consumers and special consumers for the use of the distribution system of the distribution company to which the relevant generator or free consumer is connected and are revised annually according to an inflation index. The amount to be paid is based on a formula set forth by ANEEL Resolution No. 657/2015 and may vary pursuant to a number of different factors, including, for instance, costs of the network, operating costs and energy losses, among others. Our distribution companies receive the TUSD paid by free consumers in their concession areas and by some other distribution companies which are connected to our distribution system.

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

In terms of commercial conditions, ANEEL Resolution No. 547, of April 16, 2013 provided for a new informative system for the consumers, with the inclusion of flags (green, yellow and red) in the consumers’ invoice which indicate whether the energy provider expects an increase or decrease in the energy price for the following month, according to the energy prices established by ANEEL for each subsystem. The additional revenue obtained by the concessionaire due to the use of this flag system will be considered in the readjustment and review procedures described above.

According to the MP 735, the 2016 tariff review shall reflect the real losses of 2015. Then, from 2017 to 2025, it will be applied an annual reducer of 10% of these real losses, regarding the 2015 tariff review established by ANEEL. The new rule allows the use of the resources obtained by the Executive Branch in connection with the bid of the concessions (bônus de outorga) to cover the fuel expenses incurred, until April 2016, by the utilities companies located in the Isolated System, which did not have access to the resources of CDE due to the non-compliance with the efficiency goals.

For the concessions which were not renewed, the rules of MME Ordinance No. 388, dated July 26, 2016 will apply until the concession is rebidded and a new controller undertakes the services under a new concession agreement which will set forth the tariff policies. In general terms Ordinance n. 388/2016 establishes the following regarding the costs split between Parcel A and Parcel B:

Parcel A includes:

(i) Energy sector charges;

(ii) Electricity purchased;

(iii) Connection and usage charges for the transmission and distribution systems and;

(iv) Non-recoverable revenue.

Parcel B costs, as usual, are determined by subtracting the entire Parcel A costs from the distribution company’s revenues.

Finally, ANEEL has recently launched a Public Hearing to discuss with the industry the necessary changes in the calculation methodology of the distribution tariffs applicable to the renewed concessions. Also, the proposed regulation could eventually be extended to the non-renewed concession agreements upon express adhesion. The idea is to ANEEL to calculate yearly the revenues that each concession will require to cover their costs and return on investments. We cannot predict in which terms the new regulation will be approved but we expect a more favorable treatment to the future revenues as ANEEL is willing to mitigate the effects of the non-manageable costs and market fluctuation on the tariffs of the distribution companies.

ANEEL enacted, on September 13th, 2016, a Resolution to establish the conditions that will guarantee the continuity of the services rendered by the utilities companies located in the North and Northeast of Brazil in the context of the termination of such concessions. The services will be temporarily rendered by Distribuition Companies of Eletrobras and the established conditions include the normalization of the transference of sectorial funds, adjustment and review of the tariffs in order to guarantee tariff coverage, and access to loans from Reversion Global Fund (Reserva Global de Reversão). Although the resolution is already valid, it is currently under the procedure of public hearing (from September 15th to October 15th), which may introduce some changes to the original text, according to ANEEL’s discretion.

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

Regulatory Charges

Global Reversion Reserve Fund

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Reserva Global de Reversão (a Global Reversion Reserve Fund or RGR Fund) designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and in recent years the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of MP No. 517/2010, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund. In accordance with Law No. 12,783, distribution concessions, transmission concessions granted after September 12, 2012 and all renewed generation and transmission concessions are no longer required to pay RGR charges as of January 1, 2013.

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

Law No. 13,299, dated June 26, 2016 amended the formula for calculation of the CCC Account relating to the Isolated System, previously provided by Law No. 12,111 dated December 2009. According to the latter, the amount of the reimbursement through the CCC Account is equal to the total cost of generation minus the total amount of energy utilized by the agent at the average unitary energy price determined at auctions of the Interconnected system. The law determined that the energy sector fees were to be included in the calculation of the average cost of energy in the Regulated Market. Law No. 13,299, in turn, sets forth the exclusion of the fees related to the average energy price from January 1, 2017 to December 31, 2020, increasing the value to be reimbursed to energy distributors in the Isolated System. Each year, from January 2021 to December 2034, 1/15 of the energy sector fees will be added to the average energy price until 2035, when the totality of the fees shall be dully incorporated into the price again.

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

Electric Power Services Supervision Fee – TFSEE

ANEEL also the Electric Power Services Supervision Fee (or TFSEE), which is a supervision fee from electric power services agents and concessionaires pursuant to Law No. 9,427 of December 26, 1996, as amended by Law No. 12,111 of December 9, 2009, and Law No. 12,783/2013. The TFSEE is charged at the rate of 0.4% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires. This fee is collected by ANEEL in twelve monthly installments.

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

Rationing

The Electricity Regulatory Law establishes that, in a situation where the Brazilian Government decrees a compulsory reduction in the consumption of electricity in a certain region, all energy amount agreements in the Regulated Market, registered within CCEE in which the buyer is located, must have their volumes adjusted in the same proportion to the consumption reduction.

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

However, pursuant to Law No. 12,767/2012, energy concessionaires may no longer initiate judicial or extrajudicial corporate reorganization procedures (recuperação judicial ou extrajudicial) until their concessions expire.

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

As mentioned above, energy concessionaires may no longer initiate judicial or extrajudicial corporate reorganization procedures (recuperação judicial ou extrajudicial) until their concessions expire.

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

Compliance

The Company has been improving and enhancing its compliance program, in order to remedy the related material weakness, according to the FCPA’s requirements and the Brazilian Anticorruption Law. Throughout 2015 and 2016, the Company carried out a series of actions that increased the maturity of its compliance program.

The “Eletrobras 5 Dimensions Compliance Program” is a company-wide plan that we are developing and implementing in order to comply with international corporate governance standards, laws and regulations, including the U.S. Sarbanes-Oxley Act of 2002, the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), the Brazilian Anticorruption Law (Law no. 12,846/2013), Law of Government-Controlled Companies (Law no. 13,303/2016), the rules and guidelines issued by the SEC, CVM, the Brazilian Institute of Corporate Governance (IBGC) and the OECD, among others. A summary of our material weaknesses and remediation program is discussed in Item 15 of this Form 20-F.

As a response to allegations of potential illegal activities appearing in the media in 2015 relating to companies that provide services to the Company’s subsidiary, Eletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”) (specifically, “NTU Angra 3” nuclear power plant), and to certain SPEs that Eletrobras holds a minority stake, Eletrobras’ Board of Directors, although not required to do so, hired the law firm Hogan Lovells US LLP to undertake an independent internal investigation for the purpose of assessing the eventual existence of irregularities, including violations of the U.S. Foreign Corruption Practice Act (FCPA), the Brazilian Anticorruption Law and the Eletrobras’ code of ethics (the “Independent Investigation”).

The Independent Investigation is subject to oversight by a commission that was created by the Board of Directors of Eletrobras on July 31, 2015. This commission is composed of Ms. Ellen Gracie Northfleet, a retired Federal Supreme Court judge, Mr. Durval José Soledade Santos, former director of the Comissão de Valores Mobiliários (Brazilian Securities Exchange Comission), and Mr. Manoel Jeremias Leite Caldas, representative of minority shareholders (the “Independent Commission”).

On April 29, 2015, the Federal Police commenced the “Radioactivity Operation” phase of Operation “Lava Jato”, which resulted in the imprisonment of a former officer of our subsidiary Eletrobras Termonuclear S.A – Eletronuclear. This former officer was sentenced to 43 years of prison, by the judge of the 7th Federal Criminal Court, for passive bribery, money laundering, obstruction of justice, tax evasion and participation in a criminal organization. On July 6, 2016, the Federal Police commenced “Operation Pripyat”, in which the Federal Police served arrest warrants issued by the judge of the 7th Federal Court of the District of Rio de Janeiro against former officers, officers who had already been suspended by Eletrobras’ Board of Directors as well as other parties. Formal charges of corruption, money laundering and obstruction of justice were filed against such former officers by Federal Prosecutors on July 27th, 2016. Eletrobras is assisting the prosecution in these criminal proceedings.

The Company, Hogan Lovells and the Independent Commission have been closely monitoring the official investigations and cooperating with Brazilian and United States authorities, including Federal Courts (Justiça Federal); Federal Prosecutors’ Office (Ministério Público Federal or “MPF); Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”); Council for Economic Defense (Conselho Administrativo de Defesa Economica or “CADE”), United States Department of Justice (“DOJ”), United States Securities & Exchange Commission (“SEC”), among others, and have responded to requests for information and documents from these authorities.

The Company evaluated the contracts with findings identified in external and internal investigations and, when applicable, suspended the contract. Eletrobras took the applicable administrative measures in relation to employees and officers involved in the situations identified by the investigation, including, when applicable, the suspension or termination of the employment agreement.

The Effects of Government-Controlled Companies Law on Us

Law No. 13,303 of June 30, 2016, establishes the rules applicable to state-owned companies, government-controlled companies and their subsidiaries, regulating the Article 173 of the Constitution of the Republic of 1988 (“Law of Government-Controlled Companies”).

The main subject of the Law of Government-Controlled Companies is linked to governance rules that have become applicable to state-owned and government-controlled companies, which are now forced to adopt higher standards of disclosure of technical and financial information, and to follow some specified criteria for the appointment of their officers and executives.

Among the new criteria set forth by the law, there are two highlights: the appointee is required to have an academic background and previous business experience in areas related to the business of the state-owned or government-controlled company where they would be working; and it is prohibited to appoint members of political parties or members of the legislative branch, as well as third parties related to them.

In addition, the law strengthens the entire governance structure and internal and external controls of state-owned and government-controlled companies, establishing the obligation for periodic public disclosure of technical and financial reports, maintenance of a statutory independent committee of internal audit, and mandatory submission to external auditing by independent audit firms, as well as by the audit bodies of public administration, such as the Federal, State and City Accounting Courts.

It was also defined by the Law of Government-Controlled Companies the social function of state-owned or government-controlled companies, which is the promotion of the public interest related to their business, which should be guided by an efficient economic management and a rational management of resources ensuring sustainable economic growth aiming to increase the access by consumers to the products and services provided by such company, to develop national technologies in order to for improve the products and provision of services and to promote environmentally sustained and socially responsible practices, always in an economically justified way.

Furthermore, the Law of Government-Controlled Companies establishes rules about public biddings for hiring and for the execution of contracts by state-owned or government-controlled companies, aiming to increase the transparency and effectiveness of internal and external controls connected to the appropriateness of the proceedings.

Although the rule came into force immediately after its publication, the state-owned or government-controlled companies have up to 24 (twenty four) months to adapt to the new legal requirements.

Regarding Eletrobras, many of the requirements set out in the Law of Government-Controlled Companies relating to the disclosure of technical and financial reports, as well as to the audit and internal control structure, are already met by the company and will be subject to review by the Board of Directors in order to strengthen and improve our governance structure, which already could be seen in the last election for the Board of Directors, which fully complied with the criteria for appointment of members and the percentage of participation of independent members set forth in the rule.

Other adjustments will be promoted by Eletrobras within the deadline established by the law for the adaptation of government-controlled companies to the new requirements.

C. Organizational Structure

In December 2015 we operated generation, transmission and distribution activities in Brazil through the following fourteen regional subsidiaries and Itaipu, 179 SPEs and non-controlling interests in 25 companies:

•	Itaipu, a plant in which we and a Paraguayan governmental entity (ANDE) each hold a 50.0% interest and which we believe is one of the world’s largest hydroelectric plants by volume of energy generated;

•	Furnas, which engages in generation and transmission activities in the southeast and part of the midwest regions of Brazil;

•	Chesf, which engages in generation and transmission in the northeast region of Brazil;

•	Eletronorte, which engages in generation, transmission and limited distribution activities in the north and part of the midwest regions of Brazil;

•	Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II, and is planning to construct a third, Angra III;

•	Amazonas Energia, which engages in generation, transmission and distribution in the State of Amazonas. Amazonas Energia operates in the interior of the State of Amazonas, an area that, until March, 2008, was operated by Ceam, which was previously directly held by Eletrobras but no longer exists as a standalone operating company;

•	Amazonas GT: which engages in generation and transmission activites in the State of Aamazonas;

•	Eletrosul, which engages in transmission activities in the State of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná;

•	CEPISA, which engages in distribution activities in the State of Piauí;

•	CEAL, which engages in distribution activities in the State of Alagoas;

•	CERON, which engages in distribution activities in the State of Rondônia;

•	Boa Vista Energia, which engages in distribution activities in the State of Roraima;

•	CGTEE, which owns and operates thermal plants in the south region of Brazil;

•	Eletroacre, which engages in distribution activities in the State of Acre; and

•	CELG-D, which engages in distribution activities in the State of Goiás.

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

On January 11, 2013, the shareholders of our subsidiary Eletrosul approved the incorporation of Artemis Transmissora de Energia S.A.

On October 2, 2013, Eletrobras acquired from Administración Nacional de Usinas Y Transmisiones Eléctricas a 50% equity interest in Rouar S.A., a company based in Montevideu, Uruguay and engaged in the generation of electricity by means of wind power.

On December 30, 2013, Eletronorte approved the merger of its wholly owned subsidiary Rio Branco Transmissora de Energia S.A. into Eletronorte.

In March 2014, the company Estação Transmissora de Energia S.A was merged into Eletronorte.On December 31, 2014, Chesf acquired 100% of the equity of Extremoz and started to hold 83.01% of SPE Tamanduá Mirim.

On December 31, 2014, Eletronorte acquired Linha Verde Transmissora de Energia.

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in CELG-D. This transaction closed on January 27, 2015 when we disbursed R$ 59.5 million in respect of the acquisition. Accordingly, the balance sheet of CELG-D is fully consolidated into our balance sheet as of December 31, 2014 and the results of operations and cash flows of CELG-D are fully consolidated into our income statement and cash flows from October 1, 2014. On May 13, 2015, the Brazilian Government enacted Decree No. 8,449, which included CELG-D in the National Privatization Program (PND, or Programa Nacional de Desestatização). Accordingly, Celgpar and we deposited our shares of CELG-D with the National Privatization Fund (FND, or Fundo Nacional de Desestatização). Our shareholders’ meeting held on December 28, 2015, approved the sale of our shares of CELG-D and since than CELG D is available for sale. The privatization process was expected to be arranged by BM&FBOVESPA and to be held in the first half of 2016. However, the Commission of Bidding relating to the Privatization Auction of CELG-D, designated by the Ordinance PRESI 093/2016 – BNDES of June 29, 2016, announced on August 2016 that the bid was considered cancelled due to lack of bidders. Accordingly, the Investments Partnership Program of the Presidency of the Republic reviewed, on September 14, 2016, the privatization conditions approved by the National Council on Privatization (“CND”) and BNDES, in order to launch a new bid in 2016 to privatize CELG D. The Board of Investment Partnerships Program of the Federal Government approved the Resolution 7/2016 in the which is being listed the new minimum conditions and new price for sale, by Eletrobras, of its shareholding participation in CELG Distribuição S.A (“Celg-D”). The new market value approved by the PPI for CELG D is R$ 4.448 billion (four billion, four hundred forty-eight million). However, considering the debts and other liabilities in the amount of R$ 2.656 billion (two billion, six hundred fifty-six million), as of June 2016, the net value of CELG D is R$ 1.792 billion (one billion, seven hundred ninety-two million). In the privatization process, Eletrobras intends to sell its entire stake in CELG D, equivalent to 50.9% of the share capital. The shareholders of Eletrobras are invited to attend the Extraordinary General Meeting to be held on October 24, 2016 to deliberate about this sale.

On June 22, 2015, our shareholders approved the corporate split of Amazonas Energia into Amazonas GT and Amazonas D.

D. Property, Plant and Equipment

Our principal properties consist of hydroelectric generation plants and transmission networks which are located all over Brazil. The book value of our total property, plant and equipment as of December 31, 2014, December 31, 2013 and December 31, 2012 was R$ 31,105 million R$ 30,247 million and R$ 29,714 million, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited Consolidated Financial Statements included elsewhere in this annual report.

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. Our revenues derive mainly from:

•	the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2014, 2013 and 2012 accounted for R$ 19,821 million, or 63%, R$ 16,688 million, or 65.5% and R$ 19,185 million, or 62.6% of our total net revenues, respectively. In 2014, of R$ 19,821 million in revenue, R$ 1,555 million was from operation and maintenance and R$ 18,266 million was from exploration;

•	the transmission of electricity, which in 2014, 2013 and 2012 accounted for R$ 4,978 million, or 15.7%, R$ 4,203 million, or 16.5% and R$ 6,741 million, or 22.0 % of our total net revenues, respectively. In 2014, of R$ 4,978 million in revenue, R$ 2,979 million was from the operation and maintenance and R$ 1,998 was from exploration; and

•	the distribution of electricity to end consumers, which in 2014, 2013 and 2012 accounted for R$ 6,664 million, or 21.1%, R$ 4,499 million, or 17.7% and R$ 4,676 million, or 15.2% of our total net revenues, respectively.

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

Principal Factors Affecting our Financial Performance

The Effects of Law No. 12,783

In 2012, the Brazilian Congress converted Provisional Measure No. 579/2012 into Law No. 12,783, which materially changed the Brazilian electricity sector. The law allowed current holders of concessions to operate electricity generation and transmission assets, which were due to expire during the years 2015 through 2017, to renew those concessions for an additional maximum period of 30 years effective January 1, 2013, but at significantly lower tariff levels. As an option under the law, Eletrobras and other concessionaires could have entered into a potentially competitive bidding process to renew their generation and transmission concessions. Law No. 12,783 also affected distribution concessions by lowering the tariffs and affected renewal of distribution concessions.

In 2013, there was a change of regime in the revenue framework with respect to renewed generation and transmission concessions requiring the exploration method and the operating and maintenance methods to be separately disclosed pursuant to Law 12,783/2013. For these reasons, as of 2013 companies that renewed generation and transmission concessions pursuant to Law No. 12,783 have received lower tariff payments in relation to these assets than the payments made before Law No. 12,783 was enacted. For renewal generation concessions there is a new business model, pursuant to which the tariff covers just a standard operating and maintenance cost plus a margin of 10%, rather than the non renewal generation concession which the company could sell the generated energy.

Under Law No. 12,783, the Federal Government agreed to indemnify Eletrobras and other electricity concessionaires for part of the value of non-amortized investments Eletrobras and other concessionaires made during the term of their concessions. Some of these indemnity payments have been agreed and paid, while others have been estimated for purposes of financial statements based on information available to Eletrobras.

The shareholders of Eletrobras approved the renewal of concessions under the new law despite the nonrecurring R$ 10.09 billion write off in our assets on December 31, 2012, and the significant expected negative impact on revenues from the relevant concessions in subsequent periods].

In respect of distribution concessions, in 2015, the Federal Government enacted Decree No. 8,461 that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783. The renewal of distribution concessions pursuant to Decree No. 8,461 requires that concession holders meet certain criteria for (i) the quality of the distribution services provided, and (ii) the compliance with certain financial ratios. The Provisional Measure No. 735/2016 also establishes the possibility that Eletrobras could transfer its shareholding in the distribution companies, which are subsidiaries of Eletrobras that do not have an approved extension of their concessions, or that the Federal Government could bid for those subsidiaries.

Investment in CELG-D and in Distribution Companies

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in CELG-D. This transaction closed on January 27, 2015 from R$ 59.5 million. Accordingly, the balance sheet of CELG-D is fully consolidated into our balance sheet as of December 31, 2014 and the results of operations and cash flows of CELG-D are fully consolidated into our income statement and cash flows from October 1, 2014. On May 13, 2015, the Brazilian Government enacted Decree No. 8,449, which included CELG-D in the National Privatization Program (PND, or Programa Nacional de Desestatização). Accordingly, Celgpar and we deposited our shares of CELG-D with the National Privatization Fund (FND, or Fundo Nacional de Desestatização). Our shareholders’ meeting held on December 28, 2015, approved the sale of our shares of CELG-D and since than CELG D is available for sale. The privatization process was expected to be arranged by BM&FBOVESPA and to be held in the first half of 2016. However, the Commission of Bidding relating to the Privatization Auction of CELG-D, designated by the Ordinance PRESI 093/2016 – BNDES of June 29, 2016, announced on August 2016 that the bid was considered cancelled due to lack of bidders. Accordingly, the Investments Partnership Program of the Presidency of the Republic (Programa de Parceria de Investimentos da Presidência da República – PPI) reviewed, on September 14, 2016, the privatization conditions approved by the National Council on Privatization (“CND”) and BNDES, in order to launch a new bid in 2016 to privatize CELG D. The Board of Investment Partnerships Program of the Federal Government approved the Resolution 7/2016 in which is being listed the new minimum conditions and new price for sale, by Eletrobras, of its shareholding participation in CELG Distribuição S.A (“Celg-D”). The new market value approved by the PPI for CELG D is R$ 4.448 billion (four billion, four hundred forty-eight million). However, considering the debts and other liabilities in the amount of R$ 2.656 billion (two billion six hundred fifty-six million), as of June 2016, the net value of CELG D is R$ 1.792 billion (one billion, seven hundred ninety-two million). In the privatization process, Eletrobras intends to sell its entire stake in CELG D, equivalent to 50.9% of the share capital. The shareholders of Eletrobras are invited to attend the Extraordinary General Meeting to be held on October 24, 2016 to deliberate about this sale.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not to renew the concessions of Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia and that by December 31, 2017 Eletrobras will transfer the control of these distributions. The shareholdersalso approved that this distributions companies can be responsible for the distribution of public energy until December 31, 2017 if all the necessary funds for these companies to keep their operations ongoing, perform maintenance and make new investments shall be allocated by customer charges or government funding. The shareholders also approved to return, at any time, the distribution companies to Government control if control has not been transferred by December 31, 2017, or if the Federal Government, at any time, ceases to allocate resources to fund these companies or the tariff does not represent proper compensation. If Eletrobras returns such concessions, they will be subject to new bids in the future.

Brazilian Macroeconomic Conditions

Brazilian GDP

Brazil recorded a 4.61% decrease in its GDP as of June 30, 2016; a 3.85% decrease in its GDP for the year ended December 31, 2015; a 0.1% increase in its GDP for the year ended December 31, 2014; a 2.3% increase for the year ended December 31, 2013; and a 0.9% increase for the year ended December 31, 2012, as reported by the Central Bank of Brazil using data provided by the IBGE. The Central Bank has attributed this decrease rate of GDP increase in 2014 to (i) lower levels of confidence in respect of the Brazilian economy; (ii) the interruption of the expansion of the previous job-generating cycle and (iii) the deferred effects of macroeconomic measures enacted by the Brazilian Government, including inflation targeting.

In its quarterly inflation report published in September 2016, the Central Bank stated that it expects the Brazilian GDP to decrease 3.5% in the year ended December 31, 2016. See “ - We are controlled by the Brazilian Government, the current policies and priorities of which directly affect our operations and may conflict with interests of our investors” for more information regarding the effects of macroeconomic developments on our results of operations.

SELIC rate

As of April 18, 2013, the Central Bank began a monetary tightening cycle, pursuant to which it successively increased the SELIC rate, which is the benchmark interest rate for securities issued by the Brazilian government, from 7.25%, effective as of October 11, 2012, to 14.25% effective as of July 30, 2015. As of December 31, 2014, the SELIC rate was 11.75%. From July, 2015, to September 2016, the SELIC rate was 14.25%

Inflation

The IGP-M inflation index increased to 10.5% for the year ended December 31, 2015 from 3.7% for the year ended December 31, 2014; 5.5% for the year ended December 31, 2013 and 5.8% for the year ended December 31, 2012. From January, 2016 to August, 2016 the IPCA inflation index increased to 5.42%. In its March 2015 quarterly inflation report, the Central Bank highlighted that the increase in inflation was principally due to: (i) seasonal pressure on prices, (ii) the adjustment of government regulated prices to market prices and (iii) the depreciation of the real against the U.S. dolar.

Exchange rate

The Brazilian real depreciated against the U.S. dollar to R$ 2.65 as of December 31, 2014 compared to R$ 2.34 as of December 31, 2013 and R$ 2.04 as of December 31, 2012. On December 30, 2014 the Central Bank announced the extension of its foreign exchange intervention program, which it commenced in August 22, 2013. Pursuant to this program the Central Bank announced that it will offer U.S.$500 million of derivatives (swap agreements) until the end of March 2015. On March 24, 2015, the Central Bank announced that it would not extend the program. For further information on how the real to U.S. dollar exchange rates affect our results, see “ —Exchange Rate Variations.”

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the years indicated:

	Year Ended December 31,
	2014		2013		2012
GDP growth rate		0.15%		2.3%		0.9%
Inflation (IGP-M)		3.67%		5.51%		7.82%
Inflation (IPCA)		6.41%		5.91%		5.84%
Appreciation (depreciation) of the real vs. the U.S. dollar		13.39%		14.64%		8.94%
Period-end exchange rate – U.S.$1.00	R$	2.6562	R$	2.3426	R$	2.0435
Average exchange rate – U.S.$1.00	R$	2.3547	R$	2.1605	R$	1.9544

Sources: Fundação Getúlio Vargas, Ipeadata Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

Electricity consumption in Brazil registered an increase of 2.08% in 2014, higher than the GDP growth rate for the same period of 0.1%. All consumer classes showed growth in electricity consumption, particularly residential and commercial consumers, which increased by 5.73% and 7.3%, respectively.

After the economic downturn in 2009, 2010 showed a strong recovery in industrial production, which positively impacted industrial consumption of electricity. In 2013, industrial consumption increased due to higher consumption in the Northeast and Southeast regions. The Mid-west region of Brazil showed the largest growth in industrial consumption, with growth rates of 11.6%.

The electric power consumption in Brazil by geographic region is presented below:

Energy Consumption in the Network (GWh):

Consumption Class					2014	2013	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	8,473	14,829	4,702	4,370	32,375	30,152	7.37
Northeast	25,392	26,931	13,489	14,733	80,546	79,827	0.90
Southeast	66,190	94,446	48,975	31,424	241,036	240,058	0.41
South	21,283	32,573	15,401	15,676	84,933	80,845	5.06
Mid-West	10,710	9,275	7,252	7,269	34,506	32,858	5.02

Consumption Class					2013	2012	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	7,422	14,153	4,411	4,166	30,152	28,876	4.4
Northeast	23,856	28,736	12,633	14,601	79,827	75,28	6.0
Southeast	63,947	100,183	45,656	30,273	240,058	235,3	2.0
South	19,672	32,339	14,164	14,670	80,845	78,085	3.5
Mid-West	9,961	9,184	6,848	6,865	32,858	30,735	6.9

Source: Permanent Committee of Analysis and Monitoring of Electric Power Market – Copam/EPE.

Itaipu

Itaipu, one of the world’s largest hydroelectric plants, is jointly owned by Brazil and Paraguay and was established and is operated pursuant to a treaty between those countries.

Pursuant to the Itaipu treaty, we are entitled to trade not only the 50.0% of electricity produced by Itaipu that, through us, Brazil owns, but also that part of Paraguay’s share of electricity not used by Paraguay. As a result we act as a commercial agent of approximately 95.0% of the electricity produced by Itaipu. Articles 7 and 8 of Law No. 5,899 of July 5, 1973 set out the framework which distribution companies use to calculate the total amount of energy purchased from Itaipu.

While Itaipu produces a large amount of electricity, the Itaipu treaty requires that sales of Itaipu electricity be made on a no-profit basis, with no net effect on our results of operations.

In order to effect the “no profit” requirement, profits from the sale of Itaipu electricity are credited in subsequent periods to residential and rural consumers of electricity through the Interconnected Power System through their electricity bills and losses are taken into account by ANEEL in calculating tariffs for electricity in subsequent periods.

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

For discussion of accounting treatment of Itaipu, see note 3.10, subsection IV of our consolidated financial statements.

Exchange Rate Variations

Fluctuations in the value of the real against the U.S. dollar, particularly devaluations and/or depreciation of the real, have had and will continue to have an effect on the results of our operations. In particular, pursuant to the Itaipu treaty, all revenues from Itaipu are denominated in U.S. dollars. Because the financial statements of Itaipu Binacional are prepared in U.S. dollars and translated to reais at the exchange rate published by the Central Bank at the period end, any movement in the exchange rate between the real and the U.S. dollar can have a major impact on our results, in particular the “Foreign exchange and monetary gain” component of the line item “Financial income (expense), net.”

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

Regulated Distribution Tariffs

For 2014, 22.0% of our net operating revenues (before eliminations) were derived from the distribution of electricity. The distribution companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated and adjusted by ANEEL only in accordance with the process set out in “Item 4.B Business Overview – The Brazilian Power Industry – Distribution Tariffs.”

The Federal Government enacted Decree No. 8,461, that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783. The renewal of distribution concessions pursuant to Decree No. 8,461 requires that concession holders meet certain criteria for: (i) the quality of the distribution services provided, and (ii) the compliance with certain financial ratios.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not to renew the concessions of Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia and that by December 31, 2017 Eletrobras will transfer the control of these distributions. The shareholdersalso approved that this distributions companies can be responsible for the distribution of public energy until December 31, 2017 if all the necessary funds for these companies to keep their operations ongoing, perform maintenance and make new investments shall be allocated by customer charges or government funding. The shareholders also approved to return, at any time, the distribution companies to Government control if control has not been transferred by December 31, 2017, or if the Federal Government, at any time, ceases to allocate resources to fund these companies or the tariff does not represent proper compensation. If Eletrobras returns such concessions, they will be subject to new bids in the future.

On August 3, 2016, the MME issued decrees Nos. 420, 421, 422, 424 and 425 naming, respectively, the Distributors Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista as temporarily responsible for distributing public energy so as to assure the continuity of the service, in accordance with article 9, paragraph 1, of Law No. 12,783 of January 11, 2013.

According to such decrees, the Distributors shall provide the indicated services, in a provisional manner, against payment of the proper compensation, until the effective transfer of control of the Distributors, or until December 31, 2017, whichever occurs first, in accordance with the terms provided in Decree MME 338 of July 26, 2016 and article 9 of Law No. 12,783/2013.

Fixed Transmission Revenues

Similarly to the energy generation, a large part of the electric transmission concessions were renewed under Law 12,783 and began to be remunerated through Operation and Maintenance tariff.

Transmission Lines, whose concessions were not renewed yet in accordance with Law 12,783, have a fixed annual remuneration, called Annual Allowed Revenue - RAP. This remuneration is allocated through an auction promoted by the Regulator Agency, in which the winner will be the one who offers the lowest RAP.

Due to the characteristics of the Brazilian generation park, predominantly hydro and the territorial dimension of Brazil, the transmission cost is shared by all users. The transmission use of system charges are collected through the Transmission use of System Tariff (TUST).

Critical Accounting Policies

In preparing our consolidated financial statements included in this annual report, we made estimates and assumptions that we consider reasonable based on our historical experience and other factors. The presentation of our financial condition and results of operations requires that our management make estimates about inherently uncertain matters, such as the book value of our assets, our liabilities and, consequently, our results of operations. Our financial presentation would be materially affected if we were to use different estimates or if we were to change our estimates in response to future events. To provide an understanding of how our management forms its judgments about future events, including the factors and assumptions underlying those estimates, we have identified the following critical accounting policies. We have set out below a summary of our critical accounting policies. For further information please refer to Note 3 to our Consolidated Financial Statements.

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

Provision for impairment of long-lived assets

We adopt variables and assumptions in determining the recovery of long-lived assets in order to determine the recoverable value of assets and recognition of impairment when necessary. Our management established judgments based on historical experience related to the asset, the group of assets or of the cash-generating unit that are applied. These judgments may not materialize in the future. Also, the useful life adopted by us is in accordance with the practices determined by ANEEL as applicable on assets linked to the concession of power, which may vary due to the periodic review of the economic useful life of assets, in force. Additionally, the useful life is limited to the concession term only for the operations based on IFRIC 12.

Also the variables and assumptions used by us and our subsidiaries in determining discounted cash flows for recognition of impairment of long-lived assets may vary due to inherently uncertain events. These events include: maintenance of levels of energy consumption; growth rate of economic activity in the country; availability of water resources; and determination of the value of reversion at the end of the concession period. Law 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the identification basis for public service concessions. We have determined that the identification basis will be based on the VNR, for generation and transmission assets, and by the base value of Regulatory Asset Base (Base Remuneração Regulatória) for distribution assets based on its VNR value. These are the bases used to determine the indemnity at the end of concession period for generation, transmission and distribution of electricity. For further information, please see Note 3.XI and changes in provisions made during the year in Note 19 to the consolidated Financial Statements. Another significant variable is the discount rate used to discount cash flows.

Basis of determination of indemnification by the Federal Government on concessions

Law 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the identification basis for public service concessions. We adopt, for the concessions not yet renewed, the assumption that the assets are reversible at the end of the concession contracts, with the right to receive indemnity from Federal Government on investments not yet amortized at the lower net book value and the new estimated replacement value. Following this assumption, for the concessions already renewed we have maintained the receivables with the Federal Government relating to the Rede Básica do Sistema Existente – RBSE, the investments made after the basic design of power plants and transmission lines (modernization and improvements), and the thermal generation assets. Such values are subject to approval by ANEEL. For further information regarding the effects of Law No. 12,7383, please see Note 2.1 to the Financial Statements.

We have defined the new replacement value (NRV) as a way of measuring the amount to be indemnified by the Federal Government for the share of generation and transmission assets not fully depreciated by the end of the concession. For transmission assets this was defined by the Regulatory Asset Base – RAB.

Useful life of fixed assets

We adopt the criteria defined in ANEEL Resolution 674 of June 2, 2009, in determining the estimated useful life of fixed assets, limited to the concession term for the operations that are based on IFRIC 12, pursuant to the understanding that they fairly represent such lifespan.

Provision for asset decommission

We recognize provisions for decommissioning liabilities for the assets related to our thermonuclear power plants. In order to calculate the amount of the provision, assumptions and estimates are made regarding the discount rates, the expected decommissioning cost and removal of the entire power plant from the location and the expected period of the referred costs. The cost estimate is based on legal and environmental requirements for decommission and removal of the entire plant, as well as the prices of goods and services to be used at the end of the useful life.

Actuarial liabilities

Actuarial liabilities are determined by actuarial calculations prepared by independent actuaries based on the life expectancy of the participant, average retirement age and inflation. However, the actual experiences could be different from these actuarial assumptions.

Provision for labor, tax and civil matters

Provisions for labor, tax and civil matters are based, on the evaluation of management and internal and external legal counsel. The provision amounts recognized based on the estimated amounts to settle the obligations. Contingent obligations do not result in recognition of provisions and the estimated possible losses are disclosed in consolidated financial statements. This assessment is supported by the judgment of management, along with its legal counsel, considering case law, decisions in the courts, the history of any agreements and decisions, the experience of management and legal counsel, as well as other relevant aspects.

Allowance for doubtful accounts

We recognize an allowance for doubtful accounts for accounts receivable that management believes is unlikely to be collected in full.

Valuation of financial instruments

We use valuation techniques that include information that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 43 of our consolidated financial statements presents information on key assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. We believe that the selected valuation techniques and assumptions used are appropriate for determining the fair value of financial instruments.

Onerous contracts

We use the assumptions related to economic costs and benefits of each contract to determine the existence or not of an onerous contract. In the case of long term commitments as sale and purchase of energy, the estimate in determining the amount of provision for the future sale of the contract is the historical average PLD approved by our management as a basis for the calculation of the provision for onerous contracts exclusively for accounting, as well as the discount rate applied to the cash flows. The actual values of the PLD over the years may be higher or lower to the assumptions we used. In addition, we may have onerous contracts on concessions where the current expected cost for operation and maintenance is not fully covered by the revenues.

As an example, Eletrobras was party to a number of contracts for the sale of electricity in connection with concessions that were scheduled to expire in the years 2015 through 2017. With the implementation of Law No. 12,783, many of these contracts have become “onerous” to Eletrobras, as they were based on old tariff levels. At the prior tariff levels, these contracts were expected to be profitable, but based on the new reduced tariff levels, the contracts will result in further losses for Eletrobras.

In 2014, we recognized reversals of provisions for onerous contract losses. Please refer to note 33 of our consolidated financial statements for a further discussion regarding the reversal of these provisions.

Description of Principal Line Items

Operating Revenues

Electrical Energy Sales

We derive our revenues from the generation, transmission and distribution of electricity, as set out below:

•	revenues in our generation segment derive from the commercialization and sale to distribution companies and free consumers of electricity that we have generated. Revenues from our electricity generation segment are recognized based on the output delivered at rates specified under contract terms or prevailing regulatory rates. For generation concessions renewed pursuant to Law 12,783/2013, there was a change of regime in the revenue framework, whereas the exploration method and the operating and maintenance methods are required by the law to be separately disclosed beginning in 2013;

•	revenues from our transmission segment derive from the construction, operation and maintenance of transmission networks for other electricity concessionaires and certain revenues arising from applying inflation and other indexes to the value of our investments. Revenues received from other concessionaires using our basic transmission network are recognized in the month that the services are provided to the other concessionaires. These revenues are fixed each year by the Brazilian Government. These revenues also include as financial revenue the value calculated over receivables registered as financial assets (formerly recorded as “Property, Plant and Equipment”), based on fees calculated from the receipt of annual permitted revenues (Receita Anual Permitida), or RAP (which is based on gross RAP minus the amount allocated for operations and maintenance revenue) until the concession agreements for energy transmission services terminate. For transmission concessions renewed pursuant to Law 12,783/2013, there was a change of regime in the revenue framework, whereas the exploration method and the operating and maintenance methods are required by the law to be separately disclosed beginning in 2013; and

•	revenues in our distribution segment derive from the sale to end consumers of electricity that we purchase from generation companies and also some electricity that we generate in thermal plants in certain isolated areas in the north region of Brazil for distribution, as well as certain revenues from the construction, operation and maintenance of distribution networks. Electricity distribution sales to final customers are recognized when power is provided. Invoices for these sales are rendered on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, if any, are recognized in the following month.

•	On November 25, 2014, ANEEL decided to add the concession and permit agreements of the Brazilian electricity distribution companies, incorporating the balances of the receivables from Parcel A and other financial items in calculation of indemnity, when the concession expires. The aforementioned event requires that the balance be recognized for any differences from Parcel A and other financial components not yet recovered or liquidated. The total revenue from Parcel A and other financial items on December, 31, 2014 is R$ 38 million See Note 37 of the Consolidated Financial Statements for further information.

Other Operating Revenues

Other operating revenues derive from telecommunication companies using certain parts of our infrastructure to install telecommunication lines and other revenues which are not related to the electricity services.

Taxes on Revenues

Taxes on revenues consist of Imposto sobre a Circulação de Mercadorias e Serviços – ICMS (or VAT), a sales tax charged on gross revenues. We are subject to different VAT rates in the different states in which we operate, with the VAT rates ranging from 7.0% to 27.0%. Pursuant to applicable regulations, we are not liable for any taxes on revenues in our transmission segment.

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

Operating Costs and Expenses

Personnel, Supplies and Services

Our operating costs and expenses related to personnel, supplies and services primarily consist of daily administrative expenses for employees, equipment and infrastructure, as well as expenses related to outsourcing security, maintenance and external consultants and advisors. Due to the diverse nature of these expenses, we apply certain subjective criteria to allocate such expenses to our operational activities. These expenses do not include raw material costs used to generate power.

Electricity Purchased for Resale

Our distribution and generation segments both purchase electricity for resale. Electricity purchased in the distribution segment is purchased from generators. Electricity purchased in the generation segment represents energy from Itaipu that is sold to distribution companies defined under the Itaipu treaty as well as to other generators or traders with a view to complying with the powe load demand.

Fuel for Electricity Production

The cost of fuel is a significant component of our operating expenses. Most of these costs, under the Isolated System, are subsequently reimbursed from the CCC Account, pursuant to Law No. 12,111.

Use of the Grid

These costs represent charges for transmission of energy over the power lines of third parties.

Interest Payments and Penalties

These costs represent interest payments in respect of our financing with third parties as well as potential penalties for late payments.

Depreciation and Amortization

This represents depreciation and amortization for our property, plant, equipment and intangible assets. We record property, plant and equipment as construction or acquisition costs, as applicable, less accumulated depreciation calculated based on the straight-line method, at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs that extend the useful lives of the related assets are capitalized, while other routine costs are charged to our result of operations. Interest relating to debt obtained from third parties incurred during the construction period is capitalized. Amortization of intangible and financial assets, included in the scope of IFRIC 12, is based on the concession period.

Operating Provisions

This reflects provisions we make in respect of: (i) legal proceedings to which we are party; (ii) allowances for doubtful accounts and impairments; (iii) onerous contracts and (iv) other provisions.

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

Results of Equity Investments

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

Foreign Exchange and Monetary Gain (Loss)

Foreign exchange gain (losses) mainly relate to our financial loan to Itaipu, as the underlying currency of this loan is the U.S. dollar, and this represents our largest exposure to foreign currency risk. A devaluation or depreciation of the real against the U.S. dollar increases our revenues, as it increases the value of our assets from Itaipu, although the effect of this contribution is netted out, as discussed above. An appreciation of the real decreases our revenues because it decreases the value of our assets from Itaipu, although the effect of this contribution is similarly netted out as a depreciation of the cost of construction of Itaipu.

A. Operating Results

Changes to the Presentation of our Operating Results

We revised our consolidated financial statements as of and for the years ended December 31, 2013 and 2012. Subsequent to the issuance of our 2013 consolidated financial statements, which were originally approved for issuance by the Board of Directors on March 27, 2014, our management determined that the measurement of our finance leasing had to be corrected for an error. As a result, the financial statements have been revised from the amounts previously reported to reflect the assets and liabilities at the adjusted present value of the minimum lease payments. The effects of this review had no material impact on our net loss for the periods. See note 3.29 to our consolidated financial statements for a description of the adjustment and its impact on our consolidated financial statements. Our financial information as of and for the years ended December 31, 2014, 2013 and 2012 reflects the effects of the adjustment and these consolidated financial statements are fully comparable. Management decided not to restate our consolidated financial statements as of and for the year ended December 31, 2011 and 2010 because a restatement would not improve comparability due the adoption of IFRS 11. In 2013, we applied IFRS 11 beginning on January 1, 2012, based on the issued amendments to IFRS 10, IFRS 11 and IFRS 12 revising the transition guidance to provide relief from full retrospective application. As a result of these amendments, we retroactively adjusted our consolidated financial statements for the annual period immediately preceding the date of initial application (January 1, 2013). As we were not required to, and did not, fully revise our consolidated financial statements as of and for the year ended December 31, 2011, and 2010, these consolidated financial statements are not directly comparable to our consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012.

Presentation of Segmentation Information

Segment reporting is intended to provide a better view of how the Company manages and evaluates its businesses. The accounting policies for each segment are the same as those described in the summary of significant accounting policies. The Company continues to segment its core operations in the Brazilian generation, transmission, and distribution markets. Inter-segment balances have not been eliminated.

The segment information presented herein related to the year ended December 31, 2014 contemplates the adjusting subsequent events identified by the Company related to contingencies and investigation findings. Please see the explanatory notes 4 (item X.I), 30 and 41, respectively, for further information.

Please see Note 44 in the Consolidated Financial Statements for information of revenue from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues:

With eliminations:

	Year Ended December 31,			Year Ended December 31,
	2014	2013	2012	2014	2013	2012
					Revised	Revised
Revenues
Eletricity sales:
Distribution	27.2%	22.9%	22,7%	8,188,785	5,462,274	6.360.798
Generation	69.3%	72.2%	68,0%	20,890,550	17,198,906	19.043.013
Transmission	16.9%	19.0%	26,0%	5,100,632	4,517,018	7.281.830
Other operating revenues	4,4%	4.2%	3.4%	1,332,197	1,008,200	962,426
Taxes on revenues	-14,5%	-14.6%	-13.9%	(4,369,343)	(3,470,337)	(3,885,653)
Regulatory charges on revenues	-3,3%	-3.7%	-6.2%	(1,005,014)	(880,418)	(1,748,117)

Net operating revenues	100,0%	100.0%	100.0%	30,137,807	23,835,643	28,014,296
Expenses
Operating expenses	112.8%	-122.6%	-98.7%	(33,981,264)	(29.215.078)	(27.652.908)
Financial expenses, net	2.3%	1.6%	6.6%	694,625	376,684	1,839,212
Gains on results of affiliated companies	-4.3%	0.7%	2.2%	(1,308,304)	177,768	612,202
Impacts of Law 12,783/2013	0.0%			—	—	(10,085,381)
Income before income tax and social contribution	-14.8%	-20.2%	-26.0%	(4,457,135)	(4,824,983)	(7,272,579)
Income tax	-5.6%	-5.7%	1.8%	(1,700,518)	(1,366,678)	490,642
Minority interests	0.0%	0.0%	0.0%	—	—	—

Net income	-25.8%	-26.0%	-24.2%	(6,157,653)	(6,191,661)	(6,781,937)

The following table shows our revenues and operating expenses as a percentage of net operating revenues without eliminations:

	Year Ended December 31,			Year Ended December 31,
	2014	2013	2012	2014	2013	2012
					Revised	Revised
Revenues
Eletricity sales:
Distribution	26.0%	21.5%	20.7%	8,188,785	5,462,274	6.360.798
Generation	70.7%	73.9%	70.7%	22,289,159	18,813,835	21.698.243
Transmission	16.2%	17.7%	23.7%	5,100,632	4,517,018	7.281.830
Other operating revenues	4.3%	4.0%	3.1%	1,340,865	1,019,879	964,081
Taxes on revenues	-13.9%	-13.6%	-12.7%	(4,369,343)	(3,470,337)	(3,885,653)
Regulatory charges on revenues	-3.2%	-3.5%	-5.7%	(1,005,014)	(880,418)	(1,748,117)

Net operating revenues	100.0%	100.0%	100.0%	31,545,084	25,462,251	30,671,181
Expenses
Operating expenses	-114.5%	-132.1%	-102.5%	(36,124,530)	(33,631,080)	(31,428,516)
Financial expenses, net	2.2%	1.3%	6.3%	706,909	324,350	1,945,967
Gains on results of affiliated companies	-5.0%	-2.0%	-24.6%	(1,575,940)	(519,762)	(7,533,116)
Impacts of Law 12,783/2013	—	—	-32.9%	—	—	(10,085,381)
Income before income tax and social contribution	-17.3%	-32.8%	-53.6%	(5,448,479)	(8,364,241)	(16,429,865)
Income tax	-5.4%	-5.4%	1.6%	(1,700,518)	(1,366,678)	490,642
Minority interests	0.0%	0.0%	0.0%	—	—	—

Net income	27.7%	-38.2%	-52.0%	(7,148,997)	(9,730,919)	(15,939,223)

Year ended December 31, 2014 compared to year ended December 31, 2013

Consolidated Results

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2014 increased by R$ 6,302 million, or 26.4%, to R$ 30,138 million in 2014 from R$ 23,836 million in 2013. This increase was largely due to:

•	an increase of R$ 3,133 million, or 18.8%, in our generation operating revenues to R$ 19,821 million in 2014 from R$ 16,688 million in 2013, due to an increase in the average price on the spot market. This increase was partially off-set by a 6.4% decrease in the volume of energy sales from 260.2 TWh in 2013 to 243.5 TWh in 2014 due to the fact that we produced less energy in 2014, as a result of the adverse hydrological conditions, which reduced production of our hydroelectric power plants.

•	an increase of R$ 2,165 million, or 48.1%, in our distribution operating revenues to R$ 6,664 million in 2014 from R$ 4,499 million in 2013, due to (i) an overall increase in the tariffs which ranged from -1.34% to 39.2%, as a result of ANEEL’s periodic tariff review, which last occurred in November of 2013; (ii) an increase of 24.8% in the volume of energy sold from 16.1 TWh in 2013 to 20.1 TWh in 2014; and (iii) the fact that we acquired CELG-D on September 26, 2014 and commenced consolidating its results into our income statement from October 1, 2014.

•	an increase of R$ 774 million, or 18.4%, in our transmission operating revenues to R$ 4,978 million in 2014 from R$ 4,203 million in 2013, due to (i) an increase in the volume of energy transmitted as further transmission lines become operational during 2014 (including Transmission Line Jardim – Penedo C1 with 110 Km; Transmission Line Extremoz II – C. Mirin II C1 and Transmission Line Bom Jesus da Lapa – Igaporã II with 115 Km, by Chesf), and (ii) an increase in the tariffs to line with inflation as measured by the IPCA, which increased to 6.5% for 12 month period ended December 31, 2014 from 5.9% for 12 month period ended December 31, 2013

Operating Costs and Expenses.

Operating costs and expenses for 2014 increased by 16.31% to R$ 33,981 million in 2014 compared to R$ 29,215 million in 2013.

The increase was largely due to:

•	electric energy purchased for resale increased by R$ 4,910 million, or 89%, to R$ 10,424 million in 2014 from R$ 5,515 million in 2013, due to an increase in the production of thermal energy as we needed to supplement hydroelectric generation with thermal generation as a result of adverse hydrological conditions in 2014;

depreciation and amortization increased by R$ 265 million, or 17.6%, to R$ 1,777 million in 2014 from R$ 1,512 million in 2013, due to (i) the incorporation of the further SPEs by Eletronorte and (ii) the fact that new assets, such as the “230 kV Transmission Line of 987 km: Porto Velho-Jauru” operated by Linha Verde Transmissora de Energia S.A. and the “500/±600 kV Conversion and Inversion Station 01” operated by Estação Transmissora de Energia S.A. transmission lines, became operational.

•	operating provisions increased by R$ 1,405 million, or 43.12%, to R$ 4,663 million in 2014 from R$ 3,258 million in 2013, due to operating provisions increased by R$ 5,388 million, or 165.35%, to R$ 8,646 million in 2014 from R$ 3,258 million in 2013, due to the recognition in 2014 of subsequent events of Compulsory Loan and Amazonas Energia investment lost as described in Note 47 and Note 30 of the consolidated financial statements and reversal impairment in 2014 by R$ 132 million due the investigation findings write off, as per explanatory Note 4.XI to the 2014 financial statement.

The increase was partially off-set by:

•	other expenses decreased by R$ 414 million, or 19.8%, to R$ 1,675 million in 2014, from R$ 2,090 million in 2013 largely due to a reduction in the amount of uncollectable losses.

•	construction costs decreased by R$ 648 million, or 18.3%, to R$ 2,900 million in 2014, from R$ 3,548 million in 2013 due to the fact that we conducted most of our projects through not consolidated SPEs rather than constructing the relevant projects ourselves;

•	payroll and related charges decreased by R$ 760 million, or 8.2%, to R$ 8,485 million in 2014, from R$ 9,245 million in 2013 due to a reduction in the overall payroll following the latest redundancy incentive plan. This decrease was partially off-set by (i) an increase in salaries following the 2014 collective bargaining agreement; and (ii) the addition of further employees as a result of our acquisition of CELG-D in September 2014; and

•	investigation findings in 2014 in the amount of R$ 195.1 million, as per explanatory Note 4.XI to the 2014 financial statements.

Financial Income (Expenses), Net

Financial income (expenses), net resulted in income of R$ 695 million in 2014 compared to income of R$ 377 million in 2013.

This increase was mainly due to

•	revenue from financial investments increased by R$ 465 million, or 83.6% to R$ 1,021 million in 2014, from R$ 556 million in 2013 due the increase in the SELIC rate from 10.0% as of December 31, 2013 to 11.75% as of December 31, 2014, which increased our revenues from the fixed income securities issued by the Brazilian Federal Treasury we hold; and

•	remuneration for the first tranche of indemnification - Law 12,783 increased by R$ 578 million, to R$ 1,019 million in 2014, from R$ 441 million in 2013 due to the remuneration by IPCA inflation plus 5.59% to which these indemnification payments are indexed.

This increase was partially off-set by decreases in:

•	revenue from interest, commissions and fees decreased by R$ 75 million, or 6.5%, to R$ 1,071 million in 2014 from R$ 1,146 million in 2013, due to the fact that we converted the debt owed to us by certain of our subsidiaries (particularly in the distribution segment) into shares of those subsidiaries.

Equity in profits and losses of associates

Equity in profit and losses of associates decreased by R$ 1,486 million to a loss of R$ 1,308 million in 2014, from income of R$ 178 million in 2013, largely due to (i) operational losses of R$ 461 million incurred by Energia Sustentável do Brasil, which operates HPU Jirau, during 2014; (ii) operational losses of R$ 861 million incurred by Madeira Energia S.A.; and (iii) operating provisions of R$ 91.5 million in 2014 in connection with investigation findings of projects in which Eletrobras holds a minority ownership interest, as per explanatory note No. 4.XI to the 2014 financial statements.

Income Taxes

Income taxes and social contribution expense increased by R$ 334 million, or 24.4%, to R$ 1,701 million in 2014, from R$ 1,367 million in 2013 due to (i) the derecognition of deferred tax credits that we do not expect to be able to utilize due to the reduction in our profits in an increase by R$ 1,104 million, to R$ 2,795 million in 2014, from R$ 1,691 million in 2013; and (ii) net of the recognition of a tax credit in the amount of R$ 1,150 million by Eletronorte in 2014.

Net Loss

As a result of the factors discussed above, our net loss for 2014 decrease by R$ 34.0 million, or 0.55%, to R$ 6,158 million in 2014 from R$ 6,192 million in 2013.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment increased by R$ 3,133 million, or 18.8%, to R$ 19,821 million in 2014 from R$ 16,688 million in 2013, due to the factors set out below.

Electricity Sales

Electricity Sales increased by R$ 4,888 million, or 40.6%, R$ 16,925 million in 2014, from R$ 12,036 million in 2013 to largely due to increased sales of electricity on the spot market, which increased to R$ 3,817 million in 2014 from R$ 2,395 million in 2013.

Taxes on Revenues

Taxes on Revenues increased by R$ 79 million, or 4.6%, to R$ 1,800 million in 2014, from R$ 1,721 million in 2013 due to our increased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory Charges on Revenues increased by R$ 89 million, or 13.4%, to R$ 754 million in 2014, from R$ 665 million in 2013 due to increased operational revenues. For a description of the calculation of regulatory charges on revenues please see “ – Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues.”

Construction Revenue

Construction Revenue decreased by R$ 497 million, or 67.4%, to R$ 240 million in 2014, from R$ 737 million in 2013 due to the fact that we conducted most of our projects through SPEs to be incorporated following completion of the construction rather than constructing the relevant projects ourselves.

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased by R$ 2,401 million, or 17.9%, to R$ 15,849 million in 2014 from R$ 13,448 million in 2013.

The primary drivers of the increase in operating costs and expenses were:

•	electricity purchased for reselling increased by R$ 3,022 million, or 66.3%, to R$ 7,577 million in 2014 from R$ 4,555 million in 2013, due to the adverse hydrological conditions, which reduced the production of our hydroelectric power plants and required us to acquire electricity on the spot market in order to meet our contractual obligations;

•	redundancy incentive plan increased by R$ 113 million, or 106.6%, to an expense of R$ 219 million in 2014, from R$ 106 million in 2013 due to the fact that Eletronuclear implemented its redundancy incentive plan in 2014 (as opposed to other subsidiaries which implemented their plans in 2013);

•	investigation findings in 2014 in the amount of R$ 195.1 million, as per explanatory note No. 4.XI to the 2014 financial statements; and operating provisions increased by R$ 102 million, or 6.9%, to income of R$ 1,571 million in 2014, from income of R$ 1,469 million in 2013 due to the investigation findings as per explanatory Note 4.XI to the 2014 financial statements.

The increase was partially off-set by decreases in:

•	construction – generation decreased by R$ 497 million, or 67.4%, to R$ 240 million in 2014, from R$ 737 million in 2013 due the fact that we conducted most of our projects through SPEs to be incorporated following completion of the construction rather than constructing the relevant projects ourselves;

•	other expenses decreased by R$ 185 million, or 21.8%, to R$ 661 million in 2014, from R$ 846 million in 2013 principally due to a reduction in labor related indemnities.

Income Tax and Social Contribution

Income Tax and Social Contribution expense increased by R$ 3,552 million, to R$ 3,999 million in 2014 from R$ 447 million in 2013 due to derecognition of certain deferred taxes assets in relation to Furnas and Chesf.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased by R$ 774 million, or 18.4%, to R$ 4,978 million in 2014, from R$ 4,203 million in 2013 due to the factors set out below.

Operation and Maintenance

Operation and Maintenance increased by R$ 432.4 million, or 20.0%, to R$ 2,600 million in 2014, from R$ 2,168 million in 2013 as ANEEL approved certain assets and investments, such as investments for improvements relating to contracts 061 and 062. Only following this approval were we able to recognize income from these assets and investments.

Regulatory Charges on Revenues

Regulatory Charges on Revenues increased by R$ 10 million, or 6.9%, to an expense of R$ 157 million in 2014, from an expense of R$ 147 million in 2013 due to the increase in our revenues in 2014. For a description of the calculation of regulatory charges on revenues please see “ – Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues.”

Other Operating Revenues

Other Operating Revenues increased by R$ 200 million, to R$ 342 million in 2014, from R$ 142 million in 2013 due to increased revenues from the rental of certain transmission infrastructure assets.

Taxes on Revenues

Taxes on Revenues remained stable at R$ 308 million in 2013 and 2014. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Taxes on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the transmission segment decreased by R$ 1,697 million, or 26.5%, to R$ 4,703 million in 2014 from R$ 6,400 million in 2013.

This decrease was largely due to:

•	payroll and related charges decreased by R$ 473 million, or 14.6%, to R$ 2,760 million in 2014 from R$ 3,233 million in 2013. due to the implementation of our redundancy incentive plan in 2013;

•	operating provisions decreased by R$ 1,058 million, or 102.1%, to income of R$ 22 million in 2014, from an expense of R$ 1,036 million in 2013 principally due to the reversal of onerous contracts, including a R$ 711 million reversal relating to contract number 062/2001 which relates to a large number of transmission lines;

•	redundancy incentive plan decreased by R$ 320 million, to R$ 0 million in 2014, from an expense of R$ 320 million in 2013 due to the fact that no provisions were made in 2014 for the redundancy incentive plan which we implemented in 2013.

This decrease was partially off-set by an increase in:

•	other expenses of R$ 169 million, to an expense of R$ 108 million in 2014, from income of R$ 60 million in 2013 due to an increase in various expenses, inter alia, rents and insurance premiums and a reduction in labour related indemnities.

Income Taxes

Income taxes and social contribution benefit increased by R$ 2,112 million, to R$ 2,518 million in 2014, from R$ 407 million in 2013 principally due to the fact that Eletronorte constituted tax credits in the amount of R$ 1,150 million, CHESF constituted tax credits in the amount of R$ 1,157 million and Furnas constituted tax credits in the amount of R$ 291 million.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased by R$ 2,165 million, or 48.1%, to R$ 6,664 million in 2014, from R$ 4,499 million in 2013 due to the factors set forth below.

Electricity Sales

Electricity sales increased by R$ 2,867 million, or 64.4%, to R$ 7,315 million in 2014, from R$ 4,449 million in 2013 due to: (i) an increase of R$ 1,634 million due to the fact that we acquired CELG-D in September 2014 and (ii) an increase in the average tariffs which ranged from -1.34% to 39.2%, as a result of ANEEL’s periodic tariff review, which last occurred in November of 2013.

Other Operating Revenues

Other Operating Revenue increased by R$ 285 million, or 52.6%, to R$ 827 million in 2014, from R$ 542 million in 2013 due to increased revenues from the rental of certain distribution infrastructure assets.

Taxes on Revenues

Taxes on Revenues increased by R$ 820 million, or 57.0%, to R$ 2,258 million in 2014 from R$ 1,438 million in 2013 in line with our increased revenue for the distribution segment in 2014. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory Charges on Revenues increased by R$ 26 million, or 39.2%, to R$ 93 million in 2014 from R$ 67 million in 2013 in line with our increased revenue for the distribution segment in 2014. For a description of the calculation of regulatory charges on revenues please see “ – Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the distribution segment decreased by R$ 165 million, or 2.5%, to R$ 6,457 million in 2014 from R$ 6,621 million in 2013.

This decrease was largely due to:

•	operating provisions decreased by R$ 650 million, to income of R$ 593 million in 2014, from an expense of R$ 57 million in 2013 due to the reversal of certain impairments, such as for Amazonas Energia;

•	construction – distribution decreased by R$ 140 million, or 13.8%, to R$ 873 million in 2014, from R$ 1,014 million in 2013 due to the fact that we have been investing less as a result of our decreased revenues over recent years; and

•	charges upon use of electric network decreased by R$ 132 million, to R$ 184 million in 2014, from R$ 52 million in 2013 due to an increase in the volume of electricity sold.

This decrease was partially off-set by an increase in:

•	electricity purchased for reselling increased by R$ 1,493 million, or 67.7%, to R$ 3,699 million in 2014,from R$ 2,206 million in 2013 due to adverse hydrological conditions, which reduced the production of our hydroelectric power plants;

•	depreciation and amortization increased by R$ 185 million, to R$ 309 million in 2014, from R$ 125 million in 2013 due to an increase in the value of certain distribution concession assets;

•	payroll and related charges increased by R$ 63 million, or 4.5%, to R$ 1,456 million in 2014, from R$ 1,393 million in 2013 due to the fact that we acquired CELG-D in September 2014.

Results of Administration Segment

Operating Costs and Expenses

Operating costs and expenses for the administration segment increase R$ 1,954 million, or 27.3%, to R$ 9,116 million in 2014 from R$ 7,161 million in 2013.

This increase was largely due to:

•	valuation gains for an adjustment to market value of R$ 110 million, to R$ 110 million in 2014 from zero in 2013 due to changes in the value of our investments made on the stock market; and

•	donations and contributions decreased by R$ 81 million, or 28.9%, to R$ 198 million in 2014 from R$ 279 million in 2013 due to our cost reduction strategy.

•	Operating provision increased by R$ 2,007 million, or 35.4% to R$ 7,681 million, from R$ 5,674 million in 2013 due to the recognition in 2014 of subsequent events described in Note 47 and Note 30 of the consolidated financial statements.

Financial Results

Financial results for the administration segment increased by R$ 338 million, or 15.9%, to R$ 2,463 million in 2014, from R$ 2,126 million in 2013 due to:

•	revenue from interest, commission and fees which increased by R$ 378 million, or 18.5%, from income of R$ 2,033 million in 2013 to income of R$ 2,410 million in 2014, due to the increase in SELIC rate to which certain debts are indexed; and

•	revenue from financial investments, which increased by R$ 143 million, or 48.31%, to income of R$ 439 million in 2014, from income of R$ 296 million in 2013 due the increase in the SELIC rate to which most of our investments are linked.

Investigation Findings

Operating provisions of R$ 91.5 million in 2014 in connection with investigation findings of projects in which Eletrobras holds a minority ownership interest, as per explanatory note No. 4.XI to the 2014 financial statements. This amount has been deducted from Eletrobras’ equity investments.

Income Taxes

Income taxes and social contribution expense for the administration segment decreased by R$ 1,084 million, or 81.7%, to R$ 242 million in 2014, from R$ 1,326 million in 2013 due a reduction in our taxable income for this segment. See “—Year ended December 31, 2013 compared to year ended December 31, 2012 – Consolidated Results – Income Taxes and Social Contribution.”

Year ended December 31, 2013 compared to year ended December 31, 2012

Consolidated Results

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2013 decreased by R$ 4,178 million, or 14.9%, to R$ 23,836 million from R$ 28,014 million in 2012. This decrease was due to:

•	a decrease of R$ 2,538 million, or 37.7%, in our transmission operating revenues from R$ 6,741 million in 2012 to R$ 4,203 million in 2013, due to a decrease in tariffs and annual permitted revenues (Receita Anual Permitida) pursuant to Law No. 12,783;

•	a decrease of R$ 2,497 million, or 13.0%, in revenues from our generation operating revenues from R$ 19,185 million in 2012 to R$ 16,688 million in 2013, due to (i) a 15.6% decrease in the volume of energy sales from R$ 21,415 million in 2012 to R$ 18,077 million in 2013; and (ii) a decrease in tariffs and annual permitted revenues (Receita Anual Permitida) pursuant to Law No. 12,783. This decrease was due to the change in the volume of energy sales from 261 TWh in 2012 to 259 TWh in 2013; and

•	a decrease of R$ 177 million, or 3.8%, in our distribution operating revenues from R$ 4,676 million in 2012 to R$ 4,499 million in 2013, due to (i) a 2.7% decrease in the supply of energy from R$ 4,859 million in 2012 to R$ 4,991 million in 2013; and (ii) a decrease in tariffs. Despite an increase in the volume of energy sold from 15.2 TWh in 2012 to 16.1 TWh in 2013, the significant reduction in tariff levels caused the decrease in operating revenue.

Operating Costs and Expenses

Operating costs and expenses for 2013 increased by R$ 1,562 million, or 5.6%, from R$ 27,653 million in 2012 to R$ 29,215 million in 2013.

The primary drivers of the increase in operating costs and expenses were:

•	a R$ 1,574 million, or 20.5%, increase in personnel costs from R$ 7,671 million in 2012 to R$ 9,245 million in 2013, mainly due to (i) the awarding of increased annual bonuses to the employees; and (ii) R$ 1,400 million payments to certain employees as an inducement for early retirement;

•	a R$ 799 million, or 115.1%, increase in fuel costs for the production of electric energy from R$ 1,492 million in 2013 compared to R$ 694 million in 2012. This increase was due to an increase in the production of thermal energy due to our need to supplement hydroelectric generation with thermal generation because of adverse hydrological conditions in 2013. As a result of these adverse hydrological conditions, we unexpectedly needed to operate the Camaçari Plant during 2013, which required us to purchase a significant amount of gas as fuel for the plant;

•	a R$ 652 million, or 13.4% increase in electric energy purchased for resale from R$ 4,863 million in 2012 to R$ 5,515 million in 2013. This increase is principally due to an increase in the cost of electricity in the spot market; and

•	a R$ 280 million, or 15.4% increase in other expenses from R$ 1,814 million in 2012 to R$ 2,090 million in 2013. This increase was mainly due to a guarantee we paid to a third party in connection with an obligation of Eletrobras Amazonas Energia.

This increase in these costs and expenses was partially offset by:

•	a R$ 1,713 million, or 34.5%, decrease in operating provisions to R$ 3,258 million in 2013 from R$ 4,971 million in 2012, principally due to a reduction in costs relating to onerous contracts mainly due to a decrease in the interest rates of those contracts, approval of new tariffs in Furnas and the increase in the price of the spot market related to energy contracts. This decrease in costs was partially offset by an increase in provisions for pending lawsuits related to the repayment of compulsory loans made by certain end-users of electricity as a result of a change in the likelihood of loss under such claims from possible to probable; and

•	a R$ 262 million, or 39.2%, decrease in remuneration and reimbursement to R$ 406 million in 2013 from R$ 668 million in 2012, principally due to the decrease in royalties payments, as a result of adverse hydrological conditions which led to a decreased use of our hydroelectric plants.

Financial Income (Expenses), Net

Financial income, net was R$ 377 million in 2013 compared to R$ 1,839 million in 2012. This decrease was mainly due to:

•	a R$ 1,010 million, or 64.5%, decrease in revenue from financial investments to R$ 556 million in 2013 from R$ 1,566 million in 2012, as the decrease in our revenues led us to reduce the number of loans we granted to public utility companies, decreasing the interest income and commissions paid to us; and

•	a R$ 312 million, or 62.2%, decrease in charges on shareholders’ fund to R$ 190 million in 2013 from R$ 502 million in 2012, principally due to the payment of the annual dividend that had been previously retained.

This decrease in financial income, net was partially offset by:

•	a R$ 229 million, or 108.5%, increase in remuneration pursuant to Law No. 12,783 to R$ 441 million in 2013 from R$ 211 million in 2012, which increased in line with the rate of inflation; and

•	a R$ 78 million, or 17.0%, increase in exchange rate variation gains to R$ 539 million in 2013 from R$ 461 million in 2012, principally due to an increase in revenues denominated in U.S. dollars as a result of the depreciation of the real against the U.S. dollar during 2013 compared to 2012.

Equity in profits and losses of associates

Equity in the profits and losses of associates decreased by R$ 434 million, or 71%, from R$ 612 million in 2012 to R$ 178 million in 2013 reflecting adjustments we made to the results of certain affiliated companies as a result of Law No. 12,783.

Income Taxes and Social Contribution

Income taxes and social contribution expense increased by R$ 1,858 million from a benefit of R$ 491 million in 2012 to an expense of R$ 1,367 million in 2013. The increase was primarily due to the recognition of deferred tax credits that we do not expect to be able to utilize due to the reduction in our revenues.

Net Loss

As a result of the factors discussed above, our net loss for 2013 decreased by R$ 590 million, or 8.7%, to R$ 6,192 million in 2013 from R$ 6,782 million in 2012.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment decreased by R$ 2,497 million, or 13.0%, to R$ 16,688 million in 2013 from R$ 19,185 million in 2012 due to the factors set forth below.

Electricity Sales

Electricity sales decreased by R$ 5,386 million, or 30.9%, to R$ 12,036 million in 2013 from R$ 17,422 million in 2012. This decrease was due to a decrease in tariffs pursuant to Law No. 12,783. The volume of energy sold decreased from 261 TWh in 2012 to 259 TWh in 2013.

Operation and Maintenance

Revenues derived from operation and maintenance of renewed assets pursuant to Law 12,783/2013 totaled R$ 2,198 million in 2013.

Other Operating Revenues

Other operating revenues decreased by R$ 252 million, or 49.2%, to R$ 260 million in 2013 from R$ 512 million in 2012. The decrease is principally due to a decrease in income received from CCC and CDE charged to the final consumers. Pursuant to Law No. 12,783, CCC fees were extinguished and CDE fees were reduced by 50%. This applied to the results of Eletronorte which operates in the generation segment, but also sells a certain amount of energy directly to final consumers.

Taxes on Revenues

Taxes on revenues decreased by R$ 354 million, or 17.1%, to R$ 1,721 million in 2013 from R$ 2,075 million in 2012 as a result of decreased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory charges on revenues decreased by R$ 285 million, or 30%, to R$ 665 million in 2013 from R$ 950 million in 2012 due to decreased revenues and to the extinction of RGR and of CCC in most of the companies subsidiaries.

Operating Costs and Expenses

Operating costs and expenses for the generation segment decreased by R$ 4,420 million, or 24.7%, to R$ 13,448 million in 2013 from R$ 17,868 million in 2012. The primary components of this decrease were:

•	a R$ 5,169 million increase in operating provisions to income of R$ 1,469 million in 2013 from an expense of R$ 3,700 million in 2012. This increase was due to the reversal of an onerous contract provision made in connection with our Jirau plant.

•	a R$ 281 million, or 5.8%, decrease in energy acquired for resale to R$ 4,555 million in 2013 from R$ 4,836 million in 2012. This decrease was mainly due to increased efficiency in our operations; and

•	a R$ 271 million, or 40.6%, decrease in remuneration and reimbursements to R$ 397 million in 2013 from R$ 668 million in 2012. This decrease was mainly due to a decrease in the volume of power generated and a decrease in the amount paid to the states and municipalities where our plants’ reservoirs are located, due to the increased use of our thermal plants as a result of adverse hydrological conditions;

This decrease was partially offset by:

•	a R$ 683 million, or 23.5%, increase in payroll and related charges to R$ 3,593 million in 2013 from R$ 2,911 million in 2012. This increase is due to an increase in average salaries in line with the inflation rate, payments to certain employees as an inducement for early retirement and the awarding of increased annual bonuses to the employees; and

•	a R$ 784 million, or 113.0%, increase in expenses for fuel for energy generation to R$ 1,477 million in 2013 from R$ 694 million in 2012. This increase was mainly due to an increase in the production of thermal energy due to our need to supplement hydroelectric generation with thermal generation because of adverse hydrological conditions in 2013. As a result of these adverse hydrological conditions, we unexpectedly needed to operate the Camaçari Plant during 2013, which required us to purchase a significant amount of gas as fuel for the plant.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment decreased by R$ 2,538 million, or 37.6%, to R$ 4,203 million in 2013 from R$ 6,741 million in 2012 primarily due to a decrease in tariffs and annual permitted revenues (Receita Anual Permitida) pursuant to Law No. 12,783 as well as the other factors set forth below.

Operation and Maintenance

Operation and maintenance of revenue decreased by R$ 377 million, or 14.8%, to R$ 2,167 million in 2013 from R$ 2,545 million in 2012 primarily as a result of the effects of Law No. 12,783.

Regulatory Charges on Revenues

Regulatory charges on revenues decreased by R$ 300 million, or 67.0%, to R$ 147 million in 2013 from R$ 446 million in 2012 primarily as a result of decreased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues”.

Updates from the internal rate of return

Updates from the internal rate of return decreased R$ 2,300 million, or 80.6%, to R$ 552 million in 2013 from R$ 2,852 million in 2012 due to a decrease in the internal rates set by the regulator used to calculate annual compensation received pursuant to the implementation of Law No. 12,783.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased by R$ 844 million, or 15.2%, to R$ 6,400 million in 2013 from R$ 5,557 million in 2012. The primary components of this increase were:

•	a R$ 337 million, or 11.6%, increase in payroll and related charges to R$ 3,233 million in 2013 from R$ 2,896 million in 2012. This increase was mainly due to an increase in average salaries in line with the inflation rate and payments to certain employees as an inducement for early retirement; and

•	a R$ 235 million, or 29.3% increase in operating provisions to R$ 1,036 million in 2013 from R$ 801 million in 2012. This increase was mainly due to an increase in impairment losses made in connection with the transmission segment pursuant to Law No. 12,783.

This increase was partially offset by:

•	a R$ 31 million, or 64.1%, decrease in donations and contributions to R$ 17 million in 2013 from R$ 49 million in 2012. This decrease was mainly due to a decrease in revenues; and

•	a R$ 30 million, or 46.9%, decrease in depreciation and amortization to R$ 34 million in 2013 from R$ 64 million in 2012. This decrease was mainly due to the renewal of concessions under Law No. 12,783. Pursuant to this law, we became the operator of the new concessions, but no longer record the assets. Accordingly, this decreased the amount of depreciation charges.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment decreased by R$ 177 million, or 3.7%, to R$ 4,499 million in 2013 from R$ 4,675 million in 2012 due to the factors set forth below. This decrease was primarily due to a decrease in the RTE (Revisão Tarifaria Extraordinária) tariff pursuant to Law No. 12,783.

Electricity Sales

Electricity sales decreased by R$ 165 million, or 3.6%, to R$ 4,449 million in 2013 from R$ 4,614 million in 2012. This decrease was due to a reduction of tariff payments made to Eletrobras’s distribution companies.

Other Operating Revenues

Other operating revenues increased by R$ 318 million to R$ 542 million in 2013 from R$ 224 million in 2012 principally due to the fact that our distribution companies received an incentive from the Brazilian Government, Account for Energy Development – CDE (Conta de Desenvolvimento Energético), in order to compensate the company for the tariff reduction passed to the final consumers.

Taxes on Revenues

Taxes on revenues decreased by R$ 121 million, or 7.7%, to R$ 1,438 million in 2013 from R$ 1,559 million in 2012 primarily as a result of decreased revenues. For a description of the calculation of taxes on revenues please see “ – Description of Principal Line Items – Operating Revenues – Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory charges on revenues decreased by R$ 283 million, or 80.9%, to R$ 67 million in 2013 from R$ 350 million in 2012 primarily as a result of decreased revenues due to the effects of Law No. 12,783. For a description of the calculation of regulatory charges on revenues please see “ – Description of Principal Line Items – Operating Revenues – Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the distribution segment decreased by R$ 1,189 million, or 21.9%, to R$ 6,621 million in 2013 from R$ 5,432 million in 2012. The primary components of this decrease were:

•	a R$ 535 million, or 90.3%, decrease in operating provisions to R$ 57 million in 2013 from R$ 592 million in 2012. This decrease was mainly due to the reversal of certain provisions including (i) R$ 131 million by Ceron in relation to the Termonorte II contract; (ii) R$ 118 million by Boa Vista Energia in relation to bad debt expense of consumers and (iii) bad debt expense of R$ 78 million made by Ceron for certain consumers.

•	a R$ 1,322 million increase in other operating expenses to R$ 1,675 million in 2013 from R$ 352 million in 2012. This increase was mainly due to (i) a penalty imposed by ANEEL of R$ 100 million for non-compliance with efficiency metrics (DEC and FEC) established by ANEEL; (ii) R$ 50 million relating to leasing of Eletrobras Distribuidora Amazonas and (iii) an expense of R$ 300 million related to uncollectable losses;

•	a R$ 423 million, or 23.8%, increase in the cost of electric energy purchased for resale to R$ 2,206 million in 2013 from R$ 1,782 million in 2012. This increase was due to an increase in the cost of electricity on the spot market; and

•	a R$ 112 million, or 8.8%, increase in payroll and related charges to R$ 1,393 million in 2013 from R$ 1,280 million in 2012. This increase was mainly due to an increase in average salaries in line with the inflation rate and payments to certain employees as an inducement for early retirement.

Results of Administration Segment

Operating Costs and Expenses

Operating costs and expenses for the administration segment increased by R$ 4,590 million to R$ 7,161 million in 2013 from R$ 2,572 million in 2012. The primary component of this increase was:

•	a R$ 4,728 million increase in operating provisions to R$ 5,674 million in 2013 from R$ 946 million in 2012. This increase was mainly due to the (i) compulsory loan provision in the amount of R$ 1,282 million; and (ii) to a provision for capital deficient of subsidiaries in the amount of R$ 2,742 million;

Equity Investments

Equity investments for the administration segment decreased by R$ 7,013 million, or 93%, to R$ 520 million in 2013 from R$ 7,533 million in 2012 mainly due to the concessions renewed under Law 12,783/2013.

Financial Results

Financial results for the administration segment decreased by R$ 1,045 million, or 33%, to R$ 2,126 million in 2013 from R$ 3,170 million in 2012 substantially due to cash reduction which lead to a decrease of R$ 928 million in the income from financial investments.

Income Taxes and Social Contribution

Income taxes and social contribution expense for the administration segment increased R$ 682 million to R$ 1,326 million in 2013 from R$ 644 million in 2012 mainly due to the derecognition of deferred tax credits. See “Year ended December 31, 2012 compared to year ended December 31, 2011 – Consolidated Results – Income Taxes and Social Contribution.”

B. Liquidity and Capital Resources

Our main sources of liquidity derive from the cash generated by our operations and from loans received from various sources, including the RGR Fund (established to compensate electricity concessionaires for uncompensated expenses when the concessions ended), loans from third parties, including certain international agencies, and realizations of various investments we have made with Banco do Brasil S.A. and Caixa Econômica Federal, with whom we are required by law to deposit any surplus cash assets. In addition, on October 20, 2011 we issued U.S.$1.75 billion 5.75% bond notes due in 2021.

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

From time to time we consider potential new investment opportunities and we may finance such investments with cash generated by our operations, loans, issuances of debt and equity securities, capital increases or other sources of funding that may be available at the relevant time. At present we have the ability to fund up to R$ 4.1 billion of capital expenditure out of existing resources without the need to access the capital markets. Those funds represent a portion of the revenues we have generated from our sales of electricity and the interest we have received from our lending activities.

Sources of financing for working capital and for investments in long-term assets

Our main sources of financing for working capital and investments in fixed assets in the last three years are: indemnities from concessions renewed under the terms in Law no. 12,783/2013 approved by the granting authority; (ii) receivables related to the financing granted to Itaipu, (iii) its own operational cash flows; (iv) loans from domestic and international lenders such as Caixa Econômica Federal (“CEF”) Banco do Brasil S.A. (“BB”) and the National Bank for Social and Economic Development (“BNDES”); and (v) loans from international credit agencies. In addition, its sources of financing include investments that Eletrobras is required to make with BB, considering that Eletrobras is required to deposit available funds with these federal financial institutions.

The main uses of resources by Eletrobras refer to (i) payment or renegotiation of debt; (ii) funding the improvement and expansion of its generation, transmission projects; (iii) possibility of participation, through its subsidiaries, in public bidding processes in connection with new transmission lines and new generation agreements, since, if Eletrobras succeeds in any of the aforementioned bidding processes, it will need additional resources to fund the required investments to expand the applicable operations.

Similar to other companies of its industry, the Company monitors its obligations based on the financial leverage ratio. This ratio corresponds to the net debt divided by total capital. The net debt corresponds to total loans and financings (excluding amounts related to RGR and including short-term and long-term loans and financings, as set forth in the consolidated balance sheet), minus cash and cash equivalents. The total capital is calculated by adding-up the shareholders’ equity (as set forth in the consolidated balance sheet) and the net debt.

Our principal uses of funds in 2014 were for capital expenditures of R$ 11,405.3 million and debt service obligations of R$ 5,100 million. We met these requirements with cash provided by operating activities (amounting to R$ 2,233 million), long-term financing (amounting to R$ 7,305.1 million and cash provided by the indemnifications amounting to R$ 2,773.1 million. Eletrobras’ management believes the Company has sufficient sources of liquidity to meet its financial commitments through the combined use of its operating cash flow, the receipt of all indemnities already approved by grantor as a result of Law No. 12,783/2013 and proceeds from loans and financing already contracted and that could be taken if necessary. Further, Eletrobras’ management believes that the working capital is sufficient for the Company’s present requirements.

Cash Flows

The following table summarizes our net cash flows for the periods presented:

	For the Year Ended December 31,
	2014	2013 (1)	2012 (1)
	(in R$ thousands)
Net Cash Flows:
Provided by operating activities	5,192,461	9,329,355	13,349,926
Used in investing activities	(10,637,002)	(8,155,408)	(10,857,514)
Provided by (used in) financing activities	3,254,036	(77,879)	(3,100,740)

(1)

We revised our consolidated financial statements as of and for the years ended December 31, 2013 and 2012. See note 3.29 to our consolidated financial statements for a description of the adjustment and its impact on our consolidated financial statements. Our financial information as of and for the years ended December 31, 2014, 2013 and 2012 reflects the effects of the adjustment and those consolidated financial statements are fully comparable.

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

In 2014, our cash flows from operating activities decreased by R$ 4.1 billion, from R$ 9.3 billion in 2013 to R$ 5.2 billion in 2014. This variation was due to a reduction in indemnity payments received from R$ 7.0 billion in 2013 to R$ 2.8 billion in 2014.

Cash Flows from Investing Activities

Our cash flows from investing activities primarily reflect:

•	investment acquisitions, being partnerships we enter into with third parties in the private sector in relation to the operation of new plants;

•	acquisitions of fixed assets, being primarily investments in equipment necessary for operational activities; and

•	dividends paid by our subsidiaries.

In 2014, our cash flows from investing activities decreased by R$ 2,481 billion, or 30.4%, from an outflow of R$ 8.2 billion in 2013 to an outflow of R$ 10.6 billion in 2014. This variation was due to the acquisition of fixed assets and concessions as well as advances for capital increases.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily reflect interest income we receive from short-term and long-term loans made to non-affiliated companies that operate in the Brazilian electricity sector.

In 2014, our cash flows from financing activities increased by R$ 3.3 billion, from an outflow of R$ 77.9 million in 2013 to an inflow of R$ 3.3 billion in 2014. In 2014, the variation was mainly due to a reduction of R$ 3.4 billion in dividend and interest on equity payments made to our shareholders.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2014, our balance sheet reflected retained reserves of R$ 26.0 million, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration (see “Item 8.A, Consolidated Financial Statements and Other Information – Policy on dividend distribution”).

Capital Expenditure

In the last five years, we have invested an average of R$ 6.3 billion per year in expansion, research and development. Approximately 44% was invested in our generation segment, 35% in our transmission segment and the balance in our distribution segment and other investments.

Our core business is the generation, transmission of energy and we intend to invest heavily in these segments in the next years.

Companies are now selected to construct new generation units and transmission lines by a tender process. It is, therefore, difficult to predict the precise amounts that we will invest in these segments going forward. We are, however, working to secure a significant number of new contracts either alone or as part of a consortium including the private sector.

Under the EPE 10 Year Plan, it is estimated that Brazil will have 211,615 km of transmission lines and 206.4 GW of installed generation capacity by 2024 from 138.8 GW in 2014. These investments by Brazil will represent approximately R$ 376 billion. As the current largest market participant based on length of transmission lines, we expect to participate in the majority of these new investments. In accordance with the Business Plan, whose numbers and targets are under review, we believe that from 2015 to 2019 we will invest approximately R$ 50.3 billion in our generation, transmission and distribution businesses. For these investments, we expect to use the funding derived from our net cash flow as well as from accessing national and international capital markets and through bank financing.

Our capital expenditures for fixed assets, intangible assets and concession assets in 2014, 2013 and 2012 were R$ R$ 6,181.4 million, R$ 5,712 million and R$ 7,200 million, respectively. These values are the budgeted values and do not match the cash flow amounts due to the accounting consolidation process and intercompany elimination.

C. Research and Development, Patents and Licenses

Research and Development

The main activities of research, development and innovation for the Eletrobras System are carried out by the Electric Energy Research Center (Cepel), a non-profit entity founded in 1974 by Eletrobras and its subsidiaries: Chesf, Eletronorte, Eletrosul and Furnas. The Center’s mission is to develop and deploy sustainable technology solutions for the generation, transmission and distribution of electricity by means of Research, Development and Innovation activities (R & D + I) for the Brazilian electricity sector. Eletrobras is the primary sponsor of Cepel and has the technical support of the Center in the coordination of important national programs such as “Light for All” (Luz para Todos), the “National Electric Energy Conservation Program” (Procel), “Incentives for Alternative Sources of Electric Energy Program” (Proinfa) and “Efficient Public Lighting” (ReLuz). Cepel also participates in the elaboration of the National Energy and the Decennial Power Plans of Eletrobras. In order to support its research activities, Cepel created a complex of 34 laboratories, some accredited by the Instituto Nacional de Metrologia (the Brazilian National Metrology Institute), that perform a wide variety of experiments, technology services and tests. Noteworthy are the laboratories of High-Voltage and High-Power - the largest of their kind in the Southern Hemisphere - and the Laboratory of Ultra-High Voltage, in its final stages of implementation having only one similar worldwide. In addition, the Center has two reference and demonstration units: CRESESB, to promote the use of solar and wind energy, and CATE, to promote the efficient use of electricity. In line with the guidelines of the Committee of Technological Politics (CPT), Cepel prioritizes strategic and structuring projects, distributed among seven main research areas, each one carried on by specific department: (i) DEA – Energy Optimization and Environment; (ii) DRE – Electrical Networks; (iii) DAS – Systems Automation; (iv) DLE – Lines and Stations; (v) DTD – Distribution Technology; (vi) DTE –Special Technologies; and (vii) Laboratories (Experimental Research) – DLA and DLF Departments.

The Cepel’s activities have important role in supporting to our core business of generation, transmission, distribution and commercialization of electric energy.

Patents and Licenses

Among others, we have registered “Eletrobras” as a trademark with the Instituto Nacional de Propriedade Industrial – INPI (the Brazilian National Industrial Property Institute). Further, Cepel has twenty-eight patents, Eletronorte has fifty-one patents, Eletrosul has six patents and Furnas has nine patents registered with the INPI relating to equipment and manufacturing processes. In addition, Furnas has three patents registered in the United States, one patent registered in Canada and Cepel has six patents registered outside Brazil.

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

D. Trend Information

Our management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information” and “Item 3.A, Risk Factors.” Fundamentally, we believe these trends will allow us to continue to grow our business and improve our corporate image:

•	electricity is in constant demand: unlike certain industries which are particularly vulnerable to cyclical conditions in the market and/or seasonality, the demand for electricity is constant. We believe we will continue to have the ability to set tariffs in accordance with market conditions, particularly in the generation segment. Although tariffs in the transmission segment are set by the Brazilian Government each year, we believe that these tariffs will continue to increase;

•	participation in future auctions will allow us to grow: we expect to participate in an increasing number of future new energy auctions, as well as new transmission auctions, and will, accordingly need to invest in new power generation plants (hydroelectric, wind, biomass and thermal) and new transmission lines in order to expand the existing grid and keep our current market share. We also believe that by focusing on generation and transmission, we will be able to maximize profits by improving efficiency in our existing infrastructure and capitalizing on opportunities arising from new infrastructure;

•	revenues from third parties for maintenance of facilities: although the core of our business will remain the generation and transmission segments, we have successfully increased our revenues in recent periods by using our expertise to provide maintenance services for other companies in our industry. Our subsidiary Eletronorte has been the key conduit for this. We expect this trend to continue, thereby improving our financial position;

•	an increasing focus on environmental, health and safety concerns: there is a trend in Brazil and globally towards increasing concerns for the protection of the environment. This impacts us in various ways, including dealing with social and political issues that may arise when we seek to construct new facilities (particularly in remote areas of Brazil) and reduced carbon emission targets from facilities that rely on fossil fuel. One of the key challenges for us will be to balance these environmental concerns against the growth of our business, as these concerns naturally can increase cost pressures. There is also an increasing trend in Brazil towards more stringent health and safety requirements with respect to operating permits for our facilities, which similarly imposes cost pressure challenges on our business; and

•	effect of Law No. 12,783: Law No. 12,783 will continue to effect the manner in which we account for our concessions. We expect to renew additional contracts for the maximum period of 30 years at significantly lower tariff levels. As a result, we may continue to write down the value of our renewed concessions and provide “onerous contract” in cash generating.

E. Off-Balance Sheet Arrangements

The Company acts as guarantor, in proportion to its equity interest, to several projects whose guaranteed amounts are described below:

Company	Project	Financing Bank	Model	Subsidiary Share	Financed Value*	Outstanding Balance on December 31, 2014	Guarantee Balance Eletrobras	Guarantee Term

Eletrobras	Norte Energia	BNDES	SPE	15.00%	2,025,000	1,502,298	15,023	1/15/2042
Eletrobras	Norte Energia	CEF	SPE	15.00%	1,050,000	786,789	7,868	1/15/2042
Eletrobras	Norte Energia	BTG Pactual	SPE	15.00%	300,000	224,797	2,248	1/15/2042
Eletrobras	Norte Energia	Guarantee of Contract Compliance	SPE	15.00%	156,915	125,532	1,255	4/30/2019
Eletrobras	Rouar	Banco do Brasil	SPE	50.00%	99,585	—	—	3/23/2015
Eletrosul	ESBR	BNDES	SPE	20.00%	1,909,000	2,281,536	22,815	1/15/2034
Eletrosul	Cerro Chato I, II e III	Banco do Brasil	SPE	100.00%	223,419	156,302	1,563	7/15/2020
Eletrosul	RS Energia	BNDES	SPE	100.00%	126,221	76,889	769	6/15/2021
Eletrosul	Artemis Transmissora de Energia	BNDES	SPE	100.00%	170,029	56,217	562	10/15/2018
Eletrosul	Norte Brasil Transmissora	BNDES	SPE	24.50%	257,250	258,100	2,581	1/15/2029
Eletrosul	Norte Brasil Transmissora	Debentures Issuance	SPE	24.50%	49,000	56,168	562	1/15/2029
Eletrosul	Porto Velho Transmissora de Energia	BNDES	SPE	100.00%	283,411	269,555	2,696	8/15/2028
Eletrosul	UHE Mauá	BNDES	SPE	49.00%	182,417	160,546	1,605	1/15/2028
Eletrosul	UHE Mauá	BNDES/Banco do Brasil	SPE	49.00%	182,417	160,599	1,606	1/15/2028
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	183,330	151,718	1,517	7/15/2026
Eletrosul	SC Energia	BNDES/Banco do Brasil	Corporate	100.00%	50,000	20,114	201	5/15/2019
Eletrosul	SC Energia	BNDES/BDRE	Corporate	100.00%	50,000	20,073	201	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	103,180	40,496	405	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	67,017	35,507	355	3/15/2021

Company	Project	Financing Bank	Model	Subsidiary Share	Financed Value*	Outstanding Balance on December 31, 2014	Guarantee Balance Eletrobras	Guarantee Term
Eletrosul	UHE São Domingos	BNDES	Corporate	100.00%	207,000	199,792	1,998	6/15/2028
Eletrosul	RS Energia	BNDES	SPE	100.00%	41,898	33,891	339	3/15/2027
Eletrosul	RS Energia	BNDES	SPE	100.00%	9,413	8,943	89	8/15/2027
Eletrosul	RS Energia	BNDES	SPE	100.00%	12,000	7,352	74	8/15/2027
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	14,750	12,539	125	7/15/2026
Eletrosul	Projetos Corporativos Eletrosul	Banco do Brasil	Corporate	100.00%	250,000	251,379	2,514	11/15/2023
Eletrosul	Teles Pires	BNDES	SPE	24.50%	296,940	289,368	2,894	2/15/2036
Eletrosul	Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	294,000	289,368	2,894	2/15/2036
Eletrosul	Teles Pires	Debentures Issuance	SPE	24.72%	160,680	204,302	2,043	5/31/2032
Eletrosul	Livramento Holding	BNDES	SPE	49.00%	91,943	78,662	787	6/15/2030
Eletrosul	Chuí Holding	Promissory Notes Issuance	SPE	49.00%	49,000	50,427	504	3/23/2015
Eletrosul	Transmissora Sul Litorânea do Brasil	Promissory Notes Issuance	SPE	51.00%	229,500	243,836	2,438	1/13/2015
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	BNDES	SPE	80.00%	208,116	209,378	2,094	7/15/2028
Eletrosul	Costa Oeste Transmissora de Energia S.A.	BNDES	SPE	49.00%	17,846	17,344	173	11/1/2022
Eletrosul	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	295,951	305,897	3,059	6/16/2031
Eletronorte	São Luis II e III	BNDES	Corporate	100.00%	13,653	9,671	97	11/15/2024
Eletronorte	Miranda II	BNDES	Corporate	100.00%	47,531	27,320	273	11/15/2024
Eletronorte	Ribeiro Gonç./Balsas	BNB	Corporate	100.00%	70,000	64,167	642	6/3/2031
Eletronorte	Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	22,798	228	1/10/2029
Eletronorte	UHE Tucuruí	BNDES	Corporate	100.00%	931,000	178,043	1,780	9/15/2016
Eletronorte	Substação Nobres	BNDES	Corporate	100.00%	10,000	4,339	43	3/15/2028
Eletronorte	Subestação Miramar/Tucuruí	BNDES	Corporate	100.00%	31,000	14,627	146	8/15/2028
Eletronorte	Ampliação da Subestação Lexuga	BNDES	Corporate	100.00%	35,011	17,018	170	10/15/2028
Eletronorte	Norte Brasil Transmissora	BNDES	SPE	24.50%	257,250	258,100	2,581	1/15/2029
Eletronorte	Norte Brasil Transmissora	Debentures Issuance	SPE	24.50%	49,000	56,168	562	1/15/2029
Eletronorte	Linha Verde Transmissora	BASA	SPE	49.00%	90,650	93,534	935	11/10/2032
Eletronorte	Manaus Transmissora	BASA	SPE	30.00%	75,000	101,236	1,012	7/10/2030

Company	Project	Financing Bank	Model	Subsidiary Share	Financed Value*	Outstanding Balance on December 31, 2014	Guarantee Balance Eletrobras	Guarantee Term
Eletronorte	Manaus Transmissora	BASA	SPE	30.00%	45,000	48,404	484	6/15/2032
Eletronorte	Manaus Transmissora	BNDES	SPE	30.00%	120,000	112,942	1,129	12/31/2026
Eletronorte	Estação Transmissora de Energia	BNDES	SPE	100.00%	505,477	472,684	4,727	11/30/2028
Eletronorte	Estação Transmissora de Energia	BASA	SPE	100.00%	221,789	239,677	2,397	7/30/2031
Eletronorte	Estação Transmissora de Energia	BASA	SPE	100.00%	221,789	219,418	2,194	10/15/2030
Eletronorte	Rio Branco Transmissora	BNDES	SPE	100.00%	138,000	128,412	1,284	3/15/2027
Eletronorte	Transmissora Matogrossense Energia	BASA	SPE	49.00%	39,200	39,819	398	2/1/2029
Eletronorte	Transmissora Matogrossense Energia	BNDES	SPE	49.00%	42,777	35,012	350	5/15/2026
Eletronorte	Norte Energia	BNDES	SPE	19.98%	2,697,300	2,001,060	20,011	1/15/2042
Eletronorte	Norte Energia	CEF	SPE	19.98%	1,398,600	1,048,003	10,480	1/15/2042
Eletronorte	Norte Energia	BTG Pactual	SPE	19.98%	399,600	299,429	2,994	1/15/2042
Eletronorte	Rei dos Ventos 1 Eolo	Votorantin	SPE	24.50%	30,851	30,180	302	10/15/2029
Eletronorte	Brasventos Miassaba 3	Votorantin	SPE	24.50%	30,984	30,383	304	10/16/2029
Eletronorte	Rei dos Ventos 3	Votorantin	SPE	24.50%	32,533	31,806	318	10/17/2029
Eletronorte	Transnorte	Itau BBA	SPE	49.00%	88,200	96,138	961	5/29/2015
Eletronuclear	Angra III	BNDES	Corporate	100.00%	6,146,256	2,629,551	26,296	6/15/2036
Eletronuclear	Angra III	CEF	Corporate	100.00%	1,037,373	1,037,373	10,374	6/30/2015
Chesf	ESBR	BNDES	SPE	20.00%	1,909,000	2,281,536	22,815	1/15/2034
Chesf	Manaus Transmissora	BASA	SPE	19.50%	48,750	65,804	658	7/10/2030
Chesf	Manaus Transmissora	BASA	SPE	19.50%	29,250	31,462	315	6/15/2032
Chesf	Manaus Transmissora	BNDES	SPE	19.50%	78,195	73,412	734	12/31/2026
Chesf	Norte Energia	BNDES	SPE	15.00%	2,025,000	1,502,298	15,023	1/15/2042
Chesf	Norte Energia	CEF	SPE	15.00%	1,050,000	786,789	7,868	1/15/2042
Chesf	Norte Energia	BTG Pactual	SPE	15.00%	300,000	224,797	2,248	1/15/2042
Chesf	IE Madeira	BASA	SPE	24.50%	65,415	72,714	727	7/10/2032
Chesf	IE Madeira	BNDES	SPE	24.50%	455,504	426,096	4,261	2/15/2030
Chesf	IE Madeira	Debentures Issuance	SPE	24.50%	85,750	101,593	1,016	3/18/2025
Chesf	TDG	BNB	SPE	49.90%	29,764	29,283	293	3/1/2031

Company	Project	Financing Bank	Model	Subsidiary Share	Financed Value*	Outstanding Balance on December 31, 2014	Guarantee Balance Eletrobras	Guarantee Term
Chesf	TDG	BNB	SPE	49.90%	58,346	45,897	459	10/1/2032
Chesf	Projetos Corporativos Chesf 1	Banco do Brasil	Corporate	100.00%	500,000	511,088	5,111	9/28/2018
Chesf	Projetos Corporativos Chesf 2	CEF	Corporate	100.00%	400,000	404,586	4,046	2/27/2019
Chesf	IE Garanhuns s/a	BNDES	SPE	49.90%	175,146	177,871	1,779	12/15/2028
Furnas	UHE Batalha	BNDES	Corporate	100.00%	224,000	181,118	1,811	12/15/2025
Furnas	UHE Simplício	BNDES	Corporate	100.00%	1,034,410	768,640	7,686	7/15/2026
Furnas	UHE Baguari	BNDES	Corporate	15.00%	60,153	43,436	434	7/15/2026
Furnas	DIVERSOS	Banco do Brasil	Corporate	100.00%	750,000	757,342	7,573	10/31/2018
Furnas	Rolagem BASA 2008	Banco do Brasil	Corporate	100.00%	208,312	218,334	2,183	10/7/2018
Furnas	Projetos de Inovação	Banco do Brasil	Corporate	100.00%	268,503	163,496	1,635	11/15/2023
Furnas	Financiamento corporativo	Banco do Brasil	Corporate	100.00%	400,000	424,689	4,247	12/6/2023
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,594,159	1,776,992	17,770	3/15/2034
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,574,659	1,839,674	18,397	3/15/2034
Furnas	UHE Santo Antônio	BASA	SPE	39.00%	196,334	246,440	2,464	12/15/2030
Furnas	UHE Santo Antônio	Debentures Issuance	SPE	39.00%	163,800	184,850	1,848	1/24/2023
Furnas	UHE Santo Antônio	Debentures Issuance	SPE	39.00%	273,000	287,433	2,874	3/1/2024
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	435,508	438,637	4,386	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	217,754	221,980	2,220	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	4,009	3,334	33	9/15/2027
Furnas	Centroeste de Minas	BNDES	SPE	49.00%	13,982	9,890	99	4/15/2023
Furnas	Serra do Facão	BNDES	SPE	49.47%	257,263	236,863	2,369	6/15/2027
Furnas	Goiás Transmissão	Banco do Brasil	SPE	49.00%	49,000	49,385	494	12/1/2031
Furnas	Goiás Transmissão	BNDES	SPE	49.00%	48,020	46,202	462	1/15/2027
Furnas	Goiás Transmissão	Banco do Brasil	SPE	49.00%	15,288	15,998	160	3/6/2015
Furnas	MGE	BNDES	SPE	49.00%	58,359	53,385	534	1/1/2027
Furnas	Transenergia São Paulo	BNDES	SPE	49.00%	26,295	24,797	248	8/15/2026
Furnas	Transenergia Renovável	BNDES	SPE	49.00%	78,302	68,144	681	11/15/2026
Furnas	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	30,180	302	11/15/2029

Company	Project	Financing Bank	Model	Subsidiary Share	Financed Value*	Outstanding Balance on December 31, 2014	Guarantee Balance Eletrobras	Guarantee Term
Furnas	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	30,383	304	11/16/2029
Furnas	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	31,806	318	11/17/2029
Furnas	IE Madeira	BASA	SPE	24.50%	65,415	72,714	727	7/10/2032
Furnas	IE Madeira	BNDES	SPE	24.50%	455,504	426,096	4,261	2/15/2030
Furnas	IE Madeira	Debentures Issuance	SPE	24.50%	85,750	101,593	1,016	3/18/2025
Furnas	Teles Pires	BNDES	SPE	24.50%	296,940	289,368	2,894	2/15/2036
Furnas	Teles Pires	BNDES	SPE	24.50%	294,000	289,368	2,894	5/31/2032
Furnas	Teles Pires	Debentures Issuance	SPE	24.72%	160,680	204,302	2,043	5/31/2032
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	8,072	7,744	77	3/15/2028
Amazonas	Amazonas	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	3,257,366	3,257,366	32,574	12/31/2024
Amazonas	Amazonas	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	1,018,441	1,018,441	10,184	12/31/2024
Eletroacre	Eletroacre	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	189,655	189,655	1,897	12/31/2024
Boa Vista	Boa Vista	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	68,063	68,063	681	12/31/2024
Ceron	Ceron	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	49,642	49,642	496	12/31/2024

Total					45,683,895	38,796,030	387,960

The Company recorded under operational provisions for noncurrent liabilities the fair value of the amounts guaranteed by the Company over resources already disbursed by the financing banks. The provision is made based on the fair value of the guarantee of Eletrobras, as below:

Provision Value
Guarantees due on 12/31/2013	272,795

Charges in 2014	115,165

Guarantees due on 12/31/2014	287,960

UHE Simplício - with an installed capacity of 337 MW, that belongs to FURNASwith financing fully guaranteed by the Company.

UHE Mauá - with an installed capacity of 361 MW, in partnership with the subsidiary Eletrosul (49%) and Copel (51%). This project has two contracts with BNDES, where the Company is the guarantor in proportion to its shareholding participation.

UHE Jirau - SPE Energia Sustentável do Brasil, with installed capacity of 3,750 MW. The project’s shareholders are: Eletrosul (20%), Chesf (20%) and GDF Suez Energy,. This project has two contracts with BNDES, to be paid in 240 monthly installments. The company is the guarantor in proportion to stake of its subsidiaries.

UHE Santo Antônio - SPE Santo Antônio Energia - with an installed capacity of 3,568.80 MW. The project’s shareholders are: Furnas (39%), Cemig, Fundo de Investimentos em Participação Amazônica Energia – FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. and Andrade Gutierrez Participações S/A. The Company is a, intervening guarantor in financing with the BNDES and with the Banco da Amazônia, in proportion to Furnas shareholding participation

UHE Foz do Chapecó - SPE Foz do Chapecó Energia, with an installed capacity of 855MW. The company is the guarantor of the contract with the BNDES, in substitution of the Bank Financing previously contracted, in proportion to the stake of Furnas (40%).UHE Baguari - with an installed capacity of 140MW that belongs to FURNAS. The Company is the guarantor of 15% of the financing contract with the BNDES

UHE Serra do Facão - SPE Serra do Facão, with an installed capacity of 212.58 MW. The project’s shareholders are: Furnas (49.47%), Alcoa Alumínio S.A. (34.97%), DME Energética (10.09%) and Camargo Corrêa Energia S.A. (5.47%). The company is the guarantor in the contract with the BNDES, in proportion to stake of Furnas.

Norte Brasil Transmissora –SPE - The project’s shareholders are Eletronorte (24.5%) and Eletrosul (24.5%) and its objective is the implementation, operation and maintenance of the Porto Velho/Araraquara transmission line, with an extension of 2,412 km.

Manaus Transmissora de Energia –SPE- The project’s shareholders are Eletronorte (30%) and Chesf (19.5%), and its objective is the implementation, operation and maintenance 4 substations and 587 km transmission line (LT Oriximiná/Itacoatiara/Cariri). The Company is the guarantor of two financing (BASA and BNDES) in proportion to stake of its subsidiaries.

Mangue Seco 2 – The project’s shareholders are Eletrobras (49%) and Petrobras (51%) its objective is the implementation, operation and maintenance of three wind farms in Guararé, in the State of Rio Grande do Norte. The company is the guarantor in the financing agreement with the BNB, in proportion to its stake.

UHE Batalha – with an installed capacity of 52.5 MW, that belongs to FURNAS with BNDES financing fully guaranteed by the Company

IE Madeira - SPE Interligação Elétrica - The project’s shareholders are Furnas (24.5%) and Chesf (24.5%). The company is the guarantor in the financing agreements with the BNDES, in proportion to its stake

UHE Belo Monte -SPE Norte Energia, with an installed capacity of 11,233 MW - The project’s shareholders are Chesf (15%), Eletronorte (19.98%) and Eletrobras (15%) among other partners. The company is the guarantor in relation to the insurer J MALUCELLI, under the guarantee insurance contract, in the in proportion to the stake of Company and its subsidiaries. The Company is also garantor in a loan agreement with the BNDES in the in proportion to the stake of Company and its subsidiaries.

Angra III – the company is the guarantor for the financing of Eletronuclear with the BNDES, to build the corporate project of the NTU Angra III.

The Company does not have any other off-balance sheet arrangements that have or reasonably likely to have a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the transactions described above.

F. Contractual Obligations

We set out below, on a consolidated basis, our long-term debt, long-term purchase obligations, leasing obligations, actuarial debt and obligations for asset retiring for the periods, including contractual interest obligations, when applicable, presented as follows:

	Payments due by period as of December 31, 2014
	2016	2017	2018	2019	2020 and after
	(in R$ millions)
Long-term debt obligations	6,061	7,043	6,777	7,228	25,933
Leasing obligations	83	92	102	113	863
Post-employment benefits	1,485	1,663	1,859	2,077	4,158
Decommissioning of nuclear power plants (1)	—	—	—	—	2,090
Purchase obligations	3,940	4,149	4,487	4,644	29,841
Generation	1,283	1,261	1,226	1,243	6,896
Transmission	—	—	—	—	—
Distribution	2,657	2,888	3,261	3,401	22,945

TOTAL	11,569	12,947	13,225	14,062	62,885

(1) Decommissioning of nuclear power plants.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors and Senior Management

We are managed by our Conselho de Administração (or Board of Directors), composed of up to ten members, and by our Board of Executive Officers, which currently consists of six members. Our by-laws also provide for a permanent Conselho Fiscal (or Fiscal Council), which is made up of five effective members and their respective alternates. Pursuant to our by-laws, all members of our Board of Directors, Board of Executive Officers and Fiscal Council must be Brazilian citizens.

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

The table below sets out the current members of our Board of Directors and their respective positions. The mandate of each member of our Board of Directors expires at the next Ordinary Shareholders’ Meeting. Each member was elected by the Brazilian Government except for Mozart de Siqueira Campos Araújo, who was elected by our minority shareholders and Jailson José Medeiros Alves who was elected as a representative of our employees. On August 2, 2016, Jailson José Medeiros Alves was replaced by Carlos Eduardo Rodrigues Pereira. Given the lack of the minimum quorum in our by-laws the holders of preferred shares representing at least ten percent of our total capital were not able to elect one member of the Board of Directors under the Extraordinary Shareholders’ Meeting held on July 22, 2016.

Name	Position
José Luiz Alqueres	Chairman
Wilson Pinto Ferreira Junior	Director
Vicente Falconi Campos	Director
Ana Paula Vitali Janes Vescovi	Director
Elena Landau	Director
Carlos Eduardo Rodrigues Pereira	Director
Mozart de Siqueira Campos Araújo	Director
Esteves Pedro Colnago Júnior	Director
José Pais Rangel	Director

José Luiz Alqueres – Board Member: Mr. José Luiz Alqueres holds a degree in engineer from Pontifícia Universidade Católica do Rio de Janeiro in 1966. He subsequently attended social science at IFCS-UFRJ and did post-graduation courses in Brazil, the United States and France. He was a professor at PUC-Rio, FAU-UFRJ, IBMEC and FGV. He was National Energy Secretary in 1992. He was CEO of CERJ, Eletrobras, Alstom do Brasil, MDU do Brasil, Light Serviços de Eletricidade S.A. He also worked at Banco Nacional de Desenvolvimento Econômico e Social - BNDES, and he also held the position of officer of BNDESPAR and Banco Bozano Simonsen in addition to being member of several boards of directors of companies such as Calyon-Credit Lyonnais, FIP-Pactual, Rio Bravo and large companies from the energy sector such as Itaipu, Furnas, Chesf, Eletrosul, Eletronuclear, Cesp, CEMIG, EDP, CPFL, among others. He is currently partner and officer of JLA – JL Alquéres Consultores Associados Ltda., Rio Bravo Investimento.

Wilson Pinto Ferreira Junior – Board Member: Mr. Wilson Pinto Ferreira Junior holds a degree in Electrical Engineering from Escola de Engenharia da Universidade Mackenzie in 1981 as well as a degree in Business Administration from Faculdade de Ciências Econômicas, Contábeis e Administrativas da Universidade Mackenzie in 1983. He subsequently obtained a master’s degree in Energy from Universidade de São Paulo (USP) as well as several specializations, among which Work Safety Engineering (Universidade Mackenzie), Marketing (Fundação Getúlio Vargas) and Electricity Distribution Administration (Swedish Power Co.). In Companhia Energética de São Paulo (Cesp) he has held several positions, including Distribution Officer (1995 to 1998). He was Chief Executive Officer of RGE from 1998 to 2000, chairman of the Board of Directors of Bandeirante Energia S.A. from 2000 to 2001 and Chief Executive Officer of CPFL Paulista between 2000 and 2002. In 2002 he also was appointed Chief Executive Officer of CPFL Energia, position he has occupied up to 2016. He has also acted as President of Brazilian Association of Electricity Distributors – Abradee (Associação Brasileira de Distribuidores de Energia Elétrica) between the years of 2009 and 2010. He is the chairman of the board of directors of Furnas, Chesf, Eletronorte and Eletrosul.

Vicente Falconi Campos - Board Member: Mr. Vicente Falconi Campos holds a degree in Engineering from Universidade Federal de Minas Gerais (UFMG) in 1963 and holds diplomas of M.Sc. and Ph. D. in Egineering by Colorado School of Mines, USA, obtained in 1968 and 1971. Founder and chariman of the board of directors of FALCONI - Consultores de Resultados, the largest management consulting company in Brazil. He is a Board member of AmBev, BRF- Brasil Foods and ELETROBRAS. He is an emeritus professor of UFMG. He has been awarded the Medal Order of Rio Branco for services rendered to the nation. Chosen by the American Society for Quality Control as one of the “21 voices of the 21st century”. He has worked on JUSE - Union of Japanese Scientists and Engineers.

Ana Paula Vitali Janes Vescovi – Board Member: Mrs. Ana Paula Vitali Janes holds a degree in Economics from Universidade Federal do Espírito Santo. She holds a master degree in Public Sector Economy from Universidade de Brasília (2001) and a master degree in Public Administration from Escola Brasileira de Administração Pública da Fundação Getúlio Vargas do Rio de Janeiro – FGV/RJ. Between 2007 and 2010 she was president of Instituto Jones dos Santos Neves and Secretary of the State of Espírito Santo. Between 2010 and 2014 she was assistant to Senator Ricardo Ferraço. Between 2015 and 2016 she was Finance Secretary of the State of Espírito Santo and is currently National Treasury Secretary.

Elena Landau – Board Member: Mrs. Elena Landau holds a degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RIO) in 1976 and holds a master degree in Economics from PUC-RIO in 1982. Moreover, she is a lawyer graduated from PUC-RIO in 2006 and holds a post-graduation certificate on Corporate Law and Capital Markets from Fundação Getúlio Vargas FGV/RJ (2003) as well as a “Short Course on Regulation” from London School of Economics (2008). Since 2007 she is a partner at Sérgio Bermudes law firm. Between 2010 and 2011 she was Vice-President of the Electric Energy Commission from the Rio de Janeiro State Bar (OAB/RJ) and between 2007 and 2011 she was Coordinator of the Regulatory Legal Committee of ABCE – Associação Brasileira de Companhias de Energia Elétrica. Since 2010 she became general counsel of ABCE. Moreover, she has held several leadership positions in the public and private initiatives, such as Manager Officer of Bear Stearns Investment Bank in Brazil, officer of BNDES, responsible for the National Privatization Program (“Programa Nacional de Desestatização”), BNDES CEO Special Advisor, Sub-Chief of the Economic Department of National Industry Confederation (Confederação Nacional da Indústria).

Carlos Eduardo Rodrigues Pereira – Board Member: Mr. Carlos Eduardo Rodrigues Pereria holds a degree in Electric Engineer from Universidade Federal do Rio de Janeiro (UFRJ). He holds a master’s degree in Electricity Engineering from COPPE/UFRJ (with emphasis on Electromagnetic Transients). He holds a MBA in Economy and Energy Management from COPPEAD/UFRJ, a certificate from IBGC on Formation of Members of Boards of Directors, a certificate on International Accounting Rules from FIPECAFI and a certificate in Regulation from FGV. At the beginning of his career at the electric industry he worked at the Transmission Management Office of ONS, the National System Operator, where he remained between 2003 and 2004. He has also worked, between 2006 and 2010, at the laboratories of Centro de Pesquisas de Energia Elétrica (CEPEL), at the then denominated Lines and Stations Department (Departamento de Linhas e Estações), in researches related to the high-tension area. In 2010, he joined Eletrobras to work at the Transmission Planning Studies Division. In 2015, he started working at the Advisory Office for Regulation Management and Institutional Relations, where he remains up to this date.

Mozart de Siqueira Campos Araújo – Board Member: Mr. Mozart de Siqueira Campos Araújo holds a master degree in Electric Engineer from Univerisidade de Pernambuco (UPE) in 1976, and holds a Ph.D. degree in Electro technology from Institut National Polytechnique of Grenoble, France, in 1979. He is also an associate professor since 1996 of the graduation course of Electric Engineering at UPE as well as an executive of Itamarati Norte S.A. – Agropecuária (Energy/Investments company of the Brennand group). Since 2005 he is the chairman of the board of directors of ABAGEL – Associação Brasileira de Geração de Energia Limpa.

Esteves Pedro Colnago Júnior - Mr. Esteves Pedro Colnago Júnior holds a degree in Economics from Universidade de Brasília in 1996 and holds a master degree in Economic Sciences from Universidade de Brasília (2004). In addition, he has obtained a post-graduation certificate in Public Accounting, also from Universidade de Brasília, in 2000. Since 1998 he is an analyst of the Central Bank of Brazil. Moreover, he was the General Coordinator of the Economic Policy Secretariat of the Ministry of Finance between 2005 and 2011 as well as Programs Officer of the Executive Secretariat of the Ministry of Finance between 2011 and 2015. In 2015 he held the positions of Programs Officer and Deputy Executive Secretary to the Executive Secretariat of the Ministry of Planning, Budget and Management, position he currently holds. Mr. Esteves Colnago Júnior is a member of the board of directors of Instituto de Resseguros do Brasil (IRB), he was once chairman of Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) and professor of Instituto de Ensino Superior de Brasília (IESB).

José Pais Rangel - Mr. José Pais Rangel is a Lawyer with great experience on publicly-held companies, having exercised the following roles at the Central Bank of Brazil: Capital Markets Inspector, Inspection Supervisor of Capital Markets, Inspection Regional Head of Capital Markets, Head of Public Debt Department, Market Transactions Manager, Project Coordinator and responsible for implementation of SELIC system in the Brazilian

Financial Market, Founder and member of the Board of Trustees of CENTRUS — Fundação Banco Central de Previdência Privada, Coordinator of the Privatization Program of companies contolled by the Central Bank of Brazil, Chairman of the board of directors of Cia. América Fabril, member of the board of directors of Cia. Fábrica de Tecidos Dona Isabel, Advisor of the Presidency of the Republic — SEPLAN/Special Privatization Committee, Chief Executive Officer of Cia. Nacional de Tecidos Nova América, and liquidator of the following state-owned companies: DIGIBRÁS (Empresa Digital Brasileira S.A.), DIGIDATA (Eletrônica S.A.) and PROEL (Processos Eletrônicos Ltda.). He currently holds the following positions: Vice-President of Banco Clássico S.A., member of the board of directors of Companhia Distribuidora de Gás do Rio de Janeiro — CEG, member of the board of directors of Tractebel Energia S.A., member of the board of directors of Kepler Weber S.A. and member of the board of directors of Cia. Energética de Minas Gerais — CEMIG (all publicly-held companies). He is an Investment Funds Manager duly authorized by CVM.

Board of Executive Officers

Our Board of Executive Officers is currently made up of seven members appointed by our Board of Directors for a three-years term. Historically, our Board of Executive Officers meets every week, or when called by a majority of the officers or by the Chief Executive Officer. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines. We have no control over appointments of our officers because all such appointments are made by our board of directors. The address of our Board of Executive Officers is Av. Presidente Vargas, 409 13º andar – Rio de Janeiro.

The members of our current Board of Executive Officers were appointed by our Board of Directors and their names and titles are set out below:

Name	Position
Wilson Pinto Ferreira Junior	Chief Executive Officer
Armando Casado de Araújo	Chief Financial and Investor Relations Officer
Carlos Eduardo Gonzalez Baldi	Chief Generation Officer
Alexandre Vaghi de Arruda Aniz	Chief Administrative Officer
Luiz Henrique Hamann	Chief Distribution Officer
José Antonio Muniz Lopes	Chief Transmission Officer
Lucia Maria Martins Casasanta	Chief Compliance Officer

Mr. Wilson Pinto Ferreira Junior – Chief Executive Officer: See “ – Board of Directors.”

Mr. Armando Casado de Araújo – Chief Financial Officer and Investor Relations Officer: Mr. Araújo has over 30 years of experience in the domestic electric power sector. He worked for Eletronorte as Budget Superintendent from 1977. He was then appointed President of the Integração Transmissão de Energia S.A. He has worked at Eletrobras since June 2008 when he became the assistant to and substitute of the Chief Financial Officer. He was appointed as Chief Financial Officer and Investor Relations Officer on March 30, 2010. Mr. Araújo holds a degree in Business Administration from Faculdade de Ciências Exatas, Administrativas e Sociais de Brasília, and has completed several post-graduate courses in Finance. He is a member of the board of directors of Furnas, Chesf, CGTEE and Eletrosul.

Mr. Carlos Eduardo Gonzalez Baldi - Chief Generation Officer: Mr. Carlos Eduardo Gonzalez Baldi is a Mechanical Enggineer who graduated from Universidade Federal Fluminense (UFF) in 1988. He holds a post-graduation certificate in Solid Mechanics from Pontifícia Universidade Católica do Rio de Janeiro (PUC/RJ) obtained in 1994 and a specialization in Welding Engineering from the German Welding Association – DSV Mannheim GmbH obtained in 1995. He also holds a MBA in Business Management from Fundação Getúlio Vargas (2005) and is currently obtaining a certificate in Corporate Law at Fundação Getúlio Vargas. Since 2010 he is a partner and officer of HLCE – Consultoria e Assessoria Empresarial Ltda. Between 2011 and 2012 he was the Chief Executive Officer of the Pecém Harbor Project at Energia Pecém.

Mr. Alexandre Vaghi de Arruda Aniz – Administrative Officer: Mr. Aniz is a lawyer, graduated from Mackenzie University and specialized in Corporate Income Tax by Apet. He served as vice president and acting president of the Commercial Registry of the State of São Paulo and CEO of Ceret Foundation (now Workers’ Park), and has held, in São Paulo, the offices of subprefect of Ipiranga, chief of staff at the subprefecture of Vila Mariana and legal advisor and chairman of the Bidding Committee of the subprefecture of Cidade Tiradentes. Founding partner of Aniz e Araujo Sociedade de Advogados, in the private sector he was the CEO and chairman of the Board of Directors of 3e Energia e Participações S.A., a member of the Fiscal Council of companies of the group Jahu Construtora e Incorporadora S.A. and a member of the Commission of Environment and Risk Management of Abamec (current Apimec). He is a member of the board of directors of Eletronuclear.

Mr. Luiz Henrique Hamann – Distribution Officer: Luiz Henrique Hamann is a Business Administrator who graduated from Faculdade Católica de Ciências Humanas/DF and who holds a MBA in Business Management from Fundação Dom Cabral. Between 2011 and 2013, and also between 2015 and 2016, Mr. Luiz Henrique Hamann was Assistant to Eletrobras’ Chief Financial and Investor Relations Officer. Between 2013 and 2015 he was Chief Executive Officer of Companhia Energética de Roraima (CERR). He is the chairman of the board of directors of Amazonas Energia, Ceal, Cepisa, Ceron, Boa Vista Energia e Eletroacre.

Mr. José Antonio Muniz Lopes – Transmission Officer: Mr. Lopes was appointed Chief Executive Officer of Eletrobras on March 6, 2008. On March 4, 2008 at the Extraordinary General Stockholders Meeting he was elected a member of our Board of Directors. Mr. Lopes has held several executive positions in companies in the Eletrobras group, such as Chief Executive Officer and Director of Planning and Engineering at Eletronorte from 1996 to 2003, Chief Executive Officer, Managing Director and Chief Financial Officer at Chesf from 1992 to 1993 and Chief Executive Officer at Eletrobras from March 2008 to February 2011. Mr. Lopes was also Deputy Director of the National Department of Energy Development – DNDE of theMME, where he also served as the Executive Secretary. Mr. Lopes holds a degree in Electrical Engineering from the Universidade Federal de Pernambuco. He is an expert in the Brazilian electricity sector in which he has worked for more than 30 years.

Ms. Lucia Maria Martins Casasanta – Compliance Officer: Ms. Lucia Maria Martins Casasanta is an Economist graduated from Universidade Federal de Minas Gerais in 1983, as well, as an Accountant graduated from Universidade Santa Úrsula, in Rio de Janeiro, in 1993. She also holds a post-graduation certificate in Financial Management from Fundação Dom Cabral, in Minas Gerais, obtained in 1984. Her professional experience includes 30 years working with Audit & Risk Management functions, of which 13 years as a Partner. Between 1984 and 2002 she acted as an auditor at Arthur Andersen, holding positions ranging from trainee to partner. From 2002 to 2013 she acted as an Audit and Risk Management partner at Deloitte. On April, 2014, she was elected as a coordinator of Rio de Janeiro’s chapter of Instituto Brasileiro de Governança Corporativa (IBGC). Also, she implemented and coordinated the Compliance Committee at Personal Service from October 2015 to July 2016, was a member of the Fiscal Council of Eneva S.A. from August 2015 to April 2016 and has been a member of the Compliance Committee at Brazilian Fast Food Corp. – BFFC, since August 2015.

B. Compensation

The compensation of our Board of Directors, Board of Executive Officers and Fiscal Council is determined by our shareholders at the Ordinary Shareholders’ Meeting held within the first four months of the financial year. That compensation may also include a profit sharing amount at the discretion of our shareholders.

For 2014 and 2013, the aggregate consolidated compensation paid to our Directors, Officers and members of the Fiscal Council (excluding that paid by Itaipu) was R$ 35.9 million and R$ 33.9 million, respectively. For 2012, the aggregate consolidated compensation paid to our Directors, Officers and members of the Fiscal Council (including that paid by our subsidiaries and Itaipu) was R$ 30.5 million.

C. Board Practices

Service Contracts

We do not have service contracts with any member of our Board of Directors, Board of Executive Officers or Fiscal Council.

Fiscal Council

Our Fiscal Council is established on a permanent basis and consists of five members and five alternates elected at the annual shareholders meeting for renewable one-year terms. The Brazilian Government has the right to appoint three of the members of our Fiscal Council, and both the minority shareholders and the holders of our preferred shares without voting rights, have the right to appoint one member each. The fiscal Council was adapted in 2006 to comply with the requirements of the Sarbanes-Oxley Act and it functions like an Audit Committee.

In addition, the Fiscal council supervises management to ensure compliance with the Company’s By-Laws and constitutive documents obligations.

The current members of our Fiscal Council set out in the table below, and respective alternates were elected during the general shareholders meeting held during April 29, 2016 and in which we elected five members and respective alternates to the Fiscal Council. Their terms of office are due to end at the ordinary shareholder meeting scheduled for 2017.

The meetings occur monthly, although, meetings may also occur on an ad hoc basis whenever called by the President of the Council.

Member	Alternate
Eduardo Cesar Pasa	David Meister
Agnes Maria de Aragão da Costa	Leila Przytyk
Luis Felipe Vital Nunes Pereira	Fabiana Magalhães Almeida Rodopoulos
Ronaldo Dias	João Gustavo Specialski Silveira
Aloisio Macario Ferreira de Souza	Patrícia Valente Stierli

D. Employees

As of December 31, 2014, we (excluding Itaipu) had a total of 22,215 salaried employees compared to 22,550 employees as of December 31, 2013 and 26,154 as of December 31, 2012. Eletrobras itself, excluding Itaipu and other subsidiaries, had 1,027 employees as of December 31, 2014. For the past five years we have not experienced any strikes or other form of work stoppage that have affected our operations or had a significant impact on our results.

In 2013, as part of our cost reduction measures, we offered an early Voluntary Redundancy Scheme (Programa de Incentivo ao Desligamento), or PID, which 4,448 of our employees accepted. 4,221 and 557 employees left Eletrobras at the end of 2013 and 2014, respectively, as part of the PID. In 2014, this program was extended to our subsidiary Eletronuclear and 623 employees accepted its terms. This program provided us with an annual cost saving of R$ 1,266 billion in 2014.

The significant reduction in the number of employees as of December 31, 2014 when compared to December 31, 2013 is mainly related to the Voluntary Redundancy Scheme (please see note 29.2 of our consolidated financial statements for further information) affecting 4,778 employees and the restructuring of the corporate, organizational and managerial aspects of Eletrobras’ business model.

As a mixed capital company, we cannot hire employees without a public contest. A public contest involves us placing advertisements in the Brazilian press for open positions and inviting applicants to sit an examination. Our last public contest took place in 2010, as a result of which we hired approximately 35 new employees. Over the course of 2014, we hired 395 new employees.

The following table sets out the number of employees hired by Eletrobras’ companies in the periods indicated:

Subsidiary	Number of Outsourced Employees as of December 31,
	2014	2013
Eletronorte	382	399
Furnas	1,330	1,339

Total	1,712	1,738

The national collective bargaining agreement encompasses all subsidiaries of Eletrobras and its purpose is to unify procedures and policies by having all negotiations with employees’ representatives taking place concurrently.

These negotiations are made on a national level with representatives of several unions and associations, such as: Federação Nacional dos Urbanitários; Federação Nacional dos Engenheiros; Federação Nacional dos Trabalhadores em Energia, Água e Meio Ambiente; Federação Nacional dos Administradores; Federação Interestadual do Sindicato de Engenheiros; Federação Nacional dos Técnicos Industriais; Federação Regional dos Urbanitários do Nordeste; Federação Nacional das Secretárias e Secretários; Sindicato Nacional dos Advogados e Procuradores de Empresas Estatais; and Sindicatos dos Urbanitários de Alagoas, Rio de Janeiro, Distrito Federal, Amapá, Rondônia, Roraima, Maranhão, Amazonas, Mato Grosso, amongst others.

The specific collective bargaining agreement has the same term and was entered into concurently with the national collective bargaining agreement. It contains specific provisions for each company and it was negotiated with the specific unions that apply to each company.

The 2014 collective bargaining agreement refers to the 2013 and 2014 years and was entered into before the Superior Labor Court (Tribunal Superior do Trabalho – TST). It contains provisions on financial adjustments that had been agreed beforehand by the parties in a conciliatory hearing and these and all other of its provisions have been ratified by the TST.

E. Share Ownership

As of December 31, 2014, Manoel Jeremias Leite Caldas, was the only member of our Fiscal Council to hold shares. He held 103,000 of our common shares. The following tables show current ownership of our shares by members of our Board of Directors and Board of Executive officers:

Board of Directors

Name	Number of Preferred Shares held	Number of Common Shares held
José Luiz Alqueres	—	—
Wilson Pinto Ferreira Junior	—	—
Vicente Falconi Campos	2,260,800¹	—
Ana Paula Vitali Janes Vescovi	—	—
Elena Landau	—	—
Esteves Pedro Colnago Júnior	—	—
Carlos Eduardo Rodrigues Pereira	—	—

Name	Number of Preferred Shares held	Number of Common Shares held
José Pais Rangel	56,000	32,000
Mozart de Siqueira Campos Araújo	—	—

¹	Through exclusive fund Star Tours.

Board of Executive Officers

Name	Number of Preferred Shares held	Number of Common Shares held
Wilson Pinto Ferreira Junior	—	—
Armando Casado de Araújo	—	—
Carlos Eduardo Gonzalez Baldi	—	—
Alexandre Vaghi de Arruda Aniz	—	—
Luiz Henrique Hamann	—	—
José Antonio Muniz Lopes	—	1
Lucia Maria Martins Casasanta	—	—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2014, the aggregate amount of our outstanding capital stock was R$ 31,305 million, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436,883 outstanding class “B” preferred shares. This represented 80.4%, 0.01% and 19.6% of our aggregate outstanding capital stock respectively.

As of December 31, 2013, the aggregate amount of our outstanding capital stock was R$ 31,305 million, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436,883 outstanding class “B” preferred shares. This represented 80.4%, 0.01% and 19.6% of our aggregate outstanding capital stock respectively.

As of December 31, 2014, we had 21,394 beneficial and 17 registered holders of ADS representing common shares and 6,716 beneficial and 8 registered holders of ADS representing preferred shares.

As of December 31, 2013, we had 20,586 beneficial and 15 registered holders of ADS representing common shares and 7,492 beneficial and 8 registered holders of ADS representing preferred shares.

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2014 and December 31, 2013:

As of December 31, 2014

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	554,395,652	51.00%			1,544	0.00%	554,397,196	40.99%
BNDES Participações S.A.	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
FGEDUC	8,279,030	0.76%					8,279,030	0.61%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
Others	252,749,247	23.25%	146,920	100.00%	219,731,566	82.78%	472,627,733	34.94%
Under BM&FBOVESPA Custody	252,643,306	23.24%	86,122	58.62%	204,506,596	77.05%	457,236,024	33.80%
Resident	82,373,911	7.58%	86,121	58.62%	101,263,609	38.15%	183,723,641	13.58%
Non Resident	85,329,430	7.85%	1	0.00%	77,123,405	29.06%	162,452,836	12.01%
J.P. Morgan Chase Bank	84,939,965	7.81%		0.00%	26,119,582	9.84%	111,059,547	8.21%
Others	105,941	0.01%	60,798		15,224,970	5.74%	15,391,709	1.14%
Resident	77,866	0.01%	60,771	41.36%	15,220,968	5.73%	15,359,605	1.14%
Non Resident	28,075	0.00%	27	0.02%	4,002	0.00%	32,104	0.00%

Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

As of December 31, 2013

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	591,968,382	54.46%			2,252	0.00%	591,970,634	43.76%
BNDES Participações S.A.	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
Others	223,455,547	20.56%	146,920	100.00%	219,730,858	82.78%	443,333,325	32.78%
Under BM&FBOVESPA Custody	222,712,290	20.49%	86,076	58.59%	200,206,897	75.43%	423,005,263	31.27%
Resident	69,825,414	6.42%	86,075	58.59%	95,058,408	35.81%	164,969,897	12.20%
Non Resident	87,086,451	8.01%	1	0.00%	84,075,677	31.67%	171,162,129	12.65%
J.P. Morgan Chase Bank	65,800,425	6.05%		0.00%	21,072,812	7.94%	86,873,237	6.42%
Others	743,257	0.07%	60,844	41.41%	19,523,961	7.36%	20,328,062	1.50%
Resident	715,282	0.07%	60,817	41.39%	19,519,959	7.35%	20,296,058	1.50%
Non Resident	27,975	0.00%	27	0.02%	4,002	0.00%	32,004	0.00%

Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

B. Related Party Transactions

We administer certain funds, including the RGR fund, CCC Account and CDE Account, on behalf of the Brazilian Government, our controlling shareholder. According to Provisional Measure No. 735, as from January 2017 the funds will be transferred to CCEE.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 18. Consolidated Financial Statements.”

Litigation

As of December 31, 2014, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute considering that in this cases where there is a present obligation (legal or constructive) as a result of a past event it is probable (more likely than not) there will be an outflow of resources that embodies economic benefits to settle the referred obligation, and the amount to settle the obligation can be estimated reliably. As of December 31, 2014, we provisioned a total aggregate amount of approximately R$ 13,124 million in respect of our legal proceedings, of which R$ 237 million were related to tax claims, R$ 11,944 million were related to civil claims and R$ 942 million were related to labor claims.

Environmental Proceedings

We are required to comply with strict environmental laws and regulations that subjected us and/or our subsidiaries to be signatories to the following Conduct Adjustment and Consent Agreements (TAC):

Commitment Agreements entered by and between Eletrobras Eletronuclear and the Cities of Angra dos Reis, Paraty and Rio Claro

Eletronuclear has to comply with conditions set forth in Previous License No. 279/2008 and Installation License No. 591/2009 from IBAMA for the environmental licensing of the Angra 3 nuclear plant. TAC’s have been entered into by Eletronuclear with the Municipalities of Angra dos Reis in October 2009 and of Paraty and Rio Claro in February

2010. Eletronuclear has to implement public policy projects in the Environmental, Civil Defense, Social Assistance, Education, Construction and Public Services, Economic Activities, Health, Sanitation and Cultural areas of these Municipalities until the startup of Angra 3 operations. In the event of default Eletronuclear may ultimately fail to obtain the Operation License for Angra 3 plant.

Conduct Adjustment Agreement (TAC) entered by CGTEE

CGTEE entered into a TAC on April 13, 2011 (as amended on August 16, 2013) on account of (i) environmental adjustments of phases A and B of Presidente Médice plant, located in Candiota, state of Rio Grande do Sul; and (ii) the expiration of the Operation License No. 057/99 in connection with Candiota II thermoelectric plant. The TAC was entered into with the Brazilian Government, represented by the Federal Attorneys Agency (AGU), the MME, the Ministry of the Environment (MMA), IBAMA, CGTEE and Eletrobras. The TAC and its First Amendment set forth several obligations for CGTEE, with a total investment of R$ 241.8 million. After the TAC is concluded, the company expects the operation license for Presidente Médici Plant to be renewed. The TAC’s final deadline is on December 31, 2017, but each measure agreed under the TAC has a specific deadline for its completion.

Non-compliance with any provisions of the TAC subjects CGTEE to daily fines of R$ 30,000.00, as adjusted by official indexes, until the fulfillment of the agreed obligations. The imposition of the fines is independent to and does not prevent the imposition of other applicable penalties, such as administrative fines and embargo, whenever a violation to the environmental laws is verified, or prevent ordinary oversight procedures conducted by IBAMA in the use of its prerogatives. In addition, non-compliance with any of the following obligations within the terms and deadlines set forth in the TAC may result in the immediate shutdown of the Candiota II Complex: (i) shutdown of Phase A; (ii) conclusion of the environmental adequacy of the first unit of Phase B; (iii) conclusion of the environmental adequacy of the second unit of Phase B; and (iv) if the air quality violates the limits set forth in CONAMA Ruling No. 03/90.

Conduct Adjustment Term - TAC - UHE Simplício - Furnas

Furnas has entered on February 20, 2013 into a TAC with the Federal and State Prosecutors’ Offices, and the Municipality of Sapucaia, state of Rio de Janeiro, in connection with sewage treatment stations and water quality control in the influence area of UHE Simplício. Environmental issues identified in the municipalities affected by the Simplicio hydroelectric plant in the Paraiba do Sul river were the cause that led Furnas to enter into this TAC. Furnas committed to construct and maintain sewage treatment plants and collectors networks until such facilities are transferred to the respective municipalities, as well as to monitor the water flow quality. The TAC remains in force and it has 25 items for compliance, but only eight of them were not almost fully implemented. Some undertakings are effective for the duration of the concession.

In the event of delays of more than 15 days of schedule, without the proper information, a daily fine of R$ 10,000.00 will apply. In addition, non-compliance could result in the determination of flow increase in the reduced flow passage (TVR) and in decreased water discharge by the plant, which could lead to a reduction in the volume of energy generated by it.

Conduct Adjustment Term - TAC - LT Itaberá-Tijuco Preto – Furnas

Furnas has entered on December 15, 2000 into a TAC with the Federal Public Prosecutors’ Office, IBAMA; the National Indian Foundation – FUNAI and the Institute of Historical and Artistic Heritage National – IPHAN to remediate effects of deployment of transmission line in São Paulo due to the effects of the implementation of Itaberá Transmission Line - Tijuco Preto III and the Public Civil Action 1999.61.00.048465-6.

According to this TAC, Furnas committed to develop cultural and social projects and programs, programs aiming the protection and development of Animals, Indigenous Communities, the Historical and Archaeological Heritage, among others, related to environmental issues. Furnas understands that all commitments were fully implemented on September, 2016, and presented to the Federal Public Prosecutors’ Office a claim to terminate the TAC. Every action that is not fulfilled is subject to sanctions, and the TAC establishes fines of R$ 25 to R$ 100 depending on the time of default.

Investors’ Class Actions

Between July 22, 2015 and August 15, 2015, two putative securities class action complaints were filed against us and certain of our employees in the United States District Court for the Southern District of New York (SDNY). On October 2, 2015, these actions were consolidated and the Court appointed lead plaintiffs, Dominique Lavoie and the City of Providence. The plaintiffs filed a consolidated amended complaint on December 8, 2015 purportedly on behalf of investors who purchased our U.S. exchange-traded securities between August 17, 2010 and June 24, 2015, and filed a second amended complaint on February 26, 2016. The second amended complaint alleges, among other things, that we and the individual defendants knew or should have known about alleged fraud committed against us by a cartel of construction firms, as well as bribes and kickbacks allegedly solicited and received by our employees; that we and the individual defendants made material misstatements and omissions regarding the alleged fraud; and that our stock price declined when the alleged fraud was disclosed.

The plaintiffs have not specified an amount of damages they are seeking, although such amount, when specified, could be material to us On April 15, 2016, we filed a motion to dismiss the second amended complaint, which was fully briefed and then submitted to the Court on June 17, 2016. The motion remains under consideration by the Court; oral argument has been requested but not yet scheduled. Eletrobras retained US legal counsel and is defending itself against the allegations made in the mentioned lawsuits. There has been no substantive decision as to the claim or specific definition as to the amounts involved. Eletrobras retained US legal counsel and is defending itself vigorously against the allegations made in these lawsuits. There has been no substantive decision as to the claim or specific definition as to the amounts involved.

We believe the filings of these complaints do not create a present obligation or of the Company, under IAS 37. Because the litigation is still in its early stages, the discovery process has not yet begun, and the outcome of the litigation is subject to considerable uncertainty, it is not possible at this stage for management of the Company to reliably estimate the potential loss or range of loss, if any, that may result for the ultimate outcome of these legal proceedings. Therefore, no provision has been recognized in our consolidated financial statements. The ultimate outcome of these legal proceedings could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows in the future.

Criminal Proceedings

With respect to the criminal proceedings involving former Eletronuclear employees, Eletrobras is cooperating with the prosecution, resulting in the Company being given access to court documents and allowing it to question witnesses and co-defendants

Labor Proceedings

As of December 31, 2014, we were party to a number of labor proceedings brought by our employees, former employees and employees of some of our service providers against us, involving a total amount of R$ 942 million. Most of those proceedings relate to overtime compensation and its indirect effects, salary equalization, pension payments and payment of rescisory amounts. Although we are a party to a significant number of labor proceedings, we believe that none of those proceedings, when considered individually, could materially adversely affect our results of operations or financial condition.

In connection with successive attempts by the Brazilian Government to curb Brazil’s high inflation rates, Brazilian companies have in the past been required by law to disregard in each year part of the inflation for that year when calculating wage increases for its employees. Like most other Brazilian companies, we have been defendants in lawsuits brought before labor courts by labor unions or individual employees seeking compensation for lost wages resulting from the implementation of the Brazilian Government’s antiinflationary plans, in particular: (i) the plan implemented in 1987 by the then Minister of Finance, Luiz Carlos Bresser Pereira (the Bresser Plan); (ii) the plan implemented in early 1989 (the Summer Plan); and (iii) the plan implemented in 1990 by the then President, Fernando Collor de Melo (the Collor Plan). Some of the collective lawsuits brought against us in respect to such plans have been definitively decided by the Federal Supreme Court in our favor.

The Union of Workers in Urban Industries of the state of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Ceal who are seeking supposed salary differences in light of the implementation of the Bresser Plan. The lawsuit is currently in execution process to ratify the lower court’s calculations in the amount of R$ 722 million. The amounts were contested by Ceal by submitting two arguments: one restricted to the reference date and another contesting the amounts presented by the Union without restriction to the reference date. If the restriction to the reference date is accepted, calculations will be reduced to R$ 3.4 million and the amount accrued by Ceal and assessed by legal counsels as the probable loss is restricted to the reference date. The 5th Panel of the Superior Labor Court started to judge the appeal discussing the need to examine the pre-execution arguments. The reporting judge, Judge Emmanoel Pereira, and Judge Maria Helena Mallmann voted for non-granting of the appeal. The process is currently under analysis by Judge Caputo Bastos. As of December 31, 2014, we recognized a provision of R$ 4.7 million in our consolidated financial statements.

Labor Claim No. 010058-17.2012.5.18.0131- Furnas

Overtime commuting due and overdue (four hours a day, two hours to go and two hours to return), plus an additional 50% on the value of regular time, and additional vacation time + 1/3, PLR, ATS, FGTS, Christmas time, additional fee for the performance of hazardous, unhealthy and painful activities, RSR, function gratification, accessory functions, nightshift, overtime and notice and attorney’s fees. Final decision. Claimed judged in favor of Plaintiff. Decision being enforced in the amount of R$ 21 million, as of December, 2015. As of December, 2014, the claim was considered a contingent obligation by our legal advisors.

As of December 31, 2014, there were still individual lawsuits in process pending judgment, which we do not view as material. Therefore no provisions have been recognized. For further information, see Note 30 of our consolidated financial statements as of and for the year ended December 31, 2014.

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

We made available to eligible customers upon the first and second conversion of credits from the compulsory loan approximately 42.5 billion class “B” preferred shares and upon the third conversion of credits from the compulsory loan, about 27.2 billion class “B” preferred shares. In addition, our shareholders approved on April 30, 2008 the issuance of additional preferred shares to eligible customers at book value in repayment of our remaining compulsory loans. If additional shares are issued in the future and the book value of such shares is less than their market value, the value of existing shareholders’ shares may be subject to dilution. On December 31, 2008, we recorded approximately R$ 215 million for debts for compulsory loans that had not yet been converted, which, at any time, by decision of our shareholders, may be refunded to industrial consumers, through issuing class “B” preferred shares, in accordance with the proceedings described above

As of December 31, 2014, there were 5,216 outstanding lawsuits filed by consumers against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. Of those lawsuits, 1,834 have been decided against us and are currently at the execution phase. The total amount involved in these lawsuits is unadjusted for monetary correction and required expert assessment to be estimated with accuracy. The total amount paid by Eletrobras in the outstanding lawsuits is approximately R$ 6.1 billion. In the course of execution proceedings, we have been required to pledge some of our assets, consisting mainly of preferred shares held by us in other electricity sector companies. We have provisioned 8,448 million to cover losses arising from unfavorable decisions on these lawsuits as of December 31, 2014.

The dispute was taken to the Superior Court of Justice (STJ), which ruled on the merits. An appeal, however, was filed at the Supreme Court (STF) and is pending judgment.

Although the matter was brought before the Supreme Court, in view of the Superior Court’s decision, issued according to Article 543-C of the 1973 Civil Procedure Code, the claims filed continue to be processed regularly and some decisions against Eletrobras have already been issued. The company has been ordered to pay the inflation adjustment differences for that period and, as a result, many enforcement claims have been filed. In such claims, the parties are discussing how to calculate the amount due.

However, during the third quarter of 2015, the Superior Court issued decisions setting the parameters for these calculations, taking into consideration some allegations by Eletrobras, but not all of them, which resulted in adjustments in Eletrobras’ calculation methodology and risk classification for these claims and the consequent changes in the provisions for contingencies

As this decision was considered a subsequent event for our 2014 financial statements, under IAS 10, we have reflected in additional R$ 4.1 billion in provisions relating to those compulsory loans.

We are also involved in approximately 2,100 pending lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “obrigações da Eletrobras.” However, we believe we have no further liability in respect of these bonds because they have an expiration date for presentation and this date has now passed.

Tax Proceedings

Annulment Claim

This is a claim for annulment regarding a tax credit determined in the administrative proceeding No. 16682.720330/2012 (collection of PIS/COFINS on RTE and Itaipu), so that such a requirement was guaranteed by an escrow deposit in the files of the injunction attached to it, n° 064673-08.2015.4.02.5101. On July 6, 2015, Furnas made a judicial deposit in the amount required at the time, totaling R$ 117.3 million. Furnas is to file its response. No impact is expected considering that there was a judicial deposit of the amount involved. As of December 31,2014 the claim was considered a contingent obligation by our legal advisors.

Tax Administrative Proceeding No. 16682.721.073/2014-51

Tax administrative proceedings relating to the collection of a fine regarding the social contribution due as a result of the offset made by Furnas without using PER/DCOMP. A tax assessment notice has been issued seeking the collection of the social contribution, default interest and a proportional fine because of the disallowance made by the tax agent due to the use of credits by Furnas related tax loss recorded in 2007. Procedure in the administrative appeal stage. The amount involved is of R$ 245.5 million as of December, 2015.

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

In northern Brazil, Eletrobras Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plant of Balbina, in the State of Amazonas. The lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. The total amount involved, which has been recognized as a provision, was approximately R$ 364.5 million.

After a decision of the Supreme Court of March 2014 Eletronorte may raise the amount deposited in court. Nevertheless, the rescission lawsuits are still outstanding, although they are being gradually rejected by the Judiciary branch.

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

The lower court judge dismissed Mendes Jr.’s claims and Mendes Jr. appealed to the Appellate Court of the State of Pernambuco (or the Appellate Court). The Appellate Court reinstated Mendes Jr.’s claims and ultimately declared Eletrobras Chesf liable to reimburse Mendes Jr.’s funding costs in respect of the delayed payments at market rates, plus legal fees of 20.0% of the amount of the dispute, with the total being indexed at market rates until the actual payment date. Eletrobras Chesf’s appeal from the Appellate Court’s order to the Federal Superior Court (or STJ) was dismissed on jurisdictional grounds. Mendes Jr. then filed a second lawsuit in a State court in Pernambuco to order Eletrobras Chesf to pay for the actual losses incurred by Mendes Jr., and to determine the amount payable. In the enforcement proceedings, the lower court ruled in favor of Mendes Jr., but the Appellate Court ruled in favor of Eletrobras Chesf, annulling the lower court’s judgment in the enforcement proceedings. Mendes Jr. appealed this ruling of the Appellate Court to the STJ and to the Federal Supreme Court, which were rejected. At the same time, the Brazilian government also requested the STJ to permit the government to participate in the proceedings as Eletrobras Chesf’s assistant. In December 1997, the STJ decided that: (i) the second proceedings should be recommenced from the trial court phase; (ii) the Brazilian government should participate in the proceedings as Eletrobras Chesf’s assistant; and (iii) the second proceedings should be heard before Brazilian federal courts instead of the state courts to which it was originally submitted. The second proceedings recommenced in the Brazilian federal courts to determine the final amount to be paid by Eletrobras Chesf to Mendes Jr. An expert was called to determine the amount of the claim, and had his finding challenged by Eletrobras Chesf. As a consequence, the court decided to reject the expert’s opinion but fixed the criteria which should be applied to determine the amount due. Mendes Jr. has appealed, requesting that the court require Eletrobras Chesf to pay the amount determined by the expert. Eletrobras Chesf and the Brazilian government have also appealed, requesting that the lawsuit should be terminated since there is no evidence Mendes Jr. obtained loans to conclude the construction. On October 25, 2010, the Regional Federal Court of the 5 Region held the appeals filed by Eletrobras Chesf and the Brazilian government and ruled the lawsuit had no merit. Mendes Junior filed an appeal against this decision before the 5 Region Federal Court, which was denied.

Mendes Junior filed an appeal against such denial, which is currently pending judgment before the Brazilian Superior Court of Justice. The initial amount pleaded by the plaintiffs was of approximately R$ 7 billion (not considering inflation). As of December 31, 2014, we had no provisions related to this matter. Considering the decision of the Regional Federal Court of the 5 Region, the risk of loss of such litigation has been assessed as remote. See Note 30 of the Consolidated Financial Statements.

Xingó Plant “K Factor”

As of December 31, 2014, Eletrobras Chesf was also involved in litigation with the consortium responsible for building the Xingó plant (or the Xingó Consortium) and we recognized a provision of R$ 850.9 million in our consolidated financial statements. In connection with building the Xingó plant, Eletrobras Chesf and the Xingó Consortium entered into a construction agreement that was amended in 1988 to provide that an additional inflation adjustment (referred to as the “K factor”) be added to certain monetary correction payments required to be made by Eletrobras Chesf to the Xingó Consortium under the agreement. This amendment resulted in payments by Eletrobras Chesf to the Xingó Consortium that were higher than the payments that the original Request For Proposal (or RFP) for this project indicated would be paid to the successful bidder.

In 1994, Eletrobras Chesf unilaterally ceased applying the K factor to its payments to the Xingó Consortium (and consequently reduced its payments to the Xingó Consortium to the amount that Eletrobras Chesf would have had to pay if the K factor had not been applied to such payments) and filed a lawsuit against the Xingó Consortium seeking reimbursement for the additional amounts paid pursuant to the K factor adjustment, claiming that the use of an indexation system more favorable to the Xingó Consortium than the one originally provided for by the RFP was illegal under public bidding rules. The Xingó Consortium also filed a lawsuit against Eletrobras Chesf requiring full payment of the amounts due applying the K factor. Eletrobras Chesf’s lawsuit was rejected and Xingó Consortium’s lawsuit was decided favorably to the plaintiff, ordering Eletrobras Chesf to pay the amounts corresponding to the application of the K factor. Eletrobras Chesf and the Brazilian government, which is acting as the first’s assistant on the lawsuit, have appealed to the Superior Court (STJ). In August, 2010, the Superior Court granted one of those special appeals submitted by Chesf, reducing the value of the cause, which means a substantial reduction in the honorariums that may be paid in the main lawsuit. The same Superior Court rejected the remaining special appeals submitted by Chesf and the Federal Union, and therefore maintained the decision of the Pernambuco State Court, which dismissed the declaratory action filed by Chesf and granted the counterclaim submitted by the defendants, which resulted in Chesf submitting requests for clarification, which went to trial in December 2012, and were concluded in December 2013, and were all rejected.

At the same time, and since the conclusion of the processing of the fact in the ordinary instances, the defendants have been taking various initiatives before the ordinary Pernambuco State Court, to obtain enforcement of the sum requested in the counterclaim.

In August 2013, the defendants took the initiative before the 12th Civil Court of Recife, state of Pernambuco, to obtain provisional enforcement of the sums which, by their own calculations, would be the correction of the sum granted them by the Pernambuco State Court. In this case, Chesf was ordered to pay the sums in question, but submitted a “pre-enforcement challenge” (pointing out, supported by Superior Court case law, various irregularities in the procedures that would immediately disallow this provisional enforcement, without prejudice to other specific topics challenged in the calculations of the defendants themselves due to the Pernambuco State Court’s ruling). After a response from the defendants and a response from Chesf, on December 31, 2013 the process was awaiting court examination of this “challenge.” On August 22, 2014 the pre-enforcement challenge was dismissed, and the seizure via the Central Bank of Brazil electronic system of R$ 948,670 was ordered. A surety bond was offered for R$ 1.3 billion in place of the online seizure, which was accepted on August 28, 2014 by the Judge of the 12th Civil Court, who ordered the immediate release of the sum seized. An appeal filed by the Consortium caused the suspension on September 15, 2014 of the effects of the decision which ordered the release of the sum; however, on September 24, 2014, the court quashed the Requests for Clarification filed by Chesf regarding the provisional execution, for lacking the condition of admissibility, and therefore revoked the constriction measures ordered incidentally.

The Consortium filed a claim, assigned to the 6th Civil Chamber of the Pernambuco State Court on November 6, 2014. According to the second instance award published on January 13, 2015, the complaint was not acknowledged. In view of a motion for clarification filed by the defendants a new award was granted on February 3, 2015, in which the previous decision to not acknowledge the complaint was reversed. Under this new award the Court accepted the liquidation offered by the defendant with the subsequent submission of the court records to the judicial accountant for the proper calculations. Chesf filed an interlocutory appeal and an appeal for amendment of judgment in order to contest this new award granted by the Court, given that the first award had already resolved on not proceeding with the preliminary foreclosure. However, the interlocutory appeal was denied and, on April 13, 2015, the appeal for amendment of judgment was rejected under the argument that these were measures to simply postpone the effect of the award, having, therefore, the second award of the Court been maintained with the subsequent submission of the court records to the judicial accountant for the proper calculations. The Consortium submitted an interlocutory appeal which allowed the judge of the 12th Civil Court of Recife to proceed with an account pledge of R$ 1 billion, excluding attorneys’ fees. As of December 31, 2015, the Judiciary branch blocked R$ 360 million from that account. The Consortium appealed the requirement that 25% of Chesf’s revenues should be pledged and that the amount previously blocked should be released. However, the judge, and later the Pernambuco State Court, rejected this appeal.

On February 24, 2016, a new decision of the 12th Civil Court of Recife granted a request to pledge government bonds held by Chesf in order, supplement the amount that had already been blocked. The 12th Civil Court of Recife accepts preliminary procedures that seek to foreclose existing awards (“cumprimento provisório de sentença”). Under this procedure, which has been requested by the Consortium, (i) the judge approved the calculation elaborated by the judicial accountant that resulted in a preliminary principal amount award (dated as of April 2015) of approximately R$ 1.035 billion and with which Chesf disagrees; (ii) the guarantee insurance presented by Chesf, which had been accepted by the judge, was later rejected by the Pernambuco State Court; (iii) as of September 2016 financial banking assets of Chesf have been pledged in the approximate amount of R$ 500 million; and (iv) Chesf filed interlocutory appeal and a claim that are yet to be reviewed by the Pernambuco State Court. Chesf has also filed special and extraordinary appeals before the Superior Court of Justice (STJ) and before the Federal Supreme Court (STF), respectively. The special appeal is yet to be reviewed by the Superior Court of Justice (STJ) while extraordinary appeal will only be judged by the Federal Supreme Court (STF) after the Superior Court of Justice (STJ) has granted an award on the matter.

Considering the development of all of the proceedings referred to above and the appellate rulings Management, based on the opinion of its legal advisors and on calculations that took into account the suspension of payments related to Factor K and their respective monetary correction, determined it would record an R$ 850.9 million provision as of December 31, 2014 under Non-Current Liabilities.

Eletrobras Chesf – Fazenda Aldeia Litigation

The trustees of the estate of Aderson Moura de Souza and his wife commenced a suit for damages against Eletrobras Chesf with respect to 14,400 hectares of land. A lower court determined that there were grounds for the claim and ordered Eletrobras Chesf to pay R$ 50 million, corresponding to the principal amount plus interest and monetary restatement. In December 2008, Eletrobras Chesf filed an appeal with Court of Justice of the State of Bahia. On March 2009, this lawsuit was transferred to the federal courts, which nullified the order for damages. The 1st Region Federal Court partially affirmed the original order, but its decision has been suspended as one of the judges has requested more time to rule on the case. On June 30, 2011, Chesf’s appeal was granted partial relief. According to a decision published on June 24, 2011, the court rejected the plaintiff’s appeal. On September 30, 2011, a termination action was filed before the 1st Region Federal Court. On December 31, 2011, an injunction to interrupt the execution of the main proceeding was granted. As of December 31, 2014, we had not yet received the judgment of the appeal. In January 2016, the Federal Prossecutor Officer opined for the termination of the action. Eletrobras Chesf has recognized a provision of R$ 100 million in relation to this proceeding. For a further discussion of this suit, see Note 30 of the financial statements as of and for the year ended December 31, 2014.

Amazonas Energia as debtor in several energy supply agreements

Amazonas Energia is defendant in lawsuits seeking payments, fines and charges for alleged delays and defaults caused by Amazonas Energia to fulfill obligations arising from contracts with Independent Power Producers - PIE’s. These lawsuits have been caused by Amazonas Energia lack of payment or delayed payment of invoices. These lawsuits were filed against the subsidiary Amazonas Energia, and Eletrobras has been named Defendant in them because it is the guarantor and main debtor of Amazonas Energia in several energy supply agreements.

As for the claims related to this subject matter, some have been dismissed (decision favorable to Eletrobras) by lower courts while others were granted (unfavorable to Eletrobras) also by lower courts, and others are pending judgment. In the cases that were judged against Eletrobras, the company has filed appeals that are currently pending judgment.

The cases that were dismissed or have not been judged yet by lower courts had their chances of loss, considering that there is no present obligation for each of these cases and therefore no provision have been recongnized. However, the claims that were judged against Eletrobras processes had their risk rating adjusted to probable, since, as these are cases that are mainly related to the examination of facts and evidences, it is unlikely that higher courts will revert lower court decisions.

The amount recognized as a provision in December 31, 2014 was of R$ 106.7 million for Amazonas Energia and R$ 419.8million for Eletrobras. The total consolidated amount for the year 2014 is R$ 775 million.

Indemnification Claim

Indemnification claim filed by Indústrias Reunidas Raimundo da Fonte S/A due to damages caused by the flooding of the São Francisco River in 1992. We provisioned R$ 57.7 million in our 2014 consolidated financial statements. The final ruling determined a provisional enforcement, and determined that an expert should calculate the values for damages and lost profits. An expert agronomist was appointed, who had powers only to calculate the amounts to be granted in respect of consequential damages. The report was contested by Chesf, who required the judge of the 1st Civil Court to designate an accounting expert to calculate a value (even if approximate) corresponding to the loss of profits and based on the plaintiff’s activities. The plea was refused, as was an interlocutory appeal filed against such decision. A special appeal then addressed to the Superior Court of Justice was filed (which was denied by the Pernambuco State Court). Chesf appealed against that decision and such appeal was refused, causing Chesf to file a new special appeal, which was also denied in April 2014, causing the process to be res judicata. The Company has made several deposits in the judicial account in the amount of R$ 61.0 million, which have been withdrawn by the opposing party and is waiting the decision to extinct the enforcing procedure.

Eletronorte civil lawsuit

A lawsuit claiming the reimbursement of amounts paid by Sul América Companhia Nacional de Seguros (plaintiff) to Albrás Aluminio Brasileiro S.A. (“Albras”) pursuant to obligations due under insurance contracts, having the insurance company filed this lawsuit against Eletronorte.

The main arguments of the plaintiff are the following: the responsibility of the insurance claim was allegedly the interruption of the supply of electricity to the industrial complex, which is the subject of a specific contract between Albras and Eletronorte.

The main arguments of the defendant are the following: the statute of limitations should apply, absence of strict liability, no fault and unforeseeable circumstances, which are causes to exclude liability.

The ruling of the 1st instance judge upheld the request of the plaintiff and ordered Eletronorte to pay the plaintiff R$ 55.7 million, including monetary restatement pursuant to the variation of the INPC index from the date of preparation of the calculations presented in the lawsuit and interest at a rate of 1% per month since service of process. The parties submitted appeals against the decision, and the appeal filed by Eletronorte was dismissed and the Plaintiff’s appeal was upheld.

Eletronorte filed an appeal against such decision, and the decision of such additional appeal confirmed that in cases of late payments not involving individuals and upon absence of extrajudicial challenge by the party who caused the damage, the interest starts flowing from the moment service of process is made for the amounts paid administratively and, for payment of additional indemnification, from the moment service of process was made in the lawsuit filed by the insured entity against the insurers before the Justice of the State of Rio de Janeiro.

Eletronorte filed a motion for clarification, which was denied. Both the Plaintiff and Eletronorte then filed special appeals for the superior court of justice, which were admitted. The special appeals are pending distribution to higher courts. The amount involved is of R$ 229.8 million.

Explanatory Notes

For further discussion of ongoing litigation involving Eletrobras and its subsidiaries see Note 30 to our consolidated financial statements as of and for the year ended December 31, 2014

Policy on Dividend Distribution

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

The following table sets out our dividends for the periods indicated:

	Year
	2014(1)		2013(1)	2012(1)
	(R$)
Common Shares	—		0.40	0.40
Class A Preferred Shares	—	(2)	2.18	2.18
Class B Preferred Shares	—	(2)	1.63	1.63

(1)	Interest on own capital.
(2)	In the Financial Statement of 31/12/2014 there was no Declared Dividends, but in our 55th Shareholders Meeting was approved the payment of the balance the profit reserve account in the amount of R$ 26 million in favor of our Class A Preferred shareholders and Class B Preferred shareholders.This amount adjusted was paid in 2015.

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

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2010	42.00	21.00	1.141
2011	25.40	15.35	1.087
2012	19.36	6.16	2.052
2013	8.10	4.41	2.510
2014	8.60	4.57	2.607
2015	8.66	4.72	2.037

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2012	19.36	17.13	0,852
Second Quarter 2012	17.38	12.70	2,898
Third Quarter 2012	15.94	11.70	1,611
Fourth Quarter 2012	12.22	6.16	2,896
First Quarter 2013	8.10	6.13	2,330
Second Quarter 2013	6.95	4.54	2,716
Third Quarter 2013	6.34	4.41	2,615
Fourth Quarter 2013	7.55	5.69	2,365
First Quarter 2014	6.60	4.57	2,516
Second Quarter 2014	7.98	6.39	2,427
Third Quarter 2014	8.60	6.15	2,361
Fourth Quarter 2014	7.16	5.15	3,125
First Quarter 2015	6.04	4.90	1,711
Second Quarter 2015	8.66	5.88	1,189
Third Quarter 2015	6.17	4.72	1,371
Fourth Quarter 2015	6.34	4.97	1,908
First Quarter 2016	7.31	4.88	1,529
Second Quarter 2016	13.55	6.07	2,934
Third Quarter 2016	24.07	12.79	2,165

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2014	7.30	6.39	2,134
July 2014	6.95	6.15	1,861
August 2014	8.15	6.29	2,344
September 2014	8.60	6.56	2,876
October 2014	7.16	5.37	3,616
November 2014	6.11	5.21	2,933
December 2014	5.92	5.15	2,742
January 2015	5.80	5.13	1,378

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
February 2015	5.37	4.98	1,818
March 2015	6.04	4.98	1,941
April 2015	7.82	5.99	2,231
May 2015	8.66	6.45	5,458
June 2015	7.04	5.88	1,938
July 2015	6.17	5.26	1,295
August 2015	5.86	4.72	1,255
September 2015	5.53	4.81	1,567
October 2015	5.79	4.97	1,795
November 2015	6.34	5.42	2,025
December 2015	5.99	5.47	1,914
January 2016	5.82	4.88	1,454
February 2016	6.33	5.58	1,135
March 2016	7.31	5.70	1,936
April 2016	7.03	6.17	1,297
May 2016	8.20	6.95	3,290
June 2016	13.20	8.22	4,010
July 2016	17.63	12.79	2,697
August 2016	22.53	17.60	2,206
September 2016	24.07	18.90	1,589

Source: São Paulo Stock Exchange.

In the United States, our common shares trade in the form of ADS. The following table sets forth the reported high and low closing sale prices for our ADS representing common shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (common shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2014	3.32	2.91	0.754
July 2014	3.17	2.78	0.584
August 2014	3.67	2.81	0.712
September 2014	3.76	2.70	1.002
October 2014	3.02	2.21	1.348
November 2014	2.49	2.03	1.012
December 2014	2.34	1.86	0.885
January 2015	2.17	1.88	0.855
February 2015	1.97	1.74	0.615
March 2015	1.90	1.54	0.667
April 2015	2.71	1.88	1.221

	U.S.$ per ADS (common shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
May 2015	2.96	1.99	1.437
June 2015	2.20	1.86	0.501
July 2015	1.93	1.56	0.524
August 2015	1.65	1.27	0.570
September 2015	1.40	1.17	0.560
October 2015	1.48	1.23	0.548
November 2015	1.62	1.30	0.456
December 2015	1.52	1.31	0.496
January 2016	1.42	1.14	0.329
February 2016	1.60	1.37	0.362
March 2016	1.99	1.44	0.524
April 2016	2.21	1.61	0.443
May 2016	2.27	1.89	1.449
June 2016	3.94	2.32	1.014
July 2016	5.34	3.82	0.439
August 2016	6.87	5.30	0.344
September 2016	7.44	5.84	0.169

Source: New York Stock Exchange.

Offer and Listing Details – Preferred Shares

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
2010	35.19	24.67	0.790
2011	31.46	20.34	0.736
2012	27.49	7.30	1.724
2013	13.70	8.03	2.013
2014	12.64	6.25	1.768
2015	11.17	5.85	1.639

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2012	27.49	23.31	0.694
Second Quarter 2012	24.09	17.31	2.314
Third Quarter 2012	21.2	17.74	1.064
Fourth Quarter 2012	18.25	7.30	2.891
First Quarter 2013	13.70	9.69	1.961
Second Quarter 2013	12.75	8.03	2.620
Third Quarter 2013	10.47	8.11	1.873
Fourth Quarter 2013	12.00	9.88	1.587
First Quarter 2014	10.88	8.50	1.916
Second Quarter 2014	12.64	9.55	1.721
Third Quarter 2014	12.53	10.10	1.461
Fourth Quarter 2014	10.66	6.25	1.989
First Quarter 2015	8.40	5.85	1.929
Second Quarter 2015	10.60	7.29	1.737
Third Quarter 2015	9.10	6.91	1.371
Fourth Quarter 2015	11.17	8.60	1.534
First Quarter 2016	11.21	8.16	1.797
Second Quarter 2016	18.68	10.14	2.052
Third Quarter 2016	29.70	17.42	1,658

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2014	10.86	9.77	0,874
July 2014	11.45	10.15	1,045
August 2014	12.53	10.70	1,574
September 2014	12.52	10.10	1,769
October 2014	10.66	8.26	1,791
November 2014	9.16	6.99	2,144
December 2014	8.18	6.25	2,069
January 2015	8.40	6.14	1,594
February 2015	6.93	5.85	2,453
March 2015	7.76	6.18	1,817
April 2015	9.05	7.29	1,956
May 2015	10.60	9.05	2,127
June 2015	9.94	8.47	1,156

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
July 2015	9.04	8.05	1,114
August 2015	8.85	6.91	1,103
September 2015	9.10	7.51	1,908
October 2015	10.19	8.60	1,362
November 2015	11.17	9.93	2,124
December 2015	10.83	9.95	1,153
January 2016	10.14	8.16	1,640
February 2016	10.34	9.50	1,563
March 2016	11.21	9.90	2,135
April 2016	11.23	10.14	1,786
May 2016	13.51	11.65	2,034
June 2016	18.68	12.96	2,121
July 2016	22.04	17.42	1,860
August 2016	28.65	22.50	1,607
September 2016	29.70	23.87	1,512

Source: São Paulo Stock Exchange.

In the United States, our Class B preferred shares trade in the form of ADS. The following table sets forth the reported high and low closing sale prices for our ADS representing Class B preferred shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	U.S.$ per ADS (Class B preferred shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2014	4.93	4.28	0.061
July 2014	5.20	4.62	0.065
August 2014	5.65	4.70	0.119
September 2014	5.46	4.16	0.143
October 2014	4.48	3.36	0.240
November 2014	3.73	2.76	0.217
December 2014	3.06	2.33	0.215
January 2015	3.09	2.30	0.227
February 2015	2.41	2.08	0.164
March 2015	2.42	1.96	0.138
April 2015	3.04	2.16	0.342
May 2015	3.36	2.78	0.221
June 2015	3.14	2.69	0.066
July 2015	2.85	2.40	0.070
August 2015	2.56	1.94	0.078
September 2015	2.29	1.99	0.170

	U.S.$ per ADS (Class B preferred shares)		Average Daily Trading Volume
	High	Low
			(millions of shares)
October 2015	2.66	2.18	0.148
November 2015	2.99	2.53	0.194
December 2015	2.83	2.36	0.126
January 2016	2.52	1.99	0.114
February 2016	2.66	2.34	0.106
March 2016	3.08	2.53	0.062
April 2016	2.23	1.59	0.194
May 2016	3.80	3.25	0.147
June 2016	5.73	3.57	0.091
July 2016	6.87	5.24	0.214
August 2016	8.85	6.86	0.044
September 2016	9.26	7.30	0.067

Source: New York Stock Exchange.

We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the BM&FBOVESPA.

As a result, as of December 31, 2014, our capital stock was comprised of a total of 1,352,634,100 shares, of which 1,087,050,297 are common shares, 146,920 are class “A” preferred shares and 265,436,883 are class “B” preferred shares.

There are no restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil.

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment regulations which generally require, among other things, that the relevant investments have been registered with the Central Bank. Banco Santander S.A., as custodian for our common and class “B” preferred shares represented by the ADS, has registered with the Central Bank on behalf of the Depositary the common and class “B” preferred shares that it will hold. This enables holders of ADS to convert dividends, distributions or the proceeds from any sale of such common and class “B” preferred shares, as the case may be, into U.S. dollars and to remit such U.S. dollars abroad. However, holders of ADS could be adversely affected by delays in, or a refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the common and preferred “B” shares underlying our ADS.

In Brazil, there are a number of mechanisms available to foreign investors interested in trading directly on the Brazilian stock exchanges or on organized over-the-counter markets.

Under the regulations issued by the Resolution No. 4,373 issued by the National Monetary Council, foreign investors seeking to trade directly on a Brazilian stock exchange or on an organized over-the-counter market must meet the following requirements:

•	investments must be registered with a custody, clearing or depositary system authorized by CVM or the Central Bank;

•	trades of securities are restricted to transactions involving securities for acquisition or sale traded on the stock exchanges or organized over-the-counter markets authorized by the CVM, or such other cases as may be set forth in the applicable CVM regulations from time to time;

•	they must establish a representative in Brazil which must be a financial institution or an institution duly authorized by the Central Bank;

•	they must appoint at least one custodian duly authorized by the CVM; and

•	they must register with the CVM and register the inflow of funds with the Central Bank.

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

A certificate of foreign capital registration has been issued in the name of the Depositary with respect to the ADS and is maintained by Banco Santander S.A., as custodian for our common and class “B” preferred shares represented by the ADS, on behalf of the Depositary. Pursuant to such certificate of foreign capital registration, we expect that Depositary will be able to convert dividends and other distributions with respect to the common and class “B” preferred shares represented by ADS into foreign currency and remit the proceeds outside of Brazil.

In the event that a holder of ADS exchanges such ADS for common or class “B” preferred shares, such holder will be entitled to continue to rely on the Depositary’s certificate of foreign capital registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Central Bank. Thereafter, any holder of common or class “B” preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common and class “B” preferred shares, unless such holder qualifies under Resolution No. 4,373 or obtains its own certificate of foreign capital registration. A holder that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADS. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the São Paulo Stock Exchange or BM&FBOVESPA). The Rio de Janeiro Stock Exchange trades only Brazilian federal, state and municipal public debt or carries out privatization auctions. Stocks and bonds are traded exclusively on the BM&FBOVESPA. As of December 31, 2014, we had approximately 31,477 record holders.

Our ADRs are listed on the NYSE. As of December 31, 2014, we had 21,394 beneficial and 17 registered holders of ADS representing common shares and 6,716 beneficial and eight registered holders of ADS representing preferred shares. Because Eletrobras failed to file its annual reports on Form 20-F for 2014 and 2015 with the Securities and Exchange Commission (SEC) by May 18, 2016, the NYSE suspended trading of the Company’s

American Deposit Shares (“ADS”) (ticker EBR and EBR-B). The NYSE stated its intention to de-list the ADS, which Eletrobras has appealed. A hearing is scheduled for October 13, 2016. Currently our ADRs are suspended from trading on the NYSE and the NYSE is seeking to de-list our ADRs, although we are appealing the NYSE’s attempt to de-list our ADRs. During the time our ADRs are suspended from trading, they are trading on the over the counter market in the United States (the “OTC”).

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

Trading on the BM&FBOVESPA

In 2000, the trading activities of shares in Brazil were reorganized through the execution of memoranda of understanding by the Brazilian regional stock exchanges. Under the memoranda, all Brazilian shares are publicly traded exclusively on the São Paulo Stock Exchange – BM&FBOVESPA (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros).

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

Recently BM&FBovespa put in discussion changes to the Novo Mercado and Nível 2 rules, and a public hearing is ongoing to receive investors, law firms, banks and other capital markets participants’ contributions to improve the rules.

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

On September 2015, BM&FBovespa created a special corporate governance program named “Programa Destaque em Governança de Estatais” focused on state-owned publicly held companies, or state-owned companies that may issue an IPO, aiming to encourage these companies to improve their corporate governance practices.

The program intends to increase the trust in the relationship between investors and state-owned companies after the corruption episodes that occurred in Brazil. The program presents some concrete and direct measures that collaborate to decrease uncertainty regarding the management of the business as well as information disclosure, mainly regarding the public interest and its limits over the politician element related to it.

Joining the Program is voluntary and the companies can choose between two different categories according to their intended governance and disclosure levels.

In addition, on June 30, 2016, Brazilian government enacted Law No. 13,303 which establishes the rules applicable to state-owned companies, government-controlled companies and their subsidiaries, regulating Article 173 of the Brazilian Constitution of 1988 (“Law of State-owned Companies”) .

The main subject of the Law of State-owned Companies is linked to governance rules that have become applicable to state-owned and government-controlled companies, which are now forced to adopt higher standards of disclosure of technical and financial information, and to follow some specific criteria for the appointment of their officers and executives.

Among the new criteria set forth by the law, there are two highlights: the appointees are required to have an academic background and previous business experience in areas related to the business of the state-owned or government-controlled company where they would be working; and the state-owned companies are prohibited to appoint members of political parties or members of the legislative branch, as well as third parties related to them.

In addition, the law strengthens the entire governance structure and internal and external controls of state-owned and government-controlled companies, establishing the obligation for periodic public disclosure of technical and financial reports, maintenance of a statutory independent committee of internal audit, and mandatory submission to external auditing by independent audit firms, as well as by the audit bodies of public administration, such as the Federal, State and City Accounting Courts.

It was also defined by the Law of State-owned Companies the social function of state-owned or government-controlled companies, which is the promotion of the public interest related to their business, which should be guided by an efficient economic management and a rational management of resources ensuring sustainable economic growth aiming to increase the access by consumers to the products and services provided by such company, to develop national technologies in order to improve the products and provision of services and to promote environmentally sustained and socially responsible practices, always in an economically justified way.

Furthermore, the Law of State-owned Companies establishes rules about public biddings for hiring and for the execution of contracts by state-owned or government-controlled companies, aiming to increase the transparency and effectiveness of internal and external controls connected to the appropriateness of the proceedings.

Although the rule came into force immediately after its publication, the state-owned or government-controlled companies have up to 24 (twenty four) months to adapt to the new legal requirements.

Investment in our Preferred Shares by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our preferred shares, on the Brazilian stock exchange provided that they comply with the registration requirements set forth in Resolution No. 4,373 of the CMN and CVM Instruction No. 560, as of March 27, 2015. With certain limited exceptions, under Resolution No. 4,373 investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a stock, future or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our preferred shares are made through the exchange market.

In order to become a Resolution No. 4,373 investor, an investor residing outside Brazil must:

•	appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and procedures with the Central Bank and the CVM. Such representative must be a financial institution or an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;

•	through its representative, register itself as a foreign investor with the CVM and register the investment with the Central Bank;

•	appoint at least one custodian duly authorized by the CVM;

•	appoint a representative in Brazil for taxation purposes;

•	obtain a taxpayer identification number from the Brazilian federal tax authorities – Receita Federal (the Brazilian Internal Revenue); and

•	securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions involving securities for acquisition or sale in stock exchanges or organized over-the-counter markets licensed by the CVM or such other cases as may be set forth in the applicable CVM regulations from time to time.

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different to the standards applied to U.S. listed companies. Under the NYSE rules, we must comply with the following corporate governance rules: (i) we must satisfy the requirements of Rule 10A-3 of the Exchange Act, including having an audit committee (Fiscal Council) or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below; (ii) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; (iii) we must provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and (iv) we must provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

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

In addition, on June, 30, 2016, Brazilian government promulgated the Law of State-owned Companies that among other definitions, establishes minimum requirements for managers appointment, such as: I - (a) to have a minimum professional experience of ten years with public or private segment related to the intended state-owned company, or in other related segments regarding the superior managing position that he or she was appointed; or (b) to have a minimum professional experience of four years in one of such positions: superior manager position in similar companies considering the size or the business of the intended state-owned company; (b.1) to have occupied trustily positions or functions equal to and DAS-4 or superior in the public segment; (b.2) have been teacher or researcher in subjects related to the intended state-owned company business; (b.3) to have a minimum self-employed professional experience of four years in activities direct or indirectly related to the intended state-owned company business; (c) to have academic degree in areas that regard the intended state-owned company business; II – do not fall under the the non-admission hypothesis; and III – do not be declared ineligible regarding Complementary Law No. 64 of 1990.

Although the Law of State-owned Companies came into force immediately after its publication, the state-owned companies have up to 24 (twenty four) months to adapt to the new legal requirements. Regardless of this fact, the last election of our members of the Board of Directors and of our Executive Officers fully complied with these rules.

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

The Law of State-owned Companies establishes that state-owned companies must have an Internal Committee to monitor and evaluate the appointment proceedings and the fulfillment of the minimum requirements for the new management members.

Although the Law of State-owned Companies came into force immediately after its publication, the state-owned companies have up to 24 (twenty four) months to adapt to the new legal requirements.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that: (i) is composed of a minimum of three independent directors who are all financially literate; (ii) meets the SEC rules regarding audit committees for listed companies; (iii) has at least one member who has accounting or financial management expertise; and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies. Brazilian Corporate Law requires State-owned Companies to have a permanent Fiscal Council composed of three to five members who are elected at the general shareholders’ meeting.

In addition, the new Law of State-owned Companies establishes that state-owned companies must have an Internal Auditing Committee, which will have functions listed in the state-owned company’s bylaws, such as: (i) deciding about hiring and dismissing independent auditors; (ii) supervising the independent auditors activities, evaluating their independence, the provided service’s quality and if these services fit the company’s necessity; (iii) supervising the activities developed in the Internal Controls and Internal Auditing department and the activity of financial statements production of the state-owned company; (iv) monitoring the quality and the integrity of the internal control mechanisms and about the financial statements and releases that were disclosed by the state-owned company; (v) evaluating and monitoring the company’s risk exposures related to: (a) management pay; (b) assets utilization; and (c) expenses; (vi) evaluating and monitoring the Internal Audit Department and the thirty parties transactions fulfillment in accordance with the management; (vii) releasing an annual report regarding information about activities, results, conclusions and recommendations from the Audit Committee, registering conflictual opinions about the financial statements from the management, the Internal Audit Department and the Fiscal Council; and (viii) evaluating the reasonability of the standards about actuarial calculations, as well as actuarial results of retirement plans which was kept by pension fund when the state-owned company sponsors closed pension entities. Although the Law of State-owned Companies came into force immediately after its publication, the state-owned companies have up to 24 (twenty four) months to adapt to the new legal requirements.

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

The Law of State-owned Companies establishes that all the state-owned companies must have their own Code of Conduct which will provide guidelines and conduct standards for all the activities developed by the state-owned company. Companies must create a division to receive complaints and denouncements related to non-compliance with the Code.

Although the Law of State-owned Companies came into force immediately after its publication, the state-owned companies have up to 24 (twenty four) months to adapt to the new legal requirements.

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

History of our Capital Stock

Our share capital was R$ 31,305 million as of December 31, 2014.

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

Class “A” preferred shares, and bonus shares related to such shares, are entitled to a dividend of 8% per annum, in priority to the distribution of other dividends, to be divided equally between them. Class “B” preferred shares, and bonus shares related to such shares, are entitled to a dividend of 6% per annum, in priority to the distribution of other dividends, to be divided equally between them. An unpaid dividend is not payable in future years for Class “A” and Class “B” preferred shares. The Class “A” preferred shares and the class “B” preferred shares rank equally on a liquidation.

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

In addition, on June, 30, 2016, Brazilian government promulgated the Law of State-owned Companies that among other definitions, establishes minimum requirements for managers appointment, such as: I - (a) to have a minimum professional experience of ten years with public or private segment related to the intended state-owned company, or in other related segments regarding the superior managing position that he or she was appointed; or (b) to have a minimum professional experience of four years in one of such positions: superior manager position in similar companies considering the size or the business of the intended state-owned company; (b.1) to have occupied trustily positions or functions equal to and DAS-4 or superior in the public segment; (b.2) have been teacher or researcher in subjects related to the intended state-owned company business; (b.3) to have a minimum self-employed professional experience of four years in activities direct or indirectly related to the intended state-owned company business; (c) to have academic degree in areas that regard the intended state-owned company business; II – do not fall under the the non-admission hypothesis; and III – do not be declared ineligible regarding Complementary Law No. 64 of 1990.
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

Pursuant to Article 140 of Law 6,404, of December 15, 1976 (the “Brazilian Corporate Law”), the members of the Board of Directors shall be elected by means of Shareholders Meetings and may be removed at anytime.

Under Article 141, paragraph 4, of Brazilian Corporate Law, minority shareholders may appoint a member of the Board of Directors, as follows:

(i) holders of common shares representing at least 15% of the total common shares with voting rights may appoint one member to the Board of Directors and its respective alternate;

(ii) holders of preferred shares representing at least 10% of the total capital stock of a company may appoint one member to the Board of Directors and its respective alternate; and

(iii) if the percentages set forth in items (i) and (ii) are not met by the holders of common shares and preferred shares, holders of common shares and holders of preferred shares representing together more than 10% of the total capital of a company may jointly appoint one member to the Board of Directors and its respective alternate.

Those rights may only be exercised by shareholders that prove their continuous share ownership during the last three months prior to Eletrobras’ shareholders’ meeting.

Those rights are reflected in Eletrobras’ bylaws (as stated above) and, accordingly, are not applicable in addition to such provisions.

In addition, Article 141 of the Brazilian Corporate Law and CVM regulations determine that shareholders holding more than 5% of the voting capital are entitled to request that cumulative voting rights (voto múltiplo) so as to increase their chances of electing at least one member to the Board of Directors. Under the cumulative voting process, each voting share is entitled to a number of votes equal to the number of board seats being filled at the relevant shareholders’ meeting, such votes which can be cast to a single or more candidates. As a result of cumulative voting, controlling shareholders may be prevented from controlling all seats of the board, while minority shareholders may be allowed to appoint at least one member of that body. Shares participating in the cumulative voting process will not be counted for the purposes of appointing board members in the circumstances described in (i) through (iii) above (and vice versa).

In order to ensure that the majority of board members is elected by the controlling shareholder, Brazilian Corporate Law provides that whenever the election of board members uses cumulative voting and holders of common or preferred shares elect board members in separate elections, the controlling shareholder will always have the right to elect such board members in a number equal to the number elected by the other shareholders plus one member, even if that results in the board having more members than the number set forth in the company’s bylaws (Article 141, paragraph 7, of the Brazilian Corporate Law).

Brazilian Corporate Law also provides that, whenever cumulative voting is adopted and the general shareholders meeting removes any member from office, all members will be automatically removed from office and a new election shall take place. In other situations of vacancy, if no substitute members were elected along with effective members, the next shareholders’ meeting shall elect all members of the board.

The members of our Board of Executive Officers are appointed by our Board of Directors for a three-year term.

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

D. Exchange Controls

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADS or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADS could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADS and to remit the proceeds abroad.

Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares and other securities of Brazilian publicly-held issuers. The ADS program was approved under Annex V to Resolution No. 1,289, known as Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADS. Accordingly, the proceeds from the sale of ADS by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADS are entitled to favorable tax treatment. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

Under Resolution No. 4,373 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution No. 4,373 also extends favorable tax treatment to registered investors. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

Pursuant to the Resolution No. 4,373 foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment and which must be a financial institution or an institution duly authorized by the Central Bank; (ii) appoint at least one custodian duly authorized by the CVM; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

The securities and other financial assets held by a foreign investor pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities is restricted to transactions carried out on the stock exchanges or over-the-counter markets licensed by the CVM or such other cases as may be set forth in the applicable CVM regulations from time to time.

Registered Capital

Amounts invested in our shares by a non-Brazilian holder who qualifies under Resolution No. 4,373 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our shares. The registered capital per share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of: (i) the average price of a share on the Brazilian stock exchange on which the most shares were traded on the day of withdrawal or; (ii) if no shares were traded on that day, the average price on the Brazilian stock exchange on which the most shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

A non-Brazilian holder of shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

A certificate of registration has been issued in the name of the depositary with respect to the ADS and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by our ADS into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADS exchanges such ADS for shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such shares, unless the holder is a duly qualified investor under Resolution No. 4,373 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADS. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

If the holder does not qualify under Resolution No. 4,373 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADS. Regardless of qualification under Resolution No. 4,373, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “Item 10.E, Taxation – Material Brazilian Tax Considerations.”

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

E. Taxation

The following discussion addresses the material Brazilian and United States federal income tax consequences of acquiring, holding and disposing of our shares or ADS.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our shares or ADS and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and United States federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may have an impact on the consequences described below. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and United States federal income tax consequences to it of an investment in our shares or ADS. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, J.P. Morgan Chase Bank, N.A., as depositary, and the registered holders and beneficial owners of our ADS, and any related documents, will be performed in accordance with its terms.

Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect holders of our shares or ADS.

Material Brazilian Tax Considerations

The following discussion is a summary of the material Brazilian tax considerations regarding the acquisition, ownership and disposition of our shares or ADS by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Resident Holder). The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil.

Introduction

Pursuant to Brazilian law, foreign investors may invest in the shares under Central Bank Resolution No. 4,373.

Resolution No. 4,373 allows foreign investors to invest in Brazilian financial and capital markets, provided that some requirements therein described are fulfilled. In accordance with Resolution No. 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Pursuant to Resolution No. 4,373, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment and which must be a financial institution or an institution duly authorized by the Central Bank; (ii) register the foreign investment with the Central Bank; (iii) appoint at least one custodian duly authorized by the CVM; (iv) appoint a representative in Brazil for Taxation purposes; and (v) obtain a taxpayer identification number from the Brazilian Federal Tax Authorities (which will be requested by CVM). For more details about the requirements to be met in order to qualify as foreign investor under Resolution No. 4,373, see “Item 9.C, Markets – Investment in our Preferred Shares by Non-Residents of Brazil.”

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in stock exchanges or organized over-the-counter markets licensed by the CVM, except for such other cases as may be set forth in the applicable CVM regulations from time to time.

Income tax

For purposes of Brazilian taxation, there are two types of Non-Resident Holders of our shares or ADS: (i) Non-Resident Holders that are not resident or domiciled in a “Tax Haven” jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 17% – this rate was reduced from 20% to 17% as of December 1, 2014 – or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of our shares, are registered before the Central Bank and the CVM being able to invest in Brazil in accordance with Resolution No. 4,373 (“Registered Holder”); and (ii) other Non-Resident Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investor that are located in Tax Haven. The investors mentioned in item (i) above which are registered with the Central Bank and the CVM being able to invest in Brazil in accordance with Resolution No. 4,373, are subject to a favorable tax regime in Brazil, as described below. Nonetheless, there can be no assurance that the current preferential treatment for holders of ADS and Non-Resident Holders of preferred or common shares under Resolution No. 4,373 will continue or will not be changed in the future.

Dividends. Historically, dividends paid by a Brazilian company, such as ourselves, including dividends paid to a Non-Resident Holder, were not subject to income tax withholding in Brazil, to the extent that such amounts were related to profits generated as of January 1, 1996. Dividends related to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

On May 13, 2014, Law No. 12,973 was enacted aiming to align the taxable basis of federal taxes with the accounting basis assessed pursuant to IFRS (as adopted in Brazil since 2008). According to such law, which will generally be in effect starting in 2015, dividends distributed based on accounting profits generated in 2014 and exceeding taxable profits (ascertained in accordance with the Brazilian Generally Accepted Accounting Principles valid up to December 31, 2007, or “BR GAAP 2007”) shall be subject to withholding tax at rates of 15% (general rule) or 25% (in case the beneficiary is located in a “Tax Haven” jurisdiction), unless the taxpayer opts to be submitted to the early effects of Law No. 12,973 in 2014 – in this scenario, both accounting profits and taxable profits would be the same and no taxation would occur. As the new taxation rules are mandatory for fiscal years beginning on or after January 1, 2015, dividends that relate to profits generated on or after January 1, 2015 are not subject to withholding tax.

Capital Gains. As a general rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount received on the disposition of the assets and the respective acquisition cost. Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

(a) Sale of ADS

Gains realized outside Brazil by a Non-Resident Holder on the disposition of ADS to another Non-Resident Holder should not be subject to Brazilian tax. However, according to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, gains recognized on the disposition of assets located in Brazil by a Non-Resident Holder, whether to other Non-Resident Holders or Brazilian holders, are subject to taxation in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad. Although we believe that the ADS do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market, considering the general and unclear scope of such provisions, as well as the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil. It is important to note, however, that even if ADS were considered assets located in Brazil, investors which are resident in non-Tax Haven locations could apply for exemption of capital gain tax according to article 81 of Law No. 8,981/95.

If such argument does not prevail, it is important to mention that with respect to the cost of acquisition to be adopted for calculating such gains, Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. It is possible to sustain that the capital gains should be based on the positive difference between the cost of acquisition of the shares registered with the Brazilian Central Bank in foreign currency and the value of disposal of those shares in the same foreign currency. However, considering the unclear scope of applicable regulations, assessments have been issued adopting the cost of acquisition in Brazilian currency.

(b) Conversion of shares into ADS

The deposit of our shares in exchange for ADS may be subject to Brazilian tax on capital gains at the rate of 15%, or 25%, in the case of investors domiciled in a Tax Haven, if the acquisition cost of the shares, in the case of other market investors under Resolution No. 4,373, or the amount otherwise previously registered with the Central Bank as a foreign investment in the preferred or common shares is lower than:

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

In such case, the difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the shares calculated as set forth above will be considered to be a capital gain. Although there is no clear regulatory guidance, such taxation should not apply to the case of Non-Resident Holders registered under Resolution No. 4,373 which are not located in a Tax Haven.

(c) Conversion of ADS into shares

Although there is no clear regulatory guidance, the exchange of ADS for shares should not be subject to Brazilian tax. Non-Resident Holders may exchange ADS for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying shares in exchange for ADS, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment referred above.

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

(d) Common and Preferred shares negotiated in Brazil

Capital gains realized by Non-Resident Holder on the disposition of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	are subject to the withholding income tax at a zero percent rate, when realized by a Non-Resident Holder that (a) has registered its investment in Brazil before the Central Bank. (a Registered Holder under the regulations of Resolution No. 4,373); and (b) is not resident in a Tax Haven; and

•	are subject to income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder (including a Non-Resident Holder who qualifies under Law 4,131/62) and gains earned by Tax Haven residents that are Registered Holders. In this case, a withholding income tax of 0.005% over the sale price shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain and which will be collected by the Non-Resident Holder’s tax representative in Brazil.

Any other gains realized on the disposition of assets that are not carried out on the Brazilian stock exchange:

•	are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not a Tax Haven resident, no matter if a Registered Holder or not; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven resident, no matter if a Registered Holder or not.

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

On September 22, 2015, the Brazilian Government enacted Provisional Measure No. 692, which was subsequently converted into Law No. 13,259 on March 16, 2016. The purpose of this Law is to increase the applicable tax rate on capital gains derived by Brazilian individuals. As a consequence, this may affect the rates applicable to a non-resident holder that is not a registered holder (including a non-resident holder who qualifies under Law No. 4,131/62) with respect to transactions such non-resident holder conducts outside the Brazilian exchange markets. Law No. 13,259 provides for progressive tax rates that vary from 15% to 30%, depending on the amount of capital gain.

Any exercise of preemptive rights relating to the preferred or common shares or ADS will not be subject to Brazilian withholding income tax. Any gain on the sale or assignment of preemptive rights relating to shares by the depositary on behalf of holders of ADS will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of shares.

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

Payments of interest on own capital in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or Non-Resident Residents, including holders of ADS, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of shareholders domiciled in a Tax Haven and shall be deductible by us as long as the payment of a distribution of interest is approved by our shareholders.

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

Discussion on Low or Nil Tax Jurisdictions

On June 24, 2008, Law 11,727 was enacted establishing the concept of a “privileged tax regime.” Under this new law, a “privileged tax regime” is considered to apply to a jurisdiction that meets any of the following requirements: (i) it does not tax income or taxes income at a maximum rate lower than 20%; (ii) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) it does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions.

In addition, on June 7, 2010, Brazilian Tax Authorities enacted Ordinance No. 1,037, listing (i) the countries and jurisdictions considered Tax Haven Jurisdictions, and (ii) the Privileged Tax Regimes. According to Section 24-B of Law 9,430, as amended by Law 11.727/08, the Executive Branch is empowered to reduce or reinstate the income tax rate of 20% as the element to define a Tax Haven Jurisdiction or a Privileged Tax Regime. Recently, on November 28, 2014, Ruling n° 488/2014 was published and established that the rate of 20% is reduced to 17% in connection with countries, locations and jurisdiction aligned with international tax transparency standards, as per definition to be provided by Brazilian Federal Revenue Service. It is expected that further guidance will be provided by Brazilian Federal Revenue Service and also that the list of Tax Haven Jurisdictions and Privileged Tax Regimes be updated.

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

The inflow of foreign funds for the purchase of shares under Resolution No. 4,373 is subject to 0% IOF/Exchange rate and the same 0% rate levies on the remittance of dividends and payments of interest on shareholder’s equity. Although it is not clearly regulated, the conversion of reais into dollars for payment of dividends to holders of ADS should also benefit from the 0% IOF/Exchange rate. The inflow of funds derived from the ADS cancelation for purposes of investing in shares is also subject to a 0% rate of IOF/Exchange.

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

The conversion of shares into ADRs or shares into ADS was not taxable before November 17, 2009. Following the enactment of Decree No. 7,011 of November 18, 2009, these transactions started to be taxed by the IOF/Bonds Tax at the rate of 1.5% over the transaction value (obtained by multiplying the number of shares/units converted by its closing price at the day before the conversion, or, in the case no negotiation was made on that day, by the last closing price available). However, in view of a recent change in the applicable legislation, starting as of December 24, 2013, the rate was reduced to 0%.

Other Relevant Brazilian Taxes

Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of our shares or ADS.

Registered Capital. The amount of an investment in shares held by a Non-Brazilian Holder who qualifies under Resolution No. 4,373 and obtains registration with the CVM, or by the depositary, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the commercial market rate. The registered capital for preferred or common shares purchased in the form of ADS or purchased in Brazil, and deposited with the depositary in exchange for ADS will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for shares that are withdrawn upon surrender of ADS, as applicable, will be the U.S. dollar equivalent of the average price of preferred or common shares, as applicable, on a Brazilian stock exchange on which the greatest number of such shares, as applicable, was sold on the day of withdrawal. If no preferred or common shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of such shares, as applicable, was sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred or common shares, as applicable, is determined on the basis of the average commercial market rate quoted by the Central Bank on such date or, if the average price of such shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the shares.

A Non-Resident Holder of our shares may experience delays in effecting such action, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the Non-Resident Holder.

Material United States Federal Income Tax Consequences

The following discussion describes the material United States federal income tax consequences of purchasing, holding and disposing of our shares or ADS. This discussion applies only to beneficial owners of our ADS or shares that are “U.S. Holders,” as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the United States Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). The discussion applies only to U.S. Holders who hold our shares or ADS as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	financial institutions or insurance companies;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	real estate investments trusts, regulated investment companies, partnership or grantor trusts;

•	investors whose functional currency is not the United States dollar;

•	United States expatriates;

•	holders that hold our shares or ADS as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our shares or ADS.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for United States federal income tax purposes. Please see the discussion in “Item 10. E, Taxation – Material United States Federal Income Tax Consequences – Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding our shares or ADS or the indirect consequences to holders of equity interests in partnerships or other entities that own our shares or ADS. In addition, this discussion does not address the state, local and non-U.S. tax consequences of holding our shares or ADS.

You should consult your own tax advisor regarding the United States federal, state, local and non-U.S. income and other tax consequences of purchasing, owning, and disposing of our shares or ADS in your particular circumstances.

You are a “U.S. Holder” if you are a beneficial owner of shares or ADS and you are for United States federal income tax purposes:

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

If a partnership holds shares or ADS, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our shares or ADS should consult its own tax advisor regarding the specific tax consequences of the purchase, ownership and disposition of the shares or ADS.

Ownership of ADS in General

For United States federal income tax purposes, if you are a holder of ADS, you generally will be treated as the owner of the shares represented by such ADS. Deposits and withdrawals of shares by a U.S. Holder in exchange for ADS generally will not result in the realization of gain or loss for United States federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom receipts similar to the ADS are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADS and that would also be inconsistent with the claiming of the reduced tax rate described below applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced rate for dividends received by certain non-corporate holders could be affected by actions taken by parties to whom the ADS are released.

Distributions on Shares or ADS

The gross amount of distributions made to you of cash or property with respect to your shares or ADS, before reduction for any Brazilian taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to applicable limitations, including holding period limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders of ADS will be taxable at a maximum rate of 20.0%.

If you are a U.S. Holder, and we pay a dividend in Brazilian reais, any such dividend will be included in your gross income in an amount equal to the U.S. dollar value of Brazilian reais on the date of receipt by you or, in the case of ADS, the depositary, regardless of whether or when the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

If you are a U.S. Holder, dividends paid to you with respect to your shares or ADS will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Brazilian tax withheld on dividends may be credited against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. The rules governing foreign tax credits and deductions for non-U.S. taxes are complex and, therefore, you should consult your own tax advisor regarding the applicability of these rules in your particular circumstances.

Sale or Exchange or other Taxable Disposition of Shares or ADS

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of our shares or ADS measured by the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the shares or ADS. Any gain or loss will be long-term capital gain or loss if the shares or ADS have been held for more than one year. Long-term capital gains of certain U.S. holders (including individuals) are eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

If Brazilian tax is withheld on the sale or other disposition of a share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. Consequently, in the case of a disposition of a share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or share, as the case may be, that is not registered pursuant to Resolution No. 4,373, on which a Brazilian capital gains tax is imposed), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against United States federal income tax payable on other income from non-U.S. sources in the appropriate income category. Alternatively, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any non-U.S. taxes paid during the taxable year.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the non-U.S. corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, we do not believe the shares or ADS were for the preceding taxable year nor do we expect them to be, shares of a PFIC for United States federal income tax purposes. However, the determination of whether the shares or ADS constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of our income and assets from time to time, as well as certain items that are not directly in our control, such as the value of our shares and ADS and involve the application of complex tax rules the application of which to our business is not always entirely clear, no assurances can be provided that we will not be considered a PFIC for the current or any past or future tax year.

If we are treated as a PFIC for any taxable year during which you are a U.S. Holder, various adverse consequences could apply to you. Neither gains nor dividends would be subject to the reduced tax rates discussed above that are applicable in certain situations. Rather, gain recognized by you on a sale or other disposition of the shares or ADS would be allocated ratably over your period for the shares or ADS. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on such tax as if it had not been paid from the original due date for your tax return for such year. Further, any distribution in respect of shares or ADS in excess of 125 percent of the average of the annual distributions on shares or ADS received by you during the preceding three years or, if shorter, your holding period would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. In any case, you would be subject to additional U.S. tax form filing requirements.

Backup Withholding and Information Reporting

In general, dividends on our shares or ADS, and payments of the proceeds of a sale, exchange or other disposition of shares or ADS, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the holder: (i) establishes, if required to do so, that it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and has not lost its exemption from backup withholding has occurred.

You can credit amounts withheld under these rules against your United States federal income tax liability, or obtain a refund of such amounts that exceed your United States federal income tax liability, provided that the required information is furnished to the IRS.

You should consult your own tax advisors concerning any U.S. reporting requirements that may arise out of your ownership or disposition of ADS or shares in light of your particular circumstances. The penalty for failing to comply with reporting requirements can be significant.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The risks inherent in our market sensitive instruments are potential losses that may arise from adverse changes to interest rates and/or foreign exchange rates. We are subject to market risk resulting from changes in interest rates because such changes may affect the cost at which we obtain financing. We are subject to exchange rate risk with respect to our debt denominated in foreign currencies. We are also subject to the risk of volatility in the equity markets due to our investments in our affiliates and investments held at fair value.

Interest Rate Risks

As of December 31, 2014, our total indebtedness was R$ 39,530 million, of which 54%, or R$ 21,470 million, was linked to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI (24.0% of our indebtedness), (ii) TJLP (15.0% of our indebtedness), (iii) LIBOR (8.0% of our indebtedness) and (iv) SELIC (7.0% of our indebtedness).

Exchange Rate Risks

As of December 31, 2014, approximately 30% of our total consolidated indebtedness of R$ 39,539 million was denominated in foreign currencies. As of December 31, 2014, total consolidated indebtedness denominated in foreign currencies R$ 11 billion, or approximately 29% of our total debt was denominated in U.S. dollars.

As a defense measure against these exposures Eletrobras has a Financial Hedge Policy, which has been approved by its Board of Executive Officers on October 30, 2009.

This policy contains a priority ranking, which emphasizes structural solutions by contemplating the natural balance of exposed positions.

Later, operations with other types of financial instruments may also be analyzed. Finally, the transactions with financial derivatives are analyzed, which will only be carried out in a complementary way and with the sole purpose of protecting those assets and liabilities indexed to Eletrobras and to its subsidiaries which evidence mismatches and which cannot constitute financial leverage or third parties lending operation.

With respect to the interest rate risk, much of the exposure to Libor was mitigated through derivative transactions in 2011 and 2012, and whose residual exposure is being reduced over time. As for the other floating rates to which the company is exposed, Eletrobras performs, in line with its Financial Hedge Policy, ongoing assessments of the risks of existing interest rates in order to ascertain the need to carry out new hedging transactions to mitigate the risks that are deemed relevant. However, there is no expectation that there will be a significant change in the Company’s exposure to interest rates.

With respect to the exchange rate risk, the company has has been privileging over the years the structural solution to mitigate the risk through foreign funding (between 2009 and 2011), thus substantially reducing the exchange rate risk to which Eletrobras was exposed. As a result, the main focus of this risk for the company has been having its cash flows in foreign currency. For that purpose, Eletrobras permanently asseses the need to conduct operations to mitigate the exchange rate risks that are deemed relevant. For the last fiscal year it is important to stress that (i) the USD 300 million bonds that expired on November 2015 consisted of the most relevant factor under the exchange rate risk, and (ii) no significant change is expected in the company’s risk level for the next fiscal year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.D.	American Depositary Shares

Fees payable by the holders of our ADS

J.P. Morgan Chase Bank, N.A. serves as the depositary for both of our common and preferred ADS. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below:

Depositary Action	Associated fee

Issuance, delivery, reduction, cancellation or surrender of ADS	U.S.$ 5.00 per 100 ADS

Any cash distribution to registered ADS holders	U.S.$ 0.02 (or less) per ADS

Transfer rates (to the extent not prohibited by the rules of the primary stock exchange upon which the ADS are listed)	U.S.$ 1.50 per ADR or ADRs

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR program. From January 1 to December 31, 2014, our depositary bank reimbursed us the amount of U.S.$ 2.7 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of the year ended December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2014, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described below.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992) in “Internal Control – Integrated Framework.” In 2015 the Company implemented COSO (2013) Internal Control – Integrated Framework.

Eletrobras acquired CELG Distribuição S.A – (“CELG – D”) during 2014, and management excluded from its assessment of the effectiveness of Eletrobras’ internal control over financial reporting as of December 31, 2014, CELG – D’s internal control over financial reporting associated with total assets of R$ 4,393,728 thousand and total revenues of R$ 1,259,151 thousand included in the consolidated financial statements of Eletrobras and subsidiaries as of and for the year ended December 31, 2014. Our assessment of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of CELG – D.

Based on this assessment, our management concluded that, as of December 31, 2014, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were:

1 - We did not maintain an effective control environment over the financial reporting process, specifically regarding the lack of timely remedial actions related to previous years;

2 – We did not maintain adequate controls regarding the preparation of the financial statements and related disclosures (at Eletrobras), including the review of the leasing process in one of the energy distribution subsidiaries (Amazonas Energia) and, finally, the monitoring of the financial situation and the related accounting reflects of the transactions made with suppliers (Furnas);

3 - We did not maintain effective internal controls to ensure the completeness and accuracy of the deposits and judicial claims, including periodic reviews and update of the expected losses to the year end.

4 - We did not maintain effective internal controls regarding the adequate monitoring of the investments in specific purpose entities (SPEs), as well as for the related parties transactions, including failure to identify and monitor the physical and financial execution of the relevant investment projects evaluated under the equity method, lack of technical and financial terms review related to construction contracts before the bid process, adequate analysis of the proposals made by suppliers and lack of evaluation and monitoring of progress and budget of projects;

5 - We did not have effective internal controls over the Risk, Corruption Prevention and Compliance Program, considering the requirements of the North American legislation (FCPA - Foreign Corrupt Practices Act) and also of the Brazilian legislation (Law 12,846/2013 - anti-corruption law);

6 - We did not maintain adequate internal controls that would avoid management override to the high level controls, including failure to communicate and to obtain adherence to the ethical values prescribed in the Company’s code of conduct, and an ineffective whistleblower channel due to inadequate comprehensiveness controls;

7 – We did not maintain effective controls related to payments and capitalization of fixed assets, that would result in future economic benefits as well as the approvals related to internal controls over the capitalization process.

Remediation of Material Weakness

We hired external consultants to assist us with the tests performed by our management, to remedy material weaknesses and to review internal controls in order to comply with Section 404a of the Sarbanes-Oxley Act, encompassing all companies included within the scope of this certification. We highlight that the tests conducted by our management are independent to the tests conducted by our external auditor. Accordingly, our management has assessed a broader set of internal controls than those reviewed by our external auditor.

In order to remedy the material weakness related to the significant number of deficiencies on reporting of financial information that have not been corrected in a timely manner, Eletrobras strengthened, together with its subsidiaries, the importance of appointing individuals to be in charge of the internal control environment throughout its different business areas and has also set targets for such areas’ managers. Additionally, with a view of reducing the existing deficiencies, the Eletrobras companies are promoting actions in corporate governance, risk management and management of internal controls areas. We are currently implementing plans to address these qualitative and quantitative deficiencies. Eletrobras is restructuring its operational structure, as well as changing its corporate governance process. The new Board of Directors and the new CEO will seek to make the company more ethical and efficient by focusing on five main priorities: ensuing financial sustainability of the company; pursuing operational excellence; strengthening corporate governance; focusing on generation and transmission; and disposing of non-core assets.

To remedy the material weaknesses in internal controls which ensure the review/proper monitoring of the preparation of financial statements and related disclosures, and to remedy the deficiencies related to monitoring the financial situation and accounting effects related to transactions with suppliers in Furnas, Eletrobras is implementing an integrated procurement process and contract management to reduce the risk of not timely identifying accounting adjustments caused by the failure from suppliers to deliver goods and services. Since year-end 2014 Amazonas Energia updated, its controls over the leasing process, thereby eliminating this material weakness in 2015. The Company, with the support of specialized external consultants, is implementing an organizational structure that includes the redesign, standardization and centralization of transactional processes and decision making, which we believe will positively impact our accounting and financial statement disclosure controls and procedures.

Eletrobras management has worked, together with its subsidiaries, to remedy the deficiencies related to judicial deposits by implementing a set of controls and initiatives to eliminate this material weakness. Remediation actions taken by the management have already impacted the 2015 fiscal year, and this material weakness was no longer reported in 2015. Inconsistent data regarding judicial deposits have been identified and corrected, and we are currently implementing this redesigned process.

Efforts to remedy the deficiencies regarding the material weakness related to controls to ensure the proper monitoring of the SPEs investments are currently ongoing, including implementation of integrated SPE management process. We are also implementing an action plan to ensure that related party and other unusual transactions are carried out by the Eletrobras companies in accordance with the Company’s policies, regulations and procedures, as well as current regulations (PCAOB AS 18, CVM 552 and Law No. 13,303/2016), and that these transactions are properly classified and reported in financial statements. At the end of 2015 the Company issued a SPE Manual describing and guiding the main practices on how to make and manage new investments. For pre-existing investments we are performing a gap analysis of the provisions of existing shareholders’ agreements with those described in the SPE Manual to the Board of Directors’ decision.

We have been improving and enhancing our compliance program, in order to remedy the related material weakness, according to the FCPA’s requirements and the Brazilian Anticorruption Law. Throughout 2015 and 2016 we have implemented a series of steps to increase the sophistication and effectiveness of our compliance program.

The “Eletrobras 5 Dimensions Compliance Program” is a company-wide plan that we are developing and implementing in order to comply with international corporate governance standards, laws and regulations, including the U.S. Sarbanes-Oxley Act of 2002, the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), the Brazilian Anticorruption Law (Law no. 12,846/2013), Law of Government-Controlled Companies (Law no. 13,303/2016), the rules and guidelines issued by the SEC, CVM, the Brazilian Institute of Corporate Governance (IBGC) and the OECD, among others. A summary of the program is discussed below:

1.	Development of Company Culture:

(a)	Setting the “tone at the top.” We have made significant management and governance changes during 2016, including turning over the membership of the entire Board of Directors, hiring a new CEO with extensive industry experience, creating an independent compliance structure and appointing a Chief Compliance Officer. The Compliance Officer reports to the CEO and to the board of directors, which approves compliance measures and internal regulations, as well as sponsoring the meetings and training sessions to support for compliance related initiatives.

(b)	Creation of an Executive Compliance Commission within Eletrobras, led by the Compliance Officer, compliance managers and officers of all subsidiaries. On a weekly basis, the Executive Compliance Commission liaises internally with our subsidiaries to implement and improve our compliance program.

2.	Periodic Risk Assessment:

The performance of the annual risk assessments of fraud, corruption, legal, human resources, financial issues and operational performance take into account the update and review of an array of corporate risks. The Holding’s Executive Office prioritizes the most relevant risks and establishes action plans to recommend controls or to improve existing controls in order to mitigate these risks. Monitoring of the effectiveness of mitigation is ongoing throughout the process. Our Compliance Program takes into account the areas that are more exposed to corruption risk, which are then subject to structuring and implementation of the related controls.

3.	Policies and Procedures:

(a)	Reporting Channel: we have our own reporting channel that assures anonymity and confidentiality of whistleblowing and other internal reporting. The channel is managed by the Ombudsman and the complaints are handled by different committees depending on their nature (aspects of conduct, ethics and corruption). Monthly reports of management and how complaints are dealt with are issued and submitted to the Fiscal Council (adapted to the Audit Committee functions). We are currently reviewing the process design to receive, treat and answer complaints, seeking to improve their effectiveness and attractiveness by contracting a specialized third party channel and establishing a policy of consequences.

(b)	Code of Ethics and Compliance Program Manual (and its orientation guidelines related to audience segments): the Code of Ethics and Conduct Commitments are in final phase of regulatory update to strengthen the aspects related to the Corporate Integrity. The Compliance Program Manual establishes the guidelines of the program as well as its management and internal and external application. We have produced the second version of the Compliance Manual, which contains guidelines for employees, management and members of the Fiscal Council.

(c)	Contractual Provisions / Due Diligence: our contractual arrangements with third parties have compliance provisions to Brazilian and North American anti-corruption legislation. We are currently structuring and implementing forms, statements and other due diligence procedures for major third-party groups.

(d)	Background Check: analyses are made on integrity as well as on requirements and impediments to select our officers and members of our Board of Directors, its subsidiaries and affiliated SPEs, according to the provisions of Law of Government-Controlled Companies (Law no. 13,303/2016).

(e)	Special Purpose Entities (SPE) Manual: We created, at the end of 2015, an SPE manual describing and providing guidance on the main practices of constitution and management of new investments. For pre-existing investments we are performing a gap analysis of the provisions of existing shareholders’ agreements with those described in the SPE Manual to be delivered to the Board of Directors.

4.	Promotion and Training:

We provide periodic training of employees and executives, as well as disseminating the Compliance Program Manual, materials and policies to all employees and third parties of Eletrobras companies, including suppliers and partners. We have also provided courses on “Eletrobras 5 Dimensions Compliance Program” to certain employees (based on the level of exposure to corruption risk) at Universidade Corporativa and organized seminars at our subsidiaries. We have also developed a web-based training program on ethics and compliance for all employees.

5.	Continuous monitoring, remediation and application of penalties:

(a)	Internal Audit: The Annual Internal Audit Plan is set based on corporate risk matrix and provides the annual test evidence on quality and effectiveness of the Compliance Program.

(b)	Data System Integration: each entity within the Eletrobras group must follow strict accounting records and controls that allow timely presentation of accurate financial statements. A program to integrate data in one single database is currently ongoing as well as standardization of policies and procedures by means of which security and integrity of internal controls over financial reporting is strengthened.

(c)	In 2015, in response to media reports of illegal activities, the Board of Directors created an independent special commission to oversee the Internal Investigation together with an experienced investigations team led by international law firm, Hogan Lovells.

In relation to the material weakness of management overriding controls, we believe that the creation of the Compliance Officer and the consolidation of our compliance program will strengthen our internal controls as we strengthen our actions of corporate governance and business ethics.

Furthermore, we are implementing procedures, including integrated procurement and contractual management practices to remedy the deficiencies regarding the material weakness related to controls to ensure the proper monitoring of payments and capitalization of fixed assets are currently ongoing with an implemention of the integrated procurement and contract management process.

Independent Investigation As a response to allegations of potential illegal activities appearing in the media in 2015 relating to companies that provide services to the Company’s subsidiary Eletrobras Termonuclear S.A. – Eletronuclear, a subsidiary of Centrais Elétricas Brasileiras S.A., (“Eletronuclear”) (specifically, “NTU Angra 3” nuclear power plant), and to certain SPEs that Eletrobras holds a minority stake, Eletrobras’ Board of Directors, although not required to do so, hired the law firm Hogan Lovells US LLP on June 10, 2015 to undertake an independent internal investigation for the purpose of assessing the eventual existence of irregularities, including violations of the U.S. Foreign Corruption Practice Act (FCPA), the Brazilian Anticorruption Law and the Eletrobras’ code of ethics (the “Independent Investigation”).

The independent investigation is subject to oversight by an Independent Commission, whose creation was approved by Eletrobras’ Board of Directors in 2015. This Commission is composed of Ms. Ellen Gracie Northfleet, a former judge of the Brazilian Supreme Court, Mr. Durval José Soledade Santos, a former director of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), and Dr. Manuel Jeremias Leite Caldas, representative of minority shareholders.

Eletrobras, Hogan Lovells and the Independent Commission have been closely monitoring the investigations and cooperating with Brazilian and United States authorities, including Federal Courts (Justiça Federal); Federal Prosecutors’ Office (Ministério Público Federal or “MPF”); Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”); Council for Economic Defense (Conselho Administrativo de Defesa Economica or “CADE”) United States Department of Justice (“DOJ”), United States Securities & Exchange Commission (“SEC”), among others, and have responded to requests for information and documents from these authorities.

Eletrobras evaluated the contracts with irregularities identified under the investigations and, when applicable, suspended the contract. Eletrobras took the applicable administrative measures in relation to employees and officers involved in the irregularities identified by the investigation, including, when applicable, the suspension and termination of the employment agreement.

On April 29, 2015, the Federal Police commenced the “Radioactivity Operation” phase of Operation “Lava Jato”, which resulted in the imprisonment of a former officer of our subsidiary Eletrobras Termonuclear S.A – Eletronuclear. This former officer was sentenced to 43 years of prison, by the judge of the 7th Federal Criminal Court, for passive bribery, money laundering, obstruction of justice, tax evasion and participation in a criminal organization. On July 6, 2016, the Federal Police commenced “Operation Pripyat”, in which the Federal Police served arrest warrants issued by the judge of the 7th Federal Court of the District of Rio de Janeiro against former officers, officers who had already been suspended by Eletrobras’ Board of Directors as well as other parties. Formal charges of corruption, money laundering and obstruction of justice were filed against such former officers by Federal Prosecutors on July 27th, 2016. Eletrobras is assisting the prosecution in these criminal proceedings.

In accordance with Eletrobras’s code of ethics, we do not tolerate corruption or other any illegal business practices of our employees, contractors or suppliers, and, accordingly, we have undertaken the corporate governance and compliance initiatives described in this Form 20-F.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Luis Felipe Vital Nunes Pereira, a member of our Fiscal Council, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Fiscal Council, see “Item 6.C, Board Practices – Fiscal Council.”

ITEM 16B. CODE OF ETHICS

On June 15, 2010, we adopted a code of ethics that applies to all our employees, including our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to directors and other officers. The objective of this code is: (i) to reduce the possibility of the misinterpretation of ethical principles as a result of subjective, personal interpretation; (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests; (iii) to provide a standard for our internal and external relationships with our shareholders, investors, clients, employees, partners, suppliers, service providers, labor unions, competitors and society, the government and the communities in which we operate; and (iv) to ensure that daily concerns with efficiency, competitiveness and profitability do not override ethical behavior. The Code of Ethics is being updated to strengthen the aspects related to the Corporate Integrity, and its latest version will become available by the end of 2016. Our code of ethics is available free of charge by requesting a copy from our Investor Relations Department at the following address or website: Avenida Presidente Vargas, 409, 9th Floor, Edifício Herm. Stolz, CEP 20071-003 Rio de Janeiro, RJ, Brazil; telephone: +55 21 2514 6331 or +55 21 2514 6333; fax: +55 21 2514 5964; e-mail: invest@eletrobras.com or http://www.eletrobras.com/elb/data/Pages/LUMISB877EC49ENIE.htm.

We also created, in 2008, a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is directly and monthly reported to the Fiscal Council), regarding any “dishonest or unethical conduct,” “accounting, internal accounting controls, or auditing matters” and any equally confidential and anonymous submissions of “concerns” of the same type by our employees and associates. The “whistleblower channel” can be accessed through our website or by letter sent to our headquarters marked for the attention of our Fiscal Council.

In 2015 we improved our process in order to report all the complaints directly to the Fiscal Council. In 2015 and 2016, respectively, 30 and 63 issues related to fraud and corruption conduct were reported to different channels, being eleven reported through the “whistleblower channel”. None of them had financial impact on our results of operations. We have not granted any implicit or explicit waivers from any provision of our code of ethics since its adoption.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided to Eletrobras by PricewaterhouseCoopers Auditores Independentes and KPMG Auditores Independentes, as applicable, during the fiscal years ended December 31, 2014 and 2013.

	2014[1]	2013[2]
	(R$)
Audit Fees	12,009,016.00	18,591,123.11
Audit-Related Fees	—	455,748
Tax Fees	—	—
All Other Fees	—	—

Total	12,009,016	19,046,871.11

(1)	2014 fiscal year audit performed by PricewaterhouseCoopersAuditores Independentes and KPMG Auditores Independentes;
(2)	2013 fiscal year audit performed by PricewaterhouseCoopersAuditores Independentes in amount of R$ 18,591 million; R$ 455,748 performed by KPMG Auditores Independentes relating to 2012 Sustainability Report in the amount of R$ 409,000, and 2013 Itaipu fiscal year audit in the amount of R$ 46,748.

Audit Fees

Audit fees consist of the aggregate fees billed by KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes, in connection with the audits of our annual consolidated financial statements and internal controls, interim reviews of our quarterly financial information comfort letters, procedures related to the audit of income tax provisions in connection with the audit and the review of our consolidated financial statements.

Tax Fees

No audit-related fees were paid to KPMG Auditores Independentes or PricewaterhouseCoopers Auditores Independentes, our prior auditors, for the fiscal years ended December 31, 2014, 2013 and 2012.

All Other Fees

No other fees were paid to KPMG Auditores Independentes or PricewaterhouseCoopers Auditores Independentes, our prior auditors, for the fiscal years ended December 31, 2014, 2013 and 2012.

Fiscal Council Pre-Approval Policies and Procedures

The Fiscal Council recommends to the Board of Directors for approval, the entity to be hired to provide independent audit services to Eletrobras and our subsidiaries and their compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is subject to previous approval of the audit committee in respect to compliance with independence rules. For more information regarding our Board of Directors and Fiscal Council, see “Item 6.C. Board of Directors Practices.”

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

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 9.C, Markets – Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1. Madeira Energia S.A. and Energia Sustentável do Brasil Participações S.A. constituted significant subsidiaries in 2014 under Rule 3-09 of Regulation S-X, and, accordingly, we are filing financial statements for 2014, 2013 and 2012 of Madeira Energia S.A. and Energia Sustentável do Brasil Participações S.A. as part of this annual report beginning on page F-288.

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

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

October 11, 2016	By:	/s/ Wilson Pinto Ferreira Junior
		Name:	Wilson Pinto Ferreira Junior
		Title:	Chief Executive Officer

	By:	/s/ Armando Casado de Araújo
		Name:	Armando Casado de Araújo
		Title:	Chief Financial and Investor Relations Officer

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013 and January 1, 2013, and for each of the years in the three-year period ended December 31, 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Centrais Elétricas Brasileiras S.A. - Eletrobras:

We have audited the accompanying consolidated balance sheet of Centrais Elétricas Brasileiras S.A. - Eletrobras and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of profit and loss, comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Madeira Energia S.A (a 39.00 percent owned investee company). The Company’s investment in Madeira Energia S.A at December 31, 2014 was R$ 2,724,068 thousand, and its equity in net loss of R$ 861,144 thousand for the year ended December 31, 2014. The financial statements of Madeira Energia S.A. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A. based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. - Eletrobras and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As further described in Note 15 to the consolidated financial statements, the subsidiaries of the distribution segment and the power generations subsidiaries Eletrobras Termonuclear S.A. (Eletronuclear) and Companhia de Geração Térmica de Energia Elétrica (CGTEE) have continued to incur operating losses and have current liabilities in excess of current assets, and the associates Madeira Energia S.A., Energia Sustentável do Brasil Participações S.A., Manaus Transmissora de Energia S.A. and Teles Pires Participações S.A. have current liabilities in excess of their respective current assets on December 31, 2014. The financial statements of these subsidiaries and associates have been prepared assuming these subsidiaries and associates will continue as a going concern. The Company’s consolidated financial statements to not include any adjustments that might result from the outcome of this uncertainty.

As further described in Note 4.XI to the consolidated financial statements, the Company is a defendant in two class action lawsuits initiated in the United States of America that alleges, among other things, that the Company and the individual defendants knew or should have known about alleged fraud committed against the Company by a cartel of construction firms, as well as bribes and kickbacks allegedly solicited and received by the Company’s employees; that the Company and the individual defendants made material misstatements and omissions regarding the alleged fraud; and that the Company’s stock price declined when the alleged fraud was disclosed. Although no provision has been made in the Company’s consolidated financial statements, the ultimate outcome of these legal proceedings could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows in the future. The Company´s net loss for the year ended December 31, 2014 was increased by R$ 154,147 thousand as a result of previously capitalized costs, net of impairment charges and investment on equity method investee which have been written off, representing the estimated cumulative amounts linked to unlawful activities that Eletrobras subsidiaries and associate overpaid for the acquisition of property, plant and equipment for periods prior to 2015.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 11, 2016 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes

Rio de Janeiro, Brazil

October 11, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Centrais Elétricas Brasileiras S.A. - Eletrobras:

We have audited Centrais Elétricas Brasileiras S.A. - Eletrobras’s (“Company” or “Eletrobras”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Eletrobras’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to (i) previous internal control deficiencies remediation; (ii) the financial statement preparation process; (iii) judicial deposits and legal lawsuits; (iv) SPEs and related party transactions; (v) risk, corruption prevention and compliance program monitoring ; (vi) management review controls; and (vii) improper payments and capitalization of costs; have been identified and included in management’s assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Eletrobras. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements, and this report does not affect our report dated October 11, 2016, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effects of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, Centrais Elétricas Brasileiras S.A. - Eletrobras has not maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Eletrobras acquired CELG Distribuição S.A – (“CELG – D”) during 2014, and management excluded from its assessment of the effectiveness of Eletrobras’ internal control over financial reporting as of December 31, 2014, CELG –D’s internal control over financial reporting associated with total assets of R$ 4,393,728 thousand and total revenues of R$ 1,259,151 thousand included in the consolidated financial statements of Eletrobras and subsidiaries as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of Eletrobras also excluded an evaluation of the internal control over financial reporting of CELG – D.

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2014, relative to the aforementioned material weaknesses in internal control over financial reporting.

/s/ KPMG Auditores Independentes

Rio de Janeiro, Brazil

October 11, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To board of directors and shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras:

In our opinion, the consolidated balance sheets as of December 31, 2013 and January 1, 2013 and the related consolidated statements of profit and loss, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013 and 2012, present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. - Eletrobras and its subsidiaries at December 31, 2013 and January 1, 2013, and the results of its operations and its cash flows for the years ended December 31, 2013 and 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

April 30, 2014

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 and 2013 and January 1, 2013

( in thousands of Reais )

ASSET	NOTE	12/31/2014	12/31/2013 Revised, see note 3.29	01/01/2013 Revised, see note 3.29

CURRENT
Cash and cash equivalents	5	1,407,078	3,597,583	2,501,515
Restricted cash	5	1,743,525	879,801	3,509,323
Marketable Securities	6	3,730,345	6,095,908	6,352,791
Accounts Receivables	7	4,427,216	3,587,282	4,082,695
Financial assets - Concessions and Itaipu	17	3,437,521	1,168,002	318,293
Loans and financing	9	2,696,021	2,838,503	2,611,830
Fuel consumption account - CCC	25	521,964	1,275,334	1,240,811
Equity interest remuneration	10	289,574	268,060	167,197
Recoverable Taxes	11	900,431	839,767	1,498,726
Income tax and social contributions	11	762,726	1,940,005	1,227,005
Reimbursement rights	12	3,673,639	10,910,073	7,302,160
Inventories		512,614	614,607	446,157
Nuclear fuel inventory	13	340,319	343,730	360,751
Indemnifications - Law 12,783/2013	8	3,738,295	3,476,495	8,882,836
Derivative financial instruments	43	124,635	108,339	249,265
Other Receivables		2,245,290	1,136,344	1,118,481

TOTAL CURRENT ASSETS		30,551,193	39,079,833	41,869,836

NON CURRENT
Reimbursement rights	12	6,129,423	1,669,583	901,029
Loans and financing	9	11,988,543	12,335,838	12,932,963
Accounts Receivables	7	1,743,504	1,522,621	1,256,685
Marketable Securities	6	224,734	192,580	400,370
Nuclear fuel inventory	13	661,489	507,488	481,495
Recoverable taxes	11	2,538,131	1,990,527	1,737,406
Income tax and social contributions	11	2,467,631	3,010,574	4,854,337
Guarantees and restricted deposits		3,808,155	2,877,516	2,691,114
Fuel consumption account - CCC	25	3,944	16,275	521,097
Financial assets - Concessions and Itaipu	17	28,969,262	23,704,037	22,915,696
Derivative financial instruments	43	135,276	107,816	223,099
Advances for future capital increases	14	1,140,633	490,429	70,423
Indemnifications - Law 12,783/2013	8	—	2,019,684	5,554,435
FUNAC reimbursement		595,445	—	—
Other Receivables		1,070,214	618,508	647,682

		61,476,384	51,063,476	55,187,831
INVESTMENTS
Equity Method	15	18,608,682	15,973,126	13,237,364
Held at fair value	15	1,370,371	1,441,867	1,439,786

		19,979,053	17,414,993	14,677,150

FIXED ASSETS	16	31,105,548	30,247,505	29,714,848

INTANGIBLE ASSETS	18	1,365,371	788,582	1,204,563

TOTAL NON CURRENT ASSETS		113,926,357	99,514,556	100,784,392

TOTAL ASSETS		144,477,550	138,594,389	142,654,228

www.eletrobras.com

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 and 2013 and January 1, 2013, Continued

( in thousands of Reais )

LIABILITIES AND SHAREHOLDERS´ EQUITY	NOTE	12/31/2014	12/31/2013 Revised, see note 3.29	01/01/2013 Revised, see note 3.29

CURRENT
Loans and financing	22	4,931,531	1,969,765	1,337,279
Debentures	23	325,732	12,804	1,305
Financial liabilities	17	—	—	787,115
Compulsory loans	24	50,215	7,935	12,298
Suppliers	20	7,489,134	7,740,578	6,423,074
Advances from clients	21	501,572	511,582	469,892
Taxes payable	26	1,168,168	839,426	814,422
Income tax and social contributions	26	18,138	15,262	313,888
Fuel consumption account - CCC	25	301,471	941,285	1,369,201
Shareholders’ Compensation	28	64,402	528,204	3,952,268
Accounts Payable to Brazilian Federal Treasury		—	39,494	131,047
Estimated liabilities		1,174,679	1,288,713	1,173,678
Reimbursement obligations	12	702,728	8,377,400	5,988,698
Post-employment benefits	29	258,898	265,082	127,993
Provisions for contingencies	30	32,082	23,654	28,695
Regulatory Fees	27	930,297	714,862	654,230
Leasing		74,507	67,165	60,548
Concessions payable - use of public asset		3,645	3,567	1,870
Derivative financial instruments	43	26,573	262,271	185,031
Other payables		1,230,236	2,011,256	1,399,559

TOTAL CURRENT LIABILITIES		19,284,008	25,620,305	25,232,091

NON CURRENT LIABILITIES
Loans and financing	22	34,607,594	30,506,522	25,292,871
Accounts payable to Brazilian Federal Treasury		—	—	37,072
Suppliers	20	10,047,367	791,293	—
Debentures	23	434,191	205,878	68,015
Advances from clients	21	718,451	776,252	830,234
Compulsory loans	24	469,459	358,905	321,894
Asset decommission Obligation	31	1,314,480	1,136,342	988,490
Operational provisions		—	1,061,490	1,005,908
Fuel consumption account - CCC	25	474,770	455,455	2,401,069
Provisions for contingencies	30	13,091,867	5,695,104	5,100,389
Post-employment benefits	29	2,001,268	1,218,688	2,774,791
Provisions for unfunded liabilities		97,449	—	—
Onerous contracts	33	1,130,201	3,244,335	5,155,524
Reimbursement obligations	12	2,529,893	2,317,708	1,801,059
Leasing		1,252,154	1,326,662	1,393,826
Concessions payable - use of public asset		59,815	60,904	71,180
Advances for future capital increases	32	193,606	174,570	161,308
Derivative financial instruments	43	70,336	195,378	291,252
Regulatory Fees	27	609,721	375,982	428,383
Taxes payable	26	837,551	892,950	620,397
Income taxes and social contributions	26	569,380	533,713	598,750
Other payables		1,030,640	68,657	10,458

TOTAL NON CURRENT LIABILITIES		71,540,193	51,396,788	49,352,870

SHAREHOLDERS´ EQUITY
Capital Stock	35	31,305,331	31,305,331	31,305,331
Capital reserves	35	26,048,342	26,048,342	26,048,342
Profit reserves	35	2,259,039	5,222,953	12,149,899
Equity valuation adjustments		42,947	68,368	208,672
Proposed additional dividend		—	433,962	433,962
Accrued losses		(3,195,151)	—	—
Accumulated other comprehensive loss		(3,116,108)	(1,696,858)	(2,273,587)
Non-controlling interest		308,949	195,198	196,648

TOTAL SHAREHOLDERS´ EQUITY		53,653,349	61,577,296	68,069,267

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY		144,477,550	138,594,389	142,654,228

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(in thousands of Reais )

	NOTE	12/31/2014		12/31/2013 Revised, see note 3.29		12/31/2012 Revised, see note 3.29

NET OPERATING REVENUE	37		30,137,807		23,835,644		28,014,296

OPERATING EXPENSES

Energy purchased for resale	40		(10,424,699)		(5,515,206)		(4,863,288)
Charges upon use of electric network	40		(1,523,379)		(1,560,883)		(1,586,809)
Fuel to produce electricity			(1,479,633)		(1,492,368)		(693,751)
Construction			(2,899,648)		(3,547,863)		(3,305,993)
Personnel, supplies and services	39		(8,485,373)		(9,244,586)		(7,670,823)
Remuneration and indemnity			(386,824)		(405,809)		(667,923)
Depreciation			(1,387,034)		(1,296,375)		(1,539,716)
Amortization			(390,262)		(215,189)		(160,269)
Donations and contributions			(251,415)		(332,031)		(379,002)
Operating provisions	41		(4,663,221)		(3,258,205)		(4,971,221)
Voluntary Redundancy Plan			(219,299)		(256,860)		—
Investigation Findings	4		(195,127)		—		—
Others			(1,675,350)		(2,089,704)		(1,814,116)

			(33,981,264)		(29,215,079)		(27,652,911)

OPERATING (LOSS) INCOME			(3,843,457)		(5,379,435)		361,385

FINANCIAL RESULT

Financial Revenue
Revenue from interest, commissions and fees			1,071,107		1,146,055		1,172,031
Revenue from financial investments			1,020,654		556,469		1,565,875
Interest and penalty charges over electricity receivables			323,300		305,404		230,597
Monetary restatements			841,821		1,065,243		1,513,927
Exchange variation gains			3,293,940		3,488,842		3,152,142
Remuneration for indemnifications - Law 12,783/13			1,018,952		441,024		211,532
Gains on derivatives			382,614		—		—
Other financial revenue			747,433		269,666		297,411

Financial Expenses
Debt charges			(3,448,734)		(2,031,402)		(1,420,938)
Lease Charges			(279,716)		(269,032)		(257,414)
Charges on shareholders’ funds			(87,047)		(189,967)		(502,178)
Monetary adjustment loss			(495,680)		(610,609)		(848,158)
Exchange variation loss			(2,998,387)		(2,949,783)		(2,636,536)
Loss on derivatives			—		(238,938)		—
Other financial expenses			(695,632)		(606,287)		(639,078)

			694,625		376,685		1,839,213

INCOME (LOSS) BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS			(3,148,832)		(5,002,750)		2,200,598

RESULTS OF EQUITY METHOD INVESTMENTS	38		(1,308,304)		177,768		612,202

INCOME (LOSS) BEFORE EFFECTS OF LAW 12.783/2013			(4,457,135)		(4,824,982)		2,812,800

Effects - Law 12,783/2013			—		—		(10,085,380)

LOSS BEFORE TAXES AND SOCIAL CONTRIBUTIONS			(4,457,135)		(4,824,982)		(7,272,580)

Current income tax expense and social contributions	26		(82,483)		(60,424)		(67,871)
Deferred income tax (expense) benefit and social contributions	26		(1,618,035)		(1,306,254)		558,513

LOSS FOR THE YEAR			(6,157,653)		(6,191,660)		(6,781,938)

AMOUNT ATTRIBUTED TO CONTROLLING SHAREHOLDERS			(6,226,206)		(6,186,948)		(6,735,202)
AMOUNT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS			68,553		(4,712)		(46,736)

LOSS PER SHARE	36	(R$	4.60)	(R$	4.57)	(R$	4.98)

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31 2014, 2013 AND 2012

( in thousands of Reais )

	31/12/2014	31/12/2013 Revised, see note 3.29	31/12/2012 Revised, see note 3.29
Net loss for the year	(6,157,653)	(6,191,660)	(6,781,938)

Other comprehensive income (loss) which may not be reclassified to net profit or loss
Accumulated conversion adjustment	(42,279)	38,909	11,780
Actuarial gains and losses	(971,565)	1,362,551	(2,370,677)
Deferred Income tax and social contributions	(404,332)	(463,267)	806,030

Other comprehensive income (loss) which may be reclassified to net profit or loss
Cash flow hedge	(12,320)	(11,987)	—
Deferred Income tax and social contributions	309	4,076	—
Fair value of available for sale financial instruments	99,820	(244,465)	(240,662)
Deferred Income tax and social contributions	(33,939)	83,118	81,825
Comprehensive income of subsidiaries, affiliates and jointly-controlled companies	(464,478)	(291,211)	(37,818)
Deferred Income tax and social contributions	411,480	99,005	12,856

Other comprehensive income (loss) for the year	(1,417,304)	576,729	(1,736,666)

Total comprehensive loss for the year	(7,574,957)	(5,614,931)	(8,518,604)

AMOUNT ATTRIBUTED TO CONTROLLING SHAREHOLDERS	(7,643,510)	(5,610,219)	(8,471,868)
AMOUNT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS	68,553	(4,712)	(46,736)

	(7,574,957)	(5,614,931)	(8,518,604)

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AS OF FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

( in thousands of Reais )

			INCOME RESERVES
	CAPITAL	CAPITAL RESERVE	LEGAL RESERVE	STATUTORY RESERVE	ADDITIONAL DIVIDENDS	EQUITY VALUATION ADJUST- MENT EFFECTS	RETAINED EARNINGS/ LOSSES	Accumulated other comprehensive loss	SHARE- HOLDERS’S EQUITY PARENT	SHARE- HOLDERS’S NON- CONTROLLING	SHARE- HOLDERS’ CONSOLIDATED EQUITY
On January 1, 2011 - Revised	31,305,331	26,048,342	2,233,017	17,507,765	706,018	220,915	—	(532,919)	77,488,469	372,659	77,861,128

Additional dividends					(706,018)				(706,018)		(706,018)
Accumulative conversion adjustments								11,780	11,780		11,780
Post-employment benefit adjustments								(520,677)	(520,677)		(520,677)
Fair value of available for sale financial instruments								(197,844)	(197,844)		(197,844)
Deferred Income tax and social contribution over other comprehensive income								896,712	896,712		896,712
Adjustment of Subsidiary / Associates								(1,930,639)	(1,930,639)	(129,276)	(2,059,915)
Equity valuation adjustments						(12,243)	12,243		—		—
Statutory reserves releases				(855,681)			855,681		—		—
Net Income (Loss) for year							(6,735,202)		(6,735,202)	(46,735)	(6,781,937)
Proposed dividends							(433,962)		(433,962)		(433,962)
Approval of additional dividend by Annual General Meeting					433,962		(433,962)		—		—
Statutory reserves losses				(6,735,202)			6,735,202		—		—

On December 31, 2012 - Revised	31,305,331	26,048,342	2,233,017	9,916,882	433,962	208,672	—	(2,273,587)	67,872,619	196,648	68,069,267

Additional dividends					(433,962)				(433,962)		(433,962)
									—		—
Accumulative conversion adjustments								38,889	38,889		38,889
Post-employment benefit adjustments								609,151	609,151		609,151
Fair value of available for sale financial instruments								(180,080)	(180,080)		(180,080)
Deferred Income tax and social contribution over other comprehensive income								(277,069)	(277,069)		(277,069)
Adjustment of Subsidiary / Associates								398,028	398,028	3,262	401,290
Derivative Financial instruments - Hedge								(12,190)	(12,190)		(12,190)
Equity valuation adjustments						(140,304)	127,927		(12,377)		(12,377)
Statutory reserves releases				(739,997)			739,997		—		—
Net Income (Loss) for year							(6,186,949)		(6,186,949)	(4,712)	(6,191,661)
Proposed dividends							(433,962)		(433,962)		(433,962)
Approval of additional dividend by Annual General Meeting					433,962		(433,962)		—		—
Statutory reserves losses				(6,186,949)			6,186,949		—		—

On December 31, 2013 - Revised	31,305,331	26,048,342	2,233,017	2,989,936	433,962	68,368	—	(1,696,858)	61,382,098	195,198	61,577,296

Additional dividends					(433,962)				(433,962)		(433,962)
Investment acquisition									—	43,252	43,252
Accumulative conversion adjustments								(58,137)	(58,137)		(58,137)
Post-employment benefit adjustments								(407,875)	(407,875)		(407,875)
Fair value of available for sale financial instruments								77,888	77,888		77,888
Deferred Income tax and social contribution over other comprehensive income								(26,482)	(26,482)		(26,482)
Adjustment of Subsidiary / Associates								(993,232)	(993,232)	1,946	(991,286)
Derivative Financial instruments - Hedge								(11,412)	(11,412)		(11,412)
Equity valuation adjustments						(25,421)	25,421		—		—
Statutory reserves releases				67,141			(67,141)		—		—
Net Income (Loss) for year							(6,226,206)		(6,226,206)	68,553	(6,157,653)
Unclaimed compensation to shareholders - Prescribed							41,720		41,720		41,720
Statutory reserves losses				(3,031,055)			3,031,055		—		—

On December 31, 2014	31,305,331	26,048,342	2,233,017	26,022	—	42,947	(3,195,151)	(3,116,108)	53,344,400	308,949	53,653,349

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31 2014, 2013 and 2012

(In thousands of Reais)

	NOTE	12/31/2014	12/31/2013 Revised see note 3.29	12/31/2012 Revised see note 3.29
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before taxes and social contributions		(4,457,135)	(4,824,983)	(7,272,578)

Adjustments to reconcile net loss to net cash provided by operating activities :
Depreciation and amortization		1,777,296	1,511,564	1,699,985
Net monetary / exchange variance, net		(1,038,232)	(1,674,124)	(1,512,778)
Financial charges		(109,124)	496,700	211,447
Revenue from financial assets	37	(714,409)	(552,106)	(2,852,332)
Income from equity interest	38	1,308,304	(177,768)	(612,201)
Allowance for doubtful accounts	41	(122,662)	(457,261)	781,864
Provision for contingencies	41	7,797,130	1,399,321	579,851
Provision for impairment	41	16,903	2,428,649	1,058,940
Provision for onerous contracts	41	(1,800,401)	(1,924,657)	1,636,137
Provision for post-employment benefits		219,299	256,860	—
Provision for investment losses	41	(1,414,171)	142,622	187,741
Impairment of financial asset	41	(791,868)	791,868	—
Provision for asset losses	41	235,064	—	—
Provision for environmental compensation	41	104,904	—	—
Charges on global reversal reserve		308,167	347,949	367,741
Present value adjustment / market value		170,509	94,000	(162,562)
Non-controlling Interest		(103,868)	7,139	70,812
Charges on stockholders’s fund		87,047	189,967	502,178
Derivative financial instruments		(392,354)	238,938	(103,863)
Investigation Findings		195,127	—	—
Others		513,693	559,371	1,083,216

		6,246,353	3,679,032	13,021,554

Changes in:
Accounts receivables		(441,152)	413,625	(77,127)
Marketable securities		2,366,099	404,758	4,664,758
Reimbursement rights	12	2,991,052	(4,376,467)	(4,204,250)
Inventories		133,229	(168,450)	(95,585)
Nuclear fuel inventory	13	(150,590)	(8,972)	(17,950)
Financial asset - public utility concessions		136,864	36,229	(338,966)
Others		(317,166)	(344,793)	(29,041)

		4,718,336	(4,044,070)	(98,161)

Suppliers		7,669,536	2,686,542	921,479
Advances from clients	21	(53,898)	(50,655)	(47,733)
Leasing		(67,166)	50,191	104,492
Estimated liabilities		(153,105)	115,035	400,798
Reimbursement obligations	12	(7,534,600)	2,744,474	4,609,446
Regulatory fees	27	29,997	8,231	65,410
Others		(383,602)	463,167	(341,173)

		(492,838)	6,016,985	5,712,720

Cash generated from operations		6,014,716	826,964	11,363,535

Payment of financial charges		(1,222,341)	(1,305,876)	(870,754)
Payment of global reverse reserve charges		(216,209)	(228,144)	(257,580)
Amounts received from allowed annual revenue		703,266	674,102	3,614,823
Receipt of financial asset compensation	8	2,773,092	9,819,946	—
Receipt of financial charges		172,000	1,141,486	1,162,748
Payment of income taxes and social contributions		(667,150)	(650,161)	(995,246)
Amounts received from remuneration of investment in equity interests		106,232	513,607	632,621
Additional pension payments		(387,296)	(488,016)	(308,011)
Payment of legal contingencies	30	(1,177,462)	(920,002)	(503,932)
Judicial deposits		(906,386)	(54,552)	(488,279)

Net cash provided by operating activities		5,192,462	9,329,354	13,349,926

CASH FLOWS FROM FINANCING ACTIVITIES

Loans and financing		7,410,882	6,050,558	3,243,151
Payment of loans and financing - principal		(3,238,117)	(2,480,439)	(2,250,865)
Payment of shareholders remuneration		(814,993)	(4,189,708)	(4,981,948)
Payment of refinancing tax and contributions - principal		(103,785)	(98,522)	(110,755)
Compulsory loan and global reversal reserve		—	485,594	885,457
Others		49	154,639	114,220

Net cash provided by (used in) financing activities		3,254,036	(77,878)	(3,100,740)

CASH FLOWS FROM INVESTMENT ACTIVITIES

Loans and financing - receipt		(255,379)	(598,577)	(536,879)
Loans and financing - payment		506,264	1,999,115	1,068,623
Acquisition of fixed assets	16	(2,801,858)	(2,141,137)	(3,737,167)
Acquisition of intangible assets	18	(117,046)	(157,209)	(121,713)
Acquisition of concession assets		(3,262,535)	(3,413,719)	(3,340,877)
Acquisition /capital increase in subsidiary		(3,903,911)	(3,555,414)	(4,090,940)
Advances for future capital increases		(906,024)	(396,467)	(139,862)
Net cash flow of subsidiary acquisition		159,703	—	—
Others		(56,216)	108,000	41,301

Net cash used in investment activities		(10,637,002)	(8,155,408)	(10,857,514)

Increase (reduction) in cash and cash equivalents		(2,190,505)	1,096,068	(608,329)

Cash and cash equivalents at the beginning of year	5	3,597,583	2,501,515	3,109,844
Cash and cash equivalents at end of the year	5	1,407,078	3,597,583	2,501,515

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. AND SUBSIDIARIES

Eletrobras

(Public Company)

CNPJ 00.001.180/0001-26

Notes to the consolidated financial statements for the years ending December 31, 2014, 2013 and 2012

(In thousands of Reais)

NOTE 1 – GENERAL INFORMATION

Centrais Elétricas Brasileiras S.A. (Eletrobras or Company) is a corporation headquartered in Brasília - DF - Setor Commercial Norte, Quadra 4, Bloco B, 100, room 203 - Asa Norte, registered with the Brazilian Securities and Exchange (Comissão de Valores Mobiliários – CVM) and with the Securities and Exchange Commission – SEC, with shares traded in the stock exchanges in São Paulo (BM&F BOVESPA) – Brazil, Madrid (LATIBEX) – Spain and New York’s (NYSE) – United States of America stock markets. The company is a mixed capital company controlled by the Federal Government. Its business purpose is studying, projecting, building and operating generating power plants, electricity transmission and distribution lines, as well as conducting the trading transactions arising from these activities. Its purpose is also granting funding, providing guarantees, in Brazil and abroad, to public service electricity companies that are under its shareholding control and in favor of technical-scientific research entities; promoting and supporting research in the electricity sector, especially those connected to the activities of generation, transmission and distribution, as well as to perform studies of watersheds harnessing for multiple purposes; contributing to the education of technical staff required by the Brazilian electricity sector, as well as preparing qualified workers, through specialized courses, which may also provide assistance to schools in the country or scholarships abroad and signing contracts with entities contributing to the training of specialized technical personnel; collaborate technically and administratively with the companies in which it participates as a shareholder and with the Ministry of Mines and Energy in Brazil.

The Company operates as a holding company, managing equity interests, holding direct controlling interests in six electricity generation and/or transmission companies, as listed below:

•	FURNAS Centrais Elétricas S.A. -FURNAS;

•	Centrais Elétricas do Norte do Brazil S.A. -ELETRONORTE;

•	Companhia Hidro Elétrica do São Francisco - CHESF;

•	ELETROSUL Centrais Elétricas S.A.;

•	Eletrobras Termonuclear S.A. – ELETRONUCLEAR; and

•	Companhia de Geração Térmica de Energia Elétrica - CGTEE.

In addition to holding the controlling equity interest of the companies listed above, the Company holds the direct controlling equity interest of six electric power distributors::

•	Boa Vista Energia S.A. – Boa Vista;

•	Companhia de Eletricidade do Acre – Eletroacre;

•	Centrais Elétricas de Rondônia - Ceron;

•	Companhia Energética de Alagoas - Ceal;

•	Companhia Energética do Piauí - Cepisa; and

•	CELG Distribuição S.A. – CELG D

In September 26, 2014, Eletrobras acquired control of CELG Distribuição S.A. – CELG D. More details concerning the business combination is disclosed in Note 42.

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

The Company is the indirect controller or participates as a minority shareholder in several other companies in the electricity generation, transmission and distribution sectors either directly or through its controlled companies (See Note 15).

The sale of the energy generated is conducted in two distinct market environments. The first market is the regulated market in which electricity for the distribution concessionaries is commercialized. The second market is the free market in which contracts are freely negotiated. Law No. 10,848 of March 15, 2004, establishes a distinction between electricity generated by new projects and electricity generated by existing projects. For each category there is a different public bidding procedure to buy and sell this electricity.

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

The Company has been responsible for the management of certain funds of the electricity sector, such as Global Reversion Reserve - RGR (Reserva Global de Reversão), Energy Development Account – CDE (Conta de Desenvolvimento Energético), Utilization of Public Assets – UBP (Uso do Bem Público) and Fuel Consumption Account – CCC (Conta de Consumo de Combustíveis). These funds finance Federal Government programs which promote the expansion of the distribution grid and access to electricity, improve street lighting efficiency, offer incentives to alternative sources of energy, improve the conservation of electricity and fund the purchase of fossil fuels which are used in isolated systems of electricity generation. These transactions do not affect the results of the Company, except for the management fee in relation to certain Funds. For some recent developments, please see Note 47.59.

The Company also operates as an electricity trading agent for Itaipu Binacional and participates as an agent of the the Incentive Program to Alternate Sources of Electrical Energy (Programa de Incentivo às Fontes Alternativas de Energia Elétrica – PROINFA).

The issuance of these consolidated financial statements was authorized by the Board of Directors, on October 11, 2016.

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

In the context of cost reduction, we highlight the Voluntary Redundancy Plan, (see note 29.2) affecting 5,439 employees and the restructuring of the corporate, organizational and managerial aspects of Eletrobras’ business model. This plan, coupled with a number of new power plants and transmission lines entering into operation, especially UHE Santo Antonio, UHE Jirau, UHE Teles Pires and UHE Belo Monte and the Linhas de Transmissão do Madeira, should provide recovery of cash generation and profitability of the Company.

NOTE 2 - CONCESSIONS OF PUBLIC SERVICE OF ELECTRIC ENERGY

Eletrobras, through its subsidiaries and Itaipu, owns 44.156 GW* of installed capacity, 67.300 km* of transmission lines and seven power distributors that serve approximately 6.6* million consumers. Two of these companies, Amazonas Energia and Boa Vista Energia, are not connected to the national grid and therefore operate in an isolated system in the northern region of Brazil.

The Company, through its subsidiaries or minority interest investees, has several concessions for electricity generation and transmission, as listed below:

Concessions under O&M System - GENERATION

Concessions / Permits	Location	Installed Capacity (MW)*	Expiration

UHE Paulo Afonso I	BA	180	12/31/2042
UHE Paulo Afonso II	BA	443	12/31/2042
UHE Paulo Afonso III	BA	794	12/31/2042
UHE Paulo Afonso IV	BA	2,462	12/31/2042
UHE Apolônio Sales	BA	400	12/31/2042
UHE Luiz Gonzaga (Itaparica)	BA	1,480	12/31/2042
UHE Xingó	SE	3,162	12/31/2042
UHE Furnas	MG	1,216	12/31/2042
UHE Luiz Carlos Barreto de Carvalho	SP / MG	1,050	12/31/2042
UHE Marimbondo	SP / MG	1,440	12/31/2042
UHE Porto Colômbia	SP / MG	320	12/31/2042
UHE Funil	MG	216	12/31/2042
UHE Corumbá I	GO	375	12/31/2042
UHE Serra da Mesa	GO	1,275	11/12/2039
UHE Funil	BA	30	12/31/2042
UHE Pedra	BA	20	12/31/2042
UHE Boa Esperança	PI	237	12/31/2042
UHE Coaracy Nunes	AP	78	12/31/2042
*Unaudited

Concessions under O&M System - TRANSMISSIONS

Contract	Holder	Period (years)	Expiration

057/2001	Eletrosul	30	12/31/2042
058/2001	Eletronorte	30	12/31/2042
061/2001	Chesf	30	12/31/2042
062/2001	Furnas	30	12/31/2043

II – Principal Concessions under Exploration System

Principal Concessions under Operational System - GENERATION

Concessions / Permits	Location	Installed Capacity (MW)(*)	Expiration Year

UHE Sobradinho	BA / PE	1,050.30	2022
UTE Camaçari	BA	346.80	2027
UHE Belo Monte	PA	11,233.10	2045
UHE Tucuruí	PA	8,535.00	2024
UHE Samuel	RO	216.75	2029
UTE Rio Madeira	RO	119.35	2018
UTE Santana	AP	177.74	2019
UTE Santarém	PA	14.76	2034
UTE Electron	AM	121.10	2020
UHE Dardanelos	MT	261.00	2042
UHE Mauá	PR	177.90	2042
UHE Teles Pires	PA / MT	1,819.80	2046
UHE Jirau (1)	RO	3,750.00	2043
UTE Presidente Médici – Candiota I e II (2)	RS	446.00	2015
UTE Candiota III	RS	350.00	2041
UHE Balbina	AM	277.50	2027
UHE Aparecida	AM	282.50	2020
UTE Mauá	AM	738.10	2020
UTE Mauá	AM	124.70	2020
UTE Santa Cruz	RJ	932.00	2015
UHE Mascarenhas de Moraes	MG	476.00	2023
UHE Itumbiara	MG / GO	2,082.00	2020
UHE Manso	MG	212.00	2035
UHE Simplício/Anta	RJ / MG	333.70	2041
UHE Peixe Angical	TO	498.75	2036
UHE Baguari	MG	140.00	2041
UHE Foz do Chapecó	Uruguai	855.00	2036
UTN Angra I	RJ	640.00	2024
UTN Angra II	RJ	1,350.00	2041
UTN Angra III	RJ	1,405.00	40 anos
UHE Piloto	PE	2.00	2015
UHE Araras	CE	4.00	2015
UHE Curemas	PA	3.52	2024
EOL São Pedro do Lago	BA	30.00	2046
EOL Pedra Branca	BA	30.00	2046
EOL Sete Gameleiras	BA	30.00	2046
EOL Caiçara I	CE	30.60	2047
EOL Junco I	CE	30.60	2047
EOL Junco II	CE	30.60	2047
EOL Caiçara II	CE	19.80	2047
Casa Nova	BA	180.00	2043
EOL Baraúnas I	BA	29.70	2049
Morro Branco I	BA	29.70	2049
Mussambê	BA	29.70	2049
Ventos de Santa Joana XI	PI	30.00	2049
Ventos de Santa Joana XVI	PI	30.00	2049
Ventos de Santa Joana X	PI	30.00	2049
Ventos de Santa Joana XIII	PI	30.00	2049
Ventos de Santa Joana XII	PI	30.00	2049
Ventos de Santa Joana XV	PI	30.00	2049
Ventos de Santa Joana IX	PI	30.00	2049
Acauã Energia S.A.	BA	12.00	2049
Arapapá Energia S.A.	BA	10.00	2049
Angical 2 Energia S.A.	BA	14.00	2049
Teiú 2 Energia S.A.	BA	14.00	2049
Caititú 2 Energia S.A.	BA	14.00	2049
Carcará Energia S.A.	BA	10.00	2049
Corrupião 3 Energia S.A.	BA	14.00	2049
Caititú 3 Energia S.A.	BA	14.00	2049
Papagaio Energia S.A.	BA	18.00	2049
Coqueirinho 2 Energia S.A.	BA	20.00	2049
Ventos de Santa Joana IV	PI	30.00	2049
Serra das Vacas I S.A.	PE	30.00	2049

(*)	Unaudited

Principal Concessions under Operational System - GENERATION

Concessions / Permits	Location	Installed Capacity (MW)(*)	Expiration Year

Ventos de Santa Joana V	PI	30.00	2049
Serra das Vacas II S.A.	PE	30.00	2049
Serra das Vacas III S.A.	PE	30.00	2049
Serra das Vacas IV S.A.	PE	30.00	2049
Ventos de Santa Joana III	PI	30.00	2049
Ventos de Santa Joana I	PI	30.00	2049
Ventos de Santo Augusto IV	PI	30.00	2049
Ventos de Santa Joana VII	PI	30.00	2049
Tamanduá Mirim 2 Energia S.A.	BA	24.00	2049
Banda de Couro S.A.	BA	29.70	2049
Baraúnas II S.A.	BA	21.60	2049
UHE Curuá-Una	PA	30.30	2028
UTE Rio Acre	AC	45.49	2018
UTE Rio Branco I	AC	18.65	2020
UTE Rio Branco II	AC	32.75	2020
UTE- Senador Arnon Afonso Farias	RR	85.99	2024
UTE Serra do Navio	SE	23.30	2037
UTE Capivara	SE	29.80	2037
Parque Eólico Miassaba 3	RN	68.47	2045
Parque Eólico Rei dos Ventos 3	RN	60.12	2045
UHE Passo São João	RS	77.00	2041
UHE São Domingos	MS	48.00	2037
PCH Barra do Rio Chapéu	SC	15.20	2034
PCH João Borges	SC	19.00	2035
PCH Coxilha Rica (4)	SC	18.00	2042
PCH Santo Cristo (3)	SC	19.50	2042
Coxilha Seca - Capão do Inglês	RS	10.00	2049
Coxilha Seca - Coxilha Seca	RS	30.00	2049
Coxilha Seca - Galpões	RS	8.00	2049
EOL Chuí I	RS	24.00	2047
EOL Chuí II	RS	22.00	2047
EOL Chuí IV	RS	22.00	2047
EOL Chuí V	RS	30.00	2047
EOL Chuí VI	RS	24.00	2047
EOL Chuí VII	RS	22.00	2047
EOL Chuí 09	RS	20.00	2049
Sant´ana do Livramento - Cerro Chato IV	RS	10.00	2047
Sant´ana do Livramento - Cerro Chato V	RS	12.00	2047
Sant´ana do Livramento - Cerro Chato VI	RS	24.00	2047
Sant´ana do Livramento - Cerro dos trindades	RS	8.00	2047
Sant´ana do Livramento - Ibirapuitã	RS	24.00	2047
Parque Hermenegildo - Verace 24	RS	22.00	2049
Parque Hermenegildo - Verace 25	RS	8.00	2049
Parque Hermenegildo - Verace 26	RS	16.00	2049
Parque Hermenegildo - Verace 27	RS	18.00	2049
Parque Hermenegildo - Verace 28	RS	14.00	2049
Parque Hermenegildo - Verace 29	RS	20.00	2049
Parque Hermenegildo - Verace 30	RS	20.00	2049
Parque Hermenegildo - Verace 31	RS	10.00	2049
Parque Hermenegildo - Verace 34	RS	16.00	2049
Parque Hermenegildo - Verace 35	RS	14.00	2049
Parque Hermenegildo - Verace 36	RS	24.00	2049
Santa Vitória do Palmar - Verace I	RS	20.00	2047
Santa Vitória do Palmar - Verace II	RS	20.00	2047
Santa Vitória do Palmar - Verace III	RS	26.00	2047
Santa Vitória do Palmar - Verace IV	RS	30.00	2047
Santa Vitória do Palmar - Verace V	RS	30.00	2047
Santa Vitória do Palmar - Verace VI	RS	18.00	2047
Santa Vitória do Palmar - Verace VII	RS	30.00	2047
Santa Vitória do Palmar - Verace VIII	RS	26.00	2047
Santa Vitória do Palmar - Verace IX	RS	30.00	2047
Santa Vitória do Palmar - Verace X	RS	28.00	2047
Megawatt Solar	SC	0.93	-
EOL Cerro Chato I	RS	30.00	2045
EOL Cerro Chato II	RS	30.00	2045
EOL Cerro Chato III	RS	30.00	2045
UTE São Jerônimo (2)	RS	20.00	2015

(*)	Unaudited

Principal Concessions under Operational System - GENERATION

Concessions / Permits	Location	Installed Capacity (MW)(*)	Expiration Year

UTE Nutepa (2)	RS	24.00	2015
UTE Cidade Nova	AM	29.70	2015
UTE Iranduba	AM	66.60	2015
UTE Distrito	AM	51.30	2015
UTE São José	AM	73.40	2015
UTE Roberto Silveira	GO	30.00	2027
UHE Batalha	MG / GO	52.50	2041
UHE Retiro Baixo	MG	83.66	2041
Três Irmãos	Tietê	807.50	2044
Serra do Facão	RS	212.58	2036
Santo Antonio (Mesa)	RO	2,286.00	2043
Santo Antonio (Mesa)	RO	1,282.22	2043
Teles Pires	PA / MT	1,819.80	2046
Rei dos Ventos 1	RN	58.45	2045
Famosa 1	RN	22.50	2047
Pau Brasil	CE	15.00	2047
Rosada	RN	30.00	2047
São Paulo	CE	17.50	2047
Goiabeira	CE	19.20	2047
Bom Jesus	CE	18.00	2049
Cachoeira	CE	12.00	2049
Horizonte	CE	14.40	2047
Pitimbu	CE	18.00	2049
Jandaia	CE	28.80	2047
Jandaia 1	CE	19.20	2047
São Caetano	CE	25.20	2049
São Caetano 1	CE	18.00	2049
São Clemente	CE	19.20	2047
São Galvão	CE	22.00	2049
Carnaúba I	RN	22.00	2049
Carnaúba II	RN	18.00	2049
Carnaúba III	RN	16.00	2049
Carnaúba V	RN	24.00	2049
Cervantes I	RN	16.00	2049
Cervantes II	RN	12.00	2049
Punaú I	RN	24.00	2049
Arara Azul	RN	27.50	2049
Bentevi	RN	15.00	2049
Ouro Verde I	RN	27.50	2049
Ouro Verde II	RN	30.00	2049
Ouro Verde III	RN	25.00	2049
Santa Rosa	CE	20.00	2049
Uirapuru	CE	28.00	2049
Ventos de Angelim	CE	24.00	2049
Serra do Mel I	RN	28.00	2049
Serra do Mel II	RN	28.00	2049
Serra do Mel III	RN	28.00	2049
Itaguaçu da Bahia	BA	28.00	2049
Ventos de Santa Luiza	BA	28.00	2049
Ventos de Santa Madalena	BA	28.00	2049
Ventos de Santa Marcella	BA	28.00	2049
Ventos de Santa Vera	BA	28.00	2049
Ventos de Santo Antônio	BA	28.00	2049
Ventos de São Bento	BA	28.00	2049
Ventos de São Cirilo	BA	28.00	2049
Ventos de São João	BA	28.00	2049
Ventos de São Rafael	BA	28.00	2049
São Januário	CE	19.20	2047
Ubatuba	CE	12.60	2047
Nsa Sra de Fátima	CE	28.80	2047
Pitombeira	CE	27.00	2047
Santa Catarina	CE	16.00	2047
UHE Jirau	RO	3,750.00	2043
UHE Sinop	MT	400.00	2049
UHE São Manoel	PA	700.00	2049
Brasventos Eolo		58.45	2042

(1)	In September 2013, the Company initiated its operation, and currently it is operation with 20 generating units, with 75 MW,
(2)	Concession contract no. 67, Aneel.
(3)	In licensing phase of Installation, initiation of operation 22 months after issuance of Installation License.
(4)	Initiation of construction and indefinite operation in relation to negative opinion of National Institute of Historic and Artistic Heritage.

(*)	Unaudited

III - Concessions under O&M System without renewal

Generators under special Administration pursuant to Law no. 12.783/2013 without renewal

Concessions under O&M System

Concessions / Permits	Installed Capacity (MW) (*)	Expiration Year	Expiration Year

Dona Rita	2.41	06.2013	(1)
Sinceridade	1.42	04.2013	(1)
Neblina	6.47	04.2013	(1)

(1)	Under the responsibility of Furnas until the conclusion of new tender for concession of PCHs.

(*)	Unaudited

Concessions under O&M System - TRANSMISSIONS

Project	State	Period (years)	Expiration
- LT Teresina II - Sobral - Fortaleza, in 500 Kv*	PI/CE	30	2034
- LT Colinas - Miracema - Gurupi - Peixe Nova - Serra da Mesa II, in 500Kv*	TO/GO	30	2036
- LT Oriximiná - Silves - Lechunga (Am) in 500 Kv*	PA/AM	30	2038
- LTCollector Substation Porto Velho / Araraquara II, in 600Kv*	RO/SP	30	2039
- LT São Luiz II - São Luiz III, in 239 Kv*	MA/CE	30	2040
- LT Ceará - Mirim II - João Câmara III in 500 Kv* / LT Ceará - Campina Grande III, in 500 Kv* / LT ceará - Mirim II - Extremoz II, in 230 Kv* / in 230 Kv* / LT Cmapina Grande III - Campina Grande II, in 230 Kv*.	RN/PB	30	2041
- LT Luiz Gonzaga - Garanhuns, in 500Kv* / LT Garanhuns - Campina Grande III, in 500Kv* / LT Garanhuns - Pau Ferro, in 500 Kv* / LT Garanhuns - Angelim I, in 230 Kv*	AL/PE/PB	30	2041
- Transmission line Camaçari IV/Pirajá (BA), in 230 Kv*, in simple circuit, with an approximate extension of 45 km and Transmission line Pituaçu/Pirajá (BA), in 230 Kv*, in simple circuit, with an approximate extension of 5 km.	BA	30	2042
- Transmission line Eunápolis/Teixeira de Freitas II, circuit 1 (BA), in 230 Kv*, with an approximate extension of 144 km and Substation Teixeira de Freitas II, in 230/138 Kv* (BA).	BA	30	2038
- Transmission line Russas/Banabuiu C2 (CE), in 230 Kv*, in simple circuit, with an approximate extension of 110 km; Transmission line Touros/Ceará Mirim II (RN), in 230 Kv*, in simple circuit, with an approximate	CE / RN	30	2042
- Transmission lines Paraíso/Açu II (RN), in 230 Kv*, circuit 3, with an approximate extension of 123 km, Açu / Mossoró II (RN), in 230 Kv*, circuit 2, with an approximate extension of 69 km and João Câmara/Extremoz II	RN	30	2040
- Transmission line Paraíso/Lagoa Nova (RN), in 230 Kv*, in simple circuit, with an approximate extension of 65 km, and Substation Lagoa Nova, in 230/69 Kv* (RN).	PI	30	2041
- Transmission line Teresina II/Teresina III (PI), in 230 Kv*, in double circuit, with an approximate extension of 26 km, and Substation Teresina III, in 230/69 Kv* (PI).	BA	30	2041
- Transmission line Camaçari IV/Sapeaçu (BA), in 500 Kv*, in simple circuit, with an approximate extension of 105 km.	BA	30	2042
- Transmission line Igaporã III/Pindaí II (BA), in 230 Kv*, in simple circuit, with an approximate extension of 46 km; Transmission line Igaporã III/Igaporã II C1 and C2 (BA), in 230 Kv*, in simple circuit, with	BA	30	2042
- Transmission line Jardim/Nossa Senhora do socorro (SE), in 230 Kv*, in double circuit, with an approximate extension of 1.3 km; Transmission line Messias/Maceió II (AL), in 230 Kv*, in double circuit, with	SE / AL / BA	30	2042
- Transmission line Morro do Chapéu/Irecê (BA), in 230 Kv*, in simple circuit, with an approximate extension of 65 km, and Substation Morro do Chapéu, in 230/69 Kv* (BA).	BA	30	2041
- Transmission line Paraíso/Açu II (RN), in 230 Kv*, with an approximate de 132.8 km.	RN	30	2037
- Transmission line Recife II/Suape II (PE), in 500 Kv*, in simple circuit, with an approximate extension of 44 km.	PE	30	2041
- Transmission line Sapeaçu/Santo Antônio de Jesus (BA), in 230 Kv*, in simple circuit, with an approximate extension of 32 km.	BA	30	2041
- Transmission lines Sobral III/Acaraú II (CE), in 230 Kv*, C2, with an approximate extension of 97 km, and Substation Acaraú II, in 230 Kv* (CE).	CE	30	2040
- Substation Arapiraca III, in 230/69 Kv* (AL), and Transmission line, in double circuit, Rio Largo II/Penedo, in 230 Kv*, with an approximate extension of 44 km.	AL	30	2040
- Transmission line Eunápolis/Teixeira de Freitas II, circuit 2 (BA), in 230 Kv*, with an approximate extension de 144 km.	BA	30	2039
- Transmission line Funil/Itapebi (BA), in 230 Kv*, with an approximate extension of 198 km.	BA	30	2037
- Transmission line Ibicoara/Brumado (BA), in 230 Kv*, with na approximate extension of 94,5 km.	BA	30	2037
- Transmission lines Igaporã/Bom Jesus da Lapa II (BA), in 230 Kv*, C1, with an approximate extension of 115km, and Substation Igaporã, in 230 Kv* (BA).	BA	30	2040
- Transmission lines Pau Ferro/Santa Rita II (PE/PB), in 230Kv*, with an approximate extension of 109 km.	PE / PB	30	2039
- Substation Camaçari IV in 500 Kv*(BA)	BA	30	2040
- Substation Ibiapina, in 230/69 Kv* (CE).	CE	30	2041
- Substation Mirueira II, in 230/69 Kv* (PE) - 300MVA and Substation Jaboatão II, in 230/69 Kv* (PE) - 300MVA.	PE	30	2042
- Substation Suape II in 500 Kv*(PE)	PE	30	2039
- Transmission line Jardim/Penedo (SE/AL), in 230 Kv*, with an approximate extension of 110 km.	SE / AL	30	2038
- Transmission line Milagres/Coremas (CE/PB), in 230 Kv*, with an approximate extension of 119.8 km.	CE / PB	30	2035

*	Unaudited

Concessions under O&M System - TRANSMISSIONS

Project	State	Period (years)	Expiration
- Transmission line Milagres/Tauá (CE), in 230 Kv*, with extension of 208.1 km and Substation Tauá, in 230 Kv*	CE	30	2035
- Transmission line Picos/Tauá (PI/CE), in 230 Kv*, with approximate extension of 183 km	PI / CE	30	2037
- Transmission line Pirapama/Suape III with extension of 41.8 km, and Substation Suape III, in 230/69 Kv* (PE)	PE	30	2039
- Transmission lines from Paulo Afonso III/Zebu (AL), in 230Kv*,with extension of 10.8 km	BA / AL	30	2039
- Substation Ibicoara in 500/230 Kv*(PE)	BA	30	2037
- Substation Pólo, in 230/69 Kv* (BA).	BA	30	2040
Expansion of South Interconnection - Southeast	PR/ SP	30	2031
LT 230 Kv* - SE Ribeiro Goncalves / SE Balsas	PI / MA	30	2039
LT 230 Kv* - SE São Luis II / SE São Luis III	MA	30	2038
34 transmission substations, 1 frequency converter and 9.838.33 Km of transmission line in 52.5 Kv*, 230 Kv* and 138Kv*.	-	30	2042
Substation Missões in 230/69 Kv*	-	30	2039
SE Ivinhema 2 230/138 Kv* com 2x150 MVA (expansion)	-	30	2044
LT 230 Kv* Coletora Porto Velho/Porto Velho “C” 1 - 22km	RO	30	2039
LT 230 Kv* Coletora Porto Velho/Porto Velho “C” 2 - 22km	RO	30	2039
LT 230 Kv* Monte Claro/Garibaldi 33,5km	RS	30	2040
LT 230 Kv* Presidente Médice/Santa Cruz 1 - 237,4km	RS	30	2038
LT 500 Kv* - LT Jorge Teixeira/LT Lechuga, Circuito Duplo	AM	30	2040
LT 500 Kv* - LT Presidente Dutra - São Luis II / SE Miranda II	MA	30	2039
LT 525 Kv* Campos Novos/Blumenau 357,8km e substação Biguaçu 525 Kv*	SC	30	2035
LT 525 Kv* Campos Novos/Nova Rita 257.43 km and Modules in SE Nova Santa Rita and SE Campos Novos	SC,RS	30	2036
LT 525 Kv* Ivaiporã/Cascavel D’oeste 203,4km	PR	30	2034
LT 525 Kv* Salto Santiago/Ivaiporã 168,5km	PR	30	2034
LT Bom Despacho 3 - Ouro Preto 2-500 Kv*	MG	30	2039
LT collector substation 500/230 Kv* Porto Velho/Porto Velho and two A/CC/CA back to back converters in 400 MW	RO	30	2039
LT Macaé - Campos C3	RJ	30	2035
LT Mascarenhas - Linhares 230 Kv* - CS SE Linhares - 230/138 Kv*	ES	30	2040
LT Tijuco Preto - Itapeti - Nordeste 345 Kv*	SP	30	2036
LT 345 Kv* Furnas - Pimenta 2, 62.7Kv*	MG	30	2035
LT 500 Kv* Rio Verde Norte - Trindade (193 km) / LT 230 Kv* Trindade - Xavantes (37 km) /LT 230 Kv* Trindade - Carajás (29 km)	GO	30	2040

LT Coletora Porto Velho - Araraquara 2 (2.375 km) / Estação retificadora nº 2 CA/CC, em 500/±600 Kv* - 3.150 MW - Estação Inversora nº 02 CC/CA, em ±600/500 Kv* - 2.950 MW	RO	30	2039

LT 230 Kv* Serra da Mesa - Niquelândia 100 km	GO	30	2039
LT 230 Kv* Niquelândia - Barro Alto 88 km
LT 230 Kv* CS Barra dos Coqueiros - Quirinópolis 52 km
LT 230 Kv* CD Chapadão - Jataí 256 km
LT 230 Kv* CS Palmeiras - Edéia 60 km
LT 138 Kv* CS Jataí - Mineiros 65 km
LT 138 Kv* CS Mineiros - Morro Vermelho 60 km
LT 138 Kv* CS Jataí - UTE Jataí 51 km	-	30	2039
LT 138 Kv* CS Jataí - UTE Perolândia
LT 138 Kv* CS Mineiros - UTE Água Emendada
LT 138 Kv* CS Morro Vermelho - Alto Taquari 31 km
LT 138 Kv* CS Edéia - UTE Tropical Bioenergia I 49 km
2 LT 500 Kv* no seccionamento da LT Campinas - Ibiúna e a SE Itatiba 500/138 Kv*	SP	30	2039
LT 230 Kv* Irapé - Araçuaí 2	MG	30	2035

*	Unaudited

Concessions under O&M System - TRANSMISSIONS

Project	State	Period (years)	Expiration

LT 345 Kv* Montes Claros - Irapé	MG	30	2034
LT 345 Kv* Itutinga - Juiz de Fora	MG	30	2035
Consórcio Caldas Novas - expansion da Subestação da Usina de Corumbá 345/138 Kv* (150 MVA) de propriedade de Furnas	-	30	2041
SE Niquelândia 230/69 Kv*	-	30	2042
LT 500 Kv* Barreiras II - Rio das Éguas
LT 500 Kv* Rio das Éguas - Luziânia	-	30	2043
LT 500 Kv* Luziânia - Pirapora (967 km)
LT 500 Kv* Marimbondo II - Assis, CS (296,5 km)	-	30	2043
LT 500 Kv* Brasília Leste - Luziânia - C1 e C2
LT 230 Kv* Brasília Geral-Brasília Sul - C3	-	30	2043
LT 345 Kv* Brasília Sul - Samambaia - C3 (94,5 km)
LT 500 Kv* Itatiba - Bateias
LT 500 Kv* Araraquara 2 - Itatiba	-	30	2044
LT 500 Kv* Araraquara 2 - Fernão Dias (847 km)
LT 230 Kv* Barro Alto - Itapaci, C2 (69 km)	-	30	2044
LT-CC 800kV (2.092 km) - Convertion Station Xingu 800 kV 4.000MW and Convertion Station Estreito 800 kV 3.850 KM	-	30	2044
LT Xavantes - Pirineus, CS, em 230 Kv*	GO	30	2041
SE - Caxias 6 (330 MVA) 230/69 Kv*	RS	30	2040
SE - Foz do Chapecó (100 MVA) 230/138 Kv*	SC	30	2041
SE - Ijuí 2 230/69Kv*	RS	30	2040
SE - Lageado Grande (83 MVA) 230/69 Kv* (expansion)	RS	30	2040
SE - Nova Petrópolis 2 (166 MVA) 230/69 Kv*	RS	30	2040
SE Zona Oeste (Transformador 500/138 Kv*)	RJ	30	2042
Subestação Natal III, em 230/69Kv* (RN) Linha de transmissão Natal II/Natal III, com 23 km	RN	30	2039
Subestação Santa Rita II, em 230/69Kv* (PB)	PB	30	2039
Subestação Zebu, em 230/69Kv* (AL)	AL	30	2039
LT 230Kv* Campos Novos - Santa Marta	SC/RS	30	2032
LT 525Kv* Ivaiporã - Londrina	PR	30	2035
LT Coletora Porto Velho (RO) - Araraquara 2 (SP), ±600 Kv* com 2.375 Km	RO/SP	30	2039
LT 230Kv* Cascavel Oeste - Umuarama	PR	30	2042
LT 525Kv* Curitiba - Curitiba Leste	PR	30	2042
LT 230 Kv* Santo Ângelo-Maçambará; LT Pinhalzinho-Foz do Chapecó, circuito simples,C1; LT Pinhailzinho-Foz do Chapecó, circuito simples, C2.	-	30	2044

Construtora da LT Coletora Porto Velho - Araraguara 2, montagem e serviços associados.	RO/SP	-	-

LT 230 Kv* Nova Santa Rita - Camaquã 3; LT 230Kv* Camaquã 3 - Quinta; LT 525Kv* Salto Santiago - Itá; LT 525Kv* Itá - Nova Santa Rita.	RS	30	2042
LT 525 Kv* Nova Santa Rita - Povo Novo; LT 525Kv* Povo Novo - Marmeleiro; LT 525Kv*
Marmeleiro - Santa Vitória do Plamar; Seccionamento da LT 230 Kv* Camaquã 3.	RS	30	2042
Transmissão Rede Básica	Diversos	30	2042
SE Nobres 230/138 Kv*	MG	30	2041
SE Miramar 230/69 Kv*	AM/RR	30	2041
SE Lucas do Rio Verde 230/ 138 Kv*	MG	30	2031
LT Lechuga - Jorge Teixeira, C3, 230 Kv*,	AM	30	2043
Rectifier Station no. 01 CA/CC, 800/ +/- 600 Kv* - 310 MW and Inverter Station no. 01 CC/CA +/-600/500 Kv* - 2,950 MW	RO/SP	30	2039
Transmission line Porto Velho - Abunã (RO), Rio Branco (AC), with 487 km of exension and 230 Kv*	Diversos	30	2039
LT 230 Kv* Rio Branco I - Feijó; LT 230 Kv* Feijó -Cruzeiro do Sul; SE 230/69 Kv* Feij“o - (3+1R) x 10 MVA; SE 230/69 Kv* Cruzeiro do Sul -(6+1R) x 10 MVA	AC	30	2034
LT Coxió - Cuiabá -Rondonópolis(MT), both in 230 Kv* and with 402 km, SE Juba and SE Maggi -230/138 Kv*	MT	30	2034
LT Jauru - Juba (MT)and Maggi - Nova Mutum (MT) -, both in 230 Kv* and with 402 km, SE Juba and SE Maggi - 230/138 Kv*	MT	30	2038
LT Colinas - Miracema - Gurpi - Peixe Nova Serra da Mesa 2 (TO/GO), in 500 Kv* with 695 km SE Serra da Mesa 2 and SE Peixe 2	TO/GO	30	2036
LT Jaurú - Cuiabá (MT), with with 500 Kv* and 348 km and SE Jaurú, with 500/230 Kv*	MT	30	2039
LT Oriximiná - Silves - Lechuga (PA/AM) in 500 Kv*, with 586 km, SE Silves 500/138 Kv* and SE Cariri 500/230 Kv*	PA/AM	30	2038
LT Collector Porto Velho (RO) - Araraquara 2 (SP), +/-600 Kv*with 2,375 km.	RO/SP	30	2039
Company constituted for construction of Norte Brasil Transmissora de Energia S/A project	-	30	-
Company constituted for construction of Manaus Transmissora de Energia S/A project	-	30	-
LT Porto Velho - Samuel - Ariquemes - Ji - Paraná - Pimenta Bueno - Vilhena (RO), Jarú (MT), with 987 Km, 230 Kv*	RO/MT	30	2039
LT Xingu - Estreito - Pará (PA) to Minas Gerais (MG), in 800 Kv* with 2,093 km.	PA/MG	30	2044
LT Lechuga (AM) - Equador - Boa Vista (RR), with 500 Kv* and with 715 km, and SE Equador 500 Kv*, SE Boa Vista 500/230 Kv*	AM/RR	30	2032

*	Unaudited

The expiration dates of the concessions will occur on various dates, with concentration in the years from 2037 to 2042, after extensions of a large part of the Company’s concessions, pursuant to Law 12,783/2013.

•	Energy Distribution

Concessions under O&M System - DISTRIBUTION

Concessions / Permits	Geographic Region	Cities served (*)	Expiration of Concession

Cia. de Eletricidade do Acre - Eletroacre	State of Acre	22	2015
Centrais Elétricas de Rondônia - Ceron	State of Rondônia	52	2015
Companhia Energétca de Alagoas - Ceal	State of Alagoas	102	2015
Companhia Energética do Piauí - Cepisa	State of Piauí	224	2015
Amazonas Energia	State of Amazonas	62	2015
Boa Vista Energia	State of Roraima	1	2015
CELG Distribuição S.A.	State of Goiás	237	2015

(*)	Not audited by independent auditors

2.1. Extensions of public electric power concessions

The Federal Government enacted Law No. 12,783/2013 on January 11, 2013. This Law was regulated by Decree No. 7,891, of January 23, 2013. The law regulates the concession of generation, transmission and distribution of electricity and the reduction of regulatory charges.

Under this Law, concessions due to mature in 2015, were renewed for another 30 years, subject to the acceptance of the conditions set out in the Law and the respective amendments to Concession Agreements.

The extension considered the acceleration of these concessions and the amendment of the Concession Agreements with the Federal Government. These amendments established new conditions for these agreements, modified certain compensation criteria, provided for the allocation of energy and quality standards set out in the Law. In addition, the law changed the terms for the compensation of assets that had not been fully amortized or depreciated, therefore replaced by the new replacement value (Valor Novo de Reposição or VNR).

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

Assets which are not fully amortized by the end of the concession agreement may be subject to indemnification. The following amounts of indemnities related to certain assets of renewed concessions remained, until December 31, 2014, without approval by the concession grantor:

	12/31/2014 and 12/31/2013
	Chesf	Eletronorte	Eletrosul	Furnas	CGTEE	Total
Generation
Modernizations and improvements	487,822	—	—	995,718	—	1,483,540
Thermal generation	—	186,355	—	673,030	356,937	1,216,322
Transmission
Modernizations and improvements	289,676	—	—	552,138	—	841,814
Basic grid - existing services (RBSE)	1,187,029	1,732,910	513,455	3,977,922	—	7,411,316

Total	1,964,527	1,919,265	513,455	6,198,808	356,937	10,952,992

Until the concession grantor determines the terms and conditions and approves these compensation amounts, these amounts will not be monetarily corrected, but it will be kept at the historical cost.

For purpose of calculating indemnification payments, ANEEL enacted Regulatory Resolutions 589 and 596. These resolutions define the criteria for calculating the VNR for existing transmission assets in May 2000, which have not yet been depreciated (RBSE). The resolutions also provide the criteria and procedures for calculating the share of investments linked to reversible assets used in hydroelectric projects, which have not been amortized or depreciated, for the concessions that have been renewed or not pursuant to Law No. 12,783/2013.

During the year ended December 31, 2014, the subsidiaries Eletronorte and Eletrosul, according to ANEEL Normative Resolution number 589, of 12/10/2013, presented to ANEEL, their evaluation reports of electric power transmission assets existing on May 31, 2000, for the purposes of indemnification of the so-called Basic Grid of the Existing System – RBSE provided for in article 15, §2 of Law 12,783/2013.

The net book value of the assets of the subsidiary CGTEE affected by the changes enacted in the regulatory environment correspond to R$ 402,848, and as of December 31, 2014, the estimated amount of compensation by the New Replacement Value (VNR) is approximately R$ 424,722, determined by the managemenet from its best estimates and interpretations of Decree 7,805/2012, and this estimate may be changed until the final approval of ANEEL.

The surplus between the amounts claimed in the mentioned evaluation reports, and the book values, has not been recognized in the consolidated financial statements, as they are subject to approval by ANEEL.

On April 20, 2016, the Ministry of Mines and Energy – MME published the Ordinance No. 120, which regulated the general terms and conditions of remuneration relative to the transmission assets of electric energy existenting on May 31, 2000, denominated facilities of RBSE and other facilities of Transmission – RPC, not yet depreciated nor amortized, as established in article 15, §2, of Law 12,783/2013.

RPC, not yet depreciated or amortized, as established in art. 15, § 2, of Law 12,783/2013. Please, see Note 47.12 for relevant subsequent events relating to such transmission assets.

2.2. Extension of the distribution concessions

On October 15, 2012, our distribution subsidiaries whose concessions will expire in 2015, had the right to express interest in an extension of their concessions for a further period of 30 years, which they did within the time limit set.

On July 25, 2016, the 165th Extraordinary Shareholders Meeting resolved the non-extension and return at any time of the concessions and transfer of control of the controlled companies until December 31, 2017 of the distributors of energy of Eletrobras, as Provisional Measure 735, as of June 22, 2016.

In the 165th Extraordinary Shareholders Meeting was approved the transfer of control of the controlled companies, until December 31, 2017, of the distributors of energy of Eletrobras, under Law 12.783 / 2013, with the new wording given by Provisional Measure 735 of 22 June 2016, provided that, before the transfer of the distributor for the new controller, the distributor receives directly, by federal government or through rate, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services respective distributor, maintaining the economic and financial balance of the distributor without any injection of funds, in any way, by Eletrobras and also was approved to be returned at any time, the granting of the sales and to be adopted the provisions of its settlement, in the following cases:

I.	The transfer of control of the controlled companies is not performed until December 31, 2017; or

II.	The respective distributor, stop receiving directly from the federal government or through rate, until his transfer to the new controller, all the resources and remuneration necessary to operate, maintain and make investments that are related to public services of the respective distributor, for maintenance the economic and financial balance of the distributor without any injection of funds, in any way, by Eletrobras.

The Company also decided that the distributors subsidiaries that did not have their extended concessions will, if have the consent of the Grantor, remain responsible for the operation and maintenance of public distribution services of their locations to transfer their equity controls under Provisional Measure 735/2016, which should occur by December 31, 2017.

During this period, as mentioned above, the distribution companies should receive adequate remuneration for the provision of distribution services, without any injection of funds by holding Eletrobrás, as approved by the 165th Extraordinary Shareholders Meeting.

Based on the decisions of the 165th Extraordinary Shareholders Meeting, the Company considered the IFRS 5 - Non-Current Assets Held for Sale, and estimated that at this moment these assets do not meet the criteria for classification as held for sale.

The Company will remeasure its intangible assets based on decisions of the 165th Extraordinary Shareholders Meeting and in accordance with Law 12,783 / 2013.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are defined below. These policies have been applied consistently in all of the periods presented, unless otherwise stated.

3.1. Basis of preparation

The preparation of consolidated financial statements requires the use of certain critical accounting estimates and also the Company’s Management judgment on the process to apply the accounting policies of Eletrobras. Those transactions, disclosures or balances that require a higher level of judgment, which have greater complexity and for which assumptions and estimates are significant, are disclosed in Note 4.

The consolidated financial statements have been prepared on the basis of historical cost, except for the following items: i) financial instruments that are measured by their fair value, such as investments; ii) financial instruments that are measured by the fair value at result, such as securities and derivatives; iii) and some assets linked to concessions that were measured by the new replacement value - VNR (generating and transmission companies) or by Regulatory Remuneration Base - BRR (distributors) (see note 43). The historical cost is usually based on the fair value of considerations on the date of the transactions.

These consolidated financial statements are presented in Reais (R$), which is the functional currency of the Company and its subsidiaries, and the great majority of associated and jointly-controlled companies. All financial information presented in Reais were rounded to thousands, except when otherwise indicated.

(a) Consolidated financial statements

These Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements are not equivalent to the statutory financial statement of the Company as issued under the requirements of the Brazilian jurisdiction. Also, because the date of authorization for issue of these consolidated financial statements is different from the date when the consolidated financial statements were issued in Brazil, there are differences due to adjusting events after the reporting period, under IAS 10 – Events after the Reporting Period.

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments and other profit distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare parent company and consolidated statutory financial statements in accordance accounting practices adopted in Brazil and with IFRS, filed in the Brazilian Exchange Commission (Comissão de Valores Mobiliários - CVM) and prepared, approved and filed in the CVM until three months after the year end to comply with the Brazilian Corporate Law.

(b) Changes in accounting policies and disclosures

(b.1) New and revised standards adopted without significant effects on the consolidated financial statements

IAS 36 – Reduction in recoverable value of assets (amendment)

The Company has implemented the amendments of IAS 36 for the first time in the current financial year. The amendments rectify some unintended consequences of the amendment in relation to IAS 36 arising from IFRS 13. The amendments (a) align the disclosure requirements with the intent of the IASB and reduce the circumstances in which the recoverable value of assets or cash-generating units are required to be disclosed, (b) require additional disclosure concerning fair value measurement when the recoverable amount of the assets that presented the loss is based on fair value less costs of disposal and (c) present an explicit requirement to disclose the discount rate used in determining impairment (or reversals), where the recoverable amount, based on the fair value minus costs of disposal, is determined using a present value technique.

The application of this amendment did not have any material impacts on the consolidated financial statements of the Company.

(b. 2) New and revised standards and interpretations already issued and not yet adopted

The International Accounting Standards Board – IASB published or changed the following principal accounting pronouncements, guidelines or interpretations, whose adoption should be made mandatory in subsequent periods:

Applicable on or from January 1, 2015:

IFRS 9 (new)-introduces new requirements of classification and measurement of financial assets.

Amendment to IFRS 7 and IFRS 9 – Date of mandatory application of IFRS 9 and interim disclosures.

Amendments to IAS 19 – Post-employment benefits

Amendments to IFRSs – Annual Improvements Cycles 2010-2012

Amendments to IFRSs – Annual Improvements Cycles 2011-2013

The Company is proceeding with its analysis of the impacts of these new announcements or changes in its financial statements.

Applicable on or from January 1, 2016:

Revision IAS 16 and IAS 38 – the amendment aims to include information about the concept of future expectation of reduction in selling price and to clarify the method of depreciation based on income generated by an activity.

Changes to IAS 16 prohibit companies from using the depreciation method based on revenue for fixed assets. Changes to IAS 38 introduce the refutable premise that the revenue is not an appropriate basis to determine amortization of an intangible asset.

Currently, Eletrobras does not use the depreciation method based on revenue generated by an activity. The Management of the Company believes that application of these changes to IAS 16 will have no material impact on the consolidated financial statements of Eletrobras.

IFRS 11 - the amendment requires that the purchaser of a participation in a joint operation constitute a business, as defined in IFRS 3, applying the principles of IFRS 3, except for those that conflict with IFRS 11. A joint business also requires disclosure of relevant information required under IFRS 3 and other business combination rules.

Changes must be applied prospectively to acquisitions of equity in joint operations (where joint operations are business, as defined under the terms in IFRS 3) starting in annual periods starting on or after January 1, 2016. The Management of the Company believes that application of these changes to IFRS 11 may have impact on the consolidated financial statements in the future, should there be such transactions.

IFRS 10 and IAS 28 Revision - clarifies that in a transaction between an investor and associate or joint venture, the recognition of gain or loss depends on whether the goods sold or contributed constitute a business. The Management of the Company believes that application of these changes to IFRS 10 and IAS 28 may have impact on the consolidated financial statements in the future, should there be such transactions.

IAS 1 Revision - Clarifications concerning the judgment process of disclosures in the Financial Statements. Changes to IAS 1 offer guidelines regarding application of the concept of materiality in practical terms.

The Management of the Company believes that application of these changes to IAS 1 will have no material impact on the consolidated financial statements of Eletrobras.

Amendments to IFRSs – Annual Improvements Cycles 2012-2014

Annual Improvements to IFRs 2012-2014 Cycle include several changes to a series of IFRs, that are summarized below:

Changes to IFRS 5 introduce specific guidelines to IFRS 5 regarding when an entity reclassifies an asset (or set of disposal) from “held for sale” to “held for distribution to stakeholders” (or vice-versa). Changes clarify that these change must be considered as a continuity of the original plan of sale and, therefore, requirements set forth in IFRS 5 regarding the change to the sales plan are not applicable. Changes clarify also the guidelines related to discontinuity of accounting “held for distribution.”

Changes to IFRS 7 provided additional guidelines to clarify if a service contract is a continuous engagement in an asset transferred for purposes of disclosures required related to transferred assets.

Changes to IAS 9 clarify that the rate used to discount post-retirement benefits obligations must be determined based on market return by the end of the reporting period regarding high-quality corporate bonds. The evaluation of the market size for high-quality corporate bonds should be at the currency level (that is, the same currency used to pay the benefits). For currencies that do not have high liquidity market for such high-quality corporate bonds, the basis should be market return on governmental bonds denominated in that currency by the end of the reporting period.

The Management of the Company does not believe that application of these changes should have a relevant effect on the consolidated financial statement of Eletrobras.

Applicable on or from January 1, 2018

IFRS 15 - Revenue Recognition (new pronouncement) – specifies how and when recognition of revenue from contracts with clients will be done as well as requires that the entity provide users of financial statements more informative and relevant information.

IFRS 9 - Financial Instruments – its objective is to replace IAS 39 – Financial Instruments – Recognition and Measurement, and to establish principles for disclosure of financial assets and liabilities, as well as to add a new model for impairment and changes limited to classification and measurement requirements while introducing an evaluation criterion of “fair value recognized in other comprehensive income” for some simple debt instruments.

The Company is proceeding with its analysis of the impacts of these new pronouncements in its consolidated financial statements.

Applicable on or from January 1, 2019:

IFRS 16 - Leasing (new pronouncement) – the purpose is to introduce requirements for recognition, measurement, presentation, and disclosure of leasing. The pronouncement offers a unique accounting model for leases, requiring that the lessee recognizes assets and liabilities for all lease agreements, unless when the contract term is less than 12 months or the value of the asset object of the lease is low. For lessors, there are no substantial changes, and they should continue to classify lease agreements as operating or financial, as defined in IAS 17.

The Company is proceeding with its analysis of the impacts of these new pronouncements or changes in its consolidated financial statements.

3.2. Basis of consolidation and investments in subsidiaries

The following accounting policies are applied in the preparation of the consolidated financial statements, which include equity investments of the Company and its subsidiaries.

In the consolidated financial statements the financial information of the subsidiaries and of the jointly controlled and affiliated projects are recognized through the equity method and are initially recognized by their cost value and then adjusted for purposed of recognition of the Company in profit or loss and other comprehensive income of the affiliate.

When necessary, the financial statements of the jointly controlled and affiliated subsidiaries are adjusted to conform to the accounting policies adopted by the Company.

The subsidiaries, jointly controlled and associates are substantially domiciled in Brazil.

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

All transactions, balances, income and expenses among the companies of the Company are eliminated in full in the consolidated financial statements.

The Company adopts the following consolidation practices:

a) Elimination of the investments of the investor in investee companies, to offset their participation in respective net equity assets;

b) Elimination of balances of intercompany receivables and payables;

c) Elimination of intercompany income and expenditures;

d) Highlighting of the non-controlling shareholder interest in shareholders’ equity and in the consolidated statement of profit or loss of the investee companies.

The Company uses the criteria of full consolidation, as described in the table below. Participation is given on the total capital of the subsidiary.

	12/31/2014		12/31/2013
	Participation		Participation
Subsidiaries	Direct	Indirect	Direct	Indirect

Amazonas Energia	100%	—	100%	—
Boa Vista Energia	100%	—	100%	—
Ceal	100%	—	100%	—
CELG-D (1)	51%	—	—	—
Cepisa	100%	—	100%	—
Ceron	100%	—	100%	—
CGTEE	100%	—	100%	—
Chesf	100%	—	100%	—
Eletroacre	94%	—	94%	—
Eletronorte	99%	—	99%	—
Eletronuclear	100%	—	100%	—
Eletropar	84%	—	84%	—
Eletrosul	100%	—	100%	—
Furnas	100%	—	100%	—
Chuí IX	—	99.99%		—
Coxilha Seca	—	99.99%	—	—
Estação Transmissora	—	—	—	100%
Hermenegildo I	—	99.99%	—	—
Hermenegildo II	—	99.99%	—	—
Hermenegildo III	—	99.99%	—	—
Linha Verde Transmissora (2)	—	100%	—	—
Uirapuru	—	75%	—	75%
Complexo Eólico Pindaí I (3)
Acauã Energia S.A.	—	99.93%	—	—
Angical 2 Energia S.A.	—	99.96%	—	—
Arapapá Energia S.A.	—	99.90%	—	—
Caititu 2 Energia S.A.	—	99.96%	—	—
Caititu 3 Energia S.A.	—	99.96%	—	—
Carcará Energia S.A.	—	99.96%	—	—
Corrupião 3 Energia S.A.	—	99.96%	—	—
Teiú 2 Energia S.A.	—	99.95%	—	—
Complexo Eólico Pindaí II (3)
Coqueirinho 2 Energia S.A.	—	99.98%	—	—
Papagaio Energia S.A.	—	99.96%	—	—

(1)	Acquisition of subsidiary (Note 42 (a))
(2)	Acquisition of control (Note 42 (b))
(3)	Acquisition of control (Note 42 ( c))

The consolidated financial statements include the balances and transactions of exclusive funds whose only shareholders are the Company and its subsidiaries, composed of public, private securities and debentures of companies with a low risk rating and high liquidity score.

(b) Investments in associates

Associates are all entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in associates and jointly controlled entities are accounted for using the equity method and are initially recognized at cost and then adjusted for recognition of the Company’s profit or loss and any other comprehensive income of the associate.

Any amount that exceeds the cost of the acquisition over the Company’s interest in the net fair value of assets, liabilities and contingent liabilities of the affiliate on the date of acquisition is recognized as goodwill. The premium is added to the carrying amount of the investment. Any amount of the Company’s participation in the net fair value of assets, liabilities and contingent liabilities identifiable that exceeds the cost of acquisition, after reassessment, is recognized immediately in income.

When the Company’s share in the loss of an associate is greater than the Company’s equity interest in that associate (including any long-term investment in the associate), the Company does not recognize its equity interest under additional losses. Additional losses are only recognized if the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

(c) Investment in joint ventures and joint operations

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

When a subsidiary of the Company directly carries out its activities through a joint venture, the Company’s interest in the jointly subsidiary and any liabilities incurred are recognized in the financial statements of its subsidiary and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Any gain from the sale or use of the Company’s interest in income of jointly controlled assets, and its share of any expenses incurred by the joint venture are recognized when it is likely that the economic benefits associated with the transactions will flow to / from the Company and its value can be measured reliably.

The Company reports its interests in joint ventures in its consolidated financial statements using the equity method.

3.3. Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of high liquidity with original maturities of up to three months and with insignificant risk of change in value.

3.4. Accounts receivables and allowance for doubtful accounts

Accounts receivable from customers (consumers and retailers) are composed of credits from the sale and supply of electricity, including those resulting from electricity traded under the Câmara de Comercialização de Energia Elétrica – CCEE, and are initially recognized at fair value and subsequently measured at amortized cost less allowance for doubtful accounts cost (see note 4.VIII).

The balance also includes the supply of energy that has not been billed, originating substantially from distribution activity that is measured on the basis of estimates, based on the history of consumption of MW/hr.

Accounts receivable are normally settled in a period of up to 45 days, for which reason book values substantially represent the fair value on the date the books are closed.

If the period of receipt is equivalent to one year or less, the accounts receivable are classified under current assets. Otherwise, they are presented under non-current assets (Note 7).

3.5. Fuel Consumption Account - CCC

Under Law 8,631, of March 4, 1993, the Company administers the amounts for payments made by concession holders of public electricity service to the Fuel Consumption Account – CCC. This corresponds to annual expenses to subsidize fuels for electricity generation. The amounts are recorded under current assets. Current liabilities account for the available funds, held in a bank account, and shares unsettled by concession holders. The amounts recorded as assets are fixed by the profitability of the investment and represent restricted cash and may not be used for other purposes.

Operations with CCC do not affect consolidated income or loss for the financial year of the Company.

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

3.7. Inventories and Fuel

The inventory is recorded at the average purchase cost, net of provisions for losses, when applicable, and does not exceed the replacement cost or net realizable value. Inventory costs are determined by the average cost method. The net realizable value is the estimated selling price of stocks, less all estimated costs for its completion and costs necessary to make the sale.

The materials in warehouse inventory and fuel are classifed as current assets.

3.8. Nuclear fuel inventory

Composed of the uranium concentrate in stock, the corresponding services and nuclear fuel elements used in the thermonuclear power plants Angra I and Angra II, are recorded at acquisition cost.

In its initial stages of formation, the uranium ore and the services needed for its manufacture are purchased, and classified for accounting purposes under non-current assets, presented under the heading of Nuclear Fuel Inventory. After the manufacturing process is completed, the portion to be consumed in the next 12 months is classified under current assets.

The consumption of nuclear fuel elements is proportionally recognized in the statement of profit or loss, considering the monthly electricity actually generated in relation to the total energy provided for each fuel element. Inventory and evaluation of used nuclear fuel elements is carried out periodically.

3.9. Fixed Assets

Fixed assets are measured by the historical cost deducted from accumulated depreciation and any accumulated impairment losses. The historical cost includes expenses directly attributable to the acquisition of the assets. Such fixed assets are classified under the appropriate fixed asset categories when completed and ready for their intended use. The depreciation of these assets starts when they are ready for intended use on the same basis of other fixed assets.

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

A fixed asset item is written off after sale or when there are no future economic benefits resulting from continuous use of the asset. Any gains and losses in sales or write-off of fixed asset items are determined by the difference between the amounts received from the sale and the carrying amount and are recognized in the statement of profit or loss of the year.

Please see note 4XI for the effects of the Independent Investigation (as defined in that note), on the fixes assets of the Company

3.9.1. Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. The company considers the following criteria:

a)	The capitalization period occurs when the qualifying asset is under construction, ending with the capitalization of interest when the item is available for use;

b)	Interest is capitalized considering the weighted average rate on the loans and financing in effect on the date of capitalization or, for those assets in relation to which specific loans were obtained, the rates of these specific loans;

c)	Capitalized interest on a monthly basis does not exceed the value of the interest expenses determined in the capitalization period;

d)	Capitalized interest is depreciated considering the same criteria and estimated useful life determined for the item in which it is incorporated.

Gains on investments arising from temporary investment of resources from specific loans and financing, not spent yet with the qualifying asset, are deducted from borrowing costs and financing eligible for capitalization, whenever the effect is material.

All other borrowing costs and financings are recognized in the statement of profit or loss of the year they are incurred.

3.10. Concession contracts

The Company has concession contracts in the segments of generation, transmission and distribution of electricity, signed with the concession grantor (Brazilian federal government) for periods ranging between 20 years and 35 years, being all contracts, by segment, very similar in terms of rights and obligations of the concessionaire and the power grantor. The terms of the principal concessions are described in Note 2.

Under Law 12.783, the grantor opted to renew concessions being operators and maintainers of the hydroelectric plants, receiving a fee for the cost of these activities. In this way, companies holding generation assets become providers of services, no longer selling electric energy at market price, the same have happened to the transmission segment. This new law empowers the Union to extend, once only, maturing Concessions of generation, transmission and distribution of Electricity for a maximum of 30 (thirty) years and, in the case of thermoelectric generation, for a maximum of 20 (twenty) years.

I – Tariff System

a)	The electricity distribution tariff system is controlled by the National Electricity Regulatory Agency – ANEEL, and such tariffs are annually adjusted, and reviewed each four year period, aimed at maintaining the economical-financial balance of the concessionaire, considering conservative investments made and the cost and expense structure of the reference company. The services are charged directly to the users, based on the volume of the consumed electricity and the authorized tariff (See Note 17 (b)).

b)	The electricity transmission tariff system is regulated by ANEEL and there are periodic tariff reviews being established an Annual Allowed Revenue – RAP. The RAP is updated annually by an inflation rate and subject to periodic reviews to make up for new investments and occasional issues of economic-financial balance of the concession contracts. This tariff system was modified for the concessions renewed pursuant to Law 12,783/2013.

c)	The electricity generation tariff system was, in general, based on a regulated tariff until 2004. After this date, in connection with the changes in regulations for this sector, it changed from tariff basis to a price system. The electricity generation companies are free to participate in electricity auctions for the regulated market. In this case, a base price and the final price are established in a competition between the participants at the auction. Additionally, electricity generation companies may enter into sale agreements with consumers qualifying in the free consumers category (definition based in demanded power in MW). This tariff system was modified for the concessions renewed pursuant to Law 12,783/2013.

II – Transmission and Distribution Concessions

The concession contracts regulate the exploitation of public services of distribution and transmission of electrical energy by the Company, where:

1) Electricity distribution

a) The contract establishes what services the operator must provide and to whom (consumer class) the services must be provided;

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

c) At the end of the concession, the assets linked to the infrastructure must revert to the power grantor upon payment of compensation determined by the depreciated Regulatory Remuneration Base - BRR.

2) Electricity transmission

a) The price (tariff) is regulated and denominated Annual Allowed Revenue (RAP). The electricity transmission company cannot negotiate prices with users. For some contracts, RAP is fixed and monetarily updated by price indexes once a year. For the remaining contracts, RAP is monetarily updated by a price index once a year, and is reviewed each five years. Generally, RAP for any electricity transmission company is subject to annual review due to increasing assets and operational expenses arising from modifications, improvements and enlargement of facilities. Tariffs level (RAP) was changed from the renewal of concessions directly affected by Law 12,783/2013.

b) Assets are revertible at the end of the concession and are entitled to indemnification (cash) from the Federal Government on investments not yet amortized, determined by the new replacement value - VNR. There are still assets of renovated concessions, outstanding grants approval of ANEEL, and hence, pending indemnification.

II. 1 - Application of the IFRIC 12 - Service concession contracts, applicable to contracts of public-private concession contracts in which the public entity:

a) Controls or regulates the type of services that can be provided using the underlying infrastructures;

b) Controls or regulates the price at which the services are provided;

c) Controls/owns a significant interest in the infrastructure at the end of the concession.

A public-private concession presents, typically, the following characteristics:

a) An underlying infrastructure for the concession which is used for providing services;

b) An agreement/contract between the grantor and the operator;

c) The operator provides a set of services during the concession;

d) The operator receives a remuneration throughout the concession contract, either directly from government authorities or from the users of the infrastructure, or both;

e) The infrastructures are transferred to the grantor at the end of the concession, typically for free or also for valuable consideration.

According to IFRIC 12, concession infrastructures qualifying in the rule are not recognized by the concessionaire as fixed assets, once the operator is not deemed to be in control of such assets. These are, therefore, accounted for using one of the following accounting models, depending on the type of compensation commitment assumed by the Federal Government within the scope of the contract:

1)	The financial asset model

This model is applicable when the concessionaire has the unconditional right to receive certain monetary amounts regardless of the level of use of infrastructures covered by the concession and results in the recording of a financial asset, which was classified as loans and receivables (generation and transmission) or as available for sale (distribution).

2)	Intangible asset model

This model is applicable when the concessionaire under the concession, is remunerated depending on the degree of utilization of the infrastructures (credit risk and demand risk) in relation to the concession and results in the recording of an intangible asset.

3)	Mixed Model

This model is applied when the concession includes compensation guaranteed by the Federal Government and compensation depending on usage level of the concession infrastructure..

Based on the characteristics established in the concession contracts of the electric power distribution company and its subsidiaries and the requirements of the rule, the following assets are recognized in relation to the electricity distribution business:

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

The infrastructure received or constructed from the distribution activity is recovered through two cash flows, namely:

a)	Partly through energy consumption by consumers (issuance of the monthly invoices from the measurement of energy and power consumed/sold) during the term of the concession; and

b)	Partly as compensation of reversible assets at the end of the term of the concession, this being received directly from government authorities or from whom it delegates this task to.

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

b) Tariff basis and trading terms are in force until 2023, which corresponds to a significant part of the useful life of the power plant, when the tariff basis and the terms of commercialization must be revised;

c) The financial flow was established mainly to enable payment of the debt service, with final maturity in 2023, and to maintain its operations and maintenance costs;

d) The trading of electricity from Itaipu was subrogated to the Company, however it arose from previously signed contracts with distribution companies, under previously defined payment conditions;

e) Pursuant to Law 10,438, of April 26, 2002, the commitments of acquisition and transfer to distribution concession holders of electricity services from Itaipu Binacional signed so far by Furnas and Eletrosul, subsidiaries of Eletrobras, with electricity distribution concession holders were transferred to the Company. Debt arising from trading electricity from Itaipu Binacional was renegotiated with the Company, originating financing contracts. These contracts were initially accounted for at fair value, and, subsequently, measured at amortized cost using the effective interest method;

f) The terms of the treaty guarantee the reimbursement of the Company even in the event of lack of generating capacity or operational problems with the power plant. Thus, the Company acts substantially as marketing agent of electric power for Itaipu.

V. Financial asset – Public Utility Concessions.

The Company recognizes a receivable credit from the Federal Government (or from whom the Federal Government has granted it to) when it has an unconditional right to receive cash at the end of the concession as an indemnification for investments made by electricity distribution, transmission and generation companies and not recovered through services related to the concession. These financial assets are accounted for at fair value of the rights and are calculated based on the estimated part of investments made and not amortized or depreciated until the end of the concession. Assets related to electricity distribution are compensated based on the Weighted Average Cost of Capital - WACC (capital cost) regulatory remuneration, being this factor included in the tariff basis and assets related to electricity transmission are compensated based on the internal rate of return of the enterprise. In the case of generation, only the assets related to concessions directly affected by Law 12,783/2013 (see note 2) and formed from the abovementioned law, are considered financial assets to be paid in the same manner as transmission, provided that the acquisition of such assets is approved by MME and ANEEL.

These accounts receivable are classified as current and non-current considering the receiving expectation of these amounts, based on the termination date of the concessions.

3.11. Intangible assets

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

3.11.1. Concessions (Use of Public Asset – UPA)

The Company and some subsidiaries have onerous concession contracts with the Federal Government for usage of public property for electricity generation in certain power plants.

The amounts identified in the contracts are presented at future prices and, therefore, the Company and its subsidiaries have adjusted these contracts to present value based on the discount rate calculated for the maturity date.

The liability updating due to the discount rate and monetary restatement as defined in the concession contract is being capitalized in the assets during the construction of the power plants and will be, as of the date of startup, recognized directly in the statement of profit or loss.

These assets are recorded in intangible assets as corresponding entry of non-current liability.

3.11.2. Expenses with Studies and Projects

Expenses incurred with studies and projects, including feasibility studies and hydroelectric plant inventories and power transmission lines, are recognized as operating expenditures, when incurred, and until it has effective proof of the economic viability of their use or the granting of the concession or authorization. From the concession and/or authorization for use of the public service of electricity or the evidence of economic viability of the project, the expenses incurred are capitalized as cost of development of the project. Currently, the Company does not have capitalized values regarding spending on studies and projects.

3.12. Recognition of the receivables and the Parcel A obligations and other financial components

On November 25, 2014, ANEEL decided to ammend the concession contracts of the electricity distribution companies in Brazil, in order to eliminate any uncertainty, until then existing, with regard to the recognition and realization of time differences, whose values (representing costs not managed by the distribution companies) are passed annually on to the tariff for electrical energy distribution – Parcel A (CVA) and other financial components. Pursuant to the addendum issued by the ANEEL, the regulatory body guarantees that the CVA values and other financial components will be incorporated in the calculation of compensation, at the end of the concession.

The addendum to the concession contracts, represented a new element that ensures, from the date of its signature, the right or imposes an obligation on the concessionaire receiving or paying for the assets and liabilities in relation to the counterparty – the Granting Authority. This new event changes, from that date, the environment and the previously existing contractual terms and extinguishes the uncertainties regarding the ability of realization of the asset or enforcement of the liability. These are conditions, therefore, that differ in essence from those which occurred previously.

The effects of the addendum to the concession contracts represents a new scenario and, consequently, their application was prospective. Therefore, the recognition of the amounts receivable (obligations) was effected in asset (or financial liability) accounts, where appropriate, in contrast to the income or loss for the financial year (under net operating revenue).

3.13. Impairment of non-financial assets, excluding goodwill

At the end of each fiscal year, the Company evaluates if there is any evidence that its non-financial assets have suffered any impairment losses. In case there is such evidence, the recoverable amount of the asset is estimated, in order to measure the amount of this loss, if any. For purposes of the impairment test of non-financial assets, excluding goodwill, assets are grouped at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets, the cash-generating unit. When it is not possible to individually estimate the recoverable amount of an asset, the Company calculates the recoverable amount of the cash-generating unit to which the asset belongs.

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

If the calculated recoverable amount of an asset (or cash generating unit) is lower than its carrying amount, the book equity value of the asset (or cash generating unit) is reduced to its recoverable amount. The loss corresponding to the reduction of the recoverable value is immediately recognized in the statement of profit or loss.

When the impairment loss is subsequently reversed, there is an increase in the carrying amount of the asset (or cash generating unit) due to the reviewed estimate of its recoverable amount. Such increase cannot exceed the carrying amount that would have been determined if no impairment loss was accounted for the asset (or cash generating unit) in previous fiscal years. The reversal of the impairment loss is immediately recognized in the statement of profit or loss.

Due to historical operational losses on distribution companies of Eletrobras, the Company annually performs the recoverability test using the method of the present value of future cash flows generated by the assets, resulting in an amount lower than the amount recorded in distribution companies (See Note 19). In addition, for the other business units are subject to the impairment test through the discounted annual cash flow method. An assessment is individually made for each generation and transmission concession contract.

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

3.15. Business combinations

In consolidated financial statements, business acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value. Such fair value is calculated by the sum of the fair values of the assets transferred by the Company, the liabilities assumed by the Company on the date of acquisition with the former owners of the acquiree and the equity issued by the Company in exchange for control of the acquiree. The acquisition related costs are generally recognized in the income, when incurred.

On the acquisition date, the identifiable acquired assets and assumed liabilities are recognized at fair value at the acquisition date, except for:

•	assets or deferred tax liabilities and assets and liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 - Income Taxes and IAS 19 - Employee Benefits, respectively;

•	liabilities or equity instruments related to the acquiree’s share-based payment agreements or Group share-based payment arrangements concluded in place to the acquiree’s share-based payment agreements are measured in accordance with IFRS 2 - Share-Based Payment at the acquisition date; and

•	assets (or disposal groups) classified as kept for sale according to IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operations which are measured by this Rule.

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

3.16. Taxation

Expenses with income tax and social contribution represent the sum of current and deferred taxes .

3.16.1. Current taxes

Provision for income tax (IRPJ) and social contribution (CSLL) is based on the taxable income for the year. Taxable income differs from the net income presented in the statement of profit or loss, because excludes taxable revenues or deductible expenses in other years, as well as to excluding nontaxable or non-deductible items permanently. Provisions for income tax and social contribution are individually calculated for each subsidiary of the Company. The Group’s current tax is calculated using tax rates that have been enacted or substantially enacted by the end of the reporting period.

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

Current and deferred taxes are recognized in the statement of profit or loss, except when they correspond to items registered in Other Comprehensive Income, or directly in shareholders’ equity, a case in which current and deferred taxes are also recognized in Other Comprehensive Income or directly in shareholders’ equity, respectively. Where the current and deferred taxes are derived from the initial accounting of a business combination, the tax effect is considered in accounting for the business combination.

3.17. Financial instruments

Financial assets and liabilities are recognized whenever an entity of the Company is part of the contractual provisions of the agreement.

Financial assets and liabilities are initially measured at fair value.

Transaction costs directly attributable to the acquisition or issuance of financial assets and liabilities (except for financial assets and liabilities accounted for at fair value in the statement of profit or loss) are added to or deduced from the fair value of financial assets or liabilities, if applicable, after initial recognition. Transaction costs directly attributable to acquisition of financial assets or liabilities at fair value through profit or loss are immediately recognized in the statement of profit or loss.

3.17.1. Financial assets

Financial assets are classified into the following specific categories: financial assets at fair value through income or loss, investments held to maturity, financial assets available for sale and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined on the date of initial recognition.

1)	Financial assets at fair value through profit or loss

A financial asset is classified as held for trading if:

(a)	It is purchased primarily to be sold in the short term; or

(b)	On initial recognition it is part of a portfolio of identified financial instruments that Eletrobras jointly manages and it has a recent actual pattern of obtaining short-term profits; or

(c)	It is a derivative that is not designated as an instrument of effective “hedge”.

A financial asset held for trading, in addition, can be designated at fair value through profit or loss on initial recognition if:

(a)	Such a designation eliminates or reduces significantly an inconsistent measurement or recognition that would otherwise would arise; or

(b)	The financial asset is part of a managed group of assets or financial liabilities or both, and

(c)	Its performance is evaluated based on fair value, in accordance with the documented risk management strategy or Company’s investment, and when the information about the grouping is provided internally on the same basis; or

(d)	It is part of a contract containing one or more embedded derivatives, and the IAS 39 - Financial Instruments: Recognition and Measurement allows the combined contract (asset or liability) to be fully designated at fair value through the profit or loss.

Financial assets are classified at fair value through profit or loss when they are held for trading with the purpose of selling in the short term or designated by fair value through profit or loss.

Financial assets at fair value through profit or loss are shown at fair value, and gains or losses are recognized in the income. Net gains and losses recognized in the income incorporate the dividends or interest earned by the financial asset, being included under other financial income and expenses in the statement of profit or loss.

(a)	Held to maturity Investments

Held-to-maturity investments correspond to non-derivative financial assets with fixed or determinable payments and fixed maturity date that the Company has the positive intention and ability of keeping until maturity. After initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method, minus possible loss impairment.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables, including trade accounts receivable and others, cash and cash equivalents, accounts receivable of Installment A (note 3.12) and others, are initially recorded at their transaction price, which is the fair value of the price paid, including transaction expenses. After initial recognition, they are measured at amortized cost value using the effective interest method, less any impairment losses.

The interest income is recognized by applying the effective interest rate.

(d)	Available-for-sale Financial assets

Available-for-sale financial assets correspond to non-derivative financial assets designated as available for sale, or not, classified as:

1) Financial assets at fair value through income or loss

2) Investments held to maturity, or

3) Loans and receivables.

Changes in the carrying value of monetary financial assets available for sale due to fluctuation in exchange rates (see below), the interest income calculated using the effective interest method and the dividends on stock investments available for sale are recognized in the statement of profit or loss. The changes in the fair value of financial assets available for sale are recognized in Other comprehensive income. When the investment is sold or presents impairment, the cumulative gain or loss previously accounted in the Other comprehensive incomes is reclassified to the statement of profit or loss.

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

In the case of capital investments classified as available for sale, a significant or long fall in the fair value of a security below its cost is also evidence that the assets are deteriorated. If there is any evidence of this type for financial assets available for sale, the cumulative loss it will be withdrawn from the asset and recognized in the result consolidated demonstration. Such cumulative loss is measured as the difference between the acquisition cost and the current fair value, minus any impairment loss on the financial asset previously recognized in the statement of profit or loss. Impairment losses recognized in the statement of profit or loss in equity instruments are not reversed in the scope of the consolidated statement of profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available to increase sales, and this increase can be objectively related to an event occurred after the impairment loss have been recognized in the result, the impairment loss is reverted through the statement of profit or loss.

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

The carrying amount of the financial asset is directly reduced by the loss on impairment for all financial assets, with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance. Subsequent recoveries of amounts previously accrued are credited to the allowance. Changes in the carrying amount of the allowance account are recognized in the statement of profit or loss.For financial assets carried at amortized cost, if in a subsequent period, the amount of loss from the impairment decreases, and the decrease can be objectively related to an event occurring after the impairment has been recognized, the previously recognized loss is reversed through the outcome, as long as, the carrying value of the investment at the date of this reversal does not exceed the possible amortized cost if the impairment had not been recognized.

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

In the derecognition of a financial asset, the difference between the carrying amount of the asset and the sum of the consideration received and receivable and the accumulated gain or loss recognized in Other Comprehensive Income and accumulated in equity, is recognized in the statement of profit or loss.

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

3.17.5. De-recognition of financial liabilities

The Company reduces financial liabilities only when the Company’s obligation is extinct or when they expire. The difference between the carrying amount of the reduced financial liability and the paid and payable consideration is recognized in the income.

3.17.6. Financial guarantee contracts

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

3.17.7. Derivative financial instruments

The Company has derivative financial instruments to manage its exposure to interest rate and foreign exchange risks, including fixed-term exchange contracts, interest rate and currency swaps. Note 43 includes more detailed information about the derivative financial instruments.

Initially, the derivatives are recognized at fair value on the date a derivative agreement is entered into and, subsequently, are re-measured to their fair value at the end of the fiscal year. Occasional gains or losses are immediately recognized in the result, except when the derivative has been designated as, and effectively is a cash flow hedge instrument; in this case, the moment of recognition in the statement of profit or loss depends on the nature of the hedge relationship. (See item 3.17.9)

3.17.8. Embedded derivatives

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

For the purpose of hedge accounting, the Company uses the following classifications:

(a)	Fair value hedges

Changes at the fair value of the derivatives are designated and classified as fair value hedges are recorded in income with any changes in the fair value of the hedged items attributable to the risk covered. Changes in the fair value of the hedging instruments and the hedged item, attributable to the risk of hedging are recognized in income.

The hedge accounting is discontinued prospectively when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or executed, or when it is not longer classified as hedge accounting. The adjustment to fair value of the hedge item, originating from the risk of hedging, is recorded in income or loss from that date.

(b)	Cash flow hedges

The effective part of the changes in the fair value of derivatives that are designated and qualified as cash flow hedge are accounted for as other comprehensive income. Gains or losses related to the non-effective part are immediately recognized in the statement of profit or loss.

The amounts previously recognized in other comprehensive outcomes and accumulated in the balance sheet are reclassified to the statement of profit or loss in the year when the object item being hedged is recognized in the statement of profit or loss.

Hedge accounting is discontinued when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or executed, or when it no longer qualifies for hedge accounting. Any gains or losses recognized in other comprehensive outcomes and accumulated in equity at that time remains in equity and are recognized when the forecasted transaction is finally recognized in the statement of profit or loss. When no one expects that the forecasted transaction occurs, the gains or losses accumulated and deferred in equity are recognized immediately in the income.

The Company uses derivative financial instruments for financial risk management, as described in Note 43. As of October 1, 2013, the Company adopted hedge accounting procedures under the provisions of IAS 39 aimed at reducing volatility in the financial statements generated by the marking to market of derivative financial instruments and greater transparency of activities of the Risk Management of the Company.

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

Each hedging relationship is documented so that the secured debt, the designated derivative, the goal, the strategy of risk management, contract terms designated for hedge accounting and the measurement methodology of prospective and retrospective effectiveness is identified and recorded

3.18. Post-employment benefits

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

Past service costs are immediately recognized in the statement of profit or loss, in the period of occurrence of a change in the plan.

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

3.18.2. Other post-employment obligations

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

3.18.3 Termination Benefits

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

3.19. Provisions

The provisions are recognized for present obligations (legal or constructive) resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of each reporting period, considering the risks and uncertainties related to the timing or amount of the liability. When the provision is measured based on the estimated cash flows to settle the liability, it carries the amount corresponding to the present value of these cash flows (when the effect of time value of money is relevant).

When some or all the economic benefits required to settle a provision may be recovered from a third party, an asset is recognized if, and only if, the reimbursement is nearly certain and the value can be reliably measured.

3.19.1. Provision for assets decommissions

A provision is recognized throughout the short period between the economic useful life of a thermonuclear plant or throughout the period of the concession. The objective is to allocate to the respective operating period, the costs to be incurred with their technical-operational deactivation, at the end of the concession or their useful life. The Company is recording the provision, estimated in thirty years.

The values are appropriated to the statement of profit or loss of the fiscal year at present value, based on yearly quotas fixed in U.S. dollars, at the ratio of 1/40 of the estimated expenses, immediately registered and converted at the exchange rate at the end of each period (see Note 31).

3.19.2. Provision for legal liabilities related to legal proceedings.

Provisions for legal contingencies are recognized when it is considered more likely than not the Company’s defence will be unsuccessful and the amount to settle the obligation and be reliably estimated.

3.19.3. Onerous Contracts

Current liabilities resulting from onerous contracts are recognized and measured as provisions. An onerous contract exists when the unavoidable costs incurred to comply with the provisions of the contract exceed the economic benefits expected to be earned throughout the same contract.

3.20. Advance for future capital increase

Advances of proceeds received from the controlling shareholder and intended for capital investment are irrevocably granted. They are classified as non-current liabilities and are initially recognized at fair value and subsequently restated by the SELIC rate (Brazilian benchmark interest rate).

3.21. Share capital

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

3.23. Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, deducting any estimates of returns and other similar deductions.

3.23.1. Sale of energy and services

a) Generation and Distribution

Generation revenue are classified as: i) Supply of energy to distribution companies; ii) Supply of energy to final consumers, and; iii) Short term eletricity. Revenue is measured at the fair value of the consideration received or receivable, net of taxes and of any discounts incident on it. Revenue from energy sales and services is recognized when it is probable that the economic benefits associated with the transactions will flow to the Company; the value of the revenue can be measured reliably; the risks and benefits related to the sale were transferred to the buyer; the costs incurred or to be incurred related to the transaction can be measured reliably; and the Company no longer holds control and responsibility over the energy sold. Construction revenue connected with the segment of electric power distribution and part of generation covered in the scope of the IFRIC 12 are also included.

For generating concessions renewed under Law 12,783/2013, there was a change of the price system for tariffs, with periodic tariff review in the same manner already applied to the transmission activity up to then. The rate is calculated on the basis of operation and maintenance costs, plus the rate of 10%, with the revenue being recognized for coverage of operation and maintenance expenses on the basis of the cost incurred.

b) Transmission

1) Financial revenue arising from the remuneration of the financial asset, until the end of the concession term, earned in a prorated manner takes into consideration the average rate of return on investments.

2) Revenue for coverage of operation and maintenance expenses on the basis of the cost incurred.

3) Revenue from infrastructure development is recognized in the results in relation to the stage of completion of the work, in accordance with the stipulations in the IAS 11 and measured based on fair values of the costs incurred. Infrastructure development costs are recognized as they are incurred. The margin of construction adopted is established as being equal to zero, considering that:

(i)	The Company activity is the generation and distribution of electricity;

(ii)	The entire revenue of construction is related to the construction of infrastructure for its activity, i.e., the generation and distribution of electricity.

(iii)	The Company outsources the infrastructure construction with unrelated parties.

3.23.2. Dividend an interest revenue

Dividend is recognized when the shareholder’s right to receive this dividend is established and provided that it is probable that the future economic benefits will flow to the Company and the value of the revenue can be measured reliably.

Interest revenue interest is recognized when it is probable that the future economic benefits will flow to the Company and the value of the revenue can be measured reliably. The interest revenue is recognized by the straight-line method, based on time and at the effective interest rate on the amount of the outstanding principal. The effective interest rate is the one that discounts exactly the estimated future cash receipts during the estimated life of the financial asset in relation to the initial net book value of this asset.

3.24. Leasing

–Finance leases are capitalized in fixed assets when the Company holds rights over tangible assets intended for the maintenance of its activities, arising from financial commercial leasing that transfer to the lessee the benefits, risks and control of assets. At the beginning of the financial lease, these assets are capitalized at the lower value between the fair value of the lease and the present value of the minimum lease payments.

Finance leases are accounted for as if they were a financed purchase, recognizing, at the time of purchase, a fixed asset and a financing liability (lease). Each installment paid of the lease is allocated partly to liabilities and partly to financial charges, so that in this manner a constant rate on the open debt balance is obtained. The corresponding obligations, net of finance charges, are included in other long-term liabilities.

Interest and other financial expenses are recognized in the statement of profit or loss during the lease period, in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The fixed asset acquired through financial leasing (a) is classified as Non-Current Assets being amortized over its seful life (Note 22 item II).

Assets acquired through finance leasing agreements are depreciated based on the useful life of assets.

Payments related to operating leases are recognized as expenses by the linear method throughout the period the agreement is in force, except when another basis is more representative to reflect when the economic benefits of the leased asset are consumed. Contingent payments arising from operatingl lease agreements are recognized as expenses in the year they are incurred.

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

3.26. Scheduled downtimes

Costs incurred prior to and during the shutdowns of power plants and transmission lines are charged to costs and expenses in the period in which they are incurred.

3.27. Earnings (Loss) per share

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to shareholders of the Company by the weighted average number of outstanding shares (total shares less the treasury shares). Diluted earnings (loss) per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all diluted potential shares.

3.28. Operating Segments, Geographic and Other Information.

Operating segments are defined as components of an entity that: a)engages in business activities from which it may earn revenues and incur in expenses, b) whose operating results are regularly reviewed by the entity’s chief operating decision maker-CODM to make decisions about resources to be allocated to the segments and asses its performance, and c) for which discrete financial information is available.The Company’s chief operating decision maker is the Board of Directors.

The Company has determined that is has the following operating segments:

(I)	Generation, whose activities consist of the generation of electricity and its sale to electricity distribution companies and free customers, and trading activities;

(II)	Transmission, whose activities consist of transmission of electricity on behalf of electricity concessionaires;

(III)	Distribution, whose activities consist of transmission of electricity on behalf of electricity concessionaires; and

(IV)	Management, whose activities comprises the items that cannot be attributed to the other segments, particularly those linked to the corporate financial management, compulsory loans, equity investments and other expenses.

(V)	Eliminations, whose activities represents intercompany transactions eliminated for consolidation purposes.

Transactions between these operating segments are determined on a carried out at prices and conditions that are defined by the parties, that take into consideration the terms that could be applied in the market with unrelated parties.

The segment information presented herein related to the year ended December 31, 2014 contemplates the adjusting subsequent events identified by the Company related to investigation findings, compulsory loan and ICMS (value added tax) – Fuel accounting comsuption.

Segment net profit (loss) for the period, as included in the internal management reports reviewed by the Company’s CODM, is used to measure segment performance. Segment net profit (loss) for the period is determined using the same accounting policies to determined consolidated net profit and loss for the year.

Segment assets as included in the internal management reports reviewed by the Company’s CODM consists of fixed assets and intangible assets. Segment assets is determined using the same accounting policies used to determine consolidated fixed assets and consolidated intangible assets.

Segment liabilities information is not provided to the CODM and, therefore, have not been disclosed.

Substantially all of the Company’s revenue are from external customers located in Brazil and all of the Company’s non-current assets are physically substantially located in Brazil. Consequently, there is no further geographic revenue and non-current assets disclosure necessary.

Information about revenues by products and services from external customers is included in Note 37 and Note 44.

There are no revenues derived from a single customer that represents 10 percent or more of the Company’s consolidated revenue for the years ended December 31, 2014, 2013 and 2012.

3.29 Revision of the 2013 and 2012 consolidates financial statements

Subsequent to the issuance of the Company’s 2013 consolidated financial statements, which were originally approved for issuance by the Board of Directors on March 27, 2014, the Company’s management determined that the measurement of the Company’s finance leasing had to be corrected for an error. The Company’s management performed a correction in the calculation of the present value of finance leases related to the assets of independent energy producers which had energy suplly contracts with the subsidiary Amazonas Energia, identifying inaccuracies to be corrected retrospectively. Thus, the consolidated statements as of December 31, 2013 and 2012 were revised to correct specific amounts previously reported in of the consolidated balance sheets, statements of profit and loss and statements of cash flow.

The following details error corrections on the consolidated financial statements (1) as previously reported; (2) adjustments; and (3) as revised:

a) Consolidated Balance Sheets:

	12/31/2013			1/1/2013
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised

NON CURRENT ASSETS
FIXED ASSETS	30,038,514	208,991	30,247,505	29,494,833	220,015	29,714,848

TOTAL NON CURRENT ASSETS	99,305,565	208,991	99,514,556	100,564,377	220,015	100,784,392

TOTAL ASSETS	138,385,398	208,991	138,594,389	142,434,213	220,015	142,654,228

	12/31/2013			1/1/2013
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
LIABILITIES AND SHAREHOLDERS’ EQUITY

Leasing	181,596	(114,431)	67,165	162,929	(102,381)	60,549

TOTAL CURRENT LIABILITIES	25,734,736	(114,431)	25,620,305	25,334,472	(102,381)	25,232,092

NON CURRENT LIABILITIES
Leasing	1,891,628	(564,966)	1,326,662	1,860,104	(466,278)	1,393,826

TOTAL NON CURRENT LIABILITIES	51,961,754	(564,966)	51,396,788	49,819,148	(466,278)	49,352,870

SHAREHOLDERS’ EQUITY
Profit reserves	4,334,565	888,388	5,222,953	11,361,225	788,673	12,149,898

TOTAL SHAREHOLDERS’ EQUITY	60,688,908	888,388	61,577,296	67,280,593	788,673	68,069,266

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,385,398	208,991	138,594,389	142,434,213	220,014	142,654,228

b) Consolidated Statements of Profit and Loss:

	12/31/2013			12/31/2012
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised

NET OPERATING REVENUE	23,835,644	—	23,835,644	28,014,296	—	28,014,296

OPERATING EXPENSES

Depreciation	(1,285,351)	(11,024)	(1,296,375)	(1,528,692)	(11,024)	(1,539,716)

	(29,204,055)	(11,024)	(29,215,079)	(27,641,887)	(11,024)	(27,652,911)

OPERATING RESULT BEFORE FINANCIAL RESULT	(5,368,411)	(11,024)	(5,379,435)	372,409	(11,024)	361,385

FINANCIAL INCOME (LOSS)	265,946	110,738	376,684	1,684,475	154,738	1,839,213
Financial Revenue	3,712,311	—	3,712,311	4,658,821	—	4,658,821
Financial Expenses	(3,446,365)	110,738	(3,335,627)	(2,974,346)	154,738	(2,819,608)

NET INCOME (LOSS) FOR THE YEAR	(6,291,375)	99,714	(6,191,661)	(6,925,652)	143,714	(6,781,938)

AMOUNT ATTRIBUTED TO CONTROLLING SHAREHOLDERS	(6,286,663)	99,714	(6,186,949)	(6,878,916)	143,714	(6,735,202)

EARNINGS (LOSS) PER SHARE	(4.65)	0.08	(4.57)	(5.12)	0.14	(4.98)

c) Consolidated Statements of Cash Flows:

	12/31/2013			12/31/2012
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
OPERATING ACTIVITIES

Loss before taxes and social contributions	(4,924,697)	99,714	(4,824,983)	(7,416,292)	143,714	(7,272,578)

Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	1,500,540	11,024	1,511,564	1,688,961	11,024	1,699,985
Financial charges	607,438	(110,738)	496,700	366,185	(154,738)	211,447

	3,778,747	(99,714)	3,679,033	13,165,268	(143,714)	13,021,554

Net cash from operating activities	9,329,355	—	9,329,355	13,349,926	—	13,349,926

Increase (reduction) in cash and cash equivalents	1,096,068	—	1,096,068	(608,329)	—	(608,329)

NOTE 4 – ACCOUNTING ESTIMATES AND JUDGEMENTS

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

III.	Basis of determination of indemnification by the Federal Government on concessions

Law 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the indemnification basis for public service concessions. The Company adopts, for the concessions not yet renewed, the assumption that the assets are reversible at the end of the concession contracts, with the right to receive indemnity from Federal Government on investments not yet amortized at the lower net book value and the new estimated replacement value. Following this assumption, for the concessions already renewed we have maintained the receivables with the Federal Government relating to the Basic Grid of the Existing System – RBSE, the investments made after the basic design of power plants and transmission lines (modernization and improvements), and the thermal generation assets. Such values are subject to approval by ANEEL (as disclosed in Note 2.1). The Company has defined the new replacement value (VNR) as a basis of measuring the amount to be indemnified by the Federal Government for the share of generation and transmission assets not fully depreciated by the end of the concession. For transmission assets this basis was defined by the Regulatory Asset Base - RAB.

IV.	Useful life of fixed assets

The Management of the Company adopts the criteria defined in ANEEL Resolution 367 of June 2, 2009, in determining the estimated useful life of fixed assets, limited to the concession term for the operations that are based on IFRIC 12, pursuant to the understanding that they fairly represent such lifespan (See Note 16).

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

VI.	Actuarial obligations

Actuarial liabilities are determined by actuarial calculations prepared by independent accountants based on the life expectancy of the participant (board AT-2000), average retirement age and inflation. However, the actual future results of the accounting estimates used in this financial information may be different from those existing and registered in the accounting book (see Note 29).

VII.	Provision for labor, tax and civil matters

Provisions for labor, tax and civil matters, when applicable, are made for when there is a present obligation (legal or constructive) as a result of a past event, is probable (more likely than not) there will be an outflow of resources that embodies economic benefits to settle the obligation and a reliable estimate of the amount to settle the obligation can be made. This assessment is made by the judgment of management, including advice from its legal counsel, considering case law, decisions in the courts, the history of any agreements and decisions, the experience of management and legal counsel, as well as other relevant aspects (See Note 30).

VIII. Allowance for doubtful accounts

The Company recognizes an allowance for doubtful receivable accounts that management believes is unlikely to be collected. This allowance is calculated based on the assumptions set out and described in Note 7.

IX. Evaluation of financial instruments

As described in Note 43, the Management of the Company uses valuation techniques that include information that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 43 presents information about the main assumptions used in determining the fair value of financial instruments, as well as the analysis of the sensitivity of these assumptions. Management of the Company and its subsidiaries believes that the selected evaluation techniques and assumptions used are suitable to determine the fair value of the financial instruments.

X. Onerous Contracts

The Company and its subsidiaries use the assumptions related to economic costs and benefits of each contract to determine the existence or not of an onerous contract. In the case of long term commitments as sale and purchase of energy, the estimate in determining the amount of provision for the future sale of the contract is the historical average PLD approved by Management of the Company as a basis for the calculation of the provision for onerous contracts exclusively for accounting, as well as the discount rate applied to the cash flows. The actual values of the PLD over the years may be higher or lower to the assumptions used by the Company. In addition, the Company may have onerous contracts on concessions where the current expected cost for operation and maintenance is not fully covered by the revenues (see Note 33).

XI. Risks related to compliance with laws and regulations

In 2009, the Brazilian federal authorities initially focused the Lava Jato investigation at criminal organizations engaged in money laundering. The Lava Jato operation involves numerous investigations into several criminal practices focusing on crimes committed by individuals and organizations in Brazil. Since 2014, the Brazilian Federal Prosecutor’s started focusing part of the investigation on irregularities involving state owned companies’ contractors and suppliers and uncovered a broad payment scheme that involved a range of participants.

Although no criminal charges have been brought against the Company as part of Lava Jato operation, the Brazilian Federal Prosecutor’s Office has been investigating irregularities involving certain Company’s employees, contractors and suppliers, as well as certain contractors and suppliers of special purpose entities (“SPEs”) in which Eletrobras holds minority interests, involved in the construction of power generation plants.

As a response to allegations of potential illegal activities in 2015 relating to companies that provide services to the Company’s subsidiary, Eletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”) (specifically, “NTU Angra 3” nuclear power plant), and to certain Company’s SPEs, Eletrobras’ Board of Directors engaged the law firm Hogan Lovells US LLP to undertake an independent internal investigation for the purpose of assessing the eventual existence of irregularities, including violations of the U.S. Foreign Corruption Practice Act (FCPA), the Brazilian Anticorruption Law and the Eletrobras’ code of ethics (the “Independent Investigation”).

The Independent Investigation is subject to oversight by a commission that was created by the Board of Directors of Eletrobras on July 31, 2015. This commission is composed of Ms. Ellen Gracie Northfleet, a retired Federal Supreme Court judge, Mr. Durval José Soledade Santos, former director of the Comissão de Valores Mobiliários (Brazilian Securities Exchange Commission), and Mr. Manoel Jeremias Leite Caldas, representative of minority shareholders (the “Independent Commission”).

The Company, Hogan Lovells and the Independent Commission have been closely monitoring the official investigations and cooperating with Brazilian and United States authorities, including Federal Courts (Justiça Federal); Federal Prosecutors’ Office (Ministério Público Federal or “MPF); Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”); Council for Economic Defense (Conselho Administrativo de Defesa Economica or “CADE”), United States Department of Justice (“DOJ”), United States Securities & Exchange Commission (“SEC”), among others, and have responded to requests for information and documents from these authorities.

On April 29, 2015, the Federal Police commenced the “Radioactivity Operation” phase of Operation “Lava Jato”, which resulted in the imprisonment of a former officer of our subsidiary Eletrobras Termonuclear S.A – Eletronuclear. This former officer was sentenced to 43 years in prison, by the judge of the 7th Federal Criminal Court, for passive bribery, money laundering, obstruction of justice, tax evasion and participation in a criminal organization. On July 6, 2016, the Federal Police commenced “Operation Pripyat”, in which the Federal Police served arrest warrants issued by the judge of the 7th Federal Court of the District of Rio de Janeiro against former officers and suspended officers of Eletronuclear as well against other parties. Eletrobras cooperated and participated with the prosecution against the defendants in these criminal proceedings. Eletrobras intends, in the future, to pursue civil remedies against these defendants.

Since the start of the investigation, the Company replaced its entire Board of Directors, hired a new CEO and a Compliance Officer, and created an independent Compliance Department to help coordinate compliance across subsidiaries. The Compliance Officer and her team direct the work and liaise on a weekly basis with compliance managers at each subsidiary.

In addition, the Company reviewed certain contracts where the investigations identified potential irregularities and, when applicable, suspended such contracts. Eletrobras took administrative measures in relation to employees and officers involved in the situations identified by the investigation, including the suspension and termination of the employment agreement

The Independent Investigation team has completed the investigation designed to identify misstatements to the Company’s consolidated financial statements. The Independent Investigation team is still in the process of performing some procedures, focusing on internal compliance matters. Accordingly to the best of Company’s current knowledge, these procedures are not expected to provide any additional relevant information that would materially impact the Company’s consolidated financial statements in future periods.

Notwithstanding, the investigations under Lava Jato are also still ongoing and the Federal Prosecutors Office may take a considerable amount of time to conclude its procedures. Therefore, new relevant information may be disclosed in the future, which could cause Eletrobras to recognize additional adjustments in its consolidated financial statements.

a)	Summary of the conclusions of the Independent Investigation

The final reports from the Independent Investigation include certain findings with their related qualitative and estimated quantitative financial statements impacts (disclosures and/or accounting) in some but not all of the power generation projects included in the scope of the investigation. The Independent Investigation reports determined overpricing related to bribery and bid-rigging (a form of fraud in which a commercial contract is promised to one party even though for the sake of appearance several other parties also present a bid. This practice is illegal in most countries.) activities deemed to be of an illicit nature, in some contracts, since 2008, with certain contractors and suppliers of the affected projects. The range of bribery estimated impacts is from 1% to 6% of the contract price and certain other fixed amounts, and the bid-rigging estimated impacts is 10% of payments related to one specific contract (R$ 16 million). The impacts of the Independent Investigation on the financial statements are presented below under item “Impacts on the Consolidated Financial Statements”.

The Independent Investigation includes findings related to bid-rigging and bribes that would have been paid by certain contractors and suppliers hired by subsidiaries of the Company, as well as certain contractors and suppliers of some of SPEs not controlled by the Company.

The Independent Investigation includes findings related to bribes that would have been received by certain former personnel or personnel of subsidiaries or SPEs not controlled by the Company.

The Independent Investigation discovered bribes used to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, former personnel of subsidiaries or SPEs of Eletrobras and other individuals involved in bid-rigging. Most of alleged improper payments were made by the contractors and suppliers and by intermediaries acting on behalf of those contractors and suppliers.

In addition, the final reports from the Independent Investigation include separate findings related to possible overpricing on some of the power generation projects included on its scope of investigation. As the Independent Investigation did not conclude that such possible overpricing was caused by unlawful activity, the Company’s management does not believe that this possible overpricing would impact its consolidated financial statements.

b)	Impacts on the consolidated financial statements

In order to determine the adjustments or disclosures in the Company’s consolidated financial statements as a result of the investigation, management took into consideration the conclusions reached and findings reported in each one of the final investigation reports which were approved by the Independent Commission, the Board of Directors, the Audit Committee (Fiscal Council) and the Board of Executive Officer, those in charge of the Company´s governance.

The Company concluded that, under International Accounting Standard IAS 16 – Property, Plant and Equipment, the amounts attributable to overpricing due to bribes and/or to bid-rigging activities deemed to be of an illicit nature, should not have been capitalized as part of the cost of its property, plant and equipment – PP&E or in the PP&E of its SPEs not controlled by the Company. Those amounts that had been capitalized as part of the contract price are not a cost attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

However, the Company is unable to determine each of the periods prior to 2014 in which the adjustments should be recorded in its consolidated financial statements because of the following:

•	The information made available to the Company by the Independent Investigation or otherwise available to the Company identifies the contractors and suppliers involved in the overpricing scheme and a range period of time it was in effect and indicates certain affected contracts, but does not specify individual contractual payments that include overcharges or the reporting periods in which overpayments may have occurred (the investigation reports and findings determined that there was no reasonable basis to establish or estimate the specific periods and the amounts of overpricing that occurred);

•	As most of these alleged overpayments were made by outside contractors and suppliers, we cannot identify the exact amounts and periods that the Company may have overpaid. The information to determine the amount by which the Company was potentially overcharged by these contractors and suppliers is not contained within the Company’s accounting records or internal control systems. Also, the information used in this investigation is limited to the Company’s internal information, and that of its subsidiaries and SPEs not controlled by the Company, did not provide sufficient information to determine the amounts of such overpayments prior to 2014 and a period by period basis;

•	Because the alleged overpayments are of an illicit nature, even though the depositions available to the investigation team revealed certain information that allowed the total estimate to be made, they did not provide sufficient information to determine the periods prior to 2014 when the overpayments have occurred, and specific records of these activities are not expected to be available; and

•	The investigation underway by the Brazilian authorities is focused on determining the involvement of the people under investigation with illegal acts, and not on obtaining quantitative information on each one of the prior periods. In addition, Brazilian legislation does not allow unrestricted access to internal records and documents of suppliers in civil lawsuits and, therefore, we do not expect to have information with respect to prior periods.

As previously discussed, there is not sufficient information to allow the Company to determine the specific period during which the Company made specific overpayments, thus the Company understands that, after exhausting all reasonable efforts, it is impracticable to determine the period-specific effects prior to 2014 of the overpayments on its consolidated financial statement, accordingly, the adjustment for the overpayments incorrectly capitalized was recognized in 2014. The Company believes this approach is the most appropriate pursuant to the requirements of IFRS for the correction of an error.

In addition, the Company has evaluated the materiality of the impact of the payment scheme on prior periods presented in its financial statements for comparative purposes considering the allocation of the payments since 2008 in order to estimate the allocation on a pro rata basis out of each of the actual contract payments and capitalized correspondingly. The allocation exercise indicated adjustment of the overpayment that was improperly capitalized would not have been material to any of the prior periods presented for comparative purposes.

The Company also has not recovered and cannot estimate any recoverable amounts potentially overpaid at this time. Any amounts ultimately recovered would be recorded as income when received or when their realization becomes virtually certain.

Consequently, as permitted under IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the Company charged to expense in its 2014 consolidated financial statements the cumulative estimated amounts of illegal payments made for all periods prior to 2015.

For the amounts of illegal payments identified by the Company, which relate to contracts/amendments entered after December 31, 2014, they were charged to expense in the Company’s 2015 financial statements.

The Company did not identify any amounts after December 31, 2015 that may have been affected by the overpricing scheme.

Therefore, in 2014, the Company expensed the total of R$ 195.1 million of capitalized costs representing estimated amounts that Eletrobras subsidiaries overpaid for the acquisition of property, plant and equipment since 2008, and, as a result, an amount of R$ 132.4 million related to impairment losses recorded in 2014 by these Eletrobras subsidiaries have been reversed. Likewise, the Company recognized a loss of R$ 91.5 million in its results from equity method investments related to certain equity investees (SPEs not controlled by the Company). The amounts included both the findings from the final reports of the Hogan Lovells independent investigation and the corresponding borrowing costs and other charges capitalized.

Additionally, based on the final reports of the Independent Investigation relating to financial and accounting matters, the Company expensed in 2015 R$ 16.0 million related to contracts/amendments entered after December 31, 2014, and, as a result, an amount of R$ 11.5 million related to impairment losses previously recorded by these Eletrobras subsidiaries have been reversed.

The summary of these cumulative adjustments to 2014 consolidated balance sheets and consolidated statement of profit or loss are as follows:

Investigation findings	Dec 2014
Angra 3	(129,799)
Mauá 3	(62,684)
Simplício	(2,644)

(195,127)

Balance sheets	Dec 2014
Fixed Assets
Cost	(195,127)
Impairment Provision	132,443
Equity method investments	(91,464)

(154,147)

Statements of profit and loss	Dec 2014
Investigations findings	(195,127)
Impairment charges (Operating provisions)	132,443
Results of equity method investments	(91,464)

(154,147)

Under Brazilian income tax legislation, amounts related to illegal acts are not recoverable, therefore the adjustments do not have any income tax impact. Also, as the findings from the Independent Investigation relate to assets under construction, there was no depreciation expense impact.

As mentioned in “Summary of the conclusions of the Independent Investigation” above, the Company did not recognize on its financial statements any effects of potential overpricing other than the estimates related to briberies and bid-rigging activities deemed to be of an illicit nature, as the Independent Investigation did not conclude that such potential overpricing is linked to any illicit activity.

The Company has not recovered and cannot estimate the recoverable amounts potentially overpaid at this time. Once and if any amounts attributable to bribery, bid-rigging or any other type of overpricing become recoverable, virtually certain to be received or are in effect received, then they will be recognized in our financial statements.

The Company has taken reasonable steps to investigate the allegations relating to Lava Jato, and it will pursue relevant civil and criminal remedies.

c)	Legal proceeding involving the Company

On July 22, 2015 and August 15, 2015, two putative securities class action complaints were filed against the Company and certain of the Company’s employees in the United States District Court for the Southern District of New York (SDNY). On October 2, 2015, these actions were consolidated and the Court appointed lead plaintiffs, Dominique Lavoie and the City of Providence. The plaintiffs filed a consolidated amended complaint on December 8, 2015 purportedly on behalf of investors who purchased the Company’ U.S. exchange-traded securities from August 17, 2010 to June 24, 2015, and filed a second amended complaint on February 26, 2016. The plaintiffs have not specified an amount of damages they are seeking, such amount, when specified, could be material to the Company.

The second amended complaint alleges, among other things, that the Company and the individual defendants knew or should have known about alleged fraud committed against the Company by a cartel of construction firms, as well as bribes and kickbacks allegedly solicited and received by the Company employees; that the Company and the individual defendants made material misstatements and omissions regarding the alleged fraud; and that the Company stock price declined when the alleged fraud was disclosed.

The plaintiffs have not specified an amount of damages they are seeking, although such amount, when specified, could be material to the Company. On April 15, 2016, the Company filed a motion to dismiss the second amended complaint, which was fully briefed and then submitted to the Court on June 17, 2016. The motion remains under consideration by the Court; oral argument has been requested but not yet scheduled. The Company intend to defend vigorously against the allegations made in the action.

Management of the Company believes the filings of the complaints do not create a present obligation of the Company under IAS 37. Because the litigation is still in its early stages, the discovery process has not yet begun, and the outcome of the litigation is subject to considerable uncertainty, it is not possible at this stage for management of the Company to reliably estimate the potential loss or range of losses, if any, that may result from the ultimate resolution of these legal proceedings. Therefore, no provision has been recognized in the Company’s consolidated financial statements. The ultimate outcome of these legal proceedings could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows in the future.

NOTE 5 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	12/31/2014	12/31/2013
I. - Cash and cash equivalents
Cash and banks	251,031	393,541
Short term securities	1,156,047	3,204,042

	1,407,078	3,597,583

II. - Restricted cash
Resources of the CCC	355,095	194,708
Commercialization - Itaipu	729,560	7,534
Commercialization - PROINFA	585,201	677,559
Others	73,669	—

	1,743,525	879,801

	3,150,603	4,477,384

The financial resources are maintained in the Banco do Brasil S.A., in accordance with the specific legislation for Mixed-Capital Companies under the control of the Federal Government, issued in Decree Law 1,290 of December 3, 1973, with amendments arising from Resolution 4.034, of November 30, 2001, the Banco Central do Brasil, which established new mechanisms for the applications of the companies that are members of the indirect Federal Administration.

The highly liquid financial investments are extra-market investment funds, whose yield is based on the average SELIC interest rate.

Restricted cash – Are the resources collected by the respective funds that are used exclusively to meet their own regulatory provisions, and are not available to the Company.

NOTE 6 – MARKETABLE SECURITIES

By means of Resolution No. 3.284, of May 25, 2005, it was established that the investments arising from resources of public enterprises and mixed-capital companies, that are members of the indirect Federal Administration, can only be made in the off-market sector investment funds managed by Caixa Economica Federal and Banco do Brasil S.A.. The Company and its subsidiaries apply their resources in off-market Funds backed by public securities with substantially long-term maturity, which include both the enterprise investment program in the short term and the maintenance of the Company’s operating cash.

In relation to beneficial shares, an adjustment is made to present value. Investment certificates resulting from tax incentives of the Fundo de Investimento do Nordeste - FINOR and the Fundo de Investimentos da Amazônia - FINAM are adjusted by provisions for losses on their realization and therefore are liquid:

The details of the marketable securities are as follows:

CURRENT
Securities	Custodian Financing Agent	Expiration	Indexer	12/31/2014	12/31/2013
LFT	Banco do Brasil	After 90 days	SELIC	—	—
LTN	Banco do Brasil	After 90 days	Pre-fixed	3,212,993	4,530,424
NTN- B	Banco do Brasil	After 90 days	IPCA	138,675	862,372
NTN- F	Banco do Brasil	After 90 days	Pre-fixed	114,839	664,125
OUTROS	—	—	—	263,837	38,987

TOTAL CURRENT	—	—	—	3,730,344	6,095,908

NON CURRENT
Securities	Custodian Financing Agent	Expiration	Indexer	12/31/2014	12/31/2013
NTN- B	Banco do Brasil	After 90 days	IPCA	352	298
NTN- P	Banco do Brasil	12/28/2015	TR	—	357
FINOR/FINAM	—	—	—	1,240	1,195
BENEFICIARY SHARES	—	—	—	203,425	186,972
OTHERS	—	—	—	19,717	3,758

TOTAL NON CURRENT	—	—	—	224,734	192,580

a) BENEFICIARY SHARES - Securities acquired as a result of the restructuring of the Company’s investment in the subsidiary INVESTCO S.A.. These assets guarantee annual income equivalent to 10% of the income of the companies mentioned below, paid together with dividends, and will be redeemed at maturity scheduled for October 2032, through their conversion into preferred shares of the capital stock of these companies, as shown below:

	12/31/2014	12/31/2013
EDP Lajeado	184,577	184,577
Rede Lajeado	266,798	266,798
Paulista Lajeado	49,975	49,975
Ceb Lajeado	151,225	151,225

Face Value	652,575	652,575

Adjustment to present value	(449,149)	(465,603)

Present Value	203,426	186,972

NOTE 7 – ACCOUNTS RECEIVABLES

	12/31/2014					12/31/2013
	Coming due	Due after 90 days	+ 90 days	Renegoitiated Credits	Total	Total
CURRENT

AES ELETROPAULO	47,782	5,878	344	—	54,004	36,270
AES SUL	35,904	—	—	—	35,904	18,870
AMPLA	28,902	—	—	—	28,902	18,976
CEA	15,003	7,280	48	180,404	202,735	266,383
CEB	9,113	444	813	—	10,370	5,849
CEEE	42,767	—	—	—	42,767	26,514
CELESC	41,932	—	—	—	41,932	33,866
CELG	—	—	—	—	—	192,788
CELPA	42,344	—	8,620	18,588	69,552	57,128
CELPE	25,975	—	71	—	26,046	23,156
CEMAR	24,630	—	—	—	24,630	16,330
CEMIG	50,591	—	—	—	50,591	38,673
CESP	2,882	—	—	—	2,882	3,121
COELBA	32,732	—	81	—	32,813	31,675
COELCE	31,197	(110)	363	—	31,450	22,240
COPEL	107,087	—	152	—	107,239	57,416
CPFL	41,873	—	554	—	42,427	28,782
EBE	9,035	—	—	—	9,035	6,009
ELEKTRO	56,250	—	—	—	56,250	30,147
ENERGISA	16,616	—	1,216	—	17,832	13,702
ENERSUL	16,892	—	1,601	—	18,493	12,966
ESCELSA	21,128	—	1,103	—	22,231	13,433
LIGHT	55,928	—	803	—	56,731	38,825
PIRATININGA	6,190	—	54	—	6,244	1,904
RGE	15,925	—	—	—	15,925	11,292
Debt Rollover	—	—	—	22,076	22,076	111,864
CCEE Commercialization	57,886	—	2,480	—	60,366	258,346
Use of Electric Grid	329,565	6,138	76,674	—	412,377	268,394
PROINFA	399,132	—	—	—	399,132	449,452
Non-invoiced suppliers	24,207	—	—	33,887	58,094	27,574
Consumers	1,005,535	413,988	326,601	263,723	2,009,847	1,423,081
Government	171,745	92,739	217,044	313,282	794,810	506,794
Others	694,016	11,198	88,171	27,893	821,278	774,965
(–) PCLD (Doubtful Accounts)	(156,900)	(68,413)	(714,100)	(218,336)	(1,157,749)	(1,239,504)

	3,303,864	469,142	12,693	641,517	4,427,216	3,587,282
NON CURRENT

CELG	—	—	—	—	—	83,431
CELPA	13,795	—	—	22,116	35,911	56,158
CEA	—	—	—	—	—	150,451
CCEE Commercialization	—	—	293,560	—	293,560	293,560
Use of Electric Grid	—	—	6,276	—	6,276	6,276
PROINFA	—	—	—	174,324	174,324	211,800
Debt Rollover	—	—	12,493	1,344,734	1,357,227	1,055,055
Consumers	—	—	—	338,330	338,330	323,021
Others	17,770	—	14,111	8,009	39,890	20,173
(–) PCLD (Doubtful Accounts)	—	—	(326,440)	(175,574)	(502,014)	(677,304)

	31,565	—	—	1,711,939	1,743,504	1,522,621

	3,335,429	469,142	12,693	2,353,456	6,170,720	5,109,903

(a) Eletricity trading – PROINFA

Electric energy trading operations under the Incentive Program for Alternative Energy Sources – PROINFA generated a positive net balance in fiscal 2014 of R$ 72,113 (December 31, 2013 - positive in R$ 42,598), producing no effect on net income or loss for the financial year of the Company, and this figure is included under the item Compensation Obligations. In the balance of reseller consumers is recorded the amount of R$ 573,456 from PROINFA referring to the Parent Company (December 31, 2013 - R$ 661,252).

(b) Renegotiated credits

The amounts resulting from consolidating payments of debts on overdue energy supply accounts from consumers in default, or which are coming due, charged in energy bills.

Renegotiated credits from debt rollover are from a credit assignment contract between the Union and the subsidiaries FURNAS and Eletrosul, in accordance with the Public Sector Finance Consolidation Program (Law no. 8,727, of November 5, 1993). The Union assumed, refinanced and rescheduled the debt into 240 monthly payments, which matured starting in April of 1994. If any amounts are outstanding after a 20-year term the payments will be extended for another 120 months, since the Union only passes on funds received from the states, which in turn are limited by law due to revenue commitment.

(c) Allowance for doubtful accounts – PCLD

The subsidiaries constitute and maintain an allowance for doubtful accounts from analysis of constant values of accounts receivable due and from the loss history, for which the amount is regarded by Management as sufficient to cover possible losses in the realization of these assets. The balance is made up as follows:

	12/31/2014	12/31/2013
Consumers	651,875	473,400
Resellers	714,328	1,149,848
CCEE - Short Term Energy	293,560	293,560

	1,659,763	1,916,808

The subsidiary FURNAS maintains an allowance amounting to R$ 293,560 (R$ 293,560 as of December 31, 2013). This allowance represents historical values relating to the marketing of energy within the framework of the now extent Wholesale Energy Market - MAE, for the period from September 2000 to September 2002, whose financial settlement is suspended, on the basis of concession of injunctions in lawsuits proposed by electrical power distribution utilities, against the ANEEL and the MAE, today the CCEE.

The movements in the Allowance for doubtful accounts of consolidated electric power accounts receivable are as follows:

Balance on December, 2011	2,578,143

(+) Bad debt expenses	1,062,832
(–) Reversal	(703,918)

Balance on December 31, 2012	2,937,057

(+) Bad debt expense	338,313
(–) Reversal	(1,131,184)
(–) Write- offs	(227,378)

Balance on December 31, 2013	1,916,808

(+) Bad debt expense	559,141
(–) Reversal	(475,221)
(–) Write- offs	(340,965)

Balance on December 31, 2014	1,659,763

Bad debt expense and the reversal of the Allowance for doubtful accounts are recorded in income or loss for the financial year as Operational Provisions (Note 41). The receivable and the related allowance amounts are written off when all collection efforts are exhausted and it is virtually certain no amount will be collected.

Bad debt expense during 2014 occurred in the subsidiaries FURNAS in the amount of R$ 112,958 and Roraima in the amount of R$ 238,047; during 2013 occured in the subsidiaries Roraima in the amount of R$ 54,429, Rondônia in the amount of R$ 36,456 and CHESF in the amount of R$ 37,294; and during 2012 occurred in the subsidiaries Roraima in the amount of R$ 246,847, Eletronorte in the amount of R$ 152,09, CHESF in the amount of 77,994 and Acre in the amout of R$ 77,297.

For tax purposes, the surplus provision established in relation to the provisions of Articles 9 and 10 of Law 9,430/1996, has been added to the taxable income for the purposes of Income Tax - IRPJ and also the calculation basis for the Social Contribution on the Net Income - CSLL.

NOTE 8 – INDEMNIFICATIONS – LAW 12,783/2013

When concessions were renewed, the subsidiaries, Eletronorte, Eletrosul and CHESF opted for receipt of 50% of the value in cash and the remainder in installments, and the subsidiary FURNAS opted for receiving the large part of the compensation in installments, pursuant to Ministerial Ordinance 580/MME/MF, of November 1, 2012.

As provided for in legislation, the installment value will be received in monthly installments up to the date of the original closure of the concession, updated by the nacional consumer price index – IPCA (Índice Nacional de Preços ao Consumidor Amplo), plus the remuneration for the weighted average cost of capital (WACC) of 5.59% per annum. The update is counted from December 4, 2012, the date of signature of the addendum to the concession contract.

The value pertaining to the compensation receivable from the grantor in relation to Law 12,783/2013 is shown below:

	12/31/2014	12/31/2013
Initial Balance	5,496,179	14,437,272
Amounts Received	(2,773,091)	(9,819,946)
Monetary Update	1,015,208	878,853

Final Balance	3,738,295	5,496,179

Total Current	3,738,295	3,476,495
Total Non Current	—	2,019,684

	3,738,295	5,496,179

NOTE 9 – LOANS AND FINANCING

Loans and financing are made with the Company’s own resources, as well as sector resources and external resources obtained through international development agencies, financial institutions, and arising from the release of securities in the international financial market.

All loans and financing are supported by formal contracts executed with borrowers. The amounts receivable are mostly repayable in monthly installments, within a ten-(10) year average term, and the average interest rate weighed by the portfolio balance is 6.56% p.a.

Loans and financing conceded, with a currency update clause, represent approximately 38% of the total portfolio (43% on December 31, 2013). And those that project an update based on indices that represent domestic prices in Brazil have attained 62% of the balance of the portfolio (57% on December 31, 2013).

The market values of these assets are close to their book values, because they are industry-specific operations and formed, in part, through resources of Sector Funds and which do not find similar conditions as an evaluation parameter for market values.

	12/31/2014
	Charges	Principal
	Current	Current	Non Current

ITAIPU	—	1,584,773	10,071,923
CEMIG	1,343	74,126	184,709
COPEL	784	52,164	82,903
CEEE	311	12,009	32,191
AES ELETROPAULO	336,852	11,074	—
CELPE	117	10,185	12,729
CEMAT	2,512	44,669	306,419
CELTINS	932	21,044	105,701
ENERSUL	287	13,194	40,383
CELPA	70,869	204,048	295,882
CEMAR	1,420	55,030	273,621
CESP	153	5,571	20,208
COELCE	316	10,918	52,239
COSERN	34	2,289	4,532
COELBA	707	27,060	114,351
ESCELSA	269	13,177	40,546
GLOBAL	82,695	44,100	—
CELESC DIST.	793	49,954	89,774.33
OTHERS	63,627	121,909	260,431
(–) PCLD	(144,429)	(80,864)	—

	419,592	2,276,428	11,988,543

	12/31/2013
	Charges	Principal
	Current	Current	Non Current

ITAIPU	—	1,605,271	10,282,335
CEMIG	1,783	76,362	264,361
COPEL	1,095	51,947	132,029
CEEE	417	6,882	48,947
AES ELETROPAULO	335,642	11,515	440
CELPE	164	10,096	22,209
CEMAT	49,692	333,377	—
CELTINS	23,431	116,558	—
ENERSUL	4,867	22,835	52,727
CELPA	71,060	158,518	327,086
CEMAR	1,728	66,030	318,517
CESP	175	5,603	25,362
COELCE	408	11,581	68,931
COSERN	45	2,289	6,692
COELBA	846	28,521	139,615
CELG	594	11,859	82,302
ESCELSA	331	13,099	53,146
GLOBAL	72,327	44,100	—
CELESC DIST.	1,137	44,552	136,147
Others	50,531	95,579	374,993
(–) PCLD	(204,899)	(289,446)	—

	411,374	2,427,128	12,335,838

During the fiscal year, 2014, the loans and financing existing in the subsidiary CGTEE, raised from Eletrobras, were used to make feasible the construction of UTE Candiota III (Phase C), and to make feasible the purchases of energy that the Company needed in the last year. These resources resulted in a change in the balance of R$ 479,843.

As established in RES-639/2014, the amounts passed on to ELETROSUL as loans/financing are to be used for: 1) setting outstanding balances from loans obtained with ordinary resources from Eletrobras; 2) settleing the balance of dividends payable (economic settlement) and 3) execution of the 2014 Investment Program.

Resources granted to FURNAS in the form of loans are for meeting the company’s cash needs, and to honor commitments assumed with the 2014 Investment Program.

Financing granted to AMAZONAS ENERGIA were for the purpose of: 1) paying part of the debt to BR Distribuidora (R$ 400,000); 2) refinancing loans obtained with ordinary resources from Eletrobras and settling the debt servicing of RGR (economic settlement – R$ 405,170), as well as settling part of the balance owed (R$ 323,961). Also added were various loans used to cover the company’s cash shortfall.

The long-term installments of loans and financing granted, based on cash flows provided for contractually, expire in variable installments, as shown below:

	2016	2017	2018	2019	2020	After 2020	Total
Consolidated	2.168.911	1.710.782	1.779.353	1.920.399	1.857.262	2.551.836	11.988.543

I – AES Eletropaulo/CTEEP – Court Action

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

In the event of unfavorable final decision to AES Eletropaulo and/or CTEEP, the Company will have a credit of R$2,355,584, (R$1,898.067on December 31, 2013). R$ 347,926 (R$ 347,597 on December 31, 2013) was already recognized in assets, under loans and financing, which represents the amount considered as undisputed by the Company.

On March 18, 2013 the Company received R$ 97,463 relating to a portion of the undisputed amount due from Eletropaulo.

For update of AES Eletropaulo/CTEEP court action see Note 47.58.

II – Allowance for doubtful Accounts – PCLD

The Company has an allowance for doubtful accounts in the amount of R$ 225,293 (R$ 494,345 as of December 31, 2013) corresponding to the principal and to the service of the debt of borrowers in default.

This allowance is considered sufficient by the Management to cover likely losses on these assets, based on behavior analysis of the portfolio.

The allowance includes credits with Celpa, controlled by Equatorial Energia, amounting to R$ 17,614 (R$ 21,228 as of December 31, 2013). This allowance was considered necessary considering the process of judicial reorganization of Celpa.

The movements in the Allowance for Doubtful Accounts of the loans and financing of the Company are the following:

Balance on December 31, 2011	525,608

(+) Charged to bad debt expense for the year	166,048
(–) Reversal / write off	(303,543)

Balance on December 31, 2012	388,113

(+) Charged to bad debt expense for the year	146,710
(–) Reversal / write off	(40,478)

Balance on December 31, 2013	494,345

(+) Charged to bad debt expense for the year	49,985
(–) Reversal / write off	(319,037)

Balance on December 31, 2014	225,293

Due to the transfer of ownership of Grupo Rede, the parent company of CEMAT and CELTINS, to Energisa during the year, 2014, the allowance for doubtful accounts related to loans receivable open with CEMAT and CELTINS was reversed, in the sums of to R$ 206,926 and R$ 84,047, respectively. This reversal is based on new expectations of realization of these credits as a result of the approval by ANEEL of the recovery plan presented by Energisa and of the transfer of ownership of Grupo Rede, by means of Resolutions 4.463/2013 and 4.510/2014.

Bad debt expense and reversal of the allowance for doubtful accounts are recorded in income or loss for the financial year as Operational Provisions (see Note 41). The receivable and the related allowance amounts are written off when all collection efforts are exhausted and it is virtually certain no amount will be collected

NOTE 10 – EQUITY INVESTMENT INCOME

The amounts below refer to dividends and interest on shares, net of withholding tax, where applicable, obtained from equity investments held by the Company.

	12/31/2014	12/31/2013
Itaipu	—	2,343
CEMAR	20,754	12,542
CTEEP	11,008	70,460
Lajeado Energia	94,810	54,505
Enerpeixe	26,059	25,960
Transudeste	1,033	—
Baguari	7,294	1,837
Serra do Facão	2,289	2,289
Transenergia Renovável	15,648	9,904
Transenergia São Paulo	15,934	5,441
Goiás Transmissão	20,051	20,051
MGE Transmissão	6,812	—
Chapecoense	9,512	17,054
IE Madeira	14,917	7,556
Manaus Construtora	12,351	9,377
EAPSA	1,124	3,379
Uirapuru	2,295	1,736
TSBE	2,660	1,440
Santa Vitória	1,163	—
Others	23,860	22,187

	289,574	268,060

NOTE 11 – RECOVERABLE TAXES AND INCOME TAX AND SOCIAL CONTRIBUTIONS – ASSETS

I. Recoverable Taxes

	12/31/2014	12/31/2013
Current assets
Income tax - withheld	735,463	640,509
PIS/PASEP/CONFINS payable	99,304	126,207
ICMS recoverable	31,084	25,078
Others	34,580	47,972

	900,431	839,766

Non current assets
ICMS recoverable (a)	1,924,057	1,578,385
PIS/COFINS recoverable (a)	601,968	398,010
Others	12,106	14,132

	2,538,131	1,990,527

(a) ICMS, PIS/PASEP and COFINS credits

The Company has recorded under non-current assets the sum of R$ 2,526,025 (R$ 1,976,395) for PIS, COFINS and ICMS credits. Of this sum, R$ 1,924,354 (R$ 1,734,907 in 2013) refer to taxes and contributions on the purchase of fuel from the subsidiary Amazonas. According to Paragraph 8 of Law 12,111/2009, those taxes and contributions should be reimbursed to the CCC when paid, this maintains a liability in the same amount under the item Reimbursement Obligations (see Note 12).

(b) Unconstitutionality of the PIS/PASEP and COFINS taxes

The Supreme Court (STF) declared that paragraph 1 of Article 3 of Law 9,718/98 is unconstitutional, which had expanded the taxable base for the PIS/PASEP and COFINS, and repurposed that tax collection at the time. Those taxes had been changed to include all revenue earned by a legal entity, regardless of the type of activity performed and the accounting classification used. There was no constitutional support for that device, and a constitutional amendment was later approved.

Based on the National Tax CoDe (CTN), companies in the Eletrobras System are seeking recognition of their right to credit and reimbursement of the sums overpaid due the unconstitutionality of expanding the taxable base for those contributions. When these financial statements were concluded, there had been no final decision on the matter.

Therefore, the Eletrobras System companies have potential tax credits from the PIS/PASEP and COFINS, which is being determined, and therefore is not recognized in these financial statements, since the mentioned declaration of unconstitutionality only benefits the claimant companies in the extraordinary appeals judged.

II. Income tax and social contributions

	12/31/2014	12/31/2013
Current assets:

Prepaid taxes / Negative Balance of IRPJ and CSLL	762,726	1,940,005

Non current assets
Prepaid taxes/ Negative Balance of IRPJ and CSLL	1,464,148	—
Deferred IRPJ/CSLL	1,003,483	3,010,574

	2,467,631	3,010,574

Non current liabilities:

Deferred IRPJ/CSLL	569,380	533,713

III.	Composition of deferred income tax and social contributions

	12/31/2014
	Asset	Liability	Net Assets (Liability)

Eletronorte	1,204,951	(201,468)	1,003,483

Asset	1,204,951	(201,468)	1,003,483

Eletrobras	63,051	(354,929)	(291,878)
Eletrosul	271,534	(300,598)	(29,064)
Furnas	373,272	(373,272)	—
Chesf	—	(199,523)	(199,523)
Eletropar	—	(11,428)	(11,428)
Celg-D	152,668	(190,155)	(37,487)

Liability	860,525	(1,429,905)	(569,380)

	12/31/2014	12/31/2013

Deferred asset taxes:

Liabilities Exchange Variation	1,322	22,434
Provision for interest on equity	—	38,257
Provision for contingencies	131,022	661,139
Allowance for doubtful accounts	196,971	245,371
Provision for adjustments on market value	4,500	22,981
Operational provisions	212,505	275,462
Adjustment of Law 11,638/2007 - RT T (IFRS)	214,470	1,165,061
Tax credit without Fiscal Prejudice (a)	1,233,312	373,576
Others	71,374	206,293

Total Assets	2,065,475	3,010,574

Deferred liability taxes:

Obligations for defined benefits	—	65,015
Financial Instruments Available for Sale	354,929	274,201
Accelerated depreciation	53,187	—
Income from renegotiated, updated energy credits	184,890	—
Adjustment of Law 11,638/2007 RT T (IFRS)	553,659	177,206
Tax Due	373,272	—
Others	111,436	17,291

Total liabilities	1,631,373	533,713

Asset (Liability) Net deferred	434,102	2,476,861

(a) In 2014, the subsidiary Eletronorte recognized the sum of R$ 1,149,506 in deferred tax assets from temporary differences, tax losses and negative social contribution bases. The subsidiary was able to recognize those assets based on the history of profitability and expectation of generating future tax profits, based on a technical feasibility study.

IV. Income tax and social contributions recognized in other comprehensive income

	12/31/2014	12/31/2013	12/31/2012
Deferred Taxes

Originated from income and expenses recognized in other comprehensive income
Adjustment for actuarial gains and losses	(404,332)	(463,267)	806,030
Remeasurement of the fair value of hedge instruments employed for hedging cash flow	309	4,076	—
Remeasurement of the fair value of financial instruments available for sale	(33,939)	83,118	81,825
Participation in the comprehensive income of subsidiaries	411,480	99,005	12,856

Total income tax and social contributions recognized in other comprehensive income	(26,482)	(277,068)	900,711

Due to tax losses determined in the last three fiscal years, the parent company and the subsidiaries CHESF and FURNAS reversed deferred tax assets on tax losses and temporary differences, as there was no other evidence of the existence of sufficient taxable profit for future offset. Faced with this fact, in the year 2014 the amount of R$ 2,794,824 (R$ 1,690,848 in 2013) were written off in the Consolidated group.

Thus, and in accordance with the provisions of the IAS 12 – Income Taxes, the Company has recognized in its assets the amount of R$ 63,052, under the item “Income Tax and Social Contributions,” in non-current assets. This amount is due to temporary differences between the tax and accounting calculation bases, tax losses and the negative base of the social contributions. The expectation of realization of this asset is in full for the year 2015 and there is no expectation for its realization in future periods.

NOTE 12 – REIMBURSEMENT RIGHTS AND OBLIGATIONS

Compensation rights	12/31/2014	12/31/2013

CURRENT ASSETS
a. CCC of isolated systems	3,052,898	10,646,946
b. Nuclear energy	238,381	263,127
c. CDE reimbursement	382,360	—

	3,673,639	10,910,073

NON CURRENT ASSETS
a. CCC of isolated systems	6,109,506	1,422,607
b. Nuclear energy	19,916	246,976

	6,129,422	1,669,583

Compensation obligations

CURRENT LIABILITIES
a. CCC of Isolated Systems	11,238	7,794,354
PROINFA	655,158	583,046
c. CDE reimbursement	36,332	—

	702,728	8,377,400

NON CURRENT LIABILITIES
a. CCC of Isolated Systems	2,529,893	2,317,708

	2,529,893	2,317,708

a) Fuel consumption account (CCC) of isolated systems

With the advent of the Law 12,111/2009 and of Decree 7,246/2010, the method of subsidy for power generation in isolated systems was changed. The subsidy for the CCC which until then only subsidized fuel costs, shall reimburse the difference between the total cost of generation of electricity and the value of the corresponding quantity of electric power for the average cost of power and energy sold in the Regulated Contracting Environment - ACR, of the National Interconnected System - NIS.

In the total cost of electric power generation in isolated systems are included the costs relating to:

i. energy and associated power contracting;

ii. generation itself for the distribution of electricity;

iii. charges and taxes;

iv. investments made; and

v. purchase of fuel.

This includes, also, in the total cost of generating the remaining costs associated with the provision of the service of electric energy in remote regions of isolated systems, characterized by a great dispersion of consumers and the absence of economies of scale.

The fuel consumption account of isolated systems refers to amounts receivable and received of the CCC (partly through advance payments) in the respective periods. The regulation of the ANEEL referring to Law no. 12,111/2009 is established, but part of the reimbursement amounts of advances have not yet been approved by the regulatory body. Additionally, in relation to preliminary payments received, the values have not yet been reprocessed definitively. Therefore, the values effectively received are not being written down in the assets and in offset to this was an item was created under current liabilities called Compensation Obligations. With this, the Company has a receivable of R$ 9,162,404 (R$ 12,069,553 as of December 31, 2013) and a liability of R$ 2,541,131 (R$ 10,112,062 as of December 31, 2013) for compensation obligations.

After the enactment of Law No. 12,783, Electrobras no longer has the obligation to make contributions to the CCC Account. Despite this, the CCC Account has not been eliminated. Available balances will continue to be distributed to generation and distribution companies which incurred additional expenses as a result of the use of thermoelectric plants in case of unfavorable hydroelectric conditions. In order to ensure the continued viability of the CCC Account, Law No. 12,783 permits transfers to be made between the Energy Development Account (“CDE”) and the CCC Account.

In order to renegotiate debts with BR Distribuidora and Petrobras (see Note 47.5) the CCC Fund and ANEEL identified the amounts owed to Eletrobras companies in the Isolated System. Due to this fact, the Company realized the sum of R$ 7,783,116, previously presented as CCC from Isolated Systems under current liabilities, with a respective right presented as CCC from Isolated Systems in current assets. This recognition resulted in the advances on the rights now recorded being identified and paid.

b) Nuclear energy

As provided for in paragraph 4 of art. 12 of Law 12,111/2009 and in Art. 2 of Standardizing Resolution of the ANEEL no. 1.406, of December 21, 2012, the difference verified between 2010 and 2012, between the variation of the tariff invoiced by Eletronuclear and the reference tariff, to be passed on to FURNAS, will be prorated by the public service distribution concessionaires. The reference tariff was defined in paragraph 1 of the cited Law. The concessionaires are serviced by the Auction for the Purchase of Energy Originating from Existing Ventures on December 7, 2004, in proportion to the quantities serviced in the contract with initiation of supply in 2005. In this manner, the Company has a right to reimbursement of R$ 258,297 (R$ 510,103 as of December 31, 2013).

In accordance with the provisions of paragraph 1 of the ANEEL Ratifying Resolution no. 1.406/2012, this amount will be paid on monthly basis for concessionaires to FURNAS, in the years 2013 to 2015, being received in 2014 the amount of R$ 277,725.

c) CDE Reimbursement

Law 12,783/13, Decree 7,945/13 as amended by Decree No. 8,203/14 and the subsequent Decree 8,221/14, promoted some amendments on the contracting of energy and the objectives under the sector responsibility of the Energy Development Account – CDE, and also instituted (i) the transfer of resources from the CDE to concessionaires for the distribution costs of hydroelectric risks, involuntary exhibit, ESS – Energy Security and CVA ESS and Energy for the period 2013 to January 2014 and (ii) the transfer through the Electric Energy Trading Chamber (CCEE) to concession holders of the distribution of costs related to involuntary exposure and the order of thermoelectric plants from February, 2014.

As a result of these regulations, the amounts of R$ 235,708 were recognized in 2014. These amounts have been approved by the ANEEL, through an order, covering involuntary exposure, availability effects – ACR and CCEAR-D thermal power plants. From the amount recognized in 2014 the amount of R$ 240,381 was received.

The effects of these items were recorded as a cost reduction in relation to electric power purchased for resale (note 40) offsetting the compensation rights – CDE/CCEE reimbursement, in accordance with IAS 20 – Subsidy and Government Assistance.

NOTE 13 – NUCLEAR FUEL INVENTORY

The composition of the inventory of long-term nuclear fuel intended for the operation of UTN Angra I and UTN Angra II:

	12/31/2014	12/31/2013
CURRENT
Ready elements	340,319	343,730

	340,319	343,730
NON CURRENT
Ready elements	296,269	216,856
Uranium concentrate	130,396	85,025
In progress - nuclear fuel	234,824	205,607

	661,489	507,488

	1,001,808	851,218

Inventories are stated at cost or net realizable value, whichever is less, broken down as follows:

a) Uranium concentrate and ongoing services (for the transformation of the uranium concentrate into nuclear fuel elements) are recorded by their cost of acquisition;

b) Nuclear fuel elements – are available in the core of the reactor and the Spent Fuel Pool inventory – PCU, being allocated to income or loss for the financial year on the basis of their use in the electric power generation process;

c) Warehouse – classified under current assets and recorded at average purchase cost, which must not exceed market value.

NOTE 14 – ADVANCES FOR FUTURE CAPITAL INCREASES – AFAC

The Company and its subsidiaries present in non-current assets, values corresponding to advances for future capital increases in the following investments:

Subsidiaries	12/31/2014	12/31/2013
Furnas	18,075	—
Chesf	590,015	277,800
Eletrosul	503,987	208,629
Eletronorte	24,556	—

	1,136,633	486,429

Other investments	4,000	4,000

	1,140,633	490,429

The figures presented in the consolidated statement refer to advances for future capital increases made by the subsidiaries into the SPEs, notably the AFACs into Extremoz Transmissora do Nordeste (ETN S.A.), for R$ 453,761; into TDG – Transmissora Delmiro Gouveia S.A., for R$ 101,000; into Chuí Holding S.A. for R$ 330,500; and into Livramento Holding S.A., for R$ 73,500. These AFACs were made to enable the ventures.

NOTE 15 – INVESTMENTS

	12/31/2014	12/31/2013
Evaluated by Equity Method

Mangue Seco II	16,726	17,058
CHC	79,081	29,119
Norte Energia	2,585,114	2,104,536
Inambari	164	9,148
CEEE-GT	449,336	544,711
Emae	275,214	153,960
CTEEP	946,187	931,580
Cemar	554,817	463,394
Lajeado Energia	206,282	232,907
Ceb Lajeado	71,723	83,644
CEEE-D	7,476	146,649
Paulista Lajeado	18,119	27,669
Rouar	70,044	18,427
Cemat	376,031	334,294
ESBR Participações S.A.	2,907,364	2,752,140
Madeira Energia S.A.	2,724,068	2,506,082
Norte Brasil Transmissora de Energia S.A.	842,558	462,170
Interligação Elétrica do Madeira S.A.	822,342	685,927
Enerpeixe S.A.	555,860	525,379
Manaus Transmissora de Energia S.A.	547,784	525,558
Teles Pires Participações S.A.	496,425	525,582
Chapecoense Geração S.A.	364,522	345,388
Transmissora Sul Brasileira de Energia S.A.	275,960	167,403
Energética Águas da Pedra S.A.	184,632	189,062
Interligação Elétrica Garanhuns S.A.	181,526	98,659
Companhia Energética Sinop s.a.	177,772	—
Integração Transmissora de Energia S.A.	169,450	160,151
STN - Sistema de Transmissão Nordeste S.A.	163,434	195,154
Santa Vitória do Palmar Holding S.A.	157,627	185,970
Transmissora sul litorânea de energia s.a.	139,719	16,901
Goiás Transmissão S.A.	138,436	131,579
MGE Transmissão S.A.	118,953	106,371
Brasnorte Transmissora de Energia S.A.	115,568	105,921
Retiro Baixo Energia S.A.	111,906	113,181
Transenergia Renovável S.A.	96,813	78,241
Paranaíba Transmissora de Energia S.A.	67,383	17,801
Baguari Energia S.A.	85,815	92,437
Transmissora Matogrossense de Energia S.A.	85,368	75,656
Transenergia São Paulo S.A.	83,116	49,632
Others	1,338,131	1,107,128

SUBTOTAL	18,608,846	16,316,569

Provision for losses on investments	(164)	(343,442)

TOTAL	18,608,682	15,973,127

	12/31/2014	12/31/2013
Investments held at fair value
Celpa	26,782	17,435
Celesc	61,897	82,901
Cesp	168,789	148,568
Coelce	200,868	210,589
AES Tietê	547,862	577,435
Energisa	85,353	84,906
CELPE	15,407	21,149
CGEEP	27,199	27,371
COPEL	38,116	34,136
CEB	6,021	6,703
Tangara	21,738	21,738
AES Eletropaulo	18,148	19,615
Energias do Brasil	31,500	16,861
CPFL Energia	13,327	32,522
Others	107,364	139,938

	1,370,371	1,441,867

15.1 – Impairment for losses on investments

	12/31/2014	12/31/2013
INAMBARI	164	9,148
CEMAT	—	334,294

	164	343,442

Due to the transfer of shareholder control of Grupo Rede, controller of CEMAT, to Energisa, the provisions were reversed for loss of the investment in CEMAT, for a total of R$ 334,293, formerly created due to the investee being declared to be under bankruptcy protection.

This reversal is based on the new expectation of the investment being realized, due to ANEEL approving the recovery plan submitted by Energisa and the transfer of control over Grupo Rede, by means of Resolutions 4,463/2013 and 4,510/2014.

15.2 – Investigation Findings

As a result of investigation, the Company recognized a loss of R$ 91,464 in its results of equity method investments related to SPE equity investee in which Eletrobras does not have control. (See Note 4 – XI )

15.3 Change of investments

The value of the unsecured liabilities is recorded under the item Provision for unsecured liabilities.

The movement of the most relevant investments of the company is indicated below:

Subsidiaries and affiliates	Balance on 12/31/2013	Capital Contribution	Other Comprehensive Income	Capital Gain / Loss	Dividends and Interest on Equity	Equity Method	Balance on 12/31/2014
CHANGE OF INVESTMENTS

ITAIPU BINACIONAL	117,130	—	15,680	—	—	—	132,810
EÓLICA MANGUE SECO	17,058	—	—	—	—	(332)	16,726
CHC	29,119	49,613	5,866	—	—	(5,517)	79,081
NORTE ENERGIA (BELO MONTE)	2,104,536	682,227	—	—	—	(201,649)	2,585,114
INAMBARI	9,148	—	—	—	—	(9,148)	—
CEEE-GT	544,711	—	(4,067)	—	—	(91,308)	449,336
EMAE	153,960	—	(28,446)	—	(1,730)	151,430	275,214
CTEEP	931,580	83,106	—	(30,005)	(91,996)	53,502	946,187
CEMAR	463,394	—	—	—	(20,865)	112,288	554,817
REDE LAJEADO	232,907	—	50	—	(40,305)	13,630	206,282
CEB LAJEADO	83,644	—	14	—	(19,354)	7,419	71,723
CEEE-D	146,649	—	5,945	—	—	(145,118)	7,476
PAULISTA LAJEADO	27,669	—	—	—	(6,454)	(3,096)	18,119
ROUAR	18,427	34,392	9,985	—	—	7,240	70,044
CEMAT	334,294	—	2,255	18,852	(4,861)	25,491	376,031
ESBR PARTICIPAÇÕES S.A.	2,752,140	618,000	(1,200)	—	—	(461,576)	2,907,364
MADEIRA ENERGIA S.A.	2,506,082	1,079,130	—	—	—	(861,144)	2,724,068
NORTE BRASIL TRANSMISSORA DE ENERGIA S.A.	462,170	386,245	—	—	—	(5,857)	842,558
INTERLIGAÇÃO ELÉTRICA DO MADEIRA S.A.	685,927	80,850	—	—	(7,362)	62,927	822,342
ENERPEIXE S.A.	525,379	—	—	—	(26,058)	56,539	555,860
MANAUS TRANSMISSORA DE ENERGIA S.A.	525,558	—	—	—	—	22,226	547,784
TELES PIRES PARTICIPAÇÕES S.A.	525,582	—	—	—	—	(29,157)	496,425
CHAPECOENSE GERAÇÃO S.A.	345,388	—	—	—	(9,512)	28,646	364,522
TRANSMISSORA SUL BRASILEIRA DE ENERGIA S.A.	167,403	98,400	—	—	(1,220)	11,377	275,960
ENERGÉTICA ÁGUAS DA PEDRA S.A.	189,062	—	—	—	(12,838)	8,408	184,632
INTERLIGAÇÃO ELÉTRICA GARANHUNS S.A.	98,659	66,150	—	—	—	16,717	181,526
COMPANHIA ENERGÉTICA SINOP S.A.	—	182,591	—	—	—	(4,819)	177,772
INTEGRAÇÃO TRANSMISSORA DE ENERGIA S.A.	160,151	—	—	—	(13,091)	22,390	169,450
STN - SISTEMA DE TRANSMISSÃO NORDESTE S.A.	195,154	—	—	—	(77,734)	46,014	163,434
SANTA VITÓRIA DO PALMAR HOLDING S.A.	185,970	(29,400)	—	—	(1,163)	2,220	157,627
TRANSMISSORA SUL LITORÂNEA DE ENERGIA S.A.	16,901	125,455	—	—	—	(2,637)	139,719
GOIÁS TRANSMISSÃO S.A.	131,579	—	7,350	—	—	(493)	138,436
MGE TRANSMISSÃO S.A.	106,371	—	28,616	—	(6,812)	(9,222)	118,953
BRASNORTE TRANSMISSORA DE ENERGIA S.A.	105,921	—	—	—	—	9,647	115,568
RETIRO BAIXO ENERGIA S.A.	113,181	—	—	—	—	(1,275)	111,906
TRANSENERGIA RENOVÁVEL S.A.	78,241	—	—	—	(5,744)	24,316	96,813
PARANAÍBA TRANSMISSORA DE ENERGIA S.A.	17,801	47,285	—	—	—	2,297	67,383
BAGUARI ENERGIA S.A.	92,437	—	(315)	—	(5,457)	(850)	85,815
TRANSMISSORA MATOGROSSENSE DE ENERGIA S.A.	75,656	—	—	—	(1,470)	11,182	85,368
TRANSENERGIA SÃO PAULO S.A.	49,632	—	—	—	(10,493)	43,977	83,116
OTHERS	989,998	621,071	(7,697)	8	(38,877)	(359,018)	1,205,485

TOTAL INVESTMENTS	16,316,569	4,125,115	34,036	(11,145)	(403,396)	(1,452,333)	18,608,846

Subsidiaries and affiliates	Balance on 12/31/2012	Capital Contribution	Other Comprehensive Income	Capital Gain / Loss	Capital Reduction	Dividends and Interest on Equity	Equity Method	Balance on 12/31/2013
CHANGE OF INVESTMENTS

ITAIPU BINACIONAL	102,175	—	14,955		—	—	—	117,130
CELPA	94,673	(94,673)	—	—	—	—	—	0
CEEE-GT	738,009	—	(118,263)	—	—	—	(75,034)	544,712
CEMAT	507,251	—	(3,975)	—	—	—	(168,982)	334,294
EMAE	261,499	—	35,274	—	—	(575)	(142,237)	153,961
CTEEP	753,512	—	—	—	—	(71,770)	249,838	931,580
CEMAR	411,463	—	—	—	—	(12,606)	64,537	463,394
REDE LAJEADO	540,819	—	89	—	(180,394)	(70,098)	(57,510)	232,906
CEB LAJEADO	79,672	—	24	—	—	(11,232)	15,180	83,644
PAULISTA LAJEADO	27,425	—	—	—	—	(6,136)	6,381	27,669
CEEE-D	343,875	—	(101,928)	—	—	—	(95,298)	146,649
INAMBARI	15,890	1,402	54	(6,126)	—	—	(2,071)	9,148
CHC	28,584	—	4,540	—	—	—	(4,004)	29,119
EÓLICA MANGUE SECO	17,006	—	—	—	—	—	52	17,058
NORTE ENERGIA (BELO MONTE)	1,365,096	759,696	—	—	—	—	(20,255)	2,104,537
ROUAR	—	17,788	1,071	—	—	—	(433)	18,427
MADEIRA ENERGIA S.A.	1,870,691	654,069		—	—	—	(18,678)	2,506,082
ESBR PARTICIPAÇÕES S.A.	1,879,649	950,000	133	—	—	—	(77,642)	2,752,140
ENERPEIXE S.A.	514,735	—	—	—	—	(85,960)	96,604	525,379
INTERLIGAÇÃO ELÉTRICA DO MADEIRA S.A.	514,112	139,651	—	—	—	(7,556)	39,720	685,927
MANAUS TRANSMISSORA DE ENERGIA S.A.	476,619	21,318	—	—	—	—	27,621	525,558
TELES PIRES PARTICIPAÇÕES	92,988	439,396	—	—	—	—	(6,802)	525,582
NORTE BRASIL TRANSMISSORA DE ENERGIA S.A.	388,108	61,250	—	—	—	805	12,007	462,170
CHAPECOENSE GERAÇÃO S.A.	303,627	—	—	—	—	(48,808)	90,568	345,387
GOIÁS TRANSMISSÃO	101,646	51,499	—	—	—	(19,751)	(1,815)	131,579
STN - SISTEMA DE TRANSMISSÃO NORDESTE S.A.	188,861	—	—	—	—	(31,789)	38,082	195,154
SANTA VITÓRIA DO PALMAR HOLDING S.A.	97,060	88,772	—	—	—	—	138	185,970
TRANSMISSORA SUL BRASILEIRA DE ENERGIA S.A.	6,301	157,754	—	—	—	(1,440)	4,788	167,403
INTEGRAÇÃO TRANSMISSORA DE ENERGIA S.A.	147,902	—	—	—	—	(4,837)	17,086	160,151
RETIRO BAIXO ENERGIA S.A.	110,078	—	—	—	—	—	3,103	113,181
MGE TRANSMISSÃO	63,431	45,570	—	—	—	201	(2,831)	106,371
BRASNORTE TRANSMISSORA DE ENERGIA S.A.	109,609	—	—	—	—	—	(3,688)	105,921
INTERLIGAÇÃO ELÉTRICA GARANHUNS S.A.	14,956	80,850	—	—	—	—	2,853	98,659
LIVRAMENTO HOLDING S.A.	35,280	73,031	—	—	—	—	(10,963)	97,348
ENERGÉTICA ÁGUAS DA PEDRA S.A.	176,503	—	—	—	—	(14,483)	27,042	189,062
CIA. HIDRELÉTRICA TELES PIRES	89,816	(89,816)	—	—	—	—	—	—
BAGUARI ENERGIA S.A.	89,239	—	—	—	—	(1,837)	5,035	92,437
TRANSENERGIA RENOVÁVEL S.A.	107,865	1,960	—	—	—	(9,904)	(21,680)	78,241
TRANSMISSORA MATOGROSSENSE DE ENERGIA S.A.	63,037	—	—	—	—	—	12,619	75,656
CHUÍ HOLDING S.A	33,606	41,797	—	—	—	—	(193)	75,210
SERRA DO FACÃO ENERGIA S.A.	104,098	—	—	—	—	(16,812)	(26,544)	60,742
TDG - TRANSMISSORA DELMIRO GOUVEIA S.A.	45,183	—	—	—	—	(2,152)	6,798	49,829
OTHERS	431,889	—	—	—	—	—	359,312	791,201

TOTAL INVESTMENTS	13,343,838	3,401,315	(168,026)	(6,126)	(180,394)	(416,741)	342,703	16,316,569

15.4 Information of the market value of invested companies

			Market Value (*)
Listed Entities	Evaluation Method	Participation	12/31/2014	12/31/2013

CEEE-D	Equity Method	32.59%	102,492	189,631
CEEE-GT	Equity Method	32.59%	143,783	202,250
CEMAR	Equity Method	33.55%	910,593	837,264
CEMAT	Equity Method	28.55%	293,887	232,872
CTEEP	Equity Method	35.37%	2,395,593	1,561,602
EMAE	Equity Method	39.02%	54,061	82,894
CELPA	Market Value	1.15%	26,782	17,435
CELESC	Market Value	10.75%	61,897	82,901
CESP	Market Value	2.05%	168,789	148,568
COELCE	Market Value	7.06%	200,868	210,589
AES Tiete	Market Value	7.94%	547,862	577,435
CGEEP - DUKE	Market Value	0.47%	27,199	27,371
ENERGISA S.A	Market Value	2.91%	85,353	84,906
CELGPAR	Market Value	0.07%	184	345
CELPE	Market Value	1.56%	15,407	21,149
COPEL	Market Value	0.56%	38,116	34,136
CEB	Market Value	3.29%	6,021	6,703
AES Eletropaulo	Market Value	1.25%	32,098	35,368
Energias do Brasil	Market Value	0.31%	20,357	19,385

(*)	Based on the price of shares on the base date.

NON LISTED ENTITIES

			Market Value
Non listed Entities	Evaluation Method	Participation	12/31/2014	12/31/2013

TANGARÁ	Market Value	25.47%	Not disclosed	19,932
CDSA	Market Value	0.13%	Not disclosed	368
Angical 2 Energia S.A.	Equity Method	99.96%	12,727	Not disclosed
Arapapá Energia S.A.	Equity Method	99.96%	5,128	Not disclosed
Carcará Energia S.A.	Equity Method	99.96%	12,000	Not disclosed
Ceb Lajeado	Equity Method	40.07%	330,218	58,364
Lajeado Energia	Equity Method	40.07%	966,177	303,276
Paulista Lajeado	Equity Method	40.07%	95,192	22,532
Acauã Energia S.A.	Equity Method	99.93%	7,679	Not disclosed
Amapari Energia S.A.	Equity Method	49.00%	(1,542)	109,563
Amazônia Eletronorte Transmissora de Energia S.A.	Equity Method	49.00%	81,219	81,638
Baguari Energia S.A.	Equity Method	30.61%	280,329	301,961
Banda de Couro Energética S.A.	Equity Method	49.00%	1,962	Not disclosed
Baraúnas I Energética S/A.	Equity Method	49.00%	(54)	Not disclosed
Baraúnas II Energética S/A.	Equity Method	49.00%	1,257	Not disclosed
Bom Jesus Eólica	Equity Method	49.00%	14,470	190
Brasnorte Transmissora de Energia S.A.	Equity Method	49.71%	227,478	213,072
Brasventos Eolo Geradora de Energia S.A.	Equity Method	49.00%	84,553	92,340
Brasventos Miassaba 3 Geradora de Energia S.A.	Equity Method	49.00%	136,610	127,069
Cachoeira Eólica	Equity Method	49.00%	9,559	131
Caititu 2 Energia S.A.	Equity Method	99.96%	12,728	Not disclosed
Caititu 3 Energia S.A.	Equity Method	99.96%	12,727	Not disclosed
Caldas Novas	Equity Method	49.90%	25,744	21,311
Carnaúba I Eólica	Equity Method	49.00%	17,013	231
Carnaúba II Eólica	Equity Method	49.00%	13,763	190
Carnaúba III Eólica	Equity Method	49.00%	12,262	169
Carnaúba V Eólica	Equity Method	49.00%	18,277	251
Central Eólica Famosa I S.A.	Equity Method	49.00%	14,310	14,822
Central Eólica Pau Brasil S.A.	Equity Method	49.00%	9,518	9,878
Central Eólica Rosada S.A.	Equity Method	49.00%	17,700	18,543
Central Eólica São Paulo S.A.	Equity Method	49.00%	10,772	11,122
Cervantes I Eólica	Equity Method	49.00%	12,336	169
Cervantes II Eólica	Equity Method	49.00%	9,216	131
Chapecoense Geração S.A.	Equity Method	40.00%	911,306	863,468
Chuí Holding S.A	Equity Method	49.00%	76,521	153,490
Chuí IX	Equity Method	99.99%	(55)	Not disclosed
Companhia de Transmissão Centroeste de Minas S.A.	Equity Method	49.00%	42,500	35,980
Companhia Energética Sinop S.A.	Equity Method	49.00%	355,294	Not disclosed
Construtora Integração Ltda	Equity Method	49.00%	91,908	91,649
Corrupião 3 Energia S.A.	Equity Method	99.95%	12,727	Not disclosed
Costa Oeste Transmissora de Energia S.A.	Equity Method	49.00%	43,899	8,733
Coxilha Seca	Equity Method	99.99%	87	Not disclosed
Coqueirinho 2 Energia S.A.	Equity Method	99.98%	21,419	Not disclosed
Energética Águas da Pedra S.A.	Equity Method	49.00%	365,634	378,947
Energia dos Ventos I S.A.	Equity Method	49.00%	14,803	10,963
Energia dos Ventos II S.A.	Equity Method	49.00%	8,992	6,684
Energia dos Ventos III S.A.	Equity Method	49.00%	13,337	9,880
Energia dos Ventos IV S.A.	Equity Method	49.00%	19,458	14,327
Energia dos Ventos V S.A.	Equity Method	49.00%	1,897	11,504
Energia dos Ventos VI S.A.	Equity Method	49.00%	2,596	15,849
Energia dos Ventos VII S.A.	Equity Method	49.00%	2,816	16,000
Energia dos Ventos VIII S.A.	Equity Method	49.00%	1,856	11,463
Energia dos Ventos IX S.A.	Equity Method	49.00%	1,990	11,731
Energia dos Ventos X S.A.	Equity Method	49.00%	11,851	8,792

			Market Value
Closed Capital Companies	Evaluation Method	Participation	12/31/2014	12/31/2013

Enerpeixe S.A.	Equity Method	40.00%	1,389,649	1,313,448
ESBR Participações S.A.	Equity Method	20.00%	7,268,412	6,880,352
Etau - Empresa de Transmissão Alto Uruguai	Equity Method	27.40%	92,190	88,318
Extremoz Transmissora do Nordeste - ETN S.A.	Equity Method	49.00%	14,652	3,071
Fronteira Oeste Transmissora de Energia	Equity Method	51.00%	23,183	10
Goiás Transmissão S.A.	Equity Method	49.00%	282,522	460,188
Eólica Hermenegildo I	Equity Method	99.99%	(374)	Not disclosed
Eólica Hermenegildo II	Equity Method	99.99%	(146)	Not disclosed
Eólica Hermenegildo III	Equity Method	99.99%	(113)	Not disclosed
Inambari Geração de Energia S.A.	Equity Method	19.60%	559	31,255
Integração Transmissora de Energia S.A.	Equity Method	49.00%	342,198	317,932
Interligação Elétrica do Madeira S.A.	Equity Method	49.00%	1,543,620	1,514,466
Interligação Elétrica Garanhuns S.A.	Equity Method	49.00%	370,460	201,342
Linha Verde Transmissora de Energia S.A.	Equity Method	49.00%	(67,518)	47,463
Livramento Holding S.A.	Equity Method	52.53%	(176,657)	198,669
Luziânia - Niquelândia Transmissora S.A.	Equity Method	49.00%	32,699	11,500
Madeira Energia S.A.	Equity Method	39.00%	6,994,900	6,425,851
Manaus Construtora Ltda.	Equity Method	49.50%	24,221	18,116
Manaus Transmissora de Energia S.A.	Equity Method	49.50%	1,106,631	1,061,735
Marumbi Transmissora de Energia S.A.	Equity Method	20.00%	45,214	5,755
MGE Transmissão S.A.	Equity Method	49.00%	242,762	217,084
Morro Branco I Energética S.A.	Equity Method	49.00%	31,734	Not disclosed
Mussambê Energética S.A.	Equity Method	49.00%	40,726	Not disclosed
Norte Brasil Transmissora de Energia S.A.	Equity Method	49.00%	1,664,441	943,204
Norte Energia S.A.	Equity Method	49.9800%	5,353,094	4,212,159
Papagaio Energia S.A.	Equity Method	99.96%	13,380	Not disclosed
Paranaíba	Equity Method	24.50%	275,032	72,657
Pedra Branca S.A.	Equity Method	49.00%	29,094	28,768
Pitimbu Eólica	Equity Method	49.00%	14,265	190
Punaú I Eólica	Equity Method	49.00%	18,187	251
Rei dos Ventos 3 Geradora de Energia S.A.	Equity Method	49.00%	87,106	83,460
Retiro Baixo Energética S.A.	Equity Method	49.00%	231,880	230,982
Santa Vitória do Palmar Holding S.A.	Equity Method	49.00%	321,687	379,531
São Caetano Eólica	Equity Method	49.00%	20,160	269
São Caetano I Eólica	Equity Method	49.00%	14,395	190
São Galvão Eólica	Equity Method	49.00%	19,000	251
São Pedro do Lago S.A.	Equity Method	49.00%	33,198	30,852
Eólica Serra das Vacas I S.A.	Equity Method	49.00%	26,546	Not disclosed
Eólica Serra das Vacas II S.A.	Equity Method	49.00%	25,486	Not disclosed
Eólica Serra das Vacas III S.A.	Equity Method	49.00%	24,706	Not disclosed
Eólica Serra das Vacas IV S.A.	Equity Method	49.00%	25,729	Not disclosed
Serra do Facão Energia S.A.	Equity Method	49.47%	3,314	123,040
Sete Gameleiras S.A.	Equity Method	49.00%	42,447	41,312
STN - Sistema de Transmissão Nordeste S.A.	Equity Method	49.00%	333,540	398,274
Tamanduá Mirim 2 Energia S.A.	Equity Method	49.00%	21,295	Not disclosed
TDG - Transmissora Delmiro Gouveia S.A.	Equity Method	49.00%	114,169	101,690
Teles Pires Participações S.A.	Equity Method	49.44%	998,870	1,064,632
Transenergia Goiás S.A.	Equity Method	49.00%	32,455	5,022
Transenergia Renovável S.A.	Equity Method	49.00%	197,578	159,676
Transenergia São Paulo S.A.	Equity Method	49.00%	173,623	101,290
Cia. Transirapé de Transmissão S.A.	Equity Method	24.50%	65,853	57,347
Cia. Transleste de Transmissão S.A.	Equity Method	24.00%	65,066	113,279
Transmissora Matogrossense de Energia S.A.	Equity Method	49.00%	164,875	154,399
Transnorte Energia S.A.	Equity Method	49.00%	105,417	76,698
Cia. Transudeste de Transmissão S.A.	Equity Method	25.00%	59,905	56,028
Triângulo Mineiro	Equity Method	49.00%	79,753	21,357
Teiú 2 Energia S.A.	Equity Method	99.90%	10,190	Not disclosed
Transmissora Sul Brasileira de Energia S.A. - TSBE	Equity Method	80.00%	344,950	209,254
Transmissora Sul Litorânea de Energia S.A. - TSLE	Equity Method	51.00%	273,959	33,139
Uirapuru Transmissora de Energia	Equity Method	75.00%	57,429	Not disclosed
Usina Energia Eólica Caiçara I S.A.	Equity Method	49.00%	42,809	10,778
Usina Energia Eólica Caiçara II S.A.	Equity Method	49.00%	28,789	6,937
Usina Energia Eólica Junco I S.A.	Equity Method	49.00%	38,418	10,599
Usina Energia Eólica Junco II S.A.	Equity Method	49.00%	38,955	10,788
Ventos de Santo Augusto IV Energias Renováveis S.A.	Equity Method	49.00%	29,416	Not disclosed
Vale do São Bartolomeu	Equity Method	39.00%	41,354	1,700
Ventos de Santa Joana I Energias Renováveis S.A.	Equity Method	49.00%	29,417	Not disclosed
Ventos de Santa Joana III Energias Renováveis S.A.	Equity Method	49.00%	33,957	Not disclosed
Ventos de Santa Joana IV Energias Renováveis S.A.	Equity Method	49.00%	27,686	Not disclosed
Ventos de Santa Joana V Energias Renováveis S.A.	Equity Method	49.00%	29,417	Not disclosed
Ventos de Santa Joana VII Energias Renováveis S.A.	Equity Method	49.00%	29,417	Not disclosed
Ventos de Santa Joana IX Energias Renováveis S.A.	Equity Method	49.00%	27,820	9,017
Ventos de Santa Joana X Energias Renováveis S.A.	Equity Method	49.00%	26,355	9,017
Ventos de Santa Joana XI Energias Renováveis S.A.	Equity Method	49.00%	23,711	9,017
Ventos de Santa Joana XII Energias Renováveis S.A.	Equity Method	49.00%	31,509	9,017
Ventos de Santa Joana XIII Energias Renováveis S.A.	Equity Method	49.00%	26,992	9,017
Ventos de Santa Joana XV Energias Renováveis S.A.	Equity Method	49.00%	31,090	9,017
Ventos de Santa Joana XVI Energias Renováveis S.A.	Equity Method	49.00%	28,760	9,017
Mata de Santa Genebra	Equity Method	49.90%	52,459	Not disclosed
Belo Monte Transmissora	Equity Method	49.00%	24,336	Not disclosed
Lago Azul Transmissão	Equity Method	49.90%	3,948	Not disclosed
Ventos de São Rafael	Equity Method	49.00%	(6)	Not disclosed
Ventos de São Cirilo	Equity Method	49.00%	(4)	Not disclosed
Ventos de São Bento	Equity Method	49.00%	(6)	Not disclosed
Ventos de Santo Antônio	Equity Method	49.00%	(4)	Not disclosed
Ventos de Santa Vera	Equity Method	49.00%	(4)	Not disclosed
Ventos de Santa Marcella	Equity Method	49.00%	(5)	Not disclosed
Itaguaçu da Bahia	Equity Method	49.00%	(6)	Not disclosed
Ventos de Santa Luzia	Equity Method	49.00%	(5)	Not disclosed
Ventos de Santa Madalena	Equity Method	49.00%	(6)	Not disclosed
Ventos de São João	Equity Method	49.00%	(5)	Not disclosed
CSE Centro de Soluções Estratégicas	Equity Method	49.90%	3,400	Not disclosed
Tijoa Participações e Investimentos	Equity Method	49.90%	1,635	Not disclosed
Energia Olímpica S.A.	Equity Method	49.90%	(426)	Not disclosed
Empresa de Energia São Manoel	Equity Method	33.33%	(1,782)	Not disclosed
Energia Sustentável do Brasil Participações S.A.	Equity Method	20.00%	7,268,412	Not disclosed

15.5 Summary of the information of jointly controlled and affiliated projects

12/31/2014
Joint Ventures and Affiliates	Participation	Financial, intangible, and fixed assets	Other assets	Loans and financing	Other liabilities	Net equity

Amapari Energia S.A.	49.0%	—	22,100	—	29,318	(7,218)
Amazônia Eletronorte Transm. de Energia S.A.	49.0%	85,857	23,852	20,998	7,492	81,219
Belo Monte Transmissora de Energia S.A.	24.5%	16,542	8,999	—	1,205	24,336
Brasnorte Transmissora de Energia S.A.	49.71%	277,484	13,734	16,277	51,884	223,057
Brasventos Eolo Geradora de Energia S.A.	24.5%	230,332	30,638	123,580	52,837	84,553
Brasventos Miassaba 3 Geradora de Energia S.A.	24.5%	249,132	41,174	124,424	29,162	136,720
CEEE-D	32.59%	1,850,160	1,112,005	386,406	2,487,750	88,009
CEEE-GT	32.59%	731,744	2,286,349	434,369	1,139,970	1,443,754
CEMAR	33.48%	2,364,851	2,164,885	1,607,425	1,268,760	1,653,551
Chapecoense Geração S.A.	40.00%	3,134,622	335,294	1,665,317	893,293	911,306
Cia Hidrelétrica Teles Pires	49.44%	4,459,508	134,736	3,363,629	231,745	998,870
Companhia Energética Sinop	24.5%	119,558	323,316	—	72,569	370,305
Construtora Integração Ltda	24.5%	3	185,369	—	93,464	91,908
CTEEP	35.23%	1,856,289	5,285,850	572,630	1,404,464	5,165,045
Energética Águas da Pedra S.A	49.00%	773,415	66,340	408,164	43,622	387,969
Enerpeixe S.A.	40.00%	1,644,956	203,243	123,840	334,710	1,389,649
ESBR Participações S.A.	40.00%	20,338,744	1,886,608	11,324,749	3,632,191	7,268,412
Inambari Geração de Energia	19.61%	57	530	—	28	559
Integração Trasmissora de Energia S.A	49.00%	611,931	13,331	181,519	101,545	342,198
Interligação Elétrica do Madeira S.A	49.00%	4,382,731	163,607	2,435,751	566,967	1,543,620
Itaipu	50.00%	37,866,871	4,330,771	33,681,427	8,250,655	265,560
Linha Verde Transmissora de Energia S.A.	49.0%	589,436	130,540	318,851	468,643	(67,518)
Livramento Holding S.A.	52.5%	190,806	24,368	159,118	232,713	(176,657)
Madeira Energia S.A	39.00%	20,998,021	1,745,534	13,049,395	2,699,260	6,994,900
Manaus Construtora Ltda	30.0%	—	101,817	—	61,977	39,840
Manaus Transmissora de Energia S.A.	49.50%	2,368,082	154,180	874,167	541,464	1,106,631
Norte Brasil Transmissora de Energia S.A.	49.00%	3,456,889	69,655	1,276,121	534,632	1,715,791
Norte Energia S.A	34.98%	21,536,053	1,527,473	16,759,221	951,211	5,353,094
Rei dos Ventos 3 Geradora de Energia S.A.	24.5%	227,547	27,486	130,240	37,687	87,106
Serra do Facão Energia S.A	49.47%	1,979,783	88,407	529,311	1,535,565	3,314
Sistema de Transmissão Nordeste S.A	49.00%	684,561	52,348	180,408	222,961	333,540
Transmissora Matogrossense de Energia S.A.	49.0%	276,053	64,067	151,130	24,115	164,875
Transnorte Energia S.A.	49.0%	293,142	31,522	—	219,247	105,417
Others		13,685,034	4,370,918	5,341,360	4,296,128	8,418,464

12/31/2013
Joint Ventures and Affiliates	Participation	Financial, intangible, and fixed assets	Other assets	Loans and financing	Other liabilities	Net equity

Amapari Energia S.A.	49.00%	67,629	73,693	—	31,759	109,563
Amazônia Eletronorte Transm. de Energia S.A.	49.00%	8,440	102,092	27,393	1,501	81,638
Brasnorte Transmissora de Energia S.A.	49.00%	259,646	12,622	27,888	31,308	213,072
Brasventos Eolo Geradora de Energia S.A.	24.50%	214,519	18,430	—	140,609	92,340
Brasventos Miassaba 3 Geradora de Energia S.A.	24.50%	253,736	21,485	—	145,968	129,253
CEEE-D	32.59%	1,566,376	1,431,206	451,072	2,035,169	511,341
CEEE-GT	32.59%	468,606	2,734,020	234,429	1,235,724	1,732,473
CEMAR	33.55%	2,191,129	1,424,439	1,391,268	843,242	1,381,058
Chapecoense Geração S.A.	40.00%	3,209,220	232,821	1,795,563	783,010	863,468
Cia Hidrelétrica Teles Pires	49.00%	3,137,772	839,665	2,659,699	255,366	1,062,372
Construtora Integração Ltda	24.50%	4	132,559	—	40,912	91,651
CTEEP	35.23%	24,565	6,575,996	229,350	1,458,764	4,912,447
Energética Aguas da Pedra S.A	49.00%	750,921	144,460	442,144	43,390	409,847
Enerpeixe S.A.	40.00%	1,696,814	186,286	238,093	331,560	1,313,447
ESBR Participações S.A.	40.00%	16,808,946	1,342,317	10,179,844	933,548	7,037,871
Inambari Geração de Energia	49.00%	26,136	5,047	—	104	31,079
Integração Trasmissora de Energia S.A	49.00%	624,947	20,725	212,154	115,586	317,932
Interligação Elétrica do Madeira S.A	49.00%	4,039,559	79,230	2,431,411	432,143	1,255,235
Itaipu	50.00%	37,786,710	2,303,927	32,432,831	7,423,546	234,260
Linha Verde Transmissora de Energia S.A.	49.00%	15,128	542,172	372,057	137,780	47,463
Livramento Holding S.A.	49.00%	341,823	16,505	158,547	93,052	106,729
Madeira Energia S.A	39.00%	18,827,952	1,695,658	11,893,204	2,204,556	6,425,850
Manaus Construtora Ltda	30.00%	—	68,485	—	49,998	18,487
Manaus Transmissora de Energia S.A.	49.50%	2,076,820	177,653	876,820	315,918	1,061,735
Norte Brasil Transmissora de Energia S.A.	49.00%	2,440,038	105,802	1,097,930	507,405	940,505
Norte Energia S.A	50.00%	12,757,333	1,180,925	8,745,145	980,954	4,212,159
Rei dos Ventos 3 Geradora de Energia S.A.	24.50%	215,986	19,871	—	149,951	85,906
Serra do Facão Energia S.A	49.47%	1,999,780	74,698	516,965	1,434,737	122,776
Sistema de Transmissão Nordeste S.A	49.00%	674,032	31,820	201,814	105,764	398,274
Transmissora Matogrossense de Energia S.A.	49.00%	303,069	20,333	158,138	10,865	154,399
Transnorte Energia S.A.	49.00%	77,650	3,192	—	4,144	76,698
Others		9,514,441	2,573,812	2,961,323	2,716,018	6,410,912

12/31/2014
Joint Ventures and Affiliates	Net operating revenue	Financial income	Financial expense	Taxes on income	Net income (loss)	Depreciation and amortization

Amapari Energia S.A.	30,527	1,285	(6,764)	(3,509)	(106,867)	(5,175)
Amazônia Eletronorte Transm. de Energia S.A.	33,051	859	(2,390)	(1,600)	23,217	(244)
Belo Monte Transmissora de Energia S.A.	20,330	1,289	(19)	(134)	(665)	(11)
Brasnorte Transmissora de Energia S.A.	34,847	751	(2,803)	(7,524)	19,435	—
Brasventos Eolo Geradora de Energia S.A.	29,394	1,749	(9,449)	(2,603)	(5,316)	(9,632)
Brasventos Miassaba 3 Geradora de Energia S.A.	46,316	2,556	(9,854)	(3,620)	8,268	(10,879)
CEEE-D	3,700,400	96,043	(96,948)	(56,437)	(445,282)	(61,961)
CEEE-GT	670,957	129,303	(30,738)	95,241	(280,763)	(31,772)
CEMAR	2,484,218	384,315	(477,821)	(65,821)	334,684	(121,769)
Chapecoense Geração S.A.	714,808	33,059	(136,412)	(51,751)	71,617	(62,773)
Cia Hidrelétrica Teles Pires	—	23	(605)	(22,588)	(39,469)	—
Companhia Energética Sinop	—	3,659	(61)	—	(2,333)	—
Construtora Integração Ltda	105,200	358	(1,414)	(12,390)	5,844	—
CTEEP	1,102,788	154,225	(142,334)	(80,475)	379,732	(8,860)
Energética Aguas da Pedra S.A.	196,394	6,371	(33,988)	(4,039)	20,608	(21,066)
Enerpeixe S.A.	433,025	8,784	(36,825)	(11,464)	141,349	(45,279)
ESBR Participações S.A.	754,272	6,294	(183,578)	674,872	(1,153,942)	(123,066)
Inambari Geração de Energia	—	23	—	—	(373)	(15)
Integração Trasmissora de Energia S.A	84,827	4,828	(17,109)	(10,048)	46,983	(3)
Interligação Elétrica do Madeira S.A	532,206	12,827	(163,410)	(62,614)	121,617	—
Itaipu	9,773,571	166,378	(2,209,854)	—	2,931,297	—
Linha Verde Transmissora de Energia S.A.	233,844	6,067	(36,352)	1,887	(112,426)	—
Livramento Holding S.A.	29,910	—	(4,276)	(10,966)	(283,386)	—
Madeira Energia S.A	2,343,960	64,533	(797,759)	6,424	(2,208,060)	(375,533)
Manaus Construtora Ltda	25,964	302	(19)	(8,441)	16,442	—
Manaus Transmissora de Energia S.A.	211,311	4,422	(70,893)	(40,212)	61,142	(4,677)
Norte Brasil Transmissora de Energia S.A.	686,770	1,504	(116,087)	1,135	(3,655)	—
Norte Energia S.A	—	116,122	(115,154)	110,092	(219,394)	(1,394)
Rei dos Ventos 3 Geradora de Energia S.A.	36,108	1,644	(9,987)	(2,423)	213	(9,854)
Serra do Facão Energia S.A	159,838	3,888	(37,674)	15,433	(119,463)	(23,876)
Sistema de Transmissão Nordeste S.A	147,533	3,274	(19,247)	(21,088)	93,908	(122)
Transmissora Matogrossense de Energia S.A.	50,271	2,546	(14,210)	(2,635)	28,870	(85)
Transnorte Energia S.A.	210,839	—	(17)	(8,533)	16,546	(33)
Others	2,672,401	1,130,516	(886,730)	(135,308)	41,993	(60,186)

12/31/2013
Joint Ventures and Affiliates	Net operating revenue	Financial income	Financial expense	Taxes on income	Net income (loss)	Depreciation and amortization

Amapari Energia S.A.	35,724	730	(170)	(1,265)	6,295	(5,060)
Amazônia Eletronorte Transm. de Energia S.A.	26,132	363	(2,755)	(1,127)	17,582	(202)
Brasnorte Transmissora de Energia S.A.	4,050	200	(861)	(353)	1,780	(557)
Brasventos Eolo Geradora de Energia S.A.	—	—	(2)	—	(4,503)	—
Brasventos Miassaba 3 Geradora de Energia S.A.	4,432	—	(1)	—	(3,200)	—
CEEE-D	2,263,719	136,400	(76,275)	3,278	(228,571)	(4,795)
CEEE-GT	735,508	161,302	(22,970)	27,290	(191,336)	(41,062)
CEMAR	1,968,774	131,025	(238,932)	(49,240)	192,247	(89,374)
Chapecoense Geração S.A.	567,286	15,792	(140,980)	(79,433)	161,601	(64,365)
Cia Hidrelétrica Teles Pires	112	—	(925)	—	(15,898)	—
Construtora Integração Ltda	64,368	1,028	(380)	(10,400)	20,250	—
CTEEP	822,235	302,321	(212,243)	181,951	31,921	7,339
Energética Aguas da Pedra S.A	118,849	3,619	(22,432)	(16,177)	31,452	(12,650)
Enerpeixe S.A.	424,737	12,195	(53,551)	(23,994)	219,218	(49,398)
ESBR Participações S.A.	126,857	3,219	(5,704)	20,859	(194,439)	(5,661)
Inambari Geração de Energia	—	55	—	—	(33,579)	(24)
Integração Trasmissora de Energia S.A	71,428	1,349	(20,153)	(4,121)	33,999	(3)
Interligação Elétrica do Madeira S.A	784,981	9,691	(153,651)	(5,713)	11,092	—
Itaipu	8,199,764	54,459	(1,665,907)	—	2,565,210	—
Linha Verde Transmissora de Energia S.A.	104,149	—	(26,140)	3,404	(6,607)	—
Livramento Holding S.A.	29,132	1,004	(354)	12,724	(24,735)	—
Madeira Energia S.A	1,300,586	18,115	(323,895)	(12,548)	(47,738)	(230,612)
Manaus Construtora Ltda	7,133	986	(81)	(202)	390	—
Manaus Transmissora de Energia S.A.	311,705	5,937	(75,372)	(26,708)	63,601	—
Norte Brasil Transmissora de Energia S.A.	546,395	9,936	(56,224)	(7,529)	14,441	—
Norte Energia S.A	—	85,047	(85,615)	18,394	(37,078)	(3,190)
Rei dos Ventos 3 Geradora de Energia S.A.	—	—	(1)	—	(5,290)	—
Serra do Facão Energia S.A	252,057	4,278	(38,728)	(10,932)	(74,009)	(24,361)
Sistema de Transmissão Nordeste S.A	138,203	2,390	(29,923)	(18,872)	77,719	(114)
Transmissora Matogrossense de Energia S.A.	44,039	2,698	(14,292)	(2,308)	24,183	(78)
Transnorte Energia S.A.	29,760	—	(10)	(2,122)	4,063	(30)
Others	1,896,383	939,629	(294,629)	(102,121)	260,551	60,440

I - Information of consolidated subsidiaries - Distribution Companies:

a) Distribuição Alagoas - holds concession for distribution of electricity in all municipalities of the State of Alagoas, under Concession Agreement 07/2001-ANEEL, and its amendments executed on May 15, 2005 and June 8, 2009, respectively, the latter which expires on July 7, 2015. Its main purpose is to plan, build, and explore public service electricity distribution to end consumers. This company holds negative net current capital of R$ 147,841 (December 31, 2013 - R$ 219,360), accrued losses of R$ 678,710 (December 31, 2013 - R$ 585,356) and unsecured liabilities of R$ 11,075 (R$ 21,400 on December 31, 2013), and it depends on the financial support of the Company.

b) Distribuição Rondônia - holds concession for distribution of electricity in all municipalities of the State of Rondônia under Concession Agreement 05/2001-ANEEL, and its amendments executed on February 12, 2001 and November 11, 2005, respectively, the latter which expires on July 7, 2015. Its main purpose is to plan, build, and explore public service electricity distribution to end consumers. This company holds negative net current capital of R$ 512,717 (December 31, 2013 - R$ 311,403), accrued losses of R$ 1,221,058 (December 31, 2013 - R$ 1,513,778) and net equity of R$ 104,066 (unsecured liabilities on December 31, 2013 - R$ 188,654), and it depends on the financial support of the Company.

c) Distribuição Piauí - holds concession for distribution of electricity in all municipalities of the State of Piauí under Concession Agreement 04/2001, dated February 12, 2001, executed with ANEEL, which expires on July 7, 2015. Its main activity is electricity distribution. This company holds negative net current capital of R$ 118,864 (December 31, 2013 - R$ 176,070), accrued losses of R$ 1,403,544 (December 31, 2013 - R$ 1,441,479) and unsecured liabilities of R$ 141,058 (December 31, 2013 - R$ 219,477), and it depends on the financial support of the Company.

d) Amazonas Energia – its main activities are generation, distribution, and commercialization of electricity in the State of Amazonas. Amazonas Energia generates (2,203.9 MW*) and supplements its needs to serve consumers by buying energy from independent producers. This company holds net current capital of R$ 442,063 (negative net current capital on December 31, 2013 - R$ 2,950,392), accrued losses of R$ 7,633,088 (December 31, 2013 - R$ 6,586,399) and unsecured liabilities of R$ 3,025,170 (December 31, 2013 - R$ 2,492,502), and it depends on the financial support of the Company. This subsidiary is expected to be unbundled in 2015. In this study, transfer of generation activities to a new company, to be created within the scope of the Eletrobras System, is being considered.

e) Boa Vista Energia - Holds concession under Contract 21/2001 – ANEEL, dated March 21, 2001 and addendum dated October 14, 2005, for electricity distribution in the municipality of Boa Vista - RR, valid through the end, 2015. This company holds negative net current capital of R$ 73,865 (December 31, 2013 - R$ 33,611), accrued losses of R$ 750,425 (December 31, 2013 - R$ 674,534) and unsecured liabilities of R$ 69,726 (R$ 8,294 on December 31, 2013), and it depends on the financial support of the Company.

f) Distribuição Acre – holds the concession to distribute and sell electricity in the state of Acre, through Concession Agreement 06/ 2001 – ANEEL, February 12, 2001 maturing on July 7, 2015. The electricity supply to the capital, Rio Branco, and six localities is made by Eletronorte. Since 1999, the remainder of the state is supplied through a lease contract arrangement with GUASCOR Brazil Ltda. in the form of Independent Power Producer, IPP, through Isolated Generation Systems. It should be emphasized that the supply of electricity to the entire state, is through diesel power stations (100%). The subsidiary has negative working capital of R$ 21,021 (December 31, 2013 - R$ 19,921), accumulated losses of R$ 420,461 (December 31, 2013 - R$ 458,987) and unsecured liabilities of R$ 54,906 (unsecured liabilities of R$ 209,552 on December 31, 2013) and depends on the financial support of the Company..

g) Celg Distribuição – CELG-D - On September 26, 2014, the Company acquired 51% of the ordinary stock of CELG D, becoming the parent company of CELG D (see Note 42). CELG D is a privately held corporation, and holds concession for delivery of electricity; it was established on March 23, 2007. Eletrobras holds 51% of the capital stock, and CELGPAR holds 49%.

Celg-D holds concessions for electricity distribution in 237 municipalities, 391 districts and towns in the State of Goiás, with 2,688,902 consumers, covering an area of 336,871 km²*, governed by Concession Agreement No. 63 of August 25, 2000, entered into by and between ANEEL, CELG D, and the then majority shareholders, which remains effective through July 7, 2015, and can be extended for an additional period of 30 years, as established in Law 12,783 of January 11, 2013.

The subsidiary expressed agreement regarding the new regulatory rules within the term established by Provisional Measure No. 579/2012, stipulated to occur by October 15, 2012. In this regard, the subsidiary submitted letter PR-1.507/12 to the National Electricity Agency (ANEEL), confirming its request for extension/renewal of the concessions.

This company holds negative net current capital of R$ 453,378, accrued losses of R$ 3,511,269, and net equity of R$ 156,896, and it depends on the financial support of the Company.

II - Information of consolidated subsidiaries - Generation and Transmission Companies:

a) Eletrobras Termonuclear S.A. - wholly owned subsidiary, its main activity being construction and operation of nuclear power plants, and provision of related engineering services, such activities which are regulated and monitored by the ANEEL. The Company has essentially been performing exploration activities for the Angra 1 and Angra 2 plants, with rated power of 1,990 MW*, as well as construction of the Angra 3 plant. Beginning on January 1, 2013, electricity generated by the subsidiary was rated between all concessionaires, permit-holders, or other entities authorized for public utility distribution in the National Interconnected System (SIN), according to the methodology established Regulatory Resolution No. 530, published on December 21, 2012 by ANEEL, for calculation of the annual quotas/portions corresponding to the energy from the Angra 1 and Angra 2 power plants and the conditions for sale of that energy, as per Article 11 of Law No. 12,111/2009. The subsidiary has a net current capital of R$ -1,127,268 (December 31, 2013 – R$ 2,319).

b) Eletrosul Centrais Elétricas S.A. - its main purpose is transmission and generation of electricity directly or through holdings in SPE´s. The Company performs studies, projects, construction, operation, and maintenance of facilities for electricity transmission and generation systems, such activities which are regulated. The Company retains control of Uirapuru.

c) Itaipu Binacional - binational entity created and governed, with equal rights and obligations, by the International Treaty signed on April 26, 1973, between the Federative Republic of Brazil and the Republic Paraguay, the capital of which belongs in equal parts to Eletrobras and the National Electricity Management (ANDE).

Its purpose is to leverage water resources from the Paraná River, which belong to both countries, from the Guaíra Falls to Iguaçu Falls, via construction and operation of a Hydroelectric Plant, with total capacity of 14 million MW*. In 2013, it produced a total of 98.6 million MWh*, breaking its own world record for energy production, which it earned in 2012. In 2014, Itaipu produced a total of 87.8 million MWh*. Its greatest highest production was established in 2013, with 98.6 million MWh*. The previous record was in 2012, with the generation of 98.2 million MWh*.

d) Companhia Hidro Elétrica do São Francisco - CHESF - electricity utility concessionaire whose purpose is to generate, transmit, and commercialize electricity. Its generation and hydrothermal system predominantly uses hydroelectric plants, which account for 97% of total production. CHESF operations in electricity generation include 14 hydroelectric plants and 1 thermoelectric plant, for a total installed power of 10,615 MW*, and in the transmission activity the system is comprised of 115 substations and 19,669 Km* of high tension lines.

e) Centrais Elétricas do Norte do Brasil S.A. - Eletronorte - public utility electricity concessionaire, controlled by the Company, with operations primarily in the State of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima, and Tocantins. The operations of the Company with electricity generation include 4 hydroelectric plants, with installed capacity of 8,860.05 MW* and 6 thermoelectric plants, with capacity of 479.97 MW*, giving an installed capacity of 9,340.02 MW*. Electricity transmission is made using a system comprised of 9,287.13 Km* of transmission lines, 45 substations in the National Interconnected System (SIN), 695.89 Km* of transmission lines, 10 substations in the isolated system, totaling 9,983.02 Km* of transmission lines and 55 substations.

The subsidiary holds equity stakes in various Specific Purpose Companies (SPE) for electricity generation and transmission.

Acquisition of Equity Stake - Linha Verde Transmissora de Energia S.A.

On October 2, 2013, the Board of Directors of the subsidiary Eletronorte approved acquisition of equity stake by Abengoa Concessões Brasil Holding S.A. in Sociedade de Propósito Específico Linha Verde Transmissora de Energia S.A., involving acquisition by Eletronorte of the entirety of this investment.

On March 13, 2014, the contract for the Purchase and Sale of shares owned by Abengoa Concessões Brasil Holding S.A. in SPE, Linha Verde Transmissora de Energia S.A. was submitted to the subsidiary’s board of directors and approved. Thus, the contract was only dependent on evaluation and approval by the regulatory and control agencies of the federal government, as per clause 2 of the contract in question.

The transaction was approved by ANEEL on September 30, 2014, according to Authorization Resolution no. 4,855.

As detailed in note 42, on December 31, 2014, the subsidiary aquired all the shares of Linha Verde Transmissora de Energia S.A.

f) FURNAS Centrais Elétricas S.A. (FURNAS) - this Company subsidiary acts in generation, transmission, and commercialization, predominantly in the region covered by the Federal District and the States of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso, Pará, Tocantins, Rondônia, Rio Grande do Sul, Santa Catarina, Rio Grande do Norte, Ceará, and Bahia, in addition to holding stakes in Specific Purpose Companies. The electricity production system operated by FURNAS is comprised of 10 wholly owned hydroelectric plants, 2 hydroelectric plants in partnership with private enterprise, with an installed capacity of 8,327 MW*, and 2 thermoelectric plants with 962 MW* of capacity, totaling 9,289 MW*.

g) Companhia de Geração Térmica de Energia Elétrica – CGTEE – its main company purpose is to conduct studies, plans, construction, and operation of facilities for electricity transmission and generation systems, which are regulated activities. The Company holds generation concessions for the following thermoelectric plants: Presidente Médici Plant, Phases A and B, located in the municipality of Candiota; São Jerônimo Plant, located in the municipality of São Jerônimo; and the NUTEPA Plant, located in the municipality of Porto Alegre, all in the State of Rio Grande do Sul. This subsidiary has negative net current capital of R$ 392,282 (December 31, 2013 – R$ 359,585).

On December 31, 2014, CGTEE showed accumulated retained losses of R$ 1,369,341(R$ 472,043 reported on December 31, 2013). The statement of earnings established unsecured liabilities of R$ 553,052 (unsecured liabilities of R$ 97,728 on December 31, 2013).

Given the current scenario, CGTEE is in negotiations with Eletrobras to determine actions in order to allow technical and financial recovery, and is also being fully supported financially by Eletrobras for operational maintenance, as well as for any future investments which are necessary.

III - Other Companies (associates, unless otherwise stated)

a) Companhia Energética do Maranhão - CEMAR - electricity utility concessionaire, which plans, constructs, and explores electricity sub-transmission, transformation, distribution, and commercialization systems.

The Company holds concessions for electricity distribution in 217 municipalities in the State of Maranhão, under Concession Agreement No. 60 of August 28, 2000, executed with ANEEL, which remains effective through August 2030, and can be extended for another 30-year period.

b) Eletrobras Participações S.A. - Company subsidiary with business purpose of investment in other companies.

c) Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT – a publicly traded company whose majority shareholder is the State of Rio Grande do Sul, through the Companhia Estadual de Energia Elétrica Participações - CEEE-Par, which holds 65.92% of the total capital stock. The Concessionaire has as its purpose to explore electricity production and transmission systems.

d) Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D – a publicly traded company whose majority shareholder is the State of Rio Grande do Sul, through the Companhia Estadual de Energia Elétrica Participações - CEEE-Par, which holds 65.92% of the total capital stock. The Concessionaire has as its purpose the distribution of electricity in 72 municipalities of Rio Grande do Sul, serving some 4 million consumer units.

e) Companhia Transmissão de Energia Elétrica Paulista - CTEEP - a publicly traded company authorized to operate as electricity utility concessionaire, having as its main activities the planning, construction, and operation of electricity transmission systems.

f) Centrais Elétricas do Pará S.A. - CELPA – publicly traded company, under equity control of Equatorial Energia S.A. (Equatorial), which operates in the distribution and generation of electricity in the State of Pará, serving consumers in 143 municipalities, pursuant to Concession Agreement 182/1998, signed on July 28, 1998, with period of concessions of 30 years, and expiration on July 28, 2028. In addition to the distribution agreement, CELPA holds Generation Concession Agreement 181/98 for 34 Thermoelectric Plants, 11 which it owns and 23 which belong to third parties, for exploration of electricity generation for a period of 30 years, with expiration on July 28, 2028, renewable for an additional 30-year period. As of December 31, 2014, this associate had negative net current capital of R$ 175,224 (December 31, 2013 – R$ 94,439).

All debts owed by the associate through the date of resolution on its petition for judicial recovery, even those not yet due, with all legal exceptions, must be paid according to the judicial recovery plan approved on September 1, 2012 during a general meetings of creditors.

g) Empresa Metropolitana de Águas e Energia S.A. – EMAE - the concessionaire of a hydroenergy complex located in Alto Tietê, centered on the Henry Borden Hydroelectric Plant. EMAE also has the UHE Rasgão and the UHE Porto Góes, both on the Tietê River. In the Paraíba Valley, municipality of Pindamonhangaba, UHE Isabel is installed, which is currently not operating. On December 31, 2014, this associate had net current capital of R$ 116,473 (December 31, 2013 – R$ 138,019).

h) Centrais Elétricas Matogrossenses S.A.- CEMAT - a publicly traded company under the equity control of Energisa, S.A., acting in the electricity distribution area, in addition to generation using thermal plants to serve isolated systems in its concession area, which covers the State of Mato Grosso, serving consumers in 141 municipalities. Pursuant to Concession Agreement 03/1997, signed on December 11, 1997, the concession term is for 30 years, with expiration on December 11, 2027, renewable for an additional 30-year period. In addition to the distribution agreement, the Company has Generation Concession Agreement 04/1997, for 2 Thermoelectric Plants with their respective associated substations, with expiration on December 10, 2027.

i) Norte Energia S.A. – a specific purpose company, privately held, with the purpose of conducting all activities necessary for installation, operation, maintenance, and exploration of the Belo Monte Hydroelectric Plant (UHE Belo Monte) on the River Xingu, located in the State of Pará, and of the facilities for transmission with interest restricted to the generating plant. The Company holds 49.98% of the capital stock of Norte Energia. This associate has spent significant sums on costs for organization, development and pre-operation, which, according to estimates and projections, should be absorbed by revenue from future operations. The associate will need financial resources from its shareholders and from third parties in significant amounts in order to complete its Hydroelectric Plant. On December 31, 2014, the subsidiary had current net capital of R$ 175,280 (December 31, 2013 - negative net current capital of R$ 1,208,687).

j) Madeira Energia S.A. – a privately held company, incorporated on August 27, 2007, with the purpose of construction and exploration of the Santo Antonio Hydroelectric Plant located along the River Madeira, municipality of Porto Velho, State of Rondônia, and of its Associated Transmission System. The Company holds 39% of the capital stock of Madeira Energia. The associate is incurring expenses for development of the project for construction of the Santo Antonio Hydroelectric Plant, which, according to financial projections prepared by its administration, should be absorbed by future revenue from operations.

On December 31, 2014, the associate Madeira Energia S.A. (MESA), in which FURNAS holds a 39% stake, had net current liabilities totaling R$ 481,706. In order to correct its negative current capital, the associate enjoys financial support from its shareholders. Part of this total reflects a provision for losses on the part of the expected value of revenue from reimbursable expenditures with the Consórcio Construtor Santo Antônio (CCSA).

This receivable originated from the signing of the 2nd addendum to the Concession Agreement with the ANEEL, based on submission of a timeline for commercial operations by the CCSA, anticipating, for the second time, the launch of operations of the generating units, such commitment being signed then, as part of the Contract for Installation of the Santo Antonio UHE and the “Terms and Conditions”. However, this timeline was not fully met, meaning that the net result of this calculation generates for MESA a right to compensation with the CCSA.

In order to calculate this reimbursable expenditure, the CCSA requested application of Clause 31.1.2.1.1 of the EPC Contract, which presents a contractual limit of R$ 122.00/MWh* for transfer of the cost for purchase of energy. In light of this consideration, the MESA administration conducted, during the fiscal year ending on December 31, 2014, additional review, including various legal aspects, changing its estimate as to the realizable value of the asset. As such, for the total value of the reimbursable expenditure of R$ 1,434,778 thousand, a provision was recorded for losses of R$ 678,551, in order to reflect the expected value received of R$ 756,227.

MESA and CCSA are in talks to formalize an agreement regarding the method and term for settlement of the dispute.

The Board of Directors, during meeting No. 002/452, recommended that FURNAS take the necessary actions in the appropriate government spheres, in order to preserve the debts owed by CCSA to MESA, so as to review the damages to SPE, and as such, the effects for FURNAS, given its equity stake in SPE.

k) ESBR Participações S.A. (ESBRP) – ESBR Participações S.A. (“ESBRP”), a privately held company, has its sole company purpose investment in the Specific Purpose Company (SPE) called Energia Sustentável do Brasil S.A. (“ESBR”), which holds the concessions for use of public good for exploration of the Jirau Hydroelectric Plant, currently being constructed on the Madeira River in the State of Rondônia. The company holds 40% of ESBRP capital.

l) Interligação Elétrica do Madeira S.A. (IEMadeira) - IEMadeira was incorporated on December 18, 2008 with the purpose of exploring the concession for public utility electricity transmission, particularly the transmission lines and substations connected to Lots D and F from Tender No. 007/2008 of ANEEL:

The company holds 49% of IE Madeira capital.

The Porto Velho - Araraquara transmission line entered into commercial operation on August 1, 2013. The Inverting and Correcting stations entered into commercial operation on May 12, 2014. The Company holds 49% of IE Madeira capital.

m) Manaus Transmissora de Energia S.A. – Manaus Transmissora de Energia S.A. is a privately held company, incorporated on April 22, 2008, with the specific purpose of exploring public utility concessions for electricity transmission, provided by way of installation, operation, maintenance, and construction of transmission installations for the Brazilian interconnected electrical system, according to the standards established in legislation and regulations in effect.

The SPE holds concession for construction, operation, and maintenance of transmission installations for 500 kV* Oriximiná/Cariri CD, SE Itacoatiara 500/138 kV*, and SE Cariri 500/230kV* Transmission Line.

The concession agreement was signed on October 16, 2008 for a period of thirty years; operating activities began in 2013.

The Company holds 49.50% of the capital from Manaus Transmissora de Energia S.A.

IV – Companies under Management

a) Companhia de Eletricidade do Amapá - CEA - on November 12, 2012, the Company signed a memorandum of understanding, seeking to participate in the financial restructuring process of the company Companhia de Eletricidade do Amapá - CEA. This process stipulates that the Company assume equity control of CEA.

The Company and the Government of the State of Amapá entered into a Shareholders Agreement and a Management Agreement on September 12, 2013, seeking to achieve economic/financial recovery of CEA which, after implementation in full, offers the option for purchase by the Company of equity control of the recovered company. To this end, the Company assumes executive management of CEA, through its majority representation on the Board of Directors, and through indication of two members of the Executive Board of CEA, which will subsequently be replaced by professionals contracted from the market.

In this process, the Government of the State of Amapá obtained financing from the Federal Government, in order to settle debts of CEA with the Eletrobras System and other providers, in addition to preparing a Contingency Plan that will be forwarded for approval by ANEEL.

b) Companhia Energética de Roraima - CERR - on November 26, 2012, the Company signed a memorandum of understanding, seeking to participate in the financial restructuring process of the company Companhia Energética de Roraima - CERR. This process establishes that the Company may assume control of CERR through acquisition of equity control of the company.

The Company and the Government of the State of Roraima initially entered into a Shareholders Agreement and a Management Agreement, respecting the necessary authorizations, seeking to achieve economic/financial recovery of CERR which, after implementation in full, offers the option for purchase by the Company of equity control of the recovered company. To this end, the Company assumes executive management of CERR, through its majority representation on the Board of Directors, and through indication of two members of the Executive Board of CERR, which will subsequently be replaced by professionals contracted from the market.

In this process, the Government of the State of Roraima obtained financing, in order to settle debts of CERR with the Eletrobras System and other providers, in addition to preparing a Contingency Plan that will be forwarded for approval by ANEEL.

V - Specific Purpose Companies

During recent years, the Eletrobras System Companies have formalized investments in partners for projects with private business, where the Company serves as a minority shareholder, while retaining preferential shares. These projects seek to involve the Company in the electricity generation and transmission sector, and their values are reflected under Assets - Investments.

In this same regard, considering the need to expand investment in the Electricity Sector, the companies controlled by the Company hold stakes, also as minority shareholders, with ordinary shares, in various companies with concession to provide electricity services, classified under Assets - Investments. The most significant investments whereby the Company and its subsidiaries hold stakes in specific purpose companies are the following:

1 – Sistema de Transmissão Nordeste – STN

Shareholders – 1 – CHESF 49%; 2 – Alusa 51%

Purpose – LT 500 Hv, 546 vKm* – Teresina/Fortaleza – in operation

2 – Empresa Transmissora do Alto Uruguai – ETAU

Shareholders – 1 – Eletrosul 27,4%; 2 – Transmissora Aliança 52.6%; 3 – DME Energética 10%; 4 – CEEE-GT 10%

Purpose – LT 230 Kv, 187 Km* – Campos Novos /Santa Marte – in operation

3 – Enerpeixe S.A.

Shareholders – 1 – FURNAS 40%; 2 – EDP 60%

Purpose – UHE Peixe Angical 452 MW* – in operation

4 - Manaus Construtora Ltda.

Shareholders – 1 – Eletronorte 30.0%; 2 – CHESF 19.5; 3 - Abengoa Holding 50.5%

Purpose – LT 500KV* Oriximá/Cariri, SE Itacoatiara 500/138KV* and SE 500/230KV* – in operation

5 - Uirapuru Transmissora de Energia

Shareholders – 1 – Eletrosul 75%; 2 – Elos 25%

Purpose – LT 525KV*, Ivaiorã/Londrina – in operation.

6 - Energia Sustentável do Brasil - ESBR

Shareholders – 1 – CHESF 20%; 2 – Eletrosul 20%; 2 - GDF Suez Energy Latin America Ltda – 40% and Mizha Participações S.A. – 20%.

Purpose – UHE Jirau, with 3.750 MW* – in operation.

7 - Norte Brasil Transmissora de Energia

Shareholders – 1 – Eletrosul – 24.5%; 2 – Eletronorte 24.5%; 3 –Abengoa Concessões Brasil Holding S.A. – 51%

Purpose – LT Porto Velho/Araraquara, Section 02, 600KV* – in pre-operating stage.

8 – Fronteira Oeste

Shareholder – Eletrosul – 51%; CEEE-GT – 49%

Purpose - responsible for the construction, planning, installation, operation, exploration, and maintenance of electricity transmission installations from the base network of the National Interconnected System, specifically of the installations comprised of: LT 230 kV* Santo Ângelo - Maçambará, LT Pinhalzinho - Foz do Chapecó, C1, LT Pinhalzinho - Foz do Chapecó, C2, SE 230/138 kV* Pinhalzinho, 3 x 150 MVA, SE 230/138 kV* Santa Maria 3, 2 x 83 MVA (new patio), in the State of Rio Grande do Sul – in pre-operating stage.

9 - Amazônia Eletronorte Transmissora de Energia

Shareholders – 1 – Eletronorte 49%; 2 – Bimetal 26.99%; 3 – Alubar 10.76%; 4 – Linear 13.25%

Purpose - 2 transmission lines at 230 KV*, Coxipó / Cuiabá, with a length of 25 km*, and Cuiabá / Rondonópolis, with a length of 168 km – in operation.

10 - Intesa - Integração Transmissora de Energia

Shareholders – 1 – CHESF 12%; 2 – Eletronorte 37%; 3 – FIP 51%

Purpose - LT 500kV*, in the Colinas/Serra da Mesa 2 section, 3rd circuit – in operation.

11 – Energética Águas da Pedra

Shareholders – 1 – CHESF 24.5%; 2 – Eletronorte 24.5%; 3 – Neoenergia S.A. 51%

Purpose – UHE Rio Aripuanã 261KW* – in operation.

12 – Amapari Energia

Shareholders – 1 – Eletronorte 49%; 2 – MPX Energia 51%

Purpose – UTE Serra do Navio 23.33MW*

13 - Brasnorte Transmissora de Energia

Shareholders - 1 – Eletronorte 49.71%; 2 – Transmissora Aliança de Energia Elétrica S.A. – Taesa 38.70%; 3 – Bimetal Ind. e Com. de Produtos Metalúrgicos LTDA 11.62%

Purpose – LT Juba/Jauru 230 KV*, with length of 129 km; LT Maggi/Nova Mutum 230 KV*, with length of 273 km*; SE Juba, 230/130 KV* and SE Maggi, 230/138 KV* – in operation.

14 - Manaus Transmissora de Energia

Shareholders – 1 – Eletronorte 30%; 2 – CHESF 19.50%; 3- Abengoa Concessões Brasil Holding 50.50%

Purpose - LT Oriximiná/Itacoatiara, double circuit, 500KV*, with length of 374 km*, LT Itacoatiara/Cariri, double circuit, 500KV*, with length of 212 km*, Itacoatiara Substation at 500/230 KV*, 1,800MVA – in operation.

15 – Transleste

Shareholders – 1 - FURNAS 24%; 2 – Alusa 41%; 3 – Cemig 25%; 4 – EATE 10%

Purpose - LT Montes Claros/Irapé, 345 kV* – in operation.

16 - Transudeste

Shareholders – 1 – FURNAS 25%; 2 – Alusa 41%; 3 – Cemig 24%; 4 – EATE 10%

Purpose - LT Itutinga/ Juiz de Fora, 345 kV* – in operation.

17 – Transirapé

Shareholders – 1 – FURNAS 24.50%; 2 – Alusa 41%; 3 – Cemig 24.50%; 4 – EATE 10%

Purpose - LT Irapé / Araçuaí, 230 kV* – in operation.

18 – Chapecoense

Shareholders – 1 – FURNAS 40%; 2 - CPFL 51%; 3 - CEEE-GT 9%

Purpose – UHE Foz do Chapecó, Rio Uruguai, 855MW* – in operation.

19 - Serra do Facão Energia

Shareholders - 1 – FURNAS 49.47%; 2 - Alcoa Alumínio S.A. 34.97%, 3 - DME Energética S.A 10.09% e 4 - Camargo Corrêa Energia S.A. 5.46%.

Purpose - UHE Serra do Facão, 212.58 MW* – in operation.

20 - Retiro Baixo

Shareholders – 1 - FURNAS 49%; 2 – Orteng 25.5%; 3 - Arcadis Logos 25.5%

Purpose - UHE Retiro Baixo, 82 MW* – in operation.

21 - Baguari Energia

Shareholders – 1 – FURNAS 30.61%; 2- Cemig 69.39%

Purpose - UHE Baguari, 140 MW* – in operation.

22 - Centroeste de Minas

Shareholders – 1 – FURNAS 49%; 2 – Cemig 51%

Purpose - LT FURNAS/Pimenta (MG), 345 kV* – in operation.

23 – Santo Antonio Energia

Shareholders – 1 - FURNAS 39%; 2 - Odebrecht Investimentos 17.6%; 3 - Andrade Gutierrez Participações 12.4%; 4 – Cemig 10%; 5 - Fundos de Investimentos e Participações da Amazônia 20%; 6 - Construtora Norberto Odebrecht (1%).

Purpose - UHE Santo Antônio – in operation.

24 - IE Madeira

Shareholders – 1 – FURNAS 24.50%; 2 – CHESF 24.50%; 3 – CTEEP 31%

Purpose - LT Coletora Porto Velho/Araraquara, Section 01, with 2,375 km* – in operation.

25 - Inambari

Shareholders – 1 – FURNAS 19.60%; 2 – Eletrobras 29.40%; 3 – OAS 51%

Purpose – Construction of UHE Inambari (Peru) and of the exclusive-use transmission system, interconnecting Peru and Brazil, as well as import and export of goods and services - this project is suspended.

26 – Transenergia Renovável

Shareholders – 1 – FURNAS 49%; 2 –J. Malucelli 51%

Purpose - construction, installation, operation, and maintenance of electricity transmission line from the base network of the National Interconnected Electrical System Lot C.

27 - Norte Energia S.A.

Shareholders – 1 – Eletrobras 15.00%; 2 – CHESF 15%; 3 - Eletronorte 19.98%; 4 - Petros 10%; 5 - Others 4genebra 0.02%

Purpose – UHE Belo Monte, on the River Xingu – in pre-operating stage.

28 - Junco I, Junco II, Caiçara I, and Caiçara II Wind Farms

Shareholders: 1 - CHESF: 49%; 2 - French company Votalia: 51%.

Purpose: Purchase of energy from new wind generation projects. The Junco I and II plants, 30 MW* each, will be constructed in the municipality of Jijoca de Jirecoacoara, and the Caiçara I and II plants, 30 MW* and 21 MW*, respectively, will be constructed in the municipality of Cruz, in the State of Ceará, and will total 111 MW* of installed power - pre-operating stage.

29 - Extremoz Transmissora do Nordeste – ETN S.A.

Shareholders: 1 - CHESF 49%; 2 - CTEEP: Companhia de Transmissão de Energia Elétrica Paulista: 51%.

Purpose: construction, assembly, operation, and maintenance of electricity transmission installations for the Base Network of the National Interconnected System, specifically at LT Ceará Mirim – João Câmara III, CS, at 500 kV*, with 64 km*; LT Ceará Mirim II – Campina Grande III, CS, at 500 kV* with 201 km*; LT Ceará Mirim II – Extremoz II, CS, in 230 kV*, with 26 km*; LT Campina Grande III – Campina Grande II, CS, in 230 kV*, with 8.5 km*; LT Secc. J. Camara II/Extremoz/SE Ceará Mirim, CS, at 230 kV, with 6 km*; LT Secc. C. Grande II/Extremoz II, C1 and C2, CS, at 230 kV*, with 12.5 km*; SE João Câmara II, 500 kV*; SE Campina Grande III, 500/230 kV*; SE Ceará Mirim, 500/230 kV* – pre-operating stage.

30 - TDG – Transmissora Delmiro Gouveia S.A.

Shareholders: 1 - CHESF: 49%; 2 - ATP Engenharia Ltda.: 51%.

Purpose: Construction, installation, operation, and maintenance of electricity transmission installations for the São Luiz II transmission line, 230 Kv*, with length of 156 Km* – Maranhão, for substations Pecém III at 500/230 Kv* (3,600 MVA), and Aquiraz II, at 230/69 kV* (450 MVA*) - Ceará - in pre-operating stage.

31 - Pedra Branca, São Pedro do Lago e Sete Gameleiras

Shareholders: 1 - CHESF: 49%; 2 - Brennand Energia 51%.

Purpose: Contracting, in the regulated environment, of alternative sources of generation, in the energy availability modality, capacity to generate 30.0 MW* each, in operating stage.

32 - Interligação Elétrica Garanhuns S.A.

Shareholders: 1 - CHESF: 49%; 2 - CTEEP: Companhia de Transmissão de Energia Elétrica Paulista 51%.

Purpose: Construction, assembly, operation, and maintenance of electricity transmission installations, LT Luis Gonzaga – Garanhuns, at 500 kV*, with 224 km*; LT Garanhuns – Campina Grande III, at 500 kV*, with 190 km*; LT Garanhuns – Pau Ferro, at 500 kV*, with 239 km*; LT Garanhuns – Angelim I, at 230 kV*, with 13 Km*; SE Garanhuns, 500/230 kV*; SE Pau Ferro, 500/230 kV*, in pre-operating stage.

33 - Chuí

Shareholders: 1 - Eletrosul: 49%; 2 - Rio Bravo Investimentos: 51%.

Purpose: Wind generation, in pre-operating stage.

34 - Livramento

Shareholders: 1 - Eletrosul: 52.5%; 2 - Rio Bravo Investimentos: 41%; 3 - CTEEP: 6.5%.

Purpose: Wind generation, in operating stage.

35 - Santa Vitória do Palmar

Shareholders: 1 - Eletrosul: 49%; 2 - Rio Bravo Investimentos: 51%.

Purpose: Wind generation, in pre-operating stage.

36 - TSBE

Shareholders: 1 - Eletrosul: 80%; 2 - Copel: 20%.

Purpose: LT 230 Kv* - Nova Santa Rita - Camaquã 3 - LT 230 Kv* Camaquã 3 - Quinta; LT 525 Kv* Salto Santiago - Itá; LT 525 Kv* Itá - Nova Santa Rita, in pre-operating stage.

37 - TSLE

Shareholders: 1 - Eletrosul: 51%; 2 - CEEE: 49%.

Purpose: LT 525 Kv* Nova Santa Rita – Povo Novo; LT 525 Kv* Povo Nova - Marmeleiro; LT 525 Kv* Marmeleiro - Santa Vitória do Palmar. Sectioning of the LT 230 Kv* Camaquã 3. In pre-operating stage.

38 - Marumbi

Shareholders: 1 - Eletrosul: 20%; 2 - Copel: 80%.

Purpose: LT 525 Kv* Curitiba – Curitiba Leste (PR). In pre-operating stage.

39 - Costa Oeste

Shareholders: 1 - Eletrosul: 49%; 2 - Copel: 51%.

Purpose: LT 230 Kv* Cascavel Oeste - Umuarama (PR). In pre-operating stage.

40 - Teles Pires Participações

Shareholders: 1 - Eletrosul: 24.70%; 2 - Neoenergia: 50.60%; 3- FURNAS: 24.70%.

Purpose: Hydraulic generation, UHE Teles Pires, in pre-operating stage.

41 - Linha Verde Transmissora de Energia

Shareholder: 1 - Eletronorte: 49%; 2 - Abengoa Concessões Brasil Holding S.A.: 51%.

Purpose: LT Porto Velho - Samuel - Ariquemes - Ji-Paraná - Pimenta Bueno - Vilhena (RO), Jaurú (MT), with length of 987 Km*, 230 kV* – in pre-operating stage.

42 - Transmissora Matogrossense

Shareholder: 1 - Eletronorte: 49%; 2 - Alupar Investimentos S.A. - 46%; 3 - Mavi Engenharia e Construções Ltda. - 5%

Purpose: LT Jaurú - Cuiabá (MT), with length of 348 Km* and SE Jaurú, with 500 kV* – in operation.

43 - Construtora Integração

Shareholder: 1 - Eletronorte: 24.50%; 2 - Eletrosul: 24.50%; 3 - Abengoa Concessões Brasil Holding S.A.: 51%

Purpose: Company established for the construction of the project of Norte Brasil Transmissora de Energia S.A. - in operation.

44 - Transnorte

Shareholder: 1 - Eletronorte: 49%; 2 - Alupar Investimento S.A.: 51%

Purpose: LT Lechuga (AM) - Equador - Boa Vista (RR), with 500 kV* – in pre-operating stage.

45 - Brasventos Eolo Geradora Energia

Shareholder: 1 - Eletronorte: 24.50%; 2 - FURNAS: 24.50%; 3 - J. Malucelli: 51%

Purpose: Rei dos Ventos 1 Wind Park, with 58.5 MW* of installed capacity, located in the municipality of Galinhos, in Rio Grande do Norte - in pre-operating stage.

46 - Brasventos Miassaba 3 Geradora

Shareholder: 1 - Eletronorte: 24.50%; 2 - FURNAS: 24.50%; 3 - J. Malucelli: 51%

Purpose: Miassaba 3 Wind Park, with 68.5 MW* of installed capacity, located in the municipality of Macau, in Rio Grande do Norte - in pre-operating stage.

47 - Rei dos Ventos 3 Geradora

Shareholder: 1 - Eletronorte: 24.50%; 2 - FURNAS: 24.50%; 3 - J. Malucelli: 51%

Purpose: Rei dos Ventos 3 Wind Park, with 60.1 MW* of installed capacity, located in the municipality of Galinhos, in Rio Grande do Norte - in pre-operating stage.

48 - Luziana – Niquelândia Transmissora

Shareholders: 1 - FURNAS: 49%; 2 - State Grid Corporation of China: 51%.

Purpose: Transmission installations comprised of Niquelândia, with 230/69 kV* transformation - (3+1) x 10 MVA, and the Luziânia substation, with 500/138 kV* transformation - (3+1) x 75 MVA* – in pre-operating stage.

49 - Energia dos Ventos I a X

Shareholders: 1 - FURNAS: 49%; 2 - Alupar 50.99%; 3 - Companies maintaining the right to the studies: 0.01%.

Purpose: Concession for installation and exploration of 10 Wind Generation Plants and respective transmission installations. Wind Generation Stations, totaling 204.4 MW* installed, municipalities of Fortim and Aracatí - Ceará.

50 - Caldas Novas

Shareholders: 1 - FURNAS: 49.90%; 2 - Desenvix: 25.5%; 3 - Santa Rita: 12.525%; CEL Engenharia: 12.525%.

Purpose: Base Network Transmission Installations, comprised of Corumbá Substation, at 345/138 kV* - 150 MVA* - Caldas Novas - GO.

51 - Goiás Transmissão

Shareholders: 1 - FURNAS: 49%; 2 - Desenvix: 20%; 3 - J. Malucelli Energia: 31%.

Purpose: Construction, assembly, operation, and maintenance of the Rio Verde Norte - Trindade; Trindade - Xavantes; Trindade - Região Centro Oeste transmission lines.

52 - Madeira Energia S.A.

Shareholders: 1 - FURNAS: 39%; 2 - Odebrecht Energia: 18.6%; 3 - Andrade Gutierrez Participações S.A.: 12.4%; 4 - CEMIG: 10%; 5 - FIP: 20%.

Purpose: Construction and operation of UHE Santo Antônio- Porto Velho- RO.

53 - MGE Transmissão

Shareholders: 1 - FURNAS: 49%; 2 - Desenvix: 20%; 3 - J. Malucelli Energia: 31%.

Purpose: Construction, assembly, operation, and maintenance of the Mesquita – Viana 2 - Viana 2 - Viana, and SE Viana 2 transmission lines.

54 – Triângulo Mineiro

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

Purpose: Construction, assembly, operation, and maintenance of the Marimbondo II - Assis transmission line.

55 – Paranaíba

Shareholders: 1 – FURNAS: 24.50%; 2 – COPEL: 24.50%; 3 – State Grid: 51%.

Purpose: Construction, assembly, operation, and maintenance of the Barreiras II – Rio das Éguas – Luziânia – Pirapora transmission lines.

56 – Central Eólica Famosa I

Shareholders: 1 – FURNAS: 49%; 2 – PF Participações Ltda.: 51%.

Purpose: Famosa I Wind Park, with 22.5 MW* of installed capacity, located in the municipality of Tibau, Rio Grande do Norte.

57 – Central Eólica Pau Brasil

Shareholders: 1 – FURNAS: 49%; 2 – PF Participações Ltda.: 51%.

Purpose: Pau Brasil Park, with 15 MW* of installed power, located in the municipality of Icapuí, Ceará.

58 – Central Eólica Rosada

Shareholders: 1 – FURNAS: 49%; 2 – PF Participações Ltda.: 51%.

Purpose: Rosada Park, with 30 MW* of installed capacity, located in the municipality of Tibau, Rio Grande do Norte.

59 – Central Eólica São Paulo

Shareholders: 1 – FURNAS: 49%; 2 – PF Participações Ltda.: 51%.

Purpose: Rosada Park, with 17.5 MW* of installed power, located in the municipality of Icapuí, Ceará.

60 – Vale do São Bartolomeu

Shareholders: 1 – FURNAS: 39%; 2 – FIP Caixa Milão: 51%; 3 – CELG DT: 10%.

Purpose: Construction, assembly, operation, and maintenance of the Luziânia – Brasília Leste; Samambaia – Brasília Sul – Brasília Geral transmission lines.

61 – Punaú I

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

Purpose: 7 Wind Parks in the state of Rio Grande do Norte, totaling 132 MW*.

62 – Carnaúba I

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

63 – Carnaúba II

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

64 – Carnaúba III

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

65 – Carnaúba V

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

66 – Cervantes I

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

67 – Cervantes II

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

68 – Bom Jesus

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

69 – Cachoeira

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

70 – Pitimbu

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

71 – São Caetano I

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

72 – São Caetano

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

73 – São Galvão

Shareholders: 1 – FURNAS: 49%; 2 – FIP Caixa Milão: 51%.

74 – Companhia Energética Sinop S.A.

Shareholders: 1 – Eletronorte: 24.5%; 2 – CHESF: 24.5% and 3 - Abengoa: 51%.

Purpose: Construction, installation, operation, maintenance, and commercial exploration of the UHE SINOP - start of operations projected for 2018.

75 – Rouar S.A.

Shareholders: 1 – Eletrobras: 50%; 2 – UTE: 50%

Purpose: 1 Wind Park in Colônia, Uruguay.

76 – Belo Monte Transmissora de Energia S.A.

Shareholders: 1 – State Grid Brazil Holding (SGBH): 51%; 2 – FURNAS: 24.5%; 3 – Eletronorte: 24.5%.

Purpose: Construction and operation of the TL (2,902 km*) of the UHE Belo Monte at 800 Kv* – Xingu - PA and Estreito – MG converter stations.
Year of expiration: 2048

77 – Três Irmãos

Shareholders: 1 – FURNAS: 49.9%; 2 – Fundo de Investimento em Participações Constantinopla: 50.1%.

Purpose: UHE Três Irmãos - with 807.5 MW* of installed capacity and 217.5 MW* average physical guarantee, its electricity generation is intended for public utility concessionaires for electricity distribution in the National Interconnected System (SIN), using a quota system, pursuant to Law No. 12,783 - in operation.

78 – São Manoel

Shareholders: 1 – FURNAS: 33.33%; 2 – CWEI (Brasil) Participações: 33.34% and 3 - EDP do Brasil – 33,33%.

Purpose: UHE São Manoel will be located on the Teles Pires River, between the states of Pará and Mato Grosso, and will have installed power of 700 MW* - in pre-operating stage.

79 – Complexo Itaguaçu da Bahia (Itaguaçu da Bahia, Ventos de Santa Luiza, Ventos de Santa Madalena, Ventos de Santa Marcella, Ventos de Santa Vera, Ventos de Santo Antônio, Ventos de São Bento, Ventos de São Cirilo, Ventos de São José and Ventos de São Rafael)

Shareholders: 1 – FURNAS: 49%; 2 – Salus Fundo de Investimento: 49% and 3 - Casa dos Ventos Energia Renovável: 2%.

80 – Complexo Santo Sé II (Baraúnas I, Morro Branco I and Mussambê)

Shareholders: 1 – CHESF: 49%; 2 – Brennand Energia S.A.: 50.9% and 3 – Brennand Energia Eólica: 0.1%.

Purpose: With 29.7 MW* of installed capacity each, and with projected start of operations in September 2015 and duration of 35 years.

In pre-operating stage.

81 – Complexo Sento Sé III (Baraúnas II and Banda de Couro)

Shareholders: 1 – CHESF: 49%; 2 – Brennand Energia S.A.: 50.9% and 3 – Brennand Energia Eólica: 0.1%.

Purpose: With 29.7 MW* and 21.6 MW* of installed capacity, respectively, and with projected start of operations in May 2018 and duration of 20 years.

In pre-operating stage.

82 – Complexo Chapada do Piauí I (Ventos de Santa Joana IX, X, XI, XII, XIII, XV and XVI)

Shareholders: 1 – CHESF: 49%; 2 – Contour Global do Brasil Holding.: 36%; 3 – Salus – Fundo de Investimento em Participações: 14% and Ventos de Santa Joana Energias – 1%

Purpose: With 30 MW* of installed capacity each, and with projected start of operations in September 2015 and duration of 20 years.

In pre-operating stage.

83 – Complexo Chapada do Piauí II (Ventos de Santa Joana I, III, IV, V, VII and Ventos de Santo Augusto IV)

Shareholders: 1 – CHESF: 49%; 2 – Contour Global do Brasil Holding.: 36%; 3 – Salus – Fundo de Investimento em Participações: 14% and Ventos de Santa Joana Energias – 1% Purpose: With 30 MW* of installed capacity each, and with projected start of operations in January 2016 and duration of 20 years.

In pre-operating stage.

84 – Complexo Serra das Vacas (Serra das Vacas I - IV)

Shareholders: 1 – CHESF: 49%; 2 – Pec Energia: 51%

Purpose: With 30 MW* of installed capacity each, and with projected start of operations in January 2016 and duration of 20 years.

In pre-operating stage.

85 – Tamanduá Mirim 2 Energia S.A.

Shareholders: 1 – CHESF: 49%; 2 – Sequoia Capital: 51%

Purpose: Installation of UEE Tamanduá Mirim 2, with 23 MW* of power, with projected start of operations in May 2018 and duration of 20 years.

In pre-operating stage.

86 – Transenergia Goiás.

Shareholders: 1 – FURNAS: 89.91%; 2 – J.Malucelli: 10.09%

Purpose: LT 230kV* Serra da Mesa – Niquelândia – Barro Alto.

In operation.

87 – Transenergia São Paulo.

Shareholders: 1 – FURNAS: 49%; 2 – J.Malucelli: 51%

Purpose: 2 LT 500 kv* in the section from LT Campinas - Ibiúna and SE Itatiba 500/128 kv*.

In operation.

88 – Lago Azul Transmissora

Shareholders: 1 – FURNAS: 49.9%; 2 – Celg Geração e Transmissão: 50.1%

Purpose: LT 230kv* Barro Alto – Itapaci, C2.

In operation.

89 – Mata de Sta. Genebra Transmissora

Shareholders: 1 – FURNAS: 49.9%; 2 – Copel Geração e Transmissão: 50.1%

Purpose: LT 500kv* Itatiba – Bateias; LT 500kv* Araraquara 2 – Itatiba and LT 500kv* Araraquara 2 – Fernão Dias.

In operation.

90 – Energia Olímpica

Shareholders: 1 – FURNAS: 49.9%; 2 – Light S.A.: 50.1%

Object: Substation Vila Olímpica and two underground lines of 138 kV*.

Pre-operational.

(*) Information unaudited by independent auditors.

15.6 – Stocks in guarantee

Taking into consideration the fact that the Company has several pending judicial proceedings in which it stands as defendant (See Note 30), assets are offered in guarantee, in the appeals of these judicial proceedings, which represent 7.33% (6.58% on December 31, 2013) of the total investment portfolio, as follows:

12/31/2014
EQUITY INTERESTS	INVESTMENT VALUE	PERCENTAGE BLOCKED	BLOCKED INVESTMENT

CTEEP	927,814	95.70%	887,918
EMAE	265,552	100.00%	265,552
CESP	168,789	98.32%	165,953
AES TIETE	547,862	100.00%	547,862
COELCE	200,868	51.36%	103,166
CGEEP	27,199	100.00%	27,199
CEMAT	376,031	92.68%	348,506
CELPA	26,782	100.00%	26,782
CELPE	15,407	100.00%	15,407
CEEE - GT	449,336	100.00%	449,336
CEEE - D	7,476	100.00%	7,476
CELESC	61,897	96.26%	59,582
ENERGISA	85,353	90.29%	77,065
CEMAR	554,817	97.71%	542,112

SUBTOTAL	3,715,183		3,523,915

Other Investments	44,884,204		—

TOTAL	48,599,387	7.25%	3,523,915

NOTE 16 – FIXED ASSETS

The items under fixed assets relate primarily to infrastructure for electricity generation under non-extended concession, pursuant to the terms of Law 12,783/13.

The property that comprises the fixed assets of the Company, listed and identified as public utility concession assets, cannot be sold or given in guarantee to third parties.

Special Obligations (obligations relating to concessions) correspond to funds received from consumers with the purpose of contributing to the execution of the expansion projects necessary to meet electricity supply requests and are allocated to the corresponding projects. The assets acquired with the corresponding funds are recorded under the fixed assets of the Company, pursuant to the provisions established by ANEEL. By virtue of the nature of these contributions, they do not represent effective financial obligations, as they will not be returned to the consumers.

	12/31/2014
	Gross value	Accumulated depreciation	Obligations linked to the Concession	Impairment (b)	Net value
In service
Generation	44,736,190	(19,548,411)	(455,808)	(2,955,233)	21,776,738
Administration	2,396,287	(1,302,019)	(26,927)	—	1,067,341

	47,132,477	(20,850,430)	(482,735)	(2,955,233)	22,844,079

In progress
Generation	7,547,759	—	—	—	7,547,759
Administration	713,710	—	—	—	713,710

	8,261,470	—	—	—	8,261,470

	55,393,947	(20,850,430)	(482,735)	(2,955,233)	31,105,549

	12/31/2013 Revised (a)
	Gross value	Accumulated depreciation	Obligations linked to the Concession	Impairment (b)	Net value
In service
Generation	43,160,587	(18,396,555)	(460,289)	(2,699,425)	21,604,318
Administration	2,112,331	(1,179,851)	(28,212)	—	904,268

	45,272,917	(19,576,405)	(488,501)	(2,699,425)	22,508,586

In progress
Generation	7,059,539	—	—	—	7,059,539
Administration	679,380	—	—	—	679,380

	7,738,919	—	—	—	7,738,919

	53,011,837	(19,576,405)	(488,501)	(2,699,425)	30,247,505

	01/01/2013 Revised (a)
	Gross value	Accumulated depreciation	Obligations linked to the Concession	Impairment (b)	Net value
In service
Generation	38,863,207	(17,156,637)	(492,702)	(1,803,142)	19,410,726
Administration	2,139,463	(1,130,055)	—	—	1,009,408

	41,002,670	(18,286,691)	(492,702)	(1,803,142)	20,420,134

In progress
Generation	8,808,361	—	—	—	8,808,361
Administration	486,352	—	—	—	486,352

	9,294,713	—	—	—	9,294,713

	50,297,383	(18,286,691)	(492,702)	(1,803,142)	29,714,848

(a)	See note 3.29, Review of Financial Statements, for further information.

(b)	See note 19, Impairment of long-term assets, and note 41, Operating Provisions, for further information.

Adjustments in fixed assets

	Balance on 12/31/2013 Revised	Additions	Transfer progress/service	Disposals	Investigation Findings (b)	Subsidiary Acquisition (c)	Balance on 12/31/2014
Generation / Commercialization
In service	41,832,824	2,694	1,549,753	80,796	—	—	43,466,067
Commercial Leasing	1,327,763	—	—	(57,640)	—	—	1,270,123
Accumulated depreciation	(18,396,555)	(1,190,061)	(5,887)	44,092	—	—	(19,548,411)
In progress	7,059,539	2,594,000	(1,798,121)	(112,532)	(195,127)	—	7,547,759
Provision for recovery of assets (impairment)	(2,699,425)	(731,552)	22,273	321,028	132,443	—	(2,955,233)
Special Obligations Linked to the Concession	(460,289)	—	—	4,481	—	—	(455,808)

	28,663,857	675,081	(231,982)	280,225	(62,684)	—	29,324,497

Administration
In service	2,112,331	111,902	87,572	(31,768)	—	116,251	2,396,287
Accumulated depreciation	(1,179,851)	(148,973)	(20,889)	47,693	—	—	(1,302,019)
In progress	679,380	93,262	(78,532)	(12,601)	—	32,201	713,710
Special Obligations Linked to the Concession	(28,212)	—	—	2,927	—	(1,642)	(26,927)

	1,583,648	56,191	(11,849)	6,251	—	146,810	1,781,051

TOTAL	30,247,505	731,272	(243,831)	286,476	(62,684)	146,810	31,105,549

	Balance on 01/01/2013 Revised (a)	Additions	Transfer progress/service	Disposals	Impairment	Depreciation	Balance on 12/31/2013 Revised (a)
Generation / Commercialization
In service	37,524,420	224,330	4,121,201	(37,127)	—	—	41,832,824
Accumulated depreciation	(17,156,637)	—	—	—	—	(1,239,918)	(18,396,555)
In progress	8,808,361	2,490,820	(4,158,791)	(80,851)	—	—	7,059,539
Commercial Leasing	1,338,787	—	—	—	—	(11,024)	1,327,763
Provision for recovery of assets (impairment)	(1,803,142)	—	—	—	(896,283)	—	(2,699,425)

	28,711,789	2,715,150	(37,590)	(117,978)	(896,283)	(1,250,942)	29,124,146

Administration
In service	2,139,463	18,580	76,702	(122,415)	—	—	2,112,331
Accumulated depreciation	(1,130,055)	—	—	—	—	(49,796)	(1,179,851)
In progress	486,352	302,497	(102,026)	(7,443)	—	—	679,380

	1,495,761	321,077	(25,324)	(129,858)	—	(49,796)	1,611,860

(-) Special Obligations Linked to the Concession
Accumulated Reintegration	19,697	—	—	—	—	—	19,697
Federal Government Participation	(177,802)	—	—	2,835	—	—	(174,967)
Federal Government, States and Municipality Participation	(19,389)	—	—	—	—	—	(19,389)
Amortization Reserves	(81,998)	—	—	—	—	—	(81,998)
Others	(233,210)	(2,997)	—	—	—	4,363	(231,844)

	(492,702)	(2,997)	—	2,835	—	4,363	(488,501)

TOTAL	29,714,848	3,033,230	(62,914)	(245,001)	(896,283)	(1,285,351)	30,247,505

(a)	See note 3.29, Review of Financial Statements, for further information

(b)	See note 4 - IX, Risks related to compliance with laws and regulations

(c)	Acquisition of subsidiary (See Note 42)

Average rate of depreciation and accumulated depreciation:

	12/31/2014		12/31/2013 Revised (a)		01/01/2013 Revised (a)
	Average rate of depreciation	Accumulated depreciation	Average rate of depreciation	Accumulated depreciation	Average rate of depreciation	Accumulated depreciation
Generation
Hydraulic	2.58%	13,412,515	2.46%	12,445,776	2.51%	11,923,482
Nuclear	3.33%	3,701,375	3.33%	3,356,493	0.08%	3,080,265
Thermal	3.69%	2,350,124	2.43%	2,493,879	3.08%	2,076,971
Wind	6.88%	62,051	4.00%	42,990	4.00%	21,749
Commericalization	3.15%	22,346	3.15%	57,417	2.29%	54,170

		19,548,411		18,396,555		17,156,637

Administration	7.78%	1,302,019	7.28%	1,179,851	6.76%	1,130,055

		1,302,019		1,179,851		1,130,055

Total		20,850,430		19,576,406		18,286,692

(a) See note 3.29, Review of Financial Statements, for further information.

NOTE 17 - FINANCIAL ASSETS - CONCESSIONS AND ITAIPU

	12/31/2014	12/31/2013
Transmission Concessions
Financial Assets Annual Permitted Revenue	8,769,660	8,245,051
Financial Assets - Indemnifiable Concessions (*)	8,253,130	6,476,898

	17,022,790	14,721,949
Distribution Concessions
Financial Assets - Indemnifiable Concessions	7,495,755	5,247,686
Part A Amounts Receivable and Other Financial Items III	740,257	—

	8,236,012	5,247,686
Generation Concessions
Financial Assets - Indemnifiable Concessions (*)	1,811,630	1,483,539

	1,811,630	1,483,539

	27,070,432	21,453,174

Financial Assets Itaipu (item I)	5,336,351	3,418,865

	5,336,351	3,418,865

Total financial assets	32,406,783	24,872,039

Financial Assets - Current	3,437,521	1,168,002
Financial Assets - Non current	28,969,262	23,704,037

Total financial assets	32,406,783	24,872,039

(*)	The amounts relating to the concessions extended under the terms of Law 12.783/2013 not yet approved by the Granting Authority are shown under note 2.1.

I - Financial Assets of Itaipu

	12/31/2014	12/31/2013

Accounts Receivable	1,997,498	2,369,637
Reimbursement rights	1,184,475	984,210
Energy Suppliers - Itaipu	(2,648,864)	(1,457,677)
Reimbursement obligations	1,854,513	(1,136,737)

Total current assets	2,387,622	759,433

Accounts Receivable	1,007,361	790,448
Reimbursement rights	5,468,642	4,977,321
Reimbursement obligations	(3,527,274)	(3,108,337)

Total non-current assets	2,948,729	2,659,432

Total assets	5,336,351	3,418,865

The effects of establishing the Itaipu financial assets are shown above and are detailed as follows:

a - Values Resulting from Commercialization of Binational Itaipu Electricity

a.1 - Adjustment factor

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

The balance resulting from the adjustment factor of Itaipu Binational, included under Financial Assets, presented in Noncurrent Assets, totals R$ 5,468,642 on December 31, 2014, equal to US$ 2,058,822 (December 31, 2013 - R$ 4,977,321, equal to US$ 2,125,244), of which R$ 3,527,274, equal to US$ 1,327,940, will be transferred to the National Treasury through 2023, as a result of the debt assignment operation performed between the Company and the National Treasury, in 1999.

These values will realized by their inclusion in the rate of transfer to be used through 2023.

a.2 - Commercialization of electricity

Law 10,438 of April 26, 2002, attributed to the Company the responsibility for acquisition of all of the electricity produced by Itaipu Binational to be consumed in Brazil, becoming seller of that electricity.

In this manner, the equivalent of 132,506 GWh* (134,839 GWh* in 2013) was sold during 2014, while the power supply rate (purchase) used by Itaipu Binational is US$ 22.60/kW*, and the rate of transfer (sale) is US$ 26,05/KkW* (US$ 26.08/kW* in 2013).

The result of commercialization of the Itaipu Binational electricity, pursuant to the terms of Decree 4,550 of December 27, 2002, observing the amendments introduced under Decree 6,265 of November 22, 2007, is allocated as follows:

1) if positive, it must be allocated, by proportional rating, to the individual consumer, as a credit applied to the energy bills of consumers in the National Interconnected Electrical System under residential and rural categories, with monthly consumption less than 350 kWh*.

2) if negative, it is incorporated by ANEEL in calculating the rate of transfer of power contracted in the year after the result.

This commercialization operation does not impact the Company’s earnings, while pursuant to current regulations, a negative result represents an unconditional right to receipt, and if negative, an effective obligation.

In 2014, there was a deficit in this activity of R$ 3,242,451 (R$ 85,649 deficit on December 31, 2013), the resulting obligation having been included under financial assets.

b - Periodic Rate Revisions

The distributors controlled by Eletrobras, during the 2013 fiscal year, underwent the Third Cycle of Rate Revisions process (3RTP, 3rd Cycle).

The rate revision process seeks to reposition rates and compensation for cautious investments. For calculation of the rate repositioning, ANEEL defines: the efficient operating costs, based on updated operating costs as determined in the last cycle, cautious investments, which comprise the Regulatory Compensation Base, the level of regulatory losses to be passed on to consumer and unmanageable costs.

As a result of this revision, ANEEL declared that the total value of the Regulatory Compensation Base (BRR) for the purposes of the 3rd Rate Revision Cycle for the distributors of the Company: Amazonas Energia - R$ 1,461,655, Ceron – R$ 374,753, Cepisa – R$ 317,736, Eletroacre – R$ 218,033, Ceal – R$ 443,837 and Boa Vista – R$ 142,272.

In the 2014 fiscal year, ANEEL approved the Rate Adjustment for distributors, also establishing the Rates of Use of the Distribution Systems (TUSD)

II - Financial Assets - Public utility electricity concession

The financial assets - concession header, in the amount of R$ 27,070,432 (December 31, 2013 - R$ 21,453,174) relates to the realizable financial assets held by the companies from the Eletrobras System, in the distribution concessions, calculated by applying the mixed model, and in generation and transmission concessions, by application of the financial model, both as established in IFRIC 12.

(*) Unaudited

III - Amounts receivable from Parcel A and other financial items

On November 25, 2014, ANEEL decided to add the concession and permit agreements of the Brazilian electricity distribution companies, incorporating the balances of the receivables from Parcel A and other financial items in calculation of indemnity, when the concession expires. The aforementioned event requires that the balance be recorded of any differences from Parcel A and other financial components not yet recovered or liquidated.

12/31/2014
CURRENT ASSETS
a. Parcela A - CVA	415,751
b. Other financial items	191,233

606,984

NON CURRENT ASSETS
a. Parcela A - CVA	111,736
b. Other financial items	124,073

235,809

CURRENT LIABILITIES
a. Parcela A - CVA	44,310
b. Other financial items	52,553

96,863

NON CURRENT LIABILITIES
a. Parcela A - CVA	5,673

5,673

Total receivable from Parcela A and other financial items	740,257

a) Parcel A Variation Compensation Account - CVA

Joint Ministerial Directive of the Ministers of Treasury and Mines and Energy No. 25 of January 24, 2002, established the “Parcel A” Variation Compensation Account - CVA, with the purpose of recording the variations in cost, negative and positive, occurred in the period between annual rate adjustments, with respect to the items established in the electricity distribution concession agreements.

These variations are calculated based on the difference between the expenses effectively incurred and the expenses estimated at the time the rate is established in the annual rate adjustment. The values considered in the CVA undergo monetary adjustment based on the SELIC rate.

The totals recorded under current assets and liabilities relate to values already approved by ANEEL upon completion of the rate adjustment in December 2014, and the totals recorded under noncurrent assets and liabilities represent an estimate of the CVA to be approved at the next rate adjustment (December 2015).

b) Other financial items

•	Distribution System Usage Agreement - CUSD (contrato de uso do sistema de distribuição) financial adjustment - in adherence with the provisions from Article 7 of the Joint Ministerial Directive No. 25/2002;

•	Neutrality of Sector Charges - this refers to calculation of the monthly differences between the values of each item from sector charges in the period of reference and the respective amounts included in the previous process;

•	Exposure to Price Differences between Sub-markets - this refers to the rating of financial risks resulting from price differences between sub-markets, pursuant to Article 28 of Decree No. 5,163/2004.

•	Energy Overcontracting Transfer/Short-term Market Exposure - pursuant to REN No. 255/2007, as amended by REN No. 305/2008 and 609/2014, and in accordance with the criteria established in Dispatch No. 4,225/2013;

•	Eletronuclear Differential - corresponds to the difference between the rate used and the rate of reference between FURNAS and Eletronuclear, as established by Law No. 12,111/2009.

•	Other - corresponds to the sum of all other values recorded by ANEEL as Financial Guarantees in regulated energy contracting (CCEAR), DIC/FIC compensation transfer, and others.

NOTE 18 - INTANGIBLE ASSETS

	BALANCE ON 12/31/2013	ADDITIONS	DISPOSALS	TRANSFERS COST /SERVICE	SUBSIDIARY ACQUISITION*	BALANCE ON 12/31/2014
Related to Concession - Generation	172,777	(52,569)	14,884	365,193	—	500,285

In service	69,386	(72,144)	16,652	410,632	—	424,526

Intangible Assets	503,573	—	(5,193)	404,340	—	902,720
Accumulated amortization	(405,854)	(72,144)	—	43,399	—	(434,599)
Special obligations	(28,333)	—	—	13,300	—	(15,033)
Impairment	—	—	21,845	(50,407)	—	(28,562)

In progress	103,391	19,575	(1,768)	(45,439)	—	75,759

Intangible Assets	118,086	19,575	(1,768)	(39,632)	—	96,261
Special obligations	(14,695)	—	—	—	—	(14,695)
Impairment	—	—	—	(5,807)	—	(5,807)

Related to Concession - Distribution	220,077	(213,998)	65,730	182,822	103,160	357,791

In service	90,884	(237,636)	(8,594)	274,666	91,659	210,979

Intangible Assets	1,478,117	1,729	(54,245)	214,153	125,165	1,764,919
Accumulated amortization	(1,061,958)	(252,262)	7,260	(162,378)	—	(1,469,338)
Special obligations	(280,405)	—	22,922	207,397	(33,506)	(83,592)
Impairment	(44,870)	12,897	15,469	15,494	—	(1,010)

In progress	129,193	23,638	74,324	(91,844)	11,501	146,812

Intangible Assets	154,296	20,218	1,790	(22,649)	11,501	165,156
Special obligations	(22,693)	—	(156)	3,495	—	(19,354)
Impairment	(2,410)	3,420	72,690	(72,690)	—	1,010

Related to Concession - Transmission	7,359	(3,825)	—	1,024	—	4,558

In service	2,252	(32)	—	1,013	—	3,233

Intangible Assets	2,552	—	—	1,013	—	3,565
Accumulated amortization	(300)	(32)	—	—	—	(332)

In progress	5,107	(3,793)	—	11	—	1,325

Intangible Assets	5,107	(3,793)	—	11	—	1,325
					—	—

Not Related to the Concession (Other Intangible Assets)	388,369	116,461	(1,871)	(222)	—	502,737

Administration
In service	637,973	149	—	127,435	—	765,557
Accumulated amortization	(342,318)	(58,970)	(2,005)	(17,043)	—	(420,336)
Impairment	—	2,733	—	(45,328)	—	(42,595)
In progress	126,550	75,375	153	(60,595)	—	141,483
Others(1)	(33,836)	97,174	(19)	(4,691)	—	58,628

Total	788,582	(153,931)	78,743	548,817	103,160	1,365,371

*	Acquisition of subsidiary (See Note 42)
(1)	The Company recognized R$ 97,174 as a premium from the business acquisition (see Note 42).

	BALANCE ON 12/31/2012	ADDITIONS	DISPOSALS	IMPAIRMENT	AMORTIZATION	TRANSFERS COST /SERVICE	BALANCE ON 12/31/2013
Related to Concession - Generation	669,007	29,256	(749)	—	(147,061)	(377,676)	172,777

In service	567,706	11,457	(749)	—	(147,061)	(361,967)	69,386

Intangible Assets	841,268	11,457	(749)	—	—	(361,771)	490,205
Accumulated amortization	(217,156)	—	—	—	(147,061)	—	(364,217)
Special obligations	(56,406)	—	—	—	—	(196)	(56,602)
Impairment	—	—	—	—	—	—	—

In progress	101,301	17,799	—	—	—	(15,709)	103,391

Intangible Assets	116,053	17,904	—	—	—	(15,871)	118,086
Special obligations	(14,752)	(105)	—	—	—	162	(14,695)
Impairment	—		—		—	—	—

Related to Concession - Distribution	190,555	42,576	(61,051)	256,210	(33,138)	(175,075)	220,077

In service	134,022	(92)	(61,051)	174,694	(34,131)	(122,558)	90,884

Intangible Assets	1,761,894	61	(162,901)	—	—	(131,329)	1,467,725
Accumulated amortization	(1,033,561)	—	—	—	(34,131)	—	(1,067,692)
Special obligations	(387,669)	(153)	101,850	—	—	5,567	(280,405)
Impairment	(206,642)	—	—	174,694	—	3,204	(28,744)

In progress	56,533	42,668	—	81,516	993	(52,517)	129,193

Intangible Assets	165,912	44,460	—	—	—	(56,076)	154,296
Special obligations	(25,453)	(1,792)	—	—	993	3,559	(22,693)
Impairment	(83,926)		—	81,516	—	—	(2,410)

Related to Concession - Transmission	—	8,113	(454)	—	(300)	—	7,359

In service	—	—	(454)	—	(300)	3,006	2,252

Intangible Assets	—	—	(454)	—	—	3,006	2,552
Accumulated amortization	—	—	—	—	(300)	—	(300)

In progress	—	8,113	—	—	—	(3,006)	5,107

Intangible Assets	—	8,113	—	—	—	(3,006)	5,107
							—

Not Related to the Concession (Other Intangible Assets)	345,001	77,264	(316)	—	(34,690)	1,108	388,369

Administration
In service	597,655	21,530	(322)	—	—	19,110	637,973
Accumulated amortization	(287,628)	—	—	—	(34,690)	—	(322,318)
In progress	68,818	55,734	—	—	—	(18,002)	106,550
Others	(33,844)	—	6	—	—	—	(33,836)

Total	1,204,563	157,209	(62,570)	256,210	(215,189)	(551,643)	788,582

Intangible assets are primarily amortized during the concession period.

NOTE 19 – IMPAIRMENT OF LONG-LIVED ASSETS

The Company estimated the recoverable value of its long-lived assets based on the value in use, considering that there is no active market for the infrastructure related to the concession. The value in use is appraised based on the present value of the estimated future cash flow.

The values allocated to the assumptions represent evaluation by the Company Management regarding future trends in the electricity sector and are based both on external sources of information and historic data. The cash flow was projected based on the operating results and projections of the Company until the end of the concession. When the need is identified to establish a provision to reduce the recoverable value of long-term assets, this provision is recorded in the period results under Operating Provisions.

The following assumptions were considered:

a) Growth compatible with historic data and growth perspectives on the Brazilian economy;

b) Discount rate (after tax) specific for each segment: 6.69% for generation, 6.57% for transmission, and 6.14% for distribution (6.80% for generation, 6.45% for transmission, and 6.61% for distribution in 2013) obtained using the methodology generally applied by the market, taking into consideration the average weighted cost of capital;

c) For the Angra 3 Plant, due to its special financing characteristics, the discount rate used was 4.51% (5.60% in 2013);

d) The Company treated all of its projects as independent cash-generating units.

Analysis determined the need to establish provision for losses in the following projects in 2014:

a) Eletrosul - In 2014, the Company reversed R$ 38,127 of the provision for impairment in the generation segment, and R$ 19,483 in the transmission segment, resulting in a balance of R$ 490,898 (R$ 548,508 in 2013).

b) Amazonas Energia (distribution segment) – The Company reversed a provision for impairment of the regulatory remuneration base – BRR (base de remuneração regulatória) in the amount of R$ 374,581 in the fiscal year (established provision of R$ 332,871 in 2013).

c) FURNAS - In 2014, the Company recorded impairment on the UHE Batalha for a total of R$ 26,288, due to the increase in the cash flow discount rate, and reversed R$ 73,513 from the provisions for impairment of the UHE Simplício due to the perspective on cost reductions with personnel, materials, services, etc., in addition to the significant reduction in Energy Purchasing foreseen for the coming years. In this manner, the Company had a balance of provision for impairmtnet totaling R$ 1,010,463 (R$ 1,060,332 in 2013).

d) Eletronorte - A provision was recorded in 2014 for impairment valued at R$ 150,554, relating to Transmission assets; and a provision for impairment of R$ 79,944 regarding generation assets was reversed.

e) Eletronuclear - Impairment was recorded for the Angra 3 Plant at a value of R$ 428,035 in the 2014 fiscal year (R$ 523,509 in 2013) due primarily to the delay in construction and works; because of the special financing characteristics, the discount rate for Angra 3 was 4.51% annually.

f) CGTEE - The provision for impairment was reversed at a value of R$ 87,295 in the fiscal year for fixed assets of the UTE Candiota II (Phase B) at a discount rate of 6.69% annually, resulting in a balance of R$ 35,412 (R$ 122,707 in 2013).

g) CHESF - In the fiscal year, the Company conducted impairment testing, for its cash-generating units. Based on this testing, the Company recorded a provision for losses for the non-recoverable value of the transmission assets, at a value of R$ 323,316 (R$ 638,206 in 2013), and recorded a provision for losses relating to the non-recoverable value of generation assets at a value of R$ 119,881.

h) Eletroacre - The last calculation of New Replacement Value (VNR) resulted in a reversal of the provision for impairment of the financial assets at a total of R$ 4,873.

i) Cepisa - The subsidiary recorded in its results a provision for impairment of financial assets at a value of R$ 10,567.

j) Ceal – The subsidiary recorded in its results a provision for impairment of financial assets at a value of R$ 13,960.

k) Ceron – The subsidiary reversed R$ 3,742 from its impairment provision on financial assets.

l) Boa Vista – The subsidiary reversed R$ 1,980 from its impairment provision on financial assets.

Losses from impairment in the results by segment are as follows:

	12/31/2014
	Administration	Generation	Transmission	Distribution	Total
Fixed assets	—	267,857	—	—	267,857
Intangible assets	—	(16,038)	—	(88,159)	(104,197)
Financial assets	—	83,675	454,387	(320,345)	217,717
Onerous contract	—	—	—	(295,259)	(295,259)
Tax credit	—	(83,149)	—	—	(83,149)
Investments	13,935	—	—	—	13,935

Total	13,935	252,345	454,387	(703,763)	16,904

	12/31/2013
	Generation	Transmission	Distribution	Total
Fixed assets	896,284	—	—	896,284
Intangible assets	—	—	(256,210)	(256,210)
Financial assets	(201,282)	775,490	1,324,252	1,898,460
Onerous contract	—	—	15,867	15,867
Tax credit	—	—	(92,528)	(92,528)

Total	695,002	775,490	991,381	2,461,873

	12/31/2012
	Generation	Transmission	Distribution	Total
Fixed assets	966,934	—	—	966,934
Intangible assets	—	—	(522)	(522)
Tax credit	—	—	92,528	92,528

Total	966,934	—	92,006	1,058,940

NOTE 20 – SUPPLIERS

	12/31/2014	12/31/2013
CURRENT
Goods, Materials, and Services	5,027,213	6,572,112
Energy Purchased for Resale	1,958,150	960,503
CCEE - Short-term energy	503,771	207,963

	7,489,134	7,740,578

NON- CURRENT
Goods, Materials, and Services	128,541	185,235
Energy Purchased for Resale	9,918,826	606,058

	10,047,367	791,293

	17,536,501	8,531,871

In 2014, the increase in the balance of suppliers refers mainly to three Private Debt Acknowledgment Instruments and respective payment plan signed with Petrobras Distribuidora S/A by the subsidiary Amazonas Energia, for the supply of petroleum derivatives, signed on 12/31/2014, in the sums of i) R$ 3,257,366; ii) R$ 2,925,921; and iii) R$ 1,018,441. The instruments will be amortized in 120 (one hundred twenty) successive monthly payments, at the daily prorated variation, considered from the date of signing of the contract until the date of its maturation, where the first payment will be due on 02/20/2015, and the last on 01/30/2025.

In September, 2014, the subsidiary Eletronorte performed a purchase and sale of energy on the short-term market, acquiring 200 MW mean until December, 2014. An expense of R$ 486,062 was recorded that year, for the main price of the contract signed with BTG Pactual Comercializadorad e Energia Ltda., for payment starting in 2016.

20.1 Auction for the purchase and sale of energy as a swap

In September, 2014, the subsidiary made a public offer to buy and sell electricity by means of a swap, to cover the purchase/use/sale needs of Eletronorte (own use). The winner of the auction was BTG Pactual Comercializadora de Energia Ltda., the only bidder. In this operation, the subsidiary bought electricity at a maximum prestablished price before the auction began, and committed to sell the energy also at a prestablished price, as per the following summary:

•	Supply of energy by the SELLER

Period of supply: August 1, 2014 to December 31, 2014.

Energy contracted: 200 mW mean (two hundred megawatts mean).

Maximum price: R$ 720.00/MWh (seven hundred twenty reals per MWh)

•	Supply of Energy by ELETRONORTE

Period of supply: January 10, 2016 to December 31, 2018.

Energy contracted: 141 mW mean (one hundred forty one megawatts mean).

Price: R$ 162.60/MWh (one hundred sixty two reals and sixty cents per MWh.

For this operation, there will be no disbursement or any transfer of financial resoruces, that is only energy will be exchanged for the contracted prices, as established in the auction, except for the payment of taxes. The energy contracted will be invoiced monthly, by invoices issued as per current legislation.

The physical energy being swapped in this contract for the purchase and sale of energy is equivalent to the following monetary amounts, which must be recorded in the accounting records:

PURCHASE OF ENERGY BY ELETRONORTE

Period	MWh	R$/MHw	Price
August to December 2014	734,200	662,03	486,062
Financial fees			116,999

Total			603,061

SALE OF ENERGY BY ELETRONORTE

Period	MWh	R$/MHw	Price
January to December 2016	1,238,544	162.60	201,387
January to December 2017	1,235,160	162.60	200,837
January to December 2018	1,235,160	162.60	200,837

Total	3,708,864	162.60	603,061

The operation is similar to financing for the Company, where the electrical energy being bought is financed, and payment is made by future delivery of electricity. Considering the monetary amounts resulting from the physical volumes of electricity bought and sold on the basis of this swap, the difference between those amounts, R$ 116.9 million as shown in the above charts, is a financial charge that must be prorated throughout the term of financing (beginning in August, 2014 and ending in December, 2018). This financial charge as it is, explicit and negotiated between the parties, is compatible with market rates.

The purchase and sale operations are recorded separately (but not independently) when the purchase is effectively made (affecting liabilities and expenses throughout 2014) and when the sale is effectively made (affecting accounts receivable and income from 2016 to 2018).

The negotiated price for the purchase of energy already reflects current value, since it is done based on current prices, and as such, financial fees will be added to the liabilities over time, and as the billing is earned with the sale of electrical energy, the “accounts payable” and “accounts receivable” will be offset as amortization.

The buying and selling price agreed to in contract between the subsidiary and BTG Comercializadora are considered the fair values of the respective transactions, since they occurred between independent parties and in “unforced” conditions (auction held by tender).

The auction had six interested bidders: Brasil Comercializadora de Energias, BTG Pactual, Cemig, Delta Energia, COPEN Energia, and Cesp. After evaluating the registration documents as set out in the tendering documents, three proponents were validated: BTG Pactual, Cemig and Cesp. The auction was held on September 03, 2014, and only BTG Pactual submitted a proposal.

NOTE 21 – ADVANCES FROM CLIENTS

	12/31/2014	12/31/2013
CURRENT
Advanced electricity sale - ALBRAS	52,813	48,910
Customer advances - PROINFA	448,759	462,672

	501,572	511,582

NON-CURRENT
Advanced electricity sale - ALBRAS	718,451	776,252

	718,451	776,252

TOTAL	1,220,023	1,287,834

I – ALBRÁS

The subsidiary Eletronorte sold electricity to ALBRÁS in 2004 for supply during a 20-year period, at an average 750 MW/month, through December 2006, and an average 800 MW/month from January 2007 to December 2024, using the UHE Tucuruí balance rate as a parameter, plus an added premium, calculated based on the price of aluminum on the London Metal Exchange (LME) in England. This price establishment became an embedded derivative (See Note 43).

Based on these conditions, Albras made advance purchase of electricity credits, with advance payment of R$ 1,200,000, which was established as a credit, in MW, of an average 43 MW/month from June 2004 to December 2006 and average 46 MW/month from January 2007 to December 2024, to be amortized during the period of supply, in monthly portions expressed in those average MW, according to the rate current in the billing month, as detailed below:

CLIENT	Contract Date		Volume in Average Megawatts (MW)
	Start	End
Albrás BHP	01/07/2004 01/07/2004	12/31/2024 12/31/2024	750 until 12/31/2006 and 800 beginning on 01/01/2007 from 353,08 to 492

The position and movement of this liability are demonstrated as follows:

YEAR	AMOUNT RELEASED	AMORTIZATIONS MADE	GAINS	BALANCE	CURRENT	NON CURRENT
12/31/2014	1,200,000	(408,237)	(20,499)	771,264	52,813	718,451
12/31/2013	1,200,000	(356,707)	(18,131)	825,162	48,910	776,252

II - PROINFA

PROINFA, established by Law 10,438/2002 and amendments thereto, has the purpose of diversifying the Brazilian energy matrix with the use of renewable energy sources, through economic leveraging of available resources and applicable technologies.

The Company ensures the purchase of the electricity produced during the 20-year period, beginning in 2006, and transfers this energy to the distribution concessionaires, free consumers, and independent producers, excluding low-income consumers, in the proportion of their consumption.

The distribution and transmission concessionaires pay to the Company the value of energy in shares, equal to the cost corresponding to the interest held by captive consumers, free consumers, and independent producers connected to their installations, monthly, in the month prior to that of the energy consumption.

The operations relating to the purchase and sale of energy in the context of PROINFA do not affect the results of the Company.

NOTE 22 – LOANS AND FINANCING

I) Global Reversion Reserve (RGR)

The Company is authorized to withdraw resources from the RGR, applying them in the granting of funding earmarked for expansion of the Brazilian electric sector, improvement of the service and in the realization of the programs of the Federal Government.

In this manner, the company takes resources from the RGR, acknowledging a debt to this Fund, and applies specific investment projects, financed by it, which have as their objective:

a) expansion of electricity distribution services;

b) incentive for alternative sources of electric energy;

c) studies of inventory and feasibility of utilization of hydraulic potentials;

d) deployment of power generating plants up to 5,000 kW, intended solely for public service in populated communities served by an isolated electrical system;

e) efficient public lighting;

f) electrical energy conservation by improving the quality of products and services;

g) universalization of access to electricity.

Eletrobras will pay back the resources withdrawn from the RGR and used in granting loans to companies of the Brazilian electric sector, with interest of 5% per annum. On December 31, 2014, the balance of resources taken from the Fund totaled R$ 7,421,796 (December 31, 2013 - R$ 8,401,683), included under the item loans and financing, liabilities.

The resources that make up the RGR Fund are not part of these statements, constituting a separate entity in relation to the Company.

Composition of loans and financing:

	12/31/2014
	CURRENT CHARGES		PRINCIPAL
	Avg. Rate	Value	CURRENT	NON CURRENT
Foreign Currency
Financial Institutions

Inter-American Development Bank - IDB	4.40%	2,011	59,447	444,382
Corporación Andino de Fomento - CAF	2.25%	7,802	764,924	1,058,960
Kreditanstalt fur Wiederaufbau - KFW	2.73%	15	—	191,173
Eximbank	2.00%	805	48,797	121,985
BNP Paribas	1.17%	196	91,988	590,238
Others		1,709	18,693	212,809

		12,538	983,849	2,619,547

Bonus
Expiration 11/30/2015	7.75%	6,077	796,860	—
Expiration 07/30/2019	6.87%	89,281	—	2,656,200
Expiration 10/27/2021	5.75%	55,153	—	4,648,350

		150,511	796,860	7,304,550

Others
National Treasure - Itaipu		—	—	—
MORGAN		—	—	8,840
LLOYDS		—	—	1,263

		—	—	10,103

		163,049	1,780,709	9,934,200

National Currency
Global Reversal Reserve		—	—	7,421,796
Other Financial Institutions		42,933	319,862	1,869,943
Banco do Brasil		68,748	208,513	5,031,220
Caixa Econômica Federal		61,696	1,087,851	3,930,663
BNDES		351,669	846,501	6,419,772

		525,046	2,462,727	24,673,394

		688,095	4,243,436	34,607,594

	12/31/2013
	CURRENT CHARGES		PRINCIPAL
	Avg. Rate	Value	CURRENT	NON CURRENT
Foreign Currency
Financial Institutions

Inter-American Development Bank - IDB	4.40%	2,222	43,586	395,070
Corporación Andino de Fomento - CAF	2.51%	10,280	526,593	1,608,550
Kreditanstalt fur Wiederaufbau - KFW	3.86%	15	—	191,143
Eximbank	2.15%	1,040	49,016	171,550
BNP Paribas	1.53%	251	81,128	601,680
Others		652	3,553	106,813

		14,460	703,876	3,074,806

Bonus
Expiration 11/30/2015	7.75%	5,360	—	702,780
Expiration 07/30/2019	6.87%	78,740	—	2,342,600
Expiration 10/27/2021	5.75%	48,641	—	4,099,550

		132,741	—	7,144,930

Others
National Treasure - Itaipu		8	464	—
MORGAN		428	400	7,163
LLOYDS		—	22	1,115

		436	886	8,278

		147,637	704,762	10,228,014

National Currency
Global Reversal Reserve		—	—	8,401,683
Other Financial Institutions		13,251	100,170	1,078,525
Banco do Brasil		19,797	24,883	1,904,708
Caixa Econômica Federal		42,655	205,298	2,185,315
BNDES		118,286	593,027	6,708,276

		193,989	923,378	20,278,507

		341,626	1,628,140	30,506,521

a) Debts are guaranteed by the Union and/or Eletrobras, and are subject to charges, whose average rate in 2014 is 5.20% p.a. (5.91% p.a. in 2013), and have the following profile:

	12/31/2014		12/31/2013
	Balance in thousands of reais	%	Balance in thousands of reais	%
Foreign currency
USD not indexed	8,260,761	21%	7,485,043	23%
USD with LIBOR	3,222,835	8%	3,175,899	10%
EURO	221,513	1%	191,146	1%
IENE	171,586	0%	221,606	1%
Others	1,262	0%	6,719	0%

Subtotal	11,877,958	30%	11,080,413	34%

National currency
CDI	9,598,423	24%	3,787,920	12%
IPCA	—	0%	—	0%
TJLP	5,826,925	15%	4,977,824	15%
SELIC	2,829,818	7%	2,599,404	8%
Others	1,793,468	5%	10,166	0%

Subtotal	20,048,634	51%	11,375,314	35%

Not indexed	7,612,533	19%	10,020,560	31%

Total	39,539,125	100%	32,476,287	100%

b) The long-term portion of loans and financing has its maturity as scheduled:

Equivalent to thousand R$
2016	2017	2018	2019	2020	After 2020	Total
3,194,679	4,080,343	4,206,734	5,015,289	2,142,395	15,968,154	34,607,594

c) On September 30, 2013, bridge loan contract no. 0418,626-06/2013 was signed between the Caixa Econômica Federal and Eletronuclear, with a guarantee from Eletrobras, in the amount of R$ 1 billion for the purchase of materials, imported equipment and foreign services for the construction of the Angra 3 plant, with the entire amount being taken out until December 31, 2014 (R$ 200,000 until December 31, 2013).

d) In the period ending in Decmber 31, 2014, the subsidiary CHESF took out a loan in the amount of R$ 400,000 from the Caixa Econômica Federal, for the purpose of constitution of working capital. This agreement has a term of 60 months, with interest of 115% of the CDI and amortization over 08 (eight) semi-annual installments with a grace period of 12 (twelve) months for the first, counting from the concession of the loan. The charges will be paid quarterly. The following are grounds for advance maturity of the debt and immediate enforcement of the guarantee, regardless of judicial or extrajudicial notification, in addition to the cases provided for by law: violation of any contractual obligation; existence, at any time, of tax, labor or social security debts, due and not paid, on behalf of the Debtor, except those that are being disputed in court; verification at any time that the activities of the Debtor generate environmental damages.

e) Eletrobras signed a contract to open a credit in the gross amount of R$ 6,500,000, with the Caixa Econômica Federal and Banco do Brasil, with remuneration of 119.5% of the accumulated variation of the DI Rate, to meet its needs for working capital and its investment plan. As of December 31, 2014 the company had made the first two installments of disbursement totaling R$ 4,500,000, with R$ 2,769,232 being disbursed by the Banco do Brasil and R$ 1,730,768 by the Caixa Econômica Federal. The first and the second installment of the disbursement will have a grace period for payment of the principal values until August 24, 2016 and November 25, 2016, respectively. The third installment of the disbursement, taken out on 1/30/2015 (see note 47.7) in the amount of R$ 2,000,000, with R$ 1,230,769 disbursed by the Banco do Brasil and R$ 769,231 by the Caixa Econômica Federal, has a grace period for payment of the principal values until February 25, 2016.

II – Operation of financial leasing:

The nominal value used in the calculation of assets and liabilities arising from these contracts was determined by reference to the value set for contracting monthly power, multiplied by the installed capacity (60 to 65 MW) and by the number of months of the contract.

The reconciliation of the total of future minimum payments on financial leases of the Company and its current value is demonstrated in the table below:

	12/31/2014	12/31/2013 revised (a)	01/01/2013 revised (a)

Less than one year	209,226	209,226	209,226
More than one year and less than five years	836,902	836,902	836,902
More than five years	1,133,305	1,342,531	1,551,757
Costs of future funding on finance leases	(852,772)	(994,833)	(1,143,511)

Total minimum lease payments under finance leases	1,326,661	1,393,826	1,454,374

Less than one year	74,507	67,165	60,548
More than one year and less than five years	388,860	350,546	316,006
More than five years	863,294	976,115	1,077,820

Present value of the payments	1,326,661	1,393,826	1,454,374

(a)	See note 3.29, Revision of Financial Statements, for further information.

III – GUARANTEES

The Company participates in the capacity of an intervening guarantor for several companies whose secured amounts, projections and amounts already paid are shown in the following tables:

Company	Enterprise	Financing Bank	Modality	Participation of the Subsidiary	Financing Amount*	Balance due on 12/31/2014	Balance Guarantor Eletrobras	End of Warranty
Eletrobras	Norte Energia	BNDES	SPE	15.00%	2,025,000	1,502,298	15,023	1/15/2042
Eletrobras	Norte Energia	CEF	SPE	15.00%	1,050,000	786,789	7,868	1/15/2042
Eletrobras	Norte Energia	BTG Pactual	SPE	15.00%	300,000	224,797	2,248	1/15/2042
Eletrobras	Norte Energia	Garantia de Fiel Cumprimento de Contrato	SPE	15.00%	156,915	125,532	1,255	4/30/2019
Eletrobras	Rouar	Banco do Brasil	SPE	50.00%	99,585	—	—	3/23/2015
Eletrosul	ESBR	BNDES	SPE	20.00%	1,909,000	2,281,536	22,815	1/15/2034
Eletrosul	Cerro Chato I, II e III	Banco do Brasil	SPE	100.00%	223,419	156,302	1,563	7/15/2020
Eletrosul	RS Energia	BNDES	SPE	100.00%	126,221	76,889	769	6/15/2021
Eletrosul	Artemis Transmissora de Energia	BNDES	SPE	100.00%	170,029	56,217	562	10/15/2018
Eletrosul	Norte Brasil Transmissora	BNDES	SPE	24.50%	257,250	258,100	2,581	1/15/2029
Eletrosul	Norte Brasil Transmissora	Emissão de Debêntures	SPE	24.50%	49,000	56,168	562	1/15/2029
Eletrosul	Porto Velho Transmissora de Energia	BNDES	SPE	100.00%	283,411	269,555	2,696	8/15/2028
Eletrosul	UHE Mauá	BNDES	SPE	49.00%	182,417	160,546	1,605	1/15/2028
Eletrosul	UHE Mauá	BNDES/Banco do Brasil	SPE	49.00%	182,417	160,599	1,606	1/15/2028
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	183,330	151,718	1,517	7/15/2026
Eletrosul	SC Energia	BNDES/Banco do Brasil	Corporate	100.00%	50,000	20,114	201	5/15/2019
Eletrosul	SC Energia	BNDES/BDRE	Corporate	100.00%	50,000	20,073	201	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	103,180	40,496	405	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	67,017	35,507	355	3/15/2021
Eletrosul	UHE São Domingos	BNDES	Corporate	100.00%	207,000	199,792	1,998	6/15/2028
Eletrosul	RS Energia	BNDES	SPE	100.00%	41,898	33,891	339	3/15/2027
Eletrosul	RS Energia	BNDES	SPE	100.00%	9,413	8,943	89	8/15/2027
Eletrosul	RS Energia	BNDES	SPE	100.00%	12,000	7,352	74	8/15/2027
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	14,750	12,539	125	7/15/2026
Eletrosul	Projetos Corporativos Eletrosul	Banco do Brasil	Corporate	100.00%	250,000	251,379	2,514	11/15/2023
Eletrosul	Teles Pires	BNDES	SPE	24.50%	296,940	289,368	2,894	2/15/2036
Eletrosul	Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	294,000	289,368	2,894	2/15/2036
Eletrosul	Teles Pires	Emissão de Debêntures	SPE	24.72%	160,680	204,302	2,043	5/31/2032
Eletrosul	Livramento Holding	BNDES	SPE	49.00%	91,943	78,662	787	6/15/2030
Eletrosul	Chuí Holding	Emissão de Notas Promissórias	SPE	49.00%	49,000	50,427	504	3/23/2015
Eletrosul	Transmissora Sul Litorânea do Brasil	Emissão de Notas Promissórias	SPE	51.00%	229,500	243,836	2,438	1/13/2015
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	BNDES	SPE	80.00%	208,116	209,378	2,094	7/15/2028
Eletrosul	Costa Oeste Transmissora de Energia S.A.	BNDES	SPE	49.00%	17,846	17,344	173	11/1/2022
Eletrosul	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	295,951	305,897	3,059	6/16/2031
Eletronorte	São Luis II e III	BNDES	Corporate	100.00%	13,653	9,671	97	11/15/2024
Eletronorte	Miranda II	BNDES	Corporate	100.00%	47,531	27,320	273	11/15/2024
Eletronorte	Ribeiro Gonç./Balsas	BNB	Corporate	100.00%	70,000	64,167	642	6/3/2031
Eletronorte	Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	22,798	228	1/10/2029
Eletronorte	UHE Tucuruí	BNDES	Corporate	100.00%	931,000	178,043	1,780	9/15/2016
Eletronorte	Substação Nobres	BNDES	Corporate	100.00%	10,000	4,339	43	3/15/2028
Eletronorte	Subestação Miramar/Tucuruí	BNDES	Corporate	100.00%	31,000	14,627	146	8/15/2028
Eletronorte	Ampliação da Subestação Lexuga	BNDES	Corporate	100.00%	35,011	17,018	170	10/15/2028
Eletronorte	Norte Brasil Transmissora	BNDES	SPE	24.50%	257,250	258,100	2,581	1/15/2029
Eletronorte	Norte Brasil Transmissora	Emissão de Debêntures	SPE	24.50%	49,000	56,168	562	1/15/2029
Eletronorte	Linha Verde Transmissora	BASA	SPE	49.00%	90,650	93,534	935	11/10/2032
Eletronorte	Manaus Transmissora	BASA	SPE	30.00%	75,000	101,236	1,012	7/10/2030
Eletronorte	Manaus Transmissora	BASA	SPE	30.00%	45,000	48,404	484	6/15/2032
Eletronorte	Manaus Transmissora	BNDES	SPE	30.00%	120,000	112,942	1,129	12/31/2026
Eletronorte	Estação Transmissora de Energia	BNDES	SPE	100.00%	505,477	472,684	4,727	11/30/2028
Eletronorte	Estação Transmissora de Energia	BASA	SPE	100.00%	221,789	239,677	2,397	7/30/2031
Eletronorte	Estação Transmissora de Energia	BASA	SPE	100.00%	221,789	219,418	2,194	10/15/2030
Eletronorte	Rio Branco Transmissora	BNDES	SPE	100.00%	138,000	128,412	1,284	3/15/2027
Eletronorte	Transmissora Matogrossense Energia	BASA	SPE	49.00%	39,200	39,819	398	2/1/2029
Eletronorte	Transmissora Matogrossense Energia	BNDES	SPE	49.00%	42,777	35,012	350	5/15/2026
Eletronorte	Norte Energia	BNDES	SPE	19.98%	2,697,300	2,001,060	20,011	1/15/2042
Eletronorte	Norte Energia	CEF	SPE	19.98%	1,398,600	1,048,003	10,480	1/15/2042
Eletronorte	Norte Energia	BTG Pactual	SPE	19.98%	399,600	299,429	2,994	1/15/2042
Eletronorte	Rei dos Ventos 1 Eolo	Votorantin	SPE	24.50%	30,851	30,180	302	10/15/2029
Eletronorte	Brasventos Miassaba 3	Votorantin	SPE	24.50%	30,984	30,383	304	10/16/2029
Eletronorte	Rei dos Ventos 3	Votorantin	SPE	24.50%	32,533	31,806	318	10/17/2029
Eletronorte	Transnorte	Itau BBA	SPE	49.00%	88,200	96,138	961	5/29/2015
Eletronuclear	Angra III	BNDES	Corporate	100.00%	6,146,256	2,629,551	26,296	6/15/2036
Eletronuclear	Angra III	CEF	Corporate	100.00%	1,037,373	1,037,373	10,374	6/30/2015
Chesf	ESBR	BNDES	SPE	20.00%	1,909,000	2,281,536	22,815	1/15/2034
Chesf	Manaus Transmissora	BASA	SPE	19.50%	48,750	65,804	658	7/10/2030
Chesf	Manaus Transmissora	BASA	SPE	19.50%	29,250	31,462	315	6/15/2032
Chesf	Manaus Transmissora	BNDES	SPE	19.50%	78,195	73,412	734	12/31/2026
Chesf	Norte Energia	BNDES	SPE	15.00%	2,025,000	1,502,298	15,023	1/15/2042
Chesf	Norte Energia	CEF	SPE	15.00%	1,050,000	786,789	7,868	1/15/2042
Chesf	Norte Energia	BTG Pactual	SPE	15.00%	300,000	224,797	2,248	1/15/2042
Chesf	IE Madeira	BASA	SPE	24.50%	65,415	72,714	727	7/10/2032
Chesf	IE Madeira	BNDES	SPE	24.50%	455,504	426,096	4,261	2/15/2030
Chesf	IE Madeira	Emissão de Debêntures	SPE	24.50%	85,750	101,593	1,016	3/18/2025
Chesf	TDG	BNB	SPE	49.90%	29,764	29,283	293	3/1/2031
Chesf	TDG	BNB	SPE	49.90%	58,346	45,897	459	10/1/2032
Chesf	Projetos Corporativos Chesf 1	Banco do Brasil	Corporate	100.00%	500,000	511,088	5,111	9/28/2018
Chesf	Projetos Corporativos Chesf 2	CEF	Corporate	100.00%	400,000	404,586	4,046	2/27/2019

Company	Enterprise	Financing Bank	Modality	Participation of the Subsidiary	Financing Amount*	Balance due on 12/31/2014	Balance Guarantor Eletrobras	End of Warranty
Chesf	IE Garanhuns s/a	BNDES	SPE	49.90%	175,146	177,871	1,779	12/15/2028
Furnas	UHE Batalha	BNDES	Corporate	100.00%	224,000	181,118	1,811	12/15/2025
Furnas	UHE Simplício	BNDES	Corporate	100.00%	1,034,410	768,640	7,686	7/15/2026
Furnas	UHE Baguari	BNDES	Corporate	15.00%	60,153	43,436	434	7/15/2026
Furnas	DIVERSOS	Banco do Brasil	Corporate	100.00%	750,000	757,342	7,573	10/31/2018
Furnas	Rolagem BASA 2008	Banco do Brasil	Corporate	100.00%	208,312	218,334	2,183	10/7/2018
Furnas	Projetos de Inovação	Banco do Brasil	Corporate	100.00%	268,503	163,496	1,635	11/15/2023
Furnas	Financiamento corporativo	Banco do Brasil	Corporate	100.00%	400,000	424,689	4,247	12/6/2023
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,594,159	1,776,992	17,770	3/15/2034
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,574,659	1,839,674	18,397	3/15/2034
Furnas	UHE Santo Antônio	BASA	SPE	39.00%	196,334	246,440	2,464	12/15/2030
Furnas	UHE Santo Antônio	Emissão de Debêntures	SPE	39.00%	163,800	184,850	1,848	1/24/2023
Furnas	UHE Santo Antônio	Emissão de Debêntures	SPE	39.00%	273,000	287,433	2,874	3/1/2024
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	435,508	438,637	4,386	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	217,754	221,980	2,220	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	4,009	3,334	33	9/15/2027
Furnas	Centroeste de Minas	BNDES	SPE	49.00%	13,982	9,890	99	4/15/2023
Furnas	Serra do Facão	BNDES	SPE	49.47%	257,263	236,863	2,369	6/15/2027
Furnas	Goiás Transmissão	Banco do Brasil	SPE	49.00%	49,000	49,385	494	12/1/2031
Furnas	Goiás Transmissão	BNDES	SPE	49.00%	48,020	46,202	462	1/15/2027
Furnas	Goiás Transmissão	Banco do Brasil	SPE	49.00%	15,288	15,998	160	3/6/2015
Furnas	MGE	BNDES	SPE	49.00%	58,359	53,385	534	1/1/2027
Furnas	Transenergia São Paulo	BNDES	SPE	49.00%	26,295	24,797	248	8/15/2026
Furnas	Transenergia Renovável	BNDES	SPE	49.00%	78,302	68,144	681	11/15/2026
Furnas	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	30,180	302	11/15/2029
Furnas	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	30,383	304	11/16/2029
Furnas	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	31,806	318	11/17/2029
Furnas	IE Madeira	BASA	SPE	24.50%	65,415	72,714	727	7/10/2032
Furnas	IE Madeira	BNDES	SPE	24.50%	455,504	426,096	4,261	2/15/2030
Furnas	IE Madeira	Emissão de Debêntures	SPE	24.50%	85,750	101,593	1,016	3/18/2025
Furnas	Teles Pires	BNDES	SPE	24.50%	296,940	289,368	2,894	2/15/2036
Furnas	Teles Pires	BNDES	SPE	24.50%	294,000	289,368	2,894	5/31/2032
Furnas	Teles Pires	Emissão de Debêntures	SPE	24.72%	160,680	204,302	2,043	5/31/2032
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	8,072	7,744	77	3/15/2028
Amazonas	Amazonas	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	3,257,366	3,257,366	32,574	12/31/2024
Amazonas	Amazonas	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	1,018,441	1,018,441	10,184	12/31/2024
Eletroacre	Eletroacre	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	189,655	189,655	1,897	12/31/2024
Boa Vista	Boa Vista	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	68,063	68,063	681	12/31/2024
Ceron	Ceron	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	49,642	49,642	496	12/31/2024

Total					45,683,895	38,796,030	387,960

The Company recorded under the heading of operational provisions for noncurrent liabilities the fair value of the amounts guaranteed by the Company over resources already released by the financing banks. The provision is made based on the fair value of the guarantee of Eletrobras, as shown below:

Total Accrued

Guarantees due on 12/31/2013	272,795
Changes in 2014	115,165

Guarantees due on 12/31/2014	387,960

a) UHE Simplício - project of the subsidiary FURNAS, with an installed generating capacity of 333.7 MW. The project has 100% FURNAS participation. Therefore, the guarantee of the Company is 100% of the financing.

b) UHE Mauá - project with an installed capacity of 361 MW, in partnership with the subsidiary Eletrosul (49%) and Copel (51%). In this hydroelectric power plant, there are two contracts with BNDES, direct and indirect, and the Company intervenes as the grantor of 49% of the two contracts.

c) UHE Jirau - SPE Energia Sustentável do Brasil, formed by the subsidiaries Eletrosul, CHESF and GDF Suez Energy, with installed capacity of 3,750 MW. For the project two loans were taken out with BNDES, one direct and the other indirect, via intermediary banks, to be paid in 240 months. The company is guaranteeing the participation of each of its subsidiaries-Eletrosul (20%) and CHESF (20 percent).

d) UHE Santo Antônio - SPE Santo Antônio Energia, formed by FURNAS, CEMIG, Fundo de Investimentos em Participação Amazônica Energia – FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. and Andrade Gutierrez Participações S/A, with an installed capacity of 3,568.80 MW. The Company is a consenting intervening party in financing with the BNDES and with the Banco da Amazônia, with its intervention limited to the participation of FURNAS (39%).

e) UHE Foz do Chapecó – SPE Foz do Chapecó Energia, whose power plant has an installed capacity of 855MW, has the Company as guarantor of the contractual instruments with the BNDES, totaling, in substitution of Bank Financing previously contracted, limited to the percentage of FURNAS in SPE (40%).

f) UHE Baguari – Corporate Project of FURNAS, with 140MW of installed capacity. The Company is the guarantor of 15% of the financing contract with the BNDES.

g) UHE Serra do Facão – SPE Serra do Facão, formed by FURNAS (49.47%), Alcoa Alumínio S.A. (34.97%), DME Energética (10.09%) and Camargo Corrêa Energia S.A. (5.47%) with an installed capacity of 212.58 MW. The guarantee by the Company in relation to the financing with the BNDES relates to the participation of FURNAS in the project.

h) Norte Brasil Transmissora – SPE, with participation of Eletronorte (24.5%) and Eletrosul (24.5%) and has as its objective the implementation, operation and maintenance of the Porto Velho/Araraquara transmission line, with an extension of 2,412 km.

i) Manaus Transmissora de Energia – SPE, which has the participation of Eletronorte (30%) and CHESF (19.5%) has as its objective to implement and operate 4 substations and a 586 km transmission line (LT Oriximiná/Itacoatiara/Cariri). The company provides guarantees on two loans in this project (BASA and BNDES).

j) Mangue Seco 2 – SPE with a 49% participation of the Company and 51% of Petrobras for the construction and operation of three wind farms in Guararé, in Rio Grande do Norte. In this project the Company provided a guarantee, proportional to its participation in the long-term financing agreement with the BNB.

k) UHE Batalha – Corporate project of FURNAS with capacity to generate 52.5 MW, with financing with the BNDES. The Company acts as a guarantor of this contract.

l) IE Madeira - SPE Interligação Elétrica, with participation of FURNAS (24.5%) and CHESF (24.5%). In this project, there is a counter guarantee of the Company in the Bank Financing Contracts, in guarantee of the short-term loan from the BNDES, limited to the participation of its subsidiaries. There is also a short-term loan from BNDES, in which the company acts as an intervening party in proportion to its subsidiaries.

m) UHE Belo Monte – SPE Norte Energia, with an installed capacity of 11,233 MW, of CHESF (15%), Eletronorte (19.98%) and Eletrobras (15%) in addition to other partners. The provision of the guarantee of the Company in favor of the SPE for the obligations by the insurer J MALUCELLI, under the guarantee insurance contract. The Company is also involved in a short term loan agreement with the BNDES.

n) Angra III – the company is the guarantor for the financing of Eletronuclear with the BNDES, to build the corporate project of the UTN Angra III.

NOTE 23 – DEBENTURES

Subsidiary	Issuer	Date of Issue	Principal characteristics	Interest rate	Maturity	Balance on 12/31/2014	Balance on 12/31/2013
Eletronorte	Issued by the ETE (Incorporated by Eletronorte in March 2014)	June/2011	Private subscription of first issue of the Subsidiary recorded in favor of the Fundo de Desenvolvimento da Amazonia - FDA, and kept in the custody of the operating agent of the contract, the Banco da Amazonia S.A., with a collateral guarantee and surety, in four series, all of them convertible into SPE shares with or without voting rights.	TJLP + 1,65% p.a.	10/07/2031	219,418	218,682
CELG-D	1st Issue	4/3/2014	Simple debentures, in a single series, with collateral guarantee, non-convertible into shares, for public distribution with restricted placement	100% CDI + 7,44% p.a.	4/3/2019	285,346	—
Eletrosul	SPE Chuí IX	10/20/2014	Simple debentures, non-convertible into shares, in a single series, unsecured type, with additional collateral guarantee and surety under public distribution under public distribution with restricted placement.	100% CDI + spread of 1,90% p.a.	10/20/2015	25,516	—

Eletrosul	SPE Hermenegildo I	10/20/2014	Simple debentures, non-convertible into shares, in a single series, unsecured type, with additional collateral guarantee and surety under public distribution with restricted placement.	100% CDI + spread of 1,90% p.a.	10/20/2015	80,732	—
Eletrosul	SPE Hermenegildo II	10/20/2014	Simple debentures, non-convertible into shares, in a single series, unsecured type, with additional collateral guarantee and surety under public distribution with restricted placement.	100% CDI + spread of 1,90% p.a.	10/20/2015	80,732	—
Eletrosul	SPE Hermenegildo III	10/20/2014	Simple debentures, non-convertible into shares, in a single series, unsecured type, with additional collateral guarantee and surety under public distribution with restricted placement.	100% CDI + spread of 1,90% p.a.	10/20/2015	68,179	—

						759,923	218,682

NOTE 24 – COMPULSORY LOANS

The Compulsory Loans on the consumption of electric energy, established by Law 4,156/1962 in order to generate resources for expansion of the Brazilian electric sector, was eliminated by Law 7,181 of December 20, 1983, which set the date of December 31, 1993 as the deadline for the collection.

In the first phase of this compulsory loan, which ended with the advent of Law-Decree 1,512/1976, the collection of the tax reached many classes of energy consumers, and taxpayer credits were represented by bearer bonds issued by the Company.

The second time, which began with the provisions in the aforementioned Law-Decree, the Compulsory Loan in question began to be charged only from industries with a monthly energy consumption higher than 2,000 kwh, and taxpayer credits were no longer represented by bonds, but simply carried by the Company.

The remaining Compulsory Loan balance, after the fourth conversion into shares, on April 30 of 2008, related to credits created from 1988 to 2004, is registered under current and non-current liabilities, maturing starting in 2008, and are remunerated at the rate of 6% a year, plus monetary update based on the variation of the IPCA-E, and as of December 31, 2014, correspond to R$ 519,674 (December 31, 2013 – R$ 366,840), of which R$ 469,459 are non-current (December 31, 2013 – R$ 358,905).

I – Bearer Bonds issued by the Company

The Bearer Bonds issued due to the Compulsory Loan are not securities, are not tradable on the stock market, are not priced and are not payable. In this way, the Company’s Management clarifies that the Company has no debentures in circulation.

The emission of these securities derived from a legal imposition, and not a corporate decision by the Company. Likewise, its taking by bondholders was not an act of their will, but a legal duty, by force of Law 4,156/1962.

The CVM (Brazilian securities commission), in a decision by its collegiate issued in administrative process CVM RJ 2005/7230, lodged by holders of the mentioned securities, affirmed in a document that “the obligations issued by the Company due to Law 4,156/1962 cannot be considered market securities.”

The CVM also understood that there is no irregularity in the procedures adopted by the Company in its consolidated financial statements, with regards to the aforementioned obligations, neither in the publishing of the existence of legal action.

The unenforceability of those Bearer Obligations was reinforced by decisions of the Supreme Court, which corroborated the understanding that those securities have prescribed and are not valid for guaranteeing tax enforcement.

Therefore, the Bearer Obligations issued in the first phase of this compulsory loan, as decided by the CVM, are not to be confused with debentures. In addition, by force of the provisions of Article 4, § 11 of Law 4,156/1962, and Article 1 of Decree 20,910/1932, they are unenforceable, a condition confirmed in Informational 344 of the Supreme Court (STJ), which states that these Obligations cannot be used as guarantees for tax enforcement action, since they are not liquid and are not debentures.

As such, the liabilities related to the Compulsory Loan refer to residual credits, created from 1988 to 1994, from industrial consumers with consumption greater than 2,000 kWh, in the second phase of this Compulsory Loan, as well as to interest on those credits not claimed, as shown:

	12/31/2014	12/31/2013
CURRENT
Interest payable	50,215	7,935

	50,215	7,935

NON-CURRENT
Collected credits	469,459	358,905

TOTAL	519,674	366,840

NOTE 25 – FUEL CONSUMPTION ACCOUNT – CCC

The Fuel Consumption Account (CCC), created by Decree 73,102, of November 7, 1973, is intended to combine the prorating of fuel consumption costs in the generation of thermoelectric energy, especially in the Northern region of the country.

According to Law 8,631, of March 04, 1993, the Company manages the sums collected by the concessionaire of the public service of electrical energy, and credits them to the Fuel Consumption Account (CCC), for the annual fees allocated to expenditures with fuel for the generation of electrical energy. The sums recorded under current assets, in counterpart to current liabilities, are funds available, kept in a restricted account, and the amounts not paid by concessionaires.

Fuel Consumption Account (CCC)

	12/31/2014	12/31/2013

Current Assets	521,964	1,275,334
Non-Current Assets	3,944	16,275

Total	525,908	1,291,609

Current Liabilities	301,471	941,285
Non-Current Liabilities	474,770	455,455

Total	776,241	1,396,740

The enactment of law 12,783/2013 extinguished the mandatory nature of contributing to this charge, for concessionaires of the public service of electrical energy.

NOTE 26 – TAXES PAYABLE AND INCOME TAX AND SOCIAL CONTRIBUTIONS – LIABILITY

a)	Taxes payable

	12/31/2014	12/31/2013
Current liabilities:
Taxes withheld at source (IRRF)	177,357	120,871
PASEP and COFINS	196,440	174,842
ICMS	286,142	117,685
PAES / REFIS	243,349	163,218
INSS / FGTS	120,135	113,483
Others	144,745	149,327

Total	1,168,168	839,426

	12/31/2014	12/31/2013
Non-Current liabilities:
PASEP and COFINS	39,548	30,131
ICMS	13,572	14,575
PAES / Refis	756,478	825,472
INSS / FGTS	22,809	18,656
Others	5,144	4,116

Total	837,551	892,950

b)	Income taxes and social contributions

	12/31/2014	12/31/2013
Current liabilities:
Current Income tax	13,938	11,457
Current Social contribution	4,200	3,805

	18,138	15,262

Non-current liability:

Deferred IRPJ/CSLL tax	569,380	533,713

c)	Reconciliation of the computed income tax and social contributions based on the losses before taxes and social contribution applied at the statutory rates to the actual expense.

	12/31/2014		12/31/2013 revised
	IRPJ	CSLL	IRPJ	CSLL
Loss before IRPJ and CSLL	(4,457,135)	(4,457,135)	(4,824,982)	(4,824,982)

Total IRPJ and CSLL calculated at the rates of 25% and 9%, respectively	1,114,284	401,142	1,206,246	434,248

Effect of additions and exclusions:
Dividend revenue	25,555	9,198	25,319	9,115
Equity Method	(304,210)	(109,516)	44,442	15,999
Provision for decrease in market value	(27,726)	(9,981)	—	—
Operational Provision	(798,787)	(287,563)	(612,907)	(220,647)
Deferred taxes not recognized/writte-off	(2,006,687)	(799,097)	(1,451,467)	(522,528)
Deferred taxes recognized from previous fiscal years	812,366	294,192	—	—
Tax Incentives	111,197	2,075	—	—
Other additions and exclusions	(94,020)	(32,940)	(227,812)	(66,686)

Total income (loss) from IRPJ and CSLL	(1,168,029)	(532,489)	(1,016,179)	(350,499)

Effective rate	26.21%	11.95%	21.06%	7.26%

	12/31/2014		12/31/2013 revised		12/31/2012 revised
	IRPJ	CSLL	IRPJ	CSLL	IRPJ	CSLL
Loss before IRPJ and CSLL	(4,457,135)	(4,457,135)	(4,824,982)	(4,824,982)	(7,272,580)	(7,272,580)

Total IRPJ and CSLL calculated at the rates of 25% and 9%, respectively	1,114,284	401,142	1,206,246	434,248	1,818,145	654,532

Effect of additions and exclusions:
Dividend revenue	25,555	9,198	25,319	9,115	28,005	10,082
Equity Method	(304,210)	(109,516)	44,442	15,999	153,051	55,098
Provision for decrease in market value	(27,726)	(9,981)	—	—	(284,815)	(102,533)
Operational Provision	(798,787)	(287,563)	(612,907)	(220,647)	—	—
Deferred taxes not recognized/writte-off	(2,006,687)	(799,097)	(1,451,467)	(522,528)	(1,040,843)	(374,716)
Deferred taxes recognized from previous fiscal years	812,366	294,192	—	—	—	—
Tax Incentives	111,197	2,075	—	—	—	—
Other additions and exclusions	(94,020)	(32,940)	(227,812)	(66,686)	(361,549)	(63,815)

Total income (loss) from IRPJ and CSLL	(1,168,029)	(532,489)	(1,016,179)	(350,499)	311,994	178,648

Effective rate	26,21%	11,95%	21,06%	7,26%	4,29%	2,46%

(a)	See note 3.29, Revision of Financial Statements, for further information.

d)	Tax Incentives – SUDENE

Provisional Measure 2.199-14, of August 24, 2001, amended by Law 11,196, of November 21, 2005, allowed companies located in the Northeast Region with ventures in the infrastructure sector considered by act of the Executive branch to be a priority for regional development, to reduce the income tax amount owed for the purpose of investing in projects of installation, expansion, modernization or diversification.

Regarding concession contracts nos. 006/2004 of generation, and no. 061/2001 of transmission (both signed by the CHESF), the right to the incentive reducing 75% of income tax covers the years of 2008 to 2017. For transmission contracts numbers 008/2005 and 007/2005, the right to the reduction incentive was granted for the period, 2011 to 2020. For contracts with a tax incentive, the income tax rate of 25% becomes 6.25%.

e)	Special payment plan – PAES

The subsidiaries FURNAS, Eletrosul, Eletroacre and Distribuição Alagoas chose to refinance tax debts. The refinanced term is limited to 180 months, and the balance owed is corrected by the long-term interest rate (TJLP) and SELIC rate.

f)	Tax Recovery Program (REFIS) – Law 12,865/2013

On December 30, 2013, FURNAS chose the REFIS, for processes related to the PASEP, COFINS and PASEP/COFINS taxes.

NOTE 27 – REGULATORY FEES

	12/31/2014	12/31/2013
CURRENT LIABILITIES
RGR share	229,178	273,705
CDE share	8,827	1,661
PROINFA share	28,466	22,181
Compensation for the use of water resources	66,006	78,494
Inspection fee for electrical energy services	4,072	3,789
Research & Development - R&D	371,367	297,131
Energy Efficiency Program (PEE)	167,446	32,900
Others	54,935	5,001

	930,297	714,862

NON-CURRENT LIABILITIES
RGR share	32,975	32,376
Research & Development - R&D	348,308	300,586
Energy Efficiency Program (PEE)	48,844	43,020
Others	179,594	—

	609,721	375,982

TOTAL	1,540,018	1,090,844

a) Global Reversal Reserve - RGR

The contribution to establish the RGR is responsibility of the Electricity Public Utility Companies, based on a quota called Reversal and Expropriation of Electricity Services, of up to 2.5% of the value of investments of concession holders and licensees, limited to 3% of the annual revenue. The value of the quota is calculated as a service cost component for the concession holders.

Concession holders pay their annual quotas to the Fund, which are not controlled by the Company, into an escrow bank account managed by the Company, which operates the account within the limits set forth in Law No. 5,655/1971 and all amendments thereto, also not reflected in the Company’s Financial Statements, since it is a separate entity from the Company.

With the amendment of Law 12,783/2013, as of January 1, 2013, the following are no longer obligated to collect the annual RGR quotas:

I - concession holders and licensees of electricity distribution public utility companies;

II - concession holders of electricity transmission public utility companies contracted as of September 12, 2012; and

III - concession holders of electricity transmission and generation public utility companies prorogated or contracted under the terms of Law No. 12,783/2013.

b) Fuel Consumption Account – CCC

The Sectorial fund, which was created in the 1970s and amended by Law No. 12,111/2009, has the purpose of reimbursing part of the total generation cost to produce electricity in the Isolated Systems, maintaining the coverage for subrogated projects.

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

The resources of the CCC derive from the collection of quotas by distribution companies, licensees and transmission companies in the entire country, at the proportion and amounts determined by ANEEL. As of the enactment of Law No. 12,783/12, there is no longer an estimated date for the termination of activities by this Sectorial fund, and its management does not affect the results of the Company.

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

c) Energy Development Account (CDE)

The Energy Development Account (CDE) is intended to promote the development of energy in the states, projects to universalize electrical energy services, the program to subsidize low-income consumers, and expansion of the natural gas grid to serve states that do not yet have pipelines.

The CDE was created on April 26 of 2002, will last 25 years, and is managed by the Company, fulfilling a program set out by the Ministry of Mines and Energy, and does not affect the Company’s results.

The CDE is also used to guarantee the competitiveness of energy produced from alternative sources (eolic, small hydroelectric plants and biomass) and from national mineral coal.

Starting in 2013, as one of the instruments to enable a reduction in energy bills, this contribution was reduced to 25% of the current rate.

d) PROINFA

The Federal government program for the development of projects to diversify Brazil’s energy grid and foster alternative sources of electrical energy, created by Law 10,438, of April 2002, is managed by the Company and seeks regional solutions for the use of renewable energy sources.

The PROINFA establishes the operation of 144 plants, totaling 3,299.40 Mw* of installed capacity. The plants in the program account for the generation of approximately 12,000 gWh/year – an amount capable of supplying about 6.9 million residences and equivalent to 3.2% o the total annual consumption in the country. The 3,299.40 mW contracted are divided into 1,191.24 mW from 63 Small Hydroelectric Plants (PCHs), 1,422.92 mW from 54 eolic plants, and 685.24 mW from 27 plants based on biomass. This energy is guaranteed contracting for 20 years by the Company. Operations performed under PROINFA do not affect the Company’s results (which is responsible for payment).

e) Financial compensation for the use of water resources

Financial compensation for the use of water resources for the purposes of generating electrical energy was instituted by the Federal Constitution of 1988, and are a percentage that concessionaires of hydroelectric generation pay for the use of water resources. ANEEL manages the collection and distribution of resources among beneficiaries: States, cities and entities directly managed by the Union.

As established by Law 8,001, of March 13, 1990, with the amendments given by Laws 9,433/1997, 9.984/2000 and 9.993/2000, 45% of the resources are destined for cities affected by the UHE reservoirs, while states are entitled to another 45%. The Union gets the remaining 10%. Generators characterized as Small Hydroelectric Plants (PCHs) are exempt from payment of this financial compensation.

The concessionaires pay 6.75% of the value of energy produced as Financial Compensation.

f) Fee for Oversight of Electrical Energy Services

The Fee for Oversight of Electrical Energy Services (TFSEE) was created by Law 9,427, of December 26, 1996, and regulated by Decree 2,410, of November 28, 1997, to create revenue for the National Electrical Energy Agency, to cover its administrative and operating expenses.

The TFSEE is equivalent to 0.5% of the economic value added by a concessionaire, permit-holder or authorization holder, including in cases of independent production and self-production, the exploration of services and electrical energy facilities.

The TFSEE is owed since January 1 of 1997, and is set annually by ANEEL and paid in twelve monthly payments.

*	Unaudited

NOTE 28 – SHAREHOLDERS’ COMPENSATION

	12/31/2014	12/31/2013
Current
JCP fiscal year	—	433,960
Unclaimed dividends	58,091	85,522
Dividends Retained previous years	6,311	8,722

	64,402	528,204

I – Dividends Retained from Previous Fiscal Years

In January, 2010, The Company’s board of directors ordered payment of the balance of the Special Undistributed Dividend Reserve, in four annual payments starting in fiscal 2010, inclusive.

Individuals and legal entities that were Company shareholders on January 29, 2010 were entitled to receive it. In June, 2013, R$ 3,529,932 were paid as the last installment of the dividends withheld.

The credits were remunerated at the variation of the SELIC Rate, until the date of effective payment of each portion, and income tax was withheld on that remuneration, as per current legislation.

II – Unclaimed Dividends

The balance of the remuneration to shareholders, demonstrated in current liabilities, contain the sum of R$ 58,091 (R$ 85,521 on December 31, 2013), which was unclaimed remuneration from the fiscal years, 2011, 2012 and 2013. The remuneration for 2010 and earlier has prescribed, according to the Company’s by laws.

III – JCP subsequents

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments and other profit distributions and tax liabilities in Brazil, thus, on April 30, 2015 Eletrobras decided the payment of Interest on Own Capital (JCP) for the year 2014 amounting to R$ 26,022. The updated values per share distributed as interest on own capital on June 30, 2015 to Preferred Shares “A” of R$ 0.103846934 per share and Preferred “B” of R$ 0.103846934 per share.

NOTE 29 – POST-EMPLOYMENT BENEFITS

29.1 Post-employment benefits

The companies in the Eletrobras System sponsor pension plans for their employees, as well as post-employment medical assistance plans and life insurance in certain cases. Those benefits are classified as defined benefits (BD) and defined contributions (CD).

Due to the decentralized structure of the Eletrobras system, each segment sponsors its own package of post-employment benefits. In general, the Group offers its current and future retirees and its dependents pension benefits, and post-employment medical assistance and life insurance, as presented in the following chart:

Types of post-employment benefits sponsored by Eletrobras System
	Pension benefit plans			Other post-employment
Company	BD Plan	Paid Plan	CD Plan	Life Insurance	Health Insurance
Eletrobras	X		X	X
Amazonas	X		X
Boa Vista	X		X		X
Ceal	X		X		X
Celg D	X		X		X
Cepisa	X		X
Ceron			X
CGTEE	X
Chesf	X	X	X	X
Eletroacre			X
Eletronorte	X		X	X	X
Eletronuclear	X				X
Eletrosul	X		X		X
Furnas	X		X	X	X

The pension benefit plan normally exposes the Group to actuarial risks, such as the risk of investment, interest rate risk, longevity risk and salary risk.

Investment Risk	The current value of the liability of the defined pension benefit plan is calculated using a set discount rate due to the remuneration of high quality private securities; if the return on the assets of the plan is under that rate, the plan will run a deficit. At the moment, the plan’s investment is relatively balanced in stocks, debt instruments and real estate. Due to the long-term nature of plan liabilities, the pension fund’s board considers it appropriate that a reasonable portion of the plan’s assets should be invested in shares and real estate, to leverage the return generated by the fund.

Interest rate risk	A reduction in the interest rate of the securities will increase the plan’s liability. However, this will be partially compensated by an increased return on the plan’s debt securities.

Longevity risk	The current value of the defined benefit plan’s liability is calculated by referencing the best estimate of the mortality of plan participants during and after employment. An increase in the life expectation of plan participants will increase the plan’s liability.

Salary risk	The current value of the defined benefit plan’s liability is calculated by referencing the future salaries of plan participants. Therefore, an increase in the salary of plan participants would increase the plan’s liability.

The charts below present a conciliation of the present value of the defined benefit obligations and the fair value of assets whose values are recorded on the balance sheets for pension benefits and for all other post-employment benefits. Next we will present the consolidated results of the Eletrobras group. The most recent actuarial valuation of plan assets and of the present value of the defined benefits obligation was conducted on December 31, 2014.

a) Reconciliation of the liability of pension plans and other benefits

Balance sheets and statement of income	2014	2013

Present value of actuarial obligations fully or partially covered	18,494,073	17,196,047
Fair value of plan assets (–)	(19,300,597)	(17,830,733)

Net Liability/(Assets)	(806,524)	(634,686)

Effect of restriction on assets	1,916,652	1,241,668
Actuarial debt contracted between sponsor and plan	1,271,936	949,797
Financial debt contracted between sponsor and plan	191,664	85,903

Value of post-employment benefits liability/(assets)	1,885,914	1,123,599

Current net service cost	(47,310)	85,557
Cost of net interest	70,338	195,397

Actuarial Expenses/(Income) recognized in the fiscal year	23,028	280,954

Other pension benefits - Values recognized in the balance sheets and shown on the statement of income	2014	2013

Present value of actuarial obligations fully or partially covered	374,252	360,173
Fair value of plan assets (–)	—	—

Net liability/(assets)	374,252	360,173

Value of the liability/(assets) of other post-employment benefits	374,252	360,173

Curent service costs	19,238	—
Cost of net interest	42,626	36,383

Actuarial Expenses/(Income) recognized in the fiscal year	61,864	36,383

b) Disclosure of Defined Benefit Pensions

Consolidated results of defined pension benefits - conciliation of the present value of defined benefit obligations:

Chart b.1 - Defined benefit pension plans - Activity of present value of actuarial obligations	2014	2013

Value of actuarial obligations in the beginning of the year	17,196,047	21,950,348
Acquisition of subsidiary (*)	65,303	—
Current service cost	84,100	202,756
Interest on actuarial obligation	2,009,652	1,853,540
Benefits paid in the year (–)	(1,302,903)	(1,064,025)
(Gains)/Loss on actuarial obligations due to revaluation	441,874	(5,746,572)
Actuarial (gain)/loss due to changes in demographic assumptions	(74,348)	—
Actuarial (gain)/loss due to changes in financial assumptions	455,898	(6,425,397)
Actuarial (gain)/loss due to adjustments in experience	60,324	678,825

Present value of actuarial obligations at the end of the year	18,494,073	17,196,047

Consolidated results of defined benefit pensions - conciliation of fair value of plan assets:

Chart b.2 - Defined benefit pension plans - Activity and composition of fair value of assets	2014	2013

Fair value of assets in the beginning of the year	17,830,733	19,719,242
Acquisition of subsidiary (*)	52,699	—
Benefits paid during fiscal year(–)	(1,302,903)	(1,064,025)
Participant contributions made during the fiscal year	134,426	124,186
Employer contributions made during the fiscal year	238,939	169,033
Expected return on assets in the year	2,103,348	1,666,501
Gain/(Loss) on assets in the plan (excluding interest income)	243,355	(2,784,204)

Fair value of assets at the end of the year	19,300,597	17,830,733

Actual return on assets in the year	2,346,703	(1,117,703)

*	Acquisition of subsidiary (See Note 42)

Consolidated results of defined benefit pensions - Amounts recognized in Other Comprehensive Income:

	2014	2013	2012
Other Comprehensive Income (OCI) accrued - Other post-employment benefits	1,945,074	646,897	2,620,423

	2014	2013	2012
Actuarial gains (losses) recognized in OCI in the year - Other	(1,298,178)	811,935	(1,472,750)

c) Disclosure of Other Post-employment Benefits

Consolidated results of other post-employment benefits - conciliation of present value of defined benefit obligations:

Chart c.1 - Other post-employment benefits - Activity of present value of actuarial obligations	2014	2013	2012

Value of actuarial obligations at the start of the year	360,173	433,695	306,866
Current service cost	19,260	—	2,188
Interest on actuarial obligation	42,604	36,383	32,177
Benefits paid in the year	(14,977)	(10,197)	(10,424)
(Gain)/loss on actuarial obligations arising from remeasurement	(32,808)	(99,708)	102,888
Actuarial (gains) losses derived from changes in demographic premises	29,384	—
Actuarial (gains) losses derived from changes in financial premises	119,803	(179,178)
Actuarial (gains) losses derived from adjustments for experience	(181,995)	79,470

Present value of actuarial obligations at year end	374,252	360,173	433,695

Consolidated results of other post-employment benefits - Sums recognized in Other Comprehensive Income:

	2014	2013	2012
Other Comprehensive Income (OCI) accrued - Other post-employment benefits	185,388	218,196	317,904

	2014	2013	2012
Actuarial gains (losses) recognized in OCI in the year - Other post-employment benefits	32,808	99,708	(91,717)

d) Actuarial and economic assumptions

The actuarial assumptions presented below are used to determine the defined benefit obligation and expenses for the year.

Economic Assumptions
	2014	2013	2012
Annual actuarial discount rate (i)	12.19% a 12.27%	11.98% a 12.11%	8.24% to 8.79%
Annual actual actuarial discount rate	6.12% a 6.20%	6.34% a 6.47%	3.20% to 3.72%
Projected average increase in wages	6.78% a 9.80%	7.41%	6.99%
Projected average increase in benefits	5.72%	5.30%	4.89%
Actual annual rate of change in medical costs	1.00% a 5.64%	3.50%	3.50%
Average annual inflation rate	5.72%	5.30%	4.89%
Expected return on plan assets (ii)	12.19% a 12.27%	11.98% a 12.11%	8.24%

Demographic Assumptions
	2014	2013	2012
Turnover rate	0%;(2/participant age)-0,04;80% T1 Service Table	0.00%	0.00%
Mortality table, active and inactive	AT-2000;AT-83 BASIC F;AT-2000 (D10);AT-2000 (softened 10%) M&F;AT- 83 BASIC M;AT-83 M&F;AT-83 BASIC F	AT-2000	AT-2000
Disability mortality table	AT- 83;AT-83 (D10);AT-49 DES 2 years;MI-85;AT-49 M;AT- 49 M&F;AT-49 (M&F) AGR 100%;RP - 2000 Disable;AT - 83M (atoned by 5%);RP 2000 Disable M&F;RRB - 1983	AT-83	AT-83
Disability table	Light Weak, Medium and Strong; Alvaro Vindas;TASA-1927 Softened 30%)	Light Weak	Light Weak
% of married at retirement date	95%	95%	95%
Age difference between men and women	4 years	4 years	4 years

(i) Long-term interest rate

(ii) Represents the maximum and minimum return rates of asset plans.

The definition of this rate took into account the market practice of Federal government bonds, according to the criteria recommended by national and international standards, for terms similar to those of the flow of obligations of the benefits program, for the duration.

The global expected return rate is the weighted average of expected returns from the various categories of plan assets. The Management’s valuation of expected return is based on historical return trends and market analysts’ forecasts for the assets during the life of the respective obligation. The current return of BD plan assets was R$ 2,346,703 (R$(1,117,703) in 2013; R$ 3,922,865 in 2012).

e) Employer contributions

On December 31, 2014, the contributions made by the Company to the creation of mathematical provisions for benefits under the CD Plan reached R$ 183,145 (12/31/2013 - R$ 178,594; 12/31/2012 - R$ 172,006).

On December 31, 2014, the contributions made by the Company to the creation of mathematical provisions for benefits under the BD Plan reached R$ 238,713 (12/31/2013 - R$ 169,033; 12/31/2012 - R$ 205,632).

The Company expects to contribute R$ 262,323 to the defined benefit plan in the next year.

The average weighted duration of the defined benefit and health benefit obligation of the Company is 10.51 years.

An analysis of the expected maturities of non-discounted benefits of post-employment defined benefit plans:

Company On December 31, 2014	Less than 1 year	1-2 years	2-5 years	5 years	Total

Pension Plan	167,408	165,608	482,199	2,557,376	3,372,591

f) The actuarial assumptions relevant to determining the defined obligation are: discount rate, medical cost, expected salary increase, and mortality. The following sensitivity analyses were determined based on reasonably possible changes to the respective assumptions which occurred at the end of the reporting period, all other assumptions remaining constant.

Consolidated group

•	If the discount rate were 0.25% higher (lower), the defined benefit obligation would be reduced by R$ 409,995 (increased by R$ 428,433).

•	If medical costs were 0.25% higher (lower), the defined benefit obligation would increase by R$ 14,978 (decrease by R$ 13,648).

•	If life expectancy increased (decreased) in a year for men and women, the defined benefit obligation would increase by R$ 333,872 (decrease by R$ 340,739).

The sensitivity analysis presented may not be representative of the real change in the defined benefit obligation, since it is not likely that the change would occur in isolated assumptions, considering that some assumptions may be correlated.

Additionally, when presenting the sensitivity analysis, the present value of the defined benefit obligation was calculated by the projected unit credit method at the end of the reporting period, which is equal to that used to calculate the liability of the defined benefit obligation recognized on the balance sheet.

There was no change in relation to previous years in the methods and assumptions used to prepare the sensitivity analysis.

g) Sums included in the fair value of plan assets

Asset Category	2014	2013

Funds immediately available	4,826	1,161
Realizable amounts	862,037	500,747
Credit from Private Deposits	397,668	449,022
Investment in government bonds	3,073,487	2,962,902
Investment in fixed income	9,706,393	8,690,622
Investment in equities	2,718,104	2,751,255
Investment funds	1,905,109	2,029,948
Investment in real estate	861,319	627,148
Investment in structured products	275,595	207,187
Loans and financing	593,423	591,676
Other	140,856	86,098
(–) Funds receivable from sponsor	(454,484)	(315,290)
(–) Operating liabilities	(62,453)	(59,013)
(–) Contingency liabilities	(456,687)	(436,780)
(–) Investment funds	(84,577)	(116,304)
(–) Administrative funds	(163,708)	(113,777)
(–) Pension funds	(16,310)	(25,865)

	19,300,595	17,830,735

The fair value of capital and debt instruments is determined based on market prices quoted in active markets, while the fair value of securities investments are not based on market prices quoted in active markets.

29.2 Voluntary Redundancy Plan – PID

The Company and its subsidiaries implemented the Voluntary Redundancy Plan (PID) due to the restructuring of the corporate business model, as well as the organization, governance, and management of the Eletrobras System.

The PID was run from March to April, 2014 for the subsidiary Eletronuclear, and from June 10 to July 31, 2013 for all other companies, and had a total of 5,439 participants. The plan is divided into two stages: a) stage 1 - resignations between April/2014 and December 2014 for Eletronuclear, and July 2013 and December 2013 for all other companies, b) stage 2 – resignations from January/2015 to December/2015 for Eletronuclear, and January/2014 to November/2014 for all other companies.

Expenses with the PID include financial incentives and a health plan for a maximum period of 60 (sixty) months, for resignations in 2013, and 12 (twelve) months for resignations in 2014, starting on the date or resignation.

In order to cover those expenses, the Consolidated group recorded the sum of R$ 23,237 (R$ 1,644,858 in 2013), and in the comprehensive results for 2014, the Consolidated group recorded the sum of R$ 110,527.

NOTE 30 – PROVISIONS FOR CONTINGENCIES

The Company and its subsidiaries are partly involved in various lawsuits underway in the courts, especially in the labor and civil courts, and which are in various stages. The ultimate amounts and timing of the cash outflows for these lawsuits are uncertain and are dependent on the outcome of the specific court decisions.

	12/31/2014	12/31/2013
CURRENT
Labor	12,589	8,786
Civil	19,493	14,868

	32,082	23,654
NON-CURRENT
Labor	930,375	912,564
Tax	236,593	295,494
Civil	11,924,899	4,487,046

	13,091,867	5,695,104

	13,123,949	5,718,758

These provisions evolved in the following way this year:

Balance as of 12/31/2013	5,718,758

Provisions of the additions	4,657,095
Acquisition of subsidiary*	594,125
Reversal of provisions	(401,301)
Monetary correction	2,889,701
Cancellations	(1,660)
Payments	(332,769)

Balance as of 12/31/2014	13,123,949

*	See note 42

a) Main legal proceedings against the Company and its subsidiaries that resulted in the recognition of a provision as of December 31, 2014 follows:

a.1) Civil lawsuits

Company

Civil lawsuits in the Company are aimed at getting monetary correction criteria to be applied to accounting credits of the Compulsory Loan constituted in 1978.

The lawsuits were created in order to confute the monetary correction calculation system determined by legislation governing the Compulsory Loan, and applied by the Company. The credits were fully paid by the Company throughout of shares conversions, with monetary correction based on legislation.

The change of the provisions for contingencies in the year ended at December 31, 2014 refers mainly to the modification in the Company’s assessment of the contingent liabilities in relating to lawsuits regarding the lawfulness of the assignment of credits of the Compulsory Loan.

The Company had assessed that it was not probable an outflow of resources associated with these lawsuits would occur and believed it did not have a present obligation, once the criteria for monetary correction of those credits had been discussed, the central discussion was related to possibility of creditors being able to transfer those credits to third parties, as they originally came from a tax relationship, and the fact that such transfer was blocked by specific aspects in the legislation.

However, in March, 2015, the Company was ordered to pay a lawsuit which began in 2004, which was filed by an assignee who acquired credits transferred from 98 companies and which sought the recognition of the lawfulness of the transfer of credits made, as well as, alternatively, the collection of the difference in monetary correction on those credits. The requests were partially granted, and this phase of proceedings was concluded and execution began.

Given these latest development, the Company considered that the conditions to recognize a provision was now met. Consequently, during the fiscal year ending on December 31, 2014, a provision for these lawsuits an increased by compulsory loan subsequent adjustment in amount of R$ 1,935,662 was recognized.

After December 2014, there were significants litigations involving the parent company. The largest number of lawsuits in this universe comes from lawsuits that seek the application of monetary restatement criteria over the Compulsory Loan credits on consumption of electricity.

The purpose of such demands is to challenge the monetary restatement system determined by the law governing the Compulsory Loan and followed by the Company.

The credits arising out the compulsory loan were paid by the Company through conversions made in 1988, 1990 and 2005.

The dispute was taken to the Superior Court of Justice (STJ), and the substance of the case was decided by such Court. The matter, however, is currently the subject of appeals to the Supreme Court (STF), which are pending judgment.

Despite the matter being brought to the Supreme Court, in light of the Superior Court of Justice’s precedent, decided under Article 543-C of the Civil Procedure Code of 1973, the ongoing proceedings have taken its normal course and, therefore, several convictions have occurred to the payment of monetary restatement differences for that period and due to this fact Eletrobras has been the target of numerous enforcements. In such enforcements there is the conflict between Eletrobras and the complaints on how to calculate the amount due.

In the third quarter of 2015, the Supreme Court of Justice settled decisions confirming that there were certain events changing the characteristics of the Compulsory Loan claims, including, but not limited to, the restatement methodology calculation. The updated evidence obtained necessitated the Company to reassess this matter and concluded that the conditions to recognize a provision was now met.Consequently, during the fiscal year ending December 31, 2014, a provision for these lawsuits was recognized in the amount of R$ 4,141,503, no income tax effects apply, as subsequent information over facts and circumstances that existed at December 31, 2014.

In December 2014, there were about 3,986 provisioned judicial lawsuits with this subject being processed in several instances. The Company had a provision for these civil contingencies, in the Parent Company, in the amount of R$ 8,448,112 (December 31, 2013 – R$ 2,367,947) related to these lawsuits.

These lawsuits are not to be mixed up with those filed to obtain a redemption of Bearer Obligations, which are currently unenforceable, issued as a result of the Compulsory Loan. The Company recorded a provision of R$ 419,255 for the lawsuits from Independent Energy Producers (PIEs). These lawsuits are filed against the subsidiary Amazonas Energia, in which Eletrobras was included as a co-defendant, since it is a guarantor and main debtor of Amazonas in many energy supply contracts.

The lawsuits resulted in the recognition of provisions. Such lawsuits derive from payments, fines and fees for supposed delays and default by Amazonas in the fulfillment of obligations arising from those contracts.

CHESF

i. CHESF is the claimant in a lawsuit which is petitioning for an addendum (Factor K in the analytical correction of prices) to the contract for civil construction of the Hydroelectric Plant Xingó to be declared partially invalid. The contract was signed with the consortium formed by Companhia Brasileira de Projetos e Obras – CBPO, CONSTRAN S.A. – Construções e Comércio e Mendes Júnior Engenharia S.A., and for the refunding of sums paid for Factor K, approximately R$ 350 million (value at that time, converted into reais), in double.

The Pernambuco State Courts dismissed the lawsuit filed by the Company, and accepted the counterclaim presented by the defendants.

CHESF and the Federal Union, which is assisting it in this process, submitted special and extraordinary appeals to the Supreme Court. In August, 2010, the Supreme Court granted one of those special appeals submitted by CHESF, reducing the value of the cause, which means a substantial reduction in the honorariums that may be paid in the main lawsuit. The same Supreme Court rejected the remaining special appeals submitted by CHESF and the Federal Union, and therefore maintained the decision of the Pernambuco Court, which dismissed the declaratory action filed by CHESF and granted the counterclaim submitted by the defendants, which resulted in CHESF submitting requests for clarification, which went to trial in December/2012, and were concluded in December/2013, and were all rejected (on 12/31/2013, the respective ruling was still pending publication and notification of the parties).

At the same time, and since the conclusion of the processing of the fact in the ordinary instances, the defendants have been taking various initiatives before the ordinary Pernambuco State courts, to obtain enforcement of the sum requested in the counterclaim.

In August, 2013, the defendants took the initiative before the 12th Civil Court of Recife, PE, to obtain provisional enforcement of the sums which, by their own calculations, would be the correction of the sum granted them by the TJPE (Pernambuco State Court). In this case, CHESF was ordered to pay the sums in question, but submitted a “pre-enforcement challenge” (pointing out, supported by Supreme Court case law, various irregularities in the procedures that would immediately disallow this provisional enforcement, without prejudice to other specific topics challenged in the calculations of the defendants themselves due to the TJPE’s ruling): After a response from the defendants and a response from CHESF, on 12/31/2013 the process was awaiting court examination of this “challenge.” On 08/22/2014 the pre-enforcement challenge was dismissed, and the seizure via Bacenjud of R$ 948,670 was ordered. A surety bond was offered for R$ 1.3 billion in place of the online seizure, which was accepted on 08/28/2014 by the Judge of the 12th Civil Court, who ordered the immediate release of the sum seized. An appeal filed by the Consortium caused the suspension on 09/15/2014 of the effects of the decision which ordered the release of the sum; however, on 09/24/2014, the court quashed the Requests for Clarification filed by CHESF regarding the provisional execution, for lacking the condition of admissibility, and therefore revoked the constriction measures ordered incidentally.

The Consortium filed a Claim, assigned to the 6th Civil Chamber of the TJE on 11/06/2014, which was awaiting trial on 12/31/2014.

Considering the development of all of the proceedings referred to above and all of the rulings on the appeals presented until then, the Management, based on the opinion of its legal advisors and on calculations that took into account the suspension of payments related to Factor K and their respective monetary correction, determined a provision included under Non-Current Liabilities, the sum of which, updated to December 31, 2014, is R$ 850,891 is necessary.

ii. Lawsuit for compensation of 14,400 ha of land from the Aldeia farm, filed with the Sento Sé (BA) county on behalf of the estate of Anderson Moura de Souza and his wife. The sentence in the first instance granted the request and condemned CHESF to pay the sum of R$ 50,000 as principal, interest and monetary correction. CHESF filed an appeal to the Bahia state court and the process was transferred to the Federal Justice due to intervention by the Federal Union as assistant. As of December 31, 2014, there was no relevant activity in the process, and the motion for rescission is still awaiting trial. CHESF’s Management, based on the opinion of its legal advisors, reassessed the lawsuit and believes an it is more likely than not, an outflow of resources will occur for this present obligation and therefore has a provision for R$ 100,000 recorded under its non-current assets (December 31, 2013 – R$ 100,000).

iii. Lawsuit for compensation filed by Indústrias Reunidas Raimundo da Fonte S/A (Vitivinicola Santa Maria S.A), due to the flooding caused by the 1992 flood of the São Francisco river.

The sentence, which is final ordered a provisional settlement, and remitted to experts for definition of the consequential damages and lost profit. A single agricultural engineer was designated, who has the competence to determine the consequential damages but not the lost profit. The report was challenged by CHESF, who requested that the 1st Civil Court order an accounting expert report to be made in order to obtain an amount, even if approximate, for lost profits, considering the activity developed by the petitioner. The request was rejected, and an interlocutory appeal was filed, which upheld the dismissal, special appeal (which the TJPE declined to accept) and the Grievance on a special appeal (AREsp 377.209-PE), which as of 12/31/2013 was still pending appreciation by the rapporteur justice on whether to hear it or not. CHESF has a provision of R$ 57,651 to cover any losses arising in this matter, considering that consequential damages were already paid, and the discussion is limited only to the uselessness of the expert report for a discussion on lost profit.

Eletronorte

Expropriations filed by the Company with the intention of compensating the owners of the areas affected by the formation of the Balbina Hydroelectric Power Plant (AM) reservoir. Most of the proceedings are in the fulfillment of sentence phase. There is a discussion regarding the legitimacy of the deeds presented by the expropriated parties, and in fact the Federal Public Prosecutor has filed a class action lawsuit contesting those deeds. The provision created for this cause as of December 31, 2014 is R$ 364,549 (2013 – R$ 348,662).

FURNAS
The civil lawsuits are basically related to third-party claims in regards to expropriation lawsuits and for repossession, in addition to other claims related to accidents, various compensation claims and also for monetary compensation in legal claims. The Management of FURNAS, based on the opinion of its legal advisors, has a provision recorded in its non-current assets for R$ 118,609 (2013 – R$ 119,948).

a.2) Labor-related

FURNAS:

The sums provisioned in this group are derived from claims mainly related to: (i) hazard pay, (ii) disputes regarding severance pay amounts and the third constitutional vacation pay, as well as other items falling under Brazilian labor legislation, which the claimants deem they are entitled to or for rights they have received, but deem it to be worth more. Of these, process no. 0322200-47.1981.5.1.0031, by the Rio de Janeiro Engineer’s Union (SENGE), stands out.

On December 31, 2012, this lawsuit had a provision for R$ 33,141, considering that was more likely than not that there was a present obligation as a result of a past event and was probable there had been an outflow of resources.

Despite of the ruling on the Grievance Petitions filed in the Regional Labor Court by both parties, and the Union’s petition including sums have removed from the claim, the appealed decision was not granted (sentence in a Motion to Stay Execution).

In this regard, given the remove probability of reversal of the current scenario with the Supreme Labor Court (TST), the Company assess these claims result in present obligations and it is more likely than not there will be outflows of resources that embodies economic benefits to settle these obligations. The amount recognized as a provision at December 31, 2014 amounts is R$ 89,778.

Ceal

The Alagoas State Union of Urban Industry Workers filed a labor claim on behalf of the Company’s employees, as procedural substitute, seeking to receive alleged wage differences not received by virtue of implementation of the so-called “Bresser Plan” (Law-Decree no. 2,335/87).

The claim was granted by the Honorable Second Board of Conciliation and Judgment of Maceió-AL, a decision which was confirmed by the Regional Labor Court of the 19th Region, and the decision is final.

It so happens that, in execution of the sentence, the 2nd Labor Court of Maceió understood at the time that there would be no limitation on the base date for the category, which make execution excessively burdensome.

Hence, the likelihood there will be an outflow of resources for this present obligation was evaluated as probable as far as the loss being limited to the base date, since the judgment limiting the base date on the category will be issued with the continued execution.

According to the OJ/TST (SDI i) No. 262, “the judgment is not harmed by limiting the base date for the category in the execution phase of the sentence to pay wage differences which arose from economic plans.”

Payment of the wage differences was limited to the base date through Abstract 322 of the Supreme Labor Court (TST), which established: salary adjustments derived from so-called “triggers” and URPs (price reference unit), established legally as an advance, are owed only until the base date for each category.

We emphasize that among the applicable legal measures, stays of execution were filed, which would allow an examination of the limitation of calculations to the base date for the category, a procedure also adopted by the Attorney General of the Union.

Add to this the fact that the Union joined in the action, which reinforces the Company’s defense in the attempt to obtain a limitation on the base date. Also the decision dated March 15, 2011 by the Regional Labor Court of the 19th Region, proc. 251900.68.5.19.1989.0002, for the Companhia de Abastecimento de Águas e Saneamento de Alagoas – CASAL, which limited their base date. CEAL has a provision for this matter in the sum of R$ 4,687 (December 31, 2013 – R$ 4,502).

b) Lawsuits filed against the Company and its subsidiaries that are contingent obligations and therefore no provision have been recognized.

For each of the lawsuits described below, management of the Company, based on the opinion of their legal advisors, considers there is no present obligation for each of these cases and thereforeh no provisions have been recognized. Management of the Company believes the aggregate amounts of possible loss for these contingent obligations are as follows:

	12/31/2014	12/31/2013

Labor	1,212,589	666,485
Tax	7,802,015	6,726,561
Civil	14,650,667	14,781,110

	23,665,271	22,174,156

b.1) Civil

Company

i. The value of possible causes against the Company is substantially formed by those related to the Compulsory Loan, which claims are not contained in the court decision of August 2009. Note 24 contains a description of the nature of the Compulsory Loan. In December, 2014, the value of possible causes related to the Compulsory Loan was R$ 3,207,639 (December 31, 2013 – R$ 5,904,864).

ii. With regards to the lawsuits for which the risk assessment is possible, we point out the administrative lawsuit filed by the National Electrical Energy Agency (ANEEL) by means of Dispatch no. 63, of January 13, 2014, which ordered Eletrobras to reimburse to the RGR account the historical sums of R$ 1,924,188 and R$ 113,577, mainly from amortizations of the balance owed on financing not refunded to the RGR and the appropriation of financial fees from said fund in the period of 1998 to 2011.

The above-mentioned dispatch also orders the amounts in question to be corrected at the rate of the Banco do Brasil extra-market rate from the date in which they should have been refunded to the RGR until they are effectively returned to that fund. Eletrobras, in disagreement with this contradictory position by ANEEL, filed an administrative appeal on 01/24/2014, alleging the expiration of claims for reimbursement of those sums, the non-existence of an unlawful act by itself, and objective good faith in the management of the resources.

iii. With regards to lawsuits for which the risk assessment is possible, we point out the lawsuits from the Independent Energy Producers (PIEs). These lawsuits are filed against the subsidiary Amazonas Energia, and Eletrobras was included as co-defendant, since it is guarantor and main debtor of Amazonas in many energy supply contracts, and result in the sum of R$ 773,900.

Those lawsuits derive from payments, fines and feesf or supposed dleays and default by Amazonas in the fulfillment of obligations from those contracts.

iv. For information relating to securities class actions, please see note 4.XI.c.

v. This is an ordinary claim filed by Energimp aiming to obtain a judicial statement on the right to receive the full amount of energy generated, according to fees adopted under Proinfa, related to a specific period where it was not included in the program, due to the termination administrative procedure that aimed to determine irregularities in the qualification process.

The plaintiff obtained a preliminary decision determining that Eletrobras should transfer the due and payable payments and, later, the low court decision judged the claim as applicable.

Eletrobras has complied with the preliminary decision, transferring the fees from the Proinfa account, since the issuance of the preliminary order.

Notwithstanding compliance with the preliminary order, Eletrobras has filed an appeal claiming to reform the decision, and this appeal is pending judgment.

It is important to clarify that this claim refers to funds from the Proinfa account, which is managed by Eletrobras, but held by the Federal Government, not being related to ordinary funds of Eletrobras. On December 31, 2014, the value of the cause is R$ 263,004.

CHESF

The ordinary lawsuit filed by AES Sul Distribuidora Gaúcha de Energia, seeking the accounting and payment by ANEEL of market transactions related to the positive exposure (profit) obtained by not opting for the relief (insurance) in December of 2000. An interlocutory decision issued in the interlocutory appeal lodged by AES Sul against ANEEL resulted in a payment of approximately R$ 110,000

Class action lawsuit filed by the Federal Public Prosecutor in the Judiciary Paulo Afonso – BA mid-lower region, which, in short, aims to obtain a court order declaring the non-existence of the Agreement Addendum of 1986, signed in 1991, between CHESF and representatives of the Union Hub of Rural Workers of the São Francisco mid-lower region. The value attributed to this claim is R$ 1,000,000. A final sentence had not been issued in this process as of December 31, 2014.

Eletronorte

Compensation lawsuit: for reimbursement of sums paid to the company Albrás Alumínio Brasileiro S.A. by force of obligations assumed in insurance contracts, where said companies subrogated to themselves the credit with Eletronorte in the sum of R$ 229,835 (2013 – R$ 217,066).

Eletrosul

Compensation lawsuit brought by Mineradora Tibagiana Ltda., and which Consórcio Energético Cruzeiro do Sul is a party to. Eletrosul has a 49% stake in R$ 386,878, so R$ 189,570.

FURNAS

i. Process no. 0018333-44.2005.4.01.3400 - FURNAS x Aneel - R$ 115,360 (R$ 103,000 as of 12/31/2013). It is a Writ of Mandamus filed by FURNAS that, as defendant, seeks to annul a decision by Aneel that ordered the signing of the Contract of Use of the Transmission System (CUST) and other contracts related to the Transmission and Distribution of UTE Cuiabá. FURNAS alleges that, according to Resolution no. 236/2003 – Anel, CUST should be signed by the Power Plant of the venture with the ONS that would be the Energy Producing Company (EPE). In this case, FURNAS would merely be the marketer of the energy produced, not having assumed various financial charges derived from transmission and distribution contracts. Note that the lawsuit was dismissed in the first instance, however, FURNAS was able to obtain suspension of the signing of the contract from the Regional Federal Court (TRF) of the 1st Region, until the end of the case. The process is currently with the TRF of the 1st Region, awaiting judgment on the Civil Appeal filed by FURNAS.

ii. Aneel Process no. 0026627-17.2007.4.01.3400 – Annulment of Regulatory Resolution no. 257/2007, by Aneel, which regulates tariff revisions for the transmission services provided by FURNAS, aiming to obtain the current RAP (annual allowed income) until a new authorizing resolution is issued which will meet the terms of the concession contract signed with the granting authority, taking into account the investments made by FURNAS. Value: R$ 207,109,000 (R$ 184,919,000 as of 12/31/2013).

b.2) Tax-related

Company

It is a Special Appeal of Disagreement, filed by the National Finance Attorney, based on Article 7, II, of the Internal Regulations of the Superior Chamber of Tax Resources, against the rightful Ruling No. 202-19.201, unanimous, of the Second Chamber of the First Taxpayer Council.

In the case, a Notice of Infraction was served on Eletrobras, with the requirement to pay COFINS for taxable events which occurred in the period of February 1999 to November 2002, specifically regarding financial income earned from financing, loan and financial assignment contracts, and exchange fluctuations, derived from contracts between Eletrobras and Itaipu Binacional.

Eletrobras defended itself from the challenge, alleging that it excluded the revenue in question from the COFINS taxable based supported by Clause XII, subsection “b” of the Brazil-Paraguay treaty, which was the object of Legislative Decree no. 23, of 05/30/73.

Despite the challenge submitted, the tax requirement made by the Office of the Brazilian Federal Revenue Service in Brasilia was maintained, where Eletrobras filed a voluntary appeal, which was granted by the 2nd Chamber of the Taxpayer Council.

The Union (National Finance), filed a special appeal of disagreement, requesting annulment of the ruling, and that appeal is pending trial. In this manner, the last decision of the Taxpayer Council was favorable to Eletrobras, and we consider the decision to be fully consistent with Federal Supreme Court case law. Value as of December 31, 2014: R$ 403,397.

FURNAS

i. Process no. 16682.720.517/2011-98 in the administrative phase, regarding the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to a fiscal procedure to verify the determination of corporate income tax (IRPJ) and CSLL for the calendar year of 2007, particularly with regards to amounts considered for: reduction of net income; depreciation expenses; and other operating expenses. Value on December 31, 2014: R$ 1,070,522 (R$ 1,010,335 in 2013).

ii. Process no. 16682.720.516/2011-43 in the administrative phase, regarding the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to a fiscal procedure to verify a possible insufficiency in the collection or declaration of contributions to the PIS/Pasep and Cofins in the period of Oct/2006 to Dec/2009. Value as of December 31, 2014: R$ 1,010,814 (R$ 953,985 in 2013).

iii. Process no. 16682.720.878/2013-04 in the administrative phase, regarding the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to a fiscal procedure to verify the use of an expense in 2000 (due to assuming a debt with the Real Grandeza Foundation) as a fiscal loss recorded in 2009, and consequently offset in the calendar years of 2009, 2010 and 2011. The tax authority states that the record was made incorrectly, since the expense should have been accounted for in its period of competence, in 2000. As such, it disallowed the expenses deducted in the calendar year, 2011. Value as of December 31, 2014: R$ 634,585 (R$ 593,014 in 2013).

iv. Lawsuit Process no. 16682.720.331/2012-10 in the administrative phase, regarding the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to the use of IRPJ and CSLL tax credits determined at the end of calendar 2009, by an offsetting procedure deemed irregular by the Tax Authority, since FURNAS did not deliver the DCOMP to the Federal Revenue Service, in order to take the offset. Value as of December 31, 2014: R$ 466,228 (R$ 437,884 in 2013).

v. Process no. 16682.720.874/2013-18, a challenge filed against the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to FURNAS having treated the revenue from the use by Itaipu of the electrical network as exempt income. Default entry of difference in amounts owed for Pasep/Cofins and those declared by means in the DCTF (declaration of federal tax credits and debits). Value: R$ 182,114 (R$ 170,184 as of 12/31/2013).

Eletronuclear

The Company has been questioning a notice of infraction regarding decommissioning expenses considered deductible in 2005. The full value of the notice of infraction is R$ 6 million, and Company attorneys evaluated that is more likely than not that there is a present obligation as a result of a past event and is probable there will be an outflow of resources that embodies economic benefits to settle thereferred obligation.

CHESF

Collection lawsuit underway by the contractor Construtora Mendes Júnior S.A., hired to build the Itaparica hydroelectric plant, due to alleged financial losses resulting from a delay in the payment of invoices by the Company. The risk of loss in this lawsuit is considered by its managers, supported by legal advisors, as remote.

In this collection lawsuit, contractor Construtora Mendes Júnior S.A. obtained a sentence from the 4th Civil Court, which was later annulled, which sentenced CHESF to pay a sum which, including attorney’s fees and monetary correction until August of 1996, calculated by the criteria determined by the court, would be approximately R$ 7,000,000, a sum which has not been updated since. The Federal Public Prosecutor submitted a statement requesting that the entire process be dismissed, and in the merits, requested that it be inadmissible. The contractor Construtora Mendes Júnior S.A. filed appeals to the Supreme Court (ARESP), and on December 31, 2012, in that instance, the Federal Public Prosecutor issued an opinion finding that the appeals should be rejected. On December 31, 2014, the Extraordinary Appeal was pending judgment by the Supreme Court.

NOTE 31 – ASSET DECOMMISSION OBLIGATION

The Company recognizes obligations to decommission thermonuclear power plants, which consist of a program of activities required by the National Nuclear Energy Commission (CNEN), which allows dismantling these nuclear facilities safely and with a minimal impact on the environment, at the end of their operating cycle.

Given the specific characteristics of operating and maintaining thermonuclear power plants, whenever there are changes to the estimated cost of demobilization, due to new studies and new technological advancements, the decommissioning charges should be changed so as to adjust the balance of the obligation to the new reality.

The balance of the obligation recognized at current value, as of December 31, 2014, is R$ 1,314,480 (December 31, 2013 – R$ 1,136,342).

Balance of liability, at present value, as of 12/31/2012	988,490
Adjustment to present value / Exchange variance in the period	147,852

Balance of liability, at present value, as of 12/31/2013	1,136,342

Adjustment to present value / Exchange variance in the period	178,138

Balance of liability, at present value, as of 12/31/2014	1,314,480

NOTE 32 – ADVANCES FOR FUTURE CAPITAL INCREASE

The resources originated from the National Treasury, and are destined for the projects below:

	12/31/2014	12/31/2013
Acquisition of share in CEEE / CGTEE	173,521	156,460
Transmission line Banabuí - Fortaleza	2,929	2,641
UHE Xingó	8,230	7,421
Transmission line in the state of Bahia	1,288	1,162
Federal Electrification Fund - Law 5,073/66	7,638	6,886

	193,606	174,570

NOTE 33 – ONEROUS CONTRACTS

	BALANCE ON 12/31/2013	ADDITIONS	REVERSALS	BALANCE ON 12/31/2014

Transmission
Contract 061/2001	875,272	647,484	(914,268)	608,488
Contract 062/2001	—	23,602	—	23,602

Others	875,272	671,086	(914,268)	632,090
Generation
Itaparica	863,146	—	(863,146)	—
Jirau	711,881	—	(711,881)	—
Camaçari	267,117	—	(175,995)	91,122
Funil	95,903	131,385	(95,068)	132,220
Mauá- Klabin	19,853	—	(19,853)	—
Coaracy Nunes	88,545	—	(58,184)	30,361
Others	30,425	260,138	(44,468)	246,095

	2,076,870	391,523	(1,968,595)	499,798

Distribution
Intangible	295,259	—	(295,259)	—

	295,259	—	(295,259)	—

	3,247,401	1,062,609	(3,178,122)	1,131,888

Total Current Liability*	3,066	221	(1,600)	1,687

Total Non- current Liability	3,244,335	1,062,388	(3,176,522)	1,130,201

TOTAL	3,247,401	1,062,609	(3,178,122)	1,131,888

(*)	Amount recorded under other current liabilities

	12/31/2014		12/31/2013
	BALANCE	DISCOUNT RATE	BALANCE	DISCOUNT RATE
Transmission	632,090	6.45%	875,272	6.57%
Generation	499,798	6.80%	2,076,870	6.69%
Distribution	—	6.61%	295,259	6.14%

TOTAL	1,131,888		3,247,401

Of the provision for onerous contracts maintained on December 31, 2014, R$ 1,101,527 (R$ 2,426,741 on December 31, 2013) arise from concession contracts extended under Law 12,783/13, due to the tariff determined presenting an imbalance in regards to current operating and maintenance costs. Given this, the present obligation according to each contract was recognized and measured as a provision, and may be reversed due to adjustments in the cost reduction and/or tariff revision program.

UHE Jirau

The variance recorded in the provision for UHE Jirau between December 31, 2013 and 2014 refers to the variance in the average historical PLD from R$ 109.78/MWh to R$ 178.84/MWh.

UHE Itaparica Resettlement Program

Since the construction of the Itaparica hydroelectric power plant, and due to the formation of the Itaparica lake, 10,500 families were dislocated, 6,100 of which were small farmers, and among those were 200 native families of the Tuxá tribe. This resulted in the creation of the Itaparica Resettlement Program, whose objective is to resettle families dislocated from the area flooded by the plant’s reservoir, currently Luiz Gonzaga, located between the states of Pernambuco and Bahia.

The partial reversal of the Onerous Itaparica Contract in the period was due mainly to Codevasf assuming the operation and maintenance of the common use irrigation infrastructure.

UHE Camaçari

The variance recorded in the provision for UHE Camaçari arose due to registration of reversal of the onerous contract by decision of the regulatory agency Aneel to reduce the Amount of Use of the Transmission System (MUST) from 346,598 mW, retroactively to December 16, 2014, with the sum of R$ 1,266 to be refunded to the company for January, 2015, in the Monthly Determination of Services and Fees (AMSE), performed by the National Electrical System Operator (ONS) in the determination subsequent to this decision.

NOTE 34 – LONG-TERM OPERATING COMMITMENTS

The Company’s long-term operating commitments, mainly related to purchase agreements for electrical energy and fuel, are:

1. Purchase of energy

Companies	2016	2017	2018	2019	2020	Após 2020

Amazonas	637,718	662,694	716,130	748,542	787,925	4,060,306
CGTEE	184,212	184,212	184,212	184,212	153,012	459,036
Chesf	249,750	237,810	226,540	226,540	2,342,940	—
Distribuidora Alagoas	700,321	753,132	852,984	894,483	894,483	894,483
Distribuidora Piauí	538,106	629,837	631,715	633,699	635,795	10,905,349
Distribuidora Rondônia	780,914	842,551	1,060,572	1,124,206	4,766,635	—
Eletronorte	98,700	99,907	101,405	102,926	104,756	106,037
Eletrosul	230,299	219,742	200,559	209,108	176,819	2,525,445
Furnas	520,062	519,482	513,594	520,323	515,001	512,753

Total	3,940,082	4,149,367	4,487,711	4,644,040	10,377,366	19,463,409

2. Fuel suppliers

Companies	2016	2017	2018	2019	2020	Após 2020

Amazonas	2,269,200	2,263,000	2,263,000	2,269,200	2,269,200	22,692,000
CGTEE	131,421	131,421	131,421	131,421	131,421	525,687
Eletronuclear	233,203	110,751	6,232,631	—	—	—

Total	2,633,824	2,505,172	8,627,052	2,400,621	2,400,621	23,217,687

The main activity in the purchase of fuel is in the subsidiary Eletronuclear, which has contracts signed with Indústrias Nucleares Brasileiras - INB for the purchase of Nuclear Fuel for the production of electrical energy, to recharge the thermonuclear power plants (UTN) Angra I and Angra II, as well as to deploy UTN Angra III and recharge it in the future.

The subsidiary Amazonas has a long-term commitment for the purchase of natural gas to generate thermoelectrical energy with Companhia de Gás Natural do Amazonas – CIGÁS. The final term of the contract is 11/30/2030.

3. Purchase of Energy from Independent Producers - PROINFA

The Company supports the development of projects to diversify the Brazilian energy grid, through the alternative electrical energy sources incentive program implemented by Law 10,438, of April 2002, seeking regional solutions for the use of renewable energy sources and providing incentives for the growth of national industry.

PROINFA establishes the operation of 144 power plants, totaling 3,299.40 mW* of installed capacity. Power plants in the program will account for the generation of approximately 12,000GWh/year, equivalent to 3.2% of the total annual consumption in the country. The 3,299.40 mW* contracted are divided into 1,191.24 mW* from 63 Small Hydroelectric Power Plants (PCH’s), 1,422,92 mW* from 54 eolic power plants, and 685.24 mW from 27 biomass based power plants. In 2006, the Company agreed to purchase electrical energy produced by PROINFA for a period of 20 years, and to transfer this electrical energy to transmission and distribution concessionaires, which in turn will transfer the electrical energy to free and self-producing consumers, excluding low-income consumers, in the proportion of their consumption. Each transmission and distribution concessionaire pays the Company the annual cost of electrical energy provided to captive consumers, free consumers and self-producing consumers connected to their facilities, in twelve monthly payments, each of them made in advance in the month in which the energy is to be consumed.

4. Sale of energy

Companies	2016	2017	2018	2019	2020	Após 2020

CGTEE	507,700	469,600	469,600	469,600	469,600	1,878,400
Chesf	233,310	208,620	—	—	—	—
Eletronorte	5,484,696	4,263,947	4,338,762	4,315,669	3,311,250	14,682,922
Eletronuclear	2,246,260	2,246,260	2,246,260	2,246,260	2,246,260	—
Furnas	3,643,446	3,291,312	2,671,525	2,671,525	1,649,290	1,689,253

Total	12,115,412	10,479,739	9,726,147	9,703,054	7,676,400	18,250,575

5. Environmental Commitments

Companies	2016	2017	2018	2019	2020	Após 2020

Eletronuclear	70,000	74,025	50,665	41,532	—	—
Eletronorte	20,000	20,000	20,000	20,000	20,000	36,000

Total	90,000	94,025	70,665	61,532	20,000	36,000

A) Angra III

Commitment agreements assumed with the cities of Angra dos Reis, Rio Claro and Paraty, in which Eletronuclear committed to sign specific agreements of an environmental nature linked to the UTN Angra III, to conduct programs and projects in accordance with the conditions established by IBAMA.

B) Regional Insertion Plan – Tucurí

Due to legal requirements related to the expansion projects for the Hydroelectric Power Plant Tucuruí and raising its reservoir levels from 72 to 74 meters, there was a need to license this venture with the State Environmental Secretariat (Sema) for the state of Pará, and that agency set a condition for approval of the Installation Permit (LI) that Eletronorte implement various environmental mitigation and compensation programs.

C) Environmental Permits

The socio-environmental actions implemented for environmental risk provisions for contingencies in the business units of ELETROSUL ensure the commitment to obtain Environmental Permits, as well as authorization to cut vegetation, with the support of the Public Prosecutor, who will oversee the development of these investments.

6. Purchase of fixed and intangible assets

Companies	2016	2017	2018	2019	2020	Após 2020

Chesf	25,647	3,289	2,880	—	775	—
Eletronuclear	3,622,342	1,511,009	472,659	43,631	—	—
Eletronorte	26	—	—	—	—	—

Total	3,648,015	1,514,298	475,539	43,631	775	—

Contracts signed with various suppliers to purchase replacement equipment in the permanent assets mainly of power plants Angra I, Angra II, and Angra III, necessary to the operational maintenance of those assets.

7. Acquisition of input materials

Companies	2016	2017	2018	2019	2020	Após 2020

CGTEE	40,498	40,499	40,499	40,499	40,499	—

Total	40,498	40,499	40,499	40,499	40,499	—

The subsidiary GTEE acquires lime to control waste emissions in its plants.

8. Commitments – Jointly controlled ventures

The value of commitments to jointly controlled ventures are presented below at the proportion of participation by the companies.

8.1	Purchase of fixed assets

The Company has procurement contracts for fixed asset goods with suppliers, for an interest in Special Purpose Companies (SPE), as presented below:

Companies	2016	2017	2018	2019	2020	Após 2020

Norte Energia	492,464	220,370	41,768	41,768	—	—
Extremoz	3,926	3,926	—	—	—	—
CCBM	202,938	92,488	15,346	—	—	—
ELM	71,205	29,612	6,970	2,873	2,873	2,873
IMPSA	47,372	20,502	3,032	354	354	353
Votorantim	2,717	449	—	—	—	—
ESBR	170,197	11,741	—	—	—	—
Teles Pires	60,903	—	—	—	—	—

Total	1,051,722	379,088	67,116	44,995	3,227	3,226

8.2	Use of public goods

Companies	2016	2017	2018	2019	2020	Após 2020

Eletronorte	4,033	3,744	3,478	3,233	3,006	28,034

Total	4,033	3,744	3,478	3,233	3,006	28,034

8.3	Capital contribution

The Company has future commitments signed regarding an interest in Special Purpose Companies (SPEs) in the form of advances for future capital increases, as presented below:

Companies	2016	2017	2018

Coqueirinho 2	1,549	—	—
Papagaio	968	—	—
Norte Energia	120,356	—	—
Sinop	1,323	16,188	—
Paraiso	5,819	3,371	931
Transnorte Transmissora de Energia S.A.	219,712	—	—
Belo Monte Transmissora de Energia S.A.	173,460	81,585	46,300
Famosa III	44,956	158,020	—
Serra do Mel	98,901	62,408	—
Acaraú	60,144	50,966	—
Itaguaçu da Bahia	162,794	77,579	—
UHE São Manoel	73,000	14,000	45,000
Vale do São Bartolomeu	2,543	—	—
IE Belo Monte	204,290	78,170	46,300
Lago Azul	1,050	—	—
Mata de Santa Genebra	263,300	—	—

Total	1,434,165	542,287	138,531

8.4	Cost of construction

Companies	2016

Eletronorte	120,680

Total	120,680

8.5	Sale of energy

Companies	2016	2017	2018	2019	2020	Após 2020

Eletronorte	1,017,522	2,714,555	2,827,972	2,827,972	2,835,720	67,917,827

Total	1,017,522	2,714,555	2,827,972	2,827,972	2,835,720	67,917,827

*	Unaudited

NOTE 35 – SHAREHOLDERS´ EQUITY

I – Capital Stock

The Company’s capital as of December 31, 2014 is R$ 31,305,331 (December 31, 2013 – R$ 31,305,331) and its shares have no face value. Preferred stocks have no voting rights and are not convertible into common stocks, however, they have priority in the reimbursement of capital and distribution of dividends at the annual rate of 8% for class “A” shares (subscribed to by June 23 of 1969) and 6% for class “B” shares (subscribed to by June 24 of 1969), calculated on the capital corresponding to each class of shares.

The Company capital is represented by 1,352,634,100 book-entry shares, and is distributed, by main shareholders and types of shares, on December 31, 2014, as follows:

12/31/2014
	COMMON		PREFERRED				TOTAL CAPITAL
Shareholder	NUMBER	%	Series A	%	Series B	%	NUMBER	%

União	554,395,652	51.00	—	—	1,544	0.00	554,397,196	40.99
BNDESPAR	141,757,951	13.04	—	—	18,691,102	7.04	160,449,053	11.86
BNDES	74,545,264	6.86	—	—	18,262,671	6.88	92,807,935	6.86
FND	45,621,589	4.20	—	—	—	—	45,621,589	3.37
FGHAB	1,000,000	0.09	—	—	—	—	1,000,000	0.07
FGI	—	—	—	—	8,750,000	3.30	8,750,000	0.65
Others	269,729,841	24.81	146,920	100.00	219,731,566	82.78	489,608,327	36.20

	1,087,050,297	100.00	146,920	100.00	265,436,883	100.00	1,352,634,100	100.00

Of the total of 470,352,508 (after deducting the 225 common stocks for the Directors and Members of the Board of Directors of Eletrobras) shares in the possession of minority shareholders, 297,794,352, or 63.3%, are owned by non-resident investors, 186,043,194 of which are common, 28 are class “A” preferred stocks, and 111,751,130 are class “B” preferred stocks.

Of the total shareholders that reside abroad, 76,629,265 common shares and 25,115,782 class “B” preferred shares are custodied, and held under custody in the American Depositary Receipts (ADR’s) program.

II – Capital Reserves

	12/31/2014	12/31/2013
Insufficient remuneration compensation (CRC)	18,961,102	18,961,102
Premium on the emission of shares	3,384,310	3,384,310
Special – Law- Decree 54,936/1964	387,419	387,419
Monetary correction of the opening balance sheet of 1978	309,655	309,655
Monetary correction of the Compulsory Loan - 1987	2,708,432	2,708,432
Donations and subsidies - FINOR, FINAM and others	297,424	297,424

	26,048,342	26,048,342

III – Profit Reserves

The Company’s bylaws establish the allocation of 50% of net profit in a year to the creation of an Investment Reserve, and 1% for a Studies and Projects Reserve, whose creation is limited to 75% and 2% of company capital.

	12/31/2014	12/31/2013 (revised)	01/01/2013 (revised)
Legal (art. 193 - Law 6.404/1976)	2,233,017	2,233,017	2,233,017
Statuatory (art. 194 – Law 6.404/1976)	26,022	2,989,936	9,916,882

	2,259,039	5,222,953	12,149,899

NOTE 36 – LOSS PER SHARE

(a) Basic and diluted

Basic earnings (loss) per common share is calculated by dividing the earnings (loss) attributable to Company shareholders by the weighted average amount of common shares outstanding during the year, excluding common shares bought by the Company and carried as treasury shares. The 12,018,738 dilutive potential common shares (Compulsory Loan – Note 24) were not included in the calculation of the weighted average number of common shares due to the anti-dilutive effect. Basic earnings (loss) per preferred share is calculated by dividing the earnings (loss) attributable to Company’s preferred shareholders by the weighted average amount of preferred shares outstanding during the year. The net losses attributable to the Company’s shareholders are allocated to each class of shares on a pro-rata basis in accordance with the Company’s by laws.

12/31/2014
Numerator	Common	Preferred A	Preferred B	Total
Loss attributable to share class	(5,003,718)	(676)	(1,221,811)	(6,226,206)

Denominator	Common	Preferred A	Preferred B	Total
Weighted average number of shares	1,087,050	147	265,437	1,352,634
% shares compared to total	80.37%	0.01%	19.62%	100.00%

Basic result per share (R$)	(4.60)	(4.60)	(4.60)

12/31/2013 (a)
Numerator	Common	Preferred A	Preferred B	Total
Loss attributable to each class of shares	(4,972,168)	(672)	(1,214,107)	(6,186,948)

Denominator	Common	Preferred A	Preferred B	Total
Weighted average amount of shares	1,087,050	147	265,437	1,352,634
% of shares in relation to total	80.37%	0.01%	19.62%	100%

Basic and diluted loss per share (R$)	(4.57)	(4.57)	(4.57)

12/31/2012 (a)
Numerator	Common	Preferred A	Preferred B	Total
Loss attributable to each class of shares	(5,412,773)	(732)	(1,321,697)	(6,735,202)

Denominator	Common	Preferred A	Preferred B	Total
Weighted average amount of shares	1,087,050	147	265,437	1,352,634
% of shares in relation to total	80.37%	0.01%	19.62%	100%

Basic and diluted loss per share (R$)	(4.98)	(4.98)	(4.98)

(a)	See note 3.29, Revised of Financial Statements, for further information.

NOTE 37 – NET OPERATING REVENUE

	12/31/2014	12/31/2013	12/31/2012
OPERATING REVENUE

Generation

Supply of energy to distribution companies	12,175,362	8,066,674	13,080,819
Supply of energy to final consumers	3,317,103	3,774,404	3,659,984
Short-term eletricity	3,817,976	2,395,732	1,640,241
Maintenance and operating revenue, renewed concessions	1,803,127	2,198,235	—
Construction revenue, renewed concessions	240,040	736,854	—
Financial effect of Itaipu	(97,740)	67,961	502,067

	21,255,868	17,239,860	18,883,111

Transmission

Maintenance and operating revenue, renewed lines	1,207,090	2,037,399	—
Maintenance and operating revenue	994,178	118,382	2,544,791
Construction revenue	1,786,195	1,797,324	1,960,474
Financial – Return on investment	714,409	552,106	2,852,332

	4,701,872	4,505,211	7,357,597

Distribution

Supply of energy to final consumers	7,310,337	4,419,444	5,099,414
Construction revenue	873,413	1,013,684	1,345,519
CVA and other financial items	38,477	—	—

	8,222,227	5,433,128	6,444,933

Other revenue	1,339,294	1,008,200	962,425

	35,519,261	28,186,399	33,648,066

(–) Deductions from Operating Revenue

(–) ICMS	(1,683,781)	(1,231,306)	(1,368,957)
(–) PASEP and COFINS tax	(2,685,562)	(2,238,363)	(2,516,696)
(–) Sector-specific charges	(1,005,014)	(870,490)	(1,723,889)
(–) Other deductions (including ISS)	(7,097)	(10,596)	(24,227)

	(5,381,454)	(4,350,755)	(5,633,769)

Net operating revenue	30,137,807	23,835,644	28,014,297

Generation revenue are classified as: i) Supply of energy to distribution companies – consists of the sale of electricity in the regulated market to distribution companies; ii) Supply of energy to final consumers – consists of the sale of electricity to end-consumers, which also includes bilateral contracts and sales to large electricity consumers, and; iii) Short term electricity – consists of the sale of electricity on the spot market using the difference settlement price (preço de liquidação das diferenças, “PLD”). The PLD is the price for power which is used to settle contracts on the spot market. It is determined by ONS (Operador Nacional do Sistema,the national system operator) using algorithms which optimize the use of the power grid. The PLD takes into account the predominance of hidroeletric generated power in Brazil and seeks to strike a balance between the current and expected water usage.

In the period, the Company earned high revenues from the marketing of electrical energy on the short-term, due to the increase in the Difference Settlement Price (PLD), which is the price determined weekly for each level of charge based on the marginal operating cost, used to price a purchase or sale of energy on the short-term market (MCP).

NOTE 38 – RESULTS OF EQUITY METHOD INVESTMENTS

	12/31/2014	12/31/2013	12/31/2012

Investment in affiliated companies
Interest on capital	10,611	98,236	—
Equity	(1,518,268)	(104,393)	415,168

	(1,507,657)	(6,157)	415,168

Other investments
Interest on capital	20,008	14,282	23,520
Dividends	98,477	101,275	112,018
Remuneration of investment in partnerships	24,429	20,707	17,684
Capital income - ITAIPU	56,439	47,661	43,812

	199,353	183,925	197,034

	(1,308,304)	177,768	612,202

NOTE 39 – PERSONNEL, SUPPLIES AND SERVICES

	12/31/2014	12/31/2013	12/31/2012
Personnel	5,609,320	6,650,154	5,112,213
Supplies	310,276	295,442	302,186
Services	2,565,777	2,298,990	2,256,424

	8,485,373	9,244,586	7,670,823

NOTE 40 – ENERGY PURCHASED FOR RESALE AND CHARGES UPON USE OF ELECTRIC NETWORK

	12/31/2014	12/31/2013	12/31/2012

Charges for use of grid	1,523,379	1,560,883	1,586,809

Energy bought for resale
Supply	5,104,583	2,142,924	2,011,954
Marketing at CCEE	2,864,480	555,752	532,017
Proinfa	2,502,382	2,783,694	2,292,995
Others	(46,745)	32,836	26,323

	10,424,700	5,515,206	4,863,289

	11,948,079	7,076,089	6,450,098

NOTE 41 – OPERATING PROVISIONS

	12/31/2014	12/31/2013	12/31/2012
Guarantees	115,166	83,681	28,885
Contingencies	7,797,129	1,399,321	579,851
ADA - Consumers and resellers	83,921	(792,871)	919,359
ADA - Financing and laons	(269,051)	106,232	(137,495)
Onerous contracts	(1,800,401)	(1,924,657)	1,636,137
Investment losses	(1,414,171)	142,622	187,741
Impairment	377,551	1,338,903	1,058,940
Adjustment to Market Value	110,902	408	(144,661)
Provision/reversal for financial asset loss	(791,868)	791,868	—
Impairment BRR	(360,648)	1,122,970	—
Provisions for losses on fixed assets	235,064	—	—
Provision for environmental compensation	104,904	—	—
Others	474,724	989,728	842,465

	4,663,221	3,258,205	4,971,221

Due to the transfer of shareholder control of Grupo Rede, controller of CEMAT, to Energisa, the impairment loss was reversed for the investment in CEMAT, in the sum of R$ 334,293, and allowance for doubtful accounts for CEMAT and CELTINS, in the sum of R$ 290,973, as per Note 9.

On December 16, 2014, ANEEL, by means of REN 642/14 and REN 643/14, established criteria and procedures for investments that will be considered in the tariff-setting processes and eligible for additional revenue, including those already performed as of January 01, 2013. Thus, the impairments for financial asset loss were reversed.

Subsequent events - ICMS (value added tax) over Fuel Accounting Consumption

Throughout Normative Resolution No. 303/2008, ANEEL established the methodology and the procedures to calculate, disclose and validate the ICMS (value added tax) amount recognized as cost arising out of the acquisition of fuels, as well as calculation, disclosure, supervision, and payment of the liabilities to be reimbursed to CCC-ISOL by beneficiary agents who have received ICMS refund in amount higher than the effective cost incurred with this tax.

Throughout Order No. 4,722/2009 SFF/ANEEL, ANEEL determined the accounting recognition of the amount regarding the Fuel Consumption Account CCC to be refunded as a liabilities, related to the period between January 2004 and December 2007.

The Management of the subsidiary Amazonas Energia, supported by legal consultants, required in courts the suspension of effects of this resolution issued by ANEEL.

However, considering the phase of the judicial lawsuit at the time, despite admissibility of the corresponding merit, there were some uncertainties regarding the outcome of the lawsuit, reason why Eletrobras understood it probably had a present obligation, and thus have recognized a provision between 2009 and 2015 to cover potential losses related to these alleged debts with the CCC pertaining to ICMS.

In view of the judicial decision that conceded the merit to the ICMS (value added tax) reimbursement claim dispute to the subsidiary Amazonas Distribuidora, ANEEL (the regulatory agency) has filed a Bill of Review. On November 17, 2015 this Bill of Review was denied by the Federal Regional Court and afterwards the appeal has lost its object, due to the decision that judged the claim to be appropriate, granting to Amazonas Distribuidora the injunction it claimed and ratifying the preliminary order issued before. In view of such facts, the Company reassessed its prior position, together with its legal advisors and concluded that it no longer had a present obligation for which an outflow of resources was probable. Based on the above, Eletrobras reversed the loss provision to cover such liabilities in the amount of R$ 1,100,499.

The Company recorded it as a subsequent adjusting event that brings information about facts and circumstances existing as of December 31, 2014

NOTE 42 – BUSINESS COMBINATION

(a) Acquisition of control over CELG D

On September 26, 2014, in an Extraordinary General Meeting, Eletrobras approved the acquisition of a controlling interest in CELG Distribuição S.A.- CELG D, a concessionaire of the distribution and marketing of electrical energy, in accordance with the Share Purchase Commitment, signed on August 26, 2014 between Eletrobras, Companhia CELG de Participações – CELGPAR and the state of Goiás, with the intermediation of CELG Distribuição S.A. – CELG D. The object of the transaction is the economic and financial recovery of CELG D, and it was structured so as to fulfill the interests of both parties, bringing positive results both for Eletrobras and for the state of Goiás. The following justifications for the acquisition stand out:

•	Recovery of credits from sector-specific funds (RGR, CDE and CCC) and of energy from Itaipu;

•	Rebalancing of CELG D’s financial situation, which will result in the concessionaire remaining compliant with its commitments in the sector;

•	CELG D’s market is growing at high rates, about 7.2% in 2012 and 5.5% in 2013;

•	Loss, default, and PMSO rates are close to that established by ANEEL; (*PMSO: personnel, materials, outsourced services and other costs)

•	After capitalizing the company by CELGPAR and ELETROBRAS entering, there is the possibility of the concession being renewed for another thirty years, which will result in the company gaining value, with gains to shareholders, including ELETROBRAS.

•	ELETROBRAS has experience managing electrical energy distributors, and considers that, once CELG D is economically and financially recovered, it has the capacity to operate in economic and financial balance, making its activities profitable after an adequate restructuring of debt and recapitalization.

The mentioned Share Purchase Commitment established a commitment for CELGPAR to sell, and for Eletrobras to buy, 51% of the common shares representing the capital of CELG D for the fixed and non-adjustable price of R$ 59,533, to be paid within 90 days of CELG D’s shares being entered into the books as belonging to Eletrobras.

The Share Purchase Commitment also established precedent conditions for the operation to be concluded. Until the date of this financial statement, all of the conditions precedent were met, except for the effective transfer to CELG-GT of certain properties owned by CELG-D and not attached to its operations, listed in the aforementioned Commitment, and which the parties expect to conclude as soon as possible.

In light of accounting standards in effect, Management concluded that on the date of the Meeting that approved the purchase, Eletrobras came to own substantive rights over CELG D, and September 26, 2014 was set as the date of purchase of a controlling interest in CELG-D, and therefore the effective merger date.

The provisionally estimated fair value of identifiable assets and liabilities acquired in CELG D, as of the merger date, are the following:

Estimated fair value on purchase date
On September 26 , 2014
Assets
Cash and cash equivalents	159,703
Consumers, concessionaires and permit-holders	707,460
Financial assets	1,792,780
FUNAC reimbursement (right to compensation)	594,125
Other assets	854,684

Liabilities
Suppliers	1,450,886
Debentures	192,706
Loans and financing	581,771
Regulatory fees	419,177
Deferred income tax and social contributions	37,487
Provisions for contingencies	594,125
Other liabilities	734,937

Fair value of net assets identified	97,663

Eletrobras stake in net assets acquired	49,740
Fair value of the consideration	59,454
Goodwill generated in the purchase	9,714
Fair value of non-controlling interest	47,924

The accounting of the purchase of CELG D was provisionally determined to be September 26, 2014, due to the need for a more in-depth and detailed assessment of the fair value of assets acquired and liabilities assumed.

On the date of conclusion of these financial statements, the Company concluded the assessement of the fair value determined on a provisional basis on the acquisition date, and no adjustment was recognized.

The gooodwill from the acquisition of Celg-D was recognized under intangibles (see note 18).

(a.1) Non-controlling interest

The non-controlling interest (49% CELGPAR), recognized on the purchase date in the consolidated financial statements were measured based on the proportion of non-controlling interest of the fair value of net assets on the date of purchase, and totaled R$ 47,924.

(a.2) Impact of the purchase on Eletrobras’ bottom line (information not audited by independent auditors)

The consolidated revenues and result of the period since the date of acquisition were R$ 1,259,151 and R$ 125,445, respectively, and are included in the consolidated profit and loss statement for fiscal 2014.

If the business merger was done on January 1, 2014, the consolidated net operating revenue of Eletrobras from ongoing operations would be R$ 24,093,980, and loss for the period ending on December 31, 2014 would be R$ 1,846,608.

(a.3) Compensation assets and contingent liability

The Company recognized the sum of R$ 594,125 as FUNAC Reimbursement. This sum is attributed to the right to compensation for liabilities assumed in the business merger, as defined in the Share Purchase Commitment. The compensation for these liabilities is the responsibility of FUNAC (CELG D Contribution Fund), created by the state of Goiás in accordance with State Law no. 17,555, of January 20, 2012, and consists of a budget entry to be maintained by the State for a maximum term of 30 years, counted from the date the law creating it went into effect. The objective is to allocate and gather financial resources to fulfill obligations arising from administrative and judicial litigation liabilities of CELG D, even if not entered into the books, arising from decisions from administrative authorities that are not appealable, final court decisions and/or court or out-of-court agreements ratified by the judiciary, when the triggering events occurred before the date of purchase by Eletrobras of CELG D shares.

The opening of the provision balance by nature for contingencies arising from the acquisition of CELG D, for a total of R$ 594,125, is demonstrated below:

9/30/2014

Labor- related	88,307
Tax- related	83,334
Civil	422,485

594,126

Following is a description of the nature of the main contingent liabilities of CELG D:

- Class action lawsuit with a request for injunction, petitioning that ordinances 38/8 and 45/86 be declared null, filed by ASSOBRAEE (Brazilian Association of Consumers of Water and Electrical Energy) in the sum of R$ 40,000.

(a.4) Joint sale agreement

Considering that the purchase price of the controlling interest in CELG was defined based on the end of CELG D’s current concession, set for July, 2015, not considering the renewal of the concession established by Law 12,783/2013, since that Law has not yet been regulated, the Share Purchase Commitment establishes that, if either of the Parties expresses an interest in selling its interest in CELG D within 18 months from the extension of the latter’s concession, if that occurs, the sale must be made jointly by the Parties, and will encompass 51% of the shares representing the concessionaire’s company capital.

Eletrobras and CELGPAR are committed to sell at least 51% of the shares in CELG D, where at least 13% of the shares are owned by Eletrobras, with identical pricing for each share sold.

The conditions for implementation of this joint sale are: (i) that the expression of interest in the sale occur within 18 months counted from the date CELG D’s concession is renewed, and that the sale be concluded within 24 months counted from the date of that expression, and further (ii) that CELGPAR, at the time the interest in selling is expressed, holds at least 25% of shares representing the capital of CELG D.

The term of 24 months to conclude the sale may be extended once, for the same period of time, only in the case of a delay caused by a third party.

The joint sale will be subject to the rules established by the National Privatization Program (PND) or applicable federal regulations at the time, since after ELETROBRAS purchased a controlling interest in CELG D, it became a federal company.

The Company concluded the process of purchasing Celg Distribuição S.A. (“Celg-D”) by paying and transferring, on January 27, 2015, 76,761,267 common shares issued by CelgD, corresponding to 50.93% of the Distributor’s capital, for the sum of R$ 59,454.

(b) Acquisition of control over Linha Verde Transmissora de Energia S.A.

On October 2, 2013, the Executive Management of the subsidiary Eletronorte approved the acquisition of the interest of Abengoa Concessões Brasil Holding S.A. in the Special Purpose Company (SPE) Linha Verde Transmissora de Energia S.A., equivalent to 51% of the capital of said SPE, involving the acquisition by subsidiary Eletronorte of all of the stake in this investment, for the sum of R$ 40,000, corrected monetarily as of August 2013.

The Share Purchase and Sale contract established suspensive conditions for conclusion of the operation.

In light of current accounting standards, the subsidiary’s Management concluded that, on December 31, 2014, the subsidiary Eletronorte came to own material rights over Linha Verde Transmissora de Energia S.A., and this date was defined as the date of acquisition of a controlling interest in Linha Verde Transmissora de Energia S.A., and therefore the effective date of merger.

The temporarily estimated fair values of the identifiable assets and liabilities of Linha Verde Transmissora de Energia S.A., on the business merger date, are the following:

On December 31, 2014	Estimated fair value on purchase date

Assets
Cash and cash equivalents	47,073
Financial assets	534,336
Tax offset	7,562
Other assets	57,597

646,568
Liabilities
Suppliers	27,813
Tax offset	4,786
Financing and loans	318,851
Advance for future capital increase	364,880
Contingency provisions	15,941
Other liabilities	123

732,394

Net Assets / (Liabilities) Aquired	(85,826)

Shares aquired (51%)	(43,771)
Fair value of consideration (updated)	43,689

Goodwill in investment acquisition	87,460

The accounting of the acquisition of Linha Verde Transmissora de Energia S.A. was provisionally determined on December 31, 2014 due to the need for a more in-depth and detailed assessment of the fair values of assets acquired and liabilities assumed.

On the date of conclusion of these financial statements, Company concluded the assessement of the fair value determined on a provisional basis on the acquisition date, and no adjustment was recognized.

The goodwill from the acquisition of Linha Verde Transmissora was recognized under intangibles (see note 18).

(c) Acquisition of control over the SPEs of the Eolic Complexes Pindaí I and II

During fiscal 2014, the subsidiary CHESF acquired control over the SPE’s of the eolic complex Pindaí I and eolic complex Pindaí II, by means of a permanent dilution of the interest of partner Sequoia Capital Ltda. in those ventures.

As established in the shareholder agreement of those SPEs, on October, 29, 2014 the subsidiary CHESF paid for the capital subscribed but not paid in by partner Sequoia Capital Ltda, becoming controller, with its interest going from 49.0% to 99.0% of the capital of each SPE, and with the right to appoint a majority of the Board.

There was no goodwill or negative goodwill, because the transaction was made in book values that are substantially close to market values, since the SPEs are recent and have not yet begun to operate. The value of the consideration paid was R$ 20,977.

NOTE 43 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

1 – Management of Capital Risk

The Company’s objectives in managing its capital are safeguarding its continuity so as to offer a return to shareholders and benefits to other interested parties, in addition to pursuing an optimal capital structure so as to reduce this cost. The purchase or sale of financial assets are recognized on the date of negotiation.

In order to maintain or adjust capital structure, the Company may revise its dividend payment policy, return capital to shareholders, or issue new shares or sell assets in order to reduce, for example, the level of debt.

The Company, consistent with other companies in the sector, monitors capital based on the financial leveraging index. This index is the net debt divided by total capital. The net debt, in turn, is total loans (including short- and long-term loans, as demonstrated in the consolidated balance sheet), subtracted from cash and cash equivalents, and marketable securities. Total capital is determined by adding net equity, as demonstrated in the consolidated balance sheet, to net debt.

	12/31/2014	12/31/2013 (revised)	01/01/2013 (revised)
Total financing and loans	39,539,125	32,476,287	26,630,150
(–) Cash and cash equivalents, and securities	5,362,157	9,886,071	9,254,676

Net debt	34,176,968	22,590,216	17,375,474
(+) Total Net Equity	53,653,349	61,577,296	68,069,267

Total Capital	87,830,317	84,167,512	85,444,741

Financial Leveraging Index	39%	27%	20%

2 – Classification by category of financial instruments

The book balances of financial assets and liabilities represent a reasonable approximation of their fair value. The Company uses hierarchy to measure the fair value of its financial instruments:

FINANCIAL ASSETS (Current / Non-Current)	Measurement	12/31/2014	12/31/2013 (revised)	01/01/2013 (revised)

Cash and cash equivalents		1,407,078	3,597,583	2,501,515
Loans and Receivables		58,567,412	57,984,432	61,375,560

Clients	Amortized cost	6,170,720	5,109,903	5,339,380
Financing and loans	Amortized cost	14,684,564	15,174,341	15,544,793
Reimbursment rights	Amortized cost	9,803,062	12,579,656	8,203,189
Financial asset - Generation and transmission	Amortized cost	24,170,771	19,624,353	17,850,927
Indemnities - Law 12.783/2013	Amortized cost	3,738,295	5,496,179	14,437,271

Carried until Maturation		223,142	190,730	251,211

Securities	Amortized cost	223,142	190,730	251,211

Measured at fair value through profit and loss		3,992,006	6,313,913	6,974,314

Securities	Fair value	3,732,095	6,097,758	6,501,950
Derivative financial instruments	Fair value	259,911	216,155	472,364

Available for sale		9,606,383	6,689,554	6,035,733

Investments (shareholdings)	Fair value	1,370,371	1,441,867	1,439,786
Financial assets - distribution	Fair value	8,236,012	5,247,686	4,595,947

FINANCIAL LIABILITIES (Current / Non-Current)

Measured by Amortized Cost		62,458,291	53,380,246	42,439,725

Suppliers	Amortized cost	17,536,501	8,531,871	6,423,074
Financing and loans	Amortized cost	39,539,125	32,476,287	26,630,150
Debentures	Amortized cost	759,923	218,682	69,320
Reimbursement obligations	Amortized cost	3,232,621	10,695,108	7,789,757
Financial leasing	Amortized cost	1,326,661	1,393,827	1,454,374
Concessions payable UPB	Amortized cost	63,460	64,471	73,050

Measured at fair value through profit and loss		72,203	420,801	457,649

Derivative financial instruments	Fair value	72,203	420,801	457,649

Measured at fair value through profit and loss		24,706	36,848	—

Derivative financial instruments - Hedge	Fair value	24,706	36,848	—

2.1 – Fair value estimate:

The accounting balances of financial assets and liabilities represent a reasonable approximation of fair value, except for the item Debentures, whose fair value is shown in the following chart:

	12/31/2014
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (Current / Non-Current)

Available for sale	1,370,371	8,236,012	—	9,606,383

Investments (shareholdings)	1,370,371	—	—	1,370,371
Financial Assets - Concessions distribution	—	8,236,012	—	8,236,012

Measured at fair value through profit and loss	3,731,937	259,911	—	3,991,848

Securities	3,731,937	—	—	3,731,937
Derivative financial instruments	—	259,911	—	259,911

FINANCIAL LIABILITIES (Current / Non- Current)

Measured at fair value through profit and loss	—	72,203	—	72,203

Derivative financial instruments	—	72,203	—	72,203

	12/31/2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (Current / Non-Current)

Available for sale	1,441,867	5,247,686	—	6,689,554

Investments (shareholdings)	1,441,867	—	—	1,441,867
Financial Assets - Concessions distribution	—	5,247,686	—	5,247,686

Measured at fair value through profit and loss	6,097,758	216,155	—	6,313,913

Securities	6,097,758	—	—	6,097,758
Derivative financial instruments	—	216,155	—	216,155

FINANCIAL LIABILITIES (Current / Non-Current)

Measured at fair value through profit and loss	—	420,801	—	420,801

Derivative financial instruments	—	420,801	—	420,801

The financial assets and liabilities recorded at fair value were classified and disclosed according to the following levels:

Level 1 – prices quoted (not adjusted) on active markets, liquid and visible for identical assets and liabilities accessible on the date of measurement;

Level 2 – prices quoted (adjusted or not) for similar assets and liabilities on active markets, other entries not observable in level 1, directly or indirectly, in terms of asset or liability, and

Level 3 – assets and liabilities not priced or where prices or valuation techniques are supported by a small or non-existent market, not observable or liquid. In this level, the estimated fair value becomes highly subjective.

The fair value of financial instruments traded in active markets (such as marketable securities carried for trading and available for sale) is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are promptly and regularly available from an exchange, distributor, broker, group of industries, pricing service, or regulatory agency, and the prices represent real market transactions which occur regularly on purely commercial bases.

The quoted market price used for financial assets carried by the Company and its subsidiaries is the current competitive price. These instruments are in Level 1. The instruments in Level 1 include mainly equity investments of the FTSE 100 classified as marketable securities for trade or available for sale.

The fair value of financial instruments not traded on active markets (such as over the counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of information adopted by the market where it is available, and rely as little as possible on the entity’s specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument will be included in Level 2. If one or more relevant pieces of information is not based on data adopted by the market, the instrument will be included in level 3.

Specific valuation techniques used to assess financial instruments include:

•	Quoted market prices or quotes from financial institutions or brokers for similar instruments.

•	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on yield curves adopted by the market

•	The fair value of forward exchange rate contracts is determined based on future exchange rates on the balance sheet date, with the resulting value discounted from the present value.

Other techniques, such as discounted cash flow analysis, which are used to determine the fair value of remaining financial instruments, and counterparty credit risk in swap operations.

3 – Financial Risk Management:

In the exercise of its activities, the Company is affected by risk events that could compromise its strategic objectives. The main objective of risk management is to anticipate and minimize the adverse effects of such events on the Company’s business and economic and financial results.

The Company defined operating and financial policies and strategies to manage financial risks, approved by internal committees and by management, which aim to confer liquidity, safety and profitability to its assets, and maintain set debt levels and profile for financial and economic flows.

The main financial risks identified in the process of risk management are:

3.1 – Exchange rate risk

This risk arises from the possibility of the Company having its economic and financial statements affected by exchange rate fluctuations. The Company is exposed to financial risks that cause volatility in its results and in its cash flow. The Company has significant exposure between assets and liabilities indexed in foreign currency, especially to the United States dollar, arising mainly from financing contracts with Itaipu Binacional.

In this context, the Company’s financial hedging policy was approved. The objective of the current policy is to monitor and mitigate the exposure to market variables that could impact the Company and its’ subsidiaries’ assets and liabilities, thus reducing the effects of undesirable fluctuations in these variables on their Financial Statements.

With this, said policy aims to get the Company’s results to accurately reflect its real operating performance, and its projected cash flow to be less volatile.

Along with the policy, the creation of a Financial hedge committee was formed within the scope of the Financial Office, whose main function is to define the strategies and hedge instruments to be submitted to the Company’s Executive Management.

Taking into account the various forms of hedging the Company’s unhedged items, the approved policy lists a scale of priorities. First a structural solution, and only in residual cases, the use of operations with derivative financial instruments.

When operations with financial derivatives are performed, the Company’s hedge policy is followed, and they may not constitute financial leveraging or the concession of credit to third parties.

3.1.1 – Composition of balances in foreign currency and sensitivity analysis:

In the following charts, scenarios were considered for indices and rates, with their respective effects on the Company’s profit and loss. For the sensitivity analysis, the probable scenario used for the end, 2014 was forecasts and/or estimates based fundamentally on macroeconomic assumptions obtained from the Focus report, published by the Central Bank, and Economic Outlook 86, published by the OECD (Organisation for Economic Co-operation and Development).

Sensitivity analyses were conducted on financial instruments, assets and liabilities, which present exposure to the exchange rate and which could bring material losses to the Company, in four different scenarios, based on the above-mentioned probable scenario: two considering currency valuation, and another two considering a devaluation of those currencies.

The sensitivity analyses were created in accordance with CVM Guidance 475/2008, with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. Therefore, these are projections based on assessments of macroeconomic scenarios, and do not mean that the transactions will have the values presented in the analysis period considered.

a) Risk of exchange rate valuation:

		Balance as of 12.31.2014		Effect on results – income (expenses)
		Foreign Currency	Reais	Scenario I - Probable 2015 ¹	Scenario II (25%)¹	Scenario III (50%)¹
USD	Loans obtained	4,324,295	11,483,597	(624,428)	(3,651,435)	(6,678,441)
	Loans granted	4,390,676	11,662,514	631,379	3,704,853	6,778,326
	Financial asset - ITAIPU	2,009,017	5,336,351	288,897	1,695,209	3,101,520

	Impact on results - USD			295,848	1,748,627	3,201,405

EURO	Loans obtained	68,644	221,513	(17,518)	(77,275)	(137,033)

	Impact on results - EURO			(17,518)	(77,275)	(137,033)

IENE	Loans obtained	7,718,670	171,586	(17,250)	(64,459)	(111,668)

	Impact on results - IENE			(17,250)	(64,459)	(111,668)

IMPACT ON RESULTS IN THE CASE OF EXCHANGE RATE VALUATION				261,080	1,606,892	2,952,704

(¹)	Assumptions used:

	Probable	25.00%	50.00%
USD	2.800	3.500	4.200
EURO	3.482	4.353	5.223
IENE	0.024	0.031	0.037

b) Risk of exchange rate depreciation:

		Balance as of 12.31.2014		Effect on results – income (expenses)
		Foreign Currency	Reais	Scenario I - Probable 2015 ²	Scenario II (25%)²	Scenario III (50%)²
	Loans obtained	4,324,295	11,483,597	(624,428)	2,402,578	5,429,585
USD	Loans granted	4,390,676	11,662,514	631,379	(2,442,094)	(5,515,567)
	Financial asset - ITAIPU	2,009,017	5,336,351	288,897	(1,117,415)	(2,523,727)

	Impact on results - USD			295,848	(1,156,931)	(2,609,710)

EURO	Loans obtained	68,644	221,513	(17,518)	42,240	101,998
	Loans granted	—	—	—	—	—

	Impact on results - EURO			(17,518)	42,240	101,998

IENE	Loans obtained	7,718,670	171,586	(17,250)	29,959	77,168
	Loans granted	—	—	—	—	—

	Impact on results - EURO			(17,250)	29,959	77,168

IMPACT ON RESULTS IN THE CASE OF EXCHANGE RATE VALUATION				261,080	(1,084,732)	(2,430,544)

(²)	Assumptions used:

Probable	-25%	-50%
2.800	2.100	1.400
3.482	2.612	1.741
0.024	0.018	0.012

3.2 – Interest rate risk

This risks associated to the possibility of the Company suffering accounting losses due to fluctuation in market interest rates, affecting its financial statements by raising financial expenses with foreign capital raising contracts referenced by the Libor rate.

The Company monitors its exposure to the Libor rate and contracts derivative operations to minimize this exposure, as per its Financial Hedging Policy.

3.2.1 – Composition of balances by indexer and sensitivity analysis

The composition of debt by indexer, either in national or foreign currency, is broken down in Note 22, item a.

In the following charts, scenarios were considered for indices and rates, with their respective impacts on the Company’s results. For the sensitivity analysis, the probable scenario used for the end, 2014 was forecasts and/or estimates based fundamentally on macroeconomic assumptions obtained from the Focus report, published by the Central Bank, and Economic Outlook 86, published by the OECD (Organisation for Economic Co-operation and Development)

Sensitivity analyses were conducted on financial instruments, assets and liabilities, which could bring material losses to the Company, in four different scenarios, based on the above-mentioned probable scenario: two considering the appreciation of indices, and another two considering a depreciation of those indices.

The sensitivity analyses were created in accordance with CVM Guidance 475/2008, with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. Therefore, these are projections based on assessments of macroeconomic scenarios, and do not mean that the transactions will have the values presented in the analysis period considered.

All scenarios used a likely exchange rate for the dollar to convert into reais the effect on the results of risks linked to fluctuations of the LIBOR. In this sensitivity analysis, no exchange effect is being considered due to valuation or devaluation of the probable exchange rate scenario. The impact of valuation or devaluation of the dollar exchange rate in the probable scenario is presented in item 3.1.1 of this note.

3.2.1.1 – LIBOR

a) risk of appreciation of interest rates:

		Debt balance /Notional value on 12.31.2014		Effect on results – income (expense)
		In USD	In reais	Scenario I - Probable 2015 ¹	Scenario II (+ 25%) ¹	Scenario III (+ 50%) ¹
LIBOR	Loans obtained	1,213,600	3,222,835	(8,685)	(10,857)	(13,028)
	Derivative	1,040,384	2,762,844	7,446	9,307	11,169

	Total			(1,240)	(1,550)	(1,860)

(¹) Assumptions used:	12.31.2014	Probable	25%	50%
USD	2.6556	2.800	3.500	4.200
LIBOR	n/a	0.26%	0.32%	0.38%

3.2.1.2 – National indexers

a) risk of appreciation of interest rates:

		Balance as of 12.31.2014	Effect on results – income (expense)
			Scenario I - Probable 2015 ¹	Scenario II (+25%) ¹	Scenario III (+50%) ¹
CDI	Loans obtained	9,598,423	(1,199,803)	(1,499,754)	(1,799,704)
	Debentures issued	540,505	(67,563)	(84,454)	(101,345)

	Impact on results - CDI		(1,267,366)	(1,584,208)	(1,901,049)

TJLP	Loans obtained	5,826,925	(320,481)	(400,601)	(480,721)
	Debentures issued	219,418	(12,068)	(15,085)	(18,102)

	Impact on results - TJLP		(332,549)	(415,686)	(498,823)

IGPM	Commercial leasing	1,326,661	(75,222)	(94,027)	(112,833)
	Loans granted	241,210	13,677	17,096	20,515

	Impact on results - IGPM		(61,545)	(76,931)	(92,318)

SELIC	Loans obtained	2,829,818	(353,727)	(442,159)	(530,591)

	Impact on results - SELIC		(353,727)	(442,159)	(530,591)

IMPACT ON RESULTS - APPRECIATION OF INDEXES			(2,015,187)	(2,518,984)	(3,022,781)

(¹) Assumptions used:	Probable	25.00%	50.00%
CDI	12.50%	15.63%	18.75%
IPCA	6.60%	8.25%	9.90%
TJLP	5.50%	6.88%	8.25%
IGPM	5.67%	7.09%	8.51%
SELIC	12.50%	15.63%	18.75%
LIBOR	0.26%	0.32%	0.38%

b) risk of depreciation of interest rates:

		Balance as of 12.31.2014	Effect on results – income (expense)
			Scenario I - Probable 2015 ²	Scenario II (-25%) ²	Scenario III (- 50%) ²
CDI	Loans obtained	9,598,423	(1,199,803)	(899,852)	(599,901)
	Debentures issued	540,505	(67,563)	(50,672)	(33,782)

	Impact on results - CDI		(1,267,366)	(950,525)	(633,683)

TJLP	Loans obtained	5,826,925	(320,481)	(240,361)	(160,240)
	Debentures issued	219,418	(12,068)	(15,085)	(18,102)

	Impact on results - TJLP		(332,549)	(255,446)	(178,342)

IGPM	Arrendamento Mercantil	1,326,661	(75,222)	(56,416)	(37,611)
	Loans granted	241,210	13,677	10,257	6,838

	Impact on results - IGPM		(61,545)	(46,159)	(30,773)

SELIC	Loans obtained	2,829,818	(353,727)	(265,295)	(176,864)

	Impact on results - SELIC		(353,727)	(265,295)	(176,864)

IMPACT ON RESULTS - DEPRECIATION OF INDEXES			(2,015,187)	(1,517,424)	(1,019,662)

(¹) Assumptions used:	Probable	-25.00%	-50.00%
CDI	12.50%	9.38%	6.25%
IPCA	6.60%	4.95%	3.30%
TJLP	5.50%	4.13%	2.75%
IGPM	5.67%	4.25%	2.84%
SELIC	12.50%	9.38%	6.25%
LIBOR	0.26%	0.19%	0.13%

3.2.2 Interest rate swap contracts

According to interest rate swap contracts, the Company agrees to exchange the difference between fixed and floating interest rate values calculated from the notional value agreed to. Such contracts allow the Company to mitigate the risk of a change in interest rates on the fair value of debt issued at fixed interest rates, and in the exposure of cash flows to floating rate debt issued. The fair value of interest rate swaps at the end of the year and the inherent credit risk in this kind of contract, are shown next. The average interest rate is based on outstanding balances payable at the end of the year.

The following chart shows the value of principal and the remaining term for outstanding interest rate swap contracts at the end of the reporting period:

					Fair Values
Type	Transaction	Amounts Contracted (notional)	Rates used	Maturation	12/31/2014	12/31/2013
Libor X Pre-tax	01/2011	20,192	2.4400%	11/25/2015	(229)	(660)
Libor X Pre-tax	02/2011	20,192	2.4900%	11/25/2015	(235)	(677)
Libor X Pre-tax	03/2011	50,000	3.2780%	8/10/2020	(5,422)	(6,137)
Libor X Pre-tax	04/2011	100,000	3.3240%	8/10/2020	(11,109)	(12,586)
Libor X Pre-tax	05/2011	50,000	2.1490%	8/10/2015	(508)	(1,424)
Libor X Pre-tax	06/2011	100,000	2.2725%	8/10/2015	(1,087)	(3,053)
Libor X Pre-tax	07/2011	100,000	2.1790%	8/10/2015	(1,034)	(2,897)
Libor X Pre-tax	08/2011	100,000	2.1500%	8/10/2015	(1,017)	(2,849)
Libor X Pre-tax	09/2012	25,000	1.6795%	11/27/2020	(231)	(47)
Libor X Pre-tax	10/2012	25,000	1.6295%	11/27/2020	(135)	62
Libor X Pre-tax	11/2012	75,000	1.6285%	11/27/2020	(398)	191
Libor X Pre-tax	12/2012	75,000	1.2195%	11/29/2017	(715)	(1,365)
Libor X Pre-tax	13/2012	75,000	1.2090%	11/29/2017	(684)	(1,320)
Libor X Pre-tax	14/2012	50,000	1.2245%	11/29/2017	(486)	(924)
Libor X Pre-tax	15/2012	50,000	1.1670%	11/29/2017	(375)	(1,109)
Libor X Pre-tax	16/2012	50,000	1.1910%	11/29/2017	(421)	(829)
Libor X Pre-tax	17/2012	50,000	1.2105%	11/29/2017	(459)	(884)
Libor X Pre-tax	18/2012	25,000	1.1380%	11/29/2017	(160)	(340)

	TOTAL	1,040,384			(24,706)	(36,848)

Operations classified as cash flow hedges generated a comprehensive loss of R$ 11,412 in the year.

With the designation of swaps for hedge accounting, in the year ending on December 31, 2014, the Company recognized R$ 4,681 as financial income from swaps. In the same year, the Company recognized R$ 63 as financial income from reversal of the ineffective portion.

3.3 – Price risk – commodities

In 2014, the subsidiary Eletronorte signed long-term contracts for the supply of electrical energy to three of its main clients. Part of the income from these long-term contracts is associated with the payment of a premium linked to the international aluminum price, quoted on the London Metal Exchange (LME) as a base asset in determining monthly premiums.

The premium can be considered a component of a hybrid (combined) contract, which includes a non-derivative contract that harbors a derivative, so the cash flow of the combined instrument in certain circumstances varies as if it were an isolated derivative.

Following are the contract details:

Contract date
CLIENT	Start	End	Average volume in megawatts mean (mW)
Albrás	07/01/2004	12/31/2024	750 until 12/31/2006 and 800 after 01/01/2007
BHP	07/01/2004	12/31/2024	from 353.08 to 492

These contracts include the concept of a cap and floor band related to the price of aluminum as quoted on the LME. The maximum and minimum price limit on the LME are US$ 2,773.21/ton and US$ 1,450.00/ton, respectively.

In order to attribute a fair value to the hybrid part of a contract, it is necessary to identify the main components that quantify the amount billed monthly. The main contract variables are: the amount of energy sold (mWh), the price attributed to the LME and the exchange rate in the billing period.

Considering that the premium is associated to the price of the commodity on the LME, it is possible to attribute a fair value to these contracts. In December, 2014, the LME price was quoted at US$ 1,929.2/ton, which represented a positive variance of 8.12% in relation to the price in December, 2013, which was US$ 1,784.3/ton.

In the same year of the analysis, the real lost value compared to the dollar, with the exchange rate going from R$ 2.34 to R$ 2.66. A positive gain of 13.39%. The increase in aluminum price contributed to improve the expected fair value of derivatives, along with the devaluation of the dollar in the period.

The gain in the operation with derivatives in 2014 was R$ 139,522 (2013 – loss of R$ 178,994) and is shown in the statement of profit or loss for 2014 (notes 14 and 35). The net financial position presented is a liability of R$ 55,393 (2013 – R$ 114,760).

3.3.1 – Sensitivity analysis on embedded derivatives indexed to aluminum price

Sensitivity analyses were conducted on energy supply contracts for intensive consumers Albras and BHP, since they have a contractual clause linking the premium to the variance in aluminum price on the international market (Note 43.3.3).

In this way, a sensitivity was obtained for such hybrid contracts to the variance in the price of the premium earned, as per the chart below. The volatility components in the premium are basically: price of primary aluminum on the LME, the exchange rate, and CDI (interbank deposit) rate. Below we see the impact of each scenario on the company’s results.

For scenario II (50% reduction) the expected price per ton of aluminum offered on the LME is below the minimum price for determination of the contract premium (US$ 1,450), hence the value goes to zero, affecting the marking to market of the embedded derivative.

As to the variance obtained between scenarios III and IV (increase of 25% and 50%), the big variance seen is due to the application of those percentages to the exchange rate, aluminum price, and CDI.

The sensitivity analyses were created in accordance with CVM Guidance 475/2008, with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. Therefore, these are projections based on assessments of macroeconomic scenarios, and do not mean that the transactions will have the values presented in the analysis period considered.

Balance on 12/31/2014	Scenario I (-25%) Indices and prices	Scenario II (-50%) Indices and prices	Scenario I (+25%) Indices and prices	Scenario II (+50%) Indices and prices
259,911	7,084	—	643,998	842,464

3.4 – Credit risk

This risk arises from the possibility of the Company and its subsidiaries suffering losses resulting from a difficulty to realize their receivables from clients, and from counterparty financial institutions in operations defaulting.

Through its subsidiaries, the Company operats in markets generating and transmitting electrical energy, supported by contracts signed in a regulated environment. The Company seeks to minimizeits credit risk by means of guarantee mechanisms involving client receivables, and when applicable, through bank guarantees. In the distribution sector, the Company, through its subsidiaries, monitors default rates by analyzing specifics on its clients.

The credit risk related to client receivables (see note 7) is concentrated on distribution activities, in the sum of R$ 2,561,241 or 42% (R$ 1,533,606 or 30% on December 31, 2013) of the outstanding balance at the end of the year, and its main characteristic is the high level of diffusion since it considers a significant volume of sales to residential consumers.

Regarding loan receivables granted (see note 9), except for the financial operation with the joint subsidiary Itaipu, whose credit risk is low due to the inclusion of the cost of loans in the energy marketing fee of the joint subsidiary, as defined in the terms of the international treaty signed between the governments of Brazil and Paraguay, the concentration of credit risk with any other counterparty individually did not exceed 4% of the outstanding balance in any period during the year.

The excess cash availability is invested in exclusive non-market funds, according to specific regulations from the Brazilian Central Bank. This fund is composed entirely of government bonds custodied by the Selic, with no exposure to counterparty risk.

In any relationships with financial institutions, the Company has a practice of performing operations only with low risk institutions as deemed by rating agencies, and which fulfill preset and formalized equity requirements. In addition, credit limits are defined, which are periodically revised.

When derivative operations are conducted on the over-the-counter market, they contain counterparty risks which, given the problems presented by financial institutions in 2008 and 2009, are relevant. In order to mitigate this risk, the Company instituted an accreditation standard for financial institutions, in order to perform derivative operations. This standard defines criteria regarding size, rating and expertise in the derivatives market, in order to select institutions that may perform operations with the Company. The Company currently selects the 20 best financial institutions twice a year, based on the mentioned criteria, as accredited institutions to perform derivative operations with the Company. In addition, the company has developed a methodology to control exposure to accredited institutions, that sets limits on the volume of operations to be performed with each one.

The Company monitors the credit risk of its swap operations, according to IFRS 13, but does not account for this risk of non-performance in the fair value balance of each derivative because, based on the net exposure to credit risk, the Company can record its swap portfolio on the books given a unforced transaction between the parties on the valuation date. The Company considers the risk of non-performance only in the backtesting analysis of each relationship designated for hedge accounting.

In addition, the Company is exposed to credit risk related to financial guarantees granted to banks by the Controller. The Company’s maximum exposure is the maximum amount the Company will have to pay if the guarantee is enforced. As of December 31, 2014, the sum of R$ 387,960 (R$ 272,795 in December, 2013) was recognized on the balance sheets as a financial liability (Note 22, item III).

3.5 – Liquidity risk

The liquidity needs of the Company and its subsidiaries are the responsibility of the treasury and fund-raising departments, which continually monitor short-, medium- and long-term cash flows, both estimated and realized, seeking to avoid possible discrepancies and resulting financial losses, and guarantee liquidity requirements for operating needs.

The maturation dates of derivative financial instruments are disclosed in item 3.2 of this explanatory note. The tables below analyzes the non-derivative financial liabilities of the Eletrobras System by maturation range, for the period remaining on the balance sheet until the contractual maturation date. The contractual interests obligations are also included. Contractual repayment/maturation is based on the most recent date the Eletrobras System must settle the respective obligations.

	12/31/2014
	Payment Flow
	Up to 1 Year	1 - 2 Years	2 - 5 Years	More than 5 Years	Total
FINANCIAL ASSETS (Current / Non-Current)
Measured by Amortized Cost	13,527,277	12,078,131	24,922,953	30,364,536	80,892,897

Suppliers	7,489,134	3,380,083	3,330,015	3,337,269	17,536,501
Financing and loans	4,931,531	6,060,647	21,047,912	25,933,641	57,973,731
Debentures	325,732	80,181	199,514	154,496	759,923
Reimbursement obligations	702,728	2,472,684	—	57,209	3,232,621
Commercial leases	74,507	82,650	306,210	863,294	1,326,661
UBP payable on concessions	3,645	1,886	39,302	18,627	63,460

Measured at fair value through profit or loss	26,573	70,336	—	—	96,909

Derivative financial instruments	26,573	70,336	—	—	96,909

	12/31/2013 (Revised)
	Payment Flow
	Up to 1 Year	1 - 2 Years	2 - 5 Years	More than 5 Years	Total
FINANCIAL LIABILITIES (Current /Non-Current)
Measure by Amortized Cost	18,171,279	4,579,756	2,377,964	28,251,247	53,380,246

Suppliers	7,740,578	791,293	—	—	8,531,871
Financing and loans	1,969,765	1,368,261	2,051,702	27,086,559	32,476,287
Debentures	12,804	24,769	41,217	139,892	218,682
Reimbursement obligations	8,377,400	2,317,708	—	—	10,695,108
Commercial leases	67,165	74,506	276,041	976,115	1,393,827
UBP payable on concessions	3,567	3,219	9,004	48,681	64,471

Measured at fair value through profit or loss	262,271	170,090	6,771	18,517	457,649

Derivative financial instruments	262,271	170,090	6,771	18,517	457,649

	01/01/2013 (Revised)
	Payment Flow
	Up to 1 Year	1 - 2 Years	2 - 5 Years	More than 5 Years	Total
FINANCIAL LIABILITIES (Current /Non-Current)
Measure by Amortized Cost	13,812,774	3,788,012	6,235,881	18,603,058	42,439,725

Suppliers	6,423,074	—	—	—	6,423,074
Financing and loans	1,337,279	1,912,889	5,923,679	17,456,303	26,630,150
Debentures	1,305	5,229	15,456	47,330	69,320
Reimbursement obligations	5,988,698	1,801,059	—	—	7,789,757
Commercial leases	60,548	67,165	248,841	1,077,820	1,454,374
UBP payable on concessions	1,870	1,670	47,905	21,605	73,050

Measured at fair value through profit or loss	185,031	267,984	6,230	17,038	476,283

Derivative financial instruments	185,031	267,984	6,230	17,038	476,283

4 – Embedded derivatives related to debentures convertible into stock

The subsidiary Eletronorte entered into an agreement for the issuance of debentures, in June, 2011, and the release of resources starting in 2013, along with Banco da Amazônia S.A. (BASA), which manages the resources of Fundo de Desenvolvimento da Amazônia (Amazon Region Development Fund or FDA), to raise funds for project implementation.

Since that agreement had a clause regarding the option to convert such debentures into Company stock, with a limit of 50% of issued debentures, Sudam’s opinion is that it is possible assign a value to the amount that would be assigned to Sudam if such conversion is made.

To determine the value, a valuation was made of the previously invested company, by estimating the value of its stock and the current value of the agreement, by using parameters for determining the value of the derivative.

The financial position on December 31, 2014 determined in this operation with derivatives is R$ 72,203. The estimated gains determined for the fiscal year ending on December 31, 2014 is R$ 7,943, and is presented in the statament of profit or loss for the year.

4.1 – Sensitivity Analyses

Sensitivity analyses of the debentures agreement were carried out, since there is a contractual clause that refers to the option of converting such debentures into stock of the subsidiary Eletronorte.

In the following analysis, different scenarios for the TJLP (long-term interest rate) were taken into account, with the corresponding impacts on Company results. For the sensitivity analysis, for a potential scenario, estimates and/or expectations for 2014 and 2015 were used, which were basically based on macroeconomic assumptions obtained from the FOCUS Report, distributed by the Central Bank.

Sensitivity analyses were carried out for the curve of debt service payments of Fundo de Desenvolvimento da Amazônia (Amazon Region Development Fund or FDA), since it has a contractual clause regarding the option to convert 50 % of Company stock on the date of actual settlement of stock.

According to IAS 39, hybrid agreements with associated volatile elements, whether they are price indexes and/or commodities, must be marked to market. In this manner, financial statements will reflect the fair value of the operation on each date of evaluation.

Therefore, for the agreement, a variation on the expectation for the realization of the long-term interest rate was estimated.

It is possible to verify, below, the impact of each scenario on Company results.

	Balance on December 31	Scenario I (-25%) Rates and Prices	Scenario II (-50%) Rates and Prices	Scenario I (+25%) Rates and Prices	Scenario II (+50%) Rates and Prices
2014	72,203	67,176	61,846	76,875	81,165

NOTE 44 – OPERATING SEGMENT INFORMATION

Following are the operating segment results for December 31, 2014, 2013 and, 2012:

	12/31/2014
		Generation		Transmission
	Management	Exploration structure	O&M System	Exploration structure	O&M System	Distribution	Eliminated Items	Total
Net Operating Revenue	81,591	18,266,357	1,555,217	1,998,366	2,979,323	6,664,230	(1,407,277)	30,137,807
Operating Costs and Expenses	(9,115,663)	(14,093,237)	(1,755,679)	(1,911,569)	(2,791,777)	(6,456,606)	2,143,267	(33,981,264)

Operating Profit before Financial Results	(9,034,072)	4,173,120	(200,462)	86,797	187,546	207,624	735,990	(3,843,457)
Financial Results	2,463,318	(1,279,835)	420,005	(270,551)	(30,111)	(595,919)	(12,282)	694,625
Equity Stake Results	(1,575,940)	—	—	—	—	—	267,636	(1,308,304)
Income Tax and Social Contribution	(242,095)	(2,690,448)	(1,308,867)	3,422,263	(903,792)	22,421	—	(1,700,518)

Net Profits (Losses) of the Period	(8,388,789)	202,837	(1,089,324)	3,238,509	(746,357)	(365,874)	991,344	(6,157,653)

	12/31/2013
	revised (a)
		Generation		Transmission
	Management	Exploration structure	O&M System	Exploration structure	O&M System	Distribution	Eliminated Items	Total
Net Operating Revenue	71,772	14,633,670	2,054,657	1,349,213	2,854,102	4,498,837	(1,626,607)	23,835,644
Operating Costs and Expenses	(7,161,257)	(11,407,123)	(2,041,034)	(2,485,406)	(3,914,835)	(6,621,425)	4,416,001	(29,215,079)

Operating Profit before Financial Results	(7,089,485)	3,226,547	13,623	(1,136,193)	(1,060,733)	(2,122,588)	2,789,394	(5,379,435)
Financial Results	2,125,578	(1,466,380)	217,828	(292,168)	(88,706)	(171,801)	52,334	376,685
Equity Stake Results	(519,762)	—	—	—	—	—	697,530	177,768
Income Tax and Social Contribution	(1,326,082)	(242,139)	(204,989)	194,458	212,490	(416)	—	(1,366,678)

Net Profits (Losses) of the Period	(6,809,751)	1,518,028	26,462	(1,233,903)	(936,949)	(2,294,805)	3,539,258	(6,191,660)

	12/31/2012
	revised (a)
		Generation		Transmission
	Management	Exploration structure	O&M System	Exploration structure	O&M System	Distribution	Eliminated Items	Total
Net Operating Revenue	69,259	19,185,060	—	6,741,198	—	4,675,664	(2,656,885)	28,014,296
Operating Costs and Expenses	(2,571,528)	(17,868,099)	—	(5,556,712)	—	(5,432,176)	3,775,605	(27,652,911)

Operating Profit before Financial Results	(2,502,269)	1,316,961	—	1,184,486	—	(745,488)	1,118,720	361,385
Financial Results	3,170,259	(626,322)	—	(612,840)	—	14,870	(106,754)	1,839,213
Effect of Law 12.783/13	—	(7,226,581)	—	(3,134,874)	—	276,075	—	(10,085,380)
Equity Stake Results	(7,533,116)	—	—	—	—		8,145,317	612,202
Income Tax and Social Contribution	(644,209)	817,719	—	342,594	—	(25,462)	—	490,642

Net Profits (Losses) of the Period	(7,509,336)	(5,718,223)	—	(2,220,634)	—	(634,743)	9,157,283	(6,781,938)

(a)	See note 3.28, Review of Financial Statements, for further information.

Interest income and expense per segment

12/31/2014
	Management	Generation	Transmission	Distribution	Eliminated Items	Total
Interest Income	2,410,701	24,682	34,139	—	(1,398,415)	1,071,107
Interest expense	(1,510,250)	(1,985,948)	(817,066)	(445,214)	1,309,744	(3,448,734)

Total	900,451	(1,961,266)	(782,927)	(445,214)	(88,671)	(2,377,627)

12/31/2013
	Management	Generation	Transmission	Distribution	Eliminated Items	Total
Interest Income	2,033,155	27,993	39,813	—	(954,906)	1,146,055
Interest expense	(1,048,004)	(773,471)	(597,426)	(189,968)	577,467	(2,031,402)

Total	985,151	(745,478)	(557,613)	(189,968)	(377,439)	(885,347)

12/31/2012
	Management	Generation	Transmission	Distribution	Eliminated Items	Total
Interest Income	1,955,486	21,573	37,861	—	(842,889)	1,172,031
Interest expense	(915,199)	(601,087)	(506,399)	(130,692)	732,439	(1,420,938)

Total	1,040,287	(579,514)	(468,538)	(130,692)	(110,450)	(248,907)

Income from external consumers per segment:

	2014
	Generation	Transmissão	Distribution	Total
Supply of energy to distribution companies	12,175,362	—	—	12,175,362
Supply of energy to final consumers	3,317,103	—	7,310,337	10,627,440
CVA and other financial assets	—	—	38,477	38,477
Short- term electricity	3,817,976	—	—	3,817,976
Financial effect of Itaipu	(97,740)	—	—	97,740
Maintenance and operating revenue	1,803,127	2,201,268	—	4,004,395
Construction revenue	240,040	1,786,195	873,413	2,899,648
Financial – Return on investment	—	714,409	—	714,409

Total Gross Revenue	21,255,868	4,701,872	8,222,227	34,179,967

	2013
	Generation	Transmissão	Distribution	Total
Supply of energy to distribution companies	8,066,674	—	—	8,066,674
Supply of energy to final consumers	3,774,404	—	4,419,444	8,193,848
Short- term electricity	2,395,732	—	—	2,395,732
Financial effect of Itaipu	67,961	—	—	67,961
Maintenance and operating revenue	2,198,235	2,155,781	—	4,354,016
Construction revenue	736,854	1,797,324	1,013,684	3,547,862
Financial – Return on investment	—	552,106	—	552,106

Total Gross Revenue	17,239,860	4,505,211	5,433,128	27,178,199

	2012
	Generation	Transmissão	Distribution	Total
Supply of energy to distribution companies	13,080,819	—	—	13,080,819
Supply of energy to final consumers	3,659,984	—	5,099,414	8,759,398
Short- term electricity	1,640,241	—	—	1,640,241
Financial effect of Itaipu	502,067	—	—	502,067
Maintenance and operating revenue	—	2,544,791	—	2,544,791
Construction revenue	—	1,960,474	1,345,519	3,305,993
Financial – Return on investment	—	2,852,332	—	2,852,332

Total Gross Revenue	18,883,111	7,357,597	6,444,933	32,685,641

Intersegment income:

12/31/2014
	Management	Generation	Transmission	Total
Suply of energy from distribuition segment	—	306,695	—	306,695
Suply of energy from Generation segment	—	698,061	—	698,061
Transmission revenue - O&M from generation segment	—	—	338,374	338,374
Transmission revenue - O&M from distribuition segment	—	—	64,147	64,147
Interest income from generation segment	252,750	—	—	252,750
Interest income from transmission segment	638,405	—	—	638,405
Interest income from distribuition segment	507,260	—	—	507,260

Total	1,398,415	1,004,756	402,521	2,805,692

12/31/2013
	Management	Generation	Transmission	Total
Suply of energy from distribuition segment	—	475,280	—	475,280
Suply of energy from Generation segment	—	1,127,842		1,127,842
Transmission revenue - O&M from generation segment	—	—	—	0
Transmission revenue - O&M from distribuition segment	—	—	23,486	23,486
Interest income from generation segment	120,483	—	—	120,483
Interest income from transmission segment	504,117	—	—	504,117
Interest income from distribuition segment	330,307	—	—	330,307

Total	954,906	1,603,122	23,486	2,581,514

12/31/2012
	Management	Generation	Transmission	Total
Suply of energy from distribuition segment	—	438,439	—	438,439
Suply of energy from Generation segment	—	2,182,335	—	2,182,335
Transmission revenue - O&M from genaration segment	—	—	—	0
Transmission revenue - O&M from distribuition segment	—	—	36,111	36,111
Interest income from generation segment	111,162	—	—	111,162
Interest income from transmission segment	581,968	—	—	581,968
Interest income from distribuition segment	149,759	—	—	149,759

Total	842,890	2,620,774	36,111	3,499,775

Additions to non-current assets by segment:

12/31/2014
	Management	Generation	Distribution	Total
Fixed	205,164	2,596,694	—	2,801,858
Intangible	75,524	19,575	34,844	129,943

Total	280,688	2,616,269	34,844	2,931,801

12/31/2013
	Management	Generation	Transmission	Distribution	Total

Fixed	321,077	2,715,150	—	—	3,036,227
Intangible	77,264	29,361	8,113	44,521	159,259

Total	398,342	2,744,511	8,113	44,521	3,195,486

12/31/2012
	Management	Generation	Distribution	Total
Fixed	313,127	2,982,459	—	3,295,586
Intangible	64,376	7,341	188,689	260,406

Total	377,503	2,989,800	188,689	3,555,992

Assets per segment:

	2014
	Management	Generation	Transmission	Distribution	Total
Non current assets
Fixed assets	1,781,051	28,054,374	—	1,270,123	31,105,549
Intagible assets	502,737	500,285	4,558	357,791	1,365,371

Total	2,283,788	28,554,659	4,558	1,627,914	32,470,920

	2013
	Management	Generation	Transmission	Distribution	Total
Non current assets
Fixed assets	1,583,648	27,336,094	—	1,327,763	30,247,505
Intagible assets	388,369	172,777	7,359	220,077	788,582

Total	1,972,017	27,508,871	7,359	1,547,840	31,036,087

Non-cash items per segment:

	2014
	Management	Generation	Transmission	Distribution	Total
Depreciation and Amortization	205,016	1,255,492	32	316,756	1,777,296
Onerous Contract	—	(1,577,072)	(243,182)	(295,259)	(2,115,513)
Impairment	13,935	335,494	454,387	(408,504)	395,312

Total	218,951	13,914	211,237	(387,007)	57,095

	2013
	Management	Generation	Transmission	Distribution	Total
Depreciation and Amortization	84,486	1,347,790	300	79,754	1,512,330
Onerous Contract	—	(1,341,176)	(585,880)	15,867	(1,911,189)
Impairment	—	695,002	775,490	1,083,909	2,554,401

Total	84,486	701,616	189,910	1,179,530	2,155,542

	2012
	Management	Generation	Transmission	Distribution	Total
Depreciation and Amortization	126,972	1,457,289	34	104,666	1,688,961
Onerous Contract	—	1,491,196	3,219,766	98,358	4,809,320
Impairment	—	966,934	—	92,006	1,058,940

Total	126,972	3,915,419	3,219,800	295,030	7,557,221

NOTE 45 – TRANSACTIONS WITH RELATED PARTIES

The final controlling company of the Company is União (the Union) that holds 51% of common stock of the Company. (Please review Note 35.)

Company transactions with its subsidiaries, controlled companies and special purpose entities are carried out at prices and conditions that are compatible with those applied in the market. Among the main operations that took place with related parties, we would like to point out loans and financing granted with the same conditions that exist in the market and/or according to specific legislation on such matters. The rest of operations were based on normal market conditions.

The main transactions and its natures are related below:

•	Loans and financing: Refers to the funds raised from financial institutions as mentioned in Note 9. The Company guarantees certain loans raised by its subsidiaries, as note 22;

•	Accounts receivable and payables: Refers basically to the purchase and sale of energy by distributors and generators through short or long-term contracts. These transactions, when on the free market, are carried out under conditions considered by the Company as being similar to the market at the time of negotiation. When performed in the regulated market, the prices charged are defined through mechanisms defined by the regulator;

•	Finance expenses: The amounts refer to bank costs, comissions, monetary variatons;

•	Interest, commissions, rates and exchange variations: Refers to interest income, mainly from loans, commissions and exchange variation on loans;

•	Advance for future capital increase: Refers to advances for future capital increase in investees by the Company.

		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

PODER PÚBLICO FEDERAL	Accounts receivable	16,333	—	—	16,716	—	—
	Other accounts receivable	—	—	—	—	—	—
	Electricity supply	—	—	43,716	—	—	—
	Other expenses	—	—	—	—	—	13,231
	Other income	—	—	33,864	—	—	62,848

		16,333	—	77,580	16,716	—	76,079

REAL GRANDEZA	Other assets	3,127	—	—	—	—	—
	Social Security Contributions	—	4,312	—	—	—	—
	Accounts payable	—	403,810	—	—	(202,598)	—
	Other obligations	—	5,466	—	—	—	—
	Actuarial debt contracts	—	15,542	—	—	—	—
	Other liabilities	—	38,120	—	—	5,943	—
	Financial Income	—	—	—	—	—	757
	Financial expenses	—	—	(20,795)	—	—	—
	Actuarial expenses	—	—	8,312	—	—	—
	Other expenses	—	—	(11,594)	—	—	(40,593)
	Other income	—	—	134,529	—	—	15,915
	Actuarial provision	—	—	38,120	—	—	—

		3,127	467,250	148,572	—	(196,655)	(23,921)

NUCLEOS	Social Security Contributions	—	3,230	—	—	—	—
	Actuarial provision	—	—	—	—	—	—
	Actuarial expenses	—	—	(4,555)	—	—	—
	Financial expenses	—	—	—	—	—	—

		—	3,230	(4,555)	—	—	—

RS ENERGIA	Income from equity	—	—	—	—	—	4,882

		—	—	—	—	—	4,882

UIRAPURU	Accounts receivable	5,383	—	—	—	—	—
	JCP / Dividends receivable	2,295	—	—	1,736	—	—
	Other assets	—	—	—	5,304	—	—
	Equity investment	57,679	—	—	40,600	—	—
	Suppliers	—	2	—	—	2	—
	Income from equity	—	—	9,631	—	—	7,433
	Revenue from services	—	—	2,569	—	—	2,430
	Other income	—	—	21	—	—	20
	Charges for use of transmission grid	—	—	(27)	—	—	(21)

		65,357	2	12,194	47,640	2	9,862

ARTEMIS	Income from equity	—	—	—	—	—	3,592

		—	—	—	—	—	3,592

PORTO VELHO	Expenses from equity	—	—	—	—	—	1,746

		—	—	—	—	—	1,746

NORTE BRASIL	Equity investment	421,052	—	—	231,446	—	—
	Suppliers	—	23	—	68	—	—
	Other liabilities	—	1,555	—	—	—	—
	Income from equity	—	—	—	—	—	237,116
	Revenue from services	—	—	—	—	—	204
	Expenses from equity	—	—	(3,517)	—	—	—
	Charges for use of transmission grid	—	—	(2,459)	—	—	—

		421,052	1,578	(5,976)	231,514	—	237,320

ETAU	Accounts receivable	9	—	—	—	—	—
	JCP / Dividends receivable	39	—	—	58	—	—
	Equity investment	23,235	—	—	24,199	—	—
	Other assets	—	—	—	62	—	—
	Suppliers	—	2	—	—	3	—
	Revenue from services	—	—	453	—	—	752
	Other income	—	—	162	—	—	8
	Income from equity	—	—	6,713	—	—	3,844
	Charges for use of transmission grid	—	—	(34)	—	—	(25)

		23,283	2	7,294	24,319	3	4,579

		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS
ESBR	Clients	2,295	—	—	—	—	—
	Equity investment	2,907,364	—	—	2,752,140	—	—
	Suppliers	—	9,872	—	—	—	—
	Other liabilities	—	600	—	—	—	—
	Other comprehensive income	—	—	—	—	133	—
	Purchased electricity	—	—	(31,200)	—	—	—
	Expenses from equity	—	—	(461,576)	—	—	(77,777)

		2,909,659	10,472	(492,776)	2,752,140	133	(77,777)

TELES PIRES	Equity investment	496,425	—	—	262,964	—	—
	Other income	—	—	—	—	—	111
	Revenue from services	—	—	—	—	—	9,605
	Expenses from equity	—	—	(29,157)	—	—	(6,800)

		496,425	—	(29,157)	262,964	—	2,916

INTEGRAÇÃO	JCP / Dividends receivable	—	—	—	—	—	—
	Equity investment	22,517	—	—	22,455	—	—
	Income from equity	—	—	63	—	—	11,342

		22,517	—	63	22,455	—	11,342

COSTA OESTE	JCP / Dividends receivable	300	—	—	458	—	—
	AFAC	1,146	—	—	15,104	—	—
	Equity investment	21,510	—	—	4,278	—	—
	Suppliers	—	1	—	—	—	—
	Income (expenses) from equity	—	—	(481)	—	—	3,599
	Charges for use of transmission grid	—	—	(3)	—	—	—

		22,956	1	(484)	19,840	—	3,599

TSBE	Accounts receivable	12	—	—	—	—	—
	JCP / Dividends receivable	2,660	—	—	1,440	—	—
	AFAC	16,000	—	—	86,400	—	—
	Equity investment	275,960	—	—	167,403	—	—
	Other assets	—	—	—	208	—	—
	Suppliers	—	2	—	—	—	—
	Accounts payable	—	10,733	—	—	—	—
	Income from equity	—	—	11,377	—	—	4,789
	Revenue from services	—	—	374	—	—	—
	Other income	—	—	70	—	—	2,595
	Charges for use of transmission grid	—	—	(20)	—	—	—

		294,632	10,735	11,801	255,451	—	7,384

LIVRAMENTO	Other accounts receivable	10	—	—	—	—	—
	Equity investment	—	—	—	97,348	—	—
	AFAC	73,500	—	—	—	—	—
	Preferential recoverable shares	61,910	—	—	—	—	—
	Other assets	—	—	—	112	—	—
	Revenue from services	—	—	—	—	—	—
	Other income	—	—	126	—	—	125
	Expenses from equity	—	—	(150,370)	—	—	(10,963)

		135,420	—	(150,244)	97,460	—	(10,838)

SANTA VITÓRIA	JCP / Dividends receivable	1,163	—	—	—	—	—
	Equity investment	157,627	—	—	185,970	—	—
	AFAC	18,000	—	—	—	—	—
	Preferential recoverable shares	29,400	—	—	—	—	—
	Income (expenses) from equity	—	—	2,220	—	—	138

		206,190	—	2,220	185,970	—	138

MARUMBI	AFAC	6,702	—	—	4,505	—	—
	JCP / Dividends receivable	553	—	—	101	—	—
	Equity investment	9,043	—	—	1,151	—	—
	Income from equity	—	—	1,930	—	—	682

		16,298	—	1,930	5,757	—	682

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS
CHUI	Equity investment	37,495	—	—	75,210	—	—
	AFAC	330,500	—	—	—	—	—
	Expenses from equity	—	—	(37,715)	—	—	(193)

		367,995	—	(37,715)	75,210	—	(193)

FACHESF	Suppliers	—	10,719	—	—	302	—
	Social security contributions	—	—	—	—	14,238	—
	Actuarial debt contracts	—	—	—	—	—	—
	Social security contributions (normal)	—	10,220	—	—	—	—
	Actuarial expenses	—	—	(105,121)	—	—	(110,199)
	Financial expenses	—	—	(55,871)	—	—	(60)
	Operative expenses	—	—	(17,401)	—	—	—
	Other expenses	—	—	—	—	—	(17,732)

		—	20,939	(178,393)	—	14,540	(127,991)

TDG	Equity investment	28,013	—	—	49,829	—	—
	JCP / Dividends receivable	—	—	—	2,152	—	—
	AFAC	101,000	—	—	86,000	—	—
	Accounts receivable	429	—	—	—	—	—
	Suppliers	—	181	—	—	125	—
	Income from equity	—	—	—	—	—	6,798
	Revenue from services	—	—	4,187	—	—	57
	Charges for use of transmission grid	—	—	(1,787)	—	—	—

		129,442	181	2,400	137,981	125	6,855

MANAUS TRANSMISSÃO	Equity investment	215,793	—	—	207,038	—	—
	AFAC	39,181	—	—	13,650	—	—
	Other assets	1,338	—	—	1,338	—	—
	Other liabilities	—	1,307	—	—	491	—
	Income from equity	—	—	22,226	—	—	329,402
	Other income	—	—	2,938	—	—	—
	Charges for use of transmission grid	—	—	(7,902)	—	—	(7,003)
	Expenses from equity	—	—	(65,311)	—	—	—

		256,312	1,307	(48,049)	222,026	491	322,399

IE MADEIRA	Equity investment	822,342	—	—	674,902	—	—
	JCP / Dividends receivable	7,257	—	—	311,414	—	—
	AFAC	—	—	—	11,025	—	—
	Suppliers	—	5,752	—	—	1,624	—
	Accounts payable	—	579	—	—	(805)
	Revenue from services	—	—	—	—	—	10,251
	Other credits	—	—	—	—	—	7,350
	Income from equity	—	—	62,927	—	—	39,720
	Other expenses	—	—	—	—	—	(4,556)
	Charges for use of transmission grid	—	—	(49,776)	—	—	—

		829,599	6,331	13,151	997,341	819	52,765

MANAUS CONSTRUÇÃO	JCP / Dividends receivable	12,351	—	—	9,377	—	—
	Equity investment	4,724	—	—	3,533	—	—
	Charges for use of transmission grid	—	—	10,570	—	—	20,340

		17,075	—	10,570	12,910	—	20,340

STN	Other accounts receivable	263	—	—	191	—	—
	JCP / Dividends receivable	—	—	—	1,292	—	—
	Equity investment	163,434	—	—	195,154	—	—
	Suppliers	—	1,250	—	—	1,439	—
	Income from equity	—	—	46,014	—	—	38,082
	Revenue from services	—	—	2,841	—	—	2,297
	Charges for use of transmission grid	—	—	(12,427)	—	—	(14,740)

		163,697	1,250	36,428	196,637	1,439	25,639

INTESA	JCP / Dividends receivable	—	—	—	1,334	—	—
	Equity investment	41,064	—	—	38,152	—	—
	Suppliers	—	971	—	—	1,108	—
	Income from JCP /Dividends	—	—	—	—	—	720
	Income from equity	—	—	5,573	—	—	3,660
	Charges for use of transmission grid	—	—	(9,496)	—	—	(11,347)

		41,064	971	(3,923)	39,486	1,108	(6,967)

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

EAPSA	Clients	159	—	—	131	—	—
	JCP / Dividends receivable	1,124	—	—	3,379	—	—
	Equity investment	89,580	—	—	92,842	—	—
	Income from equity	—	—	2,030	—	—	13,521

		90,863	—	2,030	96,352	—	13,521

SETE GAMELEIRAS	Accounts receivable	7	—	—	5	—	—
	Equity investment	20,799	—	—	20,243	—	—
	Revenue from services	—	—	—	—	—	25
	Income from equity	—	—	556	—	—	—
	Expenses from equity	—	—	—	—	—	(743)

		20,806	—	556	20,248	—	(718)

S. PEDRO DO LAGO	Equity investment	16,268	—	—	15,118	—	—
	JCP / Dividends receivable	—	—	—	—	—	—
	Accounts receivable	7	—	—	5	—	—
	Revenue from services	—	—	—	—	—	25
	Income (expenses) from equity	—	—	1,407	—	—	(58)

		16,275	—	1,407	15,123	—	(33)

PEDRA BRANCA	Equity investment	14,256	—	—	14,096	—	—
	Accounts receivable	7	—	—	5	—	—
	Other accounts receivable	—	—	—	25	—	—
	Revenue from services	—	—	192	—	—	329
	Expenses from equity	—	—	—	—	—	(735)

		14,263	—	192	14,126	—	(406)

BRASVENTOS MIASSABA	Accounts receivable	70	—	—	68	—	—
	AFAC	—	—	—	22,885	—	—
	Equity investment	33,469	—	—	8,247	—	—
	Other assets	(1)	—	—	—	—	—
	Revenue from services	—	—	—	—	—	113
	Income from equity	—	—	4,703	—	—	31,131
	Income from use of transmission grid	—	—	649	—	—	—
	Income from financial assets	—	—	—	—	—	270
	Expenses from equity	—	—	—	—	—	(1,288)

		33,538	—	5,352	31,200	—	30,226

BRASVENTO EOLO	AFAC	316	—	—	16,691	—	—
	Equity investment	20,750	—	—	5,870	—	—
	Accounts receivable	60	—	—	58	—	—
	Revenue from services	—	—	—	—	—	210
	Income from equity	—	—	—	—	—	22,306
	Income from financial assets	—	—		—	—	135
	Income from use of transmission grid	—	—	554	—	—	—
	Expenses from equity	—	—	(1,495)	—	—	(1,068)

		21,126	—	(941)	22,619	—	21,583

PREVINORTE	Other assets	63	—	—
	Other liabilities	—	7,958	—	—	—	—

		63	7,958	—	—	—	—

ENERPEIXE	Accounts receivable	232	—	—	240	—	—
	JCP / Dividends receivable	26,059	—	—	25,960	—	—
	Equity investment	555,860	—	—	525,378	—	—
	Other assets	—	—	—	2	—	—
	Income from financial assets	—	—	—	—	—	2,414
	Income from equity	—	—	56,539	—	—	96,604
	Revenue from services	—	—	255	—	—	86
	Income from use of transmission grid	—	—	2,220	—	—	—

		582,151	—	59,014	551,580	—	99,104

TRANSLESTE	JCP / Dividends receivable	—	—	—	—	—	—
	Equity investment	15,616	—	—	27,187	—	—
	Suppliers	—	166	—	—	(160)	—
	Income from equity	—	—	5,040	—	—	6,840
	Income from use of transmission grid	—	—	(1,539)	—	—	(1,631)

		15,616	166	3,501	27,187	(160)	5,209

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

TRANSUDESTE	JCP / Dividends receivable	1,033	—	—	—	—	—
	Equity investment	14,978	—	—	14,007	—	—
	Other assets	25	—	—	25	—	—
	Suppliers	—	156	—	—	(99)	—
	Other income	—	—	159	—	—	147
	Revenue from services	—	—	148	—	—	139
	Income from equity	—	—	3,294	—	—	3,909
	Financial income	—	—	1,034	—	—	—
	Income from use of transmission grid	—	—	(968)	—	—	(996)

		16,036	156	3,667	14,032	(99)	3,199

TRANSIRAPE	Equity investment	16,134	—	—	14,050	—	—
	Suppliers	—	107	—	—	(68)	—
	Income from equity	—	—	2,864	—	—	3,745
	Income from use of transmission grid	—	—	(666)	—	—	(698)

		16,134	107	2,198	14,050	(68)	3,047

CENTROESTE	Equity investment	20,825	—	—	17,630	—	—
	JCP / Dividends receivable	894	—	—	—	—	—
	Other assets	10	—	—	59	—	—
	Suppliers	—	71	—	—	(68)	—
	Other income	—	—	431	—	—	79
	Revenue from services	—	—	900	—	—	729
	Income from equity	—	—	4,089	—	—	3,746
	Income from use of transmission grid	—	—	(666)	—	—	(689)

		21,729	71	4,754	17,689	(68)	3,865

BAGUARI	Clients	15	—	—	15	—	—
	AFAC	315	—	—	82,632	—	—
	Equity investment	85,815	—	—	9,805	—	—
	JCP / Dividends receivable	7,294	—	—	1,837	—	—
	Income from equity	—	—	—	—	—	5,035
	Income from financial assets	—	—	—	—	—	190
	Expenses from equity	—	—	(850)	—	—	—
	Income from use of transmission grid	—	—	181	—	—	—

		93,439	—	(669)	94,289	—	5,225

RETIRO BAIXO	AFAC	2,695	—	—	58	—	—
	Equity investment	111,906	—	—	113,123	—	—
	Expenses from equity	—	—	(1,275)	—	—	—
	Income from equity	—	—	—	—	—	3,103
	Financial expenses	—	—	—	—	—	(41)
	Financial income	—	—	111	—	—	3,138

		114,601	—	(1,164)	113,181	—	6,200

SERRA FACÃO ENERGIA	JCP / Dividends receivable	2,289	—	—	2,289	—	—
	Equity investment	1,640	—	—	60,742	—	—
	Expenses from equity	(59,102)	—	—	—	—	(26,544)
	Revenue from services	—	—	80	—	—	298

		(55,173)	—	80	63,031	—	(26,246)

CHAPECOENSE	JCP / Dividends receivable	9,512	—	—	17,054	—	—
	Clients	740	—	—	448	—	—
	Equity investment	364,522	—	—	345,387	—	—
	Income from financial assets	—	—	—	—	—	4,273
	Other assets	—	—	—	751	—	—
	Income from equity	—	—	28,646	—	—	90,568
	Revenue from services	—	—	—	—	—	309

		374,774	—	28,646	363,640	—	95,150

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

MADEIRA ENERGIA	Clients	—	—	—	2,011	—	—
	AFAC	—	—	—	89,700	—	—
	Equity investment	2,724,068	—	—	2,416,382	—	—
	Other assets	—	—	—	163	—	—
	Expenses from equity	—	—	(861,144)	—	—	(18,678)
	Income from financial assets	—	—	—	—	—	19,793
	Revenue from services	—	—	—	—	—	22,771
	Other income	—	—	—	—	—	1,607

		2,724,068	—	(861,144)	2,508,256	—	25,493

INAMBARI	Other expenses	—	—	—	—	—	(6,126)
	Equity investment	164	—	—	9,148	—	—
	Expenses from equity	—	—	(6,024)	—	—	5,293
	Other income	—	—	6,017	—	—	—

		164	—	(7)	9,148	—	(833)

TRANSENERGIA RENOVÁVEL	JCP / Dividends receivable	15,648	—	—	9,904	—	—
	Equity investment	96,813	—	—	78,241	—	—
	Suppliers	—	80	—	—	(79)	—
	Income from equity	—	—	24,316	—	—	—
	Expenses from equity	—	—	—	—	—	(21,680)
	Other assets	—	—	—	17	—	—
	Other income	—	—	8	—	—	—
	Income from use of transmission grid	—	—	(754)	—	—	(654)

		112,461	80	23,570	88,162	(79)	(22,334)

MGE TRANSMISSÃO	JCP / Dividends receivable	6,812	—	—	—	—	—
	Equity investment	118,953	—	—	60,802	—	—
	AFAC	—	—	—	45,570	—	—
	Other assets	149	—	—	—	—	—
	Suppliers	—	100	—	—	—	—
	Revenue from services	—	—	2,974	—	—	1,855
	Other income	—	—	67	—	—	—
	Expenses from equity	—	—	(9,222)	—	—	(2,831)
	Income from use of transmission grid	—	—	(477)	—	—	—

		125,914	100	(6,658)	106,372	—	(976)

GOIÁS TRANSMISSÃO	Equity investment	138,436	—	—	80,080	—	—
	AFAC	—	—	—	51,499	—	—
	JCP / Dividends receivable	20,051	—	—	20,051	—	—
	Other assets	203	—	—	359	—	—
	Suppliers	—	225	—	—	(207)	—
	Income from equity	—	—	—	—	—	—
	Expenses from equity	—	—	(493)	—	—	(1,815)
	Charges for use of transmission grid	—	—	(1,911)	—	—	—
	Revenue from services	—	—	2,293	—	—	2,290

		158,690	225	(111)	151,989	(207)	475

REI DOS VENTOS	Accounts receivable	61	—	—	60	—	—
	Other assets	—	—	—	12,894	—	—
	Equity investment	21,356	—	—	7,553	—	—
	Revenue from services	—	—	—	—	—	—
	Income from use of transmission grid	—	—	570	—	—	79
	Income from financial assets	—	—	—	—	—	187
	Income from equity	—	—	1,801	—	—	20,447
	Expenses from equity	—	—	—	—	—	(1,359)

		21,417	—	2,371	20,507	—	19,354

TRANS SÃO PAULO	AFAC	1,960	—	—	13,132	—	—
	Equity investment	83,116	—	—	36,500	—	—
	JCP / Dividends receivable	15,934	—	—	5,441	—	—
	Other assets	75	—	—	71	—	—
	Suppliers	—	28	—	—	(20)	—
	Revenue from services	—	—	890	—	—	1,013
	Income from equity	—	—	43,977	—	—	15,107
	Other income	—	—	509	—	—	229
	Income from use of transmission grid	—	—	(276)	—	—	(293)

		101,085	28	45,100	55,144	(20)	16,056

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

	AFAC	—	—	—	93	—	—
TRANS GOIÁS	Permanent equity stake	—	—	—	2,369	—	—
	Expenses from equity	—	—	(1,212)	—	—	(487)

		—	—	(1,212)	2,462	—	(487)

	JCP / dividends	—	—	—	—	—	—
	Other assets	72	—	—	176	—	—
	Permanent equity stake	12,846	—	—	10,634	—	—
CALDAS NOVAS	Suppliers	—	9	—	—	—	—
	Charges for use of transmission grid	—	—	(61)	—	—	(11)
	Other income	—	—	149	404	—	—
	Revenue from services	—	—	720	—	—	170
	Income from equity	—	—	3,084	—	—	1,578

		12,918	9	3,892	11,214	—	1,737

	Permanent equity stake	181,526	—	—	98,659	—	—
IE GARANHUS	AFAC	—	—	—	—	—	—
	Income from equity	—	—	16,717	—	—	2,853

		181,526	—	16,717	98,659	—	2,853

LUZIÂNIA NIQUELÂNDIA TRANSMISSORA	AFAC	—	—	—	2,728	—	—
	Permanent equity stake	16,863	—	—	2,907	—	—
	Other assets	—	—	—	94	—	—
	Suppliers	—	845	—	—	—	—
	Income from equity	—	—	4,594	—	—	—
	Revenue from services	—	—	115	—	—	537
	Financial income	—	—	—	—	—	5
	Other income	—	—	188	—	—	810
	Expenses from equity	—	—	—	—	—	(131)
	Charges for use of transmission grid	—	—	(41)	—	—	—

		16,863	845	4,856	5,729	—	1,221

	Other receivable accounts	5	—	—	—	—	—
	AFAC	54,499	—	—	102,620	—	—
	Permanent equity stake	139,719	—	—	16,901	—	—
	Other assets	—	—	—	474	—	—
TSLE	Other liabilities	—	—	—	—	5	—
	Income from equity	—	—	—	—	—	120
	Other income	—	—	39	—	—	8,236
	Expenses from equity	—	—	(2,637)	—	—	—
	Service provision income	—	—	3,457	—	—	—

		194,223	—	859	119,995	5	8,356

	AFAC	—	—	—	5,175	—	—
Energia dos Ventos I	Permanent equity stake	7,254	—	—	198	—	—
	Expenses from equity	—	—	(39)	—	—	(23)

		7,254	—	(39)	5,373	—	(23)

Energia dos Ventos II	AFAC	—	—	—	3,121	—	—
	Permanent equity stake	4,406	—	—	154	—	—
	Expenses from equity	—	—	(30)	—	—	(23)

		4,406	—	(30)	3,275	—	(23)

	Permanent equity stake	6,535	—	—	4,655	—	—
Energia dos Ventos III	Other assets	—	—	—	186	—	—
	Other income	—	—	—	—	—	61
	Expenses from equity	—	—	(36)	—	—	(25)

		6,535	—	(36)	4,841	—	36

Energia dos Ventos IV	AFAC	—	—	—	6,811	—	—
	Permanent equity stake	9,535	—	—	210	—	—
	Expenses from equity	—	—	(43)	—	—	(26)

		9,535	—	(43)	7,021	—	(26)

Energia dos Ventos V	AFAC	—	—	—	5,454	—	—
	Permanent equity stake	929	—	—	183	—	—
	Expenses from equity	—	—	(6,722)	—	—	(23)

		929	—	(6,722)	5,637	—	(23)

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

Energia dos Ventos VI	AFAC	—	—	—	7,585	—	—
	Permanent equity stake	1,272	—	—	181	—	—
	Expenses from equity	—	—	(9,159)	—	—	(25)

		1,272	—	(9,159)	7,766	—	(25)

Energia dos Ventos VII	AFAC	—	—	—	7,634	—	—
	Permanent equity stake	1,380	—	—	205	—	—
	Expenses from equity	—	—	(9,160)	—	—	(25)

		1,380	—	(9,160)	7,839	—	(25)

	Permanent equity stake	910	—	—	5,454	—	—
Energia dos Ventos VIII	Other assets	—	—	—	164	—	—
	Other income	—	—	157	—	—	10
	Expenses from equity	—	—	(6,721)	—	—	(22)

		910	—	(6,564)	5,618	—	(12)

Energia dos Ventos IX	AFAC	—	—	—	5,562	—	—
	Permanent equity stake	975	—	—	186	—	—
	Expenses from equity	—	—	(6,723)	—	—	(24)

		975	—	(6,723)	5,748	—	(24)

	AFAC	—	—	—	4,131	—	—
Energia dos Ventos X	Permanent equity stake	5,807	—	—	178	—	—
	Expenses from equity	—	—	(34)	—	—	(23)

		5,807	—	(34)	4,309	—	(23)

JUNCO I	Permanent equity stake	18,824	—	—	5,193	—	—
	Expenses from equity	—	—	(100)	—	—	(148)

		18,824	—	(100)	5,193	—	(148)

	Permanent equity stake	19,087	—	—	5,285	—	—
JUNCO II	Income from equity	—	—	71	—	—	—
	Expenses from equity	—	—	—	—	—	(61)

		19,087	—	71	5,285	—	(61)

CAIÇARA I	Permanent equity stake	20,976	—	—	5,280	—	—
	Income (expenses) from equity	—	—	5	—	—	(69)

		20,976	—	5	5,280	—	(69)

CAIÇARA II	Permanent equity stake	14,106	—	—	3,399	—	—
	Expenses from equity	—	—	(18)	—	—	(56)

		14,106	—	(18)	3,399	—	(56)

	Permanent equity stake	7,180	—	—	1,505	—	—
EXTREMOZ	AFAC	453,761	—	—	178,150	—	—
	Income from equity	—	—	5,675	—	—	1,452

		460,941	—	5,675	179,655	—	1,452

	Other assets	78	—	—	35	—	—
NORTE ENERGIA	Permanent equity stake	2,676,123	—	—	631,824	—	—
	Income from equity	—	—	—	—	—	841,589
	Expenses from equity	—	—	(110,640)	—	—	(6,000)

		2,676,201	—	(110,640)	631,859	—	835,589

	Other liabilities	—	234	—	—	—	—
AETE	Income from equity	—	—	8,915	—	—	39,235
	Service provision income	—	—	—	—	—	2,022
	Charges for use of transmission grid	—	—	(2,457)	—	—	(2,831)

		—	234	6,458	—	—	38,426

	Other assets	2,506	—	—	—	—	—
	Other liabilities	—	127	—	—	139	—
BRASNORTE	Suppliers	—	—	—	—	—	—
	Income from equity	—	—	9,647	—	—	105,921
	Service provision income	—	—	1,808	—	—	4,747
	Charges for use of transmission grid	—	—	(1,289)			(1,643)

		2,506	127	10,166	—	139	110,668

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

	Other assets	161	—	—	—	—	—
ÁGUAS DA PEDRA	Service provision income	—	—	—	—	—	690
	Income from power use	—	—	1,267	—	—	—
	Income from equity	—	—	6,379	—	—	96,220

		161	—	7,646	—	—	96,910

	Other liabilities (specify, if relevant)	—	—	—	1,646	—	—
ESTAÇÃO TRANSMISSORA	Income from equity	—	—	—	—	—	743,762
	Service provision income	—	—	—	—	—	40
	Charges for use of transmission grid	—	—	(3,735)	—	—	(10,934)

		—	—	(3,735)	1,646	—	732,868

INTEGRAÇÃO TRANS.	Other assets	290	—	—	272	—	—
	Other liabilities	—	709	—	—	—	—
	Income from equity	—	—	16,817	—	—	121,999
	Service provision income	—	—	—	—	—	3,386
	Other income	—	—	3,838	—	—	—
	Charges for use of transmission grid	—	—	(7,132)	—	—	(8,264)

		290	709	13,523	272	—	117,121

	AFAC	364,822	—	—	—	—	—
	Other assets	810	—	—	—	—	—
LINHA VERDE	Loans and Financing	129,155	—	—	—	—	—
	Income from equity	—	—	—	—	—	23,257
	Other income	—	—	9,632	—	—	—

		494,787	—	9,632	—	—	23,257

RIO BRANCO	Other assets	—	—	—	152	—	—
	Other liabilities	—	—	—	—	176	—

		—	—	—	152	176	—

CONSTRUTORA INTEG	Income from equity	—	—	63	—	—	24,638

		—	—	63	—	—	24,638

TRANSMISSORA MATO GROSSO	Other liabilities	—	234	—	—	—	—

		—	234	—	—	—	—

TRANSNORTE	Income from equity	—	—	9,072	—	—	42,584

		—	—	9,072	—	—	42,584

	AFAC	—	—	—	1,114	—	—
	Permanent equity stake	946,187	—	—	1,748,560	—	—
	Dividends / Receivable JCP	9,749	—	—	70,460	—	—
CTEEP	Income from JCP /Dividends	—	—	1,480	—	—	—
	Income from equity	—	—	53,503	—	—	5,673
	Equity stake losses	—	—	—	—	—	(168,982)
	Subscription losses	—	—	(679)	—	—	—

		955,936	—	54,304	1,820,134	—	(163,309)

	Permanent equity stake	275,214	—	—	303,652	—	—
	Receivable dividends / JCP	(54)	—	—	—	—	—
EMAE	Income from JCP /Dividends	—	—	64	—	—	—
	Other expenses	—	—	—	—	—	—
	Equity stake losses	—	—	151,429	—	—	(80,028)

		275,159	—	151,493	303,652	—	(80,028)

	Other assets	724	—	—	—	—	—
	Anticipated payment for future capital increase	6,223	—	—	10,908	—	—
Triângulo Mineiro Trans. S.A.	Permanent equity stake	36,246	—	—	443	—	—
	Other income	—	—	38		—	302
	Service provision income	—	—	724	—	—	146
	Income (expenses) from equity	—	—	830	—	—	(443)

		43,193	—	1,592	11,351	—	5

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

CEPEL	Operative expenses	—	—	(10,925)	—	—	(10,924)

		—	—	(10,925)	—	—	(10,924)

TME	Other liabilities	—	—	—	—	294	—
	Income from equity	—	—	11,182	—	—	75,656
	Charges for use of transmission grid	—	—	(2,545)	—	—	(2,902)

		—	—	8,637	—	294	72,754

Paranaiba Transmissora de Energia S.A.	Permanent equity stake	67,383	—	—	17,801	—	—
	Other receivable accounts	142	—	—	—	—	—
	Service provision income	—	—	849	—	—	208
	Income from equity	—	—	2,297	—	—	161

		67,525	—	3,146	17,801	—	369

Centrais Eolica Famosa I S.A.	Anticipated payment for future capital increase	1,059	—	—	3,807	—	—
	Permanent equity stake	838	—	—	3,455	—	—
	Expenses from equity	—	—	(6,425)	—	—	(305)

		1,897	—	(6,425)	7,262	—	(305)

Centrais Eolica Pau Brasil S.A.	Anticipated payment for future capital increase	706	—	—	2,538	—	—
	Permanent equity stake	548	—	—	2,302	—	—
	Expenses from equity	—	—	(4,292)	—	—	(225)

		1,254	—	(4,292)	4,840	—	(225)

Centrais Eolica São Paulo S.A.	Anticipated payment for future capital increase	823	—	—	2,856	—	—
	Permanent equity stake	648	—	—	2,594	—	—
	Expenses from equity	—	—	(4,803)	—	—	(241)

		1,471	—	(4,803)	5,450	—	(241)

Centrais Eolica Rosada S.A.	Anticipated payment for future capital increase	1,333	—	—	4,759	—	—
	Permanent equity stake	955	—	—	4,326	—	—
	Expenses from equity	—	—	(8,132)	—	—	(347)

		2,288	—	(8,132)	9,085	—	(347)

FOTE	AFAC	3,641	—	—	—	—	—
	Permanent equity stake	11,824	—	—	5	—	—
	Expenses from equity	—	—	(16)	—	—	—

		15,465	—	(16)	5	—	—

Vale do São Bartolomeu Transmissora de Energia S.A.	Other receivable accounts	229	—	—	—	—	—
	Permanent equity stake	16,128	—	—	663	—	—
	Income from equity	—	—	645	—	—	—
	Service provision income	—	—	226	—	—	—
	Other income	—	—	7,950	—	—	16

		16,357	—	8,821	663	—	16

PUNAÚ I EÓLICA S.A	Permanent equity stake	1,880	—	—	123	—	—
	Expenses from equity	—	—	(7,313)	—	—	—

		1,880	—	(7,313)	123	—	—

CARNAÚBA I EÓLICA S.A.	Permanent equity stake	1,238	—	—	113	—	—
	Expenses from equity	—	—	(7,186)	—	—	—

		1,238	—	(7,186)	113	—	—

CARNAÚBA II EÓLICA S.A.	Permanent equity stake	936	—	—	93	—	—
	Expenses from equity	—	—	(5,959)	—	—	—

		936	—	(5,959)	93	—	—

CARNAÚBA III EÓLICA S.A.	Permanent equity stake	845	—	—	83	—	—
	Expenses from equity	—	—	(5,284)	—	—	—

		845	—	(5,284)	83	—	—

CARNAÚBA V EÓLICA S.A.	Permanent equity stake	1,212	—	—	123	—	—
	Expenses from equity	—	—	(7,981)	—	—	—

		1,212	—	(7,981)	123	—	—

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

CERVANTES I EÓLICA S.A.	Permanent equity stake	1,357	—	—	83	—	—
	Expenses from equity	—	—	(4,772)	—	—	—

		1,357	—	(4,772)	83	—	—

CERVANTES II EÓLICA S.A.	Permanent equity stake	644	—	—	64	—	—
	Expenses from equity	—	—	(3,958)	—	—	—

		644	—	(3,958)	64	—	—

BOM JESUS EÓLICA S.A.	Permanent equity stake	1,370	—	—	93	—	—
	Expenses from equity	—	—	(5,794)	—	—	—

		1,370	—	(5,794)	93	—	—

CACHOEIRA EÓLICA S.A	Permanent equity stake	871	—	—	64	—	—
	Expenses from equity	—	—	(3,907)	—	—	—

		871	—	(3,907)	64	—	—

PITIMBU EÓLICA S.A	Permanent equity stake	1,270	—	—	93	—	—
	Expenses from equity	—	—	(5,894)	—	—	—

		1,270	—	(5,894)	93	—	—

SÃO CAETANO EÓLICA S.A	Permanent equity stake	2,387	—	—	132	—	—
	Expenses from equity	—	—	(7,952)	—	—	—

		2,387	—	(7,952)	132	—	—

SÃO CAETANO I EÓLICA S.A	Permanent equity stake	1,867	—	—	93	—	—
	Expenses from equity	—	—	(5,297)	—	—	—

		1,867	—	(5,297)	93	—	—

SÃO GALVÃO EÓLICA S.A.	Permanent equity stake	1,684	—	—	122	—	—
	Expenses from equity	—	—	(7,862)	—	—	—

		1,684	—	(7,862)	122	—	—

Ventos de Santa Joana IX	Permanent equity stake	16,904	—	—	7,690	—	—

		16,904	—	—	7,690	—	—

Ventos de Santa Joana X	Permanent equity stake	16,185	—	—	7,690	—	—

		16,185	—	—	7,690	—	—

Ventos de Santa Joana XI	Permanent equity stake	14,890	—	—	7,690	—	—

		14,890	—	—	7,690	—	—

Ventos de Santa Joana XII	Permanent equity stake	18,711	—	—	7,690	—	—

		18,711	—	—	7,690	—	—

Ventos de Santa Joana XIII	Permanent equity stake	16,498	—	—	7,690	—	—

		16,498	—	—	7,690	—	—

Ventos de Santa Joana XV	Permanent equity stake	18,505	—	—	7,690	—	—
	Expenses from equity	—	—	(1)	—	—	—

		18,505	—	(1)	7,690	—	—

Ventos de Santa Joana XVI	Permanent equity stake	17,364	—	—	7,690	—

		17,364	—	—	7,690	—	—

Hermenegildo I	Receivable accounts	29	—	—	—	—	—
	AFAC	41,161	—	—	—	—	—
	Expenses from equity	—	—	(384)	—	—	—

		41,190	—	(384)	—	—	—

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

Hermenegildo II	Receivable accounts	29	—	—
	AFAC	3,203	—	—	—	—	—
	Permanent equity stake	—	—	—	—	—	—
	Expenses from equity	—	—	(156)	—	—	—

		3,232	—	(156)	—	—	—

Hermenegildo III	Receivable accounts	25	—	—	—	—	—
	AFAC	34,887	—	—	—	—	—
	Permanent equity stake	—	—	—	—	—	—
	Expenses from equity	—	—	(123)	—	—	—

		34,912	—	(123)	—	—	—

Coxilha Seca	AFAC	2,900	—	—	—	—	—
	Permanent equity stake	87	—	—	—	—	—
	Income from equity	—	—	77	—	—	—

		2,987	—	77	—	—	—

Chuí IX	Receivable accounts	10	—	—	—	—	—
	AFAC	20,510	—	—	—	—	—
	Permanent equity stake	—	—	—	—	—	—
	Expenses from equity	—	—	(65)	—	—	—

		20,520	—	(65)	—	—	—

Baraúnas I	Permanent equity stake	27	—	—	—	—	—
	Expenses from equity	—	—	(27)	—	—	—

		27	—	(27)	—	—	—

Mussambê	Permanent equity stake	19,955	—	—	—	—	—
	Expenses from equity	—	—	(32)	—	—	—

		19,955	—	(32)	—	—	—

Morro Branco I	Permanent equity stake	15,549	—	—	—	—	—
	Expenses from equity	—	—	(22)	—	—	—

		15,549	—	(22)	—	—	—

Serra das Vacas I	Permanent equity stake	14,925	—	—	—	—	—
	Expenses from equity	—	—	(248)	—	—	—

		14,925	—	(248)	—	—	—

Serra das Vacas II	Permanent equity stake	14,405	—	—	—	—	—
	Expenses from equity	—	—	(78)	—	—	—

		14,405	—	(78)	—	—	—

Serra das Vacas III	Permanent equity stake	14,023	—	—	—	—	—
	Expenses from equity	—	—	(93)	—	—	—

		14,023	—	(93)	—	—	—

Serra das Vacas IV	Permanent equity stake	14,524	—	—	—	—	—
	Expenses from equity	—	—	(67)	—	—	—

		14,524	—	(67)	—	—	—

Ventos de Santa Joana I	Permanent equity stake	17,774	—	—	—	—	—

		17,774	—	—	—	—	—

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

Ventos de Santa Joana III	Permanent equity stake	20,000	—	—	—	—	—

		20,000	—	—	—	—	—

Ventos de Santa Joana IV	Permanent equity stake	16,926	—	—	—	—	—

		16,926	—	—	—	—	—

Ventos de Santa Joana V	Permanent equity stake	17,774	—	—	—	—	—

		17,774	—	—	—	—	—

Ventos de Santa Joana VII	Permanent equity stake	17,774	—	—	—	—	—

		17,774	—	—	—	—	—

Ventos Santo Augusto IV	Permanent equity stake	17,774	—	—	—	—

		17,774	—	—	—	—	—

SINOP	Permanent equity stake	87,047	—	—	—	—	—
	Income from equity	—	—	—	—	—	1
	Expenses from equity	—	—	(4,249)	—	—	—

		87,047	—	(4,249)	—	—	1

Santo Antônio Energia	Service provision income	—	—	3,481	—	—	—
	Income from power use	—	—	40,602	—	—	—
	Other income	—	—	268	—	—	—

		—	—	44,351	—	—	—

MATA DE SANTA GENEBRA	Permanent equity stake	26,177	—	—	—	—	—
	Other receivable accounts	1	—	—	—	—	—
	Other income	—	—	894	—	—	—
	Expenses from equity	—	—	(1,019)	—	—	—

		26,178	—	(125)	—	—	—

LAGOA AZUL TRANSMISSORA	Other assets	1	—	—	—	—	—
	Permanent equity stake	1,970	—	—	—	—	—
	Expenses from equity	—	—	(151)	—	—	—
	Other income	—	—	12	—	—	—

		1,971	—	(139)	—	—	—

EÓLICA ITAGUAÇU DA BAHIA SPE S.A.	Other assets	1	—	—	—	—	—
	Permanent equity stake	1,062	—	—	—	—	—
	Expenses from equity	—	—	(101)	—	—	—

		1,063	—	(101)	—	—	—

EÓLICA VENTOS DE SANTA LUIZA SPE S.A.	Other assets	1	—	—	—	—	—
	Permanent equity stake	1,063	—	—	—	—	—
	Expenses from equity	—	—	(100)	—	—	—

		1,064	—	(100)	—	—	—

EÓLICA VENTOS DE SANTA MADALENA SPE S.A.	Other assets	1	—	—	—	—	—
	Other receivable accounts	1	—	—	—	—
	Permanent equity stake	1,063	—	—	—	—	—
	Expenses from equity	—	—	(101)	—	—	—

		1,064	—	(101)	—	—	—

EÓLICA VENTOS DE SANTA MARCELLA SPE S.A.	Other assets	1	—	—	—	—	—
	Anticipated payment for future capital increase	—	—	—	—	—	—
	Permanent equity stake	1,063	—	—	—	—	—
	Expenses from equity	—	—	(101)	—	—	—

		1,064	—	(101)	—	—	—

EÓLICA VENTOS DE SANTA VERA SPE S.A.	Other assets	1	—	—	—	—	—
	Other receivable accounts	—	—	—	—	—
	Expenses from equity	—	—	(100)	—	—	—

		1,064	—	(100)	—	—	—

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

EÓLICA VENTOS DE SANTO ANTONIO SPE S.A.	Other assets	1	—	—	—	—	—
	Other receivable accounts	—	—	—	—	—
	Permanent equity stake	1,063	—	—	—	—	—
	Expenses from equity	—	—	(100)	—	—	—

		1,064	—	(100)	—	—	—

EÓLICA VENTOS DE SÃO BENTO SPE S.A.	Other assets	1	—	—	—	—	—
	Other receivable accounts	—	—	—	—	—
	Permanent equity stake	1,063	—	—	—	—	—
	Expenses from equity	—	—	(101)	—	—	—

		1,064	—	(101)	—	—	—

EÓLICA VENTOS DE SÃO CIRILO SPE S.A.	Other assets	1	—	—	—	—	—
	Anticipated payment for future capital increase	—	—	—	—	—	—
	Permanent equity stake	1,063	—	—	—	—	—
	Expenses from equity	—	—	(100)	—	—	—

		1,064	—	(100)	—	—	—

EÓLICA VENTOS DE SÃO JOÃO SPE S.A.	Other assets	1	—	—	—	—	—
	Anticipated payment for future capital increase	—	—	—	—	—	—
	Permanent equity stake	1,063	—	—	—	—	—
	Expenses from equity	—	—	(100)	—	—	—

		1,064	—	(100)	—	—	—

EÓLICA VENTOS DE SÃO RAFAEL SPE S.A.	Other assets	1	—	—	—	—	—
	Anticipated payment for future capital increase	—	—	—	—	—	—
	Permanent equity stake	1,063	—	—	—	—	—
	Expenses from equity	—	—	(101)	—	—	—

		1,064	—	(101)	—	—	—

UEE ACAUÃ	Permanent equity stake	7,674	—	—	—	—	—
	Income from equity	—	—	41	—	—	—

		7,674	—	41	—	—	—

UEE ANGICAL 2	Permanent equity stake	12,722	—	—	—	—	—
	Expenses from equity	—	—	(20)	—	—	—

		12,722	—	(20)	—	—	—

UEE ARAPAPÁ	Permanent equity stake	5,123	—	—	—	—	—
	Income from equity	—	—	21	—	—	—

		5,123	—	21	—	—	—

UEE CAITITU 2	Permanent equity stake	12,722	—	—	—	—	—
	Expenses from equity	—	—	(20)	—	—	—

		12,722	—	(20)	—	—	—

UEE CAITITU 3	Permanent equity stake	12,722	—	—	—	—	—
	Expenses from equity	—	—	(20)	—	—	—

		12,722	—	(20)	—	—	—

UEE CARCARÁ	Permanent equity stake	11,996	—	—	—	—	—
	Expenses from equity	—	—	(746)	—	—	—

		11,996	—	(746)	—	—	—

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

UEE CORRUPIÃO 3	Permanent equity stake	12,722	—	—	—	—	—
	Expenses from equity	—	—	(20)	—	—	—

		12,722	—	(20)	—	—	—

UEE TEIÚ 2	Permanent equity stake	10,185	—	—	—	—	—
	Expenses from equity	—	—	(20)	—	—	—

		10,185	—	(20)	—	—	—

COQUERINHO 2	Permanent equity stake	21,415	—	—	—	—	—
	Income from equity	—	—	20	—	—	—

		21,415	—	20	—	—	—

PAPAGAIO	Permanent equity stake	13,375	—	—	—	—	—
	Income from equity	—	—	8	—	—	—

		13,375	—	8	—	—	—

TAMANDUÁ MIRIM 2	Permanent equity stake	10,435	—	—	—	—	—
	Expenses from equity	—	—	(20)	—	—	—

		10,435	—	(20)	—	—	—

BARAUNAS II	Permanent equity stake	615	—	—	—	—	—
	Expenses from equity	—	—	(7)	—	—	—

		615	—	(7)	—	—	—

BANDA DE COURO	Permanent equity stake	961	—	—	—	—	—
	Expenses from equity	—	—	(7)	—	—	—

		961	—	(7)	—	—	—

BELO MONTE TRANSMISSORA SPE S.A.	Permanent equity stake	6,119	—	—	—	—	—
	Other assets	1	—	—	—	—	—
	Expenses from equity	—	—	(5)	—	—	—
	Other income	—	—	424	—	—	—

		6,120	—	419	—	—	—

ITAIPU	Loans and financing	11,656,696	—	—	11,887,606	—	—
	Receivable dividend	—	—	—	2,343	—	—
	Equity stake results	—	—	—	—	—	—
	Income from interests, commissions, and taxes	—	—	767,647	—	—	802,535

		11,656,696	—	767,647	11,889,949	—	802,535

SANTO ANTONIO ENERGIA	Clients	4,174	—	—	—	—	—
	Other assets	311	—	—	—	—	—
	Service provision income	—	—	—	—	—	—
	Power use income	—	—	—	—	—	—
	Other income	—	—	—	—	—	—

		4,485	—	—	—	—	—

ELETROS	Payable contribution - sponsor	—	10,652	—	—	12,876	—
	Provisions	—	448,407	—	—	67,553	—
	Contributions - sponsor	—	—	(34,423)	—	—	(38,188)
	Taxes	—	—	(2,462)	—	—	(2,487)

		—	459,059	(36,885)	—	80,429	(40,674)

CEEE-GT	Equity stake	449,336	—	—	564,613	—	—
	Loans and financing	13,254	—	—	21,662	—	—
	Equity stake results	—	—	(91,308)	—	—	8,294
	Income from interests, commissions, and taxes	—	—	1,189	—	—	1,822

		462,590	—	(90,119)	586,275	—	10,116

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

CEMAT	Equity stake	376,031	—	—	334,294	—	—
	Loans and financing	353,596	—	—	383,068	—	—
	Equity stake results	—	—	25,491	—	—	—
	Income from interests, commissions, and taxes	—	—	34,608	—	—	31,181

		729,627	—	60,099	717,362	—	31,181

CEMAR	Equity stake	554,817	—	—	463,394	—	—
	Receivable dividend	20,754	—	—	12,542	—	—
	Loans and financing	308,989	—	—	386,275	—	—
	Equity stake results	—	—	112,288	—	—	(137,244)
	Income from interests, commissions, and taxes	—	—	18,635	—	—	23,088

		884,561	—	130,923	862,210	—	(114,156)

Lajeado Energia	Equity stake	206,282	—	—	232,907	—	—
	Loans and financing	—	—	—	—	—	—
	Receivable dividend	94,810	—	—	54,505	—	—
	Equity stake results	—	—	13,630	—	—	244,165
	Income from interests, commissions, and taxes	—	—	—	—	—	—

		301,092	—	13,630	287,412	—	244,165

CEB Lajeado	Equity stake	71,723	—	—	83,644	—	—
	Loans and financing	—	—	—	—	—	—
	Receivable dividend	14,606	—	—	8,746	—	—
	Equity stake results	—	—	7,419	—	—	64,537
	Income from interests, commissions, and taxes	—	—	—	—	—	—

		86,329	—	7,419	92,390	—	64,537

Paulista Lajeado	Equity stake	18,119	—	—	27,669	—	—
	Loans and financing	—	—	—	—	—	—
	Equity stake results	—	—	(3,096)	—	—	(57,510)
	Income from interests, commissions, and taxes	—	—	—	—	—	—

		18,119	—	(3,096)	27,669	—	(57,510)

CEEE-D	Equity stake	7,476	—	—	166,646	—	—
	Loans and financing	31,258	—	—	34,584	—	—
	Equity stake results	—	—	(145,118)	—	—	15,180
	Income from interests, commissions, and taxes	—	—	2,895	—	—	2,990

		38,734	—	(142,223)	201,230	—	18,169

CHC Amé	Equity stake	79,081	—	—	29,119	—	—
	Loans and financing	—	—	—	—	—	—
	Equity stake results	—	—	(5,517)	—	—	(95,298)
	Income from interests, commissions, and taxes	—	—	—	—	—	—

		79,081	—	(5,517)	29,119	—	(95,298)

EÓLICA MANGUE SECO	Equity stake	16,726	—	—	17,058	—	—
	Loans and financing	—	—	—	—	—	—
	Equity stake results	—	—	—	—	—	(996)
	Income from interests, commissions, and taxes	—	—	—	—	—	—

		16,726	—	—	17,058	—	(996)

NORTE ENERGIA (BELO MONTE)	Equity stake	802,964	—	—	631,123	—	—
	Loans and financing	—	—	—	—	—	—
	Equity stake results	—	—	(32,909)	—	—	(4,004)
	Income from interests, commissions, and taxes	—	—	—	—	—	—

		802,964	—	(32,909)	631,123	—	(4,004)

ROUAR	Equity stake	70,044	—	—	18,427	—	—
	Loans and financing	—	—	—	—	—	—
	Equity stake results	—	—	7,240	—	—	52
	Income from interests, commissions, and taxes	—	—	—	—	—	—

		70,044	—	7,240	18,427	—	52

		Consolidated
		12/31/2014			12/31/2013
COMPANIES	NATURE OF THE TRANSACTION	ASSETS	LIABILITIES	RESULTS	ASSETS	LIABILITIES	RESULTS

Companhia Celg de Participações - CELGPAR	Other liabilities - mutual items	—	109,537	—	—	—	—

		—	109,537	—	—	—	—

CELG Geração e Transmissão - CELG GT	Suppliers	—	1,082	—	—	—	—
	Charges for power use	—	—	2,577			—

		—	1,082	2,577	—	—	—

AMAPARI	Income from equity	—	—	—	—	—	41,623

		—	—	—	—	—	41,623

FOZ DO CHAPECÓ	Receivable accounts	458	—	—	—	—	—
	Service provision income	—	—	137	—	—	—
	Income from power use	—	—	4,257	—	—	—

		458	—	4,394	—	—	—

TIJOA PARTICIPAÇÕES E INVESTIMENTOS S.A.	Receivable accounts	362	—	—	—	—	—
	Anticipated payment for future capital increase	649	—	—	—	—	—
	Permanent equity stake	167	—	—	—	—	—
	Income from equity	—	—	167	—	—	—
	Income from power use	—	—	825	—	—	—

		1,178	—	992	—	—	—

CSE CENTRO DE SOLUÇÕES ESTRATÉGICAS S.A.	Anticipated payment for future capital increase	1,996	—	—	—	—	—
	Permanent equity stake	(299)	—	—	—	—	—
	Expenses from equity	—	—	(299)	—	—	—

		1,697	—	(299)	—	—	—

EMPRESA DE ENERGIA SÃO MANUEL S.A.	Permanent equity stake	(594)	—	—	—	—	—
	Other income	—	—	1,029	—	—	—
	Expenses from equity	—	—	(594)	—	—	—

		(594)	—	435	—	—	—

ENERGIA OLIMPICA S.A.	Permanent equity stake	(213)	—	—	—	—	—
	Expenses from equity	—	—	(213)	—	—	—
	Other expenses	—	—	(1)	—	—	—

		(213)	—	(214)	—	—	—

CIA HIDREL TELES PIRES	Service provision income	—	—	5,759	—	—	—
	Other income	—	—	2,093	—	—	—

		—	—	7,852	—	—	—

E-Vida	Other assets	8,233	—	—	—	—	—
	Other liabilities	—	453	—	—	—	—

		8,233	453	—	—	—	—

NOTE 46 – Salaries of Key Personnel

Salaries of key personnel of the Company (directors and advisors) are the following:

	12/31/2014	12/31/2013	12/31/2012
Salaries of Directors and Advisors	28,021	25,548	22,432
Salaries and social charges	5,934	5,698	5,046
Others	1,938	2,617	3,029

	35,893	33,863	30,507

NOTE 47 – SUBSEQUENT EVENTS

47.1 Subsidiary Celg Distribuição S.A.

a)	Acquisition Celg-D

The Company concluded the legal process of acquisition of Celg Distribuição S.A. (“Celg-D”) through payment and transfer, on January 27, 2015, of 76,761,267 (seventy six million, seven hundred and sixty one thousand, two hundred and sixty seven) ordinary shares of issuance of Celg-D, corresponding to 50.93% of the corporate capital of the Distributor, at the value of R$ 59,454.

b)	Inclusion of Celg-D in the National Privatization Program – NPP

On May 07, 2015, the National Privatization Council (NPC), through Resolution No. 005, of May 05, 2015, recommended the inclusion of CELG-D in the National Privatization Council (NPC).

The conditions for the sale of company control of CELG-D (purchase, number of actions, among others), after approval by NPC and control bodies, shall be homologated by decision bodies of Eletrobras.

On December 28, 2015, at an Extraordinary Meeting, Eletrobras approved the sale of the shareholding control of CELG-D at a privatization auction to be promoted by BM&FBOVESPA, according to the minimum price and conditions set forth in Resolution No. 11/2015 by the National Privatization Council – CND.

On August 16, 2016, the Company informed the market that the bid regarding the Privatization Auction of the subsidiary CELG-D was considered deserted for lack of interested parties and therefore the public session of Auction of CELG-D, which should take place in August 19, 2016 at BM & FBOVESPA, was canceled.

The Company informs that the privatization conditions approved by the National Council on Privatization (“CND”) and the National Bank for Economic and Social Development (“BNDES”), pursuant to the rules of the National Privatization Plan (“PND”) will be reassessed, in particular the Law. 9.491 as of September 9, 1997, to launch a new bid to privatize CELG-D.

The Management is committed with a sale plan of the subsidiary, and expects to have the sale concluded by December 31, 2016.

On the date of conclusion of these financial statements, the Company concluded the assessement of the fair value determined on a provisional basis on the acquisition date, and no adjustment was recognized. The amounts of the estimated fair value on purchase date were identified in the explanatory note 42, item (a).

c)	Asset held for sale

On December 28, 2015, in an Extraordinary Shareholders’ General Meeting, Eletrobras approved the sale of company control of CELG D in a privatization auction to be promoted by BM&FBOVESPA, as minimum price and conditions established in Resolution 11/2015 of NPC. The Management is committed to a sale plan of the subsidiary and does expect it to be concluded until December 31, 2016.

This subsidiary has not been considered as discontinued operation, since the Company still has transactions in the distribution sector which do not comply with the criteria for presentation as discontinued operation.

On December 31, 2015, the Company classified the assets and liabilities of the subsidiary CELG-D as an asset held for sale, since the Company is committed to the sale of the control of such subsidiary and hopes that the sale is concluded by December 31, 2016.

The main assets and liabilities of the subsidiary CELG D classified as maintained for the sale on June 30, 2016, are demonstrated as follows:

	06/30/2016	12/31/2015
Cash and cash equivalent	78,708	82,182
Customers	1,057,303	1,112,469
Social contribution and taxes	157,239	170,440
Judicial deposits	172,344	136,761
Financial assets	57,535	199,497
Fixed assets	39,079	43,328
Intangible assets	1,911,880	1,908,127
Recoverable assets - FUNAC	638,000	672,615
Other assets	221,336	298,366

Total assets of subsidiary CELG D classified as retained for sale	4,333,424	4,623,785

Suppliers	1,415,917	1,983,890
Loans and financing	1,125,835	1,304,503
Social contribution and taxes	310,862	360,553
Segment charges	640,956	428,332
Post-employment benefit	136,924	146,800
Reserve for contingencies	571,833	568,100
Other liabilities	831,327	782,831

Total assets of subsidiary CELG D associated with assets classified as held for sale	5,033,654	5,575,009

d)	Amendment to Provisional Measure No. 677, of October 7, 2015 – Rearrangement of debt of the Subsidiary CELG D with Itaipu.

On October 7, 2015, an amendment to the Provisional Measure No. 677/2015 was approved in the Plenary, which deals with concession agreements in the electric sector, allows companies included in the National Privatization Program – NPP from 2015 to rearrange debts in foreign currency so it can be converted to national currency, with monthly remuneration based on the SELIC rate variation and with a maximum period of 120 months considering the grace and amortization periods.

47.2 Extraordinary tariff readjustment

The Management of ANEEL resolved on February 27, 2015, the Extraordinary Tariff Adjustment (ETA) of 58 distribution concessionaires. The medium effect to be perceived by the consumers, weighed by the distributors’ income, is of 23.4% and the new indexes shall be in force from March 2, 2015. The distributors’ groups which were affected by this Adjustment are: Ceal, Celg, Cepisa, Ceron and Eletroacre.

The methodology employed by ETA was discussed through the Public Hearing 7/2015 and had as its purpose to reset both items in which there was greater distance between effective costs and tariff coverage: the CDE and costs with energy purchase.

47.3 Tariff Flags

From 2015, the energy bills had the System of Tariff Flags. The green, yellow and red flags shall indicate whether the energy will cost more or less, considering the conditions for energy generation.

Briefly, the flag systems, which started to be applied from January 2015, reflected the generation conditions, signaling to consumers the option to reduce their consumption and influence the final cost of energy generation. The system does not represent properly an increase in the tariff, it is only about a different form to present a cost which shall be accommodated in the tariff, however, without the consumer perception, and which would be equally borne by him in the moment of the annual tariff resetting, which in the specific case of the Company occurs on November 29 of each year.

During the period of January 1, 2015, until February 29, 2016, the red flag has been active, given the more costly conditions. In March, 2016, the generation costs were more favorable, being changed to the yellow flag. Since April 2016, the tariff flag applied is the green, which does not imply additions of costs to the energy bills of the consumers.

47.4 Bank guarantee Belo Monte Transmissora

The Subsidiary Eletronorte approved on February 25, 2016, the contracting of Bank Guarantee for the interim loan with BNDES in favor of Belo Monte Transmissora de Energia S.A. The guarantee shall be issued by the Bank Credit Suisse with the following conditions:

•	Guarantee Value: R$ 100,000

•	Remuneration: 4.00% p.a.

•	Periodicity: Quarterly anticipated

•	Issuance tariff: R$ 1,500.00

•	Guarantee: fiduciary lien on Extra market shares

47.5 Debts rearrangement

On March 17, 2015, the Board of Directors of Eletrobras entered into additional terms regarding debt rearrangements for the companies of distribution Amazonas Energia, Eletroacre, Ceron and Boa Vista against BR Distribuidora and Petrobras, related to the supply of fuel in the amount of circa R$ 8.6 billion, with the purpose of altering the structure of guarantees established in the mentioned instruments.

The distribution companies had their credits of fuel cost reimbursement recognized by ANEEL in the approximate total amount of R$ 6.1 billion, which shall be offered directly as guarantee for Petrobras and for BR Distribuidora. The remaining installment counts as corporate guarantee of Eletrobras until the conclusion of the ratifying process of other credits of CDE.

47.6 Credit assignment agreement

The subsidiary Furnas entered into a credit assignment agreement with Banco Santander (Brasil) S/A on January 14, 2015, in the amount of R$ 7500,000 of future face amount, which corresponds to the anticipation of funds arising out of sales and rights related to the 13th Auction of Existent Energy (A-0) of April 2014, an option established in item 14.5 of the CCEARS (Agreements of Electric Energy Commercialization in Regulated Environment) and executed with the following distributor companies: Cia. Paulista de Força e Luz; Cia. Piratininga de Força e Luz; Elektro Eletricidade de Serviços S/A; and Ampla Energia e Serviços S/A. This assignment does not establish right of recourse for the assignee.

47.7 Capitalization of 3rd installment of disbursement of loan before Caixa Econômica Federal and Banco do Brasil

On January 30, 2015, Eletrobras had raised the third installment of disbursement of loan at the value of R$ 2,000.000, R$ 1,230,769 disbursed by Banco do Brasil and R$ 769,231 by Caixa Econômica Federal, with a grace period for payment of the principal amounts until February 25, 2017.

47.8 New norm for establishment of provision for doubtful receivables – Distributors

The company has reviewed the procedures and criteria approved in Technical Note DF No. 002/2012 in connection with the creation and accounting for of the provision for doubtful receivables – PDR (Consumers, Not Invoiced Income and Installments) and in connection with the losses with non-chargeable credits – transferred to the reserve. These procedures have been aligned with the commercial procedures of collection as defined under the “Unified Collection Process (MPC – DC – 01P – 001)” norm, which has been implemented in the Distribution Companies of Eletrobras since January 2013. The new procedures were implemented as from January 1, 2015.

47.9 Account ACR

From 2015, the total cost of the credit transactions contracted by CCEE shall be amortized within 24 months, through collection of annual accounts of CDE paid by all the distribution concessionaires in the proportion of their captive markets, through tariff burdens to be included in the tariffs of electric energy.

47.10 Appraisal report of transmission assets of electric energy

On March 6, 2015, the Subsidiary Chesf presented to ANEEL an appraisal report of transmission assets of electric energy existent on May 31,2000 for purposes of the remuneration process of facilities of the Existent System Basic Network – ESBN and other facilities of transmission – RPC, as established in the article 15, §2, of Law 12,783/2013, in the amount of R$ 5,627.200.

On May 21, 2015, the subsidiary Furnas presented to ANEEL an appraisal report of transmission assets of electric energy existent on May 31,2000 for purposes of an indemnification process of facilities of the Existent System Basic Network – ESBN and other transmission facilities – RPC, as established in the article 15, §2, of Law 12,783/2013, in the amount of R$ 10,699.000.

47.11 Ratification of the Appraisal Report of Assets of ESBN

a)	Subsidiary Eletrosul

The National Agency of Electric Energy – ANEEL, through order No. 2,296, of July 14, 2015, ratified, through a decision of its Management, the value of R$ 1,007,043, for the reference period of December 2012, corresponding to the installment of the transmission assets of electric energy existent on May 31, 2000, still not amortized for purposes of indemnification for the facilities of Existent System Basic Network – ESBN and other transmission facilities – RPC of the subsidiary Eletrosul Centrais Elétricas S.A., as established in the article 15, §2, of Law 12,783/2013. Residual book value as of December 31,2014 is R$ 514,000.

The Appraisal Report delivered by Eletrosul to ANEEL had certified initially the value of R$ 1,061 million, reference date of December 2012, as base value for the mentioned indemnification, whereby the residual current book value of the referred assets is of USD 514 million. The Economic-Financial Inspecting Authority (SFF), internal body of ANEEL, through Supervision Report No. 071/2014 of Non-Amortized and/or Depreciated Assets of the Company, existent on May 31, 2000, has estimated preliminarily in January 2015 the value of R$ 995 million, reference date December 31, 2012, for the mentioned indemnification. However, Eletrosul has presented clarifications to ANEEL, with the purpose of increasing the value of such indemnification by its ratification by the Management of ANEEL, in accordance with the presented Appraisal Report.

b)	Subsidiary Furnas

The Subsidiary Furnas Centrais Elétricas S/A has received by the Economic-Financial Inspecting Authority (SFF), internal body of ANEEL, the Supervision Report No. 78/2015 regarding the non-amortized and/or depreciated assets of the Existent System Basic Network – ESBN of Furnas, existent on May 31, 2000, through which the supervision team of SFF presented its stance on the indemnification value established in article 15, §2, of Law 12,783/2013, which Furnas has the right to be paid, establishing it at R$ 8,999,520 reference date December 31, 2012.

The Subsidiary Furnas, based on appraisal technical report, had requested the value of R$ 10,699,000. Furnas maintains a registered book value of R$ 4,530,000 in this regard.

c)	Subsidiary CHESF

On July 13, 2016, the Economic-Financial Inspecting Authority (SFF), internal body of ANEEL, disclosed the Supervision Report No. 0084/2016-SFF regarding the non-amortized and/or depreciated transmission assets of the subsidiary Company Hidro Elétrica do São Francisco (“CHESF”), existent on May 31, 2000, in which SFF has presented its first understanding related to the remuneration value established in article 15, §2, of Law 12,783/2013, which CHESF has the right to be paid, in the value of R$ 5,092.400, on the reference date December 31, 2012.

On August 3, 2016, ANEEL ratified, through resolution of its Management, the value of R$ 5,092,384, corresponding to such assets.

47.12 Remuneration of assets of Generation and Transmission.

Through Norm Resolutions 589 and 596, ANEEL, for purposes of remuneration, has defined the criteria for calculation of the New Replacement Value (NRV) for the transmission assets existent on May 31, 2000, and not yet depreciated (ESBN) and the criteria and procedures for calculation of the installment of investments linked to reversionary property, not yet amortized nor depreciated, of hydroelectric facilities where concessions were postponed or not, under the terms of Law 12,783.

a)	Assets of Energy Generation

On October 2, 2015, the subsidiary Furnas presented documented evidence of the investments linked to reversionary property, not yet amortized nor depreciated, of the hydroelectric plants Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Maribondo and Porto Colômbia, with a total installed power of 4,617 MW*, whose concessions were renewed under Law 12,783/2013, for the purposes of process of request of generation supplementary remuneration. The documentation presented indicates a value of R$ 1,311,900 as reference value for the mentioned supplementary remuneration, whereby the residual book value of the mentioned assets, on October 2, 2015, was of R$ 995,718.

On December 11, 2014, the subsidiary Chesf presented to ANEEL documented evidence of investments linked to reversionary property, not yet amortized nor depreciated, of hydroelectric facilities Xingó, Paulo Afonso I, II, III and IV, Apolônio Sales (Moxotó), Luiz Gonzaga (Itaparica), Boa Esperança, Pedra and Funil, with total installed power of 9,208.5 MW, whose concessions were renewed under Law 12,783/2013 for purposes of process of request of generation supplementary remuneration. The documentation presented indicated the value of R$ 4,802,300 as reference value for the indicated complementary remuneration, whereby the residual book value of such assets, on December 11, 2014, was of R$ 487,822.

The remuneration related to certain assets of postponed concessions in the following amounts remain without ratification by the Concession Grantor:

	30/06/2016
Description	Chesf	Furnas	CGTEE	Total
Generation
Betterments and improvements	487,822	995,718	—	1,483,540
Thermal generation	—	489,644	356,937	846,581

	487,822	1,485,362	356,937	2,330,121

Until the ratification is issued by the Concession Grantor, including the definition on the form, earnings’ period and applicable remuneration, such values shall not be subject to monetary adjustment, being maintained by the historic costs.

b)	Energy Transmission Assets

In accordance to the Norm Resolution 589, from December 10, 2013, the subsidiaries below presented to ANEEL their appraisal reports of electric energy transmission assets existent on May 31, 2000 (“Appraisal Report”), for the purposes of remuneration process of facilities of the Existent System Basic Network – ESBN, established in article 15, §2, of Law 12,783/2013.

Appraisal Report
Company	Date	R$*
Eletrosul	07/14/2015	1,060,632
Chesf	03/06/2015	5,627,200
Furnas	05/21/2015	10,699,000
Eletronorte	09/03/2015	2,926,000

*	Amounts as of December 31,2012

Aneel has presented, through orders, the ratification of remuneration of electric energy transmission assets existent on May 31, 2000, of the controlled companies Eletrosul, Chesf and Furnas as established in the Normative Resolution 589, on the reference date of December 31, 2012, as established below:

ANEEL Approval
Company	Date	R$*
Eletrosul	07/14/2015	1,007,043
Furnas	12/15/2105	8,999,520
Chesf	08/03/2016	5,092,384

*	Amounts as of December 31,2012

On April 20, 2016, the Ministry of Mines and Energy – MME published the Ordinance No. 120, which regulated the earning conditions of remuneration relative to the transmission assets of electric energy existent on May 31, 2000, denominated facilities of Existent System Basic Network – ESBN and other facilities of Transmission – RPC, not yet depreciated nor amortized, as established in article 15, §2, of Law 12,783/2013.

The Ordinance is comprehended by the reversionary assets which were not depreciated until December 31, 2012, when these companies had the maturity date of concession agreements anticipated, under the terms of Law No. 12,783/13.

The remuneration for these assets shall be given as follows:

(i)	By the use cost of capital of the assets, composed by remuneration and depreciation in addition to due taxes from the tariff process of 2017; whereby the remuneration shall be given through Weighted Average Cost of Capital and the depreciation shall be paid in accordance to the useful life of each asset incorporated under Regulatory Remuneration Base;

(ii)	The cost of capital not incorporated since the concessions postponement until the tariff process shall be updated and remunerated by the cost of equity;

(iii)	As from the 2017 tariff process, the capital cost shall be remunerated by the Weighted Average Cost of Capital for a period of eight years.

(iv)	For the subsidiary which did not have the values ratified yet (Eletronorte), it was considered as the best estimate of the Management the supervision appraisal issued by ANEEL.

The referred Ordinance mentions that the owed values shall compose the regulatory remuneration base of the companies, i.e. shall be transferred to energy tariffs of the consumers and it shall begin from the tariff process of 2017. Besides the remuneration of assets, the Ordinance also establishes that the capital cost incurred by the companies may be included in these values.

On June 30, 2016, the Company effected its estimation of the updated values of the expenses related to investments, expansions and/or improvements in certain assets of the postponed concessions, as indicated below:

Transmission	06/30/2016
	Chesf	Eletronorte	Eletrosul	Furnas	Total
Basic Net - RBSE - Historical Result	1,187,029	1,732,910	513,455	4,530,060	7,963,454
Updating - IPCA and compensation	8,618,015	3,034,562	1,447,350	12,710,295	25,810,222

Financial asset total value (updated)	9,805,044	4,767,472	1,960,805	17,240,355	33,773,676

Income - recognized in profit and loss in 2016
Operating Income	8,618,015	3,034,562	1,447,350	12,710,295	25,810,222
Income Taxes	(2,930,125)	(1,031,751)	(492,099)	(4,321,500)	(8,775,475)

Net profit	5,687,890	2,002,811	955,251	8,388,795	17,034,747

Such accounting estimate was recoreded with basis on the premises defined above, considering the interpretation with regard to the Ordinance MME 120/2016, aimed at reflecting in the 2016 second quarter of 2016 the as the best estimate of the Company. However, as a result of occasional regulation or act in a different sense, which might come to be issued by ANEEL, until the tariff process of 2017, when the payment of such credits shall be initiated, the book values shall be reviewed and adjusted, with positive or negative effects reflected prospectively, with impact in the profit and loss of the period in which such facts may occur.

47.13 Payment of total value of the statutory reserve balance of profits of December 21, 2014 – Eletrobras

In the 55th Ordinary General Shareholders’ Meeting held on April 30, 2015, the payment of the total value of the statutory reserve balance of profits of December 31, 2014, was approved, as Interest on Net Equity to the shareholders and owners of preferred shares Classes “A” and “B”.

47.14 Alteration of dividends payment proposal – Eletronorte

On April 29, 2015, in the Ordinary General Shareholders’ Meeting (OGSM) in the subsidiary Eletronorte, the proposal for the period results destination had been resolved, in what regards the retention of part of the profit, in the amount of R$ 913,554, and it had also been voted for the distribution in the form of dividends 100% of the adjusted profit under the terms of Law 6,404/76 in the amount of R$ 1,827,108.

The accounting reflexes of this decision were registered at the date of the meeting and there is no date in sight yet for the payment of such dividends.

47.15 Deverticalization of Amazonas Energia

The Amazonas Distribuidora de Energia S.A. (“Amazonas Energia” or “Amazonas Distribuidora”), wholly owned subsidiary of Eletrobras, is owner of concessions for the performance of public services:

(i)	distribution of electric energy under the terms of the Concession Agreement No. 20/2001, and of
(ii)	generation and transmission of electric energy under the terms of the Concession Agreement No. 001/2010.

Until April 30, 2015, Amazonas Energia operated in Isolated Systems of the North Region of Brazil, however, considering the interconnection to the National Interconnected System (“NIS”) and under the terms established in article 4, §2, of Law No. 12,111, from December 9, 2009, as amended, the Amazonas Distribuidora shall adequate to the restrictions established in: Article 4, §5, of Law No. 9,074, from July 7, 1995, as amended (“Law 9,074/95”), in accordance with which the concessionaires of public services of distribution of electric energy cannot perform activities of generation or transmission of electric energy or hold equity ownership, direct or indirectly, in companies which perform such activities; and Article 4, §7, of Law 9,074/95, in accordance with which the concessionaires or authorized of generation also cannot be colligated with controllers of companies which perform activities of distribution of electric energy.

In this sense, the activities of generation and transmission of electric energy performed by Amazonas Distribuidora shall be segregated from its distribution activity (“Deverticalization”).

In compliance with the legal determinations, a deverticalization project of Amazonas Distribuidora has been structured, which consists of a corporate reorganization process of its activities, conceived of two main phases, as follows:

The first phase of the deverticalization process is about the creation of a new company within the Eletrobras System, with the name of Amazonas Geração e Transmissão de Energia S.A. (“AmGT”) or (“Amazonas GT”), in a preoperational state (without operations and income/expenses flow), as a formal legal entity and minimum functional structure, with the main purpose of making possible the execution of the Energy Purchase and Sale Agreements (“CCVE”) among companies AmD and AmGT, besides preparing the structural basis for the new company (AmGT) for the operational phase, allowing the functioning of the corporate activities in the business of energy generation and transmission.

The second phase of the deverticalization process, which is currently underway, is about concluding the operation of complete corporate reorganization, which consists of the effective transfer of assets, rights and liabilities (“net assets”) linked to the activities of energy generation and transmission, currently under concession of the distributor, to AmGT. With the conclusion of this phase, which ends with the Extraordinary General Shareholders’ Meeting – EGSM, AmGT shall result in a wholly owned subsidiary of Eletronorte and finally be capable of initiating the operational phase, acting formally in the energy generation and transmission business.

47.16 Angramon Consortium

a)	Notice of consortium termination

Until August 12, 2015, Eletronuclear received 4 notices of the companies Techint, Queiroz Galvão, Norberto Odebretch and Andrade Gutierrez, all members of the Angramon Consortium, requiring the termination of such consortium.

A Lawsuit was proposed by the Angramon Consortium with the purpose of terminating the electro-mechanic assembly agreement, based on the payment default by Eletronuclear for more than 90 days, as well as on the non-application, also by Eletronuclear, of penalties or of enforcement of the contractual guarantee.

Eletronuclear has presented its defense in the lawsuit through its lawyers and the Angramon Consortium has presented a reply. The anticipation of effects of the court decisions has not been granted by the judge.

b)	Impairment Angra 3

In the fiscal year ended on December 31, 2015, the subsidiary Eletronuclear has recognized a provision due to a decrease of recoverable value (“impairment”) in the amount of R$ 4,973,111 On December 31, 2015, the accumulated value of the “impairment” of Usina Angra 3 in the fixed asset is R$ 6,063,454.

The Company defined the project Angra 3 as a cash generating unit for purposes of impairment and uses the value in use to determine the recoverable value.

By virtue of the received notices and negotiations underway with project suppliers, there was a change of schedule in the expectation of conclusion an a review on the evaluation attributable to the context of project. The Company evaluated that such events created, on the reference date of September 30, 2015, evidence sufficiently relevant for the performance of the impairment test in the period, which was also done as of December 31, 2015.

The methodology applied in the impairment test of the project considered as recoverable asset the costs already incurred until the date of the Financial Statements, comparing with a discounted cash flow extended until the end of the economic useful life of the Plant which corresponds to 40 years, starting from the new start date of the operation considering as economic useful life the license period of the operation compatible with Plant Angra as a similar project.

The discount rate was calculated by the WACC methodology (Weighted Average Cost of Capital), considering the traditional parameters and usually employed in the market.

By virtue of the performance of the impairment test in the period, there was an increase of the discount rate of 0.96%, from 4.51% (December 31, 2014) to 5.47% (September 30, 2015). This rate was maintained for the impairment test performed again on December 31, 2015. The main factors that contributed for this increase were:

•	Beta update: for the beta calculation, a weighting of the betas of comparable companies used in the Technical Note of ANEEL 381/2012 was considered, updated to December 31, 2015, and leveraged by the project capital structure. The adoption of this calculation for the beta consists of the fact that no company of electric energy generation in Brazil possesses assets of nuclear energy generation, in opposition to the sample of companies used in the calculation of beta by ANEEL, which considers American companies with at least 2 nuclear plants of energy generation.

•	Consideration of an additional risk (alpha) related to the project execution.

Another relevant assumption used in the impairment calculation of the project Angra 3 is the synergy among the plants. The Plants Angra 2 and Angra 3 come from similar projects and for that reason the costs parameter of Angra 2 has been used in Angra 3. However, there will be a cost/productivity gain in the entry of Angra 3 as there is no need to duplicate all cost generating activities, since the common areas shall be serving both plants. The synergy evaluated for the project, considering internal studies based on the use of workers of the subsidiary Eletronuclear, has pointed to a level of about 24.5% for the estimation of the operational cost PMSO of Plant Angra 3 in the impairment test of the project.

The whole budget of the project was updated for the basis December 2015, as to reflect the impact of strong oscillations in the inflation and exchange rate indexes, besides the reprogramming of activities given the new project schedule.

It is important to point out that in January 14, 2016, Law No. 13,255 was approved, where the income was estimated and expenses established for the Union for the fiscal year of 2016, including therein the Investment Budget in the companies in which the Union, directly or indirectly, holds the majority of the corporate capital with voting rights, including the approval of budget allowance and execution for investment action in the project of “Implementation of Thermonuclear Plant Angra 3”, belonging to Eletronuclear, which is expected to be ready to maintain its physical, budgetary and financial execution after evaluation of the Public Budget Control Joint Committee of the National Congress, as well as by the plenary of the National Congress.

A compliance due diligence process of the electro-mechanic assembly agreement of the plant Angra 3 is underway before the Federal Court of Auditors and, on February 3, 2016, Eletronuclear was requested to provide economic-financial data regarding the project. In accordance with such notice, the process shall be sent to the national congress for exam and evaluation concerning the continuing or standstill of the physical, budgetary and financial execution of the project. Eletronuclear has answered the notice and is awaiting the analysis of the Court.

Despite the chronological alteration of the project, the Company is assuring the preservation and integrity of the services already performed, and besides that will adopt measures for the implementation of actions at a performance level with the purpose of trying to recover possible impacts in the project schedule for the Usina Angra 3.

During the first semester of 2016, the Company altered the expectation of the conclusion of the project Angra 3, whereby the new prediction for the start of operation is December 2022. On December 2015, this prediction was December 2020. In this same period, the entire project budget was updated for the basis of June 2016, reflecting the impact of strong oscillations in the inflation and exchange rate indexes, besides the reprogramming of activities given the new project schedule.

The Company, considering this new situation, reviewed the assumptions of the project Angra 3 and performed a new impairment test of it.

The main assumptions used in the impairment test of this project are depicted below:

•	Organic growth compatible with the historic data and contractual inflation tariff readjustment;

•	The discount rate used in the impairment test of the second quarter of 2016 was of 5.47%, calculated by the WACC methodology (Weighted Average Cost of Capital). The macroeconomic assumptions of the discount rate were updated considering the reference date of June 30, 2016. Such updates resulted in a small decrease, suggesting an immaterial oscillation in the impairment calculation. For this reason, it was not necessary for the alteration of the rate used on December 31, 2015.

•	The project contractual tariff of Angra 3 is of R$ 148.65/MWh. For the impairment test, on the reference date of June 30, 2016, the used tariff was adjusted by the indexes established contractually, resulting in the value of R$ 234.18/MWh. The base used in the occasion for the calculation of this tariff had no equivalence with the service cost of the plant, as well as was not compatible with the average practiced in thermal auctions in the occasion, and thus is at a different and inferior level to its sequence and does not proportionate the economic and financial equilibrium of the project;

•	The Plants Angra 2 and Angra 3 come from similar projects and for this reason the costs parameter of Angra 2 has been used in Angra 3. However, there shall be a productivity/cost gain in the entry of Angra 3 as it is not needed to duplicate all cost generating activities, since common areas shall serve both plants.

The synergy verified for the project, considering internal studies based on the use of workers by the Company has pointed to a level of about 25.4%, this percentage being used for estimation of operational cost PMSO of Plant Angra 3 in the impairment test.

The Company developed a cash flow from the result values projected for December 2022, at prices of June 2016 for the period of useful life of the plant under analysis. The estimated period is of 40 years for its similarity with Plant Angra 2, which enjoys an operation license for this period. This period is conservative the known expectation of operational life of this kind of installation.

The analysis performed by the Company verified a negative Net Present Value (NPV) of R$ 10,155,202*. Such result determined a total negative effect in the profit and loss of the second quarter of 2016 of R$ 4,091,748* and as counter entry an additional impairment write-down in the fixed asset of Angra 3 in the value of R$ 2,414,479* and an additional provision of recoverable value of Nuclear Plant Angra 3, on June 30, 2016, corresponding to R$ 8,477,433* (R$ 6,063,454 on December 31, 2015).

*	Unaudited

47.17 Provisional measure 677/2015 – Postponement of the agreements with Industrial Consumers

The supply of energy by the subsidiary Chesf for industrial consumers in the Northeast had started the year of 1970. In 2004, with the publication of Law 10,848, of 03.15.2004, and Decree 5,163, of 07.30.2004, the agreements were adapted to the new sector model and segregated in three instruments: connection to the transmission system, use of the transmission system and purchase and sale of electric energy. These instruments were entered into with the following companies, listed by state: Bahia (Braskem UNIB, Braskem UCS/MVC/PVC, Brasil Kirin, Dow Brasil, Ferbasa, Gerdau BA, Mineração Caraíba, Novelis, Paranapanema, Vale Manganês), Pernambuco (Gerdau PE), Alagoas (Braskem UCS) and Ceará (Libra), in force until 12.31.2010, as established in article 25 of Law 10,848 and article 54 of Decree 5,163. In November of 2010, the subsidiary Chesf amended, with the exception of Novelis, which closed its plant, the Electric Energy Purchase and Sale Agreements – EEPSA in force until 06.30.2015, based in article 22 of Law No. 11,943, of 05.28.2009, regulated by Decree No. 7,129/2010.

On June 22, 2015, a Provisional Measure MP No. 677 was published with the following conception:

a)	postponement of the concession of UHE Sobradinho until February 2052; b) postponement of agreements with the Industrial Consumers until February 2037, with gradual reduction of the energy amounts in the last 6 years; and c) creation of the Northeast Energy Fund – NEF from resources of the difference between the agreement price of the Industrial Consumers and the Generation Annual Income – GAI.

With the publication of the PM No. 677/2015, the subsidiary Chesf analyzed the conditions established in the PM under the technical, commercial, financial-economic and legal optics and concluded that it is advantageous the postponement through Amendments to the Electric Energy Purchase and Sale Agreements with the Industrial Consumers.

The Board of Directors of the subsidiary Chesf, in an Extraordinary General Shareholders’ Meeting held on August 21, 2015, i) ratified the request done to ANEEL by the subsidiary through CE-PR-168/2015, of July 10, 2015, for the postponement of the concession period of Hydropower Plant Sobradinho for more 30 (thirty) years, counted from February 2022 under the conditions established in the PM No. 677; and ii) authorized the conclusion of the Amendments to the Electric Energy Purchase and Sale Agreements under the terms of the PM No. 677.

47.18 Renegotiation of the financing agreements debts

On July 20, 2015, through ECF 3,325/2015 was executed a debt restructuring in the financing agreements of the subsidiary Eletrosul against Eletrobras, with suspension of the enforceability of the principal with incorporation of rates, from February to July 2015, in the amount of approximately R$ 105,364.

On October 19, 2015, through ECF 3,248/2015 a reprogramming of the financing agreements debt of the subsidiary Eletrosul against Eletrobras was executed, with suspension of the enforceability of the principal with incorporation of tax rates, from July to August 2015, in the amount of approximately R$ 19,500.

On July 07, 2016, through ECF 3,275/2016 a reprogramming of the financing agreements debt of the subsidiary Eletrosul against Eletrobras was executed, with suspension of the enforceability of the principal with incorporation of tax rates, from November to July 2016, in the amount of approximately R$ 168,500.

47.19 Fundraising and loans of the subsidiary Eletrosul

On August 4, 2015, an amount of R$ 200,000 was borrowed from Caixa Econômica Federal. The amount was destined to the implantation of wind energy projects of parks Coxilha Seca, Galpões and Capão do Inglês.

On August 31, 2015, the amount of R$ 29,074 was borrowed from Banco Nacional de Desenvolvimento Econômico e Social – BNDES. The value was destined to the expansion of the South System of Transmission.

On August 31, 2015, the amount of R$ 21,827 was borrowed from Banco Nacional de Desenvolvimento Econômico e Social – BNDES. The value was destined to investments in Interligação Brasil-Uruguai.

47.20 Loss referring to the Facilities of Shared Generation – Chesf

On October 23, 2015, the subsidiary Chesf received a subpoena regarding a public civil action, process No. 33328-13.2015.4.01.3400, before the 15th Federal Court of the Federal District, conducted by ANEEL with the purpose to charge from Chesf alleged losses which the consumers would have had with the delays of the projects regarding the denominated Facilities of Shared Generation (FSGs). This loss would be of R$ 1,471 million, whereby the period for presentation of defense is still open. This is the first lawsuit in the country to deal with the subject, there being thus no history in Brazil concerning collective lawsuits with a similar content. The responsible lawyers for the monitoring of this process in the subsidiary considered the lawsuit with possible risk of loss at the time they were adopting the necessary measures for the presentation of its defense in the established period.

47.21 2nd Issuance of debentures SPEs

On May 20, 2015, the subsidiary Eletrosul effected the 2nd issuance of simple debentures, as established below:

SPE	Debentures	Issue Date	Maturity	Type of Issue	Number of debentures	Unit Value	Financial Costs
Chuí IX	Sole Series 2nd issue	05.20.2015	10.20.2015	Public	110	100	100% CDI + 3.45% a.a. spread
Hermenegildo I	Sole Series 2nd issue	05.20.2015	10.20.2015	Public	320	100	100% CDI + 3.45% a.a. spread
Hermenegildo II	Sole Series 2nd issue	05.20.2015	10.20.2015	Public	320	100	100% CDI + 3.45% a.a. spread
Hermenegildo III	Sole Series 2nd issue	05.20.2015	10.20.2015	Public	250	100	100% CDI + 3.45% a.a. spread

47.22 Amendment to the 1st and 2nd issuance of Debentures SPE’s

On October 19, 2015, SPEs Eólica Hermenegildo I, Eólica Hermenegildo II, Eólica Hermenegildo III and Eólica Chuí IX concluded the first amendment to the Debentures of 1st and 2nd issuance in the total amount of R$ 331,600 with amendment to the maturity date of October 20, 2015, for January 16, 2016, and alteration of the remuneration rate for CDI + 3.45% p.a. Two dates for payment of interest rates were established, one on October 20, 2015, when R$ 44,169 was paid and other for the new maturity.

47.23 Extension of the insurance agreement of Projects Angra 1 and Angra 2

The subsidiary Eletronuclear renewed for another year the insurance of the nuclear plants Angra 1 and Angra 2, with BB Seguridade/Mapfre. The Statement of Insurance Coverage was issued on 10.29.2015 and has a coverage of 24 hours of the day 30.10.2015 to 24 hours of 10.30.2016, a fact which was already communicated to the National Committee of Nuclear Energy (NCNE). This kind of guarantee is mandatory for the functioning of plants and its terms comply with the Treaty of Paris, of which Brazil is a signatory. The agreement covers risks up to R$ 1.3 billion.

On September 16, 2016, the subsidiary Eletronuclear made public that it shall promote a bid in the form of on-site bidding for the provision of nuclear risk insurance services for the plants Angra 1 and Angra 2 for coverage one year after the agreement termination.

47.24 Electric energy purchase and sale agreement

The subsidiary Furnas, on March 3, 2016, exercised the option of the electric energy purchase agreement in free environment with the company Santo Antônio Energia S/A, which supply would be in the period between January 1, 2017, to January 31, 2020, proceeding to the collection of the amount of R$ 156,747, regarding the original value of the negotiation (R$ 130,000) for the future delivery of this energy and its corresponding update (R$ 26,747).

47.25 Credit line before Caixa Econômica Federal

The subsidiary Eletronorte has approved on January 19, 2016, the fundraising of a Bank Credit Note of R$ 400,000 before Caixa Econômica Federal, with the purpose of financial aid to the cash flow of the Company. The credit line shall be made available to the extent it is necessary.

47.26 Issuance of Commercial Papers

a)	1st Issuance of Commercial Papers

On September 8, 2015, Eletrosul performed the issuance of commercial papers in single series, composed of 200 (two hundred) commercial papers with single face value of R$ 1,000, amounting to the total value of R$ 200,000, with maturity for March 6, 2016, remunerated at 111.5% of CDI.

On March 7, 2016, the Company has performed the settlement of 200 commercial papers regarding the first issuance in the total amount of R$ 214,920 (principal + remuneration).

b)	2nd Issuance of Commercial Papers

On March 7, 2016, the subsidiary Eletrosul performed the 2nd issuance of commercial papers in single series composed of 500 commercial papers with single face value of R$ 500, amounting to the total value of R$ 250,000, with maturity on March 2, 2017, remunerated at 100% of the accumulated variation of the daily average rates of DI + spread of 3.5% p.a. The issuance costs paid to Bank BTG regarding the structuring and placement commission and firm guarantee was R$ 6,917.

47.27 Injection of capital North Energia S.A.

On February 2016, the Management of the Subsidiary Eletronorte approved the injection of R$ 119,880 in the investee Norte Energia S.A. to be performed on March 4, 2016. This value is related to a 19.98% stake that Eletronorte has in the investee, which increased its corporate capital to R$ 9,000,000. After the injection, the Subsidiary holds as invested capital the amount of R$ 1,798,200.

47.28 Absorption of advancement for future capital increase by the corporate capital

On January 14, 2016, the controlled companies of Eletrosul increased their corporate capital through transfer of funds received as advancement for future capital increase as evidenced below:

Controlled Companies	Value
Chuí IX	BRL	49,892
Hermenegildo I	BRL	173,220
Hermenegildo II	BRL	173.244
Hermenegildo III	BRL	147,598

47.29 Judicial reorganization Abengoa

The Company has been aware of the request of judicial reorganization filed on January 29, 2016, by the companies Abengoa Concessões Brasil S.A. (“Abengoa Concessões”) and Abengoa Greenfield Brasil Holding S.A. (“Abengoa Greenfield”) under the terms of Law 11,101/05. The request was distributed at the 6th State Court of Rio de Janeiro and awaits acceptance.

Abengoa Concessões is shareholder of companies in which the Subsidiary Eletronorte holds equity ownership. This fact does not imply the judicial reorganization of companies in which the Company and Abengoa Concessões Brasil Holding S.A. hold stakes, since these companies are in operation and intend to keep performing their activities, as well as fulfilling their duties regularly.

To the present date, this process of judicial reorganization did not have an impact in the operations of the Company, neither in the preparation and presentation of the financial statements related to the fiscal year ended on December 31, 2015. The Management shall keep monitoring the unfolding of this matter, as well as the occasional direct and indirect consequences for the Company, should they exist.

47.30 Advancement for Future Increase of Capital

On April 6, 2016, the Board of Directors of the Company approved the injection of funds in the Company in the amount of R$ 1 billion through Advancement for Future Increase of Capital to be performed by the controller shareholder Union (Brazilian Government).

The referred funds shall be destined to the coverage of capital expenses for the year 2016, established in the Company’s budget, the use of these funds is forbidden for transfer to the subsidiaries distributors of Eletrobras.

The Company establishes that the referred Advancement for Future Increase of Capital is necessary to aid the sources of necessary funds for compliance with the Global Expenses Program (GEP) 2016, approved by Decree No. 8,632, from December 30, 2015, given the frustration of ingression of some funds originally predicted in its capital budget, such as: (i) non-receipt of dividends expected from some investees given the losses suffered in the fiscal year of 2015; (ii) non-receipt, up to this date, of the values referring to the supplementary indemnifications of the transmission and generation concessions, renewed under the terms of Law 12,783/2013, given the need to await the regulation by Concession Grantor of the conditions for such payment; and (iii) difficulties in accessing currently the debt market given the current macroeconomic and sector conditions.

47.31 Absorption of accumulated losses

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments and other profit distributions and tax liabilities in Brazil, thus, on April 29, 2016, in the 56th Ordinary General Shareholders’ Meeting, the destination of the results of the fiscal year ended on December 31, 2015 was approved, with use of capital reserve for the absorption of the amount equivalent to the account of losses accumulated in the fiscal year, which surpassed the profit reserves.

04/29/2016

Capital reserves before absorption	26,048,342
Absorption of accrued losses -12/31/2015	(12,181,172)

Capital reserves after absorption	13,867,170

47.32 Conclusion of ANEEL about Order No. 63/2014

The Management of ANEEL, unanimously, in the ordinary session held on May 10, 2016, has concluded: (i) to receive the Administrative Appeal presented by the Centrais Elétricas Brasileiras S.A. – Eletrobras against the Order ANEEL No. 63/2014, issued by the Economic and Financial Oversight (SFF) of ANEEL, to reject it in its merits; and (ii) to determine Eletrobras: (ii.a) that the amortization of debit balance performed by sector agents which entered into financing agreements shall be inscribed directly in the specific account of funds of the Reversion Global Reserve – RGR, within the period of 30 days; (ii.b) to return the value of R$ 1,924.188 – amount referring to the amortization of financing not transferred to Eletrobras to RGR, verified within the period of 1998 to 2011, applying the inflation adjustment based on the rate of the Exclusive Extra-market Fund 5 – EEF 5, since the date of receipt in the ordinary account of Eletrobras until the date of the effective transfer to the account of RGR within the period of 90 days; (ii.c) to return the value of R$ 113,576 – amount referring to the appropriation by Eletrobras of financial burdens of RGR (default interest rates, fines and credit reserve commission), verified within the period of 1998 to 2011 -, applying the inflation adjustment based on the rate of Exclusive Extra-market Fund 5 – EEF 5, since the date of the receipt in the ordinary account of Eletrobras until the date of the effective transfer to the account of RGR within the period of 90 days; (ii.d) to incorporate these incomes monthly in the control of economic flow of the movements of RGR so they can be demonstrated separately; (ii.e) to improve the management system of the funds of RGR, including the development of an information system which allows regulatory and social control in a transparent and efficient manner within the period of 180 days; and (ii.f) to direct to Economic and Financial Oversight (SFF) the demonstration of the financial enforcement after the fulfillment of the determinations within the period of 30 days.

On May 10, 2016, ANEEL determined the dispersal by Eletrobras to RGR of funds allegedly was not transferred within the fund management as ordered by ANEEL No. 63/2014. Eletrobras, in disagreement with the conclusion of the Executive Management of ANEEL regarding the matter, appealed to the Judiciary aiming at the cancelation of the conclusion of ANEEL about such order.

On August 9, 2016, ANEEL Board approved the suspension until September 27, 2016, as the Company’s request of its decision issued on May 10, 2016, which ANEEL determined the return by Eletrobras, to RGR, of resources allegedly had not been transferred under the management of the fund, as per Order ANEEL 63/2014.

On September 27, 2016, the Board of the National Agency of Electric Energy-ANEEL decided to partially grant the Administrative application filed by Eletrobras in which Eletrobras must return the amount of R$ 1,924,188,432.99 referring to the historical amount for amortization of financing not transferred by Eletrobras to RGR, calculated from 1998 to 2011, applying monetary correction, and, must return the amount of R$ 113,576,621.62, referring to the historical amount to ownership of Eletrobras financial charges of RGR (default interest, penalties and credit reserve commission ), calculated from 1998 to 2011, applying monetary correction, from January 2017, in monthly payments. Despite the partial success, Eletrobras shall take appropriate measures to obtain recognition of the right provided for in Articles 21a and 21b of Law No. 12.783/2013, as amended by Law 13,299/2016.

47.33 Alteration of the dividends payment proposal of the Subsidiary Eletronorte

On April 29, 2016, in Ordinary General Shareholders’ Meeting (OGSM) of the Subsidiary Eletronorte, the shareholders rejected the proposal of allocation of the results of the fiscal year referring to the retention of a fraction of the fiscal year’s profits and voted for the distribution as dividends of 100% of the adjusted profits under the terms of Law 6,404/76 in the amount of R$ 80,558.

The accounting reflexes of this decision were registered at the date of the meeting and await clarification regarding the dividends payment date.

47.34 Investment on associates – losses provision: result effects

On December 31, 2015, a provision for losses in investments was recognized in the total amount of R$ 489,752 resulting from investment assets impairment tests in the equity ownerships of the following associates, accounted for under the equit method of accounting: CHC, ESBR Participações, Madeira Energia S.A, Teles Pires Participações and São Manoel. Below is a table indicating these adjustments:

	12/31/2015
Investee	Investor	Equity Ownership	Value of provision
CHC	Eletrobras	50%	98,514
Santo Antônio	Furnas	30%	97,010
ESBR – Jirau	Chesf	20%	15,500
	Eletrosul	20%
Teles Pires	Furnas	24.7%	230,823
	Eletrosul	24.7%
São Manoel	Furnas	33.33%	47,905

TOTAL			489,752

47.35 GSF – Hydrological risk

Result effects

		12/31/2015
Subsidiary	Description	Amount
Eletronorte	Reimbursement	312,414
Eletronorte	Provision GSF – suspension of injunction	(451,340)
Furnas	Reimbursement	430,054
Eletrosul	Reimbursement	26,594
Amazonas GT	Reimbursement	24,928

TOTAL		342,650

The subsidiary Eletronorte joined the Renegotiation of Hydrological Risk provided for in the Provisional Measure 688/2015 of August 18, 2015. The amount asked for by the subsidiary was R$ 451,340, and to join the renegotiation, the injunction lost the stay of proceedings of the payment of the amount. In this sense, the amount was provided by calculation of the invoices charged in the period.

Balance sheet effects

The country faced adverse hydrological conditions in the years 2014 and 2015, which triggered a series of consequences for the electricity sector. Specifically for generating participants in the Energy Reallocation Mechanism - ERM, the low power generation of hydroelectric plants at levels below the ERM Physics Guarantee caused the reduction of the adjustment factor of the ERM or Generation Scaling Factor - GSF.

This reduction directly interfered in the energy delivery for compliance of supply agreements because due to power failure, the generators were exposed to the Differences Settlement Price – DSP in the Short Term Market to honor their agreements, incurring negative financial economic effects.

Law No. 13.203, of December 08, 2015, among other issues, establishes the conditions for the renegotiation of the hydrological risk of electricity generation to participant agents in the Energy Reallocation Mechanism - ERM. In accordance with the provisions of art. 1 of the rule, the hydrological risk may be renegotiated provided there is an approval by ANEEL, and with retroactive effects as of January 1, 2015, through consideration of the power generation agents.

ANEEL, in accordance to the provisions of Law, through Normative Resolution No. 684, of December 11, 2015, established the criteria and other conditions for renegotiation.

Subject to the criteria and conditions set out in the rule, FSD (ANEEL Financial Supervision Department ANEEL) believes that the companies interested in renegotiation have full conditions to quantify the eligible amounts of energy for both the ACR and for the ACL. It is important to mention that not only the information of the amounts is of the company’s knowledge, but the decision regarding the renegotiation is made by its managers, and the Regulatory Agency would only confirm the approved amount. Once the information provided by participant companies to the renegotiation is consistent with the premises set out in the legislation, there would not be discretion by the regulator regarding the confirmation of the renegotiation. The corresponding GSF to the year 2015 was recalculated, resulting in an amount that will be offset with the risk premium calculated by the controlled companies that have chosen to join the repricing - Eletronorte, Eletrosul, Furnas and Amazonas GT.

Law No. 13,203 / 2015 is straightforward in establishing that the effects of such renegotiation should be applied as of January 01, 2015 and, therefore, the 2015 financial statements, to portray the reality of the events that occurred in the year, should reflect the effects of repricing. The elements are: a) the amounts are provided to ANEEL by the company; ii) the rule that defined the criteria is known and it was approved in the 2015 fiscal year, producing its effects as of January 01, 2015; iii) the renegotiation decision is made by the company’s management and there is no judgment of the management decision by the regulatory authority; and iv) after compliance with the criteria defined by the rule, ANEEL will only confirm the data provided by the companies, with the subsequent homologation.

The composition of the amounts recorded in 2015 due to the renegotiation of the hydrological risk, related to agreements in the Regulated Agreement Environment – RCE are:

	06/30/2016	12/31/2015
UHE Tucuruí	244.432	312.414
UHE Serra da Mesa	171.910	189.367
UHE Mascarenhas de Moraes	71.131	79.076
UHE Itumbiara	55.083	67.487
UHE Simplício	48.330	54.371
UHE Batalha	12.278	13.813
UHE Balbina	19.127	24.928
UHE Mauá	14.404	14.968
UHE Manso	23.057	25.939
UHE Passo São João	5.694	5.918
UHE São Domingos	5.492	5.708

	670.938	793.990
Total Current Assets	159.114	195.830
Total Non-Current Assets	511.824	598.160

TOTAL	670.938	793.990

47.36 Receivable amounts under Law No. 12.783/2013

When the renewal of the concessions, the controlled companies Chesf, Eletronorte and Eletrosul opted for receiving 50% of the cash and the remaining in installments, and the subsidiary Furnas opted to receive much of the receivable amounts in installments under the Ministerial Ordinance 580/MME/MF, as of November 1, 2012.

As required by law, the installment amount will be received in monthly installments until the date of the original concession termination, adjusted by IPCA Index, plus remuneration by the weighted average cost of capital (WACC) of 5.59% real per annum. The update is counted as of December 4, 2012, date of execution of an addendum to the concession agreement.

On December 31, 2015, the Company received R$ 4,027,661 related to these receivables.

47.37 Acquisition of corporate interests

Subsidiary Eletrosul

a) Livramento Holding S/A

On December 21, 2015, the Elos Foundation (Fundação Elos), as shareholder of Livramento Holding S/A, formalized the intention to exercise the right to sell its interests to the subsidiary Eletrosul, as provided in clause 9.1.7 of the Global Shareholders’ Agreement. The interests correspond to 6.47% of the capital stock. The total number of shares held and paid in by ELOS has been adjusted and updated by the Actuarial Goal (Meta Atuarial) plan of BD-ELOS/ ELETROSUL, as of the date of contribution until the date of payment, as provided for in the Global Shareholders’ Agreement. The subsidiary Eletrosul recognized the debt in the balance sheet in the amount of R$ 23.356, and now holds 59% of equity interest in SPE Livramento Holding S/A. The corporate increase did not affect the assessment of the subsidiary Eletrosul regarding the investment (joint control).

b) Paraíso Transmissora de Energia S/A

On June 27, 2016 Celeo and Copel exercised their right of withdrawal from the company by transferring all of the shares held by Paraíso Transmissora de Energia S/A to the subsidiary Eletrosul. The transfer of 75.5% of the shares to the subsidiary Eletrosul awaits approval by ANEEL.

Subsidiary Furnas

On December 31, 2015, the subsidiary Furnas acquired control of the following investees: Transenergia Goiás S.A., Energia dos Ventos V, Energia dos Ventos VI, Energia dos Ventos VII, Energia dos Ventos VIII and Energia dos Ventos IX.

Subsidiary Chesf

On December 31, 2015, the subsidiary Chesf took all the risks and benefits of the project Extremoz Transmissora do Nordeste – ETN S.A., and acquired control of Tamanduá Mirim Energia S.A., through definitive dilution of the equity interest in such project.

In compliance with the provisions of the shareholders’ agreement of the SPEs Banda de Couro Energética S.A. and Baraúnas II Energética S.A., in 04/04/2016, the shareholder Brennand Energia S.A. paid the subscribed capital not paid by Chesf. In this sense, the equity interest of the Company in the SPEs was diluted.

47.38	Supply of Gas Agreement - CIGÁS

In accordance to the management’s proposal for the 165th Extraordinary Shareholders Meeting, with respect to the Fuel Consumption Account (FCA) coverage amounts in generation costs of the subsidiary Amazonas Distribuidora de Energia, there is the possibility of non-neutrality of the gas agreement, imposed by Resolution No. 2005 of ANEEL, as of December 15, 2015, which approved the price of the installment of natural gas transportation provided by CIGÁS - Companhia de Gás do Amazonas to such Distributor in an amount below that of the agreement price and by the Order No. 314 as of February 2, 2016, which set the amount of natural gas to be reimbursed by the FCA in 2016, related to commitments of take-or-pay and ship-or-pay of the Urucu-Manaus pipeline, of 4,076,156 m3/day, a lower level than the Contracted Daily Amount (“CDA”) of 5,420,000 m3/day as provided in the Purchase and Sale of Natural Gas Agreement.

Reports prepared by external consultants showed that these two regulatory constraints, considering the premise of the perpetuity of those decisions could lead to an imbalance to the end of the term of the aforementioned Purchase and Sale of Natural Gas Agreement, implying in a risk of loss to the Distributor, in the estimated amount of approximately R$ 6.8 billion, however, the Company evaluates as a low risk of materialization of such loss, because the proposed restrictions were decided of a budget formation process for the CDE/FCA and not in a process to analyze the costs of the gas agreement.

Decree No. 7.246/10 which regulates Law 12.111/09 provides that the price of fuel for one’s own power generation or from third parties is also recognized for FCA reimbursement effect, including transportation expenses, capacity reserve of pipeline transportation and minimum consumption reserve, provided they are not included in the contracted energy costs and of own generation, i.e., in the Company’s evaluation, it is a clear legal right relating to the full reimbursement of FCA-Isol and also there are judicial decisions in similar matters already issued in the 2nd instance which favors the cause claimed by the Subsidiary Amazonas Distribuidora.

In addition, on February 29, 2016, the Company filed a Request for Reconsideration before ANEEL in light of budgetary restrictions imposed by the Regulatory Agency for the year of 2016. Until the date of presentation of the financial statements, the Request for Reconsideration is still pending for ANEEL consideration.

47.39 Oil Reimbursement – Resolution Aneel No. 427/2011

The Company motivated by Resolution Aneel No. 427/2011, which limits the reimbursement of the costs of electricity generation in Isolated Systems, filed a lawsuit to mitigate its effects. The Company believes that the reimbursement of the FCA is a clear legal right without limitation, in accordance to Law 12.111/2009.

Through said court lawsuit, the Second Instance Decision was issued and guarantees to the Company the full reimbursement of generation costs, removing the effects of Resolution ANEEL 427/2011. Accordingly, the Company remains fully reimbursed of its generation costs.

The Company believes that the loss risk is low due to the Decision already made, which is reinforced by Law 13.299/16 which brought the benefit of providing funds for the payment of refunds of fuel acquisition costs incurred up to April 30, 2016 by the concessionaire holders of the concessions referred to in Law 12.111/2009, proven but not reimbursed pursuant to the requirements of economic and energy efficiency referred to in § 12 art. 3rd of such Law. Until the date of presentation of such quarter financial statements (June 30, 2016), it was not possible to estimate the amount related to the process.

47.40 Payment of debentures of the subsidiary Eletrosul’s Specific Purposes Vehicles (SPE)

On January 18, 2016, the controlled companies settled the debentures, as follows:

Date	Company	Debentures	Value
01/18/2016	Chuí IX	1st and 2nd issue	37.478
01/18/2016	Hermenegildo I	1st and 2nd issue	115.660
01/18/2016	Hermenegildo II	1st and 2nd issue	100.148
01/18/2016	Hermenegildo III	1st and 2nd issue	91.924

			345.210

47.41 Payment of financing and loans of the Subsidiary Eletrosul’s Specific Purposes Vehicles

On January 18, 2016, the controlled companies of Eletrosul effected the settlement of short-term bridge loan with BNDES, as follows:

Date	Company	Type	Financial Institution	Value
01/18/2016	Chuí IX	Bridge Loan	BNDES	13.145
01/18/2016	Hermenegildo I	Bridge Loan	BNDES	49.681
01/18/2016	Hermenegildo II	Bridge Loan	BNDES	47.244
01/18/2016	Hermenegildo III	Bridge Loan	BNDES	39.994

				150.064

47.42 Amendments to Law 13.299/2016

On June 21, 2016, it was converted into Law No. 13.299 / 2016, the Conversion Law project No. 11/2016 of Provisional Measure No. 706/2015 (“PLC 11/2016”).

Among other matters, the said project of law recommended different and consistent treatment with the specific challenges of the North region, in order to improve the legal environment governing the electricity sector, which at the time of the enactment of Law No. 12.111 as of December 9, 2009, were not connected to the National Interconnected System—SIN. Among the challenges, we highlight: structural dependence on fossil fuels and operating and maintenance higher costs.

In this context, and applying the amendment to item IX of art. 13 of Law 10.438/2002, which authorized the reimbursement by CDE of the proven fuel expenses and not reimbursed by requirements of economic and energy efficiency, including monetary restatement incurred until April 30, 2016, the Company recorded the amount of R$ 286,014 to monetary restatement linked to this item.

From the amount of R$ 581,221 recognized in the period January to June 2016 regarding the update of the credit balance, US$ 295,207 relates to the update of the renegotiated credits and R$ 286,014 relates to the update of the current outstanding balance until April/2016.

47.43 Judicial Blocks – Process Fator K - UHE Xingó

On May 31, 2016 the Company had blocked funds for the 12th Civil Court of Recife County in the amount of R$ 125,500 as seizure, regarding the lawsuit of Fator K, in the blocked amount of R$ 497,200, until this date. These legal blocks may impact the financial capacity of the Company and its business, in the short term, especially considering its status as a public electricity service concessionaire; however, the Company’s Management is taking the applicable legal measures to addressing this situation.

47.44 Reversal of Eletronet’s bankruptcy

On February 24, 2016, the Bankruptcy Court granted an award in which it conditioned the delivery of the management Eletronet to the shareholders after the following two conditions were complied with by the bankruptcy trustee: (i) the implementation of the payments at sight, as authorized under the Creditors’ Meeting; and (ii) the publication of the public notice referred to in paragraph 2 of article 132 of the Bankruptcy Act, as previously established in item III of the award on page 12,524.

On April 7, 2016, closing of the bankruptcy proceeding of Eletronet S.A. was initiated through a specific closing of bankruptcy minutes (Ata da Entrega das Chaves) held with the presence of Mrs. Renata Vilela Multedo, the bankruptcy trustee; the legal representatives of Eletronet S.A. shareholders (LT Bandeirante Empreendimentos Ltda. and Eletrobras Participações S.A. – ELETROPAR; and the new management team of the Company, elected on March 11, 2016.

After all the resolutions that were taken under Eletronet S.A. Creditors’ Meeting held on December 15, 2015, the closing of the bankruptcy proceeding (a entrega das chaves) was formalized by having the bankruptcy trustee handing over the company’s keys to its shareholders and elected members of the management.

47.45 Sale of interests and termination of subsidiaries

On July 22, 2016, the Centrales Hidrelectricas de Centroamerica (hereinafter the “CHC”), in which the Company holds 50% of the capital stock, sold all the shares of its wholly owned subsidiary Centrales Hidrelectricas de Nicaragua (hereinafter “CHN”), which holds the concession of hydro electrical project of Tumarin, located in Nicaragua, with installed capacity of 253 MW (“Project”), by the total amount of US$ 44,200 (“Price”). The sale was made to the Nicaraguan company Eletricidad – ENEL, Nicaraguan state-owned energy company and to the Distribuidora de Electricidad del Norte S.A. – Disnorte, which will be the buyer of the electricity to be generated, which is expected to enable the continuation of the project.

Whereas the project was the one developed by CHC, through the wholly owned subsidiary CHN, which was sold, measures will also be adopted for the discontinuance of Eletrobras’ participation in CHC.

The investment of Eletrobras in CHC is of R$ 87,800; current existing, however, is a provision for losses of such investment in the total amount invested.

47.46	Merger of the investee Linha Verde Transmissora de Energia S.A. by the subsidiary Eletronorte

Until June 30, 2016, the subsidiary had not received the “agreed” of the Department of Coordination and Governance of State Owned Companies (DEST) to implement the merger of the investee Linha Verde Transmissora de Energia S.A.

DEST issued its approval on July 8, 2016, and thus Eletronorte provides for the processing of the merger of the investee in the next quarter of 2016.

47.47 Renegotiation of acknowledgment of indebtedness agreements of the subsidiary Amazonas Energia

Amazonas Energia renegotiated with Br Distribuidora S.A. and with Companhia de Gás do Amazonas (“Cigas”) acknowledgment of indebtedness agreements incurred until December 2014, taking as collateral the Fuel Consumption Account receivables (“FCA”), and personal guarantee (fidejussória) from its parent company, Eletrobras.

Due to the mismatch of the transfer of FCA funds, Amazonas Energia continues to negotiate new agreements with fuel suppliers with incurred debts as of December 2014, totaling approximately R$ 5.5 billion.

On april, 2016, Br Distribuidora entered in court to collect the amount of R$ 1.7 billion, which is a part of the amount that Amazonas is renegotiating.

Amazonas Energia and Eletrobras are adopting the possible measures to remedy the debt in case. In this regard, on July 4, 2016, the amount of R$ 432,780 related to this debt was paid with funds received from the FCA.

47.48 Extension Disapproval and Return at Any Time of the Concessions and Transfer of Controlling Interest of the distribution subsidiaries CEPISA, CEAL, ELETROACRE, CERON, Boa Vista Energia and Amazonas Distribuidora de Energia.

On July 25, 2016, the 165th Extraordinary Shareholders Meeting resolved the non-extension and return at any time of the concessions and transfer of control of the controlled companies until December 31, 2017 of the distributors of energy of Eletrobras, under Provisional Measure 735, as of June 22, 2016.

The Company also decided that the distributors who have not had their concessions extended, shall, if they have the consent of the Concession Grantor, remain responsible for the operation and maintenance of public distribution services of their locations until the transfer of their equity controls, in accordance with Provisional Measure 735/2016, which should occur until December 31, 2017.

Due to the fact that these are federal state owned companies, the transfer of control of the Distribution companies must observe the rules of the National Privatization Plan (“ND”), in particular Law No. 9491 as of September 9, 1997, competing to the National and Privatization Council (“CND “) to approve the operational mode to be applied to each privatization.

Eletrobras also informs that the Distribution companies were included in the Partnership and Investment Program (“PPI”) created by Provisional Measure 727/2016, in order to facilitate the privatization.

On August 3, 2016, the Ordinances of the Ministry of Mines and Energy numbers 420, 421, 422, 423, 424 and 425 were issued, naming respectively the Distributors Amazonas Distribuidora de Energia S.A, Companhia e Eletricidade do Acre – ELETROACRE; Centrais Elétricas e Rondônia S.A – CERON; Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; and Boa Vista Energia S.A, responsible for providing public services of electricity distribution, temporarily, in order to ensure continuity of the services, in accordance with Article 9th, first paragraph, of Law 12.783, of January 11, 2016.

Given this definition, the Eletrobras Group distribution companies will carry out re-bifurcation of the portion of the financial asset in the corresponding proportion, until December 31, 2017, deadline for the distributors to intangible asset, under IFRIC 12 accouting model, to remain responsible for the operation and maintenance of public services.

47.49 Order from MME regarding to Companhia Energética de Roraima (“CERR”)

As per the Order of the Ministry of Mines and Energy – MME, of August 3, 2016, the Companhia Energética de Roraima (“CERR”), a company under control of the state of Roraima, had rejected its application for renewal of the concession of electricity distribution services, granted by Ordinance MME 920, as of November 5, 2016.

In this sense, pursuant to Article 9th, first paragraph, of Law 12.783/2013, the Ministry of Mines and Energy appointed the subsidiary of Eletrobras Boa Vista Energia S.A. (“Boa Vista”), as responsible for providing the distribution of public service of electricity in the area related to the concession of CERR in the state of Roraima, until there is assumption by a new concessionaire in a new auction to be held or until December 31, 2017, whichever occurs first.

Due to non-renewal of the concession of Companhia Energética de Roraima – CERR, the shareholders’ agreement entered between Eletrobras and the State of Roraima, on September 12, 2013, to shared management of CERR lost its validity in accordance with the provision of such instrument.

The obligations of Boa Vista in the temporary provision of service will be taken by the new concessionaire, in accordance with the bidding documents to be released by the Concession Grantor and it is not entitled to Eletrobras or Boa Vista, during the provision of temporary services, to make any contribution of resources in CERR, even for maintenance or operation of distribution services.

47.50 Cancelation of the Auction of Privatization of CELG-D

On August 16, 2016, the Company informed the market that the bid regarding the Privatization Auction of the subsidiary CELG-D was considered rescinded for lack of interested parties and therefore the public session of Auction of CELG-D, which should take place in August 19, 2016 at BM & FBOVESPA, was canceled.

The Company informs that the privatization conditions approved by the National Council on Privatization (“CND”) and the National Bank for Economic and Social Development (“BNDES”), pursuant to the rules of the National Privatization Plan (“PND”) will be reassessed, in particular the Law. 9.491 as of September 9, 1997, to launch a new bid to privatize CELG-D.

47.51 Renegotiation of Debts with BNDES

It was authorized by the National Economic and Social Development Bank - BNDES, on July 12, 2016, the suspension of the start of the debt principal payment and the partial suspension of the payment of interest calculated monthly arising out the agreement with BNDES to implementation of Angra 3 Plant. As per the original agreement clause in case, the early repayment of the principal debt would be on July 15, 2016.

According to the renegotiation, the suspension of the payment of the principal for 24 months was set out, comprising the period from July 15, 2016 until June 15, 2018. With regard to the debt burden, the payment of 70% of interest during the period from July 15, 2016 until February 15, 2017 was suspended. As of March 15, 2017, the subsidiary Eletronuclear will have to pay the full amount of charges calculated monthly.

47.52 Suspension of the operations of Candiota thermoelectric power plant

On September 12, 2016, the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) fined in R$ 75,000 and ordered the suspension of operations of Candiota thermoelectric power plant, which belongs to the subsidiary CGTEE.

According to IBAMA, the power plant was not complying with the agreements it had entered into with the environmental governmental body with a view to reducing the release of gases and oil to the environment. To resume operation CGTEE will have to comply with the pollutant reduction determinations.

47.53 Beginning of Commercial Operation – Belo Monte

The second UG (management unit) of Belo Monte site and the third UG (management unit) of Pimental site started to operate on July 16, 2016 and on August 5, 2016, respectively.

47.54 Belo Monte Arbitration

Eletrobras hold a total of 49% of the capital of Norte Energia SPE SA (NESA), responsible for the construction of the hydroelectric plant of Belo Monte. There is a divergence between the partners as the application of the clause in the Shareholders’ Agreement that deals with the purchase and sale of energy generated by the Belo Monte dam, to be aimed at hiring Free Environment – ACL, a portion of. While the partners interpret that Eletrobras must acquire this energy, this Company believes that such an obligation does not exist. The Shareholders ‘Agreement provides that disputes be settled by arbitration and on April 2016 the Shareholders’ Meeting of North Energy AS (“NESA”) ruled by the introduction of such a procedure.

47.55 RBSE – investee companies companies

a)	CTEEP

On June 30, 2016 CTEEP - Company of Electricity Transmission Paulista, in which Eletrobras participates in minority form with 35,40% of the share capital, made the disclosure of its interim financial statements with the auditor report containing qualified review opinion on valuation and accounting of assets RBSE.

The management of CTEEP understands that although the basic values relating to RBSE facilities are available and approved by the Board of ANEEL, there are still many uncertainties, and therefore it is not possible to estimate reliably the updated value of this right and, therefore, keep in its records the historical balance of the effects related to the remuneration of these assets until they get more detailed guidance by regulatory agencies to measure reliably the asset.

Thus, Eletrobras, with the use of public data and proprietary methodology, estimated the accounting of these assets on the base date of September 30, 2016 and the reflexes that would impact the results from the equity investee.

The estimated values are as follows:

Transmission	09/30/2016
CTEEP *
Basic Net - RBSE - Historical result	1,490,996

ANEEL Approval assets value	3,896,328
Updating - IPCA and compensation	2,421,651

Financial asset total value (updated)	7,808,975

% equity ownership	35.40%

Profit and Loss
Operating Income	6,317,979
Income taxes Allowance	(2,148,113)

Estimated net profit on CTEEP	4,169,866

Equity income	1,476,133

Potential effect on Eletrobras’s results	1,476,133

*	Unaudited

b)	CEEE GT

CEEE-GT invested in which Eletrobras participates in minority way with 32.59% of the capital had on June 30, 2016 the amount of R$ 1,333,934 related to the portion of non-depreciated transmission assets and existing on May 31 2000 belonging to the Basic Network of the existing system – RBSE.

Following this compensation process for assets linked to RBSE, Aneel published Normative Resolution No. 589, of December 10, 2013, defining the criteria for calculating the New Replacement Value (NRV) of transmission facilities, for compensation purposes.

In this sense, considering the commands of ANEEL Resolution, CEEE-GT, on December 27, 2013, sent to the regulator the schedule for completion of the evaluation report value that these assets considering the criterion of new replacement value.

As Order No. 1643 issued by ANEEL on June 16, 2016, CEEE-GT obtained as approved amount of appropriate compensation to assets not fully depreciated and existing on May 31, 2000, the amount of R$ 836,283 on the basis of 31 December 2012. Since the gross value of property for compensation purposes (New Replacement value – VNR) totaled R$ 2,741,278.

Within this context, was issued on April 20, 2016 Ordinance No. 120 MME, which established that the amounts approved by ANEEL under the non-depreciated assets on May 31, 2000, start to compose the Regulatory Asset Base of the transmission and the cost of capital of these added to its Annual Revenue Allowed – RAP.

Also determined the Ordinance, the capital cost of these assets will be recognized from the 2017 tariff process, through the adjustment and revision as the rules in the concession agreements and should incorporate the RAP from said process for a period of eight years. In addition, Ordinance No. 120 MME determined that the cost of capital is not built from the extension of the concessions to the tariff review, should be updated and paid for the cost of equity, real, the transmission segment, defined by ANEEL.

In this way, the final amount of R$ 1,333,934 consists of the approved amount for compensation purposes, the relevant property of the Basic Network Existing System – RBSE added capital cost (compensation and depreciation) date to the period from June 2016, which is paid for the cost of equity segment.

Therefore, the CEEE-GT recorded a gain of R$ 606,482 net of taxes, and reflexively registered by Eletrobras by equity amounting to R$ 197,652 as of June 2016.

47.56	- Interest on Own Capital – subsequents

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments and other profit distributions and tax liabilities in Brazil, thus, on April 30, 2015 Eletrobras decided the payment of Interest on Own Capital (JCP) for the year 2014 amounting to R$ 26,022. The updated values per share distributed as interest on own capital on June 30, 2015 to Preferred Shares “A” of R$ 0.103846934 per share and Preferred “B” of R$ 0.103846934 per share.

47.57 Judicial agreement with Andrade Gutierrez regarding UTG Mauá 3

On October 13, 2015, it was issued a decision which approved the court settlement in the case of the Ordinary Action, filed by Construtora Andrade Gutierrez S/A in disfavor of Subsidiary Amazonas Geração e Transmissão and the Union. The decision resolved the case with merit, for the transacted applications and granted the request for procedural succession, through the Amazonas Geração e Transmissão to integrate the defendant’s action. Of the main points agreed, it is possible to highlight the setting of recovery deadlines, completion, payment of R$ 218,316 – measurements delivered in the course of deadlock and events with technical disputes resolved in the course of trade, exchange rate and monetary correction, as well as the maintenance of controversial issues, including the legality of the work suspension maintenance of Andrade Gutierrez S/A and its impacts and the legality of fines imposed by the company, whose constant value of rescission action on our behalf is R$ 530,636.

47.58 AES Eletropaulo/CTEEP – Court Action

On September 18, 2015, it was published partial award in the process that moves in the face of Eletropaulo Company, stating that Eletropaulo is responsible for payment of the amounts due from financing not honored in their respective maturities with Eletrobras and not Company Electric Power Transmission Paulista (“CTEEP”).

With this, the Company will have an updated credit of R $ 2,551,236, of which R $ 349,232 (R$ 348,578 on December 31, 2015) already recognized in its assets, corresponding to the part considered uncontroversial by the Company. The final recognition of the full credit should happen when it reaches the condition of practically certain.

47.59 Provisional Measure No. 735

On June 23, 2016, Provisional Measure No. 735 stablishes that from 1 January 2017, the activities related to the management and administration of sector funds RGR, CDE and CCC will be transferred to the Electricity Trading Chamber – CCEE.

Once the these activities are transferred to the CCEE, Eletrobras will continue to engage with more exclusivity to its business generation, transmission, distribution and sale of electricity, according to its strategic vision to act in an integrated way in the energy markets , profitable and sustainable.

47.60 Compulsory Loan

Eletrobras adjusted the amounts recognized in financial statements as of December 2014 to reflect subsequent events that provided evidence of the conditions that existed at the end of the reporting period to which they relate date of issue of these financial statements, this way, the total adjustments subsequent events arising from the compulsory loan had a net effect of R$ 4,141,503. See Note 30.

In the first half of 2016, the Company revised its measurement estimates and the loss probability of certain judicial lawsuits relating to the compulsory loan. These facts resulted in an increase of R$ 2,060,106 in the provision for contingencies in the period ended on June 30, 2016.

47.61 Subsequent events - ICMS (value added tax) – Fuel accouting comsuption

Eletrobras set the amounts recognized in its financial statements to reflect subsequent events that demonstrate conditions that existed at the end of the reporting period referred to the financial statements, this way was made the adjustment as described on Note 41.

Wilson Ferreira Júnior
President

Armando Casado de Araújo	Carlos Eduardo Gonzalez Baldi
Financial and Investor Relationship Director	Generation Director

Lucia Casasanta	Alexandre Vaghi de Arruda Aniz
Compliace Director	Administrative Director

Luiz Henrique Hamann	José Antônio Muniz Lopes
Director of Distribution	Director of Transmission

Rodrigo Vilella Ruiz

Accountant

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ESBR Participações S.A.:

We have audited the accompanying consolidated balance sheet of ESBR Participações S.A. and subsidiary as of December 31, 2014, and the related consolidated statements of profit and loss, comprehensive loss, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESBR Participações S.A. and subsidiary as of December 31, 2014, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The accompanying consolidated balance sheet of ESBR Participações S.A. and subsidiary as of December 31, 2013, and the related consolidated statements of profit and loss, comprehensive loss, changes in equity and cash flows for the years ended December, 31, 2013 and 2012 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ KPMG Auditores Independentes

October 10, 2016

ESBR Participações S.A. and Subsidiary

Consolidated Financial Statements for the

Year Ended December 31, 2014 and

Report of Independent Registered Public Accounting Firm

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 and 2013

(In thousands of Brazilian reais - R$)

	Note	12/31/2014	12/31/2013
ASSETS			(unaudited)

CURRENT ASSETS
Cash and cash equivalents	4	74.301	4.428
Marketable securities	5	10.612	-
Accounts receivable	6	151.127	87.064
Inventories		139	-
Prepaid expenses	11	9.993	16.475
Recoverable taxes	7	233.686	173.597
Other current assets	9	26.803	10.239

Total current assets		506.661	291.803

NONCURRENT ASSETS
Long-term assets:
Prepaid expenses	11	38.227	10.727
Recoverable taxes	7	552.224	595.678
Deferred taxes	8	751.729	113.970
Judicial deposits	10	37.767	34.312
Property, plant and equipment	12	19.743.906	17.205.094
Intangible assets	13	594.838	365.934

Total noncurrent assets		21.718.691	18.325.715

TOTAL ASSETS		22.225.352	18.617.518

(continued)

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 and 2013, CONTINUED

(In thousands of Brazilian reais - R$)

	Note	12/31/2014	12/31/2013
LIABILITIES			(unaudited)

CURRENT LIABILITIES
Suppliers		205.055	298.934
Financing	17	308.607	297.139
Payroll, related taxes and accruals		4.189	2.973
Taxes payable	14	38.530	30.253
Regulatory and sector charges	21	31.709	-
Public asset use payable	18	10.757	10.699
Provision for environmental costs	19	107.403	105.099
Provision for contingencies	20	3.721	535
Insurance payable	11	869	5.150
Other current liabilities	22	8.614	6.639

Total current liabilities		719.454	757.421

NONCURRENT LIABILITIES
Suppliers		6.638	-
Financing	17	11.016.142	9.899.968
Public asset use payable	18	109.674	104.669
Provision for environmental costs	19	476.519	351.209
Provision for contingencies	20	2.628.513	584.112

Total noncurrent liabilities		14.237.486	10.939.958

TOTAL LIABILITIES		14.956.940	11.697.379

EQUITY
Capital	23.1	8.681.711	7.136.711
Accumulated deficit		(1.413.299)	(216.572)

Total equity		7.268.412	6.920.139

TOTAL LIABILITIES AND EQUITY		22.225.352	18.617.518

The accompanying notes are an integral part of these consolidated financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$)

	Note	12/31/2014	12/31/2013	12/31/2012
			(unaudited)	(unaudited)

Net operating revenue	24	732.639	147.005	-

Costs on power sold	25	(2.239.445)	(287.427)	-

Provision for energy contingencies	20	(1.915.094)	(157.519)	-
Power grid charges		(171.640)	(4.806)	-
Depreciation and amortization		(122.601)	(4.798)	-
Other operating expenses		(22.736)	(327)	-
Personnel costs		(4.945)	(76)	-
Public asset use		(2.429)	(36)	-
Purchased energy		-	(119.865)	-

Gross operating loss		(1.506.806)	(140.422)	-

Other operating income/expenses, Net		2.248	-	-

General and administrative expenses	25	(132.883)	(83.401)	(40.192)

Personnel		(35.212)	(29.615)	(13.723)
Management	16	(11.470)	(9.613)	(9.550)
Administrative costs		(86.201)	(44.173)	(16.919)

Finance income (costs)	26	(174.981)	(4.607)	4.834

Finance income		6.961	3.369	7.141
Finance costs		(181.942)	(7.976)	(2.307)

LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		(1.812.422)	(228.430)	(35.357)

Income tax and social contribution – current	8	(22.064)	-	(54)

Income tax and social contribution - deferred	8	637.759	77.767	12.099

Loss for the year		(1.196.727)	(150.663)	(23.312)

The accompanying notes are an integral part of these consolidated financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$)

	12/31/2014	12/31/2013	12/31/2012
		(unaudited)	(unaudited)

Net loss for the year	(1.196.727)	(150.663)	(23.312)

Other comprehensive income (loss)

Cash flow hedge, which is comprised of:	-	(1.954)	(4.984)

Gains in cash flow hedge in the period	-	5.635	5.143

Transfers to hedged items - property, plant and equipment	-	(7.589)	(10.127)

Total comprehensive loss for the year	(1.196.727)	(152.617)	(28.296)

The accompanying notes are an integral part of these consolidated financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 (unaudited) and 2012 (unaudited)

(In thousands of Brazilian reais - R$)

		Subscribed	Unpaid	Issued	Valuation	Accumulated

	Note	capital	capital	capital	adjustments to	losses	Total

					equity

BALANCES AS OF DECEMBER 31, 2011		4.500.010	(1.688.300)	2.811.711	6.938	(42.597)	2.776.052

Capital subscription		1.524.378	(1.524.378)	-	-	-	-

Capital contribution		-	1.950.000	1.950.000	-	-	1.950.000

Other comprehensive loss		-	-	-	(4.984)	-	(4.984)

Loss for the year		-	-	-	-	(23.312)	(23.312)

BALANCES AS OF DECEMBER 31, 2012		6.024.388	(1.262.678)	4.761.711	1.954	(65.909)	4.697.756

Capital subscription		1.407.322	(1.407.322)	-	-	-	-

Capital contribution		-	2.375.000	2.375.000	-	-	2.375.000

Other comprehensive loss		-	-	-	(1.954)	-	(1.954)

Loss for the year		-	-	-	-	(150.663)	(150.663)

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 (unaudited) and 2012 (unaudited), CONTINUED

(In thousands of Brazilian reais - R$)

BALANCES AS OF DECEMBER 31, 2013		7.431.711	(295.000)	7.136.711	-	(216.572)	6.920.139

Capital subscription		1.700.000	(1.700.000)	-	-	-	-

Capital contribution	23.1	-	1.545.000	1.545.000	-	-	1.545.000

Loss for the year		-	-	-	-	(1.196.727)	(1.196.727)

BALANCES AS OF DECEMBER 31, 2014		9.131.711	(450.000)	8.681.711	-	(1.413.299)	7.268.412

The accompanying notes are an integral part of these consolidated financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$)

		12/31/2014	12/31/2013	12/31/2012
	Note		(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year		(1.196.727)	(150.663)	(23.312)

Adjustments of reconcile net loss for the year to net cash provided by (used in) operating activities:

Provision for contingencies		1.924.398	29	-
Allowance for doubtful debts	6	924	-	-
Reversal of allowance for doubtful debts	6	(6.173)	-	-
Deferred income tax and social contribution	8	(637.759)	(77.702)	(12.099)
Current income tax and social contribution	8	22.064	-	-
Inflation adjustment		3.045	(13.638)	(1.246)
Accrued interest	18	164.688	-	-
Depreciation and amortization	12/13	129.684	7.210	187
Regulatory and sector charges	22	31.709	-	-
Gain on sale of property, plant and equipment		4.674	-	-
Inflation adjustment on public asset use (UBP)	18	15.994	6.487
Unrealized earnings on foreign restricted deposits		-	12.779	1.738
Other		7.583	-	440

Changes in:
Accounts receivable	6	(58.814)	(87.064)	-
Inventories		(139)	-	-
Prepaid expenses	11	(37.794)	(4)	(70)
Judicial deposit		(5.173)	-	-
Other current assets		(16.564)	(9.080)	240
Suppliers		(183.072)	(17.917)	-
Payroll, related taxes and accruals		1.217	634	781
Public asset use (UBP) payment	18	(10.931)	(3.566)	-
Payment of environmental costs	19	(65.297)	-	-
Recoverable taxes		13.530	-	-
Taxes payable		125.941	18.783	-
Recoverable taxes - (purchase of property, plant and equipment)		(186.161)	(188.127)	(187.001)

(continued)

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012 CONTINUED

(In thousands of Brazilian reais - R$)

Other current liabilities		1.975	(469)	(110.477)

Net cash provided by (used in) operating activities		42.822	(502.308)	(330.819)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment		(1.877.286)	(2.548.400)	(3.617.826)

Purchase of marketable Securities	5	(10.612)	-

Proceeds from the sale of property, plant and equipment		1.924	-

Purchase of intangible assets	13	(2.188)	(2.546)	(433)

Insurance payment	11	(4.281)	-	5.150

Foreign restricted deposits		-	-	(7.761)

Foreign restricted deposits redemption		-	-	114.370

Net cash used in investing activities		(1.892.443)	(2.550.946)	(3.516.800)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions	23.1	1.545.000	2.375.000	1.950.000

Financing released	17	700.000	668.000	1.891.778

Financing paid (Principal)	17	(71.457)	(61.224)	-

Financing paid (interest)	17	(243.433)	(208.247)	-

Payment of commissions on borrowings	17	(10.616)	(5.758)	(33.357)

Net cash provided by financing activities		1.919.494	2.767.771	3.808.421

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		69.873	(285.483)	(39.200)

Cash and cash equivalents at the beginning of the year	4	4.428	289.911	329.111

Cash and cash equivalents at the end of the year	4	74.301	4.428	289.911

The accompanying notes are an integral part of these consolidated financial statements.

ESBR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014, 2013 (unaudited) and 2012 (unaudited)

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

ESBR Participações S.A. (“ESBRP” or “Company” or “Parent”) is a closely-held company, headquartered and domiciled in the City of Rio de Janeiro - RJ, at Avenida Almirante Barroso, no 52 - Sala 2.802 (Parte). ESBRP is solely engaged in holding interest in Energia Sustentável do Brasil S.A (“Subsidiary”), also a closely-held company, that holds the public asset use concession to operate Jirau hydroelectric power plant, which is currently in a transition process, from the preoperating to the operating stage.

As of December 31, 2014, the Company’s controlling shareholders were GDF Suez Energy Latin América Participações Ltda, Mitsui & Co. Ltda, Eletrosul Centrais Elétricas S.A. and Companhia Hidro Elétrica do São Francisco - Chesf.

The first power generation unit started to operate in September 2013; as of December 31, 2014, the subsidiary owns 20 power generation units in operation (1 power generation units in operation as of December 31, 2013).

1.1.      Characteristics of Jirau Project

Jirau Project comprises the construction of a hydroelectric power plant located in Madeira river, City of Porto Velho, State of Rondônia, as well as the respective installation of the transmission line whose interest is restricted to the power plant. The initial basic project of UHE Jirau originally provided for a total of 44 generation units in the plant, with minimum installed capacity of average 3,300MW*, with physical energy guarantee (guaranteed energy) of average 1,975.3 MW* after the startup of operation of the last generation unit.

(*) information unaudited by independent auditors

Under SPE/MME Administrative Rule 26, of August 1, 2011, the total volume of physical energy guarantee was defined at average 209.3 MW*, related to the increase in the installed capacity of UHE Jirau (equivalent to nominal 450 MW*), which was sold at the Auction for Purchase of Power Arising from New Generation Projects, called Auction A-3, set forth in MME Administrative Rule 113, of February 1, 2011.

Therefore, the basic plant expansion project had 50 generation units, and the new installed capacity is 3,750MW* and the new guaranteed energy is average 2,184.6 MW*.

(*) information unaudited by independent auditors

The original guarantee energy was negotiated as follows:

•	70% at the Regulated Contractual Environment (“ACR”), at the price of R$71.37 per MWh, related to May 2008, is adjusted at the month of anniversary of the tariff adjustment of each distribution company based on the extended national consumer price index (IPC-A). As of December 31, 2014, the adjusted price per MWh is R$103.10 (R$96.89 as of December 31, 2013*); and

(*) information unaudited by independent auditors

30% allocated to the sale in the Free Contracting Environment (“ACL”). In 2013 no power was sold in this environment. In January and February 2014, all volumes contracted were delivered to related parties. With respect to March, April and May 2014, no sale was made to related parties. From June to December, the following assumption was adopted to measure the volume of power to be delivered to the related parties: on the Physical Guarantee of Generation Units in Operation the seasonality factor of the Energy Reallocation Mechanism (MRE), internal loss factor, basic grid loss factor, availability factor and physical guarantee allocation factor are applied; all factors are estimated. The physical guarantee is determined after application of the abovementioned factors. Out of this amount, the amounts of CCEARs sold to the ACR (based on the preceding item) is deducted and the remaining is sold to the related parties proportionally to their equity interest.

The additional assured power of 209.3 MW* was 100% negotiated in the ACR at the price of R$102.00 per MWh related to August 2011, annually adjusted based on the IPC-A. As of December 31, 2014, the adjusted price per MWh is R$124.09 (R$116.62 as of December 31, 2013).

(*) information unaudited by independent auditors

1.2      Concession

On August 13, 2008, the Federal Official Gazette published that the subsidiary entered into with the federal government (Concession Grantor) over a 35-year period, through the National Electric Power Agency (ANEEL), concession arrangement 002/2008 which regulates the operation by the subsidiary of the potential hydraulic energy located in Madeira river, City of Porto Velho, State of Rondônia, at the coordinates of 9º19’52” South latitude and 64°44’04” West longitude, called Jirau Hydroelectric Power Plant, with minimum installed capacity of 3.300MW, as well as the respective hydroelectric power plant restricted interest transmission facilities.

On September 17, 2012, the first addendum to the concession arrangement 002/2008 - MME-UHE Jirau was entered into with the federal government, through the National Electric Power Agency (ANEEL), so as to document the expansion of UHE Jirau and redefine the project implementation schedule.

Provisional Act 579 (MP 579), of September 11, 2012, which addresses power generation, transmission and distribution concessions and reduction of sector charges aiming at tariff control, was changed into Law 12783 and approved by the President of Republic on January 11, 2013.

Under Law 12783/13, power concessions granted before the enactment of Concession Act (Law 8987/95) that were not subject to bid can be renewed one single time over a period of up to thirty years, provided that concessionaires agree to receive compensation only by means of tariffs to cover operating and maintenance (O&M) expenses, charges, taxes and, where applicable, transmission and distribution costs. A few sector charges will be eliminated or reduced.

The subsidiary’s generation assets were not directly impacted by Law 12783/13 with respect to the renewal of concessions since they were obtained by means of bid processes conducted after the enactment of Law 8987/95.

1.3      Environmental matters

The environmental body responsible for the project is the Brazilian Environmental and Renewable Natural Resources Institute (IBAMA).

•	Previous License (LP): confirms the environmental feasibility of the project after environmental study analysis and conduction of public hearings at the region. LP 251/2007 was issued on July 9, 2007;

•	Installation Licenses (LI): authorize the beginning of work after the description of environmental programs. These licenses are issued after approval of the Basic Environmental Project, which describes the programs to be implemented during the plant’s construction and operation. The subsidiary obtained LI 563/2008 relating to the implementation of the Pioneer Construction Site on November 14, 2008. On June 3, 2009, IBAMA issued LI 621/2009;

•	Operating License (LO): authorizes the filling of the reservoir, the startup of the plant’s operation and the generation of power after the implementation of the social and environmental programs and satisfaction of the conditions set out in the LI. On October 19, 2012, IBAMA issued LO 1097/2012, effective for four years counted from the issuance date, which authorizes the filing of the reservoir, startup of the plant’s operations and power generation through continuity of the social and environmental programs set forth in the Basic Environmental Project (PBA).

The subsidiary accounts for future environmental costs arising from the implementation (LI) and operation (LO) licenses, by recognizing in its assets (see Note 13 and 14) and liabilities the present value of the related obligations (see Note 21).

1.4	Business operation

The startup of operation and respective delivery of the power volumes of the Regulated Contracted Environment (“ACR”), set forth in the 2008 invitation to bid was scheduled to take place on January 1, 2013.

On February 1, 2013, the postponement of the startup of operations of UHE Jirau was approved at the meeting of Aneel’s board of directors; consequently, the postponement of the payment of transmission costs and charges, in addition to the postponement of the scheduled beginning of supply set forth in the regulated environment electricity sale agreements (CCEARs) and respective revenue, as follows:

a)	The startup of operations on May 1, 2013 was approved which, according to estimates available at the time would be the date of the startup of operations of the Transmission Line 600KV Porto Velho - Araraquara, however, in case of proven need of generation units of UHE Jirau for the commissioning of the conversion company, the two first units should be available on March 1, 2013, which has not occurred;

b)	The administrative proceeding in progress must be sent to the State General Attorneys’ Office (PGE) for legal analysis of the liability exemption which, through Opinion 136/2013/PGEANEEL/ PGF/AGU, acknowledged the liability exemption that would enable the postponement of the activity startup schedule of UHE Jirau. PGE explained that the impact on the construction schedule should be determined by a technical expert;

On June 4, 2013, through Ordinance 1732, Aneel decided to (i) postpone the startup of operations of the generation units and the beginning of supply of power set forth in the CCEAR of UHE Jirau, so as to match these dates to the 30-day period before the startup of operations of the Porto Velho-Araraquara Transmission Line (LT), which was then scheduled to take place on July 1, 2013 and (ii) acknowledge the 52-day delay in the implementation schedule as liability exemption caused by act from the public authorities. The transmission line has not started to operate on July 1, 2013, as scheduled, but rather on November 29, 2013.

Additionally, the subsidiary filed a request for reconsideration with Aneel’s Executive Board on June 13, 2013, claiming, among other issues: (i) the recognition, in addition to the 52 days already recognized, of 187 days of liability exemption; (ii) that the startup of operation of UHE Jirau matches the expected date for startup of operation of transmission facilities (and not the 30 days before such date); and (iii) that the approved matching is not applicable to the total implementation schedule of UHE Jirau, subject to the generation machinery implementation intervals currently set out in the prevailing schedule.

On October 22, 2013, Aneel, through Ordinance 3588, partially and preliminarily granted the liability exemption application of 239 days, to be added to every startup date of the various generation units of the schedule contained in the Concession Arrangement.

Concurrently, the subsidiary filed with the 5th Federal Court of the Judiciary District of Porto Velho a lawsuit so that the events at the construction site of UHE Jirau in 2011 and 2012 would be recognized as liability exemption.

Currently and, as a result of the abovementioned lawsuits/administrative proceedings, three decisions are currently effective, as follows: within the administrative scope, ANEEL Ordinance 3588/2013; and, judicial scope, the decisions dated September 18, 2013 (Evidence Precautionary Action) and October 17, 2013 (Primary Action).

The court rulings above determine the non-application of penalties to the Company and its subsidiary due to delay in power generation, and abstention from (i) requiring the registration of the power volumes with the Power Commercialization Chamber (CCEE) arising from the project construction schedule, as well as (ii) transmission system use tariffs.

In November 2014, the expert report was attached to the court records of the Primary Action recognizing 535 days of delay in the schedule, arising from the events in 2011 and 2012, mitigating the risk of an unfavorable outcome for the Company. The report can still be challenged by Aneel.

For further detailed information regarding the updates of exemption claim, please see explanatory note 31.8.

1.5	Working capital

As mentioned in Note 19, in order to finance the project, the subsidiary entered into an agreement with the National Bank for Economic and Social Development (BNDES), in the amount of R$7,220,000, which was released according to the percentage-of-completion. In September 2012, an addendum to the financing agreement was entered into, so as to change the total contractual amount to R$9,545,000.

On August 13, 2014, the subsidiary’s Board of Directors approved the negotiation with the financing agents about the substitution of the debt service reserve account and approved the contracting by the subsidiary of a bank letter of guarantee to satisfy the condition imposed by the project financing agents to substitute the establishment of the debt service reserve account within the scope of the financing agreements.

On November 21, 2014, the subsidiary established with BNDES a debt service reserve account through a bank letter of guarantee and/or deposit in financial resources. Accordingly, as of December 31, 2014, the company had a guarantee, in the amount of R$265,000, issued by Safra S.A and an additional amount of R$10,493, invested on December 16, 2014 in federal government bonds yielding interest of 94% of the CDI. Note that this amount is classified as marketable securities – reserve account, whose balance as of December 31, 2014 amounts to R$10,612 (Note 5).

The tenth release of funds, whose withdrawals occurred on December 19, 2014 (direct financing) and December 22, 2014 (indirect financing) was allocated to tranche H and totaled R$200,000.

The Company recognizes a subscribed capital of R$9,131,711, and from January 1 to December 31, 2014 the amount of R$1,545,000 was contributed to the subsidiary’s capital.

2.	PRESENTATION OF FINANCIAL STATEMENTS

2.1.	Statement of compliance

The Company and its subsidiary has incurred recurring losses, has an accumulated deficit and its current liabilities exceeds it current assets since it is currently in a transition process, from the preoperating to the operating stage. However, the Company believes that it should be taken into consideration that its capital structure contemplates the capital contributions being made by the shareholders to the Company, as well as the financing agreement entered into with BNDES through December 31, 2016, as mentioned in Note 18.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Additionally, aspects of the specific Brazilian legislation issued by ANEEL, particularly regarding the structure of accounts and the way of recording events were considered, aiming at standardizing the practices with other companies of the electric sector.

The Company’s consolidated financial statements were approved by the Board of Directors on October 11, 2016..

2.2.	Basis of preparation

The Company’s consolidated financial statements have been prepared based on the historical cost, except for certain financial instruments, which are measured at their fair values, when prescribed.

The main consolidation criteria are as follows:

i.	Elimination of intragroup asset and liability balances between consolidated entities;

ii.	Elimination of the Parent’s share in the subsidiary’s capital, reserves and retained earnings or accumulated losses; and

iii.	Elimination of income and expense balances arising from intercompany transactions between consolidated entities.

Assets and liabilities are classified based on their liquidity and payment level as current when their realization or settlement is likely to occur within the next twelve months. Otherwise, assets and liabilities are stated as noncurrent. Monetary assets, liabilities and commitments denominated in foreign currencies were translated into Brazilian reais at the exchange rate prevailing at the balance sheet date.

At the end of each year, the Company verifies the carrying amounts of its tangible and intangible assets to determine if there are any indications that these assets might be impaired. If there is such an indication, the recoverable amount of the asset is estimated and the carrying amount of tangible and intangible assets is written down so as to reflect the estimated recoverable amount, if necessary.

The recoverable amount of an asset is the higher of the fair value less costs to sell or the value in use. Impairment losses, if any, are immediately recognized in profit or loss.

In 2014 the Company’s management identified that (i) change in the estimated dates of startup of activities and reduction of the amounts set forth in the Regulated Environment Electricity Sale Agreements (CCEARs), (ii) the effects from the liability exemption claim brought by the Company before Aneel, (iii) the review of the construction budget and related impacts on the leverage of the project could constitute factors that would impact the amount of its property, plant and equipment items, thus the Company decided to test such assets for impairment.

The impairment test was conducted as of December 31, 2014, based on assumptions adopted by the Company on the projected cash flow from operating activities, present value discount rate of such operating cash flow, net debt and equity amount as of the impairment test date.

The projected operating cash flow was based on the following assumptions: (i) the entire concession term, (ii) estimated startup date, (iii) estimated power balance, (iv) power volume and prices in the regulated environment (ACR) and those projected for the free environment (ACL), in addition to the test power sales revenue, (v) costs and expenses on personnel, materials, outside services, sectorial charges, power purchase, transmission charges, taxes and other expenses and projected investments to be made between the test date up to the completion of works in the power plant (UHE Jirau).

The discount rate used to calculate the present value of the operating cash flow was the Company’s weighted average cost of capital (WACC) as of the test date. The WACC is calculated based on third-party capital cost (including the impact from the tax benefit of deductibility of such finance cost) and the own capital cost, the latter calculated based on the Capital Asset Pricing Model (CAPM) method.

The net debt amount considered in the test was based on the subsidiary’s trial balance as of December 31, 2014, less financing in current and noncurrent liabilities, cash and cash equivalents. The amount of the provision for liability exemption claim was also considered as of the test date.

Due to the test result, based on the aforementioned assumptions, the Company concluded that no impairment losses on assets should be recognized.

These financial statements are presented in Brazilian reais, which is the Company’s functional currency and the amounts reported (texts and tables) are expressed in thousands of Brazilian reais, except if otherwise stated.

2.3.	Adoption of new accounting policies

New and revised standards and interpretations not yet effective on December 31, 2014:

Effective for annual periods beginning on or after January 1, 2016:

•	IAS 16 and IAS 38: amendments to clarify the accepted depreciation and amortization methods.

•	IAS 27 – The standard was amended so as to include the accounting for investments in subsidiaries, joint ventures and associates under the equity method in the separate financial statements.

•	IAS 1 – amendment to address the potential obstacles identified when exercising judgment upon preparation of the financial statements. Such amendment clarifies that the concept of materiality must be considered both for purposes of the information to be disclosed, either required or not, and upon organization of the explanatory notes and use of aggregation criteria.

Effective for annual periods beginning on or after July 1, 2016:

2010-2014 annual improvement cycles: minor amendments to the existing pronouncements.

Effective for annual periods beginning on or after January 1, 2018:

•	IFRS 15 Revenue from Contracts with Customers: defines five simple steps to be applied to contracts entered into with customers for purposes of revenue recognition and disclosure. It will supersede the standards currently effective on the matter (IAS 18 and IAS 11) and related interpretations (IFRIC 13, IFRIC 15 and IFRIC 18).

•	IFRS 9 Financial Instruments: new standard that introduces new requirements for the classification, measurement, impairment, hedge accounting and derecognition of financial assets and financial liabilities.

The Company continue analyzing the impacts arising from such standards.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Financial instruments

The Company recognizes the financial instruments in its financial statements when the entity becomes a party to the underlying instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, where applicable, after initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are immediately recognized in profit or loss.

Financial assets are classified into the following specific categories: financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined upon initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

As of December 31, 2014 and 2013, the Company’s financial assets are classified as loans and receivables.

Loans and receivables are represented by non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including cash and cash equivalents, account receivable, pledges and restricted deposits and due from related parties) are measured at amortized cost using the effective interest method, less any impairment losses.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Financial liabilities are classified either as ‘financial liabilities at fair value through profit or loss’ or ‘other financial liabilities’.

As of December 31, 2014 and 2013, the Company’s financial liabilities are classified as “Other financial liabilities”.

Other financial liabilities (including suppliers, borrowings, payables and public asset use) are measured at amortized cost using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial liability and allocate its interest expense to the related period. The effective interest rate is the rate that exactly discounts estimated future cash flows (including fees and points paid or received that are an integral part of the effective interest rate, transaction costs, and other premiums or discounts) over the expected life of the financial liability or, where appropriate, over a shorter period, for the initial recognition of the net carrying amount.

b) Cash and cash equivalents

Cash and cash equivalents are maintained to meet short-term cash commitments and are comprised of cash, demand deposits and highly liquid short-term investments, without significant risk of change in fair value.

Short-term investments are classified as cash equivalents due to the short-term redemption intention.

c) Accounts receivable

Accounts receivable include the power sales amounts billed, including the sale of purchased power.

Accounts receivable are initially recorded at the sales amount and subsequently at amortized cost, less the allowance for doubtful debts, when applicable.

The allowance for doubtful debts is recognized based on the parameters recommended by Aneel, considering the information monthly determined by the Power Commercialization Chamber (CCEE), to the extent that they reflect Company´s best estimate of the loss.

d) Due from related parties

Due from related parties correspond to amounts receivables for the supply of power in the normal course of the Company’s activities. If the collection term corresponds to one year or less, account receivable are classified in current assets.

As of December 31, 2014, the Company does not expect any loss on due from related parties.

e) Prepaid expenses

Represented by assets arising from payments which provision of services will occur in a subsequent period and that will not be reimbursed and/or received in cash, nor represent physically existing assets. Prepaid expenses are stated at the effective contractual amounts, less amortization incurred through the balance sheet date. During the construction of Jirau hydroelectric power plant, insurance premium amortization related to the plant’s construction is accounted for as a balancing item to property, plant and equipment.

f) Recoverable taxes

Refer to tax credits relating to prepaid taxes levied on the acquisition of property, plant and equipment items, accounted for upon the occurrence of a taxable event. Such taxes are adjusted for inflation as prescribed by tax laws, when applicable.

g) Income Taxes

g.1)	Current taxes

The provision for income tax and social contribution (Income Taxes) is based on the taxable income for the year. Taxable income differs from the profit disclosed in the statement of operations because it excludes income or expenses taxable or deductible in other years, as well as permanently nontaxable or nondeductible items. The provision for income tax and social contribution is calculated by the Company based on the statutory rates prevailing at year end.

g.2)	Deferred taxes

Deferred income tax and social contribution (“deferred taxes”) are recognized on temporary differences at the end of each reporting period, distributed between asset and liability. The offset balances recognized in the financial statements and the corresponding tax basis used to determine taxable income, including tax losses, when applicable. Deferred tax liabilities are usually recognized on all temporary taxable differences and deferred tax assets are recognized on all temporary deductible differences, only when it is probable that the Company will report future taxable income in an amount sufficient to allow the utilization of these temporary deductible differences.

Deferred tax liabilities are recognized on temporary taxable differences, except when the Company is able to control the reversal of temporary differences and it is probable that such reversal will not take place in the foreseeable future in relation to an investee. Deferred tax assets arising from temporary deductible differences are recognized only if it is probable that there will be sufficient taxable income against which temporary differences can be utilized and it is probable that their reversal will take place in the foreseeable future.

Deferred tax assets are reviewed at the end of each reporting period and, when it is no longer probable that future taxable income will be available to allow the recovery of all or part of the assets, the asset balance is adjusted for the expected recoverable amount.

Deferred tax assets and liabilities are measured at the tax rates applicable for the period in which the liability is expected to be settled or the asset realized, based on the tax rates set forth in the tax law prevailing at the end of each reporting period, or when new legislation has been substantially approved. Deferred tax assets and liabilities are measured to reflect the tax implication that would arise from the way in which the Company expects, at the end of each reporting period, to recover or settle the carrying amount of these assets and liabilities.

g.3)	Current and deferred income tax and social contribution

Current and deferred income tax and social contribution are recognized in profit or loss as expenses or income, except when they correspond to items recognized in ‘Other comprehensive income’, or directly in equity, in which case current and deferred taxes are also recognized in ‘Other comprehensive income’ or directly in equity, respectively.

h) Judicial deposits

Judicial deposits are initially recorded at the amount deposited in a financial institution as determined by a court, plus income earned (managed basic rate (TR) + interest from 3% to 6.0% p.a.) up to the balance sheet date, which are recognized as finance income.

i) Property, plant and equipment and intangible assets (except public asset use)

Property, plant and equipment items are stated at acquisition or construction cost, including unapportioned expenses on payroll and related taxes, social and environmental costs, insurance premium amortization and interest on borrowings, all directly related to the construction of Jirau hydroelectric power plant, less depreciation and impairment losses, when applicable.

Once a year or in the event of occurrence of any fact that requires analysis, the Company verifies the carrying amounts of its tangible and intangible assets to determine if there are any indications that these assets might be impaired. If there is such an indication, the recoverable amount of the asset is estimated and the carrying amount of tangible and intangible assets is written down so as to reflect the estimated recoverable amount. The recoverable amount of an asset is the higher of the fair value less costs to sell or the value in use. Impairment losses, if any, are immediately recognized in profit or loss. The Company did not recognize any impairment loss in 2014 or prior periods.

i.1)	Depreciation

Depreciation is calculated on a straight-line basis based on the annual rates determined by Aneel – which are adopted by companies operating in the Brazilian power sector and represent the estimated useful life of the assets – limited to the plant concession or authorization term, when applicable, based on the book balances recorded in the measurement units comprising these projects. The average annual depreciation rates of the Company’s assets are stated in Note 12 – Property, plant and equipment.

During the mixed plant implementation and operation stage (since the power generation units started to operate over various months), such proportional method is applied to the installed power of each generation unit in operation. The Company’s management understands that such method is the method that best reflects the relation between depreciation expenses and the use of assets.

i.2)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets that take substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of such assets through the date they are ready for their intended use or sale.

Income on investments earned on the short-term investment of funds of specific borrowings not yet spent on the qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are recognized in profit or loss for the period in which they are incurred.

j) Key sources of estimation uncertainty

The preparation of financial statements requires Company’s management to adopt estimates to account for certain transactions that affect its assets, liabilities, income and expenses, and the disclosure of information on its financial statements.

To make these estimates, Management used the best information available on the balance sheet date, as well as past and/or current events, also considering assumptions on future events.

Therefore, the financial statements include estimates mainly related to: (i) useful life of property, plant and equipment, which is based on studies made by Aneel; (ii) provisions for tax, civil and labor risks; (iii) definition of discount rates used to calculate the present value of assets and liabilities; (iv) determination of the impairment of assets; (v) recovery of deferred taxes and (vi) estimated amounts relating to the provision for environmental costs relating to the compensatory measures described in the Implementation and Operating License issued by the Brazilian Environmental and Renewable Natural Resources Institute (IBAMA).

Accounting estimates and judgments are continuously assessed and are based on past experience and other factors, including expected future events, that are deemed reasonable in the circumstances.

k) Public asset use (“UBP”)

The subsidiary accounted for the UBP in assets and liabilities at present value on the execution date of the concession arrangement of UHE Jirau (August 13, 2008), which determined that the subsidiary should pay as UBP during the entire concession period the annual original amount on the contract date of R$7,873.

The UBP payments is annually adjusted by ANEEL and based on the Extended National Consumer Price Index (IPCA) issued by the Brazilian Institute of Geography and Statistics (IBGE).

After initial recording, the UBP balances are monthly adjusted based on the rate that reflects the weighted average cost of capital of the Jirau Project upon the acquisition of concession.

Upon startup of activities, the UBP installments in the amount of R$892 (beginning August 2013 up to July 2014) and R$950 (beginning August 2014 up to July 2015) also started to be paid monthly. Accordingly, financial charges on the UBP liability will no longer be capitalized but the capitalized balance will rather be amortized. The adjustment of the related liability at present value is recognized as finance costs.

l) Sector charges

Sector charges are accounted for as costs on the accrual basis.

m)    Technological Research & Development (R&D) Program

Under Law 9991, of July 24, 2000, article 24 of Law 10438, of April 26, 2002, and article 12 of Law 10848, of March 15, 2004, the companies authorized to independently produce power, among others, must annually invest the percentage rate of 1% of their net operating revenue in the Technological Research & Development Program of the Power Sector (R&D Program), based on the regulations established by ANEEL.

n) Financial compensation for the use of water resources

The financial compensation, introduced by article 20, § 1 of the 1988 Federal Constitution, and regulated by Law 7990/1989, corresponds to the indemnity payable to the Brazilian states, the Distrito Federal and the municipalities, as well as direct federal administration bodies, in consideration for the exploration of water resources for power generation purposes. ANEEL Resolution 67, of February 22, 2001 determines that the amount to be monthly paid must correspond to 6.75% of the power produced in the month multiplied by the Adjusted Reference Rate (TAR), set by ANEEL, to be paid by the power concessionaires to the states, the Distrito Federal and the municipalities where power production facilities are located, or whose areas were taken by the water of the respective reservoirs, and direct federal administration bodies. This compensation is accounted for as costs in profit or loss for the year.

o) Provision for environmental costs

The subsidiary accounted for at present value the costs on environmental programs. The amounts were recorded in intangible assets (those arising from the operating stage) and in property, plant and equipment (those arising from the implementation stage) and their balancing items are recorded in liabilities. The programs comprise compensatory measures arising from the implementation and operation of Jirau hydroelectric power plant in Madeira river, in the State of Rondônia, City of Porto Velho. Installation and operating licenses were issued by the Brazilian Environmental and Renewable Natural Resources Institute (IBAMA).

The nominal amounts of the subsidiary’s future environmental costs were discounted to present value based on the subsidiary’s weighted average cost of capital. The costs on the programs were projected based on agreements contracted and estimated.

Upon startup of activities, the adjustment to the provision for environmental costs is recognized in liabilities, based on the rate used to calculate present value adopted to account for the provision.

p) Suppliers

Suppliers comprise amounts payable based on invoices received and percentage-of completion of construction work, or based on estimates, in the lack of a relevant documentation.

q) Provision for contingencies

Provisions are recognized considering the opinion of in-house, outside legal counsel and the Company’s management assessment that there is a present obligation (legal or constructive) as a result of a past event, it is probable (more likely than not) there will be an outflow of resources that embodies economic benefits to settle the referred obligation. And a reliable estimate of the amount to settle obligation can be made.

r) Borrowings and financing

Borrowings and financing are initially recognized at fair value, less borrowings costs, and are subsequently measured at amortized cost using the effective interest method.

s) Discount to present value

The assets and liabilities arising on long-term transactions are discounted to present value based on market interest rates prevailing on the transaction date.

t) Profit or loss

The amount of consolidated profit or loss is basically represented by operating income, costs and expenses, administrative costs and finance income and finance costs not directly attributable to the construction of Jirau hydroelectric power plant. Such amounts are accounted for on accrual basis.

t.1.)	Revenue, costs and expenses

Revenue comprises the fair value of the consideration received or receivable for the sale of power in the normal course of the Company’s activities. Revenue is stated net of taxes, returns, rebates and discounts.

Power sales revenue is recognized when (i) it is probable that the economic benefits associated with the transactions will flow to the subsidiary; (ii) the revenue amount can be reliably measured; (iii) the risks and rewards from the sale were transferred to the buyer; (iv) the costs incurred or to be incurred related to the transaction can be reliably measured; and (v) the subsidiary no longer holds the control over and responsibility for the power sold.

The accounting made by the Company follows the accrual basis.

Costs are basically comprised of: provision for energy contingencies (liability exclusion and Provision for transmission system use fee (EUST)), power grid charges, depreciation and amortization, personnel costs, public asset use (UBP) and other operating costs.

u) Statements of cash flows

The Company classifies in the statements of cash flows the interest paid as financing activities since it understands that the interest paid corresponds to borrowing costs.

4.	CASH AND CASH EQUIVALENTS

	12/31/2014	12/31/2013
		(unaudited)

Cash and banks	492	3.563
Short-term investments	73.809	865

Total	74.301	4.428

Short-term investments are made with prime financial institutions, based on the risk rating assigned by the main risk rating agencies. Short-term investments are highly liquid, subject to floating rates and yield interest based on a percentage of the interbank deposit (CDI) rate set upon contracting. Short-term investments yield interest between 99% and 101.5% of the CDI as of December 31, 2014 (99% to 101% of the CDI as of December 31, 2013).

Additionally, cash and cash equivalents are held to meet short-term cash requirements rather than for investment or other purposes.

5.	MARKETABLE SECURITIES

	12/31/2014	12/31/2013
		(unaudited)
Investments in repurchase agreements	10.612	-

Marketable securities – reserve account include transactions related to the agreement entered into with BNDES relating to the reserve account of the debt service and guarantee account. Investments are made in federal bonds yielding interest of 94% of the CDI.

6.	ACCOUNTS RECEIVABLE

Accounts receivable are initially recorded at the sales amount and subsequently at amortized cost, less the allowance for doubtful debts, when applicable. Such allowance is currently recognized based on the apportionment of default in the power sector. Such apportionment is made on a monthly basis between the agents with credit balance in the month, on the amount of the surplus financial settlement or exposure at the Power Commercialization Chamber (CCEE).

Pursuant to regulated environment electricity sale agreements (CCEARs), revenues are monthly billed based on the contracted power output (in MWh) at the contracted sales price (price annually adjusted for inflation on the anniversary date of each distribution company). Revenues are monthly billed through the issuance of the invoice.

	12/31/2014	12/31/2013
		(unaudited)

Energy sale - ACR – distribution companies	82.807	93.237
Energy sale - ACL – related parties	44.868	-
Energy test sale - CCEE	24.376	-
Allowance for doubtful debts	(924)	(6.173)

Total	151.127	87.064

Changes in the allowance for doubtful debts are as follows:

	12/31/2014	12/31/2013
		(unaudited)
Opening balance	(6.173)	-
Bad debt expense	(924)	(6.173)
Reversal	6.173	-

Closing balance	(924)	(6.173)

7.	RECOVERABLE TAXES

Current

	12/31/2014	12/31/2013
		(unaudited)

Tax on revenue (COFINS)	188.658	127.065
Tax on revenue (PIS)	40.957	27.587
Withholding income tax (IRRF)	4.065	16.173

Service tax (ISSQN)	-	2.696
Social security tax (INSS)	-	53
State VAT (ICMS)	-	18
Other	6	5

Total	233.686	173.597

Noncurrent

	12/31/2014	12/31/2013
		(unaudited)
		[1][2]

Tax on revenue (PIS)	98.887	106.256
Tax on revenue (COFINS)	453.337	489.422

Total	552.224	595.678

IRRF amounts refer to withholding taxes upon the redemption of short-term investments and are offset against federal taxes.

3Recoverable PIS and COFINS balances are generated upon the acquisition of services and property, plant and equipment items (mainly civil construction-related), for the implementation of the power plant. Since new turbines will start operations within the next twelve months, such fact will increase the subsidiary’s revenues and give rise to the subsequent offset of such taxes. In December 2014 the subsidiary, through the delivery of EFD Contribuições (public system of digital taxation control) obtained the approval of the Brazilian Federal Revenue Service (RFB) of the tax credit amounts recorded in the balance sheet. Consequently, such fact has consummated its right to offset such amounts against any federal taxes, thus offsetting the provisions for PIS and COFINS, as well as other withholding taxes beginning December 2014.

Changes in the period are as follows:

		Addition	Transfer
	12/31/2013	credits generated	short term	Offsets	12/31/2014
	(unaudited)
Current
PIS	27.587	-	40.957	(27.587)	40.957
COFINS	127.065	-	188.658	(127.065)	188.658

Total	154.652	-	229.615	(154.652)	229.615

Noncurrent
PIS	106.256	33.588	(40.957)	-	98.887
COFINS	489.422	152.573	(188.658)	-	453.337

Total	595.678	186.161	(229.615)	-	552.224

Total	750.330	186.161	-	(154.652)	781.839

Such offset, started in December 2014, was directly made through the recognition of amounts approved by the tax authorities; therefore, it was not reclassified to short term. The current amount currently represent the amounts offset in the period, as well as the recognition of the comparative offset against the projected revenue for 2015.

8.	DEFERRED TAXES

a)	The subsidiary’s deferred taxes are broken down as follows:

Nature		12/31/2014	12/31/2013	12/31/2012
			(unaudited)	(unaudited)

	i. Tax loss carryforwards	46.289	73.774	-

	ii. Deferred – preoperating expenses	81.621	102.832	105.300

	iii. Provision for contingencies *	2.083.057	158.599	1.370

	Total	2.210.967	335.205	106.670

	Combined income tax and social contribution rate	0	0	0

	Total	751.729	113.970	36.268

(*) See Note 21 for further details.

The subsidiary estimates the utilization of the deferred tax asset based on projected future revenue. Accordingly, the variance between years is due to factors that are inherent in the subsidiary’s operation and, in 2016 and 2017 taxable profits are expected to decrease, due to some aspects, such as: i) full recognition in profit or loss of depreciation expenses, based on the activity startup schedule; ii) full recognition in profit or loss of financing charge expenses, based on the activity startup schedule; and iii) change in the revenue mix with higher share of the ACR, under the regulated contractual environment.

b)	Reconciliation of tax expenses with statutory tax rates:

	12/31/2014	12/31/2013	12/31/2012
		(unaudited)	(unaudited)

Pretax income	(1.812.422)	(228.430)	(35.357)
Statutory rate	34%	34%	34%

Taxes at statutory rates	(616.223)	77.667	12.021

Permanent differences	528	100	24

Income tax and social contribution in profit or loss for the year	(615.695)	(77.767)	12.045

Breakdown of taxes in profit or loss:
Current	(22.064)	-	(54)

Deferred	637.759	77.767	12.099

Statutory tax rate	34%	34%	34%

9.	OTHER CURRENT ASSETS

Other assets are broken down as follows:

	12/31/2014	12/31/2013
		(unaudited)

Master Control GSC (*)	16.652	-
R&D projects	5.193	1.355
Advances to suppliers	3.806	7.922
Disposal of assets and rights	486	-
Advances of travel expenses	416	11
Salary prepayment - vacation	250	99
Power concessionaires	-	852

Total	26.803	10.239

(*)	The amount relating to the Master control GSC of R$16,652, corresponds to the amount receivable from ANEEL relating to the costs on the implementation of the Generation Station Coordinator (GSC) at the generation unit of Jirau’s power plant. The GSC is a system designed to control the generation volume of Jirau and Santo Antônio hydroelectric power plants.

10.	JUDICIAL DEPOSITS

As of December 31, 2014, judicial deposits total R$37,767 (R$34,312 as of December 31, 2013). Below is the nature of the balance of judicial deposits:

	12/31/2014	12/31/2013
		(unaudited)

Tax	23.495	21.984
Civil	11.827	12.328
Labor	2.445	-

Total	37.767	34.312

Refer to amounts related to ongoing lawsuits at judicial level. Of the amount recorded as of December 31, 2014, R$202 (R$535 as of December 31, 2013) is directly related to the provisions for labor risks whose loss is probable, as shown in Note 20.

11.	PREPAID EXPENSES

11.1.	Insurance

	12/31/2014
Risk	Premium amount	Amount amortized	Balance to be amortized	Balance payable

Civil liability (a)	1.067	326	741	-
Engineering (b)	90.054	83.411	6.643	869
Compliance with the concession arrangement (c)	16.427	12.401	4.026	-
Property damages upon equipment transportation (d)	42	17	25	-
Delivery of power acquired in auction (A-3) (e)	951	893	58	-

	108.541	97.048	11.493	869

Insurance endorsement - Risk: engineering, operating and loss of profits			36.000	-
Warranty insurance			413	-
Operating permit fee			314	-

Total			48.220	869

Current			9.993	869
Noncurrent			38.227	-

Total			48.220	869

	12/31/2013 (unaudited)
Risk	Premium amount	Amount amortized	Balance to be amortized	Balance payable
Civil liability (a)	862	789	73	-
Engineering (b)	90.054	69.231	20.824	5.150
Compliance with the concession arrangement (c)	16.427	10.470	5.957	-
Property damages upon equipment transportation (d)	869	869	-	-
Delay in the beginning of operation	1.095	1.095	-	-
Delivery of power acquired in auction (A-3) (e)	951	602	348	-

	110.258	83.056	27.202	5.150

Current			16.475	5.150
Noncurrent			10.727	-

Total			27.202	5.150

The subsidiary takes all insurance necessary to comply with the legislation, contractual financing obligations and concession-related obligations, by transferring to insurance companies the risks below related to the plant’s construction and operation project:

(a)	General civil liability – works and operation

This insurance covers the damages caused to third parties, general civil liability related to the plant’s construction work and operation. It aims at indemnifying the insured in connection with any sums for which it is legally responsible for paying in relation to death, bodily injury, interference, transgression or disturbance, during the effective period of or relating to the Project/Business. This insurance is effective through March 20, 2016.

(b)	Engineering, operating and business discontinuance risks

Covers property damages arising from accidents in facilities and assembling activities, manufacturer’s risk, business discontinuance, extensive maintenance and loss of expected result due to shut down for replacement or repair of assets. The amounts at risk (VR) and respective maximum indemnity limits (LMIs) were determined as follows:

Type of insurance	Amount at risk	Indemnity limit	Insurance policy term

Installation and assembly risk	13.823.538	800.000	2/13/2009 to 3/19/2016
Operational risks + one year of extensive maintenance	13.823.538	1.000.000	8/22/2013 to 3/19/2017
Business discontinuance risk	2.454.493	1.000.000	8/22/2013 to 3/19/2016

(c)	Risk of compliance with the concession arrangement

The subsidiary took insurance to guarantee compliance with the concession arrangement. This insurance is effective through January 30, 2017.

(d)	International transportation risk (import)

This insurance was taken by the subsidiary for property damages occurred during the transportation of imported equipment, including the substation coming from Korea and the generation units (turbines) coming from China. There is also a projection to cover any delay in the startup of activities, arising from a damage or loss caused to any cargo, only for the six first generation units (turbines). This insurance is effective through June 30, 2015.

(e)	Risk of delivery of power acquired in auction (A-3)

The subsidiary took insurance for performance guarantee on the delivery of power (additional coverage) from the auction (A-3). This insurance is effective through March 14, 2015.

12.	PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2014, the subsidiary owns 20 generation units in operation, as shown below:

Sequence	Generation Unit	ANEEL Order	Startup of activities

1ª	29	3.087	09/06/2013
2ª	40	349	02/12/2014
3ª	30	374	02/19/2014
4ª	01	410	02/22/2014
5ª	02	514	03/08/2014
6ª	39	514	03/08/2014
7ª	31	1.271	04/24/2014
8ª	03	1.310	04/26/2014
9ª	04	1.737	06/03/2014
10ª	32	2.412	07/10/2014
11ª	05	2.861	07/29/2014
12ª	38	3.618	09/04/2014
13ª	07	3.772	09/18/2014
14ª	06	4.092	10/09/2014
15ª	33	4.213	10/23/2014
16ª	08	4.260	10/30/2014
17ª	34	4.335	11/06/2014
18ª	37	4.549	11/25/2014
19ª	36	4.720	12/06/2014
20ª	35	4.849	12/18/2014

a)	Breakdown

	12.31.2014
In service	Adjusted cost	Accumulated depreciation	Net value

Generation
Reservoir, dams and water mains	1.415.662	(25.732)	1.389.930
Buildings - constructions and improvements	2.038.397	(37.088)	2.001.309
Machinery and equipment	2.206.545	(42.928)	2.163.617
Furniture and fixtures	892	(20)	872
Vehicles	356	(12)	344
Environmental costs	143.922	(9.276)	134.646

Connection system
Machinery and equipment	284.088	(9.818)	274.270
Buildings - constructions and improvements	2.228	(119)	2.109

Management
Machinery and equipment	527	(93)	434
Vehicles	683	(304)	379
Buildings - constructions and improvements	14	-	14
Furniture and fixtures	4	-	4

	6.093.318	(125.390)	5.967.928

In progress

Land	106.752	-	106.752
Reservoirs, dams and water mains	1.947.119	-	1.947.119
Machinery and equipment	2.750.435	-	2.750.435
Environmental costs	21.918		21.918
Furniture and fixtures - Equipment in general	1.218	-	1.218
Advances to suppliers	1.000.629	-	1.000.629
Other construction costs	2.763.861	-	2.763.861
Construction works	4.469.801	-	4.469.801
Other property, plant and equipment	165.009	-	165.009
Property, plant and equipment to allocate	549.236	-	549.236
Subtotal	13.775.978	-	13.775.978

Total PP&E	19.869.296	(125.390)	19.743.906

	12.31.2013 (unaudited)
In service	Adjusted cost	Accumulated depreciation	Net value

Generation
Reservoir, dams and water mains	77.436	(860)	76.576
Buildings - constructions and improvements	125.452	(1.393)	124.059
Machinery and equipment	80.396	(964)	79.432
Environmental costs	210.554	-	210.554

Connection system
Machinery and equipment	139.094	(1.553)	137.541
Buildings - constructions and improvements	2.228	(30)	2.198

Management
Machinery and equipment	256	(24)	232
Vehicles	682	(205)	477

	636.098	(5.029)	631.069

In progress
Land	106.540	-	106.540
Reservoirs, dams and water mains	2.585.156	-	2.585.156
Machinery and equipment	4.221.683	-	4.221.683
Furniture and fixtures - Equipment in general	505	-	505
Advances to suppliers	918.144	-	918.144
Other construction costs	2.189.264	-	2.189.264
Construction works	5.851.214	-	5.851.214
Other property, plant and equipment	275.472	-	275.472
Property, plant and equipment to allocate	426.047	-	426.047

Subtotal	16.574.025	-	16.574.025

Total PP&E	17.210.123	(5.029)	17.205.094

Capitalization of interest to property, plant and equipment amounts to R$2,604,182 as of December 31, 2014 ((R$2,015,722 as of December 31, 2013 (unaudited)).

b)	The table below shows the changes in property, plant and equipment from January 1 to December 31, 2014:

	Reservoir, dams and water mains	Buildings - constructions and improvements	Machinery and equipment	Vehicles	Furniture and fixtures	Environmental costs		Construction in progress	Total

Balance as of December 31, 2013	76.576	126.257	217.205	477	-	210.554		16.574.025	17.205.094
Inflows	-	14	5.051	356	896	-		2.710.166	2.716.483
Transfers	1.338.227	1.912.946	2.272.961	-	-	-		(5.524.134)	-
Write-offs	-	-	(6.598)	-	-	(66.632	)*	-	(73.230)
Inflation adjustment	-	-	-	-	-	-		15.921	15.921
Depreciation	(24.873)	(35.785)	(50.298)	(110)	(20)	(9.276)		-	(120.362)

Balance as of December 31, 2014	1.389.930	2.003.432	2.438.321	723	876	134.646		13.775.978	19.743.906

(*)	The amount derives from the installation license (L.I.) relating to provisions for environmental costs on environmental licenses and plant operating licenses. The provisions for environmental costs were adjusted based on the annual amounts of environmental programs, from 2015 to 2043. The table below shows the changes in property, plant and equipment from January 1 to December 31, 2013 (unaudited):

	Reservoir, dams and water mains	Buildings - constructions and improvements	Machinery and equipment	Vehicles	Environmental costs	Construction in progress	Total

Balance as of December 31, 2012	-	-	-	-	-	13.511.435	13.511.435
Inflows	-	-	382	-	210.554	3.487.752	3.698.688
Transfers	77.436	127.680	219.364	682	-	(425.162)	-
Write-offs	-	-	-	-	-	-	-
Depreciation	(860)	(1.423)	(2.541)	(205)	-	-	(5.029)

Balance as of December 31, 2013	76.576	126.257	217.205	477	210.554	16.574.025	17.205.094

d)	Depreciation rates and estimated useful life

	Depreciation used by the Company		Depreciation according to ANEEL
	Depreciation (% p.a.)	Useful life average (years)	Depreciation (% p.a.)	Useful life average (years)

Reservoir, dams and water mains	3,45	29	2,00	50
Buildings - constructions and improvements	3,45	29	3,33	30
Machinery and equipment (other)	3,57	28	3,57	28
Furniture and fixtures	6,25	16	6,25	16
Vehicles	14,29	7	14,29	7

13.	INTANGIBLE ASSETS

The subsidiary conducted a detailed analysis of the costs and terms of the programs relating to the implementation stage, as well as those arising from the operating license that will be effective through the end of the concession term, that is, during the operating stage. The costs on the implementation stage relating to the decommissioning and PRAD (damaged area recovery program) were also calculated.

Changes in intangible assets from January 1 to December 31, 2014 are as follows:

	UBP	Software	Operating license		Total

Balance as of December 31, 2013	117.151	3.027	245.756		365.934
Additions	-	2.188	215.545	(*)	217.733
Inflation adjustment	-	-	20.493		20.493
Amortization	(6.274)	(692)	(2.356)		(9.322)

Balance as of December 31, 2014	110.877	4.523	479.438		594.838

(*)	The inflows in the operating license (L.O.) refer to provision for environmental costs and plant’s operating licenses. The provision for environmental costs was adjusted based on the annual amounts of the environmental programs, from 2015 to 2043.

Changes in intangible assets from January 1 to December 31, 2013 are as follows:

	(unaudited)
	UBP	Software	Operating license	Total

Balance as of December 31, 2012	113.310	879	-	114.189
Additions	-	2.546	245.756	248.302
Inflation adjustment	5.624	-	-	5.624
Amortization	(1.783)	(398)	-	(2.181)

Balance as of December 31, 2013	117.151	3.027	245.756	365.934

a)	Amortization rates and estimated useful life

	Amortization used by the Company		Amortization according to ANEEL
	Amortization (% p.a.)	Useful life average (years)	Amortization (% p.a.)	Useful life average (years)

Software	20%	5	20%	5

The UBP and operating license are amortized based on the percentage number of machinery that started to work in the period.

14.	TAXES PAYABLE

	12/31/2014	12/31/2013

		(unaudited)

Social charges (Social contribution and INSS)	13.804	21.066
ISSQN (Tax assessment)	14.941	-

Current IRPJ and CSLL	3.435	-
ISSQN	2.547	6.128
CSLL/PIS/COFINS	1.923	515
IRRF PF/PJ	1.743	1.082
ICMS	137	189
PIS	-	227
COFINS	-	1.046

Total	38.530	30.253

15.	RELATED PARTIES TRANSACTIONS

15.1.	GDF Suez Group

Energia Sustentável do Brasil S.A. is a party to two agreements entered into with Leme Engenharia Ltda., a GDF Suez Group company:

•	The purpose of the first agreement is the: (a) preparation of the basic project of UHE Jirau and its consolidated basic project; (b) technical advisory services to assist the subsidiary with the preparation of asset supply and service provision agreements entered into with UHE Jirau; and (c) engineering and technical advisory services for the implementation of UHE Jirau. The total contractual amount, including the related addenda, is R$290,819 (R$260,552 as of December 31, 2013). The relevant contractual amounts are annually adjusted based on the IPCA. Of the total adjusted contractual amount, R$302,870 was realized through December 2014 (R$250,133 up to the end of 2013). As of December 31, 2014, the remaining adjusted contractual amount with Leme Engenharia is R$6,417 (R$61,363 as of December 31, 2013). The contractor’s engineering activities will be performed during the construction works, until their completion; and

•	The purpose of the second agreement is the management and inspection of the works relating to the UHE Jirau’s transmission system. The total contractual amount, including the related addenda, is R$10,768 (R$10,768 as of December 31, 2013). The relevant contractual amounts are annually adjusted based on the general market price index (IGPM). Of the total adjusted contractual amount, R$11,275 (R$11,180 as of December 31, 2013) was realized through December 2014 2014, there is no unrealized contractual balance (R$145 as of December 31, 2013).

The subsidiary is also a party to an agreement entered into with Tractebel Engineering, under the name of Coyne Et Belier. The purpose of the agreement is the provision of consulting services for control and monitoring of manufacturing and delivery of turbines. The total contractual amount, including the related addenda, is €9,838 (€8,475 as of December 31, 2013*). Of such amount, €9,465*, corresponding to R$25,916 was realized through December 31, 2014 (€8,049 corresponding to R$20,436 through the end of 2013*). As of December 31, 2014, there was remaining balance in the agreement (€66, corresponding to R$213 as of December 31, 2013*).

The balances relating to the abovementioned related parties, which were already realized and pending payment, are accounted for as suppliers, which totals the amount of R$5,220 as of December 31, 2014 (R$4,621 as of December 31, 2013*).

* unaudited information

15.2.	Accounts receivable with related parties:

In 2014 the subsidiary conducted power sale transactions with the Company’s related parties (Note 6).

	12/31/2014	12/31/2013
		(unaudited)
Geramamoré Participações e Comercializadora de Energia Ltda. (GDF Suez group company)	26.920	-
Companhia Hidro Elétrica do São Francisco - Chesf	8.974	-
Eletrosul Centrais Elétricas S.A.	8.974	-

	44.868	-

15.3.	Revenue from related parties

In 2014 the subsidiary conducted the following power sale transactions with the Company’s related parties (Note 25). There were no such transactions in 2013 and 2012 (unaudited).

12/31/2014

Geramamoré Participações e Comercializadora de Energia Ltda. (GDF Suez group company)	89.712
Companhia Hidro Elétrica do São Francisco - Chesf	30.301
Eletrosul Centrais Elétricas S.A	29.904

149.917

15.4.	Sales to related parties of Eletrobras Group

As mentioned in Note 12.1, 70% o of the guaranteed energy of UHE Jirau is sold in the Regulated Contracting Environment (ACR), at the adjusted price of R$98.85 per MWh. Part of such sale was made to the subsidiaries of Eletrobras Group, an economic group that controls the shareholders Chesf and Eletrosul. The volumes sold to Eletrobras Group subsidiaries in 2014 were as follows:

Eletrobrás Group subsidiary	Power sold (in average MW)

Companhia Energética de Alagoas - Ceal	8,44 MW
Companhia Energética do Piauí - Cepisa	16,88 MW
Centrais Elétricas de Rondônia S.A. - Ceron	59,50 MW
Companhia de Eletricidade do Acre - Eletroacre	17,72 MW
Manaus Energia S.A.	88,88 MW

Total	191,42 MW

16.	MANAGEMENT COMPENSATION

Below are the costs of compensation and benefits:

	12/31/2014	12/31/2013	12/31/2012
		(unaudited)	(unaudited)
Profit or loss
Compensation	10.718	8.977	9.171
Benefits	752	636	379

Total profit or loss	11.470	9.613	9.550

		Consolidated
		12/31/2014	12/31/2013	12/31/2012
			(unaudited)	(unaudited)
Property, plant and equipment – Accumulated amounts
Compensation		19.408	16.265	9.887
Benefits		1.255	1.028	558

Total PP&E		20.663	17.293	10.445

Management compensation included in property, plant and equipment in 2014 corresponds to R$3,370 (R$6,848 as of December 31, 2013*).

*	unaudited information

17.	FINANCING

	Currency	Annual charges	Maturity date
				12/31/2014	12/31/2013
					(unaudited)

BNDES	R$	TJLP+2.25%	January/2035	5.679.389	5.125.265
Banco do Brasil	R$	TJLP+2.65%	January/2035	1.615.306	1.447.197
Caixa Econômica Federal	R$	TJLP+2.65%	January/2035	1.615.306	1.447.202
Bradesco BBI	R$	TJLP+2.65%	January/2035	1.163.029	1.041.903
Itaú BBA	R$	TJLP+2.65%	January/2035	1.090.329	975.490
Banco do Nordeste do Brasil	R$	TJLP+2.65%	January/2035	244.323	232.367

Subtotal				11.407.682	10.269.424
(-) Borrowing costs				(82.933)	(72.317)

Total borrowings and financing				11.324.749	10.197.107

Current portion				308.607	297.139
Noncurrent portion				11.016.142	9.899.968

On June 29, 2009, the subsidiary entered into a financing agreement with the National Bank for Economic and Social Development (BNDES), in the amount of R$7,220,000.

On September 14, 2012, the subsidiary entered into the supplementary credit agreement to support investments for the expansion of UHE Jirau, in the amount of R$2,325,000, totaling R$9,545,000 as financing.

The financing is divided in two tranches:

(a)	Direct financing with BNDES, in the amount of R$4,797,500; and

(b)	Financing as onlending, through a pool of banks, comprised of Banco do Brasil, Caixa Econômica Federal, Banco do Nordeste do Brasil, Bradesco and Itaú BBA, in the amount of R$ 4,747,500.

Collaterals offered are:

(a)	Pledge of subsidiary’s shares: the controlling shareholder carries out a first-priority pledge of all shares of Energia Sustentável do Brasil S.A., both current and future, as well as its rights, on behalf of lenders;

(b)	Collateral assignment of rights arising from the concession and receivables: the Company itself assigns these rights on behalf of lenders;

(c)	Pledge of dividends and interest on capital: the indirect shareholder GDF Suez Energy Latin America Participações Ltda., pledges on, second-priority basis, the total dividends and interest on capital, both current and future, arising from its equity interest in Tractebel Energia S.A. Such collateral will expire upon full settlement of the financing;

(d)	Collateral assignment of project agreements and performance bonds: the subsidiary itself assigns material project agreements of Jirau hydroelectric power plant, as well as related performance bonds, to lenders. It enables assuming the construction work of UHE Jirau in case of default by the subsidiary and

(e)	Collateral assignment of rights arising from the support agreement and supporting deficit account: the Company assigns the receivables arising from its ownership arising from the shareholders’ support agreement. This agreement determines that the Company’s shareholders shall contribute to such company, upon subscription and payment of capital, funds in the case of occurrence of events that may give rise to fund insufficiency for implementation of Jirau Project.

The indirect shareholders GDF Suez Energy Latin America Participações Ltda., Companhia Hidro Elétrica do São Francisco (Chesf), Eletrosul Centrais Elétricas S.A.(Eletrosul) and Mizha Energia Participações S.A. (Mitsui group) are held liable, until the end of settlement of the obligations to lenders, proportionally to their equity interests, for the full performance thereof.

The financing agreement also determine that, if the subsidiary fails to sell its power intended to the Free Contracting Environment, the Company’s shareholders would acquire such power proportionally to their equity interests in the Company’s capital at a given price agreed upon among the parties, which fact was consummated; the power sale agreements (intended to the ACL) entered into indirect shareholders GDF Suez (through Geramamoré Participações e Comercializadora de Energia Ltda.), Eletrosul and Chesf are effective. The other shareholder Mizha Energia Participações S.A. (Mitsui group) did not enter into any power purchase agreement (intended to the ACL), and its portion was allocated to GDF Suez.

Pursuant to the abovementioned agreement, the subsidiary must maintain a capitalization ratio (equity/total assets) equal to or above 20% up to December 31, 2016 and equal to or above 25% in the subsequent period. As of December 31, 2014, the subsidiary has a capitalization ratio (equity/total assets) of 32% (38% as of December 31, 2013 (unaudited)).

During the financing repayment period, the subsidiary must maintain the debt service coverage ratio (ICSD) of at least 1.2, pursuant to clause 15 of the aforementioned agreement. Such ratio is calculated based on the Ebitda/debt service ratio (repayment of principal + interest payment), based on information reported in the financial statements audited by firms registered with the Brazilian Securities and Exchange Commission (CVM), on annual basis.

As of December 30, 2014, the subsidiary obtained from the National Bank for Economic and Social Development (BNDES) and other onlending banks the waiver not to meet the ICSD in 2014.

The changes in financing from January 1 to December 31, 2014 were as follows:

	Current	Noncurrent	Total

Balance as of December 31, 2013	297.139	9.899.968	10.197.107
Inflows	-	700.000	700.000
Transfers	330.976	(330.976)	-
Payment (interest)	(243.433)	-	(243.433)
Payment (principal)	(71.457)	-	(71.457)
Interest in profit or loss	-	164.688	164.688
Capitalized interest	-	588.460	588.460
Commissions	(4.618)	(5.998)	(10.616)

Balance as of December 31, 2014	308.607	11.016.142	11.324.749

Below is the financing repayment schedule as of December 31, 2014, gross of borrowing costs:

2015	570.406
2016	570.406
2017	570.406
2018	570.406
2019	570.406
2020	570.406
2021-2035	7.985.246

Total	11.407.682

18.	PUBLIC ASSET USE PAYABLE

Upon startup of operation of the first generation unit, the subsidiary is required to reimburse the federal government for the use of the public asset in the annual amount of R$10,757 (as of August 2014), paid in 12 monthly installments of R$896, annually adjusted in August based on the IPCA fluctuation (inflation). The costs on the use of the public assets will be due up to the end of the concession arrangement of UHE Jirau, on August 12, 2043.

Financial charges on the UBP liability will no longer be capitalized but the capitalized balance will rather be amortized. The adjustment at present value of the related liability is recognized as finance costs.

The changes in the public asset use balance from January 1 to December 31, 2014 were as follows:

	Current	Noncurrent	Total

Balance as of December 31, 2013	10.699	104.669	115.368
Inflation adjustment	-	15.994	15.994
Transfers	10.989	(10.989)	-
Repayment of principal	(10.931)	-	(10.931)

Balance as of December 31, 2014	10.757	109.674	120.431

The changes in the public asset use balance from January 1 to December 31, 2013 (unaudited) were as follows:

	(unaudited)
	Current	Noncurrent	Total

Balance as of December 31, 2012	13.300	100.010	113.310
Inflation adjustment	-	6.487	6.487
Transfers	3.565	(3.565)	-
Adjustment	(2.600)	1.737	(863)
Repayment of principal	(3.566)	-	(3.566)

Balance as of December 31, 2013	10.699	104.669	115.368

19.	PROVISION FOR ENVIRONMENTAL COSTS

In order to satisfy this provision, the subsidiary accounted for at present value the costs on environmental programs; the amounts were recorded in property, plant and equipment (those arising from the implementation stage – Note 12) and in intangible assets (those arising from the operating stage – Note 13) and their balancing items are recorded in liabilities.

The changes in the use of the provision for environmental costs from January 1 to December 31, 2014 were as follows:

	Current	Noncurrent	Total

Balance as of December 31, 2013	105.099	351.210	456.309
Expense charges	-	154.911	154.911
Inflation adjustment	-	37.999	37.999
Transfers	67.601	(67.601)	-
Repayment of principal	(65.297)	-	(65.297)

Balance as of December 31, 2014	107.403	476.519	583.922

20.	PROVISION FOR CONTINGENCIES

Below is the breakdown of the provision for contingencies:

		12/31/2014	12/31/2013
			(unaudited)
Current
Labor		3.721	535

Total current		3.721	535

Noncurrent
Tax - ISSQN - success fee		864	864
Tax - ICMS	20.1	555.355	426.048
Liability exemption	20.2	1.933.330	157.200
Provision for system use fee (EUST)	22.3	138.964	-

Total noncurrent		2.628.513	584.112

Below are the changes in the provision for contingencies from January 1 to December 31, 2014:

	12/31/2014
	Tax	Labor	exemption claim	Provision for EUST	Total

Balance as of December 31, 2013	426.912	535	157.200	-	584.647
Charges to profit and loss	129.307	3.186	1.766.782	134.271	2.033.546
Reversals	-	-	-	-	-
Inflation adjustment	-	-	9.348	4.693	14.041

Balance as of December 31, 2014	556.219	3.721	1.933.330	138.964	2.632.234

20.1.	State VAT (ICMS)

In accordance with Rondônia State Decree 8321/1998, Article 6, as supported by Arrangement 55/93, those operations listed in Attachment I thereto would be exempt from ICMS. Article 74 of such Attachment establishes that the import and interstate receipt of new goods having no similar locally-made counterparts in Rondônia State and intended to be part of a manufacturing unit’s property, plant and equipment are exempt from ICMS.

In accordance with article 74 of Attachment I, the subsidiary claimed the exemption of the ICMS rate differential levied on the purchase of domestic equipment, as well as exemption from ICMS on the purchase of imported pieces of equipment.

On April 26, 2011, Rondônia State issued Decree 15858, which annulled item 74, table 1, of Attachment 1 to Decree 8321/1998 on a retrospective basis, since no ICMS Agreement had been approved at CONFAZ level that might permit the granting of such tax benefit.

However, such decree was fully judged as unconstitutional by the Court of Justice of the State of Rondônia, in a direct unconstitutionality action brought by the Industry Association of the State of Rondônia in April 7, 2014 determining the unconstitutionality of all provisions contained in Decree 15858/2011, consequently recovering the benefit contained in item 74 of table 1 of the appendix 1 to Decree 8321/1998. On October 28, 2014, the last appeal filed by the State of Rondônia was denied, ultimately upholding the decision handed down on April 7, 2014.

Concurrently with the abovementioned lawsuit, and due to the uncertainty caused by the inconsistency of the applicable regulatory standards, on September 27, 2012, the subsidiary filed a declaratory action, with a request for injunction, so as to obtain the confirmation of application of the ICMS exemption benefit set forth in item 74 of table 1 of the Exhibit 1 to Decree 8321/98.

On July 23, 2013, the advanced relief was approved (subsequently ratified on January 8, 2014), so as to suspend the collection of the ICMS-related tax credit calculated in a period prior to April 27, 2011, arising from the annulment of the exemption of property, plant and equipment items without any similar measure in the State, while the injunction granted within the scope of ADI 0009603-94.2012.8.22.0000 remained valid (brought by FIERO).

Notwithstanding the history of favorable decisions in summary cognizance and in the merit with respect to the ADI brought by FIERO, on August 6, 2014, a decision determining the invalidity of the declaratory action brought by the subsidiary was published, based on the allegation that the decree of the executive branch that grants the ICMS exemption cannot be considered as the legal instrument for such granting, since the exemption could only be created through a law and supported by an agreement with CONFAZ.

in light of such decision, the subsidiary filed an appeal, which was fully received with dual effect, alleging, among others, (i) the contradictory behavior of the State and impossibility of the State benefiting from the challenge of an action issued by itself and applied to the case in caption with respect to the subsidiary; and (ii) need to balance the effects of the recognition of unconstitutionality in light of our good faith and the principle of legal security, defending that the decree’s recognized illegality must be effective as from the date it is declared within the legal context. The decision handed down on August 6, 2014 is currently suspended and pending decision with respect to the appeal in caption.

The subsidiary accounts for the ICMS in ‘Provision for tax contingencies’, totaling R$555,355 as of December 31, 2014 (R$426,048 as of December 31, 2013), of which R$360,206 (R$284,741 as of December 31, 2013) relating to the tax rate difference - DIFAL and R$195,147 (R$141,306 as of December 31, 2013) to the ICMS on imports.

20.2.	Liability exemption claim

The provision for liability exclusion contingency, in the amount of R$1,933,930, (R$157,200 as of December 31, 2013 (unaudited)) derives mainly from the precarious nature of the effective injunction, as previously mentioned in Note 12.2. If the injunction is suspended upon the handing down of a decision unfavorable to the subsidiary, CCEE will account for again power purchase and sale transactions in the period and the subsidiary will be required to settle such obligation.

In this case, an additional volume of power under the regulated environment electricity sale agreements (CCEARs) must be delivered. The past months will be accounted for again: the additional amounts of each month will be settled at the spot price, PLD, of the respective month. On the other hand, the new accounting for and additional delivery of volume from the past months will entail a bilateral billing of the amounts to the distribution companies, at the prices of each agreement.

The provision amount was based on (i) monthly power volumes accounted for again at the Electric Power Commercialization Chamber (CCCE), at the difference settlement price (PLD) used in each month and the regulated environment electricity sale agreements (CCEARs), as well as (ii) the amount of settlement of the exposure for the period in question, for which no power purchase was made through a bilateral agreement. No payment of penalties due to exposure as a result of the subsidiary’s consent was considered during the injunction period.

For further information regarding the liabilities exemption claim, please see explanatory note 38.1.

20.3.	Provision for transmission system use fee (EUST)

The provision for operational contingency, in the amount of R$138,964, derives from the accounting for the EUST contracted and not used due to delays in the transmission lines necessary for the delivery of power of UHE Jirau. The accounting for such amounts is suspended as a result of the prevailing injunction, as previously mentioned in Note 20.2. The provision was recognized because management assessement, supported by external legal opinion, is based on the evaluation that is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. As from the date in which such injunction is no longer effective, the National Electric System Operator (ONS) must charge the monthly EUST amounts from the generation units in operation relating to the months contracted and not used, subject to the matching of the EUST payment as from the startup of operations of the LT Porto Velho-Araraquara C.1 Transmission Line (Bipolo I).

20.4.	Lawsuits classified for which no provision recognized

There are 77 lawsuits and administrative proceedings of civil and tax nature (69 as of December 31, 2013 (unaudited)) for which no provisions have been recognized and are estimate to have assessed as possible loss risk, totaling R$201,574 (R$29,091 as of December 31, 2013 (unaudited)). Of this total, R$36 million (R$18 million as of December 31, 2013) is related to administrative proceedings, which also rely on a final decision-making level at the judiciary branch. Additionally, the amount of labor claims total R$15,398 (R$11,087 as of December 31, 2013 (unaudited)). No provisions have been recognized for any of these lawsuits, legal proceedings and claims because management believes, in consultation with the company’s legal counsel, they-do not currently result in a present obligation (Legal on constructive) of the company as a result of past events.

21.    REGULATORY AND SECTOR CHARGES

Description	12/31/2014	12/31/2013
		(unaudited)

EUST – power plant (a)	27.610	-
EUST – construction site (a)	51	-
Use of water resources (CFRH) (b)	4.033	-
ANEEL inspection fee (TFSEE) (c)	15	-

Total	31.709	-

(a)

Refers to the provision for the Transmission System Use Charge (EUST) of the plant and construction site – based on the Transmission System Use Agreement entered into with the National Electric System Operator (ONS) to use the basic grid transmission facilities. Resolution 267/2007 established the methodologies and guidelines for the adoption of fixed tariffs over the first ten years of operation by the plants participating in the power auctions. Resolution 559/2013 determined that, at the end of the first ten years of fixed tariffs, the Transmission System Use Tariff (TUST) will be calculated as the TUST average value projected for the next ten years, including the information on the basic grid expansion date in the ten-year period plan of the current year. The new tariff will be effective for the next ten tariff cycles.

(b)	The Water Resource Use Financial Compensation (CFRH) was enacted by the Federal Constitution of 1988 and refers to a percentage paid by the power generation concessionaires for the use of the water resources. The National Electric Energy Agency (ANEEL) manages the collection and distribution of the resources among the beneficiaries: states, municipalities and federal direct administration bodies.

(c)	The ANEEL Inspection Rate (TFSEE) is the annual rate established by ANEEL (Decree 2410/97) equivalent to 0.4% of the economic benefit accrued by the company in the development of power services and facilities. The TFSE is calculated according to the following formula - TFSEE = 0.4% x PInstx (annual average of installed capacity - in KW and BE (economic benefit (for independent producers, in 2014, was R$470.63/installed KW). The value is divided into twelve installments and paid on a monthly basis through the 15th day of the month subsequent to the National Treasury.

22.	OTHER CURRENT LIABILITIES

Other liabilities are broken down as follows:

	12/31/2014	12/31/2013
		(unaudited)

Research & development	4.313	1.485
Payables – distribution companies	2.154	3.039
Costs on environmental monitoring	1.715	-
Payables	-	1.426
Other	432	689

Total	8.614	6.639

23.	EQUITY

23.1.	Issued capital

The Company is authorized to increase its capital up to the limit of R$12,000,000, as approved by the Board of Directors and regardless of any amendment to the bylaws. The Company’s subscribed capital amounts to R$9,131,711, divided into 9,131,711,000 registered book-entry common shares (7,136,711,000 common shares as of December 31, 2013 (unaudited)), with no par value, and the paid-in capital amounts to R$8,681,711 (R$7,136,711 as of December 31, 2013 (unaudited)), represented by 8,681,711,000 common shares (7,136,711,000 as of December 31, 2013 (unaudited)).

The ESBR Participações S.A.’s equity interest is broken down as follows:

Equity interest (%)

GDF Suez Energy Latin América Participações Ltda.	40,0
Mizha Energia Participações S.A.	20,0
Eletrosul Centrais Elétricas S.A.	20,0
Companhia Hidro Elétrica do São Francisco - Chesf	20,0

Total	100,0

In order to comply with the capitalization ratio, referred to in Note 18, and finance the Jirau hydroelectric plant’s construction work, the Company contributed R$1,545,000 to the subsidiary’s capital from January 1 to December 31, 2014.

23.2.	Shareholders’ commitments

According to the obligations set forth in clause five of the Company’s Shareholders’ Agreement, the shareholders agree, proportionally to their equity interest, to subscribe and pay the capital according to the Capital Contribution Schedule.

In the event any shareholder does not pay the subscribed capital, the other shareholders, after five business days from such noncompliance, will be entitled to the right to, proportionally to their equity interest (excluding the defaulting shareholder’s equity interest): (i) pay such capital portion; (ii) acquire the shares already paid; and/or (iii) acquire the shares not paid yet.

The Company’s shareholders agree to not sell their shares, except if approved by the other shareholders.

The Company’s shareholders agree to, within two years after the startup of operations of the UHE Jirau’s last generation unit, adopt all measures to obtain the Company’s register as a publicly-held company with the Brazilian Securities and Exchange Commission (CVM) to trade in the BOVESPA Novo Mercado segment.

24.	NET OPERATING REVENUE

Upon delivery of the power volume under the Regulated Environment Electricity Sale Agreements (CCEARs), the subsidiary started, in 2013, to recognize operating revenue. The volume delivered under the Regulated Environment Electricity Sale Agreement (CCEARs) accounted for 70% of the physical guarantee of the generation units in operation, as set forth in the injunction (referred to in Note 1.4).

In addition to the accrued revenue under the Regulated Environment Electricity Sale Agreements (CCEARs), the subsidiary recorded revenue from the purchase and sale agreements entered into with related parties (Note 15.2) and from the settlement of the CCEE power surplus.

The subsidiary’s reconciliation between gross and net sales revenues is broken down below.

Charges in the periods:

	12/31/2014	12/31/2013
		(unaudited)

Gross operating revenue	816.069	163.649

Power supply - ACR - power distribution companies	411.359	13.757
Transactions under the CCEE	254.793	149.892
Power supply - ACL – related parties	149.917	-

Deductions from operating revenue	(83.430)	(16.644)

COFINS	(62.490)	(12.455)
PIS	(13.567)	(2.704)

Investments - R&D	(7.373)	(1.485)

Net operating revenue	732.639	147.005

25.	BREAKDOWN OF OPERATING COSTS BY NATURE

In order to record the costs with power sold, i.e., the costs directly related to power generation, the subsidiary recognized the costs based on the number of generation units in operation and, as of December 31, 2014, the subsidiary had 20 generation units in operation.

Accordingly, as of December 31, 2014, the operating costs are broken down as follows:

	12/31/2014	12/31/2013
		(unaudited)
Cost of power sold
Provision for energy contingencies and EUST	(1.915.094)	(157.519)
Power grid charges	(171.640)	(4.806)
Depreciation and amortization	(122.601)	(4.798)
Other operating expenses	(22.736)	(327)
Personnel costs	(4.945)	(76)
Public asset use	(2.429)	(36)
Purchased power	-	(119.865)

Total	(2.239.445)	(287.427)

General and administrative expenses are broken down as follows:

	12/31/2014	12/31/2013	12/31/2012
		(unaudited)	(unaudited)

Personnel	(35.212)	(29.615)	(13.723)
Management	(11.470)	(9.613)	(9.550)
Outside services	(40.504)	(20.447)	(9.385)
Materials	(7.670)	(1.065)	(370)
Taxes	(6.622)	(114)	-
Equipment maintenance and conservation	(4.849)	(1.526)	-

Public asset use	(3.845)	-	-
Travel	(3.525)	(3.847)	-
Vehicles	(3.093)	(2.325)	-
Rents	(1.508)	(1.508)	(1.109)
Depreciation and amortization	(809)	(413)	(187)
Bad debt expenses	(924)	(6.173)	-
Sector contributions	(540)	(43)	(79)
Contributions and donations	(48)	(8)	(56)
Other	(12.264)	(6.704)	(5.723)

	(132.883)	(83.401)	(40.182)

Classified as:

Personnel	(35.212)	(29.615)	(13.723)
Management	(11.470)	(9.613)	(9.550)
Administrative costs	(86.201)	(44.173)	(16.909)

	(132.883)	(83.401)	(40.182)

26.	FINANCE INCOME (COSTS)

	12/31/2014	12/31/2013	12/31/2012
		(unaudited)	(unaudited)

Finance income
Inflation adjustment	1.718	1.326	1.403
Selic adjustment	1.369	828	1.406
Income on short-term investments	3.874	1.199	2.332
Other finance income	-	16	220

	6.961	3.369	7.141

Finance costs
Debt charges	(164.688)	(4.076)	-
Public asset use	(15.994)	(1.747)	-
Other finance costs	(1.260)	(2.153)	(2.307)

	(181.942)	(7.976)	(2.307)

Finance income (costs)	(174.981)	(4.607)	4.834

27.	FINANCIAL INSTRUMENTS

27.1.	Capital risk management

As described in Note 1, ESBRP is solely engaged in holding interest in Energia Sustentável do Brasil S.A.; accordingly, its capital is managed according to its subsidiary’s needs, as described below.

The subsidiary manages its capital to ensure that it can continue as a going concern, while maximizes the return of all its stakeholders by optimizing the balance of debt and equity. The subsidiaries’ overall strategy remains unchanged since 2013.

In managing its capital, the purposes of the subsidiary are to ensure the startup of operations, which began in September 2013 (as described in Note 1, the subsidiary is in the transition process, from the preoperating to the operating stage, with the operation of 20 generation units of the Jirau’s hydroelectric power plant), in order to offer return to its shareholders, as well as maintain the proper capital structure to reduce the related costs.

The subsidiary is not subject to any external capital requirements.

The subsidiary’s Finance Department reviews on a quarterly basis its capital structure. As part of this review, the Executive Board considers the cost of capital and risks associated to each class of capital. The debt ratio as of December 31, 2014 was 1.55 (1.47 as of December 31, 2013 (unaudited)).

27.1.1.	Debt ratio

The subsidiary’s capital structure comprises financial liabilities with financial institutions (Note 17), cash and cash equivalents and marketable securities – reserve account (Note 4 and 5), and equity (Note 23).

Debt ratio:	12/31/2014	12/31/2013
		(unaudited)

Total borrowings and financing (a)	11.324.749	10.197.107
(-) Cash and cash equivalents and marketable securities – reserve account	(84.913)	(4.428)

Net debt	11.239.836	10.192.679

Total equity	7.268.412	6.920.139

Net debt-to-equity ratio	1,55	1,47

(a)	Debt is defined as short- and long-term borrowings and financing, as detailed in Note 19.

27.2.	Classification of financial instruments

The carrying amounts of financial assets and liabilities represent a reasonable approximation of fair value. The Company uses the hierarchy to measure the fair value of its financial instruments:

		12/31/2014	12/31/2013
			(unaudited)
	Mensuration	Book value / Fair value	Book value / Fair value

Financial assets (current / noncurrent):

Cash and cash equivalents		74.301	4.428
Measured at fair value through profit
Marketable securities – reserve account	Fair value	10.612	-
Loans and receivables
Accounts receivable	Amortized cost	151.127	87.064
Judicial deposits	Amortized cost	37.767	34.312

		273.807	125.804

Financial liabilities (current / noncurrent):

Measured at amortized cost
Suppliers	Amortized cost	211.693	298.934
Payables	Amortized cost	31.709	-
Financing	Amortized cost	11.324.749	10.197.107
Public asset use	Amortized cost	120.431	115.368

		11.688.582	10.611.409

have been determined using available market inputs and appropriate valuation techniques. However, considerable judgment was required to interpret market input and then develop the most appropriate

27.3.	Estimated fair value

Financial assets and liabilities recorded at fair value are classified and disclosed in accordance with the following levels:

	12/31/2014
	Level 1	Level 2	Level 3	Total

Financial assets (current / noncurrent):
Marketable securities – reserve account	-	10.612	-	10.612

Hierarchical fair value

There are three levels for classifying the fair value related to instruments financial, the hierarchy gives priority to unadjusted quoted prices in an active market for the asset or liability. The classification of hierarchical levels can be displayed, as shown below:

Level 1 - Inputs from an active market (unadjusted quoted price) so that you can access daily, including on the date of fair value measurement.

Level 2 - Inputs other than those from an active market (unadjusted quoted price) included in Level 1, extracted from a pricing model based on observable market data.

Level 3 - Inputs taken from a pricing model based on unobservable market data.

27.4.	Objectives of financial risk management

The estimated realizable amounts of the subsidiary’s financial assets and financial liabilities fair value estimates.

Therefore, the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current exchange market. The use of market methodologies may have different effects on the estimated realizable values.

The financial condition and results of future operations can be adversely affected by any of the risk factors described below.

27.5.	Market risk

The subsidiary has not entered into derivative agreements to hedge its assets and liabilities, mainly in relation to the interest rate, price and currency fluctuations. However, its assets and liabilities are monitored and evaluated periodically in order to determine their exposure.

27.6.	Fluctuations in interest rates and floating indices

This risk arises from the possibility of the subsidiary incurring losses due to fluctuations in the interest rates applicable to its liabilities or assets. The subsidiary is exposed to floating interest rate subject to the TJLP fluctuation in relation to the financing agreements, to the Extended National Consumer Price Index (IPC-A) in relation to the payment to the Federal Government for the use of public assets, to the CDI in relation to the short-term investments and to the Reference Rate (TR) in relation to the judicial deposits.

As of December 31, 2014, the subsidiary does not have any derivative contracts to hedge against these indices; even though the risks are monitored by the subsidiary’s management, which periodically assesses its exposure and proposes strategies to be adopted.

Sensitivity analysis

By virtue of the historical volatility of the Brazilian real against the foreign currencies, interest rates and price indices, the subsidiary prepared the sensitivity analysis of its financial assets and financial liabilities based on the possible effects on its profit or loss or property, plant and equipment in 2014, based on reasonable assumptions adopted by the subsidiary.

The fluctuations used to calculate impact in 2014 were as follows: US dollar (4%), CDI (10.74%), IPCA (5%) and TJLP (0.5%).

Impact

Changes (increase) in foreign currency (i)	7.668
Changes (increase) in interest rate - TJLP (ii)	64.362
Changes (increase) in price indices - IPCA (iii)	1.784
Changes (decrease) in interest rate – CDI (iv)	1.156

Net effect	74.970

(i)	Sensitivity analysis calculated based on the amount not hedged to be complied/paid to suppliers Dong Fang and Hyosung in 2015.

(ii)	In relation to the floating interest rates, the subsidiary’s debts are subject to the TJLP and, considering that the last changes were 0.5%, the subsidiary adopted this variation in 2015 projection.

(iii)	For purposes of UBP adjustment, the subsidiary adopted the assumption that the IPCA would comply with the ratio established by the Central Bank of Brazil (4.5% p.a.) over the concession period. A change of 5% of the IPCA (over the period) would impact the adjustment already recorded in 2014 in the amount of R$1,462 (R$322 as of December 31, 2013 (unaudited)).

(iv)	In relation to the interest rate changes – CDI, the subsidiary adopted the assumption of CDI weighted average variation of short-term investments as of December 31, 2014, projected inflows and cash disbursements in 2015, and monthly earnings based on the balance. The subsidiary estimated that the rate change of 10.4% would impact the adjustment already recorded in the amount of R$1,156 (R$599 as of December 31, 2013 (unaudited)).

27.7.	Liquidity risk

The management of the subsidiary’s liquidity risk is under the responsibility of the Finance Department, which manages the fund raising requirements and liquidity management in the short, medium and long term through permanent monitoring of estimated and actual cash flows. The subsidiary, in order to ensure the compliance with its obligations, on a conservative basis, adopted the minimum cash policy, which is annually reviewed based on the cash projections and monthly monitored by the Finance Department. The management of short-term investments is focused on short-term investments, mainly those maturing on a daily basis, in order to ensure maximum liquidity and comply with the disbursements.

The table below shows the non-derivative financial liabilities of the ESBR by maturation range, for the period remaining on the balance sheet until the contractual maturation date and includes the related contractual interests.

	Weighted average effective interest rate	Less than one month	1 to 3 months	3 months to 1 year	From 1 to 5 years	More than 5 years	Total
	%
December 31, 2014
Instruments at floating interest rates*	CDI x 100.00	73.809	-	-	-	-	73.809
Securities – reserve account	CDI x 94.00	-	-	-	10.612	-	10.612

Total assets		73.809	-	-	10.612	-	84.421

Financing	TJLP + 2.45	74.487	208.562	827.065	4.571.706	16.797.348	22.479.168
Trade payables		205.055	-	-	6.638	-	211.693
UBP payable	IPCA	950	1.900	8.550	57.000	52.031	120.431
Provision for environmental costs		8.950	26.849	71.597	209.484	267.042	583.922

Total liabilities		289.442	237.311	907.212	4.844.828	17.116.421	23.395.214

December 31, 2013 (unaudited)
Instruments at floating interest rates*	CDI x 100.00	865	-	-	-	-	865

Total assets		865	-	-	-	-	865

Financing	TJLP + 2.45	74.487	208.562	827.065	4.571.706	16.797.348	22.478.242
Trade payables		298.934	-	-	-	-	298.934
UBP payable	IPCA	950	1.900	8.550	57.000	46.998	115.368
Provision for environmental costs		8.950	26.849	71.597	209.484	139.428	456.308

Total liabilities		383.321	237.311	907.212	4.838.190	16.982.848	23.348.882

28.	NON-CASH TRANSACTIONS

In 2013 and 2014, the subsidiary carried out the following non-cash transactions, which were, therefore, excluded from the statement of cash flows there were no such transactions in 2012 and 2013 (unaudited):

			12/31/2014	12/31/2013
				(unaudited)

Capitalization of plant’s insurance premiums	(a	)	(16.776)	16.561
Capitalized interest on financing	(b	)	588.460	695.542
Inflation adjustment - L.I.	(c	)	236.038	245.756
Inflation adjustment - L.O.	(c	)	(44.713)	-
Tax payable (ISSQN)	(d	)	14.941	-
Provision for contingencies (ICMS)	(e	)	123.189	305.909
Changes in financed purchases of property, plant and equipment	(f	)	95.831	80.401
Reclassifications from valuation adjustments to equity to property, plant and equipment			-	(1.953)
Interest and inflation adjustment on public asset use			-	5.624
Power contingency			-	157.519
Environmental costs	(c	)	154.911	456.310
Recoverable taxes	(g	)	154.652

(a)	Capitalization of plant’s insurance premiums – As described in Note 11, this amount refers to the work insurance recorded in property, plant and equipment.

(b)	Capitalized interest on financing – Refers to capitalized interest on the BNDES direct financing and financing as onlending through a pool of banks comprised of: Banco do Brasil, Caixa Econômica Federal, Banco do Nordeste do Brasil, Bradesco and Itaú BBA.

(c)	Inflation adjustments of installation and operating licenses – refer to provisions for environmental costs relating to the plant’s installation and operating licenses. The monthly discount rate (WACC - Weighted Average Cost of Capital) was 0.64806%, calculated on the study date, and annual IPCA was 4.5%. In 2014, the provision for environmental costs was adjusted based on the annual environmental program amounts, from 2015 to 2043.

(d)	Tax payable (ISSQN) – On April 24, 2014, the subsidiary received the Tax Assessment Notice 005211 requesting the payment of the ISSQN tax credit, in the amount of R$14,941 (see Note 14). This amount was capitalized in property, plant and equipment.

(e)	Provision for contingencies (ICMS) – Refers to the provision for ICMS contingencies described in details in Note 20.1.

(f)	Changes in financed purchases of property, plant and equipment – Refers to the changes in specific suppliers for the construction of the Jirau hydroelectric power plant.

(g)	Refers to taxes offset in the period.

29.	COMMITMENTS

29.1.	Concession-related commitments

The subsidiary assumed some commitments in the concession arrangement, as follows:

•	Invest, on an annual basis, at least 1% of its net operating revenue in research and development of the power sector, as set forth in Law 9991, of July 24, 2000, as amended by Law 10848, of March 15, 2004. The subsidiary must provide to ANEEL, on an annual basis, a program describing the physical and financial actions and goals, as well as confirm the compliance with the obligations before the National Scientific and Technological Development Fund.

•	Guarantee in connection with the Invitation to Bid - Aneel 02/2011 (Auction A-3, of August 2011) in the amount of R$77,064, as warranty insurance, without reduction milestones and percentages.

•	The guarantee for compliance with the obligations assumed in the concession arrangement, as set forth in item 12 of the Invitation to Bid05/2008 (mainly the obtaining of the installation license (LI), including social and environmental projects, and operating license (LO), initially amounting to R$650,000 and currently amounting to R$162,500 (complied through the performance bond contracted in the form of warranty insurance), will be effective for up to three months after the startup of operations of the UHE Jirau’s generation unit, according to the respective guarantee reduction ratios and percentages, broken down as follows:

Order	Milestone	Percentage released of the initial collateral amount

1	Completion of the construction site implementation	20%
2	Beginning of the power house concreting	30%
3	Rotor fall of the first turbine	40%
4	Startup of operations of the first turbine	75%
5	Startup of operations of the generating unit accounting for 50% of the plant total capacity	85%
6	End of the third month after the startup of operations of the last generation unit	100%

29.2.	Other commitments

Based on the agreements entered into with the suppliers of UHE Jirau work and on the estimated future costs for the completion of the generation plant, the subsidiary’s Board of Directors periodically reviews the work budget. The last budget approved by the subsidiary’s Board of Directors, at the meeting held on May 19, 2014, and prepared as of December 31, 2013, indicates that the amount to be invested in the Jirau Project would total approximately R$18.6 billion (unaudited).

In September 2013, the Company entered into an agreement with Itaú BBA for the issuance of a guarantee, by means of the Standby Letter of Credit, in order to ensure the possible return of a portion of the advanced amount received from the insurance and reinsurance companies, relating to the claim resulting from vandalism in construction site in 2011 and 2012, currently under foreign arbitration procedure. The advanced amount was paid upon the agreement entered into between the Company and the insurance and reinsurance companies. The guarantee will be effective through September 2015, in the maximum guaranteed amount of R$36,383.

30.	GUARANTEES RECEIVED

The agreements may be collateralized by advanced amount or performance bond. In relation to the type, these guarantees may be in the form of corporate guarantee, retained paid amounts, bank guarantee letter and warranty insurance.

The advanced amount guarantee, always in the form of bank guarantee letter, is directly related to the advanced amount set forth in the agreement, which will be solely performed after the provision of the guarantee by the supplier. The performance bond relates to the compliance with the contractual provisions and aims at protecting the Company against possible contractual noncompliance. In general, these guarantees may be reduced by the allocation of the contractual advances and compliance with the contractual provisions, respectively.

The main information on the guarantees received in accordance with the original currency set forth in the agreement and, therefore, in the guarantees, is as follows:

Type of service / equipment		Type of collateral	Initial contractual amount	Current secured amount	Issuing bank of the prevailing bank guarantee	Effective date of the current guarantee	Maturity of the bank guarantee
National turbines	Alstom	Performance	168.114	195.011	Chartis Seguros / Itaú	05/31/2011	03/12/2016
	Andritz	Performance	97.935	113.623	Chartis Seguros / Itaú	05/31/2011	03/12/2016
	Voith	Performance	84.951	98.505	Chartis Seguros / Itaú	05/31/2011	03/12/2016
Lifting / hydromechanic equipment	Bardella	Letter of guarantee	56.000	1.158	Bradesco	08/30/2011	06/30/2015
		Performance	28.880	28.880	J Malucelli	12/30/2014	12/30/2015
Electric and auxiliary systems	Siemens/CNEC	Performance (Siemens)	67.459	67.459	Chartis	05/31/2009	04/30/2017
		Performance (Cnec)	30.600	30.600	Chartis	05/31/2009	04/30/2017
		Siemens down payment (letter of guarantee)	20.950	582	BNP Paribas	10/02/2014	04/01/2015
		Sinal Cnec (letter of guarantee)	9.503	207	HSBC	09/11/2014	04/01/2015

Commissioning	Copem	Warranty insurance	4.955	5.552	Swiss Re	08/01/2012	07/31/2015
Owner engineer	Leme	Performance	10.000	10.000	J Malucelli	12/12/2014	12/12/2015
Project design	Themag	Contractual retention	12.253	1.742	N/A	11/22/2013	Contractual termination
Imported equipment transportation and logistics	Bertling – domestic party	Performance	38.763	N/A	N/A	10/29/2009	Negotiation of contractual addendum – new maturity Jul/2015
Construction works	Jmalucelli	Letter of guarantee	35.592	35.592	Banco Votorantim	11/29/2013	Contractual termination
Total			665.955	588.911

Collaterals in US$ (thousands)
Imported turbines	Dong Fang	Performance	73.200	73.200	Bank of China	03/27/2012	11/17/2017
SF6 substation	Hyosung	Performance	5.285	5.285	Itaú	03/24/2010	03/01/2017
Imported equipment transportation and logistics	Bertling – domestic party	Performance	22.837	N/A	N/A	10/29/2009	Negotiation of contractual addendum – new maturity Jul/2015
Total			101.322	78.485

31.	SUBSEQUENT EVENTS

31.1.	New turbines placed into operation

Sequence	Generation unit	ANEEL Order	Startup of activities
21ª	09	25	01/08/2015
22ª	10	233	02/03/2015
23ª	14	266	02/06/2015
24ª	12	520	03/04/2015
25ª	13	520	03/04/2015
26ª	28	520	03/04/2015
27ª	15	1234	04/28/2015
28ª	27	1408	05/08/2015
29ª	26	1630	05/21/2015
30ª	24	1881	06/11/2015
31ª	25	1947	06/17/2015
32ª	23	2074	06/25/2015
33ª	22	2.469	07/31/2015
34ª	21	2.989	09/04/2015
35ª	16	3.357	10/01/2015
36ª	11	3516	10/21/2015
37ª	20	3.995	12/11/2015
38ª	17	0011	01/06/2016
39ª	18	0011	01/06/2016
40ª	19	0011	01/06/2016
41ª	41	102	01/16/2016
42ª	42	795	03/31/2016
43ª	43	2227	08/20/2016
44ª	44	2376	09/09/2016
45ª	45	2480	09/16/2016

31.2.	Advance for future capital increase

From June 15, 2015 to September 30, 2016 the shareholders advanced, through advances for future capital increase - AFACs, to the Company the amount of R$1,143,000

31.3.	Capital contribution

In order to comply with the capitalization ratio, referred to in Note 18, and finance the Jirau hydroelectric plant’s construction work, the shareholders contributed R$450,000 to the Company’s capital from January 15 to June 3, 2015.

31.4.	Increased physical guarantee

On November 10, 2015 was enacted MME Administrative Rule 337, the Secretary of Energy Planning and Development, which granted the Company an extraordinary review of the total physical guarantee of UHE Jirau setting in 2,205.1 MW.

Of the total additional physical guarantee of 20.5 MW, 18 MW were sold in full ACR when the company participated and was crowned winner of the Auction A-1 2015, which were signed with 22 distributors CCEARs. The agreements are effective from 1 January 2016 until 31 December 2018. The sale price was R $ 148.00 per MWh, base December 2015. The sale price will be updated annually by the IPCA, with reference to the January respecting the legal minimum period of twelve months, counted from the first day of January 2016.

31.5.	Loans and Financing

As of December 30, 2015, the subsidiary obtained from the National Bank for Economic and Social Development (“BNDES”) and other onlending banks the waiver not to meet the ICSD in 2015.

31.6.	Liability exemption

Thereafter, on May, 2015, a lower court decision were also handed down in the court records of the Primary Action and the Precautionary Action (i) recognizing the existence of Liability exemption for delays in events occurred in 2011 and 2012; (ii) determining the review of the construction schedule by 535 days, according to the expert report; (iii) maintaining the exemption against any obligations, penalties and costs arising from the delays in the events occurred in 2011 and 2012; and (iv) annulment of Order 1732/2013 issued by ANEEL.

Accordingly, ANEEL’s administrative decision in view of the court rulings handed down, both fully favorable to the subsidiary. Nonetheless, on June 1, 2015, ANEEL filed motions to clarify and, on June 8, 2015, the judge denied such motions.

On August 19, 2015, a ruling was handed down with respect to the Ordinary Action on the noncompliance with a court ruling by ANEEL, which determined that ANEEL and CCEE (i) must apply the review of the schedule by 535 days, based on the expert report, on the generation dates of each generation unit, as set forth in the Concession Agreement (and, for generation units 28 to 33, as set forth in the first addendum to the Concession Agreement), rather than on the dates stipulated in the Company’s internal schedule dated March 2011; (ii) abstain from requiring the registration of power volumes based on the 535-day increase determined by the expert examination on the initial generation dates set forth in the internal schedule dated March 2011 but rather based on the dates stipulated in the original schedule of the Concession Agreement; (iii) revert the settlement in August 2015 (base date June 2015) to cancel any debts attributable to the subsidiary, as a result of the declaration that no penalty or costs arising from miscalculation of the Liability exemption must be applied; (iv) since November/14 (when the subsidiary was capable of recovering the delay up to then existing with respect to the PPAs of auction A-5/2008), limit the monthly registration of such CCEARs to the annual volume originally contracted and seasoned based on the project startup profile originally outlined in the Concession Agreement; and (v) abstain from imposing penalties on the subsidiary, immediately cancelling the process of the subsidiary’s withdrawal from the list of agents operating at the CCEE.

The enforcement of the court ruling above enabled the change of the project schedule and supply date of the regulated agreements/CCEARs, consequently ruling out the potential negative effects and penalties and the determination of credits on behalf of the subsidiary.

The enforcement of the court ruling would result in new volumes in relation to the Regulated Environment Electricity Sale Agreement (CCEARs) entered into as a result of Auction 05/2008, which will give rise to the re-recording of the amounts registered at the CCEE, as well as bilateral re-billing between the subsidiary and contracted distribution companies.

Concurrently, on September 1, 2015, the Brazilian Association of Electric Power Distributors (“ABRADEE”) filed a Writ of Security so as to prevent the effects from the court ruling handed down within the scope of the Ordinary Action on the distribution companies.

The Writ of Security was rejected at trial held November 24, 2015.

Despite on a preliminary basis, the distribution companies obtained partial success upon the approval of the preliminary request for ANEEL and the Board of Directors of CCEE to abstain from requiring from its associates the compliance with any court rulings handed down in the case records of Precautionary Action 9500-90.2013.4.01.4100 and Ordinary Action 10426-71.2013.4.01.4100; under an interlocuroty appeal, the justice explained the reach of his decision, determining that the granting of the injunction on behalf of petitioner was limited only to rule out the requirement for distribution companies to support the effects arising from the court rulings handed down, which recognized the possibility of review of the Concession Agreement entered into among ANEEL and subsidiary to contemplate the 535 days of delay determined in a court-apointed analysis, without revocation of any court rulings handed down in those case records and favorable to Subsidiary.

The writ of security will be judged by the Special Court of the Regional Federal Court of the 1st Region, it being also possible the filing of extraordinary appeal (with the Federal Supreme Court) and special appeal (with the Superior Court of Justice).

On September 10, 2015, ANEEL submitted to the analysis of the presiding TRF judge a request for suspension of court ruling, in an attempt to stay the effects of the favorable decision granted to the subsidiary by the Federal Court of Rondônia. On September 14, 2015, the distribution companies, through ABRADEE, filed a request with respect to the same matter. The subsidiary submitted its defense for both requests.

On November 30, 2015, a decision was handed down in connection with the request for suspension of ANEEL’s sentence, where the presiding judge of the TRF-1 decided to: “partially approve ANEEL’s request to suspend the decision handed down on August 19, 2015, the resolution from the Board of Directors of CCEE, arising from the 813rd meeting held on july 21, 2015, that considered, based on the court ruling within the scope of Precautionary Action 9500- 90.2013.4.01.4100, “as obligation of delivery of 70% of the physical guarantee provided by the effective startup of operation of the generation units of UHE Jirau being maintained until such amount corresponds to the original delivery obligation”. The decision also decided to consequently suspend, “the effects from the decision on the past delivery of power already consummated, billed and paid, without prejudice, however, to the maintenance of the effects from the decisions with respect to the consequences attributed to the subsidiary in connection with the delay in the schedule deriving from liability excluding causes, that is, by granting 535 days of Liability exemption, considering the official schedule rather than the internal schedule of the construction company”.

Due to the abovementioned decision handed down on November 30 within the scope of the Action to Suspend Sentence filed by ANEEL, the subsidiary is currently under the same situation as it was at the time of the injunctions granted in the Precautionary Evidence Action and Primary Action (before May 2015). Accordingly, the subsidiary must carry out the future dleivert of the contracted power, as set forth in the CCEARs of Auction A-5/2008.

For Auction A-3/2011, the volumes of CCEARs must reflect the effective physical guarantee of UGs 28 to 33. With respect to past months (date of beginning of the CCEARs up to the decision date), they will not be re-recorded.

On December 7, 2015, the subsidiary filed motions to clarify to explain the application of the exemption on the official schedule and to confirm the impossibility of past effects thereof. Such motions to clarify were judged on December 15, 2015, occasion in which the subsidiary did an interlocuroty appeal.

In addition, on December 22, 2015, a minutes of CAD 844 was published considering the execution opinion from the Prosecution Office of the National Electric Power Agency, prepared as a result of Court Ruling dated November 30, 2015, which corroborates the interpretation above, confirmed on February 16, 2016 by CAD minute 852.

On February 19, 2016, ANEEL revised its interpretation of the court decision and through new opinion enforceable officiated CCEE through Official Letter No. 78/2016-DIR / ANEEL. Given the command of ANEEL, on March 15, 2016, the CCEE changed the way of compliance with the decisions made by the President of the Federal Court of the 1st Region (TRF1) in the minutes CAD 857.

Against the court decision to breach the subsidiary filed a request to the Presidency of TRF1 which was promptly answered, in a decision handed down on June 30, 2016 and duly attended by the CCEE in the minutes CAD 862, published on April 5, 2016.

The partial suspension of sentence prevented the subsidiary was required to make payments, but also made it impossible to benefit from the favorable effects arising from the recognition of the 535 days delay by excluding liability (situation zero to zero).

Thus, on April 14, 2016 ANEEL established a special appeal against the decision partially suspended the effects of the sentence, which was judged denied unanimously on June 16, 2016, by the Special Court of the Federal Court of the 1st Region. On June 20, the 6th Chamber of the TRF1 dismissed the special appeal filed by ANEEL against the decision of the 5th Federal Court of Porto Velho who received the appeal only in the devolution effect. On June 20, 2016 the same Special Court also denied, unanimously, the special appeal filed by the subsidiary.

On 1 September 2016, the Special Court of the Federal Court TRF1 denied the special appeal brought by energy distributors, it has himself to stabilize the matter before the Federal Court of the 1st Region to judge, through its 6th class just appeal filed by ANEEL against the decision which declared the Liability exemption by 535 days late.

In September 30 the subsidiary recorded the provision for risks of Liability exemption, in the amount of R$2,720,317, (R$2,555,291 as at December 31, 2015) mainly arising from the poor nature of the lower court decisions handed down decisions (as the same are being discussed in the second instance), as detailed above.

32.	AUTHORIZATION FOR COMPLETION OF FINANCIAL STATEMENTS

The Company’s management authorized the completion of these consolidated financial statements for the year ended December 31, 2014 on October 11, 2016.

BOARD OF DIRECTORS

Maurício Stölle Bähr
Chairman

Victor-Frank de Paula Rosa Paranhos	Axel Levéque
(Director)	Director

Manoel Arlindo Zaroni Torres	Ronaldo dos Santos Custódio
Director	Director

Hirohiko Miyata	Kazuki Shimizu
Director	Director

José Ailton de Lima Director	José Pedro de Alcântara Júnior Director

EXECUTIVE BOARD

Victor Frank de Paula Rosa Paranhos	Paulo Maurício Mantuano de Lima
(Chief Executive Officer)	(Chief Financial Officer)

José Maciel Duarte de Paiva	José Lúcio de Arruda Gomes
(Chief Engineering Officer)	(Chief Administrative and Institutional Officer)

Isac Paulo Teixeira
(Chief Operating Officer)

ACCOUNTING / TAX DEPARTMENT

ACCOUNTANT

Marcia Cristina M.P. Gonçalves
CRC-RJ 087201/O-1

Independent Auditor’s Report

To the Board of Directors and Shareholders

Madeira Energia S.A. – MESA

We have audited the accompanying consolidated balance sheet of Madeira Energia S.A. – MESA and its subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Madeira Energia S.A. – MESA and its subsidiary at December 31, 2014, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated balance sheet of the Company as of December 31, 2013, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013 and 2012 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

São Paulo - Brazil

October 10, 2016

/s/ PricewaterhouseCoopers

Auditores Independentes

    (Free translation of the original in Portuguese)

Madeira Energia S.A. - MESA

and its subsidiary

Consolidated financial statements

at December 31, 2014 and 2013

and independent auditor’s report

Madeira Energia S.A. - MESA

and its subsidiary

Consolidated balance sheets

All amounts in thousands of reais

		December 31,	December 31,
Assets	Note	2014	2013
			(unaudited)
Current assets

Cash and cash equivalents	4	241,129	298,370
Consumers and concessionaires	5	280,934	191,677
Other assets		22,649	7,360
Guarantee deposits	10	18,158
Income tax and social contribution recoverable	6	46,606	17,965
Taxes available for offset	9	63,969
Recoverable expenses	7	756,227	155,640
Prepaid expenses	8	37,821	29,871

		1,467,493	700,883

Non-current assets
Long-term receivables
Taxes available for offset	9	1,398	3,693
Income tax and social contribution recoverable	6	13,288	36,034
Other assets		21,457	25,956
Guarantee deposits	10	152,946	157,637
Recoverable expenses	7	29,779	698,314
Deferred income tax and social contribution	11	12,340	8,956
Prepaid expenses	8	37,851	54,453

		269,059	985,043

Property, plant and equipment	12	20,801,649	18,624,982
Intangible assets	13	196,373	202,970

		21,267,081	19,812,995

Total assets		22,734,574	20,513,878

		December 31,	December 31,
Liabilities and equity	Note	2014	2013
			(unaudited)
Current liabilities

Trade payables	14	1,186,313	309,516
Borrowings	15	392,446	234,571
Debentures	16	11,369	214
Collateral guarantee	17	95,188	78,704
Salaries and charges payable		2,347	2,158
Taxes and contributions	18	30,758	16,923
Estimated personnel liabilities	19	7,826	5,741
Advances from customers	20	46,684	117,914
Concessions payable	21	17,502	16,416
Regulatory and sector charges	22	34,784	14,102
Other liabilities		12,667	11,281
Social and environmental provision	23	111,313	92,890

		1,949,197	900,430

Non-current liabilities
Trade payables	14		5,183
Borrowings	15	9,491,671	9,478,211
Debentures	16	3,153,908	2,180,208
Collateral guarantee	17	184,649	169,331
Taxes and contributions	18	41,941
Concessions payable	21	209,212	198,704
Social and environmental provision	23	248,169	365,904
Provision for contingencies	24	9,664	8,697
Other provision	25	176,698	503,705
Deferred income tax and social contribution	26	274,564	277,654

		13,790,476	13,187,597

Equity
Share capital	27	9,455,706	6,746,672
Advance for future capital increase		68,076
Accumulated losses		(2,528,881)	(320,821)

		6,994,901	6,425,851

Total liabilities and equity		22,734,574	20,513,878

The accompanying notes are an integral part of these consolidated financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Consolidated statements of operations

Years ended December 31

All amounts in thousands of reais unless otherwise stated

	2014	2013	2012
		(unaudited)	(unaudited)

Net operating revenue (Note 28)	2,343,960	1,300,585	342,261

Net revenue from sale of energy	2,343,960	1,300,585	342,261

Costs of electric energy services	(3,686,398)	(929,565)	(245,958)

Cost of sale of electric energy (Note 29 (a))	(3,042,482)	(634,171)	(169,143)
Cost of operation	(643,916)	(295,394)	(76,815)

Gross operating income (loss)	(1,342,438)	371,020	96,303

General and administrative expenses (Note 29(b))	(138,850)	(100,429)	(65,400)
Other revenues	30

Operating income (expense)	(1,481,258)	270,591	30,903

Finance income (Note 30)	64,533	18,115	33,809
Finance costs (Note 30)	(797,759)	(323,896)	(111,795)

Finance costs, net	(733,226)	(305,781)	(77,986)

Loss before income tax and social contribution	(2,214,484)	(35,190)	(47,083)

Income tax and social contribution - current	(49)
Income tax and social contribution - deferred (Note 31)	6,473	(12,548)	(70,267)

Loss for the year	(2,208,060)	(47,738)	(117,350)

Basic and diluted loss per thousand common shares (in reais) (Note 29)

The accompanying notes are an integral part of these consolidated financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Consolidated statements of comprehensive income (loss)

Years ended at December 31

All amounts in thousands of reais

	2014	2013	2012
		(unaudited)	(unaudited)

Net income (loss) for the year	(2,208,060)	(47,738)	(117,350)

Other items of comprehensive income (loss)

Gross cash flow hedge			(10,655)

Deferred income tax			2,664

Deferred social contribution			959

Cash flow hedge, net			(7,032)

Comprehensive income (loss) for the year	(2,208,060)	(47,738)	(124,382)

Comprehensive income (loss) for the year attributable to the stockholder of the Company	(2,208,060)	(47,738)	(124,382)

The accompanying notes are an integral part of these consolidated financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Consolidated statements of changes in equity

All amounts in thousands of reais

	Share capital (Nota 27)
	Subscribed	Unpaid	Carrying value adjustments	Accumulated deficit	Advance for future capital increase (Note 27 (ii))	Total

At January 1, 2012 (unaudited)	2,181,100		7,032	(155,733)		2,032,399

Total comprehensive income (loss) for the year
Loss for the year				(117,350)		(117,350)

Other comprehensive income (l0ss)
Cash flow hedge			(7,032)			(7,032)

Total comprehensive income(loss) for the year			(7,032)	(117,350)		(124,382)

Total contributions by stockholders
Capital increase on 1.18.2012	350,000					350,000
Capital increase on 3.19.2012	230,490					230,490
Capital increase on 5.15.2012	460,490					460,490
Capital increase on 6.14.2012	350,250					350,250
Capital increase on 9.18.2012	779,503					779,503
Capital increase on 12.13.2012	717,739					717,739

Total contributions by shareholders	2,888,472					2,888,472

At December 31, 2012 (unaudited)	5,069,572			(273,083)		4,796,489

Total comprehensive income (loss) for the year
Loss for the year				(47,738)		(47,738)

Total comprehensive income (loss) for the year				(47,738)		(47,738)

Total contributions by shareholders
Capital increase on 2.26.2013	230,000					230,000
Capital increase on 4.25.2013	125,000					125,000
Capital increase on 5.24.2013	60,000					60,000
Capital increase on 6.24.2013	862,100					862,100
Capital increase on 9.25.2013	100,000					100,000
Capital increase on 10.18.2013	200,000					200,000
Capital increase on 11.21.2013	100,000					100,000

Total contributions by owners of the company	1,677,100					1,677,100

At December 31, 2013 (unaudited)	6,746,672			(320,821)		6,425,851

Total comprehensive income (loss) for the year
Loss for the year				(2,208,060)		(2,208,060)

Total comprehensive income (loss) for the year				(2,208,060)		(2,208,060)

Total contributions by stockholders
Capital increase on 2.18.2014	200,000					200,000
Capital increase on 3.25.2014	200,000					200,000
Capital increase on 8.05.2014	350,000					350,000
Capital increase on 9.05.2014	850,000					850,000
Advance for future capital increase received on 10.03.2014					295,740	295,740
Subscribed capital on 10.21.2014	1,415,280	(1,415,280)
Capital increase on 10.21.2014		483,635			(150,660)	332,975
Capital increase on 10.22.2014		326,365				326,365
Capital increase on 10.27.2014		232,800			(55,800)	177,000
Capital increase on 12.09.2014		66,234			(21,204)	45,030

Total contributions by stockholders	3,015,280	(306,246)			68,076	2,777,110

At December 31, 2014	9,761,952	(306,246)		(2,528,881)	68,076	6,994,901

The accompanying notes are an integral part of these consolidated financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Consolidated statements of cash flows

Years ended December 31

In thousands of reais

	2014	2013	2012
		(unaudited)	(unaudited)
Cash flows from operating activities

Loss for the year before income tax and social contribution	(2,214,484)	(35,190)	(47,083)

Adjustments
Interest and monetary variation, net	595,696	309,542	106,292
Sale and supply of electric energy	(520,478)	(191,677)	(96,774)
Electric energy purchased for resale	306,821	138,183	80,099
Regulatory and sector charges	20,682	65,556	27,197
Network use charge	60,788
Depreciation and amortization	377,280	231,923	39,580
Advance schedule income (loss), net	67,501	(535,048)	(221,383)
Other operating costs	163,977
Equity in results of subsidiaries
Results of operations with derivative financial instruments			(14,003)

	(1,142,217)	(16,711)	(126,075)
Changes in assets and liabilities
Consumers and concessionaires	191,677	96,774
Other assets	(10,791)	(7,833)	14,012
Income tax and social contribution recoverable	(5,895)	2,718	(8,675)
Recoverable expenses	23,644	30,688	(48,243)
Prepaid expenses	8,652	15,414	23,536
Taxes available for offset	(61,674)	7,885
Guarantee deposits (Note 10)	(13,467)	(80,663)	(73,378)
Trade payables	(510,433)	6
Salaries and charges payable	189	17	36
Taxes and social contribution	1,168	6,017	(4,224)
Personnel liabilities	2,085
Other liabilities	1,386		(164)
Advances from customers	154,789	(122,948)	240,862
Social and environmental provisions	(114,609)	(115,636)	(154,349)

	(1,475,496)	(184,272)	(136,662)

Payment of interest and charges on debentures	(72,412)	(35,417)	(11,231)
Payment of interest on borrowings (Note 15)	(381,356)	(24,124)	(23,046)

Net cash used in operating activities	(1,929,264)	(243,813)	(170,939)

Cash flows from investing activities
Capital increase in subsidiary
Additions to property, plant and equipment	(1,373,516)	(2,577,247)	(2,629,036)
Additions to intangible assets	(1,552)	(11,359)	(3,544)
Payment of capitalized interest on debentures

Net cash used in investing activities	(1,375,068)	(2,588,606)	(2,632,580)

Cash flow from financing activities
Stockholders capital increase	2,777,110	1,677,100	2,888,472
Issue of debentures	704,941	1,228,903	770,448
Amortization of debentures (principal)		(657,779)	(1,188,437)
Obtainment of financing	15,000	787,679	5,000
Payment for the use of public property	(17,057)	(16,118)	(11,542)
Payment of financing - Principal	(232,903)

Net cash provided by financing activities	3,247,091	3,019,785	2,463,941

Increase (decrease) in cash and cash equivalents, net	(57,241)	187,366	(339,578)

Cash and cash equivalents at the beginning of the year	298,370	111,004	450,582

Cash and cash equivalents at the end of the year	241,129	298,370	111,004

The accompanying notes are an integral part of these consolidated financial statements.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

1	General Information

Madeira Energia S.A. - MESA (“Company”) is a privately-held corporation, organized on August 27, 2007, whose purpose is the construction and operation of the Santo Antônio Hydroelectric Plant (“Santo Antônio HEP”), located in a section of the Madeira River, city of Porto Velho, State of Rondônia, and its Associated Transmission System, pursuant to the Concession Agreement for Use of Public Property (“Concession Agreement”) 001/2008-MME.

On September 29, 2008, the Company gained consent of the National Electric Energy Agency (“ANEEL”) to transfer the energy generation concession to its wholly-owned subsidiary, Santo Antônio Energia S.A. (the “Subsidiary”), currently responsible for the construction and exploitation of the development and facilities of restricted interest transmission of the electricity powerhouse.

The construction of the Santo Antônio HEP, for which the expected minimum installed capacity is 3,150.4 MW (original project), with the implementation of 44 “Bulb” turbines that operate in rivers with low waterfall and large flow of water, started in the second half of 2008. The physical guarantee of energy for Santo Antônio HEP, after the full motorization of the original project, is 2,218 MW on average and this was reached in September 2014, when the 32nd generating unit (“GU”) went into commercial operation.

The Subsidiary requested permission from ANEEL for a project to expand the Santo Antônio HEP by 6 GUs to achieve the optimum usage of generation of the Madeira River and the National Interconnected System (“SIN”), increasing its installed capacity by 418 MW, to 3,568 MW from 3,150 MW. ANEEL approved the project by means of decision 2.075, of June 25, 2013.

On September 18, 2013, the Board of Directors of the Company approved the project for expansion of the Santo Antônio HEP by six GUs. With this expansion, Santo Antônio HEP will have 50 GUs, with an average increase of 2,062 MWs, at an estimated cost of R$ 1,538 million.

The Santo Antônio HEP started the year of 2013 with nine GUs in commercial operation. During that year, seven additional GUs started operating, closing fiscal year 2013 with 16 GUs in commercial operation.

In 2013, the Subsidiary obtained authorization to register with the United Nations Organization (“UN”) to take part in the Clean Development Mechanism (“CDM”). With the UN’s endorsement, the Santo Antônio HEP was the first large plant in commercial operation in Brazil to effectively generate carbon credits to the global market. In accordance with the CDM’s methodology, the volume of credits is equivalent to the greenhouse gases not emitted in the atmosphere, expanding the offer of energy generated from a clean and renewable source.

The Santo Antônio HEP, which operates within the quota of 70.5m, has a ratio of installed nominal power/reservoir area of 8.88 W/m2, which is the double of the minimum energy efficiency to generate carbon credits (4W/m2), thanks to the use of bulb turbines, responsible for generating energy using the river flow, not requiring the formation of a large reservoir.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

On January 9, 2014, the Extraordinary Stockholders’ Meeting (“ESM”), approved the registration of the Subsidiary as an issuer of securities admitted to trading in regulated security markets “Category B”, pursuant to CVM Instruction 480, and the submission of the respective registration request to the Brazilian Securities Commission (“CVM”) and election of the members of the Board of Directors of the Subsidiary and respective alternate members.

On February 17, 2014, the Electric System National Operator (“ONS”) ordered the Santo Antônio HEP to reduce its reservoir to the quota of 69.50m, which resulted in a decrease of its minimum operating fall, causing the turbines to shut down. Regardless of this fact, for the recorded flow values, which were higher than the manufacturers’ specifications, the turbines would be shut down even with the reservoir at its Usual Maximum Level (70.50m).

Unusual hydrological events, such as the recent flooding of the Madeira River, are infrequent natural phenomena, which may be repeated during the plant’s concession period and result in the mandatory shut down of the turbines. However, these situations were computed in the calculations of the plant’s physical guarantee, that represents collateral for the fulfillment of contractual obligations assumed by the Subsidiary in the Regulated and Free Contracting Environment. Thus, there is no possibility of impact on the average energy production over the concession period, considering that while the GUs are shut down, the energy required to reach the physical guarantee is supplied by a pool of hydraulic generators of the SIN.

On April 16, 2014, the ONS instructed the Santo Antônio HEP to start a gradual process of filling up the reservoir aiming at reaching the quota of 70.5m to ensure a net fall of 9m, required for the GUs to resume their operation.

On April 25 , 2014, the Santo Antônio HEP gradually started to resume the operation of its GUs.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

In 2014, the following GUs were released by ANEEL’s Superintendence of Inspection of Generation Services to start up:

UG	Capacity	Date started in operation	Send	Operation
UG 23	73.290 KW	01.09.2014	34/2014	Commercial
UG 21	69.590 KW	02.22.2014	411/2014	Commercial
UG 22	69.590 KW	02.22.2014	411/2014	Commercial
UG 24	73.290 KW	02.22.2014	411/2014	Commercial
UG 16	73.290 KW	03.25.2014	721/2014	Commercial
UG 25	73.290 KW	03.27.2014	753/2014	Commercial
UG 26	73.290 KW	03.27.2014	753/2014	Commercial
UG 18	73.290 KW	04.07.2014	1.129/2014	Commercial
UG 19	73.290 KW	04.07.2014	1.129/2014	Commercial
UG 20	73.290 KW	04.07.2014	1.129/2014	Commercial
UG 27	73.290 KW	07.05.2014	2.350/2014	Commercial
UG 29	73.290 KW	08.07.2014	3.045/2014	Commercial
UG 31	69.590 KW	08.16.2014	3.151/2014	Commercial
UG 28	73.290 KW	08.20.2014	3.202/2014	Commercial
UG 30	73.290 KW	08.21.2014	3.231/2014	Commercial
UG 32	69.590 KW	09.05.2014	3.630/2014	Commercial

At December 31, 2014, Santo Antônio HEP had 32 GUs in commercial operation, totaling an average of 2,218 MWof physical guarantee. As compared with the same period in the previous year, Santo Antônio HEP operated in 2014 with 16 more GUs. Accordingly, there was an increase in net revenue from sale of energy as well as in the cost of sale of electric energy.

Electric energy is produced and sold by the Subsidiary, as an “Independent Producer”, pursuant to the Concession Agreement.

In compliance with Public Auction Notice 05/2007 of the Santo Antônio HEP, which sets forth the sale of 70% of its energy assured in the Regulated Contracting Environment, on July 25 and 28, the Agreements for Sale of Electric Energy in the Regulated Environment (“CCEARs”) were entered into, by means of the Electric Energy Trading Chamber (“CCEE”), with the 32 purchasers that took part in Auction 05/2007 - ANEEL, for which the total amount is 2,218 average megawatts, that are being sold in the regulated market for R$ 78.87 the megawatt hour (R$ 116.32 at December 31, 2014, moneraty adjustment at the Extended National Consumer Price Index (“IPCA”)).

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

On June 6, 2014, through Auction A-3, the Subsidiary sold 126.9 average MW of energy from the expansion of the Santo Antônio HEP, which will be delivered as from 2017.

The term of the Concession Agreement is 35 years, counted from its execution on June 13, 2008.

These financial statements were approved by the Board of Directors of the Company on March 13, 2015.

Company compliance program

With respect to Law 12,846/13, the Company and its subsidiary have a set of internal control mechanisms and procedures aimed at detecting, avoiding and remedying irregularities against itself or against third parties, so the financial statements will be free from material misstatements. Specifically in relation to controls and mechanisms to ensure that the Company’ and its subsidiary’s property, plant and equipment is free from irregularities and that the amount stated in the financial statements reflects adequately the correct amount, the Company and its subsidiary have implemented: (i) a monthly checking procedure including the issue of an engineering monitoring report, prepared by an external independent company contracted within the Subsidiary’s financing agreements , which follow the enterprise’s physical and financial schedule; (ii) inventory procedure, validation and unitization of property, plant and equipment components performed in accordance with the rules established by ANEEL based on the Electricity Sector Asset Control Manual (MCPSE) ; and (iii) checking by financial agents based on the analysis of invoices and other documents, to confirm the use of funds in the Santo Antônio HEP construction project. Up to this date we had no knowledge or recording of any type of complaints and/or accusations against the Company and/or its representatives.

2	Summary of significant accounting policies

The main accounting policies applied in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, except as otherwise provided.

2.1	Basis of preparation

(a)	Consolidated financial statements

The consolidated financial statements have been prepared and are presented in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board. Additionally, aspects of the specific Brazilian legislation issued by ANEEL, particularly regarding the structure of accounts and the way of recording events were considered, aiming at standardizing the practices with other companies of the electric sector.

(b)	Use of estimates and judgments

The preparation of the financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the Company’s Management in the process of applying accounting policies. Those areas that require a higher judgment level and involve more complexity, as well as the areas in which assumptions and estimates are significant for financial statements, are disclosed in Note 2.21.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

2.2	Consolidation

(a)	Consolidated financial statements

The following accounting policies are applied in the preparation of the consolidated financial statements.

(i)	Subsidiary

The Company consolidates its wholly-owned Subsidiary Santo Antônio Energia S.A.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

The Subsidiary is an entity in which the Company holds control. The Company controls an entity when it is exposed to or is entitled to variable returns arising from its involvement with the entity or is capable of interfering in these returns due to the power it exercises on the entity. The Subsidiary is fully consolidated as from the date on which control is transferred to the Company. Consolidation is interrupted as from the date on which control ends.

Intercompany transactions, balances and unrealized gains between the companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence that the transferred asset is impaired. The accounting policies of the Subsidiary are amended as required to assure consistency with the policies adopted by the Company.

2.3	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value.

2.4	Financial assets

2.4.1	Classification

The Company and its Subsidiary classify their financial instruments in the loans and receivables category. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments upon initial recognition.

(a)	Loans and receivables

This category comprises receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables comprise the other accounts receivable and cash and cash equivalents. Loans and receivables are initially accounted for at their fair values and subsequently at their amortized cost, using the effective interest rate method. This category includes “Consumers and concessionaires”, which represent amounts receivable for the sale of energy, as well as “Cash and cash equivalents”, “Recoverable expenses” and “Deposits and guarantees”.

2.4.2	Recognition and measurement

Normal purchases and sales of financial assets are recognized on the trade date – the date on which the Company and its Subsidiary undertake to buy or sell the asset.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred; in the latter case, provided that the Company and its Subsidiary have transferred substantially all the risks and rewards of ownership. Loans and receivables are initially carried at fair value and subsequently at amortized cost, using the effective interest rate method.

The Company and its Subsidiary assess, at the end of each reporting period, whether there is objective evidence that assets are impaired.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

2.5	Prepaid expenses

Represented by assets arising from payments which provision of services will occur in a subsequent period and that will not be reimbursed and/or received in cash, nor represent physically existing assets (Note 8).

2.6	Other assets

Basically represented by inventories of materials used in the Company’s operation, advances to service providers and credits from employees.

2.7	Other current and non-current assets

These are stated at cost or realization values, including, as applicable, income earned to the balance sheet date related these assests. As applicable, asset elements arising from long-term operations are adjusted to present value, and from short-term operations are adjusted when there is a significant effect.

2.8	Property, plant and equipment

Recorded at acquisition cost or cost incurred in the construction of the assets. Includes the capitalization of charges on borrowings made specifically to finance projects, net of revenues earned with these funds. The measurement of capitalizable borrowing costs, in consolidated, considers all external borrowings of the Company and its Subsidiary as if they were only one economic entity. Therefore, it includes external charges raised by the Company and paid as capital in the Subsidiary. These charges are being appropriated on a monthly basis proportionately to the number of GUs under construction.

It also includes: (a) advances to suppliers for acquisition of goods that are part of property, plant and equipment; (b) inventory of goods for application in property, plant and equipment; (c) expenditures related to environmental actions for protection, monitoring, reforestation, recovery or compensation for social and environmental impacts; (d) expenditures incurred to the benefit of the hydroeletric plants as a whole.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

The depreciation of property, plant and equipment of the Subsidiary is calculated based on the useful lives established by ANEEL for the assets of hydroelectric power plants (table attached to ANEEL Regulatory Resolution 367, of June 2, 2009, amended by Regulatory Resolution 474, of February 7, 2012) or based on the concession period, whichever has the shortest useful life (technical guidance OCPC 05).

The Subsidiary adopts the straight-line method for depreciation of its assets.

2.9	Intangible assets

Represented by computer software licenses purchased which are capitalized and amortized over their estimated useful lives. And, also, by the “Use of public property” (“UPP”), which refers to a grant right arising from bidding processes in which the concessionaire delivers, or undertakes to deliver, economic funds in exchange for the right to exploit the object of the concession over the period set forth in an agreement. The payment of the UPP is made to the Federal Government on a monthly basis, since the beginning of commercial operation of the Subsidiary. It is recorded at the total present value of the UPP until the end of the Concession Agreement. During the construction phase, until the Subsidiary went into commercial operation, the moneraty adjustment was capitalized at the cost of intangible assets; after the start-up, moneraty adjustment was recognized as a finance cost in the result for the year.

2.10	Impairment of non-financial assets

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount, which represents the higher of an asset’s fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units). For the years ended December 31, 2014 and 2013, Management did not identify indicators that could require the recording of impairment losses for non-financial assets.

2.11	Trade payables

Trade payables refer substantially to amounts payable to the consortium responsible for the construction of the Santo Antônio HEP, charges for the use of the electric network, supply of electric energy and insurance contracts.

2.12	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of operations over the period the borrowings are outstanding using the effective interest rate method.

Financial instruments, including debentures, for which redemption is mandatory on a specific date, are classified as liabilities.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

Borrowings are classified as current liabilities unless the Company and its Subsidiary have an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Borrowing costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the entity and costs can be measured reliably (Note 2.8). The other borrowing costs are recognized as finance costs in the period in which they are incurred.

2.13	Advances from customers

Refers to advances from a customer to the Subsidiary, arising from the energy supply agreement.

2.14	Concessions payable

This is an obligation assumed by the Subsidiary in Concession Agreement 001/2008 of UPP to generate energy, to pay to the Federal Government a total of R$ 379,267, in equal monthly installments, as from the date the first GU went into commercial operation, on March 30, 2012 up to the 35th year of concession. The payment amount is moneraty adjustment annually based on the IPCA, and the total amount of the obligation is recorded at the total present value of the UPP until the end of the Concession Agreement discounted at the rate of 6.94% p.a. (Note 21).

2.15	Provision

Provision is recognized when the Company and its Subsidiary have a present obligation, either legal or not formalized, as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provision is measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to time elapsing is recognized as finance cost.

(a)	Social and environmental provisions

The Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA”) granted environmental licenses to the Subsidiary, and they impose conditions for the construction of the development. Such obligations, that are related to environment protection actions, monitoring, reforesting, recovery and compensation for social and environmental impacts, were estimated and are monitored by the Subsidiary’s Management. In compliance with OCPC05, these expenditures related to the construction were estimated and recorded as cost of property, plant and equipment, in Reservoir, dams and water mains (Note 23).

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

2.16	Current and deferred income tax and social contribution

The income tax and social contribution expenses for the year comprise current and deferred taxes. Taxes on income are recognized in the statement of operations, except to the extent that they relate to items recognized directly in comprehensive income (loss) or in equity. In such case, the tax is also recognized in comprehensive income (loss) or in equity.

The current income tax and social contribution are calculated on the basis of the Brazilian tax laws enacted or substantively enacted at the balance sheet date. Management periodically evaluates positions taken by the Company and its Subsidiary in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Management establishes provision where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income tax and social contribution are calculated using certain tax rates (and tax laws) enacted, or substantially enacted, at the balance sheet date, and that should be applied when the respective deferred tax asset is realized or when the deferred tax liability is settled.

A deferred income tax and social contribution asset is recognized only to the extent it is probable that future taxable profit will be available against which the temporary difference losses can be utilized.

Deferred income tax and social contribution liabilities are recognized in full.

Deferred income tax and social contribution liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax and social contribution assets and liabilities are related to the taxes levied by the same tax authority on the same taxable entity or different taxable entities where there is the intention to offset the balances on a net basis.

On May 14, 2014, Law 12,973 was enacted, revoking the Transitional Tax System (“RTT”) and making other provisions effective as from 2015. Early adoption for 2014 may eliminate potential tax effects, particularly those related to the payment of dividends and interest on capital effectively made until the date this law was published.

The Company analyzed the possible impacts that could arise from applying this new rule, and the early adoption of the provisions currently governed by that law should not have significant impact on the presentation of the financial statements.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

2.17	Other current and non-current liabilities

These liabilities are stated at known or estimated values, including, when applicable, the corresponding charges and moneraty adjustment incurred to the balance sheet date. As required, the liability elements arising from the long-term operations are adjusted to present value, and the others are adjusted upon a significant effect.

2.18	Share capital

Common shares are classified in equity.

2.19	Determination of income

Income is calculated on an accrual basis.

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s and its Subsidiary’s activities. Revenue is shown net of taxes, returns, rebates, discounts and research and development (“R&D”).

The Company and its Subsidiary recognize revenue when the amount of revenue can be reliably measured and when it is probable that future economic benefits will flow to the Company and its Subsidiary, as described below:

(a)	Sale of electric energy

Income from operations with electric energy is recognized in result on a monthly basis, in accordance with the delivery of energy volumes set forth in the energy sale and supply agreement. Income is not recognized if its realization is uncertain.

(b)	Finance income

Finance income is recognized based on the time elapsed on an accrual basis, using the effective interest rate method. This basically comprises interest income earned from financial investments maintained by the Company and its Subsidiary.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

2.20	Estimated impairment of financial assets

The Company and its Subsidiary assess whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. For the year ended December 31, 2013, Management did not identify objective evidence that could require the recognition of impairment losses on financial assets. However, for the year ended December 31, 2014, Management recognized impairment for “Recoverable expenses” (Note 7).

2.21	Critical accounting estimates and judgment

Accounting estimates and judgment are continuously assessed and are based on the historical experience and other factors, including expected future events considered reasonable for the circumstances.

Based on assumptions, the Company and its Subsidiary make estimates concerning the future. Actual results could differ materially from those estimates.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Deferred income tax, social contribution and other taxes

Deferred income tax and social contribution are calculated on the corresponding temporary differences between the tax calculation basis of assets and liabilities and the carrying amounts in the financial statements. These tax rates, currently established to determine the deferred taxes, are 25% for income tax and 9% for social contribution.

Deferred taxes asset are recognized to the extent it is probable that future taxable income is available for offset of temporary differences, based on projections of future results prepared and supported by internal assumptions and future economic scenarios that, therefore, may be changed.

(b)	Economic useful life of property, plant and equipment items

ANEEL is responsible for establishing the economic useful life of property, plant and equipment items of the Brazilian electric sector, with periodic reviews of estimates. The rates established by the agency are used to calculate indemnity at the end of the concession period and they are recognized as a reasonable estimate of the useful life of concession assets. Additionally, the depreciation of assets which are part of the Santo Antônio HEP original project is limited to the concession period, since there is no forecast of indemnity of a residual amount of these assets at the end of the concession. Accordingly, the useful lives established by ANEEL or the concession period was used as the basis to depreciate the property, plant and equipment items, whichever is the shortest period, since the Company and its Subsidiary understand that the useful lives established by ANEEL represent the useful lives of assets for accounting purposes.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(c)	Provision

The main provision recognized by the Subsidiary is “Social and environmental provision” (Note 23), and “Provision for contingencies” (Note 24).

Arising from obligations assumed before IBAMA, the estimate for “Social and environmental provision” is prepared and is currently reassessed by the Sustainability and Environment Executive Board of the Subsidiary, and it is also submitted for the approval of the Company’s Board of Directors, upon approval of the Company’s business plan. The “Provision for contingencies” is carried out based on the judgment of law firms retained and is validated by the Subsidiary’s lawyers.

(d)	Basis of preparation

At December 31, 2014, the Company and its Subsidiary posted excess liabilities over current assets in the amount of R$ 481,704, arising mainly from the account “Trade payables” (Note 14) and “Borrowings” (Note 15). To equalize the status of negative working capital, the Company counts on capital contribution to be made by its stockholders, and the Subsidiary counts on a pre-approved supplementary long-term credit facility in the amount of R$ 1,190,000.

In addition, the Company’s and its Subsidiary’s negative result for the year ended December 31, 2014 (R$ 2,208,060) arises mainly from expenditures with the Availability Factor (“FID”) (R$723,467), Generation Scaling Factor (“GSF”) (R$ 1,044,096) and purchases of energy for resale (R$ 1,156,907) for which the impacts will be mitigated, considering that: (i) the UHE Santônio Energia reached the physical guarantee of the original project in September 2014; (ii) the FID calculation was reviewed by ANEEL, pursuant to Regulatory Resolution 614/2014; and (iii) the new maximum limit for the Settlement Price for Differences, which will change to R$ 388.48/MWh from the current R$ 822.83/MWh .

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

3	Financial instruments and risk management

(a)	Overview

The Company and its Subsidiary operate with a number of financial instruments, including cash and cash equivalents, investments, trade payables and financing.

The purpose of the financial instruments operated by the Company and its Subsidiary is to manage the availability of its operations and to hedge against the effects of interest rate variations.

Risks involved in these operations are managed by financial market mechanisms aimed at minimizing the exposure of assets and liabilities, protecting the profitability of agreements and equity of the Company and its Subsidiary.

(b)	Risk management

The Company and its Subsidiary adopt operating and financial policies and strategies approved by their Managements, which regulate the exposure to credit risk in financial instruments, so as to ensure the value, liquidity, safety and profitability of its assets, and to maintain the indebtedness level and debt profile as established and the Company’s business plan and resolutions of the Board of Directors.

The most significant financial risks to be managed by the Company and its Subsidiary are:

(i)	Foreign exchange risk

Risk arising from changes in the foreign exchange rate in transactions already carried out, but for which receipt or payment will take place in the future.

Certain equipment items that will be used in the assembly of the Antônio HEP are purchased based on the quotation of Euro, and the fluctuation of that currency against the Real exposes the Subsidiary to a cash flow risk.

At December 31, 2014 and 2013, the Subsidiary did not have derivative financial instruments to hedge against this risk. At that date, the Subsidiary had, in the Santo Antônio HEP Implementation Agreement (Engineering, Procurement and Construction (“EPC”) Agreement), a balance of € 14,337 equivalent to R$ 46,266 (€ 9,659, at December 31, 2013, equivalent to R$ 31,163).

(ii)	Interest rate and inflation risk

The Subsidiary was exposed to risks of increase in interest and inflation rates at December 31, 2014. The agreement for construction of the Santo Antônio HEP is indexed to the General Market Price Index (“IGP-M”). A variation in this index will cause an increase in the investment cash flow.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

The Subsidiary is also exposed to the variation in the interest rate of borrowings. At December 31, 2014, Santo Antônio Energia S.A had borrowings in the amount of R$ 9,884,117, of which R$ 9,273,503 (Note 15 (a)), related to the borrowings from the National Economic and Development Bank (“BNDES”) , is pegged to the Long-Term Interest Rate (“TJLP”) and has R$ 3,165,277 (Note 16) in debentures pegged to the IPCA.

Additionally, the Subsidiary assumed, upon the execution of the Concession Agreement 001/2008 for UPP for generation of energy, the obligation to pay to the Federal Government the total amount of R$ 379,267, in monthly installments proportionate to the annual amount of R$ 11,852, annually adjusted by the IPCA (Note 21).

At December 31, 2014 and 2013, the Subsidiary did not have derivative financial instruments to hedge these risks.

(iii)	Commodity price risk

Commodity price risk is that related to the variation in the prices of raw materials (commodities). During the construction of the Santo Antônio HEP, the Subsidiary is exposed to the variation in the prices of the main raw materials used in its equipment items, such as Iron - Heavy Plate, Electrolytic Cooper, IPI-Metalúrgica (Col.32). The Subsidiary adopts the policy of monitoring monthly the commodity price risk.

(iv)	Credit risk

Credit risk of the counterparty exists due to the counterparty’s inability to comply with its financial obligations with the Company or its Subsidiary due to insolvency.

Aiming at managing this risk, the Company’s and its Subsidiary’s relationship with financial institutions are only with prime institutions with ratings provided by international agencies such as Fitch Rating, Standard & Poor’s and Moody’s Investor and duly approved by the Company’s Board of Directors through the Financial Risk Management Policy.

Part of the Subsidiary’s agreements for sale of energy is backed by rules of the commercialization of electric energy in the regulated environment. Additionally, the Subsidiary seeks to minimize its credit risks through guarantee mechanisms involving receivables from its customers and, as applicable, bank guarantees.

(v)	Liquidity risk

The Company and its Subsidiary permanently monitor short-, medium- and long-term, budgeted and actual cash flows, seeking to avoid possible mismatching and consequent financial losses, and to guarantee the liquidity requirements for operating needs. To equalize the negative working capital posted at the year ended December 31, 2014, the Company counts on capital contributions to be made by its stockholders, and the Subsidiary counts on a pre-approved supplementary long-term credit facility in the amount of R$ 1,190,000.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(vi)	Sensitivity analysis

Regarding the most significant risk of increased inflation, the Subsidiary estimates that, in a probable scenario, at December 31, 2015, the IPCA rate will be 6.39%. And for the most significant interest rate risk, the Company and its Subsidiary estimate that, in a probable scenario, at December 31, 2015, TJLP and CDI (Interbank Deposit Certificate) rates will be 5.5% and 12.35%, respectively.

The Company and its Subsidiary conducted a sensitivity analysis of the effects on consolidated results arising from an increase in rates of 25% and 50% in relation to the probable scenario, considered as possible and remote, respectively.

			At December 31, 2015
	Carrying amount at December 31, 2014	Estimated rates	Probable scenario	Possible scenario Risk increased by 25%	Remote scenario Risk increased by 50%
Assets
Cash and cash equivalents - CDI - (Nota 4)	241,129	12.35%	270,902	278,345	285,788

Liabilities
Debentures - IPCA - (Note 16)	(3,165,277)	6.39%	(3,367,615)	(3,418,199)	(3,468,783)
Borrowings (1) - TJLP - (Note 15)	(9,273,503)	5.50%	(9,783,546)	(9,911,056)	(10,038,567)
Concessions payable - IPCA - (Note 21)	(226,714)	6.39%	(241,206)	(244,830)	(248,453)
Social and environmental provisions - IPCA (Note 23)	(359,482)	6.39%	(382,462)	(388,206)	(393,951)

Net liabilities exposed	(12,783,847)		(13,503,928)	(13,683,946)	(13,863,966)

Net effect of variations			(720,080)	(900,098)	(1,080,119)

(1)	The analysis does not consider the borrowing from Banco da Amazônia S.A., for which financial resources arise from the Constitutional Fund for the Financing of the North Region (“FNO”). This borrowing is not pegged to the TJLP (Note 15(b)).

(c)	Derivatives

The Company and its Subsidiary may carry out operations with financial instruments to hedge market risks such as those arising from variations in the IGP-M and Euro quotations. The main risks that the Company and its Subsidiary want to reduce are cash flow risks, by regulating the main financial risk exposure arising from mismatch between uses and sources, such as: (i) commodity price risk; (ii) price indexers in the composition of assets and liabilities; (iii) the choice of mitigation instruments; and (iv) credit. Derivative instruments are used only in positions contrary to the Company’s or its Subsidiary’s exposure.

The risk management activity is governed by the Risk Management Policy (“Policy”) duly approved by the Board of Directors of the Company and subject to the responsibility of the Subsidiary’s Financial Executive Board, which is composed of professionals in charge of the main areas involved in the process, such as Treasury, Financial Planning, Tax and Accounting. The Policy establishes every characteristic of the risk management activity, including reports and control systems to monitor risks, methodologies to calculate exposure, limits and criteria to take counterparty and liquidity risks.

The Company’s and its Subsidiary’s strategy is based on the use of derivative financial instruments to mitigate market risks considered significant. The use of these instruments is subject to detailed analysis about pricing, competitive quotation, accounting impact and other follow-up techniques, particularly mathematical models adopted for the continuous monitoring of exposure.

The Company and its Subsidiary monitor and assess their risks periodically and adjust their strategies to market conditions. Entering into derivative financial instruments may have the purpose of protecting the stockholders’ assets and equity, and, therefore, leveraged or speculative positions with derivatives are not held.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

At December 31, 2014 and 2013, the Company and its Subsidiary did not have outstanding derivative financial instruments.

(d)	Capital management

By managing its capital, the purpose of the Company and its Subsidiary is to safeguard the capacity to continue as a going concern to offer return to the stockholders and benefits to the other stakeholders, in addition to pursuing the ideal capital structure to reduce this cost.

The financial leverage ratios at December 31 were:

Description	December 31, 2014	December 31, 2013
		(unaudited)

Borrowings (Note 15)	9,884,117	9,712,782
Debentures (Note 16)	3,165,277	2,180,422
Less: Cash and cash equivalents (Note 4)	(241,129)	(298,370)

Net debt (A)	12,808,265	11,594,834
Total equity	6,994,901	6,425,851

Total capital (B)	19,803,166	18,020,685

Financial leverage ratio (C = A/B x 100)	64.68%	64.34%

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(e)	Financial instruments by category

Assets as per balance sheet	December 31, 2014	December 31, 2013
		(unaudited)
Loans and receivables
Cash and cash equivalents (Note 4)	241,129	298,370
Consumers and concessionaires (Note 5)	280,934	191,677
Reimbursable expenses (Note 7)	786,006	853,954
Guarantee deposits (Note 10)	171,104	157,637

	1,479,173	1,501,638

Liabilities as per balance sheet	December 31, 2014	December 31, 2013
		(unaudited)
Financial liabilities at amortized cost
Borrowings (Note 15)	9,884,117	9,712,782
Debentures (Note 16)	3,165,277	2,180,422
Trade payables (Note 14)	1,186,313	314,699
Concessions payable (Note 21)	226,714	215,120
Collateral guarantee (Note 17)	279,837	248,035
Other liabilities, excluding legal obligations (*)	22,840	19,186

	14,765,098	12,690,244

(*)	Obligations arising from legislation are excluded from the balance, since this analysis is required only for financial instruments. The amount is basically represented by the sum of balances of personnel obligations and sundry creditors.

4	Cash and cash equivalents

	December 31, 2014	December 31, 2013
		(unaudited)

Cash funds	20	20
Checking account	777	205
Financial investments	240,332	298,145

	241,129	298,370

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

Financial investments with average return rate of 100.34% of the CDI variation are convertible into cash in less than 90 days and are subject to an insignificant risk of change in value.

5	Consumers and concessionaires

	December 31 2014	December 31 2013
		(unaudited)

Consumers - Industrial supply	69,340	81,991
Concessionaires - Conventional supply	211,594	109,686

	280,934	191,677

6	Income tax and social contribution recoverable
The balances of the accounts “Income tax and social contribution recoverable” in the amount of R$ 59,894 (2013 - R$ 53,999) recorded in current and non-current assets refer substantially to withholding income tax levied on the redemption of financial investments.

7	Recoverable expenses

	December 31, 2014	December 31, 2013
		(unaudited)
Current
Santo Antônio Construction Consortium(i)	51,567	131,996
Zurich Brasil Seguros (ii)		23,644
Santo Antônio Construction Consortium(iii)	1,383,211
(-) Provision for impairment (iii)	(678,551)

	756,227	155,640
Non-current
Santo Antônio Construction Consortium(iii)		669,271
Energia Sustentável do Brasil S.A . (iv)	29,779	29,043

	29,779	698,314

	786,006	853,954

(i)	In accordance with the Santo Antônio HEP Implementation Agreement entered into between the Subsidiary and the Santo Antônio Construction Consortium (“CCSA”), the Subsidiary must pass on to CCSA the cost for the purchase of the volume of energy (as provided by clause 31.1.1.1 of the EPC Contract – Agreed damages for delay), at the energy tariff price resulting from the Santo Antônio HEP auction (R$ 78.87/MWh) to allow for delays in the start-up of the GUs in relation to the schedule of the first amendment to Concession Agreement 001/2008;

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(ii)	Refers to amounts receivable from the insurance company by reason of expenses incurred due to the effects of erosion in the right margin downstream of the Madeira River, as provided in the civil liability policy. On September 19, 2014, the Subsidiary received from the insurance company the balance of the indemnity.

(iii)	CCSA submitted to the Subsidiary a start-up schedule, advancing for the second time the start-up date of the GUs, from May 1, 2012 to December 15, 2011. The Subsidiary then signed, on August 23, 2010, the second amendment to the Concession Agreement with ANEEL and signed with CCSA the referred commitment in the Implementation Agreement of the Santo Antônio HEP and in the “Terms and Conditions”. However, the start-up schedule of the GUs was not fully met, and the result thereof generated for the Subsidiary a reimbursement from CCSA.

To check the calculation of this reimbursable expenditure, CCSA requested the application of clause 31.1.2.1.1 of the EPC contract, which presents a contractual limit of R$ 122.00/MWh in passing on the cost for the purchase of the energy volume. In view of this fact, the management of the Subsidiary made, in 2014, additional analyses, including legal aspects, and changed its estimate of the asset’s realization value. Accordingly, an impairment of R$ 678,551 was recognized on the total reimbursable expenditure of R$ 1,434,778, to reflect the expected amount receivable of R$ 756,227. It is a normal adjustment of operating accounts.

The Subsidiary and the Consortium are discussing the case seeking to reach an agreement as to the form and term for the matter to be settled, as well as the applicability of the contractual limit of R$ 122.00/MWh.

(iv)	Refers to the commitment signed between the Subsidiary and Energia Sustentável do Brasil S.A. (“ESBR”) whereby the latter will compensate financially the Subsidiary for the change in location of the Porto Velho Collector Substation (SE Coletora), in order to satisfy the request of Porto Velho Transmissora de Energia S.A. This change has generated a cost decrease for ESBR as a result of the reduction, from what had been set forth in Public Auction Notice 006/08-ANEEL, of the extent of the transmission line which establishes the connection of the Jirau HEP with SE Coletora and an increase in the costs of the Subsidiary due to the need to increase, in relation to the provisions of Public Auction Notice 005/07-ANEEL, the extent of the transmission line which establishes the connection of the Santo Antônio HEP with SE Coletora. The commitment provides for the moneraty adjustment of the balance based on the IGP-M. The companies involved are discussing the form and term to settle this amount.

8	Prepaid expenses

Prepaid expenses is represented by insurance premiums which are charged to property, plant and equipment or to income (loss), depending on the item insured, on an accrual basis, in accordance with the effective term of the corresponding policies. At December 31, 2014, the amount recorded as prepaid expenses was R$ 37,821 in current assets and R$ 37,851 in non-current assets (2013 – R$ 29,871 in current assets and R$ 54,453 in non-current assets).

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

9	Taxes for offset

The balance of the “Taxes for offset” account, amounting to R$ 65,367 (2013 - R$ 3,693) recorded in current and non-current assets, refers substantially to PIS (Social Integration Program) and COFINS (Contribution to Social Security Financing) credits mainly determined on purchases of electric energy for resale.

10	Guarantee deposits

The balance of the “Guarantee deposits” account, amounting to R$ 18,158 in current assets corresponds, substantially, to the amount to cover the interest on the Subsidiary’s third issue of debentures, paid monthly, and R$ 152,946 (2013 - R$ 157,637) in non-current assets, corresponding to the amount equivalent to three times the amount of the last overdue installment, in compliance with the clauses of the financing agreement signed with BNDES, and to the amount of R$ 9,084 (basis Feb/2014), corresponding to R$ 9,455 in December 2014, which must be held in the O&M reserve account during the whole term of the Fiduciary Assignment Agreement.

11	Deferred income tax and social contribution asset

Deferred income tax and social contribution assets are calculated on temporary differences between the calculation basis of the tax on assets and liabilities and the carrying amounts in the financial statements. The rates of these taxes, currently defined to determine the deferred taxes, are 25% for income tax and 9% for social contribution.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

	December 31, 2014	December 31, 2013
		(unaudited)

Balance at the beginning of the year	8,956	10,209

Changes

RTT adjustments*
Issue of debentures transaction costs		(6,303)
Borrowings transaction costs		(22,321)
Amortization- Issue of debentures transaction costs	1,084
Amortization - Borrowings transaction costs	1,123
Amortization of temporary differences	(9,120)
Amortization of use of public property	19,473	26,225
Amortization of RTT - Carried out in accordance with the start-up of turbines. 1/44th per month/turbine is amortized	(2,608)	(1,288)

IRPJ - 25%	2,488	(921)
CSLL - 9%	896	(332)

Tax charge	3,384	(1,253)

Balance at the end of the year	12,340	8,956

*The RTT was created by Provisional Measure 449/08 and enacted into Law 11,941/09 on May 27, 2009. This law seeks to neutralize the tax impacts caused by the adoption of the new accounting criteria established by Law 11,638/07 of December 28, 2007, (Note 2.17).

The asset balance of deferred income tax and social contribution, of R$ 12,340 at December 31, 2014 (2013 - R$ 8,956) was calculated on temporary differences and adjustments of the RTT, recognized as a contra entry to income (Note 31).

On May 14, 2014 Law 12,973 was published, revoking the RTT and establishing other measures, which are effective as from 2015. Early adoption in 2014 may eliminate potential tax effects, especially related to the payment of dividends and interest on capital actually made up to the publication date of this law.

The Company has analyzed the possible effects that could be caused by this new law and the early adoption of the rules currently regulated by the law should not have significant impacts on these financial statements.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

12	Property, plant and equipment

		December 31, 2014			December 31, 2013
	Average annual depreciation rates %	Historical cost	Accumulated depreciation	Net amount	(unaudited) Net amount
Property, plant and equipment in use
Land	3.20%	67,171	(2,158)	65,013	52,341
Reservoirs, dams and water mains	3.30%	7,110,751	(237,844)	6,872,907	6,727,762
Buildings, civil works and improvements	3.42%	2,476,478	(111,429)	2,365,049	1,484,406
Machinery and equipment	4.05%	5,560,028	(276,688)	5,283,340	2,840,944

Total property, plant and equipment in use		15,214,428	(628,119)	14,586,309	11,105,453

Property, plant and equipment in progress
Land		483		483
Reservoirs, dams and water mains		2,018,200		2,018,200	1,751,425
Buildings, civil works and improvements		475,234		475,234	434,967
Machinery and equipment		976,118		976,118	1,841,204
Vehicles		2,893		2,893	2,078
Furniture and fixtures		4,724		4,724	2,748
In progress		1,578,291		1,578,291	2,067,677
Materials in storage		45,373		45,373	40,267
Advances to suppliers		1,100,364		1,100,364	1,368,484
Other		13,660		13,660	10,679

Total property, plant and equipment in progress		6,215,340		6,215,340	7,519,529

Total property, plant and equipment		21,429,768	(628,119)	20,801,649	18,624,982

Changes in property, plant and equipment for the years ended December 31 were as follows:

2014

	December 31, 2013	December 31, 2014
	(unaudited) Net amount	Inflows	Transfer to property, plant and equipment in use	Depreciation		Net amount

Property, plant and equipment in use
Land	52,341		14,226	-	1,554	65,013
Reservoirs, dams and water mains	6,727,762		292,152	-	147,007	6,872,907
Buildings, civil works and improvements	1,484,406		930,784	-	50,141	2,365,049
Machinery and equipment	2,840,944		2,612,825	-	170,429	5,283,340

Total property, plant and equipment in use	11,105,453		3,849,987		(369,131)	14,586,309

Land		483				483
Reservoirs, dams and water mains	1,751,425	1,029,183	(762,408)			2,018,200
Buildings, civil works and improvements	434,967	52,357	(12,090)			475,234
Machinery and equipment	1,841,204	909,776	(1,774,862)			976,118
Vehicles	2,078	5,324	(4,509)			2,893
Furniture and fixtures	2,748	1,976				4,724
To be apportioned	2,067,678	806,731	(1,296,118)			1,578,291
Materials in storage	40,267	5,106				45,373
Advances to suppliers	1,368,484	(268,120)				1,100,364
Other	10,679	2,981				13,660

Total property, plant and equipment in progress	7,519,530	2,545,797	(3,849,987)			6,215,340

Total property, plant and equipment	18,624,983	2,545,797			(369,131)	20,801,649

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

2013

	December 31, 2012	December 31, 2013
	(unaudited) Net value	Inflows	Transfer to fixed assets in use	Depreciation	(unaudited) Net value

Property, plant and equipment in use
Land	21,548		31	(603)	52,341
Reservoirs, dams and water mains	6,511,206		295,930	(79,374)	6,727,762
Buildings, civil works and improvements	639,088		900,706	(55,388)	1,484,406
Machinery and equipment	1,119,289		1,810,482	(88,827)	2,840,944

Total property, plant and equipment in use	8,291,131		3,038,514	(224,192)	11,105,453

Land	8,467	22,929	(31)
Reservoirs, dams and water mains	870,406	926,507	(45,488)		1,751,425
Buildings, civil works and improvements	717,713	432,622	(715,368)		434,967
Machinery and equipment	1,410,503	1,696,089	(1,265,388)		1,841,204
Vehicles	398	1,680			2,078
Furniture and fixtures	2,296	452			2,748
To be apportioned	2,023,225	1,025,327	(980,874)		2,067,678
Materials in storage	37,020	3,247			40,267
Advances to suppliers	1,944,658	(576,174)			1,368,484
Other	4,946	5,733			10,679

Total property, plant in progress	7,019,632	3,538,412	(3,038,514)		7,519,530

	1,531	3,538,412		(224,192)	18,624,983

Advances to suppliers refer mainly to 5% of the total amount of the Santo Antônio HEP Implementation Agreement, discounted from 5% of total services to be provided and equipment to be delivered, plus amounts estimated in the Santo Antônio HEP agreements signed for purchase of machinery and equipment. All of the advances made are for acquisition of property, plant and equipment items.

At the end of 2011, the Subsidiary started the unitization process, which consists of the inventory, valuation and registration of assets, rights and facilities in accordance with the Electricity Sector Asset Control Manual, Regulatory Resolution 367/09. When the 32 GUs went into commercial operation, R$ 15,214428 were unitized, as shown in the property, plant and equipment table of December 2014.

The Subsidiary adopts depreciation under the straight-line method. Depreciation is based on the amount of the asset proportionately to the number of GUs in operation that it serves in relation to the number of GUs that the asset will serve when the construction phase of the Santo Antônio HEP is concluded.

The Subsidiary has been depreciating land as the Santo Antônio HEP Concession Agreement does not provide for the extension of the concession and indemnity of the residual value of the assets at the end of the concession period.

In 2014, the Subsidiary capitalized to property, plant and equipment the amount of R$ 498,543 (2013 - R$ 621,793) corresponding to charges on borrowings obtained with the specific purpose of financing the construction of the Santo Antônio HEP.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

The Company capitalized to property, plant and equipment the financial charges of debentures totaling R$ 827,572, using the same criteria as the Subsidiary. Accordingly, the Company has R$ 614,497 recorded in property, plant and equipment in service and R$ 213,074 in property, plant and equipment in progress, which will be transferred to property, plant and equipment in service as the new GUs go into commercial operation.

At December 31, 2014, the Subsidiary had commitments amounting to R$ 792,237 related to the EPC contract for the construction of the hydroelectric enterprise.

13	Intangible assets

		December 31, 2014			December 31, 2013
					(unaudited)
	Average annual amortization rates %	Historical cost	Accumulated amortization	Net amount	Net amount
Intangible assets in use
Permanent easement	3.20%	737	(65)	672	695
Software	20.00%	8,734	(3,057)	5,677	7,424
Right of concession - UPP	3.52%	199,339	(17,542)	181,797	188,176

Total intangible assets in use		208,810	(20,664)	188,146	196,295

Intangible assets in progress
Software		8,227		8,227	6,675

Total intangible assets		217,037	(20,664)	196,373	202,970

Changes in intangible assets for the years ended December 31 were as follows:

2014

	December 31, 2013	December 31, 2014
	(unaudited)
	Net amount	Inflows	Transfer to intangible assets in use	Amortization	Net amount

Intangible assets in use
Permanent easement	695			(23)	672
Software	7,424			(1,747)	5,677
Right of concession - UPP	188,176			(6,379)	181,797

Total intangible assets in use	196,295			(8,149)	188,146

Total intangible assets in progress	6,675	1,552			8,227

Total intangible assets	202,970	1,552		(8,149)	196,373

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

2013

	December 31, 2012	December 31, 2013
	(unaudited)				(unaudited)
	Net amount	Inflows	Transfer to intangible assets in use	Amortization	Net amount

Intangible assets in use
Permanent easement	737			(42)	695
Software			8,734	(1,310)	7,424
Right of concession - UPP	194,555			(6,379)	188,176

Total intangible assets in use	195,292		8,734	(7,731)	196,295

Total intangible assets in progress	4,050	11,359	(8,734)		6,675

Total intangible assets	199,342	11,359		(7,731)	202,970

The Subsidiary has been amortizing the permanent easements as the Santo Antônio HEP Concession Agreement does not provide for the extension of the concession and indemnity of the residual value of the assets at the end of the concession period.

14	Trade payables

	December 31, 2014	December 31, 2013
Current		(unaudited)
Supply of electric energy	40,579	127,549
CCEE (purchase of short-term energy)	266,242	10,634
Charges for the use of electricity network	60,788	55,231
Materials and services (i)	354,444	116,102
Santo Antônio Construction Consortium (ii)	464,260

	1,186,313	309,516
Non-current
Materials and services (iii)		5,183

	1,186,313	314,699

(i)	At December 31, 2014, the balance of the account “Materials and services” (R$ 354,444) recorded in current liabilities, in addition to payables to suppliers of materials and services maturing in 2015, also comprised R$ 64,241 in EPC contract measurements delayed;

(ii)	Expenses incurred with strikes and stoppages occurred between 2009 and 2013, which resulted in the increase of the costs of the EPC contract due to productivity losses and the

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

granting of salary increases and other benefits to consortium workers, are recorded under the “Santo Antônio Construction Consortium” caption. In 2014, the Subsidiary settled the amount of R$ 232,800 thousand related to expenses incurred with strikes and stoppages between 2009 and 2012, which are guaranteed by CCSA, through enforceable guarantee upon the determination of the debts (strike effects) and credits (reimbursable expenditures).

The impacts arising from the Subsidiary’s pleas to ANEEL should be considered in calculating the reimbursable expenditures. At December 31, 2013, these amounts were presented under “Other provision”, in non-current liabilities.

(iii)	At December 31, 2013, the amount of R$ 5,183 in non-current liabilities refers to the installment of the engineering risks agreement between the Subsidiary and HDI Seguros, maturing in January 2015.

15	Borrowings

	Currency	Finance charges	December 31, 2014	December 31, 2013
				(unaudited)

BNDES - Indirect (a)	R$	TJLP	194,652	118,767
BNDES - Direct (a)	R$	TJLP	184,841	112,973
Banco da Amazônia S.A. - FNO (b)	R$	INTEREST of 10.0% p.a.	12,953	2,831

Current liabilities			392,446	234,571

	Currency	Finance charges	December 31, 2014	December 31, 2013
				(unaudited)
BNDES - Indirect (a)	R$	TJLP	4,522,461	4,524,481
BNDES - Direct (a)	R$	TJLP	4,371,549	4,375,012
Transaction cost to be amortized (CPC 08) - BNDES (a)	R$		(21,285)	(22,321)
Banco da Amazônia S.A. - FNO (b)	R$	INTEREST of 10.0% p.a.	618,946	601,039

Non-current liabilities			9,491,671	9,478,211

			9,884,117	9,712,782

(a)	BNDES

The installments released arise from the financing agreement with BNDES, the Direct Financing Agreement 08.2.1120.1 in the amount of R$ 3,092,586 and the Repass Agreement 01/2009 in the amount of R$ 3,042,586 through financial agents. A portion of the supplementary financing funds has also been released and both the Supplementary Direct Financing Agreement 12.2.1307.1 and the Supplementary Repass Agreement 01/2013 have the same amount of R$ 995,000 each.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(i)	Breakdown of funds (historical amounts):

	Direct portion	Indirect portion
Subcredit	BNDES	Santander	Bradesco	Banco do Brasil	Itaú - BBA	BNB	CEF	Banco da Amazônia	BES	Total	Total

“A”	1,612,571	185,500	180,200	296,051	71,550	206,170	530,000	100,700	42,400	1,612,571	3,225,142
“B”	912,776	105,000	102,000	167,576	40,500	116,700	300,000	57,000	24,000	912,776	1,825,552
“C”	198,827	22,872	22,218	36,502	8,822	25,420	65,348	12,416	5,228	198,826	397,653
“D”	14,154	1,628	1,582	2,598	628	1,810	4,652	884	372	14,154	28,308
“E.1”	137,642	15,833	15,381	25,270	6,107	17,598	45,239	8,595	3,619	137,642	275,284
“E.2”	166,616	19,167	18,619	30,589	7,393	21,302	54,761	10,405	4,381	166,617	333,233
“F”	50,000										50,000

	3,092,586	350,000	340,000	558,586	135,000	389,000	1,000,000	190,000	80,000	3,042,586	6,135,172

Supplementary
“G”	150,000	21,310	20,701	34,011	8,220		60,887		4,871	150,000	300,000
“H”	440,000	62,511	60,724	99,764	24,111		178,602		14,288	440,000	880,000
“K”	80,000	11,365	11,041	18,139	4,384		32,473		2,598	80,000	160,000

	670,000	95,186	92,466	151,914	36,715		271,962		21,757	670,000	1,340,000

	3,762,586	445,186	432,466	710,500	171,715	389,000	1,271,962	190,000	101,757	3,712,586	7,475,172

The referred financing agreement is intended for the implementation of the Santo Antônio HEP (Note 1). The main financing conditions are:

(ii)	Maturity of the installments – non-current (principal and charges)

	Non-current
	2015	2016	2017	2018	2019	After 2020	Total

Principal and Charges	194,347	386,237	435,988	485,740	492,306	6,899,392	8,894,010

	194,347	386,237	435,988	485,740	492,306	6,899,392	8,894,010

(iii)	Guarantees

(a)	Pledge of the total number of the Subsidiary’s shares owned by the Company, which are delivered to BNDES by means of a pledge of shares and other covenants agreement;

(b)	Fiduciary assignment between the Subsidiary and BNDES involving its ownership rights in view of the Concession Agreement for the UPP for the generation of electric energy, including the credit rights of its ownership related to Electric Energy Purchase and Sale Agreements and the CCEARs, Purchase of Carbon Emission Reduction Agreements, should they be signed, and conditional assignment of the agreement for the Santo Antônio Hydroelectric Plant execution project;

(c)	Stockholders’ support and other covenants to ensure payment of any obligations of the financing agreement;

(d)	Stockholders’ support to cover shortages that may occur during the execution of the project, in addition to frustration of the sources of funds established to be used in the project’s investments;

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(e)	Eletrobrás and Cemig guarantees to ensure payment of any obligations of the financing agreements and shortages that may occur during execution or frustration of the sources of funds established for the project;

(f)	Supplementary stockholders’ support and other covenants to ensure payment of any obligations of the supplementary financing agreement.

(iv)	Covenants

The financing contracted by the Subsidiary from BNDES, previously mentioned, contains covenants, among other restrictive clauses, on the relation between total assets and equity, which are being duly complied with by the Subsidiary, except for the debt service coverage ratio established by BNDES, minimum of 1.2, calculated in the period from January through December 2014, for which the Subsidiary obtained a waiver from all financial agents and debenture holders in December 2014.

(b)	Banco da Amazônia S.A.

The installments released arise from a financing agreement entered into by the Subsidiary and Banco da Amazônia S.A. on March 11, 2009, and approved based on Executive Board Decision 1.120/2008, of December 16, 2008, with the Company and its stockholders as intervening parties, in the total amount of R$ 503,420, which funds arise from the Constitutional Fund for the FNO. The objective of the referred financing agreement is the implementation of the Santo Antônio Hydroelectric Plant (Note 1). The main conditions of the financing are:

(i)	Maturity of the installments - non-current (principal and charges)

	Non-current
	2015	2016	2017	2018	2019	After 2020	Total

Principal and Charges	20,463	42,229	42,229	42,229	42,229	429,568	618,946

	20,463	42,229	42,229	42,229	42,229	429,568	618,946

(ii)	Guarantees and covenants

Banco da Amazônia shares the same guarantees and covenants presented in Note 15 (a) (iii) and (iv).

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(c)	Changes in borrowings

	Current	Non-current

Balance at December 31, 2013 (unaudited)	234,571	9,478,211

Finance charges accrued	372,227	397,420

Finance charges paid	(381,356)

Amortization of principal	(232,903)

Borrowings		15,000

Amortized transaction cost		947

Transfers	399,907	(399,907)

Balance at December 31, 2014	392,446	9,491,671

16	Debentures

(a)	Subsidiary – First issue

In September 2012, the Subsidiary entered into an agreement for the issue of 1,520,120 debentures non-convertible into shares, with real guarantee and additional guarantees, divided into two series, the first one received on October 25, 2012, in the amount of R$ 760,060 (R$ 770,448, moneraty adjustment up to the date of receipt) and the second series received on June 28, 2013, in the amount of R$ 760,060 (R$ 809,346, moneraty adjustment up to the date of receipt), with the Government Severance Indemnity Fund for Employees Investment Fund (“FI-FGTS”) as debenture holder, Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários as fiduciary agent and representative of the debenture holder and the Company as intervening consenting party.

The objective of this issue was to raise funds for the development, implementation and construction for the exploitation of the Santo Antônio HEP and its associated transmission system concession (Note 1).

Following is the breakdown of the principal and charges related to the first and second series of debentures:

				December 31, 2012		Payment on June 28, 2013
Issue	Unit value (in reais)	Maturity	Remuneration	Total	Charges for 2013	Restated principal	Charges

Fifth	R$ 1.00	September 30, 2013	IPCA +interest of 6.5% p.a.	403,065	28,111	(328,890)	(102,286)
Sixth	R$ 1.00	September 30, 2013	IPCA +interest of 6.5% p.a.	403,064	28,110	(328,889)	(102,285)

			Total current	806,129	56,221	(657,779)	(204,571)

(i)	Guarantees and covenants

FI-FGTS, as debenture holder, shares the same guarantees and covenants presented in Note 15 (a) (iii) and (iv).

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(b)	Subsidiary – Second Issue

In December 2012, the Subsidiary issued 4,200 non-convertible into shares unsecured debentures, with additional real and fiduciary guarantee, in a single series, received on January 24, 2013, in the moneraty adjustment amount of R$ 424,924. The unitary nominal value of the debentures is R$ 100, totaling R$ 420,000, with Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários as fiduciary agent representing the communion of debenture holders and the Company as intervening consenting party.

The objective of this issue was to raise funds for the development, implementation and construction for the exploitation of the Santo Antônio HEP and its associated transmission system concession (Note 1).

Following is the breakdown of the principal and charges related to the second issue of debentures:

					December 31, 2014
Issue	Unit value (in reais)		Maturity	Remuneration	Restated principal	Charges	Charges paid	Unamortized cost	Total

			Compensatory interest will be paid half-yearly
			12.27.2017 - 5.5% - Unit nominal value
Second	R$	100,000.00	12.27.2019 - 17.5% - Unit nominal value	IPCA + interest of 6,2% p.a.	473,747	55,927	(55,701)	(4,527)	469,446
			12.27.2020 - 25.0% - Unit nominal value
			12.27.2021 - 24.0% - Unit nominal value
			12.27.2022 - Restated balance of unit nominal value

					473,747	55,927	(55,701)	(4,527)	469,446

				Current liabilities					226

				Non-current liabilities					469,220

(i)	Guarantees and covenants

The debenture holders share the same guarantees and covenants presented in Note 15 (a) (iii) and (iv).

(c)	Subsidiary – Third Issue

On April 15, 2014, the Subsidiary issued 70,000 non-convertible into shares unsecured debentures, with additional real and fiduciary guarantee, divided into two series, totaling R$ 700 million, for public distribution, pursuant to Instruction 400 of December 29, 2003 of the Brazilian Securities Commission, with Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários as fiduciary agent and representative of the debenture holders and the Company as intervening consenting party. The two series were received between May 2 and 5, 2014, the first series totaling R$ 200 million (R$ 201 million moneraty adjustment up to the date of receipt) and the second series totaling R$ 500 million (R$ 504 million, moneraty adjustment up to the date of receipt).

The objective of this issue was to raise funds for making viable and implementing the 50 GUs of Santo Antônio HEP.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

The following is the breakdown of the principal and charges of the third issue of debentures:

								December 31, 2014

		Percentage of unit nominal value to be
Series	Unit value	amortized	Remuneration	Restated principal	Charges	Charges paid	Unamortized cost	Total

		April 15, 2020 - 16.4%
First	R$ 10,000.00	April 15, 2021 - 493%	IPCA + interest of 7.05% p.a.	207,049	10,203	(7,156)	(4,930)	205,166
		April 15, 2022 - Balance
		April 15, 2022 - 25,1%
Second	R$ 10,000.00	April 15, 2023 - 55,6%	IPCA + interest of 7.49% p.a.	518,815	27,083	(18,987)	(12,353)	514,558
		April 15, 2024 - Balance

				725,864	37,286	(26,143)	(17,283)	719,724

			Current liabilities					11,143

			Non-current liabilities					708,581

(i)	Guarantees and covenants

The debenture holders share the same guarantees and covenants presented in Note 15 (a) (iii) e (iv).

17	Performance bond

Refers to the withholding of 5% of the amount advanced on the agreements signed for the purchase of machinery and equipment for the Santo Antônio HEP, especially for the construction, transportation and assembly of the 44 energy generating turbines and control panels. The amount withheld is the guarantee of delivery of the products within the period of time established. At December 31, 2014, the amount of R$ 279,837 (2013 - R$ 248,035) is recorded in liabilities, of which R$ 95,188 (2013 – R$ 78,704) in current liabilities and R$ 184,649 (2013 – R$ 169,331) in non-current liabilities.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

18	Taxes and social contributions

	December 31, 2014	December 31, 2013
		(unaudited)

ICMS (tax on transactions regarding the circulation of goods)	8,736	6,919
ICMS difference of tax rates (i)	14,073
COFINS		1,980
PIS		408
INSS	790	1,049
ISS	5,975	5,914
Other	1,184	653

	30,758	16,923
Non-current

Difference in ICMS tax rates (i)	41,941

	41,941

	72,699	16,923

(i)	The Subsidiary opted for the tax benefit established in State Decree/RO 18.496, of January 8, 2014, which reduced to 2% the ICMS DA (Rate Differential), arising from the receipt of goods or assets intended for the installation, construction, operation and maintenance of the hydroelectric plant in interstate transactions. The balance of the tax payable of R$ 54,559, recorded in current and non-current assets, corresponds to receipts recorded in the period from 2009 to June 2014 and will be settled in 60 monthly installments starting July 2014.

Estimated installments of ICMS rate differential in non-current liabilities

2015	2,371

2016	10,090

2017	11,063

2018	12,035

2019	6,382

41,941

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

19	Estimated obligations related to personnel

	December 31, 2014	December 31, 2013
		(unaudited)

	4,349	4,042
Accrued vacation pay and thirteenth salary
Social charges (INSS and FGTS)	3,477	1,699

	7,826	5,741

20	Advances from customers

In 2011, the Subsidiary signed electric energy sale agreement 211/2011 with BTG Pactual with a term of supply from January 1, 2012 to December 31, 2014. The Subsidiary received on July 11, 2012 an advance of R$ 261,531.

On December 17, 2014, the Subsidiary signed with BTG Pactual two new agreements for the Sale of Conventional Electric Energy to supply energy during the months of December 2014 and January 2015. On December 18, 2014, BTG Pactual advanced R$ 154,789 as payment for these sales.

The amounts advanced are amortized monthly in accordance with the supply of energy contracted, as shown below:

	Non-current	Non-current

	Current	Current

Balance at January 01, 2013 (unaudited)	122,948	117,914

Monetary update - IPCA	6,464
Revenue recognition	(129,412)
Transfers	117,914	(117,914)

Balance at December 31, 2013 (unaudited)	117,914

Advances	154,789
Monetary update - IPCA	13,526
Revenue recognition	(239,545)

Balance at December 31, 2014	46,684

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

21	Concessions payable

	December, 31 2014	December, 31 2013
		(unaudited)
Usina Santo Antonio	226,714	215,120

(-) Current liabilities	(17,502)	(16,416)

Non-current liabilities	209,212	198,704

The Subsidiary entered into a Concession Agreement with the Federal Government covering the UPP for the generation of electric energy at the Santo Antônio HEP. The characteristics of the business and of the agreement indicate the condition and intent of the parties to execute it in full.

Aiming at adequately reflecting the pecuniary consideration and the respective obligation to the Federal Government, the amounts of the concession were recorded in intangible assets (Note 12) as a contra entry to liabilities.

Considering that the contractual amounts are future prices, the Subsidiary adjusted them to present value based on the reference discount rate on the date of assumption of the obligation. The discount rate used was 6.94% p.a.

The original amounts contracted, stated below and monetarily moneraty adjustment based on the IPCA annual variation, are being paid in 375 monthly installments from April 2012 (Note 1).

	Original value		Updated value
Plant / Years of payment	Monthly payment	Total payment	Monthly payment	Total payment

Usina Santo Antonio
De 04.2012 a 06.2043	1,011	379,267	1,441	511,120

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(a)	Changes

	Currents	Non-current	s

Balance at December 31, 2013 (unaudited)	16,416	198,704

Update - IPCA		31,776
Adjustment to present value		(3,125)
Payments	(17,057)
Transfers	18,143	(18,143)

Balance at December 31, 2014	17,502	209,212

(b)	Maturities of the concession payable recorded in non-current liabilities

2016	18,137
2017	18,611
2018	18,952
2019	19,27 3
2020	19,608
2021 a 2043	114,631

209,212

22	Regulatory and sector charges

	December, 31 2014	December, 31 2013
Currents		(unaudited)
Financial Compensation for the Use of
Water resources (CFURH) (i)	12,418	3,915
Research and development (ii)	22,139	10,046
Inspection fee - ANEEL (iii)	227	141

	34,784	14,102

(i)	The Financial Compensation for the Use of Water Resources, created by Law 7,990, of December 28, 1989, is calculated based on the effective monthly generation of hydroelectric power plants. It is intended to compensate municipalities affected by the loss of productive land caused by the inundation of areas for the construction of the reservoirs of hydroelectric plants. Of the amount of financial compensation collected monthly, 45% is allocated to the states, 45% to the municipalities, 3% to the Ministry of the Environment, 3% to the Ministry of Mines and Energy, and 4% to the Ministry of Science and Technology.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(ii)	In accordance with Law 9,991/2000, the generation concessionaires and licensees are obliged to invest at least 1% of their Net Operating Revenue in research and development projects. The funds for investment in R&D are distributed as follows: 40% for the National Fund for Scientific and Technological Development, 20% for the Ministry of Mines and Energy, and 40% for R&D projects regulated by ANEEL and managed by the Subsidiary. While not invested, the funds held by the Subsidiary are moneraty adjustment monthly based on the Selic (Special System of Clearance and Custody) rate variation.

(iii)	The Inspection Fee was established by Law 9.427/96, amended by Law 12,783/13 and its calculation is regulated by Decree 2,410/97. The rate is equivalent to 0.4% of the annual economic benefit gained by the concessionaire, permittee or licensee of the Electric Energy Public Service. Its annual amount is established by ANEEL.

23	Social and environmental provision

	December, 31	December, 31
	2014	2013
Current		(unaudited)
Environmental basic programs (i)	99,205	79,934
Environmental compensation (ii)	12,108	12,956

	111,313	92,890
Non-current
Environmental basic programs (i)	188,405	300,509
Environmental compensation (ii)	59,764	65,395

	248,169	365,904

	359,482	458,794

(i)	The Subsidiary’s Management estimates of the social and environmental expenses that the Subsidiry will incur in order to mitigate the impact caused by the construction to the Santo Antônio HEP, in compliance with the programs established in the Installation License 540/2008 and Operation License 1,044/2011 issued by IBAMA are recorded under the “Basic environmental programs” caption. These licenses establish that the following Basic Environmental Programs among others, be performed:

•	Groundwater Table Monitoring Program;
•	Seismological Monitoring Program;
•	Climate Monitoring Program;
•	Flora Monitoring Program;
•	Fauna Conservation Program;

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

•	Ictiofauna Conservation Program;
•	Public Health Program;
•	Relocation of Affected Population Program;

(a) Changes in environmental provision during the year ended December 31, 2014

	Current	Non-curren	t

Balance at December 31, 2013(unaudited)	79,934	300,509

Monetary update		20,928
Amortizations	(113,761)
Transfers	133,032	(133,032)

Balance at December 31, 2014	99,205	188,405

(ii)	The amount recorded in “Environmental compensation”, calculated based on Law 9,985/00 and on Decree 6,848/09, corresponds to 0.5% (R$ 56,159) of the reference value of the enterprise, established in Installation License 540/2008 and defined in Operation License 1,044/11, issued by IBAMA. These funds, which are used to compensate for environmental impacts caused by the construction work and which at December 31, 2014 amounted to R$ 12,108 in current liabilities (2013 – 12,956) and R$ 59,764 in non-current liabilities (2013 - R$ 65,395), are being moneraty adjustment based on the Selic rate, as instructed by IBAMA and ICMBio which replaced the IPCA-e moneraty adjustment index with Selic. IBAMA, by means of the Federal Environmental Compensation Committee (“CCAF”), resolved that the Environmental Compensation funds will be distributed among entities of the Municipality of Porto Velho (R$ 1,000), of the State of Rondônia (R$ 14,000) and of the Federal Government (R$ 41,159) moneraty adjustment up to the compensation date. The Subsidiary signed a Statement of Cooperation with the Municipality of Porto Velho and carried out all of the projects established for that entity at a cost of R$ 848, and a balance of R$ 336 remained to be invested. As to the other entities, the CCAF is consulting the managers so that they will indicate how the funds should be applied.

24	Provision for contingencies

(a)	Probable risk

Refers to the notice of infringement issued on December 23, 2008, by IBAMA of R$ 7,700. The reason for the notice is to impose a fine on the Subsidiary for alleged environment-damaging behavior characterized by the alleged mortality of 11,000 kg of various species of fish as a result of possible pollution in the cofferdams of the Santo Antônio HEP, in the Madeira River, city of Porto Velho, State of Rondônia.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

On January 13, 2009, the Subsidiary presented an administrative defense. On July 19, 2011, the IBAMA Technical Team informed about the increase in the amount of the fine and notified the Subsidiary to present the Final Allegations. On August 8, 2011, the Subsidiary presented a manifestation about the fine increase and Final Allegations. On November 25, 2014 the denial of the Subsidiary’s defense was received. On December 15, 2014, the Subsidiary filed an administrative appeal against the decision of denial. According to the understanding of its lawyers, a probable loss of R$ 9,664 related to the merits of the notice of infringement (2013 - R$ 8,697) and possible loss with respect to the penalty aggravations mentioned in the referred notice are expected.

(b)	Possible risk

At December 31, 2014, there are lawsuits amounting to R$ 1,592,155, as shown below, whose loss is considered possible. These lawsuits are periodically revalued by the Subsidiary’s legal advisors and management, and do not require the recognition of provision in the financial statements.

December 31, 2014

Labor (i)	9,195
Civil (ii)	1,208,056
Administrative - Environmental (iii)	13,122
Administrative - Tax (iv)	361,7 82

1,592,155

The following are the main lawsuits whose risk of loss is considered possible:

(i)	Labor

Various lawsuits, in most of which the Subsidiary is subsidiarily liable, in which the claimants seek, among others, the payment of overtime and health risk premium.

(ii)	Civil

The majority of civil lawsuits refer to indemnities sought by individuals who consider that they suffer the impact of the filling of the plant’s reservoir or who intend to increase the indemnities received on account of expropriations.

(iii)	Administrative - Environmental

Various notices of infringement related to environmental issues such as mortality of fish and ground clearance by fire in areas of the Subsidiary.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(iv)	Administrative - taxes

Administrative proceedings to discuss the non-homologation of requests for compensation formally submitted to the Special Federal Revenue Office, as well as to discuss compensation for withholding income tax.

25	Other provision

At December 31, 2014, R$ 176,698 refers to reimbursement to CCSA by the Subsidiary of costs related to the extension of the start-up schedule due to stoppages caused by strikes in the years from 2009 to 2013 (Act of God – force majeure events) at the Santo Antônio HEP construction site.

The amount of R$ 503,705, at December 31, 2013, was recorded in current under Trade payables (Note 14) at December 31, 2014.

26	Deferred income tax and social contribution liability

Deferred income tax and social contribution are calculated on temporary differences between the calculation bases of the tax on assets and liabilities and the carrying values in the financial statements. These tax rates, currently established to determine the deferred taxes, are 25% for income tax and 9% for social contribution.

Deferred taxes assets are recognized to the extent it is probable that future taxable income is available for offset of temporary differences/tax losses, based on projections of future results prepared and supported by internal assumptions and future economic scenarios that, therefore, may be changed.

Deferred income tax and social contribution liability is recognized in full.

At December 31, 2014, the deferred tax amount refers to temporary differences arising from the capitalization of financial charges.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

Changes in the deferred taxes account are as follows:

	December 31, 2014	December 31, 2013
		(unaudited)

Balance at the beginning of the year	277,654	266,360

Changes

RTT adjustments
Financial charges of debentures		24,456
Monetary variation of debentures		17,476
Gross cash flow hedge
Amortization of capitalized charges	(9,088)	(8,713)

	(9,088)	33,219

IRPJ - 25%	(2,272)	8,304

CSLL - 9%	(818)	2,990

Tax charge	(3,090)	11,294

Balance at the end of the year	274,564	277,654

27	Equity

(i)	Subscribed and paid-up capital

At December 31, 2014, the Company’s subscribed and paid-up capital amounted to R$ 9,455,706 (2013 – R$ 6,746,672) divided into 9,455,705,724 (2013 – 6,746,671,724) nominative common shares, without par value, whose ownership is distributed among the following stockholders:

	Amounts in R$ thousand
	December 31, 2014	December 31, 2013	Ownership interest (%) December 31, 2014
		(unaudited)

Cemig Geração e Transmissão S.A.***	915,667	674,667	10.00
Eletrobrás - Furnas **	3,710,332	2,631,202	39.00
Fundo de Investimento em Participações Amazônia Energia	1,914,135	1,349,335	20.00
Odebrecht Energia do Brasil S.A.	1,780,145	1,254,881	18.60
SAAG Investimentos S.A.***	1,135,427		12.40
Andrade Gutierrez Participações S.A*		836,587

	9,455,706	6,746,672	100.00

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

[1]	On May 27, 2014, stockholder Andrade Gutierrez Participações S.A. (“AGPAR”), transferred the totality of its ownership interest in the Company to SAAG Investimentos S.A. (“SAAG”).

SAAG is a corporation controlled by AGPAR which now holds all of the Company shares previously held by AGPAR. Consequently, there is no change in control as regards MESA.

In addition, AGPAR continues to be jointly responsible for all the obligations to be assumed by the new stockholder SAAG.

(ii)	Unpaid share capital

On October 21, 2014, in the minutes of the ESM, the Company’s capital increases of R$ 1,590,000 were approved, upon the issue of 1,590,000,000 registered common shares, for one real (R$ 1.00) each, to be paid up as follows: (a) R$ 810,000 upon subscription; (b) R$ 414,000 on October 25, 2014; and (c) the balance, corresponding to R$ 366,000 on January 10,2015. At December 31, 2014, the position was:

Shareholders	Ownership interest (%) December 31, 2014	Subscribed capital	Paid up Capital	Capital stock	Capital payments to suspended terms for exercise
Cemig Geração e Transmissão S.A.[3]	10,00%	81.000	81.000		78.000
Eletrobrás - Furnas [2]	39,00%	620.100	455.130	164.970
Fundo de Investimento em Participações
Amazônia Energia	20,00%	318.000	244.800	73.200
Odebrecht Energia do Brasil S.A.	18,60%	295.740	227.664	68.076
SAAG Investimentos S.A. [3]	12,40%	100.440	100.440		96.720

	100,00%	1.415.280	1.109.034	306.246	174.720

[2]	Eletrobrás – Furnas will, on January 8, 2015, make a supplementary capital contribution of R$ 22,230 related to the balance of its interest in the payment of R$ 414,000, pursuant to item (b) of the previous paragraph.

[3]	On November 19, 2014, SAAG and CEMIG Geração e Transmissão S.A. (“CEMIG”) filed an interlocutory injunction against MESA requesting the granting of an injunction for the suspension, until the judgment of merits by the Arbitration Court, which organization was requested on November 19, 2014, before the Market Arbitration Chamber, of the deadline for exercise, by SAAG and CEMIG, of the preemptive right for subscription and payment of its portion proportionate to MESA’s capital increase, in the amount of R$ 174,72 million, approved at the ESM of MESA held on October 21, 2014.

Additionally, the suspension of all effects of the resolutions related to SAAG and CEMIG and their interests in MESA was requested by the applicant stockholders, especially regarding the dilution and penalties set forth in MESA’s Shareholders Agreement.

The injunction was granted on November 21, 2014 by the 39th Civil Court of the Central Judicial District of São Paulo, and arbitration mentioned in the interlocutory injunction, if held, will be in secrecy, pursuant to the Arbitration Regulation of the Market Arbitration Chamber, and the Company will be a party thereto.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(iii)	Advance for future capital increase

On October 3, 2014, stockholder Odebrecht Energia do Brasil S.A. made an advance for future capital increase in the total amount of its interest in the payments established in the ESM held on October 21, 2014 (Item ii, above), R$ 295,740. At December 31, 2014, the balance of the advance for future capital increase was R$ 68,076, as shown below, which should be paid up in January 2015.

Advance for future capital increase in 03.10.2014	295,740
Capital increase in 10.21.2014	(150,660)
Capital increase in 10.27.2014	(55,800)
Capital increase in 12.09.2014	(21,204)

68,076

28	Net operating revenue

	2014	2013	2012
		(unaudited)	(unaudited)
Sale of energy to industries	662,227	915,470	327,961
Supply of electric energy	2,214,633	850,363	254,943
Short-term energy	12,608		4,114

	2,889,468	1,765,833	587,018

(-) Revenue deductions
R & D	(25,206)	(14,824)	(4,878)
ICMS	(84,171)	(115,978)	(44,148)
PIS and COFINS	(259,491)	(152,612)	(50,215)

	(368,868)	(283,414)	(99,241)

Net revenue from sale of energy	2,520,600	1,482,419	487,777

Share of net revenue related to the second advance schedule (Note 30)	(176,640)	(181,834)	(145,516)

Net operating revenue	2,343,960	1,300,585	342,261

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

At December 31, 2014, the Santo Antônio HEP had 32 GUs in commercial operation, totaling 2,218 average MW of physical guarantee. At December 31, 2013, there were 16 GUs in commercial operation, totaling 1.139,9 average MW of physical guarantee.

29	Operating expenses

(a)	Cost of electric energy service

	Years ended at December 31,
	Cost of services
	2014			2013			2012
	With electric energy	Of operation	Total	With electric energy	Of operation	Total	With electric energy	Of operation	Total
						(unaudited)			(unaudited)
Short-term energy - CCEE*	(1,782,604)		(1,782,604)	(134,354)		(134,354)	(27,167)		(27,167)
Energy purchased for resale	(1,156,907)		(1,156,907)	(1,066,033)		(1,066,033)	(452,445)		(452,445)
Use and connection charges	(533,204)		(533,204)	(287,608)		(287,608)	(110,517)		(110,517)
PIS/COFINS credits	321,428		321,428	137,640		137,640	54,587		54,587
Personnel		(34,558)	(34,558)		(19,060)	(19,060)		(2,169)	(2,169)
Materials		(3,652)	(3,652)		(1,511)	(1,511)		(943)	(943)
Third-party services		(17,065)	(17,065)		(24,996)	(24,996)		(30,202)	(30,202)
Depreciation and amortization		(375,533)	(375,533)		(230,612)	(230,612)		(39,580)	(39,580)
Other	108,805	(213,108)	(104,303)	716,184	(19,215)	696,969	366,399	(3,921)	362,478

	(3,151,287)	(643,916)	(3,686,398)	(634,171)	(295,394)	(929,565)	(169,143)	(76,815)	(245,958)

	(3,042,482)	(643,916)	(3,686,398)	(634,171)	(295,394)	(929,565)	(169,143)	(76,815)	(245,958)

*  In 2014, of the amount of R$ 1,782,604 spent in the short-term market - CCEE, R$ 1,044,096 refers to expenses related to the GSF and R$ 723,467 arises from expenditures with the FID.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

(b)	General and administrative expenses

	Years ended December 31,
	2014	2013	2012
		(unaudited)	(unaudited)

Staff and managers of the entity	(35,195)	(26,592)	(20,758)
Materials	(4,403)	(1,549)	(1,720)
Third-party service	(57,250)	(45,454)	(29,937)
Amortization	(1,747)	(1,311)
Rents and leases	(5,543)	(4,364)	(2,476)
Insurance	(19,551)	(11,178)	(7,659)
Taxes	(433)	(1,160)	(591)
Other	(14,728)	(8,821)	(2,259)

	(138,850)	(100,429)	(65,400)

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

30	Finance income and costs

	Years ended December 31,
	2014	2013	2012
		(unaudited)	(unaudited)
Finance income
Income from financial investments	25,472	9,770	4,501
Adjustment to present value	23,336	1,752
Other financial income	12,600	3,175	10,263
Local currency monetary variation	3,125	3,418
Loss on derivatives			19,045

	64,533	18,115	33,809

Finance costs
Debt charges	(537,076)	(234,986)	(57,454)
Monetary variation (Use of public property)	(31,776)	(27,627)	(17,686)
Transactions with investee’s derivatives			(5,042)
Local currency monetary variation	(120,380)	(43,936)	(20,229)
Charges on debentures		(8,440)	(11,229)
Other financial expenses	(108,527)	(8,907)	(155)

	(797,759)	(323,896)	(111,795)

Total	(733,226)	(305,781)	(77,986)

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

31	Deferred income tax and social contribution

Deferred income tax and social contribution are calculated on temporary differences and RTT adjustments, between the tax calculation basis on assets and the carrying amounts in the financial statements. These tax rates, currently established to determine the deferred taxes, are 25% for income tax and 9% for social contribution.

	Years ended December 31,

	2014	2013	2012
		(unaudited)	(unaudited)

RTT adjustment - Financial charges of debentures		(41,932)	(214,706)
RTT amortization - Amortization of capitalized financial charges	9,088	8,713	2,229
Issue of debentures transaction costs		(6,303)
Borrowing transaction costs		(22,321)
Amortization of temporary differences	(9,120)
Amortization - Issue of debentures transaction costs	1,084

Amortization - Borrowings transaction costs	1,123

Pre-operating expenses that, in accordance with the new CPCs, are accounted for in profit (loss); its tax effect however is eliminated			6,154

Amortization of Use of public property	19,473	26,225

Hedge effect in profit (loss)
Amortization of RTT - Carried out in accordance with the start-up of turbines. 1/44th per month/turbine is amortized	(2,608)	(1,288)	(346)

	19,040	(36,906)	(206,669)

IRPJ - 25%	4,760	(9,227)	(51,667)

CSLL - 9%	1,713	(3,321)	(18,599)

Tax charge	6,473	(12,548)	(70,267)

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

32	Related parties

		Balances at years ended December 31,				Amount of transactions at years ended December 31,
		Assets		Liabilities		Property, plant and equipment		Income			Expense
	Relationship with the Company	2014	2013	2014	2013	2014	2013	2014	2013	2012	2014	2013	2012
Current			(unaudited)		(unaudited)		(unaudited)		(unaudited)	(unaudited)		(unaudited)	(unaudited)
CEMIG Geração e Transmissão S.A	Parent company stockholder*	64,302	32,244	1,200	115			781,495	260,851	75,552	10,699	3,636
CEMIG Distribuição S.A	Common stockholder	12,296	5,462					85,747	28,645	301
Construtora Norberto Odebrecht	Common stockholder			124,068	42,842	465,499	593,978
Construtora Andrade Gutierrez S.A	Common stockholder			86,579	22,994	376,680	446,027
Odebrecht Serviços e Participações	Common stockholder			86,579	22,994	376,680	484,274
Odebrecht Energia do Brasil S.A	Parent company stockholder*			11,740	10,834						906
Andrade Gutierrez Participações S.A	Parent company stockholder*			363	335						28
Eletrobrás Furnas	Parent company stockholder*			4,174	547						44,040	49,217	20,830

Non-current
Construtora Andrade Gutierrez S.A	Common stockholder	34,896	39,509
Construtora Norberto Odebrecht	Common stockholder	74,711	109,497	15,914	14,988
Odebrecht Serviços e Participações	Common stockholder	27,596	40,902	48	48

		213,801	227,614	330,665	115,697	1,218,859	1,524,279	867,242	289,496	75,853	55,673	52,853	20,830

* Note 28

CEMIG Geração e Transmissão S.A. – The balance recorded refers to two agreements for the purchase and sale of electric energy in the Free Contracting Environment entered into on March 19, 2009, in which the Subsidiary acts as the seller of energy to CEMIG of variable amounts during a big part of the motorization period of Santo Antônio HEP, and one agreement is for 400 average megawatts and the other one for 250,4 average megawatts, effective between May 1, 2012 and December 31, 2027 and charges for the use of the network for energy transmission service.

CEMIG Distribuição S.A – The balance refers to CCEARs, related to the participation of CEMIG Distribuição S.A in ANEEL Auction 05/2007, in which 70% of Santo Antônio HEP energy assured was sold. Cemig Distribuição purchased from the Subsidiary 117.8 average megawatts with supply term between December 31, 2012 and December 31, 2041.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

Construtora Andrade Gutierrez S.A - The Subsidiary has an agreement for Implementation of the Santo Antônio HEP, as well as for installations of restricted interest transmission of the electricity powerhouse of Santo Antônio HEP with CCSA, in which Construtora Andrade Gutierrez S.A. takes part as the company responsible for the services of development of projects and civil works (Santo Antônio Civil Consortium).

Construtora Norberto Odebrecht S.A. and Odebrecht Serviços e Participações S.A - The Subsidiary has an agreement for Implementation of the Santo Antônio HEP, as well as for installations of restricted interest transmission of the electricity powerhouse of Santo Antônio HEP with CCSA, in which Construtora Norberto Odebrecht S.A. (“CNO”) and Odebrecht Serviços e Participações S.A. take part as the companies responsible for the services of development of projects and civil works (Santo Antônio Civil Consortium) and, additionally, CNO, for the management and performance of electromechanical assembly services.

Eletrobrás Furnas - The Subsidiary had an agreement for share of the communication infrastructure for operation of the Santo Antônio HEP, which was in force from November 2011 to April 2014; the agreement for the Owner’s Engineering Services, which is in force from December 17, 2008 to February 28, 2016. Additionally, the Subsidiary maintains with Eletrobrás Furnas transactions of charges for network use for the energy transmission service.

Odebrecht Energia do Brasil S.A. – The recorded balance refers to finance costs incurred for the works of the Santo Antônio HEP to occur within the schedule contemplated in the Concession Agreement. The balance is moneraty adjustment at TJLP plus 3.1%.

Andrade Gutierrez Participações S.A. The recorded balance refers to finance costs incurred for the works of the Santo Antônio HEP to occur within the schedule contemplated in the Concession Agreement. The balance is moneraty adjustment at TJLP plus 3.1%.

Management compensation

	Years ended December 31,
	2014	2013	2012
		(unaudited)	(unaudited)
Compensation	4,122	2,921	2,722
Profit sharing	4,876	1,857	1,331
Direct and fringe benefits	226	226	213

Total	9,224	5,004	4,266

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

33	Subsequent events

On January 8, 2015, stockholder Eletrobrás – Furnas contributed with R$ 22,230 related to the balance of its interest in the payment of R$ 414,000, pursuant to Note 27(ii).

On January 12, 2015, stockholder Fundo de Investimentos em Participações Amazônia Energia – FIP contributed with R$ 73,200, an amount corresponding to 20% of its interest in the capital contribution of R$ 366,000 set forth in the ESM held on October 21, 2014 (Note 27(ii)). Of this contributed amount, R$ 10,720 was paid on the same date and R$ 62,480 was recorded as Advance for future capital increase.

On January 12, 2015, the stockholder Eletrobrás – Furnas paid R$ 20,904, which corresponds to 14.64% of its portion in the capital contribution of R$ 366,000 set forth in the ESM held on October 21, 2014 (Note 27(ii)), and on that date the balance of R$ 121,836 was still to be contributed by that stockholder.

On January 12, 2015, R$ 9,970 was paid from the Advance for future capital increase carried out by stockholder Odebrecht Energia do Brasil (Note 27(iii)), and on that date the balance of R$ 58.106 in Advance for future capital increase of that stockholder remained to be paid.

On January 21, 2015, the stockholder Eletrobrás – Furnas contributed with R$ 83,616 more, which corresponded to 58.58% of its portion in the capital contribution of R$ 366,000 set forth in the ESM held on October 21, 2014 (Note 27(ii)), and on that date the balance of R$ 38,220 remained to be contributed by that stockholder.

On January 21, 2015, R$ 39,878 was paid from the Advance for future capital increase carried out by the stockholder Odebrecht Energia do Brasil (Note 27(iii)), and on that date the balance of R$ 18,228 in Advance for future capital increase of that stockholder remained to be paid.

On January 21, 2015, R$ 42.880 more was paid from the Advance for future capital increase carried out on January 12, 2015 by the stockholder FIP, and on that date the balance of R$ 19,600 in Advance for future capital increase of that stockholder remained to be paid.

On February 5, 2016, the Subsidiary received R$ 60,000 from the BNDES, R$ 30,000 of which related to the Direct Financing Agreement and R$ 30,000 related to the Repass Agreement. These funds are part of Subcredit “J”, payable in monthly installments between July 15, 2017 and March 15, 2034.

On January 10, 2016, the Federal Regional Court, 1st Region, as answer to interlocutory appeal, accepted the request for preliminary injunction to suspend the recalculation of the Availability Factor (FID) amount of Santo Antônio HEP, of approximately R$ 130 million in debits which would be settled at the Electric Energy Trading Chamber (CCEE) for the accounting cycle of October and November 2015, to be settled in February 2016, because CCEE had not granted to SAE the opportunity to exercise its right to full defense and adversary proceedings in view of the re-accounting calculation.

The Company’s Extraordinary General Stockholders Meeting held on March 2, 2016, approved the Company’s capital increase with the purpose of increasing the capital of wholly-owned subsidiary Santo Antônio Energia S.A., through the issue of 573,529,412 new nominative common shares, without par value, for the face value of sixty-eight centavos (R$ 0.68) each, totaling R$ 390,000. These issued shares were fully paid-up on March 8, 2016.

On March 8, 2016, the Subsidiary settled the Advanced Energy Purchase and Sale agreements with Furnas Centrais Elétricas S.A. and Odebrecht Comercializadora de Energia S.A. , as both companies opted for reducing in full the volume of energy, which supply by the Subsidiary was scheduled for the period from January 2017 to January 2020.

Madeira Energia S.A. - MESA and its subsidiary Notes to the consolidated financial statements at December 31, 2014 All amounts in thousands of reais unless otherwise stated

Brazilian Superior Court of Justice’s (“STJ”) decision published on April 11, 2016, has suspended the effects of the decisions that granted SAE an injunctive relief, in the ongoing Appeal (Agravo de Instrumento) N. 0036475-62.2015.4.01.0000/DF before the Federal Regional Court of Appeals of the 1st Region, in connection with the assessment of the Availability Factor – FID. This decision does not affect the Financial Statements dated March 31, 2016, since the remaining payable balance related to FID is accrued on this base-date, even though the Company is endeavoring efforts to revert such decision.

In the third quarter 2016, the Subsidiary settled R$ 234,510 balance to pay the repricing of the GSF (R$ 469,020), the outstanding balance of R $ 234,510 will be paid in 3 equal and consecutive monthly installments from October 2016, with IGP-M restatement plus 1% per month (p.m.).

On September 5, 2016, the Market Arbitration Chamber ( “CAM”) released the judgment which partially upheld the claims made by SAAG Investimentos SA (“SAAG”) and Cemig Geração e Transmissão S.A. (“Cemig”) within the scope of arbitration claim against Madeira Energia SA (“MESA”).

On September 20, 2016, the Company required clarifications of the terms and conditions of the arbitration award and the CAM has not yet answered.

*        *        *