Form 20-F
period 2015-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2016-10-11
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015 was:

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

EXPLANATORY NOTE

The filing of this annual report for 2015 was delayed because we required additional time to conduct an investigation into certain allegations relating to “Operação Lava Jato” (Operation Car Wash) and to complete the related disclosures in this annual report. We are filing our 2014 annual report on Form 20-F simultaneously with this annual report and the two annual reports should be read together.

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

Although no criminal charges have been brought against the Company as part of Lava Jato, the Brazilian Federal Prosecutor’s Office made investigations on irregularities involving certain of the employees of the Company, contractors and suppliers, as well as certain contractors and suppliers of special purpose entities (“SPEs”) in which Eletrobras holds minority interests, involved in the construction of power generation plants.

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

The Independent Investigation is subject to oversight by a commission that was created by the Board of Directors of Eletrobras on July 31, 2015. This commission is composed of Ms. Ellen Gracie Northfleet, a former Federal Supreme Court judge, Mr. Durval José Soledade Santos, former director of the Comissão de Valores Mobiliários (Brazilian Securities Exchange Comission), and Mr. Manoel Jeremias Leite Caldas, (the “Independent Commission”).

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

Since the start of the investigation, the Company replaced its entire Board of Directors, hired a new CEO and a Compliance Officer, and created an independent Compliance Department to help coordinate compliance across subsidiaries. The Risk Management and Compliance Officer and her team oversee implementation of the new compliance program and liaise on a weekly basis with compliance managers at each subsidiary.

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

The Independent Investigation includes findings related to bid-rigging and bribes that would have been paid by certain contractors and suppliers hired by subsidiaries of the Company, as well as certain contractors and suppliers of some of the SPEs not controlled by the Company.

The Independent Investigation includes findings related to bribes that would have been received by certain former personnel or personnel of subsidiaries or SPEs not controlled by the Company. The actions taken by the Company with respect to these people are mentioned below.

The Independent Investigation discovered bribes used to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, former personnel of subsidiaries or SPEs of Eletrobras and other individuals involved in payment schemes. Most of the alleged improper payments were made by the contractors and suppliers and by intermediaries acting on behalf of those contractors and suppliers.

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

To determine the impacts to be recognized or disclosed in the Company’s financial statements, management took into consideration the conclusions reached and findings identified by the Independent Investigation, as included on each one of the final investigation reports issued for the purpose of the financial statements which were approved by the Independent Commission and those in charge of the Company’s governance, namely, the Board of Directors, the Audit Committee (Fiscal Council) and the Board of Executive Officer. The Company concluded that, under International Accounting Standard IAS 16 – Property, Plant and Equipment, the amounts attributable to overpricing due to bribes and/or to bid-rigging deemed to be of an illicit nature, should not have been capitalized as part of the cost of its property, plant and equipment – PP&E or to in PP&E of its SPEs not controlled by the Company. Those amounts that had been capitalized as part of the contract price are not a cost attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

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

For the amounts attributable to illegal payments identified by the Company which relate to contracts/amendments entered after December 31, 2014, they have been adjusted in 2015 consolidated financial statements.

The Company did not identify any amounts after December 31, 2015 that may have been affected by the overpricing scheme.

Due to the length of, the Company expensed the total of R$ 195.1 million of capitalized costs representing estimated amounts that Eletrobras subsidiaries overpaid for the acquisition of property, plant and equipment since 2008 of which includes R$ 132.4 million and, as a result, a reversal of impairment provision recognized in 2014.. Likewise, the Company recognized a loss of R$ 91.5 million in its results of equity method investments related to certain equity investees (SPEs not controlled by the Company). The amounts included both the findings from the final reports of the Hogan Lovells independent investigation and also the corresponding borrowing costs and other capitalized charges.

Additionally, based on the final reports of the Independent Investigation relating to financial and accounting matters, the Company expensed in 2015 R$ 16.0 million related to contracts/amendments entered after December 31, 2014, of which R$ 11.5 million was related to a reversal of a previously recognized impairment provision.

These amounts were not reported in the Company’s consolidated financial statements for the years ended December 31, 2014 and December 31, 2015, filed in Brazil with the CVM, as those statements have a different date of authorization for issue, which results in certain events being recorded in different periods in these two sets of consolidated financial statement. An English translation of the 2015 financial statements as filed in Brazil was furnished to the Securities and Exchange Commission (SEC) on Form 6-K on April 26, 2016 and an English translation of our annual report for 2015 filed with the CVM in Brazil, Formulário de Referência, was furnished to the SEC on June 6, 2016. For a further discussion of certain differences between our 2015 financial statements filed with the CVM in Brazil and our 2015 consolidated financial statements included herein, see “Presentation of Financial and Other Information”.

Under Brazilian income tax legislation, amounts related to illegal acts are not recoverable, and accordingly, the adjustment does not have any income tax impact. Also, as the findings from the Independent Investigation relate to assets under construction, there is no depreciation expense impact.

The Company did not recognize in its consolidated financial statements any effects of potential overpricing other than the estimates related to briberies activities and bid-rigging deemed to be of an illicit nature, as the Independent Investigation did not conclude that such potential overpricing is linked to any illicit activity.

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

With respect to material weakness related to our internal controls over financial reporting we would like to clarify that:

(i) in relation to the controls of the Company over the financial reporting process, the Company did not maintain an effective control environment, especifically regarding the lack of timely remedial actions related to previous years, including the proper execution of management review controls comprising completeness analysis, materiality threshold definition and accuracy determination of data to certain controls reviewed;

(ii) the Company did not maintain adequate controls regarding the preparation of the financial statements and related disclosures, including related parties transaction reconciliation; monitoring controls regarding the financial situation and the related accounting reflects of the transactions made with suppliers (Furnas); and analysis, reconciliation and monitoring of consumed fuel (Amazonas);

(iii) the Company did not maintain effective internal controls regarding the adequate monitoring of the investments in specif purpose entities (SPEs), as well as for the related parties transactions, including failure to identify and monitor the physical and financial execution of the relevant investment projects evaluated under the equity method, lack of technical and financial terms review related to construction contracts before the bid process, adequate analysis of the proposals made by suppliers and lack of evaluation and monitoring of progress and budget of projects;

(iv) the Company did not have effective internal controls over the Risk, Corruption Prevention and Compliance Program, considering the requirements of the North American legislation (FCPA - Foreign Corrupt Practices Act) and also of the Brazilian legislation (Law 12.846/2013 - anti-corruption law);

(v) the Company did not maintain adequate internal controls that would avoid management override to the high level controls, including failure to communicate and to obtain adherence to the ethical values prescribed in the Company’s code of conduct, and an ineffective whistleblower channel due to inadequate comprehensiveness controls; and

(vi) ineffective controls related to payments and capitalization of fixed assets, that would result in future economic benefits as well as the approvals related to internal controls over the capitalization process.

In order to remedy the material weakness related to our internal controls over financial reporting and implementing a compliance program, our new Board of Directors, together with our new CEO, are currently developing a series of measures and initiatives called the Eletrobras 5 Dimensions Program. The “Eletrobras 5 Dimensions Program” is a company-wide plan that we are developing at the Board of Directors and senior management level and implementing throughout the Company, including its subsidiaries, in order to comply with international corporate governance standards, laws and regulations, including the U.S. Sarbanes-Oxley Act of 2002, the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), the Brazilian Anticorruption Law (Law no. 12,846/2013), the rules and guidelines issued by the U.S. Securities and Exchange Commission (SEC), the Brazilian Securities Commission (CVM), the Brazilian Institute of Corporate Governance (IBGC) and the Organisation for Economic Co-operation and Development (OECD), among others.

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

Our 2015 consolidated financial statements included herein include the accounting of three subsequent events that have a quantitative impact under IAS 10 – Events after the Reporting Period, as they provided evidence of conditions that existed at the reporting date. First, our 2014 and 2015 consolidated financial statements reflect the conclusions of the Investigations which resulted, respectively, in the expensing of costs of R$ 195.127 million and R$ 15.996 million that had been improperly capitalized to our assets and a reversal of impairment losses recorded of R$ 132.443 million and R$ 11.514 million, respectively. Likewise, in 2014, the Company recognized a loss of R$ 91.464 million in its results of equity method investments related to a certain equity investee not controlled by the Company, as mentioned on Note 4.XI to the financial statements. Second, at the time we filed our 2014 statutory financial statements with the CVM on March 30, 2015, we had made certain estimates with respect to the value of some claims against Eletrobras with respect to the inflation component in the compulsory loans contingencies. In the 4th quarter of 2015 there was an adverse decision by the Brazilian Supreme Court that required us to revise and add R$ 4.141 billion to our estimates relating to this matter. This additional provision was recorded as an adjusting event in our 2014 financials included in this annual report. Third, our 2014 financial statements included herein reflect the reversal of a R$ 1.1 billion provision that we had recorded in our 2015 statutory financial statements filed with the CVM in view of the November 2015 judicial decision that conceded the merit to the ICMS (value added tax) reimbursement claim dispute in favor to our subsidiary Amazonas Distribuidora, as a subsequent adjusting event that brought information about facts and circumstances existing as of December 31, 2014. In our statutory financial statements filed with the CVM, we reflected the second and third adjustments above in our 2015 financial statements and the first one will be recognized in our 2016 statutory financial statements and in the 2016 third quarter interim financial statement to be filed with CVM. We have no intention to restate or adjust our 2014 or 2015 financial statements filed with the CVM in Brazil, which speak as of their respective date of authorization for its issue.

The table set forth below describes the differences between our 2015 statutory Brazilian Consolidated Financial Statements filed with the CVM and our 2015 Consolidated Financial Statements included herein:

	12/31/2015	12/31/2014
		(R$ Thousand)
Loss for the year under statutory Consolidated Financial Statements (CVM Filed)	(14,953,658)	(2,962,502)

Reversal Impairment Angra 3 - 2014	—	129,799
Reversal Impairment Simplicio - 2014	—	2,644
Reversal Impairment Angra 3 - 2015	11,514	—
subsequent events - Compulsory Loan - 2015	4,141,503	(4,141,503)
subsequent events - Amazonas Energia - See Note 42	(1,100,499)	1,100,499
Investigation Findings Angra 3	(11,514)	(129,799)
Investigation Findings Simplicio	—	(2,644)
Investigation Findings Maua 3	(4,482)	(62,684)
Investigation Findings - equity (SPEs)	—	(91,464)

Total	3,036,522	(3,195,151)

Loss for the year under Consolidated Financial Statements (SEC Filed)	(11,917,136)	(6,157,653)

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

We revised our consolidated financial statements as of and for the year ended December 31, 2013. Subsequent to the issuance of our 2013 consolidated financial statements, which were originally approved for issuance by the Board of Directors on March 27, 2014, our management determined that the measurement of our finance leasing had to be corrected for an error. As a result, the consolidated financial statements have been revised and corrected in specific lines of the balance sheet and income statement from the amounts previously reported to reflect the assets and liabilities at the adjusted present value of the minimum lease payments. . The effects of this revision had no material impact on our net loss for the periods. See note 3.29 to our consolidated financial statements for the year ended December 31, 2014 for a description of the adjustment and its impact on our consolidated financial statements. Our financial information as of and for the years ended December 31, 2015, 2014 and 2013 reflects the effects of the adjustment and these consolidated financial statements are fully comparable. In 2013, we applied IFRS 11(Joint Arrangements) beginning on January 1, 2012, based on the issued amendments to IFRS 10, IFRS 11 (Joint Arrangements) and IFRS 12 revising the transition guidance to provide relief from full retrospective application.

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

Terms contained within this annual report have the following meanings:

•	Amazonas Energia, which engaged in generation, transmission and distribution in the State of Amazonas until 2015 when our shareholders approved its corporate split into Amazonas D and Amazonas GT;

•	Amazonas D or Amazonas Energia Distribuição: Amazonas Distribuidora de Energia S.A, a distribution company wholly owned by Eletrobras and operating in the State of Amazonas;

•	Amazonas GT or Amazonas Energia Geração e Transmissão: Amazonas Geração e Transmissão de Energia S.A., a generation and transmission company wholly owned by Eletrobras and operating in the State of Amazonas;

•	ANDE: Administración Nacional de Electricidad;

•	ANEEL: Agência Nacional de Energia Elétrica, the Brazilian Electric Power Agency;

•	Average tariff or rate: total sales revenue divided by total MWh sold for each relevant period, including unbilled electricity. Total sales revenue, for the purpose of computing average tariff or rate, includes both gross billings before deducting VAT and other taxes and unbilled electricity sales upon which such taxes have not yet accrued;

•	Basic Network: interconnected transmission lines, dams, energy transformers and equipment with voltage equal to or higher than 230 kV, or installations with lower voltage as determined by ANEEL;

•	BNDES: Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

•	Boa Vista Energia, formally known as Boa Vista Energia S.A., a distribution company operating in the city of Boa Vista, in the State of Roraima;

•	Brazilian Corporate Law: Law No. 6,404 of December 15, 1976, as amended;

•	Capacity charge: the charge for purchases or sales based on contracted firm capacity whether or not consumed;

•	CCC Account: Conta de Consumo de Combustível, or Fuel Consumption Account;

•	CCEAR: Contratos de Comercialização de Energia no Ambiente Regulado, contracts for the commercialization of energy in the Regulated Market;

•	CCEE: Câmara de Comercialização de Energia Elétrica, the Brazilian electric energy trading chamber;

•	CDE Account: Conta de Desenvolvimento Energético, the energy development account;

•	CEAL: Companhia Energética de Alagoas, a distribution company operating in the State of Alagoas (Ceal);

•	CELG-D: CELG-Distribuição S.A., a distribution subsidiary of Eletrobras;

•	Cepel: Centro de Pesquisas de Energia Elétrica, a research center of the Brazilian electric sector;

•	CEPISA: Companhia Energética de Piauí, a distribution company operating in the State of Piauí (Cepisa);

•	CERON: Centrais Elétricas de Rondônia, a distribution company operating in the State of Rondônia (Ceron);

•	CGTEE: Companhia de Geração Térmica de Energia Elétrica, a generation subsidiary of Eletrobras;

•	Chesf: Companhia Hidro Elétrica do São Francisco, a generation and transmission subsidiary of Eletrobras;

•	CMN: Conselho Monetário Nacional, the highest authority responsible for Brazilian monetary and financial policy;

•	CNEN: Comissão Nacional de Energia Nuclear S.A., the Brazilian national commission for nuclear energy;

•	CNPE: Conselho Nacional de Política Energética, the advisory agency to the President of the Republic of Brazil for the formulation of policies and guidelines in the Energy sector;

•	Concessionaires or concessionaire companies: companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987 (dated February 1995), as amended, and Law No. 9,074 (the Power Sector Law, dated July 7, 1995), as amended (together, the “Concessions Laws”);

•	Distribution: the transfer of electricity from the transmission lines at grid supply points and its delivery to consumers through a distribution system. Electricity reaches consumers such as residential consumers, small industries, commercial properties and public utilities at a voltage of 220/127 volts;

•	Distributor: an entity supplying electrical energy to a group of customers by means of a distribution network;

•	DNAEE: Departamento Nacional de Águas e Energia Elétrica, the Brazilian national department of water and electrical energy;

•	Electricity Regulatory Law: Law No. 10,848 (Lei do Setor Elétrico), enacted on March 15, 2004, as amended, and which regulates the operations of companies in the electricity industry;

•	Eletroacre: Companhia de Eletricidade de Acre, a distribution company operating in the State of Acre (Eletroacre);

•	Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments (formerly, Light Participações S.A. – LightPar);

•	Eletrobras: Centrais Elétricas Brasileiras S.A. – Eletrobras;

•	Eletronorte: Centrais Elétricas do Norte do Brasil S.A., a generation and transmission subsidiary of Eletrobras;

•	Eletronuclear: Eletrobras Termonuclear S.A., a generation subsidiary of Eletrobras;

•	Eletrosul: Eletrosul Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	Energy charge: the variable charge for purchases or sales based on actual electricity consumed;

•	Environmental Crimes Act: Law No. 9,605, dated February 12, 1998, as amended;

•	Final consumer (end user): a party who uses electricity for its own needs;

•	FND: Fundo Nacional de Desestatização, the national privatization fund;

•	Free consumers: customers that were connected to the system after July 8, 1995 and have a contracted demand above 3 MW at any voltage level; or customers that were connected to the system prior to July 8, 1995 and have a contracted demand above 3 MW at voltage level higher than or equal to 69 kV;

•	Free Market or ACL: Ambiente de Contratação Livre, the Brazilian unregulated energy market;

•	Furnas: Furnas Centrais Elétricas S.A., a generation and transmission subsidiary of Eletrobras;

•	GCE: Câmara de Gestão da Crise de Energia Elétrica, the Brazilian energy crisis management chamber;

•	Gigawatt (GW): one billion watts;

•	Gigawatt hour (GWh): one gigawatt of power supplied or demanded for one hour, or one billion watt hours;

•	High voltage: a class of nominal system voltages equal to or greater than 100,000 volts (100 kVs) and less than 230,000 volts (230 kVs);

•	Hydroelectric plant or hydroelectric facility or hydroelectric power unity (HPU): a generating unit that uses water power to drive the electric generator;

•	IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	IGP-M: Índice Geral de Precos-Mercado, the Brazilian general market price index, similar to the retail price index;

•	Installed capacity: the level of electricity which can be delivered from a particular generating unit on a full-load continuous basis under specified conditions as designated by the manufacturer;

•	Interconnected Power System or SIN: Sistema Interligado Nacional, systems or networks for the transmission of energy, connected together by means of one or more links (lines and/or transformers);

•	Isolated system: generation facilities not connected to the SIN;

•	Itaipu: Itaipu Binacional, the hydroelectric generation facility owned equally by Brazil and Paraguay;

•	Kilovolt (kV): one thousand volts;

•	Kilowatt (kW): 1,000 watts;

•	Kilowatt Hour (kWh): one kilowatt of power supplied or demanded for one hour;

•	Megawatt (MW): one million watts;

•	Megawatt hour (MWh): one megawatt of power supplied or demanded for one hour, or one million watt hours;

•	Mixed capital company: pursuant to Brazilian Corporate Law, a company with public and private sector shareholders, but controlled by the public sector;

•	MME: Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy;

•	National Environmental Policy Act: Law No. 6,938, dated August 31, 1981, as amended;

•	Northeast region: the States of Alagoas, Bahia, Ceará, Maranhão, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe;

•	ONS: Operador Nacional do Sistema Elétrico, the national system operator;

•	Power Sector Law: Law No. 9,074 of July 7, 1997, as amended;

•	Procel: Programa Nacional de Combate ao Desperdício de Energia Elétrica, the national electrical energy conservation program;

•	Proinfa: Programa de Incentivo às Fontes Alternativas de Energia, the program for incentives to develop alternative energy sources;

•	Regulated Market or ACR: Ambiente de Contratação Regulada, the Brazilian regulated energy market;

•	RGR Fund: Reserva Global de Reversão, a fund we administer, funded by consumers and providing compensation to all concessionaires for non-renewal or expropriation of their concessions used as source of funds for the expansion and improvement of the electrical energy sector;

•	Selic rate: an official overnight government rate applied to funds traded through the purchase and sale of public debt securities established by the special system for custody and settlement;

•	Small Hydroelectric Power Plants or PCHs: Pequena Central Hidrelétrica, hydroelectric power plants with capacity from 1 MW to 30 MW;

•	Substation: an assemblage of equipment which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system;

•	TFSEE: Taxa de Fiscalização de Serviços de Energia Elétrica, the fee for the supervision of electricity energy services;

•	Thermoelectric plant or thermoelectric power unity (TPU): a generating unit which uses combustible fuel, such as coal, oil, diesel natural gas or other hydrocarbon as the source of energy to drive the electric generator;

•	Transmission: the bulk transfer of electricity from generating facilities to the distribution system at load center station by means of the transmission grid (in lines with capacity between 69 kV and 525 kV);

•	TWh: Terawatt hour (1,000 Gigawatt hours);

•	U.S. GAAP: generally accepted accounting principles in the United States;

•	UBP Fund: Fundo de Uso de Bem Público, the public asset use fund;

•	Volt (V): the basic unit of electric force analogous to water pressure in pounds per square inch; and

•	Watt: the basic unit of electrical power.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report includes certain forward-looking statements, including statements regarding our intent, belief or current expectations or those of our officers with respect to, among other things, our financing plans, trends affecting our financial condition or results of operations and the impact of future plans and strategies. These forward-looking statements are subject to risks, uncertainties and contingencies including, but not limited to, the following:

•	general economic, regulatory, political and business conditions in Brazil and abroad;

•	interest rate fluctuations, inflation and the value of the real in relation to the U.S. dollar;

•	changes in volumes and patterns of customer electricity usage;

•	competitive conditions in Brazil’s electricity generation, transmission and distribution markets;

•	the effects of competition;

•	our level of debt and ability to obtain financing;

•	the likelihood that we will receive payment in connection with account receivables;

•	changes in rainfall and the water levels in the reservoirs used to run our hydroelectric power generation facilities;

•	our financing and capital expenditure plans;

•	our ability to serve our customers on a satisfactory basis;

•	existing and future governmental regulation as to electricity rates, electricity usage, competition in our concession area and other matters;

•	our ability to execute our business strategy, including our growth strategy;

•	adoption of measures by the granting authorities in connection with our concession agreements;

•	changes in other laws and regulations, including, among others, those affecting tax and environmental matters;

•	future actions that may be taken by the Brazilian Government, our controlling shareholder;

•	the outcome of the ongoing corruption Investigations and any new facts or information that may arise in relation to Operação Lava Jato, including any accounting, legal, reputational and political effects;

•	the outcome of our tax, civil and other legal proceedings, including class actions or enforcement or other proceedings brought by governmental and regulatory agencies; and

•	other risk factors as set forth under “Item 3.D, Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Background

The tables below present our selected financial data as of and for years ended December 31, 2015, 2014, 2013, 2012 and 2011. Our selected financial data as of December 31, 2015 and 2014 and for the three years ended December 31, 2013 were derived from our consolidated financial statements, which appear elsewhere in this annual report prepared in accordance with IFRS, as issued by the IASB. As in “Presentation of Financial and Other Information” and in further detail in note 3.29 to our audited consolidated financial statements, we also revised our selected financial data as of and for the year ended December 31, 2013 and 2012 as a result of an adjustment to reflect the assets and liabilities at the remeasured present value of the minimum lease payments.] You should read our selected financial data in conjunction with our consolidated financial statements and the related notes included in this annual report. Our selected financial data as of December 31, 2012 and 2011 and for the year ended December 31, 2011 were derived from our audited consolidated financial statements that are not included in this annual report. Because we did not restate these consolidated financial statements, and the related financial data to reflect the adoption of IFRS 11 at January 1, 2013, they are not comparable to our consolidated financial statements and the financial data as of and for the years ended December 31, 2015, 2014, 2013 and 2012. Following the completion of the Internal Investigation, the Company will continue to implement compliance procedures. Based on the findings to date, the Company does not expect these additional procedures to materially impact its financial statements in future periods.

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in CELG-D. This transaction closed on January 27, 2015 from R$ 59.5 million. Accordingly, the balance sheet of CELG-D is fully consolidated into our balance sheet as of December 31, 2014 and the results of operations and cash flows of CELG-D are fully consolidated into our income statement and cash flows from October 1, 2014. On May 13, 2015, the Brazilian Government enacted Decree No. 8,449, which included CELG-D in the National Privatization Program (PND, or Programa Nacional de Desestatização). Accordingly, Celgpar and we deposited our shares of CELG-D with the National Privatization Fund (FND, or Fundo Nacional de Desestatização). Our shareholders’ meeting held on December 28, 2015, approved the sale of our shares of CELG-D and since then CELG D has been available for sale. The privatization process was expected to be arranged by BM&FBOVESPA and to be held in the first half of 2016. However, the Commission of Bidding relating to the Privatization Auction of CELG-D, designated by the Ordinance PRESI 093/2016 – BNDES of June 29, 2016, announced on August 2016 that the bid was considered cancelled due to lack of bidders. Accordingly, the Investments Partnership Program of the Presidency of the Republic reviewed, on September 14, 2016, the privatization conditions approved by the National Council on Privatization (“CND”) and BNDES, in order to launch a new bid in 2016 to privatize CELG D. The Board of Investment Partnerships Program of the Federal Government approved the Resolution 7/2016 in the which is being listed the new minimum conditions and new price for sale, by Eletrobras, of its shareholding participation in CELG Distribuição S.A (“Celg-D”). The new market value approved by the PPI for CELG D is R$ 4.448 billion (four billion, four hundred forty-eight million). However, considering the debts and other liabilities in the amount of R$ 2.656 billion (two billion, six hundred fifty-six million), as of June 2016, the net value of CELG D is R$ 1.792 billion (one billion, seven hundred ninety-two million). In the privatization process, Eletrobras intends to sell its entire stake in CELG D, equivalent to 50.9% of the share capital. The shareholders of Eletrobras are invited to attend the Extraordinary General Meeting to be held on October 24, 2016 to deliberate about this sale. Since January 2016, Eletrobras is no longer consolidating the results of operations and cash flows of CELG-D.

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

A. Selected Financial Data

Consolidated Balance Sheet Data

	As of December 31,
	2015	2014	2013(1)	2012(1)	2011(2)
	(R$ thousands)
Assets:
Cash and cash equivalents	1,393,973	1,407,078	3,597,583	2,501,515	3,109,844
Marketable securities	6,842,774	3,730,345	6,095,908	6,352,791	11,031,953
Accounts Receivable	4,137,501	4,427,216	3,587,282	4,082,695	4,069,402
Financial asset of concession agreements	965,212	3,437,521	1,168,002	318,293	1,271,365
Loans and financings	3,187,226	2,696,021	2,838,503	2,611,830	2,622,304
Reimbursement rights	2,265,242	3,673,639	10,910,073	7,302,160	3,498,606
Indemnifications – Law 12,783	—	3,738,295	3,476,495	8,882,836	—
Assets helds for sale	4,623,785	—	—	—	—
Other Receivables	6,021,683	7,441,078	7,405,987	9,817,716	8,364,697
Total current assets	29,437,396	30,551,193	39,079,834	41,869,836	33,968,171
Total non-current assets	120,049,383	113,926,357	99,514,556	100,784,392	105,435,645

Total assets	149,486,779	144,477,550	138,594,389	142,654,228	139,403,816

Liabilities and shareholders’ equity:
Current liabilities	28,099,643	19,284,008	25,620,305	25,232,091	21,130,177
Non-current liabilities	79,806,543	71,540,193	51,396,788	49,352,870	41,057,471
Capital stock	31,305,331	31,305,331	31,305,331	31,305,331	31,305,331
Other shareholders’ equity	10,275,262	22,348,018	30,271,965	36,763,936	45,910,837

Total liabilities and shareholders’ equity	149,486,779	144,477,550	138,594,389	142,654,228	139,403,816

Non-controlling interest	(352,792)	308,949	195,198	196,648	372,659

(1)	We revised our consolidated financial statements as of and for the year ended December 31, 2013 and 2012. See note 3.29 to our consolidated financial statements for a description of the adjustment and its impact on our consolidated financial statements. Our financial information as of and for the years ended December 31, 2015, 2014, 2013 and 2012 reflects the effects of the adjustment and these consolidated financial statements are fully comparable.
(2)	We have not revised data for 2011 to reflect the adoption of IFRS 11 at December 31, 2013.

Consolidated Statements of Profit and Loss Data

	For the year ended December 31,
	2015	2014	2013(1)	2012(1)	2011(2)
	(R$ thousands)
Net operating revenue	32,588,838	30,137,807	23,835,644	28,014,296	29,532,744
Operating expenses / costs	(42,612,287)	(33,786,137)	(29,215,079)	(27,652,911)	(25,389,902)
Investigation Findings	(15,996)	(195,127)	—	—	—
Financial result	(1,699,025)	694,625	376,684	1,839,213	234,453
Result/(loss) before participation in associates and other investments	(11,738,470)	(3,148,832)	(5,002,751)	2,200,598	4,056,037
Result of participation in associates and other investments	531,446	(1,308,304)	177,768	612,202	482,785
Income/(loss) before effects of Law 12,783	(11,207,024)	(4,457,135)	(4,824,983)	2,812,800	4,538,822
Effects – Law 12,783	—	—	—	(10,085,380)	—

Income/(loss) before income tax and social contribution	(11,207,024)	(4,457,135)	(4,824,983)	(7,272,580)	4,538,822

	For the year ended December 31,
	2015	2014	2013(1)	2012(1)	2011(2)
	(R$ thousands)
Income tax and Social Contribution	(710,112)	(1,700,518)	(1,366,678)	490,642	(776,803)

Net income (loss) for the year	(11,917,136)	(6,157,653)	(6,191,661)	(6,781,938)	3,762,019

Attributable to controlling shareholders	(11,405,085)	(6,226,206)	(6,186,949)	(6,735,202)	3,732,565
Attributable to non-controlling shareholders	(512,051)	68,553	(4,712)	(46,736)	29,454
Net Income (loss) of the year per share	(8.43)	(4.60)	(4.57)	(4.98)	2.78

(1)	We revised our consolidated financial statements as of and for the year ended December 31, 2013 and 2012. See note 3.29 to our consolidated financial statements for a description of the adjustment and its impact on our consolidated financial statements. Our financial information as of and for the years ended December 31, 2015, 2014, 2013 and 2012 reflects the effects of the adjustment and these consolidated financial statements are fully comparable.
(2)	We have not revised data for 2011 to reflect the adoption of IFRS 11 at December 31, 2013.

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

The following table sets out our declared dividends for the periods indicated:

	Year
	2015(1)	2014(1)	2013(1)
	(R$ )
Common Shares	—	—	0.40
Class A Preferred Shares	—	—²	2.18
Class B Preferred Shares	—	—²	1.63

(1)	Interest on own capital.
(2)	In the Financial Statement of 31/12/2014 there was no Declared Dividends, but in our 55th Shareholders Meeting held on April 30, 2015we approved the payment of the balance of the profit reserve account in the amount of R$ 26 million in favor of our Class A Preferred shareholders and Class B Preferred shareholders.This amount was paid in 2015.

The following table sets forth a summary of dividends/interest on own capital declared per share for the periods presented, at the time declared.

Dividend per Share

	Declared		Paid(1)(²)		Declared		Paid(1)
	On 12/31/2011		On 5/29/2012		On 12/31/2012		On 9/20/2013
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	1.231779162	2.310571353	0.399210837	0.195356416	0.399210837	0.195356416	1.280047007	0.641820601
Preferred A	2.178256581	4.085973695	2.178256581	1.065944008	2.178256581	1.065944008	2.263612588	1.134984250
Preferred B	1.633692440	3.064480279	1.633692440	0.799458008	1.633692440	0.799458008	1.697709445	0.851238189

	Declared		Paid(1)(²)		Declared		Paid(1)
	On 12/31/2013		On 5/29/2014		On 12/31/2014		On 6/30/2015
	R$	U.S.$	R$	U.S.$	R$	U.S.$	R$	U.S.$
Common	0.39921083663	0.17640779347	0.39921083663	0.17640779347	0,00	0,00	0,00	0,00
Preferred A	2.17825658673	0.96255262339	2.17825658673	0.96255262339	0,00	0,00	0,10384693436	0,03340311183
Preferred B	1.63369244005	0.72191446754	1.63369244005	0.72191446754	0,00	0,00	0,10384693436	0,03340311183

(1)	Adjusted by Selic rate variation.

Exchange Controls and Foreign Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and since then, the real/U.S. dollar exchange rate has fluctuated considerably. Until early 2003, the value of the real declined relative to the U.S. dollar and then began to stabilize. The real appreciated against the U.S. dollar in 2004-2007. In 2008, as a result of the worsening of the global financial and economic crisis the real depreciated 31.9% against the U.S. dollar, and on December 31, 2008 the exchange rate of the real in relation to the U.S. dollar was R$ 2.34 per U.S.$1.00. In 2009, the real appreciated 25.5% against the U.S. dollar, due to improved economic conditions in Brazil. In 2010, the real appreciated 4.3% against the U.S. dollar. In 2011, the real depreciated 12.6% against the U.S. dollar. In 2012, the real depreciated 8.9% against the U.S. dollar. In 2013, the real depreciated 14.6% against the U.S. dollar. In 2014, the real depreciated 11.8% against the U.S. dollar. In 2015, the real depreciated 31.0% against the U.S. dollar. In the past, the Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian Government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. We cannot assure that the real will not continue to depreciate substantially or appreciate against the U.S. dollar in the near future.

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

	Reais per U.S. Dollar
Month	Period end	Average	Low	High
January 2016	4.0428	4.0524	3.9863	4.1558
February 2016	3.9796	3.9737	3.8653	4.0492
March 2016	3.5589	3.7039	3.5589	3.9913
April 2016	3.4508	3.5658	3.4508	3.6921
May 2016	3.5951	3.5393	3.4645	3.6168
June 2016	3.2098	3.4245	3.2098	3.6126
July 2016	3.2390	3.2756	3.2298	3.3388
August 2016	3.2403	3.2097	3.1302	3.2733
September 2016	3.2462	3.2564	3.1934	3.3326

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

As a response to allegations of potential illegal activities appearing in the media in 2015 relating to companies that provide services to the Company’s subsidiary Eletrobras Termonuclear S.A. – Eletronuclear, a subsidiary of Centrais Elétricas Brasileiras S.A., (“Eletronuclear”) (specifically, “NTU Angra 3” nuclear power plant), and to certain SPEs that Eletrobras holds a minority stake, Eletrobras’ Board of Directors, although not required to do so, hired the law firm Hogan Lovells US LLP on June 10, 2015 to undertake an independent internal investigation for the purpose of assessing the eventual existence of irregularities, including violations of the U.S. Foreign Corruption Practice Act (FCPA), the Brazilian Anticorruption Law and the Eletrobras code of ethics (the “Independent Investigation”). The independent investigation is subject to oversight by an Independent Commission (Comissão Independente para Gestão da Investigação), whose creation was approved by Eletrobras’ Board of Directors on July 31, 2015. This Commission is composed of Ms. Ellen Gracie Northfleet, a former justice of the Brazilian Supreme Court, Mr. Durval José Soledade Santos, a former director of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), and Mr. Manoel Jeremias Leite Caldas, the representative of minority shareholders.

The Company, Hogan Lovells and the Independent Committee have been closely monitoring the investigations and cooperating with Brazilian and United States authorities, including Federal Courts (Justiça Federal); Federal Prosecutors’ Office (Ministério Público Federal or “MPF); Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”); Council for Economic Defense (Conselho Administrativo de Defesa Economica or “CADE”) United States Department of Justice (“DOJ”), United States Securities & Exchange Commission (“SEC”), among others, and have responded to requests for information and documents from these authorities In instances where the Independent Committee identified contracts where irregularities may have occurred, Eletrobras evaluated those contracts and internal investigations and, when applicable, suspended those contracts. Eletrobras also took applicable administrative measures in relation to employees and officers involved in the irregularities identified by the investigation, including, when applicable, the suspension or termination of employees.

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

We cannot ensure that all of our employees and members of our management as well as the employees and members of management of the SPEs in which we hold ownership interest, or partners and third parties, will comply with our ethical principles. Any failure – real or perceived – to follow these principles or in complying with applicable governance or regulatory obligations could harm our reputation, limit our ability to obtain financing and otherwise have a material adverse effect on our results of operations and financial condition.]

If we are unable to remedy the material weaknesses in our internal controls, the reliability of our financial reporting and the preparation of our consolidated financial statements may be materially adversely affected.

Pursuant to SEC regulations, our management, fiscal council and internal auditors, evaluate the effectiveness of our disclosure controls and procedures, including the effectiveness of our internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. As a result of our management’s evaluation of the effectiveness of our disclosure, controls and procedures in 2015, our management determined that these controls and procedures were not effective due to material weaknesses in our internal controls over financial reporting. These material weaknesses included our lack of design and maintenance of effective operating controls over:

•	an effective control environment, especifically regarding the lack of timely remedial actions related to previous years, including the proper execution of management review controls comprising completeness analysis, materiality threshold definition and accuracy determination of data to certain controls reviewed;

•	adequate controls regarding the preparation of the financial statements and related disclosures, including related parties transaction reconciliation; monitoring controls regarding the financial situation and the related accounting reflects of the transactions made with suppliers (Furnas); and analysis, reconciliation and monitoring of consumed fuel (Amazonas);

•	effective internal controls regarding the adequate monitoring of the investments in specif purpose entities (SPEs), as well as for the related parties transactions, including failure to identify and monitor the physical and financial execution of the relevant investment projects evaluated under the equity method, lack of technical and financial terms review related to construction contracts before the bid process, adequate analysis of the proposals made by suppliers and lack of evaluation and monitoring of progress and budget of projects;

•	effective internal controls over the Risk, Corruption Prevention and Compliance Program, considering the requirements of the North American legislation (FCPA - Foreing Corrupt Practices Act) and also of the Brazilian legislation (Law 12,846/2013 - anti-corruption law);

•	adequate internal controls that would avoid management override to the high level controls, including failure to communicate and to obtain adherence to the ethical values prescribed in the Company’s code of conduct, and an ineffective whistleblower channel due to inadequate comprehensiveness controls;

•	effective controls related to payments and capitalization of fixed assets, that would result in future economic benefits as well as the approvals related to internal controls over the capitalization process.

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

On August 30, 2016, the company received a letter from the SEC in which it informed the company about the possibility of the SEC commencing de-registration proceeding because Eletrobras failed to timely file its annual reports on Form 20-F for 2014 and 2015 with the SEC. We believe that once we file our annual reports on Form 20-Fs for 2014 and 2015, the SEC will be less likely to commence de-registration.

Operação Lava Jato investigations are still ongoing and new information may be disclosed. As such, our estimates may be under or overestimated, which could thus lead to the need of resubmitting our financial statements and to a materially adverse impact in our operational income and financial status. This could impact the market value of our securities.

Given that the investigations of Operação Lava Jato are still ongoing Eletrobras may have to make certain adjustments in certain lines of its financial statements in case the investigations lead to a discovery by Eletrobras of materially relevant differences between the accounted amounts in such lines.

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

However the investigations under Operação Lava Jato are still ongoing and the Federal Prosecutors Office may take a considerable amount of time to conclude its investigation new relevant information may come to light in the future, which could cause Eletrobras to further adjust certain line items.

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

We are implementing our compliance program as part of the “Eletrobras 5 Dimensions Program proposed by the then existing General Conttroller’s office– CGU (Controladoria-Geral da União) for state-owned companies, in compliance with Decree 8,420/2015. Given the complexity of the new program, it may not be fully operational until early 2018. Our newly adopted practices will include: (i) the commitment of the company’s Board of Officers to implement the compliance program, the creation of the new Compliance Officer role as well as the periodic reporting directly to the Board of Directors and to the Fiscal Council related to the ongoing compliance procedures; (ii) the development of a corruption risk assessment program to identify and protect the areas of a company in the energy sector which are most vulnerable to corruption; (iii) formal guidelines for compliance with our Anti-Corruption Policy , training of the employees, members of the management and of the Fiscal Council of the guidelines and integration of a of the Code of Ethics and Conduct Commitments, including formalizing procedures to mitigate the risk of corruption; (iv) implementation of an independent whistleblower channel and training our employees regarding our compliance procedure and the risks of corruption; and (v) annual internal audits to evaluate our compliance, including implementing due diligence for third parties and conducting background checks when appointing the members of their Board of Directors, Board of Officers and Fiscal Council.

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

Further, the Brazilian Government enacted Law No. 13,182/2015 to regulate the terms for the renewal, for a further thirty years, of the generation concessions and including the Sobradinho, Itumbiara hydroelectric power plants. On November 3, 2015 Chesf renewed the concessions of the Sobradinho hydroelectric power plant and on January 7, 2016 Furnas approved the renewal of the concession of the Itumbiara hydroelectric power plant, but Furnas decision has not yet become effective. Up to this date the Itumbiara’s auction to sell energy has not yet taken place, being this one of the conditions to affect the renewal of the concession. Recently, Law No. 13,299/2016, enacted on June 21, 2016, amended certain provisions of Law No. 13,182/2015 with a view to make the sale of Itumbiara hydroelectric power plant’s energy more favorable and, consequently, make the renew of Itumbiara concession effective. However, we cannot guarantee that the legality of Law No. 13,182/2015 and of Law No. 13,299/2016 will not be questioned, neither that all conditions needed to turn the renewal of the Itumbiara concession into an economically feasible project will be met.

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

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not renew the concessions of Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia and that by December 31, 2017 Eletrobras will transfer the control of these distributions. The shareholders also approved that this distributions companies can be responsible for the distribution of public energy until December 31, 2017 if all the necessary funds for these companies to keeping their operations ongoing, perform maintenance and make new investments will be allocated by customer charges or government funding. The shareholders also approved to return, at any time, the distribution companies to Government control if control has not been transferred by December 31, 2017, or if the Federal Government, at any time, ceases to allocate resources to fund these companies or the tariff does not represent proper compensation. If Eletrobras returns these concessions, they will be subject to new bids in the future.

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

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As our cash flow from operations in recent years has not been sufficient to fund our capital expenditures, debt service and payment of dividends, our debt has significantly increased since 2012. Our total debt (including accrued interest) increased by 17.3% to R$ 46,398 million as of December 31, 2015, compared to R$ 39,539 million as of December 31, 2014 and to R$ 32,476 million as of December 31, 2013. Our debt, net of cash, cash equivalents and marketable securities, increased by 11.1% to R$ 37,966 million as of December 31, 2015 compared to R$ 34,177 million as of December 31, 2014 and to R$ 22,590 million as of December 31, 2013. 57.1% of our existing debt (principal), or R$ 46.4 billion, will mature in the next five years. In order to meet out growth objectives, maintain our ability to fund our operations and amortize scheduled debt maturities, we will need to raise significant amounts of debt capital from a broad range of funding sources.

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

We are party to a number of international and Brazilian financing facilities as borrower and guarantor. The bonds we issued in the international capital markets and our existing credit facilities require that we comply with a number of financial and non-financial covenants, such as the provision of financial statements by certain dates and the provision of an unqualified audit report, among others. We may not be able to comply with such covenants, which could trigger certain events of defaults and, consequently, permit the relevant lenders to accelerate the loans, potentially allowing other lenders to rely on their cross-acceleration provisions. For example, in March 2015 we received waivers from certain lenders with respect to the qualified audit report as of and for the year ended December 31, 2015 included in our consolidated financial statements as of and for the year ended December 31, 2015 as filed with the CVM in Brazil. We cannot guarantee that the relevant lenders will grant us waivers for any breaches of our covenants in the future, and any covenant breach may result in circumstances that usually lead to defaults in other financing.

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

We conduct our business mainly through our operating subsidiaries, including Eletronorte, CGTEE, Eletronuclear, Chesf, Furnas, Eletrosul, CEAL, Eletroacre, Amazonas Energia GT, Amazonas Energia D, CEPISA, CERON, Boa Vista Energia and, most recently, CELG-D. In addition, we and our subsidiaries invest in SPEs for the development of certain projects, such as the construction of our hydroelectric plants Santo Antonio and Jirau. For the purposes of Rule 3-09 of Regulation S-X, the SPEs that hold the Santo Antônio and Jirau projects are considered significant subsidiaries as of and for the year ended December 31, 2014. For the year ended December 31, 2015 the Rule 3-09 of Regulation S-X was not applicable. Our ability to meet our financial obligations is therefore related in part to the cash flow and earnings of our subsidiaries and SPEs and the distribution or other transfer of those earnings to us in the form of dividends, loans or other advances and payment. Some of our subsidiaries or SPEs are, or may in the future be, subject to loan agreements that require that any indebtedness of these subsidiaries or SPEs to us be subordinate to the indebtedness under those loan agreements. Our subsidiaries and any SPEs are separate legal entities. Any right we may have to receive assets of any subsidiary or SPE or other payments upon their liquidation or reorganization will be effectively subordinated to the claims of that subsidiary’s or SPE’s creditors (including tax authorities, trade creditors and lenders to such subsidiaries), except to the extent that we are a creditor of that subsidiary or SPE, in which case our claims would still be subordinated to any security interest in the assets of that subsidiary or SPE and indebtedness of that subsidiary or SPE senior to that held by us.

The amounts we receive from the Fuel Consumption Account are insufficient to cover costs related to thermoelectric generation of energy

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

In January 2014, ANEEL commenced an administrative proceeding determining that we reimburse the RGR Fund the historical amount of approximately R$ 2 billion. We appealed against this decision. On May 10, 2016, ANEEL dismissed the first appeal and determined that we indemnify the RGR Fund for that amount. In June 2016 Law No. 13,299/2016 was enacted. As a result, we have filed a new appeal requesting compliance with the new law. On September 27, 2016, ANEEL partially granted Eletrobras’ appeal. The company will reimburse the RGR fund in the amount of R$ 2,037.8 million (the historical amount of December 31, 2011). This amount will have to be adjusted by an annual interest of 5% due in monthly installments between January 2017 and the year 2026. Eletrobras disagrees with the amount of the inflation adjustment and, consequently, it will appeal against this decision. We cannot assure you, however, that this new appeal will be granted.

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

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not to renew the concessions of Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia and that by December 31, 2017 Eletrobras will transfer the control of these distributions, in compliance with Provisory Measure 735/2016. The shareholder salso approved that these distributions companies can be responsible for the distribution of public energy until December 31, 2017 if all the necessary funds for these companies to continue operating, perform maintenance and make new investments will be allocated by customer charges or government funding. The shareholders also approved to return, at any time, the distribution companies to Government control if control has not been transferred by December 31, 2017, or if the Federal Government, at any time, ceases to allocate resources to fund these companies or the tariff does not represent proper compensation. If Eletrobras returns such concessions, they will be subject to new bids in the future.

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

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor, tax and corporate claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2014, we provisioned a total aggregate amount of approximately R$ 13.1 billion in respect of our legal proceedings, of which R$ 236 million were related to tax claims, R$ 11.9 billion were related to civil claims and R$ 943 million were related to labor claims. As of December 31, 2015, we provisioned a total aggregate amount of approximately R$ 14.1 billion in respect of our legal proceedings, of which R$ 12.5 billion were related to civil claims and R$ 1 billion were related to labor claims. (See “Item 8.A, Consolidated Financial Statements and Other Information – Litigation” and note 31 to our consolidated financial statements).

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

Between July 22, 2015 and August 15, 2015, two putative securities class action complaints were filed against us and certain of our employees in the United States District Court for the Southern District of New York (SDNY). On October 2, 2015, these actions were consolidated and the Court appointed lead plaintiffs, Dominique Lavoie and the City of Providence. The plaintiffs filed a consolidated amended complaint on December 8, 2015 purportedly on behalf of investors who purchased our U.S. exchange-traded securities between August 17, 2010 and June 24, 2015, and filed a second amended complaint on February 26, 2016..

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

As of December 31, 2015 consumers have filed 5,216 lawsuits against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. Of those lawsuits, 1,834 have been decided against us and are currently being enforced during 2015.    In the third quarter of 2015, the STJ issued decisions defining the parameters for the method to calculate such executions, accepting some of the claims made by Eletrobras, although not entirely, causing adjustments to the calculation methods adopted by Eletrobras and the risk classification of these claims and consequent difference in the provision for contingencies. The total amount involved in these lawsuits is unadjusted for monetary restatement and required expert assessment to be estimated reliably. The total amount paid by Eletrobras in the outstanding lawsuits is approximately R$ 6.1 billion. In the course of enforcement proceedings, we have been required to pledge certain of our assets, consisting mainly of preferred shares held by us in other electricity sector companies. As of December 31, 2015 we have provisioned in our consolidated financial statements filed with CVM the amount R$ 9.3 billion to cover losses arising from unfavorable decisions on these lawsuits.

We are also involved in approximately 2,100 lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “obrigações da Eletrobras” and are subject to expiration, which has already passed. Although we believe that we have no further liability in respect of these bonds because they are expired, any legal interpretation that the bonds have not expired could adversely affect our results of operations and financial condition.

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

In 2015, the pension plans that we and our subsidiaries sponsor recorded a deficit of R$ 1.9 billion. In 2014, the deficit was R$ 2.2 billion. We contributed R$ 421.9 million and R$ 525.0 million to these pension plans in 2014 and 2015, respectively. Various pension plans which we sponsor are engaged in discussionswith PREVIC (Superintendência Nacional de Previdência Complementar), the pension plan supervisory body, to reduce or eliminate these plans’ deficits. If these discussions determine that the deficits need to be partially or fully reduced, they will require the pension plan beneficiaries and their sponsors, such as us, to make extraordinary contributions. The terms of these contributions, which will be agreed among the beneficiaries and sponsors, may be substantial and could adversely affect our results of operations and financial condition.

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

The Brazilian currency has experienced high degrees of volatility in the past, which after a relatively long period of stability, became extremely volatile again in 2014 and 2015. The Brazilian Government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms. Nevertheless, the exchange rate between the real and the dollar reached R$ 3.90 to U.S.$1.00 on December 31, 2015, R$ 2.66 to U.S.$1.00 on December 31, 2014 and R$ 2.34 to U.S.$1.00 on December 31, 2013.

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

Members of the federal government and the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressmen, resigned or have been arrested. Currently, elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during Operação Lava Jato being conducted by the Office of the Brazilian Federal Prosecutor.

Furthermore, in December 2015, the opening of impeachment proceeding was authorized against President Dilma Rousseff alleging non-compliance with the fiscal responsibility law. On April 17, 2016, the lower house of the Brazilian legislature voted to allow the Senate to commence the impeachment proceeding of President Dilma Rousseff. On May 12, 2016, the upper house of the Brazilian legislature determined that the impeachment proceeding was admissible and, accordingly, commenced an impeachment trial. During the 180-day trial period, the Vice-President of Brazil acted as President. On August 10, 2016, the Senate approved the report of its special impeachment committee which recommended that President Dilma Rousseff should be brought to trial by the upper house of the Brazilian legislature. On August 31, 2016, President Dilma Rousseff was found guilty, losing her mandate and Vice-President Michel Temer took office for the remainder of the term of January 1, 2019. In September 2016 the result of the impeachment proceedings was appealed to the Supreme Court of Brazil (Supremo Tribunal Federal). The court has not ruled on this appeal.

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

As Brazil experience an unusually severe drought between 2012 and 2015, its energy generation was below its expected levels. Following the enactment of Law No. 12,783, only generation companies which hold concessions which were not renewed pursuant to its terms and are due to expire remain exposed to this risk. As some of our subsidiaries hold concessions due to expire we and our subsidiaries are exposed to this risk. Accordingly, in the event that there are unfavorable hydrological conditions our results of operations and financial condition may be affected. As this risk is systemic, and even though we are currently adopting strategies to reduce the impact of this risk, we cannot guarantee that this risk will be completely mitigated or avoided.

In addition, we act as commercial agent of the energy generated by Itaipu in the regulated market making available the total volume of energy agreed to the quota holders. Accordingly, the hydrological risks cannot be mitigated. Although there are expenses associated with the commercialization of energy, these expenses are only indemnified in the subsequent year, which significantly impacted our cash flows. However, following the enactment of Decree No. 8,401/2015, after considering the MRE, the Itaipu generation hydrological risk must be assured by distribution concessionaires when defining the tariffs, and not in the subsequent year. Accordingly, from 2015 onwards we will no longer bear expenses related to Itaipu hydrological risks. However, we cannot guarantee that we will not incur expenses relating to power generated by Itaipu. We depend on approval from the relevant regulatory authorities to increase tariffs for the power generated, despite the fact that we have the right to certain indemnification payments pursuant to Law No. 8,401/2015, as discussed above.

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

Although we are filing our 2015 annual report on Form 20-F and our 2014 annual report on Form 20-F on this date, we cannot assure that, in the discretion of the NYSE, our ADS will not be delisted, or that they will resume trading on the NYSE. If our ADS were to be delisted, there could be no assurance whether or when it would again be listed for trading on the NYSE or another U.S. exchange. Further, the market price of our ADS might decline and become more volatile, and our ADS holders may find that their ability to trade in our ADS would be adversely affected. In addition, institutions whose charters do not allow them to hold securities in unlisted companies might sell our ADS, which could have a further adverse effect on the price of our ADS and underlying shares.

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

Additionally, in accordance with the Brazilian Corporate Law Law 6,404/1976, if Eletrobras posts net income for the year which is characterized, in whole or in part, as not having been financially unrealized, according to the parameters defined in this law, the management may choose to incorporate a reserve of unrealized profits, thus not declaring dividends. Also, according to the legal criteria, the amount of profits allocated to this reserve shall be paid to the shareholders in the period when the profit which is subject to this retention be financially realized.

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2015, we controlled approximately 32% of the installed power generating capacity within Brazil. Through our subsidiaries, we are also responsible for approximately 47.1% of the installed transmission capacity above 230 kV in Brazil. Our revenues derive mainly from:

•	the generation of electricity and its sale to electricity distribution companies and free consumers;

•	the transmission of electricity on behalf of other electricity concessionaires; and

•	the distribution of electricity to end consumers.

For the year ended December 31, 2015, we derived 52.7%, 16.4% and 29.9% of our net operating revenues (before eliminations) from our electricity generation, transmission, and distribution businesses, respectively. For the year ended December 31, 2015, our net revenues after eliminations were R$ 32.6 million, compared to R$ 30.1 million for the year ended December 31, 2014.

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

Capital Expenditures

In the last three years, as per the table below, we have invested an average of R$ 11.0 billion per year in expansion, modernization, research, infrastructure and environmental quality. Approximately 53.5% was invested in our generation segment, 33.6% in our transmission segment and the balance in our distribution segment and other investments.

Nature of Investments (R$ Millions)	2015	2014	2013
Subtotal Own Investments	6,059.52	6,264.54	7,259.06
Generation	2,162.98	2,182.88	2,630.91
Transmission	1,855.35	2,111.04	2,281.84
Distribution	791.20	577.46	741.17
Maintenance - Generation	330.97	393.75	427.40
Maintenance - Transmission	405.51	477.95	472.21
Maintenance - Distribution	212.19	151.35	204.38
Outros (Research, Infrastructure and Environmental Quality)	301.33	370.10	501.16
Subtotal Financial Investments	4,334.26	5,140.80	3,964.71
Generation	3,181.30	3,703.65	3,219.39
Transmission	1,152.96	1,437.14	745.32
Total	10,393.79	11,405.33	11,223.77

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

Under the EPE 10 Year Plan, it is estimated that Brazil will have 211,615 km of transmission lines and 206.4 GW of installed generation capacity by 2024 from 138.8 GW in 2014. These investments by Brazil will represent approximately R$ 376 billion. As the current largest market participant based on length of transmission lines, we expect to participate in the majority of these new investments. In accordance with the Business Plan, whose numbers and targets are under review, we believe that from 2015 to 2019 we will invest approximately R$ 50.3 billion in our generation, transmission and distribution businesses. Our Business Plan is under review. For these investments, we expect to use the funding derived from our net cash flows as well as from accessing national and international capital markets and through bank financing.

Our capital expenditures for fixed assets, intangible assets and concession assets in 2015, 2014 and 2013 were R$ 7,678 million, R$ 6,181.4 million and R$ 5,712 million, respectively.

B. Business Overview

Strategy

Our main strategic objectives are to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector. In order to achieve these objectives, our main strategies are as follows:

•	Expand and improve efficiency in our generation and transmission business. Our business is focused on our core operations in the Brazilian generation and transmission markets. Our strategy is to select and optimize opportunities that arise in the auction process for new generation plants and transmission lines in accordance with the Electricity Regulatory Law. By focusing on generation and transmission, we believe that we will be able to maximize profits by improving efficiency in the operation and maintenance of our assets and capitalizing on opportunities arising from greenfield projects or from the selective acquisition of existing assets. Our recently released Corporate Strategy Plan for 2015 to 2030 reinforces our target to achieve a global leadership position in clean energy production by 2030, while maintaining our rates of return at competitive levels, as set forth in our Vision of the Eletrobras System for 2030: “To be among the top three global clean energy companies and among the ten largest electric energy companies in the world, with profitability comparable to the sector’s best and being recognized by all its stakeholders.”

•	Limit our exposure to our distribution business. During the Extraordinary General Meeting of Shareholders held on July 22, 2016, the shareholders approved not to renew the concessions of Companhia Energética do Piaui - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia and that by December 31, 2017 Eletrobras will transfer the control of these distributions. The shareholders also approved that this distributions companies can be responsible for the distribution of public energy until December 31, 2017 if all the necessary funds for these companies to keeping their operations ongoing, perform maintenance and make new investments shall be allocated by customer charges or government funding. The shareholders also approved to return, at any time, the distribution companies to Government control if control has not been transferred by December 31, 2017, or if the Federal Government, at any time, ceases to allocate resources to fund these companies or the tariff does not represent proper compensation. If Eletrobras returns such concessions, they will be subject to new bids in the future.

•

We seek to maintain high corporate governance standards and to promote sustainability in order to enhance our brand value as well as the market appreciation of our stock. Our shares are listed on three stock markets: the São Paulo Stock Exchange – BM&FBOVESPA (ELET3 and ELET6), in which it is listed as Corporate Governance Level 1; the Madrid Stock Exchange (XELTO and XELTB), through the LATIBEX Program; and the New York Stock Exchange – NYSE (EBR and EBR-B), in which it trades Level 2 American Depositary Receipts (ADRs), although currently our

ADRs are suspended from trading on the NYSE and the NYSE is seeking to de-list our ADRs, we are appealing to the NYSE’s not to de-list our ADRs. During the time our ADRs are suspended from trading, they are trading on the over the counter market in the United States (the “OTC”). We use compliance with the numerous regulations from the stock exchanges as a roadmap for the continuous implementation of best practices in corporate governance. Our current corporate governance standards fully reflect the orientations of our newly released Corporate Strategic Plan for 2015 to 2030 and are included in the audit and administration manuals, the internal regulations of the Board of Directors and Audit Committee as well as our by-laws. The investigation we have undertaken reflects the importance that we place on corporate governance standard and adherence with the FCPA – Foreign Corrupt Practices Act and also the Brazilian Anticorruption Law No.12,846 which took effect on January 29, 2014. For further information regarding the Investigation, see the “Explanatory Note.” We believe that the continuing improvement of our corporate governance standards will help us achieve growth, profitability and increased market share as a result of the positive effect these standards have on our brand, both domestically and internationally. As part of this strategy, we established controls and procedures, in accordance with the Sarbanes Oxley Act of 2002. For a further discussion of our internal controls please see “Item 15 – Controls and Procedures” and “Risk Factors – Risks Relating to our Company – If we are unable to remedy the material weaknesses in our internal controls, the reliability of our financial reporting and the preparation of our consolidated financial statements may be materially adversely affected.” In addition, we are a signatory to the United Nations Global Compact, the world’s largest corporate responsibility initiative, and, for the ninth consecutive year, were selected as a member of BM&FBOVESPA’s ISE Corporate Sustainability Index. From 2011 to 2016, we have been included in the Dow Jones Sustainability Emerging Markets Index. We believe that inclusion in these indices, and registration with organizations recognized for the most stringent governance standards in the world will enable us to significantly raise our global profile and reputation. We strive to maintain our leadership in an increasingly competitive market, positioning ourselves as a company that emphasizes social and environmental responsibility as a path to maintaining business sustainability, providing career development prospects as well as a good working environment for our employees and improved living standards for the communities that live close to our facilities and plants. In order to maintain our present market share, we are committed to the expansion of our generation, transmission and distribution businesses, focusing on improving the performance of our investments as well as our operational efficiency, restructuring our management model and expanding into international markets.

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

Generation

Our principal activity is the generation of electricity. Net revenues (including financial revenues at the holding company level) from generation represented 52.7%, 62.8% and 65.5% of our net operating revenues (before eliminations) in the years ended December 31, 2015, 2014 and 2013, respectively.

Pursuant to Law No. 5,899, of July 5, 1973, and Decree 4,550, of December 27, 2002, Eletrobras must sell all energy produced by Itaipu to distribution companies in the Southern, Southeastern and midwestern regions in Brazil (see “Item 5, Operating and Financial Review and Prospects – Electric Power Market – Itaipu”).

We had an installed capacity of 45,391 MW as of December 31, 2015, 44,156 MW as of December 31, 2014 and 42,987 MW as of December 31, 2013. The increase in capacity over these periods reflects continuous growth. Additionally, we have approximately 12,634 MW in planned projects throughout Brazil through 2018, which are currently under construction, and we have feasibility studies in partnership for an additional capacity of approximately 26,984 MW.

The map below shows the geographic location of our generation assets as of December 31, 2015:

Concessions

As of December 31, 2015, we operated under the following concessions/authorizations granted by ANEEL for our generation businesses:

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin

Operational projects

CGTEE
Candiota III – Phase C	Rio Grande do Sul	Thermal	350.00	July, 2041	January, 2011
P. Médici (Candiota)	Rio Grande do Sul	Thermal	320.00	July, 2015	January, 1974

Chesf
Araras	Ceará	Hydro	4.00	July, 2015	February, 1967
Boa Esperança (Castelo Branco)	Piauí	Hydro	237.30	December, 2042	January, 1970
Camaçari(1)	Bahia	Thermal	346.80	August, 2027	February, 1979
Complexo de Paulo Afonso e Piloto	Bahia	Hydro	4,281.60	December, 2042	January, 1955
Curemas	Paraíba	Hydro	3.52	November, 2024	June, 1957
Funil	Bahia	Hydro	30.00	December, 2042	March, 1962
Luiz Gonzaga (Itaparica)	Pernambuco	Hydro	1,479.60	December, 2042	February, 1988
Pedra	Bahia	Hydro	20.00	December, 2042	April, 1978
Sobradinho	Bahia	Hydro	1,050.30	February, 2052	April, 1979
Xingó	Sergipe	Hydro	3,162.00	December, 2042	April, 1994

Eletronorte
Coaracy Nunes	Amapá	Hydro	78.00	December, 2042	October, 1975
Complexo de Tucuruí	Pará	Hydro	8,535.00	July, 2024	November, 1984
Curuá-Una	Pará	Hydro	30.30	July, 2028	April, 1977
Rio Acre	Acre	Thermal	45.49	April, 2025	December, 1994
Rio Branco I(3)	Acre	Thermal	18.65	July, 2020	February, 1998
Rio Branco II(3)	Acre	Thermal	32.75	July, 2020	April, 1981
Rio Madeira(2)	Rondônia	Thermal	119.35	September, 2018	April, 1968
Samuel	Rondônia	Hydro	216.75	September, 2029	July, 1989
Santana	Amapá	Thermal	177.74	September, 2019	March, 1993
Santarém(4)	Pará	Thermal	18.75	Indefinido	June, 1914
Senador Arnon Afonso Farias de Mello	Roraima	Thermal	85.99	August, 2024	December, 1990

Furnas
Batalha	Minas Gerais	Hydro	52.50	August, 2041	May, 2014
Corumbá I	Goiás	Hydro	375.00	December, 2042	April, 1997
Funil	Rio de Janeiro	Hydro	216.00	December, 2042	April, 1969
Furnas	Minas Gerais	Hydro	1,216.00	December, 2042	March, 1963
Itumbiara	Goiás/Minas Gerais	Hydro	2,082.00	February, 2020	February, 1980
Luis Carlos Barreto (Estreito)	SP/Minas Gerais	Hydro	1,050.00	December, 2042	January, 1969
Manso(5)	Mato Grosso	Hydro	212.00	February, 2035	October, 2000
Marimbondo	SP/Minas Gerais	Hydro	1,440.00	December, 2042	April, 1975
Mascarenhas de Moraes	Minas Gerais	Hydro	476.00	October, 2023	April, 1973
Porto Colômbia	Minas Gerais/SP	Hydro	320.00	December, 2042	March, 1973
Roberto Silveira (Campos)	Rio de Janeiro	Thermal	30.00	July, 2027	April, 1977
Santa Cruz(6)	Rio de Janeiro	Thermal	500.00	July, 2015	March, 1967
Serra da Mesa(5)	Goiás	Hydro	1,275.00	November, 2039	April, 1998
Simplício	Rio de Janeiro	Hydro	305.70	August, 2041	June, 1913

Eletronuclear
Angra I	Rio de Janeiro	Nuclear	640.00	December, 2024	January, 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	August, 2040	September, 2000

Eletrosul
Barra do Rio Chapéu	Santa Catarina	Hydro	15.15	May, 2034	February, 2013
Capão do Inglês	Rio Grande do Sul	Wind	10.00	May, 2049	December, 2015
Coxilha Seca	Rio Grande do Sul	Wind	30.00	May, 2049	December, 2015
Wind Cerro Chato I	Rio Grande do Sul	Wind	30.00	August, 2045	January, 2012
Wind Cerro Chato II	Rio Grande do Sul	Wind	30.00	August, 2045	August, 2011
Wind Cerro Chato III	Rio Grande do Sul	Wind	30.00	August, 2045	June, 2011
Galpões	Rio Grande do Sul	Wind	8.00	May, 2049	December, 2015
João Borges	Santa Catarina	Hydro	19.00	December, 2035	July, 2013

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin

Mauá(7)	Paraná	Hydro	3.00	July, 2042	November, 2012
Megawatt Solar	Santa Catarina	Solar	0.93	não informado	September, 2014
Passo São João	Rio Grande do Sul	Hydro	77.00	August, 2041	March, 2012
São Domingos	Mato Grosso do Sul	Hydro	48.00	December, 2037	June, 2013

Amazonas GT
Aparecida	Amazonas	Thermal	282.50	July, 2020	February, 1984
Balbina	Amazonas	Hydro	277.50	March, 2027	January, 1989
Cidade Nova*	Amazonas	Thermal	121.10	July, 2015	August, 2008
Distrito*	Amazonas	Thermal	124.70	July, 2015	October, 2010
Electron*	Amazonas	Thermal	—	July, 2015	June, 2005
Flores	Amazonas	Thermal	73.40	August, 2016	February, 2008
Iranduba	Amazonas	Thermal	51.30	August, 2016	November, 2010
Mauá	Amazonas	Thermal	738.10	July, 2020	April, 1973
São José	Amazonas	Thermal	29.60	August, 2016	February, 2008
Amazonas Energia
Sistema Isolado	Amazonas	Thermal	439.75

Operational SPEs
Baguari	Minas Gerais	Hydro	140.00	August, 2041	September, 2009
Baraúnas I	Bahia	Wind	32.90	April, 2049	October, 2015
Caiçara I	Rio Grande do Norte	Wind	27.00	June, 2047	November, 2015
Caiçara II	Rio Grande do Norte	Wind	18.00	July, 2047	November, 2015
Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Rio Grande do Sul	Wind	79.20	March, 2047	November, 2013
Chuí 09	Rio Grande do Sul	Wind	17.90	May, 2049	October, 2015
Chuí I to V, and Minuano I and II	Rio Grande do Sul	Wind	144.00	April, 2047	May, 2015
Dardanelos	Mato Grosso	Hydro	261.00	July, 2042	August, 2011
Foz de Chapecó	Rio Grande do Sul/Santa Catarina	Hydro	855.00	November, 2036	October, 2010
Geribatu I a X	Rio Grande do Sul	Wind	258.00	April, 2047	February, 2015
Jirau(8)	Rondônia	Hydro	3,750.00	August, 2043	September, 2013
Junco I	Rio Grande do Norte	Wind	24.00	July, 2047	November, 2015
Junco II	Rio Grande do Norte	Wind	24.00	July, 2047	November, 2015
Mangue Seco 2	Rio Grande do Norte	Wind	26.00	June, 2032	September, 2011
Morro Branco I	Bahia	Wind	32.90	April, 2049	October, 2015
Mussambê	Bahia	Wind	32.90	April, 2049	October, 2015
Parque Eólico Miassaba 3	Rio Grande do Norte	Wind	68.50	August, 2045	May, 2014
Parque Eólico Rei dos Ventos 1	Rio Grande do Norte	Wind	58.50	December, 2045	May, 2014
Parque Eólico Rei dos Ventos 3	Rio Grande do Norte	Wind	60.10	December, 2045	May, 2014
Pedra Branca	Bahia	Wind	30.00	February, 2046	March, 2013
Peixe Angical	Tocantins	Hydro	498.80	November, 2036	June, 2006
Retiro Baixo	Minas Gerais	Hydro	82.00	August, 2041	March, 2010
Rouar S.A.	Uruguai-	Wind	65.10	December, 2034	December, 2014
Santa Joana IX	Piauí	Wind	29.60	August, 2035	August, 2015
Santa Joana X	Piauí	Wind	29.60	August, 2035	July, 2015
Santa Joana XI	Piauí	Wind	29.60	August, 2035	July, 2015
Santa Joana XII	Piauí	Wind	28.90	August, 2035	July, 2015
Santa Joana XIII	Piauí	Wind	29.60	August, 2035	July, 2015
Santa Joana XV	Piauí	Wind	28.90	August, 2035	July, 2015
Santa Joana XVI	Piauí	Wind	28.90	August, 2035	July, 2015
Santo Antônio(9)	Rondônia	Hydro	3,568.30	June, 2043	March, 2012
São Pedro do Lago	Bahia	Wind	30.00	February, 2046	March, 2013
Serra das Vacas I	Pernambuco	Wind	23.90	June, 2049	December, 2015
Serra das Vacas II	Pernambuco	Wind	22.30	June, 2049	December, 2015
Serra das Vacas III	Pernambuco	Wind	22.20	June, 2049	December, 2015
Serra das Vacas IV	Pernambuco	Wind	22.30	June, 2049	December, 2015

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin

Serra do Facão	Goiás	Hydro	212.60	November, 2036	July, 2010
Serra do Navio	Amapá	Thermal	23.30	May, 2037	June, 2008
Sete Gameleiras	Bahia	Wind	30.00	February, 2046	March, 2013
Teles Pires(11)	Pará/Mato Grosso	Hydro	1,819.80	June, 2046	November, 2015
Três Irmãos(10)	SP	Hydro	807.50	October, 2044	October, 2014
Verace 24 to 27	Rio Grande do Sul	Wind	57.30	June, 2049	November, 2015
Verace 28 to 31	Rio Grande do Sul	Wind	57.30	June, 2049	December, 2015
Verace 34 to 36(12)	Rio Grande do Sul	Wind	48.30	June, 2049	December, 2015

Corporate projects in development
Angra 3	Rio de Janeiro	Nuclear	1,405.00	December, 2060	December, 2022
Anta	Rio de Janeiro/ Minas Gerais	Hydro	28.00	August, 2041	UG1 (September 2016) e UG2 (December 2016)
Capão do Inglês and Galpões(15)	Rio Grande do Sul	Wind	18.00	May, 2049	December, 2015
Casa Nova I	Bahia	Wind	180.00	January, 2046	December, 2016
Casa Nova II	Bahia	Wind	28.00	May, 2049	December, 2017
Casa Nova III	Bahia	Wind	24.00	May, 2049	December, 2017
Coxilha Rica(14)	Santa Catarina	Hydro	18.00	June, 2042	Not available
Mauá 3	Amazonas	Thermal	379.10	Not available	October, 2016
Santo Cristo(13)	Santa Catarina	Hydro	19.50	June, 2042	Indefinite

SPE projects in development
Acauã	Bahia	Wind	12.00	April, 2049	May, 2017
Angical 2	Bahia	Wind	14.00	April, 2049	April 2017
Arapapá	Bahia	Wind	10.00	April, 2049	June, 2017
Banda de Couro(16)	Bahia	Wind	29.70	July, 2049	March, 2016
Baraunas II(16)	Bahia	Wind	21.60	July, 2049	March, 2016
Belo Monte	Pará	Hydro	11,233.10	August, 2045	April, 2016
Bom Jesus	Ceará	Wind	18.00	April, 2049	May, 2018
Cachoeira	Ceará	Wind	12.00	April, 2049	May, 2018
Caititú 2	Bahia	Wind	14.00	April, 2049	September, 2017
Caititú 3	Bahia	Wind	14.00	April, 2049	September, 2017
Carcará	Bahia	Wind	10.00	April, 2049	August, 2017
Carnaúba I	Rio Grande do Norte	Wind	22.00	July, 2049	May, 2018
Carnaúba II	Rio Grande do Norte	Wind	18.00	July, 2049	May, 2018
Carnaúba III	Rio Grande do Norte	Wind	16.00	July, 2049	May, 2018
Carnaúba V	Rio Grande do Norte	Wind	24.00	July, 2049	May, 2018
Cervantes I	Rio Grande do Norte	Wind	16.00	July, 2049	May, 2018
Cervantes II	Rio Grande do Norte	Wind	12.00	July, 2049	May, 2018
Coqueirinho 2	Bahia	Wind	20.00	June, 2049	March, 2017
Corrupião 3	Bahia	Wind	14.00	April, 2049	August, 2017
Famosa I	Rio Grande do Norte	Wind	22.50	May, 2047	May, 2018
Jandaia	Ceará	Wind	28.80	August, 2047	July, 2019
Jandaia I	Ceará	Wind	19.20	July, 2047	July, 2019
Nossa Senhora de Fátima	Ceará	Wind	28.80	August, 2047	July, 2019
Papagaio	Bahia	Wind	18.00	June, 2049	April, 2017
Pau Brasil	Ceará	Wind	15.00	March, 2047	May, 2018
Pitimbu	Ceará	Wind	18.00	March, 2049	May, 2018
Punaú I	Rio Grande do Norte	Wind	24.00	July, 2049	May, 2018
Rosada	Rio Grande do Norte	Wind	30.00	May, 2047	May, 2018
Santa Joana I(16)	Piauí	Wind	30.00	June, 2049	January, 2016
Santa Joana III(16)	Piauí	Wind	30.00	June, 2049	January, 2016
Santa Joana IV(16)	Piauí	Wind	30.00	June, 2049	January, 2016
Santa Joana V(16)	Piauí	Wind	30.00	June, 2049	January, 2016
Santa Joana VII(16)	Piauí	Wind	30.00	June, 2049	January, 2016
Santo Augusto IV(16)	Piauí	Wind	30.00	June, 2049	January, 2016

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin

São Caetano	Ceará	Wind	25.20	April, 2049	May, 2018
São Caetano I	Ceará	Wind	18.00	April, 2049	May, 2018
São Clemente	Ceará	Wind	19.20	July, 2047	July, 2019
São Galvão	Ceará	Wind	22.00	March, 2049	May, 2018
São Januário	Ceará	Wind	19.20	June, 2047	July, 2019
São Manoel	Mato Grosso/Pará	Hydro	700.00	April, 2049	January, 2018
São Paulo	Ceará	Wind	17.50	March, 2047	May, 2018
Sinop	Mato Grosso	Hydro	400.00	December, 2047	January, 2018
Tamanduá Mirim 2	Bahia	Wind	24.00	June, 2049	June, 2017
Teiú 2	Bahia	Wind	14.00	April, 2049	July, 2017

Planned SPE projects
Arara Azul	Rio Grande do Norte	Wind	27.50	November, 2049	October, 2018
Bentevi	Rio Grande do Norte	Wind	15.00	November, 2049	October, 2018
Itaguaçu da Bahia	Bahia	Wind	28.00	September, 2049	February, 2019
Ouro Verde I	Rio Grande do Norte	Wind	27.50	November, 2049	October, 2018
Ouro Verde II	Rio Grande do Norte	Wind	30.00	November, 2049	October, 2018
Ouro Verde III	Rio Grande do Norte	Wind	25.00	November, 2049	October, 2018
Santa Rosa	Ceará	Wind	20.00	October, 2049	October 2018
Serra do Mel I	Rio Grande do Norte	Wind	28.00	October, 2049	October, 2018
Serra do Mel II	Rio Grande do Norte	Wind	28.00	October, 2049	October, 2018
Serra do Mel III	Rio Grande do Norte	Wind	28.00	November, 2049	October, 2018
Uirapuru	Ceará	Wind	28.00	October, 2049	October, 2018
Ventos de Angelim	Ceará	Wind	24.00	November, 2049	October, 2018
Ventos de Santa Luiza	Bahia	Wind	28.00	September, 2049	February, 2019
Ventos de Santa Madalena	Bahia	Wind	28.00	September, 2049	February, 2019
Ventos de Santa Marcella	Bahia	Wind	28.00	September, 2049	February, 2019
Ventos de Santa Vera	Bahia	Wind	28.00	September, 2049	February, 2019
Ventos de Santo Antônio	Bahia	Wind	28.00	September, 2049	February, 2019
Ventos de São Bento	Bahia	Wind	28.00	September, 2049	February, 2019
Ventos de São Cirilo	Bahia	Wind	28.00	September, 2049	February, 2019
Ventos de São João	Bahia	Wind	28.00	September, 2049	February, 2019
Ventos de São Rafael	Bahia	Wind	28.00	September, 2049	February, 2019

(1)	The capacity corresponds to five machines, which total 346,803 MW. The plan can run on oil and natural gas. We requsted the cancellation of the concession for the Camaçari thermal plants. This request is currently being proceesed by ANEEL. Pursuant to ANEEL requirements, only unit number 3 is currently in operation, which can generate 69.12 MW. The total installed capacity will be adjusted when ANEEL makes a final decision.
(2)	Pursuant to ANEEL Dispatch number 23, dated January 28, 2014, the assets of Rio Madeira have been declared unserviceable
(3)	ANEEL Dispatch number 136, dated January 28, recommended the MME the extinction of the authorization of s Rio Branco I and Rio Branco II
(4)	Transferred free of charge to Boa Vista Energia, as of February 10, 2010
(5)	Only includes Furnas’ equity interest, for other assets the value corresponds to the total amount generated by the plant.
(6)	The total of 500MW does not include the generation capacity of units 3 and 4, which have had their operations temporarily suspended by ANEEL, pursuant to Dispatch number 3,263 dated October 19, 2012. This value, however, includes 150 MW which is not currently available, due to delays in the construction of the plant. When the plant is complete, units 11 and 21 will funciontion in combination with units 1 and 2. The assured energy of 401.2 MW is in respect of the installed capacity of 500 MW.
(7)	The values reported correspond to our interest in this project (Consórcio Mauá, in which Eletrosul holds 49%).
(8)	The first turbine entered operations September 2013 bringing installed capacity to 75 MW. In the fouth quarter of 2015, we had 37 machines in operations, resulting in an installed capacity of 2,775 MW
(9)	As of the fourth quart of 2015, 35 units, of a total of 50 units, were in operation, totallying 2,498.6 MW and total power of 3,568 MW. The physical guarantee corresponded to the units in operation.
(10)	The concession for Três Irmão held by Cesp expired in November 2011 and was not renwered pursuant to Law No. 12,783. On March 28, 2014 the concession was awared to consortium which consists of Furnas (49.9%) and FIP Constantinopla (50.1%). The concession is valid for 30 years as of September 10, 2014
(11)	As of the fourth quarter of 2015, two units, of five, were in operation totallying 727.9 MW of a total capacity of 1,819.8 MW. The physical guarantee corresponds to the units in operation.
(12)	The amount in commercial operation corresponds to 30.4 MW
(13)	Currently in the process of obtaining environmental permits.
(14)	There is currently no estimate for when construction of this plant will begin, as the Brazilian National Institute of Historic and Artistic Heritage (Instituto do Patrimônio Histórico e Artístico Nacional) has not provided the required approvals.
(15)	In commercial operation, which corresponds to 18 MW in June 2016.
(16)	In 2015, these units were under construction. The operation begun in March 2016.

Source: Eletrobras System.

*	Units no longer under operation in June 2016.

Types of Plants

Hydroelectric power plants accounted for 87.9% of our total power generated in 2015, compared to 87.7% in 2014 and 88.0% in 2013.

We also generate electricity through our thermal and nuclear plants. Thermal plants accounted for 5.0% of our total power generated in 2015, compared to 5.2% in 2014 and 5.1% in 2013. Nuclear plants accounted for 7.1% of our total power generated in 2015, compared to 7.1% in 2014 and 6.9% in 2013.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours, broken down by type of plant:

	Year Ended December 31,
	2015	2014	2013
	(MWh)
Type of plant:
Hydroelectric(1)	183,912,559.88	191,970,101.40	202,649,175
Thermal	10,519,882.87	11,411,711.52	11,761,506
Nuclear	14,808,265.57	15,433,251.78	15,829,384

Total(2)	209,240,708.32	218,815,064.70	230,240,065

(1)	Including 100% of the Itaipu plant.
(2)	Does not consider MWh produced by any wind plant.

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

As of December 31, 2015, we owned and operated 47 hydroelectric plants. In addition, we hold a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity and participations in the Peixe Angical (40.0%), Jirau (40.0%), Serra do Facão (49.5%), Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.0%), Dardanelos (49%) Santo Antônio (39.0%), Teles Pires (49%) and Três Irmãos (49.9%) plants. Also, we have participation in the Serra Mesa (48.5%), Manso (70.0%) and Mauá (49.0%). The ONS is solely responsible for determining, in any year, how much electricity each of our plants should generate. As of December 31, 2015, the total installed capacity of our hydroelectric plants was 38,722 MW (including 50.0% of Itaipu and our participations in the SPEs referred to above). The following table sets out information with respect to hydroelectric plants owned by us and with partners as of December 31, 2015 and for the year then ended:

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Hydroelectric plants:
Araras	4.00	—	February 1967
Baguari(3)	140.00	80.00	September 2009
Balbina	277.50	32.59	January 1989
Barra do Rio Chapéu	15.15	8.61	February 2013
Batalha	52.50	48.80	May 2014
Boa Esperança (Castelo Branco)	237.30	143.00	January 1970
Coaracy Nunes(4)	78.00	—	October 1975
Complexo de Paulo Afonso and Piloto	4,281.60	2,225.00	January 1955
Corumbá I	375.00	209.00	April 1997
Curemas	3.52	1.00	June 1957
Curuá-Una	30.30	24.00	April 1977
Dardanelos(5)	261.00	154.90	August 2011

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Foz do Chapecó(6)	855.00	432.00	October 2010
Funil	216.00	121.00	April 1969
Funil (Chesf)	30.00	10.91	March 1962
Furnas	1,216.00	598.00	March 1963
Itaipu(7)	14,000.00	8,577.00	March 1985
Itumbiara	2,082.00	1,015.00	February 1980
Jirau(8)	3,750.00	2,184.60	September 2013
João Borges	19.00	10.14	July 2013
Luis Carlos Barreto (Estreito)	1,050.00	495.00	January 1969
Luiz Gonzaga (Itaparica)	1,479.60	959.00	February 1988
Manso (70%)(9)	148.40	92.00	October 2000
Marimbondo	1,440.00	726.00	April 1975
Mascarenhas de Moraes	476.00	295.00	April 1973
Mauá(10)	177.93	96.90	November 2012
Passo São João	77.00	41.10	March 2012
Pedra	20.00	3.74	April 1978
Peixe Angical(11)	498.80	280.50	June 2006
Porto Colômbia	320.00	185.00	March 1973
Retiro Baixo(12)	82.00	38.50	March 2010
Samuel	216.75	92.70	July 1989
Santo Antônio(13)	3,568.30	2,424.20	March 2012
São Domingos	48.00	36.40	Junee 2013
Serra da Mesa (48.5%)(9)	617.87	671.00	April 1998
Serra do Facão(14)	212.60	182.40	July 2010
Simplício	305.70	191.30	June 2013
Sobradinho	1,050.30	531.00	April 1979
Teles Pires	1,819.80	567.40	November 2015
Três Irmãos(15)	807.50	217.50	October 2014
Tucuruí	8,535.00	4,140.00	November 1984
Xingó	3,162.00	2,139.00	April 1994

(1)	The installed capacity of Itaipu is 14,000 MW. Itaipu is equally owned by Brazil and Paraguay.
(2)	Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.
(3)	We own 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.
(4)	The Coaracy Nunes plant is part of the isolated system and does not have an assured energy restriction.
(5)	We own 49.0% of the Dardanelos plant.
(6)	We own 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.
(7)	We own 50.0% of the Itaipú plant. Figures in this table refer to the entire capacity/utilization of the plant.
(8)	We own 40.0% of the Jirau plant.
(9)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.
(10)	We own 49.0% of the Mauá plant.
(11)	We own 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.
(12)	We own 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.
(13)	We own 39.0% of the Santo Antônio plant. As of December 31, 2014, the installed operating capacity was 2,498.5 MW.
(14)	We own 49.5% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.
(15)	We own 49.9% of the Três Irmãos plant.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Hydroelectric plants:
Balbina	285,487	1,080,441	378.5%
Barra do Rio Chapéu	75,424	98,375	130.4%
Batalha	427,488	214,997	50.3%
Boa Esperança (Castelo Branco)	1,252,680	996,305	79.5%
Coaracy Nunes(2)	0	483,613	100.0%
Complexo de Paulo Afonso e Piloto	19,491,000	8,664,312	44.5%
Corumbá I	1,830,840	1,485,428	81.1%
Curemas	8,760	0	0.0%
Curuá-Uma	210,240	201,887	96.0%
Funil(Furnas)	1,059,960	424,783	40.1%
Funil (Chesf)	95,572	34,302	35.9%
Furnas	5,238,480	1,206,737	23.0%
Itumbiara	8,891,400	4,197,055	47.2%
João Borges	88,826	85,703	96.5%

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Luis Carlos Barreto (Estreito)	4,336,200	1,535,084	35.4%
Luiz Gonzaga (Itaparica)	8,400,840	3,734,294	44.5%
Manso (70%)(3)	805,920	481,336	59.7%
Marimbondo	6,359,760	2,182,636	34.3%
Mascarenhas de Moraes	2,584,200	754,490	29.2%
Mauá(4)	848,844	1,383,758	163.0%
Passo São João	360,036	519,218	144.2%
Pedra	32,762	10,114	30.9%
Porto Colômbia	1,620,600	993,977	61.3%
Samuel	812,052	919,109	113.2%
São Domingos	318,864	344,919	108.2%
Serra da Mesa(3)	5,877,960	2,169,448	36.9%
Simplício	1,675,788	453,349	27.1%
Sobradinho	4,651,560	1,683,900	36.2%
Tucuruí	36,266,400	35,497,822	97.9%
Xingó	18,737,640	9,683,895	51.7%

Total	132,645,583	81,521,284	61.5%

(1)	Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.
(2)	The Balbina, and Coaracy Nunes plants are part of the isolated system and do not have an assured energy restriction.
(3)	We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant.
(4)	This percentage is based on the average operational utilization.
(5)	We own 49.0% of the Mauá plant.

See “ – Concessions” for information on the hydroelectric power plants operated by Chesf, Eletronorte and Furnas.

Hydroelectric utilities in Brazil are required to pay a royalty fee of 6.75% of the power generated to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$ 348.9 million in 2015, compared to R$ 387 million in 2014 and R$ 406 million in 2013. These fees are recorded as operating costs in our consolidated financial statements.

Our subsidiaries have acquired concessions for the construction of 8 new hydroelectric power plants. Information regarding these new plants is set out in the table below:

	Installed Capacity	Construction began	Service begins(1)
	(MW)
New plants:
Belo Monte	11,233.0	August 2011	April 2016
Coxilha Rica	18.0	—	—
Jirau(2)	3,750.0	December 2009	September 2013
Santo Antônio(3)	3,568.3	August 2008	March 2012
Santo Cristo	19.5	—	April 2016
São Manoel	700.0	August 2014	January 2018
Sinop	400.0	December 2013	January 2018
Teles Pires	1,820.0	August 2011	November 2015

(1)	Estimated dates based on current timetable.
(2)	35 turbines operating, totaling 2,498.6 MW of installed capacity.
(3)	37 turbines operating, totaling 2,775 MW of installed capacity.

We intend to finance these plants from cash flow from operations, future indemnification payments received pursuant to Law No. 12,783/2013, receivables from loans granted to Itaipu and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies.

Thermal Plants

As of December 31, 2015, we owned and operated 121 thermal plants, including a 49.00% interest in the Serra do Navio plant. Thermal plants include coal, oil and gas power generation units. The total installed capacity of our thermal plants was 3,782 MW as of December 31, 2015, compared to 4,150 MW as of December 31, 2014 and 4,567 MW as of December 31, 2013.

The following table sets out information regarding our thermal plants as of December 31, 2015 and for the year ended:

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Aparecida	1,805,819	1,282,132	71.0%
AS São José	167,283	235,618	140.9%
Camaçari	401,208	272,991	68.0%
Candiota III – Phase C	2,298,624	1,537,709	66.9%
Electron	—	21,629	100.0%
FO Flores	518,349	409,751	79.0%
Iranduba	325,933	118,139	36.2%
Mauá	3,729,684	1,312,081	35.2%
P. Médici (Candiota)	1,606,584	674,267	42.0%
Rio Acre	—	7	100.0%
Rio Branco I	—	—	100.0%
Rio Branco II	—	—	100.0%
Rio Madeira	—	—	100.0%
Roberto Silveira (Campos)	183,960	137,983	75.0%
Santa Cruz	3,514,512	2,659,799	75.7%
Santana	—	331,535	100.0%
Santarém	—	3,330	100.0%
Senador Arnon Afonso Farias de Mello	—	—	100.0%
Serra do Navio	183,960	320	0.2%
Others Isolated System	1,490,970	1,522,796	102.1%

Total	16,226,886	10,520,087	64.8%

(1)	Assured Energy is only determined in respect of plants from the Interconnected Power System, but not the Isolated system. Most of our thermal plants are part of the Isolated system.
(2)	Generated Energy does not include energy generated through our participations in SPEs.

Each of our thermal plants operates on coal, gas or oil. The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the plant’s location.

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$ 1,250 million for 2015, compared to R$ 1,480 million for 2014 and R$ 1,492 million for 2013, which were reimbursed to us from the CCC Account in accordance with Law No. 12,111.

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

Each of Amazonas Energia DEletroacre, CERON and Eletronorte (up to 2015) receives CCC Account reimbursement for its thermal plant fuel and the difference between the costs associated with generation in the SIN and Isolated System. CGTEE receives amounts from the CCC Account to subsidize parts of its costs related with the acquisition of coal. We administer the CDE and CCC Account. Pursuant to law No. 12,783 the CCC account is funded with amounts from the CDE account. The additional costs for fuel used in the operation of thermoelectric power plants in the Isolated System are now being covered by the CCC account. Reimbursements from the CCC Account for the fuel costs of thermal plants connected to the Basic Network were phased out in conjunction with the development of a competitive wholesale market. Following this phase out, we have had to bear the entire operating costs of our thermal plants connected to the SIN.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year Ended December 31,
	2015	2014	2013
	(R$ thousands)
Type of fuel
Coal	86,832	161,000	138,676
Light oil	3,808,140	4,861,400	3,716,258
Crude Oil	60,295	51,000	32,079
Gas	747,640	686,930	990,070
Uranium	286,949	308,600	298,800

Total	4,989,856	6,068,930	5,175,883

	Year Ended December 31,
	2015	2014	2013
Type of fuel
Coal (tons)	2,263,988	2,346,210	3,196,524
Light oil (litres)	757,822,681	647,661,682	887,443,900
Crude Oil (tons)	33,728	33,829	29,351
Gas (m3)	1,736,823	1,603,888,527	1,556,833,498
Uranium (Kg)	228,784	255,672	251,596

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

The following table sets out information regarding our nuclear plants as of December 31, 2015 and for the year then ended:

	Installed Capacity	Generated Energy(1)	Assured Energy(1)	Began Service(2)
	(MW)	(MWh)
Nuclear plant:
Angra I	640	4,102,082.49	4,465,848	January 1, 1985
Angra II	1,350	11,090,216	10,553,172	September 1, 2000

Total	1,990	15,192,306	15,019,020

(1)	Gross Generated Energy.
(2)	For our nuclear plants, assured energy is not limited by ONS, but by the regulatory body.
(2)	Commercial operation in: Angra I – January 1985 and Angra II – September 2000.

Angra I operated at 72.50% capacity in 2015 in line with industry standards. Accordingly, the assured energy of Angra I was 4,465,848 MWh/yr in 2015.

Angra II operated at 90.4% capacity in 2015 in line with industry standards. Accordingly, the assured energy of Angra II was 10,553,172 MWh/yr in 2015.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras, or INB, a Brazilian Government-owned company responsible for processing uranium used at our Angra I and Angra II Nuclear Plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract; Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletronuclear (and the previous owner of Angra I – Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. High-level nuclear waste (spent nuclear fuel) is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II is provided for in our financial statements. The amount of this provision is supported by a technical report of a working group of Eletronuclear created in 2013. In relation to Angra I, the estimated decommissioning cost as of December 31, 2015 is, at present value, R$ 510.3 million and in relation to Angra II, the estimated decommissioning cost as of December 31, 2015 is, at present value, R$ 217.0 million. The economic useful life of the plants was estimated to be 40 years. Eletronuclear makes monthly provisions for the estimated present values of the decommissioning costs related to Angra I and Angra II.

The electricity generated by Eletronuclear during the year ended December 31, 2015 was sold pro rata among a group of energy distribution companies at a regulated price pursuant to ANEEL Resolution No. 1,842 of December 16, 2014. These sales resulted in a fixed income of R$ 2,246 million during the year ended December 31, 2015.

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

Sales of Electricity Generated

We sold approximately R$ 19,576 million of electricity in 2015, compared to R$ 21,113.5 million in 2014 and R$ 16,435 million in 2013. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. We own certain distribution companies that operate in the midwestern, northern and northeastern regions of Brazil and we sell a relatively small portion of the electricity we generate to these distribution companies, which does not give rise to revenues in our generation segment as discussed in “ – Distribution.”

We sell the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions we served in the periods presented:

	Year Ended December 31,
	2015		2014		2013
	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)
Type of sale:
Through auctions and initial contracts (energy charge)	45,487,632	12,310,243	41,391,581	12,175,362	50,931,997	8,066,674
Maintenance and operating revenue	66,654,337	1,882,637	68,789,819	1,803,127	68,195,747	2,198,235
Through free market agreements or bilateral contracts (energy charge)	34,728,231	5,383,361	41,877,430	7,135,079	34,790,485	6,170,136

Total	146,870,200	19,576,241	152,058,830	21,113,568	153,918,229	16,435,045

(1)	Energy sold in the regulated market and according to a new methodology which excludes CCEE’s energy liquidation, does not consider the energy sales from Itaipu.

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

Transmission

Transmission of Electricity

Billings in our transmission segment are fixed by ANEEL, which sets a fixed billing each year. Net revenues (including financial revenues at the holding company level) from transmission represented 16.37% of our total net revenues before eliminations in 2015, compared to 16.52% in 2014 and 16.51% in 2013. The electricity that we generate is transported through Brazil’s tension transmission network, with 60,997 km of transmission lines belonging to us above 230 kV as of December 31, 2015, compared to 60,502 km as of December 31, 2014 and 53,706 km as of December 31, 2013. Including our partnerships with private companies in SPEs/Consortia we have approximately 68,085 km above 138 KV in operation as of December 31, 2015. For further information, see “ – Lending and Financing Activities – Equity Participation.” In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 750 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. SIN is an interconnected power system in Brazil that links the northern and northeastern regions to the southern and southeastern regions. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout SIN.

The map below shows the geographic location of our transmission assets as of December 31, 2014:

Transmission Concessions

As of December 31, 2015, our transmission operations were carried out pursuant to the following concessions granted by ANEEL (excluding transmission operations carried out through any SPEs):

	Total length	Voltage Levels	Average years remaining of concession
	(km)	(kV)
Furnas	19,906	69 – 750	26.5
Chesf	19,885	69 – 500	26.7
Eletrosul	10,720	69 – 500	26.3
Eletronorte	10,776	69 – 500	26.8
Eletrobras GT	439	230	Undefined
Amazonas Energia	322	69 – 138	Not applicable

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected Power System. A national transmission grid provides generators with access to customers in all regions. Furnas and Eletronorte built the first north-south transmission system linking the northern and southern regions of Brazil, which consists of approximately 1,250 km of 500 kV transmission lines and which began operation in 1998. A second north-south transmission system, the construction of which was funded by the private sector, began operation in 2004. The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage as of December 31, 2015:

	750 kV	600 kV (DC)(1)	525/500 kV	345 kV	230 kV	138 kV	132/ 13.8kV	Total
Company:
Chesf	—	—	5,207	—	13,904	463	311	19,885
Eletronorte	—	—	3,243	—	6,371	959	203	10,776
Eletrosul	—	—	3,709	—	5,092	1,851	69	10,720
Furnas	2,698	1,612	4,669	6,305	1,929	2,528	165	19,906
Eletrobras Amazonas GT	—	—	—	—	439	—	—	439
Amazonas Energia	—	—	—	—	—		322	322

Total(2)	2,698	1,612	16,828	6,305	27,735	5,800	1,070	62,049

(1)	DC means direct current.
(2)	This table does not include transmission lines owned by SPEs in which we participate. Had such transmission lines been included, the total would be 68,085 km.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 kV in Brazil that we were responsible for as of December 31, 2015, considering our participations in SPEs:

	750 kV	600 kV (DC)(1)	525/500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	100.00	30.88	44.94	0.00	61.54	43.88	47.08
Others	0.00	69.12	55.06	100.00	38.46	56.12	52.92

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)	DC means direct current.

Except in relation to a small portion of transmission lines of Eletronorte located in the isolated system, the transmission lines in the Interconnected Power System are totally integrated.

As of December 31, 2015, we owned approximately 47% of all transmission lines in Brazil (230 kV and above) and, as a result, we received fees that are paid by consumers directly to the distribution subsidiaries. Net operating revenues from transmission were R$ 5,611 million in 2015, compared to R$ 4,701 million in 2014 and R$ 4,203 million in 2013. As a generation company, we must also pay a tariff in respect of our transmission of electricity over those transmissions that we do not own. Taking into account all transmission lines in Brazil (230 kV and above), this means we pay a tariff in respect of 77.37% of all transmission lines in Brazil.

Losses of electricity in the transmission system of Eletrobras were, in 2015, approximately 1.82% of all electricity transmitted in the system.

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

Expansion of Transmission Activities

In 2015, we invested R$ 3.4 billion on transmission activities, of which R$ 2.26 billion were invested on our facilities and R$ 1.15 billion were invested through partnerships, representing 80.0% of the total investment budget for 2015 in transmission activites in the amount of R$ 4.27 billion.

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

(iii) Development of a 2,092km long 800kV transmission line with a transmission capacity of 4,000 MW for the integration of the Belo Monte hydroelectric plant, together with State Grid of China. The amount invested is R$ 4.5 billion and the project is expected to be completed in 2018.

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

Distribution

Distribution of Electricity

We operate in distribution activities. Net revenues (including financial revenues at holding company level), from distribution represented 49.6% of our net operating revenues (before eliminations) in 2015, compared to 22.1% in 2014 and 17.7% in 2013.

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in CELG-D. This transaction closed on January 27, 2015 from R$ 59.5 million. Accordingly, the balance sheet of CELG-D is fully consolidated into our balance sheet as of December 31, 2014 and the results of operations and cash flows of CELG-D are fully consolidated into our income statement and cash flows from October 1, 2014. On May 13, 2015, the Brazilian Government enacted Decree No. 8,449, which included CELG-D in the National Privatization Program (PND, or Programa Nacional de Desestatização). Accordingly, Celgpar and we deposited our shares of CELG-D with the National Privatization Fund (FND, or Fundo Nacional de Desestatização). Our shareholders’ meeting held on December 28, 2015, approved the sale of our shares of CELG-D and since then CELG D has been available for sale. The privatization process was expected to be arranged by BM&FBOVESPA and to be held in the first half of 2016. However, the Commission of Bidding relating to the Privatization Auction of CELG-D, designated by the Ordinance PRESI 093/2016 – BNDES of June 29, 2016, announced on August 2016 that the bid was considered cancelled due to lack of bidders. Accordingly, the Investments Partnership Program of the Presidency of the Republic (Programa de Parceria de Investimentos da Presidência da República – PPI) reviewed, on September 14, 2016, the privatization conditions approved by the National Council on Privatization (“CND”) and BNDES, in order to launch a new bid in 2016 to privatize CELG D. The Investments Partnership Program of the Presidency of the Republic approved Resolution No. 7/2016 in which the new minimum conditions and new price for sale, by Eletrobras, of its shareholding participation in CELG D. The new market value approved by the PPI for CELG D is R$ 4.448 billion. However, considering the debts and other liabilities in the amount of R$ 2.656 billion, as of June 2016, the net value of CELG D is R$ 1.792 billion. In the privatization process, Eletrobras intends to sell its entire stake in CELG D, equivalent to 50.9% of the share capital. The shareholders of Eletrobras are invited to attend the Extraordinary General Meeting to be held on October 24, 2016 to resolve on this sale. Since January 2016 Eletrobras is no longer consolidating the operations results and cash flows of CELG-D. In connection with the acquisition, the State of Goiás will continue to maintain the FUNAC support fund for CELG-D for a further twenty-seven years to indemnify Eletrobras for certain litigation related expenses incurred prior to our acquisition. The State of Goiás initially allocated R$ 10.0 million for FUNAC.

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

Distribution Companies

The following companies in our group undertake distribution activities pursuant to distribution concessions granted by ANEEL:

•	Amazonas Energia D, which distributes electricity to the city of Manaus, in the State of Amazonas, pursuant to a concession that ends on July 7, 2015;

•	Boa Vista Energia, which distributes electricity to the city of Boa Vista, in the State of Roraima, pursuant to a concession that ends on July 7, 2015;

•	CEAL, which distributes electricity in the State of Alagoas pursuant to a concession that ends on July 12, 2015;

•	CELG-D, which distributes electricity in the State of Goiás, pursuant to a concession that ends on July 7, 2015;

•	CEPISA, which distributes electricity in the State of Piauí pursuant to a concession that ends on July 12, 2015;

•	CERON, which distributes electricity in the State of Rondônia pursuant to a concession that ends on July 12, 2015; and

•	ELETROACRE, which distributes electricity in the State of Acre pursuant to a concession that ends on July 12, 2015.

The table below indicates relevant operational numbers of our distribution companies as of December 31, 2015:

Company	Number of Consumers	Number of Municipalities	Distribution Lines (km)	Substations
Amazonas Energia D	898.365	62	47,806	24
CEAL	1,045,270	102	42,043	40
CEPISA	1,172,997	224	87,929	84
CERON	589,332	52	57,647	60
ELETROACRE	245,344	22	19,218	15
Boa Vista Energia	106,236	1	3,553	3
CELG-D	2,801,309	237	213,289	329

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

System Performance

The following table sets forth information concerning our electricity losses for our distribution companies, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31,
	2015	2014	2013(1)
Technical losses	9.57%	9.51%	9.70%
Commercial losses	15.12%	14.11%	20.98%

Total electricity losses	24.69%	23.62%	30.69%

Outages:
Frequency of outages per customer per year (number of outages)	25.26	26.88	26.89
Duration of outages per customer per year (in hours)	38.68	39.89	40.61
Average response time (in minutes)	384.43	321.98	309.5

(1)	Not including CELG D.

Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for our distribution business were 24.69% of energy generated and bought in the year ended December 31, 2015 compared to 23.62% of energy generated and bought in the year ended December 31, 2014 and 30.69% of energy generated and bought in the year ended December 31, 2013.

Commercial losses at these companies have reached 15.12% of electricity generated and sold during the year. The change of the constant downward trend that had been occurring in recent years, with a growth of about 1 percentage point in 2015, is attributed to the extraordinary increase in tariffs (an increase, on average, exceeding 30%) and to the slowdown of the country’s economic activity, which caused a reduction in family incomes and in the consumption by industries.

This transition period in the economy and in the Brazilian electric sector, which was caused by a severe drought, created difficulties for the vast majority of the Brazilian distribution companies due to an increase of their expenses (i) with purchase of energy for resale; and (ii) operational measures to fight against clients’ default and power theft.

The renovation process for distribution concessions was meant to be held in 2015; however, this was postponed. Accordingly, these companies have not been able to access the financial markets. Further, increased costs have not been reflected in the tariffs but a request will be made to include these additional costs in the next tarrif review cycle.

Reducing the level of commercial losses in the distribution companies presents a continuing challenge to us. Other than CELG-D, which presents relatively low levels of commercial losses, our distribution subsidiaries have received funds from a loan agreement entered into with World Bank in the amount of U.S.$495 million in February 2011. This money is being used in the “Eletrobras Distribution Rehabilitation Project” (the name given by the World Bank to our project “Projeto Energia +”), with the main objective of improving the quality of our services and improving the economic and financial condition of our distribution companies. Once implemented, this project is intended to reduce our losses and consequently to strengthen the operational revenues of our distribution companies. In 2015 our loan with the World Bank was the only source of funds available to reduce losses.

In 2015 we recovered 272 GWh of power consumed which was not invoiced in the past. This recovery was largely due to inspections and the fact that we applied fines. Further, in 2015 we also added to our invoicing more than 560GWh of power by replacing obsolete power meters, installing protected cables in our low voltage power lines and external measurement sets for our medium voltage power. Accordingly, we reduced our total power losses from a peak of 36.4% for March 2010 to 24.69% for the year ended December 31, 2015. However, these recoveries were not enough to off-set technical and commercial losses.

The following table sets out information regarding total losses in our distribution segment recorded by each distribution company set forth below:

	Year Ended December 31,
	2015	2014	2013
	(percentages)
Company:
Amazonas Energia	40.43	37.63	38.34
Boa Vista Energia	11.57	11.53	12.12
CEAL	25.23	24.81	26.13
CELG-D	11.93	12.94	12.47
CEPISA	30.48	29.30	29.97
CERON	26.74	23.24	23.97
ELETROACRE	23.32	23.65	24.26

Power Outages

With respect to the Interconnected Power System, we aim to respond to repair requests within one and a half to two and a half hours, depending on the scale and nature of the problem. Our average response time in the Interconnected Power System in 2015 was 6.46 hours. The following table sets forth our average response time, in hours, to repair requests in the Interconnected Power System:

	Year Ended December 31,
	2015	2014
Company:
CEAL	3.92	5.07
CELG-D	6.71	5.29
CEPISA	6.53	5.93
CERON	4.84	4.30
ELETROACRE	7.04	8.12
Average	6.46	5.33

With respect to distribution operations in the Isolated system, we aim to respond to repair requests within half an hour to four hours, depending on the scale and nature of the problem. Our average response time in the Isolated system in 2015 was 5.53 hours. The following table sets forth our average response time, in hours, to repair requests in the Isolated system:

	Year Ended December 31,
	2015	2014
Company:
Amazonas Energia*	5.57	6.01
Boa Vista Energia	1.91	1.48

Average	5.53	5.97

*	Although Amazonas Energia already has the capital of the state of Amazonas integrated to the Interconnected Power System, the countryside of the state is still under the Isolated system.

Customers

The following table sets forth our total distribution of electricity in terms of MWh and gross revenues, by type of user, for the periods indicated:

	Year Ended December 31,
	2015	2014	2013(1)
	(MWh)
Distribution to:
Industrial	5,262,677	5,566,288	3,083,189
Residential	11,527,085	10,971,668	6,115,359
Commercial	6,253,194	6,029,746	3,452,928
Rural	2,076,915	2,038,532	739,221
Public Lighting	1,436,622	1,331,245	750,068
Other	2,960,647	2,886,727	2,021,417

Total	29,517,140	28,824,206	16,162,182

(1)	Not including CELG-D, which was acquired by Eletrobras on September 26, 2014.

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

Group A customers receive electricity at 2.3 kV or higher. Tariffs for Group A customers are based on the voltage level at which electricity is supplied, and the time of year and the time of day electricity is supplied, although customers may opt for a differentiated tariff in peak periods. Tariffs for Group A customers are composed of two components: a “capacity charge” and an “energy charge,” as well as a surcharge for a lower power factor in certain circumstances.

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

As of December 31, 2015, 2014 and 2013, customers in default represented an average of 10.39%, 11.29% and 14.6%, respectively. These default rates have decreased over recent years and we do expect to see material changes in these default rates in the foreseeable future.

Purchase of Electricity for Distribution

We purchased 30,661 GWh of electricity for distribution in 2015, compared to 21,122 GWh in 2014 and 16,873 GWh in 2013. Our distribution companies purchase electricity in the public auction process from a pool of generation companies that provide bids setting out the maximum price at which they will supply electricity. After all bids are received, the average price of all bids is calculated and this is the price that we pay for the electricity. The purchase is made from all generation companies that provided bids.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of those subsidiaries are no longer in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet: R$ 17.6 billion as of December 31, 2015, R$ 14.7 billion as of December 31, 2014 and R$ 15.2 billion as of December 31, 2013. Of this total amount, loans to Itaipu accounted for R$ 14.8 billion as of December 31, 2015, R$ 11.7 billion as of December 31, 2014 and R$ 11.9 billion as of December 31, 2013.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the international capital markets. As of December 31, 2015, our consolidated long-term debt was R$ 42,174 million, compared to R$ 34,608 million as of December 31, 2014 and R$ 30,507 million as of December 31, 2013, with the majority of our foreign currency debt (approximately 97% over the three-year period) denominated in U.S. dollars. Further details of our borrowings are set out in “ – Liquidity and Capital Resources – Cash Flows.”

In addition, we utilize borrowings from the RGR Fund, which we administer, to on-lend to our subsidiaries and other electricity companies. As of December 31, 2015, December 31, 2014 and December 31, 2013, we incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 2.0% on funds which we on-lend to subsidiaries and other entities.

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

The table below shows an estimate of the total percentage of our participation in transmission lines as of December 31, 2015:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC, ±800 kV, 3.850 MW, junto a SE 500 kV Estreito; e Linha de Transmissão em Corrente Contínua de ±800 kV Xingu - Estreito.	Eletronorte (24.5%) Furnas (24.5%)

Fronteira Oeste Transmissora de Energia S.A.

Santo Ângelo/Maçambará

Pinhalzinho/Foz do Chapecó, circuito simples, C1 e C2 Seccionamento Alegrete 1 – Santa Maria 1

Pinhalzinho/Foz do Chapecó, circuito simples, C1 e C2 Seccionamento Alegrete 1 – Santa Maria 1

Eletrosul (51%)

Interligação Elétrica Garanhuns S.A.	LT Garanhuns/Angelim I,230 kV	Chesf (49%)

Lago Azul Transmissora S.A.	Barro Alto – Itapaci	Furnas (49.9%)

Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) – Ji–Paraná (RO) – Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	Eletronorte (100%)

Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias; Araraquara II – Itatiba; Araraquara II – Fernão Dias	Furnas (49.9%)

Paraíso Transmissora de Energia S.A.	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; Seccionamento LT Chapadão – Campo Grande 2 – C1 na SE Paraíso 2	Eletrosul (24.5%)

Paranaíba Transmissora de Energia S.A.	Barreiras II – Rio das Éguas; Rio das Éguas – Luziânia; Luziânia – Pirapora II	Furnas (24.5%)

TDG Transmissora Delmiro Gouveia S.A.	LT São Luiz II/ São Luiz III	Chesf (49%)

Transenergia Goiás S.A.	Serra da Mesa – Niquelândia; Niquelândia – Barro Alto	Furnas (99%)

Transnorte Energia S.A.	Eng. Lechuga (AM) – Equador (RR) e Equador (RR) – Boa Vista (RR), circuito duplo e SEs Equador (RR) Boa Vista (RR)	Eletronorte (49%)

Triângulo Mineiro Transmissora S.A.	Marimbondo II – Assis	Furnas (49%)

Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia – Brasília Leste; Samambaia – Brasília Sul; Brasília Sul – Brasília Geral	Furnas (39%)

The table below shows an estimate of the total percentage of our participation in transmission substations as of December 31, 2015:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC,±800 kV, 4.000 MW, junto a SE 500 kV Xingu; Estação Conversora CA/CC, ±800 kV, 3.850 MW, junto a SE 500 kV Estreito	Furnas (24,5%)

Fronteira Oeste Transmissora de Energia S.A. (3)	Pinhalzinho, em 230/138 kV (ATF1); Pinhalzinho, em 230/138 kV (ATF 2 e ATF3); Ampliações SE Maçarambá, Foz do Chapecó e Santo Angelo; Ampliação da SE Santa Maria 3, 230/138 kV(4)	Eletrosul (51%)

Mata de Santa Genebra Transmissora S.A.	SE Santa Bárbara D’Oeste 440 kV, Compensador Estático (-300,+300) Mvar
SE Itatiba 500 kV, Compensador Estático;
(-300,+300) Mvar.
SE 500/440 kV Fernão Dias 1.200 MVA – 1º Banco de Autotrafos
SE 500/440 kV Fernão Dias 2.400 MVA
	2º e 3º Bancos de Autotrafos	Furnas (49,9%)

Paraíso Transmissora de Energia S.A.	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (24,5%)

Transmissora Sul Litorânea de Energia – TSLE	Ampliação SE Povo Novo 525/230 kV	Eletrosul (51%)

Triângulo Mineiro Transmissora S.A.	SE Marimbondo II	Furnas (49%)

Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste	Furnas (39%)

The table below shows an estimate of the total percentage of our participation in generation assets as of December 31, 2015:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Amapari Energia S.A.	Serra do Navio	Eletronorte (49%)

Baguari Geração de Energia S.A.	Baguari	Furnas (15%)

Baraúnas I Energética S.A.	UEE Baraúnas I	Chesf (49%)

Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	Eletronorte (24,5%) Furnas (24,5%)

Brasventos Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	Eletronorte (24,5%) Furnas (24,5%)

Chuí IX S.A.	Parque eólico Chuí 09	Eletrosul (99,99%)

Cia. Hidrelétrica Teles Pires	Teles Pires (8)	Furnas (24,5%) Eletrosul (24,5%)

EAPSA - Energia Águas Da Pedra S.A.	Dardanelos	Eletronorte (24,5%) Chesf (24,5%)

Enerpeixe S.A.	Peixe Angical	Furnas (40%)

Eólica –Chuí Holding S.A.	Parques eólicos Chuí I a V, e Minuano I e II	Eletrosul (49%)

Eólica Livramento S.A. (9)	Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Eletrosul (59%)

Eólica Serra das Vacas I S.A. (5)	Serra das Vacas I	Chesf (49%)

Eólica Serra das Vacas II S.A. (5)	Serra das Vacas II	Chesf (49%)

Eólica Serra das Vacas III S.A. (5)	Serra das Vacas III	Chesf (49%)

Eólica Serra das Vacas IV S.A. (5)	Serra das Vacas IV	Chesf (49%)

ESBR Participações S.A.	Jirau (2)	Chesf (20%) Eletrosul (20%)

Foz de Chapecó Energia S.A.	Foz de Chapecó	Furnas (40%)

Hermenegildo I S.A.	Parques eólicos Verace 24 a 27	Eletrosul (99,99%)

Hermenegildo II S.A.	Parques eólicos Verace 28 a 31	Eletrosul (99,99%)

Hermenegildo III S.A. (10)	Parques eólicos Verace 34 a 36	Eletrosul (99,99%)

Madeira Energia S.A.	Santo Antônio (6)	Furnas (39%)

Morro Branco I Energética S.A.	UEE Morro Branco I	Chesf (49%)

Mussambê Energética S.A.	UEE Mussambê	Chesf (49%)

Pedra Branca S.A.	Pedra Branca	Chesf (49%)

Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	Eletronorte (24,5%) Furnas (24,5%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Retiro Baixo Energética S.A.	Retiro Baixo	Furnas (49%)

Santa Vitória do Palmar S.A.	Parques eólicos Geribatu I a X	Eletrosul (49%)

São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)

Serra do Facão Energia S.A.	Serra do Facão	Furnas (49,47%)

Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)

Tijoá Participações e Investimentos S.A.	Três Irmãos (7)	Furnas (49,9%)

U.E.E. Caiçara I S.A. (4)	UEE Caiçara I	Chesf (49%)

U.E.E. Caiçara II S.A. (4)	UEE Caiçara II	Chesf (49%)

U.E.E. Junco I S.A. (4)	UEE Junco I	Chesf (49%)

U.E.E. Junco II S.A (4)	UEE Junco II	Chesf (49%)

V. de Santa Joana IX Energia Renováveis S.A. (3)	Santa Joana IX	Chesf (49%)

V. de Santa Joana X Energia Renováveis S.A. (3)	Santa Joana X	Chesf (49%)

V. de Santa Joana XI Energia Renováveis S.A. (3)	Santa Joana XI	Chesf (49%)

V. de Santa Joana XII Energia Renováveis S.A. (3)	Santa Joana XII	Chesf (49%)

V. de Santa Joana XIII Energia Renováveis S.A. (3)	Santa Joana XIII	Chesf (49%)

V. de Santa Joana XV Energia Renováveis S.A. (3)	Santa Joana XV	Chesf (49%)

V. de Santa Joana XVI Energia Renováveis S.A. (3)	Santa Joana XVI	Chesf (49%)

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

Research and Development

See “Item 5.C, Research and Development, Patents and Licenses”

International Activities

As part of our strategy, we still continue to explore opportunities in international electricity markets and selectively identify profitable opportunities in those markets for the future, mainly related to the integration of the electrical power systems in the Americas. According to our internationalization plan, we have established representative offices in Lima, Peru; Panama City, Panama and Montevideo, Uruguay in order to comply with local rules, which provide that concessions may only be granted to companies that maintain a local representative office. Those offices also provide a connection between us and partners in Latin America. We are actively seeking to invest in renewable generation projects in other Latin American countries and we have already begun to commercialize power with some of these countries. We also hold equity interests in three SPEs, in Uruguay, Peru and Nicaragua, for wind and hydro generation projects. We achieved an important milestone in 2014 as we started our first energy generation project abroad, a wind farm in Uruguay. Furthermore, we are completing the construction in Brazil of an interconnection line between Brazil and Uruguay, which is scheduled to start commercial operations in 2015. As part of the expansion strategy, we may also identify and pursue selected growth opportunities, including renewable generation and transmission lines, outside of South America, notably in Africa.

Uruguay

We hold an interest in Rouar S.A., a joint venture with the Administración Nacional de Usinas y Trasmisiones Eléctricas to develop the Artilleros wind farm. The Artilleros wind farm is a 65 MW power plant located in the department of Colonia in Uruguay. We also developed a new interconnection system between the Presidente Médici station in Brazil and the San Carlos station, close to Punta del Leste in Uruguay. This new interconnection supports 500MW and came into full operation in 2016.

Northern Arc Project

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

According to ANEEL, in December 2015, when taking into account the SIN generating units, the power generators installed in the isolated systems and in the generators owned by individuals, Brazil had a total installed capacity of 140.8 MW.

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

According to ANEEL, the total installed electricity generation capacity in Brazil in 2015 was 140,858,000 KW with 3,662 operating ventures. Currently, there are 220 ventures under construction and another 623 with permits granted. An additional generation capacity of of 39,009,532 KW is expected in the coming years.

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

•	Beginning in 1995, a portion of the controlling interests held by us and various states in certain generation and distribution companies were sold to private investors. At the same time, certain state governments also sold their stakes in major distribution companies;

•	In 1998, the Brazilian Government enacted Law No. 9,648 (or the Power Industry Law) to overhaul the basic structure of the electricity industry. The Power Industry Law provided for the following:

•	the establishment of a self-regulated body responsible for coordinating the purchase and sale of electric energy available in the Interconnected System (Mercado Atacadista de Energia Elétrica – MAE), or the Wholesale Energy Market – MAE, an entity which replaced the prior system of regulated generation prices and supply contracts. The Wholesale Energy Market – MAE was later replaced by the CCEE;

•	a requirement that distribution and generation companies enter into initial energy supply agreements (or the Initial Supply Contracts) generally “take or pay” commitments, at prices and volumes approved by ANEEL. The main purpose of the Initial Supply Contracts was to ensure distribution companies access to a stable electricity supply at prices that guaranteed a fixed rate of return for the electricity generation companies during the transition period leading to the establishment of a free and competitive electricity market;

•	the creation of the National Electricity System Operator (Operador Nacional do Sistema Elétrico), or ONS, a non-profit, private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

•	the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.

•	In 2001, Brazil faced a serious energy crisis that lasted until the end of February 2002. As a result, the Brazilian Government implemented measures that included:

•	a program for the rationing of electricity consumption in the most adversely affected regions, namely the southeast, central-west and northeast regions of Brazil; and

•	the creation of the CGE, which passed a series of emergency measures that provided for reduced electricity consumption targets for residential, commercial and industrial consumers in the affected regions by introducing special tariff regimes that encouraged the reduction of electricity consumption.

•	In March 2002, the CGE suspended the emergency measures and electricity rationing as a result of large increases in supply (due to a significant rise in reservoir levels) and a moderate reduction in demand, and accordingly, the Brazilian Government enacted new measures in April 2002 that, among other things, stipulated an extraordinary tariff readjustment to compensate financial losses incurred by the electricity suppliers as a result of the mandatory electricity rationing.

•	On March 15, 2004, the Brazilian Government enacted the Law No. 10,848 and on July 30, 2004, the Decree No. 5.163, or the Electricity Regulatory Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, which law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004, and is still subject to further regulation to be issued in the future. See “– Challenges to the Constitutionality of the Electricity Regulatory Law.”

•	At the end of 2012, the Brazilian Government enacted two Provisional Measures (Medidas Provisórias or MP) that have considerably changed the Brazilian electric energy sector overview, namely MP 577, dated as of August 29, 2012 and MP 579, dated as of September 11, 2012. Both of them were approved and converted into Law No. 12,767, dated as of December 27, 2012 and Law No. 12,783, dated as of January 11, 2013, respectively. In general, the MPs provided the regulation in connection with the intervention of the granting authority in the concessions as well as the renewal of the electric energy generation, distribution and transmission concessions, respectively.

•	In 2016, two Provisional Measures (Medidas Provisórias or MP) were enacted by the Brazilian Government, namely MP 706, dated as of December 28, 2015 and MP 735, dated as of June 22, 2016. Both of them were approved, but only MP 706 was converted into Law No. 13,299, dated as of June 21, 2016. Especially for the distribution sector, such acts are of major relevance as they give special treatment to the distribution concessions located in the regions not integrated to the National Interconnected Grid – SIN yet. Such measures aimed to create a new regulatory framework capable to provide more sustainable financial conditions to such concessions to meet their outstanding duties with their fuel suppliers and, therefore, create a more favorable environment to potential investors in the midst on the National Privatization Program – PND. Nonetheless, as such acts provide for some kind of special treatment to part of the distribution companies and also authorize the utilization of the CDE funds to cover the fuel debts of the concessionaires, we cannot guarantee that they would not have their legality/constitutionality challenged by other agents of the industry who might be adversely impacted, including the consumers and other concessionaires which will not benefit from the legal measures.

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

Law No. 12,783 (i) establishes the conditions for the renewal of electric energy generation, distribution and transmission concessions; (ii) assures a tariff reduction; and (iii) creates a quotas system, which isby the allocation of portions of the power generated by the hydroelectric plants to each distribution concessionaire operating in the SIN.

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

Indemnification payments claimed for transmission assets, related to the Electricity Transmission Assets (RBSE), existent on May 31, 2000, and other Transmission Facilities—RPC, not depreciated and not amortized, as per the second paragraph of Article 15 of Law No. 12,783/2013:

	Amount accounted	Amount requested	Amount approved by ANEEL
	(millions of reais)
Eletronorte	1,733	2,926	—
Chesf	1,589	5,627	5,092
Furnas	4,530	10,699	9,000
Eletrosul	514	1,061	1,007
Total	8,366	20,313	15,099

On April 20, 2016, the MME published Ordinance No. 120, which regulates the conditions for receiving the credits related to the Electricity Transmission Assets (RBSE), existent on May 31, 2000, and other Transmission Facilities - RPC, not depreciated and not amortized, as per the second paragraph of Article 15 of Law No. 12,783/2013. According to MME Ordinance No. 120/2016, the remuneration of these assets will be as follows:

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

See the explanatory notes number 48 of Subsequent Events of the consolidated Financial Statements of 2014.

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

The Federal Government also allowed CCEE to enter into financial transactions in the amount of up to R$ 17.8 billion to assist distribution companies. Accordingly, the Federal Government issued Decree No, 8,221, dated April 1, 2014, creating the Regulated Market Account (Conta no Ambiente de Contratação Regulada or CONTA-ACR) which will receive the funding required for hiring and payment of financial obligations. With the purpose to make payments related to the financing contracted by CCEE, distribution companies shall, after the 2015 tariff review cycle, transfer specific amounts defined by ANEEL to CDE.

The first loan, for R$ 11.2 billion was disbursed in April, 2014 and the second loan, for R$ 6.6 billion, was disbursed in August 2014. Of this amount, R$ 537.6 million were allocated to the following distribution subsidiaries: CEAL (R$ 302.7 million), CEPISA (R$ 141 million), Amazonas Energia (R$ 27.2 million), CERON (R$ 11.3 million) and Eletroacre (R$ 55.4 million).

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

One of the principal roles of CCEE is to conduct public auctions on the Regulated Market, see “– The Electricity Regulatory Law; the Free Market and the Regulated Market – The Regulated Market.” In addition, the CCEE is responsible, among other things, for: (i) registering all the energy purchased through CCEARs, and the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, see “– The Electricity Regulatory Law; the Free Market and the Regulated Market – The Free Market;” and (ii) accounting and clearing of short-term transactions.

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

Our transmission system, which consists of a set of transmission lines interconnected to substations, is comprised of approximately 60,997 kilometers of transmission lines, corresponding to approximately 47% of the total lines in Brazil with a voltage higher or equal to 230 KV.

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

Free Consumers

According to the Electricity Regulatory Law, a free consumer may elect to: (i) continue to procure power from a local distribution company; (ii) buy power directly from an independent producer or from self-producers with surplus power; (iii) buy power from a power trade agent; or (iv) purchase energy from other free consumers by mans of assignment.

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

According to the MP 735, the 2016 tariff review shall reflect the incorporation of the losses of 2015. Then, from 2017 to 2025, it will be applied an annual reducer of 10% of these incorporated losses, regarding the 2015 tariff review established by ANEEL. The new rule allows the use of the resources obtained by the Executive Power in connection with the bid of the concessions (bônus de outorga) to cover the fuel expenses incurred, until April, 2016, by the utilities companies located in the Isolated System, which did not have access to the resourced of CDE due to the non-compliance with the efficiency goals

For the concessions which were not renewed, the rules of MME Ordinance No. 388, dated July 26, 2016 will apply until the concession is rebidded and a new controller undertakes the services under a new concession agreement which will set forth the tariff policies. In general terms Ordinance n. 388/2016 establishes the following regarding the costs split between Parcel A and Parcel B:

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

Electric Power Services Supervision Fee – TFSEE

ANEEL also the Electric Power Services Supervision Fee (or TFSEE), which is a supervision fee from electric power services agents and concessionairespursuant to Law No. 9,427 of December 26, 1996, as amended by Law No. 12,111 of December 9, 2009, and Law No. 12,783/2013. The TFSEE is charged at the rate of 0.4% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires. This fee is collected by ANEEL in twelve monthly installments.

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

The “Eletrobras 5 Dimensions Compliance Program” is a company-wide plan that we are developing and implementing in order to comply with international corporate governance standards, laws and regulations, including the U.S. Sarbanes-Oxley Act of 2002, the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), the Brazilian Anticorruption Law (Law no. 12,846/2013), Law of Government-Controlled Companies (Law no. 13,303/2016), the rules and guidelines issued by the SEC, CVM, the Brazilian Institute of Corporate Governance (IBGC) and the OECD, among others. A summary of our material weaknesses and remediation program is discussedin Item 15 of this Form 20-F.

As a response to allegations of potential illegal activities appearing in the media in 2015 relating to companies that provide services to the Company’s subsidiary, Eletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”) (specifically, “ Angra 3” nuclear power plant), and to certain SPEs that Eletrobras holds a minority stake, Eletrobras’ Board of Directors, although not required to do so, hired the law firm Hogan Lovells US LLP to undertake an independent internal investigation for the purpose of assessing the eventual existence of irregularities, including violations of the U.S. Foreign Corruption Practice Act (FCPA), the Brazilian Anticorruption Law and the Eletrobras’ code of ethics (the “Independent Investigation”).

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

C. Organizational Structure

In December 2015, we operated generation, transmission and distribution activities in Brazil through the following fourteen regional subsidiaries and Itaipu, 179 SPEs and non-controlling interests in 25 companies:

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

On January 11, 2013, the shareholders of our subsidiary Eletrosul approved the incorporation of Artemis Transmissora de Energia S.A..

On October 2, 2013, Eletrobras acquired from Administración Nacional de Usinas Y Transmisiones Eléctricas a 50% equity interest in Rouar S.A., a company based in Montevideu, Uruguay and engaged in the generation of electricity by means of wind power.

On December 30, 2013, Eletronorte approved the merger of its wholly owned subsidiary Rio Branco Transmissora de Energia S.A. into Eletronorte.

In March 2014, the company Estação Transmissora de Energia S.A was merged into Eletronorte.    On December 31, 2014, Chesf acquired 100% of the equity of Extremoz and started to hold 83.01% of SPE Tamanduá Mirim.

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

On June 22, 2015, our shareholders approved the corporate split of Amazonas Energia into Amazonas GT and Amazonas D.

D. Property, Plant and Equipment

Our principal properties consist of hydroelectric generation plants and transmission networks which are located all over Brazil. The book value of our total property, plant and equipment as of December 31, 2015, December 31, 2014 and December 31, 2013 was R$ 29,547, R$ 31,168 million and R$ 30,247 million, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

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

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. Our revenues derive mainly from:

•	the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2015, 2014 and 2013 accounted for R$ 18,242 million, or 52.7%, R$ 19,821 million, or 62.8% and R$ 16,688 million, or 65.5% of our total net revenues, respectively. In 2015, of R$ 18,242 million in revenue, R$ 1,748 million was from operation and maintenance and R$ 16,494 million was from exploration;

•	the transmission of electricity, which in 2015, 2014 and 2013 accounted for R$ 5.665, or 16.4%, R$ 4,978 million, or 15.7% and R$ 4,203 million, or 16.5% of our total net revenues, respectively. In 2015, of R$ 5.665 million in revenue, R$ 3,826 million was from operation and maintenance and R$ 1,839 was from exploration;; and

•	the distribution of electricity to end consumers, which in 2015, 2014 and 2013 accounted for R$ 10,352, or 29.9%, R$ 6,664 million, or 21.1%, R$ 4,499 million, or 17.7% of our total net revenues, respectively.

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

Principal Factors Affecting our Financial Performance

The Effects of Law No. 12,783

In 2012, the Brazilian Congress converted Provisional Measure No. 579/2012 into Law No. 12,783, which materially changed the Brazilian electricity sector. The law allowed current holders of concessions to operate electricity generation and transmission assets, which were due to expire during the years 2015 through 2017, to renew those concessions for an additional maximum period of 30 years effective January 1, 2013, but at significantly lower tariff levels. As an option under the law, Eletrobras and other concessionaires could have entered into a potentially competitive bidding process to renew their generation and transmission concessions. Law No. 12,783 also affected distribution concessions by lowering the tariffs and, affected renewal of distribution concessions.

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

Under Law No. 12,783, the Federal Government agreed to indemnify Eletrobras and other electricity concessionaires for part of the value of non-amortized investments Eletrobras and other concessionaires made during the term of their concessions. Some of these indemnity payments have been agreed and paid, while others have been estimated for purposes of financial statements based on information available to Eletrobras, see explanatory notes of Subsequent Events of the financial statements.

The shareholders of Eletrobras approved the renewal of generation and transmission concessions under the new law despite the nonrecurring R$ 10.09 billion write off in our assets on December 31, 2012, and the significant expected negative impact on revenues from the relevant concessions in subsequent periods.

In respect of distribution concessions, in 2015, the Federal Government enacted Decree No. 8,461 that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783. The renewal of distribution concessions pursuant to Decree No. 8,461 requires that concession holders meet certain criteria for (i) the quality of the distribution services provided, and (ii) the compliance with certain financial ratios.The Provisional Measure No. 735/2016 also establishes the possibility that Eletrobras could transfer its shareholding in the distribution companies, which are subsidiaries of Eletrobras that do not have an approved extension of their concessions, or that the Federal Government could bid for those subsidiaries.

Generation Scaling Factor

Over the course of 2015, the financial effects of the Generation Scaling Factor, or GSF, on the generation companies which are part of the Energy Relocation Mechanism, or MRE, were discussed.

There was a broad sector debate on the effects of and solutions for the GSF from an administrative, regulatory, business and legal perspective. Law No. 13,203/2015, dated December 8, 2015, and ANEEL Resolution No. 684/2015, dated December 11, 2015, which established the criteria for the approval and the conditions for the renegotiation of the hydrological risk were enacted as a result of Provisional Measure No. 688/2015 (which was amended 78 times) and the ANEEL Public Hearing No. 32/2015.

We note that, before the enactment of Law No. 13,203/2015, all existing hydrological risk was entirely supported by the hydraulic generation agents which were part of the MRE. Accordingly, when the GSF was valued below 1.0, that is, when the total hydraulic generation for the power plants forming the MRE was below the total Physical Guarantee, the difference was split between all hydraulic generators, according to the proportions of their physical guarantees. Depending on the contracting situation of each hydraulic generator, it could be necessary to acquire the additional energy on the short term market. After the enactment of Law No. 13,203/2015, the generators may share the hydrologic risk with consumers, through the payment of the “risk premium”.

The GSF was valued below 1.0, that is, when the total hydraulic generation for the power plants forming the MRE was below the total Physical Guarantee, the difference was split between all hydraulic generators, according to the proportions of their physical guarantees. Depending on the contracting situation of each hydraulic generator, it could be necessary to acquire the additional energy on the short term market. After the enactment of Law No. 13,203/2015, the generators may share the hydrologic risk with consumers, through the payment of the “risk premium”.

We have acted in the GSF debates, particularly in the discussions relating to Itaipu’s GSF (addressed by Decree No. 8.401/2015), during public hearing held by ANEEL, in the discussions with the Associação Brasileira das Empresas Geradoras de Energia Elétrica, or ABRAGE, and on several meetings with the MME, and ABRAGE. Further, we also contributed by initiating proceedings with the aim of setting a limit to the GSF and removing the effects of defaults in the Câmara de Comercialização de Energia Elétrica, or CCEE.

The assessment of products available in the context of the renegotiation of the hydrological risk, such as those listed in Resolution No. 684/2015, took into account the following: plant marketing profile for the regulated contracting environment (ACR) and free environment (ACL), hedging strategy, contract termination predictions, energy simulations, Economic and Financial Feasibility studies (VPL by product type), analysis of the accounting impact, duration of Concession Agreements, cost of risk premium, legal analysis, additional risks related to the Contracting of Energy Reserves, projections for Net Price of Differences (PLD) and allocation of secondary energy, among others.

Investment in CELG-D and in Distribution Companies

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in CELG-D. This transaction closed on January 27, 2015 from R$ 59.5 million. Accordingly, the balance sheet of CELG-D is fully consolidated into our balance sheet as of December 31, 2014 and the results of operations and cash flows of CELG-D are fully consolidated into our income statement and cash flows from October 1, 2014. On May 13, 2015, the Brazilian Government enacted Decree No. 8,449, which included CELG-D in the National Privatization Program (PND, or Programa Nacional de Desestatização). Accordingly, Celgpar and we deposited our shares of CELG-D with the National Privatization Fund (FND, or Fundo Nacional de Desestatização). Our shareholders’ meeting held on December 28, 2015, approved the sale of our shares of CELG-D. The privatization process was expected to be arranged by BM&FBOVESPA and to be held in the first half of 2016. However, the Commission of Bidding relating to the Privatization Auction of CELG-D, designated by the Ordinance PRESI 093/2016 – BNDES of June 29, 2016, announced on August 2016 that the bid was considered cancelled due to lack of bidders.Accordingly, Eletrobras will review the privatization conditions approved by the National Council on Privatization (“CND”) and BNDES, in order to launch a new bid to privatize CELG D. Accordingly, the Investments Partnership Program of the Presidency of the Republic (Programa de Parceria de Investimentos da Presidência da República – PPI) reviewed, on September 14, 2016, the privatization conditions approved by the National Council on Privatization (“CND”) and BNDES, in order to launch a new bid in 2016 to privatize CELG D. The Board of Investment Partnerships Program of the Federal Government approved the Resolution 7/2016 in which is being listed the new minimum conditions and new price for sale, by Eletrobras, of its shareholding participation in CELG Distribuição S.A (“Celg-D”). The new market value approved by the PPI for CELG D is R$ 4.448 billion (four billion, four hundred forty-eight million). However, considering the debts and other liabilities in the amount of R$ 2.656 billion (two billion, six hundred fifty-six million), as of June 2016, the net value of CELG D is R$ 1.792 billion (one billion, seven hundred ninety-two million). In the privatization process, Eletrobras intends to sell its entire stake in CELG D, equivalent to 50.9% of the share capital. The shareholders of Eletrobras are invited to attend the Extraordinary General Meeting to be held on October 24, 2016 to deliberate about this sale.

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

Brazilian Macroeconomic Conditions

Brazilian GDP

Brazil recorded a 4.61% decrease in its GDP as of June 30, 2016; a 3.85% decrease in its GDP for the year ended December 31, 2015; a 0.1% increase for the year ended 2014 and a 2.3% increase for the year ended December 31, 2013, as reported by the Central Bank of Brazil using data provided by the IBGE. The Central Bank has attributed this decrease to (i) the continued effects of macroeconomic measures enacted by the Brazilian Government, including inflation targeting, and (ii) non-economic events, such as the effects of Operação Lava-Jato on certain sectors of the economy and the breach of the Mariana dams in the final quart of 2015, which negatively affected iron ore production.

In its quarterly inflation report published in September 2016, the Central Bank stated that it expects the Brazilian GDP to decrease 3.5% in the year ended December 31, 2016. See “ We are controlled by the Brazilian Government, the current policies and priorities of which directly affect our operations and may conflict with interests of our investors” for more information regarding the effects of macroeconomic developments on our results of operations.

SELIC rate

As of April 18, 2013, the Central Bank began a monetary tightening cycle, pursuant to which it successively increased the SELIC rate, which is the benchmark interest rate for securities issued by the Brazilian government, from 7.25%, effective as of October 11, 2012, to 14.25% effective as of July 30, 2015. From July, 2015, to September 2016, the SELIC rate was 14.25%

Inflation

The IGP-M inflation index increased to 10.5% for the year ended December 31, 2015 from 3.7% for the year ended December 31, 2014 and 5.5% for the year ended December 31, 2013. From January, 2016 to September, 2016 the IGP-M inflation index increased to 6.46%. The IPCA inflation index increased to 10.6% for the year ended December, 2015 from 6.4 for the year ended December 31, 2014 and 5.9% for the year ended December 31, 2013. From January, 2016 to August, 2016 the IPCA inflation index increased to 5.42%. In its March quarterly inflation report, the Central Bank highlighted that the increase in inflationwas principally due to: (i) the depreciation of the real against the U.S. dolar, (ii) tax increases and (iii) seasonal preassure on the cost of food and education.

Exchange rate

The Brazilian real depreciated against the U.S. dollar to R$ 3.90 as of December 31, 2015 compared to R$ 2.66 as of December 31, 2014 and R$ 2.34 as of December 31, 2013. As of September 30, 2016, real depreciated against the U.S. dollar to R$ 3.24. In December 30, 2014 the Central Bank announced the extension of its foreign exchange intervention program, which it commenced in August 22, 2013. Pursuant to this program the Central Bank announced that it will offer U.S.$0.5 billion of derivatives (swap agreements) until the end of March 2015. On March 24, 2015, the Central Bank announced that it would not extend the programFor further information on how the real to U.S. dollar exchange rates affect our results, see “—Exchange Rate Variations.”

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the years indicated:

	Year Ended December 31,
	2015		2014		2013
GDP growth rate		(3.85)%		0.15%		2.3%
Inflation (IGP-M)		10.54%		3.67%		5.51%
Inflation (IPCA)		10.67%		6.41%		5.91%
Appreciation (depreciation) of the real vs. the U.S. dollar		47.01%		13.39%		14.64%
Period-end exchange rate – U.S.$1.00	R$	3.9048	R$	2.6562	R$	2.3426
Average exchange rate – U.S.$1.00	R$	3.3387	R$	2.3547	R$	2.1605

Sources: Fundação Getúlio Vargas, Ipeadata Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

Electricity consumption in Brazil decreased 2.1% in 2015. This was a smaller rate of decrease than the GDP decrease for the same period, which was 3.85. This decrease was mainly caused by decreased demand in the industrial segment, which recoreded a reduction of 5.3%, and in the domestic segment, which recorded a reduction of 0.7%. Data published by Empresa de Pesquisa Energética – EPE shows that total power consumption in Brazil for 2015 was 464,683 GWh, which represents a decrease of 2.1% in relation to 2014.

The electric power consumption in Brazil by geographic region is presented below:

Energy Consumption in the Network (GWh):

Consumption Class					2015	2014	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	8,474	14,884	4,938	4,527	33,420	32,364	3.3
Northeast	26,073	24,622	14,091	15,213	79,998	80,746	(0.9)
Southeast	64,761	90,189	48,808	30,849	234,608	242,513	(3.3)
South	20,353	31,082	15,160	15,409	82,005	84,819	(3.3)
Mid-West	11,056	8,797	7,385	7,413	34,651	34,381	0.8

Consumption Class					2014	2013	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	7,422	14,153	4,411	4,166	32,375	30,152	7.37
Northeast	23,856	28,736	12,633	14,601	80,546	79,827	0.90
Southeast	63,947	100,183	45,656	30,273	241,036	240,058	0.41
South	19,672	32,339	14,164	14,670	84,933	80,845	5.06
Mid-West	9,961	9,184	6,848	6,865	34,506	32,858	5.02

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

Regulated Distribution Tariffs

For 2015, 29.9% of our net operating revenues (before eliminations) were derived from the distribution of electricity. The distribution companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated and adjusted by ANEEL only in accordance with the process set out in “Item 4.B Business Overview – The Brazilian Power Industry – Distribution Tariffs.”

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

Also the variables and assumptions used by us and our subsidiaries in determining discounted cash flows for recognition of impairment of long-lived assets may vary due to inherently uncertain events. These events include: maintenance of levels of energy consumption; growth rate of economic activity in the country; availability of water resources; and determination of the value of reversion at the end of the concession period. Law 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the identification basis for public service concessions. We have determined that the identification basis will be based on the VNR, for generation and transmission assets, and by the base value of Regulatory Asset Base (Base Remuneração Regulatória) for distribution assets, based on its VNR value. These are the bases used to determine the indemnity at the end of concession period for generation, transmission and distribution of electricity. For further information, please see Note 3.XI and changes in provisions made during the year in Note 20 to the consolidated Financial Statements. Another significant variable is the discount rate used to discount cash flows.

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

Useful life of fixed assets

We adopt the criteria defined in ANEEL Resolution 367 of June 2, 2009, in determining the estimated useful life of fixed assets, limited to the concession term for the operations that are based on IFRIC 12, pursuant to the understanding that they fairly represent such lifespan.

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

In 2014, we recognized reversals of provisions for onerous contract losses. Please refer to note 34 of our consolidated financial statements for a further discussion regarding the reversal of these provisions.

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

•	On November 25, 2014, ANEEL decided to add the concession and permit agreements of the Brazilian electricity distribution companies, incorporating the balances of the receivables from Parcel A and other financial items in calculation of indemnity, when the concession expires. The aforementioned event requires that the balance be recognized for any differences from Parcel A and other financial components not yet recovered or liquidated. The total revenue from Parcel A and other financial items on December, 31, 2015 is R$ 324 million. See Note 38 of the Consolidated Financial Statements for further information.

Other Operating Revenues

Other operating revenues derive from telecommunication companies using certain parts of our infrastructure to install telecommunication lines, and other revenues which are not related to the electricity services.

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

Electricity Purchased for Resale

Our distribution and generation segments both purchase electricity for resale. Electricity purchased in the distribution segment is purchased from generators. Electricity purchased in the generation segment represents the Paraguayan portion of the energy from Itaipu that is sold to distribution companies defined under the Itaipu treaty as well as to other generators or traders with a view to complying with the powe load demand.

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

A. Operating Results

Changes to the Presentation of our Operating Results

We revised our consolidated financial statements as of and for the years ended December 31, 2013 and 2012. Subsequent to the issuance of our 2013 consolidated financial statements, which were originally approved for issuance by the Board of Directors on March 27, 2014, our management determined that the measurement of our finance leasing had to be corrected for an error. As a result, the financial statements have been revised from the amounts previously reported to reflect the assets and liabilities at the adjusted present value of the minimum lease payments. The effects of this review had no material impact on our net loss for the periods. See note 3.29 to our consolidated financial statements for a description of the adjustment and its impact on our consolidated financial statements. Our financial information as of and for the years ended December 31, 2015, 2014, 2013 and 2012 reflects the effects of the adjustment and these consolidated financial statements are fully comparable. Management decided not to restate our consolidated financial statements as of and for the year ended December 31, 2011 because a restatement would not improve comparability due the adoption of IFRS 11. In 2013, we applied IFRS 11 beginning on January 1, 2012, based on the issued amendments to IFRS 10, IFRS 11 and IFRS 12 revising the transition guidance to provide relief from full retrospective application. As a result of these amendments, we retroactively adjusted our consolidated financial statements for the annual period immediately preceding the date of initial application (January 1, 2013). As we were not required to, and did not, fully revise our consolidated financial statements as of and for the year ended December 31, 2011, these consolidated financial statements are not directly comparable to our consolidated financial statements as of and for the years ended December 31, 2015, 2014, 2013 and 2012.

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

The segment information presented herein related to the year ended December 31, 2015 contemplates the adjusting subsequent events identified by the Company related to contingencies and investigation findings. Please see the explanatory notes 4 (item X.I), 31and 42, respectively, for further information.

Please see Note 45 in the Consolidated Financial Statements for information of revenue from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues with eliminations:

	Year Ended December 31,			Year Ended December 31,
	2015	2014	2013	2015	2014	2013
Revenues						Revised
Eletricity sales:
Distribuition	48.6%	27.2%	22.9%	15,846,942	8,188,785	5,462,274
Generation	60.0%	69.3%	72.2%	19,538,758	20,890,550	17,198,906
Transmission	18.5%	16.9%	19.0%	6,031,625	5,100,632	4,517,018
Other operating revenues	4.5%	4.4%	4.2%	1,471,741	1,332,197	1,008,200
Taxes on revenues	-24.5%	-14.5%	-14.6%	(7,986,568)	(4,369,343)	(3,470,337)
Regulatory charges on revenues	-7.1%	-3.3%	-3.7%	(2,313,660)	(1,005,014)	(880,418)

Net operating revenues	100.0%	100.0%	100.0%	32,588,838	30,137,807	23,835,643

Expenses
Operating expenses	-130.48%	-112.8%	-122.6%	(42,628,284)	(33,981,264)	(29,215,078)
Financial expenses, net	-5.2%	2.3%	1.6%	(1,699,025)	694,625	376,684
Gains on results of affiliated companies	1.6%	-4.3%	0.7%	531,446	(1,308,304)	177,768
Income before income tax and social contribution	-34.0%	-14.8%	-20.2%	(11,207,024)	—	(4,824,983)
Income tax	-2.2%	-5.6%	-5.7%	(710,112)	(4,457,135)	(1,366,678)
Minority interests	0.0%	0.0%	0.0%	—	(1,700,518)	—

Net income	-36.26%	-25.8%	-26.0%	(11,917,136)	(6,157,653)	(6,191,661)

The following table shows our revenues and operating expenses as a percentage of net operating revenues without eliminations:

	Year Ended December 31,			Year Ended December 31,
	2015	2014	2013	2015	2014	2013
Revenues						Revised
Eletricity sales:
Distribuition	45.8%	26.0%	21.5%	15,846,942	8,188,785	5,462,274
Generation	61.8%	70.7%	73.9%	21,374,540	22,289,159	18,813,835
Transmission	17.4%	16.2%	17.7%	6,031,625	5,100,632	4,517,018
Other operating revenues	4.8%	4.3%	4.0%	1,653,801	1,340,865	1,019,879
Taxes on revenues	-23.1%	-13.9%	-13.6%	(7,986,568)	(4,369,343)	(3,470,337)
Regulatory charges on revenues	-6.7%	-3.2%	-3.5%	(2,313,660)	(1,005,014)	(880,418)

Net operating revenues	100.0%	100.0%	100.0%	34,606,680	31,545,084	25,462,251
Expenses
Operating expenses	-144.48%	-114.5%	-132.1%	(50,112,665)	(36,124,530)	(33,631,080)
Financial expenses, net	-4.7%	2.2%	1.3%	(1,625,063)	706,909	324,350
Loss on results of affiliated companies	-17.6%	-5.0%	-2.0%	(6,091,974)	(1,575,940)	(519,762)
Income before income tax and social contribution	-66.7%	-17.3%	-32.8%	(23,090,578)	(5,448,479)	(8,364,241)
Income tax	-2.1%	-5.4%	-5.4%	(710,112)	(1,700,518)	(1,366,678)
Minority interests	0.0%	0.0%	0.0%	—	—	—

Net income	-69.2%	-22.7%	-38.2%	(23,933,134)	(7,148,997)	(9,730,919)

Year ended December 31, 2015 compared to year ended December 31, 2014

Consolidated Results

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2015 increased by R$ 2,451 million, or 8.13%, to R$ 32,589 million in 2015 from R$ 30,138 million in 2014. This increase was due to:

•	an increase of R$ 3,688 million, or 55.34%, in our distribution operating revenues to R$ 10,352 million in 2015 from R$ 6,664 million in 2014, principally due to the consolidation of CELG-D’s results with our results for 2015, whereas for 2014 CELG-D’s results were only consolidated with our results for the final three-month period of 2014; and

•	an increase of R$ 686 million, or 13.80%, in our transmission operating revenues to R$ 5,665 million in 2015 from R$ 4,979 million in 2014, due to (i) a 22.5% increase in operating and maintenance revenue and (ii) a 17.3% increase in tariffs and annual permitted revenues. These increases are a result of the annual tariff revision, which was positively influenced by (a) an increase in inflation as measured by the IPCA of 10.67% for 2015, and (b) the deployment 503 km of new transmission lines.

This increase was partially off-set by:

•	a decrease of R$ 1,580 million, or 8.0%, in our generation operating revenues to R$ 18,242 million in 2015 from R$ 19,821 million in 2014, due to decreases in revenues from: (i) energy sold on the Free Market; (ii) Eletronuclear, due to the scheduled interruption of operations of the Angra II plant in October 2015; and (iii) CGTEE, due to interruptions at the Candiota III plant, which resulted in the production of less energy and penalties for generation at less than the required levels. This decrease was partially off-set by an increase in the volume of energy sold to 234 TWh in 2015 from 229 TWh in 2014 and an increase in revenue from supply operations increased to R$ 3,572 million in 2015 from R$ 3,317 million in 2014.

Operating Costs and Expenses

Operating costs and expenses for 2015 increased by R$ 8,647 million, or 25.45%, to R$ 42,628 million in 2015 from R$ 33,981 million in 2014.

The increase was largely due to:

•	operating provisions, which increased by R$ 6,924 million, or 148.47%, to R$ 11,587 million in 2015 from R$ 4,663 million in 2014, due to: (i) the recognition of impairments of R$ 5,980 million, R$ 4,962 million of which relate to the Angra III plant based on (a) the date that we expect the plant to become operational and (b) changes in the discount rate used to make the impairment tests, due to Brazilian macroeconomic conditions (For further information in respect of delays of the Angra III plant, please see note 20 to the 2015 financial statements, and; (ii) R$ the consolidation of CELG-D’s results with our results for 2015, whereas for 2014 CELG-D’s results were only consolidated with our results for the final three-month period of 2014;

•	payroll and related charges, which increased by R$ 1,010 million, or 11.90%, to R$ 9,495 million in 2015 from R$ 8,485 million in 2014, due to (a) an increase in salaries following the 2015 collective bargaining agreement; and (b) the addition of further employees as a result of our acquisition of CELG-D in September 2014;

•	electricity purchased for reselling, which increased by R$ 341 million, or 3.28%, to R$ 10,766 million in 2015 from R$ 10,425 million in 2014, due to an increase in electricity purchased for reselling, which increased to R$ 10,755 in 2015 from R$ 10,425 million in 2014, due to the consolidation of CELG-D’s results with our results for 2015, whereas for 2014 CELG-D’s results were only consolidated with our results for the final three-month period of 2014. Excluding CELG-D’s expenses for the purchase of energy for resale, the amount of energy purchased for resale increased to R$ 8,378 in 2015 from R$ 7,820 in 2014, principally due to: (i) a decrease in provisions for doubtful accounts and (ii) improved hydrological conditions in 2015.

The increase in these costs and expenses was partially offset by a decrease in:

•	fuel for electricity production, which decreased by R$ 230 million, to R$ 1,250 million in 2015 from R$ 1,480 million in 2014, due to a decrease of generation of our thermal powered plants as a result of improved hydrological conditions in 2015; and

•	the investigation findings in the amount of R$ 16.0 million in 2015 when compared to R$ 195.1 million in 2014.

Financial Income (Expenses), Net

Financial income (expenses), net resulted in expenses of R$ 1,699 million in 2015 compared to income of R$ 695 million in 2014. The increase in expenses was mainly due to:

•	debt charges, which increased by R$ 2,891 million, or 83.8%, to R$ 6,340 million in 2015 from R$ 3,365 million in 2014, due to (i) increase in the SELIC rate from 11.75% as of December 31, 2014 to 14.15% as of December 31, 2015; and (ii) the depreciation of approximately 45% of the Brazilian real against the U.S. dollar in 2015; and,

•	remuneration for indemnification - Law No. 12,783, which decreased by R$ 904 million, or 88.7%, to an expense of R$ 115 million in 2015 from R$ 1,019 million in 2014, due reimbursements made to the CDE Account for indemnification amounts received in excess in 2015.

This increase in expenses was partially offset by an increase in financial income from monetary restatement, net which increased by R$ 2,057 million, or 594.18%, to R$ 2,403 million in 2015 from R$ 346 million in 2014, due to an increase in the IPCA and IGP-M inflation indices that apply to loans granted by us.

Equity Investments

Equity investments increased by R$ 1,840 million, or 140.62%, to income of R$ 531 million in 2015 from an expense of R$ 1,308 million in 2014, due to the negative results of Madeira Energia, an SPE in which we hold an equity interest and account for using the equity pick-up method, which recorded income of R$ 7 million in 2015 compared to expense of R$ 861 million in 2014, and CEEE-GT, which recorded income of R$ 14 million in 2015 compared to an expense of R$ 91 million in 2014 and CEEE-D, which recorded an expense of R$ 10 million in 2015 comapred to an expense of R$ 145 million in 2014.

Income Taxes

Income taxes and social contribution decreased by R$ 990 million to an expense of R$ 710 million in 2015 from an expense of R$ 1,701 million in 2014. The decrease was primarily due to the fact that: (i) we recorded a greater gross loss in 2015 and (ii) we wrote-off certain of Chesf’s and Furnas’ tax credits in 2014.

Net Loss

As a result of the factors discussed above, our net loss increased by R$ 5,759 million, or 93.53%, to a net loss of R$ 11,917 million in 2015 from a net loss of R$ 6,158 million in 2014.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment decreased by R$ 1,580 million, or 8.0%, to R$ 18,242 million in 2015 from R$ 19,822 million in 2014 due to the factors set forth below.

Electricity Sales

Electricity sales decreased by R$ 1,153 million, or 6.81%, to R$ 15,772 million in 2015 from R$ 16,925 million in 2014. This decrease was due to decreases in revenues from: (i) energy sold on the Free Market; (ii) Eletronuclear, due to the scheduled interruption of operations of the Angra II plant in October 2015; and, (iii) CGTEE, due to interruptions at the Candiota III plant, which resulted in the production of less energy and penalties for generation at less than the required levels.

Regulatory Charges on Revenues

Regulatory charges on revenues decreased R$ 100 million, or 13.26%, to R$ 654 million in 2015 from R$ 754 million in 2014 due to decreased operational revenues. For a description of the calculation of regulatory charges on revenues please see “—Description of Principal Line Items—Operating Revenues— Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased R$ 7,954 million, or 50.24%, to R$ 23,803 million in 2015 from R$ 15,849 million in 2014.

The primary drivers of the increase in operating costs and expenses were:

•	operating provisions, which increased by R$ 9,382 million, or 597.2%, to an expense of R$ 7,811 million in 2015 from income of R$ 1,571 million in 2014, due to the fact that (i) impairments increased to R$ 5,470 million in 2015 from R$ 252 million in 2014, R$ 4,962 million of which relate to the Angra III plant based on (a) the date that we expect the plant to become operational and (b) changes in the discount rate used to make the impairment tests, due to Brazilian macroeconomic conditions. For further information in respect of delays of the Angra III plant please see explanatory note No. 20 to the 2015 financial statements ; and (ii) onerous contracts changed to an expense of R$ 102 million in 2015 from income of R$ 1,577 million in 2014 due to reversions by Chesf in respect of the Itaparica and Camaçari plants and by Energia Sustentável do Brasil S.A. in respect of Jirau;

•	the investigation findings in the amount of R$ 16.0 million in 2015 when compared to R$ 195.1 million in 2014; and

•	other expenses, which increased by R$ 277 million, or 41.84% to R$ 939 million in 2015 from R$ 662 million in 2014, due to (i) an increase of R$ 87 million in amounts from leases and rents which increased in 2015 in line with inflation as reported by IPCA and (ii) doubtful accounts written-off in the amount of R$ 59 million.

This increase in these costs and expenses was partially offset by:

•	electricity purchased for resale, which decreased by R$ 1,129 million, or 14.90% to R$ 6,448 million in 2015 from R$ 7,577 million in 2014, due to a decrease in the amount of energy sold on the Free Market; and

•	fuel for electricity production, which decreased by R$ 270 million, or 18.22% to R$ 1,210 million in 2015, from R$ 1,480 million in 2014, due to decreased generation activity at our thermal plants due to improved hydrological conditions in 2015.

Income Taxes

Income taxes and social contribution decreased by R$ 3,872 million to an expense of R$ 127 million in 2015, from an expense of R$ 3,999 million in 2014. The decrease was primarily due to the fact that (i) we recorded a greater loss in 2015 and (ii) we wrote-off certain of Chesf’s and Furnas’ tax credits in 2014.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased R$ 687 million, or 13.80%, to R$ 5,665 million in 2015 from R$ 4,978 million in 2014, due to the factors set out below.

Operation and Maintenance

Operation and maintenance of revenue increased R$ 516 million, or 19.85%, to R$ 3,116 million in 2015 from R$ 2,600 million in 2014 primarily as a result of: (i) new revenues from investments to improve our transmission system, (ii) the deployment of new investments and (iii) the annual review of annual permitted revenues. For further information regarding the annual review of annual permitted revenues.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$ 4 million, or 2.84%, to an expense of R$ 161 million in 2015 from an expense of R$ 157 million in 2014 primarily as a result of the increase in our revenues in 2015. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues”.

Updates from the internal rate of return

Updates from the internal rate of return increased R$ 124 million, or 17.37%, to R$ 838 million in 2015 from R$ 714 million in 2014 due to a 17.3% increase in the annual permitted revenues, which increased in line with the IPCA inflation index.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased R$ 2,559 million, or 54.41%, to R$ 7,262 million in 2015 from R$ 4,703 million in 2014.

The primary drivers of the increase in operating costs and expenses were:

•	operating provisions, which increased by R$ 1,704 million, or 7718.05%, to an expense of R$ 1,683 million in 2015 from income of R$ 22 million in 2014, due to: (i) the enactment of new regulations by ANEEL in 2014 (Resolution ANEEL 642 e 643/2014), which allowed our transmission subsidiaries to constitute new financial assets and (ii) onerous contracts entered into by Chesf and Furnas.;

•	payroll and related charges, which increased by R$ 286 million, or 10.36%, to R$ 3,046 million in 2015 from R$ 2,760 million in 2014, due to an increase in salaries in line with inflation;

•	construction – transmission, which increased by R$ 292 million, or 16.35%, to R$ 2,078 million in 2015 from R$ 1,786 million in 2014, due to increased investments in the transmission segment, which resulted in the deployment 503 km of new transmission lines;

•	other expenses, which increased by R$ 274 million, or 258.2% to an expense of R$ 382 million in 2015 from an expense of R$ 108 million in 2014, due to the elimination of accounting effects as a result of operations between two of our subsidiaries.

Income Taxes

Income taxes and social contribution decreased by R$ 2,241 million to a credit of R$ 277 million in 2015, from a credit of R$ 2,518 million in 2014. The decrease was primarily due to the fact that we wrote-off tax credits in 2014.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased R$ 3,688 million, or 55.34%, to R$ 10,352 million in 2015 from R$ 6,664 million in 2014 due to the factors set forth below. This increase was primarily due to an increase in revenues from sale of energy which increased R$ 7,520 million, or 102.9%, to R$ 14,835 million in 2015 compared to R$ 7,315 in 2014.

Taxes on Revenues

Taxes on revenues increased R$ 2,440 million, or 108.06%, to R$ 4,698 million in 2015 from R$ 2,258 million in 2014 primarily as a result of increased revenue due to the consolidation of CELG-D’s results with our results for 2015, whereas for 2014 CELG-D’s results were only consolidated with our results for the final three-month period of 2014. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$ 1,405 million, or 1,506.9%, to R$ 1,498 million in 2015 from R$ 93 million in 2014 primarily as a result of an increase in income from our distribution subsidiaries, which was substantially impacted by the results of CELG-D, which were consolidated with our results for 2015, whereas for 2014 CELG-D’s results were only consolidated with our results for the final three-month period of 2014. For a description of the calculation of regulatory charges on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues.”.

Operating Costs and Expenses

Operating costs and expenses for the distribution segment increased R$ 3,813 million, or 59.05%, to R$ 10,270 million in 2015 from R$ 6,457 million in 2014.

The primary drivers of the increase in operating costs and expenses were:

•	payroll and related charges increased by R$ 626 million, or 43.04%, to R$ 2,082 million in 2015 from R$ 1,456 million in 2014, due to increased headcount due to the acquisition of CELG-D and annual employee salary increases consistent with inflation as reported by the IPCA;

•	electricity purchased for reselling increased by R$ 1,926 million, or 52.06%, to R$ 5,626 million in 2015 from R$ 3,699 million in 2014, due to the acquisition of CELG-D and the increased costs to purchase fuel Amazonas Energia Distribuição, which purchases petroleum for its generation and distribution;

•	operating provisions increased by R$ 886 million, or 149.58%, from income of R$ 593 million in 2014 to an expense of R$ 294 million in 2015, due to impairment in the amount of R$ 94 million and an increase in provisions for doubtful accounts of R$ 643 million, which was mainly due to changes in the criteria used to classify doubtful accounts by our distribution subsidiaries, principally CELG-.

Income Taxes

Income taxes and social contribution decreased by R$ 11 million to a credit of R$ 11 million in 2015 from a credit of R$ 22 million in 2014. The decrease was primarily due to the fact that we recorded a greater loss in 2015.

Results of Administration Segment

Net Operating Revenues

Net operating revenues for the administration segment increased R$ 266 million, or 326.54%, to R$ 348 million in 2015 from R$ 82 million in 2014 primarily due to the acquisition of transmission concession 10/2009 from our subsidiary Eletrosul.

Operating Costs and Expenses

Operating costs and expenses for the administration segment decreased R$ 338 million, or 3.7%, to R$ 8,778 million in 2015 from R$ 9,116 million in 2014.

The primary drivers of the increase in operating costs and expenses were:

•	operating provisions decreased by R$ 489 million, or 6.4%, from R$ 7,681 million in 2014 to R$ 7,192 million in 2015, due to: (i) amount of R$ 4.1 billion in compulsory loans which were recognized only in 2014 due to a register of subsequent events described in Note 47 and Note 30 of the consolidated financial statements, (ii) uncovered liabilities which increased at: (a) Amazonas Energia by R$ 1,929 million, to R$ 2,344 million in 2015 from R$ 415 million in 2014; (b) CEPISA by R$ 601 million, to R$ 563 million in 2015 from R$ 38 million in 2014; and (c) CERON by R$ 645 million to R$ 457 million in 2015 from R$ 189 million in 2014.

Equity Investments

Equity investments for the administration segment increased R$ 4,516 million, or 286.6%, to an expense of R$ 6,092 million in 2015 from an expense of R$ 1,576 million in 2014 mainly due to expenses which increased at: (a) Eletronuclear by R$ 3,792 million to R$ 4,791 million in 2015 from R$ 999 million in 2014; and (b) Eletrosul by R$ 876 million to an expense of R$ 912 million in 2015 from income of R$ 36 million in 2014.

Financial Results

Financial results for the administration segment increased R$ 1,496 million, or 60.71%, to R$ 3,959 million in 2015 from R$ 2,463 million in 2014 substantially due to:

•	exchange variation, net which increased R$ 619 million, or 91.6%, to an income of R$ 1,295 million in 2015 from an income of R$ 676 million in 2014, due to a 45% depreciation of the real against the U.S. dollar in 2015 ; and

•	revenue from financial investments, which increased by R$ 169 million, or 38.5%, to an income of R$ 608 million in 2015 from an income of R$ 439 million in 2014, due to increase in the SELIC rate from 11.75% as of December 31, 2014 to 14.15% as of December 31, 2015;

•	revenue from financial and loans, which increased R$ 597 million, or 24.77%, to an income of R$ 3,008 million from an income of R$ 2,411 million in 2014, due to (i) increase in the SELIC rate from 11.75% as of December 31, 2014 to 14.15% as of December 31, 2015; and (ii) the depreciation of approximately 45% of the Brazilian real against the U.S. dollar in 2015.

This increase was partially off-set by an increase in:

•	debt charges, which increased R$ 947 million, or 62.72%, to an expense of R$ 2,457 million in 2015 from an expense of R$ 1,510 million in 2014, due to (i) increase in the SELIC rate from 11.75% as of December 31, 2014 to 14.15% as of December 31, 2015; and (ii) the depreciation of approximately 45% of the Brazilian real against the U.S. dollar in 2015.

Income Taxes

Income taxes and social contribution for the administration segment increased R$ 629 million, or 259.72%, to an expense of R$ 871 million in 2015 from an expense of R$ 242 million in 2014. Despite the fact that our accounting loss increase substantially when compared to 2014, our expenses with income taxes increased due to the fact that in 2014 we recorded a net loss. In 2014, we did not recognize current taxes and only recognized deferred taxes on temporary differences incurred in 2014. In 2015, we incurred a fiscal profit, as a large portion of our accounting expenses corresponded to temporary and permanent differences that were used to calculate our fiscal profit, such as compulsory loans expenses, which increased to R$ 5.7 billion in 2015 from R$ 308 million in 2014, and equity pick-up expenses, which increased to R$ 6.1 billion in 2015 from R$ 278 million in 2014. This resulted in a current income tax expense and our deferred income taxes expenses increase to R$ 480 million in 2015 from R$ 236 million in 2014. See “Year ended December 31, 2014 compared to year ended December 31, 2013—Consolidated Results—Income Taxes and Social Contribution.”

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

Net Operating Revenues

Net operating revenues for 2014 increased by R$ 6,302 million, or 26.4%, to R$ 30,138 million in 2014 from R$ 23,836 million in 2013. This increase was largely due to:

•	an increase of R$ 3,133 million, or 18.8%, in our generation operating revenues to R$ 19,821 million in 2014 from R$ 16,688 million in 2013, due to an increase in the average price on the spot market. This increase was partially off-set by a 6.4% decrease in the volume of energy sales from 260.2 TWh in 2013 to 243.5 TWh in 2014 due to the fact that we produced less energy in 2014, as a result of the adverse hydrological conditions, which reduced production of our hydroelectric power plants.

•	an increase of R$ 2,165 million, or 48.1%, in our distribution operating revenues to R$ 6,664 million in 2014 from R$ 4,499 million in 2013, due to (i) an overall increase in the tariffs which ranged from -1.34% to 39.2%, as a result of ANEEL’s periodic tariff review, which last occurred in November of 2013; (ii) an increase of 24.8% in the volume of energy sold from 16.1 TWh in 2013 to 20.1 TWh in 2014; and (iii) the fact that we acquired CELG-D on September 26, 2014 and commenced consolidating its results into our income statement from October 1, 2014.

•	an increase of R$ 774 million, or 18.4%, in our transmission operating revenues to R$ 4,978 million in 2014 from R$ 4,203 million in 2013, due to (i) an increase in the volume of energy transmitted as further transmission lines become operational during 2014 (including Transmission Line Jardim – Penedo C1 with 110 Km; Transmission Line Extremoz II – C. Mirin II C1 and Transmission Line Bom Jesus da Lapa – Igaporã II with 115 Km, by Chesf), and (ii) an increase in the tariffs to line with inflation as measured by the IPCA, which increased to 6.5% for 12 month period ended December 31, 2014 from 5.9% for 12 month period ended December 31, 2013

Operating Costs and Expenses.

Operating costs and expenses for 2014 increased by 16.31% to R$ 33,981 million in 2014 compared to R$ 29,215 million in 2013.

The increase was largely due to:

•	electric energy purchased for resale increased by R$ 4,910 million, or 89%, to R$ 10,424 million in 2014 from R$ 5,515 million in 2013, due to an increase in the production of thermal energy as we needed to supplement hydroelectric generation with thermal generation as a result of adverse hydrological conditions in 2014;

•	depreciation and amortization increased by R$ 265 million, or 17.6%, to R$ 1,777 million in 2014 from R$ 1,512 million in 2013, due to (i) the incorporation of the further SPEs by Eletronorte and (ii) the fact that new assets, such as the “230 kV Transmission Line of 987 km: Porto Velho-Jauru” operated by Linha Verde Transmissora de Energia S.A. and the “500/±600 kV Conversion and Inversion Station 01” operated by Estação Transmissora de Energia S.A. transmission lines, became operational.

•	operating provisions increased by R$ 1,405 million, or 43.12%, to R$ 4,663 million in 2014 from R$ 3,258 million in 2013, due to operating provisions increased by R$ 5,388 million, or 165.35%, to R$ 8,646 million in 2014 from R$ 3,258 million in 2013, due to the recognition in 2014 of subsequent events of Compulsory Loan and Amazonas Energia investiment lost as described in Note 47 and Note 30 of the consolidated financial statements and reversal impairment in 2014 by R$ 132 million due the investigation findings writte off, as per explanatory Note 4.XI to the 2014 financial statement

The increase was partially off-set by:

•	other expenses decreased by R$ 414 million, or 19.8%, to R$ 1,675 million in 2014, from R$ 2,090 million in 2013 largely due to a reduction in the amount of uncollectable losses.

•	construction costs decreased by R$ 648 million, or 18.3%, to R$ 2,900 million in 2014, from R$ 3,548 million in 2013 due to the fact that we conducted most of our projects through not consolidated SPEs rather than constructing the relevant projects ourselves;

•	payroll and related charges decreased by R$ 760 million, or 8.2%, to R$ 8,485 million in 2014, from R$ 9,245 million in 2013 due to a reduction in the overall payroll following the latest redundancy incentive plan. This decrease was partially off-set by (i) an increase in salaries following the 2014 collective bargaining agreement; and (ii) the addition of further employees as a result of our acquisition of CELG-D in September 2014; and

•	investigation findings in 2014 in the amount of R$ 195 million, as per explanatory Note 4.XI to the 2014 financial statements.

Financial Income (Expenses), Net

Financial income (expenses), net resulted in income of R$ 695 million in 2014 compared to income of R$ 377 million in 2013.

This increase was mainly due to

•	revenue from financial investments increased by R$ 465 million, or 83.6% to R$ 1,021 million in 2014, from R$ 556 million in 2013 due the increase in the SELIC rate from 10.0% as of December 31, 2013 to 11.75% as of December 31, 2014, which increased our revenues from the fixed income securities issued by the Brazilian Federal Treasury we hold; and

•	remuneration for the first tranche of indemnification - Law 12,783 increased by R$ 578 million, to R$ 1,019 million in 2014, from R$ 441 million in 2013 due to the remuneration by IPCA inflation plus 5.59% to which these indemnification payments are indexed.

This increase was partially off-set by decreases in:

•	revenue from interest, commissions and fees decreased by R$ 75 million, or 6.5%, to R$ 1,071 million in 2014 from R$ 1,146 million in 2013, due to the fact that we converted the debt owed to us by certain of our subsidiaries (particularly in the distribution segment) into shares of those subsidiaries.

Equity in profits and losses of associates

Equity in profit and losses of associates decreased by R$ 1,486 million to a loss of R$ 1,308 million in 2014, from income of R$ 178 million in 2013, largely due to (i) operational losses of R$ 461 million incurred by Energia Sustentável do Brasil, which operates HPU Jirau, during 2014; (ii) operational losses of R$ 861 million incurred by Madeira Energia S.A.; and (iii) operating provisions of R$ 91.5 million in 2014 in connection with investigation findings of projects in which Eletrobras holds a minority ownership interest, as per explanatory Note 4.XI to the 2014 financial statements.

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

The primary drivers of the increase in operating costs and expenses were:

•	electricity purchased for reselling increased by R$ 3,022 million, or 66.3%, to R$ 7,577 million in 2014 from R$ 4,555 million in 2013, due to the adverse hydrological conditions, which reduced the production of our hydroelectric power plants and required us to acquire electricity on the spot market in order to meet our contractual obligations;

•	redundancy incentive plan increased by R$ 113 million, or 106.6%, to an expense of R$ 219 million in 2014, from R$ 106 million in 2013 due to the fact that Eletronuclear implemented its redundancy incentive plan in 2014 (as opposed to other subsidiaries which implemented their plans in 2013);

•	investigation findings in 2014 in the amount of R$ 195.1 million, as per explanatory note No. 4.XI to the 2014 financial statements; and operating provisions increased by R$ 102 million, or 6.9%, to income of R$ 1,571 million in 2014, from income of R$ 1,469 million in 2013 due to the investigation findings as per explanatory Note 4.XI of the 2014 financial statements.

The increase was partially off-set by decreases in:

•	construction – generation decreased by R$ 497 million, or 67.4%, to R$ 240 million in 2014, from R$ 737 million in 2013 due the fact that we conducted most of our projects through SPEs to be incorporated following completion of the construction rather than constructing the relevant projects ourselves;

•	other expenses decreased by R$ 185 million, or 21.8%, to R$ 661 million in 2014, from R$ 846 million in 2013 principally due to a reduction in labor related indemnities.

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

Income Taxes

Income taxes and social contribution expense for the administration segment decreased by R$ 1,084 million, or 81.7%, to R$ 242 million in 2014, from R$ 1,326 million in 2013 due a reduction in our taxable income for this segment. See “—Year ended December 31, 2013 compared to year ended December 31, 2012—Consolidated Results—Income Taxes and Social Contribution.”

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

Sources of financing for working capital and for investments in long-term assets

Our main sources of financing for working capital and investments in fixed assets in the last three years are: indemnities from concessions renewed under the terms in Law no. 12,783/2013 approved by the granting authority; (ii) receivables related to the financing granted to Itaipu3, (iii) its own operational cash flows; (iv) loans from domestic and international lenders such as Caixa Econômica Federal (“CEF”) Banco do Brasil S.A. (“BB”) and the National Bank for Social and Economic Development (“BNDES”); and (v) loans from international credit agencies. In addition, its sources of financing include investments that Eletrobras is required to make with BB, considering that Eletrobras is required to deposit available funds with these federal financial institutions.

The main uses of resources by Eletrobras refer to (i) payment or renegotiation of debt; (ii) funding the improvement and expansion of its generation, transmission and distribution projects; (iii) possibility of participation, through its subsidiaries, in public bidding processes in connection with new transmission lines and new generation agreements, since, if Eletrobras succeeds in any of the aforementioned bidding processes, it will need additional resources to fund the required investments to expand the applicable operations.

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

Our principal uses of funds in 2015 were for capital expenditures (of R$ 10,393.8 million and debt service obligations of R$ 10,818.7 million). We met these requirements with cash provided by operating activities (amounting to R$ 9,953.5 million, long-term financing (amounting to R$ 7,344.8 million) and cash provided by the indemnifications (amounting to R$ 3,967.2 million. Eletrobras’ management believes the Company has sufficient sources of liquidity to meet its financial commitments through the combined use of its operating cash flow, the receipt of all indemnities already approved by grantor as a result of Law No. 12,783/2013 and proceeds from loans and financing already contracted and that could be taken if necessary. Further, Eletrobras’ management believes that the working capital is sufficient for the Company’s present requirements.

Cash Flows

The following table summarizes our net cash flows for the periods presented:

	For the Year Ended December 31,
	2015	2014	2013(1)
	(in R$ thousand)
Net Cash Flows:
Provided by operating activities	6,980,474	5,192,461	9,329,355
Used in investing activities	(9,012,552)	(10,637,002)	(8,155,408)
Provided by (used in) financing activities	2,018,973	3,254,036	(77,879)

(1)	We revised our consolidated financial statements as of and for the year ended December 31, 2013. Our financial information as of and for the years ended December 31, 2015, 2014 and 2013 reflects the effects of the adjustment and those consolidated financial statements are fully comparable.

Cash Flow from Operating Activities

Our cash flows from operating activities primarily result from:

•	the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices; and

•	restricted deposits for legal proceedings in cases where we are a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court. Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In 2015, our cash flows from operating activities increased by R$ 1.8 billion, to R$ 6.98 billion in 2015 from R$ 5.2 billion in 2014. This variation was due to an increase in indemnity payments received to R$ 4.0 billion in 2015 from R$ 2.8 billion in 2014.

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

In 2015, our cash flows from investing activities decreased R$ 1.6 billion, or 15.27%, to an outflow of R$ 9 billion in 2015 from an outflow of R$ 10.6 billion in 2014. This variation was due to a decrease of R$ 1.5 billion in capital contributions made to our subsidiaries and SPEs in the 2015 and an increase of R$ 2.0 billion in amounts received for loans and financing granted, which were partially off-set by an increase of R$ 1.3 billion in amounts disbursed to in relation to the deployment of the following fixed assets: Complexo Eólico Hermenegildo, VamCruz, Santo Sé II, Chapada do Piauí I, Geribatu, Chuí, Serra das Vacas, Santo Antônio and Jirau.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily reflect interest income we receive from short-term and long-term loans made to non-affiliated companies that operate in the Brazilian electricity sector.

In 2015, our cash flows from financing activities decreased R$ 1.2 billion, to an inflow of R$ 2 billion in 2015 from an inflow of R$ 3.2 billion in 2014. This variation was mainly due to an increase of R$ 2.1 billion in principal payments in respect of loans and financing entered into by us and partially off-set by a decrease of R$ 792 million of payments made to our shareholders for dividends and interest on capital.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2015, our balance sheet reflected retained reserves of R$ 26.0 million, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration (see “Item 8.A, Consolidated Financial Statements and Other Information—Policy on dividend distribution”).

Capital Expenditure

In the last three years, we have invested an average of R$ 11.0 billion per year in expansion, research and development. Approximately 53.5% was invested in our generation segment, 33.6% in our transmission segment and the balance in our distribution segment and other investments.

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

Under the EPE 10 Year Plan, it is estimated that Brazil will have 211,615 km of transmission lines and 206.4 GW of installed generation capacity by 2024 from 138.8 GW in 2014. These investments by Brazil will represent approximately R$ 376 billion. As the current largest market participant based on length of transmission lines, we expect to participate in the majority of these new investments. In accordance with the Business Plan, whose numbers and targets are under review, we believe that from 2015 to 2019, we will invest approximately R$ 50.3 billion in our generation, transmission and distribution businesses. For these investments, we expect to use the funding derived from our net cash flows as well as from accessing national and international capital markets and through bank financing.

Our capital expenditures for fixed assets, intangible assets and concession assets in 2015, 2014 and 2013 were R$ 7.7 million, R$ 6.1 million and R$ 5.7 million, respectively. These values are the budgeted values and do not match the cash flow amounts due to the accounting consolidation process and intercompany elimination.

C. Research and Development, Patents and Licenses

Research and Development

The main activities of research, development and innovation for the Eletrobras System are carried out by the Electric Energy Research Center (Cepel), a non-profit entity founded in 1974 by Eletrobras and its subsidiaries: Chesf, Eletronorte, Eletrosul and Furnas. The Center’s mission is to develop and deploy sustainable technology solutions for the generation, transmission and distribution of electricity by means of Research, Development and Innovation activities (R & D + I) for the Brazilian electricity sector. Eletrobras is the primary sponsor of Cepel and has the technical support of the Center in the coordination of important national programs such as “Light for All” (Luz para Todos), the “National Electric Energy Conservation Program” (Procel), “Incentives for Alternative Sources of Electric Energy Program” (Proinfa) and “Efficient Public Lighting” (ReLuz). Cepel also participates in the elaboration of the National Energy and the Decennial Power Plans of Eletrobras. In order to support its research activities, Cepel created a complex of 34 laboratories, some accredited by the Instituto Nacional de Metrologia (the Brazilian National Metrology Institute), that perform a wide variety of experiments, technology services and tests. Noteworthy are the laboratories of High-Voltage and High-Power - the largest of their kind in the Southern Hemisphere - and the Laboratory of Ultra-High Voltage, in its final stages of implementation having only one similar worldwide. In addition, the Center has two reference and demonstration units: CRESESB, to promote the use of solar and wind energy, and CATE, to promote the efficient use of electricity. In line with the guidelines of the Committee of Technological Politics (CPT), Cepel prioritizes strategic and structuring projects, distributed among seven main research areas, each one carried on by specific department: (i) DEA – Energy Optimization and Environment; (ii) DRE – Electrical Networks; (iii) DAS – Systems Automation; (iv) DLE – Lines and Stations; (v) DTD – Distribution Technology; (vi) DTE – Special Technologies; and (vii) Laboratories (Experimental Research) – DLA and DLF Departments.

The Cepel’s activities have important role in supporting to our core business of generation, transmission, distribution and commercialization of electric energy.

Patents and Licenses

Among others, we have registered “Eletrobras” as a trademark with the Instituto Nacional de Propriedade Industrial – INPI (the Brazilian National Industrial Property Institute).Further, Cepel has twenty-eight patents, Eletronorte has fifty-one patents, Eletrosul has six patents and Furnas has nine patents registered with the INPI relating to equipment and manufacturing processes. In addition, Furnas has three patents registered in the United States, one patent registered in Canada and Cepel has six patents registered outside Brazil.

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

D. Trend Information

Our management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information” and “Item 3.A, Risk Factors.” Fundamentally, we believe these trends will allow us to continue to grow our business and improve our corporate image:

•	electricity is in constant demand: unlike certain industries which are particularly vulnerable to cyclical conditions in the market and/or seasonality, the demand for electricity is constant. We believe we will continue to have the ability to set tariffs in accordance with market conditions, particularly in the generation segment. Although tariffs in the transmission segment are set by the Brazilian Government each year, we believe that these tariffs will continue to increase;

•	participation in future auctions will allow us to grow: we expect to participate in an increasing number of future new energy auctions, as well as new transmission auctions, and will, accordingly need to invest in new power generation plants (hydroelectric, wind, biomass and thermal) and new transmission lines in order to expand the existing grid and keep our current market share. We also believe that by focusing on generation and transmission, we will be able to maximize profits by improving efficiency in our existing infrastructure and capitalizing on opportunities arising from new infrastructure;

•	revenues from third parties for maintenance of facilities: although the core of our business will remain the generation and transmission segments, we have successfully increased our revenues in recent periods by using our expertise to provide maintenance services for other companies in our industry. Our subsidiary Eletronorte has been the key conduit for this. We expect this trend to continue, thereby improving our financial position;

•	an increasing focus on environmental, health and safety concerns: there is a trend in Brazil and globally towards increasing concerns for the protection of the environment. This impacts us in various ways, including dealing with social and political issues that may arise when we seek to construct new facilities (particularly in remote areas of Brazil) and reduced carbon emission targets from facilities that rely on fossil fuel. One of the key challenges for us will be to balance these environmental concerns against the growth of our business, as these concerns naturally can increase cost pressures. There is also an increasing trend in Brazil towards more stringent health and safety requirements with respect to operating permits for our facilities, which similarly imposes cost pressure challenges on our business; and

•	effect of Law No. 12,783: Law No. 12,783 will continue to effect the manner in which we account for our concessions. We expect to renew additional contracts for the maximum period of 30 years at significantly lower tariff levels. As a result, we may continue to write down the value of our renewed concessions and provide “onerous contract” in cash generating.

E. Off-Balance Sheet Arrangements

The Company acts as guarantor, in proportion to its equity interest, to several projects whose guaranteed amounts are described below:

Company	Project	Financing Bank	Model	Subsidiary Share	Financed Value	Outstanding Balance on December 31, 2015	Guarantee Balance Eletrobras	Guarantee Term
Eletrobras	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,095,590	20,956	1/15/2042
Eletrobras	Norte Energia	CEF	SPE	15.00%	1,050,000	1,105,927	11,059	1/15/2042
Eletrobras	Norte Energia	BTG Pactual	SPE	15.00%	300,000	315,979	3,160	1/15/2042
Eletrobras	Norte Energia	Guarantee of Contract Compliance	SPE	15.00%	156,889	94,140	941	4/30/2019
Eletrobras	Rouar	CAF	SPE	50.00%	38,805	38,805	388	9/30/2017
Eletrobras	Mangue Seco 2	BNB	SPE	49.00%	40,951	37,846	378	10/14/2031
Eletrosul	ESBR	BNDES	SPE	20.00%	727,000	896,664	8,967	8/15/2034
Eletrosul	ESBR	BNDES	SPE	20.00%	232,500	236,520	2,365	1/15/2035
Eletrosul	ESBR	BNDES REPASSE	SPE	20.00%	717,000	905,294	9,053	8/15/2034
Eletrosul	ESBR	BNDES REPASSE	SPE	20.00%	232,500	238,070	2,381	1/15/2035
Eletrosul	Cerro Chato I, II e III	Banco do Brasil	SPE	100.00%	223,419	128,308	1,283	7/15/2020
Eletrosul	RS Energia	BNDES	SPE	100.00%	126,221	65,321	653	6/15/2021
Eletrosul	Artemis Transmissora de Energia	BNDES	SPE	100.00%	170,029	45,416	454	10/15/2018
Eletrosul	Porto Velho Transmissora de Energia	BNDES	SPE	100.00%	283,411	258,645	2,586	8/15/2028
Eletrosul	UHE Mauá	BNDES	SPE	49.00%	182,417	148,872	1,489	1/15/2028
Eletrosul	UHE Mauá	BNDES/Banco do Brasil	SPE	49.00%	182,417	148,892	1,489	1/15/2028
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	183,330	139,178	1,392	7/15/2026
Eletrosul	SC Energia	BNDES/Banco do Brasil	Corporate	100.00%	50,000	17,297	173	5/15/2019
Eletrosul	SC Energia	BNDES/BDRE	Corporate	100.00%	50,000	17,247	172	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	103,180	34,555	346	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	67,017	29,946	299	3/15/2021
Eletrosul	UHE São Domingos	BNDES	Corporate	100.00%	207,000	185,737	1,857	6/15/2028
Eletrosul	RS Energia	BNDES	SPE	100.00%	41,898	31,249	312	3/15/2027
Eletrosul	RS Energia	BNDES	SPE	100.00%	9,413	8,270	83	8/15/2027
Eletrosul	RS Energia	BNDES	SPE	100.00%	12,000	6,799	68	8/15/2027
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	14,750	11,502	115	7/15/2026

Eletrosul	Projetos Corporativos Eletrosul	Banco do Brasil	Corporate	100.00%	250,000	223,702	2,237	11/15/2023
Eletrosul	Teles Pires	BNDES	SPE	24.50%	296,940	339,515	3,395	2/15/2036
Eletrosul	Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	294,000	338,346	3,383	2/15/2036
Eletrosul	Teles Pires	Debentures Issuance	SPE	24.50%	160,680	211,162	2,112	5/30/2032
Eletrosul	Livramento Holding	BNDES	SPE	49.00%	91,943	75,244	752	6/15/2030
Eletrosul	Chuí Holding	BNDES	SPE	49.00%	186,082	188,903	1,889	12/15/2031
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	BNDES	SPE	80.00%	209,974	194,085	1,941	7/15/2028
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	Debentures Issuance	SPE	80.00%	62,040	76,152	762	9/15/2026
Eletrosul	Costa Oeste Transmissora de Energia S.A.	BNDES	SPE	49.00%	17,846	16,198	162	11/1/2022
Eletrosul	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	197,950	211,335	2,113	6/16/2031
Eletrosul	Santa Vitória do Palmar Holding S.A.	BRDE	SPE	49.00%	98,000	107,021	1,070	6/16/2031
Eletrosul	Transmissora Sul Litorânea do Brasil	BNDES	SPE	51.00%	252,108	247,485	2,475	2/15/2029
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	29,854	56,503	565	12/30/2038
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	136,064	195,298	1,953	12/30/2042
Eletrosul	Eólica Hermenegildo I S/A	Debentures Issuance	SPE	99.99%	79,100	81,751	818	1/18/2016
Eletrosul	Eólica Hermenegildo I S/A	Debentures Issuance	SPE	99.99%	32,000	33,073	331	1/18/2016
Eletrosul	Eólica Hermenegildo II S/A	Debentures Issuance	SPE	99.99%	79,100	81,751	818	1/18/2016
Eletrosul	Eólica Hermenegildo II S/A	Debentures Issuance	SPE	99.99%	17,100	17,673	177	1/18/2016
Eletrosul	Eólica Hermenegildo III S/A	Debentures Issuance	SPE	99.99%	66,800	69,039	690	1/18/2016
Eletrosul	Eólica Hermenegildo III S/A	Debentures Issuance	SPE	99.99%	21,500	22,221	222	1/18/2016
Eletrosul	Eólica Chuí IX S/A	Debentures Issuance	SPE	99.99%	25,000	25,793	258	1/18/2016
Eletrosul	Eólica Chuí IX S/A	Debentures Issuance	SPE	99.99%	11,000	11,369	114	1/18/2016
Eletrosul	Complexo Eólico Livramento - Entorno II	CEF	Corporate	100.00%	200,000	213,130	2,131	8/7/2017
Eletrosul	Projetos Corporativos Eletrosul 2	BTG Pactual	Corporate	100.00%	200,000	209,135	2,091	3/6/2016
Eletronorte	São Luis II e III	BNDES	Corporate	100.00%	13,653	8,727	87	11/15/2024
Eletronorte	Miranda II	BNDES	Corporate	100.00%	47,531	23,596	236	11/15/2024
Eletronorte	Ribeiro Gonç./Balsas	BNB	Corporate	100.00%	70,000	60,278	603	6/3/2031
Eletronorte	Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	21,179	212	1/10/2029
Eletronorte	UHE Tucuruí	BNDES	Corporate	100.00%	931,000	76,580	766	9/15/2016
Eletronorte	Substação Nobres	BNDES	Corporate	100.00%	10,000	7,256	73	3/15/2028

Eletronorte	Subestação Miramar/Tucuruí	BNDES	Corporate	100.00%	31,000	23,760	238	8/15/2028
Eletronorte	Ampliação da Subestação Lechuga	BNDES	Corporate	100.00%	35,011	27,061	271	10/15/2028
Eletronorte	Norte Brasil Transmissora	BNDES	SPE	49.00%	514,500	486,790	4,868	12/15/2029
Eletronorte	Norte Brasil Transmissora	Debentures Issuance	SPE	49.00%	98,000	128,811	1,288	9/15/2026
Eletronorte	Linha Verde Transmissora	BASA	SPE	100.00%	185,000	196,577	1,966	11/10/2032
Eletronorte	Manaus Transmissora	BNDES	SPE	30.00%	120,300	104,315	1,043	12/15/2026
Eletronorte	Estação Transmissora de Energia	BNDES	Corporate	100.00%	505,477	440,302	4,403	11/15/2028
Eletronorte	Estação Transmissora de Energia	BASA	Corporate	100.00%	221,789	225,225	2,252	7/10/2031
Eletronorte	Estação Transmissora de Energia	BASA	Corporate	100.00%	221,789	219,803	2,198	10/15/2030
Eletronorte	Rio Branco Transmissora	BNDES	Corporate	100.00%	138,000	118,355	1,184	3/15/2027
Eletronorte	Transmissora Matogrossense Energia	BASA	SPE	49.00%	39,200	39,819	398	2/1/2029
Eletronorte	Transmissora Matogrossense Energia	BNDES	SPE	49.00%	42,777	32,073	321	5/15/2026
Eletronorte	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	30,851	309	12/31/2016
Eletronorte	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	30,984	310	12/31/2016
Eletronorte	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	32,533	325	12/31/2016
Eletronorte	Belo Monte Transmissora de Energia S. A.	Itau BBA	SPE	24.50%	49,735	57,237	572	6/18/2016
Eletronorte	Belo Monte Transmissora de Energia S. A.	Santander	SPE	24.50%	49,000	55,674	557	6/18/2016
Eletronorte	Norte Energia	BNDES	SPE	19.98%	2,697,300	2,791,326	27,913	1/15/2042
Eletronorte	Norte Energia	CEF	SPE	19.98%	1,398,600	1,473,095	14,731	1/15/2042
Eletronorte	Norte Energia	BTG Pactual	SPE	19.98%	399,600	420,884	4,209	1/15/2042
Eletronorte	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	135,828	1,358	7/28/2029
Eletronorte	Implantação do PAR e PMIS	BNDES	Corporate	100.00%	743,382	357,912	3,579	12/15/2023
Eletronuclear	Angra III	BNDES	Corporate	100.00%	6,146,256	3,203,974	32,040	6/15/2036
Chesf	ESBR	BNDES	SPE	20.00%	727,000	896,664	8,967	8/15/2034
Chesf	ESBR	BNDES	SPE	20.00%	232,500	236,520	2,365	1/15/2035
Chesf	ESBR	BNDES REPASSE	SPE	20.00%	717,000	905,294	9,053	8/15/2034
Chesf	ESBR	BNDES REPASSE	SPE	20.00%	232,500	238,070	2,381	1/15/2035
Chesf	Manaus Transmissora	BNDES	SPE	19.50%	78,195	67,540	675	12/15/2026
Chesf	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,095,590	20,956	1/15/2042
Chesf	Norte Energia	CEF	SPE	15.00%	1,050,000	1,105,927	11,059	1/15/2042

Chesf	Norte Energia	BTG Pactual	SPE	15.00%	300,000	315,979	3,160	1/15/2042
Chesf	IE Madeira	BASA	SPE	24.50%	65,415	76,321	763	7/10/2032
Chesf	IE Madeira	BNDES	SPE	24.50%	455,504	404,196	4,042	2/15/2030
Chesf	IE Madeira	Debentures Issuance	SPE	24.50%	85,750	115,626	1,156	3/18/2025
Chesf	Projetos Corporativos Chesf 1	Banco do Brasil	Corporate	100.00%	500,000	385,092	3,851	9/28/2018
Chesf	Projetos Corporativos Chesf 2	CEF	Corporate	100.00%	400,000	354,678	3,547	2/27/2019
Chesf	IE Garanhuns s/a	BNDES	SPE	49.00%	175,146	168,030	1,680	12/15/2028
Chesf	Projetos Corporativos Chesf 3	BNDES	Corporate	100.00%	727,560	282,223	2,822	11/15/2023
Chesf	Projetos Corporativos Chesf 4	BNDES	Corporate	100.00%	475,454	194,825	1,948	11/15/2023
Furnas	UHE Batalha	BNDES	Corporate	100.00%	224,000	165,314	1,653	12/15/2025
Furnas	UHE Simplício	BNDES	Corporate	100.00%	1,034,410	705,108	7,051	7/15/2026
Furnas	UHE Baguari	BNDES	Corporate	100.00%	60,153	39,726	397	7/15/2026
Furnas	DIVERSOS	Banco do Brasil	Corporate	100.00%	750,000	758,922	7,589	10/31/2018
Furnas	Rolagem BASA 2008	Banco do Brasil	Corporate	100.00%	208,312	211,777	2,118	2/7/2018
Furnas	Projetos de Inovação	FINEP	Corporate	100.00%	268,503	163,880	1,639	11/15/2023
Furnas	Financiamento corporativo	Banco do Brasil	Corporate	100.00%	400,000	430,918	4,309	12/6/2023
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,594,159	1,968,315	19,683	3/15/2034
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,574,659	2,033,066	20,331	3/15/2034
Furnas	UHE Santo Antônio	BASA	SPE	39.00%	196,334	247,102	2,471	12/15/2030
Furnas	UHE Santo Antônio	Debentures Issuance	SPE	39.00%	163,800	204,398	2,044	1/24/2023
Furnas	UHE Santo Antônio	Debentures Issuance	SPE	39.00%	273,000	318,042	3,180	3/1/2024
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	435,508	405,692	4,057	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	217,754	205,308	2,053	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	4,009	3,083	31	9/15/2027
Furnas	Centroeste de Minas	BNDES	SPE	49.00%	13,827	10,924	109	4/15/2023
Furnas	Serra do Facão	BNDES	SPE	49.47%	257,263	218,804	2,188	6/15/2027
Furnas	Goiás Transmissão	BNDES	SPE	49.00%	49,000	49,372	494	12/1/2031
Furnas	Goiás Transmissão	BNDES	SPE	49.00%	64,435	58,977	590	1/15/2027
Furnas	MGE	BNDES	SPE	49.00%	58,359	49,163	492	1/15/2027
Furnas	Transenergia São Paulo	BNDES	SPE	49.00%	9,212	8,641	86	12/15/2028
Furnas	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	28,235	282	10/15/2029
Furnas	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	28,425	284	10/15/2029
Furnas	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	29,757	298	10/15/2029
Furnas	IE Madeira	BASA	SPE	24.50%	65,415	76,321	763	7/10/2032

Furnas	IE Madeira	BNDES	SPE	24.50%	455,504	404,196	4,042	2/15/2030
Furnas	IE Madeira	Debentures Issuance	SPE	24.50%	85,750	115,626	1,156	3/18/2025
Furnas	Teles Pires	BNDES	SPE	24.50%	296,940	339,515	3,395	2/15/2036
Furnas	Teles Pires	BNDES	SPE	24.50%	294,000	338,346	3,383	2/15/2036
Furnas	Teles Pires	Debentures Issuance	SPE	24.50%	160,680	211,162	2,112	5/31/2032
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	2,418	2,033	20	5/15/2023
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	5,536	4,997	50	3/15/2028
Furnas	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	139,274	1,393	7/28/2029
Furnas	Mata de Santa Genebra	Debentures Issuance	SPE	49.90%	234,031	234,031	2,340	3/12/2016
Amazonas	Amazonas	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	2,405,979	2,297,400	22,974	1/30/2025
Eletroacre	Eletroacre	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	91,774	87,568	876	1/30/2025
Boa Vista	Boa Vista	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	19,320	17,665	177	12/31/2024
Cepisa	Projeto Corporativo	CEF	Corporate	100.00%	94,906	50,146	501	8/30/2016

Total					46,270,960	41,822,565	418,226

The Company recorded under the operational provisions for noncurrent liabilities the fair value of the amounts guaranteed by the Company over resources already disbursed by the financing banks. The provision is made based on the fair value of the guarantee of Eletrobras, as shown below:

Provision Value
Guarantees due on 12/31/2012	189,113
Charges in the period	83,682

Guarantees due on 12/31/2013	272,795
Charges in the period	115,165

Guarantees due on 12/31/2014	387,960
Charges in the period	30,266

Guarantees due on 12/31/2015	418,226

UHE Simplício – with an installed capacity of 337 MW, that belongs to FURNAS with financing fully guaranteed by the Company.

UHE Mauá – with an installed capacity of 361 MW, in partnership with the subsidiary Eletrosul (49%) and Copel (51%). This project has two contracts with BNDES, where the Company is the guarantor in proportion to its shareholding participation.

UHE Jirau – SPE Energia Sustentável do Brasil, with installed capacity of 3,750 MW. The project’s shareholders are: Eletrosul (20%), Chesf (20%) and GDF Suez Energy,. This project has two contracts with BNDES, to be paid in 240 monthly installments. The company is the guarantor in proportion to stake of its subsidiaries.

UHE Santo Antônio – SPE Santo Antônio Energia – with an installed capacity of 3,568.80 MW. The project’s shareholders are: Furnas (39%), Cemig, Fundo de Investimentos em Participação Amazônica Energia – FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. and Andrade Gutierrez Participações S/A. The Company is a, intervening guarantor in financing with the BNDES and with the Banco da Amazônia, in proportion to Furnas shareholding participation.

UHE Foz do Chapecó – SPE Foz do Chapecó Energia, with an installed capacity of 855MW. The company is the guarantor of the contract with the BNDES, in substitution of the Bank Financing previously contracted, in proportion to the stake of Furnas (40%).UHE Baguari – with an installed capacity of 140MW that belongs to FURNAS. The Company is the guarantor of 15% of the financing contract with the BNDES

UHE Serra do Facão – SPE Serra do Facão, with an installed capacity of 212.58 MW. The project’s shareholders are: Furnas (49.47%), Alcoa Alumínio S.A. (34.97%), DME Energética (10.09%) and Camargo Corrêa Energia S.A. (5.47%). The company is the guarantor in the contract with the BNDES, in proportion to stake of Furnas.

Norte Brasil Transmissora – SPE – The project’s shareholders are Eletronorte (24.5%) and Eletrosul (24.5%) and its objective is the implementation, operation and maintenance of the Porto Velho/Araraquara transmission line, with an extension of 2,412 km.

Manaus Transmissora de Energia – SPE – The project’s shareholders are Eletronorte (30%) and Chesf (19.5%), and its objective is the implementation, operation and maintenance 4 substations and 587 km transmission line (LT Oriximiná/Itacoatiara/Cariri). The Company is the guarantor of two financing (BASA and BNDES) in proportion to stake of its subsidiaries.

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

UHE Batalha – with an installed capacity of 52.5 MW, that belongs to FURNAS with BNDES financing fully guaranteed by the Company

IE Madeira – SPE Interligação Elétrica – The project’s shareholders are Furnas (24.5%) and Chesf (24.5%). The company is the guarantor in the financing agreements with the BNDES, in proportion to its stake

UHE Belo Monte – SPE Norte Energia, with an installed capacity of 11,233 MW – The project’s shareholders are Chesf (15%), Eletronorte (19.98%) and Eletrobras (15%) among other partners. The company is the guarantor in relation to the insurer J MALUCELLI, under the guarantee insurance contract, in the in proportion to the stake of Company and its subsidiaries. The Company is also garantor in a loan agreement with the BNDES in the in proportion to the stake of Company and its subsidiaries.

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

F. Contractual Obligations

We set out below, on a consolidated basis, our long-term debt, long-term purchase obligations, leasing obligations, actuarial debt and obligations for asset retiring for the periods, including contractual interest obligations, when applicable, presented as follows:

	Payments due by period as of December 31, 2015
	2017	2018	2019	2020	2021 and after
	(in R$ millions)
Long-term debt obligations	16,138	8,241	8,241	8,241	17,884
Leasing obligations	92	102	113	125	738
Post-employment benefits	1,006	1,124	1,257	1,404	1,211
Decommissioning of nuclear power plants (1)	—	—	—	—	2,090
Purchase obligations	5,664	3,640	3,777	3,679	299,117
Generation	1,349	1,307	1,342	1,301	11,998
Transmission	—	—	—	—	—
Distribution	4,315	2,333	2,435	2,378	287,119

TOTAL	22,900	13,107	13,388	13,449	321,040

(1)	Decommissioning of nuclear power plants.

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

Vicente Falconi Campos - Board Member: Mr. Vicente Falconi Campos holds a degree in Engineering from Universidade Federal de Minas Gerais (UFMG) in 1963 and holds diplomas of M.Sc. and Ph. D. in Egineering by Colorado School of Mines, USA, obtained in 1968 and 1971. Founder and chariman of the board of directors of FALCONI – Consultores de Resultados, the largest management consulting company in Brazil. He is a Board member of AmBev, BRF- Brasil Foods and ELETROBRAS. He is an emeritus professor of UFMG. He has been awarded the Medal Order of Rio Branco for services rendered to the nation. Chosen by the American Society for Quality Control as one of the “21 voices of the 21st century”. He has worked on JUSE – Union of Japanese Scientists and Engineers.

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

Esteves Pedro Colnago Júnior – Mr. Esteves Pedro Colnago Júnior holds a degree in Economics from Universidade de Brasília in 1996 and holds a master degree in Economic Sciences from Universidade de Brasília (2004). In addition, he has obtained a post-graduation certificate in Public Accounting, also from Universidade de Brasília, in 2000. Since 1998 he is an analyst of the Central Bank of Brazil. Moreover, he was the General Coordinator of the Economic Policy Secretariat of the Ministry of Finance between 2005 and 2011 as well as Programs Officer of the Executive Secretariat of the Ministry of Finance between 2011 and 2015. In 2015 he held the positions of Programs Officer and Deputy Executive Secretary to the Executive Secretariat of the Ministry of Planning, Budget and Management, position he currently holds. Mr. Esteves Colnago Júnior is a member of the board of directors of Instituto de Resseguros do Brasil (IRB), he was once chairman of Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) and professor of Instituto de Ensino Superior de Brasília (IESB).

José Pais Rangel – Mr. José Pais Rangel is a Lawyer with great experience on publicly-held companies, having exercised the following roles at the Central Bank of Brazil: Capital Markets Inspector, Inspection Supervisor of Capital Markets, Inspection Regional Head of Capital Markets, Head of Public Debt Department, Market Transactions Manager, Project Coordinator and responsible for implementation of SELIC system in the Brazilian Financial Market, Founder and member of the Board of Trustees of CENTRUS – Fundação Banco Central de Previdência Privada, Coordinator of the Privatization Program of companies contolled by the Central Bank of Brazil, Chairman of the board of directors of Cia. América Fabril, member of the board of directors of Cia. Fábrica de Tecidos Dona Isabel, Advisor of the Presidency of the Republic – SEPLAN/Special Privatization Committee, Chief Executive Officer of Cia. Nacional de Tecidos Nova América, and liquidator of the following state-owned companies: DIGIBRÁS (Empresa Digital Brasileira S.A.), DIGIDATA (Eletrônica S.A.) and PROEL (Processos

Eletrônicos Ltda.). He currently holds the following positions: Vice-President of Banco Clássico S.A., member of the board of directors of Companhia Distribuidora de Gás do Rio de Janeiro — CEG, member of the board of directors of Tractebel Energia S.A., member of the board of directors of Kepler Weber S.A. and member of the board of directors of Cia. Energética de Minas Gerais — CEMIG (all publicly-held companies). He is an Investment Funds Manager duly authorized by CVM.

Board of Executive Officers

Our Board of Executive Officers is currently made up of seven members appointed by our Board of Directors for a three-year term. Historically, our Board of Executive Officers meets every week, or when called by a majority of the officers or by the Chief Executive Officer. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines. We have no control over appointments of our officers because all such appointments are made by our board of directors. The address of our Board of Executive Officers is Av. Presidente Vargas, 409 13º andar – Rio de Janeiro.

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

Ms. Lucia Maria Martins Casasanta – Compliance Officer: Ms. Lucia Maria Martins Casasantais an Economist graduated from Universidade Federal de Minas Gerais in 1983, as well, as an Accountant graduated from Universidade Santa Úrsula, in Rio de Janeiro, in 1993. She also holds a post-graduation certificate in Financial Management from Fundação Dom Cabral, in Minas Gerais, obtained in 1984. Her professional experience includes 30 years working with Audit & Risk Management functions, of which 13 years as a Partner. Between 1984 and 2002 she acted as an auditor at Arthur Andersen, holding positions ranging from trainee to partner. From 2002 to 2013 she acted as an Audit and Risk Management partner at Deloitte. On April, 2014, she was elected as a coordinator of Rio de Janeiro’s chapter of Instituto Brasileiro de Governança Corporativa (IBGC). Also, she implemented and coordinated the Compliance Committee at Personal Service from October 2015 to July 2016, was a member of the Fiscal Council of Eneva S.A. from August 2015 to April 2016 and has been a member of the Compliance Committee at Brazilian Fast Food Corp. – BFFC, since August 2015.

B. Compensation

The compensation of our Board of Directors, Board of Executive Officers and Fiscal Council is determined by our shareholders at the Ordinary Shareholders’ Meeting held within the first four months of the financial year. That compensation may also include a profit sharing amount at the discretion of our shareholders.

For 2015, 2014 and 2013, the aggregate consolidated compensation paid to our Directors, Officers and members of the Fiscal Council (excluding that paid by Itaipu) was R$ 42.8 million, R$ 35.9 million, R$ 33.9 million respectively.

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

The current members of our Fiscal Council as of December 31, 2015, set out in the table below, and respective alternates were elected during the general shareholders meeting held during April 29, 2016 and in which we elected five members and respective alternates to the Fiscal Council. Their terms of office are due to end at the ordinary shareholder meeting scheduled for 2017.

The meetings occur monthly, although, meeting may also occur on an ad hoc basis whenever called by the President of the Council.

Member	Alternate
Eduardo Cesar Pasa	David Meister
Agnes Maria de Aragão da Costa	Leila Przytyk
Luis Felipe Vital Nunes Pereira	Fabiana Magalhães Almeida Rodopoulos
Ronaldo Dias	João Gustavo Specialski Silveira
Aloisio Macario Ferreira de Souza	Patrícia Valente Stierli

D. Employees

As of December 31, 2015, we (excluding Itaipu) had a total of 22,205 salaried employees compared to 22,215 employees as of December 31, 2014 and 25,500 as of December 31, 2013. Eletrobras, excluding Itaipu and other subsidiaries, had 1,016 employees as of December 31, 2015. For the past five years we have not experienced any strikes or other form of work stoppage that have affected our operations or had a significant impact on our results.

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

As a mixed capital company, we cannot hire employees without a public contest. A public contest involves us placing advertisements in the Brazilian press for open positions and inviting applicants to sit an examination. Our last public contest took place in 2010, as a result of which we hired approximately 35 new employees. Over the course of 2015, we hired 554 new employees, 479 thorugh a public contest and 75 were reinstated pursuant to court orders.

The following table sets out the number of employees hired by Eletrobras’s companies in the periods indicated:

Subsidiary	Number of Outsourced Employees as of December 31,
	2015	2014
Eletronorte	362	382
Furnas	1,178	1,330

Total	1,540	1,712

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

The 2015 collective bargaining agreement was concluded before the Vice President of the Superior Labor Court (Tribunal Superior do Trabalho – TST.

The provisions of the previously existing collective bargaining agreement were renewed, with the replacement of IPCA, as disclosed by Instituto Brasileiro de Geografia e Estatística – IBGE, for the previous existing period (May 2014 through May 2015).

E. Share Ownership

As of December 31, 2015, Manoel Jeremias Leite Caldas was the only member of our Fiscal Council to hold shares. He held 103,000 of our common shares. The following tables show current ownership of our shares by members of our Board of Directors and Board of Executive officers:

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2015, the aggregate amount of our outstanding capital stock was R$ 31,305 million, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436,883 outstanding class “B” preferred shares. This represented 80.4%, 0.01% and 19.6% of our aggregate outstanding capital stock respectively.

As of December 31, 2014, the aggregate amount of our outstanding capital stock was R$ 31,305 million, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436,883 outstanding class “B” preferred shares. This represented 80.4%, 0.01% and 19.6% of our aggregate outstanding capital stock respectively.

As of September 30, 2016, we had 2,536 beneficial and 15 registered holders of ADS representing common shares and 830 beneficial and 8 registered holders of ADS representing preferred shares.

As of December 31, 2014, we had 21,394 beneficial and 17 registered holders of ADS representing common shares and 6,716 beneficial and 8 registered holders of ADS representing preferred shares.

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2015 and December 31, 2014:

As of December 31, 2015

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	554,395,652	51.00%			1,544	0.00%	554,397,196	40.99%
BNDES Participações S.A	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%				0.00%	45,621,589	3.37%
FGHAB	1,000,000	0.09%				0.00%	1,000,000	0.07%
CEF	8,701,564	0.80%				0.00%	8,701,564	0.64%
FGI		0.00%			8,750,000	3.30%	8,750,000	0.65%
Others	261,028,277	24.01%	146,920	100.00%	219,731,566	82.78%	480,906,763	35.55%
Under BM&FBOVESPA Custody	259,494,572	23.87%	81,384	55.39%	206,903,805	77.95%	466,479,761	34.49%
Resident	124,893,621	11.49%	81,383	55.39%	90,516,497	34.10%	215,491,501	15.93%
Non Resident	53,229,265	4.90%	1	0.00%	95,124,435	35.84%	148,353,701	10.97%
J.P. Morgan Chase Bank	81,371,686	7.49%		0.00%	21,262,873	8.01%	102,634,559	7.59%
Others	1,533,705	0.14%	65,536	44.61%	12,827,761	4.83%	14,427,002	1.07%
Resident	1,533,459	0.14%	65,509	44.59%	12,827,548	4.83%	14,426,516	1.07%
Non Resident	246	0.00%	27	0.02%	213	0.00%	486	0.00%

Total	1,087,050,297	100.00%	146,920	100.00%	265,436,883	100.00%	1,352,634,100	100.00%

As of December 31, 2014

Shareholder	Common Shares		Class A Preferred Shares	Class B Preferred Shares		Total
	(number)%		(number)%	(number)%		(number)%
Brazilian Government	554,395,652	51.00%		1,544	0.00%	554,397,196	40.99%
BNDES Participações S.A	141,757,951	13.04%		18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%		18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%				45,621,589	3.37%
FGHAB	1,000,000	0.09%				1,000,000	0.07%
FGEDUC	8,279,030	0.76%				8,279,030	0.61%

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
Others	252,749,247	23.25%	146,920	100.00%	219,731,566	82.78%	472,627,733	34.94%
Under BM&FBOVESPA Custody	252,643,306	23.24%	86,122	58.62%	204,506,596	77.05%	457,236,024	33.80%
Resident	82,373,911	7.58%	86,121	58.62%	101,263,609	38.15%	183,723,641	13.58%
Non Resident	85,329,430	7.85%	1	0.00%	77,123,405	29.06%	162,452,836	12.01%
J.P. Morgan Chase Bank	84,939,965	7.81%		0.00%	26,119,582	9.84%	111,059,547	8.21%
Others	105,941	0.01%	60,798		15,224,970	5.74%	15,391,709	1.14%
Resident	77,866	0.01%	60,771	41.36%	15,220,968	5.73%	15,359,605	1.14%
Non Resident	28,075	0.00%	27	0.02%	4,002	0.00%	32,104	0.00%

Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 18. Consolidated Financial Statements.”

Litigation

As of December 31, 2015, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute considering that in this cases where there is a present obligation (legal or constructive) as a result of a past event, it is probable (more likely than not) there will be an outflow of resources that embodies economic benefits to settle the referred obligation, and the amount to settle the obligation can be estimated reliably. As of December 31, 2015, we provisioned a total aggregate amount of approximately R$ 14,147 million in respect of our legal proceedings, of which R$ 644 million were related to tax claims, R$ 12,498 million were related to civil claims and R$ 1,005 million were related to labor claims.

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

The plaintiffs have not specified an amount of damages they are seeking, although such amount, when specified, could be material to us On April 15, 2016, we filed a motion to dismiss the second amended complaint, which was fully briefed and then submitted to the Court on June 17, 2016. The motion remains under consideration by the Court; oral argument has been requested but not yet scheduled. Eletrobras retained US legal counsel and is defending itself against the allegations made in the lawsuits. There has been no substantive decision as to the claim or specific definition as to the amounts involved.

We believe the filings of these complaints do not create a present obligation or of the Company, under IAS 37. Because the litigation is still in its early stages, the discovery process has not yet begun, and the outcome of the litigation is subject considerable uncertainty, it is not possible at this stage for management of the Company to reliably estimate, the potential loss or range of loss, if any, that may result for the ultimate outcome of these legal proceedings. Therefore, no provision has been recognized in our consolidated financial statements. The ultimate outcome of these legal proceedings could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows in the future.

Criminal Proceedings

With respect to the criminal proceedings involving former Eletronuclear employees, Eletrobras is cooperating with the prosecution, resulting in the Company being given access to court documents and allowing it to question witnesses and co-defendants

Labor Proceedings

As of December 31, 2015, we were party to a number of labor proceedings brought by our employees, former employees and employees of some of our service providers against us, involving a total amount of R$ 1,005 million. Most of those proceedings relate to overtime compensation and its indirect effects, salary equalization, pension payments and payment of rescisory amounts. Although we are a party to a significant number of labor proceedings, we believe that none of those proceedings, when considered individually, could materially adversely affect our results of operations or financial condition.

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

The Union of Workers in Urban Industries of the state of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Ceal who are seeking supposed salary differences in light of the implementation of the Bresser Plan. The lawsuit is currently in execution process to ratify the lower court’s calculations in the amount of R$ 722 million. The amounts were contested by Ceal by submitting two arguments: one restricted to the reference date and another contesting the amounts presented by the Union without restriction to the reference date. If the restriction to the reference date is accepted, calculations will be reduced to R$ 3.4 million and the amount accrued by Ceal and assessed by legal counsels as the probable loss is restricted to the reference date. The 5th Panel of the Superior Labor Court started to judge the appeal discussing the need to examine the pre-execution arguments. The reporting judge, Judge Emmanoel Pereira, and Judge Maria Helena Mallmann voted for non-granting of the appeal. The process is currently under analysis by Judge Caputo Bastos.As of December 31, 2015, we recognized a provision of R$ 5.2 million in our consolidated financial statements.

Labor Claim No. 010058-17.2012.5.18.0131 - Furnas

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

As of December 31, 2015, there were still individual lawsuits in process pending judgment, which we do not view as material therefore no provisions have been recognized. For further information, see Note 31 of our consolidated financial statements as of and for the year ended December 31, 2015.

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

As of December 31, 2015, there were 5,216 outstanding lawsuits filed by consumers against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. Of those lawsuits, 1,834 have been decided against us and are currently at the execution phase. The total amount involved in these lawsuits is unadjusted for monetary correction and required expert assessment to be estimated with accuracy. The total amount paid by Eletrobras in the outstanding lawsuits is approximately R$ 6.1 billion. In the course of execution proceedings, we have been required to pledge some of our assets, consisting mainly of preferred shares held by us in other electricity sector companies. We have provisioned R$ 9,279 millionlion to cover losses arising from unfavorable decisions on these lawsuits as of December 31, 2015.

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

However, during the third quarter of 2015, the Superior Court issued decisions setting the parameters for these calculations, taking into consideration some allegations by Eletrobras, but not all of them, which resulted in adjustments in Eletrobras’ calculation methodology and risk classification for these claims and the consequent changes in the provisions for contingencies. As this decision was considered a subsequent event for our 2014 financial statements, under IAS 10, we have reflected in additional R$ 4.1 billion in provisions relating to those compulsory loans.

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

Tax Proceedings

Annulment Claim

This is a claim for annulment regarding a tax credit determined in the administrative proceeding No. 16682.720330/2012 (collection of PIS/COFINS on RTE and Itaipu), so that such a requirement was guaranteed by an escrow deposit in the files of the injunction attached to it, n° 064673-08.2015.4.02.5101. On July 6, 2015, Furnas made a judicial deposit in the amount required at the time, totaling R$ 117.3 million. Furnas is to file its response. No impact is expected considering that there was a judicial deposit of the amount involved. As of December 31, 2015 the total amount provisioned was R$ 126.3 million.Tax Judicial Proceeding No. 0075104-45.2016.814.030

Tax assessment notice concerning the lack of payment of the fee for the Control, Monitoring and Supervision of Activities of Exploration and Utilization of Water Resources (“TFHR”), intended to finance the monitoring and use of water resources in the state of Pará from April to June 2015.

At the administrative level, the impugnation, appeal and motion for review were rejected. The administrative proceeding was subsequently dismissed. A judicial lawsuit was filed and is being discussed before the Pará State Court (“TJPA”). An injunction was issued to suspend the need for payment of the debt, as well as to forbid any action regarding the collection of TFHR, even if relative to other periods. The State of Pará filed an interlocutory appeal. The injunction was suspended by the appeal judge responsible for the report on the interlocutory appeal. On account of this suspension Eletronorte filed a new appeal that is yet to be reviewed by TJPA. In addition, given that ANEEL informed it was an interested party to the lawsuit, the court records have been submitted to Federal Courts, but the Federal judge rejected acceptance of the lawsuit by arguing lack of authority, reason why the court records will be submitted back to TJPA, a State Court.

Without the above mentioned injunction the tax became once again due, thus enabling the State of Pará to file a Tax Foreclosure (Lawsuit No. 0023173-66.2016.4.01.3900 in course before the 6th Federal Court of Belém). Under this lawsuit assets of the company have been indicated as being subject to judgment lien, but the State of Pará has not yet informed if they are in agreement with these assets. In addition, the State of Pará made an out-of-court protest of bill that caused Eletronorte to file a claim to suspend the protest of bill (Lawsuit No. 0023107-86.2016.4.01.3900), but up to this date no injunction has been obtained under this lawsuit.

Pará State law is also been disputed before the Federal Supreme Court (STF) by means of Direct Action of Unconstitutionality (Ação Direta de Inconstitucionalidade) No. 5374 filed by Confederação Nacional da Indústria – CNI. Eletronorte has asked to join this lawsuit as amicus curiae and is currently waiting to be accepted. Under this lawsuit the Federal Government Attorney’s Office (Procuradoria Geral da República) has issued an opinion in which it requests this state law of Pará to be declared unconstitutional and that its effectiveness should be suspended. The amount involved is of R$ 206.3 million as of December 31, 2015.

Tax Administrative Proceeding No. 16682.721.073/2014-51

Tax administrative proceedings relating to the collection of a fine regarding the social contribution due as a result of the offset made by Furnas without using PER/DCOMP. A tax assessment notice has been issued seeking the collection of the social contribution, default interest and a proportional fine because of the disallowance made by the tax agent due to the use of credits by Furnas related tax loss recorded in 2007. Procedure in the administrative appeal stage. The amount involved is of R$ 245.5 million as of Decemer, 2015.

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

In northern Brazil, Eletrobras Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plant of Balbina, in the State of Amazonas. The lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. The total amount involved, which has been recognized as a provision, was approximately R$ 375.4 million.

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

Mendes Junior filed an appeal against such denial, which is currently pending judgment before the Brazilian Superior Court of Justice. The initial amount pleaded by the plaintiffs was of approximately R$ 7 billion (not considering inflation). As of December 31, 2015, we had no provisions related to this matter. Considering the decision of the Regional Federal Court of the 5 Region, the risk of loss of such litigation has been assessed as remote. See Note 31 of the Consolidated Financial Statements.

Xingó Plant “K Factor”

As of December 31, 2015, Eletrobras Chesf was also involved in litigation with the consortium responsible for building the Xingó plant (or the Xingó Consortium) and we recognized a provision of R$ 1.072 million in our consolidated financial statements. In connection with building the Xingó plant, Eletrobras Chesf and the Xingó Consortium entered into a construction agreement that was amended in 1988 to provide that an additional inflation adjustment (referred to as the “K factor”) be added to certain monetary correction payments required to be made by Eletrobras Chesf to the Xingó Consortium under the agreement. This amendment resulted in payments by Eletrobras Chesf to the Xingó Consortium that were higher than the payments that the original Request For Proposal (or RFP) for this project indicated would be paid to the successful bidder.

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

The Consortium filed a claim, assigned to the 6th Civil Chamber of the Pernambuco State Court on November 6, 2014. According to the second instance award published on January 13, 2015, the complaint was not acknowledged. In view of a motion for clarification filed by the defendants a new award was granted on February 3, 2015, in which the previous decision to not acknowledge the complaint was reversed. Under this new award the Court accepted the liquidation offered by the defendant with the subsequent submission of the court records to the judicial accountant for the proper calculations. Chesf filed an interlocutory appeal and an appeal for amendment of judgment in order to contest this new award granted by the Court, given that the first award had already resolved on not proceeding with the preliminary foreclosure. However, the interlocutory appeal was denied and, on April 13, 2015, the appeal for amendment of judgment was rejected under the argument that these were measures to simply postpone the effect of the award, having, therefore, the second award of the Court been maintained with the subsequent submission of the court records to the judicial accountant for the proper calculations. The Consortium submitted an interlocutory appeal which allowed the judge of the 12th Civil Court of Recife to proceed with an account pledge of R$ 1 billion, excluding attorneys’ fees. As of December 31, 2015, Judiciary branch blocked R$ 360 million from that account. The Consortium appealed the requirement that 25% of Chesf’s revenues should be pledged and that the amount previously blocked should be released. However, the judge, and the Pernambuco State Court, rejected this appeal.

On February 24, 2016, a new decision of the 12th Civil Court of Recife granted a request to pledge government bonds held by Chesf in order to, supplement the amount that had already been blocked. The 12th Civil Court of Recife accepts preliminary procedures that seek to foreclose existing awards (“cumprimento provisório de sentença”). Under this procedure, which has been requested by the Consortium, (i) the judge approved the calculation elaborated by the judicial accountant that resulted in a preliminary principal amount award (dated as of April 2015) of approximately R$ 1.035 billion and with which Chesf disagrees; (ii) the guarantee insurance presented by Chesf, which had been accepted by the judge, was later rejected by the Pernambuco State Court; (iii) as of September 2016 financial banking assets of Chesf have been pledged in the approximate amount of R$ 500 million; and (iv) Chesf filed interlocutory appeal and a claim that are yet to be reviewed by the Pernambuco State Court. Chesf has also filed special and extraordinary appeals before the Superior Court of Justice (STJ) and before the Federal Supreme Court (STF), respectively. The special appeal is yet to be reviewed by the Superior Court of Justice (STJ) while extraordinary appeal will only be judged by the Federal Supreme Court (STF) after the Superior Court of Justice (STJ) has granted an award on the matter.

Considering the development of all of the proceedings referred to above and the appellate rulings Management, based on the opinion of its legal advisors and on calculations that took into account the suspension of payments related to Factor K and their respective monetary correction, determined it would record an R$ 1,071.9 million a provision as of December 31, 2015 under Non-Current Liabilities.

Eletrobras Chesf – Fazenda Aldeia Litigation

The trustees of the estate of Aderson Moura de Souza and his wife commenced a suit for damages against Eletrobras Chesf with respect to 14,400 hectares of land. A lower court determined that there were grounds for the claim and ordered Eletrobras Chesf to pay R$ 50 million, corresponding to the principal amount plus interest and monetary restatement. In December 2008, Eletrobras Chesf filed an appeal with Court of Justice of the State of Bahia. On March 2009, this lawsuit was transferred to the federal courts, which nullified the order for damages. The 1st Region Federal Court partially affirmed the original order, but its decision has been suspended as one of the judges has requested more time to rule on the case. On June 30, 2011, Chesf’s appeal was granted partial relief. According to a decision published on June 24, 2011, the court rejected the plaintiff’s appeal. On September 30, 2011, a termination action was filed before the 1st Region Federal Court. On December 31, 2011, an injunction to interrupt the execution of the main proceeding was granted. As of December 31, 2015, we had not yet received the judgment of the appeal. In January 2016, the Federal Prossecutor Officer opined for the termination of the action. Eletrobras Chesf has recognized a provision of R$ 100 million in relation to this proceeding. For a further discussion of this suit, see Note 31 of the financial statements as of and for the year ended December 31, 2015.

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

The cases that were dismissed or have not been judged yet by lower courts had their chances of loss, considering that there is no present obligation for each of these cases and therefore no provision have been recongnized.. However, the claims that were judged against Eletrobras processes had their risk rating adjusted to probable, since, as these are cases that are mainly related to the examination of facts and evidences, it is unlikely that higher courts will revert lower court decisions.

The amount recognized as a provision in December 31, 2015 was of R$ 173.2 million for Amazonas Energia and R$ 628.7 million for Eletrobras. The total consolidated amount for the year 2015 is R$ 665 million.

Indemnification Claim

Indemnification claim filed by Indústrias Reunidas Raimundo da Fonte S/A due to damages caused by the flooding of the São Francisco River in 1992. We provisioned R$ 0.004 million in our 2015 consolidated financial statements because of the several deposits in the judicial account already received from the author. The final ruling determined a provisional enforcement, and determined that an expert should calculate the values for damages and lost profits. An expert agronomist was appointed, who had powers only to calculate the amounts to be granted in respect of consequential damages. The report was contested by Chesf, who required the judge of the 1st Civil Court to designate an accounting expert to calculate a value (even if approximate) corresponding to the loss of profits and based on the plaintiff’s activities. The plea was refused, as was an interlocutory appeal filed against such decision. A special appeal then addressed to the Superior Court of Justice was filed (which was denied by the Pernambuco State Court). Chesf appealed against that decision and such appeal was refused, causing Chesf to file a new special appeal, which was also denied in April 2014, causing the process to be res judicata. The Company has made several deposits in the judicial account in the amount of R$ 61.0 million, which have been withdrawn by the opposing party and is waiting the decision to extinct the enforcing procedure.

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

Eletronorte filed a motion for clarification, which was denied. Both the Plaintiff and Eletronorte then filed special appeals for the superior court of justice, which were admitted. The special appeals are pending distribution to higher courts. The amount involved is of R$ 236.7 million.

Explanatory Notes

For further discussion of ongoing litigation involving Eletrobras and its subsidiaries see Note 31 to our consolidated financial statements as of and for the year ended December 31, 2015.

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

The following table sets out our dividends for the periods indicated:

	Year
	2015(1)	2014(1)		2013(1)
	(R$ )
Common Shares	—	—		0.40
Class A Preferred Shares	—	—	²	2.18
Class B Preferred Shares	—	—	²	1.63

(1)	Interest on own capital.

(2)	In the Financial Statement of 31/12/2014 there was no Declared Dividends, but in our 55th Shareholders Meeting was approved the payment of the balance the profit reserve account in the amount of R$ 26 million in favor of our Class A Preferred shareholders and Class B Preferred shareholders. This amount adjusted was paid in 2015.

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

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2013	8.10	6.13	2.330
Second Quarter 2013	6.95	4.54	2.716
Third Quarter 2013	6.34	4.41	2.615
Fourth Quarter 2013	7.55	5.69	2.365
First Quarter 2014	6.60	4.57	2.516
Second Quarter 2014	7.98	6.39	2.427
Third Quarter 2014	8.60	6.15	2.361
Fourth Quarter 2014	7.16	5.15	3.125
First Quarter 2015	6.04	4.90	1.711
Second Quarter 2015	8.66	5.88	1.189
Third Quarter 2015	6.17	4.72	1.371
Fourth Quarter 2015	6.34	4.97	1.908
First Quarter 2016	7.31	4.88	1.529
Second Quarter 2016	13.20	6.17	2.941
Third Quarter 2016	24.07	12.79	2,165

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Common Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2015	7.04	5.88	1.938
July 2015	6.17	5.26	1.295
August 2015	5.86	4.72	1.255
September 2015	5.53	4.81	1.567
October 2015	5.79	4.97	1.795
November 2015	6.34	5.42	2.025
December 2015	5.99	5.47	1.914
January 2016	5.82	4.88	1.454
February 2016	6.33	5.58	1.135
March 2016	7.31	5.70	1.936
April 2016	7.03	6.17	1.297
May 2016	8.20	6.95	3.290
June 2016	13.20	8.22	4.010
July 2016	17.63	12.79	2.697
August 2016	22.53	17.60	2.206
September 2016	24.07	12.79	2,165

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

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
First Quarter 2013	13.70	9.69	1.961
Second Quarter 2013	12.75	8.03	2.620
Third Quarter 2013	10.47	8.11	1.873
Fourth Quarter 2013	12.00	9.88	1.587
First Quarter 2014	10.88	8.50	1.916
Second Quarter 2014	12.64	9.55	1.721
Third Quarter 2014	12.53	10.10	1.461
Fourth Quarter 2014	10.66	6.25	1.989
First Quarter 2015	8.40	5.85	1.928
Second Quarter 2015	10.60	7.29	1.737
Third Quarter 2015	9.10	6.91	1.371
Fourth Quarter 2015	11.17	8.60	1.534
First Quarter 2016	11.21	8.16	1.797
Second Quarter 2016	18.68	10.14	2.052
Third Quarter 2016	29.70	17.42	1,658

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
June 2015	9.94	8.47	1.156
July 2015	9.04	8.05	1.114
August 2015	8.85	6.91	1.103
September 2015	9.10	7.51	1.908
October 2015	10.19	8.60	1.362

	Nominal reais per Preferred Share		Average Daily Trading Volume
	High	Low
			(millions of shares)
November 2015	11.17	9.93	2.124
December 2015	10.83	9.95	1.153
January 2016	10.14	8.16	1.640
February 2016	10.34	9.50	1.563
March 2016	11.21	9.90	2.135
April 2016	11.23	10.14	1.786
May 2016	13.51	11.65	2.034
June 2016	18.68	12.96	2.121
July 2016	22.04	17.42	1.860
August 2016	28.65	22.50	1.607
September 2016	29.70	23.87	1,512

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

As a result, as of December 31, 2015, our capital stock was comprised of a total of 1,352,634,100 shares, of which 1,087,050,297 are common shares, 146,920 are class “A” preferred shares and 265,436,883 are class “B” preferred shares.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (the São Paulo Stock Exchange or BM&FBOVESPA). The Rio de Janeiro Stock Exchange trades only Brazilian federal, state and municipal public debt or carries out privatization auctions. Stocks and bonds are traded exclusively on the BM&FBOVESPA. As of September 30, 2016 (the most recent date such information was available), we had approximately 23,330 record holders.

Our ADRs are listed on the NYSE. As of September 30, 2016 (the most recent date such information was available), we had 2,536 beneficial and 15 registered holders of ADS representing common shares and 830 beneficial and 8 registered holders of ADS representing preferred shares. Because Eletrobras failed to file its annual reports on Form 20-F for 2014 and 2015 with the Securities and Exchange Commission (SEC) by May 18, 2016, the NYSE suspended trading of the Company’s American Deposit Shares (“ADS”) (ticker EBR and EBR-B). The NYSE stated its intention to de-list the ADS, which Eletrobras has appealed. A hearing is scheduled for October 13, 2016. Currently our ADRs are suspended from trading on the NYSE and the NYSE is seeking to de-list our ADRs, although we are appealing the NYSE’s attempt to de-list our ADRs. During the time our ADRs are suspended from trading, they are trading on the over the counter market in the United States (the “OTC”).

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

Compensation Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a compensation committee.Under Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The Board of Directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

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

In addition, the new Law of State-owned Companies establishes that state-owned companies must have an Internal Auditing Committee, which will have functions listed in the state-owned company’s bylaws, such as: (i) deciding about hiring and dismissing independent auditors; (ii) supervising the independent auditors activities, evaluating their independence, the provided service’s quality and if these services fit the company’s necessity; (iii) supervising the activities developed in the Internal Controls and Internal Auditing department and the activity of financial statements production of the state-owned company; (iv) monitoring the quality and the integrity of the internal control mechanisms and about the financial statements and releases that were disclosed by the state-owned company; (v) evaluating and monitoring the company’s risk exposures related to: (a) management pay; (b) assets utilization; and (c) expenses; (vi) evaluating and monitoring the Internal Audit Department and the thirty parties transactions fulfillment in accordance with the management; (vii) releasing an annual report regarding information about activities, results, conclusions and recommendations from the Audit Committee, registering conflictual opinions about the financial statements from the management, the Internal Audit Department and the Internal Fiscal Council; and (viii) evaluating the reasonability of the standards about actuarial calculations, as well as actuarial results of retirement plans which was kept by pension fund when the state-owned company sponsors closed pension entities. Although the Law of State-owned Companies came into force immediately after its publication, the state-owned companies have up to 24 (twenty four) months to adapt to the new legal requirements.

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

History of our Capital Stock

Our share capital was R$ 31,305 million as of December 31, 2015.

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

Income tax

For purposes of Brazilian taxation, there are two types of Non-Resident Holders of our shares or ADS: (i) Non-Resident Holders that are not resident or domiciled in a “Tax Haven” jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 17% - this rate was reduced from 20% to 17% as of December 1, 2014 - or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of our shares, are registered before the Central Bank and the CVM being able to invest in Brazil in accordance with Resolution No. 4,373 (“Registered Holder”); and (ii) other Non-Resident Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investor that are located in Tax Haven. The investors mentioned in item (i) above which are registered with the Central Bank and the CVM being able to invest in Brazil in accordance with Resolution No. 4,373, are subject to a favorable tax regime in Brazil, as described below. Nonetheless, there can be no assurance that the current preferential treatment for holders of ADS and Non-Resident Holders of preferred or common shares under Resolution No. 4,373 will continue or will not be changed in the future.

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

On May 13, 2014, Law No. 12,973 was enacted aiming to align the taxable basis of federal taxes with the accounting basis assessed pursuant to IFRS (as adopted in Brazil since 2008). According to such law, which will generally be in effect starting in 2015, dividends distributed based on accounting profits generated in 2014 and exceeding taxable profits (ascertained in accordance with the Brazilian Generally Accepted Accounting Principles valid up to December 31, 2007, or “BR GAAP 2007”) shall be subject to withholding tax at rates of 15% (general rule) or 25% (in case the beneficiary is located in a “Tax Haven” jurisdiction), unless the taxpayer opts to be submitted to the early effects of Law No. 12,973 in 2014 - in this scenario, both accounting profits and taxable profits would be the same and no taxation would occur. As the new taxation rules are mandatory for fiscal years beginning on or after January 1, 2015, dividends that relate to profits generated on or after January 1, 2015 are not subject to withholding tax.

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

(a) Sale of ADS

Gains realized outside Brazil by a Non-Resident Holder on the disposition of ADS to another Non-Resident Holder should not be subject to Brazilian tax. However, according to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, gains recognized on the disposition of assets located in Brazil by a Non-Resident Holder, whether to other Non-Resident Holders or Brazilian holders, are subject to taxation in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad. Although we believe that the ADS do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market, considering the general and unclear scope of such provisions, as well as the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.It is important to note, however, that even if ADS were considered assets located in Brazil, investors which are resident in non-Tax Haven locations could apply for exemption of capital gain tax according to article 81 of Law No. 8,981/95.

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

(d) Common and Preferred shares negotiated in Brazil

Capital gains realized by Non-Resident Holder on the disposition of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	are subject to the withholding income tax at a zero percent rate, when realized by a Non-Resident Holder that (a) has registered its investment in Brazil before the Central Bank. (a Registered Holder under the regulations of Resolution No. 4,373); and (b) is not resident in a Tax Haven; and

•	are subject to income tax at a rate of 15% with respect to gains realized by a Non-Resident Holder that is not a Registered Holder (including a Non-Resident Holder who qualifies under Law 4,131/62) and gains earned by Tax Haven residents that are Registered Holders.In this case, a withholding income tax of 0.005% over the sale price shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain and which will be collected by the Non-Resident Holder’s tax representative in Brazil.

Any other gains realized on the disposition of assets that are not carried out on the Brazilian stock exchange:

•	are subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not a Tax Haven resident, no matter if a Registered Holder or not; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven resident, no matter if a Registered Holder or not.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain and which will be collected by the Non-Resident Holder’s tax representative in Brazil.The Non-Resident Holder will not need to file a Brazilian tax return with the Brazilian tax authorities.

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

Interest Rate Risks

As of December 31, 2015, our total indebtedness was R$ 46,398 million, of which 61%, or R$ 28,191 million, was linked to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI (24.6% of our indebtedness), (ii) TJLP (14.2% of our indebtedness), (iii) LIBOR (8.0% of our indebtedness) and (iv) SELIC (5.7% of our indebtedness).

Exchange Rate Risks

As of December 31, 2015, approximately 32.9% of our total consolidated indebtedness of R$ 15,283 million was denominated in foreign currencies. As of December 31, 2015, total consolidated indebtedness denominated in foreign currencies R$ 14,851 million, or approximately 32.0% of our total debt was denominated in U.S. dollars.

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

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below:

Depositary Action	Associated fee

Issuance, delivery, reduction, cancellation or surrender of ADS	U.S.$5.00 per 100 ADS

Any cash distribution to registered ADS holders	U.S.$0.02 (or less) per ADS

Transfer rates (to the extent not prohibited by the rules of the primary stock exchange upon which the ADS are listed)	U.S.$1.50 per ADR or ADRs

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR program. From January 1 to December 31, 2015, our depositary bank reimbursed us the amount of U.S.$4.1 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of the year ended December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2015, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described below.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2015. In 2015, the Company implemented COSO (2013) Internal Control – Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2015, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were:

1 – We did not maintain an effective control environment, especifically regarding the lack of timely remedial actions related to previous years, including the proper execution of management review controls comprising completeness analysis, materiality threshold definition and accuracy determination of data to certain controls reviewed;

2 – We did not maintain adequate controls regarding the preparation of the financial statements and related disclosures, including related parties transaction reconciliation; monitoring controls regarding the financial situation and the related accounting reflects of the transactions made with suppliers (Furnas); and analysis, reconciliation and monitoring of consumed fuel (Amazonas);

3 – We did not maintain effective internal controls regarding the adequate monitoring of the investments in specific purpose entities (SPEs), as well as for the related parties transactions, including failure to identify and monitor the physical and financial execution of the relevant investment projects evaluated under the equity method, lack of technical and financial terms review related to construction contracts before the bid process, adequate analysis of the proposals made by suppliers and lack of evaluation and monitoring of progress and budget of projects;

4 – We did not have effective internal controls over the Risk, Corruption Prevention and Compliance Program, considering the requirements of the North American legislation (FCPA - Foreign Corrupt Practices Act) and also of the Brazilian legislation (Law 12,846/2013 - anti-corruption law);

5 – We did not maintain adequate internal controls that would avoid management override to the high level controls, including failure to communicate and to obtain adherence to the ethical values prescribed in the Company’s code of conduct, and an ineffective whistleblower channel due to inadequate comprehensiveness controls;

6 – We did not maintain effective controls related to payments and capitalization of fixed assets, that would result in future economic benefits as well as the approvals related to internal controls over the capitalization process.

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

In order to remedy the material weakness related to the significant number of deficiencies on reporting of financial information that have not been corrected in a timely manner, Eletrobras strengthened, together with its subsidiaries, the importance of appointing individuals to be in charge of the internal control environment throughout its different business areas and has also set targets for such areas’ managers. Additionally, with a view of reducing the existing deficiencies, the Eletrobras companies are promoting actions in corporate governance, risk management and management of internal controls areas.We are currently implementing plans to address these qualitative and quantitative deficiencies. Eletrobras is restructuring its operational structure, as well as changing its corporate governance process. The new Board of Directors and the new CEO will seek to make the company more ethical and efficient by focusing on five main priorities: ensuing financial sustainability of the company; pursuing operational excellence; strengthening corporate governance; focusing on generation and transmission; and disposing of non-core assets.

To remedy the material weaknesses in internal controls which ensure the review/proper monitoring of the preparation of financial statements and related disclosures, and to remedy the deficiencies related to monitoring the financial situation and accounting effects related to transactions with suppliers in Furnas, Eletrobras is implementing an integrated procurement process and contract management to reduce the risk of not timely identifying accounting adjustments caused by the failure from suppliers to deliver goods and services. Amazonas Energia is testing a monitoring system to monitor fuel consumption for power generation in its thermoelectric plants. Management of Amazonas Energia structured with business areas involved in fuel consumption process, physical inventory procedures for proper monitoring and validation of the information to be recorded.

The Company, with the support of specialized external consultants,is implementing an organizational structure that includes the redesign, standardization and centralization of transactional processes and decision making, which we believe will positively impact our accounting and financial statement disclosure controls and procedures.

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

(a)

Reporting Channel: we have our own reporting channel that assures anonymity and confidentiality of whistleblowing and other internal reporting. The channel is managed by the Ombudsman and the complaints are handled by different committees depending on their nature (aspects of conduct, ethics and corruption). Monthly reports of management and how complaints are dealt with are issued and submitted to the Fiscal Council (adapted to the Audit Committee functions). We are currently reviewing the process design to receive, treat and answer complaints, seeking to improve their effectiveness design to receive, treat and answer complaints, seeking to improve their effectiveness and attractiveness by contracting a specialized third party channel and establishing a policy of consequences..

(b)	Code of Ethics and Compliance Program Manual (and its orientation guidelines related to audience segments): the Code of Ethics and Conduct Commitments are in final phase of regulatory update to strengthen the aspects related to the Corporate Integrity.The Compliance Program Manual establishes the guidelines of the program as well as its management and internal and external application. We have produced the second version of the Compliance Manual, which contains guidelines for employees, management and members of the Fiscal Council.

(c)	Contractual Provisions / Due Diligence: our contractual arrangements with third parties have compliance provisions to Brazilian and North American anti-corruption legislation. We are currently structuring and implementing forms, statements and other due diligence procedures for major third-party groups.

(d)	Background Check: analyses are made on integrity as well as on requirements and impediments to select our officers and members of our Board of Directors, its subsidiaries and affiliated SPEs, according to the provisions of Law of Government-Controlled Companies (Law no. 13,303/2016).

(e)	Special Purpose Entities (SPE) Manual:We created, at the end of 2015, an SPE manual describing and providing guidance on the main practices of constitution and management of new investments. For pre-existing investments we are performing a gap analysis of the provisions of existing shareholders’ agreements with those described in the SPE Manual to be delivered to the Board of Directors.

4.	Promotion and Training:

We provide periodic training of employees and executives, as well as disseminating of the Compliance Program Manual, materials and policies to all employees and third parties of Eletrobras companies, including suppliers and partners. We have also provided courses on Eletrobras 5 Dimensions Compliance Program to certain employees (based on the level of exposure to corruption risk) at Universidade Corporativa and organized seminars at our subsidiaries. We have also developed a web-based training on ethics and compliance for all employees.

5.	Continuous monitoring, remediation and application of penalties:

(a)	Internal Audit: The Annual Internal Audit Plan is set based on corporate risk matrix and provides the annual test evidence on quality and effectiveness of the Compliance Program.

(b)	Data System Integration: each entity within the Eletrobras group must follow strict accounting records and controls that allow timely presentation of accurate financial statements. A program to integrate data in one single database is currently ongoing, as well as, standardization of policies and procedures by means of which security and integrity of internal controls over financial reporting is strengthened.

(c)	In 2015, in response to media reports of illegal activities, the Board of Directors created an independent special commission to oversee the Internal Investigation together with an experienced investigations team led by international law firm, Hogan Lovells.

In relation to the material of management overriding controls, we believe that the creation of the Compliance Officer and the consolidation of our compliance program will strengthen our internal controls as we strengthen our actions of corporate governance and business ethics.

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

The independent investigation is subject to oversight by an Independent Commission whose creation was approved by Eletrobras’ Board of Directors in 2015. This Commission is composed of Ms. Ellen Gracie Northfleet, a former judge of the Brazilian Supreme Court, Mr. Durval José Soledade Santos, a former director of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), and Dr. Manuel Jeremias Leite Caldas, representative of minority shareholders.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined thatLuis Felipe Vital Nunes Pereira, a member of our Fiscal Council, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Fiscal Council, see “Item 6.C, Board Practices – Fiscal Council.”

ITEM 16B. CODE OF ETHICS

On June 15, 2010, we adopted a code of ethics that applies to all our employees, including our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to directors and other officers. The objective of this code is: (i) to reduce the possibility of the misinterpretation of ethical principles as a result of subjective, personal interpretation; (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests; (iii) to provide a standard for our internal and external relationships with our shareholders, investors, clients, employees, partners, suppliers, service providers, labor unions, competitors and society, the government and the communities in which we operate; and (iv) to ensure that daily concerns with efficiency, competitiveness and profitability do not override ethical behavior. The Code of Ethics is being updated, and its latest version will become available by the end of 2016. Our code of ethics is available free of charge by requesting a copy from our Investor Relations Department at the following address or website: Avenida Presidente Vargas, 409, 9th Floor, Edifício Herm. Stolz, CEP 20071-003 Rio de Janeiro, RJ, Brazil; telephone: +55 21 2514 6331 or +55 21 2514 6333; fax: +55 21 2514 5964; e-mail: invest@eletrobras.com or http://www.eletrobras.com

We also created, in 2008, a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is directly and monthly reported to the Fiscal Council), regarding any “dishonest or unethical conduct,” “accounting, internal accounting controls, or auditing matters” and any equally confidential and anonymous submissions of “concerns” of the same type by our employees and associates. The “whistleblower channel” can be accessed through our website or by letter sent to our headquarters marked for the attention of our Fiscal Council.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided to Eletrobras by PricewaterhouseCoopers Auditores Independentes and KPMG Auditores Independentes, as applicable, during the fiscal years ended December 31, 2015 and 2014.

	2015	2014[1]
	(R$ )
Audit Fees	16,156,966.56	12,009,016.36
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	16,156,966.56	12,009,016.36

(1)	2014 fiscal year audit performed by PricewaterhouseCoopersAuditores Independentes and KPMG Auditores Independentes.

R$ R$ R$ R$

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

Tax Fees

No audit-related fees were paid to KPMG Auditores Independentes or PricewaterhouseCoopers Auditores Independentes, our prior auditors, for the fiscal years ended December 31, 2015, 2014 and 2013.

All Other Fees

No other fees were paid to KPMG Auditores Independentes or PricewaterhouseCoopers Auditores Independentes, our prior auditors, for the fiscal years ended December 31, 2015, 2014 and 2013.

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

ITEM 16G. CORPORATE GOVERNANCE

See “Item 9.C, Markets – Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1. In 2015, none of our affiliated entities was a significant subsidiary under Rule 3-09 of Regulation S-X. In 2014, Madeira Energia S.A. and Energia Sustentável do Brasil Participações S.A. constituted significant subsidiaries under Rule 3-09 of Regulation S-X, and, accordingly, we will file financial statements for those entities as of and for the year ended December 31, 2015 as an amendment to this annual report. In addition, we have included beginning on page F-263 the audit reports by other auditors with respect to the financial statements of Madeira Energia S.A. and Norte Energia S.A. as of and for the year ended December 31, 2015. These audit reports are referred to in the report of our external auditors, KPMG Auditores Independentes, with respect to our consolidated financial statements as of and for the year ended December 31, 2015.

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

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2014 and January 1, 2014, and for each of the years in the three-year period ended December 31, 2015.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Centrais Elétricas Brasileiras S.A. – Eletrobras:

We have audited the accompanying consolidated balance sheets of Centrais Elétricas Brasileiras S.A. – Eletrobras and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of profit and loss, comprehensive loss, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Madeira Energia S.A (a 39.00 percent owned investee company) and Norte Energia S.A (a 49.98 percent owned investee company). The Company’s investment in Madeira Energia S.A at December 31, 2015 and 2014 was R$ 2,896,068 thousand and R$ 2,724,068 thousand, respectively, and its equity in net earnings was R$ 7,030 thousand and net loss of R$ 861,144 thousand for the years ended December 31, 2015 and 2014, respectively, and the investment in Norte Energia S.A at December 31, 2015 was R$ 3,378,325 thousand after consolidating adjustments, and equity in net loss after consolidating adjustments of R$ 23,958 thousand for the year ended December 31, 2015. The financial statements of Madeira Energia S.A. and Norte Energia S.A. were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A. and Norte Energia S.A. based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. – Eletrobras and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As further described in Note 16 to the consolidated financial statements, the subsidiaries of the distribution segment and the power generations subsidiaries Eletrobras Termonuclear S.A. (Eletronuclear) and Companhia de Geração Térmica de Energia Elétrica (CGTEE) have continued to incur operating losses and have current liabilities in access of current assets, and the associates Norte Energia S.A, Madeira Energia S.A., ESBR Participações S.A., São Manoel S.A and Teles Pires Participações S.A. have current liabilities in excess of their respective current assets on December 31, 2015. The financial statements of these subsidiaries and associates have been prepared assuming these subsidiaries and associates will continue as a going concern. The Company’s consolidated financial statements to not include any adjustments that might result from the outcome of this uncertainty.

As further described in Note 4.XI to the consolidated financial statements, the Company is a defendant in two class action lawsuits initiated in the United States of America that alleges, among other things, that the Company and the individual defendants knew or should have known about alleged fraud committed against the Company by a cartel of construction firms, as well as bribes and kickbacks allegedly solicited and received by the Company’s employees; that the Company and the individual defendants made material misstatements and omissions regarding the alleged fraud; and that the Company’s stock price declined when the alleged fraud was disclosed. Although no provision has been made in the Company’s consolidated financial statements, the ultimate outcome of these legal proceedings could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows in the future. The Company´s net loss for the year ended December 31, 2014 and 2015 was increased by R$ 154,147 thousand and by R$ 4,482 thousand as a result of previously capitalized costs, net of impairment charges and investment on equity method investee which have been written off, representing the estimated amounts linked to unlawful activities that Eletrobras subsidiaries and associate overpaid for the acquisition of property, plant and equipment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 11, 2016 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes

Rio de Janeiro, Brazil

October 11, 2016

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Centrais Elétricas Brasileiras S.A. - Eletrobras

We have audited Centrais Elétricas Brasileiras S.A. – Eletrobras’s (“Company” or “Eletrobras”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Eletrobras’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to (i) previous internal control deficiencies remediation; (ii) the financial statements preparation process; (iii) SPEs and related party transactions; (iv) risk, corruption prevention and compliance program monitoring; (v) management review controls; and (vi) improper payments and capitalization of costs; has been identified and included in management’s assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Eletrobras. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 consolidated financial statements, and this report does not affect our report dated October 11, 2016, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effects of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, Centrais Elétricas Brasileiras S.A. – Eletrobras has not maintained effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2015, relative to the aforementioned material weaknesses in internal control over financial reporting.

/s/ KPMG Auditores Independentes

Rio de Janeiro, Brazil

October 11, 2016

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To board of directors and shareholders of

Centrais Elétricas Brasileiras S.A. – Eletrobras:

In our opinion, the consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for the year ended December 31, 2013 present fairly, in all material respects, the results of operations and cash flows of Centrais Elétricas Brasileiras S.A. – Eletrobras and its subsidiaries for the year ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

April 30, 2014

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014

( in thousands of reais )

ASSETS	NOTE	12/31/2015	12/31/2014

CURRENT
Cash and cash equivalent	5	1,393,973	1,407,078
Restricted cash	5	647,433	1,743,525
Marketable Securities	6	6,842,774	3,730,345
Accounts Receivable	7	4,137,501	4,427,216
Financial assets - concessions and Itaipu	18	965,212	3,437,521
Financing and loans	9	3,187,226	2,696,021
Fuel Consumption Account - CCC	26	195,966	521,964
Equity interest remuneration	10	309,360	289,574
Recoverable taxes	11	716,651	900,431
Income tax and social contribution	11	1,475,598	762,726
Reimbursement rights	12	2,265,242	3,673,639
Inventories		631,669	512,614
Nuclear fuel inventory	13	402,453	340,319
Indemnities - Law 12.783/2013	8	—	3,738,295
Derivative financial instruments	44	21,307	124,635
Hydrological risk	15	195,830	—
Assets held for sale	43	4,623,785	—
Others		1,425,416	2,245,290

TOTAL CURRENT ASSETS		29,437,396	30,551,193

NON-CURRENT
LONG-TERM ASSETS
Reimbursement rights	12	8,238,140	6,129,423
Financing and loans	9	14,400,394	11,988,543
Accounts Receivable	7	1,833,457	1,743,504
Marketable Securities	6	194,990	224,734
Nuclear fuel inventory	13	578,425	661,489
Recoverable taxes	11	2,623,186	2,538,131
Income tax and social contribution	11	3,067,591	2,467,631
Guarantees and restricted deposits		5,079,707	3,808,155
Fuel Consumption Account - CCC	26	13,331	3,944
Financial assets - Concessions and Itaipu	18	28,416,433	28,969,262
Derivative financial instruments	44	25,004	135,276
Advances for future capital increase	14	1,215,532	1,140,633
FUNAC refund		—	595,445
Hydrological risk	15	598,161	—
Others		1,487,335	1,070,214

		67,771,686	61,476,384

INVESTMENTS
Evaluated by the equity method	16	20,685,806	18,608,682
Maintained at fair value	16	1,177,260	1,370,371

		21,863,066	19,979,053

FIXED	17	29,479,479	31,105,548

INTANGIBLE	19	935,151	1,365,371

TOTAL NON-CURRENT ASSETS		120,049,383	113,926,357

TOTAL ASSETS		149,486,779	144,477,550

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014

( in thousand reais )

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTE	12/31/2015	12/31/2014

CURRENT
Financing and loans	23	4,224,448	4,931,531
Debentures	24	357,226	325,732
Compulsory Loan	25	57,630	50,215
Suppliers	21	10,128,507	7,489,134
Advances from clients	22	648,236	501,572
Taxes payable	27	1,556,578	1,168,168
Income tax and social contribution	27	581,344	18,138
Fuel Consumption Account - CCC	26	—	301,471
Shareholders’ compensation	29	43,522	64,402
Estimated liabilities		1,018,788	1,174,679
Reimbursement obligations	12	396,208	702,728
Post-employment benefits	30	114,861	258,898
Provisions for contingencies	31	590,725	32,082
Regulatory fees	28	695,400	930,297
Leasing	23	132,972	74,507
Concessions payable - use of public property		3,920	3,645
Derivatives financial instruments	44	20,608	26,573
Liabilities associated to assets held for sale	43	5,575,009	—
Others		1,953,661	1,230,236

TOTAL CURRENT LIABILITIES		28,099,643	19,284,008

NON-CURRENT
Financing and loans	23	42,173,812	34,607,594
Suppliers	21	9,449,421	10,047,367
Debentures	24	205,248	434,191
Advances from clients	22	659,082	718,451
Compulsory Loan	25	466,005	469,459
Asset decommission obligation	32	1,201,186	1,314,480
Fuel Consumption Account - CCC	26	452,948	474,770
Provisions for contingencies	31	13,556,129	13,091,867
Post-employment benefits	30	1,858,824	2,001,268
Provisions for unfunded liabilities		257,907	97,449
Onerous contracts	34	1,489,292	1,130,201
Reimbursement obligations	12	2,483,378	2,529,893
Leasing	23	1,119,183	1,252,154
Concessions payable - use of public property		59,644	59,815
Advances for future capital increase	33	219,294	193,606
Derivatives financial instruments	44	78,521	70,336
Regulatory fees	28	462,195	609,721
Taxes payable	27	900,309	837,551
Income tax and social contribution	27	1,003,796	569,380
Others		1,710,369	1,030,640

TOTAL NON-CURRENT LIABILITIES		79,806,543	71,540,193

SHAREHOLDERS’ EQUITY
Capital stock	36	31,305,331	31,305,331
Capital reserves	36	26,048,342	26,048,342
Profit reserves		—	2,259,039
Adjustments to equity		39,452	42,947
Accrued losses		(12,339,801)	(3,195,151)
Accumulated other comprehensive loss		(3,113,481)	(3,116,108)
Values recognized in ORA classified as assets held for sale		(6,458)	—
Non-controlling shareholders		(352,792)	308,949

TOTAL SHAREHOLDERS’ EQUITY		41,580,593	53,653,349

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		149,486,779	144,477,550

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDING ON

DECEMBER 31, 2015, 2014 AND 2013

( in thousands of reais )

	NOTE	12/31/2015	12/31/2014	12/31/2013
NET OPERATIONAL REVENUE	38	32,588,838	30,137,807	23,835,644

OPERATING EXPENSES
Energy purchased for resale	41	(10,766,227)	(10,424,699)	(5,515,206)
Charges upon use of electricity network		(1,737,959)	(1,523,379)	(1,560,883)
Fuel to produce electricity		(1,249,836)	(1,479,633)	(1,492,368)
Construction		(3,237,537)	(2,899,648)	(3,547,863)
Personnel, supplies and services	40	(9,495,417)	(8,485,373)	(9,244,586)
Remuneration and indemnity		(348,874)	(386,824)	(405,809)
Depreciation		(1,417,856)	(1,387,034)	(1,296,375)
Amortization		(424,744)	(390,262)	(215,189)
Donations and contributions		(215,116)	(251,415)	(332,031)
Operational provisions / reversals	42	(11,586,767)	(4,663,221)	(3,258,205)
Voluntary Redundancy Plan		—	(219,299)	(256,860)
Investigation Findings	4	(15,996)	(195,127)	—
Others		(2,131,954)	(1,675,350)	(2,089,704)

		(42,628,283)	(33,981,264)	(29,215,079)

OPERATIONAL LOSS BEFORE FINANCIAL RESULT		(10,039,445)	(3,843,457)	(5,379,435)

FINANCIAL RESULT

Financial Revenue
Revenue from interest, commissions and fees		1,128,406	1,071,107	1,146,055
Revenue from financial investments		1,122,643	1,020,654	556,469
Additional interest on energy		709,404	323,300	305,404
Monetary adjustment gain		3,765,236	841,821	1,065,243
Exchange variation gain		10,251,948	3,293,940	3,488,842
Remuneration for indemnifications - Law 12,783/13		115,407	1,018,952	441,024
Updating regulatory asset		229,608	—	—
Gains on derivatives		—	382,614	—
Other financial revenues		629,589	747,433	269,666

Financial expenses
Debt charges		(6,340,459)	(3,448,734)	(2,031,402)
Lease Charges		(273,391)	(279,716)	(269,032)
Charges on shareholders’ funds		(40,511)	(87,047)	(189,967)
Monetary adjustment loss		(1,362,380)	(495,680)	(610,609)
Exchange variation loss		(10,219,318)	(2,998,387)	(2,949,783)
Updating regulatory liabilities		(130,502)	—	—
Loss on derivatives		(221,666)	—	(238,938)
Other financial expenses		(1,063,039)	(695,632)	(606,287)

		(1,699,025)	694,625	376,685

LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS		(11,738,470)	(3,148,832)	(5,002,750)

RESULTS OF EQUITY METHOD INVESTMENTS	39	531,446	(1,308,304)	177,768

LOSS BEFORE TAXES AND SOCIAL CONTRIBUTIONS		(11,207,024)	(4,457,135)	(4,824,982)

Current income tax and social contribution	27	(546,812)	(82,483)	(60,424)
Deferred income tax and social contribution	27	(163,300)	(1,618,035)	(1,306,254)

LOSS FOR THE YEAR		(11,917,136)	(6,157,653)	(6,191,660)

AMOUNT ATTRIBUTED TO CONTROLLING SHAREHOLDERS		(11,405,085)	(6,226,206)	(6,186,948)
AMOUNT ATTRIBUTED TO NON-CONTROLLING SHAREHOLDERS		(512,051)	68,553	(4,712)

LOSS PER SHARE	37	(R$8.43)	(R$4.60)	(R$4.57)

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR YEARS ENDING ON DECEMBER 31, 2015, 2014 AND 2013

( in thousands of reais )

	12/31/2015	12/31/2014	12/31/2013
Net loss in the year	(11,917,136)	(6,157,653)	(6,191,660)

Other comprehensive income (loss) which may not be reclassified to net profit or loss
Accumulated conversion adjustment	121,353	(42,279)	38,909
Actuarial gains and losses	(236,798)	(971,565)	1,362,551
Deferred Income tax and social contributions	—	(404,332)	(463,267)

Other comprehensive income (loss) which may be reclassified to net profit or loss
Cash flow hedge	(468)	(12,320)	(11,987)
Deferred Income tax and social contributions	—	309	4,076
Fair value of financial instruments available for sale	(109,493)	99,820	(244,465)
Deferred Income tax and social contributions	37,228	(33,939)	83,118
Comprehensive income of subsidiaries, affiliates and jointly-controlled companies	33,383	(464,478)	(291,211)
Deferred Income tax and social contributions	1,274	411,480	99,005

Other items in comprehensive income (loss)	(153,521)	(7,574,957)	576,729

Total comprehensive loss of the year	(12,224,178)	(7,574,957)	(5,614,931)

Portion attributable to controlling shareholders	(11,562,437)	(7,643,510)	(5,610,219)
Portion attributable to non-controlling shareholders	(661,741)	68,553	(4,712)

	(12,224,178)	(7,574,957)	(5,614,931)

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AS OF DECEMBER 31, 2015, 2014 AND 2013

( in thousand reais )

			PROFIT RESERVES
	CAPITAL STOCK	CAPITAL RESERVES	LEGAL	STATUTORY	EQUITY VALUATION ADJUSTMENT EFFECTS	ACCRUED LOSSES	Accumu- lated other compre- hensive loss	SHARE- HOLDERS’ EQUITY PARENT COMPANY	SHARE- HOLDERS’ EQUITY NON- CONTROLLING SHAREHOLDERS	CONSOLI- DATED SHARE- HOLDERS’ EQUITY
On December 31, 2012 - Revised	31,305,331	26,048,342	2,233,017	9,916,882	208,672	—	(2,273,587)	67,872,619	196,648	68,069,267

Additional dividends								(433,962)		(433,962)
Accumulative conversion adjustments							38,889	38,889		38,889
Post-employment benefit adjustments							609,151	609,151		609,151
Fair value of available for sale financial instruments							(180,080)	(180,080)		(180,080)
Deferred Income tax and social contribution over other comprehensive income							(277,069)	(277,069)		(277,069)
Adjustment of Subsidiary / Associates							398,028	398,028	3,262	401,290
Derivative Financial instruments - Hedge							(12,190)	(12,190)		(12,190)
Equity valuation adjustments					(140,304)	127,927		(12,377)		(12,377)
Statutory reserves releases				(739,997)		739,997		—		—
Net Income (Loss) for year						(6,186,949)		(6,186,949)	(4,712)	(6,191,661)
Proposed dividends						(433,962)		(433,962)		(433,962)
Approval of additional dividend by Annual General Meeting						(433,962)		—		—
Statutory reserves losses				(6,186,949)		6,186,949		—		—

On December 31, 2013 - Revised	31,305,331	26,048,342	2,233,017	2,989,936	68,368	—	(1,696,858)	61,382,098	195,198	61,577,296

Additional dividends								(433,962)		(433,962)
Investment acquisition								—	43,252	43,252
Encargos financeiros - Decreto 2.673/98								—		—
Accumulative conversion adjustments							(58,137)	(58,137)		(58,137)
Post-employment benefit adjustments							(407,875)	(407,875)		(407,875)
Fair value of available for sale financial instruments							77,888	77,888		77,888
Deferred Income tax and social contribution over other comprehensive income							(26,482)	(26,482)		(26,482)
Adjustment of Subsidiary / Associates							(993,232)	(993,232)	1,946	(991,286)
Derivative Financial instruments - Hedge							(11,412)	(11,412)		(11,412)
Equity valuation adjustments					(25,421)	25,421		—		—
Statutory reserves releases				67,141		(67,141)		—		—
Net Income (Loss) for year						—		—	68,553	68,553
Dividendos propostos						—		—		—
Unclaimed compensation to shareholders - Prescribed						41,720		41,720		41,720
Aprovação do dividendo adicional pela AGO						—		—		—
Statutory reserves losses				(3,031,055)		3,031,055		—		—

As of December 31, 2014	31,305,331	26,048,342	2,233,017	26,022	42,947	(3,195,151)	(3,116,108)	53,344,400	308,949	53,653,349

Accumulative conversion adjustments							67,482	67,482		67,482
Post-employment benefit adjustments							247,803	247,803		247,803
Fair value of financial instruments available for sale							(113,241)	(113,241)		(113,241)
Deferred Income tax and social contribution over other comprehensive income							38,502	38,502		38,502
Adjustment of Subsidiary / Associates						2,415	(243,909)	(241,494)	(149,690)	(391,184)
Financial instruments - hedge							(468)	(468)		(468)
Equity valuation adjustments					(3,495)	3,495		—		—
Loss						(11,405,085)		(11,405,085)	(512,051)	(11,917,136)
Proposed dividends				(26,022)				(26,022)		(26,022)
Unclaimed shareholders’ compensation - statute of limitations						21,508		21,508		21,508
Absorption of losses			(2,233,017)			2,233,017		—		—

As of December 31, 2015	31,305,331	26,048,342	—	—	39,452	(12,339,801)	(3,119,939)	41,933,385	(352,792)	41,580,593

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDING ON

DECEMBER 31, 2015, 2014 AND 2013

(in thousand reais)

	NOTE	12/31/2015	12/31/2014	12/31/2013
CASH FLOWS FROM OPERATING ACTIVITIES

Loss before income tax and social contribution		(11,207,024)	(4,457,135)	(4,824,983)

Adjustments to reconcile net loss to net cash provided by operating activities :
Depreciation and amortization		1,842,600	1,777,296	1,511,564
Net monetary variations		(914,656)	(1,329,742)	(1,249,587)
Net exchange variations		863,808	291,510	(424,537)
Financial charges		2,001,687	(109,124)	496,700
Revenue from financial assets	38	(838,087)	(714,409)	(552,106)
Result of equity method	39	(531,446)	1,308,304	(177,768)
Provision (reversal) for doubtful credits	42	658,679	(122,662)	(457,261)
Provision (reversal) for contingencies	42	2,932,120	7,797,129	1,399,321
Provision (reversal) for impairment of assets	42	5,830,959	16,903	2,428,649
Provision (reversal) onerous contract	42	366,477	(1,800,401)	(1,924,657)
Provision (reversal) for plan for personnel adjustment		—	219,299	256,860
Provision (reversal) for investment loss	42	489,753	(1,414,171)	142,622
Provision (reversal) for loss of financial asset	42	—	(791,868)	791,868
Provision (reversal) for losses on fixed asset	42	—	235,064	—
Provision (reversal) for environmental compensations	42	—	104,904	—
Provision (reversal) hydrological risk - GSF	42	451,340	—	—
Fees on the global reversal reserve		253,348	308,167	347,949
Adjustment fair value / market value		157,066	170,509	94,000
Minor shareholders’ share		775,835	(103,868)	7,139
Fees on shareholders’ share		40,511	87,047	189,967
Derivatives		221,666	(392,354)	238,938
Investigation Findings		15,996	195,127	—
Others		333,761	513,693	559,371

		14,951,417	6,246,352	3,679,032

Changes in:
Accounts receivables		130,905	(441,152)	413,625
Marketable securities		(2,886,138)	2,366,099	404,758
Reimbursement rights	12	(700,320)	2,991,052	(4,376,467)
Inventories		(119,055)	133,229	(168,450)
Nuclear fuel inventory	13	20,930	(150,590)	(8,972)
Financial asset - Itaipu and public service concessions		1,886,785	136,864	36,229
Assets held for sale		(4,623,785)	—	—
Hydrological risk		(342,651)	—	—
Others		357,948	(317,166)	(344,793)

		(6,275,381)	4,718,336	(4,044,070)

Suppliers		3,094,034	7,669,536	2,686,542
Advances from clients	22	(57,349)	(53,898)	(50,655)
Leasing		(74,506)	(67,166)	50,191
Estimated liabilities		(165,866)	(153,105)	115,035
Reimbursement obligations	12	2,491	(7,534,600)	2,744,474
Regulatory fees	28	(382,423)	29,997	8,231
Liabilities associated to assets held for sale		5,575,009	—	—
Others		1,152,395	(383,602)	463,167

		9,143,785	(492,838)	6,016,985

Cash generated from operations		6,612,797	6,014,715	826,964

Payment of financial charges		(2,805,404)	(1,222,341)	(1,305,876)
Payment of global reverse reserve charges		(952,355)	(216,209)	(228,144)
Amounts received from allowed annual revenue		965,764	703,266	674,102
Receipt of financial asset compensation	8	4,027,661	2,773,092	9,819,946
Receipt of financial charges		1,113,278	172,000	1,141,486
Payment of income taxes and social contributions		(610,223)	(667,150)	(650,161)
Amounts received from remuneration of investment in equity interests		412,874	106,232	513,607
Additional pension payments		(201,469)	(387,296)	(488,016)
Payment of legal contingencies	31	(904,505)	(1,177,462)	(920,002)
Judicial deposits		(677,944)	(906,386)	(54,552)

Net cash provided by operating activities		6,980,474	5,192,461	9,329,354

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing		7,543,513	7,410,882	6,050,558
Payment of loans and financing - principal		(5,381,995)	(3,238,117)	(2,480,439)
Payment of shareholders remuneration		(23,056)	(814,993)	(4,189,708)
Payment of refinancing tax and contributions - principal		(117,058)	(103,785)	(98,522)
Empréstimo compulsório e reserva global de reversão		—	—	485,594
Others		(2,431)	49	154,639

Net cash provided by (used in) financing activities		2,018,973	3,254,036	(77,878)

CASH FLOWS FROM INVESTMENT ACTIVITIES
Loans and financing - receipt		(751,524)	(255,379)	(598,577)
Loans and financing - payment		2,539,101	506,264	1,999,115
Acquisition of fixed assets		(4,139,891)	(2,801,858)	(2,141,137)
Acquisition of intangible assets		(384,307)	(117,046)	(157,209)
Acquisition of concession assets		(3,153,701)	(3,262,535)	(3,413,719)
Acquisition /capital increase in subsidiary		(2,433,066)	(3,903,911)	(3,555,414)
Advances for future capital increases		(737,631)	(906,024)	(396,467)
Net cash flow of subsidiary acquisition		—	159,703	—
Others		48,467	(56,216)	108,000

Net cash used in investment activities		(9,012,552)	(10,637,002)	(8,155,408)

Increase (reduction) of cash and cash equivalents		(13,105)	(2,190,505)	1,096,068

Cash and cash equivalents at the beginning of the year	5	1,407,078	3,597,583	2,501,515
Cash and cash equivalents at the end of the year	5	1,393,973	1,407,078	3,597,583

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. AND SUBSIDIARIES

Eletrobras

(Public Company)

CNPJ 00.001.180/0001-26

Notes to the consolidated financial statements for the years ending December 31, 2015, 2014 and 2013

(In thousands of Reais)

NOTE 1 – OPERATIONAL CONTEXT

Centrais Elétricas Brasileiras S.A. (Eletrobras or the Company) is corporation headquartered in Brasília-DF- Setor Comercial Norte, Quadra 4, Bloco B, 100, sala 203-Asa Norte, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the Securities and Exchange Commission-SEC, with shares traded on the stock exchanges of the São Paulo Stock Exchange (BM&F BOVESPA) – Brazil, Madrid (LATIBEX) – Spain and New York (NYSE) – United States of America. The Company is a joint stock company controlled by the Federal Government. It has as its corporate objective the performance of studies, projects, construction and operation of generating plants, transmission lines and distribution of electricity, as well as the conclusion of acts of commerce arising out of these activities. It has as its objective, in addition, to provide financing, to provide guarantees in Brazil and abroad, to the public service companies of electricity and that are under its control and in favor of technical-scientific research entities; to promote and support research of interest to the electricity sector, in particular activities of generation, transmission and distribution, as well as to conduct studies of the utilization of water catchment areas for multiple purposes; to contribute to the training of the technical personnel required by the Brazilian electrical sector, as well as in the preparation of skilled workers through specialized courses and it may also grant aid to educational institutions of the country or scholarships abroad and make agreements with entities that collaborate in the training of specialized technical personnel; to collaborate, technically and administratively, with companies in relation to which it participates in shareholding and with the Ministry of Mines and Energy.

The Company performs the function of holding, managing investments in corporate participations, holding a controlling share interest in six direct companies of generation and/or transmission of electric energy, as listed below:

•	Furnas Centrais Elétricas S.A. – FURNAS;

•	Centrais Elétricas do Norte do Brasil S.A. – ELETRONORTE;

•	Companhia Hidro Elétrica do São Francisco – CHESF;

•	ELETROSUL Centrais Elétricas S.A.;

•	Eletrobras Termonuclear S.A. – ELETRONUCLEAR; and

•	Companhia de Geração Térmica de Energia Elétrica – CGTEE.

Beyond the control of generation and/or transmission of electric energy, as listed above, the Company holds a direct controlling interest in seven electricity distribution companies:

•	Boa Vista Energia S.A. – Boa Vista;

•	Companhia de Eletricidade do Acre – Eletroacre;

•	Centrais Elétricas de Rondônia – Ceron;

•	Companhia Energética de Alagoas – Ceal;

•	Companhia Energética do Piauí – Cepisa;

•	CELG – Distribuição S.A. – CELG – D; and

•	Amazonas Distribuidora Energia S.A. – Amazonas D.

On December 31, 2015, the Company classified assets and liabilities of the subsidiary CELG – D. as an asset held for sale, because the Company is committed with the sale of the equities held in that subsidiary and expects that the sale will be finished by December 31, 2016. More information is available in Note 43.

The Company still holds the controlling interest in Eletrobras Participações S.A.. – Eletropar. Additionally, it holds equity interest in Itaipu Binacional – Itaipu (under joint control pursuant to an international treaty signed between the Governments of Brazil and Paraguay), of Inambari Geração de Energia S.A., of Centrales Hidroelectricas de Centroamerica S.A.– CHC and of Rouar S.A., (under joint control with the Uruguyan State Usinas y Transmissiones Elétricas de Uruguay – UTE).

On July 1, 2015, the subsidiary Amazonas Energia started in the unbundling process, where electricity generation and transmission activities, until then provided by Amazonas Distribuidora, were separated from its distribution activity. Thus, a new company is created in the Eletrobras System, named Amazonas Geração e Transmissão de Energia S.A. (“Amazonas GT”), under direct control of Amazonas D. The second phase of the unbundling process, which is ongoing, will conclude the corporate restructuring, wherein Amazonas GT will be a wholly-owned subsidiary of Eletronorte.

The Company is an indirect controller or participates in a minority role directly or indirectly in a number of other companies in the segments of generation, transmission and distribution of electricity (see Note 16).

The commercialization of generated energy is based on two distinct market environments, being one regulated (energy destined for distribution concessionaires) and another characterized by freely contracted agreements (free market). Law No. 10.848, of March 15, 2004, provides differentiation between energy coming from new ventures and existing companies, determining the realization of separate auctions for each of these markets.

The Company is authorized, directly or through its associates or subsidiaries, to associate itself, with or without contribution of resources, to establish business consortia or participation in companies, with or without controlling power abroad, intended directly or indirectly for the exploration of production or transmission or distribution of electricity.

The Company has been responsible, in addition, for sectoral resource management, represented by the Global Reversion Reserve (Reserva Global de Reversão or RGR), Energy Development Account (Conta de Desenvolvimento Enegético – CDE), and Fuel Consumption Account Conta de Consumo de Combustíveis – CCC). These funds finance programs of the Federal Government for universalization of access to electricity, public lighting efficiency, incentives for alternative sources of electrical energy, electrical energy conservation and the purchase of fossil fuels used in isolated systems of electric power generation, whose financial movements do not affect the result of the Company (except for the administrative fee in certain Funds). For some recent developments, please see note 48.39.

The Company also acts as marketing agent of electric power for Itaipu Binacional and for agents participating in the Incentive Program to Alternate Sources of Electrical Energy (Programa de Incentivo às Fontes Alternativas de Energia Elétrica – PROINFA).

The issuance of these consolidated financial statements was authorized by the Board of Directors, on October 11, 2016.

NOTE 2 – PUBLIC SERVICE ELECTRIC POWER CONCESSIONS

Eletrobras, through its subsidiaries and Itaipu, owns 45,391 GW of installed capacity, 68.08 thousand kilometers* of transmission lines and seven power distributors that serve approximately 6.6* million consumers, with two being, Amazonas Energia and Eletrobras Distribuição Roraima, operating in isolated systems in the northern region of Brazil.

The Company, through its subsidiaries or minority interest investees, holds various public service electric power concessions, for which the details, installed capacity and expiration dates are listed below:

(*)	Information not audited by the independent auditors)

I – Concessions under O&M System – renewed – Law No. 12,783/13

•	Electric power generation and Authorization

Concessions under O&M System – GENERATION

Concessions/Permits	Location	Installed Capacity (MW)*	Expiration

UHE Paulo Afonso I	BA	180	12/31/2042
UHE Paulo Afonso II	BA	443	12/31/2042
UHE Paulo Afonso III	BA	794	12/31/2042
UHE Paulo Afonso IV	BA	2,462	12/31/2042
UHE Apolônio Sales	BA	400	12/31/2042
UHE Luiz Gonzaga (Itaparica)	BA	1,480	12/31/2042
UHE Xingó	SE	3,162	12/31/2042
UHE Furnas	MG	1,216	12/31/2042
UHE Luiz Carlos Barreto de Carvalho	SP / MG	1,050	12/31/2042
UHE Marimbondo	SP / MG	1,440	12/31/2042
UHE Porto Colômbia	SP / MG	320	12/31/2042
UHE Funil	MG	216	12/31/2042
UHE Corumbá I	GO	375	12/31/2042
UHE Serra da Mesa	GO	1,275	12/11/2039
UHE Funil	BA	30	12/31/2042
UHE Pedra	BA	20	12/31/2042
UHE Boa Esperança	PI	237	12/31/2042
UHE Coaracy Nunes	AP	78	12/31/2042

•	Electric power transmission

Concessions under O&M System – TRANSMISSION

Contract	Holder	Period (years)	Expiration

057/2001	Eletrosul	30	12/31/2042
058/2001	Eletronorte	30	12/31/2042
061/2001	Chesf	30	12/31/2042
062/2001	Furnas	30	12/31/2043

II – Principal Concessions under Exploration System

•	Electrical Power Generation

Concessions under Exploration System – GENERATION

Concessions/Permits	Location	Installed Capacity	Expiration Year

UHE Sobradinho	BA / PE	1,050.3	2052
UTE Camaçari	BA	68.7	2027
UHE Belo Monte	PA	11,233.1	2045
UHE Tucuruí	PA	8,535.0	2024
UHE Samuel	RO	216.8	2029
UTE Rio Madeira	RO	119.4	2018
UTE Santana	AP	177.7	2019
UTE Santarém	PA	14.8	2034
UTE Electron (7)	AM	121.1	2020
UHE Dardanelos	MT	261.0	2042
UHE Mauá	PR	177.9	2042
UHE Teles Pires	PA / MT	1,820.0	2046
UHE Jirau (1)	RO	3,750.0	2043
UTE Presidente Médici – Candiota I e II (2)	RS	446.0	2015
UTE Candiota III (3)	RS	350.0	2041
UTE Tabatinga	AM	316.4	2016
UTE Belem de Simões	AM	316.4	2016
UHE Balbina	AM	249.5	2027
UHE Aparecida	AM	282.5	2020
UTE Mauá	AM	409.5	2020
UTE Santa Cruz (6)	RJ	500.0	2015
UHE Mascarenhas de Moraes	MG	476.0	2023
UHE Itumbiara	MG / GO	2,082.0	2020
UHE Manso	MT	212.0	2035
UHE Simplício/Anta	RJ / MG	305.7	2041
UHE Peixe Angical	TO	498.8	2036
UHE Baguari	MG	140.0	2041
UHE Foz do Chapecó	Uruguai	855.0	2036
UTN Angra I	RJ	640.0	2024
UTN Angra II	RJ	1,350.0	2041
UTN Angra III	RJ	1,405.0	40 years
UHE Piloto (5)	BA	2.0	2015
UHE Araras (5)	CE	4.0	2015
UHE Curemas	PB	3.5	2024
EOL São Pedro do Lago	BA	30.0	2046
EOL Pedra Branca	BA	30.0	2046
EOL Sete Gameleiras	BA	30.0	2046
EOL Caiçara I	RN	27.0	2047
EOL Junco I	RN	24.0	2047
EOL Junco II	RN	24.0	2047
EOL Caiçara II	RN	18.0	2047

Concessions under Exploration System – GENERATION
Concessions/Permits	Location	Installed Capacity (MW)(*)	Expiration Year

Casa Nova	BA	180.0	2043
EOL Baraúnas I	BA	29.7	2049
Morro Branco I	BA	29.7	2049
Mussambê	BA	29.7	2049
Ventos de Santa Joana XI	PI	29.6	2049
Ventos de Santa Joana XVI	PI	28.9	2049
Ventos de Santa Joana X	PI	29.6	2049
Ventos de Santa Joana XIII	PI	29.6	2049
Ventos de Santa Joana XII	PI	28.9	2049
Ventos de Santa Joana XV	PI	28.9	2049
Ventos de Santa Joana IX	PI	29.6	2049
Acauã Energia S.A.	BA	12.0	2049
Arapapá Energia S.A.	BA	10.0	2049
Angical 2 Energia S.A.	BA	14.0	2049
Teiú 2 Energia S.A.	BA	14.0	2049
Caititú 2 Energia S.A.	BA	14.0	2049
Carcará Energia S.A.	BA	10.0	2049
Carcará Energia S.A.	BA	14.0	2049
Caititú 3 Energia S.A.	BA	14.0	2049
Papagaio Energia S.A.	BA	18.0	2049
Coqueirinho 2 Energia S.A.	BA	20.0	2049
Ventos de Santa Joana IV	PI	30.0	2049
Serra das Vacas I S.A.	PE	30.0	2049
Ventos de Santa Joana V	PI	30.0	2049
Serra das Vacas II S.A.	PE	30.0	2049
Serra das Vacas III S.A.	PE	30.0	2049
Serra das Vacas IV S.A.	PE	30.0	2049
Ventos de Santa Joana III	PI	30.0	2049
Ventos de Santa Joana I	PI	30.0	2049
Ventos de Santo Augusto IV	PI	30.0	2049
Ventos de Santa Joana VII	PI	30.0	2049
Tamanduá Mirim 2 Energia S.A.	BA	24.0	2049
Banda de Couro S.A.	BA	29.7	2049
Baraúnas II S.A.	BA	21.6	2049
UHE Curuá- Una	PA	30.3	2028
UTE Rio Acre	AC	45.5	2018
UTE Rio Branco I	AC	18.7	2020
UTE Rio Branco II	AC	31.8	2020
UTE- Senador Arnon Afonso Farias	RR	86.0	2024
UTE Serra do Navio	SE	23.3	2037
Parque Eólico Miassaba 3	RN	68.5	2045

Concessions under Exploration System – GENERATION
Concessions/Permits	Location	Installed Capacity (MW)(*)	Expiration Year

Parque Eólico Rei dos Ventos 3	RN	60.1	2045
UHE Passo São João	RS	77.0	2041
UHE São Domingos	MS	48.0	2037
PCH Barra do Rio Chapéu	SC	15.2	2034
PCH João Borges	SC	19.0	2035
PCH Coxilha Rica (4)	SC	18.0	2042
PCH Santo Cristo (3)	SC	19.5	2042
Coxilha Seca – Capão do Inglês	RS	10.0	2049
Coxilha Seca – Coxilha Seca	RS	30.0	2049
Coxilha Seca – Galpões	RS	8.0	2049
EOL Chuí I	RS	24.0	2047
EOL Chuí II	RS	22.0	2047
EOL Chuí IV	RS	22.0	2047
EOL Chuí V	RS	30.0	2047
EOL Chuí VI	RS	24.0	2047
EOL Chuí VII	RS	22.0	2047
EOL Chuí 09	RS	17.9	2049
Sant’Ana do Livramento – Cerro Chato IV	RS	10.0	2047
Sant’Ana do Livramento – Cerro Chato V	RS	12.0	2047
Sant’Ana do Livramento – Cerro Chato VI	RS	24.0	2047
Sant’Ana do Livramento – Cerro dos trindades	RS	8.0	2047
Sant’Ana do Livramento – Ibirapuitã	RS	24.0	2047
Parque Hermenegildo – Verace 24	RS	19.7	2049
Parque Hermenegildo – Verace 25	RS	7.2	2049
Parque Hermenegildo – Verace 26	RS	14.3	2049
Parque Hermenegildo – Verace 27	RS	16.1	2049
Parque Hermenegildo – Verace 28	RS	12.5	2049
Parque Hermenegildo – Verace 29	RS	17.9	2049
Parque Hermenegildo – Verace 30	RS	17.9	2049
Parque Hermenegildo – Verace 31	RS	9.0	2049
Parque Hermenegildo – Verace 34	RS	14.3	2049
Parque Hermenegildo – Verace 35	RS	12.5	2049
Parque Hermenegildo – Verace 36	RS	21.5	2049
Santa Vitória do Palmar – Verace I	RS	20.0	2047
Santa Vitória do Palmar – Verace II	RS	20.0	2047
Santa Vitória do Palmar – Verace III	RS	26.0	2047
Santa Vitória do Palmar – Verace IV	RS	30.0	2047
Santa Vitória do Palmar – Verace V	RS	30.0	2047
Santa Vitória do Palmar – Verace VI	RS	18.0	2047
Santa Vitória do Palmar – Verace VII	RS	30.0	2047
Santa Vitória do Palmar – Verace VIII	RS	26.0	2047
Santa Vitória do Palmar – Verace IX	RS	30.0	2047
Santa Vitória do Palmar – Verace X	RS	28.0	2047

Concessions under Exploration System – GENERATION

Concessions/Permits	Location	Installed Capacity (MW)(*)	Expiration Year

Megawatt Solar	SC	0.9	—
EOL Cerro Chato I	RS	30.0	2045
EOL Cerro Chato II	RS	30.0	2045
EOL Cerro Chato III	RS	30.0	2045
UTE São Jerônimo (2)	RS	20.0	2015
UTE Nutepa (2)	RS	24.0	2015
UTE Cidade Nova (7)	AM	29.7	2015
UTE Iranduba	AM	50.0	2020
UTE Distrito (7)	AM	124.7	2015
UTE São José	AM	73.4	2016
UTE Flores	AM	124.4	2016
UTE Roberto Silveira	RJ	30.0	2027
UHE Batalha	MG / GO	52.5	2041
UHE Retiro Baixo	MG	82.0	2041
Três Irmãos	Tietê	807.5	2044
Serra do Facão	GO	212.6	2036
Santo Antonio (Mesa)	RO	3,567.50	2043
Teles Pires	PA / MT	1,819.8	2046
Rei dos Ventos 1	RN	58.5	2045
Famosa 1	RN	22.5	2047
Pau Brasil	CE	15.0	2047
Rosada	RN	30.0	2048
São Paulo	CE	17.5	2047
Bom Jesus	CE	18.0	2049
Cachoeira	CE	12.0	2049
Pitimbu	CE	18.0	2049
Jandaia	CE	28.8	2047
Jandaia 1	CE	19.2	2047
São Caetano	CE	25.2	2049
São Caetano 1	CE	18.0	2049
São Clemente	CE	19.2	2047
São Galvão	CE	22.0	2049
Carnaúba I	RN	22.0	2049
Carnaúba II	RN	18.0	2049
Carnaúba III	RN	16.0	2049
Carnaúba V	RN	24.0	2049
Cervantes I	RN	16.0	2049
Cervantes II	RN	12.0	2049
Punaú I	RN	24.0	2049
Arara Azul	RN	27.5	2049
Bentevi	RN	15.0	2049
Ouro Verde I	RN	27.5	2049
Ouro Verde II	RN	30.0	2049
Ouro Verde III	RN	25.0	2049

Concessions under Exploration System – GENERATION

Concessions/Permits	Location	Installed Capacity	Expiration Year

Santa Rosa	CE	20.0	2049
Uirapuru	CE	28.0	2049
Ventos de Angelim	CE	24.0	2049
Serra do Mel I	RN	28.0	2049
Serra do Mel II	RN	28.0	2049
Serra do Mel III	RN	28.0	2049
Itaguaçu da Bahia	BA	28.0	2049
Ventos de Santa Luiza	BA	28.0	2049
Ventos de Santa Madalena	BA	28.0	2049
Ventos de Santa Marcella	BA	28.0	2049
Ventos de Santa Vera	BA	28.0	2049
Ventos de Santo Antônio	BA	28.0	2049
Ventos de São Bento	BA	28.0	2049
Ventos de São Cirilo	BA	28.0	2049
Ventos de São João	BA	28.0	2049
Ventos de São Rafael	BA	28.0	2049
São Januário	CE	19.2	2047
Nsa Sra de Fátima	CE	28.8	2047
UHE Jirau	RO	3,750.0	2043
UHE Sinop	MT	406.0	2045
UHE São Manoel	PA	700.0	2049
Brasventos Eolo	RN	58.5	2045

1)	In September 2013, the entity initiated its operation, and currently it is operation with 20 generating units, with 75 MW, for a total of 50 generating units.
2)	Concession contract no. 67.
(3)	In licensing phase of Installation, initiation of operation 22 months after issuance of Installation License.
(4)	Initiation of construction and indefinite operation in relation to negative opinion of National Institute of Historic and Artistic Heritage.
(5)	Non-operating plants with expired concession agreements, pending ANEEL authorization to dissolve the contract.
(6)	Plant not yet extended.
(7)	Plant currently deactivated.

III – Concessions under O&M System without renewal

Generation Companies under special Management pursuant to Law No. 12,783/2013 without renewal Concessions under O&M System

Concessions/Permits	Installed Capacity (MW) (*)	Expiration Year	Expiration Year

Dona Rita	2,41	06.2013	(1)
Sinceridade	1,42	04.2013	(1)
Neblina	6,47	04.2013	(1)
Ervália	6,97	07.2015	(1)
Coronel Domiciano	5,04	07.2015	(1)

(1)	These plants have been returned to the concession grantor under the responsibility of Furnas until the conclusion of the new tender for concession of PCHs.
(*)	Unaudited

The concession contract No. 067/2000, of UTEs Presidente Médici (Phases A and B), São Jerônimo and Nutepa owned by subsidiary CGTEE ended on July 7, 2015.

As set forth in the concession contract and in the applicable legislation, the subsidiary CGTEE formalized, in the proper time, the interest to renew the concession of the plants.

To date, the concession grantor has no final position on the subsidiary and, therefore, until the end of the process, the subsidiary CGTEE will keep on exploring these units under the same terms as the current concession. The Concession Grantor has not provided an estimate term to conclude this process.

The legislation does not include indication on the terms applicable to the renewal of those concessions, and it is not possible to define the impacts affecting income or assets held by the subsidiary CGTEE. Nevertheless, CGTEE measured the possible amount of compensation, according to the New Replacement Value (VNR) and maintains a provision that reduces to zero the accounting balance of the assets of UTEs São Jerônimo, Nutepa and Presidente Médici (Phase A), reflecting the expectation of no-compensation of these assets due to them being outdated.

The decision on the renewal of the concession shall be subject to analysis by the Subsidiary CGTEE, following presentation of the position by the Concession Grantor.

IV. Electric Power Transmission

Project	State	Period (years)	Expiration
- LT Teresina II – Sobral – Fortaleza, in 500 kv	PI/CE	30	2034
- LT Colinas – Miracema – Gurupi – Peixe Nova – Serra da Mesa II, in 500kv	TO/GO	30	2036
- LT Coletora Porto Velho / Araraquara II, in 600kv	RO/SP	30	2039
- LT São Luiz II – São Luiz III, in 239 kv	MA/CE	30	2040
- LT Ceará-Mirim II – João Câmara III, in 500kv / LT Ceará-Mirim II – Campina Grande III, in 500kv/ LT Ceará-Mirim II – Extremoz II, in 230kv / LT Campina Grande III – Campina Grande II, in 230kv.	RN/PB	30	2041
- LT Luiz Gonzaga – Garanhuns, in 500kv / LT Garanhuns – Campina Grande III, in 500kv / LT Garanhuns – Pau Ferro, in 500kv / LT Garanhuns – Angelim I, in 230kv.	AL/PE/PB	30	2041
- Transmission Line Camaçari IV/Pirajá (BA), in 230 kV, in simple circuit with an approximate extension of 45 km and Transmission Line Pituaçu/Pirajá (BA), in 230 kV, in simple circuit with an approximate extension of 5 km.	BA	30	2042
- Transmission Line Eunápolis/Teixeira de Freitas II, circuit 1 (BA), in 230 kV, with an approximate extension of 145 km and Substation Teixeira de Freitas II, in 230/138 kV (BA).	BA	30	2038
- Transmission Line Russas/Banabuiu C2 (CE), in 230 kV, in simple circuit with an approximate extension of 110 km; Transmission Line Touros/Ceará MirimII (RN), in 230 kV, in simple circuit with an approximate extension of 56,17 km; Transmission Line Mossoró IV/Mossoró II (RN), in 230 kV, in simple circuit with an approximate extension of 40 km; Substation Touros, in 230 kV (RN); and Substation Mossoró IV, in 230 kV (RN).	CE / RN	30	2042
- Transmission Lines Paraíso/Açu II (RN), in 230 kV, circuit 3, with an approximate extension of 123 km, Açu/Mossoró II (RN), in 230 kV, circuit 2, with an approximate extension of 69 km and João Câmara/Extremoz II (RN), in 230 kV, C1, with an approximate extension of 82 km, Substation João Câmara, in 230 kV (RN) and Substation Extremoz II, in 230 kV (RN).	RN	30	2040
- Transmission Line Paraíso/Lagoa Nova (RN), in 230 kV, in simple circuit with an approximate extension of 65 km, and Substation Lagoa Nova, in 230/69 kV (RN).	RN	30	2041
- Transmission Line Teresina II/Teresina III (PI), in 230 kV, in double circuit, with an approximate extension of 26 km, and Substation Teresina III, in 230/69 kV (PI).	PI	30	2041
- Transmission Line Camaçari IV/Sapeaçu (BA), in 500 kV, in simple circuit with an approximate extension of 105 km.	BA	30	2041
- Transmission Line Igaporã III/Pindaí II (BA), in 230 kV, in simple circuit with an approximate extension of 46 km; Transmission Line Igaporã III/Igaporã II C1 and C2 (BA), in 230 kV, in simple circuit with an approximate extension of 2 km each; Substation Igaporã III, in 500/230 kV – (6+1) x 250 MVA (BA).	BA	30	2042
- Transmission Line Jardim/Nossa Senhora do socorro (SE), in 230 kV, in double circuit, with an approximate extension of 1,3 km; Transmission Line Messias/Maceió II (AL), in 230 kV, in double circuit, with an approximate extension of 20 km; Substation Nossa Senhora do Socorro, in 230/69 kV (SE) – 300MVA; Substation Maceió II, in 230/69 kV (AL) – 400MVA.; Substation Poções II, in 230/138 kV (BA) – 200MVA.	SE / AL / BA	30	2042
- Transmission Line Morro do Chapéu/Irecê (BA), in 230 kV, in simple circuit with an approximate extension of 65 km, and Substation Morro do Chapéu, in 230/69 kV (BA).	BA	30	2041
- Transmission Line Paraíso/Açu II (RN), in 230 kV, with extension of 132.8 km.	RN	30	2037
- Transmission Line Recife II/Suape II (PE), in 500 kV, in simple circuit with an approximate extension of 44 km.	PE	30	2041
- Transmission Line Sapeaçu/Santo Antônio de Jesus (BA), in 230 kV, in simple circuit with an approximate extension of 31 km.	BA	30	2041
- Transmission Lines Sobral III/Acaraú II (CE), in 230 kV, C2, with an approximate extension of 97 km, and Substation Acaraú II, in 230 kV (CE).	CE	30	2040
- Substation Arapiraca III, in 230/69 kV (AL), and Transmission Line, in double circuit, Rio Largo II/Penedo, in 230 kV, with an approximate extension of 44 km.	AL	30	2040

Project	State	Period (years)	Expiration

- Transmission Line Eunápolis/Teixeira de Freitas II, circuit 2 (BA), in 230 kV, with an approximate extension of 152 km.	BA	30	2039
- Transmission Line Funil/Itapebi (BA), in 230 kV, with an approximate extension of 223 km.	BA	30	2037
- Transmission Line Ibicoara/Brumado (BA), in 230 kV, with an approximate extension of 94.5 km.	BA	30	2037
- Transmission Lines Igaporã/Bom Jesus da Lapa II (BA), in 230 kV, C1, with an approximate extension of 115 km, and Substation Igaporã, in 230 kV (BA).	BA	30	2040
- Transmission Lines Pau Ferro/Santa Rita II (PE/PB), in 230kV, with an approximate extension of 85 km .	PE / PB	30	2039
- Substation Camaçari IV in 500 kV(BA)	BA	30	2040
- Substation Ibiapina, in 230/69 kV (CE).	CE	30	2041
- Substation Mirueira II, in 230/69 kV (PE) – 300MVA and Substation Jaboatão II, in 230/69 kV (PE) – 300MVA.	PE	30	2042
- Substation Suape II in 500 kV(PE)	PE	30	2039
- Transmission Line Jardim/Penedo (SE/AL), in 230 kV, with an approximate extension of 110 km.	SE / AL	30	2038
- Transmission Line Milagres/Coremas (CE/PB), in 230 kV, with extension of 119.8 km.	CE / PB	30	2035
- Transmission Line Picos/Tauá (PI/CE), in 230 kV, with an approximate extension of 183 km.	PI / CE	30	2037
- Transmission Line Pirapama/Suape III, with extension of 41.8 km; and Substation Suape III, in 230/69 kv (PE)	PE	30	2039
- Transmission Lines and Paulo Afonso III/Zebu (AL), in 230kV, with extension of 10.8 km	BA / AL	30	2039
- Substation Ibicoara in 500/230 kV(PE)	BA	30	2037
- Substation Pólo, in 230/69 kV (BA).	BA	30	2040
Expansion of Interconnection South-Southeast	PR/ SP	30	2031
LT 230 kV – SE Ribeiro Goncalves / SE Balsas	PI / MA	30	2039
LT 230 kV – SE São Luis II / SE São Luis III	MA	30	2038
34 tranmission substations, 1 frequency converter and 9,838.33 Km of transmission lines in 525 kv, 230kv and 138 kv.	—	30	2042
Substation Missões in 230/69 kv	—	30	2039
SE Ivinhema 2 230/138 kV with 2x150 MVA expansion)	—	30	2044
LT 230 kV Collection Porto Velho/Porto Velho “C” 1 – 22km	RO	30	2039
LT 230 kV Collection Porto Velho/Porto Velho “C” 2 – 22km	RO	30	2039
LT 230 kV Monte Claro/Garibaldi 33,5km	RS	30	2040
LT 230 kV Presidente Médice/Santa Cruz 1 – 237.4km	RS	30	2038
LT 500 kv – LT Jorge Teixeira/ LT Lechuga, double circuit	AM	30	2040
LT 500 kV – LT Presidente Dutra-São Luis II / SE Miranda II	MA	30	2039
LT 525 kV Campos Novos/Blumenau 357.8km and Substation Biguaçu 525 Kv	SC	30	2035
LT 525 kV Campos Novos/Nova Rita 257.43 km and Módulos na SE Nova Santa Rita and SE Campos Novos	SC,RS	30	2036
LT 525 kV Ivaiporã/Cascavel D’oeste 203.4km	PR	30	2034
LT 525 kV Salto Santiago/Ivaiporã 168.[5km	PR	30	2034
LT Bom Despacho 3 – Ouro Preto 2 – 500 kV	MG	30	2039
LT collection 500/230 Kv Porto Velho/Porto Velho and two converters CA/CC/CA back to back in 400 MW	RO	30	2039
LT Macaé – Campos C3	RJ	30	2035
LT Mascarenhas – Linhares 230 kV – CS SE Linhares – 230/138 kV	ES	30	2040
LT Tijuco Preto – Itapeti – Nordeste 345 kV	SP	30	2036
LT 345 kV Furnas – Pimenta 2, 62.7kv	MG	30	2035
LT 500 kV Rio Verde Norte – Trindade (193 km) / LT 230 kV Trindade – Xavantes (37 km) / LT 230 kV Trindade – Carajás (29 km)	GO	30	2040
LT Collection Porto Velho – Araraquara 2 (2.375 km) / Rectifier Station No. 2 CA/CC, in 500/±600 kV – 3,150 MW – Inverter	RO	30	2039
Station No. 02 CC/CA, in ±600/500 kV – 2.950 MW
LT 230 kV Serra da Mesa – Niquelândia 100 km	GO	30	2039
LT 230 kV Niquelândia – Barro Alto 88 km
LT 230 kV CS Barra dos Coqueiros – Quirinópolis 52 km
LT 230 kV CD Chapadão – Jataí 256 km
LT 230 kV CS Palmeiras – Edéia 60 km
LT 138 kV CS Jataí – Mineiros 65 km
LT 138 kV CS Mineiros – Morro Vermelho 60 km
LT 138 kV CS Jataí – UTE Jataí 51 km	—	30	2039
LT 138 kV CS Jataí – UTE Perolândia
LT 138 kV CS Mineiros – UTE Água Emendada
LT 138 kV CS Morro Vermelho – Alto Taquari 31 km
LT 138 kV CS Edéia – UTE Tropical Bioenergia I 49 km

Project	State	Period (years)	Expiration

2 LT 500 kV in section of LT Campinas – Ibiúna and SE Itatiba 500/138 kV	SP	30	2039
LT 230 kV Irapé – Araçuaí 2	MG	30	2035
LT 345 kV Itutinga – Juiz de Fora	MG	30	2035
Consórcio Caldas Novas – Expansion of Substation of Usina de Corumbá 345/138 kV (150 MVA) owned by Furnas	—	30	2041
SE Niquelândia 230/69 kV	—	30	2042
LT 500 kV Barreiras II – Rio das Éguas
LT 500 kV Rio das Éguas – Luziânia	—	30	2043
LT 500 kV Luziânia – Pirapora (967 km)
LT 500 kV Marimbondo II – Assis, CS (296,5 km)	—	30	2043
LT 500 kV Brasília Leste – Luziânia – C1 and C2
LT 230 kV Brasília Geral – Brasília Sul – C3	—	30	2043
LT 345 kV Brasília Sul – Samambaia – C3 (94,5 km)
LT 500 kV Itatiba – Bateias
LT 500 kV Araraquara 2 – Itatiba	—	30	2044
LT 500 kV Araraquara 2 – Fernão days (847 km)
LT 230 kV Barro Alto – Itapaci, C2 (69 km)	—	30	2044
LT-CC ±800 kV (2.092 km) – Xingu Converter Station ±800 kV 4.000 MW and Estreito Converter Station ±800 kV 3.850 MW.	—	30	2044
LT Xavantes – Pirineus, CS, in 230 Kv	GO	30	2041
SE – Caxias 6 (330 MVA) 230/69 Kv	RS	30	2040
SE – Foz do Chapecó (100 MVA) 230/138 Kv	SC	30	2041
SE – Ijuí 2 230/69Kv	RS	30	2040
SE – Lageado Grande (83 MVA) 230/69 Kv (enlargement)	RS	30	2040
SE – Nova Petrópolis 2 (166 MVA) 230/69 Kv	RS	30	2040
SE Zona Oeste (Transformador 500/138 kV)	RJ	30	2042
Substation Natal III, in 230/69kV (RN) Transmission Line Natal II/Natal III, com 23 km	RN	30	2039
Substation Santa Rita II, in 230/69kV (PB)	PB	30	2039
Substation Zebu, in 230/69kV (AL)	AL	30	2039
LT 230Kv Campos Novos – Santa Marta	SC/RS	30	2032
LT 525kv Ivaiporã – Cascavel	PR	30	2035
LT Coletora Porto Velho (RO) – Araraquara 2 (SP), ±600 kV com 2.375 Km	RO/SP	30	2039
LT 230kv Cascavel Oeste – Umuarama	PR	30	2042
LT 525kv Curitiba – Curitiba Leste	PR	30	2042
LT 230 kv Santo Ângelo-Maçambará; LT Pinhalzinho-Foz do Chapecó, simple circuit ,C1; LT Pinhailzinho-Foz do Chapecó, simple circuit, C2.	—	30	2044
Construction of LT Collection Porto Velho – Araraguara 2, assembly and associated services.	RO/SP	—	—
LT 230 kv Nova Santa Rita – Camaquã 3; LT 230Kv Camaquã 3 – Quinta; LT 525kv Salto Santiago – Itá; LT 525kv Itá – Nova Santa Rita.	RS	30	2042
LT 525 kv Nova Santa Rita – Povo Novo; LT 525Kv Povo Novo – Marmeleiro; LT 525kv Marmeleiro – Santa Vitória do Plamar;	RS	30	2042
Section of LT 230 kv Camaquã 3.
Basic Transmission Grid	Various	30	2042
SE Nobres 230/138 kV	MG	30	2041
SE Miramar 230/69 kV	Amazonas and	30	2041
	Roraima
SE Lucas do Rio Verde 230/ 138 kV	Mato Grosso	30	2031
LT Lechuga – Jorge Teixeira, C3, 230 kV, 3x150 MVA	Amazonas	30	2043
Rectifying Station No. 01 CA/CC, 800/+- 600kV – 310Mw and Inverter Station No. 01 CC/CA +- 600/500kV – 2950MW	RO/SP	30	2039
Transmission Line Porto Velho – Abunã (RO), Rio Branco (AC), com 487 Km de extensão and 230 kV	Various	30	2039
LT 230 kV Rio Branco I – Feijó; LT 230 kV Feijó – Cruzeiro do Sul; SE 230/69 kV Feijó – (3+1R) x 10 MVA; SE 230/69 kV Cruzeiro do Sul – (6+1R) x 10 MVA	AC	30	2034
LT Coxipó-Cuiabá- Rondonópolis (MT), in 230 kV with 193 Km and SE Seccionadora Cuiabá	MT	30	2034
LT Jauru-Juba (MT) and Maggi – Nova Mutum (MT), ambas in 230 kV and with 402 km, SE Juba and SE Maggi – 230/138 kV	MT	30	2038
LT Colinas-Miracema-Gurupi-Peixe Nova Serra da Mesa 2 (TO/GO), in 500 kV with 695 Km SE Serra da mesa 2 and SE Peixe 2	TO/GO	30	2036
LT Jaurú – Cuiabá (MT), com 500 kv and com 348 Km and SE Jaurú, with 500/230 kV	MT	30	2039
LT Oriximiná/Cariri, in 500 kV, with 586 Km, SE Silves 500/138kv and SE Lechuga 500/230 kv	PA/AM	30	2038
LT Coletora Porto Velho (RO) – Araraquara 2 (SP), ±600 kV with 2,375 Km	RO/SP	30	2039
LT Porto Velho – Samuel – Ariquemes – Ji-Paraná – Pimenta Bueno – Vilhena (RO), Jaurú (MT), with 987 Km, 230 kV	RO/MT	30	2039
LT Xingu – Estreito – Pará (PA) to Minas Gerais (MG), in 800 kV with 2,093 km.	PA/MG	30	2044
LT Lechuga (AM) – Equador – Boa Vista (RR), with 500 kV and with 715 km, and SE Equador 500kv, SE Boa Vista 500/230 kv	AM/RR	30	2032

•	Energy Distribution

Concessions under Exploration System – DISTRIBUTION
Concessions/ Permits	Geographic Region	Cities served(*)	Expiration of Concession

Cia. de Eletricidade do Acre – Eletroacre	State of Acre	22	2015
Centrais Elétricas de Rondônia – Ceron	State of Rondônia	52	2015
Companhia Energétca de Alagoas – Ceal	State of Alagoas	102	2015
Companhia Energética do Piauí – Cepisa	State of Piauí	224	2015
Amazonas Energia	State of Amazonas	62	2015
Boa Vista Energia	State of Roraima	1	2015
CELG Distribuição S.A.¹	State of Goiás	237	2045

*	Not audited by independent auditors
(1)	Concession extended under the terms of the fifth amendment to the concession contract No. 63/2000 – ANEEL, executed on December 29, 2015.

2.1. Extensions of public electric power concessions

The following amounts of indemnities related to certain assets of concessions extended remained, until December 31, 2015, without approval by the concession grantor:

	12/31/2015
Description	Chesf	Eletronorte	Eletrosul	Furnas	CGTEE	Total
Generation
Modernizations and improvements	697,124	—	—	995,718	—	1,692,842
Thermal generation	—	—	—	557,409	356,937	914,346
Transmission
Basic grid – existing services (RBSE)	1,588,752	1,732,910	513,455	4,530,060	—	8,365,177

Total	2,285,876	1,732,910	513,455	6,083,187	356,937	10,972,365

	12/31/2014
Description	Chesf	Eletronorte	Eletrosul	Furnas	CGTEE	Total
Generation
Modernizations and improvements	487,822	—	—	995,718	—	1,483,540
Thermal generation	—	186,355	—	673,030	356,937	1,216,322
Transmission
Modernizations and improvements (RBNI)	289,676	—	—	552,138	—	841,814
Basic grid – existing services (RBSE)	1,187,029	1,732,910	513,455	3,977,922	—	7,411,316

Total	1,964,527	1,919,265	513,455	6,198,808	356,937	10,952,992

Until the concession grantor approves these compensation amounts, including definition on means, term to receive, and applicable compensation, these amounts will not be monetarily corrected, but kept at the historical cost.

Through Normative Resolutions 589 and 596, the National Electric Energy Agency – ANEEL, for purposes of indemnification, defined the criteria for calculating the New Replacement Value (Valor Novo de Reposição or VNR) for the existing transmission assets on May 31, 2000, which still has not been depreciated (Rede Básica do Sistema Existente – RBSE), and the criteria and procedures for calculating the share of investments linked to reversible assets, not yet amortized or depreciated, of hydroelectric plants, whose concessions were extended or not, pursuant to Law No. 12,783.

The subsidiary Eletrosul, according to ANEEL Normative Resolution number 589, of 12/10/2013, presented to ANEEL, its evaluation reports of electric power transmission assets existing on May 31, 2000 (“Evaluation Report”), for the purposes of indemnification of the so-called Existing Basic Grid System (Rede Básica do Sistema Existente or RBSE) provided for in article 15, §2 of Law No. 12,783/13, in the amounts of R$ 1,061,000. On July 14, 2015, ANEEL, by means of order No. 2,296, approved upon deliberation by the Executive Board, the value of R$ 1,007,043 related to these assets, while the book value is R$ 513,455.

On September 3, 2015, the subsidiary Eletronorte resubmitted to ANEEL the report of valuation of electricity transmission assets existing on May 31, 2000, for purposes of compensation of facilities named Basic Network Existing System – RBSE provided for under the terms in Article 15, §2 in Law No. 12,783/13, and the new claimed valued is R$ 2,926 million, while the value currently accounted for is R$ 1,733 million.

On March 6, 2015, the subsidiary Chesf submitted to ANEEL the report of valuation of electricity transmission assets existing on May 31, 2000, for purposes of compensation of facilities named RBSE and other transmission facilities – RPC, provided for under the terms in Article 15, §2 in Law 12,783/2013, in the amount of R$ 5,627,200, while the book value is R$ 1,588,752.

On May 21, 2015, the subsidiary Furnas submitted to ANEEL the report of valuation of electricity transmission assets existing on May 31, 2000, for purposes of compensation of facilities named RBSE and other transmission facilities – RPC, provided for under the terms in Article 15, §2 in Law 12,783/2013, in the amount of R$ 10,699,000. On December 15, 2015, ANEEL by means of order No. 4,042, approved upon deliberation by the Board, the amount of R$ 8,999,520 related to these assets, while the book value is R$ 4,530,060.

On October 2, 2015, the subsidiary Furnas submitted documents supporting investments linked to reversible assets, not amortized or depreciated, of hydro-electric plants Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Maribondo, and Porto Colômbia, with total installed power of 4,617 MW*, which concessions had been renewed under the terms in Law No. 12,783/2013, for purposes of the process to request additional generation compensation. The documents submitted indicate the value of R$ 1,311,900 as base value for the additional compensation, while the residual accounting value of those assets, on the same date, was R$ 995,718.

The surplus between the amounts claimed in the mentioned assessment reports on transmission assets including the applicable remuneration (compensation due to time value of the money to be received), and the book values, has not been recognized in the consolidated financial statements, because these values are subject to approval by ANEEL, and, at December 31, 2015 there is no definition regarding means, term to receive, and applicable remuneration.

Please see note 48.4 for important subsequent events relating to the amounts relating to the “Transmission” indemnitization.

On April 20, 2016, the Ministry of Mines and Energy – MME has published the Ordinance No. 120, which regulated the earning conditions of remuneration relative to the transmission assets of electric energy existent on May 31, 2000, denominated facilities of Existent System Basic Network (Rede Básica do Sistema Existente or RBSE) and other facilities of Transmission – RPC, not yet depreciated nor amortized, as established in article 15, §2, of Law 12,783/2013. (See Note 48.4)

2.2. Extension of the distribution concessions

On October 15, 2012, the Eletrobras’ distributors whose concessions expired in 2015, had the right to express interest in an extension of the concession for a further period of 30 years, which they did within the time limit set.

Decree No. 8,461, dated June 2, 2015, regulating the extension of concessions for electricity distribution and authorizing the Ministry of Mines and Energy (“MME”) to extend concessions for electricity distribution under the terms in article 7, in Law No. 12,783, dated January 11, 2013, for thirty (30) years, set forth that the following criteria should be complied with:

I.	Effective service quality, to be determined by means of indicators Equivalent Duration of Interruption with Internal Origin by Consuming Unit (“DECi”) and Equivalent Frequency of Interruption with Internal Origin by Consuming Unit (“FECi”);

II.	Financial and economic effectiveness, to be determined by means of EBITDA and level of debt, which means the concessionaire ability to comply with its financial and economic obligations in a sustainable manner;

III.	Operational and economic rationality; and

IV.	Fee model.

These criteria should be complied with using metrics for continuous improvement established by the Concession Grantor, to be detailed in the amendments to the Concession Contracts, to be executed by the distributors. On November 5, 2015, MME by means of Order No. 3/2015-SE-MME, informed that the draft of the Amendment to the Concession Contract of Public Services of Electricity Distribution, approved by ANEEL by means of Order No. 3,540, dated October 20, 2015, should be submitted to decision-making bodies of each Distributor, with annual limits set forth to meet the criteria in items I (Effective service quality) and II (Economic and financial effectiveness) in article 1 in Decree No. 8,461/2015, under the terms in Exhibit II to Technical Note No. 0335/2015-SCT-SFE-SFF-SRDSRM.

Under the terms in the Amendment, failure to comply with these goals referred to in items I and II above, for five (5) years, starting on January 1, 2016, for two (2) consecutive years, or failure to comply with any of these goals by the end of the five-year term, shall cause termination of the concession.

Equally, starting in the sixth (6th) year, the failure to comply with these goals shall characterize default and shall imply the opening of the termination process, according to the following: (i) Criterion I – Effective service quality: if there is non-compliance for three consecutive years; or (ii) Criterion II – Economic and financial effectiveness: if there is non-compliance for two consecutive years. However, in this case, the concessionaire may submit a plan to transfer the shareholding control as alternative to the termination, including the feasibility to alter the control and the benefit of this measure to adjust services provided.

The decree also establishes that concessions that are not extended or that have been subject to termination shall be subject to bids according to guidelines of the Ministry of Mines and Energy (MME). The compensation to be paid to a former concessionaire for investments on reversible assets that are not depreciated and not amortized should be calculated according to the new value of replacement -VNR and should consider the go-live of the facilities.

At the 164th General Meeting of Eletrobras, held on December 28, 2015, upon request, by the representative of the Federal Government, the matters related to the extension of concession contracts of subsidiaries was removed from the agenda of matters related to the extension of concession contracts of subsidiaries – Cepisa, Ceal, Eletroacre, Ceron, Boa Vista and Amazonas D., due to the fact that these distribution companies requested, on December 28, 2015, extension of the term to execute the respective amendment, under the terms in Provisional Measure No. 706, to be deliberated at the Extraordinary Meeting of Eletrobras to be called.

Provisional Measure No. 706, dated December 28, 2015, amended the text of the paragraph two of article 11 in Law No. 12,783/2012, setting forth that the concessionaire should execute the amendment within 210 days, from the calling by the Concession Grantor.

The distribution concessions for these companies part of the Eletrobras group had contracts terminated in July 2015, however, in light of the terms in Law No. 8,987, dated February 13, 1995, article 42 “concessions shall remain in force for the period needed to prepare evaluations and calculations required to organize bidding processes that will grant the replacing concessions, which term shall not be less than 24 months.” (See Note 19).

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

Based on the decisions of the 165th Extraordinary Shareholders Meeting, the Company considered the IFRS 5 – Non-Current Assets Held for Sale, and estimated that at this moment these assets do not meet the criteria for classification as held for sale.

The Company will remeasure its intangible assets based on decisions of the 165th Extraordinary Shareholders Meeting and in accordance with Law 12,783 / 2013. (See Note 48.27).

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are defined below. These policies have been applied consistently in all of the periods presented, unless otherwise stated.

3.1. Basis of preparation

The preparation of consolidated financial statements requires the use of certain critical accounting estimates and, also, the exercise of judgment on the part of the directors of the Company, in the process of applying the accounting policies of the Eletrobras System. Those transactions, disclosures or balances that require a higher level of judgment, which have greater complexity and for which assumptions and estimates are significant, are disclosed in Note 4.

The consolidated financial statements have been prepared on the basis of historical cost, except for the following items: i) financial instruments that are measured by their fair value, such as investments; ii) financial instruments that are measured by the fair value at result, such as securities and derivatives; iii) and some assets linked to concessions that were measured by the new replacement value – VNR (generating and transmission companies) or by Regulatory Remuneration Base – BRR (distributors) (see note 44). The historical cost is usually based on the fair value of considerations on the date of the transactions.

These consolidated financial statements are presented in Reais, which is the functional currency of the Company and its subsidiaries, associated companies and jointly-controlled companies. All financial information presented in Reais were rounded to thousands, except when otherwise indicated.

(a) Consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements are not equivalent to the statutory financial statement of the Company as issued under the requirements of the Brazilian jurisdiction. Also, because the date of authorization for issue of these consolidated financial statements is different from the date when the consolidated financial statements were issued in Brazil, there are differences due to adjusting events after the reporting period, under IAS 10 – Events after the Reporting Period

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments and other profit distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare parent company and consolidated statutory financial statements in accordance accounting practices adopted in Brazil and with IFRS, filed in the Brazilian Exchange Commission (Comissão de Valores Mobiliários – CVM) and prepared, approved and filed in the CVM until three months after the year end to comply with the Brazilian Corporate Law.

(b) Changes in accounting policies and disclosures

(b.1) Changes to IFRs and new interpretations with mandatory application starting in this fiscal year without significant effects on the consolidated financial statements

In this fiscal year, the Company has applied the applicable amendments and new interpretations of IFRSs issued by IASB that come into effect for accounting periods starting on January 1, 2015. These amendments and annual improvements had no relevant effects on the consolidated financial statements.

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

IFRS 11 – the amendment requires that the purchaser of a participation in a joint operation constitute a business, as defined in IFRS 3, applying the principles of IFRS 3, except for those that conflict with IFRS 11. A joint business also requires disclosure of relevant information required under IFRS 3 and other business combination rules.

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

IFRS 10 and IAS 28 Revision – clarifies that in a transaction between an investor and associate or joint venture, the recognition of gain or loss depends on whether the goods sold or contributed constitute a business. The Management of the Company believes that application of these changes to IFRS 10 and IAS 28 may have impact on the consolidated financial statements in the future, should there be such transactions.

IAS 1 Revision – Clarifications concerning the judgment process of disclosures in the Financial Statements. Changes to IAS 1 offer guidelines regarding application of the concept of materiality in practical terms.

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

Changes to IAS 19 clarify that the rate used to discount post-retirement benefits obligations must be determined based on market return by the end of the reporting period regarding high-quality corporate bonds. The evaluation of the market size for high-quality corporate bonds should be at the currency level (that is, the same currency used to pay the benefits). For currencies that do not have high liquidity market for such high-quality corporate bonds, the basis should be market return on governmental bonds denominated in that currency by the end of the reporting period.

The Management of the Company does not believe that application of these changes should have a relevant effect on the consolidated financial statement of Eletrobras.

Applicable on or from January 1, 2018

IFRS 15 – Revenue Recognition (new pronouncement) – specifies how and when recognition of revenue from contracts with clients will be done as well as requires that the entity provide users of financial statements more informative and relevant information.

IFRS 9 – Financial Instruments – its objective is to replace IAS 39 – Financial Instruments – Recognition and Measurement, and to establish principles for disclosure of financial assets and liabilities, as well as to add a new model for impairment and changes limited to classification and measurement requirements while introducing an evaluation criterion of “fair value recognized in other comprehensive income” for some simple debt instruments.

The Company is proceeding with its analysis of the impacts of these new pronouncements in its consolidated statements.

Applicable on or from January 1, 2019:

IFRS 16 – Leasing (new pronouncement) – the purpose is to introduce requirements for recognition, measurement, presentation, and disclosure of leasing. The pronouncement offers a unique accounting model for leases, requiring that the lessee recognizes assets and liabilities for all lease agreements, unless when the contract term is less than 12 months or the value of the asset object of the lease is low. For lessors, there are no substantial changes, and they should continue to classify lease agreements as operating or financial, as defined in IAS 17.

The Company is proceeding with its analysis of the impacts of these new pronouncements or changes in its consolidated statements.

3.2. Basis of consolidation and investments in subsidiaries

The following accounting policies are applied in the preparation of the consolidated financial statements, which include equity investments of the Company and its subsidiaries.

In the consolidated financial statements the financial information of the subsidiaries and of the jointly controlled and associated projects are recognized through the equity method and are initially recognized by their cost value and then adjusted for purposed of recognition of the Company in profit or loss and other comprehensive income of the associate.

When necessary, the financial statements of the jointly controlled and associated subsidiaries are adjusted to conform to the accounting policies adopted by the Company.

The subsidiaries, jointly controlled and associates are essentially domiciled in Brazil.

(a) Subsidiaries

Subsidiaries are all entities in which the Eletrobras system holds control. The Eletrobras system controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the capacity to interfere in these returns because of the power it exercises over the entity. The subsidiaries are fully consolidated from the date on which control is transferred to the Eletrobras system. The consolidation is interrupted from the date on which the Electrobras system ceases to have control.

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

d) Highlighting of the minority non-controlling shareholder interest in shareholders’ equity and in the consolidated statement of profit and loss of the investee companies.

The Company uses the criteria of full consolidation, as described in the table below. Participation is given on the total capital of the subsidiary.

	12/31/2015		12/31/2014
	Equity		Equity
Subsidiaries	Direct	Indirect	Direct	Indirect

Amazonas Energia	100%	—	100%	—
Boa Vista Energia	100%	—	100%	—
Ceal	100%	—	100%	—
CELG- D(1)	51%	—	51%	—
Cepisa	100%	—	100%	—
Ceron	100%	—	100%	—
CGTEE	100%	—	100%	—
Chesf	100%	—	100%	—
Eletroacre	94%	—	94%	—
Eletronorte	99%	—	99%	—
Eletronuclear	100%	—	100%	—
Eletropar	84%	—	84%	—
Eletrosul	100%	—	100%	—
Furnas	100%	—	100%	—
Chuí IX	—	99.99%	—	99.99%
Coxilha Seca	—	99.99%	—	99.99%
Hermenegildo I	—	99.99%	—	99.99%
Hermenegildo II	—	99.99%	—	99.99%
Hermenegildo III	—	99.99%	—	99.99%
Linha Verde Transmissora	—	100%	—	100%
Uirapuru	—	75%	—	75%
Energia dos Ventos V(²)	—	99.99%	—	—
Energia dos Ventos VI(²)	—	99.99%	—	—
Energia dos Ventos VII(²)	—	99.99%	—	—
Energia dos Ventos VIII(²)	—	99.99%	—	—
Energia dos Ventos IX(²)	—	99.99%	—	—
Extremoz Transmissora do Nordeste S/A(³)	—	100.00%	—	—
Complexo Eólico Pindaí I
Acauã Energia S.A.	—	99.93%	—	99.93%
Angical 2 Energia S.A.	—	99.96%	—	99.96%
Arapapá Energia S.A.	—	99.90%	—	99.90%
Caititu 2 Energia S.A.	—	99.96%	—	99.96%
Caititu 3 Energia S.A.	—	99.96%	—	99.96%
Carcará Energia S.A.	—	99.96%	—	99.96%
Corrupião 3 Energia S.A.	—	99.96%	—	99.96%
Teiú 2 Energia S.A.	—	99.95%	—	99.95%
Complexo Eólico Pindaí II
Coqueirinho 2 Energia S.A.	—	99.98%	—	99.98%
Papagaio Energia S.A.	—	99.96%	—	99.96%
Complexo Eólico Pindaí III
Tamanduá Mirim 2 Energia S/A(³)	—	83.01%	—	—

(1)	Subsidiary classified as non-current asset held for sale (see Note 43)
(2)	Acquisition of equity in 2015 by Subsidiary Furnas
(3)	Acquisition of equity in 2015 by Subsidiary CHESF

The consolidated financial statements include the balances and transactions of exclusive funds whose only shareholders are the Company and its subsidiaries, composed of public, private securities and debentures of companies with a low credit rating and high paper liquidity.

(a.1) Changes in Group equity in existing subsidiaries

Changes in Company equity in subsidiaries that do not result in loss of Group shareholding control over the subsidiaries are recorded in financial statements as capital transactions. Accounting balances of Company equity and non-controlling shareholders are adjusted to reflect changes in the respective equity held on subsidiaries. The difference between the value under which non-controlling shareholders’ equity in subsidiaries are adjusted and the fair value of compensation paid or received is recorded directly in shareholders’ equity and attributed to Company shareholders.

When the Company loses the shareholding control on a subsidiary, the gain or loss is recognized in the financial statements and is calculated according to the difference between: (i) the sum of fair value of compensation received and the fair value of the residual equity; and (ii) the previous balance of assets (including goodwill) and liabilities of the subsidiary and non-controlling equity, if any. All values recognized before in “Other comprehensive income” related to the subsidiary are accounted for as if the Company had sold directly the corresponding assets or liabilities of the subsidiary (that is, reclassified as income nor transferred to another item in the shareholders’ equity, as required or permitted by applicable IFRS). The fair value of any investment held in the former subsidiary on the date when shareholding control is lost shall be recorded at fair value in the initial recognition to be accounted for subsequently under the terms in IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost in the initial recognition of an investment in an associate or joint venture.

(b) Investments in associates

Associates are all entities over which the Company has significant influence, and that are not configured as a subsidiary or a jointly-controlled subsidiary.

Any amount that exceeds the cost of the acquisition over the Company’s participation of the Company in the identifiable net fair value of assets, liabilities and contingent liabilities of the associate on the date of acquisition is recognized as goodwill. The premium is added to the book value of the investment. Any amount of the Company’s participation in the net fair value of assets, liabilities and contingent liabilities identifiable that exceeds the cost of acquisition, after revaluation, is recognized immediately in income.

When the portion of the Company exceeds the participation in that associate in prejudice to it (including any long-term participation which, in essence, is included in the net investment in the associate), the Company ceases to recognize its participation in additional losses. The additional losses are recognized only if the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

(c) Joint ventures

A joint venture is a contractual agreement by which the Company and other parties exercise an economic activity subject to joint control, a situation in which decisions on financial and strategic operating policies related to joint venture activities require approval from all the parties that share control.

When a subsidiary of the Company directly exercises its activities by means of a joint venture, the Company’s participation in jointly controlled assets and any liabilities incurred jointly with the other controllers is recognized in the financial statements of the respective subsidiary and classified according to its type. Costs and liabilities incurred jointly in relation to participations in jointly controlled assets are recorded in accrual-based accounting. Any gains from the sale or use of the Company’s participation in the income from jointly controlled assets and its share in any expenses incurred by the joint venture are recognized when it is likely that the economic benefits associated to the transactions will be transferred to/from the Company, and its value can be reliably measured.

3.3. Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of high liquidity with original maturities of up to three months and with insignificant risk of change in value.

3.4. Accounts receivables and allowance for doubtful accounts

The accounts receivable from customers (consumers and resellers) are composed of credits from the provision and supply of electric energy, invoiced and not invoiced, the former by an estimate, including those resulting from energy transacted within the framework of the Chamber for Commercialization of Electric Energy (Conta de Comercialização de Energia Elétrica or CCEE), accounting for based on accrual accounting and are recognized initially at fair value and subsequently measured at amortized cost less an allowance for doubtful accounts(see also Note 4.VIII).

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

3.5. Fuel Consumption Account – CCC

Per the terms of Law No. 8,631 of March 4, 1993, the Company administers the values relating to collections made by dealers of the public electric energy service, for credit in the Fuel Consumption Account – CCC, corresponding to annual quotas intended for expenditures for fuels for electric power generation. The values recorded in the current assets, offsetting current liabilities, correspond to the availability of resources, maintained in a connected bank account, and to quotas not paid by concessionaires. The values recorded in the assets are corrected by the profitability of application and represent a restricted account, and may not be used for other purposes.

Operations with the CCC do not affect the consolidated income or loss for the financial year of the Company.

3.6. Guarantees and Restricted Deposits

The amounts recorded are intended for legal and/or contractual services. They are valued at acquisition cost plus interest and monetary correction based on legal provisions and adjusted by the provision for loss on realization, when applicable. Their redemption is conditional on completion of the legal procedures to which these deposits are linked.

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

The materials in warehouse inventory and fuel – CCC are classified as current assets and is recorded at the average cost of acquisition, which does not exceed market value.

3.8. Nuclear fuel inventory

Composed of the uranium concentrate in stock, the corresponding services and nuclear fuel elements used in the thermonuclear power plants Angra I and Angra II, and these are recorded at acquisition cost.

In its initial stages of formation, the uranium ore and the services needed for its manufacture are purchased, and classified for accounting purposes under non-current assets – realizable in long-term, presented under the heading of Nuclear Fuel Inventory. After the manufacturing process is completed, the portion concerning the forecast of consumption for the 12 months following is classified under current assets.

The consumption of nuclear fuel elements is appropriated to the income for the year in a proportional manner, considering the monthly energy effectively generated in relation to the total energy scheduled for each fuel element. Inventories and evaluations of used nuclear fuel elements which pass through the process of generating electricity and are stored in the used fuel storage tank are periodically conducted.

3.9. Fixed Assets

Fixed assets are measured by the historical cost deducted from accumulated depreciation and any accumulated impairment losses. The historical cost includes expenses directly attributable to the acquisition of the assets, and also includes, in the case of qualifying assets, the borrowing costs capitalized in accordance with the accounting policy of the Company. Such fixed assets are classified under the appropriate fixed asset categories when completed and ready for their intended use. The depreciation of these assets starts when they are ready for intended use on the same basis of other fixed assets.

Depreciation is recognized on the basis of the estimated useful life of each asset on the linear method, so that the value of the cost less its residual value after its useful life is fully written-off (except for land and construction in progress). The Company considers that the estimated useful life of each asset is similar to depreciation rates determined by the ANEEL, which are considered by the market as acceptable to express adequately the time of the useful life of the assets. Additionally, in connection with the Company’s understanding concerning the current regulatory framework of concessions, including Law 12,783/2013, the indemnification at the end of the concession was considered based on the lowest value between the VNR or the net book value, with this factor being considered in the measurement of fixed asset (See details in Note 17).

Assets held through financial commercial leasing are depreciated over the expected useful life in the same manner as the assets themselves or over a lesser period, if applicable, in accordance with terms of the lease in question.

An item of fixed assets is written off after disposal or when there are no future economic benefits arising from the continued use of the asset. Any gains or losses on the sale or write-down of a fixed assets item are determined as the difference between the amounts received in the sale and the book value of the asset and are recognized in income or loss for the financial year.

Please see note 4.XI for the effects of the Independent Investigation (as defined in that note), on the fixed assets of the Company.

3.9.1. Borrowing costs

Interest and where appropriate exchange variation for each month incurred in relation to loans and financing are added to the acquisition cost for the fixed asset in formation, considering the following criteria for capitalization:

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

Gains on investments, arising from the temporary application of the resources obtained with specific loans and financing still not expenses with the qualifiable asset are deducted from loans and financing costs eligible for capitalization, when the effect is material.

All other costs for loans and financing are recognized in the income or loss for the financial year in which they are incurred.

3.10. Concession contracts

The Company has concession contracts in the segments of generation, transmission and distribution of electricity, signed with the concession grantor (Brazilian federal government) for periods ranging between 20 years and 35 years, being all contracts, by segment, very similar in terms of rights and obligations of the concessionaire and the power grantor. The time periods of the principal concessions are described in Note 2.

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

I – Tariff System

a)	The tariff system of electrical distribution is controlled by the ANEEL and these rates are adjusted annually and reviewed every four years, on the basis of the maintenance of the economic-financial balance of the concessionaire, taking into consideration the prudent investments made and the structure of costs and expenses of the Company of reference. Charges for services occurs directly to users, based on the volume of energy consumed and the rate authorized (See Note 18).

b)	The tariff system for electric power transmission is regulated by the ANEEL and periodic revisions are carried out, being established a Permitted Annual Income – RAP, updated annually by an index of inflation and, subject to periodic revisions to cover new investments and possible aspects of economic-financial balance of the concession contracts. We emphasize that this tariff system was changed beginning with the renewal of concessions affected directly by Law No. 12,783/2013.

c)	The tariff system of generation was, in general, based on a regulated tariff until 2004 and thereafter, in connection with the changes in the regulation of the sector, has changed from tariff basis for a price system, and the electricity generators can have the freedom to participate in auctions of electric energy intended for the regulated market. There is in this case a base price, being the final price determined through competition among participants in the auction. Additionally, the electric power generators can make bilateral contracts of sale with consumers who fit into the category of free consumers (definition based on power demanded in MW). We emphasize that this tariff system was changed beginning with the renewal of concessions affected directly by Law No. 12,783/2013.

II – Transmission and Distribution Concessions

The concession contracts regulate the exploitation of public services of distribution and transmission of electrical energy by the Company, where:

1) Electric power distribution

a) The contract establishes what services the operator must provide and to whom (consumer class) the services must be provided;

b) the contract establishes performance standards for public service provision, with respect to the maintenance and improvement of quality of service to consumers, and the dealer has an obligation, on delivery of the concession, to return the infrastructure under the same conditions under which it is received at the signature of those contracts. To comply with these obligations, ongoing investments are carried out throughout the term of the lease. Therefore, the assets connected with the concession can be replaced, several times, until the end of the concession;

c) At the end of the concession, the assets connected with the infrastructure must be reverted to the power grantor upon payment of compensation determined by the depreciated Regulatory Remuneration Base-BRR.

2) Electric power transmission

a) The price (tariff) is regulated and called the Permitted Annual Income (RAP). The electric power transmitting agency cannot negotiate prices with users. For some contracts, the RAP is fixed and updated monetarily by the price index once a year. For other contracts, the RAP is updated monetarily by the price index once a year and revised every five years. Generally, the RAP of any electric power transmission company is subject to annual review due to the increase of the asset and operating expenses resulting from modifications, replacements and expansions of facilities. The tariff levels (RAP) were changed beginning with the renewal of concessions affected directly by Law No. 12,783/2013.

b) The assets are reversible at the end of the concession, with the right to receive compensation (cash) of the concession grantor on investments not yet amortized, determined by the new replacement value – VNR. There are still active concessions renewed pending approval by the ANEEL, and, consequently, pending compensation.

II. 1 – Application of IFRIC 12 – Service concession contracts, applicable to contracts of public-private concession contracts in which the public entity:

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

In accordance with IFRIC 12, the concession infrastructures in the context of the standard are not recognized by the concessionaire as fixed assets, since it is considered that the operator has no control over these assets to be recognized in accordance with one of the following accounting models, depending on the type of operator remuneration commitment assumed by the concession grantor under the contract:

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

This model is applicable when the concessionaire under the concession, is remunerated depending on the degree of utilization of the infrastructures (credit and demand risk) in relation to the concession and results in the recording of an intangible asset.

3)	Mixed Model

This model applies when the award includes remuneration commitments simultaneously guaranteed by the concession grantor and remuneration commitments dependent on the level of use of infrastructures of the concession.

Based on the characteristics established in the concession contracts of the electric power distribution company and its subsidiaries and the requirements of the norm, the following assets are recognized in relation to the electrical distribution business:

a)	Estimated portion of the investments and not amortized or depreciated until the end of the lease is classified as a financial asset to be an unconditional right to receive cash or another financial asset directly from the granting authority; and

b)	The remaining portion to determine the financial asset (residual value) will be classified as an intangible asset by virtue of its recovery being subject to public service use, in this case, energy consumption by consumers.

The infrastructure received or constructed from the distribution activity is recovered through two cash flows, namely:

a)	Partly through energy consumption made by consumers (issuance of the monthly invoices from the measurement of energy and power consumed/sold) during the period of the concession; and

b)	Partly as compensation of reversible assets at the end of the term of the concession, this being received directly from government authorities or to whomever this task was delegated.

This compensation will be performed based on the investment installments connected with the reversible assets, not yet amortized or depreciated, that have been made with the objective of guaranteeing the continuity and timeliness of service provided.

The concessions of electric power distribution of its subsidiaries are free of charge. In this manner, there are no fixed financial obligations and payments to be made to the power grantor.

For the activity of electric power transmission the Permitted Annual Income – RAP is received from companies that use their infrastructure through a usage tariff for the transmission system (TUST). This tariff results from the apportionment among users of transmission of some specific values; (i) the RAP of all transmission companies; (II) the services provided by the National System Operator – ONS; and (iii) the regulatory charges.

The granting authority delegated to generators, distributors, consumers, exporters and importers the monthly payment of the RAP, which is guaranteed by the broadcasting regulatory framework, constitutes unconditional contractual right to receive cash or another financial asset, and therefore the credit risk is low.

Considering that the Company is exposed to credit and demand risks and that the income is earned based on the availability of transmission line, the whole infrastructure was recorded as a financial asset.

This financial asset includes furthermore the compensation that will be made based on the investment installments connected with the reversible assets, not yet amortized or depreciated, that have been made with the objective of guaranteeing the continuity and timeliness of service provided.

III. Generation Concessions

a)	Hydroelectric and thermal generation – the concessions, not directly affected by Law No. 2,013/12,783 are within the scope of IFRIC 12, bearing in mind that the characteristics of price and not of regulated tariff. From January 1, 2013, the concessions affected directly by Law No. 12,783/2013, until then outside the scope of IFRIC 12, become part of the scope of these regulations, considering the change in price system, becoming a regulated tariff for these concessions, along the lines already applied to distribution concessions until then.

b)	Nuclear generation – Has a defined tariff system, but differs from other generation contracts, due to being an authorization and not a concession. There is no defined period for the end of the authorization as well as the characteristics of significant control of assets by the grantor at the end of the authorization period.

IV. Itaipu Binacional

a) Itaipu Binacional is governed by a Binational Treaty of 1973 in which tariff conditions were established, and the basis of formation of the tariff is determined exclusively to cover expenses and debt service of this Company;

b) the tariff basis and terms of commercialization will be in effect until 2023, which corresponds to a significant part of the useful life of the plant, when the tariff basis and the terms of commercialization must be revised.

c) Itaipu’s tariff basis was established preponderantly in order to permit the payment of debt service, which has final maturity in 2023, and to maintain their operating and maintenance expenses;

d) The commercialization of Itaipu energy was subrogated to the Company, originating from previously signed contracts with the distributors in which the payment conditions were previously defined.

e) Through Law No. 10,438 of April 26, 2002 the purchasing and transfer commitments were subrogated to the Company for distribution of electricity services of Itaipu Binacional signed up to then by Furnas and Eletrosul, subsidiaries of the Company, with the electric power distribution concessionaires. Debts from energy commercialization of Itaipu Binacional were renegotiated with the Company giving rise to financing agreements. Such contracts were initially recorded at fair value and subsequently measured by the amortized cost, using the effective interest method.

f) The terms of the agreement guarantee the reimbursement the Company even in cases of absence of power generation capacity or operational problems with the plant. Thus, the Company acts substantially as marketing agent of electric power for Itaipu.

V. Financial asset – Public Service Concessions.

The Company recognizes a credit receivable from the power grantor (or form whomever the power grantor has granted it) when it has unconditional right to receive cash at the end of the concession in relation to compensation for investments made by distributors, electric power generators and transmitters, and not recovered through the provision of concession-related services. These financial assets are recorded at present value and are calculated based on the estimated portion of the investments and not amortized or depreciated until the end of the concession. The distribution assets are remunerated on the basis of the regulatory remuneration Weighted Average Cost of Capital -WACC (cost of capital), with this factor being included in the tariff base and the generation and transmission are remunerated on the basis of the internal rate of return of the project. In the case of generation, only the assets linked to concessions directly affected by Law No. 12,783/2013 and formed beginning with the mentioned Law, are considered financial assets that will be remunerated in the same forms as the transmitters, since the acquisition of such assets is approved by the MME and the ANEEL.

These accounts receivable are classified between current and non-current considering the expectation of receipt of these values, based on the date of closure of the concessions.

3.11. Intangible assets

The Company recognizes as an intangible asset the right to charge users for the services provided for distribution of electricity (for generation of the Amazonas Energia infrastructure, which has an exclusive connection with the distribution activity of this Company, and is also classified as intangible). The intangible asset is determined as being the residual value of construction income earned for the construction or acquisition of infrastructure held by the Company and the value of the financial asset in relation to the unconditional right to receive cash at the end of the grant as compensation.

The asset is presented net of accrued amortization and of losses due to the reduction in recoverable value (impairment), when applicable.

The amortization of intangible assets reflects the pattern in which the future economic benefits are expected to be consumed by the Company, or the end of the concession period, or whichever occurs first. The consumption pattern of assets is related to their economic useful life, considering that the assets constructed by the Company are part of the basis of calculation for measuring the tariff for concession services.

The amortization of the intangible asset begins when it is available for use, at its location and in the necessary condition for it to be able to operate in the manner intended by the Company. Depreciation ceases when the asset has been fully consumed or written down, or is no longer integrated in the calculation base of the tariff for concession services, whichever occurs first.

The Company performs annually recoverability of assets test using the present value method of the future cash flows generated by the asset, considering that there is no active market for the assets connected with the concession. (See Note 20).

Intangible assets comprise basically the usage rights of the concession, but also include goodwill on acquisition of investments and specific expenses associated with the acquisition of rights, plus the respective costs of deployment, when applicable.

Intangible assets with defined useful lives, purchased separately, are recorded at cost, deducting amortization and losses due to the reduction in the accrued recoverable value. Amortization is recognized linearly based on the estimated useful life of the assets. The estimated useful life and the depreciation method are reviewed at the end of each financial year and the effect of any changes in the estimate is accounted for prospectively.

Intangible assets with indefinite useful lives, purchased separately, are recorded at cost, deducting amortization and losses due to the reduction in the accrued recoverable value.

3.11.1. Concessions for Valuable Consideration (Use of Public Asset – UBP)

The Company and certain subsidiaries have contracts for concessions for valuable consideration with the Government for the use of public assets for the generation of electric power in certain plants.

The values identified in the contracts are the future prices and, therefore, the Company and those subsidiaries have adjusted these contracts to the present value based on the discount rate determined on the date of the obligation.

The update of the obligation in relation to the discount rate and monetary variation, defined in the concession agreement is capitalized in the asset, during the construction of the power plants and from the date of entry into commercial operation, it is recognized directly in the income.

These assets are recorded in intangible assets offsetting the noncurrent liabilities.

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

3.12. Recognition of the receivables and the Parcel A obligations and other financial components

On November 25, 2014, the ANEEL decided to add the concession contracts and permits, of the electricity distribution companies in Brazil, in order to eliminate any uncertainty, until then existing, with regard to the recognition and realization of time differences, whose values are passed annually on to the tariff for electrical energy distribution – Parcel A (CVA) and other financial components. Pursuant to the addendum issued by the ANEEL, the regulatory body guarantees that the CVA values and other financial components will be incorporated in the calculation of compensation, at the end of the concession.

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

The effects of the addendum to the concession agreement and permission are not the nature of the accounting policy change, but, indeed, of a new situation and, consequently, their application was prospective. Therefore, the record of the amounts receivable (obligations) was effected in asset (or financial liability) accounts, where appropriate, in contrast to the income or loss for the financial year (income from sale of goods and services).

3.13. Impairment of non-financial assets, excluding goodwill

At the end of each financial year, the Company assesses whether there is any indication that their non-financial assets have suffered any impairment losses. If any such indication exists, the recoverable amount of the asset is estimated in order to measure the amount of that loss. For purposes of the impairment test of non-financial assets, excluding goodwill, assets are grouped at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets, the cash-generating unit. When it is not possible to estimate the recoverable amount of an asset individually, the Company calculates the recoverable amount of the cash-generating unit to which the asset belongs.

When a reasonable and consistent allocation basis can be identified, the corporate assets are also allocated to the individual cash-generating units or to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

In assessing the usage value, estimated future cash flows are discounted to present value at a discount rate that reflects current market assessment: the time value of the currency and the risks specific to the asset for which the future cash flow estimation was performed.

If the recoverable value of an asset (or cash-generating unit) calculated is less than its book amount, the book value of the asset (or cash-generating unit) is reduced to its recoverable value. The impairment loss is recognized immediately in statement of profit and loss.

When the impairment loss is subsequently reversed, an increase in the book value of the asset (or cash-generating unit) occurs, in relation to the revised estimate of its recoverable value. This increase may not exceed the book value that would have been determined if no impairment loss had been recognized for the asset (or cash-generating unit) in previous fiscal years. The reversal of the impairment loss is recognized immediately in statement of profit and loss.

3.14. Goodwill

The goodwill arising from a business combination is stated at cost on the date of the business combination, net of accumulated loss in recoverable value, if applicable.

For the purpose of impairment test, the goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that will benefit from the synergies of the combination.

Considering that the investment operations of the Company are linked to operations that have concession contracts, the goodwill arising from the acquisition of such entities represents the entitlement right of concession with defined useful life, being recognized as an intangible asset of the concession, and the depreciation made in accordance with the period of the concession.

3.15. Non-current assets held for sale

Non-current assets and groups of assets are classified as held for sale should their accounting value be recovered mainly by means of a sale transaction and not by continuous use. This condition is met only when the asset (or group of assets) is available for immediate sale in their current status, subject only to usual terms for the sale of such asset (or group of assets), and its sale is deemed as highly probable. The Management must be committed with the sale, which is expected to be considered, upon recognition, as concluded sale within a year from the date of classification.

When the Company is committed with a sales plan that involves the loss of control of a subsidiary, when criteria in the above paragraph are met, all assets and liabilities held by this subsidiary are classified as held for sale in the consolidated financial statements, even when after the sale the Company still holds some equity in the company.

Non-current assets (or group of assets) classified as held for sale are measured by the lower value between the accounting value previously recorded and the fair value less cost of sale. Assets and liabilities related are presented separately at the balance sheet.

3.16. Business combinations

In the consolidated financial statements, business acquisitions are accounted for by the acquisition method. The consideration transferred in the business combination is measured at fair value. This fair value is calculated by the sum of the fair values of the assets transferred to the Company and of the liabilities entered into by the Company, at the date of purchase, with the old controllers of the purchased company and the shares issued by the Company in exchange for control of the purchased company. Acquisition-related costs are generally recognized in the statement of profit and loss when incurred.

At the date of acquisition, the assets acquired and liabilities assumed that are identifiable are recognized by the fair value at the date of acquisition, except for:

•	assets or deferred tax liabilities and assets and liabilities related to benefit agreements with employees, which are recognized and measured in accordance with IAS 12 – Income Taxes and IAS 19 – Employee Benefits respectively;

•	liabilities or equity instruments, related to payment arrangements based on shares of the purchased company or payment arrangements based on Group shares, concluded in substitution of payment arrangements based on shares of the purchased company that are measured in accordance with IFRS 2 – Payments Based on Shares at the date of purchase; and

•	assets (or groups for disposal) classified as held for sale in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, which are measured according to this standard.

The goodwill is measured as the excess of the sum: (1) of the consideration transferred; (2) for the value of the non-controlling shares of the purchased company and; (3) for the fair value of the shares of the purchaser previously held in the purchased company (if any) over the net values, at the date of purchase, of the assets acquired and liabilities assumed that are identifiable. If, after the valuation, the net values of the identifiable assets acquired and liabilities assumed at the date of acquisition are greater than the sum: (1) of the consideration transferred; (2) the value of the non-controlling shares in the purchased company and; (3) the fair value of the shares of the purchaser previously held in the purchased company (if any), the excess is recognized immediately in income as a gain.

The non-controlling shares, corresponding to the current holdings and which give their holders the right to a proportional share of the net assets of the entity, in the case of liquidation, may be initially measured at fair value. They may also be measured on the basis of the proportional part of the non-controlling shares in the recognized values of the identifiable net assets of the purchased company. The selection of the method of measurement is made on a transaction by transaction basis. Other types of non-controlling shares are measured at their fair value or, where applicable, as described in another IFRS.

When the consideration transferred by the Company, in a business combination, includes assets or liabilities resulting from an agreement of the contingent consideration, the contingent consideration is measured at fair value at the date of acquisition. In addition, it is included in the consideration transferred in the business combination. The variations in the fair value of contingent consideration, classified as measurement period adjustments, are adjusted retroactively, with the corresponding adjustments in the goodwill. Measurement period adjustments correspond to adjustments resulting from additional information obtained during the “measurement period” and the related facts and circumstances existing at the date of acquisition. The measurement period shall not exceed one year from the date of purchase.

Subsequent accounting for variations in the fair value of the contingent consideration, not classified as measurement period adjustments, depends on the form of classification of the contingent consideration. The contingent consideration classified as equity is not revalued on the dates of subsequent financial statements and its corresponding liquidation is accounted for in equity. The contingent consideration classified as an asset or liability is revalued on the dates of subsequent financial statements in accordance with IAS 39, or IAS 37 – Provisions, Contingent Liabilities and Contingent, as applicable, and the corresponding gain or loss is recognized in the income.

When a business merger is performed in stages, the shares previously held by the Company in the purchased company are revalued at fair value at the date of acquisition (i.e. the date on which the Company acquires the control) and the corresponding gain or loss, if any, is recognized in the income. The values of the shares in the purchased company prior to the date of acquisition, which were previously recognized in “other comprehensive income” are reclassified in the income, to the extent that such treatment is appropriate if that participation is divested.

If the initial accounting for a business combination is incomplete at the close of the period in which this combination occurred, the Company records the provisional values of the items whose accounting is incomplete. These provisional values are adjusted during the measurement period (see above), or additional assets and liabilities are recognized to reflect the new information obtained related to facts and circumstances existing at the date of acquisition which, if known, would have affected the values recognized at that date.

Business combinations that occurred up to December 31, 2008 were accounted for in accordance with CVM Instruction 247/1996. The goodwill and negative goodwill recorded on acquisitions of holdings of non-controlling shareholders after January 1, 2009, the date of initial adoption of the IFRS, are allocated entirely to the concession contract and recognized in the intangible assets.

3.17. Taxation

Expenses related to income tax and social contributions represent the sum of the current and deferred taxes. Additionally, the option of calculating taxes on the results of the Company is by the method of actual profits.

3.17.1. Current taxes

The provision for income tax (IRPJ) and social contributions (CSLL) is based on the taxable income for the year. Taxable income differs from income presented in the statement of profit and loss because it excludes taxable income or expenses deductible in other periods, in addition to deleting items that are not taxable or not deductible on a permanent basis. The provision for income tax and social contributions is calculated individually for each company based on the Company’s current rates at the end of the period.

3.17.2. Deferred taxes

The deferred income tax and social contributions are recognized at the end of each reporting period, on temporary differences between the balances of assets and liabilities recognized in the financial statements and the corresponding tax bases used in the computation of taxable income, including the balance of tax losses, when applicable. The deferred tax liabilities are generally recognized for all taxable temporary differences and deferred asset taxes are recognized on all deductible temporary differences, only when it is probable that the Company will present sufficient future taxable income in relation to which these deductible temporary differences can be utilized, considering the profitability history as well.

The recovery of the balance of deferred asset taxes is reviewed at the end of each reporting period and, when it is no longer probable that future taxable income will be available to allow the recovery of all or part of asset the balance of the asset is adjusted by the amount which is expected to be recovered.

Deferred asset and liability taxes are measured by the tax rates applicable in the period in which the liability is expected to be settled or the asset is realized, based on tax rates provided for by the legislation in effect at the end of each reporting period, or when new legislation has been substantially approved. The measurement of deferred tax on liabilities and assets reflects the tax consequences that would result in the manner which the Company expects, at the end of each reporting period, to recover or liquidate the book value of these assets and liabilities.

The current and deferred taxes are recognized in the income, except when they correspond to items recorded in other comprehensive income, or directly in equity, in which case the current and deferred taxes are also recognized in other comprehensive income or directly in net equity, respectively. When the current and deferred taxes originate from the initial accounting for a business combination, the tax effect is considered in the accounting of the business combination.

3.18. Financial instruments

Assets and financial liabilities are recognized when an entity of the Company is a party to the contractual provisions of the instrument.

Assets and financial liabilities are initially measured at fair value.

Transaction costs directly attributable to the acquisition or issue of financial assets and liabilities (except for financial assets and liabilities recognized at fair value in the income) are added or deducted from the fair value of the assets or financial liabilities, if applicable, after the initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through income or loss are recognized immediately in income.

3.18.1. Financial assets

Financial assets are classified into the following specific categories: financial assets at fair value through income or loss, investments held to maturity, financial assets available for sale and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined on the date of initial recognition.

1)	Financial assets at fair value through income or loss

A financial asset is classified as held for negotiation if:

(a)	It is purchased primarily to be sold in the short term; or

(b)	On initial recognition is part of a portfolio of identified financial instruments that the Eletrobras system manages as a group and has a recent actual pattern of short-term income taking; or

(c)	It is a derivative that has been designated as an effective hedge instrument.

A financial asset held for negotiation, in addition, can be designated at fair value through income or loss on initial recognition if:

(a)	Such a designation eliminates or reduces significantly an inconsistent measurement or recognition that would otherwise would arise; or

(b)	The financial asset is part of a managed group of assets or financial liabilities or both, and

(c)	Their performance is evaluated on a fair value basis, in accordance with a documented risk management strategy or investment of the Company, and when information about the grouping is provided internally on the same basis; or

(d)	It is part of a contract containing one or more embedded derivatives and IAS 39 – Financial instruments: Recognition and Measurement permits the combined contract (asset or liability) to be fully assigned to fair value through income or loss.

Financial assets are classified at fair value through income or loss when they are held for negotiation with the purpose of selling in the short term or designated by fair value through income or loss.

Financial liabilities at fair value through income or loss are shown at fair value, and gains or losses are recognized in the income. Net gains and losses recognized in the income incorporate the dividends or interest earned by the financial asset, being included under other financial income and expenses in the statement of profit and loss.

(a)	Held to maturity investments

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold to maturity. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, less any impairment losses.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade accounts receivable and others, cash and cash equivalents, accounts receivable of Parcel A and others) are initially recorded at their purchase price, which is the fair value of the price paid, including transaction expenses. After initial recognition, they are measured at amortized cost value using the effective interest method, less any impairment losses.

The interest income is recognized by applying the effective interest rate.

(a)	Financial assets available for sale

Financial assets available for sale are non-derivative financial assets that are designated as available for sale and not classified as:

1) Financial assets at fair value through income or loss

2) Investments held to maturity, or

3) Loans and receivables.

Changes in the book value of financial assets available for sale related to variations in exchange rates, income from interest calculated using the effective interest method and dividends on stock investments available for sale are recognized in income. Changes in the fair value of available for sale financial assets are recognized in Other comprehensive results. When the investment is disposed of impairment, the cumulative gain or loss previously recognized in the Other comprehensive income account is reclassified to income.

3.18.2. Impairment of non-financial assets

Financial assets, except those designated at fair value through the income or loss, are evaluated for indicators impairment indexes in the end of each reporting period. The impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset as a result of one or more events that occurred after their initial recognition, with an impact on the estimated future cash flows of that asset.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the title, below its cost, it is also evidence that the assets are deteriorated. If any evidence of this type exists for financial assets available for sale, the cumulative loss will be removed from equity and recognized in the consolidated statement of profit and loss. This cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on recoverable value, over the financial asset previously recognized in the statement of profit and loss. Impairment losses recognized in the statement of profit and loss on equity instruments are not reversed through the consolidated statement of profit and loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event that occurred after impairment loss has been recognized in statement of profit and loss, the impairment loss is reversed through an entry in income.

For certain categories of financial assets, such as accounts receivable, assets are evaluated collectively, even if they do not present evidence that they are recorded for the value greater than that recoverable, when evaluated on an individual basis. Objective evidence of impairment for a credit portfolio of receivables may include: the past experience of the Company in the collection of payments and the increase in the number of late payments, after the average period of receipt, as well as observable changes in national or local economic conditions related to non-payment of receivables.

For financial assets recorded at the amortized cost value, the amount of the impairment recorded corresponds to: the difference between the book value of the asset and the present value of the estimated future cash flows, discounted by the original effective interest rate of the financial asset.

For financial assets recorded at cost, the impairment amount corresponds to the difference between the book value of the asset and the present value of the estimated future cash flows, discounted by the current rate of return for a similar financial asset. That loss due to the reduction in the recoverable value will not be reversed in subsequent periods.

The book value of the financial asset is reduced directly by impairment loss for all financial assets with the exception of receivables, where the book value is reduced through the use of a provision. Subsequent recoveries of amounts previously provisioned are credited to the provision. Changes in the book value of the provision are recognized in the statement of profit and loss.

For financial assets recorded at amortized cost, if in a subsequent period the amount of the loss from the reduction in the recoverable value decreases and the decrease can be related objectively to an event occurring after the reduction in the recoverable value has been recognized, the previously recognized loss is reversed through income, since the book value of the investment at the date of this reversal does not exceed the amortized cost if the reduction in the impairment had not been recognized.

3.18.3. De-recognition of financial assets

The Company desrecognize a financial asset only when the contractual rights to the cash flows from the asset expire or are transferred along with the risks and benefits of ownership. If the Company does not transfer or retain substantially all the risks and rewards of ownership of the financial asset, but continue to control the transferred asset, the Company recognizes the participation retained and its liabilities on the values that it will have to pay. If retains substantially all the risks and rewards of ownership of the financial asset transferred, the Company continues to recognize this asset, in addition to a loan guaranteed by the income received.

In the derecognition of a financial asset, the difference between the book value of the asset and the sum of the consideration received and receivable and the accrued gain or loss that has been recognized in the Other comprehensive income account and accrued in equity is recognized in statement of profit and loss.

3.18.4. Financial liabilities and equity instruments

Debt and equity instruments issued by an entity of the Eletrobras system are classified as financial liabilities or equity, in accordance with the nature of the contractual agreement and the definitions of financial liabilities and equity instruments. An equity instrument is a contract that evidences a residual interest in the assets of a company after deducting all its liabilities. Equity instruments issued by the Eletrobras system are recognized when resources are received, net of direct costs of issuance.

Financial liabilities are classified as financial liabilities at fair value through income or other financial liabilities.

The other financial liabilities, which include loans and financing, suppliers, and other accounts payable are measured at amortized cost value using the effective interest method.

The effective interest method is used for calculating the amortized cost of a financial liability and to allocate its interest expense for the period. The effective interest rate is the rate that exactly discounts the estimated future cash flows (including fees and points paid or received that constitute an integral part of the effective interest rate, transaction costs and other premiums or discounts) throughout the estimated life of the financial liability or, where appropriate, for a smaller period, for the initial recognition of the net book value.

3.18.5. De-recognition of financial liabilities

The Company reduces financial liabilities only when the Company’s obligations are extinguished and cancelled or when they expire. The difference between the book value of financial liabilities written down and the consideration paid and payable is recognized in statement of profit and loss.

3.18.6. Financial guarantee contracts

A financial guarantee contract consists of contract that requires the issuer to make specified payments in order to reimburse the holder for loss incurred due to the fact the debtor specified does not make the payment on the due date, according to the initial or amended terms of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date of issuance of the guarantee. Subsequently the obligations concerning guarantees are measured by the greatest initial value less the depreciation rates recognized, and the best estimate of the value required to liquidate the guarantee.

These estimates are defined on the basis of experience with similar transactions and in the history of past losses and in the judgment of the administration of the Company. Fees received are recognized based on the straight-line method over the life of the guarantee. Any increased obligations in relation to guarantees are presented when occurring in the operating expenses (see Note 23).

3.18.7. Derivative financial instruments

The Company has derivative financial instruments to manage its exposure to interest rate and foreign exchange risks, including fixed-term exchange contracts, interest rate and currency swaps. Note 44 includes more detailed information about the derivative financial instruments.

Derivatives are initially recognized at fair value on the date of the contract, and are subsequently remeasured at fair value at the end of the financial year. Any gains or losses are recognized in income immediately, unless the derivative is designated and effective as a hedge instrument; in this case, the moment of recognition in income depends on the nature of the hedging relationship.

(See item 3.18.9)

3.18.8. Embedded derivatives

Derivatives embedded in non-derivative, principal contracts are treated as a separate derivative when their risks and characteristics are not closely related to those of the principal contracts and these are not measured at fair value through profit or loss.

3.18.9. Hedge accounting

The Company has a hedge accounting policy and and derivative financial instruments accounting designated as hedging operations, which are initially recognized at fair value on the date on which the derivative contract is taken out, being also subsequently revalued at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive, and as liabilities when the fair value is negative.

At the beginning of the hedging relationship, the Company documents the relationship between hedging instrument and the hedged item, with its objectives in risk management and its strategy to assume various hedging transactions. Additionally, at the beginning of the hedge and in an ongoing manner, the Company documents if the hedge instrument used in a hedging relationship is highly effective in offsetting changes in fair value or cash flow of the hedged item attributable to the risk of the hedge.

For the purpose of hedge accounting, the Company uses the following classifications:

(a)	Hedging at the fair value

Changes at the fair value of the derivatives are designated and classified as fair value hedges are recorded in income with any changes in the fair value of the hedged items attributable to the risk covered. Changes in the fair value of the hedging instruments and the hedged item, attributable to the risk of hedging are recognized in income.

The hedge accounting is discontinued prospectively when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or executed, or when it is no longer classified as hedge accounting. The adjustment to fair value of the hedge item, originating from the risk of hedging, is recorded in income or loss from that date.

(b)	Cash flow hedging

The effective portion of changes in the fair value of derivatives, which is designated and qualified as hedging of cash flow, is recognized in the other comprehensive income account. The gains or losses related to the part not effective are recognized immediately in income.

The values previously recognized in other comprehensive income account and accrued in equity are reclassified to the income in the financial year in which the item which is the subject of the hedge is recognized in statement of profit and loss.

Hedge accounting is discontinued when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or executed, or does not qualify any more as hedge accounting. Any gains or losses recognized in other comprehensive income and accrued in equity, as of that date, remain in equity and are recognized when the forecasted transaction is ultimately recognized in income. When nothing more is expected than the projected transaction to occur, the gains or losses accrued and deferred in equity are recognized immediately in statement of profit and loss.

The Company uses derivative financial instruments for its management of financial risks, as described in Note 44. Beginning on October 1, 2013, the Company adopted accounting procedures for hedging in conformance with the provisions of IAS 39 for the purpose of reducing the volatility in the financial statements generated by the marketing of derivative financial instruments and greater transparency of the Risk Management activities of the Company.

From the initial date, the Company has designated its hedges of interest rates as a Cash Flow Hedge, and for this reason, the effective variation of the fair value of the hedging instruments will be represented in the Other comprehensive income account. As the debt protected is recognized in the financial results, the variation of the fair value represented in Other comprehensive income of the hedge is recognized in the financial results based on the effective interest rate. Each quarter effectiveness tests are performed to assess whether the derivative instruments effectively protect and should continue to protect related debt. If during the effectiveness test there is an ineffective portion, this value is recognized immediately in the financial results.

Each hedge relationship is documented so that the debt protected is identified, the derivative, the objective, the strategy of risk management, the contractual terms are designated for Hedge Accounting and the method of measurement of prospective and retrospective effectiveness is indicated.

3.19. Post-employment benefits

3.19.1. Retirement liabilities

The Company and its subsidiaries sponsor various pension plans, which are generally funded by payments to these pension funds, determined by periodic actuarial calculations. The Company has defined benefit plans and also defined and variable contribution plans. In defined contribution plans, the Company makes fixed contributions into a separate entity. Additionally, it does not have any legal obligations to make contributions, if the fund does not have sufficient assets to pay all employees the benefits relating to the services provided in the current and previous periods tied to this kind of plan. A defined benefit plan is different from a defined contribution plan, since, in these defined benefit plans, a retirement benefit amount that an employee will receive on retirement is established, usually dependent on one or more factors such as age, length of service and remuneration. In this type of plan, the Company has an obligation to honor the commitment, if the fund does not have sufficient assets to pay all employees the benefits relating to the services provided in the current and previous periods connected with this kind of plan.

The liability recognized in the Balance Sheet with respect to defined benefit plans is the present value of the defined benefit obligation on the date of the balance sheet, less the fair value of the assets of the plan. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows. Interest rates used in this discount are consistent with market securities, which are denominated in the currency in which the benefits will be paid and that have upcoming maturities of those of the respective obligation of the pension plan.

Actuarial gains and losses arising from adjustments based on experience, in changes in actuarial assumptions and the income of the assets of the plan, are debited or credited in other comprehensive income.

Service costs passed on are recognized immediately in statement of profit and loss in the period of occurrence of a change of the plan.

With regard to defined contribution plans, the Company makes the payment of contributions in a mandatory, contractual or voluntary manner. The Company has no additional payment obligations once the contributions is made. The contributions are recognized as employee benefit expense when due. Contributions made in advance are recognized as an asset in the proportion in which a cash refund or a reduction in the future payments may be available.

3.19.2. Other post-employment obligations

Some companies of the Company offer post-retirement health care benefits to their employees, in addition to life insurance for active and inactive employees. The entitlement to these benefits is usually conditional upon the employee staying in the job until retirement age and the completion of a minimum time of service, or the disability of the employee in relation to being an active employee.

The expected costs of these benefits are accrued over the period of employment, employing the same accounting methodology that is used for the defined benefit pension plans. Actuarial gains and losses arising from adjustments based on experience, in changes in actuarial assumptions, are debited or credited in other comprehensive income, in the period expected for remaining service of the employees. These obligations are evaluated annually by qualified, independent actuaries.

3.19.3 Termination Benefits

Termination benefits are payable when employment is terminated by the Eletrobras system before the normal retirement date, or whenever an employee accepts voluntary termination in exchange for these benefits. The Eletrobras System recognizes termination benefits on the first of the following dates: (i) when the Eletrobras System no longer can withdraw the offer of these benefits; and (ii) when the entity recognizes the restructuring costs that are within the scope of the IAS 37 and involve the payment of termination benefits. In the case of an offer made to encourage voluntary termination, termination benefits are measured based on the number of employees who, hopefully, will accept the offer. The benefits that expire after 12 months from the balance sheet date are discounted to present value.

3.20. Provisions

Provisions are recognized for present obligations (legal orconstructive) resulting from past events, for which is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of each reporting period, taking into consideration the risks and uncertainties related to the timing or amount of the liability. When the provision is measured on the basis of estimated cash flows to settle the obligation, its book value corresponds to the present value of those cash flows (in which the effect of the time value of money is relevant).

When some or all of the economic benefits, required to settle a provision, can be recovered from a third party, an asset is recognized if, and only if, the reimbursement is virtually certain and the value can be measured reliably.

3.20.1. Provision for assets decommissions

A provision throughout the economic useful life of thermonuclear plants is constituted. The purpose of this provision is to allocate to its period of operation the costs to be incurred in relation to its technical and operational deactivation, at the end of its useful life, estimated at 40 years.

The values are charged to income or loss for the financial year at present value based on annual rates fixed in U.S. dollars, the ratio of 1/40 of the estimated expenses, recorded immediately and converted by the exchange rate at the end of each period of validity (see Note 32).

3.20.2. Provision for legal obligations connected with legal proceedings.

Provisions for legal contingencies are recognized when it is considered more likely than not the Company’s defence will be unsuccessful and the amount to settle the obligation and be reliably esitimated.

3.20.3. Onerous Contracts

Present obligations resulting from contracts for valuable consideration are recognized and measured as provisions. A contract for valuable consideration exists when the unavoidable costs to satisfy the obligations of the contract exceed the economic benefits expected to be received throughout the same contract.

3.21. Advance for future capital increase

Advances of resources received from the controlling shareholder and for capital contribution shall be granted in an irrevocable character. They are classified as noncurrent liabilities and initially recognized at fair value and subsequently updated by the contractually established index.

3.22. Share capital

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction of the value entered, net of taxes.

When the Company purchases its own shares (treasury shares), the amount paid, including any directly attributable incremental costs (net of income taxes), is deducted from the shareholders’ equity of the Company until the shares are cancelled or reissued. When these shares are subsequently reissued, any value received, net of any additional costs of the transaction, directly attributable and the respective effects of the income tax and social contribution, is included in shareholders’ equity of the Company.

3.23. Interest on shareholders’ equity and dividends

Interest on shareholders’ equity is imputed to dividends for the year being calculated taking as a limit a percentage on the equity, using the Long-Term Interest Rate – TJLP established by the Brazilian Government, as required by law, limited to 50% of net income for the year or 50% of the income reserves, before including the income from the period, whichever is greater.

The value of dividends above the mandatory minimum established by Law or another legal instrument, not yet approved in the General Assembly, are presented in Shareholders’ Equity, in a specific account called additional proposed dividends.

3.24. Revenue recognition

Income is measured at the fair value of the consideration received or receivable, deducting any estimates of returns and other similar deductions.

3.24.1. Sale of energy and services

a) Generation and Distribution

Distribution and generation income are classified as: i) Supply (sale) of Electrical Power to distributors; ii) Electrical power supply to the consumer, and; iii) Electrical Power in the Short-Term market. Income is measured at the fair value of the consideration received or receivable, net of taxes and of any discounts incident on it. Income from energy sales and services is recognized when it is probable that the economic benefits associated with the transactions will flow to the Company; the value of the income can be measured reliably; the risks and benefits related to the sale were transferred to the buyer; the costs incurred or to be incurred related to the transaction can be measured reliably; and the Company no longer holds control and responsibility over the energy sold. Construction income connected with the segment of electric power distribution and part of generation covered in the scope of the IFRIC 12 are also included.

For generating concessions renewed under Law No. 12,783/2013, there was a change of the price system for tariffs, with periodic tariff review in the same manner already applied to the transmission activity up to then. The rate is calculated on the basis of operation and maintenance costs, plus the rate of 10%, with the income being recognized for coverage of operation and maintenance expenses on the basis of the cost incurred.

b) Transmission

1) Financial income arising from the remuneration of the financial asset, until the end of the concession period, earned in a prorated manner takes into consideration the average rate of return on investments.

2) Income for coverage of operation and maintenance expenses on the basis of the cost incurred.

3) Income from infrastructure development is recognized in the results in relation to the stage of completion of the work, in accordance with the stipulations in IAS 11 technical pronouncement and measured based on fair values. Infrastructure development costs are recognized as they are incurred. The margin of construction adopted is established as being equal to zero, considering that:

(i)	The Company activity is the transmission of electricity;

(ii)	The entire income of construction is related to the construction of infrastructure for its activity, i.e., the transmission of electricity.

(iii)	The Company outsources the infrastructure construction with unrelated parties.

3.24.2. Income from dividends and interest

Income from dividends from investments is recognized when the shareholder’s right to receive this dividend is established and provided that it is probable that the future economic benefits will flow to the Company and the value of the income can be measured reliably.

Income from a financial asset with interest is recognized when it is probable that the future economic benefits will flow to the Company and the value of the income can be measured reliably. The interest income is recognized by the straight-line method, based on time and at the effective interest rate on the amount of the outstanding principal. The effective interest rate is the one that discounts exactly the estimated future cash receipts during the estimated life of the financial asset in relation to the initial net book value of this asset.

3.25. Leasing

Commercial Leasing Operations are capitalized in fixed assets that the Company holds rights over tangible assets intended for the maintenance of its activities, arising from financial commercial leasing that transfer to the lessee the benefits, risks and control of assets. At the beginning of the financial lease, these assets are capitalized at the lower value between the fair value of the leased and the present value of the minimum lease payments.

The financial leases are accounted for as if they were a financed purchase, recognizing, at the time of purchase, a fixed asset and a financing liability (lease). Each installment paid of the lease is allocated partly to liabilities and partly to financial charges, so that in this manner a constant rate on the open debt balance is obtained. The corresponding obligations, net of finance charges, are included in other long-term liabilities.

Interest and other financial expenses are recognized in the statement of profit and loss during the lease period, in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The fixed asset acquired through financial leasing (a) is classified as Non-Current Assets being amortized over its useful life (Note 23.3).

3.26. Government grants

Government grants are not recognized until there is reasonable assurance that the Company will meet the related conditions and that the grants will be received. Government grants are recognized systematically in the results during the periods in which the Company recognizes as expenses the related costs that the subsidy intends to compensate. Government grants receivable as compensation for expenses already incurred, with the purpose of offering immediate financial support to the Company, without corresponding future costs, are recognized in results of the period in which they are received and allocated to the income reserve and are not intended for the distribution of dividends.

3.27. Scheduled downtimes

Costs incurred prior to and during the shutdowns of power plants and transmission lines are charged to statement of profit and loss in which they are incurred.

3.28. Earnings (Loss) per share

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to shareholders of the Company by the weighted average number of outstanding shares (total shares less the treasury shares). Diluted earnings (loss) per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all diluted potential shares.

3.29. Operating Segments, Geographic and Other Information

Operating segments are defined as components of an entity that: a) engages in business activities from which it may earn revenues and incur in expenses, b) whose operating results are regularly reviewed by the entity’s chief operating decision maker-CODM to make decisions about resources to be allocated to the segments and asses its performance, and c) for which discrete financial information is available. The Company’s chief operating decision maker is the Board of Directors. The Company has determined that is has the following operating segments:

(I)	Generation, whose activities consist of the generation of electricity and its sale to electricity distribution companies and free customers, and trading activities;

(II)	Transmission, whose activities consist of transmission of electricity on behalf of electricity concessionaires;

(III)	Distribution, whose activities consist of transmission of electricity on behalf of electricity concessionaires; and

(IV)	Management, whose activities comprises the items that cannot be attributed to the other segments, particularly those linked to the corporate financial management, compulsory loans, equity investments and other expenses;

(V)	Eliminations, whose activities represents intercompany transactions eliminated for consolidation purposes.

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

Information about revenues by products and services from external customers is included in Note 38 and Note 45.

There are no revenues derived from a single customer that represents 10 percent or more of the Company’s consolidated revenue for the years ended December 31, 2015, 2014 and 2013.

NOTE 4 – ACCOUNTING ESTIMATES AND JUDGEMENTS

In applying the accounting policies, the Company Management must make judgments and prepare estimates regarding the book values of income, expenses, assets and liabilities, as well as the disclosures in the explanatory notes, on the base date of the consolidated financial statements, which are not easily obtained from other sources. The estimates and the respective assumptions are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are revised on an ongoing basis. The effects of revisions made to accounting estimates are recognized in the period in which the estimates are revised, if the revision affects only that period, or also in later periods if the revision affects both the current period and future periods.

Although these estimates and assumptions are permanently monitored and reviewed by the Company Administration and its subsidiaries, the materialization in relation to the book value of income, expenses, assets and liabilities is inherently uncertain, due to its being based on judgment. Consequently, the Company may suffer effects arising out of the inaccuracy of these estimates and judgments that are substantial in future periods, that could have material adverse effects on the consolidated financial status, the result of activities and/or the cash flows.

Below, the main assumptions of the accounting estimates evaluated are presented as the most critical by the Administration of the Company and its subsidiaries, with respect to the future and other principal sources of uncertainty used which can lead to significant adjustments in financial values of assets and liabilities in the coming periods:

I.	Deferred tax assets and liabilities

Estimates of taxable income, the basis for the analysis of realization of net deferred tax assets, are based on the annual budgets and on the strategic plan, both reviewed periodically, as well as the profitability history. However, the future taxable income may be greater or less than the estimates considered by the Administration at the time of the definition of the need to record or not the amount of the deferred tax asset (see note 11).

II.	Impairment of long-term assets

The Administration of the Company has considered assumptions and technical data in determining long-term asset recovery, to check if the fixed asset is not recorded in value that is higher than the recoverable value in the future, impairment should be recognized. In this practice assumptions are applied, based on historical experience in asset management, together with the assets or cash-generating unit, and valuation practices usually used in the market. These assumptions may possible not be verified in the future, in particular in relation to the estimated economic useful life. Currently, the useful life adopted by the Company is in accordance with certain practices determined by the ANEEL, applicable on assets connected with the granting of the public electric power service, which may vary as a result of the periodic analysis of the economic useful life of assets, in effect. Additionally, the useful life is limited to the period of the concession only for operations within the scope of the IFRIC 12.

Also they impact on determining the variables and assumptions used by the Administration of the Company and its subsidiaries in the determination of future discounted cash flows, for the purposes of recognition of the recoverable value of long-term assets, with various inherently uncertain events. Among these events are: the maintenance of electric power consumption levels; growth rate of economic activity in the country; and availability of water resources; beyond those inherent to the purpose of the periods of public electric power service concessions, in particular with regard to the value of their reversal at the end of the concession period. In this point, the assumption was adopted that the compensation is contractually provided, where applicable, through the new replacement value (VNR), for generation and transmission. These are the expected values of compensation at the end of the period of the electric power generation and, transmission concessions (see accounting practice in Note 3.11 and movement of supplies made in the period in Note 20). The most relevant was the discount rate used on cash flows, with the definition of a specific percentage for the generation segment, 7.00%. The rate used for Angra 3 considered specific characteristics of the nuclear segment, as well as assumptions related to financing, capital structure specific to the project and leveraged beta calculated upon assumptions used by ANEEL. The percentage used was 5.47%.

III.	Basis of determination of indemnification by the Federal Government on concessions

Law No. 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the indemnification for determining compensation by the power grantor in relation to public service concessions. The Company adopted, for the concessions still not extended, the assumption that the assets are reversible at the end of the concession contract. Following this assumption, for the concessions already extended, the values receivable from grantor, related to the Basic Grid of the Existing System – RBSE to investments made after the basic project of power plants and transmission lines (modernization and improvements) and thermal generation assets. These values are subject to approval by the ANEEL as disclosed in Note 2.1. The Company adopted the new replacement value (VNR), as a basis of measuring the value to be indemnified by the Concession Grantor, of the portion of generation and transmission assets not fully depreciated at the end of the concession. For distribution assets the Regulatory Basis of Remuneration – BRR was defined for this measurement.

IV.	Useful life of fixed assets

The Administration of the Company uses the criteria defined in ANEEL resolution 367, of June 2, 2009, in determining the estimated useful life of fixed assets, limited to the period of concession for the operations that are under the scope of IFRIC 12, in order to understand that they present fairly the useful life (see Note 17).

V.	Provision for assets decommission

The Company recognizes a provision for decommissioning liabilities in relation to deactivation of assets related to its thermonuclear plants. To determine the value of the provision, assumptions and estimates are made in relation to discount rates, the estimated cost for decommissioning liabilities and removal of the entire local power plant and at the time expected in relation to the referred costs (see Note 32). The cost estimate is based on the legal and environmental requirements for the decommissioning liabilities and removal of the entire plant as well as the prices of products and services to be used at the end of its useful life.

VI.	Actuarial obligations

The actuarial obligations recorded are determined by actuarial calculations prepared by independent actuaries based on life expectancy of the participant (Table AT-2000), average age of retirement and inflation. However, the future actual results of benefits may be different from those existing and recorded in the accounting (see Note 30).

VII.	Provision for labor, tax and civil matters

Provisions for labor, tax and civil matters, when applicable, are made when there is a present obligation (legal or constructive) as a result of a past event, it is probable (more likely than not) there will be an outflow of resources that embodies economic benefits to settle the obligation, and a reliable estimate of the amount to settle the obligation can be made. This assessment is made using the judgment of management, including advice from its legal counsel, considering case law, decisions in the courts, the history of any agreements and decisions, the experience of management and legal counsel, as well as other relevant aspects (See Note 31).

VIII.	Allowance for doubtful accounts – ADA

The Company records a provision concerning accounts receivable and loans granted that the Management believes there is uncertainty in relation to receipt. The ADA for clients is created based on amounts receivable from the residential consumer class and overdue for more than 90 days, from the commercial class and overdue more than 180 days, and from the industrial, rural, government, public illumination and public service classes overdue for more than 360 days. It also considers an individual analysis of securities receivable and each consumer’s balance, based on the Management’s experience regarding effective losses in the stock of real guarantees.

The ADA on loans granted is created based on amounts receivable and overdue. This ADA is reversed whenever a debt is settled or renegotiated.

IX.	Evaluation of financial instruments

As described in Note 44, the Administration of the Company uses valuation techniques that include information that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 44 presents information about the main assumptions used in determining the fair value of financial instruments, as well as the analysis of the sensitivity of these assumptions. The Administration of the Company and its subsidiaries believes that the selected evaluation techniques and assumptions used are suitable to determine the fair value of the financial instruments.

X.	Onerous Contracts

The Company and the subsidiaries use assumptions related to economic costs and benefits of each contract for the determination of the existence or not of an onerous contract. In the case of long-term commitments such as purchase and sale of energy, one of the critical estimates in determining the amount of provision for the future sale of the contract is the Price of Settlement of Differences (PLD) the historical average approved by the Administration of the Company as a basis for the calculation of the provision of the onerous contract, exclusively for accounting purposes, as well as the discount rate used for the cash flows. The actual values of the PLD and/or of elements considered within the discount rate over the years can be higher or lower than the assumptions used by the Company. Additionally, the Company may have onerous contracts in concessions where the current expected cost for operation and maintenance is not fully covered by revenues (see Note 34).

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

b)	Impacts on the consolidated financial statements

In order to determine the adjustments or disclosures in the Company’s consolidated financial statements as a result of the investigation, management took into consideration the conclusions reached and findings reported in each one of the final investigation reports which were approved by the Independent Commission, the Board of Directors, the Audit Committee (Fiscal Council) and the Board of Executive Officer, those in charge of the Company’s governance.

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

However, the Company is unable to determine each of the periods prior to 2014 in which the adjustments should be recorded in its consolidated financial statements because of the following:

-	The information made available to the Company by the Independent Investigation or otherwise available to the Company identifies the contractors and suppliers involved in the overpricing scheme and a range period of time it was in effect and indicates certain affected contracts, but does not specify individual contractual payments that include overcharges or the reporting periods in which overpayments may have occurred (the investigation reports and findings determined that there was no reasonable basis to establish or estimate the specific periods and the amounts of overpricing that occurred);

-	As most of these alleged overpayments were made by outside contractors and suppliers, we cannot identify the exact amounts and periods that the Company may have overpaid. The information to determine the amount by which the Company was potentially overcharged by these contractors and suppliers is not contained within the Company’s accounting records or internal control systems. Also, the information used in this investigation is limited to the Company’s internal information, and that of its subsidiaries and SPEs not controlled by the Company, did not provide sufficient information to determine the amounts of such overpayments prior to 2014 and a period by period basis;

-	Because the alleged overpayments are of an illicit nature, even though the depositions available to the investigation team revealed certain information that allowed the total estimate to be made, they did not provide sufficient information to determine the periods prior to 2014 when the overpayments have occurred, and specific records of these activities are not expected to be available; and

-	The investigation underway by the Brazilian authorities is focused on determining the involvement of the people under investigation with illegal acts, and not on obtaining quantitative information on each one of the prior periods. In addition, Brazilian legislation does not allow unrestricted access to internal records and documents of suppliers in civil lawsuits and, therefore, we do not expect to have information with respect to prior periods.

As previously discussed, there is not sufficient information to allow the Company to determine the specific period during which the Company made specific overpayments, thus the Company understands that, after exhausting all reasonable efforts, it is impracticable to determine the period-specific effects prior to 2014 of the overpayments on its consolidated financial statement, accordingly, the adjustment for the overpayments incorrectly capitalized was recognized in the 2014. The Company believes this approach is the most appropriate pursuant to the requirements of IFRS for the correction of an error.
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

The summary of these cumulative adjustments to the 2015 and 2014 consolidated balance sheets and consolidated statement of profit or loss are as follows:

Investigation findings	Dec 2015	Dec 2014
Angra 3	(11,514)	(129,799)
Mauá 3	(4,482)	(62,684)
Simplício	—	(2,644)

	(15,996)	(195,127)

Balance sheets	Dec 2015	Dec 2014
Fixed Assets
Cost	(15,996)	(195,127)
Impairment Provision	11,514	132,443
Equity method investments	—	(91,464)

	(4,482)	(154,147)

Statments of profit and loss	Dec 2015	Dec 2014
Investigations findings	(15,996)	(195,127)
Impairment charges (Operating provisions)	11,514	132,443
Results of equity method investments	—	(91,464)

	(4,482)	(154,147)

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

NOTE 5 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	12/31/2015	12/31/2014
I - Cash and cash equivalents:
Cash and Banks	656,505	251,031
Short term securities	737,468	1,156,047

	1,393,973	1,407,078

II - Restricted cash:
Resources of the CCC	346,874	355,095
Commercialization - Itaipu	47,082	729,560
Commercialization - PROINFA	232,785	585,201
RGR Funds	20,692	73,669

	647,433	1,743,525

	2,041,406	3,150,603

The financial resources are maintained in the Banco do Brasil S.A., in accordance with the specific legislation for Mixed-Capital Companies under the control of the Federal Government, issued in Decree Law No. 1,290 of December 3, 1973, with amendments arising from Resolution 4,034, of November 30, 2001, the Central Bank of Brazil, which established new mechanisms for the applications of the companies that are members of the Indirect Federal Administration.

Financial applications for immediate liquidity are found in financial-extra-market investment funds, which have as a goal profitability in relation to the average referential rate of the Special System of Liquidation and Custody - SELIC, for the acronym in Portuguese.

Restricted cash - Are the resources collected by the respective funds that are used exclusively to meet their own regulatory provisions, and are not available to the Company.

NOTE 6 – MARKETABLE SECURITIES

By means of Resolution No. 3.284, of May 25, 2005 by the Central Bank of Brazil, it was established that the applications arising from resources of public enterprises and mixed-capital companies, that are members of the Indirect Federal Administration, can only be made in the off-market sector investment funds managed by Caixa Economica Federal and Banco do Brasil S.A., after the Company and its subsidiaries apply their resources in off-market Funds backed by public securities with substantially long-term maturity, which include both the enterprise investment program in the short term and the maintenance of the Company’s operating cash.

In relation to shares, the adjustment is made to present value. Investment certificates resulting from tax incentives of the Fundo de Investimento do Nordeste - FINOR and the Fundo de Investimentos da Amazônia - FINAM, for the acronym in Portuguese, are adjusted by provisions for losses on their realization and therefore are liquid.

The details of the securities are as follows:

	CURRENT
Securities	Custodian Financing Agent	Expiration	Index	12/31/2015	12/31/2014
LFT	Banco do Brasil	After 90 days	SELIC	195,368	310,652
LTN	Banco do Brasil	After 90 days	Pre-fixed	4,691,729	1,879,832
LTN	CEF	After 90 days	Pre-fixed	214,210	13,315
NTN- B	Banco do Brasil	After 90 days	IPCA	467,735	182,029
NTN- F	Banco do Brasil	After 90 days	Pre-fixed	191,693	51,008
Committed Options	Banco do Brasil	—	—	—	1,160,926
Committed Options	CEF	—	—	1,082,039	132,583

TOTAL CURRENT				6,842,774	3,730,345

	NON-CURRENT
Securities	Custodian Financing Agent	Expiration	Index	12/31/2015	12/31/2014
NTN- B	Banco do Brasil	After 90 days	IPCA	405	352
FINOR/FINAM	—	—	—	916	1,240
BENEFICIARY SHARES	—	—	—	190,847	203,425
OTHERS	—	—	—	2,822	19,717

TOTAL NON-CURRENT				194,990	224,734

6.1. BENEFICIARY SHARES - Securities acquired as a result of the restructuring of the Company’s investment in the subsidiary INVESTCO S.A.. These assets guarantee annual income equivalent to 10% of the income of the companies mentioned below, paid together with dividends, and will be redeemed at maturity scheduled for October 2032, through their conversion into preferred shares of the capital stock of these companies, as shown below:

	12/31/2015	12/31/2014
Lajeado Energia	451,375	451,375
Paulista Lajeado	49,975	49,975
Ceb Lajeado	151,225	151,225

Face value	652,575	652,575

Adjustment to present value	(461,728)	(449,150)

Present value	190,847	203,425

NOTE 7 – ACCOUNTS RECEIVABLES

	12/31/2015					12/31/2014
	Coming due	Due after 90 days	+ 90 days	Renegotiated credits (b)	Total	Total
CURRENT

AES ELETROPAULO	18,072	—	—	—	18,072	54,004
AES SUL	24,294	—	—	—	24,294	35,904
AMPLA	26,661	—	—	—	26,661	28,902
CEA	9,271	9,782	—	225,514	244,567	202,735
CEB	5,366	454	—	—	5,820	10,370
CEEE	29,908	—	—	—	29,908	42,767
CELESC	44,085	—	—	—	44,085	41,932
CELPA	39,191	—	8,210	18,891	66,292	69,552
CELPE	22,508	—	60	—	22,568	26,046
CEMAR	23,803	—	—	—	23,803	24,630
CEMIG	37,797	—	—	—	37,797	50,591
CESP	6,428	—	—	—	6,428	2,882
COELBA	36,008	—	59	—	36,067	32,813
COELCE	30,935	—	—	—	30,935	31,450
COPEL	67,248	—	—	—	67,248	107,239
CPFL	14,082	—	165	—	14,247	42,427
EBE	7,968	—	—	—	7,968	9,035
ELEKTRO	42,180	—	—	—	42,180	56,250
ENERGISA	24,451	4,495	58,552	—	87,498	17,832
ENERSUL	14,767	—	1,601	—	16,368	18,493
ESCELSA	17,457	—	60	—	17,517	22,231
LIGHT	55,856	—	122	—	55,978	56,731
PIRATININGA	3,215	—	54	—	3,269	6,244
RGE	27,095	—	1	—	27,096	15,925
Debt Rollover	—	—	—	22,840	22,840	22,076
CCEE Trade	126,415	292,605	20,458	—	439,478	60,366
Use of Electric Grid	211,521	3,648	36,172	—	251,341	412,377
PROINFA (a)	379,214	—	—	—	379,214	399,132
Household consumer	266,504	313,916	120,646	113,311	814,377	843,953
Industrial consumer	317,729	43,641	183,214	94,062	638,646	608,273
Rural consumer	27,495	22,520	16,587	38,022	104,625	185,909
Commerce, services, and other activities	196,370	82,103	60,768	75,289	414,529	371,712
Public entities	118,925	78,999	236,844	60,918	495,686	794,810
Others	712,777	31,030	124,478	41,258	909,544	879,372
(–) PCLD (Doubtful Accounts) (c)	(24,417)	(137,127)	(1,013,837)	(114,064)	(1,289,445)	(1,157,749)

	2,961,180	746,067	(145,787)	576,041	4,137,501	4,427,216

NON-CURRENT

CEB	—	—	14,111	—	14,111	—
CELPA	—	—	—	19,317	19,317	35,911
CCEE Trade	—	—	293,560	—	293,560	293,560
Use of Electric Grid	—	—	6,276	—	6,276	6,276
PROINFA (a)	—	—	125,383	—	125,383	174,324
Debt Rollover	—	—	—	489,556	489,556	930,380
Public entities	—	—	—	290,965	290,965	426,847
Household consumer	—	—	—	50,220	50,220	44,331
Industrial consumer	—	—	—	49,584	49,584	41,400
Rural consumer	—	—	—	65,673	65,673	60,196
Commerce, services, and other activities	—	—	—	175,812	175,812	192,403
Others	—	—	30,030	653,173	683,203	39,890
(–) PCLD (Doubtful Accounts) (c)	—	—	(326,699)	(103,504)	(430,203)	(502,014)

	—	—	142,661	1,690,796	1,833,457	1,743,504

	2,961,180	746,067	(3,126)	2,266,837	5,970,958	6,170,720

(a) Eletricity Trading – PROINFA

Electric energy trading operations under the Incentive Program for Alternative Energy Sources – PROINFA generated a negative net balance in fiscal 2015 of R$ 355.526 (December 31, 2014 - positive in R$ 72,113), producing no effect on net income or loss for the financial year of the Company, and this figure is included under the item Compensation Obligations. In the balance of reseller consumers is recorded the amount of R$ 504,597 from PROINFA referring to the Parent Company (December 31, 2014 - R$ 573,456).

(b) Renegotiated credits

Are the amounts resulting from consolidating payments of debts on overdue energy supply accounts from consumers in default, or which are coming due, charged in energy bills.

Renegotiated credits from debt rollover are from a credit assignment contract between the Union and the subsidiaries Furnas and Eletrosul, in accordance with the Public Sector Finance Consolidation Program (Law no. 8,727, of November 5, 1993). The Union assumed, refinanced and rescheduled the debt into 240 monthly payments, which matured starting in April of 1994. If any amounts are outstanding after a 20-year term the payments will be extended for another 120 months, since the Union only passes on funds received from the states, which in turn are limited by law due to revenue commitment. These represent R$ 512,396 as of December 31, 2015 (R$ 952,456 as of December 31, 2014).

(c) Allowance for doubtful accounts

The subsidiaries constitute and maintainan allowance for doubtful accounts, from analysis of constant values of accounts receivable due and from the loss history, for which the amount is regarded by the Administration as sufficient to cover possible losses in the realization of these assets.

Subsidiaries that act in the Distribution sector use the following provision criteria:

Relevant Debts – Clients connected in High Tension

The provision includes values corresponding to (due) invoices of clients with due debts as they meet the following due scale, including the Non-Invoiced Income. This is the provision table:

CONSUMPTION CLASS	PROVISIONING PERIOD
Household	60 days
Industrial	180 days
Commercial, Rural	90 days
Public Entities	150 days
Public Service	120 days
Supply, Free Consumer, and PIE	60 days

Non-relevant Debts

Clients connected to Low Tension: The provision includes values corresponding to (due) invoices of clients with due debts as they meet the following due scale:

CONSUMPTION CLASS	PROVISIONING PERIOD
Household	90 days
Industrial, Rural, Public Entities and Public Service	180 days
Commercial and Public Lighting	150 days

Installment Payment of Doubtful Accounts

Installment Payment of Doubtful Accounts includes the sum of the balance that is due and will be due, including interest, which values have been included in the provision of due amounts prior to the installment payment, when the full adjustment in installment was unsecured and compliant with the following criteria:

Number of Installments	Provision or Reversal of Private Classes	Provision of Reversal of Public Classes
Up to 36	Actual payment of 5 installments	4 installments invoiced, due and not paid
From 37 to 60	Actual payment of 5 installments	4 installments invoiced, due and not paid
More than 60	Actual payment of 6 installments	6 installments invoiced, due and not paid

The ADA balance is comprised as follows:

	12/31/2015	12/31/2014
Consumers	609,403	651,875
Resellers	816,685	714,328
CCEE - Short Term Energy	293,560	293,560

	1,719,648	1,659,763

The subsidiary Furnas maintains a provision, initially recognized in 2007, amounting to R$ 293,560. This provision represents historical values relating to the marketing of energy within the framework of the now defunct Wholesale Energy Market – MAE, for the period from September 2000 to September 2002, whose financial settlement is suspended, on the basis of concession of injunctions in lawsuits proposed by electrical power distribution utilities, against the ANEEL and the MAE, today the CCEE.

The movements in the Allowance for doubtful Accounts of consolidated electric power customer accounts are as follows:

Balance on December 31, 2012	2,937,057

(+) Charged to bad debt expense for the year	338,313
(–) Reversal	(1,131,184)
(–) Write off	(227,378)

Balance on December 31, 2013	1,916,808

(+) Charged to bad debt expense for the year	559,141
(–) Reversal	(475,221)
(–) Write off	(340,965)

Balance on December 31, 2014	1,659,763

(+) Charged to bad debt expense for the year	832,632
(–) Reversal	(286,629)
(–) Write off	(486,118)

Balance on December 31, 2015	1,719,648

Bad debt expense and the reversal of the Allowance for doubtful Accounts are recorded in income or loss for the financial year as Operational Provisions (Note 42). The receivable and the related allowance amounts are written off when all collection efforts are exhausted and it is virtually certain no amount will be collected.

Bad debt expense during 2015 occurred in the subsidiaries Furnas in the amount of R$ 137,507 and Boa Vista in the amount of R$ 197,353.

For tax purposes, any excess provision calculated, in relation to the terms of Articles 9 and 10 of Law No. 9,430/1996, were added to Actual Income and to the taxable base for the Social Contribution on Net Income – CSLL, for the acronym in Portuguese.

NOTE 8 – INDEMNIFICATIONS – LAW 12,783/2013

When concessions were renewed, the subsidiaries, Eletronorte Eletrosul and Chesf opted for receipt of 50% of the value in cash and the remainder in installments, and the subsidiary Furnas opted for receiving the large part of the compensation in installments, pursuant to Ministerial Ordinance 580/MME/MF, of November 1, 2012.

As provided for in legislation, the installment value will be received in monthly installments up to the date of the original closure of the concession, updated by the IPCA, plus the remuneration for the weighted average cost of capital (WACC) of 5.59% per annum. The update is counted from December 4, 2012, the date of signature of the addendum to the concession contract.

The changes to values pertaining to the compensation receivable from the grantor in relation to Law No. 12,783/2013 is shown below:

	12/31/2015	12/31/2014	12/31/2013
Initial balance	3,738,295	5,496,179	14,437,272
Amounts received	(4,027,661)	(2,773,092)	(9,819,946)
Monetary adjustment	289,366	1,015,208	878,853

Final balance	—	3,738,295	5,496,179

Total CURRENT	—	3,738,295	3,476,495
Total NON-CURRENT	—	—	2,019,684

	—	3,738,295	5,496,179

NOTE 9 – LOANS AND FINANCING

	12/31/2015
		CHARGES CURRENT	PRINCIPAL
	Avg. Rate	Value	CURRENT	NON CURRENT
ITAIPU	7.11	—	1,894,766	12,907,368
CEMIG	5.09	973	54,104	134,907
COPEL	6.39	471	35,102	50,744
CEEE	5.00	199	9,320	23,884
AES ELETROPAULO	10.00	338,017	10,561	—
CELPE	5.00	69	8,395	5,199
CELG	8.12	1,249	188,502	51,048
ENERGISA – MT	9.19	2,549	52,942	255,206
ENERGISA – TO	10.58	998	20,031	87,231
ENERGISA – MS	5.21	222	12,426	28,968
CELPA	5.00	70,479	248,059	274,415
CEMAR	2.12	1,080	69,842	205,017
CESP	5.09	123	5,569	15,056
COELCE	5.00	237	10,769	36,678
COSERN	5.00	23	2,161	2,499
COELBA	5.00	533	23,833	82,762
ESCELSA	5.00	206	12,593	28,609
GLOBAL	5.00	94,327	44,100	—
CELESC DISTRIB.	5.00	593	36,529	56,696
OTHERS		70,852	105,470	154,108
(–) PCLD		(163,607)	(77,440)	—

		419,593	2,767,633	14,400,394

	12/31/2014
		CHARGES CURRENT	PRINCIPAL
	Avg. Rate	Value	CURRENT	NON CURRENT

ITAIPU	7.11	—	1,584,773	10,071,923
CEMIG	5.07	1,343	74,126	184,709
COPEL	6.39	784	52,164	82,903
CEEE	5.00	311	12,009	32,191
AES ELETROPAUL	9.44	336,852	11,074	—
CELPE	5.00	117	10,185	12,729
CEMAT	5.00	2,512	44,669	306,419
CELTINS	5.00	932	21,044	105,701
ENERSUL	5.17	287	13,194	40,383
CELPA	5.00	70,869	204,048	295,882
CEMAR	2.92	1,420	55,030	273,621
CESP	5.09	153	5,571	20,208
COELCE	5.00	316	10,918	52,239
COSERN	5.00	34	2,289	4,532
COELBA	5.00	707	27,060	114,351
ESCELSA	5.00	269	13,177	40,546
GLOBAL	5.00	82,695	44,100	—
CELESC DIST.	5.00	793	49,954	89,774
OTHERS	6.44	63,627	121,909	260,430
(–) PCLD		(144,429)	(80,864)	—

		419,591	2,276,428	11,988,542

Financing and loans are made with the Company’s own resources, as well as sector resources and external resources obtained through international development agencies, financial institutions, and arising from the release of securities in the international financial market.

All financing and loans are backed by formal contracts signed with mutuals. The receipts from these securities, for the most part, are set out in monthly installments, repayable in an average period of 10 years, with the average interest rate being, weighted by the balance of the portfolio, 8.74% per annum.

Financing and loans conceded at controller, with a currency update clause, represent approximately 42% of the total portfolio (38% as of December 31, 2014). And those that project an update based on indices that represent domestic prices in Brazil have attained 58% of the balance of the portfolio (62% as of December 31, 2014).

The market values of these assets are close to their book values, because they are industry-specific operations and formed, in part, through resources of Sector Funds and which do not find similar conditions as an evaluation parameter for market values.

The increase of the balance of receivables from loans in the fiscal year is due, mainly, to exchange variation on loans granted to Itaipu, arising out of the appreciation of dollar compared to real, when compared to the exchange rate in December 2015 and December 2014. Dollar had positive variation of 47%.

The long-term installments of loans and financing granted, based on cash flows provided for contractually, expire in variable installments, as shown below:

	2017	2018	2019	2020	2021	After 2021	Total
Consolidated	2,309,540	2,501,514	2,566,158	2,584,985	2,707,376	1,730,821	14,400,394

9.1. – AES Eletropaulo/CTEEP – Court Action

The Company has receivables with Eletropaulo Eletricidade de São Paulo S.A. related to an ongoing lawsuit between AES Eletropaulo and CTEEP.

On September 18, 2015, a partial report was published under the process filed against Eletropaulo, saying that Eletropaulo is responsible for the payment of amounts due arising out of unpaid financing on the respective due dates, with Eletrobras and not Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP”).

Thus the Company shall have a credit of R$ 2,382,255 (R$ 2,355,584 as of December 31, 2014), and R$ 348,578 (R$ 347,926 as of December 31, 2014) already recognized in its assets, under loans and financing, corresponding to the part considered undisputed by the Company. The final recognition of full credit should occur when it is classified as almost certain.

9.2 – Allowance for doubtful Accounts

The Company has an allowance for doubtful accounts in the amount of R$ 241,047 (R$ 225,293 as of December 31, 2014) corresponding to the principal and to the service of the debt of borrowers in default.

This volume of allowance is considered sufficient by the administration to cover likely losses on these assets, based on behavior analysis of the portfolio.

The allowance includes credits with Celpa, controlled by Equatorial Energia, amounting to R$ 14,194 (R$ 17,614 as of December 31, 2014). This allowance was considered necessary considering the process of judicial reorganization of Celpa.

The movements in the ADA (Allowance for Doubtful Accounts) of the financing and loans of the Company are the following:

Balance on December 31, 2012	388,113

(+) Charged to bad debt expense for the year	146,710
(–) Reversal / write off	(40,478)

Balance on December 31, 2013	494,345

(+) Charged to bad debt expense for the year	49,985
(–) Reversal / write off	(319,037)

Balance on December 31, 2014	225,293

(+) Charged to bad debt expense for the year	19,367
(–) Reversal / write off	(3,613)

Balance on December 31, 2015	241,047

Bad debt expense and reversal of the allowance for doubtful accounts are recorded in income or loss for the financial year as Operational Provisions (see Note 42). The receivable and the related allowance amounts are written off when all collection efforts are exhausted and it is virtually certain no amount will be collected

NOTE 10 – EQUITY INVESTMENT INCOME

The figures refer to dividends and interest on shareholders’ equity, net of Income Tax Withheld at the Source, when applicable, resulting from equity investments held by the Company.

	12/31/2015	12/31/2014
CURRENT
Lajeado Energia	76,325	94,810
CEMAR	22,911	20,754
CTEEP	20	11,008
CEB Lajeado	16,767	14,606
Enerpeixe	34,686	26,059
Goiás Transmissão	23,857	20,051
Chapecoense	22,288	9,512
Transenergia Renovável	13,979	15,648
IE Madeira	27,589	14,917
Manaus Construtora	9,178	12,351
Transenergia São Paulo	4,275	15,934
MGE Transmissão	11,447	6,812
Serra do Facão	9,154	2,289
Baguari	2,462	7,294
Uirapuru	2,288	2,295
EAPSA	2,181	1,124
TSBE	—	2,660
Transudeste	1,033	1,033
Santa Vitória	—	1,163
Transirape	678	—
ETAU	257	39
Others	27,985	9,215

	309,360	289,574

As established by the Extraordinary Meeting of Eletronorte on October 30, 2015, there was a payment of the portion corresponding to 25% of the dividends declared by the subsidiary, which updated value, as to the date of this payment, was R$ 502,141,000.

NOTE 11 – RECOVERABLE TAXES AND INCOME TAX AND SOCIAL CONTRIBUTIONS – ASSETS

11.1. Tax credits

	12/31/2015	12/31/2014
Current Assets
Income tax - withheld	574,083	735,463
PIS/PASEP/COFINS payable	58,349	99,304
ICMS recoverable	40,538	31,084
Others	43,681	34,580

	716,651	900,431

Non- Current Assets
ICMS credits (a)	1,724,692	1,924,057
PIS/COFINS credits (a)	877,386	601,968
Others	21,108	12,106

	2,623,186	2,538,131

(a)	ICMS, PIS/PASEP and COFINS credits

The Company has recorded under non-current assets the sum of R$ 2,602,078 (R$ 2,526,025 as of December 31, 2014) for PIS, COFINS and ICMS credits. Of this sum, R$ 2,150,827 (R$ 1,924,354 as of December 31, 2014) refer to taxes and contributions on the purchase of fuel from the subsidiary Amazonas.

According to Paragraph 8 of Law 12,111/2009, those taxes and contributions should be reimbursed to the CCC when paid, this maintains a liability in the same amount under the item Reimbursement Obligations (see Note 12).

(b)	Unconstitutionality of the PIS/PASEP and COFINS taxes

The Supreme Court (STF) declared that paragraph 1 of Article 3 of Law No. 9,718/98 is unconstitutional, which had expanded the taxable base for the PIS/PASEP and COFINS, and repurposed that tax collection at the time. Those taxes had been changed to include all revenue earned by a legal entity, regardless of the type of activity performed and the accounting classification used. There was no constitutional support for that device, and a constitutional amendment was later approved.

Based on the National Tax Code (CTN, for the acronym in Portuguses), companies in the Eletrobras System are seeking recognition of their right to credit and reimbursement of the sums overpaid due the unconstitutionality of expanding the taxable base for those contributions. When these consolidated financial statements were concluded, there had been no final decision on the matter.

Therefore, the Eletrobras System companies have potential tax credits from the PIS/PASEP and COFINS, which is being determined, and therefore is not recognized in these consolidated financial statements, since the mentioned declaration of unconstitutionality only benefits the claimant companies in the extraordinary appeals judged.

11.2. Income tax and social contributions

	12/31/2015	12/31/2014
Current Assets:

Prepaid taxes / Negative Balance	1,475,598	762,726

Non-current assets:

Negative Balance IRPJ and CSLL	1,645,382	1,464,148
Deferred IRPJ/CSLL	1,422,209	1,003,483

	3,067,591	2,467,631

Non-current liabilities:

Deferred IRPJ/CSLL	1,003,796	569,380

11.3. Composition of deferred income tax and social contributions

	12/31/2015			12/31/2014
	Asset	Liabilities	Net effect assets (liabilities)	Asset	Liabilities	Net effect assets (liabilities)
Eletrosul	457,629	(345,368)	112,261	—	—	—
Eletronorte	1,529,640	(219,692)	1,309,948	1,204,951	(201,468)	1,003,483

	1,987,269	(565,060)	1,422,209	1,204,951	(201,468)	1,003,483
Eletrobras	—	(733,289)	(733,289)	63,051	(354,929)	(291,878)
Eletrosul	—	—	—	271,534	(300,598)	(29,064)
Furnas	258,709	(453,084)	(194,375)	373,272	(373,272)	—
Chesf	—	(65,070)	(65,070)	—	(199,523)	(199,523)
Eletropar	—	(11,062)	(11,062)	—	(11,428)	(11,428)
Celg-D	—	—	—	152,668	(190,155)	(37,487)

	258,709	(1,262,505)	(1,003,796)	860,525	(1,429,905)	(569,380)

	12/31/2015	12/31/2014
Deferres asset taxes:

Liabilities Exchange	—	1,322
Provision for contingencies	68,066	131,022
Allowance for doubtful	56,047	196,971
Provision for adjustments	—	4,500
Operational provisions	407,319	212,505
Expenses Studies and	—	214,470
Provision for unreceived	74,700	—
Tax credit without fiscal	1,532,766	1,233,312
Others	107,080	71,375

Total assets	2,245,978	2,065,476

Deferred liability taxes:

Asset Exchange Variations	416,810	—
Financial instruments	316,479	354,929
Accelerated depreciation	81,255	53,187
Income from renegotiated	221,871	184,890
Expenses Studies and	488,425	553,659
Tax debt	258,709	373,272
Others	44,016	111,436

Total Liabilities	1,827,565	1,631,373

In 2015, the Company has offset the amount of R$ 63,051 referring to Deferred Tax Assets due to the lack of expectations for the realization of these values.

11.4. Income tax and social contributions recognized in other comprehensive income

	12/31/2015	12/31/2014	12/31/2013
Deferred Taxes

Originated from income and expenses recognized in other comprehensive income

Adjustment for actuarial gains and losses	—	(404,332)	(463,267)
Remeasurement of the fair value of hedge instruments employed for hedging cash flow	—	309	4,076
Remeasurement of the fair value of financial instruments available for sale	37,228	(33,939)	83,118
Participation in the comprehensive income of subsidiaries	1,274	411,480	99,005

Total income tax and social contributions recognized in other comprehensive income	38,502	(26,482)	(277,068)

NOTE 12 – REIMBURSEMENT RIGHTS AND OBLIGATIONS

Compensation rights	12/31/2015	12/31/2014
CURRENT ASSETS
CCC of isolated systems (a)	2,118,184	3,052,898
Nuclear energy	—	238,381
CDE reimbursement (b)	147,058	382,360

	2,265,242	3,673,639

NON- CURRENT ASSETS
CCC of isolated systems (a)	8,238,140	6,109,507
Nuclear energy	—	19,916

	8,238,140	6,129,423

Compensation obligations

PASSIVO CURRENT
CCC of isolated systems (a)	19,423	11,238
PROINFA	299,632	655,158
CDE reimbursement (b)	77,153	36,332

	396,208	702,728

NON- CURRENT LIABILITIES
CCC of Isolated Systems (a)	2,483,378	2,529,893

	2,483,378	2,529,893

a)	Fuel consumption account (CCC) of isolated systems

With the advent of the Law 12,111/2009 and of Decree 7,246/2010, the method of subsidy for power generation in isolated systems was changed. The subsidy for the CCC which until then only subsidized fuel costs, shall reimburse the difference between the total cost of generation of electricity and the value of the corresponding quantity of electric power for the average cost of power and energy sold in the Regulated Contracting Environment – ACR, of the National Interconnected System – NIS, for the acronym in Portuguese.

In the total cost of electric power generation in isolated systems are included the costs relating to:

•	energy and associated power contracting;

•	generation itself for the distribution of electricity;

•	charges and taxes;

•	investments made; and

•	purchase of fuel.

This includes, also, in the total cost of generating the remaining costs associated with the provision of the service of electric energy in remote regions of isolated systems, characterized by a great dispersion of consumers and the absence of economies of scale.

The fuel consumption account of isolated systems refers to amounts receivable and received of the CCC in the respective periods. The Company has a receivable of R$ 10,356,324 (R$ 9,162,405 as of December 31, 2014) and a liability of R$ 2,502,801 (R$ 2,541,131 as of December 31, 2014) for compensation obligations.

After the enactment of Law No. 12,783, Eletrobras no longer has the obligation to make contributions to the CCC Account. Despite this, the CCC Account has not been eliminated. Available balances will continue to be distributed to generation and distribution companies which incurred additional expenses as a result of the use of thermoelectric plants in case of unfavorable hydroelectric conditions. In order to ensure the continued viability of the CCC Account, Law No. 12,783 permits transfers to be made between the Energy Development Account (“CDE”) and the CCC Account.

b)	CDE Reimbursement

Law No. 12,783/13, Decree No. 7,945/13 as amended by Decree No. 8,203/14 and the subsequent Decree No. 8,221/14, promoted some amendments on the contracting of energy and the objectives under the sector responsibility of the Energy Development Account – CDE, and also instituted (i) the transfer of resources from the CDE to concessionaires for the distribution costs of hydroelectric risks, involuntary exhibit, ESS – Energy Security and CVA ESS and Energy for the period 2013 to January 2014 and (ii) the transfer through the Electric Energy Trading Chamber (CCEE) to concession holders of the distribution of costs related to involuntary exposure and the order of thermoelectric plants from February, 2014.

The effects of these items were recorded as a cost reduction in relation to electric power purchased for resale (note 41) offsetting the compensation rights – CDE/CCEE reimbursement, in accordance with IAS 20 – Subsidy and Government Assistance.

NOTE 13 – NUCLEAR FUEL INVENTORY

Below is presented the composition of the inventory of long-term nuclear fuel intended for the operation of UTN Angra I and UTN Angra II is presented bellow:

	12/31/2015	12/31/2014
CURRENT
Finished elements	402,453	340,319

	402,453	340,319
NON- CURRENT
Finished elements	441,223	296,269
Uranium concentrate	7,723	130,396
In progress – nuclear fuel	129,479	234,824

	578,425	661,489

	980,878	1,001,808

Inventories are stated at cost or net realizable value, whichever is less, broken down as follows:

a) Uranium concentrate and ongoing services (for the transformation of the uranium concentrate into nuclear fuel elements) are recorded by their cost of acquisition;

b) Nuclear fuel elements – are available in the core of the reactor and the Used Fuel Pool inventory – PCU, being allocated to income or loss for the financial year on the basis of their use in the electric power generation process.

NOTE 14 – ADVANCES FOR FUTURE CAPITAL INCREASE

The Company and its subsidiaries present in non-current assets, values corresponding to advances for future capital increase in the following investments:

	12/31/2015	12/31/2014
Subsidiaries
Furnas	44,099	18,075
Chesf	348,887	590,015
Eletrosul	781,467	503,987
Eletronorte	37,079	24,556

	1,211,532	1,136,633

Other Investments	4,000	4,000

Total:	1,215,532	1,140,633

The figures presented in the consolidated statement refer to advances for future capital increase made by the subsidiaries into the SPEs, notably the AFACs into Transmissora Sul Litorânea de Energia S.A.), for R$ 84,847; into Chuí Holding S.A. for R$ 431,913; and into Livramento Holding S.A., for R$ 173,860; and Into TDG – Transmissora Delmiro Gouveia S.A., for R$ 101,000. These AFACs were made to enable the ventures.

NOTE 15 – HYDROLOGICAL RISK

In 2014 and 2015, the country has faced adverse hydrological conditions, which has given rise to a series of consequences to the electrical sector. Specifically, for generators that are part of the Mechanism to Reallocate Power – MRE, the low level of power generation at hydraulic plants at levels lower than the MRE Physical Guarantee has caused a reduction to the adjustment factor of MRE or the Generation Scaling Factor – GSF.

This reduction has direct effects on the delivery of power for compliance with supply agreements, due to the lack of power, generation companies have been exposed to the Difference Liquidation Price – PLD in the Short Term Market to be able to comply with their contracts, with negative financial and economic effects.

Law No. 13,203, dated December 8, 2015, sets forth, among other terms, the conditions to adjust the hydrological risk of power generation to the agents that are part of the Mechanism to Reallocate Power – MRE. According to the terms in Article 1 of this law, the hydrological risk may be adjusted, provided that upon agreement by ANEEL, and with retroactive effects starting on January 1, 2015, upon counterpart by the energy generation players.

Under the terms of the Law, by means of Normative Resolution No. 684, dated December 11, 2015, ANEEL established the criteria and other conditions applicable to such adjustment.

According to criteria and terms defined in the rule, the SFF (Office of Financial Supervision of ANEEL) understands that companies interested in the adjustment are fully able to qualify the eligible energy amounts, for ACR as well as ACL. Note that not only information of amounts is known by the companies, and as the decision for the adjustment is made by its managers, the Regulating Entity is responsible solely for approving the amounts. Once information submitted by adhering companies is consistent with assumptions set forth by the legislation, the regulating entity would not determine approval of the adjustment at its sole discretion. The GSF corresponding to 2015 was recalculated, resulting in an amount that will be compensated with risk premiums calculated by subsidiaries that choose to adhere to the adjustment – Eletronorte, Eletrosul, Furnas and Amazonas GT.

Law No. 13,203/2015 expressly sets forth that the effects of such adjustment should be applied starting on January 1, 2015 and, as such, financial statements for 2015, in order to reflect the reality of facts that occurred in that year should reflect the effects of the adjustment. The elements are: a) the amounts are submitted to ANEEL by the company; ii) the rule defining the criteria is known and was approved in 2015, producing effects starting in January 1, 2015; iii) the decision for the adjustment is made by the company management, and the regulating entity is not approving it at its own discretion; and iv) upon compliance with criteria defined by the rule, ANEEL shall be responsible solely for confirming data submitted by the companies, and the consequent approval.

The composition of amounts accounted in 2015 due to the adjustment of the hydrological risk, refers to contracts executed under the Regulated Contracting Scenario – ACR, is as follows:

12/31/2015
UHE Tucuruí	312,414
UHE Serra da Mesa	189,367
UHE Mascarenhas de Moraes	79,076
UHE Itumbiara	67,487
UHE Simplício	54,371
UHE Batalha	25,939
UHE Balbina	24,928
UHE Mauá	14,968
UHE Manso	13,813
UHE Passo São João	5,919
UHE São Domingos	5,708

793,991
Total Current Assets	195,830
Total Non- current Assets	598,161

TOTAL	793,991

NOTE 16 – INVESTMENTS

	12/31/2015	12/31/2014
Evaluated by the Equity Method

a) Affiliates
CTEEP	942,732	946,187
CEMAR	653,419	554,817
CEEE- GT	448,274	449,336
Energisa MT	385,318	376,031
EMAE	307,195	275,214
Lajeado Energia	219,173	206,282
Energética Águas da Pedra S.A.	208,795	184,632
CEB Lajeado	80,353	71,723
Paulista Lajeado	23,507	18,119
CEEE- D	—	7,476

	3,268,766	3,089,817

b) Jointly-controlled subsidiary
Norte Energia	3,378,325	2,585,114
Madeira Energia S.A.	2,896,068	2,724,068
ESBR Participações S.A.	2,807,626	2,907,364
Interligação Elétrica do Madeira S.A.	912,098	822,342
Norte Brasil Transmissora de Energia S.A.	887,528	842,103
Teles Pires Participações	662,564	496,425
Manaus Transmissora de Energia S.A.	621,873	547,784
Enerpeixe S.A.	561,282	555,860
Chapecoense Generation S.A.	415,501	364,522
Belo Monte Transmissora de Energia Total	391,058	12,081
Interligação Elétrica Garanhuns S.A.	318,972	181,526
Transmissora Sul Brasileira de Energia S.A.	270,252	275,960
Goiás Transmissão S.A.	190,245	138,436
Companhia Energética SINOP S.A.	179,052	177,772
STN – Sistema de Transmissão Nordeste S.A.	176,941	163,434
Integração Transmissora de Energia S.A.	175,572	169,450
Transnorte Energia S.A. Total	148,373	51,656
MGE Transmissão S.A.	136,755	118,953
Transmissora Sul Litorânea de Energia S.A.	134,739	139,719
Transenergia Renovável S.A.	128,418	96,813
Retiro Baixo Energia S.A.	121,774	111,906
Brasnorte Transmissora de Energia S.A.	120,873	115,568
Rouar	111,775	70,044
Empresa de Energia São Manoel	103,314	(594)
Paranaíba Transmissora de Energia S.A.	100,726	67,383
CHC	98,514	79,081
Transmissora Matogrossense de Energia S.A.	97,154	85,368
Transenergia São Paulo S.A.	91,141	83,116
Baguari Energia S.A.	82,721	85,815
Vamcruz Participações S.A.	73,368	—
Santa Vitória do Palmar Holding S.A.	50,223	157,627
Mangue Seco II	16,889	16,726
Inambari	115	164
Others	1,445,077	1,275,443

	17,906,906	15,519,029

SUBTOTAL	21,175,672	18,608,846

Provision for investment losses	(489,866)	(164)

TOTAL	20,685,806	18,608,682

	12/31/2015	12/31/2014
Investments held at fair value

AES Tietê	437,532	547,862
Coelce	196,429	200,868
Energisa	124,104	85,353
Cesp	87,023	168,789
Celpa	42,379	26,782
Celesc	41,513	61,897
CELPE	28,859	15,407
COPEL	24,492	38,116
CGEEP	17,662	27,199
CEB	6,130	6,021
Tangara	—	21,738
AES Eletropaulo	17,603	18,148
Energias do Brasil	17,888	13,327
CPFL Energia	25,861	31,500
Others	109,785	107,364

	1,177,260	1,370,371

16.1 – Provisions for impairment losses on investments

	12/31/2015	12/31/2014
INAMBARI	115	164
CHC	98,513	—
ESBR Participações S.A.	15,500	—
Madeira Energia S.A.	97,010	—
Teles Pires Participações	230,823	—
Empresa de Energia São Manoel	47,905	—

	489,866	164

On December 31, 2015, the provision for impairment losses on investments was recognized in the amount of R$ 489,866 and the counterpart in the operating provisions account (Note 42), arising out of impairment losses in equity held at CHC, ESBR Participações, Madeira Energia S.A., Teles Pires Participações, and Empresa de Energia São Manoel.

16.2 Investigation Findings

As a result of investigation, in 2014 the Company recognized a loss of R$ 91,464 in its results of equity method investments related to SPE equity investee in which Eletrobras does not have control. (See Note 4 – XI)

16.3 Change of investments

The movement of the most relevant investments of the company is indicated below:

Subsidiaries and affiliates	Balance on 12/31/2014	Capital investment/Write off	Other comprehensive income	AFAC Capitalization	Capital Gain / Loss	Dividends and interest on equity	Others	Equity method	Balance on 12/31/2015
CHANGE OF INVESTMENTS

EÓLICA MANGUE SECO	16,726	—	—	—	—	—	—	163	16,889
CHC	79,081	—	33,187	—	—	—	—	(13,753)	98,514
NORTE ENERGIA (BELO MONTE)	2,585,114	245,249	0	245,249	326,671	—	—	(23,958)	3,378,325
INAMBARI	164	—	1	—	—	—	—	(50)	115
CEEE-GT	449,336	—	(16,795)	—	—	—	1,560	14,173	448,274
EMAE	275,214	—	9,271	—	—	(1,416)	—	24,126	307,195
CTEEP	946,187	—	(949)	—	—	(120,648)	—	118,142	942,732
CEMAR	554,817	—	—	—	—	(23,176)	—	121,778	653,419
REDE LAJEADO	206,282	—	39	—	—	(24,162)	—	37,014	219,173
CEB LAJEADO	71,723	—	11	—	—	(8,966)	—	17,586	80,353
CEEE-D	7,476	—	2,956	—	—	—	—	(10,432)	—
PAULISTA LAJEADO	18,119	—	—	—	—	925	—	4,463	23,507
ROUAR	70,044	—	34,202	—	—	—	—	7,529	111,775
ENERGISA MT	376,031	—	587	—	—	(4,218)	—	12,918	385,318
ESBR Participações S.A.	2,907,364	180,000	—	—	—	—	—	(279,738)	2,807,626
Empresa de Energia São Manoel	(594)	105,667	—	—	—	—	—	(1,759)	103,314
Madeira Energia S.A.	2,724,068	164,970	—	—	—	—	—	7,030	2,896,068
Norte Brasil Transmissora de Energia S.A.	842,103	—	—	—	—	—	—	45,425	887,528
Interligação Elétrica do Madeira S.A.	822,342	—	—	—	—	(27,991)	—	117,747	912,098
Enerpeixe S.A.	555,860	—	—	—	—	(62,685)	—	68,107	561,282
Belo Monte Transmissora de Energia	12,081	194,040	—	—	194,040	—	—	(9,103)	391,058
Paranaíba Transmissora de Energia S.A.	67,383	29,400	—	—	—	—	—	3,943	100,726
Transnorte Energia S.A.	51,656	—	—	—	106,330	—	—	(9,613)	148,373
Manaus Transmissora de Energia S.A.	547,784	17,420	—	—	26,800	(50)	—	29,919	621,873
Teles Pires Participações	496,425	252,278	—	—	—	—	—	(86,139)	662,564
Chapecoense Generation S.A.	364,522	—	—	—	—	(22,288)	—	73,267	415,501
Transmissora Sul Brasileira de Energia S.A.	275,960	16,000	—	—	—	2,660	—	(24,368)	270,252
Energética Águas da Pedra S.A.	184,632	2,450	—	—	2,450	(3,455)	—	22,718	208,795
Interligação Elétrica Garanhuns S.A.	181,526	116,865	—	—	—	(5,780)	—	26,361	318,972
Companhia Energética SINOP S.A.	177,772	—	—	—	—	—	—	1,280	179,052
Integração Transmissora de Energia S.A.	169,450	—	—	—	—	(19,575)	—	25,697	175,572
STN – Sistema de Transmissão Nordeste S.A.	163,434	—	—	—	—	(31,968)	—	45,475	176,941
Santa Vitória do Palmar Holding S.A.	157,627	—	—	—	—	1,163	—	(108,567)	50,223
Transmissora Sul Litorânea de Energia S.A.	139,719	—	—	—	—	0	—	(4,980)	134,739
GOIÁS TRANSMISSÃO S.A.	138,436	—	—	—	—	(14,757)	—	66,566	190,245
MGE TRANSMISSÃO S.A.	118,953	—	—	1,960	—	(4,634)	—	20,476	136,755
Brasnorte Transmissora de Energia S.A.	115,568	—	—	—	—	(4,067)	—	9,372	120,873
Retiro Baixo Energia S.A.	111,906	—	—	2,695	—	—	—	7,173	121,774
Transenergia Renovável S.A.	96,813	—	—	—	—	(7,172)	—	38,777	128,418
VAMCRUZ PARTICIPAÇÕES S.A.	—	392	72,995	—	—	(523)	—	504	73,368
BAGUARI ENERGIA S.A.	85,815	—	—	—	—	(9,320)	—	6,226	82,721
Transmissora Matogrossense de Energia S.A.	85,368	—	—	—	—	(1,531)	—	13,317	97,154
Transenergia São Paulo S.A.	83,116	—	—	1,960	—	—	—	6,065	91,141
Others	1,275,443	257,946	62,431	60,391	106,470	574,834	(766,887)	(125,551)	1,445,077

TOTAL INVESTMENTS	18,608,846	1,582,677	197,936	312,255	762,761	181,199	(765,327)	295,326	21,175,672

Subsidiaries and affiliates	Balance on 12/31/2013	Capital investment/ Write off	Other comprehensive income	Capital Gain / Loss	Dividends and interest on equity	Equity method	Balance on 12/31/2014
CHANGE OF INVESTMENTS

ITAIPU BINACIONAL	117,130	—	15,680	—	—	—	132,810
EÓLICA MANGUE SECO	17,058	—	—	—	—	(332)	16,726
CHC	29,119	49,613	5,866	—	—	(5,517)	79,081
NORTE ENERGIA (BELO MONTE)	2,104,536	682,227	—	—	—	(201,649)	2,585,114
INAMBARI	9,148	—	—	—	—	(8,984)	164
CEEE-GT	544,711	—	(4,067)	—	—	(91,308)	449,336
EMAE	153,960	—	(28,446)	—	(1,730)	151,430	275,214
CTEEP	931,580	83,106	—	(30,005)	(91,996)	53,502	946,187
CEMAR	463,394	—	—	—	(20,865)	112,288	554,817
REDE LAJEADO	232,907	—	50	—	(40,305)	13,630	206,282
CEB LAJEADO	83,644	—	14	—	(19,354)	7,419	71,723
CEEE-D	146,649	—	5,945	—	—	(145,118)	7,476
PAULISTA LAJEADO	27,669	—	—	—	(6,454)	(3,096)	18,119
ROUAR	18,427	34,392	9,985	—	—	7,240	70,044
CEMAT	334,294	—	2,255	18,852	(4,861)	25,491	376,031
ESBR PARTICIPAÇÕES S.A.	2,752,140	618,000	(1,200)	—	—	(461,576)	2,907,364
MADEIRA ENERGIA S.A.	2,506,082	1,079,130	—	—	—	(861,144)	2,724,068
NORTE BRASIL TRANSMISSORA DE ENERGIA S.A.	462,170	386,245	—	—	—	(5,857)	842,558
INTERLIGAÇÃO ELÉTRICA DO MADEIRA S.A.	685,927	80,850	—	—	(7,362)	62,927	822,342
ENERPEIXE S.A.	525,379	—	—	—	(26,058)	56,539	555,860
MANAUS TRANSMISSORA DE ENERGIA S.A.	525,558	—	—	—	—	22,226	547,784
TELES PIRES PARTICIPAÇÕES S.A.	525,582	—	—	—	—	(29,157)	496,425
CHAPECOENSE GENERATION S.A.	345,388	—	—	—	(9,512)	28,646	364,522
TRANSMISSORA SUL BRASILEIRA DE ENERGIA S.A.	167,403	98,400	—	—	(1,220)	11,377	275,960
ENERGÉTICA ÁGUAS DA PEDRA S.A.	189,062	—	—	—	(12,838)	8,408	184,632
INTERLIGAÇÃO ELÉTRICA GARANHUNS S.A.	98,659	66,150	—	—	—	16,717	181,526
COMPANHIA ENERGÉTICA SINOP S.A.	—	182,591	—	—	—	(4,819)	177,772
INTEGRAÇÃO TRANSMISSORA DE ENERGIA S.A.	160,151	—	—	—	(13,091)	22,390	169,450
STN – SISTEMA DE TRANSMISSÃO NORDESTE S.A.	195,154	—	—	—	(77,734)	46,014	163,434
SANTA VITÓRIA DO PALMAR HOLDING S.A.	185,970	(29,400)	—	—	(1,163)	2,220	157,627
TRANSMISSORA SUL LITORÂNEA DE ENERGIA S.A.	16,901	125,455	—	—	—	(2,637)	139,719
GOIÁS TRANSMISSÃO S.A.	131,579	—	7,350	—	—	(493)	138,436
MGE TRANSMISSÃO S.A.	106,371	—	28,616	—	(6,812)	(9,222)	118,953
BRASNORTE TRANSMISSORA DE ENERGIA S.A.	105,921	—	—	—	—	9,647	115,568
RETIRO BAIXO ENERGIA S.A.	113,181	—	—	—	—	(1,275)	111,906
TRANSENERGIA RENOVÁVEL S.A.	78,241	—	—	—	(5,744)	24,316	96,813
PARANAÍBA TRANSMISSORA DE ENERGIA S.A.	17,801	47,285	—	—	—	2,297	67,383
BAGUARI ENERGIA S.A.	92,437	—	(315)	—	(5,457)	(850)	85,815
TRANSMISSORA MATOGROSSENSE DE ENERGIA S.A.	75,656	—	—	—	(1,470)	11,182	85,368
TRANSENERGIA SÃO PAULO S.A.	49,632	—	—	—	(10,493)	43,977	83,116
OTHERS	989,998	621,071	(7,697)	8	(38,877)	(359,182)	1,205,321

TOTAL INVESTMENTS	16,316,569	4,125,115	34,036	(11,145)	(403,396)	(1,452,333)	18,608,846

Subsidiaries and affiliates	Balance on 12/31/2012	Capital investment/ Write off	Other comprehensive income	Capital Gain / Loss	Capital Decrease	Dividends and interest on equity	Equity method	Balance on 12/31/2013
CHANGE OF INVESTMENTS

ITAIPU BINACIONAL	102,175	—	14,955		—	—	—	117,130
CELPA	94,673	(94,673)	—	—	—	—	—	—
CEEE-GT	738,009	—	(118,263)	—	—	—	(75,034)	544,712
CEMAT	507,251	—	(3,975)	—	—	—	(168,982)	334,294
EMAE	261,499	—	35,274	—	—	(575)	(142,237)	153,961
CTEEP	753,512	—	—	—	—	(71,770)	249,838	931,580
CEMAR	411,463	—	—	—	—	(12,606)	64,537	463,394
REDE LAJEADO	540,819	—	89	—	(180,394)	(70,098)	(57,510)	232,906
CEB LAJEADO	79,672	—	24	—	—	(11,232)	15,180	83,644
PAULISTA LAJEADO	27,425	—	—	—	—	(6,136)	6,381	27,669
CEEE-D	343,875	—	(101,928)	—	—	—	(95,298)	146,649
INAMBARI	15,890	1,402	54	(6,126)	—	—	(2,071)	9,148
CHC	28,584	—	4,540	—	—	—	(4,004)	29,119
EÓLICA MANGUE SECO	17,006	—	—	—	—	—	52	17,058
NORTE ENERGIA (BELO MONTE)	1,365,096	759,696	—	—	—	—	(20,255)	2,104,537
ROUAR	—	17,788	1,071	—	—	—	(433)	18,427
MADEIRA ENERGIA S.A.	1,870,691	654,069		—	—	—	(18,678)	2,506,082
ESBR PARTICIPAÇÕES S.A.	1,879,649	950,000	133	—	—	—	(77,642)	2,752,140
ENERPEIXE S.A.	514,735	—	—	—	—	(85,960)	96,604	525,379
INTERLIGAÇÃO ELÉTRICA DO MADEIRA S.A.	514,112	139,651	—	—	—	(7,556)	39,720	685,927
MANAUS TRANSMISSORA DE ENERGIA S.A.	476,619	21,318	—	—	—	—	27,621	525,558
TELES PIRES PARTICIPAÇÕES	92,988	439,396	—	—	—	—	(6,802)	525,582
NORTE BRASIL TRANSMISSORA DE ENERGIA S.A.	388,108	61,250	—	—	—	805	12,007	462,170
CHAPECOENSE GERAÇÃO S.A.	303,627	—	—	—	—	(48,808)	90,568	345,387
GOIÁS TRANSMISSÃO	101,646	51,499	—	—	—	(19,751)	(1,815)	131,579
STN – SISTEMA DE TRANSMISSÃO NORDESTE S.A.	188,861	—	—	—	—	(31,789)	38,082	195,154
SANTA VITÓRIA DO PALMAR HOLDING S.A.	97,060	88,772	—	—	—	—	138	185,970
TRANSMISSORA SUL BRASILEIRA DE ENERGIA S.A.	6,301	157,754	—	—	—	(1,440)	4,788	167,403
INTEGRAÇÃO TRANSMISSORA DE ENERGIA S.A.	147,902	—	—	—	—	(4,837)	17,086	160,151
RETIRO BAIXO ENERGIA S.A.	110,078	—	—	—	—	—	3,103	113,181
MGE TRANSMISSÃO	63,431	45,570	—	—	—	201	(2,831)	106,371
BRASNORTE TRANSMISSORA DE ENERGIA S.A.	109,609	—	—	—	—	—	(3,688)	105,921
INTERLIGAÇÃO ELÉTRICA GARANHUNS S.A.	14,956	80,850	—	—	—	—	2,853	98,659
LIVRAMENTO HOLDING S.A.	35,280	73,031	—	—	—	—	(10,963)	97,348
ENERGÉTICA ÁGUAS DA PEDRA S.A.	176,503	—	—	—	—	(14,483)	27,042	189,062
CIA. HIDRELÉTRICA TELES PIRES	89,816	(89,816)	—	—	—	—	—	—
BAGUARI ENERGIA S.A.	89,239	—	—	—	—	(1,837)	5,035	92,437
TRANSENERGIA RENOVÁVEL S.A.	107,865	1,960	—	—	—	(9,904)	(21,680)	78,241
TRANSMISSORA MATOGROSSENSE DE ENERGIA S.A.	63,037	—	—	—	—	—	12,619	75,656
CHUÍ HOLDING S.A	33,606	41,797	—	—	—	—	(193)	75,210
SERRA DO FACÃO ENERGIA S.A.	104,098	—	—	—	—	(16,812)	(26,544)	60,742
TDG—TRANSMISSORA DELMIRO GOUVEIA S.A.	45,183	—	—	—	—	(2,152)	6,798	49,829
OTHERS	431,889	—	—	—	—	—	359,312	791,201

TOTAL INVESTMENTS	13,343,838	3,401,315	(168,026)	(6,126)	(180,394)	(416,741)	342,703	16,316,569

16.4 Information of the market value of invested companies

			Market Value (*)
Public companies	Evaluation Method	Share	12/31/2015	12/31/2014

CTEEP	Equity Method	35.37%	2,589,826	2,395,593
CEMAR	Equity Method	33.55%	989,887	910,593
AES Tiete	Market Value	7.94%	437,532	547,862
ENERGISA MT	Equity Method	27.52%	335,109	293,887
COELCE	Market Value	7.06%	196,429	200,868
ENERGISA S.A	Market Value	2.99%	116,497	85,353
CESP	Market Value	2.05%	87,023	168,789
CEEE-GT	Equity Method	32.59%	76,904	143,783
CEEE-D	Equity Method	32.59%	65,302	102,492
EMAE	Equity Method	39.02%	60,404	54,061
CELPA	Market Value	1.15%	42,379	26,782
CELESC	Market Value	10.75%	41,513	61,897
AES Eletropaulo	Market Value	1.25%	32,098	32,098
CELPE	Market Value	1.56%	28,859	15,407
COPEL	Market Value	0.56%	24,492	38,116
Energias do Brasil	Market Value	0.31%	20,357	20,357
CGEEP – DUKE	Market Value	0.47%	17,662	27,199
CEB	Market Value	3.29%	6,130	6,021
CELGPAR	Market Value	0.07%	92	184

(*)	Based on share prices from database

Closed-capital companies	Evaluation Method	Share	12/31/2015	12/31/2014

Angical 2 Energia S.A.	Equity Method	99.96%	—	12,727
Arapapá Energia S.A.	Equity Method	99.90%	—	5,128
Carcará Energia S.A.	Equity Method	99.96%	—	12,000
Ceb Lajeado	Equity Method	40.07%	351,756	330,218
Lajeado Energia	Equity Method	40.07%	998,348	966,177
Paulista Lajeado	Equity Method	40.07%	108,639	95,192
Acauã Energia S.A.	Equity Method	99.93%	—	7,679
Amapari Energia S.A.	Equity Method	49.00%	—	(1,542)
Amazônia Eletronorte Transmissora de Energia S.A.	Equity Method	49.00%	84,316	81,219
Baguari Energia S.A.	Equity Method	30.61%	270,222	280,329
Banda de Couro Energética S.A.	Equity Method	49.00%	1,893	1,962
Baraúnas I Energética S/A.	Equity Method	49.00%	35,420	(54)
Baraúnas II Energética S/A.	Equity Method	49.00%	1,193	1,257
Bom Jesus Eólica	Equity Method	49.00%	2,553	14,470
Brasnorte Transmissora de Energia S.A.	Equity Method	49.71%	243,156	227,478
Brasventos Eolo Geradora de Energia S.A.	Equity Method	49.00%	83,257	84,553
Brasventos Miassaba 3 Geradora de Energia S.A.	Equity Method	49.00%	135,793	136,610
Cachoeira Eólica	Equity Method	49.00%	1,565	9,559
Caititu 2 Energia S.A.	Equity Method	99.96%	—	12,728
Caititu 3 Energia S.A.	Equity Method	99.96%	—	12,727
Caldas Novas	Equity Method	49.90%	27,175	25,744
Carnaúba I Eólica	Equity Method	49.00%	17,724	17,013
Carnaúba II Eólica	Equity Method	49.00%	14,094	13,763
Carnaúba III Eólica	Equity Method	49.00%	12,521	12,262
Carnaúba V Eólica	Equity Method	49.00%	18,515	18,277
Central Eólica Famosa I S.A.	Equity Method	49.00%	15,262	14,310
Central Eólica Pau Brasil S.A.	Equity Method	49.00%	9,946	9,518
Central Eólica Rosada S.A.	Equity Method	49.00%	18,645	17,700
Central Eólica São Paulo S.A.	Equity Method	49.00%	11,430	10,772
Cervantes I Eólica	Equity Method	49.00%	11,228	12,336
Cervantes II Eólica	Equity Method	49.00%	9,315	9,216
Chapecoense Generation S.A.	Equity Method	40.00%	1,038,751	911,306
Chuí Holding S.A	Equity Method	49.00%	(15,708)	76,521
Chuí IX	Equity Method	99.99%	—	(55)
Companhia de Transmissão Centroeste de Minas S.A.	Equity Method	49.00%	—	42,500
Companhia Energética Sinop S.A.	Equity Method	49.00%	500,411	355,294
Construtora Integração Ltda	Equity Method	49.00%	92,026	91,908
Corrupião 3 Energia S.A.	Equity Method	99.95%	—	12,727
Costa Oeste Transmissora de Energia S.A.	Equity Method	49.00%	63,984	43,899
Coxilha Seca	Equity Method	99.99%	—	87
Coqueirinho 2 Energia S.A.	Equity Method	99.98%	—	21,419
Energética Águas da Pedra S.A.	Equity Method	49.00%	430,564	365,634
Energia dos Ventos I S.A. *	Equity Method	0.00%	—	14,803
Energia dos Ventos II S.A. *	Equity Method	0.00%	—	8,992
Energia dos Ventos III S.A. *	Equity Method	0.00%	—	13,337
Energia dos Ventos IV S.A. *	Equity Method	0.00%	—	19,458
Energia dos Ventos V S.A. **	Equity Method	99.99%	—	1,897
Energia dos Ventos VI S.A. **	Equity Method	99.99%	—	2,596
Energia dos Ventos VII S.A. **	Equity Method	99.99%	—	2,816
Energia dos Ventos VIII S.A. **	Equity Method	99.99%	—	1,856
Energia dos Ventos IX S.A. **	Equity Method	99.99%	—	1,990
Energia dos Ventos X S.A. *	Equity Method	0.00%	—	11,851

(*)	The companies were sold during the first quarter

(**)	The Alupar share purchase operation was concluded on December 31, 2015.

Closed-capital companies	Evaluation Method	Share	12/31/2015	12/31/2014

Enerpeixe S.A.	Equity Method	40.00%	1,403,204	1,389,649
ESBR Participações S.A.	Equity Method	40.00%	7,019,063	7,268,412
Etau – Empresa de Transmissão Alto Uruguai	Equity Method	27.42%	89,859	92,190
Extremoz Transmissora do Nordeste – ETN S.A. ***	Equity Method	100.00%	—	14,652
Fronteira Oeste Transmissora de Energia	Equity Method	51.00%	49,873	23,183
Goiás Transmissão S.A.	Equity Method	49.00%	388,255	282,522
Eólica Hermenegildo I	Equity Method	99.99%	—	(374)
Eólica Hermenegildo II	Equity Method	99.99%	—	(146)
Eólica Hermenegildo III	Equity Method	99.99%	—	(113)
Inambari Generation de Energia S.A.	Equity Method	29.40%	405	559
Integração Transmissora de Energia S.A.	Equity Method	49.00%	391,140	342,198
Interligação Elétrica do Madeira S.A.	Equity Method	49.00%	1,996,044	1,543,620
Interligação Elétrica Garanhuns S.A.	Equity Method	49.00%	650,964	370,460
Linha Verde Transmissora de Energia S.A.	Equity Method	100.00%	—	(67,518)
Livramento Holding S.A.	Equity Method	52.53%	(306,324)	(176,657)
Luziânia – Niquelândia Transmissora S.A.	Equity Method	49.00%	43,227	32,699
Madeira Energia S.A.	Equity Method	39.00%	6,755,683	6,994,900
Manaus Construtora Ltda.	Equity Method	49.50%	38,289	24,221
Manaus Transmissora de Energia S.A.	Equity Method	49.50%	1,167,072	1,106,631
Marumbi Transmissora de Energia S.A.	Equity Method	20.00%	94,893	45,214
MGE Transmissão S.A.	Equity Method	49.00%	279,092	242,762
Morro Branco I Energética S.A.	Equity Method	49.00%	34,733	31,734
Mussambê Energética S.A.	Equity Method	49.00%	44,334	40,726
Norte Brasil Transmissora de Energia S.A.	Equity Method	49.00%	1,809,867	1,715,791
Norte Energia S.A.	Equity Method	49.98%	6,947,265	5,353,094
Papagaio Energia S.A.	Equity Method	99.96%	—	13,380
Paranaíba	Equity Method	24.50%	411,127	275,032
Pedra Branca S.A.	Equity Method	49.00%	35,902	29,094
Pitimbu Eólica	Equity Method	49.00%	2,117	14,265
Punaú I Eólica	Equity Method	49.00%	18,362	18,187
Rei dos Ventos 3 Geradora de Energia S.A.	Equity Method	49.00%	81,365	87,106
Retiro Baixo Energética S.A.	Equity Method	49.00%	229,872	231,880
Santa Vitória do Palmar Holding S.A.	Equity Method	49.00%	102,495	321,687
São Caetano Eólica	Equity Method	49.00%	2,831	20,160
São Caetano I Eólica	Equity Method	49.00%	2,320	14,395
São Galvão Eólica	Equity Method	49.00%	2,740	19,000
São Pedro do Lago S.A.	Equity Method	49.00%	33,516	33,198
Eólica Serra das Vacas Holding S.A.	Equity Method	49.00%	183,076	102,467
Eólica Serra das Vacas I S.A.	Equity Method	49.00%	—	26,546
Eólica Serra das Vacas II S.A.	Equity Method	49.00%	—	25,486
Eólica Serra das Vacas III S.A.	Equity Method	49.00%	—	24,706
Eólica Serra das Vacas IV S.A.	Equity Method	49.00%	—	25,729
Serra do Facão Energia S.A.	Equity Method	49.47%	91,022	3,314
Sete Gameleiras S.A.	Equity Method	49.00%	46,711	42,447
STN – Sistema de Transmissão Nordeste S.A.	Equity Method	49.00%	361,105	333,540
Tamanduá Mirim 2 Energia S.A. ***	Equity Method	83.01%	—	21,295
TDG – Transmissora Delmiro Gouveia S.A.	Equity Method	49.00%	59,569	114,169
Teles Pires Participações S.A.	Equity Method	49.40%	1,393,056	998,870
Transenergia Goiás S.A.	Equity Method	49.00%	62,239	32,455
Transenergia Renovável S.A.	Equity Method	49.00%	262,077	197,578
Transenergia São Paulo S.A.	Equity Method	49.00%	186,001	173,623
Cia. Transirapé de Transmissão S.A.	Equity Method	24.50%	77,798	65,853
Cia. Transleste de Transmissão S.A.	Equity Method	24.00%	73,226	65,066
Transmissora Matogrossense de Energia S.A.	Equity Method	49.00%	192,049	164,875
Transnorte Energia S.A.	Equity Method	49.00%	345,706	105,417
Cia. Transudeste de Transmissão S.A.	Equity Method	25.00%	71,599	59,905
Triângulo Mineiro	Equity Method	49.00%	168,480	79,753
Teiú 2 Energia S.A.	Equity Method	99.90%	—	10,190
Transmissora Sul Brasileira de Energia S.A. – TSBE	Equity Method	80.00%	337,815	344,950
Transmissora Sul Litorânea de Energia S.A. – TSLE	Equity Method	51.00%	264,197	273,959

Closed-capital companies	Evaluation Method	Share	12/31/2015	12/31/2014

Complexo Eólico Vamcruz	Equity Method	49.00%	252,689	148,971
Vale do São Bartolomeu	Equity Method	39.00%	144,792	41,354
Complexo Eólico Chapada do Piauí II	Equity Method	49.00%	249,030	179,310
Complexo Eólico Chapada do Piauí I	Equity Method	49.00%	205,386	196,237
Mata de Santa Genebra	Equity Method	49.90%	60,793	52,459
Belo Monte Transmissora	Equity Method	49.00%	748,076	24,336
Lago Azul Transmissão	Equity Method	49.90%	14,050	3,948
Ventos de São Rafael	Equity Method	0.00%	—	(6)
Ventos de São Cirilo	Equity Method	0.00%	—	(4)
Ventos de São Bento	Equity Method	0.00%	—	(6)
Ventos de Santo Antônio	Equity Method	0.00%	—	(4)
Ventos de Santa Vera	Equity Method	0.00%	—	(4)
Ventos de Santa Marcella	Equity Method	0.00%	—	(5)
Itaguaçu da Bahia	Equity Method	49.00%	24,078	(6)
Ventos de Santa Luzia	Equity Method	0.00%	—	(5)
Ventos de Santa Madalena	Equity Method	0.00%	—	(6)
Ventos de São João	Equity Method	0.00%	—	(5)
CSE Centro de Soluções Estratégicas	Equity Method	49.90%	2,299	3,400
Tijoa Participações e Investimentos	Equity Method	49.90%	11,355	1,635
Energia Olímpica S.A.	Equity Method	49.90%	4,984	(426)
Empresa de Energia São Manoel	Equity Method	33.33%	213,945	(1,782)

16.5 Summary of information of jointly controlled and associated projects

12/31/2015
		ASSET					LIABILITIES
		CURRENT		NON-CURRENT			CURRENT		NON-CURRENT
Projects under joint control and affiliates	Share	Cash and cash equivalent	Other assets	Financial, intangible, and fixed assets	Other assets	Total Assets	Loans and financing	Other liabilities	Loans and financing	Other liabilities	Shareholders’ equity	Total Liabilities
Belo Monte Transmissora de Energia	49.00%	332,604	4,199	920,165	—	1,256,968	453,882	46,277	—	8,733	748,076	1,256,968
Brasnorte Transmissora de Energia S.A.	49.71%	16,467	24,149	279,599	—	320,215	11,280	13,838	—	51,941	243,156	320,215
Chapecoense Generation S.A.	40.00%	176,308	180,185	3,075,967	162,724	3,595,184	136,322	311,290	1,404,553	704,268	1,038,751	3,595,184
Companhia Energética Sinop	49.00%	53,385	3,445	844,733	2,491	904,054	328,022	56,012	—	19,609	500,411	904,054
Energética Águas da Pedra S.A.	49.00%	61,765	39,300	753,115	17,353	871,533	34,917	54,031	339,843	12,178	430,564	871,533
Enerpeixe S.A.	40.00%	82,946	76,736	1,596,186	50,194	1,806,062	—	172,744	—	230,114	1,403,204	1,806,062
ESBR Participações	40.00%	—	908,570	21,685,558	1,655,056	24,249,184	—	1,422,013	11,299,857	4,508,251	7,019,063	24,249,184
Interligação Elétrica do Madeira S.A.	49.00%	41,833	646,081	4,149,365	—	4,837,279	197,250	151,399	2,215,079	546,746	1,726,805	4,837,279
Interligação Elétrica Garanhuns S.A.	49.00%	—	33,485	1,114,685	16,723	1,164,893	—	—	339,848	174,081	650,964	1,164,893
Intesa – Integração Transmissora de Energia S.A.	49.00%	36,235	112,742	496,085	—	645,062	31,182	9,001	120,166	93,573	391,140	645,062
Madeira Energia S.A.	39.00%	299,963	1,308,256	22,180,387	1,182,376	24,970,982	450,779	1,700,678	14,061,238	1,507,190	7,251,097	24,970,982
Manaus Transmissora de Energia S.A.	49.50%	32,198	188,813	2,376,236	9,351	2,606,598	69,707	272,606	786,943	310,270	1,167,072	2,606,598
Norte Brasil Transmissora de Energia S.A.	49.00%	51,937	265,098	3,425,883	—	3,742,918	78,941	263,100	1,171,337	426,938	1,802,602	3,742,918
Norte Energia S.A	49.98%	489,804	442,450	29,964,727	271,620	31,168,601	—	719,033	23,280,595	229,708	6,939,265	31,168,601
Santa Vitória do Palmar	49.00%	—	31,227	1,004,762	22,957	1,058,946	—	182,126	749,633	24,692	102,495	1,058,946
Serra do Facão Energia S.A.	49.47%	31	52,441	2,044,386	99,362	2,196,220	41,126	163,051	401,137	1,499,884	91,022	2,196,220
STN – Sistema de Transmissão Nordeste S.A.	49.00%	—	60,313	699,181	3,866	763,360	—	—	162,093	240,162	361,105	763,360
Teles Pires Participações	49.40%	130,877	98,058	4,886,124	236,137	5,351,196	191,893	293,229	3,392,921	80,097	1,393,056	5,351,196
TSBE	80.00%	—	46,675	659,575	—	706,250	—	30,639	337,796	—	337,815	706,250
TSLE	51.00%	—	49,433	914,407	—	963,840	—	91,522	495,271	112,850	264,197	963,840
Chapada do Piauí I Holding S.A.	49.00%	—	51,418	809,359	132	860,909	—	—	523,242	160,933	176,734	860,909
Chapada do Piauí II Holding S.A.	49.00%	—	85,298	864,913	—	950,211	—	—	512,068	189,113	249,030	950,211
Chuí Holding S.A.	49.00%	—	65,150	609,778	12,747	687,675	—	57,429	373,979	413,628	157,361	687,675
Companhia Energética do Maranhão (CEMAR)	33.55%	310,893	1,963,260	2,573,627	271,559	5,119,339	253,910	711,799	1,997,641	207,715	1,948,274	5,119,339
Lajeado Energia	40.07%	161,062	92,153	48	1,445,794	1,699,057	6,483	243,394	448,216	2,616	998,348	1,699,057
CTEEP	35.37%	3,120	580,539	45,812	6,217,757	6,847,228	213,312	155,268	665,649	476,794	5,336,205	6,847,228
CEEE-GT	32.59%	38,171	454,210	555,108	1,871,335	2,918,824	29,247	298,881	282,253	826,489	1,481,954	2,918,824
Energisa MT	27.52%	192,754	1,198,769	1,909,436	1,365,792	4,666,751	170,545	918,080	1,297,616	930,884	1,349,626	4,666,751
CEEE-D	32.59%	73,961	801,912	2,165,618	274,473	3,315,964	4,954	1,346,254	474,965	1,973,387	483,596	3,315,964
Others		1,137,504	994,618	10,606,468	1,661,908	14,400,498	1,128,125	1,838,403	3,176,337	1,836,613	6,421,018	14,400,498

12/31/2015
Projects under joint control and affiliates	Net operating income	Financial income	Financial expenses	Tax on earnings	Net profit (loss)	Depreciation and amortization

Belo Monte Transmissora de Energia	881,398	55,344	(53,783)	(8,599)	(18,260)	(52)
Brasnorte Transmissora de Energia S.A.	36,641	1,623	(2,473)	(9,035)	20,099	—
Chapecoense Generation S.A.	738,792	32,149	(143,821)	(119,721)	183,166	(34,867)
Companhia Energética Sinop	—	3,362	15,052	2,491	10,119	(179)
Energética Águas da Pedra S.A.	188,908	5,194	(30,325)	(7,187)	37,489	(20,430)
Enerpeixe S.A.	435,627	8,389	(46,278)	(8,150)	170,269	(49,385)
ESBR Participações S.A.	2,412,946	13,446	(686,016)	348,386	(699,349)	(433,313)
Interligação Elétrica Garanhuns S.A.	279,257	3,105	(25,245)	(27,667)	53,798	(26)
Interligação Elétrica do Madeira S.A.	610,279	25,100	(249,207)	(102,072)	240,216	(103)
Intesa – Integração Transmissora de Energia S.A.	92,484	3,701	(13,744)	(13,408)	51,267	—
Madeira Energia S.A.	2,604,869	161,751	(1,128,693)	614,983	18,026	(480,611)
Manaus Transmissora de Energia S.A.	174,519	5,064	(79,158)	(29,656)	52,446	—
Norte Brasil Transmissora de Energia S.A.	340,080	4,357	(138,058)	(63,807)	113,850	—
Norte Energia S.A	120,653	93,444	(86,679)	23,886	(40,819)	(6,195)
Santa Vitória do Palmar Holding S.A.	94,618	2,061	(88,409)	(3,499)	(227,750)	(46,109)
Serra do Facão Energia S.A.	280,164	3,318	(272,574)	62,402	(135,032)	(43,587)
STN – Sistema de Transmissão Nordeste S.A.	159,741	3,805	(28,589)	(23,234)	92,806	(111)
Teles Pires Participações	354,316	14,978	(184,328)	57,671	(188,695)	(57,283)
Transmissora Sul Brasileira de Energia S.A.	73,863	4,407	(35,495)	(3,442)	(31,964)	(10)
Transmissora Sul Litorânea de Energia S.A.	150,922	2,077	(63,619)	495	(19,026)	—
Chapada do Piauí I Holding S.A.	44,733	265	(44,205)	(1,455)	(19,511)	(12,104)
Chapada do Piauí II Holding S.A.	—	—	(4,590)	0	(4,813)	—
Chuí Holding S.A.	73,031	271	(23,104)	(2,348)	(233,111)	(18,222)
Companhia Energética do Maranhão (CEMAR)	2,738,793	388,912	(368,729)	(79,311)	363,803	(127,052)
Lajeado Energia	489,975	23,351	(67,944)	(26,879)	92,373	(28,767)
CTEEP	1,089,287	121,244	(125,566)	(85,270)	504,430	(7,776)
CEEE-GT	671,279	247,884	(195,384)	66,419	84,947	(26,445)
Energisa MT	3,483,404	255,036	(378,233)	(24,433)	45,246	(118,601)
CEEE-D	3,376,936	460,746	(532,921)	40,766	(514,244)	(58,633)
Others	2,086,060	155,620	(308,281)	(126,743)	331,230	(87,497)

12/31/2014
Projects under joint control and affiliates	Share	Financial, intangible, and fixed assets	Other assets	Loans and financing	Other liabilities	Shareholders’ equity

Brasnorte Transmissora de Energia S.A.	49.71%	277,484	13,734	16,277	51,884	223,057
CEEE-D	32.59%	1,850,160	1,112,005	386,406	2,487,750	88,009
CEEE-GT	32.59%	731,744	2,286,349	434,369	1,139,970	1,443,754
Chapecoense Generation S.A.	40.00%	3,134,622	335,294	1,665,317	893,293	911,306
Cia Hidrelétrica Teles Pires	49.44%	4,459,508	134,736	3,363,629	231,745	998,870
CTEEP	35.23%	1,856,289	5,285,850	572,630	1,404,464	5,165,045
Energética Águas da Pedra S.A	49.00%	773,415	66,340	408,164	43,622	387,969
Enerpeixe S.A.	40.00%	1,644,956	203,243	123,840	334,710	1,389,649
ESBR Participações S.A.	40.00%	20,338,744	1,886,608	11,324,749	3,632,191	7,268,412
Inambari Generation de Energia	19.61%	57	530	—	28	559
Integração Trasmissora de Energia S.A	49.00%	611,931	13,331	181,519	101,545	342,198
Interligação Elétrica do Madeira S.A	49.00%	4,382,731	163,607	2,435,751	566,967	1,543,620
Itaipu	50.00%	37,866,871	4,330,771	33,681,427	8,250,655	265,560
Madeira Energia S.A	39.00%	20,998,021	1,745,534	13,049,395	2,699,260	6,994,900
Manaus Transmissora de Energia S.A.	49.50%	2,368,082	154,180	874,167	541,464	1,106,631
Norte Brasil Transmissora de Energia S.A.	49.00%	3,456,889	69,655	1,276,121	534,632	1,715,791
Norte Energia S.A	49.98%	21,536,053	1,527,473	16,759,221	951,211	5,353,094
Serra do Facão Energia S.A	49.47%	1,979,783	88,407	529,311	1,535,565	3,314
Sistema de Transmissão Nordeste S.A	49.00%	684,561	52,348	180,408	222,961	333,540
Others		17,618,999	7,097,495	7,658,275	6,354,105	10,704,114

II – Income

12/31/2014
Projects under joint control and affiliates	Net operating income	Financial income	Financial expenses	Tax on earnings	Net profit (loss)	Depreciation and amortization

Amapari Energia S.A.	30,527	1,285	(6,764)	(3,509)	(106,867)	(5,175)
Amazônia Eletronorte Transm. de Energia S.A.	33,051	859	(2,390)	(1,600)	23,217	(244)
Belo Monte Transmissora de Energia S.A.	20,330	1,289	(19)	(134)	(665)	(11)
Brasnorte Transmissora de Energia S.A.	34,847	751	(2,803)	(7,524)	19,435	—
Brasventos Eolo Geradora de Energia S.A.	29,394	1,749	(9,449)	(2,603)	(5,316)	(9,632)
Brasventos Miassaba 3 Geradora de Energia S.A.	46,316	2,556	(9,854)	(3,620)	8,268	(10,879)
CEEE-D	3,700,400	96,043	(96,948)	(56,437)	(445,282)	(61,961)
CEEE-GT	670,957	129,303	(30,738)	95,241	(280,763)	(31,772)
CEMAR	2,484,218	384,315	(477,821)	(65,821)	334,684	(121,769)
Chapecoense Generation S.A.	714,808	33,059	(136,412)	(51,751)	71,617	(62,773)
Cia Hidrelétrica Teles Pires	—	23	(605)	(22,588)	(39,469)	—
Companhia Energética Sinop	—	3,659	(61)	—	(2,333)	—
Construtora Integração Ltda	105,200	358	(1,414)	(12,390)	5,844	—
CTEEP	1,102,788	154,225	(142,334)	(80,475)	379,732	(8,860)
Energética Aguas da Pedra S.A.	196,394	6,371	(33,988)	(4,039)	20,608	(21,066)
Enerpeixe S.A.	433,025	8,784	(36,825)	(11,464)	141,349	(45,279)
ESBR Participações S.A.	754,272	6,294	(183,578)	674,872	(1,153,942)	(123,066)
Inambari Generation de Energia	—	23	—	—	(373)	(15)
Integração Trasmissora de Energia S.A	84,827	4,828	(17,109)	(10,048)	46,983	(3)
Interligação Elétrica do Madeira S.A	532,206	12,827	(163,410)	(62,614)	121,617	—
Itaipu	9,773,571	166,378	(2,209,854)	—	2,931,297	—
Linha Verde Transmissora de Energia S.A.	233,844	6,067	(36,352)	1,887	(112,426)	—
Livramento Holding S.A.	29,910	—	(4,276)	(10,966)	(283,386)	—
Madeira Energia S.A	2,343,960	64,533	(797,759)	6,424	(2,208,060)	(375,533)
Manaus Construtora Ltda	25,964	302	(19)	(8,441)	16,442	—
Manaus Transmissora de Energia S.A.	211,311	4,422	(70,893)	(40,212)	61,142	(4,677)
Norte Brasil Transmissora de Energia S.A.	686,770	1,504	(116,087)	1,135	(3,655)	—
Norte Energia S.A	—	116,122	(115,154)	110,092	(219,394)	(1,394)
Rei dos Ventos 3 Geradora de Energia S.A.	36,108	1,644	(9,987)	(2,423)	213	(9,854)
Serra do Facão Energia S.A	159,838	3,888	(37,674)	15,433	(119,463)	(23,876)
Sistema de Transmissão Nordeste S.A	147,533	3,274	(19,247)	(21,088)	93,908	(122)
Transmissora Matogrossense de Energia S.A.	50,271	2,546	(14,210)	(2,635)	28,870	(85)
Transnorte Energia S.A.	210,839	—	(17)	(8,533)	16,546	(33)
Others	2,672,401	1,130,516	(886,730)	(135,308)	41,993	(60,186)
16.5.1. Information of consolidated subsidiaries – Distribution Companies:

a) Distribuição Alagoas – holds concession for distribution of electricity in all municipalities of the State of Alagoas, under Concession Agreement 07/2001-ANEEL, Its main purpose is to plan, build, and explore public service electricity distribution to end consumers. This subsidiary holds negative net current capital of R$ 269,740 (December 31, 2014 – R$ 147,841), accrued losses of R$ 931,925 (December 31, 2014 – R$ 678,710) and unsecured liabilities of R$ 247,656 (R$ 11,075 on December 31, 2014), and it depends on the financial support of the Company.

b) Distribuição Rondônia – holds concession for distribution of electricity in all municipalities of the State of Rondônia under Concession Agreement 05/2001-ANEEL,. Its main purpose is to plan, build, and explore public service electricity distribution to end consumers. This subsidiary holds negative net current capital of R$ 1,010,468 (December 31, 2014 – R$ 512,717), accrued losses of R$ 1,781,895 (December 31, 2014 – R$ 1,221,058) and unsecured liabilities of R$ 456,558 (on December 31, 2014 – R$ 104,066), and it depends on the financial support of the Company.

c) Distribuição Piauí – holds concession for distribution of electricity in all municipalities of the State of Piauí under Concession Agreement 04/2001, dated February 12, 2001, executed with ANEEL. Its main activity is electricity distribution. This subsidiary holds negative net current capital of R$ 754,935 (December 31, 2014 – R$ 118,864), accrued losses of R$ 1,966,531 (December 31, 2014 – R$ 1, 403,544) and unsecured liabilities of R$ 701,150 (December 31, 2014 – R$ 141,058), and it depends on the financial support of the Company.

d) Amazonas D. – its main activities are generation, distribution, and commercialization of electricity in the State of Amazonas. Amazonas Energia generates (2,203.9 MW*) and supplements its needs to serve consumers by buying energy from independent producers. This subsidiary holds net current capital of R$ 2,447,607 (December 31, 2014 – R$ 442,063), accrued losses of R$ 8,971,348 (December 31, 2014 – R$ 7,570,404) and unsecured liabilities of R$ 4,363,598 (December 31, 2014 – R$ 2,962,486). On July 1, 2015, this subsidiary has started in the unbundling process, where electricity generation and transmission activities have been separated from its distribution activities (see Note 1).

e) Boa Vista Energia- Holds concession under Contract 21/2001 – ANEEL, dated March 21, 2001 and Addendum dated October 14, 2005, for electricity distribution in the municipality of Boa Vista – RR, valid through the end, 2015. This subsidiary holds negative net current capital of R$ 432,232 (December 31, 2014 – R$ 73,865), accrued losses of R$ 1,020,541 (December 31, 2014 – R$ 750,425) and unsecured liabilities of R$ 337,643 (R$ 69,726 on December 31, 2014), and it depends on the financial support of the Company.

f) Distribuição Acre – holds concession for distribution and commercialization of electricity for the entire State of Acre, under concession agreement 06/2001, signed with the National Electricity Agency (ANEEL) on February 12, 2001, with effective term through July 7, 2015. Supply of electricity for the capital city, Rio Branco, and for the six towns connected to the Rio Branco System, is provided by Eletronorte. The interior of the State, since 1999, under a lease agreement, has been supplied by GUASCOR do Brasil Ltda., as an Independent Energy Producer (PIE), through Isolated Generation Systems. Here it bears mention that electricity supply for the whole State is provided through Thermoelectric to Diesel (100%). This subsidiary holds net current capital of R$ 139,542 (December 31, 2014 – R$ 21,021), accrued losses of R$ 605,232 (December 31, 2014 – R$ 420,461) and unsecured liabilities of R$ 129,683 (R$ 54,906 on December 31, 2014).

g) Celg – Distribuição – CELG-D – On September 26, 2014, the Company acquired 51% of the ordinary stock of CELG – D, becoming the parent company of CELG – D (see Note 42). CELG – D is a privately held corporation, and holds concession for delivery of electricity; it was established on March 23, 2007. Eletrobras holds 51% of the capital stock, and CELGPAR holds 49%. On December 31, 2015, the Company classified this subsidiary as an asset held for sale, because it met the accounting criteria applicable to such classification (See Note 43).

CELG-D holds concessions for electricity distribution in 237 municipalities, 391 districts and towns in the State of Goiás, with 2,688,902 consumers, covering an area of 336,871 km²*, governed by Concession Agreement No. 63 of August 25, 2000, entered into by and between ANEEL, CELG – D, and the then majority shareholder.

The concession of CELG-D was extended according to the terms of the fifth amendment to the concession contract No. 63/2000 – ANEEL, executed on December 29, 2015, see Note 2.2.

(*) information not audited by independent auditors

16.5.2 Information of consolidated subsidiaries – Generation and Transmission Companies:

a) Eletrobras Termonuclear S.A. – wholly owned subsidiary, its main activity being construction and operation of nuclear power plants, and provision of related engineering services, such activities which are regulated and monitored by the ANEEL. The Company has essentially been performing exploration activities for the Angra 1 and Angra 2 plants, with rated power of 1,990 MW*, as well as construction of the Angra 3 plant. Beginning on January 1, 2013, electricity generated by the subsidiary was rated between all concessionaires, permit-holders, or other entities authorized for public utility distribution in the National Interconnected System (SIN), according to the methodology established Regulatory Resolution No. 530, published on December 21, 2012 by ANEEL, for calculation of the annual quotas/portions corresponding to the energy from the Angra 1 and Angra 2 power plants and the conditions for sale of that energy, as per Article 11 of Law No. 12.111/2009. The subsidiary has a negative net current capital of R$ 241,869 (December 31, 2014 – R$ 1,127,268), accrued losses of R$ 6,877,187 (as of December 31, 2014 – R$ 1,759,129); and unsecured liabilities of R$ 351,588 (shareholders’ equity as of December 31, 2014 – R$ 4,796,475), and depends upon the financial support granted by the Company.

b) Eletrosul Centrais Elétricas S.A. – its main purpose is transmission and generation of electricity directly or through holdings in Specific Purpose Companies. The Company performs studies, projects, construction, operation, and maintenance of facilities for electricity transmission and generation systems, such activities which are regulated.

c) Companhia Hidro Elétrica do São Francisco – CHESF – electricity utility concessionaire whose purpose is to generate, transmit, and commercialize electricity. Its generation and hydrothermal system predominantly uses hydroelectric plants, which account for 97% of total production. CHESF operations in electricity generation include 14 hydroelectric plants and 1 thermoelectric plant, for a total installed power of 10,615 MW*, and in the transmission activity the system is comprised of 115 substations and 19,669 Km* of high tension lines.

On December 31, 2015, procedures required for effective removal of CTEEP as shareholder of SPE Extremoz Transmissora do Nordeste – ETN S.A. were concluded before the regulating agency – ANEEL. Thus, the subsidiary Chesf now holds 100.0% of shares of Extremoz.

In the end of 2015, Chesf acquired shareholding control of SPE Tamanduá Mirim 2 Energia S.A., part of the Complexo Eólico Pindaí III, upon final dilution of the shareholding position of Sequoia Capital Ltda. in this enterprise.

Thus, the Subsidiary Chesf now holds 83.01% of the shares of this enterprise.

d) Centrais Elétricas do Norte do Brasil S.A. – Eletronorte – public utility electricity concessionaire, controlled by the Company, with operations primarily in the State of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima, and Tocantins. The operations of the Company with electricity generation include 4 hydroelectric plants, with installed capacity of 8,860.05 MW* and 6 thermoelectric plants, with capacity of 479.97 MW*, giving an installed capacity of 9,340.02 MW*. Electricity transmission is made using a system comprised of 9,287.13 Km* of transmission lines, 45 substations in the National Interconnected System (SIN), 695.89 Km* of transmission lines, 10 substations in the isolated system, totaling 9,983.02 Km* of transmission lines and 55 substations.

e) Furnas Centrais Elétricas S.A. (FURNAS) – this Company subsidiary acts in generation, transmission, and commercialization, predominantly in the region covered by the Federal District and the States of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso, Pará, Tocantins, Rondônia, Rio Grande do Sul, Santa Catarina, Rio Grande do Norte, Ceará, and Bahia, in addition to holding stakes in Specific Purpose Companies. The electricity production system operated by Furnas is comprised of 10 wholly owned hydroelectric plants, 2 hydroelectric plants in partnership with private enterprise, with an installed capacity of 8,327 MW*, and 2 thermoelectric plants with 962 MW* of capacity, totaling 9,289 MW*.

f) Companhia de Geração Térmica de Energia Elétrica – CGTEE – its main company purpose is to conduct studies, plans, construction, and operation of facilities for electricity transmission and generation systems, such activities which are regulated. The Company holds generation concessions for the following thermoelectric plants: Presidente Médici Plant, Phases A and B, located in the municipality of Candiota; São Jerônimo Plant, located in the municipality of São Jerônimo; and the NUTEPA Plant, located in the municipality of Porto Alegre, all in the State of Rio Grande do Sul. This subsidiary has negative net current capital of R$ 599,918 (December 31, 2014 – R$ 392,282).

On December 31, 2015, CGTEE showed accumulated retained losses of R$ 2,017,708, this after accumulated retained losses of R$ 1,369,341 reported on December 31, 2014. The statement of earnings established negative shareholders´equity of R$ 1,210,628 (negative shareholders´equity of R$ 553,052 on December 31, 2014).

Given the current scenario, CGTEE is in negotiations with Eletrobras to determine actions in order to allow technical and financial recovery, and depends on the financial support by Eletrobras for operational maintenance, as well as for any future investments which are necessary.

(g) Amazonas GT. – its main activities are power generation and transmission in the State of Amazonas. The subsidiary has negative net current capital of R$ 517,988, shareholders’ equity of R$ 192,667 and accumulated retained losses of R$ 243,206 and depends on the financial support of the Company. On July 1, 2015, the subsidiary was incorporated as subsidiary of Amazonas D, due to unbundling process of Amazonas Energia (see Note 1).

(*) information not audited by independent auditors

16.5.3 – Other Companies (associates, unless otherwise stated)

a) Companhia Energética do Maranhão – CEMAR – electricity utility concessionaire, which plans, constructs, and explores electricity sub-transmission, transformation, distribution, and commercialization systems.

The Company holds concessions for electricity distribution in 217 municipalities in the State of Maranhão, under Concession Agreement No. 60 of August 28, 2000, executed with ANEEL, which remains effective through August 2030, and can be extended for another 30-year period.

b) Eletrobras Participações S.A. – Eletropar – Company subsidiary with business purpose of investment in other companies. On December 15, 2015, the General Meeting of Creditors of Eletronet S.A., where Eletropar is shareholder, deliberated for the settlement of Eletronet obligations, requesting a judicial statement of extinction of obligations and end of bankruptcy, with resumption of the regular course of activities and production of other applicable effects.

c) Companhia Estadual de Geração e Transmissão de Energia Elétrica – CEEE-GT – a publicly traded company whose majority shareholder is the State of Rio Grande do Sul, through the Companhia Estadual de Energia Elétrica Participações – CEEE-Par, which holds 65.92% of the total capital stock. The Concessionaire has as its purpose to explore electricity production and transmission systems.

d) Companhia Estadual de Distribuição de Energia Elétrica – CEEE-D – a publicly traded company whose majority shareholder is the State of Rio Grande do Sul, through the Companhia Estadual de Energia Elétrica Participações – CEEE-Par, which holds 65.92% of the total capital stock. The Concessionaire has as its purpose the distribution of electricity in 72 municipalities of Rio Grande do Sul, serving some 4 million consumer units.

e) Companhia Transmissão de Energia Elétrica Paulista – CTEEP – a publicly traded company authorized to operate as electricity utility concessionaire, having as its main activities the planning, construction, and operation of electricity transmission systems.

f) Empresa Metropolitana de Águas e Energia S.A. – EMAE – the concessionaire of a hydroenergy complex located in Alto Tietê, centered on the Henry Borden Hydroelectric Plant. EMAE also has the UHE Rasgão and the UHE Porto Góes, both on the Tietê River. In the Paraíba Valley, municipality of Pindamonhangaba, UHE Isabel is installed, which is currently not operating. On December 31, 2015, this associate had net current capital of R$ 112,812 (December 31, 2014 – R$ 116,473).

g) Centrais Elétricas Matogrossenses S.A.- CEMAT – a publicly traded company under the equity control of Energisa, S.A., acting in the electricity distribution area, in addition to generation using thermal plants to serve isolated systems in its concession area, which covers the State of Mato Grosso, serving consumers in 141 municipalities. Pursuant to Concession Agreement 03/1997, signed on December 11, 1997, the concession term is for 30 years, with expiration on December 11, 2027, renewable for an additional 30-year period. In addition to the distribution agreement, the Company has Generation Concession Agreement 04/1997, for 3 Thermoelectric Plants with their respective associated substations, with expiration on December 10, 2027.

h) Norte Energia S.A. – a specific purpose company, privately held, with the purpose of conducting all activities necessary for installation, operation, maintenance, and exploration of the Belo Monte Hydroelectric Plant (UHE Belo Monte) on the River Xingu, located in the State of Pará, and of the facilities for transmission with interest restricted to the generating plant. The associate holds 49.98% of the capital stock of Norte Energia. This subsidiary has spent significant sums on costs for organization, development and pre-operation, which, according to estimates and projections, should be absorbed by revenue from future operations. The associate will need financial resources from its shareholders and from third parties in significant amounts in order to complete its Hydroelectric Plant. On December 31, 2015, the subsidiary had negative net current capital of R$ 359,526 (December 31, 2014- net current capital of R$ 175,280).

i) Madeira Energia S.A. – a privately held company, incorporated on August 27, 2007, with the purpose of construction and exploration of the Santo Antonio Hydroelectric Plant located along the River Madeira, municipality of Porto Velho, State of Rondônia, and of its Associated Transmission System. The Company holds 39% of the capital stock of Madeira Energia. The associate is incurring expenses for development of the project for construction of the Santo Antonio Hydroelectric Plant, which, according to financial projections prepared by its administration, should be absorbed by future revenue from operations.

On December 31, 2015, the associate Madeira Energia S.A. (MESA), in which the subsidiary Furnas holds a 39% stake, had net current liabilities totaling R$ 543,238. In order to correct its negative current capital, the associate enjoys financial support from its shareholders. Part of the financial status of MESA is affected by recognition of a provision for losses on the part of the expected value of revenue from reimbursable expenditures with the Consórcio Construtor Santo Antônio (CCSA).

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

In order to calculate this reimbursable expenditure, the CCSA requested application of Clause 31.1.2.1.1 of the EPC Contract, which presents a contractual limit of R$ 122.00/MWh* for transfer of the cost for purchase of energy. In light of this consideration, the MESA Administration conducted, during the fiscal year ending on December 31, 2014, additional review, including various legal aspects, changing its estimate as to the realizable value of the asset (the above-mentioned right to be refunded by CCSA). As such, for the total value of the reimbursable expenditure of R$ 1,509,441, a provision was recorded for losses and the amount in December 31, 2015 was R$ 678,551 (R$ 678,551 on December 31, 2014), reflecting the expected value to be received of R$ 830,890 (R$ 756,227 on December 31, 2014).

In order to solve questions regarding the use of the contractual limit considered in the calculation of part of the net results of anticipation of the go-live schedule of the plant, provided for in the second Amendment to the Concession Contract executed with the National Agency of Energy (“ANEEL”), which gave rise to the impairment, the Subsidiary has requested, before the International Chamber of Commerce (“ICC”), the filing of an arbitral procedure against CCSA, and such procedure is subject to confidentiality terms, under the terms in the Rules of Arbitration of the ICC. On December 31, 2015, the procedure waits for the creation of the arbitral tribunal.

MESA and CCSA are in talks to formalize an agreement regarding the method and term for settlement of the dispute.

The Board of Directors, during meeting No. 002/452, recommended that Furnas take the necessary actions in the appropriate government spheres, in order to preserve the debts owed by CCSA to SAESA, so as to review the damages to SPE, and as such, the effects for Furnas, given its equity stake in SPE.

j) ESBR Participações S.A. (ESBRP) – ESBR Participações S.A. (“ESBRP”), a privately held company, has its sole company purpose investment in the Specific Purpose Company (SPE) called Energia Sustentável do Brasil S.A. (“ESBR”), which holds the concessions for use of public good for exploration of the Jirau Hydroelectric Plant, currently being constructed on the Madeira River in the State of Rondônia. The Company holds 40% of ESBRP capital. On December 31, 2015, the associate had negative net current capital of R$ 513,443 (December 31, 2014 – R$ 212,793), accumulated retained losses of R$ 2,112,648 (December 31, 2014 – R$ 1,413,299) and shareholders’ equity of R$ 7,019,063 (December 31, 2014 – R$ 7,268,412).

k) Interligação Elétrica do Madeira S.A. (IEMadeira) – IEMadeira was incorporated on December 18, 2008 with the purpose of exploring the concession for public utility electricity transmission, particularly the transmission lines and substations connected to Lots D and F from Tender No. 007/2008 of ANEEL:

The Porto Velho – Araraquara transmission line entered into commercial operation on August 1, 2013. The Inverting and Correcting stations entered into commercial operation on May 12, 2014. The company holds 49% of IE Madeira capital.

l) Manaus Transmissora de Energia S.A. – Manaus Transmissora de Energia S.A. is a privately held company, incorporated on April 22, 2008, with the specific purpose of exploring public utility concessions for electricity transmission, provided by way of installation, operation, maintenance, and construction of transmission installations for the Brazilian interconnected electrical system, according to the standards established in legislation and regulations in effect.

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

The Company holds 49.50% of the capital from Manaus Transmissora de Energia S.A.

(*) information not audited by independent auditors.

16.5.4. – Companies under Management

a) Companhia de Eletricidade do Amapá – CEA – on November 12, 2012, the Company signed a memorandum of understanding, seeking to participate in the financial restructuring process of the company Companhia de Eletricidade do Amapá – CEA.

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

b) Companhia Energética de Roraima – CERR – on November 26, 2012, the Company signed a memorandum of understanding, seeking to participate in the financial restructuring process of the company Companhia Energética de Roraima – CERR. This process establishes that the Company may assume control of CERR through acquisition of equity control of the company.

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

16.5.5. – Specific Purpose Entities

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

Investments on Subsidiaries under Joint Control
Name	Purpose	Company	% Share	Other shareholders	% share	Status	Office
Sistema de Transmissão Nordeste - STN	Transmission	Chesf	49%	Alusa	51%	In operation	Brazil
Manaus Construtora Ltda.	Construction - Transmission	Chesf	19.5%	Abengoa Holding	50.5%	In operation	Brazil
		Eletronorte	30%
Energia Sustentável do Brasil - ESBR	Generation - UHE Jirau	Chesf	20%	GDF Suez Energy Latin America Ltda.	40%	In operation	Brazil
		Eletrosul	20%	Mizha Participações S.A	20%
Intesa - Integração Transmissora de Energia	Transmission	Chesf	12%	FIP	51%	In operation	Brazil
		Eletronorte	37%
Interligação Elétrica do Madeira S.A	Transmission	Chesf	24.5%	CTEEP	51%	In operation	Brazil
		Furnas	25%
TDG - Transmissora Delmiro Gouveia S.A	Transmission	Chesf	49%	ATP Engenharia Ltda	51%	Pre-operation	Brazil
Norte Energia S.A	Generation - UHE Belo Monte	Chesf	15%	Petros	10%	Pre-operation	Brazil
		Eletronorte	19.98%	Outros	39.77%
		Eletrobras	15%
Empresa Transmissora do Alto Uruguai - ETAU	Transmission	Eletrosul	27.4%	TAESA	52.6%	In operation	Brazil
				DME Energetica	10%
				CGTEE - GT	10%
Enerpeixe S.A.	Generation - UHE Peixei Angical	Furnas	40%	EDP	60%	In operation	Brazil
Norte Brasil Transmissora de Energia S.A	Transmission	Eletronorte	49%	Abengoa Concessions Brasil Holding S.A	51%	In operation	Brazil

Investments on Subsidiaries under Joint Control
Name	Purpose	Company	% Share	Other shareholders	% share	Status	Office
Fronteira Oeste Trasnmissora de Energia S.A	Transmission	Eletrosul	51%	CEEE-GT	49%	In operation	Brazil
Amazônia Eletronorte Transmissora de Energia	Transmission	Eletronorte	49%	Bimetal	26.99%	In operation	Brazil
				Alubar	10.76%
				Linear	13.25%
Amapari Energia S.A	Generation - UTE Serra do Navio	Eletronorte	49%	MPX Energia S.A	51%	In operation	Brazil
Brasnorte Transmissora de Energia S.A.	Transmission	Eletronorte	49.71%	Taesa	38.7%	In operation	Brazil
Companhia Transudeste de Transmissão	Transmission	Furnas	25%	Alusa	41%	In operation	Brazil
				Cemig	24%
				EATE	10%
Companhia Transirapé de Transmissão	Transmission	Furnas	24.5%	Alusa	41%	In operation	Brazil
				Cemig	24%
				EATE	10%
Chapecoense	Generation - UHE Foz do Chapecó	Furnas	40%	CPFL	51%	In operation	Uruguay
				CEEE-GT	9%
Serra do Facão Energia	Generation - UHE Serra do Facão	Furnas	49.47%	Alcoa Alumínio	34.97%	In operation	Brazil
				DME Energética	10.08%
				Camargo Corrêa	5.48%
Retiro Baixo	Generation - Retiro Baixo	Furnas	49%	Orteng	25.5%	In operation	Brazil
				Arcadis Logos	25.5%
Baguari Energia	Generation - UHE Baguari	Furnas	30.62%	Cemig	69.38%	In operation	Brazil
Companhia de Transmissão Centroeste de Minas	Transmission	Furnas	49%	Cemig	51%	In operation	Brazil
Transenergia Renovável S.A.	Transmission	Furnas	49%	Malucelli	51%	In operation	Brazil
Eólicas Junco I, Junco II, Caiçara I e Caiçara II	Transmission	Chesf	49%	Empresa Francesa Votalia	51%	Pre-operation	Brazil
Complexo Sento Sé I	Generation - EOL Pedra Branca, EOL São Pedro do Lago, EOL Sete Gameleiras	Chesf	49%	Brennand Energia	51%	In operation	Brazil
Iterligação Elétrica Garanhuns S.A	Transmission	Chesf	49%	CTEEP	51%	Pre-operation	Brazil
Chuí Holding	Generation - Parque Eólico	Eletrosul	49%	Rio Bravo	51%	In operation	Brazil
Livramento	Generation - Cerro Chato	Eletrosul	52.5%	Rio Bravo	41%	In operation	Brazil
				Elos	6.5%
Santa Vitória do Palmar	Generation - Verace I ao X	Eletrosul	49%	Rio Bravo	51%	In operation	Brazil
TSBE - Transmissora Sul Brasileira de Energia S/A	Transmission	Eletrosul	80%	Copel	20%	In operation	Brazil
TSLE - Transmissora Sul Litorânia de Energia S.A	Transmission	Eletrosul	51%	CEEE	49%	In operation	Brazil
Marumbi Transmissora de Energia S.A	Transmission	Eletrosul	20%	Copel	80%	In operation	Brazil
Costa Oeste Transmissora de Energia	Transmission	Eletrosul	49%	Copel - 51%	51%	In operation	Brazil
Teles Pires Participações S.A	Generation - UHE Teles Pires	Eletrosul	24.7%	Neoenergia	50.6%	In operation	Brazil
		Furnas	24.7%

Investments on Subsidiaries under Joint Control
Name	Purpose	Company	% Share	Other shareholders	% share	Status	Office
Transmissora Matogrossense de Energia S.A.	Transmission	Eletronorte	49%	Alupar	46%	In operation	Brazil
				Mavi	5%
Construtora Integração	Transmission	Eletronorte	49%	Abengoa	51%	In operation	Brazil
Transnorte Energia S.A.	Transmission	Eletronorte	49%	Alupar	51%	Pre-operation	Brazil
Brasvento Eolo Geradora Energia	Generation -	Eletronorte	24.5%	J.Malucelli	51%	In operation	Brazil
	EOL Rei dos	Furnas	24.50%
Brasventos Miassaba 3 Geradora	Generation -	Eletronorte	24.5%	J.Malucelli	51%	Pre-operation	Brazil
	EOL Miassaba	Furnas	24.5%
Rei dos Ventos 3 Geradora	Generation -	Eletronorte	24.5%	J.Malucelli	51%	Pre-operation	Brazil
	EOL Rei dos	Furnas	24.5%
Luziânia – Niquelândia Transmissora S.A.	Transmission	Furnas	49%	State Grid Corporation of China	51%	Pre-operation	Brazil
Caldas Novas Transmissão	Transmission	Furnas	49.9%	Desenvix	22.5%		Brazil
				Santa Rita	12.5%
				CEL	12.52%
Goiás Trasnmissão S.A	Transmission	Furnas	49%	Bogotá	51%	In operation	Brazil
Madeira Energia S.A	Generation -	Furnas	39%	Odebrecht Energia	18.6%	In operation	Brazil
	UHE Santo			Andrade Gutierrez	12.4%
	Antônio			Cemig	10%
				FIP	20%
MGE - Transmissão	Transmission	Furnas	49%	Desenvix	20%	In operation	Brazil
				J.Malucelli Energia	31%
Triângulo Mineiro Transmissora S.A.	Transmission	Furnas	49%	FIP - 51%	51%		Brazil
Paranaíba Transmissora de Energia S.A.	Transmission	Furnas	24.5%	Copel	24.5%	In operation	Brazil
				State Grid	51%
Central Eólica Famosa I	Generation - Parque Eólico Famosa I	Furnas	49%	PF Participações Ltda	51%	Pre-operation	Brazil
Central Eólica Pau Brasil	Generation - Parque Eólico Pau Brasil	Furnas	49%	PF Participações Ltda	51%	Pre-operation	Brazil
Central Eólica Rosada	Generation - Parque EOL Rosada	Furnas	49%	PF Participações Ltda	51%	Pre-operation	Brazil
Central Eólica de São Paulo	Generation - Parque EOL Rosada	Furnas	49%	PF Participações Ltda	51%	Pre-operation	Brazil
Vale do São Bartolomeu	Transmission	Furnas	39%	FIP	51%	Pre-operation	Brazil
				CELG GT	10%
Punaú I	Generation -	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
	EOL Punaú I			CGE Punaú I	0.01%
Carnaúba I	Generation -	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
	EOL Carnaúba I			CGE Carnaúba I	0.01%
Carnaúba II	Generation -	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
	EOL Carnaúba			CGE Carnaúba II	0.01%

Investments on Subsidiaries under Joint Control
Name	Purpose	Company	% Share	Other shareholders	% share	Status	Office
Carnaúba III	Generation -	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
	EOL Carnaúba			CGE Carnaúba III	0.01%
Carnaúba V	Generation -	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
	EOL Carnaúba			CGE Carnaúba V	0.01%
Cervantes I	Generation -	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
	EOL Cervantes			CGE Cervantes I	0.01%
Cervantes II	Generation -	Furnas	49%	FIP	50.99%	Pre-operation	Brazil
	EOL Cervantes			CGE Cervantes II	0.01%
Bom Jesus	Generation - EOL Bom Jesus	Furnas	49%	FIP	51%	Pre-operation	Brazil
Cachoeira	Generation - EOL Cachoeira	Furnas	49%	FIP	51%	Pre-operation	Brazil
Pitimbu	Generation - EOL Pitimbu	Furnas	49%	FIP	51%	Pre-operation	Brazil
São Caetano I	Generation - EOL São Caetano I	Furnas	49%	FIP	51%	Pre-operation	Brazil
São Caetano	Generation - EOL São Caetano	Furnas	49%	FIP	51%	Pre-operation	Brazil
São Galvão	Generation - EOL São Galvão	Furnas	49%	FIP	51%	Pre-operation	Brazil
Companhia Energética Sinop S.A	Generation -	Eletronorte	24.5%	FIP	51%	Pre-operation	Brazil
	UHE Sinop	Furnas	25%
Belo Monte Transmissora de Energia S.A	Transmission	Eletronorte	24.5%	State Grid Brazil Holding (SGBH)	51%	Pre-operation	Brazil
		Furnas	24.5%
Três Irmãos	Generation - UHE Três Irmãos	Furnas	49.9%	Fundo de Investimento em Participações Constantinopla	50.1%	Pre-operation	Brazil
São Manoel	Generation -	Furnas	33.3%	CWEI (Brasil)	33.3%	Pre-operation	Brazil
	UHE São			Participações
	Manoel			EDP Brasil	33.4%
Itaguaçu da Bahia	Generation -	Furnas	49%	Salus Fundo de Investimento	49%	Pre-operation	Brazil
	EOL Itaguaçu
	da Bahia			Casa dos Ventos Energia Renovável	2%
Complexo Sento Sé II	Generation - EOL Baraúnas	Chesf	49%	Brennand Energia S.A	50.9%	In operation	Brazil
	I; Morro Branco I e			Brennand Energia Eólica	0.1%
Complexo Sento Sé III	Generation - EOL Baraúnas	Chesf	49%	Brennand Energia S.A	50.9%	In operation	Brazil
	II e Banda de Couro			Brennand Energia Eólica	0.1%

Investments on Subsidiaries under Joint Control
Name	Purpose	Company	% Share	Other shareholders	% share	Status	Office
Complexo Chapada do Piauí I	Generation - EOL Ventos de Santa Joana IX ao XIII; XV e XVI	Chesf	49%	ContourGlobal do Brasil Holding	36%	In operation	Brazil
				Salus - Fundo de Investimento em Participações	14.9%
				Ventos Santa Joana Energias	0.1%
Complexo Chapada do Piauí II	Generation - EOL Ventos de Santa Joana I, III ao V, VI e Ventos Santo Augusto IV	Chesf	49%	ContourGlobal do Brasil Holding	46%	In operation	Brazil
				Salus - Fundo de Investimento em Participações	4.9%
				Ventos Santa Joana Energias	0.1%
Complexo Serra das Vacas	Generation - EOL Serra das Vacas I - IV	Chesf	49%	PEC Energia	51%	In operation	Brazil
Transenergia São Paulo	Transmission	Furnas	49%	J.Malucelli	51%	In operation	Brazil
Lago Azul Transmissora	Transmission	Furnas	49.9%	Celg Generation e Transmissão	50.1%	In operation	Brazil
Mata de Sta. Genebra Transmissora	Transmission	Furnas	49.9%	Copel Generation e Transmissão	50.1%	In operation	Brazil
Energia Olímpica	Transmission	Furnas	49.9%	Light S.A	50.1%	Pre-operation	Brazil
Manaus Transmissora de Energia S.A	Transmission	Eletronorte	30%	Abengoa Concessions Brasil Holding	50.5%	In operation	Brazil
		Chesf	19.5%
Inambari	UHE Inambari	Furnas	19.6%	OAS	51%	Suspended	Brazil/ Peru
		Eletrobras	29.4%
Companhia Transleste de Transmissão	Transmission	Furnas	25%	Alusa	41%	In operation	Brazil
				Cemig	24%
				EATE	10%

(*)	Information not audited by independent auditors.

16.6 – Stocks in guarantee

Taking into consideration the fact that the Company has several pending judicial proceedings in which it stands as defendant (See Note 31), stocks are offered in guarantee, in the appeals of these judicial proceedings, which represent 8.60% (7.25% on December 31, 2014) of the total investment portfolio, as follows:

12/31/2015
EQUITY	INVESTMENT VALUE	BLOCKING PERCENTAGE	BLOCKED INVESTMENT
CTEEP	924,185	99.55%	920,026
EMAE	296,828	100.00%	296,828
CESP	87,023	98.32%	85,561
AES TIETE	437,532	100.00%	437,532
COELCE	196,429	51.36%	100,886
CGEEP	17,662	100.00%	17,662
ENERGISA MT	385,318	89.06%	343,164
CELPA	42,379	100.00%	42,379
CELPE	28,859	100.00%	28,859
CEEE - GT	448,274	100.00%	448,274
CELESC	41,513	96.26%	39,960
ENERGISA	124,104	90.29%	112,054
CEMAR	653,419	97.62%	637,868

SUBTOTAL	3,683,525	8.60%	3,511,053

NOTE 17 – FIXED ASS ETS

The items under fixed assets relate primarily to infrastructure for electricity generation under non -extended concession, pursuant to the terms of Law No. 12,783/13.

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

	12/31/2015
	Gross value	Accumulated depreciation	Obligations linked to the Concession	Impairment (a)	Net Value
In service
Generation	46,003,180	(21,740,065)	(633,602)	(8,540,131)	15,089,382
Management	2,444,828	(1,445,137)	(25,518)	—	974,173
Distribution	1,398,468	(441,647)	—	—	956,821

	49,846,476	(23,626,849)	(659,120)	(8,540,131)	17,020,376
In progress					—
Generation	11,659,196	—	—	—	11,659,196
Management	799,908	—	—	—	799,908

	12,459,104	—	—	—	12,459,104

	62,305,580	(23,626,849)	(659,120)	(8,540,131)	29,479,479

	12/31/2014
	Gross value	Accumulated depreciation	Obligations linked to the Concession	Impairment (a)	Net Value
In service
Generation	43,466,067	(19,292,806)	(455,808)	(2,955,233)	20,762,220
Management	2,396,288	(1,302,020)	(26,927)	—	1,067,341
Distribution	1,398,468	(383,950)	—	—	1,014,518

	47,260,823	(20,978,776)	(482,735)	(2,955,233)	22,844,079

In progress
Generation	7,547,759	—	—	—	7,547,759
Management	713,710	—	—	—	713,710

	8,261,469	—	—	—	8,261,469

	55,522,292	(20,978,776)	(482,735)	(2,955,233)	31,105,548

(a)	See note 20, Impairment of long-term assets, and note 42, Operating Provisions, for further information.
(b)	See note 4 - XI, Risks related to compliance with laws and regulations

Adjustments in Fixed Assets

	Balance on 12/31/2014	Additions	Transfers	Deductions	Reclassification of Financial Asset (Unbundling)	Investigation findings (b)	Reclassification of Intangible (Unbundling)	Balance on 12/31/2015
Generation / Trade
In service	43,466,067	886	776,531	(304,835)	1,349,221	—	715,310	46,003,180
Accrued depreciation	(19,292,806)	(1,226,683)	(10,486)	57,138	(914,576)	—	(352,652)	(21,740,065)
In progress	7,547,759	3,908,372	(804,186)	(54,567)	1,022,207	(15,996)	55,606	11,659,196
Provision for recovery of assets (impairment) (a)	(2,955,233)	(5,729,304)	—	167,261	—	11,514	(34,369)	(8,540,131)
Special Obligations Linked to the Concession	(455,808)	—	(86,113)	4,084	(87,157)	—	(8,608)	(633,602)

	28,309,979	(3,046,729)	(124,254)	(130,919)	1,369,695	(4,482)	375,287	26,748,577
Distribution
Lease	1,398,468	—	—	—	—	—	—	1,398,468
Accrued depreciation	(383,950)	(57,697)	—	—	—	—	—	(441,647)

	1,014,518	(57,697)	—	—	—	—	—	956,821
Management
In service	2,396,288	24,358	34,701	(10,519)	—	—	—	2,444,828
Accrued depreciation	(1,302,020)	(132,790)	(22,854)	12,527	—	—	—	(1,445,137)
In progress	713,710	206,275	(84,236)	(35,841)	—	—	—	799,908
Special Obligations Linked to the Concession	(26,927)	—	—	1,409	—	—	—	(25,518)

	1,781,051	97,843	(72,389)	(32,424)	—	—	—	1,774,081

TOTAL	31,105,548	(3,006,583)	(196,643)	(163,343)	1,369,695	(4,482)	375,287	29,479,479

	Balance on 12/31/2013 Revised	Additions	Transfers	Deductions	Acquisition of subsidiary	Investigation findings (b)	Balance on 12/31/2014
Generation / Trade
In service	41,832,824	2,694	1,549,753	80,796	—		43,466,067
Accrued depreciation	(18,140,950)	(1,190,061)	(5,887)	44,092	—	—	(19,292,806)
In progress	7,059,539	2,594,000	(1,798,121)	(112,532)	—	(195,127)	7,547,759
Provision for recovery of assets (impairment) (a)	(2,699,425)	(731,552)	22,273	321,028	—	132,443	(2,955,233)
Special Obligations Linked to the Concession	(460,289)	—	—	4,481	—	—	(455,808)

	27,591,699	675,081	(231,982)	337,865	—	(62,684)	28,309,979
							—
Distribution							—
Lease	1,398,468	—	—	—	—	—	1,398,468
Accrued depreciation	(326,310)	(57,640)	—	—	—	—	(383,950)

	1,072,158	(57,640)	—	—	—	—	1,014,518
							—
Management							—
In service	2,112,331	111,902	87,572	(31,768)	116,251	—	2,396,288
Accrued depreciation	(1,179,851)	(148,973)	(20,889)	47,693	—	—	(1,302,020)
In progress	679,380	93,262	(78,532)	(12,601)	32,201	—	713,710
Special Obligations Linked to the Concession	(28,212)	—	—	2,927	(1,642)	—	(26,927)

	1,583,648	56,191	(11,849)	6,251	146,810	—	1,781,051
							—

TOTAL	30,247,505	673,632	(243,831)	344,116	146,810	(62,684)	31,105,548

(a)	See note 20 – Recoverable Value of Long-Term Assets and Note 42 – Operating Provisions ( reversions)
(b)	See note 4 - XI, Risks related to compliance with laws and regulations

	Balance on 01/01/2013 Revised	Additions	Transfers	Deductions	Impairment	Depreciation	Balance on 12/31/2013 Revised
Generation / Trade
In service	37,524,420	224,330	4,121,201	(37,127)	—	—	41,832,824
Accrued depreciation	(17,156,637)	—	—	—	—	(1,239,918)	(18,396,555)
In progress	8,808,361	2,490,820	(4,158,791)	(80,851)	—	—	7,059,539
Lease	1,338,787	—	—	—	—	(11,024)	1,327,763
Provision for recovery of assets (impairment) (a)	(1,803,142)	—	—	—	(896,283)	—	(2,699,425)

	28,711,789	2,715,150	(37,590)	(117,978)	(896,283)	(1,250,942)	29,124,146

Management
In service	2,139,463	18,580	76,702	(122,415)	—	—	2,112,331
Accrued depreciation	(1,130,055)	—	—	—	—	(49,796)	(1,179,851)
In progress	486,352	302,497	(102,026)	(7,443)	—	—	679,380

	1,495,761	321,077	(25,324)	(129,858)	—	(49,796)	1,611,860

(-)Special Obligations Linked to the Concession
Accumulated Reintegration	19,697	—	—	—	—	—	19,697
Consumer Contributions	—	—	—	—		—	—
Federal Government Participation	(177,802)	—	—	2,835	—	—	(174,967)
Donations and Grants for Investments	—	—	—	—	—		—
Federal Government, States and Municipality Participation	(19,389)	—	—	—	—	—	(19,389)
Amortization Reserves	(81,998)	—	—	—	—	—	(81,998)
Others	(233,210)	(2,997)	—	—	—	4,363	(231,844)

	(492,702)	(2,997)	—	2,835	—	4,363	(488,501)

TOTAL	29,714,848	3,033,230	(62,914)	(245,001)	(896,283)	(1,285,351)	30,247,505

(a)	See note 20 –Recoverable Value of Long-Term Assets and Note 42 – Operating Provisions ( reversions)

Average rate of depreciation and accumulated depreciation :

	12/31/2015		12/31/2014
	Average depreciation rate	Accrued depreciation	Average depreciation rate	Accrued depreciation
Generation
Hydraulic	2.30%	15,191,209	2.46%	13,156,910
Nuclear	3.33%	4,048,041	3.33%	3,701,375
Thermal	3.80%	2,418,294	2.43%	2,350,124
Wind	6.88%	81,935	4.00%	62,051
Commericalization	3.16%	586	3.15%	22,346

		21,740,065		19,292,806
Distribution	3.00%	441,647	3.33%	383,950

		441,647		383,950
Administration	6.73%	1,445,137	7.28%	1,302,020

		1,445,137		1,302,020

Total		23,626,849		20,978,776

NOTE 18 – FINANCIAL ASSET – CONCESSIONS AND ITAIPU

	12/31/2015	12/31/2014
Transmission Concessions
Financial Assets Annual Permitted Revenue	10,807,585	8,769,660
Financial Assets - Indemnifiable Concessions (*)	8,365,177	8,253,130

	19,172,762	17,022,790
Distribution Concessions
Financial Assets - Indemnifiable Concessions	4,119,004	7,495,755
Parcel A and Other Financial	86,102	740,257

	4,205,106	8,236,012
Generation Concessions
Financial Assets - Indemnifiable Concessions	2,554,211	1,811,630

	2,554,211	1,811,630

	25,932,079	27,070,432

Financial Asset Itaipu	3,449,566	5,336,351

	3,449,566	5,336,351

Total financial assets	29,381,645	32,406,783

Financial Assets - Current	965,212	3,437,521
Financial Assets - Non-current	28,416,433	28,969,262

Total financial assets	29,381,645	32,406,783

(*)	The amounts referring to the concession assets renewed according to Law 12,783/2013 and not yet ratified by the Grantor are presented in note 2.1.

18.1. – Financial Assets of Itaipu

	12/31/2015	12/31/2014
Accounts receivable	4,797,458	1,997,498
Compensation rights	1,513,373	1,184,475
Energy Suppliers - Itaipu	(2,368,925)	(2,648,864)
Compensation obligations	(3,570,899)	1,854,513

Total current assets	371,007	2,387,622

Accounts receivable	1,043,873	1,007,361
Compensation rights	5,975,584	5,468,642
Compensation obligations	(3,940,898)	(3,527,274)

Total non-current assets	3,078,559	2,948,729

Total assets	3,449,566	5,336,351

The effects of establishing the Itaipu financial assets are shown above and are detailed as follows:

18.1.1. – Values Resulting from Commercialization of Binational Itaipu Electricity

a) Adjustment factor

Under Law 11,480/2007, the adjustment factor was withdrawn from the financing agreements formalized with Itaipu Binational, and of the debt assignment agreements signed with the National Treasury, since 2007, guaranteeing for the Company complete maintenance of its flow or receipts.

As a result, Decree No. 6,265 of November 22, 2007 was published, regulating the commercialization of electricity from Itaipu Binational, defining the differential to be applied in the rate of transfer, creating an asset relating to the part of the calculated annual differential, equal to the annual adjustment factor withdrawn from the financing, to be included annually in the rate of transfer, beginning in 2008, used by the Company, preserving the flow of resources, originally established.

In this manner, it came to be included in the rate of transfer of power from Itaipu Binational, beginning in 2008, the differential resulting from the removal of the annual adjustment factor, whose values are defined annually through joint ministerial directive of the Ministries of Treasury and Mines and Energy. In the rate of transfer in effect in 2015, the amount equal to US$ 386,085 is included, which was received by the Company through collection of distribution companies, authorized under directive MME/MF 598/2014.

The balance resulting from the adjustment factor of Itaipu Binational, included under Financial Assets, presented in Noncurrent Assets, totals R$ 5,975,584 on December 31, 2015, equal to US$ 1,530,318 (December 31, 2014 – R$ 5,468,642, equal to US$ 2,058,822, of which R$ 3,940,898, equal to US$ 1,009,244, will be transferred to the National Treasury through 2023, as a result of the debt assignment operation performed between the Company and the National Treasury, in 1999.

These values will realized by their inclusion in the rate of transfer to be used through 2023.

b) Commercialization of electricity

Law 10,438 of April 26, 2002, attributed to the Company the responsibility for acquisition of all of the electricity produced by Itaipu Binational to be consumed in Brazil, becoming seller of that electricity.

In this manner, the equivalent of 131,218 GWh* (132,506 GWh* in 2014) was sold during 2015, while the power supply rate (purchase) used by Itaipu Binational is US$ 22.60/kW*, and the rate of transfer (sale) is US$ 38.07/KkW* (US$ 22.60/kW* - supply; US$ 26.05/kM* = rate of transfer in 2014).

The result of commercialization of the Itaipu Binational electricity, pursuant to the terms of Decree No. 4,550 of December 27, 2002, observing the amendments introduced under Decree No. 6,265 of November 22, 2007, is allocated as follows:

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

In 2015, there was a surplus in this activity of R$ 5,048,840 (R$ 3,242,451 deficit on December 31, 2014), the resulting obligation having been included under financial assets.

(*)	Information not examined by independent auditors

18.2. – Financial Assets – Public utility electricity concession

The financial assets - concession header, in the amount of R$ 25,845,977 (December 31, 2014 - R$ 27,070,432) relates to the realizable financial assets held by the companies from the Eletrobras System, in the distribution concessions, calculated by applying the mixed model, and in generation and transmission concessions, by application of the financial model, both as established in IFRIC 12.

18.3 – Amounts receivable from Parcel A and other financial components

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

18.3.1. Parcel A Variation Compensation Account - CVA

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

The totals recorded under current assets and liabilities relate to values already approved by ANEEL upon completion of the rate adjustment in 2015, and the totals recorded under noncurrent assets and liabilities represent an estimate of the CVA to be approved at the next rate adjustment in 2016.

	12/31/2015	12/31/2014
Parcel “A”
CVA
CCC	1,219	1,161
CDE	208,466	16,934
Basic Grid	7,537	29,969
Cost of Acquisition of Electricity	169,591	542,755
Transportation Itaipu	—	157
Transfer Itaipu	—	546
PROINFA	(2,907)	35,683
ESS and EER	(55,683)	(152,751)
Neutral Sector Fees	(658)	(17,288)
Overcontract	(169,615)	156,916
Other Financial Items	(71,848)	126,175

Total values of Parcel A and other financial items	86,102	740,257

Current Assets	578,654	606,984
Non-current assets	38,252	235,809

Current liabilities	(514,424)	(96,863)
Non-current liabilities	(16,380)	(5,673)

Total	86,102	740,257

18.3.2. Other financial items

•	CUSD financial adjustment - in adherence with the provisions from Article 7 of the Joint Ministerial Directive No. 25/2002;

•	Neutrality of Sector Charges - this refers to calculation of the monthly differences between the values of each item from sector charges in the period of reference and the respective amounts included in the previous process;

•	Exposure to Price Differences between Sub-markets - this refers to the rating of financial risks resulting from price differences between sub-markets, pursuant to Article 28 of Decree No. 5,163/2004.

•	Energy Overcontracting Transfer/Short-term Market Exposure - pursuant to REN No. 255/2007, as amended by REN No. 305/2008 and 609/2014, and in accordance with the criteria established in Dispatch No. 4,225/2013;

•	Eletronuclear Differential - corresponds to the difference between the rate used and the rate of reference between Furnas and Eletronuclear, as established by Law No. 12,111/2009.

•	Other - corresponds to the sum of all other values recorded by ANEEL as Financial Guarantees in regulated energy contracting (CCEAR), DIC/FIC compensation transfer, and others.

18.4 – Fee Adjustment

Concession contracts executed between power distribution companies and the Federal Government, with intermediation of ANEEL, set forth that annually there should be adjustment of the power value paid by the consumer. This adjustment, due to the method established by ANEEL, may be positive or negative and occurs annually, on the anniversary date of the distribution company.

According to the concession contract, the concessionaire income is split into two portions: A and B. The A portion, responsible for approximately 70% of the fee, includes costs deemed as non-manageable by the distribution company, that is, costs that do not depend on the direct control of the Company, as power purchased to be resold to consumers and fees and taxes that are legally determined.

The B portion, representing approximately 30% of the fee, include costs deemed as manageable. These are the costs that are subject to direct control of the concessionaire, which is fully able to manage them, including personnel costs, material costs and other activities directly related to operation and maintenance of distribution services, depreciation costs and compensation of investments made by the Company for the service.

Annual fee adjustments made in 2015, the value of the Power Development Account – CDE was subject to a significant increase compared to the fee adjustment in 2014, mainly due to the inclusion of the share set forth for the Concessionaire related to the ACR Account, that was not included in the calculation of the Extraordinary Fee Review that occurred in February 2015.

Note that this share is aimed to the beginning of the settlement of credit operations contracted by the Chamber of Trade of Power – CCEE in the management of the ACR Account, in compliance with the terms in Decree No. 8,221, from 2014, and Normative Resolution - REN No. 612, from 2014.

18.5 – Tariff Flags

Starting in 2015, power accounts shall apply the Tariff Flag System. Green, yellow, and red flags will be used to inform whether energy will cost more or less, based on power generation conditions.

In Brazil, electric power is mainly generated by hydroelectric power plants. In order to work, these power plants depend on rainfall and water levels of reservoirs. When not enough water is stored, thermoelectric power plants can be connected in order to save water from the reservoirs of the hydroelectric power plants. In this manner, generation costs increase, since such thermoelectric power plants use fuels such as natural gas, coal, fuel oil, and diesel. Additionally, when a lot of water is stored, it is not necessary to connect thermoelectric plants and generation costs will decrease.

Resolution number 1826, dated November 25, 2014, which ratified this and was published by ANEEL, determined the rates of the Company with already established prices for the rate structure. The application of these flags became a requirement starting in January, 2015.

Flags will be green, yellow, and red and will be applied according to load service conditions, which shall be the sum of Difference Settlement Price (PLD), Operative Marginal Costs (CMO) with charges for the Power Security System Services (ESS_SE)

Flags were adopted considering the following criteria: green flag is to be activated whenever power costs less than R$ 200/MWh, which means favorable conditions for power generation and there will be no addition to the fee. Yellow flag will be activated whenever the system operation cost is between R$ 200/MWh and R$ 350/MWh: less favorable generation conditions, and there will be an addition to the fee of R$ 2.50 for each 100kW/h consumed. Now, red flag will be activated whenever the operation cost is higher than R$ 350/MWh: more costly generation conditions, and fee will be added with R$ 4.50 for each 100kW/h consumed.

In short, the flag system, that started to be applied in January 2015, reflects the generation conditions and indicates to consumers the option to reduce consumption and influence the final cost of power generation. The system does not represent a proper increase in the fee, this is just a different way to present a cost that would be included in the fee, although with no visibility to the consumer, and that would be equally supported at the time of the annual fee adjustment.

(*)	Information not audited by the independent auditors

NOTE 19 – INTANGIBLE ASSETS

	Balance on 12/31/2014	ADDITIONS	DEDUCTIONS	COST / SERVICE TRANSFERS	RECLASSIFICATION AS FIXED (UNBUNDLING)	Balance on 12/31/2015
Related to Concession - Generation	500,285	37,336	(8,826)	(7,335)	(375,287)	146,173

In service	424,526	(5,897)	(8,826)	7,022	(326,105)	90,720

Intangible asset	902,720	9,507	(15,506)	7,022	(715,310)	188,433
Accrued amortization	(434,599)	(15,340)	—	—	352,652	(97,287)
Special obligations	(15,033)	—	6,744	—	7,991	(298)
Impairment	(28,562)	(64)	(64)	—	28,562	(128)
In Progress	75,759	43,233	—	(14,357)	(49,182)	55,453

Intangible asset	96,261	43,304	—	(14,357)	(55,606)	69,602
Special obligations	(14,695)	(71)	—	—	5,807	(8,959)
Impairment	(5,807)	—	—	—	617	(5,190)

Related to Concession - Distribution	357,791	(93,029)	(7,459)	(8,785)	—	248,518

In service	210,979	(122,113)	(8,683)	56,299	—	136,482

Intangible asset	1,764,919	150,278	(144,414)	88,865	—	1,859,648
Accrued amortization	(1,469,338)	(246,100)	54,792	—	—	(1,660,646)
Special obligations	(83,592)	(26,291)	80,939	(33,576)	—	(62,520)
Impairment	(1,010)	—	—	1,010	—	—
In Progress	146,812	29,084	1,224	(65,084)	—	112,036

Intangible asset	165,156	32,425	452	(66,324)	—	131,709
Special obligations	(19,354)	(3,341)	772	2,250	—	(19,673)
Impairment	1,010	—	—	(1,010)	—	—

Related to Concession - Transmission	4,558	83,735	—	99	—	88,392

In service	3,233	83,734	—	124	—	87,091

Intangible asset	3,565	87,462	—	124	—	91,151
Accrued amortization	(332)	(3,728)	—	—	—	(4,060)
In Progress	1,325	1	—	(25)	—	1,301

Intangible asset	1,325	1	—	(25)	—	1,301

Unrelated to Concession (Other intangible assets)	502,737	5,036	(16,692)	(39,013)	—	452,068

Management
In service	765,557	1,605	(2,698)	66,851	—	831,315
Accrued amortization	(420,336)	(56,295)	146	(1,999)	—	(478,484)
Impairment	(42,595)	—	1,852	—	—	(40,743)
In Progress	141,483	59,726	(6,278)	(34,781)	—	160,150
Others	58,628	—	(9,714)	(69,084)	—	(20,170)

Total	1,365,371	33,078	(32,977)	(55,034)	(375,287)	935,151

	Balance on 12/31/2013	ADDITIONS	DEDUCTIONS	COST / SERVICE TRANSFERS	RECLASSIFICATION AS FIXED (UNBUNDLING)	Balance on 12/31/2014
Related to Concession - Generation	172,777	(52,569)	14,884	365,193	—	500,285

In service	69,386	(72,144)	16,652	410,632	—	424,526

Intangible asset	503,573	—	(5,193)	404,340	—	902,720
Accrued amortization	(405,854)	(72,144)	—	43,399	—	(434,599)
Special obligations	(28,333)	—	—	13,300	—	(15,033)
Impairment	—	—	21,845	(50,407)	—	(28,562)

In Progress	103,391	19,575	(1,768)	(45,439)	—	75,759

Intangible asset	118,086	19,575	(1,768)	(39,632)	—	96,261
Special obligations	(14,695)	—	—	—	—	(14,695)
Impairment	—	—	—	(5,807)	—	(5,807)

Related to Concession - Distribution	220,077	(213,998)	65,730	182,822	103,160	357,791

In service	90,884	(237,636)	(8,594)	274,666	91,659	210,979

Intangible asset	1,478,117	1,729	(54,245)	214,153	125,165	1,764,919
Accrued amortization	(1,061,958)	(252,262)	7,260	(162,378)	—	(1,469,338)
Special obligations	(280,405)	—	22,922	207,397	(33,506)	(83,592)
Onerous concession contract	—	—	—	—	—	—
Impairment	(44,870)	12,897	15,469	15,494	—	(1,010)

In Progress	129,193	23,638	74,324	(91,844)	11,501	146,812

Intangible asset	154,296	20,218	1,790	(22,649)	11,501	165,156
Special obligations	(22,693)	—	(156)	3,495	—	(19,354)
Impairment	(2,410)	3,420	72,690	(72,690)	—	1,010

Related to Concession - Transmission	7,359	(3,825)	—	1,024	—	4,558

In service	2,252	(32)	—	1,013	—	3,233

Intangible asset	2,552	—	—	1,013	—	3,565
Accrued amortization	(300)	(32)	—	—	—	(332)
In Progress	5,107	(3,793)	—	11	—	1,325

Intangible asset	5,107	(3,793)	—	11	—	1,325

						—

Unrelated to Concession (Other intangible assets)	388,369	116,461	(1,871)	(222)	—	502,737

Management
In service	637,973	149	—	127,435	—	765,557
Accrued amortization	(342,318)	(58,970)	(2,005)	(17,043)	—	(420,336)
Impairment	—	2,733	—	(45,328)	—	(42,595)
In Progress	126,550	75,375	153	(60,595)	—	141,483
Others (1)	(33,836)	97,174	(19)	(4,691)	—	58,628

Total	788,582	(153,931)	78,743	548,817	103,160	1,365,371

	BALANCE ON 31/12/2012	ADDITIONS	REDUCTIONS	IMPAIRMENT	AMORTIZATION	TRANSFERS COST / SERVICE	BALANCE ON 31/12/2013
Related to Concession - Generation	669,007	29,256	(749)	—	(147,061)	(377,676)	172,777

In service	567,706	11,457	(749)	—	(147,061)	(361,967)	69,386

Intangible Assets	841,268	11,457	(749)	—	—	(361,771)	490,205
Accumulated amortization	(217,156)	—	—	—	(147,061)	—	(364,217)
Special obligations	(56,406)	—	—	—	—	(196)	(56,602)

Underway	101,301	17,799	—	—	—	(15,709)	103,391

Intangible Assets	116,053	17,904	—	—	—	(15,871)	118,086
Special obligations	(14,752)	(105)	—	—	—	162	(14,695)

Related to Concession - Distribution	190,555	42,576	(61,051)	256,210	(33,138)	(175,075)	220,077

In service	134,022	(92)	(61,051)	174,694	(34,131)	(122,558)	90,884

Intangible Assets	1,761,894	61	(162,901)	—	—	(131,329)	1,467,725
Accumulated amortization	(1,033,561)	—	—	—	(34,131)	—	(1,067,692)
Special obligations	(387,669)	(153)	101,850	—	—	5,567	(280,405)
Impairment	(206,642)	—	—	174,694	—	3,204	(28,744)

Underway	56,533	42,668	—	81,516	993	(52,517)	129,193

Intangible Assets	165,912	44,460	—	—	—	(56,076)	154,296
Special obligations	(25,453)	(1,792)	—	—	993	3,559	(22,693)
Impairment	(83,926)		—	81,516	—	—	(2,410)

Related to Concession - Transmission	—	8,113	(454)	—	(300)	—	7,359

In service	—	—	(454)	—	(300)	3,006	2,252

Intangible Assets	—	—	(454)	—	—	3,006	2,552
Accumulated amortization	—	—	—	—	(300)	—	(300)

Underway	—	8,113	—	—	—	(3,006)	5,107

Intangible Assets	—	8,113	—	—	—	(3,006)	5,107

							—

Not Related to the Concession (Other Intangible Assets)	345,001	77,264	(316)	—	(34,690)	1,108	388,369

Administration
In service	597,655	21,530	(322)	—	—	19,110	637,973
Accumulated amortization	(287,628)	—	—	—	(34,690)	—	(322,318)
Underway	68,818	55,734	—	—	—	(18,002)	106,550
Other	(33,844)	—	6	—	—	—	(33,836)

Total	1,204,563	157,209	(62,570)	256,210	(215,189)	(551,643)	788,582

Intangible assets are primarily amortized during the concession period.

The final term for concessions of distribution companies of Eletrobras ended on July 7, 2015. As mentioned in Note 2, ANEEL clarified that even with termination of contractual terms “Concessions shall remain in effect for the period needed to prepare evaluations and calculations required to organize bidding processes that will grant the replacing concessions, which term shall not be less than twenty-four months.” In view of this definition, distribution companies of the Eletrobras Group proceeded to reclassify the financial asset for the intangible asset proportionally, corresponding to the twenty-month period.

NOTE 20 – IMPAIRMENT OF LONG-LIVED ASSETS

The Company estimated the recoverable value of its long-lived assets based on the value in use, considering that there is no active market for the infrastructure related to the concession. The value in use is appraised based on the present value of the estimated future cash flow.

The assumptions used consider the best estimate by the Company Administration regarding future trends in the electricity sector and are based both on external sources of information and historic data of the cash generating units. The cash flow was projected based on the operating results and projections of the Company until the end of the concession. When the need is identified to establish an impairment provision of long-term assets, this provision is recorded in the period results under Operating Provisions.

The following assumptions were considered:

•	Growth compatible with historic data and growth perspectives on the Brazilian economy;

•	Discount rate (after tax) specific for each segment: 7.50% for generation, 7.00% for transmission, and 7.01% for distribution (6.69% for generation, 6.57% for transmission, and 6.14% for distribution in 2014) obtained using the methodology generally applied by the market, taking into consideration the average weighted cost of capital;

•	The Company treated all of its projects as independent cash-generating units.

In the year ending on December 31, 2015, the subsidiary Eletronuclear recognized an impairment provision in the amount of R$ 4,961,597, related to the enterprise Usina Angra 3 power plant, causing a corresponding reduction in power, plant and equipments (see note 17), which counterpart is in the operating provisions account. On December 31, 2015, the accrued “impairment” value of Usina Angra 3 PP&E in fixed assets was R$ 5,922,141 (R$ 960,544 in December 2014).

The Company defines the Angra 3 power plant enterprise as a cash generating unit for purposes of impairment test and uses the value in use to determine the recoverable value.

Due to notifications received and negotiations in progress with enterprise suppliers, there has been a schedule change in the expectation for conclusion, due to temporary suspension of contracts for 90 days extendable to up to 120 days. With this rescheduling, the new conclusion date is in December 2020, with synchronization estimated to occur on December 31, 2018. These facts have also given rise to new risk evaluations imputable to the context of execution of the enterprise. The Company has evaluated that such events comprised, as of September 30, 2015, evidences sufficiently relevant for the impairment test of the period.

The method applied for the impairment test of the plant enterprise consider as recoverable asset the costs realized by the date of these consolidated financial statement, comparing with discounted cash flow extended by the termination of the economic use life of the Plant, which corresponds to 40 years, starting at the new go-live date, May 1, 2019, considering as economic use life the period of operation license compatible with Usina Angra as similar project.

The discount rate was calculated using the WACC (Weighted Average Cost of Capital) method, considering traditionally and usually accepted parameters.

Due to the impairment test in the period, the discount rate was increased, by 0.96%, from 4.51% (December 31, 2014) to 5.47% (September 30, 2015). This rate was maintained for the impairment test again on December 31, 2015. The main factors collaborating for such increase were:

1. Beta update: to calculate beta, beta weight of comparable companies used in Technical Note ANEEL 381/2012 was used, updated to December 31, 2015 and leveraged by the project capital structure. The adoption of this calculation for beta is due to the fact that no power generation company with open capital in Brazil holds nuclear power generation assets, contrary to the sample of companies used in the calculation of beta by ANEEL, that includes American companies with at least two nuclear power generation plants.

2. Consideration of an additional risk (alpha) related to project execution;

Another significant assumption used to calculate the impairment of the Angra 3 power plant is the synergy between the plants. Usinas Angra 2 and Angra 3 are result of similar projects and for this reason use the cost parameters of Angra 2 in Angra 3. There will be a gain in cost/productivity at Angra 3, because of the lack of need to duplicate all the cost generating activities, because common areas will be used by both plants.

The synergy for the project, considering internal studies based on the use of labor from the subsidiary Eletronuclear, pointed to a level of approximately 24.5% for the estimate of operating cost PMSO of Usina Angra 3 in the impairment test.

The total budget of the project was updated for December 2015, in order to reflect the impact of significant variations in inflation and exchange rates, as well as the rescheduling of activities due to the new work schedule.

It is important to note that on January 14, 2016, Law No. 13,255 was enacted, estimating the income and setting the expenses of the Federal Government for the fiscal year 2016, including the Investment Budget of the companies where the Federal Government, directly or indirectly, holds the majority of shares with voting rights, and including approval of the determination and execution for the Investment in the project “Deployment of Usina Termonuclear de Angra 3”, that is held by Eletronuclear. It is understood that upon evaluation by the Mixed Commission of Plans, Public Budgets, and Supervision by the National Congress, as well as the plenary session of the National Congress, the work “Deployment of Usina Termonuclear de Angra 3” is ready to maintain its physical, budget, and financial execution.

An audit procedure is ongoing at the Federal Court of Accounts, according to the electromechanic assembly contract of Usina de Angra 3. In February 2016, Eletronuclear was notified about the request of financial and economic information regarding power plant. According to said notification, the process is to be sent to the National Congress to be examined and evaluated regarding the proceeding or suspension of the physical, budget, and financial execution of the work. Eletronuclear has responded to the notification and is waiting for TCU’s analysis.

In June 2016, the Company has recognized an additional impairment over Usina de Angra 3. For more details, see note 48.6.

The Company continues to monitor estimates and risks associated to determine the recoverable value of this enterprise and, to the extent that new negotiations, new studies, or new information appear and require changes in the business plan of the enterprise, they will be updated to reflect such changes.

Analysis determined the need to establish/(reverse) provision for losses in the following projects in 2015:

Transmission

Cash Unit Generation	12/31/2014	Additions	Reversals	12/31/2015
CC 061- 2001	—	174,389	—	174,389
Estação Retificadora / Inversora	43,909	—	(43,909)	—
CC 005- 2012 Jardim NSra Socorro	46,788	43,042	—	89,830
CC 018- 2012 Mossoró Ceará Mirim	61,681	38,816	—	100,497
CC 019- 2012 Igaporã Pindaí	59,678	—	(38,172)	21,506
LT Ribeiro Gonçalves - Balsas	73,317	—	(37,743)	35,574
Linha Verde Transmissora de Energia S/A	100,494	—	(35,788)	64,706
SE Coletora Porto Velho	—	34,123	—	34,123
CC 010- 2011 Paraíso Lagoa Nova	12,246	32,554	—	44,800
CC 020- 2010 Igaporâ BJLapa	37,669	31,599	—	69,268
CC 018- 2009 Eunáp TFreitas C2	7,784	22,448	—	30,232
CC 015- 2012 Camaçari IV Pirajá	—	18,060	—	18,060
CC 006- 2009 Suape II e III	105,933	—	(17,832)	88,101
CC 017- 2012 Mirueira Jaboatão	20,290	10,894	—	31,184
CC 014- 2008 Eunápolis TFreitas	53,962	10,811	—	64,773
CC 017- 2009 Natal III Sta Rita	48,837	10,680	—	59,517
LT Campos Novos - Nova Santa Rita	22,089	8,733	—	30,822
SE Miranda II	—	7,079	—	7,079
Others	275,043	66,978	—	342,021

Total	969,720	510,206	(173,444)	1,306,482

Generation

Cash Unit Generation	12/31/2014	Additions	Reversals	12/31/2015
UTN Angra 3	960,544	4,961,597	—	5,922,141
Candiota II Fase B	35,412	84,527	—	119,939
Eólica Coxilha Seca	—	81,142	—	81,142
UHE Samuel	340,888	76,744	—	417,632
Eólica Hermenegildo III	—	75,598	—	75,598
Eólica Hermenegildo II	—	65,815	—	65,815
UHE Simplício	440,276	—	(60,056)	380,220
Eólica Hermenegildo I	—	56,301	—	56,301
UTE Mauá	—	102,191	—	102,191
UTE Aparecida	—	50,508	—	50,508
UTE Camaçari	365,709	—	(21,944)	343,765
UTE Batalha	553,622	5,723	—	559,345
UHE Passo São João	151,311	—	(33,179)	118,132
Casa Nova	111,515	51,981		163,496
Others	230,853	—	(26,742)	204,111

Total	3,190,130	5,612,127	(141,921)	8,660,336

Distribution

Concession	12/31/2014	Additions	Reversals	12/31/2015
Amazonas D	119,041	—	(119,041)	—
Cepisa	232,442	98,383	(40,578)	290,247
Eletroacre	60,026	54,924	(24,142)	90,808
Ceron	84,503	23,914	(48,532)	59,885
Boa Vista	—	77,400	—	77,400

Total	496,012	254,621	(232,293)	518,340

The impairment amount recognized in the balance sheet, by operational segment, is demonstrated below:

	12/31/2015
	Generation	Transmission	Distribution	Total
Fixed	8,540,131	—	—	8,540,131
Intangible	120,205	—	—	120,205
Financial Asset	—	1,306,482	518,340	1,824,822

Total	8,660,336	1,306,482	518,340	10,485,158

	12/31/2014
	Generation	Transmission	Distribution	Total
Fixed	2,955,233	—	—	2,955,233
Intangible	234,897	—	—	234,897
Financial Asset	—	969,720	496,012	1,465,732

Total	3,190,130	969,720	496,012	4,655,862

NOTE 21 – SUPPLIERS

	12/31/2015	12/31/2014
CURRENT
Goods, Materials, and Services	8,369,303	5,027,213
Energy Purchased for Resale	1,514,499	1,958,150
CCEE - Short - term energy	244,705	503,771

	10,128,507	7,489,134
NON- CURRENT
Goods, Materials, and Services	134,436	128,541
Energy Purchased for Resale	9,314,985	9,918,826

	9,449,421	10,047,367

	19,577,928	17,536,501

The balance of suppliers refers mainly to three Private Debt Acknowledgment Instruments and respective payment plan signed with Petrobras Distribuidora S/A by the subsidiary Amazonas Energia, for the supply of petroleum derivatives, signed on 12/31/2014, in the sums of i) R$ 3,257,366; ii) R$ 2,925,921; and iii) R$ 1,018,441. The instruments will be amortized in 120 (one hundred twenty) successive monthly payments, at the daily prorated variation, considered from the date of signing of the contract until the date of its maturation, where the first payment was due on 02/20/2015, and the last will be due on 01/30/2025.

NOTE 22 – CUSTOMER ADVANCES

	12/31/2015	12/31/2014
CURRENT
Advance sale of energy - ALBRAS	54,832	52,813
Customer advances - PROINFA	593,404	448,759

	648,236	501,572

NON- CURRENT
Advance sale of energy - ALBRAS	659,082	718,451

	659,082	718,451

TOTAL	1,307,318	1,220,023

22.1. – ALBRÁS

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

Contract Date
CLIENT	Start	End	Volume in Average Megawatts (MW)
Albrás	07/01/2004	12/31/2024	750 through 12/31/2006 and 800 beginning 01/01/2007
BHP	07/01/2004	12/31/2024	from 353,08 to 492

The position and movement of this liability are demonstrated as follows:

YEAR	AMOUNTS RELEASED	AMORTIZATIONS MADE	GAINS	BALANCE	CURRENT	NON-CURRENT
12/31/2015	1,200,000	(462,305)	(23,781)	713,914	54,832	659,082
12/31/2014	1,200,000	(408,237)	(20,499)	771,264	52,813	718,451
12/31/2013	1,200,000	(356,707)	(18,131)	825,162	48,910	776,252

22.2. – PROINFA

PROINFA, established by Law 10.438/2002 and amendments thereto, has the purpose of diversifying the Brazilian energy matrix with the use of renewable energy sources, through economic leveraging of available resources and applicable technologies.

The Company ensures the purchase of the electricity produced during the 20-year period, beginning in 2006, and transfers this energy to the distribution concessionaires, free consumers, and independent producers, excluding low-income consumers, in the proportion of their consumption.

The distribution and transmission concessionaires pay to the Company the value of energy in shares, equal to the cost corresponding to the interest held by captive consumers, free consumers, and independent producers connected to their installations, in twelfths, in the month prior to that of the energy consumption.

The operations relating to the purchase and sale of energy in the context of PROINFA do not affect the results of the Company.

(*) information not audited by independent auditors

NOTE 23 – FINANCING AND LOANS

23.1. Global Reversion Reserve (RGR)

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

Eletrobras will pay back the resources withdrawn from the RGR and used in granting loans to companies of the Brazilian electric sector, with interest of 5% per annum. On December 31, 2015, the balance of resources taken from the Fund totaled R$ 6,439,374 (December 31, 2014 - R$ 7,421,796), included under the item Financing and loans, liabilities.

The resources that make up the RGR Fund are not part of these statements, constituting a separate entity in relation to the Company.

23.2. Composition of loans and financing:

	12/31/2015
	CURRENT CHARGES		PRINCIPAL
	Avg. Rate	Value	CURRENT	NON CURRENT
Financial Institutions
Foreign currency

Banco Interamericano de Desenvolvimento - BID	4.40%	2,197	102,130	551,140
Corporación Andino de Fomento - CAF	2.73%	6,462	562,372	994,374
Kreditanstalt fur Wiederaufbau - KFW	2.73%	19	—	251,801
Eximbank	2.00%	839	71,187	106,769
BNP Paribas	1.57%	396	136,192	685,780
Others		4,243	126,161	757,302

		14,156	998,042	3,347,166
Bonus
Expiration 07/30/2019	6.87%	114,839	—	3,904,800
Expiration 10/27/2021	5.75%	70,944	—	6,833,400

		185,783	—	10,738,200

		199,939	998,042	14,085,366

National Currency
Global Reverse Reserve		—	—	6,439,373
Banco do Brasil		76,226	402,598	5,861,368
Caixa Econômica Federal		97,404	196,538	6,759,638
BNDES		564,986	1,230,372	7,332,179
Promissory Notes		9,135	200,000	—
Other Financial Institutions		(9,227)	258,435	1,695,888

		738,524	2,287,943	28,088,446

		938,463	3,285,985	42,173,812

	12/31/2014
	CURRENT FEES		PRINCIPAL
	Avg. Rate	Value	CURRENT	NON CURRENT
Financial Institutions
Foreign currency

Banco Interamericano de Desenvolvimento - BID	4.40%	2,011	59,447	444,382
Corporación Andino de Fomento - CAF	2.25%	7,802	764,924	1,058,960
Kreditanstalt fur Wiederaufbau - KFW	2.73%	15	—	191,173
Eximbank	2.00%	805	48,797	121,985
BNP Paribas	1.17%	196	91,988	590,238
Others		1,709	18,693	222,912

		12,538	983,849	2,629,650
Bonus
Expiration 11/30/2015	7.75%	6,077	796,860	—
Expiration 07/30/2019	6.87%	89,281	—	2,656,200
Expiration 10/27/2021	5.75%	55,153	—	4,648,350

		150,511	796,860	7,304,550

		163,049	1,780,709	9,934,200

National Currency
Global Reverse Reserve		—	—	7,421,796
Banco do Brasil		68,748	208,513	5,031,220
Caixa Econômica Federal		61,696	1,087,851	3,930,663
BNDES		351,669	846,501	6,419,772
Other Financial Institutions		42,933	319,862	1,869,943

		525,046	2,462,727	24,673,394

		688,095	4,243,436	34,607,594

Subsidiary Eletrosul, on September 8, 2015, issued commercial promissory notes, in a single series, with 200 (two hundred) commercial promissory notes, with par value of R$ 1.000, in a total of R$ 200,000, due in 180 days upon issuance, compensated at 111.5% CDI. On August 4, 2015, the amount of R$ 200,000 was acquired with Caixa Econômica Federal as loan to be used in the deployment of aeolic enterprises at the parks Coxilha Seca, Galpões and Capão do Inglês.

On June 28, 2013, a contract was executed between Subsidiary Eletronuclear and Caixa Econômica Federal (CEF) for the amount of R$ 3,800,000, to fund part of the enterprises in Angra 3. The contract term is for 25 tears, from the execution date, with interest rate at 6.5% p.a. On July 27, 2015, the first request of disbursement was submitted to CEF, in the amount of R$ 1,983,570.

Eletrobras signed a contract to open a credit in the gross amount of R$ 6,500,000, with the Caixa Econômica Federal and Banco do Brasil, with remuneration of 119.5% of the accumulated variation of the DI Rate, to meet its needs for working capital and its investment plan. As of December 31, 2014 the company had made the first two installments of disbursement totaling R$ 4,500,000, with R$ 2,769,231 being disbursed by the Banco do Brasil and R$ 1,730,769 by the Caixa Econômica Federal. The first and the second installment of the disbursement will have a grace period for payment of the principal values until August 24, 2016 and November 25, 2016, respectively. The third installment of the disbursement, taken out on January 30, 2015 in the amount of R$ 2,000,000, with R$ 1,230,769 disbursed by the Banco do Brasil and R$ 769,231 by the Caixa Econômica Federal, has a grace period for payment of the principal values until February 25, 2016.

Debts are guaranteed by the Federal Government and/or Eletrobras, subject to fees, which average rate in 2015 is 9.40% p.a. (5.20% p.a. in 2014), and with the following profile:

	12/31/2015		12/31/2014
	Balance thousand reais	%	Balance thousand reais	%
Foreign currency
Unindexed USD	11,121,630	24%	8,260,761	21%
USD with LIBOR	3,729,245	8%	3,222,835	8%
EURO	251,820	1%	221,513	1%
YEN	178,794	0%	171,586	—
Others	1,858	—	1,262	—

Subtotal	15,283,347	33%	11,877,958	30%

National Currency
CDI	11,410,983	25%	9,598,423	24%
IPCA	532,754	1%	—	—
TJLP	6,594,316	14%	5,826,925	15%
SELIC	2,636,254	6%	2,829,818	7%
Others	3,287,732	7%	1,793,468	5%

Subtotal	24,462,039	53%	20,048,634	51%

Unindexed	6,652,874	14%	7,612,533	19%

Total	46,398,260	100%	39,539,125	100%

The long-term portion of loans and financing is scheduled to mature as follows:

	2017	2018	2019	2020	2021	Após 2021	Total
Consolidated	5,174,201	4,853,454	6,984,856	2,845,230	9,242,886	13,073,185	42,173,812

23.3. – Operation of financial leasing:

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

The reconciliation of the total of future minimum payments on financial leases of the Company and its current value is demonstrated in the table below:

	12/31/2015	12/31/2014
Less than one year	209,226	209,226
More than one year and less than five years	836,902	836,902
More than five years	924,081	1,133,305
Future financing costs on the financial leases	(718,054)	(852,772)

Total financial lease minimum payments	1,252,155	1,326,661

Less than one year	132,972	74,507
More than one year and less than five years	431,363	388,860
More than five years	687,820	863,294

Present value of payments	1,252,155	1,326,661

23.4. – GUARANTEES

The Company participates in the capacity of an intervening guarantor for several companies whose secured amounts, projections and amounts already paid are shown in the following tables:

Company	Project	Financing Bank	Model	Subsidiary Share	Financed value	Outstanding Balance on 12/31/2015	Guarantee Balance Eletrobras	Guarantee End
Eletrobras	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,095,590	20,956	1/15/2042
Eletrobras	Norte Energia	CEF	SPE	15.00%	1,050,000	1,105,927	11,059	1/15/2042
Eletrobras	Norte Energia	BTG Pactual	SPE	15.00%	300,000	315,979	3,160	1/15/2042
Eletrobras	Norte Energia	Contract Compliance Guarantee	SPE	15.00%	156,889	94,140	941	4/30/2019
Eletrobras	Rouar	CAF	SPE	50.00%	38,805	38,805	388	9/30/2017
Eletrobras	Mangue Seco 2	BNB	SPE	49.00%	40,951	37,846	378	10/14/2031
Eletrosul	ESBR	BNDES	SPE	20.00%	727,000	896,664	8,967	8/15/2034
Eletrosul	ESBR	BNDES	SPE	20.00%	232,500	236,520	2,365	1/15/2035
Eletrosul	ESBR	BNDES REPASSE	SPE	20.00%	717,000	905,294	9,053	8/15/2034
Eletrosul	ESBR	BNDES REPASSE	SPE	20.00%	232,500	238,070	2,381	1/15/2035
Eletrosul	Cerro Chato I, II e III	Banco do Brasil	SPE	100.00%	223,419	128,308	1,283	7/15/2020
Eletrosul	RS Energia	BNDES	SPE	100.00%	126,221	65,321	653	6/15/2021
Eletrosul	Artemis Transmissora de Energia	BNDES	SPE	100.00%	170,029	45,416	454	10/15/2018
Eletrosul	Porto Velho Transmissora de Energia	BNDES	SPE	100.00%	283,411	258,645	2,586	8/15/2028
Eletrosul	UHE Mauá	BNDES	SPE	49.00%	182,417	148,872	1,489	1/15/2028
Eletrosul	UHE Mauá	BNDES/Banco do Brasil	SPE	49.00%	182,417	148,892	1,489	1/15/2028
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	183,330	139,178	1,392	7/15/2026
Eletrosul	SC Energia	BNDES/Banco do Brasil	Corporate	100.00%	50,000	17,297	173	5/15/2019
Eletrosul	SC Energia	BNDES/BDRE	Corporate	100.00%	50,000	17,247	172	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	103,180	34,555	346	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	67,017	29,946	299	3/15/2021
Eletrosul	UHE São Domingos	BNDES	Corporate	100.00%	207,000	185,737	1,857	6/15/2028
Eletrosul	RS Energia	BNDES	SPE	100.00%	41,898	31,249	312	3/15/2027
Eletrosul	RS Energia	BNDES	SPE	100.00%	9,413	8,270	83	8/15/2027
Eletrosul	RS Energia	BNDES	SPE	100.00%	12,000	6,799	68	8/15/2027
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	14,750	11,502	115	7/15/2026
Eletrosul	Corporate Projects Eletrosul	Banco do Brasil	Corporate	100.00%	250,000	223,702	2,237	11/15/2023
Eletrosul	Teles Pires	BNDES	SPE	24.50%	296,940	339,515	3,395	2/15/2036
Eletrosul	Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	294,000	338,346	3,383	2/15/2036
Eletrosul	Teles Pires	Emissão de Debêntures	SPE	24.50%	160,680	211,162	2,112	5/30/2032
Eletrosul	Livramento Holding	BNDES	SPE	49.00%	91,943	75,244	752	6/15/2030
Eletrosul	Chuí Holding	BNDES	SPE	49.00%	186,082	188,903	1,889	12/15/2031
Eletrosul	Transmissora Sul Brasileira de	BNDES	SPE	80.00%	209,974	194,085	1,941	7/15/2028
Eletrosul	nsmissora Sul Brasileira de Energia S	Emissão de Debêntures	SPE	80.00%	62,040	76,152	762	9/15/2026
Eletrosul	Costa Oeste Transmissora de Energia S.A.	BNDES	SPE	49.00%	17,846	16,198	162	11/1/2022
Eletrosul	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	197,950	211,335	2,113	6/16/2031
Eletrosul	Santa Vitória do Palmar Holding S.A.	BRDE	SPE	49.00%	98,000	107,021	1,070	6/16/2031
Eletrosul	Transmissora Sul Litorânea do Brasil	BNDES	SPE	51.00%	252,108	247,485	2,475	2/15/2029
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	29,854	56,503	565	12/30/2038
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	136,064	195,298	1,953	12/30/2042
Eletrosul	Eólica Hermenegildo I S/A	Emissão de Debêntures	SPE	99.99%	79,100	81,751	818	1/18/2016
Eletrosul	Eólica Hermenegildo I S/A	Emissão de Debêntures	SPE	99.99%	32,000	33,073	331	1/18/2016
Eletrosul	Eólica Hermenegildo II S/A	Emissão de Debêntures	SPE	99.99%	79,100	81,751	818	1/18/2016
Eletrosul	Eólica Hermenegildo II S/A	Emissão de Debêntures	SPE	99.99%	17,100	17,673	177	1/18/2016
Eletrosul	Eólica Hermenegildo III S/A	Emissão de Debêntures	SPE	99.99%	66,800	69,039	690	1/18/2016
Eletrosul	Eólica Hermenegildo III S/A	Emissão de Debêntures	SPE	99.99%	21,500	22,221	222	1/18/2016
Eletrosul	Eólica Chuí IX S/A	Emissão de Debêntures	SPE	99.99%	25,000	25,793	258	1/18/2016
Eletrosul	Eólica Chuí IX S/A	Emissão de Debêntures	SPE	99.99%	11,000	11,369	114	1/18/2016
Eletrosul	Complexo Eólico Livramento - Entorno II	CEF	Corporate	100.00%	200,000	213,130	2,131	8/7/2017
Eletrosul	Corporate Projects Eletrosul 2	BTG Pactual	Corporate	100.00%	200,000	209,135	2,091	3/6/2016
Eletronorte	São Luis II e III	BNDES	Corporate	100.00%	13,653	8,727	87	11/15/2024
Eletronorte	Miranda II	BNDES	Corporate	100.00%	47,531	23,596	236	11/15/2024
Eletronorte	Ribeiro Gonç./Balsas	BNB	Corporate	100.00%	70,000	60,278	603	6/3/2031
Eletronorte	Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	21,179	212	1/10/2029
Eletronorte	UHE Tucuruí	BNDES	Corporate	100.00%	931,000	76,580	766	9/15/2016
Eletronorte	Substation Nobres	BNDES	Corporate	100.00%	10,000	7,256	73	3/15/2028
Eletronorte	Substation Miramar/Tucuruí	BNDES	Corporate	100.00%	31,000	23,760	238	8/15/2028

Company	Project	Financing Bank	Model	Subsidiary Share	Financed value	Outstanding Balance on 12/31/2015	Guarantee Balance Eletrobras	Guarantee End
Eletronorte	Expansion Substation Lechuga	BNDES	Corporate	100.00%	35,011	27,061	271	10/15/2028
Eletronorte	Norte Brasil Transmissora	BNDES	SPE	49.00%	514,500	486,790	4,868	12/15/2029
Eletronorte	Norte Brasil Transmissora	Emissão de Debêntures	SPE	49.00%	98,000	128,811	1,288	9/15/2026
Eletronorte	Linha Verde Transmissora	BASA	SPE	100.00%	185,000	196,577	1,966	11/10/2032
Eletronorte	Manaus Transmissora	BNDES	SPE	30.00%	120,300	104,315	1,043	12/15/2026
Eletronorte	Power Transmission Station	BNDES	Corporate	100.00%	505,477	440,302	4,403	11/15/2028
Eletronorte	Power Transmission Station	BASA	Corporate	100.00%	221,789	225,225	2,252	7/10/2031
Eletronorte	Power Transmission Station	BASA	Corporate	100.00%	221,789	219,803	2,198	10/15/2030
Eletronorte	Rio Branco Transmissora	BNDES	Corporate	100.00%	138,000	118,355	1,184	3/15/2027
Eletronorte	Transmissora Matogrossense Energia	BASA	SPE	49.00%	39,200	39,819	398	2/1/2029
Eletronorte	Transmissora Matogrossense Energia	BNDES	SPE	49.00%	42,777	32,073	321	5/15/2026
Eletronorte	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	30,851	309	12/31/2016
Eletronorte	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	30,984	310	12/31/2016
Eletronorte	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	32,533	325	12/31/2016
Eletronorte	Belo Monte Transmissora de Energia S. A.	Itau BBA	SPE	24.50%	49,735	57,237	572	6/18/2016
Eletronorte	Belo Monte Transmissora de Energia S. A.	Santander	SPE	24.50%	49,000	55,674	557	6/18/2016
Eletronorte	Norte Energia	BNDES	SPE	19.98%	2,697,300	2,791,326	27,913	1/15/2042
Eletronorte	Norte Energia	CEF	SPE	19.98%	1,398,600	1,473,095	14,731	1/15/2042
Eletronorte	Norte Energia	BTG Pactual	SPE	19.98%	399,600	420,884	4,209	1/15/2042
Eletronorte	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	135,828	1,358	7/28/2029
Eletronorte	Deployment PAR and PMIS	BNDES	Corporate	100.00%	743,382	357,912	3,579	12/15/2023
Eletronuclear	Angra III	BNDES	Corporate	100.00%	6,146,256	3,203,974	32,040	6/15/2036
Chesf	ESBR	BNDES	SPE	20.00%	727,000	896,664	8,967	8/15/2034
Chesf	ESBR	BNDES	SPE	20.00%	232,500	236,520	2,365	1/15/2035
Chesf	ESBR	BNDES REPASSE	SPE	20.00%	717,000	905,294	9,053	8/15/2034
Chesf	ESBR	BNDES REPASSE	SPE	20.00%	232,500	238,070	2,381	1/15/2035
Chesf	Manaus Transmissora	BNDES	SPE	19.50%	78,195	67,540	675	12/15/2026
Chesf	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,095,590	20,956	1/15/2042
Chesf	Norte Energia	CEF	SPE	15.00%	1,050,000	1,105,927	11,059	1/15/2042
Chesf	Norte Energia	BTG Pactual	SPE	15.00%	300,000	315,979	3,160	1/15/2042
Chesf	IE Madeira	BASA	SPE	24.50%	65,415	76,321	763	7/10/2032
Chesf	IE Madeira	BNDES	SPE	24.50%	455,504	404,196	4,042	2/15/2030
Chesf	IE Madeira	Emissão de Debêntures	SPE	24.50%	85,750	115,626	1,156	3/18/2025
Chesf	Corporate Projects Chesf 1	Banco do Brasil	Corporate	100.00%	500,000	385,092	3,851	9/28/2018
Chesf	Corporate Projects Chesf 2	CEF	Corporate	100.00%	400,000	354,678	3,547	2/27/2019
Chesf	IE Garanhuns s/a	BNDES	SPE	49.00%	175,146	168,030	1,680	12/15/2028
Chesf	Corporate Projects Chesf 3	BNDES	Corporate	100.00%	727,560	282,223	2,822	11/15/2023
Chesf	Corporate Projects Chesf 4	BNDES	Corporate	100.00%	475,454	194,825	1,948	11/15/2023
Furnas	UHE Batalha	BNDES	Corporate	100.00%	224,000	165,314	1,653	12/15/2025
Furnas	UHE Simplício	BNDES	Corporate	100.00%	1,034,410	705,108	7,051	7/15/2026
Furnas	UHE Baguari	BNDES	Corporate	100.00%	60,153	39,726	397	7/15/2026
Furnas	SEVERAL	Banco do Brasil	Corporate	100.00%	750,000	758,922	7,589	10/31/2018
Furnas	Rolagem BASA 2008	Banco do Brasil	Corporate	100.00%	208,312	211,777	2,118	2/7/2018
Furnas	Innovation project	FINEP	Corporate	100.00%	268,503	163,880	1,639	11/15/2023
Furnas	Corporate fionancing	Banco do Brasil	Corporate	100.00%	400,000	430,918	4,309	12/6/2023

Company	Project	Financing Bank	Model	Subsidiary Share	Financed value	Outstanding Balance on 12/31/2015	Guarantee Balance Eletrobras	Guarantee End
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,594,159	1,968,315	19,683	3/15/2034
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,574,659	2,033,066	20,331	3/15/2034
Furnas	UHE Santo Antônio	BASA	SPE	39.00%	196,334	247,102	2,471	12/15/2030
Furnas	UHE Santo Antônio	Emissão de Debêntures	SPE	39.00%	163,800	204,398	2,044	1/24/2023
Furnas	UHE Santo Antônio	Emissão de Debêntures	SPE	39.00%	273,000	318,042	3,180	3/1/2024
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	435,508	405,692	4,057	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	217,754	205,308	2,053	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	4,009	3,083	31	9/15/2027
Furnas	Centroeste de Minas	BNDES	SPE	49.00%	13,827	10,924	109	4/15/2023
Furnas	Serra do Facão	BNDES	SPE	49.47%	257,263	218,804	2,188	6/15/2027
Furnas	Goiás Transmissão	BNDES	SPE	49.00%	49,000	49,372	494	12/1/2031
Furnas	Goiás Transmissão	BNDES	SPE	49.00%	64,435	58,977	590	1/15/2027
Furnas	MGE	BNDES	SPE	49.00%	58,359	49,163	492	1/15/2027
Furnas	Transenergia São Paulo	BNDES	SPE	49.00%	9,212	8,641	86	12/15/2028
Furnas	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	28,235	282	10/15/2029
Furnas	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	28,425	284	10/15/2029
Furnas	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	29,757	298	10/15/2029
Furnas	IE Madeira	BASA	SPE	24.50%	65,415	76,321	763	7/10/2032
Furnas	IE Madeira	BNDES	SPE	24.50%	455,504	404,196	4,042	2/15/2030
Furnas	IE Madeira	Emissão de Debêntures	SPE	24.50%	85,750	115,626	1,156	3/18/2025
Furnas	Teles Pires	BNDES	SPE	24.50%	296,940	339,515	3,395	2/15/2036
Furnas	Teles Pires	BNDES	SPE	24.50%	294,000	338,346	3,383	2/15/2036
Furnas	Teles Pires	Emissão de Debêntures	SPE	24.50%	160,680	211,162	2,112	5/31/2032
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	2,418	2,033	20	5/15/2023
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	5,536	4,997	50	3/15/2028
Furnas	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	139,274	1,393	7/28/2029
Furnas	Mata de Santa Genebra	Emissão de Debêntures	SPE	49.90%	234,031	234,031	2,340	3/12/2016
Amazonas	Amazonas	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	2,405,979	2,297,400	22,974	1/30/2025
Eletroacre	Eletroacre	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	91,774	87,568	876	1/30/2025
Boa Vista	Boa Vista	Confissão de Dívida - Petrobras/BR	Corporate	100.00%	19,320	17,665	177	12/31/2024
Cepisa	Corporate Project	CEF	Corporate	100.00%	94,906	50,146	501	8/30/2016

Total					46,270,960	41,822,565	418,226

The Company recorded under the heading of operational provisions for noncurrent liabilities the fair value of the amounts guaranteed by the Company over resources already released by the financing banks. The provision is made based on the fair value of the guarantee of Eletrobras, as shown below:

Provision Value:
Guarantee due on 12/31/2012	189,113
Changes in the period	83,682

Guarantee due on 12/31/2013	272,795
Changes in the period	115,165

Guarantee due on 12/31/2014	387,960
Changes in the period	30,266

Guarantee due on 12/31/2015	418,226

a)	UHE Simplício - project of the subsidiary Furnas, with an installed generating capacity of 333.7 MW*. The project has 100% Furnas participation. Therefore, the guarantee of the Company is 100% of the financing.

b)	UHE Mauá - project with an installed capacity of 361 MW, in partnership with the subsidiary Eletrosul (49%) and Copel (51%). In this hydroelectric power plant, there are two contracts with BNDES, direct and indirect, and the Company intervenes as the grantor of 49% of the two contracts.

c)	UHE Jirau - SPE Energia Sustentável do Brasil, formed by the subsidiaries Eletrosul, CHESF and GDF Suez Energy, with installed capacity of 3,750 MW. For the project two loans were taken out with BNDES, one direct and the other indirect, via intermediary banks, to be paid in 240 months. The company is guaranteeing the participation of each of its subsidiaries-Eletrosul (20%) and CHESF (20%).

d)	UHE Santo Antônio - SPE Santo Antônio Energia, formed by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia - FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. and Andrade Gutierrez Participações S/A, with an installed capacity of 3,568.80 MW*. The Company is a consenting intervening party in financing with the BNDES and with the Banco da Amazônia, with its intervention limited to the participation of Furnas (39%).

e)	UHE Foz do Chapecó - SPE Foz do Chapecó Energia, whose power plant has an installed capacity of 855MW*, has the Company as guarantor of the contractual instruments with the BNDES, totaling, in substitution of Bank Financing previously contracted, limited to the percentage of Furnas in SPE (40%).

f)	UHE Baguari - Corporate Project of Furnas, with 140MW* of installed capacity. The Company is the guarantor of 15% of the financing contract with the BNDES.

g)	UHE Serra do Facão - SPE Serra do Facão, formed by Furnas (49.47%), Alcoa Alumínio S.A. (34.97%), DME Energética (10.09%) and Camargo Corrêa Energia S.A. (5.47%) with an installed capacity of 212.58 MW*. The guarantee by the Company in relation to the financing with the BNDES relates to the participation of Furnas in the project.

h)	Norte Brasil Transmissora - SPE, with participation of Eletronorte (49%) and has as its objective the implementation, operation and maintenance of the Porto Velho/Araraquara transmission line, with an extension of 2,375 km*.

i)	Manaus Transmissora de Energia - SPE, which has the participation of Eletronorte (30%) and Chesf (19.5%) has as its objective to implement and operate 4 substations and a 585 km* transmission line (LT Oriximiná/Itacoatiara/Cariri). The company provides guarantees on two loans in this project (BASA and BNDES).

j)	Mangue Seco 2 - SPE with a 49% participation of the Company and 51% of Petrobras for the construction and operation of three wind farms in Guararé, in Rio Grande do Norte. In this project the Company provided a guarantee, proportional to its participation in the long-term financing agreement with the BNB.

k)	UHE Batalha - Corporate project of Furnas with capacity to generate 52.5 MW, with financing with the BNDES. The Company acts as a guarantor of this contract.

l)	IE Madeira - SPE Interligação Elétrica, with participation of Furnas (24.5%) and Chesf (24.5%). In this project, there is a counter guarantee of the Company in the Bank Financing Contracts, in guarantee of the short-term loan from the BNDES, limited to the participation of its subsidiaries. There is also a short-term loan from BNDES, in which the company acts as an intervening party in proportion to its subsidiaries.

m)	UHE Belo Monte - SPE Norte Energia, with an installed capacity of 11,233 MW*, of Chesf (15%), Eletronorte (19.98%) and Eletrobras (15%) in addition to other partners. The provision of the guarantee of the Company in favor of the SPE for the obligations by the insurer JMALUCELLI, under the guarantee insurance contract. The Company is also involved in a short term loan agreement with the BNDES.

n)	Angra III - the company is the guarantor for the financing of Eletronuclear with the BNDES, to build the corporate project of the UTN Angra III.

o)	Norte Energia S.A. - specific purpose closed-capital company, which object is the engagement in every activity required for deployment, operation, maintenance, and exploration of Usina Hidrelétrica de Belo Monte (UHE Belo Monte). The Company holds 49.98% of the capital stock of Norte Energia.

(*)	information not audited by independent auditors

NOTE 24 – DEBENTURES

Subsidiary	Issuer	Date of Issue	Principal characteristics	Interest rate	Expiration	Balance on 12/31/2015	Balance on 12/31/2014
Eletronorte	Issued by ETE (incorporated by Eletronor	June/2011	Private subscription of the first issuance by the Subsidiary, subscribed in favor of Fundo de Desenvolvimento da Amazônia - FDA, and maintained under custody of the operating agent of the Contract, Banco da Amazônia S.A., with guarantee under collateral, in four series, all convertible into shares of the SPE, with and without voting rights.	TJLP + 1.65% p.a.	07/10/2031	219,803	219,418

CELG-D	1st Issue	04/03/2014	Simple debenture, in single series, with additional guarantee, non-convertible into shares, subject to public distribution with limited distribution efforts.	100%CDI + 7.44% p.a.	04/03/2019	—	285,346

Eletrosul	SPE Chuí IX - 1st Issue	10/20/2014	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 1.90% p.a.	01/18/2016	25,807	25,516

Eletrosul	SPE Chuí IX - 2nd Issue	05/20/2015	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 3.45% p.a.	01/18/2016	11,355	—

Eletrosul	SPE Hermenegildo I - 1st Issue	10/20/2014	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 1.90% p.a.	01/18/2016	81,751	80,732

Eletrosul	SPE Hermenegildo I - 2nd Issue	05/20/2015	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 3.45% p.a.	01/18/2016	33,073	—

Eletrosul	SPE Hermenegildo II - 1st Issue	10/20/2014	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 1.90% p.a.	01/18/2016	81,751	80,732

Eletrosul	SPE Hermenegildo II - 2nd Issue	05/20/2015	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 3.45% p.a.	01/18/2016	17,673	—

Eletrosul	SPE Hermenegildo III - 1st Issue	10/20/2014	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread de 1.90% p.a.	01/18/2016	69,039	68,179

Eletrosul	SPE Hermenegildo III - 2nd Issue	05/20/2015	Simple debenture, non-convertible into shares, in single series, chirographic, with additional guarantee subject to public distribution with limited distribution efforts.	100% CDI + spread 3.45% p.a.	01/18/2016	22,222	—

						562,474	759,923

On October 19, 2015, SPEs Eólica Hermenegildo I, Eólica Hermenegildo II, Eólica Hermenegildo III and Eólica Chuí IX made the first amendment of Debentures of 1st and 2nd issuance, in the total amount of R$ 331,600, changing the due date from October 20, 2015 to January 16, 2016 and changing the compensation fee to CDI + 3.45% p.a. Two dates were set for the payment of interest, on October 20, 2015, where R$ 44,169 were paid, and another one for the new due date.

NOTE 25 – COMPULSORY LOAN

The Compulsory Loan on the consumption of electric energy, established by Law No. 4,156/1962 in order to generate resources for expansion of the Brazilian electric sector, was eliminated by Law No. 7,181 of December 20, 1983, which set the date of December 31, 1993 as the deadline for the collection.

In the first phase of this compulsory loan, which ended with the advent of Decree-Law No. 1,512/1976, the collection of the tax reached many classes of energy consumers, and taxpayer credits were represented by bearer bonds issued by the Company.

The second time, which began with the provisions in the aforementioned Decree-Law, the Compulsory Loan in question began to be charged only from industries with a monthly energy consumption higher than 2,000 kwh*, and taxpayer credits were no longer represented by bonds, but simply carried by the Company.

The remaining Compulsory Loan balance, after the fourth conversion into shares, on April 30 of 2008, related to credits created from 1988 to 2004, is registered under current and non-current liabilities, maturing starting in 2008, and are remunerated at the rate of 6% a year, plus monetary update based on the variation of the IPCA-E, and as of December 31, 2015, correspond to R$ 523,635 (December 31, 2014 – R$ 519,674), of which R$ 466,005 are non-current (December 31, 2014 – R$ 469,459).

The Bearer Bonds issued due to the Compulsory Loan are not securities, are not tradable on the stock market, are not priced and are not payable. In this way, the Company’s administration clarifies that the Company has no debentures in circulation.

The emission of these securities derived from a legal imposition, and not a corporate decision by the Company. Likewise, its taking by bondholders was not an act of their will, but a legal duty, by force of Law No. 4,156/1962.

The CVM (Brazilian securities commission), in a decision by its collegiate issued in administrative process CVM RJ 2005/7230, lodged by holders of the mentioned securities, affirmed in a document that “the obligations issued by the Company due to Law No. 4,156/1962 cannot be considered market securities.”

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

Therefore, the Bearer Obligations issued in the first phase of this compulsory loan, as decided by the CVM, are not to be confused with debentures. In addition, by force of the provisions of Article 4, § 11 of Law No. 4,156/1962, and Article 1 of Decree No. 20,910/1932, they are unenforceable, a condition confirmed in Informational 344 of the Supreme Court (STJ), which states that these Obligations cannot be used as guarantees for tax enforcement action, since they are not liquid and are not debentures.

As such, the liabilities related to the Compulsory Loan refer to residual credits, created from 1988 to 1994, from industrial consumers with consumption greater than 2,000 kWh*, in the second phase of this Compulsory Loan, as well as to interest on those credits not claimed, as shown:

	12/31/2015	12/31/2014
CURRENT
Interest payable	57,630	50,215

NON-CURRENT
Credits received	466,005	469,459

TOTAL	523,635	519,674

NOTE 26 – FUEL CONSUMPTION ACCOUNT – CCC

The Fuel Consumption Account (CCC), created by Decree No. 73,102, of November 7, 1973, is intended to combine the prorating of fuel consumption costs in the generation of thermoelectric energy, especially in the Northern region of the country.

According to Law No. 8,631, of March 04, 1993, the Company manages the sums collected by the concessionaire of the public service of electrical energy, and credits them to the Fuel Consumption Account (CCC), for the annual fees destined to expenditures with fuel for the generation of electrical energy. The sums recorded under current assets, in counterpart to current liabilities, are funds available, kept in a restricted account, and the amounts not paid by concessionaires.

	12/31/2015	12/31/2014

Current Assets	195,966	521,964
Non-current assets	13,331	3,944

Total	209,297	525,908

Current Liabilities	—	301,471
Non-current liabilities	452,948	474,770

Total	452,948	776,241

The enactment of Law No. 12,783/2013 extinguished the mandatory nature of contributing to this charge, for concessionaires of the public service of electrical energy.

NOTE 27 – TAXES PAYABLE AND INCOME TAX AND SOCIAL CONTRIBUTIONS - LIABILITY

27.1. Taxes payable

	12/31/2015	12/31/2014
Current Liabilities:
Taxes withheld at source (IRRF)	239,721	177,357
PASEP and COFINS	577,998	196,440
ICMS	211,659	286,142
PAES / REFIS	185,441	243,349
INSS/FGTS	139,792	120,135
Others	201,967	144,745

Total	1,556,578	1,168,168

	12/31/2015	12/31/2014
Non-Current Liabilities:
PASEP and COFINS	75,323	39,548
Deferred PASEP and COFINS	181,991	—
PAES / REFIS	595,691	756,478
INSS/FGTS	31,884	22,809
Others	15,420	18,716

Total	900,309	837,551

27.2. Income taxes and social contributions

	12/31/2015	12/31/2014
Current Liabilities
Current Income Tax	431,712	13,938
Current Social Contribution	149,632	4,200

	581,344	18,138

Non-Current Liabilities

Deferred IRPJ/CSLL	1,003,796	569,380

27.3. Reconciliation of the computed income tax and social contributions based on the losses before taxes and social contribution applied at the statutory rates to the actual expense

	12/31/2015		12/31/2014		12/31/2013 Revised
	IRPJ	CSLL	IRPJ	CSLL	IRPJ	CSLL
Loss before IRPJ and CSLL	(11,207,024)	(11,207,024)	(4,457,135)	(4,457,135)	(4,824,982)	(4,824,982)

Total IRPJ and CSLL calculated at the rates of 25% and 9%, respectively	2,801,756	1,008,632	1,114,284	401,142	1,206,246	434,248

Effect of additions and exclusions
Dividend revenue	15,563	20,350	25,555	9,198	25,319	9,115
Equity Method	132,862	47,830	(304,210)	(109,516)	44,442	15,999
Provision for decrease in market value	—	—	(27,726)	(9,981)	—	—
Operational Provision	—	—	(798,787)	(287,563)	(612,907)	(220,647)
Deferred taxes not recognized/write off	(4,001,603)	(1,402,293)	(2,006,687)	(799,097)	(1,451,467)	(522,528)
Fiscal incentives	18,088	—	111,197	2,075	—	—
Deferred taxes recognized from previous fiscal years	—	—	812,366	294,192	—	—
Other additions and exclusions	476,987	171,715	(94,020)	(32,940)	(227,812)	(66,686)

Total income (expense) IRPJ and CSLL	(556,347)	(153,765)	(1,168,029)	(532,490)	(1,016,179)	(350,499)

Effective rate	4.96%	1.37%	26.21%	11.95%	21.06%	7.26%

27.4. Tax Incentives - SUDENE

Provisional Measure 2,199-14, of August 24, 2001, amended by Law 11,196, of November 21, 2005, allowed companies located in the Northeast Region with ventures in the infrastructure sector considered by act of the Executive branch to be a priority for regional development, to reduce the income tax amount owed for the purpose of investing in projects of installation, expansion, modernization or diversification.

Regarding concession contracts no. 006/2004 of generation, and no. 061/2001 of transmission (both signed by the CHESF), the right to the incentive reducing 75% of income tax covers the years of 2008 to 2017. For transmission contracts numbers 008/2005 and 007/2005, the right to the reduction incentive was granted for the period, 2011 to 2020. For contracts with a tax incentive, the income tax rate of 25% becomes 6.25%.

27.5. Special payment plan - PAES

The subsidiaries Furnas, Eletrosul, Eletroacre and Distribuição Alagoas chose to refinance tax debts. The refinanced term is limited to 180 months, and the balance owed is corrected by the long-term interest rate (TJLP) and SELIC rate.

27.6. Tax Recovery Program (REFIS) - Law 12,865/2013

On December 30, 2013, Furnas chose the REFIS, for processes related to the PASEP, COFINS and PASEP/COFINS taxes.

The financing term is limited to 180 months and the outstanding balance is adjusted according to SELIC.

27.7- Deferred PASEP and COFINS on Active Foreign Exchange Variation

On April 1, 2015, Decree No. 8,426 was enacted, reestablishing to 0.65% and 4%, respectively, the PIS/PASEP and COFINS rates incurring on financial income from corporations subject to the non-accrual regime, in effect on July 1, 2015.

However, with Decree No. 8,451, published on May 19, 2015, the Federal Government reestablished to zero the PIS/PASEP and COFINS rates incurring on financial income arising out of monetary adjustments, due to the foreign exchange rate, for (I) exporting of goods and services abroad; and (ii) obligations undertook by the corporation, including loans and financing.

Considering that Decree No. 8,451 established the maintenance of the zero rate only for the above-mentioned operations, the Controller started paying, at the settlement of the corresponding transaction, the PIS/PASEP and COFINS contributions incurring on monetary changes arising out of foreign currency variations in loan agreements granted by the Company.

In this context, due to the deferred taxation of exchange variation for the time of settlement of the operation, the Controller recognized in non-current liabilities differed PIS/PASEP and COFINS in the amounts of R$ 25,440 and R$ 156,551, respectively.

NOTE 28 – REGULATORY FEES

	12/31/2015	12/31/2014
CURRENT LIABILITIES
RGR share	154,753	229,178
CDE share	38,979	8,827
PROINFA share	45,819	28,466
Compensation for the use of hydric resources	56,932	66,006
Rate for Energy Services Supervision	5,223	4,072
Research and Development R&D	356,920	371,367
Energy Efficiency Program - PEE	24,397	167,446
Others	12,377	54,935

	695,400	930,297

NON-CURRENT LIABILITIES
RGR share	8,184	32,975
Research and Development R&D	404,623	348,308
Energy Efficiency Program - PEE	49,388	48,844
Others	—	179,594

	462,195	609,721

TOTAL	1,157,595	1,540,018

28.1. Global Reversal Reserve - RGR

Concessionaires of the Public Service of Electrical Energy are responsible for contributing to the formation of the RGR, by paying a share named Reversal and Takeover of Electrical Energy Services, of up to 2.5% of the value of investments made by concessionaires and permit-holders, limited to 3% of annual revenue. The value of the share is calculated as a component of the cost of concessionaire’s service.

Concessionaires pay their annual share into the Fund, which is not controlled by the Company, in an attached bank account managed by the Company, which manages the account within the limits established by Law No. 5,655/1971 and later amendments, also not reflected in the Company’s Financial Statements, since it is an entity independent of the Company.

According to Art. 20 of Law No. 12,431, 2011, this fee was extended until 2035, whereas it had originally been established to expire at the end, 2010. With the publishing of Law No. 12,783/2013, starting on January 1, 2013, the following were no longer required to pay into the RGR annually:

a) Concessionaires and permit-holders of the public service of electrical energy distribution;

b) Concessionaires of the public service of electrical energy transmission tendered after September 12, 2012; and

c) Concessionaires of the public service of transmission and generation of electrical energy renewed in accordance with Law No. 12,783/2013.

28.2. Energy Development Account (CDE)

The Energy Development Account (CDE) is intended to promote the development of energy in the states, projects to universalize electrical energy services, the program to subsidize low-income consumers, and expansion of the natural gas grid to serve states that do not yet have pipelines.

The CDE was created on April 26, 2002 and is managed by the Company, fulfilling a program set out by the Ministry of Mines and Energy, and does not affect the Company’s results.

The CDE is also used to guarantee the competitiveness of energy produced from alternative sources (eolic, small hydroelectric plants and biomass) and from national mineral coal.

Starting in 2013, as one of the instruments to enable a reduction in light bills, this contribution was reduced to 25% of the current rate.

28.3. PROINFA

The Federal government program for the development of projects to diversify Brazil’s energy grid and foster alternative sources of electrical energy, created by Law 10.438, of April 2002, is managed by the Company and seeks regional solutions for the use of renewable energy sources.

The PROINFA establishes the operation of 144 plants, totaling 3,299.40 MW* of installed capacity. The plants in the program account for the generation of approximately 12,000 gWh/year – an amount capable of supplying about 6.9 million residences and equivalent to 3.2% o the total annual consumption in the country. The 3,299.40 MW* contracted are divided into 1,191.24 MW* from 63 Small Hydroelectric Plants (PCHs), 1,422.92 MW* from 54 eolic plants, and 685.24 MW* from 27 plants based on biomass. This energy is guaranteed contracting for 20 years by the Company. Operations performed under PROINFA do not affect the Company’s results (which is responsible for payment).

(*)	information not audited by independent auditors

28.4. Financial compensation for the use of water resources

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

As established by Law No. 8,001, of March 13, 1990, with the amendments given by Laws No. 9,433/1997, 9,984/2000 and 9,993/2000, 45% of the resources are destined for cities affected by the UHE reservoirs, while states are entitled to another 45%. The Union gets the remaining 10%. Generators characterized as Small Hydroelectric Plants (PCHs) are exempt from payment of this financial compensation.

The concessionaires pay 6.75% of the value of energy produced as Financial Compensation.

28.5. Fee for Oversight of Electrical Energy Services

The Fee for Oversight of Electrical Energy Services (TFSEE) was created by Law No. 9,427, of December 26, 1996, and regulated by Decree No. 2,410, of November 28, 1997, to create revenue for the National Electrical Energy Agency, to cover its administrative and operating expenses.

The TFSEE is equivalent to 0.5% of the economic value added by a concessionaire, permit-holder or authorization holder, including in cases of independent production and self-production, the exploration of services and electrical energy facilities.

The TFSEE is owed since January 1, 1997, and is set annually by ANEEL and paid in twelve monthly payments.

28.6 – Research and Development – R&D

Electricity concessionaires must, annually, apply the minimum amount equal to 1% of its net adjusted operating revenue on research and development for the electric sector, under the terms in Law No. 9,991, dated July 24, 2000.

The R&D funds aim to pay for studies and researches in planning the expansion of the energy system, as well as the inventory and feasibility needed to enjoy the hydro-electric potential.

Compliant with the terms in said regulations, as counterpart to amounts recorded in the liabilities, concessionaires account for in the result, in research and development, as operating income deduction.

NOTE 29 – SHAREHOLDERS´COMPENSATION

	12/31/2015	12/31/2014
CURRENT
Unclaimed dividends	40,518	58,091
Dividends Retained	3,004	6,311

	43,522	64,402

29.1. – Dividends Retained from Previous Fiscal Years

In January, 2010, the Company’s board of directors ordered payment of the balance of the Special Undistributed Dividend Reserve, in four annual payments starting in fiscal year 2010, inclusive.

29.2. – Unclaimed Dividends

The balance of the remuneration to shareholders, demonstrated in current liabilities, contain the sum of R$ 40,518 (R$ 58,091 on December 31, 2014), which was unclaimed remuneration from the fiscal years, 2012, 2013, and 2014. The remuneration for 2011 and earlier has prescribed, according to the Company’s bylaws.

NOTE 30 – POST-EMPLOYMENT BENEFITS

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

The charts below present a conciliation of the present value of the defined benefit obligations and the fair value of assets whose values are recorded on the balance sheets for pension benefits and for all other post-employment benefits. Next we will present the consolidated results of the Eletrobras group. The most recent actuarial valuation of plan assets and of the present value of the defined benefits obligation was conducted on December 31, 2015.

The balance of post-employment benefit obligations is presented below:

Post-employment benefit obligations - values recognized in balance sheet	2015	2014

Defined pension benefit plans	1,693,130	1,885,914
Health and life insurance plans	272,296	374,252
Other post-employment benefit obligations	8,259	—

Total post-employment benefit obligations	1,973,685	2,260,166

CURRENT	114,861	258,898

NON-CURRENT	1,858,824	2,001,268

a) Conciliation of the liability of pension plans and other benefits

Post-employment benefit obligations - values recognized in balance sheet and financial statements	2015	2014	2013

Present value of actuarial obligations, covered as a whole or in part	17,867,309	18,494,073	17,196,047
Fair value of plan assets (-)	(18,905,009)	(19,300,597)	(17,830,733)

Net Liabilities / (Assets)	(1,037,700)	(806,524)	(634,686)

Effect of restriction on asset	1,890,266	1,916,652	1,241,668
Actuarial debt contracted between sponsor and plan	842,672	1,271,936	949,797
Financial debt contracted between sponsor and plan	157,757	191,664	85,903

Value of post-employment benefits liability/(assets)	1,693,130	1,885,914	1,123,599

Current service cost	(53,494)	(47,310)	85,557
Cost of net interest	125,220	70,338	195,397

Actuarial Expenses / (Income) recognized in the fiscal year	71,727	23,028	280,954

Post-employment benefit obligations - values recognized in balance sheet and financial statements	2015	2014	2013

Present value of actuarial obligations, covered as a whole or in part	272,296	374,252	360,173
Fair value of plan assets (-)	—	—	—

Net Liabilities / (Assets)	272,296	374,252	360,173

Liabilities / (Asset) of other post-employment benefits	272,296	374,252	360,173

Current cost of service	14,147	19,238	—
Cost of net interest	43,639	42,626	36,383

Actuarial expense / (income) recognized in the year	57,786	61,864	36,383

b) Disclosure of Defined Benefit Pensions

Consolidated results of defined pension benefits - conciliation of the present value of defined benefit obligations:

Chart b.1 - Defined benefit pension plans - Activity of present value of actuarial obligations	2015	2014

Value of actuarial obligations in the beginning of the year	18,494,073	17,196,047
(Sale) / Acquisition of subsidiary (*)	(68,269)	65,303
Current cost of service	86,483	84,100
Interest on actuarial obligation	2,167,943	2,009,652
Benefits paid in the year (-)	(1,455,594)	(1,302,903)
(Gain)/Loss on actuarial obligations arising out of remeasurement	(1,357,326)	441,874
Actuarial (gains) losses due to changes in demographic assumptions	25,321	(74,348)
Actuarial (gains) losses due to changes in financial assumptions	(1,309,909)	455,898
Actuarial (gains) losses due to adjustments by experience	(72,738)	60,324

Present value of actuarial obligations in the end of the year	17,867,309	18,494,073

Consolidated results of defined benefit pensions - conciliation of the fair value of assets of plans:

Chart b.2 - Defined pension benefits plans - Changes and composition of fair value of assets	2015	2014

Fair value of adssets at the beginning of year	19,300,597	17,830,733
Acquisition of subsidiary (*)	(63,327)	52,699
Benefits paid during the year (-)	(1,455,594)	(1,302,903)
Participant’s contribution during the year	139,977	134,426
Employer’s contributions during the year	211,355	238,939
Assets expected return during the year	2,291,003	2,103,348
Gain/(Loss) on assets of the plan (excluding interest income)	(1,519,001)	243,355

Fair value of assets at the end of the year	18,905,009	19,300,597

Effective income of assets in the year	772,002	2,346,703

*	Acquisition of subsidiary (See Note 43)

Consolidated results of pension benefits - Amounts recognized in other comprehensive income:

	2015	2014	2013
Other comprehensive income (ORA) accrued Pension Program	2,321,962	1,945,074	646,897

	2015	2014	2013
Actuarial gains (losses) recognized in ORA in the year for deferred taxes - Pension Program	(376,887)	(1.298.178)	811,935

c) Disclosure of Other Post-employment Benefits

Consolidated results of other post-employment benefits - conciliation of present value of defined benefit obligations:

Chart c.1 - Other post-employment benefits – Activity of present value of actuarial obligations	2015	2014	2013

Value of actuarial obligations at the start of the year	364,821	360,173	433,695
Current cost of service	14,147	19,260	—
Interest on actuarial obligations	43,639	42,604	36,383
Benefits paid in the year	(11,249)	(14,977)	(10,197)
(Gain)/loss on actuarial obligations arising from remeasurement	(139,062)	(32,808)	(99,708)
Actuarial (gains) losses derived from changes in demographic premises	(29,682)	29,384	—
Actuarial (gains) losses derived from changes in financial premises	(49,624)	119,803	(179,178)
Actuarial (gains) losses derived from adjustments for experience	(59,756)	(181,995)	79,470

Present value of actuarial obligations at year end	272,296	374,252	360,173

Consolidated results of other post-employment benefits – Sums recognized in Other Comprehensive Income:

	2015	2014	2013
Other accrued comprehensive income (ORA) - Other post-employment benefits	46,326	185,388	218,196

	2015	2014	2013
Actuarial gains (losses) recognized in ORA at exercise - Other post-employment benefits	139,062	32,808	99,708

d) Actuarial and economic assumptions

The actuarial assumptions presented below are used to determine the defined benefit obligation and expenses for the year.

Economic Hypothesis
	2015	2014
Annual actuarial discount rate (i)	13.16% to 13.27%	12.19% to 12.27%
Annual actual actuarial discount rate	7.26% to 7.36%	6.12% to 6.20%
Projected average increase in wages	5.50% to 9.57%	6.78% to 9.80%
Projected average increase in benefits	5.50%	5.72%
Actual annual rate of change in medical costs	0% to 6.18%	1.00% to 5.64%
Average annual inflation rate	5.50%	5.72%
Expected return on plan assets (ii)	13.16% to 13.27%	12.19% to 12.27%

Demographic Hypothesis
	2015	2014
Turnover rate	0%;2.80%;80% T1 Service Table	0%;(2/participant age)- 0,04;80% T1 Service Table
Mortality table, active and inactive	AT-2000;AT-2000 BASIC;AT-83 BASIC F;AT-2000 (D10);AT-2000 (suavizada 10%);AT-83 BASIC M	AT-2000;AT-83 BASIC F;AT- 2000 (D10);AT-2000 (softened 10%) M&F;AT-83 BASIC M;AT-83 M&F;AT-83 BASIC F
Disability mortality table	AT-83;AT-83 (D10);AT-49 DES 2 years;MI-85;AT-49 M;AT-49 M&F;AT-49 (M&F) AGR 100%;RP - 2000 Disable;AT-83M (atoned by 5%);RP 2000 Disable M&F;RRB 1983	AT-83;AT-83 (D10);AT-49 DES 2 years;MI-85;AT-49 M;AT-49 M&F;AT-49 (M&F) AGR 100%;RP - 2000 Disable;AT-83M (atoned by 5%);RP 2000 Disable M&F;RRB - 1983
Disability table	Light Weak, Medium, and Strong; Muller; Alvaro Vindas;TASA-1927 (Suavizada 30%)	Light Weak, Medium, and Stron; Alvaro Vindas;TASA-1927 (Suavizada 30%)
% of married at retirement date	95%	95%
Age difference between men and women	4 years	4 years

(i) Long-term interest rate

(ii) Represents the maximum and minimum return rates of asset plans.

The definition of this rate took into account the market practice of Federal government bonds, according to the criteria recommended by national and international standards, for terms similar to those of the flow of obligations of the benefits program, for the duration.

The global expected return rate is the weighted average of expected returns from the various categories of plan assets. The Management’s valuation of expected return is based on historical return trends and market analysts’ forecasts for the assets during the life of the respective obligation. The current return of BD plan assets on December 31, 2015 was R$ (153,404) (R$ 148,505 in 2014) at the Controller, and R$ 772,002 (R$ 2,346,703 in 2014) in the Consolidated group.

e) Employer contributions

On December 31, 2015, the contributions made by the Controller to the creation of mathematical provisions for benefits under the CD Plan reached R$ 16,983 (R$ 14,772 in 2014) and R$ 213,626 (R$ 183,145 in 2014) in the Consolidated group.

On December 31, 2015, the contributions made by the Controller to the creation of mathematical provisions for benefits under the BD Plan reached R$ 15,451 (R$ 12,385 in 2014) and R$ 211,355 (R$ 238,713 in 2014) in the Consolidated group.

The Controller expects to contribute R$ 29,696 to the defined benefit plan in the next year, and R$ 216,015 in the Consolidated.

The average weighted duration of the defined benefit obligation of the Controller is 8.16 years, and the average in the Consolidated group is 10.15 years.

An analysis of the expected maturation of non-discounted benefits of post-employment defined benefit plans:

Consolidated

Consolidated on December 31, 2015	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Pension Program	1,547,230	1,553,554	4,639,378	31,212,694	38,952,856

f) The actuarial assumptions relevant to determining the defined obligation are: discount rate, medical cost, expected salary increase, and mortality. The following sensitivity analyses were determined based on reasonably possible changes to the respective assumptions which occurred at the end of the reporting period, all other assumptions remaining constant.

Parent Company

•	If the discount rate were 0.25% higher (lower), the defined benefit obligation would be reduced by R$ 30,940 (increased by R$ 32,057).

•	If life expectancy increased (decreased) in a year for men and women, the defined benefit obligation would increase by R$ 34,693 (decrease by R$ 35,550).

Consolidated group

•	If the discount rate were 0.25% higher (lower), the defined benefit obligation would be reduced by R$ 380,518 (increased by R$ 396,007).

•	If medical costs were 0.25% higher (lower), the defined benefit obligation would increase by R$ 10,672 (decrease by R$ 9,863).

•	If life expectancy increased (decreased) in a year for men and women, the defined benefit obligation would increase by R$ 289,720 (decrease by R$ 299,407).

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

g) Sums included in the fair value of plan assets

Asset Category	2015	2014

Immediately available values	1,508	4,826
Payable	888,620	862,037
Credit on Private Deposits	394,430	397,668
Fixed income investments	13,720,841	12,779,880
Variable income investments	2,126,328	2,718,104
Investment funds	1,160,367	1,905,109
Estate investments	841,652	861,319
Structured investments	385,643	275,595
Loans and financing	526,007	593,423
Others	89,360	140,856
( – ) Funds receivable from sponsor	(408,644)	(454,484)
( – ) Operationable receivables	(97,585)	(62,453)
( – ) Contingence receivables	(437,104)	(456,687)
( – ) Investment funds	(91,827)	(84,577)
( – ) Administrative funds	(167,243)	(163,708)
( – ) Pension funds	(27,344)	(16,310)

Total assets	18,905,009	19,300,597

The fair value of capital and debt instruments is determined based on market prices quoted in active markets, while the fair value of securities investments are not based on market prices quoted in active markets.

NOTE 31 - PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are partly involved in various lawsuits underway in the courts, especially in the labor and civil courts, and which are in various stages. The ultimate amounts and timing of the cash outflows for these lawsuits are uncertain and are dependent on the outcome of the specific court decisions.

a) – Provisions:

	12/31/2015	12/31/2014
CURRENT
Labor	21,100	12,589
Civil	569,625	19,493

	590,725	32,082

NON- CURRENT
Labor	984,066	930,375
Tax	644,466	236,593
Civil	11,927,597	11,924,899

	13,556,129	13,091,867

	14,146,854	13,123,949

On December 31, 2015, the Company has classified the amount of R$ 543,345 as current liabilities based on the history of payments of judicial causes made in the last three years.

These provisions evolved in the following way this year:

Balance on 12/31/2014	13,123,949

Provisions	2,885,869
Reversal of Provisions	(1,096,853)
Monetary Adjustment	1,266,609
Write Off	(1,128,215)
Payments	(904,505)

Balance on 12/31/2015	14,146,854

a) Main legal proceedings against the Company and its subsidiaries resulted in the recognition of a provison as of December 31, 2015 follows:

a.1) Civil lawsuits

In the Parent Company

•	Compulsory Loan

Civil lawsuits in the Parent Company are aimed at getting monetary correction criteria to be applied to accounting credits of the Compulsory Loan constituted in 1978.

There is an expressive judicial litigation involving the controller. The largest number of claims in this universe refers to claims aimed at getting monetary correction criteria to be applied to accounting credits of the Compulsory Loan on consumption of electricity.

These lawsuits were created in order to confute the monetary correction system determined by legislation governing the Compulsory Loan, and applied by the Company.

Credits of the compulsory loan were fully paid by the Company throughout of shares conversions with monetary correction based on legislation..

The difference has been presented to the Superior Court of Justice (STJ), and the merit has been decided by that Court. The matter, however, is currently subject to appeals to the Federal Supreme Court (STF), which are pending judgment.

Despite the fact that the matter had been submitted to the STF, due to the precedent of the STJ, decided under the terms in article 543-C in the Code of Civil Procedure of 1973, claims filed, have been following the regular course and, consequently, there have been several convictions for the payment of monetary adjustment differences related to this period, and as result of these, Eletrobras have been subject to many executions, and there is no agreement between Eletrobras and the plaintiffs as for the calculation of the due amount.

However, in the third quarter of 2015, the STJ issued decisions defining the parameters for the method to calculate such executions, accepting some of the claims made by Eletrobras, although not entirely, causing adjustments to the calculation methods adopted by Eletrobras and the risk classification of these claims and consequent difference in the provision for contingencies. Eletrobras adjusted the amounts recognized in the financial statements as of December 2014 to reflect such subsequent events that provided evidence of the conditions that existed at the end of the reporting period to which they relate date of issue of these financial statements. The amount of this subsequent adjustment arising from the compulsory loan had a net effect of R$ 4,141,503, no income tax effects apply.

In December 2015 there were approximately 3,868 lawsuits pursuing this same object, underway in various instances which The Company maintained provision for these civil contingencies, at the Controller, worth R$ 9,279,041 (December 31, 2014 – R$ 8,448,112) for these processes.

•	Guarantor Contracts (Amazonas’ supply energy)

It is important to record the existence of processes filed against Amazonas Energia, where Eletrobras was included as defendant, as it appeared as guarantor and main debtor of Amazonas in several electricity supply contracts.

These processes arise out of payments, fines, and fees charged due to alleged delays and default by Amazonas in compliance with obligations related to such contracts.

Regarding processes related to this object, four of them have been judged to be inapplicable (decision favorable to Eletrobras) in lower courts, six have been judged as applicable (unfavorable to Eletrobras) in lower courts, and others are pending judgment. Processes judged to be applicable (unfavorable to Eletrobras) are currently pending judgment of appeals filed by Eletrobras.

Processes judged to be inapplicable or which decision has not been issued by the lower court are classified as possible risk. However, eight (8) processes which were judged to be applicable had their risk reassessed and the Company believes an it is more likely than not an outflow of resources will occur for this present obligation. Because this is a discussion related to the examination of facts and evidences, being hard to be reformed in higher courts,the Company recognize a provision of R$ 617,002.

Lastly, it is important to note a process related to the execution of a contractual guarantee provided for in contract executed with Companhia Energética Manauara, which risk classification should also be reassessed as more likely than not an outflow of resources will occur for this present obligation, to the extent that the obligation is expressly provided for in the contract, which makes Eletrobras’ defense much harder. The amount of this process sums R$ 11,739.

Specifically regarding these energy supply contracts where Eletrobras appears as guarantor, the Company maintains the provision of R$ 628,741 (R$ 419,855 on December 31, 2014) grounded on the asset with the same amount before the subsidiary Amazonas Energia.

Chesf

i. Chesf is the claimant in a lawsuit which is petitioning for an addendum (Factor K in the analytical correction of prices) to the contract for civil construction of the Hydroelectric Plant Xingó to be declared partially invalid. The contract was signed with the consortium formed by Companhia Brasileira de Projetos e Obras – CBPO, CONSTRAN S.A. – Construções e Comércio e Mendes Júnior Engenharia S.A., and for the refunding of sums paid for Factor K, approximately R$ 350,000 (value at that time, converted into reais), in double.

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

In August 2013, the defendants took the initiative before the 12th Civil Court of Recife, PE, to obtain provisional enforcement of the sums which, by their own calculations, would be the correction of the sum granted them by the TJPE (Pernambuco State Court). In this case, CHESF was ordered to pay the sums in question, but submitted a

“pre-enforcement challenge” (pointing out, supported by Supreme Court case law, various irregularities in the procedures that would immediately disallow this provisional enforcement, without prejudice to other specific topics challenged in the calculations of the defendants themselves due to the TJPE’s ruling): After a response from the defendants and a response from Chesf, on December 31, 2013 the process was awaiting court examination of this “challenge.” On August 22, 2014 the pre-enforcement challenge was dismissed, and the seizure via Bacenjud of R$ 948,670 was ordered. A surety bond was offered for R$ 1.3 billion in place of the online seizure, which was accepted on August 28, 2014 by the Judge of the 12th Civil Court, who ordered the immediate release of the sum seized. An appeal filed by the Consortium caused the suspension on September 15, 2014 of the effects of the decision which ordered the release of the sum; however, on September 24, 2014, the court quashed the Requests for Clarification filed by Chesf regarding the provisional execution, for lacking the condition of admissibility, and therefore revoked the constriction measures ordered incidentally.

The Consortium filed a Claim, assigned to the 6th Civil Chamber of the TJE on November 6, 2014, which was awaiting trial on December 31, 2014.

Considering the development of all of the proceedings referred to above and all of the rulings on the appeals presented until then, the Management, based on the opinion of its legal advisors and on calculations that took into account the suspension of payments related to Factor K and their respective monetary correction, is keeping a provision record under Non-Current Liabilities, the sum of which, updated to December 31, 2015, is R$ 1,071,554 (December 31, 2014 – R$ 850,891), to cover any losses arising from this matter. The Company can not estimate with precision the moment (in future years) of settlement of of these proceedings.

ii. Lawsuit for compensation of 14,400 ha of land from the Aldeia farm, filed with the Sento Sé (BA) county on behalf of the estate of Anderson Moura de Souza and his wife. The sentence in the first instance granted the request and condemned Chesf to pay the sum of R$ 50,000 as principal, interest and monetary correction. Chesf filed an appeal to the Bahia state court and the process was transferred to the Federal Justice due to intervention by the Federal Union as assistant. Chesf’s Management, based on the opinion of its legal advisors, considers the likelihood of loss to be probable, that an outflow of resources will happen for this present obligation and therefore has a provision for R$ 100,000 recorded under its non-current assets (December 31, 2014 – R$ 100,000). As of December 31, 2015, the lawsuit was still pending judgment.

iii. Lawsuit for compensation filed by Indústrias Reunidas Raimundo da Fonte S/A (Vitivinicola Santa Maria S.A), due to the flooding caused by the 1992 flood of the São Francisco river.

The sentence, which is final ordered a provisional settlement, and remitted to experts for definition of the consequential damages and lost profit. A single agricultural engineer was designated, who has the competence to determine the consequential damages but not the lost profit. The report was challenged by Chesf, who requested that the 1st Civil Court order an accounting expert report to be made in order to obtain an amount, even if approximate, for lost profits, considering the activity developed by the petitioner. The request was rejected, and an interlocutory appeal was filed, which upheld the dismissal, special appeal (which the TJPE declined to accept) and the Grievance on a special appeal (AREsp 377.209-PE), which was not granted, and Bill of Review that was not granted either, resulting in the final decision of the process. The Company has made judicial deposits in the amount of R$ 61,004, that has been withdrawn by the party and waits for the issuance of the decision extinguishing the execution.

Eletronorte

i. Expropriations filed by the Company with the intention of compensating the owners of the areas affected by the formation of the Balbina Hydroelectric Power Plant (AM) reservoir. Most of the proceedings are in the fulfillment of sentence phase. There is a discussion regarding the legitimacy of the deeds presented by the expropriated parties, and in fact the Federal Public Prosecutor has filed a class action lawsuit contesting those deeds. The provision created for this cause as of December 31, 2015 is R$ 375,449 (December 31, 2014 – R$ 364,549).

ii. Relates to the refund of values to Sul America Companhia Nacional de Seguros due to the payment made to Albrás Alumínio Brasileiro S.A. for the claim incurred because of interruption in the supply of electricity. The process value is R$ 236,731 (December 31, 2014 – R$ 229,835). The balance had significant increase mainly due to the change in the risk classification of the civil claim, from possible to probable.

a.2) Labor-related

Furnas:

i. Classification of process No. 010058-17.2012.5.18.0131, labor nature, as probable, in the amount of R$ 21,044, filed by the Union of Electric Workers of Furnas and DME, classified as possible risk by December 31, 2014, due to the presentation of calculation by the Plaintiff in Court.

ii. Inclusion of process No. 0171500-23.1995.5.01.0046, labor nature, in the amount of de R$ 5,957, related to supplement to retirement (equality). Process in the appeal phase due to the filing of a Bill of Review of Brief by Fundação Real Grandeza.

Ceal

The Alagoas State Union of Urban Industry Workers filed a labor claim on behalf of the Company’s employees, as procedural substitute, seeking to receive alleged wage differences not received by virtue of implementation of the so-called “Bresser Plan” (Decree-Law No. 2,335/87).

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

Hence, the risk of of outflow of resources for this present obligation was evaluated as probable as far as the loss being limited to the base date, since the judgment limiting the base date on the category will be issued with the continued execution.

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

Add to this the fact that the Union joined in the action, which reinforces the Company’s defense in the attempt to obtain a limitation on the base date. Also the decision dated March 15, 2011 by the Regional Labor Court of the 19th Region, proc. 251900.68.5.19.1989.0002, for the Companhia de Abastecimento de Águas e Saneamento de Alagoas – CASAL, which limited their base date. CEAL has a contingency provision for this matter in the sum of R$ 5,281 (December 31, 2014 – R$ 4,687).

a.3) Tax

Eletronorte

There are two relevant provisions for Acts of Infringement and Fiscal Notification in the amount of R$ 319,529, specified below and other less relevant provisions involving the Tax on the Circulation of Goods and Services (ICMS) and federal taxes before the Office of the Federal Revenue of Brazil.

The Acts of Infringement and Fiscal Notification refer to the Fee to Control, Accompany, and Supervise Exploration and Use of Hydric Resources Activities – TFRH, regulated by Decree No. 1,227/2015, aimed to pay for the supervision and use of hydric resources in the territory of the state of Pará. The first Act of Infringement was filed on August 27, 2015 in the amount of R$ 206,316 related to the non-payment of TFRH in the period from April to June 2015. The second Act of Infringement was filed on November 11, 2015 in the amount of R$113,212, related to the period between July and September 2015. In the administrative and judicial sphere, the appeal related to the first Act of Infringement of the Company was not granted, regarding the second Act of Infringement, the Company has filed Objection, but there is no expectation of results different from the first one. Therefore, the Company proceeded to establish a provision for both Acts of Infringement.

Furnas

Inclusion of process No. 0084092-14.2015.4.02.510, tax nature, being an annulment claim discussing tax credit arising out of the administrative process No. 16682.720330/2012 (collection of PIS/COFINS on RTE and Itaipu) in the amount of R$ 126,377, and this requirement was guaranteed by judicial deposit made in the attached procedure, no. 064673-08.2015.4.02.5101. On July 6, 2015 Furnas made a judicial deposit in the total amount required at the time, summing R$ 117,309.

b) Lawsuits filed against the Company and its subsidiaries that are contingent liabilities and therefore no provision have been recognized.

For each of the lawsuits described below, the managements of the Company, based on the opinion of their legal advisors, considers there is no present obligation for each of these cases and therefore no provisions have been recognized. Management of the Company believes the aggregate amounts of possible loss for these contingent liabilities are as follows:

	12/31/2015	12/31/2014
Labor	1,228,770	1,212,589
Tax	6,253,906	7,802,015
Civil	23,715,573	14,650,667

	31,198,249	23,665,271

b.1) Civil

Parent Company

i. The value of possible causes against the controller is substantially formed by those related to the Compulsory Loan, which claims are not contained in the court decision of August 2009. Note 25 contains a description of the nature of the Compulsory Loan. In December, 2015, the value of possible causes related to the Compulsory Loan was R$ 3,306,781 (December 31, 2014 – R$ 3,207,639).

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

The above-mentioned dispatch also orders the amounts in question to be corrected at the rate of the Banco do Brasil extra-market rate from the date in which they should have been refunded to the RGR until they are effectively returned to that fund. Eletrobras, in disagreement with this contradictory position by ANEEL, filed an administrative appeal on January 24, 2014, alleging the expiration of claims for reimbursement of those sums, the non-existence of an unlawful act by itself, and objective good faith in the management of the resources. On December 31, 2015, the value of the cause was R$ 8,031,500.

iii. With regards to lawsuits for which the risk assessment is possible, we point out the lawsuits from the Independent Energy Producers (PIEs). These lawsuits are filed against the subsidiary Amazonas Energia, and Eletrobras was included as co-defendant, since it is guarantor and main debtor of Amazonas in many energy supply contracts, and result in the sum of R$ 664,931 (December 31, 2014 – R$ 773,900)

The lawsuits that were dismissed or in which a sentence was not yet handed down in the first instance are classified as a possible risk of contingent liabilities.

Those lawsuits derive from payments, fines and fees or supposed delays and default by Amazonas in the fulfillment of obligations from those contracts.

iv. For information relating to securities class actions, please see note 4.XI.c.

v. On December 19, 2013, ANEEL published Resolution No. 1,674, establishing the fee to transfer power from Itaipu for 2014 in the amount equivalent to US$26.05 a month, not taking into account the negative balance of the Itaipu energy trading account in the amount of R$ 881,785, as informed by Eletrobras.

Understanding that the agency decision is mistaken, Eletrobras has filed a claim for reconsideration on January 2, 2014, claiming that the resolution violates the terms in Decree No. 4,550/2002 in different aspects, therefore, being absolutely illegal, infringing the principles of hierarchy of laws and the prohibition against illicit enrichment.

Eletrobras’ claim was granted, recognizing that the amounts corresponding to the default of payments made by distribution companies to Eletrobras should be taken into account in the balance of the Itaipu energy trading account, determining that expenses incurred with the default and other debts held by shareholders could be offset, in an updated manner, upon defining the power transfer fee for 2015. On December 31, 2015, the value of the cause is R$ 1,109,973.

vi. This is an ordinary claim filed by Energimp aiming to obtain a judicial statement on the right to receive the full amount of energy generated, according to fees adopted under Proinfa, related to a specific period where it was not included in the program, due to the termination administrative procedure that aimed to determine irregularities in the qualification process.

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

It is important to clarify that this claim refers to funds from the Proinfa account, which is managed by Eletrobras, but held by the Federal Government, not being related to ordinary funds of Eletrobras. On December 31, 2015, the value of the cause is R$ 316,353 (December 31, 2014 – R$ 263,004).

Chesf

The ordinary lawsuit filed by AES Sul Distribuidora Gaúcha de Energia, seeking the accounting and payment by ANEEL of market transactions related to the positive exposure (profit) obtained by not opting for the relief (insurance) in December of 2000. An interlocutory decision issued in the interlocutory appeal lodged by AES Sul against ANEEL resulted in a payment of approximately R$ 110,000.

Class action lawsuit filed by the Federal Public Prosecutor in the Judiciary Paulo Afonso – BA mid-lower region, which, in short, aims to obtain a court order declaring the non-existence of the Agreement Addendum of 1986, signed in 1991, between Chesf and representatives of the Union Hub of Rural Workers of the São Francisco mid-lower region. On March 26, 2014, the Appeal filed by AES Sul Distribuidora Gaúcha de Energia was judged and granted by the 1st Region TRF. Chesf filed a bill of review against the decision that granted the Appeal, and it was rejected. On December 31, 2015, the decision that rejected the bill of review was pending publication.

ii. Indemnity claim filed by Hidroservice, process No. 0009364-44.2003.4.05.8300 before the 2nd Federal Court - PE, aiming to annul the securitization agreement electric sector with indemnity for impairment in the negotiation of securities received, bank interest. The value attributed to the cause was R$ 250,000 (historical), estimated at R$ 598,500. Appeals were not granted, maintaining the decision that judged the claim to be inappropriate. Request for Clarification judged on November 26, 2013 to correct the material error identified by Chesf and reject the appeals of the parties. Filing of Special Appeal and Extraordinary Appeal by Hidroservice. Eletrobras and the Federal Government have filed Special Appeal claiming increase of the attorneys’ fees. The Extraordinary Appeal filed by Hidroservice and the Special Appeals filed by Eletrobras and the Federal Government have been rejected and the Special Appeal filed by Hidroservice was remitted to the STJ, where judgment is pending. Hidroservice, Eletrobras and the Federal Government have filed bills of review in order to have their appeals admitted.

iii. Process No. 2014.01.1.193316-6, before the 23rd Civil Court of the Judicial Section of Brasília – DF. This is an ordinary claim filed by Energia Potiguar Geradora Eólica S.A., Torres De Pedra Geradora Eólica S.A., Ponta do Vento Leste Geradora Eólica S.A., Torres de São Miguel Geradora Eólica S.A., Morro dos Ventos Geradora Eólica S.A., Canto da Ilha Geradora Eólica S.A., Campina Potiguar Geradora Eólica S.A., Esquina dos Ventos Geradora Eólica S.A., Ilha dos Ventos Geradora Eólica S.A., Pontal do Nordeste Geradora Eólica S.A., and Ventos Potiguares Comercializadora de Energia S.A., claiming for indemnity for material damages (consequential damages and loss of profit), in the amount of R$ 243,067, and that arise out of alleged delay in the go-live of LT Extremoz II – João Câmara II and SE João Câmara II. On December 31, 2015, the process was under the recognition phase, with the filing of a response.

iv. Process No. 33328-13.2015.4.01.3400 – 15th Federal Court of the Judicial Section of the Federal District. This is a public civil action filed by ANEEL aimed to collect from Chesf alleged losses that end users of electricity incurred with delays in works related to the so-called Shared Generation Facilities—ICGs. This loss sums R$ 1,470,885. Chesf received the notification on October 23, 2015, and filed its response on December 4, 2015. At this time, it is not possible to estimate the end of this cause, because this is the first claim in the country to discuss this issue (there is no history in Brazil of the filing of collective claims with a similar object).

Eletrosul

Compensation lawsuit brought by Mineradora Tibagiana Ltda., and which Consórcio Energético Cruzeiro do Sul is a party to. Eletrosul has a 49% stake in R$ 386,396, so R$ 189,334.

Furnas

i. Process no. 0018333-44.2005.4.01.3400, civil nature, ANEEL – National Regulatory Agency of Electricity, in the amount of R$ 103,000 (December 31, 2014 - R$ 112,270), invalidate the ANEEL act that forces Furnas to sign CUST with Empresa Produtora de Energia Cuiabá – the provisioned value refers to the value that Furnas did not pay as fees because it has a favorable preliminary decision that suspends execution of CUST – the risk is possible considering that in the lower court the claim was judged to be inapplicable, but furnas obtained a preliminary decision by the panel that will judge the appeal to suspend the execution of the contract until final judgment of the claim.

ii. Inclusion of process No. 0230268-26.2015.8.19.0001, civil nature, in the amount of R$ 123,476, relates to the statement of non-existence of fine and collection for material damages by Consórcio Fornecedor Batalha (CONBAT). The claim aims to suspend, primarily, and annul, by the end of the claim, the improper fine imposed by the Defendant Furnas to Plaintiff CONBAT, avoiding inclusion of the consortium in CADIN and reestablishing the financial and economic balance of the administrative contract, claiming delay by the Defendant Furnas in compliance with its obligations. The amount included in the report refers to the provision value and not the cause. The possible risk was classified considering that the purpose of the claim needs to go through the discovery phase, and after this phase, the risk of disbursement is to be evaluated again.

iii. Updating process No. 0027531-15.2007.8.19.0001, civil nature, by Inepar S.A Indústria e Construções, related to material damage, variation of R$ 94,137, with current value at R$ 138,105 (R$ 43,968 on December 31, 2014).

b.2) Tax-related

Parent Company

It is a Special Appeal of Disagreement, filed by the National Finance Attorney, based on Article 7, II, of the Internal Regulations of the Superior Chamber of Tax Resources, against the rightful Ruling No. 202-19,201, unanimous, of the Second Chamber of the First Taxpayer Council.

In the case, a Notice of Infraction was served on Eletrobras, with the requirement to pay COFINS for taxable events which occurred in the period of February 1999 to November 2002, specifically regarding financial income earned from financing, loan and financial assignment contracts, and exchange fluctuations, derived from contracts between Eletrobras and Itaipu Binacional.

Eletrobras defended itself from the challenge, alleging that it excluded the revenue in question from the COFINS taxable based supported by Clause XII, subsection “b” of the Brazil-Paraguay treaty, which was the object of Legislative Decree No. 23, of May 30, 1973.

Despite the challenge submitted, the tax requirement made by the Office of the Brazilian Federal Revenue Service in Brasilia was maintained, where Eletrobras filed a voluntary appeal, which was granted by the 2nd Chamber of the Taxpayer Council.

The Union (National Finance), filed a special appeal of disagreement, requesting annulment of the ruling, and that appeal is pending trial. In this manner, the last decision of the Taxpayer Council was favorable to Eletrobras, and we consider the decision to be fully consistent with Federal Supreme Court case law. The case value as of December 31, 2015: R$ 448,841 (December 31, 2014 - R$ 403,397).

Furnas

i. Process no. 16682.720.517/2011-98 in the administrative phase, regarding the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to a fiscal procedure to verify the determination of corporate income tax (IRPJ) and CSLL for the calendar year of 2007, particularly with regards to amounts considered for: reduction of net income; depreciation expenses; and other operating expenses. Value on December 31, 2015: R$ 1,229,555 (December 31, 2014 - R$ 1,070,522).

ii. Process no. 16682.720.516/2011-43 in the administrative phase, regarding the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to a fiscal procedure to verify a possible insufficiency in the collection or declaration of contributions to the PIS/Pasep and Cofins in the period of Oct/2006 to Dec/2009. Value as of December 31, 2015: R$ 1,160,978 (December 31, 2014 - R$ 1,010,814).

iii. Process no. 16682.720.878/2013-04 in the administrative phase, regarding the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to a fiscal procedure to verify the use of an expense in 2000 (due to assuming a debt with the Real Grandeza Foundation) as a fiscal loss recorded in 2009, and consequently offset in the calendar years of 2009, 2010 and 2011. The tax authority states that the record was made incorrectly, since the expense should have been accounted for in its period of competence, in 2000. As such, it disallowed the expenses deducted in the calendar year, 2011. Value as of December 31, 2015: R$ 744,430 (December 31, 2014 - R$ 634,585).

iv. Process no. 16682.720.874/2013-18, a challenge filed against the notice of assessment from the Brazilian Federal Revenue Service (RFB) due to Furnas having treated the revenue from the use by Itaipu of the electrical network as exempt income. Default entry of difference in amounts owed for Pasep/Cofins and those declared by means in the DCTF (declaration of federal tax credits and debits). Value: R$ 107,303 (December 31, 2014 - R$ 182,114 ).

v. Inclusion of process No. 0085231-98.2015.4.02.5101, tax nature, in the amount of R$ 651,430, due to Tax Execution filed by the Federal Government to require tax credit arising out of administrative process No. 16682.720331/2012-10, that requires from Furnas differences found in IRPJ and CSLL due to compensations with no use of PER/DCOMP.

vi. Process No. 16682.722946/2015-23, tax nature, in the amount of R$ 558,631, by the Office of Federal Revenue of Brazil, collection of IRPJ and CSLL + interest and fine because: Furnas recorded, wrongly, in 2009, as fiscal loss, an expense incurred in 2000 because of a debt assumption contract with Fundação Real Grandeza, in order to improperly reduce the actual profit from the calculation base of CSLL in 2009, 2010, and 2011 and, consequently, tax paid; Furnas had improperly excluded, from the IRPJ base a fine collected due to the lack of recognition of monthly estimates of IRPJ and CSLL due to compensations and that were disregarded by the fiscal, and CSLL amounts as “reversion of balance of non-deductible provisions” and “other exclusions,” amounts related to payments made as interest over recognition of debt between Furnas and Real Grandeza. 3) Furnas has proceeded with the compensation of credits while calculating IRPJ and CSLL without per/dcomp, and the fiscal considered these compensation as non-existing, asking, additional to the amount that was not paid, for a fine for the non-payment of monthly payments.

vii. Process No. 16682.721.073/2014-51, tax nature, in the amount of R$ 245,543, by the Office of Federal Revenue of Brazil, collection of single fine related to CSLL because of compensation made by Furnas without per/dcomp – act of infraction – collection of CSLL, interest and proportional fine due to the portion determined by the fiscal because of the use of credits by Furnas for fiscal loss calculated in 2007 – collection of single fine related to IRPJ because of compensation made by Furnas without per/dcomp – collection of IRPJ, interest and proportional fine due to the portion determined by the fiscal because of the use of credits by Furnas for fiscal loss calculated in 2007.

c) Processes where the risk of disbursement is remote, not provisioned

Chesf

Collection lawsuit underway by the contractor Construtora Mendes Júnior S.A., hired to build the Itaparica hydroelectric plant, due to alleged financial losses resulting from a delay in the payment of invoices by the Company.

In this collection lawsuit, contractor Construtora Mendes Júnior S.A. obtained a sentence from the 4th Civil Court, which was later annulled, which sentenced Chesf to pay a sum which, including attorney’s fees and monetary correction until August of 1996, calculated by the criteria determined by the court, would be approximately R$ 7,000,000, a sum which has not been updated since. The Federal Public Prosecutor submitted a statement requesting that the entire process be dismissed, and in the merits, requested that it be inadmissible. The contractor Construtora Mendes Júnior S.A. filed appeals to the Supreme Court (ARESP), and on December 31, 2012, in that instance, the Federal Public Prosecutor issued an opinion finding that the appeals should be rejected. The Federal Prosecution Office submitted an opinion for the rejection of the appeal, judged to be inapplicable on February 19, 2014. Mendes Junior has filed a Regulatory Appeal, converted into REsp and presented to be judged on December 4, 2014, with oral statements presented by the parties. Because Judge Benedito Gonçalves asked to see the files, the session was suspended, and resumed on December 18, 2014, when the First Panel, unanimously, decided upon rejecting the Special Appeal filed by Mendes Júnior. The decision was published on March 19, 2015. Mendes Júnior filed a request for clarification, and Chesf was granted the right to see the files. On December 31, 2015, the request of clarification was pending judgment by the STJ.

NOTE 32 – ASSET DECOMMISSION OBLIGATION

The Company recognizes decommissioning obligation in thermonuclear power plants, which consist of a program of activities required by the National Nuclear Energy Commission (CNEN), which allows dismantling these nuclear facilities safely and with a minimal impact on the environment, at the end of their operating cycle.

Given the specific characteristics of operating and maintaining thermonuclear power plants, whenever there are changes to the estimated cost of demobilization, due to new studies and new technological advancements, the decommissioning charges should be changed so as to adjust the balance of the obligation to the new reality.

The balance of the obligation recognized at current value, as of December 31, 2015, is R$ 1,201,186 (December 31, 2014 – R$ 1,314,480).

Balance of Liabilities, at present value, on 12/31/2012	988,490

Adjustment to present value / Dexchange variation in the period	147,852
Balance of Liabilities, at present value, on 12/31/2013	1,136,342

Adjustment to present value / Dexchange variation in the period	178,138
Balance of Liabilities, at present value, on 12/31/2014	1,314,480

Adjustment to present value / Dexchange variation in the period	(113,294)

Balance of Liabilities, at present value, on 12/31/2015	1,201,186

NOTE 33 – ADVANCE FOR FUTURE CAPITAL INCREASE

The resources originated from the National Treasury, and are destined for the projects below:

	12/31/2015	12/31/2014
Acquisition of shares CEEE / CGTEE	196,544	173,521
Transmission line Banabuí - Fortaleza	3,318	2,929
UHE de Xingó	9,322	8,230
Transmission line in the State of Bahia	1,459	1,288
Fundo Federal de Eletrificação - Law 5,073/66	8,650	7,638

	219,294	193,606

NOTE 34 – ONEROUS CONTRACTS

	Balance on 12/31/2014	PROVISIONS	REVERSALS	Balance on 12/31/2015

Transmission
Contract 062/2001	608,488	120,990	—	729,478
LT Recife II - Suape II	7,657	43,367	—	51,024
LT Camaçari IV - Sapeaçu	2,917	96,163	—	99,080
Others	13,028	6,108	(2,669)	16,467

	632,090	266,628	(2,669)	896,049

Generation
Camaçari	91,122	—	(10,681)	80,441
Funil	132,219	—	(48,431)	83,788
Coaracy Nunes	30,361	197,730	—	228,091
Furnas	168,701	—	(168,701)	—
Marimbondo	25,989	53,935	—	79,924
Others	51,406	78,666	—	130,072

	499,798	330,331	(227,813)	602,316

	1,131,888	596,959	(230,482)	1,498,365

Total Current Liabilities (*)	1,687	7,386	—	9,073

Total Non- Current Liabilities	1,130,201	589,573	(230,482)	1,489,292

TOTAL	1,131,888	596,959	(230,482)	1,498,365

(*)	Amount recorded in item Other current liabilities

	Balance on 12/31/2013	PROVISIONS	REVERSALS	Balance on 12/31/2014

Transmission
Contract 062/2001	875,272	647,484	(914,268)	608,488
Others	—	23,602	—	23,602

	875,272	671,086	(914,268)	632,090

Generation
Itaparica	863,146	—	(863,146)	—
Jirau	711,881	—	(711,881)	—
Camaçari	267,117	—	(175,995)	91,122
Funil	95,903	131,385	(95,068)	132,220
Mauá- Klabin	19,853	—	(19,853)	—
Coaracy Nunes	88,545	—	(58,184)	30,361
Others	30,425	260,138	(44,468)	246,095

	2,076,870	391,523	(1,968,595)	499,798

Distribution
Intangible	295,259	—	(295,259)	—

	295,259	—	(295,259)	—

	3,247,401	1,062,609	(3,178,122)	1,131,888

Total Current Liabilities (*)	3,066	221	(1,600)	1,687

Total Non- Current Liabilities	3,244,335	1,062,388	(3,176,522)	1,130,201

TOTAL	3,247,401	1,062,609	(3,178,122)	1,131,888

	12/31/2015		12/31/2014
	BALANCE	DISCOUNT RATE	BALANCE	DISCOUNT RATE
Transmission	896,049	7.00%	632,090	6.57%
Generation	602,316	7.50%	499,798	6.69%

TOTAL	1,498,365		1,131,888

Of the provision for onerous contracts maintained on December 31, 2015, R$ 1,270,274 (R$ 1,101,527 on December 31, 2014) arise from concession contracts extended under Law No. 12,783/13, due to the tariff determined presenting an imbalance in regards to current operating and maintenance costs. Given this, the present obligation according to each contract was recognized and measured as a provision, and may be reversed due to adjustments in the cost reduction and/or tariff revision program.

Regarding transmission contracts, premises adopted to calculate the onerous contract included the transmission revenue from concession contracts authorized by Resolution No. 1,918, dated June 23, 2015, a discount rate of 7.00% and the effectiveness of the respective contracts.

The reversion in the provision due to onerous contract of UHE Furnas and Funil is due to two reasons: RAP increase, due to update for the 2015-2016 cycle, according to ANEEL Approving Resolution No. 1,918, dated June 23, 2015 (a 17.59% increase compared to the 2014 – 2015 cycle); and the reduction of costs in the item Services, that is affected when contracted employees leave, in 2018.

The variation seen in the item UHE Camaçari was due to the recording of reversion of onerous contract arising out of premises for calculation, that included generation revenue from plants, defined under the terms in Resolution No. 1,924, dated July 28, 2015, added with PIS/PASEP, COFINS and Financial Compensation for the Use of Hydric Resources– CFURH.

In 2015, the subsidiary Eletronorte has found that the contract of UHE Coaracy Nunes presented significant evidences of onerous aspects.

NOTE 35 – LONG-TERM OPERATING COMMITMENTS

The Company’s long-term operating commitments, mainly related to purchase agreements for electrical energy and fuel, are:

35.1. Purchase of energy

Companies	2017	2018	2019	2020	2021	After 2021
Amazonas D	635,888	662,606	716,042	750,154	785,509	3,093,977
CGTEE	210,360	210,360	210,360	172,884	172,884	345,768
Chesf	312,502	299,559	314,542	329,594	4,321,655	—
Distribuidora Alagoas	719,541	815,969	882,501	857,696	890,258	—
Distribuidora Piauí	803,686	854,142	836,801	770,165	773,796	281,575,369
Distribuidora Rondônia	2,156,151	—	—	—	—	—
Eletrosul	275,685	254,399	264,407	254,484	264,407	3,225,297
Furnas	551,187	542,988	552,359	544,462	541,816	3,126,539

Total	5,665,000	3,640,023	3,777,012	3,679,439	7,750,325	291,366,950

35.2. Fuel suppliers

Companies	2017	2018	2019	2020	2021	After 2021
Amazonas D	2,703,545	2,703,545	2,703,545	2,703,545	2,703,545	26,805,832
CGTEE	136,189	136,189	136,189	136,189	136,189	408,567
Eletronuclear	77,164	104,241	193,483	—	—	—

Total	2,916,898	2,943,975	3,033,217	2,839,734	2,839,734	27,214,399

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

35.3. Purchase of Energy from Independent Producers - PROINFA

The Company supports the development of projects to diversify the Brazilian energy grid, through the alternative electrical energy sources incentive program implemented by Law 10.438, of April 2002, seeking regional solutions for the use of renewable energy sources and providing incentives for the growth of national industry.

PROINFA establishes the operation of 144 power plants, totaling 3,299.40 MW of installed capacity. Power plants in the program will account for the generation of approximately 12,000GWh*/year, equivalent to 3.2% of the total annual consumption in the country. The 3,299.40 MW contracted are divided into 1,191.24 MW* from 63 Small Hydroelectric Power Plants (PCHs), 1,422,92 MW* from 54 eolic power plants, and 685.24 MW* from 27 biomass based power plants. In 2006, the Company agreed to purchase electrical energy produced by PROINFA for a period of 20 years, and to transfer this electrical energy to transmission and distribution concessionaires, which in turn will transfer the electrical energy to free and self-producing consumers, excluding low-income consumers, in the proportion of their consumption. Each transmission and distribution concessionaire pays the Company the annual cost of electrical energy provided to captive consumers, free consumers and self-producing consumers connected to their facilities, in twelve monthly payments, each of them made in advance in the month in which the energy is to be consumed.

*	Information not audited by independent auditors

35.4. Sale of energy

Companies	2017	2018	2019	2020	2021	After 2021
CGTEE	557,520	557,520	557,520	557,520	557,520	1,672,560
Chesf	988,720	903,070	947,460	993,090	—	18,358,900
Distribuidora Rondônia	1,114,099	1,357,047	1,376,269	—	—	—
Eletrosul	594,084	587,877	482,746	448,757	447,736	7,097,965
Eletronuclear	2,246,260	2,246,260	2,246,260	2,246,260	2,246,260	—
Furnas	3,725,242	3,039,313	3,039,313	1,680,214	2,039,093	34,655,285

Total	9,225,925	8,691,087	8,649,568	5,925,841	5,290,609	61,784,710

35.5. Environmental Commitments

Companies	2017	2018	2019	2020	2021	After 2021
Eletronuclear	77,164	104,241	193,483	—	—	—
Eletronorte	20,000	20,000	20,000	20,000	20,000	36,000

Total	97,164	124,241	213,483	20,000	20,000	36,000

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

Environmental Permits

The socio-environmental actions implemented for environmental risk contingency provisions in the business units of ELETROSUL ensure the commitment to obtain Environmental Permits, as well as authorization to cut vegetation, with the support of the Public Prosecutor, who will oversee the development of these investments.

35.6. Purchase of fixed and intangible assets

Companies	2017	2018	2019	2020
Chesf	27,223	—	—	—
Eletronuclear	3,018,398	3,654,154	1,193,289	18,848
Eletrosul	2,182,121	1,215,595	220,170	268,414

Total	5,227,742	4,869,749	1,413,459	287,262

Contracts signed with various suppliers to purchase replacement equipment in the permanent assets mainly of power plants Angra I, Angra II, and Angra III, necessary to the operational maintenance of those assets.

35.7. Acquisition of input materials

Companies	2017	2018	2019	2020
CGTEE	29,352	29,352	29,352	29,352

Total	29,352	29,352	29,352	29,352

The subsidiary GTEE acquires lime to control waste emissions in its plants.

35.8 Commitments – Jointly controlled ventures

The value of commitments to jointly controlled ventures are presented below at the proportion of participation by the companies.

35.8.1. – Purchase of fixed assets

The Company has procurement contracts for fixed asset goods with suppliers, for an interest in Special Purpose Companies (SPE), as presented below:

Companies	2017	2018	2019	2020	2021
Norte Energia	357,276	92,936	6,692	2,390	10,243

Total	357,276	92,936	6,692	2,390	10,243

35.8.2. – Use of public goods

Companies	2017	2018	2019	2020	2021	After 2021
Norte Energia	3,871	3,568	3,288	3,031	3,031	32,207
Energética Águas da Pedra	370	370	370	370	370	1,424

Total	4,241	3,938	3,658	3,401	3,401	33,631

35.8.3. – Capital contribution

The Company has future commitments signed regarding an interest in Special Purpose Companies (SPEs) in the form of advances for future capital increases, as presented below:

Companies	2017	2018
Belo Monte Transmissora de Energia SPE S.A.	105,085	60,205
Complexo Fortim	445,000	—
Complexo Baleia	174,554	—
Complexo Famosa III	154,420	—
Complexo Serra Do Mel	62,408	—
Complexo Eólico Itaguaçú Da Bahia	37,766	—
Complexo Acaraú	50,966	—
Empresa de Energia São Manoels.A.	14,000	45,000
Complexo Eólico Pindaí I	45,100	—
Complexo Eólico Pindaí II	24,400	—
Complexo Eólico Pindaí III	5,550	—
ESBR Participações S.A.	638,600	—
Norte Energia S.A.	154,988	23,000
Complexo Eólico Sento Sé III	9,645	—
Complexo Eólico Serra das Vacas	1,176	—
Extremoz Transmissora do Nordeste - ETN S.A.	15,000	—
Companhia Energética SINOP S.A.	12,250	16,188

Total	1,950,907	144,393

35.8.4. – Cost of construction

Companies	2017	2018	2019	2020
Eletronorte	148,843	—	—	—
Eletrosul	1,931,991	1,123,693	120,542	181,891

Total	2,080,834	1,123,693	120,542	181,891

NOTE 36 – SHAREHOLDERS’ EQUITY

36.1. – Capital Stock

The Capital Stock as of December 31, 2015 is R$ 31,305,331 (December 31, 2014 – R$ 31,305,331) and its shares have no face value. Preferred stocks have no voting rights and are not convertible into common stocks, however, they have priority in the reimbursement of capital and distribution of dividends at the annual rate of 8% for class “A” shares (subscribed to by June 24 of 1969) and 6% for class “B” shares (subscribed to by June 24 of 1969), calculated on the capital corresponding to each class of shares.

The capital stock is represented by 1,352,634,100 book-entry shares, and is distributed, by main shareholders and types of shares, on December 31, 2015, as follows:

12/31/2015 and 12/31/2014
	COMMON		PREFERRED				TOTAL CAPITAL
SHAREHOLDER	NUMBER	%	Series A	%	Series B	%	NUMBER	%

Federal Government	554,395,652	51.00	—	—	1,544	0.00	554,397,196	40.99
BNDESPAR	141,757,951	13.04	—	—	18,691,102	7.04	160,449,053	11.86
BNDES	74,545,264	6.86	—	—	18,262,671	6.88	92,807,935	6.86
FND	45,621,589	4.20	—	—	—	—	45,621,589	3.37
FGHAB	1,000,000	0.09	—	—	—	—	1,000,000	0.07
CEF	8,701,564	0.80	—	—	—	—	8,701,564	0.64
FGI	—	—	—	—	8,750,000	3.30	8,750,000	0.65
Others	261,028,277	24.01	146,920	100.00	219,731,566	82.78	480,906,763	35.55

	1,087,050,297	100.00	146,920	100.00	265,436,883	100.00	1,352,634,100	100.00

Of the total of 480,906,549 (after deducting the 214 common stocks for the Directors and Members of the Board of Directors of Eletrobras) shares in the possession of minority shareholders, 250,988,746, or 52.2%, are owned by non-resident investors, 134,601,197 of which are common, 28 are class “A” preferred stocks, and 116,387,521 are class “B” preferred stocks.

Of the total shareholders that reside abroad, 81,371,686 common shares and 21,262,873 class “B” preferred shares are custodied, and ballast the American Depositary Receipts (ADRs) program.

36.2. – Capital Reserves

	12/31/2015	12/31/2014
Compensation for insuficient compensation - CRC	18,961,102	18,961,102
Premium on the issuance of shares	3,384,310	3,384,310
Special - Decree- Law 54,936/1964	387,418	387,419

Monetary adjustment of balance sheet at the opening 1978	309,655	309,655
Monetary Adjustment Compulsory Loan - 1987	2,708,432	2,708,432
Donations and subventions - FINOR, FINAM and others	297,424	297,424

	26,048,342	26,048,342

36.3. – Profit Reserves

The Company’s bylaws establish the allocation of 50% of net profit in a year to the creation of an Investment Reserve, and 1% for a Studies and Projects Reserve, whose creation is limited to 75% and 2% of company capital.

	12/31/2015	12/31/2014
Legal (Article 193 - Law 6,404/1976)	—	2,233,017
Statutory (Article 194 – Law 6,404/1976)	—	26,022

	—	2,259,039

At the 55th General Meeting held on April 30, 2015, the payment of the total value of the balance of the statutory profit reserve dated December 31, 2014 was approved, as Interest on Equity, to shareholders holding “A” and “B” Class preferred shares.

On December 31, 2015, part of the balance of accrued losses was absorbed by the remaining balance of the profit reserve in the amount of R$ 2,233,017.

NOTE 37 – LOSS PER SHARE

(a) Basic and diluted

Basic earnings per common share is calculated by dividing the earnings attributable to Company’s Common shareholders by the weighted average amount of common shares outstanding during the year, wich excludes common shares bought by the Company and carried as treasury shares. The 12,018,738 dilutive potential common shares (Compulsory Loan – Note 25) were not included in the calculation of the weighted average number of common shares due to the anti-dilutive effect.

Basic earnings (loss) per preferred share is calculated by dividing the earnings (loss) attributable to Company’s preferred shareholders by the weighted average amount of preferred shares outstanding during the year. The net losses attributable to the Company’s shareholders are allocated to each class of shares on a pro-rata basis in accordance with the Company’s by laws.

12/31/2015
Numerator	Common	Preferred A	Preferred B	Total
Loss attributable to share class	(9,165,746)	(1,239)	(2,238,100)	(11,405,085)

Denominator	Common	Preferred A	Preferred B	Total
Weighted average number of shares	1,087,050	147	265,437	1,352,634
% shares compared to total	80.37%	0.01%	19.62%	100.00%

Basic result per share (R$)	(8.43)	(8.43)	(8.43)

12/31/2014
Numerator	Common	Preferred A	Preferred B	Total
Loss attributable to share class	(5,003,718)	(676)	(1,221,811)	(6,226,206)

Denominator	Common	Preferred A	Preferred B	Total
Weighted average number of shares	1,087,050	147	265,437	1,352,634
% shares compared to total	80.37%	0.01%	19.62%	100.00%

Basic result per share (R$)	(4.60)	(4.60)	(4.60)

12/31/2013 (Revised)
Numerator	Common	Preferred A	Preferred B	Total
Loss attributable to each class of shares	(5,003,718)	(676)	(1,221,811)	(6,186,948)

Denominator	Common	Preferred A	Preferred B	Total
Weighted average amount of shares	1,087,050	147	265,437	1,352,634
% of shares in relation to total	80.37%	0.01%	19.62%	100.00%

Basic and diluted profit per share (R$)	(4.65)	(4.65)	(4.65)

NOTE 38 – NET OPERATING REVENUE

	12/31/2015	12/31/2014	12/31/2013
OPERATIONAL INCOME

Generation

Supply of energy to distribution companies	12,310,243	12,175,362	8,066,674
Supply of energy to final consumers	3,571,809	3,317,103	3,774,404
Short term energy	1,811,552	3,817,976	2,395,732
Income from operation and maintenance renewed concessions	1,882,637	1,803,127	2,198,235
Income from plant constructio	148,403	240,040	736,854
Financial effect Itaipu	234,425	(97,740)	67,961

	19,959,069	21,255,868	17,239,860

Transmission

Income from operation and maintenance renewed lines	2,504,239	1,207,090	2,037,399
Income from operation and maintenance	191,372	994,178	118,382
Income from construction of renewed lines	2,077,616	1,786,195	1,797,324
Financial Return on investment	838,087	714,409	552,106

	5,611,314	4,701,872	4,505,211

Distribution
Energy supply / provision	14,835,424	7,310,337	4,419,444
Income from construction	1,011,518	873,413	1,013,684
CA and other financial items	324,120	38,477	—

	16,171,062	8,222,227	5,433,128

Other income	1,484,431	1,339,294	1,008,200

	43,225,876	35,519,261	28,186,399

(-) Deductions from oeprational income

(-) ICMS	(3,877,677)	(1,683,781)	(1,231,306)
(-) PASEP and COFINS	(4,108,891)	(2,685,562)	(2,238,363)
(-) Sector fees	(2,313,660)	(1,005,014)	(870,490)
(-) Other deductions (including ISS)	(336,810)	(7,097)	(10,596)

	(10,637,038)	(5,381,454)	(4,350,755)

Net operational income	32,588,838	30,137,807	23,835,644

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

The revenue from electricity supply of the distribution sector increased R$ 7,525,087 from December 31, 2014 to December 31, 2015 due to the acquisition of CELG-D in September 2014, being the reason why the Company recognized only the results of the last quarter of the above-mentioned company. During the fiscal year 2015, CELG-D presented revenue from the supply of electricity in the amount of R$ 7,146,242, while in the fiscal year ended on December 31, 2014, the revenue recognized by the Company was R$ 1,626,908.

NOTE 39 – RESULTS OF EQUITY METHOD INVESTMENTS

	12/31/2015	12/31/2014	12/31/2013

Investment in affiliates
Interest on equity	—	10,611	98,236
Equity Method	379,743	(1,518,268)	(104,393)

	379,743	(1,507,657)	(6,157)

Other investments
Interest on equity	2,010	20,008	14,282
Dividends	62,045	98,477	101,275
Compnesation for investment in partnerships	10,402	24,429	20,707
Capital return - ITAIPU	77,246	56,439	47,661

	151,703	199,353	183,925

	531,446	(1,308,304)	177,768

NOTE 40 – PERSONNEL, MATERIAL AND SERVICES

	12/31/2015	12/31/2014	12/31/2013
Personnel	6,004,845	5,609,320	6,650,154
Material	318,410	310,276	295,442
Services	3,172,162	2,565,777	2,298,990

	9,495,417	8,485,373	9,244,586

NOTE 41 – ENERGY PURCHASED FOR RESALE

	12/31/2015	12/31/2014	12/31/2013
Energy purchased for resale
Supply	4,931,606	5,030,149	2,142,924
Trade at CCEE	2,998,109	2,864,480	555,752
Proinfa	2,818,660	2,502,382	2,783,694
Others	17,852	27,689	32,836

	10,766,227	10,424,700	5,515,206

NOTE 42 – OPERATING PROVISIONS (REVERSALS)

	12/31/2015	12/31/2014	12/31/2013
Guarantees	30,265	115,166	83,681
Contingencies ¹	2,942,245	7,797,129	1,399,321
ADA - Consumers and Resellers	642,924	83,921	(792,871)
ADA - Financing and loans ²	15,755	(269,051)	106,232
Onerous contracts	366,477	(1,800,401)	(1,924,657)
Provision/(Reversal) for investment losses (a)	489,752	(1,414,171)	142,622
Impairment ³	5,979,596	377,551	—
Adjustment to market value	67,107	110,902	—
Reversal for financial asset loss	—	(791,868)	1,338,903
Impairment BRR ³	(148,637)	(360,648)	408
Provision for losses in fixed assets	—	235,064	791,868
Provision for environmental compensations	—	104,904	1,122,970
Hydrological risk (b)	451,340	—	—
Others	749,943	474,723	989,728

	11,586,767	4,663,220	3,258,205

1	Information related to contingencies is described in Note 31.
2	Information related to PCLD on financing and loans is described in Note 9.
3	Information related to impairment is described in Note 20

(a)	Loss on Investments

Eletrobras set the amounts recognized in its financial statements to reflect subsequent events that demonstrate conditions that existed at the end of the reporting period referred to the financial statements, this way was made the adjustment as described below.

In order to refund concessionaire companies of Electricity Public Service that use thermal generation and that act in the Isolated System, Law No. 10,833/2003, that amended Law No. 8,631/1993, set forth that the Fuel Consumption Account - CCC would bear this cost, entirely, in 2004 and partially during the period from 2005 to 2008.

By means of Normative Resolution No. 303/2008, ANEEL established the methodology and the procedures to calculate, demonstrate and validate the ICMS amount considered as cost arising out of the acquisition of fuels, as well as calculation, demonstration, supervision, and payment of the liabilities to be returned to CCC-ISOL by beneficiary agents who received ICMS refund in amount higher than the effective cost incurred with this tax.

By means of Order No. 4,722/2009 SFF/ANEEL, that deals with the end of the fiscal year 2009, ANEEL determined the accounting recognition of the amount of liabilities to be refunded to the Fuel Consumption Account CCC related to the period between January 2004 and December 2007.

The Management of the subsidiary Amazonas Energia, supported by legal consultants, required in courts the suspension of effects of this resolution issued by the regulatory entity.

Under the terms in the judicial award issued on September 29, 2009, the subsidiary Amazonas Distribuidora in the financial statements of December 2009 has reverted this obligation from its Liabilities, and the counterpart was an operating revenue. This obligation represents the adjusted amount of R$ 1,100,499 referring to the value refunded by CCC ISOL in the period between 2004 and 2008.

However, considering the phase of the judicial lawsuit at the time, despite admissibility of the corresponding merit, there were some uncertainties regarding the end of the claim, reason why, the controller, during the fiscal years, have recognized a provision to cover for eventual losses related to these alleged debts with the CCC pertaining to ICMS.

In view of the judicial decision that conceded the merit to Amazonas Distribuidora, ANEEL has filed a Bill of Review. On 11/17/2015 this Bill of Review was denied by the Federal Regional Court of the 1st Region. Afterwards, the appeal has lost its object, due to the decision that judged the claim to be appropriate, granting the injunction claimed by Amazonas Distribuidora and ratifying the preliminary order issued before.

Therefore, Amazonas Distribuidora has obtained decisions that ensure the right not to return the ICMS value, thus, the company is not obliged to record these amounts as liabilities.

Faced with the facts and the negative of the interlocutory appeal dismissed on November 17, 2015, despite being a 2015 event, Eletrobras reversed as a subsequent event the provision made in the 2014 financial statements in the amount of R$ 1,100,499, no income tax effects apply.

On December 31, 2015, the provision for investment loss was established in the amount of R$ 489,752, arising out of the impairment test applicable to equity held in the Companies CHC, ESBR Participações, Madeira Energia S.A, Teles Pires Participações and São Manoel (see Note 16).

(b)	Hydrological Risk – GSF

The subsidiary Eletronorte adhered to the Adjustment of Hydrological Risk set forth in Provisional Measure No. 688/2015, dated August 18, 2015. The amount claimed by the subsidiary was R$ 451,340 and, upon adhering to the adjustment, the preliminary order lost the suspension effect for the payment of this amount, and the amount was provisioned by verifying invoices issued at the period.

NOTE 43 – BUSINESS COMBINATION

43.1. Acquisition of shareholding control over CELG - D

On September 26, 2014, in an Extraordinary General Meeting, Eletrobras approved the acquisition of a controlling interest in CELG - Distribuição S.A.- CELG - D.

The Company concluded the process of purchasing CELG-D by paying and transferring, on 01/27/2015, 76,761,267 common shares issued by CELG-D, corresponding to 50.93% of the Distributor’s capital, for the sum of R$ 59,454.

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

This sale was not considered as discontinued operation, because the Company will continue to act in the distribution sector with six distribution companies of the Eletrobras Group. For more information, see note 48.27.

Main assets and liabilities held by subsidiary CELG-D classified as held for sale are presented below:

12/31/2015
Cash and cash equivalent	82,182
Accounts receivables	1,112,469
Taxes and social contributions	170,440
Judicial deposits	136,761
Financial asset	199,497
Fixed assets	43,328
Intangible assets	1,908,127
Refundable assets - FUNAC	672,615
Other assets	298,366

Total assets subsidiary Celg D classified as held for sale	4,623,785

Suppliers	1,983,890
Loans and financing	1,304,503
Taxes and social contributions	360,553
Sector fees	428,332
Post-employment benefits	146,800
Provisions for contingencies	568,100
Other liabilities	782,831

Liabilities of subsidiary Celg D associated to assets classified as held for sale	5,575,009

NOTE 44 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

44.1 – Management of Capital Risk

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

The Company, consistent with other companies in the sector, monitors capital based on the financial leveraging index. This index is the net debt divided by total capital. The net debt, in turn, is total loans (including short- and long-term loans, as demonstrated in the consolidated balance sheet), subtracted from cash and cash equivalents, and securities. Total capital is determined by adding net equity, as demonstrated in the consolidated balance sheet, to net debt.

	12/31/2015	12/31/2014
Total loans and financing	46,398,260	39,539,125
(-) Cash and cash equivalent and securities	8,431,737	5,362,157

Net debt	37,966,523	34,176,968
(+) Total Shareholders’ Equity	41,580,593	53,653,349

Total Capital	79,547,116	87,830,317

Financial Leveraging Index	48%	39%

44.2 – Classification by category of financial instruments

The book balances of financial assets and liabilities represent a reasonable approximation of their fair value. The Company uses hierarchy to measure the fair value of its financial instruments:

	Measurement	12/31/2015	12/31/2014

FINANCIAL ASSSETS (CURRENT / NON-CURRENT)
Cash and cash equivalents		1,393,973	1,407,078
Loans and receivables		59,238,499	58,567,412

Clients	Amortized Cost	5,970,958	6,170,720
Loans and financing	Amortized Cost	17,587,620	14,684,564
Refund rights	Amortized Cost	10,503,382	9,803,062
Financial Asset - Generation and Transmission	Amortized Cost	25,176,539	24,170,771
Indemnities - Law No. 12.783/2013	Amortized Cost	—	3,738,295

Maintained by Expiration		193,669	223,142

Securities	Amortized Cost	193,669	223,142

Measured by fair value by result		6,890,406	3,991,848

Securities	Fair value	6,844,095	3,731,937
Derivatives	Fair value	46,311	259,911

Available for sale		5,382,366	9,606,383

Investments (equity)	Fair value	1,177,260	1,370,371
Financial Asset - Distribution	Fair value	4,205,106	8,236,012

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured by amortized cost		70,733,967	62,458,291

Suppliers	Amortized Cost	19,577,928	17,536,501
Loans and financing	Amortized Cost	46,398,260	39,539,125
Debentures	Amortized Cost	562,474	759,923
Refund Obligations	Amortized Cost	2,879,586	3,232,621
Lease	Amortized Cost	1,252,155	1,326,661
Concessions Payable UBP	Amortized Cost	63,564	63,460

Measured by fair value by result		80,269	72,203

Derivatives	Fair value	80,269	72,203

Measured by fair value by result		18,860	24,706

Derivatives - Hedge	Fair value	18,860	24,706

44.2.1 – Fair value estimate:

The financial assets and liabilities recorded at fair value were classified and disclosed according to the following levels:

	12/31/2015
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (CURRENT / NON-CURRENT)

Available for sale	1,177,260	4,205,106	—	5,382,366

Investments (Equity Stake)	1,177,260	—	—	1,177,260
Financial Asset - Distribution Concessions	—	4,205,106	—	4,205,106

Measured at fair value by result	6,844,095	46,311	—	6,890,406

Securities	6,844,095	—	—	6,844,095
Derivatives	—	46,311	—	46,311

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at fair value by result	—	99,129	—	99,129

Derivatives	—	99,129	—	99,129

	12/31/2014
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (CURRENT / NON-CURRENT)

Available for sale	1,370,371	8,236,012	—	9,606,383

Investments (Equity Stake)	1,370,371	—	—	1,370,371
Financial Asset - Distribution Concessions	—	8,236,012	—	8,236,012

Measured at fair value by result	3,731,937	259,911	—	3,991,848

Securities	3,731,937	—	—	3,731,937
Derivatives	—	259,911	—	259,911

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at fair value by result	—	72,203	—	72,203

Derivatives	—	72,203	—	72,203

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

The fair value of financial instruments traded in active markets (such as securities carried for trading and available for sale) is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are promptly and regularly available from an exchange, distributor, broker, group of industries, pricing service, or regulatory agency, and the prices represent real market transactions which occur regularly on purely commercial bases.

The quoted market price used for financial assets carried by the Company and its subsidiaries is the current competitive price. These instruments are in Level 1. The instruments in Level 1 include mainly equity investments of the FTSE 100 classified as securities for trade or available for sale.

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

44.3 – Financial Risk Management:

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

44.3.1 – Exchange rate risk

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

a) – Composition of balances in foreign currency and sensitivity analysis:

In the following charts, scenarios were considered for indices and rates, with their respective effects on the Company’s profit and loss. For the sensitivity analysis, the probable scenario used for 2015 and 2016 was forecasts and/or estimates based fundamentally on macroeconomic assumptions obtained from the Focus report, published by the Central Bank, and Economic Outlook 86, published by the OECD (Organisation for Economic Co-operation and Development).

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

a1) Risk of exchange rate valuation:

		Balance on 12/31/2015		Effect on result - income (expense)
		Foreign		Scenario I -	Scenario II	Scenario III
		Currency	Reais	Probable 2015 ¹	(25%) ¹	(50%) ¹

	Loans received	3,803,820	14,850,875	(1,315,361)	(5,356,920)	(9,398,479)
USD	Loans granted	3,790,753	14,802,134	1,308,568	5,336,244	9,363,919
	Financial Asset - ITAIPU	883,417	3,449,566	304,955	1,243,586	2,182,216

	Effect on result - USD			298,163	1,222,909	2,147,656

EURO	Loans received	59,277	251,820	(31,562)	(102,408)	(173,253)

	Effect on result - EURO			(31,562)	(102,408)	(173,253)

YEN	Loans received	5,516,631	178,794	(16,587)	(65,432)	(114,277)

	Effect on result - YEN			(16,587)	(65,432)	(114,277)

	EFFECT ON RESULT IN CASE OF APPRECIATION OF EXCHANGE FEES			250,014	1,055,070	1,860,126

(¹) Assumptions adopted:				Provável	25%	50%
USD				4.250	5.313	6.375
EURO				4.781	5.976	7.171
YEN				0.035	0.044	0.053

a2) Risk of exchange rate depreciation:

		Balance on 12/31/2015		Effect on result - income (expense)
		Foreign Currency	Reais	Scenario I - Probable 2015 ¹	Scenario II (25%) ¹	Scenario III (50%) ¹

	Loans received	3,803,820	14,850,875	(1,315,361)	2,726,198	6,767,757
USD	Loans granted	3,790,753	14,802,134	1,308,568	(2,719,107)	(6,746,783)
	Financial Asset - ITAIPU	883,417	3,449,566	304,955	(633,675)	(1,572,305)

	Effect on result - USD			298,163	(626,584)	(1,551,331)

EURO	Loans received	59,277	251,820	(31,562)	39,283	110,129

	Effect on result - EURO			(31,562)	39,283	110,129

YEN	Loans received	5,516,631	178,794	(16,587)	32,258	81,104

	Effect on result - EURO			(16,587)	32,258	81,104

	EFFECT ON RESULT IN CASE OF DEPRECIATION OF EXCHANGE FEES			250,014	(555,042)	(1,360,099)

(²) Assumptions adopted:				Probable	-25%	-50%
USD				4.250	3.188	2.125
EURO				4.781	3.585	2.390
YEN				0.035	0.027	0.018

44.3.2 – Interest rate risk

This risks associated to the possibility of the Company suffering accounting losses due to fluctuation in market interest rates, affecting its financial statements by raising financial expenses with foreign capital raising contracts, mainly, referenced by the Libor rate.

The Company monitors its exposure to the Libor rate and contracts derivative operations to minimize this exposure, as per its Financial Hedging Policy.

a) – Composition of balances by indexer and sensitivity analysis

The composition of debt by indexer, either in national or foreign currency, is broken down in Note 23, item a.

In the following charts, scenarios were considered for indices and rates, with their respective impacts on the Company’s results. For the sensitivity analysis, the probable scenario used for 2016 was forecasts and/or estimates based fundamentally on macroeconomic assumptions obtained from the Focus report, published by the Central Bank, and Economic Outlook 86, published by the OECD (Organisation for Economic Co-operation and Development)

Sensitivity analyses were conducted on financial instruments, assets and liabilities, which could bring material losses to the Company, in four different scenarios, based on the above-mentioned probable scenario: two considering the appreciation of indices, and another two considering a depreciation of those indices.

The sensitivity analyses were created in accordance with CVM Guidance 475/2008, with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. Therefore, these are projections based on assessments of macroeconomic scenarios, and do not mean that the transactions will have the values presented in the analysis period considered.

All scenarios used a likely exchange rate for the dollar to convert into reais the effect on the results of risks linked to fluctuations of the LIBOR. In this sensitivity analysis, no exchange effect is being considered due to valuation or devaluation of the probable exchange rate scenario. The impact of valuation or devaluation of the dollar exchange rate in the probable scenario is presented in item (44.3.1.(a)) of this note.

a1) – LIBOR

•	risk of appreciation of interest rates:

		Debt balance / Notional value on 12/31/2015		Effect on result - income (expense)
		In USD	In reais	Scenario I - Probable 2015 ¹	Scenario II (+25%) ¹	Scenario III (+50%) ¹

	Loans received	955,188	3,729,245	(34,350)	(42,937)	(51,525)
LIBOR	Derivative	1,040,384	4,061,867	37,414	46,767	56,120

	Total			3,064	3,830	4,596

(¹) Assumptions adopted			12/30/2015	Probable	25%	50%
USD			3.9042	4.2500	5.31	6.38
LIBOR			n/a	0.85%	1.06%	1.27%

a2) – National indexers

•	risk of appreciation of interest rates:

			Effect on result - income (expense)
		Balance on 12/31/2015	Scenario I - Probable 2015 ¹	Scenario II (+25%) ¹	Scenario III (+50%) ¹

CDI	Loans received	11,410,983	(1,740,175)	(2,175,219)	(2,610,262)
	Debentures issued	342,671	(52,257)	(65,322)	(78,386)

	Effect on result - CDI		(1,792,432)	(2,240,540)	(2,688,648)

TJLP	Loans received	6,594,316	(461,602)	(577,003)	(692,403)
	Debentures issued	219,803	(15,386)	(19,233)	(23,079)

	Effect on result - TJLP		(476,988)	(596,235)	(715,482)

IGPM	Lease	1,252,155	(82,392)	(102,990)	(123,588)
	Loans granted	237,361	15,618	19,523	23,428

	Effect on result - IGPM		(66,773)	(83,467)	(100,160)

SELIC	Loans received	2,636,254	(402,029)	(502,536)	(603,043)

	Effect on result - SELIC		(402,029)	(502,536)	(603,043)

IPCA	Loans received	532,754	36,920	46,150	55,380

	Effect on result - IPCA		36,920	46,150	55,380

Effect on result - INDEX APPRECIATION			(2,701,303)	(3,376,629)	(4,051,954)

(¹) Assumptions adopted:			Probable	25%	50%
	CDI		15.25%	19.06%	22.88%
	IPCA		6.93%	8.66%	10.40%
	TJLP		7.00%	8.75%	10.50%
	IGPM		6.58%	8.23%	9.87%
	SELIC		15.25%	19.06%	22.88%
	LIBOR		0.85%	1.06%	1.27%

•	risk of depreciation of interest rates:

			Effect on result - income (expense)
		Balance on 12/31/2015	Scenario I - Probable 2015 ¹	Scenario II (-25%) ¹	Scenario III (-50%) ¹

CDI	Loans received	11,410,983	(1,740,175)	(1,305,131)	(870,087)
	Debentures issued	342,671	(52,257)	(39,193)	(26,129)

	Effect on result - CDI		(1,792,432)	(1,344,324)	(896,216)

TJLP	Loans received	6,594,316	(461,602)	(346,202)	(230,801)
	Debentures issued	219,803	(15,386)	(11,540)	(7,693)

	Effect on result - TJLP		(476,988)	(357,741)	(238,494)

IGPM	Lease	1,252,155	(82,392)	(61,794)	(41,196)
	Loans granted	237,361	15,618	11,714	7,809

	Effect on result - IGPM		(66,773)	(50,080)	(33,387)

SELIC	Loans received	2,636,254	(402,029)	(301,522)	(201,014)

	Effect on result - SELIC		(402,029)	(301,522)	(201,014)

IPCA	Loans received	532,754	36,920	27,690	18,460

	Effect on result - IPCA		36,920	27,690	18,460

Effect on result - INDEX DEPRECIATION			(2,701,303)	(2,025,977)	(1,350,651)

(¹) Assumptions adopted:			Probable	-25%	-50%
	CDI		15.25%	11.44%	7.63%
	IPCA		6.93%	5.20%	3.47%
	TJLP		7.00%	5.25%	3.50%
	IGPM		6.58%	4.94%	3.29%
	SELIC		15.25%	11.44%	7.63%
	LIBOR		0.85%	0.63%	0.42%

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

The following chart shows the value of principal and the remaining term for outstanding interest rate swap contracts at the end of the reporting period:

					Fair Values
Type	Transaction	Contracted amounts (notional)	Fees used	Expiration	12/31/2015	12/31/2014
Libor X Pre-tax	01/2011	20,192	2.4400%	11/25/2015	—	(229)
Libor X Pre-tax	02/2011	20,192	2.4900%	11/25/2015	—	(235)
Libor X Pre-tax	03/2011	50,000	3.2780%	08/10/2020	(5,497)	(5,422)
Libor X Pre-tax	04/2011	100,000	3.3240%	08/10/2020	(11,266)	(11,109)
Libor X Pre-tax	05/2011	50,000	2.1490%	08/10/2015	—	(508)
Libor X Pre-tax	06/2011	100,000	2.2725%	08/10/2015	—	(1,087)
Libor X Pre-tax	07/2011	100,000	2.1790%	08/10/2015	—	(1,034)
Libor X Pre-tax	08/2011	100,000	2.1500%	08/10/2015	—	(1,017)
Libor X Pre-tax	09/2012	25,000	1.6795%	11/27/2020	(226)	(231)
Libor X Pre-tax	10/2012	25,000	1.6295%	11/27/2020	(133)	(135)
Libor X Pre-tax	11/2012	75,000	1.6285%	11/27/2020	(394)	(398)
Libor X Pre-tax	12/2012	75,000	1.2195%	11/29/2017	(307)	(715)
Libor X Pre-tax	13/2012	75,000	1.2090%	11/29/2017	(286)	(684)
Libor X Pre-tax	14/2012	50,000	1.2245%	11/29/2017	(211)	(486)
Libor X Pre-tax	15/2012	50,000	1.1670%	11/29/2017	(134)	(375)
Libor X Pre-tax	16/2012	50,000	1.1910%	11/29/2017	(166)	(421)
Libor X Pre-tax	17/2012	50,000	1.2105%	11/29/2017	(192)	(459)
Libor X Pre-tax	18/2012	25,000	1.1380%	11/29/2017	(47)	(160)

	TOTAL	1,040,384			(18,860)	(24,706)

Operations classified as cash flow hedges generated a comprehensive loss of R$ 468 in the year.

With the designation of swaps for hedge accounting, in the year ending on December 31, 2015, the Company recognized R$ 20,996 as financial expenses related to swaps.

44.3.3 – Price risk – commodities

In 2004, the subsidiary Eletronorte signed long-term contracts for the supply of electrical energy to three of its main clients. Part of the income from these long-term contracts is associated with the payment of a premium linked to the international aluminum price, quoted on the London Metal Exchange (LME) as a base asset in determining monthly premiums.

The premium can be considered a component of a hybrid (combined) contract, which includes a non-derivative contract that harbors a derivative, so the cash flow of the combined instrument in certain circumstances varies as if it were an isolated derivative.

Following are the contract details:

Contract date
Client	Start	End	Volume in Average Megawatts (MW)
Albrás	07/01/2004	12/31/2024	750 by 12/31/2006 and 800 starting on 01/01/2007
BHP	07/01/2014	12/31/2024	from 353,08 to 492

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

Considering that the premium is associated to the price of the aluminum commodity on the LME, it is possible to attribute a fair value to these contracts. The LME price was quoted in December 2015 at US$ 1,495.35/ton, which represented a negative variance of 22.49% in relation to the price in December, 2014, which was US$ 1,929.2/ton.

In the same year of the analysis, the real lost value compared to the dollar, with the exchange rate going from R$ 2.66 to R$ 3.87. The decrease in aluminum price contributed to minimize the expected fair value of derivatives, compensating the devaluation of the dollar in the period.

The loss in the operation with derivatives in 2015 was R$ 213,599 (gains on 12/31/2014 R$ 139,522) and is shown in the statement of profit and loss.

a) – Sensitivity analysis on embedded derivatives indexed to aluminum price

Sensitivity analyses were conducted on energy supply contracts for intensive consumers Albras and BHP, since they have a contractual clause linking the premium to the variance in aluminum price on the international market.

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

Balance on 12/31/2015	Scenario I (+25%) Indices and prices	Scenario II (+50%) Indices and prices
46,311	400,552	603,139

44.3.4 – Credit risk

This risk arises from the possibility of the Company and its subsidiaries suffering losses resulting from a difficulty to realize their receivables from clients, and from counterparty financial institutions in operations defaulting.

Through its subsidiaries, the Company operates in markets generating and transmitting electrical energy, supported by contracts signed in a regulated environment. The Company seeks to minimize its credit risk by means of guarantee mechanisms involving client receivables, and when applicable, through bank guarantees. In the distribution sector, the Company, through its subsidiaries, monitors default rates by analyzing specifics on its clients.

The credit risk related to client receivables (see note 7) is concentrated on distribution activities, in the sum of R$ 2,178,241 or 35%(R$ 2,561,241 or 42% on December 31, 2014) of the outstanding balance at the end of the year on December 31, 2015, and its main characteristic is the high level of diffusion since it considers a significant volume of sales to residential consumers.

Regarding loan receivables granted (see note 9), except for the financial operation with the joint subsidiary Itaipu, whose credit risk is low due to the inclusion of the cost of loans in the energy marketing fee of the joint subsidiary, as defined in the terms of the international treaty signed between the governments of Brazil and Paraguay, the concentration of credit risk with any other counterparty individually did not exceed 4% of the outstanding balance during the year.

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

44.3.5 – Liquidity risk

The liquidity needs of the Company and its subsidiaries are the responsibility of the treasury and fund-raising departments, which continually monitor short-, medium- and long-term cash flows, both estimated and realized, seeking to avoid possible discrepancies and resulting financial losses, and guarantee liquidity requirements for operating needs.

The tables below analyzes the non-derivative financial liabilities of the Eletrobras System by maturation range, for the period remaining on the balance sheet until the contractual maturation date. The contractual interests obligations are also contractual repayment/maturation is based on the most recent date the Eletrobras System must settle the respective obligations.

	12/31/2015
	Payment flow
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at amortized cost	18,331,212	19,570,442	28,492,678	23,999,600	90,393,931

Suppliers	10,128,507	3,163,442	3,195,654	3,090,325	19,577,928
Loans and financing	7,312,379	16,138,249	24,723,419	17,884,178	66,058,224
Debentures	357,226	31,668	57,202	116,378	562,474
Refund obligations	396,208	145,399	137,252	2,200,727	2,879,586
Lease	132,972	91,684	339,679	687,820	1,252,155
Concessions payable UBP	3,920	—	39,472	20,172	63,564
Measured at fair value by result	20,608	78,521	—	—	99,129

Derivatives	20,608	78,521	—	—	99,129

	12/31/2014
	Payment flow

FINANCIAL LIABILITIES (CURRENT / NON-CURRENT)

Measured at amortized cost	13,527,277	10,356,125	20,013,728	38,797,161	82,694,291

Suppliers	7,489,134	3,380,083	3,330,015	3,337,269	17,536,501
Loans and financing	4,931,531	4,338,641	16,138,687	34,366,266	59,775,125
Debentures	325,732	80,181	199,514	154,496	759,923
Refund obligations	702,728	2,472,684	—	57,209	3,232,621
Lease	74,507	82,650	306,210	863,294	1,326,661
Concessions payable UBP	3,645	1,886	39,302	18,627	63,460

Measured at fair value by result	26,573	70,336	—	—	96,909

Derivatives	26,573	70,336	—	—	96,909

44.4 – Embedded derivatives related to debentures convertible into stock

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

The financial position on December 31, 2015 determined in this operation with derivatives is R$ 80,269. The estimated gains determined for the fiscal year ending on December 31, 2015 is R$ 27,292, and is presented in the profit and loss statement for the year.

44.4.1 – Sensitivity Analyses

Sensitivity analyses of the debentures agreement were carried out, since there is a contractual clause that refers to the option of converting such debentures into stock of the subsidiary Eletronorte.

In the following analysis, different scenarios for the TJLP (long-term interest rate) were taken into account, with the corresponding impacts on Company results. For the sensitivity analysis, for a potential scenario, estimates and/or expectations for 2015 and 2016 were used, which were basically based on macroeconomic assumptions obtained from the FOCUS Report, distributed by the Central Bank.

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

Therefore, for the agreement, a variation on the expectation for the realization of the long-term interest rate was estimated.

It is possible to verify, below, the impact of each scenario on Company results.

	Balance on December 31	Scenario I (-25%) Indices and prices	Scenario II (-50%) Indices and prices	Scenario I (+25%) Indices and prices	Scenario II (+50%) Indices and prices
2015	80,269	59,963	70,981	87,874	94,045

NOTE 45 – OPERATING SEGMENT INFORMATION

Following are the operating segment results for December 31, 2015, December 31, 2014 and December 31, 2013:

	12/31/2015
		Generation		Transmission
	Management	Exploration System	O&M System	Exploration System	O&M System	Distribution	Eliminated Items	Total
Net operating income	348,022	16,493,690	1,747,836	1,839,339	3,826,056	10,351,737	(2,017,842)	32,588,838
Costs and Operational Expenses	(8,777,628)	(22,216,261)	(1,586,974)	(3,253,891)	(4,008,317)	(10,269,593)	7,484,381	(42,628,283)

Operating Profit before Financial Results	(8,429,606)	(5,722,571)	160,862	(1,414,552)	(182,261)	82,144	5,466,539	(10,039,445)
Financial income	3,958,904	(2,361,203)	(656,829)	(573,184)	(240,949)	(1,751,802)	(73,962)	(1,699,025)
Income from equity	(6,091,974)	—	—	—	—	—	6,623,420	531,446
Income tax and social contribution	(870,858)	(126,772)	89	256,947	19,553	10,929	—	(710,112)

Net profit (loss) of the year	(11,433,534)	(8,210,546)	(495,878)	(1,730,789)	(403,657)	(1,658,729)	12,015,997	(11,917,136)

	12/31/2014
		Generation		Transmission
	Management	Exploration System	O&M System	Exploration System	O&M System	Distribution	Eliminated Items	Total
Net operating income	81,591	18,266,357	1,555,217	1,998,366	2,979,323	6,664,230	(1,407,277)	30,137,807
Costs and Operational Expenses	(9,115,663)	(14,093,237)	(1,755,679)	(1,911,569)	(2,791,777)	(6,456,606)	2,143,267	(33,981,264)

Operating Profit before Financial Results	(9,034,072)	4,173,120	(200,462)	86,797	187,546	207,624	735,990	(3,843,457)
Financial income	2,463,318	(1,279,835)	420,005	(270,551)	(30,111)	(595,919)	(12,282)	694,625
Income from equity	(1,575,940)	—	—	—	—	—	267,636	(1,308,304)
Income tax and social contribution	(242,095)	(2,690,448)	(1,308,867)	3,422,263	(903,792)	22,421	—	(1,700,518)

Net profit (loss) of the year	(8,388,789)	202,837	(1,089,324)	3,238,509	(746,357)	(365,874)	991,344	(6,157,653)

	12/31/2013 Revised
		Generation		Transmission
	Management	Exploration System	O&M System	Exploration System	O&M System	Distribution	Eliminated Items	Total
Net operating income	71,772	14,633,670	2,054,657	1,349,213	2,854,102	4,498,837	(1,626,607)	23,835,644
Costs and Operational Expenses	(7,161,257)	(11,407,123)	(2,041,034)	(2,485,406)	(3,914,835)	(6,621,425)	4,416,001	(29,215,079)

Financing	(7,089,485)	3,226,547	13,623	(1,136,193)	(1,060,733)	(2,122,588)	2,789,394	(5,379,435)
Financial income	2,125,578	(1,466,380)	217,828	(292,168)	(88,706)	(171,801)	52,334	376,685
Income from equity	(519,762)	—	—	—	—	—	697,530	177,768
Income tax and social contribution	(1,326,082)	(242,139)	(204,989)	194,458	212,490	(416)	—	(1,366,678)

Net profit (loss) of the year	(6,809,751)	1,518,028	26,462	(1,233,903)	(936,949)	(2,294,805)	3,539,258	(6,191,660)

Interest income and expense per segment:

	12/31/2015
	Management	Generation	Transmission	Distribution	Eliminated Items	Total
Interest Income	3,007,812	25,755	34,199	—	(1,939,360)	1,128,406
Interest expense	(2,456,810)	(2,997,888)	(1,062,270)	(1,688,888)	1,865,397	(6,340,459)

Total	551,002	(2,972,133)	(1,028,071)	(1,688,888)	(73,963)	(5,212,053)

	12/31/2014
	Management	Generation	Transmission	Distribution	Eliminated Items	Total
Interest Income	2,410,701	24,682	34,139	—	(1,398,415)	1,071,107
Interest expense	(1,510,250)	(1,985,948)	(817,066)	(445,214)	1,309,744	(3,448,734)

Total	900,451	(1,961,266)	(782,927)	(445,214)	(88,671)	(2,377,627)

	12/31/2013
	Management	Generation	Transmission	Distribution	Eliminated Items	Total
Interest Income	2,033,155	27,993	39,813	—	(954,906)	1,146,055
Interest expense	(1,048,004)	(773,471)	(597,426)	(189,968)	577,467	(2,031,402)

Total	985,151	(745,478)	(557,613)	(189,968)	(377,439)	(885,347)

Income from external consumers per segment:

	12/31/2015
	Generation	Transmission	Distribution	Total
Supply (sale) of energy	12,310,243	—	—	12,310,243
Supply of energy	3,571,809	—	14,835,424	18,407,233
Short term energy	1,811,552	—	—	1,811,552
CVA and other financial items	—	—	324,120	324,120
Itaipu financial effect	234,425	—	—	234,425
Income from operation and maintenance	1,882,637	2,695,611	—	4,578,248
Construction income	148,403	2,077,616	1,011,518	3,237,537
Financial - Investment return	—	838,087	—	838,087

Total gross income	19,959,069	5,611,314	16,171,062	41,741,445

	12/31/2014
	Generation	Transmission	Distribution	Total
Supply (sale) of energy	12,175,362	—	—	12,175,362
Supply of energy	3,317,103	—	7,310,337	10,627,440
Short term energy	3,817,976	—	—	3,817,976
CVA and other financial items	—	—	38,477	38,477
Itaipu financial effect	(97,740)	—	—	(97,740)
Income from operation and maintenance	1,803,127	2,201,268	—	4,004,395
Construction income	240,040	1,786,195	873,413	2,899,648
Financial - Investment return	—	714,409	—	714,409

Total gross income	21,255,868	4,701,872	8,222,227	34,179,967

	12/31/2013
	Generation	Transmission	Distribution	Total
Supply (sale) of energy	8,066,674	—	—	8,066,674
Supply of energy	3,774,404	—	4,419,444	8,193,848
Short term energy	2,395,732	—	—	2,395,732
Itaipu financial effect	67,961	—	—	67,961
Income from operation and maintenance	2,198,235	2,155,781	—	4,354,016
Construction income	736,854	1,797,324	1,013,684	3,547,862
Financial - Investment return	—	552,106	—	552,106

Total gross income	17,239,860	4,505,211	5,433,128	27,178,199

Intersegment income:

	12/31/2015
	Management	Generation	Transmission	Total
Suply of energy from distribuition segment	—	928,927	—	928,927
Suply of energy from Generation segment	—	486,544	—	486,544
Transmission revenue - O&M from generation segment	—	—	489,478	489,478
Transmission revenue - O&M from distribuition segment	—	—	112,893	112,893
Interest income from generation segment	477,484	—	—	477,484
Interest income from transmission segment	757,365	—	—	757,365
Interest income from distribuition segment	704,511	—	—	704,511

Total	1,939,360	1,415,471	602,371	3,957,202

	12/31/2014
	Management	Generation	Transmission	Total
Suply of energy from distribuition segment	—	306,695	—	306,695
Suply of energy from Generation segment	—	698,061	—	698,061
Transmission revenue - O&M from generation segment	—	—	338,374	338,374
Transmission revenue - O&M from distribuition segment	—	—	64,147	64,147
Interest income from generation segment	252,750	—	—	252,750
Interest income from transmission segment	638,405	—	—	638,405
Interest income from distribuition segment	507,260	—	—	507,260

Total	1,398,415	1,004,756	402,521	2,805,692

	12/31/2013
	Management	Generation	Transmission	Total
Suply of energy from distribuition segment	—	475,280	—	475,280
Suply of energy from Generation segment	—	1,127,842		1,127,842
Transmission revenue - O&M from generation segment	—	—	—	0
Transmission revenue - O&M from distribuition segment	—	—	23,486	23,486
Interest income from generation segment	120,483	—	—	120,483
Interest income from transmission segment	504,117	—	—	504,117
Interest income from distribuition segment	330,307	—	—	330,307

Total	954,906	1,603,122	23,486	2,581,514

Additions to non-current assets by segment:

	12/31/2015
	Management	Generation	Transmission	Distribution	Total
Fixed	230,633	3,909,258	—	—	4,139,891
Intangible	61,331	52,811	87,463	182,703	384,308

Total	291,964	3,962,069	87,463	182,703	4,524,199

	12/31/2014
	Management	Generation	Distribution	Total
Fixed	205,164	2,596,694	—	2,801,858
Intangible	75,524	19,575	34,844	129,943

Total	280,688	2,616,269	34,844	2,931,801

	12/31/2013
	Management	Generation	Transmission	Distribution	Total
Fixed	321,077	2,715,150	—	—	3,036,227
Intangible	77,264	29,361	8,113	44,521	159,259

Total	398,342	2,744,511	8,113	44,521	3,195,486

Assets per segment:

	2015
	Management	Generation	Transmission	Distribution	Total
Non-current assets
Fixed	1,774,081	26,748,577	—	956,821	29,479,479
Intangible	452,068	146,173	88,392	248,518	935,151

Total	2,226,149	26,894,750	88,392	1,205,339	30,414,630

	2014
	Management	Generation	Transmission	Distribution	Total
Non-current assets
Fixed	1,781,051	28,309,979	—	1,014,518	31,105,549
Intangible	502,737	500,285	4,558	357,791	1,365,371

Total	2,283,788	28,810,264	4,558	1,372,309	32,470,920

Non-cash items per segment:

	2015
	Management	Generation	Transmission	Distribution	Total
Depreciation and amortization	189,085	1,242,709	3,728	407,078	1,842,600
Provision for asset impairment	(1,663)	5,470,206	336,762	22,328	5,827,633
Provision (reversal) of onerous contract	—	102,518	263,959	—	366,477

Total	187,422	6,815,433	604,449	429,406	8,036,710

	2014
	Management	Generation	Transmission	Distribution	Total
Depreciation and amortization	205,016	1,255,492	32	316,756	1,777,296
Provision for asset impairment	13,935	5,470,206	336,762	22,328	5,843,231
Provision (reversal) of onerous contract	—	(1,577,072)	(243,182)	(295,259)	(2,115,513)

Total	218,951	5,148,626	93,612	43,825	5,505,014

	2013 Revised
	Management	Generation	Transmission	Distribution	Total
Depreciation and amortization	84,486	1,347,790	300	79,754	1,512,330
Provision for asset impairment	—	695,002	775,490	1,083,909	2,554,401
Provision (reversal) of onerous contract	—	(1,341,176)	(585,880)	15,867	(1,911,189)

Total	84,486	701,616	189,910	1,179,530	2,155,542

NOTE 46 – TRANSACTIONS WITH RELATED PARTIES

The final controlling company of the Company is União (the Union) that holds 51% of common stock of the Company. (Please review Note 36.)

Company transactions with its subsidiaries, controlled companies and special purpose entities are carried out at prices and conditions that are defined by the parties, that take into consideration the terms that could be applied in the market with unrelated parties. Among the main operations that took place with related parties, we would like to point out loans and financing granted with the above-mentioned conditions and/or according to specific legislation on such matters. The rest of operations were based also taking into consideration conditions that could be usual in the market.

The main transactions and its natures are related below:

•	Loans and financing: Refers to the funds raised from financial institutions as mentioned in Note 9. The Company guarantees certain loans raised by its subsidiaries, as note 23;

•	Accounts receivable and payables: Refers basically to the purchase and sale of energy by distributors and generators through short or long-term contracts. These transactions, when on the free market, are carried out under conditions considered by the Company as being similar to the market at the time of negotiation. When performed in the regulated market, the prices charged are defined through mechanisms defined by the regulator;

•	Finance expenses: The amounts refer to bank costs, comissions, monetary variatons;

•	Interest, commissions, rates and exchange variations: Refers to interest income, mainly from loans, commissions and exchange variation on loans;

•	Advance for future capital increase: Refers to advances for future capital increase in investees by the Company.

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT

FEDERAL PUBLIC ENTITIES	Client	19,535	—	—	16,333	—	—
	Energy supply	—	—	—	—	—	43,716
	Other income	—	—	96,432	—	—	33,864

		19,535	—	96,432	16,333	—	77,580

REAL GRANDEZA	Other accounts receivable	911	—	—	—	—	—
	Other assets	—	—	—	3,127	—	—
	Pension contributions	—	2,872	—	—	4,312	—
	Suppliers	—	1,192	—	—	—	—
	Accounts payable	—	195,556	—	—	403,810	—
	Several obligations	—	6,265	—	—	5,466	—
	Actuarial debt contracts	—	2,528	—	—	15,542	—
	Other liabilities	—	55,426	—	—	38,120	—
	Financial income	—	—	9	—	—	—
	Other income	—	—	1,320	—	—	134,529
	Financial expenses	—	—	(17,216)	—	—	(20,795)
	Actuarial expenses	—	—	(10,862)	—	—	8,312
	Other expenses	—	—	(93,514)	—	—	(11,594)
	Actuarial provision	—	—	—	—	—	38,120

		911	263,839	(120,263)	3,127	467,250	148,572

CENTERS	Pension contributions	—	3,122	—	—	3,230	—
	Actuarial expenses	—	—	(8,892)	—	—	(4,555)
	Other expenses	—	—	(914)	—	—	—

		—	3,122	(9,806)	—	3,230	(4,555)

NORTE BRASIL	Equity permanent stake	887,528	—	—	421,052	—	—
	Suppliers	—	1,459	—	—	23	—
	Other liabilities	—	—	—	—	1,555	—
	Income (Expenses) Equity Method	—	—	4,218	—	—	(3,517)
	Income from equity	—	—	41,207	—	—	—
	Other expenses	—	—	(14,636)	—	—	—
	Fees with the use of electric grid	—	—	—	—	—	(2,459)

		887,528	1,459	30,789	421,052	1,578	(5,976)

ETAU	Accounts receivable	9	—	—	9	—	—
	JCP / Dividends receivable	257	—	—	39	—	—
	Equity permanent stake	24,109	—	—	23,235	—	—
	Suppliers	—	3	—	—	2	—
	Equity method income	—	—	4,947	—	—	6,713
	Income from service provision	—	—	350	—	—	453
	Other income	—	—	9	—	—	—
	Fees with the use of electric grid	—	—	(38)	—	—	(34)

		24,375	3	5,268	23,283	2	7,132

ESBR	Clients	4,526	—	—	2,295	—	—
	Equity permanent stake	2,799,875	—	—	2,907,364	—	—
	Advancement for future capital increase	141,400	—	—	—	—	—
	Suppliers	—	27,876	—	—	9,872	—
	Other liabilities	—	—	—	—	600	—
	Expense with purchased energy	—	—	(219,637)	—	—	(31,200)
	Equity Method Expenses	—	—	(287,489)	—	—	(461,576)

		2,945,801	27,876	(507,126)	2,909,659	10,472	(492,776)

TELES PIRES PARTICIPAÇÕES	Equity permanent stake	547,152	—	—	496,425	—	—
	Income (Expenses) Equity Method	—	—	(86,139)	—	—	(29,157)
	Other expenses	—	—	(115,412)	—	—	—

		547,152	—	(201,551)	496,425	—	(29,157)

INTEGRAÇÃO	Equity permanent stake	—	—	—	22,517	—	—
	Equity method income	—	—	1,508	—	—	63

		—	—	1,508	22,517	—	63

COSTA OESTE	JCP / Dividends receivable	1,713	—	—	300	—	—
	Advancement for future capital increase	—	—	—	1,146	—	—
	Equity permanent stake	30,058	—	—	21,510	—	—
	Suppliers	—	1	—	—	1	—
	Income (Expenses) Equity Method	—	—	6,249	—	—	(481)
	Fees with the use of electric grid	—	—	(10)	—	—	(3)

		31,771	1	6,239	22,956	1	(484)

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT
TSBE - Transmissora Sul Brasileira de Energia S.A.	Accounts receivable	11	—	—	12	—	—
	JCP / Dividends receivable	—	—	—	2,660	—	—
	Advancement for future capital increase	—	—	—	16,000	—	—
	Equity permanent stake	270,252	—	—	275,960	—	—
	Suppliers	—	7	—	—	2	—
	Accounts payable	—	—	—	—	10,733	—
	Income from service provision	—	—	12,557	—	—	374
	Other income	—	—	76	—	—	70
	Income (Expenses) Equity Method	—	—	(24,368)	—	—	11,377
	Fees with the use of electric grid	—	—	(70)	—	—	(20)

		270,263	7	(11,805)	294,632	10,735	11,801
LIVRAMENTO	Other accounts receivable	—	—	—	10	—	—
	Advancement for future capital increase	173,860	—	—	73,500	—	—
	Redeemable preferred shares	64,310	—	—	61,910	—	—
	Other income	—	—	179	—	—	126
	Income (Expenses) Equity Method	—	—	(96,478)	—	—	(150,370)
	Fees with the use of electric grid	—	—	(2)	—	—	—

		238,170	—	(96,301)	135,420	—	(150,244)
SANTA VITÓRIA	JCP / Dividends receivable	—	—	—	1,163	—	—
	Advancement for future capital increase	36,492	—	—	18,000	—	—
	Equity permanent stake	50,223	—	—	157,627	—	—
	Redeemable preferred shares	29,400	—	—	29,400	—	—
	Income (Expenses) Equity Method	—	—	(108,567)	—	—	2,220

		116,115	—	(108,567)	206,190	—	2,220
MARUMBI	Advancement for future capital increase	—	—	—	6,702	—	—
	JCP / Dividends receivable	775	—	—	553	—	—
	Equity permanent stake	18,418	—	—	9,043	—	—
	Suppliers	—	2	—	—	—	—
	Equity method income	—	—	2,894	—	—	1,930
	Other income	—	—	14	—	—	—
	Fees with the use of electric grid	—	—	(8)	—	—	—

		19,193	2	2,900	16,298	—	1,930
CHUÍ	Equity permanent stake	—	—	—	37,495	—	—
	Advancement for future capital increase	431,913	—	—	330,500	—	—
	Equity Method Expenses	—	—	(114,602)	—	—	(37,715)

		431,913	—	(114,602)	367,995	—	(37,715)
FACHESF	Suppliers	—	1,720	—	—	10,719	—
	Pension contributions (regular)	—	11,415	—	—	10,220	—
	Actuarial expenses	—	—	(123,537)	—	—	(105,121)
	Operational Expenses	—	—	(20,411)	—	—	(17,401)
	Financial expenses	—	—	(133,698)	—	—	(55,871)

		—	13,135	(277,646)	—	20,939	(178,393)
TDG	Accounts receivable	355	—	—	429	—	—
	Equity permanent stake	7,236	—	—	28,013	—	—
	Advancement for future capital increase	101,000	—	—	101,000	—	—
	Suppliers	—	169	—	—	181	—
	Income from service provision	—	—	4,217	—	—	4,187
	Equity Method Expenses	—	—	(20,777)	—	—	—
	Fees with the use of electric grid	—	—	(1,580)	—	—	(1,787)

		108,591	169	(18,140)	129,442	181	2,400
MANAUS TRANSMISSÃO	JCP / Dividends receivable	50	—	—	—	—	—
	Equity permanent stake	621,873	—	—	215,793	—	—
	Advancement for future capital increase	26,800	—	—	39,181	—	—
	Other assets	1,067	—	—	1,338	—	—
	Suppliers	—	1,810	—	—	—	—
	Other liabilities	—	8	—	—	1,307	—
	Equity method income	—	—	29,919	—	—	22,226
	Other income	—	—	2,573	—	—	2,938
	Equity Method Expenses	—	—	—	—	—	(65,311)
	Fees with the use of electric grid	—	—	(20,825)	—	—	(7,902)

		649,790	1,818	11,667	256,312	1,307	(48,049)

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT

IE MADEIRA	JCP / Dividends receivable	27,589	—	—	7,257	—	—
	Equity permanent stake	912,098	—	—	822,342	—	—
	Suppliers	—	1,475	—	—	5,752	—
	Accounts payable	—	526	—	—	579	—
	Equity method income	—	—	117,747	—	—	62,927
	Income from service provision	—	—	602	—	—	—
	Other income (expenses)	—	—	495	—	—	—
	Fees with the use of electric grid	—	—	(53,169)	—	—	(49,776)

		939,687	2,001	65,675	829,599	6,331	13,151

MANAUS CONSTRUÇÃO	JCP / Dividends receivable	9,178	—	—	12,351	—	—
	Equity permanent stake	33,251	—	—	4,724	—	—
	Income (Expenses) Equity Method	—	—	(592)	—	—	10,570

		42,429	—	(592)	17,075	—	10,570

STN	Other accounts receivable	273	—	—	263	—	—
	Equity permanent stake	176,941	—	—	163,434	—	—
	Suppliers	—	1,042	—	—	1,250	—
	Equity method income	—	—	45,475	—	—	46,014
	Income from service provision	—	—	3,231	—	—	2,841
	Fees with the use of electric grid	—	—	(10,362)	—	—	(12,427)

		177,214	1,042	38,344	163,697	1,250	36,428

INTESA - Integração Transmissora de Energia S.A.	JCP / Dividends receivable	1,209	—	—	—	—	—
	Equity permanent stake	42,084	—	—	41,064	—	—
	Other assets	317	—	—	—	—	—
	Suppliers	—	1,482	—	—	971	—
	Equity method income	—	—	6,727	—	—	5,573
	Other income	—	—	3,673	—	—	—
	Fees with the use of electric grid	—	—	(14,503)	—	—	(9,496)

		43,610	1,482	(4,103)	41,064	971	(3,923)

EAPSA - Energética Águas da Pedra S.A.	Clients	352	—	—	159	—	—
	JCP / Dividends receivable	2,181	—	—	1,124	—	—
	Equity permanent stake	208,795	—	—	89,580	—	—
	Other assets	—	—	—	161	—	—
	Equity method income	—	—	22,718	—	—	8,409
	Income from the use of electric grid	—	—	—	—	—	1,267
	Other income	—	—	1,557	—	—	—

		211,328	—	24,275	91,024	—	9,676

SETE GAMELEIRAS	Clients	8	—	—	7	—	—
	JCP / Dividends receivable	437	—	—	—	—	—
	Equity permanent stake	22,888	—	—	20,799	—	—
	Equity method income	—	—	2,526	—	—	556

		23,333	—	2,526	20,806	—	556

S. PEDRO DO LAGO	Clients	36	—	—	7	—	—
	JCP / Dividends receivable	371	—	—	—	—	—
	Equity permanent stake	16,423	—	—	16,268	—	—
	Income (Expenses) Equity Method	—	—	268	—	—	1,407
	Income from service provision	—	—	335	—	—	81

		16,830	—	603	16,275	—	1,488

PEDRA BRANCA	Clients	8	—	—	7	—	—
	JCP / Dividends receivable	542	—	—	—	—	—
	Equity permanent stake	17,592	—	—	14,256	—	—
	Income from service provision	—	—	—	—	—	192
	Income (Expenses) Equity Method	—	—	3,878	—	—	—

		18,142	—	3,878	14,263	—	192
BRASVENTOS MIASSABA	Clients	152	—	—	70	—	—
	Equity permanent stake	66,539	—	—	33,469	—	—
	Other assets	1	—	—	1	—	—
	Equity method income	—	—	(226)	—	—	4,703
	Income from the use of electric grid	—	—	709	—	—	649
	Other income	—	—	604	—	—	—
	Equity Method Expenses	—	—	(200)	—	—	—

		66,692	—	887	33,540	—	5,352

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT

BRASVENTOS EOLO	Clients	129	—	—	60	—	—
	Advancement for future capital increase	316	—	—	316	—	—
	Equity permanent stake	40,163	—	—	20,750	—	—
	Other assets	1	—	—	—	—	—
	Income from the use of electric grid	—	—	605	—	—	554
	Other income	—	—	517	—	—	—
	Equity Method Expenses	—	—	(668)	—	—	(1,495)
	Income from equity	—	—	(634)	—	—	—

		40,609	—	(180)	21,126	—	(941)

PREVINORTE	Other assets	7,174	—	—	63	—	—
	Other liabilities	—	—	—	—	7,958	—

		7,174	—	—	63	7,958	—

ENERPEIXE	Clients	282	—	—	232	—	—
	JCP / Dividends receivable	34,686	—	—	26,059	—	—
	Equity permanent stake	561,282	—	—	555,860	—	—
	Equity method income	—	—	68,107	—	—	56,539
	Income from service provision	—	—	13	—	—	255
	Income from the use of electric grid	—	—	2,287	—	—	2,220

		596,250	—	70,407	582,151	—	59,014

TRANSLESTE	Equity permanent stake	17,574	—	—	15,616	—	—
	Suppliers	—	164	—	—	166	—
	Equity method income	—	—	4,719	—	—	5,040
	Fees with the use of electric grid	—	—	(1,515)	—	—	(1,539)

		17,574	164	3,204	15,616	166	3,501

TRANSUDESTE	Clients	14	—	—	—	—	—
	Other accounts receivable	13	—	—	—	—	—
	JCP / Dividends receivable	1,033	—	—	1,033	—	—
	Equity permanent stake	17,900	—	—	14,978	—	—
	Other assets	—	—	—	25	—	—
	Suppliers	—	102	—	—	156	—
	Other income	—	—	165	—	—	159
	Income from service provision	—	—	157	—	—	148
	Equity method income	—	—	3,459	—	—	3,294
	Financial income	—	—	—	—	—	1,034
	Fees with the use of electric grid	—	—	(947)	—	—	(968)

		18,960	102	2,834	16,036	156	3,667

TRANSIRAPE	JCP / Dividends receivable	678	—	—	—	—	—
	Equity permanent stake	19,061	—	—	16,134	—	—
	Suppliers	—	90	—	—	107	—
	Equity method income	—	—	3,605	—	—	2,864
	Fees with the use of electric grid	—	—	(739)	—	—	(666)

		19,739	90	2,866	16,134	107	2,198

CENTROESTE	Clients	63	—	—	—	—	—
	JCP / Dividends receivable	59	—	—	894	—	—
	Equity permanent stake	18,709	—	—	20,825	—	—
	Other assets	—	—	—	10	—	—
	Suppliers	—	54	—	—	71	—
	Equity method income	—	—	4,361	—	—	4,089
	Income from service provision	—	—	1,068	—	—	900
	Other income	—	—	89	—	—	431
	Fees with the use of electric grid	—	—	(645)	—	—	(666)

		18,831	54	4,873	21,729	71	4,754

BAGUARI	Clients	22	—	—	15	—	—
	JCP / Dividends receivable	2,462	—	—	7,294	—	—
	Advancement for future capital increase	315	—	—	315	—	—
	Equity permanent stake	82,721	—	—	85,815	—	—
	Income (Expenses) Equity Method	—	—	6,226	—	—	(850)
	Income from the use of electric grid	—	—	193	—	—	181

		85,520	—	6,419	93,439	—	(669)

RETIRO BAIXO	Advancement for future capital increase	1,225	—	—	2,695	—	—
	Equity permanent stake	121,774	—	—	111,906	—	—
	Equity Method Expenses	—	—	—	—	—	(1,275)
	Financial income (expenses)	—	—	7,173	—	—	—
	Financial income	—	—	—	—	—	111

		122,999	—	7,173	114,601	—	(1,164)

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT

SERRA FACÃO ENERGIA	JCP / Dividends receivable	9,154	—	—	2,289	—	—
	Equity permanent stake	45,032	—	—	1,640	—	—
	Income (Expenses) Equity Method	—	—	23,047	—	—	(59,102)
	Income from service provision	—	—	154	—	—	80

		54,186	—	23,201	3,929	—	(59,022)

Chapecoense	Clients	740	—	—	740	—	—
	JCP / Dividends receivable	22,288	—	—	9,512	—	—
	Equity permanent stake	415,501	—	—	364,522	—	—
	Equity method income	—	—	73,267	—	—	28,646

		438,529	—	73,267	374,774	—	28,646

MADEIRA ENERGIA	Equity permanent stake	2,799,058	—	—	2,724,068	—	—
	Income (Expenses) Equity Method	—	—	7,030	—	—	(861,144)
	Other expenses	—	—	(97,010)	—	—	—

		2,799,058	—	(89,980)	2,724,068	—	(861,144)

INAMBARI	Equity permanent stake	194	—	—	164	—	—
	Other income	—	—	30	—	—	6,017
	Income (Expenses) Equity Method	—	—	(31)	—	—	(6,024)
	Income from equity	—	—	(50)	—	—	—

		194	—	(51)	164	—	(7)

TRANSENERGIA RENOVÁVEL	JCP / Dividends receivable	13,979	—	—	15,648	—	—
	Equity permanent stake	128,418	—	—	96,813	—	—
	Suppliers	—	57	—	—	80	—
	Equity method income	—	—	38,777	—	—	24,316
	Other income	—	—	—	—	—	8
	Fees with the use of electric grid	—	—	(706)	—	—	(754)

		142,397	57	38,071	112,461	80	23,570

MGE TRANSMISSÃO	Clients	15	—	—	—	—	—
	Other accounts receivable	148	—	—	149	—	—
	JCP / Dividends receivable	11,447	—	—	6,812	—	—
	Equity permanent stake	136,755	—	—	118,953	—	—
	Suppliers	—	119	—	—	100	—
	Income (Expenses) Equity Method	—	—	20,476	—	—	(9,222)
	Income from service provision	—	—	1,685	—	—	2,974
	Other income	—	—	167	—	—	67
	Fees with the use of electric grid	—	—	(1,389)	—	—	(477)

		148,365	119	20,939	125,914	100	(6,658)

GOIÁS TRANSMISSÃO	Other accounts receivable	229	—	—	203	—	—
	JCP / Dividends receivable	23,857	—	—	20,051	—	—
	Equity permanent stake	190,245	—	—	138,436	—	—
	Suppliers	—	204	—	—	225	—
	Income (Expenses) Equity Method	—	—	66,566	—	—	(493)
	Income from service provision	—	—	2,331	—	—	2,293
	Fees with the use of electric grid	—	—	(2,327)	—	—	(1,911)

		214,331	204	66,570	158,690	225	(111)

TRANS. SÃO PAULO	Clients	18	—	—	—	—	—
	Other accounts receivable	83	—	—	75	—	—
	JCP / Dividends receivable	4,275	—	—	15,934	—	—
	Advancement for future capital increase	—	—	—	1,960	—	—
	Equity permanent stake	91,141	—	—	83,116	—	—
	Suppliers	—	13	—	—	28	—
	Equity method income	—	—	6,065	—	—	43,977
	Income from service provision	—	—	976	—	—	890
	Other income	—	—	78	—	—	509
	Fees with the use of electric grid	—	—	(297)	—	—	(276)

		95,517	13	6,822	101,085	28	45,100

CALDAS NOVAS	Other accounts receivable	73	—	—	72	—	—
	JCP / Dividends receivable	452	—	—	—	—	—
	Equity permanent stake	13,560	—	—	12,846	—	—
	Suppliers	—	3	—	—	9	—
	Income (Expenses) Equity Method	—	—	1,166	—	—	3,084
	Income from service provision	—	—	724	—	—	720
	Other income	—	—	160	—	—	149
	Fees with the use of electric grid	—	—	—	—	—	(61)

		14,085	3	2,050	12,918	9	3,892

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT

IE GARANHUNS	JCP / Dividends receivable	5,780	—	—	—	—	—
	Equity permanent stake	318,972	—	—	181,526	—	—
	Equity method income	—	—	26,361	—	—	16,717

		324,752	—	26,361	181,526	—	16,717

LUZIÂNIA NIQUELÂNDIA TRANSMISSORA	Clients	6	—	—	—	—	—
	Equity permanent stake	21,181	—	—	16,863	—	—
	Suppliers	—	—	—	—	845	—
	Equity method income	—	—	4,318	—	—	4,594
	Income from service provision	—	—	110	—	—	115
	Other income	—	—	30	—	—	188
	Fees with the use of electric grid	—	—	(105)	—	—	(41)

		21,187	—	4,353	16,863	845	4,856

TSLE - Transmissora Sul Litorânea de Energia S.A.	Other accounts receivable	18	—	—	5	—	—
	Advancement for future capital increase	84,847	—	—	54,499	—	—
	Equity permanent stake	144,615	—	—	139,719	—	—
	Accounts payable	—	11	—	—	—	—
	Income from service provision	—	—	570	—	—	3,457
	Other income	—	—	51	—	—	39
	Equity Method Expenses	—	—	(4,980)	—	—	(2,637)
	Fees with the use of electric grid	—	—	(81)	—	—	—

		229,480	11	(4,440)	194,223	—	859

Energia dos Ventos I	Equity permanent stake	—	—	—	7,254	—	—
	Income (Expenses) Equity Method	—	—	(1)	—	—	(39)

		—	—	(1)	7,254	—	(39)

Energia dos Ventos II	Equity permanent stake	—	—	—	4,406	—	—
	Income (Expenses) Equity Method	—	—	—	—	—	(30)

		—	—	—	4,406	—	(30)

Energia dos Ventos III	Equity permanent stake	—	—	—	6,535	—	—
	Income (Expenses) Equity Method	—	—	—	—	—	(36)

		—	—	—	6,535	—	(36)

Energia dos Ventos IV	Equity permanent stake	—	—	—	9,535	—	—
	Income (Expenses) Equity Method	—	—	—	—	—	(43)

		—	—	—	9,535	—	(43)

Energia dos Ventos X	Equity permanent stake	—	—	—	5,807	—	—
	Income (Expenses) Equity Method	—	—	(1)	—	—	(34)

		—	—	(1)	5,807	—	(34)

NORTE ENERGIA (Belo Monte)	Clients	390	—	—	—	—	—
	Other assets	54	—	—	78	—	—
	Advancement for future capital increase	326,671	—	—	—	—	—
	Equity permanent stake	3,469,785	—	—	3,479,087	—	—
	Income from equity	—	—	(7,993)	—	—	(32,909)
	Equity Method Expenses	—	—	(7,225)	—	—	(110,640)
	Income from the use of electric grid	—	—	39,258	—	—	—
	Other income	—	—	423	—	—	—

		3,796,900	—	24,463	3,479,165	—	(143,549)

AETE	Other assets	24	—	—	—	—	—
	Other liabilities	—	—	—	—	234	—
	Suppliers	—	160	—	—	—	—
	Equity method income	—	—	—	—	—	8,915
	Other income	—	—	2,251	—	—	—
	Fees with the use of electric grid	—	—	(2,126)	—	—	(2,457)

		24	160	125	—	234	6,458

BRASNORTE	Other assets	106	—	—	2,506	—	—
	Equity permanent stake	120,873	—	—	—	—	—
	Other liabilities	—	—	—	—	127	—
	Suppliers	—	88	—	—	—	—
	Equity method income	—	—	9,372	—	—	9,647
	Income from service provision	—	—	—	—	—	1,808
	Other income	—	—	3,523	—	—	—
	Fees with the use of electric grid	—	—	(1,176)	—	—	(1,289)

		120,979	88	11,719	2,506	127	10,166

ESTAÇÃO TRANSMISSORA	Fees with the use of electric grid	—	—	—	—	—	(3,735)

		—	—	—	—	—	(3,735)

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT

INTEGRAÇÃO TRANS.	Other assets	—	—	—	290	—	—
	Equity permanent stake	133,488	—	—	—	—	—
	Other liabilities	—	—	—	—	709	—
	Equity method income	—	—	18,970	—	—	16,817
	Other income	—	—	—	—	—	3,838
	Fees with the use of electric grid	—	—	—	—	—	(7,132)

		133,488	—	18,970	290	709	13,523

CONSTRUTORA INTEG	Equity permanent stake	49,461	—	—	—	—	—
	Equity method income	—	—	1,507	—	—	63
	Income from equity	—	—	(1,793)	—	—	—

		49,461	—	(286)	—	—	63

TME - TRANSMISSORA MATOGROSSENSE DE ENERGIA	Equity permanent stake	97,154	—	—	—	—	—
	Other liabilities	—	214	—	—	234	—
	Income from equity	—	—	13,317	—	—	—
	Equity method income	—	—	—	—	—	11,182
	Fees with the use of electric grid	—	—	(2,221)	—	—	(2,545)

		97,154	214	11,096	—	234	8,637

TRANSNORTE	Equity permanent stake	148,373	—	—	—	—	—
	Suppliers	—	36	—	—	—	—
	Income from equity	—	—	(9,613)	—	—	—
	Equity method income	—	—	—	—	—	9,072
	Fees with the use of electric grid	—	—	(186)	—	—	—

		148,373	36	(9,799)	—	—	9,072

CTEEP	Financing and loans	196	—	—	—	—	—
	Equity permanent stake	942,732	—	—	946,187	—	—
	Dividends receivable	2,187	—	—	9,749	—	—
	Income from interest, commissions, fees, and ex	—	—	17	—	—	—
	Equity method income	—	—	2,380	—	—	53,503
	Income from JCP / Dividends	—	—	2,206	—	—	1,480
	Income from equity	—	—	114,813	—	—	—
	Loss in subscription	—	—	—	—	—	(679)

		945,115	—	119,416	955,936	—	54,304

EMAE	Equity permanent stake	307,195	—	—	275,214	—	—
	JCP / Dividends receivable	1,416	—	—	54	—	—
	Equity method income	—	—	793	—	—	—
	Income from JCP / Dividends	—	—	—	—	—	64
	Income from equity	—	—	23,330	—	—	151,429
	Other expenses	—	—	(89)	—	—	—

		308,611	—	24,034	275,160	—	151,493

Triângulo Mineiro Trans. S.A.	Other accounts receivable	11	—	—	—	—	—
	Other assets	—	—	—	724	—	—
	Advancement for future capital increase	—	—	—	6,223	—	—
	Equity permanent stake	82,555	—	—	36,246	—	—
	Income (Expenses) Equity Method	—	—	2,957	—	—	830
	Income from service provision	—	—	578	—	—	724
	Other income	—	—	25	—	—	38

		82,566	—	3,560	43,193	—	1,592

CEPEL	Operational Expenses	—	—	(11,525)	—	—	(10,925)

		—	—	(11,525)	—	—	(10,925)

Paranaíba Transmissora de Energia S.A.	Other accounts receivable	70	—	—	142	—	—
	Equity permanent stake	100,726	—	—	67,383	—	—
	Equity method income	—	—	3,943	—	—	2,297
	Income from service provision	—	—	792	—	—	849

		100,796	—	4,735	67,525	—	3,146

Centrais Eolica Famosa I S.A.	Advancement for future capital increase	—	—	—	1,059	—	—
	Equity permanent stake	1,305	—	—	838	—	—
	Income (Expenses) Equity Method	—	—	(592)	—	—	(6,425)

		1,305	—	(592)	1,897	—	(6,425)

Centrais Eolica Pau Brasil S.A.	Advancement for future capital increase	—	—	—	706	—	—
	Equity permanent stake	758	—	—	548	—	—
	Income (Expenses) Equity Method	—	—	(496)	—	—	(4,292)

		758	—	(496)	1,254	—	(4,292)

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT

Centrais Eolica São Paulo S.A.	Advancement for future capital increase	—	—	—	823	—	—
	Equity permanent stake	971	—	—	648	—	—
	Income (Expenses) Equity Method	—	—	(500)	—	—	(4,803)

		971	—	(500)	1,471	—	(4,803)

Centrais Eolica Rosada S.A.	Advancement for future capital increase	—	—	—	1,333	—	—
	Equity permanent stake	1,418	—	—	955	—	—
	Income (Expenses) Equity Method	—	—	(870)	—	—	(8,132)

		1,418	—	(870)	2,288	—	(8,132)

FRONTEIRA OESTE	Other accounts receivable	1,042	—	—	—	—	—
	Advancement for future capital increase	14,155	—	—	3,641	—	—
	Equity permanent stake	12,091	—	—	11,824	—	—
	Equity method income	—	—	267	—	—	—
	Income from service provision	—	—	1,042	—	—	—
	Equity Method Expenses	—	—	—	—	—	(16)

		27,288	—	1,309	15,465	—	(16)

Vale do São Bartolomeu Transmissora de Energia S.A.	Other accounts receivable	220	—	—	229	—	—
	Advancement for future capital increase	7,943	—	—	—	—	—
	Equity permanent stake	56,469	—	—	16,128	—	—
	Income (Expenses) Equity Method	—	—	1,512	—	—	645
	Income from service provision	—	—	373	—	—	226
	Other income	—	—	1,704	—	—	7,950

		64,632	—	3,589	16,357	—	8,821

PUNAÚ I EÓLICA S.A	Equity permanent stake	10,829	—	—	1,880	—	—
	Income (Expenses) Equity Method	—	—	8,816	—	—	(7,313)

		10,829	—	8,816	1,880	—	(7,313)

CARNAÚBA I EÓLICA S.A.	Equity permanent stake	10,261	—	—	1,238	—	—
	Income (Expenses) Equity Method	—	—	8,906	—	—	(7,186)

		10,261	—	8,906	1,238	—	(7,186)

CARNAÚBA II EÓLICA S.A.	Equity permanent stake	8,293	—	—	936	—	—
	Income (Expenses) Equity Method	—	—	7,254	—	—	(5,959)

		8,293	—	7,254	936	—	(5,959)

CARNAÚBA III EÓLICA S.A.	Equity permanent stake	7,290	—	—	845	—	—
	Income (Expenses) Equity Method	—	—	6,358	—	—	(5,284)

		7,290	—	6,358	845	—	(5,284)

CARNAÚBA V EÓLICA S.A.	Equity permanent stake	10,777	—	—	1,212	—	—
	Income (Expenses) Equity Method	—	—	9,433	—	—	(7,981)

		10,777	—	9,433	1,212	—	(7,981)

CERVANTES I EÓLICA S.A.	Equity permanent stake	7,355	—	—	1,357	—	—
	Income (Expenses) Equity Method	—	—	5,910	—	—	(4,772)

		7,355	—	5,910	1,357	—	(4,772)

CERVANTES II EÓLICA S.A.	Equity permanent stake	5,474	—	—	644	—	—
	Income (Expenses) Equity Method	—	—	4,755	—	—	(3,958)

		5,474	—	4,755	644	—	(3,958)

BOM JESUS EÓLICA S.A.	Equity permanent stake	1,251	—	—	1,370	—	—
	Income (Expenses) Equity Method	—	—	(236)	—	—	(5,794)

		1,251	—	(236)	1,370	—	(5,794)

CACHOEIRA EÓLICA S.A	Equity permanent stake	767	—	—	871	—	—
	Income (Expenses) Equity Method	—	—	(191)	—	—	(3,907)

		767	—	(191)	871	—	(3,907)

PITIMBU EÓLICA S.A	Equity permanent stake	1,037	—	—	1,270	—	—
	Income (Expenses) Equity Method	—	—	(351)	—	—	(5,894)

		1,037	—	(351)	1,270	—	(5,894)

SÃO CAETANO EÓLICA S.A	Equity permanent stake	1,387	—	—	2,387	—	—
	Income (Expenses) Equity Method	—	—	(1,177)	—	—	(7,952)

		1,387	—	(1,177)	2,387	—	(7,952)

SÃO CAETANO I EÓLICA S.A	Equity permanent stake	1,137	—	—	1,867	—	—
	Income (Expenses) Equity Method	—	—	(847)	—	—	(5,297)

		1,137	—	(847)	1,867	—	(5,297)

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT

SÃO GALVÃO EÓLICA S.A.	Equity permanent stake	1,342	—	—	1,684	—	—
	Income (Expenses) Equity Method	—	—	(505)	—	—	(7,862)

		1,342	—	(505)	1,684	—	(7,862)

Baraúnas I	Equity permanent stake	17,356	—	—	27	—	—
	Equity Method Expenses	—	—	(213)	—	—	(27)

		17,356	—	(213)	27	—	(27)

Mussambê	Equity permanent stake	21,724	—	—	19,955	—	—
	Equity Method Expenses	—	—	(25)	—	—	(32)

		21,724	—	(25)	19,955	—	(32)

Morro Branco I	Equity permanent stake	17,019	—	—	15,549	—	—
	Equity Method Expenses	—	—	(204)	—	—	(22)

		17,019	—	(204)	15,549	—	(22)

SINOP	Equity permanent stake	179,052	—	—	87,047	—	—
	Advancement for future capital increase	73,500	—	—	—	—	—
	Equity method income	—	—	2,479	—	—	—
	Equity Method Expenses	—	—	—	—	—	—
	Income from equity	—	—	(1,199)	—	—	(4,249)

		252,552	—	1,280	87,047	—	(4,249)

MATA DE SANTA GENEBRA	Other accounts receivable	2	—	—	1	—	—
	Equity permanent stake	30,336	—	—	26,177	—	—
	Income (Expenses) Equity Method	—	—	1,415	—	—	(1,019)
	Other income	—	—	292	—	—	894
	Other expenses	—	—	4	—	—	—

		30,338	—	1,711	26,178	—	(125)

LAGOA AZUL TRANSMISSORA	Clients	396	—	—	—	—	—
	Other assets	—	—	—	1	—	—
	Equity permanent stake	8,632	—	—	1,970	—	—
	Income (Expenses) Equity Method	—	—	99	—	—	(151)
	Other income	—	—	—	—	—	12
	Other expenses	—	—	395	—	—	—

		9,028	—	494	1,971	—	(139)

EÓLICA ITAGUAÇU DA BAHIA SPE S.A.	Other assets	—	—	—	1	—	—
	Equity permanent stake	11,798	—	—	1,062	—	—
	Income (Expenses) Equity Method	—	—	102	—	—	(101)
	Other expenses	—	—	(1)	—	—	—

		11,798	—	101	1,063	—	(101)

ITAGUAÇU DA BAHIA ENERGIAS RENOVÁVEIS	Advancement for future capital increase	34,300	—	—	—	—	—
	Equity permanent stake	11,798	—	—	—	—	—
	Income (Expenses) Equity Method	—	—	(4,396)	—	—	—

		46,098	—	(4,396)	—	—	—

EÓLICA VENTOS DE SANTA LUIZA SPE S.A.	Other assets	—	—	—	1	—	—
	Advancement for future capital increase	—	—	—	1,063	—	—
	Income (Expenses) Equity Method	—	—	101	—	—	(100)
	Other expenses	—	—	(1)	—	—	—

		—	—	100	1,064	—	(100)

EÓLICA VENTOS DE SANTA MADALENA SPE S.A.	Other assets	—	—	—	1	—	—
	Equity permanent stake	—	—	—	1,062	—	—
	Income (Expenses) Equity Method	—	—	102	—	—	(101)
	Other expenses	—	—	(1)	—	—	—

		—	—	101	1,063	—	(101)

EÓLICA VENTOS DE SANTA MARCELLA SPE S.A.	Other assets	—	—	—	1	—	—
	Equity permanent stake	—	—	—	1,063	—	—
	Income (Expenses) Equity Method	—	—	101	—	—	(101)
	Other expenses	—	—	(1)	—	—	—

		—	—	100	1,064	—	(101)

EÓLICA VENTOS DE SANTA VERA SPE S.A.	Other assets	—	—	—	1	—	—
	Equity permanent stake	—	—	—	1,063	—	—
	Income (Expenses) Equity Method	—	—	101	—	—	(100)
	Other expenses	—	—	(1)	—	—	—

		—	—	100	1,064	—	(100)

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT

EÓLICA VENTOS DE SANTO ANTONIO SPE S.A.	Other assets	—	—	—	1	—	—
	Equity permanent stake	—	—	—	1,063	—	—
	Income (Expenses) Equity Method	—	—	102	—	—	(100)
	Other expenses	—	—	(1)	—	—	—

		—	—	101	1,064	—	(100)

EÓLICA VENTOS DE SÃO BENTO SPE S.A.	Other assets	—	—	—	1	—	—
	Equity permanent stake	—	—	—	1,063	—	—
	Income (Expenses) Equity Method	—	—	102	—	—	(101)
	Other expenses	—	—	(1)	—	—	—

		—	—	101	1,064	—	(101)

EÓLICA VENTOS DE SÃO CIRILO SPE S.A.	Other assets	—	—	—	1	—	—
	Equity permanent stake	—	—	—	1,063	—	—
	Income (Expenses) Equity Method	—	—	101	—	—	(100)
	Other expenses	—	—	(1)	—	—	—

		—	—	100	1,064	—	(100)

EÓLICA VENTOS DE SÃO JOÃO SPE S.A.	Other assets	—	—	—	1	—	—
	Equity permanent stake	—	—	—	1,063	—	—
	Income (Expenses) Equity Method	—	—	101	—	—	(100)
	Other expenses	—	—	(1)	—	—	—

		—	—	100	1,064	—	(100)

EÓLICA VENTOS DE SÃO RAFAEL SPE S.A.	Other assets	—	—	—	1	—	—
	Equity permanent stake	—	—	—	1,063	—	—
	Income (Expenses) Equity Method	—	—	101	—	—	(101)
	Other expenses	—	—	(1)	—	—	—

		—	—	100	1,064	—	(101)

BARAÚNAS II	Equity permanent stake	585	—	—	615	—	—
	Equity Method Expenses	—	—	(30)	—	—	(7)

		585	—	(30)	615	—	(7)

BANDA DE COURO	Equity permanent stake	928	—	—	961	—	—
	Equity Method Expenses	—	—	(33)	—	—	(7)
	Other expenses	—	—	—	—	—	—

		928	—	(33)	961	—	(7)

BELO MONTE TRANSMISSORA SPE S.A.	Equity permanent stake	391,058	—	—	6,119	—	—
	Advancement for future capital increase	194,040	—	—	—	—	—
	Other assets	—	—	—	1	—	—
	Income (Expenses) Equity Method	—	—	(4,630)	—	—	(5)
	Income from equity	—	—	(4,473)	—	—	—
	Other expenses	—	—	(1)	—	—	—
	Other income	—	—	—	—	—	424

		585,098	—	(9,104)	6,120	—	419

ITAIPU	Financing and loans	14,802,134	—	—	11,656,696	—	—
	Dividends receivable	1,952		—	—	—	—
	Income from interest, commissions, fees, and ex	—	—	6,009,406	—	—	767,647

		14,804,087	—	6,009,406	11,656,696	—	767,647

SANTO ANTONIO ENERGIA	Clients	9,501	—	—	4,174	—	—
	Other accounts receivable	130,253	—	—	—	—	—
	Other assets	—	—	—	311	—	—
	Income from service provision	—	—	3,005	—	—	3,481
	Income from the use of electric grid	—	—	43,352	—	—	40,602
	Income from the sale of energy	—	—	64,924	—	—	—
	Other income				—	—	268

		139,754	—	111,281	4,485	—	44,351

ELETROS	Contributions payable - sponsor	—	23,555	—	—	10,652	—
	Provisions	—	244,685	—	—	448,407	—
	Sponsor contributions	—	—	(31,693)	—	—	(34,423)
	Fees	—	—	(2,410)	—	—	(2,462)

		—	268,240	(34,103)	—	459,059	(36,885)

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT

CEEE-GT	Equity stake	448,274	—	—	449,336	—	—
	Financing and loans	4,883	—	—	13,254	—	—
	Income from equity	—	—	14,173	—	—	(91,308)
	Income from interest, commissions, and fees	—	—	607	—	—	1,189

		453,157	—	14,780	462,590	—	(90,119)

ENERGISA MT	Equity stake	385,318	—	—	376,031	—	—
	Financing and loans	310,697	—	—	353,596	—	—
	Dividends receivable	4,403	—	—	—	—	—
	Income from equity	—	—	12,918	—	—	25,491
	Income from interest, commissions, and fees	—	—	30,911	—	—	34,608

		700,417	—	43,829	729,627	—	60,099

CEMAR	Equity stake	653,419	—	—	554,817	—	—
	Dividends receivable	—	—	—	20,754	—	—
	Financing and loans	275,939	—	—	308,989	—	—
	Income from equity	—	—	121,778	—	—	112,288
	Income from interest, commissions, and fees	—	—	28,387	—	—	18,635

		929,358	—	150,165	884,560	—	130,923

Lajeado Energia	Equity stake	219,173	—	—	206,282	—	—
	Dividends receivable	86,589	—	—	94,810	—	—
	Income from equity	—	—	37,014	—	—	13,630

		305,762	—	37,014	301,092	—	13,630

CEB Lajeado	Equity stake	80,353	—	—	71,723	—	—
	Dividends receivable	13,980	—	—	14,606	—	—
	Income from equity	—	—	17,586	—	—	7,419

		94,333	—	17,586	86,329	—	7,419

Paulista Lajeado	Equity stake	23,507	—	—	18,119	—	—
	Dividends receivable	3,077	—	—	2,765	—	—
	Income from equity	—	—	4,463	—	—	(3,096)

		26,584	—	4,463	20,884	—	(3,096)

CEEE-D	Equity stake	—	—	—	7,476	—	—
	Financing and loans	28,520	—	—	31,258	—	—
	Income from equity	—	—	—	—	—	(145,118)
	Income from interest, commissions, and fees	—	—	2,673	—	—	2,895

		28,520	—	2,673	38,734	—	(142,223)

CHC Amé	Equity stake	98,514	—	—	79,081	—	—
	Income from equity	—	—	(13,753)	—	—	(5,517)

		98,514	—	(13,753)	79,081	—	(5,517)

EÓLICA MANGUE SECO	Equity stake	16,889	—	—	16,726	—	—
	Income from equity	—	—	163	—	—	(332)

		16,889	—	163	16,726	—	(332)

ROUAR	Equity stake	111,775	—	—	70,044	—	—
	Income from equity	—	—	7,529	—	—	7,240

		111,775	—	7,529	70,044	—	7,240

Companhia Celg de Participações - CELGPAR	Other liabilities - Loans	—	117,080	—	—	109,537	—
	Financial expenses	—	—	7,543	—	—	—

		—	117,080	7,543	—	109,537	—

CELG Generation e Transmissão - CELG GT	Suppliers	—	1,779	—	—	1,082	—
	Other liabilities	—	50,355	—	—	—	—
	Fees with the use of electric grid	—	—	13,493	—	—	2,577
	Actuarial expenses	—	—	484	—	—	—
	Financial expenses	—	—	129	—	—	—

		—	52,134	14,106	—	1,082	2,577

		12/31/2015			12/31/2014
COMPANIES	TYPE OF OPERATION	ASSET	LIABILITIES	RESULT	ASSET	LIABILITIES	RESULT

FOZ DO CHAPECÓ	Clients	434	—	—	458	—	—
	Income from service provision	—	—	134	—	—	137
	Income from the use of electric grid	—	—	4,672	—	—	4,257

		434	—	4,806	458	—	4,394

TIJOA PARTICIPAÇÕES E INVESTIMENTOS S.A.	Clients	352	—	—	362	—	—
	Advancement for future capital increase	—	—	—	649	—	—
	Equity permanent stake	5,666	—	—	167	—	—
	Income (Expenses) Equity Method	—	—	7,345	—	—	167
	Income from the use of electric grid	—	—	3,739	—	—	825

		6,018	—	11,084	1,178	—	992

CSE CENTRO DE SOLUÇÕES ESTRATÉGICAS S.A.	Advancement for future capital increase	—	—	—	1,996	—	—
	Equity permanent stake	1,147	—	—	299	—	—
	Income from service provision	—	—	167	—	—	—
	Income (Expenses) Equity Method	—	—	(1,049)	—	—	(299)

		1,147	—	(882)	1,697	—	(299)

EMPRESA DE ENERGIA SÃO MANOEL S.A.	Equity permanent stake	55,409	—	—	594	—	—
	Other income	—	—	—	—	—	1,029
	Income (Expenses) Equity Method	—	—	(1,759)	—	—	(594)
	Other expenses	—	—	(47,905)	—	—	—

		55,409	—	(49,664)	594	—	435

ENERGIA OLÍMPICA S.A.	Equity permanent stake	2,487	—	—	213	—	—
	Income (Expenses) Equity Method	—	—	2,700	—	—	(213)
	Other income	—	—	1	—	—	—
	Other expenses	—	—	—	—	—	(1)

		2,487	—	2,701	213	—	(214)

CIA HIDREL TELES PIRES	Clients	1,954	—	—	—	—	—
	Accounts payable	—	2,218	—	—	—	—
	Income from service provision	—	—	3,253	—	—	5,759
	Other income	—	—	—	—	—	2,093
	Income from the use of electric grid	—	—	9,926	—	—	—
	Purchase of electricity	—	—	(18,614)	—	—	—

		1,954	2,218	(5,435)	—	—	7,852

PARAÍSO	Advancement for future capital increase	4,000	—	—	—	—	—
	Income (Expenses) Equity Method	—	—	(70)	—	—	—

		4,000	—	(70)	—	—	—

VAMCRUZ PARTICIPAÇÕES S.A.	Accounts receivable	—	—	—	—	—	—
	Dividends	523	—	—	—	—	—
	Equity permanent stake	73,368	—	—	72,993	—	—
	Advancement for future capital increase	66,892	—	—	—	—	—
	Income (Expenses) Equity Method	—	—	506	—	—	(42)

		140,783	—	506	72,993	—	(42)

Rei dos Ventos 3 Geradora de Energia S.A.	Accounts receivable	75	—	—	61	—	—
	Equity permanent stake	39,868	—	—	21,356	—	—
	Income from equity	—	—	(1,406)	—	—	—
	Income from the use of electric grid	—	—	622	—	—	570
	Equity method income	—	—	(1,422)	—	—	1,801

		39,943	—	(2,206)	21,417	—	2,371

CHAPADA DO PIAUÍ I S.A.	Equity permanent stake	109,497	—	—	119,057	—	—
	Advancement for future capital increase	14,040	—	—	—	—	—
	Income (Expenses) Equity Method	—	—	(9,560)	—	—	(1)

		123,537	—	(9,560)	119,057	—	(1)

Chapada do Piauí II Holding S.A	Equity permanent stake	142,187	—	—	108,022	—	—
	Income (Expenses) Equity Method	—	—	(2,358)	—	—	—

		142,187	—	(2,358)	108,022	—	—

Eólica Serra das Vacas Holding S.A.	Equity permanent stake	97,374	—	—	57,877	—	—
	Advancement for future capital increase	25,005	—	—	—	—	—
	Income (Expenses) Equity Method	—	—	(592)	—	—	(486)

		122,379	—	(592)	57,877	—	(486)

NOTE 47 – SALARIES OF KEY PERSONNEL

Salaries of key personnel of the Company (directors and advisors) are the following:

	12/31/2015	12/31/2014	12/31/2013
Compensation of Executive Officers and Board Members	33,625	28,021	25,548
Salaries and social fees	6,511	5,934	5,698
Others	2,700	1,938	2,617

	42,836	35,893	33,863

NOTE 48 – SUBSEQUENT EVENTS

48.1 Bank guarantee Belo Monte Transmissora

The Subsidiary Eletronorte approved on February 25, 2016, the contracting of Bank Guarantee for the interim loan with BNDES in favour of Belo Monte Transmissora de Energia S.A. The guarantee shall be issued by the Bank Credit Suisse with the following conditions:

•	Guarantee Value: R$ 100,000

•	Remuneration: 4.00% p.a.

•	Periodicity: Quarterly anticipated

•	Issuance tariff: R$ 1,500.00

•	Guarantee: fiduciary lien on Extra market shares

48.2 Amendment to Provisional Measure No. 677, of October 7, 2015 – Rearrangement of debt of the Subsidiary CELG D with Itaipu.

On October 7, 2015, an amendment to the Provisional Measure No. 677/2015 was approved in the Plenary, which deals about concession agreements in the electric sector, allows companies included in the National Privatization Program – NPP from 2015 to rearrange debts in foreign currency so it can be converted to national currency, with monthly remuneration based on the SELIC rate variation and with maximum period of 120 months considering the grace and amortization periods.

48.3 Ratification of the Appraisal Report of Assets of RBSE

48.3.1 Subsidiary Eletrosul

The National Agency of Electric Energy – ANEEL, through order No. 2,296, of July 14, 2015, ratified, through decision of its Management, the value of R$ 1,007,043, for the reference period of December 2012, corresponding to the instalment of the transmission assets of electric energy existent on May 31, 2000, still not amortized for purposes indemnification for the facilities of Existent System Basic Network (Rede Básica do Sistema Existente - RBSE) and other transmission facilities – RPC of the subsidiary Eletrosul Centrais Elétricas S.A., as established in the article 15, §2, of Law 12,783/2013.

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

48.3.2 Subsidiary Furnas

The Subsidiary Furnas Centrais Elétricas S/A has received by the Economic-Financial Inspecting Authority (SFF), internal body of ANEEL, the Supervision Report No. 78/2015 regarding the non-amortized and/or depreciated assets of the Existent System Basic Network (Rede Básica do Sistema Existente - RBSE) of Furnas, existent on May 31, 2000, through which the supervision team of SFF presented its stance on the indemnification value established in the article 15, §2, of Law 12,783/2013, which Furnas has the right to be paid, establishing it in R$ 9,000,000, reference date December 31, 2012.

The Subsidiary Furnas, based on appraisal technical report, had requested the value of R$ 10,699,000. Furnas maintains registered the book value of R$ 4,530,000 in this regard, referring to the reference date of December 31, 2012.

48.3.3 Subsidiary CHESF

On July 13, 2016, the Economic-Financial Inspecting Authority (SFF), internal body of ANEEL, disclosed the Supervision Report No. 0084/2016-SFF regarding the non-amortized and/or depreciated transmission assets of the subsidiary Company Hidro Elétrica do São Francisco (“CHESF”), existent on May 31, 2000, in which SFF has presented its firs understanding related to the remuneration value established in article 15, §2, of Law 12,783/2013, which CHESF has the right to be paid, in the value of R$ 5,092.400, on the reference date December 31, 2012.

On August 3, 2016, ANEEL ratified, through resolution of its Management, the value of R$ 5,092,384, corresponding to the instalment of such assets.

48.4 Remuneration of assets of Generation and Transmission.

Through Norm Resolutions 589 and 596, ANEEL, for purposes of remuneration, has defined the criteria for calculation of the New Replacement Value (NRV) for the transmission assets existent on May 31, 2000, and not yet depreciated (Rede Básica do Sistema Existente - RBSE) and the criteria and procedures for calculation of the instalment of investments linked to reversionary property, not yet amortized nor depreciated, of hydroelectric facilities which concessions were postponed or not, under the terms of Law 12,783.

a) Assets of Energy Generation

On October 2, 2015, the subsidiary Furnas has presented evidence documentation of the investments linked to reversionary property, not yet amortized nor depreciated, of the hydroelectric plants Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Maribondo and Porto Colômbia, with a total installed power of 4,617 MW*, which concessions were renewed under Law 12,783/2013, for the purposes of process of request of generation supplementary remuneration. The documentation presented indicates a value of R$ 1,311,900 as reference value for the mentioned supplementary remuneration, whereby the residual book value of the mentioned assets, on October 2, 2015, was of R$ 995,718.

On December 11, 2014, the subsidiary Chesf presented to ANEEL evidence documentation of investments linked to reversionary property, yet not amortized nor depreciated, of hydroelectric facilities Xingó, Paulo Afonso I, II, III and IV, Apolônio Sales (Moxotó), Luiz Gonzaga (Itaparica), Boa Esperança, Pedra and Funil, with total installed power of 9,208.5 MW, which concessions were renewed under Law 12,783/2013 for purposes of process of request of generation supplementary remuneration. The documentation presented indicated the value of R$ 4,802,300 as reference value for the indicated complementary remuneration, whereby the residual book value of such assets, on December 11, 2014, was of R$ 487,822.

The remuneration related to certain assets of postponed concessions in the following amounts remain without ratification by the Concession Grantor:

	06/30/2016
Description	Chesf	Furnas	CGTEE	Total
Generation
Betterments and improvements	487,822	995,718		1,483,540
Thermal generation	—	489,644	356,937	846,581

	487,822	1,485,362	356,937	2,330,121

Until the ratification is issued by the Concession Grantor, including the definition on the form, earnings’ period and applicable remuneration, such values shall not be subject to monetary adjustment, being maintained by the historic costs.

b) Energy Transmission Assets

In accordance to the Norm Resolution 589, from December 10, 2013, the controlled companies below presented to ANEEL their appraisal reports of electric energy transmission assets existent on May 31, 2000 (“Appraisal Report”), for the purposes of remuneration process of facilities of the Existent System Basic Network – ESBN, established in article 15, §2, of Law 12,783/2013.

Appraisal Report
Company	Date	R$
Eletrosul	07/14/2015	1,060,632
Chesf	03/06/2015	5,627,200
Furnas	05/21/2015	10,699,000
Eletronorte	09/03/2015	2,926,000

Aneel has presented, through orders, the ratification of remuneration of electric energy transmission assets existent on May 31, 2000, of the controlled companies Eletrosul, Chesf and Furnas as established in the Normative Resolution 589, on the reference date of December 31, 2012, as established below:

ANEEL Approval
Company	Date	R$
Eletrosul	07/14/2015	1,007,043
Furnas	12/15/2105	8,999,520
Chesf	08/03/2016	5,092,384

On April 20, 2016, the Ministry of Mines and Energy – MME has published the Ordinance No. 120, which regulated the earning conditions of remuneration relative to the transmission assets of electric energy existent on May 31, 2000, denominated facilities of Existent System Basic Network (Rede Básica do Sistema Existente - RBSE) and other facilities of Transmission – RPC, not yet depreciated nor amortized, as established in article 15, §2, of Law 12,783/2013.

The Ordinance are comprehended by the reversionary assets which were not depreciated until December 31, 2012, when these companies had the maturity date of concession agreements anticipated, under the terms of Law No. 12,783/13 (converted from PM 579/12).

The remuneration for these assets shall be given as follows:

(i)	By the use of corresponding capital of the assets, composed by remuneration and depreciation in addition to due taxes from the tariff process of 2017; whereby the remuneration shall be given through Weighted Average Cost of Capital and the depreciation shall be paid in accordance to the useful life of each asset incorporated under Regulatory Remuneration Base;

(ii)	The cost of capital not incorporated since the concessions postponement until the tariff process shall be updated and remunerated by the cost of equity;

From the tariff process of 2017, the capital cost shall be remunerated by the Weighted Average Cost of Capital for the period of eight years.

(iii)	For the companies which did not have the values ratified yet, it was considered as the best alternative of the Management the supervision appraisal issued by ANEEL.

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

Such accounting was performed with basis on the premises defined above, considering the interpretation what regards the Ordinance MME 120/2016, aiming at reflecting in these quarterly information the most accurate economic and results situation. However, as a result of occasional regulation or act in a different sense, which might come to be performed by ANEEL, including in the tariff process of 2017, when the payment of such credits shall be initiated, the book values shall be reviewed and adjusted, with positive or negative effects reflected prospectively, with impact in the period result in which such facts occur.

48.5 Lawsuit for termination of the electro-mechanic assembly agreement- Angramon

A Lawsuit, proposed by the Angramon Consortium with the purpose of terminating the electro-mechanic assembly agreement, based on the payment default by Eletronuclear for more than 90 days, as well as on the non-application, also by Eletronuclear, of penalties or of enforcement of the contractual guarantee.

Eletronuclear has presented defence in the lawsuit through its lawyers and the Angramon Consortium has presented a reply. The anticipation of court decision`s effects has not been granted by the judge. In the same decision, the subpoena of the Federal Union has been determined in order to evaluate occasional interest in the litigation, what has been done on March 22, 2016.

48.6 Impairment Angra 3

In the fiscal year ended on December 31, 2015, the subsidiary Eletronuclear has recognized a provision for decrease of recoverable value (“impairment”) in the amount of R$ 4,973,111, being R$ 4,475,899 on September 30, 2015, and R$ 497,212 on December 31, 2015, related to the project Usina Angra 3, causing a reduction of the corresponding Fixed Assets (see Note 17), which had as counter entry the account of operational provisions. On December 31, 2015, the accumulated value of the “impairment” of Usina Angra 3 in the fixed asset is of R$ 6,063,454 (R$ 1,090,343 on December, 2014).

The Company defined the project Angra 3 as a cash generating unity for purposes of impairment and uses the value in use to determine the recoverable value.

By virtue of the received notices and negotiations underway with project suppliers, there was a change of schedule in the expectation of conclusion, arising out of the temporary suspension of agreements for 90 days, renewable for more 30. With this reschedule, the new date for the start of operations has become December, 2020, with synchronisation established for December 31, 2018. These facts also caused new risks evaluation attributable to the context of project execution. The Company evaluated that such events created, on the reference date of September 30, 2015, evidences sufficiently relevant for the performance of the impairment test in the period.

The methodology applied in the impairment test of the project considers as recoverable asset the costs already incurred until the date of these Financial Statements, comparing with a discounted cash flow extended until the end of the economic useful life of the Plant which corresponds to 40 years, starting from the new start date of the operation, May 1, 2019, considering as economic useful life the license period of the operation compatible with Plant Angra as a similar project.

The discount rate was calculated by the WACC methodology (Weighted Average Cost of Capital), considering the traditional parameters and usually employed in the market.

By virtue of the performance of the impairment test in the period, there was an increase at the discount rate in 0.96%, from 4.51% (December 31, 2014) to 5.47% (September 30, 2015). This rate was maintained for the impairment test performed again on December 31, 2015. The main factors that contributed for this increase were:

✓	Beta update: for the beta calculation, a weighting of the betas of comparable companies used in the Technical Note of ANEEL 381/2012 was considered, updated to December 31, 2015, and leveraged by the project capital structure. The adoption of this calculation for the beta consists of the fact that no company of electric energy generation in Brazil possesses assets of nuclear energy generation, in opposition to the sample of companies used in the calculation of beta by ANEEL, which considers American companies with at least 2 nuclear plants of energy generation.

✓	Consideration of an additional risk (alfa) related to the project execution.

Another relevant assumption used in the impairment calculation of the project Angra 3 is the synergy among the plants. The Plants Angra 2 and Angra 3 come from similar projects and for that reason the costs parameter of Angra 2 has been used in Angra 3. However, there will be a cost/productivity gain in the entry of Angra 3 as there is no need to duplicate all costs generating activities, since the common areas shall be serving both plants. The synergy evaluated for the project, considering internal studies based on the use of workers of the subsidiary Eletronuclear has pointed to a level of circa 24.5% for the estimation of the operational cost PMSO of Plant Angra 3 in the impairment test of the project.

The whole budget of the project was updated for the basis December 2015, as to reflect the impact of strong oscillations in the inflation and exchange rate indexes, besides the reprogramming of activities given the new project schedule.

It is important to point out that in January 14, 2016, Law 13,255 was approved, where the income was estimated and expenses established for the Union for the fiscal year of 2016, including therein the Investment Budget in the companies in which the Union, directly or indirectly, holds the majority of the corporate capital with voting rights, including the approval of budget allowance and execution for investment action in the project of “Implementation of Thermonuclear Plant Angra 3”, belonging to Eletronuclear, which is expected to be ready to maintain its physical, budgetary and financial execution after evaluation of the Public Budget Control Joint Committee of the National Congress, as well as by the plenary of the National Congress.

A compliance due diligence process of the electro-mechanic assembly agreement of the plant Angra 3 is underway before the Federal Court of Auditors and, on February 3, 2016, Eletronuclear was noticed to provide economic-financial data regarding the project. In accordance to such notice, the process shall be sent to the national congress for exam and evaluation concerning the continuing or paralysation of the physical, budgetary and financial execution of the project. Eletronuclear has answered the notice and is awaiting the analysis of the Court.

Despite the chronological alteration of the project, the Company is assuring the preservation and integrity of the services already performed, and besides that will adopt measures for the implementation of actions at a performance level with the purpose of trying to recover possible impacts in the project schedule for the Usina Angra 3 (December 2020). The company also believes that the net residual value verified after the impairment tests may be recovered throughout the commercial operation of this projet Angra 3.

During the first semester of 2016, the Company altered the expectation of the conclusion of the project Angra 3, whereby the new prediction for the start of operation is December 2022. On December 2015, this prediction was December 2020. In this same period, the entire project budget was updated for the basis of July 2016, reflecting the impact of strong oscillations in the inflation and exchange rate indexes, besides the reprogramming of activities given the new project schedule.

The Company, considering this new situation, reviewed the assumptions of the project Angra 3 and performed a new impairment test of it.

The main assumptions used in the impairment test of this project are depicted below:

✓	Organic growth compatible with the historic data and contractual inflation tariff readjustment;

✓	The discount rate used in the impairment test of the second quarter of 2016 was of 5.47%, calculated by the WACC methodology (Weighted Average Cost of Capital). The macroeconomic assumptions of the discount rate were updated considering the reference date of June 30, 2016. Such updates resulted in a small decrease, suggesting an immaterial oscillation in the impairment calculation. For this reason, it was not necessary the alteration of the rate used on December 31, 2015.

✓	The project contractual tariff of Angra 3 is of R$ 148.65/MWh. For the impairment test, on the reference date of June 30, 2016, the used tariff was adjusted by the indexes established contractually, resulting in the value of R$ 234.18/MWh. The base used in the occasion for the calculation of this tariff had no equivalence with the service cost of the plant, as well as was not compatible with the average practiced in thermic auctions in the occasion, and thus is at a different and inferior level to its sequence and does not proportionate the economic and financial equilibrium of the project;

✓	The Plants Angra 2 and Angra 3 come from similar projects and for this reason the costs parameter of Angra 2 has been used in Angra 3. However, there shall be a productivity/cost gain in the entry of Angra 3 as it is not needed to duplicate all cost generating activities, since common areas shall serve both plants.

The synergy verified for the project, considering internal studies based on the use of workers by the Company has pointed to a level of circa 25.4%, being this percentage used for estimation of operational cost PMSO of Plant Angra 3 in the impairment test.

The Company developed a cash flow from the result values projected for December 2022, at prices of June 2016 for the period of useful life of the plant under analysis. The estimated period is of 40 years for its similarity with Plant Angra 2, which enjoys an operation license for this period. This period is very conservative before the known expectation of operational life of this kind of installation.

The analysis performed by the Company verified a negative Net Present Value (NPV) of R$ 10,155,202. Such result determined a total negative register in the result of the second quarter of 2016 of R$ 4,091,748 and as counter entry an additional impairment write-down in the fixed asset of Angra 3 in the value of R$ 2,414,479 and an additional provision of recoverable value of Nuclear Plant Angra 3, on June 30, 2016, corresponding to R$ 8,477,433 (R$ 6,063,454 on December 31, 2015).

48.7 Renegotiation of the financing agreements debts

On July 07, 2016, through ECF 3,275/2016 a reprogramming of the financing agreements debt of the subsidiary Eletrosul against Eletrobras was executed, with suspension of the enforceability of the principal with incorporation of tax rates, from November to July 2016, in the amount of approximately R$ 168,500.

48.8 Extension of the insurance agreement of Projects Angra 1 and Angra 2

The subsidiary Eletronuclear renewed for another year the insurance of the nuclear plants Angra 1 and Angra 2, with BB Seguridade/Mapfre. The Statement of Insurance Coverage was issued on 10.29.2015 and has a coverage of 24 hours of the day 30.10.2015 to 24 hours of 10.30.2016, fact which was already communicated to the National Committee of Nuclear Energy (NCNE). This kind of guarantee is mandatory for the functioning of plants and its terms comply with the Treaty of Paris, in which Brazil is a signatory. The agreement covers risks up to R$ 1.3 billion.

On September 16, 2016, the subsidiary Eletronuclear has made public that it shall promote a bid in the form of on-site bidding for the provision of nuclear risk insurance services for the plants Angra 1 and Angra 2 for coverage one year after the agreement termination.

48.9 Electric energy purchase and sale agreement

The subsidiary Furnas, on March 3, 2016, exercised the option of the electric energy purchase agreement in free environment with the company Santo Antônio Energia S/A, which supply would be in the period comprehend between January 1, 2017, to January 31, 2020, proceeding to the collection of the amount of R$ 156,747, regarding the original value of the negotiation (R$ 130,000) for the future delivery of this energy and its corresponding update (R$ 26,747).

48.10 Credit line before Caixa Econômica Federal

The subsidiary Eletronorte has approved on January 19, 2016, the fundraising of a Bank Credit Note of R$ 400,000 before Caixa Econômica Federal, with the purpose of financial aid to the cash flow of the Company. The credit line shall be made available to the extent it is necessary.

48.11 Issuance of Commercial Papers

On March 7, 2016, the subsidiary Eletrosul performed the 2nd issuance of commercial papers in single series composed of 500 commercial papers with single face value of R$ 500, amounting to the total value of R$ 250,000, with maturity on March 2, 2017, remunerated at 100% of the accumulated variation of the daily average rates of DI + spread of 3.5% p.a. The issuance costs paid to Bank BTG regarding the structuring and placement commission and firm guarantee was of R$ 6,917.

49 Injection of capital North Energia S.A.

On February 2016, the Management of the Subsidiary Eletronorte approved the injection of R$ 119,880 in the investee Norte Energia S.A. to be performed on March 4, 2016. This value is related to a 19.98% stake that Eletronorte has in the investee, which increased its corporate capital to R$ 9,000,000. After the injection, the Subsidiary holds as invested capital the amount of R$ 1,798,200.

48.12 Absorption of advancement for future capital increase by the corporate capital

On January 14, 2016, the controlled companies of Eletrosul increased their corporate capital through transfer of funds received as advancement for future capital increase as evidenced below:

Controlled Companies	Value
Chuí IX	BRL	49,892
Hermenegildo I	BRL	173,220
Hermenegildo II	BRL	173.244
Hermenegildo III	BRL	147,598

48.13 Advancement for Future Increase of Capital

On April 6, 2016, the Board of Directors of the Company approved the injection of funds in the Company in the amount of R$ 1 billion through Advancement for Future Increase of Capital to be performed by the controller shareholder Union.

The referred funds shall be destined to the coverage of capital expenses for the year of 2016, established in the Company’s budget, forbidden the use of these funds for transfer to the subsidiaries distributors of Eletrobras.

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

48.14 Absorption of accumulated losses

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

48.15 Conclusion of ANEEL about Order No. 63/2014

The Management of ANEEL, unanimously, in the ordinary session held on May 10, 2016, has concluded: (i) to receive the Administrative Appeal presented by the Centrais Elétricas Brasileiras S.A. – Eletrobras against the Order ANEEL No. 63/2014, issued by the Economic and Financial Oversight (SFF) of ANEEL, to reject it in its merits; and (ii) to determine Eletrobras: (ii.a) that the amortization of debit balance performed by sector agents which entered into financing agreements shall be inscribed directly in the specific account of funds of the Reversion Global Reserve – RGR, within the period of 30 days; (ii.b) to return the value of R$ 1,924.188 – amount referring to the amortization of financing not transferred to Eletrobras to RGR, verified within the period of 1998 to 2011, applying the inflation adjustment based on the rate of the Exclusive Extra-market Fund 5 – EEF 5, since the date of receipt in the ordinary account of Eletrobras until the date of the effective transfer to the account of RGR within the period of 90 days; (ii.c) to return the value of R$ 113,576 – amount referring to the appropriation of Eletrobras of financial burdens of RGR (default interest rates, fines and credit reserve commission), verified within the period of 1998 to 2011 -, applying the inflation adjustment based on the rate of Exclusive Extra-market Fund 5 – EEF 5, since the date of the receipt in the ordinary account of Eletrobras until the date of the effective transfer to the account of RGR within the period of 90 days; (ii.d) to incorporate these incomes monthly in the control of economic flow of the movements of RGR so they can be demonstrated separately; (ii.e) to improve the management system of the funds of RGR, including the development of an information system which allows a regulatory and social control in a transparent and efficient manner within the period of 180 days; and (ii.f) to direct to Economic and Financial Oversight (SFF) the demonstration of the financial enforcement after the fulfilment of the determinations within the period of 30 days.

On May 10, 2016, ANEEL has determined the development by Eletrobras to RGR of funds allegedly not transferred within the fund management as order ANEEL No. 63/2014. Eletrobras, in disagreement with the conclusion of the Executive Management of ANEEL regarding the matter, appealed in the Judiciary aiming at the cancelation of the conclusion of ANEEL about such order.

On August 9, 2016, ANEEL Board approved the suspension until September 27, 2016, as the Company’s request of its decision issued on May 10, 2016, which ANEEL determined the return by Eletrobras, to RGR, of resources allegedly had not been transferred under the management of the fund, as per Order ANEEL 63/2014.

On September 27, 2016 the Board of the National Agency of Electric Energy-ANEEL decided to partially grant the Administrative application filed by Eletrobras in which Eletrobras must return the amount of R$ 1,924,188,432.99 referring to the historical amount for amortization of financing not transferred by Eletrobras to RGR, calculated from 1998 to 2011, applying monetary correction, and, must return the amount of R$ 113,576,621.62, referring to the historical amount to ownership of Eletrobras financial charges of RGR (default interest, penalties and credit reserve commission ), calculated from 1998 to 2011, applying monetary correction, from January 2017, in monthly payments. Despite the partial success, Eletrobras shall take appropriate measures to obtain recognition of the right provided for in Articles 21a and 21b of Law No. 12.783/2013, as amended by Law 13,299/2016.

48.16 Alteration of the dividends payment proposal of the Subsidiary Eletronorte

On April 29, 2016, in Ordinary General Shareholders’ Meeting (OGSM) of the Subsidiary Eletronorte, the shareholders rejected the proposal of destination of the results of the fiscal year referring to the retention of a fraction of the fiscal year’s profits and voted for the distribution as dividends of 100% of the adjusted profits under the terms of Law 6,404/76 in the amount of R$ 80,558.

The accounting reflexes of this decision were registered at the date of the meeting and await definition regarding the dividends payment date.

48.17 Acquisition of corporate interests

48.17.1	Subsidiary Eletrosul

b) Paraíso Transmissora de Energia S/A

On June 27, 2016 the Celeo and Copel exercised their right of withdrawal from the company by transferring all of the shares held by Paraíso Transmissora de Energia S/A to the subsidiary Eletrosul. The transfer of 75.5% of the shares to the subsidiary Eletrosul awaits approval by ANEEL.

48.17.2 Subsidiary Chesf

In compliance with the provisions of the shareholders’ agreement of the SPEs Banda de Couro Energética S.A. and Baraúnas II Energética S.A., in 04/04/2016, the shareholder Brennand Energia S.A. paid the subscribed capital and not paid by Chesf. In this sense, the equity interest of the Company in the SPEs was diluted.

48.18 Supply of Gas Agreement - CIGÁS

In accordance to the management’s proposal for the 165th Extraordinary Shareholders Meeting, with respect to the Fuel Consumption Account (FCA) coverage amounts in generation costs of the subsidiary Amazonas Distribuidora de Energia, there is the possibility of non-neutrality of the gas agreement, imposed by Resolution No. 2005 of ANEEL, as of December 15, 2015, which approved the price of the installment of natural gas transportation provided by CIGÁS - Companhia de Gás do Amazonas to such Distributor in an amount below of the agreement price and by the Order No. 314 as of February 2, 2016, which set the amount of natural gas to be reimbursed by the FCA in 2016, related to commitments of take-or-pay and ship-or-pay of the Urucu-Manaus pipeline, of 4,076,156 m3/day, a lower level than the Contracted Daily Amount (“CDA”) of 5,420,000 m3/day as provided in the Purchase and Sale of Natural Gas Agreement.

Reports prepared by external consultants showed that these two regulatory constraints, considering the premise of the perpetuity of those decisions could lead to an imbalance to the end of the term of the aforementioned Purchase and Sale of Natural Gas Agreement, implying in a risk of loss to the Distributor, in the estimated amount of approximately R$ 6.8 billion, however, the Company evaluates as a low risk of materialization of such loss, because the proposed restrictions were decided on a budget formation process for the CDE/FCA and not in a process to analyze the costs of the gas agreement.

Decree No. 7.246/10 which regulates Law 12.111/09 provides that the price of fuel for own power generation or from third parties is also recognized for FCA reimbursement effect, including transportation expenses, capacity reserve of pipeline transportation and minimum consumption reserve, provided they are not included in the contracted energy costs and of own generation, i.e., in the Company’s evaluation, it is clear legal right relating to the full reimbursement of FCA-Isol and also there are judicial decisions in similar matters already issued in the 2nd instance in which favors the cause claimed by the Subsidiary Amazonas Distribuidora.

In addition, on February 29, 2016, the Company filed a Request for Reconsideration before ANEEL in light of a budgetary restrictions imposed by the Regulatory Agency for the year of 2016. Until the date of presentation of the financial statements (June 30, 2016), the Request for Reconsideration is still pending for ANEEL consideration.

48.19 Oil Reimbursement – Resolution Aneel No. 427/2011

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

The Company believes that the loss risk is low due to the Decision already made, which is reinforced by Law 13.299/16 which brought the benefit of providing funds for the payment of refunds of fuel acquisition costs incurred up to April 30, 2016 by the concessionaires holders of the concessions referred to in Law 12.111/2009, proven but not reimbursed pursuant to the requirements of economic and energy efficiency referred to in § 12 art. 3rd of such Law. Until the date of presentation of such quarter financial statements (June 30, 2016), it was not possible to estimate the amount related to the process.

48.20 Payment of debentures of the subsidiary Eletrosul’s Specific Purposes Vehicles (SPE)

On January 18, 2016, the controlled companies settled the debentures, as follows:

Date	Company	Debentures	Value
01/18/2016	Chuí IX	1st and 2nd issue	37.478
01/18/2016	Hermenegildo I	1st and 2nd issue	115.660
01/18/2016	Hermenegildo II	1st and 2nd issue	100.148
01/18/2016	Hermenegildo III	1st and 2nd issue	91.924

			345.210

48.21 Payment of financing and loans of the Subsidiary Eletrosul’s Specific Purposes Vehicles

On January 18, 2016, the controlled companies of Eletrosul effected the settlement of short-term bridge loan with BNDES, as follows:

Date	Company	Type	Financial Institution	Value
01/18/2016	Chuí IX	Bridge Loan	BNDES	13.145
01/18/2016	Hermenegildo I	Bridge Loan	BNDES	49.681
01/18/2016	Hermenegildo II	Bridge Loan	BNDES	47.244
01/18/2016	Hermenegildo III	Bridge Loan	BNDES	39.994

				150.064

48.22 Amendments to Law 13.299/2016

On June 21, 2016, it was converted into Law No. 13.299 / 2016, the Conversion Law project No. 11/2016 of Provisional Measure No. 706/2015 (“PLC 11/2016”).

Among other matters, the said project of law recommended different and consistent treatment with the specific challenges of the North region, in order to improve the legal environment governing the electricity sector, which at the time of the enactment of Law No. 12.111 as of December 9, 2009, were not connected to the National Interconnected System – SIN. Among the challenges, we highlight: structural dependence on fossil fuels and operating and maintenance higher costs.

In this context, and applying the amendment to item IX of art. 13 of Law 10.438/2002, which authorized the reimbursement by CDE of the proven fuel expenses and not reimbursed by requirements of economic and energy efficiency, including monetary restatement incurred until April 30, 2016, the Company recorded the amount of R$ 286,014 to monetary restatement linked to this item.

From the amount of R$ 581,221 recognized in the period January to June 2016 regarding the update of the credit balance, R$ 295,207 relates to the update of the renegotiated credits and R$ 286,014 relates to the update of the current outstanding balance until April/2016.

48.23 Judicial Blocks – Process Fator K – UHE Xingó

On May 31, 2016 the Company had blocked funds for the 12th Civil Court of Recife County in the amount of R$ 125.5 million as seizure, regarding the lawsuit of Fator K, in the blocked amount of R$ 497.2, until this date. These legal blocks may impact the financial capacity of the Company and its business, in the short term, especially considering its status as a public electricity service concessionaire, however, the Company’s Management is taking the applicable legal measures to addressing this situation.

48.24 Sale of interests and termination of subsidiaries

On July 22, 2016, the Centrales Hidrelectricas de Centroamerica (hereinafter the “CHC”), in which the Company holds 50% of the capital stock, sold all the shares of its wholly owned subsidiary Centrales Hidrelectricas de Nicaragua (hereinafter “CHN”), which holds the concession of hydro electrical project of Tumarin, located in Nicaragua, with installed capacity of 253 MW (“Project”), by the total amount of US$ 44,200 (“Price”). The sale was made to the Nicaraguan company Eletricidad – ENEL, Nicaraguan state-owned energy company and to the Distribuidora de Electricidad del Norte S.A. – Disnorte, which will be the buyer of the electricity to be generated, which will enable the continuation of the project.

Whereas the project was the one developed by CHC, through the wholly owned subsidiary CHN, which was sold, measures will also be adopted for the discontinuance of Eletrobras’ participation in CHC.

The investment of Eletrobras in CHC, registered on June 30, 2016 is of R$ 87,800, existing, however, a provision for losses of such investment in the total amount invested.

48.25 Merger of the investee Linha Verde Transmissora de Energia S.A. by the subsidiary Eletronorte

Until June 30, 2016, the subsidiary had not received the “agreed” of the Department of Coordination and Governance of State Owned Companies (DEST) to implement the merger of the investee Linha Verde Transmissora de Energia S.A.

DEST issued its approval on July 8, 2016, and thus Eletronorte provides for the processing of the merger of the investee in the next quarter of 2016.

48.26 Renegotiation of acknowledgment of indebtedness agreements of the subsidiary Amazonas Energia

Amazonas Energia renegotiated with Br Distribuidora S.A. and with Companhia de Gás do Amazonas (“Cigas”) acknowledgment of indebtedness agreements incurred until December 2014, taking as collateral the Fuel Consumption Account receivables (“FCA”), and personal guarantee (fidejussória) from its parent company, Eletrobras.

Due to the mismatch of the transfer of FCA funds, Amazonas Energia continues to negotiate new agreements with fuel suppliers to incurred debts as of December 2014, totaling approximately R$ 5.5 billion.

On April, 2016, Br Distribuidora entered in court to collect the amount of R$ 1.7 billion, which is a part of the amount that Amazonas is renegotiating.

Amazonas Energia and Eletrobras are adopting the possible measures to remedy the debt in case. In this regard, on July 4, 2016, the amount of R$ 432,780 related to this debt was paid with funds received from the FCA.

48.27 Extension Disapproval and Return at Any Time of the Concessions and Transfer of Controlling Interest of the distributors CEPISA, CEAL, ELETROACRE, CERON, Boa Vista Energia and Amazonas Distribuidora de Energia.

On July 25, 2016, the 165th Extraordinary Shareholders Meeting resolved the non-extension and return at any time of the concessions and transfer of control of the controlled companies until December 31, 2017 of the distributors of energy of Eletrobras, as Provisional Measure 735, as of June 22, 2016.

The Company also decided that the distributors who not had their concessions extended, shall, if they have the consent of the Concession Grantor, remain responsible for the operation and maintenance of public distribution services of their locations until the transfer of their equity controls, in accordance with Provisional Measure 735/2016, which should occur until December 31, 2017.

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

On August 3, 2016, the Ordinances of the Ministry of Mines and Energy numbers 420, 421, 422, 423, 424 and 425 were issued, naming respectively the Distributors Amazonas Distribuidora de Energia S.A, Companhia e Eletricidade do Acre – ELETROACRE; Centrais Elétricas e Rondônia S.A – CERON; Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; and Boa Vista Energia S.A, responsible for providing public services of electricity distribution, temporarily, in order to ensure continuity of the services, in accordance with Article 9th, first paragraph, of Law 12,783, of January 11, 2016.

Given this definition, the Eletrobras Group distribution companies will carry out re-bifurcation of the portion of the financial asset in the corresponding proportion, until December 31, 2017, deadline of the distributors to remain responsible for the operation and maintenance of public services.

48.28 Order from MME regarding to Companhia Energética de Roraima (“CERR”)

As per the Order of the Ministry of Mines and Energy – MME, of August 3, 2016, the Companhia Energética de Roraima (“CERR”), a company under control of the state of Roraima, had rejected its application for renewal of the concession of electricity distribution services, granted by Ordinance MME 920, as of November 5, 2016.

In this sense, pursuant to Article 9th, first paragraph, of Law 12,783/2013, the Ministry of Mines and Energy appointed the subsidiary of Eletrobras Boa Vista Energia S.A. (“Boa Vista”), as the responsible for providing the distribution of public service of electricity in the area related to the concession of CERR in the state of Roraima, until there is assumption of new concessionaire in new auction to be held or until December 31, 2017, whichever occurs first.

Due to non-renewal of the concession of the Companhia Energética de Roraima – CERR, the shareholders’ agreement entered between Eletrobras and the State of Roraima, on September 12, 2013, to shared management of CERR lost its validity in accordance with the provision of such instrument.

The obligations of Boa Vista in the temporary provision of service will be taken by the new concessionaire, in accordance with the bidding documents to be released by the Concession Grantor and it is not entitled to Eletrobras or Boa Vista, during the provision of temporary services, to make any contribution of resources in CERR, even for maintenance or operation of distribution services.

48.29 Suspension of the Conclusion of ANEEL regarding the Order No. 63/2014

On August 9, 2016, ANEEL Board approved the suspension until September 30, 2016, as the Company’s request of its decision issued on May 10, 2016, which ANEEL determined the return by Eletrobras, to RGR, of resources allegedly not transferred under the management of the fund, as per Order ANEEL 63/2014.

48.30 Cancelation of the Auction of Privatization of CELG-D

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

48.31 Renegotiation of Debts with BNDES

It was authorized by the National Economic and Social Development Bank – BNDES, on July 12, 2016, the suspension of the start of the debt principal payment and the partial suspension of the payment of interest monthly calculated arising out the agreement with BNDES to implementation of Angra 3 Plant. As per the original agreement clause in case, the early repayment of the principal debt would be on July 15, 2016.

According to the renegotiation, the suspension of the payment of the principal for 24 months was set out, comprising the period from July 15, 2016 until June 15, 2018. With regard to the debt burden, the payment of 70% of interest during the period from July 15, 2016 until February 15, 2017 was suspended. As of March 15, 2017, the subsidiary Eletronuclear will have to pay the full amount of charges monthly calculated.

48.32 Amendment of the prognosis and addition of contingencies

48.32.1 Subsidiary CGTEE

On September 19, 2016, CGTEE controlled amended the prognosis for probable loss of a process in the amount of R$ 28,478.

On September 19, the subsidiary CGTEE added six new processes with possible prognosis of loss in the total amount of R$ 106,427.

48.32.2 Subsidiary Eletrosul

On September 19, 2016, contingencies already accrued suffered an update in the amount of R$ 4,876.

On the same base date, the subsidiary Eletrosul increased in R$ 5,784 the risk provision accounted for and, based on the change of prognosis of the existing claims, decreased in R$ 241,456 the claims that were classified as possible loss.

48.32.3 Subsidiary Ceron

On September 19, 2016, the subsidiary Ceron increased in R$ 5,084 the risk provision accounted for and increased in R$ 8,639 the new claims classified as possible loss.

48.33 Suspension of the operations of Candiota thermoelectric power plant

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

48.34 Beginning of Commercial Operation – Belo Monte

The second UG (management unit) of Belo Monte site and the third UG (management unit) of Pimental site started to operate on July 16, 2016 and on August 5, 2016, respectively.

48.35 Judicial reorganization Abengoa

The Company has been aware of the request of judicial reorganization filed on January 29, 2016, by the companies Abengoa Concessões Brasil S.A. (“Abengoa Concessões”) and Abengoa Greenfield Brasil Holding S.A. (“Abengoa Greenfield”) under the terms of Law 11,101/05. The request was distributed at the 6th State Court of Rio de Janeiro and awaits acceptance.

Abengoa Concessões is shareholder of companies in which the Subsidiary Eletronorte holds equity ownership. This fact does not imply the judicial reorganization of companies in which the Company and Abengoa Concessões Brasil Holding S.A. hold stakes, since these companies are in operation and intent to keep performing their activities, as well as fulfilling their duties regularly.

To the present date, this process of judicial reorganization did not have impact in the operations of the Company, neither in the preparation and presentation of the financial statements related to the fiscal year ended on December 31, 2015. The Management shall keep monitoring the unfolding of this matter, as well as the occasional direct and indirect consequences for the Company, should they exist.

48.36 RBSE Recognition – Investees

a) CTEEP

On June 30, 2016 CTEEP – Company of Electricity Transmission Paulista, in which Eletrobras participates in minority form with 35,40% of the share capital, made the disclosure of its interim financial statements with the audit report containing qualified opinion on valuation and accounting of assets RBSE.

The management of CTEEP understand that although the basic values relating to RBSE facilities are available and approved by the Board of ANEEL, there are still many uncertainties, it is not possible to estimate reliably the updated value of this right and, therefore, keep in its records the historical balance of these assets until they get more detailed guidance by regulatory agencies to measure reliably the asset.

Thus, Eletrobras, with the use of public data and proprietary methodology, simulated updating and accounting of these assets on the base date of September 30, 2016 and the reflexes that would impact the results from the equity.

The simulated values are as follows:

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

Therefore, the CEEE-GT recorded a gain of R$ 606,482 net of taxes, and reflexively registered by Eletrobras by equity amounting to R$ 197.652 million.

48.37 Belo Monte Arbitration

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

48.38 Compulsory Loan

Eletrobras adjusted the amounts recognized in financial statements as of December 2014 to reflect subsequent events that provided evidence of the conditions that existed at the end of the reporting period to which they relate date of issue of these financial statements, this way, the total of subsequent adjustments arising from the compulsory loan had a net effect of R$ 4,141,503 in financial statement as of December 2014 and, consequently, in the present financial statement, reflecting effect such adjustments brought about a reversal of R$ 4,141,503. See Note 31.

In the first half of 2016, the Company revised its measurement estimates and the loss probability of certain judicial lawsuits relating to the compulsory loan. These facts resulted in an increase of R$ 2,060,106 in the provision for contingencies in the period ended on June 30, 2016.

48.39 Subsequent events – ICMS (valued added tax) – Fuel accounting consumption

Eletrobras set the amounts recognized in its financial statements to reflect subsequent events that demonstrate conditions that existed at the end of the reporting period referred to the financial statements, this way was made the adjustment as described on note 42.

48.39 Provisional Measure No. 735

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

Rodrigo Vilella Ruiz

Accountant

Independent Auditor’s Report

To the Board of Directors and Shareholders

Madeira Energia S.A. – MESA

We have audited the accompanying consolidated balance sheet of Madeira Energia S.A. – MESA and its subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Madeira Energia S.A. – MESA and its subsidiary at December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated statements of operations, comprehensive loss, changes in equity and of cash flows of the Company for the year ended December 31, 2013 was not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

São Paulo - Brazil

October 10, 2016

/s/ Pricewaterhouse Coopers

Auditores Independentes

Independent Auditor’s Report

To Board of Directors and Shareholders

Norte Energia S.A.

We have audited the balance sheet of Norte Energia S.A. (the “Company”) as of December 31, 2015, and the related statements of operations, comprehensive loss, of changes in equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2014 and for the year then ended were audited by other auditors whose report dated February 2, 2015 expressed an unqualified opinion on those statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norte Energia S.A. at December 31, 2015, and the results of its operations and cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Brasília - Brazil

October 10, 2016.

/s/ PricewaterhouseCoopers

Auditores Independentes