Form 20-F/A
period 2015-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2016-10-21
CIK 1439124

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

BRAZILIAN ELECTRIC POWER COMPANY

(translation of registrant's name into English)

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

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2015 was:

1,087,050,297	Common Shares
146,920	Class A Preferred Shares
265,436,883	Class B Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12-b-2 of the Exchange Act.

Large accelerated filer  ☒                Accelerated filer  ☐                Non accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other	☐

Indicate by check mark which financial statement item the registrant has elected to follow.     ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act.).     ☐  Yes    ☒  No

Explanatory Note — Amendment

We are amending the annual report to include the 2015 financial statements of Energia Sustentável do Brasil Participações S.A. and Madeira Energia S.A. as they met the criteria set forth in Rule 3-09 or Regulation S-X in 2014. No further amendments have been made to the annual report other than including these financial statements.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

In 2015, none of our affiliated entities was a significant subsidiary under Rule 3-09 of Regulation S-X. In 2014, Madeira Energia S.A. and Energia Sustentável do Brasil Participações S.A. constituted significant subsidiaries under Rule 3-09 of Regulation S-X and the financial statements for those entities as of December 31, 2014 and 2013 and for the year ended December 31, 2014, 2013 and 2012 were included in our annual report for 2014 on Form 20-F. Please see attached the financial statements for those entities as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, as an amendment to the annual report for 2015 filed on October 11, 2016.

1

ITEM 19. Exhibits

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

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

October 21, 2016	By:	/s/ Wilson Pinto Ferreira Junior
Name: Wilson Pinto Ferreira Junior
Title: Chief Executive Officer

	By:	/s/ Armando Casado de Araújo
Name: Armando Casado de Araújo
Title: Chief Financial and Investor Relations Officer

3

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

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

The accompanying consolidated balance sheet of ESBR Participações S.A. and subsidiary as of December 31, 2015, and the related consolidated statements of profit and loss, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2015 and 2013 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ KPMG Auditores Independentes

October 10, 2016

ESBR Participações

S.A. and Subsidiary

Consolidated Financial Statements at December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015

Report of Independent Registered Public Accounting Firm as of and for the year ended December 31, 2014

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2015 and 2014

(In thousands of Brazilian reais - R$)

ASSETS	Note	12/31/2015	12/31/2014
		(unaudited)

CURRENT ASSETS
Cash and cash equivalents	4	143.897	74.301
Marketable Securities	5	—	10.612
Trade receivables	6	380.951	151.127
Inventories – Storeroom supplies		2.678	139
Prepaid expenses	12	38.944	9.993
Recoverable taxes	7	326.630	233.686
Other current assets	9	15.470	26.803

Total current assets		908.570	506.661

NONCURRENT ASSETS
Long-term assets:
Marketable Securities	5	61.621	—
Prepaid expenses	12	163.432	38.227
Recoverable taxes	7	305.807	552.224
Deferred taxes	8	1.096.023	751.729
Judicial deposits	11	28.173	37.767
Property, plant and equipment	14	21.088.279	19.743.906
Intangible assets	15	597.279	594.838

Total noncurrent assets		23.340.614	21.718.691

TOTAL ASSETS		24.249.184	22.225.352

(continued)

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2015 and 2014

(In thousands of Brazilian reais - R$)

LIABILITIES AND EQUITY	Note	12/31/2015	12/31/2014
		(unaudited)

CURRENT LIABILITIES
Suppliers	16	107.927	205.055
Financing	20	301.413	308.607
Payroll, related taxes and accruals		4.974	4.189
Taxes payable	17	18.870	38.530
Regulatory and sector charges	24	750.915	31.709
Public asset use payable	21	12.484	10.757
Provision for environmental costs	22	125.951	107.403
Provision for contingencies	23	1.977	3.721
Insurance payable	12	67.291	869
Other current liabilities	25	30.211	8.614

Total current liabilities		1.422.013	719.454

NONCURRENT LIABILITIES
Suppliers	16	25.929	6.638
Financing	20	10.998.444	11.016.142
Public asset use payable	21	112.034	109.674
Advance for future capital increase (AFCI)	26	477.691	—
Provision for environmental costs	22	451.584	476.519
Provision for contingencies	23	3.739.543	2.628.513
Research & development	27	2.883	—

Total noncurrent liabilities		15.808.108	14.237.486

TOTAL LIABILITIES		17.230.121	14.956.940

EQUITY
Capital	28.1	9.131.711	8.681.711
Accumulated losses		(2.112.648)	(1.413.299)

		7.019.063	7.268.412

TOTAL LIABILITIES AND EQUITY		24.249.184	22.225.352

The accompanying notes are an integral part of these financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$)

	Note	12/31/2015	12/31/2014	12/31/2013
		(unaudited)		(unaudited)
NET OPERATING REVENUE	29	2.412.946	732.639	147.005
Costs on power sold	30	(2.457.414)	(2.239.445)	(287.427)

Provision for energy contingencies and EUST		(897.698)	(1.915.094)	(157.519)
Power grid charges		(520.188)	(171.640)	(4.806)
Depreciation and amortization		(433.313)	(122.601)	(4.798)
Costs of transactions at CCEE		(304.675)	—	—
Provision GSF		(204.930)	—	—
Public asset use		(18.016)	(2.429)	(36)
Personnel costs		(3.868)	(4.945)	(76)
Other operating expenses		(74.726)	(22.736)	(327)
GROSS LOSS		(44.468)	(1.506.806)	(140.422)

Other operating income/expenses, Net		565	2.248	—
GENERAL AND ADMINISTRATIVE EXPENSES	30	(331.262)	(132.883)	(83.401)

Personnel		(31.935)	(35.212)	(29.615)
Management	19	(16.750)	(11.470)	(9.613)
Administrative costs		(282.577)	(86.201)	(44.173)
FINANCE INCOME (COSTS)	31	(672.570)	(174.981)	(4.607)

Finance income		13.446	6.961	3.369
Finance costs		(686.016)	(181.942)	(7.976)

LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		(1.047.735)	(1.812.422)	(228.430)

Current income tax and social contribution		(187)	(22.064)	—
Deferred income tax and social contribution		348.573	637.759	77.767

INCOME TAX AND SOCIAL CONTRIBUTION	8	348.386	615.695	77.767
LOSS FOR THE YEAR		(699.349)	(1.196.727)	(150.663)

The accompanying notes are an integral part of these financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$)

	12/31/2015	12/31/2014	12/31/2013
	(unaudited)		(unaudited)
COMPREHENSIVE LOSS FOR THE YEAR
Loss for the year	(699.349)	(1.196.727)	(150.663)
Other comprehensive income (loss)
Cash flow hedge, which is comprised of:	—	—	(1.954)
Gains in cash flow hedge in the period	—	—	5.635
Transfers to hedged items - property, plant and equipment	—	—	(7.589)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(699.349)	(1.196.727)	(152.617)

The accompanying notes are an integral part of these financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$)

	Note	Subscribed capital	Unpaid capital	Issued capital	Accumulated losses	Total
BALANCES AS AT DECEMBER 31, 2013 (unaudited)		7.431.711	(295.000)	7.136.711	(216.572)	6.920.139
Capital subscription		1.700.000	(1.700.000)	—	—	—
Capital contribution		—	1.545.000	1.545.000	—	1.545.000
Loss for the year		—	—	—	(1.196.727)	(1.196.727)

BALANCES AS AT DECEMBER 31, 2014		9.131.711	(450.000)	8.681.711	(1.413.299)	7.268.412
Capital contribution (unaudited)	28.1	—	450.000	450.000	—	450.000
Loss for the year (unaudited)		—	—	—	(699.349)	(699.349)
BALANCES AS AT DECEMBER 31, 2015 (unaudited)		9.131.711	—	9.131.711	(2.112.648)	7.019.063

The accompanying notes are an integral part of these financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARs ENDED DECEMBER 31, 2015, 2014 and 2013 (unaudited)

(In thousands of Brazilian reais - R$)

	Note	12/31/2015	12/31/2014	12/31/2013
		(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year		(699.349)	(1.196.727)	(150.663)

Adjustments to reconcile net loss for the year to net cash provided by (used in) operating activities:
Provision for contingencies		958.935	1.924.398	29
Recognition (reversal of) allowance for doubtful debts	6	17.085	(5.249)	—
Deferred income tax and social contribution	8	(348.573)	(637.759)	(77.702)
Current income tax and social contribution	8	187	22.064	—
Inflation adjustment		(2.986)	3.045	(13.638)
Inflation adjustment on environmental costs		29.020	—	—
Accrued interest	20	587.919	164.688	—
Depreciation and amortization	14 and 15	452.793	129.684	7.210
Write-off of property, plant and equipment and Intangible assets	12 and 13	16.216	—	—
Gain on sale of property, plant and equipment		—	4.674	—
Inflation adjustment on public asset use		15.845	15.994	6.487
Income from short-term investments		2.770	—	—
Attorneys’ fees and court costs		8.757	—	—
GSF		204.930	—	—
Adjustment to the advance for future capital increase		20.691	—	—
Costs of transactions at CCEE		304.675	—	—
Unrealized earnings on foreign restricted deposits		—	—	12.779
Other adjustments		4.279	7.583	—
Changes in:
Accounts receivables	6	(246.909)	(58.814)	(87.064)
Inventories		(2.539)	(139)	—
Prepaid expenses	12	(154.156)	(37.794)	(4)
Judicial deposit		12.184	(5.173)	—
Other current assets		11.333	(16.564)	(9.080)
Trade payables		(115.381)	(183.072)	(17.917)
Payroll, related taxes and accruals		785	1.217	634
Suppliers	24	209.601	31.709	—
Insurance payment	12	66.422	(4.281)	—
Public asset use (UBP) payment	21	(11.758)	(10.931)	(3.566)
Payment of environmental costs	22	(53.832)	(65.297)	—
Recoverable taxes		(75.642)	13.530	—
Taxes payable		305.757	125.941	18.783
Payment of success fees	23	(864)	—	—
Other current liabilities		15.722	1.975	(469)
Recoverable taxes - (purchase of property, plant and equipment)		(96.093)	(186.161)	(188.127)
Net cash provided by operating activities		1.437.824	38.541	(502.308)

(continued)

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 and 2013 (unaudited), CONTINUED

(In thousands of Brazilian reais - R$)

	Note	12/31/2015	12/31/2014	12/31/2013
		(unaudited)		(unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(1.241.388)	(1.877.286)	(2.548.400)
Purchase of marketable Securities	5	—	(10.612)	—
Proceeds from the sale of property, plant and equipment		—	1.924	—
Securities	5	(53.779)	(10.612)	—
Insurance payment		—	(4.281)	—
Purchase of intangible assets	15	(3.343)	(2.188)	(2.546)
Net cash used in investing activities		(1.298.510)	(1.888.162)	(2.550.946)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions	28.1	450.000	1.545.000	2.375.000
Advance for future capital increase (AFCI)	26	457.000	—	—
Financing released	20	160.000	700.000	668.000
Financing paid (Principal)	20	(244.491)	(71.457)	(61.224)
Financing paid (interest)	20	(892.421)	(243.433)	(208.247)
Payment of commissions on borrowings	20	194	(10.616)	(5.758)

Net cash provided (used by) by financing activities		(69.718)	1.919.494	2.767.771
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the year	4	74.301	4.428	289.911
Cash and cash equivalents at the end of the year	4	143.897	74.301	4.428

Changes in cash		69.596	69.873	285.483

The accompanying notes are an integral part of these financial statements.

ESBR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 (unaudited), 2014 and 2013 (unaudited)

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

ESBR Participações S.A. (“ESBRP” or “Company” or “Parent”) is a closely-held company, headquartered and domiciled in the City of Rio de Janeiro - RJ, at Avenida Almirante Barroso, no 52 - Sala 2.802 (Parte). ESBRP is solely engaged in holding interest in Energia Sustentável do Brasil S.A (“Subsidiary” or “ESBR”), also a closely-held company, that holds the public asset use concession to operate Jirau hydroelectric power plant.

As at December 31, 2015, the Company’s controlling shareholders were GDF Suez Energy Latin América Participações Ltda, Mizha Energia Participações S.A. (Mitsui Group), Eletrosul Centrais Elétricas S.A. and Companhia Hidro Elétrica do São Francisco - Chesf.

The Company and its subsidiary recognized recurring losses and net working capital deficit primarily because of the recognition of the provision for contingencies related to the exemption claim and provision for EUST (see more information in Note 23) that adversely impacted the Company's profit or loss and financial condition up to this date.

However, due to the contribution obligations from the shareholders of ESBR Participações S.A. to the subsidiary, which are being performed and guaranteed, as well as the compliance with requirements set forth in the financing agreement entered into with the National Bank for Economic and Social Development (BNDES) and other ronlending banks, that are also binding upon the shareholders, up to the settlement of the contractual obligations or full startup of operation of the plant, to make contributions to the subsidiary whenever necessary so as to maintain the investments for the completion of operating assets, as mentioned in Note 20, the subsidiary has guaranteed through December 2017, according to the corporate guarantee agreement entered into by shareholders, its financial resources necessary for the completion of investments in UHE Jirau, as well as for working capital maintenance, until the subsidiary achieves levels of profitability and cash generation aligned with its original business plan.

1.1. Characteristics of Jirau Project

Jirau Project comprises the construction of a hydroelectric power plant located in Madeira river, City of Porto Velho, State of Rondônia, as well as the respective installation of the transmission line whose interest is restricted to the power plant. The initial basic project of UHE Jirau, called Auction A-5/2008, originally provided for a total of 44 generation units in the plant, with minimum installed capacity of average 3,300MW*, with physical energy guarantee (guaranteed energy) of average 1,975.3 MW* after the startup of operation of the last generation unit.

(*)	information unaudited by independent auditors

The physical guarantee of the original guaranteed power of the plant (average 1,975.3 MW*) was divided as follows:

•	70% at the Regulated Contract Environment (“ACR”), at the price of R$71.37 per MWh, related to May 2008, adjusted at the month of anniversary of the tariff adjustment of each distribution company based on the extended national consumer price index (IPCA), disclosed by the Brazilian Institute of Geography and Statistics (IBGE). As at December 31, 2015, the adjusted price per MWh is R$114.94 (R$103,10 as at December 31, 2014); and

•	30% allocated to the sale in the Free Contract Environment (“ACL”). In 2013 no power was sold in this environment. In January and February 2014, all volumes contracted were delivered to related parties. With respect to March, April and May 2014, no sale was made to related parties, being the power settled at the Electric Power Commercialization Chamber (CCEE).

From June to December 2014, the following assumption was adopted to measure the volume of power to be delivered to the related parties: on the Physical Guarantee of Generation Units in Operation the seasonality factor of the Energy Reallocation Mechanism (MRE), internal loss factor, basic grid loss factor, availability factor and physical guarantee allocation factor are applied; all factors are estimated. After application of the abovementioned factors, the allocated power is determined. Out of this amount, the amounts of Regulated Environment Electricity Sale Agreement (CCEARs) (sold to the ACR based on the preceding item) is deducted and the remaining is sold to the related parties proportionally to their equity interest. For 2015, between January and July, the subsidiary adopted this same delivery assumption, primarily due to the physical guarantee reductions arising from the application of the GSF (Generating Scaling Factor). Under the injunction of the GSF from Apine (explained below), the subsidiary started to deliver all volumes contracted with its shareholders, which occurred from August to December 2015. See more information on the agreements entered into with related parties in Note 18.

Under SPE/MME Administrative Rule 26, of August 1, 2011, the total volume of physical energy guarantee was defined at average 209.3 MW, related to the increase in the installed capacity of UHE Jirau (equivalent to nominal 450 MW), which was sold at the Auction for Purchase of Power Arising from New Generation Projects, called Auction A-3, as set forth in MME Administrative Rule 113, of February 1, 2011. Therefore, the basic plant expansion project had 50 generation units, and the new installed capacity is 3,750 MW and the new guaranteed energy is average 2,184.6 MW.

The additional physical guarantee of 209.3 MW* was fully sold at the ACR at the price of R$102.00 per MWh related to August 2011, annualy adjusted by the IPCA.Consequently, the effective price in 2015 was R$124.09 per MWh. The effective beginning of deliverof the power under the CCEARs of Auction A-3/2011 occurred in May 2015.

On November 10, 2015, MME Ordinance nº 337 was issued by the Strategic Planning and Development Office, which granted to the subsidiary an extraordinary review of the total physical guarantee of UHE Jirau determined at average 2,205.1 MW*.

(*)	information unaudited by independent auditors

Of the total additional physical guarantee of average 20.5 MW*, average 18 MW* was fully sold at the ACR, when the subsidiary participated in and was the winning bidder of Auction A-1 for 2015, where the CCEARs will be entered into with 22 distribution companies. Agreements became effective from January 1, 2016 and goes to December 31, 2018. The sales price was R$148.00 per MWh, as at December 2015.

The subsidiary reached the guaranteed energy on July 31, 2015, based on the startup of operation of the 33rd generation unit.

(*)	information unaudited by independent auditors

1.1.2.	Concession

On August 13, 2008, the Federal Official Gazette (DOU) published that the subsidiary entered into with the federal government (Concession Grantor) over a 35-year period, through the ANEEL, Concession Arrangement 002/08 - MME UHE Jirau, which regulates the operation by the subsidiary of the potential hydraulic energy located in Madeira river, City of Porto Velho, State of Rondônia, at the coordinates of 9º19’52’’ South latitude and 64°44’04’’ West longitude, called Jirau Hydroelectric Power Plant, with minimum installed capacity of 3,300 MW, as well as the respective hydroelectric power plant restricted interest transmission facilities.

On September 17, 2012, the first addendum to the abovementioned agreement was entered into to document the expansion of UHE Jirau and redefine the project implementation schedule.

Provisional Act 579, of September 11, 2012, which addresses power generation, transmission and distribution concessions and reduction of sector charges aiming at tariff control, was changed into Law 12783 and approved by the President of Republic on January 11, 2013.

Under Law 12783/13, power concessions granted before the enactment of Concession Act (Law 8987/95) that were not subject to bid can be renewed one single time over a period of up to 30 years, provided that concessionaires agree to receive compensation only by means of tariffs to cover operating and maintenance (O&M) expenses, charges, taxes and, where applicable, transmission and distribution costs. A few sector charges will be eliminated or reduced in case of renewal of the concession.

The subsidiary’s generation assets were not directly impacted by Law 12783/13 with respect to the renewal of concessions since they were obtained by means of bid processes conducted after the enactment of Law 8987/95.

1.1.3.	Environmental matters

The environmental body responsible for the project is the Brazilian Environmental and Renewable Natural Resources Institute (IBAMA).

•	Previous License (LP): confirms the environmental feasibility of the project after Environmental Impact Study analysis and conduction of public hearings at the region. LP 251/2007 was issued on July 9, 2007.

•	Installation Licenses (LI): authorize the beginning of work after the description of social and environmental programs. These licenses are issued after approval of the Basic Environmental Project, which describes the programs to be implemented during all project stages, including the construction, reservoir filling and plant operation. The subsidiary obtained LI 563/2008 relating to the implementation of the Pioneer Construction Site on November 14, 2008. On June 3, 2009, IBAMA issued LI 621/2009;

•	Operating License (LO): authorizes the filling of the reservoir, the startup of the plant’s operation and the generation of power after the implementation of the social and environmental programs and satisfaction of the conditions set out in the LI. On October 19, 2012, IBAMA issued LO 1.097/2012, effective for four years counted from the issuance date, which determines the continuity of the social and environmental programs set forth in the Basic Environmental Project (PBA). The 1st amendment to the LO was issued on November 29, 2012, so as to contemplate the 50 UGs, and the 2nd amendment was issued on July 19, 2013, including adjustments to condition 2.32, related to the environmental compensation of UHE Jirau.

The Company accounted for future environmental costs arising from the LI and LO licenses, by recognizing in its assets (see Notes 14 and 15) and liabilities the present value of the related obligations (see Note 22).

1.1.4.	Business operation

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

On February 1, 2013, the postponement of the startup of operations of UHE Jirau was approved at the meeting of Aneel’s board of directors; consequently, the postponement of the payment of transmission costs and charges, in addition to the postponement of the scheduled beginning of supply set forth in the regulated environment electricity sale agreements (CCEARs) and respective revenue, as follows:

a)	The startup of operations on May 1, 2013 was approved which, according to estimates available at the time would be the date of the startup of operations of the Transmission Line 600KV Porto Velho - Araraquara, however, in case of proven need of generation units of UHE Jirau for the commissioning of the conversion company, the two first units should be available on March 1, 2013, which has not occurred;

b)	The administrative proceeding in progress must be sent to the State General Attorneys’ Office (PGE) for legal analysis of the exemption claim which, through Opinion 136/2013/PGEANEEL/ PGF/AGU, acknowledged the exemption claim that would enable the postponement of the activity startup schedule of UHE Jirau. PGE explained that the impact on the construction schedule should be determined by a technical expert;

On June 4, 2013, through Ordinance 1732, Aneel decided to (i) postpone the startup of operations of the generation units and the beginning of supply of power set forth in the CCEAR of UHE Jirau, so as to match these dates to the 30-day period before the startup of operations of the Porto Velho-Araraquara Transmission Line (LT), which was then scheduled to take place on July 1, 2013 and (ii) acknowledge the 52-day delay in the implementation schedule as e caused by act from the public authorities. The transmission line has not started to operate on July 1, 2013, as scheduled, but rather on November 29, 2013.

Additionally, the subsidiary filed a request for reconsideration with Aneel’s Executive Board on June 13, 2013, claiming, among other issues: (i) the recognition, in addition to the 52 days already recognized, of 187 days of exemption calim; (ii) that the startup of operation of UHE Jirau matches the expected date for startup of operation of transmission facilities (and not the 30 days before such date); and (iii) that the approved matching is not applicable to the total implementation schedule of UHE Jirau, subject to the generation machinery implementation intervals currently set out in the prevailing schedule.

On October 22, 2013, Aneel, through Ordinance 3588, partially and preliminarily granted the exemption claim application of 239 days, to be added to every startup date of the various generation units of the schedule contained in the Concession Arrangement.

Concurrently, the subsidiary filed with the 5th Federal Court of the Judiciary District of Porto Velho a lawsuit so that the events at the construction site of UHE Jirau in 2011 and 2012 would be recognized as exemption claim.

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

For further details about the updates of exemption claim will be treated in explanatory note of subsequent events (note 33).

2.	PRESENTATION OF FINANCIAL STATEMENTS

2.1.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB"). Additionally, aspects of the specific Brazilian legislation issued by ANEEL, particularly regarding the structure of accounts and the way of recording events were considered, aiming at standardizing the practices with other companies of the electric sector.

The Company’s consolidated financial statements were approved by the Board of Directors on October 10, 2016.

2.2.	Basis of preparation

The Company and its subsidiary has incurred recurring losses, has an accumulated deficit and its current liabilities exceeds it current assets since it is currently in a transition process, from the preoperating to the operating stage. However, the Company’s capital structure contemplates additional capital contributions being made by the shareholders to the Company, as well as the additional financing agreement entered into with BNDES through December 31, 2012, as mentioned in Note 17. Consequently, these financial statements have been prepared on the basis thtat the Company will continue as a going concern.

The Company’s consolidated financial information has been prepared based on the historical cost, except for certain financial instruments, which are measured at their fair values, when prescribed.

The main consolidation criteria are as follows:

i.	Elimination of intragroup asset and liability balances between the consolidated entities;

ii.	Elimination of the Parent's share in the subsidiary’s capital, reserves and retained earnings or accumulated losses; and

iii.	Elimination of income and expense balances arising from intercompany transactions between the consolidated entities.

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

At the end of each year, the Company verifies the carrying amounts of its or its subsidiary’s tangible and intangible assets to determine if there are any indication that these assets might be impaired. If there is such an indication, the recoverable amount of the asset is estimated and the carrying amount of tangible and intangible assets is written down so as to reflect the estimated recoverable amount, if necessary.

The recoverable amount of an asset is the higher of its fair value less costs to sell or its value in use. Impairment losses, if any, are immediately recognized in profit or loss.

In 2015 the Company’s management identified that (i) change in the estimated dates of startup of activities and reduction of the amounts set forth in the Regulated Environment Electricity Sale Agreements (CCEARs), (ii) the effects from the exemption claim brought by the Company before Aneel, (iii) the review of the construction budget and related impacts on the leverage of the project could constitute factors that would impact the amount of its property, plant and equipment items, thus the Company decided to test such assets for impairment.

The impairment test was conducted as at December 31, 2015, based on assumptions adopted by the Company on the projected cash flow from operating activities, internal discount rate, net debt and equity amount as at the impairment date.

The projected operating cash flow was based on the following assumptions: (i) the entire concession term, (ii) estimated startup date, (iii) estimated power balance, (iv) power volume and prices in the ACR and those projected for the ACL, in addition to the test power sales revenue, (v) costs and expenses on personnel, materials, outside services, sectorial charges, power purchase, transmission charges, taxes and other expenses and projected investments to be made between the test date up to the completion of works in UHE Jirau.

The discount rate used to calculate the present value of the operating cash flow was the Company’s weighted average cost of capital (WACC) as at the test date. The WACC is calculated based on third-party capital cost (including the impact from the tax benefit of deductibility of such finance cost) and the own capital cost, the latter calculated based on the Capital Asset Pricing Model (CAPM) method.

The net debt amount considered in the test was based on the recordkeeping as at December 31, 2015, deducting cash and cash equivalents and securities - reserve account from financing amounts in current and noncurrent liabilities. The amount of the provision for exemption claim was also considered as at the test date.

Due to the test result, based on the aforementioned assumptions, the Company concluded that no impairment losses on assets should be recognized as at December 31, 2015.

These financial statements are presented in Brazilian reais, which is the Company’s functional currency and the amounts reported (texts and tables) are expressed in thousands of Brazilian reais, except if otherwise stated.

2.3.	Adoption of new accounting policies

New and revised standards and interpretations not yet effective on December 31, 2015:

Effective for annual periods beginning on or after January 1, 2016:

•	IAS 16 and IAS 38 - amendments to clarify the accepted depreciation and amortization methods.

•	IAS 27 – The standard was amended so as to include the accounting for investments in subsidiaries, joint ventures and associates under the equity method in the separate financial statements.

•	IAS 1 – amendment to address the potential obstacles identified when exercising judgment upon preparation of the financial statements. Such amendment clarifies that the concept of materiality must be considered both for purposes of the information to be disclosed, either required or not, and upon organization of the explanatory notes and use of aggregation criteria.

Effective for annual periods beginning on or after July 1, 2016:

•	2010-2014 annual improvement cycles: minor amendments to the existing pronouncements.

Effective for annual periods beginning on or after January 1, 2018:

•	IFRS 9 - Financial Instruments - new standard that introduces new requirements for the classification, measurement, impairment, hedge accounting and derecognition of financial assets and financial liabilities.

•	IFRS 15 - Revenue from Contracts with Customers - defines five steps to be applied to contracts entered into with customers for purposes of revenue recognition and disclosure. It will supersede the standards currently effective on the matter (IAS 18 and IAS 11) and related interpretations (IFRIC 13, IFRIC 15 and IFRIC 18).

•	IFRS 16 - Leases - At the meeting held on November 11, 2015, FASB decided that the effective date of adoption of the standard for closely-held companies will be annual periods beginning after December 15, 2019 and interim periods in the subsequent year. Early adoption would be permitted for all entities. The lease model proposed by FASB and IASB is in progress and the final version of the standard is being prepared.

The Company will adopt such standards when they become effective. The Company analyzed the impacts arising from such standards and no significant impact on its financial statements was identified.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a)	Financial instruments

The Company and its subsidiary recognize the financial instruments in their financial statements when the entity becomes a party to the underlying instrument.

Financial assets and financial liabilities are initially measured at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, where applicable, after initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are immediately recognized in profit or loss.

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

As at December 31, 2015 and 2014, the Company’s financial assets are classified as loans and receivables.

Loans and receivables are represented by non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including cash and cash equivalents, securities, trade receivables, pledges and restricted deposits and due from related parties) are measured at amortized cost using the effective interest method, less any impairment losses.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Financial liabilities are classified either as ‘financial liabilities at fair value through profit or loss’ or ‘other financial liabilities’.

As at December 31, 2015 and 2014, the Company's financial liabilities are classified as “Other financial liabilities”.

Other financial liabilities (including trade payables, borrowings, payables and UBP) are measured at amortized cost using the effective interest method.

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

c)	Marketable Securities

Securities – reserve account are intended to collateralize the financing entered into with BNDES and other onlending banks.

d)	Accounts receivables

Accounts receivables include the power sales amounts billed, including the sale of purchased power, when applicable.

Accounts receivables are initially recorded at the sales amount and subsequently at amortized cost, less the allowance for doubtful debts, when applicable.

The allowance for doubtful debts is recognized considering Management’s estimate of loss based on the parameters recommended by ANEEL, taking into account the information monthly determined by the Power Commercialization Chamber (CCEE), to the extent that they reflect Company’s best estimate of the loss.

e)	Due from related parties

Due from related parties correspond to amounts receivables for the supply of power in the normal course of the Company’s activities.

As at December 31, 2015, the Company does not expect any loss on due from related parties.

f)	Prepaid expenses

Represented by assets arising from payments which provision of services will occur in a subsequent period and that will not be reimbursed and/or received in cash, nor represent physically existing assets. Prepaid expenses are stated at the effective contractual amounts, less amortization incurred through the balance sheet date. During the construction of UHE Jirau, amortization of insurance premiums related to the plant’s construction is accounted for as a balancing item to property, plant and equipment.

g)	Recoverable taxes

Refer to tax credits relating to prepaid taxes levied on the acquisition of property, plant and equipment items, accounted for upon the occurrence of a taxable event. Such taxes are adjusted for inflation as prescribed by tax laws, when applicable.

h)	Income Taxes

h.1)	Current taxes

The provision for income tax and social contribution (Income Taxes) is based on the taxable income for the period. Taxable income differs from the profit disclosed in the statement of profit or loss because it excludes income or expenses taxable or deductible in other periods, as well as permanently nontaxable or nondeductible items. The provision for income tax and social contribution is calculated by the Company based on the statutory rates prevailing at the balance sheet date.

h.2)	Deferred taxes

Deferred income tax and social contribution (“deferred taxes”) are recognized on temporary differences at the end of each reporting period distributed between asset and liability. The offset balances recognized in the financial statements and the corresponding tax basis used to determine taxable income, including tax losses, when applicable. Deferred tax liabilities are usually recognized on all temporary taxable differences and deferred tax assets are recognized on all temporary deductible differences, only when it is probable that the Company will report future taxable income in an amount sufficient to allow the utilization of these temporary deductible differences.

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

h.3)	Current and deferred income tax and social contribution

Current and deferred income tax and social contribution are recognized in profit or loss as expenses or income, except when they correspond to items recognized in ‘Other comprehensive income’, or directly in equity, in which case current and deferred taxes are also recognized in ‘Other comprehensive income’ or directly in equity, respectively.

i)	Judicial deposits

Judicial deposits are initially recorded at the amount deposited in financial institution as determined by a court, plus income earned (managed basic rate (TR) + interest from 3% to 6% p.a.) up to the balance sheet date, which are recognized as finance income.

j)	Property, plant and equipment and intangible assets (except UBP)

Property, plant and equipment items are stated at acquisition or construction cost, including unapportioned expenses on payroll and related taxes, social and environmental costs, insurance premium amortization and interest on borrowings, all directly related to the construction of UHE Jirau, less depreciation and impairment losses, when applicable.

Once a year or in the event of occurrence of any fact that requires analysis, the Company verifies the carrying amounts of its tangible and intangible assets to determine if there are any indications that these assets might be impaired. If there is such an indication, the recoverable amount of the asset is estimated and the carrying amount of tangible and intangible assets is written down so as to reflect the estimated recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell or its value in use. Impairment losses, if any, are immediately recognized in profit or loss. The Company did not recognize any impairment loss in the financial statements for the year ended December 31, 2015 or prior periods.

j.1)	Depreciation and amortization

Depreciation is calculated on a straight-line basis based on the annual rates determined by Aneel – which are adopted by companies operating in the Brazilian power sector and represent the estimated useful life of the assets – limited to the plant concession or authorization term, when applicable, based on the book balances recorded in the measurement units comprising these projects. The average annual depreciation rates of the Company’s assets are stated in Note 14.

During the mixed plant implementation and operation stage (since the power generation units started to operate over various months), such proportional method is applied to the installed power of each generation unit in operation. The Company’s management understands that such method is the method that best reflects the relation between depreciation expenses and the use of assets.

Software amortization is recognized on a straight-line basis, based on the estimated useful life of the assets. The estimated useful life and amortization method are reviewed at the end of each reporting period, and the effect of any changes in estimates is accounted for on a prospective basis.

UBP costs are amortized proportionally to the number of machinery in operation, based on rates that are compatible with the concession term. Software costs are amortized at the rate of 20% p.a.

LO costs are amortized based on the percentage of machiney that started to operate over the concession term.

j.2)	Borrowing costs

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

Other borrowing costs are recognized in profit or loss for the period in which they are incurred.

k)	Key sources of estimation uncertainty

The preparation of financial statements requires Company’s management to adopt estimates and judgment to account for certain transactions that affect its assets, liabilities, income and expenses, and the disclosure of information on its financial statements.

To make these estimates and related assumptions, Management uses the best information available on the balance sheet date, as well as past and/or current events, also considering assumptions on future events considered as reasonable under the circumstances. Accordingly, actual results may differ from those estimates.

Therefore, the financial statements include estimates mainly related to: (i) useful life of property, plant and equipment, which is based on studies made by ANEEL; (ii) provisions for risks; (iii) definition of discount rates used to calculate the present value of assets and liabilities; (iv) determination of the impairment of assets; (v) recovery of deferred taxes; (vi) estimated amounts relating to the provision for environmental costs relating to the compensatory measures described in the LI and LO issued by the IBAMA and (vii) disclosure of financial instruments.

The estimates and accounting judgments are revised continuously and such revisions are recognized in the period in which the revisions are made and in any future periods affected.

l)	Public asset use (“UBP”)

The Company accounted for the UBP in intangible assets and liabilities at present value on the execution date of the concession arrangement of UHE Jirau (August 13, 2008), which determined that the subsidiary should pay as UBP during the entire concession period the annual original amount on the contract date of R$7,873.

The UBP payments is annually adjusted by ANEEL and based on the Extended National Consumer Price Index (IPCA) issued by the Brazilian Institute of Geography and Statistics (IBGE).

After initial recording, the UBP balances are monthly adjusted based on the rate that reflects the weighted average cost of capital of the Jirau Project upon the acquisition of concession.

Upon startup of activities, the UBP installments in the amount of R$892 (beginning August 2013 up to July 2014), R$950 (beginning August 2014 up to July 2015) and R$1,040 (beginning August 2015 up to July 2016) also started to be paid. Accordingly, finance charges on the UBP liability in intangible assets will no longer be capitalized but the capitalized balance will rather be amortized, proportional to the number of machinery that started to operate limited to the concession term. The adjustment of the related liability at present value is recognized as finance costs.

m)	Sector charges

Sector charges are accounted for as costs on the accrual basis.

n)	Technological Research & Development (R&D) Program

Under Law 9991, of July 24, 2000, article 24 of Law 10438, of April 26, 2002, and article 12 of Law 10848, of March 15, 2004, the companies authorized to independently produce power, among other provisions, must annually invest the percentage rate of 1% of their net operating revenue in the Technological Research & Development Program of the Power Sector (R&D Program), based on the regulations established by ANEEL.

o)	Financial compensation for the use of water resources

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

p)	Provision for environmental costs

The subsidiary accounted for at present value the costs on environmental programs. The amounts were recorded in intangible assets (those arising from the operating stage) and in property, plant and equipment (those arising from the implementation stage) and their balancing items are recorded in liabilities. The programs address compensatory measures arising from the implementation and operation of UHE Jirau in Madeira river; the LI and LO were issued by IBAMA.

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

q)	Suppliers

Suppliers comprise amounts payable based on invoices received and percentage-of completion of construction work, or based on estimates, in the lack of a relevant documentation.

r)	Provision for contingencies

Provisions are recongized considering the opinion of in-house, outside legal counsel and the Company’s management assessment that there is a present obligation (legal or constructive) as a result of a past event, it is probable (more likely than not) there will be an outflow of resources that embodies economic benefits to settle the referred obligation and a reliable estimate of the amount to settle obligation can be made.

s)	Borrowings and financing

Borrowings and financing are initially recognized at fair value, less borrowings costs, and are subsequently measured at amortized cost using the effective interest method.

t)	Adjustment to present value

The assets and liabilities arising on long-term transactions are discounted to present value based on market interest rates prevailing on the transaction date.

u)	Profit or loss

The amount of consolidated profit or loss is basically represented by operating income, costs and expenses, administrative costs and finance income and finance costs not directly attributable to the construction of UHE Jirau. Such amounts are accounted for on accrual basis.

v)	Revenue, costs and expenses

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

Costs are basically comprised of: provision for energy contingencies (liability exclusion and provision for transmission system use fee (EUST)), power grid charges, depreciation and amortization, provision for GSF (Generating Scaling Factor), costs on transactions at CCEE, financial compensation for the use of water resources (CFURH), personnel costs, electric power service inspection fee (TFSEE), amortization of UBP and other operating costs.

Expenses comprise mainly personnel and management expenses, finance costs, insurance, contingencies (labor and tax), expenses on outside services, ISSQN tax assessment notice, fine and other expenses on social compensation, expenses on materials, allowance for doubtful debts, depreciation and amortization and other administrative expenses.

w)	Statements of cash flows

The Company classifies in the statements of cash flows the interest paid as financing activities since it understands that the interest paid corresponds to borrowing costs.

4.	CASH AND CASH EQUIVALENTS

	12/31/2015	12/31/2014
	(unaudited)
Cash and banks	191	492
Short-term investments	143.706	73.809

Total	143.897	74.301

Short-term investments are made with prime financial institutions, based on the risk rating assigned by the main risk rating agencies. Short-term investments are highly liquid, subject to floating rates and yield interest based on a percentage of the interbank deposit (CDI) rate set upon contracting, are readily convertible into a known cash amount, without significant risk of change in value; Short-term investments yield interest between 100.3% and 100.10% of the CDI as at December 31, 2015 (99% to 101.5% of the CDI as at December 31, 2014).

Additionally, cash and cash equivalents are held to meet short-term cash requirements rather than for investment or other purposes.

5.	MARKETABLE SECURITIES

	12/31/2015	12/31/2014
	(unaudited)
Investments in repurchase agreements	61.621	10.612
Current	—	10.612
Non-current	61.621	—

Marketable securities are held to collateralize the financing entered into with BNDES and other onleding banks (Note 18) and refer to the debt service reserve account and insurance account. Investments are made in federal bonds yielding interest of 94.55% of the CDI on average (94% of the CDI rate as at December 31, 2014).

6.	ACCOUNTS RECEIVABLES

Accounts receivables are initially recorded at the sales amount and subsequently at amortized cost, less the allowance for doubtful debts. Such allowance is currently recognized based on the apportionment of default in the power sector. Such apportionment is made on a monthly basis between the agents with credit balance in the month, on the amount of the surplus financial settlement or exposure at the Power Commercialization Chamber (CCEE).

Pursuant to CCEARs, revenues are monthly billed based on the contracted power output (in MWh) and the contracted sales price (price annually adjusted for inflation on the anniversary date of each distribution company). Revenues are monthly billed through the issuance of the invoice.

	12/31/2015	12/31/2014
	(unaudited)
Energy sale - ACR – distribution companies	178.685	82.807
Energy sale - ACL – related parties	115.845	44.868
Energy test sale - CCEE	104.430	24.376
Allowance for doubtful debts	(18.009)	(924)

Total	380.951	151.127

Aging list of accounts receivables:

	12/31/2015	12/31/2014
	(unaudited)
0 to 30 days	104.430	44.868
30 to 60 days	178.685	82.807
60 to 90 days	115.845	24.376

Total	398.960	152.051

Changes in the allowance for doubtful debts are as follows:

	12/31/2015	12/31/2014
	(unaudited)
Opening balance	(924)	(6.173)
Bad debt expense	(18.009)*	(924)
Reversal	924	6.173

Closing balance	(18.009)	(924)

*	The increase in the allowance derived from receivables not settled by doubtful agents at the CCEE.

Aging list of trade receivables included in the allowance for doubtful debts:

	12/31/2015	12/31/2014
	(unaudited)
Over 120 days	18.009	924

7.	RECOVERABLE TAXES

Current

	12/31/2015	12/31/2014
	(unaudited)
Tax on revenue (COFINS)	200.984	186.359
Monthly prepaid income tax and social contribution	66.801	—
Tax on revenue (PIS)	43.634	40.957
Withholding income tax (IRRF)	11.835	4.065
Withholding CSLL	3.258	—
Withholding COFINS	—	2.299
Service tax (ISSQN)	—	—

Social security tax (INSS)	—	—

State VAT (ICMS)	—	—

Other recoverable taxes	118	6

Total	326.630	233.686

Noncurrent

	12/31/2015	12/31/2014
	(unaudited)
Tax on revenue (COFINS)	260.201	453.337
Tax on revenue (PIS)	45.606	98.887

Total	305.807	552.224

IRRF amounts refer to withholding taxes upon the redemption of short-term investments and are offset against federal taxes.

Recoverable PIS and COFINS balances are generated upon the acquisition of services and property, plant and equipment items (mainly civil construction-related), for the implementation of the power plant. After startup of operations of the plant, resulting in increase in ESBR’s revenues, such taxes were subsequently offset upon filing of the Digital Tax Recordkeeping - EFD Contribution (public system of digital taxation control) with the Brazilian Federal Revenue Service.

Consequently, such fact has consummated its right to offset such amounts against any tax managed by the Brazilian Federal Revenue Service, thus offsetting the contributions to PIS and COFINS, as well as other taxes beginning December 2014. The credits generated in 2015 were processed through the Public Digital Recordkeeping System (SPED) in 2015.

Variation in the period is as follows:

	12/31/2014	Addition Credits generated	Transfer short-term	Offsets	12/31/2015
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current
PIS	40.957	—	69.998	(67.321)	43.634
COFINS	186.359	—	272.512	(257.887)	200.984

Total	227.316	—	342.510	(325.208)	244.618

Noncurrent
PIS	98.887	16.717	(69.998)	—	45.606
COFINS	453.337	79.376	(272.512)	—	260.201

Total	552.224	96.093	(342.510)	—	305.807

Total	779.540	96.093	—	(325.208)	550.425

8.	DEFERRED TAXES

a)	The subsidiary’s deferred taxes are broken down as follows:

Nature	12/31/2015	12/31/2014	12/31/2013
	(unaudited)		(unaudited)
(i) Tax loss and preoperating expenses	200.095	127.910	176.606
(ii) Temporary differences *	3.023.501	2.083.057	158.599
Total	3.223.596	2.210.967	335.205
Combined income tax and social contribution rate	34%	34%	34%

Total	1.096.023	751.729	113.970

(*)	Basically comprise the allowance for doubtful debts and provision for risks.

Such assets will be used as from the date the subsidiary recognizes profit, which is expected to take place in 2021. As from such date, the subsidiary is expected to amortize all accumulated credits within no more than 11 years.

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

b)	Reconciliation of tax expenses with statutory tax rates:

	12/31/2015	12/31/2014	12/31/2013
	(unaudited)		(unaudited)
Pretax income	(1.047.735)	(1.812.422)	(228.430)
Statutory tax rate	34%	34%	34%

Taxes at statutory rates	356.230	616.223	77.667
Permanent differences	(7.844)	(528)	100

Income tax and social contribution in profit or loss for the period	348.386	615.695	(77.767)

Breakdown of taxes in profit or loss:
Current	(187)	(22.064)	—
Deferred	348.573	637.759	77.767

Total tax in profit or loss	348.386	615.695	(77.767)

Effective rate	33%	34%	34%

9.	OTHER CURRENT ASSETS

	12/31/2015	12/31/2014
	(unaudited)
Power concessionaires	—	—
Advances to suppliers	9.037	3.806
R&D projects	5.941	5.193
Salary prepayment - vacation	300	250
Disposal of assets and rights	165	486
Advances of travel expenses	27	416
Master Control GSC (*)	—	16.652

Total	15.470	26.803

(*)	The amount relating to the Master control GSC of R$16,652 was fully received in 2015. This amount received from ANEEL was related to costs incurred with the implementation of Generation Station Coordinator (GSC0 at the generation unit of UHE Jirau. The GSC is a system designed to control the generation volume of UHEs Jirau and Santo Antônio.

10.	JUDICIAL DEPOSITS

	12/31/2015	12/31/2014
	(unaudited)
Tax	25.383	23.495
Labor	1.482	2.445
Civil	1.308	11.827

Total	28.173	37.767

Such deposits refer to amounts related to ongoing lawsuits at judicial level (Note 23).

11.	PREPAID EXPENSES

12.1.	Insurance

	12/31/2015 (unaudited)
	Assets			Liabilities
Risk	Premium amount	Amount amortized	Balance to be amortized	Balance payable
Civil liability (a)	1.067	935	132	—
Engineering (b)	103.291	73.133	30.158	67.291
Compliance with the concession arrangement (c)	16.427	14.332	2.095	—
Property damages upon equipment transportation (d)	834	398	436	—

Subtotal	121.619	88.798	32.821	67.291

Renegotiation of the GSF (Generating Scaling Factor) – hydrological risk premium (f)			169.548	—
Other prepaid expenses			7	—
Subtotal			169.555	—

Total			202.376	67.291

Current			38.944	67.291
Noncurrent			163.432	—

Total			202.376	67.291

	12/31/2014
	Assets			Liabilities
Risk	Premium amount	Amount amortized	Balance to be amortized	Balance payable
Civil liability (a)	1.067	326	741	—
Engineering (b)	90.054	83.411	6.643	869
Compliance with the concession arrangement (c)	16.427	12.401	4.026	—
Property damages upon equipment transportation (d)	42	17	25	—
Delivery of power acquired in auction (A-3) (e)	951	893	58	—

Subtotal	108.541	97.048	11.493	869

Unrecognized insurance endorsement - risks: engineering, operating and loss of profits			36.000	—
Warranty insurance			413	—
Operating permit fee			314	—

Subtotal			36.727	—

Total			48.220	869

Current			9.993	869
Noncurrent			38.227	—

Total			48.220	869

The Company and its subsidiary take all insurance necessary to comply with the legislation, BNDES financing contractual obligations and concession-related obligations, by transferring to insurance companies the risks below related to the plant’s construction and operation project:

(a)	General civil liability – works and operation

This insurance covers the damages caused to third parties, general civil liability related to the plant’s construction work and operation. It aims at indemnifying the insured in connection with any sums for which it is legally responsible for paying in relation to death, bodily injury, interference, transgression or disturbance, during the effective period arising from or relating to the project/business. This insurance is effective through March 20, 2016.

(b)	Operating and loss of profits and business discontinuance risks

•	Engineering, operating and business discontinuance risks (initial insurance policy)

Covers property damages arising from accidents in facilities and assembling activities, manufacturer’s risk, extended maintenance and operating and business discontinuance risks. The amounts at risk and respective maximum indemnity limits were determined as follows:

Type of insurance	Amount at risk	Maximum indemnity limit	Insurance term considering endorsement
Installation and assembly risk plus one year of extended maintenance	7.337.814	800.000	02/13/2009 to 06/20/2014 (06/20/2015 - for extended maintenance)
Operational risks	7.337.814	1,000,000 (Combined)	02/13/2009 to 06/20/2014
Business discontinuance risk	2.454.493		02/13/2009 to 06/20/2014

•	Engineering, operational and loss of profits (endorsement of the initial policy)

Covers all installation and assembling risks, test claim, commissioning and extended maintenance and all operational risks. The policy is effective between January 1, 2012 and March 20, 2016.

Type of insurance	Amount at risk	Maximum indemnity limit	Insurance term considering endorsement
Installation and assembly risk plus one year of extended maintenance	13.823.538	800.000	01/01/2012 to 03/20/2016 (03/20/2017 - for extended maintenance)
Operational risks	13.823.538	1.000.000 (Combined)	01/01/2012 to 03/20/2016
Business discontinuance risk	2.454.493		01/01/2012 to 03/20/2016

•	Insurance payable

Arbitration proceeding whose filing was requested by Sul América Cia. Nacional de Seguros, Allianz Seguros S.A., Companhia de Seguros Aliança do Brasil, Mapfre Vera Cruz Seguradora S.A, Itaú Seguros S.A. and Zurich Minas Brasil Seguros S.A. related to the extension of coverage of two insurance policies. The proceeding was settled on December 22, 2015, a court ruling was handed down determining the amount of the additional premium of R$103,291. For this reason, and taking into account the amount already deposited in escrow by the subsidiary of R$36,000, the subsidiary was sentenced to pay, withinb a period of thirty days, the amount of R$67,291, in addition to the reimbursement of the costs in the amount of R$580 and attorneys’ fees in the amount of R$8,177, incurred by plaintiffs, the last two amounts being accounted for in “Other current liabilities” (Note 25).

(c)	Performance bond of the concession agreement of Auction 05/08

The subsidiary took insurance to guarantee compliance with the concession arrangement. This insurance secures the indemnity, up to the amount of the warrant set in the policy, for the loses arisin from the default of the obligations assumed by the borrower (subsidiary) under a construction, service provision or supply agreement entered into among it and the insured (ANEEL) and covered by the policy. This insurance is effective through January 30, 2017.

(d)	International transportation (import)

This insurance was taken by the subsidiary for property damages occurred during the transportation of imported equipment, including the substation coming from Korea and the generation units (turbines) coming from China. There is also a projection to cover any delay in the startup of activities, arising from a damage or loss caused to any cargo, only for the six first generation units (turbines). The validity of such insurance was renewed and cover risks through December 31, 2015 and was renewed again through December 31, 2015.

(e)	Warranty of delivery of power acquired in Auction A-3

The subsidiary took insurance for performance guarantee on the delivery of power (additional coverage) from Auction
A-3.

This insurance secures the indemnity, up to the amount of the warrant set in the policy, for the loses arisin from the default or service provision agreement entered into among entered into among it and the insured (ANEEL) and covered by the policy, excluding any loss arising from other insurance line, such as civil liability and business discontinuance. The expected loss will be converted into claim, upon notification, by the insured (ANEEL) to the insurer, of the completion of the administrative proceedings that confirm the default of the borrowe (subsidiary). This insurance is effective through November 30, 2016.

•	Partial release of the performance bond - UHE Jirau (Case 48500.004505/2008-02)

Under Official Letter 398/2015-SCG/ANEEL, of March 31, 2015, since UHE Jirau attained the “Beginning of operation of the generation unit that comprises 50% of the total capacity of the plant”, according to Memorandum nº 82/2015-SFG/ANEEL, of March 27, 2015, ANEEL informed that the respective performance bond was already partially released in the amount corresponding to 85% of its original amount, pursuant to item 12.5.1 of the invitation to bid of Auction 05/08.

Accordingly, the total amount of the effective bonds was reduced, through the substitution or endorsement of policy (s), to the total amount corresponding to R$97,500 and must e delivered to Banco Bradesco S.A. – Department of Shares and Custody.

(f)	For the GSF (Generating Scaling Factor), see Note 24 - item a.

12.	PROPERTY, PLANT AND EQUIPMENT

As at December 31, 2015, the subsidiary owns 37 generation units in operation (20 generation units as at December 31, 2014), as follows:

Sequence	Generation unit	ANEEL Order	Startup of activities	Sequence	Generation unit	ANEEL Order	Startup of activities
1ª	29	3.087	09/06/2013	20ª	35	4.849	12/18/2014
2ª	40	349	02/12/2014	21ª	09	25	01/08/2015
3ª	30	374	02/19/2014	22ª	10	233	02/03/2015
4ª	01	410	02/22/2014	23ª	14	266	02/06/2015
5ª	02	514	03/08/2014	24ª	12	520	03/04/2015
6ª	39	514	03/08/2014	25ª	13	520	03/04/2015
7ª	31	1.271	04/24/2014	26ª	28	520	03/04/2015
8ª	03	1.310	04/26/2014	27ª	15	1234	04/28/2015
9ª	04	1.737	06/03/2014	28ª	27	1408	05/08/2015
10ª	32	2.412	07/10/2014	29ª	26	1630	05/21/2015
11ª	05	2.861	07/29/2014	30ª	24	1881	06/11/2015
12ª	38	3.618	09/04/2014	31ª	25	1947	06/17/2015
13ª	07	3.772	09/18/2014	32ª	23	2074	06/25/2015
14ª	06	4.092	10/09/2014	33ª	22	2.469	07/31/2015
15ª	33	4.213	10/23/2014	34ª	21	2.989	09/04/2015
16ª	08	4.260	10/30/2014	35ª	16	3.357	10/01/2015
17ª	34	4.335	11/06/2014	36ª	11	3516	10/21/2015
18ª	37	4.549	11/25/2014	37ª	20	3.995	12/11/2015
19ª	36	4.720	12/06/2014

a)	Breakdown

	12/31/2015 (unaudited)
	Adjusted cost	Accumulated depreciation	Net amount
In service
Generation
Reservoir, dams and water mains	3.658.321	(128.361)	3.529.960
Buildings - constructions and improvements	4.042.028	(149.390)	3.892.638
Machinery and equipment	6.045.258	(233.865)	5.811.393
Furniture and fixtures	2.132	(136)	1.996
Vehicles	1.499	(226)	1.273
Environmental costs	110.940	(12.717)	98.223
Land	4.830	—	4.830

	12/31/2015 (unaudited)
	Adjusted cost	Accumulated depreciation	Net amount
Connection system:
Machinery and equipment	469.561	(23.275)	446.286
Buildings - constructions and improvements	2.228	(208)	2.020
Management:
Machinery and equipment	2.453	(336)	2.117
Vehicles	683	(402)	281
Buildings - constructions and improvements	83.101	(14.527)	68.574
Furniture and fixtures	204	(5)	199

Subtotal	14.423.238	(563.448)	13.859.790

In progress
Rights of way	94	—	94
Reservoirs, dams and water mains	897.101	—	897.101
Machinery and equipment	1.967.538	—	1.967.538
Environmental costs	59.419	—	59.419
Furniture and fixtures - Equipment in general	1.294	—	1.294
Advances to suppliers	169.460	—	169.460
Other construction costs	157.769	—	157.769
Construction works	3.252.952	—	3.252.952
Other property, plant and equipment	22.410	—	22.410
Property, plant and equipment to allocate	700.452	—	700.452

Subtotal	7.228.489	—	7.228.489

Total	21.651.727	(563.448)	21.088.279

	12/31/2014
	Adjusted cost	Accumulated depreciation	Net amount
In service
Generation
Reservoir, dams and water mains	1.415.662	(25.732)	1.389.930
Buildings - constructions and improvements	2.038.397	(37.088)	2.001.309
Machinery and equipment	2.206.545	(42.928)	2.163.617
Furniture and fixtures	892	(20)	872
Vehicles	356	(12)	344
Environmental costs	143.922	(9.276)	134.646
Connection system
Machinery and equipment	284.088	(9.818)	274.270
Buildings - constructions and improvements	2.228	(119)	2.109

	12/31/2014
	Adjusted cost	Accumulated depreciation	Net amount
Management
Machinery and equipment	527	(93)	434
Vehicles	683	(304)	379
Buildings - constructions and improvements	14	—	14
Furniture and fixtures	4	—	4

Subtotal	6.093.318	(125.390)	5.967.928
In progress
Land	106.752	—	106.752
Reservoirs, dams and water mains	1.947.119	—	1.947.119
Machinery and equipment	2.750.435	—	2.750.435
Environmental costs	21.918	—	21.918
Furniture and fixtures - Equipment in general	1.218	—	1.218
Advances to suppliers	1.000.629	—	1.000.629
Other construction costs	2.763.861	—	2.763.861
Construction works	4.469.801	—	4.469.801
Other property, plant and equipment	165.009	—	165.009
Property, plant and equipment to allocate	549.236	—	549.236

Subtotal	13.775.978	—	13.775.978

Total PP&E	19.869.296	(125.390)	19.743.906

Capitalization of interest to property, plant and equipment amounts to R$2,604,182 as of December 31, 2014 ((R$2,015,722 as of December 31, 2013 (unaudited)).

b)	The table below shows the variation in property, plant and equipment from January 1 to December 31, 2015 (unaudited):

	Reservoir, dams and water mains	Buildings - constructions and improvements	Machinery and equipment	Vehicles	Furniture and fixtures	Environmental costs	Land	Construction in progress	Total
Balance as at 12/31/2014	1.389.930	2.003.432	2.438.321	723	876	134.646	—	13.775.978	19.743.906
Inflows	—	—	11.827	871	1.440	—	—	1.779.916	1.794.054
Transfers	2.242.659	2.086.718	4.015.403	355	—	(32.982)	4.830	(8.316.983)	—
Write-offs	—	—	(1.120)	(83)	—	—	—	(14.941)	(16.144)
Inflation adjustment	—	—	—	—	—	—	—	4.519	4.519
Depreciation	(102.629)	(126.918)	(204.635)	(312)	(121)	(3.441)	—	—	(438.056)

Balance as at 12/31/2015	3.529.960	3.963.232	6.259.796	1.554	2.195	98.223	4.830	7.228.489	21.088.279

c)	The table below shows the variation in property, plant and equipment from January 1 to December 31, 2014:

	Reservoir, dams and water mains	Buildings - constructions and improvements	Machinery and equipment	Vehicles	Furniture and fixtures	Environmental costs	Construction in progress	Total
Balance as at 12/31/2013	76.576	126.257	217.205	477	—	210.554	16.574.025	17.205.094
Inflows	—	14	5.051	356	896	—	2.710.166	2.716.483
Transfers	1.338.227	1.912.946	2.272.961	—	—	—	(5.524.134)	—
Write-offs	—	—	(6.598)	—	—	(66.632)	—	(73.230)
Inflation adjustment	—	—	—	—	—	—	15.921	15.921
Depreciation	(24.873)	(35.785)	(50.298)	(110)	(20)	(9.276)	—	(120.362)

Balance as at 12/31/2014	1.389.930	2.003.432	2.438.321	723	876	134.646	13.775.978	19.743.906

(*)	The amount derives from the installation license (L.I.) relating to provisions for environmental costs on environmental licenses and plant operating licenses. The provisions for environmental costs were adjusted based on the annual amounts of environmental programs, from 2015 to 2043. The table below shows the changes in property, plant and equipment from January 1 to December 31, 2013 (unaudited):

	Reservoir, dams and water mains	Buildings - constructions and improvements	Machinery and equipment	Vehicles	Environmental costs	Construction in progress	Total
Balance as of December 31, 2012	—	—	—	—	—	13.511.435	13.511.435
Inflows	—	—	382	—	210.554	3.487.752	3.698.688
Transfers	77.436	127.680	219.364	682	—	(425.162)	—
Write-offs	—	—	—	—	—	—	—
Depreciation	(860)	(1.423)	(2.541)	(205)	—	—	(5.029)

Balance as of December 31, 2013	76.576	126.257	217.205	477	210.554	16.574.025	17.205.094

d)	Depreciation rates and estimated useful life

	Depreciation (% p.a.)	Useful life average (years)
Reservoir, dams and water mains	3,45	29
Buildings - constructions and improvements	3,45	29
Machinery and equipment (other)	3,57	28
Furniture and fixtures	6,25	16
Vehicles	14,29	7

The subsidiary uses the depreciation rates determined by ANEEL, limited to the concession term.

13.	INTANGIBLE ASSETS

The Company conducted a detailed analysis of the costs and terms of the programs relating to the implementation stage, as well as those arising from the operating license that will be effective through the end of the concession term, that is, during the operating stage. The costs on the implementation stage relating to the decommissioning and Damaged Area Recovery Program (PRAD) were also calculated.

Variation in intangible assets from January 1 to December 31, 2015 (unaudited) is as follows:

	UBP	Software	Operating license	Total
Balance as at 12/31/2014	110.877	4.523	479.438	594.838
Additions	—	3.343	—	3.343
Write-offs	—	(72)	—	(72)
Inflation adjustment	—	—	13.907	13.907
Amortization	(3.868)	(794)	(10.075)	(14.737)

Balance as at 12/31/2015 (unaudited)	107.009	7.000	483.270	597.279

Changes in intangible assets from January 1 to December 31, 2014 is as follows:

	UBP	Software	Operating license		Total
Balance as at 12/31/2013 (unaudited)	117.151	3.027	245.756		365.934
Additions	—	2.188	215.545	*	217.733
Inflation adjustment	—	—	20.493		20.493
Amortization	(6.274)	(692)	(2.356)		(9.322)

Balance as at 12/31/2014	110.877	4.523	479.438		594.838

(*)	The additions in the operating license (L.O.) refer to provision for environmental costs and plant’s operating licenses. The provision for environmental costs was adjusted based on the annual amounts of the environmental programs, from 2015 to 2043.

a)	Amortization rates and estimated useful life

UBP costs are amortized over the concession term, which began in September 2013, the month of startup of operation of the first machinery up to 2043, end of the concession term.

LO costs are amortized proportionally to the number of machinery in operation based on rates compartible with the concession term. Software costs are amortized at the rate of 20% p.a.

14.	TAXES PAYABLE

On May 13, 2014, Law 12973 was enacted to:

i.	Amend the federal tax law that addresses the Corporate Income Tax (IRPJ), the Social Contribution on Net Income (CSLL), the Social Integration Program Tax on Revenue (PIS/PASEP), and the Social Security Funding Tax on Revenue (COFINS).

ii.	Revoked the Transitional Tax Regime (RTT), introduced by Law 11941, of May 27, 2009.

iii.	Provide for the taxation of the earnings of legal entities domiciled in Brazil, with respect to the earnings from foreign subsidiaries and associates and the earnings received by an individual resident in Brazil through a controlled foreign legal entity.

iv.	Provides for other measures.

The provisions of said law came into effect in calendar year 2015 and it is being adopted by the subsidiary where applicable. There were no significant impacts arising from the enactment of the new law.

	12/31/2015	12/31/2014
	(unaudited)
ISSQN - Tax assessment	16.117	14.941
Related taxes	2.435	13.804
Economic Intervention Contribution (CIDE)	—	—
IRRF PF/PJ	—	1.743
State VAT (ICMS)	131	137
ISSQN	—	2.547
Current income tax and social contribution	187	3.435
Withholding social contribution	—	1.923
Total	18.870	38.530

15.	RELATED PARTIES

15.1.	GDF Suez Group

The subsidiary is a party to an agreement entered into with Leme Engenharia Ltda., a GDF Suez Group company.

The purpose of the agreement is the: (a) preparation of the basic project of UHE Jirau and its consolidated basic project; (b) technical advisory services to assist the subsidiary with the preparation of asset supply and service provision agreements entered into with UHE Jirau; and (c) engineering and technical advisory services for the implementation of UHE Jirau. The total contractual amount, including the related addenda, is R$303,423 (R$290,819 as at December 31, 2014). Beginning April 2008, the amounts set out in the agreement are adjusted upward or downward on an annual basis based on the IPCA. Of the total adjusted contractual amount, R$336,766 was realized through December 2015 (R$302,870 up to the end of 2014). As at December 31, 2015, the remaining adjusted contractual amount with Leme Engenharia Ltda. is R$13,291 (R$36,417 as at December 31, 2014). The contractor’s engineering activities will be performed during the construction works, until their completion.

The subsidiary is also a party to an agreement entered into with Tractebel Engineering, under the name of Coyne Et Belier. The purpose of the agreement is the provision of consulting services for control and monitoring of manufacturing and delivery of turbines. The total contractual amount, including the related addenda, is €10,378 thousand (€9,838 thousand as at December 31, 2014). Of such amount, €10,378 thousand, corresponding to R$46,025 was realized through December 31, 2015 (€9,465 thousand corresponding to R$25,916 through the end of 2014). As at December 31, 2015, there was no remaining balance in the agreement (as at December 31, 2014, there was no balance, since the addendum was entered into in January 2015).

The balances relating to the abovementioned related parties, which were already realized and pending payment, are accounted for as “Trade payables” in Note 16, which totals the amount of R$3,119 as at December 31, 2015 (R$5.220 as at December 31, 2014).

15.2.	Receivables from power sale revenue - ACL

Under the financing agreement entered into with BNDES (Note 20), the subsidiary entered into with the Company’s shareholders power sale agreements determining that, if the subsidiary failed to sell its power targeted to the ACL, the Company’s shareolders would acquire such power proportionally to their interests in the capital of ESBR Participações S.A. at a specific price agreed upon among the parties, annual adjusted based on the IPCA.

Below is the description of intragroup power sale transactions (Note 29). In 2015 the subsidiary conducted power sale transactions with the Company’s related parties (Note 6). There were no such transactins in 2013 (unaudited):

	12/31/2015	12/31/2014
	(unaudited)
Geramamoré Participações e Comercializadora de Energia Ltda. (GDF Suez group company)	62.656	26.920
Companhia Hidro Elétrica do São Francisco - Chesf	20.887	8.974
Eletrosul Centrais Elétricas S.A.	20.887	8.974

	104.430	44.868

Revenue from related parties:

In 2015 and 2014, the subsidiary conducted the following power sale transactions with the Company’s related parties (Note 25). There were no such transactins in 2013 (unaudited):

	12/31/2015	12/31/2014
	(unaudited)
Geramamoré Participações e Comercializadora de Energia Ltda. (GDF Suez group company)	640.639	89.712
Companhia Hidro Elétrica do São Francisco - Chesf	213.544	30.301
Eletrosul Centrais Elétricas S.A.	213.544	29.904

	1.067.727	149.917

15.3.	Sales to related parties of Eletrobras Group - ACR

As mentioned in Note 1, 70% of the guaranteed energy of UHE Jirau in the 2008 Auction amd 100% of the guaranteed energy of the expansion of UHE Jirau was sold in the Regulated Contracting Environment (ACR), at the adjusted price of R$110.17 per MWh for A-5 (2008) and R$124.09 for A-3 (2011).

The power volumes sold to Eletrobras Group companies and the revenue recognized are as follows:

2008 A-5 Auction

Eletrobras subsidiary	(in MWh) 2015 (unaudited)	(in thousands of Brazilian reais) - 2015	(in MWh) 2014	(in thousands of Brazilian reais) - 2014
Companhia Energética de Alagoas - Ceal	156.684,06	16.354	84.325,28	8.239
Companhia Energética do Piauí - Cepisa	74.720,55	7.799	24.205,91	2.365
Centrais Elétricas de Rondônia S.A. - Ceron	247.516,33	25.477	85.325,53	8.229
Companhia de Eletricidade do Acre - Eletroacre	89.892,65	9.253	25.415,59	2.451
Manaus Energia S.A.	461.117,10	47.944	204.645,19	19.913

Total	1.029.930,69	106.827	423.917,50	41.197

2011 A-3 Auction

Eletrobras subsidiary	(in MWh) 2015	(in thousands of Brazilian reais) - 2015
Manaus Energia S.A.	111.343,38	13.817

15.4.	Cost of power with related parties

Of the total balance payable to transmission companies in the amount of R$9,146 recorded in “Trade payables” (Note 16), R$1,066 refers to Chesf. As at December 31, 2015, the Company did not have any balance payable to Eletrosul (R$108 as at December 31, 2014).

The costs on the power sold related to the transmission companies related to sector charges on the use of the transmission system of UHE Jirau, in the total amount of R$520,188, which is recorded in “Charges for the use of the power grid” (Note 30), R$34,372 (R$8,676 as at December 31, 2014) refers to Chesf and R$36,361 (R$10,252 as at December 31, 2014) refers to Eletrosul.

16.	MANAGEMENT COMPENSATION

16.1.	Compensation and benefits

Below is the cost of compensation and benefits:

	12/31/2015	12/31/2014	12/31/2013
	(unaudited)		(unaudited)
Profit or loss
Compensation	11.356	10.687	8.977
Charges	2.376	31	—
Benefits	3.018	752	636

Total profit or loss	16.750	11.470	9.613

	12/31/2015	12/31/2014	12/31/2013
	(unaudited)		(unaudited)
Property, plant and equipment – Accumulated amounts
Compensation	14.786	12.622	16.265
Charges	7.609	6.786	—
Benefits	1.566	1.255	1.028

Total PP&E	23.961	20.663	17.293

Management compensation and benefits included in property, plant and equipment in 2015 corresponds to R$3,298 - unaudited (R$3,370 as at December 31, 2014).

16.2.	Defined contribution plans

A defined contribution plan is a postemployment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Contribution to defined contribution pension plans are recognized as management and employee benefit expenses in profit or loss for the years during which services are provided by management and employees.

	12/31/2015	12/31/2014
	(unaudited)
Profit or loss:
Pension plan - management	260	238
Pension plan - employees	638	719

17.	FINANCING

		Annual
				12/31/2015	12/31/2014
	Currency	charges	Maturity	(unaudited)
BNDES	R$	TJLP+2.25%	January/2035	5.665.961	5.679.389
Banco do Brasil	R$	TJLP+2.65%	January/2035	1.613.231	1.615.306
Caixa Econômica Federal	R$	TJLP+2.65%	January/2035	1.613.231	1.615.306
Bradesco BBI	R$	TJLP+2.65%	January/2035	1.161.535	1.163.029
Itaú BBA	R$	TJLP+2.65%	January/2035	1.088.928	1.090.329
Banco do Nordeste do Brasil	R$	TJLP+2.65%	January/2035	239.897	244.323

Subtotal				11.382.783	11.407.682
Borrowing costs				(82.926)	(82.933)

Total				11.299.857	11.324.749

Principal and charges				306.017	313.225
(-) Borrowing costs				(4.604)	(4.618)

Total current				301.413	308.607

Principal and charges				11.076.766	11.094.457
(-) Borrowing costs				(78.322)	(78.315)

Total noncurrent				10.998.444	11.016.142

Total current and noncurrent				11.299.857	11.324.749

On June 29, 2009, the subsidiary entered into a financing agreement with the BNDES, in the amount of R$7,220,000.

On September 14, 2012, the subsidiary entered into the supplementary credit agreement to support investments for the expansion of UHE Jirau, in the amount of R$2,325,000, totaling R$9,545,000 as financing.

The financing is divided in two tranches:

(a)	Direct financing with BNDES, in the amount of R$4,797,500; and

(b)	Financing as onlending, through a pool of banks, comprised of Banco do Brasil, Caixa Econômica Federal, Banco do Nordeste do Brasil, Bradesco and Itaú BBA, in the amount of R$4,747,500.

Collaterals offered are:

(a)	Pledge of subsidiary’s shares: the Company carries out a first-priority pledge of all Subsidiary’s shares, both current and future, as well as its rights, on behalf of lenders;

(b)	Collateral assignment of rights arising form the concession and receivables: the subsidiary itself assigns these rights on behalf of lenders;

(c)	Pledge of dividends and interest on capital: the Parent GDF Suez Energy Latin America Participações Ltda., pledges on, second-priority basis, the total dividends and interest on capital, both current and future, arising from its dequity interest in Tractebel Energia S.A. Such collateral will expire upon full settlement of the financing;

(d)	Collateral assignment of project agreements and performance bonds: the subsidiary itself assigns material project agreements of UHE Jirau, as well as related performance bonds, to lenders. It enables lenders to assume the construction work of UHE Jirau in case of default by the subsidiary; and

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

Shareholders GDF Suez Energy Latin America Participações Ltda., Companhia Hidro Elétrica do São Francisco (Chesf), Eletrosul Centrais Elétricas S.A.(Eletrosul) and Mizha Energia Participações S.A. (Mitsui group) are held liable, until the end of settlement of the obligations to lenders, proportionally to their equity interests, for the full performance thereof or until the full operation of the project, which is scheduled to take place in 2016.

BNDES, through Notice 233/2014 - BNDES AIE/DEENE, postponed the debt service reserve account establishment date from August 15, 2014 to August 15, 2015, through the posting of a bank guarantee.

On November 21, 2014, pursuant to addendum 5 to the credit facility agreement for financing through onlending of funds from BNDES nº 21/00398X, the subsidiary received authorization to establish a debt service reserve account through the bank letter of guarantee and/or deposit in financial resources.

On August 14, 2015, BNDES, through letter 248/2015 - BNDES AIE/DEENE, approved the extension for the full satisfaction in cash of the debt service reserve account from August 15, 2015 to October 15, 2015. Consequently, on October 15, 2015, through letter 308/2015 - BNDES AIE/DEENE, BNDES has again approved the change in the date of satisfaction of the debt service reserve account from Octoner 15, 2015 to August 15, 2016. Beginning November 15, 2015 up to July 15, 2016, the subsidiary is required to deposit in the reserve account, on a monthly basis, the minimum amount of R$20,000.

Accordingly, as at December 31, 2015, the subsidiary had a guarantee, in the amount of R$224,682, issued by Banco Safra S.A and an additional amount of R$61,621 (R$10,612 as at December 31, 2014), invested in federal government bonds yielding interest of 94.55% of the average Interbank Deposit (CDI) rate. Such investment correspond to 21.52% of the total breakdown between the letter of guarantee and reserve account. Note that this amount is classified as “Securities – reserve account” (Note 5).

The financing agreement also determine that, if the subsidiary fails to sell its power allocated to the ACL, the Company’s shareholders would acquire such power proportionally to their interests in the Company’s capital at a given price agreed upon among the parties, which fact was consummated; the power sale agreements (allocated to the ACL) entered into shareholders GDF Suez (through Geramamoré Participações e Comercializadora de Energia Ltda.), Eletrosul Centrais Elétricas S.A. and Companhia Hidro Elétrica do São Francisco—Chesf are effective. The other shareholder Mizha Energia Participações S.A. (Mitsui group) did not enter into any power purchase agreement (allocated to the ACL), and its portion was allocated to GDF Suez. The amounts receivable and revenue recognized relating to such transactions are described in Note 18.2.

Pursuant to the abovementioned agreement, the subsidiary must maintain a capitalization ratio (equity/total assets) equal to or above 20% up to December 31, 2016 and equal to or above 25% in the subsequent period. As at December 31, 2015, the subsidiary has a capitalization ratio (equity/total assets) of 28.6% (32.7% as at December 31, 2014).

During the financing repayment period, the subsidiary must maintain the debt service coverage ratio (ICSD) of at least 1.2, pursuant to clause 15 of the aforementioned agreement. Such ratio is calculated based on the Earnings Before Interest, Taxes, Depreciation and Amortization - EBITDA/debt service ratio (repayment of principal + interest payment), based on information reported in the financial statements audited by firms registered with the Brazilian Securities and Exchange Commission (CVM), on annual basis. Accordingly, such ratio will only be determined as at December 31, 2015.

As at December 30, 2014 and 2015, the subsidiary obtained from the National Bank for Economic and Social Development (BNDES) and other onlending banks, the waiver not to meet the ICSD in 2014 and 2015.

•	Releases in 2015

The tenth, eleventh and twelveth release of funds within the scope of the financing agreement through onlending 21/00794-2 (direct supplementary financing agreement), whose withdrawals occurred in February, June and November 2015, respetively, were allocated to tranche H and totaled R$160,000.

The variation in financing from January 1 to December 31, 2015 (unaudited) was as follows:

	Current	Noncurrent	Total
Balance as of December 31, 2014	308.607	11.016.142	11.324.749

Inflows	—	160.000	160.000
Transfers	1.129.704	(1.129.704)	—
Payment (interest)	(892.421)	—	(892.421)
Payment (principal)	(244.491)	—	(244.491)
Interest in profit or loss	—	587.919	587.919
Capitalized interest	—	363.907	363.907
Commissions	14	180	194

Balance as of December 31, 2015	301.413	10.998.444	11.299.857

Below is the financing repayment schedule as at December 31, 2015, including borrowing costs (unaudited):

2016	306.017
2017	293.343
2018	321.170
2019	351.638
2020	385.007
2021-2035	9.725.608

Subtotal	11.382.783
Borrowing costs	(82.926)

Total	11.299.857

18.	PUBLIC ASSET USE PAYABLE (“UBP”)

Upon startup of operation of the first generation unit, the subsidiary is required to reimburse the federal government for the UBP in the annual adjusted amount of R$12,484 (R$10,757 as at December 31, 2014), paid in 12 monthly installments of R$1,040, annually adjusted in August based on the IPCA fluctuation (inflation). The costs on UBP will be due up to the end of the concession arrangement of UHE Jirau, on August 12, 2043.

Financial charges on the UBP liability will no longer be capitalized but the capitalized balance will rather be amortized. The adjustment at present value of the related liability is recognized as finance costs.

The changes in the public asset use balance from January 1 to December 31, 2015 (unaudited) were as follows:

	Current	Noncurrent	Total
Balance as of December 31, 2014	10.757	109.674	120.431

Inflation adjustment	—	15.845	15.845
Transfers	13.485	(13.485)	—
Repayment of principal	(11.758)	—	(11.758)

Balance as of December 31, 2015	12.484	112.034	124.518

The changes in the public asset use balance from January 1 to December 31, 2014 were as follows:

	Current	Noncurrent	Total
Balance as at 12/31/2013 (unaudited)	10.699	104.669	115.368
Inflation adjustment	—	15.994	15.994
Transfers	10.989	(10.989)	—
Repayment of principal	(10.931)	—	(10.931)

Balance as at 12/31/2014	10.757	109.674	120.431

19.	PROVISION FOR ENVIRONMENTAL COSTS

In order to satisfy this provision, the Company accounted for at present value the costs on environmental programs; the amounts were recorded in property, plant and equipment (those arising from the implementation stage) and in intangible assets (those arising from the operating stage) and their balancing items are recorded in liabilities.

The variation in the use of the provision for environmental costs from January 1 to December 31, 2015 (unaudited) was as follows:

	Current	Noncurrent	Total
Balance as of December 31, 2014	107.403	476.519	583.922

Inflation adjustment	—	47.445	47.445
Transfers	72.380	(72.380)	—
Repayment of principal	(53.832)	—	(53.832)

Balance as of December 31, 2015	125.951	451.584	577.535

20.	PROVISION FOR CONTINGENCIES

	Note	12/31/2015	12/31/2014
		(unaudited)
Current
Labor	23.1.1	1.977	3.721
Total current		1.977	3.721

Noncurrent:
Tax - ISSQN - success fee		—	864
Tax - ICMS	23.1.2	769.551	555.355
Liability exclusion	23.1.3	2.555.291	1.933.330
Provision for EUST	23.1.4	414.701	138.964

Total noncurrent		3.739.543	2.628.513

Total		3.741.520	2.632.234

Below is the changes in the provision for risks from January 1 to December 31, 2015 (unaudited):

	Tax	Labor	Exemption claim	Provision for EUST	Total
Balance as 12/31/2014	556.219	3.721	1.933.330	138.964	2.632.234
Recognitions	113.303	1.901	362.481	248.857	726.542
Payments	(864)	—	—	—	(864)
Reversals	—	(3.703)	—	—	(3.703)
Inflation adjustment	100.893	58	259.480	26.880	387.311

Balance as of December 31, 2015	769.551	1.977	2.555.291	414.701	3.741.520

20.1.1. State VAT (ICMS)

In accordance with Article 6 of the Rondônia State Decree 8321/1998, as supported by Arrangement 55/93, those operations listed in Attachment I thereto would be exempt from ICMS. Article 74 of such Attachment establishes that the import and interstate receipt of new goods having no similar locally-made counterparts in Rondônia State and intended to be part of a manufacturing unit’s property, plant and equipment are exempt from ICMS.

In accordance with article 74 of Attachment I, the subsidiary claimed the exemption of the ICMS rate differential levied on the purchase of domestic equipment, as well as exemption from ICMS on the purchase of imported pieces of equipment.

On April 26, 2011, Rondônia State issued Decree 15858, which annulled item 74, table 1, of Attachment 1 to Decree 8321/1998 on a retrospective basis, since no ICMS Agreement had been approved at the National Council of Finance Policy (CONFAZ) level that would permit the granting of such tax benefit.

However, such decree was fully judged as unconstitutional by the Court of Justice of the State of Rondônia, in a Direct Unconstitutionality Action brought by the Industry Association of the State of Rondônia on April 7, 2014 determining the unconstitutionality of all provisions set out in Decree 15858/11, consequently recovering the benefit set out in item 74 of table 1 of the Appendix 1 to Decree 8321/98. On October 28, 2014, the last appeal filed by the State of Rondônia was denied, ultimately upholding the decision handed down on April 7, 2014. Such decision was made final and unappealable and the lawsuit was dismissed.

Concurrently with the abovementioned lawsuit, and due to the uncertainty caused by the inconsistency of the applicable regulatory standards, on September 27, 2012, the subsidiary filed a Declaratory Action, with a plea for injunction, so as to obtain the confirmation of application of the ICMS exemption benefit set forth in item 74 of table 1 of the Exhibit I to Decree 8321/98.

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

In light of such decision, the subsidiary filed an appeal, which was fully received with double effect, alleging, among others: (i) the contradictory behavior of the State and impossibility of the State benefiting from the challenge of an act issued by itself and applied to the case in caption with respect to the subsidiary; and (ii) need to balance the effects of the recognition of unconstitutionality in light of the good faith and the principle of legal relief, defending that the Decree’s recognized illegality must be effective as from the date it is declared within the legal scope. The decision handed down on August 6, 2014 is currently suspended and pending decision with respect to the appeal in caption.

The subsidiary accounts for the ICMS in ‘Provision for tax risks’, totaling R$769,551 as at December 31, 2015 (R$555,355 as at December 31, 2014), of which R$553,416 (R$360,206 as at December 31, 2014) relating to the tax rate difference - DIFAL and R$216,135 (R$195,147 as at December 31, 2014) to the ICMS on imports.

20.1.2 Exemption claim

The provision for exemption claim contingency, in the amount of R$2,555,291, (R$1,933,330 as at December 31, 2014) derives mainly from the precarious nature of the effective injunction, as previously mentioned in Note 12.2. If the injunction is suspended upon the handing down of a decision unfavorable to the subsidiary, CCEE will account for again power purchase and sale transactions in the period and the subsidiary will be required to settle such obligation.

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

For further information regarding the liabilities exemption claim, please see explanatory note 33.

20.1.3 Provision for transmission system use fee (EUST)

The provision for operational contingency, in the amount of R$414,701 (R$138,964 as at December 31, 2014), derives from the accounting for the EUSTs contracted and not used due to delays in the transmission lines necessary for the delivery of power generated by UHE Jirau. The accounting for such amounts is suspended a sa result of the lower court decisions handed down, as mentioned in Note 23.1.3. If the court ruling is suspended or reversed upon the handing down of a decision unfavorable to the subsidiary, the National Electric System Operator (ONS) must charge the monthly EUST amounts from the generation units in operation relating to the months contracted and not used, subject to the matching of the EUST payment as from the startup of operations of the LT Porto Velho-Araraquara C.1 (Bipolo I).

20.2.	Lawsuits classified for which no provision is recognized

	31/12/2015	31/12/2014
	(unaudited)
Civil, criminal and administrative	209.802	183.440
Labor	31.113	15.398
Tax	20.587	18.134

Total	261.502	216.972

There are 81 lawsuits and administrative proceedings of civil and tax nature (77 as of December 31, 2014 for which no provisions have been recognized and are estimate to have a total assessed as possible loss exposure of R$209,802 (R$183,440 as of December 31, 2014) related to civil, criminal and administrative lawsuits and R$ 20,587 related to tax suits (R$18,134 as of December 31, 2014), totaling R$ 230m389 (R$201,574 as at December 31, 2014) . Of this total, R$41.7 million (R$36 million as at December 31, 2014) is related to administrative proceedings, which also rely on a final decision-making level at the judiciary branch No provisions have been recognized for any of these lawsuits, legal proceding and claims because management believes, in consultation with the Company’s legal counsel, they do not currently result in present obligations (legal or constructive) of the Company as a result of past events.

21.	REGULATORY AND SECTOR CHARGES

	12/31/2015	12/31/2014
Description	(unaudited)
GSF (Generating Scaling Factor) (a)	374.478	—
Concessionaires and assignees (b)	304.675	—
EUST – power plant (a)	63.768	27.610
Use of water resources (CFRH) (b)	7.994	4.033
ANEEL inspection fee (TFSEE) (c)	—	15
Other	—	51

	750.915	31.709

(a)	GSF - Generating scaling factor:

The Brazilian Association of Independent Power Producers (Apine), in the name of its members, including the subsidiary, filed a lawsuit against ANEEL claiming ANEEL to determine CCEE to conduct the re-recording, since January, of the power volumes allocated to the hydroelectric power plants of their members, making sure that each one monthly reaches:

(i)	Power volume corresponding to 100% of the physical guarantee level of its hydroelectric power plants comprising the MRE; or, alternatively;

(ii)	Power volume corresponding to 95% (noventa e cinco por cento) of the physical guarantee level of its hydroelectric power plants comprising the MRE; or, alternatively;

(iii)	Power volume corresponding the total generation of MRE had there not been (iii.a) advance of physical guarantee of the structuring projects , (iii.b) thermal power generation outside the economic scope, (iii.c) generation of reserve power and (iii.d) power import.

It also requests items (i), (ii) or (iii), mentioned above to be guaranteed in advance until the final and unappealable decision on the lawsuit.

In summary, Apine, in th ename of associate members, seeks the suspension of recording of the costs incurred by hydroelectric generation companies, arising from the application of the GSF—Generation Scaling Factor, since the problems in the hydroelectric generation sector in the current scenario arises both from structural and conjunctural factors.

The GSF represents an index that expresses the ratio between the sum of the total power produced by the hydroelectric power plans comprising the Power Rellocation Mehcanism (MRE) and the sum of the physical guarantees of the plants. Between 2005 and 2012, the annual GSF of the MRE remained on average above 100%, not encumbetring the hydroelectric power generation companies. Beginning 2013, this scenario was reversed, and seriously aggravated in 2014, when it was below 100% during the year, which fact was repeated in 2015. The GSF below 100% required the generation companies to adjust their physical guarantee within the scope of the MRE, which was below the volume of their power sale agreements and which required generation companies to acquire the missing power at free market price.

On July 1, 2015, Court Ruling 2015-A (“Injunction”) was handed down so that ANEEL, until the judgment of the lawsuit refered to above, abstain from applying the GSF factor on the Physical Guarantee of the companies represented by APINE for purposes of recording within the scope of the CCEE. The injunction is valid as from the operations relating to may 2015. The total adjustment to the accounting for the transactions of the subsidiary at the CCEE as a result of the injunctions from the GSF for the period between May and November 2015 is R$367,361, which will be paid through settlement at CCEE.

Since 2014, the generation companies of the MRE were subject to the reduction of the hydroelectric power generation in the system and subsequent impact on their physical guarantee due to the growth of the GSF. These losses are only due to the water availality conditions of the system, but also to a questionable management of such resource. Accoddingly, the generation companies of the MRE sought a war to be reimbursed for such losses, firstly through administrative method and, subsequrntly, through legal method.

The various injunctions resulted in the interruption of the short-term market. Law 13.203/2015 introduced a proposal for the renegotiation of the hydrological risk, both at the ACR and ACL, for all hydraulic generation companies in the MRE. Such law was regulated by Regulatory Instruction 684/2015, which introduced 25 renegotiation options at the ACR and 1 option at the ACL.

Generation companies that joined the renegotiation mus cancel ongoing lawsuits (abovementioned injunctions) and advance, as a way to maintain the financial balance of the market, the risk premium negotiated due to the GSF reimbursed in 2015.

On January 15, 2016, the subsidiary sent hydrological risk renegotiation proposals to Aneel, one for CCEARS A-5 / 2008 and another for CCEARS A-3 / 2011 where the subsidiary will be entitled to reimbursement in the amount of R$183,556 related to the GSF expense in 2015. The product selected by the subsidiary was SP090. To this end, the subsidiary must pay a risk premium related to 2015 in the amount of R$14,008. Accordingly, the subsidiary recorded a prepaid expense during 2015 of R$169,548.

(b)	Concessionaires and assignees – Amount related to the balance of power monthly determined by CCEE.

(c)	Refers to the provision for the EUST of the plant, based on the Transmission System Use Agreement entered into with ONS to use the basic grid transmission facilities. Resolution 267/07 established the methodology and guidelines for the adoption of fixed tariffs over the first ten years of operation by the plants participating in the the new power auctions. Resolution 559/13 determined that, at the end of the first ten years of fixed tariffs, the Transmission System Use Tariff (TUST) will be calculated as the TUST average amount projected for the next ten years, including the information on the basic grid expansion in the ten-year plan for the current year. The new tariff will be effective for the next ten tariff cycles.

(d)	The Water Resource Use Financial Compensation (CFRH) was introduced by the Federal Constitution of 1988 and refers to a percentage paid by the power generation concessionaires for the use of the water resources. ANEEL manages the collection and distribution of the resources among the beneficiaries: states, municipalities and direct federal administration bodies.

(e)	The ANEEL Inspection Fee (TFSEE) is the annual rate established by ANEEL (Decree 2410/97) equivalent to 0.4% of the economic benefit accrued by the company in the development of power services and facilities. The TFSE is calculated according to the following formula: TFSEE = 0.4% x PInstx (annual average of installed capacity—in KW and BE (economic benefit for independent producers which, in 2014, was R$470.63/installed KW). The amount is divided in twelve installments and paid on a monthly basis up to the 15th day of the subsequent month to the National Treasury.

22.	OTHER CURRENT LIABILITIES

22.1.	Other current liabilities are broken down as follows:

	12/31/2015	12/31/2014
	(unaudited)
R&D	12.304	4.313
Attorneys’ fees and court costs	8.757	—
Payables - banks	8.500	—
Costs on environmental monitoring	492	1.715
Lease	158	432
Payables – distribution companies	—	2.154

Total	30.211	8.614

23.	ADVANCE FOR FUTURE CAPITAL INCREASE

	12/31/2015	12/31/2014
	(unaudited)
Advance for future capital increase (AFCI)	457.000	—
Inflation adjustment—AFCI	20.691	—

Total	477.691	—

As approved at the meetings of the Board of Directors, held on June 2, June 24, July 30, August 14 and November 26, 2015, the partial capital contribution schedules relating to June, July, August, September and December 2015, were approved, whose funds were transferred by the shareholders of ESBR Participações, as advance for future capital increase.

From June 15 to December 31, 2015, advances for future capital increase were made by the shareholders of ESBR Participações, in the total amount of R$457,000. The Company adjusted for inflation the advances for future capital increase based on the CDI rate, the total inflation adjustment amount being R$20,691 through December 31, 2015 (unaudited), as follows:

	12/31/2015 (unaudited)
	GDF Suez	Mizha	Chesf	Eletrosul	Total
Balance as at 12/31/2014	—	—	—	—	—
Recognitions	210.400	105.200	105.200	36.200	457.000
Inflation adjustment	9.550	4.538	4.775	1.828	20.691

Balance as at 12/31/2015	219.950	109.738	109.975	38.028	477.691

24.	RESEARCH & DEVELOPMENT

	12/31/2015	12/31/2014
	(unaudited)
Research & development	2.883	—

The balance of Research & Development in noncurrent liabilities refers to the completion of the Project R.O.S.A – Robot for Operations in Flooded Stoplogs – which is pending appraisal and approval by ANEEL to be included in fixed assets.

25.	EQUITY

25.1.	Capital

The Company is authorized to increase its capital up to the limit of R$12,000,000, as approved by the Board of Directors, regardless of any amendment to the bylaws. The Company’s subscribed and pain-in capital amounts to R$9,131,711, divided into 9,131,711,000 book-entry common shares, without par value (R$8,681,711, represented by 8,681,711,000 common shares as at December 31, 2014).

ESBR Participações S.A.’s equity interest is held as follows:

Equity interest (%)
GDF Suez Energy Latin América Participações Ltda.	40,0
Mizha Energia Participações S.A.	20,0
Eletrosul Centrais Elétricas S.A.	20,0
Companhia Hidro Elétrica do São Francisco - Chesf	20,0

Total	100,0

In order to comply with the capitalization ratio, referred to in Note 20, and finance the UHE Jirau’s construction work, shareholders contributed R$450,000 to the Company’s capital from January 1 to December 31, 2015. Pursuant to Note 13, the Company contributed the same amount to its subsidiary.

25.2.	Shareholders’ committments

According to the obligations set forth in clause five of the Company’s Shareholders’ Agreement, the shareholders agree, proportionally to their equity interest, to subscribe and pay the capital according to the Capital Contribution Schedule.

In the event any shareholder fails to contribute to the Company the subscribed capital, the other shareholders, after five business days from such noncompliance, will be entitled to, proportionally to their equity interest (excluding the defaulting shareholder’s equity interest): (i) comtribute such portion of the capital; (ii) acquire the shares already paid; and/or (iii) acquire the shares not paid.

The Company’s shareholders agree to not sell their shares, except if approved by the other shareholders.

The Company’s shareholders agree to, within two years after the startup of operations of the UHE Jirau’s last generation unit, adopt all measures to obtain the Company’s registration as a publicly-held company with the Brazilian Securities and Exchange Commission (CVM) to trade shares at the Novo Mercado segment of the São Paulo Stock Exchange.

26.	NET OPERATING REVENUE

Upon delivery of the power volume under the CCEARs, the subsidiary started to recognize operating revenue. The volume delivered under the CCEARs accounted for 70% of the physical guarantee of the generation units in operation, as set forth in the injunction (referred to in Note 23).

In addition to the revenue arising from delivery under the CCEARs, the subsidiary recorded revenue from the delivery under purchase and sale agreements entered into with related parties (Note 18.2) and from the settlement of the CCEE power surplus.

The subsidiary’s reconciliation between gross and net sales revenues is broken down below.

Charges in the periods:

	12/31/2015	12/31/2014	12/31/2013
	(unaudited)		(unaudited)
Gross operating revenue:	2.686.672	816.069	163.649

Power supply - ACR - power distribution companies	1.177.098	411.359	13.757
Power supply - ACL – related parties	1.067.727	149.917	—
Transactions under the CCEE	356.673	254.793	149.892
Bilateral agreements - ACL	85.174	—	—
Deductions from operating revenue:	(273.726)	(83.430)	(16.644)

COFINS	(204.187)	(62.490)	(12.455)
PIS	(44.330)	(13.567)	(2.704)
Investments - R&D	(24.140)	(7.373)	(1.485)

Annulment of power sale	(1.069)	—	—
Net operating revenue	2.412.946	732.639	147.005

27.	BREAKDOWN OF OPERATING COSTS BY NATURE

In order to record the costs on the power sold, i.e., the costs directly related to power generation, the subsidiary adopted as cost recognition method the number of generation units in operation and, as at December 31, 2015, the subsidiary had 37 generation units in operation (20 generation units as at December 31, 2014), while for costs related to commercial matters, the subsidiary considered 100% of them.

At at December 31, 2015, the operating costs are broken down as follows:

	12/31/2015	12/31/2014	12/31/2013
	(unaudited)		(unaudited)
Cost on power sold:
Provision for power contingency and EUST (Note 21)	897.698	1.915.094	157.519
Power grid charges	520.188	171.640	4.806
Depreciation and amortization	433.313	122.601	4.798
Costs of transactions at CCEE	304.675	—	—
GSF (Generating Scaling Factor)	204.930	—	—
Financial compensation for the use of water resources (CFURH)	66.329	17.460	—
Personnel costs	18.016	4.945	76
Power Service Inspection Fee (TFSEE)	5.047	187	—
UBP amortization	3.868	2.429	36
Purchased power	—	—	119.865
Other operating expenses	3.350	5.089	327

Total	2.457.414	2.239.445	287.427

General and administrative expenses are broken down as follows:

	12/31/2015	12/31/2014	12/31/2013
	(unaudited)		(unaudited)
Personnel	31.935	35.212	29.615
Management	16.750	11.470	9.613
Insurance	73.595	4	—
Contingencies – labor and tax	61.237	3.186	—
Outside Services	56.222	40.504	20.447
ISSQN tax assessment notice, fine and other expenses on social compensation	18.875	1.511	—
Allowance for doubtful debts	17.085	924	6.173
Depreciation and amortization	15.612	809	413
Building upkeep and conservation	8.747	2.012	—
Materials	5.547	7.670	1.065
Rents	5.463	1.508	1.508
Equipment maintenance and conservation	5.214	4.849	1.526
Travel	3.224	3.525	3.847
Contributions	2.082	48	8
Taxes	1.548	6.622	114
Sector contributions	1.669	540	43
Vehicles	1.398	3.093	2.325
UBP	—	3.845	—
Other	5.059	5.551	6.704

Total	331.262	132.883	83.401

Classified as:
Personnel	31.935	35.212	29.615
Management (Note 17)	16.750	11.470	9.613
Administrative costs	282.577	86.201	44.173

Total	331.262	132.883	83.401

28.	FINANCE INCOME (COSTS)

	12/31/2015	12/31/2014	12/31/2013
	(unaudited)		(unaudited)
Finance income
Inflation adjustment - AFCI	—	—	—
Income on short-term investments	10.439	3.874	1.199
Inflation adjustment	2.590	1.718	1.326
Selic adjustment	417	1.369	828
Other finance income	—	—	16

Total	13.446	6.961	3.369

Finance costs
Debt charges	(587.919)	(164.688)	(4.076)
Inflation adjustment on environmental costs (APV)	(29.020)	—	—
Inflation adjustment - AFCI	(20.691)	—	—
Use of public asset	(15.845)	(15.994)	(1.747)
Other finance costs	(32.541)	(1.260)	(2.153)

Total	(686.016)	(181.942)	(7.976)

Finance income (costs)	(672.570)	(174.981)	(4.607)

29.	FINANCIAL INSTRUMENTS

29.1.	Capital risk management

The subsidiary manages its capital to ensure that it can continue as a going concern, while maximizes the return of all its stakeholders by optimizing the balance of debt and equity. The subsidiary’s overall strategy remains unchanged since 2013.

In managing its capital, the purposes of the subsidiary are to ensure the startup of operations, which began in September 2013 (as described in Note 1, the subsidiary is in operation and has 34 generation units at UHE Jirau), in order to offer return to its shareholders, besides maintaining a proper capital structure to reduce the related costs.

The Company is not subject to any external capital requirements, other than the capitalization ratio described in Note 20.

The Company’s Finance Department reviews on a quarterly basis its capital structure. As part of this review, the Executive Board considers the cost of capital and risks associated to each class of capital. The debt ratio as at December 31, 2015 was 1.58 (1.54 as at December 31, 2014).

Debt ratio

The Company’s capital structure consists of financial liabilities with financial institutions (Note 20), cash and cash equivalents and securities – reserve account (Notes 4 and 5), and equity (Note 28).

	12/31/2015	12/31/2014	12/31/2013
Debt ratio:	(unaudited)		(unaudited)
Total borrowings and financing (*)	11.299.857	11.324.749	10.197.107
Cash and cash equivalents	(143.706)	(74.301)	—
Securities – reserve account	(61.621)	(10.612)	(4.428)
Net debt	11.094.530	11.239.836	10.192.679

Total equity	7.019.063	7.268.412	6.920.139

Net debt-to-equity ratio	1,58	1,55	1,47

(*)	Debt is defined as short- and long-term borrowings and financing, as detailed in Note 20.

29.2.	Classification of financial instruments

The carrying amounts of financial assets and liabilities represent a reasonable approximation of fair value. The Company uses the hierarchy to measure the fair value of its financial instruments:

		12/31/2015	12/31/2014	12/31/2013
		(unaudited)		(unaudited)
	Mensuration	Book value / Fair value	Book value / Fair value	Book value / Fair value
Financial assets
Loans and receivables – amortized cost:
Cash and cash equivalents (a)		143.897	74.301	4.428
Marketable securities – reserve account (b)	Fair value	61.621	10.612	—
Trade receivables	Amortized cost	380.951	151.127	87.064

Total financial assets		586.469	236.040	91.492

Financial liabilities:
Other financial liabilities - amortized cost:
Suppliers	Amortized cost	133.856	211.693	298.934
Payables	Amortized cost	750.915	31.709	—
Financing	Amortized cost	11.299.857	11.324.749	10.197.107
Public asset use	Amortized cost	124.518	120.431	115.368

Total financial liabilities		12.309.146	11.688.582	10.611.409

(a)	Cash and cash equivalents mainly corresponds to short-term investments in Bank Certificates of Deposit (CDB) and repurchase transactions (Note 4).
(b)	Amount invested in federal government bond, pursuant to Clause Six, Paragraph Two of the Collateral Sharing Agreement and Other Covenants (BNDES); see Note 5.

29.3.	Estimated fair value

Financial assets and liabilities recorded at fair value are classified and disclosed in accordance with the following levels:

	12/31/2015 (unauited)
	Level 1	Level 2	Level 3	Total
Financial assets (current / noncurrent):
Marketable securities – reserve account	—	61.621	—	61.621

	12/31/2014
	Level 1	Level 2	Level 3	Total
Financial assets (current / noncurrent):
Marketable securities – reserve account	—	10.612	—	10.612

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

Level 3 - Inputs taken from a pricing model based on unobservable market data.

29.4.	Objectives of financial risk management

The estimated realizable amounts of the subsidiary’s financial assets and financial liabilities fair value estimates.

Therefore, the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current exchange market. The use of market methodologies may have different effects on the estimated realizable values.

The financial condition and results of future operations can be adversely affected by any of the risk factors described below.

29.5.	Market risk

The Company and its subsidiary did not enter into derivative agreements to hedge their assets and liabilities, mainly in relation to the interest rate, price and currency fluctuations. However, assets and liabilities are monitored and assessed periodically in order to determine their exposure.

29.6.	Interest rate and floating indices risk

This risk arises from the possibility of the subsidiary incurring losses due to fluctuations in the interest rates applicable to its liabilities or assets. The subsidiary is exposed to floating interest rate subject to the Long-term Interest Rate (TJLP) fluctuation in relation to the financing agreements, to the IPCA in relation to the payment to the Federal Government for the UBP, to the CDI in relation to the short-term investments and to the Reference Rate (TR) in relation to the escrow deposits.

As at December 31, 2015, the subsidiary does not have any derivative contracts to hedge against these indices; however, risks are monitored by the Company’s management, which periodically assesses exposure and proposes the strategies to be adopted.

Sensitivity analysis

As a result of the historical volatility of the Brazilian real against foreign currencies, interest rates and price indices, the Company prepared a sensitivity analysis on its financial assets and financial liabilities based on the possible effects on its profit or loss or property, plant and equipment in 2015, based on the reasonable assumptions adopted by it.

The fluctuations used to calculate impact as at December 31, 2015 (unaudited) were as follows: foreign currency fluctuation—US dollar (3.90), TJLP (7.0%) and CDI (14.14%).

(i) Changes (increase) in foreign currency

Transaction	Exposure (thousands of USD)	Risk	Impact (Probable scenario (*)	Impact Scenario A	Impact Scenario B
Purchase of equipment	45.014	Increase in the US dollar rate	—	(22.291)	(40.297)
Benchmark rate for financial assets:		Rate as at 12/31/2015	Probable scenario	10%	20%
US dollar		3,90	4,00	4,40	4,80

(*)	Finance income (cost) for the next twelve months, based on the estimated US dollar rate of 4.00 for the 12-month period, according to market expectations.

In relation to trade payables pegged to the foreign currency, scenarios A and B consider a growth in the US dollar rate by 10% and 20%, respectively.

(ii) Changes (increase) in interest rate (TJLP)

Transaction	Exposure	Risk	Impact (Probable scenario (*))	Impact Scenario A	Impact Scenario B
Financing	11.382.783	Increase in TJLP rate	(53.191)	(159.572)	(265.953)
Benchmark rate for financing:		Rate as at 12/31/2015	Probable scenario	1,0%	2,0%
TJLP (%)		7,00%	7,50%	8,50%	9,50%

(*)	Shows the total debt balance with BNDES, considering the TJLP (adjusted on January 1, 2016) of 7.5% from January to December 2016. Scenarios A and B consider a variance of the TJLP rate by +1.0% and + 2.0%, respectively.

In relation to financing , scenarios A and B consider a variance in the TJLP rate by 1% and 2%, respectively.

(iii) Change (drop) in the CDI rate.

Transaction	Exposure	Risk	Impact (Probable scenario (*))	Impact Scenario A	Impact Scenario B
Financial assets	205.327	CDI rate decrease	—	3.047	6.092
Benchmark rate for financial assets:		Rate as at 12/31/2015	Probable scenario	(10%)	(20%)
CDI (%)		14,14%	14,14%	12,73%	11,31%

(*)	Finance income (cost) for the next twelve months, based on the estimated CDI rate of 14.13% for the period, according to market expectations.

In relation to short-term investments , scenarios A and B consider a drop in the CDI rate by 10% and 20%, respectively, within a 12-month period.

(iv) Changes (increase) in IPCA rate.

Transaction	Exposure	Risk	Impact (Probable scenario (*))	Impact Scenario A	Impact Scenario B
UBP payable	124.518	IPCA increase	—	(1.341)	(2.682)

Benchmark rate for UBP payable:		Rate as at 12/31/2015	Probable scenario	(10%)	(20%)
IPCA (%)	10,77%		10,74%	11,85%	12,92%

(*)	Finance income (cost) for the next twelve months, based on the estimated IPCA rate of 10.77% for the period, according to market expectations.

In relation to UBP payable, scenarios A and B consider a growth in the IPCA rate by 11.85% and 12,92%, respectively, within a 12-month period.

29.7.	Liquidity risk

The management of the Company’s liquidity risk is under the responsibility of the Finance Department, which manages the funding and liquidity management requirements in the short, medium and long-term through permanent monitoring of estimated and actual cash flows. The Company, in order to ensure the performance of its obligations, on a conservative basis, adopts the minimum cash policy, which is annually reviewed based on the cash projections and monthly monitored by the Finance Department. The management of short-term investments is focused on very short-term instruments, mainly those maturing on a daily basis, in order to ensure maximum liquidity and cover disbursements.

29.7.1.	Liquidity risk and interest tables

The tables below show in details the contractual maturities remaining for the Company’s non-derivative financial assets and liabilities and contractual repayment terms. The tables were prepared using the undiscounted cash flows of financial liabilities based on the closest date on which the Company must settle the related obligations.

The table below shows the non-derivative financial liabilities of the ESBR by maturation range, for the period remaining on the balance sheet until the contractual maturation date and includes related contractual interest.

	Weighted average effective interest rate	Less than one month	1 to 3 months	3 months to 1 year	From 1 to 5 years	More than 5 years	Total
	%
December 31, 2015 (unaudited)
Instruments at floating interest rates*	CDI x 100.41	143.706	—	—	—	—	143.706
Securities – reserve account	CDI x 94.55	—	—	—	61.621	—	61.621

Total assets		143.076	—	—	61.621	—	205.327

	Weighted average effective interest rate	Less than one month	1 to 3 months	3 months to 1 year	From 1 to 5 years	More than 5 years	Total
	%
Financing	TJLP + 2.45	95.462	191.262	863.311	4.790.737	18.377.250	24.321.022
Trade payables		107.927	—	—	25.929	—	133.856
UBP payable	IPCA	1.040	2.080	9.360	62.400	49.638	124.518
Provision for environmental costs		6.032	18.095	48.254	152.102	353.052	577.535

Total liabilities		210.461	211.437	923.925	5.031.168	18.779.940	25.156.931

December 31, 2014
Instruments at floating interest rates*	CDI x 100.00	73.637	—	—	—	—	73.637
Securities – reserve account	CDI x 94.00	—	—	—	15.225	—	15.225

Total assets		73.637	—	—	15.225	—	88.862

Financing	TJLP + 2.45	74.487	208.562	827.065	4.571.706	16.797.348	22.479.168
Trade payables		205.055	—	—	6.638	—	211.693
UBP payable	IPCA	950	1.900	8.550	57.000	52.031	120.431
Provision for environmental costs		8.950	26.849	71.597	209.484	267.042	583.922

Total liabilities		289.442	237.311	907.212	4.844.828	17.116.421	23.395.214

* Short-term investments in “Cash and cash equivalents”.

December 31, 2013 (unaudited)
Instruments at floating interest rates*	CDI x 100.00	865	—	—	—	—	865

Total assets		865	—	—	—	—	865

Financing	TJLP + 2.45	74.487	208.562	827.065	4.571.706	16.797.348	22.478.242
Trade payables		298.934	—	—	—	—	298.934
UBP payable	IPCA	950	1.900	8.550	57.000	46.998	115.368
Provision for environmental costs		8.950	26.849	71.597	209.484	139.428	456.308

Total liabilities		383.321	237.311	907.212	4.838.190	16.982.848	23.348.882

30.	NONCASH TRANSACTIONS

In 2015 and 2014, the subsidiary carried out the following non-cash transactions, which were, therefore, excluded from the statement of cash flows:

			12/31/2015	12/31/2014	12/31/2013
			(unaudited)		(unaudited)
Capitalization of plant’s insurance premiums	(a	)	—	16.776	16.561
Capitalized interest on financing	(b	)	363.907	588.460	695.542
Inflation adjustment - LI	(c	)	13.907	236.038	245.756
Inflation adjustment - LO	(c	)	4.519	(44.713)	—
Provision for risks – ICMS	(d	)	151.215	123.189	305.909
Changes in financed purchases of property, plant and equipment	(e	)	37.544	95.831	80.401
Offset taxes	(f	)	325.208	154.652	—
ISSQN - tax assessment notice	(g	)	—	14.941	—
Environmental costs	(h	)	—	154.911	456.310

(a)	As described in Note 11, this amount refers to the recognition of works insurance capitalized in property, plant and equipment.
(b)	Refers to capitalized interest on the BNDES direct financing and financing as onlengind through a pool of banks comprised of: Banco do Brasil, Caixa Econômica Federal, Banco do Nordeste do Brasil, Bradesco and Itaú BBA.
(c)	Refer to to the inflation adjustment to the provisions for environmental costs relating to the plant’s LIs and LOs, as resulting in growth in intangible assets and property, plant and equipment as a balancing item to environmental costs (liability).
(d)	Refers to the provision for ICMS risks, as described in Note 23.1.2.

(e)	Refers to the addition to property, plant and equipment of non-cash trade payables.
(f)	Refers to taxes offset in the period (Note 8).
(g)	For the ISSQN - Tax assessment notice, see Note 17.
(h)	Inflation adjustments of LI and LO – refer to provisions for environmental costs relating to the plant’s installation and operating licenses, as prescribed by OCPC 05. The monthly discount rate (WACC—Weighted Average Cost of Capital) was 0.64806%, calculated on the study date, and annual IPCA was 4.5%. In 2014, the provision for environmental costs was adjusted based on the annual environmental program amounts, from 2015 to 2043.

31.	COMMITMENTS

31.1.	Concession-related commitments

The Parent assumed some commitments in the concession arrangement, as follows:

•	Invest, on an annual basis, at least 1% of its net operating revenue in research & development activities of the power sector, as set forth in Law 9991, of July 24, 2000, as amended by Law 10848, of March 15, 2004. The Parent must submit to ANEEL, on an annual basis, a program describing the physical and financial actions and goals, as well as confirm the performance of the obligations to the National Scientific and Technological Development Fund;

•	Guarantee in connection with the Invitation to Bid - Aneel 02/2011 (Auction A-3, of August 2011) in the amount of R$77,064, as warranty insurance, without reduction milestones and percentage rates;

•	The performance bond for the obligations assumed in the concession arrangement, as set forth in item 12 of the Invitation to Bid 05/2008 (including the obtaining of the LI, including social and environmental projects, and the LO), at the initial amount of R$650,000 and current amount of R$162,500 (complied through the performance bond contracted in the form of warranty insurance), will be effective up to three months after the startup of operations of the UHE Jirau’s last generation unit, according to the respective guarantee reduction ratios and percentages, as described below:

Order	Milestone	Percentage released of the initial collateral amount
1	Completion of the construction site implementation	20%
2	Beginning of the power house concreting	30%
3	Rotor fall of the first turbine	40%
4	Startup of operations of the first turbine	75%
5	Startup of operations of the generating unit accounting for 50% of the plant total capacity	85%
6	End of the third month after the startup of operations of the last generation unit	100%

31.2.	Other commitments

Based on the agreements entered into with the suppliers of UHE Jirau construction work and on the estimated future costs for the completion of the generation plant, the Companys Board of Directors periodically reviews the work budget. The last budget approved by the Company’s Board of Directors, at the meeting held on January 28, 2015, and prepared as at December 31, 2014, indicates that the total amount to be invested in the Jirau Project would total approximately R$19 billion (unaudited).

The amount approve refers to the amount to be disbursed in the materials an dservice agreements related to the construction of UHE Jirau, not therefore considering the non-monetary amounts recorded in property, plant and equipment as capitalized financing interest, provision for ICMS and amounts related to UBP and environmental costs of the operating stage recorded, as prescribed by OCPC 05.

In September 2013, the Company entered into an agreement with Itaú BBA for the issuance of a guarantee, by means of the Standby Letter of Credit, in order to ensure the possible return of a portion of the amount advanced by the insurance and reinsurance companies, relating to the claim arising from vandalism in the construction site in 2011 and 2012, currently under foreign arbitration process. The advance was made upon an agreement entered into between the Company and the insurance and reinsurance companies. The guarantee was renewed and is effective through September 2016, with maximum guaranteed amount of R$38,202.

32.	GUARANTEES RECEIVED

The agreements may be collateralized by advanced amount or performance bond. In relation to the type, these guarantees may be in the form of corporate guarantee, retention of amounts paid, bank guarantee letter and warranty insurance.

The advanced amount guarantee, always in the form of bank guarantee letter, is directly related to the advanced amount set forth in the agreement, which will be solely performed after the provision of the guarantee by the supplier. The performance bond relates to the compliance with the contractual provisions and aims at protecting the Company against possible contractual default. In general, these guarantees may be reduced by the allocation of the contractual advances and compliance with the contractual provisions, respectively.

The main information on the guarantees received in accordance with the original currency set forth in the agreement and, therefore, in the guarantees, is as follows (unaudited):

Guarantees in R$ (thousands)
Type of service/ equipment		Type of guarantee	Initial contractual amount	Current secured amount	Issuing bank of the prevailing bank guarantee	Effective date of the current guarantee	Maturity of the bank guarantee
National turbines	Alstom	Performance	168.114	195.011	Chartis Seguros/Itaú	05/31/2011	03/12/2016
	Andritz	Performance	97.935	113.623	Chartis Seguros/Itaú	05/31/2011	03/12/2016
	Voith	Performance	84.951	98.505	Chartis Seguros/Itaú	05/31/2011	03/12/2016
Lifting / hydromechanic equipment	Bardella	Performance	28.880	28.880	J Malucelli	12/30/2014	12/30/2015
		Performance (Siemens)	67.459	67.459	Chartis	05/31/2009	04/30/2017
Electric and auxiliary systems	Siemens/CNEC	Performance (Cnec)	30.600	30.600	Chartis	05/31/2009	04/30/2017
		Siemens down payment (letter of guarantee)	20.950	304	BNP Paribas	03/27/2015	03/27/2016
		Sinal Cnec (letter of guarantee)	9.503	207	HSBC	04/01/2015	03/28/2016
Commissioning	Copem	Warranty insurance	4.955	5.552	Swiss Re	08/01/2012	07/31/2016
Assembly	Enesa	Performance	45.987	45.987	ACE Seguradora	11/05/2014	11/17/2016
Owner engineer	Leme	Performance	10.000	10.000	J Malucelli	12/12/2015	12/31/2016
Project design	Themag	Contractual retention	12.253	1.742	N/A	11/22/2013	Contractual termination
Construction works	Jmalucelli	Letter of guarantee	35.592	35.592	Banco Votorantim	11/29/2013	Contractual termination
Total			617.179	633.462

Collaterals in US$ (thousands)
Imported turbines	Dong Fang	Performance	73.200	73.200	Bank of China	03/27/2012	11/17/2017
SF6 substation	Hyosung	Performance	5.285	5.285	Itaú	03/24/2010	03/01/2017
Total			78.485	78.485

33.	SUBSEQUENT EVENTS (unaudited)

33.1.	New turbines placed into operation

Sequence	Generation unit	ANEEL Order	Startup of activities
38ª	17	0011	01/06/2016
39ª	18	0011	01/06/2016
40ª	19	0011	01/06/2016
41ª	41	102	01/16/2016
42ª	42	795	03/31/2016
43ª	43	2227	08/20/2016
44ª	44	2376	09/09/2016
45ª	45	2480	09/16/2016

33.2.	Exemption Claim

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

On 1 September 2016, the Special Court of the Federal Court TRF1 denied the special appeal brought by energy distributors, it has himself to stabilize the matter before the Federal Court of the 1st Region to judge, through its 6th class just appeal filed by ANEEL against the decision which declared the exemption claim by 535 days late. In October 2016, this decision was declared non-appealable by the Federal Court TRF1.

In September, 30 the subsidiary had recorded the provision for risks of exemption claim, in the amount of R$2,720,317, (R$2,555,291 as at December 31, 2015).

BOARD OF DIRECTORS

Maurício Stölle Bähr

Chairman

Victor Frank de Paula Rosa Paranhos	Jose Luiz Jansson Laydner

Director	Director

Manoel Arlindo Zaroni Torres	Ronaldo dos Santos Custódio

Director	Director

Yoshinori Utaka	Kazuki Shimizu

Director	Director

José Ailton de Lima Director	José Pedro de Alcântara Júnior Director

EXECUTIVE BOARD

Victor Frank de Paula Rosa Paranhos	Paulo Maurício Mantuano de Lima

(Chief Executive Officer)	(Chief Financial Officer)

Victor Frank de Paula Rosa Paranhos	José Lúcio de Arruda Gomes

(Chief Engineering Officer)	(Chief Administrative Officer)

Isac Paulo Teixeira

(Chief Environment Officer)

ACCOUNTING / TAX DEPARTMENT

ACCOUNTANT

Marcia Cristina M.P. Gonçalves

CRC-RJ 087201/O-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Madeira Energia S.A. – MESA

We have audited the accompanying consolidated balance sheet of Madeira Energia S.A. – MESA and its subsidiary (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

/s/ Pricewaterhouse Coopers Auditores Independentes

October 10, 2016

São Paulo - Brazil

Madeira Energia S.A. – MESA and its subsidiary

Financial statements

At December 31, 2015 and independent auditor’s report

MADEIRA ENERGIA S.A.—MESA AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2015 and 2014

(In thousands of Brazilian reais - R$)

	Note	December 31, 2015	December 31, 2014		Note	December 31, 2015	December 31, 2014
Assets				Liabilities and equity
Current assets				Current liabilities
Cash and cash equivalents	4	299.963	241.129	Trade payables	13	976.217	1.186.313
Consumers and concessionaires	5	300.931	280.934	Salaries and charges payable		2.678	2.347
Income tax and social contribution recoverable		36.926	46.606	Borrowings	14.1	440.915	392.446
Taxes for offset	6	14.302	63.969	Debentures	14.2	9.864	11.369
Guarantee deposits	7	46.147	18.158	Taxes and contributions	15	31.753	30.758
Recoverable expenses	8	830.936	756.227	Advances from customers	16	86.697	46.684
Prepaid expenses		39.351	37.821	Performance bond	17	114.169	95.188
Other assets		39.663	22.649	Regulatory and sector charges		40.275	34.784

		1.608.219	1.467.493	Concessions payable	18	19.301	17.502

				Social and environmental provisions	19	63.890	111.313
				Provision for contingencies	20	355.973
Non-current assets				Other liabilities		9.725	20.493

Long-term receivables						2.151.457	1.949.197

Income tax and social contribution recoverable			13.288
Taxes for offset	6	1.418	1.398	Non-current liabilities
Guarantee deposits	7	499.028	152.946	Borrowings	14.1	10.427.165	9.491.671
Recoverable expenses	8	32.687	29.779	Debentures	14.2	3.634.073	3.153.908
Deferred income tax and social contribution	9	620.581	12.340	Taxes and contributions	15	38.377	41.941
Prepaid expenses		13.531	37.851	Advances from customers	16	260.941
Other assets		15.131	21.457	Performance bond	17	219.590	184.649

				Concessions payable	18	226.896	209.212
		1.182.376	269.059	Obligations tied to the concession		5.653
				Social and environmental provisions	19	266.602	248.169
Investment in subsidiary	10			Provision for contingencies	20	10.983	9.664
Property, plant and equipment	11	21.978.007	20.801.649	Other provisions	21	210.325	176.698
Intangible assets	12	202.379	196.373	Deferred income tax and social contribution	22	267.822	274.564

		23.362.762	21.267.081			15.568.427	13.790.476

Total assets		24.970.981	22.734.574	Equity	23

				Share capital		9.761.952	9.455.706
				Advance for future capital increase			68.076
				Accumulated losses		(2.510.855)	(2.528.881)

						7.251.097	6.994.901

The accompanying notes are an integral part of these financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Statement of operations

Years ended December 31

All amounts in thousands of reais unless when otherwise stated

	2015	2014	2013
			(unaudited)
Net operating revenue (Note 25)	2.604.869	2.343.960	1.300.585

Net revenue from sale of energy	2.604.869	2.520.600	1.300.585
Share of net revenue related to the 2nd advance schedule		(176.640)
Cost of electric energy service (Note 26(a))	(2.082.620)	(3.686.398)	(929.565)

Cost of sale of electric energy	(1.393.144)	(3.042.482)	(634.171)
Cost of operation	(689.476)	(643.916)	(295.394)

Gross operating income (loss)	522.249	(1.342.438)	371.020
General and administrative expenses (Note 26(b))	(152.229)	(139.184)	(100.429)
Other expenses	(36)	30
Share of costs related to the 2nd advance schedule (Note 26(b))		334
Equity in results of subsidiary (Note 10)

Operating income (loss)	369.984	(1.481.258)	270.591
Finance income (Note 27 )	156.717	64.533	18.115
Finance costs (Note 27 )	(1.123.658)	(797.759)	(323.896)

Finance costs, net	(966.941)	(733.226)	(305.781)
Profit (loss) before income tax and social contribution	(596.957)	(2.214.484)	(35.190)
Income tax and social contribution - current		(49)	—
Income tax and social contribution - deferred	614.983	6.473	(12.548)

Profit (loss) for the year	18.026	(2.208.060)	(47.738)

Basic and diluted earnings (loss) per thousand common shares (in reais) (Note 24)

The accompanying notes are an integral part of these financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Statement of comprehensive income (loss)

Years ended December 31

All amounts in thousands of reais

	2015	2014	2013
			(unaudited)
Net income (loss) for the year	18.026	(2.208.060)	(47.738)

Comprehensive income (loss) for the year	18.026	(2.208.060)	(47.738)

Comprehensive income (loss) for the year attributable to the stockholders of the Company	18.026	(2.208.060)	(47.738)

The accompanying notes are an integral part of these financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Statement of changes in equity

All amounts in thousands of reais

	Share capital (Note 23)
	Subscribed	Unpaid (Note 23 (ii))	Retained earnings (accumulated deficit)	Advance for future capital increase	Total
At January 1, 2013 (unaudited)	5.069.572		(273.083)		4.796.489
Total comprehensive income (loss) for the year Loss for the year			(47.738)		(47.738)

Total comprehensive income (loss) for the year			(47.738)		(47.738)

Total contributions by stockholders
Capital increase on 2.26.2013	230.000				230.000
Capital increase on 4.25.2013	125.000				125.000
Capital increase on 5.24.2013	60.000				60.000
Capital increase on 6.24.2013	862.100				862.100
Capital increase on 9.25.2013	100.000				100.000
Capital increase on 10.18.2013	200.000
Capital increase on 11.21.2013	100.000				100.000

Total contributions by stockholders	1.677.100				1.677.100

At December 31, 2013 (unaudited)	6.746.672		(320.821)		6.425.851

Total comprehensive income (loss) for the year Loss for the year			(2.208.060)		(2.208.060)

Total comprehensive income (loss) for the year			(2.208.060)		(2.208.060)

Total contributions by stockholders
Capital increase on 2.18.2014	200.000				200.000
Capital increase on 3.25.2014	200.000				200.000
Capital increase on 8.5.2014	350.000				350.000
Capital increase on 9.5.2014	850.000				850.000
AFCI received on 10.3.2014				295.740	295.740
Capital subscribed on 10.21.2014	1.415.280	(1.415.280)
Capital increase on 10.21.2014		483.635		(150.660)	332.975
Capital increase on 10.22.2014		326.365			326.365
Capital increase on 10.27.2014		232.800		(55.800)	177.000
Capital increase on 12.9.2014		66.234		(21.204)	45.030

Total contributions by stockholders	3.015.280	(306.246)		68.076	2.777.110

At December 31, 2014	9.761.952	(306.246)	(2.528.881)	68.076	6.994.901

Total comprehensive income (loss) for the year Income for the year			18.026		18.026

Total comprehensive income for the year			18.026		18.026

Total contributions by stockholders
Capital increase on 1.8.2015		22.230			22.230
Capital increase on 1.12.2015		41.594		(9.970)	31.624
AFCI received on 1.12.2015				62.480	62.480
Capital increase on 1.21.2015		166.374		(82.758)	83.616
Capital increase on 7.31.2015		76.048		(37.828)	38.220

Total contributions by stockholders		306.246		(68.076)	238.170

At December 31, 2015	9.761.952		(2.510.855)		7.251.097

The accompanying notes are an integral part of these financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Statements of cash flows

Years ended December 31

All amounts in thousands of reais

	Parent Company		Consolidated
	2015	2014	2015	2014
Cash flows from operating activities
Profit (loss) for the year before income tax and social contribution	11.284	(2.211.101)	(596.957)	(2.214.484)
Adjustments
Interest and monetary variation, net			962.876	595.696
Sale and supply of electric energy			(347.615)	(520.478)
Electric energy purchased for resale			874.445	306.821
Network use charge			73.351	60.788
Depreciation and amortization			480.758	377.280
Advance schedule income (loss), net				67.501
Provision for contingencies			62
Operating costs			11.675	163.977
Equity in results of subsidiaries	(13.730)	2.211.317

	(2.446)	216	1.458.595	(1.162.899)
Changes in assets and liabilities
Consumers and concessionaires			280.934	191.677
Other assets	232	(418)	(10.685)	(10.791)
Income tax and social contribution recoverable	13.231	(771)	22.969	(5.895)
Recoverable expensess			5.522	23.644
Prepaid expenses			22.790	8.652
Taxes for offset	5		49.642	(61.674)
Guarantee deposits			(374.071)	(13.467)
Trade payables	2	(2)	(636.061)	(510.433)
Salaries and charges payable	6	19	541	189
Taxes and social contribution	(14)	(41)	(10.568)	1.168
Advances from customers			300.000	154.789
Personnel liabilities				2.085
Regulatory and sector charges			11.144	20.682
Other liabilities	1.155	2	(10.977)	1.386
Social and environmental provisions			(47.423)	(114.609)

	12.171	(995)	1.062.352	(1.475.496)
Payment of interest and charges on debentures (Note 14.2(e))			(86.506)	(72.412)
Payment of interest on borrowings (Note 14.1(c))			(622.487)	(381.356)

Net cash provided by (used in) operating activities	12.171	(995)	353.359	(1.929.264)

Cash flows from investing activities
Capital increase in subsidiary (Note 10)	(190.690)	(2.777.110)
Advance for future capital increase (Note 10)	(62.480)
Additions to property, plant and equipment			(1.182.907)	(1.373.516)
Additions to intangible assets			(14.156)	(17.057)
Payment for the use of public property (Note 18)			(18.289)	(1.552)

Net cash used in investing activities	(253.170)	(2.777.110)	(1.215.352)	(1.392.125)

Cash flow from financing activities
Stockholders’ capital increase	175.690	2.777.110	175.690	2.777.110
Advance for future capital increase	62.480		62.480
Issue of debentures				704.941
Borrowings (Note 14.1(c))			1.060.573	15.000
Payment of borrowing - Principal (Note 14.1(c))			(377.916)	(232.903)

Net cash provided by financing activities	238.17 0	2.777.110	920.827	3.264.148

Increase (decrease) in cash and cash equivalents, net	(2.829)	(995)	58.834	(57.241)
Cash and cash equivalents at the beginning of the year (Note 4)	3.998	4.993	241.129	298.370

Cash and cash equivalents at the end of the year (Note 4)	1.169	3.998	299.963	241.129

The accompanying notes are an integral part of these financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Statements of value added – Supplementary information

Years ended December 31

All amounts in thousands of reais

	2015	2014	2013
			(unaudited)
Revenue	4.640.054	5.436.846	5.273.912

Revenues related to the construction of own assets	1.663.123	2.547.348	3.507.837
Operating revenues	2.976.967	2.889.468	1.766.075
Other revenues (expenses)	(36)	30
Inputs acquired from third parties	(2.797.207)	(5.877.864)	(3.925.015)

Third-party services	(1.172.161)	(2.169.189)	(2.515.826)
Materials	(638.572)	(3.391.981)	(1.899.544)
Other	(986.474)	(316.694)	490.355
Gross value added	1.842.847	(441.018)	1.348.897

Depreciation and amortization	(480.758)	(377.280)	(231.923)
Value added received through transfer	201.488	97.300	50.600

Finance income, net	201.488	97.300	50.600
Equity in the results of subsidiary
Total value added to distribute	1.563.577	(720.998)	1.167.574

Distribution of value added	1.563.577	(720.998)	1.167.574

Personnel	69.697	68.679	46.816

Direct compensation	53.594	57.296	38.910
Benefits	13.043	8.457	6.074
FGTS - Government Severance Indemnity Fund for Employees	3.060	2.926	1.832
Taxes, fees and contributions	(263.266)	98.164	193.548

Federal	(404.852)	(25.170)	58.789
State	141.133	123.052	134.728
Municipal	453	282	31
Remuneration of third-party capital	1.739.120	1.320.219	974.948

Interest	1.731.082	1.314.346	970.345
Rents	8.038	5.873	4.603
Remuneration of own capital	18.026	(2.208.060)	(47.738)

Profit (loss) for the year	18.026	(2.208.060)	(47.738)

The accompanying notes are an integral part of these financial statements.

MADEIRA ENERGIA S.A.—MESA AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015, 2014 and 2013 (unaudited)

1	General information

Madeira Energia S.A. - MESA (“Company” or “Parent Company”) is a privately-held corporation, organized on August 27, 2007, headquartered in the city of São Paulo, whose purpose is the development of the implementation project of the Santo Antônio Hydroelectric Plant in a section of the Madeira River, in the city of Porto Velho, State of Rondônia, as well as conducting all the activities necessary to the construction, operation, maintenance and exploitation of that hydroelectric plant and its associated transmission system.

On September 29, 2008, the Company gained consent of the National Electric Energy Agency – ANEEL to transfer the energy generation concession to its wholly-owned subsidiary, Santo Antônio Energia S.A. (“Subsidiary”), currently responsible for the construction and exploitation of the development and facilities of restricted interest transmission of the electricity powerhouse.

The	Concession Agreement has a term of 35 years as from the date of its signature, June 13, 2008.

Generation capacity

The construction of the Santo Antônio HEP, which expected minimum installed capacity is 3,568 MW, with the implementation of 50 “Bulb” turbines that operate in rivers with low waterfall and large flow of water, was started in the second half of 2008. The physical guarantee of energy of the Santo Antônio HEP, after full motorization, is of 2,424,2 average MW.

At December 31, 2015, the Santo Antônio HEP has 35 generating units in commercial operation, totaling 2,218 average MW of physical guarantee. In the same period of the previous year, the Santo Antônio HEP operated with three additional generating units.

Sale of electric energy

Electric energy is produced and sold by the Subsidiary as an “Independent Producer” in accordance with the Concession Agreement.

In compliance with public auction notice 05/2007 of the Santo AntônioHEP, which sets forth the sale of 70% (1,552.6 average MW) of the Santo Antônio HEP original project energy (2,218 average MW) guaranteed in the Regulated Contracting Environment (ACR), on July 25 and 28, 2008, the Agreements for Sale of Electric Energy in the Regulated Environment (CCEARs) were entered into, through the intermediation of the Electric Energy Trading Chamber (CCEE), with the 32 purchasers that took part in auction 05/2007 – ANEEL.

The balance of 30% of the original project’s guaranteed energy (665.4 average MW), as well as the energy volume resulting from the Santo Antônio HEP expansion project (206.2 average MW), was freely sold by the Company.

Carbon credits

In 2013, the Subsidiary obtained authorization to register with the United Nations Organization (“UN”) to take part in the Clean Development Mechanism (“CDM”). With UN’s endorsement, the Santo Antônio HEP was the first large plant in commercial operation in Brazil to effectively generate carbon credits to the global market. In accordance with the CDM’s methodology, the volume of credits is equivalent to the greenhouse gases not emitted into the atmosphere, expanding the offer of energy generated from a clean and renewable source.

Santo Antônio HEP, which operates within the quota of 70.5m, has a ratio of installed nominal power/reservoir area of 8.88 W/m2, which is the double of minimum energy efficiency to generate carbon credits (4W/m2), thanks to the use of bulb turbines, responsible for generating energy using the river flow, not requiring the formation of a large reservoir.

Renegotiation of the Hydrological Risk – Generation Scaling Factor (GSF) Agreement

On August 18, 2015, the Federal Government issued Provisional Measure (“PM”) 688, subsequently enacted into Law 13,203 of December 8, 2015. This law establishes that the hydrological risk supported by the electric energy agents which participate in the Energy Reallocation Mechanism (ERM) may be renegotiated by the generating agents, provided it is approved by the National Electric Energy Agency (ANEEL), with effect as from January 1, 2015, against consideration by those agents. In order to grant such approval, and in view of the provisions of the law, ANEEL established, Regulatory Resolution 684 of December 11, 2015, the following criteria and other conditions for the renegotiation: i) filing the request with ANEEL up to January 15, 2016, and ii) withdrawal of lawsuits in progress.

The hydrological risk renegotiation conditions establish that the subsidiary shall pay monthly to the Centralizing Account of Tariff Flag Resources (Brazilian acronym “CCRBT”) the result of multiplying the monthly amount of energy contracted from the plant by the unitary amount of the selected risk premium, retroactively to the January 1, 2015 base date. The reimbursement of the hydrological risk in 2015, specifically, will be offset by the deferral of the risk premium payment.

In this context, the Subsidiary’s management has acted in favor of renegotiating the hydrological risk during the third quarter of 2015, in its governance bodies, and has formalized such decision of adhesion on January 13, 2016, filing the request on January 15, 2016. The Subsidiary opted for product class SP93, with associated risk premium of R$3.25 per MW/h. The effects of this adhesion are shown in the table below:

Reference	Amount
(i) Total GSF (portion protected by preliminary injunction)	432,818
(ii) Portion of GSF (incurred after the renegotiation)	193,208
(iii) Portion of GSF (renegotiation risk premium)	239,610

(i)	Represents the total GSF amount incurred in 2015, before the decision to renegotiate, which had been provided in the Subsidiary’s results and liabilities.

(ii)	Corresponds to the GSF recalculated during the year and actually owing under the renegotiated conditions, which has impacted, in the financial statements at December 31, 2015, on profit (loss) for the year, and makes up the balance of accounts payable (“Trade payables” – Note 13);

(iii)	Represents the difference between the GSF expenditures determined before and after the decision to renegotiate. It is the portion recovered from the 2015 results, which will be included in assets as insurance premium upon its actual payment.

The premium portion corresponding to 2015 was recognized proportionately to the protected MW/h in the Subsidiary’ financial statement for that year for its nominal value, that is, not adjusted to present value since it is not a financial instrument. The unpaid installments related to a future right will only be recorded as an asset when payment is made, as they refer to a performance obligation, which amortization will occur in 9 years and 10 months until this asset will have been exhausted.

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

Approval of the financial statements

These financial statements were approved by the Company’s Board of Directors on March 22, 2016.

2	Summary of significant accounting policies

The main accounting policies applied in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Accounting policies specific to items presented in the balance sheet, statement of operations, statement of changes in equity and statement of cash flows are presented in their respective notes.

2.1	Basis of preparation

(a)	Consolidated financial statements

The consolidated financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC) as well as according to the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). Additionally, aspects of the specific Brazilian legislation issued by the National Electric Energy Agency – ANEEL, particularly regarding the structure of accounts and the way of recording events were considered, aiming at standardizing the practices with other companies of the electric sector.

In these financial statements, management is only providing the significant information used in the Company’s management.

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statement is considered as supplementary information, and not part of the set of financial statements.

(b)	Parent company financial statements

In the parent company financial statements, the subsidiary is accounted for under the equity method. The same adjustments are made both to the parent company and to the consolidated financial statements to reach the same result and equity attributable to the stockholders of the parent company.

(c)	Changes in accounting policies and disclosures

The following new standards were issued by IASB but are not effective for 2015. The early adoption of standards, even though encouraged by IASB, has not been implemented in Brazil by the Brazilian Accounting Pronouncements Committee (CPC).

•	IFRS 15 - “Revenue from Contracts with Customers” replaces IAS 11, “Construction Contracts”, IAS 18, “Revenue” and related interpretations and introduces the principles to be applied by an entity to determine the measure and recognition of revenue. Effective date is January 1, 2018. Management is yet to assess IFRS 15’s full impact.

•	IFRS 9 – “Financial instruments” addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014 and is effective as from January 1, 2018. It replaces the orientation included in IAS 39 related to the classification and measurement of financial instruments. IFRS 9 maintains but simplifies the combined measurement model and establishes three main measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. It also establishes a new model for expected credit losses, replacing the current model of incurred losses. IFRS 9 relaxes the requirements for hedge effectiveness, and demands an economic relationship between the hedged item and the hedge instrument, and that the hedge rate be the same as the one actually used by management for risk management purposes. Management is yet to assess the full impact of its adoption.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company and its subsidiary.

2.2	Financial assets – Classification, recognition and measurement

The Company and its Subsidiary classify their financial instruments in the loans and receivables category. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments upon initial recognition. Loans and receivables are initially carried at fair value and subsequently at amortized cost using the effective interest rate method.

2.3	Impairment of non-financial assets

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount, which represents the higher of an asset’s fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGU’s)). For the years ended December 31, 2015 and 2014, management did not identify indications that could require the recording of impairment losses for non-financial assets.

2.4	Estimated impairment of financial assets

The Company and its subsidiary assess whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. For the year ended December 31, 2015, management did not identify objective evidence that could require the recognition of impairment losses on financial assets. However, for the year ended December 31, 2014, management recognized impairment of “Recoverable expenses” (Note 8).

2.5	Critical accounting estimates and judgment

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies.

Accounting estimates and judgment are continuously assessed and are based on the historical experience and other factors, including expected future events considered reasonable in the circumstances.

Based on assumptions, the Company and its subsidiary make estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the current year are related to deferred income tax and social contribution asset (Note 9), useful economic life of property, plant and equipment items (Note 11), Social and environmental provisions (Note 19) and Provisions for contingencies (Note 20).

2.6	Net working capital - negative

At December 31, 2015, the Company and its subsidiary (Consolidated) posted excess current liabilities over current assets in the amount of R$ 543,238, arising mainly from the “Trade payables” (Note 13), “Borrowings” (Note 14.1) and Provision for contingencies (Note 20) accounts. To equalize the status of negative working capital, the subsidiary counts on a pre-approved supplementary long-term credit facility in the amount of R$ 129,000, with operating generation of cash and, if necessary, the Company counts on capital contribution to be made by its stockholders.

3	Financial instruments and risk management

(a)	Overview

The Company and its subsidiary operate with a number of financial instruments, including cash and cash equivalents, trade payables and financing.

The purpose of the financial instruments operated by the Company and its subsidiary is to manage the financial availability of its operations and to hedge against the effects of interest rate variations.

Risks involved in these operations are managed by financial market mechanisms aimed at minimizing the exposure of assets and liabilities, protecting the profitability of agreements and equity of the Company and its subsidiary.

(b)	Risk management

The Company and its subsidiary adopt operating and financial policies and strategies approved by their Managements, which regulate the exposure to credit risk in financial instruments, so as to ensure the value, liquidity, safety and profitability of its assets, and to maintain the indebtedness level and debt profile as established in the Company’s business plan and in accordance with resolutions of the Board of Directors.

The most significant financial risks to be managed by the Company and its subsidiary are:

(i)	Interest rate and inflation risk - Consolidated

The Subsidiary is exposed to risks of increase in interest and inflation rates at December 31, 2015. The agreement for construction of the Santo Antônio HEP is pegged to the General Market Price Index (IGP-M). A variation in this index will cause an increase in the investment cash flow.

The Subsidiary is also exposed to the variation in the interest rate of borrowings. At December 31, 2015, Santo Antônio Energia S.A. had borrowings in the amount of R$ 10,868,080, of which R$ 10,259,951 (Note 14.1), related to borrowings from the National Economic and Development Bank (BNDES), pegged to the Long-Term Interest Rate (TJLP) and has R$ 3,643,937(Note 14.2) in debentures pegged to the Extended National Consumer Price Index (IPCA).

Additionally, the Subsidiary assumed, upon the execution of Concession Agreement 001/2008 for Use of public property for generation of energy, the obligation to pay to the Federal Government the total amount of R$ 379,267, in monthly installments proportionate to the annual amount of R$ 11,852, annually adjusted by the IPCA (Note 18).

At December 31, 2015, the Subsidiary does not have derivative financial instruments to hedge these risks.

(ii)	Commodity price risk - Consolidated

Commodity price risk is that related to the variation in the prices of raw materials (commodities). During the construction of the Santo Antônio HEP, the Subsidiary is exposed to the variation in the prices of the main raw materials used in its equipment items, such as Iron - Heavy Plate, Electrolytic Copper, IPI-Metalúrgica (Col.32). The Subsidiary adopts the policy of monitoring monthly the commodity price risk.

(iii)	Credit risk – Consolidated

Credit risk of the counterparty is the risk existing due to the counterparty’s inability to comply with its financial obligations to the Company or its Subsidiary due to insolvency.

Aiming at managing this risk, the Company’s and its subsidiary’s relationships with financial institutions are only with prime institutions with ratings provided by international agencies such as Fitch Rating, Standard & Poor’s and Moody’s Investor and duly approved by the Company’s Board of Directors through the Financial Risk Management Policy.

Part of the Subsidiary’s agreements for sale of energy is backed by rules of the commercialization of electric energy in regulated environment. Additionally, the Subsidiary seeks to minimize its credit risks through guarantee mechanisms involving receivables from its customers and, as applicable, by means of bank guarantees.

(iv)	Liquidity risk – Consolidated

The Company and its Subsidiary permanently monitor short-, medium- and long-term, budgeted and actual cash flows, seeking to avoid possible mismatching and consequent financial losses, and to guarantee the liquidity requirements for operating needs. To equalize the negative working capital, the Subsidiary counts on a pre-approved supplementary long-term credit facility in the amount of R$ 129,000 and operating generation of cash and, if necessary, the Company counts on capital contributions by its stockholders.

(v)	Hydrological risk - Consolidated

In view of hydrological seasonality, the energy produced by a hydroelectric plant varies greatly over time, causing an impact on the production of energy. The cyclical conditions of the system in the last few years, with low rate of flow and low storage capacity of hydroelectric power plants, have caused significant decrease of hydraulic energy generated by the Energy Reallocation Mechanism (ERM), consequently increasing the exposure of the generating agent when participating in apportionment based on the Settlement Price for Differences (PLD), causing an expenditure with the Generation Scaling Factor (GSF) on the hydroelectric generators.

Accordingly, in order to reduce the exposure to this risk, the Subsidiary decided to renegotiate the hydrological risk with ANEEL, pursuant to Law 13.203/2015, product class SP93, in accordance with Regulatory Resolution 684/2015, for its sale of electric energy agreements in the Regulated Contracting Environment (ACR). The renegotiated amount is 1,498,478 average MW of the Santo Antônio HEP (Note 1).

(vi)	Sensitivity analysis - Consolidated

Regarding the most significant risk of increased inflation, the Subsidiary estimates that, in a probable scenario, at December 31, 2016, the IPCA rate will be 7.02%. For the most significant interest rate risk, the Company and its Subsidiary estimate that, in a probable scenario, at December 31, 2016, TJLP and CDI rates will be 7.87% and 13.89%, respectively.

The Company and its Subsidiary conducted a sensitivity analysis of the effects on consolidated results arising from an increase in rates of 25% and 50% in relation to the probable scenario, considered as possible and remote, respectively.

			At December 31, 2016
	Carrying amount at December 31, 2015	Estimated rates	Probable scenario	Possible scenario Risk increased by 25%	Remote scenario Risk increased by 50%
Assets
Cash and cash equivalents- CDI - (Note 4)	299.963	13,89%	341.623	352.038	362.453
Guarantee deposits (Note 7 )	545.175	13,89%	620.891	639.820	658.749
Liabilities
Debentures - IPCA - (Note 14.2)	(3.643.937)	7,02%	(3.899.705)	(3.643.937)	(3.643.937)
Borrowings (1) - TJLP - (Note 14.1)	(10.259.951)	7,87%	(11.067.900)	(11.269.887)	(11.471.874)
Concessions payable - IPCA - (Note 18)	(246.197)	7,02%	(263.478)	(267.798)	(272.118)
Social and environmenal provisions - IPCA (Note 19)	(330.492)	7,02%	(353.689)	(359.489)	(365.288)

Net liabilities exposed	(13.635.439)		(14.622.259)	(14.549.253)	(14.732.015)

Net effect of variations			(986.819)	(913.813)	(1.096.576)

(1)	The analysis does not consider the borrowing from Banco da Amazônia S.A., which funds arise from the Constitutional Fund for the Financing of the North Region (FNO). This borrowing is not pegged to the TJLP (Note 14.1(b)), its interest rate is fixed.

(c)	Capital management - Consolidated

By managing its capital, the purpose of the Company and its Subsidiary is to safeguard the capacity to continue as a going concern to offer return to the stockholders and benefits to the other stakeholders, in addition to pursuing the ideal capital structure to reduce this cost.

The financial leverage ratios were:

Description	December 31, 2015	December 31, 2014
Borrowings (Note 14.1)	10.868.080	9.884.117
Debentures (Note 14.2)	3.643.937	3.165.277
Less: Cash and cash equivalents (Note 4)	(299.963)	(241.129)

Net debt (A)	14.212.054	12.808.265
Total equity	7.251.097	6.994.901

Total capital (B)	21.463.151	19.803.166

Financial leverage ratio (C = A/B x 100)	66,22%	64,68%

4	Cash and cash equivalents

	December 31, 2015	December 31, 2014
Cash funds	24	20
Checking accounts	18	777
Financial investments
Bank deposit certificate (CDB)	75.725	2.382
Repurchase agreements	224.196	237.950

	299.963	241.129

The average return rate of financial investments is 100.37% of the CDI variation. The financial investments mature in up to 90 days, are readily convertible into cash and are subject to an insignificant risk of change in value.

Financial investments by financial institution:

Financial agent	Type of investment	Indexing unit	December 31, 2015	December 31, 2014
Banco do Brasil	CDB	CDI		1.362
Banco do Brasil	Repurchase agreement	CDI	74.948	106.092
BASA	CDB	CDI	2.065	1.020
Bradesco	Repurchase agreement	CDI	657	2.631
BTG	Repurchase agreement	CDI		75.744
Caixa	CDB	CDI	73.660
Itaú	Repurchase agreement	CDI	7	1.104
SAFRA	Repurchase agreement	CDI	74.016	5.015
Votorantim	Repurchase agreement	CDI	74.568	47.364

			299.921	240.332

5	Trade receivables – Consolidated

	December 31, 2015	December 31, 2014
Consumers - Industrial supply	109.078	69.340
Concessionaires - Conventional supply	191.853	211.594

	300.931	280.934

Trade receivables “Consumers – supply to industries” refers to receivables from energy consumers and trade receivables “Concessionaires – conventional supply” refers to receivables from energy dealers.

The Subsidiary’s billing term is usually 15 days, so the amounts of trade receivables correspond to fair value on the selling date.

The Subsidiary did not identify any evidences that its “Trade receivables” will not be realized, therefore it did not set up a provision for impairment of trade receivables.

The Subsidiary has no overdue receivables at December 31, 2015.

6	Taxes for offset - Consolidated

The balance of the “Taxes for offset” account, amounting to R$ 15,720 (2014 - R$ 65,367) recorded in current and non-current assets in 2015, refers substantially to withholding PIS and COFINS levied on sales and, in 2014, to PIS and COFINS credits determined mainly on purchases of electric energy for resale.

7	Guarantee deposits - Consolidated

	December 31,	December 31,
	2015	2014
Currrent
Debenture service reserve - 3rd issue	11.935	9.913
Electric Energy Trading Chamber - CCEE	34.212	8.245

	46.147	18.158
Non-current
Debt service reserve - BNDES	489.012	143.490
O&M reserve - BNDES	10.016	9.456

	499.028	152.946

	545.175	171.104

The balance of guarantee deposits in current assets comprises, respectively, the amount to cover the interest on the Company’s 3rd issue of debentures, paid semiannually, and the guarantee amount for settlement at the Electric Energy Trading Chamber (CCEE). The non-current asset for 2015 is comprised by an amount corresponding to six times the amount of the last installment of borrowing (BNDES direct and indirect, and FNO – Note 14.1) paid and, for 2014, to three times the amount of the last borrowing installment paid, in compliance with the clauses of the borrowing agreement with BNDES, as well as to the amount of R$ 9,084 (basis Feb/2014), corresponding to R$ 10,016 in December 2015, which must be held in the O&M reserve account during the whole term of the Fiduciary Assignment Agreement.

8	Recoverable expenses - Consolidated

	December 31, 2015	December 31, 2014
Current
Allianz Seguros	46
Consórcio Construtor Santo Antônio (i)	57.000	51.567
Consórcio Construtor Santo Antônio (ii)	1.452.441	1.383.211
(-) Provision for impairment (ii)	(678.551)	(678.551)

	830.936	756.227

Non-current
Energia Sustentável do Brasil S.A . (iii)	32.687	29.779

	863.623	786.006

Refers to disbursements that do not represent expenses for the Subsidiary and which will be reimbursed by its beneficiary. Expenses made by the Subsidiary, for which reimbursement is set forth in an agreement, are initially recognized in the Subsidiary’s profit or loss or property, plant and equipment, in accordance with their nature, and separately, as a credit to reduce this expense, the Subsidiary allocates the reimbursable portion as a contra entry to “Recoverable expenses”. Refunds are recorded at the amount of the reimbursed cost incurred and restated as set forth in each agreement. The amounts recorded in current assets, related to the Construction Consortium, must be realized in the course of 2016, concomitantly with the completion of the construction of the Santo Antônio HEP.

(i)	In accordance with the Santo AntônioHEP Implementation Agreement entered into between the Subsidiary and the Santo Antônio Construction Consortium (“CCSA”), the Subsidiary must pass on to CCSA the cost for the purchase of the volume of energy at the energy tariff price resulting from the Santo Antônio HEP auction (R$ 78.87/MWh), to allow for delays in the start-up of the generating units in relation to the schedule of the 1st amendment to the Concession Agreement;

(ii)	CCSA submitted to the Subsidiary a start-up schedule advancing for the second time the start-up date of the generating units from May 1, 2012 to December 15, 2011, in accordance with the 2nd amendment to the Concession Agreement. However, the start-up schedule of the generating units was not fully met, and the result thereof generated for the Subsidiary a reimbursement from CCSA in the amount of R$ 1,452,441. The management of the Subsidiary made, in 2014, additional analyses, including legal aspects, and changed its estimate of the asset’s realization value. Accordingly, an impairment of R$ 678,551 was recognized on the total reimbursable expenditure of R$ 1,452,441, to reflect the expected amount receivable of R$ 773,890.

To settle any doubts as to the use of the contractual limit considered in the calculation of a portion of the net result from the advance of the start-up date of the plant, established in the 2nd amendment to the Concession Agreement entered into with the National Electric Energy Agency (“ANEEL”), which gave rise to the referred impairment, the Subsidiary filed with the International Chamber of Commerce (“ICC”) the request for arbitration proceedings before the CCSA, which is confidential in accordance with ICC’s Arbitration Regulation. At December 31, 2015, the lawsuit awaits the establishment of the arbitration court.

(iii)	Refers to the commitment signed between the Subsidiary and Energia Sustentável do Brasil S.A. (ESBR) whereby the latter with compensate financially the Subsidiary for the change in location of the Porto Velho Collector Substation (SE Coletora), in order to satisfy the request of Porto Velho Transmissora de Energia S.A. This change has generated a cost decrease for ESBR as a result of the reduction, from what had been set forth in Public Auction Notice 006/08-ANEEL, of the extent of the transmission line which establishes the connection of the Jirau HEP with SE Coletora and an increase in the costs of the Subsidiary due to the need to increase, in relation to the provisions of Public Auction Notice 005/07-ANEEL, the extent of the transmission line which establishes the connection of the Santo Antônio HEP with SE Coletora. The commitment provides for the restatement of the balance based on the IGP-M. The Subsidiary has requested arbitration to receive its credit from ESBR.

9	Deferred income tax and social contribution – Consolidated

a)	Composition

Income tax and social contribution recorded in the year are determined on current and deferred bases. These taxes are calculated based on the tax laws in effect on the balance sheet date and are recognized in the statement of operations. Deferred income tax and social contribution are calculated at the rates of 25% e de 9%, respectively.

Deferred income tax and social contribution are mainly recognized on: a) tax losses and social contribution tax loss carryforward; and b) FID provision – Availability Factor (Note 20) which corresponds to a temporary difference between the tax basis and the carrying amount recorded at December 31, 2015. This difference will be deductible in future years, when the provision is settled.

The total deferred tax asset amount recognized in the financial statements at December 31, 2015 is as follows:

	December 31,	December 31,
	2015	2014
Balance at the beginning of the year	12.340	8.956
Changes
Temporary provisions
Debenture issue transaction costs	(18.702)
Borrowings transaction costs	(5.477)
Provision for the availability factor - FID	355.973
Tax loss/ Tax loss carryforwards	1.457.095
Amortization of temporary difference		(9.120)
Amortization- Issue of debentures transaction costs	3.561	1.084
Amortization - Borrowings transaction costs	1.209	1.123
Amortization of use of public property	(1.499)	19.473
Amortization of land	(74)
Amortization of easements	(2)
Amortization of preoperating expenses - Carried out in accordance with the start-up of turbines. 1/44th per month/turbine is amortized	(3.140)	(2.608)

	1.788.944	9.951
IRPJ - 15%	268.342	1.493
IRPJ surtax - 10%	178.894	995
IRPJ - 25%	447.236	2.488
CSLL - 9%	161.005	896

Tax charge	608.241	3.384

Balance at the end of the year	620.581	12.340

Tax losses and social contribution tax loss carryforward do not expire in Brazil.

b)	Realization of corporate income tax and social contribution

The recognition and the amount of deferred tax assets depend on the future generation of taxable income, which requires the use of estimates of the future performance of the Company and of its subsidiary. These estimates are included in the business plan that is sent annually for approval of the Board of Directors. This plan is prepared by the Executive Board, which uses as main variables the energy sales agreement entered into with its customers, operating costs and expenses based on inputs defined by the regulatory agencies, restatement of debts based on pre-established rates (especially the corporate income tax and the IPCA). These variables are obtained from specialized external consultants, from the Company’s and its subsidiary’s historical performance and from their ability to create taxable income.

	Balance						Realization
Assets	2015	2016	2017	2018	2019	2020	After 2020
Tax losses (inc.tax) and tax loss carryforward (soc. contr.)	495.413						495.413
Temporary provisions - FID (ii)	121.031	121.031
Amortization of preoperating expenses (iii)	4.716	137	137	137	137	137	4.031
Amortization of land and easements (iii)	730	26	26	26	26	26	600
Right to allocation - UPP (iii)	14.272	510	510	510	510	510	11.722
Consideration of transaction costs - debt (iv)	(15.581)	(1.300)	(1.300)	(1.300)	(1.300)	(1.300)	(9.081)

	620.581	120.404	(627)	(627)	(627)	(627)	502.685

Deferred corporate income tax and social contribution assets are recognized on:

(i)	Tax losses and social contribution tax loss carry-forward – the Subsidiary recognized in 2015 tax credit of R$ 495,413 arising from deferred income tax and social contribution, calculated on tax losses and tax loss carryforward accumulated up to December 31, 2014;

(ii)	FID temporary difference – The temporary difference is related to the provision for the Availability Factor (FID) (Note 20), corresponding to the difference between the asset tax basis and the carrying amount for which this event was recorded in the financial statements at December 31, 2015. This will result in an amount deductible in future periods when the amount recorded as provision is settled;

(iii)	Temporarily non-taxable expenses;

(iv)	Tax expenses that will be reflected in the books in subsequent periods.

Considering the limits for using tax losses and the known impacts on the position of deferred taxes, the Company and its subsidiary estimate that it will be necessary to generate taxable income at the Subsidiary of about R$ 4,856,987 in the next years in order to realize the deferred tax assets presented at December 31, 2015.

The Company reviews annually the projection of taxable income using its business plan as basis. If such projection indicates that the taxable income will not be sufficient to absorb the deferred tax, the asset portion that will not be recovered will be written off.

10	Investments –Parent Company

The Company consolidates its wholly-owned subsidiary Santo Antônio Energia S.A.

(i)	Information on the investment:

	Number of subscribed shares		Direct interest (%)		Equity		Gain (loss)
	December 31, 2015	December 31, 2014	December 31, 2015	31 de dezembro December 31, 2014	December 31, 2015	31 de dezembro December 31, 2014	December 31, 2015	December 31, 2014
Santo Antônio Energia S.A.	9.137.870.456	9.117.870.456	100	100	6.730.643	6.443.915	33.558	(2.202.228)

(ii)	Changes in the investment in the Subsidiary:

During the year ended December 31, 2015, capital contributions were made in the Subsidiary totaling R$ 253.170. Following are the changes in this investment:

	Santo Antônio Energia S.A.
	2015	2014
Balance at the beginning of the year	7.251.457	6.685.664
Capital contribution	190.690	2.481.370
Advance for future capital increase	62.480	295.740
Amortization of capitalized charges (Parent Company)	(19.828)	(9.088)
Profit (loss) for the year	33.558	(2.202.229)

Balance at the end of the year	7.518.357	7.251.457

(a)	In order for the financial statements to actually reflect the financial statements of a single economic entity, pursuant to CPC 36 – Consolidated Financial Statements, the financial charges of the debentures issued by the Parent Company in 2009 and settled in 2013, with the specific objective of financing the construction of the Santo Antônio HEP, are presented as capitalized, in the same manner as the financial charges of the project obtained in the Subsidiary are treated. And, in order for the equity in MESA’s consolidated and individual balance sheets to be equal, the consolidated balance sheet adjustments were transferred to MESA’s parent company financial statements under the investments account. The amortization of the capitalized financial charges follows all of the criteria for depreciation of the Subsidiary’s property, plant and equipment. For this reason, there is a difference between the investee’s equity and the investments balance recorded at the parent company.

11	Property, plant and equipment - Consolidated

Property, plant and equipment is recorded at acquisition or construction cost. Includes the capitalization of charges on borrowings made specifically to finance projects, net of revenues earned with these funds. The measurement of capitalizable borrowing costs, in consolidated, considers all borrowings of the Company and its subsidiary as if they were only one economic entity. Therefore, it includes charges on the debt raised by the Company and paid as capital in the Subsidiary. These charges are being appropriated on a monthly basis proportionately to the number of generating units under construction.

It also includes: (a) advances to suppliers for acquisition of goods that are part of property, plant and equipment; (b) inventory of goods for application in property, plant and equipment; (c) expenditures related to environmental actions for protection, monitoring, reforestation, recovery or compensation for social and environmental impacts; and (d) expenditures incurred to the benefit of the works as a whole.

		December 31, 2015			December 31, 2014
	Average annual depreciation rates %	Historical cost	Accumulated depreciation	Net amount	Net amount
Property, plant and equipment in use
Land	3,20%	67.171	(3.745)	63.426	65.013
Reservoirs, dams and water mains	3,34%	7.872.710	(415.328)	7.457.382	6.872.907
Buildings, civil works and improvements	3,43%	3.939.662	(204.775)	3.734.887	2.365.049
Machinery and equipment	4,12%	6.421.714	(476.877)	5.944.837	5.283.340
Furniture and fittings	6,25%	44		44

Total property, plant and equipment in use		18.301.301	(1.100.725)	17.200.576	14.586.309
Property, plant and equipment in progress
Land		483		483	483
Reservoirs, dams and water mains		412.368		412.368	2.018.200
Buildings, civil works and improvements		635.875		635.875	475.234
Machinery and equipment		1.479.301		1.479.301	976.118
Vehicles		3.844		3.844	2.893
Furniture and fittings		6.448		6.448	4.724
To be apportioned		1.443.975		1.443.975	1.578.291
Materials in storage		51.686		51.686	45.373
Advances to suppliers		726.869		726.869	1.100.364
Other		16.582		16.582	13.660

Total property, plant and equipment in progress		4.777.431		4.777.431	6.215.340

Total property, plant and equipment		23.078.732	(1.100.725)	21.978.007	20.801.649

Advances to suppliers refer mainly to 5% of the total amount of the Santo Antônio HEP Implementation Agreement, discounted from 5% of total services provided and equipment delivered, plus amounts estimated in the Santo Antônio HEP agreements signed for purchase of machinery and equipment. All of the advances made are for acquisition of property, plant and equipment items.

In 2015, the Subsidiary capitalized to property, plant and equipment the amount of R$ 579,558 (2014—R$ 498,543) corresponding to charges on borrowings obtained with the specific purpose of financing the construction of the Santo Antônio HEP.

The Company capitalized to property, plant and equipment, up to December 31, 2013, the financial charges of debentures totaling R$ 827,572, using the same criteria as the Subsidiary. Accordingly, the Company has R$ 702,152 recorded in property, plant and equipment in use and keeps R$ 125,415 in property, plant and equipment in progress, which will be transferred to property, plant and equipment in use as the new generating units go into commercial operation.

At December 31, 2015, the Subsidiary has commitments amounting to R$ 173,102 related to the Engineering, Procurement and Construction (EPC) contract for the construction of the hydroelectric enterprise.

Changes in property, plant and equipment for the years ended December 31 were as follows:

2015

	December 31, 2014	December 31, 2015
	Net amount	Additions	Reclassification	Transfer to property, plant and equipment in use	Depreciation	Net amount
Property, plant and equipment in use
Land	65.013				(1.587)	63.426
Reservoirs, dams and water mains	6.872.907			761.959	(177.484)	7.457.382
Buildings, civil works and improvements	2.365.049			1.463.184	(93.346)	3.734.887
Machinery and equipment	5.283.340			861.687	(200.190)	5.944.837
Furniture and fittings				44		44

Total PPE in use	14.586.309			3.086.874	(472.607)	17.200.576
Property, plant and equipment in progress
Land	483					483
Reservoirs, dams and water mains	2.018.200	440.896	(1.435.817)	(610.911)		412.368
Buildings, civil works and improvements	475.234	256.967	1.254.479	(1.350.805)		635.875
Machinery and equipment	976.118	1.014.470	181.338	(692.625)		1.479.301
Vehicles	2.893	951				3.844
Furniture and fittings	4.724	1.768		(44)		6.448
To be apportioned	1.578.291	298.173		(432.489)		1.443.975
Materials in storage	45.373	6.313				51.686
Advances to suppliers	1.100.364	(373.495)				7 26.869
Other	13.660	2.922				16.582

Total PPE in progress	6.215.340	1.648.965		(3.086.874)		4.777.431

Total property, plant and equipment	20.801.649	1.648.965			(472.607)	21.978.007

2014

	December 31, 2013	December 31, 2014
	Net amount	Additions	Transfer to property plant and equipment in use	Depreciation	Net amount
Property, plant and equipment in use
Land	52.341		14.226	(1.554)	65.013
Reservoirs, dams and water mains	6.727.762		292.152	(147.007)	6.872.907
Buildings, civil works and improvements	1.484.406		930.784	(50.141)	2.365.049
Machinery and equipment	2.840.944		2.612.825	(170.429)	5.283.340

Total PPE in use	11.105.453		3.849.987	(369.131)	14.586.309
Property, plant and equipment in progress
Land		483			483
Reservoirs, dams and water mains	1.751.425	1.029.183	(762.408)		2.018.200
Buildings, civil works and improvements	434.967	52.357	(12.090)		475.234
Machinery and equipment	1.841.204	909.776	(1.774.862)		976.118
Vehicles	2.078	5.324	(4.509)		2.893
Furniture and fittings	2.748	1.976			4.724
To be apportioned	2.067.677	806.732	(1.296.118)		1.578.291
Materials in storage	40.267	5.106			45.373
Advances to suppliers	1.368.484	(268.120)			1.100.364
Outros	10.679	2.981			13.660

Total PPE in progress	7.519.529	2.545.798	(3.849.987)		6.215.340

Total property, plant and equipment	18.624.982	2.545.798		(369.131)	20.801.649

The Subsidiary adopts depreciation under the straight-line method. Depreciation is based on the amount of the asset proportionately to the number of generating units in operation that it serves in relation to the number of generating units that the asset will serve when the construction phase of the Santo Antônio HEP is concluded.

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

Based on the analysis mentioned in Note 2.5, the Company and the subsidiary managements will operate at their optimal capacity in the estimated period, and the assets are recoverable in full.

12	Intangible assets - Consolidated

		December 31, 2015			December 31, 2014
	Average annual amortization rate %	Historical cost	Accumulated amortization	Net amount	Net amount
Intangible asset in use
Permanent easement	3,20%	737	(88)	649	672
Software	20,00%	8.795	(4.805)	3.990	5.677
Right of concession - Use of public property (UPP)	3,20%	199.339	(23.921)	175.418	181.797

Total intangible assets in use		208.871	(28.814)	180.057	188.146
Intangible assets in progress
Software		17.222		17.222	8.227
Permanent easement		5.100		5.100

Total intangible assets in progress		22.322		22.322	8.227

Total intangible assets		231.193	(28.814)	202.379	196.373

13	Trade payables

	December 31,	December 31,
	2015	2014
Current
Supply of electric energy	13.717	40.579
CCEE (purchase of short-term energy)(i)	504.755	266.242
Charges for the use of electric network (ii)	73.351	60.788
Materials and services	85.969	354.444
Santo Antônio Construction Consortium (iii)	298.425	464.260

	976.217	1.186.313

(i)	The balance of the Electric Energy Trading Chamber (CCEE) account represents a debt position of SAE in energy purchase and sale operations carried out under that chamber. In addition to energy balance, CCEE is responsible for the collection of charges such as the Availability Factor (FID) and Generation Scaling Factor (GSF). At December 31, 2015, the recorded amount includes R$ 193,208 related to the GSF renegotiation (Note 1).

(ii)	Charges for the use of the electric network – is an obligation arising from agreement signed with the Electric System National Operator (ONS) and transmission concessionaires for energy transmission services. The amounts are determined based on the tariff for the use of basic network transmission and the amount of use of the transmission system contracted by Santo Antônio HEP.

(iii)	Expenses incurred with strikes and stoppages occurred between 2009 and 2013, which resulted in the increase of the costs of the EPC contract due to productivity losses and the granting of salary increases and other benefits to consortium workers, are recorded under the “Santo Antônio Construction Consortium” caption. In 2015, the Subsidiary settled the amount of R$ 207,968 thousand related to expenses incurred with strikes and stoppages between 2009 and 2012, which are guaranteed by CCSA through enforceable guarantee upon the determination of the debts (strike effects) and credits (reimbursable expenditures). When calculating reimbursable expenditures, the impacts arising from the Subsidiary’s claims before ANEEL should be considered.

14	Borrowings and debentures– Consolidated

Borrowings and debentures are recognized initially at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of operations over the period the borrowings are outstanding using the effective interest rate method.

Financial instruments which redemption is mandatory on a specific date are classified as liabilities.

Borrowings and debentures are classified as current liabilities unless the Company and its subsidiary have an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Borrowing costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the entity and costs can be measured reliably (Note 11). The other borrowing costs are recognized as finance costs in the period in which they are incurred.

14.1	Borrowings – Consolidated

	Currency	Financial charges	December 31, 2015	December 31, 2014
BNDES - Indirect (a)	R$	TJLP	222.985	194.652
BNDES - Direct(a)	R$	TJLP	210.427	184.841
Transaction costs to be amortized (CPC 08) - BNDES (a)			(14.134)
Banco da Amazônia S.A. - FNO (b)	R$	Interest of 10% p.a.	21.637	12.953

Current liabilities			440.915	392.446

	Currency	Financial charges	December 31, 2015	December 31, 2014
BNDES - Indirect (a)	R$	TJLP	4.990.005	4.522.461
BNDES - Direct (a)	R$	TJLP	4.836.534	4.371.549
Transaction costs to be amortized (CPC 08) - BNDES (a)	R$		(11.331)	(21.285)
Banco da Amazônia S.A. - FNO (b)	R$	Interest of 10% p.a.	611.957	618.946

Non-current liabilities			10.427.165	9.491.671

			10.868.080	9.884.117

(a)	Banco Nacional de Desenvolvimento Econômico e Social - BNDES

The installments released arise from the financing agreement with the National Bank for Economic and Social Development (BNDES), the Direct Financing Agreement 08.2.1120.1 in the amount of R$ 3,092,586 and the Repass Agreement 01/2009 in the amount of R$ 3,042,586 through financial agents. A portion of the supplementary financing funds has also been released and both the Supplementary Direct Financing Agreement 12.2.1307.1 and the Supplementary Repass Agreement 01/2013 have the same amount of R$ 995,000 each.

The referred financing agreements are intended for the implementation of the Santo Antônio HEP (Note 1). The main conditions are:

(i)	Maturity of the installments – non-current (principal and charges)

	Non-current
	2017	2018	2019	2020	2021	After 2021	Total
Principal and charges	488.352	575.982	582.963	582.963	582.963	7.013.316	9.826.539

	488.352	575.982	582.963	582.963	582.963	7.013.316	9.826.539

(ii)	Guarantees

(a)	Pledge of the total number of the Subsidiary’s shares owned by the Company, which are delivered to BNDES by means of a pledge of shares and other covenants agreement;

(b)	Fiduciary assignment between the Subsidiary and BNDES involving its ownership rights in view of the Concession Agreement for the Use of Public Property for the generation of electric energy, including the credit rights of its ownership related to Electric Energy Purchase and Sale Agreements (CCVEs) and the Energy Sales in Regulated Environment Agreements (CCEARs), Purchase of Carbon Emission Reduction Agreements (CCRECs), should they be signed, and conditional assignment of the agreement for the Santo Antônio Hydroelectric Plant execution project;

(c)	Stockholders’ support and other covenants to ensure payment of any obligations of the financing agreement;

(d)	Stockholders’ support to cover shortages that may occur during the execution of the project, in addition to frustration of the sources of funds established to be used in the project’s investments;

(e)	Eletrobrás and Cemig guarantees to ensure payment of any obligations of the financing agreements and shortages that may occur during execution or frustration of the sources of funds established for the project;

(f)	Supplementary stockholders’ support and other covenants to ensure payment of any obligations of the supplementary financing agreement.

(iii)	Restrictive covenants

The financing contracted by the Subsidiary from BNDES, previously mentioned, contains covenants, among other restrictive clauses, on the relation between total assets and equity, which are being duly complied with by the Subsidiary, except for the debt service coverage ratio (ICSD) established by BNDES, minimum of 1.2, calculated in the period from January through December 2014 and 2015, for which the Subsidiary obtained a waiver from all financial agents and debenture holders in December 2014 and December 2015, respectively.

(b)	Banco da Amazônia S.A.

The installments released arise from a financing agreement entered into by the Subsidiary and Banco da Amazônia S.A. on March 11, 2009, and approved based on Executive Board Decision 1.120/2008, of December 16, 2008, with the Company and its stockholders as intervening parties, in the total amount of R$ 503,420, which funds arise from the Constitutional Fund for the Financing of the North Region (FNO). The objective of the referred financing agreement is the implementation of the Santo Antônio Hydroelectric Plant (Note 1). The main conditions of the financing are:

(i)	Maturity of the installments - non-current (principal and charges)

	Non-current
	2017	2018	2019	2020	2021	After 2021	Total
Principal and charges	44.472	44.472	44.472	44.472	44.472	389.597	611.957

	44.472	44.472	44.472	44.472	44.472	389.597	611.957

(ii)	Guarantees and restrictive covenants

Banco da Amazônia shares the same guarantees and restrictive covenants presented in Note 14.1 (a) (ii) and (iii).

(c)	Changes in borrowings

	Current	Non-current
Balance at December 31, 2014	392.446	9.491.671
Financial charges accrued	585.071	342.903
Financial charges paid	(622.487)
Amortization of principal	(377.916)
Borrowings		1.060.573
Transaction costs	(1.226)	(2.955)
Transfers	465.027	(465.027)

Balance at December 31, 2015	440.915	10.427.165

14.2	Debentures – Consolidated

						December 31, 2015			December 31, 2014
	Series	Unit value (in reais)		Remuneration	Principal	Charges	Transaction costs	Total	Total
1st issue (a)	1st and 2nd						(50)	(50)
2nd issue (b)	Single	R$	100.000,00	IPCA + interest of 6.2% p.a.		375	(560)	(185)	226
	1st			IPCA + interest of 7.05% p.a.		3.314	(549)	2.765	3.047
3rd issue (c)		R$	10.000,00
	2nd			IPCA + interest of 7.49% p.a.		8.789	(1.455)	7.334	8.096

Current liabilities						12.478	(2.614)	9.864	11.369
	1st				971.587	215.017	(532)	1.186.072	1.008.674
1st issue (a)		R$	1.000,00	IPCA + interest of 6.5% p.a.
	2nd				971.587	166.515	(532)	1.137.570	967.433
2nd issue (b)	Single	R$	100.000,00	IPCA + interest of 6.2% p.a.	523.723		(3.407)	520.316	469.220
	1st			IPCA + interest of 7.05% p.a.	229.540		(3.793)	225.747	202.119
3rd issue (c)		R$	10.000,00
	2nd			IPCA + interest of 7.49% p.a.	573.850		(9.482)	564.368	506.462

Non-current liabilities					3.270.287	381.532	(17.746)	3.634.073	3.153.908

					3.270.287	394.010	(20.360)	3.643.937	3.165.277

(a)	Subsidiary – 1st issue

In September 2012, the Subsidiary entered into an agreement for the issue of 1,520,120 debentures non-convertible into shares, with real guarantee and additional guarantees, divided into two series, the first one received on October 25, 2012, in the amount of R$ 760,060 (R$ 770,448, restated up to the date of receipt) and the second series received on June 28, 2013, in the amount of R$ 760,060 (R$ 809,346, restated up to the date of receipt), with the Government Severance Indemnity Fund for Employees Investment Fund (FI-FGTS) as debenture holder, Pentágono S.A. Distribuidora de Títulos e ValoresMobiliários as fiduciary agent and representative of the debenture holder, and the Company as intervening consenting party.

The objective of this issue was to raise funds for the development, implementation and construction of the Santo Antônio HEP original project and its associated transmission system for exploitation of the concession (Note 1).

FI-FGTS, as debenture holder, shares the same guarantees presented in Note 14.1 (a) (ii). The restrictive covenants of this agreement are being adequately complied with by the Subsidiary.

The 1st series of this issue matures in 15 annual installments starting 2023 and the 2nd matures in 15 annual installments starting 2024. The annual amounts of the debenture installments are stated in item (d) of this Note.

(b)	Subsidiary – 2nd issue

In December 2012, the Subsidiary issued 4,200 nonconvertible into shares unsecured debentures, with additional real and fidejussory guarantee, in a single series, received on January 24, 2013, in the restated amount of R$ 424,924. The unitary nominal value of the debentures is R$ 100, totaling R$ 420,000, with Pentágono S.A. Distribuidora de Títulos e ValoresMobiliários as fiduciary agent representing the communion of debenture holders and the Company as intervening consenting party.

The objective of this issue was to raise funds for the development, implementation and construction of the Santo Antônio HEP original project and its associated transmission system for exploitation of the concession (Note 1).

The debenture holders share the same guarantees presented in Note 14.1 (a) (ii). The restrictive covenants of this agreement are being adequately complied with by the Subsidiary.

Interest is paid on a semiannually basis, while the principal matures as follows: 5.5% on 12.27.2017; 17.5% on 12.27.2019, 25% on 12.27.2020; 24% on 12.27.2021; and the balance on 12.27.2022. The annual amounts of the debenture installments are stated in item (d) of this Note.

(c)	Subsidiary – 3rd issue

On April 15, 2014, the Subsidiary issued 70,000 nonconvertible into shares unsecured debentures, with additional real and fidejussory guarantee, divided into two series, totaling R$ 700 million, for public distribution, pursuant to Instruction 400 of December 29, 2003 of the Brazilian Securities Commission (CVM), with Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários as fiduciary agent and representative of the debenture holders and the Company as intervening consenting party. The two series were received between May 2 and 5, 2014, the 1st series totaling R$ 200 million (R$ 201 million restated up to the date of receipt) and the 2nd series totaling R$ 500 million (R$ 504 million, restated up to the date of receipt).

The objective of this issue was to raise funds for making viable and implementing the 50 generating units of Santo Antônio HEP.

The debenture holders of this 3rd issue share the same guarantees and restrictions presented in Note 14.1 (a) (ii) and (iii).

Interest is paid on a semiannually basis, while the principal matures as follows: 1st series – 16.4% on 4.15.2020 – 49.3% on 4.15.2021 and the balance on 4.15.2022; 2nd series – 25.1% on 4.15.2022 – 55.6% on 4.15.2023 and the balance on 4.15.2024. The annual amounts of the debenture installments are stated in item (d) of this Note.

(d)	Maturity of debenture installments – non-current (principal and charges)

	Non-current
	2017	2018	2019	2020	2021	After 2021	Total
Principal and charges	28.805		91.651	168.575	238.857	3.123.931	3.651.819

	28.805		91.651	168.575	238.857	3.123.931	3.651.819

(e)	Changes in debentures

	Current	Non-current
Balance at December 31, 2014	11.369	3.153.908
Financial charges accrued	87.615	474.935
Financial charges paid	(86.506)
Amortization of transaction costs	2.616
Transfer of transaction costs	(5.230)	5.230

Balance at December 31, 2015	9.864	3.634.073

15	Taxes and contributions

	December 31, 2015	December 31, 2014
Current
ICMS	12.055	8.736
ICMS - difference of tax rates (i)	15.700	14.073
INSS	890	790
ISS	1.145	5.975
Other	1.963	1.184

	31.753	30.758
Non-current
ICMS - difference of tax rates (i)	38.377	41.941

	70.130	72.699

(i)	The Subsidiary opted for the tax benefit established in State Decree/RO 18.496, of January 8, 2014, which reduced to 2% the ICMS DA (Rate Differential), arising from the receipt of goods or assets intended for the installation, construction, operation and maintenance of the hydroelectric plant in interstate transactions. The balance of the tax payable of R$ 54,077, recorded in current and non-current liabilities, corresponds to receipts recorded in the period from 2009 to June 2014 and is being paid in 60 monthly installments since July 2014. The balance of the installment payment is restated annually based on the standard fiscal unit (UPF) of the State of Rondônia subject to interest of 1% per month.

Estimated installments of ICMS rate differential in non-current liabilities:

2017	13.641
2018	15.741
2019	8.995

38.377

16	Advances from customers – Consolidated

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

On February 6, 2015, the Subsidiary received R$ 292,395 net of taxes, as advance from customers related to energy sale agreements signed with Furnas Centrais Elétricas S.A., Cemig Geração e Transmissão S.A. and Odebrecht Comercializadora de Energia S.A..

The amounts advanced are amortized monthly in accordance with the supply of energy contracted, as shown below:

	Current	Non-current
Balance at January 1, 2014	117.914
Advances	154.789
Monetary restatement - IPCA	13.526
Recognition of revenue	(239.545)

Balance at December 31, 2014	46.684

Advances	74.667	225.333
Monetary restatement - IPCA		35.608
Monetary restatement - CDI	12.030
Recognition of revenue	(46.684)

Balance at December 31, 2015	86.697	260.941

17	Performance bond – Consolidated

Refers to the withholding of 5% of the amount advanced on the agreements signed for the purchase of machinery and equipment for the Santo AntônioHEP, especially for the construction, transportation and assembly of the 50 energy generating turbines and control panels. The amount withheld is the guarantee of delivery of the products within the period of time established. At December 31, 2015, the amount of R$ 333,759 (2014 - R$ 279,837) is recorded in liabilities, of which R$ 114,169 (2014 – R$ 95,188) in current liabilities and R$ 219,590 (2014 – R$ 184,649) in non-current liabilities.

18	Concessions payable – Consolidated

This refers to an obligation assumed by the Subsidiary in Concession Agreement 001/2008 for Use of Public Property for the generation of energy, to pay to the Federal Government the total of R$ 379,267, in equal monthly installments, as from the date the first generating unit went into commercial operation, on March 30, 2012, up to the 35th year of concession. The payment amount is restated annually based on the IPCA. The total amount of the obligation is recorded at the total present value of the UPP until the end of the concession agreement discounted at the rate of 6.94% p.a.

Aiming at adequately reflecting the pecuniary consideration and the respective obligation to the Federal Government, the amounts of the concession were recorded in intangible assets (Note 12) as contra entry to liabilities.

(a)	Changes

	Current	Non-current
Balance at December 31, 2014	17.502	209.212
Restatement - IPCA		49.275
Adjustment to present value		(11.503)
Payments	(18.289)
Transfers	20.088	(20.088)

Balance at December 31, 2015	19.301	226.896

(b)	Maturities of the concession payable recorded in non-current liabilities

2017	20.069
2018	20.549
2019	20.918
2020	21.273
2021	21.642
2022 a 2043	122.445

226.896

19	Social and environmental provisions – Consolidated

The Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) granted environmental licenses to the Subsidiary, and they impose conditions for the construction of the development. Such obligations, that are related to environment protection actions, monitoring, reforesting, recovery and compensation for social and environmental impacts, were estimated and are monitored by the Subsidiary’s Management. These expenditures related to the construction were estimated and recorded as cost of property, plant and equipment, in Reservoir, dams and water mains. That estimate was made by the Subsidiary’s sustainability and environment area and submitted to approval by the Company’s Board of Directors at the time of approval of the company’s business plan.

	December 31, 2015	December 31, 2014
Current
Basic environmental programs (i)	51.782	99.205
Environmental compensation (ii)	12.108	12.108

	63.890	111.313
Non-current
Basic environmental programs (i)	197.207	188.405
Environmental compensation (ii)	69.395	59.764

	266.602	248.169

	330.492	359.482

(i)	The Subsidiary’s management estimates of the social and environmental expenses that the Subsidiry will incur in order to mitigate the impact caused by the construction to the Santo Antônio HEP, in compliance with the programs established in the Installation License 540/2008 and Operation License 1,044/2011 issued by IBAMA are recorded under the “Basic environmental programs” caption. These licenses establish that the following Basic Environmental Programs (PBA) among others, be performed:

•	Groundwater Table Monitoring Program;

•	Seismological Monitoring Program;

•	Climate Monitoring Program;

•	Flora Conservation Program;

•	Fauna Conservation Program;

•	Ictiofauna Conservation Program;

•	Public Health Program;

•	Relocation of Affected Population Program;

(a)	Changes in environmental provisions during the year ended December 31, 2015

	Circulante	Não circulante
Saldo em 31 de dezembro de 2014	99.205	188.405
Atualização monetária - IPCA		26.113
Realizações	(64.734)
Transferências	17.311	(17.311)

Saldo em 31 de dezembro de 2015	51.782	197.207

(ii)	The amount recorded in “Environmental compensation”, calculated based on Law 9,985/00 and on Decree 6,848/09, corresponds to 0.5% (R$ 56,159) of the reference value of the enterprise, as defined in Operation License 1,044/11, issued by IBAMA. These funds, which are used to compensate for environmental impacts caused by the construction work and which at December 31, 2015 amount to R$ 12,108 in current liabilities (2014 – R$ 12,108) and R$ 69,395 in non-current liabilities (2014 – R$ 59,764), are being restated based on the SELIC, in accordance with regulatory instructions issued by IBAMA, which replaced the IPCA-e restatement index with Selic.

20	Provision for contingencies – Consolidated

The existing contingent liabilities and provisions are mainly linked to discussions in the legal and administrative spheres and arise mostly from labor, environmental, civil and tax lawsuits.

Based on the opinion of their external legal advisors, the Company’s and the subsidiary’s managements classify these lawsuits in accordance with their probability of loss, as follows:

a)	Probable loss – includes lawsuits whose probability of loss is higher than of success or, the probability of loss is higher than 50%.

b)	Possible loss – these are lawsuits whose possibility of loss is higher than remote. They may be lost, however the elements available are not sufficient or clear enough to make it possible to conclude that they will be lost or won. In terms of percentage, the probability of loss is between 25% and 50%. The Company and its subsidiary do not set a provision for these lawsuits, which are commented on in a note.

(a)	Probable risk

(i)	Regulatory

FID (Availability Factor)

On July 31, 2015, the Federal Regional Court of the 1st Region granted the Subsidiary’s request for temporary relief to suspend the application of the Availability Factor (FID) related to the Santo Antônio HEP generating units not delivered by the Electric System National Operator (ONS). The referred decision orders that the National Electric Energy Agency (ANEEL) and the Electric Energy Trading Chamber (CCEE) adopt the procedures that are necessary for the effectiveness of such decision in the accounting and settlements and the referred chamber. The balance of R$ 355,973 represents the effect of the limits of the application of FID on the Santo Antônio HEP.

(ii)	Administrative environmental

Refers to the notice of infringement issued on December 23, 2008, by the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) of R$ 7,700. The reason for the notice is to impose a fine on the Subsidiary for alleged environment-damaging behavior characterized by the alleged mortality of 11,000 kg of various species of fish as a result of possible pollution in the cofferdams of the Santo Antônio HEP, in the Madeira river, city of Porto Velho, State of Rondônia.

On January 13, 2009, the Subsidiary presented an administrative defense. On July 19, 2011, the IBAMA Technical Team informed about the increase in the amount of the fine and notified the Subsidiary to present the Final Allegations. On August 8, 2011, the Subsidiary presented a manifestation about the fine increase and Final Allegations. On November 25, 2014 the denial of the Subsidiary’s defense was received. On December 15, 2014, the Subsidiary filed an administrative appeal against the decision of denial. According to the understanding of its lawyers, a probable loss of R$ 10,920 related to the merits of the notice of infringement (2014 - R$ 9,664) and possible loss with respect to the penalty aggravations mentioned in the referred notice are expected.

(iii)	Civil

This refers to an action for damages to a trader who alleges that his business premises were affected by the flooded area as a result of the construction of the hydroelectric plant. Indemnity is calculated at R$ 63.

(b)	Possible risk

At December 31, 2015, lawsuits amounting to R$ 2,387,965, shown below, are considered as possible losses. These lawsuits are regularly revalued by the Company and subsidiary managements and legal advisors and do not require the recognition of provisions in the financial statements.

December 31, 2015
Labor	32.948
Civil	1.795.386
Administrative - Environmental	17.490
Administrative - Tax	542.141

2.387.965

Following are the main lawsuits whose risk of loss is considered possible:

(i)	Labor

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

(iii)	Administrative environmental

Various notices of infringement related to environmental issues such as mortality of fish and ground clearance by fire in areas of the Subsidiary.

(iv)	Administrative - taxes

Administrative proceedings to discuss the non homologation of requests for compensation formally submitted to the Special Federal Revenue Office, as well as to discuss compensation for Withholding Income Tax (IRRF) and notifications from the Municipal Department of Finance of the city of Porto Velho and from the State Secretariat of Finance of the State of Rondônia.

21	Other provisions - Consolidated

At December 31, 2015, the amount of R$ 210,325 (2014 – R$ 176,698) refers to reimbursement to CCSA by the Subsidiary of costs related to the extension of the start-up schedule due to stoppages caused by strikes in the years from 2009 to 2013 (Act of God – force majeure events) at the Santo Antônio HEP construction site.

22	Deferred income tax and social contribution liability

At December 31, 2015, the deferred tax amount refers to temporary differences arising from the capitalization of financial charges.

Changes in the deferred taxes account is as follows:

	December 31,	December 31,
	2015	2014
Balance at the beginning of the year	274.564	277.654
Changes
Amortization of capitalized charges	(19.828)	(9.088)

	(19.828)	(9.088)
IRPJ - 25%	(4.957)	(2.272)
CSLL - 9%	(1.785)	(818)

Tax charge	(6.742)	(3.090)

Balance at the end of the year	267.822	274.564

The Company estimates that the deferred tax liability will be realized as follows:

	Balance	Realization
Liabilities	2015	2016	2017	2018	2019	2020	After 2020
Amortization of capitalized financial charges	267.822	9.046	9.046	9.046	9.046	9.046	222.592

	267.822	9.046	9.046	9.046	9.046	9.046	222.592

Deferred corporate income tax and social contribution liabilities are realized through amortization of the capitalized financial charges, calculated in accordance with the end of the concession period and the progressive realization of the start-up schedule of the turbines.

23	Equity

(i)	Subscribed and paid-up capital

At December 31, 2015, the Company’s subscribed and paid-up capital amounts to R$ 9,761,952 (2014 – R$ 9,455,706) divided into 9,761,952,724 (2014 – 9,455,705,724) nominative common shares, without par value, whose ownership is distributed among the following stockholders:

	Amounts in R$ thousand
	December 31, 2015	December 31, 2014	Interest (%) at December 31, 2015
Cemig Geração e Transmissão S.A.¹	915.667	915.667	10,00
Eletrobrás - Furnas	3.875.302	3.710.332	39,00
Fundo de Investimento em Participações Amazônia Energia	1.987.335	1.914.135	20,00
Odebrecht Energia do Brasil S.A.	1.848.221	1.780.145	18,60
SAAG Investimentos S.A.¹	1.135.427	1.135.427	12,40

	9.761.952	9.455.706	100,00

On October 21, 2014, in the minutes of the Extraordinary Stockholders’ Meeting (“ESM”), the Company’s capital increases of R$ 1,590,000 were approved to increase SAE’s capital, upon the issue of 1,590,000,000 registered common shares, for one real (R$ 1.00) each, to be paid up as follows: (a) R$ 810,000 upon subscription; (b) R$ 414,000 on October 25, 2014; and (c) the balance, corresponding to R$ 366,000 on January 10,2015. At December 31, 2015, the position is as shown below:

Stockholder	Interest (%) at December 31, 2015	Subscribed and paid-up capital	Payments with suspended term for exercising
Cemig Geração e Transmissão S.A.¹	10,00%	81.000	78.000
Eletrobrás - Furnas	39,00%	620.100
Fundo de Investimento em Participações
Amazônia Energia	20,00%	318.000
Odebrecht Energia do Brasil S.A.	18,60%	295.740
SAAG Investimentos S.A.¹	12,40%	100.440	96.720

	100,00%	1.415.280	174.720

¹	On November 19, 2014, SAAG Investimentos S.A. (“SAAG”) and CEMIG Geração e Transmissão S.A. (“CEMIG”) filed an interlocutory injunction against Madeira Energia S.A. - MESA (“MESA”) requesting the granting of an injunction for the suspension, until the judgment of merits by the Arbitration Court, which organization was requested on November 19, 2014, before the Market Arbitration Chamber, of the deadline for exercise, by SAAG and CEMIG, of the preemptive right for subscription and payment of its portion proportionate to MESA’s capital increase, in the amount of R$ 174.72 million, approved at the Extraordinary Stockholders’ Meeting of MESA held on October 21, 2014.

Additionally, the suspension of all effects of the resolutions related to SAAG and CEMIG and their interests in MESA was requested by the applicant stockholders, especially regarding the dilution and penalties set forth in MESA’s Shareholders Agreement.

The injunction was granted on November 21, 2014 by the 39th Civil Court of the Central Judicial District of São Paulo. An arbitration proceeding was established against MESA before the Market Arbitration Chamber, held in secrecy, pursuant to the Arbitration Regulation of the Market Arbitration Chamber. At December 31, 2015, said arbitration is awaiting judgment.

24	Earning (loss) per share

The table below establishes the calculation of net earnings (loss) per lot of one thousand shares for the years ended December 31, 2015, 2014, and 2013 (in thousands, except the amount per lot of one thousand shares, presented in reais):

	Years ended December 31
	2015	2014	2013
Profit (loss) for the year	18.026	(2.208.060)	(47.738)
Weighted average number of common shares	9.706.354.459	7.690.295.787	5.912.445.697

Basic and diluted loss per thousand common shares (in reais)	1,86	(287,12)	(8,07)

25	Net operating revenue – Consolidated

(a)	Sale of electric energy

Revenue from operations with electric energy is recognized in the results on a monthly basis, in accordance with the delivery of the energy volumes set forth in the energy sale and supply agreement. Revenue is not recognized if its realization is uncertain.

	2015	2014	2013
			(unaudited)
Sale of energy to industries	585.444	662.227	915.470
Supply of electric energy	2.391.523	2.214.633	850.363
Short-term energy		12.608

	2.976.967	2.889.468	1.765.833
(-) Revenue deductions
R & D	(26.049)	(25.206)	(14.824)
ICMS	(77.884)	(84.171)	(115.978)
PIS and COFINS	(268.165)	(259.491)	(152.612)

	(372.098)	(368.868)	(283.414)
Net revenue from sale of energy	2.604.869	2.520.600	1.482.419

Share of net revenue related to the 2nd advance schedule		(176.640)	(181.834)

Net operating revenue	2.604.869	2.343.960	1.300.585

Revenues from the sale of energy to industry arise from the sale of energy to consumers, while the supply of electric energy represent sales to energy dealers.

At December 31, 2015, the Santo Antônio HEP has 35 generating units in commercial operation, totaling 2,218 average MW of physical guarantee (Note 1).

In November 2014, the sale of energy of the second advance block ended as the physical guarantee related to the 44 generating units had been reached. Accordingly, there is no longer share of results related to the 2nd advance schedule with CCSA.

26	Operating expenses

(a)	Cost of electric energy service - Consolidated

							Years ended December 31,
	2015			2014			2013
	Cost of services			Cost of services			Cost of services
	Electric energy	Operations	Total	Electric energy	Operations	Total	Electric energy	Operations	Total
									(unaudited)
Short-term energy - CCEE*	(700.427)		(700.427)	(1.782.604)		(1.782.604)	(134.354)		(134.354)
Energy purchased for resale	(213.306)		(213.306)	(1.156.907)		(1.156.907)	(1.066.033)		(1.066.033)
Use and connection charges	(585.128)		(585.128)	(533.204)		(533.204)	(287.608)		(287.608)
PIS and COFINS credits	105.717		105.717	321.428		321.428	137.640		137.640
Personnel		(47.480)	(47.480)		(34.558)	(34.558)		(19.060)	(19.060)
Materials		(10.062)	(10.062)		(3.652)	(3.652)		(1.511)	(1.511)
Third-party services		(29.558)	(29.558)		(17.065)	(17.065)		(24.996)	(24.996)
Depreciation and amortization		(479.010)	(479.010)		(375.533)	(375.533)		(230.612)	(230.612)
Other		(123.366)	(123.366)	108.805	(213.108)	(104.303)	716.184	(19.215)	696.969

	(1.393.144)	(689.476)	(2.082.620)	(3.042.482)	(643.916)	(3.686.398)	(634.171)	(295.394)	(929.565)

	(1.393.144)	(689.476)	(2.082.620)	(3.042.482)	(643.916)	(3.686.398)	(634.171)	(295.394)	(929.565)

*	In 2015, discounting the effects of the Availability Factor (FID) and Generation Scaling Factor (GSF), the Subsidiary reached R$ 136,485 (2014 – R$ 15,041, negative), approximately, as positive result in the energy balance at CCEE, net of internal losses and basic network and received a refund of R$ 147,872 related to FID for the period from 2012 to 2014. However, costs of R$ 716,346 (2014 – R$ 1,044,096) incurred with GSF and of R$ 268,438 (2014 – R$ 723,467) with FID, especially, rendered the result at CCEE negative by R$ 700,427 (2014 – R$ 1,782,604).

In November 2014, the sale of energy of the second advance block ended as the physical guarantee related to the 44 generating units had been reached. Accordingly, there is no longer share of results related to the 2nd advance schedule with CCSA.

(b)	General and administrative expenses

	Years ended December 31,
	2015	2014	2013
			(unaudited)
Staff and managers of the entity	(28.164)	(35.195)	(26.592)
Materials	(4.515)	(4.403)	(1.549)
Third-party services	(72.592)	(57.250)	(45.454)
Amortization	(1.748)	(1.747)	(1.311)
Rents and leases	(6.701)	(5.543)	(4.364)
Insurance	(16.646)	(19.551)	(11.178)
Taxes	(823)	(433)	(1.160)
Other	(21.040)	(14.728)	(8.821)

	(152.229)	(138.850)	(100.429)

27	Finance income and costs

	2015	2014	2013
			(unaudited)
Finance income
Income from financial investments	59.742	25.472	9.770
Adjustment to present value	82.167	23.336	1.752
Other finance income	3.305	12.600	3.175
Local currency monetary variation	11.503	3.125	3.418

	156.717	64.533	18.115

Finance costs
Debt charges	(731.362)	(537.076)	(243.426)
Monetary variation (Use of public property)	(49.275)	(31.776)	(27.627)
Monetary variation of debentures	(162.692)	(80.265)
Local currency monetary variation	(137.686)	(40.115)	(43.936)
Other finance costs	(42.643)	(108.527)	(8.907)

	(1.123.658)	(797.759)	(323.896)

Total	(966.941)	(733.226)	(305.781)

28	Related parties – Consolidated

										Amount of transactions at years ended December 31
			Assets		Liabilities	Property, plant and equipment				Revenue				Expense
	Relationship with the company	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	2015	2014	2015	2014	2013		2015	2014	2013
Current										(unaudited	)			(unaudited	)
CEMIG Geração e Transmissão S.A	Parent company stockholder*	27.571	64.302	87.897	1.200			463.672	781.495	260.851		23.775	10.699	3.636
CEMIG Distribuição S.A	Common stockholder	15.639	12.296					142.826	85.747	28.645
Construtora Norberto Odebrecht	Common stockholder			59.274	124.068	318.264	465.499
Andrade Gutierrez Engenharia S.A	Common stockholder			24.396	86.579	90.722	376.680
Odebrecht Serviços e Participações	Common stockholder			24.396	86.579	90.722	376.680
Odebrecht Energia do Brasil S.A	Parent company stockholder*				11.740							168	906
Andrade Gutierrez Participações S.A	Parent company stockholder*			398	363							35	28
Eletrobrás Furnas	Parent company stockholder*			9.578	4.174	2.762						108.662	44.040	49.217
Non-current
Andrade Gutierrez Engenharia S.A	Common stockholder	12.358	34.896
Construtora Norberto Odebrecht	Common stockholder	15.204	74.711	18.992	15.914
Odebrecht Comercializadora de Energia. S	Common stockholder			110.398								15.065
Odebrecht Serviços e Participações	Common stockholder	17.232	27.596	48	48
Eletrobrás Furnas	Parent company stockholder*			150.543								20.543

		88.004	213.801	485.920	330.665	502.470	1.218.859	606.498	867.242	289.496		168.248	55.673	52.853

*	Nota 21

CEMIG Geração e Transmissão S.A. - The balance recorded refers to two agreements for the purchase and sale of electric energy in the Free Contracting Environment entered into on March 19, 2009, in which the Subsidiary acts as the seller of energy to CEMIG of variable amounts during a big part of the motorization period of Santo Antônio HEP. One agreement is for 400 average megawatts and the other one for 250,4 average megawatts, effective between May 1, 2012 and December 31, 2027.

The liability balance is related to charges for the use of the network by the energy transmission service (Note 13) and the balance of the advance of energy volume occurred on February 6, 2015, when the Subsidiary received from Cemig Geração e Transmissão S.A. R$ 74,667 (Note 16).

CEMIG Distribuição S.A –The balance refers to the Agreement for Sale of Electric Energy in the Regulated Environment (CCEARs), related to the participation of CEMIG Distribuição S.A. in ANEEL Auction 05/2007, in which 70% of Santo Antônio HEP energy assured was sold. (Note 1). Cemig Distribuição purchased from the Subsidiary 117.8 average megawatts with supply term between December 31, 2012 and December 31, 2041.

Andrade Gutierrez Engenharia S.A - The Subsidiary has an agreement for Implementation of the Santo Antônio HEP, as well as for installations of restricted interest transmission of the electricity powerhouse of Santo Antônio HEP with Santo Antônio Construction Consortium (CCSA), in which Andrade Gutierrez Engenharia S.A. takes part as the company responsible for the services of development of projects and civil works (Santo Antônio Civil Consortium).

Construtora Norberto Odebrecht S.A. and Odebrecht Serviços e Participações S.A - The Subsidiary has an agreement for Implementation of the Santo Antônio HEP, as well as for installations of restricted interest transmission of the electricity powerhouse of Santo Antônio HEP with Santo Antônio Construction Consortium (CCSA), in which Construtora Norberto Odebrecht S.A. (CNO) and Odebrecht Serviços e Participações S.A. take part as the companies responsible for the services of development of projects and civil works (Santo Antônio Civil Consortium) and, additionally, CNO, for the management and performance of electromechanical assembly services.

Eletrobrás Furnas- The Subsidiary has an Owner’s Engineering Services agreement with Furnas Centrais Elétricas, which is in force from December 17, 2008 to February 28, 2016.

Eletrobrás Furnas is also contracted to provide data analysis services of the acoustic investigation of the civil structures and foundations for the Santo Antônio HEP. This agreement is in force for 30 months starting January 6, 2014.

The Subsidiary has also entered into a purchase and sale of electric energy agreement in the Free Contracting Environment, whereby the Subsidiary acts as purchaser of 47,318 average megawatts of energy from Furnas Centrais Elétricas S.A., which is supplied between January 1, 2015 and December 31, 2027.

On February 5, 2015, the Subsidiary signed with Furnas Centrais Elétricas S.A. and agreement for the sale of energy and received on February 6, 2015 the amount of R$ 122,395, corresponding to R$ 130,000, net of withholding taxes, related to this sale and which is restated based on the IPCA. (Note 16)

The Subsidiary also has an agreement with Eletrobrás Furnas for transactions related to charges for the use of the network of energy transmission service. (Note 13).

Odebrecht Energia do Brasil S.A.–The Subsidiary recorded a balance related to finance costs incurred in order for the Santo Antônio HEP construction work to be carried out in accordance with the schedule established in the Concession Agreement.

Andrade Gutierrez Participações S.A. The recorded balance refers to finance costs incurred in order for the Santo Antônio HEP construction work to be carried out in accordance with the schedule established in the Concession Agreement. The balance is restated at TJLP plus 3.1%.

Odebrecht Comercializadora de Energia S.A. – On February 5, 2015,the Subsidiary signed with Odebrecht Comercializadora de Energia S.A. an agreement for the sale of energy and received, on February 6, 2015, the amount of R$ 95,333 related to this sale, which is restated based on the IPCA. (Note 16)

Management compensation - Consolidated

	Years ended December 31
	2015	2014	2013
			(unaudited)
Compensation	4.679	3.385	2.921
Profit sharing		4.876	1.857
Direct and fringe benefits	389	137	226

Total	5.068	8.398	5.004

29	Information by segment

The only business segment of the Company and of its subsidiary is the generation of electric energy through the exploitation of the Santo Antônio Hydroelectric Plant and its associated transmission system, located at the Madeira river, in the city of Porto Velho, State of Rondônia, as an “Independent Producer”, pursuant to the conditions established in the Concession Agreement. Accordingly, Company management, responsible for regularly reviewing the financial information in order to allocate the funds and analyze the Company’s performance, does not use segment information to carry out its analyses.

30	Subsequent events

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