Form 20-F
period 2016-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2017-05-01
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS
(exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(translation of registrant’s name into English)

Federative Republic of Brazil
(jurisdiction of incorporation or organization)

Avenida Presidente Vargas, 409 — 9th floor, Edifício Herm. Stoltz — Centro, CEP 20071-003, Rio de Janeiro, RJ, Brazil
(address of principal executive offices)

Armando Casado de Araujo

Chief Financial Officer and Chief Investor Relations Officer

(55 21) 2514-6435 — df@eletrobras.com.br

Avenida Presidente Vargas 409, 13th floor,

20071-003 - Rio de Janeiro — RJ — Brazil

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016 was:

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, unless otherwise indicated or the context otherwise requires, all references to “we,” “our,” “ours,” “us” or similar terms refer to Centrais Elétricas Brasileiras S.A. — Eletrobras and its consolidated subsidiaries.

We prepare our consolidated annual financial statements in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments, other profit distributions and tax liabilities in Brazil, we also prepare, as is required, a parent company and consolidated statutory financial statements in accordance with accounting practices adopted in Brazil and with IFRS as issued by the IASB, which must be filed with the Brazilian Exchange Commission (Comissão de Valores Mobiliários - CVM) within three months after the year end and approved by our shareholders general ordinary meeting to comply with the Brazilian Corporate Law.

As we postponed the filing of our financial statements for 2015 and 2014 included herein until we were able to quantify the effects of the Independent Investigation, as explained in Item 4.E “Compliance,” our financial statements included herein and our statutory financial statement have a different date of authorization for issue, which results in certain events being recorded in different periods in these two sets of financial statements.  Since the consolidated financial statements for statutory purposes were issued in Brazil prior to the date that we filed our annual reports on Form 20-F for 2014 and 2015, these events have been recorded in periods that are different than those being considered for purposes of the financial statements included herein. Our 2014 and 2015 consolidated financial statements included herein include the accounting of three subsequent events that have a quantitative impact under IAS 10 — Events after the Reporting Period, as they provided evidence of conditions that existed at the reporting date. First, our 2014 and 2015 consolidated financial statements reflect the conclusions of the Independent Investigation which resulted, respectively, in the expensing of costs of R$195.127 million and R$15.996 million that had been improperly capitalized to our assets and a reversal of impairment losses recorded of R$132.443 million and R$11.514 million, respectively. Likewise, in 2014, we recognized a loss of R$91.464 million in our results of equity method investments related to the SPE Norte Energia S.A, as mentioned on Note 4.XI to the financial statements. Second, at the time we filed our 2014 statutory financial statements with the CVM on March 30, 2015, we had made certain estimates with respect to the value of some claims against us with respect to the inflation component in the compulsory loans contingencies. In the fourth quarter of 2015 there was an adverse decision by the Brazilian Supreme Court that required us to revise and add R$4.141 billion to our estimates relating to this matter. This additional provision was recorded as an adjusting event in our 2014 financials included in this annual report. Third, our 2014 financial statements included herein reflect the reversal of a R$1.1 billion provision that we had recorded in our 2015 statutory financial statements filed with the CVM in view of the November 2015 judicial decision that conceded the merit to the ICMS (value added tax) reimbursement claim dispute in favor to our subsidiary Amazonas D, as a subsequent adjusting event that brought information about facts and circumstances existing as of December 31, 2014. In our statutory financial statements filed with the CVM, we reflected the second and third adjustments above in our 2015 financial statements and the first one was recognized in our 2016 statutory financial statements filed with CVM. We did not restate or adjust our 2014 or 2015 financial statements filed with the CVM in Brazil, which speak as of their respective date of authorization for their issue. As we made a number of adjustments to our 2014 and 2015 consolidated financial statements included herein with respect to the Independent Investigation and certain subsequent events which were reflected in our statutory accounts for 2016, our consolidated financial statements included herein as of and for the year ended December 31, 2016 also differ from our statutory financial statements for that year. As all three events mentioned above were already reflected in our statutory financial statements and the financial statements included herein on or prior to December 31, 2016, our shareholders equity as of December 31, 2016 is the same in both sets of financial statements.

The table set forth below describes the differences between our Profit (Loss) as per our statutory Brazilian consolidated financial statements filed with the CVM and our Profit (Loss) as per our consolidated financial statements included herein as of and for the years indicated:

	12/31/2016	12/31/2015	12/31/2014
	(R$ Thousand)
Profit (Loss) for the year under statutory Consolidated Financial Statements (CVM Filed)	3,513,276	(14,953,658)	(2,962,502)

Reversal Impairment Angra III - 2014	(129,799)	—	129,799
Reversal Impairment Simplicio - 2014	(2,644)	—	2,644
Reversal Impairment Angra III - 2015	(11,514)	11,514	—
subsequent events - Compulsory Loan - 2015	—	4,141,503	(4,141,503)
subsequent events - Amazonas Energia	—	(1,100,499)	1,100,499
Investigation Findings Angra III	141,313	(11,514)	(129,799)
Investigation Findings Simplicio	2,644	—	(2,644)
Investigation Findings Maua 3	67,166	(4,482)	(62,684)
Investigation Findings - equity (SPEs)	91,464	—	(91,464)

Total	158,630	3,036,522	(3,195,151)

Profit (Loss) for the year under Consolidated Financial Statements (SEC Filed)	3,671,906	(11,917,136)	(6,157,653)

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in Celg Distribuição S.A. (“CELG-D”). We acquired an interest in CELG-D on January 27, 2015 for R$59.5 million. On February 14, 2017, we entered into a sale and purchase agreement with Companhia Celg de Participações — CELGPAR and Enel Brasil S.A. for the sale of our shares in CELG-D. We consolidated the financial statements of CELG-D as from October 1, 2014, 2015 and 2016, but as of December 2015 and 2016, we accounted for CELG-D as assets held for sale in our consolidated balance sheet, and, accordingly, limited the long-term effects of depreciation and amortization of those assets, as from December 31, 2015.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, our shareholders did not renew the concessions of six distribution companies, CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D and that by December 31, 2017 we intend to transfer the control of these distribution, companies .  In case we do not privatize the distribution companies by December 31, 2017, our distribution segment may be classified as discontinued operations, based on IFRS 5. The effect of the termination of the concessions will mostly alter future periods.  On April 20, 2016, the Ministry of Mines and Energy published Ordinance No. 120, which regulates the conditions for receipt of remuneration relating to eletric power transmission assets existing on May 31, 2000, referred to as installations of the Existing Basic Network (RBSE) and other Transmission Installations (RPC), which have not been depreciated or amortized, pursuant to Paragraph 2 of Article 15 of Law No. 12,783/2013.  As of December 31, 2016, we accounted for R$36.6 billion as compensation with respect to the RBSE and RPC assets.  For further information, see “Item 5 — Operating and Financial Review and Prospects — Principal Factors Affecting our Financial Performance — Transmission RBSE Payment.”

On April 6 and September 9, 2016, the Federal Government, as our controlling shareholder, approved AFACs  in the amounts of R$1,000 million and R$970 million, respectively. We used these funds to cover capital expenses for 2016, as provided in our budget. On November 22, 2016, the Federal Government approved an additional AFAC in the amount of R$963.1 million, which we used for the implementation of the Director Plan of Business and Management for the period of 2017 to 2021.

In this annual report, the term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian Government” refers to the federal government of Brazil. The term “Central Bank” refers to the Brazilian Central Bank. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States of America.

Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Terms contained within this annual report have the following meanings:

•                  AFAC: Advance for Future Capital Increase;

•                  Amazonas Energia, which engaged in generation, transmission and distribution in the State of Amazonas until 2015 when our shareholders approved its corporate split into Amazonas D and Amazonas GT;

•                  Amazonas D or Amazonas Distribuição: Amazonas Distribuidora de Energia S.A, a distribution company wholly owned by Eletrobras and operating in the State of Amazonas;

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

•                  BNDES: Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

•                  Boa Vista Energia; Boa Vista Energia S.A., a distribution company operating in the city of Boa Vista, in the State of Roraima;

•                  Brazilian Anticorruption Law: Law No. 12,846/2013 and Decree No. 8,420/2015;

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

•                  CELG-D: CELG-Distribuição S.A., a former distribution subsidiary of Eletrobras;

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

•                  Concessionaires or concessionaire companies: companies to which the Brazilian Government transfers rights to supply electrical energy services (generation, transmission, distribution) to a particular region in accordance with agreements entered into between the companies and the Brazilian Government pursuant to Law No. 8,987 (dated February 1995), as amended, and Power Sector Law (together, the “Concessions Laws”);

•                  CVM: Comissão de Valores Mobiliarios, the Brazilian securities and exchange commission;

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

•                  DOJ: the U.S. department of justice;

•                  Electricity Regulatory Law: Law No. 10,848 (Lei do Setor Elétrico), enacted on March 15, 2004, as amended, and which regulates the operations of companies in the electricity industry;

•                  Eletroacre: Companhia de Eletricidade de Acre, a distribution company operating in the State of Acre (Eletroacre);

•                  Eletrobras Participações S.A., a holding company subsidiary created to hold equity investments;

•                  Eletrobras: Centrais Elétricas Brasileiras S.A. — Eletrobras;

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

•                  Independent Investigation: the independent internal investigation carried out by the law firm, Hogan Lovells US LLP, for the purpose of assessing the potential existence of irregularities, including violations of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), the Brazilian Anticorruption Law and our Code of Ethics;

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

•                  Lava Jato investigation: see Item 3.D “Key Information-Risk Factors- Risks Relating to our Company,” Item 3.D “Key Information-Risk Factors- Risks Relating to Brazil,” Item 4.E “Compliance,” Item 5 “Operating and Financial Review and Prospectus,” Item 15 “Controls and Procedures” and Item 18 “Financial Statements;”

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

•                  MME: Ministério de Minas e Energia, the Brazilian Ministry of Mines and Energy;

•                  National Environmental Policy Act: Law No. 6,938, dated August 31, 1981, as amended;

•                  Northeast region: the States of Alagoas, Bahia, Ceará, Maranhão, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe;

•                  Odebrecht: Odebrecht S.A., Brazilian conglomerate that provides engineering and infrastructure construction services;

•                  ONS: Operador Nacional do Sistema Elétrico, the national system operator;

•                  Power Sector Law: Law No. 9,074 of July 7, 1995, as amended;

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

•                  the outcome of the ongoing corruption Investigations and any new facts or information that may arise in relation to the Lava Jato investigation, or any other corruption-related investigations in Brazil, including any accounting, legal, reputational and political effects;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Background

The tables below present our selected financial data as of and for years ended December 31, 2016, 2015, 2014, 2013 and 2012. Our selected financial data as of December 31, 2016 and 2015 and for each of the years in the three year period ended December 31, 2016 were derived from our consolidated financial statements, which appear elsewhere in this annual report prepared in accordance with IFRS, as issued by the IASB.  We also revised our selected financial data as of and for the year ended December 31, 2012 as a result of an adjustment to reflect the assets and liabilities at the remeasured present value of the minimum lease payments. Because we did not restate these consolidated financial statements, and the related financial data to reflect the adoption of IFRS 11 at January 1, 2013, they are not comparable to our consolidated financial statements and the financial data as of and for the years ended December 31, 2016, 2015, 2014 and 2013. Following the completion of the first phase of the Independent Investigation in October, 2016, which was intended to identify illicit acts that had a material effect on the Company’s financial statements, we continue to implement compliance procedures. For this second phase of the Independent Investigation, in April 2017 we entered into a new temporary contract with Hogan Lovells US LLP and with the members of the Independent Commission (as defined below). Based on the findings to date, we do not expect these additional procedures to materially impact our financial statements in future periods.

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in CELG-D. We acquired this interest in CELG-D on January 27, 2015 for R$59.5 million.  On February 14, 2017, we entered into a sale and purchase agreement with Companhia Celg de Participações — CELGPAR and Enel Brasil S.A. for the sale of our shares in CELG-D.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, our shareholders did not renew the concessions of six distribution companies, CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D and that by December 31, 2017 we intend to transfer the control of these distribution companies.  Once we determine the conditions for these transactions, our distribution segment may be classified as discontinued operations, based on IFRS 5. The effect of the termination of the concessions will mostly alter future periods.

On April 20, 2016, the Ministry of Mines and Energy published Ordinance No. 120, which regulates the conditions for receipt of remuneration relating to power eletric transmission assets existing on May 31, 2000, referred to as installations of the RBSE and RPC, which have not been depreciated or amortized, pursuant to Paragraph 2 of Article 15 of Law No. 12,783/2013.  As of December 31, 2016, we accounted for R$36.6 billion as compensation with respect to the RBSE and RPC assets.  For further information, see “Item 5 — Operating and Financial Review and Prospects — Principal Factors Affecting our Financial Performance — Transmission RBSE Payment.”

The following paragraphs discuss some important features of the presentation of the selected financial data and our consolidated financial statements. These features should be considered when evaluating the selected financial data.

A. Selected Financial Data

Selected Consolidated Balance Sheet Data

	As of December 31,
	2016	2015	2014	2013	2012
	(R$ thousands)
Assets:
Cash and cash equivalents	679,668	1,393,973	1,407,078	3,597,583	2,501,515
Marketable securities	5,497,978	6,842,774	3,730,345	6,095,908	6,352,791
Accounts Receivable	4,402,278	4,137,501	4,427,216	3,587,282	4,082,695
Financial asset of concession agreements	2,337,513	965,212	3,437,521	1,168,002	318,293
Loans and financings	3,025,938	3,187,226	2,696,021	2,838,503	2,611,830
Reimbursement rights	1,657,962	2,265,242	3,673,639	10,910,073	7,302,160
Indemnifications — Law No. 12,783	—	—	3,738,295	3,476,495	8,882,836
Assets helds for sale	4,406,213	4,623,785	—	—	—
Other Receivables	7,265,102	6,021,683	7,441,078	7,405,987	9,817,716
Total current assets	29,272,652	29,437,396	30,551,193	39,079,834	41,869,836
Total non-current assets	141,226,777	120,049,383	113,926,357	99,514,556	100,784,392
Total assets	170,499,429	149,486,779	144,477,550	138,594,389	142,654,228

Liabilities and shareholders’ equity:
Current liabilities	31,138,510	28,099,643	19,284,008	25,620,305	25,232,091
Non-current liabilities	95,295,992	79,806,543	71,540,193	51,396,788	49,352,870
Capital stock	31,305,331	31,305,331	31,305,331	31,305,331	31,305,331
Other shareholders’ equity	12,759,596	10,275,262	22,348,018	30,271,965	36,763,936
Total liabilities and shareholders’ equity	170,499,429	149,486,779	144,477,550	138,594,389	142,654,228
Non-controlling interest	(138,543)	(352,792)	308,949	195,198	196,648

Selected Consolidated Statements of Profit and Loss Data

	For the year ended December 31,
	2016	2015	2014	2013	2012
	(R$ thousands)
Net operating revenue	60,748,853 (1)	32,588,838	30,137,807	23,835,644	28,014,296
Operating expenses / costs	(45,842,328)	(42,612,287)	(33,786,137)	(29,215,079)	(27,652,911)
Investigation Findings	—	(15,996)	(195,127)	—	—
Financial result	(5,929,311)	(1,699,025)	694,625	376,684	1,839,213
Result/(loss) before participation in associates and other investments	8,977,214	(11,738,470)	(3,148,832)	(5,002,751)	2,200,598
Result of participation in associates and other investments	3,205,511	531,446	(1,308,304)	177,768	612,202
Income/(loss) before effects of Law No. 12,783	12,182,725	(11,207,024)	(4,457,135)	(4,824,983)	2,812,800
Effects — Law No. 12,783	—	—	—	—	(10,085,380)
Income/(loss) before income tax and social contribution	12,182,725	(11,207,024)	(4,457,135)	(4,824,983)	(7,272,580)
Income tax and Social Contribution	(8,510,819)	(710,112)	(1,700,518)	(1,366,678)	490,642
Net income (loss) for the year	3,671,906	(11,917,136)	(6,157,653)	(6,191,661)	(6,781,938)
Attributable to controlling shareholders	3,584,529	(11,405,085)	(6,226,206)	(6,186,949)	(6,735,202)
Attributable to non-controlling shareholders	87,377	(512,051)	68,553	(4,712)	(46,736)
Net Income (loss) of the year per share (Basic)	2.65	(8.43)	(4.60)	(4.57)	(4.98)
Net Income (loss) of the year per share (Diluted)	2.62	(8.43)	(4.60)	(4.57)	(4.98)

(1)                  Our net operating revenue for 2016 includes R$28.6 billion attributable to the transmission RBSE payment described in “Item 5 — Operating and Financial Review and Prospects — Principal Factors affecting our Financial Peformance — Transmission RBSE Payment.”

Brazilian Corporate Law and our by-laws provide that we must pay our shareholders mandatory dividends equal to at least 25% of our adjusted net income for the preceding fiscal year. In addition, our by-laws require us to give: (i) class “A” preferred shares a priority in the distribution of dividends, at 8% each year over the capital linked to those shares; and (ii) class “B” preferred shares that were issued on or after June 23, 1969 a priority in the distribution of dividends, at 6% each year over the capital linked to those shares. In addition, preferred shares must receive a dividend at least 10% higher than the dividend paid to the common shares. For further information regarding dividend payments and circumstances in which dividend payments may not be made, see “Risk Factors—Risks

Relating to our Shares and ADS—You may not receive dividend payments if we incur net losses or our net profit does not reach certain levels.”

The following table sets out our proposed dividends for the periods indicated:

	Year
	2016		2015(1)	2014(1)
	(R$)
Common Shares	—		—	—
Class A Preferred Shares	2.17825658673	(2)	—	—
Class B Preferred Shares	1.63369244005	(2)	—	—

(1)                  In the financial statements as of and for the year ended December 31, 2014, we did not propose any dividends; however in our 55th Shareholders Meeting held on April 30, 2015 we approved the payment of dividends relating to the balance of the profit reserve account of R$26 million in favor of our Class A Preferred shareholders and Class B Preferred shareholders. This amount was paid in 2015.

(2)                  Dividend proposed by our management. Our General Shareholders Meeting held on April 28, 2017 approved the adjustment of these amounts between January 1, 2017 and the payment date (which may occur until December 31, 2017) by the SELIC rate variation.

The following table sets forth a summary of dividends/interest on own capital declared per share for the periods presented, at the time declared.

Dividend per Share

	Declared		Paid(1)		Declared		Paid(1)
	On 12/31/2011		On 5/29/2012		On 12/31/2012		On 9/20/2013
	R$	US$	R$	US$	R$	US$	R$	US$
Common	1.231779162	2.310571353	0.399210837	0.195356416	0.399210837	0.195356416	1.280047007	0.641820601
Preferred A	2.178256581	4.085973695	2.178256581	1.065944008	2.178256581	1.065944008	2.263612588	1.134984250
Preferred B	1.633692440	3.064480279	1.633692440	0.799458008	1.633692440	0.799458008	1.697709445	0.851238189

	Declared		Paid(1)		Declared		Paid(1) (2)
	On 12/31/2013		On 5/29/2014		On 12/31/2014		On 6/30/2015
	R$	US$	R$	US$	R$	US$	R$	US$
Common	0.39921083663	0.17640779347	0.39921083663	0.17640779347	0.00	0.00	0.00	0.00
Preferred A	2.17825658673	0.96255262339	2.17825658673	0.96255262339	0.00	0.00	0.10384693436	0.03340311183
Preferred B	1.63369244005	0.72191446754	1.63369244005	0.72191446754	0.00	0.00	0.10384693436	0.03340311183

	Declared		Paid		Declared(2)
	On 12/31/2015		2016		On 12/31/2016
	R$	US$	R$	US$	R$	US$
Common	—	—	—	—	—	—
Preferred A	—	—	—	—	—	—
Preferred B	—	—	—	—	—	—

(1)                  Adjusted by SELIC rate variation.

(2)                  In the financial statements as of and for the year ended December 31, 2014, we did not propose any dividends; however, in our 55th Shareholders’ General Meeting held on April 30, 2015 we approved the payment of dividends relating to the balance of the profit reserve account of R$26 million in favor of our Class A Preferred shareholders and Class B Preferred shareholders. This amount was paid in 2015.

Exchange Controls and Foreign Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and since then, the real/U.S. dollar exchange rate has fluctuated considerably. In 2011, the real depreciated 12.6% against the U.S. dollar. In 2012, the real depreciated 8.9% against the U.S. dollar. In 2013, the real depreciated 14.6% against the U.S. dollar. In 2014, the real depreciated 11.8% against the U.S. dollar. In 2015, the real depreciated 31.0% against the U.S. dollar. In 2016, the real appreciated 18.0% against the U.S. dollar. In the past, the Central Bank has intervened occasionally to control instability in foreign exchange rates.

We cannot predict whether the Central Bank or the Brazilian Government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. We cannot assure that the real will not continue to appreciate substantially or depreciate against the U.S. dollar in the near future.

The following table sets forth the period end, average, high and low selling rates published by the Central Bank expressed in reais per U.S.$  for the years and dates indicated.

	Reais per U.S. Dollar
Year Ended	Period-end	Average	Low	High
December 31, 2011	1.8758	1.6746	1.5345	1.9016
December 31, 2012	2.0435	1.9550	1.7024	2.1121
December 31, 2013	2.3426	2.1605	1.9528	2.4457
December 31, 2014	2.6562	2.3547	2.1974	2.7403
December 31, 2015	3.9048	3.3387	2.5754	4.1949
December 31, 2016	3.2591	3.4851	3.1193	4.1557

The following table sets forth the period end, high and low commercial market/foreign exchange market selling rates published by the Central Bank expressed in reais per US$ for the periods and dates indicated.

	Reais per U.S. Dollar
Month	Period end	Average	Low	High
January 2017	3.1270	3.1966	3.1270	3.2729
February 2017	3.0993	3.1042	3.0510	3.1479
March 2017	3.1684	3.1279	3.0765	3.1735
April 2017 (through April 25, 2017)	3.1577	3.1261	3.0923	3.1577

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian Government in the future. See “Item 3.D, Risk Factors — Risks Relating to Brazil.”

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

As a result of our NYSE listing, we are subject to the U.S. Foreign Corrupt Practices Act of 1977 (as amended), or FCPA, and the disclosure requirements under the U.S. Securities Exchange Act of 1934. In addition, we are subject to broad anti-corruption legislation that has recently become effective in Brazil. In 2009, the Federal Police commenced an investigation called “Operação Lava Jato” (the “Lava Jato investigation”) which, according to official sources, is an investigation into the existence of an alleged corruption scheme involving Brazilian companies acting in various sectors of the Brazilian economy. Since 2014, the Brazilian Federal Prosecutor office has focused part of its investigation on irregularities involving contractors and suppliers used by state-owned companies and uncovered a broad payment scheme that involved a range of participants. In addition to criminal charges in Brazil, the U.S. Securities and Exchange Commission (“SEC”) and Department of Justice (“DoJ”) have also commenced investigations in relation to the Lava Jato investigation and a group of plaintiffs in the United States has commenced a class action lawsuit against us under the U.S. Securities laws. In light of these actions, the Brazilian media and the CVM have begun to question some special purpose entities and other transactions between third party contractors and us referred to in Lava Jato investigation.

Although no criminal charges have been brought against us as part of Lava Jato investigation, the Brazilian Federal Prosecutor’s Office investigated irregularities involving certain of our employees, contractors and suppliers, as well as certain contractors and suppliers of special purpose entities (“SPEs”) in which we hold minority interests, involved in the construction of power generation plants.

As a response to allegations of  illegal activities appearing in the media in 2015 relating to companies that provided services to our subsidiary Eletronuclear (specifically, the “Angra 3” nuclear power plant), and to certain SPEs in which we hold a minority stake, our Board of Directors, although not required to do so, hired the law firm Hogan Lovells US LLP on June 10, 2015 to undertake an independent internal investigation for the purpose of assessing the potential existence of irregularities, including violations of the FCPA, the Brazilian Anticorruption Law and our code of ethics. The Independent Investigation focused on identifying potential illegal activities that could have an impact on our financial statements and was subject to oversight by an Independent Commission (Comissão Independente para Gestão da Investigação), whose creation was approved by our Board of Directors on July 31, 2015 (the “Independent Commission”). The Independent Commission was composed of Ms. Ellen Gracie Northfleet, a former justice of the Brazilian Supreme Court, Mr. Durval José Soledade Santos, a former director of the CVM, and the Engineer Mr. Manuel Jeremias Leite Caldas. The Independent Investigation is now complete. However, we continue to perform additional procedures related to the investigation in order to improve our internal controls and to review and assess any further information that comes to light as part of the on-going Lava Jato investigation. For this second phase, we entered into a temporary contract with Hogan Lovells US LLP. We also made a change to the Independent Commission due to the scope of the additional procedures; and one member, Mr.Manuel Jeremias Leite Caldas, was replaced by Mr. Julio Sergio Cardozo, a well known accounting expert.

Eletrobras, Hogan Lovells and the Independent Commission have been closely monitoring the investigations and cooperating with Brazilian and United States authorities, including the Federal Courts (Justiça Federal); the Federal Prosecutors’ Office (Ministério Público Federal or “MPF); the CVM; the Council for Economic Defense (Conselho Administrativo de Defesa Economica or “CADE”), the DoJ, and the SEC, among others, and have responded to requests for information and documents from these authorities in instances where the Independent Committee identified contracts where irregularities may have occurred. We evaluated those contracts and internal investigations and, when applicable, suspended those contracts. We also took administrative measures in relation to employees and officers involved in the activities identified by the Independent Investigation, including, when applicable, the suspension or termination of employees.

On April 29, 2015, the Federal Police commenced the “Operation Radioactivity” under the 16th phase of “ the Lava Jato” investigation, which resulted in the imprisonment of a former officer of our subsidiary Eletronuclear. This former officer was sentenced to 43 years in prison, by the judge of the 7th Federal Court of the District of Rio de Janeiro, for passive bribery, money laundering, obstruction of justice, tax evasion and participation in a criminal organization. On July 6, 2016, the Federal Police commenced “Operation Pripyat”, in which the Federal Police served arrest warrants issued by the judge of the 7th Federal Court of the District of Rio de Janeiro against five former officers, officers who had already been suspended by our Board of Directors as well as other parties.  Formal charges of corruption, money laundering and obstruction of justice were filed against those former officers by Federal Prosecutors Office on July 27, 2016.  On April 7, 2017, the 7th Federal Court of the District of Rio de Janeiro revoked the preventive arrest order against these officers on the basis that they played a minor part in any possible corruption scheme. We are continuing to assist the prosecution in these criminal proceedings. For more information concerning civil charges filed against us, please see the risk factor entitled “ — We may incur losses and spend time and money defending pending litigation and administrative proceedings.”

We cannot ensure that we will not become the subject of any criminal or further civil anti-corruption action brought under U.S. or Brazilian law if any illegal acts or regulatory failures come to light. Any potential future anti-corruption-related action brought against us could result in charges against us or, members of our management, significant fines and penalties, reputational harm, distraction from our ongoing business and other unforeseen material adverse effects.

We have been investigating events allegedly incompatible with our ethics and integrity standards. Eventual failures to timely detect or remedy any events of this nature could have material adverse effect on our results of operations and financial condition.

Our business, including relationships with third parties, is guided by ethical principles. We recently updated our Code of Ethics and adopted a number of conduct commitments and internal policies (such as guidelines for compliance with Anti-Corruption Policy) designed to guide interested parties, such as management, employees and contractors and reinforce our principles and rules for ethical behavior and professional conduct.

We are subject to the risk that employees and management, whether of our companies or of the special purpose entities (SPEs), in which we hold equity interests, our contractors, or any person doing business with us may engage in fraudulent activity, corruption or bribery and fail to comply with our internal controls and procedures, by means of, for example, misappropriation or manipulation of our assets for their personal or business advantage to our detriment. This risk is heightened by the fact that we conduct many of our operations through subsidiaries, as well as SPEs or consortia over which we do not have corporate control. Although we have a number of systems in place intended to identify, monitor and mitigate these risks,  our systems are relatively new and may not be effective in all circumstances.

Any findings or allegations of lapses in adherence to these principles could lead to project delays, investigations, higher costs and expenses, reduced management focus on our ongoing business and lower levels of revenues and profits from any affected projects. In addition, certain of the financing agreements for the development of our plants, some of which are guaranteed by us, contain acceleration clauses which could be triggered upon default. In the event of a default, certain of these financing agreements could be accelerated. These defaults or the acceleration of these financing agreements may also give other lenders the right to accelerate pursuant to cross-default provisions. Accordingly, acceleration of these financing agreements could adversely affect our results of operations and financial condition. For more information relating to possible defaults under our financing and capital market obligations please see the risk factor entitled“ — We have substantial liabilities and are exposed to short-term liquidity constraints, which could make it difficult for us to obtain financing for our planned investments and adversely affect our financial condition and results of operations.”

We cannot ensure that employees and management whether of our companies or of the SPEs in which we hold ownership interests, or partners and third parties, will comply with our ethical principles. Any failure — real or perceived — to follow these principles or  comply with applicable governance or regulatory obligations could harm our reputation, limit our ability to obtain financing, and otherwise have a material adverse effect on our results of operations and financial condition.

If we are unable to remedy the material weaknesses in our internal controls, the reliability of our financial reporting and the preparation of our consolidated financial statements may be materially adversely affected.

Pursuant to SEC regulations, our management, fiscal council and internal auditors, evaluate the effectiveness of our disclosure controls and procedures, including the effectiveness of our internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. As a result of our management’s evaluation of the effectiveness of our disclosure, controls and procedures in 2016, our management determined that these controls and procedures were not effective due to material weaknesses in our internal controls over financial reporting.  The material weaknesses identified were:

1 — We did not maintain an effective control environment, especifically regarding the lack of timely remedial actions related to previous years;

2 — We did not maintain adequate controls regarding the preparation of the financial statements and related disclosures, including lacking an appropriate timing analysis and reconciliations from Amazonas D and Furnas;

3 — We did not maintain effective internal controls regarding the adequate monitoring of the investments in specific purpose entities (SPEs), including failure to identify and monitor the physical and financial execution of the relevant investment projects evaluated under the equity method, lack of technical and financial terms review related to construction contracts before the bid process, adequate analysis of the proposals made by suppliers and lack of evaluation and monitoring of progress and budget of projects; and

4 — We did not fully implement internal controls over the Risk, Corruption Prevention and Compliance Program, considering the requirements of the North American legislation (FCPA) and also of the Brazilian Anticorruption Law; including an effective whistleblower channel due to inadequate completeness controls.

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

Furthermore, in light of  the Lava Jato investigation, our material weaknesses on financial reporting may result in a situation whereby if an illegal act were to occur, our internal systems and controls may not be sufficient for any such action to come to the attention of our management.

Any potential SEC and DoJ investigations regarding the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act could adversely affect us. Violations of this or other laws may require us to pay fines and penalties, undertake remedial measures, and agree to post-settlement monitoring, and expose us and our employees to criminal sanctions and civil suits.

In January 2017, we signed tolling agreements with the SEC and DoJ agreeing to extend the statute of limitations regarding any potential violations. In connection with any potential SEC or DoJ investigation, there can be no assurance that we will not be required to pay fines and penalties or provide other financial relief, or consent to injunctions or orders on future conduct or suffer other penalties, including undertaking other remedial measures and agree to post-settlement monitoring, any of which could have a material adverse effect on us.

The Lava Jato investigation is ongoing and new information may be disclosed. As such, our estimates may be under or overestimated, which could thus lead to us having to resubmit our financial statements and cause a material adverse impact in our results of operations and financial condition. This could impact the market value of our securities.

Given that the Lava Jato investigation is still ongoing we may have to make adjustments to certain line items of our financial statements in the event the investigations lead to a discovery  of materially relevant differences between the accounted amounts in such line items.

Our internal investigations into the allegations made as part of the Lava Jato investigation intend to identify possible illegal payments and other illegal acts that may have occurred in projects in which we and our subsidiaries hold equity interest, either directly or through special purpose entities. One of the possible consequences of illegal payments to the consortia of contractors, suppliers, or other service providers would be the capitalization of undue amounts in the accounting entries relating to any affected projects.

In October 2016, the Independent Investigation completed the first phase of the investigation with the goal of identifying any illegal acts that could result in material distortions in our consolidated financial statements.  During this stage, the investigation identified cases of overbilling relating to fraudulent biding processes resulting from the use of bribes and kickbacks that were paid by certain suppliers and contractors of some of our subsidiaries and SPEs hired since 2008. For further information relating to the Independent Investigation see “Information on the Company-E. Compliance.”

In April 2017, as a consequence of the plea bargain agreements entered into by executives of the major Brazilian construction conglomerate, Odebrecht, the Federal Supreme Court requested that investigations should be initiated to investigate the conduct of politicians who were referred to in those agreements. Other official investigations may be initiated against individuals who are subject to the jurisdiction of lower courts.

Certain allegations of potential illegal acts were made public in respect of the Santo Antonio project, in which we hold an indirect minority interest through our subsidiary Furnas. Hogan Lovells, under the direct supervision of the Independent Committee, continues to monitor plea bargaining agreements that are made public as well as other information published by the press concerning the development of the “Lava Jato” investigation.

To determine the financial impact to be recognized in our consolidated financial statements, management took into consideration the conclusions reached and findings identified in the Independent Investigation in addition to the conclusions reached and findings identified to date by the Prosecutors overseeing the Lava Jato investigation. As the Lava Jato investigation is still ongoing and the Federal Prosecutors Office may take a considerable amount of time to conclude its investigations, new relevant information may come to light in the future, which could result in material distortions in our financial statements and cause us to make further adjustments to certain line items.

The operational and financial results of the operating subsidiaries that we own and the SPEs and consortia in which we invest may adversely affect our strategies, results of operations and financial condition.

We conduct our business mainly through our operating subsidiaries and SPEs and consortia, in which we hold equity interests and which were created specifically to participate in public auctions for concessions in the generation and transmission segments. We generally use SPEs when we enter into partnerships to explore new ventures.  For the purposes of Rule 3-09 of Regulation S-X, the SPEs that hold the Santo Antônio and Jirau projects were considered significant subsidiaries as of and for the year ended December 31, 2014.  For the year ended December 31, 2015, no minority owned subsidiary met the Regulation S-X or Rule 3-09 significant subsidiary criteria and for the year ended December 31, 2016, CTEEP, a transmission company in which we hold a minority interest, was considered a significant subsidiary.

Our ability to meet our financial obligations is therefore related in part to the cash flow and earnings of our subsidiaries, SPEs and consortia and the distribution or other transfer of those earnings to us in the form of dividends, loans or other advances and payment.  Given the significant decrease in generation and transmission tariffs in recent years and the current adverse macro-economic conditions in Brazil, the operational and financial results of these operating subsidiaries, SPEs and consortia may be adversely affected.

Further, as we do not control the management of the SPEs or consortia their management practices may not be aligned with ours, which could lead to sanctions or penalties being imposed on them. Any deterioration in the results of operations or financial condition of the SPEs or consortia or any sanctions or penalties imposed on them may have a negative effect on our results of operations or financial condition.  In order to standardize the management of the SPEs in which we hold equity interests, we developed a uniform corporate governance model that we are currently implementing across all our subsidiaries which will aim to follow this model when they invest in future SPEs or consortia.  If the uniform corporate governance model is not implemented fully we may not be fully protected against any possible penalties or sanctions that may be imposed on these SPEs or consortia for future conduct, which could in turn result in reputational harm and adverse effects on our results of operations and financial condition.

Some of our operating subsidiaries, SPEs or consortia are, or in the future may be, subject to loan agreements that require that any indebtedness of these operating subsidiaries, SPEs or consortia to us be subordinate to the indebtedness under those loan agreements.  Our operating subsidiaries, SPEs and consortia are separate legal entities. Any right we may have to receive assets of any operating subsidiary or SPE or other payments upon their liquidation or reorganization will be effectively subordinated to the claims of the creditors of that operating subsidiary, SPE or consortia (including tax authorities, trade creditors and lenders to such subsidiaries), except to the extent that we are a creditor of the relevant operating  subsidiary, SPE or consortia, in which case our claims would still be subordinated to any security interest in the assets of that operating subsidiary, SPE or consortium and indebtedness of that operating subsidiary, SPE or consortium senior to the interest we hold.

Due to the length of time required to fully implement our compliance program, we may be subject to sanctions and penalties related to the enforcement of the FCPA and the Brazilian Anticorruption Law.

In mid-2014 our Board of Directors approved our compliance program (Plano de Implementação do Programa de Compliance), pursuant to (i) the Brazilian Anticorruption Law, and (ii) the U.S. laws and regulations applicable to companies that have their securities listed on the NYSE, such as the FCPA. Pursuant to our policies, all of our and our subsidiaries’ employees, management, partners and third parties must follow all applicable anti-corruption laws and regulations, whether in Brazil or overseas. On December 22, 2014, our Board of Executive Officers approved our compliance manual (Manual de Compliance referente às leis Anticorrupção). Each of our subsidiaries nominated compliance managers and assistants (Gerentes e Assistentes de Compliance) which together form the compliance commission (Comissão Diretiva de Compliance) of the Eletrobras group.

In December 2015, we updated our Compliance Manual. In August 2016, our Board of Directors created a Compliance Officer (Diretoria de Conformidade) to specifically address issues relating to enterprise risk management, internal controls and corporate integrity. The Board elected Mrs. Lucia Casasanta to fill the compliance role. Our Board of Directors and Executive Officers monitors the implementation of our compliance program by reviewing advances and setbacks.

We are implementing our compliance program as part of the “Eletrobras 5 Dimensions Program” based on guidance for state-owned companies, issued by Ministerio da Transparencia Fiscalização e Controle (CGU), in compliance with Decree No. 8,420/2015.  Given the complexity of the implementation of this kind of program, it may not be fully operational until early 2018. The Eletrobras 5 Dimensions Program includes: (i) the commitment of our Board of Directors to fully implement the compliance program, the existence of the  Compliance Officer role as well as her/his  periodic reporting  to the Board of Directors and to the Fiscal Council (with Audit Committee role) related to the ongoing compliance procedures; (ii) the development of a corruption risk assessment program to identify and protect the areas of a company in the energy sector which are most vulnerable to corruption; (iii) formal guidelines for compliance with our Anti-Corruption Policy, review of the procurement policies and procedures ; (iv) training of the employees, members of the management and of the Fiscal Council of the guidelines and integration of the Code of Ethics and Conduct Commitments, including formalizing procedures to mitigate the risk of corruption and training our employees regarding our compliance procedure and the risks of corruption; and (v) implementation of an independent whistleblower channel, annual internal audits to evaluate our compliance, including implementing due diligence for third parties and conducting background checks when appointing the members of  Board of Directors, Board of Officers and Fiscal Council. In late 2016, we updated our Code of Ethics and Conduct.

Until the program is fully implemented, or if the program fails to identify corruption or fraud once it is implemented or we do not successfully remediate future issues that arise, we could be exposed to financial losses, restrictions on securities offerings, or  civil and criminal liability in the United States and in Brazil.

The renewal of our concessions pursuant to Law No. 12,783/2013 or Law No. 13,182/2015 may adversely affect our results of operations and financial condition.

The Brazilian Government enacted Law No. 12,783/2013, or Law No. 12,783, in order to regulate the terms and conditions for the renewal of concessions for the generation and transmission of electricity which were due to expire between 2015 and 2017. Law No.

12,783 provides that companies may, only once, renew their generation, transmission and distribution concessions for a further thirty-year term, provided they accept certain conditions established by ANEEL, such as the revised tariffs to be calculated by ANEEL, and submit to the agency’s quality standards.

On December 4, 2012, we renewed the generation and transmission concessions which were due to expire between 2015 and 2017 of our subsidiaries Chesf, Eletronorte, Eletrosul and Furnas for a further 30 years pursuant to Law No. 12,783. By doing so, we accepted the application of the annual tariffs for generation and transmission (Receita Anual Permitida) as remuneration for the operation and maintenance of our generation and transmission activities in accordance with the MME’s Ordinance Nos. 578 and 579, both enacted in 2012.

Further, the Brazilian Government enacted Law No. 13,182/2015 to regulate the terms for the renewal, for a further thirty years, of the generation concessions and including the Sobradinho and Itumbiara hydroelectric power plants. On November 3, 2015, Chesf renewed the concession of the Sobradinho hydroelectric power plant.  In order for Furnas to renew the concession for the Itumbiara hydroelectric power plant for a further 30 year term starting from February 27, 2020, it will have to follow certain conditions provided for in Law No. 13,182/2015, as partially amended by Law No. 13,299/2016.  The law established that the supply for agreements entered into by Furnas pursuant to auctions should commence on January 1, 2016, and terminate on February 26, 2035, subject to gradual annual decreases in the energy supplied under those agreements from February 27, 2030 to February 26, 2035, when the entire physical guarantee of the Itumbiara power plant will be allocated to the quotas regime established by Law No. 12,783. Further, pursuant to the current legislation, the energy not sold by the Itumbiara power plant will be subject, form February 27, 2020, to the quota regime established by Law No. 12,783.  Furnas approved the renewal of the concession of the Itumbiara hydroelectric power plant, however, the reference price established by the law might not be attractive to consumers in future auctions to be held until December 2019 for the hiring of the physical guarantee. As of the date of this annual report, Furnas held four auctions to sell energy produced by the Itumbiara power plant, on January 19, 2016, November 7, 2016, December 16, 2016 and February 21, 2017, selling part, but not all, of the total volume available.  We cannot guarantee that the legality of Law No. 13,182/2015 and of Law No. 13,299/2016 will not be questioned, nor that all conditions needed to turn the renewal of the Itumbiara concession into an economically feasible project will be met, which could have an advserse effect on our results of operations and financial condition.

The amount of any payments to be received following the renewal of our concessions, which were due to expire between 2015 and 2017, may not be sufficient to cover our investments in these concessions. Further, we cannot estimate when and on what terms payments in respect of generation concessions will be made.

In respect of our generation and transmission concessions, by agreeing to the renewal of the concessions, which were due to expire between 2015 and 2017, we accepted payments as compensation for the unamortized undepreciated portion of our assets relating to those concessions. As of December 31, 2016, pursuant to Law No. 12,783, we were awarded the total payments of R$36.6 billion in relation to our transmission concessions.  For further information, please see “—Principal Factors Affecting our Financial Performance— Transmission RBSE Payment.”

On April 20, 2016, MME enacted Instruction No, 120, which regulates the conditions under which the payments in connection with the RBSE transmission assets are to be received and which establishes that the amounts homologated by ANEEL referring to these assets should be merged into the Regulatory Asset Basis (Base de Remuneração Regulatória), increased with respect to compensation for the cost of equity from January 1, 2013 to July 2017 when the tariff process will take place in order to include such payments, and, from this date, the compensation of these assets will be determined through WACC, the weighted average cost of capital, defined by ANEEL, until the effective date of payment.  The WACC is calculated as an average between the cost of equity of the shareholders and of third parties, which is the cost of financial debts.

The amounts related to RBSE, once updated and paid, will be added to the Permitted Annual Revenues (“RAPs” - Receitas Anuais Permitidas) of the relevant projects which were renewed in 2012, as from the 2017 tariff review, increased by the compensation related to the cost of equity mentioned above.  The compensation and depreciation installments will be defined according to the methodologies of the Periodic Tariff Review of Revenues from Existing Concessionaires (Revisão Tarifária Periódica das Receitas das Concessionárias Existentes), approved by ANEEL, and the Regulatory Asset Basis will be depreciated considering the residual life span of the assets and will be updated using the IPCA index.  Starting with the 2017 tariff process, the compensation through the application of WACC will be applicable for an eight-year period.

However, certain associations of energy consumers have legally questioned these increases, claiming that these charges would be improper, especially regarding the compensation for the cost of equity, and that those differences should be paid from public resources, and not passed on to consumers. In the event that the consumers succeed in their lawsuits and are able to entirely or partially reverse the collection of theseamounts, our financial results might be materially adversely affected. On April 10, 2017, a partial injunction was granted in favor of these associations in order to exclude the tariff that the associations had to pay in relation to the compensation provided for by Portaria MME 120/2016.  Should the partial injunction remain in effect, the lawsuit be decided against us, and/or new lawsuits be filed by other consumers associations from the regulated market with the Brazilian Government not assuming the obligation to pay for these credits, we might not receive the total amount of the assets accounted in our financial statement, or might be required to make an accounting provision. ANEEL has not yet defined the criteria for the indemnification of generation assets, which may be below the amount claimed by us.

The value of the revised tariffs we calculated as part of the renewal of the concessions within the ambit of Law No. 12,783 based on our expected expenses, costs and revenues may be lower than the tariffs we will eventually receive.

Law No. 12,783 determines, among other things, the tariffs to be charged by concessionaires based on costs of operation and maintenance, charges, taxes and payments for the use of the transmission and distribution systems. By agreeing to renew our concessions early, we made certain assumptions about the assets of Furnas, Chesf, Eletronorte and Eletrosul that may not materialize over time, particularly in relation to planned cost reductions. As a result, the tariffs our subsidiaries will receive in time may be lower than predicted, may not cover the amounts actually invested or may be paid only after a significant amount of time, which could materially adversely affect our results of operations and financial condition.

Under the current rules for the tariff review for generation and transmission concessions, we might not receive the full amount to compensate us for costs incurred in relation to the operation and maintenance of these concessions and any expenses in relation to these assets.

In Brazil, the regulatory model adopted for transmission companies is based on the traditional English price/revenue cap model. According to this model, ANEEL determines the revenues to be charged by the companies, which must cover any costs of capital, operation and maintenance considered efficient. As is the case for distribution companies, the regulation mechanisms for transmission companies are the tariff review, which occurs every five years, and the annual tariff readjustment, which is a monetary adjustment of the tariffs charged. These mechanisms depend on the concession agreement of each company.  At the time of the tariff review, the objective of ANEEL is to recalculate the costs for the efficient operation and maintenance of the system managed by the transmission company. Companies with high operating costs comparative to similar companies only receive partial compensation.

It is also incumbent upon ANEEL to determine the revenues to be charged by the generating companies, holding assets with renewed concession agreements or resulting from concessions auctions (both cases in accordance with Law No. 12,783). The Annual Generation Revenue (RAG) is the amount to which the generating companies have the right to provide the physical guarantee of a hydroelectric plant. RAG is calculated taking into account the regulatory costs of operation, maintenance, administration, compensation and amortization of the hydroelectric plant, being adjusted annually, in addition to being reviewed every 5 years.

According to the current regulations, to recognize the required investiments to maintain the adequate service provision, ANEEL determined that generating companies must present investment plans, every 5 years, to be approved by the Agency, so compensation starts to be paid after the plant starts to operate. However, ANEEL is promoting a review of this methodology, which consists in establishing a regulatory amount to cover investments in improvements, to be included in the fixed revenue of the concession. This revenue will then be adjusted annually, with no the need for a tariff review process.

If our transmission companies do not perform properly or ANEEL chooses to maintain the current process of reviewing transmission revenues, we will be exposed to the possibility of not being adequately compensated for the costs and expenses of investments on these assets. This may affect our results of operations and financial condition. Should this not occur, the risk of not having our investments properly remunerated by ANEEL will continue and might materially adversely affect our operation results and financial condition.

There are no guarantees that our existing concession contracts will be renewed and, if so, on what terms.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL.

The Brazilian Government may renew any existing concessions that were not renewed pursuant to Law No. 12,783 and Law No. 13,182/2015, for an additional period of 30 years without the need to carry out a new public bidding process. If we request a renewal, the Brazilian Government may renew the concession on less favorable terms. This applies to approximately 41% of our corporate generation assets and 9.1% of our corporate transmission assets, other than Itaipu and our nuclear power plants Angra I and Angra II.

Given the Brazilian Government’s discretion in relation to the renewal of concessions, we may face considerable competition during the renewal process. Consequently, we cannot give you any assurances that our concessions will be renewed or renewed on similar terms.

Every five years the physical guarantees for our plants can be revalued and we may incur additional costs having to purchase energy to comply with existing agreements, which could reduce our revenues.

Order MME No. 622/2016 published and opened to public consultation the Ordinary Review Report of Energy for Physical Guarantees of hydroelectric power plants (Relatório Revisão Ordinária de Garantia Física de Energia) and the Reviewed Amounts of Energy for Physical Guarantees of hydroelectric power plants (Valores Revistos de Garantia Física de Energia das Usinas Hidrelétricas Despachadas) operating in the SIN. The impacts to our group could trigger changes to the system’s total physical guarantees which are still under analysis, as the result of the public consultation has not yet been disclosed. We expect the process to be concluded in 2017 and the review to be applied from 2018 onwards.  Possible changes to the physical guarantee in 2018 could impact our plants as follows: Boa Esperança (a decrease of 5%), Paulo Afonso Complex — Moxotó (a decrease of  5%); Corumbá I (a decrease of  5%); Curuá-Una (a decrease of  3.3%); Funil (a decrease of 5%); Furnas (a decrease of 2.8%); Itumbiara (a decrease of 5%); Sobradinho (a decrease of 5%); Tucuruí I and II (a decrease of 3.2%), among others.

The decrease in the physical guarantee, especially for those plants that have not had their concessions renewed yet, could impact our revenues and increase our expenses due to the need to purchase energy to comply with sale and purchase agreements already in effect.

The value of any government bonds that we might receive in exchange for our credits in Itaipu might be less than the value of such credits.

Law No. 12,783 authorized the Brazilian Government to acquire any of the credits we hold against Itaipu as a result of our financing of the construction of the Itaipu hydroelectric power plant, in exchange for Brazilian Government bonds (títulos da dívida pública mobiliária) of an equivalent value. Should the Brazilian Government acquire these credits, the value of any government bonds transferred to us in the future may be worth less than the value of our credits in Itaipu and could materially adversely affect our results of operations and financial condition.

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

We have substantial liabilities and are exposed to short-term liquidity constraints, which could make it difficult for us to obtain financing for our planned investments and adversely affect our results of operations and financial condition.

In order to finance the capital expenditures needed to meet our long-term growth objectives, we have incurred a substantial amount of debt. As our cash flow from operations in recent years has not been sufficient to fund our capital expenditures, debt service and payment of dividends, our debt has significantly increased since 2012. In 2016, we were able to reduce our debt by 1.7% to R$45,620 million as of December 31, 2016, compared to R$46,398 million as of December 31, 2015. However, our debt, net of cash, cash equivalents and marketable securities, increased by 3.2% to R$39,196 million as of December 31, 2016 compared to R$37,966 million as of December 31, 2015.  71% of our existing debt (principal), or R$32.6 billion, will mature in the next five years.  In order to meet out growth objectives, maintain our ability to fund our operations and amortize scheduled debt maturities, we will need to raise significant amounts of debt capital from a broad range of funding sources as well as sell selected assets. To service our debt after meeting our capital expenditure targets, we have relied upon, and may continue to rely upon, a combination of cash flows provided by our operations, drawdowns under our available credit facilities, our cash and short-term financial investments balance, the incurrence of additional indebtedness, the receipt of payments from the government for concessions renewed pursuant to Law No. 12,783 and the sale of assets, such as our recent sale of CELG-D. Following the downgrade of the sovereign ratings, we lost our Fitch’s, Moody’s and Standard & Poor’s investment grade ratings. Any further lowering of our credit ratings may have adverse consequences on our ability to obtain financing or may impact our cost of financing, also making it more difficult or costly to refinance maturing obligations. If, for any reason, we are faced with continued difficulties in accessing debt financings or there is any delay in us receiving amounts due to us under the payments from the government, this could hamper our ability to make capital expenditures in the amounts needed to maintain our current level of investments or our long-term targets.  In addition, it could impair our ability to timely meet our principal and interest payment obligations with our creditors.

We are subject to certain covenants, non-compliance with which may allow the lenders under the relevant facilities to accelerate their commitments.

We are party to a number of international and Brazilian financing facilities as borrower and guarantor. The bonds we issued in the international capital markets and our existing credit facilities require that we comply with a number of financial and non-financial covenants, such as the provision of financial statements by certain deadlines and the provision of an unqualified audit report, among others. We may not be able to comply with such covenants, which could trigger certain events of defaults and, consequently, permit the relevant lenders to accelerate the loans, potentially allowing other lenders to rely on their cross-acceleration provisions. Should any lender make this request, it could allow other lenders to use the same arguments and also to ask for the cross-accelerated provisions. However, on an agreed basis, these same lenders may grant waivers regarding the breach of covenants, temporarily or not, and not ask for the corss-accelerated provisions. However, we cannot guarantee that the relevant lenders will grant us waivers for any breaches of our covenants in the future, and any covenant breach may result in circumstances that usually lead to defaults in other loans.

We are subject to rules limiting borrowing by public sector companies and may not be able to obtain sufficient funds to complete our proposed capital expenditure programs.

In respect of capital expenditures for expansion, modernization, research, infrastructure and environmental projects, in 2016 we disbursed R$8.7 billion and, in 2015, R$10.4 billion. For 2017 our current budget provides for approximately R$8.9 billion of capital expenditures. We cannot assure you that we will be able to finance our proposed capital expenditure programs from either our cash flow or external resources. Moreover, as a state controlled company, we are subject to certain rules limiting our indebtedness and investments and must submit our proposed annual budgets, including estimates of the amounts of our financing requirements and sources of our financing, to the Ministry of Planning, Budget and Management and the Brazilian Congress for approval. Thus, if our operations do not fall within the parameters and conditions established by such rules and the Brazilian Government, we may have difficulty in obtaining the necessary financing authorizations, which could create difficulties in raising funds.

If we are unable to obtain funds, our ability to invest in capital expenditures for expansion and maintenance may be adversely impacted, which would materially adversely affect the execution of our growth strategy, particularly our investment in large scale projects, which could materially adversely affect our results of operations and financial condition.

The amounts we receive from the Fuel Consumption Account are insufficient to cover costs related to thermoelectric generation of energy.

The Brazilian Government introduced the Fuel Consumption Account, or CCC Account, in 1973. The purpose of the CCC Account was to equalize the costs of energy generation for electricity companies located in areas where the generation is mainly thermoelectric and, therefore, more expensive in order to avoid peaks in the tariffs paid by end consumers in such locations. We have administered the CCC Account ever since, making the relevant payments to the beneficiaries. Until 2013, the CCC Account was funded through quotas paid by companies operating in the energy sector. However, following the enactment of Law No. 12,783, funds from the CDE Account are now the main funds of the CCC Account.

The generation costs of the Isolated System are partially covered by the CCC Account, however, such reimbursement amounts are important to complement the revenues of our distribution companies due to the high generation costs and technical and commercial losses in the region. Our distribution subsidiaries have incurred substantial debt with third party fuel suppliers, especially as a result of the delay in the transfer of funds from the CCC Account in recent years. Our distribution subsidiaries have incurred penalties and interest payments as a result of non-payment of their debts, which are not fully covered by the CCC Account.

In December 2014, certain of our distribution subsidiaries renegotiated overdue amounts with third party fuel and gas suppliers. As of December 31, 2016, these amounts totaled approximately R$11 billion, which were negotiated and formalized through instruments of acknowledgment of debt, which are to be paid in 120 monthly instalments that are updated using the SELIC rate.  In December 2014, our distribution subsidiaries also commenced renegotiations with the CDE Account, established by the Ministerial Order MME/MF No. 652/2014, as the distribution companies are using the credits owed to them under the CDE Account as collateral for their debt renegotiations with their suppliers. We guarantee the instruments that are being renegotiated with these fuel suppliers in relation to any values not covered by the receivables owed to them under the CDE Account or CCC Account.

Further, during the period from January 1, 2015 to July 2015, we incurred further debt with oil fuel and natural gas suppliers for approximately R$7 billion as of December 31, 2016 due to the continuing default of our distribution subsidiaries. The distribution subsidiaries alongside us are still negotiating further agreements with third party fuel suppliers for debt incurred to date.  In order to pay for parts of these debts, the distribution companies are lenders of new credits to the CDE Account/CCC Account, as provided in Interministerial Order MME/MF No. 372/2015. However, the renegotiation of this debt has not yet occurred, and the distribution companies continue to incur penalties and accrue interest to fuel suppliers, besides potentially being cut off from the supply at any time.

On February 7, 2017, ANEEL issued Resolution No. 2,202/2017, published on August 2, 2017, which approved the annual budget of the CDE Account for 2017 and suspends the transfer of credits expected by our distribution companies, in accordance with the Interministerial Orders MME/MF Nº 652/2014 and 372/2015.  As mentioned above, a significant portion of these credits serve as coverage for the payment of debts with fuel suppliers that were incurred by the distribution companies in 2014 and 2015. The budget that ANEEL approved for 2017 also reduced the CCC Account/CDE Account budget forecast regarding expenses of the distribution companies in the current year.

Currently, ANEEL is inspecting our distribution companies regarding the credits they hold against the CCC Account/CDE Account, especially those that serve as payment coverage and guarantee for debts with fuel suppliers. Should these amounts be questioned and/or partially or fully disallowed, we might have to review the renegotiation of debts with our fuel suppliers; the payment of debts might be accelerated; and/or we might be ordered to fully guarantee the debts not covered by the credits under the CCE Account/CDE Account. The disallowance of the CCE Accounts/CDE Accounts credits might also cause specific accounting adjustments and impacts on our financial statements. The irregularity in the payment of debts with the suppliers might also entail the interruption of fuel supply, disabling our distribution companies to generate energy and causing them to incur in high costs due to the the acquisition of energy for resale from the market. Moreover, any further delay in funds being transferred from the CCC Account to us and our distribution subsidiaries may also adversely affect the cash flow of these companies.

As the manager of certain sectorial funds, we are exposed to mismanagement claims.

We currently manage certain accounts and funds such as the CCC Account, the CDE Account and the RGR Fund in addition to government programs, such as Luz para Todos, Procel and Proinfa. These funds and programs are managed pursuant to rules and regulations enacted by ANEEL and the MME. Accordingly, ANEEL and other oversight bodies, such as the Federal Audit Courts (“the TCU”), may not agree with how we interpreted certain provisions for the management of these accounts and/or funds. Accordingly, we may be exposed to significant penalties for non-compliance with these rules, and may need to reimburse these funds any amounts that might be considered improperly managed.  Further, we are subject to civil and criminal liability for the management of third party funds.

In January 2014, ANEEL commenced an administrative proceeding determining that we reimburse the RGR Fund the historical amount of approximately R$2 billion updated by the SELIC rate.  We appealed against this decision. On May 10, 2016, ANEEL dismissed the first appeal and determined that we indemnify the RGR Fund for that amount.  In June 2016, Law No. 13,299/2016 was enacted. As a result, we have filed a new appeal requesting compliance with the new law, which allowed us to compensate the credits that we accelerated in the past in respect of the RGR Fund with the reimbursement required by ANEEL. On September 27, 2016, ANEEL partially granted our appeal, however, on the understanding that it was our responsibility to reimburse the RGR Fund in the amount of R$2,037.8 million (the historical amount of December 31, 2011), to be adjusted by an annual interest rate of 5% due in monthly installments between January 2017 and 2026. We continue to dispute the amount and, consequently, we appealed this decision. We cannot assure you, however, that this new appeal will be granted. Moreover, under Decree No. 9,022/2017, ANEEL will review the amount mentioned above and issue an act determining the reimbursement of resources from us to the RGR Fund.

In addition, in December 2015, we became aware that we made certain improper payments while managers of the RGR Fund regarding the payment of installments, to certain generation and distribution concessionaires that renewed their concessions in 2013, related to the first tranche of credits considered not impaired and not redeemed under Law No 12,783/2013. Among the concessionaries that received improper additional payment, some of them are our generation and transmission subsidiaries. Hence, such amounts must be returned to the RGR Fund. We voluntarily informed the TCU and ANEEL about the payments so they can request reimbursement. We are investigating this further internally in order to determine responsibility.  ANEEL, through Resolution No. 84, dated January 13, 2017, determined that we and our subsidiaries return these amounts to the CDE Account and RGR Fund  in the historical amount of R$604.2 million.  We will reimburse the RGR Fund in six equal monthly instalments, which will be updated from the payment date to the actual reimbursement date. We are discussing the conditions for reimbursements with ANEEL. However, if the companies that received the improper additional payments do not reimburse those amounts, we might be asked to reimburse any shortfall due to RGR.

Law No 13,360/2016, regulated by Decree 9,022/2017, determined that the budget, the management, and the movement of the CDE Account, the CCC Account and the RGR Fund will be under our responsibility until April 30, 2017, or until ANEEL transfers  this responsibility to CCEE. However, we will still have to answer to the supervisory bodies for the management of the funds/accounts during the period they remain under our management.In addition, as of April 30, 2017, Decree No 9,022 will edited establish that we will send on a monthly basis, to CCEE the documentation showing the amounts to be transferred and receivedfor the fulfillment of the Luz para Todos program and of the loan agreements executed as part of the CDE Account and the RGR Fund. Further, we will remain responsible for managing the loan agreements with recourse to the RGR Fund that were executed by November 17, 2016.  It is our responsibility, according to the Decree: (i) to charge the loan in accordance with the schedule established in the clauses of each agreementt; and (ii) to reimburse the RGR Fund, while debtor under these agreements, the resources related to the amortization, the agreement interest rate, and the credit reserve rate in no more than five days from the date mentioned in the loan agreement, even in the case of eventual contract default by the agents of the electricity sector. We do not agree with the provision that established that we are responsible for the payment of debts of loan agreements entered into by agents of the electricity sector, because we only acted as managers of the RGR Fund. However, if the decree is not amended in the future, we might have to reimburse any defaulted installments or incur penalties and default interest as provided in the agreements.

Any of these events could subject us to liability, which in turn could have a material adverse effect on our results of operations and financial condition.

We may be unable to fully implement our strategy.

Our ability to reach the principal objectives of our strategy depends on a series of factors, among them, our ability to:

•                                          Implement an operational efficiency plan aimed at reducing costs, increasing revenues and improving the quality and reliability of our services;

•                                          Decrease our leverage and our net debt to EBITDA ratio;

•                                          Grow our business in a sustainable and profitable manner, considering the appropriate levels of leverage;

•                                          Improve our business model, corporate governance and management; and

•                                          Improve our human resources allocation in light of the new regulations of the Brazilian energy sector.

We cannot guarantee that we will be able to accomplish these objectives and those specified in see “Item  B. Business Overview-Strategy” in their entirety or successfully. Any impact on the main elements of our strategy may adversely affect our financial condition and results of operations. For further information regarding our strategy, see “Item  B. Business Overview-Strategy.”

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

Our subsidiary Eletronuclear, as an operator of nuclear power plants, is subject to strict liability under Brazilian law for damages in the event of a nuclear accident caused by the operations of nuclear power plants Angra I and Angra II. The Vienna Convention on Civil Liability for Nuclear Accidents, or the Vienna Convention, became binding in Brazil in 1993. The Vienna Convention provides that an operator of a nuclear installation, such as Eletronuclear, in a jurisdiction which has adopted legislation implementing the Vienna Convention, will be strictly liable for nuclear damages.  As of December 31, 2016, our Angra I and Angra II nuclear power plants were insured for nuclear risk in the event of a nuclear accident for the total amount, per power plant, of US$500 million for material damages and of US$239.7 million for civil liability.

The Angra I and Angra II nuclear power plants operate under the supervision of the Brazilian nuclear regulatory authority, or CNEN, and are subject to periodic inspections by international agencies, such as the International Atomic Energy Agency and the World Association of Nuclear Operators.  Eletronuclear invests approximately R$100 million per year in the modernization and incorporation of the latest safety requirements for the plants.

Eletronuclear carried out an extensive reassessment of the risk associated with environmental issues and in response made minor adjustments to certain protection barriers. In addition, Eletronuclear verified the conditions for responding to accidents following the stress test procedures adopted by the European Union for nuclear plants under construction or in operation in Europe.  As a result of this verification process, Eletronuclear implemented several complementary safety measures.

Eletronuclear seeks to comply with all preventative and safety actions, however, it cannot guarantee that, in the event of a nuclear accident that its insurance will be sufficient.  Accordingly, our financial condition and results of operations may be affected if a nuclear accident were to occur.

Furthermore, our Angra III nuclear power plant has been subject to extensive delays and has never been operational. If we are unable to conclude the construction of the Angra III power plant, our financial condition and results of operations could be materially adversely affected.

In 2009, Eletronuclear started the construction of a new nuclear plant, called Angra III.  Construction stopped in 2015 when the media reported allegations of potential illegal activities by companies that provide services to Eletronuclear in respect of the Angra III nuclear power plant.  As of the date of this annual report, Eletronuclear has executed 60% of the original project and invested R$8.9 billion. In 2016, we revised the total budget for the Angra III project and changed the forecasted date for operation of the Angra III nuclear power plant to December 2022. As a result, in 2016 we recognized an impairment in the amount of R$2,886 million and recorded an onerous contract of R$1,350 million in respect of this project.  The amount of accumulated impairments recognized on our balance sheet totalled R$8.949 billion as of December 31, 2016 and R$1.350 billion in accumulated onerous contract.

We are currently seeking to review the tariff of Angra III and the authorization of CNPE to resume the construction and are also looking for new sources of funding. If we are not succesful, we will be liable as guarantor under a R$6.15 billion financing (under which R$3.48 billion are outstanding as of December 31, 2016) provided by BNDES to Eletronuclear for the construction of the Angra III plant, in addition to other accounting liabilities which we may record, which could materially adversely affect our financial condition and results of operations.

We are currently looking for purchasers for our distribution companies in the Northern and Northeastern regions of Brazil but if we are unable to find any purchasers we may have to bear the costs related to the dissolution and any prior obligations of those distribution companies.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, our shareholders decided not to renew the concessions of our six distribution subsidiaries CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas Energia, and that by December 31, 2017 we intend to transfer the control of these subsidiaries, in compliance with Law No. 13,360. The shareholders also approved that these distribution companies can continue distributing energy until December 31, 2017 provided the funds necessary for operation, maintenance and new investments will be received from customer charges or government funding. The shareholders also approved the resolution to return the concessions to government control at any time if control has not been transferred by December 31, 2017, or if the Government ceases to allocate resources to fund these companies at any time or the tariff does not represent proper compensation. If we return these concessions, they will be subject to new bids in the future.

On August 3, 2016,  the MME issued decrees that named those distribution subsidiaries as temporarily responsible for distributing public energy so as to assure the continuity of the service, in accordance with article 9, paragraph 1, of Law No. 12,783. According to these decrees, the distribution companies will provide these services, in a provisional manner, against payment of the proper compensation, until the effective transfer of control of these companies, or until December 31, 2017, whichever occurs first .In addition, Boa Vista Energia is responsible for the rendering of services in the concession area of CERR, a state company of the government of Roraima. Pursuant to paragraph 4 of article 9 of Law No 12,783, during the temporary service provision period, the distribution companies may borrow and/or receive funds from the CCC Account, the CDE Account and the RGR Fund, subject to ANEEL’s approval.

However, as we continue to be a majority stakeholder of the distribution companies, we cannot guarantee that we will successfully transfer the corporate control of all of them by the end of 2017.  In this event, we might be required by ANEEL to continue providing distribution services for these companies for an extended period of time.  Accordingly, we may have to bear the costs related to the dissolution of any of these distribution companies that might remain under our control. Those costs could include the termination of employees and other obligations. Furthermore, we may have to pay expenses related to obligations the distribution companies might have had untilt he end  of the temporary service provision period or related to obligations in which we act as guarantor, which could have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future.

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor, tax and corporate claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a a present obligation as a result of a past event and is probable there will be outflow of resources that embodies economic benefits to settle the referred obligation in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2015, we provisioned a total aggregate amount of approximately R$14.1 billion in respect of our legal proceedings, of which R$0.6 billion were related to tax claims, R$12.5 billion were related to civil claims and R$1 billion were related to labor claims. As of December 31, 2016, we provisioned a total aggregate amount of approximately R$20.7 billion in respect of our legal proceedings, of which R$0.6 billion were related to tax claims, R$18.7 billion were related to civil claims and R$1.4 billion were related to labor claims. (See “Item 8.A, Consolidated Financial Statements and Other Information — Litigation” and note 30 to our consolidated financial statements).

Our subsidiary Chesf is a defendant in a proceeding filed by Companhia Brasileira de Projetos e Obras and Mendez Júnior in respect of certain amendments to the construction agreement of the Xingó plant. An appeal and a special appeal are currently before the Brazilian Superior Court of Justice. One of the main issues relates to the application of a factor for monetary restatement. Furthermore, the Federal Court of Recife, in the State of Pernambuco, had blocked R$497.2 million of Chesf’s assets in August 2016 in connection with this ongoing litigation. However, on January 24, 2017, the court reversed the decision, unblocking the assets. If the court decides against Chesf, it may have to pay up to R$1.2 billion to the plaintiffs.

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

On March 27, 2017, the court granted in part and denied in part ourdefendants’ motion to dismiss the second amended complaint. All claims against José Antonio Muniz Lopes, our former CEO, were dismissed, as were scheme liability claims against José da Costa Carvalho Neto, our former CEO, and Armando Casado de Araújo, our current CFO, under Section 10(b) of the Exchange Act and Rule 10b-5(a) and (c) promulgated thereunder. The motion to dismiss was otherwise denied as to the remaining claims. The decision does not create any financial obligation for us, and the case will now move into the class certification and discovery phases. The deadline to answer the second amended complaint is May 5, 2017. These legal proceedings, if decided against us, could have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future. For further information, see See “Item 8.A, Consolidated Financial Statements and Other Information — Litigation — Environmental Proceedings”.

In the event that claims involving a material amount for which we have no provisions were to be decided against us, or in the event that the estimated losses turn out to be significantly higher that the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and results of operations. In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business. Depending on the outcome, certain litigation could result in restrictions in our operations and have a material adverse effect on certain of our businesses.

We may incur losses in legal proceedings in respect of compulsory loans made from 1962 through to 1993.

Pursuant to Law No. 4,156 of November 28, 1962 certain end-users of electricity were required to make “compulsory loans” to us (through collections by distributors) in order to provide funds for the development of the electricity sector. Industrial customers consuming over 2,000 kWh of electricity per month were required to pay an amount equivalent to 32.5% of each electricity invoice to us in the form of a compulsory loan, which was repayable by us within 20 years of draw-down. Interest on the compulsory loans accrues at IPCA — E plus 6.0% per annum. Law No. 7,181 of December 20, 1983, extended the compulsory loan program until December 31, 1993 and provided that such loans may, subject to shareholder approval, be repaid by us in the form of an issue of preferred shares at book value, in lieu of cash.

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

As of December 31, 2016, consumers filed a large number of lawsuits against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. In the third quarter of 2015, the STJ issued decisions defining the parameters for the method to calculate such executions, accepting some of the claims made by us, although not entirely, causing adjustments to the calculation methods adopted by us and the risk classification of these claims and consequent difference in the provision for contingencies. We filed an appeal with the STF, however, as ofthe date of this annual report, it had not yet been decided. The total amount involved in these lawsuits is not adjusted for monetary restatement and required expert assessment to be estimated reliably. In the course of enforcement proceedings, we were required to pledge certain of our assets, consisting mainly of shares held by us in other electricity sector companies. As of December 31, 2016, we provisioned R$13.9 billion to cover losses arising from unfavorable decisions relating to these lawsuits. We are discussing joint responsibility in certain judgements with the Government but as of the date of this annual report, the subject still had not yet been decided by the STJ.

In the course of the execution processes, we must offer as a guarantee some of our assets, which consist mainly of the preferred shares held by us in other companies in the energy sector.

We are also involved in numerous lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “obrigações da Eletrobras” and are subject to expiration, which has already passed. Although we believe that we have no further liability in respect of these bonds because they are expired, any legal interpretation that the bonds have not expired could adversely affect our results of operations and financial condition.

Judgments may not be enforceable against our directors or officers.

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

Pursuant to Supplementary Law No. 108/2001 and Supplementary Law No. 109/2001 and the terms of the pensions plans themselves, we and our subsidiaries are required to make contributions to the pension plans of our current and former employees. If there is a mismatch in the reserves of the pension plans and the amount of resources available to the plans, we (as sponsors) and the pension plan beneficiaries must contribute to the pension plan to re-establish the plan’s balance.

In 2016, the pension plans that we and our subsidiaries sponsor recorded a deficit of R$2.5 billion. In 2015, the deficit was R$2.0 billion. Our subsidiaries and we made contributions to our respective pension plans which amounted to approximately R$473.9 million in 2016, and R$425 million in 2015.

Some pension plans that we sponsor had to approve a balance for the technical deficit which included the amounts to be balanced and the payment terms. The implementation of the balance plan results in the payment of an extraordinary contribution by the participants and sponsors, in order to recover the balance of the plan. Such payments may materially adversely affect our results of operations and financial condition.

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

Our thermal plants operate on coal, natural gas and/or oil and our nuclear plants rely on processed uranium. In each case, we are entirely dependent on third parties for the provision of these raw materials. In the event that supplies of these raw materials become unavailable or may not be purchased on reasonable terms for any reason, we do not have alternative supply sources and, therefore, the ability of our thermal and/or nuclear plants, as applicable, to generate electricity would be materially adversely affected, which may materially adversely affect our financial condition and results of operations.

Risks Relating to Brazil

Allegations of political corruption against the Brazilian federal government and the Brazilian legislative branch could create economic and political instability.

Members of the federal government and the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressmen, resigned or have been arrested. Currently, elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during Lava Jato investigation being conducted by the Office of the Brazilian Federal Prosecutor.

Further, in December 2015, the Brazilian Congress opened impeachment proceedings against the then President Dilma Rousseff alleging non-compliance with the fiscal responsibility law. On April 17, 2016, the Brazilian Congress voted in favor of the admissibility of the impeachment proceedings and the Brazilian Senate voted in favor of commencing the impeachment process on May 11, 2016, removing Ms. Rousseff from the presidency for up to 180 days to defend herself in her impeachment trial.  Brazil’s Vice President, Michel Temer, was named Acting President of Brazil on May 12, 2016, in response to Ms. Rousseff’s temporary removal from office. As Acting President, Mr. Temer has full presidential powers to govern Brazil, and has appointed a new cabinet to govern during the impeachment period.  On August 31, 2016, the Brazilian Senate voted in favor of the impeachment, thereby removing Ms. Rousseff from office through the end of her term, and Mr. Temer was sworn in as the country’s new president.  Mr. Temer will remain in office until January 2019, when the next President is sworn in following the next Presidential election which is schedule for October 2018. The impeachment proceedings have resulted in volatility and we expect that there may be continued volatility in the Brazilian markets, affecting the trading prices of securities issued by Brazilian issuers during Mr. Temer’s term. We cannot predict how Mr. Temer’s policies will affect the Brazilian economy.

The potential outcome of Lava Jato investigation is unknown and could have further adverse impacts on general market perception of the Brazilian economy and on the Brazilian economy itself. The President of Brazil has powers to indirectly appoint the majority of our directors. Accordingly, any further change in the Brazilian government could lead to further changes in our management. We cannot predict whether the outcome of Lava Jato investigation will lead to continuing instability or whether new allegations against Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy and, consequently, our results of operations. These and other future developments in the Brazilian economy and governmental policies may materially adversely affect us.

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

•                           allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to Lava Jato investigation; and

•                           other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Changes in, or uncertainties regarding the implementation of, the policies listed above could contribute to economic uncertainty in Brazil, thereby increasing the volatility of the Brazilian securities market and the value of Brazilian securities traded abroad.

Historically, the level of the country’s political stability has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation and its impacts on the Brazilian economy and political environment. Any developments in Lava Jato investigation (foreseeable and unforeseeable) could have a material adverse effect on the Brazilian economy and on our results of operations and financial condition.

Additionally, after reaching 7.5% in 2010, the Brazilian Gross Domestic Product, or GDP, has declined, indicating a steady economic slowdown. Growth rates were 3.9% in 2011, 1.8% in 2012, 2.7% in 2013 and 0.1% in 2014. In 2015, the economy contracted by 3.9% and further contracted by 3.6% in 2016. Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of GDP in Brazil. In years in which the Brazilian GDP does not grow, there tends to be a decrease in the demand for power. Further, it may also lead to an increase in commercial losses and customer defaults. We cannot assure that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of energy. As a result, these developments could impair our results of operations and financial condition.

The stability of the Brazilian real is affected by its relationship with the U.S. dollar, inflation and Brazilian Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of volatility affecting our foreign currency-linked receivables and obligations.

In the past, the Brazilian Government has implemented several economic plans, and has used a wide range of foreign currency control mechanisms to cope with high degrees of volatility of the Brazilian currency. Recently, after a relatively long period of stability, the real became extremely volatile again in 2014 and 2015, however, starting to  appreciate again in mid-2016. Nevertheless, the exchange rate between the real and the dollar reached R$3.26, R$3.90 and R$2.66 to U.S.$1.00 on December 31, 2016, 2015 and 2014, respectively.

Because of the volatility and the uncertainty of the factors that impact the exchange rate, it is difficult to predict future movements in the exchange rate. In addition, the Brazilian Government may change its foreign currency policy. Any governmental interference in the exchange rate, or the implementation of exchange control mechanisms, could influence the exchange rate. These exchange rate scenarios may have adverse effects on us as they may adversely affect the value of our receivables from Itaipu, which are denominated in U.S. dollars, as well as any of our indebtedness denominated in U.S. dollars.

As of December 31, 2016, approximately 27% of our consolidated indebtedness (of R$45,620 million), which amounted to R$12,091 million, was denominated in foreign currencies, of which R$11,795 million (or approximately 26% of our consolidated indebtedness) was denominated in U.S. dollars. As of December 31, 2015, approximately 33% of our consolidated indebtedness (of R$46,398 million), which amounted to R$15,283 million, was denominated in foreign currencies, of which R$14,851 million (or approximately 32% of our consolidated indebtedness) was denominated in U.S. dollars.

Inflation, and the Brazilian Government’s measures to curb inflation, may further contribute significantly to economic uncertainty in Brazil and materially adversely impact our operating results.

Brazil has historically experienced high rates of inflation, particularly prior to 1995. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy. More recently, inflation rates were 6.29% in 2016, 10.67% in 2015, 6.41% in 2014, 5.91% in 2013 and 5.84% in 2012, as measured by the IPCA, the National Consumer Price Index, compiled by IBGE (Brazilian Institute of Geography and Statistics).

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

The vote by the U.K. electorate in favor of the U.K. exit from the European Union could adversely impact our business, results of operations and financial condition.

On June 23, 2016, the U.K. electorate voted in a general referendum in favor of the U.K. exiting from the European Union, so-called Brexit.  On March 20, 2017, the U.K. gave formal notice under Article 50 of the Treaty on European Union of its intention to leave the European Union.  The on-going process of negotiations between the U.K. and the European Union will determine the future terms of the U.K’s relationship with the European Union, including access to European Union markets either during the transitional period or more permanently.  The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations.  The effects of Brexit will depend on any agreements the U.K. makes to retain access to E.U. markets either during the transitional period or more permanently.  Brexit could adversely affect European or worldwide economic or market conditions and could contribute to instability in global financial markets.  In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate.  Any of these effects of Brexit, and others we cannot anticipate, could have a material adverse effect on our business, results of operations or financial condition.

Risks Relating to the Brazilian Power Industry

We are subject to impacts related to the hydrological conditions.

We are subject to hydrological risks derived from adverse weather conditions such as flooding of certain rivers and excessively low flow rates in other rivers. Accordingly, the Interconnected Power System, or SIN, uses the MRE (Mecanismo de Realocação de Energia), an association of energy sellers to share the hydrological risks existing in the market.

The Generation Scaling Factor, or GSF, represents the relation between the total production and collateral of the hydroelectric energy generators of the SIN that are part of the MRE, which represents the volume of energy in energy generation contracts. If there are excessively low flow rates, the hydroelectric generators will have to obtain energy in the short term market pursuant to the PLD.

As Brazil experienced an unusually severe drought between 2012 and 2015, its energy generation was below its expected levels. Following the enactment of Law No. 12,783, only generation companies which hold concessions which were not renewed pursuant to its terms and are due to expire remain exposed to this risk. As some of our subsidiaries hold concessions due to expire, we and our subsidiaries are exposed to this risk. Accordingly, in the event that there are unfavorable hydrological conditions our results of operations and financial condition may be affected. As this risk is systemic, and even though we are currently adopting strategies to reduce the impact of this risk, we cannot guarantee that this risk will be completely mitigated or avoided.

We act as commercial agent for the energy generated by Itaipu in the regulated market making available the total volume of energy agreed between the quota holders. Decree No. 8,401, of February 4, 2015, passed on the hydrological risk related to the MRE, which we accounted for until 2014, to the distribution concessionaires. Currently, we pay the other costs related to the financial settlement with CCEE, which are reimbursed to us in the following fiscal year.

Generally, unfavorable hydrological conditions that result in a reduced supply of electricity to the Brazilian market could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity consumption or the imposition of special taxes or charges on the sector to finance the costs of production of new thermal power plants, which are usually more expensive. In addition, we might incur higher costs in our distribution subsidiaries due to the need to purchase electricity for resale which would impact the cash flows of our distribution companies. Accordingly, it is possible that prolonged periods of reduced precipitation levels might adversely affect our financial condition and results of operations.

We could be penalized by ANEEL for failing to comply with the terms of our concession agreements and applicable legislation and we may not recover the full value of our investment in the event that any of our concession agreements are terminated.

We carry out our generation, transmission and distribution activities in accordance with concession agreements we execute with the Brazilian Government through ANEEL. The length of such concessions varies from 20 to 35 years. ANEEL may impose penalties on us in the event that we fail to comply with any provision of our concession agreements and of the legislation and regulation applicable to the electricity sector. Depending on the extent of the non-compliance, these penalties could include substantial fines (in some cases up to two percent of our gross revenues in the fiscal year immediately preceding the assessment), restrictions on our operations (such as exclusion from upcoming auctions), intervention or termination of the concession. ANEEL may also terminate our concessions prior to their due date in the event that we fail to comply with their provisions, are declared bankrupt or are dissolved, or in the event that ANEEL determines that such termination would serve the public interest (see “Item 4.B, Business Overview — Generation — Concessions”).

Because of delays in the conclusion of the construction of certain transmission lines, we are prohibited by ANEEL to participate in auctions in this sector until the end of 2017.  We cannot assure you that we will not be penalized again by ANEEL for a future breach of our concession agreements or that our concessions will not be terminated in the future. In the event that ANEEL were to terminate any of our concessions before their expiration date, the compensation we recover for the unamortized portion of our investment may not be sufficient for us to recover the full value of our investment and, accordingly, could have a material adverse effect on our financial condition and results of operations.

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

According to Brazilian law, ANEEL has the authority to regulate and supervise the generation, transmission and distribution activities of electrical energy concessionaries, such as us and our subsidiaries, including investments, additional expenses, tariffs and the passing of costs to customers, among other matters. Regulatory changes in the electrical energy sector are hard to predict and may have a material adverse impact on our financial condition and results of operations.

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

We see increasing health and safety requirements as a trend in our industry. Moreover, private individuals, non-governmental organizations and public authorities have certain rights to commence legal proceedings to obtain injunctions to suspend or cancel the licensing process in case of any noncompliance with the law.

The failure to comply with environmental laws and regulations can result in administrative and criminal penalties, irrespective of the recovery of damages or indemnification payments for irreversible damages. Administrative penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. With regard to criminal liability, individual transgressors are subject to the following criminal sanctions: (i) custodial sentence — imprisonment or confinement; (ii) temporary interdiction of rights; and (iii) fines. The sanctions imposed on legal entities are: (a) temporary interdiction of rights; (b) fines; and (c) rendering of services to the community. The penalties relating to the temporary interdiction of rights applicable to legal entities can correspond to: (1) partial or total interruption of activities; (2) temporary shutdown of establishment, construction work or activity; and (3) prohibition of contracting with governmental authorities and obtaining governmental subsides, incentives or donations.

Further, under Brazil’s environmental legislation, the corporate veil may be lifted to guarantee the payment of costs related to environmental damages, whenever the legal entity is deemed by a court to be an obstacle to reimbursement of damages caused to the environment.

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

The construction, expansion and operation of facilities and equipment for the generation, transmission and distribution of electricity involve many risks, including, but not limited to, the following:

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

For example, we experienced work stoppages during the construction of our Jirau, Santo Antônio hydroelectric plants and the Belo Monte plant which we own through an SPE. We do not have insurance coverage for some of these risks, particularly for those related to weather conditions.

In 2016, Norte Energia S.A and the shareholders of Norte Energia S.A filed an arbitration proceeding against us about the interpretation of a provision of Norte Energia’s shareholders’ agreement. The provision established a right of first refusal to enter into a purchase and sale agreement of 20% of the average secured energy generated by Belo Monte and which was designated for the Free Market. While the arbitration is ongoing, the shareholders are attempting to reach a consensus to agree on Free Market agreements, which, once executed by the shareholders and submitted to BNDES, would allow the release of energy worth up to R$2 billion.

BNDES has already contracted for this amount and will be credited to the company by BNDES once it receives a copy of the purchase and sale agreement duly executed by all parties. If the interpretation of the disputed section of the shareholders’ agreement and the respective arbitration award are unfavorable to us, our financial condition and results of operations may be adversely impacted.

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

When holders of common shares are entitled to vote, and in the limited circumstances where the holders of preferred shares are able to vote, holders may exercise voting rights with respect to the shares represented by ADS only in accordance with the provisions of the deposit agreement relating to the ADS. There are no provisions under Brazilian law or under our by-laws that limit ADS holders’ ability to exercise their voting rights through the depositary bank with respect to the underlying shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, holders of our shares will receive notice and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy or also voting at distance through a voting bulletin. ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary bank, which will in turn, as soon as practicable thereafter, mail to holders of ADS the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote their shares. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of shares. ADS for which the depositary bank does not receive timely voting instructions will not be voted at any meeting.

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

Under Brazilian Corporate Law and our by-laws, we must pay our shareholders a mandatory distribution equal to at least 25% of our adjusted net profit for the preceding fiscal year, with holders of preferred shares having priority of payment. Our by-laws require us to prioritize payments to holders of our preferred shares of annual dividends equal to the greater of 8% (in the case of our class “A” preferred shares (subscribed up to June 23, 1969) and 6% (in the case of our class “B” preferred shares (subscribed after June 24, 1969), calculated by reference to the capital stock portion of each type and class of stock.

If we realize a net profit in an amount sufficient to make dividend payments, at least the mandatory dividend is payable to holders of our preferred and common shares. After payment of the mandatory dividend, we can retain profits as statutary profit reserves for investments or capital reserves. If we incur net losses or realize net profits in an amount insufficient to make dividend payments, including the mandatory dividend, our management may recommend that dividend payments be made using the statutary profit reserve after accounting for the net losses for the year and any losses carried forward from previous years. In the event that we are able to declare dividends, our management may nevertheless decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our legal reserve and capital reserve accounts.

Additionally, in accordance with the Brazilian Corporate Law if we post net income for the year which is characterized, in whole or in part, as not having been financially unrealized, according to the parameters defined in this law, management may choose to create a reserve of unrealized profits.  This reserve can be used to absorb any losses. Any amounts remaining after absorption of losses will be distributed as a dividend when the profit which is subject to this retention is financially realized and such dividend payment will be added to any dividend payment made in the year in which such profit is realized.

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

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our common or preferred shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADS between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADS, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADS by a non-resident of Brazil to another non-resident of Brazil.

ITEM 4. INFORMATION ON THE COMPANY

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2016, we contributed, including our subsidiaries, SPEs and 50% of Itaipu to approximately 31% of the installed power generating capacity within Brazil. We share control of Itaipu but do not consolidate their results. Through our subsidiaries, we are also responsible for approximately 47% of the installed transmission capacity above 230 kV in Brazil. Our revenues derive mainly from:

•                           the generation of electricity and its sale to electricity distribution companies and free consumers;

•                           the transmission of electricity on behalf of other electricity concessionaires; and

•                           the distribution of electricity to end consumers.

For the year ended December 31, 2016, we derived 31.7%, 53.9% and 27.3% of our net operating revenues (before eliminations) from our electricity generation, transmission, and distribution businesses, respectively. For the year ended December 31, 2016, our net revenues after eliminations were R$60.7 billion, compared to R$32.6 billion for the year ended December 31, 2015.

Our capital expenditures for fixed assets, intangible assets and concession assets in 2016, 2015 and 2014 were R$3.7 billion, R$7.7 billion and R$6.2 billion respectively.

A. History and Development

General

We were established on June 11, 1962 as a mixed capital company with limited liability and unlimited duration. We are subject to Brazilian Corporate Law. Our executive offices are located at SCN Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6º and 8º floors, parte, Ed. Venâncio 3000, Asa Norte, CEP 70716-900, Brasília, DF, Brazil. Our telephone number is +55 21 2514 4637. Our legal name is Centrais Elétricas Brasileiras S.A. — Eletrobras and our commercial name is Eletrobras.

Capital Expenditures

In the last three years, as per the table below, we have invested an average of R$10.17 billion per year in expansion, modernization, research, infrastructure and environmental quality. Approximately 17.8% was invested in our generation segment, 17.0% in our transmission segment and the balance in our distribution segment and other investments.

Nature of Investments (R$Millions)	2016	2015	2014
Subtotal Own Investments	4,215.55	6,059.52	6,264.54
Generation	1,092.34	2,162.98	2,182.88
Transmission	1,204.92	1,855.35	2,111.04
Distribution	861.15	791.20	577.46
Maintenance - Generation	201.16	330.97	393.75
Maintenance - Transmission	315.62	405.51	477.95
Maintenance - Distribution	274.78	212.19	151.35
Outros (Research, Infrastructure and Environmental Quality)	265.59	301.33	370.10
Subtotal Financial Investments	4,495.44	4,334.26	5,140.80

Nature of Investments (R$Millions)	2016	2015	2014
Generation	3.450,52	3,181.30	3,703.65
Transmission	1.044,92	1,152.96	1,437.14
Total	8,710.99	10,393.79	11,405.33

Our core business is the generation and transmission of energy and we intend to invest in these segments in the upcoming years. Companies are selected to construct new generation units and transmission lines through a tender process. It is, therefore, difficult to predict the precise amounts that we will invest in these segments going forward. We are, however, working to secure a significant number of new contracts either alone or as part of a consortium with the private sector.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, our shareholders did not renew the concessions of six distribution companies, CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D, that by December 31, 2017 we intend to transfer the control of these distribution companies.  In case we do not privatize the distribution companies by December 31, 2017, our distribution segment may be classified as discontinued operations, based on IFRS 5. The effect of the termination of the concessions will mostly alter future periods.  Our shareholders also determined that the distributions companies can continue to be responsible for the distribution of public energy until December 31, 2017, provided all the necessary funds for these companies to keep their operations ongoing, perform maintenance and make new investments will be funded through customer charges or government funding. Our shareholders also agreed to return the distribution concessions to the Government if their control has not been transferred by December 31, 2017. If we return such concessions, they will be subject to new bids in the future.

Under the EPE 10 Year Plan, Brazil estimates that it will have 211,615 km of transmission lines and 206.4 GW of installed generation capacity by 2024, from 150.3 GW in 2016. These investments by Brazil will represent approximately R$376 billion. As the current largest market participant based on length of transmission lines, we expect to participate in some of these new investments. In accordance with the new Business Plan, launched in November 2016, we believe that from 2017 to 2021 we will invest approximately R$35.7 billion in our generation, transmission and distribution businesses. Since we are looking to privatize our distribution companies by 2017, we expect that the investment in the distribution segment will only be for the year 2017. For these investments in generation and transmission, we expect to use the funding derived from our net cash flows as well as from accessing national and international capital markets and through bank financings.

B. Business Overview

Strategy

Our main strategic objectives are to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector. In order to achieve these objectives, our main strategies are as follows:

•                           Expand and improve efficiency in our generation and transmission business. Our business is focused on our core operations in the Brazilian generation and transmission markets. Our strategy is to select and optimize opportunities that arise in the auction process for new generation plants and transmission lines in accordance with the Electricity Regulatory Law. By focusing on generation and transmission, we believe that we will be able to maximize profits by improving efficiency in the operation and maintenance of our assets and capitalizing on opportunities arising from greenfield projects or from the selective acquisition of existing assets. Additionally, as a strategy to reduce our debt, we may consider selling some of our assets.  Our Corporate Strategy Plan for 2015 to 2030 reinforces our target to achieve a global leadership position in clean energy production by 2030, while maintaining our rates of return at competitive levels, as set forth in our Vision of the Eletrobras System for 2030: “To be among the top three global clean energy companies and among the ten largest electric energy companies in the world, with profitability comparable to the sector’s best and being recognized by all its stakeholders.”

•                           Limit our exposure to our distribution business. We continue to prepare our distribution companies for privatization until December 31, 2017. In November 2016 Celg-D was sold through an auction of BM&FBovespa with a 28% premium and the agreement was signed in February 2017. The transfer of control of the six remaining distribution companies was approved by the 165th Extraordinary General Meeting of Shareholders, held on June 24, 2016 and these companies are included in the Federal Government privatization plan called “Crescer.” These companies continue to render services to the consumers on a temporary basis until their privatization. Notwithstanding, these six distribution companies continue to use their best efforts to reduce operational costs and increase their regulatory asset base.

•                           We seek to maintain high corporate governance standards and to promote sustainability in order to enhance our brand value as well as the market appreciation of our stock. We use a corporate governance model based on the principles of transparency and equity, defining roles and responsibilities of the Board of Directors, Fiscal Council and Board of Executive Officers. The requirements and responsibilities of our governance bodies are reflected in our bylaws and internal policies. We provide guidelines for the members of our Board of Directors and Fiscal Council, as well as for our representatives to subsidiaries and special purpose entities (SPEs). These guidelines specify the way of acting, selecting, indicating, evaluating and qualifying representatives of governance bodies. In 2016, we reviewed and updated our Code of Ethics, aiming to adapt to the new Brazilian legislation focused on ethics and integrity. In addition, our bylaws provide for situations of conflict of interest, according to which the officer or director is prohibited from voting on matters that conflict with his or her interests or which refer to third parties under his or her influence. In order to avoid possible conflicts and the use of confidential and strategic information, the Chief Executive Officer and the officers are not allowed to carry out administrative or consulting roles in companies in the private sector, concessionaires of public electric energy services or in private companies of the electric sector that are not subsidiaries, controlled companies, SPEs and state-owned concessionaires and in which hawse have an equity interest and in which they may be appointed for the respective Boards of Directors and Fiscal Council. In addition, in 2016, we improved our governance practices with respect to the qualification of our managers, requiring that any candidate for such positions to comply with the requirements of Laws No. 6,404/1976 and Law No. 13,303/2016, Decree No. 8,945/2016, our bylaws, as well as other legal and regulatory applicable requirements, such as the database of sanctions as applied by the Ethics Commission, as per article 22 of Decree No. 6,029/2007, and the websites of the CVM, Federal Audit Court (Tribunal de Contas da União — TCU), State Audit Court (Tribunal de Contas do Estado — TCE) and Superior Electoral Court (Tribunal Superior Eleitoral - TSE). In compliance with Law No. 13,303/2016 and with Decree No. 8,945/2016, we created the Transitional Internal Elegibility Committee (Comissão Interna Transitória de Elegibilidade - “CITE”). CITE assists our shareholders in appointing members of the Board of Directors and Fiscal Council by indicating whether they comply with the requirements and prohibitions of article 21, item I, of Decree No. 8,945/2016. CITE encompasses our holding company and all of our controlled companies.

•                           Our shares are listed on three stock markets: the São Paulo Stock Exchange — BM&FBOVESPA (ELET3 and ELET6), in which it is listed as Corporate Governance Level 1; the Madrid Stock Exchange (XELTO and XELTB), through the LATIBEX Program; and the New York Stock Exchange — NYSE (EBR and EBR-B), in which it trades Level 2 American Depositary Receipts (ADRs). We use compliance with the numerous regulations from the stock exchanges as a roadmap for the continuous implementation of best practices in corporate governance. Our current corporate governance standards fully reflect the orientations of our newly released Corporate Strategic Plan for 2015 to 2030 and are included in the audit and administration manuals, the internal regulations of the Board of Directors and Audit Committee as well as our by-laws. We believe that the continuing improvement of our corporate governance standards will help us achieve growth, profitability and increased market share as a result of the positive effect these standards have on our brand, both domestically and internationally. As part of this strategy, we established controls and procedures, in accordance with the Sarbanes Oxley Act of 2002. For a further discussion of our internal controls please see “Item 15 — Controls and Procedures” and “Risk Factors — Risks Relating to our Company — If we are unable to remedy the material weaknesses in our internal controls, the reliability of our financial reporting and the preparation of our consolidated financial statements may be materially adversely affected.” In addition, we are a signatory to the United Nations Global Compact, the world’s largest corporate responsibility initiative, and, for the ninth consecutive year, were selected as a member of BM&FBOVESPA’s ISE Corporate Sustainability Index for the tenth consecutive year. From 2011 to 2016, we were included in the Dow Jones Sustainability Emerging Markets Index.

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

Our Board of Directors approved, on November 9, 2016, our Business and Management Master Plan (PDNG) for the five-year period 2017-2021 or PDNG 2017-2021. PDNG 2017-2021, which is based on ourStrategic Plan 2015-2030, includes a set of initiatives to achieve the strategic goals, maintainingin alignment with our Business Identity - Mission, Vision and Values - presented in our Strategic Plan 2015-2030. It considers the set of three strategic elements (pillars) shown in the following figure with their respective initiatives:

•                  We seek to improve our governance and compliance practices through the following actions:

1.              Alignment of Bylaws and Approval Thresholds;

2.              Implementation of the 5 Dimension Compliance Program;

3.              Elimination of material weaknesses; and

4.              Implementation of an approach for listing in indexes and obtaining Corporate Governance Awards.

•                  We seek to improve our financial discipline practices through the following actions:

1.              Decrease of investments;

2.              Privatization of Distribution Companies;

3.              Sale of Administrative Real Estate;

4.              Sale of Equity Interests in certain SPEs;

5.              Tax Optimization; and

6.              Corporate restructuring aimed at benefiting from tax credits.

•                  We seek to improve our operational excellence practices through the following actions:

1.              Organizational Restructuring;

2.              Extraordinary Retirement Plan (PAE);

3.              Implementation of the PRO-ERP enterprise software;

4.              Shared Services Center;

5.              Decreasing Administrative Costs;

6.              Decreasing overtime, dangerous exposure and standby additional payments;

7.              Regulatory Strategy for our generation and transmission; and

8.              Joint commercialization of energy among our group.

Generation

Our principal activity is the generation of electricity. Net revenues (including financial revenues at the holding company level) from generation represented 31.7%, 61.8% and 70.7% of our net operating revenues (before eliminations) in the years ended December 31, 2016, 2015 and 2014, respectively.

Pursuant to Law No. 5,899, of July 5, 1973, and Decree 4,550, of December 27, 2002, we must transfer all energy contracted by Itaipu to distribution companies in the Southern, Southeastern and midwestern regions in Brazil (see “Item 5, Operating and Financial Review and Prospects — Electric Power Market — Itaipu”).

We had an installed capacity of 46,857 MW as of December 31, 2016, 45,391 MW as of December 31, 2015 and 44,156 MW as of December 31, 2014. The increase in capacity over these periods reflects continuous growth. Additionally, we have approximately 14,000 MW in planned projects throughout Brazil through 2024, out of which 13,000 MW are currently under construction and 1,000 MW which constructions are yet to begin. Partnerships and corporate ventures are included among these 14,000 MW, being 8,100 MW equivalent to ownership interest we hold. We have feasibility studies in partnership for an additional capacity of approximately 21,309 MW.

The map below shows the geographic location of our generation assets as of December 31, 2016:

Concessions

As of December 31, 2016, we operated under the following concessions/authorizations granted by ANEEL for our generation businesses:

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin

Operational projects

CGTEE
Candiota III — Phase C	Rio Grande do Sul	Thermal	350.00	July 2041	January 2011
P. Médici (Candiota)	Rio Grande do Sul	Thermal	383.00	July 2015	January 1974

Chesf
Araras	Ceará	Hydro	4.00	July 2015	February 1967
Boa Esperança (Castelo Branco)	Piauí	Hydro	237.30	December 2042	January 1970
Camaçari(1)	Bahia	Thermal	346.80	August 2027	February 1979
Complexo de Paulo Afonso e Apolônio Sales	Bahia	Hydro	4,279.60	December 2042	January 1955
Curemas	Paraíba	Hydro	3.52	November 2024	June 1957
Funil	Bahia	Hydro	30.00	December 2042	March 1962
Luiz Gonzaga (Itaparica)	Pernambuco	Hydro	1,479.60	December 2042	February 1988
Pedra	Bahia	Hydro	20.00	December 2042	April 1978
Sobradinho	Bahia	Hydro	1,050.30	February 2052	April 1979
Xingó	Sergipe	Hydro	3,162.00	December 2042	April 1994

Eletronorte
Araguaia(4)	Mato Grosso	Thermal	20.0	(14)	April 2016
Coaracy Nunes	Amapá	Hydro	78.00	December 2042	October 1975
Complexo de Tucuruí	Pará	Hydro	8,535.00	July 2024	November 1984
Curuá-Una	Pará	Hydro	30.30	July 2028	April 1977
Rio Acre	Acre	Thermal	45.49	April 2025	December 1994
Rio Branco I(3)	Acre	Thermal	18.65	July 2020	February 1998
Rio Branco II(3)	Acre	Thermal	32.75	July 2020	April 1981
Rio Madeira(2)	Rondônia	Thermal	119.35	September 2018	April 1968
Samuel	Rondônia	Hydro	216.75	September 2029	July 1989
Santana	Amapá	Thermal	177.74	September 2019	March 1993
Santarém(4)	Pará	Thermal	18.75	Undetermined	June 1914
Senador Arnon Afonso Farias de Mello	Roraima	Thermal	85.99	August 2024	December 1990

Furnas
Batalha	Minas Gerais	Hydro	52.50	August 2041	May 2014
Corumbá I	Goiás	Hydro	375.00	December 2042	April 1997
Funil	Rio de Janeiro	Hydro	216.00	December 2042	April 1969
Furnas	Minas Gerais	Hydro	1,216.00	December 2042	March 1963
Itumbiara	Goiás/Minas Gerais	Hydro	2,082.00	February 2020	February 1980
Luis Carlos Barreto (Estreito)	SP/Minas Gerais	Hydro	1,050.00	December 2042	January 1969
Manso(5)	Mato Grosso	Hydro	212.00	February 2035	October 2000
Marimbondo	SP/Minas Gerais	Hydro	1,440.00	December 2042	April 1975
Mascarenhas de Moraes	Minas Gerais	Hydro	476.00	October 2023	April 1973
Porto Colômbia	Minas Gerais/SP	Hydro	320.00	December 2042	March 1973
Roberto Silveira (Campos)	Rio de Janeiro	Thermal	30.00	July 2027	April 1977
Santa Cruz(6)	Rio de Janeiro	Thermal	500.00	July 2015	March 1967
Serra da Mesa(5)	Goiás	Hydro	1,275.00	November 2039	April 1998
Simplício	Rio de Janeiro	Hydro	305.70	August 2041	June 2013

Eletronuclear
Angra I	Rio de Janeiro	Nuclear	640.00	December 2024	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	August 2040	September 2000

Eletrosul
Barra do Rio Chapéu	Santa Catarina	Hydro	15.15	May 2034	February 2013

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin
Capão do Inglês	Rio Grande do Sul	Wind	10.00	May 2049	December 2015
Coxilha Seca	Rio Grande do Sul	Wind	30.00	May 2049	December 2015
Wind Cerro Chato I	Rio Grande do Sul	Wind	30.00	August 2045	January 2012
Wind Cerro Chato II	Rio Grande do Sul	Wind	30.00	August 2045	August 2011
Wind Cerro Chato III	Rio Grande do Sul	Wind	30.00	August 2045	June 2011
Galpões	Rio Grande do Sul	Wind	8.00	May 2049	December 2015
João Borges	Santa Catarina	Hydro	19.00	December 2035	July 2013
Megawatt Solar	Santa Catarina	Solar	0.93	Not applicable	September 2014
Passo São João	Rio Grande do Sul	Hydro	77.00	August 2041	March 2012
São Domingos	Mato Grosso do Sul	Hydro	48.00	December 2037	June 2013
Governandor Jayme Canet Junior (Previously Mauá)	Paraná	Hydro	363.14	July 2042	November 2012

Amazonas GT
Aparecida	Amazonas	Thermal	166.50	July 2020	February 1984
Balbina	Amazonas	Hydro	249.75	March 2027	January 1989
Flores	Amazonas	Thermal	80	August 2016	February 2008
Iranduba	Amazonas	Thermal	25	August 2016	November 2010
Mauá	Amazonas	Thermal	124	July 2020	April 1973
São José	Amazonas	Thermal	50	August 2016	February 2008

Amazonas Energia
Isolated system	Amazonas	Thermal	406.8
Operational SPEs
Baguari	Minas Gerais	Hydro	140.00	August 2041	September 2009
Banda de Couro(16)	Bahia	Wind	32.9	July 2049	March 2016
Baraunas II(16)	Bahia	Wind	25.9	July 2049	March 2016
Baraúnas I	Bahia	Wind	32.90	April 2049	November 2015
Belo Monte(19)	Pará	Hydro	1,988.70	August 2045	April 2016
Caiçara I	Rio Grande do Norte	Wind	27.00	June 2047	November 2015
Caiçara II	Rio Grande do Norte	Wind	18.00	July 2047	November 2015
Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Rio Grande do Sul	Wind	25.20	March 2047	November 2013
Chuí 09	Rio Grande do Sul	Wind	17.90	May 2049	October 2015
Chuí I to V, and Minuano I and II	Rio Grande do Sul	Wind	144.00	April 2047	May 2015
Dardanelos	Mato Grosso	Hydro	261.00	July 2042	August 2011
Foz de Chapecó	Rio Grande do Sul/Santa Catarina	Hydro	855.00	November 2036	October 2010
Geribatu I a X	Rio Grande do Sul	Wind	258.00	April 2047	February 2015
Jirau(7)	Rondônia	Hydro	3,750.00	August 2043	September 2013
Junco I	Rio Grande do Norte	Wind	24.00	July 2047	November 2015
Junco II	Rio Grande do Norte	Wind	24.00	July 2047	November 2015
Mangue Seco 2	Rio Grande do Norte	Wind	26.00	June 2032	September, 2011
Morro Branco I	Bahia	Wind	32.90	April 2049	October, 2015
Mussambê	Bahia	Wind	32.90	February 2049	October, 2015
Parque Eólico Miassaba 3	Rio Grande do Norte	Wind	68.50	August 2045	May 2014
Parque Eólico Rei dos Ventos 1	Rio Grande do Norte	Wind	58.50	December 2045	May 2014
Parque Eólico Rei dos Ventos 3	Rio Grande do Norte	Wind	60.10	December 2045	May 2014
Pedra Branca	Bahia	Wind	30.00	February 2046	March 2013
Peixe Angical	Tocantins	Hydro	498.80	November 2036	June 2006
Retiro Baixo	Minas Gerais	Hydro	82.00	August 2041	March 2010
Rouar S.A.	Uruguai-	Wind	65.10	December 2034	December 2014
Santa Joana I(12)	Piauí	Wind	30.00	June 2049	January 2016
Santa Joana III(12)	Piauí	Wind	29.60	June 2049	January 2016

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin
Santa Joana IV(12)	Piauí	Wind	27.200	June 2049	January 2016
Santa Joana V(12)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana VII(12)	Piauí	Wind	28.90	June 2049	February 2016
Santo Augusto IV(12)	Piauí	Wind	28.90	June 2049	January 2016
Santa Joana IX	Piauí	Wind	29.60	August 2035	August 2015
Santa Joana X	Piauí	Wind	29.60	August 2035	July 2015
Santa Joana XI	Piauí	Wind	29.60	August 2035	July 2015
Santa Joana XII	Piauí	Wind	28.90	August 2035	July 2015
Santa Joana XIII	Piauí	Wind	29.60	August 2035	July 2015
Santa Joana XV	Piauí	Wind	28.90	August 2035	July 2015
Santa Joana XVI	Piauí	Wind	28.90	August 2035	July 2015
Santo Antônio(8)	Rondônia	Hydro	3,568.30	June 2043	March 2012
São Pedro do Lago	Bahia	Wind	28.9	February 2046	March 2013
Serra das Vacas I	Pernambuco	Wind	23.90	June 2049	December 2015
Serra das Vacas II	Pernambuco	Wind	22.30	June 2049	December 2015
Serra das Vacas III	Pernambuco	Wind	22.24	June 2049	December 2015
Serra das Vacas IV	Pernambuco	Wind	22.30	June 2049	December 2015
Serra do Facão	Goiás	Hydro	212.60	November 2036	July 2010
Serra do Navio	Amapá	Thermal	23.30	May 2037	June 2008
Sete Gameleiras	Bahia	Wind	30.00	February 2046	March 2013
Teles Pires(10)	Pará/Mato Grosso	Hydro	1,819.80	June 2046	November 2015
Três Irmãos(9)	SP	Hydro	807.50	October 2044	October 2014
Verace 24 to 27	Rio Grande do Sul	Wind	57.30	June 2049	November 2015
Verace 28 to 31	Rio Grande do Sul	Wind	57.30	June 2049	December 2015
Verace 34 to 36	Rio Grande do Sul	Wind	48.30	June 2049	December 2015
Corporate projects in development
Angra III	Rio de Janeiro	Nuclear	1,405.00	December 2062	January 2023
Anta	Rio de Janeiro/ Minas Gerais	Hydro	28.00	August 2041	UG1 (September 2018) and UG2 (December 2018)
Casa Nova I	Bahia	Wind	180.00	Not applicable	undefined
Casa Nova II	Bahia	Wind	28.00	May 2049	December 2017
Casa Nova III	Bahia	Wind	24.00	May 2049	December 2017
Mauá 3	Amazonas	Thermal	590.7	November, 2044	April 2017
SPE projects in development
Acauã	Bahia	Wind	12.00	April 2049	October 2017
Angical 2	Bahia	Wind	14.00	April 2049	May 2017
Arapapá	Bahia	Wind	10.00	April 2049	October 2017
Belo Monte	Pará	Hydro	11,233.10	August 2045	April 2016
Bom Jesus	Ceará	Wind	18.00	April 2049	December 2018
Cachoeira	Ceará	Wind	12.00	April 2049	December 2018
Caititú 2	Bahia	Wind	14.00	April 2049	November 2017
Caititú 3	Bahia	Wind	14.00	April 2049	December 2017
Carcará	Bahia	Wind	10.00	April 2049	January 2018
Carnaúba I	Rio Grande do Norte	Wind	22.00	July 2049	December 2018
Carnaúba II	Rio Grande do Norte	Wind	18.00	July 2049	December 2018
Carnaúba III	Rio Grande do Norte	Wind	16.00	July 2049	December 2018
Carnaúba V	Rio Grande do Norte	Wind	24.00	July 2049	December 2018
Cervantes I	Rio Grande do Norte	Wind	16.00	July 2049	December 2018
Cervantes II	Rio Grande do Norte	Wind	12.00	July 2049	December 2018
Coqueirinho 2	Bahia	Wind	20.00	June 2049	May, 2017
Corrupião 3	Bahia	Wind	14.00	April 2049	February 2018

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin
Famosa I	Rio Grande do Norte	Wind	22.50	May 2047	October 2018
Jandaia	Ceará	Wind	28.80	August 2047	November 2019
Jandaia I	Ceará	Wind	19.20	July 2047	November 2019
Nossa Senhora de Fátima	Ceará	Wind	28.80	August 2047	November 2019
Papagaio	Bahia	Wind	18.00	June 2049	September 2017
Pau Brasil	Ceará	Wind	15.00	March 2047	October 2018
Pitimbu	Ceará	Wind	18.00	March 2049	December 2018
Punaú I	Rio Grande do Norte	Wind	24.00	July 2049	December 2018
Rosada	Rio Grande do Norte	Wind	30.00	May 2047	October 2018

Concessions/Authorizations	State	Type of Plant	Installed Capacity	End of Concession	Began Service or Expect to Begin

São Caetano	Ceará	Wind	25.20	April 2049	December 2018
São Caetano I	Ceará	Wind	18.00	April 2049	December 2018
São Clemente	Ceará	Wind	19.20	July 2047	November 2019
São Galvão	Ceará	Wind	22.00	March 2049	December 2018
São Januário	Ceará	Wind	19.20	June 2047	November 2019
São Manoel	Mato Grosso/Pará	Hydro	700.00	April 2049	January 2018
São Paulo	Ceará	Wind	17.50	March 2047	October 2018
Sinop	Mato Grosso	Hydro	408.00	December 2047	December, 2018
Tamanduá Mirim 2	Bahia	Wind	24.00	June 2049	June 2017
Teiú 2	Bahia	Wind	14.00	April 2049	October 2017

Planned SPE projects
Arara Azul	Rio Grande do Norte	Wind	27.50	November 2049	October 2018
Bentevi	Rio Grande do Norte	Wind	15.00	November 2049	October 2018
Itaguaçu da Bahia	Bahia	Wind	28.00	September 2049	February 2019
Ouro Verde I	Rio Grande do Norte	Wind	27.50	November 2049	October 2018
Ouro Verde II	Rio Grande do Norte	Wind	30.00	November 2049	October 2018
Ouro Verde III	Rio Grande do Norte	Wind	25.00	November 2049	October 2018
Santa Rosa	Ceará	Wind	20.00	October 2049	October 2018
Serra do Mel I	Rio Grande do Norte	Wind	28.00	October 2049	October 2018
Serra do Mel II	Rio Grande do Norte	Wind	28.00	October 2049	October 2018
Serra do Mel III	Rio Grande do Norte	Wind	28.00	November 2049	October 2018
Uirapuru	Ceará	Wind	28.00	October 2049	October 2018
Ventos de Angelim	Ceará	Wind	24.00	November 2049	October 2018
Ventos de Santa Luiza	Bahia	Wind	28.00	September 2049	February 2019
Ventos de Santa Madalena	Bahia	Wind	28.00	September 2049	February 2019
Ventos de Santa Marcella	Bahia	Wind	28.00	September 2049	February 2019
Ventos de Santa Vera	Bahia	Wind	28.00	September 2049	February 2019
Ventos de Santo Antônio	Bahia	Wind	28.00	September 2049	February 2019
Ventos de São Bento	Bahia	Wind	28.00	September 2049	February 2019
Ventos de São Cirilo	Bahia	Wind	28.00	September 2049	February 2019

Ventos de São João	Bahia	Wind	28.00	September 2049	February 2019
Ventos de São Rafael	Bahia	Wind	28.00	September 2049	February 2019

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

(2)                  Pursuant to ANEEL Dispatch number 23, dated January 28, 2014, the assets of Rio Madeira have been declared unserviceable

(3)                  ANEEL Dispatch number 136, dated January 28, 2014, recommended the MME the extinction of the authorization of s Rio Branco I and Rio Branco II

(4)                  Pursuant to Order MME No. 88, dated February 27, 2014, the Santarém plant concession is temporary and reserved for emergency situations. ANEEL Procedural Order 338, dated February 02, 2015, changed the installed capacity of the Santarém plant, from 10.00 MW to 18.75 MW. Both the Araguaia and Santarém plants are not assets owned by Eletronorte and use temporary equipment and O&M service lease agreements to comply with MME Orders 088/2014 (Santarém) and 333/2015 (Araguaia).

(5)                  Shared UHE’s, however Furnas acquires the share of its partner through energy purchase agreements - considering physical guarantee and total generation of each UHE.

(6)                  The total of 500MW does not include the generation capacity of units 3 and 4, which have had their operations temporarily suspended by ANEEL, pursuant to Dispatch number 3,263 dated October 19, 2012. This value, however, includes 150 MW which is not currently available, due to delays in the construction of the plant. When the plant is complete, units 11 and 21 will function in combination with units 1 and 2. The assured energy of 401.2 MW is in respect of the installed capacity of 500 MW.

(7)                  Operating with 3,750 MW.

(8)                  44 units (of a total of 50) operating by the fourth quarter of 2016, totaling 3,150.43 MW, out of total power of 3,568 MW.

(9)                  Cesp did not renew the Três Irmãos plant concession in November 2011. In Auction No. 002/2014 - ANEEL, which took place on March 28, 2014, the Furnas consortium (49.9%) and FIP CONSTANTINOPLA consortium (50.1%) won the concession for the Três Irmãos plant, with a proposal for contracting an electric power generation service, for the lower Generation Asset Management Cost (GAG), including the costs of operation, maintenance, administration, compensation and amortization of the hydroelectric plant, when applicable, under the regime Article 8 of Law No. 12,783/2013, for a period of 30 years as of the effective date of the respective Concession Agreement, which was entered into in October 2014.

(10)           All five generating units are operating.

(11)           Currently in the process of obtaining environmental permits.

(12)           Chapada do Piauí II Holding S.A. incorporated the shares of the SPEs Ventos de Santa Joana I, III, IV, V, VII and Santo Augusto IV Energia Renováveis S.A.

(13)           1,988.7 MW under operation. Began operations in 2016.

(14)           ANEEL under Resolution No. 5.682, in August 2016, authorized Eletronorte to operate the Araguaia plant, under the PIEE regime, in Querência, (MT). The authorization remained in force until January 2017, but its operation is maintained until 2019 or until the entry into operation of the Structural Solution for Charges Supply in the Baixo Araguaia Region, according to the Ordinance MME No. 333 of July 21, 2015.

Source: Eletrobras System.

Types of Plants

Hydroelectric power plants accounted for 89.1% of our total power generated in 2016, compared to 87.9% in 2015 and 87.7% in 2014.

We also generate electricity through our thermal and nuclear plants. Thermal plants accounted for 3.6% of our total power generated in 2016, compared to 5.0% in 2015 and 5.2% in 2014. Nuclear plants accounted for 7.2% of our total power generated in 2016, compared to 7.1% in 2015 and 7.1% in 2014.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours, broken down by type of plant:

	Year Ended December 31,
	2016	2015	2014
	(MWh)
Type of plant:
Hydroelectric(1)	195,375,915.67	183,912,559.88	191,970,101.40
Thermal	7,841,685.90	10,519,882.87	11,411,711.52
Nuclear	15,864,289.07	14,808,265.57	15,433,251.78
Total(2)	219,081,890.64	209,240,708.32	218,815,064.70

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

As of December 31, 2016, we owned and operated 47 hydroelectric plants. In addition, we hold a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity and participations in the Peixe Angical (40.0%), Jirau (40.0%), Serra do Facão (49.5%), Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.0%), Dardanelos (49%) Santo Antônio (39.0%), Teles Pires (49%), Três Irmãos (49.9%) and Belo Monte (49.98%) plants. Also, we have participation in the Serra Mesa (48.5%), Manso (70.0%) and Mauá (49.0%). The ONS is solely responsible for determining, in any year, how much electricity each of our plants should generate. As of December 31, 2016, the total installed capacity of our hydroelectric plants was 40,870 MW (including 50.0% of Itaipu and our participations in the SPEs referred to above). The following table sets out information with respect to hydroelectric plants owned by us and with partners as of December 31, 2016 and for the year then ended:

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Hydroelectric plants:
Araras	4.00	—	February 1967
Baguari(3)	140.00	80.00	September 2009
Balbina	249.75	132.50	January 1989
Barra do Rio Chapéu	15.15	8.61	February 2013
Batalha	52.50	48.80	May 2014
Boa Esperança (Castelo Branco)	237.30	143.00	January 1970
Coaracy Nunes(4)	78.00	62.6	October 1975
Complexo de Paulo Afonso(5) and Piloto	4,279.60	2,225.00	January 1955
Corumbá I	375.00	209.00	April 1997
Curemas	3.52	1.00	June 1957
Curuá-Una	30.30	24.00	April 1977
Dardanelos(6)	261.00	154.90	August 2011
Foz do Chapecó(7)	855.00	432.00	October 2010
Funil	216.00	121.00	April 1969
Funil (Chesf)	30.00	10.91	March 1962
Furnas	1,216.00	598.00	March 1963
Itaipu(8)	14,000.00	8,577.00	March 1985
Itumbiara	2,082.00	1,015.00	February 1980
Jirau(9)	3,750.00	2,184.60	September 2013
João Borges	19.00	10.14	July 2013
Luis Carlos Barreto (Estreito)	1,050.00	495.00	January 1969
Luiz Gonzaga (Itaparica)	1,479.60	959.00	February 1988
Manso (70%)(10)	212	92.00	October 2000
Marimbondo	1,440.00	726.00	April 1975

	Installed(1) Capacity	Assured Energy(2)	Began Service
	(MW)
Mascarenhas de Moraes	476.00	295.00	April 1973
Gov. Jayme Canet Jr. (Previously Mauá)(11)	363.14	96.9	November 2012
Passo São João	77.00	41.10	March 2012
Pedra	20.00	3.74	April 1978
Peixe Angical(12)	498.80	280.50	June 2006
Porto Colômbia	320.00	185.00	March 1973
Retiro Baixo(13)	82.00	38.50	March 2010
Samuel	216.75	92.70	July 1989
Santo Antônio(14)	3,568.30	2,424.20	March 2012
São Domingos	48.00	36.40	Junee 2013
Serra da Mesa (48.5%)(10)	1,275	671.00	April 1998
Serra do Facão(15)	212.60	182.40	July 2010
Simplício	305.70	175.4	June 2013
Sobradinho	1,050.30	531.00	April 1979
Teles Pires	1,819.80	567.40	November 2015
Três Irmãos(16)	807.50	217.50	October 2014
Tucuruí	8,535.00	4,140.00	November 1984
Xingó	3,162.00	2,139.00	April 1994

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

(5)                  Complexo de Paulo Afonso has five (5) plants.

(6)                  We own 49.0% of the Dardanelos plant. Figures in this table refer to the entire capacity/utilization of the plant.

(7)                  We own 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.

(8)                  We own 50.0% of the Itaipú plant. Figures in this table refer to the entire capacity/utilization of the plant.

(9)                  We own 40.0% of the Jirau plant. Figures in this table refer to the entire capacity/utilization of the plant.

(10)           We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of each plant.

(11)           We own 49.0% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.

(12)           We own 40.0% of the Peixe Angical plant. Figures in this table refer to the entire capacity/utilization of the plant.

(13)           We own 49.0% of the Retiro Baixo plant. Figures in this table refer to the entire capacity/utilization of the plant.

(14)           We own 39.0% of the Santo Antônio plant. As of December 31, 2016, the installed operating capacity was 3,150.43 MW.

(15)           We own 49.5% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.

(16)           We own 49.9% of the Três Irmãos plant. Figures in this table refer to the entire capacity/utilization of the plant.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization as of December 31, 2016. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Hydroelectric plants:
Balbina	1,158,948.00	466,756.25	40.3%
Barra do Rio Chapéu	75,423.60	67,029.01	88.9%
Batalha	427,488	107,235.85	25.1%
Boa Esperança (Castelo Branco)	1,252,680	906,408.73	72.4%
Coaracy Nunes	548,376	500,106.68	91.2%
Complexo de Paulo Afonso e Piloto	19,491,000	7,106,173.57	36.5%
Corumbá I	1,830,840	1,200,780.83	65.6%
Curemas	8,760	2.99	0.0%

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Curuá-Uma	210,240	163,562.38	77.8%
Funil(Furnas)	1,059,960	677,989.49	64.0%
Funil (Chesf)	95,571.60	21,881.96	22.9%
Furnas	5,238,480	3,087,620.58	58.9%
Itumbiara	8,891,400	4,625,646.25	52.0%
João Borges	88,826.40	77,763.63	87.5%
Luis Carlos Barreto (Estreito)	4,336,200	2,737,021.32	63.1%
Luiz Gonzaga (Itaparica)	8,400,840	3,134,197.03	37.3%
Manso (70%)(2)	805,920	624,564.63	77.5%
Marimbondo	6,359,760	6,198,129.39	97.5%
Mascarenhas de Moraes	2,584,200	1,671,113.97	64.7%
Gov. Jayme Canet Jr. (Previously Mauá)(3)	848,581.20	1,348,173.67	158.9%
Passo São João	360,036	396,513.57	110.1%
Pedra	32,762.40	29,968.20	91.5%
Porto Colômbia	1,620,600	1,519,290.28	93.7%
Samuel	812,052	502,385.11	61.9%
São Domingos	318,864	253,335.45	79.4%
Serra da Mesa(2)	5,877,960	3,251,634.76	55.3%
Simplício	1,536,504	818,611.53	53.3%
Sobradinho	4,651,560	1,468,453.76	31.6%
Tucuruí	36,266,400	25,752,222.97	71.0%
Xingó	18,737,640	8,152,383	43.5%
Total	133,927,873.20	76,866,957.48	57.4%

(1)                  Excluding (i) Itaipu, which is owned equally by Brazil and Paraguay; and (ii) any energy generated through our participation in SPEs.

(2)                  We own 48.46% of the Serra Mesa plant and 70.0% of the Manso plant. Figures in this table refer to the entire capacity/utilization of the plant.

(3)                  We own 49.0% of the Mauá plant. Figures in this table refer to the entire capacity/utilization of the plant.

See “ — Concessions” for information on the hydroelectric power plants operated by Chesf, Eletronorte and Furnas.

Hydroelectric utilities in Brazil are required to pay a royalty fee of 6.75% of the power generated to the Brazilian states and municipalities in which a plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established independently by each state and/or municipality as applicable and are based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$362 million in 2016, compared to R$348.9 million in 2015 and R$387 million in 2014. These fees are included as operating costs in our consolidated financial statements.

Our subsidiaries have acquired concessions for the construction of 8 new hydroelectric power plants. Belo Monte partially commenced operations in 2016, despite still being under construction. Information regarding these new plants is set out in the table below:

	Installed Capacity	Construction began	Service begins/began(1)
	(MW)
New plants:
Belo Monte(1)	11,233.0	August 2011	April 2016
Coxilha Rica(3)	18.0	—	—
Santo Antônio(2)	3,568.3	August 2008	March 2012
Santo Cristo(3)	19.5	—	—
São Manoel	700.0	August 2014	January 2018

	Installed Capacity	Construction began	Service begins/began(1)
	(MW)
Sinop	408.0	December 2013	December 2018
Anta	28.0	March 2007	May 2018

(1)                  Installed capacity of 1,988 MW in operation.

(2)                  44 turbines operating, totaling 3,150.4 MW of installed capacity.

(3)                  With respect to Santo Cristo there is an intention to disinvest or form a partnership. Public Call for investors is under study. and as regards Coxilha Rica there are issues in obtaining the relevant licenses from IPHAN (Instituto do Patrimônio Histórico e Artístico Nacional).

We intend to finance these plants from cash flow from operations, future indemnification payments received pursuant to Law No. 12,783/2013, receivables from loans granted to Itaipu and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies.

Thermal Plants

As of December 31, 2016, we owned and operated 114 thermal plants, including a 49.00% interest in the Serra do Navio plant. Thermal plants include coal, oil and gas power generation units. The total installed capacity of our thermal plants was 2,991.74 MW as of December 31, 2016, compared to 3,782 MW as of December 31, 2015 and 4,150 MW as of December 31, 2014.

The following table sets out information regarding our thermal plants as of December 31, 2016 and for the year ended:

	Assured Energy(1)	Generated Energy(2)	Actual Operational Utilization
	(MWh)		(%)
Araguaia(3)	—	—	100.00
Aparecida	1,629,360	508,809	31.2
AS São José	167,283	130,277.42	77.9
Camaçari	401,187	11,924.42	3.0
Candiota III — Phase C	1,936,485.60	1,472,397.34	76.0
FO Flores	700,800	213,659.09	30.5
Iranduba	219,000	138,177.93	63.1
Mauá	1,137,048	841,320.75	74.0
P. Médici (Candiota)	349,173.60	808,308.58	231.5
Rio Acre	—	—	100.0
Rio Branco I(4)	—	—	100.0
Rio Branco II(4)	—	—	100.0
Rio Madeira	—	—	100.0
Roberto Silveira (Campos)	183,960	16,548.60	9.0
Santa Cruz	3,514,512	2,085,985.37	59.4
Santana	195,348	4,438.94	2.3
Santarém	—	895.02	100.0
Others Isolated System	1,572,980.64	1,608,943.12	102.3
Total	12,007,137.84	7,841,685.90	65.3

(1)                  Assured Energy is only determined in respect of plants from the Interconnected Power System, but not the Isolated system. Most of our thermal plants are part of the Isolated system.

(2)                  Generated Energy does not include energy generated through our participations in SPEs.

(3)                  ANEEL under Resolution No. 5.682, in August 2016, authorized Eletronorte to operate the Araguaia plant, under the PIEE regime, in Querência, Mato Grosso. The authorization remained in force until January 2017, but its operation is maintained until 2019 or until the entry into operation of the Structural Solution for Charges Supply in the Baixo Araguaia Region, according to the Ordinance MME No. 333 of July 21, 2015.

(4)                  ANEEL Dispatch No.136, dated January 28, 2014, recommended to MME the termination of the authorization for Rio Branco I and Rio Branco II.

Each of our thermal plants operates on coal, gas or oil. The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the plant’s location.

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$759 million for 2016, compared to R$1,250 million for 2015 and R$1,480 million for 2014, which were reimbursed to us from the CCC Account in accordance with Law No. 12,111.

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

Each of Amazonas D, Eletroacre, CERON and Eletronorte (up to 2015) received CCC Account reimbursement for the purchase of fuel used at its thermal plant and the difference between the costs associated with generation in the SIN and Isolated System. CGTEE received amounts from the CCC Account to subsidize parts of its costs related with the acquisition of coal. We currently administer the CDE and CCC Account until April 30, 2017, or until ANEEL decides to certify the transfer of responsibilities to CCEE. Pursuant to Law No. 12,783 the CCC account is funded with amounts from the CDE account. The additional costs for fuel used in the operation of thermoelectric power plants in the Isolated System are now being covered by the CCC account. Reimbursements from the CCC Account for the fuel costs of thermal plants connected to the Basic Network were phased out in conjunction with the development of a competitive wholesale market. Following this phase out, we have had to bear the entire operating costs of our thermal plants connected to the SIN.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year Ended December 31,
	2016	2015	2014
	(R$ thousands)
Type of fuel
Coal	120,750	86,832	161,000
Light oil	1.732.720	3,808,140	4,861,400
Crude Oil	38,580	60,295	51,000
Gas	1,936,632	747,640	686,930
Uranium	371,900	286,949	308,600
Others	56,490	0	0

Total	4,257,072	4,989,856	6,068,930

	Year Ended December 31,
	2016	2015	2014
Type of fuel
Coal (tons)	2,562,911	2,263,988	2,346,210
Light oil (litres)	520,472,422	757,822,681	647,661,682
Crude Oil (tons)	23,032	33,728	33,829
Gas (m3)	1,814,616,225	1,736,443,823	1,603,888,527
Uranium (Kg)	377,454	228,784	255,672
Others	98,525,050	0	0

Nuclear Plants

Nuclear power plants represent approximately 2% of the total installed electricity generation capacity in Brazil. The ONS (National Operator of the Electric System), the organization responsible for the charge dispatch of the Brazilian electric system considers that it is important to have nuclear power plants in operation in Brazil. According to the Brazilian Constitution, the ownership and operation of nuclear power plants must remain a monopoly of the Brazilian State. Accordingly, we continue to own 99.9% of Eletronuclear.

Through Eletronuclear, we operate two nuclear power plants, Angra I, with an installed capacity of 640 MW and Angra II, with 1,350 MW. In addition, Eletronuclear started the construction of a new nuclear plant, called Angra III, during the second half of 2009. Respectively, on March 5, 2009 and May 31, 2010, IBAMA (Environmental Brazilian Institute) and CNEN (National Commission on Nuclear Energy) issued the “Installation License” and the “Construction License” for Angra III.

As of December 31, 2016 we estimated that the construction would be concluded by 2022. However, due to the interruption of the construction of the Angra III, we and Eletronuclear are awaiting a Resolution of CNPE (National Council of Energy Policy), which will determine the dates of resumption of construction and start of commercial operation of the plant. Once constructed, Angra III will have an installed capacity of 1,405 MW. As of December 31, 2016 we estimated that the total cost of construction would be approximately R$26.5 billion.

The following table sets out information regarding our nuclear plants as of December 31, 2016 and for the year then ended:

	Installed Capacity	Generated Energy(1)	Assured Energy(2)	Began Service(3)
	(MW)	(MWh)
Nuclear plant:
Angra I	640	5,092,874.784	4,478,083	January 1, 1985
Angra II	1,350	10,771,414.121	10,582,085	September 1, 2000

Total	1,990	15,864,288.905	15,060,168

(1)                  Gross Generated Energy.

(2)                  For our nuclear plants, assured energy is not limited by ONS, but by the regulatory body.

(3)                  Commercial operation in: Angra I — January 1985 and Angra II — September 2000.

Angra I operated at 90.6% capacity in 2016 in line with industry standards. Accordingly, the gross generated energy of Angra I was 5,092,874.8 MWh/yr in 2016.

Angra II operated at 90.8% capacity in 2016 in line with industry standards. Accordingly, the gross generated energy of Angra II was 10,771,414.1 MWh/yr in 2016.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras, or INB, a Brazilian Government-owned company responsible for processing uranium used at our Angra I and Angra II nuclear plants. The fuel elements are shipped by truck to the nuclear plant and under the terms of the contract; Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletronuclear (and the previous owner of Angra I — Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. High-level nuclear waste (spent nuclear fuel) is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II is provided for in our financial statements. The amount of this provision is supported by a technical report of a working group of Eletronuclear created in 2013. In relation to Angra I, the estimated decommissioning cost as of December 31, 2016 is, at present value, R$587.7 million and in relation to Angra II, the estimated decommissioning cost as of December 31, 2016 is, at present value, R$288.4 million. The economic useful life of the plants was estimated to be 40 years. Eletronuclear makes monthly provisions for the estimated present values of the decommissioning costs related to Angra I and Angra II.

The electricity generated by Eletronuclear during the year ended December 31, 2016 was sold pro rata among a group of energy distribution companies at a regulated price pursuant to ANEEL Resolution No. 2,006/2015 of December 15, 2015. These sales resulted in a fixed income of R$2,862 million during the year ended December 31, 2016.

Due to financial difficulties at Eletronuclear and also due to problems in hiring engineering services, civil construction and electromechanical construction services, as a result of the Lava Jato investigation, the constriction of Angra III is momentarily interrupted. We and Eletronuclear are awaiting guidance from the Federal Government, through MME and from CNPE on the resumption of construction activities for the plant. In the meantime, Eletronuclear has taken all necessary measures in order to preserve the construction site, the civil structures already built and the materials, components and equipment already acquired, in order to resume the constructions activities as soon as the Federal Government authorizes the resumption of Angra III construction.

We have recorded impairments in respect of this project in the total amount of the asset. In respect of Angra III, we recorded an accumulated impairment and onerous contracts of R$10,299.6 million and R$6,063.4 million as of December 31, 2016 and 2015, respectively. In addition, as of December 31, 2016, we recorded a provision for onerous contracts in respect of the Angra III plant in the amount of R$1.3 billion.  For further information see notes 19 and 33 to our financial statements.

Sales of Electricity Generated

We sold approximately R$19,252 million of electricity in 2016, compared to R$19,576 million in 2015 and R$21,113.5 million in 2014. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. We own certain distribution companies that operate in the midwestern, northern and northeastern regions of Brazil and we sell a relatively small portion of the electricity we generate to these distribution companies, which does not give rise to revenues in our generation segment as discussed in “ — Distribution.”

We sell the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions we served in the periods presented:

	Year Ended December 31,
	2016		2015		2014
	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)
Type of sale:
Through auctions and initial contracts (energy charge)	46,078,399	12,885,622	45,487,632	12,310,243	41,391,581	12,175,362
Maintenance and operating revenue	68,130,390	2,178,699	66,654,337	1,882,637	68,789,819	1,803,127
Through free market agreements or bilateral contracts (energy charge)	25,354,950	4,187,522	34,728,231	5,383,361	41,877,430	7,135,079

Total	139,563,739	19,251,843	146,870,200	19,576,241	152,058,830	21,113,568

(1)                  Energy sold in the regulated market and according to a new methodology which excludes CCEE’s energy liquidation, does not consider the energy sales from Itaipu.

With respect to supply contracts, the amount that we receive from each sale is determined on the basis of a “capacity charge” and “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). Our purchases of Itaipu electricity, and our trade of Itaipu electricity to distributors, are paid for on the basis of a capacity charge (including a charge for transmission paid to Furnas). Our sales of electricity (through our subsidiaries Chesf and Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, as discussed in “The Brazilian Power Industry — Regulation under the Electricity Regulatory Law,” invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Transmission

Transmission of Electricity

Billings in our transmission segment are fixed by ANEEL, which sets a fixed billing each year. Net revenues (including updates from the internal rate of return) from transmission represented 53.23% of our total net revenues before eliminations in 2016, compared to 16.37% in 2015 and 15.78% in 2014. The electricity that we generate is transported through Brazil’s tension transmission network, with 63,571 km of transmission lines belonging to us as of December 31, 2016, compared to 60,997 km as of December 31, 2015 and 60,502 km as of December 31, 2014. Including our partnerships with private companies in SPEs/Consortia we have approximately 70,201 km in operation as of December 31, 2016. For further information, see “ — Lending and Financing Activities — Equity Participation.” In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 750 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. SIN is an interconnected power system in Brazil that links the northern and northeastern regions to the southern and southeastern regions. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout SIN.

The map below shows the geographic location of our transmission assets as of December 31, 2016:

Transmission Concessions

As of December 31, 2016, our transmission operations were carried out pursuant to the following concessions granted by ANEEL (excluding transmission operations carried out through any SPEs):

	Total length	Voltage Levels	Average years remaining of concession
	(km)	(kV)
Furnas	20,086	25 – 750	26.5
Chesf	20,314	69 – 500	26.7
Eletrosul	10,991	69 – 500	26.3
Eletronorte	11,777	69 – 500	26.8
Amazonas GT	403	230	Undefined

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected Power System. A national transmission grid provides generators with access to customers in all regions.  The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage as of December 31, 2016:

	750 kV	600 kV (DC)(1)	525/500 kV	345 kV	230 kV	138 kV	132/ 13.8kV	Total
Company:
Chesf	—	—	5,372	—	14,168	463	311	20,314
Eletronorte	—	—	3,243	—	7,372	959	203	11,777
Eletrosul	—	—	3,769	—	5,255	1,898	69	10,991
Furnas	2,698	1,612	4,849	6,305	1,929	2,528	165	20,086
Amazonas GT	—	—	—	—	403	—	—	403
Total(2)	2,698	1,612	17,233	6,305	29,127	5,848	748	63,571

(1)                  DC means direct current.

(2)                  This table does not include transmission lines owned by SPEs in which we participate. Had such transmission lines been included, the total would be 70,201 km.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 kV in Brazil that we were responsible for as of December 31, 2016, considering our participations in SPEs:

	750 kV	600 kV (DC)(1)	525/500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	100.00	30.88	43.25	0.00	62.17	54.06	46.97
Others	0.00	69.12	56.75	100.00	37.83	45.94	53.03
Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)                  DC means direct current.

Except in relation to a small portion of transmission lines of Eletronorte located in the isolated system, the transmission lines in the Interconnected Power System are fully integrated and known as the main grid.

We operate as part of an integrated and coordinated national electricity system for Brazil. The Concessions Law authorizes us to charge fees for the use of our transmission system by other electricity companies.

In December 31, 2016, we owned approximately 47% of all transmission lines in Brazil (230 kV and above) and we received tariffs that are paid by the users of the Main Grid. The amount of our annual revenues from transmission were R$4,112 million in 2016, compared to R$5,611 million in 2015 and R$4,701 million in 2014.

We also receive a tariff (R$2,169.30  per MW/month in December 31, 2016) for the transmission of the Itaipu generation, as Furnas owns the transmission system available exclusively for this power plant. This system comprises the 750 kV AC Itaipu/Ivaiporã and the 600 kV DC Itaipu/Ibiúna transmission lines, that are not part of the Main Grid.

As a generation company, we also must pay those charges related to the use of the transmission system. Taking into account all transmission lines in Brazil (230 kV and above), this means paying 16% of the total charges to use the entire transmission system.

Losses of electricity in our transmission system were, in 2016, approximately 2.02% of all electricity transmitted in the system.

Expansion of Transmission Activities

In 2016, we invested R$2.5 billion in transmission activities, of which R$1.52 billion were invested in our facilities and R$1.0 billion were invested through partnerships, representing 78% of the total investment budget for 2016 in transmission activites in the amount of R$3.2 billion.

The major transmission projects currently under development are:

(i) Development of a 2,092km long 800kV continuous transmission line with a transmission capacity of 4,000 MW for the integration of the Belo Monte hydroelectric plant, together with State Grid of China. The amount invested is R$4.5 billion and the project is expected to be completed in 2018.

(ii) Development of a 847 km long 500 kV transmission line, for the integration of northeast, mid-west and southeast region of Brazil. The amount invested is R$917.58 million and the project is expected to be completed in the second quarter of 2017.

(iii) Development of a 967 km long 500 kV transmission line, in the southeast region of Brazil. The amount invested is R$1.57 billion and the project is expected to be completed in 2018.

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

As of December 31, 2016 our transmission system, which consists of a set of transmission lines interconnected to substations, was composed of approximately 63,387 kilometers of transmission lines, including participation in SPE corresponding to approximately 47% of the total lines in Brazil with a voltage higher or equal to 230 KV.

Besides operating and maintaining this system in accordance with the standards of performance and quality required by ANEEL, we have actively participated in the expansion of transmission lines through concessions in auctions conducted by ANEEL, alone or through consortiums, as well as through permits for reinforcements of the current system.

•                           Brazil has a total of seven medium and large interconnections with other countries in South America, five of them operated by us, as set forth below:

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

•                           with Venezuela, through a 230 kV transmission line with a capacity of 200 MW, which connects the city of Boa Vista, in the State of Roraima, to the city of Santa Elena in Venezuela; and

•                           with Uruguay, through a 500 kV transmission line, in 50 Hz with a capacity of 500 MW connecting the Melo converter (Uruguay) to Substation Candiota (Brazil).

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

Distribution

Distribution of Electricity

Our distribution companies operate in seven Brazilian states and are made up of Amazonas D, CEAL, CEPISA, Eletroacre, CERON, Boa Vista Energia and CELG-D.

On September 26, 2014, our majority shareholders approved the acquisition of a 50.9% stake in CELG-D. Accordingly, the balance sheet of CELG-D was fully consolidated in our balance sheet on December 31, 2014 and the results of operations and cash flows of CELG-D consolidated in the statement of operations and cash flows as from October 1, 2014. On May 13, 2015, the Brazilian government approved Decree No. 8,449, which included CELG-D in the National Privatization Program (PND). Accordingly, we and Celgpar we deposited our shares in CELG-D in the National Privatization Fund (FND). Our general meeting of shareholders, held on December 28, 2015, approved the sale of CELG-D shares. The privatization process was organized by BMF&BOVESPA and carried out in the first half of 2016. However, the Bidding Committee for the CELG-D Privatization Auction, designated by Ordinance PRESI 093/2016 - BNDES dated June 29, 2016, announced in August 2016 that the offer was canceled due to the lack of bidders. On September 14, 2016, the Investment Partnership Program of the Presidency of the Republic (PPI) revised the privatization conditions approved by the National Privatization Council (CND) and BNDES in order to launch a new bid in 2016 to privatize CELG-D. The Presidency of the Republic’s Investment Partnerships Program approved Resolution No. 7/2016, in which the new minimum conditions and new sales price of CELG-D. The new market value approved by CELG-D’s PPI - (Investment Partnerships Program) was R$4.484 billion. However, considering the debts and other liabilities in the amount of R$2.656 billion, as of June 2016, the net value of CELG-D was set at R$1.792 billion. The auction to privatize CELG-D occurred in November 2016 and on February 14, 2017 we signed the agreement for the sale of CELG-D with the winner of the auction, Enel. Brasil S.A. CELG-D was consolidated in our financial statements until Februray 2017.

During the Extraordinary General Meeting held on July 22, 2016, our shareholders approved the non-renewal of the CEPISA, CEAL, Electroacre, CERON, Boa Vista Energy, and Amazonas D concessions. With Provisional Measure 735/2016, later converted into Law No. 13,360, we will transfer control of the distribution companies until December 31, 2017.

On July 26, 2016, the Ministry of Mines and Energy, through Ministerial Ordinance No. 388/2016, defined the terms and conditions for the Provision of Public Service by federal public administration body or entity, establishing that operational generation of cash flow to insure investments in sufficient quantity for the replacement of assets and the payment of interest on debt, in addition to maintaining sectoral compliance. In addition, during the temporary regime, individual compensation related to quality indicators may be reversed for investments in the concession, with no tariff burden.

On August 3, 2016, the Ministry of Mines and Energy designated the companies Amazonas D, Eletroacre, CERON, with the issuance of MME Ordinances No. 420, 421 422, 423, 424 and 425, and CEPISA, CEAL and Boa Vista Energia as responsible for providing the public electricity distribution service, with a view to ensuring continuity of service until December 31, 2017 or until the assumption of the new concessionaire, whichever occurs first.

In 2016, Companhia Energética de Roraima, a company controlled by the state of Roraima, was not allowed to renew its electricity distribution concession. The MME named Boa Vista Energia as the company authorized and responsible for the provision of public electricity distribution services in the interior of the state of Roraima as of December 31, 2016. This authorization will remain until a new concessionaire is authorized to operate the concession until December 31, 2017, whichever occurs first.

On September 13, 2016, ANEEL’s board unanimously decided: (a) to establish Public Hearing No. 063/2016, by documentary exchange, from September 15 to October 15, 2016, with a view to obtaining subsidies and additional information for the improvement of the regulation of Ordinance MME No. 388/2016, which deals with the terms and conditions for the provision of the public electricity distribution service by a body or entity of the Federal Public Administration; and (b) that the draft Normative Resolution submitted to the Public Hearing should be effective immediately, and any adjustments resulting from the contributions of the Public Hearing may have retroactive effects at the beginning of the term.

On October 6, 2016, ANEEL issued Offices No. 352, 353, 354, 355, 355, 356 and 357 - DR / ANEEL giving the first guidelines for the preparation of the Temporary Provision of Distribution Services Plan, defining the targets for improvement quality in terms of DEC (Equivalent Duration of Interruption) and FEC (Equivalent Frequency of Interruption), reduction of energy losses and reduction of operating costs.

On November 29, 2016, after the analysis of the contributions from the Public Hearing 063/2016, ANEEL issued Normative Resolution No. 748/2016, establishing the terms and conditions for the provision of the public electricity distribution service by the designated distribution company, in accordance with article 9 of Law No. 12,783, of January 11, 2013 and Ordinance No. 388, of July 26, 2016-MME.

Distribution Companies

The following companies in our group undertake distribution activities pursuant to distribution concessions granted by ANEEL:

•                           Amazonas D, which distributes electricity to the city of Manaus, in the State of Amazonas, pursuant to a concession that ends on July 7, 2015. During the Extraordinary General Meeting held on July 22, 2016, our shareholders did not renew the concession. The company was responsible for providing the public electricity distribution service, with a view to ensuring continuity of service until December 31, 2017 or until the assumption of the new concessionaire, whichever occurs first;

•                            Boa Vista Energia, which distributes electricity to the city of Boa Vista, in the State of Roraima, pursuant to a concession that ends on July 7, 2015. During the Extraordinary General Meeting held on July 22, 2016, our shareholders did not renew the concession. The company was responsible for providing the public electricity distribution service, with a view to ensuring continuity of service until December 31, 2017 or until the assumption of the new concessionaire, whichever occurs first;

•                           CEAL, which distributes electricity in the State of Alagoas pursuant to a concession that ends on July 12, 2015. During the Extraordinary General Meeting held on July 22, 2016, our shareholders did not renew the concession. The company was responsible for providing the public electricity distribution service, with a view to ensuring continuity of service until December 31, 2017 or until the assumption of the new concessionaire, whichever occurs first;

•                            CELG-D, which distributes electricity in the State of Goiás, pursuant to a concession that ends on July 7, 2015. The concession was renewed until July 7, 2045; however, we sold our interest in this company pursuant to a sale and purchase agreement dated February 14, 2017 to Enel;

•                           CEPISA, which distributes electricity in the State of Piauí pursuant to a concession that ends on July 12, 2015. During the Extraordinary General Meeting held ouron July 22, 2016, our shareholders did not renew the concession. The company was responsible for providing the public electricity distribution service, with a view to ensuring continuity of service until December 31, 2017 or until the assumption of the new concessionaire, whichever occurs first;

•                           CERON, which distributes electricity in the State of Rondônia pursuant to a concession that ends on July 12, 2015. During the Extraordinary Shareholders’ Meeting held on July 22, 2016, our shareholders did not renew the concession. The company was responsible for providing the public electricity distribution service, with a view to ensuring continuity of service until December 31, 2017 or until the assumption of the new concessionaire, whichever occurs first; and

•                            Eletroacre, which distributes electricity in the State of Acre pursuant to a concession that ends on July 12, 2015. During the Extraordinary General Meeting held on July 22, 2016, our shareholders did not renew the concession. The company was responsible for providing the public electricity distribution service, with a view to ensuring continuity of service until December 31, 2017  or until the assumption of the new concessionaire, whichever occurs first.

The table below indicates relevant operational numbers of our distribution companies as of December 31, 2016:

Company	Number of Consumers	Number of Municipalities	Distribution Lines (km)	Substations
Amazonas D	945,179	62	47,932	24
CEAL	1,117,108	102	42,744	40
CEPISA	1,227,333	224	90,839	84
CERON	609,080	52	57,885	60
Eletroacre	254,200	22	20,071	15
Boa Vista Energia	112,180	1	3,663	3
CELG-D	2,825,172	237	215,635	329

Amazonas D, CEAL, CEPISA, CERON, Boa Vista Energia and Eletroacre operate in particularly challenging market conditions — the North and Northeastern regions of Brazil are among the poorest regions in the country. One of our principal continuing challenges in respect of these companies is reducing the amount of commercial losses (principally being the theft of electricity) and customer defaults that these companies suffer from.

Management Structure for our Distribution Activities

As of May 2014, the governance model changed to accommodate a local President for each distribution company, with the same five corporate officers for all distribution companies, with the exception of Amazonas D, who had a dedicated executive board.

In October 2016, following our option to not renew the concessions, when the temporary provision of public services for energy distribution was established, we implemented a new management structure with exclusive officers at each of the companies.

Transmission and Distribution System

Our transmission and distribution network consists of overhead transmission lines and sub-stations with varying voltage ranges. The clients we serve through our distribution network are classified by voltage level. With respect to our distribution to state utilities and industrial companies, we distribute electricity at higher voltage levels (up to 750 kV), while we distribute to residential and certain commercial companies at lower voltage levels (either at 230 kV, 138 kV, 34.5 kV and 13.8 kV).

System Performance

The following table sets forth information concerning our electricity losses for our distribution companies, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31,
	2016	2015	2014
Technical losses	9.53%	9.57%	9.51%
Commercial losses	16.68%	15.12%	14.11%

Total electricity losses	26.21%	24.69%	23.62%

Outages:
Frequency of outages per customer per year (number of outages)	21.21	25.26	26.88
Duration of outages per customer per year (in hours)	30.88	38.68	39.89
Average response time (in minutes)	321.98	384.43	321.98

Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for our distribution business were 26.21% of energy generated and bought in the year ended December 31, 2016 compared to 24.69% of energy generated and bought in the year ended December 31, 2015 and 23.62% of energy generated and bought in the year ended December 31, 2014.

Commercial losses at these companies reached 16.68% of the electricity generated and sold during the year. Compared to the year 2015, there was an increase of 1.5%, due to the slowdown in Brazil’s economic activity, which led to a reduction in household income and to a decrease in consumption by industries.

Our distribution companies received U.S.$270.5 million in funds through a loan agreement signed in February 2011 with the World Bank, under a project called the Energy + Project. This amount was applied to improve the quality of our services and reduce losses and, consequently, to strengthen the operational revenues of the distributors.  As these distribution companies are up for sale, we have suspended the loan and will not request any further disbursements.The following table sets out information regarding total losses in our distribution segment recorded by each distribution company set forth below:

	Year Ended December 31,
	2016	2015	2014
	(percentages)
Company:
Amazonas D	43.16	40.43	37.63
Boa Vista Energia	12.44	11.57	11.53
CEAL	26.71	25.23	24.81
CELG-D	12.84	11.93	12.94
CEPISA	30.66	30.48	29.30
CERON	29.76	26.74	23.24
Eletroacre	24.27	23.32	23.65

Emergencies in the Electrical System:

The following table shows the average total response time to reinstate the supply of energy to the consumers in 2016 (in minutes).

Year Ended December 31,
AST — Average service time (min.)
Company:
Eletroacre	428.87
CEAL	228.89
Amazonas D	324.28
CEPISA	403.90
CERON	302.37
Boa Vista Energia	121.15
CELG-D	219.69

Customers

The following table sets forth our total distribution of electricity in terms of MWh and gross revenues, by type of user, for the periods indicated:

	Year Ended December 31,
	2016	2015	2014
	(MWh)
Distribution to:
Industrial	4,599,425	5,262,677	5,566,288
Residential	11,525,285	11,527,085	10,971,668
Commercial	6,027,120	6,253,194	6,029,746
Rural	2,180,303	2,076,915	2,038,532
Public Lighting	1,480,825	1,436,622	1,331,245
Other	2,968,575	2,960,647	2,886,727
Total	28,781,531	29,517,140	28,824,206

Tariffs

The energy tariff is the price charged per unit of energy (R$/kWh).  The price of electric energy is based on the costs incurred from the generation until it becomes available to consumers, as well as its availability, which is 24 hours per day, seven days per week.

The price of energy should therefore be sufficient to cover the costs of operation and expansion of all the electrical elements that make up the system, from the generating plant to the low voltage connecting branch to consumers. These costs should basically cover the investments made in the network and its daily operation, which should result in low failure rates and shorter service times for possible repairs.

As expected, besides these costs, which are directly related to the physical components of the system, there are charges and taxes.  In summary, the electric energy tariff for the consumers in the concession area of the distributing companies is composed of:

•                  Electric energy purchase costs;

•                  Costs related to the use of the distribution system;

•                  Costs related to the use of the transmission system;

•                  Technical and non-technical losses; and

•                  Various charges and taxes.

Energy purchase costs are those arising from the contracting of amounts of energy through regulated auctions.  The distributing company buys an amount of energy that it considers sufficient to service its captive market.  Energy costs are allocated to the so-called Energy Tariff (ET) and passed on to consumers without profit margins.

Costs related to the use of the distribution system are included in the Distribution System Use Tariff (DSUT), such as capital expenses and costs of operation and maintenance of the distribution networks.

Costs related to electrical losses are divided into two: technical losses and non-technical losses.  Technical losses are inherent in any electrical circuit.  Any conductor wire has electrical resistance, which will cause the transformation of the passage of electric current into heat.  Thus, all consumers pay for the technical energy losses derived from their own consumption.  Non-technical losses are due to theft and measurement problems.  In Brazil, depending on the concession area, non-technical losses account for a large part of the cost of electricity.  This means that regular consumers pay part of the irregular consumption of consumers making use of these illegal practices.

Taxes are divided into: PIS/PASEP - PIS (Programas de Integração Social) and COFINS (Contribuição para Financiamento da Seguridade Social) and ICMS (Imposto sobre Circulação de Mercadoria).  ICMS, which varies from state to state, can account for up to 30% of a costumer’s electricity bill.

Sector Charges

Charges are those contributions that are included in the electric energy tariff, but are not taxes, they are contributions established by law, whose values are established by resolutions or orders of the regulatory agency ANEEL - National Agency of Electric Energy.  Each charge aims at obtaining resources and financing specific needs of the electricity segment.

Charge	Purpose

CCC - Fuel Consumption Account (Conta de Consumo de Combustíveis) (abolished by MP 579,	To subsidize the thermal generation in the Isolated Systems (mainly in the northern region of Brazil).

with main costs covered by CDE)

RGR - Global Reversal Reserve (Reserva Global de Reversão) (abolished by MP 579, with main costs covered by CDE)	To indemnify assets related to the concession and promote the expansion of the electric energy sector.

TFSEE - Inspection Fee for Electric Energy Services (Taxa de Fiscalização de Serviços de E. Elétrica)	To provide funds for ANEEL’s operation.

CDE - Energy Development Account (Conta de Desenvolvimento Energético)

To promote energy development from alternative sources; provide for the globalization of the energy service; and subsidize the tariff of low-income residential consumers; fund the RGR Fund and CCC Account.

ESS — System Service Charges (Encargos de Serviço do Sistema)	To subsidize the maintenance of the reliability and stability of Interconnected Power System.

PROINFA - Alternative Sources Incentive Program (Programa de Incentivo às Fontes Alternativas)	To subsidize alternative energy sources, generally more expensive than the conventional sources.

P&D - Research and Development and Energy Efficiency (Pesquisa e Desenvolvimento e Eficiência Energética)	To promote scientific and technological research related to electricity and the sustainable use of natural resources.

ONS — System National Operator (Operador Nacional do Sistema)	Coordination and control of the operation of the electric power generation and transmission facilities in the Interconnected Power System and by planning the operation of the isolated system.

CFURH - Financial Compensation for the Use of Water Resources (Compensação Financeira pelo Uso de Recursos Hídricos)	Provide financial compensation for the use of water and productive land for the purpose of electric power generation.

Tariff Flags

Another cost added to the energy tariffs is the tariff flag, in which the seasonal cost of energy generation, i.e. the price variation to generate electricity according to the time of year, rainfall volume, water availability, among other variables, is signalled directly to the final consumer.

Groups, Sub-Groups, Classes and Sub-Classes:

For the supply and corresponding tariff, some definitions are established allowing to differentiating the network users.  Groups are defined according to the service voltage.  The sub-groups of group A are defined according to the service voltage. Group B is divided into type of customer and service.

Group A à Service with voltage higher than 2.3 kV

Group B à Service with voltage equal to or lower than 2.3 kV

The sub-groups of group A are defined according to the service voltage.

• Service with voltage equal to or higher than 230 kV

• Service with voltage from 88 kV to 138 kV

• Service with 69 kV voltage

• Service with voltage from 30 kV to 44 kV

• Service with voltage lower than 2.3 kV (underground system)

The sub-groups of group B are defined according to the type of customer/service.

• Home service

• Rural service

• Other types of service

• Public Lighting Service

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

On December 31, 2016, 2015 and 2014, delinquent customers represented, on average, 9.62%, 10.39% and 11.29%, respectively.

Purchase of Electricity for Distribution

We purchased 27,068,462 MWh of electricity for distribution in 2016, compared to 26,611,981 MWh in 2015 and 25,331,060 MWh in 2014.  Our distribution companies purchase electricity from suppliers through bilateral contracts and through contracts resulting from the public auction process of a set of generation companies that offer bids that set the maximum price at which they will deliver electricity.  After all bids are received, the average price of all bids is calculated and this is the price that will be paid for the auction contracts.  The contracting is done with all the generation companies that won the auction.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of those subsidiaries are no longer in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet: R$13.2 billion as of December 31, 2016, R$17.6 billion as of December 31, 2015 and R$14.7 billion as of December 31, 2014. Of this total amount, loans to Itaipu accounted for R$10.8 billion as of December 31, 2016, R$14.8 billion as of December 31, 2015 and R$11.7 billion as of December 31, 2014.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the international capital markets. As of December 31, 2016, our consolidated long-term debt was R$39,787 million, compared to R$42,174 million as of

December 31, 2015 and R$34,608 million as of December 31, 2014, with the majority of our foreign currency debt (approximately 98% over the three-year period) denominated in U.S. dollars. Further details of our borrowings are set out in “ — Liquidity and Capital Resources — Cash Flows.”

In addition, we utilize borrowings from the RGR Fund, which we administer, to on-lend to our subsidiaries and other electricity companies. As of December 31, 2016, 2015 and 2014, we incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 2.0% on funds which we on-lend to subsidiaries and other entities.

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

The table below shows an estimate of the total percentage of our participation in transmission lines as of December 31, 2016:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC, ±800 kV, 3,850 MW, with Substation 500 kV Estreito; and Transmission Line with ±800 kV Xingu - Estreito.	Eletronorte (24.5%) Furnas (24.5%)

Fronteira Oeste Transmissora de Energia S.A.

Santo Ângelo/Maçambará
Pinhalzinho/Foz do Chapecó, simple circuit, C1 and C2 Sectioning Alegrete 1 — Santa Maria 1
Pinhalzinho/Foz do Chapecó, simple circuit, C1 and C2 Sectioning Alegrete 1 — Santa Maria 1

Eletrosul (51%)

Mata de Santa Genebra Transmissora S.A.	Itatiba — Bateias; Araraquara II — Itatiba; Araraquara II — Fernão Dias	Furnas (49.9%)

Paraíso Transmissora de Energia S.A.	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; Transmission Line Chapadão — Campo Grande 2 — C1 at Substation Paraíso 2	Eletrosul (24.5%)

Paranaíba Transmissora de Energia S.A.	Barreiras II — Rio das Éguas; Rio das Éguas — Luziânia; Luziânia — Pirapora II	Furnas (24.5%)

TDG Transmissora Delmiro Gouveia S.A.	Transmission Line São Luiz II/ São Luiz III	Chesf (49%)

Transenergia Goiás S.A.	Serra da Mesa — Niquelândia; Niquelândia — Barro Alto	Furnas (99%)

Transnorte Energia S.A.	Eng. Lechuga (AM) — Equador (RR) e Equador (RR) — Boa Vista (RR), double circuit and Substations Equador (RR) Boa Vista (RR)	Eletronorte (49%)

Triângulo Mineiro Transmissora S.A.	Marimbondo II — Assis	Furnas (49%)

Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia — Brasília Leste; Samambaia — Brasília Sul; Brasília Sul — Brasília Geral	Furnas (39%)

The table below shows an estimate of the total percentage of our participation in transmission substations as of December 31, 2016:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, -4,000 MW, with Substation 500 kV Xingu; Converter Station CA/CC, ±800 kV, 3,850 MW, with Substation 500 kV Narrow	Furnas (24.5%) Eletronorte (24.5%)

Fronteira Oeste Transmissora de Energia S.A. (3)

Pinhalzinho, with 230/138 kV (ATF1);
Pinhalzinho, with 230/138 kV (ATF 2 e ATF3);
Extension of Substations Maçarambá, Foz do Chapecó and Santo Angelo; Extension of Substation Santa Maria 3, 230/138 kV(4)

Eletrosul (51%)

Mata de Santa Genebra Transmissora S.A.

Substation Santa Bárbara D’Oeste 440 kV, Static Compensation (-300+300) Mvar
Substation Itatiba 500 kV, Static Compensator;
(-300,+300) Mvar.
Substation 500/440 kV Fernão Dias 1,200 MVA — 1º bank of capacitors
Substation 500/440 kV Fernão Dias 2,400 MVA
2nd and 3rd bank of capacitors

Furnas (49.9%)

Paraíso Transmissora de Energia S.A.

Substation Campo Grande 2 with 1 three-phase reactor 230 kV of 20 Mvar.
Chapadão EL PAR2;
Substation Paraíso 2, 2 three-phase transformers 230/138 kV of 150 MVA (each) and 01 three-phase reactor 230 kV of 20 Mvar.

Eletrosul (24.5%)

Triângulo Mineiro Transmissora S.A.	Substation Marimbondo II, 04 single-phase reactors 500 kV of 45.3 Mvar (each) and Substation Assis, 7 single-phase reactors 500 kV of 45.3 Mvar (each).	Furnas (49%)

Vale do São Bartolomeu Transmissora de Energia S.A.	Substation Brasília Leste, 6 single-phase transformers 500/138 of 180 MVA (each).	Furnas (39%)

Paranaíba Transmissora de Energia S.A.	500 kV Transmission Line in Substation Barreiras II, Rio das Éguas, Luziânia and Pirapora II.	Furnas (24.5%)

TDG Transmissora Delmiro Gouveia S.A.	Substation Aquiraz 2, 03 three-phase transformers 230/69kV, 150 MVA (each) and Substation Pecém 2, 9 single-phase autotransformers 500/230kV, 400 MVA (each)	Chesf (49%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Transenergia Goiás S.A.	230 kV Transmission Line at Substation Serra da Mesa, Niquelândia and Barro Alto	Furnas (99%)

Transnorte Energia S.A.	SE Boa Vista, 2 three-phase autotransformers 500/230 kV de 400 MVA (each) and 1 static compensator 230 kV -120/150 Mvar.	Eletronorte (49%)

The table below shows an estimate of the total percentage of our participation in generation assets as of December 31, 2016:

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Amapari Energia S.A.	Serra do Navio	Eletronorte (49%)

Baguari Geração de Energia S.A.	Baguari	Furnas (30.6%)

Banda de Couro Energética S.A.	Windfarm Banda de Couro	Chesf (1.8%)

Baraúnas I Energética S.A.	Windfarm Baraúnas I	Chesf (49%)

Baraúnas II Energética S.A.	Windfarm Baraúnas II	Chesf (1.6%)

Brasventos Eolo Geradora de Energia S.A.	Windfarm Rei dos Ventos 1	Eletronorte (24.5%) Furnas (24.5%)

Brasventos Miassaba 3 Geradora de Energia S.A	Windfarm Miassaba 3	Eletronorte (24.5%) Furnas (24.5%)

Chuí IX S.A.	Windfarm Chuí 09	Eletrosul (99.99%)

Cia. Hidrelétrica Teles Pires	Teles Pires (8)	Furnas (24.5%) Eletrosul (24.5%)

EAPSA - Energia Águas Da Pedra S.A.	Dardanelos	Eletronorte (24.5%) Chesf (24.5%)

Enerpeixe S.A.	Peixe Angical	Furnas (40%)

Eólica —Chuí Holding S.A.	Windfarms Chuí I to V, and Minuano I and II	Eletrosul (49%)

Eólica Livramento S.A. (9)	Windfarms de Cerro Chato IV, V, VI, Ibirapuitã and Trindade	Eletrosul (59%)

Eólica Serra das Vacas I S.A. (5)	Serra das Vacas I	Chesf (49%)

Eólica Serra das Vacas II S.A. (5)	Serra das Vacas II	Chesf (49%)

Eólica Serra das Vacas III S.A. (5)	Serra das Vacas III	Chesf (49%)

Eólica Serra das Vacas IV S.A. (5)	Serra das Vacas IV	Chesf (49%)

ESBR Participações S.A.	Jirau (2)	Chesf (20%) Eletrosul (20%)

Foz de Chapecó Energia S.A.	Foz de Chapecó	Furnas (40%)

Hermenegildo I S.A.	Windfarms Verace 24 to 27	Eletrosul (99.99%)

Hermenegildo II S.A.	Windfarms Verace 28 to 31	Eletrosul (99.99%)

Hermenegildo III S.A. (10)	Windfarms Verace 34 to 36	Eletrosul (99.99%)

Madeira Energia S.A.	Santo Antônio (6)	Furnas (39%)

Morro Branco I Energética S.A.	Windfarm Morro Branco I	Chesf (49%)

Mussambê Energética S.A.	Windfarm Mussambê	Chesf (49%)

Norte Energia S.A.	Belo Monte	Chesf (15%) Eletrobras (15%) Eletronorte (19.98%)

Pedra Branca S.A.	Pedra Branca	Chesf (49%)

Rei dos Ventos 3 Geradora de Energia S.A.	Windfarm Rei dos Ventos 3	Eletronorte (24.5%) Furnas (24.5%)

Special Purpose Company/Consortium	Object of investment	Eletrobras Participation

Retiro Baixo Energética S.A.	Retiro Baixo	Furnas (49%)

Santa Vitória do Palmar S.A.	Windfarms Geribatu I to X	Eletrosul (49%)

São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)

Serra do Facão Energia S.A.	Serra do Facão	Furnas (49.47%)

Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)

Tijoá Participações e Investimentos S.A.	Três Irmãos (7)	Furnas (49.9%)

U.E.E. Caiçara I S.A. (4)	Windfarm Caiçara I	Chesf (49%)

U.E.E. Caiçara II S.A. (4)	Windfarm Caiçara II	Chesf (49%)

U.E.E. Junco I S.A. (4)	Windfarm Junco I	Chesf (49%)

U.E.E. Junco II S.A (4)	Windfarm Junco II	Chesf (49%)

V. de Santa Joana I Energia Renováveis S.A.	Windfarm Santa Joana I	Chesf (49%)

V. de Santa Joana III Energia Renováveis S.A.	Windfarm Santa Joana III	Chesf (49%)

V. de Santa Joana IV Energia Renováveis S.A.	Windfarm Santa Joana IV	Chesf (49%)

V. de Santa Joana V Energia Renováveis S.A.	Windfarm Santa Joana V	Chesf (49%)

V. de Santa Joana VII Energia Renováveis S.A.	Windfarm Santa Joana VII	Chesf (49%)

V. de Santo Augusto IV Energia Renováveis S.A.	Windfarm Santo Augusto IV	Chesf (49%)

V. de Santa Joana IX Energia Renováveis S.A. (3)	Windfarm Santa Joana IX	Chesf (49%)

V. de Santa Joana X Energia Renováveis S.A. (3)	Windfarm Santa Joana X	Chesf (49%)

V. de Santa Joana XI Energia Renováveis S.A. (3)	Windfarm Santa Joana XI	Chesf (49%)

V. de Santa Joana XII Energia Renováveis S.A. (3)	Windfarm Santa Joana XII	Chesf (49%)

V. de Santa Joana XIII Energia Renováveis S.A. (3)	Windfarm Santa Joana XIII	Chesf (49%)

V. de Santa Joana XV Energia Renováveis S.A. (3)	Santa Joana XV	Chesf (49%)

V. de Santa Joana XVI Energia Renováveis S.A. (3)	Windfarm Santa Joana XVI	Chesf (49%)

Brazilian Government Programs

In addition to the Proinfa program created by the Brazilian Government in 2002 to create certain incentives for the development of alternative sources of energy (discussed more fully in “The Brazilian Power Industry — Proinfa”), we also participate in four additional Brazilian Government programs:

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

Research and Development

See “Item 5.C, Research and Development, Patents and Licenses.”

International Activities

In 2016, we refocused our international strategy, seeking to primarily act in projects of regional integration and renewable energy generation in Latin America. Accordingly, we are further developing studies for the hydroeletric opportunities at the border with Bolivia and Argentina, in addition to studies about the integration of inter-regional transmission systems involving Brazil, Guyana, French Guyana and Suriname.

Uruguay

The partnership between us and the Uruguyan State company Administración Nacional de Usinas y Transmisiones Elétricas (UTE), led to the development of the wind farm Artilleros (Wind Park Artilleros - 65MW). This project received its permanent qualification as part of Uruguay’s electric power network in 2016.

Northern Arc Project

We advanced the feasibility studies related to the Northern Arc Project. This project is a transmission system of approximately 1,900 km long that will allow the transfer of energy through new generation ventures between Brazil, Guyana, Suriname and French Guyana. The pre-feasibilty studies were sponsored and coordinated by the Inter-American Development Bank, which is part of the World Bank, and were concluded in November 2016.

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

In order to build a hydroelectric plant, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environment impact is considered significant, such as generation projects with an output above 10 MW, as well as transmission lines above 230 kV, together with certain other environmentally sensitive projects, first, a comprehensive environmental impact study (estudo de impacto ambiental, or EIA) must be prepared by external experts who make recommendations as to how to minimize or compensate the impact of the plant on the environment. The study, together with a specific environmental report (relatório de impacto ambiental, or RIMA) on the project prepared by the company, is then submitted to federal, state or local governmental authorities, depending on the projected impact, for analysis and approval. Such study and report are used for the environmental licensing of the project, which is generally carried out by means of a three stage licensing process, which comprises (i) a license to attest the feasibility of the project (Licença Prévia or LP), (ii) a license to begin work (Licença de Instalação or LI), and (iii) a license to operate the project (Licença de Operação or LO).

In addition, the company is required by law to devote a percentage of the total cost of any investment in new projects with a significant environmental impact to environmental preservation. According to federal law and a recent decision by the Brazilian Supreme Court, such percentage shall range from zero to 0.5%. However, in the State of Rio de Janeiro, the State determined that the compensation percentage shall range from 0.5% to 1.1%. As federal and state law may provide for different percentages, this amount may be judicially challenged or changed by the competent authority by publication of a further law. Since the early 1980’s, the Brazilian electricity sector has endeavored to improve its treatment of the social and environmental aspects of power project planning, implementation and operation. In general, our generation subsidiaries are in compliance with applicable environmental regulations in Brazil, and the environmental policies and guidelines of the electricity sector. Our generation and transmission facilities benefit from certain exemptions to licensing requirements because their operations commenced before the applicable environmental legislation. Nonetheless, some environmental authorities have issued notices of infringement alleging the absence of environmental licenses. See “Item 8.A, Consolidated Financial Statements and Other Information — Litigation — Environmental Proceedings.”

As of December 31, 2016, our subsidiary Eletronuclear operated two nuclear power plants in the State of Rio de Janeiro, Angra I and Angra II and a third nuclear power plant, Angra III, is under construction. Because Eletronuclear initiated its activities before the enactment of an environmental legislation, Angra I was licensed by CNEN under the nuclear and environmental regulations in effect at that time. Currently, Brazilian law requires the issuance of: (i) an authorization for nuclear enterprises by CNEN; and (ii) an environmental license issued by the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (or IBAMA, the Brazilian Federal environmental authority).

Regarding the environmental licenses, a study group formed by the Federal Public Attorney’s Office, CNEN, IBAMA, the Fundação Estadual de Engenharia do Meio Ambiente (or FEEMA, which was one of the environmental authorities in the State of Rio de Janeiro, currently unified in one single entity, the Instituto Estadual do Ambiente or INEA), Eletronuclear and Eletrobras prepared a Termo de Ajustamento de Conduta (a Conduct Adjustment Agreement or TAC) according to which the guidelines for the environmental licensing update procedure should be established. Angra II has obtained all the environmental licenses necessary for its operations, but the Federal Public Attorney’s Office challenged its renewal, which it conditioned upon the compliance with a TAC and according to which Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Until these obligations are accomplished, IBAMA and CNEN should abstain from issuing any definitive licenses or authorizations for the operation of Angra II. An assessment comprising the accomplishments of the TAC was issued by IBAMA to the Public Attorney in June 2006. After evaluation of the status of completion of these conditions, IBAMA issued a report concluding that all technical conditions compiled in the TAC were satisfied. In March 2014, IBAMA issued an Unified LO for the nuclear installations in operation at the CNAAA site — Angra I, Angra II and the Radwaste Management Centre (including initial storage facilities), which is valid until March 2024. Eletronuclear also holds a LI in connection with the construction of Angra III, in effect until March 2020, and other applicable environmental licenses for other buildings and facilities within the site of the nuclear power plants.

For the environmental licensing of the Angra III, Eletronuclear has to comply with the conditions set forth in Previous License No. 279/2008 and Installation License No. 591/2009 granted by IBAMA.  Eletronuclear entered into TCs (Termos de Compromisso) with the Municipalities of Angra dos Reis in October 2009 and Paraty and Rio Claro in February 2010.  Eletronuclear has to implement public policy projects in the Environmental, Civil Defense, Social Assistance, Education, Construction and Public Services, Economic Activities, Health, Sanitation and Cultural areas of these Municipalities until the commencement of operations at Angra III.  In the event Eletronuclear does not comply with the TCs, it may ultimately not obtain the operating license for the Angra III plant.

With respect to CNEN’s license, both nuclear power plants currently have their own Authorization for Permanent Operation (Autorização de Operação Permanente — AOP). The AOP of Angra I will expire in August 2024, and the AOP of Angra II will expire in June 2041.

Eletronuclear is strictly liable for nuclear accidents as an operator of nuclear plants in Brazil. See “Item 3.D, Risk Factors — Risks Relating to Our Company — We may be liable for damages, subject to further regulation and have difficulty obtaining financing if there is a nuclear accident involving our subsidiary Eletronuclear.”

Energy Conservation

Over the past 20 years, the Brazilian Government has implemented a number of actions directed to energy conservation on the electricity sector. The Brazilian Government normally finances these actions and we administer them. The most important project in this area is the Procel.

The Programa de Conservação de Energia Elétrica — Procel (the national electric conservation program) was created in 1985 to improve energy efficiency and rationalization of the use of natural resources throughout Brazil. MME coordinates the program and we are responsible for its execution. The main objective of Procel is to encourage cooperation among various sectors of Brazilian society to improve energy conservation both on the production and consumer sides.

Alternative Electricity Sources

In 2002 the Brazilian Government created the Programa de Incentivo às Fontes Alternativas de Energia Elétrica — Proinfa (the program for the development of alternative electricity sources), with the objective of diversifying the Brazilian energy matrix by searching for regional solutions with the use of renewable energy sources.

The Brazilian Power Industry

General Provisions

According to Regulation No. 555, dated December 28, 2015, MME approved a ten-year expansion plan (Plano Decenal de Expansão de Energia Elétrica or PDE 2024), which provides guidance to the Brazilian government and to all agents in the Brazilian energy industry in order to ensure that there is a sustainable supply of energy in Brazil, including electricity, taking into consideration environmental needs, the Brazilian economy and a business’ technical capabilities.

The studies carried out in the PDE include a plan for the next ten years and are subject to annual reviews which take into account, among other aspects, changes in the forecast for the growth of electricity consumption and the re-evaluations of the economical and operational feasibility of the generation projects, as well as the estimates regarding the expansion of transmission lines.

According to ANEEL, in December 2016, when taking into account the SIN generating units, the power generators installed in the isolated systems and in the generators owned by individuals, Brazil had a total installed capacity of 150.3 GW.

Currently, the SIN is divided into four electric sub-systems: South-East/Mid-West, South, North-East and North.

In addition to the SIN, there are also the isolated systems, i.e., those systems that do not make part of the SIN, are generally located in the Northern and North-Eastern regions of Brazil, have as sole source of energy the electricity generated by coal-fired and oil-fuelled thermal plants which are extremely pollutants and have a generation cost three to four times higher than, for instance, a hydro-electric power station. The CCC account was introduced by article 13, III of Law No. 5899, of July 5, 1973, as amended, with the purpose of generating financial reserves payable to distribution companies and to some generation companies (all of which should make annual contributions to the CCC Account) in order to cover some of the costs of the operation of thermoelectric plants in the event of adverse hydrological conditions, and also, as set in Law No. 12,111/2009, of subsidizing the electricity generated by the “isolated systems” in order to allow consumers of the isolated systems to bear charges for electricity equivalent to the charges borne by consumers served by hydraulic generation (Law No. 12,783 terminated the apportionment of the benefit of reduction of the costs for fuel consumption within electric energy generation and funds from the CDE Account became the main funds for the CCC Account). There is currently a significant discrepancy between charges paid by consumers in the Northern and Northeastern regions when compared to what is charged from the Southern/South-Eastern Region consumers. Therefore, interconnecting the isolated systems to the SIN would enable consumers from these regions to have access to hydroelectric energy sources, which results in reduced production costs and a convergence of prices in these regions to other regions of the country.

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

In addition to the integration of the Isolated System, the PDE also provides for the expansion of electricity generation through the improvement of the generation capacity, defined by the PDE as the execution of a set of works aimed at enhancing the capacity and efficiency while modernizing the already existing power plants, which should not represent a lot in terms of ensured power but would contribute to meet the increase in the highest level expected of electricity demand.

According to ANEEL, the total installed electricity generation capacity in Brazil in 2016 was 150.3 GW with 4,710 operating ventures. Currently, there are 220 ventures under construction and another 630 with permits granted. An additional generation capacity of 25 GW is expected in the coming years.

Pursuant to the EPE 10 Year Plan, Brazil’s total installed power generation capacity is projected to increase to 206.4 GW by 2024, of which 117 GW is projected to be hydroelectric and 79 GW to be thermoelectric and from other sources.

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2016, we contributed, including our subsidiaries, SPEs and 50% of Itaipu Binacional to approximately 31% of the installed power generating capacity within Brazil and are responsible for approximately 47% of the installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. The remainder of the market is held by several companies including Cemig, Copel, Engie, CPFL and Duke. Certain of these companies have entered into joint venture arrangements in the past. In net revenue terms, we believe we are the largest generation and transmission company in Brazil. We mainly compete for generation and transmission businesses through a competitive auction process.

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

•                           In 1998, the Brazilian Government enacted Law No. 9,648 (or the Power Industry Law) to overhaul the basic structure of the electricity industry. The Power Industry Law provided for the following:

•                           the establishment of a self-regulated body responsible for coordinating the purchase and sale of electric energy available in the Interconnected System (Mercado Atacadista de Energia Elétrica — MAE), or the Wholesale Energy Market — MAE, an entity which replaced the prior system of regulated generation prices and supply contracts. The Wholesale Energy Market — MAE was later replaced by the CCEE;

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

•                           On March 15, 2004, the Brazilian Government enacted the Law No. 10,848 and on July 30, 2004, the Decree No. 5,163, or the Electricity Regulatory Law, in an effort to further restructure the power industry with the ultimate goal of providing consumers with secure electricity supplies combined with low tariffs, which law was regulated by a number of decrees enacted by the Brazilian Government in July and August of 2004, and is still subject to further regulation to be issued in the future. See “— Challenges to the Constitutionality of the Electricity Regulatory Law.”

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

•                           In 2016, two Provisional Measures (Medidas Provisórias or MP) were enacted by the Brazilian Government, namely MP 706, dated as of December 28, 2015 and MP 735, dated as of June 22, 2016. Both of them were approved, but only MP 706 was converted into Law No. 13,299, dated as of June 21, 2016. Especially for the distribution sector, such acts are of major relevance as they give special treatment to the distribution concessions located in the regions not integrated to the National Interconnected Grid — SIN yet. Such measures aimed to create a new regulatory framework capable to provide more sustainable financial conditions to such concessions to meet their outstanding duties with their fuel suppliers and, therefore, create a more favorable environment to potential investors on the National Privatization Program — PND. Nonetheless, as such acts provide for some kind of special treatment to part of the distribution companies and also authorize the utilization of the CDE funds to cover the fuel debts of the concessionaires, we cannot guarantee that they would not have their legality/constitutionality challenged by other agents of the industry who might be adversely impacted, including the consumers and other concessionaires which will not benefit from the legal measures.

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

Renewal of the Concessions — Law No. 12,783

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

The concessions for the Sobradinho and Itumbiara hydroelectric plants are an exception to Law No. 12,783 and were renewed pursuant to Law No. 13,182. Accordingly, these concessions are not subject to the quote allocation system through February 9, 2022, when these concessions will gradually transition to the quota-allocation system. For further information see “Risk Factors—The renewal of our concessions pursuant to Law No. 12,783/2013 or Law No. 13,182/2015, adversely affected our financial condition and results of operations” and “Risk Factors—Any hydroelectric generation concessions renewed pursuant to Law No. 12,783 and Law No. 13,182/15 are subject to a quota allocation regime.”

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

•                           Power Distribution: The renewal is subject to specific conditions set forth in Decree No. 8,461 that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783. The renewal of distribution concessions pursuant to Decree No. 8,461 requires that concession holders meet certain criteria for: (i) the quality of the distribution services provided, and (ii) the compliance with certain financial ratios. The concessions that are not renewed in accordance with the terms and conditions established by Law No. 12,783 will revert to ANEEL at the maturity of the existing concession. Any concessions reverted to ANEEL will be subject to a new bidding procedure conducted by ANEEL pursuant to Law No. 8,666/1993. As a result of the bidding procedure, the generation, transmission or distribution assets will be granted to a concessionaire for a maximum period of 30 years. The concession holder will remain responsible for rendering public services, under the terms and conditions set forth in Law No. 12,783, until the new concession holder takes over the relevant distribution assets. In December 2015, CELG-D renewed its distribution concession for a further 30 years and on Februaray, 2017 we signed the sale agreement of CELG-D with Enel Brasil S.A. On July 22, 2016, our shareholders decided not to renew some of our distribution concessions in the Brazilian North and Northeast regions, namely those concessions held by: CEPISA; CEAL; Eletroacre; CERON; Boa Vista Energia; and Amazonas D.  As a result of our decision to not renew such concessions, they shall be rebidded in the near future. According to the new rules established by the Provisional Measure No. 735, for the bid of the concessions under its direct or indirect control, the Federal Government is also authorized to transfer the control of the companies. In addition to that, for these specific concessions, the Granting Authority is also authorized, as its own discretion and within the first 5 (five) years of the concession agreement, to defer the obligations undertaken by the new services provider upon the execution of an amendment to the agreement.

If a concession is renewed, the concessionaire will be entitled to a payment corresponding to the amount of investment made by the concessionaire for non-amortized reversible assets. These assets will be valued according to the methodology provided by ANEEL called the new replacement value (valor novo de reposição). Pursuant to this methodology, the value of an asset is calculated as if it were being acquired on the date of the calculation of the new replacement value. In general terms, the accumulated depreciation and amortization of an asset are considered as of the start of operations of the assets through December 31, 2012.

ANEEL and MME are responsible for determining the value of the non-amortized investments within these energy concessions to be renewed. As of December 31, 2015, we have received the full amount for the first tranche of indemnification payments made pursuant to Law No. 12,783. This amounted to R$14.4 billion, using values of December 2012.

Indemnification payments claimed for generation assets in accordance with Normative Resolution ANEEL 596/2013:

	Amount accounted for	Amount requested	Amount approved by ANEEL
	(millions of reais)
Eletronorte	—	—	—
Chesf	487	4,802	—
Furnas	995	1,311	—
Eletrosul	—	—	—
Total	1,482	6,113	—

The table below shows amounts requested to ANEEL for the second tranche of indemnification payments made pursuant to Law No. 12,783, which totaled R$36.6 billion as of December 31, 2016. It also shows the compensation payments claimed for transmission assets, related to the Electricity Transmission Assets (RBSE), held on May 31, 2000, and other Transmission Facilities—RPC, not depreciated and not amortized, as per the second paragraph of Article 15 of Law No. 12,783, which totaled R$36.6 billion as of December 31, 2016.

	Amount requested	Amount approved by ANEEL	Amount accounted for	VNR Update — IPCA and remuneration accounted
	(millions of reais)
Eletronorte	2,926	2,579	1,733	3,596
Chesf	5,627	5,092	1,187	9,378
Furnas	10,699	9,000	4,530	14,031
Eletrosul	1,061	1,007	520	1,596
Total	20,313	17,678	7,970	28,601

On April 20, 2016, the MME published Ordinance No. 120, which regulates the conditions for receiving the credits related to the Electricity Transmission Assets (RBSE), held on May 31, 2000, and other Transmission Facilities - RPC, not depreciated and not amortized, as per the second paragraph of Article 15 of Law No. 12,783. According to MME Ordinance No. 120/2016, the remuneration of these assets will be as follows:

i.                                By the cost of capital corresponding to the assets, consisting of remuneration and depreciation, increased by taxes due under the 2017 tariff process. The remuneration will be the result of the Weighted Average Capital Cost and depreciation, which will be paid according to the useful life of each asset incorporated into the Regulatory Remuneration Basis;

ii.                             The capital cost not incorporated, from the extension of the concessions to the tariff process, will be adjusted for inflation and remunerated by the capital cost;

iii.                          As of the 2017 tariff process, the cost of capital will be remunerated by the Weighted Average Capital Cost for a period of eight years.

Accordingly, on December 31, 2016, we estimated the adjusted value of those credits, considering the conditions of the MME Ordinance No. 120/2016 and recorded such estimates in our accounting records in 2016.  On December 31, 2016, we accounted for R$36.6 billion to be received in relation to the RBSE assets. Regarding the compensation for the generation segment,  ANEEL and MME have not yet approved the final figures and payment conditions.

(ii)                                Tariff-reduction

According to Law No. 12,783, the tariff reduction will be the result of: (i) the reduction of the sector charges, such as the CCC Account, the CDE Account and the RGR Fund; (ii) the new calculation of tariffs and RAPs of the renewed concessions as mentioned above; and (iii) investments provided by the Federal Government.

(iii)             Quota Allocation System

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

Administrative Intervention in Concessions

In August 2012 the Brazilian Government enacted Law No. 12,767/2012 in order to regulate ANEEL’s intervention in the concessionaires to ensure the quality of the services provided by concessionaires and the performance of legal, regulatory and contract obligations.

In addition, Law No. 12,767/2012 regulates the termination of the concession in case of liquidation or bankruptcy of the concessionaire or forfeiture of the concession. Furthermore, this law sets forth an administrative proceeding which is required for the termination of the concession.

As for corporate reorganization procedures (recuperação judicial ou extrajudicial) involving energy concessionaires, Law No. 12,767/2012 changed the regulatory framework as it forbids energy concessionaires to initiate judicial or extrajudicial procedures. See “Item 3.D, Risk Factors — Risks Relating to the Brazilian Power Industry” for more details.

Power Contracting Deficit of Distribution Companies

At the beginning of 2014, due to adverse hydrological conditions, electricity distribution companies faced a contractual deficit in connection with their consumers’ demand for nearly 3,500 MW. Accordingly, energy distribution companies had to purchase electricity from thermoelectric plants to secure the supply of Brazilian’s national electricity demand. Such electricity was acquired at high rates.

The Federal Government announced on March 13, 2014 certain measures to assist distribution companies to face these unexpected higher costs and expenses during the period between February to December 2014, namely: (i) an electricity commercialization auction held by ANEEL and MME on April 2014, to off-set the power contracting deficit of power distribution companies; and (ii) a financial contribution by the National Treasury of R$11.2 billion, through the CDE account.

The Federal Government also allowed CCEE to enter into financial transactions in the amount of up to R$17.8 billion to assist distribution companies. Accordingly, the Federal Government issued Decree No, 8,221, dated April 1, 2014, creating the Regulated Market Account (Conta no Ambiente de Contratação Regulada or CONTA-ACR) which will receive the funding required for hiring and payment of financial obligations. With the purpose to make payments related to the financing contracted by CCEE, distribution companies shall, after the 2015 tariff review cycle, transfer specific amounts defined by ANEEL to CDE.

The first loan, for R$11.2 billion was disbursed in April, 2014 and the second loan, for R$6.6 billion, was disbursed in August 2014. Of this amount, R$537.6 million were allocated to the following distribution subsidiaries: CEAL (R$302.7 million), CEPISA (R$141 million), Amazonas Energia (R$27.2 million), CERON (R$11.3 million) and Eletroacre (R$55.4 million).

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

National Electricity System Operator

The ONS was created in 1998 by Law No. 9,648 dated May 27, 1998. The ONS is a non-profit private entity comprised of concessionaires, other legal entities holding permissions or authorizations in the electrical energy market, and consumers connected to SIN. The Electricity Regulatory Law granted the Brazilian Government the power to nominate three executive officers to ONS’s board of executive officers. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to ANEEL’s regulation and supervision. The objectives and principal responsibilities of the ONS include: operational planning for the generation industry, organizing the use of the domestic Interconnected Power System and international interconnections, guaranteeing that all parties in the industry have access to the transmission network in a non-discriminatory manner, assisting in the expansion of the energy system, proposing plans to MME for extensions of the Basic Network (which proposals must be taken into account in planning expansion of the transmission system) and submitting rules for the operation of the transmission system for ANEEL’s approval. Generators must declare their availability to ONS, which then attempts to establish an optimal electricity dispatch program.

Energy Trading Chamber

On August 12, 2004, the Brazilian Government enacted a decree setting forth the regulations applicable to CCEE. On November 10, 2004 the CCEE succeeded the Wholesale Energy Market — MAE, the market in which all large electricity generation companies, energy traders and importers and exporters of electricity had participated and on which the spot price of electricity was determined. CCEE assumed all of the assets and operations of the Wholesale Energy Market (which had previously been regulated by ANEEL).

One of the principal roles of CCEE is to conduct public auctions on the Regulated Market, see “— The Electricity Regulatory Law; the Free Market and the Regulated Market — The Regulated Market.” In addition, the CCEE is responsible, among other things, for: (i) registering all the energy purchased through CCEARs, and the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, see “— The Electricity Regulatory Law; the Free Market and the Regulated Market — The Free Market;” and (ii) accounting and clearing of short-term transactions.

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

The major transmission projects under development are: (i) TL 525 kVGuaiba 3 — Capivari do Sul; (ii) TL 230 kV Camaçari IV — Pirajá Pituaçu — Pirajá; (iii) TL 800 kV Xingu — Estreito; (iv) ; (iv) LT 230 kV Eunapólis — Teixeira de Freitas II C2 (BA); (v) Interligação Manaus — Boa Vista (AM/RR); (vi) Interligação Brasil — Uruguai (RS); and (vii) LT 500 kV Bom Despacho 3 — Ouro Preto 2 (MG).

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

The Electricity Regulatory Law also excludes us and our subsidiaries Furnas, Chesf, Eletronorte, Eletrosul, Electronuclear, and CGTEE from the National Privatization Program, which is a program created by the Brazilian Government in 1990 with a view to promote the privatization process of state-owned companies. All Distribution companies of Eletrobras are included in the Investments Partnership Program of the Presidency of the Republic (Programa de Parceria de Investimentos da Presidência da República — PPI).

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

In the event all or a relevant portion of the Electricity Regulatory Law is determined unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the Electricity Regulatory Law may lose its effectiveness, generating uncertainty as to how the Brazilian Government will define the rules for the electrical energy sector. Considering that we have already purchased virtually all of our electricity needs through our subsidiaries both in the ACR and ACL and that the pass through to tariffs of such electricity is expected to continue to be regulated by the regime predating the Electricity Regulatory Law, irrespective of the outcome of the Supreme Court’s decision, we believe that in the short term, the effects of any such decision on our activities should be relatively limited. The exact effect of an unfavorable outcome of the legal proceedings on us and the electricity industry as a whole is difficult to predict, but it could have an adverse impact on our business and results of operations even in the short term (see “Risk Factors — Risks Relating to the Brazilian Power Industry”).

Also, the Electricity Regulatory Law and the electricity regulatory framework as a whole have been recently changed in some important aspects by the enactment of Law No. 13,299/16 and the Provisional Measure No. 735/16. Especially for the distribution sector, such acts are of major relevance as they give special treatment to the distribution concessions located in the regions not integrated to the National Interconnected Grid — SIN yet. Such measures aimed to create a new regulatory framework capable to provide more sustainable financial conditions to such concessions to meet their outstanding duties with their fuel suppliers and, therefore, create a more favorable environment to potential investors in the midst on the National Privatization Program — PND.

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

The Annual Reference Value creates an incentive for distribution companies to contract for their expected electricity demand in the “A-5” auctions, where the prices are expected to be lower than in “A-3” auctions. ANEEL allows companies to pass on their electrical energy acquisition costs to final consumers pursuant to the following criteria: (i) in the A-5 auctions, companies are permitted to pass on all costs to consumers, subject to the limitations referred to below; (ii) in the A-3 auctions companies are permitted to: (a) pass all acquisition costs for energy acquired in A-5 auctions up to 2% of the difference between the energy acquired in A-3 auctions during the year and the distributor’s energy requirements; and (b) pass on whichever of the following is less — the A-5 auctions and in the A-3 auctions; (iii) in the A-1 auctions, companies are permitted to pass on all costs to consumer; (iv) in the Market Adjustments auctions and in the acquisitions of energy directly from a generation plant connected to the distributors’ electric system (except as set forth in law), companies are permitted to pass on all costs up to the Annual Reference Value to consumer; and (v) in the alternative energy source auctions and others determined by the Brazilian government, companies are permitted to pass on all costs to consumer.

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

In accordance with paragraph one, Article 31 of the Electricity Regulatory Law, we and our subsidiaries Furnas, Chesf, Eletronorte, Eletrosul, Electronuclear, and CGTEE were excluded from the National Privatization Program. Accordingly, we were subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution No. 278/2000, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector.

On November 10, 2009, ANEEL issued Resolution No. 378, which revoked and replaced Resolution No. 278/2000 and established that ANEEL, upon identifying an act that may result in unfair competition or in significant control of the generation, transmission and distribution markets, must notify the Secretary of Economic Law (Secretaria de Direito Econômico, or SDE) of the Ministry of Justice, pursuant to art. 54 of Law No. 8,884 of June 11, 1994. After notification, the SDE must inform the antitrust authority, the CADE. If necessary, the SDE will require ANEEL to analyze potential infractions under Resolution No. 378, while CADE must determine any applicable punishment, which may vary from pecuniary penalties to the dissolution of the company, pursuant to articles 23 and 24 of the abovementioned law.

Although the legislation currently in force does not provide for specific thresholds for the identification of market concentration, as we hold a participation in the Brazilian market equivalent to 31% of the total installed capacity of the country, our activities are under constant supervision by the regulators and we are requested, on a regular basis, to update our corporate chain and investments, as well as to detail our activities and influence in the Brazilian electricity market.

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

Contract for Access to the Intermediary Connection System — Access Charge

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

According to the MP 735, the 2016 tariff review shall reflect the incorporation of the losses of 2015. Then, from 2017 to 2025, it will be applied an annual reducer of 10% of these incorporated losses, regarding the 2015 tariff review established by ANEEL. The new rule allows the use of the resources obtained by the Executive Power in connection with the bid of the concessions (bônus de outorga) to cover the fuel expenses incurred, until April, 2016, by the utilities companies located in the Isolated System, which did not have access to the resourced of CDE due to the non-compliance with the efficiency goals

For the concessions which were not renewed, the rules of MME Ordinance No. 388, dated July 26, 2016 will apply until the concession is rebidded and a new controller undertakes the services under a new concession agreement which will set forth the tariff policies. In general terms Ordinance No. 388/2016 establishes the following regarding the costs split between Parcel A and Parcel B:

Parcel A includes:

(i) Energy sector charges;

(ii) Electricity purchased;

(iii) Connection and usage charges for the transmission and distribution systems; and

(iv) Non-recoverable revenues.

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

ANEEL enacted, on September 13, 2016, a Resolution to establish the conditions that will guarantee the continuity of the services rendered by the utilities companies located in the North and Northeast of Brazil in the context of the termination of such concessions. The services will be temporarily rendered by Distribuition Companies of Eletrobras and the established conditions include the normalization of the transference of sectorial funds, adjustment and review of the tariffs in order to guarantee tariff coverage, and access to loans from Reversion Global Fund (Reserva Global de Reversão). Although the resolution is already valid, it is currently under the procedure of public hearing (from September 15 to October 15), which may introduce some changes to the original text, according to ANEEL’s discretion.

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

Research and Development — R & D

Concessionaires and companies authorized to engage in public power distribution, generation and transmission businesses are required to invest annually at least 1.0% of their net operating income in electric power research and development. Companies that only generate power from wind, biomass and Small Hydroelectric Power Plants are not subject to this requirement.

Regulatory Charges

Global Reversion Reserve Fund

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Reserva Global de Reversão (a Global Reversion Reserve Fund or RGR Fund) designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and in recent years the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of MP No. 517/2010, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund. In accordance with Law No. 12,783, distribution concessions, transmission concessions granted after September 12, 2012 and all renewed generation and transmission concessions are no longer required to pay RGR charges as of January 1, 2013.  Following the enactment of Law No. 12,783, funds from the CDE Account are now the main funds of the CCC Account.

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

Fuel Consumption Account

Distribution companies, and generation companies that sell directly to final consumers, must contribute to the Conta de Consumo de Combustível (the Fuel Consumption Account or CCC Account). The CCC Account was created in 1973 to generate financial reserves to cover elevated costs associated with the increased use of thermoelectric energy plants, in the event of a rainfall shortage, given the higher marginal operating costs of thermoelectric energy plants compared to hydroelectric energy plants. In February, 1998, the Brazilian Government provided for the phasing out of the CCC Account. Subsidies from the CCC Account have been phased out over a three-year period beginning in 2003 for thermoelectric energy plants constructed prior to February 1998 and belonging to the Interconnected Power System. Thermoelectric plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian Government established that subsidies from the CCC Account would continue to be paid to those thermoelectric plants located in isolated regions for a period of 20 years in order to promote generation of electricity in those regions.

Law No. 13,299, dated June 26, 2016 amended the formula for calculation of the CCC Account relating to the Isolated System, previously provided by Law No. 12,111 dated December 2009. According to Law No. 12,111, the amount of the reimbursement through the CCC Account is equal to the total cost of generation minus the total amount of energy utilized by the agent at the average unitary energy price determined at auctions of the Interconnected system. The law determined that the energy sector fees were to be included in the calculation of the average cost of energy in the Regulated Market. Law No. 13,299, in turn, sets forth the exclusion of the fees related to the average energy price from January 1, 2017 to December 31, 2020, increasing the value to be reimbursed to energy distributors in the Isolated System. Each year, from January 2021 to December 2034, 1/15 of the energy sector fees will be added to the average energy price until 2035, when the totality of the fees shall be dully incorporated into the price again.

However, Law No. 12,783 extinguished the apportionment of the benefit of reduction of the costs for fuel consumption within electric energy generation.

Energy Development Account

In 2002, the Brazilian Government instituted the Conta de Desenvolvimento Energético (Energy Development Account or CDE Account), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support the: (i) development of electricity production throughout the country; (ii) production of electricity by alternative energy sources; and (iii) universalization of energy services throughout Brazil. The CDE Account will be in effect for 25 years and is regulated by ANEEL and as of May, 2017, the CDE Account will be managed by CCEE, under Law No. 13,360.

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

Electric Power Services Supervision Fee — TFSEE

ANEEL also the Electric Power Services Supervision Fee (or TFSEE), which is a supervision fee from electric power services agents and concessionairespursuant to Law No. 9,427 of December 26, 1996, as amended by Law No. 12,111 of December 9, 2009, and Law No. 12,783. The TFSEE is charged at the rate of 0.4% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires. This fee is collected by ANEEL in twelve monthly installments.

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

The main subject of the Law of Government-Controlled Companies is linked to governance rules that have become applicable to state-owned and government-controlled companies, which are now forced to adopt higher standards for disclosure of technical and financial information, and to follow some specified criteria for the appointment of their officers and executives.

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

Other adjustments will be promoted by us within the deadline established by the law for the adaptation of government-controlled companies to the new requirements.

C. Organizational Structure

As of December 31, 2016, we operated generation, transmission and distribution activities in Brazil through the following thirteen regional subsidiaries,Itaipu and 178 SPEs and non-controlling interests in 25 companies:

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

•                           Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II, and is is constructing a third, Angra III;

•                           Amazonas D, which engages in distribution in the State of Amazonas. Amazonas Energia operates an area that, until March, 2008, was operated by Ceam, which was previously directly held by us but no longer exists as a standalone operating company;

•                           Amazonas GT: which engages in generation and transmission activites in the State of Amazonas;

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

•                           CGTEE, which owns and operates thermal plants in the south region of Brazil; and

•                           Eletroacre, which engages in distribution activities in the State of Acre.

On February 14, 2017, we sold our stake in Celg-D.

We are also the main sponsor of Cepel, the largest technological research and development center in the electricity industry in Latin America.

Moreover, we also hold a majority interest in Eletrobras Eletropar, a holding company that holds minority interests in the following five Brazilian distribution companies: (i) AES Eletropaulo Metropolitana de Eletricidade de São Paulo S.A — AES Eletropaulo; (ii) Energias do Brasil S.A. — Energias do Brasil; (iii) Companhia de Transmissão de Energia Elétrica Paulista — CTEEP; (iv) Empresa Metropolitana de Águas e Energia S.A. — EMAE; and (v) Companhia Piratininga de Força e Luz — CPFL. Eletropar also holds a majority interest in Eletronet S.A.

The following organizational chart shows our summarized shareholder structure and subsidiaries as of the date of this annual report (we also have minority shareholdings in 25 utility companies throughout Brazil, not indicated in this chart):

Eletrobras
Eletrobras
Cepel
(100.00%)
Generation & Transmission
Generation
Binational Generation
Distribution
Other Participations
Eletrobras
Eletronorte
(99.48%)
Eletrobras
Chesf
(99.58%)
Eletrobras
Furnas
(99.56%)
Eletrobras
Eletrosul
(99.88%)
Eletrobras
Amazonas GT
(100.00%)
Eletrobras
Eletronuclear
(99.91%)
Eletrobras
CGTEE
(99.99%)
ITAIPU
BINACIONAL
(50.00%)
Eletrobras
Distribuição Acre
(96.71%)
Eletrobras
Distribuição Alagoas
(100.00%)
Eletrobras
Distribuição Piauí
(100.00%)
Eletrobras
Distribuição Rondônia
(100.00%)
Eletrobras
Distribuição Roraima
(100.00%)
Eletrobras
Distribuição Amazonas
(100.00%)
Eletrobras
Eletropar
(83.71%)

In 2016, we did not participate in the capital increase of Energisa S.A. and Energisa Mato Grosso-Distribuidora de Energia S.A., meaning that our shareholding was reduced and we currently hold 2.31% and 22.01% respectively of the capital stock of those companies.

On November 30, 2016, the CELG-D Privatization Auction took place, whereby CELG-D was acquired by Enel Brasil S.A. for a total amount of R$2.19 billion, with a premium of 28% in relation to the minimum price approved by our 166th Extraordinary General Meeting of Shareholders. On February 14, 2017, we entered into a sale agreement for CELG-D and received approximately R$1.07 billion from Enel Brasil S.A. for our total shareholding and, in the first offer, approximately R$0.5 million from the employees of CELG-D who decided to exercise the right to purchase CELG-D’s shareholding. The second offer to employees is still pending, as well as the liquidation of the remainder, and at the end of the process we will receive R$1.14 billion.

In 2016, we subscribed for new shares of CTEEP (Companhia Transmissão Energia Elétrica Paulista) and AES Tietê Energia S.A., having disbursed R$81.5 million and R$12.2 million, respectively, in order not to dilute our shareholding in relation to the total share capital of these companies, which is 35.4% and 7.94%, respectively.

We made capital contributions to SPE Norte Energia, proportional to our 15% equity interest, which totaled R$600 million in 2016. Our subsidiaries, Chesf and Eletronorte, made contributions in the same SPE in the total amount of R$1,399.2 million, relating to their participation.

In 2016, we authorized Centrales Hidroeléctricas de CentroAmérica S.A. (CHC) to sell its total shares in Centrales Hidroeléctricas de Nicarágua S.A. (CHN) for US$44.2 million. We held a 50% interest in the company and, through a share repurchase process, we already received a net value of US$20.5 million. The CHC is still in the process of liquidation, so it still appears in our corporate structure.

We still hold a stake in 175 SPEs in Brazil, of which 137 are generation companies and 41 are transmission companies, mostly with a participation of up to 49% of the share capital, and three other partnerships in foreign SPEs, as well as minority interests in 25 electricity companies.

D. Property, Plant and Equipment

Our principal assets consist on hydroelectric generation plants and transmission networks which are located all over Brazil. The book value of our total property, plant and equipment as of December 31, 2016, December 31, 2015 and December 31, 2014 was R$26,813 million, R$29,547 million and R$31,168 million, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

E. Compliance

In accordance with our Code of Ethics and Conduct, we do not tolerate corruption or other any illegal business practices of our employees, contractors or suppliers, and, accordingly, we have undertaken the corporate governance and compliance initiatives described in this annual report.

In order to remedy material weaknesses that are identified by our compliance team we are constantly monitoring and improving our compliance program, in accordance with best practices as set forth by the FCPA requirements and the Brazilian Anticorruption Law. In addition, during 2015 and 2016, we made substantive improvements our compliance program to increase its performance and reliability, such as the creation of the “Eletrobras 5 Dimensions Compliance Program.”

The “Eletrobras 5 Dimensions Compliance Program” is a company-wide plan that we are developing and implementing in order to comply with international corporate governance standards, laws and regulations, including the U.S. Sarbanes-Oxley Act of 2002, the FCPA, the Brazilian Anticorruption Law, Law of Government-Controlled Companies (Law No. 13,303/2016), rules and guidelines issued by the SEC, CVM, the Brazilian Institute of Corporate Governance (IBGC) and the OECD, among others. A summary of our material weaknesses and remediation program is discussed in Item 15 of this annual report.

The “Eletrobras 5 Dimensions Program” is also based on the guidelines proposed by COSO (Committee of Sponsoring Organizations of the Treadway Commission) and by the Ministerio da Transparência Fiscalização e Controle (CGU) for the implementation of compliance program for state-owned companies.

The structure of the “Eletrobras 5 Dimensions Compliance Program” is based on five elements that constitute the basis for developing a culture of integrity within the company, as shown in the following image:

Each element of the “Eletrobras 5 Dimensions Compliance Program” has a set of activities with different characteristics, including:

1. Development of the Management Environment for the Compliance Program - The commitment of our senior management and managers to promoting a culture of compliance with anti-corruption laws — starting at the top and providing regular training for our employees and suppliers. In addition to carrying out an Internal Investigation as further described below, we replaced our entire Board of Directors, hired a new CEO, created and filled an executive officer position for a Risk Management and Compliance Officer and worked with our independent Compliance Department to help coordinate compliance activities across our subsidiaries. The Risk Management and Compliance Officer oversees the implementation of the 5 Dimensions program and liaises with the compliance managers of each subsidiary on a weekly basis.

2. Periodic Analysis of the Risk Matrix - We identify and evaluate the risk of certain events, especially the risk of fraud and corruption in our operations, so that the actions of the “Eletrobras 5 Dimensions Compliance Program” remain focused on the items that are most relevant to us. To achieve this goal, we constantly monitor our compliance program to identify points of improvement and provide an anonymous hotline for employees and service providers to report any illegal or suspicious activities without the fear of retaliation.

3. Structure and implementation of policies and procedures of our compliance program — We are reviewing and implementing certain policies and procedures to remedy material weaknesses related to compliance controls and comply with new legislation and requirements from regulators, such as: the establishment of a code of ethic, procurement and donations rules, rules for nominating board members and officers, SPE manual to guide board of directors’ decision, among other. Also, we are currently reviewing the process for receiving, addressing and answering complaints, with the goal of improving the effectiveness of our whistleblower program in addition to hiring a specialized third party channel and establishing policies for the consequences. Regarding our relationship with third parties, we implemented contractual provision and are currently structuring and implementing forms, statements and other due diligence procedures for major third-party groups.

4. Effective Communication and training -  in 2016, we conducted training which addressed trends, perspectives and challenges of compliance, outlined relevant provisions of applicable antibribery laws and their effect on us, as described in the “Eletrobras 5 Dimensions Compliance Program.” The training was directed primarily at those professionals who have a greater exposure to corruption risks, such as individuals from our procurement, joint-venture management and donations activities. We have also created an e-learning about ethics and compliance for all of our employees, which was viewed by 17,563 professionals (or 74% of our workforce) and received positive ratings from 86% of those participants.

5. Program monitoring, application of remediation measures and penalties — We are implementing the recommended procedures from the team that conducted the Independent Investigation in addition to taking measures related to the findings of the Independent Investigation (contract with suppliers and employees suspension and/or termination). We have also set up our own reporting channel that assures anonymity and confidentiality for whistleblowers and other internal reporting. The channel is managed by an Ombudsman and the complaints are handled by different committees depending on their nature. Monthly reports of management and how complaints are dealt with are issued and submitted to the Fiscal Council (adapted to the Audit Committee functions).

Independent Investigation

As a response to allegations of illegal activities appearing in the media in 2015 relating to companies that provide services to our subsidiary Eletronuclear (specifically, regarding the Angra III nuclear power plant), and to certain SPEs in which we hold a minority stake, our Board of Directors, although not required to do so, hired the law firm Hogan Lovells US LLP to undertake the Independent Investigation.

The Independent Investigation was subject to oversight by a commission that was created by our Board of Directors on July 31, 2015. This commission was composed of Ms. Ellen Gracie Northfleet, a retired Federal Supreme Court judge, Mr. Durval José Soledade Santos, former director of the CVM, and the Engineer Mr. Manuel Jeremias Leite Caldas. Mr. Manuel Jeremias Leite Caldas is no longer a member of the Independent Commission and Mr. Julio Sergio Cardozo, a well known accounting expert, will replace him.

On April 29, 2015, the Federal Police commenced the “Operation Radioactivity” as part of the Lava Jato investigation, which resulted in the imprisonment of a former officer of our subsidiary Eletronuclear. This former officer was sentenced to 43 years in prison, by the judge of the 7th Federal Criminal Court, for passive bribery, money laundering, obstruction of justice, tax evasion and participation in a criminal organization. On July 6, 2016, the Federal Police commenced “Operation Pripyat”, in which the Federal Police served arrest warrants issued by the judge of the 7th Federal Court of the District of Rio de Janeiro against former officers of Eletronuclear, officers who had already been suspended by our Board of Directors as well as other parties. Formal charges of corruption, money laundering and obstruction of justice were filed against these former officers by the Federal Prosecutors office on July 27, 2016. On April 7, 2017, the 7th Federal Court of the district of Rio de Janeiro revoked the preventative arrest order against these officers on the basis that they played a minor part in any possible corruption scheme. We are assisting the prosecution in these criminal proceedings.

The Independent Investigation team has completed the first phase of the investigation designed to identify potential illegal activities that could have an impact on our consolidated financial statements. As part of this first phase, the Independent Investigation discovered overcharges related to fraudulent bids arising from cartels and bribes that would have been paid through certain contractors and suppliers hired since 2008. The financial impacts of these findings are presented herein in the results of the years ended December 31, 2014 and December 31, 2015.

We continue to implement compliance procedures following the conclusion of the Independent Investigation. As part of the continuation of the Independent Investigation, we are monitoring plea bargain agreements that are made public as well as other information published by the press and any other developments in the Lava Jato investigation.

We, Hogan Lovells and the Independent Commission have been closely monitoring the official investigations and cooperating with Brazilian and United States authorities, including Brazilian Federal Courts (Justiça Federal); MPF; CVM; CADE, TCU, DoJ, and SEC, among others, and have responded to requests for information and documents from these authorities. In January 2017, we signed tolling agreements with the SEC and DoJ agreeing to extend the statute of limitations regarding any potential violations.

We have also reviewed material contracts and identified suppliers that had their contracts terminated due to their involvement in the Lava Jato and commenced applicable administrative measures in order to suspend or terminate, when applicable, their employment contracts with Eletrobras. In April 2017, as a consequence of the plea bargaining agreements entered into by executives of the major Brazilian construction conglomerate, Odebrecht, the Federal Supreme Court requested that investigations should be initiated to investigate the conduct of politicians who were referred to in those agreements. Other official investigations may be initiated against individuals who are subject to the jurisdiction of lower courts.

Certain allegations of potential illegal acts were made public in April 2017 in respect of the Santo Antonio project, in which we hold an indirect minority stake through our subsidiary Furnas.

Hogan Lovells, under the direct supervision of the Independent Committee, continue to monitor plea bargain agreements that are made public as well as other information published by the press and development in the “Lava Jato” investigation. Our management believes the allegations related to the Santo Antonio project, made public so far, will not impact materially our consolidated financial statements, since we recognized an impairment charge under IAS 36 — Impairment of Assets in an amount sufficient to cover the alleged values.

As a result of the Independent Investigation, we have made the necessary adjustments to our financial statements as of and for the years ended December 31, 2014 and 2015. To determine the financial impact to be recognized in our consolidated financial statements, management took into consideration the conclusions reached and findings identified by the Independent Investigation and the conclusions reached and findings identified to date by the ongoing Lava Jato investigation.

In January 2017, our Board of Directors authorized us to enter into a tolling agreement with U.S. authorities, extending the statute of limitation for any potential violations. Entering into these agreements shows that we have been cooperating and acting in good faith with the U.S. authorities.

In addition, we have undertaken the following measures:

• Seeking indemnification from contractors and individuals who have caused us damage, whether due to active corruption, payments of undue advantages to executives of our subsidiaries, or by charging a surcharge on the works carried out by our subsidiaries. We are also analyzing measures to seek damages and holding accountable our former executives who have been convicted under operations Radioactivity and Pripyat.

• Implementing the “Eletrobras 5 Dimensions Compliance Program,” which includes elaborating, reviewing, implementing and training our employees and suppliers in our policies and procedures, especially those related to management of suppliers, corruption risks and analysis of complaints.

• Updating our Code of Ethics and Conduct.

• Analysing compliance with the requirements of the state-owned companies’ statute (Law No. 13,303/2016) and implementing proceedings such as background checks for all our potential officers, directors and members of the Fiscal Council as well as for our subsidiaries and the SPEs in which they, or we, invest.

• Regular and specific training for certain target members of our staff who are most exposed to the risk of corruption.

• Ethics and integrity e-learning for all employees, including officers and directors.

• Adopting procedures for the hiring of an independent reporting channel. By implementing the independent reporting channel, we will unify the management and analysis of reports for all our companies, as approved by our Board of Directors.

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

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. Our revenues derive mainly from:

•                           the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2016, 2015 and 2014 accounted for R$17,755 million, or 29.23%, R$17,849 million, or 54.77% and R$17,348 million, or 57.56% of our total net revenues, respectively. In 2016, of R$17,711 million in revenue, R$ 1,626 million was from operation and maintenance and R$16,084 million was from exploration.

•                           the transmission of electricity, which in 2016, 2015 and 2014 accounted for R$33,555 million, or 55.24%, R$5,665 million, or 17.38% and R$4,978 million, or 16.52% of our total net revenues, respectively. In 2016, of R$33,555 million in revenue, R$31,952 million was from operation and maintenance and R$1,604 million was from exploration. In 2016, R$28.6 billion of our transmission revenue is attributable to RBSE payments as further described in “— Principal Factors Affecting our Financial Performance — Transmission RBSE Payment;” and

•                           the distribution of electricity to end consumers, which in 2016, 2015 and 2014 accounted for R$11,592 million, or 19.08%, R$11,471 million, or 35.20% and R$9,391 million, or 31.16% of our total net revenues, respectively.

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

In 2013, there was a change of regime in the revenue framework with respect to renewed generation and transmission concessions requiring the exploration method and the operating and maintenance methods to be separately disclosed pursuant to Law 12,783. For these reasons, as of 2013 companies that renewed generation and transmission concessions pursuant to Law No. 12,783 have received lower tariff payments in relation to these assets than the payments made before Law No. 12,783 was enacted. For renewal generation concessions there is a new business model, pursuant to which the tariff covers just a standard operating and maintenance cost plus a margin of 10%, rather than the non renewal generation concession which the company could sell the generated energy.

Under Law No. 12,783, the Federal Government agreed to indemnify Eletrobras and other electricity concessionaires for part of the value of non-amortized investments Eletrobras and other concessionaires made during the term of their concessions. Some of these indemnity payments have been agreed and paid, while others have been estimated for purposes of financial statements based on information available to Eletrobras, see note 2.1 (Public Service Eletric Power Concessions) to our consolidated financial statements.

The shareholders of Eletrobras approved the renewal of generation and transmission concessions under the new law despite the nonrecurring R$10.09 billion write off in our assets on December 31, 2012, and the significant expected negative impact on revenues from the relevant concessions in subsequent periods.

In respect of distribution concessions, in 2015, the Federal Government enacted Decree No. 8,461 that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783. The renewal of distribution concessions pursuant to Decree No. 8,461 requires that concession holders meet certain criteria for (i) the quality of the distribution services provided, and (ii) the compliance with certain financial ratios. The Provisional Measure No. 735/2016 established the possibility that we could transfer our shareholding in the distribution companies, which our subsidiaries that do not have an approved extension of their concessions, or that the Federal Government could bid for those subsidiaries that converted the Provisional Measure continues to permit these transfers.

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

We note that, before the enactment of Law No. 13,203/2015, all existing hydrological risk was entirely supported by the hydraulic generation agents which were part of the MRE. Accordingly, when the GSF was valued below 1.0, that is, when the total hydraulic generation for the power plants forming the MRE was below the total Physical Guarantee, the difference was split between all hydraulic generators, according to the proportions of their physical guarantees. Depending on the contracting situation of each hydraulic generator, it could be necessary to acquire the additional energy on the short term market. After the enactment of Law No. 13,203/2015, the generators may share the hydrologic risk with consumers, through the payment of the “risk premium.”

The GSF was valued below 1.0, that is, when the total hydraulic generation for the power plants forming the MRE was below the total Physical Guarantee, the difference was split between all hydraulic generators, according to the proportions of their physical guarantees. Depending on the contracting situation of each hydraulic generator, it could be necessary to acquire the additional energy on the short term market. After the enactment of Law No. 13,203/2015, the generators may share the hydrologic risk with consumers, through the payment of the “risk premium.”

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

Investment in CELG-D and in Distribution Companies

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in CELG-D. We acquired this interest in CELG-D on January 27, 2015 for R$59.5 million.  On February 14, 2017, we entered into a sale and purchase agreement with Companhia Celg de Participações — CELGPAR and Enel Brasil S.A. for the sale of our shares in CELG-D. We consolidated the financial statements of CELG-D as from October 1, 2014, 2015 and 2016, but as of December 2015 and 2016, we accounted for CELG-D as assets held for sale in our consolidated balance sheet, and accordingly limited the long-term effects of depreciation and amortization of those assets as from December 31, 2015.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, our shareholders did not renew the concessions of six distribution companies, CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia, and Amazonas D, and by December 31, 2017 we intend to transfer the control of these distribution, companies. The shareholders also approved that these distribution companies can be responsible for the distribution of public energy until December 31, 2017 if all the necessary funds for these companies to keep their operations ongoing, perform maintenance and make new investments shall be allocated by customer charges or government funding. The shareholders also approved to return, at any time, the distribution concessions to Government control if control has not been transferred by December 31, 2017, or if the Federal Government, at any time, ceases to allocate resources to fund these companies or the tariff does not represent proper compensation. If Eletrobras returns such concessions, they will be subject to new bids in the future. Once we determine the conditions for these transactions, our distribution segment may be classified as discontinued operations, based on IFRS 5.  The effect of the termination of the concessions will mostly alter future periods.

Transmission RBSE Payment

On April 20, 2016, the Ministry of Mines and Energy confirmed, in MME Ordinance No. 120, the basis for us to account for a compensation of R$36.6 billion as of December 31, 2016 with respect to reimbursements related to our transmission assets existing in 2000. We accounted for this payment R$3.0 billion as short-term assets and the remaining R$33.6 billion as long-term assets.

Certain associations of energy consumers have legally questioned these increases, claiming that these charges would be improper, especially regarding the compensation for the cost of equity, and that those differences should be paid from public resources, and not passed on to consumers. On April 10, 2017, a partial injunction was granted in favor of these associations in order to exclude the tariff that the associations had to pay in relation to the compensation provided for by Portaria MME No. 120/2016.  However, based on a legal opinion from external counsel, we understand that the decisions rendered to date do not interfere with the right to receive RBSE assets as established by Law No. 12,783 / 2013 and MME Ordinance No. 120/2016 which guarantees the right to receive the amounts regarding the RBSE, even if it is through a direct payment by the Federal Government of Brazil.  For further information, see Note

47.8 to our consolidated financial statements and Item 3.D “Key Information-Risk Factors- Risks Relating to our Company- The amount of any payments to be received following the renewal of our concessions, which were due to expire between 2015 and 2017, may not be sufficient to cover our investments in these concessions.”

Brazilian Macroeconomic Conditions

Brazilian GDP

Brazil recorded a 3.6% decrease in its GDP as of December 31, 2016; a 3.85% decrease in its GDP for the year ended December 31, 2015 and a 0.1% increase for the year ended 2014, as reported by the Central Bank of Brazil using data provided by the IBGE.

The decrease was due to poor performance, according to the supply perspective, in agriculture (6.6%), services (2.7%) and industry (3.8%). Of these three sectors, only the agriculture and livestock sector advanced in the fourth quarter, with a 1% increase; industry and services decreased by 0.7% and 0.8%, respectively. In terms of demand, domestic consumption of households declined by 4.2% in relation to the year 2015, to a large extent the movement was influenced by the increase in credit and the decrease in income.

SELIC rate

As of April 18, 2013, the Central Bank began a monetary tightening cycle, pursuant to which it successively increased the SELIC rate, which is the benchmark interest rate for securities issued by the Brazilian government, from 7.25%, effective as of October 11, 2012, to 14.25% effective as of August 31, 2016. As of December 31, 2016, the SELIC rate was 13.75%

Inflation

The IGP-M inflation index increased to 10.5% for the year ended December 31, 2015 from 3.7% for the year ended December 31, 2014. From January 1, 2016 to December 31, 2016 the IGP-M inflation index increased to 7.19%.

The IPCA inflation index increased to 10.6% for the year ended December, 2015 from 6.4% for the year ended December 31, 2014. Inflation measured by this index for 2016 was 6.29%, and was therefore lower than in 2015. In its Fourth Quarter Inflation Report of March 2017, BACEN notes that the deceleration in this index in relation to the previous year was mainly due to the appreciation of the Real against the dollar.

Exchange rate

The real apreciated against the U.S. dollar to R$3.26 as of December 31, 2016 compared to R$3.90 as of December 31, 2015. The real was R$2.66 against the U.S. dollar as of December 31, 2014. In December 30, 2014 the Central Bank announced the extension of its foreign exchange intervention program, which it commenced in August 22, 2013. Pursuant to this program the Central Bank announced that it would offer US$0.5 billion of derivatives (swap agreements) until the end of March 2015. On March 24, 2015, the Central Bank announced that it would not extend the program. For further information on how the real to U.S. dollar exchange rates affect our results, see “—Exchange Rate Variations.”

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the years indicated:

	Year Ended December 31,
	2016		2015		2014

GDP growth rate		(3.60)%		(3.85)%		0.15%
Inflation (IGP-M)		7.19%		10.54%		3.67%
Inflation (IPCA)		6.29%		10.67%		6.41%
Appreciation (depreciation) of the real vs. the U.S. dollar		(18.0)%		47.01%		13.39%
Period-end exchange rate — US$ 1.00	R$	3.2591	R$	3.9048	R$	2.6562
Average exchange rate — US$ 1.00	R$	3.4851	R$	3.3387	R$	2.3547

Sources: Fundação Getúlio Vargas, Ipeadata Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

Electricity consumption in Brazil decreased 1% in 2016. This was a smaller rate of decrease than the GDP decrease for the same period, which was 3.6%. This decrease was mainly caused by decreased demand in the industrial segment, which recoreded a reduction of 2.7%, and in the commercial segment, which recorded a reduction of 2.5%. Data published by Empresa de Pesquisa

Energética — EPE shows that total power consumption in Brazil for 2016 was 460,379 GWh, which represents a decrease of 1.0% in relation to 2015.

The electric power consumption in Brazil by geographic region is presented below:

Energy Consumption in the Network (GWh):

Consumption Class					2016	2015	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	9,440.57	14,890.5	5,094.37	4,640.78	34,066.19	33,410.55	2.0%
Northeast	26,908.11	23,332.1	14,319.60	15,584.24	80,144.07	79,979.00	0.2%
Southeast	64,828.73	86,782.9	47,031.19	31,280.10	229,922.91	234,162.15	(1.8)%
South	20,714.54	30,580.5	14,563.02	15,859.95	81,718.01	81,990.16	(0.3)%
Mid-West	11,001.07	8,667.3	7,176.64	7,683.08	34,528.04	34,859.75	(1.0)%

Consumption Class					2015	2014	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	9,073.67	14,886.73	4,942.68	4,507.47	33,410.55	32,363.65	3.2%
Northeast	26,113.52	24,610.06	14,097,57	15,157.85	79,979.00	80,746.43	1.0%
Southeast	64,618.96	89,681.30	48,870.73	30,991.17	234,162.15	242,513.17	3.4%
South	20,352.64	31,079.55	15,158.75	15,399.21	81,990.16	87,420.08	6.2%
Mid-West	10,864.99	8,601.53	7,345.87	8,047.36	34,859.75	34,380.93	1.4%

Source: Permanent Committee of Analysis and Monitoring of Electric Power Market — Copam/EPE.  2016 data under review. 2015 data reviewed by EPE.

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

Regulated Distribution Tariffs

For 2016, 18.39% of our net operating revenues (before eliminations) were derived from the distribution of electricity. The distribution companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated and adjusted by ANEEL only in accordance with the process set out in “Item 4.B Business Overview — The Brazilian Power Industry — Distribution Tariffs.”

The Federal Government enacted Decree No. 8,461, that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783. The renewal of distribution concessions pursuant to Decree No. 8,461 requires that concession holders meet certain criteria for: (i) the quality of the distribution services provided, and (ii) the compliance with certain financial ratios.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, our shareholders did not renew the concessions of six distribution companies, CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D and that by December 31, 2017 we intend to transfer the control of these distribution companies. The shareholders also approved that this distributions companies can be responsible for the distribution of public energy until December 31, 2017 if all the necessary funds for these companies to keep their operations ongoing, perform maintenance and make new investments shall be allocated by customer charges or government funding. The shareholders also approved to return, at any time, the distribution concessions to Government control if its control has not been transferred by December 31, 2017, or if the Federal Government, at any time, ceases to allocate resources to fund these companies or the tariff does not represent proper compensation. If Eletrobras returns such concessions, they will be subject to new bids in the future. Once we determine the conditions for these transactions, our distribution segment may be classified as discontinued operations, based on IFRS 5. The effect of the termination of the concessions will mostly alter future periods.

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

Fixed Transmission Revenues

Similarly to the energy generation, a large part of the electric transmission concessions were renewed under Law No. 12,783 and began to be remunerated through Operation and Maintenance tariffs.

Transmission Lines, whose concessions were not renewed yet in accordance with Law No. 12,783, have a fixed annual remuneration, called Annual Allowed Revenue — RAP. This remuneration is allocated through an auction promoted by the Regulator Agency, in which the winner will be the one who offers the lowest RAP.

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

Deferred tax assets and liabilities

The estimates of taxable income, the basis for the analysis of realization of net deferred tax assets are based on annual budgets and strategic plan, both reviewed periodically. However, future taxable income may be higher or lower than estimates made by management when the need to recognize or not the deferred tax asset amount was identified.

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

Also the variables and assumptions used by us and our subsidiaries in determining discounted cash flows for recognition of impairment of long-lived assets may vary due to inherently uncertain events. These events include: maintenance of levels of energy consumption; growth rate of economic activity in the country; availability of water resources; and determination of the value of reversion at the end of the concession period. Law No. 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the identification basis for public service concessions. We have determined that the identification basis will be based on the VNR, for generation and transmission assets, and by the base value of Regulatory Asset Base (Base Remuneração Regulatória) for distribution assets, based on its VNR value. These are the bases used to determine the indemnity at the end of concession period for generation, transmission and distribution of electricity. For further information, please see Note 3.XI and changes in impairments made during the year in Note 19 to our consolidated financial statements. Another significant variable is the discount rate used to discount cash flows.

Basis of determination of compensation by the Federal Government on concessions

Law No. 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the identification basis for public service concessions. We adopt, for the concessions not yet renewed, the assumption that the assets are reversible at the end of the concession contracts, with the right to receive a compensation from Federal Government on investments not yet amortized at the lower net book value and the new estimated replacement value. Following this assumption, for the concessions already renewed we have maintained the receivables with the Federal Government relating to the Rede Básica do Sistema Existente — RBSE, the investments made after the basic design of power plants and transmission lines (modernization and improvements), and the thermal generation assets. Such values are subject to approval by ANEEL. In 2016, MME enacted Instruction No. 120, which regulates the conditions under which the payments in connection with the RBSE transmission assets are to be received and establishes that the amounts homologated by ANEEL referring to these assets should be merged into the Regulatory Asset Basis (Base de Remuneração Regulatória), increased with respect to compensation for the cost of equity from January 1, 2013 to July 2017 when the tariff process will take place in order to include such payments, and, from this date, the compensation of these assets will be determined through WACC, the weighted average cost of capital, defined by ANEEL, until the effective date of payment.  The WACC is calculated as an average between the cost of equity of the shareholders and of third parties, which is the cost of financial debts. The amounts related to RBSE, once updated and paid, will be added to the Permitted Annual Revenues (“RAPs” - Receitas Anuais Permitidas) of the relevant projects which were renewed in 2012, as from the 2017 tariff review, increased by the compensation related to the cost of equity mentioned above.  The compensation and depreciation installments will be defined according to the methodologies of the Periodic Tariff Review of Revenues from Existing Concessionaires (Revisão Tarifária Periódica das Receitas das Concessionárias Existentes), approved by ANEEL, and the Regulatory Asset Basis will be depreciated considering the residual life span of the assets and will be updated using the IPCA index.  Starting with the 2017 tariff process, the compensation through the application of WACC will be applicable for an eight-year period.  For further information regarding the effects of Law No. 12,783, please see Note 2.1 to our consolidated financial statements.

We have defined the new replacement value (NRV) as a way of measuring the amount to be indemnified by the Federal Government for the share of generation and transmission assets not fully depreciated by the end of the concession. For transmission assets this was defined by the Regulatory Asset Base — RAB.

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

As an example, we were a party to a number of contracts for the sale of electricity in connection with concessions that were scheduled to expire in the years 2015 through 2017. With the implementation of Law No. 12,783, many of these contracts became “onerous” to us, as they were based on old tariff levels. At the prior tariff levels, these contracts were expected to be profitable, but based on the new reduced tariff levels, the contracts will result in further losses to us.

Description of Principal Line Items

Operating Revenues

Electrical Energy Sales

We derive our revenues from the generation, transmission and distribution of electricity, as set out below:

•                           revenues in our generation segment derive from the commercialization and sale to distribution companies and free consumers of electricity that we have generated. Revenues from our electricity generation segment are recognized based on the output delivered at rates specified under contract terms or prevailing regulatory rates. For generation concessions renewed pursuant to Law No. 12,783/2013, there was a change of regime in the revenue framework, whereas the exploration method and the operating and maintenance methods are required by the law to be separately disclosed beginning in 2013;

•                           revenues from our transmission segment derive from the construction, operation and maintenance of transmission networks for other electricity concessionaires and certain revenues arising from applying inflation and other indexes to the value of our investments. Revenues received from other concessionaires using our basic transmission network are recognized in the month that the services are provided to the other concessionaires. These revenues are fixed each year by the Brazilian Government. These revenues also include as financial revenue the value calculated over receivables registered as financial assets (formerly recorded as “Property, Plant and Equipment”), based on fees calculated from the receipt of annual permitted revenues (Receita Anual Permitida), or RAP (which is based on gross RAP minus the amount allocated for operations and maintenance revenue) until the concession agreements for energy transmission services terminate. In 2016, this line item included the R$28.6 billion in transmission RBSE payments further described in “— Principal Factors Affecting our Financial Performance — Transmission RBSE Payment.”  For transmission concessions renewed pursuant to Law No. 12,783/2013, there was a change of regime in the revenue framework, whereas the exploration method and the operating and maintenance methods are required by the law to be separately disclosed beginning in 2013; and

•                           revenues in our distribution segment derive from the sale to end consumers of electricity that we purchase from generation companies and also some electricity that we generate in thermal plants in certain isolated areas in the north region of Brazil for distribution, as well as certain revenues from the construction, operation and maintenance of distribution networks. Electricity distribution sales to final customers are recognized when power is provided. Invoices for these sales are rendered on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, if any, are recognized in the following month.

•                           On November 25, 2014, ANEEL decided to add the concession and permit agreements of the Brazilian electricity distribution companies, incorporating the balances of the receivables from Parcel A and other financial items in calculation of indemnity, when the concession expires. This event requires that the balance be recognized for any differences from Parcel A and other financial components not yet recovered or liquidated. The total revenue from Parcel A and other financial items as of December 31, 2016 is R$339 million. See note 37 to our consolidated financial statements for further information.

Other Operating Revenues

Other operating revenues derive from telecommunication companies using certain parts of our infrastructure to install telecommunication lines, and other revenues which are not related to the electricity services.

Taxes on Revenues

Taxes on revenues consist of Imposto sobre a Circulação de Mercadorias e Serviços — ICMS (or VAT), a sales tax charged on gross revenues. These taxes do not apply to revenyes frm the transmission RBSE payments described in “— Principal Factors Affecting our Financial Performance — Transmission RBSE Payment.” We are subject to different VAT rates in the different states in which we operate, with the VAT rates ranging from 7.0% to 27.0%. Pursuant to applicable regulations, we are not liable for any taxes on revenues in our transmission segment.

Additionally, we are subject to two federal taxes imposed on the gross revenues of corporate entities: the Program of Social Integration (Programa de Integração Social) — PIS/PASEP and Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social) — COFINS.

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

Operating Costs

This reflects charges we make in respect of: (i) legal proceedings to which we are party; (ii) bad debt expense and impairments; (iii) onerous contracts; and (iv) other matters.

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

Results of Equity Method Investees

Results arising from the equity in the profit and loss of associates and joint ventures accounted for using the equity method.

Financial Income (Expenses), Net

Financial Income

This reflects interest income and commissions we receive from loans we made in accordance with the provisions of Brazilian law that permitted us to act as a lender to certain public utility companies (see “Item 4.B, Business Overview — Lending and Financing Activities” for a description of our outstanding loans to other Brazilian utility companies).

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

A. Operating Results

Presentation of Segmentation Information

Segment information is intended to provide insight into the way we manage and evaluate our businesses. The accounting policies for each segment are the same as those described in the summary of significant accounting policies. We continue to segment our core operations in the Brazilian generation, transmission, and distribution markets. Inter-segment balances have not been eliminated.

Please see note 44 to our consolidated financial statements for information on revenues from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues with eliminations:

	Year Ended December 31,			Year Ended December 31,
	2016	2015	2014	2016	2015	2014
	(In R$ thousands)
Revenues
Eletricity sales:
Distribuition	28.4%	53.4%	37.0%	17,223,231	17,396,769	11,144,232
Generation	29.1%	55.2%	59.5%	17,686,440	17,988,931	17,935,103
Transmission	55.9%	18.5%	16.9%	33,967,317	6,031,625	5,100,632
Other operating revenues	3.5%	4.5%	4.4%	2,110,924	1,471,741	1,332,197
Taxes on revenues	(12.6)%	(24.5)%	(14.5)%	(7,643,642)	(7,986,568)	(4,369,343)
Regulatory charges on revenues	(4.3)%	(7.1)%	(3.3)%	(2,595,417)	(2,313,660)	(1,005,014)
Net operating revenues	100.0%	100.0%	100.0%	60,748,853	32,588,838	30,137,807

Expenses
Operating expenses	(75.5)%	(130.48)%	(112.8)%	(45,842,327)	(42,628,284)	(33,981,264)
Financial income/(expenses), net	(9.8)%	(5.2)%	2.3%	(5,929,311)	(1,699,025)	694,625
Gains/(losses) on results of affiliated companies	5.3%	1.6%	(4.3)%	3,205,511	531,446	(1,308,304)
Income before income tax and social contribution	20.1%	(34.0)%	(14.8)%	12,182,725	(11,207,024)	4,457,135
Income tax	(14.0)%	(2.2)%	(5.6)%	(8,510,819)	(710,112)	1,700,518
Minority interests	0.0%	0.0%	0.0%	—	—	—
Net income (loss)	6.0%	(36.26)%	(25.8)%	3,671,906	(11,917,136)	(6,157,653)

The following table shows our revenues and operating expenses as a percentage of net operating revenues without eliminations:

	Year Ended December 31,			Year Ended December 31,
	2016	2015	2014	2016	2015	2014
	(In R$ thousands)
Revenues
Eletricity sales:
Distribuition	27.3%	50.3%	35.3%	17,223,231	17,396,769	11,144,232
Generation	31.7%	57.3%	61.3%	19,951,530	19,824,713	19,333,712
Transmission	53.9%	17.4%	16.2%	33,967,317	6,031,625	5,100,632
Other operating revenues	3.4%	4.8%	4.3%	2,132,721	1,653,801	1,340,865
Taxes on revenues	(12.1)%	(23.1)%	(13.9)%	(7,643,642)	(7,986,568)	(4,369,343)
Regulatory charges on revenues	(4.1)%	(6.7)%	(3.2)%	(2,595,417)	(2,313,660)	(1,005,014)
Net operating revenues	100.0%	100.0%	100.0%	63,035,740	34,606,680	31,545,084
Expenses
Operating expenses	(95.7)%	(144.48)%	(114.5)%	(60,340,732)	(50,112,665)	(36,124,531)
Financial income/(expenses), net	(9.3)%	(4.7)%	2.2%	(5,872,901)	(1,625,062)	706,909
Gain (Loss) on results of affiliated companies	33.7%	(17.6)%	(5.0)%	21,251,801	(6,091,974)	(1,575,940)
Income (loss) before income tax and social contribution	28.7%	(67.1)%	(17.3)%	18,073,907	(23,223,022)	(5,448,478)
Income tax	(13.5)%	(2.1)%	(5.4)%	(8,510,819)	(710,112)	(1,700,518)
Net income	15.2%	(69.2)%	(22.7)%	9,563,088	(23,933,134)	(7,148,996)

Reclassification

In order to improve the presentation of our financial results, we reclassified the results from the generation operations of our subsidiaries Amazonas D and Boa Vista for the years ended December 31, 2015 and 2014, to distribution segment.

Year ended December 31, 2016 compared to year ended December 31, 2015

Consolidated Results

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2016 increased by R$28,160 million, or 86.40%, to R$60,749 million in 2016 from R$32,589 million in 2015.  This increase was principally due to an increase of R$27,891 million, in our transmission operating revenues to R$33,556 million in 2016 from R$5,665 million in 2015, due to confirmation from the Ministry of Mines and Energy of a compensation of R$28.6 billion with respect to reimbursements related to our transmission assets existing in 2000.  For further information, please see “—Principal Factors Affecting our Financial Performance— Transmission RBSE Payment.”

Operating Costs and Expenses

Operating costs and expenses for 2016 increased by R$3,214 million, or 7.54%, to R$45,842 million in 2016 from R$42,628 million in 2015.

The increase was largely due to:

•                           operating provisions, which increased by R$3,281 million, or 28.32%, to R$14,868 million in 2016 from R$11,587 million in 2015, due to certain provisions for onerous contracts in our distribution and transmission segments, as further detailed below and certain provisions for contingencies made in our distribution segment, as further described below;

•                           payroll and related charges, which increased by R$868 million, or 9.14%, to R$10,363 million in 2016 from R$9,495 million in 2015, due to an increase in salaries in line with inflation; and

•                           electricity purchased for reselling, which increased by R$498 million, or 4.62%, to R$11,264 million in 2016 from R$10,766 million in 2015, due to the amount of electricity we were required to purchase pursuant to the Proinfra program, under which tariffs increased by 30% in 2016 compared to 2015.

This was partially offset by a decrease in:

•                           fuel for electricity production, which decreased by R$490 million, to R$760 million in 2016 from R$1,250 million in 2015, due to (i) decreased generation activity at our thermal plants due to improved hydrological conditions in 2016 and (ii) the State of Amapá, for which Eletronorte used to produce energy, becoming part of the Interconnected Energy System, requiring less fuel to be purchased for electricity generation; and

•                           the investigation findings which we accounted for in the amount of  R$16.0 million in 2015 but which had no impact in 2016.

Financial Income (Expenses), Net

Financial income (expenses), net resulted in expenses of R$5,929 million in 2016 compared to R$1,699 million in 2015. The increase in expenses was mainly due to:

•                            monetary adjustment, which increased by R$ 4,003 million in 2016, from income of R$ 2,403 million to a loss of R$ 1,600 million in 2016, mainly due to adjustments for monetary variations in respect of the compulsory loans.

Results of Equity Method Investees

Our equity in the results of our investments accounted for under the equity method increased by R$2,675 million to income of R$3,206 million in 2016 from income of R$531 million in 2015, due to positive results of CTEEP in which which reported income of R$1.7 billion in 2016 compared to income of R$118 million in 2015 due to remuneration accounted for in 2016 and ESBR, which reported income of R$524 million in 2016 compared to an expense of R$280 million in 2015 due to a reversal of the provision related to the liability exemption and CEEE-GT, which reported income of R$301million in 2016 compared to income of R$14 million in 2015.

Income Taxes

The effective tax rate for 2016 was 51%  compared to 4.96% in 2015. Income taxes and social contribution increased by R$7,801 million to an expense of R$8,511 million in 2016 from an expense of R$710 million in 2015. The increase was primarily due to the recognition of deferred taxes of R$9,724 million in connection with the compensation in the transmission segment as further described in “— Principal Factors Affecting our Financial Performance — Transmission RBSE Payment.”

Net Income (Loss)

As a result of the factors discussed above, we reported a net profit of R$3,672 million in 2016 compared to a net loss of R$11,917 million in 2015.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment increased by R$589 million, or 3.4%, to R$17,711 million in 2016 from R$17,122 million in 2015 due to the factors set out below.

Electricity Sales

Electricity sales increased by R$208 million, or 1.4%, to R$15,270 million in 2016 from R$15,062 million in 2015. This increase was due to increases in the tariffs in line with inflation, partially off-set by a decrease in the volume of energy sold from 158.2 TWh in 2015 to 162.1 TWh in 2016 due to the adverse economic scenario in Brazil.

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$134 million, or 22.04%, to R$742 million in 2016 from R$608 million in 2015 due to increased operational revenues.  For a description of the calculation of regulatory charges on revenues please see “—Description of Principal Line Items—Operating Revenues— Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased by R$578 million, or 2.8%, to R$21,046 million in 2016 from R$20,469 million in 2015.

The primary drivers of the decrease in operating costs and expenses were:

•                           operating provisions, which decreased by R$509 million, or 6.79%, to R$6,979 million in 2016 from R$7,487 million in 2015, due to the fact that impairments decreased to R$3.4 billion in 2016 from R$5.5 billion in 2015, of which R$4,962 million related to the Angra III plant in 2015 compared to R$2,886 million in 2016 reflecting delays in the date we expect the plant to become operational.  This decrease was partially off-set by the charges for onerous contracts that we made in respect of the Angra III plant in 2016 in the amount of R$1.3 billion;

•                           fuel for electricity production, which decreased by R$512 million, or 44.83% to R$630 million in 2016, from R$1,142 million in 2015, due to (i) decreased generation activity at our thermal plants due to improved hydrological conditions in 2016 and (ii) the fact that the State of Amapá, for which Eletronorte used to produce energy, became part of the Interconnected Energy System; and

•                           the investigation findings which we accounted for in the amount of  R$16.0 million in 2015 but which had no impact in 2016.

This decrease in costs and expenses was partially offset by:

•                           electricity purchased for resale, which increased by R$1,228 million, or 26.62% to R$5,841 million in 2016 from R$4,613 million in 2015, due to the amount of electricity we were required to purchase pursuant to the Proinfa program, under which tariffs increased by 30% in 2016 compared to 2015.

Income Taxes

Income taxes and social contribution was a tax benefit of R$698 million in 2016, compared to an expense of R$127 million in 2015.  The change was primarily due to the recognition of deferred tax assets in 2016 from a negative base for social contribution charges in the amount of R$680 million.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased by R$27,890 million to R$33,556 million in 2016 from R$5,665 million in 2015, due to the factors set out below.

Updates from the internal rate of return

Updates from the internal rate of return increased by R$28,568 million to R$29,406 million in 2016 from R$838 million in 2015 due to confirmation from the Ministry of Mines and Energy of a compensation of R$36.6 billion with respect to reimbursements related to our transmission assets existing in 2000.  For further information, please see “—Principal Factors Affecting our Financial Performance— Transmission RBSE Payment.”

Operation and Maintenance

Operation and maintenance of revenue increased by R$270 million, or 8.7%, to R$3,386 million in 2016 from R$3,116 million in 2015 primarily as a result of: (i) the deployment of new investments, namely by Furnas and Chesf, and (iii) the annual review of annual permitted revenues in line with inflation.

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$23 million, or 14.9%, to an expense of R$185 million in 2016 from an expense of R$161 million in 2015 primarily as a result of the increase in our revenues in 2016.  For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased by R$97 million, or 1.3%, to R$7,359 million in 2016 from R$7,262 million in 2015.

The primary drivers of the increase in operating costs and expenses were:

•                           operating charges, which increased by R$930 million, or 55.3%, to R$2,613 million in 2016 from R$1,683 million in 2015, due to the impairment for contract No. 61  of R$1.9 billion by Chesf in 2016 compared to the impairment of R$174 million by Chesf in 2015.  This was partially offset by the reversal of an impairment for contract No. 62 in the amount of R$729 million by Furnas in 2016, compared to the constitution of a provision for impairment of R$120 million by Furnas in 2015; and

•                           payroll and related charges, which increased by R$454 million, or 14.9%, to R$3,501 million in 2016 from R$3,046 million in 2015, due to an increase in salaries in line with inflation.

This increase in these costs and expenses was partially offset by:

•                           construction — transmission, which decreased by R$903 million, or 43.5%, to R$1,174 million in 2016 from R$2,078 million in 2015, due to decreased investments in the transmission segment due to the adverse macroeconomic conditions in Brazil.

Income Taxes

Income taxes and social contribution benefit increased by R$9,417 million to R$9,141 million in 2016, from a tax benefit of R$277 million in 2015. The increase was primarily due to the recognition of deferred taxes of R$9,724 million in connection with the RBSE payment referred to above.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased by R$121 million, or 1.1%, to R$11,592 million in 2016 from R$11,471 million in 2015, primarily due to an increase in tariffs in line with inflation.

Taxes on Revenues

Taxes on revenues increased by R$25 million, or 0.5%, to R$5,414 million in 2016 from R$5,389 million in 2015 primarily as a result of increased revenue.  For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$120 million, or 7.7%, to R$1,663 million in 2016 from R$1,543 million in 2015 primarily as a result of the increase in income from our distribution subsidiaries.  For a description of the calculation of regulatory charges on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the distribution segment increased by R$1,968 million, or 14.5%, to R$15,572 million in 2016 from R$13,604 million in 2015.

The primary drivers of the increase in operating costs and expenses were:

•                           payroll and related charges, which increased by R$114 million, or 4.7%, to R$2,548 million in 2016 from R$2,434 million in 2015, due to an increase in salaries in line with inflation; and

•                           operating charges increased by R$2,062 million, from R$617 million in 2015 to R$2,679 million in 2016, due to (i) onerous contracts at Amazonas-D of R$813 million; (ii) charges for claims of R$531 million due to the independent producers of energy at Amazonas-D; and (iii) a charges made by us in respect of funding costs incurred by us due to probable delays on receiving reimbursements under the CCC Account.

This increase in these costs and expenses was partially offset by:

•                           electricity purchased for reselling, which decreased by R$197 million, or 2.6%, to R$7,263 million in 2016 from R$7,461 million in 2015, mainly due to the fact that CELG-D purchased R$540 million less energy for resale in 2016 as a result of the adverse economic scenario in Brazil and the fact that various consumers purchased energy on the free market. This was partially offset by the fact that CERON purchased R$268 million more energy for reselling as it generated less energy due to adverse hydrological conditions.

Results of Administration Segment

Net Operating Revenues

Net operating revenues for the administration segment decreased by R$171 million, or 49.0%, to R$177 million in 2016 from R$348 million in 2015 primarily due to the fact that we purchase the SPEs Norte Brasil Transmissora and Construtora Integração for R$171 million.

Operating Costs and Expenses

Operating costs and expenses for the administration segment increased by R$7,586 million, or 86.42%, to R$16,364 million in 2016 from R$8,778 million in 2015.

The primary drivers of the increase in operating costs and expenses were:

•                           operating charges increased by R$7,561 million from R$7,192 million in 2015 to R$14,753 million in 2016, due to: uncovered liabilities which increased at: (a) Amazonas-D by R$2,624 million, to R$4,968 million in 2016 from R$2,344 million in 2015; (b) Eletronuclear by R$3,750 million, to R$4,072 million in 2016 from R$322 million; and

•                           payroll and related charges which increased by R$331 million, or 43.2% to R$1,096 million in 2016 from R$766  million in 2015, due to costs of the Independent Investigation in the amount of R$291 million.

Resust of Equity Method Investees

Our equity in the results of investments accounted for using the equity method for the administration segment increased by R$26,827 million to R$20,735 million in 2016 from an expense of R$6,092 million in 2015 mainly due to the positive results of our associates, which were largely profitable due to the RBSE payment mentioned above: (a) Furnas made a profit of R$9 billion in 2016 compared to a loss of R$70 million in 2015; (b) Chesf made a profit of R$4 billion in 2016 compared to a loss of 70 million in 2015; (c) Eletronorte made a profit of R$3.5 billion in 2016 compared to a profit of R$ 101.6 million in 2015; (d) Eletrosul made a profit of R$1.1 billion in 2016 compared to a loss of R$912 million in 2015; and (e) CTEEP made a profit of R$1.7 billion compared to a profit of R$114 million in 2015.

Financial Results

Financial results for the administration segment decreased by R$4,938 million to an expense of R$979 million in 2016 from income of R$3,959 million in 2015 substantially due to:

•                           exchange variations, net which decreased by R$1,795 million to an expense of R$500 million in 2016 from income of R$1,295 million in 2015, due to the 18% depreciation of the real against the U.S. dollar in 2016 compared to 2015 and the variation in the financial asset Itaipu that results in a decrease of R$1,500 million in such exchange variation; and

•                           results from monetary variation, which decreased by R$3,272 million to an expense of R$1,983 million in 2016 from income of R$1,289 million in 2015, due to adjustments for monetary variations in respect of the compulsory loans, as further described in “— Risk Factors— Risks Relating to our Company— We may incur losses in legal proceedings in respect of compulsory loans made from 1962 through to 1993.”

Income Taxes

Income taxes and social contribution expense for the administration segment decreased by R$803 million, to R$68 million in 2016 from an expense of R$871 million in 2015.  In 2016 we reversed a liability of deferred tax credits due to the 18% depreciation of the real against the U.S. dollar in 2016 compared to 2015.

Year ended December 31, 2015 compared to year ended December 31, 2014

Consolidated Results

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2015 increased by R$2,451 million, or 8.13%, to R$32,589 million in 2015 from R$30,138 million in 2014. This increase was due to:

•                           an increase of R$2,080 million, or 22.15%, in our distribution operating revenues to R$11,471 million in 2015 from R$9,391 million in 2014, principally due to the consolidation of CELG-D’s results with our results for 2015, which in 2014 were only consolidated with our results for the final three-month period of 2014; and

•                           an increase of R$687 million, or 13.80%, in our transmission operating revenues to R$5,665 million in 2015 from R$4,978 million in 2014, due to (i) a 22.5% increase in operating and maintenance revenue, and (ii) a 17.3% increase in tariffs and annual permitted revenues. These increases are a result of the annual tariff revision, which was positively influenced by (a) an increase in inflation of 10.67% as measured by the IPCA for 2015, and (b) the deployment of 503 km of new transmission lines.

This increase was partially off-set by:

•                           a slight decrease of R$27 million, or 0.16%, in our generation operating revenues to R$17,122 million in 2015 from R$17,095 million in 2014.

Operating Costs and Expenses

Operating costs and expenses for 2015 increased by R$8,647 million, or 25.45%, to R$42,628 million in 2015 from R$33,981 million in 2014.

The increase was largely due to:

•                           operating charges, which increased by R$6,924 million to R$11,587 million in 2015 from R$4,663 million in 2014, due to: (i) the recognition of impairments of R$5,980 million, R$4,962 million of which relate to the Angra III plant based on (a) the date that we expect the plant to become operational and (b) changes in the discount rate used to make the impairment tests, due to Brazilian macroeconomic conditions (for further information in respect of delays of the Angra III plant, please see note 20 to our consolidated financial statements), and; (ii) the consolidation of CELG-D’s results with our results for 2015, which were only consolidated with our results for the final three-month period of 2014;

•                           payroll and related charges, which increased by R$1,010 million, or 11.90%, to R$9,495 million in 2015 from R$8,485 million in 2014, due to (a) an increase in salaries following the 2015 collective bargaining agreement; and (b) the addition of further employees as a result of our acquisition of CELG-D in September 2014; and

•                           electricity purchased for reselling, which increased by R$341 million, or 3.27%, to R$10,766 million in 2015 from R$10,425 million in 2014, due to the consolidation of CELG-D’s results with our results for 2015, which were only consolidated with our results for the final three-month period of 2014. Excluding CELG-D’s expenses for the purchase of energy for resale, the amount of energy purchased for resale increased to R$8,378 million in 2015 from R$7,820 million in 2014, principally due to: (i) a decrease in provisions for doubtful accounts, and (ii) improved hydrological conditions in 2015.

The increase in these costs and expenses was partially offset by a decrease in:

•                           fuel for electricity production, which decreased by R$230 million, to R$1,250 million in 2015 from R$1,480 million in 2014, due to less generation at our thermal powered plants as a result of improved hydrological conditions in 2015; and

•                           the investigation findings in the amount of R$16.0 million in 2015 when compared to R$195.1 million in 2014.

Financial Income (Expenses), Net

Financial income (expenses), net resulted in expenses of R$1,699 million in 2015 compared to income of R$695 million in 2014. The increase in expenses was mainly due to:

•                           debt charges, which increased by R$2,975 million, or 88.41%, to R$6,340 million in 2015 from R$3,365 million in 2014, due to (i) the increase in the SELIC rate from 11.75% as of December 31, 2014 to 14.15% as of December 31, 2015; and (ii) the depreciation of approximately 45% of the real against the U.S. dollar in 2015; and

•                           remuneration for indemnification — Law No. 12,783, which decreased by R$904 million, or 88.7%, to an expense of R$115 million in 2015 from R$1,019 million in 2014, due to reimbursements made to the CDE Account for indemnification amounts received in excess in 2015.

This increase in expenses was partially offset by an increase in financial income from monetary restatement, net which increased by R$2,057 million, or 594.18%, to R$2,403 million in 2015 from R$346 million in 2014, due to an increase in the IPCA and IGP-M inflation indices that apply to loans granted by us.

Results of Equity Method Investees

Our equity in the results of investments accounted for using the equity method was income of R$531 million in 2015 compared to a loss of R$1,308 million in 2014, due to the negative results of Madeira Energia, an SPE, which reported income of R$7 million in 2015 compared to a loss of R$861 million in 2014, and CEEE-GT, which reported income of R$14 million in 2015 compared to a loss of R$91 million in 2014 and CEEE-D, which reported a loss of R$10 million in 2015 comapred to a loss of R$145 million in 2014.

Income Taxes

The effective tax rate for 2015 was 4.96% compared to 26.21% in 2014. Income taxes and social contribution expense decreased by R$991 million to an expense of R$710 million in 2015 from an expense of R$1,701 million in 2014. The decrease was primarily due to the fact that: (i) we reported a greater gross loss in 2015, and (ii) we derecognized certain of Chesf’s and Furnas’ deferred tax assets in 2014.

Net Loss

As a result of the factors discussed above, our net loss increased by R$5,759 million to R$11,917 million in 2015 from R$6,158 million in 2014.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment decreased by R$27 million, or 0.16%, to R$17,122 million in 2015 from R$17,095 million in 2014 due to the factors set out below.

Electricity Sales

Electricity sales decreased by R$62 million, or 0.41%, to R$15,062 million in 2015 from R$15,124 million in 2014. This decrease was due to decreases in revenues from: (i) energy sold on the Free Market; (ii) Eletronuclear, due to the scheduled interruption of operations at the Angra II plant in October 2015; and, (iii) CGTEE, due to interruptions at the Candiota III plant, which resulted in the production of less energy and penalties for generation at less than the required levels.

Regulatory Charges on Revenues

Regulatory charges on revenues decreased by R$127 million, or 17.28%, to R$608 million in 2015 from R$735 million in 2014 due to decreased operational revenues. For a description of the calculation of regulatory charges on revenues please see “—Description of Principal Line Items—Operating Revenues— Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased by R$5,830 million, or 39.83%, to R$20,469 million in 2015 from R$14,639 million in 2014.

The primary drivers of the increase in operating costs and expenses were:

•                           operating charges, which increased by R$9,108 million, to R$7,488 million in 2015 from income of R$1,620 million in 2014, due to the fact that (i) impairments increased to R$5,470 million in 2015 from R$252 million in 2014, R$4,962 million of which relate to the Angra III plant based on (a) the date that we expect the plant to become operational, and (b) changes in the discount rate used to make the impairment tests, due to Brazilian macroeconomic conditions (for further information in respect of delays of the Angra III plant please see explanatory note 20 to our consolidated financial statements), and (ii) onerous contracts changed to an expense of R$102 million in 2015 from income of R$1,577 million in 2014 due to reversions by Chesf in respect of the Itaparica and Camaçari plants and by Energia Sustentável do Brasil S.A. in respect of Jirau;

•                           the investigation findings in the amount of R$16.0 million in 2015 when compared to R$195.1 million in 2014; and

•                           other expenses, which increased by R$97 million, or 30.22% to R$418 million in 2015 from R$321 million in 2014, due to (i) an increase of R$87 million in costs related to leases and rents which increased in 2015 in line with inflation as reported by IPCA, and (ii) bad debt expense in the amount of R$59 million.

This increase in costs and expenses was partially offset by:

•                           electricity purchased for resale, which decreased by R$2,866 million, or 38.32% to R$4,613 million in 2015 from R$7,479 million in 2014, due to a decrease in the amount of energy sold on the Free Market; and

•                           fuel for electricity production, which decreased by R$125 million, or 9.87% to R$1,142 million in 2015, from R$1,267 million in 2014, due to decreased generation activity at our thermal plants due to improved hydrological conditions in 2015.

Income Taxes

Income taxes and social contribution expense decreased by R$3,872 million to R$127 million in 2015, from R$3,999 million in 2014. The decrease was primarily due to the fact that (i) we reported a greater pre-tax loss in 2015 and (ii) we derecognized certain of Chesf’s and Furnas’ deferred tax assets in 2014.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased R$687 million, or 13.80%, to R$5,665 million in 2015 from R$4,978 million in 2014, due to the factors set out below.

Operation and Maintenance

Operation and maintenance of revenue increased R$516 million, or 19.85%, to R$3,116 million in 2015 from R$2,600 million in 2014 primarily as a result of: (i) new revenues from investments to improve our transmission system, (ii) the deployment of new investments, and (iii) the annual review of annual permitted revenues.

Regulatory Charges on Revenues

Regulatory charges on revenues increased R$5 million, or 3.18%, to an expense of R$162 million in 2015 from an expense of R$157 million in 2014 primarily as a result of the increase in our revenues in 2015. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues.”

Updates from the internal rate of return

Updates from the internal rate of return increased by R$124 million, or 17.37%, to R$838 million in 2015 from R$714 million in 2014 due to a 17.3% increase in the annual permitted revenues, which increased in line with the IPCA inflation index.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased by R$2,559 million, or 54.41%, to R$7,262 million in 2015 from R$4,703 million in 2014.

The primary drivers of the increase in operating costs and expenses were:

•                           operating charges, which increased by R$1,705 million to an expense of R$1,683 million in 2015 from income of R$22 million in 2014, due to: (i) the enactment of new regulations by ANEEL in 2014 (Resolution ANEEL No. 642 e No. 643/2014), which allowed our transmission subsidiaries to constitute new financial assets, and (ii) onerous contracts entered into by Chesf and Furnas;

•                           payroll and related charges, which increased by R$286 million, or 10.36%, to R$3,046 million in 2015 from R$2,760 million in 2014, due to an increase in salaries in line with inflation;

•                           construction — transmission, which increased by R$292 million, or 16.35%, to R$2,078 million in 2015 from R$1,786 million in 2014, due to increased investments in the transmission segment, which resulted in the deployment 503 km of new transmission lines; and

•                           other expenses, which increased by R$274 million to R$382 million in 2015 from of R$108 million in 2014, due to the elimination of accounting effects as a result of operations between two of our subsidiaries.

Income Taxes

Income taxes and social contribution benefit decreased by R$2,241 million to R$277 million in 2015 from R$2,518 million in 2014. The decrease was primarily due to the fact that we derecognized deferred tax assets in 2014.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment increased by R$2,080 million, or 22.15%, to R$11,471 million in 2015 from R$9,391 million in 2014 due to the factors set out below. This increase was primarily due to an increase in revenues from the sale of energy which increased by R$6,120 million, or 59.94%, to R$16,330 million in 2015 compared to R$10,210 million in 2014.

Taxes on Revenues

Taxes on revenues increased by R$2,912 million to R$5,389 million in 2015 from R$2,477 million in 2014 primarily as a result of increased revenues due to the consolidation of CELG-D’s results with our results for 2015, which were only consolidated with our results for the final three-month period of 2014. For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$1,431 million to R$1,543 million in 2015 from R$112 million in 2014 primarily as a result of an increase in income from our distribution subsidiaries, which was substantially impacted by the results of CELG-D, which were consolidated with our results for 2015, but were only consolidated with our results for the final three-month period of 2014. For a description of the calculation of regulatory charges on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the distribution segment increased by R$5,937 million, or 77.44%, to R$13,604 million in 2015 from R$7,667 million in 2014.

The primary drivers of the increase in operating costs and expenses were:

•                           payroll and related charges increased by R$658 million, or 37.05%, to R$2,434 million in 2015 from R$1,776 million in 2014, due to increased headcount due to the acquisition of CELG-D and an increase in salaries in line with inflation;

•                           electricity purchased for reselling increased by R$3,664 million, or 96.50%, to R$7,461 million in 2015 from R$3,797 million in 2014, due to the acquisition of CELG-D and an increase in costs related to the purchase of fuel by Amazonas D, which purchases petroleum for its generation and distribution; and

•                           operating charges increased by R$1,160 million from income of R$543 million in 2014 to an expense of R$617 million in 2015, due to an impairment in the amount of R$94 million and an increase in bad debt expense of R$643 million, which was mainly due to changes in the criteria used to determine the allowance for doubtful accounts by our distribution subsidiaries, principally CELG-D.

Income Taxes

Income taxes and social contribution benefit decreased by R$11 million to R$11 million in 2015 from R$22 million in 2014. The decrease was primarily due to the fact that we reported a greater pre-tax loss in 2015.

Results of Administration Segment

Net Operating Revenues

Net operating revenues for the administration segment increased by R$266 million to R$348 million in 2015 from R$82 million in 2014 primarily due to the acquisition of transmission concession 10/2009 from our subsidiary Eletrosul.

Operating Costs and Expenses

Operating costs and expenses for the administration segment decreased by R$338 million, or 3.7%, to R$8,778 million in 2015 from R$9,116 million in 2014.

The primary driver of the increase in operating costs and expenses were:

•                           operating charges decreased by R$489 million, or 6.4%, from R$7,681 million in 2014 to R$7,192 million in 2015, due to: (i) R$4.1 billion in compulsory loans which were recognized only in 2014 due to a register of subsequent events described in Notes 47 and 30 of our consolidated financial statements, (ii) uncovered liabilities which increased at: (a) Amazonas Energia by R$1,929 million, to R$2,344 million in 2015 from R$415 million in 2014; (b) CEPISA by R$601 million, to R$563 million in 2015 from R$38 million in 2014; and (c) CERON by R$645 million to R$457 million in 2015 from R$189 million in 2014.

Results of Equity Method Investees

Our equity in the results of investments accounted for using the equity method for the administration segment changed by R$4,516 million to a loss of R$6,092 million in 2015 from a loss of R$1,576 million in 2014 mainly due to expenses which increased at: (a) Eletronuclear by R$3,792 million to R$4,791 million in 2015 from R$999 million in 2014; and (b) Eletrosul by R$876 million to an expense of R$912 million in 2015 from income of R$36 million in 2014.

Financial Results

Financial results for the administration segment increased by R$1,496 million, or 60.71%, to R$3,959 million in 2015 from R$2,463 million in 2014 substantially due to:

•                           exchange variation, net which increased by R$619 million, or 91.6%, to income of R$1,295 million in 2015 from income of R$676 million in 2014, due to a 45% depreciation of the real against the U.S. dollar in 2015;

•                           revenue from financial investments, which increased by R$169 million, or 38.5%, to income of R$608 million in 2015 from income of R$439 million in 2014, due to an increase in the SELIC rate from 11.75% as of December 31, 2014 to 14.15% as of December 31, 2015; and

•                           revenue from financial and loans, which increased by R$597 million, or 24.77%, to income of R$3,008 million from income of R$2,411 million in 2014, due to (i) increase in the SELIC rate from 11.75% as of December 31, 2014 to 14.15% as of December 31, 2015; and (ii) the depreciation of approximately 45% of the real against the U.S. dollar in 2015.

This increase was partially off-set by an increase in:

•                  debt charges, which increased R$947 million, or 62.72%, to an expense of R$2,457 million in 2015 from an expense of R$1,510 million in 2014, due to (i) increase in the SELIC rate from 11.75% as of December 31, 2014 to 14.15% as of December 31, 2015; and (ii) the depreciation of approximately 45% of the Brazilian real against the U.S. dollar in 2015.

Income Taxes

Income taxes and social contribution expense for the administration segment increased by R$629 million to R$871 million in 2015 from R$242 million in 2014. Despite the fact that our financial reporting pre-tax loss increased substantially when compared to 2014, our expenses with income tax reporting purposes increased due to the fact that in 2014 we reported a net loss. In 2014, we did not recognize current taxes and only recognized deferred taxes on temporary differences incurred in 2014. In 2015, we incurred a fiscal profit, as a large portion of our financial reporting expenses corresponded to temporary and permanent differences that were used to calculate our fiscal profit, such as compulsory loans expenses, which increased to R$5.7 billion in 2015 from R$308 million in 2014, and equity pick-up expenses, which increased to R$6.1 billion in 2015 from R$278 million in 2014. This resulted in a current income tax expense and an increase in our deferred income taxes expenses to R$480 million in 2015 from R$236 million in 2014.

B. Liquidity and Capital Resources

Our main sources of liquidity derive from the cash generated by our operations and from loans received from various sources, including the RGR Fund (established to compensate electricity concessionaires for uncompensated expenses when the concessions ended), loans from third parties, including certain international agencies, and realizations of various investments we have made with Banco do Brasil S.A. and Caixa Econômica Federal, with whom we are required by law to deposit any surplus cash assets. In addition, on October 20, 2011 we issued US$1.75 billion 5.75% notes due in 2021.

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

From time to time, we consider potential new investment opportunities and we may finance such investments with cash generated by our operations, loans, issuances of debt and equity securities, capital increases or other sources of funding that may be available at the relevant time. At present we have the ability to fund up to R$4.1 billion of capital expenditure out of existing resources without the need to access the capital markets. Those funds represent a portion of the revenues we have generated from our sales of electricity and the interest we have received from our lending activities.

Sources of financing for working capital and for investments in long-term assets

Our main sources of financing for working capital and investments in fixed assets in the last three years are: indemnities from concessions renewed under the terms in Law No. 12,783 approved by the granting authority; (ii) receivables related to the financing granted to Itaipu, (iii) our own operational cash flows; (iv) loans from domestic and international lenders such as Caixa Econômica Federal (“CEF”) Banco do Brasil S.A. (“BB”) and the National Bank for Social and Economic Development (“BNDES”); and (v) loans from international credit agencies. In addition, our sources of financing include investments that we are required to make with BB, considering that we are required to deposit available funds with these federal financial institutions.

The main uses of resources by us refer to (i) payment or renegotiation of debt; (ii) funding the improvement and expansion of its generation, transmission and distribution projects; (iii) possibility of participation, through our subsidiaries, in public bidding processes in connection with new transmission lines and new generation agreements, since, if we succeed in any of these bidding processes, we will need additional resources to fund the required investments to expand the applicable operations.

Similar to other companies in our sector, we monitor our obligations based on the financial leverage ratio. This ratio corresponds to the net debt divided by total capital. The net debt corresponds to total loans and financings (excluding amounts related to RGR and including short-term and long-term loans and financings, as set forth in the consolidated balance sheet), minus cash and cash equivalents. The total capital is calculated by adding-up the shareholders’ equity (as set forth in the consolidated balance sheet) and the net debt.

Our main uses of funds in 2016 were for investments in the amount of R$8,710.9 million and debt service obligations of R$8,344.1 million. We meet these requirements with (1) cash and cash equivalents, long-term financial investments and resources generated from operating activities (totaling R$10,619.2 million), (2) long-term financing (totaling R$3,503.4 million), and (3) AFAC (totaling R$2,932.4 million). Our management believes that we have sufficient sources of liquidity to meet our financial commitments through the combined use of our operating cash flow, the receipt of all indemnities already approved by grantor as a result of Law No. 12,783 and proceeds from loans and financing already contracted and that could be taken if necessary. As of December 31, 2016, we were in a working capital deficiency position (i.e., consolidated total current liabilities exceed consolidated total current assets).  In order to remediate our current working capital deficiency situation, our Board of Directors has approved a strategic business plan aiming to reduce investments, privatize the distribution companies, sell administrative properties, sell certain SPEs, structure a tax planning strategy in order to optimize our tax costs and improve the use of tax credits, implement a voluntary redundancy plan and create a shared service center.

Cash Flows

The following table summarizes our net cash flows for the periods presented:

	For the Year Ended December 31,
	2016	2015	2014
	(in R$ thousand)
Net Cash Flows:
Provided by operating activities	1,888,738	6,980,474	5,192,461
Used in investing activities	(5,473,806)	(9,012,552)	(10,637,002)
Provided by (used in) financing activities	2,870,763	2,018,973	3,254,036

Cash Flow from Operating Activities

Our cash flows from operating activities primarily result from:

•                  the sale and transmission of electricity to a stable and diverse base of retail and wholesale customers at fixed prices;

•                  the payment of financial charges;

•                  the payment of global reverse reserve charges;

•                  amounts received from allowed annual revenue;

•                  the receipt of financial asset compensation;

•                  the receipt of financial charges;

•                  the payment of income taxes and social contributions;

•                  income received from investments in equity securities;

•                  the additional pension payments;

•                  the payment of legal provisions;

•                  judicial deposits; and

•                  restricted deposits for legal proceedings in cases where we are a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court.

Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In 2016, our cash flows from operating activities decreased by R$5.09 billion, to R$1.89 billion in 2016 from R$6.98 billion in 2015. This variation was primarly due to the fact that we did not receive an indemnity payment in 2016, while we received and indemnity payment in the amount of R$4.0 billion in 2015.

In 2015, our cash flows from operating activities increased by R$1.8 billion, to R$6.98 billion in 2015 from R$5.2 billion in 2014. This variation was due to an increase in indemnity payments received to R$4.0 billion in 2015 from R$2.8 billion in 2014.

Cash Flows from Investing Activities

Our cash flows from investing activities primarily reflect:

•                  investment acquisitions, being partnerships we enter into with third parties in the private sector in relation to the operation of new plants;

•                  acquisitions of fixed assets, being primarily investments in equipment necessary for operational activities;

•                  loans and financing - payment;

•                  acquisition of fixed assets;

•                  acquisition of intangible assets;

•                  acquisition of concession assets;

•                  acquisition /capital increase in subsidiary;

•                  advances for future capital increases;

•                  net cash flow of subsidiary acquisition; and

•                  dividends paid by our subsidiaries.

In 2016, our cash flows from investing activities decreased by R$3.5 billion, or 39.26%, to an outflow of R$5.5 billion in 2016 from an outflow of R$9 billion in 2015. This variation was due to a decrease of R$2.4 billion in the acquisition of fixed assets and R$1.2 billion in acquisition of concession assets.

In 2015, our cash flows from investing activities decreased by R$1.6 billion, or 15.27%, to an outflow of R$9 billion in 2015 from an outflow of R$10.6 billion in 2014. This variation was due to a decrease of R$1.5 billion in capital contributions made to our subsidiaries and SPEs in the 2015 and an increase of R$2.0 billion in amounts received for loans and financing granted, which were partially off-set by an increase of R$ 1.3 billion in amounts disbursed in relation to the deployment of the following fixed assets: Complexo Eólico Hermenegildo, VamCruz, Santo Sé II, Chapada do Piauí I, Geribatu, Chuí, Serra das Vacas, Santo Antônio and Jirau.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily reflect interest income we receive from short-term and long-term loans made to non-affiliated companies that operate in the Brazilian electricity sector.

In 2016, our cash flows from financing activities increased by R$0.9 billion, to an inflow of R$2.9 billion in 2016 from an inflow of R$2 billion in 2015. This variation was mainly due to a decrease of R$0.8 billion in principal payments in respect of loans and financing, a decrease in loans and financing of R$3.9 billion obtained by Furnas (R$1.7 billion), Eletrosul (R$0.7 billion), Chesf (R$0.7 billion) and Eletronuclear (R$0.5 billion) and partially off-set by an increase of R$2.9 billion in advance for future capital increase obtained from Federal Government and the increase of R$1 billion due to transfer of the Global Reversion Reserve.

In 2015, our cash flows from financing activities decreased R$1.2 billion, to an inflow of R$2 billion in 2015 from an inflow of R$3.2 billion in 2014. This variation was mainly due to an increase of R$2.1 billion in principal payments in respect of loans and financing entered into by us and partially off-set by a decrease of R$792 million in payments made to our shareholders for dividends and interest on capital.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2016, our balance sheet reflected retained reserves of R$1.7 million, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration (see “Item 8.A, Consolidated Financial Statements and Other Information—Policy on dividend distribution”).

Capital Expenditure

In the last three years, we have invested an average of R$10.17 billion per year in expansion, modernization, research, infrastructure and environmental quality. Approximately 17.8% was invested in our generation segment, 17.0% in our transmission segment and the balance in our distribution segment and other investments.

Our core business is the generation and transmission of energy and we intend to invest in these segments in the upcoming years.

Under the EPE 10 Year Plan (2014-2024), it is estimated that Brazil will have 211,615 km of transmission lines and 206.4 GW of installed generation capacity by 2024 from 150.3 GW in 2016. These investments by Brazil will represent approximately R$376 billion. As the current largest market participant based on length of transmission lines, we expect to participate in some of these new investments. In accordance with the new Business Plan, launched in November 2016, we believe that from 2017 to 2021 we will invest approximately R$35.7 billion in our generation, transmission and distribution businesses. Since we are looking to privatize our distribution companies by 2017, we believe that the investment in the distribution segment will only be for the year 2017. For these investments in generation and transmission, we expect to use the funding derived from our net cash flows as well as from accessing national and international capital markets and through bank financings.

Our capital expenditures for fixed assets, intangible assets and concession assets in 2016, 2015 and 2014 were R$3.7 billion, R$7.7 billion and R$6.1 billion, respectively. These values are the budgeted values and do not match the cash flow amounts due to the accounting consolidation process and intercompany elimination.

C. Research and Development, Patents and Licenses

Research and Development

The main activities of research, development and innovation for the Eletrobras System are carried out by the Electric Energy Research Center (Cepel), a non-profit entity founded in 1974 by us and our subsidiaries: Chesf, Eletronorte, Eletrosul and Furnas. The Center’s mission is to develop and deploy sustainable technology solutions for the generation, transmission and distribution of electricity by means of Research, Development and Innovation activities (R & D + I) for the Brazilian electricity sector. Eletrobras is the primary sponsor of Cepel and has the technical support of the Center in the coordination of important national programs such as “Light for All” (Luz para Todos), the “National Electric Energy Conservation Program” (Procel), “Incentives for Alternative Sources of Electric Energy Program” (Proinfa) and “Efficient Public Lighting” (ReLuz). Cepel also participates in the elaboration of the National Energy and the Decennial Power Plans of Eletrobras. In order to support its research activities, Cepel created a complex of 34 laboratories, some accredited by the Instituto Nacional de Metrologia (the Brazilian National Metrology Institute), that perform a wide variety of experiments, technology services and tests. Noteworthy are the laboratories of High-Voltage and High-Power — the largest of their kind in the Southern Hemisphere — and the Laboratory of Ultra-High Voltage, in its final stages of implementation having only one similar worldwide. In addition, the Center has two reference and demonstration units: CRESESB, to promote the use of solar and wind energy, and CATE, to promote the efficient use of electricity. In line with the guidelines of the Committee of Technological Politics (CPT), Cepel prioritizes strategic and structuring projects, distributed among seven main research areas, each one carried on by specific department: (i) DEA — Energy Optimization and Environment; (ii) DRE — Electrical Networks; (iii) DAS — Systems Automation; (iv) DLE — Lines and Stations; (v) DTD — Distribution Technology; (vi) DTE — Special Technologies; and (vii) Laboratories (Experimental Research) — DLA and DLF Departments.

The Cepel’s activities have important role in supporting to our core business of generation, transmission, distribution and commercialization of electric energy.

Patents and Licenses

Among others, we have registered “Eletrobras” as a trademark with the Instituto Nacional de Propriedade Industrial — INPI (the Brazilian National Industrial Property Institute). Further, Cepel has twenty-eight patents, Eletronorte has fifty-one patents, Eletrosul has six patents and Furnas has nine patents registered with the INPI relating to equipment and manufacturing processes. In addition, Furnas has three patents registered in the United States, one patent registered in Canada and Cepel has six patents registered outside Brazil.

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

•                  an increasing focus on environmental, health and safety concerns: there is a trend in Brazil and globally towards increasing concerns for the protection of the environment. This impacts us in various ways, including dealing with social and political issues that may arise when we seek to construct new facilities (particularly in remote areas of Brazil) and reduced carbon emission targets from facilities that rely on fossil fuel. One of the key challenges for us will be to balance these environmental concerns against the growth of our business, as these concerns naturally can increase cost pressures. There is also an increasing trend in Brazil towards more stringent health and safety requirements with respect to operating permits for our facilities, which similarly imposes cost pressure challenges on our business; and

•                  effect of Law No. 12,783: Law No. 12,783 will continue to affect the manner in which we account for our concessions. We expect to renew additional contracts for the maximum period of 30 years at significantly lower tariff levels. As a result, we may continue to write down the value of our renewed concessions and record “onerous contracts” in cash generation.

E. Off-Balance Sheet Arrangements (in R$ thousand)

We act as guarantor, in proportion to our equity interests, in several projects whose guaranteed amounts are described below in R$ thousands:

Company	Project	Financing Bank	Modality	Company Stake	Value of Financing	Balance Owed on 12/31/2016	Balance Guaranteed by Eletrobras	End of Guarantee
Eletrobras	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,275,156	22,752	1/15/2042
Eletrobras	Norte Energia	CEF	SPE	15.00%	1,050,000	1,218,880	12,189	1/15/2042
Eletrobras	Norte Energia	BTG Pactual	SPE	15.00%	300,000	348,251	3,483	1/15/2042
Eletrobras	Norte Energia	Contract Performance Bond	SPE	15.00%	39,225	39,225	392	4/30/2019
Eletrobras	Rouar	CAF	SPE	50.00%	31,833	31,833	318	9/30/2017
Eletrobras	Mangue Seco II	BNB	SPE	49.00%	40,951	36,132	361	10/14/2031
Eletrosul	ESBR	BNDES	SPE	20.00%	727,000	874,307	8,743	8/15/2034
Eletrosul	ESBR	BNDES	SPE	20.00%	232,500	244,931	2,449	1/15/2035
Eletrosul	ESBR	BNDES REPASSE	SPE	20.00%	717,000	890,130	8,901	8/15/2034
Eletrosul	ESBR	BNDES REPASSE	SPE	20.00%	232,500	239,625	2,396	1/15/2035
Eletrosul	Cerro Chato I, II and III	Banco do Brasil	Corporate	100.00%	223,419	100,313	1,003	7/15/2020
Eletrosul	RS Energia	BNDES	Corporate	100.00%	126,221	54,213	542	6/15/2021
Eletrosul	Artemis Transmissora de Energia	BNDES	Corporate	100.00%	170,029	27,544	275	10/15/2018
Eletrosul	UHE Mauá	BNDES	Corporate	100.00%	182,417	138,514	1,385	1/15/2028
Eletrosul	UHE Mauá	BNDES/Banco do Brasil	Corporate	100.00%	182,417	138,534	1,385	1/15/2028
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	183,330	127,838	1,278	7/15/2026
Eletrosul	SC Energia	BNDES/Banco do Brasil	Corporate	100.00%	50,000	11,741	117	5/15/2019
Eletrosul	SC Energia	BNDES/BDRE	Corporate	100.00%	50,000	11,711	117	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	103,180	23,551	236	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	67,017	24,590	246	3/15/2021
Eletrosul	UHE São Domingos	BNDES	Corporate	100.00%	207,000	173,333	1,733	6/15/2028
Eletrosul	RS Energia	BNDES	Corporate	100.00%	41,898	31,327	313	3/15/2027
Eletrosul	RS Energia	BNDES	Corporate	100.00%	9,413	7,670	77	8/15/2027
Eletrosul	RS Energia	BNDES	Corporate	100.00%	12,000	7,941	79	8/15/2027
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	14,750	10,565	106	7/15/2026
Eletrosul	Eletrosul Corporate Projects	Banco do Brasil	Corporate	100.00%	250,000	195,696	1,957	11/15/2023
Eletrosul	Teles Pires	BNDES	SPE	24.50%	296,940	336,361	3,364	2/15/2036
Eletrosul	Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	294,000	333,196	3,332	2/15/2036
Eletrosul	Teles Pires	Issuance of Debentures	SPE	24.50%	160,680	170,199	1,702	5/30/2032
Eletrosul	Livramento Holding	BNDES	SPE	49.00%	91,943	22,206	222	6/15/2030
Eletrosul	Chuí Holding	BNDES	SPE	49.00%	186,082	179,100	1,791	12/15/2031
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	BNDES	SPE	80.00%	209,974	180,788	1,808	7/15/2028
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	Issuance of Debentures	SPE	80.00%	62,040	88,054	881	9/15/2026
Eletrosul	Costa Oeste Transmissora de Energia S.A.	BNDES	SPE	49.00%	17,846	14,962	150	11/1/2022

Company	Project	Financing Bank	Modality	Company Stake	Value of Financing	Balance Owed on 12/31/2016	Balance Guaranteed by Eletrobras	End of Guarantee
Eletrosul	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	197,950	215,684	2,157	6/16/2031
Eletrosul	Santa Vitória do Palmar Holding S.A.	BRDE	SPE	49.00%	98,000	108,290	1,083	6/16/2031
Eletrosul	Santa Vitória do Palmar Holding S.A.	Issuance of Debentures	SPE	49.00%	44,100	55,678	557	6/15/2028
Eletrosul	Transmissora Sul Litorânea do Brasil	BNDES	SPE	51.00%	252,108	231,974	2,320	2/15/2029
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	29,854	45,709	457	12/30/2038
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	136,064	157,988	1,580	12/30/2042
Eletrosul	Complexo Eólico Livramento - Entorno II	CEF	Corporate	100.00%	200,000	212,844	2,128	8/7/2017
Eletrosul	Eletrosul 2 Corporate Projects	BTG Pactual	Corporate	100.00%	250,000	285,310	2,853	3/2/2017
Eletrosul	Eólica Hermenegildo I S/A	BNDES	SPE	99.99%	109,566	109,042	1,090	6/15/2032
Eletrosul	Eólica Hermenegildo I S/A	BRDE	SPE	99.99%	47,764	49,474	495	6/15/2032
Eletrosul	Eólica Hermenegildo II S/A	BNDES	SPE	99.99%	109,590	109,080	1,091	6/15/2032
Eletrosul	Eólica Hermenegildo II S/A	BRDE	SPE	99.99%	47,775	47,854	479	6/15/2032
Eletrosul	Eólica Hermenegildo III S/A	BNDES	SPE	99.99%	93,367	92,933	929	6/15/2032
Eletrosul	Eólica Hermenegildo III S/A	BRDE	SPE	99.99%	40,703	40,771	408	6/15/2032
Eletrosul	Eólica Chuí IX S/A	BNDES	SPE	99.99%	31,561	31,414	314	6/15/2032
Eletrosul	Eólica Chuí IX S/A	BRDE	SPE	99.99%	13,758	13,781	138	6/15/2032
Eletronorte	São Luis II and III	BNDES	Corporate	100.00%	13,653	7,859	79	11/15/2024
Eletronorte	Miranda II	BNDES	Corporate	100.00%	47,531	20,069	201	11/15/2024
Eletronorte	Ribeiro Gonç./Balsas	BNB	Corporate	100.00%	70,000	57,300	573	6/3/2031
Eletronorte	Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	19,860	199	1/10/2029
Eletronorte	Nobres Substation	BNDES	Corporate	100.00%	10,000	6,567	66	3/15/2028
Eletronorte	Miramar/Tucuruí Substation	BNDES	Corporate	100.00%	31,000	21,539	215	8/15/2028
Eletronorte	Expansion of Lechuga Substation	BNDES	Corporate	100.00%	35,011	24,878	249	10/15/2028
Eletronorte	Norte Brasil Transmissora	BNDES	SPE	49.00%	514,500	458,514	4,585	12/15/2029
Eletronorte	Norte Brasil Transmissora	Issuance of Debentures	SPE	49.00%	98,000	139,868	1,399	9/15/2026
Eletronorte	Linha Verde Transmissora	BASA	Corporate	100.00%	185,000	201,441	2,014	11/10/2032
Eletronorte	Manaus Transmissora	BNDES	SPE	30.00%	120,300	95,822	958	12/15/2026
Eletronorte	Energy Transmission Station	BNDES	Corporate	100.00%	505,477	390,994	3,910	11/15/2028
Eletronorte	Energy Transmission Station	BASA	Corporate	100.00%	221,789	201,375	2,014	10/15/2031
Eletronorte	Energy Transmission Station	BASA	Corporate	100.00%	221,789	214,959	2,150	7/10/2031
Eletronorte	Rio Branco Transmissora	BNDES	Corporate	100.00%	138,000	109,763	1,098	3/15/2027
Eletronorte	Transmissora Matogrossense Energia	BASA	SPE	49.00%	39,200	36,975	370	2/1/2029
Eletronorte	Transmissora Matogrossense Energia	BNDES	SPE	49.00%	42,777	29,411	294	5/15/2026
Eletronorte	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	26,829	268	10/15/2029
Eletronorte	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	26,936	269	10/15/2029
Eletronorte	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	28,276	283	10/15/2029

Company	Project	Financing Bank	Modality	Company Stake	Value of Financing	Balance Owed on 12/31/2016	Balance Guaranteed by Eletrobras	End of Guarantee
Eletronorte	Belo Monte Transmissora de Energia S.A.	Itau BBA	SPE	24.50%	49,735	49,854	499	4/26/2017
Eletronorte	Belo Monte Transmissora de Energia S.A.	Santander	SPE	24.50%	49,000	49,119	491	4/26/2017
Eletronorte	Belo Monte Transmissora de Energia S.A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	318,795	3,188	7/28/2029
Eletronorte	Belo Monte Transmissora de Energia S.A.	ABC	SPE	24.50%	18,375	19,264	193	5/31/2017
Eletronorte	Belo Monte Transmissora de Energia S.A.	Bank of China	SPE	24.50%	6,125	6,310	63	4/30/2017
Eletronorte	Belo Monte Transmissora de Energia S.A.	PINE	SPE	24.50%	6,125	6,392	64	5/31/2017
Eletronorte	Belo Monte Transmissora de Energia S.A.	China Construction Bank	SPE	24.50%	93,100	96,894	969	3/31/2017
Eletronorte	Belo Monte Transmissora de	ICBC	SPE	24.50%	9,800	9,849	98	6/30/2017

Company	Project	Financing Bank	Modality	Company Stake	Value of Financing	Balance Owed on 12/31/2016	Balance Guaranteed by Eletrobras	End of Guarantee
	Energia S.A.
Eletronorte	Norte Energia	BNDES	SPE	19.98%	2,697,300	3,030,508	30,305	1/15/2042
Eletronorte	Norte Energia	CEF	SPE	19.98%	1,398,600	1,623,548	16,235	1/15/2042
Eletronorte	Norte Energia	BTG Pactual	SPE	19.98%	399,600	463,871	4,639	1/15/2042
Eletronorte	Implementation of PAR and PMIS	BNDES	Corporate	100.00%	361,575	322,784	3,228	12/15/2023
Eletronorte	Porto Velho Transmissora de Energia	BNDES	Corporate	100.00%	283,411	245,676	2,457	8/15/2028
Eletronorte	Reinforcement of Working Capital Structure	CEF	Corporate	100.00%	400,000	391,658	3,917	4/30/2019
Eletronorte	UHE Sinop	BNDES	SPE	24.50%	256,270	175,203	1,752	6/15/2038
Eletronuclear	Angra III	BNDES	Corporate	100.00%	6,146,256	3,480,338	34,803	6/15/2036
Chesf	ESBR	BNDES	SPE	20.00%	727,000	874,307	8,743	8/15/2034
Chesf	ESBR	BNDES	SPE	20.00%	232,500	244,931	2,449	1/15/2035
Chesf	ESBR	BNDES REPASSE	SPE	20.00%	717,000	890,130	8,901	8/15/2034
Chesf	ESBR	BNDES REPASSE	SPE	20.00%	232,500	239,625	2,396	1/15/2035
Chesf	Manaus Transmissora	BNDES	SPE	19.50%	78,195	62,284	623	12/15/2026
Chesf	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,275,156	22,752	1/15/2042
Chesf	Norte Energia	CEF	SPE	15.00%	1,050,000	1,218,880	12,189	1/15/2042
Chesf	Norte Energia	BTG Pactual	SPE	15.00%	300,000	348,251	3,483	1/15/2042
Chesf	IE Madeira	BASA	SPE	24.50%	65,415	77,112	771	7/10/2032
Chesf	IE Madeira	BNDES	SPE	24.50%	455,504	376,324	3,763	2/15/2030
Chesf	IE Madeira	Issuance of Debentures	SPE	24.50%	85,750	122,200	1,222	3/18/2025
Chesf	Chesf 1 Corporate Projects	Banco do Brasil	Corporate	100.00%	500,000	256,404	2,564	9/28/2018
Chesf	Chesf 2 Corporate Projects	CEF	Corporate	100.00%	400,000	253,531	2,535	2/27/2019
Chesf	IE Garanhuns S/A	BNDES	SPE	49.00%	175,146	154,009	1,540	12/15/2028
Chesf	Chesf 3 Corporate Projects	BNDES	Corporate	100.00%	727,560	393,417	3,934	6/15/2029
Chesf	Chesf 4 Corporate Projects	BNDES	Corporate	100.00%	475,454	238,320	2,383	6/15/2029
Chesf	UHE Sinop	BNDES	SPE	24.50%	256,270	175,203	1,752	6/15/2038
Chesf	Chesf 5 Corporate Projects	CEF	Corporate	100.00%	200,000	202,616	2,026	9/6/2021
Furnas	UHE Batalha	BNDES	Corporate	100.00%	224,000	150,921	1,509	12/15/2025
Furnas	UHE Simplício	BNDES	Corporate	100.00%	1,034,410	647,658	6,477	7/15/2026
Furnas	UHE Baguari	BNDES	Corporate	100.00%	60,153	36,357	364	7/15/2026
Furnas	SUNDRY	Banco do Brasil	Corporate	100.00%	750,000	758,618	7,586	10/31/2018
Furnas	BASA 2008 Rollover	Banco do Brasil	Corporate	100.00%	208,312	220,535	2,205	2/7/2018
Furnas	Innovation Projects	FINEP	Corporate	100.00%	268,503	161,366	1,614	11/15/2023
Furnas	Corporate Financing	Banco do Brasil	Corporate	100.00%	400,000	379,973	3,800	12/6/2023
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,594,159	1,999,596	19,996	3/15/2034
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,574,659	2,064,091	20,641	3/15/2034
Furnas	UHE Santo Antônio	BASA	SPE	39.00%	196,334	238,746	2,387	12/15/2030
Furnas	UHE Santo Antônio	Issuance of Debentures	SPE	39.00%	163,800	218,533	2,185	1/24/2023
Furnas	UHE Santo Antônio	Issuance of Debentures	SPE	39.00%	273,000	242,225	2,422	3/1/2024
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	435,508	376,498	3,765	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	217,754	190,533	1,905	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	4,009	2,861	29	9/15/2027
Furnas	Centroeste de Minas	BNDES	SPE	49.00%	13,827	8,929	89	4/15/2023
Furnas	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	26,829	268	10/15/2029
Furnas	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	26,936	269	10/15/2029
Furnas	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	28,276	283	10/15/2029
Furnas	IE Madeira	BASA	SPE	24.50%	65,415	77,112	771	7/10/2032
Furnas	IE Madeira	BNDES	SPE	24.50%	455,504	376,324	3,763	2/15/2030

Company	Project	Financing Bank	Modality	Company Stake	Value of Financing	Balance Owed on 12/31/2016	Balance Guaranteed by Eletrobras	End of Guarantee
Furnas	IE Madeira	Issuance of Debentures	SPE	24.50%	85,750	122,200	1,222	3/18/2025
Furnas	Teles Pires	BNDES	SPE	24.50%	296,940	336,361	3,364	2/15/2036
Furnas	Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	294,000	333,196	3,332	2/15/2036
Furnas	Teles Pires	Issuance of Debentures	SPE	24.50%	160,680	197,578	1,976	5/31/2032
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	2,418	1,759	18	5/15/2023
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	5,536	4,655	47	3/15/2028
Furnas	Belo Monte Transmissora de Energia S.A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	318,471	3,185	7/28/2029
Furnas	Belo Monte Transmissora de Energia S.A.	ABC	SPE	24.50%	18,375	19,264	193	5/31/2017
Furnas	Belo Monte Transmissora de Energia S.A.	Bank of China	SPE	24.50%	6,125	6,310	63	4/30/2017
Furnas	Belo Monte Transmissora de Energia S.A.	PINE	SPE	24.50%	6,125	6,313	63	5/31/2017
Furnas	Belo Monte	China	SPE	24.50%	93,100	96,894	969	3/31/2017
	Transmissora de Energia S.A.	Construction Bank
Furnas	Belo Monte Transmissora de Energia S.A.	ICBC	SPE	24.50%	9,800	9,849	98	6/30/2017
Furnas	Mata de Santa Genebra	Issuance of Debentures	SPE	49.90%	234,031	244,019	2,440	6/30/2017
Furnas	2012-2014 Investment Plan	BNDES	Corporate	100.00%	441,296	224,125	2,241	6/15/2029
Furnas	Empresa de Energia São Manoel	BNDES	SPE	33.33%	437,996	345,656	3,457	12/12/2038
Furnas	Empresa de Energia São Manoel	Issuance of Debentures	SPE	33.33%	93,332	98,119	981	12/15/2018
Amazonas	Amazonas	Acknowledgement of Debt - Petrobras/BR	Corporate	100.00%	2,405,979	2,831,333	28,313	1/30/2025
Eletroacre	Eletroacre	Acknowledgement of Debt - Petrobras/BR	Corporate	100.00%	91,774	82,979	830	1/30/2025
Boa Vista	Boa Vista	Acknowledgement of Debt - Petrobras/BR	Corporate	100.00%	19,320	16,101	161	12/31/2024
Cepisa	Corporate Project	CEF	Corporate	100.00%	94,906	50,749	507	8/30/2026
Ceal	Ceal Corporate Project	Banco IBM S/A	Corporate	100.00%	10,736	6,742	67	12/31/2019
Total					47,014,782	44,813,837	448,138

We recorded under the operational provisions for noncurrent liabilities the fair value of the amounts guaranteed by us over resources already disbursed by the financing banks. The provision is made based on the fair value of our guarantee, as shown below:

Provision Value
Guarantees owed on 12/31/2012	189,113
Changes in the period	83,682
Guarantees owed on 12/31/2013	272,795
Changes in the period	115,165
Guarantees owed on 12/31/2014	387,960
Changes in the period	30,266
Guarantees owed on 12/31/2015	418,226
Changes in the period	29,912
Guarantees owed on 12/31/2016	448,138

a)             UHE Simplício - project of our subsidiary Furnas, with an installed generating capacity of 333.7 MW*. The project has 100% Furnas participation. Accordingly, the guarantee 100% of the financing.

b)             UHE Jirau — SPE Energia Sustentável do Brasil, formed by the subsidiaries Eletrosul, CHESF and GDF Suez Energy, with installed capacity of 3,750 MW*. For the project two loans were taken out with BNDES, one direct and the other indirect, via intermediary banks, to be paid in 240 months. We guarantee the participation of each of our subsidiaries-Eletrosul (20%) and CHESF (20%).

c)              UHE Santo Antônio — SPE Santo Antônio Energia, formed by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia — FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. and Andrade Gutierrez Participações S/A, with an installed capacity of 3,568 MW*. We are consenting intervening party in afinancing with BNDES and with Banco da Amazônia, with our intervention limited to the participation of Furnas (39%).

d)             UHE Foz do Chapecó — SPE Foz do Chapecó Energia, whose power plant has an installed capacity of 855 MW*, with us guaranteeing of the contractual instruments with the BNDES, totaling, in substitution of a bank financing previously contracted, limited to the percentage of Furnas in shareholding the SPE (40%).

e)              Norte Brasil Transmissora — SPE — with participation of Eletronorte (24.5%) and Eletrosul (24.5%) and has as its objective the implementation, operation and maintenance of the Porto Velho/Araraquara transmission line, with an extension of 2,375 km*.

f)               Manaus Transmissora de Energia — SPE — which has the participation of Eletronorte (30%) and Chesf (19.5%) has as its objective to implement and operate 4 substations and a 585 km transmission line (LT Oriximiná/Itacoatiara/Cariri). We provides guarantee on two loans in this project (BASA and BNDES).

g)              IE Madeira — SPE Interligação Elétrica — with participation of Furnas (24.5%) and Chesf (24.5%). In this project, there is a counter guaranteed by us in the bank financing contracts, in guarantee of the short-term loan from the BNDES, limited to the participation of its subsidiaries. There is also a short-term loan from BNDES, in which we act as an intervening party in proportion to our subsidiaries interested in the SPE.

h)             UHE Belo Monte — SPE Norte Energia, with an installed capacity of 11,233 MW, of Chesf (15%), Eletronorte (19.98%) and Eletrobras (15%) in addition to other partners. The provision of our guarantee in favor of the SPE for the obligations by the insurer JMALUCELLI, under the guarantee insurance contract. We are also involved in a short term loan agreement with the BNDES.

i)                 Angra III — we are a guarantor for the financing of Eletronuclear with BNDES, to build the corporate project of the UTN Angra III.

j)                Norte Energia S.A. — a closed capital special-purpose company, for the purpose of performing all activites needed for the implementation, maintenance, and exploration of the Belo Monte Hydroelectric Power Plant (UHE Belo Monte). We hold 49.98% of the capital of Norte Energia.

k)             Teles Pires — a special purpose company, with the participation of Eletrosul (24.5%), Furnas (24.5%), Neoenergia (50.1%) and Odebrecht Energia (0.9%). It has an installed power of 1,820 megawatts, enough to supply a population of 5 million inhabitants.

l)                 Amazonas D — a closed capital company, our subsidiary. Responsible for provision of the public service of distribution of electricity to 22 cities in the state of Amazonas.

We do not have any other off-balance sheet arrangements that have or reasonably likely to have a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than the transactions described above.

F. Contractual Obligations

We set out below, on a consolidated basis, our long-term debt, long-term purchase obligations, leasing obligations, actuarial debt and obligations for asset retiring for the periods, including contractual interest obligations, when applicable, presented as follows:

	Payments due by period as of December 31, 2016
	2018	2019	2020	2021	2022 and after
	(in R$ millions)
Long-term debt obligations	15,719	7,274	7,274	7,274	8,298
Leasing obligations	140	140	140	140	475
Post-employment benefits	1,146	1,643	1,867	2,122	1,893
Decommissioning of nuclear power plants (1)	—	—	—	—	2,090
Purchase obligations	4,155	5,456	5,152	3,146	15,643
Generation	1,351	1,357	1,332	1,237	9,311
Transmission	—	—	—	—	—
Distribution	2,804	4,099	3,820	1,909	6,332
TOTAL	21,160	14,513	14,433	12,682	28,399

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors and Senior Management

We are managed by our Conselho de Administração (or Board of Directors), composed of up to ten members, and by our Board of Executive Officers, which currently consists of seven members. Our by-laws also provide for a permanent Conselho Fiscal (or Fiscal Council), which is made up of five effective members and their respective alternates. Pursuant to our by-laws, all members of our Board of Directors, Board of Executive Officers and Fiscal Council must be Brazilian citizens.

Board of Directors

The members of our Board of Directors are elected at the general shareholders meeting for a term of one year, reelection being permitted. As our majority shareholder, the Brazilian Government has the right to appoint seven members of our Board of Directors, of which six are appointed by the MME and one by the Ministério do Estado do Planejamento, Orçamento e Gestão (the Planning, Budget and Management Ministry). The minority shareholders have the right to elect one member, the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member and one director shall be elected as a representative of the employees of the company. Currently, our Board of Directors is composed of nine members. One of the members of the Board of Directors is appointed as Chairman. The address of our Board of Directors is Av. Presidente Vargas, 409 13º andar — Rio de Janeiro.

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

The table below sets out the current members of our Board of Directors and their respective positions. The mandate of each member of our Board of Directors expires at the next Ordinary Shareholders’ Meeting. Six members were elected by the Brazilian Government except for Mozart de Siqueira Campos Araújo and Jose Paes Rangel, who were elected by our minority shareholders. Jailson José Medeiros Alves was elected as a representative of our employees. On August 2, 2016, Jailson José Medeiros Alves was replaced by Carlos Eduardo Rodrigues Pereira. Given the lack of the minimum quorum in our by-laws the holders of preferred shares representing at least ten percent of our total capital were not able to elect one member of the Board of Directors under the Extraordinary Shareholders’ Meeting held on July 22, 2016. On April 28, 2017, our shareholders elected new members of the Board of Directors, who will join the management upon execution of the instruments of investiture.

Name	Position
José Luiz Alqueres	Chairman
Wilson Pinto Ferreira Junior	Director
Vicente Falconi Campos	Director
Ana Paula Vitali Janes Vescovi	Director
Elena Landau	Director
Carlos Eduardo Rodrigues Pereira	Director
Mozart de Siqueira Campos Araújo	Director
Esteves Pedro Colnago Júnior	Director
José Pais Rangel	Director

José Luiz Alqueres — Board Member: Mr. José Luiz Alqueres holds a degree in engineer from Pontifícia Universidade Católica do Rio de Janeiro in 1966. He subsequently attended social science at IFCS-UFRJ and did post-graduation courses in Brazil, the United States and France. He was a professor at PUC-Rio, FAU-UFRJ, IBMEC and FGV. He was National Energy Secretary in 1992. He was CEO of CERJ, Eletrobras, Alstom do Brasil, MDU do Brasil, Light Serviços de Eletricidade S.A. He also worked at Banco Nacional de Desenvolvimento Econômico e Social - BNDES, and he also held the position of officer of BNDESPAR and Banco Bozano Simonsen in addition to being member of several boards of directors of companies such as Calyon-Credit Lyonnais, FIP-Pactual, Rio Bravo and large companies from the energy sector such as Itaipu, Furnas, Chesf, Eletrosul, Eletronuclear, Cesp, CEMIG, EDP, CPFL, among others. He is currently partner and officer of JLA — JL Alquéres Consultores Associados Ltda., Rio Bravo Investimento.

Wilson Pinto Ferreira Junior — Board Member: Mr. Wilson Pinto Ferreira Junior holds a degree in Electrical Engineering from Escola de Engenharia da Universidade Mackenzie in 1981 as well as a degree in Business Administration from Faculdade de Ciências Econômicas, Contábeis e Administrativas da Universidade Mackenzie in 1983. He subsequently obtained a master’s degree in Energy from Universidade de São Paulo (USP) as well as several specializations, among which Work Safety Engineering (Universidade Mackenzie), Marketing (Fundação Getúlio Vargas) and Electricity Distribution Administration (Swedish Power Co.). In Companhia Energética de São Paulo (Cesp) he has held several positions, including Distribution Officer (1995 to 1998). He was Chief Executive Officer of RGE from 1998 to 2000, chairman of the Board of Directors of Bandeirante Energia S.A. from 2000 to 2001 and Chief Executive Officer of CPFL Paulista between 2000 and 2002. In 2002 he also was appointed Chief Executive Officer of CPFL Energia, position he has occupied up to 2016. He has also acted as President of Brazilian Association of Electricity Distributors — Abradee (Associação Brasileira de Distribuidores de Energia Elétrica) between the years of 2009 and 2010. He is the chairman of the board of directors of Furnas, Chesf, Eletronorte and Eletrosul.

Vicente Falconi Campos -  Board Member: Mr. Vicente Falconi Campos holds a degree in Engineering from Universidade Federal de Minas Gerais (UFMG) in 1963 and holds diplomas of M.Sc. and Ph. D. in Egineering by Colorado School of Mines, USA, obtained in 1968 and 1971. Founder and chariman of the board of directors of FALCONI — Consultores de Resultados, the largest management consulting company in Brazil. He is a board member of AmBev, Gerdau Group, Vale, Amil (“United Health”), Petrobras, B2W, among others. He is an emeritus professor of UFMG. He has been awarded the Medal Order of Rio Branco for services rendered to the nation. Chosen by the American Society for Quality Control as one of the “21 voices of the 21st century.” He has worked at JUSE — Union of Japanese Scientists and Engineers.

Ana Paula Vitali Janes Vescovi — Board Member: Mrs. Ana Paula Vitali Janes holds a degree in Economics from Universidade Federal do Espírito Santo. She holds a master degree in Public Sector Economy from Universidade de Brasília (2001) and a master degree in Public Administration from Escola Brasileira de Administração Pública da Fundação Getúlio Vargas do Rio de Janeiro — FGV/RJ. Between 2007 and 2010 she was president of Instituto Jones dos Santos Neves and Secretary of the State of Espírito Santo. Between 2010 and 2014 she was assistant to Senator Ricardo Ferraço. Between 2015 and 2016 she was Finance Secretary of the State of Espírito Santo and is currently National Treasury Secretary.

Elena Landau — Board Member: Mrs. Elena Landau holds a degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RIO) in 1976 and holds a master degree in Economics from PUC-RIO in 1982. Moreover, she is a lawyer graduated from PUC-RIO in 2006 and holds a post-graduation certificate on Corporate Law and Capital Markets from Fundação Getúlio Vargas FGV/RJ (2003) as well as a “Short Course on Regulation” from London School of Economics (2008). Since 2007 she is a partner at Sérgio Bermudes law firm. Between 2010 and 2011 she was Vice-President of the Electric Energy Commission from the Rio de Janeiro State Bar (OAB/RJ) and between 2007 and 2011 she was Coordinator of the Regulatory Legal Committee of ABCE — Associação Brasileira de Companhias de Energia Elétrica. Since 2010 she became general counsel of ABCE. Moreover, she has held several leadership positions in the public and private initiatives, such as Manager Officer of Bear Stearns Investment Bank in Brazil, officer of BNDES, responsible for the National Privatization Program (“Programa Nacional de Desestatização”), BNDES CEO Special Advisor, Sub-Chief of the Economic Department of National Industry Confederation (Confederação Nacional da Indústria). She is also currently a member of the bord of directors of Comgas.

Carlos Eduardo Rodrigues Pereira — Board Member: Mr. Carlos Eduardo Rodrigues Pereria holds a degree in electrical engineer from Universidade Federal do Rio de Janeiro (UFRJ). He holds a master’s degree in electrical engineering from COPPE/UFRJ (with emphasis on Electromagnetic Transients). He holds a MBA in Economy and Energy Management from COPPEAD/UFRJ, a certificate from IBGC on Formation of Members of Boards of Directors, a certificate on International Accounting Rules from FIPECAFI and a certificate in Regulation from FGV. At the beginning of his career in the power industry he worked at the Transmission Management Office of ONS, the National System Operator, where he remained between 2003 and 2004. He has also worked, between 2006 and 2010, at the laboratories of Centro de Pesquisas de Energia Elétrica (CEPEL), at the then denominated Lines and Stations Department (Departamento de Linhas e Estações), in researches related to the high-tension area. In 2010, he joined Eletrobras to work at the Transmission Planning Studies Division. In 2015, he started working at the Advisory Office for Regulation Management and Institutional Relations, where he remains up to this date.

Mozart de Siqueira Campos Araújo — Board Member: Mr. Mozart de Siqueira Campos Araújo holds a master degree in electrical engineer from Univerisidade de Pernambuco (UPE) in 1976, and holds a Ph.D. degree in electrical technology from Institut National Polytechnique of Grenoble, France, in 1979. He is also an associate professor since 1996 at the graduation course for electrical engineering at UPE as well as an executive of Itamarati Norte S.A. — Agropecuária (Energy/Investments company of the Brennand group). Since 2005 he is the chairman of the board of directors of ABAGEL — Associação Brasileira de Geração de Energia Limpa.

Esteves Pedro Colnago Júnior — Mr. Esteves Pedro Colnago Júnior holds a degree in Economics from Universidade de Brasília in 1996 and holds a master degree in Economic Sciences from Universidade de Brasília (2004). In addition, he has obtained a post-graduation certificate in Public Accounting, also from Universidade de Brasília, in 2000. Since 1998 he is an analyst of the Central

Bank of Brazil. Moreover, he was the General Coordinator of the Economic Policy Secretariat of the Ministry of Finance between 2005 and 2011 as well as Programs Officer of the Executive Secretariat of the Ministry of Finance between 2011 and 2015. In 2015 he held the positions of Programs Officer and Deputy Executive Secretary to the Executive Secretariat of the Ministry of Planning, Budget and Management, position he currently holds. Mr. Esteves Colnago Júnior is a member of the board of directors of Instituto de Resseguros do Brasil (IRB), he was once chairman of Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) and professor of Instituto de Ensino Superior de Brasília (IESB).

José Pais Rangel —  Mr. José Pais Rangel is a lawyer with great experience on publicly-held companies, having exercised the following roles at the Central Bank of Brazil: Capital Markets Inspector, Inspection Supervisor of Capital Markets, Inspection Regional Head of Capital Markets, Head of Public Debt Department, Market Transactions Manager, Project Coordinator and responsible for implementation of SELIC system in the Brazilian Financial Market, Founder and member of the Board of Trustees of CENTRUS — Fundação Banco Central de Previdência Privada, Coordinator of the Privatization Program of companies contolled by the Central Bank of Brazil, Chairman of the board of directors of Cia. América Fabril, member of the board of directors of Cia. Fábrica de Tecidos Dona Isabel, Advisor of the Presidency of the Republic — SEPLAN/Special Privatization Committee, Chief Executive Officer of Cia. Nacional de Tecidos Nova América, and liquidator of the following state-owned companies: DIGIBRÁS (Empresa Digital Brasileira S.A.), DIGIDATA (Eletrônica S.A.) and PROEL (Processos Eletrônicos Ltda.). He currently holds the following positions: Vice-President of Banco Clássico S.A., member of the board of directors of Companhia Distribuidora de Gás do Rio de Janeiro — CEG, member of the board of directors of Tractebel Energia S.A., member of the board of directors of Kepler Weber S.A. and member of the board of directors of Cia. Energética de Minas Gerais — CEMIG (all publicly-held companies). He is an Investment Funds Manager duly authorized by the CVM.

Board of Executive Officers

Our Board of Executive Officers is currently made up of seven members appointed by our Board of Directors for an unified three-year term, reelection being permitted. Historically, our Board of Executive Officers meets every week, or when called by a majority of the officers or by the Chief Executive Officer. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines. We have no control over appointments of our officers because all such appointments are made by our board of directors. The address of our Board of Executive Officers is Av. Presidente Vargas, 409 13º andar — Rio de Janeiro.

The members of our current Board of Executive Officers were appointed by our Board of Directors and their names and titles are set out below:

Name	Position
Wilson Pinto Ferreira Junior	Chief Executive Officer
Armando Casado de Araújo	Chief Financial and Investor Relations Officer
Carlos Eduardo Gonzalez Baldi	Chief Generation Officer
Alexandre Vaghi de Arruda Aniz	Chief Administrative and Legal Officer
Luiz Henrique Hamann	Chief Distribution Officer
José Antonio Muniz Lopes	Chief Transmission Officer
Lucia Maria Martins Casasanta	Chief Compliance Officer

Mr. Wilson Pinto Ferreira Junior — Chief Executive Officer: See “ — Board of Directors.”

Mr. Armando Casado de Araújo — Chief Financial Officer and Investor Relations Officer: Mr. Araújo has over 30 years of experience in the domestic electric power sector. He worked for Eletronorte as Budget Superintendent, Financial Superintendent and Chief Financial Officer Assistent since 1977. He was then appointed President of the Integração Transmissão de Energia S.A. He has worked at Eletrobras since June 2008 when he became the assistant to and substitute of the Chief Financial Officer. He was appointed as Chief Financial Officer and Investor Relations Officer on March 30, 2010. Mr. Araújo holds a degree in Business Administration from Faculdade de Ciências Exatas, Administrativas e Sociais de Brasília, and has completed several post-graduate courses in Finance. He is a member of the board of directors of Chesf and CGTEE.

Mr. Carlos Eduardo Gonzalez Baldi - Chief Generation Officer: Mr. Carlos Eduardo Gonzalez Baldi is a Mechanical Enggineer who graduated from Universidade Federal Fluminense (UFF) in 1988. He holds a post-graduation certificate in Solid Mechanics from Pontifícia Universidade Católica do Rio de Janeiro (PUC/RJ) obtained in 1994 and a specialization in Welding Engineering from the German Welding Association — DSV Mannheim GmbH obtained in 1995. He also holds a MBA in Business Management from Fundação Getúlio Vargas (2005) and is currently obtaining a certificate in Corporate Law at Fundação Getúlio Vargas. Since 2010 he is a partner and officer of HLCE — Consultoria e Assessoria Empresarial Ltda. Between 2011 and 2012 he was the Chief Executive Officer of the Pecém Harbor Project at Energia Pecém.  He is also currently the Chief Executive Officer of VLT Carioca.

Mr. Alexandre Vaghi de Arruda Aniz — Chief Administrative and Legal Officer: Mr. Aniz is a lawyer, graduated from Mackenzie University and specialized in Corporate Income Tax by Apet. He served as vice president and acting president of the Commercial Registry of the State of São Paulo. In the private sector he was the CEO and chairman of the Board of Directors of 3e Energia e Participações S.A.  He was an assistant of the Deputy Samuel Moreira, and chief of the office of the Deputy. He is also a chairman of the board of directors of Eletropar and a member of the board of directors of Eletronet.

Mr. Luiz Henrique Hamann — Chief Distribution Officer: Luiz Henrique Hamann is a Business Administrator who graduated from Faculdade Católica de Ciências Humanas/DF and who holds a MBA in Business Management from Fundação Dom Cabral. Between 2011 and 2013, and also between 2015 and 2016, Mr. Luiz Henrique Hamann was Assistant to Eletrobras’ Chief Financial and Investor Relations Officer. Between 2013 and 2015 he was Chief Executive Officer of Companhia Energética de Roraima (CERR).

Mr. José Antonio Muniz Lopes — Chief Transmission Officer: Mr. Lopes was appointed Chief Executive Officer of Eletrobras on March 6, 2008. On March 4, 2008 at the Extraordinary General Stockholders Meeting he was elected a member of our Board of Directors. Mr. Lopes has held several executive positions in companies in the Eletrobras group, such as Chief Executive Officer and Director of Planning and Engineering at Eletronorte respectively from 1996 to 2003 and 1989 to 1990, Chief Executive Officer, Managing Director and Chief Financial Officer at Chesf from 1992 to 1994 and Chief Executive Officer at Eletrobras from March 2008 to February 2011. Mr. Lopes was also Deputy Director of the National Department of Energy Development — DNDE of theMME, where he also served as the Executive Secretary. Mr. Lopes holds a degree in Electrical Engineering from the Universidade Federal de Pernambuco. He is an expert in the Brazilian electricity sector in which he has worked for more than 30 years.

Ms. Lucia Maria Martins Casasanta — Chief Compliance Officer: Ms. Lucia Maria Martins Casasanta is an Economist graduate from Universidade Federal de Minas Gerais in 1983, as well, as an Accountant graduate from Universidade Santa Úrsula, in Rio de Janeiro, in 1993. She also holds a master degree in Business Administration from IBMEC RJ, in 2016, and a post-graduation certificate in Financial Management from Fundação Dom Cabral,  in 1984. Her professional experience includes 30 years working with Audit & Risk Management functions, of which 13 years as a Partner. Between 1984 and 2002 she acted as an auditor at Arthur Andersen, holding positions ranging from trainee to partner. From 2002 to 2013 she acted as an Audit and Risk Management partner at Deloitte. She is also a coordinator of Rio de Janeiro’s chapter of Instituto Brasileiro de Governança Corporativa (IBGC) and  a member of the Compliance Committee at Brazilian Fast Food Corp. — BFFC.

B. Compensation

The compensation of our Board of Directors, Board of Executive Officers and Fiscal Council is determined by our shareholders at the Ordinary Shareholders’ Meeting held within the first four months of the financial year. That compensation may also include a profit sharing amount at the discretion of our shareholders.

For 2016, 2015 and 2014, the aggregate consolidated compensation paid to our Directors, Officers and members of the Fiscal Council (excluding that paid by Itaipu) was R$52.3 million, R$42.8 million and R$35.9 million, respectively.

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

In addition, the Fiscal council supervises management to ensure compliance with our By-Laws and constitutive documents obligations.

The current members of our Fiscal Council as of December 31, 2016, set out in the table below, and respective alternates were elected during the general shareholders meeting held during April 29, 2016 and in which we elected five members and respective alternates to the Fiscal Council. Their terms of office are due to end at the ordinary shareholder meeting scheduled for 2017.

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

D. Employees

As of December 31, 2016, we (excluding Itaipu) had a total of 23,190 salaried employees compared to 22,205 employees as of December 31, 2015 and 22,215 as of December 31, 2014. Eletrobras as a holding company, excluding Itaipu and other subsidiaries, had 982 employees as of December 31, 2016.

As a mixed capital company, we cannot hire employees without a public contest. A public contest involves us placing advertisements in the Brazilian press for open positions and inviting applicants to sit an examination. The last public contest at the holding company took place in 2010, as a result of which we hired approximately 35 new employees. Over the course of 2016, CEAL, CEPISA and Boa Vista Energia held a public contest in order to meet the Termo de Ajuste de Conduta. Public contests for Eletronuclear and Eletrosul were approved and Furnas has an ongoing valid public contest. In total, we hired 1,137 new employees in 2016

The following table sets out the number of employees hired by our companies in the periods indicated:

	Number of Outsourced Employees as of December 31,
Subsidiary	2016	2015
Eletronorte	0	362
Furnas	1,070	1,178
Total	1,070	1,540

The national collective bargaining agreement encompasses all subsidiaries of Eletrobras and its purpose is to unify procedures and policies by having all negotiations with employees’ representatives taking place concurrently.

These negotiations are made on a national level with representatives of several unions and associations, such as: Federação Nacional dos Urbanitários; Federação Nacional dos Engenheiros; Federação Nacional dos Trabalhadores em Energia, Água e Meio Ambiente; Federação Nacional dos Administradores; Federação Interestadual do Sindicato de Engenheiros; Federação Nacional dos Técnicos Industriais; Federação Regional dos Urbanitários do Nordeste; Federação Nacional das Secretárias e Secretários; Sindicato Nacional dos Advogados e Procuradores de Empresas Estatais; and Sindicatos dos Urbanitários de Alagoas, Rio de Janeiro, Distrito Federal, Amapá, Rondônia, Roraima, Maranhão, Amazonas, Mato Grosso, amongst others. There are 86 unions distributed throughout these Federations, and Federação Nacional dos Urbanistas —FNU and Federação Nacional dos Trabalhadores em Energia, Água e Meio Ambiente — FENATEMA represent 85% of the unions.

During the negotiation process of the national collective bargaining agreement in 2016, the unions went on strike for an undetermined time and the Eletrobras Companies filed a collective bargaining for the strike in the Superior Labor Court (Tribunal Superior do Trabalho — TST). The collective bargaining agreement 2016/2018, which covers all of the Eletrobras companies’s empolyess, has already been concluded with the mediation of the Deputy-Justice of the Court.

The provisions of the previously existing collective bargaining agreement were renewed, with the replacement of IPCA, as disclosed by Instituto Brasileiro de Geografia e Estatística — IBGE, having the following results:

(i) 5% of readjustement retroacting to May 1, 2016, with payment made in the payroll of July 2016;

(ii) 9.28% applied to the base salary table of April 30, 2016, with payment made in September 15, 2016; and

(iii) for the second year of the national collective bargaining agreement 2016/2018, the adjustment corresponds to the full IPCA rate regarding the period between May 1, 2016 and April 30, 2017, entering into effect on May 1, 2017, for the employees with work contracts valid in this date.

E. Share Ownership

As of December 31, 2016 none of the members of the Fiscal Council held our shares. The following tables show current ownership of our shares by members of our Board of Directors and Board of Executive officers:

Board of Directors

Name	Number of Preferred Shares held		Number of Common Shares held
José Luiz Alqueres	—		—
Wilson Pinto Ferreira Junior	—		—
Vicente Falconi Campos	2,260,800	(1)	—
Ana Paula Vitali Janes Vescovi	—		—
Elena Landau	—		—
Esteves Pedro Colnago Júnior	—		—
Carlos Eduardo Rodrigues Pereira	—		—
José Pais Rangel	56,000		32,000
Mozart de Siqueira Campos Araújo	—		—

(1)         Through exclusive fund Star Tours.

Board of Executive Officers

Name	Number of Preferred Shares held	Number of Common Shares held
Wilson Pinto Ferreira Junior	—	—
Armando Casado de Araújo	—	—
Carlos Eduardo Gonzalez Baldi	—	—
Alexandre Vaghi de Arruda Aniz	—	—
Luiz Henrique Hamann	—	—
José Antonio Muniz Lopes	—	1
Lucia Maria Martins Casasanta	—	—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2016, the aggregate amount of our outstanding capital stock was R$31,305 million, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436,883 outstanding class “B” preferred shares. This represented 80.3%, 0.01% and 19.6% of our aggregate outstanding capital stock respectively.

As of December 31, 2015, the aggregate amount of our outstanding capital stock was R$31,305 million, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436,883 outstanding class “B” preferred shares. This represented 80.3%, 0.01% and 19.6% of our aggregate outstanding capital stock respectively.

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2016 and December 31, 2015:

As of December 31, 2016

			Class A Preferred		Class B Preferred
Shareholder	Common Shares		Shares		Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	554,395,652	51%			1,544	0%	554,397,196	41%
BNDES Participações S.A	141,757,951	13%			18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%			18,262,671	7%	92,807,935	7%
FND	45,621,589	4%				0%	45,621,589	3%
FGHAB	1,000,000	0%				0%	1,000,000	0%
CEF	2,722,864	0%				0%	2,722,864	0%
Others	267,006,977	25%	146,920	100.00%	228,481,566	86%	495,635,463	37%
Under BM&FBOVESPA Custody	265,466,269	24%	81,492	55.47%	209,002,148	79%	474,549,909	35%
Resident	135,209,344	12%	81,491	55.47%	78,955,135	30%	214,245,970	16%
Non Resident	99,806,957	9%	1	0.00%	113,291,398	43%	213,098,356	16%
J.P. Morgan Chase Bank	30,449,968	3%	0	0.00%	16,755,615	6%	47,205,583	3%
Others	1,540,708	0%	65,428	44.53%	19,479,418	7%	21,085,554	2%
Resident	1,540,462	0%	65,401	44.51%	19,479,205	7%	21,085,068	2%
Non Resident	246	0%	27	0.02%	213	0%	486	0%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

As of December 31, 2015

Shareholder	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
	(number)%		(number)%		(number)%		(number)%
Brazilian Government	554,395,652	51.00%			1,544	0.00%	554,397,196	40.99%
BNDES Participações S.A	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%				0.00%	45,621,589	3.37%
FGHAB	1,000,000	0.09%				0.00%	1,000,000	0.07%
CEF	8,701,564	0.80%				0.00%	8,701,564	0.64%
FGI		0.00%			8,750,000	3.30%	8,750,000	0.65%
Others	261,028,277	24.01%	146,920	100.00%	219,731,566	82.78%	480,906,763	35.55%
Under BM&FBOVESPA Custody	259,494,572	23.87%	81,384	55.39%	206,903,805	77.95%	466,479,761	34.49%
Resident	124,893,621	11.49%	81,383	55.39%	90,516,497	34.10%	215,491,501	15.93%
Non Resident	53,229,265	4.90%	1	0.00%	95,124,435	35.84%	148,353,701	10.97%
J.P. Morgan Chase Bank	81,371,686	7.49%		0.00%	21,262,873	8.01%	102,634,559	7.59%
Others	1,533,705	0.14%	65,536	44.61%	12,827,761	4.83%	14,427,002	1.07%
Resident	1,533,459	0.14%	65,509	44.59%	12,827,548	4.83%	14,426,516	1.07%
Non Resident	246	0.00%	27	0.02%	213	0.00%	486	0.00%

Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

B. Related Party Transactions

We administer certain funds, including the RGR fund, CCC Account and CDE Account, on behalf of the Brazilian Government, our controlling shareholder. According to Provisional Measure No. 735, as from May 2017 the funds will be transferred to CCEE.

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

In addition, we have also made a number of loans to our subsidiaries. For further details please see the description in “Item 4. B, Information on the Company — Business Overview — Lending and Financing Activities — Loans Made by Us.”

We believe our transactions with related parties are conducted on market terms.

For further information see note 45 to our consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 18. Consolidated Financial Statements.”

Litigation

As of December 31, 2016, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute considering that in this cases where there is a present obligation (legal or constructive) as a result of a past event, it is probable (more likely than not) there will be an outflow of resources that embodies economic benefits to settle the referred obligation, and the amount to settle the obligation can be estimated reliably. As of December 31, 2016, we provisioned a total aggregate amount of approximately R$20,729 million in respect of our legal proceedings, of which R$591 million were related to tax claims, R$18,730 million were related to civil claims and R$1,409 million were related to labor claims.

Investor Class Actions

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

The plaintiffs have not specified the amount of damages they are seeking, although such amount, when specified, could be material to us.  On April 15, 2016, we filed a motion to dismiss the second amended complaint, which was fully briefed and then submitted to the Court on June 17, 2016.

On March 27, 2017, the Court issued a decision that granted in part and denied in part defendants’ motion to dismiss the second amended complaint.  All claims against José Antonio Muniz Lopes Lopes, our former CEO, were dismissed, as were scheme liability claims against José da Costa Carvalho Neto, our former CEO, and Armando Casado de Araújo, our current CFO, under Section 10(b) of the Exchange Act and Rule 10b-5(a) and (c) promulgated thereunder.  The motion to dismiss was otherwise denied as to the remaining claims.  The decision does not create any financial obligation for us, and the case will now move into the class certification and discovery phases.  The deadline to answer the second amended complaint currently is May 5, 2017.  These legal proceedings, if decided against us, could have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future.

Criminal Proceedings

With respect to the criminal proceedings involving former Eletronuclear employees, we are cooperating with the prosecution, resulting in us being granted access to court documents and allowing us to question witnesses and co-defendants.

Labor Proceedings

As of December 31, 2016, we were party to a number of labor proceedings brought by our employees, former employees and employees of some of our service providers against us, involving a total amount of R$1,409 million. Most of those proceedings relate to overtime compensation and its indirect effects, salary equalization, pension payments and payment of rescisory amounts. Although we are a party to a significant number of labor proceedings, we believe that none of those proceedings, when considered individually, could materially adversely affect our results of operations or financial condition.

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

The Union of Workers in Urban Industries of the state of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Ceal who are seeking supposed salary differences in light of the implementation of the Bresser Plan. The lawsuit is currently in execution process to ratify the lower court’s calculations in the amount of R$722 million. The amounts were contested by CEAL by submitting two arguments: one restricted to the reference date and another contesting the amounts presented by the Union without restriction to the reference date. If the restriction to the reference date is accepted, calculations will be reduced to R$3.4 million and the amount accrued by CEAL and assessed by legal counsels as more likely than not that an outflow is restricted to the reference date. The 5th Panel of the Superior Labor Court started to judge the appeal discussing the need to examine the pre-execution arguments. The reporting judge, Judge Emmanoel Pereira, and Judge Maria Helena Mallmann voted for dismissal of the appeal. The process is currently under analysis by Judge Caputo Bastos.  As of December 31, 2016, we recognized a provision of R$11.1 million in our consolidated financial statements.

Compulsory Loans

Pursuant to Law No. 4,156 of November 28, 1962 certain end-users of electricity were required to make “compulsory loans” to us (through collections by distributors) in order to provide funds for the development of the electricity sector. Industrial customers consuming over 2,000 kWh of electricity per month were required to pay an amount equivalent to 32.5% of each electricity invoice to us in the form of a compulsory loan, which was repayable by us within 20 years of draw-down. Interest on the compulsory loans accrues at IPCA — E plus 6.0% per annum. Law No. 7,181 of December 20, 1983, extended the compulsory loan program until December 31, 1993 and provided that such loans may, subject to shareholder approval, be repaid by us in the form of an issue of preferred shares at book value, in lieu of cash.

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

As of December 31, 2016, there were 5,047 outstanding lawsuits filed by consumers against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. Of those lawsuits, 1,954 have been decided against us and are currently at the execution phase. The total amount involved in these lawsuits is unadjusted for monetary correction and required expert assessment to be estimated with accuracy. In the course of execution proceedings, we have been required to pledge some of our assets, consisting mainly of preferred shares held by us in other electricity sector companies. As of December 31, 2016, we provisioned R$13.9 billion to cover losses arising from unfavorable decisions in these lawsuits.

The dispute was taken to the Superior Court of Justice (STJ), which ruled on the merits. An appeal, however, was filed at the Supreme Court (STF) and is pending judgment.

Although the matter was brought before the Supreme Court, in view of the Superior Court’s decision, issued according to Article 543-C of the 1973 Civil Procedure Code, the claims filed continue to be processed regularly and some decisions against us have already been issued. We have been ordered to pay the inflation adjustment differences for that period and, as a result, many enforcement claims have been filed. In such claims, the parties are discussing how to calculate the amount due.

However, during the third quarter of 2015, the Superior Court issued decisions setting the parameters for these calculations, taking into consideration some arguments by us, but not all of them, which resulted in adjustments to our calculation methodology and risk classification for these claims and the consequent changes in the provisions for contingencies. As this decision was considered a subsequent event for our 2014 financial statements, under IAS 10, we have reflected an additional R$4.1 billion in provisions relating to those compulsory loans.

We are also involved in approximately 2,039 pending lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “obrigações da Eletrobras.” However, we believe we have no further liability in respect of these bonds because they have an expiration date for presentation and this date has now passed.

Tax Proceedings

Annulment Claim

This is a claim for annulment regarding a tax credit determined in administrative proceeding No. 16682.720330/2012 (collection of PIS/COFINS on RTE and Itaipu). On July 6, 2015, Furnas made a judicial deposit in the amount required at the time, totaling R$117.3 million. Furnas has yet to file its response. No impact is expected considering that there was a judicial deposit of the amount involved. As of December 31, 2016, the total amount provisioned was R$143.1 million.

Tax Judicial Proceeding No. 0075104-45.2016.814.030

This concerns a tax assessment notice concerning the lack of payment of the fee for the Control, Monitoring and Supervision of Activities of Exploration and Utilization of Water Resources, or TFHR, intended to finance the monitoring and use of water resources in the State ofPará from April to June 2015.

At the administrative sphere, the impugnation, appeal and motion for review were rejected. The administrative proceeding was subsequently dismissed. A judicial lawsuit was filed and is being discussed before the Pará State Court, or TJPA. An injunction was granted suspending the need for payment of the debt, as well as to avoid any action seeking the collection of TFHR, even if related to other periods. The State of Pará filed an interlocutory appeal. The injunction was suspended by the appeal judge responsible for the report on the interlocutory appeal. On account of this suspension Eletronorte filed a new appeal that is yet to be reviewed by TJPA. In addition, given that ANEEL informed it was an interested party to the lawsuit, the court records have been submitted to the Federal Courts, but the Federal judge rejected acceptance of the lawsuit due to lack of authority, and, accordingly, the court records will be submitted back to TJPA, a State Court.

Without this injunction the tax became once again due, thus enabling the State of Pará to file a Tax Foreclosure (Lawsuit No. 0023173-66.2016.4.01.3900 in course before the 6th Federal Court of Belém). Under this lawsuit, assets of Eletronorte  have been indicated as being subject to a judgment lien, but the State of Pará has not yet informed if they are in agreement with these assets. In addition, the State of Pará made an out-of-court protest of bill that caused Eletronorte to file a claim to suspend the protest of bill (Lawsuit No. 0023107-86.2016.4.01.3900).  However, as of the date of this annual report no injunction has been obtained under this lawsuit.

Pará state law is also being disputed before the Federal Supreme Court (STF) by means of Direct Action of Unconstitutionality (Ação Direta de Inconstitucionalidade) No. 5374 filed by Confederação Nacional da Indústria — CNI. Eletronorte has asked to join this lawsuit as amicus curiae and is currently waiting to be accepted. Under this lawsuit the Federal Government Attorney’s Office (Procuradoria Geral da República) has issued an opinion in which it requests this state law of Pará to be declared unconstitutional and that its effectiveness should be suspended. The amount involved is R$354.7 million as of December 31, 2016.

Tax Administrative Proceeding No. 16682.721.073/2014-51

Tax administrative proceedings relating to the collection of a fine regarding the social contribution due as a result of the offset made by Furnas without using PER/DCOMP. A tax assessment notice was issued seeking to collect social contribution, default interest and a proportional fine because of the disallowance made by the tax agent due to the use of credits by Furnas related tax losses recorded in

2007.  This proceeding is currently in the administrative appeal stage. As of December 31, 2016, the amount involved is R$277.4 million.

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

In northern Brazil, Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plant of Balbina, in the State of Amazonas. The lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. The total amount involved, which has been recognized as a provision, was approximately R$283.5 million.

Mendes Jr.

As of December 31, 2012, Chesf was involved in significant litigation proceedings with Mendes Jr., a Brazilian construction contractor. Chesf and Mendes Jr. entered into an agreement in 1981 providing for certain construction work to be performed by Mendes Jr. The agreement, as amended, provided that, in the event of delays in payments due by Chesf to Mendes Jr., Mendes Jr. would be entitled to default interest at the rate of 1.0% per month, plus indexation to take account of inflation. During the performance of the work, payments by Chesf were delayed and Chesf subsequently paid default interest at the rate of 1.0%, plus indexation, on such delayed payments. Mendes Jr. alleged that as it had been required to fund itself in the market in order not to interrupt the construction work, it was entitled to be reimbursed in respect of such funding at market interest rates, which were much higher than the contractual default interest rate.

The lower court judge dismissed Mendes Jr.’s claims and Mendes Jr. appealed to the Appellate Court of the State of Pernambuco, or the Appellate Court. The Appellate Court reinstated Mendes Jr.’s claims and ultimately declared Chesf liable to reimburse Mendes Jr.’s funding costs in respect of the delayed payments at market rates, plus legal fees of 20.0% of the amount of the dispute, with the total being indexed at market rates until the actual payment date. Chesf’s appeal of the Appellate Court’s order to the Federal Superior Court, or STJ, was dismissed on jurisdictional grounds. Mendes Jr. then filed a second lawsuit in a State court in Pernambuco to order Chesf to pay for the actual losses incurred by Mendes Jr., and to determine the amount payable. In the enforcement proceedings, the lower court ruled in favor of Mendes Jr., but the Appellate Court ruled in favor of Chesf, annulling the lower court’s judgment in the enforcement proceedings. Mendes Jr. appealed this ruling of the Appellate Court to the STJ and to the Federal Supreme Court, which were rejected. At the same time, the Brazilian government also requested the STJ to permit the government to participate in the proceedings as Chesf’s assistant. In December 1997, the STJ decided that: (i) the second proceedings should be recommenced from the trial court phase; (ii) the Brazilian government should participate in the proceedings as Chesf’s assistant; and (iii) the second proceedings should be heard before Brazilian federal courts instead of the state courts to which it was originally submitted. The second proceedings recommenced in the Brazilian federal courts to determine the final amount to be paid by Chesf to Mendes Jr. An expert was called to determine the amount of the claim, and had his finding challenged by Chesf. As a consequence, the court decided to reject the expert’s opinion but fixed the criteria which should be applied to determine the amount due. Mendes Jr. has appealed, requesting that the court require Chesf to pay the amount determined by the expert. Chesf and the Brazilian government have also appealed, requesting that the lawsuit should be terminated since there is no evidence Mendes Jr. obtained loans to conclude the construction. On October 25, 2010, the Regional Federal Court of the 5 Region held the appeals filed by Chesf and the Brazilian government and ruled the lawsuit had no merit. Mendes Junior filed an appeal against this decision before the 5 Region Federal Court, which was denied.

Mendes Junior filed an appeal against such denial, which was rejected by the Brazilian Superior Court of Justice on March 19, 2015. Mendes Junior then filed a final appeal before the Brazilian Federal Supreme Court against the decision of the Brazilian Superior Court of Justice, this final appeal was denied by the single Justice and is now pending judgment by the relevant chamber. The initial amount pleaded by the plaintiffs was of approximately R$7 billion (not considering inflation). As of December 31, 2016, we had no provisions related to this matter. Considering the decision of the Regional Federal Court, the Brazilian Superior Court of Justice and the Brazilian Federal Supreme Court, the likelihood of a financial obligation at the conclusion of this matter has been assessed as remote. See note 30 to our consolidated financial statements.

Xingó Plant “K Factor”

As of December 31, 2016, Chesf was also involved in litigation with the consortium responsible for building the Xingó plant, or the Xingó Consortium, and we recognized a provision of R$1,287 million in our consolidated financial statements. In connection with the construction of the Xingó plant, Chesf and the Xingó Consortium entered into a construction agreement that was amended in 1988 to provide for an additional inflation adjustment (referred to as the “K factor”) to be added to certain monetary correction payments required to be made by Chesf to the Xingó Consortium under the agreement. This amendment resulted in payments by Chesf to the Xingó Consortium that were higher than the payments that the original Request For Proposal, or RFP, for this project indicated would be paid to the successful bidder.

In 1994, Chesf unilaterally ceased applying the K factor to its payments to the Xingó Consortium (and consequently reduced its payments to the Xingó Consortium to the amount that Chesf would have had to pay if the K factor had not been applied to such payments) and filed a lawsuit against the Xingó Consortium seeking reimbursement for the additional amounts paid pursuant to the K factor adjustment, claiming that the use of an indexation system more favorable to the Xingó Consortium than the one originally provided for by the RFP was illegal under public bidding rules. The Xingó Consortium also filed a lawsuit against Chesf requiring full payment of the amounts due applying the K factor. Chesf’s lawsuit was rejected and Xingó Consortium’s lawsuit was decided favorably to the plaintiff, ordering Chesf to pay the amounts corresponding to the application of the K factor. Chesf and the Brazilian government, which is acting as the first’s assistant on the lawsuit, have appealed to the Superior Court. In August, 2010, the Superior Court granted one of those special appeals submitted by Chesf, reducing the value of the cause, which means a substantial reduction in the honorariums that may be paid in the main lawsuit. The same Superior Court rejected the remaining special appeals submitted by Chesf and the Federal Union, and therefore maintained the decision of the Pernambuco State Court, which dismissed the declaratory action filed by Chesf and granted the counterclaim submitted by the defendants, which resulted in Chesf submitting requests for clarification, which went to trial in December 2012, and were concluded in December 2013, and were all rejected.

At the same time, and since the conclusion of the processing of the fact in the ordinary instances, the defendants have been taking various initiatives before the ordinary Pernambuco State Court, to obtain enforcement of the sum requested in the counterclaim.

In August 2013, the defendants took the initiative before the 12th Civil Court of Recife, in the State of Pernambuco, to obtain provisional enforcement of the sums which, by their own calculations, would be the correction of the sum granted them by the Pernambuco State Court. In this case, Chesf was ordered to pay the sums in question, but submitted a “pre-enforcement challenge” (pointing out, supported by Superior Court case law, various irregularities in the procedures that would immediately disallow this provisional enforcement, without prejudice to other specific topics challenged in the calculations of the defendants themselves due to the Pernambuco State Court’s ruling). After a response from the defendants and a response from Chesf, on December 31, 2013 the process was awaiting court examination of this “challenge.” On August 22, 2014 the pre-enforcement challenge was dismissed, and the seizure via the Central Bank electronic system of R$948.7 million was ordered. A surety bond was offered for R$1.3 billion in place of the online seizure, which was accepted on August 28, 2014 by the Judge of the 12th Civil Court, who ordered the immediate release of the sum seized. An appeal filed by the Consortium caused the suspension on September 15, 2014 of the effects of the decision which ordered the release of the sum; however, on September 24, 2014, the court quashed the Requests for Clarification filed by Chesf regarding the provisional execution, for lacking the condition of admissibility, and therefore revoked the constriction measures ordered incidentally.

The Consortium filed a claim, assigned to the 6th Civil Chamber of the Pernambuco State Court on November 6, 2014. According to the second instance award published on January 13, 2015, the complaint was not acknowledged. In view of a motion for clarification filed by the defendants a new award was granted on February 3, 2015, in which the previous decision to not acknowledge the complaint was reversed. Under this new award the Court accepted the liquidation offered by the defendant with the subsequent submission of the court records to the judicial accountant for the proper calculations. Chesf filed an interlocutory appeal and an appeal for amendment of judgment in order to contest this new award granted by the Court, given that the first award had already resolved on not proceeding with the preliminary foreclosure. However, the interlocutory appeal was denied and, on April 13, 2015, the appeal for amendment of judgment was rejected under the argument that these were measures to simply postpone the effect of the award, having, therefore, the second award of the Court been maintained with the subsequent submission of the court records to the judicial accountant for the proper calculations. The Consortium submitted an interlocutory appeal which allowed the judge of the 12th Civil Court of Recife to proceed with an account pledge of R$1 billion, excluding attorneys’ fees. As of December 31, 2015, the Judiciary branch blocked R$360 million from that account. The Consortium appealed the requirement that 25% of Chesf’s revenues should be pledged and that the amount previously blocked should be released. However, the judge, and the Pernambuco State Court, rejected this appeal.

On February 24, 2016, a new decision of the 12th Civil Court of Recife granted a request to pledge government bonds held by Chesf in order to, supplement the amount that had already been blocked. The 12th Civil Court of Recife accepts preliminary procedures that seek to foreclose existing awards (“cumprimento provisório de sentença”). Under this procedure, which has been requested by the Consortium, (i) the judge approved the calculation elaborated by the judicial accountant that resulted in a preliminary principal amount award (dated as of April 2015) of approximately R$1.035 billion and with which Chesf disagrees; (ii) the guarantee insurance presented by Chesf, which had been accepted by the judge, was later rejected by the Pernambuco State Court; (iii) as of September

2016 financial banking assets of Chesf have been pledged in the approximate amount of R$500 million; and (iv) Chesf filed interlocutory appeal and a claim that are yet to be reviewed by the Pernambuco State Court. Chesf has also filed special and extraordinary appeals before the Superior Court of Justice (STJ) and before the Federal Supreme Court (STF), respectively. The special appeal is yet to be reviewed by the STJ while extraordinary appeal will only be judged by the STF after the STJ has granted an award on the matter.

Considering the development of all of the proceedings referred to above and the appellate rulings Management, based on the opinion of its legal advisors and on calculations that took into account the suspension of payments related to Factor K and their respective monetary correction, determined it would recognize a R$1,169.3 million provision as of December 31, 2016 under “Non-Current Liabilities”, and an additional R$ 117.7 million in relation to the amount of the conviction in receivership fees in favor of the patrons of the parties adverse to Chesf (these fixed at the rate of 10% on the value of the main conviction  plus R$ 100 thousand).

Chesf — Fazenda Aldeia Litigation

The trustees of the estate of Aderson Moura de Souza and his wife commenced a suit for damages against Chesf with respect to 14,400 hectares of land. A lower court determined that there were grounds for the claim and ordered Chesf to pay R$50 million, corresponding to the principal amount plus interest and monetary restatement. In December 2008, Chesf filed an appeal with Court of Justice of the State of Bahia. On March 2009, this lawsuit was transferred to the federal courts, which nullified the order for damages. The 1st Region Federal Court partially affirmed the original order, but its decision has been suspended as one of the judges has requested more time to rule on the case. On June 30, 2011, Chesf’s appeal was granted partial relief. According to a decision published on June 24, 2011, the court rejected the plaintiff’s appeal. On September 30, 2011, a termination action was filed before the 1st Region Federal Court. On December 31, 2011, an injunction to interrupt the execution of the main proceeding was granted. As of December 31, 2015, we had not yet received the judgment of the appeal. In January 2016, the Federal Prossecutor Officer opined for the termination of the action. Chesf has recognized a provision of R$100 million in relation to this proceeding. For a further discussion of this suit, see note 30 to our financial statements as of and for the year ended December 31, 2016.

Amazonas D as debtor in several energy supply agreements

Amazonas D is a defendant in lawsuits seeking payments, fines and charges for alleged delays and defaults caused by Amazonas D in fulfilling obligations arising from contracts with Independent Power Producers - PIE’s. These lawsuits are the result of Amazonas D’s lack of payment or delayed payment of invoices. These lawsuits were filed against our subsidiary Amazonas D, and we have been named a defendant in them as we are the guarantor and main debtor of Amazonas D in several energy supply agreements.

As for the claims related to this subject matter, some have been dismissed (decisions favorable to us) by lower courts while others were granted (unfavorable to us) also by lower courts, and others are pending judgment. In the cases that were judged against us, we have filed appeals that are currently pending judgment.

The cases that were dismissed or have not yet been judged by lower courts had their chances of loss estimated as being unlikely, considering that there is no present obligation for each of these cases and therefore no provision have been recongnized. However, the claims that were judged against us had their risk rating adjusted to probable, since they are mainly related to the examination of facts and evidences, it is unlikely that the higher courts will overturn the lower court’s decisions. The amount recognized as a provision as of December 31, 2016 was R$965 million for Amazonas D.

Amazonas D -  Gas Supply Contract — CIGÁS — Limitation of the Volume of Gas

Regarding the amount of the CCC Account for generation costs of our subsidiary Amazonas D, there is a possibility that the amount of the reimbursement from the CCC Account, Order No. 314 of February 2, 2016, will not be sufficient to cover the Daily Contracted Quantity (“QDC”) of 5,420,000 m3 / day as established in the Natural Gas Purchase and Sale Agreement, between Amazonas D and CIGAS/Petrobras.

In 2017, ANEEL through Ratifying Resolution No. 2,202, which approved the annual budget of the CDE Account for the year 2017, maintained the same limitation for reimbursement referring to the gas volume at the level of 2016. Amazonas D entered motions for reconsieration with ANELL given the budget limitations imposed by ANEEL, which are pending review.

However, with regard to the limitation of the reimbursement of the volume of gas, Amazonas D assesses the risk of materialization of the financial outlay as low, as it understands that ANEEL cannot create a provision that limits the coverage of the reimbursement of generation costs defined by Law No. 12,119/2009 and reinforced by Law No. 13,299/2016.

Additionally, Amazonas D considers that the favorable decision issued by an appellate court in a similar case should allow for the complete reimbursement of the costs of generation, removing the effects of the limitations imposed. Ultimately, Amazonas D believes that in the unlikely event of a limitation imposed by ANEEL in relation to the reimbursement of the volume of gas, there would be an economic-financial review subject to review of relevant gas contract or a review of the price of gas by the ANP in order to compensate for this imbalance.

The amounts involved in the limitation of the reimbursement for the volume of gas in 2015 and 2016 are R$340 million and R$378 million, respectively.

Amazonas D - Oil Reimbursement — ANEEL Ratifying Resolution No. 427/2011

Provisional Measure No. 466/2009, subsequently converted into Law No. 12,111/2009, provided that the CCC Account would reimburse not only the total cost of the fuel, but also the total cost of the energy generation of the Isolated System, deducting from the average cost of the energy determined for the regulated environment. Law No. 12,111/2009 and Decree No. 7,246/2010 does not impose or establish any limitation on the full reimbursement provided.

However, together with Law No. 12,111/2009, and Decree No. 7,246/2010, ANEEL Normative Resolution No. 427 established limitations on the reimbursement of the costs of acquisition of fuels establishing a reference price. Amazonas D understands that reimbursement from the CCC Account is a right without any limitation, however the company had to file for an injuction in order to guarantee the reimbursement provided for in Law No. 12,111/2009, without any limitation.

Through this lawsuit, a Second Instance Decision was handed down, which guarantees Amazonas D the full reimbursement of the generation costs, rejecting the effects of ANEEL Ratifying Resolution No. 427/2011. As a result, it is currently enforced by the decision that granted the requested injunction, in order to ensure full reimbursement of fuel consumption costs without any limitation. In this manner, Amazonas D remains fully reimbursed for its generation costs

Amazonas D understands that the risk of losing the lawsuit is low because of the decision already handed down, which is reinforced by Law No. 13,299/2016, which has the benefit of providing funds for the payment of reimbursements of fuel acquisition expenses incurred up to April 30, 2016 by concessionaires holding the concessions dealt with in Law No. 12,111/2009, but not reimbursed due to the economic and energy efficiency requirements referred to in paragraph 12 of article 3 of this law.

Accordingly, ANEEL Technical Note No. 331/2016, of September 12, 2016, also included below, provides that there is a need for adjustments to theNormative Resolution No. 427/2011 pursuant to Law No. 13,299/2016.

Changes to the CCC Account

As a result of the publication of Law no. 13,299, of 6/21/2016, which amended, among others, provisions of Law No. 12,111, of 2009, it is necessary to adjust the normative act of ANEEL that regulates the management and processing of the CCC Account.

Accordingly, in view of Normative Resolution No. 427/2011 the points to be reviewed are identified below. In the first place and being presented as an item of major economic and financial impact on the distributors benefited, article 3 of Law No. 13,299/2016 is cited, which provides for the reimbursement of costs, proven, but not refunded pursuant to the economic and energy efficiency requirements in paragraph 12 of the article 3 of Law No. 12,111/2010, including monetary updates, up to April 30, 2016.

Consequently, and considering that Law No. 13,299/2016 guarantees the full reimbursement of the cost of fuel up to April 30, 2016, the estimated value in litigation after April 2016 is approximately R$96.7 million.

Eletronorte civil lawsuit

A lawsuit by Sul América Companhia Nacional de Seguros against Eletronorte claiming the reimbursement of amounts paid by it to Albrás Aluminio Brasileiro S.A., or Albras, pursuant to obligations due under insurance contracts.

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

The ruling of the 1st instance judge upheld the request of the plaintiff and ordered Eletronorte to pay the plaintiff R$55.7 million, including monetary restatement pursuant to the variation of the INPC index from the date of preparation of the calculations presented in the lawsuit and interest at a rate of 1% per month since service of process. The parties submitted appeals against the decision, and the appeal filed by Eletronorte was dismissed and the plaintiff’s appeal was upheld.

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

Eletronorte filed a motion for clarification, which was denied. Both the plaintiff and Eletronorte then filed special appeals with the superior court of justice, which were admitted. The special appeals are pending judgement. The amount involved is of R$237.3 million.

Consumers class action

Lawsuit filed by the National Consumers Association (ANDECO).

This is a class action, in progress at the 18th Civil Court of Brasília, filed by ANDECO against us, Amazonas Energia, Eletroacre, CEAL, CELG-D, CEPISA, CERON and Boa Vista Energia.

The plaintiff alleges that, in the absence of ANEEL’s authorization, the prorated collection of non-technical losses (fraud, theft, measurement errors, billing and delivery without measurement) is undue and that the distribution companies should be ordered to return two times the amounts charged in the period from 2010 to 2014, according to their respective balance sheets.  The plaintiff also asks for the annulment of all ANEEL Resolutions that allow the collection and inclusion in the invoices of amounts charged for non-technical losses.

The plaintiff requested a preliminary injunction to suspend the collection, and the underlying ANEEL Resolutions, which was rejected. The proceeding was then redistributed to the 21st Federal Court of Brasília, after ANEEL joined the claim. The federal judge determined that all decisions taken so far would be maintained and, moving forward, determined that ANEEL and the Federal Government should be summoned and should present a defense.

On August 8, 2016, there was a resdistribution of the records of the 21st Federal Circuit Court of Brasília with an initial order maintaining the acts until then practiced in the civil sphere and determining the subpoena of ANEEL and the Union to present the defense, with a subsequent response from the plaintiff.

Environmental Proceedings

We are required to comply with strict environmental laws and regulations that subjected us and/or our subsidiaries to be signatories to Conduct Adjustment and Consent Agreements, or TACs. If we do not follow the provisions of these TACs, we are subject to significant fines and other penalties. We have not recorded any provisions in respect of these TACs.

Acquisition of energy of Belo Monte destined to the Free Market

We and our subsidiaries, Chesf and Eletronorte, hold a total of 49.98% of the share capital of the SPE Norte Energia S.A. (NESA), which is responsible for the construction of the Belo Monte hydroelectric power plant.

There was a disagreement between the partners as to the application of clause 6.7 of the Shareholder Agreement, which deals with the exercise of rights of preference to conclude the purchase contract for the price of R$130.00/MWh (in April 2010) for the acquisition of 20% of the average energy assured, by us from the energy of Belo Monte energy intended for the Free Contracting Environment - ACL.

Some members of NESA claim that we have an obligation to purchase this energy. We understand that there in no such obligation but rather a right of first refusal. The Shareholders’ Agreement provides that conflicts are resolved through arbitration. Accordingly, the Shareholders’ Assembly of Norte Energia S.A. (NESA) ruled in April 2016 due to the initiation of this legal proceeding.

In the present arbitration procedure, we with support from ourexternal lawyers have assessed that it is more likely than not that a present legal or constructive obligation exists from a past event.

Additionally, in the event that we are not successful in the arbitration proceeding in progress, we estimates the potential for losses of up to R$2.2 billion in the purchase and sale operation of this energy, considering the values as of December 31, 2016. For this estimate, we used internal price assumptions and percentages.

Explanatory Notes

For a further discussion of ongoing litigation involving us and our subsidiaries see Note 30 to our consolidated financial statements.

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

The following table sets out our dividends proposed for the periods indicated:

	Year
	2016(1)		2015(1)	2014(1)
	(R$)
Common Shares	—		—	—
Class A Preferred Shares	2.17825658673	(2)	—	—
Class B Preferred Shares	1.63369244005	(2)	—	—

(1)                  In our financial statement as of and for the year ended December 31, 2014 there was no Declared Dividends, but our 55th Shareholders Meeting approved the payment of the balance the profit reserve account in the amount of R$26 million in favor of our Class A Preferred shareholders and Class B Preferred shareholders. This amount (as adjusted) was paid in 2015.

(2)                  Dividend proposed by our management. Our General Shareholders Meeting held on April 28, 2017 approved the adjustment of these amounts between January 1, 2017 and the payment date (which may occur until December 31, 2017) by the SELIC rate variation.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Offer and Listing Details — Common Shares

Our common shares commenced trading on the Brazilian stock exchanges on September 7, 1971. The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Common Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
2012	19.36	6.16	2.052
2013	8.10	4.41	2.510
2014	8.60	4.57	2.607
2015	8.66	4.72	2.037
2016	25.76	4.88	2.247

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated:

	Nominal reais per Common Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
First Quarter 2014	6.60	4.57	2.516
Second Quarter 2014	7.98	6.39	2.427
Third Quarter 2014	8.60	6.15	2.361
Fourth Quarter 2014	7.16	5.15	3.125
First Quarter 2015	6.04	4.90	1.711
Second Quarter 2015	8.66	5.88	1.189
Third Quarter 2015	6.17	4.72	1.371
Fourth Quarter 2015	6.34	4.97	1.908
First Quarter 2016	7.31	4.88	1.529
Second Quarter 2016	13.20	6.17	2.941
Third Quarter 2016	24.07	12.79	2.165
Fourth Quarter 2016	25.76	18.97	2.323
First Quarter 2017	23.20	17.10	1.341

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Common Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
June 2015	7.04	5.88	1.938
July 2015	6.17	5.26	1.295
August 2015	5.86	4.72	1.255
September 2015	5.53	4.81	1.567
October 2015	5.79	4.97	1.795
November 2015	6.34	5.42	2.025
December 2015	5.99	5.47	1.914
January 2016	5.82	4.88	1.454
February 2016	6.33	5.58	1.135
March 2016	7.31	5.70	1.936
April 2016	7.03	6.17	1.297
May 2016	8.20	6.95	3.290
June 2016	13.20	8.22	4.010
July 2016	17.63	12.79	2.697
August 2016	22.53	17.60	2.206
September 2016	24.07	12.79	2.165
October 2016	23.91	18.97	2.051
November 2016	25.76	22.10	3.340
December 2016	24.84	22.00	1.615

Source: São Paulo Stock Exchange.

In the United States, our common shares trade in the form of ADS. The following table sets forth the reported high and low closing sale prices for our ADS representing common shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	US$ per ADS (common shares)		Average Daily
	High	Low	Trading Volume
			(millions of shares)
June 2015	2.20	1.86	0.501
July 2015	1.93	1.56	0.524
August 2015	1.65	1.27	0.570
September 2015	1.40	1.17	0.560
October 2015	1.48	1.23	0.548
November 2015	1.62	1.30	0.456
December 2015	1.52	1.31	0.496
January 2016	1.42	1.14	0.329
February 2016	1.60	1.37	0.362
March 2016	1.99	1.44	0.524
April 2016	2.21	1.61	0.443
May 2016	2.27	1.89	1.449
June 2016	3.94	2.32	1.014
July 2016	5.34	3.82	0.439
August 2016	6.87	5.30	0.344
September 2016	7.44	5.84	0.169
October 2016	7.39	5.81	0.301
November 2016	7.54	6.42	0.172
December 2016	7.09	6.41	0.121

Source: New York Stock Exchange.

Offer and Listing Details — Preferred Shares

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Preferred Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
2012	27.49	7.30	1.724
2013	13.70	8.03	2.013
2014	12.64	6.25	1.768
2015	11.17	5.85	1.639
2016	29.70	8.16	1.786

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the quarterly periods indicated:

	Nominal reais per Preferred Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
First Quarter 2013	13.70	9.69	1.961
Second Quarter 2013	12.75	8.03	2.620
Third Quarter 2013	10.47	8.11	1.873
Fourth Quarter 2013	12.00	9.88	1.587
First Quarter 2014	10.88	8.50	1.916
Second Quarter 2014	12.64	9.55	1.721
Third Quarter 2014	12.53	10.10	1.461
Fourth Quarter 2014	10.66	6.25	1.989
First Quarter 2015	8.40	5.85	1.928
Second Quarter 2015	10.60	7.29	1.737
Third Quarter 2015	9.10	6.91	1.371
Fourth Quarter 2015	11.17	8.60	1.534
First Quarter 2016	11.21	8.16	1.797
Second Quarter 2016	18.68	10.14	2.052
Third Quarter 2016	29.70	17.42	1,658
Fourth Quarter 2016	28.67	23.75	1.637
First Quarter 2017	26.75	21.56	1.064

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the BM&FBOVESPA and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Preferred Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
June 2015	9.94	8.47	1.156
July 2015	9.04	8.05	1.114
August 2015	8.85	6.91	1.103
September 2015	9.10	7.51	1.908
October 2015	10.19	8.60	1.362
November 2015	11.17	9.93	2.124
December 2015	10.83	9.95	1.153
January 2016	10.14	8.16	1.640
February 2016	10.34	9.50	1.563
March 2016	11.21	9.90	2.135
April 2016	11.23	10.14	1.786
May 2016	13.51	11.65	2.034
June 2016	18.68	12.96	2.121
July 2016	22.04	17.42	1.860
August 2016	28.65	22.50	1.607
September 2016	29.70	23.87	1,512
October 2016	27.55	23.75	2.049
November 2016	28.67	25.20	1.856
December 2016	27.28	24.71	1.035

Source: São Paulo Stock Exchange.

In the United States, our Class B preferred shares trade in the form of ADS. The following table sets forth the reported high and low closing sale prices for our ADS representing Class B preferred shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	US$ per ADS (Class B preferred shares)		Average Daily
	High	Low	Trading Volume
			(millions of shares)
June 2015	3.14	2.69	0.066
July 2015	2.85	2.40	0.070
August 2015	2.56	1.94	0.078
September 2015	2.29	1.99	0.170
October 2015	2.66	2.18	0.148
November 2015	2.99	2.53	0.194
December 2015	2.83	2.36	0.126
January 2016	2.52	1.99	0.114
February 2016	2.66	2.34	0.106
March 2016	3.08	2.53	0.062
April 2016	2.23	1.59	0.194
May 2016	3.80	3.25	0.147
June 2016	5.73	3.57	0.091
July 2016	6.87	5.24	0.214
August 2016	8.85	6.86	0.044
September 2016	9.26	7.30	0.067
October 2016	8.67	7.22	0.107
November 2016	8.65	7.37	0.038
December 2016	8.30	7.29	0.057

Source: New York Stock Exchange.

We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the BM&FBOVESPA.

As a result, as of December 31, 2016, our capital stock was comprised of a total of 1,352,634,100 shares, of which 1,087,050,297 are common shares, 146,920 are class “A” preferred shares and 265,436,883 are class “B” preferred shares.

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

In the event that a holder of ADS exchanges such ADS for common or class “B” preferred shares, such holder will be entitled to continue to rely on the Depositary’s certificate of foreign capital registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Central Bank. Thereafter, any holder of common or class “B” preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common and class “B” preferred shares, unless such holder qualifies under Resolution No. 4,373 or obtains its own certificate of foreign capital registration. A holder that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADS. See “Item 10.E, Taxation — Material Brazilian Tax Considerations.”

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (the São Paulo Stock Exchange or BM&FBOVESPA). The Rio de Janeiro Stock Exchange trades only Brazilian federal, state and municipal public debt or carries out privatization auctions. Stocks and bonds are traded exclusively on the BM&FBOVESPA. As of September 30, 2016 (the most recent date such information was available), we had approximately 23,330 record holders.

Our ADRs are listed on the NYSE. As of December 31, 2016, we had 2,263 beneficial and 15 registered holders of ADS representing common shares and 719 beneficial and 8 registered holders of ADS representing preferred shares.

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

Trading on the BM&FBOVESPA

In 2000, the trading activities of shares in Brazil were reorganized through the execution of memoranda of understanding by the Brazilian regional stock exchanges. Under the memoranda, all Brazilian shares are publicly traded exclusively on the São Paulo Stock Exchange — BM&FBOVESPA (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros).

BOVESPA was a not-for-profit entity owned by its member brokerage firms. In 2008, BOVESPA was converted into a Brazilian publicly-held company and renamed BM&FBOVESPA, as a result of a merger between BOVESPA and the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias e Futuros — BM&F). BM&FBOVESPA is currently the most important Brazilian institution to intermediate equity market transactions and it is the only securities, commodities and futures exchange in the country. Trading on such exchange is carried out by member brokerage firms.

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

Trading in securities listed on the BM&FBOVESPA, including the Novo Mercado, Levels 1 and 2, and other two access segments named Bovespa Mais and Bovespa Mais Nível 1 Segments of Differentiated Corporate Governance Practices, may be carried out off the exchanges in the unorganized over-the-counter market in certain specific circumstances.

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

In addition, on June 30, 2016, Brazilian government enacted Law No. 13,303 which establishes the rules applicable to state-owned companies, government-controlled companies and their subsidiaries, regulating Article 173 of the Brazilian Constitution of 1988 (“Law of State-owned Companies”).

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

Although the rule came into force immediately after its publication, the state-owned or government-controlled companies have up to 24 months to adapt to the new legal requirements.

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

•                           obtain a taxpayer identification number from the Brazilian federal tax authorities — Receita Federal (the Brazilian Internal Revenue); and

•                           securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions involving securities for acquisition or sale in stock exchanges or organized over-the-counter markets licensed by the CVM or such other cases as may be set forth in the applicable CVM regulations from time to time.

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

In addition, on June, 30, 2016, Brazilian government promulgated the Law of State-owned Companies that among other definitions, establishes minimum requirements for managers appointment, such as: I - (a) to have a minimum professional experience of ten years with public or private segment related to the intended state-owned company, or in other related segments regarding the superior managing position that he or she was appointed; or (b) to have a minimum professional experience of four years in one of such positions: superior manager position in similar companies considering the size or the business of the intended state-owned company; (b.1) to have occupied trustily positions or functions equal to and DAS-4 or superior in the public segment; (b.2) have been teacher or researcher in subjects related to the intended state-owned company business; (b.3) to have a minimum self-employed professional experience of four years in activities direct or indirectly related to the intended state-owned company business; (c) to have academic degree in areas that regard the intended state-owned company business; II — do not fall under the the non-admission hypothesis; and III — do not be declared ineligible regarding Complementary Law No. 64 of 1990.

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

Although the Law of State-owned Companies came into force immediately after its publication, the state-owned companies have up to 24 (twenty four) months to adapt to the new legal requirements. In January 25, 2017 we created an internal temporary commission of appointment to check the fulfillment of the indicated members for our management.

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

We recently updated our Code of Ethics and adopted a number of conduct commitments and internal policies (such as guidelines for compliance with our Anti-Corruption Policy) designed to guide the behavior of the relevant parties, such as our management, employees and contractors and reinforce our principles and rules for ethical behavior and professional conduct.

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

Our Board of Directors do not have the power to vote on compensation to themselves. Only our shareholders may approve such matters. There are no prescribed age limits for retirement of members of our Board of Directors.

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

History of our Capital Stock

Our share capital was R$31,305 million as of December 31, 2016.

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

Board of Directors, Board of Executive Officers and Fiscal Council

The Board of Directors is composed of  ten members, seven of which are appointed by the controlling shareholder; one by the minority shareholders, one by the minority shareholders holders of preferred shares; and one by the employees, all of them nominated for a period of one year wih the possibility of reelection.  However, in 2016, the election of the seven members of the Board of Directors which the majority shareholder is entitled to appoint adopted the multiple vote proceedure, as a result of a request from a minority shareholder that represents more than 0.5% of our corporate capital.  Thus, the majority shareholder appointed six members of the Board of Directors out of the seven members it was entitled to, while the seventh was appointed by the minority shareholders.  In 2016, out of the nine members of the Board of Directors, two  members are independent members according to BM&FBOVESPA and IBGC (Instituto Brasileiro de Governança Corporativa) criteria; eight out of nine members are non-executives, i.e. do not take part on the daily management of the company, and one out of nine members is an executive, our CEO.

The Fiscal Council is responsible for overseeing the actions of the managers and opine on our financial health.  Its attributions are set forth in our Bylaws and procedural rules included in out Internal Regulation.  The Fiscal Council is a permanent management body and complies with the requirements determined by the SEC to act as an Audit Committee since 2006, having among its members a financial specialist with additional attributions as required by the SEC:

•                  To express opinion on retaining independent auditors;

•                  To express opinion on hiring of specialized consulting advisors, when necessary, to fulfill its obligations;

•                  Manage its own budget; and

•                  To receive, analyse and adequately deal with complaints and claims made by third parties or employees, even if anonymously, regarding internal accounting proceedings and controls.

The Fiscal Council is composed of five members and respective alternates, three of which are appointed by the controlling shareholder; one by the minority shareholders and one by the minority shareholders holders of preferred shares.

The Board of Executive Officers is responsible for the management of our business in accordance with the strategic guidelines established by the Board of Directors. The Board of Executive Officers is composed of seven members, including the CEO, elected by the Board of Directors.  Its responsibilities are determined by our Internal Regulations and Bylaws, as well as by the applicable laws. The term of office of the Officers is up to three years, with the possibility of reelection, and there is no succession plan in place.

On July 22, 2016, the Board of Directors elected our seven Officers, including our current CEO, Mr. Wilson Pinto Ferreira Junior.

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

In addition, on June, 30, 2016, Brazilian government promulgated the Law of State-owned Companies that among other definitions, establishes minimum requirements for managers appointment, such as: I - (a) to have a minimum professional experience of ten years with public or private segment related to the intended state-owned company, or in other related segments regarding the superior managing position that he or she was appointed; or (b) to have a minimum professional experience of four years in one of such positions: superior manager position in similar companies considering the size or the business of the intended state-owned company; (b.1) to have occupied trustily positions or functions equal to and DAS-4 or superior in the public segment; (b.2) have been teacher or researcher in subjects related to the intended state-owned company business; (b.3) to have a minimum self-employed professional experience of four years in activities direct or indirectly related to the intended state-owned company business; (c) to have academic degree in areas that regard the intended state-owned company business; II — do not fall under the the non-admission hypothesis; and III — do not be declared ineligible regarding Complementary Law No. 64 of 1990.

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

Pursuant to Article 140 of Law No. 6,404, of December 15, 1976 (the “Brazilian Corporate Law”), the members of the Board of Directors shall be elected by means of Shareholders Meetings and may be removed at anytime.

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

Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares and other securities of Brazilian publicly-held issuers. The ADS program was approved under Annex V to Resolution No. 1,289, known as Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADS. Accordingly, the proceeds from the sale of ADS by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADS are entitled to favorable tax treatment. See “Item 10.E, Taxation — Material Brazilian Tax Considerations.”

Under Resolution No. 4,373 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution No. 4,373 also extends favorable tax treatment to registered investors. See “Item 10.E, Taxation — Material Brazilian Tax Considerations.”

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

A certificate of registration has been issued in the name of the depositary with respect to the ADS and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by our ADS into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADS exchanges such ADS for shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such shares, unless the holder is a duly qualified investor under Resolution No. 4,373 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADS. See “Item 10.E, Taxation — Material Brazilian Tax Considerations.”

If the holder does not qualify under Resolution No. 4,373 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADS. Regardless of qualification under Resolution No. 4,373, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “Item 10.E, Taxation — Material Brazilian Tax Considerations.”

Under current Brazilian legislation, the Brazilian Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian Government directives. There can be no assurance that the Brazilian Government will not impose similar restrictions on foreign repatriations in the future. See “Item 3.D, Risk Factors — Risks Relating to Brazil.”

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

Material Brazilian Tax Considerations

The following discussion is a summary of the material Brazilian tax considerations regarding the acquisition, ownership and disposition of our shares or ADS by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and which has registered its investment in such securities with the Central Bank (in each case, a Non-Resident Holder). The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil.

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

Pursuant to Resolution No. 4,373, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment and which must be a financial institution or an institution duly authorized by the Central Bank; (ii) register the foreign investment with the Central Bank; (iii) appoint at least one custodian duly authorized by the CVM; (iv) appoint a representative in Brazil for Taxation purposes; and (v) obtain a taxpayer identification number from the Brazilian Federal Tax Authorities (which will be requested by CVM). For more details about the requirements to be met in order to qualify as foreign investor under Resolution No. 4,373, see “Item 9.C, Markets — Investment in our Preferred Shares by Non-Residents of Brazil.”

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

On May 13, 2014, Law No. 12,973 was enacted aiming to align the taxable basis of federal taxes with the accounting basis assessed pursuant to IFRS (as adopted in Brazil since 2008). According to such law, which is in effect as of 2015, dividends distributed based on accounting profits generated in 2014 and exceeding taxable profits (ascertained in accordance with the Brazilian Generally Accepted Accounting Principles valid up to December 31, 2007, or “BR GAAP 2007”) shall be subject to withholding tax at rates of 15% (general rule) or 25% (in case the beneficiary is located in a “Tax Haven” jurisdiction), unless the taxpayer opts to be submitted to the early effects of Law No. 12,973 in 2014 - in this scenario, both accounting profits and taxable profits would be the same and no taxation would occur. As the new taxation rules are mandatory for fiscal years beginning on or after January 1, 2015, dividends that relate to profits generated on or after January 1, 2015 are not subject to withholding tax.

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

(b) Conversion of shares into ADS

The deposit of our shares in exchange for ADS may be subject to Brazilian tax on capital gains at the rate of up to 25%, if the acquisition cost of the shares, in the case of other market investors under Resolution No. 4,373, or the amount otherwise previously registered with the Central Bank as a foreign investment in the preferred or common shares is lower than:

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

In such case, the difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the shares calculated as set forth above will be considered to be a capital gain. Although there is no clear regulatory guidance, such taxation should not apply to the case of Registered Holders.

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

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Registered Holder.

(d) Common and Preferred shares negotiated in Brazil

Capital gains realized by Non-Resident Holder on the disposition of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•                           are subject to the withholding income tax at a zero percent rate, when realized by a Non-Resident Holder that (a) has registered its investment in Brazil before the Central Bank. (a Registered Holder under the regulations of Resolution No. 4,373); and (b) is not resident in a Tax Haven; and

•                           in all other cases, including gains realized by a Non-Resident Holder that is not a Registered Holder or a Registered Holder that is resident or domiciled in Tax Haven, subject to progressive rates ranging from 15% to 22.5% for capital gains earned as from January 1, 2017. In this case, a withholding income tax of 0.005% over the sale price shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain and which will be collected by the Non-Resident Holder’s tax representative in Brazil.

Any other capital gains realized on the disposition of assets including transactions that are not carried out on the Brazilian stock exchange are subject to the following tax treatment: (1) when realized by any Non-Resident Holder that is not resident or domiciled in Tax Haven, income tax at progressive rates ranging from 15.0% to 22.5% (as of January1, 2017) or a flat tax rate of 15%, as the case may be; and (2) income tax at the rate of 25.0% when realized by a Non-Resident Holder domiciled or resident in a Tax Haven.

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

As of January 2017, Law No. 13,259/2016 increased the income tax rates applicable to gains realized by Brazilian individuals on sale or disposition of shares not carried out on a Brazilian stock exchange from a flat tax rate of 15.0% to progressive rates varying from 15% to 22.5%. This increased income tax rate does affect the rates applicable to Non-Resident Holders. Although the above described tax rates are intended to reflect such new tax regime and the related tax effects to Non-Resident Holders, considering the unclear scope of Law No. 13,259/2016, each prospective purchaser is urged to consult its own tax advisor with respect to potential impacts of Law No. 13,259/2016.

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

These distributions may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend. If we pay interest attributable to shareholders’ equity in any year, and the payment is not recorded as part of the mandatory distribution, no additional amounts would be required to be paid by us, with respect to the mandatory dividend amount. The payment of interest on owner capital may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on owner capital instead of by means of dividends. Payments of interest on shareholder’s equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

Discussion on Low or Nil Tax Jurisdictions

On June 24, 2008, Law No. 11,727 was enacted establishing the concept of a “privileged tax regime.” Under this new law, a “privileged tax regime” is considered to apply to a jurisdiction that meets any of the following requirements: (i) it does not tax income or taxes income at a maximum rate lower than 20%; (ii) it grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) it does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about the execution of economic transactions.

In addition, on June 7, 2010, Brazilian Tax Authorities enacted Ordinance No. 1,037, listing (i) the countries and jurisdictions considered Tax Haven Jurisdictions, and (ii) the Privileged Tax Regimes. According to Section 24-B of Law No. 9,430, as amended by Law No. 11,727/08, the Executive Branch is empowered to reduce or reinstate the income tax rate of 20% as the element to define a Tax Haven Jurisdiction or a Privileged Tax Regime. Recently, on November 28, 2014, Ruling n° 488/2014 was published and established that the rate of 20% is reduced to 17% in connection with countries, locations and jurisdiction aligned with international tax transparency standards, as per definition to be provided by Brazilian Federal Revenue Service. It is expected that further guidance will be provided by Brazilian Federal Revenue Service and also that the list of Tax Haven Jurisdictions and Privileged Tax Regimes be updated.

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

The conversion of shares into ADRs or shares into ADS was not taxable before November 17, 2009. Following the enactment of Decree No. 7,011 of November 18, 2009, these transactions started to be taxed by the IOF/Bonds Tax at the rate of 1.5% over the transaction value (obtained by multiplying the number of shares/units converted by its closing price at the day before the conversion, or, in the case no negotiation was made on that day, by the last closing price available). However, in view of a subsequent change in the applicable legislation (Decree No. 8,165 of December 23, 2013), the rate was reduced to 0%.

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

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for United States federal income tax purposes. Please see the discussion in “Item 10. E, Taxation — Material United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding our shares or ADS or the indirect consequences to holders of equity interests in partnerships or other entities that own our shares or ADS. In addition, this discussion does not address the state, local and non-U.S. tax consequences of holding our shares or ADS.

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

Interest Rate Risks

As of December 31, 2016, our total indebtedness was R$45,620 million, of which 63%, or R$28,884 million, was linked to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI (28% of our indebtedness), (ii) TJLP (22% of our indebtedness), (iii) LIBOR (6% of our indebtedness) and (iv) SELIC (4% of our indebtedness).

Exchange Rate Risks

As of December 31, 2016, approximately 27% of our total consolidated indebtedness of R$45,620 million was denominated in foreign currencies. As of December 31, 2016, total consolidated indebtedness denominated in foreign currencies R$11,794 million, or approximately 26% of our total debt was denominated in U.S. dollars.

Financial Hedge Policy

As a defense measure against these exposures we have a financial hedge policy, which has been approved by our Board of Executive Officers on October 30, 2009.

This policy contains a priority ranking, which emphasizes structural solutions by contemplating the natural balance of exposed positions.

Later, operations with other types of financial instruments may also be analyzed. Finally, the transactions with financial derivatives are analyzed, which will only be carried out in a complementary way and with the sole purpose of protecting those assets and liabilities indexed to us and to our subsidiaries which evidence mismatches and which cannot constitute financial leverage or third parties lending operation.

With respect to the interest rate risk, much of the exposure to Libor was mitigated through derivative transactions in 2011 and 2012, and whose residual exposure is being reduced over time. As for the other floating rates to which we are exposed, we perform, in line with our financial hedge policy, ongoing assessments of the risks of existing interest rates in order to ascertain the need to carry out new hedging transactions to mitigate the risks that are deemed relevant. However, there is no expectation that there will be a significant change in our exposure to interest rates.

With respect to the exchange rate risk, we have prioritised over the years the structural solution to mitigate the risk through foreign currency funding (between 2009 and 2011), thus substantially reducing the exchange rate risk to which we were exposed. As a result, the main focus of this risk for us has been having our cash flows denominated in foreign currency. For that purpose, we permanently assess the need to conduct operations to mitigate the exchange rate risks that are deemed relevant. Accordingly, due to the structural solution implemented previously, no significant change in the risk associated with the exchange variation in the year 2017 is expected.

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

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below:

Depositary Action	Associated fee
Issuance, delivery, reduction, cancellation or surrender of ADS	US$5.00 per 100 ADS

Any cash distribution to registered ADS holders	US$0.02 (or less) per ADS

Transfer rates (to the extent not prohibited by the rules of the primary stock exchange upon which the ADS are listed)	US$1.50 per ADR or ADRs

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR program. From January 1 to December 31, 2016, our depositary bank reimbursed us the gross amount of US$5,556,421.50.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of the year ended December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2016, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described below.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2016. In 2015, we implemented COSO (2013) Internal Control — Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2016, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were:

1 — We did not maintain an effective control environment, especifically regarding the lack of timely remedial actions related to previous years;

2 — We did not maintain adequate controls regarding the preparation of the financial statements and related disclosures, including lack of appropriate timing analysis and reconciliations from Amazonas D and Furnas;

3 — We did not maintain effective internal controls regarding the adequate monitoring of the investments in specific purpose entities (SPEs), including failure to identify and monitor the physical and financial execution of the relevant investment projects evaluated under the equity method, lack of technical and financial terms review related to construction contracts before the bid process, adequate analysis of the proposals made by suppliers and lack of evaluation and monitoring of progress and budget of projects; and

4 — We did not fully implement internal controls over the Risk, Corruption Prevention and Compliance Program, considering the requirements of the North American legislation (FCPA) and also of the Brazilian legislation (Law No. 12,846/2013 - anti-corruption law); including an effective whistleblower channel due to inadequate completeness controls.

Remediation of Material Weakness

In order to remedy the material weakness related to the significant number of deficiencies on reporting of financial information that have not been corrected in a timely manner, we strengthened, together with our subsidiaries, the importance of appointing individuals to be in charge of the internal control environment throughout its different business areas and have also set targets for managers of these areas. Additionally, with a view to reducing the existing deficiencies, our companies are promoting actions in corporate governance, risk management and management of internal controls areas. We are currently implementing plans to address these qualitative and quantitative deficiencies. We are restructuring our operational structure, as well as changing our corporate governance process. The strategic plan 2017-2021 focus on five main priorities: ensuing financial sustainability of the company; pursuing operational excellence; strengthening corporate governance; focusing on generation and transmission; and disposing of non-core assets.

To remedy the material weaknesses in internal controls which ensure the review/proper monitoring of the preparation of financial statements and related disclosures, we are implementing a shared service integrating accounts payable, procurement process, contract management which may reduce the risk of not timely identifying accounting adjustments caused by the failure from suppliers to deliver goods and services. Amazonas D is implementing a monitoring system to control fuel consumption for power generation in its thermoelectric plants which may improve the controls of fuel inventory and consumption process.

Efforts to remedy the deficiencies regarding the material weakness related to controls to ensure the proper monitoring of the SPEs investments are currently ongoing, including implementation of integrated SPE management process. We issued a SPE Manual describing and guiding the main practices on how to make and manage new investments. For pre-existing investments, we are performing a gap analysis of the provisions of existing shareholders’ agreements with those described in the SPE Manual to the Board of Directors’ decision.

We have been improving and enhancing our compliance program, in order to remedy the related material weakness, according to the FCPA’s requirements and the Brazilian Anticorruption Law. Throughout 2015 and 2016 we have implemented a series of steps to increase the sophistication and effectiveness of our compliance program.

The “Eletrobras 5 Dimensions Compliance Program” is a company-wide plan that we are developing and implementing in order to comply with international corporate governance standards, laws and regulations, including the U.S. Sarbanes-Oxley Act of 2002, the FCPA, the Brazilian Anticorruption Law, the Law of Government-Controlled Companies (Law No. 13,303/2016), the rules and guidelines issued by the SEC, the CVM, the Brazilian Institute of Corporate Governance (IBGC) and the OECD, among others. A summary of the main issues of our program under implementation is discussed below:

•                  Fraud and corruption risk assessment will be implemented to the subsidiary, business unit, process and job function levels.

•                  Reporting Channel: we have set up our own reporting channel that assures anonymity and confidentiality for whistleblowers and other internal reporting. The channel is managed by an Ombudsman and the complaints are handled by different committees depending on their nature (aspects of conduct, ethics and corruption). Monthly reports of management and how complaints are dealt with are issued and submitted to the Fiscal Council (adapted to the Audit Committee functions). We are currently reviewing the process design to receive, treat and answer complaints, seeking to improve its effectiveness by hiring a specialized third party channel and establishing policies for the consequences.

•                  Contractual Provisions / Due Diligence: our contractual arrangements with third parties have compliance provisions intended to comply with Brazilian and North American anti-corruption legislation. We are currently structuring and implementing forms, statements and other due diligence procedures for major third-party groups.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Luis Felipe Vital Nunes Pereira, a member of our Fiscal Council, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Fiscal Council, see “Item 6.C, Board Practices — Fiscal Council.”

ITEM 16B. CODE OF ETHICS

The Code of Ethics and Conduct is the main document to guide the actions of our group, as it sets out and reinforces the commitments that we assume with our customers.

Determined to act on the four pillars of governance - transparency, equity, accountability and corporate responsibility - we has been reshaping ourselves to face the new challenges that lie ahead. New legislation on the subject was the main driver for the revision of our Code of Ethics and Conduct, and internally, we created the Compliance Department in 2016, founded on three pillars: risk management, internal controls and corporate integrity.

In 2016, our Code of Ethics was revised to comply with the new laws enacted in Brazil, which focus on ethics and integrity, and:

•                  Law No. 12,257/2011 (“Access to Information Law”);

•                  Law No. 12,529/2011 (“Anti-Trust Law”);

•                  Law No. 12,813/2013 (“Conflicts of Interest Law”);

•                  Law No. 12,846/2013 (“Clean Company Law”) and Regulatory Decree No. 8,420, dated March 18, 2015;

•                  Law No. 13,303/2016 (“State-Owned Companies Law”); and

•                  Normative Instruction MP/CGU No. 01, dated May 10, 2016 (regarding Governance and Risk Management).

The launch of the new version of the Code of Ethics and Conduct took place on December 9, 2016, the International Day against Corruption, as part of the III Week of Ethical Culture and is available on our website at: www.eletrobras.com/instrumentosgestaoepoliticas.

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

In 2015 we improved our process in order to report all the complaints directly to the Fiscal Council. In 2016 and 2015, respectively, 88 and 30 issues related to fraud and corruption conduct were reported to different channels, being 35 reported through the “whistleblower channel.” None of them had financial impact on our results of operations. We have not granted any implicit or explicit waivers from any provision of our code of ethics since its adoption.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided to us by KPMG Auditores Independentes, during the fiscal years ended December 31, 2016 and 2015.

	2016	2015
	(R$)
Audit Fees	46,748,814.22	16,156,966.56
Audit-Related Fees
Tax Fees	—	—
All Other Fees	—	—
Total	46,748,814.22	16,156,966.56

Audit Fees

Audit fees consist of the fees paid to KPMG Auditores Independentes and its affiliates, in connection with the audits of our annual consolidated financial statements and internal controls, interim reviews of our quarterly financial information comfort letters, procedures related to the audit of income tax provisions in connection with the audit and the review of our consolidated financial statements.

Audit Related and Tax Fees

No audit-related and tax fees were paid to KPMG Auditores Independentes for the fiscal years ended December 31, 2016, 2015 and 2014.

All Other Fees

No other fees were paid to KPMG Auditores Independentes for the fiscal years ended December 31, 2016, 2015 and 2014.

Fiscal Council Pre-Approval Policies and Procedures

The Fiscal Council recommends to the Board of Directors for approval, the entity to be hired to provide independent audit services to us and our subsidiaries and its compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is subject to previous approval of the audit committee in respect to compliance with independence rules. For more information regarding our Board of Directors and Fiscal Council, see “Item 6.C. Board of Directors Practices.”

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 9.C, Markets — Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1. In 2016, our affiliate CTEEP was a significant associated under Rule 3-09 of Regulation S-X and, accordingly, we will file financial statements for that entity as of and for the year ended December 31, 2016 as an amendment to this annual report. In 2015, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S-X. In 2014, Madeira Energia S.A. and Energia Sustentável do Brasil Participações S.A. constituted significant entities accounted for under the equity method under Rule 3-09 of Regulation S-X, and, accordingly, we will file financial statements for those entities as of and for the year ended December 31, 2016 as an amendment to this annual report. In addition, we have included beginning on page F-6 the audit reports by other auditors with respect to the financial statements of Madeira Energia S.A., Norte Energia S.A. and CTEEP as of and for the year ended December 31, 2016. These audit reports are referred to in the report of our external auditors, KPMG Auditores Independentes, with respect to our consolidated financial statements as of and for the year ended December 31, 2016.

ITEM 19. EXHIBITS

2.1                        Amended and Restated Deposit Agreement dated October 18, 2002 between Centrais Elétricas Brasileiras S.A. — Eletrobras and J.P. Morgan Chase Bank, N.A., incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

2.2                        The total amount of long-term debt securities of our company and our subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.2                        By-Laws of Centrais Elétricas Brasileiras S.A. — Eletrobras (English translation), dated December 23, 2011.

4.1                        Itaipu treaty signed by Brazil and Paraguay — Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1                        List of subsidiaries.

12.1                 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

12.2                 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.1                 Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.2                 Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

April 29, 2017	By:	/s/ Wilson Pinto Ferreira Junior
		Name:	Wilson Pinto Ferreira Junior
		Title:	Chief Executive Officer

	By:	/s/ Armando Casado de Araújo
		Name:	Armando Casado de Araújo
		Title:	Chief Financial and Investor Relations Officer

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Centrais Elétricas Brasileiras S.A. — Eletrobras

We have audited the accompanying consolidated balance sheets of Centrais Elétricas Brasileiras S.A. — Eletrobras and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of profit and loss, comprehensive income and loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Madeira Energia S.A (a 39.00 percent owned investee Company), Norte Energia S.A (a 49.98 percent owned investee Company) and Companhia Transmissão de Energia Elétrica Paulista — CTEEP (a 36.05 percent owned investee Company). The Company’s investment in Madeira Energia S.A at December 31, 2016 and 2015 was R$ 2,503,260 thousand and R$ 2,896,068 thousand, respectively, and its equity in net loss was R$ 240,708 thousand, net earnings of R$ 7,030 thousand and net loss of R$ 861,144 thousand for the years ended December 31, 2016, 2015 and 2014, respectively, the investment in Norte Energia S.A at December 31, 2016 and 2015 was R$ 5,358,861 thousand and R$ 3,378,325 thousand after consolidating adjustments, and equity in net loss of R$ 18,665 thousand and R$ 23,958 thousand after consolidating adjustments, for the years ended December 31, 2016 and 2015, respectively and the investment in Companhia Transmissão de Energia Elétrica Paulista — CTEEP at December 31, 2016 was R$ 2,592,701 thousand and equity on net earnings was R$1,704,057  thousand for the year ended December 31, 2016, after consolidating adjustments. The financial statements of Madeira Energia S.A., Norte Energia S.A. and Companhia Transmissão de Energia Elétrica Paulista — CTEEP were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A., Norte Energia S.A. and Companhia Transmissão de Energia Elétrica Paulista — CTEEP is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. — Eletrobras and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As further described in Note 15 to the consolidated financial statements, the subsidiaries of the distribution segment and the power generation subsidiaries Eletrobras Termonuclear S.A. (Eletronuclear), Companhia de Geração Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia S.A. have continued to incur operating losses and have current liabilities in excess of current assets, and the associates Belo Monte Transmissora de Energia S.A., ESBR Participações S.A., Madeira Energia S.A., Norte Energia S.A., Mata de Santa Genebra Transmissão S.A, and Teles Pires Participações S.A. each have current liabilities in excess of their respective current assets on December 31, 2016. The financial statements of these subsidiaries and associates have been prepared assuming these subsidiaries and associates will continue as a going concern. The Company’s consolidated financial statements to not include any adjustments that might result from the outcome of this uncertainty.

As further described in Notes 4.XI and 30.b.1) to the consolidated financial statements, the Company is a defendant in two class action lawsuits initiated in the United States of America that alleges, among other things, that the Company and the individual defendants knew or should have known about alleged fraud committed against the Company by a cartel of construction firms, as well as bribes and kickbacks allegedly solicited and received by the Company’s employees; that the Company and the individual defendants made material misstatements and omissions regarding the alleged fraud; and that the Company’s stock price declined when the alleged fraud was disclosed. Although no provision has been made in the Company’s consolidated financial statements, the ultimate outcome of these legal proceedings could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows in the future. The Company´s net loss for the year ended December 31, 2014 and 2015 was increased by R$ 154,147 thousand and by R$ 4,482 thousand as a result of previously capitalized costs, net of impairment charges and investment on equity method investee which have been written off, representing the estimated amounts linked to unlawful activities that Eletrobras subsidiaries and associate overpaid for the acquisition of property, plant and equipment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Centrais Elétricas Brasileiras S.A. — Eletrobras’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 28, 2017 expressed an adverse opinion on the effectiveness of Centrais Elétricas Brasileiras S.A. — Eletrobras’ internal control over financial reporting.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Rio de Janeiro, Brazil

April 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Centrais Elétricas Brasileiras S.A. - Eletrobras

We have audited Centrais Elétricas Brasileiras S.A. — Eletrobras’ (“Company” or “Eletrobras”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Eletrobras’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, including the accompanying “Managements Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (Unites States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to (i) previous internal control deficiencies remediation; (ii) the financial statement preparation process; (iii) monitoring of the investments in specific purpose entities (SPEs); and (iv) risk, corruption prevention and compliance program monitoring; has been identified and included in management’s assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Eletrobras. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and this report does not affect our report dated April 28, 2017, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effects of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, Centrais Elétricas Brasileiras S.A. - Eletrobras has not maintained effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2016, relative to the aforementioned material weaknesses in internal control over financial reporting.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Rio de Janeiro, Brazil
April 28, 2017

Independent Auditor’s Report

To the Board of Directors and Shareholders Madeira Energia S.A. – MESA

We have audited the consolidated balance sheet of Madeira Energia S.A. – MESA and its subsidiary (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in equity and of cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Madeira Energia S.A. – MESA and its subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers Auditores Independentes
PricewaterhouseCoopers Auditores Independentes

São Paulo - Brazil

April 28, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A.

We have audited the consolidated statements of financial position of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A. as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A. as of December 31, 2016 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ERNST & YOUNG
Auditors Independentes S.S.
CRC-2SP015199/O-6

/s/ Marcos Antonio Quintanilha
Marcos Antonio Quintanilha
Accountant CRC-1SP132776/O-3

São Paulo, Brazil

April 28, 2017

Independent Auditor’s Report

To Board of Directors and Shareholders

Norte Energia S.A.

We have audited the balance sheet of Norte Energia S.A. (the “Company”) as of December 31, 2016 and 2015, and the related statements of income, of comprehensive income, of changes in equity and of cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norte Energia S.A. at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Brasília - Brazil
April 26, 2017

/s/ PricewaterhouseCoopers Auditores Independentes
PricewaterhouseCoopers Auditores Independentes

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF  DECEMBER 31, 2016 AND 2015

 ( in thousands of reais )

	NOTE	12/31/2016	12/31/2015
ASSETS

CURRENT
Cash and cash equivalent	5	679,668	1,393,973
Restricted cash	5	1,681,346	647,433
Marketable Securities	6	5,497,978	6,842,774
Accounts Receivable, net	7	4,402,278	4,137,501
Financial assets - concessions and Itaipu	17	2,337,513	965,212
Financing and loans	8	3,025,938	3,187,226
Fuel Consumption Account - CCC	25	195,966	195,966
Dividends Receivables	9	318,455	309,360
Recoverable taxes	10	1,085,520	716,651
Income tax and social contribution	10	1,086,367	1,475,598
Reimbursement rights	11	1,657,962	2,265,242
Inventories		540,895	631,669
Nuclear fuel inventory	12	455,737	402,453
Derivative financial instruments	43	127,808	21,307
Hydrological risk	14	109,535	195,830
Assets held for sale	42	4,406,213	4,623,785
Others		1,663,473	1,425,416
TOTAL CURRENT ASSETS		29,272,652	29,437,396

NON-CURRENT
LONG-TERM ASSETS
Reimbursement rights	11	7,507,024	8,238,140
Financing and loans	8	10,158,306	14,400,394
Accounts Receivable, net	7	2,079,025	1,833,457
Marketable Securities	6	247,235	194,990
Nuclear fuel inventory	12	675,269	578,425
Recoverable taxes	10	1,705,414	2,623,186
Income tax and social contribution	10	2,327,866	3,067,591
Guarantees and restricted deposits		6,259,272	5,079,707
Fuel Consumption Account - CCC	25	6,919	13,331
Financial assets - Concessions and Itaipu	17	52,749,546	28,416,433
Derivative financial instruments	43	100,965	25,004
Advances for future capital increase	13	1,617,916	1,215,532
Hydrological risk	14	457,677	598,161
Others		1,228,145	1,487,335
		87,120,579	67,771,686

INVESTMENTS	15
Accounted for-by the equity method		25,173,611	20,685,806
Maintained at fair value		1,357,923	1,177,260
		26,531,534	21,863,066

FIXED ASSETS, NET	16	26,812,925	29,479,479

INTANGIBLE ASSETS, NET	18	761,739	935,151

TOTAL NON-CURRENT ASSETS		141,226,777	120,049,383

TOTAL ASSETS		170,499,429	149,486,779

The accompanying notes are an integral part of these consolidated financial statements

 CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS  AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF  DECEMBER 31, 2016 AND 2015, CONTINUED

 ( in thousand reais )

	NOTE	12/31/2016	12/31/2015
LIABILITIES AND EQUITY
CURRENT
Financing and loans	22	5,833,547	4,224,448
Debentures	23	12,442	357,226
Compulsory Loan	24	48,193	57,630
Suppliers	20	9,659,301	10,128,507
Advances from clients	21	620,781	648,236
Taxes payable	26	1,336,089	1,556,578
Income tax and social contribution	26	606,848	581,344
Shareholders’ compensation	28	462,891	43,522
Provisions for Onerous contracts	33	1,093,678	9,073
Payroll		1,188,149	1,018,788
Reimbursement obligations	11	1,167,503	396,208
Post-employment benefits	29	107,571	114,861
Provisions for litigation	30	1,083,475	590,725
Regulatory fees	27	647,201	695,400
Leasing	22	136,662	132,972
Derivatives financial instruments	43	6,946	20,608
Liabilities associated to assets held for sale	42	5,175,013	5,575,009
Others		1,952,220	1,948,508
TOTAL CURRENT LIABILITIES		31,138,510	28,099,643

NON-CURRENT
Financing and loans	22	39,786,881	42,173,812
Suppliers	20	9,782,820	9,449,421
Debentures	23	188,933	205,248
Advances from clients	21	592,215	659,082
Compulsory Loan	24	460,940	466,005
Asset decomission obligation	31	1,402,470	1,201,186
Fuel Consumption Account - CCC	25	482,179	452,948
Provisions for litigation	30	19,645,954	13,556,129
Post-employment benefits	29	2,368,077	1,858,824
Provisions for Onerous contracts	33	2,659,305	1,549,412
Reimbursement obligations	11	1,516,313	2,483,378
Leasing	43	1,032,842	1,119,183
Concessions payable - use of public property		63,337	59,644
Advances for future capital increase	32	3,310,409	219,294
Derivatives financial instruments	43	43,685	78,521
Regulatory fees	27	615,253	462,195
Taxes payable	26	1,059,880	900,309
Income tax and social contribution	26	8,305,606	1,003,796
Others		1,978,893	1,908,156
TOTAL NON-CURRENT LIABILITIES		95,295,992	79,806,543

EQUITY
Capital stock	35	31,305,331	31,305,331
Capital reserves	35	13,867,170	26,048,342
Profit reserves	35	3,018,682	—
Adjustments to equity		33,261	39,452
Accumulated losses		—	(12,339,801)
Accumulated other comprehensive loss		(4,004,625)	(3,113,481)
Values recognized in OCI classified as assets held for sale		(16,349)	(6,458)
Equity attributable to owners of the Company		44,203,470	41,933,385

Non-controlling interests		(138,543)	(352,792)
TOTAL EQUITY		44,064,927	41,580,593

TOTAL LIABILITIES AND EQUITY		170,499,429	149,486,779

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDING ON DECEMBER 31, 2016, 2015 AND 2014

( in thousands of  reais )

	NOTE	12/31/2016		12/31/2015		12/31/2014

NET OPERATING REVENUE	37	60,748,853		32,588,838		30,137,807

OPERATING EXPENSES

Energy purchased for resale	40	(11,264,044)		(10,766,227)		(10,424,699)
Charges upon use of electricity network		(1,805,434)		(1,737,959)		(1,523,379)
Fuel to produce electricity		(759,826)		(1,249,836)		(1,479,633)
Construction		(2,381,630)		(3,237,537)		(2,899,648)
Personnel, supplies and services	39	(10,363,211)		(9,495,417)		(8,485,373)
Remuneration and indemnity		(362,702)		(348,874)		(386,824)
Depreciation		(1,558,387)		(1,417,856)		(1,387,034)
Amortization		(285,398)		(424,744)		(390,262)
Donations and contributions		(219,417)		(215,116)		(251,415)
Operating Charges (Reversals), Net	41	(14,867,952)		(11,586,767)		(4,663,221)
Voluntary Redundancy Plan		—		—		(219,299)
Investigation Findings		—		(15,996)		(195,127)
Others		(1,974,327)		(2,131,954)		(1,675,350)
		(45,842,328)		(42,628,283)		(33,981,264)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL RESULT		14,906,525		(10,039,445)		(3,843,457)

FINANCIAL RESULT

Financial Revenue
Income from interest, commissions and fees		1,154,010		1,128,406		1,071,107
Income from financial investments		1,086,578		1,122,643		1,020,654
Additional interest on energy		320,836		709,404		323,300
Monetary adjustment gain		2,549,308		3,765,236		841,821
Exchange variation gain		4,985,602		10,251,948		3,293,940
Remuneration for indemnifications — Law 12,783/13		—		115,407		1,018,952
Updating regulatory asset		231,107		229,608		—
Gains on derivatives		218,714		—		382,614
Other financial income		677,235		629,589		747,433

Financial expenses
Debt charges		(6,375,836)		(6,340,459)		(3,448,734)
Lease Charges		(303,381)		(273,391)		(279,716)
Charges on shareholders’ funds		(200,857)		(40,511)		(87,047)
Monetary adjustment loss		(4,149,223)		(1,362,380)		(495,680)
Exchange variation loss		(4,848,040)		(10,219,318)		(2,998,387)
Updating regulatory liabilities		(174,485)		(130,502)		—
Loss on derivatives		—		(221,666)		—
Other financial expenses		(1,100,879)		(1,063,039)		(695,632)
		(5,929,311)		(1,699,025)		694,625

PROFIT (LOSS) BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS		8,977,214		(11,738,470)		(3,148,832)

RESULTS OF EQUITY METHOD INVESTMENTS	38	3,205,511		531,446		(1,308,304)

PROFIT (LOSS) BEFORE TAXES AND SOCIAL CONTRIBUTIONS		12,182,725		(11,207,024)		(4,457,135)

Current income tax and social contribution	26	(619,044)		(546,812)		(82,483)
Deferred income tax and social contribution	26	(7,891,775)		(163,300)		(1,618,035)
TOTAL INCOME TAXES AND SOCIAL CONTRIBUTIONS		(8,510,819)		(710,112)		(1,700,518)

Net Income (Loss) for year		3,671,906		(11,917,136)		(6,157,653)

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY		3,584,529		(11,405,085)		(6,226,206)
AMOUNT ATTRIBUTED TO NON-CONTROLLING INTERESTS		87,377		(512,051)		68,553

PROFIT (LOSS) BASIC PER SHARE	36	R$	2.65	R$	(8.43)	R$	(4.60)
PROFIT (LOSS) DILUTED PER SHARE	36	R$	2.62	R$	(8.43)	R$	(4.60)

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AS OF DECEMBER 31, 2016, 2015 AND 2014

( in thousand reais )

			PROFIT RESERVES					EQUITY VALUATION		ACCUMULATED OTHER	EQUITY ATTRIBUTABLE TO	NON-
	CAPITAL STOCK	CAPITAL RESERVES	LEGAL	STATUTORY	RETAINED EARNINGS	UNREALIZED PROFIT	ADDITIONAL DIVIDENDS	ADJUSTMENT EFFECTS	ACCUMULATED LOSSES	COMPREHENSIVE LOSS	OWNERS OF THE COMPANY	CONTROLLING INTERESTS	TOTAL EQUITY
On December 31, 2013	31,305,331	26,048,342	2,233,017	2,989,936	—	—	433,962	68,368	—	(1,696,858)	61,382,098	195,198	61,577,296
Additional dividends							(433,962)				(433,962)		(433,962)
Investment acquisition											—	43,252	43,252
Financial charges - Decreto 2.673/98											—		—
Accumulative conversion adjustments										(58,137)	(58,137)		(58,137)
Post-employment benefit adjustments										(407,875)	(407,875)		(407,875)
Fair value of available for sale financial instruments										77,888	77,888		77,888
Deferred Income tax and social contribution over other comprehensive income										(26,482)	(26,482)		(26,482)
Adjustment of Subsidiary / Associates										(993,232)	(993,232)	1,946	(991,286)
Derivative Financial instruments - Hedge										(11,412)	(11,412)		(11,412)
Equity valuation adjustments								(25,421)	25,421		—		—
Statutory reserves releases				67,141					(67,141)		—		—
Net Income (Loss) for year									(6,226,206)		(6,226,206)	68,553	(6,157,653)
Proposed dividends									—		—		—
Unclaimed compensation to shareholders - Prescribed									41,720		41,720		41,720
Approval of additional dividends by Annual General Meeting									—		—		—
Statutory reserves losses				(3,031,055)					3,031,055		—		—
As of December 31, 2014	31,305,331	26,048,342	2,233,017	26,022	—	—	—	42,947	(3,195,151)	(3,116,108)	53,344,400	308,949	53,653,349
Accumulative conversion adjustments										67,482	67,482		67,482
Post-employment benefit adjustments										247,803	247,803		247,803
Fair value of financial instruments available for sale										(113,241)	(113,241)		(113,241)
Deferred Income tax and social contribution over other comprehensive income										38,502	38,502		38,502
Adjustment of Subsidiary / Associates									2,415	(243,909)	(241,494)	(149,690)	(391,184)
Financial instruments - hedge										(468)	(468)		(468)
Equity valuation adjustments								(3,495)	3,495		—		—
Net Income (Loss) for year									(11,405,085)		(11,405,085)	(512,051)	(11,917,136)
Proposed dividends				(26,022)							(26,022)		(26,022)
Unclaimed shareholders’ compensation - statute of limitations									21,508		21,508		21,508
Approval of additional dividends by Annual General Meeting									—		—		—
Absorption of losses			(2,233,017)						2,233,017		—		—
As of December 31, 2015	31,305,331	26,048,342	—	—	—	—	—	39,452	(12,339,801)	(3,119,939)	41,933,385	(352,792)	41,580,593
Accumulative conversion adjustments										(32,286)	(32,286)		(32,286)
Post-employment benefit adjustments										(178,854)	(178,854)		(178,854)

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIESS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND LOSS FOR YEARS ENDING ON DECEMBER 31, 2016, 2015 AND 2014

( in thousands of reais )

	12/31/2016	12/31/2015	12/31/2014

Profit (loss) in the year	3,671,906	(11,917,136)	(6,157,653)

Other comprehensive income (loss) which may not be reclassified to net profit or loss
Foreign currency translation adjustments	(32,284)	121,353	(42,279)
Actuarial gains and losses	(1,143,119)	(236,798)	(971,565)
Deferred Income tax and social contributions	—	—	(404,332)

Other comprehensive income (loss) which may be reclassified to net profit or loss
Cash flow hedge	11,683	(468)	(12,320)
Deferred Income tax and social contributions	—	—	309
Fair value of financial instruments available for sale	165,863	(109,493)	99,820
Deferred Income tax and social contributions	(56,393)	37,228	(33,939)
Comprehensive income of subsidiaries, affiliates and jointly-controlled companies	280,682	33,383	(464,478)
Deferred Income tax and social contributions	9,296	1,274	411,480

Other items in comprehensive loss	(764,272)	(153,521)	(7,574,957)

Total comprehensive income (loss) of the year	2,143,362	(12,224,178)	(7,574,957)

Portion attributable to controlling shareholders owners of the Company	1,929,113	(11,562,437)	(7,643,510)
Portion attributable to non-controlling shareholders interests	214,249	(661,741)	68,553

	2,143,362	(12,224,178)	(7,574,957)

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDING ON DECEMBER 31, 2016, 2015 AND 2014

(in thousand reais)

CASH FLOWS FROM OPERATING ACTIVITIES		12/31/2016	12/31/2015	12/31/2014

Profit (Loss) before income tax and social contribution		12,182,725	(11,207,024)	(4,457,135)

Adjustments to reconcile net profit (loss) to net cash provided by operating activities :
Depreciation and amortization		1,843,785	1,842,600	1,777,296
Net monetary variations		1,599,915	(914,656)	(1,329,742)
Net exchange variations		(137,562)	863,808	291,510
Financial charges		5,525,207	2,001,687	(109,124)
Income from financial assets	37	(29,406,261)	(838,087)	(714,409)
Result of equity method investees	38	(3,205,511)	(531,446)	1,308,304
Bad debt expense (reversals)	41	351,673	658,679	(122,662)
Provisions for litigation	41	3,994,158	2,932,120	7,797,129
Impairment of assets	41	5,681,017	5,830,959	16,903
Provisions (reversals) onerous contracts	41	2,194,498	366,477	(1,800,401)
Provision for voluntary redundancy plan	41	—	—	219,299
Impairment (reversal) for investment losses	41	1,479,088	489,753	(1,414,171)
Reversal of impairment loss of financial assets	41	—	—	(791,868)
Impairment losses on fixed asset	41		—	235,064
Provision for environmental	41		—	104,904
Provision (reversal) hydrological risk - GSF	41	(451,340)	451,340	—
Provision CCC - ANEEL	41	741,623	—	—
Fees on the global reversal reserve		220,420	253,348	308,167
Adjustment fair value / market value		28,864	157,066	170,509
Minor shareholders’ share		(132,389)	775,835	(103,868)
Interest on resources from shareholders’		200,857	40,511	87,047
Derivatives		(218,714)	221,666	(392,354)
Investigation Findings		—	15,996	195,127
Others		732,229	333,761	513,693
		(8,958,443)	14,951,417	6,246,352

Changes in:
Accounts receivables		(583,469)	130,905	(441,152)
Marketable securities		1,292,551	(2,886,138)	2,366,099
Reimbursement rights	11	1,338,396	(700,320)	2,991,052
Inventories	12	90,774	(119,055)	133,229
Nuclear fuel inventory		(150,128)	20,930	(150,590)
Financial asset - Itaipu and public service concessions		1,036,633	1,886,785	136,864
Assets held for sale		217,572	(4,623,785)	—
Hydrological risk		226,779	(342,651)	—
Others		215,588	357,948	(317,166)
		3,684,696	(6,275,381)	4,718,336

Suppliers		(156,294)	3,094,034	7,669,536
Advances from clients	21	(61,195)	(57,349)	(53,898)
Leasing		(82,651)	(74,506)	(67,166)
Payroll		80,116	(165,866)	(153,105)
Reimbursement obligations	11	(888,864)	2,491	(7,534,600)
Regulatory fees	27	104,859	(382,423)	29,997
Liabilities associated to assets held for sale		(399,996)	5,575,009	—
Others		71,559	1,152,395	(383,602)
		(1,332,466)	9,143,785	(492,838)
Cash generated from operations		5,576,512	6,612,797	6,014,715

Payment of finacial charges		(3,766,612)	(2,805,404)	(1,222,341)
Payment of global reverse reserve charges		(138,869)	(952,355)	(216,209)
Amounts received from allowed annual revenue		1,226,501	965,764	703,266
Receipt of financial asset compensation		—	4,027,661	2,773,092
Receipt of financial charges		1,122,490	1,113,278	172,000
Payment of income taxes and social contributions		(1,229,862)	(610,223)	(667,150)
Income received from investment in equity securities		694,003	412,874	106,232
Additional pention payments		(229,766)	(201,469)	(387,296)
Payment of legal provisions	30	(739,361)	(904,505)	(1,177,462)
Judicial deposits		(626,298)	(677,944)	(906,386)
Net cash provided by operating activities		1,888,738	6,980,474	5,192,461

CASH FLOWS FROM FINANCING ACTIVITIES

Loans and financing		3,638,561	7,543,513	7,410,882
Payment of loans and financing - principal		(4,543,612)	(5,381,995)	(3,238,117)
Payment of shareholders remuneration		(5,790)	(23,056)	(814,993)
Payment of refinancing tax and contributions - principal		(132,879)	(117,058)	(103,785)
Advances for future capital increase from shareholders		2,906,180	—	—
Global Reversion Reserve Resources		1,007,112	—	—
Others		1,191	(2,431)	49
Net cash provided by financing activities		2,870,763	2,018,973	3,254,036

CASH FLOWS FROM INVESTMENT ACTIVITIES

Loans and financing - receipt		(242,154)	(751,524)	(255,379)
Loans and financing - payment		2,398,790	2,539,101	506,264
Acquisition of fixed assets		(1,691,089)	(4,139,891)	(2,801,858)
Acquisition of intangible assets		(79,076)	(384,307)	(117,046)
Acquisition of concession assets		(1,910,773)	(3,153,701)	(3,262,535)
Acquisition /capital increase in subsidiary		(3,272,685)	(2,433,066)	(3,903,911)
Advances for future capital increases		(622,688)	(737,631)	(906,024)
Net cash flow of subsidiary acquisition		—	—	159,703
Others		(54,131)	48,467	(56,216)
Net cash used in investment activities		(5,473,806)	(9,012,552)	(10,637,002)

Net decrese in cash and cash equivalents for the year		(714,305)	(13,105)	(2,190,505)

Cash and cash equivalents at the beginning of the year	5	1,393,973	1,407,078	3,597,583
Cash and cash equivalents at the end of the year	5	679,668	1,393,973	1,407,078

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

Eletrobras

(Publicly Company)

CNPJ 00.001.180/0001-26

Notes to the consolidated financial statements for the years ending

December 31, 2016, 2015 and 2014

(In thousands of reais)

NOTE 1 -  OPERATIONAL CONTEXT

Centrais Elétricas Brasileiras S.A. (Eletrobras or the Company) is a publicly traded company, headquartered in Brasília - DF - Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A — Ed. Venâncio 3000, Asa Norte, registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC), with stock traded on the Exchanges of São Paulo (BOVESPA) in Brazil, Madrid (LATIBEX) in Spain, and New York (NYSE) in the United States of America. The Company is a joint stock company controlled by the Federal Government. Its has as its corporate objective the performance of studies, projects, construction and operation of generating plants, transmission lines and electricity distribution, as well as the conclusion of acts of commerce arising out of these activities. Its has as its objective, in addition, to provide financing, to provide guarantees in Brazil and abroad, to the public service companies ofelectricity  and that are under its control and in favor of technical-scientific research entities; to promote and support research of interest to the electricity sector, in particularactivities of generation, transmission and distribution, as well as to conduct studies of the utilization of water catchment areas for multiple purposes; to contribute to the training of the technical personnel required by the Brazilian electricity sector, as well as in the preparation of skilled workers through specialized courses and it may also grant aid to educational institutions of the country or scholarships abroad, and makingagreements with entities that collaborate in the training of specialized technical personnel; to collaborate, technically and administratively,  with the companies in relation to which it participates in shareholding and with the Ministry of Mines and Energy.

The Company performs the function of holding, managing investments in corporate participations, holding a controlling share interest in six direct companies of generation and/or transmission of electric energy, as listed below:

•            Furnas Centrais Elétricas S.A. (FURNAS);

•            Centrais Elétricas do Norte do Brasil S.A. (ELETRONORTE);

•            Companhia Hidro Elétrica do São Francisco (CHESF);

•            ELETROSUL Centrais Elétricas S.A.;

•            Eletrobras Termonuclear S.A. (ELETRONUCLEAR); and

•            Companhia de Geração Térmica de Energia Elétrica (CGTEE).

Beyond the control of generation and/or transmission of electric energy companies, as listed above, the Company holds a direct controlling interest in seven electricity distribution companies:

•            Boa Vista Energia S.A. (Boa Vista);

•            Companhia de Eletricidade do Acre (Eletroacre);

•            Centrais Elétricas de Rondônia (Ceron);

•            Companhia Energética de Alagoas (Ceal);

•            Companhia Energética do Piauí (Cepisa);

•            CELG Distribuição S.A. (CELG D); and

•            Amazonas Distribuidora de Energia S.A. (Amazonas D).

On December 31, 2015, the Company classified the assets and liabilities of the subsidiary CELG D as an asset held for sale, as the Company was committed with the sale of the controlling interest held in that subsidiary, which was confirmed in a privatization auction on November 30, 2016. This sale was completed on February 14, 2017, when the CELG D Stock Purchase Agreement was signed by and between Eletrobras, Companhia Celg de Participações (CELGPAR), and ENEL BRASIL S/A, according to the schedule established . More information is available in Note 42.

On July 22, 2016, during the 165th General Extraordinary Meeting, it was deliberated not to renew the concessions of the electricity distribution subsidiaries of Eletrobras Group. During that General Extraordinary Meeting, it was deliberated to transfer the majority control, by December 31, 2017, of Eletrobras distribution companies, provided that prior to the transfer of the distribution company to its new owner, the distribution company receives from the Federal Government or through tariffs all resources and remuneration necessary to operate, maintain, and make investments relating to the public utility services of each distribution company. (See Note 2)

On July 1, 2015, the subsidiary Amazonas Energia started in the unbundling process, where electricity generation and transmission activities, until then provided by Amazonas Distribuidora, were separated from its distribution activity. Thus, a new company was created in Eletrobras, named Amazonas Geração e Transmissão de Energia S.A. (“Amazonas GT”), under direct control of Amazonas D. The second phase of the unbundling process, which is ongoing, will conclude the corporate restructuring.

The Company still holds majority control of Eletrobras Participações S.A. (Eletropar). In addition, it holds equity interests in Itaipu Binacional (Itaipu) (through a system of joint control as under the International Treaty signed by the Governments of Brazil and Paraguay), Inambari Geração de Energia S.A., and Rouar S.A. (through a system of joint control with the state-owned Uruguayan company Usinas y Transmisiones Eléctricas de Uruguay [UTE]).

The Company has is an indirect controller or participates in a minority role directly or indirectly in a number of other companies in the segments of generation, transmission, and distribution of electricity (see Note 15).

The commercialization of generated energy is based on two distinct market environments, being one regulated (energy destined for  distribution concessionaires) and another characterized by freely contracted agreements (free market). Law No. 10,848 of March 15, 2004, provides differentiation between energy coming from new ventures and existing companies, determining the realization of separate auctions  for each of these markets.

The Company is authorized, directly or through its associates or subsidiaries, to associate itself, with or without contribution of resources, to establish business consortia or participation in companies, with or without a controlling power abroad, intended directly or indirectly for the exploration of production or transmission or distribution of electricity.

The Company has been responsible, in addition, for sectoral resource management, represented by the Global Reversal Reserve (or RGR), Energy Development Account (CDE), and Fuel Consumption Account (CCC). These funds finance programs of the Federal Government for universalization of access to electricity, public lighting efficiency, incentives for alternative sources of electrical energy, electrical energy conservation and the purchase of fossil fuels used in isolated systems of electric power generation, whose financial movements  do not affect the results of the Company (except for administrative fees in certain Funds).

Provisional Measure No. 735 of June 23, 2016 established that the activities relating to the management and administration of the sector funds Global Reversal Reserve (RGR), Energy Development Account (CDE), and Fuel Consumption Account (CCC), for which Eletrobras has been responsible up until now, are to be transferred to the Electricity Trading Chamber (CCEE). On November 17, 2016, this provisional measure was converted into Law 13,360, establishing that by April 30, 2017, the activities relating to the management and administration of these funds will be transferred to the Electricity Trading Chamber (CCEE).

With the transfer of these activities to the CCEE, Eletrobras will continue to dedicate itself, with more exclusive focus, to its electricity generation, transmission and distribution, and commercialization businesses, in adherence to its strategic vision of acting in energy markets in a comprehensive, profitable, and sustainable manner.

The Company also acts as marketing agent of electric power for Itaipu Binacional and for the agents participating in the Incentive Program for Alternate Sources of Electrical Energy (PROINFA) and the National Electricity Conservation Program (PROCEL).

The issuance of these consolidated financial statements was authorized by the Board of Directors, on April 28, 2017.

NOTE 2 -  PUBLIC SERVICE ELECTRIC POWER CONCESSIONS

Eletrobras, through its subsidiaries and Itaipu, owns 46.908 GW* of installed capacity, 70,148 thousand kilometers* of transmission lines and seven power distributors that serve approximately 7 million* consumers.

The Company, through its subsidiaries or minority interest investees, holds various public service electric power concessions, for which the details, installed capacity and expiration dates are listed below:

(*) Information not audited by the independent auditors.

I — Concessions under O&M — renewed - Law 12,783/13

•                                                    Electric power generation and authorization

Concessions under O&M

Concessions/Permits	Location	Installed Capacity (MW)*	Expiration

UHE Paulo Afonso I	BA	180	12/31/2042
UHE Paulo Afonso II	BA	443	12/31/2042
UHE Paulo Afonso III	BA	794	12/31/2042
UHE Paulo Afonso IV	BA	2,462	12/31/2042
UHE Apolônio Sales	BA	400	12/31/2042
UHE Luiz Gonzaga (Itaparica)	BA	1,480	12/31/2042
UHE Xingó	SE	3,162	12/31/2042
UHE Furnas	MG	1,216	12/31/2042
UHE Luiz Carlos Barreto de Carvalho	SP / MG	1,050	12/31/2042
UHE Marimbondo	SP / MG	1,440	12/31/2042
UHE Porto Colômbia	SP / MG	320	12/31/2042
UHE Funil	MG	216	12/31/2042
UHE Corumbá I	GO	375	12/31/2042
UHE Serra da Mesa	GO	1,275	11/12/2039
UHE Funil	BA	30	12/31/2042
UHE Pedra	BA	20	12/31/2042
UHE Boa Esperança	PI	237	12/31/2042
UHE Coaracy Nunes	AP	78	12/31/2042

*Information not audited by the independent auditors

•                  Electric Power ransmission

Contract	Holder	Period (years)	Expirations

057/2001	Eletrosul	30	12/31/2042
058/2001	Eletronorte	30	12/31/2042
061/2001	Chesf	30	12/31/2042
062/2001	Furnas	30	12/31/2042

(*) Not audited by independent auditors.

II – Main Exploitation Concessions

•                 Electric power generation and authorization

Exploitation Concessions - GENERATION

Concessions/Permits	Location	Installed Capacity (MW)(*)	Concession Year
UHE Sobradinho	BA	1050.30	2022
UTE Camaçari	BA	346.80	2027
UHE Belo Monte (12)	PA	11233.10	2045
UHE Tucuruí	PA	8535	2024
UHE Samuel	RO	216.75	2029
UTE Rio Madeira	RO	119.35	2018
UTE Santana	AP	177.74	2019
UTE Santarém	PA	14.76	2034
UTE Electron (7)	AM	121.10	2020
UHE Dardanelos	MT	261	2042
UHE Mauá	PR	177.90	2042
UHE Jirau (1)	RO	3750	2043
UTE Presidente Médici — Candiota I and II (2)	RS	446	2015
UTE Candiota III	RS	350	2041
UTE Tabatinga (13)	AM	316.40	2016
UTE Belem de Simões (13)	AM	316.40	2016
UHE Balbina	AM	249.75	2027
UHE Aparecida	AM	282.50	2020
UTE Mauá	AM	409.50	2020
UTE Santa Cruz (6)	RJ	500	2015
UHE Mascarenhas de Moraes	MG	476	2023
UHE Itumbiara	MG / GO	2082	2020
UHE Manso	MT	212	2035
UHE Simplício/Anta	RJ / MG	305.70	2041
UHE Peixe Angical	TO	498.75	2036
UHE Baguari (11)	MG	140	2041
UHE Foz do Chapecó	Uruguay	855	2036
UTN Angra I	RJ	640	2024
UTN Angra II	RJ	1350	2041
UTN Angra III	RJ	1405	40 years
UHE Piloto (5)	BA	2	2015
UHE Araras (5)	CE	4	2015
UHE Curemas	PB	3.52	2024
EOL São Pedro do Lago	BA	30	2046
EOL Pedra Branca	BA	30	2046
EOL Sete Gameleiras	BA	30	2046
EOL Caiçara I	RN	27	2047
EOL Junco I	RN	24	2047
EOL Junco II	RN	24	2047
EOL Caiçara II	RN	18	2047
EOL Casa Nova	BA	180	2043
EOL Casa Nova II	BA	28	2049

Exploitation Concessions - GENERATION

Concessions/Permits	Location	Installed Capacity (MW)(*)	Concession Year
EOL Casa Nova III	BA	24	2049
EOL Baraúnas I	BA	32.90	2049
EOL Morro Branco I	BA	32.90	2049
EOL Mussambê	BA	32.90	2049
EOL Santa Joana XI	PI	29.60	2049
EOL Santa Joana XVI	PI	28.90	2049
EOL Santa Joana X	PI	29.60	2049
EOL Santa Joana XIII	PI	29.60	2049
EOL Santa Joana XII	PI	28.90	2049
EOL Santa Joana XV	PI	28.90	2049
EOL Santa Joana IX	PI	29.60	2049
EOL Acauã Energia	BA	12	2049
EOL Arapapá Energia	BA	10	2049
EOL Angical 2	BA	14	2049
EOL Teiú 2	BA	14	2049
EOL Caititú 2	BA	14	2049
EOL Carcará	BA	10	2049
EOL Corrupião 3	BA	14	2049
EOL Caititú 3	BA	14	2049
EOL Papagaio	BA	18	2049
EOL Coqueirinho 2	BA	20	2049
EOL Santa Joana IV	PI	27.20	2049
EOL Serra das Vacas I	PE	23.92	2049
EOL Santa Joana V	PI	28.90	2049
EOL Serra das Vacas II	PE	22.30	2049
EOL Serra das Vacas III	PE	22.24	2049
EOL Serra das Vacas IV	PE	22.30	2049
EOL Santa Joana III	PI	29.60	2049
EOL Santa Joana I	PI	28.90	2049
EOL Santo Augusto IV	PI	28.90	2049
EOL Santa Joana VII	PI	28.90	2049
EOL Tamanduá Mirim 2	BA	24.00	2049
EOL Banda de Couro	BA	32.90	2049
EOL Baraúnas II	BA	25.90	2049
UHE CuruáUna	PA	30.30	2028
UTE Rio Acre	AC	45.49	2025
UTE Rio Branco I	AC	18.65	2020
UTE Rio Branco II	AC	32.75	2020
UTE Senador Arnon Afonso Farias	RR	85.99	2024
UTE Serra do Navio	SE	23.30	2037
EOL Miassaba 3	RN	68.47	2045
EOL Rei dos Ventos 3	RN	60.12	2045
UHE Passo São João	RS	77	2041
UHE São Domingos	MS	48	2037
PCH Barra do Rio Chapéu	SC	15.20	2034

Exploitation Concessions - GENERATION

Concessions/Permits	Location	Installed Capacity (MW)(*)	Concession Year
PCH João Borges	SC	19	2035
PCH Coxilha Rica (4)	SC	18	2042
PCH Santo Cristo (3)	SC	19.50	2042
EOL Capão do Inglês	RS	10	2049
EOL Coxilha Seca	RS	30	2049
EOL Galpões	RS	8	2049
EOL Chuí I	RS	24	2047
EOL Chuí II	RS	22	2047
EOL Chuí IV	RS	22	2047
EOL Chuí V	RS	30	2047
EOL Chuí VI	RS	24	2047
EOL Chuí VII	RS	22	2047
EOL Chuí 09	RS	17.90	2049
EOL Cerro Chato IV (10)	RS	10	2047
EOL Cerro Chato V (10)	RS	12	2047
EOL Cerro Chato VI (10)	RS	24	2047
EOL Cerro dos trindades (10)	RS	8	2047
EOL Ibirapuitã	RS	24	2047
EOL Verace 24	RS	19.70	2049
EOL Verace 25	RS	7.20	2049
EOL Verace 26	RS	14.30	2049
EOL Verace 27	RS	16.10	2049
EOL Verace 28	RS	12.50	2049
EOL Verace 29	RS	17.90	2049
EOL Verace 30	RS	17.90	2049
EOL Verace 31	RS	9	2049
EOL Verace 34	RS	14.30	2049
EOL Verace 35	RS	12.50	2049
EOL Verace 36	RS	21.50	2049
EOL Geribatu I	RS	20	2047
EOL Geribatu II	RS	20	2047
EOL Geribatu III	RS	26	2047
EOL Geribatu IV	RS	30	2047
EOL Geribatu V	RS	30	2047
EOL Geribatu VI	RS	18	2047
EOL Geribatu VII	RS	30	2047
EOL Geribatu VIII	RS	26	2047
EOL Geribatu IX	RS	30	2047
EOL Geribatu X	RS	28	2047
Megawatt Solar	SC	0.93	—
EOL Cerro Chato I	RS	30	2045
EOL Cerro Chato II	RS	30	2045
EOL Cerro Chato III	RS	30	2045
UTE São Jerônimo (7)	RS	20	2015
UTE Nutepa (7)	RS	24	2015

Exploitation Concessions - GENERATION

Concessions/Permits	Location	Installed Capacity (MW)(*)	Concession Year
UTE Cidade Nova (7)	AM	29.70	2015
UTE Iranduba	AM	50	2020
UTE Distrito (7)	AM	124.70	2015
UTE São José	AM	50	2017
UTE Flores	AM	95.40	2017
UTE Roberto Silveira	RJ	30	2027
UHE Batalha	MG / GO	52.50	2041
UHE Retiro Baixo	MG	82	2041
Três Irmãos	Tietê	807.50	2044
Serra do Facão	GO	212.58	2036
EOL Rei dos Ventos 1	RN	58.45	2045
EOL Famosa I	RN	22.50	2047
EOL Pau Brasil	CE	15	2047
EOL Rosada	RN	30	2048
EOL São Paulo	CE	17.50	2047
EOL Bom Jesus	CE	18	2049
EOL Cachoeira	CE	12	2049
EOL Pitimbu	CE	18	2049
EOL Jandaia	CE	28.80	2047
EOL Jandaia I	CE	19.20	2047
EOL São Caetano	CE	25.20	2049
EOL São Caetano I	CE	18	2049
EOL São Clemente	CE	19.20	2047
EOL São Galvão	CE	18	2049
EOL Carnaúba I	RN	22	2049
EOL Carnaúba II	RN	18	2049
EOL Carnaúba III	RN	16	2049
EOL Carnaúba V	RN	24	2049
EOL Cervantes I	RN	16	2049
EOL Cervantes II	RN	12	2049
EOL Punaú I	RN	24	2049
EOL Arara Azul	RN	27.50	2049
EOL Bentevi	RN	15	2049
EOL Ouro Verde I	RN	27.50	2049
EOL Ouro Verde II	RN	30	2049
EOL Ouro Verde III	RN	25	2049
EOL Santa Rosa	CE	20	2049
EOL Uirapuru	CE	28	2049
EOL Ventos de Angelim	CE	24	2049
EOL Serra do Mel I	RN	28	2049
EOL Serra do Mel II	RN	28	2049
EOL Serra do Mel III	RN	28	2049
EOL Itaguaçu da Bahia	BA	28	2049
EOL Ventos de Santa Luiza	BA	28	2049
EOL Ventos de Santa Madalena	BA	28	2049

Exploitation Concessions - GENERATION

Concessions/Permits	Location	Installed Capacity (MW)(*)	Concession Year
EOL Ventos de Santa Marcella	BA	28	2049
EOL Ventos de Santa Vera	BA	28	2049
UHE Santo Antônio (Mesa) (11)	BA	417.2	2043
UHE Santo Antônio Mesa (8)	BA	3150.80	2043
EOL Ventos de Santo Antônio	BA	28	2049
EOL Ventos de São Bento	BA	28	2049
EOL Ventos de São Cirilo	BA	28	2049
EOL Ventos de São João	BA	28	2049
EOL Ventos de São Rafael	BA	28	2049
EOL São Januário	CE	19.20	2047
EOL Nsa Sra de Fátima	CE	28.80	2047
UHE Sinop	MT	400	2049
UHE São Manoel	PA	700	2049
EOL Brasventos Eolo	RN	58.45	2045
UHE Teles Pires (9)	PA/MT	1819.80	2046

(1) On November 22, 2016, the last Generation Units were commissioned. On December 16, 2016, the UHE Jirau was inaugurated with its complete installed capacity.

(2) The contracts for energy sale relating to the Presidente Médici Plant were finalized on December 31, 2016. CGTEE proceeded in disconnecting Phase B of the aforesaid Plant beginning on 03/01/17. Phase A must be deactivated in December of 2017.

(3) Currently in the Installation Licensing phase, to begin operations 22 months after issuance of the Installation License.

(4) Start of construction and operation to be determined, due to the negative opinion of the Institute of National Historic and Artistic Heritage.

(5) Plants not operational with an expired concession agreement, awaiting authorization of the ANEEL for dissolution of the contract.

(6) Plant concession not yet extended.

(7) Plant is deactivated.

(8) On 12/31/2016, there were 44 commercially operating generators with a total of 50 plants.

(9) In August 2016, implementation of the UHE Teles Pires was completed, as an SPE, with commercial launch of the last three generation units, with installed capacity totaling 1,819.80 MW (*).

(10) Suspension of operation of the wind parks is being reviewed by the courts, due to the accident which occurred in December 2014.

(11) Projects still being implemented.

(12) Plant in partial operation.

(13) Ministry of Mining and Energy Ordinance No. 25 of February 11, 2016, authorizing lease to service locations from the isolated systems serviced by Amazonas D.

(*) Information not audited by the independent auditors.

The concession contract No. 067/2000, of UTEs Presidente Médici (Phases A and B), São Jerônimo, and Nutepa owned by subsidiary CGTEE ended on July 7, 2015.

As set forth in the concession contract and in the applicable legislation, the subsidiary CGTEE formalized, in the proper time, the interest to renew the concession of those plants.

To date, the Concession grantor has not taken a final position on the abovesubsidiary’s request and, therefore, until the end of the process, the subsidiary CGTEE will keep on exploring these units under the same terms as the current concession. The Concession grantor has not provided an estimate termto conclude this process.

The decision on the renewal of the concession shall be subject to analyzis by the subsidiary CGTEE, following presentation of the position by the Concession grantor.

II.I – Generation under Special Administration

On July 2, 2016, ownership of the small hydroelectric plants that were under special administration of Furnas, according to the terms of Law No. 12,783/2013, was transferred to Cemig Geração e Transmissão S.A. through additives to Concession contracts No. 014/2016 and 012/2016.

Generation Companies under Special Administration as per Law No. 12,783/2013

Concessions/Permits	Installed Capacity (MW) (*)	Concession Year
Dona Rita	2.41	06/2013
Sinceridade	1.42	04/2013
Neblina	6.47	04/2013
Ervália	6.97	07/2015
Coronel Domiciano	5.04	07/2015

(*) Information not audited by the independent auditors.

III — Electric Power Transmission

Contract	Name	%	KM	SE	Location	Term (years)	Expires
002/2006	INTESA - Integração Transmissora de	12.00%	695.0	—	TO/GO	30	2036
004/2010	TDG - Transmissora Delmiro Gouveia S.A.	49.00%	156.0	—	MA/CE	30	2040
005/2004	STN - Sistema de Transmissão Nordeste	49.00%	546.0	—	PI/CE	30	2034
005/2007	LT Funil - Itapebi, C3	100%	223.0	—	BA	30	2037
005/2008	LT Jardim - Penedo - 230 kV, C1	100%	110.0	—	SE/AL	30	2038
005/2012	LT Jardim - Nossa Senhora do Socorro - 230 kV; LT Messias - Maceió II - 230 kV; SE Nossa Senhora do Socorro 230/69 kV ; SE Maceió II,	100%	21.3	—	SE/AL/BA	30	2042
006/2004	SE Elev. Usina de Curemas; SE Elev. Usina Term. Camaçari; SE Elev. Usina de Sobradinho	100%	—	1	PB/BA	30	2027
006/2009	LT Pirapama II - Suape II - 230 kV, C1, C2; LT Suape III - Suape II - 230 kV, C1, C2; SE Suape II - 500/230 kV (600 MVA ); SE Suape III - 230/69 kV	100%	49	—	PE	30	2039
007/2005	LT Milagres - Tauá - 230 kV, C1; SE Tauá II - 230 kV	100%	208.1	1	CE	30	2035
007/2010	SE Camaçari IV - 500/230 kV	100%		1	BA	30	2040
008/2005	LT Milagres - Coremas - 230 kV, C2	100%	119.8	—	CE/PB	30	2035
008/2011	Extremoz Transmissora do Nordeste -	100%	285	—	RN/PB	30	2041
009/2011	LT Morro do Chapéu II - Irecê - 230 kV; SE Morro do Chapéu II 230 kV	100%	65	1	BA	30	2041
010/2007	LT Ibicoara - Brumado - 230 kV, C1	100%	94.5	—	BA	30	2037
010/2008	Marumbi Transmissora de Energia S.A.	19.50%	559.0	—	PA/AM	30	2038
010/2011	LT Paraíso - Lagoa Nova II - 230 kV; SE Lagoa Nova II 230 kV; SE Ibiapina II 230 kV	100%	65.4	2	RN/CE	30	2041
012/2007	LT Paraíso - Açu II - 230 kV, C2; LT Picos - Tauá II - 230 kV, C1	100%	316	—	PI/CE/RN	30	2037
013/2010	SE Arapiraca III - 230/69 kV	100%	—	1	AL	30	2040
014/2008	LT 230 kV Eunápolis - Teixeira de Freitas II, C1; SE Teixeira de Freitas II - 230/138 kV	100%	145	1	BA	30	2038
014/2010	SE Pólo 230/69 kV	100%	—	1	BA	30	2040
015/2009	Interligação Elétrica do Madeira S.A .	24.50%	2,375		RO/SP	30	2039
015/2012	LT Camaçari IV - Pirajá - 230 kV; LT Pituaçu - Pirajá - 230 kV; SE Pirajá 230/69 kV	100%	50	1	BA	30	2042
017/2009	LT Paulo Afonso III - Zebu II - 230 kV, C1, C2; LT Pau Ferro - Santa Rita II - 230 kV; SE Santa Rita II - 230/69 kV ; SE Zebu - 230/69 kV ; SE Natal III -	100%	107.5	3	PE/PB/AL/RN	30	2039

Contract	Name	%	KM	SE	Location	Term (years)	Expires
017/2011	LT Teresina II - Teresina III - 230 kV; SE Teresina III at 230/69 kV	100%	26	1	PI	30	2041
017/2012	SE Mirueira II 230/69 Kv; SE Jaboatão II 230/69 kV	100%	—	2	PE	30	2042
018/2009	LT Eunápolis - Teixeira de Freitas II - 230 kV, C2	100%	152	—	BA	30	2039
018/2011	LT Recife II - Suape II - 500 kV - C2	100%	44	—	PE	30	2041
018/2012	LT Mossoró II - Mossoró IV - 230 kV; LT Ceará-Mirim II - Touros II - 230 kV; LT Russas II - Banabuiu C2- 230 kV; SE Touros II, 230 kV; SE Mossoró IV , 230 kV	100%	206.2	2	RN	30	2042
019/2010	LT C. Mirim II - João Camara II - 230 kV, C1; LT Extremoz II - C. Mirim - 230 kV, C1; LT Paraíso - Açu II - 230 kV, C3; LT Paraíso - Açu II - 230 kV , C3; LT Açu II - Mossoró II - 230 kV, C2; SE Extremoz II - 230 kV; SE João Câmara - 230 kV	100%	298.9	2	RN	30	2040
019/2011	LT Camaçari IV - Sapeaçu - 500 kV; LT Sapeaçu - Sto. Antonio de Jesus - 230 kV	100%	136	—	RN	30	2041
019/2012	LT Igaporã II - Igaporã III - 230 kV, C1, C2; LT Igaporã III - Pindaí II - 230 kV; SE Igaporã III 500/230 kV; SE Pindaí II 230 kV	100%	60.3	2	BA	30	2042
020/2010	LT Bom Jesus da Lapa II - Igaporã II - 230 kV; SE Igaporã - 230 kV	100%	115	1	BA	30	2040
021/2010	LT Sobral III - Acaraú II, - 230 kV; SE Acaraú II - 230 kV	100%	91,3	1	CE	30	2040
022/2011	Interligação Elétrica Garanhuns S.A.	49%	666	—	AL/PE/PB	30	2041
061/2001	Various Projects	100%	18967.2	—	PE/CE/SE/ BA/AL/PI/ MA /PB/RN	30	2042
034/2001	Expansion of South-Southeast Interconnection	100%	664	—	PR/SP	30	2031
001/2009	LT 230 kV - SE Ribeiro Gonçalves / SE Balsas	100%	—	—	PI/MA	30	2039
007/2008	LT 230 kV - SE São Luis II / São Luis III	100%	—	—	MA	30	2038
057/2001	Various Projects	100%	9637.34	—	—	30	2042
005/2009	SE Missões - 230/69 kV (150 MVA)	100%	—	1	—	30	2039
008/2014	SE 230/138 kV Ivinhema 2, 2 x 150 MVA	100%	—	7	—	30	2044
012/2010	LT Monte Claro - Garibaldi	100%	32.7	—	RS	30	2040
004/2008	LT P. Médici - Santa Cruz 1 230kV	100%	237,4	—	RS	30	2038
009/2010	LT 500 kv - LT Jorge Texeira / Lechuga, Double Circuit	100%	—	—	AM	30	2040
002/2009	LT 500 kV - LT Presidente Dutra-São Luis II /SE Miranda II	100%	—	—	MA	30	2039
010/2005	LT Campos Novos - Blumenau C2	100%	357.8	—	SC	30	2035
005/2006	LT Campos Novos - Pólo 525 kV	100%	257.43	—	SC/RS	30	2036

Contract	Name	%	KM	SE	Location	Term (years)	Expires
004/2004	LT Salto Santiago - Ivaiporã - Cascavel Oeste	100%	371.9	—	PR	30	2034
003/2009	LT Bom Despacho 3 - Ouro Preto 2	100%	180	—	MG	30	2039
006/2005	LT Macaé - Campos 3	100%	90	—	RJ	30	2035
006/2010	LT Mascarenhas - Linhares	100%	99	—	ES	30	2040
007/2006	LT Tijuco Preto - Itapeti - Nordeste	100%	100	—	SP	30	2036
004/2005	Centroeste Minas	49%	66	—	MG	30	2035
002/2010	Goiás Transmissão	49%	296	1	GO	30	2040
013/2009	IE Madeira	25%	2375	—	RO	30	2039
028/2009	Transenergia Goiás	49%	188	—	GO	30	2039
009/2009	Transenergia Renovável	49%	763	5	—	30	2039
024/2009	Transenergia São Paulo	49%	—	1	SP	30	2039
012/2005	Transirapé	25%	65	2	MG	30	2035
005/2005	Transudeste	25%	140	—	MG	30	2035
003/2011	Caldas Novas Transmissão S.A.	50%	—	1	—	30	2041
010/2012	Luziana - Niquelândia Transmissora S.A.	49%	—	2	—	30	2042
007/2013	Paranaíba Transmissora	25%	967	—	—	30	2043
004/2013	Triângulo Mineiro	49%	296.5	—	—	30	2043
014/2013	Vale do S. Bartolomeu	39%	94.5	1	—	30	2043
001/2014	Mata de Sta. Genebra Transmissora	50%	847	3	—	30	2044
003/2014	Lago Azul	50%	69	—	—	30	2044
014/2014	Belo Monte	25%	2092	4	—	30	2044
014/2011	LT Xavantes-Pirineus	100%	40	—	GO	30	2041
011/2010	SE Ijuí 2 SE Nova Petrópolis 2 SE Lajeado Grande SE Caxias 6	100%	—	1	RS	30	2040
002/2011	SE Foz do Chapecó	100%	—	1	SC	30	2041
016/2012	SE Zona Oeste	100%	—	1	RJ	30	2012
082/2002	SPE Etau	27%	188	—	SC/RS	30	2032
002/2005	SPE Uirapuru	75%	120	—	PR	30	2035
016/2009	SPE Norte Brasil	—	—	—	RO/SP	30	2039
001/2012	Costa Oeste Transmissora de Energia	49%	151.5	—	PR	30	2042
008/2012	Marumbi Transmissora de Energia S.A.	20%	29.04	—	PR	30	2042
007/2014	Fronteira Oeste	51%	273	—	—	30	2044
004/2012	TSBE - Transmissora Sul Brasileira de Energia S/A	80%	783	—	RS	30	2042
020/2012 009/2004	TSBE - Transmissora Sul Litorânea de Energia S/A	51%	468	—	RS	30	2042
058/2001	Transmissão Rede Básica	100%	—	—	Sundry	30	2042
013/2011	SE Nobres 230/138 kV	100%	—	—	MG	30	2041

Contract	Name	%	KM	SE	Location	Term (years)	Expires
012/2011	SE Miramar 230/69 kV	100%	—	—	Amazonas D / Roraima	30	2041
004/2011	SE Lucas do Rio Verde 230/138 kV	100%	—	—	MatoGrosso	30	2031
014/2012	LT Lechuga - Jorge Teixeira, C3, 230 kV, 3x150 MVA	100%	—	—	Amazonas	30	2043
015/2009	Rectifier Station No. 01 CA/CC, 800/+-600 kV 310MW Inverter Station No. CC/CA +-600/500 kV - 2950 MW	100%	—	—	RO/SP	30	2039
022/2009	Rio Branco Transmissora de Energia	100%	—	—	Sundry	30	2039
009/2014	LT 230 kV Rio Branco 1 - Feijó/ LT 230kv Feijó - Cruzeiro do Sul	100%	—	—	AC	30	2034
008/2004	Amazônia Eletronorte Transmissora de Energia	49%	193	—	MT	30	2034
003/2008	Brasnorte Transmissora de Energia S.A.	50%	402	—	MT	30	2038
002/2006	Integração Transmissora de Energia	37%	695	—	TO/GO	30	2036
023/2009	Transmissora Matogrossense de Energia S.A.	49%	348	—	MT	30	2039
010/2008	Manaus Construtora Ltda./Manaus Transmissora de Energia	—	559	—	PA/AM	30	2038
022/2009	Norte Brasil Transmissora de Energia	—	666	—	RO/SP	30	2039
021/2009	Linha Verde Transmissora de Energia S.A.	100%	987	—	RO/MT	30	2039
014/2014	Rio Branco Transmissora de Energia	25%	2093	—	PA/TO/GO/MG	30	2044
003/2012	Transnorte Energia S.A.	49%	715	—	AM/RR	30	2032
554/2010	Interconexão Brasil-Uruguai	100%	62.8	—	—	30	2040
023/2014	1 Frequency Converter and 132 kV Transmission Lines	100%	12.5	—	—	30	2044
002/2015	Paraíso - Paraíso Transmissora de Energia S.A.	100%	283	—	PR	30	2045
001/2015	LT Gravataí - Subterrânea LT Porto Alegre	100%	—	—	RS	30	2045
062/2001	Various Projects	100%	18975.5	63	RJ/SP/PR/MG/GO/TO/DF/ES/MT	30	2043
008/2010	MGE Transmissão	49%	258	1	MG/ES	30	2040
Energia Olímpica	Energia Olímpica	50%	94.5	1	SpecialRegime		Special Regime

(*) Information not audited by the independent auditors.

•        Electric Power Distribution

Exploitation Concessions - DISTRIBUTION

Concessions/Permits	Geographic Region	Municipalities Served (*)	Concession Expiration

Companhia de Eletricidade do Acre (Eletroacre)	State of Acre	22	2015
Centrais Elétricas de Rondônia (Ceron)	State of Rondônia	52	2015
Companhia Energética de Alagoas (Ceal)	State of Alagoas	102	2015
Companhia Energética do Piauí (Cepisa)	State of Piauí	224	2015
Amazonas Energia	State of Amazonas	62	2015
Boa Vista Energia	State of Roraima	1	2015

(*) Information not audited by the independent auditors

On October 15, 2012, the distribution companies of Eletrobras whose concessions expired in 2015 were entitled to state their interest in extending the concession for an additional period of 30 years, which they did within the established time.

The decree No. 8,461 of June 2, 2015 established the terms for a 30-year extension of the Electricity Distribution Concessions to which Article 7 of Law No. 12,783 of January 11, 2013 refers.

On July 22, 2016, during the 165th General Extraordinary Meeting of Centrais Elétricas Brasileiras S.A. - Eletrobras, it was resolved not to renew the concessions of the energy distribution subsidiaries from Eletrobras Group: Companhia Energética do Piauí — CEPISA; Companhia Energética de Alagoas — CEAL; Companhia de Eletricidade do Acre — ELETROACRE; Centrais Elétricas de Rondônia S.A. — CERON; Boa Vista Energia S.A.; and Amazonas Distribuidora de Energia S.A. (collectively referred to as the “Distribution Companies”).

Also during the 165th General Extraordinary Meeting, it was resolved that by December 31, 2017, majority control of Eletrobras’ subsidiary Distribution Companies is to be transferred, as per the terms of Law 12,783/2013, with the new wording given by way of Provisional Measure 735 of June 22, 2016, provided that, before the transfer of the distributor for the new controller,  the Distributor receives directly, by Federal Government or through tariffs, all resources and remuneration necessary to operate, maintain, and make investments that are related to public services respective Distributor, maintaining the economic and financial balance of the Distributor without any contribution of funds, in any way,by Eletrobras and also was approved to be returned at any time, the granting of the sales and to be adopted the provisions of its settlement,, in the following cases:

(i)               Transfer of majority control is not made by December 31, 2017. Since these are federal state companies, the transfer of majority control of the Distribution Companies must bein compliance to the rules from the National Privatization Plan (“PND”), particularly Law No. 9,491 of September 9, 1997, and the National Privatization Council (“CND”) is responsible for approving the operational modality to be applied to each privatization event. Eletrobras also reports that the Distribution Companies were included in the Partnerships and Investments Program (“PPI”) created under Provisional Measure 727/2016, in order to facilitate privatization; or

(ii)            The respective Distributor, stop receiving directly from the Federal Government or through tariffs, until his transfer to the new controller, all resources and remuneration necessary to operate, maintain, and make investments that are related to public services of the respective Distributor, maintaining the economic and financial balance of the Distributor, without any injection of funds, in any way, by Eletrobras.

The Company also decided that the distribution subsidiaries that did not have their concessions renewed will, upon the consent of the Grantor, remain responsible for the operation and maintenance of public distribution services on their locations until the transfer of their equity control under Provisional Measure 735/2016, which should occur by December 31, 2017.

During this period, as mentioned above, the Distribution Companies should receive adequate remuneration for the provision of distribution services, without any injection of funds by holding Eletrobras, as approved by the 165th General Extraordinary Shareholders Meeting.

On August 3, 2016, the Ministry of Mines and Energy Ordinances Number 420, 421, 422, 423, 424, and 425 were published, establishing that the Distribution Companies Amazonas Distribuidora de Energia S.A., Companhia e Eletricidade do Acre — ELETROACRE, Centrais Elétricas e Rondônia S.A. — CERON, Companhia Energética do Piauí — CEPISA, Companhia Energética de Alagoas — CEAL, and Boa Vista Energia S.A. would be temporarily responsible for the provision of electricity distribution public utility service, in order to guarantee the continuity of service, as per the terms of Article 9, Paragraph One of Law 12,783 of January 11, 2016.

On September 13, 2016, the ANEEL ruled: (i) to hold a Public Hearing in order to gather support and additional information to improve the regulations from MME Ordinance No. 388/2016, which pertains to the terms and conditions for provision of electric power distribution utility service by an entity or body of the Federal Government; and (ii) to determine that the draft of the Regulatory Resolution submitted for the Public Hearing take immediate effect, with any adjustments resulting from the contributions given during the Public Hearing must take retroactive effect.

On October 6, 2016, the ANEEL issued Document 352/2016-DR/ANEEL, providing the initial guidelines for preparation of the Temporary Plan for Provision of Distribution Services, defining the targets for quality improvements, in terms of DEC and FEC, reduction in energy losses, and reduction in operational costs.

Moreover, on September 13, 2016, by way of Law No. 13,334/2016 (conversion of Provisional Measure No. 727/2016), the Federal Government created the Investment Partnerships Program (PPI) which, among other attributes, absorbed the competencies of the National Privatization Program (PND).

On November 1, 2016, Decree No. 8,893 was issued by the Federal Government, defining as a national priority, within the scope of the PPI, the Privatization of the aforementioned Eletrobras Distribution Companies, designating the BNDES to take responsibility for the privatization process.

Because these are federal state companies, the transfer of majority control of the Distribution Companies must be n compliance with the rules from the National Privatization Plan (“PND”), particularly Law No. 9,491 of September 9, 1997, and the National Privatization Council (“CND”) is responsible for approving the operational modality to be applied to each privatization event.

In light of this, Eletrobras Group Distribution Companies registered their financial assets in the corresponding proportion, until December 31, 2017, which is the deadline to remain responsible for the operation and maintenance of the public utilities of the distribution companies.

2.1. Extension of public electric power concessions

On September 12, 2012, Provisional Measure 579/2012 (MP 579) was published, regulating the extension of the electricity generation, transmission, and distribution concessions granted prior to publication of Law No. 8,987 of 1995, and attained by Law No. 9,074 of 1995. On September 14, 2012, Decree 7,805 was published, which regulates MP 579.

According to MP 579, electricity generation, transmission, and distribution concessions already expired or to expire within 60 months of publication of the MP had the option to terminate early in December 2012, with a one-time extension, at the discretion of the Concession Authority, for up to 30 years. However, for transmission activities, the extension would require express acceptance of the following conditions, among others: i) fixed revenue pursuant to criteria established by the ANEEL; ii) amounts established as remuneration for assets; and iii) submission to the service quality standards established by the ANEEL.

Throught Normative Resolutions 589 and 596, the National Electricity Energy Agency (ANEEL), for purposes of remuneration, defined the criteria for calculation of the New Replacement Value (VNR) for the existing transmission assets on May 31,2000, which still has not been depreciated (RBSE), and the criteria and procedures for calculation the share of investments linked to reversible assets, not yet amortized or depreciated, for hydroelectric plants, whose concessions were extended or not, pursuant to Law No. 12,783.

•                  Energy Generation Assets

On October 2, 2015, the subsidiary Furnas also submitted documentation attesting to the investments associated with the reversible assets, not yet amortized or depreciated, from the Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Maribondo, and Porto Colômbia hydroelectric plants, with total installed capacity of 4,617 MW*, whose concessions were extended under Law 12,783/2013, in order to request supplemental generation remuneration. The documentation submitted indicates a base value of R$ 1,311,900 for such supplemental remuneration, while the residual book value of the assets themselves, on October 2, 2015, was R$ 995,718.

On December 11, 2014, the subsidiary Chesf submitted documentation to ANEEL attesting to the investments associated with reversible goods, not yet amortized or depreciated, from the Xingó, Paulo Afonso I, II, III, and IV, Apolônio Sales (Moxotó), Luiz Gonzaga (Itaparica), Boa Esperança, Pedra, and Funil hydroelectric plants, with total installed capacity of 9,208.5 MW*, whose concessions were extended under Law 12,783/2013, in order to request supplemental generation remuneration. The documentation submitted indicates a base value of R$ 4,802,300 for such supplemental remuneration, while the residual book value of the assets themselves, on Thursday, December 11, 2014, was R$ 487,822.

Remuneration relating to certain assets under extended concessions remains unapproved by the Concession Authority, in the following amounts:

	12/31/2016
Description	Chesf	Furnas	CGTEE	Total
Generation
Modernizations and improvements	487,822	995,718	—	1,483,540
Thermal generation	—	704,792	356,937	1,061,729
	487,822	1,700,510	356,937	2,545,269

	12/31/2015
Description	Chesf	Furnas	CGTEE	Total
Generation
Modernizations and improvements	487,822	995,718	—	1,483,540
Thermal generation	—	557,409	356,937	914,346
	487,822	1,553,127	356,937	2,397,886

Until the concession grantor approves these compensation amounts, including definition on means, term to receive, and applicable compensation, these amounts will not be monetarily corrected, but kept at the historical cost.

•                  Power Electric Transmission Assets

Pursuant to Regulatory Resolution 589 of December 10, 2013, the subsidiaries below submitted to the ANEEL their appraisals of the electricity transmission assets existing on May 31, 2000 (“Appraisal Report”) for the purposes of remuneration of the installations of the Basic Grid of the Existing System (RBSE) established in Article 15, Paragraph 2 of Law 12,783/13.

Appraisal Report

Company	Data	R$
Eletrosul	07/14/2015	1,060,632
Chesf	03/06/2015	5,627,200
Furnas	05/21/2015	10,699,000
Eletronorte	09/03/2015	2,926,000

The ANEEL, as of the date of these financial statements, submitted approval of the remunerations for power electric transmission assets existing on May 31, 2000 for the subsidiaries Eletrosul, Chesf, Furnas, and Eletronorte, pursuant to the rules from Regulatory Resolution 589, on the base date of December 31, 2012, as follows:

ANEEL Approval

Company	Data	R$
Eletrosul	07/14/2015	1,007,043
Furnas	12/15/2015	8,999,520
Chesf	08/03/2016	5,092,384
Eletronorte	10/18/2016	2,579,312

On April 20, 2016, the Ministry of Mines and Energy (MME) published Ordinance No. 120, which regulates the conditions for receipt of remuneration relating to power electric transmission assets existing on May 31, 2000, referred to as installations of the Existing

System Base Network (RBSE) and other Transmission Installations (RPC), which have not been depreciated or amortized, pursuant to Paragraph 2 of Article 15 of Law 12,783/2013.

On October 14, 2016, the ANEEL submitted Technical Note No. 336/2016 of October 6, 2016 in Public Hearing No. 068/2016, such Technical Note which establishes the procedures to be used to calculate the capital cost to be added to the Permitted Annual Revenue of each transmission concessionaire covered by Law No. 12,783/2013, in accordance with MME Ordinance No. 120/2016.

Covered under Ordinance No. 120 are the reversible assets that have not been depreciated through December 31, 2012, when these companies opted for early expiration of certain concession agreements, as per the terms of Law No. 12,783/13 (conversion of MP 579/12 to law).

Remuneration for these assets will occur as follows:

(i)                          at the capital cost corresponding to the assets, comprised of remuneration and depreciation plus taxes owed beginning with the 2017 tariff process; while remuneration will be given at the Weighted Average Capital Cost and depreciation will be paid based on the useful life of each asset included in the Regulatory Remuneration Base;

(ii)                       the capital cost not incorporated from the extensions of the concessions through the tariff process will be updated and remunerated at the actual capital cost;

beginning with the 2017 tariff process, the capital cost will be remunerated at Weighted Average Capital Cost for a period of eight years.

The Ordinance in question states that the amounts owed will comprise the regulatory remuneration base for the companies, that is, they will be passed on by way of energy tariffs for consumers, beginning with the 2017 tariff process. In addition to remunerating the assets, the Ordinance also establishes that the capital cost incurred by the companies shall be included in the aforesaid amounts.

As on December 31, 2016, the estimated updated amounts of the expenses relating to investments, expansions, and/or improvements to certain assets from the extended concessions are as follows:

	12/31/2016
Transmission	Chesf	Eletronorte	Eletrosul	Furnas	Total
Basic Grid - existing services (RBSE)- Historic Balance	1,187,029	1,732,910	520,332	4,530,060	7,970,331
VNR Update - IPCA and remuneration	9,377,718	3,595,672	1,596,127	14,031,035	28,600,552
Total value of updated financial assets	10,564,747	5,328,582	2,116,459	18,561,095	36,570,883

Effect on 2016 profit and loss
Operating revenue	9,377,718	3,595,672	1,596,127	14,031,035	28,600,552
Income taxes	(3,188,424)	(1,222,528)	(542,683)	(4,770,552)	(9,724,187)
Net effect	6,189,294	2,373,144	1,053,444	9,260,483	18,876,365

The preceding accounts were calculated based on the assumptions established above, considering the interpretation with respect to MME Ordinance 120/2016, seeking to reflect in these financial statements the best estimate of the Company. However, should any regulations or acts come to be made by the ANEEL that may change the foregoing, including with respect to the 2017 tariff process, the start of which corresponds to the moment that payment of the aforementioned credits will begin, the amounts recorded may be reviewed and adjusted as appropriate, if necessary.

Please see Note 47.8 for a relevant subsequente event relating to this subject.

(*) Information not audited by the independent auditors.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are defined below. These policies have been applied consistently in all of the periods presented, unless otherwise mentioned.

3.1.         Basis of Preparation

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates, as well as the judgment of the Administration of the Company, in application of the accounting policies of Eletrobras. Those transactions, disclosures, or balances that require a greater level of judgment, which have greater complexity and for which assumptions and estimated are significant, are reported in Note 4.

The consolidated financial statements have been prepared on the basis of historic cost, except in the case of certain financial instruments measured at fair value and certain assets associated with concessions that have been measured at New Replacement Value - VNR (generation and transmission companies) or at Regulatory Remuneration Basis - BRR (distribution companies). Historic cost is generally based on the fair value of the considerations paid on the date of the transactions.

These consolidated financial statements are presented in Brazilian Reais, which is the operating currency of the Company and its subsidiaries and associated companies. All financial information presented in Reais were rounded to the nearest thousand, except when otherwise indicated.

The Administration of the Company confirms that all information of relevance from the consolidated financial statements is displayed with evidence, corresponding to the same information used by the Administration in its management activities.

(a) Consolidated financial statements

These consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB).

These consolidated financial statements are not equivalent to the statutory financial statement of the Company as issued under the requirements of the Brazilian jurisdiction. Also, because the date of authorization for issue of these consolidated financial statements is different from the date when the consolidated financial statements were issued in Brazil, there are differences due to adjusting events after the reporting period, under IAS 10 — Events after the Reporting Period

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments and other profit distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare parent company and consolidated statutory financial statements in accordance accounting practices adopted in Brazil and with IFRS, filed in the Brazilian Exchange Commission (Comissão de Valores Mobiliários — CVM) and prepared, approved and filed in the CVM until three months after the year end to comply with the Brazilian Corporate Law.

(b) Changes in the accounting policies and disclosures

(b.1) Changes to the IFRS and new interpretations that must be applied beginning in the current fiscal without significant effects on the consolidated financial statements.

During the current fiscal year, the Company applied various amendments to and interpretations of the IFRS issued by the IASB, which took effect for accounting periods beginning January 1, 2016. These annual alterations and improvements did not have a material impact on the consolidated financial statements, and are described below:

Revision of IAS 16 and IAS 38— The purpose of this modification is to include information on the concept of future expected reductions in the price of sale and to clarify the method of depreciation based on revenue generated by an activity.

Revision of IFRS 11— this alteration requires that the party acquiring equity interest in a joint operation constituting a business, as defined in IFRS 3 apply the principles from IFRS 3, excepting those that contradict IFRS 11. A joint business also requires disclosure of the relevant information required under IFRS 3 and other rules on business combinations.

Revision of IFRS 10 and IAS 28— Clarifies that in a transaction between an investor and associate or joint venture, recognition of the gains or losses depends on whether the goods sold or contributed constitute a business.

Revision of IAS 1— Clarifications on the process of judgment for disclosures in the Financial Statements. The changes to IAS 1 offer guidelines regarding application of the concept of materiality in practice.

In addition, in 2016, improvements regarding annual review of the 2012-2014 cycle took effect for the following standards: IFRS 5 - Noncurrent assets held for sale and Discontinued operations, IFRS 7 - Financial instruments: Disclosures, IAS 19 - Employee benefits, and IAS 34 - Interim financial statements.

(b.2) New and revised standards and interpretations already issued and not yet adopted.

The International Accounting Standards Board (IASB) published or amended the following accounting pronouncements, guidelines, or interpretations, whose adoption should be made mandatory in subsequent periods:

Standards	Key Requirements	Position of the Company	Applicable Beginning and Application date expected
Amendment to IAS 12 Recognition of deferred tax assets for unrealized losses	Clarifies the accounting treatment of deferred tax assets for unrealized losses in debt instruments measured at fair value.	The Company does not hold any debt instruments calculated at fair value, and as such, the amendment to this standard will have no impact on the consolidated financial statements of the Company.	January 1, 2017
Amendments to IAS 7 Disclosure Initiative

Amends IAS 7 Statement of Cash Flows to clarify that entities must provide disclosures which allow users of the financial statements to assess the changes in liabilities resulting from financing activities, including changes resulting from cash flows and other changes:

- Disclosures of variations in liabilities resulting from financing activities: (i) changes in cash flows from financing activities; (ii) changes resulting from the obtaining or loss of control of subsidiaries or other businesses; (iii) effect of exchange rate variations; (iv) changes in fair value; and (v) other changes. The IASB defines liabilities resulting from financing activities as liabilities “for which the cash flows were or will be classified in the Statement of Cash Flows as cash flows from financing activities”.

- New disclosure requirements refer also to changes in financial assets, in the event that they also meet this definition.

- Changes in liabilities resulting from financing activities must be disclosed separately from changes in other assets and liabilities.

In order to adhere to the amendments to IAS 7, the Company will present a reconciliation of the opening and closing balances of liabilities with changes resulting from financing activities, as required in the text of the standard.

January 1, 2017
IFRS 15 Recognition of Revenue (new pronouncement)

Establishes a simple and clear model for accounting treatment of revenue from contracts with customers, and, when it becomes effective, it will replace the current guidelines for recognition of revenue in IAS 18 - Revenue, IAS 11 - Construction Contracts and the related interpretations, in which the entity must recognize revenue to represent the transfer (or commitment) of goods or services to customers so as to reflect the consideration expected to be exchanged for those goods and services.

The Administration of the Company has not yet completed its initial assessment of the impacts from adoption of this pronouncement on the consolidated financial statements, due to the complexity of the pronouncement and of the consolidated operations of Eletrobras considering that it will be necessary read and reassess several contracts and it could affect the recognition of estimates. The Administration wonder that some revenue may have anticipated recognition than it is today while some costs may be deferred and the impacts will be felt beyond the accounting scenario (transfer of assets from customers and take or pay agreements, for instance). As such, the impacts are not yet known, and the Administration expects to disclose additional quantitative information prior to adopting the standard.

January 1, 2018
IFRS 9(1) Financial Instruments

Establishes a new model for classification of financial assets, based on the characteristics of the cash flows and on the business model used to generate the asset. Changes the principles for recognition of impairment of financial assets from losses incurred to a model based on expected losses. Establishes new requirements relating to hedge accounting.

The effective impact of adoption of IFRS 9 on the financial statements of the Company in 2018 cannot be estimated reliably and will depend on the decisions and judgments that the Company will make in the future. The new standard will require that the Company review its accounting processes and internal controls relating to classification and measurement of financial instruments, and these alterations are not yet finalized.

January 1, 2018

Standards	Key Requirements	Position of the Company	Applicable Beginning and Application date expected
IFRS 16 Leasing (new pronouncement)

Introduces a single model for recognition of leases in the balance sheet for lessees. A lessee recognizes a right of use asset which represents its right to use the active under lease, and a leasing liability which represents its obligation to make lease payments. Optional exemptions are available for short-term leases and low value items. The accounts of the lessor remain similar to the current standard, meaning that lessors will continue to classify leases in financial or operating income.

IFRS 16 replaced the existing leasing standards, including IAS 17 Commercial Leasing Operations, and IFRIC 4, SIC 15, and SIC 27 - Supplemental Aspects of Commercial Leasing Operations.

The Company has contracts which fall within the scope of this new standard, and analysis of the impacts of adoption of this pronouncement as to the method of transition to recognition of right of use assets to offset an obligation has not yet been completed, given the complexity of the new pronouncement and the number of contracts that could potentially fall within the scope of this standard. However, the Company expect an increase in the assets and liabilities, considering the possibility to recognize a new obligation together with a new assets in the other side of the balance sheet. In addition, the impacts are not limited to the balance sheet once that are also changes over the life of the contract leases. As such, it was not possible to estimate the impacts on the consolidated financial statements of the Company.

January 1, 2019

(1) The details regarding IFRS 9 (Financial Instruments) are shown in the table below.

Details of IFRS 9- Financial Instruments

Approach	Key Requirements	Position of the Company
Classification Financial Assets

IFRS 9 includes a new approach to classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics.
IFRS 9 contains three main classification categories for financial assets: measured at amortized cost, measured at fair value through other comprehensive income (FVTOCI), and measured at fair value through profit or loss (FVTPL). The standard eliminates the existing categories from IAS 39 (held to maturity, loans and receivables, and available for sale).

Based on its preliminary assessment, the Company does not believe that the new classification requirements, if applied on December 31, 2016, would have a significant impact on the accounting treatment of accounts receivable, loans, investments in debt securities, and investments in equity securities measured at fair value. As on December 31, 2016, the Company had equity investments classified as available for sale with a fair value of R$1,357,923, which are held for long-term strategic purposes If these investments continue to be held for the same purpose in initial application of IFRS 9, the Company may decide to classify them as FVTOCI or FVTPL. The Company has not yet reached a conclusion in this regard. In FVTOCI classification, all gains and losses in fair value would be recorded in other comprehensive income, and there would be no impairment losses recognized in income and no gains or losses would be reclassified to income when sale occurs. In FVTPL classification, all fair value gains and losses would be recognized in income as they occur, increasing the volatility in the Company’s results.

Impairment - Financial Assets and Contractual Assets

IFRS 9 replaces the “incurred losses” model from IAS 39 with a prospective “expected credit losses” model. This will require a significant judgment with respect to the method and changes in economic factors affecting expected credit losses, which will be determined based on weighted probabilities.
The new expected losses model will be applied to the financial assets measured at amortized cost or at FVTOCI, with the exception of investments in equity instruments and contractual assets.
Pursuant to IFRS 9, provisions for expected losses will be measured based on one of the following:

– Expected credit losses for 12 months, i.e., credit losses resulting from potential defaults within 12 months from the reporting date; and
– Credit losses resulting from all possible defaults throughout the expected life of a financial instrument.

The Company believes that impairment losses will become more volatile for assets in the model from IFRS 9. However, the Company has not yet completed the impairment methodology to be applied as under IFRS 9.

Classification Financial Liabilities

IFRS 9 retains a large part of the requirements from IAS 39 for classification of financial liabilities.
However, pursuant to IAS 39, all variations in fair value of liabilities designated at FVTPL are recognized in profit or loss, while in IFRS 9, these changes in fair value are generally presented as follows:

– The value of the change in fair value attributable to changes in the credit risk of the financial liability are presented in OCI; and
– The residual value of the change in fair value is shown in profits or losses.

As on December 31, 2016, the Company has financial liabilities measured at fair value through profit or loss totaling R$50,631. It is the understanding of the Company that the impact on fiscal year profits or losses would not be material were the Company to apply IFRS 9, and the Company has not yet conducted analysis of the impacts.

Hedge Accounting

In initial application of IFRS 9, the Company can choose to continue applying the requirements for hedge accounting from IAS 39 instead of the new requirements from IFRS 9.
IFRS 9 will require that the Company ensure that the hedge relationships are aligned with the risk management objectives and

The Company records the gains or losses relating to the ineffective part of the cash flow hedge in fiscal year profits and losses, and the changes resulting from the effective part are recognized as other comprehensive income. With adoption of IFRS 9, the Company may choose to record

Approach	Key Requirements	Position of the Company

strategies of the Company, and that the Company applies a more qualitative and prospective approach to assess the effectiveness of the hedge. IFRS 9 also introduces new requirements for the rebalancing of hedge relationships and prohibits voluntary discontinuation of hedge accounting. Pursuant to the new model, it is likely that more risk management strategies, particularly those that hedge a certain risk component (other than foreign currency risk) of a non-financial item, could qualify for hedge accounting. Pursuant to IAS 39, for all cash flow hedges, the amounts accumulated in the cash flow hedge reserves are reclassified to profits and losses in the same period in which the expected cash flows of the hedged item affect profits and losses. However, pursuant to IFRS 9, for cash flow hedges for foreign currency risk associated with planned purchases of non-financial assets, the amounts accumulated in the cash flow hedge reserve and in the cost of hedging reserve will be included directly in the initial cost of the non-financial asset when it is recognized.

changes in the fair value of the future component separately, as a cost of hedging. In this case, these changes would be recognized in OCI and accumulated in a hedge cost reserve as a separate component within net equity, accounted for later in the same way as the accumulated gains and losses in the cash flow hedge reserve. Preliminary assessment by the Company indicated that the types of hedge relationships that the Company currently designates must meet the requirements from IFRS 9 if the Company is to make certain planned changes in its internal documentation and monitoring processes.

(c) Incorporation of Subsidiaries

On August 26, 2016, during an Extraordinary General Shareholders Meeting, the shareholders of the subsidiary Eletronorte approved incorporation of Linha Verde Transmissora de Energia S.A. (LVTE), a subsidiary special purpose company of the Company, seeking to simplify the legal structure and reduce administrative, operating, and tax costs, as well as to maximize efficiency. As a result of this incorporation, LVTE was dissolved and Eletronorte became its successor.

3.2.         Basis for Consolidation and Investments in Subsidiaries

The following accounting policies are applied in preparing the consolidated financial statements, which include the equity interests of the Company and its subsidiaries.

In the consolidated financial statements, the financial information of subsidiaries and of joint ventures, as well as associated companies, is recognized using the equity method, initially recognized by their cost value and then adjusted for purposed of recognition of the Company in profit or loss and other comprehensive income of the associate.

When necessary, the financial statements of subsidiaries, joint ventures, and associated subsidiaries are adjusted to match the accounting policies adopted by the Company.

The subsidiaries, joint ventures, and associated companies are essencially headquartered in Brazil.

(a)                       Subsidiaries

Subsidiaries are all entities that are controlled by Eletrobras. Eletrobras controls an entity when it is exposed to or entitled to variable returns arising from its involvement with the entity, and when it has the ability to affect those returns because of the power it exercises over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Eletrobras. Consolidation in interrupted from the date on which Eletrobras ceases to have control.

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

The profits and losses of the subsidiaries acquired or disposed of during the year are included in the consolidated statements of profit and loss and comprehensive income beginning on the date of the effective acquisition and through the date of effective disposal, as applicable.

All transactions, balances, revenues, and expenses between the businesses of the Company are fully eliminated in the consolidated financial statements.

The Company adopts the following principal consolidation practices:

a)             Elimination of the investments of the investor in the subsidiairies, offsetting the equity interest in the respective net equity accounts;

b)             Elimination of intercompany receivables and payables;

c)              Elimination of intercompany revenues and expenses;

d)             Reporting of the minority non-controlling interest in equity and in the consolidated statement of profit and loss of the subsidiary companies

The Company uses comprehensive consolidation criteria, as described in the table below. The equity interest is given over the total capital of the subsidiary.

	31/12/2016		31/12/2015
	Equity		Equity
Subsidiaries	Direct	Indirect	Direct	Indirect
Amazonas Energia	100%	—	100%	—
Boa Vista Energia	100%	—	100%	—
Ceal	100%	—	100%	—
CELG-D (1)	51%	—	51%	—
Cepisa	100%	—	100%	—
Ceron	100%	—	100%	—
CGTEE	99.99%	—	100%	—
Chesf	99.58%	—	100%	—
Eletroacre	96.71%	—	94%	—
Eletronorte	99.48%	—	99%	—
Eletronuclear	99.91%	—	100%	—
Eletropar	83.71%	—	84%	—
Eletrosul	99.88%	—	100%	—
Furnas	99.56%	—	100%	—
Chuí IX	—	99.99%	—	99.99%
Coxilha Seca (3)	—	—	—	99.99%
Paraíso	—	100%	—	—
Hermenegildo I	—	99.99%	—	99.99%
Hermenegildo II	—	99.99%	—	99.99%
Hermenegildo III	—	99.99%	—	99.99%
Linha Verde Transmissora (2)	—	—	—	100.00%
Uirapuru	—	75%	—	75%
Energia dos Ventos V	—	99.99%	—	99.99%
Energia dos Ventos VI	—	99.99%	—	99.99%
Energia dos Ventos VII	—	99.99%	—	99.99%
Energia dos Ventos VIII	—	99.99%	—	99.99%
Energia dos Ventos IX	—	99.99%	—	99.99%
Extremoz Transmissora do Nordeste S/A	—	100.00%	—	100.00%
Transenergia Goiás S.A.	—	99.99%	—	98.35%
Complexo Eólico Pindaí I
Acauã Energia S.A.	—	99.93%	—	99.93%
Angical 2 Energia S.A.	—	99.96%	—	99.96%
Arapapá Energia S.A.	—	99.90%	—	99.90%
Caititu 2 Energia S.A.	—	99.96%	—	99.96%
Caititu 3 Energia S.A.	—	99.96%	—	99.96%
Carcará Energia S.A.	—	99.96%	—	99.96%
Corrupião 3 Energia S.A.	—	99.96%	—	99.96%
Teiú 2 Energia S.A.	—	99.95%	—	99.95%
Complexo Eólico Pindaí II
Coqueirinho 2 Energia S.A.	—	99.98%	—	99.98%
Papagaio Energia S.A.	—	99.96%	—	99.96%
Complexo Eólico Pindaí III
Tamanduá Mirim 2 Energia S/A	—	83.01%	—	83.01%

(1) Subsidiary classified as noncurrent asset held for sale (see Note 42).

(2) Incorporated company (see Note 3.1 c).

(3) Company dissolved in 2016.

The consolidated financial statements include the balances and transactions of the exclusive funds whose only shareholders are the Company and its subsidiaries, comprised of public and private bonds and debentures with low-risk and high-liquidity classification.

(a.1)                      Changes in the Group equity in existing subsidiaries

In the consolidated financial statements, changes in the Company’s stakes in subsidiaries not resulting in loss of control by the Group over the subsidiaries are recorded as capital transactions. The balances of the interests of the Company and of non-controlling shareholders are adjusted to reflect changes in their respective non-controlling interests. The difference between the amount upon which basis the non-controlling interests are adjusted and the fair value of the considerations paid or received is recorded directly in net equity and attributed to the owners of the Company.

When the Company loses the shareholding control of a subsidiary, the gain or loss is recognized in the statement of profit and loss and is calculated as the difference between: (i) the sum of the fair value of the considerations received and of the fair value of the residual stake; and (ii) the previous balance of the assets (including goodwill) and liabilities of the subsidiary and minority interests, if any. All amounts previously reported in “Other comprehensive income” relating to the subsidiary are accounted for as if the Company had directly disposed of the corresponding assets and liabilities of the subsidiary (i.e., reclassified to profit and loss or transferred to another net equity account, as required or permitted under the applicable IFRS). The fair value of any investment held in the former subsidiary on the date of loss of control is considered as the fair value in initial recognition for subsequent accounting as per IAS 39 Financial Instruments: Recognition and Measurement, or, where applicable, the cost in the initial recognition of an investment in an associated company or joint venture.

(b) Investments in Associates

Associates are entities over which the Company has significant influence and which do not qualify as a subsidiary or as a joint venture.

Any amount exceeding the cost of acquisition for the Company’s stake in the net fair value of the assets, liabilities, and identifiable contingent liabilities of the associated company on the date of acquisition is recorded as goodwill. Goodwill is added to the book value of the investment. Any amount of the Company’s stake in the net fair value of the assets, liabilities, and identifiable contingent liabilities exceeding the cost of acquisition, after revaluation, is immediately recorded in profits and losses.

When the portion of an associated company’s losses corresponding to the Company exceeds the equity interest in that associated company (including any long-term stake which, in essence, is included in the net investment in the associated company), the Company ceases to recognize its stake in additional losses. Additional losses are recognized only if the Company has incurred in legal or constructive obligations or has made payment on behalf of the associated company.

(c) Joint ventures

A joint venture is a contractual agreement by which the Company and other parties perform an economic activity subject to joint control, a situation in which the decisions on strategic financial policies and operations relating to the activities of the joint venture require approval of all parties that share the control.

When a subsidiary of the Company directly exercises its activities by way of a joint venture, the Company’s stake in the jointly controlled assets and any liabilities incurred jointly with the other partners is recorded in the Financial Statements of the respective subsidiary and classified according to its nature. The liabilities and expense incurred directly relating to interests in jointly controlled assets are recorded using the accrual method. Any gains resulting from the sale or use of the Company’s stake in the returns on the jointly controlled assets and its stake in any expenses incurred by the joint venture are recorded when it is likely that the economic benefits associated with the transactions will be transferred to/from the Company and their value can be reliably measured.

3.3.                           Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, other short-term investments of high liquidity with original maturities up to three months and with insignificant risk of change in value.

3.4.                           Accounts receivables and allowance for doubtful accounts

The accounts receivable from customers (consumers and resellers) are composed of credits resulting from the billed and un-billed supply and delivery of electric energy, based on an estimate, including those resulting from energy Commercialization within the Electricity Trading Chamber (CCEE) accounted for using the accrual method, and are recognized initially at fair value, and subsequently measured at amortized cost less the allowance for doubtful accounts.

The balance includes the supply of energy not yet billed, resulting primarily from distribution activities, which is measured using estimates based on the historic consumption of MWh.

Accounts receivable are normally settled within a period of up to 45 days, and so the book values substantially represent the fair values on the reporting dates.

If the period for receipt is equal to or less than one year, receivables are classified under current assets. Otherwise, they are included in noncurrent assets (Note 7).

3.5.                           Fuel Consumption Account (CCC)

Per the terms of Law 8,631 of March 4, 1993, the Company manages the values collected by the electricity utility concessionaires for credit to the Fuel Consumption Account (CCC), corresponding to the annual quotas used to cover fuel expenses for electric power generation. The amounts recorded in current assets, offset in current liabilities, correspond to the resources available held in an associated bank account, and the fees unpaid by the concessionaires. The amounts recorded in assets are corrected based on the profitability of the investment, representing restricted cash on hand that cannot be used for other purposes.

Transactions with the CCC do not affect the consolidated profit or loss statement of the Company.

3.6.                           Guarantees and Associated Deposits

The amounts recorded are intended for legal and/or contractual purposes. They are valued at acquisition cost plus interest and monetary adjustment pursuant to the relevant legal provisions, adjusted for the provision for losses in realization, where applicable. Redemption of these amounts occurs at the conclusion of the related judicial proceedings with which these deposits are associated.

3.7. Inventories and Fuel (CCC)

Inventories are recorded at average of the cost of acquisition, net of allowances for losses, where applicable, and do not exceed the replacement cost or net realizable value. The net realizable value corresponds to the estimated price of sale of the inventories, deducting all estimated costs for conclusion and costs necessary to complete the sale.

Warehouse and fuel inventories (CCC) are classified under current assets and are recognized at average cost of acquisition, which does not exceed market value.

3.8. Nuclear Fuel Inventory

Composed of uranium concentrate in stock, the corresponding services, and the nuclear fuel components used at the Angra I and Angra II thermonuclear plants, recorded at cost of acquisition.

Preproduction, when uranium and the services necessary for production are acquired, they are classified as long-term noncurrent assets, shown under the Nuclear Fuel Inventory heading. During the production phase, the portion relating to the expected consumption for the next 12 months is classified in current assets.

The consumption of the components of nuclear fuel is appropriated proportionally in the profit and loss of the year, considering the monthly energy effectively generated with respect to total energy expected for each fuel component. Inventories are mesured periodically with valuation of the nuclear fuel components used in the electricity generation process and are stored in the used fuel tank.

3.9. Fixed Assets, Net

Fixed Assets are measured by the historic cost less accumulated depreciation and any accumulated impairment losses. The historic cost includes expenses directly attributed to the acquisition of the assets, and also includes, in the case of qualifying assets, borrowing costs capitalized pursuant to the accounting policies of the Company. These assets are classified in the appropriate fixed assets categories when they are completed and ready for their intended use. Depreciation of these assets begins when they are ready for their intended use on the same basis as other fixed assets.

Depreciation is recognized based on the estimated useful life of each asset using the linear method, so that once the useful life has ended, the value of the cost less its residual value is fully written-off (except for lands and construction in progress). The Company considers that the estimated useful life of each asset is similar to the depreciation rates determined by the ANEEL, which are considered by the market as acceptable to express adequately. In addition, with regard to the Company’s understanding of the current regulatory framework for concessions, including Law 12,783/2013, indemnification at the end of the concession was considered, based on the lesser of either the VNR or the residual book value, this being the factor that is considered when measuring a fixed asset (see details in Note 16).

Assets held under financial commercial leasing are depreciated based on their expected useful life in the same way as owned assets, or over a shorter period, if applicable, in accordance with the terms of the lease agreement in question.

An item of fixed assets is written off after it is disposed of or when there are no future economic benefits resulting from the continued use of the asset. Any gains or losses in the sale or disposal of a fixed assets item are calculated as the difference between the amounts received in the sale and the book value of the asset, recognizing the result in fiscal year profits and losses.

3.9.1. Borrowing Costs

Each month, interest and, if applicable, the exchange variation incurred on loans and financing are added to the cost of acquisition of the fixed asset in formation, considering the following criteria for capitalization:

a)                           The capitalization period occurs when the qualified asset is in the construction phase, and capitalization of interest ceases when the item is available for use;

b)                           Interest is capitalized considering the weighted average rate on the loans and financing in effect on the date of capitalization or, for those assets in relation to which specific loans were obtained, the rates of these specific loans;

c)                            The interest capitalized on a monthly basis cannot exceed the value of the interest expenses determined during the capitalization period;

d)                           The capitalized interest is depreciated considering the same criteria and estimated useful life determined for the corresponding item.

Gains on investments resulting from temporary allocation of funds obtained with specific loans and financing not yet expensed with the qualifying asset are deducted from the costs of loans and financing eligible for capitalization, when the effect is material.

All other costs from loans and financing are recognized in profits and losses for the fiscal year in which they are incurred.

3.10.                    Concession Agreements

The Company has concession agreements in the electric power generation, transmission, and distribution segments, signed with the Concession grantor (the Brazilian Federal Government) for periods of between 20 and 35 years, being allcontracts, by segment, are quite similar in terms of the rights and obligations of the concessionaire and the concession authority. The terms of the main concessions are described in Note 2.

I — Tariff System

a)        The tariff system for electric power distribution is controlled by the ANEEL, and the respective rates are adjusted annually and revised every four years with the aim of maintaining the economic/financial balance of the concessionaire, considering the appropriate investments made and the cost and expense structure of the company in question. Users are charged directly for the services, using as a basis the volume of energy consumed and the authorized rate (see Note 17).

b)        The electric power transmission tariff system is regulated by ANEEL and rates are revised periodically, based on the established Annual Permitted Revenue (RAP), which is updated annually using an inflation index, and is subject to periodic revisions to cover new investments and any other aspects relating to the economic/financial balance of the concession contracts. This billing system was adjusted upon renewal of the concessions directly affected by Law 12,783/2013.

c)         Until 2004, the electricity generation tariff system was based, in general, on regulated rates, and since then, as part of the changes in the regulation of this sector, the base rate was changed to a pricing system, where electricity generation companies can freely participate in electricity auctions for the regulated market, using in such cases a base price, while the final price is determined based on the competition between the auction participants. In addition, electricity generation companies can enter into bilateral sale agreements with consumers that fall under the category of free consumers (this definition is based on the energy demand in MW). This billing system was adjusted upon renewal of the concessions directly affected by Law 12,783/2013.

II — Transmission and Distribution Concessions

The concession contracts regulate the exploitation of public electric power distribution and transmission services by the Company, where:

1) Electric power distribution

a)              The agreement establishes which services the operator must provide and to whom (consumer class) the services must be provided;

b)              The contract establishes performance standards for utility services in order to maintain and improve the quality of service for consumers, while the concessionaire has the obligation, upon delivery of the concession, to return the infrastructure in the same conditions in which it was received upon execution of the agreements. In order to meet these obligations, investments are made regularly throughout the term of the concession. As such, the assets associated with the concession may at times be replaced prior to the end of the concession;

c)               At the end of the concession, the assets associated with the infrastructure must be reverted to the concession authority through payment of an indemnity determined based on the depreciated Regulatory Remuneration Basis (BRR).

2)                Electric power transmission

a)              The price (tariff) is regulated and is called Annual Permitted Revenue (RAP). The electricity transmission company cannot negotiate prices with users. For some contracts, the RAP is fixed and subject to monetary adjustment based on a price index once annually. For all other contracts, the RAP is subject to monetary adjustment using a price index once annually and revised every five years. In general, the RAP of any electricity transmission company is subject to annual revision for increases in the assets and the operating expenses resulting from modifications, reinforcements, and expansions of installations. The rate levels (RAP) were altered upon renewal of the concessions directly affected by Law 12,783/2013.

b)              The assets are reversible at the end of the concession, with the right to receive an indemnity (in cash) from the concession authority on investments not yet amortized, determined using the new replacement value (VNR). There are still assets from renewed concessions that are pending approval by ANEEL, which are pending indemnification (see Note 2.1).

II.1 — Application of IFRIC 12 - Service Concession Agreements, applicable to the public/private concession agreements in which the public entity:

a)              Controls or regulates the type of services that can be supplied using the underlying infrastructures;

b)               Controls or regulates the price at which the services are provided;

c)                Controls/holds a significant interest in the infrastructure at the end of the concession.

A public/private concession typically has the following characteristics:

a)         Infrastructure that underlies the concession is used to provide services;

b)         An agreement/contract between the concession authority and the operator;

c)          The operator provides a set of services during the concession;

d)        The operator receives remuneration during the length of the concession agreement, directly from the concession authority, from the users of the infrastructure, or both;

e)         The infrastructure is transferred to the concession authority at the end of the concession, typically without charge but sometimes at a cost.

In accordance with IFRIC 12, the concession infrastructure that falls within the scope of this standard is not recognized by the concessionaire as fixed assets, because it is considered that the operator does not control these assets, and so they are recognized according to one of the following accounting models, depending on the type of remuneration which the concession authority agrees to deliver to the operator under the terms of the agreement:

1)                 Financial asset model

This model is applicable when the concessionaire has the unconditional right to receive certain monetary amounts regardless of the level of use of the infrastructure under concession, and this results in the recording of a financial asset, which was classified as loans and receivables (generation and transmission) or available for sale (distribution).

2)               Intangible asset model

This model is applicable when the concessionaire, as part of the concession, is remunerated based on the level of use of the infrastructure (credit and demand risk) with respect to the concession, which results are recognized as an intangible asset.

3)                Mixed model

This model applies when the concession simultaneously includes remuneration commitments guaranteed by the concession authority and remuneration commitments that depend on the level of use of the concession infrastructure.

Based on the characteristics established in the electricity distribution concession agreements of the Company and its subsidiaries and on the regulatory requirements, the following assets are recognized for the electricity distribution business:

a)             The estimated portion of investments made that have not been amortized or depreciated at the end of the concession is classified as a financial asset because it constitutes an unconditional right to receive cash or another financial asset directly from the concession authority; and

b)             The remaining portion of the financial asset (residual value) will be classified as an intangible asset by virtue of the fact that its recovery is subject to the use of the public utility, which in this case is the consumption of energy by consumers.

The infrastructure received or constructed in distribution activities is recovered through two cash flows, namely:

a)             Partly through the consumption of energy by consumers (issuance of monthly bills reflecting metered energy and power consumed/sold) during the concession agreement; and

b)             Partly as indemnification of the reversible assets at the end of the concession term, which is received directly from the concession authority or from another party designated by the concession authority.

This indemnity will be made based on the portions of the investments associated with reversible assets that are not yet amortized or depreciated, which have been made in order to guarantee the continuity of the service provided.

The electric power distribution concessions of its subsidiaries are not onerous. As such, there are no fixed financial obligations and payments to be made to the concession grantor.

For electric power transmission activities, the Permitted Annual Revenue (RAP) is received from the companies that use the infrastructure by way of a transmission system usage tariff (TUST). This tariff is calculated by apportionment between the transmission users of certain specific values: (i) the RAP of all transmission companies; (ii) the services provided by the national Operator System (ONS); and (iii) the regulatory fees.

The concession grantor has delegated monthly payment of the RAP to the generation companies, distributors, free consumers, exporters, and importers, and because this payment is guaranteed under the transmission regulatory framework, it constitutes an unconditional contractual right to receive cash or other financial assets, and thus the credit risk is low.

Considering that the Company is not exposed to credit and demand risks and that the revenue is calculated based on the availability of the transmission line, all infrastructure was recorded under financial assets.

The financial assets also include the indemnity to be made based on the portions of the investments associated with reversible assets that are not yet amortized or depreciated, which have been made in order to guarantee the continuity of the service provided.

III.             Generation Concessions

a)             Hydroelectric and thermal generation - The concessions not directly affected by Law 12,783/2013 do not fall under the scope of IFRIC 12, given the pricing characteristics and lack of a regulated rate. Beginning on January 1, 2013, the concessions directly affected by Law 12,783/2013, which previously fell outside the scope of IFRIC 12, now are subject to these accounting standards, considering the shift in pricing system to one of regulated rates for these concessions, in the same mold as that which was already applied to distribution concessions.

b)             Nuclear generation - Here there is a defined rate system, though nuclear generation contracts differ from other generation contracts, as they constitute an authorization rather than a concession. There is no definitive end for this authorization, and there are no significant asset controls performed by the concession authority at the end of the authorization period.

IV.               Itaipu Binacional

a)                 Itaipu Binacional is governed by a 1973 Binational Treaty in which rate conditions were established, serving as the basis for determination of rates to cover the expenses and debt servicing of the Company;

b)                 The tariff basis and the commercialization terms will remain in effect through 2023, corresponding to a significant portion of the plant’s useful life; after 2023, the base rate and marketing terms must be revised;

c)                  The tariff basis for Itaipu was established on a weighted basis to allow payment of debt servicing, with final maturity in 2023, and to support operation and maintenance expenses;

d)                 The commercialization of Itaipu was subrogated to the Company on the basis of contracts signed previously with the distribution companies, such contracts which previously defined the payment conditions;

e)                  By way of Law 10,438 of April 26, 2002, the commitments to purchase and transfer Itaipu Binacional electricity services to the distribution concessionaires were subrogated to the Company; previously these commitments were assumed by Furnas and Eletrosul, both Company subsidiaries, by way of contracts with the electricity distribution concessionaires. Debts resulting from the marketing of Itaipu Binacional energy were renegotiated with the Company, resulting in financing agreements. These agreements were initially recorded at fair value and subsequently measured at amortized cost, using the effective interest method.

f)                   The terms of the treaty guarantee reimbursement to the Company, even in cases of lack of energy generation capacity or operational problems with the plant.

V.                   Financial Assets - Public Utility Concessions.

The Company records a receivable from the concession authority (or whoever is designated by that authority) when it has an unconditional right to receive cash at the end of the concession by way of indemnity for the investments that are made by the electricity distribution, transmission, and generation companies and that are not recovered through provision of services relating to the concession. These financial assets are recorded at present value of the respective rights and are calculated based on the estimated portion of the investments made and not yet amortized or depreciated at the end of the concession. Remuneration for distribution assets is based on the regulatory weighted average cost of capital (WACC), such factor which is included in the base rate, while remuneration for transmission and generation assets is based on the internal rate of return of the respective project. In the case of generation, only those assets associated with concessions directly affected by Law 12,783/2013 and formed after publication of that Law are considered as financial assets subject to remuneration in the same way as transmission companies, provided that acquisition of such assets is approved by MME and ANEEL.

These receivables are classified as either current and noncurrent assets, considering when the amounts are expected to be received, using the termination dates of the concessions as a basis.

3.11. Intangible Assets, Net

The Company recognizes as an intangible asset the right to charge users for the services provided for distribution of electricity (for generation of the Amazonas Energia infrastructure, which has an exclusive connection with the distribution activity of this Company, and is also classified as intangible). The intangible asset is the residual value of construction income earned for the construction or acquisition of infrastructure held by the Company and the value of the financial asset in relation to the unconditional right to receive cash at the end of the concession as compensation.

The asset is presented net of accrued amortization and of losses due to the reduction in recoverable value (impairment), when applicable.

The amortization of intangible assets reflects the pattern in which the future economic benefits are expected to be consumed by the Company, or the end of the concession period, whichever occurs first. The consumption pattern of assets is related to their economic useful life, considering that the assets constructed by the Company are part of the basis of calculation for measuring the tariff for concession services.

The amortization of the intangible asset begins when it is available for use, at its location and in the necessary condition for it to be able to operate in the manner intended by the Company. Depreciation ceases when the asset has been fully consumed or written down, or is not longer integrated in the calculation base of the tariff for concession services, whichever occurs first.

The Company annually performs a recoverability of assets test using the present value method of the future cash flows generated by the asset, assuming no active market for the assets connected with the concession. (See Note 19).

Intangible assets include the usage rights of the concession, but also include goodwill on acquisition of investments and specific expenses associated with the acquisition of rights, as well as, when applicable the respective costs of deployment.

Intangible assets with defined useful lives, purchased separately, are recognized at cost, deducting amortization and losses due to the reduction in the accrued recoverable value. Amortization is recognized linearly based on the estimated useful life of the assets. The estimated useful life and the depreciation method are reviewed at the end of each financial year and the effect of any changes in the estimate is accounted for prospectively.

Intangible assets with indefinite useful lives, purchased separately, are recorded at cost, deducting amortization and losses due to the reduction in the accrued recoverable value.

3.11.1. Concessions for Valuable Consideration (Use of Public Asset - UBP)

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

The update of the obligation in relation to the discount rate and monetary variation, defined in the concession agreement, is capitalized in the asset, during the construction of the power plants and from the date of entry into commercial operation, and is recognized as income.

These assets are recorded in intangible assets offsetting the noncurrent liabilities.

3.11.2. Expenses with Studies and Projects

Expenses incurred with studies and projects, including feasibility studies and hydroelectric plant inventories and power transmission lines, are recognized as operating expenditures when incurred, until there is proof of the economic viability of their use or the granting of the concession or authorization. From the date of concession and/or authorization for use of the public service of electricity or the evidence of economic viability of the project, the expenses incurred are capitalized as cost of development of the project. Currently, the Company does not have capitalized amounts regarding spending on studies and projects.

3.12. Recognition of the receivables and the Parcel A obligations and other financial components

On November 25, 2014, ANEEL decided to add the concession contracts and permits of the electricity distribution companies in Brazil in order to eliminate any uncertainty with regard to the recognition and realization of time differences, whose values are passed annually on to the tariff for electrical energy distribution — Parcel A (CVA) and other financial components. Pursuant to the addendum issued by ANEEL, the regulatory body guarantees that the CVA values and other financial components will be incorporated in the calculation of compensation at the end of the concession.

The addendum to the Concession Contracts, represented a new element that ensures, from its date, the right or imposes an obligation on the concessionaire receiving or paying for the assets and liabilities in relation to the counterparty — the Granting Authority. This new event changes, from that date, the environment and the previously existing contractual terms and extinguishes the uncertainties regarding the ability to realize the asset or enforce the liability. These are conditions that differ from those which occurred previously.

The effects of the addendum to the concession agreement and permission are not an accounting policy change, but of a change circumstance that was applied prospectively. Therefore, the record of the amounts receivable (obligations) was effected in asset (or financial liability) accounts, where appropriate, in contrast to the income or loss for the financial year (income from sale of goods and services).

3.13. Impairment of non-financial assets, excluding goodwill

At the end of each financial year, the Company assesses whether there is any indication that their non-financial assets have suffered any loss due to a reduction in recoverable value. If an indication exists, the recoverable amount of the asset is estimated in order to measure the amount of that loss. When it is not possible to estimate the recoverable amount of an asset individually, the Company calculates the recoverable amount of the cash-generating unit to which the asset belongs.

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

If the recoverable value of an asset (or cash-generating unit) calculated is less than its book amount, the book value of the asset (or cash-generating unit) is reduced to its recoverable value. The loss due to a reduction in recoverable value is recognized immediately in income.

When the loss due to a reduction in the recoverable value is subsequently reversed, an increase in the book value of the asset (or cash-generating unit) occurs, in relation to the revised estimate of its recoverable value. This increase may not exceed the book value that would have been determined if no loss due to the reduction in recoverable value had been recognized for the asset (or cash-generating unit) in previous years. The reversal of the loss due to a reduction in recoverable value is recognized immediately in income.

3.14. Goodwill

The goodwill arising from a business combination is stated at cost on the date of the business combination, net of accumulated loss in recoverable value, if applicable.

For testing purposes of reduction in recoverable value, the goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that will benefit from the synergies of the combination.

As the investment operations of the Company are linked to operations subject to concession contracts, the goodwill arising from the acquisition of such entities represents the entitlement right of concession with defined useful life, being recognized as an intangible asset of the concession, and the depreciation made in accordance with the period of the concession.

3.15. Noncurrent assets held for sale

Noncurrent assets and groups of assets are classified as held for sale when their book value is recovered primarily by way of a sale transaction and not through continued use. This condition is met only when the asset (or group of assets) is available for immediate sale in its current state, subject only to the usual terms for sale of that asset (or group of assets), and when sale is considered to be highly likely. Management must be committed to the sale, expecting that, in recognition, it can be considered as a concluded sale within one year from the date of classification.

When the Company is committed to a plan for sale involving loss of control of a subsidiary, provided the criteria described in the preceding paragraph are met, all assets and liabilities of the subsidiary are classified as held for sale in the consolidated financial statements, even if after the sale the Company still holds equity in the company.

The noncurrent assets (or groups of assets) classified as held for sale are measured at the lesser of either the previously recorded book value or the fair value less cost of sale. The related assets and liabilities are shown in a segregated manner in the balance sheet.

3.16. Business combinations

In the consolidated financial statements, business acquisitions are accounted for by the acquisition method. The consideration transferred in the business combination is measured at fair value. This fair value is calculated by the sum of the fair values of the assets transferred to the Company and of the liabilities entered into by the Company, at the date of purchase, with the old controllers of the purchased company and the shares issued by the Company in exchange for control of the purchased company. Acquisition-related costs are generally recognized in the income when incurred.

At the date of acquisition, the assets acquired and liabilities assumed that are identifiable are recognized by the fair value at the date of acquisition, except for:

• assets or deferred tax liabilities and assets and liabilities related to benefit agreements with employees, which are recognized and measured in accordance with IAS 12 - Income Taxes and IAS 19 - Employee Benefits, respectively;

• liabilities or equity instruments, related to payment arrangements based on shares of the purchased company or payment arrangements based on Group shares, concluded in substitution of payment arrangements based on shares of the purchased company that are measured in accordance with IFRS 2 - Payments Based on Shares at the date of purchase; and

• assets (or groups for disposal) classified as held for sale in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, which are measured according to this standard.

The goodwill is measured as the excess of the sum of: (1) the consideration transferred; (2) the value of the non-controlling shares of the purchased company and; (3) the fair value of the shares of the purchaser previously held in the purchased company (if any) over the net values, at the date of purchase, of the assets acquired and liabilities assumed that are identifiable. If, after the valuation, the net values of the identifiable assets acquired and liabilities assumed at the date of acquisition are greater than the sum of: (1) the consideration transferred; (2) the value of the non-controlling shares in the purchased company; and (3) the fair value of the shares of the purchaser previously held in the purchased company (if any), that excess is recognized immediately in income as a gain.

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

Subsequent accounting for variations in the fair value of the contingent consideration, not classified as measurement period adjustments, depends on the form of classification of the contingent consideration. The contingent consideration classified as equity is not revalued on the dates of subsequent financial statements and its corresponding liquidation is accounted for in equity. The contingent consideration classified as an asset or liability is revalued on the dates of subsequent financial statements in accordance with IAS 39, or IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, as applicable, and the corresponding gain or loss is recognized in the income.

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

3.17.1. Current taxes

Income tax (IRPJ) and social contributions (CSLL) expenses are based on the taxable income for the year. Taxable income differs from income presented in the income statement because it excludes taxable income or expenses deductible in other periods, in addition to deleting items that are not taxable or not deductible on a permanent basis. Income tax and social contributions expenses are calculated individually for each company based on the Company’s current rates at the end of the period.

3.17.2. Deferred taxes

The deferred income tax and social contributions are recognized at the end of each reporting period, on temporary differences between the balances of assets and liabilities recognized in the financial statements and the corresponding tax bases used in the computation of taxable income, including the balance of tax losses, when applicable. The deferred tax liabilities are generally recognized for all taxable temporary differences and deferred asset taxes are recognized on all deductible temporary differences, only when it is probable that the Company will present sufficient future taxable income in relation to which these deductible temporary differences can be utilized.

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

Transaction costs directly attributable to the acquisition or issue of financial assets and liabilities (except for financial assets and liabilities recognized at fair value in the income) are added or deducted from the fair value of the assets or financial liabilities, if applicable, after the initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are recognized immediately in profit or loss.

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

1) Financial assets at fair value through profit or loss

A financial asset is classified as held for negotiation if:

(a)         it is purchased primarily to be sold in the short term; or

(b)         on initial recognition if is part of a portfolio of identified financial instruments that Eletrobras manages as a group and has a recent actual pattern of short-term income taking; or

(c)          it is a derivative that has been designated as an effective hedge instrument.

A financial asset held for negotiation, in addition, can be designated at fair value through profit or loss on initial recognition if:

(a)         such a designation eliminates or reduces significantly an inconsistent measurement or recognition that would otherwise would arise; or

(b)         the financial asset is part of a managed group of assets or financial liabilities or both, and

(c)          their performance is evaluated on a fair value basis, in accordance with a documented risk management strategy or investment of the Company, and when information about the grouping is provided internally on the same basis; or

(d)         it is part of a contract containing one or more embedded derivatives and IAS 39 - Financial instruments: Recognition and Measurement permits the combined contract (asset or liability) to be fully assigned to fair value through profit or loss.

Financial assets are classified at fair value through profit or loss when they are held for negotiation with the purpose of selling in the short term or designated by fair value through profit or loss.

Financial liabilities at fair value through profit or loss are shown at fair value, and gains or losses are recognized in the profit or loss. Net gains and losses recognized in the profit or loss incorporate the dividends or interest earned by the financial asset, being included under other financial income and expenses in the profit or loss.

Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold to maturity. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, less any loss due to a reduction in recoverable value.

(a) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade accounts receivable and others, cash and cash equivalents, accounts receivable of Installment A and others) are initially recorded at their purchase price, which is the fair value of the price paid, including transaction expenses. After initial recognition, they are measured at amortized cost value using the effective interest method, less any loss due to a reduction of the recoverable amount.

The interest income is recognized by applying the effective interest rate.

(a) Financial assets available for sale

Financial assets available for sale are non-derivative financial assets that are designated as available for sale and not classified as:

1) Financial assets at fair value through profit or loss

2) Investments held to maturity, or

3) Loans and receivables.

Changes in the book value of financial assets available for sale related to variations in exchange rates, income from interest calculated using the effective interest method and dividends on stock investments available for sale are recognized in income. Changes in the fair value of available for sale financial assets are recognized in Other comprehensive results. When the investment is disposed of or a reduction in the recoverable amount occurs, the cumulative gain or loss previously recognized in the Other comprehensive income account is reclassified to profit or loss.

3.18.2. Reduction in recoverable value of non-financial assets

Financial assets, except those designated at fair value through the profit or loss, are evaluated for indicators of a reduction in recoverable value at the end of each reporting period. The losses due to a reduction in recoverable value are recognized if, and only if, there is objective evidence of a reduction in recoverable value of the financial asset as a result of one or more events that occurred after their initial recognition, with an impact on the estimated future cash flows of that asset.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the title, below its cost, it is also evidence that the assets are deteriorated. If any evidence of this type exists for financial assets available for sale, the cumulative loss will be removed from equity and recognized in the consolidated income statement. This cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on recoverable value, over the financial asset previously recognized in the income. Recoverable value losses recognized in the income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event that occurred after the loss on the recoverable value has been recognized in income, the loss on the recoverable value is reversed through an entry in income.

For certain categories of financial assets, such as accounts receivable, assets are evaluated collectively, even if they do not present evidence that they are recorded for the value greater than that recoverable, when evaluated on an individual basis. Objective evidence of a reduction in the recoverable value for a portfolio of receivables may include: the past experience of the Company in the collection of payments and the increase in the number of late payments, after the average period of receipt, as well as observable changes in national or local economic conditions related to non-payment of receivables.

For financial assets recorded at the amortized cost value, the amount of the reduction in recoverable value recorded corresponds to: the difference between the book value of the asset and the present value of the estimated future cash flows, discounted by the original effective interest rate of the financial asset.

For financial assets recorded at cost, the amount of the loss due to the reduction in the recoverable value corresponds to the difference between the book value of the asset and the present value of the estimated future cash flows, discounted by the current rate of return for a similar financial asset. That loss due to the reduction in the recoverable value will not be reversed in subsequent periods.

The book value of the financial asset is reduced directly by loss due to the reduction in the recoverable value for all financial assets with the exception of receivables, where the book value is reduced through the use of a provision. Subsequent recoveries of amounts previously provisioned are credited to the provision. Changes in the book value of the provision are recognized in the income.

For financial assets recorded at amortized cost, if in a subsequent period the amount of the loss from the reduction in the recoverable value decreases and the decrease can be related objectively to an event occurring after the reduction in the recoverable value has been recognized, the previously recognized loss is reversed through income, since the book value of the investment at the date of this reversal does not exceed the amortized cost if the reduction in the recoverable value had not been recognized.

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

In writing down a financial asset, the difference between the book value of the asset and the sum of the consideration received and receivable and the accrued gain or loss that has been recognized in the Other comprehensive income account and accrued in equity is recognized in income.

3.18.4. Financial liabilities and equity instruments

Debt and equity instruments issued by an entity of Eletrobras are classified as financial liabilities or equity, in accordance with the nature of the contractual agreement and the definitions of financial liabilities and equity instruments. An equity instrument is a contract that evidences a residual interest in the assets of a company after deducting all its liabilities. Equity instruments issued by Eletrobras are recognized when resources are received, net of direct costs of issuance.

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

3.18.5. De-recognition of financial liabilities

The Company writes down financial liabilities only when the Company’s obligations are extinguished and cancelled or when they expire. The difference between the book value of financial liabilities written down and the consideration paid and payable is recognized in income.

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

These estimates are defined on the basis of experience with similar transactions and in the history of past losses and in the judgment of the administration of the Company. Fees received are recognized based on the straight-line method over the life of the guarantee. Any increased obligations in relation to guarantees are presented when occurring in the operating expenses (see Note 22).

3.18.7. Derivative financial instruments

The Company has derivative financial instruments to manage its exposure to interest rate and foreign exchange risks, including fixed-term exchange contracts, interest rate and currency swaps. Note 43 includes more detailed information about the derivative financial instruments.

Derivatives are initially recognized at fair value on the date of the contract, and are subsequently remeasured at fair value at the end of the financial year. Any gains or losses are recognized in income immediately, unless the derivative is designated and effective as a hedge instrument; in this case, the moment of recognition in income depends on the nature of the hedging relationship (see Item 3.18.9).

3.18.8. Embedded derivatives

Derivatives embedded in non-derivative, principal contracts are treated as a separate derivative when their risks and characteristics are not closely related to those of the principal contracts and these are not measured at fair value through profit or loss.

3.18.9. Hedge accounting

The Company has a policy for hedging and derivative financial instruments accounting designated as hedging operations, which are initially recognized at fair value on the date on which the derivative contract is taken out, being also subsequently revalued at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive, and as liabilities when the fair value is negative.

When entering into a hedge, the Company documents the relationship between hedging instrument and the hedged item, with its objectives in risk management and its strategy to assume various hedging transactions. Additionally, when entering into the hedge and in an ongoing basis, the Company documents if the hedge instrument used in a hedging relationship is highly effective in offsetting changes in fair value or cash flow of the hedged item attributable to the risk of the hedge.

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

The hedge accounting is discontinued prospectively when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or executed, or when it is not longer classified as hedge accounting. The adjustment to fair value of the hedge item, originating from the risk of hedging, is recorded in profit or loss from that date.

(b)                       Cash flow hedging

The effective portion of changes in the fair value of derivatives, which is designated and qualified as hedging of cash flow, is recognized in the other comprehensive income account. The gains or losses related to the part not effective are recognized immediately in income.

The values previously recognized in other comprehensive income account and accrued in equity are reclassified to the income in the financial year in which the item which is the subject of the hedge is recognized in income.

Hedge accounting is discontinued when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or executed, or does not qualify any more as hedge accounting. Any gains or losses recognized in other comprehensive income and accrued in equity, as of that date, remain in equity and are recognized when the forecasted transaction is ultimately recognized in income. When nothing more is expected than the projected transaction to occur, the gains or losses accrued and deferred in equity are recognized immediately in income.

The Company uses derivative financial instruments for its management of financial risks, as described in Note 43. Beginning on October 1, 2013, the Company adopted accounting procedures for hedging in conformance with the provisions of IAS 39 for the purpose of reducing the volatility in the financial statements generated by the marketing of derivative financial instruments and greater transparency of the Risk Management activities of the Company.

From the date it entering into the hedge, the Company designates its hedges of interest rates as a Cash Flow Hedge, and, accordingly, the effective variation of the fair value of the hedging instruments will be represented in the Other comprehensive income account. As the debt protected is recognized in the financial results, the variation of the fair value represented in Other comprehensive income of the hedge is recognized in the financial results based on the effective interest rate. Each quarter the Company performs effectiveness tests to assess whether the derivative instruments effectively protect and should continue to protect related debt. If during the effectiveness test there is an ineffective portion, this value is recognized immediately in the financial results.

Each hedge relationship is documented so that the debt protected is identified, the derivative, the objective, the strategy of risk management, the contractual terms are designated for Hedge Accounting and the method of measurement of prospective and retrospective effectiveness is indicated.

3.19.       Post-employment benefits

3.19.1.    Retirement obligations

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

Service costs passed on are recognized immediately in income in the period of occurrence of a change of the plan.

With regard to defined contribution plans, the Company makes the payment of contributions in a mandatory, contractual or voluntary manner. The Company has no additional payment obligations once the contribution is made. The contributions are recognized as employee benefit expense when due. Contributions made in advance are recognized as an asset in the proportion in which a cash refund or a reduction in the future payments may be available.

3.19.2.    Other post-employment obligations

Some subsidiaries of the Company offer post-retirement health care benefits to their employees, in addition to life insurance for active and inactive employees. The entitlement to these benefits is usually conditional upon the employee staying in the job until retirement age and the completion of a minimum time of service, or the disability of the employee in relation to being an active employee.

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

3.19.3     Termination Benefits

Termination benefits are payable when employment is terminated by Eletrobras before the normal retirement date, or whenever an employee accepts voluntary termination in exchange for these benefits. Eletrobras recognizes termination benefits on theearliest of: (i) when Eletrobras can no longer withdraw the offer of these benefits; and (ii) when the entity recognizes the restructuring costs that are within the scope of the IAS 37 and involve the payment of termination benefits. In the case of an offer made to encourage voluntary termination, termination benefits are measured based on the number of employees who, hopefully, will accept the offer. The benefits that expire after 12 months from the balance sheet date are discounted to present value.

3.20.       Provisions

Provisions are recognized for present obligations (legal or constructive) resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the considerations required to liquidate the obligation at the end of each reporting period, taking into consideration the risks and uncertainties related to the obligation. When the provision is measured on the basis of estimated cash flows to settle the obligation, its recongized based on the present value of those cash flows (in which the effect of the time value of money is relevant).

When some or all of the economic benefits, required for the liquidation of a provision, can be recovered from a third party, an asset is recognized if, and only if, the reimbursement is virtually certain and the value can be measured reliably.

3.20.1.    Provisions for asset decommissioning

As provided for in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets a provision throughout the economic useful life of thermonuclear plants is constituted. The purpose of this provision is to allocate to its period of operation the costs to be incurred in relation to its technical and operational deactivation, at the end of its useful life, estimated at 40 years.

The values are charged to income or loss for the financial year at present value based on annual rates fixed in U.S. dollars, the ratio of 1/40 of the estimated expenses, recorded immediately and converted by the exchange rate at the end of each period of validity (see Note 31).

3.20.2.    Provision for legal obligations connected with legal proceedings

Provisions for legal contingencies are recognized when it is considered more likely than not the Company’s defence will be unsuccessful and the amount to settle the obligation and be reliably esitimated.

3.20.3.    Onerous contracts

Provisions for present obligations resulting from contracts for variable consideration are recognized when the unavoidable costs to satisfy the obligations of the contract exceed the economic benefits expected to be received throughout the same contract.

3.21.       Advance for future capital increase

Advances of resources received from the controlling shareholder and for capital contribution shall be granted in an irrevocable character. They are classified as noncurrent liabilities when the number of shares to be issued is not known, and they are initially recognized at fair value and subsequently updated by the contractually established index.

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

3.23.       Interest on shareholders’ equity and dividends

Interest on shareholders’ equity is imputed to dividends for the year being calculated taking as a limit a percentage on the equity, using the Long-Term Interest Rate — TJLP established by the Brazilian Government, as required by law, limited to 50% of net income for the year or 50% of the income reserves, before including the income from the period, whichever is greater.

The value of dividends above the mandatory minimum established by Law or another legal instrument, not yet approved in the General Assembly, are presented in shareholders’ equity, in a specific account called additional proposed dividends.

3.24.    Other comprehensive income

Other comprehensive income includes income and expense items that are not recognized in the income statement. The components of other comprehensive income include:

a) Actuarial gains and losses on defined benefit pension plans;

b) Gains and losses arising from conversion of financial statements of foreign operations;

c) Equity valuation adjustment on the income and loss on in the remeasurement of financial assets available for sale; and

d) Equity valuation adjustment relating to the effective portion of gains or losses on hedging instruments in the hedging of cash flow.

3.25.    Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, deducting any estimates of returns and other similar deductions.

3.25.1. Sale of energy and services

a) Generation and Distribution

Distribution revenue is classified as: i) Supply (sale) of Electrical Power to distributors; ii) Electrical power supply to the consumer, and; iii) Electrical Power in the Short-Term market.Revenue is measured at the fair value of the consideration received or receivable, net of taxes and of any discounts incident on it. Revenue from energy sales and services is recognized when it is probable that the economic benefits associated with the transactions will flow to the Company; the value of the revenue can be measured reliably; the risks and benefits related to the sale were transferred to the buyer; the costs incurred or to be incurred related to the transaction can be measured reliably; and the Company no longer holds control and responsibility over the energy sold. Construction revenue connected with the segment of electric power distribution and part of generation covered in the scope of the IFRIC 12 are also included.

For generating concessions renewed under Law 12,783/2013, there was a change of the price system for tariffs, with periodic tariff review in the same manner already applied to the transmission activity up to then. The rate is calculated on the basis of operation and maintenance costs, plus the rate of 10%, with the revenue being recorded for coverage of operation and maintenance expenses on the basis of the cost incurred.

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

(ii) The entire income of construction is related to the construction of infrastructure for its activity, i.e., the transmission of electricity;

(iii) The Company outsources the infrastructure construction with unrelated parties.

3.25.2. Dividends and interest revenue

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

3.26.    Leasing

Financial commercial Leasing Operations are capitalized in property, plant and equipment that the Company holds rights over tangible assets intended for the maintenance of its activities, arising from financial commercial leasing that transfer to the lessee the benefits, risks and control of assets. At the beginning of the financial lease, these assets are capitalized at the lower value between the fair value of the leased and the present value of the minimum lease payments.

The financial leases are recorded as if they were a financed purchase, recognizing, at the time of purchase, a fixed asset and a financing liability (lease). Each installment paid of the lease is allocated partly to liabilities and partly to financial charges, so that in this manner a constant rate on the open debt balance is obtained. The corresponding obligations, net of finance charges, are included in other long-term liabilities.

Interest and other financial expenses are recognized in the income statement during the lease period, in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The fixed asset acquired through financial leasing (a) is classified as Non-Current Assets being amortized over its useful life (Note 22.4).

3.27.    Government grants

Government grants are not recognized until there is reasonable assurance that the Company will meet the related conditions and that the subsidies will be received. Government subsidies are recognized systematically in the results during the periods in which the Company recognizes as expenses the related costs that the subsidy intends to compensate. Government subsidies receivable as compensation for expenses already incurred, with the purpose of offering immediate financial support to the Company, without corresponding future costs, are recognized in results of the period in which they are received and allocated to the income reserve and are not intended for the distribution of dividends.

3.28.    Scheduled downtimes

Costs incurred prior to and during the shutdowns of power plants and transmission lines are charged to income in the period in which they are incurred.

3.29.    Earnings (Loss) per share

Basic earnings per share are calculated by dividing the income attributable to shareholders of the Company by the weighted average number of outstanding shares (total shares less the treasury shares). Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all diluted potential shares, in accordance with IAS 33.

3.30.    Operating Segments, Geographic and Other Information

Operating segments are defined as components of an entity that: a) engages in business activities from which it may earn revenues and incur in expenses, b) whose operating results are regularly reviewed by the entity’s chief operating decision maker-CODM to make decisions about resources to be allocated to the segments and asses its performance, and c) for which discrete financial information is available.  The Company’s chief operating decision maker is the Board of Directors. The Company has determined that is has the following operating segments:

(I)                                   Generation, consisting of the generation of electricity and its sale to electricity distribution companies and free customers, and trading activities;

(II)                              Transmission, consisting of transmission of electricity on behalf of electricity concessionaires;

(III)                         Distribution, consisting of transmission of electricity on behalf of electricity concessionaires; and

(IV)                          Management, consisting of any items that cannot be attributed to the other segments, particularly those linked to the corporate financial management, compulsory loans, equity investments and other expenses;

(V)                               Eliminations, consisting of intercompany transactions eliminated for consolidation purposes.

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

There are no revenues derived from a single customer that represents 10 percent or more of the Company’s consolidated total revenue for the years ended December 31, 2016, 2015 and 2014.

NOTE 4 — ACCOUNTING ESTIMATED AND JUDGMENTS

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

The following are the key assumptions of accounting estimates assessed as most critical by the Company’s management and its subsidiaries concerning the future and other key sources of uncertainty that can lead to significant adjustments to the carrying amounts of assets and liabilities within the next periods:

I.                             Deferred tax assets and liabilities

Estimates for taxable income (the basis for analysis of realization of net deferred tax assets) are based on the annual budgets and the strategic plan, both which are periodically reviewed, and on the history of profitability. However, future taxable incomes can be greater or less than the estimated used by the Administration when determining whether or not there the amount of the deferred tax asset should be recognzied (see Note 10).

II.                        Impairment of long-term assets

Management of the Company has considered assumptions and technical data to prepare the impairment testing for long-term assets, in order to verify that the book value of PP&E and intangible assets is not higher than the recoverable future value, and where this is the case, an impairment loss is recognized. Assumptions are used in this process, based on the historic experience managing the asset, group of assets, or cash-generating unit, as well as valuation practices commonly used in the market. Such assumptions may eventually be proven inaccurate, including with regard to estimated useful life. At present, the useful life adopted by the Company is in accordance with the practices specified by the ANEEL, applicable to assets linked to public electricity concessions, which can vary as a result of the periodic analysis of the useful life of the assets. In addition, the useful life is limited to the term of the concession.

Various inherently uncertain events also impact the determining of the variables and assumptions used by the Management of the Company and of its subsidiaries when calculating discounted future cash flows for the purpose of recognizing the recoverable value of long-term assets. These factors include: maintaining the levels of electricity consumption; rate of economic growth in the country; availabillity of water resources; and other factors relating to the end of concession periods for electricity utilities, particularly regarding the value of reversal at the end of the concession period. For the value of reversal at the end of the concession, the Company assumes for generation and transmission that indemnification is contractually established, where applicable, at the amount of the new replacement value (VNR, in Portuguese). These are the expected amounts of indemnification at the end of the electricity generation and transmission concession period (see accounting practices in Note 2.1 and movements in provisions during the fiscal year in Note 19). The most important variable was the discount rate used in the cash flows, with definition of a specific percentage for the generation segment (6.33%). The rate used for Angra 3 considers the specific characteristics of the nuclear segment, as well as certain assumptions relating to financing, the specific capital structure of the project, and levered beta calculated using ANEEL assumptions. The percentage used was 5.44%.

III.                   Basis for determining indemnification on concessions by the Federal Government

Law 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the basis for calculating indemnification by the authority granting concession for utility concessions. For concessions not yet extended, the Company adopted the assumption that the assets can be reversed at the end of the concession agreements. Based on this assumption, for concessions that have already been extended, the receivables from the authority granting concession were maintained with regard to the Basic Grid of the Existing System (RBSE), for investments made subsequent to the base project of the power plants and transmission lines (modernization and improvements)

and for the thermal generation assets. These amounts are subject to authorization by ANEEL as reported in Note 2.1. The Company adopted the new replacement value (VNR) as a means of calculating the amount to be indemnified by the Authority Granting Concession for the portion of generation and transmission assets not fully depreciated by the end of the concession. For distribution assets, the Regulatory Asset Base (BRR) was defined for this calculation.

IV.                    Useful life of fixed assets

The Administration of the Company uses the criteria defined in ANEEL Resolution 367 of June 2, 2009 when determining the estimated useful life of permanent assets, limited to the concession period, as they are understood to adequately represent useful life (see Note 16).

V.                         Provision for asset decommission

The Company recognizes a provision for obligations relating to the decommissioning of assets relating to its thermonuclear power plants. To determine the amount of the provision, assumptions and estimates are made regarding discount rates, the estimated cost to decommission and remove the entire plant from the site, and the expected time at which such costs are incurred (see Note 31). The estimate of the costs is based on the legal and environmental requirements for the decommissioning and removal of the entire plant, as well as the prices of products and services to be used at the end of useful life.

VI.                    Actuarial obligations

The actuarial obligations are determined using actuarial calculations prepared by independent actuaries based on the expected life of the participant (AT-2000 table), average age of retirement, and inflation. Nevertheless, the actual future results of the benefits could be different from current results and those recorded in the books (see Note 29).

VII.               Provision for labor, tax, and civil matters

Provisions for labor, tax, and civil matters, when applicable, are recognized when there are present obligations (legal or constructive) resulting from past events, it is probable (more likely than not) there will be an outflow of resources that embodies economic benefits to settle the obligation, and a reliable estimate of the amount to settle the obligation and a reliable estimate of the amount to settle the obligation can be made. This assessment is made using the judgment of management including advice from its legal counsel, considering case law, decisions in the courts, the history f any agreements and decisions, the experience of management and legal counsel, as well as other relevant aspects. (see Note 30).

VIII.          Allowance for doubtful accounts —ADA

The Company establishes an allowance for doubtful accounts for receivables and loans which the Administration understands to be uncertain in terms of actual receipt. The ADA for customers is calculated based on receivables more than 90 days past due for residential class consumers, 180 days past due for commercial class consumers, and 360 days past due for industrial, rural, government, and utility class consumers. It also considers an individual analysis of the receivables and the balance of each consumer, based on the Administration’s experience with regard to effective losses, as well as the existence of real guarantees.

The ADA for loans granted is established based on the amounts of receivables that are past due. The ADA is reversed once the debt is settled or renegotiated.

IX.                    Valuation of financial instruments

As described in Note 43, the Administration of the Company uses valuation techniques which include information that is not based on observable market data to estimate the fair value of certain kinds of financial instruments. Note 43 shows the information on the main assumptions used to determine the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. The Administration of the Company and its subsidiaries believes that the valuation techniques selected and the assumptions used are adequate to determining the fair value of financial instruments.

X.                         Onerous contracts

The Company and its subsidiaries use assumptions relating to the economic costs and benefits of each contract to determine whether or not any onerous contracts exist. In the case of long-term commitments for purchase and sale of energy, one of the critical estimates to determining the provisioned amount for future sale under the contract is the average historic Settlement Price for Differences (PLD) approved by the Administration of the Company as an assumption to calculate the provision for onerous contracts, solely for accounting purposes, as well as the discount rate used for cash flows. The actual values of the PLD and/or of items considered within the discount rate may over the years be higher or lower than those corresponding to the assumptions used by the Company. In addition, the Company can also have onerous contracts in concessions where the current expected cost for operations and maintenance is not fully covered by revenue (see Note 33).

XI.                    Risks relating to legal and regulatory compliance

a)             Lava Jato

In response to investigations carried out as part of the “Lava Jato Operation” regarding irregularities involving officials, contractors, and suppliers of Eletrobras and of special purpose companies (SPEs) in which Eletrobras holds minority interests, in 2015, the Board of Directors of the Company decided to begin an investigative procedure, given the risk that such irregularities could affect some of the main investments of Eletrobras.

In order to conduct this investigation, the Company hired the American law firm Hogan Lovells US LLP, which is widely known for its specialization in investigatory actions, and established the Independent Investigation Management Commission (CIGI), comprised of independent and reputable specialists that were hired to oversee the investigation process.

The investigation process followed the principles adopted by the Securities and Exchange Commission (SEC) and the Department of Justice (DOJ) for procedures of this nature, given that since 2008, when Eletrobras was first listed on the New York Stock Exchange with American Deposit Receipts (ADRs), it became subject to American laws governing capital markets, particularly with respect to the regulations established under the U.S. Securities and Exchange Acts. These laws and regulations include the Foreign Corrupt Practices Act (FCPA), which criminalizes acts of corruption such as payments to officials of foreign governments, political parties, and foreign candidates for political office in exchange for business or economic advantage.

In this context, the scope of the independent internal investigation includes assessment of the existence of any irregularities, including violations of the FCPA, Brazilian legislation, the Code of Ethics, and the integrity policies of Eletrobras.

Over the course of 2015 and 2016, as part of the Lava Jato Operation, the Radioatividade and Pripyat operations resulted in prison sentences for former executives from Eletronuclear, as well as other parties. Eletrobras has cooperated with authorities in sharing information gathered by the independent investigation, and even assisting the prosecution against the defendants in these criminal proceedings.

In order to facilitate and guarantee the progress of the investigations, the administration of the Company has adopted the governance measures required and/or recommended by Hogan Lovells and by the Independent Commission. Since the start of the investigation, Eletrobras replaced its entire Board of Directors, hired a new CEO, and has strengthened its compliance structure. In mid-2016, the Compliance Department was created, which is responsible for coordinating the compliance program and for managing risks at the Company and at its subsidiaries.

In this same regard, Eletrobras reviewed specific contracts in which the investigations identified potential irregularities, such contracts which were suspended when any irregularities were found.

With regard to the employees and directors involved in the situations identified by the investigation, Eletrobras has already taken punitive measures, including suspension and termination of employment. At present, possible legal action is being considered against these officials, and Eletrobras is already in negotiations with the Office of the Attorney General with respect to the filing of civil suits.

In October 2016, the independent investigation completed the stage whose objective was to identify illegal acts that could result in material misstatements in the consolidated financial statements of the Company. During this stage, cases of overpricing were determined by the Independent Investigation relating to illegal activities that were paid by certain suppliers and contractors contracted since 2008 by some subsidiaries and SPEs of the Company.

a.1) Summary of the conclusions of the Independent Investigation

The final reports from the Independent Investigation include certain findings with their related qualitative and estimated quantitative financial statements impacts (disclosures and/or accounting) in some but not all of the power generation projects included in the scope of the investigation. The Independent Investigation reports determined overpricing related to bribery and bid-rigging (a form of fraud in which a commercial contract is promised to one party even though for the sake of appearance several other parties also present a bid. This practice is illegal in most countries.) activities deemed to be of an illicit nature, in some contracts, since 2008, with certain contractors and suppliers of the affected projects. The range of bribery estimated impacts was from 1% to 6% of the contract price and certain other fixed amounts, and the bid-rigging estimated impacts is 10% of payments related to one specific contract (R$ 16 million). The impacts of the Independent Investigation on the financial statements are presented below under item “Impacts on the Consolidated Financial Statements”.

The Independent Investigation included findings related to bid-rigging and bribes that would have been paid by certain contractors and suppliers hired by subsidiaries of the Company, as well as certain contractors and suppliers of some of SPEs not controlled by the Company.

The Independent Investigation included findings related to bribes that would have been received by certain former personnel or personnel of subsidiaries or SPEs not controlled by the Company.

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

In addition, the final reports from the Independent Investigation included separate findings related to possible overpricing on some of the power generation projects included on its scope of investigation. As the Independent Investigation did not conclude that such possible overpricing was caused by unlawful activity, the Company’s management does not believe that this possible overpricing would impact its consolidated financial statements.

a.2) Impacts on the consolidated financial statements

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

The Company concluded that, under International Accounting Standard IAS 16 — Property, Plant and Equipment, the amounts attributable to overpricing due to bribes and/or to bid-rigging activities deemed to be of an illicit nature, should not have been capitalized as part of the cost of its property, plant and equipment — PP&E or in the PP&E of its SPEs not controlled by the Company. Those amounts that had been capitalized as part of the contract price are not a cost attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

However, the Company was unable to determine each of the periods prior to 2014 in which the adjustments should be recorded in its consolidated financial statements because of the following:

•                  The information made available to the Company by the Independent Investigation or otherwise available to the Company identified the contractors and suppliers involved in the  overpricing scheme and a range period of time it was in effect and indicates certain affected contracts, but did not specify individual contractual payments that include overcharges or the reporting periods in which overpayments may have occurred (the investigation reports and findings determined that there was no reasonable basis to establish or estimate the specific periods and the amounts of overpricing that occurred);

•                  As most of these alleged overpayments were made by outside contractors and suppliers, we cannot identify the exact amounts and periods that the Company may have overpaid. The information to determine the amount by which the Company was potentially overcharged by these contractors and suppliers was not contained within the Company’s accounting records or internal control systems. Also, the information used in this investigation was limited to the Company’s internal information, and that of its subsidiaries and SPEs not controlled by the Company, did not provide sufficient information to determine the amounts of such overpayments prior to 2014 and a period by period basis;

•                  Because the alleged overpayments were of an illicit nature, even though the depositions available to the investigation team revealed certain information that allowed the total estimate to be made, they did not provide sufficient information to determine the periods prior to 2014 when the overpayments have occurred, and specific records of these activities were not expected to be available; and

•                  The investigation underway by the Brazilian authorities is focused on determining the involvement of the people under investigation with illegal acts, and not on obtaining quantitative information on each one of the prior periods. In addition, Brazilian legislation does not allow unrestricted access to internal records and documents of suppliers in civil lawsuits and, therefore, we did not expect to have information with respect to prior periods.

As previously discussed, there was not sufficient information to allow the Company to determine the specific period during which the Company made specific overpayments, thus the Company concluded that, after exhausting all reasonable efforts, it was impracticable to determine the period-specific effects prior to 2014 of the overpayments on its consolidated financial statement, accordingly, the adjustment for the overpayments incorrectly capitalized was recognized in the 2014. The Company believes this approach was the most appropriate pursuant to the requirements of IFRS for the correction of an error.

The Company also has not recovered and could not estimate any recoverable amounts potentially overpaid at that time. Any amounts ultimately recovered would be recognized as income when received or when their realization becomes virtually certain.

Consequently, as permitted under IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors, the Company charged to expense in its 2014 consolidated financial statements the cumulative estimated amounts of illegal payments made for all periods prior to 2015.

For the amounts of illegal payments identified by the Company, which relate to contracts/amendments entered after December 31, 2014, they were charged to expense in the Company’s 2015 financial statements.

The Company did not identify any amounts after December 31, 2015 that may have been affected by the overpricing scheme.

Therefore, in 2014, the Company expensed the total of R$ 195.1 million of capitalized costs representing estimated amounts that Eletrobras subsidiaries overpaid for the acquisition of property, plant and equipment since 2008, and, as a result, an amount of R$ 132.4 million related to impairment losses recognized in 2014 by these Eletrobras subsidiaries have been reversed. Likewise, the Company recognized a loss of R$ 91.5 million in its results from equity method investments related to certain equity investees (SPEs not controlled by the Company). The amounts included both the findings from the final reports of the Hogan Lovells independent investigation and the corresponding borrowing costs and other charges capitalized.

Additionally, based on the final reports of the Independent Investigation relating to financial and accounting matters, the Company expensed in 2015 R$ 16.0 million related to contracts/amendments entered after December 31, 2014, and, as a result, an amount of R$ 11.5 million related to impairment losses previously recognized by these Eletrobras subsidiaries have been reversed.

The summary of these cumulative adjustments to the 2015 and 2014 consolidated balance sheets and consolidated statement of profit or loss are as follows:

Investigation findings	Dec 2015	Dec 2014
Angra 3	(11,514)	(129,799)
Mauá 3	(4,482)	(62,684)
Sim plício	—	(2,644)
	(15,996)	(195,127)

Balance Sheets	Dec 2015	Dec 2014
Fixed Assets
Cost	(15,996)	(195,127)
Impairment	11,514	132,443
Equity method investments	—	(91,464)
	(4,482)	(154,147)

Statements of profit and loss	Dec 2015	Dec 2014
Investigations findings	(15,996)	(195,127)
Impairment charges (Operating charges)	11,514	132,443
Results of equity method investments	—	(91,464)
	(4,482)	(154,147)

Eletrobras is implementing various governance and remediation actions, adopting measures to investigate the allegations relating to the Lava Jato Operation, while assessing the possibility of seeking compensation for damages suffered as a result of illegal conduct.

However, while the Independent Investigation has completed the stage for accounting recognition of illegal acts, additional procedures relating to the investigation process are ongoing, particularly with regard to certain aspects as discussed with the enforcement commissions of the SEC and the DOJ (“Additional Procedures”).

Based on the current understanding of Eletrobras, it is not expected that these Additional Procedures will introduce additional relevant information that could cause material impacts on its financial statements. However, federal prosecutors have not yet completed the “Lava Jato Operation” investigations, and it could take a considerable amount of time to complete all the related fact-finding procedures. As such, new information of relevance could be revealed in the future, which could lead to Eletrobras recording additional adjustments in its financial statements.

In January 2017, the Board of Directors of Eletrobras approved negotiations for the hiring of an American law firm to conduct the Aditional Procedures. During that meeting, the Board of Directors authorized the signing of certain legal instruments with American authorities (“Tooling Agreement” and “Statute of Limitation The Second Consecutive”), extending the statute of limitation for investigative actions. The signing of these documents demonstrates the cooperation and good faith of Eletrobras with respect to American authorities, handling corporate matters involved with clarity and transparency.

In order to continue with the Additional Procedures as discussed with the American and Brazilian regulators, Eletrobras is conducting a tender to contract an American law firm.

However, due to the tender procedures to which Eletrobras is subject as a member of the Indirect Federal Administration, the hiring of the American firm that will conduct the Aditional Procedures is not yet complete.

In order to guarantee the continuity of the Additional Procedures while this tender process is underway, Eletrobras has extended until July 2017 its prior contract with Hogan Lovells.

In April 2017, as a consequence of the plea bargaining agreements entered into by executives of the major Brazilian construction group, Odebrecht, the Federal Supreme Court requested that investigations should be initiated to investigate the conduct of politicians who were referred to in those agreements. These investigations refer exclusively to those individuals over who the Federal Supreme Court has exclusive jurisdiction. Also, other official investigations may be initiated against individuals who are subject to the jurisdiction of lower courts.

Certain allegations of potential illegal acts were made public in respect of the Santo Antonio project, in which we hold an indirect minority take through our subsidiary Furnas.

Hogan Lovells, under the direct supervision of the Independent Committee, continues to monitor plea bargaining agreements that are made public as well as other information published by the press and the development of the “Lava Jato” investigation. In case the allegations related to the Santo Antonio  project turn out to be true, our management believes that there will not be a material impact on our consolidated financial statements, since we recognized impairment charges under IAS 36 — Impairment of Assets, in an amount sufficient to cover the alleged values.

c)            Legal proceedings involving the Company — Class Action

On July 22, 2015 and August 15, 2015, two putative class actions suits were filed against Eletrobras and some of our employees in the United States District Court of the Southern District of New York (SDNY) (see Note 30 and Note 47.10).

NOTE 5 — CASH, CASH EQUIVALENT, AND RESTRICTED CASH

	12/31/2016	12/31/2015
I - Cash and cash equivalents:
Cash and bank deposits	295,549	656,505
Short term securities	384,119	737,468
	679,668	1,393,973

II - Restricted Cash:
CCC Resources	393,520	346,874
Commercialization - Itaipu	256,192	47,082
Commercialization - PROINFA	998,380	232,785
RGR Funds	33,254	20,692
	1,681,346	647,433
	2,361,014	2,041,406

The financial resources are held with Banco do Brasil S.A., as per the terms of the specific legislation for Mixed Economy Companies under control of the Federal Government, as in Decree Law 1,290 of December 3, 1973, with the amendments resulting from Central Bank of Brazil Resolution 4,034 of November 30, 2011, which established new mechanisms for allocations of the companies comprising the Indirect Federal Administration.

Financial applications for immediate liquidity are included in extra-market financial investment funds, which are targeted to achieve returns based on the average rate of reference from the Special Settlement and Custody System — SELIC, for the acronym in Portuguese.

The balances considered as cash equivalents are high-liquidity short-term investments that can promptly be converted to a known cash amount, subject to an insignificant risk of change in value and held with the purpose of meeting short-term cash commitments, including for general cash management at the Company.

Restricted Cash - These are resources collected by the respective funds which are used exclusively to uphold the regulatory provisions governing the funds, and are not available to the Company. The variation in this balance is due primarily to the trading of electricity of Proinfa. For more information, see Note 7 (a).

NOTE 6 — MARKETABLE SECURITIES

Trough Central Bank of Brazil’s Resolution No. 3,284 of May 25, 2005, it was established that any investment of resources resulting from revenues of public companies or mixed economy companies of the Indirect Federal Administration can only be made in extra-market investment funds administered by the Federal Savings Bank and by Banco do Brasil S.A., so the Company and its subsidiaries invest their resources in extra-market funds backed by primarily long-term government bonds, use of which considers both the short-term corporate investment program, as well as the maintaining of the Company’s operating cash position.

With respect to the beneficiary parties, the adjustment is made to present value. The investment certificates resulting from tax incentives for the Northeast Investment Fund (FINOR) and the Amazônia Investment Fund (FINAM) are adjusted for provisions for losses, and as such, are shown in net amounts.

The breakdown of marketable securities is as follows:

CURRENT

Securities	Custodian and Financial Agent	Expires	Index	31/12/2016	31/12/2015
LFT	Banco do Brasil	More than 90 days	SELIC	292,043	195,368
LTN	Banco do Brasil	More than 90 days	Pre-fixed	4,963,575	4,691,729
LTN	CEF	More than 90 days	Pre-fixed	39,513	214,210
NTN-B	Banco do Brasil	More than 90 days	IPCA	18,803	467,735
NTN-B	CEF	More than 90 days	IPCA	14,325	—
NTN-F	Banco do Brasil	More than 90 days	Pre-fixed	95,914	191,693
Committed Options	CEF	—	—	58,356	1,082,039
Committed Options	Banco do Brasil	—	—	2,298	—
OTHER	—	—	—	13,151	—
TOTAL CURRENT				5,497,978	6,842,774

NONCURRENT

Securities	Custodian and Financial Agent	Expires	Index	31-12-2016	31-12-2015
NTN-B	Banco do Brasil	More than 90 days	IPCA	434	405
FINOR/FINAM	—	—	—	876	916
BENEFICIARY SHARES	—	—	—	244,420	190,847
OTHER	—	—	—	1,505	2,822
TOTAL NONCURRENT				247,235	194,990

6.1 — BENEFICIARY PARTIES - Securities acquired as a result of the restructuring of the Company’s investment in the subsidiary INVESTCO S.A. These assets guarantee annual returns equal to 10% of the earnings of the aforesaid companies, paid together with dividends, and will be redeemed at maturity in October 2032, through their conversion into preferred shares in the capital stock of the these companies, as shown below:

	31/12/2016	31/12/2015
Lajeado Energia	451,375	451,375
Paulista Lajeado	49,975	49,975
Ceb Lajeado	151,225	151,225
Face Value	652,575	652,575
Present Value Adjustment	(408,155)	(461,728)
Present Value	244,420	190,847

NOTE 7 – ACCOUNTS RECEIVABLE, NET

	12/31/2016					12/31/2015
CURRENT	Maturing	Maturity in 90 days or less	More than 90 days	Renegotiated Credits (b)	Total	Total
AES ELETROPAULO	30,574	—	2	—	30,576	18,072
AES SUL	28,326	—	—	—	28,326	24,294
AMPLA	24,686	131	—	—	24,817	26,661
CEA	10,052	19,204	4,555	267,217	301,028	244,567
CEB	4,694	520	2	—	5,216	5,820
CEEE	27,147	—	—	—	27,147	29,908
CELESC	44,187	—	—	—	44,187	44,085
CELPA	43,127	1,297	7,812	11,568	63,804	66,292
CELPE	20,347	—	56	—	20,403	22,568
CEMAR	22,836	1	—	—	22,837	23,803
CEMIG	34,691	—	—	—	34,691	37,797
CESP	1,656	—	—	—	1,656	6,428
COELBA	32,561	—	58	—	32,619	36,067
COELCE	30,834	—	—	—	30,834	30,935
COPEL	79,278	—	—	—	79,278	67,248
CPFL	18,206	—	165	—	18,371	14,247
EBE	9,614	—	—	—	9,614	7,968
ELEKTRO	41,123	—	—	—	41,123	42,180
ENERGISA	30,919	2,609	76,517	—	110,045	87,498
ENERSUL	11,416	—	—	—	11,416	16,368
ESCELSA	18,783	—	60	—	18,843	17,517
LIGHT	51,949	—	123	—	52,072	55,978
PIRATININGA	2,451	—	54	—	2,505	3,269
RGE	27,626	7	—	—	27,633	27,096
Debt Rollover (b)	—	—	—	23,601	23,601	22,840
CCEE Trading	147,128	120,601	232,006	—	499,735	439,478
Use of Electricity Network	229,646	2,177	31,983	—	263,806	251,341
PROINFA (a)	281,658	14,954	58,418	—	355,030	379,214
Residential Consumer	378,900	318,257	131,411	155,983	984,551	814,377
Industrial Consumer	181,646	43,538	254,142	108,357	587,683	638,646
Rural Consumer	23,050	20,656	13,961	12,773	70,440	104,625
Commerce, services, and other activities	202,576	85,632	68,572	78,504	435,284	414,529
Government	113,149	87,934	146,741	102,681	450,505	495,686
Other	932,202	37,949	150,150	34,150	1,154,451	909,544
(-) ADA (c)	(79,422)	(76,501)	(874,341)	(431,585)	(1,461,849)	(1,289,445)
	3,057,616	678,966	302,447	363,249	4,402,278	4,137,501

	12/31/2016					12/31/2015
NONCURRENT	Maturing	Maturity in 90 days or less	More than 90 days	Renegotiated Credits (b)	Total	Total
CEB	—	—	14,111	—	14,111	14,111
CELPA	368	—	—	—	368	19,317
Trading in CCEE	—	—	293,560	—	293,560	293,560
Use of Electricity Network	—	—	6,276	—	6,276	6,276
PROINFA (a)	—	—	—	76,441	76,441	125,383
Debt Rollover (b)	—	—	—	568,635	568,635	489,556
Government	—	—	—	582,501	582,501	290,965
Residential Consumer	—	—	—	79,251	79,251	50,220
Industrial Consumer	—	—	—	48,039	48,039	49,584
Rural Consumer	—	—	—	5,921	5,921	65,673
Commerce, services, and other activities	—	—	—	88,649	88,649	175,812
Other	—	—	—	749,090	749,090	683,203
(-) ADA (c)	—	—	(313,947)	(119,870)	(433,817)	(430,203)
	368	—	—	2,078,657	2,079,025	1,833,457
TOTAL	3,057,984	678,966	302,447	2,441,906	6,481,303	5,970,958

(a)        Electricity Trading - PROINFA

Electricity trading transactions within the Incentives for Alternative Electricity Sources Program (PROINFA) generated a positive net balance of R$ 693,094 in the 2016 fiscal year (a negative net balance of R$ 355,526 on December 31, 2015), such balance which did not affect the fiscal year net profit and loss of the Company, as this amount is included under the Reimbursement Obligations heading. In the retail consumers balance an amount of R$ 431,471 from PROINFA is recorded for the parent company (R$ 504,597 on December 31, 2015).

(b)        Renegotiated Credits

These represent the amounts resulting from the consolidation of debts from past due energy supply accounts of consumers in default and with future maturity, collected in energy bills.

Debt rollover renegotiated credits relate to a credit assignment agreement between the Federal Government and the subsidiaries Furnas and Eletrosul, pursuant to the Public Sector Finance Correction Program (Law No. 8,727 of November 5, 1993). The Federal Government assumed, refinanced, and rescheduled debt in 240 accounts that had fallen due since April 1994. If a balance remains unpaid at the end of a 20-year period, as the Federal Government delivers only the resources received from the states, which in turn are restricted by law in commitment levels of revenues, the installment will be extended for another 120 months. These represent R$ 592,236 on December 31, 2016 (R$ 512,396 on December 31, 2015).

(c)           Allowance for doubtful accounts (PCLD, in Portuguese)

The subsidiaries establish and maintain allowances for doubtful accounts, based on an analysis of the amounts included in expired receivables and the history of losses, the total amount of which is considered by the Administration to be sufficient to cover any losses in the realization of these assets.

The balance of the ADA is as follows:

	12/31/2016	12/31/2015
Consumers	569,269	609,403
Retailers	765,620	591,171
CEA	267,217	225,514
CCEE - Short-term Energy	293,560	293,560
	1,895,666	1,719,648

The subsidiary Furnas has a provision established in 2007 totaling R$ 293,560. This provision represents historic amounts relating to the trading of energy within the defunct Energy Wholesale Market (MAE) for the period from September 2000 to September 2002, settlement of which is suspended due to injunctions granted in suits filed by electricity distribution concessionaires against  ANEEL and the MAE (now the CCEE).

Changes in the ADA for customer electricity accounts in the consolidated statement are as follows:

Balance on December 31, 2013	1,916,808

(+) Charged to bad debt expenses for the year	559,141
(-) Reversal	(475,221)
(-) Writeoff	(340,965)
Balance on December 31, 2014	1,659,763

(+) Charged to bad debt expenses for the year	832,632
(-) Reversal	(286,629)
(-) Writeoff	(486,118)
Balance on December 31, 2015	1,719,648

(+) Charged to bad debt expenses for the year	948,248
(-) Reversal	(337,719)
(-) Writeoff	(434,511)
Balance on December 31, 2016	1,895,666

The establishing and reversal of the ADA were recognized in period profits and losses as Operating Charges/Reversals, Net (Note 41). The amounts recognized as ADA and the related receivable amounts are written-off  when there is no longer any expectation of recovery of the amounts.

NOTE 8 – FINANCING AND LOANS

	12/31/2016
	CHARGES		PRINCIPAL
	CURRENT			NON
	Avg Rate	Value	CURRENT	CURRENT

ITAIPU	7.13	—	1,693,328	9,086,250
CEMIG	5.19	359	19,537	48,147
COPEL	5.03	255	14,187	36,398
CEEE	5.00	140	4,465	19,763
AES ELETROPAULO	5.00	339,278	10,561	—
ENERGISA - MT	9.62	2,255	94,468	168,000
ENERGISA - MT	11.31	879	30,047	59,486
ENERGISA - MS	5.22	161	11,341	18,510
CELPA	5.00	70,777	291,809	266,757
CEMAR	1.74	843	53,531	163,303
CESP	5.09	92	5,569	9,904
COELCE	5.00	191	9,860	28,337
COSERN	5.00	13	1,874	769
COELBA	5.00	423	22,788	61,749
ESCELSA	5.00	147	10,833	18,626
GLOBAL	5.00	106,275	44,100	—
CELESC DISTRIB.	5.00	327	27,435	30,973
OTHER		83,340	332,788	141,334
(-) ADA		(184,080)	(74,258)	—
		421,675	2,604,263	10,158,306

	12/31/2015
	CHARGES		PRINCIPAL
	CURRENT			NON
	Avg Rate	Value	CURRENT	CURRENT

ITAIPU	7.11	—	1,894,766	12,907,368
CEMIG	5.09	973	54,104	134,907
COPEL	6.39	471	35,102	50,744
CEEE	5.00	199	9,320	23,884
AES ELETROPAULO	10.00	338,017	10,561	—
CELPE	5.00	69	8,395	5,199
CELG	8.12	1,249	188,502	51,048
ENERGISA - MT	9.19	2,549	52,942	255,206
ENERGISA - MT	10.58	998	20,031	87,231
ENERGISA - MS	5.21	222	12,426	28,968
CELPA	5.00	70,479	248,059	274,415
CEMAR	2.12	1,080	69,842	205,017
CESP	5.09	123	5,569	15,056
COELCE	5.00	237	10,769	36,678
COSERN	5.00	23	2,161	2,499
COELBA	5.00	533	23,833	82,762
ESCELSA	5.00	206	12,593	28,609
GLOBAL	5.00	94,327	44,100	—
CELESC DISTRIB.	5.00	593	36,529	56,696
OTHER		70,852	105,470	154,108
(-) ADA		(163,607)	(77,440)	—
		419,593	2,767,633	14,400,394

Financing and loans granted are made with the Company’s own resources, in addition to sector resources and external resources collected through international development agencies, financial institutions, and funds received from bond issuance in the international financial market.

Of the total loans granted by Eletrobras, on December 31, 2016, R$ 4,908,816 (R$ 4,582,081 on December 31, 2015) relate to transfers from the RGR sector fund, included under the Financing and Loans heading.

All financing and loans granted are backed by formal contracts signed with the borrowers. Receipt of these values, for the most part, is established in monthly installments, payable over an average period of 10 years, with an average interest rate of 9.82% per annum, weighted by the balance of the portfolio.

Financing and loans granted by the parent company, with currency exchange adjustment clause, represent nearly 32% of the total portfolio (42% on December 31, 2015). Those which include adjustment based on indexes representing domestic prices in Brazil correspond to 68% of the portfolio (58% on December 31, 2015).

The market values of these assets are near to their book values, given that they are specific sector transactions formed in part through resources from Sector Funds, and that they do not have similar conditions as a parameter for market value valuation.

The reduction in the balance of loan receivables during the fiscal year is due primarily to the exchange variation calculated on loans granted to Itaipu, resulting from the devaluation of the dollar against the real from the end of 2015 to the end of 2016. The dollar fell by nearly 18% in this period.

The long-term portions of financing and loans granted, based on contractually stipulated cash flows, mature in variable installments, as shown below:

2018	2019	2020	2021	2022	After 2022	Total
2,136,483	2,185,507	2,192,415	2,295,718	1,059,144	289,039	10,158,306

More information on the details of these balances is found in Note 45 on Related Parties.

8.1 — AES Eletropaulo/CTEEP — Court Action

The Company has receivables owed by Eletropaulo Eletricidade de São Paulo S.A., relating to court proceedings underway between AES Eletropaulo and CTEEP.

On September 18, 2015, a partial ruling was given in the case brought against Eletropaulo, giving notice that Eletropaulo is responsible for payment of the amounts owed as a result of loans not repaid on their respective maturity dates to Eletrobras, and not to Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP”).

As a result, the Company has a credit of R$ 2,656,542 on December 31, 2016 (R$ 2,382,255 on December 31, 2015), R$ 349,839 (R$ 348,578 on December 31, 2015) which is already recorded in assets, under loans and financing, corresponding to the part considered to be undisputed by the Company. Final recognition of the entire loan will occur when repayment is considered to be practically certain.

8.2 — Allowance for Doubtful Accounts

The Company establihses an allowance for doubtful accounts at a value of R$ 258,338 (R$ 241,047 on December 31, 2015) corresponding to the principal and debt servicing of default debtors.

This amount is deemed sufficient by the Administration of the Company to cover any losses in these assets, based on an analysis of the portfolio’s behavior.

This allowance includes credits owed by Celpa, a subsidiary of Equatorial Energia, in an amount of R$ 11,001 on December 31, 2016 (R$ 14,194 on December 31, 2015). This allowance was deemed necessary, considering the judicial reorganization process which Celpa is undergoing.

Changes in the ADA for financing and loans granted by the Company are as follows:

Balance on December 31, 2013	494,345
(+) Charged to bad debt expenses for the year	49,985
(-) Reversals	(319,037)
Balance on December 31, 2014	225,293
(+) Charged to bad debt expenses for the year	19,367
(-) Reversals	(3,613)
Balance on December 31, 2015	241,047
(+) Charged to bad debt expenses for the year	20,521
(-) Reversals	(3,230)
Balance on December 31, 2016	258,338

The establishing and reversal of the ADA were recoginzed in period profits and losses as Operating Charges/Reversals, Net (Note 41). The amounts recorded as ADA the related financing and loan assets are written off when there is no longer any expectation of recovery of the amounts.

NOTE 9 — DIVIDENDS RECEIVABLES

The amounts shown refer to dividends and interest on equity investments, net of Income Tax Withheld at Source, where applicable, held by the Company.

	12/31/2016	12/31/2015
CURRENT
Lajeado Energia	50,009	76,325
CEMAR	25,506	22,911
CTEEP	48,634	20
Goiás Transmissão	17,936	23,857
STN - Sist. de Transm. Nordeste S.A.	8,974	—
Transenergia Renovável	14,762	13,979
MGE Transmissão	6,547	11,447
Manaus Construtora	9,178	9,178
Serra do Facão	—	9,154
Transenergia São Paulo	2,557	4,275
ETAU	5,616	257
Baguari	—	2,462
Transudeste	1,256	1,033
Uirapuru	2,507	2,288
IE Madeira	30,630	27,589
Transirape	678	678
Enerpeixe	26,446	34,686
Chapecoense	24,625	22,288
EAPSA	4,743	2,181
Other	37,851	44,752
	318,455	309,360

NOTA 10 — RECOVERABLE TAXES AND INCOME TAX AND SOCIAL CONTRIBUTIONS

10.1 — Tax credits

	12/31/2016	12/31/2015
Current assets:
Income tax - withheld	886,598	574,083
PIS/PASEP/COFINS payable	119,057	58,349
ICMS recoverable	48,368	40,538
Other	31,497	43,681
	1,085,520	716,651

Noncurrent assets:
ICMS credits (a)	1,217,268	1,724,692
PIS/COFINS credits (a)	469,764	877,386
Other	18,382	21,108
	1,705,414	2,623,186

(a) ICMS, PIS/PASEP, and COFINS credits

The Company has included in noncurrent assets a total of R$ 1,687,032 on December 31, 2016 (R$ 2,602,078 on December 31, 2015) for  PIS, COFINS, and ICMS credits. Of this total, R$ 1,197,990 (R$ 2,150,827 on December 31, 2015) corresponds to taxes and contributions on acquisition of fuel by the subsidiary Amazonas.

According to Paragraph 8 of Law 12,111/2009, the aforementioned taxes and contributions must be reimbursed to the CCC when realized, and so a liability of the same amount is maintained under Reimbursement Obligations (see Note 11).

(b) Unconstitutionality of the PIS/PASEP and COFINS

The Federal Supreme Court (STF) ruled that Paragraph 1 of Article 3 of Law 9,718/98 is unconstitutional, such paragraph which expanded the basis for calculation of PIS/PASEP and COFINS, at the time giving a new meaning to the concept of turnover. The new concept came to include all revenues earned by the legal person, regardless of the type of activity performed and the accounting classification adopted. This provision had no constitutional backing, and was later the subject of a constitutional amendment.

Based on the National Tax Code (CTN), the subsidiaries of Eletrobras seek recognition of their right to the credit and reimbursement of the amount overpaid as a result of the unconstitutionality of the expanded basis of calculation for those taxes. As of the date of these financial statements, there has been no final ruling on the matter.

The companies of Eletrobras do however have potential tax credits for PIS/PASEP and COFINS, which are being determined, and as such, they are not recorded in these financial statements, as the Supreme Court ruling benefits only the companies that filed the extraordinary appeals resulting in the respective case.

10.2 — Income tax and social contributions

	12/31/2016	12/31/2015
Current assets:
Prepaid taxes / Negative balance	1,086,367	1,475,598

Noncurrent assets:
Negative balance	1,488,158	1,645,382
Deferred IRPJ/CSLL	839,708	1,422,209
	2,327,866	3,067,591

Noncurrent liabilities:
Deferred IRPJ/CSLL	8,305,606	1,003,796

10.3 — Composition of deferred income tax and social contributions

	12/31/2016			12/31/2015
	Assets	Liabilities	Net asset (liability)	Assets	Liabilities	Net asset (liability)

Eletronorte	2,203,754	(1,364,046)	839,708	1,529,640	(219,692)	1,309,948
	2,203,754	(1,364,046)	839,708	1,529,640	(219,692)	1,309,948

Eletrosul	649,997	(963,106)	(313,109)	457,629	(345,368)	112,261
Eletrobras	—	(320,560)	(320,560)	—	(733,289)	(733,289)
Furnas	680,613	(5,284,897)	(4,604,284)	258,709	(453,084)	(194,375)
Chesf	202,252	(3,254,553)	(3,052,301)	—	(65,070)	(65,070)
Eletropar	—	(15,352)	(15,352)	—	(11,062)	(11,062)
	1,532,862	(9,838,468)	(8,305,606)	716,338	(1,607,873)	(891,535)

	12/31/2016	12/31/2015
Deferred tax assets:

Provisions for litigation	128,391	68,066
Allowance for doubtful accounts	119,327	56,047
Other operating charges and accrued liabilities	429,504	407,319
Adjustment under Law 11,638/2007 - RTT (IFRS)	239,679	—
Unrealized tax credits	205,239	—
Tax Credit w/o Tax Loss and Carryforward (a)	2,394,400	1,607,466
Other	220,076	107,080
Total assets	3,736,616	2,245,978

Deferred tax liabilities:

Assets exchange variations	—	416,810
Financial instruments available for sale	320,560	316,479
Accelerated depreciation	113,793	81,255
Income from renegotiated energy credits	259,183	221,871
Adjustment under Law 11,638/2007 - RTT (IFRS)	205,285	488,425
Remuneration from Basic Grid - Existing Systems	9,726,549	—
Other	577,144	302,725
Total liabilities	11,202,514	1,827,565

(a) In the 2016 fiscal year, the subsidiary Eletronorte recorded a total of R$ 680,028 for deferred tax assets from temporary differences, tax losses, and social contribution carryforwards. The subsidiary was able to recognize these assets based on its history of profitability and expected generation of future taxable earnings, based on a technical viability study that allowed for this maneuver, and due to the existence of deferred tax losses and the effects of restated RBSE indemnification.

10.4 — Income tax and social contributions reported in other comprehensive income

	12/31/2016	12/31/2015
Deferred taxes
Originated from income and expenses recognized in other comprehensive income
Compensation of fair value of financial instruments available for sale	(56,393)	37,228
Equity in comprehensive income of subsidiaries, associated companies, and joint ventures	9,296	1,274

Total income tax and social contributions recorded in other comprehensive income	(47,097)	38,502

NOTE 11 — REIMBURSEMENT RIGHTS AND OBLIGATIONS

	12/31/2016	12/31/2015
Reimbursement rights

CURRENT ASSETS
CCC (a)	1,977,183	2,118,184
ANEEL Provision - CCC (b)	(741,624)	—
CDE Reimbursement (c)	347,876	147,058
Electricity Sector Remuneration (d)	74,527	—
	1,657,962	2,265,242

NONCURRENT ASSETS
CCC (a)	9,871,342	8,238,140
Portion from Gas Transportation (a.1)	(2,364,318)	—
	7,507,024	8,238,140

Reimbursement obligations

CURRENT LIABILITIES
CCC (a)	129,403	19,423
PROINFA	292,146	299,632
CDE Reimbursement (c)	45,373	77,153
Electricity Sector Remuneration (d)	700,581	—
	1,167,503	396,208

NONCURRENT LIABILITIES
CCC (a)	1,516,313	2,483,378
	1,516,313	2,483,378

a)            Fuel consumption account (CCC) of isolated systems

The fund, created by Law no. 5,899/1973, was originally intended to prorate fuel costs used to generate electricity in the Interconnected Systems. Since 1992, the mechanism for prorating fuel costs was extended to systems not integrated into the National Interconnected System (SIN), called Isolated Systems, located mostly in the Northern region of Brazil. Through Law no. 9,648/1998, the CCC began to also include costs with enterprises that promote current or future savings for the fund, known as subrogations. In addition, the Law determined that coverage for the Interconnected Systems would end at the end of 2005.

With the advent of the Law 12,111/2009 and of Decree 7,246/2010, the method of subsidy for power generation in isolated systems was changed. The subsidy for the CCC which until then only subsidized fuel costs, shall reimburse the difference between the total cost of generation of electricity and the value of the corresponding quantity of electric power for the average cost of power and energy sold in the Regulated Contracting Environment—ACR, of the National Interconnected System—SIN.

The total cost of electric power generation in isolated systems includes the costs relating to:

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

The fuel consumption account refers to amounts receivable and received of the CCC in the respective periods. On December 31, 2016, the Company has a receivable of R$ 11,848,525 (R$ 10,356,324 as of December 31, 2015) and a liability of R$ 1,645,716 (R$ 2,502,801 as of December 31, 2015) in compensation obligations.

After the enactment of Law No. 12,783, there is no longer an obligation to make contributions to the CCC Account. Despite this, the CCC Account has not been eliminated. Available balances will continue to be distributed to generation and distribution companies which incurred additional expenses as a result of the use of thermoelectric plants in case of unfavorable hydroelectric conditions. In order to ensure the continued viability of the CCC Account, Law No. 12,783 permits transfers to be made between the Energy Development Account (“CDE”) and the CCC Account.

a.1) Gas Supply Contract (CIGÁS Amazonas D) — Price Difference on the Gas Transportation Portion

The Gas Contract establishes for the transportation portion an “open book” mode, this type of contract, as the name states: “open book,” is characterized by the reimbursement of direct and indirect costs of the contractor and remuneration for the investment comes through a fixed rate to be applied to the total costs proven to have been incurred.

In this context, after the consolidation of all investments, the costs with construction of the Urucu-Coari-Manaus gas pipeline were deemed to by the Committee to Review the Transportation Portion and passed on to the transportation portion. The variables that comprised the price of the transportation portion were not duly consolidated between the parts of the Committee, which include the proof of all investment in building the gas pipeline, the return rate on the investment, rental of the Urucu LGP pipeline. Given this, an average price was used that was an amount between the two values presented by each company that composed the Committee for the transportation portion.

Given the controversy, ANEEL in turn, given the transfer of costs for the gas contract under the CCC, went on to deliberate on this matter in process no. 48500.000289/2014-66.

On December 15 of 2015, by Ratifying Resolution no. 2,005/2015, ANEEL confirmed the price of the transportation portion for the natural gas in the value of R$ 11.4867/MMBtu* (base Dec/2009). However, the decision was appealed by Petrobras and ABRACE.

On June 14 of 2016, the National Petroleum Agency (ANP), by Dispatch no. 643, corrected the tariff calculated above, and approved and ratified the applicable tariff in the value of R$ 12.0371/MMBtu (base Dec/2009) which allows the remuneration of all investments, costs and expenses attributable to providing the service of highway transportation of gas. We point out that the ANP in this context is driven by ANEEL.

Thus, the matter of defining a tariff for the transportation of gas was regulated on October 18 of 2016, by Ratifying Resolution no. 2,159/2016, ANEEL, which set the limit for the purpose of reimbursement by the CCC of the transportation portion of the natural gas contract between Amazonas D and Cigás, at R$ 12.0371/MMBtu (base Dec/2009) (without taxes), which should be applied, with the appropriate corrections, from the beginning of the invoicing for said contract.

Ratifying Resolution 2,159/2016, acting retroactively to the beginning of the supply under the contract with the new approved transportation tariff, determines that Eletrobras, as administrator of the Fuel Consumption Account (CCC), account for the values reimbursed above the set price and inform the result to ANEEL within a term of 60 days, ending on December of 2016. The value involved in this matter is R$ 2.1 billion.

The contract in clause 8.1.2.1.9.2 “b” and clause 10.8 deal with the possibility of the value used provisionally being greater than the final one, Cigás will return to Amazonas Energia the sum overpaid plus late fees.

Supported by legal opinion no. 204/2016 issued by its external legal consultants, the Company understands that in counterpart to the right of reimbursement from the CCC fund for R$ 2,364,318, there will be a right to reimbursement from Petrobras in the amount recognized under the entry suppliers (note 20).

(*) Information not audited by the independent auditors.

b) ANEEL Provision - CCC

On February 7 of 2017, ANEEL issued Ratifying Resolution No. 2,202, which approved the budget for 2017 in the Energy Development Account (CDE), and in doing so, suspended the transfer of sums that were established in the renegotiations established by inter-Ministry Ordinances MME/MF numbers 652/2014 and 372/2015 (named “1st and 2nd CCD”) between the distributors Amazonas D, Ceron, Eletroacre and Boa Vista (named “distributors”) and

Petrobras Distribuidora S.A., the guarantees for which are the receivables of the CCC, the surety bond of its controller, Eletrobras.

The distributors are creditors of the Fuel Consumption Account (CCC), especially after 2009, according to the regime of Act no. 12,111, of December 09, 2009, since they’re responsible for providing the public service of distribution of electricity in the Isolated System.

Starting with Law 12,783/2013, the Energy Development Account (CDE) was responsible for providing resources for expenditures in the Fuel Consumption Account (CCC). However, sufficient resources were not transferred to the distributors to cover the subsidies set out in Law no. 12,111/2009. Consequently, distributors were unable to make the payments to their suppliers, especially those responsible for providing fuel for the generation of energy in the Isolated System.

In order to equate the debts that the Energy Development Account (CDE) had to distributors, regulatory and structural provisions were adopted, such as the issuance of Decree no. 8,370 (by which Art. 36, paras. 1 to 4 of Decree no. 4,541, of 12/23/2002, was amended) and Inter-Ministry Ordinances by the Ministry of Mines and Energy and the Ministry of Finance nos. 652, of December 10, 2014 and 372, of August 04, 2015, to allow that said credits owed to distributors be renegotiated in installments and in a manner compatible with the budgetary conditions of the Energy Development Account (CDE).

Part of these credits are a ballast for the payment of debts to fuel suppliers that were renegotiated by the distributors in 2014 and 2015, observing the flow of payment from the above-mentioned Inter-Ministry Ordinances MME/MF.

In 2014, renegotiations were signed between the distributors and the Energy Development Account (CDE) established by Inter-Ministry Ordinance MME/MF number 652/2014. The renegotiations between the distributors and the Energy Development Account (CDE), authorized by Inter-Ministry Ordinance MME/MF number 372/2014 (CDE), had not been signed as of December 31, 2016.

The budget approved by ANEEL for 2017, in addition to reducing the planned current expenditure with CCC/CDE, did not consider many of the sums that were renegotiated under Inter-Ministry Ordinances numbers 652/2014 and 372/2015.

The Distribution companies of Eletrobras affected filed a request for reconsideration, with a suspensive effect, against Ratifying Resolution no. 2,202.

On February 24 of 2017, ANEEL issued Resolution nº 582, not granting such suspensive effect, with the subject matter still subject to the reviewed by the Board of Directors of ANEEL.

On March 2 of 2017, the Ministry of Mines and Energy (MME) published Ordinance no. 81, which establishes in the schedule for use of CDE resources, for the budget of 2017, for payment of the sum equivalent to the monthly installments to be paid between January and December of 2017, for the renegotiations entered into between the distributors and the Sector fund by December 31, 2016 between the distributors and the CDE/CCC, which are therefore the ones encompassed by Inter-Ministry Ordinance MME/MF numbers 652/2014.

On March 7 of 2017, through Ratifying Resolution no. 2,204, of March 7, 2017, ANEEL amended Ratifying Resolution no. 2,202, of February 7, 2017, which approved the annual CDE/CCC budget for 2017, including in the current budget the portions related to the CCD.

As such, the 2017 budget of the CDE/CCC account set out in Ratifying Resolution no. 2.204 remained with the reduction in resources destined to the CDE/CCC Account for the year of 2017, but there was a provision for the release of resources equivalent to the monthly payments to be paid between January and December of 2017, related to the 1st and 2nd CCD.

The Company believes that the resources that were disallowed by ANEEL will remain in that situation until the oversight reprocessing the CCC account for the estimated period between July of 2009 and June of 2016 is concluded by ANEEL.

Based on the above-described events, the Company recognized a provision for partial loss, as described below:

1)             overdue portion of the resources established by MME/MF Ordinance 652/2014, overdue by December 31, 2016;

2)             2017 portions established by MME/MF Ordinance 372/2015, that had not yet been renegotiated with the CDE/CCC Fund;

3)             sum for the current 2017 budget that the Company estimates it will not receive since ANEEL made the cut to the budget;

4)             resources related to operations to buy and sell electricity with Termonorte II renegotiated between the subsidiaries Eletronorte and ED Rondônia.

The amount of the provision was determined based on the funding costs considering the resources which will not be reimbursed by the CCC Fund in 2017. The interest rate used as the premise for our estimate was CDI (13.63%) + 5.54% p.a.

As such, on December 31, 2016, the Company recognized a provision in the sum of R$ 741,624 under the item reimbursement rights — CCC.

c)            CDE Reimbursement

Law 12,783/13, Decree 7,945/13 as amended by Decree No. 8,203/14 and the subsequent Decree 8,221/14, promoted some amendments on the contracting of energy and the objectives under the sector responsibility of the Energy Development Account — CDE, and also instituted (i) the transfer of resources from the CDE to concessionaires for the distribution costs of hydroelectric risks, involuntary exhibit, ESS - Energy Security and CVA ESS and Energy for the period 2013 to January 2014 and (ii) the transfer through the Electric Energy Trading Chamber (CCEE) to concession holders of the distribution of costs related to involuntary exposure and the order of thermoelectric plants from February, 2014.

The effects of these items were recorded as a cost reduction in relation to electric power purchased for resale (Note 40) offsetting the compensation rights - CDE/CCEE reimbursement, in accordance with IAS 20 - Subsidy and Government Assistance.

d)            Electrical Sector Remuneration (RBNI — Basic Network of New Investments)

On January 13 of 2017, through order no. 084/2017, ANEEL determined that Eletrobras, as manager, return to the Energy Development Account (“CDE”) and Global Reverse Reserve (“RGR”) the historical sum of R$ 604,239, updated by the correction indices established in Inter-Ministry Ordinance no. 580/MME/MF, of November 1 of 2012, from the date these payments were made until the effective date of return of said sector funds. The current value being R$ 700,581.

The return of the sum will be done in 6 equal monthly installments, duly updated to the date of effective payment, starting on July 1 of 2017.

Eletrobras will charge the amounts owed by the concessionaires who were overpaid, including from its subsidiaries, so as to refund the resources to CDE and RGR in accordance with ANEEL order 084.

NOTE 12 — NUCLEAR FUEL INVENTORY

Below is the composition of the long-term inventory of nuclear fuel intended for the operation of UTN Angra I and UTN Angra II:

	12/31/2016	12/31/2015
CURRENT
Components ready for use	455,737	402,453
	455,737	402,453
NONCURRENT
Components ready for use	523,501	441,223
Uranium concentrate	50,965	7,723
In process - nuclear fuel	100,803	129,479
	675,269	578,425
	1,131,006	980,878

Inventories are stated at cost or net realizable value, whichever is less, broken down as follows:

a)          Uranium concentrate and ongoing services (for the transformation of the uranium concentrate into nuclear fuel elements) are recorded by their cost of acquisition;

b)          Nuclear fuel elements—are available in the core of the reactor and the Used Fuel Pool inventory (PCU)—allocated to the reults for the year on the basis of their use in the electricity generation process.

NOTE 13 — ADVANCES FOR FUTURE CAPITAL INCREASE

The Company and its subsidiaries present, under non-current assets, values corresponding to advances for future capital increase in the following investments:

	12/31/2016	12/31/2015
SPEs:
Energia Sustentável do Brasil	535,200	141,400
Chuí Holding S.A. - Eolicas do Sul	431,913	431,913
Livramento Holding S.A. - Eolicas do Sul	220,027	173,860
Companhia Energética Sinop	—	73,500
TDG Transmissora Delmiro Gouveia	101,000	101,000
TSLE - Transmissora Sul Litorânea de Energia	87,394	84,847
Geradora Eólica Itaguaçu da Bahia SPE S.A.	67,130	—
Santa Vitória do Palmar Holding S.A. - Eólicas do Sul	37,946	36,492
Itaguaçu da Bahia Energias Renováveis S.A.	—	34,300
Fronteira Oeste Transmissora de Energia S.A.	16,144	14,155
Vamcruz I Participações S.A.	43,099	66,892
Chapada do Piauí II Holding S.A.	35,213	—
Eólica Serra das Vacas Holding S.A.	9,442	25,005
	1,584,508	1,183,364
Other investments	33,408	32,168
	1,617,916	1,215,532

NOTE 14 — HYDROLOGICAL RISK

In 2014 and 2015, the country faced adverse hydrological conditions, a fact which triggered a series of consequences to the electrical sector. Specifically to the generators participating in the Energy Reallocation Mechanism - MRE, the low generation of energy from hydraulic power plants at levels below the MRE Physical Guarante caused a reduction in the MRE adjustment factor or Generation Scaling Factor (GSF).

This reduction interfered directly with the delivery of energy for the fulfillment of supply agreements, since due to the insufficiency of electricity, generators were exposed to the Difference Settlement Price - PLD on the short-term market in order to be able to honor their agreements, incurring negative economic and financial effects.

Law no. 13,203, of December 08, 2015, establishes, among other matters, the conditions for renegotiations of the hydrological risk of generating electricity for agents participating in the Energy Realocation Mechanism. According to the provisions of Art. 1 of that code, the hydrological risk can be renegotiated, as long as ANEEL consents, and with retroactive effects starting on January 1 of 2015, by counterpart from the electricity generation agents.

Given the provisions of the Law, ANEEL, through Regulatory Resolution no. 684, of December 11, 2015, established the criteria and other conditions for renegotiation.

If the conditions and criteria set out in the law are observed, the SFF (ANEEL’s Finacial Oversight Office) is of the understanding that the companies interested in renegotiation are fully capable of quantifying the amounts of electricity that are eligible both for the ACR and for the ACL. We point out that not only is the information on the amounts known to the company, but the decision to renegotiate belongs to its administrators, and the Regulatory Agency would only be responsible for ratifying the values. If the information supplied by the companies adhering to the renegotiation are consistent with the premises established in legislation, there would be no discretion by the regulator as to ratifying the renegotiation. The GSF was recalculated, resulting in an amount that will be compensated with the risk premiums calculated by the subsidiaries that chose to join the renegotiation: Eletronorte, Eletrosul, Furnas and Amazonas GT.

The composition of the amounts accounted due to the renegotiation of hydrological risk, for contracts signed in the scope of the Regulated Contracting Environment (ACR), are the following:

	12/31/2016	12/31/2015
UHE Tucuruí	195,840	312,414
UHE Serra da Mesa	154,449	189,367
UHE Mascarenhas de Moraes	63,186	79,076
UHE Itumbiara	42,680	67,487
UHE Simplício	42,289	54,371
UHE Batalha	20,175	13,813
UHE Balbina	13,262	24,928
UHE Mauá	13,839	14,968
UHE Manso	10,743	25,939
UHE Passo São João	5,471	5,918
UHE São Domingos	5,277	5,709
	567,212	793,991
Total Current Assets	109,535	195,830
Total Noncurrent Assets	457,677	598,161
TOTAL	567,212	793,991

NOTE 15 — INVESTMENTS

	12/31/2016	12/31/2015
Accounted for using Equity Method
a) Associated companies
CEEE-GT	676,332	448,274
EMAE	292,355	307,195
CTEEP	2,592,701	942,732
CEMAR	729,888	653,419
Lajeado Energia	218,262	219,173
CEB Lajeado	72,989	80,353
Paulista Lajeado	26,143	23,507
Energisa MT	394,774	385,318
Energética Águas da Pedra S.A.	216,294	208,795
	5,219,738	3,268,766
b) Joint ventures

Inambari	101	115
Mangue Seco II	17,934	16,889
CHC*	—	98,514
Norte Energia (Belo Monte)	5,358,861	3,378,325
Rouar	97,157	111,775
Madeira Energia S.A. (MESA)	2,503,260	2,896,068
ESBR Participações S.A.	3,331,923	2,807,626
Interligação Elétrica do Madeira S.A.	1,090,107	912,098
Norte Brasil Transmissora de Energia S.A.	975,886	887,528
Manaus Transmissora de Energia S.A.	650,961	621,873
Enerpeixe S.A.	375,174	561,282
Teles Pires Participações	799,926	662,564
Chapecoense Geração S.A. (Chapecoense)	493,555	415,501
Belo Monte Transmissora de Energia	1,069,359	391,058
Interligação Elétrica Garanhuns S.A.	360,072	318,972
Mata de Santa Genebra	230,685	30,336
Goiás Transmissão S.A.	170,313	190,245
Companhia Energética Sinop S.A.	430,751	179,052
STN - Sistema de Transmissão Nordeste S.A.	202,898	176,941
Integração Transmissora de Energia S.A.	201,033	175,572
Transnorte Energia S.A.	148,748	148,373
Chapada Piauí II Holding S.A.	117,701	142,187
MGE Transmissão S.A.	111,344	136,755
Transmissora Sul Brasileira de Energia S.A.	277,474	270,252
Transenergia Renovável S.A. (Transenergia)	153,390	128,418
Retiro Baixo Energética S.A. (Retiro Baixo)	127,229	121,774
Brasnorte Transmissora de Energia S.A.	127,338	120,873
Chapada Piauí I Holding S.A.	104,060	109,497
Empresa de Energia São Manoel	418,460	103,314
Paranaíba	147,656	100,726
Eólica Serra das Vacas Holding S.A.	94,614	97,374
Transmissora Matogrossense de Energia S.A.	106,480	97,154
Triângulo Mineiro Transmissora	128,765	82,555
Transmissora Sul Litorânea de Energia S.A.	140,280	134,739
Other	1,287,595	1,280,581
	21,851,090	17,906,906
SUBTOTAL	27,070,828	21,175,672
Impairment for losses in investments	(1,897,217)	(489,866)
TOTAL	25,173,611	20,685,806

(*) On July 22 of 2016, the Company sold all of its shares in Centrales Hidrelectricas de Centroamerica (“CHC”), corresponding to 50% of the capital in the subsidiary.

	12/31/2016	12/31/2015
Investments recongized at fair value

AES Tietê	437,197	437,532
Coelce	251,938	196,429
Energisa S.A.	148,661	124,104
Cesp	129,096	87,023
Celpa	48,895	42,379
Celesc	65,920	41,513
CELPE	21,688	28,859
COPEL	29,207	24,492
CGEEP	15,895	17,662
CEB	8,305	6,130
AES Eletropaulo	23,660	17,603
Energias do Brasil	26,229	17,888
CPFL Energia	45,431	25,861
Other	105,801	109,785
	1,357,923	1,177,260

15.1 — Impairment losses on investments

	12/31/2016	12/31/2015
INAMBARI	101	115
CHC	—	98,513
ESBR Participações S.A.	—	15,500
Madeira Energia S.A.	93,932	97,010
Teles Pires Participações	325,388	230,823
Empresa de Energia São Manoel	71,916	47,905
Belo Monte Transmissora de Energia	362,939	—
Companhia Energética Sinop	324,250	—
Norte Brasil Transmissora S.A.	323,202	—
Manaus Transmissora de Energia S.A.	334,580	—
Other	60,909	—
	1,897,217	489,866

15.2 Change of investments

The movement of the most relevant investments of the company is indicated below:

Subsidiaries and associated companies	Balance on 12/31/2015	Capital contribution/Withdrawal	Other Comprehensive Income	AFAC Capitalization	Capital Gain/Loss	Dividends and Interest on Equity	Equity method	Disposal*	Balance on 12/31/2016
CHANGE IN INVESTMENTS
Mangue Seco II	16,889	—	—	—	—	(191)	1,236	—	17,934
CHC*	98,513	—	(8,713)	—	—	—	(1,969)	(87,831)	—
Norte Energia (Belo Monte)	3,378,325	1,399,201	—	600,000	—	—	(18,665)	—	5,358,861
Inambari	115	—	—	—	—	—	(14)	—	101
CEEE-GT	448,274	—	(73,004)	—	—	—	301,062	—	676,332
EMAE	307,195	—	(31,068)	—	—	3,211	13,017	—	292,355
CTEEP	942,732	1,116	—	56,854	(22,888)	(89,171)	1,704,057	—	2,592,701
CEMAR	653,419	—	—	—	—	(57,661)	134,130	—	729,888
Lajeado Energia	219,173	(1)	—	—	—	(59,291)	58,381	—	218,262
CEB Lajeado	80,353	—	(2)	—	—	(21,501)	14,139	—	72,989
Paulista Lajeado	23,507	—	—	—	—	(1,739)	4,375	—	26,143
Rouar	111,775	—	(18,751)	—	—	—	4,133	—	97,157
Energisa MT	385,318	—	(1,146)	—	(17,536)	(4,555)	32,694	—	394,774
Madeira Energia S.A. (MESA)	2,896,068	152,100	—	—	(304,200)	—	(240,708)	—	2,503,260
ESBR Participações S.A.	2,807,626	—	—	—	—	—	524,297	—	3,331,923
Interligação Elétrica do Madeira S.A.	912,098	—	—	—	—	(31,069)	209,078	—	1,090,107
Norte Brasil Transmissora de Energia S.A.	887,528	—	—	—	—	—	88,358	—	975,886
Manaus Transmissora de Energia S.A.	621,873	—	—	—	—	(3,885)	32,973	—	650,961
Enerpeixe S.A.	561,282	—	—	—	(140,000)	(96,630)	50,522	—	375,174
Teles Pires Participações	662,564	196,982	—	—	—	—	(59,620)	—	799,926
Chapecoense Geração S.A. (Chapecoense)	415,501	—	—	—	—	(24,625)	102,679	—	493,555
Belo Monte Transmissora de Energia	391,058	667,869	—	—	—	—	10,432	—	1,069,359
Interligação Elétrica Garanhuns S.A.	318,972	735	—	—	—	(4,111)	44,476	—	360,072
Mata de Santa Genebra	30,336	207,084	—	—	—	—	(6,735)	—	230,685
Energética Águas da Pedra S.A.	208,795	—	—	—	—	(47,313)	54,812	—	216,294
Goiás Transmissão S.A.	190,245	—	—	—	—	—	(19,932)	—	170,313
Empresa de Energia São Manoel	103,314	418,987	—	—	—	—	(103,841)	—	418,460
Companhia Energética Sinop S.A.	179,052	127,489	—	127,488	—	—	(3,278)	—	430,751
STN - Sistema de Transmissão Nordeste S.A.	176,941	—	—	—	—	(50,837)	76,794	—	202,898
Integração Transmissora de Energia S.A.	175,572	—	—	—	—	(6,263)	31,724	—	201,033
Transnorte Energia S.A.	148,373	—	—	—	—	—	375	—	148,748
Chapada Piauí II Holding S.A.	142,187	—	—	—	—	—	(24,486)	—	117,701
MGE Transmissão S.A.	136,755	—	—	—	—	—	(25,411)	—	111,344
Transmissora Sul Brasileira de Energia S.A.	270,252	—	—	—	—	—	7,222	—	277,474
Transenergia Renovável S.A. (Transenergia)	128,418	—	—	—	—	(4,703)	29,675	—	153,390
Retiro Baixo Energética S.A. (Retiro Baixo)	121,774	—	—	—	—	(2,107)	7,562	—	127,229
Brasnorte Transmissora de Energia S.A.	120,873	—	—	—	—	(4,225)	10,690	—	127,338
Chapada Piauí I Holding S.A.	109,497	—	—	14,040	—	—	(19,477)	—	104,060
Paranaíba	100,726	24,441	—	12,250	—	—	10,239	—	147,656
Eólica Serra das Vacas Holding S.A.	97,374	—	—	4,551	—	—	(7,311)	—	94,614
Transmissora Matogrossense de Energia S.A.	97,154	—	—	—	—	—	9,326	—	106,480
Triângulo Mineiro Transmissora	82,555	29,253	—	—	—	—	16,957	—	128,765
Transmissora Sul Litorânea de Energia S.A.	134,739	—	—	—	—	—	5,541	—	140,280
Other	1,280,582	20,689	19,903	24,386	(55,474)	(49,731)	47,240	—	1,287,595
TOTAL INVESTMENTS	21,175,672	3,245,945	(112,781)	839,569	(540,098)	(556,397)	3,106,749	(87,831)	27,070,828

Subsidiaries and associated companies	Balance on 12/31/2014	Capital investment/Write off	Other comprehensive income	AFAC Capitalization	Capital Gain / Loss	Dividends and interest on equity	Others	Equity method	Balance on 12/31/2015
CHANGE OF INVESTMENTS
EÓLICA MANGUE SECO	16,726	—	—	—	—	—	—	163	16,889
CHC	79,081	—	33,187	—	—	—	—	(13,753)	98,514
NORTE ENERGIA (BELO MONTE)	2,585,114	245,249	—	245,249	326,671	—	—	(23,958)	3,378,325
INAMBARI	164	—	1	—	—	—	—	(50)	115
CEEE-GT	449,336	—	(16,795)	—	—	—	1,560	14,173	448,274
EMAE	275,214	—	9,271	—	—	(1,416)	—	24,126	307,195
CTEEP	946,187	—	(949)	—	—	(120,648)	—	118,142	942,732
CEMAR	554,817	—	—	—	—	(23,176)	—	121,778	653,419
REDE LAJEADO	206,282	—	39	—	—	(24,162)	—	37,014	219,173
CEB LAJEADO	71,723	—	11	—	—	(8,966)	—	17,586	80,353
CEEE-D	7,476	—	2,956	—	—	—	—	(10,432)	—
PAULISTA LAJEADO	18,119	—	—	—	—	925	—	4,463	23,507
ROUAR	70,044	—	34,202	—	—	—	—	7,529	111,775
ENERGISA MT	376,031	—	587	—	—	(4,218)	—	12,918	385,318
ESBR Participações S.A.	2,907,364	180,000	—	—	—	—	—	(279,738)	2,807,626
Empresa de Energia São Manoel	(594)	105,667	—	—	—	—	—	(1,759)	103,314
Madeira Energia S.A.	2,724,068	164,970	—	—	—	—	—	7,030	2,896,068
Norte Brasil Transmissora de Energia S.A.	842,103	—	—	—	—	—	—	45,425	887,528
Interligação Elétrica do Madeira S.A.	822,342	—	—	—	—	(27,991)	—	117,747	912,098
Enerpeixe S.A.	555,860	—	—	—	—	(62,685)	—	68,107	561,282
Belo Monte Transmissora de Energia	12,081	194,040	—	—	194,040	—	—	(9,103)	391,058
Paranaíba Transmissora de Energia S.A.	67,383	29,400	—	—	—	—	—	3,943	100,726
Transnorte Energia S.A.	51,656	—	—	—	106,330	—	—	(9,613)	148,373
Manaus Transmissora de Energia S.A.	547,784	17,420	—	—	26,800	(50)	—	29,919	621,873
Teles Pires Participações	496,425	252,278	—	—	—	—	—	(86,139)	662,564
Chapecoense Generation S.A.	364,522	—	—	—	—	(22,288)	—	73,267	415,501
Transmissora Sul Brasileira de Energia S.A.	275,960	16,000	—	—	—	2,660	—	(24,368)	270,252
Energética Águas da Pedra S.A.	184,632	2,450	—	—	2,450	(3,455)	—	22,718	208,795
Interligação Elétrica Garanhuns S.A.	181,526	116,865	—	—	—	(5,780)	—	26,361	318,972
Companhia Energética SINOP S.A.	177,772	—	—	—	—	—	—	1,280	179,052
Integração Transmissora de Energia S.A.	169,450	—	—	—	—	(19,575)	—	25,697	175,572
STN - Sistema de Transmissão Nordeste S.A.	163,434	—	—	—	—	(31,968)	—	45,475	176,941
Santa Vitória do Palmar Holding S.A.	157,627	—	—	—	—	1,163	—	(108,567)	50,223
Transmissora Sul Litorânea de Energia S.A.	139,719	—	—	—	—	—	—	(4,980)	134,739
GOIÁS TRANSMISSÃO S.A.	138,436	—	—	—	—	(14,757)	—	66,566	190,245
MGE TRANSMISSÃO S.A.	118,953	—	—	1,960	—	(4,634)	—	20,476	136,755
Brasnorte Transmissora de Energia S.A.	115,568	—	—	—	—	(4,067)	—	9,372	120,873
Retiro Baixo Energia S.A.	111,906	—	—	2,695	—	—	—	7,173	121,774
Transenergia Renovável S.A.	96,813	—	—	—	—	(7,172)	—	38,777	128,418
VAMCRUZ PARTICIPAÇÕES S.A.	—	392	72,995	—	—	(523)	—	504	73,368
BAGUARI ENERGIA S.A.	85,815	—	—	—	—	(9,320)	—	6,226	82,721
Transmissora Matogrossense de Energia S.A.	85,368	—	—	—	—	(1,531)	—	13,317	97,154
Transenergia São Paulo S.A.	83,116	—	—	1,960	—	—	—	6,065	91,141
Others	1,275,443	257,946	62,431	60,391	106,470	574,834	(766,887)	(125,551)	1,445,077
TOTAL INVESTMENTS	18,608,846	1,582,677	197,936	312,255	762,761	181,199	(765,327)	295,326	21,175,672

(*) On July 22 of 2016, the Company sold all of its shares in Centrales Hidrelectricas de Centroamerica (“CHC”), corresponding to 50% of the invested company capital.

Subsidiaries and associated companies	Balance on 12/31/2013	Capital investment/Write off	Other comprehensive income	Capital Gain / Loss	Dividends and interest on equity	Equity method	Balance on 12/31/2014
CHANGE OF INVESTMENTS
ITAIPU BINACIONAL	117,130	—	15,680	—	—	—	132,810
EÓLICA MANGUE SECO	17,058	—	—	—	—	(332)	16,726
CHC	29,119	49,613	5,866	—	—	(5,517)	79,081
NORTE ENERGIA (BELO MONTE)	2,104,536	682,227	—	—	—	(201,649)	2,585,114
INAMBARI	9,148	—	—	—	—	(8,984)	164
CEEE-GT	544,711	—	(4,067)	—	—	(91,308)	449,336
EMAE	153,960	—	(28,446)	—	(1,730)	151,430	275,214
CTEEP	931,580	83,106	—	(30,005)	(91,996)	53,502	946,187
CEMAR	463,394	—	—	—	(20,865)	112,288	554,817
REDE LAJEADO	232,907	—	50	—	(40,305)	13,630	206,282
CEB LAJEADO	83,644	—	14	—	(19,354)	7,419	71,723
CEEE-D	146,649	—	5,945	—	—	(145,118)	7,476
PAULISTA LAJEADO	27,669	—	—	—	(6,454)	(3,096)	18,119
ROUAR	18,427	34,392	9,985	—	—	7,240	70,044
CEMAT	334,294	—	2,255	18,852	(4,861)	25,491	376,031
ESBR PARTICIPAÇÕES S.A.	2,752,140	618,000	(1,200)	—	—	(461,576)	2,907,364
MADEIRA ENERGIA S.A.	2,506,082	1,079,130	—	—	—	(861,144)	2,724,068
NORTE BRASIL TRANSMISSORA DE ENERGIA S.A.	462,170	386,245	—	—	—	(5,857)	842,558
INTERLIGAÇÃO ELÉTRICA DO MADEIRA S.A.	685,927	80,850	—	—	(7,362)	62,927	822,342
ENERPEIXE S.A.	525,379	—	—	—	(26,058)	56,539	555,860
MANAUS TRANSMISSORA DE ENERGIA S.A.	525,558	—	—	—	—	22,226	547,784
TELES PIRES PARTICIPAÇÕES S.A.	525,582	—	—	—	—	(29,157)	496,425
CHAPECOENSE GENERATION S.A.	345,388	—	—	—	(9,512)	28,646	364,522
TRANSMISSORA SUL BRASILEIRA DE ENERGIA S.A.	167,403	98,400	—	—	(1,220)	11,377	275,960
ENERGÉTICA ÁGUAS DA PEDRA S.A.	189,062	—	—	—	(12,838)	8,408	184,632
INTERLIGAÇÃO ELÉTRICA GARANHUNS S.A.	98,659	66,150	—	—	—	16,717	181,526
COMPANHIA ENERGÉTICA SINOP S.A.	—	182,591	—	—	—	(4,819)	177,772
INTEGRAÇÃO TRANSMISSORA DE ENERGIA S.A.	160,151	—	—	—	(13,091)	22,390	169,450
STN - SISTEMA DE TRANSMISSÃO NORDESTE S.A.	195,154	—	—	—	(77,734)	46,014	163,434
SANTA VITÓRIA DO PALMAR HOLDING S.A.	185,970	(29,400)	—	—	(1,163)	2,220	157,627
TRANSMISSORA SUL LITORÂNEA DE ENERGIA S.A.	16,901	125,455	—	—	—	(2,637)	139,719
GOIÁS TRANSMISSÃO S.A.	131,579	—	7,350	—	—	(493)	138,436
MGE TRANSMISSÃO S.A.	106,371	—	28,616	—	(6,812)	(9,222)	118,953
BRASNORTE TRANSMISSORA DE ENERGIA S.A.	105,921	—	—	—	—	9,647	115,568
RETIRO BAIXO ENERGIA S.A.	113,181	—	—	—	—	(1,275)	111,906
TRANSENERGIA RENOVÁVEL S.A.	78,241	—	—	—	(5,744)	24,316	96,813
PARANAÍBA TRANSMISSORA DE ENERGIA S.A.	17,801	47,285	—	—	—	2,297	67,383
BAGUARI ENERGIA S.A.	92,437	—	(315)	—	(5,457)	(850)	85,815
TRANSMISSORA MATOGROSSENSE DE ENERGIA S.A.	75,656	—	—	—	(1,470)	11,182	85,368
TRANSENERGIA SÃO PAULO S.A.	49,632	—	—	—	(10,493)	43,977	83,116
OTHERS	989,998	621,071	(7,697)	8	(38,877)	(359,182)	1,205,321
TOTAL INVESTMENTS	16,316,569	4,125,115	34,036	(11,145)	(403,396)	(1,452,333)	18,608,846

15.3 Information of the market value of invested companies

Publicly Traded	Accounting		Market Value(*)
Companies	Method	Share	12/31/2016	12/31/2015

CTEEP	Equity method	36.05%	3,744,704	2,589,826
CEMAR	Equity method	33.55%	1,363,366	989,887
AES Tiete	Market value	7.94%	437,197	437,532
ENERGISA MT	Equity method	22.01%	397,129	335,109
COELCE	Market value	7.06%	251,938	196,429
ENERGISA S.A.	Market value	2.31%	148,661	116,497
CESP	Market value	2.05%	129,096	87,023
CEEE-GT	Equity method	32.59%	259,193	76,904
CEEE-D	Equity method	32.59%	93,076	65,302
EMAE	Equity method	40.44%	123,692	60,404
CELPA	Market value	0.99%	48,895	42,379
CELESC	Market value	10.75%	65,920	41,513
AES Eletropaulo	Market value	1.25%	23,660	32,098
CPFL Energia	Market value	0.18%	45,431	25,861
CELPE	Market value	1.56%	21,688	28,859
COPEL	Market value	0.56%	29,207	24,492
Energias do Brasil	Market value	0.31%	26,229	20,357
CGEEP - DUKE	Market value	0.47%	15,895	17,662
CEB	Market value	2.10%	8,305	6,130
CELGPAR	Market value	0.07%	207	92

(*) Based on price of shares in the database.

15.4 Summary of the information of the jointly controlled and associated  projects

I - Assets and Liabilities

12/31/2016
ASSETS							LIABILITIES
		Current		Noncurrent			Current		Noncurrent
Joint Ventures and Associated Companies	Interest	Cash and cash equivalents	Other assets	Financial assets, intangible assets, and PP&E	Other assets	Total Assets	Loans and financing	Other liabilities	Loans and financing	Other liabilities	Net Equity	Total Liabilities
Norte Energia S.A.	49.98%	205,796	577,981	36,345,981	409,376	37,539,134	630,932	989,348	24,984,318	435,958	10,498,578	37,539,134
Madeira Energia S.A. (MESA)	39.00%	57,974	570,886	22,440,401	2,007,822	25,077,083	602,359	1,891,836	14,465,955	1,698,316	6,418,617	25,077,083
ESBR Participações S.A.	40.00%	74,219	560,964	22,175,679	886,818	23,697,680	340,189	906,710	10,904,779	3,216,193	8,329,809	23,697,680
Teles Pires Participações	49.44%	27,907	143,105	5,145,968	441,642	5,758,622	357,288	196,203	3,175,138	412,000	1,617,993	5,758,622
Interligação Elétrica do Madeira S.A.	49.00%	188,838	536,105	4,948,367	75,684	5,748,994	199,759	188,943	1,660,706	1,394,465	2,305,121	5,748,994
Belo Monte Transmissora	49.00%	216,126	11,936	4,012,330	—	4,240,392	1,730,241	297,513	—	82,518	2,130,120	4,240,392
Norte Brasil Transmissora de Energia S.A.	49.00%	52,759	302,936	3,704,987	—	4,060,682	81,504	162,467	1,133,913	691,192	1,991,606	4,060,682
Chapecoense Geração S.A. (Chapecoense)	40.00%	280,082	297,214	2,895,327	185,466	3,658,089	137,753	253,650	1,292,239	732,750	1,241,697	3,658,089
Manaus Transmissora de Energia S.A.	49.50%	38,909	171,939	42,199	2,607,266	2,860,313	73,426	168,352	741,918	556,510	1,320,107	2,860,313
Empresa de Energia São Manoel	33.33%	38,221	510	2,383,308	259,447	2,681,486	3,928	64,665	1,014,509	342,992	1,255,392	2,681,486
Serra do Facão Energia S.A.	49.47%	31,248	44,680	1,950,905	149,492	2,176,325	46,135	181,816	366,117	1,534,414	47,843	2,176,325
Enerpeixe S.A.	40.00%	81,402	54,031	1,571,686	55,652	1,762,771	2,299	212,062	348,332	262,143	937,935	1,762,771
Companhia Energética SINOP S.A.	49.00%	119,037	5,742	1,377,142	5,449	1,507,370	—	66,050	540,128	21,153	880,039	1,507,370
Interligação Elétrica Garanhuns S.A.	49.00%	23,631	95,674	1,190,415	26,622	1,336,342	33,209	69,845	282,910	215,537	734,841	1,336,342
Chapada Piauí I Holding S.A.	49.00%	27,445	18,502	883,960	392,127	1,322,034	34,224	159,296	462,236	470,946	195,332	1,322,034
Chapada Piauí II Holding S.A.	49.00%	15,640	20,228	788,559	492,512	1,316,939	22,354	19,646	559,680	549,622	165,637	1,316,939
Paranaíba	24.50%	6,107	20,870	1,228,931	42,042	1,297,950	45,624	8,235	564,667	76,745	602,679	1,297,950
Santa Vitória do Palmar	49.00%	8,830	15,903	1,071,713	31,878	1,128,324	23,903	47,291	719,797	159,335	177,998	1,128,324
TSLE	51.00%	6,208	52,774	2,389	915,427	976,798	37,231	54,633	417,621	192,255	275,058	976,798
Mata de Santa Genebra	49.90%	13,567	11,326	859,203	36,111	920,207	481,894	25,772	—	30,246	382,295	920,207
Energética Águas da Pedra S.A.	49.00%	49,380	52,713	733,188	30,765	866,046	34,944	79,854	311,061	13,046	427,141	866,046
STN - Sistema de Transmissão Nordeste S.A.	49.00%	15,357	207,636	527,763	14,959	765,715	20,327	63,515	122,497	145,298	414,078	765,715
TSBE	80.00%	23,295	28,669	57	644,361	696,382	25,153	8,796	308,860	6,730	346,843	696,382
Goiás Transmissão S.A.	49.00%	10,190	5,900	632,207	9,794	658,091	16,787	42,929	196,031	54,767	347,577	658,091
Integração Transmissora de Energia S.A.	49.00%	35,157	121,899	460,389	11,739	629,184	31,514	19,563	90,735	88,147	399,225	629,184
Chuí	49.00%	29,813	13,843	552,147	15,780	611,583	24,094	28,560	324,800	448,533	(214,404)	611,583
Vamcruz I Participações S.A.	0.00%	59,333	21,630	502,591	—	583,554	18,784	11,065	241,956	123,069	188,680	583,554
Eólica Serra das Vacas Holding S.A.	0.00%	12,695	7,599	511,454	—	531,748	16,069	60,117	224,145	53,972	177,445	531,748
Triângulo Mineiro Transmissora	49.00%	615	904	496,575	4,853	502,947	17,942	9,651	138,349	79,219	257,786	502,947
Transenergia Renovável S.A. (Transenergia)	49.00%	15,542	7,127	469,052	4	491,725	12,089	27,037	106,116	33,443	313,040	491,725
Retiro Baixo Energética S.A. (Retiro Baixo)	49.00%	19,222	10,998	363,575	13,073	406,868	13,418	11,325	107,348	11,097	263,680	406,868
CTEEP	36.05%	4,524	1,675,820	67,300	12,168,997	13,916,641	71,679	526,292	432,472	5,514,529	7,371,669	13,916,641
Lajeado Energia	47.07%	184,658	102,337	1,643,236	108,816	2,039,047	11,228	312,652	76,219	370,633	1,268,315	2,039,047

I — Assets and Liabilities

12/31/2015
ASSETS							LIABILITIES
		Current		Noncurrent			Current		Noncurrent
Joint Ventures and Associated Companies	Interest	Cash and cash equivalents	Other assets	Financial assets, intangible assets, and PP&E	Other assets	Total Assets	Loans and financing	Other liabilities	Loans and financing	Other liabilities	Net Equity	Total Liabilities
Belo Monte Transmissora de Energia	49.00%	332,604	4,199	920,165	—	1,256,968	453,882	46,277	—	8,733	748,076	1,256,968
Brasnorte Transmissora de Energia S.A.	49.71%	16,467	24,149	279,599	—	320,215	11,280	13,838	—	51,941	243,156	320,215
Chapecoense Geração S.A.	40.00%	176,308	180,185	3,075,967	162,724	3,595,184	136,322	311,290	1,404,553	704,268	1,038,751	3,595,184
Companhia Energética Sinop	49.00%	53,385	3,445	844,733	2,491	904,054	328,022	56,012	—	19,609	500,411	904,054
Energética Águas da Pedra S.A.	49.00%	61,765	39,300	753,115	17,353	871,533	34,917	54,031	339,843	12,178	430,564	871,533
Enerpeixe S.A.	40.00%	82,946	76,736	1,596,186	50,194	1,806,062	—	172,744	—	230,114	1,403,204	1,806,062
ESBR Participações	40.00%	—	908,570	21,685,558	1,655,056	24,249,184	—	1,422,013	11,299,857	4,508,251	7,019,063	24,249,184
Interligação Elétrica do Madeira S.A.	49.00%	41,833	646,081	4,149,365	—	4,837,279	197,250	151,399	2,215,079	546,746	1,726,805	4,837,279
Interligação Elétrica Garanhuns S.A.	49.00%	—	33,485	1,114,685	16,723	1,164,893	—	—	339,848	174,081	650,964	1,164,893
Intesa - Integração Transmissora de Energia S.A.	49.00%	36,235	112,742	496,085	—	645,062	31,182	9,001	120,166	93,573	391,140	645,062
Madeira Energia S.A.	39.00%	299,963	1,308,256	22,180,387	1,182,376	24,970,982	450,779	1,700,678	14,061,238	1,507,190	7,251,097	24,970,982
Manaus Transmissora de Energia S.A.	49.50%	32,198	188,813	2,376,236	9,351	2,606,598	69,707	272,606	786,943	310,270	1,167,072	2,606,598
Norte Brasil Transmissora de Energia S.A.	49.00%	51,937	265,098	3,425,883	—	3,742,918	78,941	263,100	1,171,337	426,938	1,802,602	3,742,918
Norte Energia S.A.	49.98%	489,804	442,450	29,964,727	271,620	31,168,601	—	719,033	23,280,595	229,708	6,939,265	31,168,601
Santa Vitória do Palmar	49.00%	—	31,227	1,004,762	22,957	1,058,946	—	182,126	749,633	24,692	102,495	1,058,946
Serra do Facão Energia S.A.	49.47%	31	52,441	2,044,386	99,362	2,196,220	41,126	163,051	401,137	1,499,884	91,022	2,196,220
STN - Sistema de Transmissão Nordeste S.A.	49.00%	—	60,313	699,181	3,866	763,360	—	—	162,093	240,162	361,105	763,360
Teles Pires Participações	49.40%	130,877	98,058	4,886,124	236,137	5,351,196	191,893	293,229	3,392,921	80,097	1,393,056	5,351,196
TSBE	80.00%	—	46,675	659,575	—	706,250	—	30,639	337,796	—	337,815	706,250
TSLE	51.00%	—	49,433	914,407	—	963,840	—	91,522	495,271	112,850	264,197	963,840
Chapada do Piauí I Holding S.A.	49.00%	—	51,418	809,359	132	860,909	—	—	523,242	160,933	176,734	860,909
Chapada do Piauí II Holding S.A.	49.00%	—	85,298	864,913	—	950,211	—	—	512,068	189,113	249,030	950,211
Chuí Holding S.A.	49.00%	—	65,150	609,778	12,747	687,675	—	57,429	373,979	413,628	(157,361)	687,675
Companhia Energética do Maranhão (CEMAR)	33.55%	310,893	1,963,260	2,573,627	271,559	5,119,339	253,910	711,799	1,997,641	207,715	1,948,274	5,119,339
Lajeado Energia	40.07%	161,062	92,153	48	1,445,794	1,699,057	6,483	243,394	448,216	2,616	998,348	1,699,057
CTEEP	35.37%	3,120	580,539	45,812	6,217,757	6,847,228	213,312	155,268	665,649	476,794	5,336,205	6,847,228
CEEE-GT	32.59%	38,171	454,210	555,108	1,871,335	2,918,824	29,247	298,881	282,253	826,489	1,481,954	2,918,824
Energisa MT	27.52%	192,754	1,198,769	1,909,436	1,365,792	4,666,751	170,545	918,080	1,297,616	930,884	1,349,626	4,666,751
CEEE-D	32.59%	73,961	801,912	2,165,618	274,473	3,315,964	4,954	1,346,254	474,965	1,973,387	(483,596)	3,315,964

Other		1,137,504	994,618	10,606,468	1,661,908	14,400,498	1,128,125	1,838,403	3,176,337	1,836,613	6,421,018	14,400,498

II — Income

12/31/2016
Joint Ventures and Associated Companies	Net operating revenue	Financial revenue	Financial expenses	Income taxes	Net profits (losses)	Depreciation and amortization
Norte Energia S.A.	654,543	25,268	(175,959)	18,640	(76,967)	(88,813)
Madeira Energia S.A. (MESA)	2,802,554	146,200	(1,551,719)	(23,636)	(617,200)	(674,767)
ESBR Participações S.A.	2,386,172	73,078	(1,134,269)	(722,295)	1,310,746	(663,663)
Teles Pires Participações	713,680	36,607	(321,778)	87,812	(121,799)	(181,471)
Interligação Elétrica do Madeira S.A.	830,043	28,693	(233,143)	(173,345)	404,887	(5,065)
Belo Monte Transmissora	—	233,318	(136,430)	(70,868)	17,748	(144)
Norte Brasil Transmissora de Energia S.A.	461,368	10,771	(131,351)	(143,807)	161,966	(1,157)
Chapecoense Geração S.A. (Chapecoense)	799,516	43,111	(246,887)	(122,060)	242,143	(86,449)
Manaus Transmissora de Energia S.A.	266,126	—	—	(52,455)	83,876	(853)
Empresa de Energia São Manoel	—	19,705	(20,069)	160,159	(310,897)	—
Serra do Facão Energia S.A.	282,673	4,402	(210,833)	28,620	(43,176)	(100,578)
Enerpeixe S.A.	309,696	6,446	(47,824)	(4,223)	126,307	(50,171)
Companhia Energética SINOP S.A.	—	—	—	2,958	(5,735)	(6,387)
Interligação Elétrica Garanhuns S.A.	230,909	5,310	(29,010)	(60,567)	90,768	(53)
Chapada Piauí I Holding S.A.	112,103	2,089	(98,497)	(4,129)	(39,749)	(30,785)
Chapada Piauí II Holding S.A.	98,876	2,646	(94,495)	(3,695)	(49,971)	(28,621)
Paranaíba	141,956	3,456	(57,397)	(21,544)	41,792	(19,456)
Santa Vitória do Palmar	101,857	4,216	(68,349)	(4,139)	75,503	(51,020)
TSLE	103,330	3,222	(68,980)	(18,041)	10,861	(52)
Mata de Santa Genebra	69,788	13,358	(86,721)	3,365	(6,403)	(35)
Energética Águas da Pedra S.A.	220,698	—	—	(20,038)	107,265	(25,950)
STN - Sistema de Transmissão Nordeste S.A.	160,739	3,001	(29,561)	43,921	156,718	(47)
TSBE	56,552	4,314	(36,988)	(2,809)	9,028	(11)
Goiás Transmissão S.A.	(35,469)	2,754	(19,761)	164	(40,679)	(254)
Integração Transmissora de Energia S.A.	100,314	4,504	(13,971)	(7,035)	61,070	(25)
Chuí	56,486	6,006	(39,276)	(3,279)	(57,043)	(34,658)
Vamcruz I Participações S.A.	65,723	2,988	(23,057)	(2,788)	6,070	(19,058)
Eólica Serra das Vacas Holding S.A.	62,690	(13)	(38,262)	(1,961)	(14,919)	(20,839)
Triângulo Mineiro Transmissora	31,551	79,398	(10,050)	(26,781)	34,605	—
Transenergia Renovável S.A. (Transenergia)	65,994	2,086	(11,966)	(2,931)	60,560	(31)
Retiro Baixo Energética S.A. (Retiro Baixo)	63,181	1,922	(14,802)	(2,680)	17,200	(10,460)
CTEEP	7,789,240	76,684	(186,613)	(2,333,912)	4,764,896	(9,061)
Lajeado Energia	589,060	23,940	(140,539)	(63,690)	177,292	(72,837)

12/31/2015
Joint Ventures and Associated Companies	Net operating revenue	Financial revenue	Financial expenses	Income taxes	Net profits (losses)	Depreciation and amortization

Belo Monte Transmissora de Energia	881,398	55,344	(53,783)	(8,599)	(18,260)	(52)
Brasnorte Transmissora de Energia S.A.	36,641	1,623	(2,473)	(9,035)	20,099	—
Chapecoense Geração S.A.	738,792	32,149	(143,821)	(119,721)	183,166	(34,867)
Companhia Energética Sinop	—	3,362	15,052	2,491	10,119	(179)
Energética Águas da Pedra S.A.	188,908	5,194	(30,325)	(7,187)	37,489	(20,430)
Enerpeixe S.A.	435,627	8,389	(46,278)	(8,150)	170,269	(49,385)
ESBR Participações S.A.	2,412,946	13,446	(686,016)	348,386	(699,349)	(433,313)
Interligação Elétrica Garanhuns S.A.	279,257	3,105	(25,245)	(27,667)	53,798	(26)
Interligação Elétrica do Madeira S.A.	610,279	25,100	(249,207)	(102,072)	240,216	(103)
Intesa - Integração Transmissora de Energia S.A.	92,484	3,701	(13,744)	(13,408)	51,267	—
Madeira Energia S.A.	2,604,869	161,751	(1,128,693)	614,983	18,026	(480,611)
Manaus Transmissora de Energia S.A.	174,519	5,064	(79,158)	(29,656)	52,446	—
Norte Brasil Transmissora de Energia S.A.	340,080	4,357	(138,058)	(63,807)	113,850	—
Norte Energia S.A.	120,653	93,444	(86,679)	23,886	(40,819)	(6,195)
Santa Vitória do Palmar Holding S.A.	94,618	2,061	(88,409)	(3,499)	(227,750)	(46,109)
Serra do Facão Energia S.A.	280,164	3,318	(272,574)	62,402	(135,032)	(43,587)
STN - Sistema de Transmissão Nordeste S.A.	159,741	3,805	(28,589)	(23,234)	92,806	(111)
Teles Pires Participações	354,316	14,978	(184,328)	57,671	(188,695)	(57,283)
Transmissora Sul Brasileira de Energia S.A.	73,863	4,407	(35,495)	(3,442)	(31,964)	(10)
Transmissora Sul Litorânea de Energia S.A.	150,922	2,077	(63,619)	495	(19,026)	—
Chapada do Piauí I Holding S.A.	44,733	265	(44,205)	(1,455)	(19,511)	(12,104)
Chapada do Piauí II Holding S.A.	—	—	(4,590)	—	(4,813)	—
Chuí Holding S.A.	73,031	271	(23,104)	(2,348)	(233,111)	(18,222)
Companhia Energética do Maranhão (CEMAR)	2,738,793	388,912	(368,729)	(79,311)	363,803	(127,052)
Lajeado Energia	489,975	23,351	(67,944)	(26,879)	92,373	(28,767)
CTEEP	1,089,287	121,244	(125,566)	(85,270)	504,430	(7,776)
CEEE-GT	671,279	247,884	(195,384)	66,419	84,947	(26,445)
Energisa MT	3,483,404	255,036	(378,233)	(24,433)	45,246	(118,601)
CEEE-D	3,376,936	460,746	(532,921)	40,766	(514,244)	(58,633)

15.4.1 — Information of consolidated subsidiaries — Distribution Companies:

(a)  Celg Distribuição — CELG-D - On September 26, 2014, the Company acquired 51% of the ordinary stock of CELG D, becoming the parent company of CELG D (see Note 43). CELG D is a privately held corporation, and holds concession for delivery of electricity; it was established on March 23, 2007. Eletrobras holds 51% of the capital stock, and CELGPAR holds 49%.

Celg-D holds concessions for electricity distribution in 237 municipalities, 391 districts and towns in the State of Goiás, with 2,826,562 consumers, covering an area of 336,871 km²*, governed by Concession Agreement No. 63 of August 25, 2000, entered into by and between ANEEL, CELG D, and the then majority shareholder.

Celg-D had its concession extended as per the signing on December 29 of 2015, of the fifth amendment to concession agreement no. 63/2000 — ANEEL, see Note 2.1.

On December 31 of 2015, the Company classified the subsidiary in question as an asset held for sale, since the Company was committed to disposing of shareholding control over said subsidiary, which was realized in the Privatization auction that occurred on November 30 of 2016. On February 14 of 2017, the contract to buy and sell CELG D shares was signed between Eletrobras, Companhia Celg de Participações (CELGPAR), and ENEL BRASIL S/A, as per the established schedule. For more detail, see Note 42.

(*) Information not audited by the independent auditors.

15.4.2 — Information of consolidated subsidiaries — Generation and Transmission Companies:

(a)  Eletrosul Centrais Elétricas S.A. - its main purpose is transmission and generation of electricity directly or through holdings in Specific Purpose Companies. The Company performs studies, projects, construction, operation, and maintenance of facilities for electricity transmission and generation systems, such activities which are regulated.

(b)  Companhia Hidro Elétrica do São Francisco (CHESF) - electricity utility concessionaire whose purpose is to generate, transmit, and market electricity. Its generation and hydrothermal system predominantly uses hydroelectric plants, which account for 97% of total production. CHESF operations in electricity generation include 13 hydroelectric plants and 1 thermoelectric plant, for a total installed power of 10,613 MW*, and in the transmission activity the system is comprised of 119 substations and 20,313.3 Km* of high voltage lines.

On December 31 of 2015, the processes needed for the effective withdrawal of CTEEP from the shareholding composition of SPE Extremoz Transmissora do Nordeste (ETN S.A.) were concluded with the regulatory agency (ANEEL). As such, the subsidiary Chesf now holds 100% of the interest in Extremoz.

At the end of 2015, Chesf purchased control over SPE Tamanduá Mirim 2 Energia S.A., belonging to Complexo Eólico Pindaí III, by permanent dilution of the interest of the partner Sequoia Cpaital Ltda. in said venture. As such, the subsidiary Chesf now holds control with 83.01% of the interest in this venture.

(c)  Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) - public utility electricity concessionaire, controlled by the Company, with operations primarily in the State of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima, and Tocantins. The operations of the Company with electricity generation include 4 hydroelectric plants, with installed capacity of 8,860.05 MW* and 8 thermoelectric plants, with a capacity of 521.82 MW*, giving an installed capacity of 9,381.87 MW*. Electricity transmission is made using a system comprised of 11,617.12 Km* of transmission lines, 56 substations in the National Interconnected System (SIN), 190.20 Km* of transmission lines, 1 substation in the isolated system, totaling 11,807.32 Km* of transmission lines and 57 substations.

(d)  Furnas Centrais Elétricas S.A. (FURNAS) - this Company subsidiary acts in generation, transmission, and commercialization, predominantly in the region covered by the Federal District and the States of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso, Pará, Tocantins, Rondônia, Rio Grande do Sul, Santa Catarina, Rio Grande do Norte, Ceará, and Bahia, in addition to holding stakes in Specific Purpose Companies. The electricity production system operated by Furnas is comprised of 10 wholly owned hydroelectric plants, 2 in partnership with private enterprise and 8 under the special-purpose company (SPE) regime, with an installed capacity of 16,586.26 MW*, and two thermoelectric plants with 530 MW* of total installed power.

(*) Information not audited by the independent auditors.

15.4.3 — Other Companies

a)                                    Companhia Energética do Maranhão (CEMAR) - electricity utility concessionaire, which plans, constructs, and explores electricity sub-transmission, transformation, distribution, and marketing systems.

The Company holds concessions for electricity distribution in 217 municipalities in the State of Maranhão, under Concession Agreement No. 60 of August 28, 2000, executed with ANEEL, which remains effective through August 2030, and can be extended for another 30-year period.

b)                                    Eletrobras Participações S.A. (Eletropar) - Company subsidiary whose corporate purpose is investment in other companies. On December 15 of 2015, the General Assembly of Creditors of Eletronet S.A., for which Eletropar is agent of Furnas, Chesf and Eletronorte, decided to settle the obligations of Eletronet, and a legal declaration of extingion of obligations and conclusion of bankruptcy was filed, normal activities were resumed and other relevant effects produced.

c)                                     Companhia Estadual de Geração e Transmissão de Energia Elétrica (CEEE-GT) — a publicly traded company whose majority shareholder is the State of Rio Grande do Sul, through the Companhia Estadual de Energia Elétrica Participações (CEEE-Par), which holds 65.92% of the total capital stock. The purpose of the Concessionaire is to explore systems of production and transmission of electricity.

d)                                    Companhia Transmissão de Energia Elétrica Paulista (CTEEP) - a publicly traded company authorized to operate as electricity utility concessionaire, having as its main activities the planning, construction, and operation of electricity transmission systems.

On December 31, 2016, CTEEP determined and recognized in accounting the effects of updating the financial asset of the facilities of the updated so-called Basic Existing Grid System (RBSE), with an impact of R$ 7,318,500 on financial assets, R$ 6,503,600 on net operating revenue (R$ 814,900 for deferred PIS and COFINS), R$ 2,211,200 in the provisions for deferred income tax and social contributions, and R$ 4,292,400 on net profit (impacts on total effects, in the Company these impacts are reflected in the proportion of its shareholding).

e)                                     Centrais Elétricas do Pará S.A. - CELPA — publicly traded company, under equity control of Equatorial Energia S.A. (Equatorial), which operates in the distribution and generation of electricity in the State of Pará, serving consumers in 143 municipalities, pursuant to Concession Agreement 182/1998, signed on July 28, 1998, with period of concessions of 30 years, and expiration on July 28, 2028. In addition to the distribution agreement, CELPA holds Generation Concession Agreement 181/98 for 34 Thermoelectric Plants, 11 which it owns and 23 which belong to third parties, for exploration of electricity generation for a period of 30 years, with expiration on July 28, 2028, renewable for an additional 30-year period. As of December 31, 2016, this subsidiary had net current capital of R$ 950,562 (net current capital of R$ 350,275 on December 31 of 2015), the results determined a net equity of R$ 2,118,012 (R$ 1,844,970 on December 31 of 2015) and accumulated profits of R$ 351,556 (loss of R$ 392,340 on December 31 of 2015).

All debts owed by the subsidiary until the date of filing of its petition for bankruptcy recovery, even those not yet due, with all legal exceptions, must be paid according to the judicial recovery plan approved on September 1, 2012, during a general meetings of creditors.

f)                                      Empresa Metropolitana de Águas e Energia S.A. — EMAE - the concessionaire of a hydroenergy complex located in Alto Tietê, centered on the Henry Borden Hydroelectric Plant. EMAE also has the UHE Rasgão and the UHE Porto Góes, both on the Tietê River. In the Paraíba Valley, municipality of Pindamonhangaba, UHE Isabel is installed, which is currently not operating. On December 31, 2016, this subsidiary had net current capital of R$ 127,875 (R$ 112,812 on December 31 of 2015).

g)                                     Energisa Mato Grosso — Distribuidora de Energia S.A. (Energisa MT) - a publicly traded company under the equity control of Energisa, S.A., acting in the electricity distribution area, in addition to generation using thermal plants to serve isolated systems in its concession area, which covers the State of Mato Grosso, serving consumers in 141 municipalities. Pursuant to Concession Agreement 03/1997, signed on December 11, 1997, the concession term is for 30 years, with expiration on December 11, 2027, renewable for an additional 30-year period. In addition to the distribution agreement, the Company has Generation Concession Agreement 04/1997, for 3 Thermoelectric Plants with their respective associated substations, with expiration on December 10, 2027.

h)                                    Norte Energia S.A. - a specific purpose company, privately held, with the purpose of conducting all activities necessary for installation, operation, maintenance, and exploration of the Belo Monte Hydroelectric Plant (UHE Belo Monte) on the River Xingu, located in the State of Pará, and of the facilities for transmission with interest restricted to the generating plant. The Company holds 49.98% of the capital stock of Norte Energia. This subsidiary has spent significant sums on costs for organization, development and pre-operation, which, according to estimates and projections, should be absorbed by revenue from future operations. The subsidiary will need financial resources from its shareholders and from third parties in significant amounts in order to complete its Hydroelectric Plant. On December 31, 2016, the subsidiary had a negative current net capital of R$ 836,503 (R$ 359,526 on December 31 of 2015).

i)                                        Madeira Energia S.A. — a privately held company, incorporated on August 27, 2007, with the purpose of construction and exploration of the Santo Antonio Hydroelectric Plant located on the River Madeira, municipality of Porto Velho, State of Rondônia, and of its Associated Transmission System. The Company holds 39% of the voting capital of Madeira Energia S.A. (MESA). The subsidiary incurred expenses with the project for construction of the Santo Antonio Hydroelectric Plant, which, according to financial projections prepared by its administration, should be absorbed by revenue from operations.

On December 31, 2016, the subsidiary MESA, in which Furnas holds 39% of the voting capital, had net current liabilities totaling R$  R$ 1,865,335 (R$ 543,238 on December 31 of 2015). In order to correct its negative current capital, the subsidiary enjoys financial contributions from its shareholders. Part of this total reflects a impairment on the part of the expected value of revenue from reimbursable expenditures with the Consórcio Construtor Santo Antônio (CCSA).

This receivable originated from the signing of the 2nd addendum to the Concession Agreement with the ANEEL, based on submission of a timeline for commercial operations by the CCSA, anticipating, for the second time, the launch of operations of the generating units, such commitment being signed then, as part of the Contract for Installation of the Santo Antonio UHE and the “Terms and Conditions”. However, this timeline was not met, meaning that the net result of this calculation generates for MESA a right to compensation with the CCSA.

In order to verify the calculation of this reimbursable expenditure, the CCSA requested application of Clause 31.1.2.1.1 of the EPC Contract, which presents a contractual limit of R$ 122.00/MWh* for transfer of the cost for purchase of energy. In light of this consideration, the MESA Executive Board conducted, during the fiscal year ending on December 31, 2014, additional review, changing its estimate as to the realizable value of the asset (the above-quoted right to reimbursement with the CCSA). As such, for the total value of the reimbursable expenditure of R$ 1,508,567 a impairment was recognized whose value on December 31, 2016 was R$ 678,551, which reflects the expected net value received of R$ 885,086 on December of 2016 (R$ 830,016 on December 31, 2015).

In order to settle questions as to the use of the contract limiter considered in the calculation of part of the net results of early use of the schedule for the power plant to begin commercial operation, established in the 2nd Addendum to the Concession Agreeemnt signed with the National Electrical Energy Agency (“ANEEL”), which originated said impairment, the subsidiary filed with the International Arbitration Chamber of International Commerce (“ICC”), the filing of a process of arbitration with the CCSA, which is confidential, in the terms of ICC Arbitration Regulations. The arbitration tribunal was installed in January of 2017.

By means of another confidential arbitration procedure initiated in 2014 against MESA and with the Market Arbitration Chamber (CAM no. 048/2014), the partners SAAG Investimentos S.A. (SAAG) and Cemig Geração e Transmissão S.A. substantially questioned part of the capital increase approved in MESA destined to the payment of claims from the Consórcio Construtor Santo Antônio (“CCSA”), in the approximate value of R$ 780 million based on the failure to determine the values supposedly owed by the CCSA and prior approval from the Board of Directors, as required by the Bylaws and Shareholder Agreement of MESA, as well as the existence of credits the CCSA owed it, eligible for compensation, in a sum greater than the claims.

The challenge of the portion of the above-mentioned capital increase was based on the absence of determination of the values supposedly owed by the CCSA and prior approval by the Board of Directors, as required by the Bylaws and Shareholder Agreement of MESA, as well as the existence of credits the CCSA owed it, eligible for compensation, in a sum greater than the claims.

Prior to the installation of the arbitration procedure, the arbitration Applicants obtained a preparatory court injunction which suspended the term for these shareholders to exercise the first right of refusal in subscribing to and paying in for their proportional share of the MESA capital increase. Due to the granting of said injunction, all of the effects of the deliberations in relation to the SAAG and Cemig GT and their shareholdings in MESA were also suspended, including in regards to the dilution and penalties established in the MESA Shareholder Agreement.

(*) Information not audited by the independent auditors.

In 2016, the Market Arbitration Chamber recognized in full the right of the Applicants and ordered the annulment of the contested acts.

Given this final abitral determination, FURNAS and the Applicants of Arbitration Procedure CAM no. 048/2014 are analyzing all measures to be taken to implement the decision in favor of the investors.

j)                                       ESBR Participações S.A. (ESBRP) — ESBR Participações S.A. (“ESBRP”), a privately held company, its sole company purpose is investment in the Special Purpose Company (SPE) called Energia Sustentável do Brasil S.A. (“ESBR”), which holds the concessions for use of public good for exploration of the Jirau Hydroelectric Plant, currently being constructed on the Madeira River in the State of Rondônia. The company holds 40% of ESBRP capital. On December 31, 2016, the subsidiary had a negative current net capital of R$ 611,716 (R$ 513,443 on December 31 of 2015), accumulated losses of R$ 801,902 (R$ 2,112,648 on December 31 of 2015), and net equity of R$ 8,329,809 (R$ 7,019,063 on December 31 of 2015).

k)                                    Interligação Elétrica do Madeira S.A. (IEMadeira) - incorporated on December 18, 2008 with the purpose of exploring the concession for public utility electricity transmission, particularly the transmission lines and substations connected to Lots D and F from Tender No. 007/2008 of ANEEL: The Porto Velho - Araraquara transmission line entered into commercial operation on August 1, 2013. The Inverting and Correcting stations entered into commercial operation on May 12, 2014. The company holds 49% of the capital of IE Madeira.

l)                                        Manaus Transmissora de Energia S.A. - is a privately held company, incorporated on April 22, 2008, with the specific purpose of exploring public utility concessions for electricity transmission, provided by way of installation, operation, maintenance, and construction of transmission installations for the Brazilian interconnected electrical system, according to the standards established in legislation and regulations in effect.

The SPE holds concession for construction, operation, and maintenance of transmission lines of 500 kV* Oriximiná/Cariri CD, SE Itacoatiara 500/138 kV*, and SE Cariri 500/230 kV*.

The concession agreement was signed on October 16, 2008 for a period of thirty years; operating activities began in 2013.

The Company holds 49.50% of the capital of Manaus Transmissora de Energia S.A.

m)                                Teles Pires Participações S.A. — the object of this company is investing in Companhia Hidrelétrica Teles for the implementation of the Hidrelétrica Teles Pires power plant. The Company holds 49.44% of the capital of Teles Pires Participações S.A. On December 31, 2016, the subsidiary had a negative working capital of R$ 382,479 (R$ 256,187 on December 31 of 2015) and net assets of R$ 1,167,993 (R$ 1,393,056 on December 31 of 2015).

(*) Information not audited by the independent auditors.

n)                                    Mata de Santa Genebra Transmissora S.A. — a special purpose, closed capital company, its purpose is to perform all activities necessary to the implementation, operation, maintenance and exploration of the Mata de Santa Genebra Transmission System, composed of three transmission lines that cross cities in the states of São Paulo and Paraná. The Company holds 49.9% of Mata de Santa Genebra Transmissora S.A. On December 31, 2016, the subsidiary had a negative working capital of R$ 482,773, and net assets of R$ 382,295.

o)                                    Belo Monte Transmissora de Energia SPE S.A. — special purpose company for the purpose of performing all activities necessary to the implementation, operation, maintenance and exploration of the CC Xingu/Estreito Transmission Line and associated facilities that cross cities in the States of Pará, Tocantins, Goiás and Minas Gerais. The Company holds 49% of Belo Monte Transmissora de Energia SPE S.A. On December 31, 2016, the subsidiary had a negative working capital of R$ 1,799,692 (R$ 163,356 on December 31 of 2015), and net assets of R$ 2,130,120 (R$ 748,076 on December 31 of 2015).

p)                                    Companhia Estadual de Distribuição de Energia Elétrica (CEEE-D) — a public corporation whose controlling shareholder is the State of Rio Grande do Sul through Companhia Estadual de Energia Elétrica Participações (CEEE-Par), a company holding 65.92% of its total capital. The object of the Concessionaire is to distribute electricity to 72 cities in Rio Grande do Sul, serving approximately 4 million consumer units. As of December 31, 2016, the subsidiary has a negative working capital of R$ 1,040,749 (R$ 475,335 on December 31 of 2015), the result determined an outstanding liability of R$ 1,236,010 (R$ 483,596 on December 31 of 2015) and accumulated losses of R$ 2,416,289 (R$ 1,889,110 on December 31 of 2015). As such, on December 31, 2016, the investment in this subsidiary is at zero.

q)                                    Amazonas GT — its main activities are the generation and transmission of electricity in the state of Amazonas. On December 31, 2016, the subsidiary has a negative working capital of R$ 307,876 (R$ 517,988 on December 31 of 2015), outstanding liabilities of R$ 158,036 (net equity of R$ 192,667 on December 31 of 2015), and accumulated losses of R$ 593,456 (R$ 243,206 on December 31 of 2015) and depends on financial support from the Company. On July 1 of 2015, the subsidiary was constituted as a company under the control of Amazonas D, due to the deverticalization process of Amazonas Energia (see Note 1).

(*) Information not audited by the independent auditors.

15.6.3 — Companies under Management

a)                                    Companhia de Eletricidade do Amapá - CEA - on November 12, 2012, the Company signed a memorandum of understanding, seeking to participate in the financial restructuring process of the company Companhia de Elextricidade do Amapá.

The Company and the State of Amapá entered into a Shareholders Agreement and a Management Agreement on September 12, 2013, seeking to achieve economic/financial recovery of CEA which, after implementation, offers the option for purchase by the Company of equity control of the recovered company. To this end, the Company assumes executive management of CEA, through its majority representation on the Board of Directors, and through indication of two members of the Executive Board of CEA, which will subsequently be replaced by professionals contracted from the market.

In this process, the State of Amapá obtained financing from the Federal Government, in order to settle debts of CEA with Eletrobras and other providers, in addition to preparing a Contingency Plan that will be forwarded for approval by ANEEL.

b)                                    Companhia Energética de Roraima (CERR) - on November 26, 2012, the Company signed a memorandum of understanding, seeking to participate in the financial restructuring process of the company Companhia Energética de Roraima. This process establishes that the Company may assume control of CERR through acquisition of equity control of the company.

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

In this process, the Government of the State of Roraima obtained financing, in order to settle debts of CERR with Eletrobras and other providers, in addition to preparing a Contingency Plan that will be forwarded for approval by ANEEL.

According to an Order from the Ministry of Mines and Energy (MME), on August 03 of 2016, the Companhia Energética de Roraima (CERR), a company under control of the State of Roraima, had its request for renewal of the concession for electricity distribution services denied, which had been granted it by MME Ordinance 920, of November 5, 2016.

As such, according to Article 9, paragraph one, of Law 12,783/2013, the Ministry of Mines and Energy designated Eletrobras’ subsidiary Boa Vista Energia S.A. (“Boa Vista”) as responsible for providing the public utility of electricity distribution in the area of the CERR concession at the time, in the interior of the state of Roraima, until a new concessionaire assumes in a new tender to be held or until December 31 of 2017, whichever occurs first.

Due to the non-renewal of the concession of Companhia Energética de Roraima (CERR), the shareholder agreement entered into between Eletrobras and the state of Roraima, on September 12 of 2013, for shared administration of CERR, lost its validity, as established in the same instrument.

The obligations contracted by Boa Vista in the temporary provision of the utility will be assumed by the new concessionaire, in the terms of the tender notice to be issued by the Conceding Authority, and it is not up to Eletrobras or Boa Vista, during the period of temporary provision of services, to contribute any fudning to CERR, not even for the maintenance or operation of distribution services.

15.6.4 — Special Purpose Entities

During recent years, Eletrobras’ Companies have formalized investments in partners for projects with private business, where the Company serves as a minority shareholder, while retaining preferential shares. These projects seek to involve the Company in the electricity generation and transmission sector, and their values are reflected under Assets - Investments.

In this same regard, considering the need to expand investment in the Electricity Sector, the companies controlled by the Company hold stakes, also as minority shareholders, with ordinary shares, in various companies with concession to provide electricity services, classified under Assets - Investments. The most significant investments in special purpose companies are the following:

Investments in Joint Ventures and Associated Companies

Name	Purpose	Company	% Equity	Other Shareholders	% Equity	Situation	HQ
Sistema de Transmissão Nordeste - STN	Transmission	Chesf	49.00%	Alusa	51.00%	In Operation	Brazil
Manaus Construtora Ltda.	Construction - Transmission	Chesf	19.50%	Abengoa	50.50%	In Operation	Brazil
		Eletronorte	30.00%
Energia Sustentável do Brasil - ESBR	Generation - UHE Jirau	Chesf	20.00%	GDF Suez Energy Latin America Ltda.	40.00%	In Operation	Brazil
		Eletrosul	20.00%	Mizha Participações S.A.	20.00%
Intesa - Integração Transmissora de Energia	Transmission	Chesf	12.00%	Brasil Energia	51.00%	In Operation	Brazil
		Eletronorte	37.00%
Interligação Elétrica do Madeira S.A.	Transmission	Chesf	24.50%	CTEEP	51.00%	In Operation	Brazil
		Furnas	24.50%
TDG - Transmissora Delmiro Gouveia S.A.	Transmission	Chesf	49.00%	ATP Engenharia Ltda	51.00%	Pre-Operational	Brazil
		Chesf	15.00%	Petros	10.00%
Norte Energia S.A.	Generation - UHE Belo Monte	Eletronorte	19.98%	Other	39.77%	Pre-Operational	Brazil
		Eletrobras	15.00%
				TAESA	52.60%
Empresa Transmissora do Alto Uruguai - ETAU	Transmission	Eletrosul	27.42%	DME Energetica	10.00%	In Operation	Brazil
				CEEE-GT	10.00%
Enerpeixe S.A.	Generation - UHE Peixei Angical	Furnas	40.00%	EDP	60.00%	In Operation	Brazil
Norte Brasil Transmissora de Energia S.A.	Transmission	Eletronorte	49.00%	Abengoa	51.00%	In Operation	Brazil
Fronteira Oeste Transmissora de Energia S.A.	Transmission	Eletrosul	51.00%	CEEE-GT	49.00%	In Operation	Brazil
				Bimetal	26.99%
Amazônia Eletronorte Transmissora de Energia	Transmission	Eletronorte	49.00%	Alubar	10.76%	In Operation	Brazil
				Linear	13.25%
Amapari Energia S.A.	Generation - UTE Serra do Navio	Eletronorte	49.00%	MPX Energia S.A.	51.00%	In Operation	Brazil
Brasnorte Transmissora de Energia S.A.	Transmission	Eletronorte	49.71%	Taesa	38.70%	In Operation	Brazil
				Alusa	41.00%
Companhia Transudeste de Transmissão	Transmission	Furnas	25.00%	Cemig	24.00%	In Operation	Brazil
				EATE	10.00%
				Alusa	41.00%
Companhia Transirapé de Transmissão	Transmission	Furnas	24.50%	Cemig	24.00%	In Operation	Brazil
				EATE	10.00%
Chapecoense	Generation - UHE Foz do Chapecó	Furnas	40.00%	CPFL	51.00%	In Operation	Uruguay
				CEEE-GT	9.00%
Serra do Facão Energia	Generation - UHE Serra do Facão	Furnas	49.47%	Alcoa Alumínio	34.97%	In Operation	Brazil
				DME Energética	10.08%
				Camargo Corrêa	5.48%
Retiro Baixo	Generation - Retiro Baixo	Furnas	49.00%	Orteng	25.50%	In Operation	Brazil
				Arcadis Logos	25.50%
Baguari Energia	Generation - UHE Baguari	Furnas	30.61%	Cemig	69.39%	In Operation	Brazil
Companhia de Transmissão Centroeste de Minas	Transmission	Furnas	49.00%	Cemig	51.00%	In Operation	Brazil
Transenergia Renovável S.A.	Transmission	Furnas	49.00%	GEBRAS Participações Ltda.	51.00%	In Operation	Brazil
Vamcruz I Participações S.A.	Wind Farm Generation	Chesf	49.00%	Other	51.00%	Pre-Operational	Brazil
Complexo Sento Sé I	Generation - EOL Pedra Branca, EOL São Pedro do Lago, EOL Sete Gameleiras	Chesf	49.00%	Brennand Energia	51.00%	In Operation	Brazil
Interligação Elétrica Garanhuns S.A.	Transmission	Chesf	49.00%	CTEEP	51.00%	Pre-Operational	Brazil
Chuí Holding	Generation - Wind Farm	Eletrosul	49.00%	Rio Bravo	51.00%	In Operation	Brazil
Livramento	Generation - Cerro Chato IV, V, VI, Ibirapuitã	Eletrosul	59.00%	Rio Bravo	41.00%	In Operation	Brazil
Santa Vitória do Palmar	Generation - Verace I through X	Eletrosul	49.00%	Rio Bravo	51.00%	In Operation	Brazil
TSBE - Transmissora Sul Brasileira de Energia S/A	Transmission	Eletrosul	80.00%	Copel	20.00%	In Operation	Brazil
TSLE - Transmissora Sul Litorânia de Energia S.A.	Transmission	Eletrosul	51.00%	CEEE-GT	49.00%	In Operation	Brazil
Marumbi Transmissora de Energia S.A.	Transmission	Eletrosul	20.00%	Copel	80.00%	In Operation	Brazil
Costa Oeste Transmissora de Energia	Transmission	Eletrosul	49.00%	Copel	51.00%	In Operation	Brazil
Teles Pires Participações S.A.	Generation - UHE Teles Pires	Eletrosul	24.72%	Neoenergia	50.60%	In Operation	Brazil
		Furnas	24.70%
Transmissora Matogrossense de Energia S.A.	Transmission	Eletronorte	49.00%	Alupar	46.00%	In Operation	Brazil
				Mavi	5.00%
Construtora Integração	Transmission	Eletronorte	49.00%	Abengoa	51.00%	In Operation	Brazil
Transnorte Energia S.A.	Transmission	Eletronorte	49.00%	Alupar	51.00%	Pre-Operational	Brazil
Brasvento Eolo Geradora Energia	Generation - EOL Rei dos Ventos	Eletronorte	24.50%	J. Malucelli	51.00%	In Operation	Brazil
		Furnas	24.50%
Brasventos Miassaba 3 Geradora	Generation - EOL Miassaba 3	Eletronorte	24.50%	J. Malucelli	51.00%	Pre-Operational	Brazil
		Furnas	24.50%
Rei dos Ventos 3 Geradora	Generation - EOL Rei dos Ventos 3	Eletronorte	24.50%	J. Malucelli	51.00%	Pre-Operational	Brazil
		Furnas	24.50%
Luziânia — Niquelândia Transmissora S.A.	Transmission	Furnas	49.00%	State Grid Corporation of China	51.00%	Pre-Operational	Brazil
Caldas Novas Transmissão	Transmission	Furnas	49.90%	Desenvix	22.50%	In Operation	Brazil
				Santa Rita	12.50%
				CEL	12.52%
Goiás Trasnmissão S.A.	Transmission	Furnas	49.00%	Bogotá	51.00%	In Operation	Brazil
Madeira Energia S.A.	Generation - UHE Santo Antônio	Furnas	39.00%	Odebrecht Energia	18.60%	In Operation	Brazil
				SAAG Investimentos S.A.	12.40%
				Cemig	10.00%
				Fundo de Investimento em Participações Amazônia Energia	20.00%
MGE - Transmissão	Transmission	Furnas	49.00%	Gebbras Participações Ltda	51.00%	In Operation	Brazil

Investments in Joint Ventures and Associated Companies

Name	Purpose	Company	% Equity	Other Shareholders	% Equity	Situation	HQ
Triângulo Mineiro Transmissora S.A.	Transmission	Furnas	49.00%	FIP Participações Caixa Milão	51.00%	In Operation	Brazil
Paranaíba Transmissora de Energia S.A.	Transmission	Furnas	24.50%	Copel	24.50%	In Operation	Brazil
				State Grid	51.00%
Central Eólica Famosa I	Generation - Parque Eólico Famosa I	Furnas	49.00%	PF Participações Ltda	51.00%	Pre-Operational	Brazil
Central Eólica Pau Brasil	Generation - Parque Eólico Pau Brasil	Furnas	49.00%	PF Participações Ltda	51.00%	Pre-Operational	Brazil
Central Eólica Rosada	Generation - Parque EOL Rosada	Furnas	49.00%	PF Participações Ltda	51.00%	Pre-Operational	Brazil
Central Eólica de São Paulo	Generation - Parque EOL Rosada	Furnas	49.00%	PF Participações Ltda	51.00%	Pre-Operational	Brazil
Vale do São Bartolomeu	Transmission	Furnas	39.00%	FIP Participações Caixa Milão	51.00%	Pre-Operational	Brazil
				CELG GT	10.00%

Investments in Joint Ventures and Associated Companies

Name	Purpose	Company	% Equity	Other Shareholders	% Equity	Situation	HQ
Punaú I	Generation - EOL Punaú I	Furnas	49.00%	FIP Participações Caixa Milão	50.99%	Pre-Operational	Brazil
				CGE Punaú I	0.01%
Carnaúba I	Generation - EOL Carnaúba I	Furnas	49.00%	FIP Participações Caixa Milão	50.99%	Pre-Operational	Brazil
				CGE Carnaúba I	0.01%
Carnaúba II	Generation - EOL Carnaúba II	Furnas	49.00%	FIP Participações Caixa Milão	50.99%	Pre-Operational	Brazil
				CGE Carnaúba II	0.01%
Carnaúba III	Generation - EOL Carnaúba III	Furnas	49.00%	FIP Participações Caixa Milão	50.99%	Pre-Operational	Brazil
				CGE Carnaúba III	0.01%
Carnaúba V	Generation - EOL Carnaúba V	Furnas	49.00%	FIP Participações Caixa Milão	50.99%	Pre-Operational	Brazil
				CGE Carnaúba V	0.01%
Cervantes I	Generation - EOL Cervantes I	Furnas	49.00%	FIP Participações Caixa Milão	50.99%	Pre-Operational	Brazil
				CGE Cervantes I	0.01%
Cervantes II	Generation - EOL Cervantes II	Furnas	49.00%	FIP Participações Caixa Milão	50.99%	Pre-Operational	Brazil
				CGE Cervantes II	0.01%
Bom Jesus	Generation - EOL Bom Jesus	Furnas	49.00%	FIP Participações Caixa Milão	51.00%	Pre-Operational	Brazil
Cachoeira	Generation - EOL Cachoeira	Furnas	49.00%	FIP Participações Caixa Milão	51.00%	Pre-Operational	Brazil
Pitimbu	Generation - EOL Pitimbu	Furnas	49.00%	FIP Participações Caixa Milão	51.00%	Pre-Operational	Brazil
São Caetano I	Generation - EOL São Caetano I	Furnas	49.00%	FIP Participações Caixa Milão	51.00%	Pre-Operational	Brazil
São Caetano	Generation - EOL São Caetano	Furnas	49.00%	FIP Participações Caixa Milão	51.00%	Pre-Operational	Brazil
São Galvão	Generation - EOL São Galvão	Furnas	49.00%	FIP Participações Caixa Milão	51.00%	Pre-Operational	Brazil
Companhia Energética Sinop S.A.	Generation - UHE Sinop	Eletronorte	24.50%	FIP Participações Caixa Milão	51.00%	Pre-Operational	Brazil
		Chesf	24.50%
Belo Monte Transmissora de Energia S.A.	Transmission	Eletronorte	24.50%	State Grid Brazil Holding (SGBH)	51.00%	Pre-Operational	Brazil
		Furnas	24.50%
Tijoa Participações e Investimentos	Generation - UHE Três Irmãos	Furnas	49.90%	Fundo de Investimento em Participações Constantinopla	50.10%	Pre-Operational	Brazil
São Manoel	Generation - UHE São Manoel	Furnas	33.33%	CWEI (Brasil) Participações	33.30%	Pre-Operational	Brazil
				EDP Brasil	33.40%
Itaguaçu da Bahia	Generation - EOL Itaguaçu da Bahia	Furnas	49.00%	Salus FIP	49.00%	Pre-Operational	Brazil
				Casa dos Ventos Energia Renovável	2.00%
Complexo Sento Sé II	Generation - EOL Baraúnas I; Morro Branco I and Mussambê	Chesf	49.00%	Brennand Energia S.A.	50.90%	In Operation	Brazil
				Brennand Energia Eólica	0.10%
Complexo Sento Sé III	Generation - EOL Baraúnas II and Banda de Couro	Chesf	49.00%	Brennand Energia S.A.	50.90%	In Operation	Brazil
				Brennand Energia Eólica	0.10%
Complexo Chapada do Piauí I	Generation - EOL Ventos de Santa Joana IX through XIII; XV and XVI	Chesf	49.00%	ContourGlobal do Brasil Holding	36.00%	In Operation	Brazil
				Salus - Fundo de Investimento em Participações	14.90%
				Ventos Santa Joana Energias	0.10%

Investments in Joint Ventures and Associated Companies

Name	Purpose	Company	% Equity	Other Shareholders	% Equity	Situation	HQ
Complexo Chapada do Piauí II	Generation - EOL Ventos de Santa Joana I, III through V, VI and Ventos Santo Augusto IV	Chesf	49.00%	ContourGlobal do Brasil Holding	46.00%	In Operation	Brazil
				Salus - Fundo de Investimento em Participações	4.90%
				Ventos Santa Joana Energias	0.10%
Complexo Serra das Vacas	Generation - EOL Serra das Vacas I - IV	Chesf	49.00%	PEC Energia	51.00%	In Operation	Brazil
Transenergia São Paulo	Transmission	Furnas	49.00%	J. Malucelli	51.00%	In Operation	Brazil
Lago Azul Transmissora	Transmission	Furnas	49.90%	Celg GT	50.10%	In Operation	Brazil
Mata de Sta. Genebra Transmissora	Transmission	Furnas	49.90%	Copel	50.10%	In Operation	Brazil
Energia Olímpica	Transmission	Furnas	49.90%	Light S.A.	50.10%	Pre-Operational	Brazil
Manaus Transmissora de Energia S.A.	Transmission	Eletronorte	30.00%	Abengoa	50.50%	In Operation	Brazil
		Chesf	19.50%
Inambari Geração de Energia (Igesa)	UHE Inambari	Furnas	19.61%	OAS	51.00%	In Operation	Brazil/Peru
		Eletrobras	29.40%
Companhia Transleste de Transmissão	Transmission	Furnas	24.00%	Alusa	41.00%	In Operation	Brazil
				Cemig	25.00%
				EATE	10.00%

Investments in Joint Ventures and Associated Companies

Name	Purpose	Company	% Equity	Other Shareholders	% Equity	Project Status	HQ
Energética Águas da Pedra S.A.	Generation - UHE Dardanelos	Chesf	24.5%	Neoenergia	51.00%	In Operation	Brazil
		Eletronorte	24.5%
Rouar S.A.	Generation - Parque EOL in Colônia	Eletrobras	50.0%	UTE	50.00%	In Operation	Uruguay
Companhia de Eletricidade do Amapá - CEA	Distribution	Eletrobras	1.50%	Government of the State of Amapá	98.50%	In Operation	Brazil
CEB - LAJEADO	Generation - UHE CEB Lajeado	Eletrobras	40.07%	CEB	59.93%	In Operation	Brazil
Lajeado Energia	Generation and Marketing	Eletrobras	40.07%	EDP - Energias do Brasil S.A.	55.86%	In Operation	Brazil
				Government of the State of Tocantins	4.07%
Paulista Lajeado	Generation and Marketing	Eletrobras	40.07%	Cia. Jaguari de Geração de Energia	59.93%	In Operation	Brazil
AES Tiete	Generation	Eletrobras	7.94%	AES Corp	24.28%	In Operation	Brazil
				BNDSPart	28.33%
				Other	39.45%
Companhia Energética de Brasília - CEB	Generation - Transmission - Distribution	Eletrobras	2.10%	Federal District (DF)	80.20%	In Operation	Brazil
				Other	17.70%
Companhia Estadual de Energia Elétrica - CEEE-D	Distribution	Eletrobras	32.59%	CEE Participações	65.92%	In Operation	Brazil
				Other	1.49%
Companhia Estadual de Energia Elétrica - CEEE-GT	Generation - Transmissão	Eletrobras	32.59%	CEE Participações	65.92%	In Operation	Brazil
				Other	1.49%
Centrais Elétricas de Santa Catarina - CELESC	Distribution	Eletrobras	10.75%	State of Santa Catarina	20.20%	In Operation	Brazil
				Angra Volt FIA	14.46%
				Poland Fia	7.53%
				Other	47.06%
Centrais Elétricas do Pará - CELPA	Distribution	Eletrobras	0.99%	Equatorial Energia S.A.	96.18%	In Operation	Brazil
				Other	2.83%
Companhia Energética de Pernambuco - CELPE	Distribution	Eletrobras	1.56%	Neoenergia	89.65%	In Operation	Brazil
				Other	8.79%
Companhia Energética do Maranhão São Luís - CEMAR	Distribution	Eletrobras	33.55%	Equatorial Energia	65.11%	In Operation	Brazil
				Other	1.34%
Energisa MT	Distribution	Eletrobras	22.01%	Rede Energia S.A.	57.67%	In Operation	Brazil
				Energisa	8.90%
				Other	11.42%
Companhia Energetica de São Paulo - CESP	Generation - Marketing	Eletrobras	2.05%	Treasury of the State of São Paulo	36.98%	In Operation	Brazil
				Other	60.97%
Duke Energy Gereração	Generation	Eletrobras	0.47%	Duke Energy Internat. Brasil Ltda	94.28%	In Operation	Brazil
				Other	5.25%
Companhia Energética do Ceara - COELCE	Distribution	Eletrobras	7.06%	Enel Brasil	58.87%	In Operation	Brazil
				Enersis Américas	15.18%
				Other	18.89%
Companhia Paranaense de Energia - COPEL	Generation - Transmissão	Eletrobras	0.56%	State of Paraná	31.07%	In Operation	Brazil
				BNDESPAR	23.96%
				Other	44.41%
CTEEP	Transmission	Eletrobras	35.39%	ISA Capital do Brasil	35.91%	In Operation	Brazil
				Other	28.70%
EMAE	Generation	Eletrobras	39.02%	Treasury of the State of São Paulo	38.99%	In Operation	Brazil
				Other	21.99%
Energisa Holding	Generation - Transmission - Distribution	Eletrobras	2.31%	Gipar S/A	30.95%	In Operation	Brazil
				GIF IV Fundo de Investimentos em Participações	14.54%
				Other	52.20%

(*) Information not audited by the independent auditors

15.7 — Invesments pledges as  guarantee

Given the fact that the Company has several pending judicial proceedings in which it stands as defendant (See Note 30), assets are offered in guarantee, in the appeals of these judicial proceedings, which represent 9.56% as of December 31, 2016 (8.60% on December 31 of 2015) of the total investment portfolio, as follows:

12/31/2016
EQUITY	VALUE OF	PERCENTAGE	INVESTMENT
HOLDINGS	INVESTMENT	LOCKED	LOCKED

CTEEP	2,543,906	99.89%	2,541,091
EMAE	282,091	100%	282,091
CESP	129,096	99.76%	128,783
AES TIETE	437,197	99.97%	437,052
COELCE	251,938	94.51%	238,111
CGEEP	15,895	100%	15,895
ENERGISA MT	394,774	100%	394,774
CELPA	48,895	100%	48,895
CELPE	21,688	100%	21,688
CEEE - GT	676,332	100%	676,332
ENERGISA S.A.	148,661	95.76%	142,354
CELESC	65,920	99.98%	65,905
CEMAR	729,888	99.16%	723,779
CEB Lajeado	72,989	99.97%	72,965
SUBTOTAL	5,819,270		5,789,715

NOTE 16 — FIXED ASSETS, NET

The items under fixed assets relate primarily to infrastructure for electric power generation under concessions not extended in the terms of Law 12,783/13.

The property that comprises the fixed assets of the Company, listed and identified as public utility concession assets, cannot be sold or given in guarantee to third parties.

Special Obligations (obligations relating to concessions) correspond to funds received from consumers for the purpose of contributing to the execution of the expansion projects necessary to meet electricity supply requests and are allocated to the corresponding projects. The assets acquired with the corresponding funds are recorded under the fixed assets of the Company, pursuant to the provisions established by ANEEL. By virtue of the nature of these contributions, they do not represent effective financial obligations, as they will not be returned to the consumers.

	12/31/2016
	Gross value	Accumulated depreciation	Obligations linked to the Concession	Impairment	Net value
In service
Generation	47,456,125	(23,064,664)	(538,375)	(12,141,003)	11,712,083
Administration	2,491,860	(1,514,448)	(9,292)	—	968,119
Distribution	1,398,468	(499,344)	—	—	899,124
	51,346,453	(25,078,456)	(547,667)	(12,141,003)	13,579,326
In progress
Generation	12,353,688	—	—	—	12,353,688
Administration	879,911	—	—	—	879,911
	13,233,599	—	—	—	13,233,599
	64,580,052	(25,078,456)	(547,667)	(12,141,003)	26,812,925

	12/31/2015
	Gross value	Accumulated depreciation	Obligations linked to the Concession	Impairment	Net value
In service
Generation	46,003,180	(21,740,065)	(633,602)	(8,540,131)	15,089,382
Administration	2,444,828	(1,445,137)	(25,518)	—	974,173
Distribution	1,398,468	(441,647)	—	—	956,821
	49,846,476	(23,626,849)	(659,120)	(8,540,131)	17,020,376
In progress
Generation	11,659,196	—	—	—	11,659,196
Administration	799,908	—	—	—	799,908
	12,459,104	—	—	—	12,459,104
	62,305,580	(23,626,849)	(659,120)	(8,540,131)	29,479,480

Movement of Fixed Assets

	Balance on 12/31/2015	Additions	Transfer	Write-offs	Balance on 12/31/2016
Generation/Marketing
Inservice	46,003,180	184,468	1,287,960	(19,483)	47,456,125
Accumulated depreciation	(21,740,065)	(1,363,922)	27,098	12,225	(23,064,664)
Inprogress	11,659,196	2,106,303	(1,355,214)	(56,596)	12,353,689
Provision for impairment of assets	(8,540,131)	(4,020,332)	14,048	405,412	(12,141,003)
Special obligations linked to the Concession	(633,602)	(2,540)	(6,951)	104,718	(538,375)
	26,748,577	(3,096,023)	(33,059)	446,276	24,065,771

Distribution
Commercialleasing	1,398,468	—	—	—	1,398,468
Accumulated depreciation	(441,647)	(57,697)	—	—	(499,344)
	956,821	(57,697)	—	—	899,124

Administration
Inservice	2,444,828	49,578	217,570	(220,116)	2,491,860
Accumulated depreciation	(1,445,137)	(149,132)	(100,422)	180,243	(1,514,448)
Inprogress	799,908	136,791	(56,719)	(69)	879,911
Special obligations linked to the Concession	(25,518)	—	—	16,226	(9,292)
	1,774,081	37,236	60,429	(23,716)	1,848,030

TOTAL	29,479,479	(3,116,484)	27,370	422,560	26,812,925

	Balance on 12/31/2014	Additions	Transfers	Deductions	Reclassification of Financial Asset (Unbundling)	Investigation findings (b)	Reclassification of Intangible (Unbundling)	Balance on 12/31/2015

Generation / Trade
In service	43,466,067	886	776,531	(304,835)	1,349,221	—	715,310	46,003,180
Accrued depreciation	(19,292,806)	(1,226,683)	(10,486)	57,138	(914,576)	—	(352,652)	(21,740,065)
In progress	7,547,759	3,908,372	(804,186)	(54,567)	1,022,207	(15,996)	55,606	11,659,196
Provision for recovery of assets (impairment) (a)	(2,955,233)	(5,729,304)	—	167,261	—	11,514	(34,369)	(8,540,131)
Special Obligations Linked to the Concession	(455,808)	—	(86,113)	4,084	(87,157)	—	(8,608)	(633,602)
	28,309,979	(3,046,729)	(124,254)	(130,919)	1,369,695	(4,482)	375,287	26,748,577

Distribution
Lease	1,398,468	—	—	—	—	—	—	1,398,468
Accrued depreciation	(383,950)	(57,697)	—	—	—	—	—	(441,647)
	1,014,518	(57,697)	—	—	—	—	—	956,821

Management
In service	2,396,288	24,358	34,701	(10,519)	—	—	—	2,444,828
Accrued depreciation	(1,302,020)	(132,790)	(22,854)	12,527	—	—	—	(1,445,137)
In progress	713,710	206,275	(84,236)	(35,841)	—	—	—	799,908
Special Obligations Linked to the Concession	(26,927)	—	—	1,409	—	—	—	(25,518)
	1,781,051	97,843	(72,389)	(32,424)	—	—	—	1,774,081

TOTAL	31,105,548	(3,006,583)	(196,643)	(163,343)	1,369,695	(4,482)	375,287	29,479,479

	Balance on 12/31/2013	Additions	Transfers	Deductions	Acquisition of subsidiary	Investigation findings (b)	Balance on 12/31/2014
Generation / Trade
In service	41,832,824	2,694	1,549,753	80,796	—		43,466,067
Accrued depreciation	(18,140,950)	(1,190,061)	(5,887)	44,092	—	—	(19,292,806)
In progress	7,059,539	2,594,000	(1,798,121)	(112,532)	—	(195,127)	7,547,759
Provision for recovery of assets (impairment) (a)	(2,699,425)	(731,552)	22,273	321,028	—	132,443	(2,955,233)
Special Obligations Linked to the Concession	(460,289)	—	—	4,481	—	—	(455,808)
	27,591,699	675,081	(231,982)	337,865	—	(62,684)	28,309,979

Distribution
Lease	1,398,468	—	—	—	—	—	1,398,468
Accrued depreciation	(326,310)	(57,640)	—	—	—	—	(383,950)
	1,072,158	(57,640)	—	—	—	—	1,014,518

Management
In service	2,112,331	111,902	87,572	(31,768)	116,251	—	2,396,288
Accrued depreciation	(1,179,851)	(148,973)	(20,889)	47,693	—	—	(1,302,020)
In progress	679,380	93,262	(78,532)	(12,601)	32,201	—	713,710
Special Obligations Linked to the Concession	(28,212)	—	—	2,927	(1,642)	—	(26,927)
	1,583,648	56,191	(11,849)	6,251	146,810	—	1,781,051
							—
TOTAL	30,247,505	673,632	(243,831)	344,116	146,810	(62,684)	31,105,548

In these financial statements of December 31, 2016, Eletrobras recognized as a loss in capitalized costs under permanent assets the total of R$ 211,123, representing estimated values which the subsidiaries of Eletrobras paid improperly. From this sum, the value of R$ 143,957 was already recognized under the item impairment, causing a partial reversal of the previously recognized impairment amount. (see Note 4 - XI)

Average depreciation rate and accumulated depreciation:

	12/31/2016		12/31/2015
	Average rate of depreciation	Accumulated depreciation	Average rate of depreciation	Accumulated depreciation
Generation

Hydro	2.53%	15,920,174	2.30%	15,191,209
Nuclear	3.93%	4,439,098	3.33%	4,048,041
Thermal	4.03%	2,542,610	3.80%	2,418,294
Wind	6.89%	161,681	6.88%	81,935
Marketing	3.15%	1,101	3.15%	586
		23,064,664		21,740,065

Distribution	3.00%	499,344	3.00%	441,647
		499,344		441,647

Administration	6.00%	1,514,448	6.73%	1,445,137
		1,514,448		1,445,137

Total		25,078,456		23,626,849

NOTE 17 — FINANCIAL ASSETS (LIABILITIES) - CONCESSIONS AND ITAIPU

	12/31/2016	12/31/2015
Transmission Concessions
Financial Assets - Annual Permitted Revenue	42,743,612	10,807,585
Financial Assets - Indemnable Concessions	3,630,829	8,365,177
	46,374,441	19,172,762
Distribution Concessions
Financial Assets - Indemnable Concessions	4,935,236	4,119,004
Portion A receivables and other financial items III	(9,254)	86,102
	4,925,982	4,205,106
Generation Concessions
Financial Assets - Indemnable Concessions	2,585,720	2,554,211

	53,886,143	25,932,079

Financial Assets - Itaipu (item I)	1,200,916	3,449,566

Total Financial Assets	55,087,059	29,381,645

Financial Assets - Current	2,337,513	965,212
Financial Assets - Noncurrent	52,749,546	28,416,433

Total Financial Assets	55,087,059	29,381,645

17.1 — Financial Assets - Public utility electricity concession

The financial assets - concession header, in the amount of R$ 53,895,397, with R$ 3,574,114 recorded in current assets and R$ 50,321,283 recorded in noncurrent assets, on December 31, 2016 (R$ 25,845,977 on December 31, 2015) refers to the realizable financial assets held by the companies in Eletrobras, in the distribution concessions, calculated by applying the mixed model, and in generation and transmission concessions, by application of the financial model, both established in IFRIC 12.

On April 20 of 2016, the Ministry of Mines and Energy published Ordinance no. 120, which regulated the conditions for receipt of remunerations related to the electricity transmission assets existing on May 31 of 2000, named facilities in the Basic Existing Grid (RBSE) and other Transmission Facilities (RPC), not depreciated or amortized, as per paragraph two of Article 15 of Law 12,783/2013.

On December 31, 2016, the amount of R$ 36,570,883, the estimate of updated amounts in relation to the electricity transmission assets existing on May 31 of 2000 under the item Financial Assets Permitted Annual Revenue, with R$ 2,950,042 classified under current, and R$ 33,620,841 under noncurrent (see Note 2.1).

17.2 — Amounts receivable from Parcel A and other financial items

On November 25, 2014, ANEEL decided to amend the concession and permit agreements of the Brazilian electricity distribution companies, incorporating the balances of the receivables from Installment A and other financial items in calculation of compensations, when the concession expires. The aforementioned event requires that the balance be recorded of any differences from Installment A and other financial components not yet recovered or liquidated.

(*) Information not audited by the independent auditors.

17.2.1 — Compensation Account for Variation of items in Parcel A - CVA

Joint Ministerial Directive of the Ministries of Finance and of Mines and Energy No. 25, of January 24, 2002, established the Compensation Account for Variation of items in “Installment A” (CVA), with the purpose of recording the variations in cost, negative and positive, in the period between annual rate adjustments, with respect to the items established in the electricity distribution concession agreements.

These variations are determined based on the difference between the expenses effectively incurred and the expenses estimated at the time the rate is established in the annual rate adjustment. The values considered in the CVA undergo monetary adjustment based on the SELIC rate.

The amounts recorded under current (assets and liabilities) relate to values already approved by ANEEL upon completion of the rate adjustment in 2015, and the totals recorded under noncurrent represent an estimate of the CVA to be approved at the next rate adjustment in 2016.

	12/31/2016	12/31/2015
Parcel “A”
CVA
CCC	1,219	1,219
CDE	13,538	208,466
Base Network	130	7,537
Cost of Acquisition of Electricity	46,103	169,591
Itaipu Transport	(369)	—
PROINFA	30,663	(2,907)
ESS and EER	30,273	(55,683)
Neutrality of Sector Charges	6,808	(658)
Overcontracting	(48,684)	(169,615)
Other financial components	(88,935)	(71,848)

Total amounts from Parcel A and other financial items	(9,254)	86,102

Current assets	436,596	578,654
Noncurrent assets	22,131	38,252

Current liabilities	(461,180)	(514,424)
Noncurrent liabilities	(6,801)	(16,380)

Total	(9,254)	86,102

17.2.2 — Other financial items

•                  CUSD financial adjustment - in adherence with the provisions from Article 7 of the Joint Ministerial Directive No. 25/2002;

•                  Neutrality of Sector-specific Charges - this refers to calculation of the monthly differences between the values of each item from sector-specific charges in the period of reference and the respective amounts included in the previous process;

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

17.3 — Fee Adjustment

The concession agreements signed between the electricity distributors and the Federal Goverment, through ANEEL, establish that the price of energy paid by consumers will be adjusted annually. This adjustment, given the methodology established by ANEEL, can be positive or negative, and occurs annually on the anniversary date of the distributor.

According to the concession agreement, the concessionaire’s revenue is divided into two portions: A and B. Portion A, responsible for about 70% of the tariff value, lists the costs considered not manageable by the distributor, that is, costs that are not directly controlled by the Company, such as energy bought for resale to consumers and charges and taxes set by law.

Portion B, which represents about 30% of the tariff value, calculates the so-called manageable costs. These are the ones the concessionaire has full and direct capability of managing, such as personnel costs, material costs and other activities linked directly to the operation and maintenance of distribution services, depreciation costs and remuneration from investments made by the Company to fulfill the service.

17.4 — Tariff Flags

Starting in 2015, energy bills will operate under the Tariff Flags System. The green, yellow and red flags will indicate whether energy will cost more or less, depending on the conditions for generation of electricity.

Electricity in Brazil is generated predominantly by hydroelectric power plants. In order to work, these power plants depend on rains and on the level of water in reservoirs. When there is little water stored, thermoelectric power plants can be switched on in order to save water in the hyderoelectric power plant reservoirs. With this, the cost of generation increases, because these power plants are moved by fuel such as natural gas, charcoal, fuel oil and diesel. On the other hand, whent here is a lot of stored water, the thermal plants do not need to be switched on and the cost of generation is lower.

Ratifying Resolution no. 1,826, of November 25, 2014, published by ANEEL and which prices the Company’s tariffs, already established the pricing in the tariff structure. The application of these flags became mandatory starting in January of 2015.

These flags will be Green, Yellow or Red, and will apply depending on load service conditions, given by the sum of the Difference Settlement Price (PLD), Marginal Operating Cost (CMO), and the Energy Safety System Service Charges (ESS_SE).

The flags were adopted considering the following criteria: The green flag will apply when energy costs less than R$ 200/MWh*, meaning conditions favorable to the generation of energy, with no addition to the fee. The yellow flag when the cost of operating the system is between R$ 200/MWh* and R$ 350/MWh*: less favorable generation conditions, with an addition of R$ 2.00 to the fee per 100 kW/h* for consumers. The red flag will apply when the cost of operating is more than R$ 350/MWh*: more costly generation conditions with R$ 3.50 added to the fee per 100 kW/h* consumed.

In short, the flags system, which began in January 2015, reflects the generation conditions and indicates to consumers the option to reduce consumption and influence the final cost of power generation. The system does not represent a proper increase in the fee , this is just  a different way to present a cost that would be included in the fee, although with no visibility to the consumer, and that would be equally supported  at the time of annual fee  adjustment.

In the period of January 1 of 2015 to February 29 of 2016, the red flag was applied due to costlier conditions. In March of this year, generation costs were more favorable, and the yellow flagwas applied. Since April of 2016, the green tariff flag has been applied, except in November, when the yellow flag was. The green flag results in no increases to the cost of consumers’ energy bills.

(*) Information not audited by the independent auditors.

NOTE 18 — INTANGIBLE ASSETS, NET

	BALANCE ON 12/31/2015	ADDITIONS	WRITE-OFFS	COST/SERVICE TRANSFERS	BALANCE ON 12/31/2016
Linked to Concession - Generation	146,173	(3,645)	592	8,757	151,877
In service	90,720	(47,022)	592	67,147	111,437
Intangible Assets	188,433	11,604	—	63,682	263,719
Accumulated Amortization	(97,287)	(18,178)	—	3,465	(112,000)
Special Obligations	(298)	—	592	—	294
Impairment	(128)	(40,448)	—	—	(40,576)

Underway	55,453	43,377	—	(58,390)	40,440
Intangible Assets	69,602	43,377	(64)	(44,342)	68,573
Special Obligations	(8,959)	—	64	—	(8,895)
Impairment	(5,190)	—	—	(14,048)	(19,238)

Linked to Concession - Distribution	248,518	(439,561)	64,240	233,052	106,249
In service	136,482	(454,961)	61,477	269,334	12,332
Intangible Assets	1,859,648	19,951	(23,186)	316,641	2,173,054
Accumulated Amortization	(1,660,646)	(232,167)	4,846	(1,492)	(1,889,459)
Special Obligations	(62,520)	(5,689)	79,817	(45,815)	(34,207)
Impairment	—	(237,056)	—	—	(237,056)

Underway	112,036	15,400	2,763	(36,282)	93,917
Intangible Assets	131,709	18,122	2,124	(39,057)	112,898
Special Obligations	(19,673)	(2,722)	639	2,775	(18,981)

Linked to Concession - Transmission	88,392	(3,010)	—	(1,545)	83,837
In service	87,091	(3,010)	—	(1,545)	82,536
Intangible Assets	91,151	500	—	(4,107)	87,544
Accumulated Amortization	(4,060)	(3,510)	—	2,562	(5,008)

Underway	1,301	—	—	—	1,301
Intangible Assets	1,301	—	—	—	1,301

Not Linked to Concession (Other Intangible Assets)	452,068	6,132	1,852	(40,276)	419,776
Administration
In service	831,315	22,682	—	(3,489)	850,508
Accumulated Amortization	(478,484)	(52,861)	—	(9,514)	(540,859)
Impairment	(40,743)	—	1,852	—	(38,891)
Underway	160,150	36,311	—	(27,273)	169,188
Other	(20,170)	—	—	—	(20,170)

Total	935,151	(440,084)	66,684	199,988	761,739

	BALANCE ON 12/31/2014	ADDITIONS	WRITE-OFFS	COST/SERVICE TRANSFERS	RECLASSIFICATION TO PP&E (DEVERTICALIZATION)	BALANCE ON 12/31/2015
Linked to Concession - Generation	500,285	37,336	(8,826)	(7,335)	(375,287)	146,173
In service	424,526	(5,897)	(8,826)	7,022	(326,105)	90,720
Intangible Assets	902,720	9,507	(15,506)	7,022	(715,310)	188,433
Accumulated Amortization	(434,599)	(15,340)	—	—	352,652	(97,287)
Special Obligations	(15,033)	—	6,744	—	7,991	(298)
Impairment	(28,562)	(64)	(64)	—	28,562	(128)

Underway	75,759	43,233	—	(14,357)	(49,182)	55,453
Intangible Assets	96,261	43,304	—	(14,357)	(55,606)	69,602
Special Obligations	(14,695)	(71)	—	—	5,807	(8,959)
Impairment	(5,807)	—	—	—	617	(5,190)

Linked to Concession - Distribution	357,791	(93,029)	(7,459)	(8,785)	—	248,518
In service	210,979	(122,113)	(8,683)	56,299	—	136,482
Intangible Assets	1,764,919	150,278	(144,414)	88,865	—	1,859,648
Accumulated Amortization	(1,469,338)	(246,100)	54,792	—	—	(1,660,646)
Special Obligations	(83,592)	(26,291)	80,939	(33,576)	—	(62,520)
Impairment	(1,010)	—	—	1,010	—	—

Underway	146,812	29,084	1,224	(65,084)	—	112,036
Intangible Assets	165,156	32,425	452	(66,324)	—	131,709
Special Obligations	(19,354)	(3,341)	772	2,250	—	(19,673)
Impairment	1,010	—	—	(1,010)	—	—

Linked to Concession - Transmission	4,558	83,735	—	99	—	88,392
In service	3,233	83,734	—	124	—	87,091
Intangible Assets	3,565	87,462	—	124	—	91,151
Accumulated Amortization	(332)	(3,728)	—	—	—	(4,060)

Underway	1,325	1	—	(25)	—	1,301
Intangible Assets	1,325	1	—	(25)	—	1,301
						—

Not Linked to Concession (Other Intangible Assets)	502,737	5,036	(16,692)	(39,013)	—	452,068
Administration
In service	765,557	1,605	(2,698)	66,851	—	831,315
Accumulated Amortization	(420,336)	(56,295)	146	(1,999)	—	(478,484)
Impairment	(42,595)	—	1,852	—	—	(40,743)
Underway	141,483	59,726	(6,278)	(34,781)	—	160,150
Other	58,628	—	(9,714)	(69,084)	—	(20,170)

Total	1,365,371	33,078	(32,977)	(55,034)	(375,287)	935,151

	Balance on 12/31/2013	ADDITIONS	DEDUCTIONS	RECLASSIFICATION AS FIXED (UNBUNDLING)	Balance on 12/31/2014
Related to Concession - Generation	172,777	(52,569)	14,884	—	500,285
In service	69,386	(72,144)	16,652	—	424,526
Intangible asset	503,573	—	(5,193)	—	902,720
Accrued amortization	(405,854)	(72,144)	—	—	(434,599)
Special obligations	(28,333)	—	—	—	(15,033)
Impairment	—	—	21,845	—	(28,562)
In Progress	103,391	19,575	(1,768)	—	75,759
Intangible asset	118,086	19,575	(1,768)	—	96,261
Special obligations	(14,695)	—	—	—	(14,695)
Impairment	—	—	—	—	(5,807)

Related to Concession - Distribution	220,077	(213,998)	65,730	103,160	357,791

In service	90,884	(237,636)	(8,594)	91,659	210,979
Intangible asset	1,478,117	1,729	(54,245)	125,165	1,764,919
Accrued amortization	(1,061,958)	(252,262)	7,260	—	(1,469,338)
Special obligations	(280,405)	—	22,922	(33,506)	(83,592)
Onerous concession contract	—	—	—	—	—
Impairment	(44,870)	12,897	15,469	—	(1,010)
In Progress	129,193	23,638	74,324	11,501	146,812
Intangible asset	154,296	20,218	1,790	11,501	165,156
Special obligations	(22,693)	—	(156)	—	(19,354)
Impairment	(2,410)	3,420	72,690	—	1,010

Related to Concession - Transmission	7,359	(3,825)	—	—	4,558

In service	2,252	(32)	—	—	3,233
Intangible asset	2,552	—	—	—	3,565
Accrued amortization	(300)	(32)	—	—	(332)

In Progress	5,107	(3,793)	—	—	1,325
Intangible asset	5,107	(3,793)	—	—	1,325
					—
Unrelated to Concession (Other intangible assets)	388,369	116,461	(1,871)	—	502,737
Management
In service	637,973	149	—	—	765,557
Accrued amortization	(342,318)	(58,970)	(2,005)	—	(420,336)
Impairment	—	2,733	—	—	(42,595)
In Progress	126,550	75,375	153	—	141,483
Others (1)	(33,836)	97,174	(19)	—	58,628

Total	788,582	(153,931)	78,743	103,160	1,365,371

Intangible assets are primarily amortized during the concession period.

The final term of concession for Eletrobras distributors expired on July 7, 2015. As mentioned in Note 2, the distribution companies in Eletrobras re-split the installment of the financial asset in the appropriate proportion by December 31 of 2017, the deadline to remain responsible for operating and maintaining the public services of distributors.

NOTE 19 — IMPAIRMENT OF LONG-LIVED ASSETS

The Company estimated the recoverable value of its long-term assets based on the value in use, considering that there is no active market for the infrastructure related to the concession. The value in use is appraised based on the present value of the estimated future cash flow.

The assumptions used consider the Management’s best estimate of future trends in the electricity sector and are based both on external sources of information and historic data from cash generating units. The cash flow was projected based on the operating results and projections of the Company until the end of the concession. When the need was identified to reduce the recoverable value of long-term assets, this impairment chage is recognized in the period results, under Operating Charges/Recoveries, Net.

The following assumptions were considered:

•                  Growth compatible with historic data and growth perspectives on the Brazilian economy;

•                  Discount rate (after tax) specific for each segment: 6.33% for generation (except nuclear), 6.02% for transmission, and 6.01% for distribution (7.50% for generation, 7.00% for transmission, and 7.01% for distribution in 2015) obtained using the methodology generally applied by the market, taking into consideration the weighted average cost of capital;

•                  The Company treated all of its projects as independent cash-generating units.

In the first semester of 2016, the Company changed the expectation for its conclusion of the Angra 3 power plant, with a new planned date of beginning of entry into operations of December 2022. On December 2015, this projection was for December 2020. In the same period, the total budget for the venture was updated based on June of 2016, so as to reflect the impact of the sharp fluctuations in inflation and exchange rate indices, in addition to the rescheduling of activities due to the new work schedule.

The methodology applied in the impairment test of the power plant considers costs already realized by the date of these Financial Statements as recoverable assets, compared to a discounted cash flow extended until the end of the economic lifespan of the Power Plant, which is 40 years, starting from the new date of entry into operation, December of 2022, considering the economic lifespan to be the term of a license compatible with the Angra Power Plant in a similar project.

The discount rate was calculated by the WACC (Weighted Average Cost of Capital) method, considering traditional parameters usually used on the market.

Taking this new date for the commencement of operations into consideration, the Company revised the assumptions for the Angra 3 power plant and adjusted the recoverability test in June of 2016.

The main assumptions used in the recoverability test for this power plant are described below:

•                  Organic growth compatible with historic data and contractual tariff adjustments for inflation;

•                  Given the specific financing characteristics, the discount rate was calculated considering the specific capital structure of the project, which resulted in a discount rate for June 2016 and December 2016 of 5.47%. These calculations considered, in addition to the traditional parameters, the beta calculated by ANEEL, leveraging the capital structure of the project. Due to the lack of nuclear power assets in Brazil, ANEEL applied a beta based on American companies with at least two nuclear generation plants;

•                  The contractual fee for the Angra 3 power plant is R$ 148.65/MWh. For the impairment test, for the base date of June 30, 2016, the tariff used was adjusted by the contractually established indices, resulting in a value of R$ 234.18/MWh;

The basis used at the time to calculate that tariff had no equivalency to the service cost of the power plant, and was also not compatible with the average used in thermal power plant auctions at the time, and therefore is at a different and lower level than its follower, and does not provide an economic and financial balance to the venture;

•                  The Angra 2 and Angra 3 power plants originate from similar projects, and for this reason the parameter of costs for Angra 2 and Angra 3 were used. It so occurs that there will be a gain in costs/productivity when Angra 3 goes into operation, since not all cost generating activities will have to be duplicated, since common departments will work with both power plants;

The synergies found for this project, considering internal studies, based on the use of Company labor, pointed to a level of around 25.4%, a percentage that was used to estimate the PMSO operating cost of the Angra 3 power plant, in the impairment test.

Despite the changes to the project’s schedule, the Company has been assuring the preservation and integrity of the work already done, and will take measures to implement the actions on a performance level, aiming to recover the possible impacts on the schedule of works for the Angra 3 Power Plant.

The Company´s analysis was a negative Net Present Value (NPV) for the Angra 3 power plant of R$ 10,155,202. That amount resulted in a total negative entry in the 2016 results of R$ 4,091,748, with the counterpart of a recorded additional loss by impairment in the permanent asset of Angra 3 of R$ 2,414,479, and an additional provision for onerous contracts of R$ 1,677,269 (see Note 33). Of this amount, R$ 141,313 is estimated amount that was improperly paid to purchase assets found in the investigation conducted by the Company. (see Note 4.XI)

Since June 30, 2016, the date used to calculate the impairment of Angra 3, the Management found that the events that occurred did not result in  representative changes to the assumptions used in the impairment test of the Angra 3 Power Plant on June of 2016. The main assumptions approved by the Management remained, such as the forecast for entry into operations and total budget for the project.

There were no material changes to the exchange rate partially linked to the project’s budget, and the 5.44% discount rate used by Eletrobras for Angra 3,does not affect the impairment test done in June of 2016.

The Company updated the calculation for the base date of December 31, 2016, considering the update of assumptions used on June 30 of 2016, resulting in an increase of R$ 471,460, totaling the sum of R$ 2,885,939 recognized in fiscal 2016.

The Company continues to monitor estimates and risks associated with the determination of the recoverable value from this project, and as new negotiations, studies or information are produced, the Company will updatethe business plan for the project, any accounting impact.

The accumulated value for the recoverable amount impairment for the Angra 3 Power Plant, on December 31, 2016, is R$ 8,949,393 (R$ 6,063,454 on December 31 of 2015).

On December 31, 2016, the accumulated value of the recoverable amount impairment for all of the Company’s projects is R$ 16,107,910 (R$ 10,568,996 on December 31 of 2015).

The analysis determined the need to recognize/ (reverse) an impairment for losses in the following ventures during 2016:

Generation

Cash-generating Unit	12/31/2015	Additions	Reversals	12/31/2016
UTN Angra 3	5,922,141	3,027,252	—	8,949,393
UHE Samuel	417,632	18,228	—	435,860
UHE Batalha	559,345	—	(151,642)	407,703
Candiota Fase B	119,939	236,126	—	356,065
Casa Nova I	163,496	161,373	—	324,869
UHE Simplício	380,220	—	(37,892)	342,328
UTE Camaçari	343,765	—	(39,854)	303,911
UHE Serra da Mesa	—	199,184	—	199,184
Eólica Hermenegildo III	75,598	69,721	—	145,319
Eólica Hermenegildo II	65,815	77,214	—	143,029
UHE Passo São João	118,132	12,160	—	130,292
Eólica Hermenegildo I	56,301	73,468	—	129,769
UTE Coaracy Nunes	77,551	—	—	77,551
PCH João Borges	44,038	8,492	—	52,530
UHE São Domingos	44,703	—	(451)	44,252
PCH Rio Chapéu	37,279	4,476	—	41,755
Eólica Chuí IX	22,631	14,397	—	37,028
UTE Santana	27,840	—	—	27,840
UTE Mauá III	102,191	—	(102,191)	—
Other	81,717	130,247	(159,826)	52,138
Total	8,660,335	4,032,338	(491,856)	12,200,816

Cash-generating Unit	12/31/2014	Additions	Reversals	12/31/2015
UTN Angra 3	960,544	4,961,597	—	5,922,141
Candiota II Fase B	35,412	84,527	—	119,939
Eólica Coxilha Seca	—	81,142	—	81,142
UHE Samuel	340,888	76,744	—	417,632
Eólica Hermenegildo III	—	75,598	—	75,598
Eólica Hermenegildo II	—	65,815	—	65,815
UHE Simplício	440,276	—	(60,056)	380,220
Eólica Hermenegildo I	—	56,301	—	56,301
UTE Mauá	—	102,191	—	102,191
UTE Aparecida	—	50,508	—	50,508
UTE Camaçari	365,709	—	(21,944)	343,765
UTE Batalha	553,622	5,723	—	559,345
UHE Passo São João	151,311	—	(33,179)	118,132
Casa Nova	111,515	51,981		163,496
Others	230,853	—	(26,742)	204,111
Total	3,190,130	5,612,127	(141,921)	8,660,336

Transmission

Cash-generating Unit	12/31/2015	Additions	Reversals	12/31/2016
CC 061-2001	174,389	1,902,617	—	2,077,006
LT Jauru Porto Velho	126,025	185,520	—	311,545
CC 018-2012 Mossoró Ceará Mirim	100,497	—	—	100,497
CC 005-2012 Jardim NSra Socorro	89,830	—	—	89,830
CC 006-2009 Suape II and III	88,101	—	—	88,101
CC 014-2008 Eunápolis TFreitas	64,773	17,222	—	81,995
CC 020-2010 Igaporâ BJLapa	69,268	—	—	69,268
LT Ribeiro Gonçalves - Balsas	35,574	29,426	—	65,000
CC 017-2009 Natal III Sta Rita	59,517	—	—	59,517
LT Funil-Itapebi	54,597	—	(1,056)	53,541
LT Camaçari IV - Sapeaçu	39,552	10,554	—	50,106
CC 010-2011 Paraíso Lagoa Nova	44,800	—	—	44,800
SE Coletora Porto Velho	34,123	9,850	—	43,973
LT Recife II - Suape II	28,325	14,828	—	43,153
CC 010-2007 Ibicoara Brumado	40,611	—	—	40,611
CC 017-2012 Mirueira Jaboatão	31,184	—	—	31,184
CC 018-2009 Eunáp TFreitas C2	30,232	—	—	30,232
SE Caxias / Ijuí / N. Petrópolis / Lajeado	32,259	—	(4,706)	27,553
CC 019-2012 Igaporã Pindaí	21,506	—	—	21,506
LT Presidente Médice - Santa Cruz	27,339	—	(6,728)	20,611
CC 015-2012 Camaçari IV Pirajá	18,060	—	—	18,060
LT Campos Novos - Nova Santa Rita	30,822	—	(13,975)	16,847
Other	65,098	322,187	(102,183)	285,102
	1,306,482	2,492,204	(128,648)	3,670,038

Cash-generating Unit	12/31/2014	Additions	Reversals	12/31/2015
CC 061-2001	—	174,389	—	174,389
Correction/Inversion Station	43,909	—	(43,909)	—
CC 005-2012 Jardim NSra Socorro	46,788	43,042	—	89,830
CC 018-2012 Mossoró Ceará Mirim	61,681	38,816	—	100,497
CC 019-2012 Igaporã Pindaí	59,678	—	(38,172)	21,506
LT Ribeiro Gonçalves - Balsas	73,317	—	(37,743)	35,574
Linha Verde Transmissora de Energia S/A	100,494	—	(35,788)	64,706
SE Coletora Porto Velho	—	34,123	—	34,123
CC 010-2011 Paraíso Lagoa Nova	12,246	32,554	—	44,800
CC 020-2010 Igaporâ BJLapa	37,669	31,599	—	69,268
CC 018-2009 Eunáp TFreitas C2	7,784	22,448	—	30,232
CC 015-2012 Camaçari IV Pirajá	—	18,060	—	18,060
CC 006-2009 Suape II and III	105,933	—	(17,832)	88,101
CC 017-2012 Mirueira Jaboatão	20,290	10,894	—	31,184
CC 014-2008 Eunápolis TFreitas	53,962	10,811	—	64,773
CC 017-2009 Natal III Sta Rita	48,837	10,680	—	59,517
LT Campos Novos - Nova Santa Rita	22,089	8,733	—	30,822
SE Miranda II	—	7,079	—	7,079
Other	275,043	66,978	—	342,021
Total	969,720	510,206	(173,444)	1,306,482

Distribution

Concession	12/31/2015	Additions	Reversals	12/31/2016
Amazonas D	—	63,610	—	63,610
Cepisa	290,247	—	(199,362)	90,885
Eletroacre	90,808	—	(90,808)	—
Ceron	59,885	35,245	(59,883)	35,247
Ceal	—	32,446	—	32,446
Boa Vista	17,281	—	(2,413)	14,868
Total	458,221	131,301	(352,466)	237,056

Concession	12/31/2014	Additions	Reversals	12/31/2015
Amazonas D	119,041	—	(119,041)	—
Cepisa	232,442	98,383	(40,578)	290,247
Eletroacre	60,026	54,924	(24,142)	90,808
Ceron	84,503	23,914	(48,532)	59,885
Boa Vista	—	77,400	—	77,400
Total	496,012	254,621	(232,293)	518,340

The impairment recognized in the balance sheet, by operating segment, is shown below:

	12/31/2016
	Generation	Transmission	Distribution	Total
Fixed Assets, Net	12,141,003	—	—	12,141,003
Intangible assets, Net	59,813	—	237,056	296,869
Financial Assets	—	3,670,038	—	3,670,038
Total	12,200,816	3,670,038	237,056	16,107,910

	12/31/2015
	Generation	Transmission	Distribution	Total
Fixed Assets, Net	8,540,131	—	—	8,540,131
Intangible assets, Net	120,205	—	—	120,205
Financial Assets	—	1,306,482	518,340	1,824,822
Total	8,660,336	1,306,482	518,340	10,485,158

NOTE 20 — SUPPLIERS

	12/31/2016	12/31/2015
CURRENT
Goods, materials, and services	7,987,651	8,369,303
Energy purchased for resale	1,482,755	1,514,499
CCEE - Short-term Energy	188,895	244,705
	9,659,301	10,128,507

NONCURRENT
Goods, materials, and services	8,200,930	7,782,562
Energy purchased for resale	1,581,890	1,666,859
	9,782,820	9,449,421

	19,442,121	19,577,928

Liabilities with suppliers represent transactions with the supply of goods, materials and services. Current liabilities with suppliers mainly represents the current debt with BR Distribuidora S.A. in the sum of R$ 2,275,768 with Companhia de Gás do Amazonas — Cigás in the sum of R$ 3,484,755, for the supply of oil derivatives for the production of electricity.

The contract between Petrobrás and Cigás, with the intervenience and consent of Amazonas D, whose object is the sale by Petrobras, and the purchase by Cigás, for the purposes of thermoelectric generation or as an Independent Electrical Energy Produer (PIE), has a specific clause in which the credits that Cigás has with Amazonas D overdue for over forty five days and that were transferred to Petrobras are automatically assigned to the latter, regardless of any notification. As such, from the amount of R$ 3,484,755, R$ 2,063,073 are assigned to Petrobras.

In addition to the balances described above, liabilities with the suppliers of goods, materials and services, are recorded as two private Debt Acknowledgment instruments, as well as a respective payment plan signed with Petrobras Distribuidora S/A by the subsidiary Amazonas D, for the supply of petroleum derivatives, signed on December 31, 2014, in the amounts of i) 1st CCD in the amount of R$ 3,257,366, for which the balance owing is R$ 3,849,402; and ii) 2nd CCD in the amount of R$ 2,925,921, for which the balance owing is R$ 3,463,584. The instruments will be amortized in 120 monthly payments, on a daily prorated basis, from the date of signing of the contract until the maturity date. The first payment was due on February 20, 2015, and the last on January 1,  2015. In addition to the contracts, the amount of R$ 1,018,441 corresponds to the 3rd CCD, which is still in the approvals phase, with a  balance owing is R$ 1,205,588.

On December 31,2016, the Company recognized a right to reimbursement with Petrobras of R$ 2,364,318, for the price difference in the transportation portion for natural gas. For a futher discussion, see Note 11 a.1.

NOTE 21 — ADVANCES FROM CLIENTS

	12/31/2016	12/31/2015
CURRENT
Advance sale of energy — ALBRAS	60,504	54,832
Customer advances - PROINFA	560,277	593,404
	620,781	648,236
NONCURRENT
Advance sale of energy — ALBRAS	592,215	659,082
	592,215	659,082

TOTAL	1,212,996	1,307,318

21.1 — ALBRAS

The subsidiary Eletronorte sold electricity to ALBRAS in 2004 for supply during a 20-year period, at an average 750 MW*/month, through December 2006, and an average 800 MW*/month from January 2007 to December 2024, using the UHE Tucuruí balance rate as a parameter, plus an added premium, calculated based on the price of aluminum on the London Metal Exchange (LME) in England. This price established became an embedded derivative (See Note 43).

Based on these conditions, ALBRAS made an advanced purchase of electricity credits, with advance payment of R$ 1,200,000, which was recorded as a credit, in MW, of an average 43 MW*/month from June 2004 to December 2006 and average 46 MW*/month from January 2007 to December 2024, to be amortized during the period of supply, in monthly portions expressed in those average MW, according to the rate in force in the billing month, as detailed below:

Contract Date
CUSTOMER	Initial	Final	Volume in Average Megawatts (MW)
Albrás	07/01/2004	12/31/2024	750 through 12/31/2006 and 800 beginning 01/01/2007 from 353.08 to 492
BHP	07/01/2004	12/31/2024

The position and movement of this liability are demonstrated as follows:

Balance on 12/31/2015	Amortization	Gains	Balance on 12/31/2016	Current	Noncurrent
713,914	(66,867)	5,672	652,719	60,504	592,215

21.2 — PROINFA

PROINFA, established by Law 10,438/2002 as amended, diversifyies the Brazilian energy matrix with renewable energy sources, through economic leveraging of available resources and applicable technologies.

The Company ensures the purchase of the electricity produced for a 20-year period, beginning in 2006, and transfers this energy to the distribution concessionaires, free consumers, and independent producers, excluding low-income consumers, in the proportion of their consumption.

The distribution and transmission concessionaires pay the Company the value of energy in shares, equal to the cost corresponding to the interest held by captive consumers, free consumers, and independent producers connected to their installations, in twelfths, in the month prior to that of the energy consumption.

The operations relating to the purchase and sale of energy in the context of PROINFA do not affect the results of the Company.

(*) Information not audited by the independent auditors.

NOTE 22 — FINANCING AND LOANS

22.1 — Global Reversion Reserve (RGR)

The Company is authorized to withdraw amounts from the RGR, applying them to fund expansion of the Brazilian electric sector, the improvement of the electricity services and the futhering of Federal Government programs.

When, the Company withdraw amounts from the RGR, acknowledging a debt to the fund, it invests in specific projects, whose objective is:

a)        expansion of electricity distribution services;

b)        incentive for alternative sources of electric energy;

c)         studies of inventory and feasibility of utilization of hydraulic potentials;

d)        deployment of power generating plants up to 5,000 kW*, intended solely for public service in populated communities served by an isolated electrical system;

e)         efficient public lighting;

f)          electrical energy conservation by improving the quality of products and services;

g)         universalization of access to electricity.

Eletrobras will pay back the resources withdrawn from the RGR and used in granting loans to companies whithin the Brazilian electric sector, with interest of 5% per annum.

In 2016, the balance of resources taken from the Fund totaled R$ 6,647,839 (R$ 6,439,374 on December 31, 2015), included under the item Financing and loans, liabilities.

The assets of  the RGR Fund are not part of these statements, as it is a separate entity from the Company.

22.2 — Composition of loans and financing:

	12/31/2016
	FEES		PRINCIPAL
	CURRENT			NON
	Avg Rate	Value	CURRENT	CURRENT
Financial Institutions
Foreign Currency

Inter-American Development Bank (IBD)	4.40%	1,382	85,242	374,763
Corporación Andino de Fomento (CAF)	2.31%	4,607	469,378	360,566
Kreditanstalt fur Wiederaufbau (KFW)	2.73%	15	4,349	199,347
Eximbank	2.00%	433	61,287	30,633
BNP Paribas	1.17%	362	114,476	457,904
Other		5,119	128,296	641,808
		11,918	863,028	2,065,021
Bonus
Expires 07/30/2019	6.87%	109,546	—	3,259,100
Expires 10/27/2021	5.75%	67,672	—	5,703,425
		177,218	—	8,962,525
Other
MORGAN		—	—	10,846
LLOYDS		—	—	1,299
		—	—	12,145

		189,136	863,028	11,039,691
Domestic Currency
Global Reversal Reserve		—	—	6,647,839
Banco do Brasil		69,704	900,478	2,138,476
Federal Savings Bank		112,956	1,088,475	9,230,810
BNDES		595,993	1,160,612	8,890,627
Banco da Amazônia		16,289	226,500	404,998
Promissory Notes		35,310	250,000	—
Santander		—	177,311	354,622
State Grid		—	—	318,471
Other Financial Institutions		22,119	125,636	761,347
		852,371	3,929,012	28,747,190

		1,041,507	4,792,040	39,786,881

	12/31/2015
	FEES		PRINCIPAL
	CURRENT			NON
	Avg Rate	Value	CURRENT	CURRENT
Financial Institutions
Foreign Currency

Inter-American Development Bank (IBD)	4.40%	2,197	102,130	551,140
Corporación Andino de Fomento (CAF)	2.73%	6,462	562,372	994,374
Kreditanstalt fur Wiederaufbau (KFW)	2.73%	19	—	251,801
Eximbank	2.00%	839	71,187	106,769
BNP Paribas	1.57%	396	136,192	685,780
Other		4,243	126,161	757,302
		14,156	998,042	3,347,166
Bonus
Expires 07/30/2019	6.87%	114,839	—	3,904,800
Expires 10/27/2021	5.75%	70,944	—	6,833,400
		185,783	—	10,738,200

		199,939	998,042	14,085,366

Domestic Currency
Global Reversal Reserve		—	—	6,439,373
Banco do Brasil		76,226	402,598	5,861,368
Federal Savings Bank		97,404	196,538	6,759,638
BNDES		564,986	1,230,372	7,332,179
Promissory Notes		9,135	200,000	—
Other Financial Institutions		—	249,208	1,695,888
		747,751	2,278,716	28,088,446

		947,690	3,276,758	42,173,812

Controller

Eletrobras signed a contract to open credit in the gross value of R$ 6,500,000 with Caixa Econômica Federal and Banco do Brasil, at a remuneration of 119.5% of the accumulated variation of the DI Rate, to meet its needs for working capital and its investment plan. Until December 31 of 2014, the Company funded its first two disbursement installments in a total value of R$ 4,500,000, with R$ 2,769,231 disbursed by Banco do Brasil, and R$ 1,730,769 by Caixa Econômica Federal. The first and second installments of the disbursement will have a grace period for payment of principal until August 24 of 2016 and November 25 of 2016, respectively. The third disbursement installment, withdrawn on January 30 of 2015, in the sum of R$ 2,000,000, with R$ 1,230,769 disbursed by Banco do Brasil, and R$ 769,231 by Caixa Econômica Federal, which had grace period for payment of the principal until February 25, 2016.

Subsidiary Eletrosul

On March 7 of 2016, the subsidiary Eletrosul issued a second round of commercial promissory notes, in a unique series, composed of 500 commercial promissory notes with a nominal value per unit of R$ 500,000, R$ 250,000 of which matured on March 2,2017, remunerated at 100% of the accumulated variation of average daily rates of DI + a spread of 3.5% p.a. On January 25, 2017, the Company liquidated 500 promissory notes from the second issuance, in the full value of R$ 289,751,000 (principal + remuneration).

Subsidiary Eletronuclear

On June 28 of 2013, contract no. 0410.351-27/2013 was signed between the subsidiary Eletronuclear and Caixa Econômica Federal (CEF) in the sum of R$ 3,800,000, for financing of some of the Angra 3 ventures. The term of the agreement is 25 years, starting from the date of its signing, with an interest rate of 6.5% p.a. On March 21 of 2016 a second request for disbursement was made to CEF, for R$ 478,000.

A decision by the board of the National Development Bank (BNDES), on July 12 of 2016, authorized renegotiation of the debt of contract no. 10.2.2032.1, signed between the BNDES and this subsidiary on February 23, 2011, suspending the beginning of payment of the principal on the debt and partially suspending the payment of interest determined monthly. In relation to debt charges, the payment of 70% of the interest was suspended from July 15, 2016 to February 15, 2017. During this period, 30% of the interest amount determined will be settled financially, and the remainder will be capitalized into the balance owing. Starting on March 15 of 2017, the subsidiary will have to apply the full value of charges determined monthly.

Subsidiary Furnas

During fiscal 2016, the first and fourth disbursements for the contract of Furnas were released by BNDES, totaling R$ 232,799; release of the sixty to 14th disbursements in the Loan Agreement with State Grid Brazil Holding totaling R$ 158,872; release of the financing for the subsidiary Furnas from Caixa Econômica Federal (FINISA) in the value of R$ 1,130,000; and the renegotiation of the installments for April, May, June and July of 2016 in principal and charges for loasn and financing from Eletrobras (ECF and ECR), in November of 2016, in the value of R$ 194,950.

Subsidiary Eletronorte

On January 12 of 2017, the Management of Eletronorte approved, on January 12 of 2017, a loan of R$ 500,000 from Caixa Econômica Federal through Bank Credit Note (CCB), with the approval of Eletrobras, to strengthen the cash flow of the subsidiary (see explanatory note 47). The credit line will be made available as funding is required.

22.3 — Composition of loans and financing (by currency and indexer):

The debts are guaranteed by the Federal Goverment and/or Eletrobras, and are subject to charges, whose average rate in 2016 is 9.65% p.a. (9.40% p.a. in 2015), and have the following profile:

	12/31/2016		12/31/2015
	Balance in thousands of Reais	%	Balance in thousands of Reais	%
Foreign currency
USD, no index	9,242,584	20%	11,121,630	24%
USD, LIBOR	2,551,902	6%	3,729,245	8%
EURO	203,712	0%	251,820	1%
IENE	92,353	—	178,794	—
Other	1,304	—	1,858	—
Subtotal	12,091,855	27%	15,283,347	33%

Domestic currency
CDI	12,701,548	28%	11,410,983	25%
IPCA	531,933	—	532,754	1%
TJLP	10,063,827	22%	6,594,316	14%
SELIC	1,675,353	4%	2,636,254	6%
Other	1,359,417	3%	3,287,732	7%
Subtotal	26,332,078	58%	24,462,039	53%

No index	7,196,495	16%	6,652,874	14%

Total	45,620,428	100%	46,398,260	100%

The long-term portion of loans and financing have their maturity scheduled as follows:

2018	2019	2020	2021	2022	After 2022	Total
6,439,604	7,745,876	3,697,570	8,849,279	7,481,779	5,572,772	39,786,881

22.4 — Commercial financial leasing operation:

The nominal value used in the calculation of assets and liabilities arising from these contracts was determined by reference to the value set for contracting monthly power, multiplied by the installed capacity (60 to 65 MW*) and by the number of months of the contract validity.

The reconciliation of the total of future minimum payments on financial leases of the Company and its present value is shown in the table below:

	12/31/2016	12/31/2015

Less than one year	212,698	209,226
More than one and less than five years	836,902	836,902
More than five years	714,854	924,081
Charges for future financing on financial leases	(594,950)	(718,054)
Total minimum payments for financial leases	1,169,504	1,252,155

Less than one year	136,662	132,972
More than one and less than five years	558,094	431,363
More than five years	474,748	687,820
Present value of payments	1,169,504	1,252,155

22.5 — GUARANTEES

The Company participates in the capacity of an intervening guarantor for several companies whose secured amounts, projections and amounts already paid are shown in the following tables:

Company	Project	Financing Bank	Modality	Company Stake	Value of Financing	Balance Owed on 12/31/2016	Balance Guaranteed by Eletrobras	End of Guarantee
Eletrobras	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,275,156	22,752	1/15/2042
Eletrobras	Norte Energia	CEF	SPE	15.00%	1,050,000	1,218,880	12,189	1/15/2042
Eletrobras	Norte Energia	BTG Pactual	SPE	15.00%	300,000	348,251	3,483	1/15/2042
Eletrobras	Norte Energia	Contract Performance Bond	SPE	15.00%	39,225	39,225	392	4/30/2019
Eletrobras	Rouar	CAF	SPE	50.00%	31,833	31,833	318	9/30/2017
Eletrobras	Mangue Seco II	BNB	SPE	49.00%	40,951	36,132	361	10/14/2031
Eletrosul	ESBR	BNDES	SPE	20.00%	727,000	874,307	8,743	8/15/2034
Eletrosul	ESBR	BNDES	SPE	20.00%	232,500	244,931	2,449	1/15/2035
Eletrosul	ESBR	BNDES REPASSE	SPE	20.00%	717,000	890,130	8,901	8/15/2034
Eletrosul	ESBR	BNDES REPASSE	SPE	20.00%	232,500	239,625	2,396	1/15/2035
Eletrosul	Cerro Chato I, II and III	Banco do Brasil	Corporate	100.00%	223,419	100,313	1,003	7/15/2020
Eletrosul	RS Energia	BNDES	Corporate	100.00%	126,221	54,213	542	6/15/2021
Eletrosul	Artemis Transmissora de Energia	BNDES	Corporate	100.00%	170,029	27,544	275	10/15/2018
Eletrosul	UHE Mauá	BNDES	Corporate	100.00%	182,417	138,514	1,385	1/15/2028
Eletrosul	UHE Mauá	BNDES/Banco do Brasil	Corporate	100.00%	182,417	138,534	1,385	1/15/2028
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	183,330	127,838	1,278	7/15/2026
Eletrosul	SC Energia	BNDES/Banco do Brasil	Corporate	100.00%	50,000	11,741	117	5/15/2019
Eletrosul	SC Energia	BNDES/BDRE	Corporate	100.00%	50,000	11,711	117	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	103,180	23,551	236	5/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	67,017	24,590	246	3/15/2021
Eletrosul	UHE São Domingos	BNDES	Corporate	100.00%	207,000	173,333	1,733	6/15/2028
Eletrosul	RS Energia	BNDES	Corporate	100.00%	41,898	31,327	313	3/15/2027
Eletrosul	RS Energia	BNDES	Corporate	100.00%	9,413	7,670	77	8/15/2027
Eletrosul	RS Energia	BNDES	Corporate	100.00%	12,000	7,941	79	8/15/2027
Eletrosul	UHE Passo de São João	BNDES	Corporate	100.00%	14,750	10,565	106	7/15/2026
Eletrosul	Eletrosul Corporate Projects	Banco do Brasil	Corporate	100.00%	250,000	195,696	1,957	11/15/2023
Eletrosul	Teles Pires	BNDES	SPE	24.50%	296,940	336,361	3,364	2/15/2036
Eletrosul	Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	294,000	333,196	3,332	2/15/2036
Eletrosul	Teles Pires	Issuance of Debentures	SPE	24.50%	160,680	170,199	1,702	5/30/2032
Eletrosul	Livramento Holding	BNDES	SPE	49.00%	91,943	22,206	222	6/15/2030
Eletrosul	Chuí Holding	BNDES	SPE	49.00%	186,082	179,100	1,791	12/15/2031
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	BNDES	SPE	80.00%	209,974	180,788	1,808	7/15/2028
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	Issuance of Debentures	SPE	80.00%	62,040	88,054	881	9/15/2026
Eletrosul	Costa Oeste Transmissora de Energia S.A.	BNDES	SPE	49.00%	17,846	14,962	150	11/1/2022
Eletrosul	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	197,950	215,684	2,157	6/16/2031
Eletrosul	Santa Vitória do Palmar Holding S.A.	BRDE	SPE	49.00%	98,000	108,290	1,083	6/16/2031
Eletrosul	Santa Vitória do Palmar Holding S.A.	Issuance of Debentures	SPE	49.00%	44,100	55,678	557	6/15/2028
Eletrosul	Transmissora Sul Litorânea do Brasil	BNDES	SPE	51.00%	252,108	231,974	2,320	2/15/2029
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	29,854	45,709	457	12/30/2038
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	136,064	157,988	1,580	12/30/2042
Eletrosul	Complexo Eólico Livramento - Entorno II	CEF	Corporate	100.00%	200,000	212,844	2,128	8/7/2017
Eletrosul	Eletrosul 2 Corporate Projects	BTG Pactual	Corporate	100.00%	250,000	285,310	2,853	3/2/2017
Eletrosul	Eólica Hermenegildo I S/A	BNDES	SPE	99.99%	109,566	109,042	1,090	6/15/2032
Eletrosul	Eólica Hermenegildo I S/A	BRDE	SPE	99.99%	47,764	49,474	495	6/15/2032
Eletrosul	Eólica Hermenegildo II S/A	BNDES	SPE	99.99%	109,590	109,080	1,091	6/15/2032
Eletrosul	Eólica Hermenegildo II S/A	BRDE	SPE	99.99%	47,775	47,854	479	6/15/2032
Eletrosul	Eólica Hermenegildo III S/A	BNDES	SPE	99.99%	93,367	92,933	929	6/15/2032
Eletrosul	Eólica Hermenegildo III S/A	BRDE	SPE	99.99%	40,703	40,771	408	6/15/2032
Eletrosul	Eólica Chuí IX S/A	BNDES	SPE	99.99%	31,561	31,414	314	6/15/2032
Eletrosul	Eólica Chuí IX S/A	BRDE	SPE	99.99%	13,758	13,781	138	6/15/2032
Eletronorte	São Luis II and III	BNDES	Corporate	100.00%	13,653	7,859	79	11/15/2024
Eletronorte	Miranda II	BNDES	Corporate	100.00%	47,531	20,069	201	11/15/2024
Eletronorte	Ribeiro Gonç./Balsas	BNB	Corporate	100.00%	70,000	57,300	573	6/3/2031
Eletronorte	Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	19,860	199	1/10/2029
Eletronorte	Nobres Substation	BNDES	Corporate	100.00%	10,000	6,567	66	3/15/2028
Eletronorte	Miramar/Tucuruí Substation	BNDES	Corporate	100.00%	31,000	21,539	215	8/15/2028
Eletronorte	Expansion of Lechuga Substation	BNDES	Corporate	100.00%	35,011	24,878	249	10/15/2028
Eletronorte	Norte Brasil Transmissora	BNDES	SPE	49.00%	514,500	458,514	4,585	12/15/2029
Eletronorte	Norte Brasil Transmissora	Issuance of Debentures	SPE	49.00%	98,000	139,868	1,399	9/15/2026
Eletronorte	Linha Verde Transmissora	BASA	Corporate	100.00%	185,000	201,441	2,014	11/10/2032
Eletronorte	Manaus Transmissora	BNDES	SPE	30.00%	120,300	95,822	958	12/15/2026
Eletronorte	Energy Transmission Station	BNDES	Corporate	100.00%	505,477	390,994	3,910	11/15/2028
Eletronorte	Energy Transmission Station	BASA	Corporate	100.00%	221,789	201,375	2,014	10/15/2031
Eletronorte	Energy Transmission Station	BASA	Corporate	100.00%	221,789	214,959	2,150	7/10/2031
Eletronorte	Rio Branco Transmissora	BNDES	Corporate	100.00%	138,000	109,763	1,098	3/15/2027
Eletronorte	Transmissora Matogrossense Energia	BASA	SPE	49.00%	39,200	36,975	370	2/1/2029

Company	Project	Financing Bank	Modality	Company Stake	Value of Financing	Balance Owed on 12/31/2016	Balance Guaranteed by Eletrobras	End of Guarantee
Eletronorte	Transmissora Matogrossense Energia	BNDES	SPE	49.00%	42,777	29,411	294	5/15/2026
Eletronorte	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	26,829	268	10/15/2029
Eletronorte	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	26,936	269	10/15/2029
Eletronorte	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	28,276	283	10/15/2029
Eletronorte	Belo Monte Transmissora de Energia S.A.	Itau BBA	SPE	24.50%	49,735	49,854	499	4/26/2017
Eletronorte	Belo Monte Transmissora de Energia S.A.	Santander	SPE	24.50%	49,000	49,119	491	4/26/2017
Eletronorte	Belo Monte Transmissora de Energia S.A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	318,795	3,188	7/28/2029
Eletronorte	Belo Monte Transmissora de Energia S.A.	ABC	SPE	24.50%	18,375	19,264	193	5/31/2017
Eletronorte	Belo Monte Transmissora de Energia S.A.	Bank of China	SPE	24.50%	6,125	6,310	63	4/30/2017
Eletronorte	Belo Monte Transmissora de Energia S.A.	PINE	SPE	24.50%	6,125	6,392	64	5/31/2017
Eletronorte	Belo Monte Transmissora de Energia S.A.	China Construction Bank	SPE	24.50%	93,100	96,894	969	3/31/2017
Eletronorte	Belo Monte Transmissora de Energia S.A.	ICBC	SPE	24.50%	9,800	9,849	98	6/30/2017
Eletronorte	Norte Energia	BNDES	SPE	19.98%	2,697,300	3,030,508	30,305	1/15/2042
Eletronorte	Norte Energia	CEF	SPE	19.98%	1,398,600	1,623,548	16,235	1/15/2042
Eletronorte	Norte Energia	BTG Pactual	SPE	19.98%	399,600	463,871	4,639	1/15/2042
Eletronorte	Implementation of PAR and PMIS	BNDES	Corporate	100.00%	361,575	322,784	3,228	12/15/2023
Eletronorte	Porto Velho Transmissora de Energia	BNDES	Corporate	100.00%	283,411	245,676	2,457	8/15/2028
Eletronorte	Reinforcement of Working Capital Structure	CEF	Corporate	100.00%	400,000	391,658	3,917	4/30/2019
Eletronorte	UHE Sinop	BNDES	SPE	24.50%	256,270	175,203	1,752	6/15/2038
Eletronuclear	Angra III	BNDES	Corporate	100.00%	6,146,256	3,480,338	34,803	6/15/2036
Chesf	ESBR	BNDES	SPE	20.00%	727,000	874,307	8,743	8/15/2034
Chesf	ESBR	BNDES	SPE	20.00%	232,500	244,931	2,449	1/15/2035
Chesf	ESBR	BNDES REPASSE	SPE	20.00%	717,000	890,130	8,901	8/15/2034
Chesf	ESBR	BNDES REPASSE	SPE	20.00%	232,500	239,625	2,396	1/15/2035
Chesf	Manaus Transmissora	BNDES	SPE	19.50%	78,195	62,284	623	12/15/2026
Chesf	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,275,156	22,752	1/15/2042
Chesf	Norte Energia	CEF	SPE	15.00%	1,050,000	1,218,880	12,189	1/15/2042
Chesf	Norte Energia	BTG Pactual	SPE	15.00%	300,000	348,251	3,483	1/15/2042
Chesf	IE Madeira	BASA	SPE	24.50%	65,415	77,112	771	7/10/2032
Chesf	IE Madeira	BNDES	SPE	24.50%	455,504	376,324	3,763	2/15/2030
Chesf	IE Madeira	Issuance of Debentures	SPE	24.50%	85,750	122,200	1,222	3/18/2025
Chesf	Chesf 1 Corporate Projects	Banco do Brasil	Corporate	100.00%	500,000	256,404	2,564	9/28/2018
Chesf	Chesf 2 Corporate Projects	CEF	Corporate	100.00%	400,000	253,531	2,535	2/27/2019
Chesf	IE Garanhuns S/A	BNDES	SPE	49.00%	175,146	154,009	1,540	12/15/2028
Chesf	Chesf 3 Corporate Projects	BNDES	Corporate	100.00%	727,560	393,417	3,934	6/15/2029
Chesf	Chesf 4 Corporate Projects	BNDES	Corporate	100.00%	475,454	238,320	2,383	6/15/2029
Chesf	UHE Sinop	BNDES	SPE	24.50%	256,270	175,203	1,752	6/15/2038
Chesf	Chesf 5 Corporate Projects	CEF	Corporate	100.00%	200,000	202,616	2,026	9/6/2021
Furnas	UHE Batalha	BNDES	Corporate	100.00%	224,000	150,921	1,509	12/15/2025
Furnas	UHE Simplício	BNDES	Corporate	100.00%	1,034,410	647,658	6,477	7/15/2026
Furnas	UHE Baguari	BNDES	Corporate	100.00%	60,153	36,357	364	7/15/2026
Furnas	SUNDRY	Banco do Brasil	Corporate	100.00%	750,000	758,618	7,586	10/31/2018
Furnas	BASA 2008 Rollover	Banco do Brasil	Corporate	100.00%	208,312	220,535	2,205	2/7/2018
Furnas	Innovation Projects	FINEP	Corporate	100.00%	268,503	161,366	1,614	11/15/2023
Furnas	Corporate Financing	Banco do Brasil	Corporate	100.00%	400,000	379,973	3,800	12/6/2023
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,594,159	1,999,596	19,996	3/15/2034
Furnas	UHE Santo Antônio	BNDES	SPE	39.00%	1,574,659	2,064,091	20,641	3/15/2034
Furnas	UHE Santo Antônio	BASA	SPE	39.00%	196,334	238,746	2,387	12/15/2030
Furnas	UHE Santo Antônio	Issuance of Debentures	SPE	39.00%	163,800	218,533	2,185	1/24/2023
Furnas	UHE Santo Antônio	Issuance of Debentures	SPE	39.00%	273,000	242,225	2,422	3/1/2024
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	435,508	376,498	3,765	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	217,754	190,533	1,905	9/15/2027
Furnas	UHE Foz do Chapecó	BNDES	SPE	40.00%	4,009	2,861	29	9/15/2027
Furnas	Centroeste de Minas	BNDES	SPE	49.00%	13,827	8,929	89	4/15/2023
Furnas	Rei dos Ventos 1 Eolo	BNDES	SPE	24.50%	30,851	26,829	268	10/15/2029
Furnas	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	26,936	269	10/15/2029
Furnas	Rei dos Ventos 3	BNDES	SPE	24.50%	32,533	28,276	283	10/15/2029
Furnas	IE Madeira	BASA	SPE	24.50%	65,415	77,112	771	7/10/2032
Furnas	IE Madeira	BNDES	SPE	24.50%	455,504	376,324	3,763	2/15/2030
Furnas	IE Madeira	Issuance of Debentures	SPE	24.50%	85,750	122,200	1,222	3/18/2025
Furnas	Teles Pires	BNDES	SPE	24.50%	296,940	336,361	3,364	2/15/2036
Furnas	Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	294,000	333,196	3,332	2/15/2036
Furnas	Teles Pires	Issuance of Debentures	SPE	24.50%	160,680	197,578	1,976	5/31/2032
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	2,418	1,759	18	5/15/2023
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	5,536	4,655	47	3/15/2028
Furnas	Belo Monte Transmissora de Energia S.A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	318,471	3,185	7/28/2029
Furnas	Belo Monte Transmissora de Energia S.A.	ABC	SPE	24.50%	18,375	19,264	193	5/31/2017
Furnas	Belo Monte Transmissora de Energia S.A.	Bank of China	SPE	24.50%	6,125	6,310	63	4/30/2017
Furnas	Belo Monte Transmissora de Energia S.A.	PINE	SPE	24.50%	6,125	6,313	63	5/31/2017
Furnas	Belo Monte Transmissora de Energia S.A.	China Construction Bank	SPE	24.50%	93,100	96,894	969	3/31/2017
Furnas	Belo Monte Transmissora de	ICBC	SPE	24.50%	9,800	9,849	98	6/30/2017

Company	Project	Financing Bank	Modality	Company Stake	Value of Financing	Balance Owed on 12/31/2016	Balance Guaranteed by Eletrobras	End of Guarantee
	Energia S.A.
Furnas	Mata de Santa Genebra	Issuance of Debentures	SPE	49.90%	234,031	244,019	2,440	6/30/2017
Furnas	2012-2014 Investment Plan	BNDES	Corporate	100.00%	441,296	224,125	2,241	6/15/2029
Furnas	Empresa de Energia São Manoel	BNDES	SPE	33.33%	437,996	345,656	3,457	12/12/2038
Furnas	Empresa de Energia São Manoel	Issuance of Debentures	SPE	33.33%	93,332	98,119	981	12/15/2018
Amazonas	Amazonas	Acknowledgement of Debt - Petrobras/BR	Corporate	100.00%	2,405,979	2,831,333	28,313	1/30/2025
Eletroacre	Eletroacre	Acknowledgement of Debt - Petrobras/BR	Corporate	100.00%	91,774	82,979	830	1/30/2025
Boa Vista	Boa Vista	Acknowledgement of Debt - Petrobras/BR	Corporate	100.00%	19,320	16,101	161	12/31/2024
Cepisa	Corporate Project	CEF	Corporate	100.00%	94,906	50,749	507	8/30/2026
Ceal	Ceal Corporate Project	Banco IBM S/A	Corporate	100.00%	10,736	6,742	67	12/31/2019
Total					47,014,782	44,813,837	448,138

The company included in the item other liabilities, under noncurrent liabilities, the fair value of sums guaranteed by the Company on resources already released by the financing banks. The provision is based on the fair value of Eletrobras’ guarantee, as shown below:

Provisioned Value:
Guarantee owed on 12/31/2013	272,795
Period changes	115,165
Guarantee owed on 12/31/2014	387,960
Period changes	30,266
Guarantee owed on 12/31/2015	418,226
Period changes	29,912
Guarantee owed on 12/31/2016	448,138

a)             UHE Simplício - project of the subsidiary Furnas, with an installed generating capacity of 333.7 MW*. The project has 100% Furnas participation. Therefore, the guarantee of the Company is 100% of the financing.

b)             UHE Jirau - SPE Energia Sustentável do Brasil, formed by the subsidiaries Eletrosul, CHESF and GDF Suez Energy, with installed capacity of 3,750 MW*. For the project two loans were taken out with BNDES, one direct and the other indirect, via intermediary banks, to be paid in 240 months. The company is guaranteeing the participation of each of its subsidiaries-Eletrosul (20%) and CHESF (20%).

c)              UHE Santo Antônio - SPE Santo Antônio Energia, formed by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia — FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. and Andrade Gutierrez Participações S/A, with an installed capacity of 3,568 MW*. The Company is a consenting intervening party in financing with the BNDES and with the Banco da Amazônia, with its intervention limited to the participation of Furnas (39%).

d)             UHE Foz do Chapecó - SPE Foz do Chapecó Energia, whose power plant has an installed capacity of 855 MW*, has the Company as guarantor of the contractual instruments with the BNDES, totaling, in substitution of Bank Financing previously contracted, limited to the percentage of Furnas in SPC (40%).

e)              Norte Brasil Transmissora de Energia -SPC, with participation of Eletronorte (24.5%) and Eletrosul (24.5%) and has as its objective the implementation, operation and maintenance of the Porto Velho/Araraquara transmission line, with an extension of 2,375 km*.

f)               Manaus Transmissora de Energia -SPC, which has the participation of Eletronorte (30%) and Chesf (19.5%) has as its objective to implement and operate 4 substations and a 585 km transmission line (LT Oriximiná/Itacoatiara/Cariri). The company provides guarantees on two loans in this project (BASA and BNDES).

g)              IE Madeira - SPC Interligação Elétrica, with participation of Furnas (24.5%) and Chesf (24.5%). In this project, there is a counter guarantee of the Company in the Bank Financing Contracts, in guarantee of the short-term loan from the BNDES, limited to the participation of its subsidiaries. There is also a short-term loan from BNDES, in which the company acts as an intervening party in proportion to its subsidiaries.

h)             UHE Belo Monte -SPC Norte Energia, with an installed capacity of 11,233 MW*, of Chesf (15%), Eletronorte (19.98%) and Eletrobras (15%) in addition to other partners. The provision of the guarantee of the Company in favor of the SPC for the obligations by the insurer JMALUCELLI, under the guarantee insurance contract. The Company is also involved in a short term loan agreement with the BNDES.

i)                 Angra III — the company is the guarantor for the financing of Eletronuclear with the BNDES, to build the corporate project of the UTN Angra III.

j)                Norte Energia S.A. — a closed capital special-purpose company, for the purpose of performing all activites needed for the implementation, maintenance, and exploration of the Belo Monte Hydroelectric Power Plant (UHE Belo Monte). The Company holds 49.98% of the capital of Norte Energia.

k)             Teles Pires — special purpose company, with the participation of Eletrosul (24.5%), Furnas (24.5%), Neoenergia (50.1%) and Odebrecht Energia (0.9%). It has an installed power of 1,820 megawatts, enough to supply 5 million inhabitants.

l)                 Amazonas D — a closed capital company, subsidiary of the Company. Acting as responsible for provision of the public service of distribution of electricity to 22 cities in the state of Amazonas.

(*) Information not audited by the independent auditors

NOTE 23 — DEBENTURES

Parent company	Issuer	Date of issuance	Main characteristics	Interest rate	Expires	Balance on 12/31/2016	Balance on 12/31/2015
Eletronorte	Issued by ETE (incorporated by Eletronorte in March 2014)	06/2011	Private subscription of first issuance of Parent Company made out to the Amazon Development Fund (FDA) and custodied by the contract operator, Banco da Amazônia S.A., with real guarantee and bond, in four series, all convertible to stock in the SPE, with or without voting rights.	TJLP + 1.65% p.a.	7/10/2031	201,375	219,803

Eletrosul	SPE Chuí IX - 1st Issuance	10/20/2014	Simple debentures, not convertible to stock, in a single series, unsecured, with additional real guarantee and bond subject to public distribution with restricted distribution efforts.	100% CDI + spread of 1.90% p.a.	1/18/2016	—	25,807

Eletrosul	SPE Chuí IX - 2nd Issuance	5/20/2015	Simple debentures, not convertible to stock, in a single series, unsecured, with additional real guarantee and bond subject to public distribution with restricted distribution efforts.	100% CDI + spread of 3.45% p.a.	1/18/2016	—	11,355

Eletrosul	SPE Hermenegildo I - 1st Issuance	10/20/2014	Simple debentures, not convertible to stock, in a single series, unsecured, with additional real guarantee and bond subject to public distribution with restricted distribution efforts.	100% CDI + spread of 1.90% p.a.	1/18/2016	—	81,751

Eletrosul	SPE Hermenegildo I - 2nd Issuance	5/20/2015	Simple debentures, not convertible to stock, in a single series, unsecured, with additional real guarantee and bond subject to public distribution with restricted distribution efforts.	100% CDI + spread of 3.45% p.a.	1/18/2016	—	33,073

Eletrosul	SPE Hermenegildo II - 1st Issuance	10/20/2014	Simple debentures, not convertible to stock, in a single series, unsecured, with additional real guarantee and bond subject to public distribution with restricted distribution efforts.	100% CDI + spread of 1.90% p.a.	1/18/2016	—	81,751

Eletrosul	SPE Hermenegildo II - 2nd Issuance	5/20/2015	Simple debentures, not convertible to stock, in a single series, unsecured, with additional real guarantee and bond subject to public distribution with restricted distribution efforts.	100% CDI + spread of 3.45% p.a.	1/18/2016	—	17,673

Eletrosul	SPE Hermenegildo III - 1st Issuance	10/20/2014	Simple debentures, not convertible to stock, in a single series, unsecured, with additional real guarantee and bond subject to public distribution with restricted distribution efforts.	100% CDI + spread of 1.90% p.a.	1/18/2016	—	69,039

Eletrosul	SPE Hermenegildo III - 2nd Issuance	5/20/2015	Simple debentures, not convertible to stock, in a single series, unsecured, with additional real guarantee and bond subject to public distribution with restricted distribution efforts.	100% CDI + spread of 3.45% p.a.	1/18/2016	—	22,222
						201,375	562,474
Total Current Liabilities						12,442	357,226
Total Noncurrent Liabilities						188,933	205,248

NOTE 24 — COMPULSORY LOAN

The Compulsory Loan on the consumption of electric energy, established by Law 4,156/1962 in order to generate resources for expansion of the Brazilian electric sector, was eliminated by Law 7,181 of December 20, 1983, which set the date of December 31, 1993 as the deadline for the collection.

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

The remaining Compulsory Loan balance, after the fourth conversion into shares, on April 30 of 2008, related to credits created from 1988 to 2004, is registered under current and non-current liabilities, maturing starting in 2008, and are remunerated at the rate of 6% a year, plus monetary update based on the variation of the IPCA-E, and as of 2016, correspond to R$ 509,133 (R$ 523,635 on December 31, 2015), of which R$ 460,940 are non-current (R$ 466,005 on December 31, 2015).

The Bearer Bonds issued due to the Compulsory Loan are not securities, are not tradable on the stock market, are not priced and are not payable. In this way, the Company’s management clarifies that the Company has no debentures in circulation.

The issuance of these securities was legally mandatory, and not a corporate decision by the Company. Likewise, its taking by bondholders was not an act of their will, but a legal duty, by force of Law 4,156/1962.

The CVM (Brazilian securities commission), issued a decision by its collegiate issued in administrative process CVM RJ 2005/7230, lodged by holders of the mentioned securities, affirmed in a document that “the obligations issued by the Company due to Law 4,156/1962 cannot be considered market securities.”

The CVM also understood that there is no irregularity in the procedures adopted by the Company in its Financial Statements, with regards to the aforementioned obligations, neither in the publishing of the existence of legal action.

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

As such, the liabilities related to the Compulsory Loan refer to residual credits, created from 1988 to 1994, from industrial consumers with consumption greater than 2,000 kWh*, in the second phase of this Compulsory Loan, as well as to interest on those credits not claimed, as shown:

	12/31/2016	12/31/2015
CURRENT
Interest Payable	48,193	57,630

NONCURRENT
Credits collected	460,940	466,005
TOTAL	509,133	523,635

NOTE 25 — FUEL CONSUMPTION ACCOUNT — CCC

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

	12/31/2016	12/31/2015
Current assets	195,966	195,966
Noncurrent Assets	6,919	13,331
Total	202,885	209,297

Current liabilities	—	—
Noncurrent liabilities	482,179	452,948
Total	482,179	452,948

The enactment of law 12,783/2013 extinguished the mandatory nature of contributing to this charge, for concessionaires of the public service of electrical energy.

On June 23 of 2016, Provisional Measure no. 735 establishes that, starting on January 1 of 2017, the activities related to the management and administration of the sector funds RGR, CDE, and CCC will be transferred to the Electricity Marketing Chamber (CCEE). On November 17 of 2016, this provisional measure was converted into Law 13,360, establishing that the activities related to the management and administration of these funds must be transferred to the Electricity Marketing Chamber (CCEE) by April 30 of 2017.

NOTE 26 — TAXES PAYABLE AND INCOME TAX AND SOCIAL CONTRIBUTIONS — LIABILITY

26.1 — Taxes payable

	12/31/2016	12/31/2015
Current liabilities:
Taxes Withheld at Source (IRRF)	288,537	239,721
PASEP and COFINS	314,435	577,998
ICMS	214,385	211,659
PAES / REFIS	175,462	185,441
IR/CS installment	37,679	—
INSS/FGTS	134,907	139,792
ISS	41,585	40,844
Other	129,099	161,123
Total	1,336,089	1,556,578

	12/31/2016	12/31/2015
Noncurrent liabilities:
PASEP and COFINS	204,284	75,323
Deferred PASEP and COFINS	40,319	181,991
PAES / REFIS	589,200	595,691
IR/CS installment	135,016	—
INSS/FGTS	32,847	31,884
Other	58,214	15,420
Total	1,059,880	900,309

26.2 — Income tax and social contributions

	12/31/2016	12/31/2015
Current liabilities:
Current income tax	447,236	431,712
Current social contributions	159,612	149,632
	606,848	581,344
Noncurrent liabilities:
Deferred IRPJ/CSLL	8,305,606	1,003,796

26.3 — Reconciliation of expense with income tax and social contributions

	12/31/2016		12/31/2015		12/31/2014
	IRPJ	CSLL	IRPJ	CSLL	IRPJ	CSLL
Profit (loss) before IRPJ and CSLL	12,182,725	12,182,725	(11,207,024)	(11,207,024)	(4,457,135)	(4,457,135)
Taxable base

Total IRPJ and CSLL calculated at 25% and 9%, respectively	(3,045,681)	(1,096,445)	2,801,756	1,008,632	1,114,284	401,142

Effects of additions and exclusions:
Revenue from dividends	25,838	9,301	15,563	20,350	25,555	9,198
Equity method	801,378	288,496	132,862	47,830	(304,210)	(109,516)
Tax losses offset	172,498	62,099	—	—	—	—
Establishing of tax credits	500,021	180,007	—	—	—	—
Deferred taxes unrecognized/written off	(4,044,525)	(1,465,668)	(4,001,603)	(1,402,293)	(2,805,474)	(1,086,660)
Deferred taxes recognized from previous fiscal years	—	—	—	—	812,366	294,192
Tax incentives	185,217	—	18,088	—	111,197	2,075
Donations	(35,439)	(12,758)	—	—	—	—
Other additions and exclusions	(781,878)	(253,278)	476,987	171,715	(121,746)	(42,921)

Total revenue (expenses) from IRPJ and CSLL	(6,222,572)	(2,288,246)	(556,347)	(153,765)	(1,168,029)	(532,490)
Effective rate	-51.08%	-18.78%	4.96%	1.37%	26.21%	11.95%

26.4 — Tax Incentives - SUDENE

Provisional Measure 2.199-14, of August 24, 2001, amended by Law 11.196, of November 21, 2005, allowed companies located in the Northeast Region with ventures in the infrastructure sector considered by act of the Executive branch to be a priority for regional development, to reduce the income tax amount owed for the purpose of investing in projects of installation, expansion, modernization or diversification.

Regarding concession contracts nos. 006/2004 of generation, and no. 061/2001 of transmission (both signed by the CHESF), the right to the incentive reducing 75% of income tax covers the years of 2008 to 2017. For transmission contracts numbers 008/2005 and 007/2005, the right to the reduction incentive was granted for the period of 2011 to 2020. For contracts with a tax incentive, the income tax rate of 25% becomes 6.25%.

26.5 — Special payment plan - PAES

The subsidiaries Furnas, Eletrosul, Eletroacre and Distribuição Alagoas chose to refinance tax debts. The financing term is limited to 180 months, and the balance owed is corrected by the long-term interest rate (TJLP) and SELIC rate.

26.6 — Tax Recovery Program (REFIS) — Law 12,865/2013

On December 30, 2013, Furnas chose the REFIS, for processes related to the PASEP, COFINS and PASEP/COFINS taxes.

The financing term is limited to 180 months, and the balance owing is corrected by the SELIC.

26.7 — Deferred PASEP and COFINS on Active Foreign Exchange Variance

On April 1 of 2015, Decree no. 8,426 was published, which reestablished the rates of 0.65% and 4%, respectively, for the PIS/PASEP and COFINS due on financial revenue earned by legal entities subject to the non-cumulative incidence regime, valid starting on July 1 of 2015.

However, with the advent of Decree no. 8,451, published on May 19 of 2015, the Federal Government reestablished the PIS/PASEP and COFINS rates due on financial revenue from monetary variances to zero, because of the exchange rate, derived from: (I) operations to export goods and services abroad; and (ii) obligations contracted by the legal entity, including loans and financing.

Since Decree no. 8,451 established that the rate of zero will be maintained only for the above-mentioned operations, the Controller, when settling the corresponding transactions, now collects the PIS/PASEP and COFINS contributions due on monetary variances derived from the fluctuation of the foreign currency observed in the loan agreements granted by the Company.

In this context, due to the deferral of taxation on exchange variances when settling operations, the Controller maintains in the deferred noncurrent PIS/PASEP and COFINS liabilities, on December 31, 2016, the sums of R$ 311 (R$ 25,440 on December 31 of 2015) and R$ 1,911 (R$ 156,551 on December 31 of 2015), respectively.

NOTE 27 — REGULATORY FEES

	12/31/2016	12/31/2015
CURRENT LIABILITIES
RGR Fee	56,083	154,753
CDE Fee	53,733	38,979
PROINFA Fee	14,152	45,819
Compensation for use of water resources	72,456	56,932
Electricity Services Inspection Fee	29,819	5,223
Research and Development (R&D)	126,071	356,920
Energy Efficiency Program (PEE)	258,590	24,397
Other	36,297	12,377
	647,201	695,400
NONCURRENT LIABILITIES
RGR Fee	21,093	8,184
Research and Development (R&D)	528,865	404,623
Energy Efficiency Program (PEE)	65,295	49,388
	615,253	462,195

TOTAL	1,262,454	1,157,595

27.1 — Global Reversal Reserve - RGR

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

Concessionaires pay their annual share into the Fund, which is not controlled by the Company, in an attached bank account managed by the Company, which manages the account within the limits established by Law 5,655/1971 and later amendments, also not reflected in the Company’s Financial Statements, since it is an entity independent of the Company.

According to Art. 20 of Law no. 12,431, of 2011, this fee was extended until 2035, whereas it had originally been established to expire at the end of 2010. With the publishing of Law 12,783/2013, starting on January 1, 2013, the following were no longer required to pay into the RGR annually:

a)                   concessionaires and permit-holders of the public service of electrical energy distribution;

b)                   concessionaires of the public service of electrical energy transmission tendered after September 12, 2012; and

c)                    concessionaires of the public service of transmission and generation of electrical energy renewed in accordance with Law 12,783/2013.

27.2 — Energy Development Account (CDE)

The Energy Development Account (CDE) is intended to promote the development of energy in the states, projects to universalize electrical energy services, the program to subsidize low-income consumers, and expansion of the natural gas grid to serve states that do not yet have pipelines.

The CDE was created on April 26 of 2002, is managed by the Company, fulfilling a program set out by the Ministry of Mines and Energy, and does not affect the Company’s results.

The CDE is also used to guarantee the competitiveness of energy produced from alternative sources (eolic, small hydroelectric plants and biomass) and from national mineral coal.

Starting in 2013, as one of the instruments to enable a reduction in light bills, this contribution was reduced to 25% of the current rate.

27.3 — PROINFA

The Federal government program for the development of projects to diversify Brazil’s energy grid and foster alternative sources of electrical energy, created by Law 10,438, of April 2002, is managed by the Company and seeks regional solutions for the use of renewable energy sources.

The PROINFA establishes the operation of 144 plants, totaling 3,299.40 MW* of installed capacity. The plants in the program account for the generation of approximately 12,000 GWh/year—an amount capable of supplying about 6.9 million residences and equivalent to 3.2% of the total annual consumption in the country. The 3,299.40 MW* contracted are divided into 1,191.24 MW* from 63 Small Hydroelectric Plants (PCHs), 1,422.92 MW* from 54 eolic plants, and 685.24 MW* from 27 biomass plants. This energy is guaranteed contracting for 20 years by the Company. Operations performed under PROINFA do not affect the Company’s results (which is responsible for payment).

(*) Information not audited by the independent auditors

27.4 — Financial compensation for the use of water resources

Financial compensation for the use of water resources for the purposes of generating electrical energy was instituted by the Federal Constitution of 1988, and are a percentage that concessionaires of hydroelectric generation pay for the use of water resources. ANEEL manages the collection and distribution of resources among beneficiaries: States, cities and entities directly managed by the Federal Goverment.

As established by Law 8,001, of March 13, 1990, with the amendments given by Laws 9,433/1997, 9,984/2000 and 9,993/2000, 45% of the resources are destined for cities affected by the UHE reservoirs, while states are entitled to another 45%. The Federal Goverment gets 10% of the total. Generators characterized as Small Hydroelectric Plants (PCHs) are exempt from payment of this financial compensation.

The concessionaires pay 6.75% of the value of energy produced as Financial Compensation.

27.5 — Fee for Oversight of Electrical Energy Services

The Fee for Oversight of Electrical Energy Services (TFSEE) was created by Law 9,427, of December 26, 1996, and regulated by Decree 2,410, of November 28, 1997, to create revenue for the National Electrical Energy Agency, to cover its administrative and operating expenses.

The TFSEE is equivalent to 0.5% of the economic value added by the concessionaire, permit-holder or authorization holder, including in cases of independent production and self-production, the exploration of services and electrical energy facilities.

The TFSEE is owed since January 1 of 1997, and is set annually by ANEEL and paid in twelve monthly installments.

27.6 — Research and Development — R&D

Electricity concessionaires are obligated every year to invest the sum of at least 1% of their adjusted net operating revenue into research and development of the electrical sector, in the terms of Law no. 9,991, of July 24, 2000.

R&D resources are intended to cost the studies and research on planning and expansion of the energy system, as well as on inventory and feasibility required to take advantage of hydroelectric potential.

Complying with the order of said legal devices, in counterpart to the entries recorded in liabilities, with the concessionaires account as, in research and development, and is a deduction from operating revenue.

NOTE 28 — SHAREHOLDERS’ COMPENSATION

	12/31/2016	12/31/2015
Current
Unclaimed dividends	25,312	40,518
Dividends withheld from previous years	1,837	3,004
Fiscal year minimum mandatory dividends	435,742	—
	462,891	43,522

28.1 — Dividends Retained from Previous Fiscal Years

In January, 2010, The Company’s board of directors ordered payment of the balance of the Special Undistributed Dividend Reserve, in four annual payments starting in fiscal 2010, inclusive.

28.2 — Unclaimed Dividends

The balance of the remuneration to shareholders, demonstrated in current liabilities, contains the sum of R$ 24,339 (R$ 40,518 on December 31, 2015) with the controller, and R$ 25,312 (R$ 41,333 on December 31 of 2015) in the consolidated, referring to unclaimed remuneration from the years of 2013, 2014 and 2015. The remuneration for 2011 and earlier has prescribed, in accordance with the Company’s bylaws.

28.3 — Minimum mandatory dividends in the year

The Company’s bylaws establish as minimum mandatory dividend 25% of the net profit, adjusted as per corporate legislation, respecting the minimum remuneration for preferred shares in classes A and B, of 8% and 6%, respectively, of the nominal value of the company capital for these types and classes of shares, and with the possibility of payment of interest on equity (see Note 35).

NOTE 29 — POST-EMPLOYMENT BENEFITS

29.1 — Post employment benefits

The companies in Eletrobras sponsor pension plans for their employees, as well as post-employment medical assistance plans and life insurance in certain cases. Those benefits are classified as defined benefits (DB) and defined contributions (CD).

Due to the decentralized structure of Eletrobras, each segment sponsors its own package of employee benefits. In general, the Group offers its current and future retirees and its dependents pension benefits, and post-employment medical assistance and life insurance, as presented in the following chart:

Types of retirement benefits sponsored by Eletrobras’ companies

	Pension plans			Other retirement benefits
Company	BD Plan	Salary Plan	CD Plan	Life Insurance	Health Plan
Eletrobras	X		X	X	X
Amazonas	X		X
Boa Vista	X		X		X
Ceal	X		X		X
Cepisa	X		X
Ceron			X
CGTEE	X
Chesf	X	X	X	X
Eletroacre			X
Eletronorte	X		X	X	X
Eletronuclear	X				X
Eletrosul	X		X		X
Furnas	X		X	X	X

The retirement benefit plan normally exposes the Group to actuarial risks, such as investment risk, interest rate risk, longevity risk, and salary risk.

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

The charts below present a reconciliation of the present value of the defined benefit obligations and the fair value of assets whose values are recorded on the balance sheets for pension benefits and for all other post-employment benefits. Next we will present the consolidated results of Eletrobras group. The most recent actuarial valuation of plan assets and of the present value of the defined benefits obligation was conducted on December 31, 2016.

The balance of post-employment obligations is presented below:

Retirement benefit obligations - amounts recorded in the balance sheet	2016	2015
Pension plans	2,214,342	1,693,130
Health and life insurance plans	253,212	272,296
Other retirement benefit obligations	8,093	8,259
Total retirement benefit obligations	2,475,647	1,973,685
Current	107,571	114,861
Noncurrent	2,368,076	1,858,824

a) Reconciliation of the liabilities of the pension plans and other benefits

Defined benefit retirement plans - Amounts recorded in balance sheet and statement of profits/losses for the fiscal year	2016	2015	2014

Present value of actuarial obligations partially or fully covered	21,682,893	17,867,309	18,494,073
Fair value of plan assets (-)	(22,025,946)	(18,905,009)	(19,300,597)
Net liabilities (assets)	(343,054)	(1,037,700)	(806,524)

Effect of restriction on assets	2,077,026	1,890,266	1,916,652
Actuarial debt contracted between sponsor and plan	1,397,984	842,672	1,271,936
Financial debt contracted between sponsor and plan	15,479	58,543	191,664
Other pension benefits	171,289	99,214	—
Value of retirement benefit liabilities (assets)	2,214,342	1,693,130	1,885,914

Current net cost of service	(71,682)	(53,494)	(47,310)
Net interest cost	103,593	125,220	70,338
Actuarial expense (revenue) recorded for fiscal year	31,911	71,727	23,028

Other retirement benefits - Amounts recorded in balance sheet and statement of profits/losses for the fiscal year	2016	2015	2014

Present value of actuarial obligations partially or fully covered	253,212	272,296	374,252
Fair value of plan assets (-)	—	—	—
Net liabilities (assets)	253,212	272,296	374,252

Value of other retirement benefit liabilities (assets)	253,212	272,296	374,252

Current cost of service	13,711	14,147	19,238
Net interest cost	35,601	43,639	42,626
Actuarial expense (revenue) recorded for fiscal year	49,312	57,786	61,864

b) Disclosure of Defined Pension Benefits

Consolidated results of defined pension benefits — reconciliation of present value of the obligations of the defined benefit:

Defined benefit pension plans - Changes in present value of actuarial obligations	2016	2015

Value of actuarial obligations at the start of the year	17,867,309	18,494,073
Parent company held for sale (*)	—	(68,269)
Current cost of service	75,475	86,483
Interest on actuarial obligation	2,262,079	2,167,943
Benefits paid during the year (-)	(1,576,185)	(1,455,594)
(Gain) loss on actuarial obligations resulting from remeasurement	3,054,215	(1,357,326)
Actuarial (gains) losses resulting from changes in demographic assumptions	213,883	25,321
Actuarial (gains) losses resulting from changes in financial assumptions	2,723,761	(1,309,909)
Actuarial (gains) losses resulting from experience adjustments	116,571	(72,738)
Present value of actuarial obligations at the end of the year	21,682,893	17,867,309

Consolidated results of defined pension benefits — reconciliation of the fair value of the plan assets:

Defined benefit pension plans - Changes in and composition of fair value of assets	2016	2015
Fair value of assets at the start of the year	18,905,009	19,300,597
Parent company held for sale (*)	—	(63,327)
Benefits paid during the fiscal year (-)	(1,576,185)	(1,455,594)
Contributions from participants during the fiscal year	147,157	139,977
Contributions from employer during the fiscal year	281,376	211,355
Expected yield on assets during the year	2,423,501	2,291,003
Gain (loss) on plan assets (excluding interest revenue)	1,845,088	(1,519,001)
Fair value of assets at the end of the year	22,025,946	18,905,009
Effective yield on assets during the year	4,268,589	772,002

 * Acquisition/ classification of asset held for sale of the susidiary (See Note 42)

Consolidated results of defined pension benefits — Amounts recoginzed in Other Comprehensive Income:

	2016	2015	2014
Accumulated Other Comprehensive Income (OCI) from Pension Program	3,482,507	2,321,962	1,945,074

	2016	2015	2014
Actuarial gains (losses) recorded in OCI during the fiscal year, net of deferred taxes - Pension Program	(1,160,545)	(376,887)	(1,298,178)

c) Disclosure of Other Post-Employments Benefits

Consolidated results of other post-employment benefits — reconciliation of the present value of the defined benefit obligations:

Other retirement benefits - Changes in present value of actuarial obligations	2016	2015	2014
Value of actuarial obligations at the start of the year	272,296	364,821	360,173
Current cost of service	13,187	14,147	19,260
Interest on actuarial obligation	34,855	43,639	42,604
Benefits paid during the year	(30,013)	(11,249)	(14,977)
(Gain) loss on actuarial obligations resulting from remeasurement	(37,113)	(139,062)	(32,808)
Actuarial (gains) losses resulting from changes in demographic assumptions	(3,190)	(29,682)	29,384
Actuarial (gains) losses resulting from changes in financial assumptions	27,039	(49,624)	119,803
Actuarial (gains) losses resulting from experience adjustments	(62,580)	(59,756)	(181,995)
Present value of actuarial obligations at the end of the year	253,212	272,296	360,173

Consolidated result of other post-employment benefits — Sums recognized in Other Comprehensive Income:

	2016	2015	2014
Accumulated Other Comprehensive Income (OCI) - Other retirement benefits	9,213	46,326	185,388

	2016	2015	2014
Actuarial gains (losses) recorded in fiscal year OCI - Other retirement benefits	37,113	139,062	32,808

d) Actuarial and economic assumptions

The actuarial assumptions presented below are used to determine the defined benefit obligation and expenses for the year.

Economic Cases

	2016	2015
Annual actuarial discount interest rate (i)	10.95% to 11.17%	13.16% to 13.27%
Actual annual actuarial discount interest rate	5.70% to 5.91%	7.26% to 7.36%
Projected average increase in salaries	4.97% to 9.02%	5.50% to 9.57%
Projected average increase in benefits	4.97%	5.50%
Actual annual rate of change in medical costs	0% to 4.43%	0% to 6.18%
Average annual inflation rate	4.97%	5.50%
Expected returns on plan assets (ii)	10.95% to 11.17%	13.16% to 13.27%

Demographic Cases

	2016	2015
Turnover rate	0%; GAMA - Exp. Turnover; T1 Service Table Soft 20%; 80% T1 Service Table	0%; 2.80%; 80% T1 Service Table
Active and inactive mortality table	AT-2000 BASIC; AT-83 BASIC F; AT-2000 (D10%/D5%/D30%); AT-2000 (soft 10%);	AT-2000; AT-2000 BASIC; AT-83 BASIC F; AT-2000 (D10); AT-2000 (soft 10%); AT-83 BASIC M
Mortality Table for Disabled	AT-83; AT-83 (soft 10%); AT-49 DES 2 years; MI-85; AT-49 M; AT-49 M&F; AT-49 (M&F) AGR 100%; RP-2000 Disable; AT-83M (repaired at 5%); RP 2000 Disable M&F; RRB-1983	AT-83; AT-83 (D10); AT-49 DES 2 years; MI-85; AT-49 M; AT-49 M&F; AT-49 (M&F) AGR 100%; RP-2000 Disable; AT-83M (repaired at 5%); RP 2000 Disable M&F; RRB-1983
Disability Table	Light Weak, Medium, and Strong; Alvaro Vindas	Light Weak, Medium, and Strong; Muller; Alvaro Vindas; TASA-1927 (soft 30%)
% married on date of retirement	95%	95%
Age different between men and women	4 years	4 years

(i) Long-term interest rate

(ii) Represents the maximum and minimum return rates of asset plans

The definition of this rate took into account the market practice of Federal government bonds, according to the criteria recommended by national and international standards, for terms similar to those of the flow of obligations of the benefits program, for the duration.

The global expected return rate is the weighted average of expected returns from the various categories of plan assets. The Management’s valuation of expected return is based on historical return trends and market analysts’ forecasts for the assets during the life of the respective obligation. The current return of BD plan assets on December 31, 2016 was R$ 263,620 (R$ 153,404 in 2015) at the Parent Company, and R$ 4,268,589 (R$ 772,002 in 2015) in the Consolidated group.

e) Employer contributions

On December 31, 2016, the contributions made by the Parent Company to the creation of mathematical provisions for benefits under the CD Plan reached R$ 18,562 (R$ 16,983 in 2015) and R$ 214,783 (R$ 213,626 in 2015) in the Consolidated group.

On December 31, 2016, the contributions made by the Parent Company to the creation of mathematical provisions for benefits under the BD Plan reached R$ 45,349 (R$ 15,451 in 2015) and R$ 259,196 (R$ 211,355 in 2015) in the Consolidated group.

The Parent Company expects to contribute R$ 93,253 to the defined benefit plan in the next year, and R$ 325,635 in the Consolidated.

The average weighted duration of the defined benefit obligation of the Parent Company is 7.49 years, and the average in the Consolidated group is 9.42 years.

An analysis of the expected maturation of non-discounted benefits of post-employment defined benefit plans:

	Less than	Between	Between	More than
On December 31, 2016	1 year	1-2 years	2-5 years	5 years	Total
Pension Program	1,578,766	1,578,991	4,713,361	32,743,493	40,614,611

f)               The actuarial assumptions relevant to determining the defined obligation are: discount rate, medical cost, and mortality. The following sensitivity analyses were determined based on reasonably possible changes to the respective assumptions which occurred at the end of the reporting period, all other assumptions remaining constant.

Parent Company

•                  If the discount rate were 0.25% higher (lower), the defined benefit obligation would be reduced by R$ 39,922 (increased by R$ 41,441).

•                  If the medical costs were 0.25% higher (lower), the defined benefit obligation would have an increase of R$ 52 (reduction of R$ 51).

•                  If life expectancy increased (decreased) in a year for men and women, the defined benefit obligation would increase by R$ 48,682 (decrease by R$ 49,476).

Consolidated Group

•                  If the discount rate were 0.25% higher (lower), the defined benefit obligation would be reduced by R$ 516,154 (increased by R$ 538,965).

•                  If the medical costs were 0.25% higher (lower), the defined benefit obligation would have an increase of R$ 4,278 (reduction of R$ 4,509).Consolidated group.

•                  If life expectancy increased (decreased) in a year for men and women, the defined benefit obligation would increase by R$ 422,940 (decrease by R$ 433,452).

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

g)     Sums included in the fair value of plan assets

Asset Category	2016	2015
Immediately Available Amounts	10,361	1,508
Realizable	913,902	888,620
Credit of Private Deposits	364,800	393,107
Fixed Income Investments	16,409,421	13,723,072
Equity Investments	2,545,552	2,126,328
Investments in Funds	1,231,716	1,159,361

Asset Category	2016	2015
Real Estate Investments	823,129	841,652
Structured Investments	451,874	385,741
Loans and Financing	563,357	526,007
Other	76,172	89,360
(-) Funds receivable from sponsor	(421,767)	(408,644)

Asset Category	2016	2015
(-) Operational liabilities	(111,563)	(97,585)
(-) Contingent liabilities	(503,233)	(437,104)
(-) Investment funds	(117,356)	(91,827)
(-) Administrative funds	(192,172)	(167,243)
(-) Pension funds	(18,249)	(27,344)
Total assets	22,025,946	18,905,009

The fair value of capital and debt instruments is determined based on market prices quoted in active markets, while the fair value of securities investments are not based on market prices quoted in active markets.

NOTE 30 — PROVISION FOR LITIGATION

The Company and its subsidiaries are partly nvolved in various lawsuits in progress in the courts, particularly in labor and civil spheres, which are in various stages.

On the closing date of these financial statements, the company has the following provisions for legal obligations connected with lawsuits, the timing and ultimate payment amounts depend on the specific court outcomes for each lawsuit:

a) Provisions recognized:

	12/31/2016	12/31/2015
CURRENT
Labor	39,373	21,100
Tax	4,415	—
Civil	1,039,687	569,625
	1,083,475	590,725

NONCURRENT
Labor	1,369,292	984,066
Tax	586,429	644,466
Civil	17,690,233	11,927,597
	19,645,954	13,556,129
	20,729,429	14,146,854

These provisions during this period evolved as follows:

Balance as of 12/31/2015	14,146,854
Additions	6,598,015
Reversals of provisions	(2,721,344)
Monetary correction	3,505,998
Write-offs	(60,733)
Payments	(739,363)
Balance as of 12/31/2016	20,729,429

a.1) Civil lawsuits

Parent Company

i.                                          Monetary Correction Claim concerning the Compulsory Loan

The company is subject to a  number of claims relating to the application of monetary correction, especially relating to the criteria applied to accounting credits of the Compulsory Loan on consumption of electricity.

These lawsuits were created in order to confute the monetary correction system determined by legislation governing the Compulsory Loan, and applied by the Company.

Credits of the compulsory loan were fully paid by the Company throughout of shares conversions with monetary correction based on legislation.

The difference has been presented to the Superior Court of Justice (STJ), which defined that the case has merit. The case, however, is currently subject to appeals to the Federal Supreme Court (STF), which are pending judgment.

Despite the appeals, due to STJ’s decision, it was decided under the terms in article 543-C in the Code of Civil Procedure of 1973, claims filed, have progressed through the courts and there have been several judgments for the payment of monetary adjustment differences, despit this judgment there is no agreement between Eletrobras and the plaintiffs for the calculation any amount.

However, in the third quarter of 2015, the STJ issued decisions defining the parameters for the method to calculate the adjudicated claims, accepting some, but not all, of the arguments made by Eletrobras, resulting inadjustments to the calculation methods adopted by Eletrobras and the risk classification of these claims.

The Company maintains a provision for these civil matters of R$ 13,901,602 on December 31, 2016 (R$ 9,279,041 on December 31, 2015) relating to these proceedings.

ii.                                       Amazonas GT and Eletrobras

It is important to consider the existence of proceedings filed against Amazonas GT, where Eletrobras was included as defendant, as it appeared as guarantor and main debtor of Amazonas in several electricity supply contracts.

These proceedings arise out of payments, fines, and fees charged due to alleged delays and defaults by Amazonas GT in compliance with obligations related to these contracts.

Specifically in these contracts for the supply of energy in which Eletrobras is the guarantor, the Company mains the provision of R$ 531,198 (R$ 484,254 on December 31, 2015), tied to assets of the same amount of Amazonas GT.

iii.                                    Amazonas D and Eletrobras

A Proceeding that disputes any delays in the payment by Amazonas D to Produtore Independente de Energia (PIE), Companhia Energética Manauara S/A, as Eletrobras was included in a passive role, due to being obligated as the guarantor and principal debtor of this contract for supply of energy,as of December 31, 2016, the Company recognized the amount of R$ 12,635 (R$ 144,487 on December 31, 2015) as a provision for this matter.

Consolidated

1)             CGTEE

KFW Bank seeks to recover amounts from CGTEE in relation to a loan that KFW claims CGTEE is a  guarantor. KFW claims repayments due (recorded as contractual fines), interest on overdue loans, late payment interest on overdue repayments and claims for damages. CGTEE does not recognize the guarantees, and is a party to a legal action arguing the false nature of the guarantees. CGTEE has received the Official Letter No. 2677/2013/CGCI-DRCI-SNJ-MJ, 4/12/2013, from the Ministry of Justice, which forwards the Letter Rogatory notifying the action of collection of KFW in relation to the Frankfurt Regional Court, for the guarantee of four contracts of the Winimport S/A Thermal Electric Plant. Three hearings have been  conducted in Germany. The court ruled in May 2016 in favor of KFW for the amount of EUR 69,708. CTEEP filed an appeal in june 2016. The reasons for the appeal were presentedin September 2016. The next step will be the statement of KFW about the appeal. The probability KFW’s appeal will be unsuccessful is more likely than not and therefore a provison of R$ 235,668 was recognized as of December 31, 2016.

2)             Chesf

i.                                          Nullification

Chesf is the plaintiff of a legal action in which seeks the partial Nullification of the addendum (K Factor analytical correction of prices) regarding the construction agreement for the Xingó Hydroelectric Plant, signed with the consortium formed by Companhia Brasileira de Projetos e Obras, CONSTRAN S.A.-Construções e Comércio and Mendes Junior Engenharia S.A. (defendants in this proceeding). Chesf requests the return of double the sums paid for K Factor, valued at approximately R$ 350,000 (values at the time, converted into reais). The same defendants, in addition to contesting the fact, filed, in parallel, a counterclaim requesting the condemnation of Chesf for payments due arising from the same contractual addendum not timely paid by the Company (partial disallowance of the K Factor between July 1990 and December 1993, pursuant to Act no. 8,030/1990, and full suspension of payment of the K Factor, from January 1994 to January 1996).

After a long procedure in ordinary instances, including a dispute in relation to the judiciary branch responsible for its processing and decision (Chesf and the Federal Goverment, assisting it in the proceeding, agreeing to the jurisdiction of the Regional Federal Court of the 5th Region, in the light of Act no. 8,197/1991, agreed to be the jurisdiction of the State Court, this understanding being ratified by the Court of Justice of Pernambuco/TJPE — the Superior Court of Justice/STJ, when requested to comment on the matter, he did not hear the corresponding special appeal for exclusively procedural reasons), the legal action of Chesf was dismissed and the counterclaim of the defendant was upheld, both decisions being handed down by the TJPE.

Chesf and the Federal Goverment, in the course of the proceeding — due to incidental matters — and especially at its end in ordinary instances, presented special and extraordinary appeals. In the main proceedings, the Federal Supreme Court/STF has not heard the extraordinary appeal, due to non-existence of direct constitutional matters in the dispute. STJ, on August 2010, dismissed the special appeal of Chesf (RESP. 726,446), allowing the presentation by the Company of motions for reconsideration, which was initiated in December 2012 and completed in December 2013. Both were dismissed and the objective of the Motions for Reconsideration were also denied. Following this, the motions for reconsideration were presented in a special appeal. In February 2016, motions for reconsideration of the jurisdiction of the Special Court of the STJ were rejected outright by the Reporting Judge,

Minister Luiz Felipe Solomon. Chesf filed a regulatory appeal of that decision, which was denied by the Special Court and is pending publication.

In December, Chesf filed an Incidental Provisional Protection Petition in the records of the RESP no. 1.530.912/PE, which was granted, providing suspensive effect to stop the enforcement of the judgment issued by the TJPE until a final decision of the special appeal.

At the same time, and since the conclusion of the proceedings made before the ordinary instances, the defendant has been taking in the ordinary instances of the judiciary of the State of Pernambuco, various initiatives to promote the enforcement of the amount petitioned in counterclaim.

Consequently, in November 1998 a request for provisional enforcement in relation to the temporary protective order of the court was filed, but this initiative was suspended by order of the STJ.

Subsequentely, the same defendant formulated a liquidation proceeding of the temporary decision that held in its favor - and not without previously, in turn, having been denied, due to lack of jurisdiction, the Federal Court, the decision was overturned by the TJPE at the request of the defendant-, it was dismissed without merit due to the decision of the first instance that, when appealed, was overturned by the TJPE, which upheld, to a large extent, the appeal, (AI 205.097-7), in relation to the claim of the defendant, ratifying, with exclusions, the second final expert report for arbitration of the amounts presented in fact in the first instance. In addition, in this same case, and after the subsequent review of the various motions articulated by all parties to the proceedings, the same TJPE accepted the claim of Chesf to the extent of excluding from the former ratification of the values the improper accrued computation of contractual and legal late interest, thereby reducing considerable the amount recognized in favor of the defendants.

Once the liquidation matter was reviewed in the ordinary instances of the Judicial Branch of the State or Permambuco, all the parties to the proceedings filed appeals in the higher courts - in the case of Chesf, a special appeal to the STJ (pointing out various procedural irregularities and manifest reductions still legally necessary in the liquidation amount initially ratified by the TJPE) and an extraordinary appeal to the STF (pointing out procedural matters related to fundamental constitutional guarantees).

It is also should be noted, in this same fact - the liquidation proceeding -, that independent from the previously referenced special and extraordinary appeals pending review, there is a legal addition in course before the STJ RESP 1.366.295, where, already after the validity of Act. no. 9,469/1997, the jurisdiction of the proceeding and judgment of that legal action was disputed again (Chesf and the Federal Goverment, assisting it in the proceeding, agree on the jurisdiction of the Federal Court; the defendant considers the Judicial Branch of the State of Pernambuco as having jurisdiction): in this in this appeal there was a denial from the Second Chamber of the STJ, followed by motions for reconsideration. In March 2016 there was a review of the referenced motions for reconsideration with identical results, and this decision was published in December 2016.

In August 2013 the defendant, after the completion of the liquidation proceedings before the ordinary instances — and without prejudice to the appeals to the aforementioned higher courts -, took the initiative before the 12th Circuit Court of Recife — PE to promote the provisional enforcement of the amounts, which referenced in the April/2015 amounted to a sum of R$ 1,035 millions. There was an on-line determination of attachment made, via

Bacenjud, with several initiatives of incidence concerning the assets of CHESF. Up to December 31, 2015 the amounts blocked totaled R$ 360 million. The consortium petitioned requesting 25% of the invoicing of Chesf to be attached, and the amount until then that was blocked was released without the presentation of suitable collateral. This petition was dismissed by the Court, and this decision was later upheld by the TJPE. In February 2016 a new decision of 12th Circuit Court of the District of Recife granted the request for attachment on Government bonds held by Chesf, in order to complement, up to the amount of the condemnation, the amount already locked. Against this measure, a regulatory appeal was filed with the TJPE, which is pending decision. The National Treasury Secretariat reported the impossibility of compliance with this determination and, therefore, the Banco do Brasil and Caixa Economica Federal were officially informed. In March 2016, the Caixa Econômica Federal blocked the amount of R$ 125 million, applicable to funds of that institution.

A complaint was filed by Chesf, in May 2016, seeking the suspension of the provisional enforcement and as a consequence, the blocking measures, an injunction was granted by the Substitute Judge Roberto Maia on 6/6/2016 and revoked in June 2016, restoring the blocking situation, without, in practice, having produced its effects. A new petition for reconsideration/grievance was filed by Chesf on 6/15/2016, received as a grievance in June 2016 and it was determined to send a summons to the aggrieved parties. Given the addition of new documents by Chesf, the Reporting Judge Eduardo Augusto Paurá Peres ordered the Consortium to respond concerning the new documents, to review the claims, pursuant to art. 437, §1º, of the CPC1 (Civil Procedure Code 1).

Management of the Company, with the assistance of its legal advisors, updated the provision in its non-current liabilities in the approximate amount of R$ 1,169,311 and made other additions of R$ 117,700 on Decembrer 31, 2016, relating to the value of the condemnation in defeated party fees in favor of the parties opposing Chesf (these were set at 10% over the value of the principal condemnation plus R$ 100,000.00), all of the above being taken especially in reference, on one hand, the decision handed down by the TJPE in the liquidation action (proposed by the Xingó Consortium — CBPO/CONSTRAN/Mendes Junior), currently in course before the STJ under no. RESP 1.530.912, distributed in that court and still there awaiting proceedings and judgment with attibution of suspensive effect in the appeal (there is, in the same proceeding, also an Extraordinary Appeal sent to the Federal Supreme Court) and, on the other hand, the values on the books for which (including as raised in the Special Appeal referenced above) there is a conviction of non-suit/non-application to the case. There is no forecast for when the outcome of this lawsuit will be known.

ii.                                       Indemnification Action

Lawsuit for compensation of 14,400 hectares of land from the Aldeia farm, filed with the Sento Sé (BA) county on behalf of the estate of Anderson Moura de Souza and his wife (distribution and action at the time under number 0085/1993, currently 0000023-22.1993.805.0242). The sentence in the first instance granted the request and condemned Chesf to pay the sum of R$ 50,000 as principal, interest and monetary correction. On December 31, 2008, Chesf filed an appeal to the Bahia state court and the process was transferred to the Federal Justice due to intervention by the Federal Goverment as assistant (being updated under number 0003437-77.2011.4.01.3305). In  June 2011 the appeal filed by Chesf was partially upheld.before the Federal Regional Court of the First Region, with the appeal being denied to the plaintiff. In September 2011 the Rescissory Action (0054126-49.2011.4.01.0000) was adjudicated before the Federal Regional Court of the First Region, which granted an injunction on December 31, 2011 determining the supsension of the enforcement of the principal proceeding, which is on going. The company has a provision for

R$ 100,000 in its non-current liabilities for this matter. Rescissory Action was still pending decision.

3)             Eletronorte

i.                                          Expropriation Action - UHE Balbina:

The Company filed expropriations with the intention of compensating the owners of the areas affected by the formation of the Balbina Hydroelectric Power Plant (AM) reservoir. Most of the proceedings are in the fulfillment of sentence phase. There is a discussion regarding the legitimacy of the deeds presented by the expropriated parties, and in fact the Federal Public Prosecutor has filed a class action lawsuit contesting those deeds. the Company has provisioned as of December 31, 2016,R$ 283,428 (December 31, 2015 — R$ 375,449).

ii.                                       Indemnification Action — Sul America Companhia Nacional de Seguros

This relates to the refund of values to Sul America Companhia Nacional de Seguros due to the payment made to Albrás Alumínio Brasileiro S.A. for the claim incurred because of interruption in the supply of electricity. The provision recognized as of December 31, 2016 was R$ 237,299 (R$ 236,731 as of December 31, 2015).

4)             Amazonas D

iii.                                    Delays in Payments to Produtores Independentes de Energia

The Company is a party in 14 legal actions filed by Produtores Independentes de Energia (PIE), GERA - Geradora de Energia do Amazonas S/A, Breitener Jaraqui S/A, Companhia Energética Manauara S/A and Rio Amazonas Energia S.A., in which the following is disputed: a) annulment of the fine applied by the Company due to the delay by PIE in start-up of its plant; b) collection of invoicing differences of the portion of the price of energy relating to the supply of fuel sued in the operation of the plant, bringing questions concerning the constant formula in annex G; and c) collection of the differences of amounts resulting from the expiration of the CPMF tax.

Due to new procedural changes, the Directors reassessed the likelihood of the legal proceedings in conjunction with legal advisors, and based on their best estimate, on December 31, 2016 the updated amount provisioned for this matter is R$ 965,517.

b) Contingent liabilities, for which no provisions are recognized:

	12/31/2016	12/31/2015

Labor	3,901,704	1,228,770
Tax	10,431,673	6,253,906
Civil	43,942,534	23,715,573
	58,275,911	31,198,249

b.1) Civil lawsuits

Parent Company

i. Compulsory Loan

These civil lawsuits in the Parent Company have as their objective the application of monetary restatement criteria concerning credits booked of the Compulsory Loan constituted beginning in 1978.

These claims have as their objective to challenge systematic restatement determined by the legislation governing the Compulsory Loan and applied by the company. The credits were fully paid by the company through stock conversions using as a basis for updating the current legislation.

ii. Class Action Lawsuits

On July 22, 2015 and August 15, 2015, two putative securities class action complaints were filed against Eletrobras and some of our employees in the United States District Court in the Southern District of New York (SDNY). On October 2, 2015, these legal actions were consolidated and the court appointed as principal plaintiffs, Dominique Lavoie and the city of Providence. The plaintiffs filed a consolidated addendum to the complaint on December 8, 2015 allegedly on behalf of investors who bought our North American trading securities from August 17, 2010 to June 24, 2010 to 2015, and filed a second addendum to the complaint on February 26, 2016.

The second complaint added claims, among other things, that Eletrobras and the individual defendants knew or should have known about the alleged fraud committed against the company by a cartel of contractors, as well as bribes and kickbacks allegedly requested and received by employees of Eletrobras; and that Eletrobras and the individual defendants made erroneous statements and omissions in relation to the alleged fraud; and the price of shares in Eletrobras declined when the alleged fraud was disclosed.

The plaintiffs did not specify a value for compensation that they are seeking, such value, when specified, may be material for Eletrobras. On April 15, 2016 Eletrobras submitted a Motion to Dismiss the second amended complaint, which was summarized and then fully presented to the Court on June 17, 2016. Eletrobras is defending itself vigorously against the allegations made in the lawsuit.

On March 9, 2017, a hearing was held concerning the Motion to Dismiss of Eletrobras in the Class Action lawsuit, removing impediments both for the plaintiff as well as for Eletrobras providing the opportunity to present oral arguments before the Court, informing the office that was contracted, Davis Polk & Wardell LLP, that the Judge John G. Koeltl has concentrated his efforts in questioning the parties about the existence of materiality in the infraction imputed to the Company materiality and the management.

In this context, the oral defense of Eletrobras argued that there was no materiality under the quantitative point of view, as the impacts on the the financial statements of the company were  not significant. The law office considered that only an administrator of the holding company was cited in the complaints (which has not yet been tried in Brazil in relation to his culpability), and which is insignificant compared to the size of the corporation and the small adjustment caused to its financial statements.

On March 27, 2017 the result of the hearing of the Motion to Dismiss was issued, and the Court partially accepted the arguments of Eletrobras and partially accepted the arguments of the plaintiffs. The proceeding now will pass to the class certification and discovery phase, without creating yet a financial obligation for Eletrobras.

Eletrobras’ management believes that these class action claims, in themselves, do not create a present obligation as a result of a past event. Further the dispute is still in its preliminary stages, and the outcome of the dispute is subject to considerable uncertainty, it is not possible, at this stage, for the Management of Eletrobras to estimate with any reliability the potential loss or range of loss, if any, that may result from the final resolution of these legal proceedings. Therefore, no provision is recognized in the consolidated financial statements  of Eletrobras. The final results of these lawsuits may have a material adverse effect in relation to the consolidated financial position of Eletrobras, on the results of operations and on its future cash flows.

iii. Compensation by Eletrobras - RGR

Regarding the actions with risk assessment for possible contingencies, we stress that the administrative process driven by the National Electric Energy Agency-ANEEL, by means of Order No. 63, of January 13, 2014, which determined the compensation by Eletrobras for the account of RGR in the historical amounts R$ 1,924,188 and R$ 113,577, referring, respectively, to the amortization of the debt balance of financing not refunded to the RGR and the appropriation of the financial burden of the Fund during the period from 1998 to 2011. The updated value of the claim is R$ 2,460,930. Due to ANEEL Order no. 2,585/16 of 09/27/2016, the decision was reformed by defining that the amounts due to RGR Fund must be upgraded by the interest of 5%, as provided for in the legislation governing the Sector Fund.

The aforementioned Order determines, furthermore, that the amounts will be corrected to the reference rate of the Extra-Market Fund of the Banco do Brasil of the date on which it should have been returned to the RGR until the effective return to the aforementioned sector fund. Eletrobras, in dissent in relation to the contradictory position of ANEEL, filed an administrative appeal on January 24, 2014, alleging tht the compensation falls under statutes of limitation, the non-existene of any illegal act being practiced by it, and the good faith objective of the administration of the funds.

On May 10, 2016, ANEEL determined that the funds should be returned by Eletrobras to RGR, in relation to funds supposed not transferred, in the scope of the management of the fund, pursuant to ANEEL Order no. 63/2014. Eletrobras, in dessent in relation to the conclusion of the Executive Board of ANEEL regarding the matter, filed an appeal with the Judicial Branch seeking the annulment of the conclusion of ANEEL concerning this order.

In August 9, 2016, the Executive Board of ANEEL approved the suspension until September 30, 2016 of its decision handed down on May 10, 2016.

On September 27, 2016, the Executive Board of ANEEL determined that Eletrobras must  return these funds to RGR beginning in January 2017, in monthly installments.

iv. The transfer rate for power from Itaipu

On December 19, 2013, ANEEL published Resolutio no. 1,674, establishing the transfer rate for power from Itaipu for 2014 in the amount equivalent to US$ 26.05 per month, not taking into consideration the component related to the negative balance of the trading account of energy from Itaipu, amounting R$ 881,785, as informed by Eletrobras.

Eletrobras, understanding that decision of the Agency was wrong, filed a motion for reconsideration on January 2, 2014, claiming that the resolution violates the provisions of

Decree No. 4,550/2002 in various provisions, and therefore is illegal and contrary to the principles of the hierarchy of laws and of the prohibition of illicit enrichment.

The petition of Eletrobras was granted, to recognize that the values corresponding to the defaults on payments of distributors to Eletrobras should be considered in the balance of the account of electric energy from Itaipu, determining that the expenditure incurred in bad debt and other debts of shareholders could be compensated, in an updated form, when setting the power transfer rate for the year 2015. On December 31, 2016, the value of the claim is R$ 1,109,973.

v. Acquisition of energy of Belo Monte destined to the ACL

Eletrobras and its subsidiaries CHESF and Eletronorte hold a total of 49.98% of the share capital of the SPE Norte Energia S.A. (NESA), the latter being responsible for the construction of the Belo Monte hydroelectric power plant.

There was a disagreement between the partners as to the application of clause 6.7 of the Shareholder Agreement, which deals with the exercise of rights of preference to conclude the purchase contract for the price of R$ 130.00/MWh (in April 2010) for the acquisition of 20% of the average energy assured, by Eletrobras from the energy of Belo Monte energy intended for the Free Contracting Environment - ACL.

Some members of NESA claim that Eletrobras has an obligation to purchase this energy. Eletrobras understands that there in no such obligation and, indeed, the right of first refusal. The Shareholders’ Agreement provides that conflicts are resolved through arbitration. Accordingly, the Shareholders’ Assembly of Norte Energia S.A. (NESA) ruled in April 2016 due to the initiation of this legal proceeding.

In this arbitration procedure, Eletrobras in consultation with its external lawyers, has assessed that it is more likely than not it will prevail in the arbitration process and therefore it does not have a legal or constructive obligation has arisen from a past event.

Additionally, in the event that Eletrobras is not successful in the arbitration proceeding in progress, the Company estimates the potential for losses of up to R$ 2.212 billion in the purchase and sale operation of this energy, considering the values as of December 31, 2016. For this estimate internally established price assumptions and the percentage of participation in the corporate investment of Eletrobras and its subsidiaries in Belo Monte were used as the basis of the cost of capital of Eletrobras.

Consolidated

1)             Distributors

Lawsuit filed by the National Association of Consumers (ANDECO)

This is a Civil Action, in process at the 18th Civil Court of Brazil, filed by ANDECO against Eletrobras, Eletrobras Amazonas, Eletrobras Acre, Eletrobras Alagoas, CELG, Eletrobras Piauí, Eletrobras Rondônia and Eletrobras Roraima, having been attributed to the matter the amount of R$ 27,196,824, resulting from the double indemnity sum of the alleged amounts due by the defendants, as shown in the table below:

Company	Losses	Legal Double
CELG Distribuição S.A.	3,373,930	6,747,860
Eletrobras Distribuição Acre S.A.	250,570	501,140
Eletrobras Amazonas Distribuição de Energia S.A.	4,813,561	9,627,122
Eletrobras Distribuição Alagoas S.A.	1,948,106	3,896,212
Eletrobras Distribuição Piaui S.A.	1,833,144	3,666,288
Eletrobras Distribuição Rondônia S.A.	1,261,910	2,523,820
Eletrobras Distribuição Roraima S.A.	117,191	234,382
Total	13,598,412	27,196,824

The plaintiff alleges that, in the absence of ANEEL’s plaintiffization, the prorated collection of non-technical losses (fraud, theft, measurement errors, billing and delivery without measurement) is improper and that, therefore, distributors should be ordered to reimburse (Double Indemnity), the amounts charged in the period from 2010 to 2014, according to their respective balance sheets. It also calls for the annulment of all ANEEL Resolutions that allow the collection and inclusion in the invoices of amounts charged for non-technical losses.

The plaintiff requested a preliminary injunction to suspend collection, as well as suspending the ANEEL resolutions permitting this, the petition was denied. The Magistrate determined to subpoena ANEEL in relation to whether it was interested in being part of the lawsuit, which responded positively, resulting, as a consequence, in the denial of jurisdiction and the reassignment of the matter to the Federal Court.

In August 2016, there was a resdistribution of the records of the 21st Federal Circuit Court of Brasília with an initial order maintaining the acts until then practiced in the civil sphere and determining the subpoena of ANEEL and the Federal Goverment to present the defense, with a subsequent response from the plaintiff.

2)             Amazonas D

i. Gas Supply Contract — CIGÁS — Limitation of the Volume of Gas

Regarding the amount of the Fuel Consumption Account (CCC) referring to the generation costs of the subsidiary Amazonas Distribuidora de Energia, there is a possibility of non-neutrality in the gas contract, due to Aneel Order No. 314 of February 2, 2016, which established the amount of natural gas to be reimbursed by CCC in 2016 at a level lower than the Daily Contracted Quantity (“QDC”) of 5,420,000 m3 / day as established in the Natural Gas Purchase and Sale Agreement, between Amazonas Distribuidora and CIGAS/Petrobras.

In March 2017, ANEEL, through Ratifying Resolution no. 2,202/2017, which approved the annual budget of the Energy Development Account — CDE for the year 2017, maintained the same limitation of reimbursement referring to the gas volume at the level of 2016. The Company entered Motions for Reconsideration with ANEEL given the budget limitations imposed by them, which are pending review.

However, with regard to limitation of the reimbursement of the volume, the company assesses as low the risk of materialization of the financial outlay, as it understands that ANEEL cannot create a provision that limits the coverage of the reimbursement of generation costs defined by Act no. 12,119/2009 and reinforced by Act 13,299/2016.

Additionally this favorable decision issued in the Second Instance in a similar case ensures to the Company the complete reimbursement of costs of generation, removing the effects of the limitations imposed. Ultimately, the Company believes that in the unlikely event of the limitation imposed by ANEEL in relation to the reimbursement of the Volume of Gas, there would be an economic-financial review subject to review of the gas contract in reference or furthermore a review of the Price of Gas by the ANP in order to compensate for this disparity.

The amounts involved in the limitation of the reimbursement for the volume of gas in the fiscal years of 2015 and 2016 are 340 million and 378 million reais respectively.

ii. Oil Reimbursement — ANEEL Ratifying Resolution No. 427/2011

With the advent of Provisional Measure no. 466/2009, subsequently converted to Act no. 12,111/2009, the sector legislation provided that CCC would reimburse not only the total cost of the fuel, but also the total cost of the energy generation of the isolated systems, deducting from the average cost of the energy determined for the regulated environment. Regulatory Law no. 12,111/2009 and Decree no. 7,246/2010 did not impose or establish any limitation to the full reimbursement provided.

However, together with Regulatory Law no. 12,111, of 2009, and Decree no. 7,246 of 2010, ANEEL the Normative Resolution no. 427 established limitations on the reimbursement of costs of acquisition of fuels establishing a reference price.

The Company understands that reimbursement from the CCC is a net and certain right, without any limitation, accordingly it was necessary to file for an injuction in order to guarantee the reimbursement provided for in Law 12,111/2009, without any limitation.

Through the aforementioned lawsuit, a Second Instance Decision was handed down, which guarantees the Company the full reimbursement of the generation costs, rejecting the effects of Aneel Ratifying Resolution No. 427/2011. As a result, it is currently enforced by the decision that granted the requested injunction, in order to ensure full reimbursement of fuel consumption costs without any limitation. In this manner, the Company remains fully reimbursed for its generation costs.

The Company understands that the risk of losing the lawsuit is low because of the Decision already handed down, which is reinforced by Law no. 13,299/2016, which has the benefit of providing funds for the payment of reimbursements of fuel acquisition expenses incurred up to April 30, 2016 by concessionaires holding the concessions dealt with in Law no. 12,111/2009, but not reimbursed due to the economic and energy efficiency requirements referred to in § 12 of art. 3 of that Law.

Accordingly, ANEEL Technical Note no. 331/2016, dated September 12, 2016, also included in its item ii. 1 - “CCC Changes”, provides that there is a need for adjustments to Normative Resolution 427/2011 pursuant to Law no. 13,299/2016, as we see:

ii.1 CCC Changes

a.        As a result of the publication of Law no. 13,299, of 6/21/2016, which amended, among others, provisions of Law No. 12,111, of 12/9/2009, it is necessary to adjust the normative act of ANEEL that regulates the management and processing of the CCC.

b.        Therefore, in view of the Normative Resolution No. 427/2011 the points to be reviewed are identified below. In the first place and being presented as an item of major economic and financial impact on the distributors benefited, art. 3 of Law No. 13,299/2016 is cited, which provides for the reimbursement of costs, proven, but not refunded pursuant to the economic and energy efficiency requirements in § 12 of the art. 3 of Law no. 12,111/2010, including monetary updates, up to 4/30/2016.

Consequently, and considering that Law no. 13,299/2016 guarantees the full reimbursement of the cost of fuels up to April 30, 2016, the estimated value in litigation after April 2016 is approximately R$ 96,694.

3)             CEAL

This involves a Consumer Class Action Suit in process in the 3rd Civil Circuit Court of the District of Maceió/AL, proposed by the Instituto Sal da Terra, with the objective of condemning CEAL to individual moral damages in the amount equivalent to R$ 10 (ten thousand reais) for each of the 30,000 (thirty thousand) consumers affected by the sending of a letter from SERASA informing them that their names would be listed as delinquent payers.

The fact that originated the aforementioned legal action occurred as a result of the action by SERAS, which generated, without the authorization or request of CEAL, the referenced letters to the consumers, who, in their majority, already had paid their electric bills.

The classification was made in a rather conservative manner, given that various lines of defense set out in the response of CEAL, which entailed the future dismissal of the lawsuit, with one of them being the passive illegitimacy of CEAL due to the fact that the initiative or authorization in relation to sending of the letters informed the consumers of the possibility of their names being listed as delinquent payers.

On February 10, 2015, a judicial reconciliation hearing was conducted between the Instituto Sal da Terra and CEAL, however, in this hearing the parties did not reach an agreement. In this same hearing, the parties requested the Magistrate to review the petition to denounce à lide, as well as the review of the preliminarybem como a apreciação das preliminares raised in the response of CEAL, in which the Magistrate determined a vinda dos autos à conclusão to deliberate with respect to what was requested in the hearing by the parties.

The proceedings have been concluded by the Magistrate, since February 10, 2015, awaiting the judicial decision, given that the action already had responded to by CEAL, as well as the Instituto Sal da Terra already filed its response in relation to their response The total amount of individual indemnifications sought is R$ 300,000.

4)             Chesf

i.            Accounting and payment by Aneel of the market transactions.

A lawsuit filed by AES Sul Distribuidora Gaúcha de Energia (proceeding no. 2002.34.00.026509-0 — 15th Federal Circuit Court — DF), seeks the accounting and payment by ANEEL of market transactions related to the positive exposure (profit) obtained by not opting for the relief (insurance) in December of 2000. An interlocutory decision issued in the interlocutory appeal lodged under a Grievance Instrument by AES Sul (Process no. 2002.01,00.040870-5) filed against ANEEL resulted in a payment of approximately R$ 110,000 with payment stipulated for November 2008.

To suspend the enforcement of debt, the following legal measures were adopted on that occasion: 1) filing of the Petition of Stay of the Preliminary Order in the STJ; 2) filing of Writ of Mandamus in the Federal District Court of Justice - TJDF and 3) filing of a petition postulating the entry of Chesf in the proceeding, as a necessary, passive co-plaintiff. The procedures 2 and 3 were accepted, with the consequent reform of the preliminary order and suspension of the debt in question. Chesf joined the lawsuit as a necessary, passive co-plaintiff and contested the action. On December 31, 2011, the Federal Regional Court of the 1st Region determined the writ of mandumus (measure 2), filed by Chesf to be admissible and AES files a Special Appeal, and after this was denied, it filed an appeal. The action was determined to be inadmissibleand the motions for clarification were denied, resulting therefore in the filing of the appeal by the plaintiff. On December 31, 2012 counter-arguments were offered by Chesf, which are pending of the documents by the TRF — 1st Region. On December 31, 2013, the TRF -1st Region determined that the MS filed by Chesf (measure 2) to be admissible. Resp of AES, judged. Writ of Mandamus upheld. Action determined to be inadmissible Motions for Clarification denied. In March 2014, the Appeal filed by AES Distribuidora Gaúcha de Energia was ruled on and granted by the TRF 1st Region. Chesf filed motions for clarification against the judgment that granted the appeal, which were denied. On December 31, 2015 the judgment that denied the motions for reconsidderation were pending publication. The judgment was published in January 2016. Chesf and the other defendants filed an appeal with the objective of prevaling on the dissenting vote.

Based on the assessment of its legal advisors, the administration classified the risk of loss of this legal action as “possible”, with an estimated amount of R$ 110,000.

ii.                                       Labor Class Action Lawsuit - Union Hub of Rural Workers of the São Francisco Sub-District

Labor Class action lawsuit filed by the Federal Public Prosecutor in the Judiciary subsection Paulo Afonso — BA (process no. 2490-83.2012.4.01.3306), which aims to obtain a court order declaring the non-existence of the Agreement Addendum of 1986, signed in 1991, between Chesf and representatives of the Union Hub of Rural Workers of the São Francisco. The value attributed to the casue was R$ 1,000,000. A decision was issued that declared the nullity of the agreement of 1991 between CHESF and the Union Hub, which changed the form of calculation of the VMT to the equivalent of 2.5 minimum salaries, as well as determining the payment of the differences determined, from 1991, between the amout effectively paid and the value of 2.5 minimum salaries, corrected monetarily and with late interest added for each family that received or still receives VMT, for the respective period that it received it and which is under the territorial jurisdiction of this Judicial Subsection, except for cases of resettled persons who signed the terms of an extrajudicial agreement and the public document of donation with that requested, renouncing the benefits of the VMT, as well as the right of the interested parties to the receipt of installments affected by the five-year period, from the filing of the lawsuit. Appeals were filed by Chesf and the MPF against the decision, which are pending judgment and distributed to the Federal Reporting Appeals Court Judge Neviton Guedes - Fifth Chamber in November 2016. However, as of December 31, 2016, the report and vote have not been issued.

iii.            Shared Generation Installations — ICGs

Process No. 33328-13.2015.4.01.3400 — 15th Federal Court of the Judicial Section of the Federal District. This is a public civil action filed by ANEEL aimed to collect from Chesf alleged losses that end users of electricity incurred with delays in works related to the so-called Shared Generation Facilities—ICGs. This loss amounts to R$ 1,470,885. Chesf received a summons, and filed a its response in December 2015 ANEEL filed a response. The judge denied the request by Chesf for the production of evidence. In October 2016, the referenced proceeding was concluded for sentencing.

5)       Eletronorte

Collection by CNEC of monetary correction and late payment interest: legal action of collection file by CNEC - Consórcio Nacional de Engenheiros Consultores S.A., with the objection of receiving monetary correction and interest for late payment of invoices, due to desproportionate monetary correction in relation to the actual value of the currency, by suppression and use of indices divorced from contractual reality. The Company maintains that the parties completed all pending items, by signing “Contract of Recognition, Consolidation and Payment of Debts and other Agreements” and, that, the right claimed is specified and removed. On December 31, 2016 the value of the proceeding is R$ 1,093,210 (2015 — R$ 1,090,591).

6)      Eletrosul

Eletrosul has a participation of 49% of the value of the shares with a possible loss of Consórcio Energético Cruzeiro do Sul — CECS, in the amount of R$ 450,469, whose principal discussion of possible risk with respect to the action of indemnification filed by the plaintiff Mineradora Tibagiana Ltda. Mineradora alleges that it holds a mining work authorizaion issued by the National Department of Mineral Production — DNPM and affirms that the mining work authorization obtained provides for legitimate possession and domain in the area in the region around Rio Tibagi. The claimed indemnification refers to the alleged losses in the mining activities in relation to the construction work of the Plant. On December 31, 2016 the value attributed to this claim is R$ 220,730.

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

Eletrobras defended itself from the challenge, alleging that it excluded the revenue in question from the COFINS taxable based supported by Clause XII, subsection “b” of the Brazil-Paraguay Treaty, which was the object of Legislative Decree No.23, of May 30, 1973.

Despite the challenge submitted, the tax requirement made by the Office of the Brazilian Federal Revenue Service in Brasilia was maintained, where Eletrobras filed a voluntary appeal, which was granted by the 2nd Chamber of the Taxpayer Council.

The Federal Goverment (National Finance), filed a special appeal of disagreement, requesting annulment of the ruling, and that appeal is pending trial.

In this manner, the last decision of the Taxpayer Council was favorable to Eletrobras, and the Company consider the decision to be fully consistent with Federal Supreme Court case law. The case value as of December 31, 2016 is R$ 475,085 (December 31, 2015 - R$ 448,841).

Consolidated

1)       Eletronuclear

The tax enforecement action filed by the State of Rio de Janeiro in 2009, whose objective is the credit of the ICMS — Tax on Circulation of Goods and Services, allegedly incident on importation of goods, whose process and guarantee number is 0003767-29.2009.8.19.0001, amount to R$ 86,396, updated to R$ 100,573.

2)      CEAL

On April 19, 2005, the State Secretariat of Finance Alagoas (SEFAZ/AL) filed against CEAL the Infraction Notice no. 99.33828-001.

The infraction notice imposes on CEAL the collection of ICMS incident on commercial losses resulting from the operation of economic activities of electric power distribution. According to the State Tax Authorities, the proceedings are due to the fact that CEAL has provided electric power without the issuance of the respective fiscal documentation in the period between January 2000 and January 2005.

The preliminary injunction suspending the enforceability of the tax credit is currently in force. The proceedings before the Magistrate concluded on May 19, 2014, pending judicial decision, as the action has been contested by the State of Alagoas and by CEAL, its respons already having been filed in relation to. The proceeding has been concluded by the Magistrate on May 19, 2014 and is pending judicial decision, given than the action already has been contested by the State of Alagoas, as well as CEAL, which already has filed its repsonse to the writ of contest. The corrected balance on December 31, 2016 is R$ 352,500.

b.2) Labor Related

i.        Labor actions - Responsibility for the subsidiary

Several labor actions are being processed in which Eletrobras is called to the proceeding in the capacity of being responsible for its subsidiary, arising from the understanding in Labor Law that Eletrobras is part of an economic group. In these proceedings, Eletrobras will only be liable for the payment, in the event of the judicial recognition of the existence of an economic group and if the original employer does not make the payment, which is why the amount of R$ 2,066,335 is classified as a possible risk. In relation to some of the value that will be paid, of this amount, there will still be the possibility of Eletrobras, being reimbursed by the employer.

For all of the matters described in Item b above, no provisions have been recognized as it is probable (more likely than not) that the Company will be successful in its defense of these claims and therefore it does not have a legal or constructive obligation resulting of a past event.

c) Processes where the likelihood of an outflow of resources embodying economical benefits is assessed as remote and also don’t result in the recognition of provisions.

Chesf

Collection lawsuit underway by the contractor Construtora Mendes Júnior S.A., hired to build the Itaparica hydroelectric plant, due to alleged financial losses resulting from a delay in the payment of invoices by the Company. The legal action is considered by its administrators and supported by the legal advisors of the Company as a remote risk of loss.

In this collection lawsuit, contractor Construtora Mendes Júnior S.A. obtained a sentence from the 4th Civil Court, which was later annulled, which sentenced Chesf must pay a sum which, including attorney’s fees and monetary correction until August of 1996, calculated by the criteria determined by the court, would be approximately R$ 7,000,000, a sum which has not been updated since. The Federal Public Prosecutor submitted a statement requesting that the entire process be dismissed, and on the merits, requested that it be inadmissible. The contractor Construtora Mendes Júnior S.A. filed appeals to the Supreme Court (ARESP), and on December 31, 2012, in that instance, the Federal Public Prosecutor issued an opinion finding that the appeals should be rejected, and on December 31, 2012, in that instance, the Federal Public Prosecutor issued an opinion opining for the the denial of the appeal, which was judged inadmissible in September 2014.

Mendes Junior has filed a Regulatory Appeal, converted into REsp and presented to be judged on December 4, 2014, with oral statements presented by the all parties involved. Mendes Junior has filed a Regulatory Appeal, converted into REsp and presented to be judged on December 4, 2014, with oral statements presented by the parties. Because Judge Benedito Gonçalves asked to see the files, the session was suspended, and resumed on December 18, 2014, when the First Panel, unanimously, decided upon rejecting the Special Appeal filed by Mendes Júnior. The decision was published on March 19, 2015. Mendes Júnior filed motions for clarification, which were denied by the STJ.

After the motions were denied, Mendes Júnior filed an extraordinary appeal, which was denied continuence, this was the subject of an appeal (ARE 971.889) that is pending judgment after distribution, in which continuance of the appeal was denied.

A regulatory appeal was filed by Mendes Júnior that is pending judgment. On December 31, the proceeding was concluded for judgment.

NOTE 31 — ASSET DECOMMISSION OBLIGATION

The Company recognizes decommissioning obligations in thermonuclear power plants, which consist of a program of activities required by the National Nuclear Energy Commission (CNEN), which allows dismantling these nuclear facilities safely and with a minimal impact on the environment, at the end of their operating cycle.

Given the specific characteristics of operating and maintaining thermonuclear power plants, whenever there are changes to the estimated cost of demobilization, due to new studies and new technological advancements, the decommissioning charges should be changed so as to adjust the balance of the obligation to the new reality.

In the calculation of the adjustment to the present value of the obligation for demobilization, the total estimated cost for decommissioning is considered, discounted at a rate of 6.02% per annum which represents the cost of capital of the company, from the end of the economic useful life of each plant up to the balance sheet date.

Balance of Liabilities, at Present Value, on 12/31/2013	1,136,342
Adjustment to Present Value/Exchange Variation during period	178,138
Balance of Liabilities, at Present Value, on 12/31/2014	1,314,480
Adjustment to Present Value/Exchange Variation during period	(113,294)
Balance of Liabilities, at Present Value, on 12/31/2015	1,201,186
Adjustment to Present Value/Exchange Variation during period	201,284
Balance of Liabilities, at Present Value, on 12/31/2016	1,402,470

NOTE 32 — ADVANCES FOR FUTURE CAPITAL INCREASE

The resources come from the National Treasury and are earmarked for the projects below:

	12/31/2016	12/31/2015
Federal Government Contribution to Future Capital Increase	3,060,373	—
Acquisition of Equity Stake CEEE/CGTEE	224,097	196,544
Banabuí - Fortaleza Transmission Line	3,783	3,318
UHE de Xingó	10,629	9,322
Transmission Line in the State of Bahia	1,664	1,459
Federal Electricity Access Fund - Law 5,073/66	9,863	8,650
	3,310,409	219,294

The entry of the funds in the Company in the amounts of R$ 1,000,000 and R$ 970,000 was approved, on April 6 and September 9, 2016, respectively, through Advances for the Future Increase of Capital (“AFAC”), made by the controlling sharedholder the Federal Government. The referenced funds will be earmarked for covering capital expenses for the year of 2016, provided in the budget of Eletrobras Holding, being prohibited the utilization of these funds for transfer, under any heading, to subsidiary distributors of Eletrobras. On November 22, 2016, an new inflix of funds occured in the Company in the amount of R$ 936,180 under the heading of AFAC realized by the Federal Government, destined to make viable the execution of the Director Plan of Business and Mangement for the period of 2017 to 2021 (“PNDG 2017-2021”).

The AFACs realized on April 6 and September 9 of 2016 were necessary to reinforce the sources of necessary funds for compliance with the Global Expenditures Program (PDG) 2016, approved by Decree no. 8,632, of September 30, 2015, due to the frustration of entry of some funds provided originally in its capital budget, such as: (i) the non-receipt of expected dividens from some investments due to losses that occurred in the fiscal period of 2015; (ii) non-receipt, up to this date, of the amounts related to additional indemnifications from the renewed generation and transmission concessions in accordance with Law no. 12,783/2013, due to the necessity to wait for regulatory legislation from the Granting Authority in relation to the conditions for the referenced payment; and, (iii) the difficulty of accessing, at this time, the debt market due to current macroeconomic and sector conditions.

NOTE 33 — PROVISIONS FOR ONEROUS CONTRACTS

	BALANCE ON 12/31/2015	ADDITIONS	REVERSALS	BALANCE ON 12/31/2016

Transmission
Contract 062/2001	729,478	—	(729,478)	—
LT Recife II - Suape II	51,024	—	(9,561)	41,463
LT Camaçari IV - Sapeaçu	99,080	15,421	—	114,501
Other	16,467	—	(5,946)	10,521
	896,049	15,421	(744,985)	166,485
Generation
Camaçari	80,441	—	(80,441)	—
Funil	83,788	—	(20,364)	63,424
Coaracy Nunes	228,091	142,490	—	370,581
Marimbondo	79,924	155,882	—	235,806
Angra 3	—	1,677,269	(327,028)	1,350,241
Other	130,072	414,241	(57,300)	487,013
	602,316	2,389,882	(485,133)	2,507,065
Distribution
Ceal	—	7,809	—	7,809
Cepisa	—	65,382	—	65,382
Ceron	—	191,325	—	191,325
Boa Vista	60,120	—	(57,897)	2,223
Amazonas D	—	812,694	—	812,694

	60,120	1,077,210	(57,897)	1,079,433

	1,558,485	3,482,513	(1,288,015)	3,752,983

Total Current Liabilities	9,073	1,142,502	(57,897)	1,093,678

Total Noncurrent Liabilities	1,549,412	2,340,011	(1,230,118)	2,659,305

TOTAL	1,558,485	3,482,513	(1,288,015)	3,752,983

	Balance on 12/31/2014	PROVISIONS	REVERSALS	Balance on 12/31/2015

Transmission
Contract 062/2001	608,488	120,990	—	729,478
LT Recife II - Suape II	7,657	43,367	—	51,024
LT Camaçari IV - Sapeaçu	2,917	96,163	—	99,080
Others	13,028	6,108	(2,669)	16,467
	632,090	266,628	(2,669)	896,049
Generation
Camaçari	91,122	—	(10,681)	80,441
Funil	132,219	—	(48,431)	83,788
Coaracy Nunes	30,361	197,730	—	228,091
Furnas	168,701	—	(168,701)	—
Marimbondo	25,989	53,935	—	79,924
Others	51,406	78,666	—	130,072
	499,798	330,331	(227,813)	602,316
Distribution
Ceal	—	60,120	—	60,120
	—	60,120	—	60,120

	1,131,888	657,079	(230,482)	1,558,485

Total Current Liabilities (*)	1,687	7,386	—	9,073

Total Non-Current Liabilities	1,130,201	649,693	(230,482)	1,549,412

TOTAL	1,131,888	657,079	(230,482)	1,558,485

	Balance on 12/31/2013	PROVISIONS	REVERSALS	Balance on 12/31/2014

Transmission
Contract 062/2001	875,272	647,484	(914,268)	608,488
Others	—	23,602	—	23,602
	875,272	671,086	(914,268)	632,090
Generation
Itaparica	863,146	—	(863,146)	—
Jirau	711,881	—	(711,881)	—
Camaçari	267,117	—	(175,995)	91,122
Funil	95,903	131,385	(95,068)	132,220
Mauá-Klabin	19,853	—	(19,853)	—
Coaracy Nunes	88,545	—	(58,184)	30,361
Others	30,425	260,138	(44,468)	246,095
	2,076,870	391,523	(1,968,595)	499,798

Distribution
Intangible	295,259	—	(295,259)	—
	295,259	—	(295,259)	—
	3,247,401	1,062,609	(3,178,122)	1,131,888

Total Current Liabilities (*)	3,066	221	(1,600)	1,687

Total Non-Current Liabilities	3,244,335	1,062,388	(3,176,522)	1,130,201

TOTAL	3,247,401	1,062,609	(3,178,122)	1,131,888

The amount of the provision for onerous contracts maintained on December 31, 2016 was R$ 952,728 (R$ 1,270,274 on December 31, 2015) arises a from concession contracts extended under Law No. 12,783/13, due to the tariff determined presenting an imbalance in regards to current operating and maintenance costs. Given this, the present obligation according to each contract was recognized and measured as a provision, and may be reversed due to adjustments in the cost reduction and/or tariff revision program.

Angra 3

The Company revised the total budget for the Angra III project and the forecasted date for operation othe Angra III Nuclear Plant was changed to December of 2022. Accordingly, in the fiscal period of 2016, the Company recognized an impairment in the amount of R$ 2,885,939 (see Note 19) of the asset in relation to this project and a surplus value in relation to this asset of R$ 1,677,269, recognized as an onorous contract.

NOTE 34 — LONG-TERM OPERATING COMMITMENTS

The Company’s long-term operating commitments, mainly related to purchase agreements for electrical energy and fuel, are:

34.1. — Purchase of energy

Companies	2018	2019	2020	2021	2022	After 2022

Amazonas D	796,284	865,926	953,503	1,026,234	1,106,388	3,098,995
CGTEE	228,948	228,948	220,695	220,695	220,696	220,695
Chesf	267,690	267,690	268,420	177,700	177,700	2,130,450
Distribuidora Alagoas	752,200	828,480	902,263	881,572	922,479	922,480
Distribuidora Piauí	854	837	768	774	808	280,767
Distribuidora Roraima	—	1,047,758	528,156	—	—	—
Distribuidora Rondônia	1,254,994	1,355,922	1,435,240	—	—	—
Eletrosul	246,262	249,674	240,274	238,361	229,981	2,518,069
Furnas	607,914	610,976	602,903	600,055	593,571	3,220,238
Total	4,155,146	5,456,210	5,152,222	3,145,390	3,251,623	12,391,694

34.2 — Fuel Suppliers

Companies	2018	2019	2020	2021	2022	After 2022

Amazonas D	2,964,692	3,104,682	2,987,003	2,754,647	2,878,525	19,497,308
CGTEE	115,345	115,345	115,345	115,345	115,345	230,690
Eletronuclear	—	—	1,000,000	600,000	316	8,762,700
Total	3,080,037	3,220,027	4,102,348	3,469,992	2,994,186	28,490,698

The main activity in the purchase of fuel is in the subsidiary Eletronuclear, which has contracts signed with Indústrias Nucleares Brasileiras - INB for the purchase of Nuclear Fuel for the production of electrical energy, to recharge thermonuclear power plants (UTN) Angra I and Angra II, as well as to deploy UTN Angra III and recharge it in the future.

The subsidiary Amazonas has a long-term commitment for the purchase of natural gas to generate thermoelectrical energy with Companhia de Gás Natural do Amazonas — CIGÁS. The final term of the contract is 11/30/2030.

34.3 — Sale of Energy

Companies	2018	2019	2020	2021	2022	After 2022
Amazonas GT	558,760	558,760	446,298	319,638	319,638	1,331,970
CGTEE	474,699	474,699	474,699	474,699	474,699	949,398
Chesf	824,510	864,700	864,700	810,660	866,400	10,178,500
Eletrosul	652,352	548,036	493,293	491,945	491,945	7,419,496
Eletronuclear	3,087,989	3,087,989	3,087,989	3,087,989	3,087,989	—
Furnas	3,054,451	3,054,451	1,730,187	1,726,353	1,726,353	27,531,632
Distribuidora Rondônia	2,304,857	2,549,537	2,835,530	—	—	—
Total	10,957,618	11,138,172	9,932,696	6,911,284	6,967,024	47,410,996

34.4 — Enviromental Commitments

Companies	2018	2019	2020	2021	2022	After 2022
Eletronuclear	—	1,136,165	428,893	779,449	348,957	—
Eletronorte	20,000	20,000	20,000	20,000	20,000	16,000
Total	20,000	1,156,165	448,893	799,449	368,957	16,000

Angra 3

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

* Information not audited by independent auditors

34.5 — Purchase of Fixed and Intangible Assets

Companies	2018	2019	2020	2021

Chesf	398,045	—	—	—
Eletronuclear	2,490,036	471,533	—	—
Eletrosul	102,039	103,662	122,631	161,188
Total	2,990,120	575,195	122,631	161,188

Contracts signed with various suppliers for the purchase of equipment for the subtitution in fixed assets, primarily, for the Angra 1, Angra 2 and Angra 3 plants, necessary for the maintenance and operation of these assets.

The Company continues to evaluate the continuity of the project of the Angra III Nuclear Plant, which may impact the commitments for acquisition of fixed assets and intangibles.

34.6 — Acquisition of input materials

Companies	2018	2019	2020

CGTEE	29,352	29,352	29,352
Total	29,352	29,352	29,352

The subsidiary CGTEE is purchasing calcium to control emissions of waste at its plants.

34.7 — Commitments — Jointly controlled ventures

The values of jointly controlled commitments are presented below for the proportion of participation of the companies.

34.7.1 — Purchase of fixed assets

The Company has contracted for acquisiton of fixed assets with suppliers relating to shareholder participation in Special Purpose Enterprises (SPE), as presented below:

Companies	2018	2019	2020	2021	2022

Eletronorte
CCBM	26,799	—	—	—	—
ELM	14,578	2,078	2,078	2,078	6,829
Other	4,061	—	—	—	—
Total	45,438	2,078	2,078	2,078	6,829

34.7.2 — Use of public goods

Companies	2018	2019	2020	2021	2022	After 2022

Norte Energia S.A.	3,288	3,288	3,031	3,031	3,031	29,176
Energética Águas da Pedra S.A.	370	370	370	370	370	1,054
Total	3,288	3,288	3,031	3,031	3,031	29,176

34.7.3 — Capital contribution

The Company has future commitments signed regarding an interest in Special Purpose Companies (SPEs) in the form of advances for future capital increases, as presented below:

Companies	2018	2019	2020	2021	2022	After 2022
Norte Energia S.A.	347,599	18,150	—	—	—	—
Belo Monte Transmissora de Energia SPE S.A.	87,000	—	—	—	—	—
Transnorte Transmissora de Energia S.A.	88,200	—	—	—	—	—
Complexo Famosa	4,000	—	55,000	55,000	55,000	55,000
Complexo Eólico Baleia	—	—	63,000	63,000	63,000	63,000
Complexo Eólico Punaú	8,000	—	80,000	80,000	80,000	80,000
Holding Brasil Ventos	393,000	428,000	38,000	38,000	38,000	38,000
Complexo Eólico Itaguaçú Da Bahia	22,000	—	157,000	157,000	157,000	157,000
Empresa de Energia São Manoel S.A.	10,000	—	—	—	—	—
Complexo Eólico Pindaí I	68,125	—	—	—	—	—
Complexo Eólico Pindaí II	15,430	—	—	—	—	—
Complexo Eólico Pindaí III	19,390	—	—	—	—	—
Chapada do Piauí II Holding S.A.	20,717	—	—	—	—	—
Interligação Elétrica Garanhuns S.A.	1,070	—	—	—	—	—
Complexo Eólico Sento Sé II	20,717	—	—	—	—	—
Complexo Eólico Sento Sé III	20,717	—	—	—	—	—
Extremoz Transmissora do Nordeste - ETN S.A.	9,260	—	—	—	—	—
Transmission Auction 004/2014 - Lot A	84,331	84,331	—	—	—	—
Total	1,305,640	530,481	393,000	393,000	393,000	393,000

NOTE 35 — EQUITY

35.1. — Capital Stock

The Capital Stock as of December 31, 2016 is R$ 31,305,331 (R$ 31,305,331 in December 2015) and its shares have no face value. Preferred stock have no voting rights and are not convertible into common stock, however, they have priority in the reimbursement of capital and distribution of dividends at the annual rate of 8% for class “A” shares (subscribed to by June 23, 1969) and 6% for class “B” shares (subscribed to by June 24 of 1969), calculated on the capital corresponding to each class of shares.

The capital stock is represented by 1,352,634,100 book-entry shares, and is distributed, by main shareholders and types of shares, on December 31, 2016, as follows:

12/31/2016
	ORDINARY		PREFERRED			TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Series A	%	Series B	%	QUANTITY	%

Federal Goverment	554,395,652	51.00	—	—	1,544	0.00	554,397,196	40.99
BNDESPAR	141,757,951	13.04	—	—	18,691,102	7.04	160,449,053	11.86
BNDES	74,545,264	6.86	—	—	18,262,671	6.88	92,807,935	6.86
Banco Clássico	68,750,900	6.32	—	—	—	—	68,750,900	5.08
American Depositary Receipts — ADRs	30,449,968	2.80	—	—	16,755,615	6.31	47,205,583	3.49
Other	217,150,562	19.98	146,920	100.00	211,725,951	79.77	429,023,433	31.72
	1,087,050,297	100.00	146,920	100.00	265,436,883	100.00	1,352,634,100	100.00

12/31/2015
	ORDINARY		PREFERRED			TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Series A	%	Series B	%	QUANTITY	%

Federal Goverment	554,395,652	51.00	—	—	1,544	0.00	554,397,196	40.99
BNDESPAR	141,757,951	13.04	—	—	18,691,102	7.04	160,449,053	11.86
BNDES	74,545,264	6.86	—	—	18,262,671	6.88	92,807,935	6.86
FND	45,621,589	4.20	—	—	—	—	45,621,589	3.37
FGHAB	1,000,000	0.09	—	—	—	—	1,000,000	0.07
CEF	8,701,564	0.80	—	—	—	—	8,701,564	0.64
FGI	—	—	—	—	8,750,000	3.30	8,750,000	0.65
Other	261,028,277	24.01	146,920	100.00	219,731,566	82.78	480,906,763	35.55
	1,087,050,297	100.00	146,920	100.00	265,436,883	100.00	1,352,634,100	100.00

Of the total of 429,023,433 shares in the hands of minority shareholders 260,304,425, or 60.7%, are owned by non-resident investors, being 130,257,171 common shares, 28 preferred shares of class “A” and 130,047,226 preferred shares of class “B”.

Of the total shareholders that reside abroad, 30,449,968 common shares and 16,755,615 class “B” preferred shares are held in custody, and tied to American Depositary Receipts (ADRs) program.

35.2 — Capital Reserves

	12/31/2016	12/31/2015
Compensation for insufficient remuneration (CRC)	6,779,931	18,961,102
Goodwill in issuance of stock	3,384,310	3,384,310
Special - Decree/Law 54,936/1964	387,418	387,418
Monetary correction in 1978 opening balance sheet	309,655	309,655
Monetary correction in 1987 Compulsory Loan	2,708,432	2,708,432
Donations and grants - FINOR, FINAM, and others	297,424	297,424
	13,867,170	26,048,342

On April 29, 2016 at the fifty-sixth Ordinary General Assembly the destination was deliberated of the financial results of the fiscal year ending on December 31, 2015, with the utilization the capital reserve for the absorption of the amount of R$ 12,181,171 equivalent to the account for accrued losses for the fiscal year, exceeding the profit reserves.

35.3 — Profit reserve

	12/31/2016	12/31/2015
Legal (Article 193, Law 6,404/1976)	171,295	—
Statutory (Article 194, Law 6,404/1976)	1,747,209	—
Unrealized Earnings (Article 197, Law 6,404/1976)	386,375	—
Earnings Withheld (Article 196, Law 6,404/1976)	713,803	—
	3,018,682	—

35.3.1 — Legal reserve

This is constituted based on 5% of the net profit determined in each fiscal year, which, in accordance with Law 6,404/1976, should be withheld before any other destination for the constitution of the legal reserve, which shall not exceed 20% of the share capital or 30% of the share capital when the amount of capital reserves is increased. The legal reserve has as its purpose to ensure the integrity of the social capital and may only be used to offset losses or to increase capital.

35.3.2 — Statutory Reserve

12/31/2016
Investments (50% of Net Earnings)	1,712,950
Studies and Projects (1% of Net Earnings)	34,259
1,747,209

The articles of incorporation of the Company define that the General Assembly will destine, in addition ot the legal reserve, calculated on the net profits of the fiscal year:

I — 50%, as a reserve for investments, intended for application in public electric power utilities, for which the accrued balance may not exceed seventy-five percent of the paid-in social capital; and II - 1% as a reserve for studies and projects intended to attend to the execution of studies and projects of technical/economic feasability of the electric energy sector, for which the accrued balance may not exceed two percent of the paid-in social capital.

II — 1% as a reserve for studies and projects, intended to cover the execution of studies and projects of technical-economic mobility of electric energy sector, whose accumulated balance may not exceed two percent of capital stock.

35.3.3 — Unrealized Profits

In the fiscal year in which the amount of the mandatory minimum dividends, calculated per the terms of the articles of incorporation, excees the portion realized of the net profits of the fiscal year, the General Assembly may, through a proposal of the adminstrative bodies, destine the excess amount to the constitution of a reserve for unrealized profits. The reserve for unrealized profits may only be used to pay the mandatory dividend and the unrealized profits of each year that are the first to be realized in cash will be considered as integral parts of the reserve, as long as these profits are not absorbed by losses calculated in fiscal periods.

35.3.4 — Retained Earnings

This is intended for the application of projected investments in the capital budget, in which the general assembly may, through a proposal of the administrative bodies, deliberate to retain a portion of the of the net earnings of the period previously approved by it.

35.4 — Remuneration to the Shareholders

I. — Relative to the fiscal period

The articles of incorporation of the Company establish as a mandatory minimum divident 25% of net profit, adjusted pursuant to corporate legislation, respecting the minimum remuneration for preferred shares of classes A and B, of the nominal value of shareholder equity relating to these types and classe of shares, providing for the possibility of payment of interest on shareholder equity.

Eletrobras’ Preferred A and B shares, which were subscribed until June 23, 1969, will have priority on the distribution of dividends, which  8% and 6%, respectively rate per annum will affect the equity on each type and class of shares, to be equally apportioned among them.

Below, in the form of intereset on shareholder equity imputed to the minimum dividence, pursuant to applicable legislation, as well as the total value of the remuneration proposed to the shareholders, to be deliberated in the General Ordinary Assembly:

Fiscal Year Net Income:	3,425,899
(-) Legal Reserve (5% of Net Income)	(171,295)
(+) Realization of Revaluation Reserve	10,442
(+) Unclaimed Shareholder Remuneration - Elapsed	16,303
= Taxable Base	3,281,349

Distribution of Income

Fiscal Year Net Income:	3,425,899
Minimum Statutory Remuneration Payable	(433,962)
Establishing of Legal Reserve (5% of net earnings)	(171,295)
Establishing of Statutory Reserve for Investments (50% of net earnings)	(1,712,950)
Establishing of Statutory Reserve for Studies and Projects (1% of net earnings)	(34,259)
Establishing of Unrealized Earnings Reserve	(386,375)
Establishing of Reserve for Withheld Earnings (Article 196 of LSA)	(713,803)
Realization of Revaluation Reserve	10,442
Unclaimed shareholder remuneration	16,303
Final Balance of Accumulated Income	—

In 2016, Eletrobras attributed the remuneration to the sharedholders, in the form of interest on shareholder equity — JCP in the amount of R$ 433,962, imputed to the dividends of the fiscal period in accordance with the statutory provisions, whose remuneration per share is as follows:

Compensation per share - Expressed in R$	12/31/2016
Class A Preferred Shares	2.1783
Class B Preferred Shares	1.6337

In accordance with the current tax legislation, concerning the value of remuneration proposed to the shareholders, under the heading of JCP, Income Tax withheld at the Source is incident - IRRF (R$ 65,094) and the net portion of the income tax of the JCP to be distributed to the shareholders is R$ 368,868.

Monetary updates are incident on the remuneration proposed beginning of January 1, 2017 up to the effective date of initiation of payment, and this date will be deliberated by the General Ordinary Assembly, which will review the present Financial Statements and proposal for destination of the results of this fiscal period.

NOTE 36 — EARNINGS PER SHARE

(a) Basic

Basic earnings per common share is calculated by dividing the earnings attributable to Company’s Common shareholders by the weighted average amount of common shares outstanding during the year, which excludes common shares bought by the Company and carried as treasury shares. Preferred share has priority on minimum dividends distribution, but its participation rights on earnings, once the minimum dividends is satisfied, is equivalent to common share, thus earnings per preferred share is calculated using the same method applied to common share.

Basic

12/31/2016
Numerator	Ordinary	Preferred A	Preferred B	Total
Income attributable to each class of shares	2,880,723	389	703,417	3,584,529

Denominator	Ordinary	Preferred A	Preferred B	Total
Weighted average number of shares	1,087,050	147	265,437	1,352,634
% of shares with respect to total	80.37%	0.01%	19.62%	100.00%

Basic profit or loss per share (R$)	2.65	2.65	2.65

12/31/2015
Numerator	Ordinary	Preferred A	Preferred B	Total
Loss attributable to each class of shares	(9,165,746)	(1,239)	(2,238,100)	(11,405,085)

Denominator	Ordinary	Preferred A	Preferred B	Total
Weighted average number of shares	1,087,050	147	265,437	1,352,634
% of shares with respect to total	80.37%	0.01%	19.62%	100.00%

Basic and diluted profit or loss per share (R$)	(8.43)	(8.43)	(8.43)

12/31/2014
Numerator	Ordinary	Preferred A	Preferred B	Total
Loss attributable to each class of shares	(5,003,718)	(676)	(1,221,811)	(6,226,206)

Denominator	Ordinary	Preferred A	Preferred B	Total
Weighted average number of shares	1,087,050	147	265,437	1,352,634
% of shares with respect to total	80.37%	0.01%	19.62%	100.00%

Basic and diluted profit or loss per share (R$)	(4.60)	(4.60)	(4.60)

(b) Diluted

To calculate the diluted result per share, the Company shall assume the exercise of options, subscription bonuses, and similar dilutives of the company. The assumed values arising from these instruments must be considered as having been received from the issuance of common shares at the average market price of the common shares during the period. On December 31, 2016, the 15,759,561 potential dilutive common shares, referring to the compulsory loan, were included in the calculation of the weighted average number of shares due to dilutive effect in 2016 and the antidilutive effect in 2015 and 2014, as shown below.

12/31/2016
Numerator	Ordinary	Preferred A	Preferred B Converted	Preferred B	Total
Income attributable to each class of shares	2,847,920	385	40,816	695,408	3,584,529

Denominator	Ordinary	Preferred A	Preferred B Converted	Preferred B	Total
Weighted average number of shares, in thousands	1,087,050	147	15,580	265,437	1,368,214
% of shares with respect to total	79.45%	0.01%	1.14%	19.40%	100.00%

Diluted profit or loss per share (R$)	2.62	2.62	2.62	2.62

NOTE 37 — NET OPERATING REVENUE

	12/31/2016	12/31/2015	12/31/2014
OPERATING REVENUE

Generation

Supply of energy for distribution companies	12,885,622	12,310,243	12,175,362
Supply of energy for end consumers	2,945,506	3,571,809	3,317,103
Short-term electricity	1,242,016	1,811,552	3,817,976
Revenue from Operation and Maintenance of Renewed Concessions	2,178,699	1,882,637	1,803,127
Revenue from Construction of Renewed Plants	41,316	148,403	240,040
Financial Effect of Itaipu	(346,638)	234,425	(97,740)
	18,946,521	19,959,069	21,255,868
Transmission

Revenue from Operation and Maintenance of Renewed Lines	2,735,999	2,504,239	1,207,090
Revenue from operation and Maintenance	239,691	191,372	994,178
Revenue from Construction	1,174,703	2,077,616	1,786,195
Financial - Return on Investment	29,406,261	838,087	714,409
	33,556,654	5,611,314	4,701,872
Distribution

Supply of Electricity	15,208,202	14,835,424	7,310,337
Revenue from Construction	1,165,611	1,011,518	873,413
CVA and other financial items	(339,405)	324,120	38,477
	16,034,408	16,171,062	8,222,227

Other Revenue	2,450,329	1,484,431	1,339,294

	70,987,912	43,225,876	35,519,261

(-) Deductions from operating revenue

(-) ICMS	(4,000,750)	(3,877,677)	(1,683,781)
(-) PASEP and COFINS	(3,642,892)	(4,108,891)	(2,685,562)
(-) Sector fees	(2,550,473)	(2,313,660)	(1,005,014)
(-) Other deductions (including ISS)	(44,944)	(336,810)	(7,097)
	(10,239,059)	(10,637,038)	(5,381,454)

Net operating revenue	60,748,853	32,588,838	30,137,807

On April 20, 2016, the Ministry of Mines and Energy - MME published Ordinance No. 120 which regulated the conditions for receipt of remuneration relating to electric power transmission assets existing on May 31, 2000, called the facilities of the Basic Network of the Existing System - RBSE and other Transmission Facilities - RPC, not depreciated and not amortized, in accordance with the second paragraph of article 15 of Law 12,783/2013.

On December 31, 2016, the Company made its estimation of updated values relating to electric power transmission assets existing on May 31, 2000, recognizing the amount of R$ 28,600,552, under the heading Financial Income - Return on Investment in the transmission segment (See Note 2.1).

NOTE 38 — RESULTS OF EQUITY METHOD INVESTMENTS

	12/31/2016	12/31/2015	12/31/2014
Investments in associated companies
Interest on equity	6,010	—	10,611
Equity method	3,029,734	379,743	(1,518,268)
	3,035,744	379,743	(1,507,657)

Other investments
Interest on equity	1,026	2,010	20,008
Dividends	101,510	62,045	98,477
Remuneration of investments in partnerships	—	10,402	24,429
Capital returns - ITAIPU	84,768	77,246	56,439
Other	(17,537)	—	—
	169,767	151,703	199,353
	3,205,511	531,446	(1,308,304)

38.1 — Investigation

As a result of the investigation, the Company recognized the loss of R$ 91,464 in 2014, under equity method line item above (See Note 4.XI)

NOTE 39 — PERSONNEL, SUPPLIER AND SERVICES

	12/31/2016	12/31/2015	12/31/2014
Personnel	6,548,572	6,004,845	5,609,320
Materials	329,599	318,410	310,276
Services	3,485,040	3,172,162	2,565,777
	10,363,211	9,495,417	8,485,373

NOTE 40 — ENERGY PURCHASED FOR RESALE

	12/31/2016	12/31/2015	12/31/2014

Energy purchased for resale
Supply	5,714,743	4,931,606	5,030,149
Trading in CCEE	2,425,240	2,998,109	2,864,480
PROINFA	3,106,129	2,818,660	2,502,382
Other	17,931	17,852	27,689
	11,264,043	10,766,227	10,424,700

NOTE 41 — OPERATING CHARGES (REVERSALS), NET

	12/31/2016	12/31/2015	12/31/2014
Guarantees	29,913	30,265	115,166
Litigation charges (Note 30)	3,994,158	2,942,245	7,797,129
ADA - Consumers and Retailers	334,383	642,924	83,921
ADA - Financing and Loans (Note 8)	17,290	15,755	(269,051)
Onerous Contracts (Note 33)	2,194,498	366,477	(1,800,401)
Impairment (Reversal) for Losses in Investments	1,479,088	489,752	(1,414,171)
Impairment (Note 19)	5,681,019	5,979,596	377,551
ANEEL CCC charges	741,623	—	—
Market Value Adjustment	41	67,107	110,902
Impairment for Financial Assests Loss	—	—	(791,868)
BRR Impairment	—	(148,637)	(360,648)
Fixed Asset Loss	—	—	235,064
Provision for environmental	—	—	104,904
Hydrological Risk	(451,340)	451,340	—
Other	847,279	749,943	474,723
	14,867,952	11,586,767	4,663,220

Impairment/(Reversal) for Losses on Investments

The Company has made adjustments to the results of the subsidiaries, in order to standardize the accounting policies of these companies with those adopted by the Company, and it additionally recognized charges for losses on investments, totaling an amount in the period of December 31, 2016 of R$ 1,479,088 (reversal of R$ 610,747). For more information, see note 15.

ANEEL — CCC Charge

On February 7, 2017, ANEEL issued Ratifying Resolution No. 2.202 that approved the budget for the year of 2017 of the CDE account. The budget approved by ANEEL initially did not contemplate the values that were the objective of renegotiation signed in 2014 and 2015 between the distributors Amazonas D, Ceron, Eletroacre and Boa Vista (referred to as “distributors”) and Petrobras B/R Distribuidora. These Acknowledgement of Debt Agreements, referred to as “CCDs” had been previously authorized by the applicable legislation and approved by ANEEL.

On March 7, 2017, through Ratifying Resolution No. 2.204, of March 7, 2017, ANEEL amended Ratifying Resolution No. 2.202, of February 7, 2017, which approves the annual budget of the CDE Account for the year 2017, including in the budgets the amounts relating to the CCDs. (more information see Note 11).

Hydrologic Risk

In December 2015 the subsidiary Eletronorte provisioned R$ 451,340 due to exposure to risk resulting from acceptance of the renegotiation of hydrologic risk. During the period of 2016, after the acceptance by several companies of the renegotiation, the risk of exposure of Eletronorte did not materialize, this fact resulted in a new assessment of the risk associated with current events, as well as the assessment of the situation of Eletronorte in accounting for short-term energy, characterized as an energy seller up to the closure of the period. Given these aspects, the maintenance of the accrued liability is not required. Accordingly, the subsidiary Eletronorte reversed the accrued liability in its entirety in 2016.

NOTE 42 — ASSETS HELD FOR SALE

42.1. Acquisition of shareholding control over CELG - D

On September 26, 2014, in an Extraordinary General Meeting, Eletrobras approved the acquisition of a controlling interest in CELG - Distribuição S.A.- CELG - D.

The Company concluded the process of purchasing CELG-D by paying and transferring, on 01/27/2015, 76,761,267 common shares issued by CELG-D, corresponding to 50.93% of the Distributor’s capital, for the sum of R$ 59,454.

On December 28, 2015, at an Extraordinary Meeting, Eletrobras approved the sale of the shareholding control of CELG-D at a privatization auction to be promoted by BM&FBOVESPA, according to the minimum price and conditions set forth in Resolution No. 11/2015 by the National Privatization Council — CND. On December 31, 2015, the Company classified the assets and liabilities of the CELG D as assets held for sale, given than the Company is committed to disposal of the shareholder control of said subsidiary.

On November 30, 2016, the Privatization Auction Number 02/2016 of CELG D was conducted in the Securities Exchange of São Paulo - BM&FBOVESPA and the successful bid was that of the company ENEL BRASIL S/A (“Successful Bidder”).

On January 24, 2017, the Administrative Council of Economic Defense - CADE authorized the completion of the privatization operation of CELG D.

On January 31, 2017, the National Electric Energy Agency (“ANEEL”) approved the acquisition of CELG D by ENEL BRASIL S/A, through Authoritative Resolution number 6,182/2017.

On February 14, 2017, the purchase and sale contract for the shares of CELG D was signed between Eletrobras, Companhia Celg de Participações — CELGPAR and ENEL BRASIL S/A, in accordance with the established timetable. Eletrobras received, on this date, the amount of R$ 1,065,266 for this disposal of assets.

The principal assets and liabilities of the subsidiary CELG D classified as held for sale on December 31, 2016, are shown below:

	12/31/2016	12/31/2015
Cash and cash equivalents	76,144	82,182
Receivables	988,093	1,112,469
Taxes and social contributions	149,570	170,440
Court deposits	212,420	136,761
Financial Assets	62,296	199,497
PP&E, net	44,983	43,328
Intangible Assets, net	2,065,418	1,908,127
Reimbursable Assets - FUNAC	650,065	672,615
Other assets	157,224	298,366
Total assets of CELG D classified as held for sale	4,406,213	4,623,785

Suppliers	1,467,436	1,983,890
Loans and financing	1,085,476	1,304,503
Taxes and social contributions	277,612	360,553
Sector fees	706,039	428,332
Retirement benefits	149,698	146,800
Provisions for contingencies	669,729	568,100
Other liabilities	819,023	782,831
Liabilities of CELG D associated with assets classified as held for sale	5,175,013	5,575,009

NOTE 43 —FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

43.1 — Management of Capital Risk

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

	12/31/2016	12/31/2015
Total loans and financing	45,620,428	46,398,260
(-) Cash and cash equivalents and marketable securities	6,424,881	8,431,737
Net debt	39,195,547	37,966,523
(+) Total Net Equity	44,064,927	41,580,593
Total Capital	83,260,474	79,547,116
Financial Leverage Index	47%	48%

43.2 — Classification by category of financial instruments

The accounting balances of financial assets and liabilities represent a reasonable approximation of fair value. The Company uses the hierarchy to measure the fair value of its financial instruments:

	Measurement	12/31/2016	12/31/2015

FINANCIAL ASSETS (Current/Noncurrent)

Cash and cash equivalents		679,668	1,393,973

Loans and receivables		78,991,610	59,238,499
Customers	Amortized cost	6,481,303	5,970,958
Loans and financing	Amortized cost	13,184,244	17,587,620
Reimbursement rights	Amortized cost	9,164,986	10,503,382
Financial Asset - Generation and Transmission	Amortized cost	13,590,194	25,176,539
Financial Assets - Transmission (RBSE)	Fair value	36,570,883	—

Held to maturity		246,801	193,669
Securities	Amortized cost	246,801	193,669

Measured at Fair Value through profit/loss		5,727,185	6,890,406
Securities	Fair value	5,498,412	6,844,095
Derivative instruments	Fair value	228,773	46,311

Available for sale		6,283,905	5,382,366
Investments (equity stakes)	Fair value	1,357,923	1,177,260
Financial assets - Distribution	Fair value	4,925,982	4,205,106

FINANCIAL LIABILITIES (Current/Noncurrent)

Measured at Amortized Cost		69,184,723	70,733,967
Suppliers	Amortized cost	19,442,121	19,577,928
Loans and financing	Amortized cost	45,620,428	46,398,260
Debentures	Amortized cost	201,375	562,474
Reimbursement obligations	Amortized cost	2,683,816	2,879,586
Commercial leasing	Amortized cost	1,169,504	1,252,155
Concessions payable UBP	Amortized cost	67,479	63,564

Measured at Fair Value through profit/loss		50,631	99,129
Derivative instruments	Fair value	44,017	80,269
Derivative Instruments (Hedge)	Fair value	6,614	18,860

43.2.1 — Techniques of evaluation and information used

a)        Cash and cash equivalents: held for trading in the short term and measured at fair value, being recognized directly in the financial results.

b)        Short and long-term securities - usually held for short-term trading and measured at fair value, being recognized directly in the financial results.

c)         Customers: are recorded at their nominal value, similar to the fair values and the probable realizable values The renegotiated credits are recorded assuming the intention to hold them until maturity, at their probable realizable values, similar to fair values.

d)        Financial assets of the concession: are financial assets that represent the unconditional right to receive a certain amount at the end of the period of the concession. They are classified as loans and receivables.

e)         Derivatives: are measured at fair value and recognized directly in the results or in the shareholders’ equity, depending on the type of each designation of the derivative.

f)         Right to Compensation: Assets that represent the right to reimbursement of the CCC, relating to the costs of generation of electric energy in the Isolated Systems, including the cost relating to the procurement of energy and of power associated with the generation itself in order to attend to the public service of distribution of electric energy, to the charges of the electric sector and taxes and, additionally, to the investments performed, are financial assets. These are classified as loans and receivables.

g)         Corporate Equity Investments: refer to permanent investments in other companies, valued by the equity method.

h)        Suppliers: are measured by known or estimated amounts including, when applicable, the corresponding charges and monetary and/or exchange variations, incurred up to the date of the balance sheet, and its approximate book value of its fair value.

i)            Debentures: are measured at amortised cost, using the effective interest rate method. The Company believes that these instruments approximate their fair values, except where these debentures have a Unit Price — PU on the secondary market close to the period of the report.

j)           Loans and financing: are measured at amortized cost, using the effective interest rate method. The market values of loans and financing obtained are similar to their book values.

k)        Commercial Leasing: The nominal value used in the calculation of liabilities caused by these contracts has been determined by taking as a reference the value fixed for the procurement of monthly contracted power, multiplied by the installed capacity (60 to 65 MW*) and by the number of months of validity of the contract.

l)            Compensation Obligations: refer to amounts of advances and taxes (ICMS, PIS and COFINS) to be returned to the CCC Fund.

m)         Other financial instruments: the fair values are similar to their book values, given that: (i) they have an average time period of receipt/payment of less than 60 days; (ii) they are concentrated in fixed income securities, remunerated at the CDI rate; and (iii) there are no similar instruments with comparable maturities and interest rates.

(*) Information not audited by independent auditors

43.2.2 — Fair value estimate:

The financial assets and liabilities recorded at fair value were classified and disclosed according to the following levels:

	12/31/2016
	LEVEL1	LEVEL2	LEVEL3	TOTAL
FINANCIAL ASSETS (Current/Noncurrent)

Available for sale	1,357,923	4,925,982	—	6,283,905
Investments (equity stakes)	1,357,923	—	—	1,357,923
Financial assets - Distribution concessions	—	4,925,982	—	4,925,982
Measured at Fair Value through profit/loss	—	42,298,068	—	42,298,068
Securities	—	5,498,412	—	5,498,412
Derivative instruments	—	228,773	—	228,773
Financial Assets - Transmission (RBSE)	—	36,570,883	—	36,570,883
FINANCIAL LIABILITIES (Current/Noncurrent)
Measured at Fair Value through profit/loss	—	50,631	—	50,631
Derivative instruments	—	44,017	—	44,017
Derivative Instruments (Hedge)	—	6,614	—	6,614

	12/31/2015
	LEVEL1	LEVEL2	LEVEL3	TOTAL
FINANCIAL ASSETS (Current/Noncurrent)

Available for sale	1,177,260	4,205,106	—	5,382,366
Investments (equity stakes)	1,177,260	—	—	1,177,260
Financial assets - Distribution concessions	—	4,205,106	—	4,205,106
Measured at Fair Value through profit/loss	—	6,890,406	—	6,890,406
Securities	—	6,844,095	—	6,844,095
Derivative instruments	—	46,311	—	46,311
FINANCIAL LIABILITIES (Current/Noncurrent)
Measured at Fair Value through profit/loss	—	99,129	—	99,129
Derivative instruments	—	99,129	—	99,129

Level 1 — prices quoted (not adjusted) on active markets, liquid and visible for identical assets and liabilities accessible on the date of measurement;

Level 2 — prices quoted (adjusted or not) for similar assets and liabilities on active markets, other entries not observable in level 1, directly or indirectly, in terms of asset or liability, and

Level 3 — assets and liabilities not priced or where prices or valuation techniques are supported by a small or non-existent market, not observable or liquid. In this level, the estimated fair value becomes highly subjective.

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

•                The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on yield curves adopted by the market.

•                The fair value of forward exchange rate contracts is determined based on future exchange rates on the balance sheet date, with the resulting value discounted from the present value.

Other techniques, such as discounted cash flow analysis, which are used to determine the fair value of remaining financial instruments, and counterparty credit risk in swap operations.

43.3 — Financial Risk Management:

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

43.3.1 — Exchange rate risk

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

Taking into account the various forms of hedging the Company’s non-hedged items, the approved policy lists a scale of priorities. First a structural solution, and only in residual cases, the use of operations with derivative financial instruments.

When operations with financial derivatives are performed, the Company’s hedge policy is followed, and they may not constitute financial leveraging or the concession of credit to third parties.

a) — Composition of balances in foreign currency and sensitivity analysis:

In the following charts, scenarios were considered for indices and rates, with their respective effects on the Company’s profit and loss. For the sensitivity analysis, the probable scenario used for 2016 and 2017 was forecasts and/or estimates based fundamentally on macroeconomic assumptions obtained from the Focus report, published by the Central Bank, and Economic Outlook 86, published by the OECD (Organisation for Economic Co-operation and Development).

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

(a.1) Risk of exchange rate apreciation:

		Balance on 12/31/2016		Effect on profit/loss - revenue (expense)
		Foreign Currency	Reais	Scenario I - Likely 2017(1)	Scenario II (25%)(1)	Scenario III (50%)(1)

	Loans obtained	3,619,606	11,794,486	(693,155)	(3,815,065)	(6,936,975)
USD	Loans granted	3,304,835	10,770,787	630,893	3,481,313	6,331,733
	Financial assets - Itaipu	368,481	1,200,916	70,343	388,158	705,972
	Impact on profit/loss - USD			8,081	54,406	100,731

EURO	Loans obtained	59,263	203,712	(7,858)	(60,751)	(113,643)
	Impact on profit/loss - EURO			(7,858)	(60,751)	(113,643)

IENE	Loans obtained	3,308,957	92,353	(4,769)	(29,050)	(53,330)
	Impact on profit/loss - IENE			(4,769)	(29,050)	(53,330)

IMPACT ON PROFIT/LOSS IN CASE OF APPRECIATION IN EXCHANGE RATES				(4,546)	(35,395)	(66,243)

(1) Assumptions adopted:

	Probable	25%	50%
USD	3.450	4.313	5.175
EURO	3.570	4.463	5.355
IENE	0.029	0.037	0.044

(a.2) Risk of exchange rate depreciation:

		Balance on 12/31/2016		Effect on profit/loss - revenue (expense)
		Foreign Currency	Reais	Scenario I - Likely 2017(1)	Scenario II (25%)(1)	Scenario III (50%)(1)

	Loans obtained	3,619,606	11,794,486	(693,155)	2,428,756	5,550,666
USD	Loans granted	3,304,835	10,770,787	630,893	(2,219,527)	(5,069,947)
	Financial assets - Itaipu	368,481	1,200,916	70,343	(247,472)	(565,287)
	Impact on profit/loss - USD			8,081	(38,243)	(84,568)

EURO	Loans obtained	59,263	203,712	(7,858)	45,034	97,927
	Impact on profit/loss - EURO			(7,858)	45,034	97,927

IENE	Loans obtained	3,308,957	92,353	(4,769)	19,511	43,792
	Impact on profit/loss - IENE			(4,769)	19,511	43,792

IMPACT ON PROFIT/LOSS IN CASE OF DEPRECIATION IN EXCHANGE RATES				(4,546)	26,302	57,151

(1) Assumptions adopted:

	Probable	-25%	-50%
USD	3.450	2.588	1.725
EURO	3.570	2.678	1.785
IENE	0.029	0.022	0.015

43.3.2 — Interest rate risk

This risk associated to the possibility of the Company suffering accounting losses due to fluctuation in market interest rates, affecting its financial statements by raising financial expenses with foreign capital raising contracts, mainly, referenced by the Libor rate.

The Company monitors its exposure to the Libor rate and contracts derivative operations to minimize this exposure, as per its Financial Hedging Policy.

a) — Composition of balances by indexer and sensitivity analysis

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

All scenarios used a likely exchange rate for the dollar to convert into reais the effect on the results of risks linked to fluctuations of the LIBOR. In this sensitivity analysis, no exchange effect is being considered due to valuation or devaluation of the probable exchange rate scenario. The impact of valuation or devaluation of the dollar exchange rate in the probable scenario is presented in item 43.3.1 of this note.

a.1) LIBOR

		Balance of Debt/Notional Value on 12/31/2016		Effect on profit/loss - revenue (expense)
		In USD	In Reais	Scenario I - Likely 2017(1)	Scenario II (+25%)(1)	Scenario III (+50%)(1)

	Loans obtained	783,152	2,551,902	(3,679,955)	(4,599,943)	(5,519,932)
LIBOR	Derivative	650,000	2,118,025	3,054,285	3,817,856	4,581,428
	Total			(625,670)	(782,087)	(938,505)

(1) Assumptions adopted:

	12/31/2016	Probable	25%	50%
USD	3.2585	3.4500
LIBOR	N/A	136.20%	170.25%	204.30%

a.2) — National indices

•                  risk of appreciation of interest rates:

			Effect on profit/loss - revenue (expense)
		Balance on 12/31/2016	Scenario I - Likely 2017(1)	Scenario II (+25%)(1)	Scenario III (+50%)(1)

CDI	Loans obtained	12,701,548	(1,206,647)	(1,508,309)	(1,809,971)
	Impact on profit/loss - CDI		(1,206,647)	(1,508,309)	(1,809,971)

TJLP	Loans obtained	10,063,827	(754,787)	(943,484)	(1,132,181)
	Debentures issued	201,375	(15,103)	(18,879)	(22,655)
	Impact on profit/loss - TJLP		(769,890)	(962,363)	(1,154,835)

IGPM	Commercial leasing	1,169,504	(55,084)	(68,855)	(82,625)
	Loans granted	241,721	11,385	14,231	17,078
	Impact on profit/loss - IGPM		(43,699)	(54,623)	(65,548)

SELIC	Loans obtained	1,675,353	(159,159)	(198,948)	(238,738)
	Impact on profit/loss - SELIC		(159,159)	(198,948)	(238,738)

IPCA	Loans obtained	531,933	25,267	31,584	37,900
	Impact on profit/loss - IPCA		25,267	31,584	37,900

IMPACT ON PROFIT/LOSS - APPRECIATION OF INDEXES			(2,154,128)	(2,692,659)	(3,231,191)

(1) Assumptions adopted:

	Probable	25%	50%
CDI	9.50%	11.88%	14.25%
IPCA	4.75%	5.94%	7.13%
TJLP	7.50%	9.38%	11.25%
IGPM	4.71%	5.89%	7.07%
SELIC	9.50%	11.88%	14.25%

•                  risk of depreciation of interest rates:

			Effect on profit/loss - revenue (expense)
		Balance on 12/31/2016	Scenario I - Likely 2017(1)	Scenario II (-25%)(1)	Scenario III (-50%)(1)

CDI	Loans obtained	12,701,548	(1,206,647)	(904,985)	(603,324)
	Impact on profit/loss - CDI		(1,206,647)	(904,985)	(603,324)

TJLP	Loans obtained	10,063,827	(754,787)	(566,090)	(377,394)
	Debentures issued	201,375	(15,103)	(11,327)	(7,552)
	Impact on profit/loss - TJLP		(769,890)	(577,418)	(384,945)

IGPM	Commercial leasing	1,169,504	(55,084)	(41,313)	(27,542)
	Loans granted	241,721	11,385	8,539	5,693
	Impact on profit/loss - IGPM		(43,699)	(32,774)	(21,849)

SELIC	Loans obtained	1,675,353	(159,159)	(119,369)	(79,579)
	Impact on profit/loss - SELIC		(159,159)	(119,369)	(79,579)

IPCA	Loans obtained	531,933	25,267	18,950	12,633
	Impact on profit/loss - IPCA		25,267	18,950	12,633

IMPACT ON PROFIT/LOSS - DEPRECIATION OF INDEXES			(2,154,128)	(1,615,596)	(1,077,064)

(1) Assumptions adopted:

	Probable	-25%	-50%
CDI	9.50%	7.13%	4.75%
IPCA	4.75%	3.56%	2.38%
TJLP	7.50%	5.63%	3.75%
IGPM	4.71%	3.53%	2.36%
SELIC	9.50%	7.13%	4.75%

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

The following chart shows the value of principal and the remaining term for outstanding interest rate swap contracts at the end of the reporting period:

		Amounts contracted			Fair Values
Type	Transaction	(notional)	Rates used	Expires	12/31/2016	12/31/2015
Libor X Pre-tax	03/2011	50,000	3.2780%	8/10/2020	(2,642)	(5,497)
Libor X Pre-tax	04/2011	100,000	3.3240%	8/10/2020	(5,437)	(11,266)
Libor X Pre-tax	09/2012	25,000	1.6795%	11/27/2020	157	(226)
Libor X Pre-tax	10/2012	25,000	1.6295%	11/27/2020	211	(133)
Libor X Pre-tax	11/2012	75,000	1.6285%	11/27/2020	636	(394)
Libor X Pre-tax	12/2012	75,000	1.2195%	11/29/2017	82	(307)
Libor X Pre-tax	13/2012	75,000	1.2090%	11/29/2017	88	(286)
Libor X Pre-tax	14/2012	50,000	1.2245%	11/29/2017	53	(211)
Libor X Pre-tax	15/2012	50,000	1.1670%	11/29/2017	73	(134)
Libor X Pre-tax	16/2012	50,000	1.1910%	11/29/2017	65	(166)
Libor X Pre-tax	17/2012	50,000	1.2105%	11/29/2017	58	(192)
Libor X Pre-tax	18/2012	25,000	1.1380%	11/29/2017	42	(47)
	TOTAL	650,000			(6,614)	(18,860)

Operations classified as cash flow hedges generated in the fiscal period a comprehensive positive result of R$ 11,684 in the year. (negative result of R$ 468 on December 31, 2015).

With the designation of swaps for hedge accounting, in the year ending on December 31, 2016, the Company recognized R$ 14,160 as financial expenses related to swaps. (R$ 20,996 on December 31, 2015).

43.3.3 — Price risk — commodities

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

Following are the contract details:

Contract Date
CUSTOMER	Initial	Final	Volume in Average Megawatts (MW)
Albrás	07/01/2004	12/31/2024	750 through 12/31/2006 and 800 beginning 01/01/2007
BHP	07/01/2004	12/31/2024	315 MW

These contracts include the concept of a cap and floor band related to the price of aluminum as quoted on the LME. The maximum and minimum price limit on the LME are US$ 2,773.21/ton and US$ 1,450.00/ton, respectively.

In order to attribute a fair value to the hybrid part of a contract, it is necessary to identify the main components that quantify the amount billed monthly. The main contract variables are: the amount of energy sold (MWh*), the price attributed to the LME and the exchange rate in the billing period.

Considering that the premium is associated to the price of the aluminum commodity on the LME, it is possible to attribute a fair value to these contracts. The LME price was quoted in December 2016 at US$ 1,722.17/ton, which represented a positive variance of 15.17% in relation to the price in December, 2015 which was US$ 1,495.35/ton.

In the same year of the analysis, the real lost value compared to the dollar, with the exchange rate going from R$ 3.87 to R$ 3.35. The decrease in aluminum price contributed to minimize the expected fair value of derivatives, compensating the devaluation of the dollar in the period.

The loss in the operation with derivatives in 2016 was R$ 182,462 (gains on 12/31/2014 R$ 213,599) and is shown in the statement of profit and loss.

* Information not audited by the independent auditors

a) — Sensitivity analysis on embedded derivatives indexed to aluminum price

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

Balance on 12/31/2016	Scenario I (+25%) Indexes and Prices	Scenario II (+50%) Indexes and Prices
228,773	686,496	886,555

43.3.4 — Credit risk

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

The credit risk related to client receivables (see note 7) is concentrated on distribution activities, in the sum of R$ 2,395,918 or 38% (R$ 2,178,241 or 35% on December 31, 2015) of the outstanding balance at the end of the year on December 31, 2016, and its main characteristic is the high level of diffusion since it considers a significant volume of sales to residential consumers.

Regarding loan receivables granted (see note 8), except for the financial operation with the joint subsidiary Itaipu, whose credit risk is low due to the inclusion of the cost of loans in the energy marketing fee of the joint subsidiary, as defined in the terms of the international treaty signed between the governments of Brazil and Paraguay, the concentration of credit risk with any other counterparty individually did not exceed 5% of the outstanding balance during the year.

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

43.3.5 — Liquidity risk

The liquidity needs of the Company and its subsidiaries are the responsibility of the treasury and fund-raising departments, which continually monitor short-, medium- and long-term cash flows, both estimated and realized, seeking to avoid possible discrepancies and resulting financial losses, and guarantee liquidity requirements for operating needs.

The table below analyzes the non-derivative financial liabilities of Eletrobras by maturation range, for the period remaining on the balance sheet until the contractual maturation date. The contractual interests obligations are also contractual repayment/maturation is based on the most recent date Eletrobras must settle the respective obligations, when applicable.

	12/31/2016
	Payment flow
FINANCIAL LIABILITIES (Current/Noncurrent)	Up to 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total

Measured at Amortized Cost	20,420,991	19,541,472	25,956,948	12,925,271	78,844,681
Suppliers	9,659,301	3,518,140	3,487,328	2,777,352	19,442,121
Loans and financing	9,440,941	15,718,925	21,822,739	8,297,782	55,280,386
Debentures	12,442	10,300	41,200	137,433	201,375
Reimbursement obligations	1,167,503	152,339	146,051	1,217,923	2,683,816
Commercial leasing	136,662	139,524	418,571	474,748	1,169,504
Concessions payable UBP	4,142	2,244	41,060	20,033	67,479

Measured at Fair Value through profit/loss	6,946	43,685	—	—	50,631
Derivative instruments	6,946	43,685	—	—	50,631

	12/31/2015
	Payment flow
FINANCIAL LIABILITIES (Current/Noncurrent)	Up to 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total

Measured at Amortized Cost	18,331,212	19,570,442	28,492,678	23,999,600	90,393,931
Suppliers	10,128,507	3,163,442	3,195,654	3,090,325	19,577,928
Loans and financing	7,312,379	16,138,249	24,723,419	17,884,178	66,058,224
Debentures	357,226	31,668	57,202	116,378	562,474
Reimbursement obligations	396,208	145,399	137,252	2,200,727	2,879,586
Commercial leasing	132,972	91,684	339,679	687,820	1,252,155
Concessions payable UBP	3,920	—	39,472	20,172	63,564

Measured at Fair Value through profit/loss	20,608	78,521	—	—	99,129
Derivative instruments	20,608	78,521	—	—	99,129

As of December 31, 2016, the Company was in a working capital deficiency position (i.e., consolidated total current liabiliites exceed consolidated total current assets). In order to remediate to the Company´s new working capital deficiency situation, the Board of Directors of the Company has approved a strategic business plan aiming to reduce investments, privatize the distribution companies, sell administrative properties, sell some on SPEs, structure a tax planning strategy in order to optimize the Company´s taxation costs and  improve the use of tax credits, implement a voluntary redundancy plan and create a shared service center.

43.4 — Embedded derivatives related to debentures convertible into stock

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

The gain determined in the period ending on December 31, 2016 is R$ 36,252 (a gain of R$ 27,292 on December 31, 2015) and is presented in the statement of results of the period.

43.4.1 — Sensitivity Analyses

Sensitivity analyses of the debentures agreement were carried out, since there is a contractual clause that refers to the option of converting such debentures into stock of the subsidiary Eletronorte.

In the following analysis, different scenarios for the TJLP (long-term interest rate) were taken into account, with the corresponding impacts on Company results. For the sensitivity analysis, for a potential scenario, estimates and/or expectations for 2016 and 2017 were used, which were basically based on macroeconomic assumptions obtained from the FOCUS Report, distributed by the Central Bank.

Sensitivity analyses were carried out for the curve of debt service payments of Fundo de Desenvolvimento da Amazônia (Amazon Region Development Fund or FDA), since it has a contractual clause regarding the option to convert 50% of Company stock on the date of actual settlement of stock.

According to IAS 39, hybrid agreements with associated volatile elements, whether they are price indexes and/or commodities, must be marked to market. In this manner, financial statements will reflect the fair value of the operation on each date of evaluation.

Accordingly, a variation in relation to the expectation of realization of the TJLP was sensitized.

It is possible to verify, below, the impact of each scenario on Company results.

	Balance on December 31	Scenario I (-25%) Indexes and Prices	Scenario II (-50%) Indexes and Prices	Scenario I (+25%) Indexes and Prices	Scenario II (+50%) Indexes and Prices
2016	44,017	37,488	30,774	50,122	55,673

The net profit per share is calculated through the adjustment of the weighted average quantity of common shares in circulation in order to assume the conversion of all potential diluitive common shares. The Company has only one category of potential diluitive common shares in circulation: convertible debt (compulsory loans). It is assumed that the convertible debt was converted into common shares and that the net profit is adjusted to eliminate the financial expense minus the fiscal effect.

NOTE 44 — OPERATING SEGMENT INFORMATION

The operating segment information, corresponding to December 31, 2016, December 31, 2015 and December 31, 2014 are as follows:

				12/31/2016
		Generation		Transmission
	Management	Exploration Regime	O&M System	Exploration System	O&M System	Distribution	Inter- segment elimination	Total
Net operating revenue	177,405	16,084,829	1,626,261	1,604,010	31,951,699	11,591,536	(2,286,887)	60,748,853
Operating costs and expenses	(16,363,987)	(15,152,642)	(2,558,582)	(2,516,547)	(4,842,825)	(18,906,149)	14,498,405	(45,842,327)
Operating profit/loss Before financial result	(16,186,582)	932,187	(932,321)	(912,537)	27,108,874	(7,314,613)	12,211,518	14,906,526
Financial profit/loss	(978,970)	(1,743,807)	(619,292)	(179,444)	306,918	(2,658,306)	(56,410)	(5,929,311)
Profit/loss on Equity Interests	21,251,801	—	—	—	—	—	(18,046,290)	3,205,511
Income tax and social contributions	(67,593)	532,531	165,617	(167,351)	(8,974,023)	—	—	(8,510,819)
Net period earnings (losses)	4,018,656	(279,089)	(1,385,996)	(1,259,332)	18,441,769	(9,972,919)	(5,891,182)	3,671,906

	12/31/2015
		Generation		Transmission
	Management	Exploration Regime	O&MSystem	Exploration System	O&MSystem	Distribution	Inter- segment elimination	Total
Net operating revenue	348,022	15,374,584	1,747,836	1,839,339	3,826,056	11,470,843	(2,017,842)	32,588,838
Operating costs and expenses	(8,777,628)	(18,881,866)	(1,586,974)	(3,253,891)	(4,008,317)	(13,603,990)	7,484,381	(42,628,284)
Operating profit/loss Before financial result	(8,429,606)	(3,507,282)	160,862	(1,414,552)	(182,261)	(2,133,147)	5,466,539	(10,039,446)
Financial profit/loss	3,958,904	(1,281,380)	(656,829)	(573,184)	(240,949)	(2,831,624)	(73,962)	(1,699,024)
Profit/loss on Equity Interests	(6,091,974)	—	—	—	—	—	6,623,420	531,446
Income tax and social contributions	(870,858)	(126,772)	89	256,947	19,553	10,929	—	(710,112)
Net period earnings (losses)	(11,433,534)	(4,915,434)	(495,878)	(1,730,789)	(403,657)	(4,953,842)	12,015,997	(11,917,136)

	12/31/2014
		Generation		Transmission
	Management	Exploration System	O&MSystem	Exploration System	O&MSystem	Distribution	Inter- segment elimination	Total
Net operating income	81,591	15,539,810	1,555,217	1,998,366	2,979,323	9,390,777	(1,407,277)	30,137,807
Costs and Operational Expenses	(9,115,663)	(12,882,939)	(1,755,679)	(1,911,569)	(2,791,777)	(7,666,904)	2,143,267	(33,981,263)
Financing	(9,034,072)	2,656,871	(200,462)	86,797	187,546	1,723,873	735,990	(3,843,456)
Financial income	2,463,318	(135,757)	420,005	(270,551)	(30,111)	(1,739,995)	(12,284)	694,625
Income from equity	(1,575,940)	—	—	—	—	—	267,636	(1,308,304)
Income tax and social contribution	(242,095)	(2,690,448)	(1,308,867)	3,422,263	(903,792)	22,421	—	(1,700,518)
Net profit (loss) of the year	(8,388,789)	(169,334)	(1,089,324)	3,238,509	(746,357)	6,299	991,342	(6,157,653)

The inter-segment elimination column is represented by adjustments occurred between segments in order to reconcile the reportable segments with the Company’s profit or loss for the years presented. The amounts presented above are related substantially to results of the equity method in associates in the amounts of R$ 18,046,290 in 2016, R$ 6,623,420 in 2015 and R$ 267,636 in 2014 and recognition of unfunded liabilities over interests held in subsidiaries in the amounts of R$ 12,155,108 in 2015, R$ 5,392,577 in 2015 and R$ 831,851 in 2014.

The inter-segment eliminations related to interests income and expenses are presented in the table below. There are no reconciliations from different accounting policies.

In order to improve the presentation of our financial results, we reclassified the results from the generation operations of our subsidiaries Amazonas D and Boa Vista for the years ended December 31, 2015 and 2014 to distribution segment.

Interest income and expenses by segment:

12/31/2016
	Management	Generation	Transmission	Distribution	Inter-segment elimination	Total

Interest revenue	3,479,762	28,623	36,498	—	(2,390,873)	1,154,010
Interest expense	(2,613,556)	(1,744,244)	(1,101,056)	(3,579,897)	2,662,917	(6,375,836)
Total	866,206	(1,715,621)	(1,064,558)	(3,579,897)	272,044	(5,221,826)

12/31/2015
	Management	Generation	Transmission	Distribution	Inter-segment elimination	Total

Interest revenue	3,007,812	25,755	34,199	—	(1,939,360)	1,128,406
Interest expense	(2,456,810)	(1,418,341)	(1,062,270)	(3,268,435)	1,865,398	(6,340,458)
Total	551,002	(1,392,586)	(1,028,071)	(3,268,435)	(73,962)	(5,212,052)

12/31/2014
	Management	Generation	Transmission	Distribution	Inter-segment elimination	Total

Interest revenue	2,410,701	24,682	34,139	—	(1,398,415)	1,071,107
Interest expense	(1,510,250)	(993,809)	(817,066)	(1,521,002)	1,393,393	(3,448,734)
Total	900,451	(969,127)	(782,927)	(1,521,002)	(5,022)	(2,377,627)

Income from external consumers per segment:

	12/31/2016
	Generation	Transmission	Distribution	Total
Supply (sale) of Electricity	12,885,622	—	—	12,885,622
Supply of Electricity	2,945,506	—	15,208,202	18,153,708
Short-term electricity	1,242,016	—	—	1,242,016
CVA and other financial items	—	—	(339,405)	(339,405)
Financial Effect of Itaipu	(346,638)	—	—	(346,638)
Revenue from operation and maintenance	2,178,699	2,975,690	—	5,154,389
Revenue from construction	41,316	1,174,703	1,165,611	2,381,630
Financial - Return on Investment	—	29,406,261	—	29,406,261
Total gross revenue	18,946,521	33,556,654	16,034,408	68,537,583

	12/31/2015
	Generation	Transmission	Distribution	Total
Supply (sale) of Electricity	12,310,243	—	—	12,310,243
Supply of Electricity	3,571,809	—	14,835,424	18,407,233
Short-term electricity	1,811,552	—	—	1,811,552
CVA and other financial items	—	—	324,120	324,120
Financial Effect of Itaipu	234,425	—	—	234,425
Revenue from operation and maintenance	1,882,637	2,695,611	—	4,578,248
Revenue from construction	148,403	2,077,616	1,011,518	3,237,537
Financial - Return on Investment	—	838,087	—	838,087
Total gross revenue	19,959,069	5,611,314	16,171,062	41,741,445

	12/31/2014
	Generation	Transmission	Distribution	Total
Supply (sale) of energy	12,213,839	—	—	12,213,839
Supply of energy	3,317,103	—	7,310,337	10,627,440
Short term energy	3,817,976	—	—	3,817,976
CVA and other financial items	—	—	1,339,294	1,339,294
Itaipu financial effect	(97,740)	—	—	(97,740)
Income from operation and maintenance	1,803,127	2,201,268	—	4,004,395
Construction income	240,040	1,786,195	873,413	2,899,648
Financial - Investment return	—	714,409	—	714,409
Total gross income	21,294,345	4,701,872	9,523,044	35,519,261

Intersegment Income:

	12/31/2016
	Management	Generation	Transmission	Total

Supply (sale) of Electricity from distribution segment	—	1,127,914	—	1,127,914
Supply (sale) of Electricity from generation segment	—	726,513	—	726,513
Revenue from Transmission - O&M from generation segment	—	—	286,936	286,936
Revenue from Transmission - O&M from distribution segment	—	—	123,727	123,727
Revenue from interest, generation segment	552,746	—	—	552,746
Revenue from interest, transmission segment	836,583	—	—	836,583
Revenue from interest, distribution segment	1,001,544	—	—	1,001,544
Total	2,390,873	1,854,427	410,663	4,655,963

	12/31/2015
	Management	Generation	Transmission	Total

Supply (sale) of Electricity from distribution segment	—	928,993	—	928,993
Supply (sale) of Electricity from generation segment	—	486,478	—	486,478
Revenue from Transmission - O&M from generation segment	—	—	307,418	307,418
Revenue from Transmission - O&M from distribution segment	—	—	112,893	112,893
Revenue from interest, generation segment	477,484	—	—	477,484
Revenue from interest, transmission segment	757,365	—	—	757,365
Revenue from interest, distribution segment	704,511	—	—	704,511
Total	1,939,360	1,415,471	420,311	3,775,142

	12/31/2014
	Management	Generation	Transmission	Total

Supply (sale) of Electricity from distribution segment	—	306,695	—	306,695
Supply (sale) of Electricity from generation segment	—	698,061	—	698,061
Revenue from Transmission - O&M from generation segment	—	—	338,374	338,374
Revenue from Transmission - O&M from distribution segment	—	—	64,147	64,147
Revenue from interest, generation segment	252,750	—	—	252,750
Revenue from interest, transmission segment	638,405	—	—	638,405
Revenue from interest, distribution segment	507,260	—	—	507,260
Total	1,398,415	1,004,756	402,521	2,805,692

Additions to non-current assets by segment:

	12/31/2016
	Management	Generation	Transmission	Distribution	Total

Fixed Assets	186,369	2,290,771	—	—	2,477,140
Intangible assets	58,993	54,981	500	38,073	152,547
Total	245,362	2,345,752	500	38,073	2,629,687

	12/31/2015
	Management	Generation	Transmission	Distribution	Total

Fixed Assets	230,633	3,909,258	—	—	4,139,891
Intangible assets	61,331	52,811	87,463	182,703	384,308
Total	291,964	3,962,069	87,463	182,703	4,524,199

	12/31/2014
	Management	Generation	Distribution	Total

Fixed Assets	205,164	2,596,694	—	2,801,858
Intangible assets	75,524	19,575	34,844	129,943
Total	280,688	2,616,269	34,844	2,931,801

Non-current Assets per segment:

	12/31/2016
	Management	Generation	Transmission	Distribution	Total

Noncurrent assets

Fixed Assets	1,848,030	24,065,771	—	899,124	26,812,925
Intangible assets	419,775	151,877	83,837	106,249	761,738
Total	2,267,805	24,217,648	83,837	1,005,373	27,574,663

	12/31/2015
	Management	Generation	Transmission	Distribution	Total

Noncurrent assets

Fixed Assets	1,774,081	26,748,578	—	956,821	29,479,480
Intangible assets	452,068	146,173	88,392	248,518	935,151
Total	2,226,149	26,961,916	88,392	1,205,339	30,481,796

	12/31/2014
	Management	Generation	Transmission	Distribution	Total

Noncurrent assets

Fixed Assets	1,781,051	28,309,979	—	1,014,518	31,105,549
Intangible assets	502,737	500,285	4,558	357,791	1,365,371
Total	2,283,788	28,810,264	4,558	1,372,309	32,470,920

Non-cash items per segment:

	12/31/2016
	Management	Generation	Transmission	Distribution	Total
Depreciation and amortization	201,993	1,562,407	3,510	75,875	1,843,785
Charges (reversals) of Onerous Contracts, net	—	1,904,749	(729,564)	1,019,313	2,194,498
Impairment of assets	(1,852)	3,396,523	2,363,556	(221,165)	5,537,062
Total	200,142	6,863,679	1,637,502	874,023	9,575,346

	12/31/2015
	Management	Generation	Transmission	Distribution	Total
Depreciation and amortization	189,085	1,242,709	3,728	407,078	1,842,600
Impairment of assets	(1,663)	5,470,206	336,762	22,328	5,827,633
Charges (reversals) of Onerous Contracts, net	—	102,518	263,959	—	366,477
Total	187,422	6,815,433	604,449	429,406	8,036,710

	12/31/2014
	Management	Generation	Transmission	Distribution	Total
Depreciation and amortization	205,016	1,255,492	32	316,756	1,777,296
Impairment of assets	13,935	5,470,206	336,762	22,328	5,843,231
Charges (reversals) of Onerous Contracts, net	—	(1,577,072)	(243,182)	(295,259)	(2,115,513)
Total	218,951	5,148,626	93,612	43,825	5,505,014

NOTE 45 — TRANSACTIONS WITH RELATED PARTIES

The final controlling company of the Company is União (the Federal Goverment) that holds 51% of common stock of the Company (See Note 35).

Company transactions with its subsidiaries, controlled companies and special purpose entities are carried out at prices and conditions that are defined by the parties, also taking into consideration the terms that could be applied in the market with unrelated parties. Among the main operations that took place with related parties, we would like to point out loans and financing granted with the above-mentioned conditions and/or according to specific legislation on such matters. The other operations were based also taking into consideration conditions that could be usual in the market.

		12/31/2016			12/31/2015
COMPANIES	NATURE OF TRANSACTION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME

FEDERAL GOVERNMENT	Customer	2,245	—	—	19,535	—	—
	Other assets	1,991	—	—	—	—	—
	Loans and financing payable	—	31,483,757	—	—	19,833,145	—
	Suppliers (BR Distribuidora)	—	5,937,476	—	—	3,773,502	—
	Reimbursement obligations (RBNI)	—	700,582	—	—	—	—
	Other Revenue	—	—	51,403	—	—	96,432
		4,236	35,660,802	51,403	19,535	23,606,647	96,432

NATIONAL TREASURY	Obligations	—	2,705,947	—	—	3,940,898	—
		—	2,705,947	—	—	3,940,898	—

NORTE BRASIL	Customers	203	—	—	—	—	—
	Suppliers	—	1,538	—	—	1,459	—
	Financial revenue	—	—	1,035	—	—	—
	Other expenses	—	—	(14,267)	—	—	(14,636)
		203	1,538	(13,232)	—	1,459	(14,636)

ETAU	Other receivables	10	—	—	9	—	—
	Interest on equity/dividends receivable	5,616	—	—	257	—	—
	Suppliers	—	4	—	—	3	—
	Revenue from services rendered	—	—	928	—	—	350
	Other Revenue	—	—	10	—	—	9
	Fees for use of electricity network	—	—	(43)	—	—	(38)
		5,626	4	895	266	3	321

ESBR	Customers	9,487	—	—	4,526	—	—
	Advances for future capital increase	535,200	—	—	141,400	—	—
	Suppliers	—	17,630	—	—	27,876	—
	Energy purchased for resale	—	17,206	—	—	—	—
	Expenses, energy purchased	—	—	(399,299)	—	—	(219,637)
	Revenue from use of Electricity	—	—	48,206	—	—	—
	Other Revenue	—	—	7,369	—	—	—
	Financial Expenses	—	—	(15,484)	—	—	—
		544,687	34,836	(359,208)	145,926	27,876	(219,637)

COSTA OESTE	Dividends/interest on equity receivable	300	—	—	1,713	—	—
	Advances for future capital increase	—	—	—	—	—	—
	Suppliers	—	1	—	—	1	—
	Fees for use of electricity network	—	—	(12)	—	—	(10)
		300	1	(12)	1,713	1	(10)

TSBE - Transmissora Sul Brasileira de Energia S.A.	Other receivables	8	—	—	11	—	—
	Suppliers	—	7	—	—	7	—
	Revenue from services rendered	—	—	2,736	—	—	12,557
	Other Revenue	—	—	83	—	—	76
	Fees for use of electricity network	—	—	(82)	—	—	(70)
		8	7	2,737	11	7	12,563

LIVRAMENTO	Customers	153	—	—	—	—	—
	Other receivables	213	—	—	—	—	—
	Advances for future capital increase	220,027	—	—	173,860	—	—
	Other assets	64,310	—	—	64,310	—	—
	Revenue from services rendered	—	—	659	—	—	—
	Revenue from use of electricity network	—	—	256	—	—	—
	Fees for use of electricity network	—	—	—	—	—	(2)
	Other Revenue	—	—	—	—	—	179
		284,703	—	915	238,170	—	177

	Customers	51	—	—	—	—	—
SANTA VITÓRIA	Other receivables	581	—	—	—	—	—
	Advances for future capital increase	37,946	—	—	36,492	—	—
	Other assets	29,400	—	—	29,400	—	—
	Revenue from services rendered	—	—	919	—	—	—
	Revenue from use of electricity network	—	—	632	—	—	—
	Other Revenue	—	—	158	—	—	—
		67,978	—	1,709	65,892	—	—

MARUMBI	Advances for future capital increase	880	—	—	—	—	—
	Dividends/interest on equity receivable	961	—	—	775	—	—
	Suppliers	—	2	—	—	2	—
	Other Revenue	—	—	—	—	—	14
	Fees for use of electricity network	—	—	(23)	—	—	(8)
		1,841	2	(23)	775	2	6

CHUÍ	Customers	28	—	—	431,913	—	—
	Other receivables	288	—	—	—	—	—
	Advances for future capital increase	431,913	—	—	—	—	—
	Revenue from services rendered	—	—	1,041	—	—	—
	Revenue from use of electricity network	—	—	356	—	—	—
		432,229	—	1,397	431,913	—	—

		12/31/2016			12/31/2015
COMPANIES	NATURE OF TRANSACTION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
TDG	Receivables	225	—	—	355	—	—
	Advances for future capital increase	101,000	—	—	101,000	—	—
	Suppliers	—	115	—	—	169	—
	Revenue from services rendered	—	—	2,688	—	—	4,217
	Fees for use of electricity network	—	—	(1,432)	—	—	(1,580)
		101,225	115	1,256	101,355	169	2,637

MANAUS TRANSMISSÃO	Dividends/interest on equity receivable	3,934	—	—	50	—	—
	Advances for future capital increase	415	—	—	26,800	—	—
	Other assets	1,067	—	—	1,067	—	—
	Suppliers	—	1,994	—	—	1,810	—
	Other liabilities	—	—	—	—	8	—
	Other Revenue	—	—	—	—	—	2,573
	Fees for use of electricity network	—	—	(1,679)	—	—	(20,825)
		5,416	1,994	(1,679)	27,917	1,818	(18,252)

MADEIRA ENERGIA	Other receivables	359,959	—	—	—	—	—
	Financial revenue	—	—	55,759	—	—	—
		359,959	—	55,759	—	—	—
IE MADEIRA	Dividends/interest on equity receivable	30,630	—	—	27,589	—	—
	Suppliers	—	1,547	—	—	1,475	—
	Accounts payable	—	335	—	—	526	—
	Revenue from services rendered	—	—	199	—	—	602
	Other expenses (revenue)	—	—	—	—	—	495
	Fees for use of electricity network	—	—	(51,903)	—	—	(53,169)
		30,630	1,882	(51,704)	27,589	2,001	(52,072)

MANAUS CONSTRUÇÃO	Dividends/interest on equity receivable	9,178	—	—	9,178	—	—
		9,178	—	—	9,178	—	—

STN	Receivables	304	—	—	273	—	—
	Dividends/interest on equity receivable	8,974	—	—	—	—	—
	Suppliers	—	842	—	—	1,042	—
	Revenue from services rendered	—	—	3,503	—	—	3,231
	Fees for use of electricity network	—	—	(9,887)	—	—	(10,362)
		9,278	842	(6,384)	273	1,042	(7,131)

INTESA - Integração Transmissora de Energia S.A.	Interest on equity/dividends receivable	1,172	—	—	1,209	—	—
	Customers	548	—	—	—	—	—
	Other assets	—	—	—	317	—	—
	Suppliers	—	1,577	—	—	1,482	—
	Other Revenue	—	—	4,154	—	—	3,673
	Other expenses	—	—	(6,300)	—	—	—
	Fees for use of electricity network	—	—	(7,719)	—	—	(14,503)
		1,720	1,577	(9,865)	1,526	1,482	(10,830)

EAPSA — Energética Águas da Pedra S.A.	Customers	190	—	—	352	—	—
	Dividends/interest on equity receivable	4,743	—	—	2,181	—	—
	Other Revenue	—	—	—	—	—	1,557
		4,933	—	—	2,533	—	1,557

SETE GAMELEIRAS	Customers	9	—	—	8	—	—
	Dividends/interest on equity receivable	293	—	—	437	—	—
		302	—	—	445	—	—

S. PEDRO DO LAGO	Customers	9	—	—	36	—	—
	Other receivables	31	—	—	—	—	—
	Dividends/interest on equity receivable	341	—	—	371	—	—
	Revenue from services rendered	—	—	341	—	—	335
		381	—	341	407	—	335

PEDRA BRANCA	Customers	9	—	—	8	—	—
	Dividends/interest on equity receivable	757	—	—	542	—	—
		766	—	—	550	—	—

BRASVENTOS MIASSABA	Customers	89	—	—	152	—	—
	Other assets	75	—	—	1	—	—
	Revenue from use of electricity network	—	—	1,415	—	—	709
	Other Revenue	—	—	—	—	—	604
		164	—	1,415	153	—	1,313

BRASVENTOS EOLO	Customers	76	—	—	129	—	—
	Advances for future capital increase	316	—	—	316	—	—
	Other assets	64	—	—	1	—	—
	Revenue from use of electricity network	—	—	666	—	—	605
	Other Revenue	—	—	540	—	—	517
		456	—	1,206	446	—	1,122

ENERPEIXE	Customers	285	—	—	282	—	—
	Interest on equity/dividends receivable	26,446	—	—	34,686	—	—
	Suppliers	—	10	—	—	—	—
	Revenue from services rendered	—	—	379	—	—	13
	Revenue from use of electricity network	—	—	2,475	—	—	2,287
		26,731	10	2,854	34,968	—	2,300

TRANSLESTE	Interest on equity/dividends receivable	282	—	—	—	—	—
	Suppliers	—	179	—	—	164	—
	Fees for use of electricity network	—	—	(1,544)	—	—	(1,515)
		—	179	(1,544)	—	164	(1,515)

TRANSUDESTE	Customers	15	—	—	14	—	—
	Other receivables	14	—	—	13	—	—
	Interest on equity/dividends receivable	1,256	—	—	1,033	—	—
	Suppliers	—	111	—	—	102	—
	Revenue from services rendered	—	—	169	—	—	157
	Other Revenue	—	—	182	—	—	165
	Fees for use of electricity network	—	—	(976)	—	—	(947)
		1,285	111	(625)	1,060	102	(625)

TRANSIRAPE	Interest on equity/dividends receivable	678	—	—	678	—	—
	Suppliers	—	111	—	—	90	—
	Fees for use of electricity network	—	—	(885)	—	—	(739)
		678	111	(885)	678	90	(739)

CENTROESTE	Customers	8	—	—	63	—	—
	Other receivables	62	—	—	—	—	—
	Dividends/interest on equity receivable	59	—	—	59	—	—
	Suppliers	—	58	—	—	54	—
	Revenue from services rendered	—	—	894	—	—	1,068
	Other Revenue	—	—	97	—	—	89
	Fees for use of electricity network	—	—	(672)	—	—	(645)
	Other expenses	—	—	(1)	—	—	—
		129	58	318	122	54	512

BAGUARI	Customers	23	—	—	22	—	—
	Dividends/interest on equity receivable	—	—	—	2,462	—	—
	Advances for future capital increase	316	—	—	315	—	—
	Revenue from use of electricity network	—	—	212	—	—	193
		339	—	212	2,799	—	193

		12/31/2016			12/31/2015
COMPANIES	NATURE OF TRANSACTION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
RETIRO BAIXO	Dividends/interest on equity receivable	2,107	—	—	1,225	—	—
	Advances for future capital increase	1,225	—	—	—	—	—
	Financial Revenue	—	—	—	—	—	7,173
		3,332	—	—	1,225	—	7,173

SERRA FACÃO ENERGIA	Dividends/interest on equity receivable	80	—	—	9,154	—	—
	Revenue from services rendered	—	—	142	—	—	154
	Other expenses	—	—	(20)	—	—	—
		80	—	122	9,154	—	154

CHAPECOENSE	Other receivables	740	—	—	740	—	—
	Interest on equity/dividends receivable	24,625	—	—	22,288	—	—
		25,365	—	—	23,028	—	—

INAMBARI	Other Revenue	—	—	34	—	—	30
		—	—	34	—	—	30

TRANSENERGIA RENOVÁVEL	Interest on equity/dividends receivable	14,762	—	—	13,979	—	—
	Suppliers	—	64	—	—	57	—
	Fees for use of electricity network	—	—	(723)	—	—	(706)
	Financial Expenses	—	—	(1)	—	—	—
		14,762	64	(724)	13,979	57	(706)

MGE TRANSMISSÃO	Customers	16	—	—	15	—	—
	Other receivables	161	—	—	148	—	—
	Interest on equity/dividends receivable	6,547	—	—	11,447	—	—
	Suppliers	—	113	—	—	119	—
	Revenue from services rendered	—	—	1,679	—	—	1,685
	Other Revenue	—	—	183	—	—	167
	Fees for use of electricity network	—	—	(1,393)	—	—	(1,389)
	Financial Expenses	—	—	(6)	—	—	—
		6,724	113	463	11,610	119	463

GOIAS TRANSMISSÃO	Other receivables	254	—	—	229	—	—
	Interest on equity/dividends receivable	17,936	—	—	23,857	—	—
	Suppliers	—	192	—	—	204	—
	Revenue from services rendered	—	—	3,258	—	—	2,331
	Fees for use of electricity network	—	—	(2,340)	—	—	(2,327)
	Financial Expenses	—	—	(9)	—	—	—
		18,190	192	909	24,086	204	4

TRANSENERGIA GOIAS	Other receivables	29	—	—	—	—	—
	Dividends/interest on equity receivable	465	—	—	—	—	—
	Suppliers	—	22	—	—	—	—
	Revenue from services rendered	—	—	58	—	—	—
	Other Revenue	—	—	169	—	—	—
	Fees for use of electricity network	—	—	(100)	—	—	—
		494	22	127	—	—	—

TRANS. SÃO PAULO	Customers	7	—	—	18	—	—
	Other receivables	—	—	—	83	—	—
	Interest on equity/dividends receivable	2,557	—	—	4,275	—	—
	Suppliers	—	39	—	—	13	—
	Revenue from services rendered	—	—	1,701	—	—	976
	Other Revenue	—	—	198	—	—	78
	Fees for use of electricity network	—	—	(336)	—	—	(297)
		2,564	39	1,563	4,376	13	757

CALDAS NOVAS	Customers	15	—	—	—	—	—
	Other receivables	—	—	—	73	—	—
	Interest on equity/dividends receivable	1,038	—	—	452	—	—
	Suppliers	—	3	—	—	3	—
	Revenue from services rendered	—	—	891	—	—	724
	Other Revenue	—	—	175	—	—	160
	Fees for use of electricity network	—	—	(36)	—	—	—
		1,053	3	1,030	525	3	884

IE GARANHUNS	Interest on equity/dividends receivable	9,891	—	—	5,780	—	—
	Suppliers	—	529	—	—	—	—
	Revenue from services rendered	—	—	445	—	—	—
		9,891	529	445	5,780	—	—

LUZIÂNIA NIQUELÂNDIA TRANSMISSORA	Customers	7	—	—	6	—	—
	Suppliers	—	16	—	—	—	—
	Revenue from services rendered	—	—	616	—	—	110
	Other Revenue	—	—	80	—	—	30
	Fees for use of electricity network	—	—	(197)	—	—	(105)
		7	16	499	6	—	35

TSLE - Transmissora Sul Litorânea de Energia S.A.	Other receivables	3	—	—	18	—	—
	Advances for future capital increase	87,394	—	—	84,847	—	—
	Suppliers	—	11		—	—	—
	Accounts payable	—	—	—	—	11	—
	Revenue from services rendered	—	—	812	—	—	570
	Other Revenue	—	—	41	—	—	51
	Fees for use of electricity network	—	—	(131)	—	—	(81)
		87,397	11	722	84,865	11	540

NORTE ENERGIA (Belo Monte)	Customers	3,965	—	—	390	—	—
	Other assets	—	—	—	54	—	—
	Advances for future capital increase	—	—	—	326,671	—	—
	Revenue from services rendered	—	—	—	—	—	39,258
	Other Revenue	—	—	57,119	—	—	423
		3,965	—	57,119	327,115	—	39,681

		12/31/2016			12/31/2015
COMPANIES	NATURE OF TRANSACTION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
AETE	Other assets	191	—	—	24	—	—
	Suppliers	—	175	—	—	160	—
	Revenue from services rendered	—	—	2,533	—	—	—
	Other Revenue	—	—	—	—	—	2,251
	Other expenses	—	—	2,124	—	—	(2,126)
		191	175	4,657	24	160	125

BRASNORTE	Other assets	855	—	—	106	—	—
	Suppliers	—	99	—	—	88	—
	Other Revenue	—	—	—	—	—	3,523
	Other expenses	—	—	(1,177)	—	—	(1,176)
		855	99	(1,177)	106	88	2,347

TME - TRANSMISSORA MATOGROSSENSE DE ENERGIA	Customers	22	—	—	—	—	—
	Suppliers	—	239	—	—	214	—
	Other expenses	—	—	(21)	—	—	(2,221)
		22	239	(21)	—	214	(2,221)

TRANSNORTE	Customers	66	—	—	—	—	—
	Suppliers	—	36	—	—	36	—
	Other expenses	—	—	(333)	—	—	—
	Fees for use of electricity network	—	—	—	—	—	(186)
		66	36	(333)	—	36	(186)

CTEEP	Loans and financing	154	—	—	196	—	—
	Dividends receivable	1,630	—	—	2,187	—	—
	Other assets	641	—	—	—	—	—
	Reimbursement rights (RBNI)	39,114	—	—	—	—	—
	Revenue from interest, fees, charges, and exchange variation	—	—	17	—	—	17
		41,539	—	17	2,382	—	17

EMAE	Dividends/interest on equity receivable	6,213	—	—	1,416	—	—
	Other expenses	—	—	227	—	—	(89)
		6,213	—	227	1,416	—	(89)

Triângulo Mineiro Trans. S.A.	Other receivables	11	—	—	11	—	—
	Other Revenue	—	—	—	—	—	25
	Revenue from services rendered	—	—	198	—	—	578
		11	—	198	11	—	603

CEPEL	Operating expenses	—	—	(12,670)	—	—	(11,525)
		—	—	(12,670)	—	—	(11,525)

Paranaíba Transmissora de Energia S.A.	Other receivables	—	—	—	70	—	—
	Revenue from services rendered	—	—	667	—	—	792
	Fees for use of electricity network	—	—	(527)	—	—	—
		—	—	140	70	—	792

FRONTEIRA OESTE (FOTE)	Other receivables	1,822	—	—	1,042	—	—
	Advances for future capital increase	16,144	—	—	14,155	—	—
	Revenue from services rendered	—	—	777	—	—	1,042
	Other Revenue	—	—	15	—	—	—
	Fees for use of electricity network	—	—	(1)	—	—	—
		17,966	—	777	15,197	—	1,042

Vale do São Bartolomeu Transmissora de Energia S.A.	Customers	12	—	—	220	—	—
	Other receivables	389	—	—	—	—	—
	Advances for future capital increase	—	—	—	7,943	—	—
	Suppliers	—	7	—	—	—	—
	Revenue from services rendered	—	—	760	—	—	373
	Other Revenue	—	—	515	—	—	1,704
	Fees for use of electricity network	—	—	(53)	—	—	—
		401	7	1,222	8,163	—	2,077

SINOP	Advances for future capital increase	—	—	—	73,500	—	—
		—	—	—	73,500	—	—

MATA DE SANTA GENEBRA	Other receivables	1	—	—	2	—	—
	Other Revenue	—	—	9	—	—	292
	Other expenses	—	—	—	—	—	4
		1	—	9	2	—	296

LAGOA AZUL TRANSMISSORA	Customers	—	—	—	396	—	—
	Other receivables	8	—	—	—	—	—
	Suppliers	—	27	—	—	—	—
	Revenue from services rendered	—	—	368	—	—	—
	Other Revenue	—	—	106	—	—	395
	Fees for use of network	—	—	(53)	—	—	—
		8	27	421	9,028	—	395

EÓLICA ITAGUAÇU DA BAHIA SPE S.A.	Other expenses	—	—	—	—	—	(1)
		—	—	—	—	—	(1)

ITAGUAÇU DA BAHIA ENERGIAS RENOVÁVEIS	Advances for future capital increase	67,130	—	—	34,300	—	—
	Revenue from services rendered	—	—	1	—	—	—
		67,130	—	1	34,300	—	—

EÓLICA VENTOS DE SANTA LUIZA SPE S.A.	Other expenses	—	—	—	—	—	(1)
		—	—	—	—	—	(1)

EÓLICA VENTOS DE SANTA MADALENA SPE S.A.	Other expenses	—	—	—	—	—	(1)
		—	—	—	—	—	(1)

EÓLICA VENTOS DE SANTA MARCELLA SPE S.A.	Other expenses	—	—	—	—	—	(1)
		—	—	—	—	—	(1)

		12/31/2016			12/31/2015
COMPANIES	NATURE OF TRANSACTION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
EÓLICA VENTOS DE SANTA VERA SPE S.A.	Other expenses	—	—	—	—	—	(1)
		—	—	—	—	—	(1)

EÓLICA VENTOS DE SANTO ANTONIO SPE S.A.	Other expenses	—	—	—	—	—	(1)
		—	—	—	—	—	(1)

EÓLICA VENTOS DE SÃO BENTO SPE S.A.	Other expenses	—	—	—	—	—	(1)
		—	—	—	—	—	(1)

EÓLICA VENTOS DE SÃO CIRILO SPE S.A.	Other expenses	—	—	—	—	—	(1)
		—	—	—	—	—	(1)

EÓLICA VENTOS DE SÃO JOÃO SPE S.A.	Other expenses	—	—	—	—	—	(1)
		—	—	—	—	—	(1)

EÓLICA VENTOS DE SÃO RAFAEL SPE S.A.	Other expenses	—	—	—	—	—	(1)
		—	—	—	—	—	(1)

BELO MONTE TRANSMISSORA SPE S.A.	Other receivables	553	—	—	194,040	—	—
	Other assets	584	—	—	—	—	—
	Financial Expenses	—	—	(288)	—	—	(1)
		—	—	(288)	—	—	(1)

ITAIPU	Loans and financing	10,770,787	—	—	14,802,134	—	—
	Dividends receivable	4,314	—	1,952	1,952	—	—
	Revenue from interest, fees, charges, and exchange variation	—	—	—	—	—	6,009,406
	Expenses from interest, fees, charges, and exchange variation	—	—	(1,417,999)	—	—	—
		10,775,100	—	(1,416,047)	14,804,087	—	6,009,406

SANTO ANTONIO ENERGIA	Customers	12,289	—	—	9,501	—	—
	Other receivables	748	—	—	130,253	—	—
	Revenue from services rendered	—	—	3,240	—	—	3,005
	Revenue from use of electricity network	—	—	60,653	—	—	43,352
	Financial revenue	—	—	26,747	—	—	—
	Revenue from sale of Electricity	—	—	72,051	—	—	64,924
	Other expenses	—	—	(723)	—	—	—
		13,037	—	161,968	139,754	—	111,281

ELETROS	Contributions payable - sponsor	—	31,059	—	—	23,555	—
	Provisions	—	394,035	—	—	244,685	—
	Sponsor contributions	—	—	(33,156)	—	—	(31,693)
	Fees	—	—	(2,644)	—	—	(2,410)
		—	425,094	(35,800)	—	268,240	(34,103)

CEEE-GT	Loans and financing	—	—	—	4,883	—	—
	Reimbursement rights (RBNI)	15,039	—	—	—	—	—
	Revenue from interest, fees, and charges	—	—	85	—	—	607
		15,039	—	85	4,883	—	607

ENERGISA MT	Loans and financing	264,723	—	—	310,697	—	—
	Dividends receivable	396	—	—	4,403	—	—
	Revenue from interest, fees, and charges	—	—	29,002	—	—	30,911
		265,119	—	29,002	315,100	—	30,911

CEMAR	Loans and financing	217,676	—	—	275,939	—	—
	Dividends receivable	25,506	—	—	—	—	—
	Revenue from interest, fees, and charges	—	—	20,359	—	—	28,387
		243,182	—	20,359	275,939	—	28,387

LAJEADO ENERGIA	Dividends receivable	9,692	—	—	86,589	—	—
		9,692	—	—	86,589	—	—

CEB Lajeado	Dividends receivable	—	—	—	13,980	—	—
	Revenue from interest, fees, and charges	—	—	672	—	—	—
		—	—	672	13,980	—	—

Paulista Lajeado	Dividends receivable	1,210	—	—	3,077	—	—
		1,210	—	—	3,077	—	—

CEEE-D	Loans and financing	24,368	—	—	28,520	—	—
	Revenue from interest, fees, and charges	—	—	1,854	—	—	2,673
		24,368	—	1,854	28,520	—	2,673

Companhia Celg de Participações - CELGPAR	Other liabilities - Mutual	—	—	—	—	117,080	—
	Financial Expenses	—	—	—	—	—	7,543
		—	—	—	—	117,080	7,543

CELG Geração e Transmissão - CELG GT	Reimbursement rights (RBNI)	6,809	—	—	—	—	—
	Suppliers	—	—	—	—	1,779	—
	Other liabilities	—	—	—	—	50,355	—
	Fees for use of electricity network	—	—	—	—	—	13,493
	Actuarial expenses	—	—	—	—	—	484
	Financial Expenses	—	—	—	—	—	129
		6,809	—	—	—	52,134	14,106

FOZ DO CHAPECÓ	Customers	456	—	—	434	—	—
	Other receivables	123	—	—	—	—	—
	Revenue from services rendered	—	—	258	—	—	134
	Revenue from use of electricity network	—	—	5,209	—	—	4,672
		579	—	5,467	434	—	4,806

		12/31/2016			12/31/2015
COMPANIES	NATURE OF TRANSACTION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
TIJOA PARTICIPAÇÕES E INVESTIMENTOS S.A.	Customers	385	—	—	352	—	—
	Revenue from use of electricity network	—	—	4,319	—	—	3,739
		385	—	4,319	352	—	3,739

CSE CENTRO DE SOLUÇÕES ESTRATÉGICAS S.A.	Revenue from services rendered	—	—	—	—	—	167
		—	—	—	—	—	167

EMPRESA DE ENERGIA SÃO MANOEL S.A.	Revenue from services rendered	—	—	5,874	—	—	—
	Other expenses	—	—	—	—	—	(47,905)
		—	—	5,874	—	—	(47,905)

ENERGIA OLÍMPICA S.A.	Other Revenue	—	—	—	—	—	1
		—	—	—	—	—	1

TELES PIRES PARTICIPAÇÕES	Financial Expenses	—	—	(851)	—	—	—
	Other expenses	—	—	—	—	—	(115,412)
		—	—	(851)	—	—	(115,412)

CIA HIDREL TELES PIRES	Customers	4,560	—	—	1,954	—	—
	Suppliers	—	(531)	—	—	—	—
	Energy purchased for resale	—	7,685	—	—	—	—
	Accounts payable	—	6,704	—	—	2,218	—
	Revenue from services rendered	—	—	—	—	—	3,253
	Other Revenue	—	—	—	—	—	—
	Revenue from use of electricity network	—	—	36,105	—	—	9,926
	Energy purchased for resale	—	—	(128,858)	—	—	(18,614)
		4,560	13,858	(92,753)	1,954	2,218	(5,435)

VAMCRUZ PARTICIPAÇÕES S.A.	Dividends	—	—	—	523	—	—
	Advances for future capital increase	43,099	—	—	66,892	—	—
		43,099	—	—	67,415	—	—

Rei dos Ventos	Other Revenue	—	—	1	—	—	—
		—	—	1	—	—	—

Rei dos Ventos 3 Geradora de Energia S.A.	Receivables	78	—	—	75	—	—
	Revenue from use of electricity network	—	—	685	—	—	622
		78	—	685	75	—	622

CHAPADA DO PIAUÍ I S.A.	Receivables	21	—	—	—	—	—
	Other assets	492	—	—	14,040	—	—
		513	—	—	14,040	—	—

Eólica Serra das Vacas Holding S.A.	Advances for future capital increase	9,442	—	—	25,005	—	—
		9,442	—	—	25,005	—	—

Chapada do Piauí II Holding S.A.	Customers	29	—	—	—	—	—
	Advances for future capital increase	35,213	—	—	—	—	—
		35,242	—	—	—	—	—

BARAÚNAS I	Dividends	26	—	—	—	—	—
		26	—	—	—	—	—

MUSSAMBÊ	Dividends	143	—	—	—	—	—
		143	—	—	—	—	—

MORRO BRANCO I	Dividends	62	—	—	—	—	—
		62	—	—	—	—	—

NOTE 46 — REMUNERATION OF KEY PERSONNEL

The remuneration of the Company’s key personnel (directors and advisers) is as follows:

	12/31/2016	12/31/2015	12/31/2014
Compensation of Directors and Administrators	40,228	33,625	28,021
Salaries and social charges	8,006	6,511	5,934
Other	4,045	2,700	1,938
	52,279	42,836	35,893

NOTE 47 — SUBSEQUENT EVENTS

47.1 — Disposal of the shareholding control of CELG Distribuição S.A. - CELG D at the privatization auction.

On February 14, 2017, the purchase and sale contract for the shares of CELG Distribuição S.A. (“CELG D”) was signed between Eletrobras, Companhia Celg de Participações — CELGPAR and ENEL BRASIL S/A, in accordance with established schedule.

Eletrobras received, on this date, the amount of R$ 1,065,266 for this disposal of assets and recogmized a gain on the sale amouting R$ 1,613,898.

47.2 — ANEEL Order no. 84

ANEEL, through Order No. 84 of January 13, 2017, determined that Eletrobras, in the capacity of the manager, must return to the Energy Development Account (“CDE”) and Global Reversion Reserve (“RGR”) the historical amount of R$ 604,239 resulting from the payment of the 1st installment of claims provided for in Provisional Measure no. 579, of September 11, 2012, converted into Law No. 12,783, of January 11, 2013, provided mainly to the electric utilities companies.

This amount must be updated by the same correction indices provided in the Interministerial Ordinance no. 580/MME/MF, of November 1, 2012, beginning from the date on which these payments were made until the date of actual return to the aforementioned sector funds. The return of the amount must be made in 6 (six) equal, monthly installments, duly updated until the date of effective payment, beginning on July 1, 2017.

With regard to the amounts due by subsidiaries of the company, approximately R$ 501,000 is already provisioned in relation to the historical values.

Eletrobras will make the collection of the amounts owed by the concessionaires, including the subsidiaries of Eletrobras, in order to make the return of the funds to the CDE and RGR, pursuant to ANEEL Order 084 of January 13, 2017.

47.3 — Contribution of capital in the subsidiary companies of the subsidiary Eletrosul

SPE	Event	Value
Chuí IX	AFAC	618
ESBR	AFAC	13,600
Fronteira Oeste	AFAC	19,380
Hermenegildo I	AFAC	729
Hermenegildo II	AFAC	729
Hermenegildo III	AFAC	1,525
Livramento	AFAC	1,439
Teles Pires	Capital	12,700
Paraíso	AFAC	110
Total		50,830

47.4 — Fund of Investment in Credit Rights — FIDC

The subsidiary Eletrosul structured the credit operation through the issuance of shares of the Fund of Investment in Credit Rights Infinity DI (FIDC Infinity DI) in the amount of R$ 690,000 tied to the receivables of the ANEEL Transmission Concession Contract no. 057/2001, in order to raise funds for allocation to the investment plan of the Company, reimbursement of expenses, expenses or debts related to its investment projects, as well as the early redemption of all of the Promissory Notes of the 2nd issue of Eletrosul, due March 2, 2017 in a total value of R$ 289,751. The conditions of the operation have been approved by the Board of Directors of Eletrosul in June 21, 2016 and its payment occurred on January 24, 2017. The public offering of distribution of senior shares issued by the FIDC Infinity DI was registered with the CVM under no. CVM/SRE/RFD/2017/001 on January 12, 2017. ANEEL ratified the operation through Order No. 2,854, of October 31, 2016.

Details of the FIDC:

• Amortization Period: 5 years

• Lack of Principal: 2 years

• Book value of the senior shares: R$ 690 million

• Net amount of subordinate shares: R$ 60 million;

• Amortization of the principal: customized, from the 24th month

• Amortization of interest: monthly

• Interest Rate of Senior Shares: CDI Rate + 2% per annum

47.5 — Payment of the promissory notes (Eletrosul)

On January 25, 2017, the subsidiary Eletrosul made the payment of the 500 promissory notes relating to the second issue in the total amount of R$ 289,751 (principal + remuneration).

47.6 — Approval of credit line (Eletronorte)

On January 12, 2017 the Administration of the Company approved, through the mediation of Eletrobrás, the assumption of loans with the Caixa Econômica Federal, in the amount of R$ 500,000, with the objective of reinforcing the financial cash flow of the Company.

47.7 — Annual budget of the Energy Development Account - CDE

On February 7, 2017, ANEEL issued Ratifying Resolution No. 2,202 that approved the budget for the year of 2017 of the CDE account. The budget approved by ANEEL initially did not contemplate the values that were the objective of renegotiation signed in 2014 and 2015 between the distributors Amazonas D, Ceron, Eletroacre and Boa Vista (referred to as “distributors”) and Petrobras/BR Distribuidora. These Acknowledgement of Debt Agreements, referred to as “CCDs” had been previously authorized by the applicable legislation and approved by ANEEL.

On February 14, 2017, the distributors affected by the budget cut of ANEEL filed the petition for reconsideration, with suspensory effect, against the Ratifying Resolution no. 2,202, which was denied by ANEEL.

On March 2, 2017, the Ministry of State for Mines and Energy published Ordinance No. 81 anticipating the financial programming resources from the CDE Account and the inclusion, for the year of 2017, of the month installments to be paid between January and December of 2017 relating to the Acknowledgement of Debt Agreements signed up to December 31, 2016 between the distributors and Petrobras/BR Distribuidora.

On March 7, 2017, through Ratifying Resolution No. 2,204, of March 7, 2017, ANEEL amended Ratifying Resolution No. 2,202, of February 7, 2017, which approves the annual budget of the CDE Account for the year 2017, including in the budgets the amounts relating to the CCDs.

The Company believes that the funds, which have been annotated by ANEEL, will remain in that position until the supervision of the reprocessing of the CCC account in the period between July 2009 and June 2016 is completed.

Accordingly, the Company on December 31, 2016, recognized a provision in the amount of R$ 741,623 under the heading of Rights of Compensation — CCC (see Note 11).

47.8 — Injunction against remuneration of the indemnifications of the transmission companies

The Brazilian Association of Large Consumers in the Free Market  (Associação Brasileira de Grandes Consumidores Livres) ABRACE and others filed an action in court, with a petition for an injunction against the Federal Government of Brazil and the National Electric Energy Agency (Agência Nacional de Energia Elétrica) ANEEL referring to the remuneration of indemnifications of the transmission companies that had renewed certain of their concessions prior to their original maturities in 2013.

As of December 31, 2016, Eletrobras through its subsidiaries has recognized a total of R$ 36,6 billion in relation to these assets.

On April 10th, 2017 a partial interlocutory injunction was granted in favor of ABRACE and others within the judicial process brought by ABRACE and others against the Federal Government and ANEEL, aiming the suspension of the tariff effects regarding the payment of the assets considered not depreciated that existed in March 31, 2000 (“RBSE”), owed by the transmission segment companies that renewed their concession contracts, in 2013, under the terms of Law No. 12,783/2013.

The interlocutory injunction granted in favor of ABRACE and others did not approve all claims, including the suspension of full payment of the transmission system usage tariff (TUST). However, the interlocutory injunction was granted to exclude from the tariffs to be paid by the claimants only, the portion that refers to the remuneration stated in article 1, third paragraph of MME Ordinance No. 120/2016, which establishes capital cost not incorporated since the extension of the concessions contracts until the tariff process.

Based on a legal opinion from external counsel, the Company understands that the decisions rendered to date do not interfere with the right to receive RBSE assets as established by Law No. 12,783 / 2013 and in MME Ordinance No. 120/2016, which granted the right to receive such amounts, even if it is ultimately due by the Federal Government of Brazil. Thus, the Company understands that there has been no objective evidence of impairment.

47.9 — Suspension of the Tariff Review for distribution service providers

On January 24, 2017 Ministry of Energy Ordinance no. 23 was published, revoking article 4 of MME Ordinance no. 422/2016 that contemplated in it content that the Company would have a tariff review on August 31, 2017.

47.10 — Class Action

On March 27, 2017 the result of the hearing of the motion to dismiss was issued, and the Court partially accepted the arguments of Eletrobras and partially accepted the arguments of the plaintiffs. The proceeding now will pass to the class certification and discovery phase, without creating a financial obligation for Eletrobras. (See note 30).

Wilson Ferreira Junior

President

Armando Casado de Araujo Director of Finances and Investor Relations Lucia Casasanta Director of Compliance Luiz Henrique Hamann Director of Distribution	Carlos Eduardo Gonzalez Baldi Director of Generation Alexandre Vaghi de Arruda Aniz Director of Administration and Legal José Antônio Muniz Lopes Director of Transmission

Rodrigo Vilella Ruiz

Accountant