Form 20-F/A
period 2016-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2017-06-12
CIK 1439124

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

☐ Yes   ☒ No

Explanatory Note — Amendment

This Amendment No. 1 amends our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) dated April 29, 2017, as filed with the U.S. Securities and Exchange Commission on May 1, 2017 and is being filed solely for the purpose of (i) including the 2016 financial statements of Energia Sustentável do Brasil Participações S.A. as Energia Sustentável do Brasil Participações S.A. met the criteria set forth in Rule 3-09 of Regulation S-X in 2014, and (ii) updating our by-laws, which were amended following approval by our shareholders at the general shareholders meeting held on April 28, 2017.

This Amendment No. 1 speaks as of the initial filing date of the Annual Report. Other than as expressly set forth above, no part of the Annual Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not purport to amend, update or restate any other information or disclosure included in the Annual Report or reflect any events that have occurred after the initial filing date of the Annual Report. As a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 continues to speak as of April 28, 2017 or, to the extent applicable, such other date as may be indicated in the Annual Report.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

In 2016, our affiliate CTEEP - Companhia de Transmissão de Energia Elétrica Paulista was a significant associate under Rule 3-09 of Regulation S-X. In 2015, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S-X. In 2014, Madeira Energia S.A. and Energia Sustentável do Brasil Participações S.A. constituted significant subsidiaries under Rule 3-09 of Regulation S-X.  The financial statements for those entities as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 were included in our annual report for 2014 on Form 20-F and the financial statements for those entities as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 were included in our annual report for 2015 on Form 20-F.  Please see attached the financial statements for Energia Sustentável do Brasil Participações S.A. as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, as an amendment to our Annual Report. The financial statements for Madeira Energia S.A. and CTEEP - Companhia de Transmissão de Energia Elétrica Paulista will follow as a further amendment to Our Annual Report.

1

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

3.2                        By-Laws of Centrais Elétricas Brasileiras S.A. — Eletrobras (English translation), dated April 28, 2017.

4.1                        Itaipu treaty signed by Brazil and Paraguay — Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1                        List of subsidiaries, incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F (File No. 001-34129), filed on May 1, 2017.

12.1                 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

12.2                 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.1                 Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.2                 Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its Annual Report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

June 9, 2017	By:	/s/ Wilson Pinto Ferreira Junior
Name: Wilson Pinto Ferreira Junior
Title: Chief Executive Officer

	By:	/s/ Armando Casado de Araújo
Name: Armando Casado de Araújo
Title: Chief Financial and Investor Relations Officer

3

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Energia Sustentável do Brasil Participações S.A.
Report of Independent Registered Public Accounting Firm of Energia Sustentável do Brasil Participações S.A. as of and for the year ended December 31, 2014	F-3
Consolidated balance sheets as of December 31, 2016 and 2015	F-4
Consolidated statements of profit and loss for the years ended December 2016, 2015 and 2014	F-6
Consolidated statements of comprehensive income and loss for the years ended December 31, 2016, 2015 and 2014	F-7
Consolidated statements of changes in equity for the years ended December 31, 2016, 2015 and 2014	F-8
Consolidated statements of cash flows for the years ended December 31, 2016, 2015 and 2014	F-9
Notes to the consolidated financial statements for the years ending December 31, 2016, 2015 and 2014	F-11

ESBR Participações S.A. and Subsidiary

Balance Sheets as of December 31, 2016 and 2015 and statements of profit and loss, comprehensive income and loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016

Report of Independent Registered Public Accounting Firm for the year ended December 31, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ESBR Participações S.A.:

We have audited the accompanying consolidated statements of profit and loss, comprehensive income and loss, changes in equity and cash flows of ESBR Participações S.A  for the year ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of ESBR Participações S.A for the year ended December 31, 2014, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

KPMG Auditores Independentes

Rio de Janeiro, Brazil

October 10, 2016

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015

(In thousands of Brazilian reais - R$)

		Consolidated
	Note	12/31/2016	12/31/2015
		(unaudited)	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4	74,219	143,897
Trade receivables	5	267,967	380,951
Inventories — storeroom suppliers		8,732	2,678
Recoverable taxes	6	244,181	326,630
Prepaid expenses	7	25,948	38,944
Other current assets	8	14,136	15,470
Total current assets		635,183	908,570

NONCURRENT ASSETS
Long-term assets:
Marketable Securities	9	99,899	61,621
Prepaid expenses	7	150,532	163,432
Recoverable taxes	6	242,467	305,807
Deferred taxes	10	373,728	1,096,023
Judicial deposits	11	20,192	28,173
Property, plant and equipment	12	21,576,456	21,088,279
Intangible assets	13	599,223	597,279
Total noncurrent assets		23,062,497	23,340,614

TOTAL ASSETS		23,697,680	24,249,184

(continued)

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015

(In thousands of Brazilian reais - R$)

		Consolidated
	Note	12/31/2016	12/31/2015
		(unaudited)	(unaudited)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Suppliers	14	38,155	107,927
Financing	15	340,189	301,413
Payroll, related taxes and accruals		17,974	4,974
Taxes payable	16	19,860	18,870
Regulatory and sector charges	17	700,194	750,915
Public asset use payable	18	13,574	12,484
Provision for environmental costs	19	89,206	125,951
Provision for contingencies	20	4,066	1,977
Insurance payable	7	—	67,291
Derivatives - hedge		4,261	—
Other current liabilities	21	19,420	30,211
Total current liabilities		1,246,899	1,422,013

NONCURRENT LIABILITIES
Supplers	14	26,788	25,929
Financing	15	10,904,779	10,998,444
Public asset use payable	18	116,184	112,034
Advance for future capital increase (AFCI)	22	1,338,000	477,691
Provision for environmental costs	19	512,434	451,584
Provision for litigation	20	1,214,340	3,739,543
Other noncurrent liabilities	23	8,447	2,883
Total noncurrent liabilities		14,120,972	15,808,108

TOTAL LIABILITIES		15,367,871	17,230,121

EQUITY
Capital	24	9,131,711	9,131,711
Acumulated losses		(801,902)	(2,112,648)
		8,329,809	7,019,063

TOTAL LIABILITIES AND EQUITY		23,697,680	24,249,184

The accompanying notes are an integral part of these financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(In thousands of Brazilian reais - R$)

		Consolidated
	Note	12/31/2016	12/31/2015	12/31/2014
		(unaudited)	(unaudited)
NET OPERATING REVENUE	25	2,386,172	2,412,946	732,639

COSTS ON POWER SOLD	26	947,369	(2,457,414)	(2,239,445)
Reversal of (provision for) energy contingencies and EUST	20	2,969,992	(897,698)	(1,915,094)
Power grid charges		(682,732)	(520,188)	(171,640)
Depreciation and amortization		(654,252)	(433,313)	(122,601)
Costs of transactions at CCEE		(259,054)	(304,675)	—
Impairment of property, plant and equipment		(225,018)	—	—
Provision GSF		(73,492)	(204,930)	—
Financial compensation for the use of water resources (CFURH) (a)		(58,390)	(66,329)	(17,460)
Personnel costs		(44,116)	(18,016)	(4,945)
Electric Power Service Inspection Fee (TFSEE)		(9,010)	(5,047)	(187)
Public asset use		(3,868)	(3,868)	(2,429)
Other operating expenses		(12,691)	(3,350)	(5,089)

GROSS PROFIT (LOSS)		3,333,541	(44,468)	(1,506,806)

GENERAL AND ADMINISTRATIVE EXPENSES	26	(246,410)	(331,262)	(132,883)

Personnel		(30,330)	(31,935)	(35,212)
Management	29	(22,358)	(16,750)	(11,470)
Other administrative costs		(193,722)	(282,577)	(86,201)

FINANCE INCOME (COSTS)	27	(1,061,191)	(672,570)	(174,981)

Finance income		73,078	13,446	6,961
Finance costs		(1,134,269)	(686,016)	(181,942)

OTHER OPERATING INCOME AND EXPENSES, NET		7,101	565	2,248

PROFIT (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		2,033,041	(1,047,735)	(1,812,422)

Current Income tax and social contribution
		—	(187)	(22,064)
Deferred Income tax and social contribution
		(722,295)	348,573	637,759

INCOME TAX AND SOCIAL CONTRIBUTION	10	(722,295)	348,386	615,695

PROFIT (LOSS) FOR THE YEAR		1,310,746	(699,349)	(1,196,727)

The accompanying notes are an integral part of these financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(In thousands of Brazilian reais - R$)

	Consolidated
	12/31/2016	12/31/2015	12/31/2014
	(unaudited)	(unaudited)
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR
Profit (loss) for the year	1,310,746	(699,349)	(1,196,727)

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	1,310,746	(699,349)	(1.196.727)

The accompanying notes are an integral part of these financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(In thousands of Brazilian reais - R$)

	Subscribed capital	Unpaid capital	Issued Capital	Acumulated losses	Total
BALANCES AS AT DECEMBER 31, 2013	7,431,711	(295,000)	7,136,711	(216,572)	6,920,139
Capital subscription	1,700.000	(1,700,000)	—	—	—
Capital contribution	—	1,545,000	1,545,000	—	1,545,000
Loss for the year	—	—	—	(1,196,727)	(1,196,727)
BALANCES AS AT DECEMBER 31, 2014	9,131,711	(450,000)	8,681,711	(1,413,299)	7,268,412

Capital contribution (unaudited)	—	450,000	450,000	—	450,000
Loss for the year (unaudited)	—	—	—	(699,349)	(699,349)

BALANCES AS AT DECEMBER 31, 2015 (unaudited)	9,131,711	—	9,131,711	(2,112,648)	7,019,063

Profit for the year (unaudited)	—	—	—	1,310,746	1,310,746

BALANCES AS AT DECEMBER 31, 2016 (unaudited)	9,131,711	—	9,131,711	(801,902)	8,329,809

The accompanying notes are an integral part of these financial statements.

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(In thousands of Brazilian reais - R$)

		Consolidated
	Note	12/31/2016	12/31/2015	12/31/2014
		(unaudited)	(unaudited)
CASH FLOW FROM OPERATING ACTIVITIES
Profit (loss) for the year		1,310,746	(699,349)	(1,196,727)
Adjustments:
Provision for litigations		(2,927,950)	958,935	1,924,398
Impairment of property, plant and equipment	11	225,018	—	—
Recognition (reversal of) allowance for doubtful debts	5	(16,893)	17,085	(5,249)
Deferred income tax and social contribution	10	722,295	(348,573)	(637,759)
Current income tax and social contribution	10	—	187	22,064
Inflation adjustment		(25,573)	(2,986)	3,045
Inflation adjustment on environmental costs	29	43,630	29,020	—
Accrued interest	15	948,357	587,919	164,688
Depreciation and amortization	12 and 13	663,663	452,793	129,684
Write-off of property, plant and equipment and intangible assets		190,822	16,216	—
Inflation adjustment on UBP	18	18,088	15,845	15,994
Income from short-term investments		14,866	2,770	—
Attorneys’ fees and court costs		—	8,757	—
GSF (Generating Scaling Factor)	26	(73,492)	204,930
Reversal of adjustment to advance for future capital increase	22	(20,691)	20,691	—
Income (costs) of transactions at CCEE		(259,054)	304,675	—
Inflation adjustment on the provision for financial instruments (hedge)		4,261	—	—
Gain on sale of property, plant and equipment		—	—	4,674
Other adjustments		—	4,279	7,583

Changes in operating assets and liabilities:
Trade receivables	5	129,877	(246,909)	(58,814)
Inventories		(6,054)	(2,539)	(139)
Prepaid expenses	7	62,409	(154,156)	(37,794)
Judicial deposit		28,575	12,184	(5,173)
Other current assets		(30,340)	11,333	(16,564)
Suppliers		(106,457)	(115,381)	(183,072)
Payroll, related taxes and accruals		13,000	785	1,217
Regulatory and sector charges	17	(282,298)	209,601	31,709
Insurance	7	(67,291)	66,422	(4,281)
Payment of UBP	18	(12,848)	(11,758)	(10,931)
Payment of environmental costs	19	(57,127)	(53,832)	(65,297)
Recoverable taxes		60,611	(75,642)	13,530
Taxes payable		169,353	305,757	125,941
Payment of contingent fees		—	(864)	—
Other current liabilities		26,142	15,722	1,975

Recoverable taxes (purchase of property, plant and equipment)		(78,206)	(96,093)	(186,161)
Net cash provided by operating activities		667,439	1.437.824	38,541

(continued)

ESBR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(In thousands of Brazilian reais - R$)

		Consolidated
	Note	12/31/2016	12/31/2015	12/31/2014
		(unaudited)	(unaudited)
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(423,598)	(1,241,388)	(1,877,286)
Securities	9	(53,144)	(53,779)	(10,612)
Purchase of intangible assets	13	(2,574)	(3,343)	(2,188)
Proceeds from the sale of property, plant and equipment		—	—	1,924
Insurance payment		—	—	4,281
Net cash used in investing activities		(479,316)	(1,298,510)	(1,888,162)

CASH FLOW FROM FINANCING ACTIVITIES
Capital contributions	24	—	450,000	1,545,000
Advance for future capital increase	22	881,000	457,000	—
Financing released	15	20,000	160,000	700,000
Financing paid (principal)	15	(267,151)	(244,491)	(71,457)
Financing paid (interest)	15	(885,899)	(892,421)	(243,433)
Payment of commissions on borrowings	15	(5,751)	194	(10,616)
Net cash used in (provided by) financing activities		(257,801)	(69,718)	1,919,494

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(69,678)	69,596	69,873
Cash and cash equivalents at the beginning of year	4	143,897	74,301	4,428
Cash and cash equivalents at the end of year	4	74,219	143,897	74,301

The accompanying notes are an integral part of these financial statements.

ESBR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 (unaudited) 2015 (unaudited) and 2014.

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.                  GENERAL INFORMATION

ESBR Participações S.A. (“ESBRP” or “Company or “Parent”) is a closely-held company, headquartered and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Almirante Barroso, 52 - Sala 2.802 (Parte). ESBRP is solely engaged in holding interest in Energia Sustentável do Brasil S.A (“Subsidiary” or “ESBR”), also a closely-held company, that holds the public asset use concession to operate Jirau hydroelectric power plant.

As at December 31, 2016, the Company’s controlling shareholders were Engie Brasil Participações Ltda. (formerly GDF Suez Energy Latin América Participações Ltda), Mizha Energia Participações S.A. (Mitsui Group), Eletrosul Centrais Elétricas S.A. and Companhia Hidrelétrica do São Francisco - Chesf.

The Company and its subsidiary has been recognizing recurring losses and negative net working capital deficit primarily because of the recognition of the provisions for delayed costs (further information in Note 17) that adversely impacted the financial condition up to this date. The Company and its subsidiary’s net results of operations had grow to a profit in 2016 of R$1,310,746, from a loss in 2015 that amounted R$699,349.

Despite of that, the Company still has a relevant negative working capital and, consequently, depends yet on contribution obligations from the Company’s shareholders, which are being performed and guaranteed. Also, it needs to be in compliance with requirements set forth in the financing agreement entered into with the National Bank for Economic and Social Development (BNDES) and other onlending banks, that are also binding upon the shareholders, up to the settlement of the contractual obligations, to make contributions to the Company whenever necessary, as mentioned in Note 15.

1.1.                 Generated power and physical guarantee of UHE Jirau

UHE Jirau is located in Madeira river, City of Porto Velho, State of Rondônia, as well as the respective installation of the transmission line whose interest is restricted to the power plant. In Auction A-5/2008, the initial basic project of UHE Jirau originally provided for a total of 44 generation units in the plant, with installed capacity of 3,300MW*, with physical energy guarantee (guaranteed energy) of 1,975.3 MW* on average after the startup of operation of the basic units (27th generation unit).

The physical guarantee of the plant (1,975.3 MW* on average) was divided as follows:

•             70% at the Regulated Contracting Environment (“ACR”), at the price of R$71.37 per MWh*, related to May 2008, adjusted at the month of anniversary of the tariff adjustment of each distribution company based on the Extended National Consumer Price Index (IPCA), disclosed by the Brazilian Institute of Geography and Statistics (IBGE). As at December 31, 2016, the adjusted price per MWh is R$118.87 (R$114.94 as at December 31, 2015); and

•             30% allocated to the sale in the Free Contracting Environment (“ACL”) directly with partners.

Under SPE/MME Administrative Rule 26, of August 1, 2011, the total volume of physical energy guarantee was defined at 209.3 MW* on average, related to the increase in the installed capacity of HPP Jirau (6 generation units totaling 450 MW), which was sold at the Auction for Purchase of Power Arising from New Generation Projects, called Auction A-3, as set forth in MME Administrative Rule 113, of February 1, 2011. Therefore, HPP Jirau had 50 generation units, and the new installed capacity is 3,750 MW* and the new physical guarantee is 2,184.6 MW* on average.

The additional physical energy guarantee of 209.3 MW* on average was all traded in the ACR at the price of R$102.00 per MWh*, benchmarked to August 2011 prices, annually adjusted using the IPC-A. The adjusted balance per MWh in 2016 was R$137.33. The energy under the CCEARs of Auction A-3/2011 began to be effectively delivered in May 2015.

On November 10, 2015, MME Ordinance 337 was issued by the Strategic Planning and Development Office, which granted to the subsidiary an extraordinary review of the physical guarantee in view of the review of the plant’s hydraulic loss amounts, increasing the physical guarantee of UHE Jirau by 20.5 MWon average, totaling 2,205.1 MW on average.

Of the total additional physical guarantee of 20.5 MW on average, 18 MW on average was sold at the ACR, when the Company participated in and was the winning bidder of Auction A-1 for 2015, where the CCEARs will be entered into with 22 distribution companies. Agreements will be effective from January 1, 2016 to December 31, 2018. The sales price was R$148.00 per MWh, as at December 2015. The sales price shall be annually adjusted based on the IPCA rate, in January, in accordance with the minimum legal term of twelve months, as from the first day of January 2016.

On an extraordinary basis, as it refers to the structuring plant, the physical guarantee was obtained upon the startup of operations of the 33rd generation unit, on July 31, 2015.

(*) information unaudited by independent auditors

1.2.                                     Concession

On August 13, 2008, the Federal Official Gazette (DOU) published that the subsidiary entered into with the federal government (Concession Grantor) over a 35-year period, through the ANEEL, Concession Arrangement 002/08 - MME UHE Jirau, which regulates the operation by the subsidiary of the potential hydraulic energy located in Madeira river, City of Porto Velho, State of Rondônia, at the coordinates of 9º19’52’’ South latitude and 64°44’04’’ West longitude, called Jirau Hydroelectric Power Plant, with minimum installed capacity of 3,300MW*, as well as the respective hydroelectric power plant restricted interest transmission facilities.

On September 17, 2012, the first addendum to the abovementioned agreement was entered into to document the expansion of HPP Jirau.

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

The Company’s generation assets were not directly impacted by Law 12783/13 with respect to the renewal of concessions since they were obtained by means of bid processes conducted after the enactment of Law 8987/95.

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

•             Installation License (LI): authorize the beginning of work after the description of social and environmental programs. These licenses are issued after approval of the Basic Environmental Project, which describes the programs to be implemented during all project stages, including the construction, reservoir filling and plant operation. Subsidiary obtained LI 563/2008 relating to the implementation of the Pioneer Construction Site on November 14, 2008. IBAMA issued LI 621/2009 on June 3, 2009.

•             Operating License (LO): authorizes the filling of the reservoir, the startup of the plant’s operation and the generation of power after the implementation of the social and environmental programs and satisfaction of the conditions set out in the LI. On October 19, 2012, IBAMA issued LO 1.097/2012, effective for four years counted from the issuance date, which determines the continuity of the social and environmental programs set forth in the Basic Environmental Project (PBA). The 1st amendment to the LO was issued on November 29, 2012, so as to contemplate the 50 UGs, and the 2nd amendment was issued on July 19, 2013, including adjustments to condition 2.32, related to the environmental compensation of HPP Jirau. The renewal of LO 1097/2012 was requested before IBAMA on June 14, 2016, according to the term set forth in applicable legislation (120 days before the termination date). On September 13, 2016, the subsidiary provided to IBAMA the Supplementary Technical Report to support the LO renewal, as agreed with such environmental body. The IBAMA inspection was carried out between October 17 to October 21, 2016, and the technical seminary of the social and environmental programs was carried out between November 7 to November 11, 2016. The Company is waiting for the issuance of the renewed LO by IBAMA.

•             The Company accounted for obligations related to environmental costs arising from the LI and LO licenses, by recognizing in its assets (see Notes 12 and 13) and liabilities the present value of the related obligations (see Note 18).

1.4. Business operation

The Company and its subsidiary is engaged in the construction (already concluded) and operation of Jirau hydroelectric power plant (“UHE Jirau”), in conformity with the rules issued in the project invitation to bid, its concession arrangement 002/2008 and other applicable rules.

The subsidiary’s activities are mainly regulated by the National Electric Power Agency (“ANEEL”), linked to the Ministry of Mines and Energy (“MME”). The subsidiary’s term, set forth in the bylaws, will correspond to the concession term of UHE Jirau, and will be automatically extended for the same period of any extension of the concession arrangement.

The first power generation unit started to operate in September 2013. ANEEL Order 3032, of November 22, 2016, released the last generation units (GUs): 46, 47, 48 and 49 (generation units) for the start-up of activities beginning November 23, 2016. Upon the startup of operations of these four GUs, UHE Jirau formally began its operations, that is, 50 generating units under operation. On December 16, 2016, UHE Jirau was inaugurated, which increases the country’s power generation volume by 3,750 MW.

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

The Company’s consolidated financial statements were approved by the Board of Directors on April 26, 2017.

2.2.                  Basis of preparation

The Company’s financial statements have been prepared based on the historical cost, except for certain financial instruments, which are measured at their fair values, when prescribed.

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

At the end of each year, the subsidiary verifies the carrying amounts of its tangible and intangible assets to determine if there is any indication that these assets might be impaired. If there is such an indication, the recoverable amount of the asset is estimated and the carrying amount of tangible and intangible assets is written down so as to reflect the estimated recoverable amount.

The recoverable amount of an asset is the higher of its fair value less costs to sell or its value in use. Impairment losses, if any, are immediately recognized in profit or loss.

The impairment test was conducted as at December 31, 2016 and the assumptions adopted by the Company for the projected cash flow from operating activities, discount rate anf the net carrying amounts of property, plant and equipment and intangible assets were calculated based on facts available as at the impairment test date.

The projected operating cash flow was based on the following assumptions: (a) the remaining concession term; (b) power balance, GSF effects and respective agreement; (c) power volume and prices in the ACR and ACL, (d) costs and expenses on personnel, materials, outside services, sectorial charges, power purchase,  transmission charges, taxes and other expenses and projected provisions to be realized after the impairment test date. The discount rate used to calculate the present value of the operating cash flow was the Company’s weighted average cost of capital (WACC) as at the impairment test date. The WACC is calculated based on third-party capital cost (including the impact from the tax benefit of deductibility of such finance cost) and the own capital cost, the latter calculated based on the Capital Asset Pricing Model (CAPM) method.

When comparing the present value of the projected cash flow from operating activities with the net carrying amount of property, plant and equipment as at December 31, 2016, the Company reaches the result in the test conducted, based on the abovementioned assumptions. In light of the foregoing, Management recorded, as at December 31, 2016, an impairment charge on noncurrent assets in the approximate amount of R$225,018 (see Note 12 d).

These financial statements are presented in Brazilian reais, which is the Company’s functional currency and the amounts reported (texts and tables) are expressed in thousands of Brazilian reais, except if otherwise stated.

2.3.                  Adoption of new accounting policies

2.3.1.                 New and revised standards and interpretations effective as at December 31, 2016:

Beginning January 1, 2016:

•             IFRS 11 - amendment addressing the accounting for acquisitions of interests in joint operations. The amendments to IFRS 11 provide guidance on how to account for acquisitions of interests in joint operation where activities constitute a business, as prescribed in IFRS 3 - Business Combinations.

•             IAS 16 and IAS 38 - amendments to clarify the accepted depreciation and amortization methods.IAS 27 — the standard was amended so as to include the accounting for investments in subsidiaries, joint ventures and associates under the equity method in the separate financial statements.IFRS 10 and IAS 28 — amendments to clarify the treatment of the sale or contribution of assets among an investor and its associate or joint venture, whose requirements are applicable regardless of the legal structure of the transaction.

•             IFRS 10, IFRS 12 and IAS 28 — amendment to address specific matters suggested within the context of the application of the consolidation exception for investment entities.

•             IAS 1 — amendment to address the potential obstacles identified when exercising judgment upon preparation of the financial statements. Such amendment clarifies that the concept of materiality must be considered both for purposes of the information to be disclosed, either required or not, and upon organization of the explanatory notes and use of aggregation criteria.

•             Annual improvement cycles for 2012-2014 — minor amendments to some of the existing pronouncements.

The Company analyzed the impacts arising from such standards and no significant impact on its financial statements was identified.

2.3.2.                 New and revised standards and interpretations not yet effective on December 31, 2016

Effective for annual periods beginning on or after January 1, 2018:

•             IFRS 9 - Financial Instruments - new standard that introduces new requirements for the classification, measurement, impairment, hedge accounting and derecognition of financial assets and financial liabilities.

The effective impact of adoption of IFRS 9 on the financial statements of the Company in 2018 cannot be estimated reliably and will depend on the decisions and judgments that the Company will make in the future. The new standard will require that the Company review its accounting processes and internal controls relating to classification and measurement of financial instruments, and these alterations are notyet finalized.

•             IFRS 15 - Revenue from Contracts with Customers - defines five steps to be applied to contracts entered into with customers for purposes of revenue recognition and disclosure. It will supersede the standards currently effective on the matter (IAS 18 and IAS 11) and related interpretations (IFRIC 13, IFRIC 15 and IFRIC 18).

Management has not yet completed its initial assessment of the impacts from adoption of this pronouncement on the consolidated financial statements, due to the complexity of the pronouncement considering that it will be necessary read and reassess several contracts and it could affect the recognition of estimates.

Effective for annual periods beginning on or after January 1, 2019:

•             IFRS 16 — “Leases”: the new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17 — “Leases” and corresponding interpretations.

The Company believes that has contracts which fall within the scope of this new standard, and analysis of the impacts of adoption of this pronouncement as to the method of transition to recognition of right of use assets to offset an obligation has not yet been completed, given the complexity of the new pronouncement and the number of contracts that could potentially fall within the scope of this standard. However, the Company expect an increase in the assets and liabilities, considering the possibility to recognize a new obligation together with a new assets in the other side of the balance sheet. In addition, the impacts are not limited to the balance sheet once that are also changes over the life of the contract leases. As such, it was not possible to estimate the impacts on the consolidated financial statements of the Company.

3.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General principle

Monetary assets, liabilities and commitments denominated in foreign currencies were translated into Brazilian reais at the exchange rate prevailing at the balance sheet date.

a)                 Financial instruments

The Company and its subsidiary recognize the financial instruments in their financial statements when they become parties to the underlying instrument.

a.1)                  Derivatives

Measured initially and subsequently at fair value. The gains or losses arising from changes in fair value are recognized in finance income (costs), except when the derivative is qualified and designated for hedge accounting, as cash flow hedge.

Derivatives held by the Company correspond to the transactions contracted to hedge the Company’s exposure to the risks of currency fluctuations.

a.2)                  Financial assets and financial liabilities

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

Financial assets are classified into the following specific categories: financial assets measured at fair value through profit or loss; held-to-maturity financial assets; available-for-sale financial assets; and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined upon initial recognition. All regular-way purchases or sales of financial assets are recognized or derecognized on the trade date. Regular-way purchases or sales are purchases or sales of financial assets that require the delivery of assets within the timeframe established by regulation or convention in the marketplace.

As at December 31, 2016 and 2015, the Company’s financial assets are classified as loans and receivables.

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

Financial liabilities are classified either as financial liabilities at fair value through profit or loss or other financial liabilities.

Other financial liabilities (including trade receivables, borrowings, trade payables and UBP) are measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating its interest expense over the relevant period.

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

c)                  Marketable Securities — reserve account

Securities — reserve account are intended to collateralize the financing entered into with BNDES and other onlending banks and are held through the end of the agreement.

d)                 Trade receivables

Trade receivables include the power sales amounts billed.

Trade receivables are initially recorded at the sales amount and subsequently at amortized cost, less the allowance for doubtful debts, when applicable.

The allowance for doubtful debts is recognized considering Management’s estimate of loss based on the parameters recommended by ANEEL, taking into account the information monthly determined by CCEE, to the extent that they reflect Company´s best estimate of the loss.

e)                  Due from related parties

Due from related parties correspond to amounts receivable for the supply of power in the normal course of the Company’s activities.

As at December 31, 2016, the Company does not expect any loss on due from related parties.

f)                   Prepaid expenses

Represented by assets arising from payments which recognition of services will occur in a subsequent period and that will not be reimbursed and/or received in cash, nor represent physically existing assets. Prepaid expenses are stated at the effective contractual amounts, less amortization incurred through the balance sheet date.

g)                  Recoverable taxes

Refer to tax credits relating to prepaid taxes levied on the acquisition of property, plant and equipment items, accounted for upon the occurrence of a taxable event. Such taxes are adjusted for inflation as prescribed by tax laws, when applicable.

h)                 Income Taxes

h.1)                  Current taxes

Income tax and social contribution are based on taxable income for the year. Taxable income differs from profit presented in the statement of profit and loss because it excludes income or expenses taxable or deductible in other years, as well as permanently nontaxable or nondeductible items. The income tax and social contribution is calculated by the Company based on the statutory rates prevailing at the balance sheet date.

h.2)                  Deferred taxes

Deferred income tax and social contribution (“deferred taxes”) are recognized on temporary differences between the balances of assets and liabilities recognized in the financial statements at the yearend and the related tax bases adopted to calculate taxable income, including tax loss carryforwards, when applicable. Deferred tax liabilities are recognized on all temporary taxable differences and deferred tax assets are recognized on all temporary deductible differences and only when it is likely that the Company will report future taxable income at a sufficient amount so that these deductible temporary differences can be used.

Deferred tax assets and liabilities are measured using the tax rates applicable for the year in which the liability is expected to be settled or the asset is expected to be realized, based on the tax rates set forth in the tax law prevailing at the end of each reporting period, or when a new legislation has been substantially enacted. Deferred tax assets and liabilities are measured to reflect the tax implication that would arise from the way in which the Company expects, at the end of each reporting period, to recover or settle the carrying amount of these assets and liabilities.

h.3)                  Current and deferred income tax and social contribution for the year

Current and deferred income tax and social contribution are recognized in profit or loss for the year as expenses or income, except when they correspond to items recognized in other comprehensive income, or directly in equity, in which case current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively.

i)                     Judicial deposits

Judicial deposits are initially recorded at the amount deposited in court, plus income earned up to the balance sheet date, which are recognized as finance income (costs).

Income on judicial deposits:

•                                   For Selic above 8.5% p.a.: TR + 0.5% p.m., on a pro rata basis;

•                                   For Selic equal to or below 8.5% p.a.: TR + 70% of Selic p.m., on a pro rata basis;

•                                   Judicial deposits made prior to July 1, 2013 maintain fixed income of TR + 0.5% p.m. until judicial deposits are released.

j)                    Property, plant and equipment and intangible assets (except UBP)

Property, plant and equipment items are stated at acquisition or construction cost, including expenses on payroll and related taxes, social and environmental costs and interest on borrowings, all directly related to the construction of UHE Jirau, less depreciation and impairment losses, when applicable.

Once a year or in the event of occurrence of any fact that requires analysis, the Company verifies the carrying amounts of its tangible and intangible assets to determine if there are any indications that these assets might be impaired, by making the the accounting adjustments, if necessary, as mentioned in Note 12d

j.1)                     Depreciation and amortization

Depreciation is calculated on a straight-line basis based on the annual rates determined by ANEEL, which are adopted by companies operating in the Brazilian power sector and represent the estimated useful life of the assets, limited to the plant concession or authorization term, when applicable, based on the book balances recorded in the measurement units comprising these projects. The average annual depreciation rates of the Company’s assets are stated in Note 12.

During the mixed plant implementation and operation stage (since the power generation units will start to operate over various months), such proportional method is applied to the installed power of each generation unit in operation. The Company’s management understands that such method is the method that best reflects the relation between depreciation expenses and the use of assets.

The software amortization is recognized on a straight-line basis at the annual rate of 20% p.a.

UBP costs are amortized proportionally based on rates that are compatible with the concession term. Operating license (LO) and installation license (LI) costs are amortized based on the percentage of machinery that started to operate over the concession term.

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

All other borrowing costs are recognized in profit or loss for the year they are incurred.

k)                 Key sources of estimation uncertainty

The preparation of financial statements requires the Company’s management to adopt estimates and judgment to account for certain transactions that affect its assets, liabilities, income and expenses, and the disclosure of information in its financial statements.

To make these estimates and related assumptions, Management uses the best information available on the balance sheet date, as well as the experience on past and/or current events, also considering assumptions on future events considered as reasonable under the circumstances. Accordingly, actual results may differ from those estimates.

Therefore, the financial statements include estimates mainly related to: (i) useful life of property, plant and equipment, which is determined by ANEEL; (ii) provisions for risks; (iii) definition of discount rates used to calculate the present value of assets and liabilities; (iv) determination of the impairment of assets; (v) recovery of deferred taxes; (vi) estimated amounts relating to the provision for environmental costs relating to the compensatory measures described in the LI and LO issued by the IBAMA; and (vii) disclosure of financial instruments.

Derivatives are recognized at fair value in the financial statements. The definition of the fair value of the Company’s derivatives requires the use of valuation methods that may be complex and involves the use of estimates of future exchange and long-term interest rates.

The estimates and accounting judgments are revised continuously and such revisions, when applicable, are recognized in the period in which the revisions are made and in any future periods affected.

l)                     Public asset use (“UBP”)

As part of the process to adopt the new accounting policies issued by the CPC, the subsidiary accounted for the UBP in intangible assets and liabilities at present value on the execution date of the concession arrangement of UHE Jirau (August 13, 2008), which determined that the subsidiary should pay as UBP from the first to the last concession year the annual original amount on the contract date of R$7,873, which was annually adjusted based on the Extended National Consumer Price Index (IPCA).

After initial recording, the UBP balances are monthly adjusted for inflation based on the rate that reflects the weighted average cost of capital of UHE Jirau upon the acquisition of concession.

The UBP installments started to be paid upon startup of activities. The monthly payment installments from August 2016 to July 2017 amount to R$1,131 (R$1,040 from August 2015 to July 2016). Accordingly, finance charges on the UBP liability in intangible assets will no longer be capitalized but the balance will be rather amortized in assets limited to the concession term. The adjustment will be only made in liabilities, where the installments paid are also recorded and the balancing item of such adjustment is recognized as finance costs.

m)             Sectorial charges

Sectorial charges are accounted for as costs on the accrual basis.

n)                 Technological Research & Development (R&D) Program

Under Law 9991, of July 24, 2000, as amended by Laws 10438, of April 26, 2002, 10848, of March 15, 2004, 11465, of March 28, 2007, 12111, of December 9, 2009, 12212, of January 20, 2010, 13203, of December 8, 2015, and 13208, of March 3, 2016, the companies authorized to independently produce power must annually invest a minimum percentage of their net operating income (NOI) in the Technological Research & Development Program of the Power Sector (R&D Program), based on the regulations established by ANEEL.

In addition, as set forth in Law 9991, article 4, the R&D investments are distributed as follows:

•             40% of the funds must be allocated to the National Technology and Scientific Development and Innovation Fund (FNDCT);

•             20% of the funds must be allocated directly to the Ministry of Mines and Energy (MME);

•             40% of the funds must be allocated to the R&D projects regulated by ANEEL.

Accordingly, the subsidiary effectively manages the 40% allocated to the implementation of R&D projects regulated by ANEEL.

In order to provide transparency to and promote the projects implemented and receive subsidies for new projects, the subsidiary informs that, as at December 31, 2016, it recognizes a balance in the R&D line item in the amount of R$11,092, broken down as follows:

12/31/2016
(unaudited)
Assets — R&D Projects (Note 8)	5,693
Liabilities - R&D Projects (Note 21)	(16,785)
Balance in the R&D line itemD	(11,092)

o)                 Financial compensation for the use of water resources

The Water Resource Use Financial Compensation (CFURH) was introduced by Law 7990, of December 28, 1989 and amended by Law 13360, of November 17, 2016, and refers to a percentage paid by the power generation concessionaires for the use of the water resources for power generation purposes. ANEEL manages the collection and distribution of the resources among the beneficiaries. The CFURH is 7% on the power produced, payable by the holder of the concession or authorization for the use of the water resources to the states, Federal District and municipalities where power production facilities are located, or whose areas were taken by the water of the respective reservoirs, and direct federal administration bodies. This compensation is accounted for as costs in profit or loss for the year.

p)                 Environmental costs

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

Upon startup of operation, the following accounting entries were and are made:

Liability — Write-off of installments paid and adjustment to the balance of the provision as a contra entry to profit or loss.

Asset - Amortization of balances according to the percentage rate of machinery in operation and based on the license validity.

q)                 Suppliers

Trade payables comprise amounts payable based on invoices received and percentage-of-completion of construction work, or based on estimates, in the lack of a relevant documentation.

r)                    Provisions

Provisions are recognized based on the Company’s best estimates when there is a present obligation (legal or constructive) resulting from past events, when it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made.

The litigations are defined based on the assessment and classification of the likelihood of losses and are accrued when the conditions above are met. This assessment is supported by Management’s judgment, based on the opinion of its legal counsel, taking into consideration the case law, lower and appellate courts’ decisions, the history of any settlements and decisions, the experience of Management and its legal counsel, and other relevant aspects.

s)                   Borrowings and financing

Borrowings and financing are initially recognized at fair value, less borrowings costs, and are subsequently measured at amortized cost using the effective interest method.

t)                    Present value adjustment

The assets and liabilities arising on long-term transactions are adjusted to present value based on market interest rates prevailing on the transaction date.

u)                 Profit or loss

Profit or loss is represented by operating income, costs and expenses, and finance income and finance costs not directly attributable to the construction of UHE Jirau. Such amounts are accounted for on accrual basis.

v)                  Revenues, costs and expenses (on power sold)

Revenue comprises the fair value of the consideration received or receivable for the sale of power in the normal course of the Company’s activities. Revenue is stated net of taxes, returns and rebates.

Power sales revenue is recognized when: (i) it is probable that the economic benefits associated with the transactions will flow to the subsidiary; (ii) the revenue amount can be reliably measured; (iii) the risks and rewards from the sale were transferred to the buyer; (iv) the costs incurred or to be incurred related to the transaction can be reliably measured; and (v) the subsidiary no longer holds the control over and responsibility for the power sold.

The accounting entries made by the Company in the year were recorded on the accrual basis.

Costs are basically comprised of: provision for energy litigations (liability exclusion and provision for Transmission System Use Fee (EUST)), power grid charges, depreciation and amortization, provision for GSF (Generating Scaling Factor), costs on transactions at CCEE, Financial Compensation for the Use of Water Resources (CFURH), personnel costs, Electric Power Service Inspection Fee (TFSEE), amortization of UBP and other operating costs.

Expenses comprise mainly personnel and management expenses, finance costs, litigations (labor and tax), insurance, expenses on outside services, equipment maintenance and upkeep, reversal of allowance for doubtful debts and other administrative expenses.

w)                Statements of cash flows

The Company classifies in the statements of cash flows the interest paid as financing activities since it understands that the interest paid corresponds to borrowing costs.

4.                  CASH AND CASH EQUIVALENTS

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Cash and banks	7,843	191
Short-term investments	66,376	143,706
Total	74,219	143,897

Short-term investments are made with prime financial institutions, based on the risk rating assigned by the main risk rating agencies. Investments in CDBs are highly liquid, subject to floating rates and yield interest based on a percentage of the CDI rate set upon contracting, are readily convertible into a known cash amount, without significant risk of change in value; for this reason, they were considered as cash equivalents in the financial statements. Short-term investments yield interest between 95% and 99.5% of the CDI as at December 31, 2016 (100.1% to 100.3% of the CDI rate as at December 31, 2015).

Additionally, cash and cash equivalents are held to meet short-term cash requirements rather than for investment or other purposes.

5.                  ACCOUNTS RECEIVABLES

Trade receivables are initially recorded at the sales amount, less the allowance for doubtful debts, when applicable. Such allowance is currently recognized based on the apportionment of default in the power sector. Such apportionment is made on a monthly basis between the agents with credit balance in the month, on the amount of the surplus financial settlement or exposure at the CCEE.

Pursuant to CCEARs, revenues are monthly billed based on the contracted power output (in MWh) and the contracted sales price (price annually adjusted for inflation on the anniversary date of each distribution company).

Revenues are monthly billed, which is separated in three maturities, in equal amount, based on the following dates: first maturity, 15th day of the month following the accrual month; second maturity, 25th day of the month following the accrual month; and third maturity, 5th day of the second month following the accrual month.

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Energy sale - ACR — distribution companies	189,727	178,685
Energy sale - ACL — related parties (*)	79,356	104,430
Test power sale and CCEE	—	115,845
Allowance for doubtful debts	(1,116)	(18,009)
Total	267,967	380,951

(*)See further details in note 28.2

Aging list of trade receivables:

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Current	266,064	394,202
Up to 30 days	1,532	1,433
30 to 60 days	513	1,156
60 to 90 days	11	—
Over 90 days	963	2,169
Total	269,083	398,960

Variation Changes in the allowance for doubtful debts is are as follows:

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Opening balance	18,009	924
Bad debt expense	1,116	18,009
Reversal	(18,009)	(924)
Closing balance	1,116	18,009

Aging list of trade receivables included in the allowance for doubtful debts:

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Over 120 days past due	1,116	18,009

6.                  RECOVERABLE TAXES

Current

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Tax on revenue (COFINS)	183,034	200,984
Tax on revenue (PIS)	39,746	43,634
Withholding Income Tax (IRRF)	14,556	11,835
Withholding CSLL	6,763	3,258
Monthly prepaid income tax and social contribution	—	66,801
Other recoverable taxes	82	118
Total	244,181	326,630

Noncurrent

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Tax on revenue (COFINS)	221,700	260,201
Tax on revenue (PIS)	20,767	45,606
Total	242,467	305,807

Recoverable PIS and COFINS balances are generated upon the acquisition of services and property, plant and equipment items (mainly civil construction-related), for the implementation of the power plant and acquisition of inputs.  After startup of operations of the plant, resulting in increase in the subsidiary’s ESBR’s revenues, such taxes were subsequently offset upon filing of the Digital Tax Recordkeeping - EFD Contribution with the Brazilian Federal Revenue Service.

Variation in the period is as follows:

Consolidated
		Addition	Transfer
	12/31/2015	Credits generated	Short term	Offsets	12/31/2016
	(unaudited)				(unaudited)
Current
PIS	43,634	—	38,810	(42,698)	39,746
COFINS	200,984	—	102,736	(120,686)	183,034
Total	244,618	—	141,546	(163,384)	222,780

Noncurrent
PIS	45,606	13,971	(38,810)	—	20,767
COFINS	260,201	64,235	(102,736)	—	221,700
Total	305,807	78,206	(141,546)	—	242,467

Total	550,425	78,206	—	(163,384)	465,247

7.                  PREPAID EXPENSES

7.1.                  Insurance

	12/31/2016 — Consolidated (unaudited)
	Assets
Risk	Premium amount	Amount recognized	Unrecognized balance

Renegotiation of the GSF (Generating Scaling Factor) — hydrological risk premium (a)	198,704	23,313	175,391
Compliance with the concession arrangement (b)	16,427	16,268	159
Engineering and operation (b)	11,188	10,423	765
Delivery of power acquired in auction (A-3) (b)	834	766	68
General civil liability for construction and operation (b)	155	155	—
Security insurance (c)	99	6	93
Subtotal	227,407	50,931	176,476

Other prepaid expenses			4
Subtotal			4
Total			176,480

Current			25,948
Noncurrent			150,532
Total			176,480

	12/31/2015 - Consolidated (unaudited)
	Assets
Risk	Premium amount	Amount recognized	Balance to be amortized

Renegotiation of the GSF (Generating Scaling Factor) — hydrological risk premium (a)	183,555	14,007	169,548
Engineering (b)	103,291	73,133	30,158
Compliance with the concession arrangement (b)	16,427	14,332	2,095
General civil liability for construction and operation (b)	1,067	935	132
Delivery of power acquired in auction (A-3) (b)	834	398	436
Subtotal	305,174	102,805	202,369

Other prepaid expenses			7
Subtotal			7
Total			202,376

Current			38,944
Noncurrent			163,432
Total			202,376

(a)             For the GSF (Generating Scaling Factor), see Note 17 - item a.

(b)             For further details refer to Note 32.

(c)          Refers to the court guarantee for the administrative proceeding.

8.                  OTHER CURRENT ASSETS

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
R&D projects	5,693	5,941
Advances to suppliers	5,650	9,037
Related parties (note 28.2)	1,761	—
Disposal of assets and rights	698	165
Salary prepayment - vacation	286	300
Advances of travel expenses	48	27
Total	14,136	15,470

9.                  MARKETABLE SECURITIES

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Financial Treasury Bill (LFT)	99,899	—
Investments in repurchase agreements	—	61,621
Total	99,899	61,621

Marketable securities — reserve account are held to collateralize the financing entered into with BNDES and other onleding banks (Note 15) and refer to the debt service reserve account and insurance account. Investments are made in federal bonds (LFTs) yielding interest of 100.15% of the daily Selic on average in the year ended December 31, 2016. (94.55% of the CDI rate as at Decemeber 31, 2015).

10.           DEFERRED TAXES

a)                 The subsidiary’s deferred taxes are broken down as follows:

	Consolidated
Nature	12/31/2016	12/31/2015	12/31/2014
	(unaudited)	(unaudited)
(i) Tax loss and preoperating expenses	1,524,169	200,095	127,910
(ii) Temporary differences (*)	(424,969)	3,023,501	2,083,057
Total	1,099,200	3,223,596	2,210,967
Combined income tax and social contribution rate	34%	34%	34%
Total	373,728	1,096,023	751,729

(*)             Basically comprises the allowance for doubtful debts and VAT ICMS risks. However, note that due to the Company’s legal position, the Company recognized the reversal of the provision for liability exclusion and provision for EUST in December 2016. Upon such reversal, the deferred tax liability arising from the tax benefits acquired by the Company is recognized (due to accelerated depreciation and deductibility of capitalized interest).

The subsidiary estimates the amortization of the deferred tax asset based on projected taxable income. Based on the Company’s estimates up to 2021, there is no expected generation of taxable income, due to some aspects, such as: (i) full recognition in profit or loss of depreciation expenses, based on the activity startup schedule; and (ii) full recognition in profit or loss of financing charge expenses, based on the activity startup schedule.

b)                 Reconciliation of tax expenses with statutory tax rates

	Consolidated
	12/31/2016	12/31/2015	12/31/2014
	(unaudited)	(unaudited)
Pretax income	(2,033,041)	(1,047,735)	(1,812,422)
Statutory tax rate	34%	34%	34%
Taxes at statutory rates	(691,234)	356,230	616,223
Permanent differences	(31,061)	(7,844)	(528)

Income tax and social contribution in profit or loss for the period	(722,295)	348,386	615,695

Effective rate	36%	33%	34%

11.           JUDICIAL DEPOSITS

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Tax	18,313	25,383
Civil	1,263	1,308
Labor	616	1,482
Total	20,192	28,173

Such deposits refer to amounts related to ongoing lawsuits at judicial level (Note 20).

12.           PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment items are carried at acquisition or construction cost. Interest and other finance charges arising from third-party financing, effectively charged on constructions in progress, are calculated as cost and subsequently transferred to property, plant and equipment in use. Cummulative  interest capitalized in property, plant and equipment amounts to R$3,103,644 as at December 31, 2016 (R$2,968,089 as at December 31, 2015).

As at December 31, 2016, the Company owns 50 generation units in operation (37 generation units in operation as at December 31, 2015), as follows:

Sequence	Generation unit	ANEEL Order	Startup of activities	Sequence	Generation unit	ANEEL Order	Startup of activities

1st	29	3.087	09/06/2013	26th	28	520	03/04/2015
2nd	40	349	02/12/2014	27th	15	1234	04/28/2015
3rd	30	374	02/19/2014	28th	27	1408	05/08/2015
4th	01	410	02/22/2014	29th	26	1630	05/21/2015
5th	02	514	03/08/2014	30th	24	1881	06/11/2015
6th	39	514	03/08/2014	31st	25	1947	06/17/2015
7th	31	1.271	04/24/2014	32nd	23	2074	06/25/2015

Sequence	Generation unit	ANEEL Order	Startup of activities	Sequence	Generation unit	ANEEL Order	Startup of activities

8th	03	1.310	04/26/2014	33rd	22	2.469	07/31/2015
9th	04	1.737	06/02/2014	34th	21	2.989	09/04/2015
10th	32	2.412	07/10/2014	35th	16	3.357	10/01/2015
11th	05	2.861	07/29/2014	36th	11	3516	10/21/2015
12th	38	3.618	09/04/2014	37th	20	3.995	12/11/2015
13th	07	3.772	09/18/2014	38th	17	0011	01/06/2016
14th	06	4.092	10/09/2014	39th	18	0011	01/06/2016
15th	33	4.213	10/23/2014	40th	19	0011	01/06/2016
16th	08	4.260	10/30/2014	41st	41	102	01/16/2016
17th	34	4.335	11/06/2014	42nd	42	795	03/31/2016
18th	37	4.549	11/25/2014	43rd	43	2.227	08/20/2016
19th	36	4.720	12/06/2014	44th	44	2.376	09/09/2016
20th	35	4.849	12/18/2014	45th	45	2.480	09/16/2016
21st	09	25	01/08/2015	46th	50	2.966	11/15/2016
22nd	10	233	02/03/2015	47th	46	3.032	11/23/2016
23rd	14	266	02/06/2015	48th	47	3.032	11/23/2016
24th	12	520	03/04/2015	49th	48	3.032	11/23/2016
25th	13	520	03/04/2015	50th	49	3.032	11/23/2016

a)                 Breakdown

	12/31/2016 – Consolidated (unaudited)
	Adjusted cost	Accumulated depreciation	Net amount
In service
Generation
Reservoir, dams and water mains	4,540,616	(350,699)	4,189,917
Buildings - constructions and improvements	6,588,545	(432,834)	6,155,711
Machinery and equipment	10,933,883	(334,541)	10,599,342
Furniture and fixtures	2,428	(277)	2,151
Vehicles	12,340	(1,367)	10,973
Environmental costs	164,397	(18,134)	146,263
Land	4,830	(209)	4,621
Connection system:
Machinery and equipment	605,048	(48,408)	556,640
Buildings - constructions and improvements	3,223	(408)	2,815

Management:
Machinery and equipment	3,378	(844)	2,534
Vehicles	986	(249)	737
Buildings - constructions and improvements	83,351	(17,298)	66,053
Furniture and fixtures	565	(26)	539
Subtotal	22,943,590	(1,205,294)	21,738,296

In progress

Research & Development	2,883	—	2,883
Construction works*	12,162	—	12,162
Spare parts	48,133	—	48,133
Subtotal	63,178	—	63,178

Impairment	(225,018)	—	(225,018)
Total	22,781,750	(1,205,294)	21,576,456

(*) Refers mainly to the construction of the administrative and backup building of Jirau plant.

	12/31/2015 – Consolidated (unaudited)
	Adjusted cost	Accumulated depreciation	Net value

In service
Generation
Reservoir, dams and water mains	3,658,321	(128,361)	3,529,960
Buildings - constructions and improvements	4,042,028	(149,390)	3,892,638
Machinery and equipment	6,045,258	(233,865)	5,811,393
Furniture and fixtures	2,132	(136)	1,996
Vehicles	1,499	(226)	1,273
Environmental costs	110,940	(12,717)	98,223
Land	4,830	—	4,830
Connection system:
Machinery and equipment	469,561	(23,275)	446,286
Buildings - constructions and improvements	2,228	(208)	2,020
Management:
Machinery and equipment	2,453	(336)	2,117
Vehicles	683	(402)	281
Buildings - constructions and improvements	83,101	(14,527)	68,574
Furniture and fixtures	204	(5)	199
Subtotal	14,423,238	(563,448)	13,859,790

In progress
Rights of way	94	—	94
Reservoirs, dams and water mains	897,101	—	897,101
Machinery and equipment	1,967,538	—	1,967,538
Environmental costs	59,419	—	59,419
Furniture and fixtures - equipment in general	1,294	—	1,294
Advances to suppliers	169,460	—	169,460
Other construction costs	157,769	—	157,769
Construction works	3,252,952	—	3,252,952
Other property, plant and equipment	22,410	—	22,410
Property, plant and equipment to allocate	700,452	—	700,452
Subtotal	7,228,489	—	7,228,489
Total	21,651,727	(563,448)	21,088,279

b)             The table below shows the variation in property, plant and equipment from January 1 to December 31, 2016:

			Consolidated (unaudited)
	Reservoir, dams and water mains	Buildings - constructions and improvements	Machinery and equipment	Vehicles	Furniture and fixtures	Environmental costs	Land	Impairment	Construction in progress	Total

Balance as at 12/31/2015	3,529,960	3,963,232	6,259,796	1,554	2,195	98,223	4,830	—	7,228,489	21,088,279
Inflows	—	250	2,116	11,702	660	14,477	—	—	1,514,415	1,543,620
Transfers	882,295	2,547,951	5,040,127	576	—	38,979	—	—	(8,509,928)	—
Write-offs	—	—	(17,206)	(1,134)	(3)	—	—	—	(171,392)	(189,735)
Adjustment	—	—	—	—	—	—	—	—	1,594	1,594
Depreciation	(222,338)	(286,854)	(126,317)	(988)	(162)	(5,416)	(209)	—	—	(642,284)
Impairment	—	—	—	—	—	—	—	(225,018)	—	(225,018)
Balance as at 12/31/2016	4,189,917	6,224,579	11,158,516	11,710	2,690	146,263	4,621	(225,018)	63,178	21,576,456

c)              The table below shows the variation in property, plant and equipment from January 1 to December 31, 2015:

		Consolidated (unaudited)
	Reservoir, dams and water mains	Buildings - constructions and improvements	Machinery and equipment	Vehicles	Furniture and fixtures	Environmental costs	Land	Construction in progress	Total

Balance as at 12/31/2014	1,389,930	2,003,432	2,438,321	723	876	134,646	—	13,775,978	19,743,906
Inflows	—	—	11,827	871	1,440	—	—	1,779,916	1,794,054
Transfers	2,242,659	2,086,718	4,015,403	355	—	(32,982)	4,830	(8,316,983)	—
Write-offs	—	—	(1,120)	(83)	—	—	—	(14,941)	(16,144)
Adjustment	—	—	—	—	—	—	—	4,519	4,519
Depreciation	(102,629)	(126,918)	(204,635)	(312)	(121)	(3,441)	—	—	(438,056)
Balance as at 12/31/2015	3,529,960	3,963,232	6,259,796	1,554	2,195	98,223	4,830	7,228,489	21,088,279

	Reservoir, dams and water mains	Buildings - constructions and improvements	Machinery and equipment	Vehicles	Furniture and fixtures	Environmental costs	Construction in progress	Total
Balance as at 12/31/2013	76.576	126.257	217.205	477		210.554	16.574.025	17.205.094
Inflows	—	14	5.051	356	896	—	2.710.166	2.716.483
Transfers	1.338.227	1.912.946	2.272.961	—	—	—	(5.524.134)	—
Write-offs	—	—	(6.598)	—	—	(66.632)	—	(73.230)
Inflation adjustment	—	—	—	—	—	—	15.921	15.921
Depreciation	(24.873)	(35.785)	(50.298)	(110)	(20)	(9.276)	—	(120.362)
Balance as at 12/31/2014	1.389.930	2.003.432	2.438.321	723	876	134.646	13.775.978	19.743.906

c)              Depreciation rates and estimated useful life

	Depreciation (% p.a.)	Average useful life (years)

Reservoir, dams and water mains	3.45	29
Buildings - constructions and improvements	3.45	29
Machinery and equipment (other)	3.57	28
Furniture and fixtures	6.25	16
Company cars	14.29	7

The subsidiary uses the depreciation rates determined by ANEEL, limited to the concession term.

d)             Recoverable value of long-term assets

The Company estimated the recoverable value of long-term assets based on the present value of the estimated future cash flow, in reliance upon future trends in the power sector, both external sources of information such as historical data, and based on the Company’s operating income and loss and projections up to the end of concession as follows:

d.1.                 Organic growth compatible with historical data and growth projections of the Brazilian economy;

d.2.                 Discount rate

The discount rate was calculated based on the WACC (Weighted Average Cost of Capital) method, considering average benchmarks available in the market.

As a result of changes in the macroeconomic scenario in the period, the discount rate was reviewed, and posted a growth by 0.46%, from 8.85% (December 31, 2015) to 9.31% (December 31, 2016).

d.3.                 Accounting for impairment

The analysis prepared by the Company determined the need to recognize an impairment charge in the amount of R$225,018 in December 2016, resulting in a corresponding decrease of property, plant and equipment, as a balancing item to the amount recorded in “Costs of power sold”.

The Company continues to monitor the estimates and risks associated with the determination of the recoverable value of the Jirau plant and, to the extent that new negotiations, new studies or new information are consummated and require changes in the Company’s business plans, they will be updated to reflect such changes.

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

Accordingly, the Company recorded at present value the abovementioned costs in its intangible assets (those arising from the operating stage) and in property, plant and equipment (those arising from the implementation stage), as a balancing item to “Provision for environmental costs” in liabilities (Note 17).

After such initial recording, the liability balances are monthly adjusted, based on the rate that reflects the subsidiary’s weighted average cost of capital upon the conduction of such study.

Upon startup of operation, the adjustment for inflation of liabilities is recorded as follows:

(i)                 As a balancing item to profit or loss, in “Finance cost”, based on the percentage rate of machinery in operation in the period.

(ii)              As a balancing item to intangible assets, based on the percentage rate of machinery under implementation.

Variation in intangible assets from January 1 to December 31, 2016 is as follows:

	Consolidated (unaudited)
	UBP	Software	Operating license	Total

Balance as at 12/31/2015	107,009	7,000	483,270	597,279
Additions	—	2,574	17,197	19,771
Write-offs	—	(921)	(166)	(1,087)
Inflation Adjustment	—	—	4,639	4,639
Amortization	(3,868)	(2,473)	(15,038)	(21,379)
Balance as at 12/31/2016	103,141	6,180	489,902	599,223

Variation in intangible assets from January 1 to December 31, 2015 is as follows:

	Consolidated (unaudited)
	UBP	Software	Operating license	Total

Balance as at 12/31/2014	110,877	4,523	479,438	594,838
Additions	—	3,343	—	3,343
Write-offs	—	(72)	—	(72)
Inflation Adjustment	—	—	13,907	13,907
Amortization	(3,868)	(794)	(10,075)	(14,737)
Balance as at 12/31/2015	107,009	7,000	483,270	597,279

Amortization rates and contractual term

UBP costs are amortized over the concession term, which began in September 2013, the month of startup of operation of the first machinery up to 2043, end of the concession term.

LO costs are amortized proportionally to the number of machinery in operation based on rates compatible with the concession term. Software costs are amortized at the rate of 20% p.a.

14.           SUPPLIERS

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Current
Materials and services	23,666	37,544
Related parties (note 28.4)	8,180	1,066
Transmission companies	6,309	61,237
Unbilled materials and services	—	8,080
Trade payables (current)	38,155	107,927

Noncurrent
Contractual retentions	26,788	25,929
Trade payables (noncurrent)	26,788	25,929

15.           FINANCING

		Annual		Consolidated
	Currency	charges	Maturity	12/31/2016	12/31/2015
				(unaudited)	(unaudited)

BNDES	R$	TJLP+2.25%	January/2035	5,640,015	5,665,961
Banco do Brasil	R$	TJLP+2.65%	January/2035	1,607,236	1,613,231
Caixa Econômica Federal	R$	TJLP+2.65%	January/2035	1,607,568	1,613,231
Bradesco BBI	R$	TJLP+2.65%	January/2035	1,157,454	1,161,535
Itaú BBA	R$	TJLP+2.65%	January/2035	1,084,706	1,088,928
Banco do Nordeste do Brasil	R$	TJLP+2.65%	January/2035	237,483	239,897
Subtotal				11,334,462	11,382,783
Borrowing costs				(89,494)	(82,926)
Total				11,244,968	11,299,857

Principal and charges				345,099	306,017
(-) Borrowing costs				(4,910)	(4,604)
Total current				340,189	301,413

Principal and charges				10,989,363	11,076,766
(-) Borrowing costs				(84,584)	(78,322)
Total noncurrent				10,904,779	10,998,444

Total current and noncurrent				11,244,968	11,299,857

On June 29, 2009, the subsidiary entered into a financing agreement with the BNDES, in the amount of R$7,220,000.

On September 14, 2012, the subsidiary entered into the supplementary credit agreement to support investments for the expansion of UHE Jirau and other covenants, in the amount of R$2,325,000, totaling R$9,545,000 as financing.

Financing is divided in two tranches:

•             Direct financing with BNDES, in the amount of R$4,797,500; and

•             Financing as onlending, through a pool of banks, comprised of Banco do Brasil, Caixa Econômica Federal, Banco do Nordeste do Brasil, Bradesco and Itaú BBA, in the amount of R$4,747,500.

Collaterals offered are:

•             Subsidiary’s pledged shares: the Company carries out a first-priority pledge of all subsidiary’s shares, both current and future, as well as its rights, on behalf of lenders;

•             Collateral assignment of rights arising from the concession and receivables: the subsidiary itself assigns these rights on behalf of lenders;

•             Pledge of dividends and interest on capital: the shareholder Engie Brasil Participações Ltda. (formerly GDF Suez Energy Latin America Participações Ltda.), pledges on, second-priority basis, the total dividends and interest on capital, both current and future, arising from its equity interest in Engie Brasil Energia S.A. (formerly Tractebel Energia S.A.). Such collateral will expire upon full settlement of the financing.

•             Collateral assignment of project agreements and performance bonds: the subsidiary itself assigns material project agreements of UHE Jirau, as well as related performance bonds, to lenders.

•             Collateral assignment of rights arising from the support agreement and supporting deficit account: the Company assigns the receivables arising from its ownership arising from the shareholders’ support agreement. This agreement determines that the Company’s shareholders shall contribute to such company, upon subscription and payment of capital, funds in the case of occurrence of events that may give rise to fund insufficiency for implementation of Jirau Project.

Shareholders Engie Brasil Participações Ltda., Companhia Hidro Elétrica do São Francisco (Chesf), Eletrosul Centrais Elétricas S.A. (Eletrosul) and Mizha Energia Participações S.A. (Mitsui Group) are held liable, until the end of settlement of the obligations to lenders, proportionally to their equity interests, for the full performance thereof.

On November 21, 2014, pursuant to addendum 5 to the credit facility agreement for financing through onlending of funds from BNDES 21/00398X, the subsidiary received authorization to establish a debt service reserve account through the bank letter of guarantee and/or deposit in financial resources.

On August 14, 2015, BNDES, through letter 248/2015 - BNDES AIE/DEENE and, on September 25, 2015, the other onlending banks approved the postponement for the full compliance in cash of the debt service reserve account from August 15, 2015 to October 15, 2015. Consequently, on October 15, 2015, through letter 308/2015 - BNDES AIE/DEENE, BNDES and other onlending banks have again approved the change in the date of satisfaction of the debt service reserve account from October 15, 2015 to August 15, 2016. Beginning November 15, 2015 up to July 15, 2016, the subsidiary is required to deposit in the reserve account, on a monthly basis, the minimum amount of R$20,000.

On June 15, 2016, BNDES, through letter 180/2016 - BNDES AIE/DEENE, and on June 29, 2016, the other onlending banks, approved the postponement for full compliance in cash of the debt service reserve account, from August 15, 2016 to August 15, 2017, and the discharge of the obligation to deposit in the reserve account, on a monthly basis, the minimum amount of R$20,000.

Accordingly, as at December 31, 2016, the subsidiary has a pledge, in the amount of R$192,060, issued by Banco Safra S.A. (R$64,020), Itaú Unibanco S.A. (R$64,020) and Banco Votorantim S.A. (R$64,020), and additional pledge of R$99,899 (R$61,621 as at December 31, 2015), invested in federal bonds (LFTs), yielding interest of 100.15% of the daily Selic rate, on average.  Such investment corresponds to 35% of the total breakdown between the letter of guarantee and reserve account. Note that this amount is classified as “Marketable Securities — reserve account” (Note 9).

The financing agreement also set forth that, if the subsidiary fails to sell its power allocated to the ACL, the ESBR’s shareholders would acquire such power proportionally to their interests in the ESBR’s capital at a given price agreed upon among the parties, which fact was consummated; the power sale agreements (allocated to the ACL) entered into with shareholders Engie Brasil Participações Ltda. (formerly GDF Suez — through Companhia Geramamoré Participações e Comercializadora de Energia Ltda.), Eletrosul Centrais Elétricas S.A. and Companhia Hidro Elétrica do São Francisco - Chesf are effective. The other shareholder, Mizha Energia Participações S.A. (Mitsui Group) did not enter into any power purchase agreement (allocated to the ACL), and its portion was acquired by Engie Brasil Participações Ltda. The amounts receivable and revenue recognized relating to such transactions are described in Note 28.2.

Pursuant to the abovementioned agreement, the subsidiary must maintain a capitalization ratio (equity/total assets) equal to or above 20% through December 31, 2016 and equal to or above 25% in the subsequent period. As at December 31, 2016, the subsidiary has a capitalization ratio (equity/total assets) of 35.15% (28.9% as at December 31, 2016).

During the financing repayment period, the subsidiary must maintain the Debt Service Coverage Ratio (DSCR) of at least 1.2, pursuant to clause 15 of the aforementioned agreement. Such ratio is calculated based on the Earnings Before Interest, Taxes, Depreciation and Amortization - EBITDA/Debt Service ratio (repayment of principal + interest payment), based on information reported in the financial statements audited by firms registered with the Brazilian Securities and Exchange Commission (CVM), on annual basis. Accordingly, such ratio was above 1.2 in the year ended December 31, 2016.

Releases in 2016

The thirteen release of funds within the context of financing agreement 12.2.0798.1 and upon onlending 21/00794-2 (supplementary financing agreement), which amount was withdrawn in February 2016, was allocated to tranche H, totaling R$20,000.

The variation in financing between January 1 and December 31, 2016 is as follows:

	Consolidated (unaudited)
	Current	Noncurrent	Total

Balance as at 12/31/2015	301,413	10,998,444	11,299,857
Inflows	—	20,000	20,000
Transfers	1,192,724	(1,192,724)	—
Payment (interest)	(885,899)	—	(885,899)
Payment (principal)	(267,151)	—	(267,151)
Interest in profit or loss	—	948,357	948,357
Capitalized interest	—	135,555	135,555
Commissions	(898)	(4,853)	(5,751)
Balance as at 12/31/2016	340,189	10,904,779	11,244,968

The variation in financing from January 1 to December 31, 2015 was as follows:

	Consolidated (unaudited)
	Current	Noncurrent	Total

Balance as at 12/31/2014	308,607	11,016,142	11,324,749
Inflows	—	160,000	160,000
Transfers	1,129,704	(1,129,704)	—
Payment (interest)	(892,421)	—	(892,421)
Payment (principal)	(244,491)	—	(244,491)
Interest in profit or loss	—	587,919	587,919
Capitalized interest	—	363,907	363,907
Commissions	14	180	194
Balance as at 12/31/2015	301,413	10,998,444	11,299,857

Below is the financing repayment schedule as at December 31, 2016, including borrowing costs:

2017	345,096
2018	329,737
2019	363,851
2020	394,438
2021	427,601
2022-2035	9,473,739
Subtotal	11,334,462
Borrowing costs	(89,494)
Total	11,244,968

16.           TAXES PAYABLE

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)

ISSQN - Tax assessment (*)	16,822	16,117
Related taxes	2,190	2,435
ISSQN	701	—
State VAT (ICMS)	147	131
Current income tax and social contribution	—	187
Total	19,860	18,870

(*)             On April 24, 2014, the subsidiary received the Tax Assessment Notice 005211 informing about the collection of ISSQN tax credit, in the amount of R$14,941 which, as adjusted as at December 31, 2016, totals R$16,822, based on an alleged inappropriate reduction of the tax base, from April to December 2009, relating to agreements entered into with BS Construtora, Embrace, Fundsolo, GL Transporte Terraplanagem e Construção, Setenge e W. Kucharski. The tax assessment notice was issued based on the allegation that the invoices issued by the civil construction service providers related to the materials used in the construction were not provided. The subsidiary filed its defense, at administrative level, challenging the validity of the tax assessment notice and the disproportionate amount of the fine applied on May 23, 2014. On July 13, 2015, the voluntary appeal was filed by the subsidiary with the Board of Tax Appeals of the Municipality of Porto Velho. The case records were provided to the subsidiary, by the Board of Tax Appeals of the Municipality of Porto Velho, on October 13, 2016. Accordingly, the case records will be fully analyzed for purposes of preparation of the final allegations. The next step will be the inclusion of the lawsuit under discussion for judgment of the appeal. Considering that BS Construtora filed for bankruptcy, the subsidiary, on a conservative basis, considered as necessary to recognize a provision for such contingency. The subsidiary is adjusting the amount of the tax assessment notice by applying interest of 1% per month on the principal.

17.           REGULATORY AND SECTOR CHARGES

	Consolidated
Description	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Delayed costs (a)	527,610	—
Concessionaires and assignees (b)	94,625	304,675
EUST — power plant (c)	71,060	63,768
Use of water resources (CFURH) (d)	6,149	7,994
ANEEL Inspection Fee (TFSEE) (e)	750	—
GSF (Generating Scaling Factor) (f)	—	374,478
Total	700,194	750,915

(a)                 Delayed costs — Refer to amounts related to the plant construction that have already been contracted and will be disbursed; accordingly, these costs were accrued in liabilities as a counterpart to property, plant and equipment.

(b)                 Concessionaires and assignees — Amount related to the balance of power monthly determined by CCEE.

(c)                  Refers to the provision for the EUST of the plant, based on the Transmission System Use Agreement entered into with ONS to use the basic grid transmission facilities. Resolution 267/07 established the methodology and guidelines for the adoption of fixed tariffs over the first ten years of operation by the plants participating in the new power auctions.

Resolution 559/13 determined that, at the end of the first ten years of fixed tariffs, the Transmission System Use Tariff (TUST) will be calculated as the TUST average amount projected for the next ten years, including the information on the basic grid expansion in the ten-year plan for the current year. The new tariff will be effective for the next ten tariff cycles.

(d)                 The Water Resource Use Financial Compensation (CFRH) was introduced by Law 7990, of December 28, 1989 and amended by Law 13360, of November 17, 2016, and refers to a percentage paid by the power generation concessionaires for the use of the water resources for power generation purposes. ANEEL manages the collection and distribution of the resources among the beneficiaries. The CFRH is 7% on the amount of the power produced, payable by the holder of the concession or authorization for the use of the water resources to the states, Federal District and municipalities where the power production facilities are located, or whose areas were taken by the water of the respective reservoirs, and direct federal administration bodies.

(e)                  The ANEEL Inspection Fee (TFSEE) is the annual rate established by ANEEL (Decree 2410/97) equivalent to 0.4% of the economic benefit accrued by the company in the development of power services and facilities. The TFSE is calculated according to the following formula: TFSEE = 0.4% x PInstx (annual average of installed capacity - in KW and BE (economic benefit  for independent producers which, in 2016, was R$645.01/installed KW). The amount is divided in twelve installments and paid on a monthly basis up to the 15th day of the subsequent month to the National Treasury.

(f)                   GSF - Generating scaling factor:

The GSF represents an index that expresses the ratio between the sum of the total power produced by the hydroelectric power plans comprising the Power Relocation Mechanism (MRE) and the sum of the physical guarantees of the plants. Between 2005 and 2012, the annual GSF of the MRE remained on average above 100%, not encumbering the hydroelectric power generation companies. Beginning 2013, this scenario was reversed, and seriously aggravated in 2014, when the average GSF was 91%. In 2015, GSF was 85%. The GSF below 100% imposes on the generation companies an adjustment to the physical guarantee within the scope of the MRE. The allocated power was significantly below the amount of the power sales agreements, resulting in negative power balance sheets in the CCEE accounting. These balance sheets were aggravated by the spot prices significantly above the sales prices of the bilateral sales agreements.

The generation companies of the MRE sought a way to be reimbursed for such losses, firstly through administrative method and, subsequently, through legal method.

On July 1, 2015, Court Ruling 2015-A (“Injunction”) was handed down so that ANEEL, until the judgment of the lawsuit referred to above, abstain from applying the GSF factor on the Physical Guarantee of the companies represented by the Brazilian Association of Independent Electric Power Producers (APINE), including ESBR, for purposes of recording within the scope of the CCEE. The injunction remained valid from May 2015 to December 2015.

The various injunctions resulted in the discontinuance of the short-term market. Law 13203/2015 introduced a proposal for the renegotiation of the hydrological risk, both at the ACR and ACL, for all hydraulic generation companies in the MRE. Such law was regulated by Regulatory Instruction 684/2015, which introduced 25 renegotiation options at the ACR and 1 option at the ACL.

The generation companies that joined the renegotiation should withdraw the ongoing lawsuits (abovementioned injunctions) and pay the risk premium agreed under the GSF reimbursed in 2015.

On January 15, 2016, the subsidiary submitted the hydrological risk renegotiation proposals to Aneel, one for CCEARs A-5/2008 and another for CCEARs A-3/2011.

On March 29, 2016, ANEEL Order 766/2016 approved the hydrological risk renegotiation of the subsidiary’s CCEARs. For CCEARs A-5/2008 and CCEARs A-3/2011, the renegotiated products were SP92 and SP090, respectively.

On March 30, 2016, the subsidiary requested the withdrawal of the lawsuit that protected it from having its physical guarantee reduced based on the GSF factor. Accordingly, CCEE recorded in January 2016 all monthly GSF liability costs, totaling R$385,509 (principal). ANEEL authorized (Order 758/2016) the possibility of payment of such costs in up to six installments.

Beginning April (CCEE settlement in January), the subsidiary paid the costs in six installments.

In August 2016, ANEEL Order 2088/2016 authorized the generation companies holding renegotiated GSF debts to implement a new installment payment plan, for the still outstanding amounts, in up to five additional installments, subject to the IGP-M rate plus interest of 1.1% per month, payable through December 31, 2016, date in which the total amount due was settlement by the Company.

18.           PUBLIC ASSET USE PAYABLE (“UBP”)

Upon startup of operation of the first generation unit, the subsidiary is required to reimburse the Federal Government for the UBP in the annual adjusted amount of R$13,574 (R$12,484 as at December 31, 2015), paid in 12 monthly installments of R$1,131, annually adjusted in August based on the IPCA fluctuation. The costs on UBP will be due up to the end of the concession arrangement of HPP Jirau, on August 12, 2043.

The variation in the UBP balance from January 1 to December 31, 2016 was as follows:

	Consolidated (unaudited)
	Current	Noncurrent	Total

Balance as at 12/31/2015	12,484	112,034	124,518
Inflation Adjustment	—	18,088	18,088
Transfers	13,938	(13,938)	—
Repayment of principal	(12,848)	—	(12,848)
Balance as at 12/31/2016	13,574	116,184	129,758

The variation in the UBP balance from January 1 to December 31, 2015 was as follows:

	Consolidated (unaudited)
	Current	Noncurrent	Total

Balance as at 12/31/2014	10,757	109,674	120,431
Inflation Adjustment	—	15,845	15,845
Transfers	13,485	(13,485)	—
Repayment of principal	(11,758)	—	(11,758)
Balance as at 12/31/2015	12,484	112,034	124,518

19.           PROVISION FOR ENVIRONMENTAL COSTS

In order to satisfy the provisions set forth in OCPC 05, the Companyaccounted for at present value the costs on environmental programs; the amounts were recorded in property, plant and equipment (those arising from the implementation stage) and in intangible assets (those arising from the operating stage) and their balancing items are recorded in liabilities.

Upon startup of activities, the adjustment to the provision for environmental costs is recognized in liabilities, in addition to the write-off of installments paid, based on the rate used to calculate present value adopted to account for the provision.

The variation in the use of the provision for environmental costs from January 1 to December 31, 2016 was as follows:

	Consolidated (unaudited)
	Current	Noncurrent	Total

Balance as at 12/31/2015	125,951	451,584	577,535
Inflation Adjustment	—	49,863	49,863
Transfers	51,512	(51,512)	—
Repayment of principal	(57,127)	—	(57,127)
Environmental provision adjustments	(31,130)	62,499	31,369
Balance as at 12/31/2016	89,206	512,434	601,640

The provision for environmental costs was adjusted based on the annual environmental program amounts, from 2017 to 2043.

The variation in the use of the provision for environmental costs from January 1 to December 31, 2015 was as follows:

	Consolidated (unaudited)
	Current	Noncurrent	Total

Balance as at 12/31/2014	107,403	476,519	583,922
Inflation Adjustment	—	47,445	47,445
Transfers	72,380	(72,380)	—
Repayment of principal	(53,832)	—	(53,832)
Balance as at 12/31/2015	125,951	451,584	577,535

20.           PROVISION FOR CONTINGENCIES

		Consolidated
	Note	12/31/2016	12/31/2015
		(unaudited)	(unaudited)
Current
Labor	20.1.1	3,839	1,977
Civil		227	—
Total current		4,066	1,977

Noncurrent:
Tax - ICMS	20.1.2	742,862	769,551
Civil	20.1.3	471,478
Liability exclusion	20.1.4	—	2,555,291
Provision for EUST	20.1.4	—	414,701
Total noncurrent		1,214,340	3,739,543
Total		1,218,406	3,741,520

Below is the variation in the provision for litigation from January 1 to December 31, 2016:

	Consolidated (unaudited)
	Tax	Labor	Liability exclusion	Provision for EUST	Civil	Total

Balance as at 12/31/2015	769,551	1,977	2,555,291	414,701	—	3,741,520
Recognitions	22,744	3,006	—	—	471,705	497,455
Reversals	(123,561)	(1,252)	(2,555,291)	(414,701)	—	(3,094,805)
Inflation adjustment	74,128	108	—	—	—	74,236
Balance as at 12/31/2016	742,862	3,839	—	—	471,705	1,218,406

Below is the variation in the provision for risks from January 1 to December 31, 2015:

	Consolidated
	Tax	Labor	Liability exclusion	Provision for EUST	Total

Balance as at 12/31/2014	556,219	3,721	1,933,330	138,964	2,632,234
Recognitions	113,303	1,901	362,481	248,857	726,542
Payments	(864)	—	—	—	(864)
Reversals	—	(3,703)	—	—	(3,703)
Inflation adjustment	100,893	58	259,480	26,880	387,311
Balance as at 12/31/2015	769,551	1,977	2,555,291	414,701	3,741,520

22.1.                              Lawsuits recognized

22.1.1.                    Labor claims

These claims are recognized based on the Company’s best estimates when there is a present obligation (legal or constructive) resulting from past events, when it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made . As at December 31, 2016, the amount recognized is R$3,839 (R$1,977 as at December 31, 2015). The main claims under the labor lawsuits involve: overtime, salary difference, pain and suffering and property damages.

The subsidiary adjusted the labor lawsuits based on the Reference Rate (TR).

22.1.2.                    State VAT (ICMS)

In accordance with Article 6 of the Rondônia State Decree 8321/1998, supported by Arrangement 55/93 (not subsequently renewed), those operations listed in Exhibit I thereto would be exempt from ICMS. Article 74 of such Exhibit establishes that the import and interstate receipt of new goods having no similar locally-made counterparts in Rondônia State and intended to be part of a manufacturing unit’s property, plant and equipment are exempt from ICMS.

In accordance with article 74 of Exhibit I, the subsidiary claimed the exemption of the ICMS rate differential levied on the purchase of domestic equipment as well as exemption from ICMS on the purchase of imported pieces of equipment.

On April 26, 2011, the Rondônia State issued Decree 15858, which annulled item 74, table 1, of Exhibit 1 to Decree 8321/1998 on a retrospective basis, since no ICMS Agreement had been approved at the National Council of Finance Policy (CONFAZ) level that would permit the granting of such tax benefit.

However, such decree was fully judged as unconstitutional by the Court of Justice of the State of Rondônia, in a Direct Unconstitutionality Action brought by the Industry Association of the State of Rondônia on April 7, 2014. The Court determineted the unconstitutionality of all provisions set out in Decree 15858/11, consequently recovering the benefit set out in item 74 of table 1 of the Exhibit 1 to Decree 8321/98. On October 28, 2014, the last appeal filed by the State of Rondônia was denied, ultimately upholding the decision handed down on April 7, 2014. Such decision was made final and unappealable and the lawsuit was dismissed.

Concurrently with the abovementioned lawsuit, and due to the uncertainty caused by the inconsistency of the applicable regulatory standards, on September 27, 2012, the subsidiary filed a Declaratory Action, with a plea for injunction, so as to obtain the confirmation of application of the ICMS exemption benefit set forth in item 74 of table 1 of the Exhibit I to Decree 8321/98.

On July 23, 2013, the Advanced Relief was approved (subsequently ratified on January 8, 2014), so as to suspend the collection of the ICMS-related tax credit calculated in a period prior to April 27, 2011, arising from the annulment of the exemption of property, plant and equipment items without any similar locally-made counterpart in the State, while the injunction granted within the scope of ADI 0009603-94.2012.8.22.0000 remained valid (brought by FIERO).

Notwithstanding the history of favorable decisions in summary cognizance and in the merit with respect to the ADI brought by FIERO, on August 6, 2014, a decision determining the invalidity of the Declaratory Action brought by the subsidiary was published based on the allegation that the decree of the executive branch that grants the ICMS exemption cannot be considered as the legal instrument for such granting, since the exemption could only be created through a law and supported by an agreement with CONFAZ.

In light of such decision, the subsidiary filed an appeal, which was fully received with double effect, alleging among others: (i) the contradictory behavior of the State and impossibility of the State benefiting from the challenge of an act issued by itself and applied to the case in caption with respect to the subsidiary; and (ii) need to balance the effects of the recognition of unconstitutionality in light of the good faith and the principle of legal relief, defending that the Decree’s recognized illegality must be effective as from the date it is declared within the legal scope. The decision handed down on August 6, 2014 is currently suspended and pending decision with respect to the appeal in caption.

On May 10, 2016, the State of Rondônia protested the Executable Tax Instruments (“CDAs”) in the amount of R$429,130. The subsidiary obtained, on May 13, 2016, the decision that granted the advanced relief to stay the protest effects.

Similarly, on June 8, 2016, the State of Rondônia protested again one more CDA, in the amount of R$119,042. The subsidiary obtained, on June 10, 2016, the decision that suspend the protest effects.

The State of Rondônia filed three tax lawsuits, in the amount of R$72,235.14, R$29,628,475.78, and R$104,953, respectivelly. Accordingly, the subsidiary filed the plea of pre-execution and obtained the authorization to halt the lawsuits until the final decision on the related annulment actions.

On October 25, 2016, the abovementioned appeal, which accepted ESBR’s preliminary issue related to the provision that, under the terms of article 97, of the Federal Constitution, the declaration of unconstitutionality of Decree 10663/2003 must be made by the special court body upon the vote of the absolute majority of its members.

According to such decision, the lower courts had no authority to declare through a court ruling the unconstitutionality of such Decree, which matter must be distributed to the Special Court of Justice of the State of Rondônia in light of the principle of full bench, which will analyze the matter in conjunction with the Direct Unconstitutionality Action 0801985-26.2016.8.22.0000 filed by the Attorney General Office of the State of Rondônia, whose scope is the discussion of the constitutionality of Decree 10663/2003.

On November 1, 2016, the interlocutory appeals filed by the State of Rondônia against the court rulings that temporarily suspended the tax credits and  the protests were not accepted.

In November 7, the 1st Court of the Treasury Department of Porto Velho handed down a decision and annulled tax assessment .

The subsidiary recognition for the ICMS in line item “Provision for tax risks”, totaling R$742,862 as at December 31, 2016 (R$769,551 as at December 31, 2015), of which R$526,727 relates to the tax rate difference (DIFAL) and R$216,135 to the ICMS on imports.

20.1.3.                    Civil

The amount accrued in this item refers to two ongoing arbitration proceedings before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce and the International Court of Arbitration of the International Chamber of Commerce, which lawsuits are confidential, in accordance with the related Regulations. The amount previously designated as contingency was changed based on the unfavorable decision against the subsidiary handed down in connection with one of the abovementioned arbitration proceedings.

20.1.4.                    Liability exclusion and provision for EUST

After becoming the winner of the Auction 05/2008, the subsidiary agreed to enable and perform all civil works aiming at the construction of HPP Jirau and its subsequent operation. For this reason, the concession agreement entered into by the subsidiary established a schedule for the completion of construction works and beginning of operation for each of the generation units of HPP Jirau.

However, during the construction, a series of force majeure events not attributable to the subsidiary since they are unavoidable, unpredictable or undeterminable at the time of the tariff proposal and planning of performance of construction works and preliminary schedules affected the progress of construction of HPP Jirau, making the contractual preset dates for beginning of power generation and subsequent supply under the agreements entered into by it not to be met.

Accordingly, on February 1st, 2013, the subsidiary filed the administrative proceeding with ANEEL to exclude its liability for the delays arising from unexpected and force majeure events.

The analysis of the “liability exclusion” was also submitted to the judiciary branch and, on September 16, 2013, the subsidiary filed the Precautionary Action for Advanced Production of Evidence against ANEEL under # 9500-90.2013.4.01.4100 (“Precautionary Action”), which scope was, in limine, to produce technical evidence, as well as impose on ANEEL the negative covenant, comprising the non-application of the penalties against the subsidiary for the delay in the power generation, and request ANEEL, as the ultimate regulatory body in the power market, to impose on CCEE the waiver related to the recognition of power volumes according to the work schedule of HPP Jirau, which injunction was accepted on September 18, 2013 to authorize the advanced production of evidence and annul the application of penalties on the subsidiary, as well as suspend the recognition of the power volumes based on the concession arrangement schedule.

Subsequently, on October 16, 2013, the subsidiary filed an Ordinary Action against ANEEL under # 0010426-71.2013.4.01.4100, in order to suspend the penalties applied by the defendant by virtue of the delay in the schedule of implementation of HPP Jirau, a preliminary injunction being handed down and determining that ANEEL should be discharged from applying penalties on the subsidiary and suspending the recognition of the power volumes related to the plant implementation schedule.

After such events, the lawsuits followed their normal course, upon performance of an inspection determined by the courts and preparation of the respective report, which supported, on May 13, 2015, the decision handed down within the scope of the Ordinary Action that confirmed the injunctions effective since 2013, judging as valid the claims filed by the subsidiary upon recognition of 535 days of delay as a result of the liability exclusion events.

Subsequently, on August 19, 2015, a decision was handed down within the scope of the Ordinary Action, whereby the judge analyzed the subsidiary’s allegations related to the noncompliance with ANEEL’s decision and stressed the decision handed down by the lower courts, clarifying the base schedule for the counting of the 535 days of liability exclusion determined by the experts.

Subsequently, from September 2015 to November 2016, even though the subsidiary faced several challenges against the decision handed down by the lower courts, by virtue of the suspension of the decision and Writ of Security, the decision handed down by the lower courts was upheld, which was partially favorable to the subsidiary and which decision, although not fully granting the financial benefits of the lower-court decision, has upheld the suspension of any penalties and losses arising from the delays on the subsidiary, including the purchase of backup power, confirming a scenario which the Company has no obligation to settle and any asset to recognize in its financial statements (no financial impact scenaio).

In this scenario, the following ongoing lawsuits are highlighted:

(a) Suspension of decision - ANEEL

On September 10, 2015, ANEEL requested to the TRF1 Presiding Judge the Suspension of Enforcement of the lower-court Decision on the primary lawsuit, registered under # 0050083-30.2015.4.01.0000-RO (“Decision Suspension”), as set forth in article 4 of Law 8437/1992.

On November 30, 2015, the TRF1 Presiding Judge, within the scope of such Decision Suspension, has handed down a decision, whereby he partially accepted ANEEL’s request to stay the decision handed down on August 19, 2015 related to the effects of “past delivery of power already delivered, billed and paid, without prejudice, however, to uphold the effects of the decisions related to the consequences attributed to the subsidiary for the delay in the schedule arising from the liability exclusion events, taking into consideration the official schedule rather than the internal schedule.” Such decision which, on that occasion, would still be subject to review by interlocutory appeal, permitted consider the no financial impact scenario  which is maintained up to the date hereof, despite of the legal developments in 2015 and 2016.

Finally and more recently on June 30, 2016, by unanimous decision, the TRF1 Special Body, after resolution on the interlocutory appeal filed by ANEEL, has maintained the no financial impact scenario in the final analysis of the matter, in the case records relating to the suspension of the decision.

Subsequently, the subsidiary, in order to obtain clarifications on some issues in the decision handed down, has filed a motion for clarication concurrently with the progress of the other lawsuits on the matter and decisions handed down by the judiciary branch, which show a clear favorable and probable position in relation to the maintenance of the no financial impact scenario. On November 16, 2016, the subsidiary’s legal counsel withdrew such appeal. This legal act is significant since it contributes to the handing down of a final and unappealable decision, taking into consideration that there is no additional procedural act to be adopted before the TRF1 related to the suspension of the decision.

(b) Suspension of decision – Distribution companies

In relation to the suspension of decision filed by the distribution companies (0050380-37.2015.4.01.0000), upon unanimous vote, the Special Court of the TRF 1st Region, on September 1, 2016, has rejected the appeal filed by the distribution companies against the decision handed down by the Presiding Judge of the Special Court and, accordingly, the maintenance and stability of the no financial impact scenario were again recognized in more than one claim.

In October  2016, a final and unappealable decision was handed down in relation to such claim.

(c) Writ of Security - ABRADEE

The Writ of Security filed by ABRADEE was analyzed on November 24, 2015, which, upon unanimous vote, accepted the Interlocutory Appeal filed by Energia Sustentável do Brasil acknowledging the lack of interest of ABRADEE in the claim, besides not acknowledging the Writ of Security as the proper instrument for the suspension of the advanced relief obtained by the subsidiary against the regulatory agency. Finally, the Writ of Security was extinguished, without resolution of the merits. Currently, the subsidiary is waiting for and monitoring the distribution of the case records by the TRF1 to the STJ for analysis on the acceptance of the Ordinary Appeal filed by ABRADEE, on May 16, 2016.

Accordingly, as verified in 2015 and 2016, several legal strategies were adopted to reverse the no financial impact scenario effect granted on November 30, 2015, within the context of the ongoing lawsuits, however without any success.

In addition, in the primary lawsuit, on August 29, 2016, the 6th Panel of the TRF 1st Region confirmed that ANEEL has not filed any appeal against the decision that ratified the filing of appeal without staying the decision effects (Interlocutory Appeal 0050761-45.2015.4.01.0000). The fact is significant as ANEEL sought to stay all effects from the decision handed down by the 5th Federal Court of Porto Velho, thus remaining for analysis solely the analysis by the appellate courts of the appeal filed by ANEEL without further discussion.

Accordingly, based on the abovementioned facts, mainly the sum of the events in 2016, we noted a change in the legal scenario of the lawsuits in question, in the sense of strengthening the no financial impact scenario and considering as no longer probable the financial disbursements within such scope.

Accordingly, in light of all events occurred in 2016, as described above, which, taken as a whole, characterize the development of a new scenario of the ongoing lawsuits and also based on the opinions issued by the subsidiary’s legal counsel, which  assessed that because of such events it is no longer probable that an outflow of resources will be required to settle the obligation, the provision amounting R$ 3,270,041 recognised in previous years in relation to the liability exclusion was reversed in 2016.

20.2.           Lawsuits classified for which no provision is recognized

	Consolidated
	Possible loss
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)

Civil, criminal and administrative	400,919	209,802
Labor	42,106	31,113
Tax	27,449	20,587
Total	470,474	261,502

Based on the opinion of the legal counsel, there are 1,090 lawsuits and administrative proceedings of civil and tax nature (81 as at December 31, 2015) which no provision was recognized, being R$400,919 related to civil, criminal and administrative lawsuits (R$209,802 as at December 31, 2015) and R$27,449 related to tax suits (R$20,587 as at December 31, 2015), totaling R$428,368 (R$230,389 as at December 31, 2015). Of this total, R$71.9 million (R$41.7 million as at December 31, 2015) is related to administrative proceedings, which also rely on a final decision-making level at the judiciary branch.

The main claims under which no provisions were recognizedare related to environmental matters.

Additionally, the amount of labor claims of R$42,106 (R$31,113 as at December 31, 2015) is also related to contingent liabilities. In the years ended December 31, 2016 and 2015, the contingency amount was adjusted based on the Reference Rate (TR) - further information, see Note 20.1.1 – Labor lawsuits.

21.           OTHER CURRENT LIABILITIES

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)

R&D *	17,943	12,304
Lease	1,477	158
Costs on environmental monitoring	—	492
Attorneys’ fees and court costs	—	8,757
Payables - banks	—	8,500
Total	19,420	30,211

(*)                       Of the total amount of R$17,943, R$16,785 refers to R&D projects, R$772 refers to the National Scientific and Technological Development Fund (F.N.D.C.T.) and R$386 refers to the Ministry of Mines and Energy (M.M.E.).

22.           ADVANCE FOR FUTURE CAPITAL INCREASE

	12/31/2016	12/31/2015
	(unaudited)	(unaudited)

Advance for future capital increase (AFCI)	1,338,000	457,000
Inflation adjustment - AFCI	—	20,691
Total	1,338,000	477,691

The Board of Directors’ Meetings approved the partial capital contribution schedules, which funds were transferred by the Company’s shareholders, as advance for future capital increase (AFAC).

From January 1 to December 31, 2016, the advances for future capital by ESBR Participações’ shareholders amounted to R$881,000, which was adjusted for inflation based on the CDI rate. The amount was reversed on September 30, 2016, after shareholders have decided that the AFACs will not be subject to interest.

The variation in the advance for future capital increase (AFCI) from January 1 to December 31, 2016 is broken down as follows:

	Consolidated (unaudited)
	12/31/2016
	Engie	Mizha	Chesf	Eletrosul	Total

Balance as at 12/31/2015	219,950	109,738	109,975	38,028	477,691
Recognitions	324,800	162,400	162,400	231,400	881,000
Inflation adjustment reversal	(9,550)	(4,538)	(4,775)	(1,828)	(20,691)
Balance as at 12/31/2016	535,200	267,600	267,600	267,600	1,338,000

The variation in the advance for future capital increase (AFCI) from January 1 to December 31, 2015 is broken down as follows:

	Consolidated (unaudited)
	12/31/2015
	Engie	Mizha	Chesf	Eletrosul	Total

Balance as at 12/31/2014	—	—	—	—	—
Recognitions	210,400	105,200	105,200	36,200	457,000
Inflation adjustment	9,550	4,538	4,775	1,828	20,691
Balance as at 12/31/2015	219,950	109,738	109,975	38,028	477,691

Such AFAC is temporarily classified in noncurrent liabilities, since the supporting documentation is being prepared.

23.           OTHER NONCURRENT LIABILITIES

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)

Leases (a)	5,564	—
Research & Development (b)	2,883	2,883
Total	8,447	2,883

(a)         Refers to two leased mobile cranes used in the plant.

(b)         The balance of Research & Development in noncurrent liabilities refers to the completion of the Project R.O.S.A — Robot for Operations in Flooded Stoplogs.

In 2016, R.O.S.A. project was approved by ANEEL.

•             ANEEL Code: PD-6631-0002/2013

•             Term: October 8, 2013 to April 8, 2015

•             Objective: development of a submarine robotic system to map and monitor the stoplog operations. Such system was designed to overcome the problems related to the insertion and removal of stoplogs, also reducing the machinery idle time due to the monitoring of the hydraulic circuit sealing and heightened occupation safety measures by enabling the reduction of the need for divers’ intervention.

•             Description: underwater robotic system, composed of sensors and operators, which will installed in the fishing beam to increase the information available in real time and permit the active intervention in the stoplog insertion and removal process during the generation unit idle time.

•             Project cost: R$2,883

•             Entities:

Proponent: Energia Sustentável do Brasil

Developer: Universidade Federal do Rio de Janeiro — UFRJ/ Fundação COPPETEC/ Laboratório de Controle e Automação, Engenharia de Aplicação e Desenvolvimento — LEAD.

24.           EQUITY

24.1.           Capital

The Company is authorized to increase its capital by up to R$12,000,000, regardless of any amendment to the bylaws, based on a Board of Directors’ resolution. The Company’s subscribed and pain-in capital amounts to R$9,131,710, comprised of 9,131,710,000 book-entry common shares, without par value (R$9,131,711, represented by 9,131,711,000 common shares as at December 31, 2015).

ESBR Participações S.A.’s equity interest is held as follows:

Equity interest (%)

Engie Brasil Participações Ltda.	40.0
Mizha Energia Participações S.A.	20.0
Eletrosul Centrais Elétricas S.A.	20.0
Companhia Hidro Elétrica do São Francisco - Chesf	20.0
Total	100.0

24.2.          Shareholders’ commitments

According to the obligations set forth in clause five of the Company’s Shareholders’ Agreement, the shareholders agree, proportionally to their equity interest, to subscribe and pay the capital according to the Capital Contribution Schedule.

In the event any shareholder fails to contribute to the Company the subscribed capital, the other shareholders, after five business days from such noncompliance, will be entitled to, proportionally to their equity interest (excluding the defaulting shareholder’s equity interest): (i) contribute such portion of the capital; (ii) acquire the shares already paid; and/or (iii) acquire the shares not paid.

The Company’s shareholders agree not to sell their shares, except if approved by the other shareholders.

25.           NET OPERATING REVENUE

Upon delivery of the power volume under the CCEARs, the subsidiary started to recognize operating revenue.

In addition to the revenue arising from delivery under the CCEARs, the subsidiary recorded revenue from the delivery under purchase and sale agreements entered into with related parties (Note 28.2) and from the settlement of the CCEE power surplus.

Accordingly, under CPC 30 (R1) - Revenues, the subsidiary’s reconciliation between gross and net sales revenues is as follows:

	Consolidated
	12/31/2016	12/31/2015	12/31/2014
	(unaudited)	(unaudited)

Gross operating revenue:	2,665,853	2,686,672	816,069
Power supply - ACR - power distribution companies	1,620,485	1,177,098	411,359
Power supply - ACL – related parties	1,021,428	1,067,727	149,917
Transactions under the CCEE	23,940	356,673	254,793
Bilateral agreements - ACL	—	85,174	—

Deductions from operating revenue:	(279,681)	(273,726)	(83,430)
COFINS	(202,126)	(204,187)	(62,490)
PIS	(47,526)	(44,330)	(13,567)
Investments - R&D	(23,718)	(24,140)	(7,373)
Annulment of power sale	(6,311)	(1,069)	—

Net operating revenue	2,386,172	2,412,946	732,639

26.           BREAKDOWN OF OPERATING COSTS BY NATURE

In order to record the costs on the power sold, i.e., the costs directly related to power generation, the subsidiary adopted as cost recognition method the number of generation units in operation and, as at December 31, 2016, the subsidiary had 50 generation units in operation (37 generation units as at December 31, 2015), while for costs related to commercial matters, the subsidiary considered 100% of them.

As at December 31, the operating costs are broken down as follows:

	Consolidated
	12/31/2016	12/31/2015	12/31/2014
	(unaudited)	(unaudited)
Cost of power sold:
Provision for power litigation and EUST (Note 18)	(2,969,992)	897,698	1,915,094
Power grid charges	682,732	520,188	171,640
Depreciation and amortization	654,252	433,313	122,601
Costs of transactions at CCEE	259,054	304,675	—
Impairment of property, plant and equipment	225,018	—	—
GSF (Generating Scaling Factor)	73,492	204,930	—
Financial compensation for the use of water resources CFURH	58,390	66,329	17,460
Personnel costs	44,116	18,016	4,945
Power Service Inspection Fee (TFSEE)	9,010	5,047	187
UBP amortization	3,868	3,868	2,429
Other operating expenses	12,691	3,350	5,089
Total	(947,369)	2,457,414	2,239,445

General and administrative expenses are broken down as follows:

	Consolidated
	12/31/2016	12/31/2015	12/31/2014
	(unaudited)	(unaudited)

Personnel	30,330	31,935	35,212
Management (Note 29.1)	22,358	16,750	11,470
Outside services	45,360	56,222	40,504
Insurance	43,454	73,595	4
Contingencies – labor and tax	41,815	61,237	3,186
Equipment maintenance and conservation	13,400	5,214	4,849
Rents	8,957	5,463	1,508
Building upkeep and conservation	8,869	8,747	2,012
Materials	7,386	5,547	7,670
Depreciation and amortization	5,543	15,612	809
Taxes	4,981	1,548	6,622
Contributions	4,759	2,082	48
Travels	2,335	3,224	3,525
Sector contributions	2,029	1,669	540
Vehicles	1,297	1,398	3,093
ISSQN tax assessment notice, fine and other expenses on social compensation	705	18,875	1,511
Allowance for doubtful debts	(16,893)	17,085	924
Other	19,725	5,059	9,396
Total	246,410	331,262	132,883

Classified as:
Personnel	30,330	31,935	35,212
Management	22,358	16,750	11,470
Administrative costs	193,722	282,577	86,201
Total	246,410	331,262	132,883

27.           FINANCE INCOME (COSTS)

	Consolidated
	12/31/2016	12/31/2015	12/31/2014
	(unaudited)	(unaudited)
Finance income:
Income from short-term investments	23,995	10,439	3.874
Inflation adjustment reversal - AFCI	20,691	—	—
Inflation adjustment	20,594	2,590	1.718
Selic adjustment	5,068	417	1.369
Inflation adjustments (hedge)	2,730	—	—
Total	73,078	13,446	6.961

Finance costs:
Debt charges	(949,421)	(587,919)	(164.688)
Inflation adjustment on environmental costs (AVP)	(43,630)	(29,020)	—
Inflation adjustment (hedge)	(26,696)	—	—
Use of public assetUBP	(18,088)	(15,845)	(15.994)
Inflation adjustment -AFCI	—	(20,691)	—
Other finance costs	(96,434)	(32,541)	(1.260)
Total	(1,134,269)	(686,016)	(181.942)

Finance income (costs)	(1,061,191)	(672,570)	(174.981)

28.           RELATED PARTIES

28.1.           Engie Group (formerly GSF Suez)

The subsidiary is a party to an agreement entered into with Leme Engenharia Ltda., an Engie Group company.

The purpose of the agreement is the: (a) preparation of the basic project of HPP Jirau and its consolidated basic project; (b) technical advisory services to assist the subsidiary with the preparation of asset supply and service provision agreements entered into with HPP Jirau; and (c) engineering and technical advisory services for the implementation of HPP Jirau. The total contractual amount, including the related addenda, is R$308,894 (R$303,423 as at December 31,2015). Beginning April 2008, the amounts set out in the agreement are adjusted upward or downward on an annual basis based on the IPCA. Of the total adjusted contractual amount, R$378,719 was realized through December 2016 (R$336,766 up to the end of 2015). As at December 31, 2016, the remaining adjusted contractual amount with Leme Engenharia Ltda. is R$7,527 (R$13,291 as at December 31, 2015). The contractor’s engineering activities is expectedto be performed during the construction works, until their completion.

28.2.           Receivables from power sale revenue - ACL

Under the financing agreement entered into with BNDES (Note 15), the subsidiary entered into with the Company’s shareholders power sale agreements determining that, if the subsidiary failed to sell its power targeted to the ACL, the Company’s shareolders would acquire such power proportionally to their interests in the capital of ESBR Participações S.A. at a specific price agreed upon among the parties, annual adjusted based on the IPCA.

Due from related parties:

Below is the breakdown of due from related parties related to power sale transactions

	Consolidated
	12/31/2016	12/31/2015	12/31/2014
	(unaudited)	(unaudited)
Geramamoré Participações e Comercializadora de Energia Ltda. (Engie Group’s company)	43,692	62,656	26,920
Companhia Hidro Elétrica do São Francisco - Chesf	17,206	20,887	8,974
Eletrosul Centrais Elétricas S.A.	17,206	20,887	8,974
Engie Brasil Energia S.A.	1,252	—	—
	79,356	104,430	44,868

Other due from related parties:

Below is the breakdown of other due from related parties .

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)

Companhia Hidro Elétrica do São Francisco - Chesf	644	—
Eletrosul Centrais Elétricas S.A.	644	—
Companhia Energética do Piauí	217	—
Companhia de Eletricidade do Acre	169	—
Eletrobrás Distribuição Alagoas	87	—
	1,761	—

Revenue from related parties:

Below is the breakdown of power sale transactions with related parties (Note 25).

	Consolidated
	12/31/2016	12/31/2015	12/31/2014
	(unaudited)	(unaudited)
Geramamoré Participações e Comercializadora de Energia Ltda. (Engie Group’s company)	611,425	640,639	89,712
Companhia Hidro Elétrica do São Francisco - Chesf	203,145	213,544	30,301
Eletrosul Centrais Elétricas S.A.	203,145	213,544	29,904
Engie Brasil Energia S.A.	3,713	—	—
	1,021,428	1,067,727	149,917

28.3.           Commitment to related parties of Eletrobrás - ACR

As mentioned in Note 1.1, 70% of the guaranteed energy of HPP Jirau in the 2008 Auction and 100% of the guaranteed energy of the expansion of HPP Jirau was sold in the Regulated Contracting Environment (ACR), at the adjusted price of R$118.01 per MWh for A-5 (2008) and R$137.33 for A-3 (2011).

The power volumes sold to Eletrobrás Group companies and the revenue recognized are as follows:

2008 A-5 Auction (*)

	Consolidated
Eletrobrás subsidiaries	(in MWh) 2016 (unaudited)	(in thousands of Brazilian reais) - 2016 (unaudited)	(in MWh) 2015 (unaudited)	(in thousands of Brazilian reais) - 2015 (unaudited)	(in MWh) 2014	(in thousands of Brazilian reais) - 2014

Eletrobras Distribuição Alagoas	106,643	11,746	156,684	16,354	84,325	8,239
Eletrobras Distribuição Piauí	105,366	11,986	74,721	7,799	24,206	2,365
Eletrobras Distribuição Rondônia	354,018	39,879	247,516	25,477	85,326	8,229
Eletrobras Distribuição Acre	79,530	8,899	89,893	9,253	25,416	2,451
Eletrobras Distribuição Amazonas	488,562	54,665	461,117	47,944	204,645	19,913
Celg Distribuição	748,229	84,010	—	—	—	—
Total	1,882,348	211,185	1,029,931	106,827	423,918	41,197

(*)             In April 2016, ANEEL Resolution 711/2016 was published and authorized distribution companies with excess CCEARs to temporarily or permanently (termination) reduce the CCEARS. These are bilateral agreements not subject to ANEEL approval or authorization. CEAL showed interest in suspending the total power contracted in the period from August to December 2016. Eletroacre requested the termination of the agreement. Considering the continuous default of these distribution companies, the subsidiary accepted both proposals and through letters 1054/2016 and 1236/2016 reported to the BNDES these changes in the CCEARS for Eletroacre and CEAL, respectively. Subsequently, ESBR has also entered into an agreement with Eletrobras Distribuição Amazonas for the temporary suspension of its CCEAR in the period from October 2016 to December 2018.

2011 A-3 Auction

	Consolidated			Jan-
Eletrobrás subsidiary	Jan- Dec/2016 (MWh) (unaudited)	Jan-Dec/2016 (in thousands of reais) (unaudited)	Jan- Dec/2015 (MWh) (unaudited)	Dec/2015 (in thousands of reais) (unaudited)

Eletrobrás Distribuição Amazonas	198,778	27,298	111,343	13,817

2015 A-3 Auction

	Consolidated (unaudited)
Eletrobrás subsidiary	Jan-Dec/2016 (MWh)	Jan-Dec/2016 (in thousands of reais)

Eletrobrás Distribuição Alagoas	1,036	153

28.4.       Suppliers and cost of power with related parties

Due to related parties:

Below is the breakdown of other due to related parties (Note 14).

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)

Eletrosul Centrais Elétricas S.A.	4,898	—
Geramamoré Participações e Comercializadora de Energia Ltda. (Engie Group’s company)	3,267	—
Engie Brasil Participações Ltda	15	—
Companhia Hidro Elétrica do São Francisco - Chesf	—	1,066
	8,180	1,066

Cost of power sold with related parties:

	Consolidated
	12/31/2016	12/31/2015	12/31/2015
	(unaudited)	(unaudited)

Eletrosul Centrais Elétricas S.A.	48,206	36,361	10,252
Companhia Hidro Elétrica do São Francisco - Chesf	49,179	34,372	8,676
	97,385	70,733	19,428

Of the costs related to the transmission companies due to sector charges on the use of the transmission system (EUST) of HPP Jirau, as at December 31, 2016, such amount totals R$682,732 (R$520,188 as at December 31, 2016), which is recorded in line item “Charges for the use of the power grid” (Note 26).

29.           MANAGEMENT COMPENSATON

29.1.                    Management compensation and benefits

Below is the variation in compensation and benefits:

	Consolidated
	12/31/2016	12/31/2015	12/31/2014
	(unaudited)	(unaudited)
Profit or loss
Compensation	12,377	11,356	10,687
Charges	4,345	2,376	31
Benefits	5,636	3,018	752
Total	22,358	16,750	11,470

	Consolidated
	12/31/2016	12/31/2015
	(unaudited)	(unaudited)
Property, plant and equipment — Accumulated amounts
Compensation	16,364	14,786
Charges	8,173	7,609
Benefits	1,631	1,566
Total	26,168	23,961

Management compensation and benefits included in property, plant and equipment in the year ended December 31, 2016 corresponds to R$2,207 (R$3,298 as at December 31, 2015).

29.2.                    Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions to a separate entity (pension fund) and has no legal or constructive obligation to pay additional amounts. Contribution to defined contribution pension plans are recognized as management and employee benefit expenses in profit or loss for the years during which services are provided by management and employees.

	Consolidated
	12/31/2016	12/31/2015	12/31/2014
	(unaudited)	(unaudited)
Profit or loss:
Pension plan - management	320	260	238
Pension plan - employees	1,027	638	719

30.           FINANCIAL INSTRUMENTS

30.1.           Capital risk management

The subsidiary manages its capital to ensure that it can continue as a going concern, while maximizes the return of all its stakeholders by optimizing the balance of debt and equity. The subsidiary’s overall strategy remains unchanged since 2013.

In managing its capital, the purposes of the subsidiary are to ensure the startup of operations, which began in September 2013 (as described in Note 1, the subsidiary is in operation and has 50 generation units at HPP Jirau), in order to offer return to its shareholders, besides maintaining a proper capital structure to reduce the related costs.

The Company is not subject to any external capital requirements, other than the capitalization ratio described in Note 15.

The Company’s Finance Department reviews on a quarterly basis its capital structure. As part of this review, the Executive Board considers the cost of capital and risks associated to each class of capital. The debt ratio as at December 31, 2016 was 1.33 (1.58 as at December 31, 2015).

Debt ratio

The Company’s capital structure consists of financial liabilities with financial institutions (Note 15), cash and cash equivalents and securities — reserve account (Notes 4 and 9), and equity (Note 24).

	Consolidated
Debt ratio:	12/31/2016	12/31/2015
	(unaudited)	(unaudited)

Total borrowings and financing (*)	11,244,968	11,299,857
Cash and cash equivalents	(74,219)	(143,897)
Securities — reserve account	(99,899)	(61,621)
Net debt	11,070,850	11,094,339
Total equity	8,329,809	7,019,063

Net debt-to-equity ratio	1.30	1.58

(*)                Debt is defined as short- and long-term financing, as detailed in note 15.

30.2.           Classification of financial instruments

		Consolidated
		12/31/2016	12/31/2015
		(unaudited)	(unaudited)
	Mensuration	Book value / Fair value	Book value / Fair value
Financial assets
Loans and receivables:
Cash and cash equivalents (a)		74,219	143,897
Marketable securities (b)	Fair value	99,899	61,621
Trade receivables	Amortized cost	267,967	380,951
Total financial assets		442,085	586,469

Financial liabilities
Other financial liabilities:
Suppliers	Amortized cost	64,943	133,856
Payables	Amortized cost	700,194	750,915
Financing	Amortized cost	11,244,968	11,299,857
UBP	Amortized cost	129,758	124,518
Derivatives - hedge	Fair value	4,261	—
Total financial liabilities		12,144,124	12,309,146

(a)         Cash and cash equivalents mainly corresponds to short-term investments in Bank Certificates of Deposit (CDB) and repurchase transactions (Note 4).

(b)         Amount invested in federal government bond, pursuant to Clause Six, Paragraph Two of the Collateral Sharing Agreement and Other Covenants (BNDES); see Note 9.

30.3.    Estimated fair value

Financial assets and liabilities recorded at fair value are classified and disclosed in accordance with the following levels:

	12/31/2016
	(unaudited)
	Level 1	Level 2	Level 3	Total

Financial assets (current / noncurrent):
Marketable securities	—	99,899	—	99,899

	12/31/2015
	(unaudited)
	Level 1	Level 2	Level 3	Total

Financial assets (current / noncurrent):
Marketable securities — reserve account	—	61,621	—	61,621

Hierarchical fair value

There are three levels for classifying the fair value related to instruments financial, the hierarchy gives priority to unadjusted quoted prices in an active market for the asset or liability. The classification of hierarchical levels can be displayed, as shown below:

•      Level 1 - Inputs from an active market (unadjusted quoted price) so that you can access daily, including on the date of fair value measurement.

•      Level 2 - Inputs other than those from an active market (unadjusted quoted price) included in Level 1, extracted from a pricing model based on observable market data.

•      Level 3 - Inputs taken from a pricing model based on unobservable market data.

30.4.           Objectives of financial risk

The estimated realizable amounts of the subsidiary’s financial assets and financial liabilities have been determined using available market inputs and appropriate valuation techniques. However, considerable judgment was required to interpret market input and then develop the most appropriate fair value estimates.

Therefore, the estimates provided below are not necessarily indicative of the amounts that could be realized in a current exchange market. The use of market methodologies may have different effects on the estimated realizable values.

The financial condition and results of future operations can be adversely affected by any of the risk factors described below.

30.5.           Market risk

The subsidiary entered into derivative agreements to hedge their assets and liabilities, mainly in relation to the interest rate, price and currency fluctuations. As at December 31, 2016, the subsidiary entered into derivative agreements to hedge against the risk of US dollar fluctuation in relation to the Brazilian real.  Risks are monitored and assessed periodically in order to determine their exposure.

30.6.           Interest rate and floating indices risk

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

As at December 31, 2016, the subsidiary has no derivative contracts to hedge against these indices; however, risks are monitored by the Company’s management, which periodically assesses exposure and proposes the strategies to be adopted.

Sensitivity analysis

As a result of the historical volatility of the Brazilian real against foreign currencies, interest rates and price indices, the Company prepared a sensitivity analysis on its financial assets and financial liabilities based on the possible effects on its profit or loss or property, plant and equipment in 2016, based on the probable assumptions adopted by it.

The fluctuations used to calculate impact as at December 31, 2016 were as follows: TJLP (7.5%) and CDI (13.63%).

(i)                 Exchange rate changes (TJLP)

Consolidated
Transaction	Exposure	Risk	Impact (probable scenario*)	Impact Scenario A	Impact Scenario B

Financing	11,244,968	Increase in TJLP rate	52,302	156,907	261,511
Benchmark rate for financing:		Rate as at 12/31/2016	Probable scenario	1.0%	2.0%
TJLP (%)		7.50%	8.00%	9.00%	10.00%

Shows the total debt balance with BNDES, considering the TJLP (adjusted on January 1, 2016) of 7.5% as at December 31, 2016. As at January 1, 2017, the rate was not changed.

In relation to financing, scenarios A and B consider a variance in the TJLP rate by 1% and 2%, respectively.

(ii)               Changes in CDI rate.

Consolidated
Transaction	Exposure	Risk	Impact (probable scenario*)	Impact Scenario A	Impact Scenario B

Financial assets	166,275	CDI rate decrease	(198)	(743)	(1,292)
Benchmark rate for financial assets:		Rate as at 12/31/2016	Probable scenario	(10)%	(20)%
CDI (%)		13.63%	13.13%	10%	20%

Short-term investments as at December 31, 2016 considering the estimated average CDI rate of 13.63% for the year, according to the market expectation.

In relation to short-term investments, scenarios A and B consider a drop in the CDI rate by 10% and 20%, respectively.

(iii)            Changes in IPCA rate.

Consolidated
Transaction	Exposure	Risk	Impact (probable scenario*)	Impact Scenario A	Impact Scenario B

UBP payable	129,758	IPCA increase	—	(628)	(1,256)
Benchmark rate for UBP payable:		Rate as at 12/31/2016	Probable scenario	(10)%	(20)%
IPCA (%)		4.84%	4.84%	5.33%	5.81%

UBP balance as at December 31, 2016 considering the estimated IPCA rate of 4.84% for the year, according to the market expectation.

In relation to UBP payable, scenarios A and B consider a growth in the IPCA rate by 10% and 20%, respectively.

30.7.           Liquidity risk

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

As mentioned in note 1, the Company still has a relevant negative working capital and, consequently, depends yet on contribution obligations from the Company’s shareholders, which are being performed and guaranteed. Also, it needs to be in compliance with requirements set forth in the financing agreement entered into with the National Bank for Economic and Social Development (BNDES) and other onlending banks, that are also binding upon the shareholders, up to the settlement of the contractual obligations, to make contributions to the Company whenever necessary, as mentioned in Note 15.

30.7.1.          Liquidity risk and interest tables

The tables below show in details the contractual maturities remaining for the Company’s non-derivative financial assets and liabilities and contractual repayment terms. These tables were prepared using the undiscounted cash flows of the financial liabilities based on the nearest date on which the Company should settle the related obligations. The tables include interest and principal cash flows.

Contractual maturity is based on the nearest date on which the Company must settle the related obligations.

Consolidated
	Weighted average effective interest rate %	Less than 1 month	One to three months	3 months to 1 year	From 1 to 5 years	More than 5 years	Total
December 31, 2016 (unaudited)
Instruments at floating interest rates*	CDI x 96.3	66,376	—	—	—	—	66,376
LFT- reserve account	CDI / Selic x 100.15%	—	—	—	32,926	127,617	160,543
Total assets		66,376	—	—	32,926	127,617	226,919

Financing	TJLP + 2.45	100,767	196,787	914,441	5,054,015	17,786,875	24,052,885
Suppliers		38,031	102	21	26,788	1	64,943
UBP payable	IPCA	1,131	2,262	10,541	85,872	811,217	911,023
Environmental costs		7,434	14,868	66,906	181,440	195,992	466,640
Derivatives - hedge	USD exchange rate	—	—	3,420	—	—	3,420
Total liabilities		147,363	214,019	995,329	5,348,115	18,794,085	25,498,911

December 31, 2015 (unaudited)
Instruments at floating interest rates*	CDI x 100.41	143,706	—	—	—	—	143,706
Marketable securities	CDI x 94.55	—	—	—	61,621	—	61,621
Total assets		143,706	—	—	61,621	—	205,327

Financing	TJLP + 2.45	95,462	191,262	866,311	4,790,737	18,377,250	24,321,022
Suppliers		107,927	—	—	25,929	—	133,856
UBP payable	IPCA	1,040	2,080	9,726	66,537	839,552	918,935
Environmental costs		6,032	18,095	48,254	152,102	353,052	577,535

Total liabilities		210,461	211,437	924,291	5,035,305	19,569,854	25,951,348

December 31, 2014
Instruments at floating interest rates*	CDI x 100.00	73,809	—	—	—	—	73,809
Marketable securities	CDI x 94.00	—	—	—	10,612	—	10,612
Total assets		73,809	—	—	10,612	—	84,421

Financing	TJLP + 2.45	74,487	208,562	827,065	4,571,706	16,797,348	22,479,168
Suppliers		205,055	—	—	6,638	—	211,693
UBP payable	IPCA	950	1,900	8,550	57,000	52,031	120,431
Environmental costs		8,950	26,849	71,597	209,484	267,042	583,922

Total liabilities		289.442	237.311	907.212	4.844.828	17.116.421	23.395.214

(*)       Short-term investments in line item “Cash and cash equivalents”.

31.           NONCASH TRANSACTIONS

In the year ended December 31, 2016 and 2015, the subsidiary carried out the following non-cash transactions, which were, therefore, excluded from the statement of cash flows:

		Consolidated
		12/31/2016	12/31/2015	12/31/2014
		(unaudited)	(unaudited)

Delayed costs (OCPC05)	(a)	527,610	—	154,911
Provision for civil risks	(b)	471,478	—	—
Offset taxes	(c)	163,384	325,208	154,652
Capitalized interest on financing	(d)	135,555	363,907	588,460
Provision for risks — ICMS	(e)	66,642	151,215	123,189
Financed purchases of property, plant and equipment	(f)	37,544	37,544	95,831
Inflation adjustment - LI	(g)	21,836	13,907	236,038
Inflation adjustment - LO	(g)	16,071	4,519	(44,713)
Capitalization of plant’s insurance premiums	(h)	—	—	16,776
ISSQN - tax assessment notice	(i)	—	—	14,941

(a) Delayed costs under OCPC 05, as described in Note 17

(b)             Provision for civil risks, as described in Note 20.1.3.

(c)              Refers to taxes offset in the year (Note 6).

(d)             Refers to capitalized interest on the BNDES direct financing and financing as onlending through a pool of banks comprised of: Banco do Brasil, Caixa Econômica Federal, Banco do Nordeste do Brasil, Bradesco and Itaú BBA.

(e)              Refers to the provision for ICMS risks, as described in Note 20.1.2.

(f)               Refers to the addition to property, plant and equipment of non-cash trade payables (Materials and unbilled services).

(g)              Refer to the inflation adjustment to the provisions for environmental costs relating to the plant’s LIs and LOs, as prescribed by OCPC 05 and Note 19 resulting in growth in intangible assets and property, plant and equipment as a balancing item to environmental costs (liability).

(h)             This amount refers to the recognition of works insurance capitalized in property, plant and equipment.

(i)                 For the ISSQN - Tax assessment notice, see Note 16.

32.           INSURANCE (unaudited)

The subsidiary takes all insurance necessary to comply with the legislation, BNDES financing contractual obligations and concession-related obligations, by transferring to insurance companies the risks below related to the plant’s construction and operation project:

(a)             General civil liability — works and operation

This insurance covers the damages caused to third parties, general civil liability related to the plant’s construction work and operation. It aims at indemnifying the insured in connection with any sums for which it is legally responsible for paying in relation to death, bodily injury, interference, transgression or disturbance, during the effective period arising from or relating to the project/business. This insurance was renewed on March 29, 2016 and is effective through March 20, 2017.

(b)             Operating lease

•             Engineering and operating risks (insurance renewal)

Covers property damages arising from accidents in facilities and assembling activities, manufacturer’s risk, extended maintenance and operating risks. The amounts at risk and respective maximum indemnity limits were determined as follows:

Coverage	Value at risk	Maximum indemnity limit	Insurance term considering endorsement

Installation and assembly risk plus one year of extended maintenance	1,080,076	150,000	03/20/2016 to 11/12/2016 (11/12/2017 - for extended maintenance)
Operating risks	9,539,517	1,000,000	03/20/2016 to 03/20/2017

(c)              Performance bond of the concession agreement of Auction 05/08

The subsidiary took insurance to guarantee compliance with the concession arrangement. This insurance secures the indemnity, up to the amount of the warrant set in the policy, for the loses arising from the default of the obligations assumed by the borrower (subsidiary) under a construction, service provision or supply agreement entered into among it and the insured (ANEEL) and covered by the policy. This insurance is effective through January 30, 2017.

(d)             Warranty of delivery of power acquired in Auction A-3

The subsidiary took insurance for performance guarantee on the delivery of power (additional coverage) from Auction A-3.

This insurance secures the indemnity, up to the amount of the warrant set in the policy, for the loses arising from the default or service provision agreement entered into among entered into among it and the insured (ANEEL) and covered by the policy, excluding any loss arising from other insurance line, such as civil liability and business discontinuance. The expected loss is converted into a claim after the insured party (ANEEL) notifies the insurance company that the administrative procedures that prove the supplier’s non-performance of the contracts (Company). This insurance is effective through March 1, 2017.

•             Partial release of the performance bond - HPP Jirau (Case 48500.004505/2008-02)

Under Official Letter 398/2015-SCG/ANEEL, of March 31, 2015, since HPP Jirau attained the “Beginning of operation of the generation unit that comprises 50% of the total capacity of the plant”, according to Memorandum 82/2015-SFG/ANEEL, of March 27, 2015, ANEEL informed that the respective performance bond was already partially released in the amount corresponding to 85% of its original amount, pursuant to item 12.5.1 of the invitation to bid of Auction 05/08.

Accordingly, the total amount of the effective bonds was reduced, through the substitution or endorsement of policy(ies), to the total amount corresponding to R$97,500 and must be delivered to Banco Bradesco S.A. - Department of Shares and Custody.

33.           COMMITMENTS (unaudited)

33.1. Concession-related commitments

The subsidiary assumed some commitments in the concession arrangement, as follows:

•             Invest, on an annual basis, at least 1% of its net operating revenue in research & development activities of the power sector, as set forth in Law 9991, of July 24, 2000, as amended by Law 10848, of March 15, 2004. The subsidiary must submit to ANEEL, on an annual basis, a program describing the physical and financial actions and goals, as well as confirm the performance of the obligations to the National Scientific and Technological Development Fund.

•             Guarantee in connection with the Invitation to Bid - Aneel 02/2011 (Auction A-3, of August 2011) in the initial contracted amount of R$77,064, as warranty insurance, which current value after the achievement of milestone 3 is R$30,826.

Order	Milestone	Percentage released of the initial collateral amount

1	Startup of the civil construction of the structures	10%
2	Startup of electromechanic assembling of the units Generators	40%
3	Startup of testing operations of the 1st generating unit	60%
4	End of the third month after the startup of operations of the last generation unit	100%

In February 2017, the Company will request SCG/ANEEL the full release of this guarantee under the terms described in item 13.4 of the invitation to bid 02/2011.

•             The performance bond for the obligations assumed in the concession arrangement, as set forth in item 12 of the Invitation to Bid 05/2008 (including the obtaining of the LI, including social and environmental projects, and the LO), at the initial amount of R$650,000 and current amount of R$97,500 (complied through the performance bond contracted in the form of warranty insurance), will be effective through December 2016, three months after the startup of operations of the HPP Jirau’s last generation unit in 2008 (UG 44), according to the respective guarantee reduction ratios and percentages, as described below:

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

Through PM/AB 1724-2016 notice, the subsidiary requested SCG/ANEEL the full release of this collateral under the terms of subclause 13, of clause 7, of the 2008 concession agreement and is waiting ANEEL’s decision.

33.2. Other commitments

Based on the agreements entered into with the suppliers of HPP Jirau construction work and on the estimated future costs for the completion of the generation plant, the Company’s Board of Directors periodically reviews the work budget. The last budget approved by the Company’s Board of Directors, at the meeting held on September 29, 2015, and prepared as at June 30, 2015, indicates that the total amount to be invested in the Jirau Project would total approximately R$19.4 billion. After such review, the Company’s management did not identify any significant fact that would indicate the need of a new review of the work budget.

The amount approved refers to the amount to be disbursed in the materials and service agreements related to the construction of HPP Jirau, not considering therefore the non-monetary amounts recorded in property, plant and equipment as capitalized financing interest, provision for ICMS and amounts related to UBP and environmental costs of the operating stage recorded, as prescribed by OCPC 05.

34.           GUARANTEES RECEIVED (unaudited):

The agreements may be collateralized by advanced amount or performance bond. In relation to the type, these guarantees may be in the form of corporate guarantee, retention of amounts paid, bank guarantee letter and warranty insurance.

The advanced amount guarantee, always in the form of bank guarantee letter, is directly related to the advanced amount set forth in the agreement, which will be solely performed after the provision of the guarantee by the supplier. The performance bond relates to the compliance with the contractual provisions and aims at protecting the subsidiary against possible contractual default. In general, these guarantees may be reduced by the allocation of the contractual advances and compliance with the contractual provisions, respectively.

The main information on the guarantees received in accordance with the original currency set forth in the agreement and, therefore, in the guarantees, is as follows:

Consolidated

(unaudited)

Guarantees in R$ (thousands)

Type of service/equipment	Supplier	Type of guarantee	Initial contractual amount	Current secured amount	Issuing bank of the prevailing bank guarantee	Effective date of the current guarantee	Maturity of the bank guarantee
National turbines	Alstom	Performance	168.114	195.011	Chartis Seguros/Itaú	05/31/2011	05/04/2017
	Andritz	Performance	97.935	113.623	Chartis Seguros/Itaú	05/31/2011	05/04/2017
Electric and auxiliary systems	Voith	Performance	84.951	98.505	Chartis Seguros/Itaú	05/31/2011	05/04/2017
	Siemens/CNEC	Performance (Siemens)	67.459	67.459	Chartis	05/31/2009	04/30/2017
		Performance (Cnec)	30.600	30.600	Chartis	05/31/2009	04/30/2017
Commissioning	Pottencial Seguradora	Warranty insurance	4.955	5.685	Bradesco	08/01/2016	01/31/2017
Labor — Support to O&M activities	RM dos Santos - MAROK	Warranty insurance	7.200.000	360.000	J Malucelli	03/20/2015	04/17/2017
Assembly	Enesa	Performance	45.987	45.987	ACE Seguradora	11/05/2014	Under negotiation
Owner engineer	Leme	Performance	10.000	10.000	J Malucelli	12/12/2015	Under negotiation for renewal
Project design	Themag	Contractual retention	12.253	1.742	n/a	11/22/2013	Contractual termination
Construction works	J. Malucelli	Guarantee letter	35.592	35.592	Banco Votorantim	11/29/2013	Contractual termination
Total			7.757.846	964.204

Guarantees in US$ (thousands)

Imported turbines	Dong Fang	Performance	73.200	73.200	Bank of China	03/27/2012	11/17/2017
SF6 substation	Hyosung	Performance	5.285	5.285	Itaú	03/24/2010	03/01/2017
Total			78.485	78.485

35. SUBSEQUENT EVENTS

35.1. Tax — ICMS

On March 23, 2017 was published the judgment delivered by the Full Court by Court of Justice of the State of Rondônia TJRO, in the proceedings of the Direct Action of Unconstitutionality No. 0801985-26.2016.8.22.0000, proposed by the Public Ministry of the State of Rondônia, seeking the declaration of unconstitutionality of Decree 10.663 / 2033. The Full Court, by 13 votes to 5 votes, rejected the request for immediate suspension of the effects of that decree. The Company does not appear as a party to this lawsuit, but the ruling rendered demonstrated that the TJRO will treat the issue with care, respecting the principle of legal certainty, prior to the application of the mechanism to modulate the effects of the sentence, with guarantee of the effects produced in the past until the possible revocation of the decree.

35.2. Civil contingencies

The provisioned amount of R$422,075 was due to an unfavorable ruling for the Company, rendered in an arbitration proceeding conducted at the Brazil-Canada Chamber of Commerce Arbitration and Mediation Center, which was under a regime of confidentiality. However, recently news reports from third parties on the subject brought the matter to the attention of the general public, which is why, the Company’s Management has chosen to highlight the issue in this financial statement.

In this sense, it clarifies that after a condemning arbitration decision and before verified elements related to the restriction of its right of defense, it chose to file an annulment action of arbitration award, in which it obtained an injunction, on February 21, 2017, to suspend the effects of said Arbitration award.

On April 17, 2017, a decision was issued suspending the effects of the injunction, on the grounds that it is not for the judiciary, in summary cognition, to suspend the effects of an arbitral award. On April 27, 2017, the ESBR filed an internal appeals requesting reconsideration of the aforementioned decision and awaits its analysis.

BOARD OF DIRECTORS

Maurício Stölle Bähr
Chairman

Victor Frank de Paula Rosa Paranhos	Gustavo Henrique Labanca Novo
Director	Director

Manoel Arlindo Zaroni Torres	Márcio Pereira Zimmermann
Director	Director

Yoshinori Utaka	Kazuki Shimizu
Director	Director

Antônio Varejão Godoy	Eduardo Azevedo Rodrigues
Director	Director

EXECUTIVE BOARD

Victor Frank de Paula Rosa Paranhos	Paulo Maurício Mantuano de Lima
(Chief Executive Officer)	(Chief Financial Officer)

Victor Frank de Paula Rosa Paranhos	José Lúcio de Arruda Gomes
(Chief Engineering Officer)	(Chief Administrative Officer)

Isac Paulo Teixeira
(Chief Environment Officer)

ACCOUNTING / TAX DEPARTMENT

ACCOUNTANT

Marcia Cristina Marinho Pereira Gonçalves

CRC-RJ 087201/O-1