Form 20-F/A
period 2016-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2017-06-12
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

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

☐ Yes   ☒ No

Explanatory Note — Amendment

This Amendment No. 2 amends our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) dated April 29, 2017, as filed with the U.S. Securities and Exchange Commission on May 1, 2017 and is being filed solely for the purpose of including the 2016 financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista as CTEEP met the criteria set forth in Rule 3-09 of Regulation S-X in 2016.

This Amendment No. 2 speaks as of the initial filing date of the Annual Report. Other than as expressly set forth above, no part of the Annual Report is being amended. Accordingly, other than as discussed above, this Amendment No. 2 does not purport to amend, update or restate any other information or disclosure included in the Annual Report or reflect any events that have occurred after the initial filing date of the Annual Report. As a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 continues to speak as of April 28, 2017 or, to the extent applicable, such other date as may be indicated in the Annual Report.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

In 2016, our affiliate CTEEP — Companhia de Transmissão de Energia Elétrica Paulista was a significant associate under Rule 3-09 of Regulation S-X. In 2015, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S-X. In 2014, Madeira Energia S.A. and Energia Sustentável do Brasil Participações S.A. constituted significant subsidiaries under Rule 3-09 of Regulation S-X.  The financial statements for those entities as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 were included in our annual report for 2014 on Form 20-F and the financial statements for those entities as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 were included in our annual report for 2015 on Form 20-F.  The financial statements of Energia Sustentável do Brasil Participações S.A. as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 were filed as an amendment to our Annual Report on June 12, 2016.  Please see attached the financial statements of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014. The financial statements of Madeira Energia S.A. will follow as a further amendment to our Annual Report.

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

12.1                        Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

12.2                        Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.1                        Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.2                        Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 3 to its Annual Report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

June 12, 2017	By:	/s/ Wilson Pinto Ferreira Junior
Name: Wilson Pinto Ferreira Junior
Title: Chief Executive Officer

	By:	/s/ Armando Casado de Araújo
Name: Armando Casado de Araújo
Title: Chief Financial and Investor Relations Officer

3

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS).

December 31, 2016, 2015 (unaudited) and 2014 (unaudited), with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A.

We have audited the accompanying consolidated statements of financial position of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A. as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

/s/ ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

/s/ Marcos Antonio Quintanilha
Accountant CRC-1SP132776/O-3

São Paulo, Brazil
April 28, 2017

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Consolidated balance sheets

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

	Note	2016	2015 (unaudited)	2014 (unaudited)
Assets

Current assets
Cash and cash equivalents	5	4,524	6,135	4,696
Short-term deposits	6	336,138	440,054	479,601
Accounts receivables (concession assets)	7	1,221,016	319,961	729,946
Inventories	—	37,723	40,476	45,696
Taxes and recoverable taxes	9	8,563	5,763	34,480
Receivables from subsidiaries	30	18,041	29,200	37,429
Prepaid expenses	—	10,303	6,057	948
Others	—	44,036	51,180	101,571

		1,680,344	898,826	1,434,367

Non - current assets
Long-term receivables
Restricted cash	15	12,002	12,059	—
Accounts receivables (concession assets)	7	10,225,808	3,526,968	3,165,656
Receivables - State Finance Department	8	1,150,358	965,920	802,102
Taxes benefit - goodwill	10	—	—	30,473
Deferred income tax and social contribution taxes	29	—	183,809	188,556
Guarantees and restricted deposits	11	70,175	66,268	62,353
Inventories	—	32,512	29,675	37,993
Others	—	1,570	9,835	24,395

		11,492,425	4,794,534	4,311,528

Investment in associates	12	1,826,930	1,572,640	1,315,669
Property, plant and equipment	13	25,457	23,194	24,553
Intangible assets	14	41,843	49,509	56,022

		1,894,230	1,645,343	1,396,244

		13,386,655	6,439,877	5,707,772

Total assets		15,066,999	7,338,703	7,142,139

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Consolidated balance sheets

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

	Note	2016	2015 (unaudited)	2014 (unaudited)
Liabilities and equity

Current liabilities
Loans and financing	15	71,679	71,070	132,050
Debentures	16	192,368	180,782	83,846
Trade accounts payable	—	41,482	34,950	75,470
Taxes and contributions	17	30,053	28,417	26,521
Taxes in installments - Law No. 11941	18	17,540	16,200	14,950
Regulatory charges	20	12,751	21,821	59,705
Interest on equity and dividends payable	24(b)	139,946	2,156	33,703
Provisions	21	33,610	29,757	27,469
Payables - Funcesp	22	5,495	6,144	5,375
Others	—	53,047	31,014	16,215

		597,971	422,311	475,304
Non-current liabilities
Long-term liabilities
Loans and financing	15	432,472	485,239	440,580
Debentures	16	313,931	359,573	535,399
Taxes in installments - Law No. 11941	18	119,857	126,897	132,061
Deferred PIS and COFINS	19	989,445	149,022	117,972
Deferred income and social contribution taxes	29	2,106,603	35,801	33,956
Regulatory charges payable	20	32,509	31,194	22,610
Provisions	21	153,035	189,612	131,592
Special obligations - reversal/amortization	23	24,053	24,053	24,053

		4,171,905	1,401,391	1,438,223
Equity
Capital	24(a)	2,372,437	2,215,291	2,215,291
Capital reserves	24(c)	1,217,583	1,277,356	1,277,356
Future capital increases	—	666	666	666
Reserves	24(d)	6,527,704	1,842,892	1,671,732

		10,118,390	5,336,205	5,165,045

Non-controlling interests		178,733	178,796	63,567

		10,297,123	5,515,001	5,228,612

Total liabilities and equity		15,066,999	7,338,703	7,142,139

See accompanying notes.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of profit or loss

Years ended December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

	Note	2016	2015 (unaudited)	2014 (unaudited)

Net operating revenue	25.1	7,789,240	1,287,130	1,102,788
Costs of infrastructure implementation, operation and maintenance services	26	(494,973)	(575,326)	(541,618)

Gross profit		7,294,267	711,804	561,170

Operating income (expenses)
General and administrative	26	(135,198)	(196,991)	(159,562)
Management fees	26 and 30	(5,661)	(4,991)	(4,841)
Others operating income (expenses), net	28	(27,939)	(36,190)	(39,356)
Share of profit of in associates	12	267,706	161,306	90,905
		98,908	(76,866)	(112,854)

Income before financial income (expenses) and income taxes		7,393,175	634,938	448,316

Financial income	27	76,684	151,711	154,225
Financial expenses	27	(186,613)	(177,067)	(142,334)
		(109,929)	(25,356)	11,891

Income before income tax and social contribution		7,283,246	609,582	460,207
Income tax and social contribution
Current	29	(79,301)	(85,804)	(50,354)
Deferred	29	(2,254,611)	(6,592)	(30,121)
		(2,333,912)	(92,396)	(80,475)
Net income for the year		4,949,334	517,186	379,732

Attributable to:
Controlling shareholders		4,932,312	504,430	378,215
Non-controlling interests		17,022	12,756	1,517

Basic earnings per share	24(e)	30.20956	3.12807	2.44131

Diluted earnings per share	24(e)	30.01340	3.07192	2.33714

See accompanying notes.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of comprehensive income

Years ended December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

	2016	2015 (unaudited)	2014 (unaudited)

Net income for the year	4,949,334	517,186	379,732

Others comprehensive income	—	—	—

Total comprehensive income for the year	4,949,334	517,186	379,732

Attributable to:
Controlling shareholders	4,932,312	504,430	378,215
Non-controlling interests	17,022	12,756	1,517

See accompanying notes.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of changes in equity

Years ended December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

				Income reserves
	Capital	Capital reserves	Future capital contribution	Legal reserve	Statutory reserve	Retained profits reserve	Special income reserve	Retained earnings	Proposal for distribution of additional dividend	Total	Non- controlling interests	Total Equity
On December 31, 2013 (unaudited)	2,000,000	1,364,907	666	234,121	116,263	1,166,490	—	—	30	4,912,447	—	4,912,447
Increase of Share Capital (Note 24 (a))	215,291	(87,551)	—	—	—	—	—	—	—	127,740	—	127,740
Unclaimed Interests on Equity	—	—	—	—	—	—	—	755	—	755	—	755
Unclaimed Dividends	—	—	—	—	—	—	—	1,917	—	1,917	—	1,917
Proposed additional dividends	—	—	—	—	—	—	—	—	(30)	(30)	—	(30)
Additionally investments from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	62,050	62,050
Net Income for the year	—	—	—	—	—	—	—	378,215	—	378,215	1,517	379,732
Profit destination:							—
Establishment of legal reserve	—	—	—	18,911	—	—	—	(18,911)	—	—	—	—
Establishment of statutory reserve	—	—	—	—	75,643	—	—	(75,643)	—	—	—	—
Establishment of profit retention reserve	—	—	—	—	—	60,304	—	(60,304)	—	—	—	—
Interest on equity (R$ 0.196514 per share) (Note 24 (b))	—	—	—	—	—	—	—	(30)	—	(30)	—	(30)
Interim Dividends (R$ 1.023196 per share) (Note 24 (b))	—	—	—	—	—	—	—	(165)	—	(165)	—	(165)
Dividends declared	—	—	—	—	—	—	—	(31,029)	—	(31,029)	—	(31,029)
At December 31, 2014 (unaudited)	2,215,291	1,277,356	666	253,032	191,906	1,226,794	—	—	—	5,165,045	63,567	5,228,612
Unclaimed interest on equity	—	—	—	—	—	—	—	570	—	570	—	570
Unclaimed dividends	—	—	—	—	—	—	—	1,025	—	1,025	—	1,025
Additionally investments from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	102,473	102,473
Net income for the year	—	—	—	—	—	—	—	504,430	—	504,430	12,756	517,186
Allocation of income:
Legal reserve	—	—	—	25,222	—	—	—	(25,222)	—	—	—	—
Statutory reserve	—	—	—	—	29,623	—	—	(29,623)	—	—	—	—
Retained profits reserve	—	—	—	—	—	116,315	—	(116,315)	—	—	—	—
Interim dividends (R$2.0765735 per share)	—	—	—	—	—	—	—	(334,865)	—	(334,865)	—	(334,865)
At December 31, 2015 (unaudited)	2,215,291	1,277,356	666	278,254	221,529	1,343,109	—	—	—	5,336,205	178,796	5,515,001
Capital increase	157,146	(59,773)	—	—	—	—	—	—	—	97,373	—	97,373
Distribution investments from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	(17,085)	(17,085)
Net income for the year	—	—	—	—	—	—	—	4,932,312	—	4,932,312	17,022	4,949,334
Allocation of income:
Legal reserve	—	—	—	196,234	—	—	—	(196,234)	—	—	—	—
Statutory reserve	—	—	—	—	15,715	—	—	(15,715)	—	—	—	—
Retained profits reserve	—	—	—	—	—	148,639	—	(148,639)	—	—	—	—
Special income reserve	—	—	—	—	—	—	4,324,224	(4,324,224)	—
Interim dividends (R$1.502543 per share)	—	—	—	—	—	—	—	(247,500)	—	(247,500)	—	(247,500)
At December 31, 2016	2,372,437	1,217,583	666	474,488	237,244	1,491,748	4,324,224	—	—	10,118,390	178,733	10,297,123

See accompanying notes.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of cash flows

Years ended December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

	2016	2015 (unaudited)	2014 (unaudited)

Cash flow from operating activities
Net income for the year	4,949,334	517,186	379,732
Adjustments to reconcile net income to cash provided by operating activities
Gain on recognition of Law No. 12783 — SE	(7,318,492)	—	—
Deferred PIS and COFINS (Note 19)	840,423	31,050	112
Depreciation and amortization (Notes 13, 14 and 26)	9,061	8,525	8,860
Deferred income and social contribution taxes	2,254,611	6,592	30,121
Provision for contingencies (Note 21 (a))	(64,041)	37,136	3,694
Net book value of PP&E written off (Notes 13 and 14)	5,340	375	423
Tax benefit — merged goodwill (Note 28)	36	29,887	29,886
Amortization of concession asset in acquisition of subsidiary (Note 12)	2,490	2,491	2,490
Realization of losses in jointly-controlled subsidiary (Note 12)	(2,276)	(2,340)	(2,386)
Share of profit of an associate (Note 12)	(267,706)	(161,306)	(90,905)
Interest and foreign exchange and monetary gain (loss) on assets and liabilities	177,749	168,466	140,683

(Increase) decrease in assets
Restricted cash	57	(369)	—
Accounts receivables (concession assets)	(279,127)	51,013	75,126
Inventories	(84)	13,538	25,826
Receivables - State Finance Department	(184,438)	(163,818)	(159,075)
Taxes and recoverable taxes	(2,800)	28,799	38,396
Prepaid expenses	(4,246)	(5,109)	—
Guarantees and restricted deposits	222	(3,915)	13,929
Others	14,292	34,704	(18,724)

Increase (decrease) in liabilities
Trade accounts payable	6,532	(40,520)	25,114
Taxes and contributions	1,636	1,896	6,390
Taxes in installments - Law No. 11941	(16,927)	(15,603)	(14,463)
Regulatory charges	(11,856)	(12,886)	6,027
Provisions	3,853	2,288	(528)
Payables - Funcesp	(649)	769	(716)
Others	22,032	14,798	(4,114)

Net cash from operating activities	135,026	543,647	495,898

See accompanying notes.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of cash flows

Years ended December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

	2016	2015 (unaudited)	2014 (unaudited)

Net cash flows from investing activities
Short-term deposits	103,916	39,547	179,722
Transactions with non-controlling interests	(17,085)	102,473	—
Property, plant and equipment (Note 13)	(5,767)	(2,184)	(17,345)
Intangible assets (Note 14)	(5,721)	(1,335)	(18,564)
Investments (Note 12)	(2,394)	(103,364)	(165,700)
Dividends received	28,050	15,945	—

Cash from (used in) investing activities	100,999	51,082	(21,887)

Net cash flows from financing activities
Proceeds from borrowings (Notes 15 and 16)	150,407	103,877	251,236
Repayment of loans (principal) (Notes 15 and 16)	(245,851)	(141,636)	(359,578)
Repayment of loans (interest) (Notes 15 and 16)	(129,855)	(190,630)	(69,125)
Payment of capital	97,373	—	127,740
Dividends and interest on equity paid (Note 24 (b))	(109,710)	(364,901)	(423,858)

Cash used in financing activities	(237,636)	(593,290)	(473,585)

Increase (decrease) in cash and cash equivalents	(1,611)	1,439	426

Cash and cash equivalents at the end of year	4,524	6,135	4,696
Cash and cash equivalents at the beginning of year	6,135	4,696	4,270

Changes in cash and cash equivalents	(1,611)	1,439	426

Income and social contribution taxes paid by the CTEEP in 2016 totaled R$61,867 (in 2015 (unaudited) totaled R$66,776 and in 2014 (unaudited) totaled R$46,405).

See accompanying notes.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

1.                            Operations

1.1                     Corporate Profile

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP” or “Company”) is a publicly-traded company, authorized to operate as an electricity concessionaire, and is primarily engaged in the transmission of electric power, which requires planning, implementation of infrastructure and operation and maintenance of power transmission subordinated systems. Its activities also envisage investing funds in and managing research and development programs about to power transmission and other activities related to available technology. The Company’s activities are regulated and supervised by Brazilian Electricity Regulatory Agency (ANEEL).

The Company is the result of a spin-off of Companhia Energética de São Paulo (“CESP”) and commenced operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. (“EPTE”), a spin-off of Eletropaulo - Eletricidade de São Paulo S.A., was merged into the Company.

In a privatization auction held at the São Paulo Stock Exchange (BOVESPA) on June 28, 2006 under Bid Notice SF/001/2006, the São Paulo State Government, then the majority shareholder, sold 31,341,890,064 of its common shares, corresponding to 50.10% of the outstanding common shares. The winner of the auction was Interconexión Eléctrica S.A. E.S.P.

The Company shares are trade on the Securities, Commodities and Futures Exchange (BM&FBovespa). CTEEP also participates in the American Depositary Receipts (ADRs) program - Rule 144A in the United States. The ADRs depositary is JPMorgan Chase Bank, and Banco Itaú S.A. is the custodian bank.

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of BM&FBovespa. The commitments assumed under these practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating the follow-up of management’s actions.

The Company is included in the Trade Corporate Governance Index (Índice de Governança Corporativa Trade - IGCT); Electric Power Index (Índice de Energia Elétrica - IEE); Brazil Extended Index (Índice Brasil Amplo - IBrA); Brazil Index 100 (Índice Brasil 100 - IBrX 100); Special Corporate Governance Stock Index (Índice de Ações com Governança Corporativa Diferenciada - IGCX); Mid Large Cap Index (Índice Mid Large Cap — MLCX); BM&FBOVESPA Public Utility Index (Índice BM&FBOVESPA Utilidade Pública — UTIL) and BM&FBOVESPA Value Index (Índice Valor BM&FBOVESPA — IVBX2).

1.2                     Concessions

The CTEEP is entitled to explore, either directly or indirectly, the following concession arrangements of utility concession arrangements for electric power transmission:

					Periodic tariff review			Allowed Annual Revenue (“RAP”)
Concession operator	Contract	Part (%)	Term (years)	Maturity	Term	Next	Index	R$ thousand	Base month

CTEEP	059/2001		30	12.31.42	5 years	2018	IPCA	893,452	06/16

Subsidiaries
Serra do Japi	026/2009	100	30	11.18.39	5 years	2020	IPCA	37,506	06/16
Pinheiros	015/2008	100	30	10.15.38	5 years	2019	IPCA	31,800	06/16
Serra do Japi	143/2001	100	30	12.20.31	n/a	n/a	IGPM	20,384	06/16
IEMG	004/2007	100	30	04.23.37	5 years	2017	IPCA	16,861	06/16
Evrecy	020/2008	100	30	07.17.25	4 years	2017	IGPM	13,367	06/16
Pinheiros	012/2008	100	30	10.15.38	5 years	2019	IPCA	10,410	06/16
Pinheiros	021/2011	100	30	12.09.41	5 years	2017	IPCA	5,971	06/16
Pinheiros	018/2008	100	30	10.15.38	5 years	2019	IPCA	5,577	06/16
Itaúnas	018/2017	100	30	02.10.47	5 years	2022	IPCA	47,200	06/16

Jointly-controlled subsidiaries
IEMadeira	013/2009	51	30	02.25.39	5 years	2019	IPCA	235,847	06/16
IEMadeira	015/2009	51	30	02.25.39	5 years	2019	IPCA	209,821	06/16
IEGaranhuns	022/2011	51	30	12.09.41	5 years	2017	IPCA	93,505	06/16
IENNE	001/2008	25	30	03.16.38	5 years	2018	IPCA	40,907	06/16
IESul	016/2008	50	30	10.15.38	5 years	2019	IPCA	11,306	06/16
IESul	013/2008	50	30	10.15.38	5 years	2019	IPCA	5,564	06/16
Paraguaçu	03/2017	50	30	02.10.47	5 years	2022	IPCA	106,613	06/16
Aimorés	04/2017	50	30	02.10.47	5 years	2022	IPCA	71,424	06/16

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

All service concession arrangements above provide for the right of indemnification on concession-related assets upon expiration thereof. Periodic tariff review arrangements provide for the right of indemnification on investments in expansions, reinforcements and improvements.

Law No. 12783/2013

On September 12, 2012, Provisional Executive Order No. 579/2012 (MP No. 579) was published to regulate the extension of electric power generation, transmission and distribution concessions granted before enactment of Law No. 8987 of 1995, and addressed by Law No. 9074 of 1995. On September 14, 2012, Decree No. 7805 was published to regulate MP No. 579.

Under MP No. 579,the companies that held electric power generation, transmission and distribution concessions that had been ended or would end within 60 months after publication of such MP, could have elected to terminate their concessions as of December 2012, and be granted an one-time extension, at the Granting Authority’s discretion for up to 30 years. However, for transmission activities, the extension would depend on express acceptance of the following main conditions, among others: i) revenue determined under ANEEL’s criteria; ii) amounts established for assets subject to indemnification; and iii) adopting the service quality standard established by ANEEL.

On November 1, 2012, the Ministry of Mines and Energy (MME) published Interministerial Ruling No. 580, which determined the indemnification attributable to the Company for energized facilities as from June 1, 2000 - New Investment (NI), in the amount R$2,891,291 related to Service Concession Arrangement No. 059/2001 (single arrangement covered by such MP), and Interministerial Ruling No. 579, which defined the RAP from January 1, 2013 onwards.

On November 29, 2012, Provisional Executive Order No. 591 (MP No. 591) was published as an amendment to MP No. 579 to authorize the payment of amounts related to existing non-depreciated assets on May 31, 2000

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(Existing Service - SE) by the Granting Authority.  In January 2013, MPs No. 579 and No. 591 were signed into Law No. 12783/2013.

At the Special General Meeting held on December 3, 2012, CTEEP’s shareholders unanimously approved the extension of service concession arrangement No. 059/2001.

On December 4, 2012, an amendment to Service Concession Arrangement No. 059/2001 was entered into by CTEEP, with an option to receive indemnification in connection with the New Investment (NI) assets, 50% of which in cash and 50% payable in installments, settled in 2015. Discussions as to the form of restatement are underway (Note 7).

On August 13, 2014, the Company filed the independent appraisal report on the SE assets that totaled R$5,186,018, which corresponds to investments at the New Replacement Value (VNR) adjusted for accumulated depreciation through December 31, 2012. The 47th Annual Public Meeting of ANEEL’s Board held on December 15, 2015 approved the assets for R$3,896,328, as defined in Order No. 4036/2015, published in the Federal Official Gazette on December 21, 2015. With a view to reversing the decision by the ANEEL Board, CTEEP filed a request for reconsideration of the asset amounts on December 30, 2015, which is still under analysis and inspection by ANEEL. As a continuation of this inspection process, a complementary inspection report was issued on February 7, 2017, which concludes as to the amount of R$4,094,440, base date December 31, 2012. Since this amount depends on ANEEL’s approval, it was not accounted for as of December 31, 2016.

On April 20, 2016, Administrative Ruling No. 120 was issued by the Ministry of Mines and Energy (MME), which established that the amounts approved by ANEEL through Order No. 4036/2015 relating to the facilities of the Existing Service (SE) should be part of the Regulatory Remuneration Base of electric power transmission companies for an estimated eight years following the 2017 tariff review process.

ANEEL Technical Note No. 336/2016, issued on October 6, 2016, presents a proposal for the regulation of MME Administrative Ruling No. 120, it was submitted to Public Hearing on October 14, 2016. The Technical Note regulates the methodology to calculate the cost of capital and the RAP to be added referring to the Existing System facilities, and determines amounts and terms for payment by concession operators, as mentioned in Note 7 (d).

ANEEL Technical Note No. 032/2015 SRD/ANEEL

ANEEL’s Board held an Annual Public Meeting on June 23, 2015 to approve the opening of public hearings from June 29 to August 31, 2015 to collect data and additional information for analysis of the proposal to transfer the Other Transmission Facilities (DIT) from electric power transmission companies to distribution companies, under ANEEL Technical Note No. 32/2015 (Administrative Proceeding No. 48500.004452/2014-60). DITs are facilities operating at 230 kV or less, and paragraph 46 of the mentioned Technical Note proposes the transfer of part of these facilities, which would entail payment of indemnification to the transmission companies affected.

In August 2015, the Company made its contributions to the Public Hearing, together with legal, technical and economic and financial opinions and reports. CTEEP challenged the grounds of ANEEL Note No. 32/2015, pointed out the consequences of a potential transfer of part of its DIT, and defined the criteria to be considered in order to keep the economic and financial balance of the concession, including a review of the indemnification calculation criteria.

On December 7, 2015, Opinion No. 786/2015/PF-ANEEL/PGF/AGU was issued by the Deputy Attorney General of ANEEL, challenging ANEEL’s competence to promote the compulsory transfer of DITs from transmission to distribution companies, and suggesting further consideration by the technical areas of a possible impairment of the financial and economic balance that this could have on the revenue of transmission companies.

In view of the comments received as provided for in Opinion No. 786/2015/PF-ANEEL/PGF/AGU, on April 26, 2016 ANEEL’s Board determined the opening of the second phase of the Public Hearing, with contributions

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

from April 28 to July 27, 2016. In this second phase, the scope of transfer was limited to DITs in the exclusive use of distribution companies.

Within the term established by ANEEL, the Company presented its contributions together with legal, technical and economic and financial opinions and reports, which presented the following particular arguments: (i) required maintenance of the economic and financial balance of the service concession arrangement of the transmission company; (ii) possible transfer of these facilities should be consensual and not compulsory, through the establishment of “regulation by incentive”; (iii) preservation in the transmission companies of the assets that have systemic functions, thus avoiding the possible return of the issue in the future, considering the possibility of transferring DITs with electro-energetic optimization.

On February 7, 2017, Regulatory Resolution No. 758 established the general provisions for transfer of certain exclusive DITs to distribution companies, as set out in the annex to said resolution.

Exclusive DITS liable for transfer will be merged into the distribution companies´ assets in the first ordinary tariff review subsequent to January 1, 2019.

According to Technical Note No. 170/2016, considering the list of facilities included in the annex of Regulatory Resolution No. 758/2017, the current RAP of these facilities is approximately R$6.0 million, against indemnification of approximately R$12.0 million. Any loss of revenue from the transfer of these DITs will correspond to the marginal cost of operation and maintenance, to be determined by ANEEL based on the tariff review.

Auction No. 008/2011 - ANEEL

On June 10, 2011, the consortium Extremoz, consisting of CTEEP (51%) and Companhia Hidro Elétrica do São Francisco - Chesf (49%), bought lot A of ANEEL auction No. 001/2011, in a public session held at BM&FBovespa, comprising LT Ceará-Mirim - João Câmara II, in 500 kV with 64 km; LT Ceará-Mirim - Campina Grande III, in 500 kV with 201 km; LT Ceará-Mirim - Extremoz II, in 230 kV with 26 km; LT Campina Grande III - Campina Grande II, with 8.5 km; SE João Câmara II 500 kV, SE Campina Grande III 500/230 kV and SE Ceará-Mirim 500/230 kV. On July 7, 2011, Extremoz Transmissora do Nordeste - ETN S.A. was incorporated, considering the same equity interest, in order to operate the concession service. Estimated project investment is R$622.0 million and RAP R$31.9 million, as of June 2011.

On March 20, 2015, Extremoz formally expressed to ANEEL CTEEP’s intention to withdraw from the consortium. ANEEL Authorizing Resolution No. 5218 of May 20, 2015 approved the transfer of equity control and established that the transaction should be completed within 120 days from the date of publication of the resolution. On December 10, 2015, approval was granted by the Brazilian Antitrust Enforcement Agency (CADE). On December 6, 2016, ANEEL’s approval was granted, pending authorization from the Ministry of Planning, Development and Management (DEST).

Auction No. 013/2015 — ANEEL (2nd phase)

On October 28, 2016, through ANEEL auction No. 013/2015, in a public session held at BM & FBOVESPA, the Company bought lot 21 independently, and lots 3 and 4 through the consortium Columbia and TAESA (Transmissora Aliança de Energia Elétrica S.A.). The Columbia consortium is formed by the Company (50%) and TAESA (50%).

Lot 21 comprises the following:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

Lot	Description	RAP bid (R$)	Estimated investments ANEEL (R$)	Term (months)	CTEEP interest

21	LT 345 kV Viana 2 — João Neiva 2, with 79 km; SE 345/138-13.8 kV João Neiva 2, (9+1Res) x 133 MVA; Static Compensator (-150/+150) Mvar.	47,200	297,819	60	100%

The project should be operating within 60 months from the concession contract date, signed on February 10, 2017.

Lots 3 and 4 comprise the following:

Lot	Description	RAP bid (R$)	Estimated investments ANEEL (R$)	Term (months)	CTEEP interest

3	LT 500 kV Poções III - Padre Paraíso 2 C2, with 338 km;	106,613	505,595	60	50%
4	LT 500 kV Padre Paraíso 2 - Governador Valadares 6 C2, with 208 km;	71,424	341,118	60	50%

Similar to lot 21, the project should be operating within 60 months from the concession contract date, signed on February 10, 2017.

2.                            Presentation of financial statements

2.1                     Basis of preparation and presentation

The consolidated financial statements identified as “CTEEP and its subsidiaries” have been prepared in compliance with the IFRS as issued by the International Accounting Standards Board — IASB.

The consolidated financial statements were prepared considering the historical cost, except when otherwise stated, as described in the accounting practices below. The historical cost is based on the fair value of the consideration paid in exchange for assets.

2.2                     Reclassification of certain expenses

(i)                           At December 31, 2015, balances referring to “general and administrative expenses” and “financial income and expenses” in the income statement for the year were reclassified for a better presentation of the foreign currency variation of contingencies.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

Income statements	Balances in 2015	Reclassifications	Balances in 2015 after reclassifications

General and administrative expenses	(217,875)	20,884	(196,991)
Financial income (expenses)	(4,472)	(20,884)	(25,356)

2.3                     Functional and reporting currency

The financial statements of the CTEEP and its subsidiaries are stated in Brazilian reais, which is the currency of the main economic environment in which these companies operate (“functional currency”).

2.4                     Significant accounting judgments, estimates and assumptions

Preparation of the consolidated financial statements requires that management make judgments using estimates and assumptions based on objective and subjective factors and legal advisors´ opinions to establish the proper amounts to be recorded regarding certain transactions that affect assets, liabilities, revenues and expenses. Actual results of these transactions could differ from the estimates.

These judgments, estimates and assumptions are reviewed at least annually and any adjustments are recognized in the period in which the estimates are reviewed.

Judgments, estimates and assumptions considered critical refer to the following matters: accounting for concession arrangements, timing of recognition of financial asset, determination of infrastructure and operating and maintenance revenues, definition of the effective interest rate of the financial asset, accrual of deferred tax assets or liabilities, analysis of credit risk and other risks to determine the need for provisions, including provision for tax, civil and labor contingencies.

•                      Accounting for concession arrangements (IFRIC 12)

In recognizing service concession arrangements, CTEEP and its subsidiaries performs analyses involving management’s judgment, in relation to applicability of service concession arrangements, determination and classification of expenses with implementation of infrastructure, expansion, reinforcements and improvements as financial assets. The accounting treatment for each concession arrangement of the CTEEP and its subsidiaries as well its characteristics are described in Notes 3.21 and 7.

•                      Timing of recognition of financial assets

The Company management assesses the timing for which financial assets are recognized based on the economic characteristics of each service concession arrangement. Subsequent additions to financial assets are recorded when the infrastructure implementation service related to expansion/improvement/reinforcement of the infrastructure representing potential additional revenue generation is rendered. The financial asset is recorded as infrastructure revenue, which is recognized according to expenses incurred. The concessions’ indemnable financial asset is identified upon completion of implementation of the infrastructure.

•                      Determination of the financial asset´s effective interest rate

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument. The interest rate is determined by concession arrangement and assessed individually by project. When an entity revises its estimates of payments, revenues or interest rates, the carrying

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

amount of the financial asset is adjusted to reflect actual and revised estimated cash flows, and the adjustment is recognized as revenue or expense in the income statement.

•                      Determination of infrastructure revenues

When the concessionaire provides infrastructure implementation services, the infrastructure revenue is recognized at fair value and the related costs are recognized as expenses related to the infrastructure implementation services provided and, consequently, the profit margin is calculated. In accounting for infrastructure revenues, the CTEEP and its subsidiaries management evaluates the primary responsibility for the provision of infrastructure implementation services, even in cases of outsourcing of services and costs of management and/or monitoring of the work, whereas the projects include enough margin to cover infrastructure implementation costs and charges. All the assumptions described are used to determine the fair value of the infrastructure implementation activities.

•                      Value of the concessions’ indemnable asset

As defined in the contracts, the termination of the concession will determine the return of the assets linked to the service to the Granting Authority, and calculations and evaluations are made, as well as determination of the indemnification payable to the concession operator, observing the amounts and dates of its inclusion in the electrical system (Notes 3.7 and 7).

•                      Determination of operation and maintenance revenue

When the operator renders operation and maintenance services, revenue is recognized at fair value, and related costs are recorded according to consideration for the services.

2.5                     Consolidation procedures

The consolidated financial statements include those of the CTEEP and its subsidiaries.

Control is obtained when the Company has the power to control the financial and operating policies of an entity to derive benefits from its activities.

Subsidiaries are fully consolidated from the date that full control starts until the date it ceases to exist.

At December 31, 2016, 2015 and 2014, interest held in subsidiaries was as follows:

	Financial statements reporting	% - Interest held
	date	12.31.2016		12.31.2015	12.31.2014
Subsidiaries
Interligação Elétrica de Minas Gerais S.A. (IEMG)	12.31.2016	100		100	100
Interligação Elétrica Pinheiros S.A. (Pinheiros)	12.31.2016	100		100	100
Interligação Elétrica Serra do Japi S.A. (Serra do Japi)	12.31.2016	100		100	100
Evrecy Participações Ltda. (Evrecy)	12.31.2016	100		100	100
Fundo de Investimento Referenciado DI Bandeirantes	12.31.2016	53	(*)	59	83
Fundo de Investimento Xavantes Referenciado DI	12.31.2016	38	(*)	59	90

(*) Includes both direct and indirect interests.

The following procedures were adopted in preparing the consolidated financial statements:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

•                  elimination of the subsidiaries’ equity;

•                  elimination of equity income; and

•                  elimination of asset and liability, revenue and expense balances among the consolidated companies.

The accounting practices were consistently applied in all the consolidated subsidiaries and the fiscal year of these subsidiaries is the same as that of the Company.

Non-controlling interests are shown as part of equity and net income, and are separately stated in the consolidated financial statements.

The jointly-controlled subsidiaries are accounted for under the equity method, in accordance with the IFRS issued by the International Accounting Standards Board — IASB.

At December 31, 2016, 2015 and 2014, interest held in associates was as follows:

	Financial statements reporting	% - Interest held
	date	12.31.2016	12.31.2015	12.31.2014

Jointly-controlled subsidiaries
Interligação Elétrica Norte e Nordeste S.A. (IENNE)	12.31.2016	25	25	25
Interligação Elétrica do Sul S.A. (IESul)	12.31.2016	50	50	50
Interligação Elétrica do Madeira S.A. (IEMadeira)	12.31.2016	51	51	51
Interligação Elétrica Garanhuns S.A. (IEGaranhuns)	12.31.2016	51	51	51

3.                            Summary of significant accounting policies

3.1                     Determination of profit and loss

Revenues and expenses are recorded on an accrual basis.

3.2                     Revenue recognition

Revenue is recognized in accordance with the provisions of IFRIC 12. The concessionaires should register and measure the revenue of the services provided in compliance with technical pronouncements IAS 11 - Construction Contracts and IAS 18 - Revenue (operation and maintenance services), even when provided under a single concession contract. The revenue of the Company is:

(a)                       Infrastructure revenue

Refers to the services of implementation, expansion and reinforcement of the electric power transmission facilities. They are recognized according to the stage of completion of the works and calculated adding federal VATs (PIS and COFINS) rates to the investment value, since the projects include sufficient margin to cover the construction costs plus certain expenses of the construction period, whereas much of its facilities is constructed through outsourced contracts with unrelated parties.

(b)                       Remuneration of concession assets

This refers to interest recognized by the straight-line method based on the effective interest rate on the amount receivable from infrastructure revenue and indemnification. The effective interest rate is calculated by discounting the estimated future cash flows over the expected life of the financial asset on the initial book value of this financial asset.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(c)                        Revenue from operation and maintenance

Refers to the operation and maintenance services of the electric power transmission facilities, with the objective of avoiding interruption of operation of these facilities.

3.3                     Current and deferred income and social contribution taxes

These are determined observing the applicable legal provisions, based on net income, adjusted by inclusion of non-deductible expenses, exclusion of non-taxable profit and inclusion and/or exclusion of temporary differences.

The Company selected the regime whereby taxable profit is computed based on annual accounting records (previously quarterly accounting records). Current and deferred income tax is calculated at a rate of 15%, plus 10% surtax on taxable profit exceeding R$240, whereas current and deferred social contribution tax is computed at a rate of 9% on net profit. These regimes allow the offset of income and social contribution tax losses, limited to 30% of taxable profit, if applicable. The subsidiaries Pinheiros, IEMG, Serra do Japi and Evrecy selected the regime whereby taxable profit is computed as a percentage of gross revenue.

Deferred tax assets arising from temporary differences were recorded in accordance with CVM Ruling No. 371, of June 27, 2002, and IAS 12 — Income Taxes, and consider the history of profitability and expected generation of future taxable profit based on technical feasibility study approved by management.

Recovery of the deferred tax asset balance is reviewed at least at each year-end, and when it is no longer likely that future taxable profit will be available to enable recovery of assets, fully or partially, the asset balance is adjusted for the amount expected to be recovered.

Deferred tax assets and liabilities are measured at applicable rates in the period in which liabilities are expected to be settled or assets realized, based on rates established in current tax legislation at each year-end, or when new legislation has been substantially approved.

Deferred tax assets and liabilities are only offset when there is the legal right to offset the current tax asset against the current tax liability, and when they refer to taxes administered by the same tax authority and the Company intends to settle the net value of its current tax assets and liabilities.

3.4                     Regulatory taxes and charges on revenue

(a)                       Sales taxes

Revenues, expenses and assets are stated net of sales taxes, except when incurred on the purchase of goods or services are not recoverable from the taxation authority, in which case such taxes are recognized as part of the cost of acquisition of the asset or of the expense item, as applicable.

(b)                       Regulatory fees

The sector charges, described below, are part of the government policies for the electric power sector and are all defined by the regulator. These amounts are established by ANEEL Resolutions or Orders, to be charged by the concession operators from consumers, through electric power supply fees, and are classified under regulatory charges payable in the statement of financial position.

(i)                Fuel Consumption Bill (CCC)

CCC was created by Decree No. 73102, of November 7, 1973 with the objective of reimbursing part of the total generation cost to meet the demand of the electric utility service in isolated systems. It includes costs related to the price of electric energy and associated power contracted by distribution agents, charges and taxes not recovered, provision of electric power service in remote regions and contracting of capacity reserve to ensure the supply of electric power. The amount is established annually by ANEEL based on the electric power used by consumer units connected to the transmission facilities. This amount is paid to Centrais Elétricas Brasileiras S.A.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

- Eletrobras (Eletrobras) and transferred to the consumer units through TUST (transmission system use tariff). According to article 23 of Law No. 12783/2013, as of January 1, 2013, the CCC is provided with CDE funds.

(ii)            Energy Development Account (CDE)

CDE was created by Law No. 10438, of April 26, 2002, in order to provide funds for: i) energy development of the states; ii) competitiveness of energy produced from wind power sources, small hydroelectric power plants, biomass, natural gas and coal, in areas served by interconnected electrical systems; iii) universalization of the electric power service throughout the Brazilian territory. The amount is set annually by ANEEL based on the electric power used by consumer units connected to the transmission facilities. This amount is paid to Eletrobras and transferred to the consumer units through TUST (transmission system use tariff).

(iii)        Alternative Energy Source Incentive Program (PROINFA)

PROINFA was established by Law No. 10438, of April 26, 2002, for the purpose of increasing the participation of alternative renewable sources in the production of electric power in the country, such as wind energy, biomass and small hydroelectric power plants. The amount is set annually based on estimated generation of electric power by the power plants that are part of PROINFA. It is paid to Eletrobras and transferred to the consumer units through TUST (transmission system use tariff).

(iv)         Global Reversion Reserve (RGR)

This charge was created by Decree No. 41019 of February 26, 1957 and refers to an annual amount established by ANEEL, paid monthly in twelve installments by the concession operators, for the purpose of providing funds for the expropriation of electric utility services, as well as to finance the expansion and improvement of these services. According to article 21 of Law No. 12783, as of January 01, 2013, concession operators of electric power transmission services with extended service concession arrangements under such regulation are not required to pay the annual RGR portion.

(v)             Research and Development (R&D)

The concession operators of distribution, transmission or generation of electric power, permittees of distribution of electric power and entities authorized to independently generate electric power, excluding, by exemption, those that generate power exclusively from wind, solar, biomass, qualified cogeneration and small hydroelectric plants, are required to make an annual investment of a percentage of net operating revenue in Technological R&D projects in the electric power sector, as set forth by ANEEL regulations.

(vi)         Electric Power Service Inspection Fee (TFSEE)

TFSEE was created by Law No. 9427/1996 and is imposed on the production, transmission, distribution and sale of electric power. It is equivalent to 0.5% of gross operating revenue, derived from the Basic Network and Other Transmission Facilities (DIT). According to article 29 of Law No. 12783 of January 11, 2013, TFSEE now corresponds to 0.4% of the annual economic benefit.

3.5                     Financial instruments

(a)                       Financial assets

(i)       Classification and measurement

These are classified as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets and loans and receivables, as appropriate. When an equity instrument is not quoted in an active market and its fair value may be reliably measured, it is measured at cost and tested for impairment.

The classification depends on the purpose of the financial assets and is determined upon initial recognition. All regular acquisitions or disposals of financial assets are recognized or derecognized based on the transaction date.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

Regular acquisitions or disposals correspond to acquisitions or disposals of financial assets that require delivery of assets within the period established by regulation or market practice.

The effective interest rate method is used to calculate the amortized cost of a debt instrument and allocate the interest income over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash receipts over the estimated life of the debt instrument or, when applicable, over a shorter period, to the net book value on the date of initial recognition. Revenue is recognized based on effective interest for debt instruments not classified as financial assets at fair value through profit or loss.

Financial assets and liabilities are offset and the net value is recognized in the statement of financial position when there is a legal right to offset the amounts recognized and the intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

•                      Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when they are held for trading or designated at fair value through profit or loss. Financial assets at fair value through profit or loss are stated at fair value and any resulting gains or losses are recognized in the income statement. Net gains or losses recognized in the income statement include dividends or interest earned on the financial assets, and is included under “Other gains and losses” in the income statement.

A financial asset is classified as held for trading if (i) acquired primarily to be sold in the short term; (ii) the initial recognition is part of an identified financial instruments portfolio that the Company manages jointly and has an actual recent pattern of short-term profits; or (iii) it is a derivative that has not been designated as an effective hedge instrument.

Financial assets other than those held for trading may be designated at fair value through profit or loss upon initial recognition if (i) such designation eliminates or significantly reduces an inconsistency in measurement or recognition that would otherwise arise; (ii) the financial asset is part of a managed group of financial assets or liabilities or both, and its performance is measured at fair value in accordance with the CTEEP and its subsidiaries documented risk or investment management strategy, and when the information on the grouping is provided internally on the same basis; or (iii) the financial asset is part of a contract containing one or more embedded derivatives and IAS 39 allow the combined contract to be fully designated at fair value through profit or loss.

At December 31, 2016, 2015 and 2014, financial assets classified in this category are related to cash equivalents and short-term investments.

•                      Loans and receivables

Loans and receivables are non-derivative financial assets, with fixed or determinable payments, not listed in an active market. They are recorded as current assets, except those maturing in over 12 months after the date of the statement of financial position, classified as non-current assets.

Loans and receivables are measured at amortized cost, using the effective interest rate method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when recognition of interest is immaterial.

At December 31, 2016, 2015 and 2014, the CTEEP and its subsidiaries financial assets classified in this category comprised mostly accounts receivable (concession assets) and Receivables — State Finance Department.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(ii)            Impairment of financial assets

Financial assets, except those designated at fair value through profit and loss, are evaluated for impairment indicators at the end of each reporting period. Impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset as a result of one or more events that occurred after the initial recognition, with an impact on the estimated future cash flows of the asset.

The book value of the financial asset is reduced directly by the impairment loss, except accounts receivable, the book value of which is reduced by an allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are recorded as a credit to the allowance. Changes in the book value of allowance are recognized in the income statement.

(iii)        Write-off of financial assets

The write-off (derecognition) of a financial asset takes place when the contractual rights to the asset’s cash flows expire, or when the rights to receive contractual cash flows on a financial asset are transferred in a transaction whereby substantially all risks and rewards of ownership of the financial asset are passed on.  Any participation that is created or retained by the CTEEP and its subsidiaries in such transferred financial assets is recognized as a separate asset or liability.

(b)                       Financial liabilities

Financial liabilities are classified at fair value through profit or loss when they are held for trading or designated at fair value through profit or loss. Other financial liabilities (including loans) are measured at amortized cost using the effective interest rate method.

3.6                     Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term investments.

For a short-term investment to be classified as cash equivalent it must be readily convertible into a known cash amount and involve low risk of change in its value. Consequently, an investment usually qualifies as cash equivalent when maturing in the short term, for instance, three months or less, as from the contract date.

3.7                     Accounts receivables (concession assets)

Financial assets classified as loans and receivables include amounts receivable related to infrastructure implementation services, revenue from remuneration of concession assets and operation and maintenance services, as well as the amount of the indemnifiable asset.

The indemnifiable asset recorded at the conclusion of the infrastructure implementation refers to the estimated portion of investments made and not amortized up to the end of the concession period in relation to which the Company will be entitled to receive cash or other financial assets at the end of the concession term. As defined in the contracts, the termination of the concession will determine the reversion of the assets linked to the service to the Granting Authority, and calculations and evaluations are made, as well as determination of the indemnification payable to the concession operator, observing the amounts and dates of its inclusion in the electrical system.

CTEEP and its subsidiaries considers that the accounts receivable - indemnable concessions represents the amount to which it is entitled at the end of the renewed concession, which corresponds to the New Replacement Value adjusted by accumulated depreciation of each item.

Considering that management constantly monitors the sector regulation, in case of changes that could alter the estimated asset indemnification amount, the accounting effects of these changes will be treated prospectively in the financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

3.8                     Inventories

Inventories are presented by maintenance supply items and measured at the lower of cost and net realizable value. Inventory costs are calculated by the average cost method.

3.9                     Investments in associates

CTEEP recognizes and presents investments in associates by the result of equity method.

3.10              Property, plant and equipment

PP&E items are substantially represented by administrative assets. Depreciation is calculated by the straight-line method considering the estimated useful life of the assets.

Others expenses are capitalized only when there is an increase in this item´s economic benefits. Any other type of expense is recognized in the income statement as an expense when incurred.

3.11              Intangible assets

Intangible assets acquired separately are measured at cost upon initial recognition.

The useful life of an intangible asset is either finite or indefinite: (i) finite intangible assets are amortized over their economic useful lives and are tested for impairment whenever there is any indication of loss in economic value, (ii) intangible assets with indefinite useful lives are not amortized, but are submitted to annual impairment tests, either individually or at the cash generating unit level.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the income statement when the asset is derecognized.

3.12              Lease

(a)                       CTEEP and its subsidiaries as lessee

•                      Operating lease

Operating lease payments are recognized as an expense under the straight-line method over the term of the agreement, except when another systematic basis is more representative to reflect the time when the economic benefits of the leased asset are consumed. Contingent payments arising from operating lease agreements are recognized as an expense in the period in which they incur.

•                      Finance lease

At the inception, finance lease agreements are recognized as an asset and liability for amounts equal to the fair value of the leased property or, if lower, for the present value of the minimum lease payments.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease, if it is practicable to determine such rate. Otherwise the incremental financing rate of the lessee is used. Any initial direct costs of the lessee are added to the amount recognized as asset.

3.13              Other current and non - current assets

These are presented at net realizable value.

Provisions are recorded for amounts deemed of unlikely realization of the assets at the statement of financial position date.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

3.14              Current and non - current liabilities

Current and non-current liabilities are stated at known or determinable amounts increased, where applicable, by the corresponding charges and monetary and/or exchange variations incurred to the statement of financial position date.

3.15              Provisions

Provisions are recognized when the company has a present obligations (legal or constructive) as a result of a past event, the likelihood of loss of which is probable and whose financial settlement amounts may be reliably estimated.

The provision recognized is the best estimate of the considerations required to settle the obligation at each year-end, considering the risks and uncertainties surrounding the obligation. When the provision is measured based on estimated cash flows to settle the obligation, the book value corresponds to the present value of such cash flows.

When the company expects some or all the economic benefits required to settle a provision to be recovered from a third party, an asset is recognized if, and only if, the reimbursement is practically certain and the amount may be reliably measured.

The provisions are quantified at the present value of the expected disbursement to settle the obligation, using the appropriate discount rate according to the liability-related risks. They are adjusted at the statement of financial position dates by the estimated amount of probable losses, based on their nature and supported by the opinion of the Company’s and its subsidiaries’ counsel.

The basis and nature of provisions for tax, civil and labor contingencies are described in note 20 (a).

3.16              Employee benefits

CTEEP sponsors supplementary retirement and death benefit plans for its employees, former employees and related beneficiaries, administered by FUNCESP, the objective of which is to supplement the Social Security benefits.

Defined contribution pension plan payments are recognized as an expense when the services that grant the right to these payments are provided.

For defined benefit plan, the valuation occurs on an annual basis and the effects of the remeasurement of Plan liabilities, which include actuarial gains and losses, effect of changes in the upper limit of the asset (if applicable) and the return on plan assets (excluding interest), are reflected immediately in the statement of financial position as a charge or credit recognized in other comprehensive income in the period in which they occur.

3.17              Dividends and interest on equity

The dividend recognition policy is in accordance with IAS 10, which determine that proposed dividends that are based on statutory obligations be recorded in current liabilities. The Company’s articles of incorporation establish a mandatory minimum dividend equivalent to 10% of paid-in capital, conditional upon the existence of sufficient profits.

The Company may pay interest on equity, which is deductible for tax purposes and considered part of the mandatory dividends, shown as allocation of income directly in equity.

3.18              Operating segments

Operating segments are defined as business activities from which stand-alone revenue can be generated and expenses incurred, with availability of individualized financial information, and whose stand-alone operating results are regularly reviewed by management in the decision-making process.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

In the CTEEP management´s understanding, although revenues are recognized for infrastructure implementation, and operation and maintenance activities, such revenues originate from concession contracts that have only one operating segment: electric power transmission.

3.19              Statement of Cash Flows

The cash flow statement was prepared using the indirect method and is presented in accordance with CVM Rule No. 547 of August 13, 2008.

3.20              Earnings per share (EPS)

The Company calculates earnings per share using the weighted average number of common shares and total preferred shares outstanding in the period corresponding to the income statement, in accordance with accounting pronouncement (IAS 33).

Basic earnings per share are calculated by dividing net income for the period by the weighted average number of shares issued. The calculation of diluted earnings is affected by instruments convertible into shares, as mentioned in Note 24 (e).

3.21              Service Concession Arrangements — (IFRIC 12)

The CTEEP adopt the provisions of IFRIC12 of the International Accounting Standards issued by IASB for classification and measurement of the concession activities. This Interpretation guides the concession operators on how to account for public service concessions to private entities.

For concession contracts qualified under IFRIC 12, the infrastructure implemented, expanded, reinforced or improved by the operator is not recorded as a fixed asset of the operator itself because the concession contract does not transfer to the concession operator the right to control the use of utility infrastructure. Only the transfer of ownership of these assets is provided to perform the public services, and such fixed assets are reversed to the grantor after termination of the respective contract. The concession operator has the right to operate the infrastructure to provide the public services on behalf of the grantor, under the conditions set forth in the contract.

Thus, under the terms of concession contracts within the scope of IFRIC 12, the concession operator acts as a service provider, implementing, expanding, reinforcing or improving the infrastructure (infrastructure implementation services) used to provide the public service, in addition to operating and maintaining such infrastructure (operation and maintenance services) over a given period. The concession operator records and measures revenue from services provided in accordance with IAS 11, as issued by IASB and IAS 18, as issued by IASB. If the concession operator performs more than one service (infrastructure implementation services or operation services, for instance) under a single contract, the remuneration received or receivable is allocated based on the relative fair values of the services provided if the amounts are separately identifiable. Accordingly, the matching entry for the infrastructure implementation services made to the concession assets is a financial asset, an intangible asset or both.

The financial asset originates to the extent that the operator has the unconditional contractual right to receive cash or another financial asset from the grantor for the infrastructure implementation services. The grantor has little or no option to avoid payment, usually because the contract is enforceable by law. The concession operator has the unconditional right to receive cash if the grantor guarantees in contract the payment of (a) pre-established or determinable amounts or (b) insufficiency, if any, of the amounts received from users of public services in relation to pre-established or determinable values, even if the payment is conditional upon the concession operator’s guarantee that the infrastructure meets specific quality or efficiency requirements. Intangible assets arise as the operator receives the right (authorization) to charge users of public services. This right does not constitute an unconditional right to receive cash because the amounts are conditional upon the use of the service by the public. If the concession operator’s infrastructure implementation services are partially recognized as

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

financial assets and partially as intangible assets, each component of the operator’s remuneration must be accounted for separately. The remuneration received or receivable from both components must be initially recorded at the fair value received or receivable.

The criteria used to adopt the interpretation of concessions held by the Company are described below:

Accounting Interpretation IFRIC 12 was considered applicable to all public-private service contracts to which the CTEEP and its subsidiaries are a party.

All concessions were classified according to the financial asset model, and the recognition of revenue and costs of works related to the formation of the financial asset through expenses incurred. The indemnifiable financial asset is identified when the implementation of the infrastructure is completed and included as compensation for the infrastructure implementation services.

As defined in the contracts, the termination of the concession will determine the return of the assets linked to the service to the Granting Authority, and the calculations and evaluations are made, as well as determination of the indemnification payable to the concession operator, observing the amounts and dates of the infrastructures’ inclusion in the concessions’ electrical system.

CTEEP and its subsidiaries determined the fair value of infrastructure implementation services considering that the projects include sufficient margin to cover infrastructure implementation costs and incident charges. The effective interest rate that remunerates the financial asset from infrastructure implementation services was determined considering the cash flow estimated for the asset with these characteristics.

The financial assets were classified as loans and receivables and the remuneration of concession assets calculated monthly is recorded directly in the income statement.

Revenues from infrastructure implementation and from financial assets - concessions  for the implementation of the infrastructure are subject to deferral of cumulative Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Contribution Tax on Gross Revenue for Social Security Financing (COFINS), recorded under “Deferred taxes” in non-current liabilities.

4.                            New and amended standards and interpretations not yet adopted

New pronouncements, amendments in existing pronouncements and new interpretations listed below were published and are mandatory for financial years beginning January 1, 2012 or later.

The new and/or revised standards and interpretations issued by IASB in 2016 are as follows:

(a)                       Standards and interpretations revised by IASB and not yet issued by CPC:

•             IFRS 14 — Regulatory Deferral Accounts

•             IFRS 11 — Accounting for Acquisitions of Interests in Joint Operations

•             IAS 16 and IAS 38 — Clarification of Acceptable Methods of Depreciation and Amortization

•             IAS 16 and IFRS 41 — Agriculture: Bearer Plants

•             IAS 27 - Equity Method in Separate Financial Statements

•             IFRS 7 — Financial Instruments: Disclosures

•             IAS 19 — Employee Contributions to Defined Benefit Plans

•             IAS 34 — Interim Financial Reporting

•             IAS 1 — Disclosure Initiative

•             IFRS 10, IFRS 12 and IAS 28 — Investment Entities: Applying the Consolidation Exception

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(b)                       New and revised standards and interpretations by IASB and not yet effective:

•             IFRS 9 – Financial Instruments

•             IFRS 14 – Regulatory Deferral Accounts

•             IFRS 15 – Revenue from Contracts with Customers

•             IFRS 2 – Share-based Payment

•             IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•             IAS 7 – Disclosure Initiative

•             IAS 12 - Recognition of Deferred Tax Assets for Unrealized Losses

•             IFRS 2 – Share-based Payment

•             IFRS 16 – Leases

Management of the CTEEP are in the process of analyzing the impacts of these pronouncements, however no material impacts on the financial statements are expected.

5.                            Cash and cash equivalents

	% of CDI	2016	2015 (unaudited)	2014 (unaudited)

Cash and banks		1,571	3,798	1,542
Cash equivalents
Bank Deposit Certificate (CDB)	92.0% to 100.0%	946	1,137	1,333
Repurchase agreements (a)	93.0% to 97.0%	1,843	1,194	1,821
Short-term deposits (b)	60.0% to 70.0%	164	6	—

		4,524	6,135	4,696

Cash equivalents are measured at fair value through profit or loss and have daily liquidity.

Company management’s analysis of the exposure of these assets to interest rate risks, among others, is disclosed in Note 31 (c).

(a)             Repurchase agreements are notes issued by banks, provided the issuing bank repurchases such notes and the customer sells it at predefined rates and periods, backed by private securities or government bonds registered with the Brazil’s OTC Clearing House (CETIP).

(b)             Federal Provision CP FICFI Investment Fund: administered by Banco Itaú-Unibanco, the portfolio of which is comprised of shares of Short-Term Federal FI Investment Fund, with daily liquidity and portfolio linked to government bonds.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

6.                            Short-term deposits

	% of CDI	2016	2015 (unaudited)	2014 (unaudited)

Investment funds	101.62% to 103.5%	336,138	440,054	479,601

		336,138	440,054	479,601

CTEEP concentrate their financial investments in investment funds, which refer to highly liquid investment fund shares, readily convertible into a known cash amount, irrespective of the maturity of the fund assets.

Investment funds are:

•                                Fundo de Investimento Referenciado DI Bandeirantes (Bandeirantes Investment Fund by reference to Interbank Deposit - DI): fund established for exclusive investment by the CTEEP, administered by Banco Bradesco, the portfolio of which is comprised of shares of Coral Investment Fund by reference to Interbank Deposit (DI). The CTEEP balance at December 31, 2016 was R$207,025 (in 2015 and 2014 (unaudited) amount of R$183,806 and R$258,001, respectively).

•                                Fundo de Investimento Xavantes Referenciado DI (Xavantes Investment Fund by reference to Interbank Deposit - DI): fund established for exclusive investment by the Company, its subsidiaries and jointly-controlled subsidiaries, administered by Banco Itaú-Unibanco, the portfolio of which is comprised of shares of Special Investment Fund by reference to Interbank Deposit (DI) (Corp by reference to DI merged by Special DI). The CTEEP balance at December 31, 2016 was : R$129,113 (in 2015 and 2014 (unaudited) amount of R$256,248 and 221,600, respectively).

Coral and Special Investment Funds by reference to Interbank Deposit (DI) have daily liquidity, irrespective of assets, as established in the regulations of Bandeirantes and Xavantes Funds. The portfolios at December 31, 2016 are mostly composed of investments in repo operations in federal government bonds, financial bills, debentures, floating rate CDBs and demand deposits, as shown below.

	Coral by reference to DI	Special DI

Government bonds (over)	52.6%	43.9%
Financial bill	24.9%	28.4%
Financial Treasury Bill	16.7%	22.9%
Debentures	5.5%	2.9%
CDB	0.00%	1.3%
Others	0.3%	0.6%

CTEEP management’s analysis of the exposure of these assets to interest rate risks, among others, is disclosed in Note 31 (c).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

7.                            Accounts receivables (concession assets)

	2016	2015 (unaudited)	2014 (unaudited)

O&M
Accounts receivables - O&M services (a)	92,577	158,656	142,042

	92,577	158,656	142,042
Financial asset
Accounts receivables — infrastructure implementation (b)	2,443,191	2,111,192	1,697,446
Accounts receivables - indemnable concessions (c)	101,568	86,085	78,268
Accounts receivables - Law No. 12783 — NI (d)	—	—	486,850
Accounts receivables - Law No. 12783 — SE (d)	8,809,488	1,490,996	1,490,996

	11,354,247	3,688,273	3,753,560

	11,446,824	3,846,929	3,895,602

Current	1,221,016	319,961	729,946

Non - current	10,225,808	3,526,968	3,165,656

(a)                       O&M - Operation and Maintenance refers to the portion of monthly billing reported by ONS allocated for compensation for operation and maintenance services, receivable within 30 days, on average.

(b)                       Receivables from infrastructure implementation, expansion, reinforcement and improvement services of electric power transmission facilities up to the termination of each service concession arrangement in force, of which the CTEEP and its subsidiaries are signatories, adjusted to present value and remunerated by the effective interest rate.

(c)                        Indemnable Concessions - these refer to the estimated portion of investments made and not amortized up to the termination of the service concession arrangements in force and for which the CTEEP and its subsidiaries will be entitled to receive cash or other financial asset, upon termination of the service concession arrangements.

(d)                       Accounts receivables - Law No. 12783 - refers to the amount receivable related to investments of concession contract No. 059/2001, which was extended under Law No. 12783, whose right to receive was subdivided into NI (assets built after year 2000) and SE:( (assets built before year 2000)

Indemnification referring to NI facilities corresponds to the original amount of R$2,949,121, as defined in Interministerial Ruling No. 580. Fifty per cent (50%) of this amount was received on January 18, 2013 and the remaining 50% was divided into 31 monthly installments for which the monetary adjustment method has not yet been defined. ANEEL, Eletrobras and the Federal Audit Court (TCU) reviewed the amounts transferred as indemnification of the NI facilities to all concession operators and, in their understanding, there were errors in the monetary adjustment calculation, leading to overpayments to the concession operators. Based on independent economic report and the legal advisor´s opinion, the CTEEP believes that it is entitled to

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

receive monetary compensation and arrears interest regarding delayed installments. However, once these discussions are in the initial stages, management considered it appropriate to record a liability according to the amount presented in a letter of collection issued by Eletrobras, of R$24,513, while the discussion is  in progress. The amount is recognized under “other”, in current liabilities.

The amount referring to SE facilities, on September 30, 2016, was remeasured according to the conditions set forth in Administrative Ruling No. 120/16 and amounts regulated by ANEEL Technical Note No. 336/2016. The CTEEP management, based on the amounts and deadlines disclosed in ANEEL Technical Note No. 336/2016, and even considering that such Technical Note may change during the Public Hearing process, currently underway at ANEEL, prepared its best estimate for recognition of the opening balance on September 30, 2016, and as of this date the amount referring to SE facilities was treated as a financial asset with a specific term and effective interest rate, according to its characteristics. The assumptions used for the opening balance are as follows:

	Technical Note No. 336/2016 (*) — as of July 2017	Company estimate — as of September 2016

Net remuneration base at December 31, 2012	3,896,328	3,896,328
Addition to the Regulatory Remuneration Base (BBR)	July 2017	July 2017
Deadline for payment of the revenue portion of January 2013 to June 2017	8 years	8 years
Deadline for payment of the remaining portion	6.3 years	6.3 years
CAAE (**) + cost of capital from January 2013 to June 2017	5,711,454	4,457,994
Remaining CAAE (**)	3,114,951	3,348,965
RAP for the period from January 2013 to June 2017	943,183	906,503
RAP for the remaining period	811,316	778,887
PIS and COFINS increase to 9.25%, according to current legislation	—	9.25%

 (**) CAAE — Annual Cost of Electric Assets

Based on the estimate of the RAP amounts as of September 2016, the CTEEP reviewed the cash receipt flows and remeasured the financial asset related to SE facilities on September 30, 2016, which resulted in R$8,602,710, with an impact of R$7,111,714 on the financial asset, R$6,315,963 on net operating revenue (R$795,751 related to deferred PIS and COFINS), R$2,147,428 on provision for deferred income and social contribution taxes and R$4,168,535 on net income. Additionally, this financial asset - concessions in the fourth quarter of 2016 generated revenue of R$206,778, recorded as remuneration of concession assets and will continue to be adjusted until the end of the concession period.

Based on the opinion of its legal advisors, the CTEEP understands that revenue arising from this operation should be subject to PIS, COFINS, IRPJ and CSSL, upon effective receipt.

(*) On February 21, 2017, ANEEL Board of Directors approved the result of Public Hearing No. 068/2016, created to include the effects of Administrative Ruling MME No. 120/2016, which regulates Law No. 12783/2013. The Company´s preliminary analysis of this Public Hearing indicates that there are no significant effects on the estimates recorded in accounting. Accordingly, no changes were recognized in the financial statements as of December 31, 2016.

The aging list of accounts receivables is as follows:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

	2016	2015 (unaudited)	2014 (unaudited)

Falling due	11,435,913	3,834,981	3,864,576

Overdue
Within 30 days	242	167	307
From 31 to 60 days	94	147	205
From 61 to 360 days	1,147	2,610	1,475
More than 361 days (i)	9,428	9,024	29,039

	10,911	11,948	31,026

	11,446,824	3,846,929	3,895,602

(i)        Certain system members are challenging balances billed in connection with the Basic Electric Power Grid. By virtue of this challenge, judicial deposits were made by such members. CTEEP billed the amounts in line with regulators’ authorizations. Therefore, it does not record any provision for losses related to such challenges.

CTEEP has no history of losses on accounts receivable, which are secured by bank  guarantees provided to Brazil’s National Electric System Operator (ONS) or directly to  CTEEP by customers. Therefore, it did not recognize allowance for doubtful accounts.

Changes in accounts receivable:

Balances in 2013 (unaudited)	3,968,342

Infrastructure revenue (Note 25.1)	265,058
Remuneration of concession assets (Note 25.1)	207,457
Revenue from Operation & Maintenance (Note 25.1)	740,613
Adjustment of receivables and IPCA/WACC indemnity	78,568
Receivables from NI indemnity	(493,445)
Receipts	(870,991)

Balances in 2014 (unaudited)	3,895,602

Infrastructure revenue (Note 25.1)	278,685
Remuneration of concession assets (Note 25.1)	311,647
Operation and maintenance revenue (Note 25.1)	829,551
Transfer of concession contract No. 143/2001 (Note 12 (a) (i))	—
Gain on recognition of accounts receivables - IPCA/WACC indemnification	53,733
Receipts — accounts receivables — indemnification NI	(540,583)
Monetary adjustment — non - current credit	11,073
Receipts	(992,779)

Balances in 2015 (unaudited)	3,846,929

Infrastructure revenue (Note 25.1)	171,902
Remuneration of concession assets (Note 25.1)	7,743,248
Operation and maintenance revenue (Note 25.1)	835,786
Receipts	(1,151,041)

Balances in 2016	11,446,824

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

8.                            Receivables - State Finance Department

	2016	2015 (unaudited)	2014 (unaudited)

Payroll processing - Law No. 4819/58 (a)	1,412,518	1,245,622	1,087,560
Labor claims - Law No. 4819/58 (b)	254,095	236,553	230,797
Provision for losses on realization of receivables (c)	(516,255)	(516,255)	(516,255)
Family allowance - Law No. 4819/58 (d)	2,218	2,218	2,218
Provision for losses on realization of receivables - family allowance (d)	(2,218)	(2,218)	(2,218)

	1,150,358	965,920	802,102

(a)                       These refer to receivables to settle the payroll portion of the supplementary retirement plan governed by State Law No. 4819/58, from January 2005 to December 2016 (Note 33). The increase over the previous year is related to compliance with the decision handed down by the 49th Labor Court, whereby CTEEP, in the capacity of the party served, monthly pays on the amounts to Funcesp for processing of retirees´ payment.

(b)                       These refer to certain labor claims settled by CTEEP, relating to retired employees under State Law No. 4819/58, which are the responsibility of the São Paulo State Government, and the Company has the right to be reimbursed for.

(c)                        The provision was based on the extension of the period of expected realization of part of accounts receivable from the State of São Paulo and on the status of litigation. CTEEP monitors the progress of this issue and regularly reviews the provision, evaluating the need for supplementing or reversing the provision based on legal events that may change the opinion of its advisors. Until December 31, 2016, no events occurred that would indicate the need to change the provision.

(d)                       CESP made advances for payment of monthly expenses relating to family allowance, arising from State Law No. 4819/58 benefits, which were transferred to CTEEP upon CESP spin-off. Considering the likelihood of loss, the corresponding provision for losses totals R$2,218.

9.                            Taxes and taxes recoverable

	2016	2015 (unaudited)	2014 (unaudited)

Income tax recoverable paid in advance	594	633	121
Social contribution tax paid in advance	73	53	53
Income Tax (IRRF) recoverable	1,053	1,689	5,816
Social contribution tax (CSRF) recoverable	30	53	330
COFINS	5,104	2,354	22,996
PIS	1,108	511	4,791
Others	601	470	373

	8,563	5,763	34,480

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

10.                     Tax benefit — goodwill

The tax benefit paid by ISA Capital on the acquisition of shareholding control of CTEEP is based on projected earnings during the term of concession arrangements 059/2001 and 143/2001 and derives from the acquisition of the concession right granted by the Concession Grantor, as set forth in item b, paragraph 2, article 14 of CVM Instruction 247, of March 27, 1996, including the changes introduced by CVM Instruction 285 of July 31, 1998.

In order to prevent the amortization of tax benefit from adversely affecting the flow of dividends to shareholders, a Provision for Maintenance of Equity Integrity (PMIPL) of the merging company and a Special Goodwill Reserve on Merger (Note 24 (c)) was recognized, as set forth in CVM Instruction 349, of March 6, 2001.

Tax benefit amortization, net of reversal of the provision and the related tax credit, does not affect profit or loss for the year or the dividend calculation basis.

Tax benefit as of December 31, 2007 was R$689,435, and was amortized through July 2015, in monthly installments, as authorized under ANEEL Resolution 1.164, of December 18, 2007, as follows:

	Amortization - % p.a.
	Concession contract
Year	059/2001	143/2001	Total

2008 to 2012	12.20	0.10	12.30
2013 to 2015	12.73	0.02	12.75
2016 to 2031	—	0.25	0.25

For the purpose of better presentation of the CTEEP financial position in the financial statements, the net amount of R$30,473, which, in essence, corresponds to the merged tax credit, was classified in non-current assets, in the balance sheet, as tax benefit, based on expected realization.

Changes in the year ended December 31, 2014 are as follows:

	Tax benefit	Provision	Net

Balances in 2013 (unaudited)	177,531	(117,172)	60,359

Realization in the year	(87,903)	58,017	(29,886)

Balances in 2014 (unaudited)	89,628	(59,155)	30,473

Amortization is recorded in the income statement, in line item “Others revenues (expenses), net” (Note 28).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

11.                     Guarantees and restricted deposits

Guarantees and restricted deposits are recorded in non - current assets, given the uncertainties around the outcome of the related litigation.

Deposits are recognized at nominal value and adjusted for inflation. Breakdown of the balance is as follows:

	2016	2015 (unaudited)	2014 (unaudited)

Judicial deposits
Labor (Note 21 (a) (i))	53,922	54,711	51,525
Social security - INSS (Note 21 (a) (iv))	3,531	3,261	1,226
PIS/COFINS (a)	5,599	2,049	—
Others	327	287	—
Notices served - ANEEL (b)	6,796	5,960	9,602

	70,175	66,268	62,353

(a)                       In March 2015, through Decree No. 8426/15, the PIS/COFINS rate applicable on financial income was reinstated at 4.65% effective from July 1, 2015. CTEEP legally sought to avoid such taxation based on the fact that the levy could only be required by Law as defined in item I, article 150 of the Federal Constitution, and that Decree No. 8426/15 also violates the principle of non-cumulative taxation established in paragraph 12 of article 194. Judicial deposits made until December 31, 2016 total R$5,599.

(b)                       These refer to deposits for the purpose of voiding ANEEL notices which the CTEEP has been challenging.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

12.                     Investments in associates

(a)                       Investments in jointly controlled entities

	Reporting date	Number of common shares held	Interest in paid- in capital - %	Capital Investment	Assets	Liabilities	Equity	Gross revenue	Net income

IENNE	2016	81,821,000	25.0	327,284	766,043	346,471	419,572	91,367	30,601
	2015	81,821,000	25.0	327,284	719,556	330,585	388,971	83,227	29,535
	2014	81,821,000	25.0	327,284	679,073	319,638	359,435	63,558	15,662

IESul	2016	105,758,499	50.0	211,515	330,972	91,649	239,323	41,527	10,502
	2015	104,128,499	50.0	208,257	307,089	81,526	225,563	24,763	3,892
	2014	100,928,499	50.0	201,857	297,642	82,370	215,272	44,274	2,416

IEMadeira	2016	717,060,000	51.0	1,406,000	5,756,230	3,376,285	2,379,945	939,262	407,684
	2015	717,060,000	51.0	1,406,000	5,302,355	3,299,094	2,003,261	681,973	242,306
	2014	717,060,000	51.0	1.406,000	5,004,698	3,186,545	1,818,153	619,313	131,660

IEGaranhuns	2016	290,700,000	51.0	570,000	1,335,532	573,564	761,968	239,865	91,935
	2015	289,935,000	51.0	568,500	1,178,434	509,901	668,533	300,738	55,681
	2014	168,300,000	51,0	330,000	890,957	516,605	374,352	351,685	36,539

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

Jointly controlled investments

Interligação Elétrica Norte e Nordeste S.A. (IENNE)

IENNE was incorporated on December 3, 2007 for the purpose of exploring the public electric power transmission service, particularly Colinas (Tocantins) - Ribeiro Gonçalves (Piauí) and Ribeiro Gonçalves - São João do Piauí (Piauí) transmission lines, both operating at 500 kV, extending over 720 km (Service Concession Arrangement No. 001/2008 - Note 1.2).

In 2011, IENNE obtained authorization and became operational.

Interligação Elétrica Sul S.A. (IESul)

IESul was incorporated on July 23, 2008 for the purpose of exploring the public electric power transmission service, particularly the transmission lines and substations purchased in Lots F and I of ANEEL Auction No. 004/2008.

Nova Santa Rita - Scharlau transmission line and Scharlau substation (Service Concession Arrangement No. 013/2008) became operational on December 6, 2010.

Forquilhinha substation, Jorge Lacerda B - Siderópolis transmission line and Joinville Norte - Curitiba transmission line (Service Concession Arrangement No. 016/2008) became operational on October 10, 2011, August 21, 2012, and August 10, 2015, respectively.

Interligação Elétrica do Madeira S.A. (IEMadeira)

IEMadeira was incorporated on December 18, 2008 for the purpose of exploring the public electric power transmission service, particularly the transmission lines and substations purchased in Lots D and F of ANEEL Auction No. 007/2008.

The Porto Velho - Araraquara transmission line (Service Concession Arrangement No. 013/2009) became operational on August 1, 2013. The Inverter and Rectifier stations (Service Concession Arrangement No. 015/2009) became operational on a provisional basis on May 12, 2014. The concession assets referring to this contract were declared free of impediments in August 2014. Due to the existence of impediments of other agents (related to the non-conclusion of the joint studies on the integrators in the ONS electrical studies simulator), a reducing factor corresponding to 10% of revenue associated with the contract has been applied.

Commissioning tests at the Conversion Stations of Araraquara and Porto Velho are in their final stage, and the full commercial operation and issue by ONS of the Definitive Term of Approval are scheduled for the first half of 2017.

Interligação Elétrica Garanhuns S.A. (IEGaranhuns)

IEGaranhuns was incorporated on October 7, 2011 for the purpose of exploring the public electric power transmission service, particularly the transmission lines and substations purchased in Lot L of ANEEL Auction No. 004/2011.

Luiz Gonzaga-Garanhuns (AL-PE), Garanhuns-Pau Ferro (PE), Garanhuns-Campina Grande III (PE-PB) and Garanhuns-Angelim I (PE) transmission lines, as well as Garanhuns (PE) and Pau Ferro (PE) substations, became operational substantially in December 2015 and are complete since March 2016.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(b)           Changes in investments in jointly controlled investments

	IENNE	IESul	IEMadeira	IEGaranhuns	Total

Balances in 2013	85,943	93,728	791,903	103,435	1,075,009

Capital payment	—	12,700	84,150	68,850	165,000
Dividends receivable	—	—	(15,945)	—	(15,945)
Result of equity method	3,916	1,208	67,146	18,635	90,905

Balances in 2014	89,859	107,636	927,254	190,920	1,315,669

Capital payment	—	3,200	—	121,635	124,835
Dividends receivable	—	—	(29,170)	—	(29,170)
Result of equity method	7,384	1,946	123,579	28,397	161,306

Balances in 2015	97,243	112,782	1,021,663	340,952	1,572,640

Capital payment	—	1,629	—	765	2,394
Dividends receivable	—	—	(15,810)	—	(15,810)
Result of equity method	7,650	5,250	207,919	46,887	267,706

Balances in 2016	104,893	119,661	1,213,772	388,604	1,826,930

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

13.                     Property, plant and equipment

These assets consist of administrative assets used by the CTEEP not related to the service concession arrangements.

	2016			2015 (unaudited)	2014 (unaudited)	Average annual depreciation rates
	Cost	Accumulated depreciation	Net	Net	Net	-%

Land	2,060	—	2,060	2,060	2,060	—
Machinery and equipment	5,304	(1,667)	3,637	3,481	1,187	6.33%
Furniture and fixtures	7,442	(5,433)	2,009	1,913	2,120	6.24%
IT equipment	14,849	(8,444)	6,405	3,544	4,938	11.3%
Vehicles	10,586	(2,050)	8,536	9,838	10,854	14.1%
Others	3,748	(938)	2,810	2,358	3,394	4.0%

	43,989	(18,532)	25,457	23,194	24,553

Changes in property, plant and equipment are as follows:

	2013 (unaudited)	Additions	Depreciation	Write-offs	2014 (unaudited)

Land	2,060	—	—	—	2,060
Machinery and equipment	1,058	284	(139)	(16)	1,187
Furniture and fixtures	2,098	321	(296)	(3)	2,120
IT equipment	4,125	2,994	(2,181)	—	4,938
Vehicles	194	10,867	(119)	(88)	10,854
Others	835	2,879	(4)	(316)	3,394

	10,370	17,345	(2,739)	(423)	24,553

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

	2014 (unaudited)	Additions	Depreciation	Write-offs/ transfers	2015 (unaudited)

Land	2,060	—	—	—	2,060
Machinery and equipment	1,187	328	(214)	2,180	3,481
Furniture and fixtures	2,120	—	(303)	96	1,913
IT equipment	4,938	370	(2,121)	357	3,544
Vehicles	10,854	—	(528)	(488)	9,838
Others	3,394	1,486	(2)	(2,520)	2,358

	24,553	2,184	(3,168)	(375)	23,194

	2015 (unaudited)	Additions	Depreciation	Write-offs/ transfers	2016

Land	2,060	—	—	—	2,060
Machinery and equipment	3,481	441	(280)	(5)	3,637
Furniture and fixtures	1,913	427	(305)	(26)	2,009
IT equipment	3,544	4,205	(1,340)	(4)	6,405
Vehicles	9,838	208	(1,509)	(1)	8,536
Others	2,358	486	(2)	(32)	2,810

	23,194	5,767	(3,436)	(68)	25,457

14.                     Intangible assets

R$18,219 represents mostly expenditures related to upgrading ERP-SAP and software license, amortized on a straight-line basis over 5 years.

R$20,576 represents concession assets from the acquisition of subsidiary Evrecy, based on expected profits to be generated over the concession period. The concession assets are amortized over the subsidiary’s service concession arrangement period, which expires on July 17, 2025, under the terms of item b, paragraph 2, article 14 of CVM Ruling No. 247 of March 27, 1996, as amended by CVM Ruling No. 285 of July 31, 1998.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

Changes in intangible assets:

Balances in 2013 (unaudited)	46,069

Additions	18,564
Amortization	(8,611)

Balances in 2014 (unaudited)	56,022

Additions	1,335
Amortization	(7,848)

Balances in 2015 (unaudited)	49,509

Additions	5,721
Write-offs	(5,272)
Amortization	(8,115)

Balances in 2016	41,843

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

15.                     Loans and financing

Detail of loans and financing is as follows:

Local currency	Index / Interest rate	Internal Rate of Return (IRR) p.a.	Maturity	2016	2015 (unaudited)	2014 (unaudited)

BNDES (a) (i)	TJLP + 1.8% p.a.	9.9%	03.15.2029	231,010	246,316	175,751
BNDES	3.5% p.a.	4.8%	01.15.2024	72,291	82,538	64,154
BNDES	TJLP + 1.8% p.a.	8.8%	06.15.2015	—	—	28,129
BNDES	TJLP + 2.3% p.a	8.4%	06.15.2015	—	—	46,901
BNDES	TJLP	8.6%	03.15.2029	1,918	—	—
BNDES	TJLP + 2.1% p.a.	8.9%	02.15.2028	6,005	6,451	6,942
BNDES	3.5% p.a.	3.8%	04.15.2023	11,471	13,282	15,072
BNDES	TJLP + 2.6% p.a.	9.4%	05.15.2026	33,965	37,132	40,548
BNDES	5.5% p.a.	5.8%	01.15.2021	41,043	51,092	60,999
BNDES	TJLP + 1.9% p.a.	8.8%	05.15.2026	35,577	38,796	42,327
BNDES	TJLP + 1.5% p.a.	8.4%	05.15.2026	30,743	33,525	36,575
BNDES	TJLP + 2.4% p.a.	9.1%	04.15.2023	32,786	37,425	42,358
BNDES / Finame PSI	4.0% p.a.	4.1%	08.15.2018	128	204	281
BNDES / Finame PSI (b)	6.0% p.a.	6.0%	11.18.2019	6,723	9,029	10,346
Eletrobras	8.0% p.a.	8.0%	11.15.2021	154	196	240
Finance lease agreements				337	323	2,007

Total in local currency				504,151	556,309	572,630

Current				71,679	71,070	132,050

Non - current				432,472	485,239	440,580

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(a)           BNDES

(i)      On December 23, 2013, CTEEP entered into a loan agreement with the Brazilian Development Bank (BNDES), as amended on December 30, 2014, to borrow R$391,307, R$284,136 at a cost of TJLP + 1.80% p.a., R$1,940 at a cost of TJLP, and R$105,231 at a cost of 3.50% p.a. This loan is intended for implementation of the Multiannual Investment Plan relating to the period 2012-2015, comprising construction works for modernization of the electric power transmission system, system improvements, reinforcement and implementation of new systems, as well as implementation of social investments within the community. The amounts of R$124,124, R$26,900, R$89,000, R$30,000, R$73,877, R$660 and RS$1,253 were released to the Company on January 29, June 26, and December 26, 2014, on April 14 and December 18, 2015, and on June 21 and December 9, 2016, respectively.

Interest was charged on a quarterly basis and then monthly as of April 2015. The principal of this debt is amortized in 168 equal and consecutive monthly installments beginning on April 2015. CTEEP provided BNDES a letter of credit to guarantee the loan.

For 2016, the agreement has the following maximum financial covenants, calculated on an annual basis: Net debt/Adjusted EBITDA < 4.5 and Net Debt/(Net Debt + Equity) < 0.6.

For calculation of said ratios, CTEEP consolidates all subsidiaries and jointly-controlled subsidiaries (proportionally to the interest held), provided it holds equity interest equal to or higher than 10%.

On November 18, 2008, the CTEEP entered into a loan agreement for R$329,137 with BNDES. Repayment is in 54 monthly installments beginning January 2011. Until the beginning of repayment, charges were paid on a quarterly basis. This agreement was liquidated on June 15, 2015.

On September 17, 2007, CTEEP entered into a loan agreement with BNDES for R$764,215, reduced to R$601,789 in December 2008. This amount accounts for 70% of the total investment for system improvements, reinforcements, modernization of the current transmission system and new projects, and is part of the 2006/2008 Multiannual Investment Plan. Principal amortization is 78 monthly installments as from January 2009. This agreement was liquidated on June 15, 2015.

(b)           BNDES/Finame PSI

On November 4, 2014, the CTEEP entered into 18 loans with Banco Santander totalizing R$10,346, subject to a fixed rate of interest of 6.0% p.a., using the BNDES Finame PSI credit facility (BNDES Investment Support Program). This credit facility will finance machinery and equipment. The first draw on this facility of R$10,096 was made by Santander to suppliers on December 30, 2014. The second draw was made on January 21, 2015 and the last one on January 26, 2015.

Costs incurred in the operations totaled R$1,997. The costs to be appropriated at December 31, 2016 is R$1,134.

The maturity schedule of the non - current portions is as follows:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

	2016	2015 (unaudited)	2014 (unaudited)

2016	—	—	48,850
2017	—	57,637	48,839
2018	57,984	57,481	48,675
2019	57,680	57,209	48,402
2020	55,512	55,091	46,280
2021	47,230	46,810	37,899
2022	46,463	46,042	37,130
2023 to 2027	143,843	141,734	108,766
2028 to 2032	23,760	23,235	15,739

	432,472	485,239	440,580

Changes in loans and financing are as follows:

Balances in 2013 (unaudited)	501,837

Additions	251,236
Payment of principal	(177,027)
Payment of interest	(40,127)
Monetary restatement loss	36,711

Balances in 2014 (unaudited)	572,630

Additions	103,877
Payment of principal	(120,211)
Payment of interest	(41,190)
Monetary restatement loss	41,203

Balances in 2015 (unaudited)	556,309

Additions	2,137
Payment of principal	(58,045)
Payment of interest	(43,798)
Monetary restatement loss	47,548

Balances in 2016	504,151

CTEEP is guarantor to loan agreements of its subsidiaries and jointly-controlled subsidiaries, limited to the interest held, as shown below:

Subsidiary	Interest held in subsidiary	Bank	Type of debt	Debt balance at 12/31/2016	Type of guarantee	Balance guaranteed by CTEEP	Guarantee termination date
IEMG	100%	BNDES	FINEM	32,786	None	32,786	—
Serra do Japi	100%	BNDES	FINEM	66,320	None	66,320	—
Pinheiros	100%	BNDES	FINEM and PSI	17,476	None	17,476	—
Pinheiros	100%	BNDES	FINEM and PSI	75,008	None	75,008	—
IESul	50%	BNDES	FINEM and PSI	10,828	Letter of credit	5,414	09.24.2018
IESul	50%	BNDES	FINEM and PSI	16,444	Letter of credit	8,222	07.31.2017
IENNE	25%	Banco do Nordeste	FNE	191,959	Letter of credit	47,990	06.01.2017
IENNE	25%	Banco do Brasil	Overdraft facilities	15,632	None	3,908	—
IEMadeira	51%	Banco da Amazônia	Bank Credit Bill	310,899	Letter of credit	158,558	06.30.2017
IEMadeira	51%	BNDES	FINEM and PSI	1,510,013	Letter of credit	770,107	06.30.2017
IEMadeira	51%	Itaú/BES	Infrastructure debentures	497,022	Counter guarantee	253,481	06.30.2017
IEGaranhuns	51%	BNDES	FINEM and PSI	313,777	Letter of credit	160,026	09.20.2018

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

Financing agreements between subsidiaries and BNDES require recognition and maintenance of a reserve account for debt services in an amount corresponding to, at least, three to six times the last financing installment fallen due, including principal and interest, classified under “Restricted cash” as a non-current asset in the consolidated statement of financial position.

BNDES agreements and debentures of subsidiaries and jointly-controlled subsidiaries have financial covenants that require compliance with financial ratios similarly to those mentioned in item (a) (i), as well as cross default provisions, which establish the accelerated maturity of debts in the event of noncompliance with ratios.

At December 31, 2016, there is no accelerated maturity of the debt relating to financial covenants.

16.       Debentures

	Maturity	Quantity of Debentures	Index / Interest rate	IRR p.a.	2016	2015 (unaudited)	2014 (unaudited)

2nd series (i)	12.15.2017	5,760	IPCA + 8.1% p.a.	15.3%	22,306	41,608	58,692
Single series CTEEP (ii)	12.26.2018	50,000	116.0% of CDI p.a.	14.7%	334,546	498,747	560,553
Single series CTEEP (iii)	07.15.2021	148,270	IPCA + 6.04%	11.4%	149,447	—	—

					506,299	540,355	619,245

Current					192,368	180,782	83,846

Non-current					313,931	359,573	535,399

(i)            In December 2009, CTEEP issued 54,860 debentures in two series amounting to R$548,600. The first series was repaid in December 2014. As for the second series, the first maturity was on June 15, 2014, and the second on December 15, 2016. The last maturity will occur on December 15, 2017. Remuneration was paid on the following dates: June 15, 2011, 2012, 2013, 2014, 2015 and 2016, and next payment will be made on December 15, 2017.

Financial covenants established in the agreement are as follows: Net Debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Financial Income/Expenses > 3.0 determined quarterly.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(ii)           In December 2013, CTEEP issued 50,000 single series of debentures amounting to R$500,000. The debentures will mature on an annual basis beginning December 26, 2016, 2017 and 2018. Interest is paid on a semiannual basis in June and December each year, beginning June 26, 2015 and ending December 26, 2018.

(iii)          In August 2016, the CTEEP issued 148,270 single series infrastructure debentures as approved under paragraph 1, article 2, of Law No. 12431/2001, totalizing R$ 148,270, for the purpose of making new investments in its jointly-controlled subsidiaries IEMadeira and IEGaranhuns. The debentures will mature on July 15, 2021, and interest is payable in July of each year, beginning July 15, 2017.

Financial covenants established in the agreement are as follows: Net Debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Financial Income/Expenses > 1.5 on a quarterly basis as of June 30, 2017, and < 2.00 as from September 30, 2017.All requirements and financial covenants established in the agreements have been met by CTEEP and its subsidiaries.

Costs incurred in the operations totaled R$7,703. The balance of costs to be appropriated at December 31, 2016 is R$5,220.

The maturities of non-current portions is as follows:

	2016	2015 (unaudited)	2014 (unaudited)

2016	—	—	184,715
2017	—	193,621	184,739
2018	166,785	165,952	165,945
2019 to 2021	147,146	—	—

	313,931	359,573	535,399

Changes in debentures are as follows:

Balances in 2013 (unaudited)	737,640

Payment of the principal	(182,551)
Payment of interest	(28,998)
Monetary adjustment loss	93,154

Balances in 2014 (unaudited)	619,245

Payment of principal	(21,425)
Payment of interest	(149,440)
Monetary adjustment loss	91,975

Balances in 2015 (unaudited)	540,355

Addition	148,270
Payment of principal	(187,806)
Payment of interest	(86,057)
Monetary adjustment loss	91,537

Balances in 2016	506,299

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

17.       Taxes and income tax social contributions payable

	2016	2015 (unaudited)	2015 (unaudited)

Income tax	462	2,163	3,662
Social contribution tax	1,365	2,124	1,765
COFINS	10,911	8,500	5,663
PIS	2,114	1,702	1,229
INSS	5,494	5,107	5,06
ISS	2,779	3,182	3,863
FGTS	1,655	1,536	1,431
Taxes withheld at source (IRRF)	3,458	3,084	2,883
Others	1,815	1,019	965

	30,053	28,417	26,521

18.       Taxes in installments - Law No. 11941

CTEEP amended its Federal Tax Debt and Credit Returns (DCTFs) for the years 2004-2007, determining tax debts related to PIS and COFINS. In order to settle its tax debt, the Company joined the Special Tax Installment Payment Program introduced by Law No. 11941 of May 27, 2009, and opted for the 180-month payment schedule ending October 2024. The installment of R$1,462 at December 31, 2016 is subject to monetary adjustment based on the SELIC rate.

Changes in the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015 (unaudited)	2014 (unaudited)

Opening balance	143,097	147,011	150,742
Interest expense on taxes in installments	11,226	11,689	10,732
Payments made	(16,926)	(15,603)	(14,463)

	137,397	143,097	147,011

Current	17,540	16,200	14,950

Non-current	119,857	126,897	132,061

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

19.       Deferred PIS and COFINS

	2016	2015 (unaudited)	2014 (unaudited)

Deferred PIS	176,483	26,570	21,032
Deferred COFINS	812,962	122,452	96,940

	989,445	149,022	117,972

Deferred PIS and COFINS refer to infrastructure implementation revenue and remuneration of concession assets calculated on financial assets and recorded on the accrual competence. Taxes are paid based on monthly billings, as defined in Law No. 12973/14.

20.       Regulatory payable

	2016	2015 (unaudited)	2014 (unaudited)

Research and Development - R&D (i)	41,492	42,356	70,879
Energy Development Account (CDE)	1,109	1,157	761
Global Reversion Reserve (RGR) (ii)	1,600	7,730	9,164
Alternative Sources of Electric Energy Program (PROINFA)	1,059	1,772	903
ANEEL inspection fee	—	—	608

	45,260	53,015	82,315

Current	12,751	21,821	59,705

Non - current	32,509	31,194	22,610

(i)   CTEEP recognizes liabilities related to amounts billed through rate (1% of Net Operating Income), applied to the Research and Development Program (R&D), which are adjusted on a monthly basis beginning in the second month subsequent to their recognition up to the effective realization thereof, based on SELIC rate, according to ANEEL Resolutions No. 300/2008 and No. 316/2008. According to Circular Memorandum No. 0003/2015 of May 18, 2015, the amounts invested in R&D are accounted for as assets and upon completion of projects, they are recognized as settlement of the obligation and then submitted to ANEELS’s audit and final evaluation. The total amount invested in R&D projects not completed by December 31, 2016 amounts to R$4,206 (R$11,075 on December 31, 2015 (unaudited) and R$45,842 on December 31, 2014 (unaudited)).

(ii)  Pursuant to article 21 of Law No. 12783, beginning on January 1, 2013, concession operators of electric power transmission services with extended service concession arrangements under such Law are released

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

from paying the annual RGR amount. This applies to the CTEEP only in connection with contract No. 059/2001. At December 31, 2016, RGR balance payable refers to additional charge for 2010, as provided in ANEEL Order No. 2513/2012, which was revoked by Order No. 034/2013.

21.       Provisions

	2016	2015 (unaudited)	2014 (unaudited)

Vacations, 13th salary and social charges	25,052	23,365	19,728
Profit sharing (PLR)	8,558	6,392	7,741
Contingencies (a)	153,035	189,612	131,592

	186,645	219,369	159,061

Current	33,610	29,757	27,469

Non - current	153,035	189,612	131,592

(a)        Provision for contingencies

Contingencies are assessed and classified periodically based on the likelihood of an unfavorable outcome for the CTEEP. Provisions are reverted for all contingencies referring to legal proceedings the settlement of which is likely to result in an outflow of economic benefits, and a reliable estimate can be made.

Contingencies whose likelihood of loss is assessed as probable are as follows:

		2015	2014
	2016	(unaudited)	(unaudited)

Labor (i)	118,537	164,528	114,446
Civil (ii)	16,343	14,302	9,656
Tax - Real Estate Tax (IPTU) (iii)	16,839	9,722	5,501
Social security - INSS (iv)	1,316	1,060	1,989

	153,035	189,612	131,592

(i)         Labor

The CTEEP is a defendant in certain lawsuits in different courts, mainly arising from labor claims for salary parity, overtime and health exposure claims, among others. CTEEP has labor-related judicial deposits totalizing R$53,913 (R$54,695 on December 31, 2015 (unaudited) and R$51,525 on December 31, 2014 (unaudited)), according to Note 11.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(ii)       Civil

CTEEP is involved in civil proceedings relating to real estate matters, indemnifications, collections, annulment procedings and class actions, arising from the ordinary course of business, i.e., operate and maintain transmission lines, substations and equipment under the terms of concession arrangements for public electric power transmission services.

(iii)      Tax - IPTU

Company recognizes a provision to cover debts with various São Paulo municipalities, related to lawsuits for regularization of areas.

(iv)      Social security - INSS

On August 10, 2001, the National Institute of Social Security (INSS) served CTEEP a notice for non-payment of social security tax on compensation paid to employees from April 1999 to July 2001. Management began the defense procedures and paid the corresponding judicial deposit currently totaling R$3,531 (R$3,261 on December 31, 2015 (unaudited) and R$1,226 on December 31, 2014 (unaudited)) (Note 11).

(v)        Changes in provisions for contingences:

	Labor	Civil	Tax - IPTU	Social security - INSS	Total

Balances in 2013 (unaudited)	103,234	15,855	7,042	1,767	127,898

Provisions	24,811	682	—	—	25,493
Reversal/Payment	(19,001)	(8,019)	(1,933)	—	(28,953)
Monetary Adjustment	5,402	1,138	392	222	7,154

Balances in 2014 (unaudited)	114,446	9,656	5,501	1,989	131,592

Write-off	76,885	6,009	5,584	—	88,478
Reversal/payment	(46,308)	(2,148)	(1,858)	(1,028)	(51,342)
Monetary Adjustment	19,505	785	495	99	20,884

Balances in 2015 (unaudited)	164,528	14,302	9,722	1,060	189,612

Write-off	79,921	11,945	1	195	92,062
Reversal/payment	(143,653)	(11,581)	(218)	(651)	(156,103)
Monetary Adjustment	17,741	1,677	7,334	712	27,464

Balances in 2016	118,537	16,343	16,839	1,316	153,035

(b)        Proceedings whose likelihood of loss is assessed as possible

CTEEP are parties to tax, labor and civil proceedings assessed by management as possible loss based on the opinion of its legal advisors, for which provisions are not recorded. The consolidated amount of possible

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

contingencies is R$682,081 on December 31, 2016, (R$484,363 on December 31, 2015 (unaudited) and R$354,661 on December 31, 2014 (unaudited)).

Classification	Number	Total

Labor	178	24,373
Civil	57	34,833
Social security	61	2,912
Civil - Merger of EPTE into CTEEP declared null (i)	1	159,709
Civil - Ace Seguradora (ii)	1	11,849
Tax - social contribution tax loss (iii)	1	22,891
Tax benefit - amortization (iv)	4	366,396
Tax - IRPJ and CSLL (v)	1	9,836
Tax - others	147	51,828
Regulatory — Authorizing Resolution for reinforcement (vi)	1	60,000
Plan of Law No. 4819/58 (Note 33)	1	—

		744,627

(i)                                    Merger of EPTE into CTEEP declared null

A lawsuit filed by non-controlling shareholders seeking to declare the merger of Empresa Paulista de Transmissão de Energia Elétrica (EPTE) into Companhia de Transmissão de Energia Elétrica Paulista (CTEEP) null and void, or alternatively, to exercise their right of withdrawal and determine the payment of share refund amounts. Currently, this action is at the execution stage, and the claim filed to determine the grounds for its execution is pending final appreciation. CTEEP filed a motion to set aside judgment and obtained a preliminary injunction subjecting the amounts to be determined by the plaintiffs to the production of adequate guarantees.

(ii)                                Ace Seguradora

Collection lawsuit filed by the insurers of CESP - Companhia Energética de São Paulo, alleging CTEEP´s responsibility in the claim incurred at Generating Unit No. 5 — “UG-05” of Hydro Power Plant Três Irmãos, resulting in serious damage to its generator and transformer on June 21, 2013. The amount alleged is the amount received by CESP and its insurers, totalizing R$8.8 million on July 27, 2015, for repair of the generator and transformer allegedly damaged in the event.

(iii)                            Tax - social contribution tax loss

Proceeding arising from a tax deficiency notice drawn in 2007 related to the composition of CSLL tax loss, arising from the statement of financial position of CESP’s spin-off. This proceeding is pending judgment by the Administrative Board of Tax Appeals (CARF).

(iv)                             Tax benefit - amortization

Proceedings arising from notices drawn from 2013 to 2016 by the Brazilian IRS, referring to the period from 2008-2013, in connection with tax benefit paid by ISA on the acquisition of the ownership control of CTEEP (Note 28). These proceedings are pending judgment by the CARF at different levels.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(v)                                 Tax - IRPJ and CSLL

This refers to the offset request submitted by CTEEP in May 2003 relating to the net operating loss from 2002 to be used to offset income and social contribution tax debts, calculated from January to March 2003. This proceeding is pending judgment at CARF.

(vi)                             Regulatory — Authorizing Resolution (REA) for reinforcement

Action to annul REAs in order to ensure the fair compensation for reinforcements made in transmission lines, requesting that the prices determined by ANEEL be updated in relation to the market. The request for advance relief of the claim was partially granted, determining that ANEEL initiate the administrative process to update the Reference Price Bank, and that it issue new Authorizing Resolutions.

(c)                        Proceedings whose likelihood of loss is assessed as remote

(i)                                    Lawsuit by Eletrobras against Eletropaulo and EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRAS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A. - “Eletropaulo”) referring to a financing agreement balance. Eletropaulo did not agree with the criterion for the monetary adjustment of said financing and made judicial deposits for the amounts it understood to be due to ELETROBRAS. In 1999, a decision was handed down on the aforementioned lawsuit, requiring Eletropaulo to pay the balance determined by ELETROBRAS.

Under Eletropaulo’s spin-off agreement dated December 31, 1997 that resulted in the establishment of EPTE and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts occurring until the spin-off date, except for contingent liabilities for which provisions have been allocated to the acquirers. In the case at issue, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, making it clear to CTEEP management and its legal advisors that Eletropaulo was solely liable for said contingency.  At the time of the spin-off there was only the transfer to EPTE’s assets of a judicial deposit in the historical amount of R$4.00, recorded in 1988 by Eletropaulo, corresponding to the amount that it understood to be owed to ELETROBRAS regarding the balance of the aforementioned financing agreement, and allocation to EPTE’s liabilities of the same amount referring to this debt.

As a result of Eletropaulo’s spin-off agreement, EPTE would own the assets transferred and Eletropaulo would be responsible for the contingent liability related to the amount claimed by ELETROBRAS. In October 2001, ELETROBRAS executed the decision related to such financing agreement, collecting R$429 million from Eletropaulo and R$49 million from EPTE, based on the understanding that EPTE would pay its share with the restated funds of the judicial deposit. Subsidiary CTEEP merged EPTE on November 10, 2001, becoming the successor of its rights and obligations.

On September 26, 2003, an appellate decision of the Court of Justice of the State of Rio de Janeiro was published excluding Eletropaulo from the execution of such decision. Due to these facts, ELETROBRAS filed an Appeal to the High Court of Justice (STJ) and an Appeal to the Supreme Court (STF), with a view of maintaining the aforementioned collection regarding Eletropaulo. Appeals similar to those of ELETROBRAS were filed by CTEEP.

On June 29, 2006, STJ granted CTEEP’s appeal to review the decision of the Court of Justice of the State of Rio de Janeiro that had excluded Eletropaulo as a defendant in the execution action filed by ELETROBRAS.

As a result of the above-mentioned appeal granted by STJ, on December 4, 2006, Eletropaulo filed a motion for clarification, which was denied according to appellate decision published on April 16, 2007, as well as the Appeals to STJ and STF that upheld the decision of STJ, which became final on October 30, 2008. Accordingly,

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

the execution action filed by ELETROBRAS follows its ordinary course as originally proposed, in view of the mentioned decisions, which consider that the challenges prior to procedures to determine grounds for execution filed by Eletropaulo are unreasonable.

On December 2012, a decision was published not granting the provision of evidence required by the parties, dismissing the liquidation claim procedure, determining that Eletropaulo is liable for such payment, and discounting the judicial deposit for payment into court.

Eletropaulo filed an appeal so that the lawsuit returned to the discovery phase for performance of expert evidence examination. The conclusion of the expert report presented in September 2015 is in line with CTEEP’s view. The Company, Eletropaulo and Eletrobrás have presented their responses to the expert report, which have not yet been analyzed. Also in 2016, Eletropaulo filed accounting and legal opinions defending its thesis.

The proceeding is pending decision as regards the responses and conclusion of the expert examination.

(ii)                                PIS/COFINS

CTEEP is a defendant in the proceedings arising from PIS and COFINS notices for the years 2003 to 2011, based on the understanding that it would be subject to the cumulative taxation regime. The Company adopted the cumulative taxation regime until 2003. As the legislation changed, non-cumulative taxation became the general rule as of October 2003, except for revenues falling under these 4 conditions: i) from contracts executed before October 2003, ii) effective for more than one year, iii) with a predefined price, and iv) for the acquisition of goods or services. Given that the Existing Service (SE) revenue falls under these conditions, and also to comply with ANEEL’s guidance, CTEEP requested to offset the taxes overpaid in the period under the non-cumulative taxation regime, and started to subject the SE revenue to PIS and COFINS cumulative taxation. The administrative proceedings at the highest CARF level (involving the years 2003 to 2010) total R$1,373.0 million, the payment of which is suspended through writ of mandamus issued whereby CTEEP contests that the report prepared by external advisors be analyzed at the administrative level. The proceeding referring to 2011 in the updated amount of R$481.0 million is pending judgment at the first level of CARF. In the opinion of the CTEEP legal advisors, the likelihood of loss of these lawsuits is remote considering that the STJ has already voiced its position in favor of the position.

22.                     Payables - Funcesp

CTEEP sponsors supplementary retirement and death benefit plans maintained with FUNCESP, which, added to the fund’s administrative costs, totalized R$5,495 on December 31, 2016 (R$6,144 on December 31, 2015 (unaudited) and R$5,375 on December 31, 2014 (unaudited)) referring to monthly installments payable as contributions to the fund.

(a)                       Supplementary retirement plan (Plan “A”)

Governed by state Law No. 4819/58, applied to employees hired up to May 13, 1974, this Plan establishes supplemental retirement and pension benefits, additional leave entitlement and family allowance. Funds required to cover liabilities assumed in this plan are full responsibility of the applicable São Paulo State Government authorities (Note 34).

(b)                       PSAP/CTEEP

PSAP CTEEP includes the following subplans:

•            Vested Supplementary Benefit Payout (BSPS) - (Plan “B”);

•            Defined Benefit (DB) - (Plan “B1”);

•            Variable contribution (VC) - (Plan “B1”).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

PSAP/CTEEP Plan, governed by Supplementary Law No. 109/2001 and administered by FUNCESP, is sponsored by the Company itself and provides supplementary retirement and death benefits, and related reserves are computed using the fully funded system.

PSAP/CTEEP was created after the spin-off of PSAP/CESP B1 on September 1, 1999 and covers all participants transferred to the Company. On January 1, 2004, PSAP/EPTE was merged into PSAP/Transmissão, and the plan name changed to PSAP/Transmissão Paulista on that date, and to PSAP/CTEEP on December 1, 2014.

Sub plan “BSPS” refers to the Vested Supplementary Benefit Payout and derives from the Supplementary Retirement and Pension Plan PSAP/CESP B, transferred to this plan on September 1, 1999 and from PSAP/Eletropaulo Alternativo, transferred to this plan after the merger of PSAP/EPTE on January 1, 2004, calculated on December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), based on effective regulations, and the actuarial asset-liability balance was obtained at the time.

The Defined Benefit (“DB”) sub plan defines contributions and related matching responsibilities between the Company and Participants on 70% of employees’ Actual Contribution Salary in order to obtain the plan’s actuarial asset-liability balance. This sub plan covers annuity post-retirement and death benefits to employees, former employees and beneficiaries in order to supplement the benefits provided by the official Social Security system.

The Variable Contribution (“VC”) sub plan defines voluntary contributions by Participants, with limited matching contributions by the Company on 30% of employees’ Actual Contribution Salary for purposes of additional supplementary benefits in case or retirement or death. On the vesting date, the Variable Contribution (VC) Sub plan may turn into a Defined Benefit (DB) plan, in case the Participant elects to receive the related supplementary benefit in the form of annuity payments.

(c)                        Actuarial valuations

The projected unit credit method was adopted for the independent actuarial valuation of PSAP/CTEEP plan.

At December 31, 2016, the PSAP/CTEEP computed actuarial surplus of R$568,247 (R$795,703 at December 31, 2015 (unaudited) and R$569,609 at December 31, 2014 (unaudited)). This surplus could not be recognized in accounting in view of CVM Resolution No. 695/2012, which determines that asset recognition is permitted only when the equity surplus represents a future economic benefit to the CTEEP. Although the National Supplementary Pension Agency (PREVIC), through CGPC Ruling No. 26/2008, amended by CNPC Ruling No. 22/2015, addresses surplus-related matters, there is no provision concerning a specific PSAP/CTEEP characteristic: the existence of distinct sub masses within a single plan. Given this specific characteristic and the absence of a more comprehensive legislation, any discussion about economic benefits in PSAP/CTEEP’s income statement at December 31, 2016 is precipitated. Therefore, the actuarial report as of December 31, 2016 does not present actuarial assets or liabilities subject to accounting recognition.

The key economic and financial information, in compliance with CVM Resolution No. 695 (IAS 19R), based on the actuarial reports, is as follows:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(i) Reconciliation of plan assets and liabilities

	2016	2015 (unaudited)	2014 (unaudited)

Fair value of plan assets (ii)	3,428,206	3,043,161	2,967,520
Present value of defined benefit obligation (iii)	(2,859,959)	(2,247,458)	(2,397,911)
Actuarial surplus	568,247	795,703	569,609

Asset recognition limitation	(568,247)	(795,703)	(569,609)

Net assets	—	—	—

(i)                          Changes in plan assets

	2016	2015 (unaudited)	2014 (unaudited)

Fair value of plan assets at beginning of year	3,043,161	2,967,520	2,845,070
Contributions by employer	1,195	2,609	2,850
Contributions by employee	1,658	3,098	2,702
Return on plan assets	575,693	239,246	249,206
Benefits paid	(193,501)	(169,312)	(132,308)

Fair value of plan assets at end of year (i)	3,428,206	3,043,161	2,967,520

(ii)                      Changes in actuarial liabilities

	2016	2015 (unaudited)	2014 (unaudited)

Present value of net actuarial obligation at beginning of year	2,247,458	2,397,911	2,102,790
Service cost	7,688	—	(564)
interest cost	273,240	261,002	233,803
participants’ contributions	1,658	3,098	2,702
Actuarial gain/loss	523,416	(245,241)	191,488
Benefits paid	(193,501)	(169,312)	(132,308)

Present value of net actuarial obligation at end of year (i)	2,859,959	2,247,458	2,397,911

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(iii)                  Plan participants (number of individuals)

	2016	2015 (unaudited)	2014 (unaudited)

Active employees	1,360	1,375	1,407

Former employees	137	144	154

Inactive
Retirees	2,227	2,169	2,051
Disability retirement	44	43	42
Pensioners	153	140	130

	2,424	2,352	2,223

	3,921	3,871	3,784

(iv)                   Actuarial assumptions used

	2016	2015 (unaudited)	2014 (unaudited)

Discount rate of present value of actuarial liability (statutory)	11.02%	12.61%	11.51%
Future salary growth rate (statutory)	7.10%	7.10%	7.10%
Rate of adjustment of benefits granted for continued provision	5.00%	5.00%	5.00%
General mortality table	AT-00	AT-00	AT-00
Disability table	Light	Light	Light-Weak
Disabled mortality table	AT-49	AT-49	AT-49

(v)                       Breakdown of plan asset categories (ii)

	2016	2015 (unaudited)	2014 (unaudited)

Fixed income	86.8%	85.5%	82.9%
Variable income	7.8%	8.9%	14.8%
Structured investments	1.5%	—	—
Foreign investments	1.8%	3.3%	—
Properties	1.2%	1.4%	1.4%
Operations with participants	0.9%	0.9%	0.9%
	100.0%	100.0%	100.0%

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(vi)                   Analysis of sensitivity of net actuarial obligation

	Base scenario	Sensitivity I	Sensitivity II

Present value of net actuarial obligation (iii)	2,859,959	2,576,435	3,197,740

Statutory discount rate	11.02%	12.02%	10.02%

(vii)               Expected cash flow for the coming years

2016

Expected contribution to be paid by the Company in 2017	433

Total estimated payment of plan benefits
2017	190,679
2018	203,110
2019	215,315
2020	230,642
2021	246,578
From 2022 to 2026	1,448,976

23.                     Special obligations - reversal/amortization

The balance of R$24,053 in 2016, 2015 and 2014 refers to funds arising from the reversion reserve, amortization and portion retained at CTEEP of the monthly quotas of the Global Reversion Reserve (RGR), related to investments of funds for expansion of the public electric power service and repayment of loans raised for the same purpose, up to December 31, 1971. Every year, according to an ANEEL order, 5% interest is applied to reserve, settled on a monthly basis. The method for settlement of these obligations has not been defined by the Granting Authority.

24.                     Equity

(a)                       Capital

The authorized capital amounts on December 31, 2016, 2015 and 2014 is R$2,500,000 and R$2,300.000, respectively, which R$978,693, R$971,523 and R$971,523 refers to common shares and R$1,521,307, R$1,328,477 and R$1,328,477 refers to preferred shares, respectively, all of which are registered shares with no par value.

Subscribed and paid capital at December 31, 2016 totalizing R$2,372,437. In 2015 and 2014 (unaudited) it was represented the same amount of R$2,215,291 and is represented by common and preferred shares, as follows:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

	2016	R$ thousand	2015 (unaudited)	R$ thousand	2014 (unaudited)	R$ thousand

Common shares	64,484,433	928,755	64,484,433	885,851	64,484,433	885,851

Preferred shares	100,236,393	1,443,682	96,775,022	1,329,440	96,775,022	1,329,440

	164,720,826	2,372,437	161,259,455	2,215,291	161,259,455	2,215,291

Common shareholders are entitled to one vote per share at the general meetings.

Preferred shares are nonvoting, but have priority upon returns of capital and payment of noncumulative dividends of 10% over the year, calculated on paid-in capital corresponding to this type of share.

The Board of Director’s meeting held on June 2, 2016 approved (i) capital increase of CTEEP, which had been approved at the Board of Director’s meeting held on April 5, 2016, in the amount of R$157,146, through issue of 3,461,371 preferred shares. The controlling shareholder had the right to increase its participation in the capital by R$59,773 through partial amortization of the Special Goodwill Reserve on Merger; and (ii) cancellation of 78,835 preferred shares, of which 5,063 were not subscribed and 73,772 were subscribed under the condition (“conditional actions”) of subscription of total capital increase, which did not take place.

The shareholding composition are summarized in the table below:

Shareholders	2016

ISA Capital do Brasil	36.0%
Eletrobras	35.4%
Vinci Ltda.	3.3%
Others	25.3%

(b)                       Dividends and interest on equity

In 2013 until 2016, the Board of Directors decided on the distribution of interim dividends and interest on own capital, as follows:

	Interest on own capital			Interim dividends
Board meeting date	Total	Per share	Payment	Total	Per share	Payment

12.20.2013	—	—	—	200,000	1.310.088	01.30.2014
08.11.2014	30,000	0.196514	08.29.2014	—	—	08.29.2014
11.24.2014	—	—	—	165,000	1.023.196	12.05.2014
05.25.2015	—	—	—	110,765	0.686875	06.08.2015
11.24.2015	—	—	—	224,100	1.389.686	12.07.2015
06.16.2016	—	—	—	110,000	0.667797	06.30.2016
11.29.2016	—	—	—	137,500	0.834746	01.20.2017

	30,000	0.196514		947,365	5,912388

The total dividends and interest on capital paid up in 2014 is R$ 423,858 of which R$194,464 refers to

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

deliberations occurred in 2014.

The Annual and Extraordinary General Meeting held on March 31, 2014 approved the payment on July 31, 2014 of dividends out of the profit for 2013, in the amount of R$ 30,000, equivalent to R$0.196514 per share.

Dividends paid in 2015 totaled R$364,901, of which R$333,961 refers to resolutions in 2015 and R$30,940 to resolutions in 2014.

Total dividends paid in 2016 is R$109,710.

The CTEEP’s articles of incorporation defined the payment of mandatory minimum dividends corresponding to 10% of capital, equivalent to R$237,244, limited to the available profits after the legal reserve is set up.

	2016	2015 (unaudited)	2014 (unaudited)

Net income for the year	4,932,312	504,430	378,215
Legal reserve	(196,234)	(25,222)	(18,911)
Unclaimed dividends and interest on equity	—	1,595	2,672

Dividend calculation base	4,736,078	480,803	361,976

Interim dividends paid	(247,500)	(334,865)	(165,000)
Interim Interests on Equity	—	—	(30,000)
Interim dividends and interest on equity paid	(247,500)	(334,865)	(195,000)

Mandatory Dividends Provided for (*)	—	—	(31,029)

Statutory reserve	(15,715)	(29,623)	(75,643)
Retained profits reserve	(148,639)	(116,315)	(60,304)
Special income reserve	(4,324,224)	—	—

Allocation to proposed additional dividends	—	—	—

(c)                        Capital reserves

	2016	2015 (unaudited)	2014 (unaudited)

Investments grants - CRC (i)	426,710	426,710	426,710
Remuneration of construction in progress (ii)	633,053	633,053	633,053
Donations and investment grants	150,489	150,489	150,489
Tax incentives - FINAM	6,743	6,743	6,743
Special goodwill reserve on merger (Note 28)	588	60,361	60,361

	1,217,583	1,277,356	1,277,356

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(i)                          Investments grants - CRC

The Recoverable Rate Deficit (CRC) account was introduced by Decree No. 41019/1957 and by Law No. 5655/1971 to remunerate electric power utilities for certain investments made thereby. Law No. 8631/1993 discontinued the CRC, and Law No. 8724/1993 subsequently established that CRC credits be recorded in equity as an investment grant, under “Capital Reserve”.

The Company elected to maintain the existing CRC balance at December 31, 2007, as well as other donations and investment grants recorded as capital reserve in equity, until these amounts are fully used as provided in the Brazilian corporation law.

(ii)                      Remuneration of construction in progress

These are credits resulting from capitalization of remuneration calculated on equity funds used for construction of fixed assets, applied to construction in progress and that may only be used for capital increase. The CTEEP does not adopt this practice since 1999, as permitted by the Accounting Manual of the Public Electric Power Utility sector.

(d)                       Income reserves

	2016	2015 (unaudited)	2014 (unaudited)

Legal reserve (i)	474,488	278,254	253,032
Statutory reserve (ii)	237,244	221,529	191,906
Retained profits reserve (iii)	1,491,748	1,343,109	1,226,794
Special income reserve (iv)	4,324,224	—	—

	6,527,704	1,842,892	1,671,732

(i)                          Legal reserve

The legal reserve is set up at 5% of net income for the year, limited to 20% of capital, before allocation. At December 31, 2016, the legal reserve reached the limit of 20% of capital.

(ii)                      Statutory reserve

The Company’s articles of incorporation provide for the recognition of an investment reserve for expansion of operations up to 20% of annual net income, limited to the balance after deduction of the legal reserve and mandatory minimum dividends, capped at 10% of total capital. At December 31, 2016, the legal reserve reached the limit of 10% of capital.

(iii)                  Retained profits reserve

Management proposes to keep previous years’ retained earnings in equity, under retained profits reserve, in order to meet the capital budget, as approved at the General Shareholders’ Meeting held in the periods at issue.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(iv)                   Special income reserve

Considering that the impacts of the SE amounts, adjustments from application of IFRIC 12 and equity income from associates are not a realized portion of net income for the year, management proposes to allocate income from these operations in the special unrealized profits reserve. Allocation in this reserve occurs to reflect the fact that realization of income from these operations will take place in future years. Once realized, should the reserve not be absorbed by subsequent losses, the Company will allocate the balance, in accordance with article 19 of CVM Ruling No. 247/1996, to increase capital, distribute dividends or set up other income reserves, as proposed by the Company management. Dividends related to 2016 were fully paid with available Company resources, so that the Special Reserve balance will not be allocated to such dividends.

(e)                        Earnings per share

Basic earnings (or loss) per share are calculated by reference to the Company’s income statement, based on the weighted average number of outstanding common and preferred shares in the corresponding period. Diluted earnings per share are calculated using the average number of outstanding shares adjusted by instruments potentially convertible into shares.

As provided in CVM Ruling No. 319, to the extent that the tax benefit from the special tax benefit reserve upon merger is realized, included in the Company’s equity, this benefit may be capitalized on behalf of its parent company, and the other shareholders are entitled to participation in this capital increase, thus maintaining their interest in the Company. These potential shares issued according to realization will be considered dilutive for calculation of the Company’s earnings (loss) per share, if all the conditions necessary for their issue have been met. In 2016 and 2015, the conditions for issue of shares related to tax benefit amortization were met.

The table below shows net income data and shares used to calculate basic and diluted earnings per share:

	2016	2015 (unaudited)	2014 (unaudited)
Basic and diluted earnings per share

Net income - R$ thousands	4,932,312	504,430	378,215

Weighted average number of shares
Common shares	64,484,433	64,484,433	64,484,433
Preferred shares	98,785,462	96,775,022	90,438,495

	163,269,895	161,259,455	154,922,928

Adjusted weighted average number of shares
Common shares	65,035,958	65,975,801	67,120,098
Preferred shares	99,301,051	98,231,290	94,707,949

	164,337,009	164,207,091	161,828,047

Basic earnings per share	30.20956	3.12807	2.44131

Diluted earnings per share	30.01340	3.07192	2.33714

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

25.                     Net operating revenue

25.1    Detail of net operating revenue

	2016	2015 (unaudited)	2014 (unaudited)

Gross revenue
Infrastructure (a) (Note 7)	171,902	278,685	265,058
Operation and maintenance (a) (Note 7)	835,786	829,551	740,613
Remuneration of concession assets (b) (Note 7)	7,743,248	311,647	207,457
Rent	14,581	17,063	16,385
Provision of services	8,819	5,125	4,827

Total gross revenue	8,774,336	1,442,071	1,234,340

Taxes on revenues
COFINS	(770,587)	(97,127)	(83,329)
PIS	(167,295)	(21,086)	(18,090)
ISS	(427)	(428)	(337)

	(938,309)	(118,641)	(101,756)
Regulatory charges
Energy Development Account (CDE)	(16,057)	(11,541)	(6,555)
Global Reversion Reserve (RGR)	(3,621)	(3,713)	(3,334)
Research and Development (R&D)	(9,618)	(8,438)	(7,904)
Purchase of Energy from Independent Producers (PROINFA)	(17,491)	(12,608)	(12,003)

	(46,787)	(36,300)	(29,796)

	7,789,240	1,287,130	1,102,788

(a)                       Infrastructure implementation and operation and maintenance services

Revenue from infrastructure implementation for provision of electric power transmission services under a service concession arrangement is recognized according to costs incurred. Revenues from operation and maintenance services are recognized in the period in which the services are provided by the Company, as well as the adjustment portion (25.3). When the Company provides more than one service under a service concession agreement, the consideration received is allocated based on the fair value of the services delivered.

(b)                       Remuneration of concession assets

Interest income is recognized at the effective interest rate on the outstanding principal amount, and the effective

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

interest rate that is consistent with the estimated future cash receipts determined over the estimated life of the financial asset.

25.2   Periodic review of Annual Revenue Allowed (RAP)

In accordance with the concession contracts, every four and/or five years following their execution date, ANEEL will conduct a periodic review of the RAP for electric power transmission, so as to promote tariff efficiency at affordable rates.

In 2013, the Company started recognizing revenue and costs from implementation of infrastructure to improve electric power facilities, which will be considered in the base of the next periodic tariff review, as defined in ANEEL Order No. 4413 of December 27, 2013 and Regulatory Resolution No. 443 of July 26, 2011, as amended by Regulatory Resolution No. 463 of December 16, 2014.

The tariff review adjusts revenue by determining:

a) the regulatory remuneration base for the Base Grid - New Facilities (RBNI);

b) efficient operating costs;

c) optimal capital structure and definition of remuneration of transmission companies;

d) identification of the amount to be considered as tariff reducer - Other Revenues.

Information on the latest periodic tariff reviews is as follows:

Concession operator	Approval Resolution (REH)	Date of REH	Effectiveness

IEMG	1299	06.19.2012	07.01.2012
IENNE	1540	06.18.2013	07.01.2013
Evrecy	1538	06.18.2013	07.01.2013
Pinheiros	1755/1762	06.24 and 07.09.2014	07.01.2014
Serra do Japi	1901	06.16.2015	07.01.2015
IESul	1755	06.24.2014	07.01.2014
IEMadeira (i)	1755	06.24.2014	07.01.2014

(i)        The first periodic tariff review of IEMadeira was defined by REH No. 1755, reducing RAP by 4.5% for Service Concession Arrangement No. 013/2009, and by 3.81% for Service Concession Arrangement No. 015/2009. IEMadeira filed an application with ANEEL seeking to restore the economic and financial balance of the RAP under Service Concession Arrangement No. 013/2009. In support of this application, IEMadeira presented additional costs and the amount of lost revenue incurred during the Transmission Line implementation under its concession, due to factors such as: (i) delay in obtaining Environmental Licensing;

(ii)     Land embargoes; and (iii) design changes required by the licensing authority. IEMadeira originally claimed an effective RAP increase of 26.8% in RAP. However, IEMadeira reviewed its position, suggesting alternatives of (i) effective RAP increase of 29.7% as from July 1, 2016; (ii) increase in the concession term of 238 months, without effective increase in RAP; or (iii) effective RAP increase of 19.4% as from July 1, 2016 plus increase of 54 months in the concession term. IEMadeira is awaiting the final position of ANEEL on the conclusion of this proceeding.

The next periodic tariff reviews of RAP for CTEEP, its subsidiaries and jointly-controlled entities are described in Note 1.2.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

25.3              Variable Portion (PV), Additional RAP and Adjustment Portion (PA)

Regulatory Decision No. 270 of July 9, 2007, regulates Variable Portion (PV) and Additional RAP. The Variable Portion is a discount in RAP of transmission companies due to unavailability or operating restriction of the facilities that integrate the Basic Grid. Additional RAP corresponds to the amount to be added to RAP of transmission companies as an incentive to improve service availability of transmission facilities. These are recognized as revenue and/or reduction in revenue from operation and maintenance services in the period in which they occur.

The Adjustment Portion (PA) is the portion of revenue that arises from applying a contractual mechanism used in the periodic annual adjustments. Said portion of revenue is added to or subtracted from the RAP, to offset over or under collection in the period preceding the adjustment.

25.4              Annual revenue adjustment

On June 28, 2016, Approval Resolution No. 2098 was published establishing the Annual Revenue Allowed (RAP) for the CTEEP, with availability of transmission facilities that integrate both the Basic Grid and the Other Transmission Facilities, for the 12-month cycle, from July 1, 2016 to June 30, 2017.

According to Approval Resolution No. 2098, the consolidated Annual Regulatory Revenue of R$963,348* on July 1, 2015 changed to R$1,035,328* on July 1, 2016, representing an increase of R$71,980 or 7.5%. Of this increase, 9.3% (R$89,339)** refers to the IPCA /IGPM adjustment, negative 5.5% (-R$53,141) to the variation in the adjustment portion, and 3.7% (R$35,782) to additional RAP for new investments that became operational and investments expected to become operational over the cycle.

The Regulatory Revenue of the CTEEP relating all of the concession contracts, for  the period of July 1st 2016 to June 30, 2017, net of PIS and COFINS, is detailed as follows:

	Basic Grid				Other Transmission Facilities (DIT)
Concession arrangement	Existing assets	New investments	Bid	Adjustment portion	Existing assets	New investments	Bid	Adjustment portion	Total

059/2001	499,508	113,271	—	(24,873)	211,436	102,436	—	(8,326)	893,452
143/2001	—	—	21,994	(1,610)	—	—	—	—	20,384
004/2007	—	—	18,121	(1,260)	—	—	—	—	16,861
012/2008	—	1	8,568	(340)	—	889	1,292	—	10,410
015/2008	—	13,720	16,265	(2,964)	—	4,031	398	350	31,800
018/2008	—	50	4,219	(302)	—	1,540	51	19	5,577
021/2011	—	—	4,509	(192)	—	—	1,654	—	5,971
026/2009	—	4,860	27,112	(632)	—	—	6,166	—	37,506
020/2008	—	11,373	—	(498)	—	2,490	—	2	13,367

	499,508	143,275	100,788	(32,671)	211,436	111,386	9,561	(7,955)	1,035,328

*These amounts comprise revenue from authorized investments that will become operational over the next cycles and, as such, will be remunerated by the grantor.

** These amounts comprise changes in revenue from Existing Assets (R$60,187 thousand) and changes in revenue from New Investments that received energy before the annual adjustment of R$29,152.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

26.                     Costs of infrastructure implementation, operation and maintenance services and general and administrative expenses

	2016			2015 (unaudited)	2014 (unaudited)
	Costs	Expenses	Total	Total	Total

Personnel	(234,460)	(61,489)	(295,949)	(279,111)	(268,911)
Services	(133,524)	(49,882)	(183,406)	(212,895)	(221,050)
Depreciation	—	(9,061)	(9,061)	(8,525)	(8,860)
Materials	(85,624)	(1,016)	(86,640)	(142,799)	(109,824)
Lease and rent	(10,029)	(4,661)	(14,690)	(14,313)	(14,154)
Contingencies	—	(1,689)	(1,689)	(76,530)	(42,788)
Others	(31,336)	(13,061)	(44,397)	(43,135)	(40,434)

	(494,973)	(140,859)	(635,832)	(777,308)	(706,021)

The abovementioned costs include infrastructure implementation costs in the total amount of  R$156,379 in 2016, R$254,982 in 2015 (unaudited) and R$242,324 in 2014 (unaudited). The calculation of the related infrastructure implementation revenue, shown in Note 25.1, includes PIS, COFINS and other charges to the investment cost.

The contingencies balance for 2015 was reclassified, as shown in Note 2.2.

27.                     Financial income (expenses)

	2016	2015 (unaudited)	2014 (unaudited)
Revenues
Gains from short-term deposits	67,084	65,404	65,313
Interest income	947	21,552	39,424
Monetary variation	5,590	50,184	48,404
Others	3,063	14,571	1,084

	76,684	151,711	154,225
Expenses
Interest on loans	(44,043)	(41,927)	(39,385)
Interest payable	(12,396)	(13,110)	(12,064)
Charges on debentures	(87,360)	(86,009)	(89,070)
Monetary variation	(39,492)	(30,457)	—
Others	(3,322)	(5,564)	(1,815)

	(186,613)	(177,067)	(142,334)

	(109,929)	(25,356)	11,891

The monetary variation balance for 2015 was reclassified, as shown in Note 2.2.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

28.                     Other operating income (expenses), net

Other operating income (expenses) refers substantially to recognition of the liability to cover the Eletrobras collection suit for repayment of part of the NI amounts, totalizing R$24,513 (note 7). In 2015, the amount refers to amortization of the parent company’s merged tax benefit (Note 28), of R$29,887 in 2015 (unaudited).  In 2014, the amount refers mainly (i) to untimely PIS and COFINS tax credit, note 9, in the amount of R$ 21,398 ; (ii) to amortization of the parent company’s merged tax benefit (note 10), in the amount of R$ 29,886; (iii) to reversal of a portion related to construction services that did not represent generation of additional revenue, in the amount of R$19,224; and (iv) to disposal of unserviceable assets, in the amount of R$8,213 (unaudited).

29.                     Income and social contribution taxes

Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Profit (CSLL) are provisioned on a monthly basis, under the accrual method, calculated based on Law No. 12973/14.

The Company computes taxable profit based on monthly accounting records (“lucro real”) compute taxable profit based on quarterly gross revenue (“lucro presumido”).

(a)                       Reconciliation of effective rate

Income and social contribution tax expenses for the year are reconciled with accounting profit as follows:

	2016	2015 (unaudited)	2014 (unaudited)

Income before IRPJ and CSLL	7,283,246	609,582	460,207

Current statutory rates	34%	34%	34%

Estimated IRPJ and CSLL	(2,476,304)	(207,258)	(156,470)

IRPJ and CSLL on permanent differences
Interests on Equity	—	—	9,943
Loss realized	(529)	(518)	(294)
Reversal of Provision for Maintenance of Equity Integrity*	24	19,725	19,725
Result of share of associates	91,020	54,844	30,908
Effect of adoption of taxable profit based on gross revenue - subsidiaries	53,440	40,590	16,099
Others	(1,563)	221	(386)

Effective IRPJ and CSLL	(2,333,912)	(92,396)	(80,475)

IRPJ and CSLL
Current	(79,301)	(85,804)	(50,354)
Deferred	(2,254,611)	(6,592)	(30,121)

	(2,333,912)	(92,396)	(80,475)

Effective rate	32.0%	15.2%	17.5%

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

(*) The acquisition of the Company’s control by ISA generated tax benefit totaling R$689,435 at December 31, 2007, which was fully amortized through December 2015 in monthly installments, as permitted by ANEEL Resolution No. 1164. In order to prevent the amortization of tax benefit from adversely affecting the flow of dividends to shareholders, a Provision for Maintenance of Equity Integrity (PMIPL) of the merging company and a Special Reserve on Merger was recognized, as set forth in CVM Ruling No. 349 of March 6, 2001. The remaining balance at December 31, 2016 is R$550 (R$586 at December 31, 2015 and R$30,473 at December 31, 2014).

(b)                       Detail of deferred income and social contribution taxes

Assets/(Liabilities)	2016	2015 (unaudited)	2014 (unaudited)

Accounts receivables - Law No. 12783 — SE (i)	(2,211,229)	—	—
Service Concession Arrangement (IFRIC 12) (ii)	(124,972)	(71,143)	(33,988)
First-time adoption of Law No. 12973/14 (iii)	(23,005)	(23,890)	(24,797)
Provision - SEFAZ-SP (iv)	175,527	175,527	175,527
Provision for contingencies	52,032	64,369	44,742
Indemnification of assets (v)	—	—	(13,879)
Others temporary differences	25,044	3,145	6,905

Net	(2,106,603)	148,008	154,600

Assets	—	183,809	188,556

Liabilities*	(2,106,603)	35,801	33,956

(i)	See note 7 (d).
(ii)

This refers to IRPJ and CSLL on revenue from implementation of infrastructure for provision of electric power transmission services and remuneration of concession assets (IFRIC 12), recognized on an accrual basis, subjected to taxation upon receipt, as defined in articles 83 and 84 of Revenue Procedure No. 1515/14.

(iii)	Reflects amounts subject to IRPJ and CSLL upon first-time adoption of Law No. 12973/14.
(iv)	See note 8 (c).
(v)

ISA Capital (Parent Company) had capital gains, for tax purposes, due to the indemnification of fixed assets, provided for in Law no. 12.783 and the fifth addendum to concession contract no. 059/2001 signed on December 4, 2012, in the amount of R$250,231 (which, for corporate purposes, corresponds to R$97,497). Based on Law Decree no. 1.598/77 capital gains can be recognized for purposes of calculation of taxable income in the proportion of the share of the price received, if the receiving of part of it or in full is superior to the fiscal year in force.

The Company’s management considers that deferred income and social contribution tax assets arising from temporary differences should be realized proportionally when legal proceedings, accounts receivable and after the finalization of the events which originated the basis for the recognition to the provisions.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

December 31, 2016, 2015 (unaudited) and 2014 (unaudited)

In thousands of reais, unless otherwise stated

30.                     Transactions with related parties

Significant balances and transactions with related parties are as follows:

		2016		2015 (unaudited)		2014 (unaudited)		2016	2015 (unaudited)	2014 (unaudited)
Nature of transaction	Related party	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Revenue/ (expense)	Revenue/ (expense)	Revenue/ (expense)

Short-term benefits	Management	—	—	—	—	—	—	(5,227)	(4,595)	(4,107)
		—	—	—	—	—	—	(5,227)	(4,595)	(4,107)

Dividends	ISA Capital	—	49,964	—	—	—	11,778	—	—	—
	IEMadeira	15,810	—	29,170	—	15,945	—	—	—	—
	Eletrobras	—	48,675	—	69,030	—	79,331	—	—	—
		15,810	98,639	29,170	69,030	15,945	91,109	—	—	—

Loans and financing	Eletrobras	—	154	—	196	—	240	—	—	—
		—	154	—	196	—	240	—	—	—

Sublease	ISA Capital	14	—	23	—	22	—	335	337	326
	IEMG	4	—	7	—	6	—	77	96	82
	Pinheiros	4	—	18	—	10	—	101	238	149
	Serra do Japi	10	—	13	—	8	—	126	162	143
	Evrecy	2	—	4	—	4	—	40	47	77
	IENNE	6	—	18	—	8	—	91	112	116
	IESul	14	—	12	—	5	—	72	64	68
		54	—	95	—	63	—	842	1,056	961

Future capital contribution	IESul	2,211	—	—	—	—	—	—	—	—
	IEGaranhuns	—	—	—	—	21,471	—	—	—	—
		2,211	—	—	—	21,471	—	—	—	—

Provision of services	ISA Capital	16	—	15	—	12	—	182	147	140
	IEMG	12	—	11	—	10	—	144	132	52
	Pinheiros	108	—	100	—	93	—	1,395	1,958	1,104
	Serra do Japi	87	—	80	—	24	—	1,383	843	286
	Evrecy	72	—	67	—	61	—	829	759	933
	IEMadeira	—	—	—	—	—	—	—	—	238
	IEGaranhuns	—	—	—	—	—	—	—	345	—
	Internexa	—	7	—	13	—	—	103	(53)	—
		295	7	273	13	200	—	4,036	4,131	2,753

*Refers to management fees, as disclosed in the Company’s income statement, with balances of R$5,661 in 2016 (R$4,595 in 2015 and R$4,841 in 2014 (unaudited)).

The Company’s compensation policy does not include post-employment benefits, other long-term benefits, employment termination benefits or share-based payments.

The sublease agreement encompasses the area occupied by the Company’s head office, as well as apportionment of condominium and maintenance expenses, among others.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to financial statements

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

The Company has a management agreement with ISA Capital (Parent Company) including, among others, provision of bookkeeping, tax calculation and payroll processing services.

The Company provides operation and maintenance services in connection with the facilities of IEMG, Pinheiros, Serra do Japi and Evrecy.

Internexa Brasil Operadora de Telecomunicações S.A is a subsidiary of ISA Group with which a service agreement was entered into whereby CTEEP assigns to Internexa the right to use the support infrastructure necessary for fiber optic cable installation, ancillary services and related improvements.  In addition, the Company contracted 100Mbps internet link services from Internexa.

On June 27, 2016, the Company and Cymi Holding S.A. entered into an agreement for advance of funds in the amount of R$6,082 to the jointly-controlled subsidiary IESul, proportionally to the interest held therein. The conversion of the advance into capital should occur within 120 days from the date of transfer of funds from shareholders to IESul, subject to approval by the Board of Directors. In 2016, the amount of R$1,660 was converted into capital and the Company contributed with R$830.

These transactions are carried out under specific conditions agreed by the parties.

31.                     Financial instruments

(a)                       Identification of significant financial instruments

	2016	2015 (unaudited)	2014 (unaudited)

Financial assets
Fair value through profit or loss
Cash and cash equivalents	4,524	6,135	4,696
Short-term deposits	336,138	440,054	479,601
Restricted cash	12,002	12,059	—
Loans and receivables
Accounts receivables
Current	1,221,016	319,961	729,946
Non - current	10,225,808	3,526,968	3,165,656
Receivables - SEFAZ
Non - current	1,150,358	965,920	802,102
Receivables from subsidiaries	18,041	29,200	37,429
Guarantees and restricted deposits	70,175	66,268	62,353

Financial liabilities
Amortized cost
Loans and financing
Current	71,679	71,070	132,050
Non - current	432,472	485,239	440,580
Debentures
Current	192,368	180,782	83,846
Non - current	313,931	359,573	535,399
Trade accounts payable	41,482	34,950	75,470
Interest on equity and dividends payable	139,946	2,156	33,703

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to financial statements

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

The carrying amount the financial instruments approximate to their corresponding market values. The Company classifies financial instruments under Level 1 and Level 2, as required by the IFRS pronouncement in force:

Level 1 - Quoted prices in active, liquid and visible markets for identical assets or liabilities that are readily available at the measurement date;

Level 2 - Quoted prices (which may be adjusted or not) for similar assets or liabilities in active markets, and other unobservable inputs under Level 1, directly or indirectly, under the terms of the asset or liability; and

Level 3 - Assets and liabilities whose prices do not exist, or whose prices or valuation techniques are supported by a small market or by a non-existing, unobservable or illiquid market. Under this level, fair value estimate is highly subjective.

The following table demonstrate the hierarchy of the measurement relative to fair value of the assets and liabilities of the Company:

	2016 (Book value)	2016 (Fair value)	Level

Financial assets
Fair value through profit or loss
Cash and cash equivalents	4,524	4,524	Level 2
Short-term deposits	336,138	336,138	Level 2
Restricted cash	12,002	12,002	Level 2
Loans and receivables
Accounts receivables
Current	1,221,016	1,221,016	Level 2
Non - current	10,225,808	10,225,808	Level 2
Receivables - SEFAZ
Non - current	1,150,358	1,150,358	Level 2
Receivables from subsidiaries	18,041	18,041	Level 2
Guarantees and restricted deposits	70,175	70,175	Level 2

Financial liabilities
Amortized cost
Loans and financing
Current	71,403	71,679	Level 2
Non - current	431,926	432,472	Level 2
Debentures
Current	190,452	192,368	Level 1
Non - current	310,627	313,931	Level 1
Trade accounts payable	41,482	41,482	Level 2
Interest on equity and dividends payable	139,946	139,946	Level 2

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to financial statements

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

(b)                       Financing

The rates of book value of loans and financing and debentures are linked to the variation in the TJLP, CDI and IPCA, and approximate market value.

•            Debt-to-equity ratio

Debt-to-equity ratio at the year-end is as follows:

	2016	2015 (unaudited)	2014 (unaudited)

Loans and financing
Current	71,679	71,070	132,050
Non - current	432,472	485,239	440,580
Debentures
Current	192,368	180,782	83,846
Non - current	313,931	359,573	535,399

Total debt	1,010,450	1,096,664	1,191,875

Cash equivalents and short-term deposits	340,662	446,189	484,297

Net debt	669,788	650,475	707,578

Equity	10,297,123	5,515,001	5,228,612

Net debt-to-equity ratio	6.5%	11.8%	13.5%

CTEEP have loan and financing agreements with covenants based on debt-to-equity ratios (Notes 15 and 16). CTEEP is in compliance with the financial covenants requirements.

(c)                        Risk management

The main risk factors inherent in CTEEP and its subsidiaries’ transactions are as follows:

(i)       Credit risk - The CTEEP have agreements containing a bank guarantee clause with Nation Electric System Operator (ONS), concession operators and other agents, governing the provision of services to users of the basic grid. The CTEEP have agreements governing the provision of their services to Other Transmission Facilities (DIT), entered into with concession operators and other agents, which also contain bank guarantee clause minimizing the risk of default.

(ii)        Price risk - Under the terms of the service concession arrangements, revenues of CTEEP are adjusted annually by ANEEL, based on IPCA and IGP-M variation, and part of the revenue is subject to periodic tariff reviews (Note 25.2).

(iii)    Interest rate risk - Financing agreements are monetarily adjusted based on TJLP, IPCA and CDI variation (Notes 15 and 16).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to financial statements

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

(iv)     Funding risk - CTEEP may face difficulties in the future regarding fundraising with repayment periods and costs adjusted to their cash generating profile and/or their debt repayment obligations.

(v)         Guarantee risk - Significant guarantee risks are:

•                  Management of risks associated with carrying retirement and healthcare benefits via Funcesp (a closed supplementary pension entity), through representation before administration agencies.

•                  Participation as a guarantor, to the extent of its interest held in subsidiaries and jointly-controlled subsidiaries, in their financing agreements (Note 15).

(vi)     Liquidity risk - The primary cash sources of the CTEEP arise from:

•  Their operating activities, notably the use of their electric power transmission system by other concession operators and agents of the sector. Cash, represented by RAP related to Basic Grid facilities and Other Transmission Facilities (DIT) is defined by ANEEL, pursuant to current legislation.

The Company is compensated for the transmission system availability, and energy rationing, if any, will have no impact on revenue or receipts.

The Company manages liquidity risk by maintaining bank loan facilities and lines of credit to raise loans as it deems appropriate, through ongoing monitoring of projected and actual cash flows, and matching of the maturity profiles of financial assets and liabilities.

(d)                       Sensitivity analysis

Pursuant to CVM Ruling No. 475 of December 17, 2008, the Company conducts interest rate and currency risk sensitivity analysis. Company management considers its exposure to the other risks described above insignificant.

In order to define a probable scenario for the sensitivity analysis of the interest rate and price index risks, the Company used the same assumptions established for its long-term financial and economic planning. These assumptions are based on the Brazilian macroeconomic scenario and the opinion of market experts, among other aspects.

As such, in order to assess the effects of the Company’s cash flow variation, the sensitivity analysis presented below for items pegged to variable indices considers:

•                                Base scenario - the interest rates on March 31, 2017 (fixed DI interest rate curve determined at December 31, 2016, according to BM&FBovespa), reported in the interest rate risk tables; and

•                                Such rates were appreciated and depreciated by 25% (scenario I) and 50% (scenario II).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to financial statements

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

			Interest rate risk - effects on cash flow
				Risk of increase in indices		Risk of decrease in indices
Transaction	Risk	Balances in 2016	Base scenario	Scenario I	Scenario II	Scenario I	Scenario II

Financial assets
Short-term investments	93.5% to 102.00% CDI	339,091	10,457	12,929	15,351	7,930	5,347

Financial liabilities
Debentures — 2nd series	IPCA+8.10%	22,306	826	920	1,013	731	635
Debentures — single series (ii)	116.0% CDI p.a.	334,546	11,711	14,461	17,147	8,895	6,007
Debentures — single series (iii)	IPCA+6.04%	149,447	4,791	5,417	6,035	4,157	3,515
FINEM BNDES (i), (ii) and (iii)	TJLP + 1.80% to 2.30%	232,928	5,301	6,333	7,352	4,255	3,196

BNDES (Subsidiaries)	TJLP + 1.55% to 2.62% p.a.	139,076	3,652	4,270	4,881	3,026	2,391

Net effect of variation			(15,824)	(18,472)	(21,077)	(13,134)	(10,397)

Reference for financial assets and liabilities
100% CDI (March 2017) (*)			12.72% p.a.	15.90% p.a.	19.08% p.a.	9.54% p.a.	6.36% p.a.

(*) source: http://www.bmfbovespa.com.br/pt_br/servicos/market-data/consultas/mercado-de-derivativos/precos-referenciais/taxas-referenciais-bm-fbovespa/. Reference date: December 29, 2016.

32.                     Commitments - operating lease agreements

The significant commitments assumed by CTEEP refer to operating leases of vehicles, the minimum future payments of which, in total and for each period, are as follows:

	2016	2015 (unaudited)	2014 (unaudited)

Within 1 year	6,511	6,762	6,747
From 1 to 5 years	893	4,563	11,048
	7,404	11,325	17,795

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to financial statements

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

33.                     Insurance

Breakdown of insurance lines and effective period is as follows:

Type	Effectiveness	Amount insured — thousands of reais	Premium — thousands of reais

Property (a)	01/23/16 to 06/01/18	2,866,808	6,752
General civil liability (b)	09/01/16 to 09/01/17	25	140
National transport (c)	09/30/16 to 09/30/17	411,919	38
Personal accidents - Group (d)	05/01/16 to 05/01/17	74	4
Automobile (e)	03/02/16 to 03/02/17	Market value	245
Court-ordered guarantee (f)	11/29/13 to 11/30/18	278,571	2,885
			10,064

(a)                       Property - Coverage against risks of fire and electrical damage to the main equipment installed in transmission substations, buildings and respective contents, storerooms and facilities, according to Service Concession Arrangements, whereby the transmission companies shall take out insurance to ensure adequate coverage of the most important equipment of the transmission system facilities, in addition to defining the items and facilities to be insured.

(b)                       General civil liability - Coverage to repair unintentional personal and/or property damage caused to third parties as a result of the Company’s operations.

(c)                        National transport - Coverage against damage caused to the Company’s items and equipment transported throughout the Brazilian territory.

(d)                       Personal accidents - Group - Coverage against personal accidents to officers and trainees.

(e)                        Automobile - Coverage against collision, fire, theft and third parties.

(f)                         Court-ordered guarantee - Replacement of collaterals and/or judicial deposits made to the Granting Authority.

There is no coverage for damage in transmission lines against fire, lightning, explosions, short-circuits and power outages.

Given their nature, the assumptions adopted to take out insurance are not part of the audit scope. Accordingly, they were not audited by our independent auditors.

34.                     Supplementary retirement plan governed by Law No. 4819/58

The supplementary retirement plan governed by State Law No. 4819/58, which addressed the creation of the State Social Welfare Fund, is applicable to employees of government agencies, of corporations in which the State held the majority of shares with controlling rights, and of industrial services owned and administered by the state, hired until May 13, 1974, and provided for supplementary retirement and pension benefits, additional leave entitlement and family allowance. Funds required to cover liabilities assumed in this plan are the full responsibility of the applicable São Paulo State Government authorities, implemented under an agreement between SEFAZ-SP and CTEEP on December 10, 1999.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to financial statements

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

This procedure was carried out regularly until December 2003 by Funcesp, with funds from SEFAZ-SP, transferred by CESP and later by CTEEP. From January 2004, SEFAZ-SP started to directly process those payments, without the intervention of CTEEP and Funcesp, at amounts historically lower than those paid until December 2013.

(a)                       Civil Class Action in progress at the 2nd Public Finance Court

This event caused the filing of legal proceedings by retirees, with emphasis on the Civil Class Action whose decision was handed down by the 2nd Public Finance Court in June 2005, whereby the claim was deemed unfounded, allowing the payroll processing and retirement and pension payouts according to Law No. 4819/58, by SEFAZ-SP. FUNCESP Retiree Association (AAFC), which represents FUNCESP retirees and pensioners, filed an appeal and prior to its judgment protested against the jurisdiction of the Regular Legal Court, which was accepted by the São Paulo Court of Justice (TJ/SP). Subsequently, in August 2008, the Higher Court of Justice (STJ) recognized the jurisdiction of the Regular Legal Court, and AAFC filed another appeal taking the matter to the STF, which upheld the jurisdiction of the Regular Legal Court. The various appeals filed by AAFC were denied by the STF, and the last decision was handed down on October 7, 2015, becoming final on November 24, 2015, maintaining the jurisdiction of the Regular Legal Court. This proceeding was received by the 2nd Public Finance Court/SP on May 24, 2016 and taken to the Labor Prosecution Office so that it expresses its understanding, for subsequent submission to São Paulo State Court of Justice (TJ/SP) for judgment of the appeal filed by AAFC against the decision that deemed such proceeding unfounded.

On June 27, 2016, a stay of decision was assigned to the Appeal filed by AAFC and after the parties expressed their understanding, on July 22, 2016, a new decision was handed down clarifying that the labor preliminary injunction should be maintained up to the appeal judgment.

The AAFC appeal awaits judgment since August 29, 2016.

(b)                       Class Action in progress at the 2nd Public Finance Court (former Labor Claim that was evaluated by the 49th Labor Court)

In contrast to the decision previously handed down, a decision issued by the 49th São Paulo State Labor Court was communicated to CTEEP on July 11, 2005 granting interim relief for Funcesp to process again the payments of benefits arising from State Law No. 4819/58, according to respective rules, as performed until December 2003, with CTEEP acting as an intermediary between SEFAZ-SP and Funcesp.

In order to fulfill the aforementioned court decisions, CTEEP requests the necessary funds to SEFAZ-SP, on a monthly basis, to transfer them to Funcesp, which must process the respective payments to the beneficiaries. This class action resulted in an unfavorable decision against SEFAZ-SP, CESP, Funcesp and CTEEP.

Due to the existence of proceedings at Courts of different jurisdictions, the Conflict of Jurisdiction was raised before the STF to define the jurisdiction to judge the action. On March 12, 2015, the STF handed down a decision recognizing the jurisdiction of the Regular Legal Court and voiding all decisions of the Labor Court.

AAFC filed an appeal against the decision, which was denied on October 14, 2015, and the jurisdiction of the Regular Legal Court was upheld. An unappealable decision was handed down on November 20, 2015. On March 21, 2016, the Supreme Labor Court (TST) ordered the case to be remanded to the 49th São Paulo Labor Court, which transmitted the records to the Regular Legal Court.

The Class Action was filed with the 2nd Public Finance Court/SP on May 20, 2016, and on May 30, 2016 a decision was handed down revoking the preliminary injunction that required CTEEP to pay the monthly installments, extinguishing the requests inherent in the payroll processing, and deeming unfounded the request for refund of any differences due to retirees and pensioners according to Law No. 4819/58.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to financial statements

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

SEFAZ-SP resumed payroll processing from June 2016, however, after lodging of appeal, AAFC requested to the TJ/SP assignment of stay of decision to the appeal, which was granted on June 27, 2016.

After the parties expressed their understanding, a new decision was handed down on July 22, 2016, clarifying that the labor preliminary injunction should be maintained until a decision on the AAFC appeal is handed down, which is awaiting judgment at TJ/SP since December 6, 2016.

(c)                        Conflict of jurisdiction

Upon judging, the Conflict of Jurisdiction that involves the lawsuits informed in letters “a” and “b” above, the STF recognized the jurisdiction of the Regular Legal Court to process the lawsuits, voiding the decisions handed down by the Labor Court (decision published in April 2015). AAFC filed an appeal.

On May 4, 2015, by means of a Notice, SEFAZ-SP assumed the responsibility for processing and payment of the retirees’ payroll.

AAFC filed Precautionary Action No. 3882 before the STF, seeking that the decision handed down by the Labor Court would prevail until the competent Court had analyzed the preliminary injunction handed down by the Labor Court.

The STF granted that application and by means of a Notice delivered on June 8, 2015 SEFAZ-SP ceased to process the payroll, which returned to the previous status (also through a SEFAZ-SP Notice). CTEEP, SEFAZ-SP and Funcesp filed an appeal.

On October 14, 2015, the STF judged those appeals, upholding the decision of Conflict of Jurisdiction that recognized the jurisdiction of Regular Legal Court to process and judge the class action that is currently being examined at the 49th Labor Court of São Paulo State,, as well as the precautionary action filed by AAFC, which maintains the preliminary injunction of the Labor Court until the Competent Court has considered the request. The Conflict of Jurisdiction decision became final on November 20, 2015.

(d)                       Collection lawsuit

Since September 2005, SEFAZ-SP has been transferring to CTEEP an amount lower than that required for the faithful compliance with such decision of the 49th Labor Court mentioned in item “(b)” above.

As a consequence of this decision, CTEEP transferred to Funcesp, from January 2005 to December 2016, R$3,928,363 for the payment of benefits under State Law No. 4819/58, having received from SEFAZ-SP R$2,515,845 for such purpose. The difference between the amounts transferred to Funcesp and refunded by SEFAZ-SP, totalizing R$1,412,518 (Note 8 (a)), has been required by CTEEP for refund by SEFAZ-SP. In addition, there are amounts relating to labor claims settled by the Company which are the responsibility of State Government, amounting to R$254,095 (Note 8.(b)), thus totalizing R$1,666,613.

In December 2010, CTEEP filed a collection lawsuit against SEFAZ-SP to recover the amounts until then not received with regard to this matter. In May 2013, after the decision handed down that dismissed the collection lawsuit without analyzing the merits of the case, CTEEP filed an appeal, however, said decision was upheld by the Court (December 2014).

CTEEP filed a new appeal and SEFAZ-SP and Funcesp expressed their understanding. On August 31, 2015, the TJ/SP accepted the appeal of CTEEP and ordered SEFAZ-SP to transfer the supplementary retirement and pension amounts under the terms of the adjustments executed with CTEEP and governing laws, except for amounts disallowed.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to financial statements

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

With a view to including the amounts disallowed in such decision, CTEEP filed another appeal for clarification, accepted by the court on February 1, 2016, which upheld the decision of August 31, 2015, determining the verification, during the administrative procedure to adjust discrepancies in records, of the amounts not passed on by SEFAZ-SP.

On March 7, 2016, SEFAZ-SP filed an appeal that was dismissed in the judgement of July 4, 2016, upholding the decision unfavorable to SEFAZ-SP. Another appeal was filed, awaiting judgment by TJ/SP.

(e)                        Lawsuit from retirees’ association

In the second quarter of 2012, AAFC filed lawsuit No. 0022576-08.2012.8.26.0053 against SEFAZ-SP, seeking reimbursement of the supplementary retirement plan governed by Law No. 4819/58 so that said plan may honor retirement and pension payouts.

This lawsuit was dismissed without judgment on the merits, and AAFC filed an Appeal, which was not granted in decision dated July 26, 2016 by the São Paulo Court of Justice, resulting in a new appeal filed by AAFC.

The Company is not part of this lawsuit, and only follows up on the process since it can benefit from the decisions.

(f)               Writ of mandamus - Campinas City Union

On April 19, 2013, by means of a Notice, SEFAZ-SP recognized the effective transfers to CTEEP of the amounts previously disallowed, relating to certain accounts that partially comprise the amount not transferred and required for due compliance with the decision awarded by the 49th Labor Court. SEFAZ-SP recognition was due to the unappealable decision handed down in the records of the Collective Petition for Writ of Mandamus filed by Sindicato dos Trabalhadores da Indústria de Energia Elétrica de Campinas, which determined that SEFAZ-SP shall maintain the payments of supplementary retirement and pension of retirees without eliminating such amounts.

Corroborating the position mentioned above, the Union filed an application to extend the decision to retirees not included in the initial list, which was granted by the Labor Court.

SEFAZ-SP filed a number of legal measures to reverse such decision, unsuccessfully to date.

The Company is not part of this lawsuit, and only follows up on the process since it can benefit from the decisions.

CTEEP’s position

CTEEP remains committed to voiding the decision of the TJ/SP Reporting Justice who through a preliminary injunction upheld the payroll processing as determined by the Labor Court until the judgement on merits of the appeal, in order to allow the return of the procedure of payment direct from payroll of benefits of State Law No. 4819/58 by SEFAZ-SP. CTEEP also confirms the understanding of its legal department and external legal advisors that the costs arising from State Law No. 4819/58 and its regulation are the full responsibility of SEFAZ-SP and continues adopting additional measures to protect its interests.

In view of the new events occurred in 2013, especially those related to the legal progress of the lawsuit relating to the collection of amounts due by SEFAZ-SP as mentioned above, and considering the legal progress of other proceedings and lawsuits also aforementioned, CTEEP management reviewed its position, recognizing in 2013 a provision for losses on realization of part of receivables, whose realization term is expected to be extended, and it is yet not sure that these amounts are the sole responsibility of SEFAZ-SP.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to financial statements

December 31, 2016, 2015 and 2014

In thousands of reais, unless otherwise stated

Management has been monitoring new events relating to the legal and business aspects underlying this matter, as well as any impact on the Company’s financial information.

35.           Subsequent events

(a)             Debentures

On February 10, 2017, the Company issued a notice to the market for the public offering of simple, non-convertible, single series, unsecured debentures, registered and book-entry debentures, with a par value of R$1,000.00, in the total amount of up to R$300,000. The updated nominal value of the debentures will be fully amortized, in a single installment, on the maturity date scheduled for February 15, 2024, and the remuneration will be paid annually, as of the issue date. The financial settlement is programmed for March 31, 2017.

(b)             Accounts receivables - Concession assets

On February 21, 2017, the Board of Directors of ANEEL approved the result of Public Hearing No. 068/20166, created to incorporate the effects of Administrative Ruling MME No. 120/2016, which regulates Law No. 12783/2013. A preliminary analysis of this Public Hearing conducted by the Company indicates that there are no significant effects on the estimates recognized in accounting. Accordingly, no changes were accounted for in the financial statements as of December 31, 2016.

***