Form 20-F/A
period 2016-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2017-06-14
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

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

☐ Yes   ☒ No

Explanatory Note — Amendment

This Amendment No. 3 amends our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) dated April 29, 2017, as filed with the U.S. Securities and Exchange Commission on May 1, 2017 and is being filed solely for the purpose of including the 2016 financial statements of Madeira Energia S.A. as Madeira Energia S.A. met the criteria set forth in Rule 3-09 of Regulation S-X in 2014.

This Amendment No. 3 speaks as of the initial filing date of the Annual Report. Other than as expressly set forth above, no part of the Annual Report is being amended. Accordingly, other than as discussed above, this Amendment No. 3 does not purport to amend, update or restate any other information or disclosure included in the Annual Report or reflect any events that have occurred after the initial filing date of the Annual Report. As a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 continues to speak as of April 28, 2017 or, to the extent applicable, such other date as may be indicated in the Annual Report.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

In 2016, our affiliate CTEEP — Companhia de Transmissão de Energia Elétrica Paulista was a significant associate under Rule 3-09 of Regulation S-X. In 2015, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S-X. In 2014, Madeira Energia S.A. and Energia Sustentável do Brasil Participações S.A. constituted significant subsidiaries under Rule 3-09 of Regulation S-X.  The financial statements for those entities as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 were included in our annual report for 2014 on Form 20-F and the financial statements for those entities as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 were included in our annual report for 2015 on Form 20-F.  The financial statements of Energia Sustentável do Brasil Participações S.A. and CTEEP — Companhia de Transmissão de Energia Elétrica Paulista, each as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 were filed as an amendment to our Annual Report on June 12, 2016.  Please see attached the financial statements of Madeira Energia S.A. as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

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

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

June 14, 2017	By:	/s/ Wilson Pinto Ferreira Junior
Name: Wilson Pinto Ferreira Junior
Title: Chief Executive Officer

	By:	/s/ Armando Casado de Araújo
Name: Armando Casado de Araújo
Title: Chief Financial and Investor Relations Officer

3

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Madeira Energia
Independent Auditor’s Report of Madeira Energia S.A. as of and for the years ended December 31, 2016 and 2015, and for the three years ended December 31, 2016	F-3
Consolidated balance sheets as of December 31, 2016 and 2015	F-4
Consolidated statements of operations for the years ended December 2016, 2015 and 2014	F-5
Consolidated statements of comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014	F-6
Consolidated statements of changes in equity for the years ended December 31, 2016, 2015 and 2014	F-7
Consolidated statements of cash flows for the years ended December 31, 2016, 2015 and 2014	F-8
Notes to the consolidated financial statements for the years ending December 31, 2016, 2015 and 2014	F-9

Madeira Energia S.A. — MESA

and its subsidiary

Consolidated Financial statements

at December 31, 2016 and

independent auditor’s report

Independent Auditor’s Report

To the Board of Directors and Shareholders

Madeira Energia S.A. — MESA

We have audited the accompanying consolidated balance sheet of Madeira Energia S.A. — MESA and its subsidiary (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in equity and of cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Madeira Energia S.A. — MESA and its subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

São Paulo - Brazil
April 28, 2017

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers Auditores Independentes

PricewaterhouseCoopers, Av. Tancredo Neves 620, 34°, Ed. Empresarial Mundo Plaza, Caminho das Árvores, Salvador, BA, Brasil 41820-020, T: (71) 3417-7500, F: (71) 3417-7698, www.pwc.com.br

Madeira Energia S.A. - MESA

and its subsidiary

Consolidated Balance sheets

All amounts in thousands of reais

		December 31,	December 31,
Assets	Note	2016	2015
Current assets
Cash and cash equivalents	4	57,974	299,963
Consumers and concessionaires	5	332,552	300,931
Income tax and social contribution recoverable		34,575	36,926
Taxes for offset	6	1,262	14,302
Inventories		42,089	23,481
Guarantee deposits	7	37,771	46,147
Recoverable expenses	8	34,880	830,936
Prepaid expenses	9	65,809	39,351
Other assets		21,948	16,182

		628,860	1,608,219

Income tax and social contribution recoverable
Taxes for offset	6	1,394	1,418
Guarantee deposits	7	317,557	499,028
Recoverable expenses	8	891,105	32,687
Deferred income tax and social contribution	10	588,161	620,581
Prepaid expenses	9	209,593	13,531
Other assets		12	15,131

		2,007,822	1,182,376

Property, plant and equipment	11	22,242,621	21,978,007
Intangible assets	12	197,780	202,379
		24,448,223	23,362,762
Total assets		25,077,083	24,970,981

		December 31,	December 31,
Liabilities and equity	Note	2016	2015
Current liabilities
Trade payables	13	366,198	976,217
Salaries and charges payable		2,668	2,678
Borrowings	14.1	560,747	440,915
Debentures	14.2	41,612	9,864
Taxes and contributions	15	53,529	31,753
Advances from customers	16		86,697
Performance bond	17		114,169
Regulatory and sector charges		48,507	40,275
Concessions payable	18	20,649	19,301
Social and environmental provisions	19	116,454	63,890
Provision for contingencies	20	552,478	355,973
Other liabilities	21	731,353	9,725
		2,494,195	2,151,457
Non-current liabilities
Borrowings	14.1	10,445,639	10,427,165
Debentures	14.2	4,020,316	3,634,073
Taxes and contributions	15	26,737	38,377
Advances from customers	16		260,941
Performance bond	17	350,157	219,590
Concessions payable	18	241,439	226,896
Obligations tied to the concession		8,655	5,653
Social and environmental provisions	19	263,482	266,602
Provision for contingencies	20	27,868	10,983
Other provisions	22	520,940	210,325
Deferred income tax and social contribution	23	259,038	267,822
		16,164,271	15,568,427
Total liabilities		18,658,466	17,719,884
Equity	24
Share capital		9,546,672	9,761,952
Accumulated losses		(3,128,055)	(2,510,855)
		6,418,617	7,251,097
Total liabilities and equity		25,077,083	24,970,981

The accompanying notes are an integral part of these financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Consolidated Statement of operations

Years ended December 31

All amounts in thousands of reais unless when otherwise stated

	Note		2016	2015	2014
Net operating revenue	26		2,802,554	2,604,869	2,343,960
Net revenue from sale of energy			2,802,554	2,604,869	2,520,600
Share of net loss related to the 2nd advance schedule					(176,640)
Cost of electric energy service	27	(a)	(1,844,691)	(2,082,620)	(3,686,398)
Cost of sale of electric energy			(961,370)	(1,393,144)	(3,042,482)
Cost of operation			(883,321)	(689,476)	(643,916)
Gross operating income			957,863	522,249	(1,342,438)
General and administrative expenses	27	(b)	(146,593)	(152,229)	(139,184)
Other revenues / (expenses)			685	(36)	364
Operating income (loss)			811,955	369,984	(1,481,258)
Finance income	28		146,200	156,717	64,533
Finance costs	28		(1,551,719)	(1,123,658)	(797,759)
Finance costs, net			(1,405,519)	(966,941)	(733,226)
Loss before income tax and social contribution			(593,564)	(596,957)	(2,214,484)
Income tax and social contribution - current					(49)
Income tax and social contribution - deferred			(23,636)	614,983	6,473
(Loss)/profit for the year			(617,200)	18,026	(2,208,060)
Basic and diluted (loss)/ earnings per thousand common shares (in reais)	25		(60.13)	1.86	(287.12)

The accompanying notes are an integral part of these financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Consolidated Statement of comprehensive (loss) income

Years ended December 31

All amounts in thousands of reais

	2016	2015	2014
Net (loss) income for the year	(617,200)	18,026	(2,208,060)
Comprehensive (loss) income for the year	(617,200)	18,026	(2,208,060)
Comprehensive (loss) income for the year attributable to the stockholders of the Company	(617,200)	18,026	(2,208,060)

The accompanying notes are an integral part of these financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Consolidated Statement of changes in equity

All amounts in thousands of reais

	Note	Subscribed	Unpaid	Retained earnings (accumulated deficit)	Advance for future capital increase	Total
At January 1, 2014		6,746,672		(320,821)		6,425,851
Total comprehensive income (loss) for the year
Profit for the year				(2,208,060)		(2,208,060)
Total comprehensive loss for the year				(2,208,060)		(2,208,060)
Total contribution by stockholders
Capital increase on 2.18.2014		200,000				200,000
Capital increase on 3.25.2014		200,000				200,000
Capital increase on 8.05.2014		350,000				350,000
Capital increase on 9.05.2014		850,000				850,000
AFCI received on 10.3.2014					295,740	295,740
Capital subscrited on 10.21.2014		1,415,280	(1,415,280)			—
Capital increase on 10.21.2014			483,635		(150,660)	332,975
Capital increase on 10.22.2014			326,365			326,365
Capital increase on 10.27.2014			232,800		(55,800)	177,000
Capital increase on 12.9.2014			66,234		(21,204)	45,030
Total contribution by stockholders		3,015,280	(306,246)	—	68,076	2,777,110
At December 31, 2014	24	9,761,952	(306,246)	(2,528,881)	68,076	6,994,901
Total comprehensive income (loss) for the year
Profit for the year				18,026		18,026
Total comprehensive loss for the year				18,026		18,026
Total contribution by stockholders
Capital increase on 1.8.2015			22,230			22,230
Capital increase on 1.12.2015			41,594		(9,970)	31,624
Advance for future capital increase received on 1.12.2015					62,480	62,480
Capital increase on 1.21.2015			166,374		(82,758)	83,616
Capital increase on 7.31.2015			76,048		(37,828)	38,220
Total contribution by stockholders			306,246		(68,076)	238,170
At December 31, 2015	24	9,761,952		(2,510,855)		7,251,097
Total comprehensive income (loss) for the year)
Loss for the year				(617,200)		(617,200)
Total comprehensive income (loss) for the year				(617,200)		(617,200)
Total contribution by stockholders
Capital increase on 3.4.2016		111,540				111,540
Capital increase on 3.7.2016		126,360				126,360
Capital increase on 3.8.2016		152,100				152,100
Return of capital increase		(605,280)				(605,280)
Total contribution by stockholders		(215,280)				(215,280)
At December 31, 2016	24	9,546,672		(3,128,055)		6,418,617

The accompanying notes are an integral part of these financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Consolidated Statements of cash flows

Years ended December 31

All amounts in thousands of reais

	Note		2016	2015	2014
Cash flows from operating activities
Loss for the year before income tax and social contribution			(593,564)	(596,957)	(2,214,484)
Adjustments
Interest and monetary variation, net			1,386,879	962,876	595,696
Sale and supply of electric energy			(421,218)	(347,615)	(520,478)
Electric energy purchased for resale			86,724	874,445	306,821
Network use charge			121,983	73,351	60,788
Depreciation and amortization	11 e 12		674,768	480,758	377,280
Advance schedule loss, net					67,501
Provision for contingencies			3,076	62
Other operating costs				11,675	163,977
			1,258,648	1,458,595	(1,162,899)
Changes in assets and liabilities
Consumers and concessionaires			300,931	280,934	191,677
Other assets			(4,965)	(10,685)	(10,791)
Income tax and social contribution recoverable			3,770	22,969	(5,895)
Recoverable expenses			(71)	5,522	23,644
Prepaid expenses			(222,520)	22,790	8,652
Taxes for offset			13,064	49,642	(61,674)
Guarantee deposits			189,847	(374,071)	(13,467)
Trade payables			(471,939)	(636,061)	(510,433)
Salaries and charges payable			(10)	541	189
Taxes and social contributions			9,596	(10,568)	1,168
Advances from customers			(270,513)	300,000	154,789
Personnel liabilities					2,085
Regulatory and sector charges			11,081	11,144	20,682
Other liabilities			1,037	(10,977)	1,386
Social and environmental provisions			(147,270)	(47,423)	(114,609)
			670,686	1,062,352	(1,475,496)

Receipt of Availability Factor of turbines (“FID”)			144,981
Payment of interest and charges on debentures			(94,492)	(86,506)	(72,412)
Payment of interest on borrowings	14.1	(c)	(676,563)	(622,487)	(381,356)
Net cash provided by (used in) operating activities			44,612	353,359	(1,929,264)
Cash flows from investing activities
Additions to property, plant and equipment			(360,871)	(1,182,907)	(1,373,516)
Additions to intangible assets			(9,131)	(14,156)	(17,057)
Payment for the use of public property - concession	18		(20,068)	(18,289)	(1,552)
Net cash used in investing activities			(390,070)	(1,215,352)	(1,392,125)
Cash flows from financing activities
Stockholders’ capital increase			390,000	175,690	2,777,110
Advance for future capital increase				62,480
Issue of debentures					704,941
Borrowings	14.1	(c)	138,677	1,060,573	15,000
Payment of borrowings- Principal	14.1	(c)	(425,208)	(377,916)	(232,903)
Net cash provided by financing activities			103,469	920,827	3,264,148
(Decrease) Increase in cash and cash equivalents, net			(241,989)	58,834	(57,241)
Cash and cash equivalents at the beginning of the year	4		299,963	241,129	298,370
Cash and cash equivalents at the end of the year	4		57,974	299,963	241,129

The accompanying notes are an integral part of these financial statements.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

1                                              General information

Madeira Energia S.A. - MESA (“Company”) is a privately-held corporation, organized on August 27, 2007, headquartered in the city of São Paulo Brazil, whose purpose is the development of the implementation project of the Santo Antônio Hydroelectric Plant (“HEP”) in a section of the Madeira River, in the city of Porto Velho, State of Rondônia, as well as conducting all the activities necessary to the construction, operation, maintenance and exploitation of that hydroelectric plant and its associated transmission system.

On September 29, 2008, the Company gained consent of the ANEEL (“National Electric Energy Agency”) to transfer the energy generation concession to its wholly-owned subsidiary, Santo Antônio Energia S.A. (“Subsidiary”), currently responsible for the construction and exploitation of the development and facilities of restricted interest transmission of the electricity powerhouse.

The Concession Agreement between MESA and MME (“Ministério de Minas e Energia”) of Brazil, define that Santo Antônio Hydroelectric Plant (“HEP”) can be operating by MESA for 35 years as from the date of its signature, June 13, 2008.

(a)                                      Generation capacity

The construction of the Santo Antônio HEP, which expected minimum installed capacity is 3,568 MW, with the implementation of 50 “Bulb” turbines that operate in rivers with low waterfall and large flow of water, was started in the second half of 2008. The average physical guarantee of energy of the Santo Antônio HEP, after full motorization, is of 2,424.2 MW.

At December 31, 2016, the Santo Antônio HEP has 44 generating units in commercial operation, totaling 2,218 MW of average physical guarantee. In the same period of the previous year, 2015, the Santo Antônio HEP operated with 35 generating units.

On January 3, 2017, the Santo Antonio HEP has 50 generating units in commercial operation, reaching its full generating capacity of 2,424.2 average MW of physical guarantee.

(b)                                      Sale of electric energy

Electric energy is produced and sold by the Subsidiary as an “Independent Producer” in accordance with the Concession Agreement.

In compliance with public auction notice 05/ 2007 of the Santo Antônio HEP, which sets forth the sale of 70% (1,552.6 average MW) of the Santo Antônio HEP original project energy (2,218 average MW) guaranteed in the Regulated Contracted Environment (ACR), on July 25 and 28, 2008, the Agreements for Sale of Electric Energy in the Regulated Environment (CCEARs) were entered into through the intermediation of the Electric Energy Trading Chamber (CCEE), with the 32 purchasers that took part in auction 05/2007 - ANEEL.

The balance of 30% of the original project’s guaranteed energy (665.4 average MW), as well as the energy volume resulting from the Santo Antônio HEP expansion project (206.2 average MW), was freely sold by the Company.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

The energy related to the expansion of the Santo Antonio HEP (206.2 average MW) was sold through the 19th A-3 energy auction conducted on June 6, 2014, when the Company sold 129.6 average MW of energy net of losses. The remaining 70 average MW were sold under Agreements for Sale of Electric Energy in the Free Environment (CCEALs).

SAE sells 100% of its physical guarantee, of which 70% is sold in the Regulated Contracting Environment (ACR) and 30% in the Free Contracting Environment (ACL).

(c)                                            Carbon credits

In 2013, the Subsidiary obtained authorization to register with the United Nations Organization (“UN”) to take part in the Clean Development Mechanism (“CDM”). With UN’s endorsement, the Santo Antônio HEP was the first large plant in commercial operation in Brazil to effectively generate carbon credits for the global market. In accordance with the CDM’s methodology, the volume of credits is equivalent to the greenhouse gases not emitted into the atmosphere, expanding the offer of energy generated from a clean and renewable source.

In 2016, the Subsidiary sold eight hundred thirty-three thousand six hundred and three (833,603) carbon credits at the United Nations Framework Convention on Climate Change (UNFCCC).

The Subsidiary recognizes carbon credit when it is sale is realized.

Santo Antônio HEP, which operates within the quota of 70.5m, has a ratio of installed nominal power/reservoir area of 8.88 W/m2, which is the double of minimum energy efficiency to generate carbon credits (4W/m2), thanks to the use of bulb turbines, responsible for generating energy using the river flow, not requiring the formation of a large reservoir.

(d)                                           Company compliance program

With respect to Brazilian Law 12,846/13 that provides for the administrative and civil accountability of legal persons for the practice of acts against the public administration, the Company has an Integrity Program consisting of a set of internal control mechanisms and procedures aimed at detecting, avoiding and remedying irregularities against itself or against third parties, so the financial statements will be free from material misstatements. Specifically in relation to controls and mechanisms to ensure that its property, plant and equipment is free from irregularities and that the amount stated in the financial statements reflects adequately the correct amount, the Company has implemented: (i) a monthly checking procedure including the issue of an engineering monitoring report prepared by an external independent company contracted within the Company’s financing agreements, which follow the enterprise’s physical and financial schedule; (ii) physical count procedure, validation and unitization of property, plant and equipment components performed in accordance with the rules established by ANEEL based on the Electricity Sector Asset Control Manual (MCPSE); and (iii) checking by financial agents based on the analysis of invoices and other documents, to confirm the use of funds in the Santo Antônio HEP construction project. The Company has an Ethics Committee whose purpose is to promote the legitimization, compliance, and the enhancement of the guidelines of its Code of Conduct, as well as analyze and judge cases of infringement by members, partners, third parties and contracted parties.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

(e)                                  Approval of the consolidated financial statements

In compliance with the provisions of Instruction 480/09 of the Brazilian Securities Commission (CVM), the Company’s Executive Board declares that it has discussed, reviewed, and agreed with the opinions expressed by the independent auditors in their report, and with the consolidated financial statements for the year ended December 31, 2016, which were presented to and reviewed by the Board of Directors at a meeting held on April 27, 2017, that unanimously recommended its approval in the OrdinaryGeneral Stockholders Meeting.

2                                         Summary of significant accounting policies

The main accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Accounting policies specific to items presented in the consolidated balance sheet, statement of operations, statement of changes in equity and statement of cash flows are presented in their respective notes.

2.1                               Basis of preparation

(a)                                 Consolidated financial statements

The consolidated financial statements have been prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). Additionally, aspects of the specific Brazilian legislation issued by the ANEEL, particularly regarding the structure of accounts and the way of recording events were considered, aiming at standardizing the practices with other companies of the electric sector.

(b)                                 Changes in accounting policies and disclosures

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

•                                          IFRS 9 - “Financial instruments” addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014 and is effective as from January 1, 2018. It replaces the orientation included in IAS 39 related to the classification and measurement of financial instruments. IFRS 9 maintains but simplifies the combined measurement model and establishes three main measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. It also establishes a new model for expected credit losses, replacing the current model of incurred losses. IFRS 9 relaxes the requirements for hedge effectiveness, and demands an economic relationship between the hedged item and the hedge instrument, and that the hedge rate be the same as the one used by management for risk management purposes. Management is yet to assess the full impact of its adoption.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

•               IFRS 16 — “Leases”: the new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17 — “Leases” and corresponding interpretations. Management is assessing IFRS 16’s impact on adoption.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company and its subsidiary.

2.2                               Financial assets — Classification, recognition and measurement

The Company and its Subsidiary classify their financial assets in the loans (Notes 14.1 — 14.2) and receivables (Notes 5 - 7) category, included receivables based on contractual rights (Note 8). The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial assets upon initial recognition. Loans and receivables are initially carried at fair value and subsequently at amortized cost using the effective interest rate method.

2.3                               Impairment of non-financial assets

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount, which represents the higher of an asset’s fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGU’s)). For the years ended December 31, 2016 and 2015, management did not identify indications that could require the recording of impairment losses for non-financial assets.

2.4                               Impairment of financial assets

The Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as result of one or more events occurred after the initial recognition of the assets (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. For the year ended December 31, 2016, management did not identify objective evidence that could require the recognition of impairment losses on financial assets. However, for the year ended December 31, 2015, management recognized impairment of “Recoverable expenses” (Note 8).

2.5                               Critical accounting estimates and judgment

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

Accounting estimates and judgment are continuously assessed and are based on the historical experience and other factors, including expected future events considered reasonable in the circumstances.

Based on assumptions, the Company and its subsidiary make estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the current year are related to deferred income tax and social contribution asset (Note 10), useful economic life of property, plant and equipment items (Note 12), Social and environmental provisions (Note 19) and Provisions for contingencies (Note 20).

2.6                               Net working capital - negative

At December 31, 2016, the Company and its subsidiary posted excess current liabilities over current assets in the amount of R$ 1,865,335, arising mainly from the “Trade payables” (Note 13), “Other liabilities” (Note 21), “Borrowings” (Note 14.1), and Provision for contingencies (Note 20) accounts.

To solve the status of negative working capital, the Company counts on the favorable decision of ANEEL’s administration, in accordance with the 34th Ordinary Public Meeting, when it expects to revert this debt (Note 20) item (i) FID (“Availability Factor”) of turbines R$ 552M, upon release of funds from the debt service reserve account, which will be replaced by bank guarantee, and with operating cash flow.

Upon the adjustment of the Company’s capital (Note 24), the funds contributed by MESA’s stockholders, specifically Furnas Centrais Elétricas S.A. (“Furnas”), Caixa Fundo de Investimento em Participações Amazonia Energia, and Odebrecht Energia do Brasil S.A. — will be sorted out in accordance with one of the manners permitted by corporate law, by decision of stockholders in an Extraordinary General Stockholders Meeting called for that purpose.

2.7                               Intangible assets

Clarifies that the depreciation of a property, plant and equipment item based on the revenue generated by the use of the asset is not appropriate. Also states that only in rare circumstances, the amortization of an intangible asset based on revenue generated by the use of the asset may be adequate, depending on the correlation between revenue and the economic benefits generated

2.8                               Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due in one year or less(1). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

2.9                               Social and environmental provisions

In accordance Brazilian Power Accounting Guidance (MCSE - Manual Contábil do Setor Elétrico), at the start of the operation all social and environmental expenses included Operating License should be booked at fixed asset. When the project was concluded these kind of charges must be booked in P&L.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to the elapsed time is recognized as interest expense.

3                                         Financial instruments and risk management

(a)                                 Overview

The Company and its subsidiary operate with various financial instruments, including cash and cash equivalents, trade payables and financing.

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

(b)                                 Risk management

The Company and its subsidiary adopt operating and financial policies and strategies approved by their Managements, which regulate the exposure to credit risk in financial instruments, to ensure the value, liquidity, safety and profitability of its assets, and to maintain the indebtedness level and debt profile as established in the Company’s business plan and in accordance with resolutions of the Board of Directors.

The most significant financial risks to be managed by the Company and its subsidiary are:

(i)                                     Interest rate and inflation risk

The Subsidiary is also exposed to the variation in the interest rate of borrowings. At December 31, 2016, Santo Antônio Energia S.A. had borrowings in the amount of R$ 11,006,386, of which R$ 10,419,712 (Note 14.1) related to borrowings from the National Economic and Development Bank (BNDES), pegged to the Long-Term Interest Rate (TJLP) and has R$ 4,061,928 (Note 14.2) in debentures pegged to the Extended National Consumer Price Index (IPCA).

Additionally, the Subsidiary assumed, upon execution of Concession Agreement 001/2008 for Use of public property for generation of energy, the obligation to pay to the Federal Government the total amount of R$ 379,267, in monthly installments proportionate to the annual amount of R$ 11,852, annually adjusted by the IPCA (Note 18).

At December 31, 2016, the Subsidiary does not have derivative financial instruments to hedge these risks.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

(ii)                                  Credit risk

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

Part of the Subsidiary’s agreements for sale of energy is backed by rules of the commercialization of electric energy in regulated environment. Additionally, the Subsidiary seeks to minimize its credit risks through guarantee mechanisms involving receivables from its customers and, when applicable, by means of bank guarantees.

(iii)                               Liquidity risk

The Company and its Subsidiary permanently monitor short-, medium- and long-term, budgeted and actual cash flows, seeking to avoid possible mismatching and consequent financial losses, and to guarantee the liquidity requirements for operating needs. To solve the negative working capital, the Subsidiary counts on the decision of the 34th Ordinary Public Meeting of ANEEL’s Executive Board to revert this debt, although the final sentence was not pronounced, upon release of funds from the debt service reserve account, which will be replaced by bank guarantee, and with operating cash flow.

(iv)                              Hydrological risk

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

(v)                                 Sensitivity analysis

Regarding the most significant risk of increased inflation, the Subsidiary estimates that, in a probable scenario, at December 31, 2016, the IPCA rate will be 4.71%. For the most significant interest rate risk, the Company and its Subsidiary estimate that, in a probable scenario, at December 31, 2017, the TJLP and CDI will be 7.50% and 10.91%, respectively.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

The Company and its Subsidiary conducted a sensitivity analysis of the effects on consolidated results arising from an increase in rates of 25% and 50% in relation to the probable scenario, considered as possible and remote, respectively.

			At December 31, 2017
	Carrying amount at December 31, 2016	Estimated rates	Probable scenario	Possible scenario Risk increased by 25%	Remote scenario Risk increased by 50%
Assets
Cash and cash equivalents - CDI - (Note 4)	57,974	10.91%	64,299	65,880	67,461
Guarantee deposits (Note 7)	355,328	10.91%	394,094	403,786	413,477
Liabilities
Debentures - IPCA - (Note 14.2)	(4,061,928)	4.71%	(4,253,245)	(4,301,074)	(4,348,903)
Borrowings (1) - TJLP - (Note 14.1)	(10,419,712)	7.50%	(11,201,190)	(11,396,560)	(11,591,930)
Concessions payable - IPCA - (Note 18)	(262,088)	4.71%	(274,432)	(277,518)	(280,605)
Social and environmental provisions - IPCA (Note 19)	(379,936)	4.71%	(397,831)	(402,305)	(406,778)
Net liabilities exposed	(14,710,362)		(15,668,305)	(15,907,791)	(16,147,278)
Net effect of variations			(957,943)	(1,197,429)	(1,436,916)

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

The financial leverage ratios were:

Description	Note	December 31, 2016	December 31, 2015
Borrowings	14.1	11,006,386	10,868,080
Debentures	14.2	4,061,928	3,643,937
Less: Cash and cash equivalents	4	(57,974)	(299,963)
Net debt (A)		15,010,340	14,212,054
Total equity		6,418,617	7,251,097
Total capital (B)		21,428,957	21,463,151
Financial leverage ratio (C = A/B x 100)		70.05%	66.22%

4                                         Cash and cash equivalents

	December 31, 2016	December 31, 2015
Cash funds	21	24
Checking accounts	2,110	18
Financial investments
Bank deposit certificate (CDB)	35,235	75,725
Repurchase agreements	20,608	224,196
	57,974	299,963

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

In 2016, the average interest rate of financial investments was 100.5 % of the CDI variation. The financial investments mature in up to 15 days from the date of their contracting, are readily convertible into cash as the funds have daily liquidity, and are subject to an immaterial risk of change in value.

Financial investments by financial institution:

Financial agent	Type of investment	Indexing unit	December 31, 2016	December 31, 2015
Banco ABC do Brasil S.A.	CDB	CDI	10,056
Bradesco	Repurchase agreement	CDI		657
Banco ABC do Brasil S.A.	CDB	CDI
Banco do Amazonia S.A	CDB	CDI		2,065
Banco Daycoval S.A.	CDB	CDI	12,067
Banco do Brasil S.A.	Repurchase agreement	CDI	20,609	74,948
Banco Itaú S.A	Repurchase agreement	CDI		7
Banco do Nordeste do Brasil S.A.	CDB	CDI	1,045
Banco Safra S.A.	Repurchase agreement	CDI		74,016
Banco Santander Brasil S.A.	Repurchase agreement	CDI
Banco Votorantim S.A.	Repurchase agreement	CDI		74,568
Caixa Econômica Federal	CDB	CDI	12,067	73,660
Other	—	—	2,130	42
			57,974	299,963

5                                         Consumers and concessionaires

	December 31,	December 31,
	2016	2015
Consumers - Industrial supply	60,190	109,078
Concessionaires - Conventional supply	272,362	191,853

	332,552	300,931

Trade receivables “Consumers — supply to industries” refers to receivables from energy consumers and trade receivables “Concessionaires — conventional supply” refers to receivables from energy dealers.

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

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

6                                         Taxes for offset

The balance of the “Taxes for offset” account, amounting to R$ 2,656 (2015 - R$ 15,720) recorded in current and non-current assets refers substantially to withholding PIS and COFINS levied on sales.

7                                         Guarantee deposits

	December 31, 2016	December 31, 2015
Current
Debenture service reserve - 3rd issue	10,615	11,935
Electric Energy Trading Chamber - CCEE	27,156	34,212
	37,771	46,147
Non-current
Debt service reserve - BNDES	273,001	489,012
Static reservation of debentures - 3rd issue	34,387
O&M reserve - BNDES	10,169	10,016
	317,557	499,028
	355,328	545,175

The balance of guarantee deposits in current assets comprises, respectively, the amount to cover the interest on the Company’s 3rd issue of debentures, paid semiannually, and the guarantee amount for settlement at the Electric Energy Trading Chamber (CCEE). The non-current asset for 2016 is composed by the debt service reserve account in an amount equivalent to three times the amount paid for the last installment of borrowing (BNDES direct and indirect, and FNO — Note 14.1), by the Static Reserve Account of the 3rd issue of debentures, in the amount of R$ 34,387, and by the O&M reserve account which must be kept invested during the whole term of the Fiduciary Assignment Agreement. In 2016, the debt service reserve account was composed by three times the amount of the last installment of borrowing paid. The balance of R$ 10,169 refers to the O&M reserve account.

8                                         Recoverable expenses

	December 31, 2016	December 31, 2015
Current
Allianz Seguros		46
Consórcio Construtor Santo Antônio (i)		57,000
Consórcio Construtor Santo Antônio (ii)		1,452,441
(-) Provision for impairment		(678,551)
Energia Sustentável do Brasil S.A. (iii)	34,880
	34,880	830,936
Non-current
Consórcio Construtor Santo Antônio (i)	61,089
Consórcio Construtor Santo Antônio (ii)	1,508,567
(-) Provision for impairment	(67 8,551)
Energia Sustentável do Brasil S.A. (iii)		32,687
	891,105	32,687

	925,985	863,623

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

Recoverable expenses refer to disbursements that do not represent expenses for the Company and which based on contractual rights will be reimbursed by its beneficiary. Expenses made by the Company, for which reimbursement is set forth in an agreement, are initially recorded in SAE”s profit or loss or in property, plant and equipment, in accordance with their nature, and separately, as a credit to reduce this expense, the Company allocates the reimbursable portion as a contra entry to “Recoverable expenses”. Refunds are recorded at the amount of the reimbursable cost incurred and restated as set forth in each agreement. The amounts recorded in current assets, related to the Construction Consortium, should be realized during the course of 2017.

(i)                                     In accordance with the Santo AntônioHEP Implementation Agreement entered into between the Company and the Santo Antônio Construction Consortium (“CCSA”), Santo Antônio Energia S.A. must pass on to CCSA the cost for the purchase of the volume of energy at the energy tariff price resulting from the Santo Antônio HEP auction (R$ 78.87/MWh), to allow for delays in the start-up of the generating units in relation to the schedule of the 1st Amendment to the Concession Agreement;

(ii)                                  CCSA submitted to the Company a start-up schedule advancing for the second time the start-up date of the generating units from May 1, 2012 to December 15, 2011, in accordance with the 2nd Amendment to the Concession Agreement. However, the start-up schedule of the generating units was not fully met, and the result thereof generated for the Company a reimbursement from CCSA in the amount of R$ 1,508,567. The Company’s management made, in 2014, additional analyses, including legal aspects, and changed its estimate of the asset’s realization value. Accordingly, an impairment of R$ 678,551 was recognized on the total reimbursable expenditure of R$ 1,508,567, to reflect the expected amount receivable of R$ 830,016.

To settle any doubts as to the use of the contractual limit considered in the calculation of a portion of the net result from the advance of the start-up date of the plant, established in the 2nd Amendment to the Concession Agreement entered into with the National Electric Energy Agency (“ANEEL”), which gave rise to the referred impairment, the Company filed with the International Chamber of Commerce (“ICC”) the request for arbitration proceedings before the CCSA, which is confidential in accordance with ICC’s Arbitration Regulation.

(iii)                               Refers to the commitment signed between the Company and Energia Sustentável do Brasil S.A. (ESBR) whereby the latter with compensate financially the Company for the change in location of the Porto Velho Collector Substation (SE Coletora), in order to satisfy the request of Porto Velho Transmissora de Energia S.A. This change has generated a cost decrease for ESBR as a result of the reduction, from what had been set forth in Public Auction Notice 006/08-ANEEL, of the extent of the transmission line which establishes the connection of the Jirau HEP with SE Coletora and an increase in the costs of the Company due to the need to increase, in relation to the provisions of Public Auction Notice 005/07-ANEEL, the extent of the transmission line which establishes the connection of the Santo Antônio HEP with SE Coletora. The commitment provides for the restatement of the balance based on the IGP-M. The Company has requested arbitration to receive its credit from ESBR.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

9                                         Prepaid expenses

	31 de dezembro de 2016	31 de dezembro de 2015
Current
Insurance	37,526	39,351
GSF renegotiation	28,283
	65,809	39,351
Non-current
Insurance	2,182	13,531
GSF renegotiation	207,411
	209,593	13,531
	275,402	52,882

Pursuant to Regulatory Resolution 684/2015, in order to reduce the exposure to the GSF (Generation Scaling Factor) risk, the Company decided to renegotiate the hydrological risk with ANEEL regarding its sale of electric energy agreements in the Regulated Contracting Environment (ACR), pursuant to Law 13.203/ 2015, product class SP93, with associated risk premium of R$3.25 per MWh.

A portion of the renegotiated GSF recovered in 2015 was recognized, after its payment, as insurance premium in Assets and is amortized in 10 years and 4 months starting January 2015 and ending in April 2025.

10                                  Deferred income tax and social contribution

a)             Composition

Income tax and social contribution recorded in the year are determined on current and deferred bases. These taxes are calculated based on the tax laws in effect on the consolidated balance sheet date and are recognized in the statement of operations. Deferred income tax and social contribution are calculated at the rates of 25% e de 9%, respectively.

Deferred income tax and social contribution are mainly recognized on: a) tax losses and social contribution tax loss carryforward; and b) FID provision — Availability Factor (Note 20) which corresponds to a temporary difference between the tax basis and the carrying amount recorded at December 31, 2016. This difference will be deductible in future years, when the provision is settled.

The total deferred tax asset amount recognized in the consolidated financial statements at December 31, 2016 is as follows:

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

	December 31, 2016	December 31, 2015

Balance at the beginning of the year	620,581	12,340

Changes
Temporary provisions
Debenture issue transaction costs		(18,702)
Borrowing transaction costs	(1,272)	(5,477)
Provision for the availability factor - FID	(92,635)	355,973
Tax loss/ Tax loss carryforwards		1,457,095
Amortization of temporary difference
Amortization - Debenture issue transaction costs	2,614	3,561
Amortization - Borrowing transaction costs	1,520	1,209
Amortization of use of public property	(1,499)	(1,499)
Amortization of land	(74)	(74)
Amortization of easements	(2)	(2)
Amortization of preoperating expenses - Carried out in accordance with the start-up of turbines. 1/44th per month/turbine is amortized	(4,001)	(3,140)
	(95,349)	1,788,944
IRPJ - 25%	(23,838)	447,236
CSLL - 9%	(8,582)	161,005
Tax charge	(32,420)	608,241

Balance at the end of the year	588,161	620,581

Tax losses and social contribution tax loss carryforward do not expire in Brazil.

b)             Realization of Corporate Income Tax (IRPJ) and Social Contribution (CSLL)

The recognition and the amount of deferred tax assets depend on the future generation of taxable income, which requires the use of estimates of the future performance of the Company and of its subsidiary. These estimates are included in the business plan that is sent annually for approval of the Board of Directors. This plan is prepared by the Executive Board, which uses as main variables the energy sales agreements entered into with its customers, operating costs and expenses based on inputs defined by the regulatory agencies, restatement of debts based on pre-established rates (especially the corporate income tax and the IPCA). These variables are obtained from specialized external consultants, from the Company’s and its subsidiary’s historical performance and from their ability to create taxable income.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

	Balance
Assets	December 31, 2016	2017	2018	2019	2020	After 2020
Tax losses (inc. tax) and tax loss carryforward (social cont.)	495,413					495,413
Temporary provisions - FID	89,535	89,535				—
Amortization of preoperating expenses	3,356	1,328	1,007	558	378	85
Amortization of land and easements	704	26	26	26	26	600
Allocation right- UPP	13,761	510	510	510	510	11,721
	602,769	91,399	1,543	1,094	914	507,819
Transaction costs - issue of debentures	6,034	889	889	889	889	2,478
Transaction costs - borrowings	8,574	527	527	527	527	6,466
	14,608	1,416	1,416	1,416	1,416	8,944
Net	588,161	89,983	127	(322)	(502)	498,875

Deferred corporate income tax and social contribution assets are recognized on:

(i)                                          Tax losses and social contribution tax loss carry-forward — the Subsidiary recognized in 2015 tax credit of R$ 495,413 arising from deferred income tax and social contribution, calculated on tax losses and tax loss carryforward accumulated up to December 31, 2014;

(ii)                                       FID temporary difference — The temporary difference is related to the provision for the Availability Factor (FID) (Note 20), corresponding to the difference between the asset tax basis and the carrying amount for which this event was recorded in the consolidated financial statements at December 31, 2016. This will result in an amount deductible in future periods when the amount recorded as provision is settled;

(iii)                                    Temporarily non-taxable expenses;

(iv)                                   Tax expenses that will be reflected in the books in subsequent periods.

Considering the limits for using tax losses and the known impacts on the position of deferred taxes, the Company and its subsidiary estimate that it will be necessary to generate taxable income at the Subsidiary of about R$ 4,367,900 in the next years in order to realize the deferred tax assets presented at December 31, 2016.

The Company reviews annually the projection of taxable income using its business plan as basis. If such projection indicates that the taxable income will not be sufficient to absorb the deferred tax, the asset portion that will not be recovered will be written off.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

11                                  Property, plant and equipment

Property, plant and equipment is recorded at acquisition or construction cost. Includes the capitalization of charges on borrowings made specifically to finance projects, net of revenues earned with these funds. The measurement of capitalizable borrowing costs considers all borrowings of the Company and its subsidiary as if they were only one economic entity. These charges are being appropriated, on a monthly basis, proportionately to the number of generating units under construction.

It also includes: (a) advances to suppliers for acquisition of goods that are part of property, plant and equipment; (b) inventory of goods for application in property, plant and equipment; (c) expenditures related to environmental actions for protection, monitoring, reforestation, recovery or compensation for social and environmental impacts; and (d) other expenses incurred to conclude the plant.

	Average annual	December 31, 2016			December 31, 2015
	depreciation rates%	Historical cost	Accumulated depreciation	Net amount	Net amount
Property, plant and equipment in use
Land	3.20%	67,171	(5,789)	61,382	63,426
Reservoirs, dams and water mains	3.34%	7,872,710	(659,022)	7,213,688	7,457,382
Buildings, civil works and improvements	3.43%	3,939,662	(338,630)	3,601,032	3,734,887
Machinery and equipment	4.12%	8,291,298	(762,944)	7,528,354	5,944,837
Furniture and fittings	6.25%	63	(9)	54	44
Vehicles	14.29%	2,315	(950)	1,365
Total property, plant and equipment in use		20,173,219	(1,767,344)	18,405,875	17,200,576

Property, plant and equipment in progress
Land		105		105	483
Reservoirs, dams and water mains		390,004		390,004	412,368
Buildings, civil works and improvements		409,777		409,777	635,875
Machinery and equipment		848,366		848,366	1,479,301
Vehicles		3,854		3,854	3,844
Furniture and fittings		7,709		7,709	6,448
To be apportioned		1,927,680		1,927,680	1,443,975
Material in storage		35,391		35,391	51,686
Advances to suppliers		197,120		197,120	726,869
Other		16,740		16,740	16,582
Total property, plant and equipment in progress		3,836,746		3,836,746	4,777,431
Total property, plant and equipment		24,009,965	(1,767,344)	22,242,621	21,978,007

In 2016, the Company capitalized to property, plant and equipment the amount of R$ 375,161 (2015 - R$579,558) corresponding to charges on borrowings obtained with the specific purpose of financing the construction of the Santo Antônio HEP.

At December 31, 2016, the Company has commitments amounting to R$ 1,305 related to the Engineering, Procurement and Construction (EPC) contract for completion of the construction of the hydroelectric enterprise.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

Changes in property, plant and equipment for the years ended December 31 were as follows:

2016

	Net amount	Additions	Reclassification /Transfer	Transfer to property, plant and equipment in use	Depreciation	Net amount
Property, plant and equipment in use
Land	63,426				(2,044)	61,382
Reservoirs, dams and water mains	7,457,382				(243,694)	7,213,688
Buildings, civil works and improvements	3,734,887				(133,855)	3,601,032
Machinery and equipment	5,944,837			1,869,585	(286,068)	7,528,354
Furniture and fittings	44			19	(9)	54
Vehicles				2,315	(950)	1,365
hTotal PPE in use	17,200,576			1,871,919	(666,620)	18,405,875

Property, plant and equipment in progress
Land	483		(378)			105
Reservoirs, dams and water mains	412,368	87,101	(109,465)			390,004
Buildings, civil works and improvements	635,875	9,776	(235,874)			409,777
Machinery and equipment	1,479,301	172,653	436,124	(1,239,712)		848,366
Vehicles	3,844	2,325		(2,315)		3,854
Furniture and fittings	6,448	1,261				7,709
To be apportioned	1,443,975	674,632	438,965	(629,892)		1,927,680
Material in storage	51,686	713	(17,008)			35,391
Advances to suppliers	726,869		(529,749)			197,120
Other	16,582	3,323	(3,165)			16,740
Total PPE in progress	4,777,431	951,784	(20,551)	(1,871,919)		3,836,746
Total property, plant and equipment	21,978,007	951,784	(20,551)		(666,620)	22,242,621

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

2015

	December 31, 2014	December 31, 2015
	Net amount	Additions	Transfer	Transfer to property, plant and equipment in use	Depreciation	Net amount
Property, plant and equipment in use
Land	65,013				(1,587)	63,426
Reservoirs, dams and water mains	6,872,907		761,959		(177,484)	7,457,382
Buildings, civil works and improvements	2,365,049		1,463,184		(93,346)	3,734,887
Machinery and equipment	5,283,340		861,687		(200,190)	5,944,837
Furniture and fittings			44			44
Total PPE in use	14,586,309				(472,607)	17,200,576

Property, plant and equipment in progress
Land	483					483
Reservoirs, dams and water mains	2,018,200	440,896	(1,435,817)	(610,911)		412,368
Buildings, civil works and improvements	475,234	256,967	1,254,479	(1,350,805)		635,875
Machinery and equipment	976,118	1,014,470	181,338	(692,625)		1,479,301
Vehicles	2,893	951				3,844
Furniture and fittings	4,724	1,768		(44)		6,448
To be apportioned	1,578,291	298,173		(432,489)		1,443,975
Material in storage	45,373	6,313				51,686
Advances to suppliers	1,100,364	(373,495)				726,869
Other	13,660	2,922				16,582
Total PPE in progress	6,215,340	1,648,965				4,777,431

Total property, plant and equipment	20,801,649	1,648,965			(472,607)	21,978,007

The depreciation is under the straight-line method. Depreciation is based on the amount of the units in operation.

ANEEL is responsible for establishing the economic useful life of property, plant and equipment items of the Brazilian electric sector. The rates established by that agency are used to calculate indemnity at the end of the concession period and they are recognized as a reasonable estimate of the useful life of concession assets. Additionally, the depreciation of assets which are part of the Santo Antônio HEP original project is limited to the concession period, since there is no forecast of indemnity of a residual amount of these assets at the end of the concession. Accordingly, the useful lives established by ANEEL or the concession period was used as the basis to depreciate the property, plant and equipment items, whichever is the shortest period, since the Company and its subsidiary understand that the useful lives established by ANEEL represent the useful lives of assets for accounting purposes.

Based on the analysis mentioned in Note 1 (a), the managements of the Company and of the Subsidiary will operate at their optimal capacity in the estimated period. The assets are recoverable in full.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

12                                  Intangible assets

		December 31, 2016			December 31, 2015
	Average annual amortization rate %	Historical cost	Accumulated amortization	Net amount	Net amount
Intangible assets in use
Permanent easement	3.20%	737	(112)	625	649
Software	20.00%	14,769	(7,840)	6,929	3,990
Concession right - Use of Public Property - UPP	3.20%	199,339	(30,300)	169,039	175,418
Total intangible assets in use		214,845	(38,252)	176,593	180,057

Intangible assets in progress
Software		16,087		16,087	17,222
Permanent easement		5,100		5,100	5,100
Total intangible assets in progress		21,187		21,187	22,322

Total intangible assets		236,032	(38,252)	197,780	202,379

13                                  Trade payables

	December 31, 2016	December 31, 2015
Current
Supply of electric energy	12,802	13,717
CCEE (purchase of short-term energy) (i)	166,827	504,755
Charges for the use of electric network (ii)	121,983	73,351
Materials and services	64,586	85,969
Santo Antônio Construction Consortium (iii)		298,425
	366,198	976,217

(i)             The balance of the Electric Energy Trading Chamber (CCEE) account represents a debt position of SAE in energy purchase and sale operations carried out under that chamber. In addition to energy balance, CCEE is responsible for the collection of charges such as the Availability Factor (FID) and Generation Scaling Factor (GSF).

(ii)          Charges for the use of the electric network — this is an obligation arising from agreement signed with the Electric System National Operator (ONS) and transmission concessionaires for energy transmission services. The amounts are determined based on the tariff for the use of basic network transmission and the amount of use of the transmission system contracted by Santo Antônio HEP.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

(iii)                               Expenses incurred with strikes and stoppages occurred between 2009 and 2013, which resulted in the increase of the costs of the EPC contract due to productivity losses and the granting of salary increases and other benefits to consortium workers, are recorded as due to the “Santo Antônio Construction Consortium” caption.

14                                  Borrowings and debentures

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

Borrowings and debentures are classified as current liabilities unless the Company and its subsidiary have an unconditional right to defer settlement of the liability for at least 12 months from the reporting period.

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

14.1                        Borrowings

	Currency	Financial charges	December 31, 2016	December 31, 2015
BNDES - Indirect (a)	R$	TJLP	276,025	222,985
BNDES - Direct (a)	R$	TJLP	262,281	210,427
Transaction costs to be amortized - BNDES (a)			(1,558)	(14,134)
Banco da Amazônia S.A. - FNO (b)	R$	Interest of 10.0% p.a.	23,999	21,637

Current liabilities			560,747	440,915

	Currency	Financial charges	December 31, 2016	December 31, 2015
BNDES - Indirect (a)	R$	TJLP	5,016,513	4,990,005
BNDES - Direct (a)	R$	TJLP	4,864,892	4,836,534
Transaction costs to be amortized - BNDES (a)	R$		(24,990)	(11,331)
Banco da Amazônia S.A. - FNO (b)	R$	Interest of 10.0% p.a.	589,224	611,957
Non-current liabilities			10,445,639	10,427,165
			11,006,386	10,868,080

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

(a)                                 Banco Nacional de Desenvolvimento Econômico e Social - BNDES

The installments released arise from the borrowing from the National Bank for Economic and Social Development (BNDES), the Direct Financing Agreement 08.2.1120.1 in the amount of R$ 3,092,586 and the Repass Agreement 01/2009 in the amount of R$ 3,042,586 through financial agents. A portion of the supplementary financing funds has also been released and both the Supplementary Direct Financing Agreement 12.2.1307.1 and the Supplementary Repass Agreement 01/2013 are each in the same amount of R$ 995,000.

The referred financing agreements are intended for the implementation of the Santo Antônio HEP (Note 1). The main conditions are:

(i)                                    Maturity of the installments — non-current (principal and charges)

	Non-current
	2018	2019	2020	2021	2022	After 2022	Total

Principal and charges	605,016	616,713	616,713	616,713	616,713	6,809,538	9,881,406

	605,016	616,713	616,713	616,713	616,713	6,809,538	9,881,406

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

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

(iii)                            Restrictive covenants

The previously mentioned borrowing obtained by the Subsidiary from BNDES contains covenants, among other restrictive clauses, on the relation between total assets and equity, which are being duly complied with by the Company, including in 2016, except for the debt service coverage ratio (ICSD) in 2015, established by BNDES for a minimum of 1.2, for which waiver was obtained.

(b)                                 Banco da Amazônia S.A.

The installments released arise from a financing agreement entered into by the Subsidiary and Banco da Amazônia S.A. on March 11, 2009, and approved based on Executive Board Decision 1.120/2008, of December 16, 2008, with the Company and its stockholders as intervening parties, in the total amount of R$ 503,420, which funds arise from the Constitutional Fund for the Financing of the North Region (FNO). The objective of the referred financing agreement is the implementation of the Santo Antônio Hydroelectric Plant (Note 1). The main conditions of the financing are:

(i)                                    Maturity of the installments - non-current (principal and charges)

	Non-current
	2018	2019	2020	2021	2022	After 2022	Total

Principal and charges	71,309	46,048	46,048	46,048	46,048	333,722	589,223

	71,309	46,048	46,048	46,048	46,048	333,722	589,223

(ii)                                Guarantees and restrictive covenants

Banco da Amazônia shares the same guarantees and restrictive covenants presented in Note 14.1 (a) (ii) and (iii).

(c)                                  Changes in borrowings

Balance at December 31, 2015	10,868,080
Financial charges accrued	1,102,483
Financial charges paid	(676,563)
Repayment of principal	(425,208)
Borrowings - Insurance	138,677
Transaction costs	(1,083)
Balance at December 31, 2016	11,006,386

Current	560,747
Non-current	10,445,639

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

14.2                        Debentures

						December 31, 2016			December 31, 2015
	Series	Unit value (in reais)		Remuneration	Principal	Charges	Transaction costs	Total	Total

1st issue (a)	1st and 2nd						(50)	(50)	(50)

2nd issue (b)	Single	R$	100,000.00	IPCA + interest of 6.2% p.a.		31,324	(560)	30,764	(185)

3rd issue (c)	1st 2nd	R$	10,000.00	IPCA + interest of 7.05% p.a.		3,523	(977)	2,546	2,765
				IPCA + interest of 7.49% p.a.		9,379	(1,027)	8,352	7,334

Current liabilities						44,226	(2,614)	41,612	9,864

					1,039,951	312,7 02	(507)	1,352,146	1,186,072
1st issue (a)	1st 2nd	R$	1,000.00	IPCA + interest of 6.5% p.a.	1,039,951	257,413	(507)	1,296,857	1,137,570

2nd issue (b)	Single	R$	100,000.00	IPCA + interest of 6.2%pa.a.	529,018		(2,848)	526,170	520,316

3rd issue (c)	1st 2nd	R$	10,000.00	IPCA + interest of 7.05% p.a.	244,291		(3,215)	241,076	225,747
				IPCA + interest of 7.49% p.a.	612,123		(8,056)	604,067	564,368

Non-current liabilities					3,465,334	570,115	(15,133)	4,020,316	3,634,073

					3,465,334	614,341	(17,747)	4,061,928	3,643,937

(a)                                      1st issue

In September 2012, the entered into an agreement for the issue of 1,520,120 debentures non-convertible into shares, with real guarantee and additional guarantees, divided into two series, the first one received on October 25, 2012, in the amount of R$ 760,060 (R$ 770,448, restated up to the date of receipt) and the second series received on June 28, 2013, in the amount of R$ 760,060 (R$ 809,346, restated up to the date of receipt), with the Government Severance Indemnity Fund for Employees Investment Fund (FI-FGTS) as debenture holder, Pentágono S.A. Distribuidora de Títulose Valores Mobiliários as fiduciary agent and representative of the debenture holder, and the Company as intervening consenting party.

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

(b)                                      2nd issue

In December 2012, the issued 4,200 unsecured debentures, nonconvertible into shares, with additional real and fidejussory guarantee, in a single series, received on January 24, 2013, in the restated amount of R$ 424,924. The unitary nominal value of the debentures is R$ 100, totaling R$ 420,000, with Pentágono S.A. Distribuidora de Títulos e ValoresMobiliários as fiduciary agent

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

representing the communion of debenture holders, and the Company as intervening consenting party.

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

Interest is paid on a semiannual basis, while the principal matures as follows: 5.5% on 12.27.2017; 17.5% on 12.27.2019, 25% on 12.27.2020; 24% on 12.27.2021; and the balance on 12.27.2022. The annual amounts of the debenture installments are stated in item (d) of this Note.

(c)                                       3rd issue

On April 15, 2014, the 70,000 unsecured debentures, nonconvertible into shares, with additional real and fidejussory guarantee, divided into two series, totaling R$ 700 million, for public distribution, pursuant to Instruction 400 of December 29, 2003 of the Brazilian Securities Commission (CVM), with Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários as fiduciary agent and representative of the debenture holders and the Company as intervening consenting party. The two series were received between May 2 and 5, 2014, the 1st series totaling R$ 200 million (R$ 201 million restated up to the date of receipt) and the 2nd series totaling R$ 500 million (R$ 504 million, restated up to the date of receipt).

The objective of this issue was to raise funds for making viable and implementing the 50 generating units of Santo Antônio HEP.

The debenture holders of this 3rd issue share the same guarantees and restrictions presented in Note 14.1 (a) (ii) and (iii).

Interest is paid on a semiannual basis, while the principal matures as follows: 1st series — 16.4% on 4.15.2020 - 49.3% on 4.15.2021 and the balance on 4.15.2022; 2nd series — 25.1% on 4.15.2022 — 55.6% on 4.15.2023 and the balance on 4.15.2024. The annual amounts of the debenture installments are stated in item (d) of this Note.

(d)                                      Maturity of debenture installments — non-current (principal and charges)

	Non-current
	2018	2019	2020	2021	2022	After 2022	Total

Principal and charges	—	128,755	180,081	254,986	394,217	3,108,199	4,066,238

	—	128,755	180,081	254,986	394,217	3,108,199	4,066,238

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

(e)                                  Changes in debentures

Balance at December 31, 2015	3,643,937
Financial charges accrued	509,868
Interest paid	(94,492)
Amortization of transaction costs	2,615
Balance at December 31, 2016	4,061,928

Current	41,612
Non-current	4,020,316

15                                  Taxes and contributions

	December 31, 2016	December 31, 2015
Current
ICMS	18,739	12,055
ICMS - tax rate difference (i)	18,965	15,700
COFINS	9,785
PIS	2,106
INSS	1,149	890
ISS	776	1,145
Other	2,009	1,963
	53,529	31,753
Non-current
ICMS - tax rate difference (i)	26,737	38,377
	80,266	70,130

(i)                                   The Company opted for the tax benefit established in State Decree/RO 18.496, of January 8, 2014, which reduced to 2% the ICMS (Value-Added Tax on Sales and Service) DA (Rate Differential), arising from the receipt of goods or assets intended for the installation, construction, operation and maintenance of the hydroelectric plant in interstate transactions. The balance of the tax payable of R$ 45,702, recorded in current and non-current liabilities, corresponds to receipts recorded in the period from 2009 to June 2014 and is being paid in 60 monthly installments since July 2014. The balance of the installment payment is restated annually based on the standard fiscal unit (UPF) of the State of Rondônia subject to interest of 1% per month.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

Estimated installments of ICMS rate differential in non-current liabilities:

2018	6,597
2019	13,911
2020	6,229
26,737

16                                  Advances from customers

On February 6, 2015, the Company received R$ 292,395, net of taxes withheld, as advances from customers with energy sales agreement signed with Furnas Centrais Elétricas S.A., Cemig Geração e Transmissão S.A. and Odebrecht Comercializadora de Energia S.A.

The amounts advanced were amortized monthly in accordance with the supply of energy contracted and settled in 2016. Following are the changes in the above-mentioned advances:

	Current	Non-current
Balance at January 1, 2015	46,684

Advances	74,667	225,333
Inflation restatement	12,030	35,608
Recognition of revenue	(46,684)

Balance at December 31, 2015	86,697	260,941

Inflation restatement	1,969	9,572
Settlement of advance		(270,513)
Recognition of revenue	(88,666)

Balance at December 31, 2016

17                                  Performance bond

Refers to the withholding of 5% of the amount advanced on the agreements signed for the purchase of machinery and equipment for the Santo Antônio HEP, especially for the construction, transportation, and assembly of the 50 energy generating turbines and control panels. The amount withheld is the guarantee of compliance with all of the obligations set out in contract. At December 31, 2016, the amount of R$ 350,157 (2015 - R$ 333,759).

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

18                                  Concessions payable

This refers to an obligation assumed by the Subsidiary in Concession Agreement 001/2008 for Use of Public Property (“UBP”) for the generation of energy, to pay to the Federal Government the total of R$ 379,267, in equal monthly installments, as from the date the first generating unit went into commercial operation, on March 30, 2012, up to the 35th year of concession. The payment amount is restated annually based on the IPCA. The total amount of the obligation is recorded at the total present value of the UBP until the end of the concession agreement discounted at the rate of 6.94% p.a.

The amounts of the concession were recorded in intangible assets (Note 12) as contra entry to liabilities.

(a)                                 Changes

	Current	Non-current

Balance at December 31, 2015	19,301	226,896

Restatement - IPCA		41,425
Adjustment to present value		(5,466)
Payments	(20,068)
Transfers	21,416	(21,416)

Balance at December 31, 2016	20,649	241,439

(b)                                 Maturities of the concession payable recorded in non-current liabilities

2018	20,427
2019	20,735
2020	21,007
2021	21,269
2022 a 2043	158,001
241,439

19                                  Social and environmental provisions

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

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

	31 de dezembro de 2016	December 31, 2015
Current
Basic environmental programs (i)	116,454	51,782
Environmental compensation (ii)		12,108
	116,454	63,890
Non-current
Basic environmental programs (i)	170,608	197,207
Environmental compensation (ii)	92,874	69,395
	263,482	266,602

	379,936	330,492

(i)                                   The Subsidiary’s management estimates of the social and environmental expenses that the Subsidiary will incur in order to mitigate the impact caused by the construction to the Santo Antônio HEP, in compliance with the programs established in the Installation License 540/2008 and Operation License 1,044/2011 issued by IBAMA, are recorded under the “Basic environmental programs” caption. These licenses establish that the following Basic Environmental Programs (PBA) among others, be performed:

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

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

(a)                                 Changes in environmental provisions during the year ended December 31, 2016

	Current	Non-current
Balance at December 31, 2015	51,782	197,207
Restatement - IPCA		14,803
Payments	(147,189)
Additions	170,459
Transfers	41,402	(41,402)

Balance at December 31, 2016	116,454	170,608

In accordance with the Accounting Manual of the Electric Sector (MCSE), and considering the renewal of Operation License 1041/11 for a period of 10 years, the costs arising from the extension of the Basic Environmental Programs (PBA), mentioned in item (i) were added to the social and environmental provision.

(ii)                                The amount recorded in “Environmental compensation”, calculated based on Law 9,985/00 and on Decree 6,848/09, corresponds to 0.5% (R$ 56,159) of the reference value of the enterprise, as defined in Operation License 1,044/11, issued by IBAMA. These funds, which are used to compensate for environmental impacts caused by the construction work and which on December 31, 2016 amount to R$ 0 in current liabilities (2015 — R$ 12,108) and R$ 92,874 in non-current liabilities (2015 - R$ 69,395), are being restated based on the SELIC, in accordance with regulatory instructions issued by IBAMA, which replaced the IPCA-e restatement index with Selic.

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

Based on the opinion of their external legal advisors, the Company’s and the Subsidiary’s managements classify these lawsuits in accordance with their probability of loss, as follows:

a)             Probable loss — includes lawsuits whose probability of loss is higher than the probability of success or, in other words, the probability of loss is higher than 50%.

b)             Possible loss — these are lawsuits whose possibility of loss is higher than remote. They may be lost, however the elements available are not sufficient or clear enough to make it possible to conclude that they will be lost or won. In terms of percentage, the probability of loss is between 25% and 50%. The Company and its Subsidiary do not set a provision for these lawsuits, which are commented on in a note.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

(a)                                 Probable risk

	December 31, 2016	Additions	December 31, 2015	December 31, 2015	Additions	December 31, 2014
Current
Regulatory (i)	552,478	196,505	355,973	355,973	355,973

Non-current
Environmental (ii)	12,484	1,564	10,920	10,920	1,256	9,664
Civil (iii)	13,709	13,646	63	63	63
Labor (iv)	1,675	1,675	—
	27,868	16,885	10,983	10,920	1,256	9,664
Total	580,346	213,390	366,956	366,956	357,292	9,664

(i)                                    Regulatory

FID (Availability Factor)

On July 31, 2015, the Federal Regional Court of the 1st Region granted the Subsidiary’s request for temporary relief to suspend the application of the Availability Factor (FID) related to the Santo Antônio HEP generating units not delivered by the Electric System National Operator (ONS). The referred decision orders that the National Electric Energy Agency (ANEEL) and the Electric Energy Trading Chamber (CCEE) adopt the procedures that are necessary for the effectiveness of such decision in the accounting and settlements and the referred chamber. The balance of R$ 552,478 represents the effect of the limits of the application of FID to the Santo Antônio HEP.

(ii)                                Administrative environmental

Refers to the notice of infringement issued on December 23, 2008, by the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) of R$ 7,700. The reason for the notice is to impose a fine on the Company for alleged environment-damaging behavior characterized by the alleged mortality of 11,000 kg of various species of fish as a result of possible pollution in the cofferdams of the Santo Antônio HEP, in the Madeira river, city of Porto Velho, State of Rondônia.

On January 13, 2009, the Company presented an administrative defense. On July 19, 2011, the IBAMA Technical Team informed about the increase in the amount of the fine and notified the Company to present the Final Allegations. On August 8, 2011, the Company presented a manifestation about the fine increase and Final Allegations. On November 25, 2014, the denial of the Company’s defense was received. On December 15, 2014, the Company filed an administrative appeal against the decision of denial. According to the understanding of its lawyers, a probable loss of R$ 12,484 related to the merits of the notice of infringement (2015 - R$ 10,920) and possible loss with respect to the penalty aggravations mentioned in the referred notice are expected.

(iii)                            Civil

This refers to an action for damages to a trader who alleges that his business premises were affected by the flooded area as a result of the construction of the hydroelectric plant. Indemnity is calculated at R$ 13,709 (2015- R$ 63)

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

(b)                                 Loss risk

At December 31, 2016, lawsuits amounting to R$ 2,891,096, shown below, are considered possible losses. These lawsuits are regularly revalued by the Company’s management and legal advisors, and do not require recognition of provisions in the consolidated financial statements.

31 de dezembro
de 2016
Labor	28,857
Civil	2,270,331
Administrative - Environmental	37,734
Administrative - Tax	554,174
2,891,096

Following are the main lawsuits whose risk of loss is considered possible:

(i)                                    Labor

The Subsidiary is subsidiarily liable in various lawsuits in which the claimants seek, among others, the payment of overtime and health risk premium.

(ii)                                Civil

Most of the civil lawsuits refer to indemnities sought by individuals who consider that they suffer the impact of the filling of the plant’s reservoir or who intend to increase the indemnities received due to expropriations.

(iii)                            Administrative - environmental

Various notices of infringement related to environmental issues, such as mortality of fish and ground clearance by fire in areas of the Subsidiary.

(iv)                             Administrative — taxes

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

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

21                                  Other liabilities

	December 31, 2016	December 31, 2015
Current
Furnas Centrais Elétricas	359,959
Odebrecht Energia do Brasil	174,792
Fundo de Investimento em
Participações Amazonia Energia	185,841
Sundry creditors	10,761	9,725

	731,353	9,725

The effects of the partial annulment of the capital increase go back to 2014, consequently the amount to be reimbursed to stockholders will be monetarily restated by the IGPM + interest of 1% per month.

22                                  Other provisions

	December 31, 2016	December 31, 2015
CCSA (i)	225,412	210,325
Consórcio Construtor Santo Antônio (ii)	295,528
	520,940	210,325

(i)                                     At December 31, 2016, the amount of R$ 225,412 (2015 — R$ 210,325) refers to reimbursement to CCSA by the Company of costs related to the extension of the start-up schedule due to stoppages caused by strikes in the years from 2009 to 2013 (Act of God — force majeure events) at the Santo Antônio HEP construction site.

(ii)                                  Expenses incurred with strikes and stoppages occurred between 2009 and 2013, which resulted in the increase of the costs of the EPC contract due to productivity losses and the granting of salary increases and other benefits to consortium workers, are recorded under the “Santo Antônio Construction Consortium” caption.

23                                  Deferred income tax and social contribution liability

At December 31, 2016, the deferred tax amount refers to temporary differences arising from the capitalization of financial charges.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

Changes in the deferred taxes account are as follows:

	December 31,	December 31,
	2016	2015

Balance at the beginning of the year	267,822	274,564

Changes
Amortization of capitalized charges	(25,836)	(19,828)
	(25,836)	(19,828)

IRPJ - 25%	(6,459)	(4,957)

CSLL - 9%	(2,325)	(1,785)
Tax charge	(8,784)	(6,742)

Balance at the end of the year	259,038	267,822

The Company estimates that the deferred tax liability will be realized as follows:

	Balance
Liabilities	At December 31, 2016	2017	2018	2019	2020	After 2020

Amortization of capitalized financial charges	259,038	9,465	9,465	9,465	9,465	221,178
	259,038	9,465	9,465	9,465	9,465	221,178

Deferred corporate income tax and social contribution liabilities are realized through amortization of the capitalized financial charges, calculated in accordance with the end of the concession period and the progressive realization of the start-up schedule of the turbines.

24                                  Equity

(i)                                    Subscribed and paid-up capital

The Company approved, at the Extraordinary Stockholders’ Meeting held on March 7, 2016, a capital increase through the issue of 573,529,412 nominative common shares, without par value, with face value of sixty-eight centavos (R$ 0.68) each, totaling R$ 390,000. The shares issued were fully paid- up on March 8, 2016.

At December 31, 2016, the Company’s subscribed and paid-up capital amounts to R$ 9,546,672 (2015 — R$ 9,761,952) divided into 9,730,201,137 (2015 — 9,761,952,724) nominative common shares, without par value, whose ownership is distributed among the following stockholders:

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

	Amounts in R$ thousand
	December 31, 2016	December 31, 2015	Interest (%) at December 31, 2016
Cemig Geração e Transmissão S.A.(ii)	954,667	915,667	10.00
Eletrobrás - Furnas	3,723,202	3,875,302	39.00
Fundo de Investimento em Participações Amazônia Energia	1,909,335	1,987,335	20.00
Odebrecht Energia do Brasil S.A.	1,775,681	1,848,221	18.60
SAAG Investimentos S.A.(ii)	1,183,787	1,135,427	12.40

	9,546,672	9,761,952	100.00

The Arbitration filed by SAAG and CEMIG against MESA, in compliance with judgment by the Market Arbitration Chamber (CAM), partially annulled the capital increase established at the Extraordinary Stockholders’ Meeting of October 21, 2014, causing the cancelation of six hundred five million two hundred eighty thousand (605,280,000) subscribed and paid up shares, of which:

Furnas Centrais Elétricas S.A. (“Furnas”), - three hundred four million two hundred thousand (304,200,000) Caixa Fundo de Investimento em Participações Amazonia Energia — one hundred fifty-six million (156,000,000) Odebrecht Energia do Brasil S.A — one hundred forty-five million eighty thousand (145,080,000).

The effects of the partial annulment of the capital increase go back to 2014, consequently the amount to be reimbursed to stockholders, mentioned above, which have made the contribution for capital increase corresponding to their interest, will be monetarily restated by the IGPM + interest of 1% per month.

25                                  Earnings (loss) per share

The table below establishes the calculation of net earnings (loss) per lot of one thousand shares for the years ended December 31, 2016, 2015 and 2014 (in thousands, except for the amount per lot of one thousand shares, presented in reais):

	Years ended December 31
	2016	2015	2014

(Loss)/Profit for the year	(617,200)	18,026	(2,208,060)
Weighted average number of common shares	10,264,610,610	9,706,354,459	7,690,295,787
Basic and diluted loss per thousand common shares (in reais)	(60.13)	1.86	(287.12)

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

26                                  Net operating revenue

(a)                                 Sale of electric energy

Revenue from operations with electric energy is recognized monthly in the results in accordance with the delivery of the energy volumes set forth in the energy sale and supply agreement. Revenue is not recognized if its realization is uncertain.

	Years ended December 31
	2016	2015	2014
Sale of energy to industries	661,285	585,444	662,227
Supply of electric energy	2,532,613	2,391,523	2,214,633
Short-term energy	28,809		12,608
	3,222,707	2,976,967	2,889,468
(-) Revenue deductions
P & D	(28,026)	(26,049)	(25,206)
ICMS	(103,611)	(77,884)	(84,171)
PIS and COFINS	(288,516)	(268,165)	(259,491)
	(420,153)	(372,098)	(368,868)
Net revenue from sale of energy	2,802,554	2,604,869	2,520,600
Share of net revenue related to 2nd advance schedule			(176,640)
Net operating revenue	2,802,554	2,604,869	2,343,960

Revenues from the sale of energy to industry arise from the sale of energy to consumers, while the supply of electric energy represent sales to energy dealers.

At December 31, 2016, Santo Antônio HEP has 44 generating units in commercial operation, totaling 2,218 average MW of physical guarantee (Note 1).

27                                  Operating expenses

(a)                                 Cost of electric energy service

	Years ended December 31
	2016			2015			2014
	Cost of services			Cost of services			Cost of services
	Electric energy	Operations	Total	Electric energy	Operations	Total	Electric energy	Operations	Total
Short-term energy - CCEE (i)	(53,803)		(53,803)	(700,427)		(700,427)	(1,782,604)		(1,782,604)
Energy purchased for resale	(206,943)		(206,943)	(213,306)		(213,306)	(1,156,907)		(1,156,907)
Use and connection charges (ii)	(808,085)		(808,085)	(585,128)		(585,128)	(533,204)		(533,204)
Pis and Cofins credits	107,461		107,461	105,717		105,717	321,428		321,428
Personnel		(55,555)	(55,555)		(47,480)	(47,480)		(34,558)	(34,558)
Materials		(13,378)	(13,378)		(10,062)	(10,062)		(3,652)	(3,652)
Third-party services		(48,260)	(48,260)		(29,558)	(29,558)		(17,065)	(17,065)
Depreciation and amortization		(673,009)	(673,009)		(479,010)	(479,010)		(375,533)	(375,533)
Other		(93,119)	(93,119)		(123,366)	(123,366)	108,805	(213,108)	(104,303)
	(961,370)	(883,321)	(1,844,691)	(1,393,144)	(689,476)	(2,082,620)	(3,042,482)	(643,916)	(3,686,398)

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

(i)        Variation arising mainly from the reduction of the average Settlement Price for Differences (PLD) from approximately R$288.00/Mwh in 2015 to R$ 93.91/Mwh in 2016, as well as the reduction of the benefit due to the renegotiation of the Generation Scaling Factor (“GSF”) which has limited the Company’s hydrological risk in up to 7%. There was the beginning of the generation test (Expansion), as well as the FID recovery of R$ 147,872 in the period from 2012 to 2014.

(ii)      Charges for the use of the electric network — is an obligation arising from agreement signed with the Electric System National Operator (ONS) and transmission concessionaires for energy transmission services. The amounts are determined based on the tariff for the use of basic network transmission and the amount of use of the transmission system contracted by Santo Antônio Energia HEP. The R$ 150 increase was caused by the startup of new turbines in this period as compared to the same period in the previous year.

(b)                                 General and administrative expenses

	Years ended December 31
	2016	2015	204
Staff and managers of the entity	(34,158)	(28,164)	(35,195)
Materials	(2,061)	(4,515)	(4,403)
Third-party services	(66,349)	(72,592)	(57,250)
Amortization	(1,759)	(1,748)	(1,747)
Rents and leases	(5,632)	(6,701)	(5,543)
Insurance	(28,999)	(16,646)	(19,551)
Taxes	(1,889)	(823)	(433)
Other	(5,746)	(21,040)	(14,728)
	(146,593)	(152,229)	(138,850)

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

28                                  Finance income (cost)

	Years ended December 31
	2016	2015	2014
Finance income
Income from financial investments	81,880	64,770	25,472
Adjustment to present value	5,466	11,503	23,336
Other finance income	3,128	3,312	12,600
Local currency monetary variations	62,821	82,167	3,125
(-) Tax on finance Income	(7,095)	(5,035)
	146,200	156,717	64,533
Finance costs
Debt charges	(954,632)	(731,362)	(537,076)
Monetary variation of debt	(286,184)	(242,008)	(80,265)
Monetary variations (Use of public property)	(41,425)	(49,275)	(31,776)
Local currency monetary variations	(210,626)	(58,370)	(40,115)
Other finance costs	(58,852)	(42,643)	(108,527)
	(1,551,719)	(1,123,658)	(797,759)
Total	(1,405,519)	(966,941)	(733,226)

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements

at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

29                                 Related parties

						Years ended December 31
		Assets		Liabilities		Property, plant and equipment		Revenue			Expense
		31 de dezembro	31 de dezembro	31 de dezembro	31 de dezembro
	Relationship with the Company	de 2016	de 2015	de 2016	de 2015	2016	2015	2016	2015	2014	2016	2015	2014
Current
CEMIG Geração e Transmissão S.A	Company stockholder*	33,115	27,571	1,566	87,897			426,372	463,672	781,495	18,436	23,775	10,699
CEMIG Distribuição S.A	Common stockholder	17,636	15,639					152,783	142,826	85,747
Construtora Norberto Odebrecht	Common stockholder			29,311	59,274	82,187	318,264
Andrade Gutierrez Engenharia S.A	Common stockholder			21,925	24,396	4,242	90,722
Odebrecht Serviços e Participações	Common stockholder			21,925	24,396	4,243	90,722
Odebrecht Energia do Brasil S.A	Company stockholder*			174,792	—							168	906
Andrade Gutierrez Participações S.A	Company stockholder*			442	398						44	35	28
Fundo de Investimento em Participações
Amazonia Energia	Company stockholder*			185,841
Eletrobrás Furnas	Company stockholder*			372,311	9,578	3,017	2,762				138,226	108,662	44,040

Non-current
Andrade Gutierrez Engenharia S.A	Common stockholder	12,287	12,358
Construtora Norberto Odebrecht	Common stockholder	14,272	15,204	22,459	18,992
Odebrecht Comercializadora de Energia. S	Common stockholder				110,398						4,050	15,065
Odebrecht Serviços e Participações	Common stockholder	17,486	17,232	48	48
Eletrobrás Furnas	Company stockholder*				150,543						5,522	20,543
		94,796	88,004	830,620	485,920	93,689	502,470	579,155	606,498	867,242	166,278	168,248	55,673

* Nota 24

CEMIG Geração e Transmissão S.A.—The asset balance recorded refers to two agreements for the purchase and sale of electric energy in the Free Contracting Environment entered into on March 19, 2009, in which the Subsidiary acts as the seller of energy to CEMIG of variable amounts during a big part of the motorization period of Santo Antônio HEP.   One agreement is for 400 average megawatts and the other one for 250.4 average megawatts,  effective between May 1, 2012 and December 31, 2027.

The liability balance is related to charges for the use of the network by the energy transmission service (Note 13) and the balance of the advance of energy volume occurred on February 6, 2015, when the Subsidiary received R$ 74,667 from Cemig Geração e Transmissão S.A. (Note 16).

CEMIG Distribuição S.A—The balance refers to the Agreement for Sale of Electric Energy in the Regulated Environment (CCEARs), related to the participation of CEMIG DistribuiçãoS.A. in ANEEL Auction 05/2007, in which 70% of Santo Antônio HEP guaranteed energy was sold. (Note 1). Cemig Distribuição purchased from the Subsidiary 117.8 average megawatts with supply term from December 31, 2012 to December 31, 2041.

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

Andrade Gutierrez Engenharia S.A - The Subsidiary has an agreement for Implementation of the Santo Antônio HEP, as well as for installations of restricted interest transmission of the electricity powerhouse of Santo Antônio HEP, with the Santo Antônio Construction Consortium (CCSA), according to which Andrade Gutierrez Engenharia S.A. is the company responsible for the services of project development and civil works (Santo Antônio Civil Consortium).

Construtora Norberto Odebrecht S.A. and Odebrecht Serviços e Participações S.A - The Subsidiary has an agreement for Implementation of the Santo Antônio HEP, as well as for the restricted interest transmission installations of the Santo AntônioHEP’s electricity powerhouse with Santo Antônio Construction Consortium (CCSA), according to which Construtora Norberto Odebrecht S.A. (CNO) and OdebrechtServiços e Participações S.A. are the companies responsible for the development of project services and civil works (Santo Antônio Civil Consortium) and, additionally, CNO, for the management and performance of electromechanical assembly services.

Eletrobrás Furnas - The Subsidiary has an Owner’s Engineering Services agreement with Furnas Centrais Elétricas, which is in force from December 17, 2008 to February 28, 2016.

Eletrobrás Furnas is also contracted to provide data analysis services of the acoustic investigation of the civil structures and foundations for the Santo Antônio HEP. This agreement is in force for 30 months starting January 6, 2014.

The Subsidiary has also entered into a purchase and sale of electric energy agreement in the Free Contracting Environment, whereby the Subsidiary acts as purchaser of 47,318 average megawatts of energy from Furnas Centrais Elétricas S.A., supplied from January 1, 2015 to December 31, 2027.

On February 5, 2015, the Subsidiary signed with Furnas Centrais Elétricas S.A. an agreement for the sale of energy and received, on February 6, 2015, the amount of R$ 122,395, corresponding to R$ 130,000, net of withholding taxes, related to this sale and which is restated based on the IPCA. (Note 16).

The Subsidiary also has an agreement with Eletrobrás Furnas for transactions related to charges for the use of the network of energy transmission service. (Note 13).

Odebrecht Energia do Brasil S.A. — The Subsidiary recorded an amount related to finance costs incurred in order for the Santo Antônio HEP construction work to be carried out in accordance with the schedule established in the Concession Agreement.

Andrade Gutierrez Participações S.A. The amount recorded refers to finance costs incurred so that the Santo Antônio HEP construction would be carried out in accordance with the schedule established in the Concession Agreement. The amount is restated at TJLP plus 3.1%.

Odebrecht Comercializadora de Energia S.A. - On February 5, 2015, the Subsidiary signed with Odebrecht Comercializadora de Energia S.A. an agreement for the sale of energy and received, on February 6, 2015, the amount of R$ 95,333 related to this sale and which is restated based on the IPCA. (Note 16).

Madeira Energia S.A. - MESA

and its subsidiary

Notes to the Consolidated financial statements
at December 31, 2016

All amounts in thousands of reais unless when otherwise stated

Management compensation

	Years ended December 31
	2016	2015	2014
Compensation	5,589	4,679	3,385
Profit sharing	1,688		4,876
Direct and fringe benefits	261	389	137
Total	7,538	5,068	8,398

30                                  Information by segment

The only business segment of the Company and of its subsidiary is the generation of electric energy through the exploitation of the Santo Antônio Hydroelectric Plant and its associated transmission system, located at the Madeira river, in the city of Porto Velho, State of Rondônia, as an “Independent Producer”, pursuant to the conditions established in the Concession Agreement. Accordingly, Company management, which is responsible for regularly reviewing the financial information in order to allocate the funds and analyze the company’s performance, does not use segment information to carry out its analyses.

31                                  Subsequent events

On January 31, 2017, the International Chamber of Commerce (“ICC”) rendered a decision and judged the Company’s petitions related to the arbitration procedure filed against Energia Sustentável do Brasil (Note 8) to be partially valid.

*                                         *                                         *