Form 20-F
period 2017-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2018-04-30
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017 was:

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

i

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

For certain statutory purposes, such as providing reports to our shareholders located in Brazil and determining dividend payments, other profit distributions and tax liabilities in Brazil, we also prepare, as is required, a parent company and consolidated statutory financial statements in accordance with accounting practices adopted in Brazil and with IFRS as issued by the IASB, which must be filed with the Brazilian Exchange Commission (Comissão de Valores Mobiliários or “CVM”) within three months after the year end and approved by our shareholders general ordinary meeting to comply with the Brazilian Corporate Law.

As we postponed the filing of our financial statements for 2015 included herein until we were able to quantify the effects of the Independent Investigation, as explained in Item 4.E “Compliance,” our financial statements included herein and our statutory financial statement have a different date of authorization for issue, which resulted in certain events being recorded in different periods in these two sets of financial statements.  Since the consolidated financial statements for statutory purposes were issued in Brazil prior to the date that we filed our annual reports on Form 20-F for 2015, certain events have been recorded in periods that are different than those being considered for purposes of the financial statements included herein. Our 2015 consolidated financial statements included herein include the accounting of three subsequent events that have a quantitative impact under IAS 10 — Events after the Reporting Period, as they provided evidence of conditions that existed at the reporting date (i.e. year ended December 31, 2015). First, our 2015 consolidated financial statements reflect the conclusions of the Independent Investigation which resulted, in the expensing of costs of R$15.996 million in 2015 that had been improperly capitalized to our assets and a reversal of impairment losses recorded of R$132.443 million in 2015. Second, in the fourth quarter of 2015 there was an adverse decision by the Brazilian Supreme Court that required us to revise and add R$4.141 billion to our estimates relating to this matter. This provision was recorded as an adjusting event in our 2014 financials as filed with the SEC and is being reconciled with the statutory financials as filed in Brazil. Third, our 2014 financial statements as filed with the SEC reflect the reversal of a R$1.1 billion provision that we had recorded in our 2015 statutory financial statements filed with the CVM in view of the November 2015 judicial decision that conceded the merit to the ICMS (value added tax) reimbursement claim dispute in favor to our subsidiary Amazonas D, as a subsequent adjusting event that brought information about facts and circumstances existing as of December 31, 2014. In our statutory financial statements filed with the CVM, we reflected the second and third adjustments above in our 2015 financial statements and the first one was recognized in our 2016 statutory financial statements filed with CVM. We did not restate or adjust our 2015 financial statements filed with the CVM in Brazil, which speak as of their respective date of authorization for their issue. As we made a number of adjustments to our 2015 consolidated financial statements included herein with respect to the Independent Investigation and certain subsequent events which were reflected in our statutory accounts for 2016, our consolidated financial statements included herein as of and for the year ended December 31, 2016 also differ from our statutory financial statements for that year. As all three events mentioned above were already reflected in our statutory financial statements and the financial statements included herein on or prior to December 31, 2016, our shareholders equity as of December 31, 2016 and all other information derived from our financial statements as from January 1, 2017 is the same in both sets of financial statements.

The table set forth below describes the differences between our Profit (Loss) as per our statutory Brazilian consolidated financial statements filed with the CVM and our Profit (Loss) as per our consolidated financial statements included herein as of and for the years indicated:

	12/31/2016	12/31/2015
	(R$thousand)
Profit (Loss) for the year under statutory Consolidated Financial Statements (CVM Filed)	3,513,276	(14,953,658)

Reversal Impairment Angra III - 2014	(129,799)	—
Reversal Impairment Simplicio - 2014	(2,644)	—
Reversal Impairment Angra III - 2015	(11,514)	11,514
subsequent events - Compulsory Loan - 2015	—	4,141,503
subsequent events - Amazonas Energia	—	(1,100,499)
Investigation Findings Angra III	141,313	(11,514)
Investigation Findings Simplicio	2,644	—
Investigation Findings Maua 3	67,166	(4,482)
Investigation Findings - equity (SPEs)	91,464	—

Total	158,630	3,036,522

Profit (Loss) for the year under Consolidated Financial Statements (SEC Filed)	3,671,906	(11,917,136)

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in Celg Distribuição S.A. (“CELG-D”). We acquired an interest in CELG-D on January 27, 2015 for R$59.5 million. On February 14, 2017, we entered into a sale and purchase agreement with Companhia Celg de Participações — CELGPAR and Enel Brasil S.A. for the sale of our shares in CELG-D. We consolidated the financial statements of CELG-D as from October 1, 2014, but as of December 2015 and 2016, we accounted for CELG-D as assets held for sale in our consolidated balance sheet, and, accordingly, limited the long-term effects of depreciation and amortization of those assets, as from December 31, 2015.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, our shareholders did not request renewal of the concessions of six distribution companies, CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D and decided that by December 31, 2017 we would transfer the control of these distribution, companies.  In December 2017, during our 169th Extraordinary General Meeting, our shareholders approved to extend the deadline to transfer the control of the six distribution companies to July 31, 2018. The assets (and related liabilities) of CEPISA, CERON and Boa Vista Energia were classified as assets held for sale, in accordance with IFRS 5, in the year ended December 31, 2017.  In case we sell all the distribution companies by July 31, 2018, our distribution segment may be classified as discontinued operations, based on IFRS 5 in the future. The effect of the termination of the concessions will impact future periods.

In September 2017, Eletrobras received from the National Bank for Social and Economic Development (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”), the managing bank of National Privatization Fund — FND, studies regarding the privatization model of Eletrobras’ distribution companies.  These studies were analyzed by the Council of the Investment Partnership Program (“CPPI”), which issued CPPI Resolutions nos. 20 and 28 which outlined the privatization’s conditions and model.

In December 2017, CPPI issued CPPI Resolution no. 29, which extended until February 8, 2018 our deadline to decide on the specific conditions for the transfer of control set out in CPPI Resolution no. 20.  In February 2018, we approved the sale of all shares of CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D, as well as the assumption by Eletrobras of these distribution companies’ rights to the Fuel Consumption Account (“CCC Account”) and the Energy Development Account (“CDE Account”) in total amount of RS$8.4 billion recognized in their respective financial statements considering adjustments through June 30, 2017.

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

•                  B3 S.A.: B3 S.A., Brasil, Bolsa Balcão is the São Paulo Stock Exchange, formerly known as the BM&F Bovespa;

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

•                  IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board;

•                  IGP-M: Índice Geral de Preços-Mercado, the Brazilian general market price index, similar to the retail price index;

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

•                  the sale of our six distribution subsidiaries, which may affect our financial position, results of operations and future cash flows and accelerate our debt with lenders and bondholders;

•                  the consequences of a capital increase that is under discussion, which would dilute the Brazilian Government’s ownership of our common shares;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Background

The tables below present our selected financial data as of and for years ended December 31, 2017, 2016, 2015, 2014 and 2013. Our selected financial data as of December 31, 2017 and 2016 and for each of the years in the three year period ended December 31, 2017 were derived from our consolidated financial statements, which appear elsewhere in this annual report prepared in accordance with IFRS, as issued by the IASB.  Following the completion of the Independent Investigation in October, 2016, which was intended to identify illicit acts, reasonably known at that time, that had a material effect on the Company’s financial statements, we continue to implement compliance procedures.  Accordingly, in April 2017 we entered into a new contract with Hogan Lovells US LLP (“Hogan Lovells”) and with the members of the Independent Team (as defined below). As the Lava Jato and other official investigation progresses, there is a risk that additional information not known to date may uncover future findings that may affect the financial statements in the future.

On September 26, 2014, our shareholders approved the acquisition of a 50.9% interest in CELG-D. We acquired this interest in CELG-D on January 27, 2015 for R$59.5 million.  On February 14, 2017, we entered into a sale and purchase agreement with Companhia Celg de Participações — CELGPAR and Enel Brasil S.A. for the sale of our shares in CELG-D.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, our shareholders did not renew the concessions of six distribution companies, CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D and initially determined that by December 31, 2017 we would transfer the control of these distribution companies.  In December 2017, during our 169th Extraordinary General Meeting, our shareholders approved to extend the deadline to transfer the control of the six distribution companies to July 31, 2018. The assets (and related liabilities) of CEPISA, CERON and Boa Vista Energia were classified as assets held for sale, in accordance with IFRS 5, in the year ended December 31, 2017.  If we sell all the distribution companies by July 31, 2018, our distribution segment may be classified as discontinued operations, based on IFRS 5. The effect of the termination of the concessions will impact future periods.

In September 2017, Eletrobras received from the National Bank for Social and Economic Development (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”), the managing bank of National Privatization Fund — FND, studies regarding the privatization model of Eletrobras’ distribution companies.  These studies were analyzed by the Council of the Investment Partnership Program (“CPPI”), which issued CPPI Resolutions nos. 20 and 28 which outlined the privatization’s conditions and model.

In December 2017, CPPI issued CPPI Resolution no. 29, which extended our deadline to deliberate on the specific conditions of the transfer of control set out in CPPI Resolution no. 20 by February 8, 2018.  In February 2018, we approved the sale of all shares of CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D, as well as the assumption by Eletrobras of these distribution companies’ rights in the CCC Account and the CDE Account in the total amount of RS$8.4 billion recognized in their respective financial statements considering adjustments as of June 30, 2017.

On April 20, 2016, the MME published Ordinance No. 120, which regulates the conditions for receipt of remuneration relating to power electric transmission assets existing on May 31, 2000, referred to as installations of the RBSE and RPC, which have not been depreciated or amortized, pursuant to Paragraph 2 of Article 15 of Law No. 12,783/13.  As of December 31, 2017, we accounted for R$4.9 billion as compensation with respect to the RBSE and RPC assets. For further information, see “Item 5 — Operating and Financial Review and Prospects — Principal Factors Affecting our Financial Performance — Transmission RBSE Payment.”

The following paragraphs discuss some important features of the presentation of the selected financial data and our consolidated financial statements. These features should be considered when evaluating the selected financial data.

A.  Selected Financial Data

The following tables present our selected consolidated financial and operating information prepared in accordance with IFRS as of the dates and for each of the period indicated. You should read the following information together with our consolidated financial statements and the notes thereto included in this annual report and the information set forth in “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial Information.”

The selected consolidated financial data as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015, as issued by the IASB, are derived from our consolidated financial statements and the notes thereto included elsewhere in this annual report. Our consolidated income statements for the years ended December 31, 2016 and 2015 have been adjusted for the effects of the reclassification more fully described in Note 3.1.b.i to our consolidated financial statements.

Selected Consolidated Balance Sheet Data

	As of December 31,
	2017	2016(1)	2015	2014	2013
	(R$ thousand)
Assets:
Cash and cash equivalents	792,252	495,855	1,393,973	1,407,078	3,597,583
Marketable securities	6,924,358	5,681,791	6,842,774	3,730,345	6,095,908
Accounts Receivable (Net)	4,662,368	4,402,278	4,137,501	4,427,216	3,587,282
Financial asset — concessions and Itaipu	7,224,354	2,337,513	965,212	3,437,521	1,168,002
Financings and Loans	2,471,960	3,025,938	3,187,226	2,696,021	2,838,503
Reimbursement rights	1,567,794	1,657,962	2,265,242	3,673,639	10,910,073
Assets held for sale	5,825,879	4,406,213	4,623,785	—	—
Other Receivables	7,889,762	7,265,102	6,021,683	7,441,078	7,405,987
Total current assets	37,358,727	29,272,652	29,437,396	30,551,193	39,079,834
Total non-current assets	135,616,632	141,226,775	120,049,383	113,926,357	99,514,556
Total assets	172,975,359	170,499,429	149,486,779	144,477,550	138,594,389

Liabilities and shareholders’ equity:
Current liabilities	34,186,952	31,138,510	28,099,643	19,284,008	25,620,305
Non-current liabilities	96,035,875	95,295,992	79,806,543	71,540,193	51,396,788
Capital stock	31,305,331	31,305,331	31,305,331	31,305,331	31,305,331
Other shareholders’ equity	11,447,201	12,759,596	10,275,262	22,348,018	30,271,965
Total liabilities and shareholders’ equity	172,975,359	170,499,429	149,486,779	144,477,550	138,594,389
Non-controlling interest	413,155	(138,543)	(352,792)	308,949	195,198

(1)                     Data for the year ended December 31, 2016 has been reclassified for a better presentation.

Selected Consolidated Statements of Profit and Loss Data

	For the year ended December 31,
	2017	2016(1)	2015(1)	2014	2013
	(R$thousands)
Net operating revenue	37,876,024 (2)	60,316,003 (2)	32,180,843	30,137,807	23,835,644
Operating expenses / costs	(35,575,297)	(47,408,065)	(42,630,214)	(33,786,137)	(29,215,079)
Gain on sale of subsidiary	1,524,687	—	—	—	—
Investigation Findings	—	—	(15,996)	(195,127)	—
Financial result	(5,193,296)	(3,930,724)	(1,273,103)	694,625	376,684
Result/(loss) before participation in associates and other investments	(1,367,882)	8,977,214	(11,738,470)	(3,148,832)	(5,002,751)
Result of participation in associates and other investments	1,167,484	3,205,511	531,446	(1,308,304)	177,768
Income/(loss) before effects of Law No. 12,783	(200,398)	12,182,725	(11,207,024)	(4,457,135)	(4,824,983)
Income/(loss) before income tax and social contribution	(200,398)	12,182,725	(11,207,024)	(4,457,135)	(4,824,983)
Income tax and Social Contribution	(1,525,293)	(8,510,819)	(710,112)	(1,700,518)	(1,366,678)
Net income (loss) for the year	(1,725,691)	3,671,906	(11,917,136)	(6,157,653)	(6,191,661)
Attributable to controlling shareholders	(1,763,805)	3,584,529	(11,405,085)	(6,226,206)	(6,186,949)
Attributable to non-controlling shareholders	38,114	87,377	(512,051)	68,553	(4,712)
Net Income (loss) of the year per share (Basic)	(1.30)	2.53	(8.43)	(4.60)	(4.57)
Net Income (loss) of the year per share (Diluted)	(1.30)	2.50	(8.43)	(4.60)	(4.57)

(1)                  Data for the years ended December 31, 2016 and 2015 have been reclassified for a better presentation.

(2)                  Our net operating revenue for 2017 and 2016 includes R$4.9 billion and R$28.6 billion, respectively, attributable to the transmission RBSE payment described in “Item 5, Operating and Financial Review and Prospects — Principal Factors affecting our Financial Performance — Transmission RBSE Payment.”

Brazilian Corporate Law and our Bylaws provide that we must pay our shareholders mandatory dividends equal to at least 25% of our adjusted net income for the preceding fiscal year. In addition, our Bylaws require us to give: (i) class “A” preferred shares a priority in the distribution of dividends, at 8% each year over the capital linked to those shares; and (ii) class “B” preferred shares that were issued on or after June 23, 1969 a priority in the distribution of dividends, at 6% each year over the capital linked to those shares. In addition, preferred shares must receive a dividend at least 10% higher than the dividend paid to the common shares. For further information regarding dividend payments and circumstances in which dividend payments may not be made, see “Item 3.D, Risk Factors — Risks Relating to our Shares and ADS — Shareholders of any class may not receive dividend payments if we incur net losses or our net profit does not reach certain levels.”

The following table sets out our proposed dividends for the periods indicated:

	Year
	2017(3)	2016(2)	2015(1)
	(R$)
Common Shares	—	—	—
Class A Preferred Shares		2.17825658673	—
Class B Preferred Shares	—	1.63369244005	—

(1)                  In our 55th Shareholders Meeting held on April 30, 2015 we approved the payment of dividends relating to the balance of the profit reserve account of R$26 million in favor of our Class A Preferred shareholders and Class B Preferred shareholders regarding the 2014 results. This amount was paid in 2015 and related to fiscal year 2014.

(2)                  Dividend proposed by our management. Our General Shareholders Meeting held on April 28, 2017 approved the adjustment of these amounts by the SELIC rate variation between January 1, 2017 and the payment date, which occurred in December 31, 2017.

(3)                  Due to the net loss in the fiscal year ended December 31, 2017, the company’s management proposed that the loss of R$1,764 million be absorbed by the existing profit reserves, which was approved at our General Shareholders Meeting held on April 27, 2018.

Due to the net loss in the fiscal year ended December 31, 2017, the company’s capital declared per share for the periods is presented, below on the date declared.

Dividend per Share

	Declared		Paid(1)		Declared		Paid(1)
	On 12/31/2012		On 9/20/2013		On 12/31/2013		On 9/20/2014
	R$	US$	R$	US$	R$	US$	R$	US$
Common	0.399210837	0.195356416	0.421402082	0.191086057	0.39921083663	0.17640779347	0.39921083663	0.17640779347
Preferred A	2.178256581	1.065944008	2.299341032	1.042643192	2.17825658673	0.96255262339	2.17825658673	0.96255262339
Preferred B	1.633692440	0.799458008	1.724505778	0.781982396	1.63369244005	0.72191446754	1.63369244005	0.72191446754

	Declared		Paid(1)		Declared		Paid(1)
	On 12/31/2014		On 5/29/2015		On 12/31/2015		On 6/30/2016
	R$	US$	R$	US$	R$	US$	R$	US$
Common	0.00	0.00	0.00	0.00	—	—	—	—
Preferred A	0.00	0.00	0.10384693436	0.03340311183	—	—	—	—
Preferred B	0.00	0.00	0.10384693436	0.03340311183	—	—	—	—

	Declared		Paid		Declared
	On 12/31/2016		12/19/2017		On 12/31/2017
	R$	US$	R$	US$	R$	US$
Common	—		—		—	—
Preferred A	2.17825658673	0,665543276	2.38969340156	0,72672609	—	—
Preferred B	1.63369244005	0,499157457	1.79227005117	0,545044567	—	—

(1)      Adjusted by SELIC rate variation.

Exchange Controls and Foreign Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and since then, the real/U.S. dollar exchange rate has fluctuated considerably.  In 2012, the real depreciated 9.4% against the U.S. dollar. In 2013, the real depreciated 14.6% against the U.S. dollar. In 2014, the real depreciated 10.8% against the U.S. dollar. In 2015, the real depreciated 45.0% against the U.S. dollar. In 2016, the real appreciated 19.3% against the U.S. dollar. In 2017, the real depreciated 1.1% against the U.S. dollar.

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

	Reais per U.S. Dollar
Year Ended	Period-end	Average	Low	High
December 31, 2012	2.0435	1.9550	1.7024	2.1121
December 31, 2013	2.3426	2.1605	1.9528	2.4457
December 31, 2014	2.6562	2.3547	2.1974	2.7403
December 31, 2015	3.9048	3.3387	2.5754	4.1949
December 31, 2016	3.2591	3.4851	3.1193	4.1557
December 31, 2017	3.3080	3.1925	3.0510	3.3807

The following table sets forth the period end, high and low commercial market/foreign exchange market selling rates published by the Central Bank expressed in reais per US$ for the periods and dates indicated.

	Reais per U.S. Dollar
Month	Period end	Average	Low	High
January 2018	3.1624	3.2106	3.1391	3.2697
February 2018	3.2449	3.2415	3.1730	3.2821
March 2018	3.3238	3.2792	3,2246	3.3380
April 2018 (through April 27, 2018)	3.4676	3.4038	3.3104	3.5040

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian Government may not take these measures in the future. See “Item 3.D, Risk Factors — Risks Relating to Brazil.”

We currently maintain our financial books and records in reais. For ease of presentation, however, certain consolidated financial information contained in this annual report has been presented in U.S. dollars. See “Item 8, Financial Information.”

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to our Company

Violations of the FCPA and the Brazilian Anticorruption Law may materially affect us and may expose us and our employees to criminal and civil claims and sanctions.

As a result of our NYSE listing, we are subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the disclosure requirements under the U.S. Securities Exchange Act of 1934, as well as we are subject to Brazilian Anticorruption Law, including Law No. 12,846/2013 and Law No. 13,303/2016.

In 2009, the Federal Police commenced an investigation called “Operação Lava Jato” (the “Lava Jato investigation”), which related to a corruption scheme involving Brazilian companies acting in various sectors of the Brazilian economy. Since 2014, the Office of the Federal Prosecutor (Ministério Público Federal, or “MPF”) has focused part of its investigation on irregularities involving contractors and suppliers used by state-owned companies and uncovered a broad payment scheme involving a range of participants.

In addition to criminal charges in Brazil, the SEC and Department of Justice (“DoJ”) have also commenced investigations in relation to the Lava Jato’s findings. Additionally, a group of plaintiffs in the United States has commenced a class action lawsuit against us under the U.S. Securities laws, claiming losses as a result of material misstatements or omissions in our financial statements. In light of these actions, the Brazilian media and the CVM have begun to question some transactions involving special purpose entities or SPEs, which are affiliates of ours, and third party contractors referred to in the Lava Jato investigation.

Although no criminal charges have been brought against us as part of the Lava Jato investigation, as a response to allegations of illegal activities appearing in the media in 2015 relating to companies that provided services to our subsidiary Eletronuclear

(specifically, the “Angra 3” nuclear power plant), and to certain SPEs in which we hold a minority stake, our Board of Directors, although not required to do so, hired the law firm Hogan Lovells US LLP (“Hogan Lovells”) on June 10, 2015 to undertake an internal independent investigation (the “Independent Investigation”) for the purpose of assessing the potential existence of irregularities, including violations of the FCPA, the Brazilian Anticorruption Law and our Code of Ethics and Conduct.

The Independent Investigation focused on identifying potential illegal activities that could have an impact on our financial statements and was subject to oversight of an Independent Team (Comissão Independente para Gestão da Investigação), whose creation was approved by our Board of Directors on July 31, 2015 (the “Independent Team”).

Eletrobras, Hogan Lovells and the Independent Team have been closely monitoring the investigations and cooperating with Brazilian and United States authorities, including the Brazilian Federal Courts (Justiça Federal); the Office of the Federal Prosecutor; the CVM; the Council for Economic Defense (Conselho Administrativo de Defesa Economica or “CADE”), the Brazilian Court of Auditors (Tribunal de Contas da União or “TCU”) and the Office of the Controller General (Controladoria Geral da União or “CGU”), the DoJ and the SEC, among others, and have responded to requests for information and documents from these authorities in instances where the Independent Team identified contracts where irregularities may have occurred. We evaluated those contracts and internal investigations and, when applicable, suspended or canceled them. We also took administrative measures in relation to employees and officers involved in the activities identified by the Independent Investigation, adopting, when applicable, the respective sanctioning procedure.

Although this investigation had accomplished a significant portion of its scope, we expanded its procedures to qualitative aspects of the FCPA in order to report to the DoJ and SEC (enforcement division).

In December 2017, we signed a new agreement with Hogan Lovells, aiming to (i) finalize the investigation procedures, (ii) monitor the remediation measures, especially the implementation of our compliance program, and (iii) monitor our interactions with the Brazilian authorities, the DoJ and the SEC. After completion of the investigation, our Compliance Department (Diretoria de Conformidade) assumed the oversight of ongoing compliance and Hogan Lovells is providing assistance to us in (i) interactions with United States authorities in relation to the ongoing investigations; (ii) monitoring new findings in the Lava Jato investigation that may be related to us and (iii) monitoring the implementation of our compliance program “Eletrobras 5 Dimensions Program”. Accordingly, we continue to perform additional procedures related to the investigation in order to improve our internal controls and to review and assess any further information that comes to light as part of the on-going Lava Jato investigation.

In January 2018, we signed new tolling agreements with the SEC and the DoJ, agreeing to again suspend the statute of limitations regarding possible unlawful activities. In relation to a possible investigation by the SEC or the DoJ, we may be required to pay fines or other financial compensations, comply with injunctions or orders, and incur in any other penalties, including adopting remedial measures and agreeing to be monitored in case of a settlement agreement, any of which could have a material adverse effect on us.

Despite our efforts in the investigation and the corrective measures against possible violations, we cannot ensure that we will not become the subject of any new criminal or further civil anti-corruption action brought under U.S. or Brazilian laws if any further illegal acts or regulatory failures come to light. Any potential future anti-corruption-related action could result in charges against us or members of our management, significant fines and penalties, civil damages, reputational harm, distraction from our ongoing business and other unforeseen material adverse effects.

Although our financial statements reflect our best knowledge of the facts, as the Lava Jato investigation is ongoing and the MPF may take considerable time to complete it, if the findings lead to the identification of materially significant differences in the amounts recorded in our balance sheet, we may have to restate our financial statements, which may have a negative impact in the market value of our securities.

We have been investigating events allegedly incompatible with our ethics and integrity standards. Eventual failures to timely detect or remedy any events of this nature could subject us to sanctions and penalties.

We are enhancing our compliance program under the Eletrobras 5 Dimensions Program (Programa Eletrobras 5 Dimensões) based on the guidelines for government-controlled entities issued by the CGU, in compliance with Decree No. 8,420/2015. The program aims to comply with international corporate governance standards, laws and regulations, including the Sarbanes-Oxley Act of 2002, the FCPA, the Brazilian Anticorruption Law, the rules and guidelines published by the SEC, the CVM, the Corporate Governance Brazilian Institute (“IBGC”) and the Organization for Economic Co-operation and Development (“OECD”), among others, and adopt the best management and corporate governance practices.

In addition, we recently improved the management and handling of complaints with the launch of a Consequences Policy (Política de Consequências) and a centralized, external and independent channel. We implemented several internal policies and behavior commitments, such as the update of our Code of Ethics and Conduct, the inclusion of ethics and integrity issues in our stakeholder’s policies (such as suppliers and sponsors), and the reinforcement of our principles and standards of ethical behavior and professional conduct.

Despite our efforts to implement the Eletrobras 5 Dimensions Program, we are subject to the risk that employees and management, whether of our companies or of the SPEs in which we hold equity interests, our contractors, or any person doing business with us may engage in fraudulent activity, corruption or bribery and fail to comply with our internal controls and procedures. This risk is heightened by the fact that we and our subsidiaries conduct most of our operations through SPEs or consortia over which we do not have corporate control. Although we have a number of systems in place intended to identify, monitor and mitigate these risks, including contractual provisions requiring compliance with anti-corruption laws and performance of due diligence in the hiring and monitoring process of contractors, our systems are relatively new and may not be effective in all circumstances.

Any breach of these principles, the corporate governance obligations, or the applicable regulatory obligations could lead to delays in the construction schedules, investigations, higher costs and expenses, reduced management focus on our ongoing business and lower levels of revenues and profits from any affected projects as well as jeopardize our reputation and limit our capacity to obtain credit, causing a material negative effect on our financial condition and the results of our operations.

Finally, considering the complexity of implementing the Eletrobras 5 Dimensions Program, until it is fully in place or in case it presents any failure and we are not able to identify corruption or fraud or to properly remedy any issues, we may be subject to restrictions on the offering of securities or civil and criminal liability in the United States and in Brazil.

If we do not remedy the material weaknesses in our internal controls, the reliability of our consolidated financial statements may be materially affected.

Pursuant to SEC regulations, we evaluate through our internal auditors the effectiveness of our controls and procedures, including the effectiveness of our internal control over financial reporting; aiming to ensure the reliability of the information disclosed the market and the compliance with the accounting principles in place.

We design our internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The internal controls department works in partnership with the managers of our business to identify the processes that are under their responsibility and to implement controls to mitigate risks identified by the risk management department.

During the 2017 certification process, we and our independent auditor conducted independent tests and pointed out inconsistencies in our internal controls, which resulted in one material weakness included in our 2017 annual report on Form 20-F:

As in previous years, the Company did not maintain adequate controls regarding the preparation of its financial statements and related disclosures. The matters involved: (i) insufficient involvement of skilled personnel in financial reporting closing process; and (ii) ineffective process level controls over the financial reporting closing, including related disclosures, where the management review controls (e.g. journal entries, related parties, contingency, fixed assets, impairment and tax), provisions (e.g. judicial deposits and compulsory loans) and related accounts were not designed or operating at a sufficient level of precision to identify material misstatements.

In the course of 2017, we attempted to remedy the deficiences identified by us and our independent auditor in the previous year and continue to focus on curing our remaining material weakness.

If our future efforts are not sufficient to remedy all the inconsistencies identified, we could experience material weaknesses in our internal controls in future periods.

Our operational and consolidated financial results are increasingly dependent on the results of the SPEs (SPECIAL PURPOSE ENTITY) and consortia in which we invest.

We conduct our business mainly through our generation and transmission operating subsidiaries. In addition, some of the business conducted by our subsidiaries and us are made through SPEs, which are created specifically to participate in public auctions for concessions in the generation and transmission segments. Usually the SPEs are structured in partnership with other companies to exploit new energy sources. Our ability to meet our financial obligations is therefore related in part to the cash flow and earnings of our subsidiaries and SPEs and the distribution or other transfer of earnings to us in the form of dividends, loans or other advances and payment. For the purposes of SX Regulation or Rule 3-09, no affiliate was considered a material subsidiary for the year ended December 31, 2015. For the years ended December 31, 2016 and 2017, only CTEEP was identified as a material affiliate.

As we generally do not control the SPEs, their practices may not be fully aligned up with ours. As the SPEs are not government-controlled, they are not required to follow operational and financial processes applicable to government-controlled entities.

Additionally, as the SPEs are separate legal entities, any right we may have to receive assets of any SPE or other payments upon their liquidation or reorganization will be effectively subordinated to the claims of the creditors of that SPE (including tax authorities and trade creditors).

In order to standardize the management and monitoring of the financial and operational performance of the SPEs, we have established specific departments dedicated to the management of participations in the SPEs, with the aim of improving the flow of information and management. The guidelines and the applied principles are set out in the SPEs Manual (Manual de SPEs) approved by our Board of Directors.

Due to the high level of financial leverage of our subsidiaries and the difficulties in obtaining financing mainly because of the lower level of cash generation arising from Law No. 12,783/2013, our current Business and Management Plan 2018-2022 contemplates the sale of shares in some SPEs, in order to reduce our consolidated indebtedness (measured by the ratio of Net Debt/EBITDA) and increase cash flow. We created a specific working group to oversee the sale of SPEs, which is responsible to create an adequate regulation for the process and to report timely to the supervisory bodies. The auction of the SPEs is scheduled for the end of the second quarter of 2018.

Despite the involvement of our management in the process of the auction of the SPEs, we cannot ensure that it will not be challenged by the TCU or the CGU. Similarly, although we will have the support of external advisors in the auction process, we cannot ensure that it will be fully successful, and sale prices may be lower than we expect.

We plan to sell or liquidate our six distribution subsidiaries located in the North and Northeast region of Brazil by July 31, 2018.

On February 8, 2018, in our 170th Extraordinary Shareholding Meeting, Eletrobras’ shareholders ratified their decision to sell our six distribution companies by July 31, 2018 for at least R$50,000 per company. In the event of a sale, Eletrobras would retain one common share of each company. The approval contemplated that, in the event of a sale, Eletrobras will assume certain debts of the distribution companies (and/or those debts would be converted to a capital increase by Eletrobras). The shareholders approved the assumption of an amount of debt per distribution company ranging from R$50,000 to R$8.9 billion, for a total of R$11.2 billion, subject to adjustments, if Eletrobras were to assume all the debt.

Although we are the controlling shareholders of these companies, the process for the transfer of their shares is coordinated by MME and BNDES, following the guidelines established by the CPPI. Therefore, we cannot ensure that the transfer of control of the distribution companies will occur by the proposed date.

If the control of any of the distribution companies is not transferred by July 31, 2018, those companies would be liquidated and dissolved, and we may have to bear the costs related to the liquidation or dissolution which could adversely affect our financial position, results of operations and future cash flows. We estimate the following settlement costs for each distribution company in case of liquidation: R$13.4 billion for Amazonas D, R$3.5 billion for Ceron, R$0.7 billion for Eletroacre, R$0.8 billion for Boa Vista, R$1.4 billion for CEAL and R$1.7 billion for CEPISA, totaling a cost of R$21.5 billion. We consider the possibility of liquidation to be remote as the sale of the distribution companies is our first priority; therefore, these amounts are not included in our financial statements.

In the event Eletrobras either assumes debt in excess of the amounts it is able to receive for the sale of the distribution companies, or liquidates the companies, it will continue to retain the debt obligations, without any distribution operations that could create offseting revenues.

In the event of a sale of Amazonas D, the debt of Amazonas D owed to Petrobras relating to oil and gas supplied by Petrobras would be transferred to Eletrobras. Eletrobras, Petrobras, Petrobras Distribuidora S.A. (BR) and Companhia de Gás do Amazonas — CIGÁS are negotiating the assumption of the debt by Eletrobras and the assignment of the oil and gas supply agreement to Amazonas GT. On April 27, 2018, our Board of Directors approved the agreement in principle, which is pending Petrobras’ approval.

The sale or liquidation of certain distribution companies may require waivers from our lenders and bondholders, and creditors of the distribution companies may require us to pledge assets as security, which may require further waivers from our lenders and bondholders. Our inability to obtain these waivers could result in our lenders or bondholders accelerating our debt.

In addition, in the event the acquirors of the distribution companies or any new companies that ultimately distribute electricity in the North and Northeast region of Brazil subsequent to our administration of those services are not effective, Eletrobras may suffer reputational harm.

The amount of any payments to be received following the renewal of our transmission concessions may not be sufficient to cover our investments in these concessions. Further, we cannot estimate when and on what terms indemnifications in respect of generation concessions will be made.

By agreeing to the renewal of our generation and transmission concessions, which were due to expire between 2015 and 2017, we have agreed on certain payments as compensation for the unamortized undepreciated portion of our assets with renewed concessions. On December 31, 2012, pursuant to Law No. 12,783, a R$25.8 billion indemnity was recognized in relation to our renewed transmission concessions RBSE and Basic Network — New Instalations (“RBNI”). The indemnification amounts related to the RBNI were paid between 2013 and 2015 (at an historical value of approximately R$8.1 billion at December 31, 2012).

Regarding the RBSE transmission assets, on April 20, 2016, MME published Ordinance No. 120 establishing the conditions for receiving this unamortized and/or undepreciated remuneration related to this portion of our assets. According to ANEEL, the order stipulated that the cost of capital of the concessionaires referring to these assets will be included in the respective annual permitted revenues (Receita Anual Permitida, or “RAP”), as of July 1, 2017, with two components:

1 — Economic Component: cost of capital of assets with residual useful life on July 1, 2017, to be received for the remaining term of the assets’ useful life; and

2 — Financial Component: cost of capital not incorporated from January 1, 2013 to June 30, 2017, updated and remunerated by the cost of equity, to be received within eight tariff cycles, each cycle being comprised of the period from July 1 to June 30 of the following year.

For the 2017/2018 cycle, ANEEL stipulated an additional RAP of RBSE of approximately R$7.8 billion, of which R$4.2 billion related to the financial component and R$3.6 billion related to the incorporation of the amount still undepreciated from the RBSE to the Regulatory Remuneration Base.

Certain associations of energy consumers have questioned these increases, however, arguing that such financial burdens would be inappropriate as regards the cost of capital compensation, and that those differences should not be passed on to consumers. On April 10, 2017, an advance relief was granted in favor of these associations.

Thus, ANEEL reviewed its calculations and in Homologatory Resolution No. 2,258, of June 27, 2017, stipulated, for the 2017/2018 cycle, an additional RAP of about R$6.8 billion, of which R$3.2 billion is the financial component and R$3.6 billion is the economic component. Therefore, in the current cycle, the preliminary decision implied a reduction of 13.4% in the additional RAP due to our subsidiaries. We cannot predict if new reductions will occur. For more information, see “Main Factors Affecting Our Financial Performance—Transmission RBSE Payment.”

Regarding the generation assets, our subsidiaries petitioned ANEEL for the complementary indemnification related to them for approximately R$6.2 billion. ANEEL has not yet ratified the amounts, has not defined the criteria for payment of the indemnification amounts and has not established deadlines for the receipt of those amounts.

Accordingly, in the ANEEL’s regulatory agenda for 2018-2019, the revision of Normative Resolution No. 596/2013 is planned for the second half of 2018, due to the need to adapt the regulations to define other forms of valuation of generation assets, since the methodology contained in said resolution is not suitable for the valuation of investments in modernizations and improvements. Accordingly, ANEEL has not confirmed what amounts, if any, will be paid to us this year.

Under the current rules for the tariff review for generation and transmission concessions, we might not receive an adequate amount to compensate us for costs incurred in the operation and maintenance of these concessions and any expenses in relation to these assets.

In Brazil, the regulatory model adopted for transmission companies is based on the price/revenue cap model. According to this model, ANEEL determines the revenues to be charged by the companies, which must cover any costs of capital, operation and maintenance considered efficient. The regulatory mechanisms for transmission companies are the tariff review, which occurs every five years, and the annual tariff readjustment, which is a monetary adjustment of the tariffs charged. These mechanisms depend on the concession agreement of each company.  At the time of the tariff review, the objective of ANEEL is to recalculate the costs for the efficient operation and maintenance of the system managed by the transmission company. Companies with high operating costs comparative to similar companies only receive partial compensation.

It is also incumbent upon ANEEL to determine the revenues to be charged by the generating companies with renewed concession agreements or resulting from concessions auctions (both cases in accordance with Law No. 12,783). The Annual Generation Revenue

(Receita Anual de Geração, or “RAG”) is the amount to which the generating companies have the right to provide the energy produced in a hydroelectric plant. RAG is calculated taking into account the regulatory costs of operation and maintenance of the hydroelectric plant, being adjusted annually, in addition to being reviewed every five years.

According to the current regulations, to recognize the required investments to maintain the adequate service provision, ANEEL determined that generation companies must present investment plans every five years for approval, so compensation starts to be paid only after the plant commences operations. However, ANEEL is promoting a review of these regulations. On February 8, 2018 ANEEL opened the 2nd Phase of the Public Hearing No. 16/2017 for comments to the proposed rule regarding the periodic review of the RAGs for hydroelectric plants subject to the physical guarantee and power quote regime (Law No. 12,783/13). Accordingly, until the definition and publication of these rules, we cannot guarantee that the costs and expenses of our investments in generation assets will be adequately compensated.

As for transmission companies, ANEEL will approve the tariff review methodology in the concession agreements that were extended pursuant to Law No. 12,783 before July 2018, when the agency will approve the tariff review of the transmission activity. ANEEL will submit to public hearing the review of the Tariff Regulation Procedures section (Procedimentos de Regulação Tarifária, or PRORET), which related to the Periodic Review of the Revenues of Transmission Concessionaires (Revisão Periódica das Receitas das Concessionárias de Transmissão). The first phase of this discussion began with the opening of Public Hearing No. 41/2017, on August 2, 2017, in order to deal specifically with the rules to determining the Regulatory Remuneration Base (Base de Remuneração Regulatória, or “BRR”) of the transmission companies. Further steps are also planned for the Public Hearing for the review of the Reference Price Bank (Banco de Preços de Referência), Operating Costs (Custos Operacionais) and Weighted Average Cost of Capital (Custo Médio Ponderado de Capital).

We and our subsidiaries have suggested changes that would be helpful to us during the tariff review process carried out by ANEEL for generation and transmission activities.

If our transmission companies do not adequately perform their transmission activities, we will be subject to the possibility of not being adequately compensated for the costs and expenses of investments on these assets. This could negatively impact our financial condition and results of operations.

There are no guarantees that our existing concession contracts will be renewed and, if so, on what terms.

We carry out our generation, transmission and distribution activities pursuant to concession agreements entered into with the Brazilian Government through ANEEL.

The Brazilian Government may renew any existing concessions that were not renewed pursuant to Law No. 12,783 and Law No. 13,182/2015, for an additional period of 30 years without the need to carry out a new public bidding process. If we request a renewal, the Brazilian Government may renew the concession on less favorable terms. This applies to approximately 40% of our corporate generation assets and 9% of our corporate transmission assets, other than Itaipu and our nuclear power plants Angra I and Angra II. In relation to our generation assets, if the UHE Tucuruí’s concession is renewed under the terms of the applicable law (considering the quota allocation system), our income from Tucuruí will significantly decrease.

Given the Brazilian Government’s discretion in relation to the renewal of concessions, we may face considerable competition during the renewal process. Consequently, we cannot assure you that our concessions will be renewed on similar terms or at all.

Every five years the physical guarantees for our plants can be revalued and we may incur additional costs having to purchase energy to comply with existing agreements.

Decree No. 2.655/1998 regulates that the ordinary revisions of physical guarantee of hydroelectric plants must take place every five years, with the possible reduction of the physical guarantee of plant limited to 10% of the original amount of the concession agreement. In addition, at each review, the reduction of physical guarantee of the plant may not exceed 5% in relation to the physical guarantee obtained in the previous review.

From the public consultation defined by MME Ordinance No. 622/2016, the MME Ordinance No. 178/2017 published the revised physical guarantee values, applicable from 2018, which for our plants, including the plants from renewed concessions pursuant to Law No. 12,783, Itaipu and SPEs represented a decrease of 4% on average.

This revision was the first, so that the plants could have their physical guarantees reduced even further up to the regulatory limits. With respect to some of our plants, there was no recalculation of their physical guarantees as part of this ordinary review. A recalculation of physical guarantees could occur in a subsequent revision.

The reduction of the physical guarantee for those plants could impact our revenues and expenses due to the need to purchase energy to comply with sale and purchase agreements already in effect.

We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with interests of our investors.

The Brazilian Government, as our controlling shareholder, exercises substantial influence on the strategic orientation of our business. The Brazilian Government also has the power to appoint seven out of the eleven members of our Board of Directors and, through them, a majority of the executive officers responsible for our day-to-day management. Additionally, it currently holds the majority of our voting shares. Consequently, the Brazilian Government has the majority of votes at our shareholders’ meetings, which empowers it to approve most matters prescribed by law, including the following: (i) the partial or total sale of the shares of our subsidiaries and affiliates; (ii) increase our capital stock; (iii) determine our dividend distribution policy, as long as it complies with the minimum dividend distribution regulated by law; (iv) issuances of securities in the domestic market and internationally; (v) corporate spin-offs and mergers; (vi) swaps of our shares or other securities (vii) our management’s remuneration; and (viii) the redemption of different classes of our shares, independent from approval by holders of the shares and classes that are subject to redemption.

Our operations impact or are related to programs for the commercial, industrial and social development promoted by the Brazilian Government. Therefore, we may approve strategies, incur costs or engage in transactions that may not necessarily meet the interest of our other investors.

We cannot predict the financial and operational consequences of the proposed capital dilution.

On August 21, 2017, the Brazilian Government proposed a capital increase in Eletrobras which would dilute the government’s ownership interest in Eletrobras’ common voting shares, directly or indirectly, from 75.4% to less than 50%, as more fully set forth in “Business—Strategy”. This proposal is based on the understanding that the Brazilian Government should concentrate its efforts on activities that are necessary to achieve national priorities.

After several conversations and announcements by the MME and the Council of the Investment Partnership Program (Conselho do Programa de Parcerias de Investimentos, or “CPPI”), we received the formal communication about the capital dilution through the Official Letter No. 817/2017/GM-MME on November 28, 2017. This document describes several details of the capital dilution proposal through the Informative Note No 3/2017/AEPED/MME.

On January 22, 2018, the Brazilian President presented to the Brazilian Congress the bill for the capital dilution of Eletrobras. Currently a special congressional committee is discussing the bill.

The bill proposes to offer additional shares of Eletrobras to the public, which would dilute the Brazilian Government’s interest. According to the bill, Eletrobras’ shareholders (excluding the Brazilian Government) must vote to approve the capital dilution plan, which includes the following main conditions: (a) the issuance of a special class of shares to the Brazilian Government (golden share), providing the right to appoint an additional director and certain veto rights concerning major corporate decisions such as changing the name and the scope of the company, among others; (b) the prohibition of any shareholder or group of shareholders to exercise voting rights with respect to more than 10% of Eletrobras’ voting shares; (c) the transfer of Eletronuclear’s and Itaipu’s shares owned by Eletrobras to an entity controlled by the Brazilian Government, and (d) opting out of the quota regime created by Law No. 12,783/2013 for all hydroelectric plants (which concession agreements were renewed in 2012), and being able to trade the energy produced by these projects at market prices. However, in this case Eletrobras would have to pay a bonus to the Brazilian Government to be granted with new concession agreements for a 30 years term.

The proposal must be approved by the Brazilian Congress, which may propose changes and amendments to the conditions set out above. We will not participate in the approval process held in the Brazilian Congress and there are uncertainties regarding the final model for the reduction of the Government’s participation in the company. Currently, there is no date on which the Brazilian Congress will consider the matter.

If approved, we anticipate that the proceeds of the capital increase would be used to make payments related to existing plants’ concessions.

The dilution of the Government’s interest could distract our management and result in less government support for Eletrobras. Certain groups could challenge the proposal, which could lead to time consuming political and legal issues for us. In addition, it could increase our debt costs (due to the fact that the government would control less than 50% of our common shares) and would constitute an event of default under our loans and bonds which, if not waived, could allow certain of our creditors to accelerate the debt. Also, the proposed golden share would require the approval of the NYSE for our ADRs to remain listed on the NYSE. Accordingly, the capital dilution could materially adversely affect the price of the ADRs.

We have substantial financial liabilities and may be exposed to liquidity constraints, which could make it difficult to obtain financing for our operational expenses and planned investments.

The cash flow from our subsidiaries’ operations in recent years has not been sufficient to fund our capital and operational expenditures, debt service and payment of dividends. The reduction of our subsidiaries’ operational income was a direct consequence of the anticipated extension of the concessions determined by Law No. 12,783. Therefore, our debt has significantly increased since 2012.

As of December 31, 2017, 75% of our debt, totaling R$29.3 billion, will mature in the next five years.

In order to meet our growth objectives, maintain our ability to fund our operations and amortize scheduled debt maturities, we have relied upon, and may continue to rely upon, a combination of cash flows provided by our operations, drawdowns under our credit facilities, our cash and short-term financial investments balance, the incurrence of additional indebtedness and the receipt of indemnifications for the concessions renewed pursuant to Law No. 12,783 and the sale of assets.

Bonds issued by us in the international market will mature in 2019 for US$1 billion and in 2021 for US$1.75 billion. Depending on the liquidity of the international financial markets and our credit risk classification, we may face difficulties in refinancing that debt on favorable terms, which could increase the difficulty and the cost of refinancing those obligations.

As part of our Business and Management Plan 2018-2022, we intend to reduce the Net Debt/EBITDA ratio through the implementation of several measures, such as divestments, capital dilution and/or debt management. In this context, we continue to evaluate initiatives that can contribute to achieving these goals, among them the possibility of new funding to repay or refinance our debt at more favorable rates.

If, for any reason, we are faced with difficulties in financings or there is any delay in us receiving amounts due to us under the payments of indemnifications from the government, this could hamper our ability to make capital and operational expenditures in the amounts needed to maintain our current level of investments and our long-term targets.

We are subject to certain covenants under our agreements, non-compliance with which may allow the lenders under the relevant facilities to accelerate their commitments.

We are party to a number of international and Brazilian financing facilities as borrower or guarantor. The bonds we issued in the international capital markets and our existing credit facilities require that we comply with a number of financial and non-financial covenants, such as the provision of financial statements by certain deadlines and the provision of an unqualified audit report, among others. These agreements also require us to obtain previous creditors’ waivers to perform some acts, such as the change of control or the sale of material assets.

In addition, certain of the financing agreements for the development of our plants, some of which are guaranteed by us, contain acceleration clauses which could be triggered upon default. These defaults or the acceleration of these financing agreements may also give other lenders the right to accelerate pursuant to cross-default provisions. Accordingly, acceleration of these financing agreements could adversely affect our financial condition and the results of our operations.

We are subject to rules limiting the acquisition of loans by public sector companies.

In 2017, our budget included approximately R$8.9 billion of capital expenditures for expansion, modernization, research, infrastructure and environmental projects. In 2017, these expenditures were approximately R$5.2 billion.

As a state controlled company, we are subject to certain rules limiting our indebtedness and investments and must submit our proposed annual budgets, including estimates of the amounts of our financing requirements to the Ministry of Planning, Budget and Management and the Brazilian Congress for approval. Thus, if our operations do not fall within the parameters and conditions established by the Brazilian Government, we may have difficulty in obtaining the necessary financing authorizations, which could create difficulties in raising funds.

If we are unable to obtain approval to increase our funding, our ability to invest may be impacted, which would materially affect the execution of our growth strategy, particularly our investment in large scale projects, which could materially affect our financial condition and the results of our operations.

We may not fully receive the receivables from the Fuel Consumption Account (CCC Account) transferred during the sale process of our distribution companies.

Our 170th Extraordinary Shareholders’ Meeting held on February 8, 2018 ratified the decision to sell our distribution companies and approved the capitalization of those companies, in accordance with the BNDES proposal. They also approved the assumption of approximately R$8.5 billion of receivables and payables recorded in the distribution companies’ balance sheets, considering adjustments through June 30, 2017. However, these receivables are related to the CCC Account and have been the subject of discussions with ANEEL.

Currently, ANEEL is examining the distribution companies regarding the credits they hold over the CCC Account for the period from July 2009 to June 2016 in order to identify any asset or liability under Resolution No. 427/2011. The Agency has already prepared a technical opinion on the examination process in our subsidiaries Amazonas D, Eletroacre, CERON and Boa Vista Energia, questioning the amounts paid by the CCC Account to these companies and the method of processing and formation of the Total Generation Costs to be reimbursed to the companies. We, as managers of the CCC Account during the monitoring period, together with the subsidiaries, challenged the decision issued by ANEEL and the criteria they applied. See note 11 of the Financial Statements for a further description of the receivables from the CCC Account.

ANEEL issued an order (No. 2504/2017) claiming a R$2.9 billion reimbursement to the CCC Account to be paid by Amazonas D. Amazonas D filed a writ of mandamus against the decision to prevent any charge by ANEEL. However, the Federal Tribunal of the 1st Region rejected Amazonas D’s claims with respect to the writ. The amount of reimbursement remains subject to confirmation by ANEEL.

Due to Provisional Measure No. 814/2017, ANEEL published new results of the examination of Eletroacre and CERON, changing its previous position. In March 7, 2018, ANEEL recognized a credit for Eletroacre of R$163 million, and for CERON, a credit of R$1.641 billion, both amounts adjusted as of December 31, 2017.

On April 16, 2018, ANEEL issued Technical Note No. 65/2018 establishing that the final amount after the examination, adjusted to December 31, 2017, is R$69.6 million, to be reimbursed to Boa Vista. Also, ANEEL affirmed that, in relation to the “inefficient” cost of Boa Vista’s fuel, the historical amount is R$20 million, to be paid by the National Treasury. This decision is subject to appeal and these amounts could increase.

In view of the above, considering that we are still discussing with ANEEL the credits over the CCC Account, we may receive an amount that is lower than the one we originally assumed or be required to reimburse amounts to the CCC Account.

We are exposed to mismanagement claims for being the manager of certain sectorial funds and programs in the past.

We were responsible for the management of the financing agreements granted with funds from the RGR Fund until May 1, 2017, when the management was transferred to CCEE. However, the financing agreements signed up to November 17, 2016, will remain under our responsibility for proper contractual management, according to art. 28 of Decree No. 9.022/2017, and it is up to us to collect the financing, in accordance with the schedule established in the clauses of each agreement, and to reimburse the RGR Fund for funds received as amortization, contractual interest rate and reserve rate credit.

We still are the managers to government programs (Luz para Todos and Procel), which are managed pursuant to rules and regulations enacted by ANEEL and the MME.

We are still liable before the supervisory bodies for the period we managed the sectorial funds. Accordingly, from July 2009 to June 2016, ANEEL has undertaken a series of examinations into the electricity distribution companies that benefit from the CCC Account and issued an order (No. 2504/2017) claiming a R$2.9 billion reimbursement to the CCC Account to be paid by Amazonas D. Amazonas D filed a writ of mandamus against the decision to prevent any charge by ANEEL. However, the Federal Tribunal of the 1st Region rejected Amazonas D’s claims with respect to the writ. The amount of reimbursement remains subject to confirmation by ANEEL.

Due to Provisional Measure No. 814/2017, ANEEL published new results for the supervision of Eletroacre and CERON. On March 7, 2018, ANEEL detrmined that Eletroacre should receive R$163 million and that CERON should receive R$1.641 billion, both amounts adjusted as of December 31, 2017. On April 16, 2018, ANEEL determined that Boa Vista should receive R$89.6 million.

ANEEL also reported differences over the CCC Account of a debit of R$0.1 million for CERR, and credits of R$94 million for CEA, R$21 million for Celpe and R$54 million for Energisa.

As managers of the CCC Account, we questioned how the amounts were calculated and the methodology applied by ANEEL. However, ANEEL has not yet responded to our queries. Accordingly, we may be liable for possible failures in the management of the CCC Account, as well as other sectorial funds, with possible impacts in our financial condition, reputation and image.

Our strategic plan is challenging and require the synchronization and implementation of several projects.

Our medium-term strategic plan, called Business and Management Master Plan (Plano Diretor de Negócios e Gestão, or “PDNG”), contains issues of our 2015/2030 strategic plan and is prepared on a five-year basis. The PDNG is a portfolio of projects that aims to conform Eletrobras’ companies to a new economic and sector reality.

Subject to what occurred with the PDNG 2017-2021, the version approved for this year, PDNG 2018-2022, has several complex and correlated projects, which reflect the following guidelines:

•                  Governance and compliance;

•                  Financial discipline;

•                  Operacional excellence;

•                  Sustainable action; and

•                  Appreciation of people.

The execution of the projects listed in the PDNG 2018-2022 portfolio will bring benefits to the group, such as a lower financial leverage, higher operational efficiency and costs consistent with regulatory parameters. However, these projects imply deep changes in the operational and management processes of our companies, as well as in the number of employees in the operational and management areas, highlighting the importance of retention and transfer of knowledge.

Thus, despite the efforts of our management, if the schedule or the delivery of the projects are delayed, we may face difficulties in achieving the strategic planning goals and eventually fail to obtain, in whole or in part, the benefits related to revenue growth or cost reduction.

If any of our assets are considered deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment.

Law No. 11,101/2005 (“Law No. 11,101”) governs judicial recovery, extrajudicial recovery and liquidation proceedings and replaces the debt reorganization judicial proceeding known as concordata for judicial and extrajudicial recovery. This law provides that its provisions do not apply to government owned and mixed capital companies such as our subsidiaries and us. However, the Brazilian Federal Constitution establishes that mixed capital companies, such as Eletrobras, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Accordingly, it is unclear whether or not the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of Law No. 11,101 would apply to us. Nevertheless, Law No. 12,767/2012 provides that judicial and extrajudicial recovery do not apply to public entity concessionaires until the termination of those concessions.

We believe that a substantial portion of our assets, including the generation assets, our transmission network and our distribution network, would be deemed by Brazilian courts to be related to providing an essential public service. Accordingly, these assets would not be available for liquidation or attachment to secure a judgment. In either case, these assets would revert to the Brazilian Government pursuant to Brazilian law and our concession agreements. Although the Brazilian Government would in such circumstances be under an obligation to compensate us in respect of the reversion of these assets, we cannot assure you that the level of compensation received would be equal to the market value of the assets and, accordingly, our financial condition may be affected.

We may be liable for damages and have difficulty obtaining financing if there are accidents involving our subsidiary Eletronuclear.

Our subsidiary Eletronuclear, as an operator of nuclear power plants, is subject to strict liability under Brazilian law for damages in the event of a nuclear accident caused by the operations of nuclear plants UTN Angra I and UTN Angra II, pursuant to the Vienna Convention on Civil Liability for Nuclear Accidents.

The UTNs Angra I and Angra II operate under the supervision of the Brazilian nuclear regulatory authority, or CNEN, and are subject to periodic inspections by international agencies, such as the International Atomic Energy Agency (IAEA) and the World Association of Nuclear Operators (WANO).  Eletronuclear invests approximately R$100 million per year in the modernization and incorporation of the latest safety requirements for the plants.

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

We insure our nuclear plants against nuclear accidents. UTN Angra I is insured for US$600 million (R$2.285 billion) and UTN Angra II for US$3.0 billion (R$9.924 billion). UTN Angra I has a maximum limited guarantee of US$450 million (R$1.489 billion) and UTN Angra II of US$550 million (R$1.819 billion) to cover property and casualty damages, and both are insured for US$239.7 million (R$792.9 million) for civil liability.

Eletronuclear seeks to comply with all preventive and safety actions; however, it cannot guarantee that, in the event of a nuclear accident that its insurance will be sufficient.  Accordingly, our financial condition, the results of our operations and our reputation and image may be affected if a nuclear accident were to occur.

Until we complete the construction of our Angra III nuclear power plant, our financial condition and results of operations may be materially adversely affected.

In 2009, our subsidiary Eletronuclear started the construction of a new nuclear plant, called UTN Angra III. Construction stopped in 2015 when the media reported allegations of potential illegal activities by companies that provide services to Eletronuclear in the power plant. On December 31, 2017, Eletronuclear had completed approximately 62% of the original project and invested R$9.65 billion.

In December 2017, we revised the total budget for the UTN Angra III project, which now totals R$20.87 billion, and changed the forecasted date for operation of the Angra III nuclear power plant to January 2025. As a result of the impairment tests on that date, we recognized additional impairment amounts of R$951 million and an expense of R$39 million related to an onerous contract. The amount of impairments and onerous contract, accumulated and recognized on our balance sheet totaled R$11.29 billion as of December 31, 2017, with R$9.90 billion of impairment and R$1.39 million relating to onerous contracts. We continue to monitor the estimates and the associated risks in determining the recoverable value of this project and, as new negotiations, new studies or new information are undertaken and require changes in the business plan of the projects, they will be updated to reflect such changes.

We are currently seeking to review the tariff of UTN Angra III and the authorization of CNPE to resume the construction, as well as we are looking for partners to enable the conclusion of the project and verifying the possibilities of renegotiating the terms of the financial agreements. If we are not successful, we may be required to pay in advance a financing granted by BNDES to Eletronuclear (under which R$3.7 billion were outstanding as of December 31, 2017), as we are Eletronuclear’s guarantors, or have difficulties to pay the loan obtained from Caixa Economica Federal (under which R$3.2 billion were outstanding as of December 31, 2017), in addition to other accounting liabilities which we may record, which could materially adversely affect our financial condition and the results of our operations.

We may incur losses and spend time and money defending pending litigation and administrative proceedings.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor, tax and corporate claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute that represent a present obligation as a result of a past event and is probable there will be outflow of resources that embodies economic benefits to settle the referred obligation in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. As of December 31, 2017, we provisioned a total aggregate amount of approximately R$24.5 billion in respect of our legal proceedings, of which R$0.6 billion related to tax claims, R$21.3 billion to civil claims and R$2.6 billion to labor claims. (See “Business—Litigation” and Note 30 to our consolidated financial statements).

Our subsidiary Chesf is a defendant against the consortium among Mendes Junior Companies, CBPO and CONSTRAN in respect of certain amendments (1st amendment), which included as price readjustment methodology to the construction agreement of the Xingó hydroelectric plant the “K factor”. Motions for reconsideration and a special appeal are currently waiting for trial before the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or “STJ”), and an extraordinary appeal is currently pending admissibility before the same court. In the 12th Civil Court of Recife (PE), the provisional enforcement action is suspended due to provisional interim injunction granted by the STJ; with this, the amount of R$497.2 million of Chesf’s assets blocked in 2015/2016 were released on January 24, 2017. If the court decides against Chesf, it may have to pay up to R$1.2 billion to the plaintiffs.

Between July 22, 2015 and August 15, 2015, two putative securities class action complaints were filed against us and certain of our employees in the United States District Court for the Southern District of New York (“SDNY”). On October 2, 2015, these actions were consolidated and the court appointed lead plaintiffs, Dominique Lavoie and the City of Providence. The plaintiffs filed a consolidated amended complaint on December 8, 2015 purportedly on behalf of investors who purchased our U.S. exchange-traded securities between August 17, 2010 and June 24, 2015, and filed a second amended complaint on February 26, 2016.

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

On March 27, 2017, the court granted in part and denied in part our motion to dismiss the second amended complaint. All claims against José Antonio Muniz Lopes, our former CEO, were dismissed, as were scheme liability claims against José da Costa Carvalho Neto, our former CEO, and Armando Casado de Araújo, our current CFO, under Section 10(b) of the Exchange Act and Rule 10b-5(a) and (c) promulgated thereunder. The motion to dismiss was otherwise denied as to the remaining claims. The decision does not create any financial obligation for us, and the case has now moved into the class certification and discovery phases. We filed our answer to the second amended complaint on May 5, 2017 and the plaintiffs filed a motion for class certification on June 30, 2017, which was fully briefed and then submitted to the Court on November 21, 2017.

On February 28, 2018, the Court granted the parties’ joint request for a 60-day stay of the litigation while the parties attempt to settle the matter by engaging in mediation, and thereafter entered a revised scheduling order, which would apply in the absence of a resolution of the case, under which discovery will continue until at least September 2018.

These legal proceedings, if decided against us, could have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future.

In the event that claims involving a material amount for which we have no provisions were to be decided against us, or in the event that the estimated losses turn out to be significantly higher that the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition. In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business. Depending on the outcome, certain litigation could result in restrictions in our operations and have a material adverse effect on certain of our businesses.

We may incur losses in legal proceedings in respect of compulsory loans made from 1962 through to 1993.

Pursuant to Law No. 4,156/1962 certain end-users of electricity were required to make “compulsory loans” to us (through collections by distributors) in order to provide funds for the development of the electricity sector. Industrial customers consuming over 2,000 kWh of electricity per month were required to pay an amount equivalent to 32.5% of each electricity invoice to us in the form of a compulsory loan, which was repayable by us within 20 years of draw-down. Interest on the compulsory loans accrues at IPCA — E plus 6.0% per annum. Law No. 7,181/1983 extended the compulsory loan program until December 31, 1993 and provided that such loans may, subject to shareholder approval, be repaid by us in the form of an issue of preferred shares at book value, in lieu of cash.

We made available to eligible customers upon the first and second conversion of credits from the compulsory loan approximately 42.5 billion class “B” preferred shares and upon the third conversion of credits from the compulsory loan, about 27.2 billion class “B” preferred shares. In addition, our shareholders approved on April 30, 2008 the issuance of additional preferred shares to eligible customers at book value in repayment of our remaining compulsory loans. If additional shares are issued in the future and the book value of such shares is less than their market value, the value of existing shareholders’ shares may be subject to dilution. On December 31, 2008, we recorded approximately R$215 million for debts for compulsory loans that had not yet been converted, which, at any time, by decision of our shareholders, may be refunded to industrial consumers, through issuing class “B” preferred shares, according to the proceedings described above.

Until June 30, 2010, consumers have filed a large number of lawsuits against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. In the third quarter of 2015, the STJ issued decisions defining the parameters for the method to calculate such executions, accepting some of the claims made by us, although not entirely, causing adjustments to the methodologies adopted by us and the risk classification of these claims and consequent difference in the provision for contingencies. We filed an appeal with the Federal Supreme Court (Supremo Tribunal Federal, or “STF”), however, it has not yet been decided. The total amount involved in these lawsuits is not adjusted for monetary restatement and required expert assessment to be estimated reliably. In the course of enforcement proceedings, we were required to pledge certain of our assets, consisting mainly of shares held by us in other electricity sector companies. As of December 31, 2017, we had provisioned R$16.6 billion to cover losses arising from unfavorable decisions relating to these lawsuits.

In order to reduce the impact of the losses related to these lawsuits, we filed lawsuits against the Federal Government claiming joint and several liability in certain demands related to the compulsory loans and reimbursement of half of the amount paid by us, but the

STJ has not yet issued a decision. STJ’s decision will be binding for all past and future claims filed by us against the Federal Government. Despite our efforts to reduce losses related to these lawsuits, we cannot ensure that we will succeed, and if we are not successful, it could adversely affect our financial condition and the results of our operations.

We are also involved in numerous lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “Obrigações da Eletrobras” and are subject to expiration, which has already occurred. Although we believe that we have no further liability regarding these bonds because they are expired, any legal interpretation that the bonds have not expired could adversely affect our financial condition and the results of our operations.

Judgments may not be enforceable vis-à-vis our directors or officers.

All of our directors and officers appointed in this annual report reside in Brazil. We, our directors and officers and the members of our Fiscal Council have agreed to receive service in the United States only on specific transactions. Substantially all our and these people’s assets are located in Brazil. As a result, it may not be possible to file service within the United States or other jurisdictions outside of Brazil to such persons, pledge their assets, or enforce decisions under civil liability or securities laws of the United States or the laws of other jurisdictions against them or us in the courts of the United States, or in the courts of other jurisdictions outside of Brazil.

We and our subsidiaries may be required to make substantial contributions to the pension plans of our current and former employees which we sponsor.

Pursuant to Supplementary Laws No. 108/2001 and No. 109/2001 and the rules of the pensions plans themselves, we and our subsidiaries may be required to make contributions to the pension plans of our current and former employees. If there is a mismatch in the reserves of the pension plans and the amount of resources available to the plans, in case these plans are defined benefit plans, we (as sponsors) and the pension plan beneficiaries may be required to contribute to the pension plan to re-establish the plan’s balance, as provided by the specific regulations established by the regulatory body National Superintendency of Complementary Pensions (Superintendência Nacional de Previdência Complementar, or “PREVIC”).

In 2017, the pension plans that we and our subsidiaries sponsor recorded a deficit of approximately R$1.9 billion. We and our subsidiaries made contributions to our respective pension plans which amounted to approximately R$473.9 million in 2016 and R$328.5 million in 2017.

The implementation of balance plans may result in the payment of extraordinary contributions by the participants and sponsors, in order to recover the balance of the plan. Such payments may materially adversely affect our cash flow in the long term.

Our insurance policies may be insufficient to cover potential losses.

Our business is generally subject to a number of risks, including operational accidents, labor disputes, unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena. Additionally, we and our subsidiaries are liable to third parties for losses and damages caused by any failure to provide generation, transmission and distribution services.

Our insurance covers only part of the losses that we may incur. We are currently seeking, whenever possible, to renegotiate our insurance policies at a group level to ensure a more uniform coverage and adequate protection for all our operations at competitive costs. We believe that we maintain insurance in sufficient amounts to cover potential material damages to our plants caused by fire, general third-party liability for accidents and operational risks. If we are unable to eventually renew our insurance policies from time to time or losses or other liabilities occur that are not covered by insurance or that exceed our insurance limits, we could be subject to significant unexpected additional losses.

Under Brazilian law, we are strictly liable for direct and indirect damages resulted from the inadequate supply of electricity, such as abrupt interruptions or problems related to generation, transmission or distribution systems. Therefore, we can be liable for damages even if we not due to our negligence.

Thus, if we are liable for the payment of damages in a material amount, our financial condition as well as our reputation and image could be adversely affected.

We do not have alternative supply sources for the key raw materials that our thermal and nuclear plants use.

Our thermal plants operate on coal, natural gas and/or oil and our nuclear plants rely on processed uranium. In each case, we are entirely dependent on third parties, sometimes monopolies, for the provision of these raw materials. In the event that supplies of these raw materials become unavailable or may not be purchased on reasonable terms for any reason, we do not have alternative supply sources and, therefore, the ability of our thermal and/or nuclear plants, as applicable, to generate electricity would be materially adversely affected, which may materially adversely affect our financial condition and results of operations.

Risks Relating to Brazil

Allegations of corruption against members of the Brazilian federal government and the legislative branch could create political and economic instability.

Several members of the federal government and the Brazilian legislative branch have faced allegations of corruption. As a result, some politicians, including senior federal officials and congressmen, resigned or have been arrested. Currently, elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during Lava Jato investigation being conducted by the Office of the Federal Prosecutor.

In August 2016, Brazil’s Vice President at the time Michel Temer, was named the new President of Brazil following the impeachment of Dilma Rousseff for breach of the Fiscal Responsibility Law. Throughout 2017, president Temer was accused of passive corruption, criminal organization and obstruction of justice by the Attorney General’s Office, however, those complaints were barred by the chamber of deputies. Because of the complaints, the reform agenda proposed to modernize and stabilize the country’s economy is in jeopardy.

The outcome and potential results of the ongoing investigations are unknown and may have adverse impacts in the market’s perception about the Brazilian economy’s future, influencing the consumer’s and investors’ trust. The uncertainties caused by the revelations of possible corruption scandals continue to negatively impact GDP growth, as well as volatility in the stock market, the strength of the real and prices of securities issued by Brazilian issuers.

The President of Brazil has powers to indirectly appoint the majority of our directors, in accordance with the applicable laws, including Law No. 13,303/16. Accordingly, any further change in the Brazilian government could lead to further changes in our management. If new allegations against Brazilian government officials arise, we cannot predict the outcome of any such allegations or their effect on the Brazilian economy and on us.

Brazil’s economy is vulnerable to external and internal shocks, which may have a material adverse effect on Brazil’s economic growth and on the liquidity of, and trading markets for, securities.

Brazil’s economy is vulnerable to external shocks, including adverse economic and financial developing levels in other countries and market developments. A significant increase in interest rates in the international financial markets may adversely affect the liquidity of, and trading markets for, securities. In addition, a significant drop in the price of commodities produced by Brazil could adversely affect the Brazilian economy. A significant decline in the economic growth or demand for imports of any of Brazil’s major trading partners, such as China, the European Union, or the United States, could also have a material adverse impact on Brazil’s exports and adversely affect Brazil’s economic growth.

In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Brazil could be adversely affected by negative economic or financial developments in other countries. Brazil has been adversely affected by such contagion effects on a number of occasions, including following the 1997 Asian crisis, the 1998 Russian crisis, the 2001 Argentine crisis and the 2008 global economic crisis.

We cannot assure you that any situations like those described above will not negatively affect investor confidence in mature market economies, emerging markets or the economies of the principal countries in Latin America, including Brazil. In addition, we cannot assure you that these events will not adversely affect Brazil’s economy.

Brazil’s economy is also subject to risks arising from the development of several macroeconomic factors in Brazil. These include general economic and business conditions of the country, the level of consumer demand, the confidence that domestic consumers and foreign investors have in the economic and political conditions in Brazil, present and future exchange rates, the level of domestic debt, domestic inflation, the ability of the Brazil government to generate budget surpluses, the level of foreign direct and portfolio investment, the level of domestic interest rates, the degree of political uncertainty in Brazil.

Any of these events may lead to timely interventions by the Government over monetary, credit, foreign exchange and other policies to influence the Brazilian economy. For instance, recently the Central Bank has established through the Monetary Policy Committee (Comitê de Política Monetária, or “COPOM”) the basic rate of interest in order to achieve the inflation goals determined by the National Monetary Council (Conselho Monetário Nacional, or “CMN”). We have no control over, and cannot assume, which other measures or policies the Brazilian Government may take in the future to balance the Brazilian economy.

Our operating conditions have been, and will continue to be, affected by the growth rate of GDP in Brazil, because of the great relation between this variable and the demand for energy. Therefore, any change in the level of economic activity may adversely affect the liquidity of, and the market for, our securities and consequently our financial conditions and the results of our operations.

The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions and investor perception of these conditions have a direct impact on our business, financial condition, results of operations and prospects.

The Brazilian economy has been characterized by the significant involvement of the Brazilian Government, which often changes monetary, credit, exchange and other policies to influence Brazil’s economy. The Brazilian Government’s actions to control inflation and affect other policies have already involved wage and price controls, depreciation of the real, controls over remittances of funds abroad, intervention by the Central Bank to affect base interest rates and other measures.

Uncontrolled inflation, large exchange variations, social instability and other political, economic and diplomatic events, as well as the Brazilian Government’s response to those events, could also negatively affect our business and our strategy. In addition, uncertainty with respect to economic policy and, principally, in regulations of the financial markets can contribute to increased volatility in the Brazilian capital markets, as well as the prices of securities of Brazilian issuers. We have no control over, and cannot predict what measures or policies the Brazilian Government may take in the future.

As an example, after reaching 7.5% in 2010, the Brazilian Gross Domestic Product, or GDP, has declined, indicating a steady economic slowdown. Growth rates were 3.9% in 2011, 1.8% in 2012, 2.7% in 2013 and 0.1% in 2014. In 2015, the economy contracted by 3.9% and further contracted by 3.6% in 2016. In 2017, the economy rebounded, growing by 1%. We cannot assure investors that Brazil’s economy will resume its growth in the future. Brazil’s economic growth depends on a variety of factors, including, among others, international demand and prices for Brazilian exports, climatic factors affecting Brazil’s agricultural sector, fiscal and monetary policies, confidence among Brazilian consumers and foreign and domestic investors and their rates of investment in Brazil, the willingness and ability of businesses to engage in new capital spending, the exchange rate and the rate of inflation. Another recession could result in a material decrease in Brazil’s fiscal revenues, or a significant depreciation of the real over an extended period of time could adversely affect Brazil’s debt/GDP ratio, which could have a material adverse effect on public finances and on the market price of our securities. Additionally, S&P may downgrade Brazil’s rating in the event the Brazilian Congress approves a pending pension plan proposal.

The stability of the Brazilian real is affected by its relationship with the U.S. dollar, inflation and Brazilian Government policy regarding exchange rates. Our business could be adversely affected by any recurrence of exchange volatility affecting our foreign currency-linked receivables and obligations.

In the past, the Brazilian government implemented several economic plans, using different exchange control mechanisms to control the large volatility of the Brazilian currency. After a period of stability after 1999, the real returned to volatility against the U.S. dollar during the global financial crisis of 2008, in 2014 and 2015 and more recently in the middle of 2017.

Because of the volatility and the uncertainty of the factors that impact the exchange rate, it is difficult to predict future movements in the exchange rate. In addition, the Brazilian Government may change its foreign currency policy. Any governmental interference, or the implementation of exchange control mechanisms or remittance of debt, could influence the exchange rate and the investments in the country. The different exchange rate scenarios may have adverse effects on us as they may affect the value of our receivables from Itaipu, which are denominated in U.S. dollars, as well as any of our indebtedness denominated in U.S. dollars.

As of December 31, 2017, approximately 25.3% of our consolidated indebtedness (of R$45,122 million), which amounted to R$11,423 million, was denominated in foreign currencies, of which R$11,159 million (or approximately 24.7%) was denominated in U.S. dollars. As of December 31, 2016, approximately 27% of our consolidated indebtedness (of R$45,620 million), which amounted to R$12,091 million, was denominated in foreign currencies, of which R$11,795 million (or approximately 26% of our consolidated indebtedness) was denominated in U.S. dollars.

Inflation, and the Brazilian Government’s measures to curb inflation, may further contribute significantly to economic uncertainty in Brazil and materially adversely impact our operating results.

Brazil has historically experienced high rates of inflation, particularly prior to 1995. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy. More recently, inflation rates were 2.95% in 2017, 6.29% in 2016, 10.67% in 2015, 6.41% in 2014, 5.91% in 2013 and 5.84% in 2012, as measured by the “IPCA”, the National Consumer Price Index, compiled by IBGE (Brazilian Institute of Geography and Statistics). The IPCA for the accumulated twelve-month period ended March 31, 2018 was 2.68%.

While the current inflation rate is at historical lows for the past number of years, Brazil may experience high levels of inflation in the future. The Brazilian Government may introduce policies to reduce inflationary pressures, which could have the effect of reducing the overall performance of the Brazilian economy. Some of these policies may have an effect on our ability to access foreign capital or reduce our ability to execute our future business and management plans.

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

On June 23, 2016, the U.K. electorate voted in a general referendum in favor of the U.K. exiting from the European Union, so-called Brexit.  On March 20, 2017, the U.K. gave formal notice under Article 50 of the Treaty on European Union of its intention to leave the European Union.  The on-going process of negotiations between the U.K. and the European Union will determine the future terms of the U.K.’s relationship with the European Union, including access to European Union markets either during the transitional period or more permanently.  The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations.  The effects of Brexit will depend on any agreements the U.K. makes to retain access to E.U. markets either during the transitional period or more permanently.  Brexit could adversely affect European or worldwide economic or market conditions and could contribute to instability in global financial markets.  In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate.  Any of these effects of Brexit, and others we cannot anticipate, could have a material adverse effect on our business, results of operations or financial condition.

Risks Relating to the Brazilian Power Industry

We are subject to impacts related to the hydrological conditions.

Companies are exposed to hydrological risk when the systemic generation is below the physical guarantee of the hydroelectric plants of the National Interconnected System, creating a deficit called GSF (generation scaling factor). In this situation, the companies must liquidate their negative balance contractual positions in the short-term market at the Price of Settlement of Differences (PLD) in place.

In recent years, adverse hydrological conditions caused mainly by the climate change process associated with factors that influence the generation dispatch resulted in an expressive reduction of GSF, affecting agents with allocated energy lower than their sales contracts, exposing them to the volatility of the PLD. In 2015, to reduce exposures, ANEEL reduced the PLD by more than 50%. Even so, this reduction was insufficient to settle the differences, creating a significant increase of default within the scope of the CCEE.

This situation led to judicial claims by the affected parties, including our subsidiaries, to minimize the losses with GSF degradation. This led to the publication of Law No. 13,203/2015, which established the conditions for the renegotiation of the hydrological risk. The conditions were different for physical guarantee installments committed in contracts within the Regulated Contracting Environment (Ambiente de Contratação Regulada, or “ACR”) and those negotiated within the Free Contracting Environment (Ambiente de Contratação Livre, or “ACL”).

For the instalments contracted within the ACR, the renegotiation of the hydrological risk was allowed with its transference to the consumers in exchange of the payment of a risk premium by generators who adhere the renegotiation. For the short-term energy market, there is the possibility of renegotiation in consideration of contracting hedge. Our subsidiaries have adhered to the renegotiation of hydrological risk in ACR, except from CHESF due to its specificities related to the UHE Sobradinho and the electro-intensive consumers. As for the amounts negotiated in the ACL, the option was not to renegotiate the risk.

Among the measures under discussion to improve the legal framework of the electricity sector, embodied in Public Hearing 33/2017 (“CP-33”) of the MME, is the discussion of the special regime for the plants, aiming to promote a better risk allocation. It is up to consumers to pay for the hydrological risk of power plants that have had concessions renewed through Law No. 12,783 by making a complementary payment for the use of more expensive thermoelectric plants. The CP-33 proposed that the hydrological risk is assumed by those who acquire energy from the generator companies in these marketing auctions. In this case, the price and characteristics of contracts for this energy would be as of the market.

Unfavorable hydrological conditions that result in a reduction of the supply of electricity to the market could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity consumption or the imposition of special taxes or charges on the sector to finance the costs of production of new thermal power plants, which usually have higher costs when compared to hidrolectric power plants.

Accordingly, in periods of lower precipitation levels and reduction of the GSF we may incur in higher costs by the restriction demand or by the need to acquire electric energy at higher prices in the short-term market for our concessions which were not renewed by Law No. 12,783. Additionally, in case the changes currently being discussed with the CP-33 are implemented, the impacts can extend to the non-cotised plants, adversely affecting our financial condition and the results of our operations.

We may be subject to administrative intervention or to lose our concessions if we provide our services in an inadequate manner or violate contractual obligations.

Law No. 12,767/2012 permits ANEEL to intervene in electric power concessions considered part of the public service in order to guarantee adequate levels of service as well as compliance with the terms and conditions under the concession contract, regulations and other relevant legal obligations.

If ANEEL were to intervene in concessions as part of an administrative procedure, we would have to present a recovery plan to correct any violations and failures that gave rise to the intervention. Should the recovery plan be dismissed or not presented within the timelines stipulated by the regulations, ANEEL may, among other things, determine the expropriation and the concession loss, reallocate our assets or adopt measures which may alter our shareholding structure.

If the holders of our concessions are subject to an administrative intervention, we and our subsidiaries may be subject to an internal reorganization in accordance with the recovery plan presented by management, which may adversely affect us. In addition, should the recovery plan be rejected by the administrative authorities, ANEEL would be able to use its powers described above.

On December 31, 2017, we believed we were in compliance with all the terms and conditions of our concession contracts. However, we cannot guarantee that we will not be punished by ANEEL for a future violation of our concession contracts or that our concession contracts will not be terminated in the future, which could have an adverse impact on our financial condition and the results of our operations.

Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by any regulatory changes or by termination of the concessions prior to their expiration dates, and any eventual indemnity payments for the early terminations may be less than the full amount of our investments.

According to Brazilian law, ANEEL has the authority to regulate and supervise the generation and transmission activities of electrical energy concessionaries, including investments, additional expenses, tariffs and the passing of costs to customers, among other matters. Regulatory changes in the electrical energy sector are hard to predict and may have a material adverse impact on our financial condition and the results of our operations.

Concessions may be terminated early through expropriation and/or forfeiture. Granting authorities may expropriate concessions in the interest of the public as expressly provided for by law, in which case granting authorities carry out the service during the concession period. A granting authority may declare the forfeiture of concessions after ANEEL or the MME conduct an administrative procedure and declare that the concessionaire (a) did not provide proper service for more than 30 consecutive days and did not present any acceptable alternative to ANEEL or to the National Eletrict System Operator (Operador do Sistema Nacional Elétrico, or “ONS”), or failed to comply with the applicable law or regulation; (b) lost the technical, financial or economic conditions required to provide the service properly; and/or (c) did not comply with the fines charged by the granting authority.

Penalties are set forth in ANEEL Resolution No. 63/2004, and include warnings, substantial fines (in certain cases up to 2.0% of the revenue for the fiscal year immediately preceding the evaluation), restrictions on the concessionaire’s operations, intervention or termination of the concession.

With regard to possible regulatory changes, in July 2017 the MME placed in public hearing several improvements to the legal framework of the electric sector (CP-33). In view of the MME, the Public Hearing No. 33/2017 reflects the need for adjustments in rules of the energy sector “in order to provide an environment of confidence, innovation and competition among agents and institutions, towards goals that contemplate technical, economic and socio-environmental sustainability criteria.” These are relevant changes that involve hydrological risk, end of the commercialization system of quotas, power plants’ privatization and the separation between coverage and energy. The CP-33 received several comments from agents, including our subsidiaries and us, but is still being discussed among the Government.

Accordingly, in relation to the regulatory issues, we may contest any expropriation or forfeiture and will be entitled to receive compensation for our investments in expropriated assets that have not been fully amortized or depreciated. However, the indemnity payments may not be sufficient to fully recover our investments. Additionally, there is uncertainty about the application of part or the total adjustments proposed for the CP-33. In these cases, our financial condition and the results of our operations may be adversely affected.

We are strictly liable for any damages resulting from inadequate supply of electricity to distribution companies, and our insurance policies may not fully cover such damages.

Under Brazilian law, we are strictly liable for direct and indirect damages resulting from the inadequate supply of electricity, such as abrupt interruptions or disturbances arising from the generation or distribution systems. Accordingly, we may be held liable for such damages even if we are not at fault. As a result of the inherent uncertainty involved in these matters, we do not maintain any provisions in relation to potential damage, and these interruptions or disturbances may not covered by our insurance policies or may exceed the coverage limits of such policies.

Accordingly, if we are found liable to pay damages in a material amount, our financial condition and results of operations would be materially adversely affected to a greater degree than those claims where we have recorded provisions.

Cyber-attacks, or violations of the security of data such as might lead to interruptions of our operations or leaks of confidential information.

Our subsidiaries and we are the owners of facilities, services, assets and systems that have significant influence on people’s life and on the operation of important sectors for the development and maintenance of the country, such as the industrial sector.

These infrastructures operate with highly connected and interdependent equipment and systems, whether by information, administrative or operating systems, increasing the complexity and, consequently, the risks involved in possible cyber-attacks.

Cyber-attacks, even if partially successful, can compromise sensitive information, administrative services or critical infrastructures, causing serious social, economic and political impact, including compromising the security of the country and the society.

We and our subsidiaries have not experienced incidents that compromised information, corporative systems or operational facilities of our responsibility. However, we are aware that the costs we may incur to eliminate or address the foregoing security vulnerabilities before or after a cyber-incident could be significant.  Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service that may impede our critical functions.

We are subject to strict safety, health and environmental laws and regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

Our operations are subject to comprehensive federal, state and local safety, health and environmental legislation as well as supervision by agencies of the Brazilian Government that are responsible for the implementation of such laws. Among other things, these laws require us to obtain environmental licenses for the construction of new facilities or the installation and operation of new equipment required for our business. The rules about these subjects are complex and may be changed over time, making the ability to comply with the requirements more difficult or even impossible, thereby precluding our continuing, present or future generation, transmission and distribution operations.

We see increasing health and safety requirements as a trend in our industry. Moreover, private individuals, non-governmental organizations and public authorities have certain rights to commence legal proceedings to obtain injunctions to suspend or cancel the licensing process in case of any noncompliance with the applicable law.

The failure to comply with environmental laws and regulations can result in administrative and criminal penalties, irrespective of the recovery of damages or indemnification payments for irreversible damages. Administrative penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. With regard to criminal liability, individual transgressors are subject to the following criminal sanctions: (i) custodial sentence — imprisonment or confinement; (ii) temporary interdiction of rights; and (iii) fines. The sanctions imposed on legal entities are: (a) temporary interdiction of rights; (b) fines; and (c) rendering of services to the community. The penalties relating to the temporary interdiction of rights applicable to legal entities can correspond to the partial or total interruption of activities, the temporary shutdown of establishment, construction work or activity and the prohibition of contracting with governmental authorities and obtaining governmental subsides, incentives or donations.

Environmental regulations require us to perform environmental impact studies on future projects and obtain regulatory permits to operate our enterprises.

Our operations are subject to federal, state and local environmental legislation, as well as the supervision of government agencies responsible for implementing the laws. Among other things, these laws require that we obtain environmental licenses for the construction of new plants and for the installation and operation of new projects. The rules on these matters are complex. The legislation related to the environmental licensing is currently under review, with the proposed changes being discussed and examined by the Brazilian Congress. More serious environmental issues have been brought to the courts. We track permanently the proposals for environmental amendments and case law.

The lack of control and compliance with the requirements and deadlines imposed by the competent authorities can cause significant penalties for us in terms of loss of revenue, fines, stoppages and damages to our reputation and image. For the parties responsible for the projects, the penalties be in civil, administrative and criminal proceedings.

Our subsidiaries and we have environmental policies with principles and guidelines related to environmental management. Our companies have tested and formalized procedures for the treatment of waste and effluents and the management of supplies and pollutant agents, as well as contingency plans for any accidents. In generation projects, the non-compliance with environmental and /or failures in the management of materials and solid waste, for example, may, in case of inspection by the environmental body, lead to the shutdown of a plant and its consequent unavailability to the system, exposing the project to fines and damage to our image.

In addition, we incorporate good market practices to improve our compliance with sustainability principles, transparency and engagement with stakeholders, showing our environmental performance and avoiding damage to our reputation and image.

With the actions described above, we aim to act preventively and avoid the breach of environmental law and regulations that may result in administrative and criminal penalties. However, even though we are in compliance with the rules, we cannot assure you that our environmental impact studies will be approved by the relevant regulatory agencies, that public opposition will not result in delays or modifications to any proposed project or that laws or regulations will not change or be interpreted in a manner that could materially adversely affect our operations or plans for the projects in which we have an investment. We believe that concern for environmental protection is also an increasing trend in our industry. Although we consider environmental protection when developing our business strategy, changes in environmental regulations, or changes in the policy of enforcement of existing environmental regulations, could materially adversely affect our financial condition and the results of our operations.

We can be responsible for impacts on the population and the environment in the event of an accident involving the dams at our hydroelectric plants.

Our generation plants have large structures such as dams and floodgates which are used in water storage and reservoir level control. Such structures are complex engineering works that have to comply with several technical and safety standards. Specific laws and regulations guide the safety of these structures, such as Law No. 12,334/2010, which established the National Dams Safety Policy (Política Nacional de Segurança de Barragens), and ANEEL Resolution No. 696/2015, which establishes safety standards and annual inspections of dams.

Our subsidiaries have programs to regularly review and monitor all installations related to dams at their hydroelectric plants in order to identify any issues that could compromise safety. The plants also have operational contingency plans. All the relevant information is submitted to ANEEL, which performs local inspections.

However, in the event of an accident to our subsidiaries’ dams, we may have to incur in high costs to compensate possible damages suffered by the population, which could severely impact our operations, our financial condition and our image and reputation.

Construction, expansion and operation of our electricity generation, transmission and distribution facilities and equipment involve significant risks that could lead to lost revenues or increased expenses.

The construction, expansion and operation of facilities for the generation and transmission of electricity involve many risks, including:

•                  the difficulty to obtain required governmental permits and approvals;

•                  the unavailability of equipment;

•                  supply interruptions;

•                  work stoppages;

•                  labor and social unrest;

•                  interruptions by weather and hydrological conditions;

•                  unforeseen engineering and environmental problems;

•                  increase in electricity losses, including technical and commercial losses;

•                  construction delays, or unanticipated cost overruns;

•                  issues related to energy sales;

•                  the unavailability of adequate funding; and

•                  expenses related to the operation and maintenance not fully approved by ANEEL.

For example, we experienced work stoppages during the construction of our Jirau and Santo Antônio hydroelectric plants and the Belo Monte plant in which we participate through SPEs. We do not have insurance coverage for some of these risks, particularly for those related to weather conditions.

In 2016, Norte Energia S.A and some of the shareholders of Norte Energia S.A filed an arbitration proceeding against us seeking a favorable interpretation to them of a provision of the shareholders’ agreement of that SPE. The provision established a right of first refusal to us to enter into a purchase and sale agreement of 20% of the average secured energy generated by Belo Monte and which was designated for the Free Market. While the arbitration is ongoing, the shareholders have to provide resources while seeking alternatives about the sale of energy on the Free Market, given the sale of this energy could allow the release of resources worth up to R$2 billion retained in BNDES.

In BNDES’ loan agreement, there is a reference to the referred amount, pending the purchase and sale agreement of the energy to be released to Norte Energia. If the interpretation of the disputed section of the shareholders’ agreement and the respective arbitration award are unfavorable to us, we may be financially adversely impacted.

Furthermore, the implementation of projects we have in the transmission sector has suffered delays due to the difficulty to obtain the necessary government permits and approvals. This has led to delays in investments in generation due to the lack of transmission lines to drain production.

If we experience any of these or other unforeseen risks, we may not be able to generate and transmit electricity in amounts consistent with our projections, which may have a material adverse effect on our financial condition and the results of our operations.

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

If we realize a net profit in an amount sufficient to make dividend payments, at least the mandatory dividend is payable to holders of our preferred and common shares. After payment of the mandatory dividend, we can retain profits as statutory profit reserves for investments or capital reserves. If we incur net losses or realize net profits in an amount insufficient to make dividend payments, including the mandatory dividend, our management may recommend that dividend payments be made using the statutory profit reserve after accounting for the net losses for the year and any losses carried forward from previous years. In the event that we are able to declare dividends, our management may nevertheless decide to defer payment of dividends or, in limited circumstances, not to declare dividends at all. We cannot make dividend payments from our legal reserve and capital reserve accounts.

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2017, we contributed, including our subsidiaries, SPEs and 50% of Itaipu to approximately 27.3% of the installed power generating capacity within Brazil. We share control of Itaipu but do not consolidate their results. Through our subsidiaries, we are also responsible for approximately 49% of the installed transmission capacity above 230 kV in Brazil. Our revenues derive mainly from:

•                           the generation of electricity and its sale to electricity distribution companies and free consumers;

•                           the transmission of electricity on behalf of other electricity concessionaires; and

•                           the distribution of electricity to end consumers.

For the year ended December 31, 2017, we derived 56.6%, 27.4% and 27.5% of our net operating revenues (before eliminations among the Company segments) from our electricity generation, transmission, and distribution businesses, respectively. For the year ended December 31, 2017, our net revenues after eliminations among the Company segments were R$37.9 billion, compared to R$60.3 billion for the year ended December 31, 2016.

Our capital expenditures for fixed assets, intangible assets and concession assets in 2017, 2016 and 2015 were R$3.0 billion, R$3.7 billion and R$7.7 billion respectively.

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

Capital Expenditures

In the last three years, as per the table below, we have invested an average of R$8.1 billion per year in expansion, modernization, research, infrastructure and environmental quality. In 2017, approximately 48.0% was invested in our generation segment, 32% in our transmission segment, 17% in our distribution segment and 3% in other investments.

	Budgeted(1)*		Performed
Nature of the Investments (R$thousand)	2017	%	2017**	2016	2015
Corporate Investments
Generation	1,770,333	43.1%	762,395	1,092.34	2,162.98
Transmission	1,331,329	58.1%	772,957	1,204.92	1,855.35
Distribution	1,770,168	26.4%	467,296	861.15	791.2
Maintenance - Generation	493,484	42.1%	207,803	201.16	330.97
Maintenance - Transmission	341,168	80.2%	273,508	315.62	405.51
Maintenance - Distribution	397,942	100.0%	397,942	274.78	212.19
Others*	411,192	40.8%	167,698	265.59	301.33
Subtotal	6,515,617	46.80%	3,049,599	4,215.50	6,059.52
Financial Investments in SPEs
Generation	1,801,660	85.6%	1,542,212	3,450.52	3,181.30
Transmission	636,389	97.7%	621,801	1,044.92	1,153.99
Subtotal	2,438,049	88.76%	2,164,013	4,495.44	4,334.29
TOTAL	8,953,666	58.23%	5,213,612	8,710.99	10,393.31

* Research, Infrastructure, Enviromental Quality (Pesquisa, Infraestrutura, Qualidade Ambiental)

(1) The amounts realized are based on our Business and Management Master Plan - PDNG.

Our core business is the generation and transmission of energy and we intend to invest in these segments in the upcoming years. Companies are selected to construct new generation units and transmission lines through a tender process. Of the total investment forecast, we highlight the corporate investment in transmission in 2018, in the amount of R$2.367 million for corporate investments, which represents 38% of the total forecast for the year and was made to modernize and automate the energy transmission system. In addition, we made investments in generation through our SPEs which were related to the construction of Belo Monte Hydroelectric Plant, and investments for the expansion of Furnas and Chesf’s wind farm.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, our shareholders did not renew the concessions of our six distribution companies, CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D and decided that by December 31, 2017 we should transfer the control of these distribution companies. In December 2017, during our 169th Extraordinary General Meeting, our shareholders approved the extension of the deadline to transfer the control of the six distribution companies by July 31, 2018.  The assets (and related liabilities) of CEPISA, CERON and Boa Vista Energia were classified as assets held for sale, in accordance with IFRS 5, in the year ended December 31, 2017.  If we sell all the distribution companies by July 31, 2018, our distribution segment may be classified as discontinued operations in the future, based on IFRS 5. The effect of the termination of the concessions will impact future periods.

Our shareholders also determined that the distributions companies will remain responsible for the distribution of public energy until July 31, 2018, provided that all the necessary funds to keep their operations ongoing, perform maintenance and make new investments come from customer charges or government funding. Our shareholders also agreed to return the distribution concessions to the Government if the control of the distribution companies is not transferred by July 31, 2018. If we return such concessions, they will be subject to new bids in the future.

Under the Energy Research Company (EPE) 10 Year Plan, Brazil estimates that it will have 211,615 km of transmission lines and 206.4 GW of installed generation capacity by 2024, from 150.3 GW in 2016. These investments shown in the Energy Research Company (EPE) 10 Year Plan will represent approximately R$376 billion. As the current largest market participant based on length of transmission lines, we expect to participate in some of these new investments. In accordance with our new Business Plan, launched in December 2017, we will invest from 2018 to 2022 approximately R$19.8 billion, of which R$14.2 billion will be corporate investments and R$5.5 billion will be investments in the SPEs. The five-year plan assumes investments in existing and/or contracted projects, as well as for businesses that we consider to be strategic.

B. Business Overview

Strategy

Our main strategic objectives are to achieve sustained growth and profitability, while maintaining our position as a leader in the Brazilian electricity sector. In order to achieve these objectives, our main strategies are as follows:

•                           Expand and improve efficiency in our generation and transmission business. Our business is focused on our core operations in the Brazilian generation and transmission markets. Our strategy is to select and optimize opportunities that arise in the auction process for new generation plants and transmission lines in accordance with the Electricity Regulatory Law. By focusing on generation and transmission, we believe that we will be able to maximize profits by improving efficiency in the operation and maintenance of our assets and capitalizing on opportunities arising from greenfield projects or from the selective acquisition of existing assets. Additionally, as a strategy to reduce our debt, we consider selling some of our assets.  Our Corporate Strategy Plan for 2015 to 2030 reinforces our target to achieve a global leadership position in clean energy production by 2030, while maintaining our rates of return at competitive levels, as set forth in our Vision of the Eletrobras System for 2030: “To be among the top three global clean energy companies and among the ten largest electric energy companies in the world, with profitability comparable to the sector’s best and being recognized by all its stakeholders.”

•                           Limit our exposure to our distribution business and SPEs investments. We prepared our distribution companies for privatization by July 31, 2018. In November 2016, CELG-D was sold through an auction of B3 S.A. with a 28% premium over the minimum auction price and the agreement was entered into in February 2017. The transfer of control of the six remaining distribution companies was approved by the 165th Extraordinary General Meeting of Shareholders, held on June 24, 2016 and these companies are included in the Brazilian Government privatization plan called “Crescer.” In September 2017, Eletrobras received from the BNDES, the managing bank of National Privatization Fund — FND, studies regarding the privatization model of Eletrobras’ distribution companies.  These studies were analyzed by the Council of CPPI, which issued CPPI Resolutions Nos. 20 and 28 outlining the privatization’s conditions and model. In December 2017, the 169th Extraordinary General Meeting approved the extension of the deadline set by the Extraordinary General Meeting held on July 22, 2016 to transfer control of the six distribution companies by July 31, 2018. In December 2017, CPPI issued CPPI Resolution No. 29, which extended our deadline to deliberate on the specific conditions of the transfer of control set out in CPPI Resolution no. 20 by February 8, 2018.  In February 2018, we approved the sale of all shares of CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D, except for one common share that we will retain, as well as the assumption by Eletrobras of these distribution companies’ rights to the CCC Account and the CDE Account in the total amount of R$8.4 billion recognized in their respective financial statements considering adjustments through June 30, 2017. These companies continue to render services to the consumers on a temporary basis until their privatization and are using their best efforts to reduce operational costs and increase their regulatory asset base.

We also adopted a strategy to decrease our investments in SPEs, which are minority investments in energy generation and transmission business, in order to reduce our financial leverage and improve our Net Debt/EBITDA ratio. Accordingly, on February 23, 2018, our Board of Directors approved the sale of interests owned by us and our subsidiaries Chesf, Furnas, Eletronorte and Eletrosul in 70 SPEs through an auction that is scheduled to occur by June 7, 2018.

•                           Increase our income and investments by increasing our equity capital. Our principal shareholder, the Brazilian Government, proposed that we increase our capital through a public offering of our common shares, which would decrease the government’s ownership of Eletrobras’ common voting shares, directly or indirectly, from 75.4% to less than 50%. If successful, we believe this proposal could increase of our revenues as we will cease to be a government controlled entity and will release a significant amount of our electric energy generation from being subject to Law No. 12,783, which establishes quotas for the commercialization of electric energy generation. The sale of additional equity capital will also allow us to increase our investments in our core generation and transmission business. The sale of additional equity, which would dilute the ownership of the Brazilian Government, must be approved by the Brazilian Congress, where a bill is now being discussed.

•                           We seek to maintain high corporate governance standards and to promote sustainability in order to enhance our brand value as well as the market appreciation of our stock. We use a corporate governance model based on the principles of transparency and equity, defining roles and responsibilities of the Board of Directors, Fiscal Council and Board of Executive Officers. The requirements and responsibilities of our governance bodies are reflected in our bylaws and internal policies. In 2017, our Board of Directors approved changes to the Bylaws of Eletrobras and its subsidiaries, in accordance with Law No. 13,303/2016. We also (i) received the Corporate Governance Stamp for state-owned companies from B3 S.A — Brasil, Bolsa, Balcão, (ii) approved our Dividend Policy and (iii) created the Strategy, Governance and Sustainability Committee, the Management, People and Eligibility Committee and the Audit and Risk Committee to act as advisors of the Board of Directors. We approved the Policy of Indications of Eletrobras companies and established an Allocation Policy for all Eletrobras companies, which defines limits and powers among the Board of Directors and the Board of Executive Officers. We also approved the Related Party Transactions Policy and achieved the level of excellence of the Governance-IG-SEST stamp, which is an innovative tool, developed by the Secretary of Coordination and Governance of State Enterprises (SEST), that seeks compliance with best market practices and a higher level of excellence for state-owned companies. We provide guidelines for the members of our Board of Directors and Fiscal Council, as well as for our representatives to subsidiaries and SPEs. These guidelines specify the way of acting, selecting, indicating, evaluating and qualifying representatives of governance bodies. In 2016, we reviewed and updated our Code of Ethics, aiming to adapt to the new Brazilian legislation focused on ethics and integrity. In addition, our bylaws provide for situations of conflict of interest, according to which the officer or director is prohibited from voting on matters that conflict with his or her interests or which refer to third parties under his or her influence. In order to avoid possible conflicts and the use of confidential and strategic information, the Chief Executive Officer and the officers are not allowed to carry out administrative or consulting roles in companies in the private sector, concessionaires of public electric energy services or in private companies of the electric sector that are not subsidiaries, controlled companies, SPEs and state-owned concessionaires and in which we have an equity interest and in which they may be appointed for the respective Boards of Directors and Fiscal Council. In addition, in 2016, we improved our governance practices with respect to the qualification of our managers, requiring that any candidate for such positions to comply with the requirements of Laws No. 6,404/1976 and Law No. 13,303/2016, Decree No. 8,945/2016, our bylaws, as well as other legal and regulatory applicable requirements, such as the database of sanctions as applied by the Ethics Commission, as per article 22 of Decree No. 6,029/2007, and the websites of the CVM, Federal Audit Court (Tribunal de Contas da União or “TCU”), State Audit Court (Tribunal de Contas do Estado or “TCE”) and Superior Electoral Court (Tribunal Superior Eleitoral or “TSE”).

•                           Our shares are listed on three stock markets: the São Paulo Stock Exchange — B3 S.A — Brasil, Bolsa, Balcão (ELET3 and ELET6), in which it is listed as Corporate Governance Level 1; the Madrid Stock Exchange (XELTO and XELTB), through the LATIBEX Program; and the New York Stock Exchange — NYSE (EBR and EBR-B), in which it trades Level 2 American Depositary Receipts (ADRs). We use compliance with the numerous regulations from the stock exchanges as a roadmap for the continuous implementation of best practices in corporate governance. Our current corporate governance standards fully reflect the orientations of our newly released Corporate Strategic Plan for 2015 to 2030 and are included in the audit and administration manuals, the internal regulations of the Board of Directors and Audit Committee as well as our by-laws. We believe that the continuing improvement of our corporate governance standards will help us achieve growth, profitability and increased market share as a result of the positive effect these standards have on our brand, both domestically and internationally. As part of this strategy, we established controls and procedures, in accordance with the Sarbanes Oxley Act of 2002. For a further discussion of our internal controls please see “Item 15, Controls and Procedures” and “Item 3, Risk Factors — Risks Relating to our Company — If we are unable to remedy the material weaknesses in our internal controls, the reliability of our financial reporting and the preparation of our consolidated financial statements may be materially adversely affected.” In addition, we are a signatory to the United Nations Global Compact, the world’s largest corporate responsibility initiative for the twelfth consecutive year.

•                           Selectively identify growth opportunities in certain international markets. In accordance with our Corporate Strategic Plan for 2015 to 2030, our goal is to improve our generation and transmission businesses outside Brazil focusing on creating value and obtaining adequate return in international investments. Our strategic goal is to generate renewable energy that can be added to the Brazilian Interconnected Power System and to promote regional integration of electrical power systems in Latin America.

In 2017, the Business and Management Plan 2017-2021 (“BMGP 2017-2021”) was in compliance with its strategic ambition and achieved significant results. The main three Strategic Pillars included in the BMGP 2017-2021’s as a priority for these 5 years are:

•                  Governance and Compliance:

•                  Eliminate the four material weaknesses identified in the 2016 SOX Certification;

•                  Implement an independent whistleblower channel;

•                  Establish the Integrity System Committee (Comitê do Sistema de Integridade) to have a centralized             treatment of complaints;

•                  Create the Data Protection Committee;

•                  Establish a due diligence process for critical suppliers;

•                  Update of the company´s Bylaws and approval of the Policy for Appointing Representatives in Subsidiaries, Associated Companies, Foundations and Associations of the Eletrobras Companies;

•                  Obtained the Certification from the Governance Indicator of the State Companies Coordination and Governance Office (IG/SEST) at Level 1 (level of excellence) and received the certification of the Program Prominence in State Governance from B3 S.A.;

•                  Continue to improve the Eletrobras 5 Dimensions Program; and

•                  Approve the Related Party Transactions Policy.

•                  Operational Excellence:

•                  Organizational restructuring with a reduction of 758 rewarded functions, exceeding the goal by 29%, and saving $74.3 million per year, 10% beyond the target;

•                  Over 2,000 participants in our Extraordinary Retirement Plan (“PAE”), resulting in an estimated annual savings of R$826 million;

•                  Accumulated gains with operations in the commercialization of energy of R$287.9 million; and

•                  Advanced preparations for the implementation of the Shared Service Center (CSC) and the Integrated Management System (PRO-ERP), which should bring synergy and efficiency.

•                  Ongoing integrated discussions with ANEEL about generation and transmission tariff reviews involving all Eletrobras companies.

•                  Financial Discipline:

•                  Reduction of Net Debt/Management EBITDA from 6.7 in 2016 to 3.7 in 2017;

•                  Accession to the new Tax Regularization Program (Programa de Regularização Tributária — PRT), a program for the payment of federal tax debts and improvement of the federal tax offsetting process, which generated a benefit of R$1.8 billion;

•                  Conclusion of the modeling for the sale of interest in 70 SPEs, totalling an amount of R$2.5 billion in book value;

•                  Completion of the preparation and analysis of the privatization process of the six distribution companies, which is scheduled to occur by July 31, 2018;

•                  The Board of Directors approved the start of studies about a corporate restructuring involving Eletrosul and CGTEE; and

•                  The Investment Partnerships Program (CPPI) approved the government’s capital dilution in Eletrobras.

On December 15, 2017, our Board of Directors approved our PDNG for the five-year period 2018-2022, or PDNG 2018-2022, which is another outcome from the Strategic Plan for Eletrobras Companies 2015-2030 and presents some updates regarding the previous PDNG 2017-2021. The PDNG 2018-2022 includes a set of initiatives to achieve strategic goals, in accordance with our Business Identity or our “Mission, Vision and Values” included in our Strategic Plan for Eletrobras Companies 2015-2030. The PDNG 2018-2022 consider as priorities: Governance and Compliance (which aims to increase the market transparency and the investor’s confidence by improving both internal controls and risk management), Financial Discipline (which seeks to reduce the company’s indebtedness through the sale of assets) and Operational Excellence (which seeks to reduce operating costs in accordance with the regulatory remuneration defined for the Company). In addition, after the PAE and the implementation of the Shared Services Center and the Integrated Management System (ERP) in 2017, the Company started to prioritize projects related to the management of people and included a People’s Appreciation pillar in the PDNG 2018-2022. Finally, in compliance with the strategic guidelines established by the Strategic Plan for Eletrobras Companies 2015-2030 and the 2030 Agenda launched by the United Nations and adopted by the Brazilian Government, the company created the pillar Sustainable Performance, which shall deal with projects related to sustainability.

The following figure shows the five pillars with a main set of goals the Company intends to achieve:

Moreover, each pillar is associated with a set of initiatives (projects) that we hope will allow us to achieve the main goals listed above, as shown below:

Generation

Our principal activity is the generation of electricity.  Net revenues (including financial revenues at the holding company level) from generation represented 56.6%, 31.4% and 56.0% of our net operating revenues (before eliminations between the Company segments) in the years ended December 31, 2017, 2016 and 2015, respectively.

Pursuant to Law No. 5,899, of July 5, 1973, and Decree 4,550, of December 27, 2002, we must transfer all energy contracted by Itaipu to distribution companies in the Southern, Southeastern and Midwestern regions in Brazil (see “Item 5, Operating and Financial Review and Prospects — Electric Power Market — Itaipu”).

Excluding the installed capacity of Itaipu plant, we had an installed capacity of 41,134 MW as of December 31, 2017, 39,857 MW as of December 31, 2016 and 38,391 MW as of December 31, 2015.

The increase of installed capacity over these periods reflects a continuous growth. Additionally, we have approximately 9,740 MW in projects planned throughout Brazil until 2025, out of which approximately 9,620 MW are currently under construction and approximately 120 MW with constructions yet to begin. The 9,740 MW number refers to partnerships and corporate ventures and approximately 5,820 MW is equivalent to the amount owned by our subsidiaries. We entered into partnerships to engage in feasibility studies for an additional capacity of approximately 20,670 MW.

The map below shows the geographic location of our generation assets as of December 31, 2017:

Concessions

As of December 31, 2017, we operated under the following concessions/authorizations granted by ANEEL for our generation businesses:  The numbers related to the installed capacity of our operational projects were obtained directly from ANEEL. For the projects in development. we considered the total installed capacity.

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession	Began Service or Expect to Begin

Operational projects

CGTEE
Candiota III — Phase C	Rio Grande do Sul	Thermal	350.00	July 2041	January 2011
P. Médici (Candiota)	Rio Grande do Sul	Thermal	63.00	July 2015	January 1974

Chesf
Araras	Ceará	Hydro	4.00	July 2015	February 1967
Boa Esperança (Castelo Branco)	Piauí	Hydro	237.30	December 2042	January 1970

Casa Nova II(1)	Sergipe	Wind	32.90	December 2037	September 2017
Complexo de Paulo Afonso e Apolônio Sales	Bahia	Hydro	4,279.60	December 2042	January 1955
Curemas	Paraíba	Hydro	3.52	November 2024	June 1957
Funil	Bahia	Hydro	30.00	December 2042	March 1962
Luiz Gonzaga (Itaparica)	Pernambuco	Hydro	1,479.60	December 2042	February 1988
Pedra	Bahia	Hydro	20.00	December 2042	April 1978
Sobradinho	Bahia	Hydro	1,050.30	February 2052	April 1979
Xingó	Sergipe	Hydro	3,162.00	December 2042	April 1994

Eletronorte
Araguaia(2)	Mato Grosso	Thermal	23.10	Undetermined	April 2016
Coaracy Nunes	Amapá	Hydro	78.00	December 2042	October 1975
Complexo de Tucuruí	Pará	Hydro	8,535.00	July 2024	November 1984
Curuá-Una	Pará	Hydro	30.30	July 2028	April 1977
Rio Acre	Acre	Thermal	45.49	April 2025	December 1994
Rio Branco I(3)	Acre	Thermal	18.65	July 2020	February 1998
Rio Branco II(3)	Acre	Thermal	32.75	July 2020	April 1981
Rio Madeira(4)	Rondônia	Thermal	119.35	September 2018	April 1968
Samuel	Rondônia	Hydro	216.75	September 2029	July 1989
Santana	Amapá	Thermal	177.74	December 2024	March 1993

Senador Arnon Afonso Farias de Mello	Roraima	Thermal	85.99	August 2024	December 1990

Furnas
Batalha	Minas Gerais	Hydro	52.50	August 2041	May 2014
Corumbá I	Goiás	Hydro	375.00	December 2042	April 1997
Funil	Rio de Janeiro	Hydro	216.00	December 2042	April 1969
Furnas	Minas Gerais	Hydro	1,216.00	December 2042	March 1963
Itumbiara	Goiás/Minas Gerais	Hydro	2,082.00	February 2020	February 1980
Luis Carlos Barreto (Estreito)	SP/Minas Gerais	Hydro	1,050.00	December 2042	January 1969
Manso(5)	Mato Grosso	Hydro	210.00	February 2035	October 2000
Marimbondo	SP/Minas Gerais	Hydro	1,440.00	December 2042	April 1975
Mascarenhas de Moraes	Minas Gerais	Hydro	476.00	October 2023	April 1973
Porto Colômbia	Minas Gerais/SP	Hydro	320.00	December 2042	March 1973
Roberto Silveira (Campos)	Rio de Janeiro	Thermal	30.00	July 2027	April 1977
Santa Cruz(6)	Rio de Janeiro	Thermal	500.00	July 2015	March 1967
Serra da Mesa(5)	Goiás	Hydro	1,275.00	November 2039	April 1998
Simplício	Rio de Janeiro	Hydro	305.70	August 2041	June 2013

Eletronuclear
Angra I	Rio de Janeiro	Nuclear	640.00	December 2024	January 1985
Angra II	Rio de Janeiro	Nuclear	1,350.00	August 2040	September 2000

Eletrosul

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession	Began Service or Expect to Begin
Barra do Rio Chapéu	Santa Catarina	Hydro	15.15	May 2034	February 2013
Capão do Inglês	Rio Grande do Sul	Wind	10.00	May 2049	December 2015
Coxilha Seca	Rio Grande do Sul	Wind	30.00	May 2049	December 2015
Wind Cerro Chato I	Rio Grande do Sul	Wind	30.00	August 2045	Novembro 2011
Wind Cerro Chato II	Rio Grande do Sul	Wind	30.00	August 2045	August 2011
Wind Cerro Chato III	Rio Grande do Sul	Wind	30.00	August 2045	June 2011
Galpões	Rio Grande do Sul	Wind	8.00	May 2049	December 2015
João Borges	Santa Catarina	Hydro	19.00	December 2035	July 2013
Megawatt Solar	Santa Catarina	Solar	0.93	Not applicable	September 2014
Passo São João	Rio Grande do Sul	Hydro	77.00	August 2041	March 2012
São Domingos	Mato Grosso do Sul	Hydro	48.00	December 2037	June 2013
Governandor Jayme Canet Junior (Previously Mauá)	Paraná	Hydro	363.14	July 2042	November 2012

Amazonas GT
Aparecida	Amazonas	Thermal	166.00	July 2020	February 1984
Balbina	Amazonas	Hydro	249.75	March 2027	January 1989
Flores	Amazonas	Thermal	80	Dezembro 2017	February 2008
Iranduba	Amazonas	Thermal	25	Dezembro 2017	November 2010
Mauá	Amazonas	Thermal	260	July 2020	April 1973
Mauá 3 (7)	Amazonas	Thermal	189.55	December 2018	October 2017
São José	Amazonas	Thermal	50	October 2017	February 2008

Amazonas Energia
Isolated system	Amazonas	Thermal	406.47	From 1965 to 2006	Undefined
Operational SPEs
Baguari	Minas Gerais	Hydro	140	August 2041	September 2009
Banda de Couro	Bahia	Wind	32.9	July 2049	March 2016
Baraunas II	Bahia	Wind	25.9	July 2049	March 2016
Baraúnas I, Mussambê e Morro Branco I	Bahia	Wind	98.70	February 2049	October 2015
Belo Monte(8)	Pará	Hydro	4,510.87	August 2045	April 2016
Caiçara I e II, Junco I e II (10)	Rio Grande do Norte	Wind	93.00	June 2047	December 2015
Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Rio Grande do Sul	Wind	25.20	March 2047	November 2013
Chuí 09	Rio Grande do Sul	Wind	17.90	May 2049	October 2015
Chuí I to V, and Minuano I and II	Rio Grande do Sul	Wind	144.00	April 2047	May 2015
Dardanelos	Mato Grosso	Hydro	261.00	July 2042	August 2011
Foz de Chapecó	Rio Grande do Sul/Santa Catarina	Hydro	855.00	November 2036	October 2010
Geribatu I a X	Rio Grande do Sul	Wind	258.00	April 2047	February 2015
Jirau	Rondônia	Hydro	3,750.00	August 2043	September 2013
Mangue Seco 2	Rio Grande do Norte	Wind	26.00	June 2032	September, 2011
Parque Eólico Miassaba 3	Rio Grande do Norte	Wind	68.47	August 2045	May 2014
Parque Eólico Rei dos Ventos 1	Rio Grande do Norte	Wind	58.45	December 2045	May 2014
Parque Eólico Rei dos Ventos 3	Rio Grande do Norte	Wind	60.12	December 2045	May 2014
Pedra Branca	Bahia	Wind	30.00	February 2046	March 2013
Peixe Angical	Tocantins	Hydro	498.80	November 2036	June 2006
Retiro Baixo	Minas Gerais	Hydro	82.00	August 2041	March 2010
Rouar S.A.	Uruguai-	Wind	65.10	December 2034	December 2014
Santa Joana I(11)	Piauí	Wind	28.90	December 2035	January 2016
Santa Joana III(11)	Piauí	Wind	29.60	December 2035	January 2016
Santa Joana IV(11)	Piauí	Wind	28.90	December 2035	January 2016
Santa Joana V(11)	Piauí	Wind	28.90	December 2035	January 2016
Santa Joana VII(11)	Piauí	Wind	27.20	December 2035	January 2016
Santo Augusto IV(11)	Piauí	Wind	28.90	December 2035	February 2016
Santa Joana IX, X, XI, XII, XIII, XV e XIV (12)	Piauí	Wind	205.10	August 2035	July 2015
Santo Antônio	Rondônia	Hydro	3,568.80	June 2043	March 2012
São Manoel (13)	Pará/Mato Grosso	Hydro	175.0	Abril 2046	December 2017
São Pedro do Lago	Bahia	Wind	30.0	February 2046	March 2013
Serra das Vacas I, II, III e IV (14)	Pernambuco	Wind	90.76	June 2049	December 2015

Concessions/Authorizations	State	Type of Plant	Installed Capacity (MW)	End of Concession	Began Service or Expect to Begin
Serra do Facão	Goiás	Hydro	212.58	November 2036	July 2010
Serra do Navio	Amapá	Thermal	23.28	May 2037	June 2008
Sete Gameleiras	Bahia	Wind	30.00	February 2046	March 2013
Teles Pires	Pará/Mato Grosso	Hydro	1,819.80	June 2046	November 2015
Três Irmãos(9)	SP	Hydro	807.50	September 2044	September 2014
Verace 24 to 27	Rio Grande do Sul	Wind	57.28	June 2049	November 2015
Verace 28 to 31	Rio Grande do Sul	Wind	57.28	June 2049	December 2015
Verace 34 to 36	Rio Grande do Sul	Wind	48.33	June 2049	December 2015
Corporate projects in development
Angra III	Rio de Janeiro	Nuclear	1,405.00	December 2063	January 2025
Anta	Rio de Janeiro/Minas Gerais	Hydro	28.00	August 2041	UG1 (June 2018) and UG2 (Oct 2018)
Casa Nova I	Bahia	Wind	180.00	Not applicable	undefined
Mauá 3	Amazonas	Thermal	590.7	November, 2044	September 2017
SPE projects in development
Acauã	Bahia	Wind	6.00	April 2049	May 2018
Angical 2	Bahia	Wind	10.00	April 2049	March 2018
Arapapá	Bahia	Wind	4.00	April 2049	June 2018
Belo Monte	Pará	Hydro	11,233.10	August 2045	April 2016
Caititú 2	Bahia	Wind	10.00	April 2049	September 2018
Caititú 3	Bahia	Wind	10.00	April 2049	October 2018
Carcará	Bahia	Wind	10.00	April 2049	July 2018
Coqueirinho 2	Bahia	Wind	16.00	maio 2049	April 2018
Corrupião 3	Bahia	Wind	10.00	April 2049	August 2018
Papagaio	Bahia	Wind	10.00	may 2049	May 2018
São Manoel	Mato Grosso/Pará	Hydro	700.00	April 2049	December 2017
Sinop	Mato Grosso	Hydro	408.00	February 2049	January 2019
Tamanduá Mirim 2	Bahia	Wind	16.00	June 2049	March 2018
Teiú 2	Bahia	Wind	8.00	April 2049	July 2018

SPE that did not start construction yet
Famosa I	Rio Grande do Norte	Wind	22.50	May 2047	Undetermined
Jandaia	Ceará	Wind	28.80	August 2047	November 2019
Jandaia I	Ceará	Wind	19.20	July 2047	November 2019
Nossa Senhora de Fátima	Ceará	Wind	28.80	August 2047	November 2019
São Clemente	Ceará	Wind	19.20	July 2047	November 2019
São Januário	Ceará	Wind	19.20	June 2047	November 2019

(1)                  Windfarm Casa Nova II began commercial operation on December 9, 2017, according to Order No. 4,153/17. The physical guarantee of the plant was amended by Ordinance No. 385/17.

(2)                  MME Ordinance No. 333/15, granted as an emergency to Eletronorte a 20 MW installation capacity by 2019 or an entry into operation in a structuring solution. Eletronorte was authorized to start a commercial operation as of September 4, 2016, by ANEEL Order no. 872/16.

(3)                  ANEEL Order No. 136/14, recommended to the MME the termination of the authorizations for Rio Branco I and Rio Branco II.

(4)                  According to ANEEL Order no. 223/14, the assets of Rio Madeira were declared as unusable.

(5)                  Shared UHE, however, Furnas acquired its partner’s participation through energy purchase contracts - considering the physical guarantee and the total generation of each UHE.

(6)                  The total of 500MW does not include the generation capacity of units 3 and 4, which had their operations temporarily suspended by ANEEL, pursuant to Order No. 3,263/12. This amount, however, includes 150 MW that is currently unavailable, due to delays in the construction of the plant. When the plant is complete, units 11 and 21 will operate in combination with units 1 and 2.

(7)                  ANEEL Order No. 3,017/17 established that the commercial operation of the unit CMUGG 01 of TPP Mauá 3 shall begin in September 19, 2018 and last until December 31, 2018. The Installed Power of TPP Mauá 3 is in accordance with ANEEL Authorization Resolution No. 4,950/14. Assured Energy of UTE Mauá 3 is in compliance with MME Ordinance No. 387/17.

(8)                  Thirteen generating units in commercial operation totalling 4,510.87 MW in commercial operation.

(9)                  The concession of Três Irmãos held by Cesp expired in November 2011 and was not renewed under Law No. 12,783. On March 28, 2014, the concession was granted to the consortium formed by Furnas (49.9%) and FIP Constantinopla (50.1%). The concession is valid for 30 years starting on September 10, 2014.

(10)           SPEs windfarm Caiçara I S.A., windfarm Caiçara II S.A., windfarm Junco I S.A. and windfarm Junco II S.A were merged into Vamcruz I Participações S.A.

(11)           Chapada do Piauí II Holding S.A. incorporated the shares of Ventos de Santa Joana I, III, IV, V, VII and Santo Augusto IV of Energia Renováveis S.A.

(12)           The shares of the SPEs Santa Joana IX, X, XI, XII, XIII, XV and XIV Energia Renováveis S.A. were merged into Chapada do Piauí I Holding S.A.

(13)           São Manoel plant is operating since December, 2017, with only one generation unit in commercial operation (175 MW).

(14)           Serra das Vacas I, II, III and IV were merged into Serra das Vacas Holding S.A.

Source: Eletrobras System.

Types of Plants

Hydroelectric power plants, excluding Itaipu, accounted for 79.8% of our total power generated in 2017, compared to 77.5% in 2016 and 77.9% in 2015.

We also generate electricity through our thermal and nuclear plants. Thermal plants accounted for 5.7 % of our total power generated in 2017, compared to 6.6% in 2016 and 8.6% in 2015. Nuclear plants accounted for 11.8% of our total power generated in 2017, compared to 13.3% in 2016 and 12.2% in 2015.

The following table sets out the total amount of electricity generated in the periods indicated, measured in megawatt hours, broken down by type of plant:

	Year Ended December 31,
	2017	2016	2015
	(MWh)
Type of plant:
Hydroelectric(1)	106,935,182.08	92,277,549.67	94,697,155.88
Thermal	7,681,985.62	7,841,685.90	10,519,882.87
Nuclear	15,741,207.50	15,864,289.07	14,808,265.57
Wind	3,594,335.17	3,076,728.63	1,440,756.20
Total	133,952,710.37	119,060,253.27	121,466,061.52

(1)                  Excluding electricity generated by Itaipu plant.

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

As of December 31, 2017, we owned and operated 44 hydroelectric plants. In addition, we hold a 50.0% interest in Itaipu, the other 50.0% of which is owned by a Paraguayan governmental entity, and participations in the Peixe Angical (40.0%), Jirau (40.0%), Serra do Facão (49.47%), Retiro Baixo (49.0%), Foz do Chapecó (40.0%), Baguari (15.0%), Dardanelos (49%) Santo Antônio (39.0%), Teles Pires (49.22%), Três Irmãos (49.9%) and Belo Monte (49.98%) plants. Also, we have participation in the Serra Mesa (48.46%), Manso (70.0%) and Mauá (49.0%). The ONS is solely responsible for determining how much electricity each of our plants should generate per year. As of December 31, 2017, the total installed capacity of our hydroelectric plants was 42,350 MW (including 50.0% of Itaipu and our participations in the SPEs referred to above). The following table sets out information with respect to hydroelectric plants owned by us and with partners as of December 31, 2017 and for the year then ended:

	Installed(1) Capacity	Assured Energy(2)	Began Service
		(MW)
Hydroelectric plants:
Araras	4.00	—	February 1967
Baguari(3)	140.00	80.02	September 2009
Balbina	249.75	132.30	January 1989
Barra do Rio Chapéu	15.15	8.61	February 2013
Batalha	52.50	48.80	May 2014
Belo Monte (17)	4,510.87	4,571.0	April 2016
Boa Esperança (Castelo Branco)	237.30	143.00	January 1970
Coaracy Nunes	78.00	62.6	October 1975
Complexo de Paulo Afonso(5) and Piloto	4,279.60	2,225.00	January 1955
Corumbá I	375.00	209.00	April 1997
Curemas	3.52	1.00	June 1957
Curuá-Una	30.30	24.00	April 1977
Dardanelos(5)	261.00	154.90	August 2011
Foz do Chapecó(6)	855.00	432.00	October 2010
Funil	216.00	121.00	April 1969
Funil (Chesf)	30.00	10.91	March 1962
Furnas	1,216.00	598.00	March 1963
Itaipu(7)	14,000.00	8,577.00	March 1985
Itumbiara	2,082.00	1,015.00	February 1980
Jirau(8)	3,750.00	2,212.00	September 2013
João Borges	19.00	10.14	July 2013
Luis Carlos Barreto (Estreito)	1,050.00	495.00	January 1969
Luiz Gonzaga (Itaparica)	1,479.60	959.00	February 1988
Manso (70%)(9)	210	92.00	October 2000
Marimbondo	1,440.00	726.00	April 1975
Mascarenhas de Moraes	476.00	295.00	April 1973
Gov. Jayme Canet Jr. (Previously Mauá)(10)	363.14	96.9	November 2012
Passo São João	77.00	41.10	March 2012
Pedra	20.01	3.74	April 1978
Peixe Angical(11)	498.75	280.50	June 2006
Porto Colômbia	320.00	185.00	March 1973
Retiro Baixo(12)	82.00	38.50	March 2010
Samuel	216.75	92.70	July 1989
Santo Antônio(13)	3,568.80	2,424.20	March 2012
São Domingos	48.00	36.40	Junee 2013
São Manoel (14)	175.00	105.43	Dezembro 2017
Serra da Mesa (48.5%)(9)	1,275.00	671.00	April 1998
Serra do Facão(15)	212.58	182.40	July 2010
Simplício	305.70	191,30	June 2013
Sobradinho	1,050.30	531.00	April 1979
Teles Pires	1,819.80	930.70	November 2015
Três Irmãos(16)	807.50	217.50	October 2014
Tucuruí	8,535.00	4,140.00	November 1984
Xingó	3,162.00	2,139.00	April 1994

(1)                  Figures in this table refer to the entire capacity/utilization of the plant.

(2)                  Assured energy is the maximum amount per year that each plant is permitted to sell in auctions/supply to the Interconnected Power System, an amount determined by ONS. Any energy produced in excess of assured energy is sold in the Free Market.

(3)                  We own 15.0% of the Baguari plant. Figures in this table refer to the entire capacity/utilization of the plant.

(4)                  Complexo de Paulo Afonso has five (5) plants.

(5)                  We own 49.0% of the Dardanelos plant. Figures in this table refer to the entire capacity/utilization of the plant.

(6)                  We own 40.0% of the Foz do Chapecó plant. Figures in this table refer to the entire capacity/utilization of the plant.

(7)                  We own 50.0% of the Itaipu plant, that is equally owned by Brazil and Paraguay. Figures in this table refer to the entire capacity/utilization of the plant.

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

(13)           We own 39.0% of the Santo Antônio plant. As of December 31, 2017, the installed operating capacity was 3,568.8 MW.

(14)           The São Manoel plant began commercial operation in December, 2017.

(15)           We own 49.5% of the Serra do Facão plant. Figures in this table refer to the entire capacity/utilization of the plant.

(16)           We own 49.9% of the Três Irmãos plant. Figures in this table refer to the entire capacity/utilization of the plant.

(17)           Thirteen generator units are in commercial operation that amount to 4.510,87 MW.

The following table describes the energy generated by the hydroelectric plants owned by us, the assured energy and the actual operational utilization as of December 31, 2017. We have converted the measurement of the assured energy to MWh so that we can compare it against the energy generated.

	Assured Energy	Generated Energy(1)	Actual Operational Utilization
	(MWh)		(%)
Hydroelectric plants:
Balbina	1,158,948.00	979,070.85	84.5%
Barra do Rio Chapéu	75,423.60	54,509.19	72.3%
Batalha	427,488.00	122.595,21	28.7%
Boa Esperança (Castelo Branco)	1,252,680.00	992,536.26	79.2%
Coaracy Nunes	548,376.00	534,326.44	97.4%
Complexo de Paulo Afonso e Piloto	19,491,000.00	5,234,235.20	26.9%
Corumbá I	1,830,840.00	839,435.26	45.8%
Curemas	8,760.00	8.72	0.1%
Curuá-Uma	210,240.00	209,014.73	99.4%
Funil(Furnas)	1,059,960.00	759,306.02	71.6%
Funil (Chesf)	95,571.60	40,519.66	42.4%
Furnas	5,238,480.00	3,144,531.53	60.0%
Itumbiara	8,891,400.00	4,016,882.01	45.2%
João Borges	88,826.40	43,346.65	48.8%
Luis Carlos Barreto (Estreito)	4,336,200.00	2,997,589.11	69.1%
Luiz Gonzaga (Itaparica)	8,400,840.00	2,362,163.82	28.1%
Manso (70%)(2)	805,920.00	459,013.85	57.0%
Marimbondo	6,359,760.00	4,704,499.13	74.0%
Mascarenhas de Moraes	2,584,200.00	1,804,913.43	69.8%
Gov. Jayme Canet Jr. (Previously Mauá)(3)	848,844.00	1,077,880.59	127.0%
Passo São João	360,036.00	416,143.86	115.6%
Pedra	32,762.40	16,725.52	51.1%
Porto Colômbia	1,620,600.00	1,458,127.55	90.0%
Samuel	812,052.00	659,753.48	81.2%
São Domingos	318,864.00	300,244.73	94.2%
Serra da Mesa(2)	5,877,960.00	1,086,296.74	18.5%
Simplício	16,757,880.00	954,452.36	5.7%
Sobradinho	4,651,560.00	1,137,463.32	24.5%
Tucuruí	36,266,400.00	28,100,989.35	77.5%
Xingó	18,737,640.00	5,405,946,53	28.9%
Total	149,149,512.00	69,912,521.10	46.9%

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

Hydroelectric utilities in Brazil are required to pay a royalty fee of 6.75% of the power generated to the Brazilian states and municipalities in which the plant is located or in which land may have been flooded by a plant’s reservoir for the use of hydrological resources. Fees are established based on the amount of energy generated by each utility and are paid directly to the states and municipalities. Fees for the states and municipalities in which we operate were R$355 million in 2017, compared to R$362 million in 2016 and R$348.9 million in 2015. These fees are included as operating costs in our consolidated financial statements.

Eletrobras’ companies have a concession for the construction of new hydroelectric plants, which information is presented in the following table:

	Installed Capacity	Construction began	Service begins/began(1)
	(MW)
New plants:
Belo Monte(1)	11,233.0	August 2011	April 2016
São Manoel	700.0	August 2014	January 2018
Sinop	408.0	December 2013	December 2018
Anta	28.0	March 2007	May 2018

(1)                  Installed capacity of 4,510.87 MW already in operation.

We intend to finance these plants from cash flow from operations, future indemnification payments received pursuant to Law No. 12,783/2013, receivables from loans granted to Itaipu and, if necessary, from financing obtained in the international capital markets and/or multilateral agencies.

Thermal Plants

As of December 31, 2017, we owned and operated 112 thermal plants, including a 49.00% interest in the Serra do Navio plant. Thermal plants include coal, oil and gas power generation units. The total installed capacity of our thermal plants was 2,646 MW as of December 31, 2017, compared to 2,991.74 MW as of December 31, 2016 and 3,782 MW as of December 31, 2015.

The following table sets out information regarding our thermal plants as of December 31, 2017 and for the year ended:

	Assured Energy(1)	Generated Energy(2)	Actual Operational Utilization
	(MWh)		(%)
Araguaia(3)	—	110,772.45	—
Aparecida	1,629,360	332,188.61	20.4
AS São José	167,283	154,857.28	92.6
Camaçari (4)	—	—	—
Candiota III — Phase C	1,936,485.60	1,427,100.82	73.7
FO Flores	700,800	474,229.65	67.7
Iranduba	219,000	143,991.62	65.7
Mauá	1,137,048	613,954.40	54.0
Mauá 3	—	391,100.95	85.9
P. Médici (Candiota)	349,173.60	162,366.70	46.5
Rio Acre	—	—	—
Rio Branco I(5)	—	—	—
Rio Branco II(5)	—	—	—
Rio Madeira	—	—	—
Roberto Silveira (Campos)	183,084	16,722.05	9.1
Santa Cruz	3,514,512	2,284,015.53	65.0
Santana	—	—	—
Santarém	—	—	—
Others Isolated System	1,388,985.60	1,570,735.56	113.1
Total	12,007,137.84	7,681,985.62	64.0

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

(4)                  According to Aneel dispatch no. 3,247/16, the Camaçari plant is currently suspended.

(5)                  ANEEL Dispatch No.136, dated January 28, 2014, recommended to MME the termination of the authorization for Rio Branco I and Rio Branco II.

Each of our thermal plants operates on coal, gas or oil. The fuel for the thermal plants is delivered by road, rail, pipeline or waterway, depending on the plant’s location.

We seek to operate our thermal plants at a consistent, optimal level in order to provide a constant source of electricity production. Our thermal plants are significantly less efficient and have significantly shorter useful lives, than our hydroelectric plants. We incurred gross expenditure for fuel purchased for energy production of R$425 million for 2017, compared to R$759 million for 2016 and R$1,250 million for 2015, which were reimbursed to us from the CCC Account in accordance with Law No. 12,111.

In the case of Isolated Systems, we recover a substantial part of the plants’ high operational costs through reimbursements from the CCC Account. The Brazilian government created the CCC Account in 1973 to set up financial reserves to cover the costs of acquiring fossil fuels to be used in the thermal plants of the National Interconnected System (Sistema Interligado Nacional) or (“SIN”). The account was borne by consumers who started to contribute annually to the CCC Account through electricity distributors in Brazil. As such the CCC Account operated as an insurance fund against an extraordinary situation, such as a shortage of rainfall, which would require greater use of thermal plants. The calculation of the total amount of required contribution per year was based on the estimated fuel cost for all thermal plants of that year. A proportional contribution corresponding to the ratio between its sale of energy to final consumers and the total sales of energy in the country in the previous year was assigned for each distributor. In 1993, the scope of the CCC Account was extended to the Isolated Systems located mainly in the North Region, prevailing the service from thermoelectric generation. Part of the costs for the acquisition of fuel for thermal generation in these remote areas of the Northern Region which were not included in the SIN started to receive funds from the CCC Account.

Since the enactment of Law 12,111/09, the reimbursement for the Isolated Systems thermal plants is no longer the cost of fuel acquisition, but part of the total cost of generation to serve each electric system not included in the SIN. With the enactment of Law No. 12,783/13, the portion referring to the CCC Account is no longer included in the final consumer tariff and, consequently, the collection of the annual contribution by the distributors no longer exists. The additional costs for the fuels used in the operation of thermoelectric plants began to be covered by funds from the CDE Account. The CDE Account is also used to reimburse the costs resulting from the acquisition of national mineral coal for thermal coal generation in the SIN. Eletrobras managed the CDE and CCC Accounts until April 2017, when the management of the funds was transferred to CCEE in compliance with Law 13,360/16.

The following tables set forth information relating to the price paid and amount of fuel purchased for use in our thermal plants in the periods indicated:

	Year Ended December 31,
	2017	2016	2015
	(R$thousands)
Type of fuel
Coal	81,325	120,750	86,832
Light oil	1,518,439	1.732.720	3,808,140
Crude Oil	19,212	38,580	60,295
Gas	2,221,128	1,936,632	747,640
Uranium	397,700	371,900	286,949
Others	33,504	56,490	0

Total	4,271,307	4,257,072	4,989,856

	Year Ended December 31,
	2017	2016	2015
Type of fuel
Coal (tons)	1,145,776	2,562,911	2,263,988
Light oil (litres)	452,639,001	520,472,422	757,822,681
Crude Oil (tons)	11,281	23,032	33,728
Gas (m3)	1,731,858,759	1,814,616,225	1,736,443,823
Uranium (Kg)	375,121	377,454	228,784
Others	73,133,485	98,525,050	0

Nuclear Plants

Nuclear power plants represent approximately 1.4% of the total installed electricity generation capacity in Brazil. The ONS (National Operator of the Electric System), the organization responsible for the charge dispatch of the Brazilian electric system considers that it is important to have nuclear power plants in operation in Brazil. According to the Brazilian Constitution, the ownership and operation of nuclear power plants must remain a monopoly of the Brazilian State. Accordingly, we continue to own 99.9% of Eletronuclear.

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

As of December 31, 2017 we estimated that the construction would be concluded by 2025. However, due to the interruption of the construction of the Angra III, we and Eletronuclear are awaiting a Resolution of CNPE (National Council of Energy Policy), which will determine the date of resumption of construction and consequently the start of commercial operation of the plant. Once constructed, Angra III will have an installed capacity of 1,405 MW. As of December 31, 2017 we estimated that the total direct cost of construction would be approximately R$20.8 billion.

The following table sets out information regarding our nuclear plants as of December 31, 2017 and for the year then ended:

	Installed Capacity	Generated Energy(1)	Assured Energy(2)	Placed in Service(3)
	(MW)	(MWh)
Nuclear plant:
Angra I	640	4,203,659.957	4,465,848.000	January 1, 1985
Angra II	1,350	11,535,536.481	10,553,172.000	September 1, 2000

Total	1,990	15,739,196.438	15,019,020.000

(1)                  Gross Generated Energy.

(2)                  For our nuclear plants, assured energy is not limited by ONS, but by the regulatory body.

(3)                  Commercial operation in: Angra I — January 1985 and Angra II — September 2000.

Angra I operated at 74.4% capacity in 2017 in line with industry standards and Angra II operated at 97.5% capacity in 2017 also in line with industry standards.

Both Angra I and Angra II utilize uranium obtained pursuant to a contract with Indústrias Nucleares Brasileiras, or INB, a Brazilian Government-owned company responsible for processing uranium used at our Angra I and Angra II nuclear plants. The fuel elements are shipped by truck from INB to the nuclear plants and under the terms of the contract; Eletronuclear bears responsibility for the safe delivery of that fuel. To date, Eletronuclear (and the previous owner of Angra I — Furnas) has experienced no material difficulty in the transportation of fuel to Angra I and Angra II. In addition, low-level and mid-level nuclear waste (such as filters and certain resins) is stored in specially designed containers in an interim storage site on the grounds of the plants. As is the case with many other countries, Brazil has not yet devised a permanent storage solution for nuclear waste. High-level nuclear waste (spent nuclear fuel) is stored in the fuel cells (compact storage racks in the fuel pool) of the plants. The liability relating to the decommissioning of nuclear power plants Angra I and Angra II is provided for in our financial statements. The amount of this provision is supported by a technical report of a working group of Eletronuclear created in 2013. In relation to Angra I, the estimated decommissioning cost as of December 31, 2017 is, at present value, U.S.$601.2 million (R$ 1,988.8 million) and in relation to Angra II, the estimated decommissioning cost as of December 31, 2017 is, at present value, U.S.$708.3 million (R$ 2,343 million). The economic useful life of the plants was estimated to be 40 years. Eletronuclear makes monthly estimates of the present values of the decommissioning costs related to Angra I and Angra II to be paid to a federal fund managed by Banco do Brasil.

The electricity generated by Eletronuclear during the year ended December 31, 2017 was sold pro rata among a group of energy distribution companies at a regulated price pursuant to ANEEL Resolution No. 2,396/2016 of December 16, 2016. These sales resulted in income of R$3,087 million during the year ended December 31, 2017.

Due to financial difficulties at Eletronuclear and also due to problems in hiring engineering services, civil construction and electromechanical construction services, as a result of the Lava Jato investigation, the constriction of Angra III is momentarily interrupted. We and Eletronuclear are awaiting guidance from the Brazilian Government, through MME and from CNPE on the resumption of construction activities for the plant.

In the meantime, Eletronuclear has taken all necessary measures in order to preserve the construction site, the civil structures already built and the materials, components and equipment already acquired, in order to resume the construction activities as soon as the Brazilian Government authorizes the resumption of Angra III construction. We meet our existing financial commitments and required costs through sales of energy from the Angra I and II plants. The resumption of construction will require additional financing to complete the plant. We have conducted studies to assess our potential partnership options in order to complete the plant, including with international companies with experience in the design, construction and operation of nuclear power plants. In addition, we have renegotiated our existing debt with BNDES and CEF and received waivers until the scheduled completion of Angra III. We are currently negotiating an extension of our waiver from CEF and will negotiate an extension with BNDES once the Brazilian Government has provided its guidance on the resumption of works as well as the effective tariff readjustment.

We have recorded impairments in respect of this project in the total amount of the asset. In respect of Angra III, we recorded an accumulated impairment and onerous contracts of R$11,289.2 million, R$10,299.6 million and R$6,063.4 million as of December 31, 2017, 2016 and 2015, respectively. In addition, as of December 31, 2017, we recorded a provision for onerous contracts in respect of the Angra III plant in the amount of R$1.4 billion.  For further information see note 14 to our financial statements.

Sales of Electricity Generated

We sold approximately R$20,457 million of electricity in 2017, compared to R$19,252 million in 2016 and R$19,576 million in 2015. These sales are made only to distribution companies (which constitute the main sources of sales of electricity generated) or free consumers. We own certain distribution companies that operate in the midwestern, northern and northeastern regions of Brazil and we sell a relatively small portion of the electricity we generate to these distribution companies, which does not give rise to revenues in our generation segment as discussed in “ — Distribution.”

We sell the electricity generated pursuant to both supply contracts with industrial end-users and to an auction process for sales to distribution companies. The following table sets forth, by type of sale, sales of electricity generated in the regions we served in the periods presented:

	Year Ended December 31,
	2017		2016		2015
	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)	(MWh)	(R$ thousands)
Type of sale(1):
Through auctions and initial contracts (energy charge)	33,763,512	14,698,137	46,078,399	12,885,622	45,487,632	12,310,243
Maintenance and operating revenue	67,929,273	2,198,347	68,130,390	2,178,699	66,654,337	1,882,637
Through free market agreements or bilateral contracts (energy charge)	39,711,314	3,560,393	25,354,950	4,187,522	34,728,231	5,383,361

Total	141,404,098	20,456,877	139,563,739	19,251,843	146,870,200	19,576,241

(1)                  Energy sold in the regulated market and according to a new methodology which excludes CCEE’s energy liquidation, does not consider the energy sales from Itaipu.

With respect to supply contracts, the amount that we receive from each sale is determined on the basis of a “capacity charge” and “energy charge” (or, in some cases, both). A capacity charge is based on a guaranteed capacity amount specified in MW and is charged without regard to the amount of electricity actually delivered. The charge is for a fixed amount (and so is not dependent on the amount of electricity that is actually supplied). In contrast, an energy charge is based on the amount of electricity actually used by the recipient (and is expressed in MWh). Our purchases of Itaipu electricity, and our trade of Itaipu electricity to distributors, are paid for on the basis of a capacity charge (including a charge for transmission paid to Furnas). Our sales of electricity (through our subsidiaries Chesf and Eletronorte) to final consumers, especially to industrial customers, are billed on the basis of both a capacity charge and an energy charge. With respect to auction sales, as discussed in “— The Brazilian Power Industry — Regulation under the Electricity Regulatory Law,” invitations to participate in auctions are prepared by ANEEL and, in the event that we are successful, we enter into sale and purchase contracts with the relevant distribution company for an amount of electricity that is proportionate to such company’s estimated demand over the contract period.

Transmission

Transmission of Electricity

Billings in our transmission segment are fixed by ANEEL, which sets a fixed billing each year. Net revenues (including updates from the internal rate of return) from transmission represented 25.41% of our total net revenues before eliminations among the Company segments in 2017, compared to 53.23% in 2016 and 16.37% in 2015. The electricity that we generate is transported through Brazil’s transmission network, with 63,833 km of transmission lines belonging to us as of December 31, 2017 compared to 63,572 km as of December 31, 2016 and 62,409 km as of December 31, 2015. Including our partnerships with private companies in SPEs/Consortia we have approximately 71,684 km in operation as of December 31, 2017. For further information, see “ —Lending and Financing Activities—Equity Participation.” In Brazil, the majority of hydroelectric plants are located a considerable distance from the major load centers and therefore, in order to reach consumers, an extensive transmission system has been developed. Transmission is the bulk transfer of electricity, at very high voltages (from 230 kV to 800 kV), from the generation facilities to the distribution systems at the load centers by means of the transmission grid. SIN is an interconnected power system in Brazil that links the northern and northeastern regions to the southern and southeastern regions. Coordinating the transmission systems is necessary to optimize the investments and operating costs and to ensure reliability and adequate load supply conditions throughout SIN.

The map below shows the geographic location of our transmission assets as of December 31, 2017:

Transmission Concessions

As of December 31, 2017, our transmission operations were carried out pursuant to the following concessions granted by ANEEL (excluding transmission operations carried out through any SPEs):

	Total length	Voltage Levels	Average years remaining of concession
	(km)	(kV)
Furnas	20,316	25 – 765	26.5
Chesf	20,532	69 – 500	26.7
Eletrosul	11,077	69 – 500	26.3
Eletronorte	11,518	69 – 500	26.8
Amazonas GT	390	230	Undefined

Due to the development of the hydroelectric resources of the Amazon region, which requires the transmission of large amounts of energy, Brazil has developed the Interconnected Power System. A national transmission grid provides generators with access to customers in all regions.  The following table sets forth the length of transmission lines (in km) by subsidiary and by voltage as of December 31, 2017:

	765 kV	600 kV (DC)(1)	525/500 kV	345 kV	230 kV	138 kV	132/ 13.8kV	Total
Company:
Chesf	—	—	5,372	—	14,442	463	255	20,532
Eletronorte	—	—	3,243	—	7,112	960	203	11,518
Eletrosul	—	—	3,643	—	5,447	1,918	69	11,077
Furnas	2,698	1,612	4,872	6,305	2,154	2,510	165	20,316
Amazonas GT	—	—	—	—	390	—	—	390
Total(2)	2,698	1,612	17,130	6,305	29,545	5,850	692	63,833

(1)                  DC means direct current.

(2)                  This table does not include transmission lines owned by SPEs in which we participate. Had such transmission lines been included, the total would be 71,684 km.

The following table sets forth, on a consolidated basis, the percentage of the total transmission grid above 230 kV in Brazil that we were responsible for as of December 31, 2017, considering our participations in SPEs:

	800 kV (DC)(1)	765 kV	600 kV (DC)(1)	525/500 kV	400 kV	345 kV	230 kV	Total
Entity:
Eletrobras	49.00	100.00	61.85	42.19	0.00	62.16	53.49	48.88
Others	51.00	0.00	38.15	57.81	100.00	37.84	46.51	51.12
Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)                  DC means direct current.

Except in relation to a small portion of transmission lines of Eletronorte located in the isolated system in the north of Brazil, the transmission lines in the Interconnected Power System are fully integrated and known as the main grid.

We operate as part of an integrated and coordinated national electricity system in Brazil. The Concessions Law authorizes us to charge fees for the use of our transmission system by other electricity companies.

At December 31, 2017, we owned approximately 49% of all transmission lines in Brazil (230 kV and above) and we received tariffs that are paid by the users of the Main Grid. The amount of our total Annual Allowed Revenues (RAP) were R$11,244 million in 2017, compared to R$4,112 million in 2016 and R$5,611 million in 2015.

Through Furnas, we also receive a tariff (R$9,150.18 per MW/month as of December 31, 2017) for the transmission of the Itaipu generation, as Furnas owns the transmission system available exclusively for this power plant. This system comprises the 765 kV AC Itaipu/Ivaiporã and the 600 kV DC Itaipu/Ibiúna transmission lines that are not part of the Main Grid.

Losses of electricity in our transmission system were, in 2017, approximately 1.78% of all electricity transmitted in the system.

Expansion of Transmission Activities

In 2017, we invested R$1.6 billion in transmission activities, of which R$1.0 billion were invested in our facilities and R$0.6 billion were invested through partnerships, representing 72% of the total investment budgeted for 2017 in transmission activities in the amount of R$2.3 billion.

In 2017, we completed the development of a 2,092 km long 800 kV continuous transmission line with a transmission capacity of 4,000 MW for the integration of the Belo Monte hydroelectric plant, together with State Grid of China.

The major transmission projects currently under development are:

(i)                                     Development of a 847 km long 500 kV transmission line, in the southeast region of Brazil. The amount invested is R$1.57 billion and the project is expected to be completed in 2018.

(ii)                                  Development of a 1,933 km long 525 kV and 735 km long 230 kV transmission line, in the southern region of Brazil. The amount invested is R$3.0 billion.

(iii)                               Development of a 635 km long 230 kV transmission line, in the northern region of Brazil. The amount invested is R$415 million and the project is expected to be completed in 2020.

Electric Power Transmission in Brazil

Transportation of large volumes of electricity over long distances is made by way of a grid of transmissions lines and substations with high voltages (from 230 kV to 800 kV), known as the Basic Network. Any electric power market agent that produces or consumes power is entitled to use the Basic Network.

Transmission lines in Brazil are usually very long, since most large hydroelectric plants are usually located away from the large centers of power consumption. Today, the country’s system is almost entirely interconnected. Only the State of Roraima and parts of the states of Pará, Amazonas, Amapá and Rondônia are still not connected to the Interconnected Power System. In these states, supply is made by small thermal plants or hydroelectric plants located close to their respective capital cities.

The Interconnected Power System provides for the exchange of power among the different regions when a region faces problems generating hydroelectric power due to a drop in their reservoir levels. As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines make it possible for locations with insufficient power output to be supplied by generating centers that are in a more favorable location.

The operation and management of the Basic Network is the responsibility of ONS, which is also responsible for managing power dispatching from plants on optimized conditions, involving use of the Interconnected Power System hydroelectric reservoirs and fuel thermal plants.

As of December 31, 2017 our transmission system, which consists of a set of transmission lines interconnected to substations, was composed of approximately 64,944 kilometers of transmission lines, including participation in SPE corresponding to approximately 49% of the total lines in Brazil with a voltage higher or equal to 230 kV.

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

The power generation, distribution and trading companies and free consumers had equal open access agreements governing their use of transmission lines, even if they entered the electricity market after open access became compulsory. In this open market environment, transmission tariffs are determined based on the effective use that each user that accesses the Basic Network makes of it.

Distribution

Distribution of Electricity

Our distribution companies operate in six Brazilian states and are made up of Amazonas D, CEAL, CEPISA, Eletroacre, CERON and Boa Vista Energia.

Until February 2017, we were also the majority shareholders of CELG-D, however, on May 13, 2015, the Brazilian Government approved Decree No. 8,449, which included CELG-D in the National Privatization Program (“PND”). Accordingly, we and Celgpar we deposited our shares in CELG-D in the National Privatization Fund (“FND”). Our general meeting of shareholders, held on December 28, 2015, approved the sale of CELG-D shares. The privatization process was organized by B3 S.A — Brasil, Bolsa, Balcão and carried out in the first half of 2016. However, the Bidding Committee for the CELG-D Privatization Auction, designated by Ordinance PRESI 093/2016 - BNDES dated June 29, 2016, announced in August 2016 that the offer was canceled due to the lack of bidders. On September 14, 2016, the Investment Partnership Program of the Presidency of the Republic (“PPI”) revised the privatization conditions approved by the National Privatization Council (“CND”) and BNDES in order to launch a new bid in 2016 to privatize CELG-D. The Presidency of the Republic’s Investment Partnerships Program approved Resolution No. 7/2016, in which the new minimum conditions and new sales price of CELG-D. The new market value approved by CELG-D’s PPI was R$4.484 billion. However, considering the debts and other liabilities in the amount of R$2.656 billion, as of June 2016, the net value of CELG-D was set at R$1.792 billion. The auction to privatize CELG-D occurred in November 2016 and on February 14, 2017 we signed the agreement for the sale of CELG-D with the winner of the auction, Enel. Brasil S.A. CELG-D was consolidated in our financial statements until February 2017.

During the Extraordinary General Meeting held on July 22, 2016, our shareholders approved the non-renewal of the CEPISA, CEAL, Electroacre, CERON, Boa Vista Energy, and Amazonas D concessions. In compliance with Provisional Measure 735/2016, later converted into Law No. 13,360, we will transfer the control of the distribution companies by December 31, 2017.

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

On August 3, 2016, the Ministry of Mines and Energy designated the companies Amazonas D, Eletroacre, CERON, CEPISA, CEAL and Boa Vista Energia with the issuance of MME Ordinances No. 420, 421 422, 423, 424 and 425, and CEPISA, CEAL and Boa Vista Energia as responsible for providing the public electricity distribution service, with a view to ensuring continuity of service until July 31, 2018 or until the assumption of the new concessionaire, whichever occurs first.

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

On October 6, 2016, ANEEL Letters No. 352, 353, 354, 355, 355, 356 and 357 - DR / ANEEL giving the first guidelines for the preparation of the Temporary Provision of Distribution Services Plan, defining the targets for improvement quality in terms of DEC (Equivalent Duration of Interruption) and FEC (Equivalent Frequency of Interruption), reduction of energy losses and reduction of operating costs.

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

On September 2017, Eletrobras received from BNDES, the managing bank of the National Privatization Fund — FND, studies regarding the privatization model of Eletrobras’ distribution companies. These studies were analyzed by the CPPI, which issued CPPI Resolutions Nos. 20 and 28 defining the privatization’s conditions and model.

On December 2017, the 169th Extraordinary General Meeting approved the extension of the deadline set by the Extraordinary General Meeting held on July 22, 2016 to transfer control of the six distribution companies by July 31, 2018.  If we privatize the distribution companies by July 31, 2018, our distribution segment may be classified as discontinued operations, based on IFRS 5. The effect of the termination of the concessions will mostly affect future periods.

On December 2017, CPPI issued CPPI Resolution No. 28, which extended our deadline to deliberate on the specific conditions of the transfer of control set out in CPPI Resolution No. 20 by February 8, 2018.  In February 2018, we approved the sale of all shares of

CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D, except from one common share that will be retained by us, as well as the assumption by Eletrobras of these distribution companies’ rights to the CCC Account and the CDE Account in the total amount of R$8.4 billion recognized in their respective financial statements considering adjustments through June 30, 2017.

Distribution Companies

The following companies in our group undertake distribution activities pursuant to distribution concessions granted by ANEEL. During the Extraordinary General Meeting held on July 22, 2016, our shareholders did not renew the concessions for these distribution companies. Each of them is responsible for providing the public electricity distribution service, with a view to ensuring continuity of service until July 31, 2018, according to the 169th Extraordinary General Meeting  held on December 28, 2017,  or until the assumption of the new concessionaire, whichever occurs first.

•                           Amazonas D, which distributes electricity to the city of Manaus, in the State of Amazonas, pursuant to a concession that ended on July 7, 2015.

•                           Boa Vista Energia, which distributes electricity to the city of Boa Vista, in the State of Roraima, pursuant to a concession that ended on July 7, 2015.

•                           CEAL, which distributes electricity in the State of Alagoas pursuant to a concession that ended on July 12, 2015.

•                           CEPISA, which distributes electricity in the State of Piauí pursuant to a concession that ended on July 12, 2015.

•                           CERON, which distributes electricity in the State of Rondônia pursuant to a concession that ended on July 12, 2015.

•                           Eletroacre, which distributes electricity in the State of Acre pursuant to a concession that ended on July 12, 2015

The table below indicates relevant operational numbers of our distribution companies as of December 31, 2017:

Company	Number of Consumers	Number of Municipalities	Distribution Lines (km)	Substations
Amazonas D	976,734	62	32,052	27
CEAL	1,157,384	102	43,044	40
CEPISA	1,266,470	224	93,086	87
CERON	632,945	52	58,050	60
Eletroacre	263,113	22	20,773	13
Boa Vista Energia	115,243	1	3,684	3

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

In October 2016, following our option not to renew the concessions, when the temporary provision of public services for energy distribution was established, we implemented a new management structure with exclusive officers at each of the companies.

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

System Performance

The following table sets forth information concerning our electricity losses for our distribution companies, and the frequency and duration of electricity outages per customer per year for the periods indicated:

	Year Ended December 31,
	2017	2016	2015
Technical losses	9.72%	9.53%	9.57%
Commercial losses	22.57%	16.68%	15.12%

Total electricity losses	32.29%	26.21%	24.69%

Outages:
Frequency of outages per customer per year (number of outages)	19.45	21.21	25.26
Duration of outages per customer per year (in hours)	27.93	30.88	38.68
Average response time (in minutes)	374.99	321.98	384.43

Electricity Losses

We experience two types of electricity losses: technical losses and commercial losses. Technical losses are those that occur in the ordinary course of our distribution of electricity. Commercial losses are those that result from illegal connections, fraud or billing errors. Total electricity losses for our distribution business were 32.29% of energy generated and bought in the year ended December 31, 2017, compared to 26.21% of energy generated and bought in the year ended December 31, 2016 (including CELG-D) and 24.69% of energy generated and bought in the year ended December 31, 2015 (including CELG-D).

Commercial losses at these companies reached 16.68% of the electricity generated and sold during the year. Compared to the year 2016, there was an increase of 1.5%, due to the slowdown in Brazil’s economic activity, which led to a reduction in household income and to a decrease in consumption by industries.

Although total losses appear to be increasing, if we exclude CELG-D, the figures for 2016 and 2015 would be respectively 33.62% and 31.87%. On October 6, 2016, ANEEL issued Letters No. 352, 353, 354, 355, 356 and 357 - DR / ANEEL establishing the first guidelines for the preparation of the Temporary Provision of Distribution Services Plan, defining the targets for improvement in terms of DEC (Equivalent Duration of Interruption) and FEC (Equivalent Frequency of Interruption), reduction of energy losses and reduction of operating costs.

Our distribution companies received U.S.$270.5 million (or R$ 842.0 million)  in funds through a loan agreement signed in February 2011 with the World Bank, under a project called the Energy + Project. As of December 31, 2017, we have drawn on U.S.$201.5 million (R$ 599.7 million) of the loan.  This amount was applied to improve the quality of our services and reduce losses and, consequently, to strengthen the operational revenues of the distributors. As these distribution companies are up for sale, we have suspended the loan and will not request any further disbursements. The following table sets out information regarding total losses in our distribution segment recorded by each distribution company set forth below:

	Year Ended December 31,
	2017	2016	2015
	(percentages)
Company:
Amazonas D	43.67	43.16	40.43
Boa Vista Energia	13.49	12.44	11.57
CEAL	22.93	26.71	25.23
CELG-D(1)		12.84	11.93
CEPISA	28.01	30.66	30.48
CERON	28.31	29.76	26.74
Eletroacre	21.80	24.27	23.32

(1)    On For the year ended December 31, 2017, CELG-D was not consolidated with our distribution segment.

Emergencies in the Electrical System:

The following table shows the average total response time to reinstate the supply of energy to the consumers in 2017 (in minutes).

Year Ended December 31, 2017
AST — Average service time (min.)
Company:
Eletroacre	376.44
CEAL	334.23
Amazonas D	396.77
CEPISA	426.92
CERON	356.60
Boa Vista Energia	126.63

Customers

The following table sets forth our total distribution of electricity in terms of MWh and gross revenues, by type of user, for the periods indicated:

	Year Ended December 31,
	2017	2016	2015
	(MWh)
Distribution to:
Industrial	1,718,713	4,599,425	5,262,677
Residential	7,185,000	11,525,285	11,527,085
Commercial	3,500,794	6,027,120	6,253,194
Rural	802,018	2,180,303	2,076,915
Public Lighting	900,266	1,480,825	1,436,622
Other	2,010,984	2,968,575	2,960,647
Total(1)	16,117,775	28,781,531	29,517,140

(1)                  For the year ended December 31, 2017, CELG-D was not consolidated with our distribution segment.

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

Costs related to the use of the distribution system are included in the Distribution System Use Tariff (“DSUT”), such as capital expenses and costs of operation and maintenance of the distribution networks.

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

Sector Charges

Charges are those contributions that are included in the electric energy tariff, but are not taxes, they are contributions established by law, whose values are established by resolutions or orders of the regulatory agency ANEEL.  Each charge aims at obtaining resources and financing specific needs of the electricity segment.

Charge	Purpose

CCC - Fuel Consumption Account (Conta de Consumo de Combustíveis) (abolished by MP 579, with main costs covered by CDE)	To subsidize the thermal generation in the Isolated Systems (mainly in the northern region of Brazil).

RGR - Global Reversal Reserve (Reserva Global de Reversão) (abolished by MP 579, with main costs covered by CDE)	To indemnify assets related to the concession and promote the expansion of the electric energy sector.

TFSEE - Inspection Fee for Electric Energy Services (Taxa de Fiscalização de Serviços de E. Elétrica)	To provide funds for ANEEL’s operation.

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

On December 31, 2017, 2016 and 2015, delinquent customers represented, on average, 11.5%, 9.62% and 10.39%, respectively.

Purchase of Electricity for Distribution

We purchased 28,865,640 MWh of electricity for distribution in 2017, compared to 27,068,462 MWh in 2016 and 26,611,981 MWh in 2015.  Our distribution companies purchase electricity from suppliers through bilateral contracts and through contracts resulting from the public auction process of a set of generation companies that offer bids that set the maximum price at which they will deliver electricity.  After all bids are received, the average price of all bids is calculated and this is the price that will be paid for the auction contracts.  The contracting is done with all the generation companies that won the auction.

Lending and Financing Activities

Loans Made by Us

Brazilian law allows us to only lend to our subsidiaries. Historically, Brazilian law allowed us to act as lender to our subsidiaries and to public energy utilities under our control. While certain of those subsidiaries are no longer in our group, the majority of our loans are to related parties. Prior to the privatization of the Brazilian electricity industry that began in 1996, this was a particularly widespread part of our operations because most companies in the industry were state-owned, allowing us to engage in lending activities to them. However, as the result of privatization, the number of companies to whom we may lend has diminished and lending is no longer a significant aspect of our business. The total amounts we recorded on our balance sheet are: R$10.3 billion as of December 31, 2017, R$13.2 billion as of December 31, 2016 and R$17.6 billion as of December 31, 2015. Of these total amounts, loans to Itaipu accounted for R$8.7 billion as of December 31, 2017, R$10.8 billion as of December 31, 2016 and R$14.8 billion as of December 31, 2015.

Sources of Funds

We obtain funding for our lending activities from loans from financial institutions and offerings in the international capital markets. As of December 31, 2017, our consolidated long-term debt was R$39,236 million, compared to R$39,787 million as of December 31, 2016 and R$42,174 million as of December 31, 2015, with the majority of our foreign currency debt (approximately 98%, average, as of December 31, 2015, 2016 and 2017) denominated in U.S. dollars. Further details of our borrowings are set out in “ — Liquidity and Capital Resources — Cash Flows.”

In addition, we utilize borrowings from the RGR Fund, which we used to administer, to on-lend to our subsidiaries and other electricity companies. As of December 31, 2017, 2016 and 2015, we incurred interest at 5.0% in respect of borrowings from the RGR Fund and charge an average administrative fee of up to 2.0% on funds which we on-lend to subsidiaries and other entities.

On April 18, 2017, ANEEL issued the Dispatch No. 1,079 establishing that we and CCEE shall carry out the transition of the CDE Account, the RGR Fund and the CCC Account from Eletrobras to CCEE until May 3, 2017, in accordance with the schedule included in Annex I of said Dispatch, implementing the transfer of the sectorial funds to the CCEE.

Equity Participation

We act as a minority and majority participant in private sector generation and transmission companies and joint ventures. We are also authorized to issue guarantees for those companies in which we participate as an equity investor. We are constantly considering investments in a number of such companies, focusing primarily on those in line with our strategy of building on our core businesses of generation and transmission (see “Item 7.B, Related Party Transactions”).

The current participations that we have are in private sector generation and transmission companies and joint ventures. Participation is determined primarily on merit and profitability criteria based on our managerial controls.

The table below shows an estimate of the total percentage of our participation in transmission lines as of December 31, 2017:

Special Purpose Company - SPE	Scope of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	Xingu — Estreito	Furnas (24.5%) / Eletronorte (24.5%)
Companhia de Transmissão Centroeste de Minas S.A.	Furnas — Pimenta II	Furnas (49%)
Companhia Transirapé de Transmissão	Irapé — Araçuaí	Furnas (24.5%)
Companhia Transleste de Transmissão	Montes Claros — Irapé	Furnas (24%)
Companhia Transudeste de Transmissão	Itutinga — Juiz de Fora	Furnas (25%)
Energia Olímpica S.A.	Barra da Tijuca — SE Olímpica Gardênia — SE Olímpica	Furnas (49%)

Special Purpose Company - SPE	Scope of investment	Eletrobras Participation
Goiás Transmissão S.A.	Rio Verde Norte — Trindade Trindade — Xavantes Trindade — Carajás	Furnas (49%)
Interligação Elétrica do Madeira S.A.	LT Coletora Porto Velho-Araraquara II (Lote D)	Furnas (24.5%) / Chesf (24.5%)
Lago Azul Transmissão S.A.	Barro Alto - Itapaci	Furnas (49.9%)
Mata de Santa Genebra Transmissão S.A.	Itatiba — Bateias Araraquara II - Itatiba Araraquara II - Fernão Dias	Furnas (49.9%)
MGE Transmissão S.A.	Mesquita - Viana 2 Viana 2 — Viana	Furnas (49%)
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II Rio das Éguas - Luziânia Barreiras II - Rio das Éguas	Furnas (24.5%)
Transenergia Goiás S.A.	Serra da Mesa — Niquelândia Niquelândia - Barro Alt	Furnas (99%)
Transenergia Renovável S.A.

Barra dos Coqueiros — Quirinópolis
Quirinópolis - UTE Quirinópolis
Quirinópolis - UTE Boavista
Chapadão — Jataí
Jataí — Mineiros
Jataí - UTE Jataí
Jataí - UTE Água Emendada
Mineiros - Morro Vermelho
Morro Vermelho - UTE Alto Taquari
Palmeiras — Edéia
Edéia - UTE Tropical Bionenergia I

Furnas (49%)
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul Brasília Sul - Brasília Geral	Furnas (39%)
Extremoz Transmissora do Nordeste S.A.	LT Ceará Mirim/João Câmara II LT Ceará Mirim/ Extremoz II LT Ceará Mirim/ Campina III, 500 kV LT Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)
Transmissora Delmiro Gouveia S.A.	LT São Luiz II/ São Luiz III	Chesf (49%)
Costa Oeste Transmissora de Energia S.A.	Cascavel Oeste — Umuarama, CS	Eletrosul (49%)
Empresa de Transmissão do Alto Uruguai S.A.	Campos Novos (SC) — Barra Grande (SC) Lagoa Vermelha (RS) — Santa Marta (RS)	Eletrosul (27.42%)

Special Purpose Company - SPE	Scope of investment	Eletrobras Participation
Fronteira Oeste Transmissora de Energia S.A.	Seccionamento LT Alegrete 1 - Santa Maria 1	Eletrosul (51%)
Marumbi Transmissora de Energia S.A.	Curitiba / Curitiba Leste (PR)	Eletrosul (20%)
Paraíso Transmissora de Energia S.A.	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; Seccionamento LT Chapadão - Campo Grande 2 - C1 na SE Paraíso 2	Eletrosul (100%)
Transmissora Sul Brasileira de Energia S.A.	Salto Santiago — Itá — Nova Santa Rita Nova Santa Rita — Camaquã Camaquã 3 - Povo Novo - Quinta	Eletrosul (80%)
Transmissora Sul Litorânea de Energia S.A.	Povo Novo — Marmeleiro, CS Nova santa Rita — Povo Novo, CS Marmeleiro — Santa Vitória do Palmar	Eletrosul (51%)
Uirapuru Transmissora de Energia S.A.	Ivaiporã (PR) — Londrina (PR)	Eletrosul (75%)
Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	Eletronorte (49%)
Norte Brasil Transmissora de Energia S.A.	Coletora Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)
Brasnorte Transmissora de Energia S.A.	Jauru - Juba — C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SE Maggi - 230/138 kV	Eletronorte (49.71%)
Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Eletronorte (37%) / Chesf (12%)
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	Eletronorte (30%) / Chesf (19.5%)
Transmissora Matogrossense de Energia S.A.	LT Jauru / Cuiabá, em 230 kV, Mato Grosso	Eletronorte (49%)
Transnorte Transmissora de Energia S.A.	Eng. Lechuga - Equador Equador - Boa Vista	Eletronorte (49%)

The table below shows an estimate of the total percentage of our participation in transmission substations as of December 31, 2017:

Special Purpose Company - SPE	Object of investment	Eletrobras Participation
Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC,±800 kV, 4.000 MW, junto a SE 500 kV Xingu; Estação Conversora CA/CC, ±800 kV, 3.850 MW, junto a SE 500 kV Estreito	Furnas (24.5%) / Eletronorte (24.5%)
Caldas Novas Transmissão S.A.	Ampliação da SE Corumbá	Furnas (49.9%)
Companhia Transirapé de Transmissão	SE Araçuaí 2	Furnas (24.5%)
Companhia Transleste de Transmissão	SE Irapé	Furnas (24%)
Energia Olímpica S.A.	SE Olímpica 138/13,8 kV	Furnas (49%)
Goiás Transmissão S.A.	SE Trindade	Furnas (49%)

Special Purpose Company - SPE	Object of investment	Eletrobras Participation
Interligação Elétrica do Madeira S.A.	Estação Retificadora CA/CC de 500 kV para +/- 600 kV Estação Inversora CC/CA de +/- 600 kV para 500 kV	Furnas (24.5%) / Chesf (24.5%)
Niquelândia Transmissora S.A.	SE Luziânia SE Niquelândia	Furnas (49%)
Mata de Santa Genebra Transmissão S.A.

SE Santa Bárbara D’Oeste 440 kV, Compensador Estático (-300,+300) Mvar;
SE Itatiba 500 kV, Compensador Estático;
(-300,+300) Mvar.
SE 500/440 kV Fernão Dias 1.200 MVA - 1º Banco de Autotrafos
SE 500/440 kV Fernão Dias 2.400 MVA
2º e 3º Bancos de Autotrafos

Furnas (49.9%)
MGE Transmissão S.A.	Viana 2	Furnas (49%)
Transenergia Renovável S.A.	Edéia Jataí Mineiros Morro Vermelho Quirinópolis	Furnas (49%)
Transenergia São Paulo S.A.	Itatiba	Furnas (49%)
Triângulo Mineiro Transmissora S.A.	SE Marimbondo II SE Assis	Furnas (49%)
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste	Furnas (39%)
Extremoz Transmissora do Nordeste S.A.	SE — João Câmara II, 500/138 kV SE — Ceará Mirim, 500/230 kV SE — Campina Grande III, 500/230 kV	Chesf (100%)
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)
Sistema de Transmissão do Nordeste S.A.	SE — Garanhuns, 500/230 kV SE — Pau Ferro, 500/230 kV	Chesf (49%)
Transmissora Delmiro Gouveia S.A.	SE — Pecém II, de 500/230 kV; SE — Aquiraz, de 230/69 kV	Chesf (49%)
Costa Oeste Transmissora de Energia S.A.	Umuarama 230/138 kV	Eletrosul (49%)
Empresa de Transmissão do Alto Uruguai S.A.	Lagoa Vermelha 2 230/138KV; Barra Grande 230/138 KV; Santa Marta 230 KV - Entrada de Linha; Ampliação Lagoa Vermelha 2 230/138KV	Eletrosul (27.42%)
Fronteira Oeste Transmissora de Energia S.A.	Ampliação da SE Santa Maria 3, 230/138 kV	Eletrosul (51%)

Special Purpose Company - SPE	Object of investment	Eletrobras Participation
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)
Paraíso Transmissora de Energia S.A.	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (100%)
Transmissora Sul Brasileira de Energia S.A.	Ampliação SE 525 KV Salto Santiago; Ampliação SE 525 kV Itá Ampliação SE 525/230kV Nova Santa Rita; Camaquã 3 230/69Kv; Ampliação SE 230 kV Quinta	Eletrosul (80%)
Transmissora Sul Litorânea de Energia S.A.	Povo Novo525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV - Compensador Síncrono ±200 Mvar; Ampliação SE Nova Santa Rita 525kV.	Eletrosul (51%)
Amazônia Eletronorte Transmissora de Energia S.A.	SE Seccionadora Cuiabá	Eletronorte (49%)
Brasnorte Transmissora de Energia S.A.	SE Juba SE Maggi - 230/138 kV	Eletronorte (49.71%)
Integração Transmissora de Energia S.A.	SE Peixe 2 SE Serra da Mesa 2	Eletronorte (37%) / Chesf (12%)
Manaus Transmissora de Energia S.A.	SE Silves (ex-Itacoatiara) SE Lechuga (ex-Cariri)	Eletronorte (30%) / Chesf (19.5%)
Transmissora Matogrossense de Energia S.A.	SE Jauru 500/230 kV	Eletronorte (49%)
Transnorte Transmissora de Energia S.A.	SE Boa Vista - CER SE Engenheiro Lechuga SE Equador SE Boa Vista	Eletronorte (49%)

The table below shows an estimate of the total percentage of our participation in generation assets as of December 31, 2017:

Special Purpose Company - SPE	Scope of Investment	Eletrobras Participation
Companhia Hidrelétrica Teles Pires S.A.	Teles Pires	Furnas (24.72%) / Eletrosul (24.72%)
Baguari Energia S.A.	Baguari	Furnas (69.39%)
Foz do Chapecó Energia S.A.	Foz do Chapecó	Furnas (40%)
Empresa de Energia São Manoel S.A.	São Manoel	Furnas (33.333%)
Enerpeixe S.A.	Peixe Angical	Furnas (40%)
Retiro Baixo Energética S.A.	Retiro Baixo	Furnas (49%)
Santo Antônio Energia S.A.	Santo Antônio	Furnas (39%)
Serra do Facão Energia S.A.	Serra do Facão	Furnas (49.47%)
Tijoá Participações e Investimentos S.A.	Três Irmãos	Furnas (49.9%)
Bom Jesus Eólica S.A.	Eólica Bom Jesus	Furnas (49%)

Special Purpose Company - SPE	Scope of Investment	Eletrobras Participation
Cachoeira Eólica S.A.	Eólica Cachoeira	Furnas (49%)
São Caetano Eólica S.A.	Eólica São Caetano	Furnas (49%)
São Caetano I Eólica S.A.	Eólica São Caetano I	Furnas (49%)
São Galvão Eólica S.A.	Eólica São Galvão	Furnas (49%)
Pitimbu Eólica S.A.	Eólica Pitimbu	Furnas (49%)
Central Eólica Famosa I S.A.	Eólica Famosa I	Furnas (49%)
Central Eólica Pau Brasil S.A.	Eólica Pau Brasil	Furnas (49%)
Central Eólica Rosada S.A.	Eólica Rosada	Furnas (49%)
Central Eólica São Paulo S.A.	Eólica São Paulo	Furnas (49%)
Carnaúba I Eólica S.A.	Eólica Carnaúba I	Furnas (49%)
Carnaúba II Eólica S.A.	Eólica Carnaúba II	Furnas (49%)
Carnaúba III Eólica S.A.	Eólica Carnaúba III	Furnas (49%)
Carnaúba V Eólica S.A.	Eólica Carnaúba V	Furnas (49%)
Cervantes I Eólica S.A.	Eólica Cervantes I	Furnas (49%)
Cervantes II Eólica S.A.	Eólica Cervantes II	Furnas (49%)
Punaú I Eólica S.A.	Eólica Punaú I	Furnas (49%)
Energia dos Ventos V S.A.	Eólica São Januário	Furnas (99.9%)
Energia dos Ventos VI S.A.	Eólica Nossa Senhora de Fátima	Furnas (99.9%)
Energia dos Ventos VII S.A.	Eólica Jandaia	Furnas (99.9%)
Energia dos Ventos VIII S.A.	Eólica São Clemente	Furnas (99.9%)
Energia dos Ventos IX S.A.	Eólica Jandaia I	Furnas (99.9%)
Holding Brasil Ventos Energia S.A.		Furnas (90%)
Central Eólica Arara Azul Ltda.	Eólica Arara Azul	Furnas (90%)
Central Eólica Bentevi Ltda.	Eólica Bentevi	Furnas (90%)
Central Eólica Ouro Verde I Ltda.	Eólica Ouro Verde I	Furnas (90%)
Central Eólica Ouro Verde II Ltda.	Eólica Ouro Verde II	Furnas (90%)
Central Eólica Ouro Verde III Ltda.	Eólica Ouro Verde III	Furnas (90%)
Central Eólica Santa Rosa Ltda.	Eólica Santa Rosa	Furnas (90%)
Central Eólica Uirapuru Ltda.	Eólica Uirapuru	Furnas (90%)
Central Eólica Ventos de Angelim Ltda.	Eólica Ventos de Angelim	Furnas (90%)
Holding Itaguaçu da Bahia		Furnas (49%)
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Eólica Itaguaçu da Bahia	Furnas (49%)
Geradora Eólica Ventos de Santa Luiza SPE S.A.	Eólica Ventos de Santa Luiza	Furnas (49%)
Geradora Eólica Ventos de Santa Madalena SPE S.A.	Eólica Ventos de Santa Madalena	Furnas (49%)
Geradora Eólica Ventos de Santa Marcella SPE S.A.	Eólica Ventos de Santa Marcella	Furnas (49%)
Geradora Eólica Ventos de Santa Vera SPE S.A.	Eólica Ventos de Santa Vera	Furnas (49%)
Geradora Eólica Ventos de Santo Antônio SPE S.A.	Eólica Ventos de Santo Antônio	Furnas (49%)

Special Purpose Company - SPE	Scope of Investment	Eletrobras Participation
Geradora Eólica Ventos de São Bento SPE S.A.	Eólica Ventos de São Bento	Furnas (49%)
Geradora Eólica Ventos de São Cirilo S.A.	Eólica Ventos de São Cirilo	Furnas (49%)
Geradora Eólica Ventos de São João SPE S.A.	Eólica Ventos de São João	Furnas (49%)
Geradora Eólica Ventos de São Rafael S.A.	Eólica Ventos de São Rafael	Furnas (49%)
Acauã Energia S.A.	Eólica Acauã	Chesf (99.93%)
Angical 2 Energia S.A.	Eólica Angical 2	Chesf (99.96%)
Arapapá Energia S.A.	Eólica Arapapá	Chesf (99.9%)
Caititú 2 Energia S.A.	Eólica Caititú 2	Chesf (99.96%)
Caititú 3 Energia S.A.	Eólica Caititú 3	Chesf (99.96%)
Carcará Energia S.A.	Eólica Carcará	Chesf (99.96%)
Corrupião 3 Energia S.A.	Eólica Corrupião 3	Chesf (99.96%)
Teiú 2 Energia S.A.	Eólica Teiú 2	Chesf (99.95%)
Coqueirinho 2 Energia S.A.	Eólica Coqueirinho 2	Chesf (99.98%)
Papagaio Energia S.A.	Eólica Papagaio	Chesf (99.96%)
Tamanduá Mirim II Energia S.A.	Eólica Tamanduá Mirim II	Chesf (83.01%)
Pedra Branca S.A.	Eólica Pedra Branca	Chesf (49%)
São Pedro do Lago S.A.	Eólica São Pedro do Lago	Chesf (49%)
Sete Gameleiras S.A.	Eólica Sete Gameleiras	Chesf (49%)
Baraúnas I Energética S.A.	Eólica Baraúnas I	Chesf (49%)
Morro Branco I Energética S.A.	Eólica Morro Branco I	Chesf (49%)
Mussambê Energética S.A.	Eólica Mussambê	Chesf (49%)
Banda de Couro Energética S.A.	Eólica Banda de Couro	Chesf (1.7%)
Baraúnas II Energética S.A.	Eólica Baraúnas II	Chesf (1.5%)
Vamcruz I Participações Holding S.A.		Chesf (49%)
Usina de Energia Eólica Junco I S.A.	Eólica Junco I	Chesf (49%)
Usina de Energia Eólica Junco II S.A.	Eólica Junco II	Chesf (49%)
Usina de Energia Eólica Caiçara I S.A.	Eólica Caiçara I	Chesf (49%)
Usina de Energia Eólica Caiçara II S.A.	Eólica Caiçara II	Chesf (49%)
Chapada do Piauí I Holding S.A.		Chesf (49%)
Ventos de Santa Joana IX Energias Renováveis S.A.	Eólica Santa Joana IX	Chesf (49%)
Ventos de Santa Joana X Energias Renováveis S.A.	Eólica Santa Joana X	Chesf (49%)
Ventos de Santa Joana XI Energias Renováveis S.A.	Eólica Santa Joana XI	Chesf (49%)
Ventos de Santa Joana XII Energias Renováveis S.A.	Eólica Santa Joana XII	Chesf (49%)
Ventos de Santa Joana XIII Energias Renováveis S.A.	Eólica Santa Joana XIII	Chesf (49%)
Ventos de Santa Joana XV Energias Renováveis S.A.	Eólica Santa Joana XV	Chesf (49%)

Special Purpose Company - SPE	Scope of Investment	Eletrobras Participation
Ventos de Santa Joana XVI Energias Renováveis S.A.	Eólica Santa Joana XVI	Chesf (49%)
Chapada do Piauí II Holding S.A.		Chesf (49%)
Ventos de Santa Joana I Energias Renováveis S.A.	Eólica Santa Joana I	Chesf (49%)
Ventos de Santa Joana III Energias Renováveis S.A.	Eólica Santa Joana III	Chesf (49%)
Ventos de Santa Joana IV Energias Renováveis S.A.	Eólica Santa Joana IV	Chesf (49%)
Ventos de Santa Joana V Energias Renováveis S.A.	Eólica Santa Joana V	Chesf (49%)
Ventos de Santa Joana VII Energias Renováveis S.A.	Eólica Santa Joana VII	Chesf (49%)
Ventos de Santo Augusto IV Energias Renováveis S.A.	Eólica Santo Augusto IV	Chesf (49%)
Eólica Serra das Vacas Holding S.A.		Chesf (49%)
Eólica Serra das Vacas I S.A.	Eólica Serra das Vacas I	Chesf (49%)
Eólica Serra das Vacas II S.A.	Eólica Serra das Vacas II	Chesf (49%)
Eólica Serra das Vacas III S.A.	Eólica Serra das Vacas III	Chesf (49%)
Eólica Serra das Vacas IV S.A.	Eólica Serra das Vacas IV	Chesf (49%)
ESBR - Energia Sustentável do Brasil S.A.	Jirau	Eletrosul (20%) / Chesf (20%)
Eólica Chuí IX S.A.	Parque Eólico Chuí 09	Eletrosul (99.99%)
Eólica Hermenegildo I S.A.	Parques eólicos Verace 24 a 27	Eletrosul (99.99%)
Eólica Hermenegildo II S.A.	Parques eólicos Verace 28 a 31	Eletrosul (99.99%)
Eólica Hermenegildo III S.A.	Parques eólicos Verace 34 a 36	Eletrosul (99.99%)
Chuí Holding S.A.		Eletrosul (49%)
Eólica Chuí I S.A.	Parque eólicos Chuí I	Eletrosul (49%)
Eólica Chuí II S.A.	Parque eólicos Chuí II	Eletrosul (49%)
Eólica Chuí IV S.A.	Parque eólicos Chuí IV	Eletrosul (49%)
Eólica Chuí V S.A.	Parque eólicos Chuí V	Eletrosul (49%)
Eólica Chuí VI S.A.	Parque eólicos Chuí VI	Eletrosul (49%)
Eólica Chuí VII S.A.	Parque eólicos Chuí VII	Eletrosul (49%)
Santa Vitória do Palmar Holding S.A.		Eletrosul (49%)
Eólica Geribatú I S.A.	Parque eólico Geribatu I	Eletrosul (49%)
Eólica Geribatú II S.A.	Parque eólico Geribatu II	Eletrosul (49%)
Eólica Geribatú III S.A.	Parque eólico Geribatu III	Eletrosul (49%)
Eólica Geribatú IV S.A.	Parque eólico Geribatu IV	Eletrosul (49%)
Eólica Geribatú V S.A.	Parque eólico Geribatu V	Eletrosul (49%)
Eólica Geribatú VI S.A.	Parque eólico Geribatu VI	Eletrosul (49%)
Eólica Geribatú VII S.A.	Parque eólico Geribatu VII	Eletrosul (49%)
Eólica Geribatú VIII S.A.	Parque eólico Geribatu VIII	Eletrosul (49%)

Special Purpose Company - SPE	Scope of Investment	Eletrobras Participation
Eólica Geribatú IX S.A.	Parque eólico Geribatu IX	Eletrosul (49%)
Eólica Geribatú X S.A.	Parque eólico Geribatu X	Eletrosul (49%)
Livramento Holding S.A.		Eletrosul (52.5%)
Eólica Cerro Chato IV S.A.	Parque eólico Cerro Chato IV	Eletrosul (52.5%)
Eólica Cerro Chato V S.A.	Parque eólico Cerro Chato V	Eletrosul (52.5%)
Eólica Cerro Chato VI S.A.	Parque eólico Cerro Chato VI	Eletrosul (52.5%)
Eólica Cerro dos Trindade S.A.	Parque eólico Cerro Trindade	Eletrosul (52.5%)
Eólica Ibirapuitã S.A.	Parque eólico Ibirapuitã	Eletrosul (52.5%)
Norte Energia S.A.	Belo Monte	Eletronorte (19.98%) / Chesf (15%) / Eletrobras Holding (15%)
Companhia Energética Sinop S.A.	Sinop	Eletronorte (24.5%) / Chesf (24.5%)
EAPSA - Energética Águas da Pedra S.A.	Dardanelos	Eletronorte (24.5%) / Chesf (24.5%)
Amapari Energia S.A.	Serra do Navio	Eletronorte (49%)
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	Eletronorte (24.5%) / Furnas (24.5%)
Brasventos Miassaba 3 Geradora de Energia S.A.	Parque Eólico Miassaba 3	Eletronorte (24.5%) / Furnas (24.5%)
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	Eletronorte (24.5%) / Furnas (24.5%)
IGESA / EGASUR - Inambari Geração de Energia S.A.	Inambari	Furnas (19.6%) / Eletrobras Holding (29.4%(
Rouar S.A.	Rouar	Eletrobras Holding (50%)
Mangue Seco 2	Eolica Mangue Seco 2	Eletrobras Holding (49%)

The table below shows an estimate of the total percentage of our participation in services assets as of December 31, 2017:

Special Purpose Company - SPE	Object of investment	Eletrobras Participation
CSE - Centro de Soluções Estratégicas S.A.	SPE de Serviços	Furnas (49.9%)
Construtora Integração Ltda.	SPE de Serviços	Eletronorte (50%)
Manaus Construtora Ltda.	SPE de Serviços	Eletronorte (30%) / Chesf (19.50%)

Brazilian Government Programs

In addition to the Proinfa program created by the Brazilian Government in 2002 to create certain incentives for the development of alternative sources of energy (discussed more fully in “— The Brazilian Power Industry — Proinfa”), we also participate in four additional Brazilian Government programs:

•                           the Programa Procel (Conservation Program), a program that aims to promote energy conservation and efficiency;

•                           Luz Para Todos (Light for All), a program that brought electricity to an additional 16 million people in Brazil; and

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

Research and Development

See “Item 5.C, Research and Development, Patents and Licenses.”

International Activities

In 2017, we continued to focus on our international strategy, seeking to primarily develop projects related to regional integration and renewable energy generation in Latin America. Accordingly, we are further conducting studies to evaluate the hydroelectric potential at the border with Bolivia and Argentina and related interconnection, in addition to studies about the integration of inter-regional transmission systems involving Brazil, Guyana, French Guyana and Suriname.

Arco Norte Project (Brazil, Guyana, French Guyana and Suriname)

We advanced the feasibility studies related to the Arco Norte Project. This project is a transmission system of approximately 1,900 km that will allow the transfer of energy through new generation ventures among Brazil, Guyana, Suriname and French Guyana. The pre-feasibility studies were sponsored and coordinated by the Inter-American Development Bank and were concluded in November 2016. In June 2017, the parties involved signed the “Declaration of Paramaribo” in which the countries involved in the project decided to proceed with the complementary studies still needed to advance the project further.

Bolivia

Through a partnership established between Eletrobras, Empresa Nacional de Electricidad (“ENDE”) and the Development Bank of Latin America (CAF), the company Worleyparsons Engenharia S.A. was contracted to carry out studies of a Binational Hydroelectric Inventory in part of the Madeira River basin to evaluate the hydroelectric potential along the Brazilian and Bolivian border, which is scheduled to commence in the beginning of 2018. Additionally, ENDE and Eletrobras are advancing in other studies to evaluate the conditions for electric interconnection between Brazil and Bolivia in order to allow energy exchange.

Uruguay

The partnership between us and the Uruguyan state-owned company Administración Nacional de Usinas y Transmisiones Elétricas (UTE), led to the development of the wind farm Artilleros (Wind Park Artilleros - 65MW). This project received its permanent qualification as part of Uruguay’s electric power network in 2016.  Eletrobras also received the authorization to import electricity from Uruguay and, since 2016,  has been responsible for selling power from UTE in the Brazilian market.

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

In order to build a hydroelectric plant, Brazilian electricity companies must comply with a number of environmental safeguards. For projects for which the environment impact is considered significant, such as generation projects with an output above 10 MW, as well as transmission lines above 230 kV, together with certain other environmentally sensitive projects, first, a comprehensive environmental impact study (estudo de impacto ambiental, or EIA) must be prepared by external experts who make recommendations as to how to minimize or compensate the impact of the plant on the environment. The study, together with a specific environmental report (relatório de impacto ambiental, or RIMA) on the project prepared by the company, is then submitted to federal, state or local governmental authorities, depending on the projected impact, for analysis and approval. Such study and report are used for the environmental licensing of the project, which is generally carried out by means of a three stage licensing process, which comprises (i) a license to attest the feasibility of the project (Licença Prévia or “LP”), (ii) a license to begin work (Licença de Instalação or “LI”), and (iii) a license to operate the project (Licença de Operação or “LO”).

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

As of December 31, 2017, our subsidiary Eletronuclear operated two nuclear power plants in the State of Rio de Janeiro, Angra I and Angra II and a third nuclear power plant, Angra III, is under construction. Because Eletronuclear initiated its activities before the enactment of an environmental legislation, Angra I was licensed the Nuclear Energy Regulatory Body — CNEN under the nuclear and environmental regulations in effect at that time. Currently, Brazilian law requires the issuance of: (i) an authorization for nuclear enterprises by CNEN; and (ii) an environmental license issued by the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (or IBAMA, the Brazilian federal environmental authority).

Regarding the environmental licenses, a study group formed by the Federal Public Attorney’s Office, CNEN, IBAMA, the Fundação Estadual de Engenharia do Meio Ambiente (or “FEEMA,” which was one of the environmental authorities in the State of Rio de Janeiro, currently unified in one single entity, the Instituto Estadual do Ambiente or “INEA”), Eletronuclear and Eletrobras prepared a Termo de Ajustamento de Conduta (a Conduct Adjustment Agreement or “TAC”) according to which the guidelines for the environmental licensing update procedure should be established. Angra II has obtained all the environmental licenses necessary for its operations, but the Federal Public Attorney’s Office challenged its renewal, which it conditioned upon the compliance with a TAC and according to which Eletronuclear should implement a program in order to improve emergency plans, environmental monitoring programs and effluents treatment systems. Until these obligations are accomplished, IBAMA and CNEN should abstain from issuing any definitive licenses or authorizations for the operation of Angra II. An assessment comprising the accomplishments of the TAC was issued by IBAMA to the Public Attorney in June 2006. After evaluation of the status of completion of these conditions, IBAMA issued a report concluding that all technical conditions compiled in the TAC were satisfied. In March 2014, IBAMA issued an Unified LO for the nuclear installations in operation at the CNAAA site — Angra I, Angra II and the Radwaste Management Centre (including initial storage facilities), which is valid until March 2024.

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

With respect to CNEN’s license, both nuclear power plants currently have their own Authorization for Permanent Operation (Autorização de Operação Permanente or “AOP”). The AOP of Angra I will expire in August 2024, and the AOP of Angra II will expire in June 2041.

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

The Brazilian Power Industry

General Provisions

According to Regulation No. 555, dated December 28, 2015, MME approved a ten-year Electric Energy Development Plan (Plano Decenal de Expansão de Energia Elétrica) or (“PDE 2024”) which provides guidance to the Brazilian Government and to all agents in the Brazilian energy industry in order to ensure that there is a sustainable supply of energy in Brazil, including electricity, taking into consideration environmental needs, the Brazilian economy and a business’ technical capabilities.

The studies carried out in the PDE 2024 include a plan for the next ten years and are subject to annual reviews which take into account, among other aspects, changes in the forecast for the growth of electricity consumption and the re-evaluations of the economical and operational feasibility of the generation projects, as well as the estimates regarding the expansion of transmission lines.

According to ANEEL, in December 2017, when taking into account the SIN generating units, the power generators installed in the isolated systems and in the generators owned by individuals, Brazil had a total installed capacity of 157.8 GW.

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

According to ANEEL, the total installed electricity generation capacity in Brazil in 2017 was 157.8 GW with 4,984 power plants in operation. For the next year, ANEEL expects that 6.4 GW will enter into commercial operation.

Pursuant to the Energy Research Company (EPE) 10 Year Plan, Brazil’s total installed power generation capacity is projected to increase to 206.4 GW by 2024, of which 117 GW is projected to be hydroelectric and 79 GW to be thermoelectric and from other sources.

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. As of December 31, 2017, we contributed, including our subsidiaries, SPEs to approximately 27.3% of the installed power generating capacity within Brazil and are responsible for approximately 49% of the installed transmission capacity above 230 kV. In addition, some Brazilian states control entities involved in the generation, transmission and distribution of electricity. The remainder of the market is held by several companies including Cemig, Copel, Engie, CPFL and Duke. Certain of these companies have entered into joint venture arrangements in the past. In net revenue terms, we believe we are the largest generation and transmission company in Brazil.

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

•                           the creation of the National Electricity System Operator (Operador Nacional do Sistema Elétrico or “ONS”), a non-profit, private entity responsible for the operational management of the generation and transmission activities of the Interconnected Power System; and

•                           the establishment of public bidding processes for concessions for the construction and operation of power plants and transmission facilities.

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

•                           At the end of 2012, the Brazilian Government enacted two Provisional Measures (Medidas Provisórias or “MP”) that have considerably changed the Brazilian electric energy sector overview, namely MP 577, dated as of August 29, 2012 and MP 579, dated as of September 11, 2012. Both of them were approved and converted into Law No. 12,767, dated as of December 27, 2012 and Law No. 12,783, dated as of January 11, 2013, respectively. In general, the MPs provided the regulation in connection with the intervention of the granting authority in the concessions as well as the renewal of the electric energy generation, distribution and transmission concessions, respectively.

•                           In 2016, two Provisional Measures were enacted by the Brazilian Government, namely MP 706, dated as of December 28, 2015 and MP 735, dated as of June 22, 2016. Both of them were approved, but only MP 706 was converted into Law No. 13,299, dated as of June 21, 2016. Especially for the distribution sector, such acts are of major relevance as they give special treatment to the distribution concessions located in the regions not integrated to the National Interconnected Grid — SIN yet. Such measures aimed to create a new regulatory framework capable to provide more sustainable financial conditions to such concessions to meet their outstanding duties with their fuel suppliers and, therefore, create a more favorable environment to potential investors on the National Privatization Program — PND. Nonetheless, as such acts provide for some kind of special treatment to part of the distribution companies and also authorize the utilization of the CDE funds to cover the fuel debts of the concessionaires, we cannot guarantee that they would not have their legality/constitutionality challenged by other agents of the industry who might be adversely impacted, including the consumers and other concessionaires which will not benefit from the legal measures.

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

The concessions for the Sobradinho and Itumbiara hydroelectric plants are an exception to Law No. 12,783 and were renewed pursuant to Law No. 13,182. Accordingly, these concessions are not subject to the quote allocation system through February 9, 2022, when these concessions will gradually transition to the quota allocation system. For further information see “Item 3.D, Risk Factors — The amount of any payments to be received following the renewal of our transmission concessions may not be sufficient to cover our investments in these concessions. Further, we cannot estimate when and on what terms indemnifications in respect of generation concessions will be made.”

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

•                           Self-Producer (Autoprodutor): For the renewal of the concession the Self-Producer will be deemed to provide additional payment for the use of the public assets which will be used by the Brazilian Government to reduce the energy tariff charged to consumers;

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

•                           Power Distribution: The renewal is subject to specific conditions set forth in Decree No. 8,461 that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783. The renewal of distribution concessions pursuant to Decree No. 8,461 requires that concession holders meet certain criteria for: (i) the quality of the distribution services provided, and (ii) the compliance with certain financial ratios. The concessions that are not renewed in accordance with the terms and conditions established by Law No. 12,783 will revert to ANEEL at the maturity of the existing concession. Any concessions reverted to ANEEL will be subject to a new bidding procedure conducted by ANEEL pursuant to Law No. 8,666/1993. As a result of the bidding procedure, the generation, transmission or distribution assets will be granted to a concessionaire for a maximum period of 30 years. The concession holder will remain responsible for rendering public services, under the terms and conditions set forth in Law No. 12,783, until the new concession holder takes over the relevant distribution assets. In December 2015, CELG-D renewed its distribution concession for a further 30 years and on February, 2017 we signed the sale agreement of CELG-D with Enel Brasil S.A. On July 22, 2016, our shareholders decided not to renew some of our distribution concessions in the Brazilian North and Northeast regions, namely those concessions held by: CEPISA; CEAL; Eletroacre; CERON; Boa Vista Energia; and Amazonas D.  As a result of our decision to not renew such concessions, they shall be rebidded in the near future. According to the new rules established by the Provisional Measure No. 735, for the bid of the concessions under its direct or indirect control, the Brazilian Government is also authorized to transfer the control of the companies. In addition to that, for these specific concessions, the Granting Authority is also authorized, as its own discretion and within the first 5 (five) years of the concession agreement, to defer the obligations undertaken by the new services provider upon the execution of an amendment to the agreement.

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

ANEEL and MME are responsible for determining the value of the non-amortized investments within these energy concessions to be renewed. As of December 31, 2015, we received the full amount for the first tranche of indemnification payments made pursuant to Law No. 12,783. This amounted to R$14.4 billion, using values from December 2012.

Indemnification payments claimed for generation assets in accordance with Normative Resolution ANEEL 596/2013:

	Amount accounted for	Amount requested	Amount approved by ANEEL
	(millions of reais) — R$
Eletronorte	—	—	—
Chesf	487	4,802	—
Furnas	995	1,311	—
Eletrosul	—	—	—
Total	1,482	6,113	—

The table below shows amounts requested to ANEEL for the second tranche of indemnification payments made pursuant to Law No. 12,783, which totaled R$20.3 billion as of December 31, 2017. It also shows the compensation payments claimed for transmission assets related to the RBSE, held on May 31, 2000, and other RPC, not depreciated and not amortized, as per the second paragraph of Article 15 of Law No. 12,783, which totaled R$38.2 billion as of December 31, 2017.

	Amount requested	Amount approved by ANEEL	Network Historical Balance (Previously Accounted)	Amount received	VNR Update — IPCA and remuneration accounted	Account Balance of December 31, 2017
	(millions of reais) — R$
Eletronorte	2,926	2,579	1,733	(482)	4,294	5,545
Chesf	5,627	5,092	1,187	(975)	10,657	10,869
Furnas	10,699	9,000	4,530	(1,556)	16,705	19,679
Eletrosul	1,061	1,007	520	(243)	1,867	2,144
Total	20,313	17,678	7,970	(3,256)	33,523	38,237

On April 20, 2016, the MME published Ordinance No. 120, which regulates the conditions for receiving the credits related to the RBSE, held on May 31, 2000, and other Transmission Facilities — RPC, not depreciated and not amortized, as per the second paragraph of Article 15 of Law No. 12,783. According to MME Ordinance No. 120/2016, the remuneration of these assets will be as follows:

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

Accordingly, on December 31, 2017, we estimated the adjusted value of those credits, considering the conditions of the MME Ordinance No. 120/2016 and recorded such estimates in our accounting records in 2017.  On December 31, 2017, we accounted for R$38.2 billion to be received in relation to the RBSE assets. Regarding the compensation for the generation segment,  ANEEL and MME have not yet approved the final figures and payment conditions.

On December 31, 2017, we had accounted for R$38.2 billion as RBSE — Financial Assets, relating to transmission assets.

In relation to potential reimbursement for generation assets, as ANEEL has not yet defined how, when and under what conditions those assets shall be reimbursed, we have not accounted for any remuneration higher than the historical cost basis.

(ii)           Tariff-reduction

According to Law No. 12,783, the tariff reduction will be the result of: (i) the reduction of the sector charges, such as the CCC Account, the CDE Account and the RGR Fund; (ii) the new calculation of tariffs and RAPs of the renewed concessions as mentioned above; and (iii) investments provided by the Brazilian Government.

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

The Brazilian Government announced on March 13, 2014 certain measures to assist distribution companies to face these unexpected higher costs and expenses during the period between February to December 2014, namely: (i) an electricity commercialization auction held by ANEEL and MME on April 2014, to off-set the power contracting deficit of power distribution companies; and (ii) a financial contribution by the National Treasury of R$11.2 billion, through the CDE account.

The Brazilian Government also allowed CCEE to enter into financial transactions in the amount of up to R$17.8 billion to assist distribution companies. Accordingly, the Brazilian Government issued Decree No, 8,221, dated April 1, 2014, creating the Regulated Market Account (Conta no Ambiente de Contratação Regulada or “CONTA-ACR”) which will receive the funding required for hiring and payment of financial obligations. With the purpose to make payments related to the financing contracted by CCEE, distribution companies shall, after the 2015 tariff review cycle, transfer specific amounts defined by ANEEL to CDE.

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

Principal Authorities

Ministry of Mines and Energy

MME is the Brazilian Government’s primary regulator of the power industry acting as the granting authority on behalf of the Brazilian Government, empowered with policy-making, regulatory and supervising capacities. The Brazilian Government, acting primarily through MME, will undertake certain duties that were previously under the responsibility of ANEEL, including drafting guidelines governing the granting of concessions and the issuance of directives governing the bidding process for concessions relating to public services and public assets.

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

One of the principal roles of CCEE is to conduct public auctions on the Regulated Market, see “— The Electricity Regulatory Law; the Free Market and the Regulated Market — The Regulated Market.” In addition, the CCEE is responsible, among other things, for: (i) registering all the energy purchased through CCEARs, and the agreements resulting from market adjustments and the volume of electricity contracted in the Free Market, see “ — The Electricity Regulatory Law; the Free Market and the Regulated Market — The Free Market;” and (ii) accounting and clearing of short-term transactions.

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

Energy Industry Monitoring Committee

The Electricity Regulatory Law authorized the creation, under Federal Decree No. 5,175 of August 9, 2004, of the Comitê de Monitoramento do Setor Elétrico (Energy Industry Monitoring Committee or “CMSE”), which acts under the direction of MME. The CMSE is responsible for monitoring the supply conditions of the system and for proposing preventive action (including demand-related action and contracting for a supply-side reserve) to restore service conditions where applicable.

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

Additionally, we continue to support the evaluation studies of the Arco Norte Project in the Amazon region, a transmission system with approximately 1,900 km in length that aims to transfer energy to be generated by new generation projects between Brazil, Guyana, Suriname and French Guiana.

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

The Electricity Regulatory Law; the Free Market and the Regulated Market

The Electricity Regulatory Law introduced material changes to the regulation of the power industry with a view to: (i) remedying the deficiencies in the Brazilian electric system and (ii) creating incentives to ensure growth in the electrical energy sector to support Brazilian economic and social development. Through this law, legislators attempted to protect the distribution concessionaires’ captive consumers and to make low cost electrical energy continuity, which has a minimal environmental impact. The key features of the Electricity Regulatory Law included:

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

The Electricity Regulatory Law excluded us and our subsidiaries Furnas, Chesf, Eletronorte, Eletrosul, Electronuclear, and CGTEE from the National Privatization Program, which is a program created by the Brazilian Government in 1990 with a view to promote the privatization process of state-owned companies. However, in December 2017, after changes in the Brazilian regulatory framework, these companies ceased to be excluded from the National Privatization Program.

Currently, we, our subsidiaries Furnas, Chesf, Eletronorte, Eletrosul, Electronuclear, and CGTEE and all our distribution companies are included in the Investments Partnership Program of the Presidency of the Republic (Programa de Parceria de Investimentos da Presidência da República or “PPI”). The distribution companies are expected to be privatized by July 31, 2018.

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

In the event all or a relevant portion of the Electricity Regulatory Law is determined unconstitutional by the Brazilian Supreme Court, the regulatory scheme introduced by the Electricity Regulatory Law may lose its effectiveness, generating uncertainty as to how the Brazilian Government will define the rules for the electrical energy sector. Considering that we have already purchased virtually all of our electricity needs through our subsidiaries both in the ACR and ACL and that the pass through to tariffs of such electricity is expected to continue to be regulated by the regime predating the Electricity Regulatory Law, irrespective of the outcome of the Supreme Court’s decision, we believe that in the short term, the effects of any such decision on our activities should be relatively limited. The exact effect of an unfavorable outcome of the legal proceedings on us and the electricity industry as a whole is difficult to predict, but it could have an adverse impact on our business and results of operations even in the short term (see “Item 3.D, Risk Factors — Risks Relating to the Brazilian Power Industry”).

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

According to Decree No. 9,143/2017, Electricity public auctions for new generation projects are held: (i) six years before the initial delivery date (referred to as “A-6” auctions); (ii) five years before the initial delivery date (referred to as “A-5” auctions); (iii) four years before the initial delivery date (referred to as “A-4” auctions); and (iv) three years before the estimated initial delivery date (referred to as “A-3” auctions). Decree No. 9,143/2017 also established that, whenever there is a clear need of the distribution concessionaires, ANEEL shall organize at least one A-3 Auction or a A-4 Auction and one A-5 Auction or a A-6 Auction per year. Electricity auctions from existing power generation facilities are held (i) five years before the initial delivery date (referred to as “A-5” auctions); (ii) four years before the initial delivery date (referred to as “A-4” auctions); (iii) three years before the estimated initial delivery date (referred to as “A-3” auctions); (iv) two years before the estimated initial delivery date (referred to as “A-2” auctions); (v) one year before the estimated initial delivery date (referred to as “A-1” auctions) and/or (vi) the same year of the estimated initial delivery date (referred to as “A” auctions). Moreover, ANEEL may also organize energy auctions dedicated to alternative energy sources, held: (i) six years before the initial delivery date (referred to as “A-6” auctions); (ii) five years before the initial delivery date (referred to as “A-5” auctions); (iii) four years before the initial delivery date (referred to as “A-4” auctions); (iv) three years before the estimated initial delivery date (referred to as “A-3” auctions); two years before the estimated initial delivery date (referred to as “A-2” auctions); one year before the estimated initial delivery date (referred to as “A-1” auctions). As an exception, whenever CNPE enacts a particular resolution approved by the Brazilian Republic President, ANEEL may organize a dedicated auction to all power generation facilities indicated in this CNPE resolution, varying from: (i) seven years before the initial delivery date (referred to as “A-7” auctions); (ii) six years before the initial delivery date (referred to as “A-6” auctions); and (iii) five years before the initial delivery date (referred to as “A-5” auctions). Additionally, the Brazilian Government, directly or indirectly through ANEEL, carries out public auctions for the sale of electrical energy to energy distributors to allow distributors to adjust their volume of electrical energy as necessary to meet their customers’ demands, or Market Adjustments.

The public auctions are prepared by ANEEL in compliance with guidelines established by MME, including the requirement to use the lowest bid as the criteria to determine the winner of the auction.

Each generation company that participates in the auction must execute a contract for purchase and sale of electricity with each distribution company in proportion to the distribution companies’ respective estimated demand for electricity. The CCEARs for “A-6”, “A-5”, “A-4” and “A-3” auctions have a term of between 15 and 30 years, the CCEARs for alternative energy sources have a term between 10 and 30 years, and the CCEARs for existing power generation facilities have a term between one and 15 years. The CCEARs for “A” auctions have a term between one to 15 years. The CCEARS for alternative energy sources are between 10 and 30 years. The only exception to these rules relates to the market adjustment auction, in which the generation and the distribution companies will enter into two-year bilateral agreements that must be registered with ANEEL and CCEE.

The regulations also establish a pass-through tariff mechanism called Annual Reference Value, which limits the amounts of electric energy acquisition costs that can be passed through to final consumers. The Annual Reference Value corresponds to the weighted average of the electricity prices in the “A-6”, “A-5”, “A-4” and “A-3” auctions, calculated for all distribution companies.

The Annual Reference Value (“VR”) creates an incentive for distribution companies to contract for their expected electricity demand, based on a new formula, introduced by Decree No. 9,143/2017. ANEEL allows companies to pass on their electrical energy acquisition costs to final consumers pursuant to the following criteria: (i) in the A-6 and A-5 new generation projects auctions, companies are permitted to pass on all costs to consumers; (ii) in the A-4 and A-3 auctions companies are permitted to: (a) pass all acquisition costs for energy acquired in A-5 auctions up to 2% of the difference between the energy acquired in A-4 and A-3 auctions during the year and the distributor’s energy requirements; and (b) pass of the lowest value between the weighted average acquisition value of energy of “A-6” and “A-5” and between the weighted average acquisition value of energy of “A-4” and “A-3”; (iii) in auctions from existing power generation facilities, companies are permitted to pass on all costs to consumer; (iv) in the Market Adjustments auctions and in the acquisitions of energy directly from a generation plant connected to the distributors’ electric system (except as set forth in law), companies are permitted to pass on all costs up to the Annual Reference Value to consumer; and (v) in the alternative energy source auctions and others determined by the Brazilian Government, companies are permitted to pass on all costs to consumer.

ANEEL maintains the economic value of the Annual Reference Value by adjusting the Annual Reference Value pursuant to the monetary adjustment index agreed upon in the CCEARs.

The Electricity Regulatory Law establishes the following limitations on the ability of distribution companies to pass through costs to consumers:

•                           No pass-through of costs for electricity purchases that exceed 105.0% of actual demand;

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

Electrical Energy Trading Convention

ANEEL Resolutions No. 109, of October 26, 2004, No. 210, of February 24, 2006 and No. 637, of December 5, 2014 (amended by Resolution No. 734, of September 6, 2016), are the most relevant regulation that govern the Convenção de Comercialização de Energia Elétrica (the Electrical Energy Trading Convention) which regulates the organization and functioning of CCEE and the electrical energy trading conditions and defines, among others: (i) the rights and obligations of CCEE agents; (ii) the penalties to be imposed on defaulting agents; (iii) the means of dispute resolution; (iv) trading rules in the Regulated and Free Markets; and (v) the accounting and clearing process for short-term transactions.

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

With the publication of Decree nº 9.022/17, which regulated Law 13.360/16, the budget and management of the CDE Account, the CCC Account and the RGR Fund would be under our responsibility until April 30, 2017 or until ANEEL’s decision to certify the transfer of these liabilities to CCEE.

On April 18, 2017, ANEEL issued the Dispatch No. 1,079 establishing that we and CCEE shall carry out the transition of the CDE Account, the RGR Fund and the CCC Account from Eletrobras to CCEE, in accordance with the schedule included in Annex I of said Dispatch, until May 3, 2017. Therefore, as of May 1, 2017, CCEE became the administrative and financial manager of the sectoral funds CDE Account, the RGR Fund and the CCC Account.

The Free Market

The Free Market covers freely negotiated electricity sales between generation concessionaires, Independent Power Producers, self-generators, energy traders, importers of energy and free consumers. The Free Market also includes bilateral contracts between generators and distribution companies entered into before the enactment of the Electricity Regulatory Law, until they expire. Upon expiration, new contracts must be entered into in accordance with the Electricity Regulatory Law guidelines, which only allows the distribution companies to negotiate power within the regulated market.

The guidelines provide for extended notice periods to assure that, if necessary, the construction of cost-efficient new generation could be finalized in order to supply the re-entry of free consumers into the Regulated Market. State-owned generators may sell electricity to free consumers, but as opposed to private generators, they are obligated to do so through a public process that guarantees transparency and equal access for all interested parties.

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

The law assures suppliers and their respective consumers’ free access to the grid subject to the payment of tariffs for the use of the electric power grids and connection costs. All regulatory charges to which captive consumers are subject are added to these tariffs in order to assure fair and equal treatment between captive and free consumers.

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

In accordance with paragraph one, Article 31 of the Electricity Regulatory Law, we and our subsidiaries Furnas, Chesf, Eletronorte, Eletrosul, Electronuclear, and CGTEE were excluded from the National Privatization Program. Accordingly, we were not subject to the limits and conditions imposed on the participation of agents in the activities of the electricity sector, in accordance with ANEEL Resolution No. 278/2000, which is aimed at achieving effective competition between agents and preventing a concentration in the services and activities undertaken by agents within the electricity sector.

On November 10, 2009, ANEEL issued Resolution No. 378, which revoked and replaced Resolution No. 278/2000 and established that ANEEL, upon identifying an act that may result in unfair competition or in significant control of the generation, transmission and distribution markets, must notify the Secretary of Economic Law (Secretaria de Direito Econômico or “SDE”) of the Ministry of Justice, pursuant to art. 54 of Law No. 8,884 of June 11, 1994. After notification, the SDE must inform the antitrust authority, the CADE. If necessary, the SDE will require ANEEL to analyze potential infractions under Resolution No. 378, while CADE must determine any applicable punishment, which may vary from pecuniary penalties to the dissolution of the company, pursuant to articles 23 and 24 of the abovementioned law.

Although the legislation currently in force does not provide for specific thresholds for the identification of market concentration, as we hold a participation in the Brazilian market equivalent to 27.3% of the total installed capacity of the country, our activities are under constant supervision by the regulators and we are requested, on a regular basis, to update our corporate chain and investments, as well as to detail our activities and influence in the Brazilian electricity market.

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

Electricity distribution companies are also entitled to revisions (revisão periódica) every five years. These revisions are aimed at: (i) assuring that revenues are sufficient to cover Parcel B operating costs and that adequate compensation for essential investments for the services within the scope of each such company’s concession; and (ii) determining the “X factor,” which is an efficiency factor based on three components: (a) expected gains of productivity from increase in scale; (b) evaluations by consumers (verified by ANEEL); and (c) labor costs.

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

In addition, concessionaires of electricity distribution are entitled to extraordinary review (revisão extraordinária) of tariffs, on a case by case basis, to ensure their financial equilibrium and compensate them for unpredictable costs, including taxes, that significantly change their cost structure.

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

Finally, ANEEL launched a Public Hearing to discuss with the industry the necessary changes in the calculation methodology of the distribution tariffs applicable to the renewed concessions, through Public Consultation No. 32/2017, which established the regulatory tariff parameters of Amazonas Distribuidora de Energia, Boa Vista Energia, Companhia de Eletricidade do Amapá, Companhia de Energia Elétrica de Alagoas, Companhia de Energia do Piauí, Centrais Elétricas de Rondônia and Companhia de Eletricidade do Acre, as per Resolution No. 2,349, of November 28, 2017. New concession agreements may change the regulatory tariff parameters defined by Resolution No. 2,349/2017.

ANEEL enacted, on September 13, 2016, a resolution to establish the conditions that will guarantee the continuity of the services rendered by the utilities companies located in the North and Northeast of Brazil in the context of the termination of such concessions. The services will be temporarily rendered by Distribution Companies of Eletrobras and the established conditions include the normalization of the transference of sectorial funds, adjustment and review of the tariffs in order to guarantee tariff coverage, and access to loans from Global Reversal Reserve (Reserva Global de Reversão).

For a further discussion on the proposed sale or dissolution of the distribution companies, see “Item 3, Risk Factors — Risks Relating to our Company —We plan to sell or liquidate our six distribution subsidiaries located in the Northeast region of Brazil by July 31, 2018.

Incentive Programs for Alternative Sources of Electricity

Thermoelectric Priority Program

In 2000, a federal decree created the Thermoelectric Priority Program or “PPT” (the Programa Prioritário de Termeletricidade), for purposes of diversifying the Brazilian energy matrix and decreasing its strong dependency on hydroelectric plants. The benefits granted to thermoelectric plants under the PPT include: (i) guaranteed gas supply for 20 years; (ii) assurance that costs related to the acquisition of the electricity produced by thermoelectric plants will be transferred to tariffs up to a normative value determined by ANEEL; and (iii) guaranteed access to a BNDES special financing program for the power industry.

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

Regulatory Charges

Global Reversal Reserve Fund

In certain circumstances, power companies are compensated for assets used in connection with a concession if the concession is eventually revoked or is not renewed. In 1971, the Brazilian Congress created a Global Reversal Reserve Fund or “RGR Fund” (a Reserva Global de Reversão) designed to provide funds for such compensation. In February 1999, ANEEL revised the assessment of a fee requiring all distributors and certain generators operating under public service regimes to make monthly contributions to the RGR Fund at an annual rate equal to 2.5% of the company’s fixed assets in service, but not to exceed 3.0% of total operating revenues in any year. In recent years, no concessions have been revoked or have failed to be renewed, and in recent years the RGR Fund has been used principally to finance generation and distribution projects. With the introduction of MP No. 517/2010, the RGR Fund is scheduled to be phased out by 2035, and ANEEL is required to revise the tariff so that the consumer will receive some benefit from the termination of the RGR Fund. In accordance with Law No. 12,783, distribution concessions, transmission concessions granted after September 12, 2012 and all renewed generation and transmission concessions are no longer required to pay RGR charges as of January 1, 2013.  Following the enactment of Law No. 12,783, funds from the CDE Account are now the main funds of the CCC Account. CCEE is now responsible for the management of the RGR Fund (started on May 2017), according to MP 735/16, converted into Law 13.360, of 2016.

Public Use Fund

The Brazilian Government has imposed a fee on Independent Power Producers reliant on hydrological resources, except for Small Hydroelectric Power Plants, similar to the fee levied on public industry companies in connection with the RGR Fund. Independent Power Producers are required to make contributions to the Public Use Fund or “UBP Fund” (the Fundo de Uso de Bem Público) according to the rules of the corresponding public bidding process for the granting of concessions. We received the UBP Fund payments until December 31, 2002. All payments to the UBP Fund since December 31, 2002 are paid directly to the Brazilian Government.

Fuel Consumption Account

Distribution companies, and generation companies that sell directly to final consumers, must contribute to the Fuel Consumption Account or “CCC Account” (the Conta de Consumo de Combustível). The CCC Account was created in 1973 to generate financial reserves to cover elevated costs associated with the increased use of thermoelectric energy plants, in the event of a rainfall shortage, given the higher marginal operating costs of thermoelectric energy plants compared to hydroelectric energy plants. In February, 1998, the Brazilian Government provided for the phasing out of the CCC Account. Subsidies from the CCC Account have been phased out over a three-year period beginning in 2003 for thermoelectric energy plants constructed prior to February 1998 and belonging to the

Interconnected Power System. Thermoelectric plants constructed after that date will not be entitled to subsidies from the CCC Account. In April 2002, the Brazilian Government established that subsidies from the CCC Account would continue to be paid to those thermoelectric plants located in isolated regions for a period of 20 years in order to promote generation of electricity in those regions.

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

Pursuant to Law 13,360/2016, regulated by Decree No. 9,022/2017, and ANEEL Ordinance No. 1,079/2017, CCEE became responsible for the budget and management of the CDE Account, the CCC Account and the RGR Fund as of May 1, 2017.

Energy Development Account

In 2002, the Brazilian Government instituted the Energy Development Account or “CDE Account” (Conta de Desenvolvimento Energético), which is funded through annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL and, since 2003, the annual fees to be paid by agents offering electricity to final consumers, by means of a charge to be added to the tariffs for the use of the transmission and distribution systems. These fees are adjusted annually. The CDE Account was created to support the: (i) development of electricity production throughout the country; (ii) production of electricity by alternative energy sources; and (iii) universalization of energy services throughout Brazil. The CDE Account will be in effect for 25 years and is regulated by ANEEL and as of May, 2017, the CDE Account will be managed by CCEE, under Law No. 13,360.

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

Pursuant to Law 13,360/2016, regulated by Decree No. 9,022/2017 and the ANEEL Ordinance No. 1,079, of April 18, 2017, the responsibility for the budget, management and movement of the Energy Development Account (CDE), the Fuel Consumption Account (CCC) and the Global Reversal Reserve (RGR) was transferred to the Electricity Trading Chamber - CCEE as of May 1st, 2017. In view of the foregoing, and as described in the vote in said order, CCEE, as of May 1, 2017, became the administrative and financial manager of the Sectoral Funds CDE, CCC and RGR.

Pursuant to Law 13,360/2016, regulated by Decree No. 9,022/2017, and ANEEL Ordinance No. 1,079/2017, CCEE became responsible for the budget and management of the CDE Account, the CCC Account and the RGR Fund as of May 1, 2017.

Electricity Reallocation Mechanism

The energy reallocation mechanism (Mecanismo de Realocação de Energia) provides financial protection against hydrological risks for hydro-generators according to energy commercialization rules in effect, to mitigate the shared hydrological risks that affect the generators and assure the optimal use of the hydroelectric resources of the Interconnected Power System.

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

Electric Power Services Supervision Fee — TFSEE

ANEEL also the Electric Power Services Supervision Fee (TFSEE), which is a supervision fee from electric power services agents and concessionaires pursuant to Law No. 9,427 of December 26, 1996, as amended by Law No. 12,111 of December 9, 2009, and Law No. 12,783. The TFSEE is charged at the rate of 0.4% of the annual economic benefit posted by the agent or concessionaire. The economic benefit is determined based on the installed capacity of authorized generating and transmitting concessionaires or on annual sales income posted by distribution concessionaires. This fee is collected by ANEEL in twelve monthly installments.

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

Emergency Capacity Charge (ECE)

ECE was created as provided for in Article 1 of Law No. 10,438 of April 26, 2002, as amended by Law No. 12,212 of January 20, 2010. It is assessed proportionally to the final individual total consumption of all consumers served by the Interconnected Power System and classified as a specific tariff charge. ANEEL ruled that its basis would be the cost of contracting generating capacity or voltage estimated by Comercializadora Brasileira de Energia Emergencial (“CBEE”) in any given year.

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

Regarding Eletrobras, many of the requirements set out in the Law of Government-Controlled Companies relating to the disclosure of technical and financial reports, as well as to the audit and internal control structure, were met by the company and were reviewed by the Board of Directors in order to strengthen and improve our governance structure, which already could be seen in our elections for the Board of Directors, which fully complied with the criteria for appointment of members and the percentage of participation of independent members set forth in the rule. Eletrobras also proposed amendments to its bylaws to comply with the Law of Government-Controlled Companies.

We finalized the required adjustments established by the law for the adaptation of government-controlled companies to the new requirements.

C. Organizational Structure

As of December 31, 2017, we operated generation, transmission and distribution activities in Brazil through the following thirteen regional subsidiaries, Itaipu and 175 SPEs and non-controlling interests in 25 companies:

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

•                           Eletronuclear, which owns and operates two nuclear plants, Angra I and Angra II, and is constructing a third, Angra III;

•                           Amazonas D, which engages in distribution in the State of Amazonas. Amazonas Energia operates an area that, until March, 2008, was operated by Ceam, which was previously directly held by us but no longer exists as a standalone operating company;

•                           Amazonas GT: which engages in generation and transmission activities in the State of Amazonas;

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

Moreover, we also hold a majority interest in Eletrobras Eletropar, a holding company that holds minority interests in the following four Brazilian distribution companies: (i) AES Eletropaulo Metropolitana de Eletricidade de São Paulo S.A — AES Eletropaulo; (ii) Energias do Brasil S.A. — Energias do Brasil; (iii) Companhia de Transmissão de Energia Elétrica Paulista — CTEEP; and (iv) Empresa Metropolitana de Águas e Energia S.A. — EMAE. Eletropar also holds a majority interest in Eletronet S.A.

The following organizational chart shows our summarized shareholder structure and subsidiaries as of the date of this annual report (we also have minority shareholdings in 25 utility companies throughout Brazil, not indicated in this chart):

In December 2017 and as provided in the PDNG 2017-2021, Eletrosul transferred to Eletrobras, on an irrevocable and irreversible basis, 99.99% of its common shares of the SPEs Windfarms Chuí IX, Hermenegildo I, II and III and, as consideration and on the same date, Eletrosul transferred to Eletrobras 605,788,000 common shares and 29,400,000 preferred shares of SPE Santa Vitória do Palmar Holding.

The table below indicates the transfer value of each SPE, which was written off of the balance of debt that Eletrosul has with Eletrobras.

SPEs transferred on December 29, 2017

(R$ thousand)
Chui Holding	410,056
Santa Vitoria Holding	176,437
Hermenegildo I	121,704
Hermenegildo II	128,619
Hermenegildo III	88,429
Chui IX	31,785
Total	957,029

On December 31, 2017, Eletrobras opted to participate in Energisa MT’s tender offer which took place on January 16, 2018. Eletrobras sold back to Energisa SA 1,168,717 common shares and 30,945,402 preferred shares, at the price of R$8.60 per share, totalling 32,114,119 shares, equivalent to R$276,181 thousand.

As a second step, Eletrobras sold 10,255,310 of Energisa MT’s preferred shares at Energisa MT’s tender offer in February 2018 at the price of R$8.63 (R$8.60 restated by the SELIC Rate up to that date) for each type of share, totalling R$88,503,325.30. The financial settlement occurred on February 7, 2018.

After this sale, Eletrobras’ owns 940,000 common shares and 3,559,000 preferred shares in Energisa MT, which corresponds to 1.28% and 2.55% of the share capital, respectively, totalling 4,499,000 shares, 2.11% of Energisa MT’s total share capital.

Eletropar participated in the tender offer of common shares issued by CPFL Energia S.A. to sell its interest. The tender offer was held in November 2017, and Eletropar sold all the 1,802,104 shares it owned in CPFL and received proceeds of R$49.9 million.

D. Property, Plant and Equipment

Our principal assets consist of hydroelectric generation plants and transmission networks which are located all over Brazil. The book value of our total property, plant and equipment as of December 31, 2017, December 31, 2016 and December 31, 2015 was R$27,966 million, R$26,813 million and R$29,547 million, respectively. As a result of the existing large hydroelectric power capacity still available in Brazil, we believe hydroelectric energy will continue to have a prominent role in providing for the growth in consumption of electrical energy.

E. Compliance

In accordance with our Code of Ethics and Conduct, we do not tolerate corruption or other any illegal business practices of our employees, contractors or suppliers, and, accordingly, we have undertaken the corporate governance and compliance initiatives described in this annual report.

In 2016, Eletrobras has improved through the Compliance Department its Compliance Program with the implementation of the Eletrobras 5 Dimensions Program, with the objective of strengthening the company’s internal controls, including its subsidiaries. The program’s set of activities seeks to achieve compliance with legal and regulatory standards and avoid, detect and treat any deviation or nonconformity that may be identified. This initiative is in compliance with international corporate governance standards and laws and regulations, including the U.S. Sarbanes-Oxley Act of 2002, the FCPA, the Brazilian Anticorruption Law, Law of Government-Controlled Companies, rules and guidelines issued by the SEC, CVM, the IBGC and the OECD, among others. A summary of our material weaknesses and remediation program is discussed in Item 15 of this annual report.

The structure of the “Eletrobras 5 Dimensions Compliance Program” is based on five elements that constitute the basis for developing a culture of integrity within the company, as shown in the following image:

Each element of the “Eletrobras 5 Dimensions Compliance Program” has a set of activities with different characteristics, including:

1.             Development of the Management Environment for the Compliance Program — The commitment of our senior management and managers to promoting a culture of compliance with anti-corruption laws — starting at the top and providing regular training for our employees and suppliers. In addition to carrying out an Internal Investigation as further described below, we replaced our entire

Board of Directors, hired a new CEO, created and filled an executive officer position for a Risk Management and Compliance Officer and worked with our independent Compliance Department to help coordinate compliance activities across our subsidiaries. The Risk Management and Compliance Officer oversees the implementation of the Eletrobras 5 Dimensions Compliance Program and liaises with the compliance managers of each subsidiary on a weekly basis.

2.             Periodic Analysis of the Risk Matrix — We prepared a Fraud and Corruption Risks Matrix (Matriz de Riscos de Fraude e Corrupção) for Eletrobras’ companies in 2017, mapping the risks of fraud and corruption inherent of business and any specificities considering that the Eletrobras’ companies are controlled by the government and may be the damaged party, as well as be liable for committing an illicit when dealing with other entities that are also part of the govern’s administration. Based on the Fraud Risk Assessment (FRA) model, the risk identification and assessment process followed the steps of the corporate scenario assessment, risk benchmarking, and interviews with key corporate personnel. One hundred and twenty-two (122) risks were identified and divided into three (3) pillars, subdivided into 23 (twenty-three) subcategories, according to the nature and content of each risk. Subsequently, techniques for risk analysis and classification were applied, which will allow us to prioritize by level of criticality and develop mitigating actions to direct efforts to the most critical issues as determined by our management.

In parallel, with a specific focus on third parties, Eletrobras developed a methodology to classify the level of fraud and corruption risk of its suppliers, establishing the concept of critical suppliers under an analysis of their ethics and integrity, to act in a preventive manner by means of monitoring actions.

3.             Structure and implementation of policies and procedures of our compliance program — In order to consolidate the guidelines established by our Compliance Program considering its maturity stage, relevant issues in the context of enhancement of compliance have been included in specific documents that establish to stakeholders the principles and guidelines accepted by Eletrobras’ companies. Set forth below are the main documents of the Compliance Program of Eletrobras’ companies:

•                  Anticorruption Policy aiming to reinforce Eletrobras’ companies’ commitment with ethics and integrity in their internal and external relations, as well as establishing guidelines to ensure that the members of their governing bodies (councils and board of directors), employees, representatives and third parties comply with the requirements of applicable anticorruption laws and that the highest standards of legality and transparency are adopted while conducting business;

•                  Conflict of Interests Policy aiming to establish guidelines to members of governance bodies, employees, representatives and third parties on how to proceed in situations that may involve conflicts of interest, in order for them to maintain a behave based on ethical and integrity principles, in accordance with Eletrobras companies’ values.

In addition, some of the company’s documents now provide for a corporate integrity criteria to ensure that the Compliance Program is effectively applied and complied within the company’s activities subject to a higher risk of fraud and corruption. In this regard, we highlight the inclusion of a supplier integrity assessment as one of the guidelines of the New Tenders and Contracts Rules of Eletrobras’ companies (Novo Regulamento de Licitações e Contratos das Empresas Eletrobras). In addition, the suppliers’ commitment to integrity has been included in the Supply Logistics Policy for Eletrobras’ companies (Política de Logística de Suprimento das Empresas Eletrobras) and in the Supplier’s Conduct Guide (Guia de Conduta do Fornecedor). Also, we reviewed our Sponsorship Policy (Política de Patrocínios) and our Representative Nomination Policy (Política de Indicações de Representantes) to include integrity aspects in our relationship with these third parties.

It is also worth noting that in 2017 the Consequences Policy of Eletrobras’ companies (Política de Consequências das Empresas Eletrobras) was approved. Such policy aims to instruct the application of measures in relation to actions and conduct in disagreement with the Eletrobras Code of Ethics and Conduct (Código de Ética e de Conduta das Empresas Eletrobras), the Compliance Program of Eletrobras’ companies (Programa de Integridade das Empresas Eletrobras) and internal and legal standards. This policy is part of the new centralized complaint management and treatment process established at Eletrobras’ companies.

4.             Effective Communication and training — In 2017, we conducted a series of activities aiming to strengthen the ethics culture, among which we highlight:

•                  “Ethics and Integrity” training offered online to all Eletrobras companies’ employees, addressing integrity’s key elements. A total of 20,640 (twenty thousand six hundred and forty) employees participated on the training, which represents to 88% of Eletrobras’ employees;

•                  Eletrobras’ Board of Directors’ and Board of Executive Officer’s Improvement Program, aiming to develop skills associated to corporate governance and integrity, in accordance with the best market practices;

•                  Training focused on directors and on Eletrobras’ representatives in its subsidiaries and affiliates, with lectures about directors’ responsibilities, corporate governance and integrity.

We also held events such as the Supply Workshop and the Suppliers’ Annual Meeting, where we dealt with specific issues of integrity with Eletrobras companies’ suppliers.

5.             Program monitoring, application of remediation measures and penalties — One of the most important measures taken by Eletrobras to remedy material weakness was the improvement of the Reports’ Management and Treatment (Gestão e Tratamento de

Denúncias) process, based on three guidelines: (i) centralization of the receipt and management of denounces; (ii) outsourcing the whistleblowing channel, that became independent; and (iii) the creation of an Integrity System Committee (Comitê do Sistema de Integridade) with representatives of Eletrobras companies’ for an unified management of reports, centralizing the investigation and the processes of accountability and remediation of complaints.

The Eletrobras companies’ internal audits started to include in their Annual Internal Audit Plan (PAINT) an evaluation of the Compliance Program’s implementation, in order to ensure that the measures are being effective and achieving the expected results. Eletrobras is also periodically evaluated by external oversight bodies, such as the CGU.

Independent Investigation

As a response to allegations of illegal activities appearing in the media in 2015 relating to companies that provide services to our subsidiary Eletronuclear (specifically, regarding the Angra III nuclear power plant), and to certain SPEs in which we hold a minority stake, our Board of Directors hired the law firm Hogan Lovells to undertake an Independent Investigation.

The Independent Investigation was subject to oversight by a commission that was created by our Board of Directors on July 31, 2015. This commission was composed of Ms. Ellen Gracie Northfleet, a retired Federal Supreme Court judge, Mr. Durval José Soledade Santos, former director of the CVM, and the Engineer Mr. Manuel Jeremias Leite Caldas. Mr. Manuel Jeremias Leite Caldas is no longer a member of the Independent Commission and was replaced by Mr. Julio Sergio Cardozo, a well known accounting expert, in July, 2017.

On April 29, 2015, the Federal Police commenced the “Operation Radioactivity” as part of the Lava Jato investigation, which resulted in the imprisonment of a former officer of our subsidiary Eletronuclear. This former officer was sentenced to 43 years in prison for passive bribery, money laundering, obstruction of justice, tax evasion and participation in a criminal organization. On July 6, 2016, the Federal Police commenced “Operation Pripyat”, in which the Federal Police served arrest warrants issued by the 7th Federal Court of the District of Rio de Janeiro against former officers of Eletronuclear who had already been suspended by our Board of Directors as well as other parties. Formal charges of corruption, money laundering and obstruction of justice were filed against these former officers by the Federal Prosecutors office on July 27, 2016. On April 7, 2017, the 7th Federal Court of the district of Rio de Janeiro revoked the provisional arrest order against these officers on the basis that they played a minor part in any possible corruption scheme. We are assisting the prosecution in these criminal proceedings.

The Independent Investigation team has completed the first phase of the investigation designed to identify potential illegal activities that could have an impact on our consolidated financial statements. As part of this first phase, the Independent Investigation discovered overcharges related to fraudulent bids arising from cartels and payment of bribes that would have been paid through certain contractors and suppliers hired since 2008. The financial impacts of these findings were presented in the results of the years ended December 31, 2014 and December 31, 2015.

We continue to implement compliance procedures following the guidance of the Independent Investigation.  As part of the continuation of the Independent Investigation, we are monitoring plea bargain agreements that are made public as well as other information published by the press and any other developments under the Lava Jato investigation.

We, Hogan Lovells and the Independent Commission have been closely monitoring the official  investigations and cooperating with Brazilian and United States authorities, including Brazilian Federal Courts (Justiça Federal); MPF; CVM; CADE, TCU, DoJ, and SEC, among others, and have responded to requests for information and documents from these authorities. In January 2018, we signed another tolling agreement with the SEC and DoJ agreeing to extend the statute of limitations regarding any potential violations.

We have also reviewed material contracts and identified suppliers that had their contracts terminated due to their involvement in the Lava Jato and commenced applicable administrative measures in order to suspend or terminate, when applicable, their contracts with Eletrobras. In April 2017, as a consequence of the plea bargaining agreements entered into by executives of a major Brazilian construction conglomerate, Odebrecht, the Federal Supreme Court requested that investigations should be initiated to investigate the conduct of politicians who were referred to in those agreements. Other investigations may be initiated against individuals who are subject to the jurisdiction of lower courts.

Certain allegations of potential illegal acts were made public in April 2017 with respect to the Santo Antonio project, in which we hold an indirect minority stake through our subsidiary Furnas.

Hogan Lovells, under the direct supervision of the Independent Committee, continue to monitor plea bargain agreements that are made public as well as other information published by the press and development in the Lava Jato investigation. Our management believes the allegations related to the Santo Antonio project made public so far will not impact materially our consolidated financial statements, since we recognized an impairment charge under IAS 36 — Impairment of Assets in an amount sufficient to cover the alleged values.

As a result of the Independent Investigation, we made the necessary adjustments to our financial statements as of and for the years ended December 31, 2014 and 2015.  In 2017 additional findings were recorded. Please see Financial Statements note 4.XI. To determine the financial impact to be recognized in our consolidated financial statements, management took into consideration the conclusions reached and findings identified by the Independent Investigation and the conclusions reached and findings identified to date by the ongoing Lava Jato investigation.

Finally, based on an amended investigation report issued in 2017, the amount of R$122.8 million related to impairment losses recognized by Eletrobras related to its investment under the equity method on the SPE Santo Antonio was reversed in 2017.

The summary of these non cumulative adjustments to the 2017, 2015 and 2014 consolidated balance sheets and consolidated statements of profit or losses are as follows:

	Dec 2015	Dec 2014
Findings of the Investigation
Angra 3	(11,514)	(129,799)
Mauá 3	(4,482)	(62,684)
Simplício	—	(2,644)
	(15,996)	(195,127)

	Dec 2017	Dec 2015	Dec 2014
Balance Sheets
Fixed Assets
Costs	—	(15,996)	(195,127)
Impairment	122,841	11,514	132,443
Equity Method Investments	(122,841)	—	(91,464)
	—	(4,482)	(154,148)

	Dec 2017	Dec 2015	Dec 2014
Statement of profit and loss
Investigation findings	—	(15,996)	(195,127)
Impairment charges (Operating charges)	122,841	11,514	132,443
Results of equity method investments	(122,841)	—	(91,464)
	—	(4,482)	(154,148)

In addition, we have undertaken the following measures:

•                  Analyse measures to seek indemnification from contractors and individuals who have caused us damage, whether due to active corruption, payments of undue advantages to executives of our subsidiaries, or by charging a surcharge on the works carried out by our subsidiaries. We are also analyzing measures to seek damages and holding accountable our former executives who have been convicted under operations Radioactivity and Pripyat.

•                  Implement the Eletrobras 5 Dimensions Compliance Program which includes elaborating, reviewing, implementing and training our employees and suppliers in our policies and procedures, especially those related to management of suppliers, corruption risks and analysis of complaints.

•                  Update our Code of Ethics and Conduct.

•                  Analyze compliance with the requirements of Law No. 13,303/2016 and implement proceedings such as background checks for all our potential officers, directors and members of the Fiscal Council as well as for our subsidiaries and the SPEs in which they, or we, invest.

•                  Provide regular and specific training for certain target members of our staff who are most exposed to the risk of corruption.

•                  Provide ethics and integrity e-learning for all employees, including officers and directors.

•                  Adopt  procedures for the hiring of an independent reporting channel. By implementing the independent reporting channel, we unified the management and analysis of reports for all our companies, as approved by our Board of Directors.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited Consolidated Financial Statements included elsewhere in this annual report.  The information provided in this Item 5 in relation to the consolidated income statements for the years ended December  31, 2016 and 2015 were restated, when applicable, to give effect of the reclassifications fully described in Note 3.1.b.i of our consolidated financial statements.

Overview

Directly and through our subsidiaries, we are involved in the generation, transmission and distribution of electricity in Brazil. Our revenues derive mainly from:

•                           the generation of electricity through our subsidiaries and its sale to electricity distribution companies and free consumers, which in 2017, 2016 and 2015 accounted for R$20,325 million, or 53.66%, R$17,440 million, or 28.91%, and R$17,179 million, or 53.38% of our total net revenues, respectively. In 2017, of R$19,914 million in revenue, R$1,844 million was from operation and maintenance and R$18,070 million was from exploration.

•                           the transmission of electricity, which in 2017, 2016 and 2015 accounted for R$10,126 million, or 26.74%, R$33,544 million, or 55.61%, and R$5,665 million, or 17.38% of our total net revenues, respectively. In 2017, of R$10,126 million in revenue, R$8,684 million was from operation and maintenance and R$1,442 million was from exploration. In 2017, R$4.9 billion (R$ 28.6 billion in 2016) of our transmission revenue is attributable to RBSE payments as further described in “— Principal Factors Affecting our Financial Performance — Transmission RBSE Payment;” and

•                           the distribution of electricity to end consumers, which in 2017, 2016 and 2015 accounted for R$9,598 million, or 25.34%, R$11,897 million, or 19.72%, and R$12,133 million, or 37.7% of our total net revenues.

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

In 2013, there was a change of regime in the revenue framework with respect to renewed generation and transmission concessions requiring the exploration method and the operating and maintenance methods to be separately disclosed pursuant to Law 12,783. For these reasons, as of 2013 companies that renewed generation and transmission concessions pursuant to Law No. 12,783 have received lower tariff payments in relation to these assets than the payments made before Law No. 12,783 was enacted. For renewed generation concessions there is a new business model, pursuant to which the tariff covers just a standard operating and maintenance cost plus a margin of 10%, rather than the non renewed generation concession which the company could sell the generated energy.

Under Law No. 12,783, the Brazilian Government agreed to indemnify Eletrobras and other electricity concessionaires for part of the value of non-amortized investments Eletrobras and other concessionaires made during the term of their concessions. Some of these indemnity payments have been agreed and paid, while others have been estimated for purposes of financial statements based on information available to Eletrobras, see note 2.1 (Public Service Eletric Power Concessions) to our consolidated financial statements.

The shareholders of Eletrobras approved the renewal of generation and transmission concessions under the new law despite the nonrecurring R$10.09 billion write off in our assets on December 31, 2012, and the significant expected negative impact on revenues from the relevant concessions in subsequent periods.

In respect of distribution concessions, in 2015, the Brazilian Government enacted Decree No. 8,461 that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783. The renewal of distribution concessions pursuant to Decree

No. 8,461 requires that concession holders meet certain criteria for (i) the quality of the distribution services provided, and (ii) the compliance with certain financial ratios. The Provisional Measure No. 735/2016 established the possibility that we could transfer our shareholding in the distribution companies, which is further detailed in “Item 5.Investment in Distribution Companies”.

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

Investment in Distribution Companies

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, our shareholders decided not to renew the concession of six distribution companies, CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D and to transfer the control of these distribution companies by December 31, 2017.  In December 2017, during our 169th Extraordinary General Meeting, our shareholders approved to extend the deadline to transfer the control of the six distribution companies by July 31, 2018. The assets (and related liabilities) of CEPISA, CERON and Boa Vista Energia were classified as assets held for sale, in accordance with IFRS 5, in the year ended December 31, 2017.  If we sell all the distribution companies by July 31, 2018, our distribution segment may be classified as discontinued operations, based on IFRS 5 in the future. The effect of the termination of the concessions will impact future periods.

In September 2017, Eletrobras received from BNDES, the managing bank of the National Privatization Fund — FND, studies regarding the privatization model of Eletrobras’ distribution companies.  These studies were analyzed by the Council of the Investment Partnership Program (“CPPI”), which issued CPPI Resolutions nos. 20 and 28 outlining the privatization’s conditions and model.

In December 2017, CPPI issued CPPI Resolution no. 29, which extended our deadline to deliberate on the specific conditions of the transfer of control set out in CPPI Resolution No. 20 by February 8, 2018.  In February 2018, we approved the sale of all shares of CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D, as well as the assumption by Eletrobras of these distribution companies’ rights in the CCC Account and the CDE Account in the total amount of RS$8.4 billion recognized in their respective financial statements considering adjustments through June 30, 2017.

Transmission RBSE Payment

On April 20, 2016, the Ministry of Mines and Energy confirmed, in MME Ordinance No. 120, the basis for us to account for a compensation of R$38.2 billion as of December 31, 2017 (R$36.6 billion as of December 31, 2016) with respect to reimbursements related to our transmission assets existing in 2000. We accounted for this compensation R$7.1 billion as short-term assets and the remaining R$31.1 billion as long-term assets.

Certain associations of energy consumers have legally questioned these increases, claiming that these charges would be improper, especially regarding the compensation for the cost of equity, and that those differences should be paid from public resources, and not passed on to consumers. On April 10, 2017, a partial injunction was granted in favor of these associations in order to exclude the tariff that the associations had to pay in relation to the compensation provided for by Portaria MME No. 120/2016.  However, based on a legal opinion from external counsel, we understand that the decisions rendered to date do not interfere with the right to receive RBSE assets as established by Law No. 12,783 / 2013 and MME Ordinance No. 120/2016 which guarantees the right to receive the amounts regarding the RBSE, even if it is through a direct payment by the Brazilian Government.  For further information, see Note 2 to our consolidated financial statements and “Item 3.D, Risk Factors — Risks Relating to our Company — The amount of any payments to be received following the renewal of our concessions, which were due to expire between 2015 and 2017, may not be sufficient to cover our investments in these concessions.”

Brazilian Macroeconomic Conditions

Brazilian GDP

Brazil recorded a 1.0% increase in its GDP for the year ended December 31, 2017; a 3.6% decrease in its GDP for the year ended December 31, 2016; and a 3.85% decrease in its GDP for the year ended December 31, 2015, as reported by the Central Bank of Brazil using data provided by the IBGE. This was the first increase after two years of decline. In this sense, it can be observed that Brazil had a recovery in 2017, after a recession period during 2015 and 2016.

The increase was influenced by the growth of 13% of the agricultural sector in relation to the previous year, especially the soybean and corn crops. The service sector also grew 0.3% in 2017. The industry sector has stagnated after the decrease in previous years. In terms of demand, the 1% increase in domestic consumption of households in 2017 had a positive influence on GDP, contributing to the recovery of the economy and stimulating the service sector again.

SELIC rate

As of April 18, 2013, the Central Bank began a monetary tightening cycle, pursuant to which it successively increased the SELIC rate, which is the benchmark interest rate for securities issued by the Brazilian Government, from 7.25%, effective as of October 11, 2012, to 14.25% effective as of August 31, 2016. As of December 31, 2017, the SELIC rate was 7%.

Inflation

The IGP-M inflation index increased to 10.5% for the year ended December 31, 2015 from 3.7% for the year ended December 31, 2014. From January 1, 2016 to December 31, 2016 the IGP-M inflation index increased to 7.19%.  From January 1, 2017 to December 31, 2017 the IGP-M inflation index had a deflation of -0.53%.

The IPCA inflation index increased to 10.6% for the year ended December 31, 2015 from 6.4% for the year ended December 31, 2014. Inflation measured by this index for 2016 was 6.29%, lower than in 2015 and in 2017 the IPCA inflation index was 2.95%, below the target set by the CMN, which was 4.5%. According to the Inflation Report of March 2018 issued by the Central Bank the inflation measured by the IPCA stood at 0.25pp., below the basic scenario presented in the last Inflation Report. When only the first two months of 2018 were considered, the deflation was 0.39 pp.

Exchange rate

The real depreciated against the U.S. dollar to R$3.31 as of December 31, 2017 compared to R$3.26 as of December 31, 2016. The real was R$3.90 against the U.S. dollar as of December 31, 2015. In December 30, 2014 the Central Bank announced the extension of its foreign exchange intervention program, which it commenced in August 22, 2013. Pursuant to this program the Central Bank announced that it would offer US$0.5 billion of derivatives (swap agreements) until the end of March 2015. On March 24, 2015, the Central Bank announced that it would not extend the program. For further information on how the real to U.S. dollar exchange rates affect our results, see “ — Exchange Rate Variations.”

The following table shows data relating to Brazilian GDP growth, inflation and the real/U.S. dollar exchange rate for the years indicated:

	Year Ended December 31,
	2017		2016		2015

GDP growth rate	1.00%		(3.60)%		(3.85)%
Inflation (IGP-M)	(0.53)%		7.19%		10.54%
Inflation (IPCA)	2.95%		6.29%		10.67%
Appreciation (depreciation) of the real vs. the U.S. dollar	1.07%		(19.3)%		45.00%
Period-end exchange rate — US$1.00	R$	3.3080	R$	3.2591	R$	3.9048
Average exchange rate — US$1.00	R$	3.1925	R$	3.4851	R$	3.3387

Sources: Fundação Getúlio Vargas, Ipeadata Instituto Brasileiro de Geografia e Estatística and the Central Bank.

Electric Power Market

Electricity consumption in Brazil increased 0.8% in 2017, less than the GDP increase for the same period, which was 1.0%. In 2017, the increase of 0.8% reflected increases in: Industry of 1.3%, Residential of 0.8% and Commercial of 0.3%. According to Empresa de Pesquisa Energética — EPE, in 2017 the total power consumption in Brazil was 463.948 GWh, which represents a decrease of 0.8% in relation to 2016.

The electric power consumption in Brazil by geographic region is presented below:

Energy Consumption in the Network (GWh):

Consumption Class					2017	2016	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	9,501	15,199	4,907	4,660	34,267	34,071	0.6%
Northeast	27,051	22,137	14,255	15,846	79,288	79,396	(0.1)%
Southeast	64,873	87,800	46,794	31,141	230,608	229,970	0.3%
South	21,177	31,984	14,893	16,510	84,565	82,063	3.0%
Mid-West	11,302	8,764	7,279	7,874	35,219	34,579	1.9%

Consumption Class					2016	2015	Variation
Region	Residential	Industrial	Commercial	Others	Total	Total	%
North	9,476	15,041	4,909	4,645	34,071	33,411	2.0%
Northeast	26,910	22,577	14,322	15,588	79,396	79,979	(0.7)%
Southeast	64,796	86,977	46,874	31,323	229,970	234,162	(1.8)%
South	20,714	30,547	14,617	16,185	82,063	81,990	0.1%
Mid-West	10,976	8,666	7,151	7,786	34,579	34,860	(0.8)%

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

For discussion of accounting treatment of Itaipu, see note 3.9.4, subsection IV of our consolidated financial statements.

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

Regulated Distribution Tariffs

For 2017, 27.5% of our net operating revenues (before eliminations among the Company’s segments) were derived from the distribution of electricity. The distribution companies generally produce losses, which are likely to continue as the tariffs that may be charged by distribution companies are regulated and adjusted by ANEEL only in accordance with the process set out in “Item 4.B, Business Overview — The Brazilian Power Industry — Distribution Tariffs.”

The Brazilian Government enacted Decree No. 8,461, that regulates the criteria for the renewal of distribution concessions pursuant to Law No. 12,783. The renewal of distribution concessions pursuant to Decree No. 8,461 requires that concession holders meet certain criteria for: (i) the quality of the distribution services provided, and (ii) the compliance with certain financial ratios.

During the Extraordinary General Meeting of Shareholders held on July 22, 2016, our shareholders decided not to renew the concession of six distribution companies, CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D and to transfer the control of these distribution companies by December 31, 2017.  In December 2017, during our 169th Extraordinary General Meeting, our shareholders approved to extend the deadline to transfer the control of the six distribution companies to July 31, 2018. The assets (and related liabilities) of CEPISA, CERON and Boa Vista Energia were classified as assets held for sale, in accordance with IFRS 5 as of December 31, 2017.  If we sell all the distribution companies by July 31, 2018, our distribution segment may be classified as discontinued operations in the future, based on IFRS 5. The effect of the termination of the concessions will impact future periods.

In September 2017, Eletrobras received from BNDES, the managing bank of the National Privatization Fund — FND, studies regarding the privatization model of Eletrobras’ distribution companies.  These studies were analyzed by the Council of the Investment Partnership Program (“CPPI”), which issued CPPI Resolutions nos. 20 and 28 outlining the privatization’s conditions and model.

In December 2017, the 169th Extraordinary General Meeting approved the extension of the deadline set by the Extraordinary General Meeting held on July 22, 2016 to transfer control of the six distribution companies by July 31, 2018.

In December 2017, CPPI issued CPPI Resolution No. 29, which extended our deadline to deliberate on the specific conditions for the transfer of control set out in CPPI Resolution No. 20 by February 8, 2018.  In February 2018, we approved the sale of all shares of CEPISA, CEAL, Eletroacre, CERON, Boa Vista Energia and Amazonas D, except from one common share that we will retain, as well as the assumption by Eletrobras of these distribution companies’ rights to the CCC Account and the CDE Account in the total amount of R$8.4 billion recognized in their respective financial statements, adjusted as of June 30, 2017.

On August 3, 2016, the MME issued decrees Nos. 420, 421, 422, 424 and 425 naming, respectively, the Distributors Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista as temporarily responsible for distributing public energy so as to assure the continuity of the service, in accordance with article 9, paragraph 1, of Law No. 12,783 of January 11, 2013.

According to such decrees, the Distributors shall provide the indicated services, in a provisional manner, against payment of the proper compensation, until the effective transfer of control of the Distributors, or until July 31, 2018, whichever occurs first, in accordance with the terms provided in Decree MME 338 of July 26, 2016 and article 9 of Law No. 12,783/2013.

Fixed Transmission Revenues

Transmission lines have a fixed annual remuneration, called Annual Allowed Revenue (“RAP”) which is set by ANEEL and takes into account the investment, operation and maintenance costs of a transmission project.  The RAP is updated each year pursuant to ANEEL’s rules.

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

Provision for impairment of long-lived assets

We adopt variables and assumptions in determining the recovery of long-lived assets in order to determine the recoverable value of assets and recognition of impairment when necessary. Our management established judgments based on historical experience related to the asset, the group of assets or of the cash-generating unit that are applied. These judgments may not materialize in the future. Also, the useful life adopted by us is in accordance with the practices determined by ANEEL as applicable on assets linked to the concession of power, which may vary due to the periodic review of the economic useful life of assets, in force. Additionally, the useful life is limited to the concession term.

Also the variables and assumptions used by us and our subsidiaries in determining discounted cash flows for recognition of impairment of long-lived assets may vary due to inherently uncertain events. These events include: maintenance of levels of energy consumption; growth rate of economic activity in the country; availability of water resources; and determination of the value of reversion at the end of the concession period. Law No. 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the identification basis for public service concessions. We have determined that the identification basis will be based on the VNR, for generation and transmission assets, and by the base value of Regulatory Asset Base (Base Remuneração Regulatória) for distribution assets, based on its VNR value. These are the bases used to determine the indemnity at the end of concession period for generation, transmission and distribution of electricity. For further information, please see Note 4.III and changes in impairments made during the year in Note 19 to our consolidated financial statements. Another significant variable is the discount rate used to discount cash flows.

Basis of determination of compensation by the Brazilian Government on concessions

Law No. 12,783/2013, enacted on January 11, 2013, defined the new replacement value (“VNR”) as the identification basis for public service concessions. We adopt, for the concessions not yet renewed, the assumption that the assets are reversible at the end of the concession contracts, with the right to receive a compensation from Brazilian Government on investments not yet amortized at the lower net book value and the new estimated replacement value. Following this assumption, for the concessions already renewed we have maintained the receivables with the Brazilian Government relating to the Rede Básica do Sistema Existente — RBSE, the investments made after the basic design of power plants and transmission lines (modernization and improvements), and the thermal generation assets. Such values are subject to approval by ANEEL. In 2016, MME enacted Instruction No. 120, which regulates the conditions under which the payments in connection with the RBSE transmission assets are to be received and establishes that the amounts homologated by ANEEL referring to these assets should be merged into the Regulatory Asset Basis (Base de Remuneração Regulatória), increased with respect to compensation for the cost of equity from January 1, 2013 to July 2017 when the tariff process will take place in order to include such payments, and, from this date, the compensation of these assets will be determined through WACC, the weighted average cost of capital, defined by ANEEL, until the effective date of payment.  The WACC is calculated as an average between the cost of equity of the shareholders and of third parties, which is the cost of financial debts. The amounts related to RBSE, once updated and paid, will be added to the Permitted Annual Revenues (Receitas Anuais Permitidas or “RAP”) of the relevant projects which were renewed in 2012, as from the 2017 tariff review, increased by the compensation related to the cost of equity mentioned above.  The compensation and depreciation installments will be defined according to the methodologies of the Periodic Tariff Review of Revenues from Existing Concessionaires (Revisão Tarifária Periódica das Receitas das Concessionárias Existentes), approved by ANEEL, and the Regulatory Asset Basis will be depreciated considering the residual life span of the assets and will be updated using the IPCA index.  Starting with the 2017 tariff process, the compensation through the application of WACC will be applicable for an eight-year period.  For further information regarding the effects of Law No. 12,783, please see Note 2.1 to our consolidated financial statements.

We have defined the new replacement value (NRV) as a way of measuring the amount to be indemnified by the Brazilian Government for the share of generation and transmission assets not fully depreciated by the end of the concession. For transmission assets this was defined by the Regulatory Asset Base — RAB.

Useful life of fixed assets

We adopt the criteria defined in ANEEL Resolution 367 of June 2, 2009, in determining the estimated useful life of fixed assets, limited to the concession term for the operations, pursuant to the understanding that they fairly represent such lifespan.

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

Provision for labor, tax and civil matters

Provisions for labor, tax and civil matters are based, on the evaluation of management and internal and external legal counsel. The provision amounts are recognized based on the estimated amounts to settle the obligations. Contingent obligations do not result in recognition of provisions and the estimated possible losses are disclosed in consolidated financial statements. This assessment is supported by the judgment of management, along with its legal counsel, considering case law, decisions in the courts, the history of any agreements and decisions, the experience of management and legal counsel, as well as other relevant aspects.

Allowance for doubtful accounts

We recognize an allowance for doubtful accounts for accounts receivable that management believes is unlikely to be collected in full.

Valuation of financial instruments

We use valuation techniques that include information that are not based on observable market data to estimate the fair value of certain types of financial instruments. Note 44 of our consolidated financial statements presents information on key assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. We believe that the selected valuation techniques and assumptions used are appropriate for determining the fair value of financial instruments.

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

•                           revenues from our transmission segment derive from the construction, operation and maintenance of transmission networks for other electricity concessionaires and certain revenues arising from applying inflation and other indexes to the value of our investments. Revenues received from other concessionaires using our basic transmission network are recognized in the month that the services are provided to the other concessionaires. These revenues are fixed each year by the Brazilian Government. These revenues also include as financial revenue the value calculated over receivables registered as financial assets, based on fees calculated from the receipt of annual permitted revenues, or RAP (which is based on gross RAP minus the amount allocated for operations and maintenance revenue) until the concession agreements for energy transmission services terminate. In 2017, this line item included the R$4.9 billion in transmission RBSE payments further described in “— Principal Factors Affecting our Financial Performance — Transmission RBSE Payment.”  For transmission concessions renewed pursuant to Law No. 12,783/2013, there was a change of regime in the revenue framework, whereas the exploration method and the operating and maintenance methods are required by the law to be separately disclosed beginning in 2013; and

•                           revenues in our distribution segment derive from the sale to end consumers of electricity that we purchase from generation companies and also some electricity that we generate in thermal plants in certain isolated areas in the north region of Brazil for distribution, as well as certain revenues from the construction, operation and maintenance of distribution networks. Electricity distribution sales to final customers are recognized when power is provided. Invoices for these sales are rendered on a monthly basis. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month’s billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, if any, are recognized in the following month.

Other Operating Revenues

Other operating revenues derive from telecommunication companies using certain parts of our infrastructure to install telecommunication lines, and other revenues which are not related to the electricity services.

Taxes on Revenues

Taxes on revenues consist of Imposto sobre a Circulação de Mercadorias e Serviços — ICMS (“VAT”), a sales tax charged on gross revenues. These taxes do not apply to revenues from the transmission RBSE payments described in “— Principal Factors Affecting our Financial Performance — Transmission RBSE Payment.” We are subject to different VAT rates in the different states in which we operate, with the VAT rates ranging from 7.0% to 27.0%. Pursuant to applicable regulations, we are not liable for any taxes on revenues in our transmission segment.

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

Electricity Purchased for Resale

Our distribution and generation segments both purchase electricity for resale. Electricity purchased in the distribution segment is purchased from generators. Electricity purchased in the generation segment represents the Paraguayan portion of the energy from Itaipu that is sold to distribution companies defined under the Itaipu treaty as well as to other generators or traders with a view to complying with the power load demand.

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

Financial Expenses

This is principally related to debts and leasing expenses. This also reflects the U.S. dollar/real exchange rate variation relating to Itaipu.

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

A. Operating Results

Presentation of Segmentation Information

Segment information is intended to provide insight into the way we manage and evaluate our businesses. The accounting policies for each segment are the same as those described in the summary of significant accounting policies. We continue to segment our core operations in the Brazilian generation, transmission, and distribution markets. Some revenues and expenses can also be classified as “Administration” segment when they are not related to any of the energy segments described above. Inter-segment balances have not been eliminated.

In order to improve the presentation of our financial results, we reclassified the results from the generation operations of our subsidiaries Amazonas D and Boa Vista for the year ended December 31, 2015, to distribution segment.

On December 31, 2017, the Company was able to segregate the line “Short term electric power” from the Generation activity to the Distribution activity.  The same procedure was performed consistently for the years ended December 31, 2016 and 2015.

On December 31, 2017, the Company presented the “Profit/loss on equity interest” and “Costs and Operating Expenses” lines in the Administration segment, respectively, to better disclose the consolidated profit and losses of the Company in accordance with IFRS 8.  The same procedure was performed consistently for the years ended December 31, 2016 and 2015.

On December 31, 2016, some generation costs related to the Distribution activity that were previously presented in the Generation segment were moved to the Distribution activity for a better disclosure.  The same procedure was performed consistently for the year ended December 31, 2015.

Please see Note 45 of our consolidated financial statements for information on revenues from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues with eliminations:

	Year Ended December 31,			Year Ended December 31,
	2017	2016(*)	2015(*)	2017	2016(*)	2015(*)
	(In R$thousands)
Revenues
Electricity sales:
Distribution	29.0%	29.1%	56.1%	10,974,660	17,538,064	18,067,201
Generation	55.8%	29.5%	55.1%	21,135,848	17,782,270	17,738,810
Transmission	27.4%	55.6%	17.4%	10,377,910	33,556,654	5,611,314
Other operating revenues	9.2%	3.5%	4.5%	3,501,838	2,110,924	1,458,274
Taxes on revenues	(15.8)%	(12.7)%	(24.8)%	(5,974,404)	(7,643,642)	(7,986,568)
Regulatory charges on revenues	(5.6)%	(5.0)%	(8.4)%	(2,139,828)	(3,028,267)	(2,708,188)
Net operating revenues	100%	100.0%	100.0%	37,876,024	60,316,003	32,180,843

Expenses
Operating expenses before gain on sale of subsidiary	(93.9)%	(78.6)%	(132.5)%	(35,575,297)	(47,408,064)	(42,646,212)
Gain on sale of subsidiary	4.0%	0.0%	0.0%	1,524,687	—	—
Financial income/(expenses), net	(13.7)%	(6.5)%	(4.0)%	(5,193,297)	(3,930,724)	(1,273,102)
Gains/(losses) on results of affiliated companies	7.1%	5.3%	1.7%	1,167,484	3,205,511	531,446
Income before income tax and social contribution	(0.5)%	20.2%	(34.8)%	(200,399)	12,182,725	(11,207,024)
Income tax	(4.0)%	(14.1)%	(2.2)%	(1,525,293)	(8,510,819)	(710,112)
Minority interests	0.0%	0.0%	0.0%	—	—	—
Net income (loss)	(4.6)%	6.1%	(37)%	(1,725,692)	3,671,906	(11,917,136)

* Data for the years ended December 31, 2016 and 2015 have been reclassified.

The following table shows our revenues and operating expenses as a percentage of net operating revenues without eliminations. In addition, the numbers match with the financial statements footnotes of each segment, with the purpose of providing stand alone information for each segment as they currently operate:

	Year Ended December 31,			Year Ended December 31,
	2017	2016(*)	2015(*)	2017	2016(*)	2015(*)
	(In R$thousands)
Revenues
Electricity sales:
Distribution	27.5%	28%	52.8%	10,974,660	17,538,064	18,067,201
Generation	56.6%	31.4%	56%	22,576,542	19,636,697	19,154,281
Transmission	27.4%	54.3%	17.6%	10,902,083	33,967,317	6,031,625
Other operating revenues	8.8%	3.4%	4.8%	3,514,510	2,132,721	1,640,334
Taxes on revenues	(15.0)%	(12.2)%	(23.4)%	(5,974,404)	(7,643,642)	(7,986,568)
Regulatory charges on revenues	(5.4)%	(4.8)%	(7.9)%	(2,139,828)	(3,028,267)	(2,708,188)
Net operating revenues	100%	100.0%	100.0%	39,853,563	62,602,890	34,198,685
Expenses
Operating expenses before gain on sale of subsidiary	(94.1)%	(79.5)%	(130.8)%	(37,507,687)	(49,751,361)	(44,738,016)
Gain on sale of subsidiary	3.8%	0.0%	0.0%	1,524,687	—	—
Financial income/(expenses), net	(13.1)%	(6.2)%	(3.5)%	(5,238,445)	(3,874,314)	(1,199,140)
Gain (Loss) on results of affiliated companies	6.8%	5.1%	1.6%	1,167,484	3,205,511	531,446
Income (loss) before income tax and social contribution	(0.5)%	19.5%	(32.8)%	(200,398)	12,182,725	(11,207,025)
Income tax	(3.8)%	(13.6)%	(2.1)%	(1,525,293)	(8,510,819)	(710,112)
Net income	(4.3)%	5.9%	(34.8)%	(1,725,691)	3,671,906	(11,917,137)

* Data for the years ended December 31, 2016 and 2015 have been reclassified for a better disclosure.

Year ended December 31, 2017 compared to year ended December 31, 2016

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2017 decreased by R$22,440 million, or 37%, to R$37,876 million in 2017 from R$60,316 million in 2016.  This decrease was principally due to our recording of remuneration relating to RBSE credits for our transmission assets. For further information, see “ — Principal Factors Affecting our Financial Performance — Transmission RBSE Payment.”

Operating Costs and Expenses

Operating costs and expenses for 2017 decreased by R$11,832 million, or 25%, to R$35,575 million in 2017 from R$47,408 million in 2016.

The decrease was largely due to:

•                           operating provisions, which decreased by R$11,120 million, or 66%, to R$5,747 million in 2017 from R$16,866 million in 2016, mainly due to: (i) the decrease in provisions for impairment by R$5 billion, primarily due to: (1)  Angra III, which had an additional provision of R$0.9 billion in 2017 compared to a provision of R$2.8 billion in 2016, (2) and our transmission asset CC 061/2001, which recorded a reversal of R$1 billion in 2017 compared to a provision of R$1.9 billion in 2016; and (ii) variation in the provision for onerous contracts by R$3.7 billion, from a provision of R$2.2 billion in 2016 to a reversal of R$1.5 billion in 2017 due to: (1) reversion of R$812 million by Amazonas Energia in 2017, reflecting the balance of the excess amount from the impairment classified as an onerous contract compared to an additional provision of R$812 million in 2016 and; (2) recognition by Eletronuclear of a R$39 million provision as an impairment charge regarding Angra III in 2017 compared to a recognition of a R$1,350 million provision in 2016; and

•                           fuel for electricity production, which decreased by R$335 million, or 44%, to R$425 million in 2017 from R$760 million in 2016, mainly due to (i) a decrease in the average ACR in 2017, impacted by the CCC Account expenses rebate and (ii) a change in the power generation contract for an isolated system, due to the fact that in 2016 we purchased fuel to produce energy and in 2017 this responsibility went to the Independent Power Producers (“PIE”). As a consequence, it reduced our costs with fuel, but increased the expense with electricity purchased for reselling.

This was partially offset by an increase in:

•                           payroll and related charges, which increased by R$567 million, or 5%, to R$10,930 million in 2017 from R$10,363 million in 2016, mainly due to the impact of the launch and adhesion to the PAE in the amount of R$853 million, offset by the reduction in expenses with hiring for the independent investigation, which went from R$291 million in 2016 to R$71 million in 2017; and

•                           electricity purchased for reselling, which increased by R$321 million, or 3%, to R$11,585 million in 2017 from R$11,264 million in 2016, mainly due to the variation of the balances of energy purchase and the updating of prices of existing contracts, as well as the realization of new contracts of energy purchase and the change in the contract of power generation for the isolated system.

Gain on sale of subsidiary

On February 14, 2017 the Company entered into a contract to sell all its shares of CELG-D to ENEL Brasil S.A., recognizing a gain on this divestment of R$1,525 million.

Financial Income (Expenses), Net

Financial income (expenses), net resulted in expenses of R$5,193 million in 2017 compared to R$3,931 million in 2016. The increase in expenses was mainly due to:

•                           The interest income and financial investment, which decreased 19% or R$432 million, to R$1,809 million in 2017, from R$2,241 million in 2016. Variation was mainly due to the lower availability of resources for investments; and

•                           Net exchange variation, which decreased R$257 million, becoming an expense in 2017 in the amount of R$119 million, against a revenue in 2016 in the amount of R$138 million. This variation was mainly due to exchange variation in the period in relation to financing agreements and suppliers.

Results of Equity Method Investees

Our equity in the results of our investments accounted for under the equity method decreased by R$2,038 million to an income of R$1,167 million in 2017 from an income of R$3,206 million in 2016, primarily due to the recognition of RBSE by CTEEP in 2016, with an impact of R$1,603 million on our income from equity method investees.

Income Taxes

The effective tax rate for 2017 was 430% compared to 51% in 2016. Income taxes and social contribution decreased by R$6,985 million to an expense of R$1,525 million in 2017 from an expense of R$8,511 million in 2016. The decrease was mainly due to the impact of deferred income tax on the recognition of the transmission revenue due to the accounting of the remuneration related to the credits of the Basic Network of the Existing System (RBSE), to R$1,674 million in 2017 from R$9,724 million in 2016. See “ — Principal Factors Affecting our Financial Performance — Transmission RBSE Payment.”

Net Income (Loss)

As a result of the factors discussed above, we reported a net loss of R$1,726 million in 2017 compared to a net profit of R$3,672 million in 2016.

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment increased by R$2,929 million, or 17%, to R$19,914 million in 2017 from R$16,985 million in 2016 due to the factors set out below.

Electricity Sales

Electricity sales increased by R$2,816 million, or 19%, to R$17,771 million in 2017 from R$14,955 million in 2016. This increase was mainly due to the change in the following subsidiaries: (i) Furnas - new contracts in the free contracting environment with variation in the average price due to the market conjunctures and the updating of prices of IPCA contracts; (ii) Eletrosul - IPCA contract readjustments, price variation in the ACL referring to power generated by PCHs, by wind power plants and energy resold in the ACL in short-term contracts and new contract as of April 2017 signed with SPE Teles Pires; and (iii) Eletronuclear - updating the contracted revenue according to Aneel Resolution 2,193/16, which established the fixed revenue for the year 2017.

Operating Costs and Expenses

Operating costs and expenses for the generation segment decreased by R$2,776 million, or 13%, to R$17,858 million in 2017 from R$20,634 million in 2016.

The primary drivers of the decrease in operating costs and expenses were:

•                           operating provisions, which decreased by R$4.3 billion, or 62%, to R$2.7 billion in 2017 from R$7 billion in 2016, due to the fact that: (i) impairments decreased to R$1.7 billion in 2017 from R$5.5 billion in 2016, of which R$1.9 billion relates to the variation between the expense of R$1 billion in 2017 and R$2.9 billion in 2016 in Angra III, reflecting delays in the date we expect the plant to become operational; and (ii) the reversal of onerous contracts in 2017 of R$612 million against a provision of expense in 2016 of R$1,905 million driven by the Angra III project (R$1,350 million provision in 2016 against R$39 million in 2017).

This decrease in costs and expenses was partially offset by:

•                           electricity purchased for resale, which increased by R$521 million, to R$6,362 million in 2017 from R$5,841 million in 2016,  mainly due to purchases for complying with Eletronorte’s and Furnas’ contracts; and

•                           payroll and related charges, which increased by R$645 million to R$3,863 million in 2017 from R$3,217 million in 2016, mainly due to the impact of the launch and adherence to the PAE by the us and our subsidiaries.

Income Taxes

Income taxes and social contribution was a expense of R$230 million in 2017, compared to a tax benefit of R$698 million in 2016.  The change was primarily due to a reduction in deferred tax assets in 2017. In 2016, Eletronorte realized a tax credit which exceeded its income tax and social contribution expenses and, in 2017, it utilized these deferred credits.

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment decreased by R$23,417 million, or 70%, to R$10,126 million in 2017 from R$33,544 million in 2016, due to the factors set out below.

Financial return on investment - RBSE

Financial return on investment - RBSE decreased by R$23,343 million, or 79%, to R$6,063 million in 2017 from R$29,406 million in 2016 due to the impact related to the RBSE in the amount of R$4,923 million in 2017 compared to R$28,601 million in 2016. The term “Financial return on investment” is used on the financial statements to define how the transmission assets are remunerated, as detailed explanatory note 3.9.5: “Financial Assets - Public Utility Concessions.” For further information, please see “—Principal Factors Affecting our Financial Performance— Transmission RBSE Payment.”

Operation and Maintenance

Operation and maintenance of revenue increased by R$536 million, or 16%, to R$3,922 million in 2017 from R$3,386 million in 2016 primarily as a result of: (i) the deployment of new investments, namely by Furnas and Chesf, and (iii) the annual review of annual permitted revenues in line with inflation.

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$76 million, or 39%, to an expense of R$273 million in 2017 from an expense of R$197 million in 2016.  For a description of the calculation of Regulatory Charges on revenues please see “ — Description of Principal Line Items — Operating Revenues — Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the transmission segment decreased by R$2,338 million, or 32%, to R$5,009 million in 2017 from R$7,347 million in 2016.

The primary drivers of the decrease in operating costs and expenses were:

•                           operating charges, which decreased by R$3,243 million, or 124%, to a reversal of expenses of R$630 million in 2017 from a R$2,613 million expense in 2016, mainly due to the variation of R$ 3,440 million in the impairment that, in 2017 incurred a reversal of R$1,077 million and in 2016 a provision of R$2,364 million. The main entity responsible for this impact was the subsidiary CHESF that presented a reversal of provision for impairment in 2017 of R$1 billion compared to a provision in 2016 of R$1.9 billion for the financial asset of transmission CC 061/2001; and

•                           construction — transmission, which decreased by R$257 million, or 22%, to R$917 million in 2017 from R$1,174 million in 2016, due to decreased investments in the transmission segment due to the adverse macroeconomic conditions in Brazil.

This decrease in these costs and expenses was partially offset by:

•                           payroll and related charges, which increased by R$713 million, or 20%, to R$4,214 million in 2017 from R$3,501 million in 2016, due to an increase in salaries in line with inflation and the impact of the launch and adherence to the PAE by us and our subsidiaries.

Income Taxes

Income taxes and social contribution benefit decreased by R$8,423 million, or 92%, to R$718 million in 2017, from a tax benefit of R$9,141 million in 2016. The decrease was primarily due to the recognition of deferred taxes in connection with the RBSE payment referred to above of R$1,674 million in 2017 and R$9,724 million in 2016.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment decreased by R$2,299 million, or 19%, to R$9,597 million in 2017 from R$11,897 million in 2016, due to the factors set out below.

Provision of Electricity

Provision of Electricity decreased by R$6,201 million, to R$9,468 million in 2017, from R$15,669 million in 2016, mainly due to the sale of CELG — D in February 2017 that resulted in the accounting of CELG D in the 2016 results (R$7,351 million), for the whole year compared to the accounting of the result of only one month of operation in 2017 (R$539 million).

Taxes on Revenues

Taxes on revenues decreased by R$2,318 million, or 43%, to R$3,096 million in 2017 from R$5,414 million in 2016 primarily as a result of decreased revenue.  For a description of the calculation of taxes on revenues please see “ — Description of Principal Line Items — Operating Revenues — Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory charges on revenues decreased by R$925 million, or 55%, to R$748 million in 2017 from R$1,672 million in 2016 primarily as a result of the decrease in income from our distribution subsidiaries.  For a description of the calculation of regulatory charges on revenues please see “ — Description of Principal Line Items — Operating Revenues — Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the distribution segment decreased by R$4,784 million, or 31%, to R$10,778 million in 2017 from R$15,562 million in 2016.

The primary drivers of the decrease in operating costs and expenses were:

•                           operating charges decreased by R$1,577 million, or 59%, from R$2,679 million in 2016 to R$1,101 million in 2017, mainly due to the reversal of onerous contracts in the amount of R$909 million in 2017 and the constitution of a provision in the amount of R$1,019 million in 2016, totaling a variation of R$1,928 million;

•                           payroll and related charged decreased by R$527 million, from R$2,548 million in 2016 to 2,021 million in 2017, due to the sale of CELG — D in February 2017, making the result for 2017 only 1 month of CELG — D operations, recognizing R$79 million in 2017 compared to R$853 million in 2016; and

•                           electricity purchased for sale decrease by R$754 million, from R$7,263 million in 2016 to R$6,509 million in 2017 mainly due to the change in the power generation contract of the Isolated System. Before this change, the companies inserted in the Isolated System had the obligation to buy the fuel to generate energy, this obligation lies on the energy independent producers (PIEs).

Income Taxes

Income taxes and social contribution benefit increased by R$504 million in 2017 from no tax in 2016. In 2016, there was no tax effect as this Segment is loss making. The increase was primarily due to the adhesion to the Tax Debt Refinancing Program (REFIS), thus allowing the distributors to recognize the tax loss in order to have effective credit to reduce the tax debt.

Results of Administration Segment

Net Operating Revenues

Net operating revenues for the administration segment increased by R$39 million, or 22%, to R$216 million in 2017 from operating revenues of R$177 million in 2016. This variation was mainly due to the sale of CPFL shares of Eletropar in November 2017.

Operating Costs and Expenses

Operating costs and expenses for the administration segment decreased by R$2,346 million, or 38%, to R$3,862 million in 2017 from R$6,207 million in 2016.

The primary drivers of the decrease in operating costs and expenses was the decrease in operating charges by R$1,963 million, or 42.7%, from R$4,596 million in 2016 to R$2,634 million in 2017, mainly due to the variation in the impact of contingency provisions for the periods. In 2017, we provisioned for R$2,934 million compared to R$4,418 million in 2016 (variation of R$1,483 million).

Gain on sale of subsidiary

On February 14, 2017 the Company entered into a contract to sell all its shares in CELG-D to ENEL Brasil S.A., recognizing a gain on this divestment of R$1,525 million.

Results of Equity Method Investees

Our equity in the results of investments accounted for using the equity method for the administration segment decreased by R$2,038 million, or 63.6%, to R$1,167 million in 2017 from R$3,206 million in 2016 mainly due to the recognition of RBSE by CTEEP in 2016, with an impact of R$1,603 million on our equity income, partially offset by the decrease from the findings in Belo Monte SPE (R$91 million), compared to a recognition of equity pick up of R$1,074 million in 2017.

Financial Results

Financial results for the administration segment increased by R$27 million, or 2.6%, to income of R$1,046 million in 2017 from an income of R$979 million in 2016 substantially due to:

•                  exchange variations, net which decreased by R$465 million, to an expense of R$35 million in 2017 from an expense of R$500 million in 2016, due to the 12% depreciation of the real against the U.S. dollar in 2017 compared to 2016.

This decrease in financial expenses was partially offset by:

•                  financing and loan income, financial application income and results from monetary variation, which decreased by R$134 million, R$73 million and R$95 million in 2017 when compared to 2016, respectively, mainly due to the lower interest and inflation rates in 2017 compared to 2016.

Income Taxes

Income taxes and social contribution expense for the administration segment increased by R$1,013 million, or 1500%, to R$1,081 million in 2017 from an expense of R$68 million in 2016. This variation was due to the tax impact of the sale of CELG in February 2017 and the impact in 2016 of the reversal in the amount of R$459,826 million relating to a liability of deferred tax credits due to the depreciation of the real against the U.S. dollar in 2016 compared to 2015 which did not affect us in 2017.

Year ended December 31, 2016 compared to year ended December 31, 2015

Consolidated Results

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for 2016 increased by R$28,135 million, or 87.4%, to R$60,316 million in 2016 from R$32,180 million in 2015.  This increase was principally due to an increase of R$27,889 million, in our transmission operating revenues to R$33,544 million in 2016 from R$5,654 million in 2015, due to confirmation from the MME of a compensation of R$28.6 billion with respect to reimbursements related to our transmission assets existing in 2000.  For further information, please see “ — Principal Factors Affecting our Financial Performance — Transmission RBSE Payment.”

Operating Costs and Expenses

•                  Operating costs and expenses for 2016 increased by R$4,762 million, or 11.2%, to R$47,408 million in 2016 from R$42,646 million in 2015

The increase was largely due to:

•                  operating provisions, which increased by R$4,854 million, or 40.4%, to R$16,866 million in 2016 from R$12,013 million in 2015 due to certain provisions for onerous contracts in our distribution and transmission segments, as further detailed below and certain provisions for contingencies made in our distribution segment, as further described below;

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

Financial Income (Expenses), Net

Financial income (expenses), net resulted in expenses of R$3,931 million in 2016 compared to R$583 million in 2015. The increase in expenses was mainly due to:

•                           monetary adjustment, which increased by R$4,429 million in 2016, from income of R$2,829 million to a loss of R$1,600 million in 2016, mainly due to adjustments for monetary variations in respect of the compulsory loans.

Results of Equity Method Investees

Our equity in the results of our investments accounted for under the equity method increased by R$2,675 million to income of R$3,206 million in 2016 from income of R$531 million in 2015, due to positive results of CTEEP in which reported income of R$1.7 billion in 2016 compared to income of R$118 million in 2015 due to remuneration accounted for in 2016 and ESBR, which reported income of R$524 million in 2016 compared to an expense of R$280 million in 2015 due to a reversal of the provision related to the liability exemption and CEEE-GT, which reported income of R$301 million in 2016 compared to income of R$14 million in 2015.

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

Results of Generation Segment

Net Operating Revenues

Net operating revenues for the generation segment increased by R$922 million, or 5.7%, to R$16,985 million in 2016 from R$16,063 million in 2015 due to the factors set out below.

Electricity Sales

Electricity sales increased by R$564 million, or 3.9%, to R$14,955 million in 2016 from R$14,391 million in 2015. This increase was due to increases in the tariffs in line with inflation, partially off-set by a decrease in the volume of energy sold from 158.2 TWh in 2015 to 162.1 TWh in 2016 due to the adverse economic scenario in Brazil.

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$156 million, or 15.6%, to R$1,153 million in 2016 from R$997 million in 2015 due to increased operational revenues.  For a description of the calculation of regulatory charges on revenues please see “—Description of Principal Line Items—Operating Revenues— Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased by R$554 million, or 2.8%, to R$20,634 million in 2016 from R$20,080 million in 2015.

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

•                           fuel for electricity production, which decreased by R$512 million, or 44.86% to R$630 million in 2016, from R$1,142 million in 2015, due to (i) decreased generation activity at our thermal plants due to improved hydrological conditions in 2016 and (ii) the fact that the State of Amapá, for which Eletronorte used to produce energy, became part of the Interconnected Energy System; and

•                           the investigation findings which we accounted for in the amount of  R$16.0 million in 2015 but which had no impact in 2016.

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

Results of Transmission Segment

Net Operating Revenues

Net operating revenues for the transmission segment increased by R$27,888 million to R$33,544 million in 2016 from R$5,654 million in 2015, due to the factors set out below.

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

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$34 million, or 20.5%, to an expense of R$197 million in 2016 from an expense of R$164 million in 2015 primarily as a result of the increase in our revenues in 2016.  For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased by R$9 million, or 1.3%, to R$7,347 million in 2016 from R$7,251 million in 2015.

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

Income Taxes

Income taxes and social contribution benefit increased by R$9,418 million to R$9,141 million in 2016, from a tax benefit of R$277 million in 2015. The increase was primarily due to the recognition of deferred taxes of R$9,724 million in connection with the RBSE payment referred to above.

Results of Distribution Segment

Net Operating Revenues

Net operating revenues for the distribution segment decreased by R$236 million, or 1.9%, to R$11,896 million in 2016 from R$12,133 million in 2015, primarily due to a lower sales of  short term electric power, R$670 million in 2015 compared to R$315 million in 2016.

Taxes on Revenues

Taxes on revenues increased by R$25 million, or 0.5%, to R$5,414 million in 2016 from R$5,389 million in 2015 primarily as a result of increased revenue.  For a description of the calculation of taxes on revenues please see “—Description of Principal Line Items—Operating Revenues—Taxes on Revenues.”

Regulatory Charges on Revenues

Regulatory charges on revenues increased by R$125 million, or 8.1%, to R$1,673 million in 2016 from R$1,547 million in 2015 primarily as a result of the increase in income from our distribution subsidiaries.  For a description of the calculation of regulatory charges on revenues please see “—Description of Principal Line Items—Operating Revenues—Regulatory Charges on Revenues.”

Operating Costs and Expenses

Operating costs and expenses for the distribution segment increased by R$1,966 million, or 14.5%, to R$15,562 million in 2016 from R$13,596 million in 2015.

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

Operating Costs and Expenses

Operating costs and expenses for the administration segment increased by R$2,396 million, or 62.9%, to R$6,207 million in 2016 from R$3,811 million in 2015.

The primary drivers of the increase in operating costs and expenses were:

•                           operating charges increased by R$2,371 million from R$2,225 million in 2015 to R$4,596 million in 2016, due to: provisions for contingent liabilities which increased by R$2,435 million to R$4,418 million in 2016 from R$1,983 million in 2015. This increase was mainly due to the civil contingencies related to our compulsory loans.

•                           payroll and related charges which increased by R$331 million, or 43.2% to R$1,096 million in 2016 from R$766  million in 2015, due to costs of the Independent Investigation in the amount of R$291 million.

Results of Equity Method Investees

Our equity in the results of investments accounted for using the equity method for the administration segment increased by R$2,674 million to R$3,205 million in 2016 from R$531 million in 2015 due to positive results of CTEEP in which reported income of R$1.7 billion in 2016 compared to income of R$118 million in 2015 due to remuneration accounted for in 2016 and ESBR, which reported income of R$524 million in 2016 compared to an expense of R$280 million in 2015 due to a reversal of the provision related to the liability exemption and CEEE-GT, which reported income of R$301 million in 2016 compared to income of R$14 million in 2015.

Financial Results

Financial results for the administration segment decreased by R$3,365 million to an income of R$1,020 million in 2016 from income of R$3,385 million in 2015 substantially due to:

•                           exchange variations, net which decreased by R$1,795 million to an expense of R$500 million in 2016 from income of R$1,295 million in 2015, due to the 18% depreciation of the real against the U.S. dollar in 2016 compared to 2015 and the variation in the financial asset Itaipu that results in a decrease of R$1,500 million in such exchange variation; and

•                           results from monetary variation, which decreased by R$1,699 million to an expense of R$15 million in 2016 from income of R$1,714 million in 2015, due to adjustments for monetary variations in respect of the compulsory loans, as further described in “Item 3.D, Risk Factors — Risks Relating to our Company — We may incur losses in legal proceedings in respect of compulsory loans made from 1962 through to 1993.”

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

Our main uses of funds in 2017 were for investments in the amount of R$5,213 million and debt service obligations of R$5,757 million. We meet these requirements with (1) cash and cash equivalents, long-term financial investments and resources generated from operating activities (totalling R$2,386 million), and (2) long-term financing (totalling R$3,121 million). Our management believes that we have sufficient sources of liquidity to meet our financial commitments through the combined use of our operating cash flow, the receipt of all indemnities already approved by grantor as a result of Law No. 12,783 and proceeds from loans and financing already contracted and that could be taken if necessary. As of December 31, 2017, we were in a working capital deficiency position (i.e., consolidated total current liabilities exceed consolidated total current assets).  In order to remediate our current working capital deficiency situation, our Board of Directors has approved a strategic business plan aiming to reduce investments, privatize the distribution companies, sell administrative properties, sell certain SPEs, structure a tax planning strategy in order to optimize our tax costs and improve the use of tax credits, implement a voluntary redundancy plan and create a shared service center.

AFACs

On April 6 and September 9, 2016, the Brazilian Government, as our controlling shareholder, approved AFACs in the amounts of R$1,000 million and R$970 million, respectively. We used these funds to cover capital expenses for 2016 as provided in our budget. On November 22, 2016, the Brazilian Government approved an additional AFAC in the amount of R$963.1 million, which we used to implement the Director Plan of Business and Management for the years 2017 to 2021.

Cash Flows

The following table summarizes our net cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2016	2015
	(in R$thousand)
Net Cash Flows:
Provided by operating activities	2,385,569	1,572,046	6,863,416
Used in investing activities	(147,791)	(5,473,806)	(9,012,552)
Provided by (used in) financing activities	(1,941,381)	3,003,642	2,136,031

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

In 2017, our cash flows from operating activities increased by R$0.82 billion, to R$2.39 billion in 2017 from R$1.57 billion in 2016. This variation was primarily due to the receipt of RAP in the amount of R$4.1 billion in 2017 compared to R$1.2 billion in 2016. This increase was partially offset by a decrease in financial charges (R$0.7 billion in 2017 compared to R$1.1 billion in 2016) and increase in payment of income and social contribution taxes (payments of R$1.9 billion in 2017 compared to payments of R$1.2 billion in 2016).

In 2016, our cash flows from operating activities decreased by R$5.30 billion, to R$1.57 billion in 2016 from R$6.86 billion in 2015. This variation was primarily due to the fact that we did not receive an indemnity payment in 2016, while we received and indemnity payment in the amount of R$4.0 billion in 2015.

Cash Flows from Investing Activities

Our cash flows from investing activities primarily reflect:

•                  investment acquisitions, being partnerships we enter into with third parties in the private sector in relation to the operation of new plants;

•                  acquisitions of fixed assets, being primarily investments in equipment necessary for operational activities;

•                  loans and financing — payment and receipts;

•                  acquisition of fixed assets;

•                  acquisition of intangible assets;

•                  acquisition of concession assets;

•                  capital increase investment in equity investments;

•                  investments for future capital increases; and

•                  net cash flow of subsidiary acquisition.

In 2017, our cash flows from investing activities decreased by R$5.3 billion, or 97.3%, to an outflow of R$0.2 billion in 2017 from an outflow of R$5.5 billion in 2016. This variation was due to a decrease of R$0.4 billion in the acquisition of fixed assets, due to the increase in loans receivable in the amount of R$1.3 billion, a decrease of R$1.5 billion in acquisitions and capital contributions in equity investments, as well as the sale of investments in equity investments in the amount of R $1.1 billion in 2017 without corresponding cash inflows in 2016.

In 2016, our cash flows from investing activities decreased by R$3.5 billion, or 39.26%, to an outflow of R$5.5 billion in 2016 from an outflow of R$9 billion in 2015. This variation was due to a decrease of R$2.4 billion in the acquisition of fixed assets and R$1.2 billion in acquisition of concession assets.

Cash Flows from Financing Activities

Our cash flows used in financing activities primarily reflect payments we make from short-term and long-term loans and financing (including the RGR Fund).

In 2017, our cash flows from financing activities decreased by R$4.9 billion, to an outflow of R$1.9 billion in 2017 from an inflow of R$3.0 billion in 2016. This variation was mainly due to an increase in principal payments in respect of our loans and financing, a decrease of R$2.9 billion in advance of future capital increases by the Brazilian Government and an increase in loans and financing obtained by R$0.5 billion.

In 2016, our cash flows from financing activities increased by R$0.9 billion, to an inflow of R$3.0 billion in 2016 from an inflow of R$2.1 billion in 2015. This variation was mainly due to a decrease of R$1.0 billion in principal payments in respect of loans and financing, a decrease in loans and financing of R$3.9 billion obtained by Furnas (R$1.7 billion), Eletrosul (R$0.7 billion), Chesf (R$0.7 billion) and Eletronuclear (R$0.5 billion) and partially off-set by an increase of R$2.9 billion in advance for future capital increase obtained from Brazilian Government and the increase of R$1 billion due to transfer of the Global Reversal Reserve.

Relationship between Appropriated Retained Earnings and Cash Flows

As of December 31, 2017, our balance sheet reflected retained reserves of R$16,886 million, which consisted of our statutory reserves but do not include unpaid shareholders’ remuneration (see “Item 8.A, Consolidated Financial Statements and Other Information — Policy on Dividend Distribution”).

Capital Expenditure

In the last three years, we have invested an average of R$8.1 billion per year in expansion, modernization, research, infrastructure and environmental quality. Approximately 34.0% was invested in our generation segment, 11.7% in our transmission segment and the balance in our distribution segment and other investments.

Our core business is the generation and transmission of energy and we intend to invest in these segments in the upcoming years.

Under the Energy Research Company (EPE) 10 Year Plan, it is estimated that Brazil will have 211,615 km of transmission lines and 206.4 GW of installed generation capacity by 2024 from 150.3 GW in 2016. These investments under the Energy Research Company (EPE) 10 Year Plan will represent approximately R$376 billion. As the current largest market participant based on length of transmission lines, we expect to participate in some of these new investments. In accordance with the new Business Plan, launched in December 2017, we believe that from 2018 to 2022 we will invest approximately R$19.7 billion in our generation, transmission and distribution businesses.  For these investments in generation and transmission, we expect to use the funding derived from our net cash flows as well as from accessing national and international capital markets and through bank financings.

Our capital expenditures for fixed assets, intangible assets and concession assets in 2017, 2016 and 2015 were R$3.0 billion, R$3.7 billion and R$7.7 billion, respectively. These values are the expenditure values and do not match the cash flow amounts as amounts capitalized but not yet paid are not presented as cash flow.

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

Patents and Licenses

Among others, we have registered “Eletrobras” as a trademark with the Instituto Nacional de Propriedade Industrial — INPI (the Brazilian National Industrial Property Institute). Further, Cepel has twelve required patents and four granted (sixteen in total).  Eletronorte has sixty-five required patents and 2 granted (sixty-seven in total). Eletrosul has six granted patents, Chesf has two required patents and Furnas has eighteen required patents within the INPI related to equipment and manufacturing processes. In addition, Furnas has five granted patents registered in Canada, Chesf has two granted patents registered in China and Cepel has six granted patents registered outside Brazil.

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

D. Trend Information

Our management has identified the following key trends, which contain certain forward-looking information and should be read in conjunction with “Cautionary Statement Regarding Forward-Looking Information” and “Item 3.D, Risk Factors.” Fundamentally, we believe these trends will allow us to continue to grow our business and improve our corporate image:

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

E. Off-Balance Sheet Arrangements (in R$thousand)

We act as guarantor, in proportion to our equity interests, in several projects whose guaranteed amounts are described below in R$ thousands:

Company	Project	Financing Bank	Modality	Equity Interest	Value of Financing	Outstanding Balance 12/31/2017	Estimated Liability for Eletrobras	Guarantee Expiration
Amazonas	Amazonas	Acknowledgement of Debt - Petrobras/BR	Corporate	100%	2,405,979	4,019,441	40,197	01/30/2025
Boa Vista	Boa Vista	Acknowledgement of Debt - Petrobras/BR	Corporate	100%	19,320	14,125	141	12/31/2024
Ceal	Ceal Corporate Project	Banco IBM S/A	Corporate	100%	10,736	4,066	41	12/11/2019
Cepisa	Corporate Project	CEF	Corporate	100%	94,906	45,499	455	07/20/2026
Chesf	ESBR	BNDES	SPE	20%	727,000	881,525	8,815	01/15/2034
Chesf	ESBR	BNDES	SPE	20%	232,500	238,775	2,388	01/15/2035
Chesf	ESBR	BNDES REPASSE	SPE	20%	717,000	864,743	8,647	01/15/2034
Chesf	ESBR	BNDES REPASSE	SPE	20%	232,500	236,695	2,367	01/15/2035
Chesf	Manaus Transmissora	BNDES	SPE	20%	78,195	56,619	566	12/15/2026
Chesf	Norte Energia	BNDES	SPE	15%	2,025,000	2,400,896	24,009	01/15/2042
Chesf	Norte Energia	CEF	SPE	15%	1,050,000	1,312,337	13,123	01/15/2042
Chesf	Norte Energia	BTG Pactual	SPE	15%	300,000	374,953	3,750	01/15/2042
Chesf	IE Madeira	BASA	SPE	25%	65,415	74,723	747	07/10/2032
Chesf	IE Madeira	BNDES	SPE	25%	455,504	338,220	3,382	02/15/2030
Chesf	IE Madeira	Issuance of Debentures	SPE	25%	85,750	124,479	1,245	03/18/2025
Chesf	Corporate Projects - Chesf 1	Banco do Brasil	Corporate	100%	500,000	224,218	2,242	02/28/2020
Chesf	Corporate Projects - Chesf 2	CEF	Corporate	100%	400,000	151,105	1,511	02/27/2019
Chesf	IE Garanhuns S/A	BNDES	SPE	49%	175,146	139,120	1,391	12/15/2028
Chesf	Corporate Projects - Chesf 3	BNDES	Corporate	100%	727,560	361,908	3,619	06/15/2029
Chesf	Corporate Projects - Chesf 4	BNDES	Corporate	100%	475,454	209,493	2,095	06/15/2029
Chesf	UHE Sinop	BNDES	SPE	25%	256,270	227,483	2,275	06/15/2038
Chesf	Corporate Projects - Chesf 5	CEF	Corporate	100%	200,000	188,698	1,887	09/06/2021
Chesf	Manaus Transmissora	BASA	SPE	20%	48,750	59,178	592	09/16/2031
Chesf	Manaus Transmissora	BASA	SPE	20%	29,250	33,032	330	02/16/2029
Chesf	TDG	BNB	SPE	49%	29,764	26,101	261	03/30/2031
Chesf	TDG	BNB	SPE	49%	58,346	52,692	527	08/01/2032
Chesf	Eólica Serra das Vacas	Itau BBA e Bradesco BBI	SPE	49%	132,009	132,517	1,325	2017
Chesf	Eólica Serra das Vacas	Itau BBA and Bradesco BBI	SPE	49%	33,320	33,918	339	2017

Company	Project	Financing Bank	Modality	Equity Interest	Value of Financing	Outstanding Balance 12/31/2017	Estimated Liability for Eletrobras	Guarantee Expiration
Eletroacre	Eletroacre	Acknowledgement of Debt - Petrobras/BR	Corporate	100%	91,774	78,391	784	01/302025
Eletrobras	Norte Energia	BNDES	SPE	15%	2,025,000	2,400,896	24,009	01/15/2042
Eletrobras	Norte Energia	CEF	SPE	15%	1,050,000	1,312,337	13,123	01/15/2042
Eletrobras	Norte Energia	BTG Pactual	SPE	15%	300,000	374,953	3,750	01/15/2042
Eletrobras	Norte Energia	Contract Performance Bond	SPE	15%	39,225	23,835	238	04/30/2019
Eletrobras	Rouar	CAF	SPE	50%	30,938	32,311	323	09/30/2018
Eletrobras	Mangue Seco 2	BNB	SPE	49%	40,951	34,769	348	10/14/2031
Eletrobras	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49%	197,950	201,411	2,014	06/16/2031
Eletrobras	Santa Vitória do Palmar Holding S.A.	BRDE	SPE	49%	98,000	101,351	1,014	06/16/2031
Eletrobras	Santa Vitória do Palmar Holding S.A.	Issuance of Debentures	SPE	49%	44,100	57,757	578	06/15/2028
Eletrobras	Eólica Hermenegildo I S/A	BNDES	SPE	100%	109,566	104,995	1,050	06/15/2032
Eletrobras	Eólica Hermenegildo I S/A	BRDE	SPE	100%	47,764	46,013	460	06/15/2032
Eletrobras	Eólica Hermenegildo II S/A	BNDES	SPE	100%	109,590	105,018	1,050	06/15/2032
Eletrobras	Eólica Hermenegildo II S/A	BRDE	SPE	100%	47,775	46,023	460	06/15/2032
Eletrobras	Eólica Hermenegildo III S/A	BNDES	SPE	100%	93,367	89,472	895	06/15/2032
Eletrobras	Eólica Hermenegildo III S/A	BRDE	SPE	100%	40,703	39,210	392	06/15/2032
Eletrobras	Eólica Chuí IX S/A	BNDES	SPE	100%	31,561	30,244	302	06/15/2032
Eletrobras	Eólica Chuí IX S/A	BRDE	SPE	100%	13,758	13,254	133	06/15/2032
Eletronorte	São Luis II e III	BNDES	Corporate	100%	13,653	6,968	70	11/15/2024
Eletronorte	Miranda II	BNDES	Corporate	100%	47,531	16,383	164	11/15/2024
Eletronorte	Ribeiro Gonç./Balsas	BNB	Corporate	100%	70,000	53,399	534	06/03/2031
Eletronorte	Lechuga/J. Teixeira	BASA	Corporate	100%	25,720	18,237	182	01/10/2029
Eletronorte	Nobres Substation	BNDES	Corporate	100%	10,000	5,837	58	03/15/2028
Eletronorte	Miramar/Tucuruí Substation	BNDES	Corporate	100%	31,000	19,497	195	08/15/2028
Eletronorte	Expansion of Lechuga Substation	BNDES	Corporate	100%	35,011	22,512	225	10/15/2028
Eletronorte	Norte Brasil Transmissora	BNDES	SPE	49%	514,500	427,812	4,278	12/15/2029
Eletronorte	Norte Brasil Transmissora	Issuance of Debentures	SPE	49%	98,000	143,150	1,431	09/15/2026
Eletronorte	Linha Verde Transmissora	BASA	Corporate	100%	185,000	191,146	1,911	11/10/2032
Eletronorte	Manaus Transmissora	BNDES	SPE	30%	120,300	87,107	871	12/15/2026
Eletronorte	Estação Transmissora de Energia	BNDES	Corporate	100%	505,477	362,128	3,621	11/15/2028
Eletronorte	Estação Transmissora de Energia	BASA	Corporate	100%	221,789	202,757	2,028	10/15/2031

Company	Project	Financing Bank	Modality	Equity Interest	Value of Financing	Outstanding Balance 12/31/2017	Estimated Liability for Eletrobras	Guarantee Expiration
Eletronorte	Estação Transmissora de Energia	BASA	Corporate	100%	221,789	200,563	2,006	07/10/2031
Eletronorte	Rio Branco Transmissora	BNDES	Corporate	100%	138,000	100,142	1,001	03/15/2027
Eletronorte	Transmissora Matogrossense Energia	BASA	SPE	49%	39,200	33,937	339	02/01/2029
Eletronorte	Transmissora Matogrossense Energia	BNDES	SPE	49%	42,777	26,571	266	05/15/2026
Eletronorte	Brasventos Miassaba 3	BNDES	SPE	25%	30,984	25,105	251	10/15/2029
Eletronorte	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporate	100%	294,700	350,782	3,508	07/28/2029
Eletronorte	Belo Monte Transmissora de Energia S. A.	BNDES	SPE	25%	412,825	429,894	4,299	08/15/2032
Eletronorte	Belo Monte Transmissora de Energia S. A.	BNDES REPASSE	SPE	25%	214,375	226,383	2,264	08/15/2032
Eletronorte	Norte Energia	BNDES	SPE	20%	2,697,300	3,197,993	31,980	01/15/2042
Eletronorte	Norte Energia	CEF	SPE	20%	1,398,600	1,748,032	17,480	01/15/2042
Eletronorte	Norte Energia	BTG Pactual	SPE	20%	399,600	499,438	4,994	01/15/2042
Eletronorte	Implantação do PAR/PMIS	BNDES	Corporate	100%	361,575	278,875	2,789	12/15/2023
Eletronorte	Porto Velho Transmissora de Energia	BNDES	Corporate	100%	283,411	229,148	2,291	08/15/2028
Eletronorte	Reinforcement of Working Capital Structure	CEF	Corporate	100%	400,000	229,154	2,292	04/30/2019
Eletronorte	UHE Sinop	BNDES	SPE	25%	256,270	227,483	2,275	06/15/2038
Eletronorte	Reinforcement of Working Capital Structure 2	CEF	Corporate	100%	500,000	479,420	4,794	03/30/2021
Eletronorte	Manaus Transmissora	BASA	SPE	30%	75,000	91,043	910	09/16/2031
Eletronorte	Manaus Transmissora	BASA	SPE	30%	45,000	50,818	508	02/16/2029
Eletronorte	Belo Monte Transmissora de Energia	Issuance of Debentures	SPE	25%	142,100	142,865	1,429	12/15/2031
Eletronuclear	Angra III	BNDES	Corporate	100%	6,181,048	3,650,440	36,504	06/15/2036
Eletronuclear	Angra III	CEF	Corporate	100%	3,800,000	3,226,517	32,265	06/06/2038
Eletrosul	ESBR	BNDES	SPE	20%	727,000	881,525	8,815	01/15/2034
Eletrosul	ESBR	BNDES	SPE	20%	232,500	238,775	2,388	01/15/2035
Eletrosul	ESBR	BNDES REPASSE	SPE	20%	717,000	864,743	8,647	01/15/2034
Eletrosul	ESBR	BNDES REPASSE	SPE	20%	232,500	236,695	2,367	01/15/2035
Eletrosul	Cerro Chato I, II e III	Banco do Brasil	Corporate	100%	223,419	72,319	723	07/15/2020
Eletrosul	RS Energia	BNDES	Corporate	100%	126,221	42,621	426	06/15/2021
Eletrosul	Artemis Transmissora de Energia	BNDES	Corporate	100%	170,029	11,549	115	10/15/2018
Eletrosul	UHE Mauá	BNDES	Corporate	100%	182,417	127,376	1,274	01/15/2028
Eletrosul	UHE Mauá	BNDES/Banco do Brasil	Corporate	100%	182,417	127,393	1,274	01/15/2028
Eletrosul	UHE Passo de São João	BNDES	Corporate	100%	183,330	115,734	1,157	07/15/2026
Eletrosul	SC Energia	BNDES/Banco do Brasil	Corporate	100%	50,000	6,966	70	05/15/2019
Eletrosul	SC Energia	BNDES/BDRE	Corporate	100%	50,000	6,948	69	05/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100%	103,180	13,970	140	05/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100%	67,017	19,007	190	03/15/2021
Eletrosul	UHE São Domingos	BNDES	Corporate	100%	207,000	159,969	1,600	06/15/2028

Company	Project	Financing Bank	Modality	Equity Interest	Value of Financing	Outstanding Balance 12/31/2017	Estimated Liability for Eletrobras	Guarantee Expiration
Eletrosul	RS Energia	BNDES	Corporate	100%	41,898	28,576	286	03/15/2027
Eletrosul	RS Energia	BNDES	Corporate	100%	9,413	7,026	70	08/15/2027
Eletrosul	RS Energia	BNDES	Corporate	100%	12,000	7,274	73	08/15/2027
Eletrosul	UHE Passo de São João	BNDES	Corporate	100%	14,750	9,565	96	07/15/2026
Eletrosul	Corporate Projects - Eletrosul	Banco do Brasil	Corporate	100%	250,000	167,123	1,671	11/15/2023
Eletrosul	Teles Pires	BNDES	SPE	25%	296,940	327,604	3,276	02/15/2036
Eletrosul	Teles Pires	BNDES/Banco do Brasil	SPE	25%	294,000	325,559	3,256	02/15/2036
Eletrosul	Teles Pires	Issuance of Debentures	SPE	25%	160,680	182,006	1,820	05/30/2032
Eletrosul	Livramento Holding	BNDES	SPE	78%	29,255	20,782	208	06/15/2030
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	BNDES	SPE	80%	209,974	166,641	1,666	07/15/2028
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	Issuance of Debentures	SPE	80%	62,040	88,393	884	09/15/2026
Eletrosul	Complexo São Bernardo	KfW	Corporate	100%	29,854	52,766	528	12/30/2038
Eletrosul	Complexo São Bernardo	KfW	Corporate	100%	136,064	177,361	1,774	12/30/2042
Eletrosul	Complexo Eólico Livramento - Entorno II	CEF	Corporate	100%	200,000	207,595	2,076	02/07/2018
Eletrosul	Corporate Projects Eletrosul 3	FIDC DI	Corporate	100%	690,000	691,421	6,914	01/20/2022
Eletrosul	Expansion of Sistema Sul de Transmissão	BNDES	Corporate	100%	29,074	25,294	253	09/15/2029
Eletrosul	Interligação Brasil x Uruguai	BNDES	Corporate	100%	21,827	18,988	190	09/15/2029
Eletrosul	Transmissora Sul Litorânea de Energia	BNDES	SPE	51%	252,108	225,345	2,253	02/15/2029
Furnas	UHE Batalha	BNDES	Corporate	100%	224,000	135,600	1,356	12/15/2025
Furnas	UHE Simplício	BNDES	Corporate	100%	1,034,410	586,337	5,863	07/15/2026
Furnas	UHE Baguari	BNDES	Corporate	100%	60,153	32,768	328	07/15/2026
Furnas	SUNDRY	Banco do Brasil	Corporate	100%	750,000	754,114	7,541	10/31/2018
Furnas	BASA 2008 Rollover	Banco do Brasil	Corporate	100%	208,312	208,384	2,084	12/28/2020
Furnas	Innovation Projects	FINEP	Corporate	100%	268,503	138,905	1,389	11/15/2023
Furnas	Corporate Financing	Banco do Brasil	Corporate	100%	400,000	315,514	3,155	12/06/2023
Furnas	UHE Santo Antônio	BNDES	SPE	39%	1,594,159	1,951,042	19,510	03/15/2034
Furnas	UHE Santo Antônio	BNDES	SPE	39%	1,574,659	2,014,178	20,142	03/15/2034
Furnas	UHE Santo Antônio	BASA	SPE	39%	196,334	229,597	2,296	03/10/2034
Furnas	UHE Santo Antônio	Issuance of Debentures	SPE	39%	163,800	212,214	2,122	12/27/2022
Furnas	UHE Santo Antônio	Issuance of Debentures	SPE	39%	273,000	348,328	3,483	04/15/2024
Furnas	Centroeste de Minas	BNDES	SPE	49%	13,827	7,612	76	04/15/2023
Furnas	Brasventos Miassaba 3	BNDES	SPE	25%	30,984	25,105	251	10/15/2029
Furnas	IE Madeira	BASA	SPE	25%	65,415	74,723	747	07/10/2032
Furnas	IE Madeira	BNDES	SPE	25%	455,504	338,220	3,382	02/15/2030
Furnas	IE Madeira	Issuance of Debentures	SPE	25%	85,750	124,479	1,245	03/18/2025
Furnas	Teles Pires	BNDES	SPE	25%	296,940	327,604	3,276	02/15/2036
Furnas	Teles Pires	BNDES/Banco do Brasil	SPE	25%	294,000	325,559	3,256	02/15/2036
Furnas	Teles Pires	Issuance of Debentures	SPE	25%	160,680	182,006	1,820	05/30/2032

Company	Project	Financing Bank	Modality	Equity Interest	Value of Financing	Outstanding Balance 12/31/2017	Estimated Liability for Eletrobras	Guarantee Expiration
Furnas	Caldas Novas Transmissão	BNDES	SPE	50%	2,536	1,485	15	05/15/2023
Furnas	Caldas Novas Transmissão	BNDES	SPE	50%	5,536	4,287	43	03/15/2028
Furnas	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporate	100%	294,700	350,782	3,508	07/28/2029
Furnas	Belo Monte Transmissora de Energia S. A.	BNDES	SPE	25%	412,825	429,894	4,299	08/15/2032
Furnas	Belo Monte Transmissora de Energia S. A.	BNDES REPASSE	SPE	25%	214,375	226,383	2,264	08/15/2032
Furnas	2012-2014 Investment Plan	BNDES	Corporate	100%	441,296	208,420	2,084	06/15/2029
Furnas	Empresa de Energia São Manoel	BNDES	SPE	33%	437,996	450,594	4,506	12/12/2038
Furnas	Empresa de Energia São Manoel	Issuance of Debentures	SPE	33%	93,332	112,163	1,122	12/15/2018
Furnas	Corporate Project Furnas 1	Banco do Brasil	Corporate	100%	50,000	50,018	500	12/28/2020
Furnas	Corporate Project Furnas 2	Banco do Brasil	Corporate	100%	35,000	35,013	350	12/28/2020
Furnas	Modernização da UHE Furnas e UHE Luiz Carlos Barreto de Carvalho	BID	Corporate	100%	407,595	349,610	3,496	12/15/2031
Furnas	Belo Monte Transmissora de Energia	Issuance of Debentures	SPE	25%	142,100	142,865	1,429	12/15/2031
Total					52,671,860	51,269,042	512,690

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

c)              UHE Santo Antônio — SPE Santo Antônio Energia, formed by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia — FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda. and Andrade Gutierrez Participações S/A, with an installed capacity of 3,568 MW*. We are consenting intervening party in a financing with BNDES and with Banco da Amazônia, with our intervention limited to the participation of Furnas (39%).

d)             UHE Foz do Chapecó — SPE Foz do Chapecó Energia, whose power plant has an installed capacity of 855 MW*, with us guaranteeing of the contractual instruments with the BNDES, totalling, in substitution of a bank financing previously contracted, limited to the percentage of Furnas in shareholding the SPE (40%).

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

j)                Norte Energia S.A. — a closed capital special-purpose company, for the purpose of performing all activities needed for the implementation, maintenance, and exploration of the Belo Monte Hydroelectric Power Plant (UHE Belo Monte). We hold 49.98% of the capital of Norte Energia.

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

F. Contractual Obligations

We set out below, on a consolidated basis, our long-term debt, long-term purchase obligations, leasing obligations, actuarial debt and obligations for asset retiring for the periods, including contractual interest obligations, when applicable, presented as follows:

	Payments due by period as of December 31, 2017
	2019	2020	2021	2022	2023 and after
	(in R$millions)
Long-term debt obligations	12,521	5,937	5,937	5,937	19,857
Leasing obligations	290	97	97	97	351
Post-employment benefits	1,146	1,643	1,867	2,122	1,893
Decommissioning of nuclear power plants (1)	—	—	—	—	2,090
Purchase obligations	3,224	3,399	3,406	3,403	15,559
Generation	1,712	1,744	1,638	1,615	11,406
Transmission	—	—	—	—	—
Distribution	1,512	1,655	1,768	1,788	4,153
TOTAL	17,181	11,076	11,307	11,559	37,660

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Board of Directors and Senior Management

We are managed by our Conselho de Administração (or Board of Directors), composed of up to eleven members, and by our Board of Executive Officers, which currently consists of six members. Our by-laws also provide for a permanent Conselho Fiscal (or Fiscal

Council), which is made up of five effective members and their respective alternates. Pursuant to our by-laws, all members of our Board of Directors, Board of Executive Officers and Fiscal Council must be Brazilian citizens.

Board of Directors

The members of our Board of Directors are elected at the general shareholders meeting for a term of two years, reelection being permitted up to three times. As our majority shareholder, the Brazilian Government has the right to appoint eight members of our Board of Directors, among which seven are appointed by the MME and one by the Ministério do Estado do Planejamento, Orçamento e Gestão (the Planning, Budget and Management Ministry). At least two of the appointed members must comply with the provisions set forth in article 25 of Law No. 13,303/2016 and article 39 of Decree No. 8,945/2016. The minority shareholders have the right to elect one member and the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member, both of them shall comply with the provisions of Law No. 13,303/2016. One director shall be elected as a representative of the employees of the company. Currently, our Board of Directors is composed of nine members. One of the members of the Board of Directors is appointed as Chairman. The address of our Board of Directors is Av. Presidente Vargas, 409 13º andar — Rio de Janeiro.

According to Eletrobras’ new Bylaws, approved in the 168th Shareholders General Meeting held in November 2017, the Board of Directors must be comprised of at least 30% of independent members and in case of conflict between the rules of Law 13,303/2016 and B3’s Corporate Governande for State Owned Companies rules, the applicable criteria shall be the most restrictive.

Our Board of Directors relies on the support of the Audit and Risk Committee and the Management, People and Eligibility Committee, as described below. The committees must have their operating rules established under their respective bylaws, according to Law 13,303/16 and other applicable laws.

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

The table below sets out the current members of our Board of Directors and their respective positions. The mandate of each member of our Board of Directors expires at the Ordinary Shareholders’ Meeting to be held in 2019. Seven members were elected by the Brazilian Government. Jose Pais Rangel was elected by our minority shareholders. Carlos Eduardo Rodrigues Pereira was elected as a representative of our employees after the former representative stepped down. Given the lack of the minimum quorum in our by-laws the holders of preferred shares representing at least ten percent of our total capital were not able to elect one member of the Board of Directors under the General Extraordinary Shareholders’ Meeting held on April 28, 2017. On April 27, 2018, our shareholders elected new members of the Board of Directors, who will join the management upon execution of the instruments of investiture.

Name	Position
José Guimarães Monforte	Chairman
Wilson Pinto Ferreira Junior	Director
Vicente Falconi Campos	Director
Ariosto Nunes Culau	Director
Edvaldo Luis Risso	Director
Carlos Eduardo Rodrigues Pereira	Director
José Pais Rangel	Director
Mauro Gentile Rodrigues Cunha	Director

José Guimarães Monforte — Board Member: Mr. José Guimarães Monforte holds a degree in Economics from Universidade Católica de Santos. He is a partner of Emax Consultoria, a member of the Advisory Board of Escola Britânica de Artes Criativas and a member of the Board of Directors of OTP S.A. He is also the chairman of the Advisory Board of Premix, chairman of the Advisory

Board of Instituto Elos, a member of the Government Controlled Entities’ Governance Committee of the B3, a member of the Deliberative Council of the IDIS-Instituto para o Desenvolvimento do Investimento Social and a member of the Editorial Board of the Harvard Business Review Brasil. From 1998 to 2011, he had a role on the Board and the Risk Committee of Natura Cosméticos. Until 2011, he participated on the Board of Vivo S.A. He was also a member of the Board of Directors of Petrobras, BR Distribuidora, Rossi Residencial, Promon, Droga Raia, SABESP, Claro, Banco Nossa Caixa, Banco Tribanco, Canbrás, Pini Editora, Caramuru Alimentos, Klicknet, JHSF and Agrenco Ltd. He was a member of the Ethics Committee of IBRI and the Advisory Board of ABERJE, a member of the OCDE’s Advisory Panel on the Board of Directors’ Efficiency and a member of the Advisory Board-Americas Cabinet from the Chicago Graduate School of Business. He was involved in the development of the Brazilian Corporate Governance Institute, as a Board member in 2002, the Vice-President of the Board in 2003 and the Board’s Chairman from 2004 to 2008. He was the coordinator of the Committee for the B3’s IPO, Vice-President of ANBID and of the Conselho da Caixa de Liquidação da Bolsa de Mercadorias. He acted as a businessman at several banks and companies such as BANESPA, Banco Merrill Lynch, Banco Citibank NA, VBC Energia S/A e Janos Comércio, Administração e Participações LTDA, filling positions in Brazil and abroad. He was also the founding partner of Pragma Gestão Patrimonial.

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

Vicente Falconi Campos -  Board Member: Mr. Vicente Falconi Campos holds a degree in Engineering from Universidade Federal de Minas Gerais (UFMG) in 1963 and holds diplomas of M.Sc. and Ph. D. in Engineering by Colorado School of Mines, USA, obtained in 1968 and 1971. Founder and chariman of the board of directors of FALCONI — Consultores de Resultados, the largest management consulting company in Brazil. He is a board member of AmBev, Gerdau Group, Vale, Amil (“United Health”), Petrobras, B2W, among others. He is an emeritus professor of UFMG. He has been awarded the Medal Order of Rio Branco for services rendered to the nation. Chosen by the American Society for Quality Control as one of the “21 voices of the 21st century.” He has worked at JUSE — Union of Japanese Scientists and Engineers.

Ariosto Nunes Culau — Board Member: Mr. Culau holds a degree in Economics, with a specialization in Public Policies and Public Management. He is a federal government employee in the Planning and Budget area and built his expertise in Planning, Budget, Finance and Public Management, obtained at both the federal and state levels. He was the Federal Budget Secretary, Secretary of Planning and Management of the state of Rio Grande do Sul, Business and Finance Superintendent of the National Agency of Civil Aviation and Treasury Superintendent of the state of Goiás. Currently, he is the Treasury Minister’s subsecretary for economic issues. His experience in the corporative management area of government controlled companies (at the state and federal levels) includes participation with the following Boards of Directors: Hospital de Clinicas de Porto Alegre — HCPA, Empresa Brasileira de Correios e Telégrafos, Petrobrás Química S.A. He has served as the chairman of the Board of Directors of the following companies:  Banco do Nordeste S.A (2015 to 2016), Empresa Gestora de Ativos — EMGEA (2016) and Transmissora Sul Litorânea de Energia S.A — TSLE (currently).

Edvaldo Luis Risso — Board Member: Mr. Risso holds a degree in electrical engineering from Faculdade de Engenharia da Fundação Educacional de Barretos, and a post-graduate degree in the regulation of the electric and natural gas sectors from the FIPE, in partnership with USP, UNIFEI and UNICAMP, and a specialization in energy conservation with the Japan International Cooperation Agency — JICA. He was a Production Superintendent at CERON, managing generation, transmission and distribution of energy activities. In 1989, he started working at Eletrobras Eletronorte as an operations engineer, first as the Chief of the Regional Center of Operations and, afterward, the Manager of the Technical Coordination. Since 2002, he was assigned by Eletrobras Eletronorte to work for the Ministry of Mines and Energy, where he was the Chief of Cabinet of the Executive-Secretary and the Electric Energy Secretary and the General Coordinator of Monitoring the Electric System. In the MMG’s Cabinet, he was Chief of the Policy Monitoring and Sectorial Performance. Since 2015, he is the Adjunct Executive Secretary of the MMG.

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

José Pais Rangel — Board Member: Mr. José Pais Rangel is a lawyer with great experience on publicly-held companies, having exercised the following roles at the Central Bank of Brazil: Capital Markets Inspector, Inspection Supervisor of Capital Markets, Inspection Regional Head of Capital Markets, Head of Public Debt Department, Market Transactions Manager, Project Coordinator and responsible for implementation of SELIC system in the Brazilian Financial Market, Founder and member of the Board of Trustees of CENTRUS — Fundação Banco Central de Previdência Privada, Coordinator of the Privatization Program of companies controlled by the Central Bank of Brazil, Chairman of the board of directors of Cia. América Fabril, member of the board of directors of Cia. Fábrica de Tecidos Dona Isabel, Advisor of the Presidency of the Republic — SEPLAN/Special Privatization Committee, Chief Executive Officer of Cia. Nacional de Tecidos Nova América, and liquidator of the following state-owned companies: DIGIBRÁS (Empresa Digital Brasileira S.A.), DIGIDATA (Eletrônica S.A.) and PROEL (Processos Eletrônicos Ltda.). He currently holds the following positions: Vice-President of Banco Clássico S.A., member of the board of directors of Companhia Distribuidora de Gás do Rio de Janeiro — CEG, member of the board of directors of Tractebel Energia S.A., member of the board of directors of Kepler Weber S.A. and member of the board of directors of Cia. Energética de Minas Gerais — CEMIG (all publicly-held companies). He is an Investment Funds Manager duly authorized by the CVM.

Mauro Gentile Rodrigues Cunha — Board Member: For the last 23 years, Mauro Gentile Rodrigues Cunha has developed a career focused on capital markets and corporate governance. He was deeply involved in the legal and regulatory improvements of the Brazilian market, including the creation of the New Market (Novo Mercado). He also worked with companies and their controlling groups to improve corporate governance practices. One of his most significant achievements was related to IBGC leadership, which has become one of the world’s largest corporate governance institutes, building a national and international reputation for the quality of its content, its impact on society and its independence. Since March 2012, he is the chairman of the Associação de Investidores no Mercado de Capitais - Amec. Prior to that, he served as an investment manager and analyst at several institutions such as Opus, Franklin Templeton, Bradesco Templeton, Investidor Profissional, Morgan Stanley Asset Management, Deutsche Morgan Grenfell, Bank of America Latin American Private Equity Group and Banco Pactual. He was chairman of the board of IBGC between 2008 and 2009. He was a member of the Board of Directors of CESP, from May 7, 2013 until May 14, 2017. He was a member of the Petrobras Audit Committee, from May 17, 2013 to April 25, 2014 and member of the Board of Directors of Petrobras from April 30, 2013 to April 2, 2014 and from April 3, 2014 to April 29, 2015, and is currently a member of the Board of Directors of Totvs and BR Malls.

Board of Executive Officers

Our Board of Executive Officers is currently made up of six members, respecting a minimum of three members, all of them elected by the Board of Directors, with a unified management term of two years, with a maximum of three consecutive renewals being allowed.  Historically, our Board of Executive Officers meets every week, or when called by a majority of the officers or by the Chief Executive Officer. Our Board of Executive Officers determines our general business policy, is responsible for all matters related to our day-to-day management and operations and is the highest controlling body with regards to the execution of our guidelines. We have no control over appointments of our officers because all such appointments are made by our board of directors. The address of our Board of Executive Officers is Av. Presidente Vargas, 409 13º andar — Rio de Janeiro.

The members of our current Board of Executive Officers were appointed by our Board of Directors and their names and titles are set out below:

Name	Position
Wilson Pinto Ferreira Junior	Chief Executive Officer
Armando Casado de Araújo	Chief Financial and Investor Relations Officer
Antônio Varejão de Godoy	Chief Generation Officer
Luiz Henrique Hamann	Chief Distribution Officer
José Antonio Muniz Lopes	Chief Transmission Officer
Lucia Maria Martins Casasanta	Chief Compliance Officer

Mr. Wilson Pinto Ferreira Junior — Chief Executive Officer: See “ — Board of Directors.”

Mr. Armando Casado de Araújo — Chief Financial Officer and Investor Relations Officer: Mr. Araújo has over 30 years of experience in the domestic electric power sector. He worked for Eletronorte as Budget Superintendent, Financial Superintendent and Chief Financial Officer Assistant since 1977. He was then appointed President of the Integração Transmissão de Energia S.A. He has worked at Eletrobras since June 2008 when he became the assistant to and substitute of the Chief Financial Officer. He was appointed as Chief Financial Officer and Investor Relations Officer on March 30, 2010. Mr. Araújo holds a degree in Business Administration from Faculdade de Ciências Exatas, Administrativas e Sociais de Brasília, and has completed several post-graduate courses in Finance. He is a member of the board of directors of Chesf and CGTEE.

Mr. Antônio Varejão de Godoy - Chief Generation Officer: Mr. Godoy holds a degree in electrical engineering from Universidade Federal de Pernambuco (UFPE) in 1985, a master in electrical engineering from Universidade Estadual de Campinas — UNICAMP in 1989 and an MBA in Corporate Finance from Fundação Getúlio Vargas in 2000. He worked at Eletrobras since 1985 and began his career as a trainee at CHESF, working in the Division of Basic Substations Project. He held several positions at the company several times within the company: Engineer responsible for Basic Projects of Transmission Substations (1986 to 1992), Manager of Basic Projects and Equipment of Substations Division (1992 to 1995), Manager of the Transmission Engineer Department (1995 to 1996), Manager of the Project and Construction of Substations Department (1996 to 2001), Engineer of the Presidency Advisory (2003), Manager of the Human Resources Development Department (2003 to 2007), Engineer of the Office of the Superintendence of Transmission Design and Construction (2012 to 2014), CEO (2014 to 2015) and Officer of Engineer and Construction (2015 to 2017). Between 2002 and 2003, he was the Manager of the Special Projects Development Department of Eletrobras. He is also a member of the Board of Directors of ESBR (UHE Jirau) and Cigré Brasil.

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

Mr. José Antonio Muniz Lopes — Chief Transmission Officer: Mr. Lopes was appointed Chief Executive Officer of Eletrobras on March 6, 2008. On March 4, 2008 at the Extraordinary General Stockholders Meeting he was elected a member of our Board of Directors. Mr. Lopes has held several executive positions in companies in the Eletrobras group, such as Chief Executive Officer and Director of Planning and Engineering at Eletronorte respectively from 1996 to 2003 and 1989 to 1990, Chief Executive Officer, Managing Director and Chief Financial Officer at Chesf from 1992 to 1994 and Chief Executive Officer at Eletrobras from March 2008 to February 2011. Mr. Lopes was also Deputy Director of the National Department of Energy Development — DNDE of the MME, where he also served as the Executive Secretary. Mr. Lopes holds a degree in Electrical Engineering from the Universidade Federal de Pernambuco. He is an expert in the Brazilian electricity sector in which he has worked for more than 30 years.

Ms. Lucia Maria Martins Casasanta — Chief Compliance Officer: Ms. Lucia Maria Martins Casasanta is an Economist graduate from Universidade Federal de Minas Gerais in 1983, as well, as an Accountant graduate from Universidade Santa Úrsula, in Rio de Janeiro, in 1993. She also holds a master degree in Business Administration from IBMEC RJ, in 2016, and a post-graduation certificate in Financial Management from Fundação Dom Cabral,  in 1984. Her professional experience includes 30 years working with Audit & Risk Management functions, of which 13 years as a Partner. Between 1984 and 2002 she acted as an auditor at Arthur Andersen, holding positions ranging from trainee to partner. From 2002 to 2013 she acted as an Audit and Risk Management partner at Deloitte. She is also a Board member of Furnas, a coordinator of Rio de Janeiro’s chapter of IBGC and  a member of the Compliance Committee at Brazilian Fast Food Corp. — BFFC.

B. Compensation

The compensation of our Board of Directors, Board of Executive Officers and Fiscal Council is determined by our shareholders at the Ordinary Shareholders’ Meeting held within the first four months of the financial year. That compensation may also include a profit sharing amount if they achieve pre-established goals and at the discretion of our shareholders.

For 2017, 2016 and 2015, the aggregate consolidated compensation paid to our Directors, Officers and members of the Fiscal Council (excluding that paid by Itaipu) was R$50.7, million, R$52.3 million and R$42.8 million, respectively.

C. Board Practices

Service Contracts

We do not have service contracts with any member of our Board of Directors, Board of Executive Officers or Fiscal Council.

Fiscal Council

Our Fiscal Council is established on a permanent basis and consists of five members and currently two alternates elected at the annual shareholders meeting for renewable one-year terms. The Brazilian Government has the right to appoint three of the members of our Fiscal Council, and both the minority shareholders and the holders of our preferred shares without voting rights, have the right to appoint one member each. In 2006 we incorporated some changes to the Fiscal Council to ensure its compliance with the Sarbanes-

Oxley Act. The Fiscal Council works as an Audit Committee, but according to Eletrobras’ Bylaws, amended in November 2017 at the 168th Shareholders Meeting, the Board of Directors will have the support of the Audit and Risk Committee and the Management, People and Eligibility Committee. The committees must have their operating rules set forth in their respective internal regulations, under the terms defined in Law 13,303/16 and other applicable laws.

In addition, the Fiscal council supervises management to ensure compliance with our Bylaws and constitutive documents obligations.

The current members of our Fiscal Council as of December 31, 2017, set out in the table below, and respective alternates were elected during the general shareholders meeting held during April 28, 2017 and in which we elected five members and respective alternates to the Fiscal Council. The minority shareholders and the holders of our preferred shares without voting rights didn’t elect their respective alternate members and Mr. Marcio Leão Coelho was elected as an alternate member, but he assumed a position of member of the Fiscal Council because of the resignation of Luis Felipe Vital Nunes Pereira. Their terms of office are due to end at the ordinary shareholder meeting scheduled for 2019.

The meetings occur monthly, although, meeting may also occur on an ad hoc basis whenever called by the President of the Council.

Member	Alternate
José Wanderley Uchôa Barreto	Dario Spegiorin Silveira
Agnes Maria de Aragão da Costa	André Krauss Queiroz
Márcio Leão Coelho	—
Patrícia Valente Stierli	—
Ronaldo Dias	—

Committees

In 2017, there was a reorganization of the committees that provide assistance to our Board of Directors and currently we have three permanent committees: Audit and Risk Committee, Management Personnel and Eligibility Committee and Strategy, Governance and Sustainability Committee, all formed with at least three members of our Board of Directors. The committees will assist the Board of Directors in establishing the essencial guidelines and control procedures within the Company. The committess are responsible for giving assistance, monitoring and submiting proposals in relation to their specific areas.

Audit and Risk Committee

The Audit and Risk Committee is a permanent committee composed of a minimum of 3 and a maximum of 5 members. The principal role of this committee is to analyze and submit recommendations about risks and strategies to be followed by the Company in relation to internal controls, audit and risk management, providing more efficiency and quality to the Board of Directors’ decisions. The Audit and Risk Committee has its own Bylaws and its formation and operation must occur by June 30, 2018.

Management Personnel and Eligibility Committee

The Management Personnel and Eligibility Committee was created in May, 2017.  The principal role of this committee is to analyze and submit recommendations about the Company’s strategies, business, sustainability and governance practices, providing more efficiency and quality to the Board of Directors’ decisions. The Eletrobras Management, Personnel and Eligibility Committee has its own Bylaws.

Strategy, Governance and Sustainability Committee

The Strategy, Governance and Sustainability Committee was created in May, 2017. This is the only new committee not included in Eletrobras Bylaws. The principal role of the Strategy, Governance and Sustainability Committee is to analyze and submit recommendations about the Company’s policies for management of people and the description of the administrative structure of the management team and fiscal council members, providing more efficiency and quality to the Board of Directors’ decisions. The Eletrobras Management, Personnel and Eligibility Committee has its own Bylaws.

D. Employees

As of December 31, 2017, we (excluding Itaipu) had a total of 21,563 salaried employees compared to 23,190 as of December 31, 2016 and 22,205 employees as of December 31, 2015. Eletrobras as a holding company, excluding Itaipu and other subsidiaries, had 816 employees as of December 31, 2017.

As a mixed capital company, we cannot hire employees without a public contest. A public contest involves us placing advertisements in the Brazilian press for open positions and inviting applicants to sit an examination. The last public contest at the holding company took place in 2010, as a result of which we admitted approximately 35 new employees. Over the course of 2016, CEAL, CEPISA and Boa Vista Energia held a public contest in order to meet the Conduct Adjustment Declaration (Termo de Ajuste de Conduta - TAC). Public contests for Eletronuclear and Eletrosul were approved and Furnas has an ongoing valid public contest.

In total, we hired 441 new employees in 2017, including Itaipu, a 67% decrease compared to 2016.  This was primarily the result of the PAE carried out in the energy generation and transmission sector through which 1,969 employees left Eletrobras.  In addition, our subsidiary CGTEE closed Phases A and B of the Candiota plant, leaving only Phase C in operation.  Given the guidelines in place under our Business and Management Plan (Plano Diretor de Negícios e Gestão) for 2017-2021 as well as our efforts to reduce costs, we launched the Voluntary Dismissal Program (Plano de Demissão Voluntária Extraordinário) in May 2017, specifically targeting employees of CGTEE.  Participation was voluntary, and between June 2017 and January 2018, 86 employees were voluntarily dismissed.

The following table sets out the number of employees hired by our companies in the periods indicated:

	Number of Hired Employees as of December 31,
Subsidiary	2017	2016
Eletrobras	0	0
Cepel	0	12
CGTEE	0	1
Chesf	7	31
Eletronorte	1	0
Eletronuclear	4	32
Eletrosul	3	42
Furnas	20	294
Eletroacre	48	4
Ceal	94	60
Amazonas Energia	1	2
Amazonas GT	0	0
Cepisa	161	680
Ceron	26	1
Boa Vista Energia	0	67
Total	365	1,226
Itaipu	76	111

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

During the negotiation process of the national collective bargaining agreement in 2016, the unions went on strike for an undetermined time and the Eletrobras Companies filed a collective bargaining for the strike in the Superior Labor Court (Tribunal Superior do Trabalho or “TST”). The collective bargaining agreement 2016/2018, which covers all of the Eletrobras companies’s employees, has already been concluded with the mediation of the Deputy-Justice of the Court.

The provisions of the previously existing collective bargaining agreement were renewed, with the replacement of IPCA, as disclosed by Instituto Brasileiro de Geografia e Estatística — IBGE, and for the second year of the national collective bargaining agreement 2016/2018, the adjustment corresponds to the full IPCA rate regarding the period between May 1, 2016 and April 30, 2017, entering into effect on May 1, 2017, for the employees with work contracts valid in this date.

E. Share Ownership

As of December 31, 2017 none of the members of the Fiscal Council held our shares. The following tables show current ownership of our shares by members of our Board of Directors and Board of Executive officers:

Board of Directors

Name	Number of Preferred Shares held	Number of Common Shares held
Wilson Pinto Ferreira Junior	—	—
Vicente Falconi Campos (1)	2,460,800	—
Carlos Eduardo Rodrigues Pereira	—	—
José Pais Rangel	56,000	44,000
José Guimarães Monforte	—	—
Ariosto Antunes Culau	—	—
Edvaldo Luis Risso	—	—

(1)         Through exclusive fund Star Tours.

Board of Executive Officers

Name	Number of Preferred Shares held	Number of Common Shares held
Wilson Pinto Ferreira Junior	—	—
Armando Casado de Araújo	—	—
Luiz Henrique Hamann	—	—
José Antonio Muniz Lopes	—	1
Lucia Maria Martins Casasanta	—	—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2017 and 2016, the aggregate amount of our outstanding capital stock was R$31,305 million, consisting of 1,087,050,297 outstanding common shares, together with 146,920 outstanding class “A” preferred shares and 265,436,883 outstanding class “B” preferred shares. This represented 80.3%, 0.01% and 19.6% of our aggregate outstanding capital stock respectively.

The following tables show information relating to beneficial ownership in our common and preferred shares as of December 31, 2017 and December 31, 2016:

As of December 31, 2017

	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
Shareholder	(number)%		(number)%		(number)%		(number)%
Brazilian Government	554,395,652	51.00%			1,544	0.00%	554,397,196	40.99%
BNDES Participações S.A.	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%			—	0.00%	45,621,589	3.37%
FGHAB	1,000,000	0.09%			—	0.00%	1,000,000	0.07%
BoD	44,001	0.00%			2,516,800	0.95%	2,560,801	0.19%
Shareholders not yet Identified	—	0.00%	42,775	29.11%	2,580,585	0.97%	2,623,360	0.19%
Others	269,685,840	24.81%	104,145	70.89%	223,384,181	84.16%	493,174,166	36.46%
Under B3 - BRASIL, BOLSA, BALCÃO Custody	266,984,316	24.56%	82,291	56.01%	206,480,664	77.79%	473,547,271	35.01%
Resident	127,973,006	11.77%	82,290	56.01%	88,837,362	33.47%	216,892,658	16.03%
Non Resident	111,229,755	10.23%	1	0.00%	103,173,047	38.87%	214,402,803	15.85%
ADR (Citibank)	27,781,555	2.56%	—	0.00%	14,470,255	5.45%	42,251,810	3.12%
Others	2,701,524	0.25%	21,854	14.87%	16,903,517	6.37%	19,626,895	1.45%
Resident	2,701,278	0.25%	21,827	14.86%	16,903,304	6.37%	19,626,409	1.45%
Non Resident	246	0.00%	27	0.02%	213	0.00%	486	0.00%

Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

As of December 31, 2016

	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
Shareholder	(number)%		(number)%		(number)%		(number)%
Brazilian Government	554,395,652	51%			1,544	0%	554,397,196	41%
BNDES Participações S.A.	141,757,951	13%			18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%			18,262,671	7%	92,807,935	7%
FND	45,621,589	4%				0%	45,621,589	3%
FGHAB	1,000,000	0%				0%	1,000,000	0%
CEF	2,722,864	0%				0%	2,722,864	0%
Others	267,006,977	25%	146,920	100.00%	228,481,566	86%	495,635,463	37%
Under B3 - BRASIL, BOLSA, BALCÃO Custody	265,466,269	24%	81,492	55.47%	209,002,148	79%	474,549,909	35%
Resident	135,209,344	12%	81,491	55.47%	78,955,135	30%	214,245,970	16%
Non Resident	99,806,957	9%	1	0.00%	113,291,398	43%	213,098,356	16%
J.P. Morgan Chase Bank	30,449,968	3%	0	0.00%	16,755,615	6%	47,205,583	3%
Others	1,540,708	0%	65,428	44.53%	19,479,418	7%	21,085,554	2%
Resident	1,540,462	0%	65,401	44.51%	19,479,205	7%	21,085,068	2%
Non Resident	246	0%	27	0.02%	213	0%	486	0%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

B. Related Party Transactions

With the publication of Decree No. 9,022/2017, which regulated Law No. 13.360/2016, the budget, management and movement of the CDE, CCC and RGR would be our responsibility until April 30, 2017, or until the ANEEL’s decision to certify the transfer of these responsibilities to CCEE. With the publication of Dispatch no. 1,079 of April 18, 2017, ANEEL determined in item (i) that CCEE and we effected the transition of the CDE, RGR and CCC (Sectoral Funds), according to the schedule established in Annex I of the said Dispatch, which determined, among other steps, the transfer between accounts of CDE and RGR funds (from us to CCEE) until May 3, 2017, thus materializing the transfer of said Sectoral Funds to CCEE.

Accordingly, and as described in the vote in said Dispatch, CCEE, as of May 1, 2017, became the administrative and financial manager of the Sectoral Funds CDE, CCC and RGR.

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

For further information see Note 46 to our consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Information

See “Item 18, Consolidated Financial Statements.”

Litigation

As of December 31, 2017, we were a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. We have established provisions for all amounts in dispute considering that in this cases where there is a present obligation (legal or constructive) as a result of a past event, it is probable (more likely than not) there will be an outflow of resources that embodies economic benefits to settle the referred obligation, and the amount to settle the obligation can be estimated reliably. As of December 31, 2017, we provisioned a total aggregate amount of approximately R$24,552 million in respect of our legal proceedings, of which R$632 million were related to tax claims, R$21,283 million were related to civil claims and R$2,636 million were related to labor claims.

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

On March 27, 2017, the Court granted in part and denied in part our motion to dismiss the second amended complaint. All claims against José Antonio Muniz Lopes, our former CEO, were dismissed, as were scheme liability claims against José da Costa Carvalho Neto, our former CEO, and Armando Casado de Araújo, our current CFO, under Section 10(b) of the Exchange Act and Rule 10b-5(a) and (c) promulgated thereunder. The motion to dismiss was otherwise denied as to the remaining claims. The decision does not create any financial obligation for us, and the case has now moved into the class certification and discovery phases. Our answer to the second amended complaint was filed on May 5, 2017, and the plaintiffs filed a motion for class certification on June 30, 2017, which was fully briefed and then submitted to the Court on November 21, 2017.

On February 28, 2018, the Court granted the parties’ joint request for a 60-day stay of the litigation while the parties attempt to settle the matter by engaging in mediation, and thereafter entered a revised scheduling order, which would apply in the absence of a resolution of the case, under which discovery will continue until at least September 2018.

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

Labor Proceedings

As of December 31, 2017, we were party to a number of labor proceedings brought by our employees, former employees and employees of some of our service providers against us, involving a total amount of R$2,636 million. Most of those proceedings relate to overtime compensation and its indirect effects, salary equalization, pension payments and payment of rescissory amounts. Although we are a party to a significant number of labor proceedings, we believe that none of those proceedings, when considered individually, could materially adversely affect our results of operations or financial condition.

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

The Union of Workers in Urban Industries of the state of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of CEAL who are seeking supposed salary differences in light of the implementation of the Bresser Plan. The lawsuit is currently in execution process to ratify the lower court’s calculations in the amount of R$722 million. The amounts were contested by CEAL by submitting two arguments: one restricted to the reference date and another contesting the amounts presented by the Union without restriction to the reference date. If the restriction to the reference date is accepted, calculations will be reduced to R$3.4 million and the amount accrued by CEAL and assessed by legal counsels as more likely than not that an outflow is restricted to the reference date. The 5th Panel of the Superior Labor Court started to judge the appeal discussing the need to examine the pre-execution arguments. The reporting judge, Judge Emmanoel Pereira, and Judge Maria Helena Mallmann voted for dismissal of the appeal. The process is currently under analysis by Judge Caputo Bastos.  As of December 31, 2017, we recognized a provision of R$356 million in our consolidated financial statements.  On March 13, 2018 the negotiations reached to an end and the parties agreed that CEAL would pay the employees represented by the Union of Workers in Urban Industries R$356,000,000.00 in twenty installments. From this amount, R$300,000,00.00 will be shared among all employees (current and retired), R$11,000,000.00 among the current employees and R$45,000,000.00 to the payment of legal fees.

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

As of December 31, 2017, there were 4,782 outstanding lawsuits filed by consumers against us questioning the monetary adjustments, understated inflation and interest calculations related to the repayment of the compulsory loans. Of those lawsuits, 2,416 have been decided against us and are currently at the execution phase. The total amount involved in these lawsuits is unadjusted for monetary correction and required expert assessment to be estimated with accuracy. In the course of execution proceedings, we have been required to pledge some of our assets, consisting mainly of preferred shares held by us in other electricity sector companies. As of December 31, 2017, we provisioned R$16.6 billion to cover losses arising from unfavorable decisions in these lawsuits.

The dispute was taken to the STJ, which ruled on the merits. An appeal, however, was filed at the Supreme Court (STF) and is pending judgment.

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

We are also involved in approximately 1,291 pending lawsuits related to the repayment of the compulsory loans, in which consumers seek to exercise the option to convert their credits presented by bonds payable to the bearer. These bonds are called “obrigações da Eletrobras.” However, we believe we have no further liability in respect of these bonds because they have an expiration date for presentation and this date has now passed.

Conversion of Credits by Book Value

This is a claim brought by the Brazilian Association of Water and Electric Energy Consumers (Associação Brasileira de Consumidores de Água e Energia Elétrica), in course before the 17th Federal Court of Brasília under number 2005.34.00.036746-4, claiming the return of the compulsory loan based on the share’s market value instead of the share’s equity value as currently applied.

The original amount claimed is R$2,397,003. As of December 31, 2017, the updated amount is R$3,525,049.

The Company understands that the share’s equity value (instead of the share’s market value) should be applied based on article 4 of Law No. 7,181/83 and due to the fact that this is a more objective criteria, which depends on factors not always directly related to the company performance. It should be noted that in 2009 the same subject was brought to Brazilian courts and decided in a repetitive judgement in accordance with our understanding.

Currently, the appeal presented by the plaintiff is pending judgement before the Federal Regional Court of the 1st Region, as he was declared by the 17th Federal Court of the Federal District an illegitimate party to file the suit. As the current precedent in the country is in accordance with our thesis, we understand in a conservative way that the this claim should be classified as possible.

Tax Proceedings

Annulment Claim

This is a claim for annulment regarding a tax credit determined in administrative proceeding No. 16682.720330/2012 (collection of PIS/COFINS on RTE and Itaipu). On July 6, 2015, Furnas made a judicial deposit in the amount required at the time, totalling R$117.3 million. Currently, the process is in discovery phase. No impact is expected given that there was a judicial deposit of the amount involved. As of December 31, 2017, the provisioned amount was R$152,407,906.21.

Tax Judicial Proceeding No. 0075104-45.2016.814.030

This concerns a tax assessment notice concerning the lack of payment of the fee for the Control, Monitoring and Supervision of Activities of Exploration and Utilization of Water Resources, or TFHR, intended to finance the monitoring and use of water resources in the State of Pará from April to June 2015.

At the administrative sphere, the impugnation, appeal and motion for review were rejected. The administrative proceeding was subsequently dismissed. A judicial lawsuit was filed and is being discussed before the Pará State Court, or TJPA. An injunction was granted suspending the need for payment of the debt, as well as to avoid any action seeking the collection of TFHR, even if related to other periods. The State of Pará filed an interlocutory appeal. The injunction was suspended by the appeal judge responsible for the report on the interlocutory appeal. On account of this suspension Eletronorte filed a new appeal that is yet to be reviewed by TJPA. In addition, given that ANEEL informed it was an interested party to the lawsuit, the court records have been submitted to the Federal Courts, but the Federal judge rejected acceptance of the lawsuit due to lack of authority, and, accordingly, the court records were submitted back to TJPA, a State Court.

Without this injunction the tax became once again due, thus enabling the State of Pará to file a Tax Foreclosure (Lawsuit No. 0023173-66.2016.4.01.3900 in course before the 6th Federal Court of Belém). Under this lawsuit, assets have been indicated as being subject to a judgment lien. In addition, the State of Pará made an out-of-court protest of bill that caused Eletronorte to file a claim to suspend the protest of bill (Lawsuit No. 0023107-86.2016.4.01.3900).  However, as of the date of this annual report no injunction has been obtained under this lawsuit.

Pará state law is also being disputed before the Federal Supreme Court (STF) by means of Direct Action of Unconstitutionality (Ação Direta de Inconstitucionalidade) No. 5374 filed by Confederação Nacional da Indústria — CNI. Eletronorte has asked to join this lawsuit as amicus curiae and is currently waiting to be accepted. Under this lawsuit the Brazilian Government Attorney’s Office (Procuradoria Geral da República) has issued an opinion in which it requests this state law of Pará to be declared unconstitutional and that its effectiveness should be suspended. The amount involved is R$420,119,037.91 as of December 31, 2017.

Tax Administrative Proceeding No. 16682.721.073/2014-51

Tax administrative proceedings relating to the collection of a fine regarding the social contribution due as a result of the offset made by Furnas without using PER/DCOMP. A tax assessment notice was issued seeking to collect social contribution, default interest and a proportional fine because of the disallowance made by the tax agent due to the use of credits by Furnas related tax losses recorded in 2007.  The filed appeal was judged and by a majority of votes the Panel upheld in part to dismiss the concurrent application of two separate fines. As of December 31, 2017, the amount involved was R$294,955,892.31.

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

In northern Brazil, Eletronorte is involved in several proceedings related to the expropriation of lands for the construction of the hydroelectric plant of Balbina, in the State of Amazonas. The lawsuits related to the Balbina expropriation involve the value to be paid for the expropriated land and the legality of the ownership of the affected land claimed by alleged landowners. The total amount involved, which has been recognized as a provision, was approximately R$240.7 million.

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

Mendes Junior filed an appeal against such denial, which was rejected by the Brazilian Superior Court of Justice on March 19, 2015. Mendes Junior then filed a final appeal before the Brazilian Federal Supreme Court against the decision of the Brazilian Superior Court of Justice. This final appeal was denied by the single Justice and a subsequent appeal was filed (ARE971.889) to the relevant chamber, which was also denied. Another appeal was filed by Mendes Junior against the denial and it is pending judgement.

The initial amount pleaded by the plaintiffs was of approximately R$7 billion (not considering inflation). As of December 31, 2017, we had no provisions related to this matter. Considering the decision of the Regional Federal Court, the Brazilian Superior Court of Justice and the Brazilian Federal Supreme Court, the likelihood of a financial obligation at the conclusion of this matter has been assessed as remote. See note 30 to our consolidated financial statements.

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

On February 24, 2016, a new decision of the 12th Civil Court of Recife granted a request to pledge government bonds held by Chesf in order to, supplement the amount that had already been blocked. The 12th Civil Court of Recife accepts preliminary procedures that seek to foreclose existing awards (“cumprimento provisório de sentença”). Under this procedure, which has been requested by the Consortium, (i) the judge approved the calculation elaborated by the judicial accountant that resulted in a preliminary principal amount award (dated as of April 2015) of approximately R$1,035 billion and with which Chesf disagrees; (ii) the guarantee insurance presented by Chesf, which had been accepted by the judge, was later rejected by the Pernambuco State Court; (iii) as of September 2016 financial banking assets of Chesf have been pledged in the approximate amount of R$500 million; and (iv) Chesf filed interlocutory appeal and a claim that are yet to be reviewed by the Pernambuco State Court. Chesf has also filed special and extraordinary appeals before the Superior Court of Justice (STJ) and before the Federal Supreme Court (STF), respectively. The special appeal is yet to be reviewed by the STJ while extraordinary appeal will only be judged by the STF after the STJ has granted an award on the matter.

In the meanwhile, Chesf filed another special appeal with the STJ (REsp 1.530.912) related to the settlement claim (“ação de liquidação”) and obtained on December 7, 2016 a monocratic decision that determined the suspension of the preliminary procedures that seek to foreclose existing awards and of the settlement claim, releasing on January 26, 2017, to the benefit of Chesf, the amounts pledged up to that date. The REsp 1,530,912 shall be re-examinated by the applicable STJ panel.

Considering the development of all of the proceedings referred to above and the appellate rulings Management, based on the opinion of its legal advisors and on calculations that took into account the suspension of payments related to Factor K and their respective monetary correction, determined it would recognize a R$1,098,565,686.02 provision as of December 31, 2017 under “Non-Current Liabilities”, and an additional R$109.956.568,60 in relation to the amount of the conviction in receivership fees in favor of the patrons of the parties adverse to Chesf (these fixed at the rate of 10% on the value of the main conviction plus R$100 thousand).

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

The 1st Region Federal Court partially affirmed the original order, but its decision has been suspended as one of the judges has requested more time to rule on the case. On June 30, 2011, Chesf’s appeal was granted partial relief. According to a decision published on June 24, 2011, the court rejected the plaintiff’s appeal. On September 30, 2011, a termination action was filed before the 1st Region Federal Court. On December 31, 2011, an injunction to interrupt the execution of the main proceeding was granted and remains in force.  On September 30, 2011, a termination action was filed before the 1st Region Federal Court. On December 31, 2011, an injunction to interrupt the execution of the main proceeding was granted and remains in force. Chesf has recognized a provision of R$161,135,552.13 in relation to this proceeding. As of December 31, 2015, we had not yet received the judgment of the appeal. Until December 31, 2017, a decision on the termination action was pending.

For a further discussion of this suit, see note 30 to our financial statements as of and for the year ended December 31, 2017.

Amazonas D as debtor in several energy supply agreements

Amazonas D is a defendant in lawsuits seeking payments, fines and charges for alleged delays and defaults caused by Amazonas D in fulfilling obligations arising from contracts with PIE. These lawsuits are the result of Amazonas D’s lack of payment or delayed payment of invoices. These lawsuits were filed against our subsidiary Amazonas D, and we have been named a defendant in them as we are the guarantor and main debtor of Amazonas D in several energy supply agreements.

As for the claims related to this subject matter, some have been dismissed (decisions favorable to us) by lower courts while others were granted (unfavorable to us) also by lower courts, and others are pending judgment. In the cases that were judged against us, we have filed appeals that are currently pending judgment.

The cases that were dismissed or have not yet been judged by lower courts had their chances of loss estimated as being unlikely, considering that there is no present obligation for each of these cases and therefore no provision have been recognized. However, the claims that were judged against us had their risk rating adjusted to probable, since they are mainly related to the examination of facts and evidences, it is unlikely that the higher courts will overturn the lower court’s decisions. The amount recognized as a provision as of December 31, 2017 was R$1,060 million for Amazonas D.

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

In 2017, ANEEL through Ratifying Resolution No. 2,202, which approved the annual budget of the CDE Account for the year 2017, maintained the same limitation for reimbursement referring to the gas volume at the level of 2016. Amazonas D entered motions for reconsideration with ANELL given the budget limitations imposed by ANEEL, which are pending review.

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

The amounts involved in the limitation of the reimbursement for the volume of gas in 2016 and 2017 are R$378 million and R$492 million, respectively.

Amazonas D - Gas Supply Contract (CIGÁS Amazonas D) — Price Difference on the Gas Transportation Portion

The Gas Supply Contract entered into by CIGÁS Amazonas D establishes that the gas transportation shall be in “open book” mode, which means that the reimbursement of direct and indirect costs incurred by the owner of the pipeline (the investment costs) shall occur through a fixed rate to be applied to the total costs proven to have been incurred.

In this sense, after the consolidation of all investments in the construction of the Urucu-Coari-Manaus gas pipeline, the costs related to it should have been determined by the Committee to Review the Transportation Portion and passed on to the transportation portion contracted. However, the price of the transportation portion includes a lot of variables like the investment in building the gas pipeline, the return rate on the investment and the rental of the Urucu LGP pipeline, which were not agreed among the members of the Committee. Therefore, the parties decided to apply an average price for the transportation portion between the two values presented by each company that were members of the Committee.

Given the controversy, ANEEL deliberated on this matter in process no. 48500.000289/2014-66.

On December 15 of 2015, by Ratifying Resolution no. 2,005/2015, ANEEL confirmed the price of the transportation portion for the natural gas in the value of R$11,4867/MMBtu* (base Dec/2009). However, the decision was appealed by Petrobras and ABRACE.

On June 14 of 2016, the National Petroleum Agency (ANP), by Dispatch no. 643, corrected the tariff calculated above, and approved and ratified the applicable tariff in the amount of R$12,0371/MMBtu (base Dec/2009), which allows the remuneration of all investments, costs and expenses related to the service of gas transportation.

Therefore, the definition of the tariff for the gas transportation was regulated on October 18, 2016, by Ratifying Resolution No. 2,159/2016, ANEEL, which sets the limit at R$ 12,0371/MMBtu (base Dec/2009) (without taxes), for the purpose of reimbursement by the CCC Account of the transportation portion of the natural gas contract between Amazonas D and Cigás, which should be applied, with the appropriate corrections, from the beginning of the invoicing for said contract.

Ratifying Resolution 2,159/2016 was applied retroactively to the beginning of the supply under the contract with the new approved transportation tariff, establishing that Eletrobras, as administrator of the CCC Account, calculated the values that were reimbursed above the set price and inform the results to ANEEL within 60 days, ending on December of 2016. Clauses 8.1.2.1.9.2 “b” and 10.8 of the Gas Supply Contract deals with the possibility of the value used provisionally being greater than the final one, Cigás will return to Amazonas D the sum overpaid plus late fees.

Supported by legal opinion from external legal consultants, the Company understands that in consideration of the right of reimbursement from the CCC Account of R$ 2,989 million, Company will have a right to be reimbursed by Petrobras in the same amount. For more information on this subject please see note 11 of our Financial Statements.

Amazonas D - Oil Reimbursement — ANEEL Ratifying Resolution No. 427/2011

Provisional Measure No. 466/2009, subsequently converted into Law No. 12,111/2009, provided that the CCC Account would reimburse not only the total cost of the fuel, but also the total cost of the energy generation of the Isolated System, deducting from the average cost of the energy determined for the regulated environment. Law No. 12,111/2009 and Decree No. 7,246/2010 do not impose or establish any limitation on the full reimbursement provided.

However, together with Law No. 12,111/2009, and Decree No. 7,246/2010, ANEEL Normative Resolution No. 427 established limitations on the reimbursement of the costs of acquisition of fuels establishing a reference price. Amazonas D understands that reimbursement from the CCC Account is a right without any limitation, however the company had to file for an injunction in order to guarantee the reimbursement provided for in Law No. 12,111/2009, without any limitation.

Through this lawsuit, a Second Instance Decision was handed down, which guarantees Amazonas D the full reimbursement of the generation costs, rejecting the effects of ANEEL Ratifying Resolution No. 427/2011.  As a result, the court granted an injunction requested by Amazonas D, in order to ensure full reimbursement of fuel consumption costs without any limitation. Therefore, Amazonas D is being fully reimbursed for its generation costs.

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

Accordingly, ANEEL Technical Note No. 331/2016, of September 12, 2016, provides that there is a need for adjustments to the Normative Resolution No. 427/2011 pursuant to Law No. 13,299/2016.

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

Consequently, and considering that Law No. 13,299/2016 guarantees the full reimbursement of the cost of fuel up to April 30, 2016, the estimated value in litigation after April 2016 is approximately R$100.1 million.

Information related to other probable and possible contingencies and the description of the relevant judicial demands against the Company and its subsidiaries is disclosed in the annual financial statements of December 31, 2017, with no relevant changes in the period.

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

The ruling of the 1st instance judge upheld the request of the plaintiff and ordered Eletronorte to pay the plaintiff R$55.7 million (historical value), including monetary restatement pursuant to the variation of the INPC index from the date of preparation of the calculations presented in the lawsuit and interest at a rate of 1% per month since the file of the claim. The parties submitted appeals against the decision, and the appeal filed by Eletronorte was dismissed and the plaintiff’s appeal was upheld.

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

Eletronorte filed a motion for clarification, which was denied. Both the plaintiff and Eletronorte then filed special appeals with the superior court of justice, which were admitted. The special appeals are pending judgement. The amount involved is of R$240,709,392.29.

Amazonas GT e Eletrobras

There are lawsuits filed against Amazonas GT in which Eletrobras was included for having acted as guarantor and principal debtor of the Amazonas GT in several energy supply contracts. Such lawsuits claim payments, fines and charges for alleged delays and defaults of Amazonas GT in complying with its obligations. Specifically in these energy supply contracts in which Eletrobras is a guarantor, the Company maintains the provision of R$545,928 (R$531,198 as of December 31, 2016) backed by the same amount of assets of the subsidiary Amazonas GT.

Consumers class action

Lawsuit filed by the National Consumers Association (ANDECO).

This is a civil action before the 18th Civil Court of Brasília, filed by ANDECO against Amazonas D, Cepisa, Ceron, Eletroacre and Ceal. We attributed to the matter the amount of R$ 20,448,964, in which their contingency amount as of December 31, 2017 is R$ 26,419,086 (R$ 23,333,079 as of December 31, 2016), as shown in the table below:

Company	Losses	Legal Double	Contingency 12/31/2017
Eletrobras Distribuição Acre S.A.	250,570	501,140	636,683
Eletrobras Amazonas Distribuição de Energia S.A.	4,813,561	9,627,122	12,670,272
Eletrobras Distribuição Alagoas S.A.	1,948,106	3,896,212	4,950,016
Eletrobras Distribuição Piaui S.A.	1,833,144	3,666,288	4,657,905
Eletrobras Distribuição Rondônia S.A.	1,261,910	2,523,820	3,206,435
Eletrobras Distribuição Roraima S.A.	117,191	234,382	297,775
Total	10,224,482	20,448,964	26,419,086

The plaintiff alleges that, in the absence of ANEEL’s authorization, the prorated collection of non-technical losses (fraud, theft, measurement errors, billing and delivery without measurement) is improper and, therefore, distributors should be ordered to reimburse (Double Indemnity), the amounts charged from 2010 to 2014, according to their respective balance sheets. It also calls for the annulment of all ANEEL Resolutions that allow the collection and inclusion of amounts charged for non-technical losses in the invoices.

The plaintiff requested a preliminary injunction to suspend collection and the enforceability of the related ANEEL Resolutions, which was denied. The judge issed a subpoena to ANEEL to inform if it was interested in being part of the lawsuit and, as ANEEL responded affirmatively, the claim was reassignment to a Federal Court, which has jurisdiction over ANEEL.

On August 8, 2016, the claim was assigned to the 21st Federal Circuit Court of Brasília and the court issued an initial order (i) maintaining the enforceability of ANEEL Resolutions, (ii) determining that ANEEL and the Federal Government present their defense and (iii) determining that the plaintiff manifests after the presentation of the defenses.

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

Acquisition of energy of Belo Monte destined to the Free Market

We and our subsidiaries, Chesf and Eletronorte, hold a total of 49.98% of the share capital of the SPE Norte Energia S.A. (“NESA”), which is responsible for the construction of the Belo Monte hydroelectric power plant.

There was a disagreement between the partners as to the application of clause 6.7 of the Shareholder Agreement, which deals with the exercise of rights of preference to conclude the purchase contract for the price of R$130.00/MWh (in April 2010) for the acquisition of 20% of the average energy assured, by us from the energy of Belo Monte energy intended for the Free Contracting Environment (“ACL”).

Some members of NESA claim that we have an obligation to purchase this energy. We understand that there is no such obligation but rather a right of first refusal. The Shareholders’ Agreement provides that conflicts are resolved through arbitration. Accordingly, the Shareholders’ Assembly of NESA ruled in April 2016 due to the initiation of this legal proceeding.

On June 29, 2017, there was a hearing on the case and it was determined that (i) the parties shall submit their respective audited financial statements until August 7, 2017, indicating the entries, references or explanatory notes related to the business subject to arbitration, (ii) the parties submit technical opinions until September 11, 2017, analyzing the capital structure of the project, (iii) the parties submit other technical opinions until September 11, 2017 and, (iv) the parties comment on the technical opinions and attach counter opinions until November 10, 2017.

On August 7, 2017, the parties submitted their financial statements and, on September 11, 2017, their technical opinions.

On March 6, 7 and 8, 2018, a new hearing was held for the hearing of witnesses and the arbitrators required the parties to submit documents until March 28, 2018.

On April 11, 2018, the arbitrators issued an order fixing the amount of the claim in R$ 2 billion.

In this arbitration proceeding, Eletrobras assesses as possible the likelihood that it will lose this litigation, and accordingly established so provision.

Additionally, in the event that Eletrobras is not successful in the current arbitration proceeding, the Company estimates a provision for losses of up to R$2 billion in this operation of purchase and sale of energy, considering the amounts as of December 31, 2017. Such estimate was based on the cost of Eletrobras’ capital, the price of the ACL restated by the IPCA, the reference price of energy sales in the long term and the percentage of interest of Eletrobras and its subsidiaries in Belo Monte.

Explanatory Notes

For a further discussion of ongoing litigation involving us and our subsidiaries see Note 30 to our consolidated financial statements.

Policy on Dividend Distribution

The Dividend Distribution Policy of Eletrobras establishes the rules and procedures applicable to the distribution of dividends by the Company, in accordance with the law, statutory provisions and other internal rules. The decision to distribute dividends and other proceeds takes into account a number of factors and variables, such as the Company’s results, financial situation, cash requirements, future prospects of performance in current and potential markets, existing investment opportunities, maintenance and expansion of productive capacity. The Dividend Distribution Policy of Eletrobras aims to ensure the continuity and short, medium- and long-term financial sustainability of the Company, based on the need for financial flexibility and stability to operate its business.

Brazilian Corporate Law and our by-laws provide that we must pay our shareholders a mandatory distribution equal to at least 25.0% of our adjusted net income for the preceding fiscal year. Under the Brazilian Corporate Law, mandatory dividends may not be distributed in a fiscal year in which the Company’s management determines, at the Annual Shareholders’ Meeting, that it would be incompatible with the Company’s financial situation to distribute mandatory dividends. Profits not distributed in the scenario described above, if not absorbed by losses in subsequent years, will be distributed as soon as the Company’s financial situation permits it. In addition, our by-laws require us to give: (i) class “A” preferred shares a priority in the distribution of dividends, at 8% each year over the capital linked to those shares; and (ii) class “B” preferred shares that were issued on or after June 23, 1969 a priority in the distribution of dividends, at 6% each year over the capital linked to those shares. In addition, preferred shares must receive a dividend 10% over the dividend paid to the common shares.

On June 30, 2017 the Company’s Board of Directors approved the Eletrobras Dividend Distribution Policy. This policy is based on legal, statutory and other internal regulations of the Company, and its pillar is the commitment to good corporate governance practices, consolidating the main rules and guidelines applicable to the distribution of dividends by Eletrobras according to Federal Law 13,303 of June 30, 2016 (State-Owned Companies Act). The Eletrobras’ Dividend Distribution Policy is filed at the Company’s headquarters and can be accessed on CVM’s website (www.cvm.gov.br) and on Eletrobras’ website (www.eletrobras.com/elb/ri).

The following table sets out our dividends proposed for the periods indicated:

Year
	2017	2016(1)	2015
(R$)
Common Shares	—	—	—
Class A Preferred Shares	—	2.17825658673(2)	—
Class B Preferred Shares	—	1.63369244005(2)	—

(1)                  Dividend proposed by our management. Our General Shareholders Meeting held on April 28, 2017 approved the adjustment of these amounts between January 1, 2017 and the payment date (December 19, 2017) by the SELIC rate variation.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Offer and Listing Details — Common Shares

Our common shares commenced trading on the Brazilian stock exchanges on September 7, 1971. The following table sets forth the reported high and low closing sale prices for our common shares on the B3 S.A. and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Common Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
2013	8.10	4.41	2.510
2014	8.60	4.57	2.607
2015	8.66	4.72	2.037
2016	25.76	4.88	2.247
2017	28.35	15.41	1.614

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the B3 S.A. and the approximate average daily trading volume for the quarterly periods indicated:

	Nominal reais per Common Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
First Quarter 2015	6.04	4.90	1.711
Second Quarter 2015	8.66	5.88	1.189
Third Quarter 2015	6.17	4.72	1.371
Fourth Quarter 2015	6.34	4.97	1.908
First Quarter 2016	7.31	4.88	1.529
Second Quarter 2016	13.20	6.17	2.941
Third Quarter 2016	24.07	12.79	2.165
Fourth Quarter 2016	25.76	18.97	2.323
First Quarter 2017	23.20	17.10	1.341
Second Quarter 2017	18.55	11.61	1.978
Third Quarter 2017	22.42	12.21	3.537
Fourth Quarter 2017	24.49	16.86	2.800
First Quarter 2018	25.55	16.58	3.039

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our common shares on the B3 S.A. and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Common Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
June 2016	13.20	8.22	4.010
July 2016	17.63	12.79	2.697
August 2016	22.53	17.60	2.206
September 2016	24.07	12.79	2.165
October 2016	23.91	18.97	2.051
November 2016	25.76	22.10	3.340
December 2016	24.84	22.00	1.615
January 2017	23.40	20.68	1.233
February 2017	23.13	20.79	1.312
March 2017	21.97	16.94	1.457

	Nominal reais per Common Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
April 2017	18.06	14.97	1.665
May 2017	18.55	12.01	2.375
June 2017	13.95	11.61	1.831
July 2017	16.48	12.21	2.236
August 2017	21.38	13.34	5.232
September 2017	22.42	17.40	2.953
October 2017	24.49	19.45	2.346
November 2017	22.24	18.55	3.528
December 2017	19.75	16.86	2.573

Source: São Paulo Stock Exchange.

In the United States, our common shares trade in the form of ADS. The following table sets forth the reported high and low closing sale prices for our ADS representing common shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	US$ per ADS (common shares)		Average Daily
	High	Low	Trading Volume
			(millions of shares)
June 2016	3.94	2.32	1.014
July 2016	5.34	3.82	0.439
August 2016	6.87	5.30	0.344
September 2016	7.44	5.84	0.169
October 2016	7.39	5.81	0.301
November 2016	7.54	6.42	0.172
December 2016	7.09	6.41	0.121
January 2017	7.33	6.27	0.147
February 2017	7.34	6.39	0.215
March 2017	6.92	5,36	0.156
April 2017	5.59	4.77	0.159
May 2017	5.78	3.59	0.429
June 2017	4.25	3.49	0.300
July 2017	4.93	3.69	0.351
August 2017	6.77	4.22	0.604
September 2017	7.15	5.52	0.463
October 2017	7.38	6.15	0.318
November 2017	6.60	5.63	0.423
December 2017	6.04	5.16	0.493

Source: New York Stock Exchange.

Offer and Listing Details — Preferred Shares

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the B3 S.A. and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per Preferred Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
2013	13.70	8.03	2.013
2014	12.64	6.25	1.768
2015	11.17	5.85	1.639
2016	29.70	8.16	1.786
2017	28.35	15.41	1.614

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the B3 S.A. and the approximate average daily trading volume for the quarterly periods indicated:

	Nominal reais per Preferred Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
First Quarter 2014	10.88	8.50	1.916
Second Quarter 2014	12.64	9.55	1.721
Third Quarter 2014	12.53	10.10	1.461
Fourth Quarter 2014	10.66	6.25	1.989
First Quarter 2015	8.40	5.85	1.928
Second Quarter 2015	10.60	7.29	1.737
Third Quarter 2015	9.10	6.91	1.371
Fourth Quarter 2015	11.17	8.60	1.534
First Quarter 2016	11.21	8.16	1.797
Second Quarter 2016	18.68	10.14	2.052
Third Quarter 2016	29.70	17.42	1,658
Fourth Quarter 2016	28.67	23.75	1.637
First Quarter 2017	26.75	21.56	1.064
Second Quarter 2017	22.19	15.41	1.656
Third Quarter 2017	25.90	16.19	2.108
Fourth Quarter 2017	28.35	19.62	1.614
First Quarter 2018	30.07	19.33	2.156

Source: São Paulo Stock Exchange.

The following table sets forth the reported high and low closing sale prices for our Class B preferred shares on the B3 S.A. and the approximate average daily trading volume for the periods indicated:

	Nominal reais per Preferred Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
June 2016	18.68	12.96	2.121
July 2016	22.04	17.42	1.860
August 2016	28.65	22.50	1.607
September 2016	29.70	23.87	1,512
October 2016	27.55	23.75	2.049
November 2016	28.67	25.20	1.856
December 2016	27.28	24.71	1.035
January 2017	25.40	22.94	0.846

	Nominal reais per Preferred Share		Average Daily
	High	Low	Trading Volume
			(millions of shares)
February 2017	25.28	22.49	1.160
March 2017	23.94	19.91	1.185
April 2017	21.45	17.92	1.566
May 2017	22.19	15.57	2.050
June 2017	17.98	15.41	1.320
July 2017	19.96	16.19	1.973
August 2017	24.08	16.46	2.694
September 2017	25.90	20.46	1.576
October 2017	28.35	22.30	1.353
November 2017	25.55	21.18	2.278
December 2017	22.93	19.62	1.239

Source: São Paulo Stock Exchange.

In the United States, our Class B preferred shares trade in the form of ADS. The following table sets forth the reported high and low closing sale prices for our ADS representing Class B preferred shares on the NYSE and the approximate average daily trading volume for the periods indicated:

	US$ per ADS (Class B preferred shares)		Average Daily
	High	Low	Trading Volume
			(millions of shares)
June 2016	5.73	3.57	0.091
July 2016	6.87	5.24	0.214
August 2016	8.85	6.86	0.044
September 2016	9.26	7.30	0.067
October 2016	8.67	7.22	0.107
November 2016	8.65	7.37	0.038
December 2016	8.30	7.29	0.057
January 2017	8.22	6.90	0.040
February 2017	7.97	6.95	0.062
March 2017	7.66	6.17	0.136
April 2017	6.58	5.55	0.064
May 2017	6.93	4.60	0.085
June 2017	5.37	4.61	0.076
July 2017	5.96	4.87	0.051
August 2017	7.67	5.20	0.110
September 2017	8.28	6.51	0.050
October 2017	8.57	7.12	0.024
November 2017	7.66	5.20	0.101
December 2017	7.13	5.68	0.058

Source: New York Stock Exchange.

We have an insignificant number of Class A preferred shares, with no material effect on the trading volume on the B3 S.A..

As a result, as of December 31, 2017, our capital stock was comprised of a total of 1,352,634,100 shares, of which 1,087,050,297 are common shares, 146,920 are class “A” preferred shares and 265,436,883 are class “B” preferred shares.

There are no restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil.

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment regulations which generally require, among other things, that the relevant investments have been registered with the Central Bank. Banco Bradesco S.A., as custodian for our common and class “B” preferred shares represented by the ADS, has registered with the Central Bank on behalf of the Depositary the common and class “B” preferred shares that it will hold. This enables holders of ADS to convert dividends, distributions or the proceeds from any sale of such common and class “B” preferred shares, as the case may be, into U.S. dollars and to remit such U.S. dollars abroad. However, holders of ADS could be adversely affected by delays in, or a refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the common and preferred “B” shares underlying our ADS.

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

A certificate of foreign capital registration has been issued in the name of the Depositary with respect to the ADS and is maintained by Banco Bradesco S.A., as custodian for our common and class “B” preferred shares represented by the ADS, on behalf of the Depositary. Pursuant to such certificate of foreign capital registration, we expect that Depositary will be able to convert dividends and other distributions with respect to the common and class “B” preferred shares represented by ADS into foreign currency and remit the proceeds outside of Brazil.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol “ELET3” and our class “B” preferred shares are traded under the symbol “ELET6” on the B3 S.A..  Stocks and bonds are traded exclusively on the B3 S.A..  As of December 29, 2017, we had approximately 25,732 record holders.

Our ADRs are listed on the NYSE. As of December 31, 2017, we had  approximately 2,847 beneficial and 17 registered holders of ADS representing common shares and 727 beneficial and 9 registered holders of ADS representing preferred shares.

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

Under the Brazilian Corporate Law, a company is either public, a companhia aberta, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchange markets, including the B3 S.A., or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the B3 S.A., a company must apply for registration with the B3 S.A., and the CVM and is subject to regulatory requirements and disclosure requirements.

Trading on the B3 S.A.

In 2000, the trading activities of shares in Brazil were reorganized through the execution of memoranda of understanding by the Brazilian regional stock exchanges. Under the memoranda, all Brazilian shares are publicly traded exclusively on the B3 S.A.

BOVESPA was a not-for-profit entity owned by its member brokerage firms. In 2008, BOVESPA was converted into a Brazilian publicly-held company and renamed B3 S.A., as a result of a merger between BOVESPA and the Brazilian Mercantile & Futures Exchange (Bolsa de Mercadorias e Futuros or “BM&F”). B3 S.A. is currently the most important Brazilian institution to intermediate equity market transactions and it is the only securities, commodities and futures exchange in the country. Trading on such exchange is carried out by member brokerage firms.

The trading of securities on the B3 S.A. may be suspended at the request of a company in anticipation of material announcement. Trading may also be suspended on the initiative of the B3 S.A. or the CVM based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the B3 S.A..

Trading in securities listed on the B3 S.A., including the Novo Mercado, Levels 1 and 2, and other two access segments named Bovespa Mais and Bovespa Mais Nível 1 Segments of Differentiated Corporate Governance Practices, may be carried out off the exchanges in the unorganized over-the-counter market in certain specific circumstances.

Although the Brazilian securities market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, the B3 S.A. is significantly less liquid than the NYSE, or other major exchanges in the world.

Although all of the outstanding shares of a listed company may be traded on the B3 S.A., fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

In order to reduce volatility, the B3 S.A. has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes, one hour or a longer period whenever specified indices of the B3 S.A. fall below the limits of 10%, 15% and 20% respectively, in relation to the index levels for the previous trading session.

When shareholders trade in shares on the B3 S.A., the trade is settled in three business days after the trade date. The delivery of and payment for shares are made through B3 S.A., which handles the multilateral settlement of both financial obligations and transactions involving securities. According to applicable regulations, financial settlement is carried out through a Central Bank system and the transactions involving the sale and purchase of shares are settled through B3 S.A..  All deliveries against final payment are irrevocable.

Trading on the Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

Corporate Governance Practices

In 2000, the B3 S.A. introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado, aimed at fostering a secondary market for securities issued by Brazilian companies listed on the B3 S.A., by prompting these companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders. Recently, the B3 S.A has revised the Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado rules in two occasions. The first round of amendments to the Novo Mercado rules became effective on February 6, 2006, and the first round of amendments to Levels 1 and 2 of Differentiated Corporate Governance Practices became effective on February 10, 2006. The second and most recent round of amendments to the Novo Mercado rules and the Levels 1 and 2 of Differentiated Corporate Governance Practices became effective on May 10, 2011.

Recently B3 S.A. put in discussion changes to the Novo Mercado and Nível 2 rules, and a public hearing is ongoing to receive investors, law firms, banks and other capital markets participants’ contributions to improve the rules.

As of the effective date, in order to become a Nivel 1 (Level 1) company, in addition to the obligations imposed by applicable law, an issuer must agree to: (i) ensure that shares representing at least 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions made by its controlling shareholders, members of its board of directors and its officers involving securities issued by the issuer; (v) submit any existing shareholders’ agreements and stock option plans to the B3 S.A.; (vi) make a schedule of corporate events available to its shareholders; (vii) elaborate and disclose a securities trading policy applicable to the company, its controlling shareholders, board members and management, as well as the members of other statutory bodies of the company with technical and consultancy functions; (viii) elaborate and disclose a code of conduct establishing the values and principles that shall serve as a guidelines for the company’s activities and relationship with the management, staff, service providers and other entities and individuals affected by the company; and (ix) prohibit holding dual positions as Chairman and Chief Executive Officer (or primary executive officer) of the company.

To become a Nivel 2 (Level 2) company, in addition to the obligations imposed by applicable law, an issuer must agree, among other things, to: (i) comply with all of the listing requirements for Level 1 companies; (ii) grant tag-along rights for all of its shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares; (iii) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (a) any change of the company into another corporate entity; (b) any merger, consolidation or spin-off of the company; (c) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder; (d) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase; (e) appointment of an expert to ascertain the fair value of the company’s shares in connection with any deregistration and delisting tender offer from Level 2; and (f) any changes to these voting rights, which will prevail as long as the agreement for adhesion to the Level 2 segment with the B3 S.A. is in effect; (iv) have a board of directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent, with a term limited to two years; (v) prepare annual consolidated financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, or IFRS; (vi) effect a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), if it elects to delist from the Level 2 segment; (vii) adhere exclusively to the rules of the B3 S.A. Arbitration Chamber for resolution of disputes between the company and its investors; (viii) cause the Board of Directors to elaborate and disclose a previous and justified opinion in relation to any and all public offers for the acquisition of shares issued by the company analyzing, among other aspects, the impacts of the offer on the company’s and shareholders’ interests, as well as on the liquidity of the shares issued by the company, and containing a final and justified recommendation for the acceptance or rejection of the offer by the shareholders; and (ix) not to include in the company’s by-laws provisions that (a) restrict the number of votes of a shareholder or of a group of shareholders to percentages below 5% (five percent)

of the voting shares, except for the cases of denationalization or of limits imposed by the laws and regulations applicable to the company; and, except as otherwise provided by the law or regulations (b) require a qualified quorum for matters that shall be submitted to the general shareholders’ meeting, or (c) restrict the exercise of a favorable vote by shareholders or burden shareholders that vote in favor of a suppression or change of by-laws provisions.

To be listed in the Novo Mercado segment of the B3 S.A., an issuer must meet all of the requirements described above under Level 1 and Level 2, in addition to issuing only common (voting) shares.

On September 26, 2006 we entered into an agreement with the B3 S.A. to list our preferred shares on the Level 1 segment, effective on the date immediately after the date of publication of the announcement in Brazil of the listing, pursuant to which we agreed to comply, and continue to be compliant with all of the requirements of a Level 1 listing.

On September 2015, B3 S.A. created a special corporate governance program named “Programa Destaque em Governança de Estatais” focused on state-owned publicly held companies, or state-owned companies that may issue an IPO, aiming to encourage these companies to improve their corporate governance practices.

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

As foreseen in our PDNG 2018-2022, on January 30, 2018 we requested to be cetified by B3 S.A. under the Corporate Governance Program for State-Owned Companies (“Program”). The initiative to join the Program reinforces our commitment to continuously improve our governance, as well as to be in compliance with the best market practices. On March 6, 2018, B3 S.A. approved our certification in the Program.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Although Brazilian law does not have a similar requirement, Novo Mercado and Level 2 rules require that listed companies have a board of directors comprised of at least five members, out of which a minimum of 20% of the directors must be independent pursuant to the different criteria defined in the regulations (such as absence of material relationship between a director and the listed company or the controlling shareholder). The Level 1 segment of B3 S.A. in which we are listed only requires the board to be comprised of a minimum of three members and does not require any participation by independent directors and, therefore, under Brazilian law and the rules of the Level 1, neither our Board of Directors nor our management is required to test the independence of directors before their election to the board. Nevertheless, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, as well as the Level 1 segment of B3 S.A., we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders’ meeting.

In addition, on June, 30, 2016, Brazilian Government promulgated the Law of State-owned Companies that among other definitions, establishes minimum requirements for managers appointment, such as: I - (a) to have a minimum professional experience of ten years with public or private segment related to the intended state-owned company, or in other related segments regarding the superior managing position that he or she was appointed; or (b) to have a minimum professional experience of four years in one of such positions: superior manager position in similar companies considering the size or the business of the intended state-owned company; (b.1) to have occupied trustily positions or functions equal to and DAS-4 or superior in the public segment; (b.2) have been teacher or researcher in subjects related to the intended state-owned company business; (b.3) to have a minimum self-employed professional experience of four years in activities direct or indirectly related to the intended state-owned company business; (c) to have academic degree in areas that regard the intended state-owned company business; II — do not fall under the non-admission hypothesis; and III — do not be declared ineligible regarding Complementary Law No. 64 of 1990.

Law No. 13,303 and Decree No. 8,945 have established that a board of directors must be composed of at least 25% of independent members. In Eletrobras’ Bylaws, this percentage is 30%. Currently, according to the Brazilian Law, of the eight directors, only three are considered independent. On the other hand, according to US law, our board has five independent members.

Although the Law of State-owned Companies came into force immediately after its publication, the state-owned companies have up to 24 (twenty four) months to adapt to the new legal requirements. Regardless of this fact, the last election of our members of the Board of Directors and of our Executive Officers fully complied with these rules.

In this sense, on November 30, 2017, Eletrobras approved through the 168th Extraordinary General Meeting, the full update of its Bylaws in accordance with the aforementioned Law of State-owned Companies, explaining the eligibility requirements for its management (directors and executive officers), besides incorporating the following concepts:

•                  Criteria for appointing representatives in the Board of Directors, Board of Executive Officers and Fiscal Council - Appointment Policy of Eletrobras companies.

•                  Requirements for the Audit Committee: management independence and professional experience compatible with the position;

•                  Creation of a Single Approval Policy for Eletrobras companies;

•                  30% of independent members in the CAE and 25% in the CAs of the subsidiaries;

•                  Formation and operation of the Audit and Risk Committee;

•                  Audit and Risk Committee and Management, People and Eligibility Committee, covering the subsidiaries;

•                  Addition of 1 director in the composition of the CAE. Among those indicated by the MME, two should meet the Audit Committee COAUD’s requirements;

•                  Duties of the Board of Directors: discussing the shareholders’ agreements, approving corporate policies, personnel regulations, number of positions of trust, maximum number of personnel and public exam, of Eletrobras and its subsidiaries.

•                  Evaluation of the performance of management, Fiscal Council members and members of the Committees;

•                  Inclusion of integrity, risk management and internal controls practices.

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

Law No. 13,303 and Decree No. 8,945 establish the obligation to create an eligibility committee, which was fully incorporated by the recent amendment to our Bylaws.

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

The Management, People and Eligibility Committee is in charge of discussing the compensation of the management, submitting its decisions to the controlling shareholder and to be voted on at the annual general meeting. The Executive Officers are entitled to an Annual Variable Remuneration (RVA), which can add up to 2.5 remunerations and is conditional on the achievement of a positive result in the year and the annual agreed targets established between the Board of Directors and the Board of Executive Officers of each of Eletrobras’ companies. The annual agreed targets consider the performance evaluation result of the Board of Executive Officers and reflect the alignment of the management to the long-term strategy and the Board of Directors guidelines, observing the economic, environmental and social impacts and risks.

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

Eletrobras’ Bylaws were amended on November 30, 2018 to incorporate the provisions set forth in Law 13,303 and Decree 8,945, establishing an Audit Committee and requirements for the election of its representatives. The Audit Committee will be created by June 30, 2018 and will act in accordance with the US laws and regulations.

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

In September 2006, we entered into an agreement with the B3 S.A. to list our shares on the Level 1 segment of B3 S.A.’s corporate governance, the effectiveness of which began on September 29, 2006. Trading in our shares on the Level 1 began on September 29, 2006.

History of our Capital Stock

Our share capital was R$31.3 million as of December 31, 2017.

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

Redemption

We cannot redeem our shares.

Registration

Our shares are held in book-entry form with Citibank N.A., which will act as the custodian agent for our shares. Transfer of our shares will be carried out by means of book entry by Citibank N.A. in its accounting system, debiting the share account of the seller and crediting the share account of the buyer, upon a written order of the transferor or a judicial authorization or order to affect such transfers.

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

Board of Directors, Board of Executive Officers and Fiscal Council

The Board of Directors is composed of eleven members, eight of which are appointed by the controlling shareholder; one by the minority shareholders, one by the minority shareholders holders of preferred shares; and one by the employees, all of them nominated for a period of two years, with a maximum of three consecutive renewals. In 2016, the election of the seven members of the Board of Directors appointed by the majority shareholder followed the multiple vote procedure, as a result of a request from a minority shareholder that represents more than 0.5% of our capital. Thus, the majority shareholder appointed seven members of the Board of Directors, one member was appointed by the minority shareholders and another was elected as employees representative.  In 2017, out of the nine members of the Board of Directors, three members were independent members according to B3 S.A and five were independent according to SEC rules.

The Fiscal Council is responsible for overseeing the actions of the managers and opine on our financial health.  Its attributions are set forth in our Bylaws and procedural rules included in our Internal Regulation.  The Fiscal Council is a permanent management body and complies with the requirements determined by the SEC to act as an Audit Committee since 2006, having among its members a financial specialist with additional attributions as required by the SEC.

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

On July 22, 2016, the Board of Directors elected our seven Officers, including our current CEO, Mr. Wilson Pinto Ferreira Junior.

In 2017, three permanent committees were established to provide assistance to the Board of Directors in the decisions related to their practice field: Audit and Risk Committee, Management Personnel and Eligibility Committee and Strategy, Governance and Sustainability Committee. For more information regarding our new committees, see “Item 6.C, Board of Directors Practices.”

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

In addition, on June, 30, 2016, Brazilian Government promulgated the Law of State-owned Companies that among other definitions, establishes minimum requirements for managers appointment, such as: I - (a) to have a minimum professional experience of ten years with public or private segment related to the intended state-owned company, or in other related segments regarding the superior managing position that he or she was appointed; or (b) to have a minimum professional experience of four years in one of such positions: superior manager position in similar companies considering the size or the business of the intended state-owned company; (b.1) to have occupied trustily positions or functions equal to and DAS-4 or superior in the public segment; (b.2) have been teacher or researcher in subjects related to the intended state-owned company business; (b.3) to have a minimum self-employed professional experience of four years in activities direct or indirectly related to the intended state-owned company business; (c) to have academic degree in areas that regard the intended state-owned company business; II — do not fall under the non-admission hypothesis; and III — do not be declared ineligible regarding Complementary Law No. 64 of 1990.

The minutes of the shareholders’ or directors’ meeting that appoints a member of the Board of Directors or the Board of Executive Officers, respectively, must detail the qualifications of such person and specify the period of their mandate.

On November 2017, our shareholders approved during the 168th Shareholders General Meeting amendments to our Bylaws to comply with the Law of State-Owned Companies and other regulations.

Appointment

The members of our Board of Directors are elected at the general shareholders meeting for a term of two years, with a maximum of three consecutive renewals.

As our majority shareholder, the Brazilian Government has the right to appoint seven members of our Board of Directors, of which seven are appointed by the MME and one by the Planning, Budget and Management Ministry, at least two of the appointed members must meet the conditions set forth in art. 25 of Law 13,303/2016 and in art. 39 of Decree No. 8,945/2016. The other common shareholders have the right to elect one member, the holders of preferred shares without voting rights representing at least ten percent of our total capital have the right to elect one member, both meeting the requirements of Law 13,303/2016,  and one member shall be elected as the representative of the employees, by means of an election organized by the company and the union entities. One of the members of the Board of Directors is appointed President of the company.

The Board of Directors shall be formed by at least 30% of independent members. In case of conflict about the definition of independence between the Law 13,303 and the State-Owned Governance Program of Brasil, Bolsa, Balcão S.A. (B3), the most restrictive rule will apply.

Pursuant to Article 140 of Law No. 6,404, of December 15, 1976 (the “Brazilian Corporate Law”), the members of the Board of Directors shall be elected by means of Shareholders Meetings and may be removed at any time.

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

The members of our Board of Executive Officers are appointed by our Board of Directors for a term of two years, with a maximum of three consecutive renewals.

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

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our shares or ADS and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and United States federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may have an impact on the consequences described below. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and United States federal income tax consequences to it of an investment in our shares or ADS. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, Citibank N.A., as depositary, and the registered holders and beneficial owners of our ADS, and any related documents, will be performed in accordance with its terms.

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

Any other capital gains realized on the disposition of assets including transactions that are not carried out on the Brazilian stock exchange are subject to the following tax treatment: (1) when realized by any Non-Resident Holder that is not resident or domiciled in Tax Haven, income tax at progressive rates ranging from 15.0% to 22.5% (as of January 1, 2017) or a flat tax rate of 15%, as the case may be; and (2) income tax at the rate of 25.0% when realized by a Non-Resident Holder domiciled or resident in a Tax Haven.

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

A Non-Resident Holder of our shares may experience delays in effecting such action, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the Non-Resident Holder.]

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

•                           United States expatriates;

•                           holders that hold our shares or ADS as part of a hedge, straddle or conversion transaction; or

•                           holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power or value, if any, of our shares or ADS.

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

Backup Withholding and Information Reporting

In general, dividends on our shares or ADS, and payments of the proceeds of a sale, exchange or other disposition of shares or ADS, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 24% unless the holder: (i) establishes, if required to do so, that it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and has not lost its exemption from backup withholding.

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

Interest Rate Risks

As of December 31, 2017, our total indebtedness was R$45,122 million, of which 51%, or R$22,961 million, was related to variable interest rates. Our debts are mainly indexed to the following interest rates: (i) CDI (27% of our indebtedness), (ii) TJLP (15% of our indebtedness), (iii) LIBOR (4% of our indebtedness) and (iv) SELIC (4% of our indebtedness).

Exchange Rate Risks

As of December 31, 2017, approximately 25% of our total consolidated indebtedness of R$45,122 million was denominated in foreign currencies. As of December 31, 2017, total consolidated indebtedness denominated in foreign currencies R$11,412 million, or approximately 25% of our total debt was denominated in U.S. dollars.

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

With respect to the exchange rate risk, we have prioritised over the years the structural solution to mitigate the risk through foreign currency funding (between 2009 and 2011), thus substantially reducing the exchange rate risk to which we were exposed. As a result, the main focus of this risk for us has been having our cash flows denominated in foreign currency. For that purpose, we permanently assess the need to conduct operations to mitigate the exchange rate risks that are deemed relevant.  Accordingly, due to the structural solution implemented previously, no significant change in the risk associated with the exchange variation in the year 2018 is expected.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.D. American Depositary Shares

Fees payable by the holders of our ADS

As resolved at the meeting of the Company’s Board of Directors held on June 30, 2017, and approved by the CVM through Official Letter 483/2017/CVM/SER/GER-2, and filed with the SEC on August 18, 2017 (i) for Class B Preferred Shares, on Form F-6 Registration Statement No. 333-219599 and (ii) for Common Shares, on Form F-6 Registration Statement No. 333-219600, the provision of depositary bank services for our ADSs negotiated on the NYSE will be made by Citibank N.A. for both of our common and preferred ADS. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADR holders are required to pay the depositary amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below:

Depositary Action	Associated fee
Issuance, cancellation or distribution of ADSs	Up to US$5.00 per 100 ADS (or fraction thereof)

Distribution of cash dividends or other cash distributions	Up to US$5.00 per 100 ADS (or fraction thereof)

Distribution of securities other than ADSs or rights to purchase ADSs	Up to US$5.00 per 100 ADS (or fraction thereof)

ADS Services	Up to US$5.00 per 100 ADS (or fraction thereof)

Depositary reimbursements

In accordance with the deposit agreement entered between the depositary and us, the depositary reimburses us for certain expenses we incur in connection with the ADR program.

The depositary may deduct applicable depositary fees and charges from the funds being distributed in the case of cash distributions. For distributions other than cash, the depositary will invoice the amount of the applicable depositary fees to the applicable holders.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of, our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15e, as of the year ended December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2017, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described below.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2017 based on the COSO (2013) Internal Control — Integrated Framework (Committee of Sponsoring Organizations of the Treadway Commission), implemented in the Company since 2015. The Company acquired Chuí Holding S/A, Santa Vitória do Palmar Holding S/A and Livramento Holding S/A on December 28, 2017, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, Chuí Holding S/A, Santa Vitória do Palmar Holding S/A and Livramento Holding S/A’s internal control over financial reporting associated with total assets of R$2,982 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017. Based on this assessment, our management concluded that, as of December 31, 2017, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified was:

As in previous years, the Company did not maintain adequate controls regarding the preparation of its financial statements and related disclosures. The matters involved: (i) insufficient involvement of skilled personnel in financial reporting closing process; and (ii) ineffective level controls process over the financial reporting closing, including related disclosures, where the management review controls (e.g. journal entries, related parties, contingency, fixed assets, impairment and tax), provisions (e.g. judicial deposits and compulsory loans) and related accounts were not designed or operating at a sufficient level of precision to identify material misstatements.

Remediation of Material Weakness

In order to remediate the material weakness regarding the preparation of our financial statements and related disclosures, we are implementing some important initiatives. In relation to the judicial deposits and compulsory loans provisions, we are reestructuring the judicial claims database, including compulsory loans, updating and creating operational procedures and changing the judicial claims management system. The unified and centralized ERP and Shared Services Center, scheduled to be implemented throughout 2018, includes a standardization of accounting policies and procedures, management review controls. With this new control environment, we also expect to become more agile and reliable in the financial reporting closing process.

Throughout 2017, the Company implemented and improved procedures and control activities, which allowed us to reduce three material weaknesses described in our 2016 annual report on Form 20-F.

1 — In order to correct the material weakness related to a significant number of control deficiencies, which remained until December 31, 2016, Eletrobras companies performed:

•                  Annual meetings for the 20-F multilevel sign off envolving the subsidiaries commiting their position based on the internal tests;

•                  Monthly PMO meetings significantly increasing the remediations pointed out in the previous year;

•                  Update and disclosure of the Sox Certification Guide;

•                  The Company agrees that most of the remaining deficiencies represent non-material issues or are mitigated by compensatory controls.

In order to remedy the material weakness in respect of the significant number of deficiencies related to the financial statements not corrected in a timely manner, we and our subsidiaries have strengthened the importance of appointing and setting targets to individuals to supervise the internal control environment throughout our different business areas. Additionally, in order to reduce existing deficiencies, our companies are promoting actions and plans in corporate governance, risk management and internal control management to address qualitative and quantitative deficiencies. We are adjusting our operational structure, as well as strengthening our corporate governance practices.

2 — In order to remedy the material weakness related to the proper monitoring of the SPEs, we have adopted a set of practices to mitigate the risk of investment through partnerships.

In relation to pre-existing investments, the Company adopted other relevant measures and controls, such as:

•                  Creation and periodic update of the SPE’s Policy of Representatives, with the purpose of setting the representatives’ appoitment policy for Eletrobras and its subsidiaries within their SPE’s governance bodies, as well as the criteria for their performance appraisal, aiming at the continuous improvement of Eletrobras’ performance to create value, benefit its shareholders and remain stable;

•                  Creation of the Superintendence for the Management of Shareholdings in SPEs, responsible for monitoring the consolidated performance of the SPEs in which the holding company and Eletrobras’ companies hold interest, together with the areas of other Executive Offices involved, both in the holding company and in Eletrobras subsidiaries and affiliated entities;

•                  Setting of an operational procedure to detail the monitoring of the shareholdings in SPEs. The procedure sets guidelines for the monitoring of the SPEs’ performance in the context of: (i) the management of information and corporate documents of the SPEs; (ii) the consolidation of information on the investments in generation and transmission systems in the Executive Report on Investment Monitoring in SPEs; (iii) analysis of the Executive Report on Investment Monitoring in SPEs by the Investment Committee and submission of the results to the financial officers and referral to senior management;

•                  Presentation of the corporate integrity aspects (in the Anti-Corruption Policy) to Eletrobras’ representatives, as well as to joint-venture partners;

•                  Implementation of mandatory training on the Compliance Program for managers in areas at risk of corruption, including Eletrobras’ representatives;

•                  Other controls focused on the budget management and strategic planning of the Eletrobras system.

For any new investments:

•                  Investigation/due diligence in accordance with applicable Anti-Corruption Laws on any prospective joint-venture partner;

•                  Updating the SPE Manual of Eletrobras’ companies, providing for governance and business management practices in SPEs (strategy, business development and performance monitoring) in order to mitigate the risks related to investments through partnerships.

We have reached a new level in the Compliance Program maturity, which allowed the elimination of this material weakness, in accordance with the requirements of the FCPA and the Brazilian Anti-Corruption Law. Between 2015 and 2017, we implemented a series of measures that have increased the effectiveness of this program to comply with corporate governance standards, laws and regulations, including the 2002 Sarbanes-Oxley Act, the FCPA, the Brazilian Anti-Corruption Law, the State Law (Law No. 13,303/2016), the rules and guidelines issued by the SEC, the CVM, the Brazilian Institute of Corporate Governance (IBGC) and the OECD, among others. The following is a summary of the main activities and procedures implemented:

•                  Creation of the Integrity System Committee (CSI), a team composed of the Director of Compliance, Human Resources and Corporate Management, Auditor-General, General Ombudsman, Chairman of the Ethics Committee of the Holding Company and representatives of each of Eletrobras’ Companies, having as main attribution to promote the handling of complaints and infractions;

•                  Hiring a third-party Whistleblowing Channel for the Generation, Transmission and Distribution companies, under the coordination of the Holding Company, with the purpose of guaranteeing the integrity of the whistleblowing database, meeting deadlines for the whistle-blower, classification by level of criticality of the whistleblowings and their due handling;

•                  Development of a Fraud Risk Assessment Matrix in order to allow a preventive control;

•                  Mapping the main business areas exposed to corruption and bribery risks;

•                  Development of a methodology to classify the level of risk of fraud and corruption of suppliers and definition of critical suppliers regarding the integrity of Eletrobras’ companies;

•                  Annual evaluation of the company’s anti-fraud controls by the Internal Audit;

•                  Identification of the employee relationship map with public agents;

•                  Integrity analysis based on background check of the representatives of the Eletrobras’ companies in the board of executive officers, fiscal council and board of directors;

•                  Conduct due diligence on possible beneficiaries in the donation processes arising from arrangement;

•                  Creation and updating of anticorruption policies, of consequences and conflicts of interest, as well as updating policies that deal with relationship with stakeholders and third parties;

•                  Publication of a new regulation on bids and contracts including integrity tools for the selection and monitoring of suppliers;

•                  Definition of internal procedures for the conduction of due diligence during mergers, acquisitions, restructurings and formation of partnerships;

•                  Online training on Ethics and Compliance offered to all employees of Eletrobras’ companies, reaching approximately 90% of their total employees;

•                  Creation of the Eletrobras’ Board of Directors Improvement Program with the purpose of developing competencies associated to corporate governance and compliance, in accordance with the best market practices;

•                  Training focused on the board of directors and inspectors representing Eletrobras in its subsidiaries and affiliates. The meeting addressed the board members’ responsibilities, governance tools, training program and board members’ improvement;

•                  Corporate follow-up, by the Audit Committee, of the allegations of fraud and corruption at Eletrobras’ companies.

In addition to this and due to reduce remaining deficiences, our companis adjusted their organizational structures and still are promoting continuous improvements in corporate governance, risk management and internal control environment best practices.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Patricia Valente Stierli, a member of our Fiscal Council, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our Fiscal Council, see “Item 6.C, Board Practices — Fiscal Council.”

The Board of Directors will rely on the support of the Audit and Risk Committee. The committee were created on May, 2017 and shall have their operating rules established under their respective bylaws, according to Law 13,303/16 and other applicable laws. Its purpose is to advise the Board of Directors on the fulfillment of its responsibilities guidance and senior management of the Company, including, limiting the analysis and issuance of recommendations on risks and strategies to be adopted by the Company, concerning internal controls, auditing and management of to ensure greater efficiency and quality in the Regarding matters related to its area of operation. The Audit and Risk Committee may also be responsible for the subsidiaries of Eletrobras. The Audit and Risk Committee, which is permanent, will consist of at least three members and a maximum of five members, and will observe the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE applicable to Eletrobras. The formation and operation of the Audit and Risk Committee will occur by June 30, 2018.  The Audit and Risks Committee of Eletrobras has internal regulations.

ITEM 16B. CODE OF ETHICS

The Code of Ethics and Conduct is the main document to guide the actions of our group, as it sets out and reinforces the commitments that we assume with our customers.

Determined to act on the four pillars of governance - transparency, equity, accountability and corporate responsibility - we have been reshaping ourselves to face the new challenges that lie ahead. New legislation on the subject was the main driver for the revision of our Code of Ethics and Conduct, and internally, we created the Compliance Department in 2016, founded on three pillars: risk management, internal controls and corporate integrity.

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

•                  Law No. 12,813/2013 (“Conflicts of Interest Law”);

•                  Law No. 12,846/2013 (“Clean Company Law”) and Regulatory Decree No. 8,420, dated March 18, 2015;

•                  Law No. 13,303/2016 (“State-Owned Companies Law”); and

•                  Normative Instruction MP/CGU No. 01, dated May 10, 2016 (regarding Governance and Risk Management).

Following up on the internalization of an ethical culture, in 2017 the 4th edition of the Week of Ethical Culture of Eletrobras’ companies took place, an annual event promoted by Eletrobras open to all employees to address issues related to integrity and ethics. In 2017, the event addressed conflicts of interest and the development of the Eletrobras 5 Dimensions Program.

Through the new Whistleblowing Channel, launched in 2017, anyone can report violations or suspected violations of the Code of Ethics and Conduct of Eletrobras’ companies, the Anti-Corruption Program and anti-corruption laws through a centralized channel operated by an independent third party. The anonymity and confidentiality of the complaints are ensured, as well as non-retaliation to the whistleblower.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services provided to us by KPMG Auditores Independentes, during the fiscal years ended December 31, 2017 and 2016.

	2017	2016
	(R$)
Audit Fees	19,433,864.40	46,300,165.58
Audit-Related Fees
Tax Fees	—	—
All Other Fees	—	—
Total	19,433,864.40	46,300,165.58

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

Audit-Related and Tax Fees

No audit-related and tax fees were paid to KPMG Auditores Independentes for the fiscal years ended December 31, 2017, 2016 and 2015.

All Other Fees

No other fees were paid to KPMG Auditores Independentes for the fiscal years ended December 31, 2017, 2016 and 2015.

Fiscal Council Pre-Approval Policies and Procedures

The Fiscal Council recommends to the Board of Directors for approval, the entity to be hired to provide independent audit services to us and our subsidiaries and its compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is subject to previous approval of the audit committee in respect to compliance with independence rules. For more information regarding our Board of Directors and Fiscal Council, see “Item 6.C, Board of Directors Practices.”

As mentioned on item 6. the Board of Directors will rely on the support of the Audit and Risk Committee. The committee was created on May, 2017 and its operating rules were established under its respective bylaws, according to Law 13,303/16 and other applicable laws. Its purpose is to advise the Board of Directors on the fulfillment of its responsibilities guidance and senior management of the Company, including, limiting the analysis and issuance of recommendations on risks and strategies to be adopted by the Company, concerning internal controls, auditing and management of to ensure greater efficiency and quality in the Regarding matters related to its area of operation. The Audit and Risk Committee may also be responsible for the subsidiaries of Eletrobras. The Audit and Risk Committee, which is permanent, will consist of at least three members and a maximum of five members, and will observe the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE applicable to Eletrobras. The formation and operation of the Audit and Risk Committee will occur by June 30, 2018.  The Audit and Risks Committee of Eletrobras has internal regulations.

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

ITEM 16G. CORPORATE GOVERNANCE

See “Item 9.C, Markets — Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please see our consolidated financial statements beginning on page F-1. In 2017 and 2016 CTEEP has met 3-09 requirements of Regulation S-X and, accordingly, we will file financial statements for that entity as of and for the two years ended December 31, 2017 as an amendment to this annual report. In 2015, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S-X.  In 2017, KPMG is referring to other auditors for Norte Energia S.A.. In 2016 and 2015, KPMG is referring to other auditors for Madeira Energia S.A. and Norte Energia S.A. These audit reports are referred to in the report of our external auditors, KPMG Auditores Independentes, with respect to our consolidated financial statements as of and for the year ended December 31, 2017.

ITEM 19. EXHIBITS

2.1

Second Amended and Restated Deposit Agreement between Centrais Elétricas Brasileiras S.A. — Eletrobras and Citibank S.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, file N. 333-219600.

2.2

The total amount of long-term debt securities of our company and our subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.2	By-Laws of Centrais Elétricas Brasileiras S.A. — Eletrobras (English translation), dated November 30, 2017.

4.1	Itaipu treaty signed by Brazil and Paraguay — Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

April 30, 2018	By:	/s/ Wilson Pinto Ferreira Junior
		Name:	Wilson Pinto Ferreira Junior
		Title:	Chief Executive Officer

	By:	/s/ Armando Casado de Araújo
		Name:	Armando Casado de Araújo
		Title:	Chief Financial and Investor Relations Officer

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Centrais Elétricas Brasileiras S.A. — Eletrobras

Rio de Janeiro — RJ

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Centrais Elétricas Brasileiras S.A. — Eletrobras and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes. In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. — Eletrobras and subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We did not audit the financial statements of Madeira Energia S.A (a 39.00 percent owned investee company) and Norte Energia S.A (a 49.98 percent owned investee company). After consolidating adjustments, the Company’s investment in Madeira Energia S.A at December 31, 2016 was R$ 2,503,260 thousand, and its equity in net loss was R$ 240,708 thousand and net earnings of R$ 7,030 thousand for the years ended December 31, 2016 and 2015, respectively, and the investment in Norte Energia S.A at December 31, 2017 and 2016 was R$ 5,868,703 thousand and R$ 5,358,861 thousand, respectively, and equity in net loss of R$ 68,926 thousand, R$ 18,665 thousand and R$ 23,958 thousand, for the years ended December 31, 2017, 2016 and 2015, respectively. The financial statements of Madeira Energia S.A. and Norte Energia S.A. were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Madeira Energia S.A. and Norte Energia S.A. is based solely on the reports of the other auditors.

We also were engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (Coso), and our report dated April 30, 2018 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Subsidiaries and investees ability to continue operations as a going concern

As further described in Note 15 to the consolidated financial statements, the subsidiaries of the distribution segment and the power generation subsidiaries Eletrobras Termonuclear S.A. (Eletronuclear), Companhia de Geração Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia S.A. have continued to incur operating losses and have liabilities in excess of assets, and the investees Madeira Energia S.A., Norte Energia S.A. and Teles Pires Participações S.A. each have current liabilities in excess of their respective current assets on December 31, 2017.

The financial statements of these subsidiaries and investees have been prepared assuming these subsidiaries and investees will continue as a going concern. The Company´s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risk relating to risk and regulatory compliance

As further described in Notes 4.XI and 30.b.1) to the consolidated financial statements, the Company is a defendant in two class action lawsuits initiated in the United States of America that allege, among other things, that the Company and the individual defendants knew or should have known about alleged fraud committed against the Company by a cartel of construction firms, as well as bribes and kickbacks allegedly solicited and received by the Company’s employees; that the Company and the individual defendants made material misstatements and omissions regarding the alleged fraud; and that the Company’s stock price declined when the alleged fraud was disclosed. Although no provision has been recognized in the Company’s consolidated financial statements, the ultimate outcome of these legal proceedings could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows in the future.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes

We have served as the Company’s auditor since 2014.

Rio de Janeiro, Brazil

April 30, 2018

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Centrais Elétricas Brasileiras S.A. — Eletrobras

Rio de Janeiro — RJ

Opinion on Internal Control Over Financial Reporting

We have audited Centrais Elétricas Brasileiras S.A. — Eletrobras and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, and our report dated April 30,2018 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weakness related to (i) the financial statements preparation process has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Chuí Holding S/A, Santa Vitória do Palmar Holding S/A and Livramento Holding S/A on December 28, 2017, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, Chuí Holding S/A, Santa Vitória do Palmar Holding S/A and Livramento Holding S/A’s internal control over financial reporting associated with total assets of R$2,892 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Chuí Holding S/A, Santa Vitória do Palmar Holding S/A and Livramento Holding S/A.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Managements Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Auditores Independentes

We have served as the Company’s auditor since 2014.

Rio de Janeiro, Brazil

April 30, 2018

Report of independent registered

public accounting firm

To Board of Directors and Shareholders

Norte Energia S.A.

Opinion on the financial statements

We have audited the accompanying balance sheets of Norte Energia S.A. (The “Company”) as of December 31, 2017 and 2016 and the related statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the auditing standards generally accepted in the United States of America and in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Auditores Independentes

Brasília, April 30, 2018

We have served as the Company’s auditor since 2015.

Brasília - Brazil

April 30, 2018

\s\
PricewaterhouseCoopers
Auditores Independentes

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A.

We have audited the accompanying consolidated balance sheets of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A. as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows each of the two years in the period ended December 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A. at December 31, 2017 and 2016 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

/s/ ERNST & YOUNG
Auditores Independentes S.S.
We have served as the Company’s auditor since 2016.

São Paulo, Brazil

April 27, 2018

Independent Auditor’s Report

To the Board of Directors and Shareholders

Madeira Energia S.A. — MESA

We have audited the accompanying consolidated balance sheet of Madeira Energia S.A. — MESA and its subsidiary (the “Company”) as of December 31, 2016 and the related consolidated statements of operations, comprehensive loss, changes in equity and of cash flows for each of the two years in the period ended December 31, 2016.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Madeira Energia S.A. — MESA and its subsidiary as of December 31, 2016 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

São Paulo - Brazil

April 28, 2017

\s\
PricewaterhouseCoopers
Auditores Independentes

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF  DECEMBER 31, 2017 AND 2016

( in thousands of reais )

	NOTE	12/31/2017	12/31/2016
			(Reclassified)
ASSETS
CURRENT
Cash and cash equivalent	5	792,252	495,855
Restricted cash	5	1,329,876	1,681,346
Marketable Securities	6	6,924,358	5,681,791
Accounts Receivable, net	7	4,662,368	4,402,278
Financial assets - concessions and Itaipu	17	7,224,354	2,337,513
Financing and loans	8	2,471,960	3,025,938
Fuel Consumption Account - CCC	25	—	195,966
Dividends receivables	9	245,577	318,455
Recoverable taxes	10	1,066,207	1,085,520
Income tax and social contribution	10	1,874,475	1,086,367
Reimbursement rights	11	1,567,794	1,657,962
Inventories		479,243	540,895
Nuclear fuel inventory	12	465,152	455,737
Derivative financial instruments	44	209,327	127,808
Hydrological risk	14	104,530	109,535
Assets held for sale	42	5,825,879	4,406,213
Others		2,115,375	1,663,473
TOTAL CURRENT ASSETS		37,358,727	29,272,652

NON-CURRENT
LONG-TERM ASSETS
Reimbursement rights	11	6,509,032	7,507,024
Financing and loans	8	7,794,891	10,158,306
Accounts Receivable, net	7	462,376	2,079,025
Marketable Securities	6	331,862	247,235
Nuclear fuel inventory	12	831,008	675,269
Recoverable taxes	10	1,635,142	1,705,414
Current income and social contribution taxes	10	471,568	1,488,158
Deferred income and social contribution taxes	10	1,010,810	839,708
Guarantees and restricted deposits		5,874,708	6,259,272
Fuel Consumption Account - CCC	25	—	6,919
Financial assets - Concessions and Itaipu	17	50,660,769	52,749,546
Derivative financial instruments	44	216,904	100,965
Advances for future capital increase	13	959,838	1,617,916
Hydrological risk	14	325,132	457,677
Others		1,108,629	1,228,145
		78,192,669	87,120,579

INVESTMENTS
Accounted for-by the equity method	15	27,289,705	25,173,611
Maintained at fair value	15	1,418,659	1,357,923
		28,708,364	26,531,534

FIXED ASSETS, NET	16	27,965,837	26,812,925

INTANGIBLE ASSETS, NET	18	749,762	761,739

TOTAL NON-CURRENT ASSETS		135,616,632	141,226,777

TOTAL ASSETS		172,975,359	170,499,429

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS  AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF  DECEMBER 31, 2017 AND 2016, CONTINUED

( in thousand reais )

	NOTE	12/31/2017	12/31/2016
			(Reclassified)
LIABILITIES AND EQUITY
CURRENT
Financing and loans	22	5,886,141	5,833,547
Debentures	23	183,432	12,442
Compulsory Loan	24	42,260	48,193
Suppliers	20	10,443,752	9,659,301
Advances from clients	21	654,853	620,781
Taxes payable	26	1,173,319	1,336,089
Current income tax and social contribution	26	1,498,218	606,848
Shareholders’ compensation	28	18,339	462,891
Provisions for Onerous contracts	33	12,048	1,093,678
Payroll		1,204,222	1,188,149
Reimbursement obligations	11	1,392,542	1,868,085
Post-employment benefits	29	193,847	107,571
Provisions for litigation	30	1,518,387	1,083,475
Regulatory fees	27	728,180	647,201
Leasing	22	145,324	136,662
Derivatives financial instruments	46	2,466	6,946
Liabilities associated to assets held for sale	44	7,630,670	5,175,013
Others		1,458,952	1,251,638
TOTAL CURRENT LIABILITIES		34,186,952	31,138,510

NON-CURRENT
Financing and loans	22	39,235,650	39,786,881
Suppliers	20	7,795,345	9,782,820
Debentures	23	287,347	188,933
Advances from clients	21	519,391	592,215
Compulsory Loan	24	458,874	460,940
Asset decomission obligation	31	2,470,400	1,402,470
Fuel Consumption Account - CCC	25	—	482,179
Provisions for litigation	30	23,033,963	19,645,954
Post-employment benefits	29	2,001,715	2,368,077
Provisions for Onerous contracts	33	2,067,179	2,659,305
Reimbursement obligations	11	1,062,634	1,516,313
Leasing	22	932,496	1,032,842
Concessions payable - use of public property		63,082	63,337
Advances for future capital increase	32	3,639,441	3,310,409
Derivatives financial instruments	44	39,594	43,685
Regulatory fees	27	698,423	615,253
Taxes payable	26	326,527	1,059,880
Deferred income tax and social contribution	26	8,901,931	8,305,606
Others		2,501,883	1,978,893
TOTAL NON-CURRENT LIABILITIES		96,035,875	95,295,992

EQUITY
Capital stock	35	31,305,331	31,305,331
Capital reserves	35	13,867,170	13,867,170
Profit reserves	35	1,321,854	3,018,682
Adjustments to equity		22,434	33,261
Accumulated losses		—	—
Accumulated other comprehensive loss		(4,177,412)	(4,020,974)
Equity attributable to owners of the Company		42,339,377	44,203,470

Non-controlling-interests		413,155	(138,543)
TOTAL EQUITY		42,752,532	44,064,927

TOTAL LIABILITIES AND EQUITY		172,975,359	170,499,429

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDING ON DECEMBER 31, 2017, 2016 AND 2015

( in thousands of  reais )

	NOTE	12/31/2017		12/31/2016		12/31/2015
				(Reclassified)		(Reclassified)

NET OPERATING REVENUE		32,953,197		31,715,450		32,180,843
Financial - Return on Investment - RBSE		4,922,827		28,600,553		—
NET OPERATING REVENUE	37	37,876,024		60,316,003		32,180,843

OPERATING EXPENSES

Energy purchased for resale	40	(11,584,925)		(11,264,044)		(10,766,227)
Charges upon use of electricity network		(1,611,398)		(1,805,434)		(1,737,959)
Fuel to produce electricity		(424,964)		(759,826)		(1,249,836)
Construction		(1,752,351)		(2,381,630)		(3,237,537)
Personnel, supplies and services	39	(10,930,333)		(10,363,211)		(9,495,417)
Depreciation		(1,511,260)		(1,558,387)		(1,417,856)
Amortization		(240,043)		(285,398)		(424,744)
Donations and contributions		(164,372)		(219,417)		(215,116)
Operating charges (reversals), net	41	(5,746,873)		(16,866,539)		(12,012,689)
Investigation Findings		—		—		(15,996)
Gain on sale of subsidiary	42	1,524,687		—		—
Others		(1,608,778)		(1,904,179)		(2,072,833)
		(34,050,610)		(47,408,065)		(42,646,210)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL RESULT		3,825,414		12,907,938		(10,465,367)

FINANCIAL RESULT

Financial Revenue
Income from interest, commissions and fees		831,562		1,154,010		1,128,406
Income from financial investments		977,851		1,086,578		1,122,643
Additional interest on energy		374,977		320,836		709,404
Monetary adjustment gain		1,290,644		2,549,308		3,765,236
Exchange variation gain		946,364		4,985,602		10,251,948
Remuneration for indemnifications — Law 12,783/13		—		—		115,407
Updating regulatory asset		43,123		231,107		229,608
Gains on derivatives		237,386		218,714		—
Other financial income		449,468		677,235		629,589

Financial expenses
Debt charges		(5,757,044)		(6,375,836)		(6,340,459)
Lease Charges		(320,060)		(303,381)		(273,391)
Charges on shareholders’ funds		(388,408)		(200,857)		(40,511)
Monetary adjustment loss		(1,290,488)		(2,150,636)		(936,458)
Exchange variation loss		(1,065,337)		(4,848,040)		(10,219,318)
Updating regulatory liabilities		(25,728)		(174,485)		(130,502)
Loss on derivatives		(35,797)		—		(221,666)
Other financial expenses		(1,461,809)		(1,100,879)		(1,063,039)
		(5,193,296)		(3,930,724)		(1,273,103)

PROFIT (LOSS) BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS		(1,367,882)		8,977,214		(11,738,470)

RESULTS OF EQUITY METHOD INVESTMENTS	38	1,167,484		3,205,511		531,446

PROFIT (LOSS) BEFORE TAXES AND SOCIAL CONTRIBUTIONS		(200,398)		12,182,725		(11,207,024)

Current income tax and social contribution	26	(1,593,473)		(619,044)		(546,812)
Deferred income tax and social contribution	26	68,180		(7,891,775)		(163,300)
TOTAL INCOME TAXES AND SOCIAL CONTRIBUTIONS		(1,525,293)		(8,510,819)		(710,112)

Net Income (Loss) for year		(1,725,691)		3,671,906		(11,917,136)

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY		(1,763,805)		3,584,529		(11,405,085)
AMOUNT ATTRIBUTED TO NON-CONTROLLING INTERESTS		38,114		87,377		(512,051)

PROFIT (LOSS) BASIC PER SHARE	36	R$	(1.30)	R$	2.65	R$	(8.43)
PROFIT (LOSS) DILUTED PER SHARE	36	R$	(1.30)	R$	2.62	R$	(8.43)

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AS OF DECEMBER 31, 2017, 2016 AND 2015

( in thousand reais )

			PROFIT RESERVES					EQUITY VALUATION		ACCUMULATED OTHER	EQUITY ATTRIBUTABLE TO OWNERS	NON-
	CAPITAL STOCK	CAPITAL RESERVES	LEGAL	STATUTORY	RETAINED EARNINGS	UNREALIZED PROFIT	ADDITIONAL DIVIDENDS	ADJUSTMENT EFFECTS	ACCUMULATED LOSSES	COMPREHENSIVE LOSS	OF THE COMPANY	CONTROLLING INTERESTS	TOTAL EQUITY
As of December 31, 2014	31,305,331	26,048,342	2,233,017	26,022	—	—	—	42,947	(3,195,151)	(3,116,108)	53,344,400	308,949	53,653,349
Accumulative conversion adjustments										67,482	67,482		67,482
Post-employment benefit adjustments										247,803	247,803		247,803
Fair value of financial instruments available for sale										(113,241)	(113,241)		(113,241)
Deferred Income tax and social contribution over other comprehensive income										38,502	38,502		38,502
Adjustment of Subsidiary / Associates									2,415	(243,909)	(241,494)	(149,690)	(391,184)
Financial instruments - hedge										(468)	(468)		(468)
Equity valuation adjustments								(3,495)	3,495		—		—
Net Income (Loss) for year									(11,405,085)		(11,405,085)	(512,051)	(11,917,136)
Proposed dividends				(26,022)							(26,022)		(26,022)
Unclaimed shareholders’ compensation - statute of limitations									21,508		21,508		21,508
Approval of additional dividends by Annual General Meeting									—		—		—
Absorption of losses			(2,233,017)						2,233,017		—		—
As of December 31, 2015	31,305,331	26,048,342	—	—	—	—	—	39,452	(12,339,801)	(3,119,939)	41,933,385	(352,792)	41,580,593
Accumulative conversion adjustments										(32,286)	(32,286)		(32,286)
Post-employment benefit adjustments										(178,854)	(178,854)		(178,854)
Fair value of financial instruments available for sale										138,520	138,520		138,520
OCI associated to assets held for sale										(9,891)	(9,891)		(9,891)
Deferred Income tax and social contribution over other comprehensive income										(47,097)	(47,097)		(47,097)
Adjustment of Subsidiary / Associates										(783,110)	(783,110)	126,872	(656,238)
Financial instruments - hedge										11,683	11,683		11,683
Equity valuation adjustments								(6,191)	10,442		4,251		4,251
Constitution of reserves			171,295	1,747,209	713,803	386,375			(3,018,682)		—		—
Net Income (Loss) for year									3,584,528		3,584,528	87,377	3,671,905
Proposed dividends									(433,962)		(433,962)		(433,962)
Unclaimed shareholders’ compensation - statute of limitations									16,303		16,303		16,303
Absorption of losses		(12,181,172)							12,181,172		—		—
As of December 31, 2016	31,305,331	13,867,170	171,295	1,747,209	713,803	386,375	—	33,261		(4,020,974)	44,203,470	(138,543)	44,064,927
Sale of Investments												363,064	363,064
Accumulative conversion adjustments										2,445	2,445	30	2,475
Post-employment benefit adjustments										(193,024)	(193,024)	78,810	(114,214)
Fair value of financial instruments available for sale										92,299	92,299	14,773	107,072
OCI associated to assets held for sale											—	—	—
Deferred Income tax and social contribution over other comprehensive income										(31,382)	(31,382)	1	(31,381)
Adjustment of Subsidiary / Associates									4,311	10,775	15,086	56,906	71,992
Result of the acquisition of investees									28,874	(43,801)	(14,927)		(14,927)
Financial instruments - hedge										6,250	6,250		6,250
Equity valuation adjustments								(10,827)	10,827		—		—
Constitution of reserves									—		—		—
Net Income (Loss) for year									(1,763,805)		(1,763,805)	38,114	(1,725,691)
Proposed dividends											—		—
Unclaimed shareholders’ compensation - statute of limitations									22,967		22,967		22,967
Absorption of losses				(1,696,826)					1,696,826		—		—
As of December 31, 2017	31,305,331	13,867,170	171,295	50,383	713,803	386,375	—	22,434		(4,177,412)	42,339,379	413,155	42,752,534

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIESS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND LOSS FOR YEARS ENDING ON DECEMBER 31, 2017, 2016 AND 2015

( in thousands of reais )

	12/31/2017	12/31/2016	12/31/2015

Profit (loss) in the year	(1,725,691)	3,671,906	(11,917,136)

Other comprehensive income (loss) which may not be reclassified to net profit or loss
Foreign currency translation adjustments	2,475	(32,284)	121,353
Actuarial gains and losses	(114,214)	(1,143,119)	(236,798)
Deferred Income tax and social contributions	—	—	—

Other comprehensive income (loss) which may be reclassified to net profit or loss
Cash flow hedge	6,250	11,683	(468)
Deferred Income tax and social contributions	—	—	—
Acquisition of investees	(43,801)	—	—
Fair value of financial instruments available for sale	107,072	165,863	(109,493)
Deferred Income tax and social contributions	(36,404)	(56,393)	37,228
Comprehensive income of subsidiaries, associates and joint ventures companies	67,681	280,682	33,383
Deferred Income tax and social contributions	5,023	9,296	1,274

Other items in comprehensive loss	(5,918)	(764,272)	(153,521)

Total comprehensive income (loss) of the year	(1,731,609)	2,907,634	(12,070,657)

Portion attributable to controlling shareholders owners of the Company	(1,920,243)	2,693,385	(11,408,916)
Portion attributable to non-controlling shareholders interests	188,634	214,249	(661,741)

	(1,731,609)	2,907,634	(12,070,657)

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDING ON DECEMBER 31, 2017, 2016 AND 2015

(in thousand reais)

		12/31/2017	12/31/2016	12/31/2015
			(Reclassified)	(Reclassified)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (Loss) before income tax and social contribution		(200,397)	12,182,725	(11,207,024)

Adjustments to reconcile net profit (loss) to net cash provided by operating activities :
Depreciation and amortization		1,751,303	1,843,785	1,842,600
Net monetary variations		(156)	(398,672)	(1,340,578)
Net exchange variations		118,973	(137,562)	863,808
Financial charges		4,657,657	5,525,207	2,001,687
Income from financial assets	39	(6,062,642)	(29,406,261)	(838,087)
Result of equity method investees	40	(2,692,171)	(3,205,511)	(531,446)
Bad debt expense (reversals)	43	530,951	351,673	658,679
Provisions for litigation	43	4,398,398	5,992,745	3,358,042
Impairment of assets	43	640,629	5,681,017	5,830,959
Provisions (reversals) onerous contracts	43	(1,493,469)	2,194,498	366,477
Provision for voluntary redundancy plan		—	—	—
Impairment (reversal) for investment losses	43	(335,592)	1,479,088	489,753
Reversal of impairment loss of financial assets		—	—	—
Impairment losses on fixed asset		—	—	—
Provision for environmental		—	—	—
Provision (reversal) hydrological risk - GSF	43	—	(451,340)	451,340
Provision CCC - ANEEL	43	985,573	741,623	—
TFRH	43	517,727	346,328	—
Fees on the global reversal reserve		587,885	220,420	253,348
Adjustment fair value / market value		64,854	28,864	157,066
Minor shareholders’ share		(74,994)	(132,389)	775,835
Interest on resources from shareholders’		388,408	200,857	40,511
Derivatives		(201,589)	(218,714)	221,666
Investigation Findings		—	—	15,996
Others		213,153	385,901	333,761
		3,994,897	(8,958,443)	14,951,417

Changes in:
Accounts receivables		1,457,899	(583,469)	130,905
Marketable securities		(1,303,349)	1,108,738	(3,234,240)
Reimbursement rights	11	1,088,160	1,338,396	(700,320)
Inventories		61,652	90,774	(119,055)
Nuclear fuel inventory	12	(165,154)	(150,128)	20,930
Financial asset - Itaipu and public service concessions		21,120	1,036,633	1,886,785
Assets held for sale		(2,902,573)	217,572	(4,623,785)
Hydrological risk		137,550	226,779	(342,651)
Others		(242,059)	215,588	357,948
		(1,846,754)	3,500,883	(6,623,483)

Suppliers		(1,286,587)	(156,294)	3,094,034
Advances from clients	21	(54,437)	(61,195)	(57,349)
Leasing		(91,684)	(82,651)	(74,506)
Payroll		127,036	80,116	(165,866)
Reimbursement obligations	11	(582,573)	(888,864)	2,491
Regulatory fees	27	164,149	104,859	(382,423)
Liabilities associated to assets held for sale		2,455,657	(399,996)	5,575,009
Others		752,298	71,559	1,152,395
		1,483,859	(1,332,466)	9,143,785

Cash generated from operations		3,431,605	5,392,699	6,264,695

Payment of interest		(3,705,501)	(3,766,612)	(2,805,404)
Payment of global reverse reserve interest		(185,152)	(138,869)	(952,355)
Amounts received from allowed annual revenue		4,137,804	1,226,501	965,764
Receipt of financial asset compensation			—	4,027,661
Receipt of interest		722,090	1,122,490	1,113,278
Payment of income taxes and social contributions		(1,886,815)	(1,229,862)	(610,223)
Payment of refinancing of taxes and contributions - principal		(162,582)	(132,879)	(117,058)
Dividend received from equity investments		1,038,498	694,003	412,874
Pension plan payments		(477,166)	(229,766)	(201,469)
Payment of legal provisions	30	(726,265)	(739,361)	(904,505)
Judicial deposits		(18,528)	(626,298)	(677,944)

Net cash provided by operating activities		2,167,987	1,572,046	6,515,314

CASH FLOWS FROM FINANCING ACTIVITIES

Loans and financing		3,120,690	3,638,561	7,543,513
Payment of loans and financing - principal		(5,646,953)	(4,543,612)	(5,381,995)
Payment of shareholders remuneration		(381,436)	(5,790)	(23,056)
Advances for future capital increase from shareholders		—	2,906,180	—
Global Reversion Reserve Resources		800,654	1,007,112	—
Others		165,664	1,191	(2,431)

Net cash provided by financing activities		(1,941,381)	3,003,642	2,136,031

CASH FLOWS FROM INVESTMENT ACTIVITIES

Loans and financing - receipt		—	(242,154)	(751,524)
Loans and financing - payment		3,662,208	2,398,790	2,539,101
Acquisition of fixed assets		(1,230,181)	(1,691,089)	(4,139,891)
Acquisition of intangible assets		(70,317)	(79,076)	(384,307)
Acquisition of concession assets		(1,691,177)	(1,910,773)	(3,153,701)
Capital investment in equity investments		(1,792,592)	(3,272,685)	(2,433,066)
Investiment for future capital increases		(110,124)	(622,688)	(737,631)
Sale of investments in equity investments		1,082,002	—	—
Net cash flow from subsidiary acquired		149,937	—	—
Others		70,035	(54,131)	48,467

Net cash used in investment activities		69,791	(5,473,806)	(9,012,552)

Net decrese in-cash and cash equivalents for the year		296,397	(898,118)	(361,207)

Cash and cash equivalents at the beginning of the year	5	495,855	1,393,973	1,407,078
Cash and cash equivalents at the end of the year	5	792,252	495,855	1,045,871

The accompanying notes are an integral part of these consolidated financial statements

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

Eletrobras

(a publicly traded company)

CNPJ 00.001.180/0001-26

Notes to the Financial Statements for the Fiscal Years ending

December 2017 and 2016

(in thousands of reais)

NOTE 1 - OPERATING CONTEXT

Centrais Elétricas Brasileiras S.A. (Eletrobras, Eletrobras System or the Company) is a publicly traded company, with headquarters in Brasília - DF - Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A — Asa Norte, registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC), with stock traded on the Exchanges of São Paulo (BOVESPA) in Brazil, Madrid (LATIBEX) in Spain, and New York (NYSE) in the United States of America. The Company is a mixed economy company controlled by the Federal Government. Its purpose is to carry out studies, projects, construction, and operation of power plants, transmission lines, and electricity distribution, as well as any business activities relating to these activities. Its purpose is also to provide financing and pledge guarantees, in Brazil and abroad, to its electricity utility subsidiaries and to technical/scientific research entities; to promote and support research of interest to the electricity sector, particularly with regard to generation, transmission, and distribution activities, as well as to conduct multi-purpose water basin utilization studies; to contribute to the training and preparation of the technical personnel necessary for the Brazilian electricity sector and of qualified operators, through the use of specialized courses, while also providing assistance to Brazilian educational institutions or scholarships abroad, and signing agreements with entities that collaborate in the training of specialized technical personnel; to collaborate in technical and administrative matters with the companies in which it holds equity stakes and with the Ministry of Mines and Energy (MME).

The Company acts as a holding company, creating investments in equity interests, holding direct control of the following ten electricity generation and/or transmission companies:

•                  Furnas Centrais Elétricas S.A. (FURNAS);

•                  Centrais Elétricas do Norte do Brasil S.A. (ELETRONORTE);

•                  Companhia Hidro Elétrica do São Francisco (CHESF);

•                  ELETROSUL Centrais Elétricas S.A.;

•                  Eletrobras Termonuclear S.A. (ELETRONUCLEAR);

•                  Companhia de Geração Térmica de Energia Elétrica (CGTEE);

•                  Eólica Hermenegildo I S.A — Hermenegildo I (***);

•                  Eólica Hermenegildo II S.A — Hermenegildo II (***);

•                  Eólica Hermenegildo III S.A — Hermenegildo III (***); and

•                  Santa Vitória do Palmar Holding S.A. - Santa Vitória do Palmar (**)

In addition to its majority stakes in the above electricity generation and/or transmission companies, the Company holds direct control of six electricity distribution companies:

•                  Boa Vista Energia S.A. - Boa Vista (*);

•                  Companhia de Eletricidade do Acre - Eletroacre (*);

•                  Centrais Elétricas de Rondônia - Ceron (*);

•                  Companhia Energética de Alagoas - Ceal;

•                  Companhia Energética do Piauí - Cepisa (*); and

•                  Amazonas Distribuidora de Energia S.A. - Amazonas Distribuidora

(*) Electricity distribution companies classified as held for sale. See note 42.

(**) Company acquired through business combinations. See note 43.

(***) Companies acquired through transaction between partners.

In 2015, the subsidiary Amazonas Energia implemented the deverticalization process, wherein the electricity generation and transmission activities formerly carried out by Amazonas Distribuidora were separated from its distribution activities. Thus, a new company was created under the Eletrobras System, under the name Amazonas Geração e Transmissão de Energia S.A. (“Amazonas GT”). On February 27, 2018, ANEEL approved the deverticalization process presented herein through authorizing resolution No. 6.883. In 2016, , during the 165th General Extraordinary Shareholders Meeting, it was resolved not to extend the concessions of the electricity distribution subsidiaries of the Eletrobras Group. During that General Extraordinary Shareholders Meeting, it was resolved to transfer control, by December 31, 2017, of the Eletrobras distribution companies, provided that prior to the transfer of the distribution company to its new owner, the distribution company receives from the Federal Government or through tariffs all resources and remuneration necessary to operate, maintain, and make investments relating to the public utility services of that respective distribution company. On December 28, 2017, during the 169th General Extraordinary Shareholders Meeting, it was resolved to extend the deadline for signing the contract for transfer of control of the Eletrobras group distributors until July 31, 2018. (See Note 2)

On February 14, 2017, the total equity interest of the Eletrobras in the Companhia Celg Distribuição — CELG-D was sold to ENEL BRASIL S/A.

On September 29, 2017, the Eletrobras Administrative Council approved the start of the corporate restructuring process between subsidiaries Eletrosul and CGTEE, aiming at obtaining operational, tax, economic-financial and statutory synergies. This process has not been concluded up to this date.

The Company holds control of Eletrobras Participações S.A. (Eletropar). In addition, it holds equity interests in Itaipu Binacional (Itaipu) (through a system of joint control as under the International Treaty signed by the Governments of Brazil and Paraguay), Inambari Geração de Energia S.A., and Rouar S.A. (through a system of joint control with the state-owned Uruguayan company Usinas y Transmisiones Eléctricas de Uruguay UTE).

The Company has indirect subsidiaries and direct or indirect minority stakes in various other companies in the electricity generation, transmission, and distribution segments (see Note 15).

The Company is authorized to, either directly or by way of its subsidiaries, form associations, with or without contribution of funds, for the establishing of business consortiums or equity stakes abroad, with or without control, which are aimed directly or indirectly at the operation of electricity production or transmission or distribution.

The Company was responsible for the management of sector resources of the Energy Development Account (CDE), of the Fuel Consumption Account (CCC) and of the Global Reversal Reserve (RGR). According to Law 13.360/2016, regulated by Decree 9.022/2017, and to ANEEL Dispatch 1.079 of April 18, 2017, the responsibility for budget, management and movement of these funds was transferred to the Electricity Trading Chamber (CCEE) from May 1st, 2017.

The Company also acts as an electricity marketing agent for Itaipu Binacional and for the agents participating in the Incentive Program for Alternative Electricity Sources (PROINFA) and the National Electricity Conservation Program (PROCEL).

The issuance of these consolidated financial statements was authorized by the Board of Directors on April 30, 2018.

NOTE 2 - PUBLIC SERVICE ELETRIC POWER CONCESSIONS

Eletrobras, through its subsidiaries, possesses 48,120* GW of installed capacity, 71,684* km of transmission lines, and six energy distribution companies that serve nearly 4,4* million consumers.

The Company through its subsidiaries, holds various electricity public utility concessions, the details, installed capacity, and terms of which are listed below:

(*) Information not audited by the independent auditors.

I — O&M Concessions — extended - Law 12,783/13

•             Electric Power Generation

Concessions/Permissions	Location	Installed capacity (MW)*	Due date

HPP Paulo Afonso I	BA	180	12/31/2042
HPP Paulo Afonso II	BA	443	12/31/2042
HPP Paulo Afonso III	BA	794	12/31/2042
HPP Paulo Afonso IV	BA	2,462	12/31/2042
HPP Apolônio Sales	BA	400	12/31/2042
HPP Luiz Gonzaga (Itaparica)	BA	1,480	12/31/2042
HPP Xingó	SE	3,162	12/31/2042
HPP Furnas	MG	1,216	07/07/2045
HPP Luiz Carlos Barreto de Carvalho	SP / MG	1,050	07/07/2045
HPP Marimbondo	SP / MG	1,440	03/07/2047
HPP Porto Colômbia	SP / MG	320	03/16/2047
HPP Funil	MG	216	07/07/2045
HPP Corumbá I	GO	375	12/31/2044
HPP Serra da Mesa	GO	1,275	11/12/2039
HPP Funil	BA	30	12/31/2042
HPP Pedra	BA	20	12/31/2042
HPP Boa Esperança	PI	237	12/31/2042
HPP Coaracy Nunes	AP	78	12/31/2042

* Information not audited by the independent auditors.

•                 Electric Power Transmission

	Concessions of O&M - TRANSMISSION
Name	Contract	Holder	Term (years)	Due date

Sistema de Transmissão Nordeste - STN	057/2001	Eletrosul	30	12/31/2042
	058/2001	Eletronorte	30	12/31/2042
	061/2001	Chesf	30	12/31/2042
	062/2001	Furnas	30	12/31/2042

(*) Information not audited by the independent auditors.

II - Main Exploitation Concessions

•                 Electric Power Generation and Authorization

Concessions of Operation - GENERATION

Concessions/Permissions	Location	Installed capacity (MW)(*)	Due date
HPP Sobradinho	BA	1050	2022
TPP Camaçari (7)	BA	347	2027
HPP Belo Monte (12)	PA	11233	2045
HPP Tucuruí	PA	8535	2024
HPP Samuel	RO	217	2029
TPP Rio Madeira	RO	119	2018
TPP Santana	AP	178	2024
TPP Santarém	PA	19	2044
TPP Electron (7)	AM	121	2020
HPP Dardanelos	MT	261	2042
TPP Mauá	PR	178	2042
HPP Jirau (1)	RO	3750	2043
TPP Presidente Médici — Candiota I e II (2)	RS	446	2015
TPP Candiota III	RS	350	2041
TPP Tabatinga (13)	AM	316	2016
TPP Belem de Simões (13)	AM	316	2016
HPP Balbina	AM	250	2027
HPP Aparecida	AM	283	2020
TPP Mauá (5)	AM	260	2020
TPP Santa Cruz (6)	RJ	500	2015
HPP Mascarenhas de Moraes	MG	476	2023
HPP Itumbiara	MG / GO	2082	2020
HPP Manso	MT	210	2035
HPP Simplício/Anta	RJ / MG	334	2041
HPP Peixe Angical	TO	499	2036
HPP Baguari (11)	MG	140	2041
HPP Foz do Chapecó	Uruguai	855	2036
UTN Angra I	RJ	640	2024
UTN Angra II	RJ	1350	2041
UTN Angra III	RJ	1405	40 years
HPP Araras (7)	CE	4	2015
HPP Curemas	PB	4	2024
WPP São Pedro do Lago	BA	30	2046
WPP Pedra Branca	BA	30	2046
WPP Sete Gameleiras	BA	30	2046
WPP Caiçara I	RN	27	2047
WPP Junco I	RN	24	2047
WPP Junco II	RN	24	2047
WPP Caiçara II	RN	18	2047

Concessions of Operation - GENERATION

Concessions/Permissions	Location	Installed capacity (MW)(*)	Due date
WPP Casa Nova I	BA	180	2043
WPP Casa Nova II	BA	28	2049
WPP Casa Nova III	BA	24	2049
WPP Baraúnas I	BA	33	2049
WPP Morro Branco I	BA	33	2049
WPP Mussambê	BA	33	2049
WPP Santa Joana XI	PI	30	2049
WPP Santa Joana XVI	PI	29	2049
WPP Santa Joana X	PI	30	2049
WPP Santa Joana XIII	PI	30	2049
WPP Santa Joana XII	PI	29	2049
WPP Santa Joana XV	PI	29	2049
WPP Santa Joana IX	PI	30	2049
WPP Acauã Energia	BA	6	2049
WPP Arapapá Energia	BA	4	2049
WPP Angical 2	BA	10	2049
WPP Teiú 2	BA	8	2049
WPP Caititú 2	BA	10	2049
WPP Carcará	BA	10	2049
WPP Corrupião 3	BA	10	2049
WPP Caititú 3	BA	10	2049
WPP Papagaio	BA	10	2049
WPP Coqueirinho 2	BA	16	2049
WPP Santa Joana IV	PI	27	2049
WPP Serra das Vacas I	PE	24	2049
WPP Santa Joana V	PI	29	2049
WPP Serra das Vacas II	PE	22	2049
WPP Serra das Vacas III	PE	22	2049
WPP Serra das Vacas IV	PE	22	2049
WPP Santa Joana III	PI	30	2049
WPP Santa Joana I	PI	29	2049
WPP Santo Augusto IV	PI	29	2049
WPP Santa Joana VII	PI	29	2049
WPP Tamanduá Mirim 2	BA	16	2049
WPP Banda de Couro	BA	33	2049
WPP Baraúnas II	BA	26	2049
HPP Curuá-Una	PA	30	2028
TPP Rio Acre	AC	45	2025
TPP Rio Branco I	AC	19	2020
TPP Rio Branco II	AC	33	2020
TPP Senador Arnon Afonso Farias	RR	86	2024
TPP Serra do Navio	SE	23	2037
WPP Miassaba 3	RN	68	2045

Concessions of Operation - GENERATION

Concessions/Permissions	Location	Installed capacity (MW)(*)	Due date
WPP Rei dos Ventos 3	RN	60	2045
HPP Passo São João	RS	77	2041
HPP São Domingos	MS	48	2037
SHP Barra do Rio Chapéu	SC	16	2034
SHP João Borges	SC	19	2035
SHP Coxilha Rica (4)	SC	18	2042
SHP Santo Cristo (3)	SC	20	2042
WPP Capão do Inglês	RS	10	2049
WPP Coxilha Seca	RS	30	2049
WPP Galpões	RS	8	2049
WPP Chuí I	RS	24	2047
WPP Chuí II	RS	22	2047
WPP Chuí IV	RS	22	2047
WPP Chuí V	RS	30	2047
WPP Chuí VI	RS	22	2047
WPP Chuí VII	RS	24	2047
WPP Chuí IX	RS	18	2049
WPP Cerro Chato IV (10)	RS	10	2047
WPP Cerro Chato V (10)	RS	12	2047
WPP Cerro Chato VI (10)	RS	24	2047
WPP Cerro dos trindades (10)	RS	8	2047
WPP Ibirapuitã	RS	25	2047
WPP Verace 24	RS	20	2049
WPP Verace 25	RS	7	2049
WPP Verace 26	RS	14	2049
WPP Verace 27	RS	16	2049
WPP Verace 28	RS	13	2049
WPP Verace 29	RS	18	2049
WPP Verace 30	RS	18	2049
WPP Verace 31	RS	9	2049
WPP Verace 34	RS	14	2049
WPP Verace 35	RS	13	2049
WPP Verace 36	RS	22	2049
WPP Geribatu I	RS	20	2047
WPP Geribatu II	RS	20	2047
WPP Geribatu III	RS	26	2047
WPP Geribatu IV	RS	30	2047
WPP Geribatu V	RS	30	2047
WPP Geribatu VI	RS	18	2047
WPP Geribatu VII	RS	30	2047
WPP Geribatu VIII	RS	26	2047
WPP Geribatu IX	RS	30	2047
WPP Geribatu X	RS	28	2047

Concessions of Operation - GENERATION

Concessions/Permissions	Location	Installed capacity (MW)(*)	Due date
Megawatt Solar	SC	1	—
WPP Cerro Chato I	RS	30	2045
WPP Cerro Chato II	RS	30	2045
WPP Cerro Chato III	RS	30	2045
TPP São Jerônimo (7)	RS	20	2015
TPP NUTEPA (7)	RS	24	2015
TPP Cidade Nova (7)	AM	30	2015
TPP Iranduba	AM	50	2020
TPP Distrito (7)	AM	125	2015
TPP São José	AM	50	2017
TPP Flores	AM	95	2017
TPP Roberto Silveira	RJ	30	2027
HPP Batalha	MG / GO	53	2041
HPP Retiro Baixo	MG	82	2041
Três Irmãos	Tietê	808	2044
Serra do Facão	GO	213	2036
WPP Rei dos Ventos 1	RN	58	2045
WPP Famosa I	RN	23	2047
WPP Pau Brasil	CE	15	2047
WPP Rosada	RN	30	2048
WPP São Paulo	CE	18	2047
WPP Bom Jesus	CE	18	2049
WPP Cachoeira	CE	12	2049
WPP Pitimbu	CE	18	2049
WPP Jandaia	CE	29	2047
WPP Jandaia I	CE	19	2047
WPP São Caetano	CE	25	2049
WPP São Caetano I	CE	18	2049
WPP São Clemente	CE	19	2047
WPP São Galvão	CE	18	2049
WPP Carnaúba I	RN	22	2049
WPP Carnaúba II	RN	18	2049
WPP Carnaúba III	RN	16	2049
WPP Carnaúba V	RN	24	2049
WPP Cervantes I	RN	16	2049
WPP Cervantes II	RN	12	2049
WPP Punaú I	RN	24	2049
WPP Arara Azul	RN	28	2049
WPP Bentevi	RN	15	2049
WPP Ouro Verde I	RN	28	2049
WPP Ouro Verde II	RN	30	2049
WPP Ouro Verde III	RN	25	2049

Concessions of Operation - GENERATION

Concessions/Permissions	Location	Installed capacity (MW)(*)	Due date
WPP Santa Rosa	CE	20	2049
WPP Uirapuru	CE	28	2049
WPP Ventos de Angelim	CE	24	2049
WPP Serra do Mel I	RN	28	2049
WPP Serra do Mel II	RN	28	2049
WPP Serra do Mel III	RN	28	2049
WPP Itaguaçu da Bahia	BA	28	2049
WPP Ventos de Santa Luiza	BA	28	2049
WPP Ventos de Santa Madalena	BA	28	2049
WPP Ventos de Santa Marcella	BA	28	2049
WPP Ventos de Santa Vera	BA	28	2049
HPP Santo Antônio (11)	BA	28	2049
HPP Santo Antônio Mesa (8)	BA	3568	2043
WPP Ventos de Santo Antônio	BA	28	2049
WPP Ventos de São Bento	BA	28	2049
WPP Ventos de São Cirilo	BA	28	2049
WPP Ventos de São João	BA	28	2049
WPP Ventos de São Rafael	BA	28	2049
WPP São Januário	CE	19	2047
WPP Nsa Sra de Fátima	CE	29	2047
HPP Sinop	MT	408	2049
HPP São Manoel	PA	700	2049
WPP Brasventos WPPo	RN	58	2045
HPP Teles Pires (9)	MT	1820	2046
TPP Araguaia	MT	23	2019

(1) On November 22, 2016, the last Generating Units were released. On December 16, 2016, HPP Jirau was inaugurated with total installed capacity.

(2) The contracts for the sale of energy related to the Presidente Médici plant ended on December 31, 2016. CGTEE closed Phase B of the aforementioned plant as from 03/01/17. Phase A should be shut down in December 2017.

(3) In the phase of installation license, start of operation 22 months after the issuance of the Installation License

(4) Indefinite start of construction and operation due to unfavorable opinion of the National Historical and Artistic Heritage Institute

(5) Blocks 1 and 2 are deactivated

(6) Plant concession not yet extended.

(7) Plant is deactivated.

(8) As of 12/31/2016, there were 44 generators in commercial operation of a total of 50 plants.

(9) The implementation of the Teles Pires HPP was completed in August/2016 under the SPE regime, with commercial start-up of the last three generation units, with installed capacity totalling 1,819.80 MW (*).

(10) The suspension of operation of the wind plants is under judicial discussion, due to an accident occurred in 12/2014.

(11) Projects still under implementation

(12) Plant in partial operation

(13) Ministerial Order No. 25, dated February 11, 2016, of the Ministry of Mines and Energy, authorizing the lease to service the locations of the isolated systems served by Amazonas D.

* SPE/Consortium. The values expressed in the table refer to the total installed capacity of the projects, they do not represent the company’s share in such projects. Not audited by independent auditors

Concession Agreement No. 067/2000, for the Presidente Médici (Phases A and B), São Jerônimo, and Nutepa UTEs of the subsidiary CGTEE, ended on July 7, 2015.

As established in the concession agreement and in the pertinent legislation, the subsidiary CGTEE formally presented, in due time, its interest in renewing the concession for those plants.

As of yet, the Concession Authority has not issued a final response to the statement of the subsidiary, and as such, until this process is completed, CGTEE continues to operate these plants on the current basis of the aforesaid concession. The Concession Authority has not made an estimate as to the time required to complete this process.

The decision on whether to renew the concession should be analyzed by the subsidiary CGTEE, after the position of the Concession Authority has been received.

III — Electric Power Transmission*

Concessions of Operation - TRANSMISSION

Contract	Name	%	Km	SE	Location	Term (years)	Due date
002/2006	INTESA - Integração Transmissora de Energia S.A.	12%	695	—	TO, GO	30	2036
004/2010	TDG - Transmissora Delmiro Gouveia S.A.	49%	156	—	MA /CE	30	2040
005/2004	STN - Sistema de Transmissão Nordeste	49%	546	—	PI, CE	30	2034
005/2007	LT Funil - Itapebi, C3	100%	223	—	BA	30	2037
005/2008	LT Jardim - Penedo - 230 kv , C1	100%	110	—	SE, AL	30	2038
005/2012	LT Jardim - Nossa Senhora do Socorro - 230 Kv; LT Messias - Maceió II - 230 kV; SE Nossa Senhora do Socorro 230/69 kV ; SE Maceió II,	100%	21	—	SE/AL/BA	30	2042
006/2004	SE Elev . Usina de Curemas; SE Elev . Usina Term. Camaçari; SE Elev . Usina de Sobradinho	100%	—	1	PB/BA	30	2027
006/2009	LT Pirapama II - Suape II - 230 kv , C1, C2; LT Suape III - Suape II - 230 kv , C1, C2; SE Suape II - 500/230 kV (600 MVA ); SE Suape III - 230/69 kV	100%	49	—	PE	30	2039
007/2005	LT Milagres - Tauá - 230 kv , C1; SE Tauá II - 230 kV	100%	208	1	CE	30	2035
007/2010	SE Camaçari IV - 500/230 kV	100%	—	1	BA	30	2040
008/2005	LT Milagres - Coremas - 230 kv , C2	100%	120	—	CE, PB	30	2035
008/2011	Extremoz Transmissora do Nordeste	100%	285	—	RN/PB	30	2041
009/2011	LT Morro do Chapéu II - Irecê - 230 kV; SE Morro do Chapéu II 230 kV	100%	64	1	BA	30	2041
010/2007	LT Ibicoara - Brumado - 230 kv , C1	100%	95	—	BA	30	2037
010/2008	Manaus Transmissora de Energia S.A .	20%	559	—	PA , AM	30	2038
010/2011	LT Paraíso - Lagoa Nova II - 230 kV ;; SE Lagoa Nova II 230 kV; SE Ibiapina II 230 kV	100%	65	2	RN/CE	30	2041
012/2007	LT Paraíso - Açu II - 230 kv , C2; LT Picos - Tauá II - 230 kv , C1	100%	316	—	PI, CE, RN	30	2037
013/2010	SE Arapiraca III - 230/69 kv	100%	—	1	AL	30	2040
014/2008	LT 230 kV Eunápolis - Teixeira de Freitas II, C1; SE Teixeira de Freitas II - 230/138 kv	100%	145	1	BA	30	2038
014/2010	SE Pólo 230/69 kV	100%	—	1	BA	30	2040
015/2009	Interligação Elétrica do Madeira S.A .	25%	2375	—	RO, SP	30	2039
015/2012	LT Camaçari IV - Pirajá - 230 kV; LT Pituaçu - Pirajá - 230 kV; SE Pirajá 230/69 KV	100%	50	1	BA	30	2042
017/2009	LT Paulo Afonso III - Zebu II - 230 kv , C1, C2; LT Pau Ferro - Santa Rita II - 230kV; SE Santa Rita II - 230/69kV ; SE Zebu - 230/69kV ; SE Natal III -	100%	108	3	PE, PB, AL, RN	30	2039
017/2011	LT Teresina II - Teresina III - 230 kV; SE Teresina III em 230/69 kV	100%	46	1	PI	30	2041
017/2012	SE Mirueira II 230/69 Kv; SE Jaboatão II 230/69 kV	100%	—	2	PE	30	2042
018/2009	LT Eunápolis - Teixeira de Freitas II - 230 kV , C2	100%	152	—	BA	30	2039
018/2011	LT Recife II - Suape II - 500 kV - C2	100%	44	—	PE	30	2041
018/2012	LT Mossoró II - Mossoró IV - 230 kV; LT Ceará-Mirim II - Touros II - 230 kV; LT Russas II - Banabuiu C2- 230 kV; SE Touros II, 230 kV ; SE Mossoró IV , 230 kV .	100%	210	2	RN	30	2042
019/2010	LT C. Mirim II - João Camara II - 230 kv , C1; LT Extremoz II - C. Mirim - 230 kv , C1; LT Paraíso - Açu II - 230 kV , C3; LT Paraíso - Açu II - 230 kV , C3; LT Açu II - Mossoró II — 230 kV , C2; SE Extremoz II - 230 kv; SE João Câmara - 230 kv	100%	299	2	RN	30	2040
019/2011	LT Camaçari IV - Sapeaçu - 500 kV; LT Sapeaçu - Sto. Antonio de Jesus - 230 kV	100%	136	—	RN	30	2041

Concessions of Operation - TRANSMISSION

Contract	Name	%	Km	SE	Location	Term (years)	Due date
225/2014	LT Casa Nova II - Sobradinho - C1	100%	67	—	BA	35	2049
019/2012	LT Igaporã II - Igaporã III - 230 KV , C1, C2; LT Igaporã III - Pindaí II - 230 kV; SE Igaporã III 500/230 KV ; SE Pindaí II 230 KV	100%	60	2	BA	30	2042
020/2010	LT Bom Jesus da Lapa II - Igaporã II - 230 kv; SE Igaporã - 230 kv	100%	115	1	BA	30	2040
021/2010	LT Sobral III - Acaraú II, — 230 kV; SE Acaraú II - 230 kv	100%	91	1	CE	30	2040
022/2011	Interligação Elétrica Garanhuns S.A	49%	666	—	AL/PE/PB	30	2041
061/2001	Several Projects	100%	18912	—	PE, CE, SE, BA , AL, PI, MA , PB, RN	30	2042
034/2001	Expansion of South-Southeast Interconnection	100%	664	—	PR/ SP	30	2031
001/2009	LT 230 kv - SE Ribeiro Gonçalves / SE Balsas	100%	—	—	PI / MA	30	2039
007/2008	LT 230 kv - SE São Luis II / São Luis III	100%	—	—	MA	30	2038
057/2001	Several Projects	100%	9457	—	—	30	2042
005/2009	SE Missões - 230/69 kV (150 MVA)	100%	150	1	—	30	2039
008/2014	SE 230/138 kV Ivinhema 2, 2 x 150 MVA	100%	300	7	—	30	2044
012/2010	LT Monte Claro - Garibaldi	100%	33	—	RS	30	2040
004/2008	LT P. Médici - Santa Cruz 1 230kV	100%	237	—	RS	30	2038
009/2010	LT 500 kv - LT Jorge Texeira / Lechuga, Circuito Duplo	100%	—	—	AM	30	2040
002/2009	LT 500 kv - LT Presidente Dutra-São Luis II /SE Miranda II	100%	—	—	MA	30	2039
010/2005	LT Campos Novos - Blumenau C2	100%	358	—	SC	30	2035
005/2006	LT Campos Novos - Pólo 525kV	100%	929	—	SC,RS	30	2036
004/2004	LT Salto Santiago - Ivaiporã - Cascavel Oeste	100%	372	—	PR	30	2034
003/2009	LT Bom Despacho 3 - Ouro Preto 2	100%	180	1	MG	30	2039
006/2005	LT Macaé - Campos 3	100%	90	—	RJ	30	2035
006/2010	LT Mascarenhas - Linhares; SE Linhares	100%	99	1	ES	30	2040
007/2006	LT Tijuco Preto - Itapeti - Nordeste	100%	100	—	SP	30	2036
004/2005	Centroeste Minas	49%	63	—	MG	30	2035
002/2010	Goiás Transmissão	49%	259	1	GO	30	2040
013/2009	IE Madeira	25%	2375	—	RO	30	2039
028/2009	Transenergia Goiás	99%	180	—	GO	30	2039
009/2009	Transenergia Renovável	49%	763	5	MS/GO	30	2039
024/2009	Transenergia São Paulo	49%	—	1	SP	30	2039
012/2005	Transirapé	25%	65	2	MG	30	2035
005/2005	Transudeste	25%	140	—	MG	30	2035
003/2011	Caldas Novas Transmissão S.A.	50%	—	1	GO	30	2041
010/2012	Luziana - Niquelândia Transmissora S.A	49%	—	2	GO	30	2042
007/2013	Paranaíba Transmissora	25%	967	—	BA/MG/GO	30	2043
004/2013	Triângulo Mineiro	49%	297	—	SP/MG	30	2043
014/2013	Vale do S. Bartolomeu	39%	95	1	DF	30	2043

Concessions of Operation - TRANSMISSION

Contract	Name	%	Km	SE	Location	Term (years)	Due date
001/2014	Mata de Sta. Genebra Transmissora	50%	847	3	SP/PR	30	2044
003/2014	Lago Azul	50%	69	—	GO	30	2044
014/2014	Belo Monte	25%	2093	4	PA/TO/ GO/MG	30	2044
014/2011	LT Xavantes-Pirineus	100%	90	—	GO	30	2041
011/2010	SE Ijuí 2 SE Nova Petrópolis 2 SE Lajeado Grande SE Caxias 6	100%	729	1	RS	30	2040
002/2011	SE Foz do Chapecó	100%	231	1	SC	30	2041
016/2012	SE Zona Oeste	100%	0	1	RJ	30	2012
082/2002	SPE Etau	27%	188	—	SC/RS	30	2032
002/2005	SPE Uirapuru	75%	120	—	PR	30	2035
016/2009	SPE Norte Brasil	49%	2375	—	RO/SP	30	2039
001/2012	Costa Oeste Transmissora de Energia	49%	152	—	PR	30	2042
008/2012	Marumbi Transmissora de Energia S.A.	20%	29	—	PR	30	2042
007/2014	Fronteira Oeste	51%	273	—	—	30	2044
004/2012	TSBE - Transmissora Sul Brasileira de Energia S/A	80%	788	—	RS	30	2042
020/2012	TSBE - Transmissora Sul Litorânea de Energia S/A	51%	468	—	RS	30	2042
058/2001	Transmissão Rede Básica	100%	0	—	PA,MA,PI, TO,MT	30	2042
013/2011	SE Nobres 230/138 kv	100%	0	—	MG	30	2041
012/2011	SE Miramar 230/69 kv	100%	0	—	Amazonas e Roraima	30	2041
004/2011	SE Lucas do Rio Verde 230/138 kv	100%	0	—	Mato Grosso	30	2031
014/2012	LT Lechuga - Jorge Teixeira, C3, 230 kv, 3x150 MVA	100%	0	—	Amazonas	30	2043
015/2009	Rectifying Station No. 01 CA/CC, 800/+-600 kv 310 MW Inverting Station No. 01 CC/CA +-600/500 kv -2950 MW	100%	0	—	RO/SP	30	2039
009/2014	LT 230 kv Rio Branco 1 - Feijó/ LT 230kv Feijó - Cruzeiro do Sul	100%	0	—	AC	30	2034
008/2004	Amazônia Eletronorte Transmissora de Energia	49%	193	—	MT	30	2034
003/2008	Brasnorte Transmissora de Energia S.A	50%	402	—	MT	30	2038
002/2006	Integração Transmissora de Energia	37%	695	—	TO/GO	30	2036
023/2009	Transmissora Matogrossense de Energia S.A	49%	348	—	MT	30	2039
010/2008	LT Oriximiná - Silves - Lechunga (AM), em 500 Kv; SE Silves (ex-Itacoatiara) 500/138 kV	20%	559	—	PA/AM	30	2038
022/2009	Norte Brasil Transmissora de Energia	—	2375	—	RO	30	2039
021/2009	Linha Verde Transmissora de Energia S.A.	100%	987	—	RO/MT	30	2039
014/2014	Rio Branco Transmissora de Energia	25%	2093	—	PA/TO/ GO/MG	30	2044
003/2012	Transnorte Energia S.A	49%	715	—	AM/RR	30	2032
554/2010	Brazil-Uruguay Interconnection	100%	63	—	—	30	2040
023/2014	1 Frequency Converter and Transmission Lines of 132 kv	100%	13	—	—	30	2044
002/2015	Paraíso - Paraíso Transmissora de Energia S.A	100%	283	—	PR	30	2045
001/2015	LT Gravataí - subterrânea LT Porto Alegre	100%	1802	—	RS	30	2045
062/2001	Several Projects	100%	19063	62	RJ/SP/PR/ MG/GO/TO/ DF/ES/MT	30	2043
008/2010	MGE Transmissão	49%	258	1	MG/ES	30	2040
Energia Olímpica	Energia Olímpica	50%	95	1	Especial Regime		Especial Regime
010/2008	Manaus Transmissora de Energia S.A.	30%	586	—	AM	30	2038
009/2004	Transleste	24%	138	—	MG	30	2034

(*) Information not audited by the independent auditors.

•        IV — Eletric Power Distribution

On December 28 of 2017, the 169th General Extraordinary Shareholders Meeting approved to extend the deadline for signing the contract for control transfer, held by Eletrobras, provided that it occurs by July 31, 2018, under penalty of conservation of the decision of the 165th General Extraordinary Shareholders Meeting, which establishes the termination of the temporary distribution services, as well as the liquidation of the mentioned distribution companies, which must occur in case ANEEL and/or the Conceding Power do not guarantee the right to deliver distribution services temporarily, until the effective transfer of control, upon adequate remuneration.

The Company´s shareholders have assessed the privatization model proposed by the Resolutions mentioned above, according to their financial and budgetary conditions and, on February 8, 2018, during the 170th General Extraordinary Shareholders Meeting, approved the following topics:

•                  Sale of all the shares of Eletroacre, except one ordinary share, during a privatization auction for the price of R$ 50 (fifty thousand Reais), associated with the grant of a new concession by the Concession Authority, including Eletroacre´s debt assumption and/or debt conversion into capital increase, by Eletrobras, in the amount of up to R$ 113,779 (a hundred thirteen million, seven hundred seventy-nine thousand Reais), no later than July 31, 2018, as per the 169th AGE.

•                  Assumption, by Eletrobras, of the rights of Eletroacre, referring to the Fuel Consumption Account — CCC, and the Energy Development Account — CDE, recognized in the distributor´s Financial Statements on the base date of the studies, considering the adjustments until June 30, 2017, in the amount of up to R$ 296,167 (two hundred, ninety-six million, one hundred, sixty-seven thousand Reais). In return, Eletrobras must assume the obligations in equivalent amounts, as per Resolution of the Investment Partnership Board — CPPI no. 20, with modifications set forth in Resolutions no. 28 and 29.

•                  Sale of all the shares of Ceron, except one ordinary share, during a privatization auction for the price of R$ 50 (fifty thousand Reais), associated with the grant of a new concession by the Concession Authority, including Ceron´s debt assumption and/or debt conversion into capital increase, by Eletrobras, in the amount of up to R$ 1,872,522 (one billion, eight hundred seventy-two million, five hundred twenty-two thousand Reais), no later than July 31, 2018, as per the 169th AGE.

•                  Assumption, by Eletrobras, of the rights of Ceron, referring to the Fuel Consumption Account — CCC, and the Energy Development Account — CDE, recognized in the distributor´s Financial Statements on the base date of the studies, considering the adjustments until June 30, 2017, in the amount of up to R$ 3,847,293 (three billion, eight hundred forty-seven million, two hundred ninety-three thousand Reais). In return, Eletrobras must assume the obligations in equivalent amounts, as per Resolution of the Investment Partnership Board — CPPI no. 20, with modifications set forth in Resolutions no. 28 and 29.

•                  Sale of all the shares of Boa Vista Energia, except one ordinary share, during a privatization auction for the price of R$ 50 (fifty thousand Reais), associated with the grant of a new concession by the Concession Authority, including Ceron´s debt assumption and/or debt conversion into capital increase, by Eletrobras, in the amount of up to R$ 342,120 (three hundred forty-two million, one hundred twenty thousand Reais), no later than July 31, 2018, as per the 169th AGE.

•                  Assumption, by Eletrobras of the rights of Boa Vista Energia, referring to the Fuel Consumption Account — CCC, and the Energy Development Account — CDE, recognized in the distributor´s Financial Statements on the base date of the studies, considering the adjustments until June 30, 2017, in the amount of up to R$ 278,360 (two hundred seventy-eight million, three hundred sixty thousand Reais). In return, Eletrobras must assume the obligations in equivalent amounts, as per Resolution of the Investment Partnership Board — CPPI no. 20, with modifications set forth in Resolutions no. 28 and 29.

•                  Sale of all the shares of Amazonas Energia, except one ordinary share, during a privatization auction for the price of R$ 50 (fifty thousand Reais), associated with the grant of a new concession by the Concession Authority, including Amazonas Energia´s debt assumption and/or debt conversion into capital increase, by Eletrobras, in the amount of up to R$ 8,911,866 (eight billion, nice hundred eleven million, eight hundred sixty-six thousand Reais), no later than July 31, 2018, as per the 169th AGE. Amazonas Energia must meet the conditions to perform the total deverticalization of Amazonas Geração e Transmissão S.A — Amazonas GT, no later than April 30, 2018, and that the mentioned company transfer all the shares issued by Amazonas GT to Eletrobras and/or thirty parties, aiming at the partial settlement of its debts, whose amount will be deducted from the adjustment amount mentioned above.

•                  Assumption, by Eletrobras of the rights of Amazonas Energia, referring to the Fuel Consumption Account — CCC, and the Energy Development Account — CDE, recognized in the distributor´s Financial Statements on the base date of the studies, considering the adjustments until June 30, 2017, in the amount of up to R$ 4,055,549 (four billion, fifty-five million, five hundred forty-nine thousand Reais). In return, Eletrobras must assume the obligations in equivalent amounts, as per Resolution of the Investment Partnership Board — CPPI no. 20, with modifications set forth in Resolutions no. 28 and 29.

•                  Sale of all the shares of Cepisa, except one ordinary share, during a privatization auction for the price of R$ 50 (fifty thousand Reais), associated with the grant of a new concession by the Concession Authority, including Cepisa´s debt assumption and/or debt conversion into capital increase, by Eletrobras, in the amount of up to fifty thousand Reais, no later than July 31, 2018, as per the 169th AGE.

•                  Sale of all the shares of Ceal, except one ordinary share, during a privatization auction for the price of R$ 50 (fifty thousand Reais), associated with the grant of a new concession by the Concession Authority, including Ceal´s debt assumption and/or debt conversion into capital increase, by Eletrobras, in the amount of up to fifty thousand Reais, no later than July 31, 2018, as per the 169th AGE, provided that there is an agreement of the judicial homologation concerning the payment of differences in salaries resulting from the Bresser Plan.

•                  Winding-up and liquidation of the respective distribution company(ies) whose transfer of majoritary control was approved above, if the conditions set to Amazonas Energia or Ceal are not met, or if the deadline established during the 169th General Extraordinary

Shareholders Meeting (July 31, 2018) to sign the transfer agreement of the shareholding control held by Eletrobras in the Distribution Companies is not met.

•                  Free transfer of right of preference, by Eletrobras, to subscribe for new shares to be issued by the distibution companies whose transfer of majoritary control are approved under the terms mentioned above, within the scope of capital increase made by the new controlling party (or parties), winner(s) of the Privatization Auctions, in favor of the employees and retired employees of the respective distribution companies;

•                  Delegation of powers to the Eletrobras Administrative Board to decide on the exercise of option by Eletrobras to increase its participation, up to 30%, in the social capital of the distribution companies whose transfer of majoritary control are approved under the terms mentions above, in the period no later than 6 months, counted from the date of signature of the respective contract for transfer of majoritary control. The capital contribution from Eletrobras to exercise the option to increase its participation up to 30% on each distribution company, if it occurs, must observe the following amounts, which will be monetarily updated by the indexes of the respective associated debts until the effective date of the potential contribution:

Distributors	Contribution of Eletrobras (30%)
Amazonas Energia	210,587
Boa Vista Energia	75,428
Ceal	233,902
Cepisa	308,964
Ceron	103,329
Eletroacre	102,345
Total	1,034,555
(In thousands of Reais)

On February 27, 2018, ANEEL issued Authorization Resolution 6,883/18, which amended the date of the deverticalization of Amazonas Energia to April 30, 2018

Here is a summary of the impacts described above to make it easy to visualize the effects:

	ELETROACRE	CERON	Boavista Energia	Amazonas Energia	CEPISA	CEAL
Negative net equity	(407,731)	(1,599,224)	(710,094)	(10,103,344)	(1,270,323)	(695,833)
Sales value	50	50	50	50	50	50
Conversion of debt into capital increase by Eletrobras, upon privatization, up to	113,780	1,872,522	342,120	(*)8,911,866	50	50
Assumption of CCC/CDE credits by Eletrobras, upon privatization, up to	296,167	3,847,293	278,360	4,055,549	—	—

(*) This value will have a reduction in the amount related to the payment of the shares of Amazonas GT that Amazonas Distribuidora will hold with Eletrobras

(In thousands of Reais)

In light of this, the Eletrobras Distribution Companies proceeded in divesting their financial assets in the corresponding proportion, until July 31, 2018, which is the deadline authorized by 170th AGE to remain responsible for the operation and maintenance of the public utilities of the distribution companies.

The amounts of the right to seek compensation of CCC referring to the distribution companies that are part of the isolated energy system are highlighted in the chart below:

	12/31/2017
	Eletroacre	Amazonas D	Ceron	Boa Vista

Additions in the Period	955,620	30,233,292	6,481,223	1,084,385
Refund on Fuel - Res. 347/09	—	(304,690)		(389,122)
CCC PIS/COFINS Refund - ISOL - Law No. 12,111/09 and Law No. 13,299/16	121,817	784,692	16,110	98,372
Value received from CCC - ISOL	(855,763)	(23,946,647)	(3,893,964)	(575,741)
Monetary correction	39,332	1,986,043	1,609,805	173,848
ICMS Recovered	39,701	(618,558)	—	—
Provision of CCC receivable (ADA)	(13,816)	(1,462,152)	(264,347)	(102,492)
Gas billing review - gas transportation parcel	—	(2,988,797)	—	—
Difference in oil price - Resol ANEEL 427/2011	—	(100,081)	—	—
	286,891	3,583,102	3,948,837	289,250

In view of the foregoing, Eletrobras considered the IFRS 5 - Non-Current Assets Held for Sale, and concluded that, as of December 31, 2017, the distribution companies Companhia Energética do Piauí, Companhia de Eletricidade do Acre, Boa Vista Energia S.A and Centrais Elétricas de Rondônia S.A reached the classification criteria as “held for sale”, further details in note 42.1.

For distribution companies Companhia Energética de Alagoas and Amazonas Distribuidora de Energia S.A, Eletrobras assessed that the criteria defined above, which deal, respectively: (i) with the conclusion of judicial homologation of an Union agreement regarding the payment of salary differences arising from the Bresser Plan and, (ii) the complete deverticalization of Amazonas Geração e Transmissão S.A - Amazonas GT and the transfer of its shares to Eletrobras have not been met at the balance sheet date and therefore, none of such distribution companies have been  classified as “held for sale”.

Companhia Energética de Alagoas reached the criterion mentioned above after the date of these financial statements and before the authorization for issuance of these financial, further details in note 48.8.

New Structure of the Share Transfer Operation

Amazonas Distribuidora and Amazonas GT filed at ANEEL an alternative proposal for the transfer of shares of Amazonas GT to Eletrobras. The proposed model for corporate restructuring had as its guidelines the terms of CPPI Resolutions 20 and 28/2017.

On February 27, 2018, according to ANEEL Authoritative Resolution No. 6,883, it was decided to transfer the majoritary control of Amazonas GT from Amazonas Distribuidora to Eletrobras through Transfer in Lieu of Payment as the most advantageous proposal considering its ease of implementation, adequacy to the model proposed by Resolutions CPPI 20 and 28/2017 and the solidity in the technical arguments to support the option for the model. It is important to point out that the Transfer in Lieu of Payment transaction is neutral under the accounting perspective for the companies involved, since the transactions are carried out between companies belonging to the same economic group, not resulting in accounting gain or loss in the transaction.

In this sense, Authoritative Resolution No. 4,244, of 2013 was modified in order to provide, among other possibilities, the possibility of transferring the shares of Amazonas GT, held by Amazonas Distribuidora, in lieu of payment to Eletrobras, replacing the model of issuance of debentures convertible into shares, pursuant to the current version of the resolution.

•                  Electric Power Generation Assets

On December 11, 2014, the subsidiary Chesf submitted documentation to ANEEL attesting to the investments associated with reversible goods, not yet amortized or depreciated, from the Xingó, Paulo Afonso I, II, III, and IV, Apolônio Sales (Moxotó), Luiz Gonzaga (Itaparica), Boa Esperança, Pedra, and Funil hydroelectric plants, with total installed capacity of 9,208.5 MW*, whose concessions were extended as per Law 12,783/2013, in order to request supplemental generation remuneration. The documentation submitted claims a base value of R$ 4,802,300 for such supplemental remuneration, while the residual book value of the assets themselves, on  December 11, 2014, was R$ 487,822.

On October 2, 2015, the subsidiary Furnas submitted supporting documents for the investments related to the still non-amortized or non-depreciated reversible assets from the Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Maribondo and Porto Colombia hydroelectric power plants, with an installed capacity of 4,617 MW, whose concessions were renewed by means of Law 12,783/2013, for the application process for additional generation compensation. The document presented an amount of R$ 1,311,900 as the base value for additional compensation, whereas the book value of these assets, on that same date, October 2, 2015, was R$995,718.

The remuneration related to certain assets of the concessions extended in the following amounts remains without definition as to the updating and without ratification by the Concession Authority, which is why they are presented based on historical cost:

	12/31/2017
Description	Chesf	Furnas	CGTEE	Total
Generation
Upgrades and improvements	487,822	995,718	—	1,483,540
Thermal generation	—	454,064	356,937	811,001
	487,822	1,449,782	356,937	2,294,541

	12/31/2016
Description	Chesf	Furnas	CGTEE	Total
Generation
Upgrades and improvements	487,822	995,718	—	1,483,540
Thermal generation	—	704,792	356,937	1,061,729
	487,822	1,700,510	356,937	2,545,269

•                  Energy Transmission Assets

Pursuant to Regulatory Resolution 589 of December 10, 2013, the subsidiaries below submitted to ANEEL their appraisals of the electricity transmission assets existing on May 31, 2000 (“Appraisal Report”) for the purposes of remuneration of the installations of the Existing System Base Network (RBSE) established in Article 15, Paragraph 2 of Law 12,783/13.

Assessment Report

Subsidiary	Date	R $

Eletrosul	07/14/2015	1,060,632
Chesf	03/06/2015	5,627,200
Furnas	05/21/2015	10,699,000
Eletronorte	09/03/2015	2,926,000

ANEEL submitted by means of Dispatches, approval of the remunerations for electricity transmission assets existing on May 31, 2000 for the subsidiaries Eletrosul, Chesf, Furnas, and Eletronorte, pursuant to the rules from Regulatory Resolution 589, on the base date of December 31, 2012, as follows:

ANEEL Approval

Subsidiary	Date	R $

Eletrosul	07/14/2015	1,007,043
Chesf	08/03/2016	5,092,384
Furnas	12/15/2105	8,999,520
Eletronorte	10/18/2016	2,579,312

On April 20, 2016, Ministry of Mines and Energy (MME) published Ordinance No. 120, which regulates the conditions for receipt of remuneration relating to electricity transmission assets existing on May 31, 2000, referred to as installations of the Existing System Base Network (RBSE) and other Transmission Installations (RPC), which have not been depreciated or amortized, pursuant to Paragraph 2 of Article 15 of Law 12,783/2013.

The Ordinance in question states that the amounts owed will comprise the regulatory remuneration base for the companies, that is, they will be passed on by way of energy tariffs for consumers, beginning with the 2017 tariff process. In addition to remunerating the assets, the Ordinance also establishes that the capital cost incurred by the companies can be included in the aforesaid amounts.

On October 14, 2016, ANEEL submitted Technical Note no. 336/2016 of October 6, 2016 in Public Hearing no. 068/2016, such Technical Note that establishes the procedures to be used to calculate the capital cost to be added to the Permitted Annual Revenue (RAP) of each transmission concessionaire covered by Law no. 12,783/2013, in accordance with MME Ordinance no. 120/2016.

Remuneration of these assets, according to Ordinance no. 120 and Technical Note no. 336/2016, will occur as follows:

(i)                           at the capital cost corresponding to the assets, comprised of remuneration and depreciation plus taxes owed beginning with the 2017 tariff process; while remuneration will be given at the Weighted Average Capital Cost and depreciation will be paid based on the useful life of each asset included into the Regulatory Remuneration Base;

(ii)                        the capital cost not incorporated from the extensions of the concessions through the tariff process will be updated and remunerated at the actual capital cost; beginning with the 2017 tariff process, the capital cost will be remunerated at Weighted Average Capital Cost for a period of eight years;

As of December 31, 2017, the estimated updated amounts of the expenditures relating to investments, expansions, and/or improvements to certain assets from the extended transmission concessions are as follows:

	12/31/2017
Transmission	Chesf	Eletronorte	Eletrosul	Furnas	Total
Basic network - RBSE - Historical balance	1,187,029	1,732,910	520,332	4,530,060	7,970,331
VNR update - IPCA and remuneration	10,656,553	4,294,043	1,867,332	16,705,452	33,523,380
Receipt of financial asset	(975,039)	(482,186)	(242,624)	(1,555,847)	(3,255,696)
Total value of the updated financial asset	10,868,543	5,544,767	2,145,040	19,679,665	38,238,015

Result Effect - 01/01/2017 to 12/31/2017
Operating income	1,278,835	698,370	271,205	2,674,417	4,922,827
Provision of IRPJ/CSLL	(434,804)	(237,446)	(92,210)	(909,302)	(1,673,762)
Net effect	844,031	460,924	178,995	1,765,115	3,249,065

The preceding accounts were calculated based on the assumptions established above, considering the interpretation with respect to MME Ordinance 120/2016 and Technical Note no. 336/2016.

As a result of the transfer of RBSE’s costs to consumers, the Brazilian Association of Large Industrial Energy Consumers and Free Consumers (Abrace) filed a lawsuit against ANEEL and the Federal Government, questioning the compensations to the transmission companies that renewed concessions in advance in 2013.

On April 10, 2017, an injunction was issued, without judgment of merit, in favor of ABRACE in the scope of the afore-mentioned lawsuit to the ABRACE litigation demanding that “ANEEL exclude the so-called” ‘remuneration’ portion of the Transmission System Use Rate - TUST, calculated on reversible assets, not yet amortized or depreciated, as set forth in art. 15, paragraph 2 of Law no. 12,783/2013, since only the update should be levied on the amount”.

Thus, in compliance with the preliminary decision, ANEEL recalculated a new RAP for the 2017-2018 tariff cycle, between July 1, 2017 and June 30, 2018. However, the exclusion of the portion subject to the injunction (remuneration exceeding inflation) was extended to all users of the transmission system and not only to the claimants, due to the impracticability alleged by ANEEL of segregating the tariff components and due to the irreversibility of the effects provoked, according to ANEEL Dispatch No. 1,779 of June 20, 2017.

In view of the foregoing and in compliance with the afore-mentioned injunction, based on the amounts approved by ANEEL, of the non-amortized reversible assets set forth in art. 15, paragraph 2 of Law No. 12,783 / 2013, in the criteria established by Normative Resolution No. 762, of 2017 and Dispatch No. 1,779, of 2017, the cost of capital described in MME Ordinance No. 120 of 2016 was calculated and which will begin to be part of the RAP of the transmission concessionaires covered by Law no. 12,783, of 2013, from the 2017-2018 cycle. These amounts are shown in ANEEL Technical Note no. 183/2017 of 22 June, 2017.

Based on the legal opinion from external lawyers, the Company understands that the decisions taken so far do not interfere with the right to receive the remuneration of the assets, established by Law 12,973/2013 and MME Ordinance No. 120/2016, which granted the right to receive such amounts. Thus, the Company understands that there is no objective evidence for the recognition of impairment in relation to these recognized assets.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are described below. These policies have been applied consistently in all fiscal years reported, unless otherwise mentioned.

3.1. Basis of Preparation

Preparation of the financial statements requires the use of certain critical accounting estimates, as well as the judgment of the management of the Company, in application of the accounting policies of Eletrobras. Those transactions, disclosures, or balances that require a greater level of judgment, that are more complex in nature, and for which assumptions and estimated are material, are reported in Note 4.

The consolidated financial statements were prepared on the basis of historic cost, except in the case of certain financial instruments calculated at fair value. Historic cost is generally based on the fair value of the considerations paid on the date of the transactions.

These consolidated financial statements are presented in Brazilian Reais, which is the operating currency of the Company and its subsidiaries and associates. All financial information presented in Reais were rounded to the nearest thousand, except when otherwise indicated.

The management of the Company confirms that all information of relevance from the Financial Statements, and only that information, is displayed with evidence, corresponding to the same information used by the management in its  activities.

(a) Financial Statements

The Financial Statements of the Company are prepared in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB).

(b) Changes in the accounting policies and disclosures

(i) Voluntary Changes:

The Company has performed the following reclassifications on its balance sheet, Statement of Profit and Loss and Statement of cash flows, to provide reliable and more relevant information about the effects of the following transactions:

	12/31/2016 Original	Reclassification		12/31/2016 Reclassified
ASSETS

CURRENT
Cash and cash equivalent	679,668	(183,813	)(1)	495,855
Marketable Securities	5,497,978	183,813	(1)	5,681,791
TOTAL CURRENT ASSETS	29,272,652	—		29,272,652

NON-CURRENT	87,120,579	—		87,120,579

INVESTMENTS	26,531,534	—		26,531,534

FIXED ASSETS, NET	26,812,925	—		26,812,925

INTANGIBLE ASSETS, NET	761,739	—		761,739

TOTAL NON-CURRENT ASSETS	141,226,777	—		141,226,777

TOTAL ASSETS	170,499,429	—		170,499,429

	12/31/2016 Original	Reclassification		12/31/2016 Reclassified
LIABILITIES AND EQUITY
CURRENT
Reimbursement obligations	1,167,503	700,582	(2)	1,868,085
Others	1,952,220	(700,582	)(2)	1,251,638
TOTAL CURRENT LIABILITIES	31,138,510	—		31,138,510

NON-CURRENT
TOTAL NON-CURRENT LIABILITIES	95,295,992	—		95,295,992

EQUITY
Equity attributable to owners of the Company	44,203,470	—		44,203,470

Non-controlling interests	(138,543)	—		(138,543)
TOTAL EQUITY	44,064,927	—		44,064,927

TOTAL LIABILITIES AND EQUITY	170,499,429	—		170,499,429

	12/31/2016 Original	Reclassification		12/31/2016 Reclassified
NET OPERATING REVENUE	60,748,853	(432,850	)(3)	60,316,003

OPERATING EXPENSES

Remuneration and Indemnity	(362,702)	362,702	(3)	—
Operating charges (reversals), net	(14,867,952)	(1,998,587	)(4)	(16,866,539)
Others	(1,974,327)	70,148	(3)	(1,904,179)
	(45,842,328)	(1,565,737)		(47,408,065)

Operating profit (loss) before financial result	14,906,525	(1,998,587)		12,907,938

FINANCIAL RESULT

Monetary adjustment loss	(4,149,223)	1,998,587	(4)	(2,150,636)
	(5,929,311)	1,998,587		(3,930,724)

PROFIT (LOSS) BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	8,977,214	—		8,977,214

RESULTS OF EQUITY METHOD INVESTMENTS	3,205,511	—		3,205,511

PROFIT (LOSS) BEFORE TAXES AND SOCIAL CONTRIBUTIONS	12,182,725	—		12,182,725

TOTAL INCOME TAXES AND SOCIAL CONTRIBUTIONS	(8,510,819)	—		(8,510,819)

Net Income (Loss) for year	3,671,906	—		3,671,906

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY	3,584,529	—		3,584,529
AMOUNT ATTRIBUTED TO NON-CONTROLLING INTERESTS	87,377	—		87,377

	12/31/2015 Original	Reclassification		12/31/2015 Reclassified
NET OPERATING REVENUE	32,588,838	(407,995	)(3)	32,180,843

OPERATING EXPENSES

Remuneration and Indemnity	(348,874)	348,874	(3)	—
Operating charges (reversals), net	(11,586,767)	(425,922	)(4)	(12,012,689)
Others	(2,131,954)	59,121	(3)	(2,072,833)
	(42,628,283)	(17,927)		(42,646,210)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL RESULT	(10,039,445)	(425,922)		(10,465,367)

FINANCIAL RESULT

Monetary adjustment loss	(1,362,380)	425,922	(4)	(936,458)
	(1,699,025)	425,922		(1,273,103)

PROFIT (LOSS) BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(11,738,470)	—		(11,738,470)

RESULTS OF EQUITY METHOD INVESTMENTS	531,446	—		531,446

PROFIT (LOSS) BEFORE TAXES AND SOCIAL CONTRIBUTIONS	(11,207,024)	—		(11,207,024)

TOTAL INCOME TAXES AND SOCIAL CONTRIBUTIONS	(710,112)	—		(710,112)

Net Income (Loss) for year	(11,917,136)	—		(11,917,136)

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY	(11,405,085)	—		(11,405,085)
AMOUNT ATTRIBUTED TO NON-CONTROLLING INTERESTS	(512,051)	—		(512,051)

	12/31/2016 Original	Reclassification		12/31/2016 Reclassified
CASH FLOWS FROM OPERATING ACTIVITIES

Profit (Loss) before income tax and social contribution	12,182,725	—		12,182,725

Adjustments to reconcile net profit (loss) to net cash provided by operating activities :
Net monetary variations	1,599,915	(1,998,587	)(4)	(398,672)
Provisions for litigation	3,994,158	1,998,587	(4)	5,992,745
	(8,958,443)	—		(8,958,443)

Changes in:
Marketable securities	1,292,551	(183,813	)(1)	1,108,738
	3,684,696	(183,813)		3,500,883

Cash generated from operations	5,576,512	(183,813)		5,392,699

Payment of refinancing of taxes and contributions-principal	—	(132,879	)(5)	(132,879)

Net cash provided by operating activities	1,888,738	(316,692)		1,572,046

CASH FLOWS FROM FINANCING ACTIVITIES

Payment of refinancing of taxes and contributions-principal	(132,879)	132,879	(5)	—

Net cash provided by financing activities	2,870,763	132,879		3,003,642

CASH FLOWS FROM INVESTMENT ACTIVITIES

Net cash used in investment activities	(5,473,806)	—		(5,473,806)

Net decrese in cash and cash equivalents for the year	(714,305)	(183,813)		(898,118)

Cash and cash equivalents at the beginning of the year	1,393,973	—		1,393,973
Cash and cash equivalents at the end of the year	679,668	(183,813	)(1)	495,855

	12/31/2015 Original	Reclassification		12/31/2015 Reclassified
CASH FLOWS FROM OPERATING ACTIVITIES

Profit (Loss) before income tax and social contribution	(11,207,024)	—		(11,207,024)

Adjustments to reconcile net profit (loss) to net cash provided by operating activities :
Net monetary variations	(914,656)	(425,922	)(4)	(1,340,578)
Provisions for litigation	2,932,120	425,922	(4)	3,358,042
	14,951,417	—		14,951,417

Changes in:
Marketable securities	(2,886,138)	(348,102	)(1)	(3,234,240)
	(6,275,381)	(348,102)		(6,623,483)

Cash generated from operations	6,612,797	(348,102)		6,264,695

Payment of refinancing of taxes and contributions-principal	—	(117,058	)(5)	(117,058)

Net cash provided by operating activities	6,980,474	(465,160)		6,515,314

CASH FLOWS FROM FINANCING ACTIVITIES

Payment of refinancing of taxes and contributions-principal	(117,058)	117,058	(5)	—

Net cash provided by financing activities	2,018,973	117,058		2,136,031

CASH FLOWS FROM INVESTMENT ACTIVITIES

Net cash used in investment activities	(9,012,552)	—		(9,012,552)

Net decrese in cash and cash equivalents for the year	(13,105)	(348,102)		(361,207)

Cash and cash equivalents at the beginning of the year	1,407,078	—		1,407,078
Cash and cash equivalents at the end of the year	1,393,973	(348,102	)(1)	1,045,871

(1)                                 Reclassification from cash and cash equivalents to marketable securities, according to IAS 7.

(2)                                 Reclassification from Others to Reimbursement obligations, aiming at better presentation.

(3)                                 This specific accounting classification has in its calculation a main component, which is a percentage of generated energy, and other components that are not directly linked to the billing. Therefore, ANEEL, which is the industry regulator, recognizes these accounts as deduction of revenues. In order to meet a regulatory requirement, the Company reclassified these accounts.

(4)                                 When recognizing in a given year new provisions for loss contingencies related to events that in previous years did not qualify to be recognized, the previous practice was to record the principal amount as “operating expenses” and all financial expenses until the date of the recognition of the provision  as “financial expenses”. The Company decided to modify this policy to account for such provisions fully as “operating expenses” at the date of recognition, as it believes that such practice provides better information about the financial impact of the transaction at such date.

(5)                                 According to IAS 7, cash flows regarding income tax and social contribution are usually classified as operating activities. Therefore, the Company is reclassifing such item from financing activities to operating activities.

(ii) New Standards:

The International Accounting Standards Board (IASB) published or amended the following accounting pronouncements, guidelines, or interpretations, which must be adopted in subsequent accounting periods (the Company will not adopt them in advance):

IFRS 9- Financial Instruments

The IFRS 9 addresses the classification, measurement and recognition of financial assets and liabilities.  The major changes are:

i.                                          New criteria for the classification of financial assets;

ii.                                       New impairment model for financial assets based on expected losses, in replacement of the current model of losses incurred; and

iii.                                    Amendment of the requirements for adoption of hedge accounting.

•                  Financial assets

The IFRS 9 has a new approach to classification and measurement of financial assets that reflect the business model in which the assets are managed and their characteristics of cash flow.

Instruments maintained according to a business model, whose goal is to receive contractual cash flows and which possess such flows relating exclusively to payments of principal and interest are usually measured at amortized cost.

Those held within a business model whose goal is reached either by receipt of contractual cash flows as well as the sale of financial assets, and possession of contractual terms that establish only payments of principal and interest on the principal remnant, are usually measured at the “fair value recognized through other comprehensive income” (FVTOCI).

All other debt instruments and investments in equity securities are measured at fair value at the end of the subsequent accounting periods.

The Company did not finish yet its evaluation and documentation of the business models for their financial assets, disclosed in Note 44. Therefore, the Company has not quantified the impact on accounting for financial assets. See below current status of activities to conclude this evaluation and measurement, by category.

Financial asset from the Concession Contracts:

Pursuant to IFRIC 12, for the contracts under the scope of this pronouncement, the concession infrastructure is not recognized by the concessionaire as fixed assets, because it is considered that the operator does not control these assets, and so they are recognized according to one of two accounting models classes (intangible asset/or financial asset), depending on the type of remuneration which the concession authority agrees to deliver to the operator under the terms of the agreement.

In the segment of transmission, the Company believes it is not exposed to demand risks and that the revenue is calculated based on the availability of the transmission line, therefore, all infrastructure was recorded under financial assets, according to IFRIC 12.

For all segments of the Company, the financial assets also include the indemnity to be received based on the portions of the investments associated with reversible assets that are not yet amortized or depreciated, at the end of the concession agreement, which have been made in order to guarantee the continuity of the service provided.

In accordance with IFRS 9, the Company has evaluated that the financial assets derived from the unconditional right to receive cash, currently classified as loans and receivables, will continue to be measured at amortized cost and/or will be measured at fair value, to the extent that some contractual rights do not meet the requirements to remain measured at amortized cost.

The Company has concluded that changes will occur in the measurement of the portion of the financial asset that will be realized through indemnification, from amortized cost to fair value through profit or loss, because it believes that certain of these financials assets will not pass the SPPI (solely payment of principal and interest) test under IFRS 9. The Company believes that financial assets with such features, which would be measured at fair value through profit or loss, might be mainly from “Generation and Transmission” and “Transmission (RBSE)”. The Company is analyzing the main characteristics of the remuneration embedded on such contracts, including whether or not there are elements that may or may not link such remuneration to elements other than “principal and interest” as defined under IFRS 9.

Thus, the Company has not yet concluded the assessment and the measurement of the impacts of this potential change and does not have a reasonably estimable amount.

•                  Reduction in recoverable value (impairment) - Financial Assets

In relation to the impairment of financial assets, the IFRS 9 requires the model of expected loss of financial assets, unlike the incurred loss model set out in IAS 39. The expected loss model requires that the Company keep record of expected losses on financial assets since the initial recognition. In other words, it is no longer necessary for the event to occur in order for the loss to be recognized in credit.

The new model of expected loss will be applied to financial assets measured at amortized cost or to FVTOCI (“Fair value through other comprehensive income”), with the exception of investments in equity instruments.

In accordance with IFRS 9, provisions for expected losses will be measured in one of the following databases:

• Credit Losses expected for 12 months, i.e. credit losses as a result of possible events of nonpayment within 12 months after the date base; and

• Credit Losses expected for the whole of life, i.e., credit losses that result from all possible events of nonpayment throughout the expected life of a financial instrument. This is one of the models to be followed in the case of financial instruments that do not contain a significant component of financing, as is the case of the financial assets of the Company.

The Company anticipates that the implementation of the model for credit losses expected contained in IFRS 9 will result in early recognition of certain credit losses, as well as requires the Company to review its current provisioning policies. The Company is currently analyzing the financial models that it would use to measure its credit losses in order to complete its evaluation of the impact of the adoption of IFRS 9.

•                  Financial liabilities

The Company does not expect to designate financial liabilities as fair value through profit or loss. Therefore, it is not possible yet to disclose the potential impacts on the consolidated financial statements considering that The Company did not finished its evaluation.

•                  Hedge accounting

The new general requirements for hedge accounting maintained the three types presented in IAS 39 (cash flow hedge, fair value hedge and hedge of a net investment abroad). The IFRS 9 brings greater flexibility to what types of transaction are eligible for hedge accounting, especially by expanding the types of instruments that qualify as hedging instrument and the types of risk components of non-financial items for hedge accounting. Additionally, the test of effectiveness was reviewed, no longer being required its retrospective evaluation, and replaced by the principle of “economic relation”, as it was eliminated the need for an assessment of effectiveness in the range of 80% to 125%. Also, improvements have been made in the disclosure requirements of the risks management of the Company.

The Company has not completed yet its analysis of the possible impacts on the transactions currently designated as hedge accounting, disclosed in note 44 and, therefore, did not quantify any effects. The Company intends to maintain the current hedge accounting policy under IAS 39, as permitted by IFRS 9.

•                  Disclosures

IFRS 9 requires new disclosures, notably about the credit risk and credit losses expected, hedge accounting and measurement of financial assets and liabilities. The company is conducting an analysis to identify possible changes in current processes as a result of these new standards and will work on the implementation of changes in their systems and controls to meet them in the financial statements from the time of adoption.

•                  Transition

The Company shall adopt the exemption that allows not to restate comparative information from prior periods arising from changes in the classification and measurement of financial instruments (including credit losses expected).

The differences in accounting balances of assets and liabilities resulting from the adoption of IFRS 9, will be recognized in equity on the 1st of January 2018.

IFRS 15 - Revenue from contracts with customers

The IFRS 15 will replace the current guidelines of revenue recognition present in IAS 18 - Revenue, IAS 11 - Construction Contracts and related interpretations, when it becomes effective.

The fundamental principles of IFRS 15 are that an entity shall recognize the revenue to resubmit the transfer or promise of goods or services to customers in the amount that reflects the value them expect to be able to exchange for those goods or services. Specifically, the standard introduces a model of 5 steps for the recognition of revenue:

1.              Identify the contract(s) with the customer.

2.              Identify the performance obligations set out in the contract.

3.              Determine the price of the transaction.

4.              Allocate the transaction price to performance obligations provided in the contract.

5.              Recognize the revenue when (or as) the entity meets each requirement of performance.

With the IFRS 15, the entity recognizes the revenue when the “control” of the goods or services of a particular transaction are transferred to the customer. See below current status of the activities to conclude the evaluation of potential impacts from IFRS 15, by category.

The Company obtains revenue derived mainly from the following sources:

a) Procurement and supply of electric energy (generation and distribution)

The Company recognizes revenue at the fair value of the receivable in the moment in which the energy is supplied, by multiplying the consumption billed as measured by the current rate, in addition to recognizing the non-billed revenue through estimate, corresponding to the energy consumption measured at the date of the last reading and the closure of the period of the financial statements.

In accordance with the IFRS 15, the Company can only account for the effects of a contract with a customer when it is likely that you will receive the consideration which will be entitled. To assess whether the possibility of receiving the value of the consideration is likely, only the ability and the intention of the client to pay this value should be considered. Thus, contracts with customers that have a long history of nonpayment and who, for various reasons, did not have their power supply suspended, may cease to have their respective revenue recognized at the time of billing (when the receipt is unlikely), and instead being recognized at the moment of actual receipt. The Company is evaluating customers who fits this situation, mainly in the distribution segment, and therefore has yet to measure the impacts in its financial statements.

Regarding the supply of revenue distribution segment, ANEEL evaluates the quality of service offered to consumers.  The quality of services provided comprises the assessment of the duration and frequency of interruptions in the supply of electrical energy. Highlights on the aspect of quality of service indicators are the collective continuity indicators, DEC and FEC, and the individual continuity indicators DIC, FIC e DMIC. If the individual indicators are not met, the Company is obliged to indemnify customers through discounts on the monthly bill for energy consumption. Currently, these penalties are recorded as operating expenses. In this way, the Company shall carry the reclassification of values refunded due to the non-compliance of individual indicators for their revenues with supply around R$ 15.5 million based on the values of 2017, reducing the net values of revenues disclosed in the financial statements, due to its nature of discount. As for the collective indicators, since they possess a nature of fines to be collected by the Company, these will continue to be treated as an operating expense.

b) Sale in Energy Trading Chamber - CCEE

The Company recognizes revenue at the fair value of the consideration receivable in the moment in which the surplus of energy is sold in the context of the CCEE. The consideration corresponds to multiplication of the amount of energy sold to the system at the Settlement Price for Differences (PLD). The Company does not expect this item to be impacted by IFRS 15.

c) Revenue for the availability of electrical network

This revenue is generated through the transmission of power through the distribution network to the end consumer, which includes captive and free consumers, based on the collection of a tariff approved by ANEEL. The Company has not finalized the evaluation of measurement of impacts, if any, but given the nature of the revenue in question, does not expect that the implementation of IFRS 15 would have a material impact in this category of revenue in its financial statements.

d) Amounts receivable from parcel A (costs beyond control of the distributor, passed through to consumers) and other financial items

Relates to the variations of costs related to the purchase of energy and regulatory burdens, which occurred in the period between tariff adjustments and/or periodic reviews, so as to allow greater neutrality in the distribution of these variations for the tariffs. The Company has not completed its evaluation, still in progress, and, therefore, has not quantified the impacts in its consolidated financial statements listed on the revenue in question, if any, but such items are financial assets, the Company believes that they may not be impacted by IFRS 15.

e) Revenue from construction of the concession infrastructure

For some contracts under IFRIC 12, this revenue is generated by investments in infrastructure, building or improving the operation infrastructure to explore the concession service arrangement. The Company is paid mainly for building or improving infrastructure for the provision of services of transmission and distribution of electricity. The margin of construction adopted currently is equal to zero. The Company has not completed its evaluation, still in progress and, therefore, has not quantified the impacts in its financial statements of the revenue in question, if any.

f) Revenue for operation and maintenance

Corresponds to a percentage of the billing of annual permitted revenue - RAP, which is reported monthly by the ONS and destined for the remuneration of operation and maintenance services, in order to avoid the interruption of the availability of facilities. The Company recognizes revenue at the fair value of the consideration receivable at the moment the invoicing of the RAP is informed. The Company has not completed its evaluation, still in progress, and, therefore, has not quantified the impacts in its consolidated financial statements listed on the revenue in question, if any, but does not expect this item to be materially impacted by IFRS 15.

g) Other revenue

The Company has other sources of income from activities related to the concession of public service, which can be inherent to its segments or revenue from ancillary activities, as described in note 37. The Company has not completed its evaluation of the impact, still in progress, and, therefore, has not quantified the potential impacts in its consolidated financial statements listed on the revenue in question.

•                  Transition

The Company shall adopt the IFRS 15 on a prospective approach, with initial application of the standard in the initial date (i.e., 1st January 2018). As a result, the Company will not apply the requirements of IFRS 15 to the comparative period presented.

IFRS 16- Leases

The IFRS 16 replaces the existing lease standards, including the IAS 17 - Leasing Operations, and the IFRIC 4 (SIC 15 and SIC 27) - Complementary Aspects of Leasing Operations. The aforementioned standard distinguishes lease contracts and service contracts, whereas if an asset identified is controlled by a customer.

It introduces a unique model of accounting for leases in the balance sheet for lessees. A lessee recognizes an asset of right to use that represents their right to use the leased asset and a liability of lease that represents its obligation to make payments of the lease. Optional exemptions are available for short-term leases and low value items. The accounts of the lessor remain similar to the current standard, that is, the lessors continue to classify the leases as financial or operational.

The Company has contracts that would fit the scope of this new standard and the analysis of the impacts of the adoption of this decision regarding the transition method for the recognition of the right of use of the assets in return for an obligation is not yet completed, due to the complexity of the new decisions and the number of contracts that would proably fit the scope of this standard. Because of this, the company did not yet estimate the impacts on its consolidated financial statements.

•                  Transition

As lessee, the Company may apply the standard using a: (i) a retrospective approach; or (ii) a retrospective approach modified with optional practical expedients.

The Company intends to apply the IFRS 16 initially on 1st January 2019, using the second approach. Therefore, the lessee may decide, for each lease contract, if a series of practical expedients in transition will be applied. Eletrobras is assessing the potential impact of such expedients.

3.2. Basis of consolidation and investments in subsidiaries, joint ventures and associates

The following accounting policies are applied in preparing the consolidated financial statements, which include the equity interests of the Company and its subsidiaries.

In the consolidated financial statements, the financial information of subsidiaries and of joint ventures, as well as associates, is recorded using the equity method, initially recording them at cost and then recognizing adjustments in profits or losses and other comprehensive income of the associated company.

When necessary, the financial statements of subsidiaries, joint ventures, and associates are adjusted to match the accounting policies adopted by the Company.

The subsidiaries, joint ventures, and associates are primarily located in Brazil.

(a)         Subsidiaries

Subsidiaries are entities that are controlled by the Eletrobras System. The Eletrobras System controls an entity when it is exposed to or entitled to variable returns resulting from its involvement with the entity, and when it has the ability to affect those returns because of the influence it exercises over the entity.

The consolidated financial statements include the financial statements of the Company and of its subsidiaries.

The profits and losses of the subsidiaries acquired or disposed of during the fiscal year are included in the consolidated statements of profit and loss and comprehensive income beginning on the date of the effective acquisition and through the date of effective disposal, as applicable.

All transactions, balances, revenues, and expenses between the businesses of the Company are fully eliminated in the consolidated financial statements.

The Company adopts the following principal consolidation practices:

1-             Elimination of the investments of the investor in the investees, offsetting the equity interest in the respective net equity accounts;

2-             Elimination of intercompany receivables and payables;

3-             Elimination of intercompany revenues and expenses;

4-             Identification of the interests of minority shareholders in the net equity and in the statement of profit and loss of the consolidated investees.

The Company uses comprehensive consolidation criteria, as described in the table below.

The equity interest is calculated based upon the percentage of the total capital contributed on each subsidiary.

	12/31/2017		12/31/2016
	Equity		Equity
Subsidiaries	Direct	Indirect	Direct	Indirect

Amazonas Distribuidora	100.00%	—		—
Amazonas GT	—	100.00%		100.00%
Boa Vista Energia	100.00%	—	100.00%	—
Ceal	100.00%	—	—	—
CELG- D (1)	—	—	100.00%	—
Cepisa	100.00%	—	100.00%	—
Ceron	100.00%	—	51.00%	—
CGTEE	99.99%	—	100.00%	—
Chesf	99.58%	—	100.00%	—
Eletroacre	96.71%	—	99.99%	—
Eletronorte	99.48%	—	99.58%	—
Eletronuclear	99.91%	—	96.71%	—
Eletropar	83.71%	—	99.48%	—
Eletrosul	99.88%	—	99.91%	—
Furnas	99.56%	—	83.71%	—
Chuí IX (3)	99.99%	—		99.99%
Santa Vitoria do Palmar (3)	78.00%	—	99.56%	—
Hermenegildo I (3)	99.99%	—	—	99.99%
Hermenegildo II (3)	99.99%	—	—	99.99%
Hermenegildo III (3)	99.99%	—	—	99.99%
Chuí Holding (3)	—	100.00%	—	—
Livramento	—	78.00%	—	—
Geribatu I (4)	—	100.00%	—	—
Geribatu II (4)	—	100.00%	—	—
Geribatu III (4)	—	100.00%	—	—
Geribatu IV (4)	—	100.00%	—	—
Geribatu V (4)	—	100.00%	—	—
Geribatu VI (4)	—	100.00%	—	—
Geribatu VII (4)	—	100.00%	—	—
Geribatu VIII (4)	—	100.00%	—	—
Geribatu IX (4)	—	100.00%	—	—
Geribatu X (4)	—	100.00%	—	—
Paraíso	—	100.00%	—	100.00%
Energia dos Ventos V	—	99.99%	—	99.99%
Energia dos Ventos VI	—	99.99%	—	99.99%
Energia dos Ventos VII	—	99.99%	—	99.99%
Energia dos Ventos VIII	—	99.99%	—	99.99%
Energia dos Ventos IX	—	99.99%	—	99.99%
Extremoz Transmissora do Nordeste S/A	—	100.00%	—	100.00%
Transenergia Goiás S.A	—	99.99%	—	99.99%
Brasil Ventos Energia S.A. (2)	—	100.00%	—	—
Complexo Eólico Pindaí I
Acauã Energia S.A.	—	99.93%	—	99.93%
Angical 2 Energia S.A.	—	99.96%	—	99.96%
Arapapá Energia S.A.	—	99.90%	—	99.90%
Caititu 2 Energia S.A.	—	99.96%	—	99.96%
Caititu 3 Energia S.A.	—	99.96%	—	99.96%
Carcará Energia S.A.	—	99.96%	—	99.96%
Corrupião 3 Energia S.A.	—	99.96%	—	99.96%
Teiú 2 Energia S.A.	—	99.95%	—	99.95%
Complexo Eólico Pindaí II
Coqueirinho 2 Energia S.A.	—	99.98%	—	99.98%
Papagaio Energia S.A.	—	99.96%	—	99.96%
Complexo Eólico Pindaí III
Tamanduá Mirim 2 Energia S/A	—	83.01%	—	83.01%

(1) Subsidiary sold in February 2017

(2) Brasil Ventos Energia SA is a wholly-owned subsidiary of Furnas and was incorporated as a holding company, having as its main objective, in accordance with the Bylaws, the following activities: (i) shareholding in companies that generate energy from renewable sources, such as wind, solar and biomass, investment in the companies holding the exploration rights of the wind plants that make up the Acaraú Wind Complex and the Famosa III Wind Complex, commercialization of the electric energy generated in its ventures and investees.

(3) Transfer of Eletrosul SPEs to Eletrobras, see explanatory note 15.6.

(4) Companies consolidated by Santa Vitória do Palmar.

(a.1) Changes in the Group’s interests in existing subsidiaries

In the financial statements, changes in the Company’s stakes in subsidiaries not resulting in loss of control by the Group over the subsidiaries are recorded as capital transactions. The balances of the interests of the Company and of minority shareholders are adjusted to reflect changes in their respective minority interests. The difference between the amount upon which basis the minority interests are adjusted and the fair value of the considerations paid or received is recorded directly in net equity and attributed to the owners of the Company.

When the Company loses control of a subsidiary, the gain or loss is recognized in the statement of income and is calculated as the difference between: (i) the sum of the fair value of the considerations received and of the fair value of the residual stake; and (ii) the previous balance of the assets (including goodwill) and liabilities of the subsidiary and minority interests, if any. All amounts previously recorded in “Other comprehensive income” relating to the subsidiary are accounted for as if the Company had directly disposed of the corresponding assets and liabilities of the subsidiary (i.e., reclassified to profit and loss or transferred to another net equity account, as required or permitted under the applicable IFRS). The fair value of any investment held in the former subsidiary at the date of loss of control is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or joint venture.

(b) Investments in Associates

Associates are entities in which the Company has significant influence and which do not qualify as a subsidiary or as a joint venture.

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

(c) Interests in joint ventures

A joint venture is a contractual agreement whereby the Company and other parties perform an economic activity subject to joint control, a situation in which the decisions on strategic financial policies and operations relating to the activities of the joint venture require approval of all parties sharing control.

The interests in these investments are accounted for under the equity method.

3.3. Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, other short-term and highly liquid investments with original maturity up to three months, and with insignificant risk of change in value.

3.4. Customers and allowance for doubtful accounts

Customer receivables (consumers and retailers) are comprised of amounts resulting from the billed and un-billed supply and delivery of electricity, based on an estimate, including those resulting from energy traded within the Electricity Trading Chamber (CCEE) accounted for using the accrual method, and are recorded initially at fair value, and subsequently measured at amortized cost less the provision for doubtful accounts.

The balance includes the supply of energy not yet billed, resulting primarily from distribution activities, which is measured using estimates based on the historic consumption of MWh.

Accounts receivables are normally settled within a period of up to 45 days, and so the book values substantially represent the fair values on the reporting dates.

If the period for receipt is equal to or less than one year, accounts receivables are classified under current assets. Otherwise, they are included in noncurrent assets (Note 7).

3.5. Guarantees and Associated Deposits

The amounts recorded are intended for legal and/or contractual purposes. They are valued at acquisition cost plus interest and monetary adjustment pursuant to the pertinent legal provisions, with adjustment for the provision for losses in realization, where applicable. Redemption of these amounts requires finalization of the judicial proceedings with which these deposits are associated.

3.6. Warehouse Inventories and Fuel (CCC)

Inventories are recorded at average cost of acquisition, net of provisions for losses, where applicable, and they do not exceed the replacement cost or net realizable value. Net realizable value corresponds to the estimated price of sale of the inventories, deducting all estimated costs for settlement.

Warehouse inventories and fuel (CCC) are classified under current assets and are recorded at average cost of acquisition, which does not exceed the replacement cost or net realizable value.

3.7. Nuclear Fuel Inventory

Comprised of the inventoried uranium concentrate, the corresponding services, and the nuclear fuel components used at the Angra I and Angra II thermonuclear plants, recorded at cost of acquisition.

In the initial stage of formation, uranium mineral and the services necessary for production are acquired, classified as long-term noncurrent assets, shown under the Nuclear Fuel Inventory heading. Once the production process is complete, the portion relating to the expected consumption for the next 12 months is classified in current assets.

Consumption of the components of nuclear fuel is allocated proportionally to fiscal year profits and losses, considering the monthly energy effectively generated with respect to total energy expected for each fuel component. Inventories are conducted periodically with valuation of the nuclear fuel components that went through the electricity generation process and are stored in the used fuel tank.

3.8. Fixed Assets

Fixed assets are measured at historic cost less accumulated depreciation. The historic cost includes expenses directly attributed to the acquisition of the assets, and also includes, in the case of qualifying assets, borrowing costs capitalized pursuant to the accounting policies of the Company. These assets are classified in the appropriate fixed assets categories when they are completed and ready for their intended use. Depreciation of these assets begins when they are ready for their intended use on the same basis as other fixed assets.

Depreciation is recognized based on the estimated useful life of each asset using the straight-line method, so that once the useful life has ended, the value of the cost less its residual value is null (except for lands and construction in progress). The Company believes that the estimated useful life of each asset is similar to the depreciation rates determined by the ANEEL, which are accepted in the market as adequately expressing useful life of assets. In addition, with regard to the Company’s understanding of the current regulatory framework for concessions, including Law 12.783/2013, indemnification at the end of the concession was considered, based on the lesser of either the VNR or the residual book value, this being the factor that is considered when measuring fixed assets (see details in Note 16).

Assets held under commercial lease are depreciated based on their expected useful life in the same way as owned assets, or over a shorter period, where applicable, as per the terms of the lease agreement in question.

A fixed assets item is written off after it is disposed of or when there are no future economic benefits resulting from the continued use of the asset. Any gains or losses in the sale or disposal of a fixed assets item are calculated as the difference between the amounts received in the sale and the net book value of the asset, recording the result in fiscal year profits and losses.

3.8.1. Borrowing Costs

Each month, interest and, where applicable, the exchange variation incurred on loans and financing are added to the cost of acquisition of the fixed assets in formation, considering the following criteria for capitalization:

a)             The capitalization period occurs when the qualified asset is in the construction phase, and capitalization of interest ceases when the item is available for use;

b)             Interest is capitalized considering the weighted average rate of current loans and financing on the date of capitalization, or, for assets in which specific loans were obtained, the rates of those specific loans;

c)              The interest capitalized each month cannot exceed the value of the interest expenses calculated during the capitalization period;

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

All other costs from loans and financing are recorded in profits and losses for the fiscal year in which they are incurred.

3.9. Concession agreements and authorization

The Company has concession agreements and commitments in the generation, transmission, and distribution segments, signed with the Concession Authority (the Brazilian Federal Government) for periods of between 20 and 35 years; all such contracts, by segment, are quite similar in terms of the rights and obligations of the concessionaire and the concession authority. The terms of the main concessions are described in Note 2.

3.9.1 Billing System

a)   The billing system for electricity distribution is controlled by the ANEEL, and the respective rates are adjusted annually and revised every four years with the aim of maintaining the economic/financial equilibrium of the concessionaire, considering the appropriate investments made and the cost and expense structure of the Company in question. Users are charged directly for the services, using as a basis the volume of energy consumed and the authorized rate (see Note 17).

b)   The electricity transmission billing system is regulated by ANEEL and rates are revised periodically, establishing an Annual Permitted Revenue (RAP), which is updated annually using an inflation index, and is subject to periodic revisions to cover new investments and any other aspects relating to the economic/financial equilibrium of the concession agreements.

c)   Until 2004, the electricity generation billing system was based, in general, on regulated rates, and since then, as part of the changes in the regulation of this sector, the base rate was changed, partially, to a pricing system, where electricity generation companies can freely participate in electricity auctions for the regulated market, using in such cases a base price, while the final price is determined based on the competition between the auction participants. In addition, electricity generation companies can enter into bilateral sale agreements with consumers that fall under the category of free consumers (this definition is based on the energy demand in MW).

3.9.2 - Transmission and Distribution Concessions

The concession agreements govern the operation of public utility electricity distribution and transmission services by the Company, where:

•                  Electric Power Transmission

a) The rate is regulated and is called Annual Permitted Revenue (RAP). The electricity transmission company cannot negotiate with users. For some contracts, the RAP is fixed and subject to monetary adjustment based on a price index once annually. For all other contracts, the RAP is subject to monetary adjustment using a price index once annually and revised every five years. In general, the RAP of any electricity transmission company is subject to annual revision for increases in the assets and the operating expenses resulting from modifications, reinforcements, and expansions of installations.

b) The assets are reversible at the end of the concession, with the right to receipt indemnity (cash) from the concession authority on investments not yet amortized, determined using the new replacement value (VNR). There are still assets from renewed concessions that are pending approval by the ANEEL, which are thus pending indemnification (see Note 2.1).

Application of IFRIC 12 - Service Concession Agreements, applicable to the public/private concession agreements (applied by analogy to our public/public concession agreements) in which the public entity:

a)    Controls or regulates the type of services that can be supplied using the underlying infrastructure;

b)    Controls or regulates the price at which the services are provided;

c)     Controls/holds a significant interest in the infrastructure at the end of the concession.

A public/private concession typically has the following characteristics:

a)             Infrastructure that underlies the concession and it used to provide services;

b)             An agreement/contract between the concession authority and the operator;

c)              The operator provides a set of services during the concession;

d)             The operator receives remuneration during the length of the entire concession agreement, directly from the concession authority, from the users of the infrastructure, or from both;

e)              The infrastructure is transferred to the concession authority at the end of the concession, typically without charge but sometimes at a cost.

Pursuant to IFRIC 12, the concession infrastructure that falls within the scope of this standard is not recognized by the concessionaire as fixed assets, because it is considered that the operator does not control these assets, and so they are recognized according to one of the following accounting models, depending on the type of remuneration which the concession authority agrees to deliver to the operator under the terms of the agreement:

•        Financial asset model

This model is applicable when the concessionaire has the unconditional right to receive certain monetary amounts regardless of the level of use of the infrastructure under concession, and this results in the recording of a financial asset, which was classified as loans and receivables (generation and transmission) or available for sale (distribution).

•        Intangible asset model

This model is applicable when the concessionaire, as part of the concession, is remunerated based on the level of use of the infrastructure (demand risk) with respect to the concession, and this results in the recording of an intangible asset.

•        Mixed model

This model applies when the concession simultaneously includes remuneration commitments guaranteed by the concession authority and remuneration commitments that depend on the level of use of the concession infrastructure.

Based on the characteristics established in the electricity distribution concession agreements of the Company and on the regulatory requirements, the following assets are recognized for the electricity distribution business:

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

The infrastructure received or constructed in distribution activities is recovered through two cash flows, namely:

a)             Part is recovered through consumption of energy by consumers (issuance of monthly bills reflecting metered energy and power consumed/sold) during the concession agreement; and

b)             Part is recovered as indemnification of the reversible assets at the end of the concession term, which is received directly from the concession authority or from another party designated by the concession authority.

This indemnity will be made based on the portions of the investments associated with reversible assets that are not yet amortized or depreciated, which have been made in order to guarantee the continuity of the service provided.

The electricity distribution concessions of its subsidiaries are not onerous. As such, there are no fixed financial obligations and payments to be made to the concession authority.

For electricity transmission activities, the Permitted Annual Revenue (RAP) is received from the companies that use the infrastructure by way of a transmission system usage tariff (TUST). This tariff is calculated by apportionment between the transmission users of certain specific values: (i) the RAP of all transmission companies; (ii) the services provided by the national Operator System (ONS); and (iii) the regulatory fees.

The concession authority has delegated monthly payment of the RAP to the generation companies, distributors, free consumers, exporters, and importers, and because this payment is guaranteed under the transmission regulatory framework, it constitutes an unconditional contractual right to receive cash or other financial assets.

Considering that the Company is not exposed to demand risks and that the revenue is calculated based on the availability of the transmission line, all infrastructure was recorded under financial assets.

The financial assets also include the indemnity to be made based on the portions of the investments associated with reversible assets that are not yet amortized or depreciated, which have been made in order to guarantee the continuity of the service provided.

3.9.3 Generation concessions and authorizations

a)             Hydraulic and thermal generation - The concessions not directly affected by Law 12.783/2013 do not fall under the scope of IFRIC 12, given the pricing characteristics and lack of a regulated rate. Beginning on January 1, 2013, the concessions directly affected by Law 12.783/2013, which previously fell outside the scope of IFRIC12, now are subject to these accounting standards, considering the shift in pricing system to one of regulated rates for these concessions.

b)             Nuclear generation - Here there is a defined rate system, though nuclear generation contracts differ from other generation contracts, as they constitute an authorization rather than a concession. There is no definitive end for this authorization, and there are no significant asset controls performed by the concession authority at the end of the authorization period.

3.9.4. Itaipu Binacional

a) Itaipu Binacional is governed by a 1973 Binational Treaty in which rate conditions were established, serving as the basis for determination of rates to cover the expenses and debt servicing of the Company;

b) The base tariff and the marketing terms will remain in effect through 2023, corresponding to a significant portion of the plant’s useful life; after 2023, the base rate and marketing terms must be revised;

c) The base tariff for Itaipu was established on a weighted basis to allow payment of debt servicing, with final maturity in 2023, and to support operation and maintenance expenses;

d) The marketing of energy from Itaipu was subrogated to the Company on the basis of contracts signed previously with the distribution companies, such contracts which previously defined the payment conditions. Thus, the Company acts substantially as a commercial agent of the energy trated by Itaipu.

e) By way of Law 10.438 of April 26, 2002, the commitments to purchase and transfer Itaipu Binacional electricity services to the distribution concessionaires were subrogated to the Company; previously these commitments were assumed by Furnas and Eletrosul, both Company subsidiaries, by way of contracts with the electricity distribution concessionaires. Debts resulting from the marketing of Itaipu Binacional energy were renegotiated with the Company, resulting in financing agreements. These agreements were initially recorded at fair value, and subsequently measured at amortized cost, using the effective interest method.

f) The terms of the treaty guarantee reimbursement to the Company, even in cases of lack of energy generation capacity or operational problems with the plant.

3.9.5 Financial Assets - Public Utility Concessions.

The Company records a receivable from the concession authority (or whoever is designated by that authority) when it has an unconditional right to receive cash at the end of the concession by way of indemnity for the investments that are made by the electricity distribution, transmission, and generation companies and that are not recovered through provision of services relating to the concession. These financial assets are recorded at present value of the respective rights and are calculated based on the estimated portion of the investments made and not yet amortized or depreciated at the end of the concession. Remuneration for distribution assets is based on the regulatory weighted average cost of capital (WACC), such factor which is included in the base rate, while remuneration for transmission and generation assets is based on the internal rate of return of the respective project. In the case of generation, only those assets associated with concessions directly affected by Law 12.783/2013 and formed after publication of said Law are considered as financial assets subject to remuneration in the same mold as that of the transmission companies, provided that acquisition of such assets is approved by the MME and the ANEEL.

These receivables are classified between current and noncurrent assets, considering when such amounts are expected to be received, using the termination dates of the concessions as a basis.

3.10. Intangible Assets

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

The Company performs an analysis to evaluate if there were triggering events that would result in impairment of its assets.  To the extent such events are identified, the Company performs a recoverability test for the assets identified, using the present value method of the future cash flows generated by the asset, considering that there is no active market for the assets connected with the concession, assessing whether there is indication that a loss event has occurred after the initial recognition of the asset. (See Note 19).

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

3.10.1. Concessions for Valuable Consideration (Use of Public Asset - UBP)

The Company and certain subsidiaries have contracts for concessions for valuable consideration with the Government for the use of hydraulic potential and public assets for the generation of electric power in certain plants.

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

3.10.2. Expenses with Studies and Projects

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

3.11. Recognition of the receivables and the Parcel A obligations and other financial items

On November 25, 2014, the ANEEL decided to amend the concession contracts and permits, of the electricity distribution companies in Brazil, in order to eliminate any uncertainty, until then existing, with regard to the recognition and realization of time differences, whose values are passed annually on to the tariff for electrical energy distribution — Parcel A (CVA) and other financial components. Pursuant to the addendum issued by the ANEEL, the regulatory body guarantees that the CVA values and other financial components will be incorporated in the calculation of compensation, at the end of the concession.

The addendum to the Concession Contracts, represented a new element that ensures, from the date of its signature, the right or imposes an obligation on the concessionaire receiving or paying for the assets and liabilities in relation to the counterparty — the Granting Authority. This event changed, from that date, the environment and the previously existing contractual terms and extinguished the uncertainties regarding the ability of realization of the asset or enforcement of the liability. These are conditions, therefore, that differ in essence from those which occurred previously.

The effects of the addendum to the concession agreement and permission are not the nature of the accounting policy change, but, indeed, of a new situation and, consequently, their application was prospective. Therefore, the record of the amounts receivable (obligations) was effected in asset (or financial liability) accounts, where appropriate, in contrast to the profit or loss for the financial year (income from sale of goods and services).

3.12. Reduction in recoverable value of non-financial assets, excluding goodwill

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

3.13. Goodwill

The goodwill arising from a business combination is stated at cost on the date of the business combination, net of accumulated loss in recoverable value, if applicable.

For testing purposes of reduction in recoverable value, the goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that will benefit from the synergies of the combination.

Considering that the investments of the Company are made in business under concession contracts, upon acquisition of such entities the Company is entitled to a right over the concession with a defined useful life, which is recognized as an intangible asset  and amortizedduring the period of the concession.

3.14. Noncurrent assets held for sale

Noncurrent assets and groups of assets are classified as held for sale when their book value is recovered primarily by way of a sale transaction and not through continued use. This condition is met only when the asset (or group of assets) is available for immediate sale in its current state, subject only to the usual terms for sale of that asset (or group of assets), and when sale is considered to be highly likely. The management must be committed to the sale, expecting that, in recognition, it can be considered as a concluded sale within one year from the date of classification.

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

3.15. Business combinations

In the consolidated financial statements, business acquisitions are accounted for by the acquisition method. The consideration transferred in the business combination is measured at fair value. This fair value is calculated by the sum of the fair values of the assets transferred and of the liabilities entered into by the Company, at the date of purchase. Acquisition-related costs are generally recognized in the income when incurred.

At the date of acquisition, the assets acquired and liabilities assumed that are identifiable are recognized by the fair value at the date of acquisition, except for:

• assets or deferred tax liabilities and assets and liabilities related to benefit agreements with employees, which are recognized and measured in accordance with IAS 12 - Income Taxes and IAS 19 - Employee Benefits), respectively;

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

When the consideration transferred by the Company includes the contingent consideration, the contingent consideration is measured at fair value at the date of acquisition. The variations in the fair value of contingent consideration, classified as measurement period adjustments, are adjusted retroactively, with the corresponding adjustments in the goodwill. Measurement period adjustments correspond to adjustments resulting from additional information obtained during the “measurement period” and the related facts and circumstances existing at the date of acquisition. The measurement period shall not exceed one year from the date of purchase.

Subsequent accounting for variations in the fair value of the contingent consideration, not classified as measurement period adjustments, depends on the form of classification of the contingent consideration. The contingent consideration classified as equity is not revalued on the dates of subsequent financial statements and its corresponding liquidation is accounted for in equity. The contingent consideration classified as an asset or liability is revalued on the dates of subsequent financial statements in accordance with IAS 39  or IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, as applicable, and the corresponding gain or loss is recognized in the income.

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

Business combination up to December 31, 2008 were accounted for in accordance with CVM Instruction 247/1996. Goodwill after January 1, 2009, date of the initial adoption of IFRS, are fully allocated to the concession contract and recognized in intangible assets.

3.16. Taxation

Expenses related to income tax and social contributions represent the sum of the current and deferred taxes. Additionally, the option of calculating taxes on the results of the Company is by the method of actual profits.

3.16.1. Current taxes

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

3.16.2. Deferred taxes

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

Deferred asset and liability taxes are measured by the tax rates applicable in the period in which the liability is expected to be settled or the asset is realized, based on tax rates provided for by the legislation in effect at the end of each reporting period, or when new legislation has been approved. The measurement of deferred tax on liabilities and assets reflects the tax consequences that would result in the manner which the Company expects, at the end of each reporting period, to recover or liquidate the book value of these assets and liabilities.

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

3.17. Financial instruments

Assets and financial liabilities are recognized when an entity of the Company is a party to the contractual provisions of the instrument.

Assets and financial liabilities are initially measured at fair value.

Transaction costs directly attributable to the acquisition or issue of financial assets and liabilities (except for financial assets and liabilities recognized at fair value in the income) are added or deducted from the fair value of the assets or financial liabilities, if applicable, after the initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through profit or loss are expensed immediately.

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

(a) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade accounts receivable and others, cash and cash equivalents, amounts receivable from Portion A and others) are initially recorded at their acquisition value, which is the fair value of the price paid, including expenses transaction. After initial recognition they are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized through the application of the effective interest rate.

(a) Available-for-sale financial assets

Available-for-sale financial assets correspond to non-derivative financial assets designated as available-for-sale and not classified as:

1) Financial assets at fair value through profit or loss,

2) Investments held to maturity, or

3) Loans and receivables.

Changes in the carrying amount of available-for-sale monetary financial assets related to changes in exchange rates, interest income calculated using the effective interest method and dividends on available-for-sale equity investments are recognized in income. Changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or has a reduction in the recoverable value, the accumulated gain or loss previously recognized in the account of other comprehensive income is reclassified to the statement of profit and loss.

3.17.2. Reduction in recoverable value of non-financial assets

Financial assets, other than those designated at fair value through profit or loss, are measured by impairment at the end of each reporting period. Impairment losses are recognized if, and only if, there is objective evidence of a reduction in the recoverable amount of the financial asset as a result of one or more events that occurred after their initial recognition, with an impact on the estimated future cash flows of that asset. active.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security, below its cost, is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss will be taken from equity and recognized in the consolidated statement of income. Such cumulative loss is measured as the difference between the acquisition cost and the current fair value less any impairment loss on the financial asset previously recognized in profit or loss. Impairment losses recognized in the statement of income in equity instruments are not reversed through the consolidated statement of income. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases, and the increase can be objectively related to an event that occurred after the impairment loss was recognized in profit or loss, the impairment loss recoverable amount is reversed by means of a statement of operations.

For certain categories of financial assets, such as accounts receivable, assets are evaluated collectively, even if they do not present evidence that they are recorded in excess of the recoverable value, when evaluated individually. Objective evidence of impairment for a loan portfolio may include: past experience of the Company in collecting payments and an increase in the number of late payments after the average period of receipt, in addition to observable changes in national economic conditions or receivables defaults.

For financial assets recorded at amortized cost, the amount of the impairment recorded corresponds to: the difference between the book value of the asset and the present value of the estimated future cash flows, discounted by the original effective interest rate of the financial asset.

For financial assets recorded at cost, the amount of the impairment loss corresponds to the difference between the book value of the asset and the present value of the estimated future cash flows, discounted by the current rate of return for a similar financial asset. This impairment loss will not be reversed in subsequent periods.

The book value of the financial asset is reduced directly by the impairment loss for all financial assets, except for accounts receivable, where the book value is reduced by the use of a provision. Subsequent recoveries of previously provisioned amounts are credited to the provision. Changes in the carrying amount of the provision are recognized in profit or loss.

For financial assets recorded at amortized cost, if in a subsequent period the value of the impairment loss decreases and the impairment can be objectively related to an event occurring after the impairment has been recognized, the previously recognized impairment loss is reversed by means of the result, provided that the carrying amount of the investment on the date of such reversal does not exceed any amortized cost if the impairment had not been recognized.

3.17.3. Write-off of financial assets

The Company writes-off a financial asset only when the contractual rights to the cash flows from the asset expire or are transferred along with the risks and benefits of ownership. If the Company does not transfer or retain substantially all the risks and rewards of ownership of the financial asset, but continue to control the transferred asset, the Company recognizes the participation retained and its liabilities on the values that it will have to pay. If retains substantially all the risks and rewards of ownership of the financial asset transferred, the Company continues to recognize this asset.

In writing off a financial asset, the difference between the book value of the asset and the sum of the consideration received and receivable and the eventual accrued gain or loss that has been recognized in the Other comprehensive income account and accrued in equity is recognized in income.

3.17.4. Financial liabilities and equity instruments

Debt and equity instruments issued by an entity of the Eletrobras system are classified as financial liabilities or equity, in accordance with the nature of the contractual agreement and the definitions of financial liabilities and equity instruments. An equity instrument is a contract that evidences a residual interest in the assets of a company after deducting all its liabilities. Equity instruments issued by the Eletrobras system are recognized when resources are received or receivable, net of direct costs of issuance.

Financial liabilities are classified as financial liabilities at fair value through income or other financial liabilities.

The other financial liabilities, which include loans and financing, suppliers, and other accounts payable are measured at amortized cost value using the effective interest method.

The effective interest method is used for calculating the amortized cost of a financial liability and to allocate its interest expense for the period. The effective interest rate is the rate that exactly discounts the estimated future cash flows (including fees and bonuses paid or received that constitute an integral part of the effective interest rate, transaction costs and other premiums or discounts) throughout the estimated life of the financial liability or, where appropriate, for a smaller period, for the initial recognition of the net book value.

3.17.5. Write-off of financial liabilities

The Company writes off financial liabilities only when the Company’s obligations are extinguished and cancelled or when they expire. The difference between the book value of financial liabilities written down and the consideration paid and payable is recognized in income.

3.17.6. Financial guarantee contracts

A financial guarantee contract consists of contract that requires the issuer to make specified payments in order to reimburse the holder for loss incurred due to the fact the debtor specified does not make the payment on the due date, according to the initial or amended terms of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date of issuance of the guarantee. Subsequently the obligations concerning guarantees are measured by the greatest value between the initial value minus the depreciation recognized, and the best estimate of the value required to liquidate the guarantee.

These estimates are defined on the basis of experience with similar transactions and in the history of past losses and in the judgment of the management of the Company. Fees received are recognized based on the straight-line method over the life of the guarantee. Any increased obligations in relation to guarantees are presented when occurring in the operating expenses (see Note 22).

3.17.7.  Derivative financial instruments

The Company has derivative financial instruments to manage its exposure to interest rate and foreign exchange risks, including contracts and interest rate swaps. Note 44 includes more detailed information about the derivative financial instruments.

Derivatives are initially recognized at fair value on the date of the contract, and are subsequently remeasured at fair value at each reporting period. Any gains or losses are recognized in income immediately, unless the derivative is designated and effective as a hedge instrument; in this case, the moment of recognition in income depends on the nature of the hedging relationship (see Item 3.17.9).

3.17.8. Embedded derivatives

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

(a)        Hedges at the fair value

Changes at the fair value of the derivatives are designated and classified as fair value hedges are recorded in income with any changes in the fair value of the hedged items attributable to the risk covered. Changes in the fair value of the hedging instruments and the hedged item, attributable to the risk of hedging are recognized in income.

The hedge accounting is discontinued prospectively when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or when it is not longer classified as hedge accounting. The adjustment to fair value of the hedge item, originating from the risk of hedging, is recorded in profit or loss from that date.

(b)        Cash flow hedges

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

The hedge accounting is discontinued when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or it is not longer classified as hedge accounting. Any gains or losses recognized in other comprehensive income and accrued in equity, as of that date, remain in equity and are recognized when the forecasted transaction is ultimately recognized in income. When nothing more is expected than the projected transaction to occur, the gains or losses accrued and deferred in equity are recognized immediately in income.

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

3.18. Post-employment benefits

3.18.1. Retirement obligations

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

The liability recognized in the Balance Sheet with respect to defined benefit plans is the present value of the defined benefit obligation on the date of the balance sheet, less the fair value of the assets of the plan. The defined benefit obligation is calculated annually by independent actuaries and reviewed by management using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows. Interest rates used in this discount are consistent with market securities, which are denominated in the currency in which the benefits will be paid and that have upcoming maturities of those of the respective obligation of the pension plan.

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

3.18.2. Other post-employment obligations

Some companies of the Company offer post-retirement health care benefits to their employees, in addition to life insurance for active and inactive employees. The entitlement to these benefits is usually conditional upon the employee staying in the job until retirement age and the completion of a minimum time of service, or the disability of the employee in relation to being an active employee.

The expected costs of these benefits are accrued over the period of employment, employing the same accounting methodology that is used for the defined benefit pension plans. Actuarial gains and losses arising from adjustments based on experience, in changes in actuarial assumptions, are debited or credited in other comprehensive income, in the period expected for remaining service of the employees. These obligations are evaluated annually by qualified, independent actuaries and reviewed by management.

3.18.3 Termination Benefits

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

3.19. Provisions

Provisions are recognized for present obligations (legal or constructive) arising from past events, whose settlement is probable and values possible to estimate in a reliable way. The amount recognized as a provision is the best estimate of the considerations required to liquidate the obligation at the end of each reporting period, taking into consideration the risks and uncertainties related to the obligation. When the provision is measured on the basis of estimated cash flows to settle the obligation, its book value corresponds to the present value of those cash flows (in which the effect of the time value of money is relevant).

When some or all of the economic benefits, required for the liquidation of a provision, can be recovered from a third party, an asset is recognized if, and only if, the reimbursement is virtually certain and the value can be measured reliably.

3.19.1. Provision for demobilization of assets

As provided for in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets  a provision throughout the economic useful life of thermonuclear plants is constituted. The purpose of this provision is to allocate to its period of operation the costs to be incurred in relation to its technical and operational deactivation, at the end of its useful life, estimated at 40 years.

3.19.2. Provision for legal obligations connected with legal proceedings

Provisions for legal contingencies are recognized for present obligations (legal or constructive) resulting from past events whose liquidation is probable, and in which it is possible to reliably estimate values. In this case, such a contingency would cause a probable outflow of resources for the liquidation of obligations and the amounts involved and would be measurable with sufficient security, taking into consideration the opinion of legal advisors, the nature of the actions, similarity with previous processes, complexity and the positions of the courts (case law).

3.19.3. Onerous contracts

Present obligations resulting from onerous contracts are recognized and measured as provisions. An onerous contract exists when the unavoidable costs to satisfy the obligations of the contract exceed the economic benefits expected to be received throughout the same contract.

3.20. Advance for future capital increase

Advances of resources received from the controlling shareholder and for capital contribution shall be granted in an irrevocable character. They are classified as noncurrent liabilities when the number of shares to be issued is not known, and they are initially recognized at fair value and subsequently updated by the contractually established index.

3.21. Share capital

The common shares and preferred shares are classified in net equity.

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

3.22. Interest on shareholders’ equity and dividends

Interest on shareholders’ equity is imputed to dividends for the year being calculated taking as a limit a percentage on the equity, using the Long-Term Interest Rate — TJLP established by the Brazilian Government, as required by law, limited to 50% of net income for the year or 50% of the income reserves, before including the income from the period, whichever is greater.

The value of dividends above the mandatory minimum established by Law or another legal instrument, not yet approved in the General Assembly, is presented in Shareholders’ Equity, in a specific account called additional proposed dividends.

3.23. Other comprehensive income

Other comprehensive income includes income and expense items that are not recognized in the statement of profit and loss. The components of other comprehensive income include, net of tax effects, where applicable:

a) Actuarial gains and losses on defined benefit pension plans;

b) Equity valuation adjustment on the income and loss on in the remeasurement of financial assets available for sale; and

c) Equity valuation adjustment relating to the effective portion of gains or losses on hedging instruments in the hedging of cash flow.

3.24. Income recognition

Income is measured at the fair value of the consideration received or receivable, deducting any estimates of returns and other similar deductions.

3.24.1. Sale of energy and services

a) Generation and Distribution

Distribution income are classified as: i) Supply (sale) of Electrical Power to distributors; ii) Electrical power supply to the consumer, and; iii) Electrical Power in the Short-Term market. Income is measured at the fair value of the consideration received or receivable, net of taxes and of any applicable discounts. Income from energy sales and services is recognized when it is probable that the economic benefits associated with the transactions will flow to the Company; the value of the income can be measured reliably; the risks and benefits related to the sale were transferred to the buyer; the costs incurred or to be incurred related to the transaction can be measured reliably; and the Company no longer holds control and responsibility over the energy sold. Construction income connected with the segment of electric power distribution and part of generation covered in the scope of the IFRIC 12 are also included.

For generating concessions renewed under Law 12,783/2013, there was a change of the price system for tariffs, with periodic tariff review in the same manner already applied to the transmission activity up to then. The rate is calculated on the basis of operation and maintenance costs, plus the rate of 10%, with the income being recorded for coverage of operation and maintenance expenses on the basis of the cost incurred.

b) Transmission

1) Financial income arising from the remuneration of the financial asset, until the end of the concession period, earned in a prorated manner takes into consideration the average rate of return on investments.

2) Income for coverage of operation and maintenance expenses on the basis of the cost incurred.

3) Income from infrastructure development is recognized in the results in relation to the stage of completion of the work, in accordance with the stipulations in the IAS 11 and measured based on fair values. Infrastructure development costs are recognized as they are incurred. The margin of construction adopted is established as being equal to zero.

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

3.25. Leasing

According to the guidelines from Pronouncement IFRS 16 - Leases and Technical Interpretation IFRIC 4, SIC 15 e SIC 27- Complementary Aspects of Commercial Leasing Operations, it should be recorded in fixed assets that the Company holds rights over tangible assets intended for the maintenance of its activities, arising from financial commercial leasing that transfer to the lessee the benefits, risks and control of assets. At the beginning of the financial lease, these assets are capitalized at the lower value between the fair value of the leased and the present value of the minimum lease payments.

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

Interest and other financial expenses are recognized in the statement of profit and loss during the lease period, in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The fixed asset acquired through financial leasing (a) is classified as Non-Current Assets being amortized over its useful life (Note 22.5).

3.26. Government subsidies

Government subsidies are not recognized until there is reasonable assurance that the Company will meet the related conditions and that the subsidies will be received.  Government subsidies are recognized systematically in the results during the periods in which the Company recognizes as expenses the related costs that the subsidy intends to compensate. Government subsidies receivable as compensation for expenses already incurred, with the purpose of offering immediate financial support to the Company, without corresponding future costs, are recognized in results of the period in which they are received and allocated to the income reserve and are not intended for the distribution of dividends.

3.27. Scheduled shutdowns

Costs incurred prior to and during the shutdowns of power plants and transmission lines are charged to income in the period in which they are incurred.

3.28. Basic and diluted earnings

Basic earnings per share are calculated by dividing the income attributable to shareholders of the Company by the weighted average number of outstanding shares (total shares less the treasury shares). Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all diluted potential shares, in accordance with IAS 33.

3.29. Presentation of reports by business segments

A company’s operating segments are defined as components that:

a) carry out activities from which they may obtain revenues and incur expenses;

b) whose operating results are regularly reviewed by the Management to make decisions about resources to be allocated to the segment and assess its performance; and

c) for which there is financial information.

The Company has determined the following operating segments:

I)                                 Generation, in which activities consist in electric power generation and sale of electricity for distribution companies and consumers, and marketing;

II)                            Transmission, in which activities consist in the transmission of electrical energy;

III)                       Distribution, in which activities consist in the distribution of electrical energy to the final consumer;

IV)                        Management, in which activities represent mainly the cash management of the whole Eletrobras Group, the management of the compulsory loan  and the business management of the SPEs and associates, whose monitoring and management is made differently from other corporate investments; and

Eliminations, represent the transactions between related parties and inter-segment transactions eliminated for consolidation purposes.

Transactions between these operating segments are determined by prices and terms agreed between the parties, taking into account the terms applied to transactions with unrelated parties.

NOTE 4 — ACCOUNTING ESTIMATED AND JUDGMENTS

In the application of the accounting policies, the Management of the Company must make judgments and estimates regarding the book values of revenues, expenses, assets, and liabilities, as well as disclosures in the explanatory notes, in cases where such values are not easily obtained from other sources. These estimates and the respective assumptions are based on the historic experience and on other factors deemed to be of relevance. The estimates and underlying assumptions are subject to constant review. The effects resulting from the reviews made of accounting estimates are recorded in the period in which the estimates are reviewed (if the review affects only that period) or in subsequent periods as well (if the review affects both present and future accounting periods).

In addition to the fact that these estimates and assumptions are subject to constant monitoring and review by the Management of the Company and of its subsidiaries, the materialization of the book value of revenues, expenses, assets, and liabilities is inherently uncertain, as a result of the use of judgment. As a result, the Company may experience material effects resulting from inaccuracies in these estimates and judgments in future periods, which could in turn have a material adverse effect on the Company’s financial standing, on the income earned in its activities, and/or on its cash flows.

Below are found the main assumptions for the accounting estimates assessed as most critical by the Management of the Company and of its subsidiaries, with respect to the future and other primary sources of uncertainty used that could lead to significant adjustments in the book values of assets and liabilities in future periods:

I.                                        Deferred tax assets and liabilities

Estimates for taxable earnings, the basis for analysis of realization of net deferred tax assets, are based on the annual budgets and the strategic plan, both which are periodically reviewed, and on the history of profitability. However, future taxable earnings can be greater or less than the estimated used by the Management when determining whether to record the amount of the deferred tax asset (see Note 10).

II.                                   Provision for impairment of long-term assets

The Management of the Company utilized assumptions and technical data to prepare the impairment testing for long-term assets, in order to verify that the book value of fixed assets and intangible assets is not higher than the recoverable value, and where this is the case, an impairment loss is recorded with establishing of a provision for losses.  Assumptions are used in this process, based on the historic experience managing the asset, group of assets, or cash-generating unit, as well as valuation practices commonly used in the market. Such assumptions may eventually be proven inaccurate, including with regard to estimated useful life.  At present, the useful life adopted by the Company is in accordance with the practices specified by the ANEEL, applicable to assets linked to public electricity concessions, which can vary as a result of the periodic analysis of the useful life of the assets.  In addition, the useful life is limited to the term of the concession.

Various inherently uncertain events also impact the determining of the variables and assumptions used by the Management of the Company and of its subsidiaries when calculating discounted future cash flows for the purpose of recognizing the recoverable value of long-term assets. These events include: the maintaining of levels of electricity consumption; rate of economic growth in the country; available of water resources; as well as those inherent to the termination of concession periods for electricity utilities, particularly regarding the value of reversal at the end of the concession period. On this point, an assumption was adopted such that indemnification is contractually established, where applicable, at the amount of the new replacement value (VNR, in Portuguese) for generation and transmission.  These are the expected amounts of indemnification at the end of the electricity generation and transmission concession period (see accounting practices in Note 3.12 and movements in provisions during the fiscal year in Note 19). One of the most important variable was the discount rate used in the cash flows, with definition of a specific percentage for the generation segment (6.33%). The rate used for Angra 3 considers the specific characteristics of the nuclear segment, as well as certain assumptions relating to financing, the specific capital structure of the project, and levered beta calculated using ANEEL assumptions. The percentage used was 5.44%.

III.                              Basis for determining indemnification on concessions by the authority granting the concession

Law 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the basis for calculating indemnification by the authority granting concession for utility concessions. For concessions not yet extended, the Company adopted the assumption that the assets can be reversed at the end of the concession agreements. Based on this assumption, for concessions that have already been extended, the receivables from the authority granting concession were maintained with regard to the Basic Existing System Network (RBSE, in Portuguese), for investments made subsequent to the base project of the power plants and transmission lines (modernization and improvements) and for the thermal generation assets. These amounts are subject to authorization by the ANEEL as reported in Note 2.1 The Company adopted the new replacement value (VNR) as a means of calculating the amount to be indemnified by the Authority Granting Concession for the portion of generation and transmission assets not fully depreciated by the end of the concession. For distribution assets, the Regulatory Asset Base (BRR) was defined for this calculation.

IV.                               Useful life of fixed assets

The Company uses the criteria defined in the ANEEL Resolution 367 of 02 June 2009, for determining the estimated useful lives of the fixed assets, limited to the term of granting, by understanding that they represent properly the referred useful life (See Note 16).

V.                                    Provision for assets decommissioning

The Company records a provision for obligations relating to the decommissioning of assets relating to its thermonuclear power plants. To determine the amount of the provision, assumptions and estimates are made regarding discount rates, the estimated cost to decommission and remove the entire plant from the site, and the expected time at which such costs are incurred (see Note 31). The estimate of the costs is based on the legal and environmental requirements for the decommissioning and removal of the entire plant, as well as the prices of products and services to be used at the end of useful life.

VI.                               Actuarial obligations

The recorded actuarial obligations are determined using actuarial calculations prepared by independent actuaries and reviewed by management based on the expected life of the participant (AT-2000 table), average age of retirement, and inflation. Nevertheless, the actual future results of the benefits could be different from current results and those recorded in the books (see Note 29).

VII.                          Provision for labor, tax, and civil risks

Provisions for labor, tax, and civil risks, when there are present obligations (legal or constructive) resulting from past events, payment of which is likely and the amount of which can be reliably estimable, based on the assessment of the Management and of the internal and/or external legal counsel of the Company. The provisioned totals are recorded based on the estimated costs of the outcomes of the aforesaid contingencies. Contingent risks with expectation of possible loss are disclosed by the Management but are not provisioned. This assessment is supported by the judgment of the Management, together with its legal advisors, considering the jurisprudence, the initial and superior court rulings known, the history of any agreements and decisions, the experience of the Management and its legal advisors, as well as other applicable aspects (See Note 30).

VIII.                    Allowance for doubtful accounts (ADA)

The Company records a provision for receivables and loans which the Management understands to be uncertain in terms of actual receipt.

The ADA for customers is calculated based on receivables more than 90 days past due for residential class consumers, 180 days past due for commercial class consumers, and 360 days past due for industrial, rural, government, and utility class consumers. It also considers an individual analysis of the receivables and the balance of each consumer, based on the Management’s experience with regard to effective losses, as well as the existence of real guarantees.

The ADA for loans granted is established based on the amounts of receivables that are past due. The ADA is reversed or reviewed once the debt is settled or renegotiated.

IX.                               Valuation of financial instruments

As described in Note 44, the Management of the Company uses valuation techniques which include information that is not based on observable market data to estimate the fair value of certain kinds of financial instruments. Note 44 shows the information on the main assumptions used to determine the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. The Management of the Company and its subsidiaries believes that the valuation techniques selected and the assumptions used are adequate to determining the fair value of financial instruments.

X.                                    Onerous contracts

The Company and its subsidiaries use assumptions relating to the economic costs and benefits of each contract to determine whether any onerous contracts exist. In the case of long-term commitments for purchase and sale of energy, one of the critical estimates to determining the provisioned amount for future sale under the contract is the average historic Settlement Price for Differences (PLD, in Portuguese) approved by the Management of the Company as an assumption to calculate the provision for onerous contracts, as well as the discount rate used for cash flows. The actual values of the PLD and/or of items considered within the discount rate may over the years be higher or lower than those corresponding to the assumptions used by the Company. In addition, the Company can also have onerous contracts in concessions where the current expected cost for operations and maintenance is not fully covered by revenue (see Note 33).

XI.                               Risks relating to legal and regulatory compliance

a)             Lava Jato

In response to investigations carried out as part of the “Lava Jato Operation” regarding irregularities involving officials, contractors, and suppliers of Eletrobras and of special purpose entities (SPEs) in which Eletrobras holds minority interests, in 2015, the Board of Directors of the Company decided to begin an investigative procedure, given the risk that such irregularities could affect some of the main investments of Eletrobras. In order to conduct this investigation, the Company hired a third party investigator (law firm), which is widely known for its specialization in investigatory actions, and established an Independent Investigation Management Commission (CIGI), comprised of independent and reputable specialists that were hired to oversee the investigation process.

The investigation process followed the principles generally adopted, accepted by the Securities and Exchange Commission (SEC) and the Department of Justice (DOJ) for situations of this nature, given that since 2008, when Eletrobras was first listed on the New York Stock Exchange with American Deposit Receipts (ADRs), it became subject to North-American laws governing capital markets, particularly with respect to the regulations established under the U.S. Securities and Exchange Act. These laws and regulations include the Foreign Corrupt Practices Act (FCPA), which criminalizes acts of corruption such as payments to officials of foreign governments, political parties, and foreign candidates for political office in exchange for business or economic advantage.

Over the course of 2015 and 2016, as part of the Lava Jato Operation, the Radioatividade and Pripyat Operations resulted in the indictment of six former executives from Eletronuclear, as well as other parties. These processes are still ongoing, but so far four of these former employees have been convicted. Eletrobras has cooperated with authorities in sharing information gathered by the independent investigation, and even assisting the prosecution against the defendants in these criminal proceedings.

In order to facilitate and guarantee the progress of the investigations, the management of the Company has adopted the governance measures required and/or recommended by the third party investigator and by the Independent Commission. Since the start of the investigation, Eletrobras replaced its entire Board of Directors, hired a new CEO, and has strengthened its compliance structure. In mid-2016, the Compliance Department was created, which is responsible for coordinating the compliance program and for managing risks at the Company and at its subsidiaries.

In this same regard, Eletrobras reviewed specific contracts in which the investigations identified potential irregularities. Those contracts were suspended when irregularities were confirmed.

With regard to the employees and directors involved in the ethical matters identified by the investigation, Eletrobras has already taken punitive measures, including suspension and termination of employment. At present, possible legal action is being considered against these officials, and Eletrobras is already in negotiations with the Office of the Attorney General with respect to the filing of civil suits. Eletronuclear is responsible for taking all legal measures regarding the companies part of the Consórcio Angramon (Construtora Norberto Odebrecht S/A, UTC Engenharia S/A, Techint Engenharia e Construção S/A, Construtora Andrade Gutierrez S/A, Empresa Brasileira de Engenharia S/A - EBE, Construtora Queiroz Galvão S/A e Construções e Comércio Camargo Correa S/A), in order to preserve rights.

In October 2016, the independent investigation completed the stage whose objective was to identify any illegal acts that could result in material distortions in the consolidated financial statements of the Company, taking into account the facts and circumstances know at that time. During this stage, cases of overbilling were identified relating to fraudulent tenders resulting from the use of bribes and kickbacks that were paid by certain suppliers and contractors contracted since 2008 by some subsidiaries and some SPEs of which Eletrobras is not a major partner.

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

In 2017, as a result of plea bargain agreements between the executives of the main construction group of Brazil, Odebrecht, the Federal Supreme Court - STF determined that the conduct of politicians mentioned in these agreements were to be investigated. These investigations refer solely to individuals with privileged forum over which the STF has exclusive jurisdiction. In addition, other official investigations may be initiated against individuals who are subject to the jurisdiction of the ordinary courts. Consequently, certain allegations of potential illegal acts committed by the Odebrecht executives within the SPE Santo Antônio (Madeira Energia S.A) became public and the independent investigation issued an amended investigation report covering such facts uncovered by the STF. Eletrobras, through Furnas subsidiary, participates with 39.0% in this project.

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

The Company concluded that, under International Accounting Standard IAS 16 — Property, Plant and Equipment, the amounts attributable to overpricing due to bribes and/or to bid-rigging activities deemed to be of an illicit nature, should not have been capitalized as part of the cost of its property, plant and equipment — Fixed Assets or in the Fixed Assets of its SPEs not controlled by the Company. Those amounts that had been capitalized as part of the contract price are not a cost attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

There was not sufficient information to allow the Company to determine the specific period during which the Company would have made the specific overpayments, thus the Company concluded that, after exhausting all reasonable efforts, it was impracticable to determine the period-specific effects of the overpayments on its consolidated financial statement, accordingly, the adjustments for the overpayments incorrectly capitalized have been recognized in the period when they became known. The Company believes this approach is the most appropriate pursuant to the requirements of IFRS for the correction of an error.

The Company also has not recovered and could not estimate any recoverable amounts potentially overpaid. Any amounts ultimately recovered would be recognized as income when received or when their realization becomes virtually certain.

Consequently, in 2014, the Company expensed the total of R$ 195.1 million of capitalized costs representing estimated amounts that Eletrobras subsidiaries overpaid for the acquisition of property, plant and equipment since 2008, and, as a result, an amount of R$ 132.4 million related to impairment losses recognized in 2014 by these Eletrobras subsidiaries have been reversed. Likewise, the Company recognized a loss of R$ 91.5 million in its results from equity method investments related to certain equity investees (SPEs not controlled by the Company). The amounts included both the findings from the final reports of the third party investigator independent investigation and the corresponding borrowing costs and other charges capitalized.

Also, based on the final reports of the Independent Investigation relating to financial and accounting matters, the Company expensed in 2015 R$ 16.0 million related to contracts/amendments entered after December 31, 2014, and, as a result, an amount of R$ 11.5 million related to impairment losses previously recognized by these Eletrobras subsidiaries have been reversed.

Finally, based on an amended investigation report issue in 2017, an amount of R$ 122.8 million related to impairment losses already recognized by Eletrobras related to its investment under the equity method on the SPE Santo Antonio was reversed in 2017.

The summary of these cumulative adjustments to the 2017, 2015 and 2014 consolidated balance sheets and consolidated statement of profit or loss are as follows:

Findings of the Investigation	Dec 2015	Dec 2014

Angra 3	(11,514)	(129,799)
Mauá 3	(4,482)	(62,684)
Simplício	—	(2,644)
	(15,996)	(195,127)

Balance Sheets	Dec 2017	Dec 2015	Dec 2014
Fixed Assets
Costs	—	(15,996)	(195,127)
Impairment	122,841	11,514	132,443
Equity Method Investments	(122,841)	—	(91,464)
	—	(4,482)	(154,148)

Statement of profit and loss	Dec 2017	Dec 2015	Dec 2014
Investigation findings	—	(15,996)	(195,127)
Impairment charges (Operating charges)	122,841	11,514	132,443
Results of equity method investments	(122,841)	—	(91,464)
	—	(4,482)	(154,148)

The Lava Jato investigations have not been completed and the Federal Public Authorities may take considerable time to complete all procedures of verification and disclosure of facts. In this way, new relevant information may be revealed in the future, which can lead Eletrobras to recognize additional adjustments in its financial statements.

Eletrobras’ contract with the third party investigator remains in effect, aiming at the closure of independent investigative actions and consequent resolution of the case before the American authorities. Additionally, the current contract with the third party investigator also provides for the monitoring of remediation measures, specifically the implementation of the compliance program, as well as the interactions required with Brazilian and North American authorities.

b)            Legal proceedings involving the Company — Class Action

On July 22, 2015 and August 15, 2015, two putative class actions suits were filed against Eletrobras and some of our employees in the United States District Court of the Southern District of New York (SDNY) (see Note 30), alleging, essentially, that the acts of corruption and fraud involving companies in which Eletrobras participates, would have caused a significant loss in relation to the securities acquired, since it had not been informed in the public records of the Company.

Currently the process is at the discovery stage and the Company estimates that by mid 2018 there should be a decision about the collective actions included in the class certification. (See Note 30)

c)            Resolution process with the SEC and DoJ

The Company understands that the resolution process with the US authorities is still in a preliminary stage. At the moment, there is no pecuniary obligation for Eletrobras related to these investigations, even though the Company continues to seek a solution that is less unpleasant as possible, it is not possible, at this moment, to estimate if there is any potential amount of loss related to this issue.

NOTE 5 — CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	12/31/2017	12/31/2016 (Reclassified)
I - Cash and Cash Equivalents
Cash and cash in Banks	422,819	295,549
Financial Investments	369,433	200,306
	792,252	495,855

II - Restricted Cash
Resources of CCC	—	393,520
Marketing - Itaipu	2,665	256,192
Marketing - PROINFA	1,162,561	998,380
Resources of RGR	50,132	33,254
PROCEL	114,518	—
	1,329,876	1,681,346
	2,122,128	2,177,201

I - The financial resources are held at Banco do Brasil S.A., as per the terms of the specific legislation for Mixed Economy Companies under control of the Federal Government, as in Decree Law 1,290 of December 3, 1973, with the amendments resulting from Central Bank of Brazil Resolution 4,034 of November 30, 2011, which established new mechanisms for allocations of the companies comprising the Indirect Federal Government.

Financial funds foi immediate liquidity are included in extra-market financial investment funds, which are targeted to achieve returns based on the average rate of reference from the Special Settlement and Custody System (SELIC).

The balances considered as cash equivalents are high-liquidity short-term investments that can promptly be converted to a known cash amount, subject to an insignificant risk of change in value and held with the purpose of meeting short-term cash commitments and are destined for general cash management at the Company. No public securities are classified as cash and cash equivalents.

II - Restricted Cash - These are resources collected by the respective funds which are used exclusively to uphold the regulatory provisions governing the funds.

NOTE 6 - MARKETABLE SECURITIES

By way of Central Bank of Brazil Resolution No. 3,284 of May 25, 2005, it was established that any investment of resources resulting from revenues of public companies or mixed economy companies of the Indirect Federal Management can only be made in extra-market investment funds administered by the Federal Savings Bank and by Banco do Brasil S.A., so the Company and its subsidiaries invest their resources in extra-market funds backed by primarily long-term government bonds, use of which considers both the short-term corporate investment program, as well as the maintaining of the Company’s operating cash position.

The breakdown of marketable securities is as follows:

CURRENT

Securities	Financial Custodian	Due date	Index	12/31/2017	12/31/2016 (Reclassified)
LFT (treasury financial bill)	Banco do Brasil	After 90 days	SELIC	—	292,043
LTN (national treasury bills)	Banco do Brasil	After 90 days	Fixed	5,153,684	4,967,563
LTN (national treasury bills)	CEF	After 90 days	Fixed	62,670	50,507
NTN- B (national treasury notes - serie B)	Banco do Brasil	After 90 days	IPCA	—	18,803
NTN- B (national treasury notes - serie B)	CEF	After 90 days	IPCA	—	14,325
NTN- F (national treasury notes - serie F)	Banco do Brasil	After 90 days	Fixed	100,313	247,449
NTN- F (national treasury notes - serie F)	CEF	After 90 days	Fixed	18,583	17,296
FIXED-INCOME SECURITIES	Banco do Brasil	—	—	449,701	—
FIXED-INCOME SECURITIES	CEF	—	—	168,586	—
Comitted options	Banco do Brasil	—	—	458,408	2,298
Comitted options	CEF	—	—	284,450	58,356
OTHERS	—	—	—	227,963	13,151
TOTAL CURRENT				6,924,358	5,681,791

NON-CURRENT

Securities	Financial Custodian	Due date	Index	12/31/2017	12/31/2016
NTN- B (national treasury notes - serie B)	Banco do Brasil	01/01/2030	Fixed	274	434
FINOR/FINAM (b)	—	—	—	1,426	876
PARTICIPATION CERTIFICATES (a)	—	—	—	267,715	244,420
REFERENCIADO - DI	BNDES			61,634	—
OTHERS	—	—	—	813	1,505
TOTAL NON-CURRENT				331,862	247,235

(a) BENEFICIARY PARTIES - Securities acquired as a result of the restructuring of the Company’s investment in the subsidiary INVESTCO S.A. These assets guarantee annual returns equal to 10% of the earnings of the aforesaid companies, paid together with dividends, and will be redeemed at maturity in October 2032, through conversion to preferred shares in the capital stock of the aforesaid companies, these securities are adjusted to present value and are shown below:

	12/31/2017	12/31/2016
Lajeado Energia	451,375	451,375
Paulista Lajeado	49,975	49,975
Ceb Lajeado	151,225	151,225
Face value	652,575	652,575
Adjustment to present value	(384,860)	(408,155)
Present value	267,715	244,420

(b) The investment certificates resulting from tax incentives for the Northeast Investment Fund (FINOR) and the Amazônia Investment Fund (FINAM) are adjusted for impairment, and as such, are shown in net amounts.

NOTE 7 — ACCOUNTS RECEIVABLE, NET

	12/31/2017					12/31/2016
CURRENT	Due in the short term	Due within 90 days	+ 90 days	Renegotiated Credits (b)	Total	Total

AES ELETROPAULO	28,265	1,134	2	—	29,401	30,576
AES SUL	2,434	—	—	—	2,434	28,326
AMPLA	23,541	2,545	—	—	26,086	24,817
CEA	1,015	384	—	49,547	50,946	301,028
CEB	6,578	557	—	—	7,135	5,216
CEEE	15,832	242	—	—	16,074	27,147
CELESC	42,980	1,250	—	—	44,230	44,187
CELPA	29,079	698	8,478	603	38,858	63,804
CELPE	25,678	608	56	—	26,342	20,403
CEMAR	20,316	338	—	—	20,654	22,837
CEMIG	65,371	1,128	480	—	66,979	34,691
CESP	2,583	—	—	—	2,583	1,656
COELBA	40,434	946	58	—	41,438	32,619
COELCE	30,649	446	—	—	31,095	30,834
COPEL	46,166	1,064	—	—	47,230	79,278
CPFL	21,595	—	348	—	21,943	18,371
EBE	11,165	—	—	—	11,165	9,614
ELEKTRO	35,461	381	—	—	35,842	41,123
ENERGISA	36,437	2,347	84,239	—	123,023	110,045
ENERSUL	11,122	—	—	—	11,122	11,416
ESCELSA	9,589	—	—	—	9,589	18,843
LIGHT	51,529	1,697	123	—	53,349	52,072
PIRATININGA	7,821	253	—	—	8,074	2,505
RGE	24,144	407	7	—	24,558	27,633
Rolling of the Debt (b)	—	—	—	—	—	23,601
Marketing in CCEE	359,288	27,771	3,851	—	390,910	499,735
Use of the Electricity Network	526,135	16,360	46,576	—	589,071	263,806
PROINFA (a)	287,728	28,007	—	186,500	502,236	355,030
Residential Consumer	208,568	215,867	89,469	139,638	653,542	984,551
Industrial Consumer	288,301	35,366	265,960	120,576	710,203	587,683
Rural Consumer	13,514	7,233	7,563	6,572	34,882	70,440
Trade, services and other activities	138,882	63,627	49,450	58,327	310,286	435,284
Public power	70,907	96,996	140,020	66,003	373,926	450,505
Other	1,295,865	12,175	107,851	6,163	1,422,054	1,154,451
(-) ADA (c)	(61,703)	(85,844)	(738,398)	(188,947)	(1,074,892)	(1,461,849)
	3,717,269	433,983	66,133	444,982	4,662,368	4,402,278

NON-CURRENT

CEB	—	—	9,548	—	9,548	14,111
CELPA	—	—	—	—	—	368
CEA	—	—	—	207,403	207,403	—
Marketing in CCEE	—	—	293,560	—	293,560	293,560
Use of the Electricity Network	—	—	4,347	—	4,347	6,276
PROINFA (a)	—	—	—	30,576	30,576	76,441
Rolling of the Debt (b)	—	—	—	—	—	568,635
Public power	—	—	—	127,428	127,428	582,501
Residential Consumer	—	—	—	61,100	61,100	79,251
Industrial Consumer	—	—	—	45,072	45,072	48,039
Rural Consumer	—	—	—	2,510	2,510	5,921
Trade, services and other activities	—	—	—	281,184	281,184	88,649
Other	13,397	—	—	154	13,551	749,090
(-) ADA (c)	—	—	(307,455)	(306,448)	(613,903)	(433,817)
	13,397	—	—	448,979	462,376	2,079,025
	3,730,666	433,983	66,133	893,961	5,124,744	6,481,303

(a) Electricity Trading - PROINFA

Electricity trading transactions within the Incentives for Alternative Electricity Sources Program (PROINFA) generated a positive net balance of R$ 353,933 in the 2017 fiscal year (a positive net balance of R$ 693,094 December 31, 2016), such balance which did not affect the fiscal year net profit and loss of the Company, as this amount is included under the Reimbursement Obligations heading. In the retail consumers balance an amount of R$ 532,812 from PROINFA is recorded for the Company (R$ 431,471 December 31, 2016).

(b) Debt rollover

Debt rollover credits relate to a credit assignment agreement between the Federal Government and the subsidiaries Furnas and Eletrosul, pursuant to the Public Sector Finance Correction Program (Law No. 8,727 of November 5, 1993). The Federal Government

assumed, refinanced, and rescheduled debt in 240 accounts that had fallen due since April 1994. If a balance remains unpaid at the end of a 20-year period, as the Federal Government delivers only the resources received from the states, which in turn are restricted by law in commitment levels of revenues, the installment will be extended for another 120 months.

Based on art. 14 of the Complementary Law no. 156 of 2016, there were negotiations relating to such credits, which resulted in discharge of the debt by the National Treasury, in the amount of R$ 1,388,762, on the 1st of August, 2017. On December 31, 2017, the company’s net profit and loss was impacted by the amount of R$ 64,890, which is related to interest and monetary correction originated by this discharge of debit.

(c) Allowance for doubtful accounts (ADA)

The Company establishes and maintains provisions, based on an analysis of the amounts included in expired receivables and the history of losses, the total amount of which is considered by the Management to be sufficient to cover any losses in the realization of these assets.

The balance of the ADA is as follows:

	12/31/2017	12/31/2016

Consumers	401,891	569,269
Resellers	759,483	765,620
CEA (c.1)	233,861	267,217
CCEE - Short-Term Energy (c.2)	293,560	293,560
	1,688,795	1,895,666

(c.1) In 2015, a provision for uncertain credits on the third installment of a renegotiation of debts with the CEA (installment due in January, 2015) was formed. The amount has been adjusted on a monthly basis and as of December 31, 2017 totaled R$ 233,861 (R$ 267,217 as of December 31, 2016).

(c.2) The subsidiary Furnas has a provision established in 2007 totaling R$ 293,560 (R$ 293,560 as of December 31, 2016). This provision represents historic amounts relating to the trading of energy within the defunct Energy Wholesale Market (MAE) for the period from September 2000 to September 2002, settlement of which is suspended due to injunctions granted in suits filed by electricity distribution concessionaires against the ANEEL and the MAE (now the CCEE).

Changes in the ADA for customer electricity accounts in the consolidated statement are as follows:

Balance on December 31, 2014	1,659,763
(+) Charged to bad debt expenses for the year
(-) Reversal	832,632
(-) Writeoff	(286,629)
(486,118)

Balance on December 31, 2015	1,719,648
(+) Constitution
( - ) Reversal	657,952
( - ) Disposal	(337,719)
(144,215)

Balance on December 31, 2016	1,895,666

(+) Constitution	782,289
(-) Reversal	(261,920)
(-) Disposal	(326,906)
(-) Classification - Held for Sale	(400,334)
Balance on December 31, 2017	1,688,795

The establishing and reversal of the ADA were recorded in period profits and losses as Operating Provisions (Note 41). The amounts recorded as ADA are recorded as definitive losses when there is no longer any expectation of recovery of the funds.

NOTE 8 - FINANCING AND LOANS

	12/31/2017
	DEBT CHARGES		PRINCIPAL
	CURRENT			NON
	Average Rate	Amount	CURRENT	CURRENT

ITAIPU	7.10	21,101	1,888,426	6,790,064
CEMIG	5.17	262	16,357	33,171
CEEE	5.00	116	4,465	15,642
AES ELETROPAULO	10.00	340,493	10,561	—
ENERGISA - TO	6.31	359	30,047	31,742
CELPA	5.93	252	7,467	628,313
CEMAR	0.43	462	27,679	103,860
CESP	5.10	57	5,569	4,752
COELCE	5.00	149	9,265	20,591
COELBA	5.00	185	7,340	29,620
ESCELSA	5.00	97	8,316	11,144
GLOBAL	—	118,544	44,100	—
CELESC DISTRIB.	5.00	180	17,577	14,959
OTHER		88,207	93,247	111,034
(-) ADA		(205,676)	(63,244)	—
		364,788	2,107,172	7,794,892

		364,788	2,107,172	7,794,892

	12/31/2016
	DEBT CHARGES		PRINCIPAL
	CURRENT			NON
	Average Rate	Amounts	CURRENT	CURRENT

ITAIPU	7.13	—	1,693,328	9,086,250
CEMIG	5.19	359	19,537	48,147
COPEL	5.03	255	14,187	36,398
CEEE	5.00	140	4,465	19,763
AES ELETROPAULO	5.00	339,278	10,561	—
ENERGISA - MT	9.62	2,255	94,468	168,000
ENERGISA - TO	11.31	879	30,047	59,486
ENERGISA - MS	5.22	161	11,341	18,510
CELPA	5.00	70,777	291,809	266,757
CEMAR	1.74	843	53,531	163,303
CESP	5.09	92	5,569	9,904
COELCE	5.00	191	9,860	28,337
COSERN	5.00	13	1,874	769
COELBA	5.00	423	22,788	61,749
ESCELSA	5.00	147	10,833	18,626
GLOBAL	5.00	106,275	44,100	—
CELESC DISTRIB.	5.00	327	27,435	30,973
Other		83,340	332,788	141,334
(-) ADA		(184,080)	(74,258)	—
		421,675	2,604,263	10,158,306

		421,675	2,604,263	10,158,306

Financing and loans granted are made with the Company’s own resources, in addition to sector resources and external resources collected through international development agencies, financial institutions, and funds received from bond issuance in the international financial market.

Of the total loans granted by Eletrobras, as of December 31, 2017, R$ 4,848,676 (R$ 4,908,816 as of December 31, 2016) relate to transfers from the RGR sector fund, included under the Financing and Loans heading.

All financing and loans granted are backed by formal contracts signed with the borrowers. Receipt of these values, for the most part, is established in monthly installments, payable over an average period of 10 years, with an average interest rate of 8.04% per annum, weighted by the balance of the portfolio.

Financing and loans granted by the Company, with currency exchange adjustment clause, represent nearly 28% of the total portfolio (32% as of December 31, 2016). Those which include adjustment based on indexes representing domestic prices in Brazil correspond to 72% of the portfolio (68% as of December 31, 2016).

The long-term portions of financing and loans granted, based on contractually stipulated cash flows, mature in variable installments, as shown below:

2019	2020	2021	2022	2023	After 2023	Total
1,365,931	2,853,010	1,834,559	416,118	770,073	555,201	7,794,891

More information on the details of these balances is found in Note 46 on Related Parties.

8.1 — AES Eletropaulo/CTEEP — Legal Action

The Company has receivables owed by Eletropaulo Eletricidade de São Paulo S.A., relating to court proceedings underway between AES Eletropaulo and CTEEP.

On September 18, 2015, a partial ruling was given in the case brought against Eletropaulo, giving notice that Eletropaulo is responsible for payment of the amounts owed as a result of loans not repaid on their respective maturity dates to Eletrobras.

On October 04, 2017, Eletrobras and Eletropaulo signed a memorandum of understanding to establish the criteria for a mediation procedure to negotiate the basis of a possible agreement aiming to end the judicial dispute. In the memorandum, Eletrobras and Eletropaulo requested the suspension of the judicial process for a 60-day period, with the objective of concluding, during that time, the mediation process.

On March 09, 2018, the Board of Directors of Eletrobras approved the terms and conditions and signed an agreement with Eletropaulo aiming to end the judicial dispute, see note 48.5.

As a result of such agreement, the Company has a total right of receiving R$ 1,400,000 as of December 31, 2017, of which R$ 351,054 (R$ 349,839 as of December 31, 2016) is already recorded as assets, under loans and financing, corresponding to the part considered to be undisputed by the Company.

8.2 - Allowance for Doubtful Accounts (ADA)

The Company records provisions for doubtful accounts at a value of R$ 268,920 (R$ 258,338 as of December 31, 2016) corresponding to the principal and debt servicing of default debtors.

This amount is deemed sufficient by the Management of the Company to cover any losses in these assets, based on an analysis of the portfolio’s behavior.

Changes in the ADA for financing and loans granted by the Company are as follows:

Balance on December 31, 2014	225,293
(+) Charged to ADA for the year	19,367
(-) Reversals	(3,613)
Balance on December 31, 2015	241,047
(+) Constitution	20,521
(-) Reversals	(3,230)
Balance on December 31, 2016	258,338
(+) Constitution	36,024
(-) Reversals	(25,442)
Balance on December 31, 2017	268,920

The establishing and reversal of the ADA were recorded in period profits and losses as Operating Provisions (Note 41). The amounts recorded as ADA are recognized as definitive losses (written off) when there is no longer any expectation of recovery of the funds.

NOTE 9 - DIVIDENDS RECEIVABLES

The amounts shown refer to dividends and interest on equity receivable, net of Income Tax Withheld at Source, where applicable, resulting from permanent investments held by the Company.

	12/31/2017	12/31/2016
CURRENT
Lajeado Energia	55,896	50,009
CEMAR	30,963	25,506
CTEEP	—	48,634
EMAE	12,753	6,213
Goiás Transmissão	22,030	17,936
STN - Sist. de Transm. Nordeste S.A.	7,839	8,974
Transenergia Renovável	6,851	14,762
MGE Transmissão	7,576	6,547
Manaus Construtora	9,229	9,178
Manaus Transmissora	1,993	3,934
Transenergia São Paulo	848	2,557
Retiro Baixo Energético S.A.	2,535	2,107
Empresa de Transmissão do Alto Uruguai S.A. - ETAU	3,163	5,616
Uirapuru	2,657	2,507
IE Madeira	20,737	30,630
IE Garanhuns	—	9,891
Caldas Novas Transmissão S.A	3,626	1,038
Enerpeixe	15,878	26,446
Chapecoense	25,674	24,625
EAPSA	4,675	4,743
Other	10,654	16,602
	245,577	318,455

NOTE 10 — RECOVERABLE TAXES AND INCOME TAX AND SOCIAL CONTRIBUTIONS

10.1 - Recoverable Taxes

	12/31/2017	12/31/2016
Current assets:
Income tax - source	931,847	886,598
Offsetable PIS/PASEP/COFINS	78,470	119,057
ICMS recoverable	13,263	48,368
Other	42,627	31,497
	1,066,207	1,085,520
Non-current assets:
ICMS recoverable (a)	1,068,450	1,217,268
PIS/COFINS recoverable (a)	547,205	469,764
Other	19,487	18,382
	1,635,142	1,705,414

(a) Recoverable ICMS, PIS/PASEP, and COFINS

The Company has recorded under noncurrent assets a total of R$ 1,615,655 as of December 31, 2017 (R$ 1,687,032 as of December 31, 2016) relating to recoverable PIS, COFINS, and ICMS. Of this total, R$ 1,062,634 (R$ 1,157,083 as of December 31, 2016) corresponds to taxes and contributions on acquisition of fuel by the subsidiary Amazonas.

Pursuant to Paragraph 8 of Law 12.111/2009, the aforementioned taxes and contributions that are part of the acquisition cost of fuels reimbursed by the CCC fund must be reimbursed to the fund when realized, and so a liability of the same amount is maintained under Reimbursement Obligations (see Note 11).

(a.1) Unconstitutionality of PIS/PASEP and COFINS

The Federal Supreme Court (STF) ruled that Paragraph 1° of Article 3° of Law 9,718/98 is unconstitutional, such paragraph which expanded the basis for calculation of PIS/PASEP and COFINS, at the time giving a new meaning to the concept of turnover. The new concept came to include all revenues earned by the legal person, regardless of the type of activity performed and the accounting classification adopted. This provision had no constitutional backing, and was later the subject of a constitutional amendment.

Based on the National Tax Code (CTN), the companies of the Eletrobras System seek recognition of their right to the credit and reimbursement of the amount overpaid as a result of the unconstitutionality of the expanded basis of calculation for those taxes. As of the date of these financial statements, there has been no final ruling on the matter.

The companies of the Eletrobras System do however have potential tax credits for PIS/PASEP and COFINS, which are being determined, and as such, they are not recorded in these financial statements, due to the absence of a final decision, until the sentencing in judicially liquidated.

10.2 - Income tax and social contributions

	12/31/2017	12/31/2016 (Reclassified)
Current assets:
Anticipations / Negative Balance of IRPJ and CSLL	1,874,475	1,086,367

Non-current assets:
Negative Balance of IRPJ and CSLL	471,568	1,488,158
Deferred IRPJ/CSLL	1,010,810	839,708
	1,482,378	2,327,866
Non-current liabilities:
Deferred IRPJ/CSLL	8,901,931	8,305,606

10.3 - Composition of deferred income tax and social contributions

	12/31/2017			12/31/2016
			Net Effect			Net Effect
			assets			assets
	Assets	Liabilities	(liabilities)	Assets	Liabilities	(liabilities)

Eletronorte	2,278,753	(1,400,319)	878,434	2,203,754	(1,364,046)	839,708
Hermenegildo I	40,254	—	40,254	—	—	—
Hermenegildo II	43,118	—	43,118	—	—	—
Hermenegildo III	37,509	—	37,509	—	—	—
Chuí IX	11,495	—	11,495	—	—	—
	2,411,129	(1,400,319)	1,010,810	2,203,754	(1,364,046)	839,708

Eletrosul	362,655	(829,665)	(467,010)	649,997	(963,106)	(313,109)
Eletrobras	—	(394,958)	(394,958)	—	(320,560)	(320,560)
Furnas	611,808	(5,463,470)	(4,851,662)	680,613	(5,284,897)	(4,604,284)
Chesf	180,823	(3,331,821)	(3,150,998)	202,252	(3,254,553)	(3,052,301)
Eletropar	—	(4,408)	(4,408)	—	(15,352)	(15,352)
Amazonas GT	—	(32,895)	(32,895)	—	—	—
	1,155,286	(10,057,217)	(8,901,931)	1,532,862	(9,838,468)	(8,305,606)
Total	3,566,415	(11,457,536)	(7,891,121)	3,736,616	(11,202,514)	(7,465,898)

	12/31/2017	12/31/2016
Deferred tax assets:

Provision for contingencies	122,061	128,391
Allowance for doubtful accounts (ADA)	108,657	119,327
Operating Provisions	294,722	429,504
Adjustment of the Law 11.638/2007- RTT (IFRS)	222,762	239,679
Unrealized tax credits	228,822	205,239
Credit. Tributary w/o Tax Loss and Negative Social Contribution	2,503,633	2,394,400
Other	85,758	220,076
Total Assets	3,566,415	3,736,616

Deferred tax liabilities:

Financial assets available for sale	394,958	320,560
Accelerated depreciation	350,531	113,793
Current revenue renegotiated energy credits	—	259,183
Adjustment of the Law 11.638/2007- RTT (IFRS)	51,964	205,285
Tax debit on actuary gains	410,698	—
Remuneration of the Existing Basic System Grid	9,888,318	9,726,549
Other	361,067	577,144
Total Liabilities	11,457,536	11,202,514

10.4 - Income tax and social contributions recorded in other comprehensive income

	12/31/2017	12/31/2016
Deferred taxes
As a result of revenues and expenses recognized in other comprehensive income:

Remeasurement of the fair value of available-for-sale financial instruments Remeasurement of defined benefit plans	(36,404)	(56,393)

Equity in comprehensive income of subsidiaries, associated companies, and joint ventures	5,023	9,296

Total income and social contribution taxes recognized in other comprehensive income	(31,381)	(47,097)

The subsidiary Eletronorte prepared its projections of taxable income that indicate future taxable income, which are estimated to be realized within 10 years.

NOTE 11 — REIMBURSEMENT RIGHTS AND OBLIGATIONS

	12/31/2017	12/31/2016 (Reclassified)
Rights to reimbursement

CURRENT ASSETS
CCC (a)	2,967,693	1,977,183
Provision CCC - ADA (b)	(1,439,090)	(741,624)
Reimbursement of CDE (c)	39,191	347,876
Electrical sector remuneration	—	74,527
	1,567,794	1,657,962

NON-CURRENT ASSETS
CCC (a)	9,497,829	9,871,342
Portion of Gas Transportation (a.1)	(2,988,797)	(2,364,318)
	6,509,032	7,507,024

Reimbursement obligations

CURRENT LIABILITIES
CCC (a)	—	129,403
PROINFA	1,346,660	992,728
Reimbursement of CDE (c)	45,882	45,373
Electrical sector remuneration	—	700,581
	1,392,542	1,868,085
NON-CURRENT LIABILITIES
CCC (a)	1,062,634	1,516,313
	1,062,634	1,516,313

a)             Fuel consumption account (CCC) of isolated systems

The fuel consumption account refers to amounts receivable and payable to the CCC in the respective periods. As of December 31 of 2017, the Company has a receivable of R$ 12,465,522 (R$ 11,848,525 as of December 31, 2016) and a liability of R$ 1,062,634 (R$ 1,645,716 as of December 31, 2016) in compensation obligations.

These receivables also include the amount  of R$ 4,421,820 (R$ 340,966 classified as current and R$4,080,854 as noncurrent assets) related to the right of compensation to be assumed by Eletrobras from the distribution companies currently classified as held for sale (more details on note 2).

After the enactment of Law No. 12,783, there is no longer an obligation to make contributions to the CCC Account. Despite this, the CCC Account has not been eliminated. Available balances will continue to be distributed to generation and distribution companies which incurred additional expenses as a result of the use of thermoelectric plants in case of unfavorable hydroelectric conditions. In order to ensure the viability of the CCC Account, Law No. 12,783 permits transfers to be made between the Energy Development Account (“CDE”) and the CCC Account.

a.1) Gas Supply Contract (CIGÁS Amazonas D) — Price Difference on the Gas Transportation Portion

The Gas Contract establishes for the transportation portion an “open book” mode. This type of contract, as the name states: “open book,” is characterized by the reimbursement of direct and indirect costs of the contractor and remuneration for the investment comes through a fixed rate to be applied to the total costs proven to have been incurred.

In this context, after the consolidation of all investments, the costs with construction of the Urucu-Coari-Manaus gas pipeline will be determined by the Committee to Review the Transportation Portion and passed on to the transportation portion. The variables that composed the price of the transportation portion were not duly consolidated between the parts of the Committee, which include the proof of all investment in building the gas pipeline, the return rate on the investment, rental of the Urucu LGP pipeline. Given this, an average price was used that was between the two values presented by each company that that composed the Committee for the transportation portion.

Given the controversy, ANEEL in turn, given the transfer of costs for the gas contract under the CCC, went on to deliberate on this matter in process no. 48500.000289/2014-66.

On December 15 of 2015, by Ratifying Resolution no. 2,005/2015, ANEEL confirmed the price of the transportation portion for the natural gas in the value of R$11,4867/MMBtu* (base Dec/2009). However, the decision was appealed by Petrobras and ABRACE.

On June 14 of 2016, the National Petroleum Agency (ANP), by Dispatch no. 643, corrected the tariff calculated above, and approved and ratified the applicable tariff in the value of R$ 12,0371/MMBtu (base Dec/2009) which allows the remuneration of all investments, costs and expenses attributable to providing the service of highway transportation of gas.

Thus, the matter of defining a tariff for the transportation of gas was regulated on October 18 of 2016, by Ratifying Resolution no. 2,159/2016, ANEEL, which set the limit for the purpose of reimbursement by the CCC of the transportation portion of the natural gas contract between Amazonas D and Cigás, at R$ 12,0371/MMBtu (base Dec/2009) (without taxes), which should be applied, with the appropriate corrections, from the beginning of the invoicing for said contract.

Ratifying Resolution 2,159/2016, acting retroactively to the beginning of the supply under the contract with the new approved transportation tariff, determines that Eletrobras, as administrator of the Fuel Consumption Account (CCC), account for the values reimbursed above the set price and inform the results to ANEEL within a term of 60 days, ending on December of 2016. The contract, in clause 8.1.2.1.9.2 “b” and clause 10.8, deals with the possibility of the value used provisionally being greater than the final one, Cigás will return to Amazonas Energia the sum overpaid plus late fees.

Supported by legal opinion by its external legal consultants, the Company understands that in counterpart to the right of reimbursement from the CCC fund for R$ 2,988,797, there will be a right to reimbursement from Petrobras in the same amount recognized under the entry suppliers (note 20).

b)             Provision for gloss CCC

The distribution entities are creditors of the Fuel Consumption Account (CCC), especially after 2009, according to the regime of Act no. 12,111, of December 09, 2009, since they’re responsible for providing the public service of distribution of electricity in the Isolated System.

Starting with Law 12,783/2013, the Energy Development Account (CDE) was responsible for providing resources for expenditures in the Fuel Consumption Account (CCC). However, sufficient resources were not transferred to the distribution entity to cover the subsidies set out in Law no. 12,111/2009. Consequently, distributors were unable to make the payments to their suppliers, especially those responsible for providing fuel for the generation of energy in the Isolated System.

In order to equate the debts that the Energy Development Account (CDE) had to distributors, regulatory and structural provisions were adopted, such as the issuance of Decree no. 8.370 (by which Art. 36, paras. 1 to 4 of Decree no. 4,541, of 12/23/2002, was amended) and Inter-Ministry Ordinances by the Ministry of Mines and Energy and the Ministry of Finance nos. 652, of December 10, 2014 and 372, of August 04, 2015, to allow that said credits owed to distributors be renegotiated in installments and in a manner compatible with the budgetary conditions of the Energy Development Account (CDE).

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

The distributors affected filed a request for reconsideration, with a suspensive effect, against Ratifying Resolution no. 2,202/2017.

On March 2 of 2017, the Ministry of Mines and Energy (MME) published Ordinance no. 81, adding to the approved budget of 2017 the sum equivalent to the renegotiations settled by December 31 of 2016 between the CDE fund and the CCC beneficiaries. Faced with the aforementioned ordinance, ANEEL amended Ratifying Resolution no. 2,204, of March 2017, establishing the standards that were to be adopted in the ordinance.

Considering the Decision in ANEEL Order n° 2,504/17 of August 16, 2017, CCEE suspended disbursements to the CCDs executed between the CDE/CCC and Amazonas Energia.

Based on the suspended payments described above, the Distributors participating in the Isolated System provisioned Estimated Losses amounting of R$ 1,439,090 in December 2017 (R$ 741,624 in December 2016).

The provision was based on the values not included in the budget of these CCDs, contemplating the portions of the resources of 1º and 2º CCDs accrued up to the date of December 31 2017, as well as receivables up to July 31 2018, the final deadline for services of designated distributors. In addition, provision of estimated losses has also been recorded for Amazonas Distribuidora amounts recognized as compensation rights from 2017 not approved by the CCEE.

As for the process of monitoring and reprocessing of monthly benefits of CCC paid to Amazonas Distribuidora between July 30, 2009 and June 20, 2016, on March 28 2017, ANEEL published the Technical Note no. 52/2017, with the following results. It pointed to a difference of R$ 3,699,228 to be returned to the CCC Sectorial Fund.

On May 29 2017, ANEEL published Technical Note no. 90/2017, regarding the supervision paid to subsidiary Eletroacre on July 30, 2009 and June 20, 2016. It pointed to a difference of R$ 275,257 to be returned to the CCC Sectorial Fund.

On July 14, 2017, ANEEL published Technical Note no. 110/2017 regarding the supervision paid to subsidiary Ceron from August 2009 to June 2016. This determined a value of R$ 733,257 to be returned to the Sectorial Fund of CCC.

The subsidiaries Amazonas Distribuidora, Ceron, Eletroacre requested a review of those decisions seeking, on reprocessing, consideration of arguments raised in other technical notes, as well as the recognition of the legitimacy of CCDs executed and requiring the revision of the Ratifying Resolution No. 2,204.

Additionally, a sentence regarding subsidiary Ceron was passed by the Regional Federal Court of the 1st Region which upheld ANEEL’s determination of the full refund of generation costs in the isolated system.

On August 16 2017, ANEEL published Technical Note no. 141/2017, in which some issues contested by Amazonas Distribuidora regarding the initial findings presented in Technical Note n° 52/2017 were accepted, thus reducing the divergent amount to a total of R$ 2,998,848, updated until June 30 2017. However, Eletrobras understands that ANEEL’s current positioning is contrary to positions previously practiced by the same agency in previous years, as well as judicial decisions favorable to Amazonas Distribuidora, for it withholds a reimbursement right guaranteed by law.

On August 28 2017, the Company filed an administrative appeal requesting suspensive effect of the recommendations included in the Decree no. 2,504 of August 16, 2017.

A petition for writ of mandamus that has already been filed under no. 0026107-81.2012.4.01.3400, communicating ANEEL non-compliance with judicial decisions, that aims cease limitations to reimbursements made regarding CCC, under penalty of a substantial daily fine and/or imprisonment of coauthoring authority for violation of a court order.

On October 27 2017, a decision was made regarding the writ of mandamus no. 0026107-81.2012.4.01.3400 determining ANEEL to comply with the judgment delivered on May 18 2015, in which it was decided that it is not possible to limit the compensation of fuel costs, calculated using parameters that do not consider the cost of the infrastructure needed to transport and deliver fuel in remote locations, and that the reimbursement right is guaranteed by law, and that any administrative decree that opposes or reduces its application exceeds its regulatory purpose. In ANEEL’s Technical Note no. 188/2017 issued on the same date, the divergent amount of provisions was rectified by the Technical Note no. 141/2017 for a total of R$ 2,906,095, updated until June 2017.

As stated in Order no. 149 of January 22, 2018, ANEEL suspended item (i) of Decree 2.504/17, which established the Company should refund R$ 2,906,095 to the CCC fund.

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

NOTE 12 - NUCLEAR FUEL INVENTORY

Below is the composition of the long-term inventory of nuclear fuel intended for the operation of UTN Angra I and UTN Angra II:

	12/31/2017	12/31/2016
CURRENT
Elements ready	465,152	455,737
	465,152	455,737
NON-CURRENT
Elements ready	318,229	523,501
Uranium concentrate	194,047	50,965
Ongoing - nuclear fuel	318,732	100,803
	831,008	675,269
	1,296,160	1,131,006

Inventories are stated at cost or net realizable value, whichever is less, broken down as follows:

a) Uranium concentrate and ongoing services (for the transformation of the uranium concentrate into nuclear fuel elements) are recorded by their cost of acquisition;

b) Nuclear fuel elements—are available in the core of the reactor and the Used Fuel Pool inventory (PCU) —allocated to the reults for the year on the basis of their use in the electricity generation process;

NOTE 13 - ADVANCES FOR FUTURE CAPITAL INCREASE

The Company and its subsidiaries present, under non-current assets, values corresponding to advances for future capital increase in the following investments:

	12/31/2017	12/31/2016
SPEs:
Energia Sustentável do Brasil	734,400	535,200
Chuí Holding S.A. - Eolicas do Sul	—	431,913
Livramento Holding S.A. - Eolicas do Sul	—	220,027
TDG Transmissora Delmiro Gouveia	101,000	101,000
TSLE - Transmissora Sul Litorânea de Energia	—	87,394
Geradora Eólica Itaguaçu da Bahia SPE S.A.	72,814	67,130
Santa Vitória do Palmar Holding S.A. - Eólicas do Sul	—	37,946
Fronteira Oeste Transmissora de Energia S.A.	37,467	16,144
Vamcruz I Participações S.A.	9,800	43,099
Chapada do Piauí II Holding S.A.	—	35,213
Eólica Serra das Vacas Holding S.A.	—	9,442
	955,481	1,584,508
Other investments	4,357	33,408
	959,838	1,617,916

NOTE 14 — HYDROLOGICAL RISK

In 2014 and 2015, the country faced adverse hydrological conditions, a fact which triggered a series of consequences to the electrical sector. Specifically to the generators participating in the Energy Reallocation Mechanism (MRE — Mecanismo de Realocação de Energia), the low generation of energy from hydraulic power plants at levels below the MRE Physical Guarante caused a reduction in the MRE adjustment factor or Generation Scaling Factor (GSF).

This reduction interfered directly with the delivery of energy for the fulfillment of supply agreements, since due to the insufficiency of electricity, generators were exposed to the Difference Settlement Price (PLD — Preço de Liquidação de Diferenças) on the short-term market, in which refitting energy presents values much higher than those prevailing in their long-term contracts, in order to be able to honor their agreements, incurring negative economic and financial effects.

Law no. 13,203, of December 08, 2015, establishes, among other matters, the conditions for renegotiations of the hydrological risk of generating electricity for agents participating in the Energy Reallocation Mechanism (MRE - Mecanismo de Realocação de Energia). In accordance with the provisions laid down in art. 1 of that code, the hydrological risk can be renegotiated, as long as ANEEL consents, and with retroactive effects starting on January 1 of 2015, by counterpart from the electricity generation agents.

Given the provisions of the Law, ANEEL, through Regulatory Resolution no. 684, of December 11, 2015, established the criteria and other conditions for renegotiation of hydrological risk of hydroelectric generation by participating agents of the Energy Reallocation Mechanism - MRE. Eletronorte, Eletrosul, Furnas and Amazonas GT joined the renegotiation.

The composition of the amounts receivable due to the renegotiation of hydrological risk, for contracts signed in the scope of the Regulated Contracting Environment (ACR), are the following:

	12/31/2017	12/31/2016
HPP Tucuruí	162,602	195,840
HPP Serra da Mesa	119,530	154,449
HPP Mascarenhas de Moraes	47,296	63,186
HPP Itumbiara	17,873	42,680
HPP Simplício	30,206	42,289
HPP Batalha	17,106	20,175
HPP Balbina	7,490	13,262
HPP Mauá	12,709	13,839
HPP Manso	4,979	10,743
HPP Passo São João	5,024	5,471
HPP São Domingos	4,846	5,277
	429,662	567,212

Total Current Assets	104,530	109,535
Total Non-Current Assets	325,132	457,677
TOTAL	429,662	567,212

NOTE 15 — INVESTMENTS

	12/31/2017	12/31/2016
Valued using the Equity Method

a) Associates

CTEEP	3,485,985	2,592,701
Lajeado Energia	64,103	218,262
CEB Lajeado	49,153	72,989
Paulista Lajeado	30,436	26,143
Energética Águas da Pedra S.A.	224,668	216,294
EMAE	331,556	292,355
CEMAR	821,010	729,888
Other	1,263,614	1,071,106
	6,270,525	5,219,738

b) Joint Ventures
Mangue Seco II	18,594	17,934
Norte Energia (Belo Monte)	5,868,703	5,358,861
Rouar	105,413	97,157
Madeira Energia S.A. (MESA)	2,077,575	2,503,260
ESBR Participações S.A.	3,297,141	3,331,923
Interligação Elétrica do Madeira S.A. (IE Madeira)	1,314,514	1,090,107
Norte Brasil Transmissora de Energia S.A.	1,046,172	975,886
Manaus Transmissora de Energia S.A.	691,021	650,961
Enerpeixe S.A.	292,002	375,174
Teles Pires Participações	764,559	799,926
Chapecoense Geração S.A. (Chapecoense)	389,981	493,555
Belo Monte Transmissora de Energia	1,478,019	1,069,359
Interligação Elétrica Garanhuns S.A.	356,302	360,072
Mata de Santa Genebra	459,169	230,685
Goiás Transmissão S.A.	181,481	170,313
Companhia Energética Sinop S.A.	539,498	430,751
STN - Sistema de Transmissão Nordeste S.A.	216,741	202,898
Intesa - Integração Transmissora de Energia S.A.	210,592	201,033
Transnorte Energia S.A.	148,453	148,748
Chapada Piauí II Holding S.A.	137,715	117,701
MGE Transmissão S.A.	115,039	111,344
Transmissora Sul Brasileira de Energia S.A. (TSBE)	257,441	277,474
Transenergia Renovável S.A. (Transenergia)	154,498	153,390
Retiro Baixo Energética S.A. (Retiro Baixo)	124,386	127,229
Brasnorte Transmissora de Energia S.A.	123,527	127,338
Chapada Piauí I Holding S.A.	126,385	104,060
Empresa de Energia São Manoel	649,731	418,460
Paranaíba Transmissora	160,191	147,656
Vale do São Bartolomeu	123,131	72,755
Transmissora Matogrossense de Energia S.A.	123,182	106,480
Triângulo Mineiro Transmissora	163,637	128,765
Transmissora Sul Litorânea de Energia S.A.	198,174	140,280
Serra do Facão Energia S.A.	26,212	23,670
Transenergia São Paulo S.A.	93,433	92,138
Vamcruz I Participações S.A.	131,635	92,452
Eólica Serra das Vacas Holding S.A.	96,172	94,614
Other	890,785	1,006,681
	23,151,204	21,851,090

SUBTOTAL	29,421,729	27,070,828

Impairment for losses on investments	(2,132,024)	(1,897,217)

TOTAL	27,289,705	25,173,611

	12/31/2017	12/31/2016
Investiments held at fair value
AES Tietê	398,161	437,197
Coelce	270,825	251,938
Energisa S.A.	218,432	148,661
Cesp	133,709	129,096
Celpa	38,556	48,895
Celesc	112,396	65,920
CELPE	18,258	21,688
COPEL	32,759	29,207
CGEEP	17,551	15,895
CEB	8,339	8,305
AES Eletropaulo	34,264	23,660
Energias do Brasil	25,491	26,229
CPFL Energia	—	45,431
Other	109,918	105,801
	1,418,659	1,357,923

15.1 — Impairment for losses on investments

	12/31/2017	12/31/2016
Belo Monte Transmissora de Energia	381,719	362,939
Empresa de Energia São Manoel	349,748	71,916
Madeira Energia S.A. (*)	314,037	93,932
Norte Brasil Transmissora S.A.	294,580	323,202
Manaus Transmissora de Energia S.A.	239,742	334,580
ESBR Participações S.A.	223,656	—
Interligação Elétrica Garanhuns S.A.	88,878	—
Goiás Transmissão	54,640	—
Transenergia Renovável S.A. (Transenergia)	43,686	—
Triângulo Mineiro Transmissora	41,161	—
Brasnorte Transmissora de Energia S.A.	24,965	—
Companhia Energética Sinop	17,166	324,250
Teles Pires Participações	13,333	325,388
Vamcruz I Participações S.A.	7,028	—
Inambari	54	101
Other	37,631	60,909
	2,132,024	1,897,217

*                    Please note the effects of the Independent Investigation on Note 4.XI.

15.2 - Change of investments

The movement of the most relevant investments of the Company is indicated below before impairment for losses on investments:

Subsidiaries and associates	Balance on 12/31/2016	Capital contribution / Disposal	Other Comprehensive Income	Capitalization of AFAC	Gains / Losses of Capital	Dividends and Interest on Equity	Equity profit(loss)	Balance on 12/31/2017
CHANGES IN INVESTMENTS
Mangue Seco II	17,934	—	—	—	—	(959)	1,619	18,594
Norte Energia (Belo Monte)	5,358,861	405,068	—	173,700	—	—	(68,926)	5,868,703
CTEEP	2,592,701	—	—	—	—	(180,287)	1,073,571	3,485,985
Lajeado Energia	218,262	—	5	—	—	(179,631)	25,468	64,103
CEB Lajeado	72,989	—	3	(13,372)	—	(22,745)	12,277	49,153
Paulista Lajeado	26,143	—	—	—	—	(6,168)	10,460	30,436
Rouar	97,157	—	1,679	—	—	—	6,577	105,413
EMAE	292,355	157	4,320	—	—	(13,388)	48,112	331,556
CEMAR	729,888	—	—	—	—	(73,144)	164,267	821,010
Madeira Energia S.A. (MESA)	2,503,260	—	—	—	—	—	(425,685)	2,077,575
ESBR Participações S.A.	3,331,923	—	—	—	—	—	(34,782)	3,297,141
Interligação Elétrica do Madeira S.A. (IE Madeira)	1,090,107	—	—	—	—	30,629	193,778	1,314,514
Norte Brasil Transmissora de Energia S.A.	975,886	—	—	—	—	—	70,286	1,046,172
Manaus Transmissora de Energia S.A.	650,961	—	—	—	—	1,389	38,671	691,021
Enerpeixe S.A.	375,174	(100,000)	—	—	—	(40,680)	57,508	292,002
Teles Pinas Participações	799,926	78,396	—	—	—	—	(113,763)	764,559
Chapecoense Geração S.A. (Chapecoense)	493,555	—	—	—	—	(211,674)	108,100	389,981
Belo Monte Transmissora de Energia	1,069,359	382,689	—	—	—	(3,955)	29,926	1,478,019
Interligação Elétrica Garanhuns S.A.	360,072	—	—	—	—	9,891	(13,661)	356,302
Mata de Santa Genebra	230,685	180,079	—	30,000	—	(3,251)	21,656	459,169
Energética Águas da Pedra S.A.	216,294	—	—	—	—	(35,215)	43,589	224,668
Goiás Transmissão S.A.	170,313	—	—	—	—	(6,054)	17,222	181,481
Empresa de Energia São Manoel	418,460	233,330	—	—	—	—	(2,059)	649,731
Companhia Energética Sinop S.A.	430,751	322,028	—	—	—	—	(213,281)	539,498
STN - Sistema de Transmissão Nordeste S.A.	202,898	—	—	—	—	(21,430)	35,273	216,741
Intesa - Integração Transmissora de Energia S.A.	201,033	—	—	—	—	(19,214)	28,773	210,592
Transnorte Energia S.A.	148,748	—	—	—	—	—	(295)	148,453
Chapada Piauí II Holding S.A.	117,701	26,919	—	—	—	—	(6,905)	137,715
MGE Transmissão S.A.	111,344	—	—	—	—	(3,971)	7,666	115,039
Transmissora Sul Brasileira de Energia S.A. (TSBE)	277,474	—	—	—	—	—	(20,033)	257,441
Transenergia Renovável S.A. (Transenergia)	153,390	—	—	—	—	1,541	(433)	154,498
Retiro Baixo Energética S.A. (Retiro Baixo)	127,229	—	—	—	—	(13,515)	10,672	124,386
Brasnorte Transmissora de Energia S.A.	127,338	—	—	—	—	(7,805)	3,994	123,527
Chapada Piauí I Holding S.A.	104,060	—	—	34,534	—	—	(12,209)	126,385
Paranaíba Transmissora	147,656	—	—	—	—	(7,093)	19,628	160,191
Vale do São Bartolomeu	72,755	38,999	—	—	—	—	11,377	123,131
Transmissora Matogrossense de Energia S.A.	106,480	5,880	—	—	—	(1,961)	12,783	123,182
Triângulo Mineiro Transmissora	128,765	10,689	—	—	—	—	24,183	163,637
Transmissora Sul Litorânea de Energia S.A.	140,280	—	—	50,929	—	(1,385)	8,350	198,174
Serra do Facão Energia S.A.	23,670	—	—	—	—	—	2,542	26,212
Transenergia São Paulo S.A.	92,138	—	—	—	—	(5)	1,300	93,433
Vamcruz I Participações S.A.	92,452	—	—	33,299	—	(2,130)	8,014	131,635
Eólica Serra das Vacas Holding S.A.	94,614	—	—	6,581	—	—	(5,023)	96,172
Other	2,077,787	(1,078,841)	(172,645)	708,665	380,322	(138,058)	377,170	2,154,399
TOTAL INVESTMENTS	27,070,828	505,393	(166,639)	1,024,336	380,322	(950,267)	1,550,229	29,421,729

Subsidiaries and associates	Balance on 12/31/2015	Capital contribution / Disposal	Other Comprehensive Income	Capitalization of AFAC	Gains / Losses of Capital	Dividends and Interest on Equity	Equity profit(loss)	Divestiture *	Balance on 12/31/2016
CHANGES IN INVESTMENTS

Mangue Seco II	16,889	—	—	—	—	(191)	1,236	—	17,934
CHC *	98,513	—	(8,713)	—	—	—	(1,969)	(87,831)	—
Norte Energia (Belo Monte)	3,469,789	1,399,201	—	600,000	—	—	(110,129)	—	5,358,861
Inambari	115	—	—	—	—	—	(14)	—	101
CEEE-GT	448,274	—	(73,004)	—	—	—	301,062	—	676,332
EMAE	307,195	—	(31,068)	—	—	3,211	13,017	—	292,355
CTEEP	942,732	1,116	—	56,854	(22,888)	(89,171)	1,704,057	—	2,592,701
CEMAR	653,419	—	—	—	—	(57,661)	134,130	—	729,888
Lajeado Energia	219,173	(1)	—	—	—	(59,291)	58,381	—	218,262
CEB Lajeado	80,353	—	(2)	—	—	(21,501)	14,139	—	72,989
Paulista Lajeado	23,507	—	—	—	—	(1,739)	4,375	—	26,143
Rouar	111,775	—	(18,751)	—	—	—	4,133	—	97,157
Energisa MT	385,318	—	(1,146)	—	(17,536)	(4,555)	32,694	—	394,774
Madeira Energia S.A. (MESA)	2,896,068	152,100	—	—	(304,200)	—	(240,708)	—	2,503,260
ESBR Participações S.A.	2,807,626	—	—	—	—	—	524,297	—	3,331,923
Interligação Elétrica do Madeira S.A.	912,098	—	—	—	—	(31,069)	209,078	—	1,090,107
Norte Brasil Transmissora de Energia S.A.	887,528	—	—	—	—	—	88,358	—	975,886
Manaus Transmissora de Energia S.A.	621,873	—	—	—	—	(3,885)	32,973	—	650,961
Enerpeixe S.A.	561,282	—	—	—	(140,000)	(96,630)	50,522	—	375,174
Teles Pires Participações	662,564	196,982	—	—	—	—	(59,620)	—	799,926
Chapecoense Geração S.A. (Chapecoense)	415,501	—	—	—	—	(24,625)	102,679	—	493,555
Belo Monte Transmissora de Energia	391,058	667,869	—	—	—	—	10,432	—	1,069,359
Interligação Elétrica Garanhuns S.A.	318,972	735	—	—	—	(4,111)	44,476	—	360,072
Mata de Santa Genebra	30,336	207,084	—	—	—	—	(6,735)	—	230,685
Energética Águas da Pedra S.A.	208,795	—	—	—	—	(47,313)	54,812	—	216,294
Goiás Transmissão S.A.	190,245	—	—	—	—	—	(19,932)	—	170,313
Empresa de Energia São Manoel	103,314	418,987	—	—	—	—	(103,841)	—	418,460
Companhia Energética Sinop S.A.	179,052	127,489	—	127,488	—	—	(3,278)	—	430,751
STN - Sistema de Transmissão Nordeste S.A.	176,941	—	—	—	—	(50,837)	76,794	—	202,898
Integração Transmissora de Energia S,A,	175,572	—	—	—	—	(6,263)	31,724	—	201,033
Transnorte Energia S.A.	148,373	—	—	—	—	—	375	—	148,748
Chapada Piauí II Holding S.A.	142,187	—	—	—	—	—	(24,486)	—	117,701
MGE Transmissão S.A.	136,755	—	—		—	—	(25,411)	—	111,344
Transmissora Sul Brasileira de Energia S.A.	270,252	—	—	—	—	—	7,222	—	277,474
Transenergia Renovável S.A. (Transenergia)	128,418	—	—	—	—	(4,703)	29,675	—	153,390
Retiro Baixo Energética S.A. (Retiro Baixo)	121,774	—	—	—	—	(2,107)	7,562	—	127,229
Brasnorte Transmissora de Energia S.A.	120,873	—	—	—	—	(4,225)	10,690	—	127,338
Chapada Piauí I Holding S.A.	109,497	—	—	14,040	—	—	(19,477)	—	104,060
Paranaíba	100,726	24,441	—	12,250	—	—	10,239	—	147,656
Eólica Serra das Vacas Holding S.A.	97,374	—	—	4,551	—	—	(7,311)	—	94,614
Transmissora Matogrossense de Energia S.A.	97,154	—	—	—	—	—	9,326	—	106,480
Triângulo Mineiro Transmissora	82,555	29,253	—	—	—	—	16,957	—	128,765
Transmissora Sul Litorânea de Energia S.A.	134,739	—	—	—	—	—	5,541	—	140,280
Other	1,280,582	20,689	19,903	24,386	(55,474)	(49,731)	47,240	—	1,287,595
TOTAL INVESTMENTS	21,267,136	3,245,945	(112,781)	839,569	(540,098)	(556,397)	3,015,285	(87,831)	27,070,828

(*) On July 22 of 2016, the Company sold all of its shares in Centrales Hidrelectricas de Centroamerica (“CHC”), corresponding to 50% of the invested company capital

Subsidiaries and associates	Balance on 12/31/2014	Capital contribution / Disposal	Other Comprehensive Income	Capitalization of AFAC	Gains / Losses of Capital	Dividends and Interest on Equity	Others	Equity profit(loss)	Balance on 12/31/2015
CHANGES IN INVESTMENTS

EÓLICA MANGUE SECO	16,726	—	—	—	—	—	—	163	16,889
CHC	79,081	—	33,187	—	—	—	—	(13,753)	98,514
NORTE ENERGIA (BELO MONTE)	2,676,578	245,249	—	245,249	326,671	—	—	(23,958)	3,469,789
INAMBARI	164	—	1	—	—	—	—	(50)	115
CEEE-GT	449,336	—	(16,795)	—	—	—	1,560	14,173	448,274
EMAE	275,214	—	9,271	—	—	(1,416)	—	24,126	307,195
CTEEP	946,187	—	(949)	—	—	(120,648)	—	118,142	942,732
CEMAR	554,817	—	—	—	—	(23,176)	—	121,778	653,419
REDE LAJEADO	206,282	—	39	—	—	(24,162)	—	37,014	219,173
CEB LAJEADO	71,723	—	11	—	—	(8,966)	—	17,586	80,353
CEEE-D	7,476	—	2,956	—	—	—	—	(10,432)	—
PAULISTA LAJEADO	18,119	—	—	—	—	925	—	4,463	23,507
ROUAR	70,044	—	34,202	—	—	—	—	7,529	111,775
ENERGISA MT	376,031	—	587	—	—	(4,218)	—	12,918	385,318
ESBR Participações S.A.	2,907,364	180,000	—	—	—	—	—	(279,738)	2,807,626
Empresa de Energia São Manoel	(594)	105,667						(1,759)	103,314
Madeira Energia S.A.	2,724,068	164,970	—	—	—	—	—	7,030	2,896,068
Norte Brasil Transmissora de Energia S.A.	842,103	—	—	—	—	—	—	45,425	887,528
Interligação Elétrica do Madeira S.A.	822,342	—	—	—	—	(27,991)	—	117,747	912,098
Enerpeixe S.A.	555,860	—	—	—	—	(62,685)	—	68,107	561,282
Belo Monte Transmissora de Energia	12,081	194,040	—	—	194,040	—	—	(9,103)	391,058
Paranaíba Transmissora de Energia S.A.	67,383	29,400	—	—	—	—	—	3,943	100,726
Transnorte Energia S.A.	51,656	—	—	—	106,330	—	—	(9,613)	148,373
Manaus Transmissora de Energia S.A.	547,784	17,420	—	—	26,800	(50)	—	29,919	621,873
Teles Pires Participações	496,425	252,278	—	—	—	—	—	(86,139)	662,564
Chapecoense Geração S.A.	364,522	—	—	—	—	(22,288)	—	73,267	415,501
Transmissora Sul Brasileira de Energia S.A.	275,960	16,000	—	—	—	2,660	—	(24,368)	270,252
Energética Águas da Pedra S.A.	184,632	2,450	—	—	2,450	(3,455)	—	22,718	208,795
Interligação Elétrica Garanhuns S.A.	181,526	116,865	—	—	—	(5,780)	—	26,361	318,972
Companhia Energética SINOP S.A.	177,772	—	—	—	—	—	—	1,280	179,052
Integração Transmissora de Energia S.A.	169,450	—	—	—	—	(19,575)	—	25,697	175,572
STN - Sistema de Transmissão Nordeste S.A.	163,434	—	—	—	—	(31,968)	—	45,475	176,941
Santa Vitória do Palmar Holding S.A.	157,627	—	—	—	—	1,163	—	(108,567)	50,223
Transmissora Sul Litorânea de Energia S.A.	139,719	—	—	—	—	—	—	(4,980)	134,739
GOIÁS TRANSMISSÃO S.A.	138,436	—	—	—	—	(14,757)	—	66,566	190,245
MGE TRANSMISSÃO S.A.	118,953	—	—	1,960	—	(4,634)	—	20,476	136,755
Brasnorte Transmissora de Energia S.A.	115,568	—	—	—	—	(4,067)	—	9,372	120,873
Retiro Baixo Energia S.A.	111,906	—	—	2,695	—	—	—	7,173	121,774
Transenergia Renovável S.A.	96,813	—	—	—	—	(7,172)	—	38,777	128,418
VAMCRUZ PARTICIPAÇÕES S.A.	—	392	72,995	—	—	(523)	—	504	73,368
BAGUARI ENERGIA S.A.	85,815	—	—	—	—	(9,320)	—	6,226	82,721
Transmissora Matogrossense de Energia S.A.	85,368	—	—	—	—	(1,531)	—	13,317	97,154
Transenergia São Paulo S.A.	83,116	—	—	1,960	—	—	—	6,065	91,141

Outros	1,275,443	257,946	62,431	60,391	106,470	(40,229)	(151,824)	(125,551)	1,445,077

TOTAL INVESTMENTS	18,700,310	1,582,677	197,936	312,255	762,761	(433,864)	(150,264)	295,326	21,267,137

15.3 Information of the market value of investees

			Fair Value (*)
Publicly traded companies	Valuation Method	Shareholding	12/31/2017	12/31/2016

CTEEP	Equity Method	36.05%	3,848,829	3,744,704
CEMAR	Equity Method	33.55%	1,377,138	1,363,366
AES Tiete	Fair Value	7.94%	398,161	437,197
ENERGISA MT	Equity Method	22.01%	418,862	397,129
COELCE	Fair Value	7.06%	270,825	251,938
ENERGISA S.A	Fair Value	2.31%	218,432	148,661
CESP	Fair Value	2.05%	133,709	129,096
CEEE-GT	Equity Method	32.59%	516,139	259,193
CEEE-D	Equity Method	32.59%	94,872	93,076
EMAE	Equity Method	40.44%	131,189	123,692
CELPA	Fair Value	0.99%	38,556	48,895
CELESC	Fair Value	10.75%	112,396	65,920
AES Eletropaulo	Fair Value	1.25%	34,264	23,660
CPFL Energia	Fair Value	0.00%	—	45,431
CELPE	Fair Value	1.56%	18,258	21,688
COPEL	Fair Value	0.56%	32,759	29,207
Energias do Brasil	Fair Value	0.31%	25,491	26,229
CGEEP - DUKE	Fair Value	0.47%	17,551	15,895
CEB	Fair Value	2.10%	8,339	8,305
CELGPAR	Fair Value	0.07%	321	207

(*) Based on the share price as of the reporting date.

15.4 Summary of the information of the joint ventures and associates

I - Assets and Liabilities

	12/31/2017
	ASSETS						LIABILITIES

		Current		Non-Current			Current		Non-Current
Joint Ventures and Associates	Shareholding	Cash and cash equivalents	Other assets	Financial assets, intangible assets and PP&E	Other assets	Total Assets	Loans and financing	Other liabilities	Loans and financing	Other liabilities	Net equity	Total Liabilities
Norte Energia S.A	49.98%	6,662	758,559	39,112,347	1,198,015	41,075,583	1,707,983	1,616,848	25,546,587	651,068	11,553,097	41,075,583
Madeira Energia S.A. (MESA)	39.00%	54,517	502,221	21,610,727	1,983,133	24,150,598	700,368	1,329,966	14,351,964	2,441,185	5,327,115	24,150,598
ESBR Participações	40.00%	34,942	853,131	21,112,677	609,424	22,610,174	366,460	575,246	10,696,889	2,728,727	8,242,852	22,610,174
Teles Pires Participações	49.44%	16,073	163,415	4,974,665	409,336	5,563,489	195,417	200,595	3,213,780	389,116	1,564,581	5,563,489
Belo Monte Transmissora de Energia	49.00%	405	661,310	—	5,964,864	6,626,579	112,149	102,184	2,539,617	856,262	3,016,367	6,626,579
Interligação Elétrica do Madeira S.A. (IE Madeira)	49.00%	313	173,300	5,659,537	107,676	5,940,826	220,000	88,492	1,973,559	976,093	2,682,682	5,940,826
Norte Brasil Transmissora de Energia S.A.	49.00%	98,638	314,214	—	3,615,305	4,028,157	75,597	133,354	797,490	913,135	2,108,581	6,626,579
Chapecoense Geração S.A. (Chapecoense)	40.00%	116,427	213,292	2,810,636	153,695	3,294,050	138,788	287,902	1,172,181	720,226	974,953	3,294,050
Empresa de Energia São Manoel	33.33%	190,995	9,296	3,240,312	317,981	3,758,584	22,569	70,849	1,651,347	64,607	1,949,212	3,758,584
Manaus Transmissora de Energia S.A.	49.50%	61,494	173,981	—	2,386,043	2,621,518	74,449	95,821	688,775	374,384	1,388,089	2,098,697
Serra do Facão Energia S.A.	49.47%	2	102,870	1,849,919	145,906	2,098,697	49,633	165,764	327,914	1,502,405	52,981	2,135,706
Companhia Energética Sinop	49.00%	216,130	10,709	—	1,908,867	2,135,706	22,292	101,362	887,364	23,673	1,101,015	2,135,706
Enerpeixe S.A.	40.00%	188,574	262,377	1,520,658	170,111	2,141,720	178,570	487,881	492,997	252,267	730,005	2,141,720
Paranaíba Transmissora	24.50%	14,677	22,608	1,558,028	54,330	1,649,643	53,318	43,298	638,779	260,406	653,842	1,649,643
Mata de Santa Genebra	49.90%	9,877	12,089	1,501,117	66,825	1,589,908	554,688	25,218	—	83,311	926,691	1,589,908
Interligação Elétrica Garanhuns S.A.	49.00%	47,547	96,294	1,064,527	15,612	1,223,980	33,443	37,042	249,996	176,353	727,146	1,223,980
Santa Vitória do Palmar	49.00%	145,618	34,223	1,714,914	61,659	1,956,414	56,865	76,984	1,000,913	144,597	677,055	1,956,414
Transmissora Sul Litorânea de Energia (TSLE)	51.00%	6,723	121,200	848,967	42,018	1,018,908	41,838	36,960	528,565	22,968	388,577	1,018,908
Chapada Piauí I Holding S.A.	49.00%	17,896	23,310	839,914	21,543	902,663	39,237	41,743	503,967	7,331	310,385	902,663
Energética Águas da Pedra S.A.	49.00%	32,155	50,486	—	741,313	823,954	35,400	55,976	277,707	13,333	441,538	823,954
Chapada Piauí II Holding S.A.	49.00%	19,376	19,779	761,511	24,153	824,819	24,239	22,141	543,917	93,801	140,721	824,819
STN - Sistema de Transmissão Nordeste S.A.	49.00%	15,414	210,299	505,402	30,803	761,918	21,377	47,282	101,172	149,760	442,327	761,918
Chuí	49.00%	61,103	11,743	682,376	17,062	772,284	27,097	26,938	300,431	25,340	392,478	772,284
Transmissora Sul Brasileira de Energia S.A. (TSBE)	80.00%	27,050	29,554	570,103	32,757	659,464	212,619	8,226	106,174	10,644	321,801	659,464
Goiás Transmissão S.A.	49.00%	10,099	6,607	650,360	13,456	680,522	17,240	54,636	184,702	53,574	370,370	680,522
Intesa - Integração Transmissora de Energia S.A.	49.00%	32,554	168,610	417,904	11,432	630,500	31,763	22,742	60,294	88,707	426,994	630,500
Triângulo Mineiro Transmissora	49.00%	2,586	4,671	462,875	—	470,132	23,109	3,663	106,680	2,726	333,954	470,132
Vamcruz I	49.00%	52,902	31,929	472,194	—	557,025	16,679	42,355	206,984	22,361	268,646	557,025
Serra das Vacas Holding	49.00%	7,013	8,989	488,798	14,743	519,543	19,216	7,706	250,101	61,897	180,623	519,543
Transenergia Renovável S.A. (Transenergia)	49.00%	14,620	6,226	447,099	5,664	473,609	12,363	18,071	95,063	32,811	315,301	473,609
Vale do São Bartolomeu	39.00%	1,052	2,176	459,597	—	462,825	20,068	27,431	104,182	425	310,719	462,825
Transmissora Matogrossense de Energia S.A.	49.00%	6,831	72,110	—	336,922	415,863	13,273	41,239	109,784	37,302	214,265	415,863
Lajeado Energia	40.07%	106,662	104,197	1,571,997	99,808	1,882,664	160,517	243,212	527,096	100,277	851,562	1,882,664
CTEEP	36.05%	6,585	2,637,124	12,622,658	1,985,806	17,252,173	268,588	520,516	690,541	4,572,872	11,199,656	17,252,173
Transnorte Energia S.A.	49.00%	8,168	7,502	—	291,903	307,573	—	1,388	—	3,367	302,818	307,573
MGE Transmissão S.A.	49.00%	5,843	4,037	352,728	8,176	370,784	9,282	19,336	75,028	32,366	234,772	370,784
Retiro Baixo Energética S.A. (Retiro Baixo)	49.00%	14,256	9,619	353,676	11,886	389,437	13,564	13,618	94,943	13,462	253,850	389,437
Brasnorte Transmissora de Energia S.A.	49.71%	122	29,634	—	290,151	319,907	—	8,926	—	62,486	248,495	319,907
Rouar	50.00%	87,655	4,972	286,181	2,499	381,307	9,812	1,102	155,945	3,660	210,787	381,306
Paulista Lajeado	40.07%	24,086	23,951	116,654	4,022	168,713	36,453	6,072	—	258	125,931	168,714
Mangue Seco II	49.00%	20,321	1,906	89,227	3,124	114,578	3,147	1,988	67,800	3,688	37,955	114,578
CEB Lajeado	2.10%	5,448	30,394	266,334	14,898	317,074	—	43,182	—	—	273,892	317,074
CEMAR	33.55%	1,742,518	1,135,366	3,253,642	421,814	6,553,340	683,850	768,721	2,305,917	347,053	2,447,799	6,553,340
EMAE	40.44%	71,319	148,013	169,982	740,777	1,130,091	6,994	85,975	83,380	223,316	730,426	1,130,091

I - Assets and Liabilities

	12/31/2016
	ASSETS						LIABILITIES
		Current		Non-Current			Current		Non-Current
Joint Ventures and Associates	Shareholding	Cash and cash equivalents	Other assets	Financial assets, intangible assets and PP&E	Other assets	Total Assets	Loans and financing	Other liabilities	Loans and financing	Other liabilities	Net equity	Total Liabilities
Norte Energia S.A.	49.98%	205,796	577,981	36,345,981	409,376	37,539,134	630,932	989,348	24,984,318	435,958	10,498,578	37,539,134
Madeira Energia S.A. (MESA)	39.00%	57,974	1,461,991	22,440,401	1,116,717	25,077,083	602,359	2,528,667	14,466	15,512,974	6,418,617	25,077,083
ESBR Participações S.A.	40.00%	74,219	560,964	22,175,679	886,818	23,697,680	340,189	906,710	10,904,779	3,216,193	8,329,809	23,697,680
Teles Pires Participações	49.44%	27,907	143,105	5,145,968	441,642	5,758,622	357,288	196,203	3,175,138	412,000	1,617,993	5,758,622
Interligação Elétrica do Madeira S.A.	49.00%	188,838	536,105	4,948,367	75,684	5,748,994	199,759	188,943	1,660,706	1,394,465	2,305,121	5,748,994
Belo Monte Transmissora	49.00%	216,126	11,936	4,012,330	—	4,240,392	1,730,241	297,513	—	82,518	2,130,120	4,240,392
Norte Brasil Transmissora de Energia S.A.	49.00%	52,759	302,936	3,704,987	—	4,060,682	81,504	162,467	1,133,913	691,192	1,991,606	4,060,682
Chapecoense Geração S.A. (Chapecoense)	40.00%	280,082	297,214	2,895,327	185,466	3,658,089	137,753	253,650	1,292,239	732,750	1,241,697	3,658,089
Manaus Transmissora de Energia S.A.	49.50%	38,909	171,939	42,199	2,607,266	2,860,313	73,426	168,352	741,918	556,510	1,320,107	2,860,313
Empresa de Energia São Manoel	33.33%	38,221	510	2,383,308	259,447	2,681,486	3,928	64,665	1,014,509	342,992	1,255,392	2,681,486
Serra do Facão Energia S.A.	49.47%	31,248	44,680	1,950,905	149,492	2,176,325	46,135	181,816	366,117	1,534,414	47,843	2,176,325
Enerpeixe S.A.	40.00%	81,402	54,031	1,571,686	55,652	1,762,771	2,299	212,062	348,332	262,143	937,935	1,762,771
Companhia Energética SINOP S.A.	49.00%	119,037	5,742	1,377,142	—	1,507,370	—	66,050	540,128	21,153	880,039	1,507,370
Interligação Elétrica Garanhuns S.A.	49.00%	23,631	95,674	1,190,415	26,622	1,336,342	33,209	69,845	282,910	215,537	734,841	1,336,342
Chapada Piauí I Holding S.A.	49.00%	27,445	18,502	883,960	392,127	1,322,034	34,224	159,296	462,236	470,946	195,332	1,322,034
Chapada Piauí II Holding S.A.	49.00%	15,640	20,228	788,559	492,512	1,316,939	22,354	19,646	559,680	549,622	165,637	1,316,939
Paranaíba	24.50%	6,107	20,870	1,228,931	42,042	1,297,950	45,624	8,235	564,667	76,745	602,679	1,297,950
Santa Vitória do Palmar	49.00%	8,830	15,903	1,071,713	31,878	1,128,324	23,903	47,291	719,797	159,335	177,998	1,128,324
TSLE	49.00%	6,208	52,774	2,389	915.427	976,798	37,231	54,633	417,621	192,255	275,058	976,798
Mata de Santa Genebra	49.90%	13,567	11,326	859,203	36,111	920,207	481,894	25,772	—	30,246	382,295	920,207
Energética Águas da Pedra S.A.	49.00%	49,380	52,713	733,188	30,765	866,046	34,944	79,854	311,061	13,046	427,141	866,046
STN - Sistema de Transmissão Nordeste S.A.	49.00%	15,357	207,636	527,763	14,959	765,715	20,327	63,515	122,497	145,298	414,078	765,715
TSBE	80.00%	23,295	28,669	57	644,361	696,382	25,153	8,796	308,860	6,730	346,843	696,382
Goiás Transmissão S.A.	49.00%	10,190	5,900	632,207	9,794	658,091	16,787	42,929	196,031	54,767	347,577	658,091
Integração Transmissora de Energia S.A.	49.00%	35,157	121,899	460,389	11,739	629,184	31,514	19,563	90,735	88,147	399,225	629,184
Chuí	49.00%	29,813	13,843	552,147	15,780	611,583	24,094	28,560	324,800	448,533	(214,404)	611,583
Vamcruz I Participações S.A.	0.00%	59,333	21,630	502,591	—	583,554	18,784	11,065	241,956	123,069	188,680	583,554
Eólica Serra das Vacas Holding S.A.	0.00%	12,695	7,599	511,454	—	531,748	16,069	60,117	224,145	53,972	177,445	531,748
Triângulo Mineiro Transmissora	49.00%	615	904	496,575	4,853	502,947	17,942	9,651	138,349	79,219	257,786	502,947
Transenergia Renovável S.A. (Transenergia)	49.00%	15,542	7,127	469,052	4	491,725	12,089	27,037	106,116	33,443	313,040	491,725
Retiro Baixo Energética S.A. (Retiro Baixo)	49.00%	19,222	10,998	363,575	13,073	406,868	13,418	11,325	107,348	11,097	263,680	406,868
CTEEP	36.05%	4,524	1,675,820	67,300	12,168,997	13,916,641	71,679	526,292	432,472	5,514,529	7,371,669	13,916,641
Lajeado Energia	47.07%	184,658	102,337	1,643,236	108,816	2,039,047	11,228	312,652	76,219	370,633	1,268,315	2,039,047

II - Income

	12/31/2017
Joint Ventures and Associates	Net operating revenue	Financial revenue	Financial expenses	Taxes on profits	Net earnings (losses)	Depreciation and amortization
Norte Energia S.A	2,598,916	98,227	(754,831)	(17,520)	16,326	(417,645)
Madeira Energia S.A. (MESA)	2,971,019	114,973	(1,551,186)	48,676	(1,091,502)	(838,814)
ESBR Participações	2,846,855	40,182	(1,260,501)	40,718	(86,957)	(791,802)
Teles Pires Participações	828,490	34,545	(371,793)	79,749	(231,419)	(177,517)
Belo Monte Transmissora de Energia	2,236,720	13,712	(347,477)	(198,322)	67,960	(167)
Interligação Elétrica do Madeira S.A. (IE Madeira)	623,807	26,088	(201,868)	(83,763)	230,932	(7,122)
Norte Brasil Transmissora de Energia S.A.	313,543	10,787	(118,060)	(63,522)	111,421	(870)
Chapecoense Geração S.A. (Chapecoense)	839,787	27,510	(183,248)	(135,394)	270,251	(86,112)
Empresa de Energia São Manoel	—	500	(187)	3,183	(6,179)	—
Manaus Transmissora de Energia S.A.	164,073	7,526	(73,557)	(33,385)	54,957	—
Serra do Facão Energia S.A.	301,185	4,859	(134,189)	1,361	8,697	(100,551)
Companhia Energética Sinop	—	8,420	(382)	223,251	(434,311)	(418)
Enerpeixe S.A.	363,669	59,720	(104,306)	(17,663)	143,770	(53,003)
Paranaíba Transmissora	238,629	5,644	(64,775)	(40,717)	69,469	(38)
Mata de Santa Genebra	548,568	3,806	(78,621)	(21,648)	42,140	(58)
Interligação Elétrica Garanhuns S.A.	123,187	5,543	(25,340)	40,298	(27,880)	(2,766)
Santa Vitória do Palmar	216,426	5,156	(72,910)	(7,761)	64,964	(50,965)
Transmissora Sul Litorânea de Energia (TSLE)	116,254	6,602	(64,654)	(2,073)	16,372	(105)
Chapada Piauí I Holding S.A.	97,363	2,531	(67,400)	(3,872)	(24,916)	—
Energética Águas da Pedra S.A.	240,155	8,176	(31,682)	(16,679)	88,386	(22,411)
Chapada Piauí II Holding S.A.	112,278	3,299	(69,195)	(4,676)	(14,092)	—
STN - Sistema de Transmissão Nordeste S.A.	142,180	2,686	(20,627)	(31,602)	71,986	(1,558)
Chuí	110,402	4,847	(36,633)	(4,595)	174,969	(34,713)
Transmissora Sul Brasileira de Energia S.A. (TSBE)	53,374	3,724	(30,718)	12,329	(25,042)	(11)
Goiás Transmissão S.A.	74,153	1,783	(18,614)	(3,034)	35,149	(70)
Intesa - Integração Transmissora de Energia S.A.	129,146	3,839	(11,406)	(13,267)	59,609	(1,619)
Triângulo Mineiro Transmissora	100,122	1,692	(7,263)	(23,860)	48,569	(24)
Vamcruz I	95,972	611	(28,705)	(3,170)	16,355	(13,076)
Serra das Vacas Holding	80,159	1,724	(46,089)	(2,911)	(10,253)	(2,843)
Transenergia Renovável S.A. (Transenergia)	42,641	1,683	(10,440)	(1,998)	6,900	(26)
Vale do São Bartolomeu	194,411	1,297	(4,546)	(38,234)	27,923	(24)
Transmissora Matogrossense de Energia S.A.	70,564	1,624	(12,429)	(7,993)	32,032	—
CTEEP	2,701,193	123,673	(189,889)	(595,645)	1,385,460	(9,627)
Transnorte Energia S.A.	2,992	715	(16)	209	(455)	—
MGE Transmissão S.A.	45,981	1,375	(7,942)	(1,960)	15,643	(25)
Retiro Baixo Energética S.A. (Retiro Baixo)	67,205	2,816	(12,344)	(2,527)	21,782	(10,459)
Brasnorte Transmissora de Energia S.A.	25,087	541	(164)	(4,148)	13,548	(1)
Rouar	20,608	23	(10,507)	4,764	13,591	(16,784)
Paulista Lajeado	38,278	2,461	(4,050)	(2,911)	29,006	—
Mangue Seco II	18,962	2,747	(5,467)	(1,516)	3,305	(5,305)
CEB Lajeado	171,891	4,139	(599)	(19,729)	45,676	(5,906)
CEMAR	3,370,836	250,941	(275,911)	(101,942)	489,617	(168,564)
EMAE	50,682	17,126	(2,342)	(3,141)	7,487	(1,090)

II - Income

	12/31/2016
Joint Ventures and Associates	Net operating revenue	Financial revenue	Financial expenses	Taxes on profits	Net earnings (losses)	Depreciation and amortization
Norte Energia S.A.	654,543	25,268	(175,959)	18,640	(76,967)	(88,813)
Madeira Energia S.A. (MESA)	2,802,554	146,200	(1,551,719)	(23,636)	(617,200)	(674,767)
ESBR Participações S.A.	2,386,172	73,078	(1,134,269)	(722,295)	1,310,746	(663,663)
Teles Pires Participações	713,680	36,607	(321,778)	87,812	(121,799)	(181,471)
Interligação Elétrica do Madeira S.A.	830,043	28,693	(233,143)	(173,345)	404,887	(5,065)
Belo Monte Transmissora	—	233,318	(136,430)	(70,868)	17,748	(144)
Norte Brasil Transmissora de Energia S.A.	461,368	10,771	(131,351)	(143,807)	161,966	(1,157)
Chapecoense Geração S.A.	799,516	43,111	(246,887)	(122,060)	242,143	(86,449)
Manaus Transmissora de Energia S.A.	266,126	—	—	(52,455)	83,876	(853)
Empresa de Energia São Manoel	—	19,705	(20,069)	160,159	(310,897)	—
Serra do Facão Energia S.A.	282,673	4,402	(210,833)	28,620	(43,176)	(100,578)
Enerpeixe S.A.	309,696	6,446	(47,824)	(4,223)	126,307	(50,171)
Companhia Energética SINOP S.A.	—	—	—	2,958	(5,735)	(6,387)
Interligação Elétrica Garanhuns S.A.	230,909	5,310	(29,010)	(60,567)	90,768	(53)
Chapada Piauí I Holding S.A.	112,103	2,089	(98,497)	(4,129)	(39,749)	(30,785)
Chapada Piauí II Holding S.A.	98,876	2,646	(94,495)	(3,695)	(49,971)	(28,621)
Paranaíba	141,956	3,456	(57,397)	(21,544)	41,792	(19,456)
Santa Vitória do Palmar	101,857	4,216	(68,349)	(4,139)	75,503	(51,020)
TSLE	103,330	3,222	(68,980)	(18,041)	10,861	(52)
Mata de Santa Genebra	69,788	13,358	(86,721)	3,365	(6,403)	(35)
Energética Águas da Pedra S.A.	220,698	—	—	(20,038)	107,265	(25,950)
STN - Sistema de Transmissão Nordeste S.A.	160,739	3,001	(29,561)	43,921	156,718	(47)
TSBE	56,552	4,314	(36,988)	(2,809)	9,028	(11)
Goiás Transmissão S.A.	(35,469)	2,754	(19,761)	164	(40,679)	(254)
Integração Transmissora de Energia S.A.	100,314	4,504	(13,971)	(7,035)	61,070	(25)
Chuí	56,486	6,006	(39,276)	(3,279)	(57,043)	(34,658)
Vamcruz I Participações S.A.	65,723	2,988	(23,057)	(2,788)	6,070	(19,058)
Eólica Serra das Vacas Holding S.A.	62,690	13	(38,262)	(1,961)	(14,919)	(20,839)
Triângulo Mineiro Transmissora	31,551	79,398	(10,050)	(26,781)	34,605	—
Transenergia Renovável S.A.	65,994	2,086	(11,966)	(2,931)	60,560	(31)
Retiro Baixo Energética S.A. (Retiro Baixo)	63,181	1,922	(14,802)	(2,680)	17,200	(10,460)
CTEEP	7,789,240	76,684	(186,613)	(2,333,912)	4,949,334	(9,061)
Lajeado Energia	589,060	23,940	(140,539)	(63,690)	177,292	(72,837)

15.4.1 - Distribution Companies:

(a) Celg Distribuição - CELG-D - On September 26, 2014, the Company acquired 51% of the shares representing the share capital of CELG D, becoming controller of CELG D. CELG D, is a closed capital corporation, concessionaire of public service of electric energy in the distribution segment and was incorporated on March 23, 2007.

On December 31, 2015, the Company classified the abovementioned subsidiary as held for sale, since the Company was commited with the disposal of the shareholding control of the referred subsidiary, which materialised in the privatization auction on November 30, 2016.

On February 14 of 2017, the contract to buy and sell CELG D shares was signed between Eletrobras, Companhia Celg de Participações (CELGPAR), alienating all shares of CELG D belonging to Eletrobras to ENEL BRASIL S/A.

Eletrobras received on this date, R$ 1,065,266 relating to the divestiture of CELG D and recognized a gain in the period in the amount of R$ 1,524.687.

15.4.2 — Generation and Transmission Companies:

(a) Eletrosul Centrais Elétricas S.A. - its main purpose is transmission and generation of electricity directly or through holdings in Special Purpose Entities. The Company performs studies, projects, construction, operation, and maintenance of facilities for electricity transmission and generation systems, such activities which are regulated. Its generation system is formed by 5 hydroelectric plants, 2 SHPPS, 35 wind parks and one solar photovoltaic unit comprising an installed capacity of 6,708 MW*; the transmission system is composed by 2,487.1 km* of high voltage power lines.

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

(c) Centrais Elétricas do Norte do Brasil S.A. - public utility electricity concessionaire, controlled by the Company, with operations primarily in the State of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima, and Tocantins. The operations of the Company with electricity generation include 4 hydroelectric plants, with installed capacity of 8,860.05 MW* and 8 thermoelectric plants, with a capacity of 521.82 MW*, giving an installed capacity of 9,381.87 MW*.  Electricity transmission is made using a system comprised of 11,617.12 Km* of transmission lines, 56 substations in the National Interconnected System (SIN), 190.20 Km* of transmission lines, 11 substations in the isolated system, totaling 11,807.32 Km* of transmission lines and 57 substations.

(d) Furnas Centrais Elétricas S.A.  — this Company subsidiary acts in generation, transmission, and commercialization, predominantly in the region covered by the Federal District and the States of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso, Pará, Tocantins, Rondônia, Rio Grande do Sul, Santa Catarina, Rio Grande do Norte, Ceará, and Bahia, in addition to holding stakes in Special Purpose Entities. The electricity production system operated by Furnas is comprised of 10 wholly owned hydroelectric plants, 2 in partnership with private enterprise and 8 under the special-purpose company (SPE) regime, with an installed capacity of 16,586.26 MW*, and 2 thermoelectric plants with 530 MW* of total installed power.

(*) Information not audited by the independent auditors.

15.4.3 — Other Companies

a)                                    Companhia Energética do Maranhão (CEMAR) - electricity utility concessionaire, which plans, constructs, and explores electricity sub-transmission, transformation, distribution, and marketing systems.

The entity holds concessions for electricity distribution in 217 municipalities in the State of Maranhão, under Concession Agreement No. 60 of August 28, 2000, executed with ANEEL, which remains effective through August 2030, and can be extended for another 30-year period.

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

On November 27 of 2015, the Memorandum of Understanding (MOU) was signed between Eletrobras, Eletropar and LT Bandeirantes (major shareholder of Eletronet), which established the right to receive from Eletronet, and the duty to repass integrally to the Transferors Chesf, Eletrosul, Eletronorte and Furnas, the amount of R$ 15 million.

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

e)                                     Centrais Elétricas do Pará S.A. (CELPA) - publicly traded company, under equity control of Equatorial Energia S.A. (Equatorial), which operates in the distribution and generation of electricity in the State of Pará, serving consumers in 143 municipalities, pursuant to Concession Agreement 182/1998, signed on July 28, 1998, with period of concessions of 30 years, and expiration on July 28, 2028. In addition to the distribution agreement, CELPA holds Generation Concession Agreement 181/98 for 34 Thermoelectric Plants, 11 which it owns and 23 which belong to third parties, for exploration of electricity generation for a period of 30 years, with expiration on July 28, 2028, renewable for an additional 30-year period. As of December 31, 2017, this subsidiary had net current capital of R$ 1,118,596 (net current capital of R$ 950,562 as of December 31 of 2016), the results determined a net equity of R$ 2,582,714 (R$ 2,118,012 as of December 31 of 2016) and profits of R$ 613,531 (profits of R$ 351,556 on December 31 of 2016).

All debts owed by the subsidiary until the date of filing of its petition for bankruptcy recovery, even those not yet due, with all legal exceptions, must be paid according to the judicial recovery plan approved on September 1, 2012, during a general meeting of creditors.

f)                                      Empresa Metropolitana de Águas e Energia S.A. — EMAE - the concessionaire of a hydroenergy complex located in Alto Tietê, centered on the Henry Borden Hydroelectric Plant. EMAE also has the UHE Rasgão and the UHE Porto Góes, both on the Tietê River. In the Paraíba Valley, municipality of Pindamonhangaba, UHE Isabel is installed, which is currently not operating. As of December 31, 2017, this subsidiary had net current capital of R$ 177,472 (net current capital as of December 31 of 2016 of R$ 127,875).

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

h)                                    Norte Energia S.A. - a special purpose entity, privately held, with the purpose of conducting all activities necessary for installation, operation, maintenance, and exploration of the Belo Monte Hydroelectric Plant (UHE Belo Monte) on the River Xingu, located in the State of Pará, and of the facilities for transmission with interest restricted to the generating plant. The Company holds 49.98% of the share capital of Norte Energia, of which 34.98% are divided between the subsidiaries Chesf (15%) and Eletronorte (19.98%). This subsidiary has spent significant sums on costs for organization, development and pre-operation, which, according to estimates and projections, should be absorbed by revenue from future operations. The subsidiary will need financial resources from its shareholders and from third parties in significant amounts in order to complete its Hydroelectric Plant. As of December 31, 2017, the subsidiary had a capital deficit of R$ 2,559,610 (R$ 836,503 negative as of December 31 of 2016).

i)                                        Madeira Energia S.A.  — a privately held company, incorporated on August 27, 2007, with the purpose of construction and exploration of the Santo Antonio Hydroelectric Plant located on the River Madeira, municipality of Porto Velho, State of Rondônia, and of its Associated Transmission System. The Company holds 39% of the voting capital of Madeira Energia S.A. (MESA). The subsidiary incurred expenses with the project for construction of the Santo Antonio Hydroelectric Plant, which, according to financial projections prepared by its management, should be absorbed by revenue from operations.

As of December 31 of 2017, the subsidiary Madeira Energia S.A. (MESA), in which Furnas holds 39% of the voting capital, had capital deficit of R$ 2,143,477 (R$ 1,611,061 negative as of December 31 of 2016). In order to correct its negative current capital, the subsidiary considers financial contributions from its shareholders.

Part of this total reflects a provision for losses on the part of the expected value of revenue from reimbursable expenditures with the Consórcio Construtor Santo Antônio (CCSA).

I.                                       Right of CCSA reimbursement

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

In order to verify the calculation of this reimbursable expenditure, the CCSA requested application of Clause 31.1.2.1.1 of the EPC Contract, which presents a contractual limit of R$122.00/MWh* for transfer of the cost for purchase of energy. In light of this consideration, the MESA Executive Board conducted, during the fiscal year ending on December 31, 2014, additional review, changing its estimate as to the realizable value of the asset (the above-quoted right to reimbursement with the CCSA). As such, for the total value of the reimbursable expenditure of R$ 1,566,298, a provision was recorded for losses whose value as of December 31 of 2017 was R$ 678,551, which reflects the expected net value receivable of R$ 887,747 as of December of 2017 (R$ 891,105 as of December 31 of 2016).

In order to settle questions as to the use of the contract limiter considered in the calculation of part of the net results of early use of the schedule for the power plant to begin commercial operation, established in the 2nd Addendum to the Concession Agreeemnt signed with the National Electrical Energy Agency (“ANEEL”), which originated said impairment, the subsidiary filed with the International Arbitration Chamber of International Commerce (“ICC”), the filing of a process of arbitration with the CCSA, which is confidential, in the terms of ICC Arbitration Regulations. The Tribunal was established in January of 2017.

Additionally, SAAG Investments S.A. (“SAAG”) and CEMIG CEMIG Geração e Transmissão S.A. (“CEMIG”) required before the Market Arbitration Chamber (“CAM”), the opening of an arbitration procedure in face of Madeira Energia S.A. - CAM 63/15, which was dismissed on June 07 of 2017.

The Company recognized a provision for loss on the value of R$ 678,551 on December 31 of 2017 as aforementioned.

(*) Information not audited by the independent auditors

II.                                  Return of capital

By means of another arbitration procedure initiated in 2014 against MESA and with the Market Arbitration Chamber (CAM no. 048/2014), the partners SAAG Investimentos S.A. (SAAG) and Cemig Geração e Transmissão S.A. substantially questioned part of the capital increase approved in MESA destined to the payment of claims from the Consórcio Construtor Santo Antônio (“CCSA”), in the approximate value of R$ 780 million based on the failure to determine the values supposedly owed by the CCSA and prior approval from the Board of Directors, as required by the Bylaws and Shareholder Agreement of MESA, as well as the existence of credits the CCSA owed it, eligible for compensation, in a sum greater than the claims.

In answer to the sentence established by the Market Arbitration Chamber - CAM 48/14, the partial annulment of the capital increase which occurred at the Extraordinary General Meeting 21.10.2014, which led to the cancellation of 605,280,000 (seven hundred and five million, two hundred and fourscore thousand) shares, subscribed and fully paid, being belonging to Furnas the amount of 304,200,000 (three hundred and four million and two hundred thousand) shares.

As of December 31 of 2017 the effects of the partial annulment of the capital retroactively to the fiscal year of 2014 are financially readjusted by applying the General Market Price Index (IGP-M), amounting to R$ 358,084. The devolution of resources to shareholders depends on the General Assembly, which will define the date and the criteria of monetary updating. The Management estimates the correction shall be made by the IGP and, if the Company does not log the return on the date established by the shareholders at the General Assembly to be held on the subject, interest of 1% per month will be added.

j)                                       ESBR Participações S.A. (ESBRP) — ESBR Participações S.A. (“ESBRP”), a privately held company, its sole company purpose is investment in the Special Purpose Entities (SPE) called Energia Sustentável do Brasil S.A. (“ESBR”), which holds the concessions for use of public good for exploration of the Jirau Hydroelectric Plant, currently being constructed on the Madeira River in the State of Rondônia. The company holds 40% of ESBRP capital. As of December 31 of 2017, the subsidiary had a capital deficit of R$ 53,633 (R$ 611,716 negative as of December 31 of 2016), accumulated losses of R$ 888,859 (R$ 801,902 as of December 31 of 2016), and net equity of R$ 8,242,852 (R$ 8,329,809 as of December 31 of 2016).

k)                                    Interligação Elétrica do Madeira S.A. (IEMadeira) - incorporated on December 18, 2008 with the purpose of exploring the concession for public utility electricity transmission, particularly the transmission lines and substations connected to Lots D and F from Tender No. 007/2008 of ANEEL. The Porto Velho - Araraquara transmission line entered into commercial operation on August 1, 2013. The Inverting and Correcting stations entered into commercial operation on May 12, 2014. The company holds 49% of the capital of IE Madeira. On June 30 of 2017, was approved at a meeting of the Board of Directors of Eletrobras, the transfer of shareholdings of IEMadeira held by Companhia Hidroelétrica do São Francisco (Chesf) and Furnas Centrais Elétricas S.A. to Eletrobras Holding. The effective transfer of shareholdings depends on regulatory authorization and/or agent’s funders.

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

The SPE holds concession for construction, operation, and maintenance of transmission lines of 500 kV Oriximiná/Cariri CD, SE Itacoatiara 500/138 kV, and SE Cariri 500/230 kV.

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

The Company holds 49.44% of the capital of Teles Pires Participações S.A.. As of December 31 of 2017, the subsidiary had a capital deficit of R$ 216.524 (R$ 382,479 as of December 31 of 2016) and net equity of R$ 1,564,581 (R$ 1,167,993 as of December 31 of 2016).

n)                                    Mata de Santa Genebra Transmissora S.A. — a special purpose entity, closed capital company, its purpose is to perform all activities necessary to the implementation, operation, maintenance and exploration of the Mata de Santa Genebra Transmission System, composed of three transmission lines that cross cities in the states of São Paulo and Paraná. The Company holds 49.9% of the capital of Mata de Santa Genebra Transmissora S.A. As of December 31 of 2017, the subsidiary had a capital deficit of R$ 557,940 (R$ 482,773 negative as of December 31 of 2016), and net assets of R$ 926,691 (R$ 382,295 as of December 31 of 2016).

o)                                    Belo Monte Transmissora de Energia S.A. — special purpose entity for the purpose of performing all activities necessary to the implementation, operation, maintenance and exploration of the CC Xingu/Estreito Transmission Line and associated facilities that cross cities in the States of Pará, Tocantins, Goiás and Minas Gerais. The Company holds 49% of the Belo Monte Transmissora de Energia SPE S.A. As of December 31 of 2017, the subsidiary had a capital deficit of R$ 447,382 (R$ 1,799,692 negative as of December 31 of 2016) and net equity of R$ 3,016,367 (R$ 2,130,120 as of December 31 of 2016).

p)                                    Companhia Estadual de Distribuição de Energia Elétrica (CEEE-D) — a publicly traded company whose majority shareholder is the State of Rio Grande do Sul, through the Companhia Estadual de Energia Elétrica Participações (CEEE-Par), which holds 65.92% of the total capital stock. The object of the Concessionaire is to distribute electricity to 72 cities in Rio Grande do Sul, serving approximately 4 million consumer units.  As of December 31, 2017, the subsidiary has a capital deficit of R$ 1,007,314 (R$ 1,040,749 as of December 31 of 2016), the result determined an outstanding liability of R$ 1,100,956 (R$ 1,236,010 as of December 31 of 2016) and accumulated losses of R$ 2,502,546 (R$ 2,416,289 as of December 31 of 2016).

15.4.4 — Companies under Management

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

As such, according to Article 9, paragraph one, of Law 12,783/2013, the Ministry of Mines and Energy designated the Eletrobras subsidiary Boa Vista Energia S.A. (“Boa Vista”) as responsible for managing the public utility of electricity distribution in the area of the CERR concession at the time, in the interior of the state of Roraima, until a new concessionaire assumes in a new tender to be held.

Due to the non-renewal of the concession of Companhia Energética de Roraima (CERR), the shareholder agreement entered into between Eletrobras and the state of Roraima, on September 12 of 2013, for shared management of CERR, lost its validity, as established in the same instrument.

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

15.4.5 — Other Special Purpose Entities

During recent years, the Eletrobras System Companies have formalized investments in partners for projects with private business, where the Company serves as a minority shareholder. These projects seek to involve the Company in the electricity generation and transmission sector, and their values are reflected under Investments.

Other investments with a relevant participation of the Holding Company and its subsidiaries, joint ventures and associates are the following:

Investments in Joint Ventures and Associates

Name	Object	Company	% Shareholding	Investment Value
Sistema de Transmissão Nordeste - STN	Transmission	Chesf	49.00%	216,741
		Chesf	19.50%
Manaus Construtora Ltda.	Construction - Transmission	Eletronorte	30.00%	33,272
		Chesf	20.00%
Energia Sustentável do Brasil - ESBR	Generation - HPP Jirau	Eletrosul	20.00%	3,297,140
TDG - Transmissora Delmiro Gouveia S.A	Transmission	Chesf	49.00%	27,309
		Chesf	15.00%
Norte Energia S.A	Generation - HPP Belo Monte	Eletronorte	19.98%	4,091,913
		Eletrobras	15.00%
Enerpeixe S.A.	Generation - HPP Peixei Angical	Furnas	40.00%	292,002
Norte Brasil Transmissora de Energia S.A	Transmission	Eletronorte	49.00%	1,046,172
Fronteira Oeste Transmissora de Energia S.A	Transmission	Eletrosul	51.00%	10,573
Amapari Energia S.A	Generation - TPP Serra do Navio	Eletronorte	49.00%	—
Chapecoense	Generation - HPP Foz do Chapecó	Furnas	40.00%	389,981

Serra do Facão Energia	Generation - HPP Serra do Facão	Furnas	49.47%	26,212

Retiro Baixo	Generation - Retiro Baixo	Furnas	49.00%	124,386
Baguari Energia	Generation - HPP Baguari	Furnas	30.61%	65,289
Transenergia Renovável S.A.	Transmission	Furnas	49.00%	154,498
Interligação Elétrica Garanhuns S.A	Transmission	Chesf	49.00%	356,302
Livramento	Generation - Cerro Chato IV, V, VI, Ibirapuitã	Eletrosul	59.00%
TSBE - Transmissora Sul Brasileira de Energia S/A	Transmission	Eletrosul	80.00%	257,441
TSLE - Transmissora Sul Litorânia de Energia S.A	Transmission	Eletrosul	51.00%	198,174
Marumbi Transmissora de Energia S.A	Transmission	Eletrosul	20.00%	21,335
Costa Oeste Transmissora de Energia	Transmission	Eletrosul	49.00%	32,327
		Eletrosul	24.72%
Teles Pires Participações S.A	Generation - HPP Teles Pires	Furnas	24.72%	764,559
Construtora Integração	Transmission	Eletronorte	49.00%	23,860
Transnorte Energia S.A.	Transmission	Eletronorte	49.00%	148,453
Goiás Transmissão S.A	Transmission	Furnas	49.00%	181,481

Madeira Energia S.A	Generation - HPP Santo Antônio	Furnas	39.00%	2,077,575

MGE - Transmissão	Transmission	Furnas	49.00%	115,039
Triângulo Mineiro Transmissora S.A.	Transmission	Furnas	49.00%	163,637

Paranaíba Transmissora de Energia S.A.	Transmission	Furnas	24.50%	160,191
Central Eólica Famosa I	Generation - Parque Eólico Famosa I	Furnas	49.00%	738
Central Eólica Pau Brasil	Generation - Parque Eólico Pau Brasil	Furnas	49.00%	692
Central Eólica Rosada	Geração - Parque WPP Rosada	Furnas	49.00%	1,115
Central Eólica de São Paulo	Generation - Parque WPP Rosada	Furnas	49.00%	765

Vale do São Bartolomeu	Transmission	Furnas	39.00%	123,131

Punaú I	Generation - WPP Punaú I	Furnas	49.00%	1,744

Carnaúba I	Generation - WPP Carnaúba I	Furnas	49.00%	1,985

Carnaúba II	Generation - WPP Carnaúba II	Furnas	49.00%	1,972

Name	Object	Company	% Shareholding	Investment Value

Carnaúba III	Generation - WPP Carnaúba III	Furnas	49.00%	1,375

Carnaúba V	Generation - WPP Carnaúba V	Furnas	49.00%	2,283

Cervantes I	Generation - WPP Cervantes I	Furnas	49.00%	1,416

Cervantes II	Generation - WPP Cervantes II	Furnas	49.00%	991
Bom Jesus	Generation - WPP Bom Jesus	Furnas	49.00%	1,031
Cachoeira	Generation - WPP Cachoeira	Furnas	49.00%	1,050
Pitimbu	Generation - WPP Pitimbu	Furnas	49.00%	1,454
São Caetano I	Generation - WPP São Caetano I	Furnas	49.00%	1,058
São Caetano	Generation - WPP São Caetano	Furnas	49.00%	1,260
São Galvão	Generation - WPP São Galvão	Furnas	49.00%	1,211
		Eletronorte	24.50%
Companhia Energética Sinop S.A	Generation - HPP Sinop	Chesf	24.50%	716,939
Tijoa Participações e Investimentos	Generation - HPP Três Irmãos	Furnas	49.90%	10,067
				649,731
São Manoel	Generation - HPP São Manoel	Furnas	33.33%
Transenergia São Paulo	Transmission	Furnas	49.00%	93,433
Mata de Sta. Genebra Transmissora	Transmission	Furnas	49.90%	459,169
Energia Olímpica	Transmission	Furnas	49.90%	1,244
		Furnas	19.60%
Inambari Geração de Energia (Igesa)	HPP Inambari	Eletrobras	29.40%	5
		Eletronorte	24.50%
Belo Monte Transmissora de Energia S.A	Transmission	Furnas	24.50%	1,638,460

CSE Energia	Generation	Furnas	49.90%	1,244

Name	Object	Company	% Shareholding	Status of the project	Investment Value
Energética Águas da Pedra S.A	Generation - HPP Dardanelos	Chesf	24.5%	In operation	224,668
		Eletronorte	24.5%
Rouar S.A	Generation- WPP Park in Colônia	Eletrobras	50.0%	In operation	105,413
CEB - LAJEADO	Generation - HPP CEB Lajeado	Eletrobras	40.07%	In operation	49,153
Lajeado Energia	Generation and Marketing	Eletrobras	40.07%	In operation	64,103

Paulista Lajeado	Generation and Marketing	Eletrobras	40.07%	In operation	30,436

AES Tiete	Generation	Eletrobras	7.94%	In operation	398,161

Companhia Energética de Brasília - CEB	Generation - Transmission - Distribution	Eletrobras	2.10%	In operation	8,339

Companhia Estadual de Energia Elétrica - CEEE-D	Distribution	Eletrobras	32.59%	In operation	—

Companhia Estadual de Energia Elétrica - CEEE-GT	Generation - Transmission	Eletrobras	32.59%	In operation	867,687

Centrais Elétricas de Santa Catarina - CELESC	Distribution	Eletrobras	10.75%	In operation	112,396

Centrais Elétricas do Pará - CELPA	Distribution	Eletrobras	0.99%	In operation	38,556

Companhia Energética de Pernambuco - CELPE	Distribution	Eletrobras	1.56%	In operation	18,258

Companhia Energética do Maranhão São Luís - CEMAR	Distribution	Eletrobras	33.55%	In operation	821,010

Energisa MT	Distribution	Eletrobras	22.01%	In operation	395,927

Companhia Energetica de São Paulo - CESP	Generation - Marketing	Eletrobras	2.05%	In operation	133,709

Duke Energy Geração	Generation	Eletrobras	0.47%	In operation	17,551

Companhia Energética do Ceara - COELCE	Distribution	Eletrobras	7.06%	In operation	270,825

Companhia Paranaense de Energia - COPEL	Generation - Transmission	Eletrobras	0.56%	In operation	32,759

CTEEP	Transmission	Eletrobras	35.39%	In operation	3,485,985

EMAE	Generation	Eletrobras	39.02%	In operation	331,556

Energisa Holding	Generation - Transmission - Distribution	Eletrobras	2.31%	In operation	218,432

Eletropaulo Metropolitana Eletricidade de São Paulo S.A.	Distribution	Eletropar	1.25%	In operation	34,264

EDP Energias do Brasil S.A	GT and Distribution	Eletropar	0.31%	In operation	25,491

CPFL Energia S.A	GT and Distribution	Eletropar	0.18%	In operation	—

Mangue Seco II	Generation	Eletrobras	49.00%	In operation	18,594
					25,694,718

15.5 - Acquisition of shareholdings

During recent years, the Eletrobras System Companies have formalized investments in partnerships in projects with private entities, where the Company serves as a minority shareholder. These projects seek to involve the Company in the electricity generation and transmission sector, and their values are reflected under Investments.

On June 30 of 2017, the Company’s Board of Directors approved the transfer to Eletrobras of certain shareholdings held by subsidiaries Furnas, Chesf, Eletrosul and Eletronorte as special purpose entities (SPE).

On December 29 of 2017, the Company transfered the subsidiaries Chui IX, Santa Vitoria do Palmar, Hermenegildo I, Hermenegildo II and Hermenegildo III of the subsidiary Eletrosul to Eletrobras. See Explanatory Note 43 for more details.

15.6 — Shares in guarantee

Given the fact that the Company has several pending judicial proceedings in which it stands as defendant (See Note 30), assets are offered in guarantee, in the appeals of these judicial proceedings, which represent 23.5% as of December 31, 2017 (21.8% as of December 31 of 2016) of the total investment portfolio, as follows:

12/31/2017

EQUITY HOLDINGS	INVESTMENT VALUE	BLOCKING PERCENTAGE	BLOCKED INVESTMENT

CTEEP	3,420,725	96.90%	3,314,682
EMAE	319,915	100%	319,915
CESP	133,709	98.96%	132,319
AES TIETE	398,161	99.66%	396,818
COELCE	270,825	93.35%	252,815
CGEEP	17,551	100%	17,551
ENERGISA MT	395,927	31.48%	124,639
CELPA	38,556	100%	38,556
CELPE	18,258	100%	18,258
CEEE - GT	867,687	100%	867,687
ENERGISA S.A.	218,432	82.72%	180,687
CELESC	112,396	99.11%	111,396
CEMAR	821,010	97.96%	804,261
CEB Lajeado	49,153	99.97%	49,137
TOTAL	7,082,305		6,628,721

NOTE 16 — FIXED ASSETS, NET

The items under fixed assets relate primarily to infrastructure for electricity generation under concessions not extended in the terms of Law 12,783/13.

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

	12/31/2017
	Gross value	Accumulated depreciation	Obligations associated with the Concession	Impairment *	Net value
In operation
Generation	50,132,157	(24,120,639)	(607,383)	(13,804,579)	11,599,556
Administration	2,406,319	(1,537,139)	(8,413)	—	860,767
Distribution	1,398,468	(557,042)	—	—	841,426
	53,936,944	(26,214,819)	(615,796)	(13,804,579)	13,301,749
Under Construction
Generation	13,827,544	—	—	—	13,827,544
Administration	836,544	—	—	—	836,544
	14,664,088	—	—	—	14,664,088
	68,601,032	(26,214,819)	(615,796)	(13,804,579)	27,965,837

	12/31/2016
	Gross value	Accumulated depreciation	Obligations associated with the Concession	Impairment *	Net value
In operation
Generation	47,456,125	(23,064,664)	(538,375)	(12,141,003)	11,712,083
Administration	2,491,860	(1,514,448)	(9,292)	—	968,119
Distribution	1,398,468	(499,344)	—	—	899,124
	51,346,453	(25,078,456)	(547,667)	(12,141,003)	13,579,326
Under Construction
Generation	12,353,688	—	—	—	12,353,688
Administration	879,911	—	—	—	879,911
	13,233,599	—	—	—	13,233,599
	64,580,052	(25,078,456)	(547,667)	(12,141,003)	26,812,925

*See Note 19

Movement of Fixed Assets

	Balance on 12/31/2016	Additions	Transfer	Disposals	Acquisition of Subsidiaries (*)	Classification - Held for Sale	Balance on 12/31/2017
Generation / commercialization
In operation	47,456,125	198,582	(33,257)	(96,066)	2,232,962	—	49,758,346
Accumulated depreciation	(23,064,664)	(1,349,670)	194,497	99,198	—	—	(24,120,639)
Under Construction	12,564,811	1,778,494	(378,979)	(15,734)	90,075	—	14,038,667
Provision for recoverable assets (impairment)	(12,141,003)	(2,459,063)	105,379	988,028		—	(13,506,659)
Investigation findings	(211,123)	—	—	—	—	—	(211,123)
Special Obligations Associated with the Concession	(538,375)	(28)	—	6,911		—	(531,492)
	24,065,771	(1,831,684)	(112,360)	982,337	2,323,037	—	25,427,101
Distribution
Commercial Leasing	1,398,468	—	—	—	—	—	1,398,468
Accumulated depreciation	(499,344)	(57,698)	—	—	—	—	(557,042)
	899,124	(57,698)	—	—	—	—	841,426
Administration
In operation	2,491,860	12,615	65,212	(28,320)	114	(135,162)	2,406,319
Accumulated depreciation	(1,514,448)	(136,531)	(7,139)	29,190	—	91,790	(1,537,139)
Under Construction	879,911	82,000	(64,902)	(20,447)	866	(40,884)	836,544
Special Obligations Associated with the Concession	(9,292)	(27)	—	69	—	836	(8,414)
	1,848,030	(41,943)	(6,829)	(19,509)	980	(83,420)	1,697,310
TOTAL	26,812,925	(1,931,325)	(119,189)	962,828	2,324,017	(83,420)	27,965,837

(*) Business combination, see explanatory note 43.

	Balance on 12/31/2015	Additions	Transfer	Write-offs	Balance on 12/31/2016
Generation / commercialization
In operation	46,003,180	184,468	1,287,960	(19,483)	47,456,125
Accumulated depreciation	(21,740,065)	(1,363,922)	27,098	12,225	(23,064,664)
Under Construction	11,659,196	2,106,303	(1,355,214)	(56,596)	12,353,689
Provision for recoverable assets (impairment)	(8,540,131)	(4,020,332)	14,048	405,412	(12,141,003)
Special Obligations Associated with the Concession	(633,602)	(2,540)	(6,951)	104,718	(538,375)
	26,748,577	(3,096,023)	(33,059)	446,276	24,065,771
Distribution
Commercial Leasing	1,398,468	—	—	—	1,398,468
Accumulated depreciation	(441,647)	(57,697)	—	—	(499,344)
	956,821	(57,697)	—	—	899,124
Administration
In operation	2,444,828	49,578	217,570	(220,116)	2,491,860
Accumulated depreciation	(1,445,137)	(149,132)	(100,422)	180,243	(1,514,448)
Under Construction	799,908	136,791	(56,719)	(69)	879,911
Special Obligations Associated with the Concession	(25,518)	—	—	16,226	(9,292)
	1,774,081	37,236	60,429	(23,716)	1,848,030
TOTAL	29,546,645	(2,972,527)	27,370	422,560	26,812,925

	Balance on 12/31/2014	Additions	Transfer	Disposals	Reclassification of Financial Asset (Deverticalization)	Investigation Findings	Reclassification of Intangible Asset (Deverticalization)	Balance on 12/31/2015
Generation / commercialization
In operation	43,466,067	886	776,531	(304,835)	1,349,221	—	715,310	46,003,180
Accumulated depreciation	(19,292,806)	(1,226,683)	(10,486)	57,138	(914,576)	—	(352,652)	(21,740,065)
Under Construction	7,547,759	3,908,372	(804,186)	(54,567)	1,022,207	(15,996)	55,606	11,659,195
Provision for recoverable assets (impairment)	(2,955,233)	(5,729,304)	—	167,261	—	11,514	(34,369)	(8,540,131)
Special Obligations Associated with the Concession	(455,808)	—	(86,113)	4,084	(87,157)	—	(8,608)	(633,602)
	28,309,979	(3,046,729)	(124,254)	(130,919)	1,369,695	(4,482)	375,287	26,748,577
Distribution
Commercial Leasing	1,398,468	—	—	—	—	—	—	1,398,468
Accumulated depreciation	(383,950)	(57,697)	—	—	—	—	—	(441,647)
	1,014,518	(57,697)	—	—	—	—	—	956,821
Administration
In operation	2,396,288	24,358	34,701	(10,519)	—		—	2,444,828
Accumulated depreciation	(1,302,020)	(132,790)	(22,854)	12,527	—		—	(1,445,137)
Under Construction	713,710	206,275	(84,236)	(35,841)	—		—	799,908
Special Obligations Associated with the Concession	(26,927)	—	—	1,409	—	—	—	(25,518)
	1,781,051	97,843	(72,389)	(32,424)	—	—	—	1,774,081
TOTAL	31,105,548	(3,006,583)	(196,643)	(163,343)	1,369,695	(4,482)	375,287	29,479,479

Average depreciation rate and accumulated depreciation:

	12/31/2017		12/31/2016
	Average depreciation rate	Accumulated depreciation	Average depreciation rate	Accumulated depreciation
Generation
Hydraulic	2.48%	16,938,117	2.53%	15,920,174
Nuclear	3.93%	4,842,938	3.93%	4,439,098
Thermal	3.26%	2,166,751	4.03%	2,542,610
Wind	6.99%	164,395	6.89%	161,681
Marketing	2.92%	8,438	3.15%	1,101
		24,120,639		23,064,664
Distribution	3.00%	557,042	3.00%	499,344
Administration	6.31%	1,537,139	6.00%	1,514,448
Total		26,214,820		25,078,456

NOTE 17 - FINANCIAL ASSETS (LIABILITIES) - CONCESSIONS AND ITAIPU

	12/31/2017	12/31/2016
Concessions of Transmission
Financial Assets - Annual Revenue Allowed (Item I)	45,974,236	42,743,612
Financial Assets - Concessions Subject to Indemnity (Item I)	3,887,272	3,630,829
	49,861,508	46,374,441
Concessions of Distribution
Financial Assets - Concessions Subject to Indemnity (Item I)	2,532,115	4,935,236
Values receivable in Parcel A and other financial items (Item II)	832,013	(9,254)
	3,364,128	4,925,982
Concessions of Generation
Financial Assets - Concessions Subject to Indemnity (Item I)	2,622,973	2,585,720

	55,848,609	53,886,143

Financial Asset - Itaipu	2,036,514	1,200,916

Total financial asset	57,885,123	55,087,059

Financial Asset - Current	7,224,354	2,337,513
Financial Asset - Non-Current	50,660,769	52,749,546

Total financial asset	57,885,123	55,087,059

I - Financial Asset - Idemnifying Concession and Annual Permitted Revenue

The financial assets — concession, in the amount of R$ 55,016,596, with R$ 7,724,535 recorded in current assets and R$ 47,292,061 recorded in noncurrent assets, as of December 31 of 2017 (R$ 53,895,397 as of December 31, 2016) refers to the realizable financial assets held by the companies in the Eletrobras System, in the distribution concessions, calculated by applying the mixed model, and in generation and transmission concessions, by application of the financial model, both established in IFRIC 12.

On April 20 of 2016, the Ministry of Mines and Energy published Ordinance no. 120, which regulated the conditions for receipt of remunerations related to the electricity transmission assets existing on May 31 of 2000, named facilities in the Basic Existing Grid (RBSE) and other Transmission Facilities (RPC), not depreciated or amortized, as per paragraph two of Article 15 of Law 12,783/2013.

As of 31 December 2017, part of the amount of R$38,238,015 is referring to the estimate of the updated values relating to assets of transmission of electrical energy existing on May 31 of 2000 registered under the heading of Financial Asset - Annual Permitted Revenue, being R$ 7,185,011 classified as loans and receivables current $31,053,004 and in stock (R$ 36,570,883 As of December 31 of 2016) (see Note 2.1), measured at amortized cost.

From July 2017, the Company began to receive the remuneration relating to existing transmission assets on May 31 of 2000 through the annual permitted revenue as determined by Ordinance MME No. 120/16. This value will be amortized for a period of eight years. The income taxes recorded on the value of the remuneration and its monetary updating is being reversed in proportion to the receipt of compensation. On 31 December, the amount received in the exercise is equivalent to R$ 3,255.696.

II - Amounts receivable from Parcel A and other financial items

On November 25, 2014, ANEEL decided to amend the concession and permit agreements of the Brazilian electricity distribution companies, incorporating the balances of the receivables from Parcel A and other financial items in calculation of compensations, when the concession expires. Said event demands the recognition of the balance of any

Differences in Parcel A and other financial components not yet recovered or settled.

a) Compensation Account for Variation of items in Parcel A - CVA

The amounts recorded under current (assets and liabilities) relate to values already approved by ANEEL upon completion of the rate adjustment in 2017, and the totals recorded under noncurrent represent an estimate of the CVA to be approved at the next rate adjustment in 2018.

	12/31/2017	12/31/2016
Parcel “A” - CVA
CCC	1,219	1,219
CDE	2,805	13,538
Basic Network	8,324	130
Cost of Acquisition of Electric Energy	267,230	46,103
Transporte Itaipu	—	(369)
PROINFA	(2,137)	30,663
ESS and EER	(177,382)	30,273
Neutrality of Sectorial Charges	36,438	6,808
Overcontracting	397,111	(48,684)
Other Financial Components	298,405	(88,935)
Total of parcel A values and other financial items	832,013	(9,254)

Current assets	569,016	436,596
Non-current assets	548,536	22,131

Current liabilities	(285,539)	(461,180)
Non-current assets	—	(6,801)

Total	832,013	(9,254)

NOTE 18 - INTANGIBLE ASSETS

	BALANCE ON 12/31/2016	ADDITIONS	DISPOSALS	TRANSFERS - COST/SERVICE	CLASSIFICATION - HELD FOR SALE	BALANCE ON 12/31/2017
Linked to Concession - Generation	151,877	68,430	(44,150)	9,364	—	185,521
In service	111,437	67,079	(43,909)	10,474	—	145,081
Intangible Assets	263,719	95,565	(46,635)	11,092	—	323,741
Accumulated Amortization	(112,000)	(29,250)	2,726	—	—	(138,524)
Special Obligations	294	764	—	(618)	—	440
Impairment	(40,576)	—	—	—	—	(40,576)
						—
In progress	40,440	1,351	(241)	(1,110)	—	40,440
Intangible Assets	68,573	1,351	(241)	(10,061)	—	59,622
Special Obligations	(8,895)	—	—	8,951	—	56
Impairment	(19,238)	—	—	—	—	(19,238)
						—
Linked to Concession - Distribution	106,249	(241,977)	227,103	65,766	(79,476)	77,665
In service	12,332	(279,051)	226,802	164,815	(47,868)	77,030
Intangible Assets	2,173,054	29,560	(22,797)	202,414	(1,255,274)	1,126,957
Accumulated Amortization	(1,889,459)	(299,991)	9,399	(17)	1,153,353	(1,026,715)
Special Obligations	(34,207)	(8,620)	65,844	(37,582)	(8,647)	(23,212)
Impairment	(237,056)	—	174,356	—	62,700	—
In progress	93,917	37,074	301	(99,049)	(31,608)	635
Intangible Assets	112,898	38,258	—	(122,682)	(27,806)	668
Special Obligations	(18,981)	(1,184)	301	23,633	(3,802)	(33)
						—
Linked to Concession - Transmission	83,837	—	—	—	—	83,837
In service	82,536	—	—	—	—	82,536
Intangible Assets	87,544	—	—	—	—	87,544
Accumulated Amortization	(5,008)	—	—	—	—	(5,008)
						—
In progress	1,301	—	—	—	—	1,301
Intangible Assets	1,301	—	—	—	—	1,301
						—
Not Linked to Concession (Other Intangible Assets)	419,776	(10,637)	29,550	(12,476)	(23,474)	402,739
Administration						—
In service	850,508	216,122	(24)	23,901	(60,436)	1,030,071
Accumulated Amortization	(540,859)	(57,491)	—	4,662	45,810	(547,878)
Impairment	(38,891)	(215,340)	30,426	—	—	(223,805)
In progress	169,188	46,072	(852)	(41,039)	(13,538)	159,831
Other	(20,170)	—	—	—	4,690	(15,480)
						—
Total	761,739	(184,184)	212,503	62,654	(102,950)	749,762

	BALANCE ON 12/31/2015	ADDITIONS	WRITE-OFFS	COST/SERVICE TRANSFERS	BALANCE ON 12/31/2016
Linked to Concession - Generation	146,173	(3,645)	592	8,757	151,877
In service	90,720	(47,022)	592	67,147	111,437
Intangible Assets	188,433	11,604	—	63,682	263,719
Accumulated Amortization	(97,287)	(18,178)	—	3,465	(112,000)
Special Obligations	(298)	—	592	—	294
Impairment	(128)	(40,448)	—	—	(40,576)

In progress	55,453	43,377	—	(58,390)	40,440
Intangible Assets	69,602	43,377	(64)	(44,342)	68,573
Special Obligations	(8,959)	—	64	—	(8,895)
Impairment	(5,190)	—	—	(14,048)	(19,238)

Linked to Concession - Distribution	248,518	(439,561)	64,240	233,052	106,249
In service	136,482	(454,961)	61,477	269,334	12,332
Intangible Assets	1,859,648	19,951	(23,186)	316,641	2,173,054
Accumulated Amortization	(1,660,646)	(232,167)	4,846	(1,492)	(1,889,459)
Special Obligations	(62,520)	(5,689)	79,817	(45,815)	(34,207)
Impairment	—	(237,056)	—	—	(237,056)

In progress	112,036	15,400	2,763	(36,282)	93,917
Intangible Assets	131,709	18,122	2,124	(39,057)	112,898
Special Obligations	(19,673)	(2,722)	639	2,775	(18,981)

Linked to Concession - Transmission	88,392	(3,010)	—	(1,545)	83,837
In service	87,091	(3,010)	—	(1,545)	82,536
Intangible Assets	91,151	500	—	(4,107)	87,544
Accumulated Amortization	(4,060)	(3,510)	—	2,562	(5,008)

In progress	1,301	—	—	—	1,301
Intangible Assets	1,301	—	—	—	1,301

Not Linked to Concession (Other Intangible Assets)	452,068	6,132	1,852	(40,276)	419,776
Administration
In service	831,315	22,682	—	(3,489)	850,508
Accumulated Amortization	(478,484)	(52,861)	—	(9,514)	(540,859)
Impairment	(40,743)	—	1,852	—	(38,891)
In progress	160,150	36,311	—	(27,273)	169,188
Other	(20,170)	—	—	—	(20,170)

Total	935,151	(440,084)	66,684	199,988	761,739

	BALANCE ON 12/31/2014	ADDITIONS	WRITE-OFFS	COST/SERVICE TRANSFERS	RECLASSIFICATION TO FIXED ASSETS (DEVERTICALIZATION)	BALANCE ON 12/31/2015
Linked to Concession - Generation	500,285	37,336	(8,826)	(7,335)	(375,287)	146,173
In service	424,526	(5,897)	(8,826)	7,022	(326,105)	90,720
Intangible Assets	902,720	9,507	(15,506)	7,022	(715,310)	188,433
Accumulated Amortization	(434,599)	(15,340)	—	—	352,652	(97,287)
Special Obligations	(15,033)	—	6,744	—	7,991	(298)
Impairment	(28,562)	(64)	(64)	—	28,562	(128)

In progress	75,759	43,233	—	(14,357)	(49,182)	55,453
Intangible Assets	96,261	43,304	—	(14,357)	(55,606)	69,602
Special Obligations	(14,695)	(71)	—	—	5,807	(8,959)
Impairment	(5,807)	—	—	—	617	(5,190)

Linked to Concession - Distribution	357,791	(93,029)	(7,459)	(8,785)	—	248,518
In service	210,979	(122,113)	(8,683)	56,299	—	136,482
Intangible Assets	1,764,919	150,278	(144,414)	88,865	—	1,859,648
Accumulated Amortization	(1,469,338)	(246,100)	54,792	—	—	(1,660,646)
Special Obligations	(83,592)	(26,291)	80,939	(33,576)	—	(62,520)
Impairment	(1,010)	—	—	1,010	—	—

In progress	146,812	29,084	1,224	(65,084)	—	112,036
Intangible Assets	165,156	32,425	452	(66,324)	—	131,709
Special Obligations	(19,354)	(3,341)	772	2,250	—	(19,673)
Impairment	1,010	—	—	(1,010)	—	—

Linked to Concession - Transmission	4,558	83,735	—	99	—	88,392
In service	3,233	83,734	—	124	—	87,091
Intangible Assets	3,565	87,462	—	124	—	91,151
Accumulated Amortization	(332)	(3,728)	—	—	—	(4,060)

In progress	1,325	1	—	(25)	—	1,301
Intangible Assets	1,325	1	—	(25)	—	1,301
						—

Not Linked to Concession (Other Intangible Assets)	502,737	5,036	(16,692)	(39,013)	—	452,068
Administration
In service	765,557	1,605	(2,698)	66,851	—	831,315
Accumulated Amortization	(420,336)	(56,295)	146	(1,999)	—	(478,484)
Impairment	(42,595)	—	1,852	—	—	(40,743)
In progress	141,483	59,726	(6,278)	(34,781)	—	160,150
Other	58,628	—	(9,714)	(69,084)	—	(20,170)

Total	1,365,371	33,078	(32,977)	(55,034)	(375,287)	935,151

Intangible assets are substantially amortized during the concession period.

The final term of concession for Eletrobras’ Distributors expired on July 7, 2015. As mentioned in Note 2, the distribution companies in the Eletrobras Group computed the portion corresponding to the financial assets under IFRIC 12 proportionally by July 31, 2018, the deadline to remain responsible for operating and maintaining the public services of distribution as determined by the shareholders of Eletrobras.

NOTE 19 - IMPAIRMENT OF LONG-LIVED ASSETS

The Company has estimated the recoverable amount of its long-term assets based on value in use considering, among other factors, that there is no active market for the infrastructure linked to the concession. The value in use is determined based on the present value of the estimated future cash flow.

The premises used by the Management in determining discounted future cash flows for the purpose of recognizing the recoverable value of long-lived assets may be affected by several uncertain events, among which the following: estimate of power consumption levels, rate of economic activity growth in the country and the availability of water resources.

Although much of the revenue from cash-generating units is linked to contracts with readjustment clauses considering inflation protection, changes in the political and economic model may result in a higher country risk projection, leading to an increase in the discount rates used in tests.

The following main assumptions were considered:

•                  Growth compatible with historic data and growth perspectives of the Brazilian economy;

•                  Specific discount rate (after taxes) for the tested segments: 6.12% for non-renewable generation, 5.88% for renewable generation (except nuclear) and 5.88% for transmission (6.33% for generation, 6.02% for transmission in 2016) obtained using the methodology generally applied by the market, taking into consideration the weighted average cost of capital;

•                  Revenues projected in accordance with the contracts, with no provision for renewal of the concession/authorization;

•                  Expenses segregated per cash generating unit, projected based on the Business and Management Master Plan (PDNG) for 5 years and consistent with the plan for the remaining years;

•                  The Company treated each of its projects (concessions) as independent cash-generating units.

Angra 3 Nuclear Power Station

In the second semester of 2017, the Company changed the expectation for its conclusion of the Angra 3 venture, with a new planned date of starting into operation on January 1, 2025. In December 2016, this projection was for December 2022. In the same period, the total budget for the venture was updated based on June of 2017, so as to reflect the impact of the sharp fluctuations in inflation and exchange rate indices, in addition to the rescheduling of activities due to the new work schedule.

The methodology applied in the impairment test of the venture considers costs already realized by the date of these Financial Statements as recoverable assets, compared to a discounted cash flow extended until the end of the economic life of the Power Plant, which is 40 years, starting from the new date of entry into operation, January 2025, considering the economic lifespan to be the term of a license compatible with the Angra Power Plant in a similar project.

The discount rate was calculated by the WACC (Weighted Average Cost of Capital) method, considering traditional parameters usually used on the market.

Taking this new scenario into consideration, the Company revised the premises for the Angra 3 venture and made a new recoverability test for this project in December of 2017.

The main premises used in the recoverability test for this project are described below:

•                  Organic growth compatible with historic data and contractual tariff adjustments for inflation;

•                  Given the peculiar financing characteristics, the discount rate was calculated considering the specific capital structure of the project, which resulted in a discount rate for December 2017 of 5.39% (December 2016 of 5.47%). In addition to the traditional parameters, these calculations considered the beta calculated by ANEEL, leveraging the capital structure of the project. The choice of the beta used by ANEEL was because no public electricity generation company in Brazil has nuclear energy generation assets, contrary to the sample of companies used by ANEEL to calculate the beta, which considers American companies with at least two nuclear energy generation plants.

•                  The contractual tariff for the Angra 3 venture is R$ 148.65/MWh. For the impairment test, for the base date of December 30, 2017, the tariff used was adjusted by the contractually established indices, resulting in a value of R$ 244.51/MWh.

The basis used at the time when the contract was approved to calculate that tariff was unbalanced in relation to the service cost of the power plant, and was also not compatible with the average used in thermal power plant auctions at the time, and, therefore, is at a different and lower level than its segment, and does not provide an economic and financial balance to the project;

•                  The Angra 2 and Angra 3 power plants originate from similar projects, and for this reason the parameter of costs for Angra 2 was used for Angra 3. It so happens that there will be a gain in costs/productivity when Angra 3 goes into operation, since not all cost generating activities will have to be duplicated, since common areas will be serving both power plants.

The synergy established for this project, considering internal studies, pointed to a level of around 25.4%, a percentage that was used to estimate the operating cost for personnel, materials, outsourcing and other services of the Angra 3 power plant, in the impairment test.

Despite the changes to the project’s schedule, the Company has been assuring the preservation and integrity of the work already done and will take measures to implement the actions on a performance level aiming to recover the possible impacts on the schedule of works for the Angra 3 Power Plant.

The analysis devised by the Company found a negative Net Present Value (NPV) for the Angra 3 project of R$ 11,289,195. That result determined a total negative impact in the 2017 P&L of R$ 989,562, composed of an additional loss by impairment in the fixed asset of Angra 3 of R$ 950,960 and a net complement to the onerous contract provision of R$ 38,602 (see Note 33).

The accumulated value for the recoverable amount provision for the Angra 3 Power Plant, as of December 31 of 2017, corresponds to R$ 9,900,353 (R$ 8,949,383 as of December 31 of 2016), being equivalent to the total of working assets of the project.

The Company continues to monitor estimates and risks associated with the determination of the recoverable value from this project, and as new negotiations, studies or information are produced, requiring changes to the business plan for the project, they will be updated to reflect such changes.

Santa Cruz Thermal Power Station

As of December 31, 2017, the Company recorded an impairment of R$ 693,560 in the Santa Cruz TPP due to the costs associated with the investments required to complete the combined cycle as part of its project.

061-2001 Transmission Contract

As of December 31, 2017, the Company recorded a reversal of impairment in the amount of R$ 961,144 in the transmission contract 061-2001, mainly as a result of the reduction in personnel expenses observed with the realization of the extraordinary retirement plan.

As of December 31, 2017, the accumulated value of the provision deducted from the recoverable amount for all of the Company’s projects corresponds to R$ 16,681,419 (R$ 16,146,801 as of December 31, 2016).

A. Cash Generating Units (CGUs) that present a provision for impairment

The analysis performed by the Company on December 31, 2017 determined the need to create/ (reverse) a provision for losses in the following projects during 2017:

Generation

Cash-Generating Unit	12/31/2016	Additions	Reversals	12/31/2017
UTN Angra 3	8,949,393	950,960	—	9,900,353
UHE Samuel	435,860	—	(127,014)	308,846
UHE Batalha	407,703	—	(22,434)	385,269
Candiota Fase B	356,065	10,233	—	366,298
Candiota - Phase C	—	362,631	—	362,631
Casa Nova I	324,869	21,456	—	346,325
Complexo Eólico Pindaí	—	123,891	—	123,891
Complexo Eólico Pindaí II	—	54,531	—	54,531
Complexo Eólico Pindaí III	—	25,854		25,854
UHE Santa Cruz	—	693,560	—	693,560
UHE Simplício	342,328	—	(62,813)	279,515
UTE Camaçari	303,911	—	(23,342)	280,569
UHE Serra da Mesa	199,184	—	(199,184)	—
Eólica Hermenegildo III	145,319	—	(68,696)	76,623
Eólica Hermenegildo II	143,029	—	(45,449)	97,580
UHE Passo São João	130,292	—	(57,679)	72,613
Eólica Hermenegildo I	129,769	—	(37,020)	92,749
Livramento	—	129,869	—	129,869
UTE Coaracy Nunes	77,551	—	—	77,551
PCH João Borges	52,530	—	(5,437)	47,093
UHE São Domingos	44,252	—	(44,252)	—
PCH Rio Chapéu	41,755	—	(4,691)	37,064
Eólica Chuí IX	37,028	—	(9,869)	27,159
UTE Santana	27,840	—	—	27,840
UTE Mauá III	—	2,255	—	2,255
Other	52,138	—	(44,231)	7,907
Total	12,200,816	2,375,240	(752,111)	13,823,945

Cash-Generating Unit	12/31/2015	Additions	Reversals	12/31/2016
UTN Angra 3	5,922,141	3,027,252	—	8,949,393
UHE Samuel	417,632	18,228	—	435,860
UHE Batalha	559,345	—	(151,642)	407,703
Candiota Fase B	119,939	236,126	—	356,065
Casa Nova I	163,496	161,373	—	324,869
UHE Simplício	380,220	—	(37,892)	342,328
UTE Camaçari	343,765	—	(39,854)	303,911
UHE Serra da Mesa	—	199,184	—	199,184
Eólica Hermenegildo III	75,598	69,721	—	145,319
Eólica Hermenegildo II	65,815	77,214	—	143,029
UHE Passo São João	118,132	12,160	—	130,292
Eólica Hermenegildo I	56,301	73,468	—	129,769
UTE Coaracy Nunes	77,551	—	—	77,551
PCH João Borges	44,038	8,492	—	52,530
UHE São Domingos	44,703	—	(451)	44,252
PCH Rio Chapéu	37,279	4,476	—	41,755
Eólica Chuí IX	22,631	14,397	—	37,028
UTE Santana	27,840	—	—	27,840
UTE Mauá III	102,191	—	(102,191)	—
Other	81,717	—	(29,579)	52,138
Total	8,660,334	3,902,091	(361,609)	12,200,816

Cash-generating Unit	12/31/2014	Additions	Reversals	12/31/2015
UTN Angra 3	960,544	4,961,597	—	5,922,141
Candiota II Fase B	35,412	84,527	—	119,939
Eólica Coxilha Seca	—	81,142	—	81,142
UHE Samuel	340,888	76,744	—	417,632
Eólica Hermenegildo III	—	75,598	—	75,598
Eólica Hermenegildo II	—	65,815	—	65,815
UHE Simplício	440,276	—	(60,056)	380,220
Eólica Hermenegildo I	—	56,301	—	56,301
UTE Mauá	—	102,191	—	102,191
UTE Aparecida	—	50,508	—	50,508
UTE Camaçari	365,709	—	(21,944)	343,765
UTE Batalha	553,622	5,723	—	559,345
UHE Passo São João	151,311	—	(33,179)	118,132
Casa Nova	111,515	51,981	—	163,496
Others	230,853	—	(26,742)	204,111
Total	3,190,130	5,612,127	(141,921)	8,660,336

Transmission

Cash Generating Unit	12/31/2016	Additions	Reversions	Classification - Held for Sale	12/31/2017
CC 061-2001	2,077,006	—	(961,144)	—	1,115,862
CT 006-2010 - LT Mascarenha/ Linhares (ES)	—	25,638	—	—	25,638
LT Jauru Porto Velho	311,545	—	(58,788)	—	252,757
CC 018-2012 Mossoró Ceará Mirim	100,497	—	—	—	100,497
CC 005-2012 Jardim NSra Socorro	89,830	—	—	—	89,830
CC 006-2009 Suape II e III	88,101	—	—	—	88,101
CC 014-2008 Eunápolis TFreitas	81,995	4,776	—	—	86,771
CC 020-2010 Igaporâ BJLapa	69,268	—	—	—	69,268
LT Ribeiro Gonçalves - Balsas	65,000	—	(65,000)	—	—
CC 017-2009 Natal III Sta Rita	59,517	—	—	—	59,517
LT Funil-Itapebi	53,541	—	—	—	53,541
LT Camaçari IV - Sapeaçu	50,106	2,758	—	—	52,864
LT Pólo	—	9,044	—	—	9,044
Tucuruí/Miramar	16,069	2,591	—	—	18,660
CC 010-2011 Paraíso Lagoa Nova	44,800	—	—	—	44,800
SE Coletora Porto Velho	43,973	—	(40,787)	—	3,186
LT Recife II - Suape II	43,153	1,972	—	—	45,125
CC 010-2007 Ibicoara Brumado	40,611	—	—	—	40,611
CC 017-2012 Mirueira Jaboatão	31,184	—	—	—	31,184
CC 018-2009 Eunáp TFreitas C2	30,232	—	—	—	30,232
SE Caxias / Ijuí / N. Petrópolis / Lajeado	27,553	—	(27,553)	—	—
CC 019-2012 Igaporã Pindaí	21,506	—	—	—	21,506
LT Presidente Médice - Santa Cruz	20,611	—	(2,067)	—	18,544
CC 015-2012 Camaçari IV Pirajá	18,060	—	—	—	18,060
LT Campos Novos - Nova Santa Rita	16,847	350	—	—	17,197
Other	269,033	194,185	—	(162,791)	300,427
	3,670,038	241,314	(1,155,339)	(162,791)	2,593,222

Cash Generating Unit	12/31/2015	Additions	Reversions	12/31/2016
CC 061-2001	174,389	1,902,617	—	2,077,006
LT Jauru Porto Velho	126,025	185,520	—	311,545
CC 018-2012 Mossoró Ceará Mirim	100,497	—	—	100,497
CC 005-2012 Jardim NSra Socorro	89,830	—	—	89,830
CC 006-2009 Suape II e III	88,101	—	—	88,101
CC 014-2008 Eunápolis TFreitas	64,773	17,222	—	81,995
CC 020-2010 Igaporâ BJLapa	69,268	—	—	69,268
LT Ribeiro Gonçalves - Balsas	35,574	29,426	—	65,000
CC 017-2009 Natal III Sta Rita	59,517	—	—	59,517
LT Funil-Itapebi	54,597	—	(1,056)	53,541
LT Camaçari IV - Sapeaçu	39,552	10,554	—	50,106
CC 010-2011 Paraíso Lagoa Nova	44,800	—	—	44,800
SE Coletora Porto Velho	34,123	9,850	—	43,973
LT Recife II - Suape II	28,325	14,828	—	43,153
CC 010-2007 Ibicoara Brumado	40,611	—	—	40,611
CC 017-2012 Mirueira Jaboatão	31,184	—	—	31,184
CC 018-2009 Eunáp TFreitas C2	30,232	—	—	30,232
SE Caxias / Ijuí / N. Petrópolis / Lajeado	32,259	—	(4,706)	27,553
CC 019-2012 Igaporã Pindaí	21,506	—	—	21,506
LT Presidente Médice - Santa Cruz	27,339	—	(6,728)	20,611
CC 015-2012 Camaçari IV Pirajá	18,060	—	—	18,060
LT Campos Novos - Nova Santa Rita	30,822	—	(13,975)	16,847
Other	65,098	220,004	—	285,102
	1,306,482	2,390,021	(26,465)	3,670,038

Cash-generating Unit	12/31/2014	Additions	Reversals	12/31/2015
CC 061-2001	—	174,389	—	174,389
Correction/Inversion Station	43,909	—	(43,909)	—
CC 005-2012 Jardim NSra Socorro	46,788	43,042	—	89,830
CC 018-2012 Mossoró Ceará Mirim	61,681	38,816	—	100,497
CC 019-2012 Igaporã Pindaí	59,678	—	(38,172)	21,506
LT Ribeiro Gonçalves - Balsas	73,317	—	(37,743)	35,574
Linha Verde Transmissora de Energia S/A	100,494	—	(35,788)	64,706
SE Coletora Porto Velho	—	34,123	—	34,123
CC 010-2011 Paraíso Lagoa Nova	12,246	32,554	—	44,800
CC 020-2010 Igaporâ BJLapa	37,669	31,599	—	69,268
CC 018-2009 Eunáp TFreitas C2	7,784	22,448	—	30,232
CC 015-2012 Camaçari IV Pirajá	—	18,060	—	18,060
CC 006-2009 Suape II and III	105,933	—	(17,832)	88,101
CC 017-2012 Mirueira Jaboatão	20,290	10,894	—	31,184
CC 014-2008 Eunápolis TFreitas	53,962	10,811	—	64,773
CC 017-2009 Natal III Sta Rita	48,837	10,680	—	59,517
LT Campos Novos - Nova Santa Rita	22,089	8,733	—	30,822
SE Miranda II	—	7,079	—	7,079
Other	275,043	66,978	—	342,021
Total	969,720	510,206	(173,444)	1,306,482

Distribution

Concession	12/31/2016	Additions	Reversals	Classification - Held for Sale	12/31/2017
Amazonas D	63,610	—	(63,610)	—	—
Cepisa	90,885	—	(61,755)	(29,130)	—
Ceron	35,247	—	(10,731)	(24,516)	—
Ceal	32,446	—	(32,446)	—	—
Boa Vista	14,868	—	(5,437)	(9,431)	—
Total	237,056		(173,979)	(63,077)	—

Concession	12/31/2015	Additions	Reversals	12/31/2016
Amazonas D	—	63,610	—	63,610
Cepisa	290,247	—	(199,362)	90,885
Eletroacre	90,808	—	(90,808)	—
Ceron	59,885	—	(24,638)	35,247
Ceal	—	32,446	—	32,446
Boa Vista	17,281	—	(2,413)	14,868
Total	458,221	96,056	(317,221)	237,056

Concession	12/31/2014	Additions	Reversals	12/31/2015
Amazonas D	119,041	—	(119,041)	—
Cepisa	232,442	57,805	—	290,247
Eletroacre	60,026	30,782	—	90,808
Ceron	84,503		(24,618)	59,885
Boa Vista	—	77,400	—	77,400
Total	496,012	165,987	(143,659)	518,340

Administration

Intangible - Administration	12/31/2016	Additions	Reversals	12/31/2017
Livramento	—	215,340	—	215,340
Other	—	48,913	—	48,913
Total	—	264,253	—	264,253

The total impairment summary are shown below:

	12/31/2017
	Generation	Transmission	Distribution	Administration	Total
Fixed Assets	13,804,579	—	—	—	13,804,579
Intangible	19,366	—	—	264,253	283,619
Financial Asset	—	2,593,222	—	—	2,593,222
Total	13,823,945	2,593,222	—	264,253	16,681,420

	12/31/2016
	Generation	Transmission	Distribution	Total
Fixed Assets	12,141,003	—	—	12,141,003
Intangible	59,813	—	237,056	296,869
Financial Asset	—	3,670,038	—	3,670,038
Total	12,200,816	3,670,038	237,056	16,107,910

B. Cash Generating Units (CGUs) that do not present a provision for impairment

CGUs that have not suffered impairment have a recoverable value higher than the book value of the asset portfolio. The following table shows the percentage in which the recoverable value (“RV”) exceeds the book value (“BV”) of fixed assets, calculated as follows: (recoverable value/book value - 1). In addition, the Company performed a sensitivity analysis by increasing the 5% and 10% discount rate shown below to assess an “impairment risk” for each CGU. The CGUs that presented risk of impairment were: Milagres Curemas CC 008-2005, Ribeiro Gonçalves - Balsas TL, São Luiz II and São Luiz III TL, S. DOMINGOS Hydroelectric Power Station, CT 11/2010 and 02/2011.

UGC	Discount rate	Provision for Impairment in 2017	VR/VC- 1	VR/VC- 1 (5% var)	VR/VC-1 (10% var)	Hypothetical Impairment
HPP Balbina	6.12%	—	94.20%	91.90%	89.60%	—
TPP Aparecida Complexo	6.12%	—	47.10%	46.40%	45.70%	—
TPP Maua 3	6.62%	—	249.50%	239.60%	230.10%	—
Generation Boa Esperança	6.65%	—	443.50%	443.50%	443.40%	—
Generation - Complexo PA + Moxotó	5.88%	—	569.50%	550.80%	533.00%	—
Generation - Curemas	6.12%	—	79.50%	77.30%	75.00%	—
Generation - Funil	5.88%	—	2496.50%	2426.50%	2359.50%	—
Generation - Pedra	5.88%	—	297.40%	286.50%	276.20%	—
Generation - Sobradinho	5.88%	—	766.00%	749.90%	734.10%	—
Generation - Xingó	5.88%	—	3253.80%	3160.80%	3071.70%	—
HPP Itaparica	5.88%	—	1221.60%	1185.00%	1149.90%	—
CC 007-2005 Milagres Tauá	5.88%	—	23.10%	21.10%	19.10%	—
CC 008-2005 Milagres Curemas	5.88%	—	3.30%	1.60%	-0.10%	56
CC 013-2010 Aparica III	5.88%	—	8.70%	6.30%	4.00%	—
HPP Curuá-Una	6.12%	—	4.40%	2.80%	1.20%	—
HPP Tucuruí	6.12%	—	314.90%	308.80%	302.80%	—
Contract No. 058 - Basic Network	5.88%	—	23.80%	22.10%	20.40%	—
Rectifying/Inverting Station	5.88%	—	6.40%	4.20%	2.00%	—
LT - Jorge Teixeira - C1 and C2	5.88%	—	71.20%	67.10%	63.10%	—
LT - Porto Velho - Abuna - Rio Branco	5.88%	—	17.50%	14.70%	12.00%	—
LT - Ribeiro Gonçalves - Balsas	5.88%	—	4.80%	2.20%	-0.20%	254
LT - São Luiz II and São Luiz III	5.88%	—	0.30%	-2.00%	-4.30%	2,338
SE Miranda	5.88%	—	6.20%	3.80%	1.50%	—
Angra 1 and 2	5.88%	—	171.60%	166.20%	161.00%	—
WPP CERRO CHATO I*	6.12%	—	32.10%	28.70%	25.40%	—
WPP CERRO CHATO II*	6.12%	—	35.90%	32.30%	28.90%	—
WPP CERRO CHATO III*	6.12%	—	35.30%	31.70%	28.30%	—
HPP GOV. JAYME C. JÚNIOR	6.12%	—	30.70%	27.20%	23.90%	—
HPP S. DOMINGOS	6.12%	—	0.90%	-1.40%	-3.70%	15,092
CT 04/2004	5.88%	—	37.80%	35.30%	33.00%	—
CT 05/2009	5.88%	—	9.50%	6.70%	4.00%	—
CT 10/2005	5.88%	—	39.10%	36.20%	33.40%	—
CT 11/2010 and 02/2011	5.88%	—	2.90%	0.10%	-2.50%	3,530
CT 57/01 - New	5.88%	—	38.20%	33.30%	28.60%	—
CT 57/01 - Renewed	5.88%	—	37.10%	34.80%	32.60%	—
BRA-URU INTERCONNECTION	5.88%	—	51.00%	48.80%	46.60%	—
HPP ITUMBIARA	6.12%	—	2550.40%	2533.20%	2516.20%	—
HPP MANSO	6.12%	—	105.50%	99.20%	93.20%	—
HPP MASCAR. DE MORAES	6.12%	—	912.90%	897.40%	882.20%	—
HPP SERRA DA MESA	6.12%	—	124.40%	115.10%	106.20%	—

*Risk of impairment calculated by the discounted cash flow.

NOTE 20 — SUPPLIERS

	12/31/2017	12/31/2016
CURRENT
Goods, Materials and Services	7,652,713	5,768,345
Parcels of Petrobras (a)	1,376,265	2,305,083
Energy Purchased for Resale	1,309,172	1,480,953
CCEE - Short-term energy	105,602	104,920
	10,443,752	9,659,301

NON-CURRENT
Goods, Materials and Services	14,031	—
Parcels of Petrobras (a)	7,618,031	9,597,398
Energy Purchased for Resale	163,283	185,422
	7,795,345	9,782,820
	18,239,097	19,442,121

In the liabilities of suppliers, transactions involving the supply of goods, materials and services are recorded, mainly in current liabilities, the debt to BR Distribuidora SA in the amount of R$ 2,640,466 (2,275,768 as of December 31, 2016) and with the Gas Company of Amazonas-Cigás in the amount of R$ 5,286,531 (R$ 3,484,755 as of December 31, 2016) related to the supply of petroleum products for the production of electricity.

The agreement between Petrobras and Cigás, with the intervention and consent of Amazonas Distribuidora, whose purpose is the sale, on the part of Petrobras, and the purchase, on the part of CIGÁS, for thermoelectric generation purposes by Amazonas Distribuidora de Energia SA, or by another electric power generation concessionaire or Independent Electricity Producer, has a specific clause, in which the amounts payable that Cigás has with Amazonas Energia overdue for over forty-five days and that are subject to transfer to Petrobras will be assigned to the latter automatically, regardless of any notification. The accumulated amount of these liabilities up to December 31, 2017 is R$ 4,755,704.

The 2nd CCD was divided into 3 private instruments of debt acknowledgment and their respective installments signed with Petrobras Distribuidora S/A. They are related to the supply of petroleum products, signed on 12/31/2014, and the most relevant of them are the respective amounts: i) Contract I in the amount of R$ 3,257,366, with an updated amount payable of R$ 4,019,200; ii) Contract II in the amount of R$ 2,925,921, with an updated amount payable of R$ 3,616,581 and iii) Contract III in the amount of R$ 1,018,441, with an updated amount payable of R$ 1,258,843. The instruments anticipate amortization in 120 (one hundred twenty) successive monthly payments, at the daily prorated variation, considered from the date of signing of the contract until the date of its maturation, where the first payment was due on 02/20/2015, and the last on 01/30/2025. It should be noted that the default to Petrobras and Cigás arises from the delays in the transfer of financial resources from CDE/CCC.

Due to the partial split of BR Distribuidora that occurred on August 31, 2017, the credits referring to the contracts of acknowledgement of debts II and III were object of split and cession. Accordingly, Downstream Participações Ltda, a company created with the partial split of BR Distribuidora, became the creditor of 99.53476% of the obligations contracted under the contracts in question, and Petróleo Brasileiro, of 0.46524% as a result of the assignment.

In this context, the updated amount of the contracts of acknowledgement of debts II and III, R$ 4,852,742 is a credited to Downstream Participações Ltda and R$ 22,682 to Petróleo Brasileiro S.A. (Petrobras).

AS of December 31, 2017, the balance that the Company has recognized as a right to reimbursement with Petrobras amounts to R$ 4,755,704, and relates to the price difference in the transportation portion for natural gas. More details in Note 11 a.1.

NOTE 21 - ADVANCES FROM CLIENTS

	12/31/2017	12/31/2016
CURRENT
Early sale of energy - ALBRAS	68,738	60,504
Early sale of energy - BTG PACTUAL	10,153	—
Customer advances - PROINFA	575,962	560,277
	654,853	620,781

NON-CURRENT
Early sale of energy - ALBRAS	519,391	592,215
	519,391	592,215

TOTAL	1,174,244	1,212,996

I — ALBRAS

The subsidiary Eletronorte entered into an eletricity sell aggrement with ALBRÁS in 2004 for supply during a 20-year period, at an average of 750 MW*/month, by December 2006, and an average of 800 MW*/month from January 2007 to December 2024, using the UHE Tucuruí balance rate as a parameter, plus an added premium, calculated based on the price of aluminum on the London Metal Exchange (LME), England. This price establishment became an embedded derivative (See Note 44).

Based on these conditions, ALBRAS made advance purchase of electricity credits, with advance payment of R$ 1,200,000, which was established as a credit, in MW, of an average of 43 MW*/month from June 2004 to December 2006 and average of 46 MW/month from January 2007 to December 2024, to be amortized during the period of supply, in monthly portions expressed in those average MW, according to the rate in force in the billing month, as detailed below:

Contract dates
Customer	Initial	Final	Volume in Average Megawatts (MW)
Albrás	07/01/2004	12/31/2024	750 until 12/31/2006 and 800 from 01/01/2007
Alcoa	07/01/2004	03/31/2014	from 304 to 328
BHP	07/01/2004	12/31/2024	from 353.08 to 492

The position and movement of this liability are demonstrated as follows:

Balance on 12/31/2016	Amortizations performed	Gains	Balance on 12/31/2017	Current	Non-current

652,719	(82,977)	18,387	588,129	68,738	519,391

Balance on 12/31/2015	Amortizations performed	Gains	Balance on 12/31/2016	Current	Non-current

713,914	(66,867)	5,672	652,719	60,504	592,215

Balance on 12/31/2014	Amortizations performed	Gains	Balance on 12/31/2015	Current	Non-current

771,264	(54,068)	(3,282)	713,914	54,832	659,082

II — PROINFA

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

(*) Not examined by independent auditors

NOTE 22 - FINANCING AND LOANS

22.1 - Global Reversal Reserve (RGR)

The Company was responsible for the management of sector resources from the Global Reversal Reserve — RGR and others. In compliance with the Law no. 13,360/2016, governed by the Decree no. 9,022/2017, and with the Order from Agência Nacional de Energia Elétrica — ANEEL no. 1,079, from April 18, 2017, the responsibility for the estimate, management and movement of these Sector Funds was transferred to the Câmara de Comercialização de Energia Elétrica — CCEE, since May 1, 2017 (See Note 1).

The Company was authorized to withdraw resources from the RGR, applying them in the granting of funding earmarked for expansion of the Brazilian electric sector, improvement of the service and in the accomplishment of Federal Government programs.

Eletrobras will pay back the resources withdrawn from the RGR and used in granting loans to companies of the Brazilian electric sector, with interest of 5% per annum. In December 31, 2017, the balance of resources taken from the Fund totalizes R$ 7,420,021 (R$ 6,647,839 as of December 31, 2016), included under the item Financing and Loans.

The resources that make up the RGR Fund are not part of these statements, as it is a separate entity from the Company.

22.2 — Composition of loans and financing:

Debts are guaranteed by the Federal Government and/or Eletrobras and are subject to charges, with average rate in 2017 of 7.94% per year (9.65% per year in 2016).

	12/31/2017
	DEBT CHARGES		PRINCIPAL
	CURRENT			NON
	Average Rate	Value	CURRENT	CURRENT
Financial institutions
Foreign Currency

Inter-American Development Bank - IADB	4.98%	686	55,746	324,638
Corporación Andino de Fomento - CAF	3.61%	3,216	121,992	243,984
Kreditanstalt fur Wiederaufbau - KFW	2.47%	17	11,329	218,798
Eximbank	2.00%	152	32,256	—
BNP Paribas	2.18%	310	116,194	348,580
BIRD 7884	2.35%	4,543	130,219	521,219
		8,925	467,736	1,657,219
Bonus
Due 07/30/2019	6.88%	111,190	—	3,308,000
Due 10/27/2021	5.75%	68,687	—	5,789,000
		179,877	—	9,097,000
Other
MORGAN		—	—	—
LLOYDS		—	—	1,573
		—	—	1,573

		188,801	467,736	10,755,792
National Currency
Global Reversal Reserve	9.40%	—	—	7,420,021
FIDC	CDI + 2%	1,421	—	664,980
Banco do Brasil	8.82%	25,560	1,644,455	3,514,081
Caixa Econômica Federal	8.82%	116,653	1,693,531	7,510,100
BNDES	9.5%	301,461	932,038	7,504,657
Banco da Amazônia	125% of CDI	11,124	127,271	427,643
Santander	CDI + 2.5%	109	25,590	124,410
State Grid	IPCA	14,203	—	687,857
Other Financial Institutions		12,084	324,104	626,109
		482,615	4,746,989	28,479,858

		671,416	5,214,725	39,235,650

	12/31/2016
	DEBT CHARGES		PRINCIPAL
	CURRENT			NON
	Average Rate	Value	CURRENT	CURRENT
Financial institutions
Foreign Currency

Inter-American Development Bank - IADB	4.40%	1,382	85,242	374,763
Corporación Andino de Fomento - CAF	2.31%	4,607	469,378	360,566
Kreditanstalt fur Wiederaufbau - KFW	2.73%	15	4,349	199,347
Eximbank	2.00%	433	61,287	30,633
BNP Paribas	1.17%	362	114,476	457,904
Other		5,119	128,296	641,808
		11,918	863,028	2,065,021
Bonus
Due 07/30/2019	6.87%	109,546	—	3,259,100
Due 10/27/2021	5.75%	67,672	—	5,703,425
		177,218	—	8,962,525
Other
		—	—	12,145

		189,136	863,028	11,039,691
National Currency
Global Reversal Reserve		—	—	6,647,839
Banco do Brasil		69,704	900,478	2,138,476
Caixa Econômica Federal		112,956	1,088,475	9,230,810
BNDES		595,993	1,160,612	8,890,627
Banco da Amazônia		16,289	226,500	404,998
Promissory Notes		35,310	250,000	—
Santander		—	177,311	354,622
State Grid		—	—	318,471
Other Financial Institutions		22,119	125,636	761,347
		852,371	3,929,012	28,747,190

		1,041,507	4,792,040	39,786,881

22.3 - Movements of loans and financing:

Loans and Financing	12/31/2016	Raising / Cost	Interest, Monetary and exchange variations incurred	Costs incurred and paid	Interest Paid	Amortization of the Principal	Transfers	Classification - Held for Sale	12/31/2017
Foreign Currency Financial Institutions
Financial institutions
IADB	461,387	—	14,168	—	(11,195)	(83,289)	—	—	381,070
Corporación Andino de Fomento - CAF	834,550	—	34,871	—	(25,263)	(474,965)	—	—	369,193
Kreditanstalt fur Wiederaufbau - KFW	203,712	—	37,537	—	(6,167)	(4,938)	—	—	230,144
Eximbank	92,353	—	3,540	—	(1,561)	(61,924)	—	—	32,408
BNP Paribas	572,741	—	19,493	—	(11,795)	(115,356)	—	—	465,084
Other	775,220	—	19,831	—	(16,420)	(122,649)	—	—	655,981
Bonus
Due 07/30/2019	3,368,646	—	301,087	—	(250,544)	—	—	—	3,419,190
Due 10/27/2021	5,771,097	—	449,300	—	(362,709)	—	—	—	5,857,687
Other
MORGAN	10,846	—	163	—	—	—	—	(11,009)	—
LLOYDS	1,299	—	274	—	—	—	—	—	1,573
	12,091,850	—	880,264	—	(685,654)	(863,121)	—	(11,009)	11,412,330
National Currency
Financial institutions
Global Reversal Reserve	6,647,839	2,080,931	625,933	—	(185,152)	(1,098,083)	—	(651,446)	7,420,021
BNDES	9,016,040	1,229,527	774,014	(41,346)	(1,131,942)	(1,189,144)	78,331	—	8,735,480
Banco do Brasil	5,943,566	85,000	628,275	—	(670,817)	(801,929)	—	—	5,184,096
Banco do Nordeste do Brasil	215,837	—	14,672	—	(13,677)	(45,759)	—	—	171,073
BRDE	180,826	124,902	17,590	(18,935)	(138,935)	(21,021)	9,115	—	153,542
Caixa Econômica Federal	9,228,525	857,999	954,561	—	(763,449)	(911,853)	—	(45,499)	9,320,284
Santander	—	150,000	9,324	—	(9,215)	—	—	—	150,109
BASA	647,787	—	43,346	—	(48,626)	(76,469)	—	—	566,038
FINEP	161,362	—	7,049	—	(6,138)	(23,367)	—	—	138,906
Banco ABC - 30MM	30,040	—	3,896	—	(3,904)	—	—	—	30,032
BBM	—	100,000	5,736	—	(5,663)	—	—	—	100,073
IBM	2,246	—	—	—	—	—	—	—	2,246
Other
Promissory notes	285,310	690,000	4,441	(25,020)	(39,751)	(250,000)	—	—	664,980
FIDC	—	—	72,580	—	(71,159)	—	—	—	1,421
Credit Assignment - Santander	531,933	19,304	—	—	—	(182,137)	—	—	369,100
State Grid	637,266	30,314	34,480	—	—	—	—	—	702,060
	33,528,578	5,367,977	3,195,897	(85,301)	(3,088,429)	(4,599,762)	87,446	(696,945)	33,709,461

TOTAL	45,620,428	5,367,977	4,076,161	(85,301)	(3,774,082)	(5,462,883)	87,446	(707,954)	45,121,791

Loans and Financing	12/31/2015	Raising / Cost	Interest, Monetary and exchange variations incurred	Costs incurred and paid	Interest Paid	Amortization of the Principal	Transfers	12/31/2016
Foreign Currency Financial Institutions
Financial institutions
BID	655,467	—	(89,169)	—	(15,423)	(89,489)	—	461,386
Corporación Andino de Fomento - CAF	1,563,208	—	(185,683)	—	(36,922)	(506,053)	—	834,550
Kreditanstalt fur Wiederaufbau - KFW	251,819	—	(42,195)	—	(5,913)	—	—	203,711
Eximbank	178,794	—	(12,565)	—	(3,204)	(70,671)	—	92,353
BNP Paribas	822,368	—	(120,778)	—	(11,042)	(117,807)	—	572,741
Other	888,020	169,670	(125,836)	—	(16,713)	(124,132)	—	791,009
Bonus
Due 07/30/2019	4,019,639	—	(362,233)	—	(288,759)	—	—	3,368,646
Due 10/27/2021	6,904,345	—	(747,288)	—	(385,960)	—	—	5,771,097
Other
CAJUBI - Foundation Prev. ITAIPU PY	1,856	—	(557)	—	—	—	—	1,299
	15,285,515	169,670	(1,686,305)	—	(763,935)	(908,153)	—	12,096,793
National Currency
Financial institutions
Global Reversal Reserve	6,439,374	1,007,112	220,421	—	(138,869)	(880,198)	—	6,647,840
BNDES	10,414,453	763,893	909,748	—	(521,381)	(1,263,755)	344,276	10,647,233
Banco do Brasil	3,606,127	—	928,556	—	(882,116)	(443,066)	(100,843)	3,108,658
Banco do Nordeste do Brasil	264,992	—	18,168	—	(4,837)	(62,486)	—	215,837
BRDE	39,098	146,961	17,616	—	(10,468)	(16,877)	1	176,331
Caixa Econômica Federal	8,500,730	2,208,000	1,033,036	—	(801,655)	(264,434)	(243,435)	10,432,242
BASA	658,033	10,020	49,703	—	(47,873)	(17,030)	(5,069)	647,784
FINEP	163,880	—	8,050	—	(6,689)	(3,879)	—	161,362
Banco ABC - 30MM	—	30,000	290	—	(250)	—	—	30,040
Other	1,026,058	572,887	132,071	—	(14,920)	(259,789)		1,456,307
	31,112,745	4,738,873	3,317,659	—	(2,429,058)	(3,211,514)	(5,070)	33,523,635

TOTAL	46,398,260	4,908,543	1,631,354	—	(3,192,992)	(4,119,667)	(5,070)	45,620,428

Loans and Financing	12/31/2014	Raising / Cost	Interest, Monetary and exchange variations incurred	Classification - Held for sale	Interest Paid	Amortization of the Principal	Transfers	12/31/2015
Foreign Currency Financial Institutions
Financial institutions

BID	505,840	—	244,731	—	(14,781)	(80,323)	—	655,467
Corporación Andino de Fomento - CAF	1,831,686	—	706,607	—	(47,226)	(927,860)	—	1,563,208
Kreditanstalt fur Wiederaufbau - KFW	191,187	—	66,922	—	(6,290)	—	—	251,820
Eximbank	171,586	—	76,236	—	(4,196)	(64,832)	—	178,794
BNP Paribas	682,422	—	311,730	—	(10,394)	(161,390)	—	822,368
Other	1,046,251	179,372	954,369	(30,326)	(101,917)	(1,157,670)	(2,057)	888,022
Bonus								—
Due 07/30/2019	2,745,481	—	1,520,654	—	(246,496)	—	—	4,019,639
Due 10/27/2021	4,703,503	—	2,610,305	—	(409,465)	—	—	6,904,344
Other								—
CAJUBI - Foundation Prev. ITAIPU PY	1,263	—	593					1,856
	11,879,220	179,372	6,492,147	(30,326)	(840,764)	(2,392,075)	(2,057)	15,285,517
National Currency
Financial institutions
Global Reversal Reserve	7,421,796	800,654	360,808	—	185,152	(2,329,038)	—	6,439,373
BNDES	7,617,942	1,184,770	1,315,183	—	(378,723)	(846,861)	1,522,141	10,414,452
Banco do Brasil	5,308,481	763,068	900,238	(3,503)	(884,031)	(207,373)	(2,270,751)	3,606,128
Banco do Nordeste do Brasil	314,190	—	21,641	—	(21,476)	(49,361)	(2)	264,992
BRDE	45,733	—	8,691	—	(4,277)	(11,051)	2	39,098
Caixa Econômica Federal	5,080,211	3,018,404	844,747	—	(670,695)	(1,130,461)	1,358,525	8,500,730
BASA	473,982	—	53,978	—	(44,741)	(16,072)	190,886	658,033
FINEP	851,328	—	7,078	—	(6,705)	(3,621)	(684,200)	163,880
Other	546,243	1,229,397	75,751	(547,506)	(159,078)	(4,209)	(114,542)	1,026,057
Notas promissórias								—
FIDC								—
Credit Assignment - Santander	—	750,000	57,201	—	(158,171)	—	—	649,030
State Grid	—	271,656	6,943	—	—	—	—	278,599
Other	550,806	207,741	11,607	(547,506)	(907)	(4,209)	(116,933)	100,600
	27,659,905	6,996,293	3,588,115	(551,009)	(1,984,574)	(4,598,047)	2,059	31,112,743

TOTAL	39,539,125	7,175,665	10,080,262	(581,335)	(2,825,338)	(6,990,122)	2	46,398,260

Subsidiary Eletronuclear

On June 28, 2013, a contract was signed between the subsidiary Eletronuclear and Caixa Econômica Federal (CEF) in the sum of R$ 3,800,000, for financing of some of the Angra 3 ventures. The term of the agreement is 25 years, starting from the date of its signing, with an interest rate of 6.5% p.a. On March 21 of 2016 a second request for disbursement was made to CEF, for R$ 478,000.

A decision by the board of the Banco Nacional de Desenvolvimento Econômico e Social -  BNDES, on July 12, 2016, authorized renegotiation of the debt of contract no. 10.2.2032.1, signed between the BNDES and this subsidiary on February 23, 2011, suspending the beginning of payment of the principal on the debt and partially suspending the payment of interest determined monthly. In relation to debt charges, the payment of 70% of the interest was suspended for the period of July 15, 2016, to February 15, 2017. During this period, 30% of the interest amount determined would be settled financially, and the remainder would be capitalized into the balance owing. Starting on March 15, 2017, the subsidiary started to pay the full value of charges determined monthly.

On March 8, 2017, BNDES authorized a new renegotiation of the debt related to the Financing Agreement No. 10.2.2032.1, for the construction of the Angra 3 project. Under the terms approved, it was defined: I) the extension, until September 15, of the suspension of the main payment and 70% of the interest calculated monthly, regardless of the conclusion of the contract additive, keeping the unpaid interest capitalization; II) the maintenance of the main payment suspension from October 15, 2017 to January 15, 2018, conditioned by proof to BNDES by September 15, 2017: a) the favorable pronouncement of the Conselho Nacional de Política Energética (CNPE) regarding the feasibility of the project implementation continuity; b) the validity of the contract for the execution of civil works with Andrade Gutierrez or the publication of the bidding notice for civil works services to complete the project; and c) the publication of bidding notices for electromechanical assembly services of the project; and III) the incorporation into the debit balance of the contract Number 10.2.2032.1, referring to the value of the Renegotiation Commission, equivalent to 0.5% (five tenths) on the renegotiated total debt balance, plus IOF, in the form of Subcredit D.

On October 16, 2017, ELETRONUCLEAR began amortizing the principal debt and started to pay 100% of the charges of Subcredits A and B related to contract No. 10.2.2032.1, concluded with Banco Nacional de Desenvolvimento Econômico e Social — BNDES, for investments in the development of Angra 3.

Subsidiary Furnas

During fiscal 2016, the 1st and 4th disbursements for the contract of the subsidiary Furnas were released by BNDES, totaling R$ 232,799; release of the 6th to 14th disbursements in the Loan Agreement with State Grid Brazil Holding totaling R$ 158,872; release of the financing of the subsidiary Furnas with Caixa Econômica Federal (FINISA) in the value of R$ 1,130,000; and the renegotiation of the installments for April, May, June and July of 2016 in principal and charges for loans and financing from Eletrobras (ECF and ECR), in November of 2016, in the value of R$ 194,950.

Loans were granted from Santander Bank in the amount of R$ 150,000 and from BBM Bank in the amount of R$ 100,000. There was an increase to the debt balance of the Credit Assignment from Santander Bank in the amount of R$ 19,303 referring to the readjustment of the Extended National Consumer Price Index (IPCA) applied in May and the release of a loan made by the subsidiary Transenergia Goiás SA from BBM Bank in the amount of R$ 11,000.

Subsidiary Eletronorte

On January 12, 2017, the Management of the subsidiary Eletronorte approved, on January 12, 2017, a loan in the value of R$ 500,000 from Caixa Econômica Federal through Bank Credit Note (CCB), with the approval of Eletrobras, to strengthen the cash flow of the subsidiary. The credit line will be made available as funding is required.

Subsidiary Eletrosul

The subsidiary Eletrosul structured credit operations through the issuance of quotas of the Infinity DI (FIDC Infinity DI) Credit Receivables Fund in the amount of R$ 690,000 backed by receivables from the ANEEL Transmission Concession Agreement Number 057/2001, with the objective of raising funds for the Company’s investment plan, reimbursement of expenses, expenses or debts related to its investment projects, as well as the early redemption of all Promissory Notes of Eletrosul’s 2nd issue, due on March 2, 2017, in the total amount of R$ 289,751. Eletrosul’s Board of Directors approved the terms of the transaction on June 21, 2016 and its liquidation occurred on January 24, 2017.

FIDC Details:

• Date of release: 01/24/2017;

• Amortization period: 60 months;

• Grace period for the principal debt: 24 months;

• Amortization of the principal debt: customized, as of the 24th month;

• Amortization of the interest: monthly.

Distributors

The loans obtained by the subsidiaries from the Câmara de Comercialização de Energia Elétrica - CCEE with RGR funds were made in compliance with ANEEL Circular Number 1,079 due to the non-extension of the concession in order to ensure the adequate provision of services until there is a bidding process and assumption by a new concessionaire, with a grace period of 12 (twelve) months and amortization in 36 monthly installments after the end of the grace period, with management fee of 0.5% per year pro rata temporis on the debit balance, payable on the 30th day of each month and with the interest equivalent to 111% (one hundred and eleven percent) of the SELIC rate, published by BACEN, calculated pro rata temporis on the debit balance, incorporated during the grace period.

22.4 — Composition of financing and loans (by currency):

	12/31/2017		12/31/2016
	Balance in		Balance in
INDEX	thousands of reais	%	thousands of reais	%
Foreign currency
USD not indexed	9,307,980	21%	9,242,584	20%
USD with LIBOR	1,840,224	4%	2,551,902	6%
EURO	230,144	1%	203,712	0%
IENE	32,408	—	92,353	—
Other	1,574	—	1,304	—
Subtotal	11,412,331	25%	12,091,855	27%

National currency
CDI (Interbank Deposit Certificate)	12,159,697	27%	12,701,548	28%
IPCA (consumer price index)	369,100	0%	531,933	1%
TJLP (long-term interest rate)	6,809,224	15%	10,063,827	22%
SELIC (Special Settlement and Custody System)	1,782,785	4%	1,675,353	4%
Other	4,154,293	9%	1,359,417	3%
Subtotal	25,275,099	56%	26,332,078	58%

Not Indexed	8,434,363	19%	7,196,495	16%

Total	45,121,793	100%	45,620,428	100%

The long-term portion of financing and loans have their maturity scheduled as follows:

2019	2020	2021	2022	2023	After 2023	Total

4,546,527	8,234,480	4,191,258	9,194,882	3,165,340	9,903,162	39,235,650

22.5 — Commercial financial leasing operation:

The nominal value used in the calculation of the assets and liabilities originated by these contracts was found by reference to the contracted monthly contracted power, multiplied by the installed capacity (60 to 65 MW*) and by the number of months of validity of the contract.

The reconciliation of the total of future minimum payments on financial leases of the Company and its present value is demonstrated in the table below:

	12/31/2017	12/31/2016

Less than one year	209,226	212,698
More than one year and less than five years	836,902	836,902
More than five years	505,629	714,854
Charges for future financing on financial leases	(473,937)	(594,950)
Total minimum financial lease payments	1,077,820	1,169,504

Less than one year	145,324	136,662
More than one year and less than five years	581,295	558,094
More than five years	351,201	474,748
Present payment value	1,077,820	1,169,504

22.6 - Reconciliation of assets and liabilities to cash flows arising from financing activities

	Financing and Loans	Dividends / Interest on Equity	Debentures	Other Liabilities	Total

Financing cash flow variations

Financing and loans obtained	3,120,690	—	—	—	3,120,690
Payment of financing and loans - principal	(5,646,953)	—	—	—	(5,646,953)
Payments of shareholders remuneration	—	(381,436)	—		(381,436)
RGR resources to be distributed	—	—	—	800,654	800,654
Others	—	—	154,025	11,639	165,664

Total variation on the financing activities cash flow	(2,526,263)	(381,436)	154,025	812,293	(1,941,381)

Variations resulting from the obtainment or loss of control of subsidiaries or other businesses	—	—	—	(50,307)	(50,307)

Total amount on December 31, 2017	(2,526,263)	(381,436)	154,025	761,986	(1,991,688)

22.7 — GUARANTEES

The Company participates in the capacity of an intervening guarantor for several companies whose secured amounts, projections and amounts already paid are shown in the following tables:

Company	Project	Financing Bank	Method	Shareholding of the Subsidiary	Value of Financing	Outstanding balance on 12/31/2017	Balance of the Guarantor of Eletrobras	Guarantee End Date
Eletrobras	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,400,896	24,009	01/15/2042
Eletrobras	Norte Energia	CEF	SPE	15.00%	1,050,000	1,312,337	13,123	01/15/2042
Eletrobras	Norte Energia	BTG Pactual	SPE	15.00%	300,000	374,953	3,750	01/15/2042
Eletrobras	Norte Energia	Guarantee of Faithful Fulfillment of the Contract	SPE	15.00%	39,225	23,835	238	04/30/2019
Eletrobras	Rouar	CAF	SPE	50.00%	30,938	32,311	323	09/30/2018
Eletrobras	Mangue Seco 2	BNB	SPE	49.00%	40,951	34,769	348	10/14/2031
Eletrobras	Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	197,950	201,411	2,014	06/16/2031
Eletrobras	Santa Vitória do Palmar Holding S.A.	BRDE	SPE	49.00%	98,000	101,351	1,014	06/16/2031
Eletrobras	Santa Vitória do Palmar Holding S.A.	Issue of Debentures	SPE	49.00%	44,100	57,757	578	06/15/2028
Eletrobras	Eólica Hermenegildo I S/A	BNDES	SPE	99.99%	109,566	104,995	1,050	06/15/2032
Eletrobras	Eólica Hermenegildo I S/A	BRDE	SPE	99.99%	47,764	46,013	460	06/15/2032
Eletrobras	Eólica Hermenegildo II S/A	BNDES	SPE	99.99%	109,590	105,018	1,050	06/15/2032
Eletrobras	Eólica Hermenegildo II S/A	BRDE	SPE	99.99%	47,775	46,023	460	06/15/2032
Eletrobras	Eólica Hermenegildo III S/A	BNDES	SPE	99.99%	93,367	89,472	895	06/15/2032
Eletrobras	Eólica Hermenegildo III S/A	BRDE	SPE	99.99%	40,703	39,210	392	06/15/2032
Eletrobras	Eólica Chuí IX S/A	BNDES	SPE	99.99%	31,561	30,244	302	06/15/2032
Eletrobras	Eólica Chuí IX S/A	BRDE	SPE	99.99%	13,758	13,254	133	06/15/2032
Eletrosul	ESBR	BNDES	SPE	20.00%	727,000	881,525	8,815	01/15/2034
Eletrosul	ESBR	BNDES	SPE	20.00%	232,500	238,775	2,388	01/15/2035
Eletrosul	ESBR	BNDES - TRANSFER	SPE	20.00%	717,000	864,743	8,647	01/15/2034
Eletrosul	ESBR	BNDES - TRANSFER	SPE	20.00%	232,500	236,695	2,367	01/15/2035
Eletrosul	Cerro Chato I, II and III	Banco do Brasil	Corporate	100.00%	223,419	72,319	723	07/15/2020
Eletrosul	RS Energia	BNDES	Corporate	100.00%	126,221	42,621	426	06/15/2021
Eletrosul	Artemis Transmissora de Energia	BNDES	Corporate	100.00%	170,029	11,549	115	10/15/2018
Eletrosul	HPP Mauá	BNDES	Corporate	100.00%	182,417	127,376	1,274	01/15/2028
Eletrosul	HPP Mauá	BNDES/Banco do Brasil	Corporate	100.00%	182,417	127,393	1,274	01/15/2028
Eletrosul	HPP Passo de São João	BNDES	Corporate	100.00%	183,330	115,734	1,157	07/15/2026
Eletrosul	SC Energia	BNDES/Banco do Brasil	Corporate	100.00%	50,000	6,966	70	05/15/2019
Eletrosul	SC Energia	BNDES/BDRE	Corporate	100.00%	50,000	6,948	69	05/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	103,180	13,970	140	05/15/2019
Eletrosul	SC Energia	BNDES	Corporate	100.00%	67,017	19,007	190	03/15/2021
Eletrosul	HPP São Domingos	BNDES	Corporate	100.00%	207,000	159,969	1,600	06/15/2028
Eletrosul	RS Energia	BNDES	Corporate	100.00%	41,898	28,576	286	03/15/2027
Eletrosul	RS Energia	BNDES	Corporate	100.00%	9,413	7,026	70	08/15/2027
Eletrosul	RS Energia	BNDES	Corporate	100.00%	12,000	7,274	73	08/15/2027
Eletrosul	HPP Passo de São João	BNDES	Corporate	100.00%	14,750	9,565	96	07/15/2026
Eletrosul	Corporate Projects of Eletrosul	Banco do Brasil	Corporate	100.00%	250,000	167,123	1,671	11/15/2023
Eletrosul	Teles Pires	BNDES	SPE	24.72%	296,940	327,604	3,276	02/15/2036
Eletrosul	Teles Pires	BNDES/Banco do Brasil	SPE	24.72%	294,000	325,559	3,256	02/15/2036
Eletrosul	Teles Pires	Issue of Debentures	SPE	24.72%	160,680	182,006	1,820	05/30/2032
Eletrosul	Livramento Holding	BNDES	SPE	78.00%	29,255	20,782	208	06/15/2030
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	BNDES	SPE	80.00%	209,974	166,641	1,666	07/15/2028
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	Issue of Debentures	SPE	80.00%	62,040	88,393	884	09/15/2026
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	29,854	52,766	528	12/30/2038
Eletrosul	Complexo São Bernardo	KfW	Corporate	100.00%	136,064	177,361	1,774	12/30/2042
Eletrosul	Complexo Eólico Livramento - Entorno II	CEF	Corporate	100.00%	200,000	207,595	2,076	02/07/2018
Eletrosul	Corporate Projects of Eletrosul 3	FIDC DI	Corporate	100.00%	690,000	691,421	6,914	01/20/2022
Eletronorte	São Luis II and III	BNDES	Corporate	100.00%	13,653	6,968	70	11/15/2024
Eletronorte	Miranda II	BNDES	Corporate	100.00%	47,531	16,383	164	11/15/2024
Eletronorte	Ribeiro Gonç./Balsas	BNB	Corporate	100.00%	70,000	53,399	534	06/03/2031
Eletronorte	Lechuga/J. Teixeira	BASA	Corporate	100.00%	25,720	18,237	182	01/10/2029
Eletronorte	Substation Nobres	BNDES	Corporate	100.00%	10,000	5,837	58	03/15/2028
Eletronorte	Substation Miramar/Tucuruí	BNDES	Corporate	100.00%	31,000	19,497	195	08/15/2028
Eletronorte	Expansion of Substation Lechuga	BNDES	Corporate	100.00%	35,011	22,512	225	10/15/2028
Eletronorte	Norte Brasil Transmissora	BNDES	SPE	49.00%	514,500	427,812	4,278	12/15/2029
Eletronorte	Norte Brasil Transmissora	Issue of Debentures	SPE	49.00%	98,000	143,150	1,431	09/15/2026
Eletronorte	Linha Verde Transmissora	BASA	Corporate	100.00%	185,000	191,146	1,911	11/10/2032
Eletronorte	Manaus Transmissora	BNDES	SPE	30.00%	120,300	87,107	871	12/15/2026
Eletronorte	Estação Transmissora de Energia	BNDES	Corporate	100.00%	505,477	362,128	3,621	11/15/2028
Eletronorte	Estação Transmissora de Energia	BASA	Corporate	100.00%	221,789	202,757	2,028	10/15/2031
Eletronorte	Estação Transmissora de Energia	BASA	Corporate	100.00%	221,789	200,563	2,006	07/10/2031
Eletronorte	Rio Branco Transmissora	BNDES	Corporate	100.00%	138,000	100,142	1,001	03/15/2027
Eletronorte	Transmissora Matogrossense Energia	BASA	SPE	49.00%	39,200	33,937	339	02/01/2029
Eletronorte	Transmissora Matogrossense Energia	BNDES	SPE	49.00%	42,777	26,571	266	05/15/2026
Eletronorte	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	25,105	251	10/15/2029
Eletronorte	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	350,782	3,508	07/28/2029
Eletronorte	Belo Monte Transmissora de Energia S. A.	BNDES	SPE	24.50%	412,825	429,894	4,299	08/15/2032
Eletronorte	Belo Monte Transmissora de Energia S. A.	BNDES - TRANSFER	SPE	24.50%	214,375	226,383	2,264	08/15/2032
Eletronorte	Norte Energia	BNDES	SPE	19.98%	2,697,300	3,197,993	31,980	01/15/2042
Eletronorte	Norte Energia	CEF	SPE	19.98%	1,398,600	1,748,032	17,480	01/15/2042
Eletronorte	Norte Energia	BTG Pactual	SPE	19.98%	399,600	499,438	4,994	01/15/2042
Eletronorte	Implementation of PAR and PMIS	BNDES	Corporate	100.00%	361,575	278,875	2,789	12/15/2023
Eletronorte	Porto Velho Transmissora de Energia	BNDES	Corporate	100.00%	283,411	229,148	2,291	08/15/2028
Eletronorte	Reinforcement of the Working Capital Structure	CEF	Corporate	100.00%	400,000	229,154	2,292	04/30/2019
Eletronorte	HPP Sinop	BNDES	SPE	24.50%	256,270	227,483	2,275	06/15/2038
Eletronorte	Reinforcement of the Working Capital Structure 2	CEF	Corporate	100.00%	500,000	479,420	4,794	03/30/2021

Company	Project	Financing Bank	Method	Shareholding of the Subsidiary	Value of Financing	Outstanding balance on 12/31/2017	Balance of the Guarantor of Eletrobras	Guarantee End Date
Eletronuclear	Angra III	BNDES	Corporate	100.00%	6,181,048	3,650,440	36,504	06/15/2036
Chesf	ESBR	BNDES	SPE	20.00%	727,000	881,525	8,815	01/15/2034
Chesf	ESBR	BNDES	SPE	20.00%	232,500	238,775	2,388	01/15/2035
Chesf	ESBR	BNDES - TRANSFER	SPE	20.00%	717,000	864,743	8,647	01/15/2034
Chesf	ESBR	BNDES - TRANSFER	SPE	20.00%	232,500	236,695	2,367	01/15/2035
Chesf	Manaus Transmissora	BNDES	SPE	19.50%	78,195	56,619	566	12/15/2026
Chesf	Norte Energia	BNDES	SPE	15.00%	2,025,000	2,400,896	24,009	01/15/2042
Chesf	Norte Energia	CEF	SPE	15.00%	1,050,000	1,312,337	13,123	01/15/2042
Chesf	Norte Energia	BTG Pactual	SPE	15.00%	300,000	374,953	3,750	01/15/2042
Chesf	IE Madeira	BASA	SPE	24.50%	65,415	74,723	747	07/10/2032
Chesf	IE Madeira	BNDES	SPE	24.50%	455,504	338,220	3,382	02/15/2030
Chesf	IE Madeira	Issue of Debentures	SPE	24.50%	85,750	124,479	1,245	03/18/2025
Chesf	Corporate Projects Chesf 1	Banco do Brasil	Corporate	100.00%	500,000	224,218	2,242	02/28/2020
Chesf	Corporate Projects Chesf 2	CEF	Corporate	100.00%	400,000	151,105	1,511	02/27/2019
Chesf	IE Garanhuns S/A	BNDES	SPE	49.00%	175,146	139,120	1,391	12/15/2028
Chesf	Corporate Projects Chesf 3	BNDES	Corporate	100.00%	727,560	361,908	3,619	06/15/2029
Chesf	Corporate Projects Chesf 4	BNDES	Corporate	100.00%	475,454	209,493	2,095	06/15/2029
Chesf	HPP Sinop	BNDES	SPE	24.50%	256,270	227,483	2,275	06/15/2038
Chesf	Corporate Projects Chesf 5	CEF	Corporate	100.00%	200,000	188,698	1,887	09/06/2021
Furnas	HPP Batalha	BNDES	Corporate	100.00%	224,000	135,600	1,356	12/15/2025
Furnas	HPP Simplício	BNDES	Corporate	100.00%	1,034,410	586,337	5,863	07/15/2026
Furnas	HPP Baguari	BNDES	Corporate	100.00%	60,153	32,768	328	07/15/2026
Furnas	OTHER	Banco do Brasil	Corporate	100.00%	750,000	754,114	7,541	10/31/2018
Furnas	Rolagem BASA 2008	Banco do Brasil	Corporate	100.00%	208,312	208,384	2,084	12/28/2020
Furnas	Projetos de Inovação	FINEP	Corporate	100.00%	268,503	138,905	1,389	11/15/2023
Furnas	Corporate financing	Banco do Brasil	Corporate	100.00%	400,000	315,514	3,155	12/06/2023
Furnas	HPP Santo Antônio	BNDES	SPE	39.00%	1,594,159	1,951,042	19,510	03/15/2034
Furnas	HPP Santo Antônio	BNDES	SPE	39.00%	1,574,659	2,014,178	20,142	03/15/2034
Furnas	HPP Santo Antônio	BASA	SPE	39.00%	196,334	229,597	2,296	03/10/2034
Furnas	HPP Santo Antônio	Issue of Debentures	SPE	39.00%	163,800	212,214	2,122	12/27/2022
Furnas	HPP Santo Antônio	Issue of Debentures	SPE	39.00%	273,000	348,328	3,483	04/15/2024
Furnas	Centroeste de Minas	BNDES	SPE	49.00%	13,827	7,612	76	04/15/2023
Furnas	Brasventos Miassaba 3	BNDES	SPE	24.50%	30,984	25,105	251	10/15/2029
Furnas	IE Madeira	BASA	SPE	24.50%	65,415	74,723	747	07/10/2032
Furnas	IE Madeira	BNDES	SPE	24.50%	455,504	338,220	3,382	02/15/2030
Furnas	IE Madeira	Issue of Debentures	SPE	24.50%	85,750	124,479	1,245	03/18/2025
Furnas	Teles Pires	BNDES	SPE	24.50%	296,940	327,604	3,276	02/15/2036
Furnas	Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	294,000	325,559	3,256	02/15/2036
Furnas	Teles Pires	Issue of Debentures	SPE	24,72%	160,680	182,006	1,820	05/30/2032
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	2,536	1,485	15	05/15/2023
Furnas	Caldas Novas Transmissão	BNDES	SPE	49.90%	5,536	4,287	43	03/15/2028
Furnas	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporate	100.00%	294,700	350,782	3,508	07/28/2029
Furnas	Belo Monte Transmissora de Energia S. A.	BNDES	SPE	24.50%	412,825	429,894	4,299	08/15/2032
Furnas	Belo Monte Transmissora de Energia S. A.	BNDES - TRANSFER	SPE	24.50%	214,375	226,383	2,264	08/15/2032
Furnas	2012-2014 Investment Plan	BNDES	Corporate	100.00%	441,296	208,420	2,084	06/15/2029
Furnas	Empresa de Energia São Manoel	BNDES	SPE	33.33%	437,996	450,594	4,506	12/12/2038
Furnas	Empresa de Energia São Manoel	Issue of Debentures	SPE	33.33%	93,332	112,163	1,122	12/15/2018
Furnas	Corporate Projects Furnas 1	Banco do Brasil	Corporate	100.00%	50,000	50,018	500	12/28/2020
Furnas	Corporate Projects Furnas 2	Banco do Brasil	Corporate	100.00%	35,000	35,013	350	12/28/2020
Amazonas	Amazonas	Confession of Indebtedness - Petrobras/BR	Corporate	100.00%	2,405,979	4,019,441	40,194	01/30/2025
Eletroacre	Eletroacre	Confession of Indebtedness - Petrobras/BR	Corporate	100.00%	91,774	78,391	784	01/30/2025
Boa Vista	Boa Vista	Confession of Indebtedness - Petrobras/BR	Corporate	100.00%	19,320	14,125	141	12/31/2024
Cepisa	Corporate Project	CEF	Corporate	100.00%	94,906	45,499	455	07/20/2026
Ceal	Corporate Project Ceal	Banco IBM S/A	Corporate	100.00%	10,736	4,066	41	12/11/2019

Company	Project	Financing Bank	Method	Shareholding of the Subsidiary	Value of Financing	Outstanding balance on 12/31/2017	Saldo Garantidor	Guarantee End Date
Chesf	Manaus Transmissora	BASA	SPE	19.50%	48,750	59,178	592	09/16/2031
Chesf	Manaus Transmissora	BASA	SPE	19.50%	29,250	33,032	330	02/16/2029
Chesf	TDG	BNB	SPE	49.00%	29,764	26,101	261	03/30/2031
Chesf	TDG	BNB	SPE	49.00%	58,346	52,692	527	08/01/2032
Chesf	Eólica Serra das Vacas	Itau BBA e Bradesco BBI	SPE	49.00%	132,009	132,517	1,325	2017
Chesf	Eólica Serra das Vacas	Itau BBA e Bradesco BBI	SPE	49.00%	33,320	33,918	339	2017
Eletronorte	Manaus Transmissora	BASA	SPE	30.00%	75,000	91,043	910	09/16/2031
Eletronorte	Manaus Transmissora	BASA	SPE	30.00%	45,000	50,818	508	16/02/2029
Eletronorte	Belo Monte Transmissora de Energia	Issue of Debentures	SPE	24.50%	142,100	142,865	1,429	12/15/2031
Eletronuclear	Angra III	CEF	Corporate	100.00%	3,800,000	3,226,517	32,265	06/06/2038
Eletrosul	Expansion of the South Transmission System	BNDES	Corporate	100.00%	29,074	25,294	253	09/15/2029
Eletrosul	Brazil-Uruguay Interconnection	BNDES	Corporate	100.00%	21,827	18,988	190	09/15/2029
Eletrosul	Transmissora Sul Litorânea de Energia	BNDES	SPE	51.00%	252,108	225,345	2,253	02/15/2029
Furnas	Upgrade of HPP Furnas and HPP Luiz Carlos Bar	IADB	Corporate	100.00%	407,595	349,610	3,496	12/15/2031
Furnas	Belo Monte Transmissora de Energia	Issue of Debentures	SPE	24.50%	142,100	142,865	1,429	12/15/2031

Total					52,671,860	51,269,042	512,690

NOTE 23 — DEBENTURES

23.1 - Composition of debentures:

Subsidiary	Issuer	Date of Issue	Main characteristics		Interest rate	Due date	Balance on 12/31/2017	Balance on 12/31/2016
Eletronorte	Issued by ETE (incorporated by Eletronorte in March 2014)	06/2011	Private subscription of the first Issue of the Subsidiary held in favor of the Amazon Development Fund (FDA), and kept in custody of the operator of the contract, Banco da Amazônia S. A., with real and surety guarantee by deposit, in four series, all of which are convertible into shares of the SPE, with or without the right to vote.	Convertible into shares	TJLP + 1.65% a.a.	07/10/2031	202,757	201,375
Chesf	Issued by Extremoz Transmissora do Nordeste - ETN S.A.,	04/2017	First simple issue, non-convertible into shares issued by the Issuer, of the real guarantee type, in a single series. A total of 168,000 were issued with a nominal value of R $1,000.00 and distributed through the financial institution Banco Bradesco S.A.	Non-convertible into shares	IPCA + 7.0291% a.a.	01/15/2029	153,094	—
Santa Vitoria do Palmar	Eólicas Geribatu I a X	08/2014	Public issue of single series non-convertible debentures of the real guarantee type, with additional real and personal guarantee.	Non-convertible into shares	IPCA + 7.94% a.a.	09/15/2027	114,928	—
							470,779	201,375

Total Current Liabilities							183,432	12,442
Total Non-Current Liabilities							287,347	188,933

23.2 - Movements in debentures:

		12/31/2016	Raising	Charges	Amortization of the Principal	Transfer	Acquisition of a Subsidiary (*)	12/31/2017
	CURRENT
	Financial Institutions

Eletronorte	BASA/FDA	12,442	—	19,006	(17,625)	8,835	—	22,658
Chesf	Bradesco	—	168,000	10,533	(15,509)	(9,930)	—	153,094
S. Vitória do Palmar	BNDES/BRDE	—	—	—	—	—	7,680	7,680
	TOTAL CURRENT	12,442	168,000	29,539	(33,134)	(1,095)	7,680	183,432

	NON-CURRENT
	Financial Institutions

Eletronorte	BASA/FDA	188,933	—	—	—	(8,834)	—	180,099
Chesf	Bradesco	—	—	—	—	—	—	—
S. Vitória do Palmar	BNDES/BRDE	—	—	—	—	—	107,248	107,248
	TOTAL CURRENT	188,933	—	—	—	(8,834)	107,248	287,347

	TOTAL DEBENTURES	201,375	168,000	29,539	(33,134)	(9,929)	114,928	470,779

(*) Transfer of SPEs from Eletrosul to Eletrobras, see explanatory note 15.6.

		12/31/2015	Raising	Charges	Amortization of the Principal	Transfer	12/31/2016
	CURRENT

Eletronorte	BASA/FDA	14,555	—	1,749	(17,362)	13,500	12,442
Eletrosul	SPEs	342,671		2,720	(345,391)		—
	TOTAL CURRENT	357,226	—	1,749	(17,362)	13,500	12,442

	NON-CURRENT

Eletronorte	BASA/FDA	205,248	14,353		(17,168)	(13,500)	188,933
	TOTAL NON-CURRENT	205,248	14,353	—	(17,168)	(13,500)	188,933

	TOTAL DEBENTURES	562,474	14,353	1,749	(34,530)	—	201,375

		12/31/2014	Raising	Charges	Amortization of the Principal	Transfer	12/31/2015
	CURRENT

Eletronorte	BASA/FDA	13,422	—	4,367	(16,989)	13,755	14,555
Eletrosul	SPEs	255,159	101,093	49,004	(62,585)	—	342,671
	TOTAL CURRENT	268,581	101,093	4,367	(79,574)	13,755	357,226

	NON-CURRENT

Eletronorte	BASA/FDA	205,996		13,007	—	(13,755)	205,248
	TOTAL CURRENT	205,996	—	13,007	—	(13,755)	205,248

	TOTAL DEBENTURES	474,577	101,093	17,374	(79,574)	—	562,474

NOTE 24 - COMPULSORY LOAN

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

The remaining Compulsory Loan balance, after the fourth conversion into shares, on April 30, 2008, related to credits created from 1988 to 2004, is registered under current and non-current liabilities, maturing starting in 2008, and are remunerated at the rate of 6% a year, plus monetary update based on the variation of the Special Consumer Price Index (IPCA-E), and corresponds to R$ 501,134 as of December 31, 2017 (R$ 509,133 as of December 31, 2016), of which R$ 458,874 are non-current (R$ 460,940 as of December 31, 2016).

As such, the liabilities related to the Compulsory Loan refer to residual credits, created from 1988 to 1994, from industrial consumers with consumption greater than 2,000 kWh*, in the second phase of this Compulsory Loan, as well as to interest on those credits not claimed, as shown:

	12/31/2017	12/31/2016
CURRENT
Interest Payable	42,260	48,193

NON-CURRENT
Credits raised	458,874	460,940
TOTAL	501,134	509,133

Contingent liability

The Bearer Bonds issued due to the Compulsory Loan are not securities, are not tradable on the stock market, are not priced and are not payable.

The emission of these securities derived from a legal imposition, and not a corporate decision by the Company. Likewise, its taking by bondholders was not an act of their will, but a legal duty, by force of Law 4,156/1962.

The CVM (Brazilian securities commission), in a decision by its collegiate issued in administrative process CVM RJ 2005/7230,

affirmed in a document that “the obligations issued by the Company due to Law 4,156/1962 cannot be considered marketable securities.”

The CVM understood that there is no irregularity in the procedures adopted by the Company in its Financial Statements, with regards to the aforementioned obligations.

The unenforceability of those Bearer Obligations was reinforced by decisions of the Supreme Court, which corroborated the understanding that those securities have prescribed.

NOTE 25 — FUEL CONSUMPTION ACCOUNT — CCC

The Fuel Consumption Account (CCC), created by Decree 73,102, of November 7, 1973, is intended to combine the prorating of fuel consumption costs in the generation of thermoelectric energy, especially in the Northern region of the country.

The enactment of Law 12,783/2013 extinguished the obligation of contribution of this charge to the concessionaires of the public electricity service. Nevertheless, the Fuel Consumption Account had a total asset of R$ 202,885 as of December 31, 2016 and a noncurrent liability in the R$ 482,179 for the same period.

In accordance with Law No. 13,360 / 2016, regulated by Decree No. 9,022/2017, and with the Circular of the Agência Nacional de Energia Elétrica - ANEEL No. 1,079 from April 18, 2017, the responsibility for the budget, management and the Energy Development Account - CDE, the Fuel Consumption Account - CCC and the Global Reversal Reserve - RGR, was transferred to the Câmara de Comercialização de Energia Elétrica - CCEE, since May 1, 2017.

NOTE 26 — TAXES PAYABLE AND INCOME TAX AND SOCIAL CONTRIBUTIONS — LIABILITY

26.1- Taxes payable

	12/31/2017	12/31/2016
Current liabilities:
Taxes Withheld at Source (IRRF)	252,600	288,537
PASEP and COFINS	512,227	314,435
ICMS	127,901	214,385
PAES / REFIS	35,960	175,462
Parceling IR/CS	—	37,679
INSS/FGTS	93,910	134,907
ISS	28,491	41,585
Other	122,228	129,099
Total	1,173,317	1,336,089

	12/31/2017	12/31/2016
Non-current liabilities:
PASEP and COFINS	33,087	204,284
PASEP and COFINS deferred	65,588	40,319
PAES / REFIS	210,850	589,200
Parceling IR/CS	—	135,016
INSS/FGTS	—	32,847
Other	17,002	58,214
Total	326,527	1,059,880

26.2- Income tax and social contributions

	12/31/2017	12/31/2016
Current liabilities:
Current Income Tax	1,075,787	447,236
Current Social Contribution	422,432	159,612
	1,498,219	606,848
Non-current liabilities:
Deferred income tax/social contributions	8,901,931	8,305,606

26.3- Reconciliation of expense with income tax and social contributions

	12/31/2017		12/31/2016
	IRPJ	CSLL	IRPJ	CSLL
Earnings (Losses) before IRPJ and CSLL	(200,398)	(200,398)	12,024,095	12,024,095
Calculation Base
Total IRPJ and CSLL calculated at the rates of 25% and 9%, respectively	50,100	18,036	(3,006,024)	(1,082,169)
Effects of additions and exclusions:
Revenue from dividends	10,012	3,604	25,838	9,301
Previously unrecognized tax losses offset in the current year	673,043	242,295	778,512	280,264
PRT effect (see 26.8)	359,767	131,429	172,498	62,099
Constitution of Tax Credits	389,892	26,415	500,021	180,007
Deferred taxes acknowledged from prior periods	—	—	—	—
Deferred taxes not recognized/written off	(2,937,852)	(1,179,571)	(4,044,525)	(1,465,668)
Tax Incentives	412,143	—	185,217	—
Grants	(24,725)	(8,901)	(35,439)	(12,758)
Other additions and exclusions	206,032	102,986	(798,67)	(259,323)

Total income (expense) of IRPJ and CSLL	(861,588)	(663,707)	(6,222,573)	(2,288,246)
Effective rate	429.94%	331.19%	51.75%	19.03%

26.4- Tax Incentives - SUDENE

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

26.5 - Special payment plan - PAES

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

The financing term is limited to 180 months, and the balance owing, corrected by SELIC, is R$ 180,203 as of December 31, 2017 (R$ 478,525 as of December 31, 2016).

26.7 — Deferred PASEP and COFINS on Active Exchange Variance

On April 1, 2015, Decree No. 8,426 was published, which reestablished the rates of 0.65% and 4%, respectively, for the PIS/PASEP and COFINS due on financial revenue earned by legal entities subject to the non-cumulative incidence regime, valid starting on July 1, 2015.

Likewise, with the advent of Decree No. 8,451, published on May 19, 2015, the Federal Government reestablished the PIS/PASEP and COFINS rates due on financial revenue from monetary variances to zero, because of the exchange rate, derived from: (i) operations to export goods and services abroad; and (ii) obligations contracted by the legal entity, including loans and financing.

Since Decree No. 8,451 established that the rate of zero will be maintained only for the above-mentioned operations, the Controller, when settling the corresponding transactions, now collects the PIS/PASEP and COFINS contributions due on monetary variances derived from the fluctuation of the foreign currency observed in the loan agreements granted by the Company.

26.8 - Tax Regularization Program-PRT

On May 31, 2017, Eletrobras subsidiaries (Eletronorte, EDE Piauí, EDE, Alagoas, EDE Roraima, EDE Acre and EDE Rondônia) adhered to the Tax Regularization Program (PRT), established by the Federal Government through the Provisional Measure 766/2017. This program allowed, among other types of payment and installment, to eliminate federal tax debts by using tax loss to amortize up to 76% of the debt and the remaining installment balance in 24 months. The companies of the Eletrobras Group (already listed) registered the amount of R$ 891,249, using R$ 677,349 of tax loss and negative social contribution basis (equivalent to 76% of the consolidated debt) for cash payment and the remainder installments in 24 months. This transaction allowed for a gain of R$ 677,349 related to the use of the tax loss and the negative basis of social contribution.

NOTE 27 — REGULATORY FEES

	12/31/2017	12/31/2016
CURRENT LIABILITIES
RGR Quota	83,641	56,083
CDE Quota	89,688	53,733
PROINFA Quota	9,159	14,152
Compensation for the Use of Water Resources	178,978	72,456
Inspection Fee for Electric Energy Services	27,442	29,819
Research & Development - R&D	240,812	126,071
Energy Efficiency Program - PEE	65,802	258,590
Other	32,658	36,297
	728,180	647,201
NON-CURRENT LIABILITIES
RGR Quota	7,146	21,093
Research & Development - R&D	671,791	528,865
Energy Efficiency Program - PEE	19,486	65,295
	698,423	615,253

TOTAL	1,426,603	1,262,454

27.1 - Global Reversal Reserve - RGR

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

27.2 - Energy Development Account (CDE)

The Energy Development Account (CDE) is intended to promote the development of energy in the states, projects to universalize electrical energy services, the program to subsidize low-income consumers, and expansion of the natural gas grid to serve states that do not yet have pipelines.

Created on April 26 of 2002, CDE is managed by the Company, following the dispositions by the Ministry of Mines and Energy and with no effect to the Company’s results.

The CDE is also used to guarantee the competitiveness of energy produced from alternative sources (eolic, small hydroelectric plants and biomass) and from national mineral coal.

Starting in 2013, as one of the instruments to enable a reduction in light bills, this contribution was reduced to 25% of the current rate.

27.3 - PROINFA

The Federal government program for the development of projects to diversify Brazil’s energy grid and foster alternative sources of electrical energy, created by Law 10,438, of April 2002, is managed by the Company and seeks regional solutions for the use of renewable energy sources.

PROINFA establishes the operation of 144 plants, totaling 3,299.40 mW* of installed capacity. The plants in the program account for the generation of approximately 12,000 gWh/year—an amount capable of supplying about 6.9 million residences and equivalent to 3.2% of the total annual consumption in the country. The 3,299.40 mW* contracted are divided into 1,191.24 mW* from 63 Small Hydroelectric Plants (PCHs), 1,422.92 mW* from 54 eolic plants, and 685.24 mW* from 27 plants using biomass. This energy is guaranteed contracting for 20 years by the Company. Operations performed under PROINFA do not affect the Company’s results (which is responsible for payment).

* Information not audited by the independent auditors.

27.4 - Financial compensation for the use of water resources

Financial compensation for the use of water resources for the purposes of generating electrical energy was instituted by the Federal Constitution of 1988 and are a percentage that concessionaires of hydroelectric generation pay for the use of water resources. ANEEL manages the collection and distribution of resources among beneficiaries: States, cities and entities directly managed by the Federal Government.

As established by Law 8,001, of March 13, 1990, with the amendments given by Laws 9,433/1997, 9,984/2000 and 9,993/2000, 45% of the resources are destined for cities affected by the UHE reservoirs, while states are entitled to another 45%. The Federal Government gets 10% of the total. Generators characterized as Small Hydroelectric Plants (PCHs) are exempt from payment of this financial compensation.

The concessionaires pay 6.75% of the value of energy produced as Financial Compensation.

27.5 - Fee for Oversight of Electrical Energy Services

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

The TFSEE is owed since January 1, 1997 and is set annually by ANEEL and paid in twelve monthly payments.

27.6 — Research and Development — R&D and Energy Efficiency Program - PEE

Electricity concessionaires are obligated every year to invest the sum of at least 1% of their adjusted net operating revenue into research and development and the energy efficiency program for the electrical sector, in the terms of Law No. 9,991, of July 24, 2000.

R&D resources are intended to cost the studies and research on planning and expansion of the energy system, as well as on inventory and feasibility required to take advantage of hydroelectric potential. It seeks to promote a culture of innovation, creating new equipment and improving the provision of services that contribute to the security of electricity supply, the tariff modality, the reduction of the environmental impact of the sector and the technological dependence of the country.

The resources of PEE are intended to promote the efficient use of energy in all sectors of the economy through projects that demonstrate the importance and economic feasibility of improving the energy efficiency of equipment, processes and final uses of energy. It seeks to maximize the public benefits of energy saved and avoided demand, promoting the transformation of the market of energy efficiency, stimulating the development of new technologies and the creation of habits and rational practices of use of electric energy.

Complying with the order of said legal devices, in counterpart to the entries recorded in liabilities, concessionaires account in results, in research and development and energy efficiency, as a deduction from operating revenue.

NOTE 28 — SHAREHOLDERS’ COMPENSATION

	12/31/2017	12/31/2016
Current
Unclaimed dividends	9,520	25,312
Dividends withheld from previous years	—	1,837
Mandatory minimum dividends for the year	8,819	435,742
	18,339	462,891

28.1 — Unclaimed Dividends

The balance of the remuneration to shareholders, demonstrated in current liabilities as of December 31, 2017 contains the sum of R$ 9,520 (R$ 25,312 as of December 31, 2016) referring to unclaimed remuneration from the years of 2014, 2015 and 2016. The remuneration for 2011 and earlier has prescribed, in accordance with the Company’s bylaws.

28.2 — Minimum mandatory dividends in the year

The Company’s bylaws establish as minimum mandatory dividend 25% of the net profit, adjusted as per corporate legislation, respecting the minimum remuneration for preferred shares in classes A and B, of 8% and 6%, respectively, of the nominal value of the Company capital for these types and classes of shares, and with the possibility of payment of interest on equity. The mandatory minimum dividends of R$ 466,984 related to the fiscal year ended December 31, 2016, pursuant to paragraph third of article 205 of Law 6,404/76 and approval of the minutes of the 167th Extraordinary General Meeting and 57th Annual General Meeting on April 28, 2017, were paid on December 19, 2017.

NOTE 29 — POST-EMPLOYMENT BENEFITS

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

Due to the decentralized structure of the Eletrobras system, each segment sponsors its own package of employee benefits. In general, the Group offers its current and future retirees and its dependents pension benefits, and post-employment medical assistance and life insurance, as presented in the following chart:

	Social security benefit plans			Other benefits post
Company	BD Plan	Balance Plan	CD Plan	Life Insurance	Health Plan
Eletrobras	X		X	X	X
Amazonas	X		X
Boa Vista	X		X		X
Ceal	X		X		X
Ceron			X
Cepisa	X		X
CGTEE	X
Chesf	X	X	X	X
Eletroacre			X
Eletronorte	X		X	X	X
Eletronuclear	X				X
Eletrosul	X		X		X
Furnas	X		X	X	X

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

The charts below present a reconciliation of the present value of the defined benefit obligations and the fair value of assets whose values are recorded on the balance sheets for pension benefits and for all other post-employment benefits. Next we will present the consolidated results of the Eletrobras group. The most recent actuarial valuation of plan assets and of the present value of the defined benefits obligation was conducted on December 31, 2017.

Post-employment benefit obligations - amounts recognized in financial statements	2017	2016
Social security benefit plans	1,870,577	2,214,342
Life insurance and health plans	315,428	253,212
Other post-employment benefit obligations	—	8,093
Total post-employment benefit obligations	2,186,005	2,475,647

Current	184,293	107,571
Non-current	2,001,711	2,368,076

a) Reconciliation of the liabilities of the pension plans and other benefits

Social security defined benefit plans - Amounts recognized in balance sheet and statement of income for the year	2017	2016
Present value of actuarial obligations partially or totally hedged	23,084,912	21,682,893
Fair value of plan assets (-)	(23,153,018)	(22,025,946)
Net Liabilities/(Assets)	(68,107)	(343,054)

Effect of restriction on the asset	1,797,066	2,077,026
Contractual debt contracted between sponsor and plan	1,380,914	1,397,984
Financial debt contracted between sponsor and plan	—	15,479
Other social security benefits	26,683	171,525
Value of liabilities/(assets) of post-employment benefits	1,870,577	2,214,342

Net current service cost	(50,269)	(71,682)
Net interest cost	180,742	103,593
Actuarial Expense/(Revenue) recognized in the year	130,473	31,911

Other post-employment benefits - Amounts recognized in the balance sheet and statement of income for the year	2017	2016
Present value of actuarial obligations partially or totally hedged	315,428	253,212
Fair value of plan assets (-)	—	—
Net Liabilities/(Assets)	315,428	253,212

Value of liabilities/(assets) of post-employment benefits	315,428	253,212

Current service cost	10,479	13,711
Net interest cost	26,566	35,601
Actuarial Expense/(Revenue) recognized in the year	37,045	49,312

b) Disclosure of Defined Pension Benefits

Consolidated results of defined pension benefits — reconciliation of present value of the obligations of the defined benefit:

Social security defined benefit plans - Changes in the present value of the actuarial obligations	2017	2016
Amount of actuarial obligations at the beginning of the year	21,682,893	17,867,309
Subsidiary held for sale (*)	(339,490)	—
Current service cost	102,752	75,475
Interest on the actuarial obligation	2,273,454	2,262,079
Benefits paid in the year (-)	(1,821,569)	(1,576,185)
(Gain)/Loss on actuarial obligations arising from remeasurement	1,186,871	3,054,215
Actuarial (gains) losses resulting from changes in demographic assumptions	—	213,883
Actuarial (gains) losses resulting from changes in financial assumptions	1,094,536	2,723,761
Actuarial (gains) losses resulting from adjustments by experience	92,335	116,571
Present value of actuarial obligations at the end of the year	23,084,912	21,682,893

Consolidated results of defined pension benefits — reconciliation of the value of the plan assets:

Social security defined benefit plans - Changes and composition of the fair value of the assets	2017	2016
Fair value of assets at the beginning of the year	22,025,946	18,905,009
Subsidiary held for sale (*)	(311,680)	—
Benefits paid during the year (-)	(1,821,537)	(1,576,185)
Participant contributions disbursed during the year	153,884	147,157
Employee contributions disbursed during the year	328,526	281,376
Expected return on assets in the year	2,334,352	2,423,501
Gain/(Loss) on plan assets (excluding interest revenue)	443,525	1,845,088
Fair value of assets at the end of the year	23,153,018	22,025,946

Effective return of assets in the year	2,777,878	4,268,589

Consolidated results of defined pension benefits — Amounts recognized in Other Comprehensive Results

	2017	2016
Other Comprehensive Income (ORA) accumulated in the Social Security Program	3,641,454	3,482,507

	2017	2016
Actuarial gains (losses) recognized in ORA in the year net of deferred taxes - Social Security Program	(158,947)	(1,160,545)

c) Disclosure of Other Post-Employments

Consolidated results of other post-employment benefits — reconciliation of the present value of the defined benefit obligations:

Other post-employment benefits - Changes in the present value of actuarial obligations	2017	2016
Amount of actuarial obligations at the beginning of the year	253,212	272,296
Current service cost	10,547	13,187
Interest on the actuarial obligation	26,597	34,855
Benefits paid in the year	(211,441)	(30,013)
Costs from previous years	—	—
(Gain)/Loss on actuarial obligations arising from remeasurement	236,515	(37,113)
Actuarial (gains) losses resulting from changes in demographic assumptions	10,753	(3,190)
Actuarial (gains) losses resulting from changes in financial assumptions	24,243	27,039
Actuarial (gains) losses resulting from adjustments by experience	201,518	(62,580)
Present value of actuarial obligations at the end of the year	315,429	253,212

d) Actuarial and economic assumptions

The actuarial assumptions presented below are used to determine the defined benefit obligation and expenses for the year.

Economic Hypotheses

	2017	2016
Annual actuarial discount interest rate (i)	9.38% to 9.73%	10.95% to 11.17%
Annual actuarial discount real interest rate	5.13% to 5.45%	5.70% to 5.91%
Projection of average wage increase	4.06% to 6.59%	4.97% to 9.02%
Projection of average benefit increase	4.06%	4.97%
Real annual rate of evolution of medical costs	0% to 3.25%	0% to 4.43%
Average annual inflation rate	4.06%	4.97%
Expected return on plan assets (ii)	9.38% to 9.73%	10.95% to 11.17%

Demographic Assumptions

2016
Rate of turnover	0%; N/A; CORES - 2015; Attenuated by 20%; T1 Service Table SUAV 20%	0%; GAMA - Exp. Turnover; T1 Service Table Suav, 20%; 80% T1 Service Table

Table of active and inactive mortality

AT-83 Basic FEMALE; AT-83 Basic FEMALE; AT- 2000 M&F SUAV 10%; AT-2000 BASIC M; AT- 2000 BASIC DES 5% and Segregated by Gender; AT- 2000 BASIC (D30)% M&F; AT-2000 (UNISEX) DES 10%; AT-2000 (Suav, 10)% M&F; AT-2000 Basic M&F;

AT-2000 BASIC;AT-83 BASIC F;AT-2000 (D10%/D5%/D30)%;AT-2000 (attenuated by 10)%;

Table of mortality of disabled people

AT-49 DES; AT-49 DES 2 ANOS; AT-83 M&F SUAV 10%; MI-85 Segregated by Gender; AT-83 M; AT 49 Segregated by Gende; AT- 49 M&F; AT-49 AGRAV 100% M&F; AT - 83M (decreased by 5)%; RP 2000 DISABLED M&F; RRB - 1983

AT- 83;AT-83 (decreased, 10)%;AT-49 DES 2 years;MI-85;AT-49 M;AT- 49 M&F;AT-49 (M&F) AGR 100%;RP - 2000 Disable;AT - 83M (decreased by 5)%;RP 2000 Disable M&F;RRB - 1983

Table of disability	Alvaro Vindas; Medium Light	Light Weak, Medium and Strong; Alvaro Vindas

% married on the date of retirement	95%	95%
Age difference between men and women	4 years	4 years

(i) Long-term interest rate

(ii) Represents the maximum and minimum return rates of asset plans.

The definition of this rate took into account the market practice of Federal government bonds, according to the criteria recommended by national and international standards, for terms similar to those of the flow of obligations of the benefits program, for the duration.

The global expected return rate is the weighted average of expected returns from the various categories of plan assets. The Management’s valuation of expected return is based on historical return trends and market analysts’ forecasts for the assets during the life of the respective obligation. The current return of BD plan assets as of December 31, 2017 was R$ 2,777,878 (R$ 4,268,589 in 2016).

e) Employer contributions

Contributions under the CD plan for the year ended December 31, 2017 were R$ 163,857 (R$ 214,783 in 2016).

Contributions under the BD plan for the year ended December 31, 2017 were R$ 328,526 (R$ 281,376 in 2016).

The Company expects to contribute R$ 50,384 to the defined benefit plan in the next year.

The average weighted duration of the defined benefit obligation of the Company is 10.87 years.

An analysis of the expected maturity of non-discounted benefits of post-employment defined benefit plans for the next 10 years:

Social Security Program	Year 1	Year 2	Year 3	Year 4	Year 5	Next 5 Years	Total

On December 31, 2017	1,728,431	1,731,547	1,730,953	1,722,171	1,710,042	8,279,491	16,902,635

f) The actuarial assumptions relevant to determining the defined obligation are: discount rate, medical cost, and mortality. The following sensitivity analyses were determined based on reasonably possible changes to the respective assumptions which occurred at the end of the reporting period, all other assumptions remaining constant.

Consolidated group

•                  If the discount rate were 0.25% higher (lower), the defined benefit obligation would be reduced by R$ 551,847 (increased by R$ 579,980).

•                  If the medical costs were 0.25% higher (lower), the defined benefit obligation would have an increase of R$ 5,947 (reduction of R$ 7,502).

•                  If life expectancy increased (decreased) in a year for men and women, the defined benefit obligation would increase by R$ 490,696 (decrease by R$ 497,409).

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

g)     Sums included in the fair value of plan assets

Asset Class	2017	2016
Available Immediate Values	797	10,361
Realizable	834,606	913,902
Private Deposits Credit	1,171,009	364,800
Investments in Fixed Income	16,359,920	16,409,421
Investments in Variable Income	2,088,593	2,545,552
Investment in Funds	1,853,234	1,231,716
Real Estate Investments	793,797	823,129
Structured Investments	545,444	451,874
Loans and Financing	562,396	563,357
Other	2,186	76,172
(-) Funds receivable from the sponsor	(319,896)	(421,767)
(-) Operating Liabilities	(130,987)	(111,563)
(-) Contingency Liabilities	(305,669)	(503,233)
(-) Investment Funds	(82,271)	(117,356)
(-) Administrative Funds	(200,293)	(192,172)
(-) Social Security Funds	(19,849)	(18,249)
Total Assets	23,153,018	22,025,946

The fair value of capital and debt instruments is determined based on market prices quoted in active markets, while the fair value of securities investments are not based on market prices quoted in active markets. The amounts reducing the assets referred to liabilities of the funds that are not related to the employees benefits payments.

NOTE 30 - PROVISION FOR LITIGATION

The Company and its subsidiaries are involved in various activities in progress within the judiciary framework, particularly in labor and civil spheres, which are in various stages.

The Management of the Company adopts the procedure of classifying the lawsuits filed against the Company in relation to the risk of loss and occurrence of present obligations as a result of past events, assisted by its legal advisors, as follows:

•                  for lawsuits whose negative outcome for the Company is considered as a probable loss, in addition to meeting the condition of a present obligation connected to a past event, and being reasonably measurable liabilities, provisions are constituted;

•                  for lawsuits whose negative outcome for the Company is considered as likely, provision is not recorded and their corresponding information is disclosed in Notes, when relevant, and

•                  for lawsuits whose negative outcome for the Company is regarded as remote, no provision made and only information is disclosed in the Explanatory Notes, which, at the discretion of the Management, is deemed of importance for better understanding of the financial statements.

Therefore, to face probable losses, provisions for contingencies are recorded, in accordance with the decisions made by the management of the Company and its subsidiaries, supported by their legal advisors, as the best estimate to cover potential losses in court proceedings.

On the closing date of these financial statements, the Company has the following provisions for legal obligations connected with lawsuits, by nature, considered by the Management of the Company as being an entity’s present obligation, derived from events that have already occurred. The settlement of them is expected to result in the withdrawal of entity resources:

a) Provision for contingencies:

	12/31/2017	12/31/2016
CURRENT
Labor	278,104	39,373
Tax	6,882	4,415
Civil	1,233,401	1,039,687
	1,518,387	1,083,475
NON-CURRENT
Labor	2,358,354	1,369,292
Tax	625,879	586,429
Civil	20,049,730	17,690,233
	23,033,963	19,645,954
	24,552,350	20,729,429

These provisions during this period evolved as follows:

Balance as of 12/31/2016	20,729,429
Additions	6,762,387
Reversals of provisions	(2,514,588)
Monetary Correction	1,314,434
Write-offs	(1,087,114)
Payments	(652,198)
Balance as of 12/31/2017	24,552,350

In the table above, additions and reversals are represented by claims that have any change in the probability of loss, according to IAS 37 requirements; write-offs represents a non cash event corresponding to the claims that have a gain outcome.

The constitution and reversal of the provision for contingencies were recorded in the statement of income as Operating Provisions (Note 41).

a.1) Civil lawsuits

i.                                          Monetary Correction Claim concerning the Compulsory Loan

There is an expressive judicial litigation involving Eletrobras. The largest number of claims in this universe refers to claims aimed at getting monetary correction criteria to be applied to accounting credits of the Compulsory Loan on consumption of electricity.

These lawsuits were created in order to confute the monetary correction system determined by legislation governing the Compulsory Loan and applied by the Company.

Credits of the compulsory loan were fully paid by the Company throughout of shares conversions carried out in 1988, 1990 and 2005.

The difference in the monetary correction criteria aforementioned has been presented to the Superior Court of Justice (STJ), and the merit has been decided by that Court. The matter, however, is currently subject to appeals to the Federal Supreme Court (STF), which are pending judgment.

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

The Company maintains a provision for these civil contingencies in the amount of R$ 16,596,267 as of December 31, 2017 (R$ 13,901,602 as of December 31, 2016) relating to these proceedings.

ii.                                       Amazonas GT and Eletrobras

It is important to record the existence of proceedings filed against Amazonas GT, where Eletrobras was included as defendant, as it appeared as guarantor and main debtor of Amazonas in several electricity supply contracts.

These proceedings arise out of payments, fines, and fees charged due to alleged delays and default by Amazonas GT in compliance with obligations related to such contracts.

Specifically in these contracts for supply of energy in which Eletrobras appears as the guarantor, the Company mains the provision of R$ 545,928 (R$ 531,198 as of December 31, 2016) tied to assets of the same amount of the subsidiary Amazonas GT.

iii.                                    Amazonas Distribuidora and Eletrobras

A Proceeding that disputes any delays in the payment by Amazonas Distribuidora to Independent Power Producers (PIE), Companhia Energética Manauara S/A, as Eletrobras was included in a passive role, due to being obligated as the guarantor and principal debtor of this contract for supply of energy, as of December 31, 2017, the Company presents the amount of R$ 12,985 (R$ 12,635 as of December 31, 2016) provisioned in its contingencies.

Amazonas Distribuidora

i. Delays in Payments to Independent Power Producers

The Company is party to 18 lawsuits filed by Independent Power Producers (PIE), GERA - Generadora de Energia do Amazonas S.A. Breitener Jaraqui S.A., Companhia Energética Manauara S/A and Rio Amazonas Energia S.A., in which the following objects are discussed: a) annulment of a fine imposed by the Company due to the delay on the part of the PIE in starting the operation of the plant; b) collection of differences in billing of the portion of energy price related to the fuel supply used in the operation of the plant, raising questions about the formula in Annex G; and c) collection of differences in the amounts resulting from the extinction of CPMF.

As a result of new procedural changes, the Management reassessed the prognosis of the cases jointly with legal advisors in 2016. As of December 31, 2017, the Company presents the updated amount of R$ 1,060,261 (R$ 965,517 as of December 31, 2016) provisioned for contingency.

ii. Tax contingent liabilities with possible loss risk

The Company has tax related risks related to PIS / COFINS on the CCC / CDE reimbursement that are not provisioned, since it involves risk of loss classified by Management and its legal advisors as possible.

The CCC / CDE is a charge of the Brazilian electricity sector paid by all electricity distribution and transmission concessionaires in order to subsidize annual generation costs in areas not yet integrated to the National Interconnected System (SIN), called Isolated Systems .

In this context, the CCC / CDE account is intended to cover the expenses of Amazonas Energia with the purchase of inputs (liquid and gaseous fuel), purchase of energy for resale (Independent Producers), among other usual expenses. The value transferred by the CCC / CDE corresponds to the surplus calculated in relation to the Total Cost of Generation (CTG) and the amount generated valued by the average price of power and energy traded in the Regulated Contracting Environment (ACR), the amount of which is reimbursed by CCC / CDE and accounted for as an expense recovery, not being characterized as a subsidy and, consequently, is not an operating income, and is therefore not considered on the basis for calculating PIS / PASP and COFINS, in the opinion of Management, based on opinion issued by the Company’s legal counsel.

Although no liability has been recognized as it is not probable that there will be an outflow of funds, if the tax authorities charge the collection of these taxes, the Company’s management estimates that the risk related to the last five fiscal years totals R $ 716,932, without fines and other charges.

CGTEE

i. Case 2-12 0 236/12

KfW Bank postulates in relation to the recovery of obligations from the loans of CGTEE, which appeared as guarantor of this loan, considering the repayments due (recorded as contractual fines), interest on overdue loans, late payment interest on overdue repayments and a claim for damages. CGTEE does not recognize the guarantees, including, having a legal action in progress with evidence of the false nature of the guarantees. CGTEE has received the Official

Letter No. 2677/2013/CGCI-DRCI-SNJ-MJ, 4/12/2013, from the Ministry of Justice, which forwards the Letter Rogatory notifying the action of collection of KfW in relation to the Frankfurt Regional Court. The Letter Rogatory received the number 7988/DE (2013/0109413-6) in STJ. It refers to the collection of the guarantee of 4 (four) contracts of the Winimport S/A Thermal Electric Plant. 3 hearings have already been conducted in Germany. Noerr’s office communicated the condemnatory sentence of Eletrobras CGTEE in favor of KfW dated from 05/20/2016 in the estimated amount of EUR 74,338. An appeal was filed on 6/23/2016. The reasons for the appeal have been presented on 9/27/2016. The next step will be the statement of KfW about the appeal. According to Noerr’s Office, the probability of loss for the legal proceedings is probable and the value of R$ 314,469 was provisioned as of December 31, 2017.

Chesf

i.                                          Declaration of Nullity

Chesf is the plaintiff of a legal action in which seeks the partial Declaration of Nullity of the addendum (K Factor analytical correction of prices) regarding the construction agreement for the Xingó Hydroelectric Plant, signed with the consortium formed by Companhia Brasileira de Projetos e Obras, CONSTRAN S.A.-Construções e Comércio and Mendes Junior Engenharia S.A. (defendants in this proceeding, and from this point forward referred to as such) requests the return of double the sums paid for K Factor, valued at approximately R$ 350,000 (values at the time, converted into reais). The same defendant, in addition to contesting the fact, filed, in parallel, a counterclaim requesting the condemnation of Chesf for payments due arising from the same contractual addendum not timely paid by the Company (partial disallowance of the K Factor between July 1990 and December 1993, pursuant to law no. 8,030/1990, and full suspension of payment of the K Factor, from January 1994 to January 1996).

After a long procedure in ordinary instances, including a dispute in relation to the judiciary branch responsible for its processing and decision (Chesf and the Federal Government, assisting it in the proceeding, agreeing to the jurisdiction of the Regional Federal Court of the 5th Region, under law no. 8,197/1991, agreed to be the jurisdiction of the State Court, this understanding being ratified by the Court of Justice of Pernambuco/TJPE — the Superior Court of Justice/STJ, when requested to comment on the matter, he did not hear the corresponding special appeal for exclusively procedural reasons), the legal action of Chesf was dismissed and the counterclaim of the defendant was upheld, both decisions being handed down by the TJPE.

Chesf and the Federal Government, in the course of the proceeding — due to incidental matters — and especially at its end in ordinary instances, presented special and extraordinary appeals. Around the main proceedings, the Supreme Federal Court/STF did not know of the extraordinary appeal, because there is no directly constitutional matter in the controversy. And the STJ, in August/2010, dismissed Chesf’s special appeal (RESP 726.446), prompting the Company’s filing of foreclosure proceedings, whose judgment was initiated in December/2012 and concluded in December/2013, being equal to them disqualification and object of second Embargoes of Declaration, which, equally, were denied. Subsequently, special appeal appeals were filed. In February 2016, the disputes of divergence of competence of the Special Court of the STJ were dismissed at the outset by the Rapporteur, Minister Luiz Felipe Salomão. Chesf filed a regimental aggravation of this decision, rejected by the Special Court and pending publication.

On 12/2/2016, Chesf filed an Incidental Provisional Protection Petition in the records of the RESP no. 1,530,912/PE, which was granted, providing suspensive effect to stop the enforcement of the judgment issued by the TJPE until final decision of the special appeal.

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

After this, the same defendant formulated a liquidation proceeding of the temporary decision that held in its favor - and not without previously, in turn, having been denied, due to lack of jurisdiction, the Federal Court, the decision was overturned by the TJPE at the request of the defendant-, it was dismissed without merit due to the decision of the first instance that, when appealed, was overturned by the TJPE, which upheld, to a large extent, the appeal, (AI 205,097-7), in relation to the claim of the defendant, ratifying, with exclusions, the second final expert report for arbitration of the amounts presented in fact in the first instance. In addition, in this same case, and after the subsequent review of the various motions articulated by all parties to the proceedings, the same TJPE accepted the claim of Chesf to the extent of excluding from the former ratification of the values the improper accrued computation of contractual and legal late interest, thereby reducing considerable the amount recognized in favor of the defendants.

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

It is also noted the liquidation proceeding -, that independent from the previously referenced special and extraordinary appeals pending review, there is a legal addition in course before the STJ RESP 1,366,295, where, already after the validity of law no. 9,469/1997, the jurisdiction of the proceeding and judgment of that legal action was disputed again (Chesf and the Federal Government, assisting it in the proceeding, agree on the jurisdiction of the Federal Court; the defendant considers the Judicial Branch of the State of Pernambuco as having jurisdiction): in this appeal there was a denial from the Second Chamber of the STJ, followed by motions for reconsideration. On March 2016 there was a review of the referenced motions for reconsideration with identical results, and this decision was published on 9/12/2016.

On August 2013 the defendant, after the completion of the liquidation proceedings before the ordinary instances — and without prejudice to the appeals to the aforementioned higher courts -, took the initiative before the 12th Circuit Court of Recife — PE to promote the provisional enforcement of the amounts, which referenced in the April/2015 amounted to a sum of R$ 1,035 million. There was an on-line determination of attachment made, via Bacenjud, with several initiatives of incidence concerning the assets of CHESF. Up to 12/31/2015 the amounts blocked totaled R$ 360 million. The consortium petitioned requesting 25% of the invoicing of Chesf to be attached, and the amount until then that was blocked was released without the presentation of suitable collateral. This petition was dismissed by the Court, and this decision was later upheld by the TJPE. On 2/24/2016 a new decision of 12th Circuit Court of the District of Recife granted the request for attachment on Government bonds held by

Chesf, in order to complement, up to the amount of the condemnation, the amount already locked. Against this measure, a regulatory appeal was filed with the TJPE, which is pending decision. The National Treasury Secretariat reported the impossibility of compliance with this determination and, therefore, the Banco do Brasil and Caixa Economica Federal were officially informed. On 5/31/2016, the Caixa Econômica Federal blocked the amount of R$ 125 million, applicable to funds of that institution.

A complaint was filed by Chesf, on 5/31/2016, seeking the suspension of the provisional enforcement and as a consequence, the blocking measures, injunctions were granted by the Substitute Judge Roberto Maia on 6/6/2016 and revoked on 6/7/2016, restoring the blocking situation, without, in practice, having produced its effects. A new petition for reconsideration/grievance was filed by Chesf on 6/15/2016, received as a grievance on 6/16/2016 and it was determined to send a summons to the aggrieved parties. Given the addition of new documents by Chesf, the Reporting Judge Eduardo Augusto Paurá Peres ordered the Consortium to respond concerning the new documents to review the claims, pursuant to art. 437, §1º, of the CPC1 (Civil Procedure Code 1).

The Management of the Company, having based its opinion on its legal advisors, updated the provision in its non-current liabilities in the approximate amount of R$ 1,098,566 and made other additions of R$ 109,956 as of December 31, 2017, relating to the value of the condemnation in defeated party fees in favor of the parties opposing Chesf (these were set at 10% over the value of the principal condemnation plus R$ 100,000.00), all of the above being taken especially in reference, on one hand, the decision handed down by the TJPE in the liquidation action (proposed by the Xingó Consortium — CBPO/CONSTRAN/Mendes Junior), currently in course before the STJ under no. RESP 1,530,912, distributed in that court and still there awaiting proceedings and judgment with attibution of suspensive effect in the appeal (there is, in the same proceeding, also an Extraordinary Appeal sent to the Federal Supreme Court) and, on the other hand, the values on the books for which (including as raised in the Special Appeal referenced above) there is a conviction of non-suit/non-application to the case.

ii.                                       Indemnification Action

Lawsuit for compensation of 14,400 ha of land from the Aldeia farm, filed with the Sento Sé (BA) county on behalf of the estate of Anderson Moura de Souza and his wife (distribution and action at the time under number 0085/1993, currently 0000023-22.1993.805.0242). The sentence in the first instance granted the request and condemned Chesf to pay the sum of R$ 50,000 as principal, interest and monetary correction. On 12/31/2008, Chesf filed an appeal to the Bahia state court and the process was transferred to the Federal Justice due to intervention by the Federal Government as assistant (being updated under number 0003437-77.2011.4.01.3305). On 6/30/2011 the appeal filed by Chesf was partially upheld.before the Federal Regional Court of the First Region, with the appeal being denied to the plaintiff. On 9/30/2011 the Rescissory Action (0054126-49.2011.4.01.0000) was adjudicated before the Federal Regional Court of the First Region, having been granted an injunction on 12/31/2011 determining the supsension of the enforcement of the principal proceeding, which continues up to this time.The company has a provision for R$ 161,135 in its non-curent liabilities to support any lost in this action. As of December 31, 2017, the Rescissory Action was still pending decision.

Eletronorte

i. Expropriation Action - UHE Balbina:

Expropriations filed by the Company with the intention of compensating the owners of the areas affected by the formation of the Balbina Hydroelectric Power Plant (AM) reservoir. Most of the proceedings are in the fulfillment of sentence phase. There is a discussion regarding the legitimacy of the deeds presented by the expropriated parties, and in fact the Federal Public Prosecutor has filed a class action lawsuit contesting those deeds. The provision created for this cause as of December 31, 2017 is R$ 288,043 (As of December 31, 2016 was R$ 283,428).

ii. Indemnification Action — Sul América Companhia Nacional de Seguros

This relates to the refund of values to Sul América Companhia Nacional de Seguros due to the payment made to Albrás Alumínio Brasileiro S.A. for the claim incurred because of interruption in the supply of electricity. The lawsuit became provisioned in 2015 because of the change in the estimate of loss, which went from a possible loss to a probable loss. The value as of December 31, 2016 amounted to R$ 237,299 (R$ 240,709 as of December 31, 2017).

Ceal

The Union of Workers in Urban Industries in the State of Alagoas, as a procedural substitute, filed a labor claim in favor of the Company’s employees, aiming at receiving alleged wage differences arising from the implementation of the so-called “Bresser Plan” (Decree-Law No. 2,335/87). The petition had legal grounding before the Egrégia Segunda Junta de Conciliação e Julgamento of Maceió-AL. The decision was confirmed by the Regional Labour Court (TRT — in Portuguese)  19 Region, and the decision became final. Added to this is the fact that the Union joined the event as an assistant, what reinforces the Company’s defense in its quest for the limitation on the base date, as well as the decision dated March 15, 2011, of the TRT, case 251900.68.5.19.1989.0002, from the Water Supply and Sanitation Company of Alagoas - CASAL, which was limited to the base date. The Company has recorded a provision for contingencies related to this matter, in the amount of R$ 356,000 as of December 31, 2017 (R$ 11,111 as of December 31, 2016).

b) Contingent Liabilities:

	12/31/2017	12/31/2016
Labor	3,813,708	3,901,704
Tax	12,213,802	10,431,673
Civil	38,689,568	43,942,534
	54,717,079	58,275,911

b.1) Civil lawsuits

i. Compulsory Loan

These civil lawsuits in the Company have as their objective the application of monetary restatement criteria concerning liabilities booked of the Compulsory Loan constituted beginning in 1978.

These claims have as their objective to challenge systematic restatement determined by the legislation governing the Compulsory Loan and applied by the Company. The liabilities were fully paid by the Company through stock conversions using as a basis for updating the current legislation. More details about these lawsuits are described above on item a.1.i which also contains the amounts deemed as a probable loss recognized by the Company on its liabilities. The remaining items not classified as a probable loss are part of the contingent liabilities disclosed above on item b.

ii. Class Action

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

The appellants did not specify a value for compensation that they are seeking, such value, when specified, may be relevant for the Eletrobras. On April 15, 2016 Eletrobras submitted a request for revocation of the second addendum complaint, that was that was summarized and then fully presented to the Court on June 17, 2016.

On March 9, 2017, a hearing was held concerning the Motion to Dismiss of Eletrobras was held in the Class Action lawsuit, removing impediments both for the plaintiff as well as for Eletrobras providing the opportunity to present oral arguments before the Court, informing the office that was contracted, Davis Polk & Wardell LLP, that the Judge John G. Koeltl has concentrated his efforts in questioning the parties about the existence of materiality in the infraction imputed to the Company materiality and the administrators.

In this context, the oral defense of Eletrobras argued that there was no materiality under the quantitative point of view, and that the impacts on the financial statements of the Company are insignificant. The law office considered that only an administrator of the holding company was cited in the complaints (which has not yet been tried in Brazil in relation to his culpability), and which is insignificant compared to the size of the corporation and the small adjustment caused to its corporate balance sheet.

On March 27, 2017, the result of the hearing of the motion to dismiss was issued, and the Court partially accepted the arguments of Eletrobras and partially accepted the arguments of the plaintiffs.

On February 28, 2018, the Court granted the joint request of the parties for a 60-day suspension of the litigation, while the parties attempt to resolve the matter through mediation. If a settlement agreement is not reached before the expiration date, the oral argument on the creditor’s motion for class certification, previously scheduled for March 12, 2018, will be rescheduled and the findings will continue until at least September 2018.

In this regard, there is no present obligation (legal or constructive) that Eletrobras has in relation to the class action.

The Management of Eletrobras believes that the claims, in themselves, do not create a present obligation for Eletrobras in accordance with IAS 37 — Provisions, Contingent Liabilities, and Contingent Assets. As the dispute is still in its findings and class certification stages, and the outcome of the dispute is subject to considerable uncertainty, and it is not possible, at this stage, for the Management of Eletrobras to reasonably estimate the potential loss or range of loss, if any, that may result from the final resolution of these legal proceedings. Therefore, no provision is recognized in the financial statements of Eletrobras. The final results of these lawsuits may have an adverse effect in relation to the consolidated financial statements of Eletrobras, on the results of operations and on its cash flows in the future.

iii. Acquisition of Belo Monte energy destined for the ACL

Eletrobras and its subsidiaries CHESF and Eletronorte hold a total of 49.98% of the capital stock of SPE Norte Energia S.A. (NESA), the latter is responsible for the construction of the Belo Monte hydroelectric plant.

There was a divergence between the shareholders regarding the application of clause 6.7 from the Shareholders’ Agreement, which concerns the exercise of preemptive rights to enter into a purchase agreement at a price of R$ 130.00/MWh (in April 2010) for the acquisition of 20% of the average energy assured of the energy of Belo Monte destined to the Ambiente de Contratação Livre — ACL by Eletrobras.

Some NESA partners claim that Eletrobras has an obligation to acquire such energy. Eletrobras understands that there is no such obligation, but rather the right of first refusal. The Shareholders’ Agreement provides for the settlement of disputes through arbitration. Accordingly, the Shareholders’ Meeting of Norte Energia S.A. (NESA) resolved in April 2016 to initiate such a procedure.

On June 29, 2017, a hearing of the case was held. It was determined that (i) the parties shall assemble their respective audited financial statements by August 7, 2017, indicating where the entries and references or explanatory notes related to the business of the arbitration object are, (ii) the parties shall submit technical opinions by September 11, 2017, analyzing the capital structure of the project and (iii) the other technical opinions shall be submitted by September 11, 2017 and the parties shall speak on technical opinions and gather opinions until November 10, 2017.

On August 7, 2017, the parties presented their financial statements, and on September 11, 2017 presented their technical opinions.

In March 2018, a new hearing was held for the hearing of witnesses and a request was made for the documents, by the arbitrators. The documentation was gathered and presented to the arbitrators by the end of March 2018.

On April 11, 2018 the arbitrators issued the order fixating the amount of the claim in R$ 2 billion.

In the present arbitration proceeding, Eletrobras assesses as possible the likelihood that it will lose such litigation, so that no provision was established for that purpose.

Additionally, in the event that Eletrobras is not successful in the current arbitration proceeding, the Company estimates the recognition of a provision for loss of up to R$ 2 billion in the purchase and sale of this energy, considering the amounts as of December 31, 2017. Eletrobras’ cost of capital, the price of the ACL restated by the IPCA, the long-term reference price of energy sales and the percentage of ownership interest in Eletrobras and its subsidiaries in Belo Monte were used as the basis for this estimate.

iv. Compulsory Loan: conversion of credits by book value

It is an action proposed by the Brazilian Association of Water and Electric Energy Consumers. The association is being processed at the 17th Federal Court of Brasília under the number 2005.34.00.036746-4, whose object is to obtain the return of the compulsory loan based on the market value of the shares instead of the systematization that is applied today that uses the equity value of the same.

The amount of the initial cause is R$ 2,397,003. As of December 31, 2017, the restated amount is R$ 3,525,049.

The Company understands that it is possible to convert the credits into shares by the equity value and not by the market value, by express legal provision (article 4 of Law 7,181/83) and by being a more objective criterion, which depends on several factors not always directly linked to the Company performance.

Currently, the lawsuit is in the judgment stage of the author’s appeal, together with the Federal Regional Court of the 1st Region, since it was declared as an illegitimate party for the filing of the suit by the 17th Federal Court of the Federal District.

It should be noted that this action was proposed on 07/09/2007 and that the judgments of the repetitive appeals became final after 2009. That is the reason why the pacified understanding today is totally contrary to the initial thesis and the request. That is the reason why we understand in a conservative way that the forecasting can be possible.

Distribution Companies

Lawsuit filed by Associação Nacional de Consumidores (ANDECO)

This is a Civil Action, in process at the 18th Civil Court of Brasília, filed by ANDECO against Amazonas Distribuidora, Cepisa, Ceron, Eletroacre and Ceal, having been attributed to the matter the amount of R$ 20,448,964, in which their contingency amount as of December 31, 2017 is R$ 26,419,086 (R$ 23,333,079 as of December 31, 2016), as shown in the table below:

Company	Losses	Legal Double	Contingency 12/31/2017
Eletrobras Distribuição Acre S.A.	250,570	501,140	636,683
Eletrobras Amazonas Distribuição de Energia S.A.	4,813,561	9,627,122	12,670,272
Eletrobras Distribuição Alagoas S.A.	1,948,106	3,896,212	4,950,016
Eletrobras Distribuição Piaui S.A.	1,833,144	3,666,288	4,657,905
Eletrobras Distribuição Rondônia S.A.	1,261,910	2,523,820	3,206,435
Eletrobras Distribuição Roraima S.A.	117,191	234,382	297,775
Total	10,224,482	20,448,964	26,419,086

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

The plaintiff requested a preliminary injunction to suspend collection, as well as suspending the ANEEL Resolutions permitting this, the petition was denied. The Magistrate determined to subpoena ANNEEL in relation to whether it was interested in being part of the lawsuit, which responded positively, resulting, as a consequence, in the denial of jurisdiction and the reassignment of the matter to the Federal Court.

On 08/08/2016, there was a redistribution of the records of the 21st Federal Circuit Court of Brasília with an initial order maintaining the acts until then practiced in the civil sphere and determining the subpoena of ANEEL and the Federal Government to present the defense, with a subsequent response from the plaintiff.

Amazonas Distribuidora

i. Gas Supply Contract — CIGÁS — Limitation of the Volume of Gas

Regarding the amount of the Fuel Consumption Account (CCC) referring to the generation costs of the subsidiary Amazonas Distribuidora de Energia, there is a possibility of non-neutrality in the gas contract, due to Aneel Order No. 314 of February 2, 2016, which established the amount of natural gas to be reimbursed by CCC in 2016 at a level lower than the Daily Contracted Quantity (“QDC”) of 5,420,000 m3/day as established in the Natural Gas Purchase and Sale Agreement, between Amazonas Distribuidora and CIGAS/Petrobras.

In 2017, ANEEL through Ratifying Resolution no. 2.202 of March 7, which approved the annual budget of the Energy Development Account — CDE for the year 2017, maintained the same limitation of reimbursement referring to the gas volume at the level of 2016. The Company entered Motions for Reconsideration with ANELL given the budget limitations imposed by ANEEL, which are pending review.

However, with regard to limitation of the reimbursement of the volume, the Company assesses the risk of materialization of the financial outlay as low, as it understands that ANEEL cannot create a provision that limits the coverage of the reimbursement of generation costs defined by Law no. 12,111/2009 and reinforced by Law 13,299/2016. Additionally, this favorable decision issued in the Second Instance in a similar case ensures to the Company the compete reimbursement of costs of generation, removing the effects of the limitations imposed. Ultimately, the Company believes that in the unlikely event of the limitation imposed by ANEEL in relation to the reimbursement of the Volume of Gas, there would be an economic-financial reviewable subject to review of the gas contract in reference or furthermore a review of the Price of Gas by the ANP in order to compensate for this imbalance.

The amount involved in the limitation of the reimbursement for the volume of gas as of December 31 of 2017 is of R$ 626 million (R$ 340 million as of December 31 of 2016).

ii. Oil Reimbursement — ANEEL Ratifying Resolution No. 427/2011

With the advent of Provisional Measure no. 466/2009, subsequently converted to Law no. 12,111/2009, the sector legislation provided that CCC would reimburse not only the total cost of the fuel, but also the total cost of the energy generation of the isolated systems, deducting from the average cost of the energy determined for the regulated environment. When regulating Law No. 12,111/2009, the Decree No. 7.246/2010 again did not imposed or established any limitation to the full reimbursement provided.

However, when regulamenting Law No. 12,111, of 2009, and Decree No. 7,246 of 2010, the ANEEL Normative Resolution No. 427 established limitations on the reimbursement of costs of acquisition of fuels establishing a reference price.

The Company understands that full reimbursement from the CCC is a net and certain right, without any limitation, accordingly it was necessary to file for an injunction in order to guarantee the reimbursement provided for in Law 12,111/2009, without any limitation.

Through the aforementioned lawsuit, a Second Instance Decision was given, which guarantees the Company the full reimbursement of the generation costs, rejecting the effects of ANEEL Ratifying Resolution No. 427/2011. As a result, it is currently enforced the decision that granted the requested injunction, in order to ensure full reimbursement of fuel consumption costs without any limitation. In this manner, the Company remains fully reimbursed for its generation costs.

The Company understands that the risk of losing the lawsuit is low because of the Decision already given, which is reinforced by Law No. 13,299/2016, which has the benefit of providing funds for the payment of reimbursements of fuel acquisition expenses incurred up to April 30, 2016, by concessionaires holding the concessions dealt with in Law No. 12,111/2009, but not reimbursed due to the economic and energy efficiency requirements referred to in paragraph 12 of article 3 of said Law.

Accordingly, ANEEL Technical Note No. 331/2016, dated September 12, 2016, that in its item III. 2 - “Changes in the CCC” provides that there is a need for adjustments to Normative Resolution 427/2011 pursuant to Law No. 13,299 / 2016, as follows:

ii.2 CCC Changes

a.         As a result of the publication of Law No. 13,299, of 6/21/2016, which amended, among others, provisions of Law No. 12,111, of

12/9/2009, it is necessary to adjust the normative act of ANEEL that regulates the management and processing of the CCC.

b.         Therefore, in view of the Normative Resolution No. 427/2011, the points to be reviewed are identified below. In the first place and being presented as an item of major economic and financial impact on the distributors benefited, article 3 of Law No. 13,299/2016 is cited, which provides for the reimbursement of proven costs, but not refunded pursuant to the economic and energy efficiency requirements in paragraph 12 of the article 3 of Law No. 12,111/2010, including monetary updates, by 4/30/2016.

Consequently, and considering that Law No. 13,299/2016 guarantees the full reimbursement of the cost of fuels by April 30, 2016, the Company registered the provision of R$ 100,081 pertaining to the litigious estimated value of the difference of oil price. In 2017 the delivery price was below the homologated price, without generation of balances to return.

These contingencies are possible obligations to which there is no known provision for not being probable that a legal or constructive obligation resulting from a past event has occurred or it is not probable yet that cash outflow occurs; or the loss it is not reliably projected.

Information referring to other probable and possible contingencies and the description of the relevant judicial demands for the Company and its subsidiaries is disclosed in the annual financial statements of December 31, 2017, with no relevant changes having occurred in the period.

NOTE 31 — ASSET DECOMMISSION OBLIGATION

The Company recognizes decommissioning obligation in thermonuclear power plants, which consist of a program of activities required by Comissão Nacional de Energia Nuclear (CNEN), which allows dismantling these nuclear facilities safely and with minimal impact on the environment, at the end of their operating cycle.

a)             Decommissioning

In 2017, a study was conducted to update the cost estimate required to carry out the decommissioning activities of the Angra 1 and Angra 2 plants. The study concluded by increasing the aforementioned estimate to R$ 4,190,415, of which R$ 1,923,878 for the Angra 1 Plant and R$ 2,266,537 for the Angra 2 Plant. The corresponding present value recorded in the liability is R$ 1,910,420. This study was approved by Eletronuclear’s Board of Executive Officers on 07.11.2017 and is expected to be updated every five years.

As established in IAS 37, the initial estimate of the decommissioning costs for dismantling and removal of the item and restoration of the locations in which the facilities are located should be accounted for as cost of the enterprise.

b)             Constitution of the Liability for Low and Medium Rejects Activity and Nuclear Fuel Used

The Executive Board of the subsidiary approved, through resolution dated 08/12/2015, the Report of the Working Group, revising the estimates of Management Costs of Operational Radioactive Waste and Nuclear Fuel Elements Used at the end of useful life of the Angra 1 and Angra 2 plants, for the base date July 2015. This update complies with the National Nuclear Energy Commission Resolution CNEN No. 187, dated 05/15/2015.

Cost estimates for long-term management of low and medium level of operational waste and fuel elements used were as follows:

b.1) For transportation and final disposal of low and medium activity operational waste, related to the accumulated volume until 2020, when it is considered that its transfer will be initiated to the National Repository of Low and Medium Level Activity Radioactive Waste (RBMN), to be implemented by CNEN, legal responsible for the final custody of these wastes, will be spent in the amount of R$ 54,555 million (July/2015 basis).

b.2) For the initial storage of the fuel elements, used up to the end of the 2070 decade, when it is estimated that the useful life of Angra 3 ends, and therefore of the Almirante Álvaro Alberto Nuclear Power Plant (CNAAA), the estimative is represented by an amount of R$ 610,127 million (July/2015 base), that will be spent to implement the Installation for Storage of Irradiated Fuels (UFC) and the respective system for moving the fuel elements of the plants to this facility, whose project is in progress and whose commissioning is expected to occur by 2020.

Pursuant to IAS 16, the subsidiary recorded in the Fixed Assets, against the Non-Current Liabilities, the amounts of the approved estimates.

The estimated total cost is discounted to present value, based on a rate that represents the cost of capital of Eletronuclar and recorded in fixed assets, in consideration of the obligation to demobilize assets.

c) Adjustment to present value of Decommissioning, Low and Medium Activity Rejects and Used Nuclear Fuel

In calculating the present value adjustment of the decommissioning liability, the estimated total cost for the decommissioning, discounted at a rate representing the cost of capital of the Company, is considered from the end of the economic useful life of each plant until the balance sheet date.

The same procedure is used for low and medium activity tailings and used nuclear fuel, but the period for adjustment to present value is the commencement of commissioning until the balance sheet date.

The current discount rate approved for the Eletrobras system is 5.88% per year.

The value of the present value adjustment of decommissioning, low and medium activity waste and used nuclear fuel, recognized in 2017, is R$ 89,051 (R$ 84,083 in December 2016).

d) The table below summarizes the position of the amounts corresponding to the total liability referring to the demobilization of assets:

Decommissioning

	12/31/2017			12/31/2016
Concession	Total Cost Estimate	Adjustment to Present Value	Estimate to Present Value	Present value
Angra 1	1,923,878	(634,204)	1,289,674	587,735
Angra 2	2,266,537	(1,645,791)	620,746	288,641
Total	4,190,415	(2,279,995)	1,910,420	876,376

Low and Medium Activity Reactors and Used Nuclear Fuel

	12/31/2017			12/31/2016
Concession	Total Cost Estimate	Adjustment to Present Value	Estimate to Present Value	Present value
Angra 1	248,137	(39,087)	209,050	196,400
Angra 2	416,545	(65,615)	350,930	329,694
Total	664,682	(104,702)	559,980	526,094

Total Asset Repayment Obligations

	12/31/2017			12/31/2016
Concession	Total Cost Estimate	Adjustment to Present Value	Estimate to Present Value	Present value
Angra 1	2,172,015	(673,291)	1,498,724	784,135
Angra 2	2,683,082	(1,711,406)	971,676	618,335
Total	4,855,097	(2,384,697)	2,470,400	1,402,470

The balance of liabilities for decommissioning at present value, including low and medium activity and nuclear fuel used at December 31, 2017, is R$ 2,470,400 (R$ 1,402,470 as of December 31, 2016).

NOTE 32 — ADVANCES FOR FUTURE CAPITAL INCREASE

The funds come from the National Treasury and are earmarked for the projects below:

	12/31/2017	12/31/2016
Contributions of the Federal Government for Future Capital Increase	3,364,553	3,060,373
Acquisition of equity interest CEEE / CGTEE	246,371	224,097
Banabuí - Fortaleza transmission line	4,159	3,783
HPP Xingó	11,686	10,629
Transmission line in the State of Bahia	1,829	1,664
Federal Fund for Electrification - Law No. 5,073/66	10,843	9,863
	3,639,441	3,310,409

NOTE 33 — PROVISIONS FOR ONEROUS CONTRACTS

	BALANCE ON 12/31/2016	CONSTITUTIONS	REVERSALS / COMPENSATION	CLASSIFICATION - HELD FOR SALE	BALANCE ON 12/31/2017

Transmission
LT Recife II - Suape II	41,463	8,734	—	—	50,197
LT Camaçari IV - Sapeaçu	114,501	9,603	—	—	124,104
Other	10,521	—	(235)	—	10,286
	166,485	18,337	(235)	—	184,587
Generation
Brasil Ventos S.A.	161,473	—	(161,473)	—	—
Funil	63,424	74,969	(11,532)	—	126,861
Coaracy Nunes	370,581	—	(138,529)	—	232,052
Marimbondo	235,806	—	(235,806)	—	—
Angra 3	1,350,241	562,862	(524,260)	—	1,388,843
Estreito	164,755	—	(164,755)	—	—
Other	160,785	147,552	(161,453)	—	146,884
	2,507,065	785,383	(1,397,808)	—	1,894,640
Distribution
Ceal	7,809	—	(7,809)	—	—
Cepisa	65,382	—	(65,382)	—	—
Ceron	191,325	167,257	(191,325)	(167,257)	—
Boa Vista	2,223	2,876	(2,223)	(2,876)	—
Amazonas D	812,694	—	(812,694)	—	—
	1,079,433	170,133	(1,079,433)	(170,133)	—

Total Current Liabilities	3,752,983	973,853	(2,477,476)	(170,133)	2,079,227
Total Non-Current Liabilities	1,093,678	170,133	(1,081,630)	(170,133)	12,048
TOTAL	2,659,305	803,720	(1,395,846)	—	2,067,179
	3,752,983	973,853	(2,477,476)	(170,133)	2,079,227

	BALANCE ON 12/31/2015	PROVISIONS	REVERSALS	BALANCE ON 12/31/2016

Transmission
Contract 062/2001	729,478	—	(729,478)	—
LT Recife II - Suape II	51,024	—	(9,561)	41,463
LT Camaçari IV - Sapeaçu	99,080	15,421	—	114,501
Other	16,467	—	(5,946)	10,521
	896,049	15,421	(744,985)	166,485
Generation
Camaçari	80,441	—	(80,441)	—
Funil	83,788	—	(20,364)	63,424
Coaracy Nunes	228,091	142,490	—	370,581
Marimbondo	79,924	155,882	—	235,806
Angra 3	—	1,677,269	(327,028)	1,350,241
Other	130,072	414,241	(57,300)	487,013
	602,316	2,389,882	(485,133)	2,507,065
Distribution
Ceal	—	7,809	—	7,809
Cepisa	—	65,382	—	65,382
Ceron	—	191,325	—	191,325
Boa Vista	60,120	—	(57,897)	2,223
Amazonas D	—	812,694	—	812,694

	60,120	1,077,210	(57,897)	1,079,433

	1,558,485	3,482,513	(1,288,015)	3,752,983

Total Current Liabilities	9,073	1,142,502	(57,897)	1,093,678

Total Noncurrent Liabilities	1,549,412	2,340,011	(1,230,118)	2,659,305

TOTAL	1,558,485	3,482,513	(1,288,015)	3,752,983

	Balance on 12/31/2014	PROVISIONS	REVERSALS	Balance on 12/31/2015

Transmission
Contract 062/2001	608,488	120,990	—	729,478
LT Recife II - Suape II	7,657	43,367	—	51,024
LT Camaçari IV - Sapeaçu	2,917	96,163	—	99,080
Others	13,028	6,108	(2,669)	16,467
	632,090	266,628	(2,669)	896,049
Generation
Camaçari	91,122	—	(10,681)	80,441
Funil	132,219	—	(48,431)	83,788
Coaracy Nunes	30,361	197,730	—	228,091
Furnas	168,701	—	(168,701)	—
Marimbondo	25,989	53,935	—	79,924
Others	51,406	78,666	—	130,072
	499,798	330,331	(227,813)	602,316
Distribution
Ceal	—	60,120	—	60,120
	—	60,120	—	60,120

	1,131,888	657,079	(230,482)	1,558,485

Total Current Liabilities	1,687	7,386	—	9,073

Total Non-Current Liabilities	1,130,201	649,693	(230,482)	1,549,412

TOTAL	1,131,888	657,079	(230,482)	1,558,485

From the amount of the provision for onerous contracts maintained as of December 31, 2017, R$ 458,332 (R$ 952,728 as of December 31, 2016) arises from concession contracts extended under Law No. 12,783/13, due to the tariff determined presenting an imbalance in regards to current operating and maintenance costs. Given this, the present obligation according to each contract was recognized and measured as a provision and may be reversed due to adjustments in the cost reduction and/or tariff revision program.

NOTE 34 - LONG-TERM OPERATING COMMITMENTS

The Company’s long-term operating commitments, mainly related to purchase agreements for electrical energy and fuel, are:

34.1. Purchase of energy

Company	2019	2020	2021	2022	2023	After 2023
Amazonas D	765,072	805,526	843,492	885,666	930,113	1,333,694
CGTEE	224,822	224,822	220,696	220,696	220,695	—
Chesf	288,680	288,470	193,030	193,030	191,410	2,156,240
Chuí IX	1,039	1,039	1,039	1,039	1,039	27,011
Distribuidora Alagoas	746,742	849,345	924,376	902,648	944,759	944,759
Eletrosul	425,925	403,944	401,767	387,287	372,725	3,682,727
Furnas	760,663	814,827	811,459	802,999	686,728	3,785,479
Hermenegildo I	3,941	3,941	3,941	3,941	3,941	102,468
Hermenegildo II	3,435	3,435	3,435	3,435	3,435	89,300
Hermenegildo III	3,061	3,061	3,061	3,061	3,061	79,586
Total	3,223,380	3,398,410	3,406,296	3,403,802	3,357,906	12,201,265

34.2- Fuel Suppliers

Companies	2019	2020	2021	2022	2023	After 2023
Amazonas D	3,389,790	3,552,036	3,701,736	3,868,314	4,042,388	29,211,293
CGTEE	89,946	89,946	89,946	89,946	89,946	89,946
Eletronuclear	11,747	85,188	119,381	—	63,795	8,783,000
Total	3,491,483	3,727,170	3,911,063	3,958,260	4,196,129	38,084,239

The Eletronuclear subsidiary which has contracts signed with Indústrias Nucleares Brasileiras - INB for the purchase of Nuclear Fuel for the production of electrical energy, to recharge thermonuclear power plants (UTN) Angra 1 and Angra 2, as well as to initial charge and future recharges of UTN Angra 3.

In the Amazonas subsidiary there is a long-term commitment for the purchase of natural gas to generate thermoelectrical energy with Companhia de Gás Natural do Amazonas — CIGÁS. The final term of the contract is 11/30/2030.

34.3- Sale of Energy

Companies	2019	2020	2021	2022	2023	After 2023
Amazonas GT	602,736	480,105	342,028	342,028	342,028	1,083,246
CGTEE	474,699	474,699	474,699	474,699	474,699	474,699
Chesf	573,940	573,500	572,390	621,530	623,900	6,677,250
Chuí IX	10,803	10,803	10,803	10,803	10,803	280,888
Eletronorte	28,029	28,029	28,029	28,029	28,029	607,107
Eletronuclear	3,313,446	3,313,446	3,313,446	3,313,446	3,313,446	—
Eletrosul	498,378	406,392	404,157	402,985	402,028	6,189,205
Furnas	2,771,958	1,709,919	1,708,257	1,708,257	1,708,257	26,879,391
Hermenegildo I	36,841	36,841	36,841	36,841	36,841	957,874
Hermenegildo II	36,860	36,860	36,860	36,860	36,860	958,354
Hermenegildo III	30,741	30,741	30,741	30,741	30,741	799,267
Total	8,378,432	7,101,336	6,958,252	7,006,220	7,007,633	44,907,282

34.4- Socioenvironmental Commitments

Companies	2019	2020	2021	2022	2023	After 2023
Eletronorte	370	370	370	370	—	—
Eletronuclear	49,919	50,190	49,170	47,323	44,226	46,277
Total	50,289	50,560	49,540	47,693	44,226	46,277

Angra 3

Commitment agreements assumed with the cities of Angra dos Reis, Rio Claro and Paraty, in which Eletronuclear is committed to enter in specific agreements of an socioenvironmental nature linked to the UTN Angra 3, to conduct programs and projects in accordance with the conditions established by IBAMA.

Tucuruí

Due to legal requirements related to the expansion projects for the Hydroelectric Power Plant Tucuruí and the increase of its reservoir levels from 72 to 74 meters (236.22 to 242.782 feet), there was a need to license this venture with Secretary of State for Environment (Sema), for the state of Pará, and that agency set as a condition for approval of the Installation Permit (LI) that Eletronorte implement various socioenvironmental mitigation and compensation programs.

34.5- Purchase of Fixed and Intangible Assets

Companies	2019	2020	2021	2022
Chesf	658,464	—	—	—
Eletronuclear	485,235	144,192	2,138	—
Eletrosul	191,585	208,002	100,516	92,083
Total	1,335,284	352,194	102,654	92,083

Contracts signed with various suppliers for the purchase of equipment for the substitution in fixed assets, primarily, for the Angra 1, Angra 2 and Angra 3 plants, necessary for the maintenance and operation of these assets.

The Company continues to evaluate the continuity of the project of the Angra 3 Nuclear Plant, which may impact the commitments for acquisition of fixed assets and intangibles.

34.6- Acquisition of Input Materials

Companies	2019	2020	2021	2022	2023	After 2023
CGTEE	29,352	29,352	29,352	29,352	29,352	29,352
Total	29,352	29,352	29,352	29,352	29,352	29,352

The subsidiary CGTEE is purchasing calcium oxide (lime) to control emissions of waste at its plants.

34.7- Commitments — Joint Ventures Projects

The values of joint ventures commitments are presented below for the proportion of participation of the companies.

34.7.1 — Purchase of Fixed Assets

The Company has contracts for acquisition of fixed assets with suppliers relating to shareholder participation in Special Purpose Entities (SPE), as presented below:

Companies	2019
Eletronorte
CCBM	19,560
ELM	36,613
CMBM	8,722
Total	64,895

34.7.2 — Use of Public Assets

Companies	2019	2020	2021	2022	2023	After 2023
Norte Energia S.A	21,700	20,000	14,433	14,433	14,433	185,180
SINOP	1,692,485	1,558,888	1,435,837	1,322,499	1,322,499	12,289,699
Total	1,714,185	1,578,888	1,450,270	1,336,932	1,336,932	12,474,879

34.7.3 — Contribution of Capital

The Company has entered in future commitments regarding an interest in Special Purpose Entities (SPEs) in the form of advances for future capital increases, as presented below:

Companies	2019	2020	2021	2022	2023	After 2023
Norte Energia S.A.	106,698	—	—	—	—	—
Complexo Famosa	—	62,010	64,516	66,999	—	—
Teles Pires	39,318	39,629	35,528	31,688	—	—
New Businesses	35,299	155,491	225,308	235,201	—	—
Complexo Eólico Baleia	—	71,030	73,900	76,745	—	—
Complexo Eólico Punaú	—	90,197	93,841	97,454	—	—
Holding Brasil Ventos	200,423	83,395	140,592	242,630	—	—
Complexo Eólico Itaguaçú Da Bahia	105,181	126,940	241,416	377,970	—	—
Complexo Eólico Pindaí I	127,250	—	—	—	—	—
Complexo Eólico Pindaí II	38,114	—	—	—	—	—
Complexo Eólico Pindaí III	17,560	—	—	—	—	—
Interligação Elétrica Garanhuns S.A.	19,956	—	—	—	—	—
TDG - Transmissora Delmiro Gouveia S.A.	33,613	—	—	—	—	—
ESBR Participações S.A.	40,400	—	—	—	—	—
Extremoz Transmissora do Nordeste - ETN S.A.	55,679	—	—	—	—	—
Companhia Energética SINOP S.A.	137,430	—	—	—	—	—
Paraíso	19,975	30,098	—	—	—	—
Transmission Auction 004/2014 - Batch A	220,641	—	—	—	—	—
Total	1,197,537	658,790	875,101	1,128,687	—	—

NOTE 35 — EQUITY

35.1. — Share Capital

The Share Capital as of December 31, 2017, is R$ 31,305,331 (R$ 31,305,331 as of December 31, 2016) and its shares have no face value. Preferred shares have no voting rights and are not convertible into common stocks, however, they have priority in the reimbursement of capital and distribution of dividends at the annual rate of 8% for class “A” shares (subscribed to by June 24, 1969) and 6% for class “B” shares (subscribed to by June 24, 1969), calculated on the capital corresponding to each class of shares.

The share capital is represented by 1,352,634,100 book-entry shares, and is distributed, by main shareholders and types of shares, as of December 31, 2017, as follows:

12/31/2017

	COMMON		PREFERENCIAL				TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Series A	%	Series B	%	QUANTITY	%

Federal Government	554,395,652	51.00	—	—	1,544	0.00	554,397,196	40.99
BNDESPAR	141,757,951	13.04	—	—	18,691,102	7.04	160,449,053	11.86
BNDES	74,545,264	6.86	—	—	18,262,671	6.88	92,807,935	6.86
Banco Clássico	68,750,800	6.32	—	—	—	—	68,750,800	5.08
American Depositary Receipts — ADR’s	27,781,555	2.56	—	—	14,470,255	5.45	42,251,810	3.12
Other	219,819,075	20.22	146,920	100.00	214,011,311	80.63	433,977,306	32.08
	1,087,050,297	100.00	146,920	100.00	265,436,883	100.00	1,352,634,100	100.00

12/31/2016

	COMMON		PREFERENCIAL				TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	Series A	%	Series B	%	QUANTITY	%

Federal Government	554,395,652	51.00	—	—	1,544	0.00	554,397,196	40.99
BNDESPAR	141,757,951	13.04	—	—	18,691,102	7.04	160,449,053	11.86
BNDES	74,545,264	6.86	—	—	18,262,671	6.88	92,807,935	6.86
Banco Clássico	68,750,900	6.32	—	—	—	—	68,750,900	5.08
American Depositary Receipts — ADR’s	30,449,968	2.80	—	—	16,755,615	6.31	47,205,583	3.49
Other	217,150,562	19.98	146,920	100.00	211,725,951	79.77	429,023,433	31.72
	1,087,050,297	100.00	146,920	100.00	265,436,883	100.00	1,352,634,100	100.00

Of the total of 493,174,166 shares in the hands of minority shareholders, 256,655,099, or 52.04%, are owned by non-resident investors, being 139,011,556 common shares, 28 class “A” preferred shares and 117,643,515 class “B” preferred shares.

Of the total shareholders that reside abroad, 27,781,555 common shares and 14,470,255 class “B” preferred shares are held in custody and tied to American Depositary Receipts (ADRs) program and are traded on the New York Stock Exchange (NYSE).

35.2 — Capital Reserves

	12/31/2017	12/31/2016
Compensation for insufficient remuneration - CRC	6,779,931	6,779,931
Goodwill on the issue of shares	3,384,310	3,384,310
Special - Decree-Law No. 54,936/1964	387,418	387,418
Monetary correction of the opening balance sheet of 1978	309,655	309,655
Monetary correction of the Compulsory Loan - 1987	2,708,432	2,708,432
Grants and subsidies - FINOR, FINAM and others	297,424	297,424
	13,867,170	13,867,170

35.3 — Loss Absorption

The reserves to be absorbed are shown in the table below, which represents the Management’s proposal on the destination of the 2017 result to be resolved at the Annual General Shareholders Meeting (AGO), to be held on April 28, 2018.

Absorption of losses

Accumulated Losses before absorption of losses	(1,763,805)

Absorption of reserves

Opening balance of profit reserves	3,018,680
Realization of other comprehensive income	(4,311)
Income from the acquisition of subsidiaries	(28,874)
Unclaimed shareholder remuneration - Prescribed	(22,967)
Realization of equity valuation adjustment	(10,827)
Realization of statutory reserve	(1,696,826)

Balance of Accumulated Losses after absorption of reserves	—

35.4 — Profit Reserve

	12/31/2017	12/31/2016
Legal (Article 193 - Law No. 6,404/1976)	171,295	171,295
Statutory (Article 194 - Law No. 6,404/1976)	50,382	1,747,208
Unrealized Earnings (Article 197 - Law No. 6,404/1976)	386,375	386,375
Withholding of Earnings (Article 196 - Law No. 6,404/1976)	713,802	713,802
	1,321,854	3,018,680

35.5 Dividend distribution policy

According to Eletrobras’ Bylaws, on the net income for the year:

(i) 5% (five percent) will be allocated, prior to any other destination, to the legal reserve, up to the maximum limit set forth in Brazilian Corporation Law, which currently stands at 20% (twenty percent) of share capital;

(ii) 1% (one percent) may be used to establish a reserve for technical-economic feasibility studies and projects in the electricity sector, whose accumulated balance may not exceed 2% (two percent) of the paid-up capital;

(iii) 50% (fifty percent) may be allocated to the investment reserve of companies that are concessionaries of public electric power services, whose accumulated balance may not exceed 75% (seventy-five percent) of the paid-up capital; and

(iv) up to 1% (one percent) may be used to cover social assistance to the Company’s employees, subject to the limit of 1% (one percent) of the paid-up capital.

The preferred shares of class “A” will have priority in receiving the dividends distributed in each fiscal year, at the rate of 8% (eight percent) per annum over the capital relative to that type and class of shares, to be equally apportioned among them.

The preferred shares of class “B”, in turn, will have priority in receiving the dividends distributed in each fiscal year, these incidents at the rate of 6% (six percent) per annum, on the capital relative to that class and class shares, to be among them equally apportioned.

The preferred shares will participate, under equal conditions, with the common shares in the distribution of the dividends distributed in each fiscal year, after having secured to the common shares a dividend whose value is the lower of those attributed to the preferred classes. The preferred shares are entitled to receive dividends distributed in the fiscal year, for each share, at least 10% (ten percent) higher than that attributed to each common share in the respective fiscal year.

Due to the accumulated loss position as mentioned above, there is no proposition of dividends as of December 31. 2017.

NOTE 36 — EARNINGS PER SHARE

(a) Basic

Basic earnings per common share is calculated by dividing the earnings attributable to Company’s Common shareholders by the weighted average amount of common shares outstanding during the year, which excludes common shares bought by the Company and carried as treasury shares. Preferred shares have priority in the distribution of minimum dividends. However, its stake in rights over profit, once the distribution of minimum dividends has been realized, is equivalent to common shares. Therefore, the earnings per preferred share are calculated by the method applied to the common shares.

12/31/2017

Numerator	Ordinary	Preferred A	Preferred B	Total
Losses attributable to each class of shares	(1,417,490)	(192)	(346,124)	(1,763,805)

Denominator	Ordinary	Preferred A	Preferred B	Total
Weighted average number of shares	1,087,050	147	265,437	1,352,634
% of shares in relation to total	80.37%	0.01%	19.62%	100.00%

Basic earnings per share (R $)	(1.30)	(1.30)	(1.30)

12/31/2016

Numerator	Ordinary	Preferred A	Preferred B	Total
Income attributable to each class of shares	2,880,723	389	703,417	3,584,529

Denominator	Ordinary	Preferred A	Preferred B	Total
Weighted average number of shares	1,087,050	147	265,437	1,352,634
% of shares with respect to total	80.37%	0.01%	19.62%	100.00%

Basic profit or loss per share (R$)	2.65	2.65	2.65

12/31/2015

Numerator	Ordinary	Preferred A	Preferred B	Total
Loss attributable to each class of shares	(9,165,746)	(1,239)	(2,238,100)	(11,405,085)

Denominator	Ordinary	Preferred A	Preferred B	Total
Weighted average number of shares	1,087,050	147	265.437	1,352,634
% of shares with respect to total	80.37%	0.01%	19.62%	100.00%

Basic and diluted profit or loss per share (R$)	(8.43)	(8.43)	(8.43)

(b) Diluted

To calculate the diluted result per share, the Company shall assume the exercise of options, subscription bonuses, and similar dilutives of the Company. The assumed values arising from these instruments must be considered as having been received from the issuance of common shares at the average market price of the common shares during the period. As of December 31, 2017, the 16,009,941 potential dilutive common shares, referring to the compulsory loan, were included in the calculation of the weighted average number of shares due to antidilutive effect in 2017 and 2015 and due to dilutive effect in 2016, as shown below.

12/31/2016

Numerator	Ordinary	Preferred A	Preferred B Converted	Preferred B	Total
Income attributable to each class of shares	2,847,920	385	40,816	695,408	3,584,529

Denominator	Ordinary	Preferred A	Preferred B Converted	Preferred B	Total
Weighted average number of shares, in thousands	1,087,050	147	15,580	265,437	1,368,214
% of shares with respect to total	79.45%	0.01%	1.14%	19.40%	100.00%

Diluted profit or loss per share (R$)	2.62	2.62	2.62	2.62

NOTE 37 — NET OPERATING REVENUE

	12/31/2017	12/31/2016	12/31/2015
		(reclassified)	(reclassified)
OPERATING INCOME
Generation
Power supply for distribution companies	14,698,137	12,885,622	12,310,243
Power supply for end consumers	2,554,279	2,945,506	3,571,809
Short-Term Electric Power	1,006,114	927,183	1,141,120
Revenue from operation and maintenance of renewed concessions	2,198,347	2,178,699	1,882,637
Revenue from construction of renewed plants	52,836	41,316	148,403
Financial Effect of Itaipu	626,135	(346,638)	234,425
	21,135,848	18,631,688	19,288,637
Transmission
Revenue from operation and maintenance of renewed lines	3,132,349	2,735,999	2,504,239
Revenue from operation and maintenance	265,471	239,691	191,372
Construction revenue	917,447	1,174,703	2,077,616
Financial - Return on Investment	1,139,816	805,708	838,087
Financial - Return on Investment - RBSE	4,922,827	28,600,553	—
	10,377,910	33,556,654	5,611,314
Distribution
Delivery/Supply of Electric Power	9,467,631	15,208,202	14,835,424
Short-Term Electric Power	724,961	314,833	670,432
Construction Revenue	782,068	1,165,611	1,011,518
CVA and other financial items	1,441,359	(339,405)	324,120
	12,416,019	16,349,241	16,841,494

Other revenues	2,060,479	2,450,329	1,484,431

	45,990,256	70,987,912	43,225,876

(-) Deductions from Operating Revenue

(-) ICMS	(2,249,541)	(4,000,750)	(3,877,677)
(-)PASEP and COFINS	(3,724,863)	(3,642,892)	(4,108,891)
(-) Sector charges	(1,986,659)	(2,983,323)	(2,721,655)
(-) Other Deductions (including ISS)	(153,169)	(44,944)	(336,810)
	(8,114,232)	(10,671,909)	(11,045,033)

Net operating revenue	37,876,024	60,316,003	32,180,843

On December 31, 2017, the Company was able to segregate the line “Short term electric power” for the distribution activity. Previously this item was being presented on the Generation column, now, it has moved to the distribution activity aiming at a better presentation. The same procedure was performed consistently for the years ended December 31, 2016 and 2015.

In 2016, ANEEL approved the remuneration of the electric power transmission assets existing on May 31, 2000, pursuant to the rules of Normative Resolution 589 (see note 2.1). Accordingly, as as this remuneration represents the update of the financial asset which is part of the remuneration of the infrastructure to be operated and received within the term of the concession and, consistent with the practice followed by transmission companies in Brazil, the Company recognized in the item of Return on Investment, on December 31, 2016, the value of R$ 28,600,553 and, on the year ending December 31, 2017, the value regarding to the compensation correction of R$ 4,922,827.

NOTE 38 — RESULTS OF EQUITY INTERESTS

	12/31/2017	12/31/2016	12/31/2015
Investments in subsidiaries - Equity method

Investments in associates	1,032,052	3,035,744	379,743

Other investments
Interest on equity	21,304	1,026	2,010
Dividends	39,380	101,510	62,045
Compensation for investments in partnerships	773	—	10,402
Income from capital - ITAIPU	73,453	84,768	77,246
Other	522	(17,537)	—
	135,432	169,767	151,703

	1,167,484	3,205,511	531,446

NOTE 39 — PERSONNEL, MATERIAL AND SERVICES

	12/31/2017	12/31/2016	12/31/2015
Personnel	7,721,938	6,548,572	6,004,845
Material	324,082	329,599	318,410
Services	2,884,313	3,485,040	3,172,162
	10,930,333	10,363,211	9,495,417

The Company and some of its subsidiaries (CGTEE, Chesf, Eletronuclear, Eletronorte, Eletropar, Eletrosul and Furnas) implemented the Extraordinary Retirement Plan (“PAE”), as set forth in the Business and Management Master Plan (“PDNG”) for the period from 2017 to 2021.

Voluntary adhesions to the PAE were divided into two periods, the first from May 22 to July 14, 2017, and the second from July 17 to 31, 2017. Voluntary adhesions in these periods totaled 2,097 employees. The dismissals were carried out between June and December 2017.

The expenses with the PAE a) incentive indemnification equivalent to 40% of the balance for termination of the Government Severance Indemninity Fund for Employees  — FGTS plus advance notice, and 50% on the sum of these amounts for adhesions made up to 07.14.2017; b) an indemnification incentive equivalent to 40% of the balance for termination of the FGTS plus prior notice and 30% of the sum of these amounts for adhesions from 17 to 07.31.2017, and c) maintenance of health care coverage for a period of 60 months from the date of dismissal of the employee.

NOTE 40 — ENERGY PURCHASED FOR RESALE

	12/31/2017	12/31/2016	12/31/2015
Energy purchased for resale
Supply	5,357,608	5,714,743	4,931,606
Marketing in CCEE	2,629,653	2,425,240	2,998,109
Proinfa	3,140,816	3,106,129	2,818,660
Other	456,848	17,931	17,852
	11,584,925	11,264,043	10,766,227

NOTE 41 — OPERATING PROVISIONS (REVERSALS)

	12/31/2017	12/31/2016	12/31/2015
Guarantees	18,444	29,913	30,265
Contingencies	4,398,398	5,992,745	3,368,167
PCLD - Consumers and Resellers	520,369	334,383	642,924
PCLD - Financing and Loans	10,582	17,290	15,755
Onerous Contracts	(1,493,469)	2,194,498	366,477
Provision/(Reversal) for Losses on Investments	(335,592)	1,479,088	489,752
Impairment	640,631	5,681,018	5,979,596
Provision for ANEEL - CCC	985,573	741,623	—
Market Value Adjustment	(551)	41	67,107
Impairment BRR	—	—	(148,637)
TFRH	517,727	346,328	—
Hydrological Risk	—	(451,340)	451,340
Other	484,761	500,951	749,943
	5,746,873	16,866,538	12,012,689

Onerous Contracts

In the period ended on December 31, 2017, the Company recorded a net reversal of an onerous contract provisions in the amount of R$ 1,493,469. This amount is mainly due to the portion realized from the onerous contract provisions related to Amazonas Distribuidora in the amount of R$ 812,694 and other distributors in the amount of R$ 86,452, which are expected to be terminated by July 2018 (See note 2.IV).

ANEEL Provision - CCC

In the period ended December 31, 2017, the Company recorded an increase in the ANEEL - CCC provision of R$ 985,573. This amount refers mainly to the subsidiary Amazonas Distribuidora, which recognized a value of R $ 917,499 (see note 11, item b).

TFRH - Inspection Fee for Water Resources

The subsidiary Eletronorte was penalized in 2015 for the non-payment of TFRH for the months of April to June 2015.

Beginning the fiscal 2016, in compliance with Law No. 8,091 / 2014, which establishes TFRH, and because it reflects a legal obligation, the subsidiary provides for TFRH based on the turbine flow and volume of the Tucuruí and Curuá-Una hydroelectric plants.

In the period ended on December 31, 2017, the subsidiary recognized a total of R$ 517,727 related to the updating and constitution of new provisions. The accumulated amount of R$ 1,183,584 (R$ 665,856 as of December 31, 2016) is recognized under “Other” in non-current liabilities.

NOTE 42 — ASSETS HELD FOR SALE

42.1 - Sale of controlling interest in subsidiaries

On November 8, 2017, the Board of the Investment Partnerships Program of the Presidency of the Republic (CPPI) approved the Resolution No. 20 containing the minimum conditions and prices for disposal by Eletrobras of the shares representing its shareholding in Companhia Energética de Alagoas, Companhia Energética do Piauí, Companhia de Electricidade do Acre, Amazonas Distribuidora de Energia S.A., Boa Vista Energia S.A. and Centrais Elétricas de Rondônia S.A.

Eletrobras considered the Technical Pronouncement — IFRS 5 - Non-Current Assets Held for Sale, and evaluated that, as of December 31, 2017, the distributors Companhia Energética do Piauí, Companhia de Eletricidade do Acre, Boa Vista Energia S.A. and Centrais Elétricas de Rondônia S.A. reached the classification criteria as held for sale, however for the distributors Companhia Energética de Alagoas and Amazonas Distribuidora de Energia S.A. there are still conditions that do not yet allow such classification.

This classification of assets held for sale was not considered a discontinued operation, since the Company still has activities not classified as held for sale in the distribution segment with the two distributors mentioned above.

The description of the assets as well as the facts and circumstances that led to the expected sale are described in detail in note 2.IV. The Company emphasizes that it is committed to a sale plan of the subsidiaries and that a consistent program of identification of buyers is already being conducted by Banco Nacional de Desenvolvimento Econômico e Social - BNDES. Therefore, the Company expects the sale to be completed by July 31, 2018.

The main assets and liabilities of the subsidiaries classified as held for sale as of December 31, 2017, are as follows:

	Eletrobras	Cepisa	Ceron	Eletroacre	Boa Vista	Not Held for Sale and Eliminations	Total - Assets and Liabilities Held for Sale
	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017
Cash and cash equivalents	—	11,547	18,532	10,401	5,358	—	45,838
Customers	—	682,826	284,384	189,610	123,630	—	1,280,450
Loans and financing	1,482,907	—	—	—	—	—	1,482,907
Taxes and social contributions	—	27,401	29,507	9,704	22,893	—	89,505
Right to Reimbursement	—	19,562	3,963,217	304,530	289,250	(4,421,820)	154,739
Financial asset	—	854,482	1,198,009	429,813	217,846	—	2,700,150
PP&E	—	85,934	69,526	34,040	26,708	—	216,208
Intangible Assets	—	49,066	23,390	14,392	5,712	—	92,560
Other assets	—	617,906	419,517	104,554	113,584	(1,492,039)	(236,478)
Total assets of the subsidiary classified as held for sale	1,482,907	2,348,724	6,006,082	1,097,044	804,981	(5,913,859)	5,825,879

Suppliers	—	203,335	3,415,498	519,003	969,416	(548,881)	4,558,371
Loans and financing	—	2,322,825	1,365,157	508,244	312,254	(3,800,527)	707,953
Taxes and social contributions	—	269,221	77,016	225,606	29,021	—	600,864
Provision for Uncovered Liabilities	4,805,946	—	—	—	—	(4,805,946)	—
Provisions of contingencies	—	169,613	261,876	122,060	61,252	—	614,801
Onerous Contract	—	—	167,257	—	2,876	—	170,133
AFAC	—	346,357	—	77,115	89,975	(513,447)	—
Other liabilities	—	434,648	2,878,215	129,564	121,317	(2,585,196)	978,548
Liabilities of the subsidiary associated with assets classified as held for sale	4,805,946	3,745,999	8,165,019	1,581,592	1,586,111	(12,253,997)	7,630,670

42.2 - Sale of Subsidiary

On November 30, 2016, the Privatization Auction Number 02/2016 of CELG D was conducted in the Securities Exchange of São Paulo - BM&FBOVESPA and the successful bid was that of the company ENEL BRASIL S/A (“Successful Bidder”)

The principal assets and liabilities of the subsidiary CELG D classified as held for sale on
December 31, 2016, are shown below:

12/31/2016
Cash and cash equivalents	76,144
Receivables	988,093
Taxes and social contributions	149,570
Court deposits	212,420
Financial Assets	62,296
Fixed Assets, net	44,983
Intangible Assets, net	2,065,418
Reimbursable Assets - FUNAC	650,065
Other assets	157,224
Total assets of CELG D classified as held for sale	4,406,213

Suppliers	1,467,436
Loans and financing	1,085,476
Taxes and social contributions	277,612
Sector fees	706,039
Retirement benefits	149,698
Provisions for contingencies	669,729
Other liabilities	819,023
Liabilities of CELG D associated with assets classified as held for sale	5,175,013

On February 14, 2017, the agreement for the purchase of CELG D Shares between Eletrobras, Companhia Celg de Participações - CELGPAR and ENEL BRASIL S/A, was signed, disposing of all CELG D shares belonging to Eletrobras for the ENEL BRASIL S/A. Eletrobras received, on this date, the amount of R$ 1,065,266 related to this sale and recognized a gain in income for the year related to the sale of the subsidiary in the amount of R$ 1,524,687.

NOTE 43 — BUSINESS COMBINATION

Chuí Holding S/A

On December 28, 2017, the subsidiary Eletrosul concluded the capitalization of the amount of R$ 207,124 in Chuí Holding S/A referring to the contribution an advance for future capital increase. The shareholding increased from 49% to 86.57%, due to the dilution of other parties equity interest. On the same date, the Company transferred the amount of 50,228,188 (equivalent to R$ 93,305) common shares to shareholder Brave Winds Geradora III S/A, on effectively transferred to R$ 306,134, and, after the assignment, holds the control with 78% of the capital of Chuí Holding S/A. The measurement of the value of the minority interest was due to the proportion of participation in the Company’s fair value. The fair value of the business acquired was estimated based upon an appraisal report prepared by an external expert hired by the Company which is approximated of the book value.

12/28/2017
Estimated fair value of prior interest before business combination	192,315
(+) Advances for capital increase	207,124
(+) Share swap	(93,305)
Estimated fair value at the time of acquisition (78%)	306,134

Minority interest (22%)	86,345
Total amount of the investment	392,479

Recgonzied amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	61,103
Accounts receivables	10,892
Other accounts receivables	595
Tied Funds	255
Intangible assets	17,062
PP&E	664,997
Loans and Financing	17,380
Accounts payable to suppliers	(327,528)
Tax Obligations	(1,946)
Other accoutns payable	(2,868)
Other	(47,463)
Total idenfiable net assets	392,479

The allocation of the estimates used in the business combination accounting is temporary as the Company will make the final allocation of the FVs on the acquisition and adjustments, if any, within one year after the completion of the transaction, under the requirement of IFRS 3 - Business Combinations.

Santa Vitória do Palmar Holding S/A

On December 28, 2017, the subsidiary Eletrosul concluded the capitalization of the amount of R$ 192,443 in Santa Vitória do Palmar Holding S/A, referring to the capital contribution of prior advances for future capital increase. With the capitalization, the shareholding increased from 49% to 53.63%, due to dilution of other partners’ capital. On the same date, the Company received in exchange from Acionista Brave Winds Geradora S/A, the amount of 101,925,081 (equivalent to R$ 182,079)  common shares, adjusting the consideration effectively transferred to R$ 374,522, holding the control with 78% of the capital of Santa Vitória do Palmar Holding S/A.

The increase in Eletrosul’s interest is a consequence of the Investment Equity Fund - FIP (Fundo de Investimento em Participações — in Portuguese) not contributing the resources needed to complete the wind farms capitalization needs. The stock exchange seeks to standardize the shareholders’ holdings and preserve the rights agreed between the shareholders.

The measurement of the value of the minority interest was due to the proportion of participation in the Company’s fair value. The fair value of the business acquisition was estimated based upon an appraisal report prepared by an external expert hired by the Company which is approximated of the book value.

12.28.2017
SVP
Estimated fair value of prior interest before business combination	167,045
(+) Advances for capital increase	192,443
(+) Share swap	182,079
(+) Advantageous purchase	33,335
Estimated fair value at the time of acquisition (78%)	574,902

Minority interest (22%)	162,152
Total amount of the investment	737,054

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	145,618
Accounts receivables	31,515
Recoverable taxes	1,780
Other accounts receivables	954
Tied Funds	61,634
Intangible assets	51,970
PP&E	1,662,943
Loans and Financing	943,751
Accounts payable to suppliers	35,708
Debentures	114,928
Tax Obligations	8,043
Other accoutns payable	116,931
Other	—
Total idenfiable net assets	737,053

The allocation of the estimates used in the business combination accounting is temporary as the Company will make the final allocation of the FVs on the acquisition and adjustments, if any, within one year after the completion of the transaction, under the requirement of IFRS 3 - Business Combinations.

Livramento Holding S/A

On December 28, 2017, the subsidiary Eletrosul concluded the capitalization in Livramento Holding S/A of the amount of R$ 6,126, contributed as an advance for future capital increase. With this capitalization, the equity interest increased from 59% to 73.84%, due to dilution of other parties’ capital. On the same date, as a result of the shareholders’ agreement, the Company received in exchange from the shareholder Brasil Energia Renovável — Fundo de Investimento em Participação (FIP), the amount of 20,481,425 (equivalent to R$ 1,717) common shares, adjusting the consideration effectively transferred to R$ 32,197, holding the control with 78% of Livramento Holding S/A.

The increase in Eletrosul’s stake is a consequence of the FIP and ELOS not having contributed the resources needed to complete the wind farms capitalization needs. The stock exchange seeks to standardize the shareholders’ holdings and preserve the rights agreed between the shareholders.  The measurement of the amount of the minority interest was due to the proportion of participation in the Company’s fair value.

The fair value of the business acquired was estimated based on an appraisal report prepared by an external expert hired by the Company which is approximated of the book value.

12/28/2017
Estimated fair value of prior interest before business combination	24,355
(+) Advances for capital increase	6,126
(+) Share swap	1,717
Estimated fair value at the time of acquisition (78%)	32,197

Minority interest (22%)	9,081
Total amount of the investment	41,279

Recgonzied amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	4,319
Accounts receivables	1,809
Recoverable taxes	2,974
Other accounts receivables	80
Tied Funds	3,028
PP&E	151,221
Loans and Financing	(42,059)
Accounts payable to suppliers	(7,233)
Tax Obligations	(2,923)
Other accoutns payable	(69,937)
Total idenfiable net assets	41,279

The allocation of the estimates used in the business combination accounting is temporary as the Company will make the final allocation of the FVs on the acquisition and adjustments, if any, within of year after the completion of the transaction, under the requirement of IFRS 3 - Business Combinations.

NOTE 44 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

44.1 — Management of Capital Risk

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

	12/31/2017	12/31/2016
Total loans and financing	45,121,791	45,620,428
(-) Cash and Cash Equivalents and Marketable Securities	8,048,472	6,424,881
Net Debt	37,073,319	39,195,547
(+) Total Net Equity	42,736,588	44,064,927
Total Capital	79,809,907	83,260,474
Financial Leverage Index	46%	47%

44.2 - Classification by Category of Financial Instruments

The accounting balances of financial assets and liabilities represent a reasonable approximation of fair value. The Company uses the hierarchy to measure the fair value of its financial instruments:

	Measurement	12/31/2017	12/31/2016
FINANCIAL ASSETS (Current / Non-Current)
Loans and Receivables		79,613,681	79,487,465
Cash and cash equivalents		792,252	495,855
Customers	Amortized Cost	5,124,744	6,481,303
Loans and financing	Amortized Cost	10,266,851	13,184,244
Rights to Reimbursement	Amortized Cost	8,076,826	9,164,986
Financial Asset - Generation and Transmission	Amortized Cost	16,282,980	13,590,194
Financial Asset - Transmission (RBSE)	Amortized Cost	38,238,015	36,570,883
Financial Asset - values receivable in portion A		832,013	—

Held Until Maturity		331,588	246.801
Securities	Amortized Cost	331,588	246.801

Measured at Fair Value through profit or loss		7,350,863	5,910,564
Securities	Fair value	6,924,632	5,681,791
Derivative Financial Instruments	Fair value	426,231	228,773

Available for sale		3,950,774	6,283,905
Investments (Equity Holdings)	Fair value	1,418,659	1,357,923
Financial Asset - Distribution	Fair value	2,532,115	4,925,982

FINANCIAL LIABILITIES (Current / Non-Current)

Measured at Amortized Cost		67,431,966	69,885,305
Suppliers	Amortized Cost	18,239,097	19,442,121
Loans and financing	Amortized Cost	45,121,791	45,620,428
Debentures	Amortized Cost	268,022	201,375
Debentures (Banco Amazônia)	Amortized Cost	202,757	—
Reimbursement Obligations	Amortized Cost	2,455,176	3,384,398
Commercial Leasing	Amortized Cost	1,077,820	1,169,504
Concessions Payable - UBP	Amortized Cost	67,303	67,479
Financial Liabilities - Generation and Transmission	Amortized Cost

Measured at Fair Value through profit or loss		42,060	50,631
Derivative Financial Instruments	Fair value	39,885	44,017
Derivative Financial Instruments - Hedge	Fair value	2,175	6,614

44.2.1 — Techniques of Evaluation and Information Used

a)                           Short and long-term securities - usually held for short-term trading and measured at fair value, being recognized directly in the financial results.

b)                           Customers: are recorded at their nominal value, similar to the fair values and the probable realizable values. The renegotiated credits are recorded assuming the intention to hold them until maturity, at their probable realizable values, similar to fair values.

c)                            Financial assets of the concession: are financial assets that represent the unconditional right to receive a certain amount at the end of the period of the concession. The generation and transmission financial assets and receivables - parcel A are classified as loans and receivables, while the financial assets - Distributors are classified as available for sale.

d)                           Derivatives: are measured at fair value and recognized directly in the results or in the shareholders’ equity, depending on the type of each designation of the derivative in hedge accounting.

e)                            Right to Compensation: Assets that represent the right to reimbursement of the CCC, relating to the costs of generation of electric energy in the Isolated Systems, including the cost relating to the procurement of energy and of power associated with the generation itself in order to attend to the public service of distribution of electric energy, to the charges of the electric sector and taxes and, additionally, to the investments performed,. These are classified as loans and receivables.

f)                             Corporate Equity Investments: refer to permanent investments in other companies

g)                            Suppliers: are measured by known or estimated amounts including, when applicable, the corresponding charges and monetary and/or exchange variations, incurred up to the date of the balance sheet, and its approximate book value of its fair value.

h)                           Debentures: are measured at amortized cost, using the effective interest rate method. The Company believes that these instruments approximate their fair values.

i)                               Loans and financing: are measured at amortized cost, using the effective interest rate method.

j)                              Commercial Leasing: The nominal value used in the calculation of liabilities caused by these contracts has been determined by taking as a reference the value fixed for the procurement of monthly contracted power, multiplied by the installed capacity (60 to 65 MW*) and by the number of months of validity of the contract

k)                           Compensation Obligations: refer to amounts of advances and taxes (ICMS, PIS and COFINS) to be returned to the CCC Fund.

l)                               Other financial instruments: fair values are similar to their carrying amounts, when: (i) they have an average time period of receipt/payment of less than 60 days; (ii) they are concentrated in fixed income securities, remunerated at the CDI rate; and (iii) there are no similar instruments with comparable maturities and interest rates.

44.2.2 — Fair Value Estimate:

The financial assets and liabilities recorded at fair value were classified and disclosed according to the following levels:

	12/31/2017
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (Current / Non-Current)
Loans and Receivables	—	71,536,855	8,076,826	79,613,681
Cash and cash equivalents	—	792,252	—	792,252
Customers	—	5,124,744	—	5,124,744
Loans and financing	—	10,266,851	—	10,266,851
Rights to Reimbursement	—	—	8,076,826	8,076,826
Financial Asset - Generation and Transmission	—	16,282,980	—	16,282,980
Financial Asset - Transmission (RBSE)	—	38,238,015	—	38,238,015
Financial Asset - Distribution of Parcel CVA	—	832,013	—	832,013

Securities	—	331,588	—	331,588
	—	331,588	—	331,588

Available for sale	1,418,659	—	—	3,950,774
Investiments (Equity Holdings)	1,418,659	—	—	1,418,659
Financial Asset - Concessions of distribution	—	2,532,115	—	2,532,115

Measured at Fair Value through profit or loss	—	7,350,863	—	7,350,863
Securities	—	6,924,632	—	6,924,632
Derivative Financial Instruments	—	426,231	—	426,231

FINANCIAL LIABILITIES (Current / Non-Current)

Suppliers	—	49,192,869	—	49,192,869
Loans and financing	—	45,121,791	—	45,121,791
Debentures	—	268,022	—	268,022
Debentures (Banco Amazônia)	—	202,757	—	202,757
Reimbursement Obligations	—	2,455,176	—	2,455,176
Commercial Leasing	—	1,077,820	—	1,077,820
Concessions Payable - UBP	—	67,303	—	67,303

Measured at Fair Value through profit or loss	—	42,060	—	42,060
Derivative Financial Instruments	—	39,885	—	39,885
Derivative Financial Instruments - Hedge	—	2,175	—	2,175

	12/31/2016
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
FINANCIAL ASSETS (Current / Non-Current)

Loans and Receivables	679,668	69,826,624	9,164,986	79,671,278
Cash and cash equivalents	679,668	—	—	679,668
Customers	—	6,481,303	—	6,481,303
Loans and financing	—	13,184,244	—	13,184,244
Rights to Reimbursement	—	—	9,164,986	9,164,986
Financial Asset - Generation and Transmission	—	13,590,194	—	13,590,194
Financial Asset - Transmission (RBSE)	—	36,570,883	—	36,570,883

Securities	—	246,801	—	246,801
	—	246,801	—	246,801

Available for sale	1,357,923	4,925,982	—	6,283,905
Investments (Equity Holdings)	1,357,923	—	—	1,357,923
Financial Asset - Concessions of distribution	—	4,925,982	—	4,925,982

Measured at Fair Value through profit or loss	—	5,727,185	—	5,727,185
Securities	—	5,498,412	—	5,498,412
Derivative Financial Instruments	—	228,773	—	228,773

FINANCIAL LIABILITIES (Current / Non-Current)

Suppliers	—	69,386,098	—	69,386,098
Loans and financing	—	19,442,121	—	19,442,121
Debentures	—	45,620,428	—	45,620,428
Debentures (Banco Amazônia)	—	201,375	—	201,375
Reimbursement Obligations	—	201,375	—	201,375
Commercial Leasing	—	2,683,816	—	2,683,816
Concessions Payable - UBP	—	1,169,504	—	1,169,504
Financial Liabilities - Generation and Transmission	—	67,479	—	67,479

Measured at Fair Value through profit or loss	—	50,631	—	50,631
Derivative Financial Instruments	—	44,017	—	44,017
	—	6,614	—	6,614

Level 1 — prices quoted (not adjusted) on active markets, liquid and visible for identical assets and liabilities accessible on the date of measurement;

Level 2 — prices quoted (adjusted or not) for similar assets and liabilities on active markets, other entries not observable in level 1, directly or indirectly, in terms of asset or liability; and

Level 3 — assets and liabilities not priced or where prices or valuation techniques are supported by a small or non-existent market, not observable or liquid. In this level, the estimated fair value becomes highly subjective.

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

The quoted market price used for financial assets carried by the Company and its subsidiaries is the current competitive price. These instruments are in Level 1. The instruments in Level 1 include mainly equity investments classified as available for sale.

The fair value of financial instruments not traded on active markets (such as over the counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of information adopted by the market where it is available and rely as little as possible on the entity’s specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument will be included in Level 2.

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

44.3 — Financial Risk Management:

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

44.3.1 — Exchange Rate Risk

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

(a) Composition of balances in foreign currency and sensitivity analysis:

In the following charts, scenarios were considered for indices and rates, with their respective effects on the Company’s profit and loss. For the sensitivity analysis, the probable scenario used for 2016 and 2017 was forecasts and/or estimates based fundamentally on macroeconomic assumptions obtained from the Focus report, published by the Central Bank, and Economic Outlook 86, published by the OECD (Organization for Economic Co-operation and Development).

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

(a.1)   Risk of exchange rate revaluation:

(a,1) Exchange rate appreciation risk:

		Balance on 12/31/2017		Effect on income - revenue (expense)
		Currency		Scenario I -	Scenario II	Scenario III
		Foreign	Reais	Probable 2017 (1)	(25%)(1)	(50%)(1)
USD	Loans obtained	3,370,685	11,148,204	159,770	(2,587,338)	(5,334,446)
	Loans granted	2,616,372	8,654,957	(125,586)	2,006,757	4,139,100
	Financial asset - ITAIPU	615,633	2,036,514	(29,550)	472,191	973,931
	Impact on income - USD			4,634	(108,39)	(221,415)
EURO	Loans obtained	58,012	230,144	3,318	(53,388)	(110,095)
	Impact on income - EURO			3,318	(53,388)	(110,095)
IENE	Loans obtained	1,102,326	32,408	441	(7,551)	(15,543)
	Impact on income - IENE			441	(7,551)	(15,543)
IMPACT ON INCOME IN CASE OF EXCHANGE RATE APPRAISAL				8,393	(169,33)	(347,053)

(1) Assumptions adopted:

	Probable	25%	50%
USD	3.260	4.075	4.890
EURO	3.910	4.888	5.865
IENE	0.029	0.036	0.044

(a.2)   Risk of exchange rate depreciation:

(a.2) Exchange rate depreciation risk:

		Balance on 12/31/2017		Effect on income - revenue (expense)
		Currency		Scenario I -	Scenario II	Scenario III
		Foreign	Reais	Probable 2017 (1)	(25%)(1)	(50%)(1)
USD	Loans obtained	3,370,685	11,148,204	159,770	2,906,879	5,653,987
	Loans granted	2,616,372	8,654,957	(125,586)	(2,257,929)	(4,390,271)
	Financial asset - ITAIPU	615,633	2,036,514	(29,550)	(531,291)	(1,033,032)
	Impact on income - USD			4,634	117,659	230,684
EURO	Loans obtained	58,012	230,144	3,318	60,025	116,731
	Impact on income - EURO			3,318	60,025	116,731
IENE	Loans obtained	1,102,326	32,408	441	8,433	16,425
	Impact on income - IENE			441	8,433	16,425
IMPACT ON INCOME IN CASE OF EXCHANGE RATE APPRAISAL				8,393	186,116	363,84

(1) Assumptions adopted:

	Probable	(25%)	(50%)
USD	3.260	2.445	1.630
EURO	3.910	2.933	1.955
IENE	0.029	0.022	0.015

44.3.2 — Interest Rate Risk

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

(a) Composition of balances by indexer and sensitivity analysis

The composition of debt by indexer, either in national or foreign currency, is broken down in Note 22, item a.

In the following charts, scenarios were considered for indices and rates, with their respective impacts on the Company’s results. For the sensitivity analysis, the probable scenario used for 2016 was forecasts and/or estimates based fundamentally on macroeconomic assumptions obtained from the Focus report, published by the Central Bank, and Economic Outlook 86, published by the OECD (Organization for Economic Co-operation and Development)

Sensitivity analyses were conducted on financial instruments, assets and liabilities, which could bring material losses to the Company, in four different scenarios, based on the above-mentioned probable scenario: two considering the appreciation of indices, and another two considering a depreciation of those indices.

The sensitivity analyses were created in accordance with CVM Guidance 475/2008, with the objective of measuring the impact of changes in market variables on each of the Company’s financial instruments. Therefore, these are projections based on assessments of macroeconomic scenarios, and do not mean that the transactions will have the values presented in the analysis period considered.

All scenarios used a likely exchange rate for the dollar to convert into reais the effect on the results of risks linked to fluctuations of the LIBOR. In this sensitivity analysis, no exchange effect is being considered due to valuation or devaluation of the probable exchange rate scenario. The impact of valuation or devaluation of the dollar exchange rate in the probable scenario is presented in item (46.3.1 (a)) of this note.

(a.1) LIBOR

•                  risk of appreciation of interest rates:

		Balance of debt/Notional Value
		on 12/31/2017		Effect on income - revenue (expense)
				Scenario I -	Scenario II	Scenario III
		In USD	In reais	Probable 2017 (1)	(+25%) (1)	(+50%) (1)
LIBOR	Loans obtained	556,295	1,840,224	(3,391,285)	(4,239,107)	(5,086,928)
	Derivative	275,000	909,700	1,676,455	2,095,569	2,514,683
	Total			(1,714,830)	(2,143,538)	(2,572,245)

(1) Assumptions adopted:

	12/31/2017	Probable	25%	50%
USD	3,308	3.2600	4.0750	4.8900
LIBOR	n/a	1.8700	2.3375	2.8050

(a.2) National indexers

•                risk of appreciation of interest rates

			Effect on income - revenue (expense)
		Balance in	Scenario I -	Scenario II	Scenario III
		12/31/2017	Probable 2017 (1)	(+25%) (1)	(+50%) (1)
CDI	Loans obtained	12,159,697	(811,052)	(1,013,815)	(1,216,578)
	Impact on income - CDI		(811,052)	(1,013,815)	(1,216,578)
	Loans obtained	6,809,224	(465,070)	(581,337)	(697,605)
TJLP	Debentures issued	202,757	(13,848)	(17,310)	(20,772)

	Impact on income - TJLP		(478,918)	(598,648)	(718,377)
	Commercial Leasing	1,077,820	(47,747)	(59,684)	(71,621)
IGPM	Loans granted	229,108	10,149	12,687	15,224
	Impact on income - IGPM		(37,598)	(46,997)	(56,397)

SELIC	Loans obtained	1,782,785	(118,912)	(148,640)	(178,368)
	Impact on income - SELIC		(118,912)	(148,640)	(178,368)

IPCA	Loans obtained	369,100	13,767	17,209	20,651
	Debentures issued	268,022	9,997	12,497	14,996
	Impact on income - IPCA		23,765	29,706	35,647

IMPACT ON INCOME - INDEX APPRECIATION			(1,422,715)	(1,778,394)	(2,134,073)

(1) Assumptions adopted:

	Probable	25%	50%
CDI	6.67%	8.34%	10.01%
IPCA	3.73%	4.66%	5.60%
TJLP	6.83%	8.54%	10.25%
IGPM	4.43%	5.54%	6.65%
SELIC	6.67%	8.34%	10.01%

•                  risk of depreciation of interest rates:

		Effect on income - revenue (expense)
	Balance on	Scenario I -	Scenario II	Scenario III
	12/31/2017	Probable 2017 (1)	(-25%) (1)	(-50%) (1)
CDI Loans obtained	12,159,697	(811,052)	(608,289)	(405,526)
Impact on income - CDI		(811,052)	(608,289)	(405,526)

TJLP Loans obtained	6,809,224	(465,070)	(348,802)	(232,535)
Debentures issued	202,757	(13,848)	(10,386)	(6,924)
Impact on income - TJLP		(478,918)	(359,189)	(239,459)

Commercial Leasing	1,077,820	(47,747)	(35,811)	(23,874)
IGPM Loans granted	229,108	10,149	7,612	5,075
Impact on income - IGPM		(37,598)	(28,198)	(18,799)

SELIC Loans obtained	1,782,785	(118,912)	(89,184)	(59,456)
Impact on income - SELIC		(118,912)	(89,184)	(59,456)

Loans obtained	369,100	13,767	10,326	6,884
IPCA Debentures issued	268,022	18,306	13,729	9,153
Impact on income - IPCA		32,073	24,055	16,037

IMPACT ON INCOME - INDEX DEPRECIATION		(1,414,406)	(1,060,805)	(707,203)

(1) Assumptions adopted:

	Probable	(25%)	(50%)
CDI	6.67%	5.00%	3.34%
IPCA	3.73%	2.80%	1.87%
TJLP	6.83%	5.12%	3.42%
IGPM	4.43%	3.32%	2.22%
SELIC	6.67%	5.00%	3.34%

To reduce the risk in the cash flow exposures of variable rate debt issued, the Company contracted interest rate swaps and designated as hedge accounting. According to interest rate swap contracts, the Company agrees to exchange the difference between fixed and floating interest rate values calculated from the notional value agreed and mitigate the risk of a change in interest rates on the fair value of debt issued at fixed interest rates in the exposure of cash flows to floating rate debt. The fair value of interest rate swaps at the end of the year and the inherent credit risk in this kind of contract, are shown next. The average interest rate is based on outstanding balances payable at the end of the year.

The following chart shows the value of principal and the remaining term for outstanding interest rate swap contracts at the end of the reporting period:

		Amounts
		contracted	Charges		Fair Values
Type	Transaction	(notional)	used	Due date	12/31/2017	12/31/2016
Libor X Pre-tax	03/2011	50,000	3.2780%	08/10/2020	(1,238)	(2,642)
Libor X Pre-tax	04/2011	100,000	3.3240%	08/10/2020	(2,567)	(5,437)
Libor X Pre-tax	09/2012	25,000	1.6795%	11/27/2020	300	157
Libor X Pre-tax	10/2012	25,000	1.6295%	11/27/2020	332	211
Libor X Pre-tax	11/2012	75,000	1.6285%	11/27/2020	998	636
Libor X Pre-tax	12/2012	75,000	1.2195%	11/29/2017	—	82
Libor X Pre-tax	13/2012	75,000	1.2090%	11/29/2017	—	88
Libor X Pre-tax	14/2012	50,000	1.2245%	11/29/2017	—	53
Libor X Pre-tax	15/2012	50,000	1.1670%	11/29/2017	—	73
Libor X Pre-tax	16/2012	50,000	1.1910%	11/29/2017	—	65
Libor X Pre-tax	17/2012	50,000	1.2105%	11/29/2017	—	58
Libor X Pre-tax	18/2012	25,000	1.1380%	11/29/2017	—	42
	TOTAL	650,000			(2,175)	(6,614)

Operations classified as cash flow hedges generated in the fiscal period a comprehensive negative result of R$ 6,250 (comprehensive positive income of R$ 11,684 on December 31, 2016).

With the designation of swaps for hedge accounting, in the year ending on December 31, 2017, the Company recognized R$ 6,047 as financial expenses related to swaps. (R$ 14,160 on December 31, 2016)

The ratio between the designated debts in hedge relations and the future disbursements of contracts indexed to libor, follows the following distribution in time:

	2018	2019	2020	2021	2022	2023
Protected value / Future disbursements (%)	31.11%	51.22%	33.11%	0%	0%	0%

44.3.3 — Price risk — commodities

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

The details of the contracts are as follows:

Contract dates
Customer	Initial	Final	Volume in Average Megawatts (MW)
Albrás	07/01/2004	12/31/2024	750 MW until 12/31/2006 and 800 MW from 01/01/2007
BHP	07/01/2004	12/31/2017	315 MW

These contracts include the concept of a cap and floor band related to the price of aluminum as quoted on the LME. The maximum and minimum price limit on the LME are US$ 2,773.21/ton and US$ 1,450.00/ton, respectively.

In order to attribute a fair value to the hybrid part of a contract, it is necessary to identify the main components that quantify the amount billed monthly. The main contract variables are: the amount of energy sold (MWh), the price attributed to the LME and the exchange rate in the billing period

Considering that the premium is associated to the price of the aluminum commodity on the LME, it is possible to attribute a fair value to these contracts. The LME price was quoted in December 2017 at US$ 2,087/ton, which represented a positive variance of 21.2% in relation to the price in December, 2016, which was US$ 1,772/ton.

In the same year of the analysis, the real gained value compared to the dollar, with the exchange rate going from R$ 3.35 to R$ 3.15. The positive variation in the price of aluminum contributed with an increase in the fair value expectation for the derivatives, offsetting the devaluation of the dollar in the period.

The gain in the operation with derivatives in 2017 is R$ 197,458 (gain of R$ 182,462 on December 31, 2016) and is shown in the statement of financial outcome.

(a) Sensitivity analysis on embedded derivatives indexed to aluminum price

Sensitivity analyses were conducted on energy supply contracts for intensive consumers Albras and BHP, since they have a contractual clause linking the premium to the variance in aluminum price on the international market.

In this way, a sensitivity was obtained for such hybrid contracts to the variance in the price of the premium earned, as per the chart below. The volatility components in the premium are basically: price of primary aluminum on the LME, the exchange rate, and CDI (Interbank Deposit Rate). Below we see the impact of each scenario on the Company’s results.

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

Balance on 12/31/2017	Scenario I (+25%) Indexes and prices	Scenario II (+50%) Indexes and prices
228,773	928,181	1,095,362

44.3.4 — Credit Risk

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

The credit risk related to client receivables (see note 7) is concentrated on distribution activities, in the sum of R$ 1,564,755 or 28% (R$ 2,395,918 or 38% as of December 31, 2016) of the outstanding balance at the end of the year as of December 31, 2017, and its main characteristic is the high level of diffusion since it considers a significant volume of sales to residential consumers.

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

The excess cash availability is invested in exclusive non-market funds, according to specific regulations from the Brazilian Central Bank. This fund is composed entirely of government bonds held by the Selic, with exposure to credit risk lower than the other instruments.

In any relationships with financial institutions, the Company has a practice of performing operations only with low risk institutions as deemed by rating agencies, and which fulfill preset and formalized equity requirements. In addition, credit limits are defined, which are periodically revised.

When derivative operations are conducted on the over-the-counter market, they contain counterparty risks which, given the problems presented by financial institutions in 2008 and 2009, are relevant. In order to mitigate this risk, the Company instituted an accreditation standard for financial institutions, in order to perform derivative operations. This standard defines criteria regarding size, rating and expertise in the derivatives market, in order to select institutions that may perform operations with the Company. The Company currently selects the 20 best financial institutions twice a year, based on the mentioned criteria, as accredited institutions to perform derivative operations with the Company. In addition, the Company has developed a methodology to control exposure to accredited institutions that sets limit on the volume of operations to be performed with each one.

The Company monitors the credit risk of its swap operations, according to IFRS 13, but does not account for this risk of non-performance in the fair value balance of each derivative because, based on the net exposure to credit risk, the Company can record its swap portfolio on the books given an unforced transaction between the parties on the valuation date. The Company considers the risk of non-performance only in the back testing analysis of each relationship designated for hedge accounting.

In addition, the Company is exposed to credit risk related to financial guarantees granted to banks by the Holding Company. The Company’s maximum exposure is the maximum amount the Company will have to pay if the guarantee is enforced.

44.3.5 — Liquidity Risk

The liquidity needs of the Company and its subsidiaries are the responsibility of the treasury and fund-raising departments, which continually monitor short-, medium- and long-term cash flows, both estimated and realized, seeking to avoid possible discrepancies and resulting financial losses, and guarantee liquidity requirements for operating needs.

The table below analyzes the non-derivative financial liabilities of the Eletrobras System by maturation range, for the period remaining on the balance sheet until the contractual maturation date. The contractual interest’s obligations are also contractual repayment/maturation is based on the most recent date the Eletrobras System must settle the respective obligations.

	12/31/2017
	Payment flow
	Up to 1 Year	From 1 to 2 Years	From 2 to 5 Years	More than 5 Years	Total
FINANCIAL LIABILITIES (Current / Non-Current)

Measured at Amortized Cost	19,495,221	16,855,769	20,617,858	22,863,703	79,825,663
Suppliers	10,443,752	2,681,872	2,504,559	2,608,914	18,239,097
Loans and financing	7,325,949	12,521,043	17,811,981	19,856,515	57,515,487
Debentures	183,432	287,347	—	—	470.779
Reimbursement Obligations	1,392,542	1,062,634	—	—	2,455,176
Commercial Leasing	145,324	290,648	290,648	351,200	1,077,820
Concessions Payable - UBP	4,222	5,338	10,670	47,074	67,304
Measured at Fair Value through profit or loss	2,466	39,594	—	—	42,060
Derivative Financial Instruments	2,466	39,594	—	—	42,060

	12/31/2016
	Payment flow
	Up to 1 Year	From 1 to 2 Years	From 2 to 5 Years	More than 5 Years	Total
FINANCIAL LIABILITIES (Current / Non-Current)

Measured at Amortized Cost	20,420,991	19,541,472	25,956,948	13,625,853	79,545,263
Suppliers	9,659,301	3,518,140	3,487,328	2,777,352	19,442,121
Loans and financing	9,440,941	15,718,925	21,822,739	8,297,782	55,280,386
Debentures	12,442	10,300	41,200	137,433	201,375
Reimbursement Obligations	1,167,503	152,339	146,051	1,918,505	3,384,398
Commercial Leasing	136.662	139,524	418,571	474,748	1,169,504
Concessions Payable - UBP	4,142	2,244	41,060	20,033	67,479
Measured at Fair Value through profit or loss	6,946	43,685	—	—	50,631
Derivative Financial Instruments	6,946	43,685	—	—	50,631

44.4 — Embedded derivatives related to debentures convertible into stock

The subsidiary Eletronorte entered into an agreement for the issuance of debentures in June, 2011, and the release of resources starting in 2013, along with Banco da Amazônia S.A. (BASA), which manages the resources of Fundo de Desenvolvimento da Amazônia (Amazon Region Development Fund or FDA), to raise funds for project implementation.

Since that agreement had a clause regarding the option to convert such debentures into Company stock, with a limit of 50% of issued debentures, Superintendence of Amazon development (Superintendência do Desenvolvimento da Amazônia) - SUDAM’s opinion is that it is possible assign a value to the amount that would be assigned to SUDAM if such conversion is made.

To determine the value, a valuation was made of the previously invested company, by estimating the value of its stock and the current value of the agreement, by using parameters for determining the value of the derivative.

The gain determined in the period ending on December 31, 2017, is R$ 4,131 (a gain of R$ 36,252 on December 31, 2016) and is presented in the statement of results of the period.

44.4.1 — Sensitivity Analyses

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

According to IAS 39 hybrid agreements with associated volatile elements, whether they are price indexes and/or commodities, must be marked to market. In this manner, financial statements will reflect the fair value of the operation on each assessed date.

Accordingly, a variation in relation to the expectation of realization of the TJLP was sensitized.

It is possible to verify, below, the impact of each scenario on Company results.

	Balance on December 31	Scenario I (-25%) Indexes and prices	Scenario II (- 50%) Indexes and prices	Scenario I (+25%) Indexes and prices	Scenario II (+50%) Indexes and prices
2017	39,885	19,564	16,231	26,180	29,277

The net profit per share is calculated through the adjustment of the weighted average quantity of common shares in circulation in order to assume the conversion of all potential dilutive common shares. The Company has only one category of potential dilutive common shares in circulation: convertible debt (compulsory loans). It is assumed that the convertible debt was converted into common shares and that the net profit is adjusted to eliminate the financial expense minus the fiscal effect.

NOTE 45 — OPERATING SEGMENT INFORMATION

The operating segment information, corresponding to December 31, 2017 and December 31, 2016 are as follows:

	12/31/2017
		Generation		Transmission
	Management	Regime of Operation	Regime of O&M	Regime of Operation	Regime of O&M	Distribution	Eliminations	Total
Net Operating Revenue	215,936	18,070,002	1,843,804	1,442,175	8,684,129	9,597,517	(1,977,539)	37,876,024
Costs and Operating Expenses	(3,861,614)	(15,843,418)	(2,015,008)	(1,288,450)	(3,721,060)	(10,778,137)	1,932,390	(35,575,297)
Gain on sale of subsidiary	1,524,687	—	—	—	—	—	—	1,524,687
Operating Result Before the Financial Result	(2,120,991)	2,226,584	(171,204)	153,725	4,963,069	(1,180,620)	(45,149)	3,825,414
Financial Result	1,046,195	(1,497,218)	(242,721)	(405,681)	(636,691)	(3,502,329)	45,149	(5,193,296)
Result of Equity Holdings	1,167,484	—	—	—	—	—	—	1,167,484
Income tax and social contributions	(1,081,294)	(188,195)	(41,453)	(47,038)	(671,048)	503,735	—	(1,525,293)
Period net earnings (losses)	(988,606)	541,171	(455,378)	(298,994)	3,655,330	(4,179,214)	—	(1,725,691)

	12/31/2016 (reclassified)
		Generation		Transmission
	Management	Regime of Operation	Regime of O&M	Regime of Operation	Regime of O&M	Distribution	Eliminations	Total
Net Operating Revenue	177,405	15,472,642	1,512,360	1,602,099	31,941,615	11,896,769	(2,286,887)	60,316,003
Costs and Operating Expenses	(6,207,466)	(18,192,843)	(2,441,521)	(2,514,636)	(4,832,741)	(15,562,154)	2,343,297	(47,408,064)
Operating profit/loss Before the Financial Result	(6,030,061)	(2,720,201)	(929,161)	(912,537)	27,108,874	(3,665,385)	56,410	12,907,939
Financial profit/loss	1,019,617	(1,743,807)	(619,292)	(179,444)	306,918	(2,658,306)	(56,410)	(3,930,724)
Profit/loss on Equity interests	3,205,511	—	—	—	—	—	—	3,205,511
Income tax and social contributions	(67,593)	532,531	165,617	(167,351)	(8,974,023)	—	—	(8,510,819)
Net earnings(losses) for the period	(1,872,526)	(3,931,477)	(1,382,836)	(1,259,332)	18,441,769	(6,323,691)	—	3,671,907

	12/31/2015 (reclassified)
		Generation		Transmission
	Management	Regime of Operation	Regime of O&M	Regime of Operation	Regime of O&M	Distribution	Eliminations	Total
Net Operating Revenue	348,022	14,377,280	1,685,999	1,837,720	3,816,664	12,133,000	(2,017,842)	32,180,843
Costs and Operating Expenses	(3,810,972)	(18,554,994)	(1,525,137)	(3,252,272)	(3,998,925)	(13,595,715)	2,091,804	(42,646,211)
Operating profit/loss Before the Financial Result	(3,462,950)	(4,177,714)	160,862	(1,414,552)	(182,261)	(1,462,715)	73,962	(10,465,368)
Financial profit/loss	4,384,825	(1,281,380)	(656,829)	(573,184)	(240,949)	(2,831,624)	(73,962)	(1,273,103)
Profit/loss on Equity interests	531,446	—	—	—	—	—	—	531,446
Income tax and social contributions	(870,858)	(126,772)	89	256,947	19,553	10,929	—	(710,112)
Net earnings(losses) for the period	582,463	(5,585,866)	(495,878)	(1,730,789)	(403,657)	(4,283,410)	—	(11,917,137)

As of December 31, 2017, the Company presented the “Profit/loss on equity interest” and Costs and Operating Expenses” lines of the Management segment net of the eliminations for equity interest and uncovered liability expenses (from subsidiaries), respectively, to better portray the consolidated profit and losses of the Company in accordance with IFRS 8. The same procedure was performed consistently for the years ended December 31, 2016 and 2015.

As of December 31, 2016, the Company presented some generation costs related to the distribution activity that were previously presented on the Generation column and are now being moved to the Distribution column aiming at a better presentation. The same procedure was performed consistently for the year ended December 31, 2015.

The elimination column presents the adjustments that occurred between the Company segments, reconciling the balances disclosed by each segment. The amounts eliminated are substantially related to the cost of energy purchased for resale and to the cost of charges for use of the power grid. The eliminations referring to interest income and expenses are presented in the table below. There are no reconciliations arising from differences in accounting practice.

Interest income and expenses by segment:

	12/31/2017
	Management	Generation	Transmission	Distribution	Eliminations	Total
Interest Revenue	3,406,499	17,797	22,642	—	(2,615,376)	831,562
Interest Expense	(2,218,699)	(1,746,362)	(1,195,069)	(3,200,931)	2,692,642	(5,668,419)
Total	1,187,800	(1,728,565)	(1,172,427)	(3,200,931)	77,266	(4,836,857)

	12/31/2016
	Management	Generation	Transmission	Distribution	Eliminations	Total
Interest Revenue	3,479,762	28,623	36,498	—	(2,390,873)	1,154,010
Interest Expense	(2,613,556)	(1,744,244)	(1,101,056)	(3,579,897)	2,662,917	(6,375,836)
Total	866,206	(1,715,621)	(1,064,558)	(3,579,897)	272,044	(5,221,826)

	12/31/2015
	Management	Generation	Transmission	Distribution	Eliminations	Total
Interest Revenue	3,007,812	25,755	34,199	—	(1,939,360)	1,128,406
Interest Expense	(2,456,810)	(1,418,341)	(1,062,270)	(3,268,435)	1,865,398	(6,340,458)
Total	551,002	(1,392,586)	(1,028,071)	(3,268,435)	(73,962)	(5,212,052)

Income from external consumers per segment:

	12/31/2017
	Generation	Transmission	Distribution	Total
Supply (sale) of Electric Power	14,698,137	—	—	14,698,137
Supply of Electric Power	2,554,279	—	9,467,631	12,021,910
Short-Term Electric Power	1,006,114	—	724,961	1,731,075
CVA and other financial items	—	—	1,441,359	1,441,359
Financial Effect of Itaipu	626,135	—	—	626,135
Revenue from operation and maintenance	2,198,347	3,397,820	—	5,596,167
Construction revenue	52,836	917,447	782,068	1,752,351
Financial - Return on Investment	—	1,139,816	—	1,139,816
Financial - Return on Investment - RBSE		4,922,827		4,922,827
Total gross revenue	21,135,848	10,377,910	12,416,019	43,929,777

	12/31/2016 (reclassified)
	Generation	Transmission	Distribution	Total
Supply (sale) of Electric POwer	12,885,622	—	—	12,885,622
Supply of Electric Power	2,945,506	—	15,208,202	18,153,708
Short-Term Electric Power	927,183	—	314,833	1,242,016
CVA and other financial items	—	—	(339,405)	(339,405)
Financial Effect of Itaipu	(346,638)	—	—	(346,638)
Revenue from operation and maintenance	2,178,699	2,975,690	—	5,154,389
Construction revenue	41,316	1,174,703	1,165,611	2,381,630
Financial - Return on Investment	—	805,708	—	805,708
Financial - Return on Investment - RBSE	—	28,600,553	—	28,600,553
Total gross revenue	18,631,688	33,556,654	16,349,241	68,537,583

	12/31/2015 (reclassified)
	Generation	Transmission	Distribution	Total
Supply (sale) of Electric POwer	12,310,243	—	—	12,310,243
Supply of Electric Power	3,571,809	—	14,835,424	18,407,233
Short-Term Electric Power	1,141,120	—	670,432	1,811,552
CVA and other financial items	—	—	324,120	324,120
Financial Effect of Itaipu	234,425	—	—	234,425
Revenue from operation and maintenance	1,882,637	2,695,611	—	4,578,248
Construction revenue	148,403	2,077,616	1,011,518	3,237,537
Financial - Return on Investment	—	838,087	—	838,087
Total gross revenue	19,288,637	5,611,314	16,841,494	41,741,445

Intersegment Income:

	12/31/2017
	Management	Generation	Transmission	Total
Supply (sale) of Electric Power from the segment of distribution	—	648,617	—	648,617
Supply (sale) of Electric Power from the segment of generation	—	637,414	—	637,414
Revenue of Transmission - O&M from the segment of generation	—	—	407,879	407,879
Revenue of Transmission - O&M from the segment of distribution	—	—	116,294	116,294
Interest revenue from the segment of generation	713,620	—	—	713,620
Interest revenue from the segment of transmission	850,747	—	—	850,747
Interest revenue from the segment of distribution	1,051,009	—	—	1,051,009
Total	2,615,376	1,286,031	524,173	4,425,580

	12/31/2016
	Management	Generation	Transmission	Total
Supply (sale) of Electric Power from the segment of distribution	—	1,127,914	—	1,127,914
Supply (sale) of Electric Power from the segment of generation	—	726,513	—	726,513
Revenue of Transmission - O&M from the segment of generation	—	—	286,936	286,936
Revenue of Transmission - O&M from the segment of distribution	—	—	123,727	123,727
Interest revenue from the segment of generation	552,746	—	—	552,746
Interest revenue from the segment of transmission	836,583	—	—	836,583
Interest revenue from the segment of distribution	1,001,544	—	—	1,001,544
Total	2,390,873	1,854,427	410,663	4,655,963

	12/31/2015
	Management	Generation	Transmission	Total
Supply (sale) of Electric Power from the segment of distribution	—	928,993	—	928,993
Supply (sale) of Electric Power from the segment of generation	—	486,478	—	486,478
Revenue of Transmission - O&M from the segment of generation	—	—	307,418	307,418
Revenue of Transmission - O&M from the segment of distribution	—	—	112,893	112,893
Interest revenue from the segment of generation	477,484	—	—	477,484
Interest revenue from the segment of transmission	757,365	—	—	757,365
Interest revenue from the segment of distribution	704,511	—	—	704,511
Total	1,939,360	1,415,471	420,311	3,775,142

Additions to non-current assets by segment:

	12/31/2017
	Management	Generation	Transmission	Distribution	Total
Fixed assets	94,615	1,977,076	—	—	2,071,691
Intangible	262,194	96,916	—	67,818	426,928
Total	356,809	2,073,992	—	67,818	2,498,619

	12/31/2016
	Management	Generation	Transmission	Distribution	Total
Fixed assets	186,369	2,290,771	—	—	2.477.140
Intangible	58,993	54,981	500	38,073	152.547
Total	245,362	2,345,752	500	38,073	2.629.687

	12/31/2015
	Management	Generation	Transmission	Distribution	Total
Fixed assets	230,633	3,909,258	—	—	4,139,891
Intangible	61,331	52,811	87,463	182,703	384,308
Total	291,964	3,962,069	87,463	182,703	4,524,199

Non-current Assets per segment:

	12/31/2017
	Management	Generation	Transmission	Distribution	Total
Non-current assets

Fixed assets	1,697,310	25,430,358	—	841,426	27,969,094
Intangible	402,739	182,264	83,837	77,665	746,505
Total	2,100,049	25,612,622	83,837	919,091	28,715,599

	12/31/2016
	Management	Generation	Transmission	Distribution	Total
Non-current assets

Fixed assets	1,848,030	24,065,771	—	899,124	26,812,925
Intangible	419,775	151,877	83,837	106,249	761,738
Total	2,267,805	24,217,648	83,837	1,005,373	27,574,663

	12/31/2015
	Management	Generation	Transmission	Distribution	Total
Non-current assets

Fixed assets	1,774,081	26,748,578	—	956,821	29,479,480
Intangible	452,068	146,173	88,392	248,518	935,151
Total	2,226,149	26,961,916	88,392	1,205,339	30,481,796

Non-cash items per segment:

	12/31/2017
	Management	Generation	Transmission	Distribution	Total
Depreciation and Amortization	194,022	1,470,334	—	86,948	1,751,303
Constitution (Reversal) of Onerous Contract	—	(612,425)	18,102	(899,146)	(1,493,469)
Provision for recoverable assets (impairment)	213,488	1,618,759	(1,107,481)	(84,135)	640,631
Total	407,510	2,476,668	(1,089,379)	(896,333)	898,465

	12/31/2016
	Management	Generation	Transmission	Distribution	Total
Depreciation and Amortization	201,993	1,562,407	3,510	75,875	1,843,785
Constitution (Reversal) of Onerous Contract	—	1,904,749	(729,564)	1,019,313	2,194,498
Provision for recoverable assets (impairment)	(1,852)	3,396,523	2,363,556	(221,165)	5,537,062
Total	200,142	6,863,679	1,637,502	874,023	9,575,346

	12/31/2015
	Management	Generation	Transmission	Distribution	Total
Depreciation and Amortization	189,085	1,242,709	3,728	407,078	1,842,600
Constitution (Reversal) of Onerous Contract	(1,663)	5,470,206	336,762	22,328	5,827,633
Provision for recoverable assets (impairment)	—	102,518	263,959	—	366,477
Total	187,422	6,815,433	604,449	429,406	8,036,710

NOTE 46 — TRANSACTIONS WITH RELATED PARTIES

The final controlling entity of the Company is the Federal Government of Brazil that holds 51% of common stock of the Company (See Note 35).

Company transactions with its subsidiaries, controlled companies and special purpose entities are carried out at prices and conditions that are defined by the parties, which take into consideration the terms that could be applied in the market with unrelated parties, if applicable. Among the main operations that took place with related parties, we would like to point out loans and financing granted under the above-mentioned conditions and/or according to specific legislation on such matters.

		12/31/2017			12/31/2016
	NATURE OF OPERATION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME

Federal Government	Customers	22,673	—	—	2,245	—	—
	Other Assets	3,300	—	—	1,991	—	—
	Suppliers (BR Distribuidora)	—	5,108,628	—	—	5,937,476	—
	Reimbursement Obligations (RBNI)	—	—	—	—	700,582	—
	Other revenues	—	—	51,708	—	—	51,403
		25,973	5,108,628	51,708	4,236	6,638,058	51,403

Federal Government - BNDES	Loans and Financing Payable	—	8,738,156	—	—	10,647,232	—
		—	8,738,156	—	—	10,647,232	—

Federal Government - Banco da Amazônia	Loans and Financing Payable	—	566,038	—	—	647,787	—
		—	566,038	—	—	647,787	—

Federal Government - Banco do Brasil	Loans and Financing Payable	—	5,184,096	—	—	3,108,658	—
		—	5,184,096	—	—	3,108,658	—

Federal Government - Caixa Econômica Federal	Loans and Financing Payable	—	9,320,284	—	—	10,432,241	—
		—	9,320,284	—	—	10,432,241	—

Federal Government - FIDC	Loans and Financing Payable	—	666,401	—	—	—	—
		—	666,401	—	—	—	—

Federal Government - Global Reversal Reserve	Loans and Financing Payable	—	7,420,021	—	—	6,647,839	—
		—	7,420,021	—	—	6,647,839	—

Tesouro Nacional	Reimbursement obligations - Itaipu	—	2,598,348	—	—	2,705,947	—
		—	2,598,348	—	—	2,705,947	—

Norte Brasil Transmissora	Customers	—	—	—	203	—	—
	Other liabilities	122	—	—	—	—	—
	Service provision revenue	—	992	—	—	1,538	—
	Service provision revenue	—	—	1,098	—	—	1,035
	Fees for use of electricity network	—	—	(12,067)	—	—	(14,267)
		122	992	(10,969)	203	1,538	(13,232)

ETAU	JCP / Dividends receivable	3,163	—	—	5,616	—	—
	Service provision revenues	—	—	1,001	—	—	928
		3,163	—	1,001	5,616	—	928

ESBR	Customers	14,846	—	—	9,487	—	—
	Advance for future capital increase	734,400	—	—	535,200	—	—
	Suppliers	—	—	—	—	17,630	—
	Energy purchased for resale	—	19,660	—	—	17,206	—
	Service provision revenue	—	—	54,824	—	—	—
	Expenditure on energy purchased	—	—	(402,578)	—	—	(399,299)
	Revenue from use of electric power	—	—	—	—	—	48,206
	Other Revenues	—	—	3,677	—	—	7,369
	Other Expenses	—	—	—	—	—	(15,484)
		749,246	19,660	(344,077)	544,687	34,836	(359,208)

Costa Oeste	JCP / Dividends receivable	—	—	—	300	—	—
		—	—	—	300	—	—

TSBE - Transmissora Sul Brasileira de Energia S.A.	Dividends / JCP receivable	—	—	3,626	—	—	2,736
		—	—	3,626	—	—	2,736

Marumbi	Advance for future capital increase	—	—	—	880	—	—
	Dividends / JCP receivable	—	—	—	961	—	—
	Fees for use of electricity network	—	—	—	—	—	—
		—	—	—	1,841	—	—

		12/31/2017			12/31/2016
	NATURE OF OPERATION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
TDG	Accounts receivable	231	—	—	225	—	—
	Advance for future capital increase	101,000	—	—	101,000	—	—
	Suppliers	—	—	—	—	115	—
	Service provision revenues	—	—	2,715	—	—	2,688
	Fees for use of electricity network	—	—	(1,155)	—	—	(1,432)
		101,231	—	1,560	101,225	115	1,256

Manaus Transmissão	Dividends / JCP receivable	1,993	—	—	3,934	—	—
	Advance for future capital increase	415	—	—	415	—	—
	Other assets	1,067	—	—	1,067	—	—
	Suppliers	—	—	—	—	1,994	—
	Other liabilities	—	597	—	—	—	—
	Fees for use of electricity network	—	—	(15,387)	—	—	(1,679)
		3,475	597	(15,387)	5,416	1,994	(1,679)

Madeira Energia	Other accounts receivable	358,084	—	—	359,959	—	—
	Financial Revenue	—	—	5,693	—	—	55,759
	Other Expenses	—	—	(220,105)	—	—	—
	Financial Expenses	—	—	(7,568)	—	—	—
		358,084	—	(221,980)	359,959	—	55,759

IE Madeira	Dividends / JCP receivable	20,737	—	—	30,630	—	—
	Suppliers	—	1,327	—	—	1,547	—
	Accounts payable	—	411	—	—	335	—
	Service provision revenues	—	—	513	—	—	199
	Other expenses (revenues)	—	—	(3,621)	—	—	—
	Fees for use of electricity network	—	—	(41,016)	—	—	(51,903)
		20,737	1,738	(44,124)	30,630	1,882	(51,704)

Manaus Construção	Dividends / JCP receivable	9,229	—	—	9,178	—	—
		9,229	—	—	9,178	—	—

STN	Accounts receivable	309	—	—	304	—	—
	Dividends / JCP receivable	7,839	—	—	8,974	—	—
	Suppliers	—	—	—	—	842	—
	Service provision revenues	—	—	3,690	—	—	3,503
	Fees for use of electricity network	—	—	(8,267)	—	—	(9,887)
		8,148	—	(4,577)	9,278	842	(6,384)

INTESA - Integração Transmissora de Energia S.A.	Dividends / JCP receivable	1,241	—	—	1,172	—	—
	Customers	—	—	—	548	—	—
	Other assets	371	—	—	—	—	—
	Suppliers	—	—	—	—	1,577	—
	Other liabilities	—	397	—	—	—	—
	Service provision revenues	—	—	4,916	—	—	—
	Other revenues	—	—	—	—	—	4,154
	Other expenses	—	—	—	—	—	(6,300)
	Expenditure on energy purchased	—	—	(123,710)	—	—	—
	Fees for use of electricity network	—	—	(11,501)	—	—	(7,719)
		1,612	397	(130,295)	1,720	1,577	(9,865)

EAPSA — Energética Águas da Pedra S.A.	Customers	317	—	—	190	—	—
	Dividends / JCP receivable	4,675	—	—	4,743	—	—
	Other assets	193	—	—	—	—	—
	Revenue from use of electricity network	—	—	2,124	—	—	197
		5,185	—	2,124	4,933	—	197

Sete Gameleiras	Dividends / JCP receivable	1,290	—	—	293	—	—
	Service provision revenues	—	—	—	—	—	—
		1,290	—	—	293	—	—

S. Pedro do Lago	Dividends / JCP receivable	1,290	—	—	341	—	—
	Service provision revenues	—	—	—	—	—	341
		1,290	—	—	341	—	341

Pedra Branca	Dividends / JCP receivable	2,035	—	—	757	—	—
		2,035	—	—	757	—	—

Brasventos Miassaba	Customers	177	—	—	89	—	—
	Dividends / JCP receivable	1,312	—	—	—	—	—
	Revenues from use of electricity network	—	—	2,045	—	—	1,415
		1,489	—	2,045	—	—	1,415

Brasventos Eolo	Customers	151	—	—	—	—	—
	Revenues from use of electricity network	—	—	1,747	—	—	666
	Other revenues	—	—	—	—	—	540
		151	—	1,747	—	—	1,206

		12/31/2017			12/31/2016
	NATURE OF OPERATION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
Enerpeixe	Customers	590	—	—	285	—	—
	Dividends / JCP receivable	15,878	—	—	26,446	—	—
	Service provision revenues	—	—	—	—	—	379
	Revenues from use of electricity network	—	—	4,053	—	—	2,475
		16,468	—	4,053	26,731	—	2,854

Transleste	Dividends / JCP receivable	1,250	—	—	282	—	—
	Suppliers	—	122	—	—	179	—
	Fees for use of electricity network	—	—	(1,376)	—	—	(1,544)
		1,250	122	(1,376)	282	179	(1,544)

Transudeste	Dividends / JCP receivable	979	—	—	1,256	—	—
	Suppliers	—	—	—	—	111	—
	Service provision revenues	—	—	180	—	—	169
	Other Revenues	—	—	193	—	—	182
	Fees for use of electricity network	—	—	(854)	—	—	(976)
		979	—	(481)	1,256	111	(625)

Transirape	Dividends / JCP receivable	1,413	—	—	678	—	—
	Suppliers	—	—	—	—	111	—
	Fees for use of electricity network	—	—	(851)	—	—	(885)
		1,413	—	(851)	678	111	(885)

Centroeste	Dividends / JCP receivable	1,154	—	—	—	—	—
	Suppliers	—	—	—	—	—	—
	Service provision revenues	—	—	855	—	—	894
	Other revenues	—	—	103	—	—	—
	Fees for use of electricity network	—	—	(578)	—	—	(672)
		1,154	—	380	—	—	222

Baguari	Advance for future capital increase	315	—	—	316	—	—
	Revenues from use of electricity network	—	—	348	—	—	212
		315	—	348	316	—	212

Retiro Baixo	Dividends / JCP receivable	2,535	—	—	2,107	—	—
	Advance for future capital increase	1,225	—	—	1,225	—	—
		3,760	—	—	3,332	—	—

Serra Facão Energia	Other accounts Receivable	101	—	—	—	—	—
	Service provision revenues	—	—	190	—	—	142
	Revenue from energy sales	—	—	2,901	—	—	—
	Other expenses	—	—	—	—	—	(20)
		101	—	3,091	—	—	122

Chapecoense	Other Accounts receivable	740	—	—	740	—	—
	Dividends / JCP receivable	25,674	—	—	24,625	—	—
		26,414	—	—	25,365	—	—

Transenergia Renovável	Dividends / JCP receivable	6,851	—	—	14,762	—	—
	Fees for use of electricity network	—	—	(644)	—	—	(723)
	Other Expenses	—	—	(43,686)	—	—	—
		6,851	—	(44,330)	14,762	—	(723)

MGE Transmissão	Other accounts receivable	—	—	—	161	—	—
	Dividends / JCP receivable	7,576	—	—	6,547	—	—
	Suppliers	—	—	—	—	113	—
	Service provision revenues	—	—	—	—	—	1,679
	Other revenues	—	—	194	—	—	183
	Fees for use of electricity network	—	—	(1,176)	—	—	(1,393)
	Other expenses	—	—	(161)	—	—	—
		7,576	—	(1,143)	6,724	113	469

Goiás Transmissão	Other accounts receivable	—	—	—	254	—	—
	Dividends / JCP receivable	22,030	—	—	17,936	—	—
	Suppliers	—	138	—	—	192	—
	Service provision revenues	—	—	—	—	—	3,258
	Fees for use of electricity network	—	—	(1,963)	—	—	(2,340)
	Other expenses	—	—	(54,640)	—	—	—
		22,030	138	(56,603)	18,190	192	918

Trans. São Paulo	Dividends / JCP receivable	848	—	—	2,557	—	—
	Suppliers	—	—	—	—	—	—
	Service provision revenues	—	—	—	—	—	1,701
	Other revenues	—	—	—	—	—	198
	Fees for use of electricity network	—	—	(305)	—	—	(336)
		848	—	(305)	2,557	—	1,563

		12/31/2017			12/31/2016
	NATURE OF OPERATION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
Caldas Novas	Dividends / JCP receivable	3,626	—	—	1,038	—	—
	Service provision revenues	—	—	721	—	—	891
	Other revenues	—	—	187	—	—	175
	Fees for use of electricity network	—	—	—	—	—	—
		3,626	—	908	1,038	—	1,066

IE Garanhuns	Dividends / JCP receivable	—	—	—	9,891	—	—
	Suppliers	—	—	—	—	529	—
	Service provision revenue	—	—	482	—	—	445
		—	—	482	9,891	529	445

Luziânia Niquelândia Transmissora	Service provision revenues	—	—	361	—	—	616
	Fees for use of electricity network	—	—	(154)	—	—	(197)
		—	—	207	—	—	419

TSLE - Transmissora Sul Litorânea de Energia S.A.	Advance for future capital increase	—	—	—	87,394	—	—
	Service provision revenues	—	—	980	—	—	812
	Fees for use of electricity network	—	—	(106)	—	—	(131)
		—	—	874	87,394	—	681

Norte Energia (Belo Monte)	Customers	5,326	—	—	3,965	—	—
	Other assets	8,959	—	—	—	—	—
	Dividends / JCP receivable	3,954	—	—	—	—	—
	Other Liabilities	—	1,030	—	—	—	—
	Service Provision Revenue	—	—	69,073	—	—	—
	Other Expenses	—	—	11,639	—	—	—
	Revenue from use of electricity network	—	—	25,796	—	—	—
	Other revenues	—	—	—	—	—	57,119
		18,239	1,030	106,508	3,965	—	57,119

AETE	Other assets	190	—	—	191	—	—
	Suppliers	—	—	—	—	175	—
	Other liabilities	—	109	—	—	—	—
	Service Provision Revenue	—	—	2,544	—	—	2,533
	Financial Revenue	—	—	325	—	—	—
	Fees for use of electricity network	—	—	(1,793)	—	—	—
	Other Expenses	—	—	—	—	—	2,124
		190	109	1,076	191	175	4,657

Brasnorte	Other assets	—	—	—	855	—	—
	Suppliers	—	—	—	—	—	—
	Other Expenses	—	—	—	—	—	(1,177)
	Service provision revenue	—	—	159	—	—	—
	Fees for use of electricity network	—	—	(999)	—	—	—
		—	—	(840)	855	—	(1,177)

TME - Transmissora Matogrossense de Energia	Suppliers	—	—	—	—	239	—
	Other liabilities	—	179	—	—	—	—
	Service provision revenue	—	—	794	—	—	—
	Fees for use of electricity network	—	—	(2,084)	—	—	—
		—	179	(1,290)	—	239	—

Transnorte	Service provision revenue	—	—	681	—	—	—
	Other Expenses	—	—	—	—	—	(333)
	Fees for use of electricity network	—	—	(241)	—	—	—
		—	—	440	—	—	(333)

CTEEP	Loans and financing	111	—	—	154	—	—
	Dividends / JCP receivable	—	—	—	1,630	—	—
	Other assets	—	—	—	641	—	—
	Rights to Reimbursement (RBNI)	—	—	—	39,114	—	—
		111	—	—	41,539	—	—

EMAE	Dividends / JCP receivable	12,753	—	—	6,213	—	—
	Other expenses	—	—	—	—	—	(227)
		12,753	—	—	6,213	—	(227)

Triângulo Mineiro Trans. S.A.	Service provision revenues	—	—	—	—	—	198
	Other Expenses	—	—	(41,161)	—	—	—
	Fees for use of electricity network	—	—	(1,422)	—	—	—
		—	—	(42,583)	—	—	198

CEPEL	Operanting expenses	—	—	(3,376)	—	—	(12,670)
		—	—	(3,376)	—	—	(12,670)

Paranaíba Transmissora de Energia S.A.	Dividends / JCP receivable	7,093	—	—	—	—	—
	Advance for future capital increase	2,082	—	—	—	—	—
	Suppliers	—	405	—	—	—	—
	Service provision revenues	—	—	—	—	—	667
	Fees for use of electricity network	—	—	(3,479)	—	—	(527)
		9,175	405	(3,479)	—	—	140

		12/31/2017			12/31/2016
	NATURE OF OPERATION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
Fronteira Oeste (FOTE)	Other Accounts Receivable	—	—	—	1,822	—	—
	Advance for future capital increase	37,467	—	—	16,144	—	—
	Service provision revenues	—	—	596	—	—	777
		37,467	—	596	17,966	—	777

Vale do São Bartolomeu Transmissora de Energia S.A.	Other accounts receivable	337	—	—	389	—	—
	Service provision revenues	—	—	1,322	—	—	760
	Other revenues	—	—	307	—	—	515
	Fees for use of electricity network	—	—	(236)	—	—
		337	—	1,393	389	—	1,275

MATA DE SANTA GENEBRA	Dividends / JCP receivable	3,251	—	—	—	—	—
		3,251	—	—	—	—	—

Lagoa Azul Transmissora	Dividends / JCP receivable	249	—	—	—	—	—
	Service provision revenues	—	—	—	—	—	368
	Other revenues	—	—	—	—	—	106
	Fees for use of network	—	—	(153)	—	—	—
		249	—	(153)	—	—	474

Itaguaçu da Bahia Energias Renováveis	Advance for future capital increase	72,814	—	—	67,130	—	—
	Other Provisions	—	633	—	—	—
		72,814	633	—	67,130	—	—

Belo Monte Transmissora SPE S.A.	Other Accounts Receivable	553	—	—	553	—	—
	Suppliers	—	1,019	—	—	—	—
	Other Assets	—	—	—	584	—	—
	Service provision revenues	—	—	2,882	—	—	—
	Fees for use of electricity network	—	—	(1,019)	—	—	—
	Financial Expenses	—	—	(961)	—	—	(288)
		553	1,019	902	1,137	—	(288)

Itaipu	Loans and financing	8,699,591	—	—	10,770,787	—	—
	Dividends / JCP receivable	1,654	—	—	4,314	—	1,952
	Financial Expenses	—	—	(828,011)	—	—	(1,417,999)
		8,701,245	—	(828,011)	10,775,100	—	(1,416,047)

Santo Antônio Energia	Customers	33,525	—	—	12,289	—	—
	Other accounts receivable	682	—	—	748	—	—
	Service provision revenues	—	—	—	—	—	3,240
	Revenues from use of electricity network	—	—	116,086	—	—	60,653
	Financial revenue	—	—	—	—	—	26,747
	Revenue from the Sale of Electric Power	—	—	76,373	—	—	72,051
	Other Expenses	—	—	(211)	—	—	(723)
		34,207	—	192,248	13,037	—	161,968

Eletros	Contributions payable - sponsor	—	28,830	—	—	31,059	—
	Provisions	—	578,666	—	—	394,035	—
	Contributions of the sponsor	—	—	(34,265)	—	—	(33,156)
	Charges	—	—	(3,462)	—	—	(2,644)
		—	607,496	(37,726)	—	425,094	(35,800)

CEEE-GT	Rights to Reimbursement (RBNI)	—	—	—	15,039	—	—
		—	—	—	15,039	—	—

Energisa MT	Loans and financing	—	—	—	264,723	—	—
	Dividends / JCP receivable	3,039	—	—	396	—	—
	Revenue from Interest, Fees, and Charges	—	—	10,333	—	—	29,002
		3,039	—	10,333	265,119	—	29,002

CEMAR	Loans and financing	132,001	—	—	217,676	—	—
	Dividends / JCP receivable	30,962	—	—	25,506	—	—
	Revenue from Interest, Fees, and Charges	—	—	6,036	—	—	20,359
		162,963	—	6,036	243,182	—	20,359

Lajeado Energia	Dividends / JCP receivable	55,896	—	—	9,692	—	—
		55,896	—	—	9,692	—	—

CEB Lajeado	Dividends / JCP receivable	9,800	—	—	—	—	—
	Revenue from Interest, Fees, and Charges	—	—	—	—	—	672
		9,800	—	—	—	—	672

Paulista Lajeado	Dividends / JCP receivable	2,666	—	—	1,210	—	—
		2,666	—	—	1,210	—	—

CEEE-D	Loans and financing	20,222	—	—	24,368	—	—
	Revenue from Interest, Fees, and Charges	—	—	1,521	—	—	1,854
		20,222	—	1,521	24,368	—	1,854

CELG Geração e Transmissão - CELG GT	Rights to Reimbursement (RBNI)	—	—	—	6,809	—	—
		—	—	—	6,809	—	—

Foz do Chapecó	Customers	923	—	—	456	—	—
	Other accounts receivable	—	—	—	123	—	—
	Service provision revenues	—	—	197	—	—	258
	Revenues from use of electricity network	—	—	8,473	—	—	5,209
		923	—	8,670	579	—	5,467

		12/31/2017			12/31/2016
	NATURE OF OPERATION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
Tijoa Participações e Investimentos S.A.	Customers	1,023	—	—	385	—	—
	Service provision revenues	—	—	1,508	—	—	—
	Revenues from use of electricity network	—	—	8,036	—	—	4,319
	Other revenues	—	—	104	—	—	—
		1,023	—	9,648	385	—	4,319

CSE Centro de Soluções Estratégicas S.A.	Other accounts receivable	144	—	—	—	—	—
	Other revenues	—	—	144	—	—	—
	Service provision revenues	—	—	272	—	—	—
		144	—	416	—	—	—

Empresa de Energia São Manoel S.A.	Service provision revenues	—	—	3,052	—	—	5,874
	Other expenses	—	—	(277,832)	—	—	—
		—	—	(274,780)	—	—	5,874

Energia Olímpica S.A.	Dividends / JCP receivable	428	—	—	—	—	—
		428	—	—	—	—	—

Teles Pires Participações	Financial Expenses	—	—	—	—	—	(851)
	Other Expenses	—	—	156,027	—	—	—
		—	—	156,027	—	—	(851)

Cia Hidrel Teles Pires	Customers	6,972	—	—	4,560	—	—
	Suppliers	—	11,422	—	—	(531)	—
	Accounts payable	—	—	—	—	6,704	—
	Energy Purchased for Resale	—	111,578	—	—	7,685	(128,858)
	Revenue from the sale of electric power	—	—	5,205	—	—	—
	Financial Revenue	—	—		—	—	—
	Revenues from use of electricity network	—	—	—
	Other revenues	—	—	52,789	—	—	36,105
		6,972	123,000	57,994	4,560	13,858	(92,753)

Vamcruz Participações S.A.	Dividends / JCP receivable	1,382	—	—	—	—	—
	Advance for future capital increase	9,800	—	—	43,099	—	—
		11,182	—	—	43,099	—	—

Rei dos Ventos	Revenues from use of electricity network	—	—	700	—	—	—
		—	—	700	—	—	—

Rei dos Ventos 3 Geradora de Energia S.A.	Customers	156	—	—	—	—	—
	Dividends / JCP receivable	364	—	—	—	—	—
	Revenues from use of electricity network	—	—	1,096	—	—	685
		520	—	1,096	—	—	685

CHAPADA DO PIAUÍ I S.A.	Other assets	—	—	—	492	—	—
		—	—	—	492	—	—

Eólica Serra das Vacas Holding S.A.	Advance for future capital increase	—	—	—	9,442	—	—
		—	—	—	9,442	—	—

Chapada do Piauí II Holding S.A.	Advance for future capital increase	—	—	—	35,213	—	—
		—	—	—	35,213	—	—

Baraúnas II	Energy purchased for resale	—	—	(6,625)	—	—	—
		—	—	(6,625)	—	—	—

MUSSAMBÊ	Dividends / JCP receivable	143	—	—	143	—	—
		143	—	—	143	—	—

Brasil Ventos Energia S.A.	Advance for future capital increase	(4,797)		—	—	—	—
		(4,797)	—	—	—	—	—

Centrais Eolica Famosa I S.A.	Other Expenses	—	582	—	—	—	—
		—	582	—	—	—	—

Centrais Eolica Pau Brasil S.A.	Revenues from use of electricity network	—	—	328	—	—	—
	Other Expenses	—	—	(226)	—	—	—
	Other Revenues	—	—	388	—	—	—
		—	—	490	—	—	—

Centrais Eolica São Paulo S.A.	Revenues from use of electricity network	—	—	383	—	—	—
	Other Expenses	—	—	(143)	—	—	—
	Other Revenues	—	—	453	—	—	—
		—	—	693	—	—	—

Centrais Eolica Rosada S.A.	Revenues from use of electricity network	—	—	661	—	—	—
	Other Expenses	—	—	(515)	—	—	—
	Other Revenues	—	—	776	—	—	—
		—	—	922	—	—	—

		12/31/2017			12/31/2016

	NATURE OF OPERATION	ASSETS	LIABILITIES	INCOME	ASSETS	LIABILITIES	INCOME
Punaú I Eólica S.A.	Other Expenses	—	—	(3,730)	—	—	—
	Other Revenues	—	—	679	—	—	—
		—	—	(3,051)	—	—	—

Carnaúba I Eólica S.A.	Other Expenses	—	—	(3,281)	—	—	—
	Other Revenues	—	—	622	—	—	—
		—	—	(2,659)	—	—	—

Carnaúba II Eólica S.A.	Other Expenses	—	—	(2,352)	—	—	—
	Other Revenues	—	—	509	—	—	—
		—	—	(1,843)	—	—	—

Carnaúba III Eólica S.A.	Other Expenses	—	—	(2,375)	—	—	—
	Other Revenues	—	—	452	—	—	—
		—	—	(1,923)	—	—	—

Carnaúba V Eólica S.A.	Other Expenses	—	—	(3,232)	—	—	—
	Other Revenues	—	—	679	—	—	—
		—	—	(2,553)	—	—	—

Cervantes I Eólica S.A.	Other Expenses	—	—	(2,386)	—	—	—
	Other Revenues	—	—	452	—	—	—
		—	—	(1,934)	—	—	—

Cervantes II Eólica S.A.	Other Expenses	—	—	(1,837)
	Other Revenues	—	—	339	—	—	—
		—	—	(1,498)	—	—	—

Bom Jesus Eólica S.A.	Other Expenses	—	—	(143)	—	—	—
	Other Revenues	—	—	509	—	—	—
		—	—	366	—	—	—

Cachoeira Eólica S.A.	Other Expenses	—	—	(469)	—	—	—
	Other Revenues	—	—	340	—	—	—
		—	—	(129)	—	—	—

Pitimbu Eólica S.A.	Other Expenses	—	—	(889)	—	—	—
	Other Revenues	—	—	509	—	—	—
		—	—	(380)	—	—	—

São Caetano Eólica S.A.	Other Expenses	—	—	(227)	—	—	—
	Other Revenues	—	—	713	—	—	—
		—	—	486	—	—	—

São Caetano I Eólica S.A.	Other Expenses	—	—	(111)	—	—	—
	Other Revenues	—	—	509	—	—	—
		—	—	398	—	—	—

São Galvão Eólica S.A.	Other Expenses	—	—	(394)	—	—	—
	Other Revenues	—	—	623	—	—	—
		—	—	229	—	—	—

Banda de Couro	Energy purchased for resale	—	—	(8,102)	—	—	—
		—	—	(8,102)	—	—	—

Energia dos Ventos V	Advance for future capital increase	4,910	—	—	—	—	—
	Other Provisions	—	12,996	—	—	—	—
		4,910	12,996	—	—	—	—

Energia dos Ventos VI	Advance for future capital increase	7,249	—	—	—	—	—
	Other Provisions	—	17,936	—	—	—	—
		7,249	17,936	—	—	—	—

Energia dos Ventos VII	Advance for future capital increase	7,249	—	—	—	—	—
	Other Provisions	—	18,201	—	—	—	—
		7,249	18,201	—	—	—	—

Energia dos Ventos VIII	Advance for future capital increase	4,910	—	—	—	—	—
	Other Provisions	—	12,680	—	—	—	—
		4,910	12,680	—	—	—	—

Energia dos Ventos IX	Advance for future capital increase	4,910	—	—	—	—	—
	Other Provisions	—	12,929	—	—	—	—
		4,910	12,929	—	—	—	—

NOTE 47 - REMUNERATION OF KEY PERSONNEL

The remuneration of the Company’s key personnel (directors and advisers) is as follows:

	12/31/2017	12/31/2016	12/31/2015
Short-term benefits to employees and managers	50,685	52,279	42,836
Benefits of termination of employment contract	3,626	—	—
	54,311	52,279	42,836

The terminations resulting from the Plan for the voluntary dismissal of employees holding positions on the Board of Executive Officers were recorded in personnel expenses (see note 39).

NOTE 48 - SUBSEQUENT EVENTS

48.1 Contribution of capital in the subsidiary companies of the subsidiary Eletrosul

SPE	Event	Value
Fronteira Oeste	AFAC	2,550
Paraíso	AFAC	65
	Total	2,615

48.2 Resolution No. 20 of the Investment Partnership Board  (CPPI)

On November 8, 2017, the Board of the Investment Partnerships Program of the Presidency of the Republic (CPPI) approved Resolution No. 20 which lists the minimum conditions and prices for disposal by Eletrobras of the shares representing its shareholding in the Company’s capital stock of the companies Companhia Energética de Alagoas, Companhia Energética do Piauí, Companhia de Electricidade do Acre, Amazonas Distribuidora de Energia SA, Boa Vista Energia SA and Centrais Elétricas de Rondônia SA.

On February 8, 2018, the 170th Extraordinary General Meeting evaluated the privatization model provided for in resolution 20 of the CPPI and approved the sale of shares of the distributors and assumption of rights and obligations by Eletrobras of CCC and CDE. Further detail of these approvals is shown in note 2.IV.

48.3 Sale of part of the shares of  the affiliated company Energisa Mato Grosso S.A. (“Energisa MT”).

On January 15, 2018, the Board of Directors of Eletrobras approved the sale of a portion of the shares in the associate company Energisa MT through the OPA - Voluntary Public Offering for Acquisition of common and preferred shares.

Eletrobras will join the entity´s terms of the tender offering of shares to sell the equivalent of approximately 55.42% of the common shares and 69.14% of the preferred shares, allowing the receipt of R$ 276,181 from the sale.

On February 2, 2018, Eletrobras sold another portion of its preferred shares in the associate Energisa MT, allowing the Company to receive R $ 88,503 for the sale.

On April 4, 2018, 540,000 (five hundred and forty thousand) common shares and 3,559,000 (three million, five hundred and fifty-nine thousand) PN shares were sold that were already unblocked to be sold, but there were 400,000 shares ON, which have already been requested for a substitution to the court and that the Company intends to dispose of until the deadline for the Auction’s Auction, April 16.

Considering the price per common and preferred share of R $ 8.72 (eight reais and seventy-two cents), the gross amount received by Eletrobras on the sale of the shares is thirty-five million reais (R$ 35,743,280.00, seven hundred and forty-three thousand, two hundred and eighty reais).

48.4 ANEEL Order 129

The Agência Nacional de Energia Elétrica (“ANEEL”), in the use of its regulatory powers, decided, through Order No. 149, dated January 22, 2018, to partially give effect to the request for suspensive effect filed by Eletrobras, in the face of Order No. 2,504 / 2017, with the purpose to suspend item “i” of Order No. 2,504 / 2017, which determined Eletrobras to reimburse the Fuel Consumption Account (“CCC”) in the amount of R$ 2,906,095,463.51.

Accordingly, Aneel considered that the required suspensory effect should be granted until such time as the regulatory agency can take the final administrative decision.

The valuation is only applicable to the financial amount that Eletrobras shall reimburse to the Fuel Consumption Account fund, as well as the suspension of the disbursements of Debt Confiscation Agreements (CCDs) entered into between Eletrobras and Amazonas Energia had immediate effect by Order No. 2,504 / 2017.

48.5 Agreement between Eletrobras and Eletropaulo

On March 9, 2018, Eletropaulo’s Board of Directors approved the terms and conditions, as well as the Company’s signature, of an agreement with Eletropaulo Metropolitana Eletricidade de São Paulo SA (“Eletropaulo”), in order to terminate the legal dispute. n° 001002119.1989.8.19.0001 - “Judicial process”) mentioned in note 8.1.

The Company also clarifies that it was due the amount of R$ 2,793,932, excluding the amounts related to the insolvency fee, of which R$ 350,399 was already recognized in the Assets under the caption loans and financing.

Of this amount, R$ 553,000 referring to the accumulated arrears and R$ 583,000 referring to the new expert calculation were deducted, which updated the amount of the previous report according to contractual clauses (10% p.a. + 1% p.a. of inspection fee — simple interest), obtaining a partial result of R$ 1,658,000 by the expert calculation.

The mediation process was initiated with the FGV Mediation and Arbitration Chamber in the city of Rio de Janeiro, at which time the procedural rules of that process were established, among which it was agreed between the parties to hire an independent financial advisor to calculate the value of the debt according to the financial and legal parameters sustained by the parties in the judicial process (including the experts), as well as to evaluate the opportunity costs for each of the companies.

Accordingly, based on studies conducted under the Agreement, the parties have agreed that Eletropaulo commits to pay R$ 1,400,000 in favor of Eletrobras, with the purpose of eliminating the debt arising from the Judicial Process, which is the subject of the collection action, now in liquidation, as follows:

•           Payment of R$ 250,000 to be made after the final res judicata of the Agreement;

•           Payment of 3 annual installments of R$ 300,000 each, the first installment being paid 12 months after the final res judicata of the Agreement;

•           Payment of R$ 250,000 to be made 48 months after the final res judicata of the Agreement;

•           All payments will be updated by CDI + 1%, until the effective date of payment of each installment, starting from February 1, 2018.

The base date considered for calculation of the amounts was January 31, 2018

Eletropaulo also commits to liquidate the amount of R$ 100,000 in relation to attorney’s fees, calculated on a date as of January 31, 2018, as follows:

•           Payment of 50% to be made after the res judicata of: (a) judicial approval of the Agreement; and (b) judicial homologation of the transaction with the lawyers regarding the judicial fees by decree; whichever occurs last;

•           Payment of the remaining balance at the end of 60 months from the payment of the first installment above, counted from February 1, 2018.

•           The payments will be updated by CDI + 1%, on the effective date of payment of each installment.

The above-mentioned effects are classified as a subsequent non-amending event, however, the Company, with the conclusion of the agreement, will record net income in the amount of approximately R$ 640,000 in the first quarter of 2018.

48.6 Sale of SPEs

On February 23, 2018, the Board of Directors of Eletrobras approved the sale of Eletrobras’ shareholdings in Special Purpose Entities (“SPEs”) held by the subsidiaries - Companhia Hidro Elétrica do São Francisco (“Chesf”), Furnas Centrais Elétricas S.A. (“Furnas”), Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”) and Eletrosul Centrais Elétricas S.A. (“Eletrosul”) and Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A. held by Eletrobras Holding.

This operation will take place in an auction format expected to be held on June 7, 2018, composed of 70 (seventy) SPEs, as described below:

SPEs - Wind Generation	Shareholding
Eólica Serra das Vacas Holding S.A. (WPP Serra das Vacas I a IV)	49.00%
Chapada do Piauí I Holding S.A. (WPP Santa Joana IX a XVI)	49.00%
Chapada do Piauí II Holding S.A. (WPP Santa Joana I, III, IV, V, VII and Santo Augusto IV)	49.00%
Vam Cruz I Participações S.A. (WPP Caiçara I and II and Junco I and II)	49.00%
Pedra Branca S.A.	49.00%
São Pedro do Lago S.A.	49.00%
Sete Gameleiras S.A.	49.00%
Baraúnas I Energética S.A.	49.00%
Mussambê Energética S.A.	49.00%
Morro Branco I Energética S.A.	49.00%
Baraúnas II Energética S.A.	1.50%
Banda de Couro Energética S.A.	1.70%
Brasventos Eolo Geradora de Energia S.A.	49.00%
Rei dos Ventos 3 Geradora de Energia S.A.	49.00%
Brasventos Miassaba 3 Geradora de Energia S.A.	49.00%
Geradora e Comercializadora de Energia Elétrica S.A. (WPP Mangue Seco 2)	49.00%
Santa Vitória do Palmar Holding S.A. (WPP Verace I to X) and Chuí Holding S.A. (WPP Chuí I, II, IV and V and Minuano I and II)	78.00%
Eólica Hermenegildo I S/A	99.99%
Eólica Hermenegildo II S.A.	99.99%
Eólica Hermenegildo III S.A.	99.99%
Eólica Chuí IX S.A.	99.99%

SPEs - Transmission	Shareholding
Amazônia-Eletronorte Transmissora de Energia S.A. (AETE)	49.00%
Brasnorte Transmissora de Energia S.A. (BRASNORTE)	49.71%
Companhia de Transmissão Centroeste de Minas S.A. (CENTROESTE)	49.00%
Empresa de Transmissão do Alto Uruguai S/A ETAU	27.42%
Luziânia-Niquelândia Transmissora S.A. (LUZIÂNIA-NIQUELÂNDIA)	49.00%
Transmissora Matogrossense de Energia S.A. (TME)	49.00%
Companhia Transirapé de Transmissão (TRANSIRAPÉ)	24.50%
Companhia Transleste de Transmissão (TRANSLESTE)	24.00%
Companhia Transudeste de Transmissão (TRANSUDESTE)	25.00%
Uirapuru Transmissora de Energia S/A (UIRAPURU)	75.00%
Manaus Transmissora de Energia S.A. (MANAUS TR)	49.50%
Integração Transmissora de Energia S.A. (INTESA)	37.00%

The above-mentioned operation represents one of the planned steps in the Company’s Business and Management Master Plan (“PDNG”) 2018/2022 and has the purpose of promoting the settlement of debts of these subsidiaries with Eletrobras, allowing the reduction of its financial leverage and improvement in the Net Debt/EBITDA indicator.

On April 16, 2018 the subsidiary Eletronorte and Eletrobras signed the transfer agreement of shares and debt settlement of the SPEs below. The amount of debt settled is R$ 401,788.

SPEs - Transmission	Eletronorte Shareholding	N° of ordinary shares	Equity as of 12/31/2017	Eletronorte´s % on SPEs equity
Integração Transmissora de Energia S.A. (INTESA)	37.00%	62,900,000	419,796	155,325
Brasnorte Transmissora de Energia S.A.	49.71%	94,974,773	248,495	123,527
Brasventos Eolo Geradora de Energia S.A.	24.50%	24,802,913	102,199	25,039
Brasventos Miassaba 3 Geradora de Energia S.A.	24.50%	33,570,311	153,991	37,728
Rei dos Ventos 3 Geradora de Energia S.A.	24.50%	22,930,675	98,364	24,099
Amazônia-Eletronorte Transmissora de Energia S.A. (AETE)	49.00%	21,299,713	73,615	36,071
TOTAL			1,096,460	401,788

48.7 De-verticalization of Amazonas Distribuidora de Energia S.A - Authorization Resolution 6,883 of ANEEL

On February 27, 2018, by means of authorizing resolution 6,883, ANEEL amended paragraphs 1 and 2 of article 3, and articles 4, 8 and 9 of Resolution No. 4,244 of July 16, 2013, on de-verticalization of Amazonas Distribuidora de Energia S.A., using the assets and liabilities of the generation and transmission activities for Amazonas Geração e Transmissão de Energia S.A., as follows:

1. The consent to the segregation of activities of Amazonas Distribuidora de Energia S.A. (“Amazonas Distribuidora”) by contribution of the assets associated with the activities of generation and transmission of electric energy to the capital of Amazonas Geração e Transmissão de Energia S.A. (“Amazonas GT”) , as well as the transfer of grants from the Balbina Power Plant and the Aparecida, Mauá, Cidade Nova, Flores, São José and Electron thermal power plants, came to have the final date for implementation of the operation on April 30, 2018.

2. The companyshall have a period of thirty (30) days, from the date of implementation of the segregation, to send to the Superintendency of Economic and Financial Supervision of ANEEL, the documents proving the formalization of the transactions referred in the caput Authorization Resolution No. 4,244.

3. Amazonas Energia and Amazonas GT shall submit to Aneel, within 30 (thirty) days, from the date of implementation of the segregation, the corporate diagram of the Company’s economic group.

4. The Deed of Payment of the shares of Amazonas GT, of Amazonas Distribuidora, to be agreed with Eletrobras, shall be approved for the settlement of debts of the distributor with Eletrobras.

5. The Addendum to the Concession Agreement for Generation of Electric Energy No. 001/2010 shall be approved and signed by Amazonas GT and Eletrobras within a period of up to 60 (sixty) days from the date on which the Superintendency of Economic and Financial Supervision (“SFF”) understands the obligations established in paragraphs 1, 2 and 3 of article. 3 from the said Resolution.

6. As a result of the de-verticalization, Amazonas Energia and Amazonas GT must enter into contracts for the purchase and sale of energy and/or add existing contracts in order to preserve the current level of contracting of Amazonas Distribuidora de Energia S.A. and submit them for approval of ANEEL.

In addition, the members of Amazonas GT, Amazonas Distribuidora and Eletrobras decided, on March 1, 2018, for the de-verticalization of Amazonas Energia, which is conditional on the finalization of the negotiation of the gas contract with Petrobras Distribuidora S.A.

48.8 Assets held for sale

In March 2018, the distributor Companhia Energética de Alagoas entered into an agreement with the Sindicato dos Urbanitários of Alagoas to pay the salary differences arising from the Bresser Plan (more details in note 30 and 2.IV).

Considering the above resolution under IFRS 5— Non-current Assets held for sale and Discountinued Operations, Eletrobras assessed that Companhia Energética de Alagoas reached the classification criteria as held for sale on a date subsequent to the base date of these financial statements and will be therefore classified as a subsequent event held for sale as from such date.

48.9 Resolution No. 30 of the Investment Partnership Board (CPPI)

On March 19, 2018, the Investment Partnership Board (CPPI) approved Resolution no. 30 in respect of the privatization process of Eletrobras, recommending to the Presidency of the Republic the responsibilities and competencies of BNDES, Eletrobras and the MME in this process. This resolution also amends Resolution 13 of August 23, 2017.

48.10  Sale of all shares issued by SPE Integração Transmissora de Energia S.A. — INTESA

On March 23, 2018, the Board of Directors approved the sale of all the shares issued by SPE Integração Transmissora de Energia S.A. - INTESA, owned by Eletrobras, due to the payment made by the subsidiaries Chesf and Eletronorte to Eletrobras.

The divestment initiative in SPEs, through the sale of the equity interests held by the referred subsidiaries via payment in payment to Eletrobras, has the purpose of promoting the settlement of debts of these subsidiaries with Eletrobras, allowing the reduction of its financial leverage and the improvement of “Net Debt / EBITDA” indicator.

The above mentioned operation represents one of the initiatives related to the Financial Discipline Pillar of the Business and Management Master Plan (“PDNG 2018/2022”).

Wilson Ferreira Junior

President

Armando Casado de Araujo	Antonio de Varejão Godoy
Director of Finances and Investor Relations	Director of Generation

Lucia Casasanta	José Antônio Muniz Lopes
Director of Compliance	Director of Transmission

Luiz Henrique Hamann
Director of Distribution