Form 20-F/A
period 2017-12-31
BRAZILIAN ELECTRIC POWER CO
filed 2018-06-21
CIK 1439124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017 was:

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

☐ Yes   ☒ No

Explanatory Note — Amendment

This Amendment amends our Annual Report on Form 20-F for the year ended December 31, 2017 (“Annual Report”) dated April 30, 2018, as filed with the U.S. Securities and Exchange Commission on April 30, 2018 and is being filed solely for the purpose of including the 2017 financial statements of Companhia de Transmissão de Energia Elétrica Paulista — CTEEP as Companhia de Transmissão de Energia Elétrica Paulista — CTEEP met the criteria set forth in Rule 3-09 of Regulation S-X in 2017 and 2016.

This Amendment speaks as of the initial filing date of the Annual Report. Other than as expressly set forth above, no part of the Annual Report is being amended. Accordingly, other than as discussed above, this Amendment does not purport to amend, update or restate any other information or disclosure included in the Annual Report or reflect any events that have occurred after the initial filing date of the Annual Report. As a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 continues to speak as of April 30, 2018 or, to the extent applicable, such other date as may be indicated in the Annual Report.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

In 2017 and 2016, our affiliate CTEEP — Companhia de Transmissão de Energia Elétrica Paulista was a significant associate under Rule 3-09 of Regulation S-X. In 2015, none of our affiliated entities was a significant entity under Rule 3-09 of Regulation S-X. In 2017, KPMG is referring to other auditors for Norte Energia S.A.. In 2016 and 2015, KPMG is referring to other auditors for Madeira Energia S.A. and Norte Energia S.A. These audit reports are referred to in the report of our external auditors, KPMG Auditores Independentes, with respect to our consolidated financial statements as of and for the year ended December 31, 2017. Please see attached the financial statements of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista as of December 31, 2017 and for the years ended December 31, 2017, 2016 and 2015.

1

ITEM 19. EXHIBITS

2.1

Second Amended and Restated Deposit Agreement between Centrais Elétricas Brasileiras S.A. — Eletrobras and Citibank S.A., incorporated herein by reference from our Form F-6, filed on August 1, 2017, file N. 333-219600.

2.2

The total amount of long-term debt securities of our company and our subsidiaries under any one instrument does not exceed 10% of the total assets of our company and our subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

3.2

By-Laws of Centrais Elétricas Brasileiras S.A. — Eletrobras (English translation), dated November 30, 2017, incorporated by reference to Exhibit 3.2 to our Annual Report on Form 20-F (File No. 001-34129), filed on April 30, 2018.

4.1	Itaipu treaty signed by Brazil and Paraguay — Law No. 5,899 of July 5, 1973, incorporated herein by reference from our Registration Statement on Form 20-F, filed July 21, 2008, File No. 001-34129.

8.1	List of subsidiaries, incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F (File No. 001-34129), filed on April 30, 2018.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.1	Section 906 Certification of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

13.2	Section 906 Certification of Chief Financial Officer of Centrais Elétricas Brasileiras S.A. — Eletrobras.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to its Annual Report on its behalf.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

June 21, 2018	By:	/s/ Wilson Pinto Ferreira Junior
		Name:	Wilson Pinto Ferreira Junior
		Title:	Chief Executive Officer

	By:	/s/ Armando Casado de Araújo
		Name:	Armando Casado de Araújo
		Title:	Chief Financial and Investor Relations Officer

3

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A.

We have audited the accompanying consolidated balance sheets of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A. as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows each of the two years in the period ended December 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTEEP — Companhia de Transmissão de Energia Elétrica Paulista S.A. at December 31, 2017 and 2016 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company’s auditor since 2016.

São Paulo, Brazil

April 27, 2018

CTEEP — Companhia de Transmissão de Energia

Elétrica Paulista

Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS).

December 31, 2017, 2016 and 2015 (unaudited), with Report of Independent Registered Public Accounting Firm

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Balance sheets

December 31, 2017, 2016 and 2015

In thousands of reais, unless otherwise stated

Assets	Note	2017	2016	2015 (unaudited)

Current assets
Cash and cash equivalents	5	6,585	4,524	6,135
Short-term deposits	6	610,066	336,138	440,054
Accounts receivables (concession asset)	7	1,924,928	1,221,016	319,961
Inventories		37,639	37,723	40,476
Taxes and recoverable taxes	9	14,162	8,563	5,763
Derivative financial instruments	30	2,611	—	—
Receivables from subsidiaries	29	908	18,071	29,200
Prepaid expenses		4,607	10,303	6,057
Others		42,203	44,006	51,180

		2,643,709	1,680,344	898,826

Non-current assets
Restricted cash	14	35,674	12,002	12,059
Accounts receivables (concession asset)	7	11,213,952	10,225,808	3,526,968
Receivables - State Finance Department	8	1,312,791	1,150,358	965,920
Deferred income and social contribution taxes	28	—	—	183,809
Guarantees and restricted deposits	10	66,414	70,175	66,268
Inventories		37,034	32,512	29,675
Others		1,513	1,570	9,835

		12,667,378	11,492,425	4,794,534

Investments in associates	11	1,880,845	1,826,930	1,572,640
Property, plant and equipment	12	22,879	25,457	23,194
Intangible assets	13	37,362	41,843	49,509

		1,941,086	1,894,230	1,645,343

		14,608,464	13,386,655	6,439,877

Total assets		17,252,173	15,066.999	7,338,703

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Balance sheets

December 31, 2017, 2016 and 2015

In thousands of reais, unless otherwise stated

Liabilities	Note	2017	2016	2015 (unaudited)

Current liabilities
Loans and financing	14	268,588	71,679	71,070
Debentures	15	182,852	192,368	180,782
Trade accounts payable		69,923	41,482	34,950
Taxes and contributions	16	90,502	30,053	28,417
Taxes in installments - Law No. 11941	17	57,997	17,540	16,200
Regulatory charges	19	16,550	12,751	21,821
Interest on capital and dividends payable	23(b)	3,112	139,946	2,156
Provisions	20	36,344	33,610	29,757
Payables - Funcesp	21	2,056	5,495	6,144
Others		61,180	53,047	31,014

		789,104	597,971	422,311
Non-current liabilities

Loans and financing	14	690,541	432,472	485,239
Debentures	15	801,007	313,931	359,573
Taxes in installments - Law No. 11941	17	—	119,857	126,897
Deferred PIS and COFINS	18	1,147,381	989,445	149,022
Deferred income and social contribution taxes	28	2,418,125	2,106,603	35,801
Regulatory charges payable	19	54,250	32,509	31,194
Provisions	20	121,553	153,035	189,612
General Reversal Reserve (RGR)	22	24,053	24,053	24,053
Others		6,503	—	—

		5,263,413	4,171,905	1,401,391
Equity
Capital	23(a)	3,590,020	2,372,437	2,215,291
Capital reserves	23(c)	666	1,217,583	1,277,356
Future capital increases		—	666	666
Reserves	23(d)	7,309,338	6,527,704	1,842,892
Proposed additional dividends	23(b)	84,693	—	—

		10,984,717	10,118,390	5,336,205

Non-controlling interests		214,939	178,733	178,796

		11,199,656	10,297,123	5,515,001

Total liabilities and equity		17,252,173	15,066,999	7,338,703

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of profit or loss

Years ended December 31, 2017, 2016 and 2015

In thousands of reais, unless otherwise stated

	Note	2017	2016	2015 (unaudited)

Net operating revenue	24.1	2,701,193	7,785,616	1,287,130
Cost of infrastructure implementation, operation and maintenance services	25	(593,278)	(499,623)	(575,326)

Gross profit		2,107,915	7,285,993	711,804

Operating income (expenses)
General and administrative expenses	25	(122,112)	(126,924)	(196,991)
Management fees	25	(8,282)	(5,661)	(4,991)
Others operating income (expenses), net	27	(55,006)	(27,939)	(36,190)
Share of profit in associates	11	124,806	267,706	161,306
		(60,594)	107,182	(76,866)

Income before financial income (expenses) and income taxes		2,047,321	7,393,175	634,938

Finance income	26	123,673	76,684	151,711
Finance expenses	26	(189,889)	(186,613)	(177,067)
		(66,216)	(109,929)	(25,356)

Income before income tax and social contribution		1,981,105	7,283,246	609,582

Income tax and social contribution
Current	28	(354,491)	(79,301)	(85,804)
Deferred	28	(241,154)	(2,254,611)	(6,592)
		(595,645)	(2,333,912)	(92,396)

Net income for the year		1,385,460	4,949,334	517,186

Attributable to:
Controlling shareholders		1,365,512	4,932,312	504,430
Non-controlling interests		19,948	17,022	12,756

Basic earnings per share	23(e)	8,28985	30,20956	3,12807

Diluted earnings per share	23(e)	8,28898	30,01340	3,07192

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of comprehensive income

Years ended December 31, 2017, 2016 and 2015

In thousands of Brazilian reais — R$, unless otherwise stated

	2017	2016	2015 (unaudited)

Net income for the year	1,385,460	4,949,334	517,186

Other comprehensive income	—	—	—

Total comprehensive income for the year	1,385,460	4,949,334	517,186

Attributable to:
Controlling shareholders	1,365,512	4,932,312	504,430
Non-controlling interests	19,948	17,022	12,756

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of changes in equity

Years ended December 31, 2017, 2016 and 2015

In thousands of reais, unless otherwise stated

					Earnings reserves
	Note	Capital	Capital reserves	Future capital contribution	Legal reserve	Statutory reserve	Retained profits reserve	Special income reserve	Retained earnings	Additional dividends proposed	Total	Non- controlling interests	Total

At December 31, 2014 (unaudited)		2,215,291	1,277,356	666	253,032	191,906	1,226,794	—	—	—	5,165,045	63,567	5,228,612

Unclaimed interest on equity									570	—	570	—	570
Unclaimed dividends		—	—	—	—	—	—	—	1,025	—	1,025	—	1,025
Additionally investments from non-controlling shareholders											102,473	102,473
Net income for the year		—	—	—	—	—	—	—	504,430	—	504,430	12,756	517,186
Allocation of income:
Legal reserve		—	—	—	25,222	—	—	—	(25,222)	—	—	—	—
Statutory reserve		—	—	—	—	29,623	—	—	(29,623)	—	—	—	—
Retained profits reserve		—	—	—	—	—	116,315	—	(116,315)	—	—	—	—
Interim dividends (R$2.0765735 per share)		—	—	—	—	—	—	—	(334,865)	—	(334,865)	—	(334,865)

At December 31, 2015 (unaudited)		2,215,291	1,277,356	666	278,254	221,529	1,343,109	—	—	—	5,336,205	178,796	5,515,001

Capital increase	23(a)	157,146	(59,773)	—	—	—	—	—	—	—	97,373	—	97,373
Additionally investments from non-controlling shareholders		—	—	—	—	—	—	—	—	—	—	(17,085)	(17,085)
Net income for the year		—	—	—	—	—	—	—	4,932,312	—	4,932,312	17,022	4,949,334
Allocation of income:
Legal reserve	23(b)	—	—	—	196,234	—	—	—	(196,234)	—	—	—	—
Statutory reserve	23(b)	—	—	—	—	15,715	—	—	(15,715)	—	—	—	—
Earnings retention reserve	23(b)	—	—	—	—	—	148,639	—	(148,639)	—	—	—	—
Special unrealized earnings reserve	23(b)	—	—	—	—	—	—	4,324,224	(4,324,224)	—
Interim dividends (R$1,502543 per share)	23(b)	—	—	—	—	—	—	—	(247,500)	—	(247,500)	—	(247,500)

At December 31, 2016		2,372,437	1,217,583	666	474,488	237,244	1,491,748	4,324,224	—	—	10,118,390	178,733	10,297,123

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of changes in equity

Years ended December 31, 2017, 2016 and 2015

In thousands of reais, unless otherwise stated

					Earnings reserves
	Note	Capital	Capital reserves	Future capital contribution	Legal reserve	Statutory reserve	Retained profits reserve	Special income reserve	Retained earnings	Additional dividends proposed	Total	Non- controlling interests	Total

Capital increase	23(a)	1,217,583	(1,216,917)	(666)	—	—	—	—	—	—	—	—	—
Forfeited interest on capital		—	—	—	—	—	—	—	671	—	671	—	671
Forfeited dividends		—	—	—	—	—	—	—	544	—	544	—	544
Additionally investments from non-controlling shareholders		—	—	—	—	—	—	—	—	—	—	16,258	16,258
Net income for the year		—	—	—	—	—	—	—	1, 365,512	—	1,365,512	19,948	1,385,460
Realization of unrealized earnings reserve	23(d)	—	—	—	—	—	—	(582,631)	582,631	—	—	—	—
Allocation of income:
Legal reserve	23(b)	—	—	—	68,275	—	—	—	(68,275)	—	—	—	—
Statutory reserve	23(b)	—	—	—	—	259,447	—	—	(259,447)	—	—	—	—
Special unrealized earnings reserve	23(b)	—	—	—	—	—	—	1,036,543	(1,036,543)	—	—	—	—
Interim dividends (R$0,819569 per share)	23(b)	—	—	—	—	—	—	—	(135,000)	—	(135,000)	—	(135,000)
Interim dividends (R$2,218299 per share)	23(b)	—	—	—	—	—	—	—	(365,400)	—	(365,400)	—	(365,400)
Additional dividends proposed	23(b)	—	—	—	—	—	—	—	(84,693)	84,693	—	—	—

At December 31, 2017		3,590,020	666	—	542,763	496,691	1,491,748	4,778,136	—	84,693	10,984,717	214,939	11,199,656

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of cash flows

Years ended December 31, 2017, 2016 and 2015

In thousands of reais, unless otherwise stated

	2017	2016	2015 (unaudited)

Cash flow from operating activities
Net income for the year	1,385,460	4,949,334	517,186
Adjustments to reconcile net income to cash provided by operating activities
Gain on recognition of Law No. 12783 - SE	—	(7,318,492)	—
Deferred PIS and COFINS (note 18)	87,778	840,423	31,050
Depreciation and amortization (note 25)	9,627	9,061	8,525
Deferred income tax and social contribution taxes	241,154	2,254,611	6,592
Provision for contingencies (note 20 (a))	(49,821)	(64,041)	37,136
Net book value of PP&E written off (notes 12 and 13)	510	5,340	375
Tax benefit - merged goodwill (note 28)	37	36	29,887
Amortization of concession asset in acquisition of subsidiary (note 11 (a))	2,490	2,490	2,491
Realization of losses in jointly-controlled subsidiary (note 11 (a))	(2,195)	(2,276)	(2,340)
Gain on acquisition of control	(5,042)	—	—
Share of profit of an associate (note 11)	(124,806)	(267,706)	(161,306)
Interest and foreign exchange and monetary gain (loss) on assets and liabilities	145,426	177,749	168,466

	1,690,618	586,529	638,062

(Increase) decrease in assets
Restricted cash	(7,631)	57	(369)
Accounts receivable - Infrastructure investment	(247,126)	(171,902)	(278,685)
Accounts receivable - RBSE received	(823,381)	—	—
Accounts receivable - financial asset	(28,564)	(173,304)	346,312
Accounts receivable - operation and maintenance	(53,851)	66,079	(16,614)
Inventories	(4,438)	(84)	13,538
Receivables — State Finance Department	(162,433)	(184,438)	(163,818)
Taxes and recoverable taxes	(3,316)	(2,800)	28,799
Prepaid expenses	5,696	(4,246)	(5,109)
Guarantees and restricted deposits	6,761	222	(3,915)
Others	3,777	14,292	34,704

	(1,314,506)	(456,124)	(45,157)

Increase (decrease) in liabilities
Trade account payable	24,598	6,532	(40,520)
Taxes and contributions	59,683	1,636	1,896
Taxes in installments - Law No. 11941	(86,777)	(16,927)	(15,603)
Regulatory charges	20,423	(11,856)	(12,886)
Provisions	2,668	3,853	2,288
Payables - Funcesp	(3,439)	(649)	769
Others	11,157	22,032	14,798

	28,313	4,621	(49,258)

Net cash from operating activities	404,525	135,026	543,647

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Statements of cash flows

Years ended December 31, 2017, 2016 and 2015

In thousands of reais, unless otherwise stated

	2017	2016	2015 (unaudited)

Net cash flows from investing activities
Short-term investments	(237,724)	103,916	39,547
Property, plant and equipment (note 12)	(1,553)	(5,767)	(2,184)
Intangible assets (note 13)	(4,039)	(5,721)	(1,335)
Investments (note 11)	(119,113)	(2,394)	(103,364)
Net cash acquired in business combinations	479	—	—
Dividends received (note 11 (a))	—	28,050	15,945

Cash from (used in) investing activities	(361,950)	118,084	(51,391)

Net cash flows from financing activities
Transactions with non-controlling interests	(19,948)	(17,085)	102,473
Proceeds from loans (notes 14 and 15)	962,500	150,407	103,877
Repayment of loans (principal) (notes 14 and 15)	(250,123)	(245,851)	(141,636)
Repayment of loans (interest) (notes 14 and 15)	(96,725)	(129,855)	(190,630)
Payment of capital	—	97,373	—
Dividends and interest on equity paid (note 23 (b))	(636,118)	(109,710)	(364,901)

Cash used in financing activities	(40,414)	(254,721)	(490,817)

Increase (decrease) in cash and cash equivalents	2,061	(1,611)	1,439

Cash and cash equivalents at the beginning of year	4,524	6,135	4,696
Cash and cash equivalents at the end of year	6,585	4,524	6,135

Changes in cash and cash equivalents	2,061	(1,611)	1,439

Income and social contribution taxes paid by the CTEEP in 2017 totaled R$293,095 (in 2016 totaled R$61,867 and in 2015 (unaudited) totaled R$66,776).

The accompanying notes are an integral part of these financial statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

1.                            Operations

1.1                     Corporate profile

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista and its subsidiaries (“CTEEP” or “Company”) is a publicly-held company authorized to operate as an electric power public service concessionaire, and is principally engaged in the planning, infrastructure implementation, and operation and maintenance of subordinated power transmission systems. In performing its operating activities, the Company is required to invest funds and manage research & development programs on power transmission and other activities related to the available technology. These activities are regulated and supervised by the National Electric Power Agency (“ANEEL”).

The Company derived from a partial spin-off of Companhia Energética de São Paulo (“CESP”) and started to operate on April 1, 1999. In November 10, 2001, the Company merged EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. (“EPTE”), which was originated from the partial spin-off of Eletropaulo - Eletricidade de São Paulo S.A.

In a privatization auction held on June 28, 2006 at São Paulo Stock Exchange — BOVESPA (currently “B3 S.A. - Brasil, Bolsa, Balcão), in accordance with Invitation to Bid SF/001/2006, the State Government of São Paulo, then the controlling shareholder, sold their 31,341,890,064 common shares in CTEEP, corresponding to 50.10% of the common shares issued by CTEEP. The winning bidder was Interconexión Eléctrica S.A. E.S.P.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”). Additionally, CTEEP has an American Depositary Receipts (ADRs) program - Rule 144 A in the United States. The depositary of the ADRs is JPMorgan Chase Bank and the custodian is Banco Santander (Brasil) S.A.

The Company has adopted B3’s Corporate Governance Practices - Level 1 since September 2002. The commitments undertaken as a result of this adhesion ensure greater transparency from the Company towards the market, investors and shareholders, thus facilitating the monitoring of Management’s actions.

The Company is a member of the Brasil 100 Index (IBrX 100), Mid Large Cap Index (MLCX), Index of Shares with Differentiated Corporate Governance (IGCX), Trade Corporate Governance Index (IGCT), Electric Power Index (IEE), BM&FBOVESPA Public Utility Index (UTIL), and BM&FBOVESPA Dividends Index (IDIV).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

1.2                     Concessions

CTEEP is entitled to explore, either directly or indirectly, the following concession arrangements of utility concession arrangements for electric power transmission:

		Equity			Periodic Tariff Review			Allowed Annual Revenue (“RAP”)
Concession operator	Contract	interests - (%)	Term (years)	Maturity	Term	Next	Index	R$ thousand	Base month

CTEEP (*)	059/2001		30	12.31.42	5 years	2018	IPCA	2,536,919	06/17

Subsidiaries
Serra do Japi	143/2001	100	30	12.20.31	n/a	n/a	IGPM	21,026	0617
IEMG	004/2007	100	30	04.23.37	5 years	2022	IPCA	17,229	06/17
IENNE (**)	001/2008	100	30	03.16.38	5 years	2018	IPCA	42,908	06/17
Pinheiros	012/2008	100	30	10.15.38	5 years	2019	IPCA	10,911	06/17
Pinheiros	015/2008	100	30	10.15.38	5 years	2019	IPCA	34,363	06/17
Pinheiros	018/2008	100	30	10.15.38	5 years	2019	IPCA	5,823	06/17
Evrecy	020/2008	100	30	07.17.25	4 years	2018	IGPM	12,837	06/17
Serra do Japi	026/2009	100	30	11.18.39	5 years	2020	IPCA	34,590	06/17
Pinheiros	021/2011	100	30	12.09.41	5 years	2022	IPCA	5,293	06/17
Itaúnas	018/2017	100	30	02.10.47	5 years	2022	IPCA	47,200	RAP bid
IE Tibagi	026/2017	100	30	08.11.47	5 years	2023	IPCA	18,371	RAP bid
IE Itaquerê	027/2017	100	30	08.11.47	5 years	2023	IPCA	46,183	RAP bid
IE Itapura	042/2017	100	30	08.11.47	5 years	2023	IPCA	10,729	RAP bid
IE Aguapeí	046/2017	100	30	08.11.47	5 years	2023	IPCA	53,678	RAP bid

Jointly-controlled subsidiaries
IESul	013/2008	50	30	10.15.38	5 years	2019	IPCA	5,860	06/17
IESul	016/2008	50	30	10.15.38	5 years	2019	IPCA	12,301	06/17
IEMadeira	013/2009	51	30	02.25.39	5 years	2019	IPCA	276,527	06/17
IEMadeira (***)	015/2009	51	30	02.25.39	5 years	2019	IPCA	238,991	06/17
IEGaranhuns	022/2011	51	30	12.09.41	5 years	2022	IPCA	81,551	06/17
Paraguaçu	003/2017	50	30	02.10.47	5 years	2022	IPCA	106,613	RAP bid
Aimorés	004/2017	50	30	02.10.47	5 years	2022	IPCA	71,425	RAP bid
ERB1	022/2017	50	30	08.11.47	5 years	2023	IPCA	267,317	RAP bid

(*) RAP for SE assets: R$1,552,426 as of June 2017.

(**) In September 2017, CTEEP acquired the equity interest held by other shareholders (75%) and became the holder of 100% of IENNE’s equity (note 11).

(***) In May 2014, the facilities under Concession Agreement 015/2009 for the jointly-controlled entity IEMadeira were completed and delivered to the National Electric System Operator (“ONS”) for testing. In June 2014, considering the existence of systemic and third-party restrictions, ONS issued the Partial Release Agreement (“TLP”) for provisional commercial operation. Currently, facilities are operating with tests yet to be completed:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(i) some tests have not yet been authorized by ONS due to system restrictions; (ii) the completion of joint studies (paralleling poles); and (iii) the implementation of solution for grounding electrode of the rectifying terminal in Rondônia. Despite not interfering with the converters’ capacity to transmit energy at their full power, these pending issues may influence in their operations for some types of configuration, keeping the application of the reduction factor equivalent to 10% of the revenue associated to the agreement.

All concession arrangements above provide for the right of compensation from concession-related assets at the end of their term. For agreements subject to periodic tariff revision, according to ANEEL regulations, yielding income on investments in expansion, enhancements and improvements is provided for.

Law No. 12783/2013

The Extraordinary Shareholders Meeting of December 3, 2012 unanimously approved the extension Concession Agreement No. 059/2001, under Law No. 12783/2013, to December 2042, ensuring the Company the right to receive the amounts relating to NI and SE assets (*).

For amounts relating to NI assets, equivalent to R$2,891,291, according to Interministerial Ruling No. 580, were received from 2013 and 2015 (note 7).

For SE assets, an independent appraisal report on the New Replacement Value (NRV), adjusted for the depreciation accrued through December 31, 2012 was required. In December 2015, ANEEL approved the value of the SE assets at R$3,896,328, according to Order No. 4036/15.

On April 20, 2016, the Ministry of Mining and Energy (MME) published Administrative Ruling   No. 120, which determined that the amounts ratified by ANEEL through Order No. 4036/2015, relating to SE facilities, should be included in the power transmission concessionaires’ Asset Compensation Basis, beginning the 2017 tariff setting process, for an estimated term of eight years.

On October 06, 2016, ANEEL Technical Notice No. 336/2016 was issued to submit a proposal for regulating the matter addressed by Ministry of Mining and Energy (MME) Administrative Ruling No. 120 and such proposal was submitted to Public Hearing No. 068/2016, approved by ANEEL’s Board of Directors on February 21, 2017 on Regulatory Resolution No. 762. Based on the results of the abovementioned Public Hearing, ANEEL Technical Notice No. 23/2017 was issued. Technical Notices regulate the methodology to calculate capital cost and the RAP amount to be added in connection with the value of SE facilities and determine payment amounts by concessionaires as mentioned in note 7 (d).

ANEEL Order No. 1484/17, of May 30, 2017, recognized as the total value of the assets the amount of R$4,094,440 as at December 31, 2012. The initial impact of RBSE amounts was accounted for in September 2016, and the additional value recognized by ANEEL was accounted for during the second quarter of 2017 in Trade receivables (concession asset) (note 7 (d) (ii)).

As disclosed in a material fact notice of April 11, 2017, a temporary injunction granted in connection with a lawsuit filed by three business associations determined the exclusion, on a provisional basis, of the “remuneration” portion provided for in article 15, paragraph 2, of Law No. 12783/13 and consequent recalculation of the Annual Permitted Revenues (RAPs) by ANEEL. In complying with such injunction, ANEEL issued Technical Notice No. 170/17 providing for the new calculation whereby the capital cost was excluded from the 2017-2018 cycle RAP amount (note 7). Based on the opinion of its legal counsel, the Company understands that this is a provisional order and that the Company’s right to receive the RBSE asset amounts is assured by law. Therefore, no adjustment to the amount recorded through December 31, 2017 was deemed necessary.

(*) NI — facilities energized as of June 1, 2000.

SE — facilities of non-depreciated assets existing on May 31, 2000.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

Transfer of other Transmission Facilities

In June 2015, ANEEL started Public Hearing No. 41/2015 to gather opinions and additional information in order to analyze the proposal to transfer the so-called Other Transmission Facilities (“DIT”) from electric power transmission to distribution companies, according to ANEEL Technical Notice No. 32/2015. DITs are defined as facilities whose operating voltage is lower than 230 kV.

On February 13, 2017, ANEEL Regulatory Resolution No. 758/2017 published the final results of Public Consultation No. 041/2015, which established the general conditions for distribution companies to incorporate Other Transmission Facilities (DITs) and listed in an Attachment thereto the facilities currently under concession agreements by transmission companies that meet the criteria and will be incorporated by distribution companies in the first tariff revision subsequent to January 1, 2019.

According to ANEEL Technical Notice No. 170/2016, for transfer purposes, those facilities not covered by Ministry of Mining and Energy (MME) Administrative Ruling No. 120 and used exclusively by distribution companies, excluding shared facilities, used by generation plants or free consumers, or those located at Basic Border Grid substations, were considered.

On February 23, 2017, CTEEP filed a reconsideration request challenging the facilities listed in the Attachment to the Regulatory Resolution, since they would not meet the requirements set out for transfer of other facilities.

After analyzing CTEEP’s appeal filed on August 22, 2017, Regulatory Resolution No. 781/2017 was issued to exclude those facilities under the CTEEP concession agreement from the abovementioned Attachment. Despite the revision conducted by ANEEL, two facilities under CTEEP concession entitled to receive compensation from RBSE mistakenly continued to be part of said Regulatory Resolution.

In view of this, in September 2017, the Company filed a new request to have the list attached to Regulatory Resolution No. 781/2017 changed, which is awaiting analysis by ANEEL. The Company’s management does not expect to incur significant losses of revenue as a result of these discussions.

Auction No. 008/2011 - ANEEL

In 2011, ISA CTEEP and CHESF created consortium Extremoz by entering into a Commitment Agreement to dispute Lot A of ANEEL Auction No. 001/2001. Lot A is comprised of 299 km of transmission lines and 2400 (MVA) of transformation capacity, located in the States of Rio Grande do Norte and Paraíba.

ISA CTEEP decided to withdraw from consortium Extremoz before the auction was held. In accordance with the Commitment Agreement, CHESF participated in the auction, won Lot A and organized SPE “ETN - Extremoz Transmissora do Nordeste S.A.”, with equity interests held by ISA CTEEP (51%) and CHESF (49%).

Since its incorporation, ETN has been exclusively managed by CHESF whereas ISA CTEEP’s participation is restricted to complying with the obligations under the Commitment Agreement and corporate obligations.

The actual withdrawal of ISA CTEEP in the capital stock of ETN was formalized on February 14, 2018 upon execution of the Share Purchase and Sale Agreement and the transfer of ISA CTEEP’s equity interest to CHESF. The transaction was approved by all agencies and regulatory bodies, as follows: ANEEL, on October 26, 2017; CADE, on December 11, 2015; ETN Debentureholders Meeting, on March 31, 2017, and SEST/Ministry of Planning, on January 31, 2018.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

2                               Presentation of financial statements

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

2.2                     Reclassification of certain expenses

Certain comparative amounts have been reclassified with the purpose of comparability with the current year presentation. The reclassifications made in the consolidated financial statements as of December 31, 2016 and 2015, are not material considering the consolidated financial statements taken as a whole.

2.3                     Functional and reporting currency

The financial statements of CTEEP are presented in Brazilian reais, the currency of the main economic environment where the companies operate (“functional currency”).

2.4                     Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements requires Management to make judgments using estimates and assumptions based on objective and subjective factors and on the legal counsel´s opinion, to determine the appropriate amounts for recording certain transactions that affect assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

These judgments, estimates and assumptions are revised at least annually, and any adjustments are recognized in the period in which estimates are revised.

Critical judgments, estimates and assumptions are related to the following aspects: Accounting for concession agreements, timing to recognize financial assets, determination of infrastructure and operation & maintenance revenue, definition of the effective interest rate on financial assets, recognition of deferred tax assets or liabilities, analysis of credit risk and other risks to determine the need to recognize provisions, including provision for tax, civil and labor risks.

•                      Accounting for concession arrangements (IFRIC 12)

In recognizing service concession arrangements, CTEEP and its subsidiaries performs analyses involving management’s judgment, in relation to applicability of service concession arrangements, determination and classification of expenses with implementation of infrastructure, expansion, reinforcements and improvements as financial assets. The accounting treatment and their features for each concession arrangement of the Company’s are described in notes 3.23 and 7.

•                      Timing of recognition of financial assets

The Company’s management assesses the timing to recognize financial assets based on the economic features of each concession agreement. Subsequent additions to the financial asset will only be accounted for when the infrastructure implementation services related to the infrastructure expansion, improvement or reinforcement that has potential to generate additional revenue are provided. The financial asset is recorded with a contra entry to infrastructure revenue, which is recognized as expenditures are incurred. The indemnifiable financial asset is identified when the infrastructure implementation is completed.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

•                      Determination of the effective interest rate on the financial assets

The effective interest is the rate that exactly discounts the estimated future cash payments or receipts over the life of the financial instrument. This interest rate is determined by concession agreement, on an individual project basis. When the entity revises its estimates of payments, receipts or interest rates, the recorded amount of the financial asset is adjusted to reflect the estimated actual and revised cash flows, and the adjustment is recognized as income or expense in profit or loss.

•                      Determination of infrastructure revenue

When the concessionaire provides infrastructure implementation services, the Company recognizes infrastructure revenue at fair value and the respective costs relating to infrastructure implementation services provided and, thus, a profit margin is recorded. In accounting for infrastructure revenue, the Company’s Management evaluates matters related to the primary responsibility for the infrastructure implementation services — even in those cases in which services are outsourced —, management costs and/or monitoring of works, considering that the projects embed sufficient margin to cover infrastructure implementation and charges. All the assumptions described are used to determine the fair value of the infrastructure implementation.

•                      Indemnifiable asset value

As defined in the agreements, the termination of the concession will entail the reversal to the concession grantor of the assets related to the service, appraisals and valuations must be performed , indemnity amount payable to the concessionaire must be determined, based on the amounts and date of its incorporation to the electric power system (notes 3.7 and 7).

•                      Determination of operation and maintenance revenues

When the concessionaire provides operation and maintenance services, revenue is recognized at fair value and the respective costs, according to the consideration paid for the services.

2.5                     Consolidation procedures

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

Control is obtained when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power in the investee.

Subsidiaries are consolidated from the date control is obtained until the date on which control ceases to exist.

As at December 31, 2017, 2016 and 2015, interest held in subsidiaries was as follows:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

	Financial statements reporting	Interest held - %
	date	12.31.2017		12.31.2016	12.31.2015
Subsidiaries
Interligação Elétrica de Minas Gerais S.A. (IEMG)	12.31.2017	100		100	100
Interligação Elétrica Pinheiros S.A. (Pinheiros)	12.31.2017	100		100	100
Interligação Elétrica Serra do Japi S.A. (Serra do Japi)	12.31.2017	100		100	100
Evrecy Participações Ltda. (Evrecy)	12.31.2017	100		100	100
Interligação Elétrica Itaúnas S.A. (Itaúnas)	12.31.2017	100		100	—
Interligação Elétrica Norte e Nordeste S.A. (IENNE) (**)	12.31.2017	100		25	—
Interligação Elétrica Tibagi S.A. (Tibagi)	12.31.2017	100		—	—
Interligação Elétrica Itaquerê S.A. (Itaquerê)	12.31.2017	100		—	—
Interligação Elétrica Itapura S.A. (Itapura)	12.31.2017	100		—	—
Interligação Elétrica Aguapeí S.A. (Aguapeí)	12.31.2017	100		—	—
Fundo de Investimento Referenciado DI Bandeirantes	12.31.2017	30	(*)	53	59
Fundo de Investimento Xavantes Referenciado DI	12.31.2017	72	(*)	38	59
Fundo de Investimento Assis Referenciado DI	12.31.2017	100	(*)	—	—

(*)              Includes both direct and indirect interests.

(**)       The Company was evaluated by the equity method until August 2017 and consolidated after September 2017.

The following procedures were adopted in preparing the consolidated financial statements:

•                  elimination of subsidiaries’ equity;

•                  elimination of profit (loss) of investees; and

•                  elimination of assets and liabilities, and income and expenses between consolidated entities.

The accounting policies were consistently applied to all consolidated companies, and the fiscal year of these companies coincides with that of the Parent.

Noncontrolling interests are reported as part of equity and profit and are presented separately in the consolidated financial statements.

As at December 31, 2017, 2016 and 2015, equity interests in jointly-controlled subsidiaries were as follows:

	Reporting	Interest held - %
	date	12.31.2017	12.31.2016	12.31.2015

Jointly-controlled subsidiaries

Interligação Elétrica do Sul S.A. (IESul)	12.31.2017	50	50	50
Interligação Elétrica do Madeira S.A. (IEMadeira)	12.31.2017	51	51	51
Interligação Elétrica Garanhuns S.A. (IEGaranhuns)	12.31.2017	51	51	51
Interligação Elétrica Paraguaçu S.A. (Paraguaçu)	12.31.2017	50	—	—
Interligação Elétrica Aimorés S.A. (Aimorés)	12.31.2017	50	—	—
Elétricas Reunidas do Brasil S.A. (ERB1)	12.31.2017	50	—	—
Interligação Elétrica Norte e Nordeste S.A. (IENNE)	—	—	25	25

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

3                               Summary of significant accounting policies

3.1                     Determination of profit and loss

Revenue and expenses are recorded on the accrual basis.

3.2                     Revenue recognition

Revenue is recognized in accordance with the provisions of IFRIC 12. The concessionaires should register and measure the revenue of the services provided in compliance with technical pronouncements IAS 11 - Construction Contracts and IAS 18 - Revenue (operation and maintenance services), even when provided under a single concession contract. The revenue of the Company is:

(a)                       Infrastructure revenue

Refers to services such as infrastructure implementation, expansion, reinforcement and improvements in electric power transmission facilities. Due to the extension of the Concession Agreement No. 059/2001, regulated by Law No. 12783/2013, since January 01, 2013 the Company has recognized revenue from infrastructure implementation for improvements of electric power facilities in accordance with ANEEL Order No. 4413, of December 27, 2013, and Normative Resolution No. 443, of July 26, 2011. Infrastructure revenue is recognized as expenditures are incurred and, in calculating such revenue, PIS and Cofins (taxes on revenue) must be added to the investment value, since projects embed sufficient margin to cover costs on infrastructure implementation and charges, considering that a significant portion of the Company’s facilities is implemented by means of contracts with outsourced unrelated parties.

(b)                       Remuneration of concession assets

Refers to interest recognized under the straight-line method, based on the effective interest rate on the amount receivable from the infrastructure and indemnity revenue. The effective interest rate is determined by discounting estimated future cash flows over the estimated life of the financial asset over the carrying amount of this financial asset.

(c)                        Remuneration from operation and maintenance

Refers to services related to operation and maintenance of the electric power transmission facilities to ensure the availability of these facilities.

3.3                     Current and deferred income and social contribution taxes

Current and deferred income tax and social contribution are calculated according to the legislation applicable, based on profit, adjusted by the inclusion of nondeductible expenses, exclusion of nontaxable revenues and inclusion and/or exclusion of temporary differences.

Since 2013, the Company has adopted the annual, and no longer the quarterly, taxable income regime. Current and deferred income tax for the year is calculated at the rate of 15%, plus a surtax of 10% on taxable income exceeding R$240 for income tax, and current and deferred social contribution is calculated at the rate of 9% on taxable income; this calculation takes into consideration tax loss carryforwards, if any, limited to 30% of taxable income. Subsidiaries Pinheiros, IEMG, Serra do Japi, and Evrecy elected to adopt the deemed income regime whereas subsidiaries Itaúnas, Tibagi, Itaquerê, Itapura, and Aguapeí elected the taxable income regime.

Deferred tax assets arising from temporary differences were recognized according to IAS 12 — Income Taxes, and considered the history of profitability and expectation that future taxable income will be generated, based on a technical feasibility study approved by management bodies.

The recovery of deferred tax assets is revised at the end of each year and, when it is no longer probable that future taxable income will be available to allow the recovery of all or part of the assets, these are adjusted for the expected recoverable amount.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

Deferred tax assets and liabilities are measured using the tax rates applicable for the period in which the liability is expected to be settled or the asset is expected to be realized, based on the tax rates set forth in the tax law prevailing at the end of each year, or when a new legislation has been substantially approved.

Deferred tax assets and liabilities are offset only when there is the legal right to offset the current tax asset against the current tax liability and when they are related to the taxes managed by the same tax authority and the Company intends to settle its current tax assets and liabilities.

3.4                     Regulatory taxes and charges on revenue

(a)                       Sales taxes

Revenues, expenses and assets are recognized net of taxes on sales, except when taxes on sales incurred upon the purchase of goods or services cannot be recovered from tax authorities, in which case taxes on sales are recognized as part of the acquisition cost of the asset or expense item, as applicable.

(b)                       Regulatory fees

The regulatory charges below are part of the government’s policies for the electric power sector and all of them are required by law. Their amounts are established by ANEEL Resolutions or Orders, based on which concessionaires charge their clients. by means of the electric power tariff, and are classified as regulatory charges payable in the balance sheet.

(i)                Energy Development Account (CDE)

The Energy Deelopment Account (CDE) was created by Law No. 10438, of April 26, 2002, to provide funds for: i) the energy development in the States; ii) the competitiveness of the energy produced from wind power plants, small hydroelectric power plants, biomass, natural gas and mineral coal, in the areas serve by the interconnected electric power systems;   iii) promote the universalization of the electric power service throughout the country. The CDE amount is set by ANEEL annually based on the power used by the consuming units connected to the transmission facilities. This amount is paid to the Electric Power Trade Chamber (CCEE) and transferred to the consuming units by means of the Transmission System Use Tariff (TUST).

(ii)            Alternative Energy Source Incentive Program (PROINFA)

Launched by Law No. 10438, of April 26, 2002, Proinfa is aimed at increasing the share of alternative renewable power sources in Brazil, such as wind power plants, biomass and small hydroelectric power plants. The amount is set based on the expected electric power generation by plants taking part in Proinfa. This amount is paid to Eletrobras and transferred to the consuming units by means of the Transmission System Use Tariff (TUST).

(iii)        Global Reversal Reserve (RGR)

Charge created by Decree No. 41019, of February 26, 1957. Refers to an annual amount set by ANEEL, paid monthly in twelve installments by concessionaires to provide fund for reversal and/or takeover of electric power supply services as well as to finance the expansion and improvement of such services. Pursuant to article 21 of Law 12783, beginning January 1, 2013, power transmission companies under concession agreements extended as set forth in the aforementioned Law are exempted from paying the annual RGR amount.

(iv)         Research and Development (R&D)

Concessionaires of public services of electric power distribution, transmission and generation, the licensees of public services of electric power distribution, and the authorized independent producers of electric power, excluding those that generate energy exclusively from wind, sun, biomass, qualified cogeneration and small hydroelectric power plants, are required to invest annually a percentage of its net operating revenue (NOR) in  Technological Research and Development projects in the electric power sector, according to regulations established by ANEEL.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(v)             Electric Power Service Inspection Fee (TFSEE)

Created by Law No. 9427/1996, TFSEE is levied on the production, transmission, distribution and sale of electric power. Equivalent to 0.5% of gross operating revenue arising from the Basic Network and Other Transmission Facilities (DIT). According to Article 29 of Law No. 12783/2013, TFSEE must be equivalent to 0.4% of the annual economic benefit amount.

3.5                     Financial instruments

(a)                       Financial assets

(i)       Classification and measurement

Financial assets are classified in the following specific categories: financial assets measured at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets and loans and receivables. When an equity instrument is not quoted in an active market and its fair value cannot be measured reliably, such equity instrument is measured at cost and tested for impairment.

The classification depends on the purpose of the financial assets and is determined upon initial recognition. All regular-way purchases or sales of financial assets are recognized or derecognized on the trade date. Regular-way purchases or sales are purchases or sales of financial assets that require the delivery of assets within the time frame generally established by regulation or market practice.

The effective interest method is used to calculate the amortized cost of a debt instrument and allocate its interest income over the related period. The effective interest rate is the rate that exactly discounts the estimated future cash receipts over the expected life of the debt instrument or, when appropriate, a shorter period, to the net carrying amount on initial recognition. Interest income is recognized on an effective interest basis for debt instruments other than those financial assets at fair value through profit or loss.

Financial assets and financial liabilities are offset and the net amount is recorded in the balance sheet when there is a legally enforceable right to set off recognized amounts and intention to either settle them on a net basis, or to recognize the asset and settle the liability simultaneously.

•                      Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when they are held for trading or designated at fair value through profit or loss. Financial assets at fair value through profit or loss are stated at fair value and resulting gains or losses are recognized in profit or loss. Net gains or losses are recognized in “Other gains and losses”, in income statement.

A financial asset is classified as held for trading if: (i) it is acquired mainly for being sold in the short term; or (ii) on initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or (iii) it is a derivative that has not been designated as an effective hedging instrument.

A financial asset other than those held for trading can be designated at fair value through profit or loss upon initial recognition if (i) such designation eliminates or significantly reduces an inconsistency that might arise upon measurement or recognition that would otherwise arise, or (ii) the financial asset is part of a managed group of financial assets, financial liabilities or both, and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and when information about the grouping is provided internally on that same basis, or (iii) the financial asset is part of a contract containing one or more embedded derivatives, and IAS 39 permit that the combined contract as a whole be designated at fair value through profit or loss.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

As at December 31, 2017 and 2016, financial assets classified into this category comprise cash and cash equivalents and short-term investments.

•                      Loans and receivables

Include non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are recorded in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as noncurrent assets.

Loans and receivables are measured at amortized cost using the effective interest method, less impairment losses, if any. Interest income is recognized by applying the effective interest rate, except for short-term receivables, when the recognition of interest would be immaterial.

As at December 31, 2017 and 2016, the Company’s financial assets classified into this category were primarily comprised of trade receivables (concession asset) and amounts receivable — Finance Department.

(ii)            Impairment of financial assets

Financial assets, except those designated at fair value through profit or loss, are valued using impairment indicators at the end of each reporting period. Impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, with an impact on the estimated future cash flows.

The carrying amount of the financial asset is reduced directly by any impairment loss for all financial assets. Subsequent recoveries of amounts previously written off are reversed. Changes in the carrying amount of the estimated loss are recognized in profit or loss.

(iii)        Write-off of financial assets

A financial asset is derecognized when the contractual rights to the cash flows of the asset expire or when the  rights to receive contractual cash flows on a financial asset in a transaction where substantially all the risks and rewards of ownership of the financial asset are transferred to third parties. Any interest created or retained by the Company in these financial assets is recognized as a separate asset or liability.

(b)                       Financial liabilities

Financial liabilities are classified at fair value through profit or loss when they are either held for trading or designated at fair value through profit or loss. Other financial liabilities (including borrowings) are measured at amortized cost using the effective interest method.

(c)                        Derivatives and hedging activities

In 2017, the Company contracted a loan with derivative financial instruments.

Derivative financial instruments intended for hedging are initially recognized at fair value on the date transactions are contracted and, subsequently, also measured at fair value.  Any gains or losses resulting from changes in fair value of derivatives during the year are recorded directly in the statement of profit or loss as Finance income (expense).

As at December 31, 2017, the Company has derivatives classified as fair value hedge.

For a transaction to be classified as hedge accounting, the following requirements should be met:

•                      At the inception of the hedging relationship there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge. Such formal documentation should include the identification of the hedge instrument, the hedged item or transaction, the

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

nature of the risk being hedged, the nature of the risks excluded from the hedge relationship, the expected effectiveness of the hedge relationship and the approach to be used by the Company to assess the hedge effectiveness to offset exposures to changes in the fair value of the hedged item or cash flows related to the risk being hedged;

•                      There is expectation that hedge will be highly effective;

•                      The hedge effectiveness should be reliably measured; and

•                      Hedge is measured on a continuous basis and its effectiveness is determined to be highly effective over the useful life of the hedge accounting.

An instrument is classified at fair value through profit or loss if held for trading and designated as such when initially recognized. Financial instruments are recorded at fair value through profit or loss if the Company and/or its subsidiaries manage these investments until the hedged transaction according to the investment and risk management strategy documented by the Company and/or its subsidiaries. After the initial recognition, changes in the fair value of hedge instruments and changes in the fair value of the hedged item attributable to the risk being hedged are recognized in the income statement related to the hedged item. The Company adopted hedge accounting for its contracted transactions.

3.6                     Cash and cash equivalents

Cash and cash equivalents include cash on hand, banks and short-term investments.

In order to be qualified as a cash equivalent, an investment needs to be readily convertible into a known cash amount and be subject to an insignificant risk of change in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, for example, three months or less from the date of acquisition.

3.7                     Accounts receivables (concession assets)

Financial assets classified as loans and receivables include receivables relating to infrastructure implementation services, revenue from compensation from concession assets and operation and maintenance services as well as the indemnifiable asset value.

The indemnifiable asset, recorded at the end of the infrastructure implementation, refers to the estimated portion of the investments made and not amortized until the end of the concession and to which the Company has the right to receive cash or another financial asset at the end of the effective term of the concession agreement. As set forth in the agreements, the termination of the concession will give rise to the reversal to the Concession Grantor of the assets related to the service, by performing the necessary appraisals and valuations, as well as determining the indemnity amount payable to the concessionaire, based on the amounts and date of its insertion in the electric power system.

The Company considers that the indemnity amount it is entitled at the end of the concession agreement should correspond to the New Replacement Value adjusted by the accumulated depreciation of each asset that is part of the infrastructure.

Considering that Management continuously monitors the regulation of the industry, in case of changes in such regulations that may change the estimated amount of the indemnity assets, the accounting effects of these changes will be treated retrospectively in the financial statements.

3.8                     Inventories

Inventories are reported by items of the maintenance store room and recorded at the lower of cost and net realizable value. Inventory costs are determined at average cost method.

3.9                     Investments in associates

The Company recognizes and states investments in jointly-controlled subsidiaries under the equity method.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

3.10              Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on acquisition date, and the amount of any noncontrolling interest in the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

When acquiring a business, the Company measures the assets acquired and liabilities assumed for the purpose of classifying and allocating them according to the contractual terms, the economic circumstances and the conditions prevailing on the acquisition date.

The goodwill is initially measured as the excess of the consideration transferred in relation to the net assets acquired (identifiable net assets acquired and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of profit or loss.

The realization of intangible assets arising from the acquisition of right of operation, concession or permission granted by government occurs in the estimated or contracted term of utilization, effectiveness or loss of economic substance, or derecognition due to sale or impairment of the investment.

3.11              Property, plant and equipment

Basically represented by administrative assets. Depreciation is calculated on a straight-line basis, based on the estimated economic useful life of the assets.

Other expenses are capitalized only when there is an increase in the economic benefits derived from such property, plant and equipment item.  Any other type of cost is recognized in profit or loss as expense, when incurred.

3.12              Intangible assets

Separately acquired intangible assets are carried at cost on initial recognition.

The useful life of intangible assets is either finite or indefinite: (i) intangible assets with finite useful life are amortized over their useful lives and tested for impairment whenever there is any indication that the asset might be impaired. (ii) intangible assets with indefinite useful lives are not amortized, but they are tested for impairment at least on an annual basis, either individually or at the level of the cash-generating unit.

Gains or losses arising from the write-off of an intangible asset are calculated as the difference between the net revenue from sale and its carrying amount and are recognized in the statement of profit and loss when the asset is written off.

3.13              Lease

(a)                       CTEEP and its subsidiaries as lessee

•                      Operating lease

Operating lease payments are recognized as expenses on a straight-line basis over the lease term, except when another approach is more appropriate to reflect the timing the economic benefits of the leased asset are consumed. Contingent operating lease payments are recognized as an expense when incurred.

•                      Finance lease

At the inception, finance leases are recognized as balances of assets and liabilities at amounts equal to the fair value of the leased asset or, if lower, at the present value of minimum lease payments.

The discount rate to be used to calculate the present value of the minimum lease payments is the interest rate

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

implicit in the lease, if practicable, or the entity’s incremental borrowing rate. Any direct initial costs of the lessee are added to the amount recognized in assets.

3.14          Other current and non-current assets

Stated at their net realizable value.

Provisions are recognized for asset amounts unlikely to be realized at the balance sheet dates.

3.15          Current and non-current liabilities

Stated at known or estimated amounts, plus charges, inflation adjustment and/or exchange gains or losses incurred through the balance sheet date, when applicable.

3.16          Provisions

Provisions are recognized for present obligations resulting from past events, when it is possible to reliably estimate the amounts and whose financial settlement is probable.

The amount recognized as a provision is the best estimate of the consideration required to settle the obligation at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured based on the cash flows estimated to settle an obligation, its carrying amount corresponds to the present value of such cash flows.

Provisions are quantified at the present value of the expected disbursement to settle the obligation using the appropriate discount rate, according to related risks. Provisions are adjusted through the balance sheet date for the probable loss amount, according to the nature of each contingency and based on the opinion of the Company’s and its subsidiaries’ legal counsel.

Provisions for risks are recognized when the Company have a legal or constructive obligation as a result of past events, and it is probable that a cash disbursement will be required to settle the obligation, and its present value can be reliably estimated.

The bases for and nature of the provisions for tax, civil, and labor risks are described in Note 20 (a).

3.17          Employee benefits

The Company sponsors supplementary retirement and death benefit plans for its employees, former employees and related beneficiaries, administered by Fundação CEPS (Funcesp), the objective of which is to supplement the social security benefits.

Defined contribution pension plan payments are recognized as an expense when the services that grant the right to these payments are provided.

In the actuarial valuation of the plan commitments, the projected unit credit method was adopted, in accordance with IAS 19.

The valuation occurs on an annual basis and the effects of the remeasurement of Plan commitments, which include actuarial gains and losses, effect of changes in the upper limit of the asset (if applicable) and the return on plan assets (excluding interest), are reflected immediately in the statement of financial position as a charge or credit recognized in other comprehensive income in the period in which they occur.

3.18          Dividends and interest on equity

The dividend recognition policy is in accordance with IAS 10, which determine that proposed dividends that are based on statutory obligations be recorded in current liabilities. The Company’s bylaws establish mandatory minimum dividend, as described in note 23 (b).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

The Company may pay interest on capital, which is deductible for tax purposes and considered part of the mandatory dividends, and reported as profit allocation directly in equity.

3.19          Operating segments

Operating segments are defined as business activities from which revenue can be generated and expenses incurred, with availability of individualized financial information, and whose operating results are regularly reviewed by management in the decision-making process.

In the Company management´s understanding, although revenues are recognized for infrastructure implementation, and operation and maintenance activities, such revenues originate from concession contracts that have only one operating segment: electric power transmission.

3.20          Statement of cash flows (SCF)

The statement of cash flows was prepared using the indirect method and is presented in accordance with IAS 7 - Cash Flow Statements.

3.21          Earnings per share

The Company calculates earnings per share using the weighted average number of common shares and total preferred shares outstanding in the period corresponding to P&L, in accordance with accounting pronouncement IAS 33.

Basic earnings per share are calculated by dividing net income for the period by the weighted average number of shares issued. The calculation of diluted earnings is affected by instruments convertible into shares, as mentioned in Note 23 (e).

3.22          Service Concession Arrangements — (IFRIC 12)

The CTEEP adopt the provisions of IFRIC12 of the International Accounting Standards issued by IASB for classification and measurement of the concession activities. This Interpretation guides the concession operators on how to account for public service concessions to private entities.

For concession contracts qualified under IFRIC 12, the infrastructure implemented, expanded, reinforced or improved by the operator is not recorded as a fixed asset of the operator itself because the concession contract does not transfer to the concession operator the right to control the use of utility infrastructure. Only the transfer of ownership of these assets is provided to perform the public services, and such fixed assets are reversed to the grantor after termination of the respective contract. The concession operator has the right to operate the infrastructure to provide the public services on behalf of the grantor, under the conditions set forth in the agreement.

Thus, under the terms of concession contracts within the scope of IFRIC 12, the concession operator acts as a service provider, implementing, expanding, reinforcing or improving the infrastructure (infrastructure implementation services) used to provide the public service, in addition to operating and maintaining such infrastructure (operation and maintenance services) over a given period. The concessionaire shall record and measure revenue from services provided in accordance with IAS 11 Construction Contracts, as issued by IASB and IAS 18 Revenue, as issued by IASB. If the concession operator performs more than one service (infrastructure implementation services or operation services, for instance) under a single contract, the remuneration received or receivable is allocated based on the relative fair values of the services provided if the amounts are separately identifiable. Accordingly, the matching entry for the infrastructure implementation services made to the concession assets is a financial asset, an intangible asset or both.

The financial asset originates to the extent that the operator has the unconditional contractual right to receive cash or another financial asset from the grantor for the infrastructure implementation services. The grantor has little or

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

no option to avoid payment, usually because the contract is enforceable by law. The concession operator has the unconditional right to receive cash if the grantor guarantees in contract the payment of (a) pre-established or determinable amounts or (b) insufficiency, if any, of the amounts received from users of public services in relation to pre-established or determinable values, even if the payment is conditional upon the concession operator’s guarantee that the infrastructure meets specific quality or efficiency requirements. Intangible assets arise as the operator receives the right (authorization) to charge users of public services. This right does not constitute an unconditional right to receive cash because the amounts are conditional upon the use of the service by the public. If the concession operator’s infrastructure implementation services are partially recognized in financial assets and partially in intangible assets, each component of the operator’s remuneration must be accounted for separately. The remuneration received or receivable from both components must be initially recorded at the fair value received or receivable.

The criteria used to adopt the interpretation of concessions held by the Company are described below:

Interpretation IFRIC 12 was considered applicable to all public-private service contracts to which the Company is a party.

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

The Company determined the fair value of infrastructure implementation services considering that the projects include sufficient margin to cover infrastructure implementation costs and incident charges. The effective interest rate that remunerates the financial asset from infrastructure implementation services was determined considering the cash flow estimated for the asset with these characteristics.

The financial assets were classified as loans and receivables and the remuneration of concession assets calculated monthly is recorded directly in profit (loss).

Revenues from infrastructure implementation and from remuneration of concession assets calculated on the financial assets for implementation of the infrastructure are subject to deferral of cumulative Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Contribution Tax on Gross Revenue for Social Security Financing (COFINS), recorded under “Deferred taxes” in noncurrent liabilities.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

4                               New and amended standards and interpretations issued not yet adopted

New pronouncements, amendments in existing pronouncements and new interpretations listed below were published and are mandatory for financial years beginning January 1, 2018 or later.

(a)                       New and/or revised accounting pronouncements, guidance and interpretations.

Pronouncements that will become effective on January 1, 2018:

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2004, amended in April 2016, and provided a five-step model to account for revenue from contracts with customers. In accordance with IFRS 15, revenue is recognized at an amount that reflects the consideration to which the entity expected to be entitled in exchange for the transfer of goods or services to a customer. Effective for annual periods beginning on or after January 01, 2018.

This new pronouncement will replace all the current requirements to recognize revenue under IFRS. Additionally, IFRS 15 establishes presentation and disclosure requirements more detailed than the standards currently effective.

The Company has studied the application of IFRS 15 and does not expect significant impacts on the financial statements.

The Company has operations that generate revenue from (i) infrastructure implementation, (ii) compensation from transmission concession assets, and (iii) operation and maintenance (note 3.2).

Based on studies being conducted, the Company expects to continue to recognize such revenues as they have currently been recognized:

(i)            Infrastructure revenue — recognized as expenditures are incurred, once performance obligations over time are satisfied;

(ii)        Compensation from concession assets — proportional interest earned on a straight-line basis through the date of the financial statements;

(iii)    Operation and maintenance — monthly revenue as consideration for services are received.

No significant impact is expected, since the need to change the current revenue recognition approach was not identified.

•             IFRS 9 Financial Instruments

In July 2014, IASB issued the final version of IFRS 9 - Financial Instruments, which replaces IAS 39 - Financial Instruments: Recognition and Measurement and all former IFRS 9 versions.  The new standard combines the three aspects of the project relating to accounting for financial instruments: classification and measurement, impairment of assets and hedge accounting. IFRS 9 will become effective beginning January 01, 2018.

The Company will adopt the new standard on its effective date and will not restate comparative information.

The Company has studied the application of IFRS 9 and, so far, does not expect significant impacts on the financial statements.

The Company expects to continue to measure financial assets from infrastructure implementation services at amortized cost in the amount of R$3,267,487 and Law No. 12783 — SE R$9,586,834, currently classified as loans and receivables.

For financial assets from indemnable R$138,131, currently measured at amortized cost, the Company studies the possibility to change the measurement approach to fair value through profit or loss. No significant impacts are

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

expected.

Considering the technical discussions held with specialists and information available, to date, reasonably estimating the impacts on the financial statements was not possible.

The Management of the Company are in the process of analyzing the impacts of these standards; however, no significant impacts on the financial statements are expected.

(b)                       New and revised IFRS and interpretations issued and not yet adopted:

•             IFRS 2 - Share-based Payment

•             IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•             IFRS 16 - Leases

•             IFRS 17 - Insurance Contracts

The Management of the Company are in the process of analyzing the impacts of these standards; however, no significant impacts on the financial statements are expected.

5                               Cash and cash equivalents

	% of CDI	2017	2016	2015 (unaudited)

Cash and banks		2,981	1,571	3,798
Cash equivalents
Bank Deposit Certificate (CDB)	94.0% to 97.0%	136	946	1,137
Repurchase agreements (a)	95.0% to 97.0%	2,687	1,843	1,194
Short-term deposits (b)	40.0% to 70.0%	781	164	6

		6,585	4,524	6,135

Cash equivalents are measured at fair value through profit or loss and have daily liquidity.

Company’s management’s analysis of these assets’ exposure to interest rate risks, among others, is disclosed in Note 30 (c).

(a)             Repurchase transactions refer to securities issued by banks for repurchase by the bank and resale by the customers, at fixed rates and fixed maturities, backed by private or government bonds registered with CETIP.

(b)             Federal Provision CP FICFI Investment Fund: managed by Banco Itaú-Unibanco with portfolio comprised of units in Short-Term Federal FI Investment Fund, have daily liquidity and portfolio linked to government bonds.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

6                               Short-term deposits

	% of CDI	2017	2016	2015 (unaudited)

Investment funds (*)	103.6%	610,066	336,138	440,054

		610,066	336,138	440,054

(*) Investment funds are consolidated as described in note 2.5.

CTEEP concentrate their short-term investments in the following investment funds:

•                                Fundo de Investimento Referenciado DI Bandeirantes (Bandeirantes Investment Fund by reference to Interbank Deposit — DI): an investment fund organized exclusively for the CTEEP, managed by Banco Bradesco, having its portfolio comprised of units in Fundo de Investimento Referenciado DI Coral. The CTEEP balance at December 31, 2017 was R$262,770 (in 2016 and 2015 (unaudited) amount of R$207,025 and 183,806, respectively).

•                                Fundo de Investimento Xavantes Referenciado DI (Xavantes Investment Fund by reference to Interbank Deposit — DI): an investment fund organized exclusively for the Company, its subsidiaries and jointly-controlled entities, managed by Banco Itaú Unibanco, having its portfolio comprised of units in Fundo de Investimento Special DI (Corp Referenciado DI merged by Special DI). The CTEEP balance at December 31, 2017 was R$187,864 (in 2016 and 2015 (unaudited) amount of R$129,113 and R$256,248, respectively).

•                                Fundo de Investimento Assis Referenciado DI (Assis Investment Fund by reference to Interbank Deposit — DI): an investment fund organized exclusively for the Company, its subsidiaries and jointly-controlled entities, managed by Banco Santander, having its portfolio comprised of units in Fundo de Investimento Santander Renda Fixa Referenciado DI. The CTEEP balance at December 31, 2017 was R$159,250).

Such investment funds are highly liquid, readily convertible into a known cash amount, irrespective of assets, as established in the regulations of Bandeirantes, Xavantes and Assis Funds. As at December 31, 2017, portfolios were primarily comprised of government bonds under repurchase agreements, financial bills, debentures, floating-rate Bank Certificates of Deposits (CDBs) and on-demand deposits, as shown below:

	Coral by reference to DI	Special DI	Santander Fixed income by reference to DI

Government bonds	48.9%	39.1%	15.4%
Financial Bills (Banks)	19.7%	25.1%	19.7%
Treasury Financial Bills (Treasury Selic)	23.4%	27.2%	45.1%
Treasury Financial Bills (Treasury Fixed Income)	0.0%	0.2%	0.0%
Debentures	6.1%	4.9%	10.1%
Bank Certificates of Deposit (CDBs)	0.6%	0.9%	6.4%
Other	1.3%	2.6%	3.3%

CTEEP management’s analysis of these assets’ exposure to interest rate risks, among others, is disclosed in Note 30 (c).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

7                               Account receivables (concession assets)

	2017	2016	2015 (unaudited)

O&M
Accounts receivables - O&M services (a)	146,428	92,577	158,656

	146,428	92,577	158,656
Financial asset
Infrastructure implementation services (b)	3,267,487	2,443,191	2,111,192
Indemnable concessions (c)	138,131	101,568	86,085
Law No. 12783 - SE (d)	9,586,834	8,809,488	1,490,996

	12,992,452	11,354,247	3,688,273

	13,138,880	11,446,824	3,846,929

Current	1,924,928	1,221,016	319,961

Non-current	11,213,952	10,225,808	3,526,968

(a)                       O&M - Operation and Maintenance refers to the portion of revenues monthly and separately informed by the ONS for compensation of O&M services, with an average collection period below 30 days.

(b)                       Infrastructure implementation - amount receivable from services relating to infrastructure implementation, expansion, enhancements and improvement of the power transmission facilities until the end of the term of the concession arrangements to which the Company and its subsidiaries are parties, adjusted to present value and yielding interest based on the effective interest rate.

(c)                        Indemnable concessions - refers to the estimated portion of investments made and not amortized until the end of the effective concession agreements and with respect to which the Company will be entitled to receive cash or another financial asset at the end of the term of concession agreements.

(d)                       Receivables - Law No. 12783 - amounts receivable relating to investments under Concession Agreement No. 059/2001, which was extended under Law No. 12783 and had the right to the receivable subdivided into NI and SE:

NI Facilities

The indemnity relating to NI facilities corresponded, in November 2012, to the original amount of R$2,891,291, inflation adjusted to R$ 2,949,121, as determined by Interministerial Rule No. 580. The equivalent to 50% of this amount was received on January 18, 2013, and the remaining 50% was divided into 31 monthly installments, which were transferred to the Company by Eletrobras. However, the terms under which these installments should be adjusted for inflation are still under discussion. Following a Federal Court request, ANEEL revised the amounts transferred as compensation for NI facilities to all concessionaires and understood that erroneous adjustment calculations were made, which resulted in overpayments to concessionaires. Although recognizing that calculations were erroneous, Eletrobras challenged ANEEL`S understanding of the matter. Based on an independent appraisal report and on the opinion of its legal counsel, the Company’s interpretation of the adjustment approach differs from that applied by ANEEL. Accordingly, its best estimate for the amount under discussion, totaling R$25,609, remains recorded in “Other”, in current liabilities, not including the fine and late payment interest that would be due in favor of the Company, considering the delays occurred in the transfers.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

SE facilities

(i)            The amount relating to SE facilities as at September 30, 2016 has been considered a financial asset with specific term and effective interest rate, based on its features. The assumptions used for the opening balances are the following:

	Technical Note No. 336/2016 (*) — as of July 2017	Company’s estimate — base as of September 2016

Net compensation base as at December 31, 2012	3,896,328	3,896,328
Addition to the Regulatory Remuneration Base (BRR)	July 2017	July 2017
Payment term for the revenue portion from January 2013 to June 2017	8 years	8 years
Term payment for the remaining portion	6,3 years	6,3 years
CAAE (**) + cost of capital from January 2013 to June 2017	5,711,454	4,457,994
Remaining CAAE (**)	3,114,951	3,348,965
RAP for the period from January 2013 to June 2017	943,183	906,503
RAP for the remaining period	811,316	778,887
PIS and COFINS increase to 9.25%, according to current legislation	—	9.25%

(**) CAAE - Annual Cost of Electric Assets

Based on the estimated RAP amounts in September 2016, the Company revised the cash flows and remeasured the financial assets relating to SE facilities in 2016, resulting in an increase of R$7,318,492 in financial assets, R$6,503,614 in net operating revenue (R$814,878 for deferred PIS and COFINS), R$2,211,229 in provisions for deferred income tax and social contribution, and R$4,292,385 in profit.

Based on the opinion of its legal counsel, the Company understands that the revenue from this transaction only may be incorporated to the tax base as receipts actually occur and, accordingly, the respective deferred taxes of such amounts are recognized.

(ii)        As mentioned in note 1.2, ANEEL Order No. 1.484 the Company’s recognized net remuneration basis from R$3,896,328 to R$4,094,440, as of December 31, 2012 resulting in a revision of cash flows and an increase of R$432,641 in financial assets in the second quarter of 2017, for SE facilities, R$392,622 in net operating revenue (R$40,019 for deferred PIS and COFINS), R$133,491 in provisions for deferred income tax and social contribution, and R$259,131 in profit for the year.

(iii)    In June 2017, ANEEL Order No. 1779 and Technical Notice No. 170, which, in complying with a temporary injunction (note 1.2), excluded the capital cost from the amounts not paid from January 2013 to June 2017, in the calculation of the 2017/2018 RAP, temporarily reducing said RAP from R$1,738,154 to R$1,502,128, which, adjusted based on Resolution No. 2.258, is R$1,552,426 as at December 31, 2017 (note 24.4). Therefore, receivables relating to capital cost considered in the cash flows from the financial assets for SE facilities relating to the 2017/2018 tariff cycle are recorded in noncurrent assets.

The aging list of trade receivables is as follows:

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

	2017	2016	2015 (unaudited)

Falling due	13,115,131	11,435,913	3,834,981

Overdue:
Within 30 days	1,717	242	167
From 31 to 60 days	159	94	147
From 61 to 360 days	11,842	1,147	2,610
More than 361 days (i)	10,031	9,428	9,024

	23,749	10,911	11,948

	13,138,880	11,446,824	3,846,929

(i)        Some market players challenged in the courts the amounts relating to the Basic Grid. By virtue of this challenge, escrow deposits are made by such members, classified as noncurrent receivables. The Company billed the amounts in accordance with authorizations granted by regulatory agencies and, therefore, no provision for risk relating to this discussion was recognized.

The Company has no history of losses on accounts receivable, which are secured by structures of guarantees and/or access to current accounts operated by Brazil’s National Electric System Operator (ONS) or directly by the Company. Therefore, it did not recognize allowance for doubtful debts.

Changes in accounts receivables

Balances in 2014 (unaudited)	3,895,602

Infrastructure revenue (Note 24.1)	278,685
Remuneration of concession assets (Note 24.1)	311,647
Operation and maintenance revenue (Note 24.1)	829,551
Gain on recognition of accounts receivables - IPCA/WACC indemnification	53,733
Receipts — accounts receivables — indemnification NI	(540,583)
Monetary adjustment — non - current credit	11,073
Receipts	(992,779)

Balances in 2015 (unaudited)	3,846,929

Infrastructure revenue (note 24.1)	171,902
Remuneration of concession assets - RBSE (note 24.1)	7,318,492
Remuneration of concession assets (note 24.1)	424,756
Operation and maintenance revenue (note 24.1)	835,786
Receipts	(1,151,041)

Balances in 2016	11,446,824

Infrastructure revenue (note 24.1)	247,126
Remuneration of concession assets - RBSE (note 24.1)	1,495,791
Remuneration of concession assets (note 24.1)	400,615
Operation and maintenance revenue (note 24.1)	880,901
Business combination (*)	534,973
Provision for reversal of facilities (note 27)	(57,178)
Receipts	(1,810,172)

Balances in 2017	13,138,880

(*) Amounts derived from the acquisition of IENNE (note 11).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

8                               Receivables — State Finance Department

	2017	2016	2015 (unaudited)

Payroll processing - Law No. 4819/58 (a)	1,560,759	1,412,518	1,245,622
Labor claims - Law No. 4819/58 (b)	268,287	254,095	236,553
Provision for losses on realization of receivables — family allowance (c)	(516,255)	(516,255)	(516,255)

	1,312,791	1,150,358	965,920

(a)                     Refers to amounts receivable for settlement of the payroll relating to the supplementary retirement supplementation plan governed by State Law No. 4.819/58, in the period from January 2005 to July 2017. The increase over the previous year is related to compliance with the decision handed down by the 49 Labor Court, whereby CTEEP, in the capacity of the party served, monthly pays on the amounts to Funcesp for processing of retirees´ payment.

(b)                     Refer to certain labor claims settled by CTEEP, upon a court order, relating to employees retired under the terms of State Law No. 4.819/58, which should be borne by the State Government of São Paulo.

(c)                      The provision was based on the extension of the period of expected realization of part of accounts receivable from the State of São Paulo and on the status of pending litigation. The Company monitors the progress of this issue and regularly reviews the provision, evaluating the need for supplementing or reversing the provision based on legal events that may change the opinion of its advisors. Through December 31, 2017, no events occurred that would indicate the need to change the provision.

9                               Taxes and recoverable taxes

	2017	2016	2015 (unaudited)

Income tax recoverable paid in advance	1,064	594	633
Social contribution tax paid in advance	16	73	53
Income Tax (IRRF) recoverable	3,259	1,053	1,689
Social contribution tax (CSRF) recoverable	852	30	53
COFINS	6,708	5,104	2,354
PIS	1,456	1,108	511
Others	807	601	470

	14,162	8,563	5,763

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

10                        Guarantees and restricted deposits

Guarantees and restricted deposits are recorded in noncurrent assets, given the uncertainties around the outcome of the related litigation.

Deposits are recognized at nominal value and adjusted for inflation based on the Benchmark Rate (TR) for labor and social security deposits and on Selic for tax and regulatory deposits. Balance is broken down as follows:

	2017	2016	2015 (unaudited)

Judicial deposits
Labor (Note 20 (a) (i))	53,193	53,922	54,711
Social security - INSS (Note 20 (a) (iv))	1,375	3,531	3,261
PIS/COFINS (a)	9,446	5,599	2,049
Notices served - ANEEL (b)	2,040	6,796	5,960
Others	360	327	287

	66,414	70,175	66,268

(a)                       In March 2015, through Decree No. 8426/15, the PIS/COFINS rate applicable on financial income was reinstated at 4.65% effective from July 1, 2015. The Company legally sought to avoid such taxation based on the fact that the levy could only be required by Law as defined in item I, article 150 of the Federal Constitution, and that Decree No. 8426/15 also violates the principle of non-cumulative taxation established in paragraph 12 of article 194.

(b)                       Refers to deposits for the purpose of voiding ANEEL assessment notices which the Company has been challenging.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

11                        Investments in associates

	Balances in 2014	Capital payment	Result of equity method	Dividends receivable	Balances in 2015

IENNE	89,859	—	7,384	—	97,243
IESul	107,636	3,200	1,946	—	112,782
IEMadeira	927,254		123,579	(29,170)	1,021,663
IEGaranhuns	190,920	121,635	28,397	—	340,952

Investment	1,315,669	124,835	161,306	(29,170)	1,572,640

	Balances in 2015	Capital payment	Result of equity method	Dividends receivable	Balances in 2016

IENNE	97,243	—	7,650	—	104,893
IESul	112,782	1,629	5,250	—	119,661
IEMadeira	1,021,663	—	207,919	(15,810)	1,213,772
IEGaranhuns	340,952	765	46,887	—	388,604

Investment	1,572,640	2,394	267,706	(15,810)	1,826,930

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

	Balances in 2016	Capital payment	Result of equity method	Acquisition of shareholding control	Dividends cancelled	Balances in 2017

IENNE	104,893	—	1,969	(106,862)	—	—
IESul	119,661	2,211	2,204	—	—	124,076
IEMadeira	1,213,772	—	138,586	—	15,810	1,368,168
IEGaranhuns	388,604	—	(17,759)	—	—	370,845
Paraguaçu	—	5,150	(110)	—	—	5,040
Aimorés	—	3,800	(140)	—	—	3,660
ERB1	—	9,000	56	—	—	9,056

Investment	1,826,930	20,161	124,806	(106,862)	15,810	1,880,845

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(a)                       Information on investments in jointly controlled entities

	Reporting date	Number of common shares held	Interest in paid-in capital - %	Capital Investiment	Assets	Liabilities	Equity	Gross revenue	Net income

IENNE	2017	81,821,000	100.0	327,284	763,056	340,441	422,615	2,692	(3,043)
	2016	81,821,000	25.0	327,284	766,043	346,471	419,572	91,367	30,601
	2015	81,821,000	25.0	327,284	719,556	330,585	388,971	83,227	29,535

	2015	—	—	—	—	—	—	—	—

IESul	2017	107,969,499	50.0	215,937	334,490	86,337	248,153	155,454	4,408
	2016	105,758,499	50.0	211,515	330,972	91,649	239,323	41,527	10,502
	2015	104,128,499	50.0	208,257	307,089	81,526	225,563	24,763	3,892

IEMadeira	2017	717,060,000	51.0	1,406,000	6,000,718	3,318,036	2,682,682	708,033	271,737
	2016	717,060,000	51.0	1,406,000	5,756,230	3,376,285	2,379,945	939,262	407,684
	2015	717,060,000	51.0	1,406,000	5,302,355	3,299,094	2,003,261	681,973	242,306

IEGaranhuns	2017	290,700,000	51.0	570,000	1,223,980	496,834	727,146	120,645	(34,823)
	2016	290,700,000	51.0	570,000	1,335,532	573,564	761,968	239,865	91,935
	2015	289,935,000	51.0	568,500	1,178,434	509,901	668,533	300,738	55,681

Paraguaçu	2017	5,150,000	50.0	10,300	18,002	7,922	10,080	12,869	(220)
	2016	—	—	—	—	—	—	—	—
	2015	—	—	—	—	—	—	—	—

Aimorés	2017	3,800,000	50.0	7,600	12,296	4,975	7,321	8,827	(279)
	2016	—	—	—	—	—	—	—	—

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

	Reporting date	Number of common shares held	Interest in paid-in capital - %	Capital Investiment	Assets	Liabilities	Equity	Gross revenue	Net income

	2015	—	—	—	—	—	—	—	—

ERB1	2017	9,000,000	50.0	18,000	23,252	5,140	18,112	2,586	112
	2016	—	—	—	—	—	—	—	—
	2015	—	—	—	—	—	—	—	—

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(i)                          Subsidiaries

Interligação Elétrica Norte e Nordeste S.A. (IENNE)

The Company held a 25% interest in IENNE, which  was incorporated on December 3, 2007 to operate the electric power transmission concession of Colinas (Tocantins) - Ribeiro Gonçalves (State of Piauí) and Ribeiro Gonçalves - São João do Piauí (State of Piauí) transmission lines, both with 500 kV, totaling 720 km (Concession Agreement 001/2008 — note 1.2), and in 2011 was granted authorization to start commercial operations.

In 2017, IENNE became a wholly owned subsidiary of the Company through the acquisition of a total of 75% interest, 50% interest from Isolux Energia e Participações S.A. (“Isolux”),  and 25% from Cymi Construções e Participações S.A (“Cymi”). These transactions was approved by ANEEL through Order No. 2604, on August 22, 2017 and Official Letter No. 545/2017, on September 29, 2017, respectively. The Brazilian Antitrust Authority (CADE) approved without restrictions the acquisition of IENNE by the Company.

The purchase price paid to Isolux and Cymi for the 50% and 25% equity interests were R$68,460 and R$32,703, respectively.

As a result of the transaction, the Company became the holder of 100% of IENNE operations after the approval of the regulatory body, which occurred on September 29, 2017, and the acquisition was completed on October 5, 2017, according to material fact notice disclosed on that date.

The fair value of assets acquired and liabilities assumed was determined independent appraisals as follows:

Assets and liabilities at fair value

Accounts receivables (concession asset) (*)	534,837
Restricted cash	16,041
Other current assets	2,687

553,565

Borrowings and financing	195,224
Other current liabilities	4,545
Deferred income tax and social contribution	70,569
Deferred PIS and Cofins	70,158

340,496

Net assets	213,069

(*) Reflects the difference between the value in use and the fair value, supported by an independent appraisal report. The Company’s investments are stated at their recoverable value, which, according to IAS 36, is represented by the higher of the fair value and value and use.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

This acquisition of equity interest originated the following accounting impacts as at December 31, 2017:

R$ thousand

Assets and liabilities at fair value	213,069

Additional interest acquired	75%

159,802

Amount paid	(101,163)

Gain bargain purchase	58,639

The Company remeasured its former 25% equity interest in IENNE at fair value, as shown below:

R$ thousand

Book value of previously (25%)	106,864
Fair value of held interest (25%)	53,267

Loss of acquisition of control of IENNE	(53,597)

This transaction resulted in the recorded in recognition of a gain on bargain purchase of R$5,042. “Other operating income (expenses)”, net of deferred income tax and social contribution, amounts to R$3,328.

As a result of this operation, the balance of the Company’s investment in IENNE has reflected the fair value of the assets and liabilities, which differs from the book value of IENNE’s net assets.

(ii)                      Jointly-controlled subsidiaries

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

Forquilhinha substation, Jorge Lacerda B - Siderópolis transmission line and Joinville Norte - Curitiba transmission line (Service Concession Agreement No. 016/2008) became operational on October 10, 2011, August 21, 2012, and August 10, 2015, respectively.

Interligação Elétrica do Madeira S.A. (IEMadeira)

IEMadeira was incorporated on December 18, 2008 for the purpose of exploring the public electric power transmission service, particularly the transmission lines and substations purchased in Lots D and F of ANEEL Auction No. 007/2008.

The Porto Velho - Araraquara transmission line (Concession Agreement No. 013/2009) became operational on August 1, 2013. The Inverter and Rectifier stations (Service Concession Arrangement No. 015/2009) became

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

operational on a provisional basis on May 12, 2014. The full commercial operations and the issuance by ONS of the Final Release Instrument are expected to occur by the end of 2018 (note 1.2).

On June 30, 2017, Eletrobras’ Board of Directors approved the transfer of equity interests in IEMadeira held by Companhia Hidroelétrica do São Francisco (Chesf) and Furnas Centrais Elétricas S.A. para Eletrobras Holding. The actual transfer of equity interests is contingent on obtaining regulatory authorization or authorization of financing agents.

Interligação Elétrica Garanhuns S.A. (IEGaranhuns)

IEGaranhuns was incorporated on October 7, 2011 and operates the public electric power transmission service, particularly the transmission lines and substations purchased in Lot L of ANEEL Auction No. 004/2011.

Luiz Gonzaga-Garanhuns (AL-PE), Garanhuns-Pau Ferro (PE), Garanhuns-Campina Grande III (PE-PB) and Garanhuns-Angelim I (PE) transmission lines, as well as Garanhuns (PE) and Pau Ferro (PE) substations became operational substantially in December 2015 and are complete since March 2016.

Interligação Elétrica Paraguaçu S.A. (Paraguaçu)

On October 28, 2016, through ANEEL Auction No. 013/2015, at a public session held at B3 S.A., the Company won Lot 3 through consortium Columbia with TAESA (Transmissora Aliança de Energia Elétrica S.A.). Consortium Columbia is composed by the Company (50%) and TAESA (50%).

The breakdown of Lot 3 is as follows:

Lot	Description	Offered RAP (R$)	Estimated investments ANEEL (R$)	Term (months)	CTEEP’s equity interest

3	TL 500 kV Poções III - Padre Paraíso 2 C2, with 338 km;	106,613	505,595	60	50%

Commercial operations are expected to start within 60 months as of the execution of the concession agreement, which occurred on February 10, 2017.

Interligação Elétrica Aimorés S.A. (Aimorés)

On October 28, 2016, through ANEEL Auction No. 013/2015, at a public session held at B3 S.A., the Company won Lot 4 through consortium Columbia with TAESA (Transmissora Aliança de Energia Elétrica S.A.). Consortium Columbia is composed by the Company (50%) and TAESA (50%).

The breakdown of Lot 4 is as follows:

Lot	Description	Offered RAP (R$)	Estimated investments ANEEL (R$)	Term (months)	CTEEP’s equity interest

4	TL 500 kV Padre Paraíso 2 - Governador Valadares 6 C2, with 208 km;	71,425	341,118	60	50%

Commercial operations are expected to start within 60 months as of the execution of the concession agreement, which occurred on February 10, 2017.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

Elétricas Reunidas do Brasil S.A. (ERB1)

On April 24, 2017, through ANEEL Auction No. 005/2016, at a public session held at B3 S.A., the Company won Lot 1 through consortium Columbia with TAESA (Transmissora Aliança de Energia Elétrica S.A.). Consortium Columbia is composed by the Company (50%) and TAESA (50%).

The breakdown of Lot 1 is as follows:

Lot	Description	Offered RAP (R$)	Estimated investments ANEEL (R$)	Term (months)	CTEEP’s equity interest

1	LT 525 kV Guaíra - Sarandi - CD, C1 and C2, with 266.3 km; LT 525 kV Foz do Iguaçu - Guaíra - CD, C1 and C2, with 173 km;	263,317	1,936,474	60	50%

Commercial operations are expected to start within 60 months as of the execution of the concession agreement, which occurred on August 11, 2017.

12                        Property, plant and equipment

Refers mainly to chattels used by the Company and not related to the concession arrangement.

	2017			2016	2015 (unaudited)	Average annual depreciation rates - %
	Cost	Accumulated depreciation	Net	Net	Net	-%

Land	2,060	—	2,060	2,060	2,060	—
Machinery and equipment	5,362	(1,929)	3,433	3,637	3,481	6.35%
Furniture and fixtures	7,536	(5,655)	1,881	2,009	1,913	6.24%
IT equipment	14,841	(10,004)	4,837	6,405	3,544	16.66%
Vehicles	10,492	(3,477)	7,015	8,536	9,838	14.18%
Leasehold improvements	1,161	(135)	1,026	—	—	27.91%
Other	3,567	(940)	2,627	2,810	2,358	4.0%

	45,019	(22,140)	22,879	25,457	23,194

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

Changes in property, plant and equipment are as follows:

	2014 (unaudited)	Additions	Depreciation	Write-offs/ Transfers	2015 (unaudited)

Land	2,060	—	—	—	2,060
Machinery and equipment	1,187	328	(214)	2,180	3,481
Furniture and fixtures	2,120	—	(303)	96	1,913
IT equipment	4,938	370	(2,121)	357	3,544
Vehicles	10,854	—	(528)	(488)	9,838
Others	3,394	1,486	(2)	(2,520)	2,358

	24,553	2,184	(3,168)	(375)	23,194

	Balances in 2015 (unaudited)	Additions	Depreciation	Write-offs/ Transfers	Balances in 2016

Land	2,060	—	—	—	2,060
Machinery and equipment	3,481	441	(280)	(5)	3,637
Furniture and fixtures	1,913	427	(305)	(26)	2,009
IT equipment	3,544	4,205	(1,340)	(4)	6,405
Company cars	9,838	208	(1,509)	(1)	8,536
Other	2,358	486	(2)	(32)	2,810

	23,194	5,767	(3,436)	(68)	25,457

	Balances in 2016	Additions	Depreciation	Write-offs/ Transfers	Balances in 2017

Land	2,060	—	—	—	2,060
Machinery and equipment	3,637	125	(286)	(43)	3,433
Furniture and fixtures	2,009	199	(294)	(33)	1,881
IT equipment	6,405	—	(1,568)	—	4,837
Company cars	8,536	—	(1,488)	(33)	7,015
Leasehold improvements	—	1,161	(135)	—	1,026
Other	2,810	68	(1)	(250)	2,627

	25,457	1,553	(3,772)	(359)	22,879

13                        Intangible assets

The intangible represents mostly expenditures related to upgrading ERP-SAP and software license, amortized on a straight-line basis over 5 years.

The amount of R$18.884 refers to concession assets, determined according to a report prepared by an independent firm (note 11), generated on the acquisition of subsidiary Evrecy, whose economic basis is the expected earnings during the effective concession agreement term. The concession asset is amortized over the subsidiary concession agreement, which matures on July 17, 2025, as determined by IAS 27 Consolidated and Separate Financial Statements.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

Changes in intangible assets:

Balances in 2014 (unaudited)	56,022

Additions	1,335
Amortization	(7,848)

Balance in 2015 (unaudited)	49,509

Additions	5,721
Write-offs	(5,272)
Amortization	(8,115)

Balance in 2016	41,843

Additions	4,039
Write-offs	(151)
Amortization	(8,369)

Balance in 2017	37,362

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

14                        Loans and financing

Loans and financing are broken down as follows:

Local currency
Local currency	Index / Interest rate	Internal Rate of Return - IRR p.a.	Maturity	2017	2016	2015 (unaudited)

BNDES (a) (i)	TJLP + 1.8% p.a.	10.2%	03.15.2029	214,231	231,010	246,316
BNDES (a) (i)	3.5% p.a.	4.8%	01.15.2024	61,926	72,291	82,538
BNDES (a) (i)	TJLP	8.7%	03.15.2029	9	1,918	—
BNDES (a) (ii)	TJLP+2.6% p.a.	6.0%	03.15.2032	155,607	—	—
BNDES (a) (iii)	TJLP + 2.1% p.a.	8.9%	02.15.2028	5,526	6,005	6,451
BNDES (a) (iii)	3.5% p.a.	3.8%	04.15.2023	9,660	11,471	13,282
BNDES (a) (iv)	TJLP + 2.6% p.a.	9.4%	05.15.2026	30,589	33,965	37,132
BNDES (a) (iv)	5.5% p.a.	5.8%	01.15.2021	30,993	41,043	51,092
BNDES (a) (v)	TJLP + 1.9% p.a.	8.6%	05.15.2026	32,142	35,577	38,796
BNDES (a) (v)	TJLP + 1.5% p.a.	8.3%	05.15.2026	27,776	30,743	33,525
BNDES (a) (vi)	TJLP + 2.4% p.a.	9.0%	04.15.2023	27,908	32,786	37,425
BNDES / Finame PSI	4.0% p.a.	4.1%	08.15.2018	51	128	204
BNDES / Finame PSI (b)	6.0% p.a.	6.0%	11.18.2019	4,418	6,723	9,029
Eletrobras	8.0% p.a.	8.0%	11.15.2021	111	154	196
BNB (c)	10.0% p.a.	10.0%	05.19.2030	182,674	—	—
Secured account (d)	CDI + 0.56% p.m.	20.13%	01.16.2018	9,348	—	—
Finance leaseagreements				134	337	323

Total amount in local currency				793,103	504,151	556,309

Foreign currency
Law No. 4131 _BTMU (e)	Forex + Libor 3M + 0.28% p.a.+IR (Swap for 101.40% CDI)	7.8%	07.17.2018	166,026	—	—

Total amount in local and foreign currencies				959,129	504,151	556,309

Current				268,588	71,679	71,070

Non-current				690,541	432,472	485,239

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(a)                                BNDES

(i)                 Agreement 13.2.1344.1

On December 23, 2013, CTEEP entered into a loan agreement with the Brazilian Development Bank (BNDES), as amended on December 30, 2014, to borrow R$391,307, R$284,136 of which at the cost of TJLP + 1.80% p.a., R$1,940 at the cost of TJLP, and R$105,231 at the cost of 3.50% p.a. This loan is intended for implementation of the Multiannual Investment Plan relating to the period 2012-2015, comprising construction works referring for modernization of the electric power transmission system, system improvements, reinforcement and implementation of new systems, as well as implementation of social investments within the community. The amounts of R$124,124, R$26,900, R$89,000, R$30,000, R$73,877, R$660 and RS$1,253 were released on January 29, June 26, and December 26, 2014, on April 14 and December 18, 2015, and on June 21 and December 9, 2016, respectively.

Interest is charged on a quarterly basis and then monthly as of April 2015. The principal of this debt will be amortized in 168 equal and consecutive monthly installments beginning in April 2015. The Company offered bank surety to guarantee the loan.

For 2017, the agreement has the following maximum financial indicators, calculated on an annual basis: Net debt/Adjusted EBITDA < 3.5 and Net Debt / (Net Debt + Equity) < 0.6.

For calculation and evidence of said ratios, the Company consolidates all subsidiaries and jointly-controlled subsidiaries (proportionally to the interest held), provided it holds interest equal to or higher than 10%.

(ii)             Agreement 17.2.0291.2

On August 08, 2017, CTEEP signed a loan agreement with National Social and Economic Development Bank (“BNDES”), in the amount of R$272,521, of which R$271,161 at the cost of TJLP + 2.62% p.a., and R$1,360 at the cost of TJLP. The funds are intended to finance purchases of machinery and equipment in Brazil and other items necessary to execute the Pluriannual Investment Plan for 2016 and 2017 as well as to social investments not covered by environmental permits and/or social and environmental programs under the projects. The first release was on August 29, 2017, in the amount of R$134,000, and the second release, on November 27, 2017 in the amount of R$18.000.

Interest is charged is monthly beginning in April 2018.  The principal of the debt is payable in up to 168 monthly, equal and consecutive installments, beginning in April 2018. As collateral, CTEEP provided part of its net operating revenue from electric power transmission services that correspond to, at least, 130% of the amount of the inflation adjusted debt balance of the agreement, including principal, interest and other accessories of the sub-loans under the agreement.

For 2017, the following maximum financial indicators, determined on an annual basis, should be met under the Agreement: Net Debt/Adjusted EBITDA < 3.5 and Net Debt/Net Debt + Equity < 0.6.

For purposes of calculating and showing that such ratios are reached, the Company consolidates all subsidiaries and jointly-controlled subsidiaries (proportionately to equity interests), provided that equity interest is equal or higher than 10%.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(iii)         Agreement 13.2.0650.1

On August 13, 2013, subsidiary Pinheiros entered into a loan agreement with BNDES of R$23,498. The funds are intended to finance the construction of the transmission lines and substations specified in Service Concession Arrangement No. 021/2011. Repayment is in 168 monthly installments from March 15, 2014 onwards. Over repayment and after giving the bank sureties, the Debt Coverage Ratio (ICSD) determined annually must be at least 1.3. Bank sureties were waived by BNDES on June 23, 2015.

(iv)     Agreement 10.2.2034.1

On December 30, 2010, subsidiary Pinheiros entered into a loan agreement with BNDES of R$119,886. The funds are intended to finance the construction of the transmission lines and substations specified in Service Concession Arrangements No. 012/2008, No. 015/2008 and 018/2008. Repayment is in 168 monthly installments from September 15, 2011 onwards. Over repayment and after giving the bank sureties, the Debt Coverage Ratio (ICSD) determined annually must be at least 1.3. Bank sureties were waived by BNDES on June 23, 2015.

(v)         Agreement 11.2.0842.1

On October 28, 2011, subsidiary Serra do Japi entered into a loan agreement with BNDES of R$93,373. The funds are intended to finance the transmission lines and substations specified in the service concession arrangement. Repayment is in 168 monthly installments from June 15, 2012. Serra do Japi shall maintain, over repayment, a Debt Coverage Ratio (ICSD) of at least 1.2, determined annually, and over the entire financing period, the Equity Ratio (ICP), defined by the Equity to Total Assets ratio, equal to or higher than 20% of the project’s total investment. Bank sureties were waived by BNDES on September 5, 2014.

(vi)     Agreement 08.2.0770.1

On January 14, 2009, subsidiary IEMG entered into a loan agreement with BNDES of R$70,578. The funds are intended to finance approximately 50% of the Transmission Line (LT) between Neves 1 and Mesquita substations. Repayment is in 168 monthly installments from May 15, 2009. Bank sureties were waived by BNDES on March 15, 2011. Over repayment, the Debt Coverage Ratio (ICSD) determined annually must be at least 1.3.

(b)                                BNDES / Finame PSI

On November 4, 2014,  CTEEP entered into 18 loan agreements with Banco Santander totaling R$10,346, subject to interest of 6.0% p.a., using BNDES Finame PSI credit facility (BNDES Investment Support Program). This credit facility will finance machinery and equipment. The first release totaling R$10,096 was made by Santander to suppliers on December 30, 2014. The second release was made on January 21, 2015 and the last one on January 26, 2015.

(c)                                 BNB

On May 19, 2010, subsidiary IENNE obtained a financing from Banco do Nordeste do Brasil (BNB) in the amount of R$220,000 of which R$93,811(semiarid region) and R$126,189 (outside the semiarid region) both with a cost of 10% p.a. The credit was intended to implement a transmission line of 550KV, with 710 km of extension, from Colinas Substation to São João do Piauí Substation. Semi-arid releases occurred on July 20, July 30, September 03 and September 30, 2010, in the amounts of R$44,942, R$20,000, R$4,054 and R$24,815, respectively. Outside the semi-arid releases occurred on July 20, July 30, September 03 and September 30, 2010, in the amounts of R$25,440, R$20,000, R$55.646 and R$25,103, respectively.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

Interest is charged on a quarterly basis until May 2012 and monthly beginning in June 2012. The principal amount of the debt is payable on a monthly basis beginning in June 2012, with final maturity on May 19, 2030. On finance charges, a discount of 25% (semiarid) and 20% (outside the semiarid) will be applied for payments made on time. As collateral, IENNE formed a liquidity fund that shall be maintained throughout the financing transaction term. This fund is comprised of short-term investments held in a restricted account at BNB in the amount of R$16,321.

(d)                                Secured account

On July 23, 2012, subsidiary IENNE made a contract to open an overdraft account (Secured Account) with Banco do Brasil, which was amended on July 24, 2013, in the amount of R$20,000 at the CDI cost + Spread (defined quarterly by the bank). Interest was charged monthly. In January 2018, the overdraft account was fully settled.

(e)                                 Foreign currency (4131)

On July 13, 2017, the Company entered into a credit agreement with Bank Of Tokyo-Mitsubishi UFJ LTD, under Law No. 4131, of September 03, 1962, in the amount of USD50,000 subject to exchange rate changes (forex) + Libor 3M + 0.28% p.a + IR. Additionally, swap instruments were contracted.

The swap instrument contract from Banco de Tokyo-Mitsubishi UFJ Brazil considers a notional value of R$160,500 and an adjustment factor of 101.40% of CDI. The final maturity of the transaction is July 17, 2018. The effects of contracting this instrument are described in note 30.

The agreement requires that the following maximum financial indicators be reached on a quarterly basis for the duration of the contract: Dívida Líquida/EBITDA Ajustado < 3,5 e EBITDA Ajustado/Despesa com Juros Líquida > 2,0.

Costs recognized in financial transactions through December 31 totaled R$4,754. The balance of the remaining costs to be recognized after December 31, 2017 is R$3,701.

The non-current portion of loans and financing is as follows:

	2017	2016	2015 (unaudited)

2017	—	—	57,637
2018	—	57,984	57,481
2019	79,972	57,680	57,209
2020	78,554	55,512	55,091
2021	70,913	47,230	46,810
2022	70,836	46,463	46,042
2023	66,938	41,895	41,475
2024 to 2028	258,176	120,970	118,863
2029 to 2033	65,152	4,738	4,631

	690,541	432,472	485,239

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

Changes in loans and financing are as follows:

Balances in 2014 (unaudited)	572,630

Additions	103,877
Payment of principal	(120,211)
Payment of interest	(41,190)
Monetary adjustment loss	41,203

Balances in 2015 (unaudited)	556,309

Additions	2,137
Payment of principal	(58,045)
Payment of interest	(43,798)
Monetary adjustment loss	47,548

Balances in 2016	504,151

Additions	312,500
Payment of principal	(61,678)
Payment of interest	(48,004)
Business combination (*)	195,224
Monetary adjustment loss	56,936

Balances in 2017	959,129

(*) Amounts derived from the acquisition of IENNE (note 11).

CTEEP participate as intervening guarantor, to the limit of its interests in subsidiaries, jointly-controlled subsidiaries, in their financing agreements, as shown below.

Subsidiary	Equity interest in subsidiary	Bank	Debt type	Outstanding balance as at 12.31. 2017	Collaterals	Balance guaranteed by CTEEP	End of guarantee term
IEMG	100%	BNDES	FINEM	27,908	Pledge of shares	27,908	04.15.2023
Serra do Japi	100%	BNDES	FINEM	59,918	Pledge of shares	59,918	05.15.2026
Pinheiros	100%	BNDES	FINEM and PSI	15,186	Pledge of shares	15,186	02.15.2028
Pinheiros	100%	BNDES	FINEM and PSI	61,582	Pledge of shares	61,582	05.15.2026
IENNE	100%	Banco do Nordeste	FNE	182,674	Pledge of shares/Corporate	182,674	05.19.2030
IENNE	100%	Banco do Brasil	Secured account	9,348	None	9,348	—
IESul	50%	BNDES	FINEM and PSI	9,033	Pledge of shares	4,517	05.15.2025
IESul	50%	BNDES	FINEM and PSI	14,668	Pledge of shares	7,334	02.15.2028
IEMadeira		Banco da			Pledge of shares		07.10.2032
	51%	Amazônia	Bank Credit Note	304,993	Bank guarantee	155,546	06.30.2018
IEMadeira					Pledge of shares		02.15.2030
	51%	BNDES	FINEM e PSI	1,380,489	Bank guarantees	704,049	08.31.2018
IEMadeira	51%	Itaú/BES	Infrastructure debentures	508,079	Pledge of Shares/Corporate	259,120	03.18.2025
IEGaranhuns	51%	BNDES	FINEM e PSI	283,439	Pledge of shares	144,554	12.15.2028

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

In addition to the collaterals above, the financing agreements between the subsidiaries and jointly-controlled subsidiaries with BNDES/BASA require the creation and maintenance of a reserve account for the debt service in an amount equivalent to three to six times the last installment under the financing, including the portion of principal and interest, classified under restricted cash in the consolidated balance sheet in the amount of R$35,674. Whereas, BNB requires the creation of a liquidity fund that should be maintained for the duration of the financing agreement, represented by short-term investments held in an account with BNB in the amount of R$16,321.

The BNDES financing agreements and debentures of subsidiaries and jointly-controlled subsidiaries contain covenants that require the maintenance of financial indicators for the Debt Service Coverage Ratio (DSCR) as well as default clauses that provided for the acceleration of payment in case of failure to comply with the obligations under the agreements.

As at December 31, 2017, no acceleration of payment occurred relating to covenants under the agreements with the Parent, subsidiaries and jointly-controlled subsidiaries.

15                        Debentures

	Maturity	Number	Finance charges	IRR p.a.	2017	2016	2015 (unaudited)

2nd series (i)	12.15.2017	5,760	IPCA + 8.1% a.a.	14.2%	—	22,306	41,608
Single series CTEEP (ii)	12.26.2018	50,000	116.0% do CDI a.a.	14.1%	169,441	334,546	498,747
Single series CTEEP (iii)	07.15.2021	148,270	IPCA + 6.04%	9.2%	155,185	149,447	—
Single series CTEEP (iv)	02.15.2024	300,000	IPCA + 5.04%	8.0%	309,119	—	—
Single series CTEEP (v)	06.13.2020	350,000	105.65% do CDI a.a.	7.7%	350,114	—	—

					983,859	506,299	540,355

Current					182,852	192,368	180,782

Non-current					801,007	313,931	359,573

(i)                         In December 2009, the Company issued 54,860 debentures in two series, totaling R$548,600. The first series was settled in December 2014. For the 2nd series, the first maturity occurred on June 15, 2014 and the second maturity occurred on December 15, 2016. The last maturity occurred on December 15, 2017; and compensation was paid on June 15, 2011, 2012, 2013, 2014, 2015 and 2016 and December 15, 2017.

The financial indicators established in the indenture are Net Debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Finance income (costs) > 3.0 calculated quarterly.

(ii)                      In December 2013, the Company issued 50,000 single series debentures, to a total amount of R$500,000. The maturity of the debentures will occur annually on December 26, 2016, 2017 and 2018, with remuneration paid semi-annually in June and December of each year, with the first installment paid on June 26, 2015 and the last installment due on December 26, 2018.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(iii)                   In August 2016, the Company issued 148,270 infrastructure debentures, in accordance with article 2 paragraph 1 of Law No. 12431/2001 in a single series, to a total amount of R$148,270 with the purpose of reimbursing contributions and investments in jointly-controlled entities IEMadeira and IEGaranhuns. The maturity of the debentures will occur on July 15, 2021 and the remuneration will be paid annually in July of each year, with the first installment due on July 15, 2017.

(iv)                  In March 2017, the Company issued 300,000 infrastructure debentures pursuant to article 2 paragraph 1 of Law No. 12431/2001 in a single series, to a total amount of R$300,000 with the purpose of future payment and/or reimbursement of spend, expenses or debt related to investments in enhancements and improvements to transmission facilities, including installation, replacement or renovation, in order to maintain adequate service delivery, reliability of the National Interconnected System (“SIN”), the lifetime of the equipment and/or connect new users. The maturity of the debentures shall occur on February 15, 2024 and the remuneration will be paid annually in February of each year, with the first installment due on February 15, 2018. The net amount received for the transaction (net of transactions) costs totals R$292,603. Costs will be amortized on a straight-line basis over the term of the operation.

The financial indicators established in the deed are Net Debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Finance income (costs) > 1.5 until the calculation made as at June 30, 2017 and beginning the calculation made as at September 30, 2017, > 2.00.

(v)                       In December 2017, the Company issued 350,000 debentures, in a single series, in the total amount of R$350,000, exclusively for working capital purposes and to extend the financial liabilities. Debentures will mature on June 13, 2020 and yield will be paid on a semi-annual basis in June and December of each year, the first installment falling due on June 13, 2018. Issuance costs on the transaction amounts to R$349,222 and will be amortized on a straight-line basis over the operation term.

The financial indicators established in the deed are Net Debt/Adjusted EBITDA < 3.5 and Adjusted EBITDA/Finance income (costs) > 2.0.

All requirements and covenants set out in the agreements are being properly met and satisfied by the Company and its subsidiaries through the reporting date.

Issuance costs recognized as financial expenses transactions through December 31 totaled R$15,877. The balance of the remaining costs to be recognized after December 31, 2017 is R$10,628.

The noncurrent portion of installments matures as follows:

	2017	2016	2015 (unaudited)

2017	—	—	193,621
2018	—	166,785	165,952
2020	349,493	—	—
2021	152,098	147,146	—
2024	299,416	—	—

	801,007	313,931	359,573

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

Changes in debentures are as follows:

Balances in 2014 (unaudited)	619,245

Payment of principal	(21,425)
Payment of interest	(149,440)
Monetary adjustment loss	91.975

Balances in 2015 (unaudited)	540,355

Addition	148,270
Payment of principal	(187,806)
Payment of interest	(86,057)
Monetary adjustment loss	91,537

Balances in 2016	506,299

Addition	650,000
Payment of principal	(188,445)
Payment of interest	(48,721)
Monetary adjustment loss	64,726

Balances in 2017	983,859

16                        Taxes and contributions

	2017	2016	2015 (unaudited)

Income tax	34,706	462	2,163
Social contribution tax	15,031	1,365	2,124
COFINS	26,583	10,911	8,500
PIS	5,337	2,114	1,702
INSS	477	5,494	5,107
ISS	2,972	2,779	3,182
FGTS	155	1,655	1,536
Taxes withheld at source (IRRF)	3,752	3,458	3,084
Others	1,489	1,815	1,019

	90,502	30,053	28,417

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

17                        Taxes in installments — Law No. 11941

17.1              Law No. 11941

On September 29, 2017, the Company opted to withdraw the Program for Payment of Taxes in installments and joined the Special Tax Debt Refinancing Program (PERT) to settle tax debts relating to PIS and Cofins contributions relating to 2007.

Changes in the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015 (unaudited)

Opening balance	137,397	143,097	147,011
Interest expense on taxes in installments	5,712	11,226	11,689
Payments made	(11,992)	(16,926)	(15,603)
Reversal due to withdrawal from Refis (Law No. 11941) and adhesion to PERT	(131,117)	—	—

	—	137,397	143,097

Current	—	17,540	16,200

Non-current	—	119,857	126,897

17.2              Special Tax Debt Refinancing Program — PERT — MP No 783/17

The Company joined the Special Tax Debt Refinancing Program (“PERT”), established by Provisional Act No. 783, of May 31, 2017, for: (i) debts related to the installment payment of Law No. 11941, and (ii) the administrative proceeding discussing tax loss carryforwards for 2002.

The Company opted for the 20% cash payment of the consolidated debt in five consecutive monthly installments maturing from August to December 2017. The remaining balance will be fully paid in January 2018, in a single installment, with a 90% reduction of default interest and 50% reduction of late payment fines. The Company awaits the consolidation of the debt by the Brazilian Federal Revenue Service.

The Company’s adhesion to PERT generated a reduction in interest and fine in the amount of R$53,759, with a gain being recorded in Finance income. As at December 31, 2017, the balance payable is as follows:

2017

Debt (Law No. 11941)	131,117
Debt — Administrative proceeding IRPJ/CSLL	5,876
Reduction of interest and charges	(53,759)
Inflation adjustment after adhesion to PERT	1,665
Payments made	(26,902)

Current liabilities	57,997

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

18                        Deferred PIS and COFINS

	2017	2016	2015 (unaudited)

PIS	204,328	176,483	26,570
COFINS	943,053	812,962	122,452

	1,147,381	989,445	149,022

The deferral of PIS and Cofins is related to revenues from infrastructure implementation and remuneration for the concession assets calculated on the financial assets and recorded according to the accrual period. Payments are made on a monthly basis, as provided for in Law No. 12973/14.

19                        Regulatory charges

	2017	2016	2015 (unaudited)

Research & Development - R&D (i)	51,171	41,492	42,356
Global Reversion Reserve — RGR (ii)	1,703	1,600	7,730
Energy Development Account - CDE (iii)	15,954	1,109	1,157
Alternative Sources of Electric Energy Program (PROINFA)	1,632	1,059	1,772
Inspection fee - ANEEL	340	—	—

	70,800	45,260	53,015

Current	16,550	12,751	21,821

Non-current	54,250	32,509	31,194

(i)             CTEEP recognizes obligations related to amounts already billed in rates (1% of Net Operating Revenue), applied in the Research and Development (R&D) Program, updated monthly as of the second month after its recognition until the moment of its effective realization, based on the SELIC rate, according to ANEEL Resolutions 300/2008 and 316/2008. Pursuant to Official Letter No. 0003/2015 of May 18, 2015, R&D expenditures are recorded as assets and, upon completion of the project, are recognized as settlement of the obligation and subsequently submitted to ANEEL’s audit and final evaluation. The total investments in uncompleted projects until December 31, 2017 amounts to R$3,484 (R$4,206 on December 31, 2016) and (R$11,075 on December 31, 2015 (unaudited)).

(ii)          Pursuant to article 21 of Law No. 12783, of January 1, 2013, electric power transmission service utilities with the concession agreements extended pursuant to said Law were exempt from paying the annual RGR quota.

(iii) CDE is a charge transmission companies are required to transfer immediately the amounts charged free consumers. The amount of R$11,223 refers to the CDE levied on amounts receivable from some agents who judicially challenge the balances invoiced from the Basic Network (note 7).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

20                                 Provisions

	2017	2016	2015 (unaudited)

Vacations, 13th salary and social charges	25,267	25,052	23,365
Profit sharing (PRL)	11,077	8,558	6,392
Contingencies (a)	121,553	153,035	189,612

	157,897	186,645	219,369

Current	36,344	33,610	29,757

Non-current	121,553	153,035	189,612

(a)                       Provision for risks

Lawsuits are assessed periodically and classified based on their likelihood of loss for the Company. Provisions are recognized for all lawsuits for which it is probable that an outflow of funds will be required to settle the obligation and a reliable estimate can be made.

Lawsuits assessed as probable loss are as follows:

	2017	2016	2015 (unaudited)

Labor (i)	98,679	118,537	164,528
Civil (ii)	4,235	16,343	14,302
Tax — Real Estate Tax (IPTU) (iii)	18,581	16,839	9,722
Social security - INSS (iv)	58	1,316	1,060

	121,553	153,035	189,612

(i)                          Labor

The Company is a defendant in labor claims seeking salary equalization, overtime, hazardous duty premium, among others. CTEEP has labor-related judicial deposits totalizing R$53,168 (R$53,913 on December 31, 2016 and R$54,695 on December 31, 2015 (unaudited)), as described in note 10.

(ii)                      Civil

The Company is a party to civil lawsuits relating to issues including real estate, indemnities, collections, annulment and class actions arising in the normal course of business, that is, operation and maintenance of transmission lines, substations and equipment under the power transmission concession agreements.

(iii)                  Tax — IPTU (property tax)

The Company recognizes a provision to cover debts to the municipal government of various municipalities in the State of São Paulo, relating to area regularization proceedings.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(iv)                   Social security - INSS

On August 10, 2001, CTEEP was issued a tax assessment by the National Institute of Social Security (INSS), which required the payment of social security contributions on additional compensations paid to employees, as meal allowance, breakfast and food staples, in the period from April 1999 to July 2001. Management started its defense of such proceeding and escrow deposits relating to such claim amount to R$1,375 (R$3,531 on December 31, 2016 and R$3,261 on December 31, 2015 (unaudited)), as mentioned in note 10.

(v)                       Changes in provisions for risks:

	Labor	Civil	Tax - IPTU	Social security - INSS	Total

December 31, 2014 (unaudited)	114,446	9,656	5,501	1,989	131,592

Writte off	76,885	6,009	5,584	—	88,478
Reversal/payment	(46,308)	(2,148)	(1,858)	(1,028)	(51,342)
Monetary Adjustment	19,505	785	495	99	20,884

Balances in 2015 (unaudited)	164,528	14,302	9,722	1,060	189,612

Recognition	79,921	11,945	1	195	92,062
Reversal/payment	(143,653)	(11,581)	(218)	(651)	(156,103)
Monetary Adjustment	17,741	1,677	7,334	712	27,464

Balances in 2016	118,537	16,343	16,839	1,316	153,035

Recognition	29,995	2,594	190	—	32,779
Reversal/payment	(65,744)	(15,512)	(32)	(1,312)	(82,600)
Monetary Adjustment	15,891	810	1,584	54	18,339

Balances in 2017	98,679	4,235	18,581	58	121,553

(b)                       Lawsuits whose likelihood of loss is assessed as possible

CTEEP parties to labor, civil, social security and tax lawsuits involving risks of loss which, based on the assessment of the legal counsel, Management classified as possible loss, in the estimated amount of R$839,890 on December 31, 2017 (R$744,627 on December 31, 2016 and R$484,363 on December 31, 2015 (unaudited)).

Classification	Quantity	Total

Labor	159	21,265
Civil	60	58,235
Social security	53	3,155
Civil — Annulment of merger of EPTE by CTEEP (i)	1	178,825
Civil - Ace Seguradora (ii)	1	13,456
Tax - Goodwill amortization (iii)	5	459,797
Tax - IRPJ and CSLL (iv)	—	—
Tax - CSLL tax loss carryforwards (v)	1	23,892
Tax - Other	248	81,265
Regulatory - Resolution authorizing reinforcements (vi)	—	—
Plan Law No. 4819/58 (note 33)	—	—

		839,890

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(i)                                    Annulment of merger of EPTE by CTEEP

Lawsuit whereby minority shareholders claim the annulment of EPTE’s merger by CTEEP ) or, in a subsidiary manner, the declaration of its right to withdrawal and determination of the payment of the share reimbursement value Currently in the execution phase, pending final assessment of the pre-enforcement exception.  The Company filed a cancellation claim and obtained an injunction conditioned to the possible raising of amounts by the filing party in order to submit a suitable surety.

(ii)                                Ace Seguradora

Lawsuit seeking the collection proposed by the Insurers of CESP (Companhia Energética de São Paulo), in view of CTEEP’s alleged responsibility for the accident occurring at Generating Unit No. 5 “UG-05” of the Três Irmãos UHE, which resulted in serious damage to its generator and transformer on June 21, 2013. The amount charged refers to the amount received by CESP from its insurers to a total of R$8.8 MM on July 27, 2015 for the repair of the generator and transformer allegedly damaged in the event. The Company awaits judgment at the lower court.

(iii)                            Tax - Goodwill amortization

Lawsuits arising from tax assessment notices issued by the Federal Revenue Service from 2013 to 2017 (period from 2008 to 2013), relating to the goodwill paid by ISA on the acquisition of CTEEP shareholding control (note 28 (a)). The 2008 case was judged at the higher court of the Administrative Board of Tax Appeals (CARF), which granted an unfavorable decision. The Company awaits the Ruling to decide if an administrative appeal or lawsuit will be filed. The 2009, 2010 and 2011 cases were granted a favorable decision at the lower CARF court and awaits judgment of the appeal filed by the other party. The 2012 case was granted an unfavorable decision and awaits analysis of the appeal. The 2013 still awaits the lower court’s decision.

The existence of CARF’s unfavorable decisions does not bind the other lawsuits awaiting judgment since CARF does not have a unanimous position on the matter, as unfavorable judgments were preceded by a deadlock, subsequently decided by the deciding vote of the President of the Panel/Chamber.

(iv)                             Tax - IRPJ and CSLL

Refers to the offset request filed by the Company in May 2003, related to IRPJ and CSLL tax loss carryforwards (FY 2002) offset against IRPJ and CSLL debts, determined in January-March 2003, which was partially granted. Awaiting judgment by CARF.  Lawsuit included in PERT Program (note 17.2). Awaiting debt consolidation by the Federal Revenue Service.

(v)                                Tax — CSLL tax loss carryforwards

Lawsuit arising from a tax assessment notice issued in 2007, in connection with the failure to confirm the CSLL tax loss carryforwards basis, arising from the partial spin-off of CESP. Pending judgment by the Administrative Tax Appeals Board (CARF).

(vi)                             Regulatory - Resolution authorizing reinforcements (REA)

Legal proceeding to annul REAs in order to ensure fair remuneration for the enhancements in transmission lines, with the purpose of ensuring that the prices determined by ANEEL are adjusted in relation to the market. Motion for appellate interlocutory relief partially granted, in the sense of ordering ANEEL to instate the administrative procedure to update the Reference Price Database, and to issue new Authorization Resolutions.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(c)                Lawsuits assessed as remote loss

(i)                                   Collection lawsuit of Eletrobras against Eletropaulo and EPTE

In 1989, Centrais Elétricas Brasileiras S.A. — Eletrobras filed an ordinary collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A. - “Eletropaulo”), relating to the balance of a financing agreement. Eletropaulo did not agree with the inflation adjustment criterion applied to the aforementioned financing agreement and deposited in court the amounts that it believed to be due. In 1999 a decision was handed down in connection with the aforementioned lawsuit, which sentenced Eletropaulo to pay the balance determined by Eletrobras.

Under Eletropaulo’s partial spin-off protocol, whose spin-off occurred on December 31, 1997 and which resulted in the establishment of EPTE and other companies, the obligations of any nature relating to the actions performed up to the spin-off date should be solely borne by Eletropaulo, except for the contingencies whose provisions were allocated to the merging companies. In the case under discussion, at the date of the partial spin-off, there was no allocation to the EPTE of a provision for any such purpose, and it was evident to the Management of CTEEP and its legal counsel that the responsibility for the aforementioned contingency should be solely borne by Eletropaulo.

At the spin-off date, there was only the transfer to EPTE’s assets of an escrow deposit in the historical amount of R$4.00 made in 1988 by Eletropaulo, relating to the amount that company believed to be payable to ELETROBRAS as a balance of the aforementioned financing agreement, and allocation in the EPTE’s liabilities of an amount equivalent to this balance.

Therefore, in view of Eletropaulo’s partial spin-off protocol, the EPTE would be the owner of the transferred asset and Eletropaulo would be responsible for the contingency relating to the amount claimed in courts by ELETROBRAS. In October 2001, ELETROBRAS executed the decision relating to the aforementioned financing agreement and charged R$429 million from Eletropaulo and R$49 million from EPTE, and believed that EPTE would make the payment of this portion using the adjusted funds of the aforementioned escrow deposit. CTEEP has merged EPTE on November 10, 2001, and became the successor of its obligations and rights.

On September 26, 2003, a decision handed down by the Court of Justice of the State of Rio de Janeiro was published and excluded Eletropaulo from the execution of the aforementioned decision. In light of the abovementioned facts, ELETROBRAS has filed on December 16, 2003 a special appeal to the Superior Court of Justice and a special appeal to the Superior Federal Court, to keep the aforementioned collection relating to Eletropaulo. Appeals similar to those of ELETROBRAS were filed by CTEEP.

On June 29, 2006, the Superior Court of Justice has approved the special appeal of CTEEP, in the sense of reversing the decision handed down by the Court of Justice of the State of Rio de Janeiro which excluded Eletropaulo as the defendant in the execution action filed by ELETROBRAS.

Due to the aforementioned approval by the Superior Court of Justice, on December 4, 2006, Eletropaulo has offered motions to clarify, according to the court decision published on April 16, 2007, as well as special and extraordinary appeals which upheld the decision handed down by the Superior Court of Justice, which was made final and unappealable on October 30, 2008. In view of these decisions that considered as unreasonable the Exception of Pre-Execution offered by Eletropaulo, the execution action brought by ELETROBRAS is in normal progress as originally proposed.

In December 2012, a decision that denied the taking of evidence by the parties completing the phase of proof for calculation of the award and declaring that Eletropaulo is liable for the award payment, deducting the amount deposited in courts relating to the consignment action.

Eletropaulo filed an appeal requesting the proceeding to return to the evidentiary hearing stage for expert evidence preparation. The expert report conclusion submitted in September 2015 is in line with the Company’s defense allegations. The Company, Eletropaulo and Eletrobras submitted their considerations on the expert report which

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

have not been analyzed yet. In 2016, Eletropaulo also submitted legal and accounting opinions supporting its position. The lawsuit awaits decision on the companies’ considerations and the conclusion of the evidentiary hearing stage.

In October 2017, Eletrobrás and Eletropaulo entered into an agreement and required the stay of the lawsuit for a possible mediation.

In addition to the expert report submitted in November 2017, the expert ratified his prior understanding in line with the Company’s defense allegations.

In March 2018, Eletropaulo disclosed a material fact notice informing the market that a settlement had been made with Eletrobras regarding the liability for paying the finance charges on the loan granted by Eletrobras to Eletropaulo.

In April 2018, a court decision ratified the settlement made between Eletrobras and Eletropaulo and excluded CTEEP from the dispute. The court decision also clarified that, in the event the obligations under the settlement are not fulfilled, Eletropaulo will be liable for paying the full remaining amount.

(ii)                                PIS and Cofins

The Company is a defendant to tax assessment notices relating to PIS and COFINS (taxes on revenue) for the period from 2003 to 2011, under the allegation that the Company would be required to pay PIS/COFINS on a cumulative basis. The Company paid PIS/COFINS on a cumulative basis until 2003.  With the changes introduced in legislation in October 2003, the general rule became paying PIS/COFINS on a noncumulative basis, except for revenues meeting four requirements:  i) agreements executed before October 2003, ii) with an effective term longer than one year, iii) at predetermined prices, iv) for purchases of goods or services. As SE revenue meets these requirements, and, also, following ANEEL’s instructions, the Company requested the offset of the amounts overpaid in the period the Company paid PIS and COFINS on a noncumulative basis and begun paying such taxes cumulatively on the portion of SE revenue.

Administrative proceedings being discussed at higher levels at the Administrative Board of Tax Appeals (CARF) (for 2003 to 2010) involve R$1,452.0 million. These cases are subject to lawsuits discussing the analysis of an expert report by CARF and an unfavorable decision to the Company was issued.  Currently, the Company awaits judgment of the appeal.

The inflation adjustment to the amount involved in 2011 lawsuit amounts to R$515.0 million, and awaits judgment by CARF’s lower level. Based on the Company’s legal counsel’s opinion, the likelihood of loss on these lawsuits was classified as remote, since there is already a favorable decision by the Superior Court of Justice (STJ) on the matter.

21                        Amounts payable - Funcesp

CTEEP sponsors retirement and survivors’ pension complementation and supplementation and health care plans managed by Funcesp, which, together with the administrative costs of the fund, amounts to R$2,056 on December 31, 2017 (R$5,495 on December 31, 2016 and R$6,144 on December 31,2015 (unaudited)), relating to monthly installments payable as contribution to the fund.

(a)                       Supplementary pension scheme (“Plan A”)

Governed by State Law 4819/58, applicable to employees hired through May 13, 1974, it offers retirement and survivors’ pension complementation benefits, premium license and family allowance. The funds necessary to cover the charges under such plan should be fully borne by the relevant bodies of the State Government of São Paulo (note 33).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(b)                       Retirement and pension plan - PSAP/CTEEP

PSAP/CTEEP includes the following subplans:

•            Proportional Supplemental Settled Benefit (BSPS) - (Plan “B”);

•            Defined benefit (BD) — (Plan “B1”);

•            Variable contribution (CV) - (Plan “B1”).

PSAP/CTEEP, governed by Supplementary Law No. 109/2001 and managed by Funcesp, is sponsored by the Company itself and offers retirement and survivors’ pension supplementation benefits, whose reserves are determined on a funded basis.

PSAP/CTEEP originated from the spin-off of PSAP/CESP B1 on September 1, 1999 and covers all participants transferred to the Company. On January 1, 2004, PSAP/EPTE was incorporated by PSAP/Transmissão, the name of which was changed from that date to PSAP/Transmissão Paulista and from December 1, 2014 changed to PSAP/CTEEP.

The sub-plan called “BSPS” relates to the Paid Supplementary Proportional Benefit arising from PSAP/CESP B (Retirement and Pension Supplementation Plan), transferred to this Plan on September 1, 1999, and to PSAP/Eletropaulo Alternativo, transferred to this Plan based on the consolidation of PSAP/EPTE on January 1, 2004 calculated on the dates of December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), in accordance with the current regulation, and its economic-financial actuarial balance is equated to the period.

The BD sub-plan defines contributions and joint responsibilities between the Company and Participants, which are levied on 70% of the Actual Contribution Salary of these employees in order to maintain their actuarial economic-financial balance. This sub-plan provides retirement annuity and death pension benefits to its employees, former employees and their beneficiaries in order to supplement the benefits provided by the official Social Security system.

The CV sub-plan defines voluntary contributions from Participants with limited compensation of the Company, levied on 30% of the Actual Contribution Salary of these employees in order to provide additional supplementation in the cases of retirement and death pension. On the date of receipt of the benefit, the Variable Contribution (CV) sub-plan may become a Defined Benefit (“BD”) if the annuity is chosen by the Participant as a form of receipt of this supplementation.

(i)                                                        Actuarial valuation

The actuarial valuation prepared by an independent actuary relating to the PSAP/CTEEP pension plans, sponsored by the Company, under the projected unit credit method.

At December 31, 2017, PSAP/CTEEP plan computed actuarial surplus of R$590,803. This surplus could not be recognized in accounting in view of CVM Resolution No. 695/2012, which determines that asset recognition is permitted only when the equity surplus represents a future economic benefit to the Company, which could not be proved as at December 31, 2017.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

The main financial and actuarial information is as follows:

	2017	2016	2015 (unaudited)

Amount recognized in the Company’s balance sheet
Defined benefit obligation	2,943,030	2,859,958	2,247,458
Fair value of plan assets	(3,533,832)	(3,428,206)	(3,043,161)

(Surplus)/ Deficit	(590,802)	(568,248)	(795,703)
Nonrecoverable surplus (effect of the asset limit)	590,802	568,248	795,703

Net liability / (asset)	—	—	—

Changes in nonrecoverable surplus
Nonrecoverable surplus at the end of prior year	568,247	795,703	569,609
Interest on Nonrecoverable surplus	62,621	93,026	65,562
Changes in Nonrecoverable surplus during the year	(40,066)	(320,481)	160,532

Nonrecoverable surplus at the end of year	590,802	568,248	795,703

Reconciliation of defined contribution obligations
Benefit definition obligation at the end of prior year	2,859,958	2,247,458	2,397,911
Cost of current service	10,725	7,688	—
Interest cost	304,661	273,240	261,002
Benefits paid by the plan	(203,622)	(193,501)	(169,312)
Participants’ contribution	816	1,658	3,098
Actuarial (gain)/loss	(29,508)	523,415	(245,241)

Benefit definition obligation at the end of year	2,943,030	2,859,958	2,247,458

Reconciliation of the fair value of plan assets
Fair value of the plan assets at the end of prior year	(3,428,206)	(3,043,161)	(2,967,520)
Expected return on investments	(367,334)	(373,954)	(326,564)
Employer’s contribution	(562)	(1,195)	(2,609)
Participants’ contribution	(816)	(1,658)	(3,098)
Benefits paid by the plan	203,622	193,501	169,312
(Gain)/Loss on return on investments	59,464	(201,739)	87,318

Fair value of the plan assets at the end of year	(3,533,832)	(3,428,206)	(3,043,161)

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

	2017	2016	2015 (unaudited)

Changes in other comprehensive income
Actuarial (gain)/loss	(29,508)	523,415	(245,241)
(Gain)/Loss on return on investments	59,464	(201,739)	87,318
Changes in nonrecoverable surplus during the year	(40,066)	(320,481)	160,532

Balance at end of year	(10,110)	1,195	2,609

Costs recognized in profit or loss
Cost of current service	10,725	7,688	—
Interest on defined benefit obligation	304,661	273,240	261,002
Interest / (yield) on fair value of plan assets	(367,334)	(373,954)	(326,564)
Interest on nonrecoverable surplus	62,621	93,026	65,562

Cost of defined benefit obligation on the Company’s profit or loss	10,673	—	—

Estimated costs for the subsequent year
Cost on defined benefit obligation	11,047	10,673	—

Estimated value for the subsequent year	11,047	10,673	—

Sensitivity analysis for assumptions adopted
Defined benefit obligation (interest rate - 100 base points)	3,294,675	3,197,741	2,489,027
Defined benefit obligation (interest rate + 100 base points)	2,651,104	2,576,436	2,043,392

Expected cash flows for the subsequent year and Duration of the commitment
Expected employer’s contribution	363	433	2,752
Total estimated benefit payments under the plan:
Year 1	194,544	190,679	161,215
Year 2	204,605	203,110	169,297
Year 3	217,788	215,315	181,081
Year 4	231,403	230,642	192,358
Year 5	242,938	246,578	207,942
Next 5 years	1,397,077	1,448,977	1,259,673

Duration of commitments under the plan	11.2 years	11.1 years	11.1 years

Breakdown of investments portfolio (in %)
Fixed income	79.90%	86.80%	85.50%
Floating income	13.40%	7.80%	8.90%
Structured investments	3.40%	1.50%	—
Foreign investments	1.30%	1.80%	3.30%
Properties	1.20%	1.20%	1.40%
Operations with participants	0.80%	0.90%	0.90%

	100.00%	100.00%	100.00%

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

	2017	2016	2015 (unaudited)

Breakdown of investments portfolio
Fixed income	2,823,532	2,975,683	2,601,903
Floating income	473,534	267,400	270,841
Structured investments	120,150	51,423	—
Foreign investments	45,940	61,708	100,424
Properties	42,406	41,138	42,604
Operations with participants	28,271	30,854	27,389

	3,533,833	3,428,206	3,043,161

Main financial and actuarial assumptions
Discount rate	10.12% p.a.	11.02% p.a.	12.61%a.a.
Salary increase rate	2.00% p.a.	2.00% p.a.	2.00% a.a.
Rate of adjustment to benefits granted on a continuing basis	4.50% p.a.	5.00% p.a.	5.00% a.a.
General mortality table	AT-2000(M/F)	AT-2000(M/F)	AT-2000(M/F)
Disability table	Light-Fraca	Light-Fraca	Light-Fraca
Disability mortality table	AT-1949	AT-1949	AT-1949
Turnover	Exp.Funcesp	Exp.Funcesp	Exp.Funcesp

Demographic data
Number of active participants	1,375	1,360	1,375
Number of affiliates	124	137	144
Number of assisted beneficiaries	2,496	2,424	2,352

22                        General Reversal Reserve (RGR)

The balance of R$24,053 in 2017, 2016 and 2015 refers to funds arising from the reversion reserve, amortization and portion retained at CTEEP of the monthly shares of the Global Reversal Reserve (RGR), related to investments of funds for expansion of the public electric power service and repayment of loans for the same purpose, up to December 31, 1971. Annually, according to the ANEEL order, interest of 5% is charged on the value of the reserve, with monthly settlement. Under article 27 of Decree No. 9022, of March 31, 2017, electric power concessionaires shall amortize fully the RGR debits beginning January 2018 to December 2026.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

23                        Equity

(a)                       Capital

The authorized capital amounts on December 31, 2017, 2016 and 2015 is R$5,000,000, R$2,500,000 and R$2,300,000, respectively of which, R$1,957,386, R$978,693 and R$971,523 refers to common shares and R$3,042,614, R$1,521,307 and R$1,328,477 refers to preferred shares, respectively, all of which are registered shares with no par value.

The subscribed and paid-in capital in 2017 and 2016 totalized R$3,590,020 and R$2,372,437, respectively. In 2015 (unaudited) it was represented the same amount of R$2,215,291 and is represented by common shares and preferred shares, as follows:

	2017	R$ thousands	2016	R$ thousands	2015	R$ thousands

Common shares	64,484,433	1,405,410	64,484,433	928,755	64,484,433	885,851
Preferred shares	100,236,393	2,184,610	100,236,393	1,443,682	96,775,022	1,329,440

	164,720,826	3,590,020	164,720,826	2,372,437	161,259,455	2,215,291

Common shares entitle their holders the right to one vote at the resolutions of general meetings.

Preferred shares are not entitled to vote; however, they have priority in the refund of capital and payment of dividends corresponding to this class of shares.

The Extraordinary Shareholders’ Meeting held on December 18, 2017 approved a capital increase of R$1,217,583 through absorption of the capital reserve. However, of this amount, R$666 from the “reserve of funds intended for capital increase”, originated from the spin-off of CESP, completed in 1999, was used. Accordingly, in such transaction, the increase amount of R$1,217,583 was paid up with R$1,216,917 from the capital reserve and R$666 from the reserve of funds intended for capital increase.   This capital increase was recorded in the financial statements for the year ended December 31, 2017 based on this condition, which will be ratified by the General Shareholders Meeting to be held in 2018, when they will be submitted for approval.

(b)                       Dividends and interest on capital

In 2016, the Board of Directors resolved to distribute interim dividends as follows:

The total dividends paid in 2016 was R$109,710.

In 2017, the Board of Directors resolved to distribute interim dividends as follows:

Board	Interim dividends
meeting date	Total	Per share	Payment

05.25.2015	110,765	0.686875	06.08.2015
11.24.2015	224,100	1.389686	12.07.2015
06.16.2016	110,000	0.667797	06.30.2016
11.29.2016	137,500	0.834746	01.20.2017
05.29.2017	135,000	0.819569	06.13.2017
11.13.2017	365,400	2.218299	11.21.2017
	1,082,765	6,616972

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

The total dividends paid through December 31, 2017 is R$636,118, and the respective resolutions were made in 2016 and 2017.

The amount of R$3,112 refers to forfeited dividends from previous years.

The Company’s bylaws establish that the allocation of profit for the year in the following order: (i) recognition of the legal reserve; (ii) balance, payment of dividends attributed to preferred and common shares, at the higher value between R$218,461and R$140,541, respectively, and 25% of profit for the year; (iii) of balance, up to 20% of profit for recognition of the statutory reserve.

	2017	2016	2015 (unaudited)

Net income for the year	1,365,512	4,932,312	504,430
Legal reserve	(68,275)	(196,234)	(25,222)
Realization of the special unrealized earnings reserve	582,631	—	—
Unclaimed dividends and interest on equity	1,215	—	1,595

Dividend calculation base	1,881,083	4,736,078	480,803

Interim dividends paid	(500,400)	(247,500)	(334,865)
Statutory reserve	(259,447)	(15,715)	(29,623)
Retained profits reserve	—	(148,639)	(116,315)
Special income reserve	(1,036,543)	(4,324,224)	—

Allocation to proposed additional dividends	84,693	—	—

(c)                        Capital reserves

	2017	2016	2015 (unaudited)

Investment grants - CRC (i)	78	426,710	426,710
Remuneration of construction in progress (ii)	—	633,053	633,053
Donations and investment grants (iii)	—	150,489	150,489
Tax incentives — FINAM (iii)	—	6,743	6,743
Special goodwill reserve on merger (Note 28)	588	588	60,361

	666	1,217,583	1,277,356

(i)                          Investment grants - CRC

The Recoverable Rate Deficit (“CRC”) was established by Decree No. 41.019/1957 and by Law No. 5655/1971 to remunerate electric power utilities for certain investments made thereby. Law No. 8631/1993 terminated CRC and, subsequently, Law No. 8724/1993 established that CRC credit would be recorded in equity as an investment grant to the “Capital Reserve” account.

CTEEP elected to maintain the balance as at December 31, 2007 relating to the CRC, as well as other donations and investment grants recorded as capital reserve in equity. As at December 31, 2017, the amount of R$426,232 of this reserve was converted into capital increase, as resolved by the Extraordinary General Meeting held on December 18, 2017.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(ii)                      Compensation for constructions in progress

Refers to credits arising from the capitalization of the compensation calculated on own capital used during the construction of fixed assets, applied to constructions in progress and which can only be used for purposes of capital increase, made through 1998. As at December 31, 2017, the balance of this reserve was converted into capital increase, as resolved by the Extraordinary General Meeting held on December 18, 2017.

(iii)                            Donations and investment grants/ Tax incentives — FINAM

In December 31, 2017, the balances of these reserves were converted into capital increase, as resolved by the Extraordinary General Meeting held on December 18, 2017.

(d)                       Income reserves

	2017	2016	2015 (unaudited)

Legal reserve (i)	542,763	474,488	278,254
Statutory reserve (ii)	496,691	237,244	221,529
Retained profits reserve (iii)	1,491,748	1,491,748	1,343,109
Special income reserve (iv)	4,778,136	4,324,224	—

	7,309,338	6,527,704	1,842,892

(i)                          Legal reserve

Recognized as 5% of profit for the year, before any allocation, up to 20% of capital.

(ii)                      Statutory reserve

The Company’s bylaws provide for the recognition of reserve for investment in expansion of activities of up to 20% of profit for the year, limited to the balance after deducting the legal reserve and mandatory minimum dividends, whose amount may not exceed the capital amount.

(iii)                  Earnings retention reserve

Management proposes to maintain in equity prior years’ retained earnings, in a retained earnings reserve, which is intended to meet the capital budget approved at the General Shareholders’ Meeting in the respective periods.

(iv)                   Unrealized special earnings reserve

Management, considering that the impacts of amounts receivable from SE (note 7), adjustments from the application of IFRIC 12 and share of profit (loss) of investees, are not included in the realized portion of profit for the year, proposes the allocation of earnings from these operations to the unrealized special earnings reserve, whose realization period occurs after the end of the subsequent fiscal year. Allocation in this reserve is made to reflect the fact that the financial realization of earnings from these operations will occur in future years. Once realized, in case the reserve is not absorbed by subsequent losses, the company will allocate its balance under Article 19 of CVM Instruction 247/1996 for capital increase, distribution of dividends or recognition of other earnings reserves, considering Management´s proposals to be made on a timely basis.

In 2017, the realization of part of this reserve balance, which, according to its source was considered effective, in view of the respective approaches and estimates of financial realization in the amount of R$582,631.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

(e)                        Earnings per share

Basic earnings or loss per share are calculated through the Company’s profit or loss, based on the weighted average number of common and preferred shares outstanding in the respective period. Diluted earnings or loss per share is calculated by obtaining such average number of outstanding shares, adjusted by instruments potentially convertible into shares. In this case, the Company considered shares that may be issued through capitalization of the special goodwill reserve on merger in favor of the controlling shareholder.

As prescribed in CVM Instruction No. 319, to the extent that the tax benefit of the special goodwill reserve on merger is realized, included in the Company’s equity, this benefit can be capitalized on behalf of the Parent, and other shareholders shall have an interest in such capital increase, so as to maintain its ownership interest in the Company.

Those shares issued based on this realization will be considered as dilutive for purposes of calculation of the Company’s earnings or loss per share, based on the assumption that all issuance conditions have been met. In 2017 and 2016, the share issuance conditions relating to goodwill amortization were satisfied.

The table below shows the profit or loss and share data used to calculate basic and diluted earnings per share:

	2017	2016	2015 (unaudited)
Basic and diluted earnings per share

Net income - R$ thousand	1,365,512	4,932,312	504,430

Weighted average number of shares
Common shares	64,484,433	64,484,433	64,484,433
Preferred shares	100,236,393	98,785,462	96,775,022

	164,720,826	163,269,895	161,259,455

Adjusted weighted average number of shares
Common shares	64,493,613	65,035,958	65,975,801
Preferred shares	100,244,531	99,301,051	98,231,290

	164,738,144	164,337,009	164,207,091

Basic earnings per share	8,28985	30,20956	3,12807

Diluted earnings per share	8,28898	30,01340	3,07192

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

24                        Net operating revenue

24.1              Breakdown of net operating revenue

	2017	2016	2015 (unaudited)

Gross revenue
Infrastructure (a) (note 7)	247,126	171,902	278,685
Operation and maintenance (a) (Note 7)	880,901	835,786	829,551
Remuneration of concession assets - RBSE (b) (note 7)	1,495,791	7,318,492	311,647
Compensation from concession assets (b) (note 7)	400,615	424,756	—
Rent	18,757	14,581	17,063
Provision of services	7,312	8,819	5,125

Total gross revenue	3,050,502	8,774,336	1,442,071

Taxes on revenues
COFINS	(220,583)	(770,587)	(97,127)
PIS	(47,930)	(167,295)	(21,086)
ICMS	(85)	—	—
ISS	(529)	(427)	(428)

	(269,127)	(938,309)	(118,641)
Regulatory charges
Energy Development Account (CDE)	(34,605)	(16,057)	(11,541)
Global Reversal Reserve (RGR)	(4,662)	(3,621)	(3,713)
Research and Development (R&D)	(17,246)	(9,618)	(8,438)
Purchase of Energy from Independent Producers (PROINFA)	(16,605)	(17,491)	(12,608)
Electric Power Services Inspection Fee	(7,064)	(3,624)	—

	(80,182)	(50,411)	(36,300)

	2,701,193	7,785,616	1,287,130

(a)                       Infrastructure implementation and operation and maintenance services

Revenue from infrastructure implementation for provision of electric power transmission services under a service concession agreement is recognized as costs are incurred. Revenue from operation and maintenance services is recognized in the period in which the services are provided by the Company, as well as the adjustment portion (24.3). When the Company provides more than one service under a concession agreement, the consideration received is allocated based on the fair values of the services delivered

(b)                       Compensation from concession assets

Interest income is recognized at the effective interest rate on the outstanding principal. The effective interest rate is the rate that exactly equals the estimated future cash receipts during the estimated useful life of the financial asset to the initial carrying amount of this asset.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

24.2              Periodic revision of the Annual Permitted Revenue (RAP)

Under concession agreements, at every four and/or five years, after the agreement execution date, ANEEL can will periodically revise the electric power transmission RAP to promote tariff efficiency and moderation.

In 2013, the Company began to recognize revenues and costs of implementing the infrastructure for improvements to the electric power facilities, which will be considered on the basis of the next periodic rate revision, as set forth in ANEEL’s order No. 4,413 of December 27, 2013 and Normative Resolution No. 443 of July 26, 2011, as amended by Normative Resolution No. 463 of December 16, 2014.

The tendered revenue associated with the Concession Agreement No. 143/2001 of subsidiary Serra do Japi is not subject to periodic tariff revision.

The tariff revision comprises the adjustment of the revenue upon determination:

a) of the regulatory compensation basis for RBNI;

b) of efficient operating costs;

c) of the optimal capital structure and definition of the compensation of transmission companies;

d) identification of the amount to be considered as tariff reduction - Other revenues.

The information on the latest periodic tariff revisions is described below:

Concessionaire	Concession arrangement	Approval Resolution (REH)	REH date	Effective as of

Subsidiaries

IE Serra do Japi	026/2009	1.901	06.16.2015	07.01.2015
IEMG	004/2007	2.257	06.20.2017	07.01.2017
IENNE	001/2008	1.540	06.18.2013	07.01.2013
IE Pinheiros	012 and 015/2008	1.762	07.09.2014	07.01.2014
IE Pinheiros	18/2008	1.755	06.24.2014	07.01.2014
Evrecy	020/2008	1.538	06.18.2013	07.01.2013
IE Pinheiros	021/2011	2.257	06.20.2017	07.01.2017

Jointly-controlled subsidiaries

IE Sul	013 and 016/2008	1.755	06.24.2014	07.01.2014
IE Madeira	013 and 015/2009	1.755	06.24.2014	07.01.2014
IE Garanhuns	022/2011	2.257	06.20.2017	07.01.2017

The next periodic tariff revisions for the RAP of the Company and its subsidiaries and jointly-controlled subsidiaries are described in note 1.2.

24.3              Variable Portion — PV, RAP Additional and Adjustment Portion - PA

Regulatory Resolution 729, of July 28, 2016, regulates the Variable Portion (PV) and RAP Additional. The Variable Portion corresponds to the deduction from the RAP of transmission companies due to the unavailability or operational restriction of the facilities comprising the Basic Grid. The RAP Additional corresponds to the amount to be added to the revenue from transmission companies as an incentive for improving the availability of transmission facilities.

Regulatory Resolution (REN) No. 512, of October 30, 2012, changed REN 270/07, by including Paragraph 3 in article 3, which extinguishes the RAP additional for transmission functions covered by Law No. 12783/2013.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

The Adjustment Portion (“PA”) is the portion of revenue arising from the enforcement of a mechanism established in the agreement, which is used in the periodic annual adjustments by adding to or subtracting from the RAP in order to offset a surplus or deficit of collection in the period prior to the adjustment.

24.4              Annual revenue adjustment

On June 30, 2017, Approving Resolution No. 2258 was published to establish annual permitted revenues of the Company and its subsidiaries for the availability of the transmission facilities comprising the Basic Grid and other transmission facilities, for a 12-month cycle, from July 1, 2017 to June 30, 2018.

According to Approval Resolution No. 2258, RAP and amounts corresponding to the Company’s adjustment portion (Agreement No. 059/2001), net of PIS and COFINS (known as Regulatory Revenue), which was R$893,452* on July 1, 2016, increased to R$2,536,919* on July 1, 2017, representing an increase of R$1,643,467, equivalent to 183.95%, out of which, 4.02% (R$35,904) is for IPCA/IGPM adjustment, 0.42% (R$3,762) is for changes in the adjustment portion, 5.75% (R$51,375) is for the RAP Additional for new investments, and additional 173.76% (R$1,552,426) for SE assets, which became part of the RAP as of the 2017/2018 cycle (Ruling MME No. 120/2016, covered by Law No. 12783/2013.

The Company’s RAP, which was R$1,035,328* on July 1, 2016, increased to R$2,678,991* on July 1, 2017, a rise of R$1,643,663, equivalent to 158.76%. Out of that, 3.79% (R$39,278) relates to the adjustment of the IPCA/IGPM index, 0.05% (R$560) relates to changes in the adjustment portion, 4.96% (R$51,399) relates to the RAP Additional for new investments, and 149.95% (R$1,552,426) additional relates to SE assets that will be comprised by the RAP as of the 2017/2018 cycle (Ruling MME No. 120/2016), covered by Law No. 12783/2013).

* includes revenue from authorized investments that will start operating in the next cycles.

The regulatory revenue, net of PIS and COFINS, is composed as follows:

	Basic grid				Other transmission facilities (DIT)
Concession arrangement	Existing assets	New investments	Tendered	Adjustment portion	Existing assets	New investments	Tendered	Adjustment portion	Total

059/2001	1,749,788	155,625	—	(21,447)	538,580	122,364	—	(7,991)	2,536,919
143/2001	—	—	22,340	(1,314)	—	—	—	—	21,026
004/2007	—	—	18,306	(1,077)	—	—	—	—	17,229
012/2008	—	6	8,876	(230)	—	921	1,338	—	10,911
015/2008	—	14,212	16,850	(1,276)	—	4,176	413	(12)	34,363
018/2008	—	52	4,371	(193)	—	1,595	53	(55)	5,823
021/2011	—	—	4,084	(289)	—	—	1,498	—	5,293
026/2009	—	5,053	28,087	(4,938)	—	—	6,388		34,590
020/2008	—	11,552	—	(1,189)	—	2,529	—	(55)	12,837

	1,749,788	186,500	102,914	(31,953)	538,580	131,585	9,690	(8,113)	2,678,991

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

25                        Cost of infrastructure implementation, operation and maintenance services, and general and administrative expenses

	2017			2016	2015 (unaudited)
	Costs	Expenses	Total	Total	Total

Management fees	—	(8,282)	(8,282)	(5,661)	(4,991)
Personnel	(242,193)	(64,845)	(307,038)	(290,288)	(274,120)
Services	(121,585)	(52,234)	(173,819)	(183,406)	(212,895)
Depreciation	—	(9,627)	(9,627)	(9,061)	(8,525)
Materials	(185,100)	(1,376)	(186,476)	(86,640)	(142,799)
Leases and rent	(8,918)	(4,919)	(13,837)	(14,690)	(14,313)
Contingencies	—	26,109	26,109	(1,689)	(76,530)
Others	(35,482)	(15,220)	(50,702)	(40,773)	(43,135)

	(593,278)	(130,394)	(723,672)	(632,208)	(777,308)

The abovementioned costs include infrastructure implementation costs in the total amount of R$225,450 in 2017, $156,379 in 2016 and R$254,892 in 2015 (unaudited). The respective infrastructure implementation revenue, shown in note 24.1, is calculated by adding the PIS and COFINS rates and other charges to the cost of the investment.

26                        Finance income (expenses)

	2017	2016	2015 (unaudited)
Revenues
Gains from short-term deposits	43,907	67,084	65,404
Interest income	240	947	21,552
Monetary variation	3,387	5,590	50,184
MTM (mark to market) adjustment	1,632	—	—
Currency swap	4,369	—	—
Adjustment of swap - hedging instruments	10,170	—	—
Others (*)	59,968	3,063	14,571

	123,673	76,684	151,711
Expenses
Interest on loans	(47,905)	(44,043)	(41,927)
Interest payable	(10,723)	(12,396)	(13,110)
Charges on debentures	(63,599)	(87,360)	(86,009)
Charges on swap	(1,351)	—	—
MTM (mark to market) adjustment	(2,242)	—	—
Monetary variation	(35,376)	(39,492)	(30,457)
Currency swap	(9,275)	—	—
Adjustment of swap - hedging instruments	(9,764)	—	—
Others	(9,654)	(3,322)	(5,564)

	(189,889)	(186,613)	(177,067)

	(66,216)	(109,929)	(25,356)

(*) includes the amounts of reduction of interest and charges, of R$53,759, relating to adhesion to PERT (note 17.2).

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

27                        Others operating income (expenses), net

The amount of R$55,006 refers substantially to: (i) recognition of the provision for reversal for SE facilities, according to article 5 of ANEEL Normative Resolution No. 762/2017, in the amount of R$57,178 (note 7); (ii) partially offset by the negative goodwill recorded on the acquisition of IENNE in the amount of R$5,042 (note 11 (b)). In 2016, this mainly refers to the recognition of liabilities to face Eletrobras’s collection to return part of the NI amounts (note 7), in the amount of R$24,513. In 2015, the amount refers to amortization of the parent company’s merged tax benefit (Note 28), of R$29,887 in 2015 (unaudited).

28                        Income tax and social contribution

Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Profit (CSLL) are provisioned on a monthly basis, under the accrual method, calculated based on Law No. 12973/14.

The Company computes taxable profit based on monthly accounting records (“lucro real”) compute taxable profit based on quarterly gross revenue (“lucro presumido”).

(a)                       Reconciliation of the effective tax rate

The reconciliation of the income tax and social contribution expense for the year to book income is as follows:

	2017	2016	2015 (unaudited)

Income before IRPJ and CSLL	1,981,105	7,283,246	609,582

Current statutory rates	34%	34%	34%

Estimated IRPJ and CSLL	(673,576)	(2,476,304)	(207,258)

IRPJ and CSLL on permanent differences
Loss realized	(96)	(529)	(518)
Reversal of Provision for Maintenance of Equity Integrity	24	24	19,725
Result of share of associates	42,434	91,020	54,844
Effect of adoption of taxable profit based on gross revenue - subsidiaries	36,174	53,440	40,590
Others	(605)	(1,563)	221

Effective IRPJ and CSLL	(595,645)	(2,333,912)	(92,396)

IRPJ and CSLL
Current	(354,491)	(79,301)	(85,804)
Deferred	(241,154)	(2,254,611)	(6,592)

	(595,645)	(2,333,912)	(92,396)

Effective rate	30%	32%	15.2%

(*) The process of acquiring the Company’s shareholding control by ISA generated tax benefit totaling R$689,435 on December 31, 2007, which was substantially amortized until December 2015, in monthly installments, as authorized by ANEEL Resolution No. 1164. In order to prevent the amortization of goodwill from adversely affecting the flow of dividends to shareholders, a Provision for Maintenance of Equity Integrity (“PMIPL”) of its surviving company and a Special Goodwill Reserve on the Merger were established in accordance with the

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

provisions of CVM Instruction No. 349, of March 6, 2001. The remaining balance on December 31, 2017 is R$513 (R$550 on December 31, 2016 and R$586 on December 31, 2015 (unaudited)).

(b)                       Breakdown of deferred income tax and social contribution

Assets / (Liabilities)	2017	2016	2015 (unaudited)

Accounts receivables — Law No. 12783 — SE (i)	(2,373,365)	(2,211,229)	—
Service Concession Arrangement - (IFRIC 12) (ii)	(266,268)	(124,972)	(71,143)
First-time adoption of Law No. 12973/2014 (iii)	(22,121)	(23,005)	(23,890)
Provision SEFAZ-SP (iv)	175,527	175,527	175,527
Provision for contingencies	41,328	52,032	64,369
Others temporary differences	26,774	25,044	3,145

Total, net	(2,418,125)	(2,106,603)	148,008

(i)             Deferred income tax and social contribution on the compensation from concession asset relating to SE facilities, which will be incorporated into the tax base as amounts are actually received.

(ii)          Refers to income tax and social contribution on profit from infrastructure implementation operation to provide the electric power transmission services and compensation from concession assets (IFRIC 12) recognized on an accrual basis, which are taxed when amounts are actually received, as provided in article 168 of Normative Instruction No. 1700/17 and article 36 of Law No. 12973/14.

(iii)       Reflects the amounts subject to income tax and social contribution due to the first-time adoption of Law No. 12973/14 on a straight-line basis over the term of the concession agreement.

(iv)      According to note 8 (c).

The Company’s Management believes that deferred income tax and social contribution assets arising from temporary differences will be realized proportionately to the contingencies, trade receivables and the materialization of the events that gave rise to the provisions for risks.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

29                        Transactions with related parties

The main balance and transactions with related parties are as follows:

		2017		2016		2015 (unaudited)		2017	2016	2015 (unaudited)
	Related							Income/	Income/	Income/
Nature of transaction	party	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	(expenses)	(expenses)	(expenses)

Short-term benefits (a)	Management	—	—	—	—	—	—	(7,585)	(5,227)	(4,595)
		—	—	—	—	—	—	(7,585)	(5,227)	(4,595)

Dividends	ISA Capital	—	—	—	49,964	—	—	—	—	—
	Serra do Japi	2,797	—	—	—	—	—	—	—	—
	IEMadeira	—	—	15,810	—	29,170	—	—	—	—
	Eletrobras	—	—	—	48,675	—	69,030
		2,797	—	15,810	98,639	29,170	69,030	—	—	—

Loans and financing		—	111	—	154	—	196	—	—	—
		—	111	—	154	—	196	—	—	—

Sublease and Reimbursements (b)	ISA Capital	26	—	14	—	23	—	292	335	337
	IEMG	3	—	4	—	7	—	47	77	96
	Pinheiros	3	—	4	—	18	—	46	101	238
	Serra do Japi	9	—	10	—	13	—	120	126	162
	Evrecy	4	—	2	—	4	—	44	40	47
	IENNE	5	—	6	—	18	—	67	91	112
	IESul	7	—	14	—	12	—	92	72	64
	IEGaranhuns	91	—	—	—	—	—	—	—	—
	Aimorés	91	—	—	—	—	—	—	—	—
	Paraguaçu	119	—	—	—	—	—	—	—	—
	ERB1	92	—	—	—	—	—	—	—	—
	Internexa	—	—	—	—	—	—	13	—	—
		450	—	54	—	95	—	721	842	1,056

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

Year ended December 31, 2017, 2016 and 2015 (unaudited)

In thousands of reais, unless stated otherwise

		2017		2016		2015 (unaudited)		2017	2016	2015 (unaudited)

Future capital contribuition (c)	IESul	—	—	2,211	—	—	—	—	—	—
				2,211		—	—			—

Provision of services (d)	ISA Capital	16	—	16	—	15	—	195	182	147
	IEMG	6	—	12	—	11	—	152	144	132
	Pinheiros	43	—	108	—	100	—	1,343	1,395	1,958
	Serra do Japi	91	—	87	—	80	—	1,083	1,383	843
	Evrecy	74	—	72	—	67	—	879	829	759
	IEGaranhuns	32	—	—	—	—	—	181	—	345
	Internexa	434	14	—	7	—	13	98	103	(53)
		696	14	295	7	273	13	3,931	4,036	4,131

Total		3,943	125	18,370	98,800	29,538	69,239	(2,933)	(349)	592

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

for the years ended December 31, 2017 and 2016

In thousands of Brazilian reais — R$, unless otherwise stated

(a)                       Refers to management fees, which, as disclosed in the Company’s income statement, with balances of R$8,282 (R$5,661 in 2016 and R$4,595 in 2015 (unaudited)).

The Company’s compensation policy does not include postemployment benefits, other long-term benefits, severance benefits or share-based compensation.

(b)                       The sublease agreement comprises the sub-leased area of the Company’s headquarters building, as well as apportionment of condominium and maintenance expenses, reimbursement of shared services, among others.

(c)                        On June 27, 2016, an agreement was signed between the Company and Cymi Holding S.A. whereby an advance in the amount of R$6,082 was granted to jointly-controlled subsidiary IESul proportionally to their equity interests through conversion of the capital advance in up to 120 days. In 2017, the total amount was converted into capital, and the Company’s equity interest was R$3,041 (R$1,660 in 2016).

(d)                       The Company maintains the following service agreements: (i) ISA Capital — tax and accounting bookkeeping services, tax calculation and payroll processing; (ii) IEMG, Pinheiros, Serra do Japi, Evrecy and Garanhuns — operation and maintenance of its facilities; (iii) Internexa, a subsidiary of ISA Group — two service agreements including assignment of right of use, on a remunerated basis,  of the infrastructure support necessary for the installation of fiber optical cables, auxiliary services and related improvements and sharing of IT infrastructure. Additionally, the Company contracted the provision of 100 Mbps internet link services with Internexa.

These transactions are conducted under specific conditions agreed upon between the parties.

Additionally, the Company recorded current liabilities in the amount of R$25,609 relating to the estimated amount payable to Eletrobras in connection with the method used to adjust receivables from NI facilities (note 7 (d)) and in current assets, as short-term investments, in the amount of R$346,287, with the investment funds Referenciado DI Bandeirantes, Xavantes Referenciado DI and Assis Referenciado DI (note 6).

30                        Financial instruments

(a)                       Identification of significant financial instruments

	2017	2016	2015 (unaudited)

Financial assets
Fair value through profit or loss
Cash and cash equivalents	6,585	4,524	6,135
Short-term deposits	610,066	336,138	440,054
Restricted cash	35,674	12,002	12,059
Loans and receivables
Accounts receivables
Current	1,924,928	1,221,016	319,961
Non-current	11,213,952	10,225,808	3,526,968
Receivables — SEFAZ
Non-current	1,312,791	1,150,358	965,920
Derivative financial instruments	2,611	—	—
Receivables from subsidiaries	903	18,071	29,200
Guarantees and restricted deposits	66,414	70,175	66,268

Financial liabilities
Amortized cost
Loans and financing
Current	268,588	71,679	71,070
Non-current	690,541	432,472	485,239
Debentures
Current	182,852	192,368	180,782
Non-current	801,007	313,931	359,573
Trade accounts payable	69,923	41,482	34,950
Interest on equity and dividends payable	3,112	139,946	2,156

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

for the years ended December 31, 2017 and 2016

In thousands of Brazilian reais — R$, unless otherwise stated

The carrying amounts of financial assets and financial liabilities, when compared to the amounts that could be obtained if they are traded in an active market or, in the absence of such market, the net present value adjusted based on the prevailing market interest rate, approximate their fair values. The Company classifies financial instruments as Level 1 and Level 2, as required by the effective CPC standards:

Level 1 — quoted prices (unadjusted) in active markets, net and observable for identical assets or liabilities, available of measurement date;

Level 2 — quoted prices (which can be adjusted or unadjusted) of similar assets or liabilities in active markets, other inputs not directly or indirectly observable in level 1, in the asset or liability terms; and

Level 3 — assets and liabilities whose prices are unavailable or prices or valuation techniques supported by a small or inexistent, unobservable or net market. In this level, the fair value estimate becomes highly subjective.

On July 12, 2017, the Company signed a Global Derivative (SWAP) Agreement, as a hedge against exchange rate risk and interest rate risk (Libor 3M), designated to hedge currency risk and interest rate risk from the contracting of the loan in foreign currency under the terms of Law No. 4131, of September 3, 1962. The transaction with SWAP effect shows a rate of 101.4% CDI.

The Company classifies derivatives contracted as fair value hedge and, based on the requirements of IAS 39, the Company adopted hedge accounting for its transactions.

Financial instrument management is in line with the Risk Management Policy and Financial Risk Guidelines of the Company and its subsidiaries. The results from these transactions and adoption of controls to manage this risk are part of the monitoring of the financial risks adopted by the Company and its subsidiaries as follows:

		Notional value (Accrual)	Fair value(*)
Current	Maturity	12.31.2017	12.31.2017
Short position
SWAP (BTMU)	July 2018	166,026	165,492
Long position
SWAP (BTMU)	July 2018	(162,805)	(162,881)

Net value		3,221	2,611

(*) The fair value refers to mark-to-market as at December 31, 2017.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

for the years ended December 31, 2017 and 2016

In thousands of Brazilian reais — R$, unless otherwise stated

(b)     Loans and financing

Debt-to-equity ratio

The debt ratio at the end of the year is as follows:

	2017	2016	2015 (unaudited)

Loans and financing
Current	268,588	71,679	71,070
Non-current	690,541	432,472	485,239
Debentures
Current	182,852	192,368	180,782
Non-current	801,007	313,931	359,573

Total debt	1,942,988	1,010,450	1,096,664

Cash and cash equivalents and short-term deposits	616,651	340,662	446,189

Net debt	1,326,337	669,788	650,475

Equity	11,199,656	10,297,123	5,515,001

Net debt-to-equity ratio	11.8%	6.5%	11.8%

CTEEP is party to loans and financing agreements that contain covenants determined based on debt ratios (notes 14 and 15). The Company is compliant with the requirements relating to covenants.

The carrying amount of loans and financing and debentures is pegged to the TJLP, CDI and IPCA fluctuation and approximates their fair values.

(c)               Risk management

The main risk factors inherent in the Company’s transactions are as follows:

(i)            Credit risk - The Company enter into agreements with the National Electric System Operator (ONS), concessionaires and other agents, governing the provision of services relating to the basic grid, including a bank guarantee clause. The company and its subsidiaries also maintain agreements governing the provision of services directly to free consumers, also containing a bank guarantee clause, to mitigate the risk of default.

(ii)        Price risk - The Company’s revenues are, as set forth in the concession agreement, annually adjusted by ANEEL, based on the IPCA and IGP-M fluctuation, and a portion of the revenues is subject to periodic tariff revision (note 24.2).

(iii)    Interest rate risk - The adjustment of financing agreements is pegged to the TJLP, IPCA and CDI fluctuation (notes 14 and 15).

(iv)     Currency risk — The Company manages the currency risk arising from its liabilities by contracting derivative financial instruments (swap) to hedge the fair value of the foreign-currency borrowings agreement (note 14). The Company do not have trade receivables and other foreign-currency assets.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

for the years ended December 31, 2017 and 2016

In thousands of Brazilian reais — R$, unless otherwise stated

(v)         Borrowing risk - The Company may face difficulties in the future to raise funds at costs and reimbursement terms aligned with their cash generation profile and/or debt obligations.

(vi)     Guarantee risk — The main guarantee risks are the following:

•                  Management of risks related to the retirement and health care benefits via Funcesp (pension entity), through its representation in management bodies.

•                  Participation as intervening guarantor, to the limit of its interests in subsidiaries, jointly-controlled subsidiaries, in their financing agreements (note 14).

(vii) Liquidity risk — The Company’s main sources of cash are the following:

Its operations, mainly from the use of the electric power transmission system by other utilities and agents of the sector.  The cash amount, represented by the RAP linked to the basic grid’s facilities and other transmission facilities (DIT) is defined, as set forth in prevailing laws, by ANEEL.

The Company is compensated for the transmission system availability, and any electric power rationing will have no impact on revenue and respective cash receipts.

The Company manages the liquidity risk by maintaining adequate credit facilities and lines of credit to raise borrowings it considers appropriate, based on the continuous monitoring of budgeted and actual cash flows, and the combination of the maturity profiles of financial assets and financial liabilities.

Receipt of the facilities indemnity installment related to the SE represents an important source of cash generation for the Company in order to be able to comply with its financial planning for the coming years. The Company manages any changes to the timeframe and legal proceedings that may impact cash receipts.

(d)             Sensitivity analysis

Under CVM Instruction 475, of December 17, 2008, the Company conducts the sensitivity analysis of interest rate and currency risks. The Company’s management does not consider as material its exposure to other risks described above.

For purposes of defining a base scenario for analyzing the sensitivity of interest rate, price risk and currency fluctuations, we used the same assumptions defined for the Company’s long-term financial and economic plan. These assumptions are based on the macroeconomic environment in Brazil and the opinions of market experts.

Therefore, to assess the effects of changes in the Company’s cash flow, the sensitivity analysis below, for items pegged to floating rates, considers:

Base scenario:  Interest rate quotation (pre-DI curve) and exchange rate (future dollar) on December 31, 2018, determined on December 28, 2017, according to B3, which are shown in the interest risk and currency risk tables; and

Positive and negative changes of 25% (scenario I) and 50% (scenario II) were applied.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

for the years ended December 31, 2017 and 2016

In thousands of Brazilian reais — R$, unless otherwise stated

			Currency risk - Effects on cash flow
				Risk of increase in indices		Risk of decrease in indices
Operation	Risk	Balance at 2017	Base Scenario	Scenario I	Scenario II	Scenario I	Scenario II

Financial assets and financial liabilities
Law No. 4131 — Credit Agreement - BTMU	Forex + Libor 3M + 0.28% p.a.+IR	166,026	(799)	(998)	(1,198)	(599)	(399)
Swap (short position) — Law No. 4131 — Credit Agreement	Forex + Libor 3M + 0.32% p.a.	166,026	799	998	1,198	599	399

Net effect of changes			—	—	—	—	—

Reference for financial assets and financial liabilities
Us dollar rate USD/R$ (March 2018) (*)			3.3356	4.1695	5.0034	2.5017	1.6678

			Interest rate risk - effects on cash flow
					Risk of Increase in Indices				Risk of Decrease in Indices
Operation	Risk	Balance at 2017	Base Scenario		Scenario I		Scenario II		Scenario I		Scenario II

Financial assets
Short-term investments	102.85% CDI	613,670	9,161		10,722		12,264		7,582		5,984

Financial liabilities
Debentures - single series (ii)	116.0% CDI p.a	169,441	3,248		4,037		4,817		2,450		1,643
Debentures - single series (iii)	IPCA+6.04%	155,185	3,828		4,206		4,580		3,448		3,066
Debentures - single series (iv)	IPCA + 5.04%	309,119	6,776		7,624		8,368		6,120		5,359
Debentures - single series (v)	105.65% CDI p.a.	350,114	6,109		7,592		9,057		4,610		3,092
FINEM BNDES (i), (ii)	TJLP+1.80% to 2.30%	369,846	8,018		9,172		10,648		6,235		4,723
BNDES (Subsidiaries)	TJLP + 1.55% to 2.62% p.a.	123,940	2,652		3,140		3,623		2,158		1,657
Overdraft account	CDI + 0.56% p.m	9,398	104		117		129		92		79

Derivatives
SWAP BTMU	101.40% CDI p.a	162,805	2,569		3,191		3,808		1,937		1,299

Net effect of changes			(24,143)		(28,357)		(32,766)		(19,468)		(14,934)

Reference for financial assets and financial liabilities
100% CDI (March 2018) (*)			6.77%	p.a	8.46%	p.a	10.16%	p.a.	5.08%	p.a.	3.39%	p.a.
IPCA (March 2018)			3.96%	p.a	4.95%	p.a	5.94%	p.a	2.97%	p.a	1.98%	p.a
TJLP (March 2018)			6.75%	p.a.	8.44%	p.a	10.13%	p.a	5.06%	p.a	3.38%	p.a

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

for the years ended December 31, 2017 and 2016

In thousands of Brazilian reais — R$, unless otherwise stated

(*)Source: http://www.bmfbovespa.com.br/pt_br/servicos/market-data/consultas/mercado-de-derivativos/precos-referenciais/taxas-referenciais-bm-fbovespa/.

31                        Commitments operating lease agreements

The main commitments assumed by the Company and its subsidiaries are related to operating leases of vehicles, whose minimum future payments, overall and for each one of the periods, are as follows:

	2017	2016	2015 (unaudited)

Within 1 year	4,600	6,511	6,762
From 1 to 5 years	6,347	893	4,563

	10,947	7,404	11,325

32                        Insurance

The Company’s insurance coverage and effective terms by insurance line is as follows:

Insurance Line	Effective term	Insured amount - R$ thousand	Premium - R$ thousand

Property (a)	11/30/16 to 12/19/18	2,923,184	6,967
General civil liability (b)	12/19/17 to 12/19/18	30,000	121
National transport (c)	12/19/17 to 12/19/18	360,000	33
Group personal accident (d)	04/30/17 to 04/30/18	72,000	4
Automobile (e)	04/02/17 to 04/02/18	Market value	240
Court-ordered guarantee (f)	04/11/14 to 03/22/22	310,359	2,990

			10,355

(a)                       Property - coverage against fire and electrical damages for the main equipment installed in transmission substations, buildings and related components, storeroom supplies and facilities, as set forth in concession arrangements, where the transmission companies should keep insurance policies to ensure the proper coverage of the most import equipment of the transmission system facilities, and the transmission company should define the assets and facilities to be insured.

(b)                       General Civil Liability - coverage against repairs for involuntary, personal and/or property damages caused to third parties, as a result of the Company’s activities.

(c)                        National transportation - coverage against damages caused to the Company’s assets and equipment transported in Brazilian territory.

(d)                       Collective personal accident - coverage against personal accidents of executives and apprentices.

(e)                        Vehicles - coverage against crash, fire, theft and third parties.

(f)                         Court guarantee - replacement of sureties and/or escrow deposits made by the Judicial Branch.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

for the years ended December 31, 2017 and 2016

In thousands of Brazilian reais — R$, unless otherwise stated

There is no coverage for eventual damages to the transmission lines against fire, lightning, explosion, short circuit and power interruption.

The assumptions adopted for the taking of insurance, given their nature, are not included in the scope of an audit work. Consequently, they were not reviewed by our independent auditors.

33                        Supplementary retirement plan governed by Law No. 4819/58

The supplementary pension plan under State Law No. 4819/58, which established the creation of the State Social Security Fund, is applicable to mixed-capital entities’ employees, corporations in which the State of São Paulo holds the majority of shares, with right to control and to industrial services owned and managed by the State, hired through May 13, 1974, and also provided for supplementary pension plans, bonus leave and family allowance.   The funds necessary to cover the charges under such plan are borne by the relevant bodies of the State Government of São Paulo, whose implementation was made as set forth in the agreement entered into among the Finance Department of the State of São Paulo and the Company, on December 10, 1999.

Such procedure was properly carried out through December 2003 by Funcesp, with the funds provided by SEFAZ-SP, transferred by CESP and subsequently by CTEEP. Since January 2004, SEFAZ-SP has processed payments of benefits directly, without the intermediation of the Company and Funcesp, at amounts lower than those historically paid through December 2003.

(a)             Civil class action under discussion at the 2nd Court of the Treasury Department

The change in SEFAZ’s method used to pay retirements and pensions led retirees to file lawsuits, especially a civil class action. The 2nd Court of the Treasury Department issued a decision thereon in June 2005 overruling the pension supplementation claim and allowing the processing of payroll and payments of retirements and pensions by SEFAZ-SPunder Law No. 4819/58. The Association of Funcesp Retirees (AAFC), which represents retirees and pensioners, filed an appeal against the decision and the fact that the lawsuit was upheld to the regular courts. On November 24, 2015, a final and unappealable was issued by the Superior Court of Justice, which maintained the discussion at the regular courts.

Accordingly, on June 27, 2016, AAFC’s appeal was stayed and the labor court injunction (item (b)) should be maintained until the appeal was judged.

On August 02, 2017, São Paulo Court of Justice unanimously considered the decision groundless, condemned AAFC’s position as bad-faith litigation, and revoked the injunction.

Following the decision above, on August 08, 2017, SEFAZ sent an Official Letter to the Company informing that they were assuming the payroll of the retirees and pensioners under Law No. 4819/58 beginning August 2017.  AAFC filed an appeal against São Paulo Court of Justice’s unanimous decision: one special appeal with the Superior Court of Justice (STJ) and an extraordinary appeal with the Federal Supreme Court (STF), both of them claiming São Paulo Court of Justice’s unanimous decision to be stayed.

São Paulo Court of Justice, on October 18, 2017, and STJ, on October 31, 2017, denied the request filed by AAFC. However, STF granted an injunction staying the effects of the decision issued by São Paulo Court of Justice and ordering that defendants shall continue to adopt the same procedures as those were adopted before the matter was judged by São Paulo Court of Justice until STF analyzes the grounds of the request.

As a result of this court injunction, SEFAZ determined that the payroll should be processed by Funcesp beginning December 2017.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

for the years ended December 31, 2017 and 2016

In thousands of Brazilian reais — R$, unless otherwise stated

In December, the Company filed an appeal against the court injunction issued by STF; the appeal awaits judgment. Special and extraordinary appeals filed by AAFC await judgment.

(b)             Civil class action under discussion at the 2nd Court of the Treasury Department (former Labor Claim which was discussed at the 49th Sao Paulo Labor Court)

Class action started by AAFC, simultaneously to the civil class action referred to above. This time, however, the Labor Court, in an individual lawsuit for which the Entity had been granted advanced relief on July 11, 2005, ratified the advanced relief so that Funcesp resumed the processing of payments of those benefits under Law No. 4819/58 the same way as that effective until December 2003, in which the Company was acting as an intermediary between SEFAZ-SP and Funcesp.

Currently, the class action and civil class action are being discussed at the regular courts, as established in the decision obtained by CTEEP in a conflict of jurisdiction raised at STF.

Following the decision on the Conflict of Jurisdictions mentioned above, the class action was received at the 2nd Court of the Treasury Department on May 20, 2016 and, on May 30, 2016, a decision was issued revoking the preliminary injunction that ordered the Company to make monthly payments, extinguishing the requests relating to payroll processing, and considering groundless the request for refunding any differences that may be owed to retirees and pensioners under Law No. 4819/58.

SEFAZ-SP resumed payroll processing in June 2016. However, after filing an appeal against the decision, AAFC requested São Paulo Court of Justice to stay the effect of the appeal, which was granted on June 27, 2016.

On July 22, 2016, a new decision was issued clarifying that the labor injunction should be maintained until AAFC’s appeal was judged.

On August 02, 2017, São Paulo Court of Justice unanimously considered the decision groundless, condemned AAFC’s position as bad-faith litigation, and revoked the injunction.

Following the decision above, on August 08, SEFAZ sent an Official Letter to the Company informing that they were assuming the payroll of the retirees and pensioners under Law No. 4819/58 beginning that date. AAFC filed special appeals (with STJ) and an extraordinary appeal (with STF), against São Paulo Court of Justice’s unanimous decision, both claiming to stay the decision issued.

São Paulo Court of Justice, on October 18, 2017, and STJ, on October 31, 2017, denied the request filed by AAFC.

However, in December 2017, STF granted an injunction staying the effects of the decision issued by São Paulo Court of Justice in August 2017 and ordering that defendants shall continue to adopt the same procedures as those were adopted before the matter was judged by São Paulo Court of Justice until STF analyzes the grounds of the request.

As a result of this court injunction, SEFAZ determined that the payroll should be processed by Funcesp beginning December 2017.

In December 2017, the Company filed an appeal against the court injunction issued by STF; the appeal awaits judgment. Special and extraordinary appeals filed by AAFC await judgment.

(c)              Collection claim

SEFAZ-SP has transferred to CTEEP, since September 2005, amounts lower than those established by the decision issued by the 49th Labor Court, referred to in letter (a) above.

CTEEP — Companhia de Transmissão de Energia Elétrica Paulista

Notes to the financial statements

for the years ended December 31, 2017 and 2016

In thousands of Brazilian reais — R$, unless otherwise stated

By virtue of this decision, CTEEP transferred to Funcesp, from January 2005 to September 2017, the amount of R$3,904,412 for the payment of benefits under State Law No. 4819/58, and received from SEFAZ-SP the amount of R$2,343,653 for such purpose. The difference between the amounts transferred to Funcesp and reimbursed by SEFAZ-SP, in the amount of R$1,560,759 (Note 8 (a)), has been requested by CTEEP for reimbursement on the part of SEFAZ-SP. In addition, there are amounts relating to labor claims settled by the Company and under the responsibility of SEFAZ-SP, in the amount of R$268,287 (Note 8 (b)), totaling R$1,829,046.

In December 2010, CTEEP filed a collection claim against SEFAZ-SP to recover the amounts that were not received. After a decision that dismissed the case without analyzing its grounds in May 2013, the decision was upheld by São Paulo Court of Justice in December 2014.

The Company filed an appeal and, on August 31, 2015, São Paulo Court of Justice accepted the Company’s appeal and condemned SEFAZ-SP to make the transfers relating to supplementary retirement and pension as agreed with the Company and in accordance with the prevailing legislation, except for the disallowed amounts.

Seeking the inclusion of the disallowed amounts in the decision, the Company filed a new appeal for clarifications, which was accepted on February 1, 2016 by the São Paulo Court of Justice, which upheld the decision of August 31, 2015 and determined the measurement of the amounts pending transfers by SEFAZ-SP at the settlement phase.

SEFAZ-SP, on March 7, 2016, filed an appeal that was rejected by a judgment made on July 4, 2016, thus upholding the conviction of SEFAZ-SP, which filed a new appeal also denied by TJ/SP on June 5, 2017.

On August 8, 2017, SEFAZ-SP filed an appeal with STJ, which awaits analysis at São Paulo Court of Justice.

(d)             CTEEP’s opinion

The Company continues to seek a final and unappealable decision that maintains the procedure of making direct payments of the benefit payroll under State Law No. 4819/58 by SEFAZ-SP. The Company also reinforces the opinion of its legal department and legal advisors that the expenses in connection with State Law 4819/58 and respective regulation should be fully assumed by SEFAZ-SP and continues to adopt addition measures to protect the Company’s interests.

Due to the new developments occurred in 2013, especially those related to the claim in progress for collection of the amounts payable by SEFAZ-SP, as described above, and also considering the progress of the other proceedings mentioned above, the CTEEP’s management recognized in 2013 an allowance for losses on the collection of receivables relating to a portion of the amounts receivable, which is expected to be increased over the realization period and not established as an exclusive responsibility of SEFAZ-SP so far.

Management is monitoring the new legal and business developments, as well as the impacts on the Company’s financial statements.

34                        Subsequent events

(a)                       IESUL acquisition

According to relevant fact disclosed on April 6, 2018, the Company entered into a contract with Cymi Construções e Participações S.A (CYMI) for the acquisition of 50.00% less 1 (one) subsidiary of joint control share of the total capital of Interligação Elétrica Sul SA (IESUL). The conclusion of the transaction and the actual acquisition will be subject to approval by ANEEL, consent of certain third parties and analysis of the CADE.